Form 20-F
period 1999-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2000-04-07
CIK 1000184

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

                  For the fiscal year ended December 31, 1999

                                       OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
                 FOR THE TRANSITION PERIOD FROM ------ TO------
                        COMMISSION FILE NUMBER: --------
                            ------------------------

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

    Non-Voting Preference Shares, without nominal value     New York Stock Exchange*

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) of the
Act: None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

Ordinary Shares, without nominal value (as of December 31,
  1999).....................................................  61,000,000
Non-Voting Preference Shares, without nominal value (as of
  December 31, 1999)........................................  43,756,114

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

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION............................................................     1

PRESENTATION OF FINANCIAL INFORMATION...................................     1

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.........................     2

PART I..................................................................     3
  Item 1.   Description of Business.....................................     3
  Item 2.   Description of Property.....................................    17
  Item 3.   Legal Proceedings...........................................    18
  Item 4.   Control of Registrant.......................................    19
  Item 5.   Nature of Trading Market....................................    20
  Item 6.   Exchange Controls and Other Limitations Affecting Security
            Holders.....................................................    22
  Item 7.   Taxation....................................................    23
  Item 8.   Selected Financial Data.....................................    29
  Item 9.   Management's Discussion and Analysis of Financial Condition
  and  Results of Operations............................................    32

  Item 9A. Quantitative and Qualitative Disclosure About Market Risk....    54
  Item 10.  Directors and Officers of Registrant........................    57
  Item 11.  Compensation of Directors and Officers......................    59
  Item 12.  Options to Purchase Securities from Registrant or
            Subsidiaries................................................    59
  Item 13.  Interest of Management in Certain Transactions..............    62

PART II.................................................................    64
  Item 14.  Description of Securities to be Registered*.................    64

PART III................................................................    64
  Item 15.  Defaults Upon Senior Securities*............................    64
  Item 16.  Changes in Securities, Changes in Security for Registered
  Securities and Use of Proceeds*.......................................    64

PART IV.................................................................    64
  Item 17.  Financial Statements**......................................    64
  Item 18.  Financial Statements........................................    64
  Item 19.  Financial Statements and Exhibits...........................    64

---------------
 * Omitted because the Item is inapplicable or the answer is negative.

** The Registrant has responded to Item 18 in lieu of this Item.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  INTRODUCTION

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG" and, together with its subsidiaries, "SAP" or the "Company") was incorporated under the laws of the Federal Republic of Germany ("Germany") in 1972. Where the context requires, "SAP AG" refers to its predecessors, Systemanalyse und Programmentwicklung GdbR (1972-1976) and SAP, Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP AG became a stock corporation (Aktiengesellschaft) in 1988. The Company's principal executive offices are located at Neurottstrasse 16, 69190 Walldorf, Germany. Its telephone number is 49-6227-7-47474.

     "SAP," "ABAP/4," "SAP ArchiveLink," "SAP EarlyWatch," "SAP-Logo," "Sapphire," "SAP Business Workflow," "R/2," "R/3," "ABAP," "TeamSAP," "BAPI," "AcceleratedSAP," "ALE/Web," "EnjoySAP," "Management Cockpit," "mySAP.com," "mySAP.com Marketplace," "mySAP.com Workplace," "mySAP.com Business Scenarios," "mySAP.com Application Hosting" and "SEM" are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. This document also contains trademarks of companies other than SAP.

     Unless the context otherwise requires, references in this Annual Report on Form 20-F ("Form 20-F") to "Ordinary Shares" are to SAP AG's ordinary shares, without nominal value, and references to "Preference Shares" are to SAP AG's non-voting preference shares, without nominal value. References in this Form 20-F to "ADSs" are to American Depository Shares, each representing one-twelfth of one Preference Share.

                     PRESENTATION OF FINANCIAL INFORMATION

     The Company's consolidated financial statements included in "Item 18. Financial Statements" in this Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). In 1998 and 1997, the consolidated financial statements were prepared in accordance with accounting principles generally accepted in Germany ("German GAAP"), with a reconciliation to U.S. GAAP. For purposes of the 1999 presentation of the consolidated financial statements, the 1998 and 1997 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes.

     In this Form 20-F: (i) references to "U.S.$" or "Dollars" are to U.S. Dollars; (ii) references to "DM" or "Marks" are to German Deutsche Marks; and
(iii) references to "E" or "euro" are to the euro, a currency of the countries currently participating in the European Economic Monetary Union ("EMU"). Certain amounts that appear in this Form 20-F may not sum because of rounding adjustments. In this Form 20-F, except as otherwise specified, financial information with respect to the Company has been expressed in euros or Dollars. Effective January 1, 1999, the euro was introduced in the 11 member states of the European Union currently participating in the EMU. The fixed exchange rate for euros converted to Marks is DM 1.95583 per E 1.00 ("Official Fixed Conversion Rate"). Effective as of January 1, 1999, the Company has adopted the euro as its financial and reporting currency. Effective February 26, 1999, all of SAP AG's share capital was converted to the euro.

     Unless otherwise specified herein, all euro financial data that have been converted into Dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999, which was E 1.00 per U.S.$ 1.0070. No representation is made that such euro amounts actually represent such Dollar amounts or that such euro amounts could have been or could be converted into Dollars at that or any other exchange rate on such date or on any other dates. For information regarding recent rates of exchange between euros and Dollars, see "Item 8. Selected Financial
Data -- Exchange Rates." At March 24, 2000, the Noon Buying Rate for converting euros to Dollars was US$ 0.9724 per E 1.00.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     Any statements contained in this Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect" "anticipate" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully under "Item 9. -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock," as well as elsewhere in this Form 20-F and in the Company's other filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS

OVERVIEW

     SAP is a leading provider of inter-enterprise software solutions for the Internet economy. The Company offers software products and e-business solutions that provide business technology infrastructure and business processes to enhance customers' growth, value creation and organizational agility. In response to the impact of the Internet, SAP undertook a significant realignment of its product offerings during 1998 and 1999. The first step was to finalize the EnjoySAP development initiative to improve the usability of SAP software products, which was initiated in 1998. In parallel with that effort, the Company advanced its New Dimension products initiative to create independent business solutions and sharpened its focus on the rapid development of Internet-related products. SAP has unified all of these initiatives under its comprehensive Internet strategy, mySAP.com, which was announced in May 1999. The Company shipped mySAP.com to the public as a fully Internet-oriented software and service solution in October 1999.

     mySAP.com is an open collaborative Internet solution that comprises four building blocks: mySAP.com Marketplace, mySAP.com Workplace, mySAP.com Collaborative Business Scenarios and Business Applications and mySAP.com Application Hosting. mySAP.com is based on a technological infrastructure that is open and can be used in conjunction with SAP or non-SAP solutions in order to manage workflows effectively and efficiently across the boundaries of individual enterprises. With mySAP.com, the Company is committed to leveraging the Internet to attract new customers as well as extending its reach within its large current customer base. In addition to its product portfolio, the Company provides consulting, support and training services, ranging from project planning, implementation assistance and ongoing post-implementation support activities, as well as virtual classroom training for new and existing customers. These services are available under the mySap.com go-to-market strategy via the Internet.

     SAP is organized by line of business and geographically. SAP has three line of business operating segments: "Product," "Consulting," and "Training." Furthermore, certain subsets of the Company are organized by industry sectors. Finally, the Company operates in three geographic regions, namely Europe, Middle East and Africa ("EMEA"), North and Latin America (the "Americas") and Asia-Pacific. For information on the Company's line of business and geographic segments, see note 34 to the Company's consolidated financial statements included in "Item 18. Financial Statements."

     On December 31, 1999, the Company had more than 25,000 software installations at over 12,500 customers, and more than 10 million users all over the world. With more than 900 partners that offer complementary software, services and hardware, the Company has established a wide-ranging SAP partner system. The Company's customers include multinational enterprises as well as medium- and smaller-sized businesses. For the year ended December 31, 1999, the Company's revenue and income before income taxes were approximately E 5.11 billion and E 980.3 million, respectively, as compared with E 4.32 billion and E 932.0 million, respectively, for the year ended December 31, 1998. Net income was E 601.0 million and E 526.9 million for the years ended December 31, 1999 and 1998, respectively. The Company consists of SAP AG and its network of 62 operating subsidiaries and has a presence or a representation in over 100 countries.

BACKGROUND

     The Company's first generation of software was introduced in 1973 and consisted of a modest financial accounting application. The Company believes that this initial system represented the first real-time standard software application ever produced. Over the next several years, new applications were added to the initial system and enhancements expanded the functionality of existing applications. In 1981, the Company introduced its second generation of application software, the R/2 system, which could be installed on an enterprise-wide basis without requiring substantial customization. R/2 also reduced bottlenecks by improving and accelerating user access to data. In 1988, the Company anticipated growth in the use of a new hardware technology -- client/server architecture. During this period, the Company designed the initial version of the

R/3 system to offer the functionality of R/2 in an open client/server environment. R/3 was brought to market in the early 1990s. In the following years, the Company introduced several new business software applications and enhanced existing products to operate independently of R/3, including SAP Human Resources and the New Dimension products (such as Business Information Warehouse and Supply Chain Management).

     In May 1999, the Company launched mySAP.com, its new Internet strategy and the fourth generation of its business solutions offerings. With the advent of mySAP.com, all SAP products, solutions and services are Internet-based and independently available, thus enabling personalized, industry-specific solutions for open collaboration on demand.

BUSINESS AND PRODUCT SOLUTION STRATEGY

     The Company's business strategy is to increase its profitability and market share by offering e-business software solutions through mySAP.com to its large existing customer base and to new prospects.

     In implementing this strategy, the Company has focused on three primary initiatives:

     - continually enhancing and improving mySAP.com as a market-leading e-business environment that allows inter-enterprise collaboration of entire business communities as well as empowering employees through role-based interfaces and personalization.

     - providing consulting, support, training and application hosting services that effectively meet customers' needs and create value for their organization.

     - developing the operation of e-business marketplaces into a major business for the Company.

     The Company's product solution strategy is to offer customers integrated one-step e-business solutions for competitive advantage in the Internet economy. The Company seeks to achieve this through the continuous development and enhancement of:

     - mySAP.com as the Company's open environment for Internet-enabled business processes.

     - mySAP.com Marketplace as an enabler of e-business-based relationship management and collaboration among all types of businesses via regional or global, industry- or company-specific marketplaces.

     - mySAP.com Workplace as the universal role-based portal for customers, suppliers, business partners and employees to facilitate personalized business communication and collaboration.

     - the Company's mySAP.com business application areas such as e-commerce, customer relationship management ("CRM"), supply chain management, product lifecycle management, business intelligence and enterprise resource planning ("ERP").

     - customization of mySAP.com as ready-to-use solutions to meet the needs of targeted vertical industries.

     - the Internet Business Framework, an innovative technical infrastructure necessary to support the inter-enterprise integration of heterogeneous software environments and complementary software products and components.

     - the personalized browser-based user interface as well as the mobile computing capability of all SAP components and solutions.

MYSAP.COM

     mySAP.com is the unifying environment that ties together all SAP products, including R/3, New Dimension, industry solutions, business application areas and other key initiatives. mySAP.com allows users to leverage content, community, services and business applications beyond the boundaries of SAP. mySAP.com accomplishes this through a comprehensive, open e-business solutions environment which consists of portals, industry-specific enterprise applications and content, Internet applications and services, as well as an infrastructure technology based upon eXtensible Markup Language ("XML"). This environment enables companies to manage their business relationships in the global Internet economy. mySAP.com also enables enterprises to engage in Collaborative Business Scenarios ("C-Business Scenarios") spanning back-end to front-end to virtual marketplaces.

     mySAP.com comprises four key elements:

     - mySAP.com Marketplaces -- business hubs on the Internet that provide an open infrastructure for collaborative business.

     - mySAP.com Workplaces -- enterprise portals for empowering all employees, customers, suppliers and partners of a company.

     - mySAP.com C-Business Scenarios and Business Applications -- a combination of intra- and inter-enterprise services and information and application components in the areas of e-commerce, CRM, supply chain management, product lifecycle management, business intelligence and ERP.

     - mySAP.com Application Hosting -- a hosting service that reduces the risk, time and investment needed to participate in collaborative business.

MYSAP.COM MARKETPLACES

     mySAP.com Marketplaces are Internet hubs for enterprises and business professionals to collaborate, conduct commerce, access personalized content and interact in professional communities. They enable bilateral and multilateral collaboration between and among enterprises. With mySAP.com Marketplaces, SAP provides community-specific platforms for collaborative business, i.e. it provides integration on the application level. These platforms provide services ranging from stock quotes and news to discussion forums, business directories and hosted applications, such as e-commerce, collaborative forecasting and collaborative engineering.

     mySAP.com Marketplaces may be licensed by organizations that desire to build and operate marketplaces either on their own or in a joint venture with SAP and/or other companies. SAP also offers mySAP.com Marketplaces as a service that can be used by participating organizations for a fee. Examples of such marketplaces are at http://www.mysap.com, which went live in October 1999, and the marketplaces for Chemicals/Pharmaceuticals and for Oil and Gas, which are scheduled to open for business in the first half of 2000.

     On March 15, 2000, SAP announced that it would form a new subsidiary -- SAPMarkets, with its headquarters in Palo Alto, California -- to consolidate all of the current mySAP.com Marketplace efforts to provide customers with the technology and cross-company integration expertise they need to bring marketplaces to fruition at Internet speed. SAPMarkets is dedicated to creating and powering globally interconnected business-to-business marketplaces on the Internet. As such, SAPMarkets will be responsible for all existing and new vertical and horizontal marketplaces. The solutions offered by SAPMarkets will combine the best of mySAP.com and third-party technology, applications and services. The new company will leverage SAP's global system of partners and consultants, as well as SAP's global field operations personnel. It is also anticipated that SAPMarkets will cooperate with other marketplace providers.

MYSAP.COM WORKPLACES

     mySAP.com Workplace is an open enterprise portal that is tailored according to the needs of industries, companies and individual employees. It offers a personalized, role-based interface for users of SAP and non-SAP applications. There are four different types of portals: the employee portal, the customer portal, the supplier portal and the business partner portal. Depending on a person's role -- for example, as employee, manager, sales rep or contractor -- the mySAP.com Workplace delivers a personalizable working environment for participating in collaborative business scenarios, even on mobile computing devices. All Web services, functions and reports are accessible through an HTML-based front-end that runs in a standard Web browser. No SAP software needs to be installed on the desktop. The mySAP.com Workplace provides an open environment, as legacy, third-party applications and related Internet content can be seamlessly integrated into the Workplace. With the mySAP.com Workplace, SAP delivers enterprise portal software to its customers that enables collaborative business software to become easier to learn, tailor and use.

     Between Internet, Intranet, Extranet, legacy, front-office, back-office and personal applications, users can find themselves overwhelmed by information and technology. As a result, users waste enormous amounts of time re-entering passwords, sorting through volumes of irrelevant data and files and continuously toggling between user interfaces. This lack of integration between Web-based resources and business software applications significantly reduces productivity. The mySAP.com Workplace addresses this challenge through its ability to drag Web-based information onto the user's personalized portal.

     For example, a buyer can drag and drop an overdue purchase order onto an overnight delivery carrier's icon appearing in the same screen window. Through a simple click of the mouse, the user can automatically access the carrier's Web site to obtain full details on the overdue shipment. This integration saves unnecessary steps -- accessing a Web browser, entering the delivery carrier's Web site address, logging onto its Web site and then re-entering the customer order details. The Company believes that mySAP.com Workplace reduces the non-value steps and redundant activities found in today's enterprise computing environments.

     The mySAP.com Workplace has been built upon the EnjoySAP initiative. The goal of EnjoySAP has been to make R/3 components and all other independent business applications easier for users to learn, tailor and use. This has been achieved by simplifying the user experience with a new visual appearance, new interaction concepts and a more personal user interface streamlined to the user's dedicated work environment.

MYSAP.COM C-BUSINESS SCENARIOS AND BUSINESS APPLICATIONS

mySAP.com C-Business Scenarios

     Since 1996, R/3 business application components have included Internet-enabled business processes. Furthermore, SAP business solutions have enabled integration within thousands of single organizations. Now mySAP.com delivers collaboration to entire markets by spanning enterprise boundaries. Highly automated one-step business processes across SAP and non-SAP solutions are the foundation for increasing collaboration among two or more companies via the Internet. mySAP.com C-Business Scenarios provide users with both an example of and a path to achieving optimal success in e-business activities. C-Business Scenarios are collaborative business processes that provide examples of what mySAP.com can do and serve as templates to help users create their own Internet-based business processes. This new way of doing business is called collaborative business ("c-business"). With mySAP.com, all SAP applications are aligned for c-business.

     For example, an employee buying from a Web site creates a purchase order in his or her company's purchasing system and a corresponding sales order in a vendor's order taking system simultaneously -- in one single step. Or a company and a supplier jointly use software for collaborative forecasting which is provided as a service through an electronic marketplace, yet integrated with the companies' back-end systems. In each case, mySAP.com C-Business Scenarios enhance service while offering new business opportunities, eliminating costs and providing real-time satisfaction for all concerned.

     At the same time, the access to the solution has been eased significantly. Users run and drive their mySAP.com solution in a personalized and role-based manner using the mySAP.com Workplace. Users have access to the complete personalized set of roles from anywhere in the world just using a standard browser. Smart phones, handheld devices, barcode readers and two-way pagers make people mobile in their working tasks. Mobile devices enable their users to check stock quotes, maintain their calendar, find a phone number or enter a sales order in the company system.

mySAP.com Business Application Areas

     The following is a description of mySAP.com application areas.

     - e-Commerce products include the Company's business-to-business procurement and selling solution. The procurement solution was made generally available in March 1999. This solution allows employees to source goods and services for maintenance, repair and operations from their desktops via the Internet or corporate Intranet. The solution covers all processes from the creation of a purchase requisition to remittance. In connection with the Company's mySAP.com strategy, additional e-commerce applications for business-to-business and business-to-consumer selling, such as an online store, have been initially released in December 1999 and are being continuously enhanced.

     - Customer Relationship Management is not simply sales force automation software, but a business approach that allows all individuals -- whether employees, customers, partners or suppliers -- to collaborate. It is designed to allow seamless integration of customer insights with a transparent view of the multi-enterprise distribution and supply chain to ultimately enable customers to "reach through" the value net to satisfy their needs. A prerequisite for that is personalization. The Company delivers its CRM solutions through personalized, role-based portals, based on the mySAP.com Workplace. With its CRM offering, the Company integrates front- and back-office applications, enabling a holistic "circle of commerce" by linking together CRM, e-commerce and supply chain applications and processes, as well as allowing companies of various industries to improve their bottom line and deliver superior service to customers and partners. The core CRM components, delivered since December 1999, include support business scenarios such as Field Sales, Field Service, Internet Sales, Service Interaction Center including Computer Telephony Integration, Internet Customer Self Service and Business Partner Collaboration. The Company intends to enhance its CRM offering with additional components for marketing such as product and brand management, marketing analysis or Internet marketing in the first half of 2000.

     - Supply Chain Management applications have been generally available since the end of 1998. They include optimization tools for real-time planning and decision support, advanced forecasting and demand planning, supply networking and production planning. Other tools offer detailed scheduling and global "available-to-promise" functionality for matching product supply with customer demand.

     - Product Lifecycle Management is an integrated set of solutions for managing product-related information throughout all phases of the product lifecycle, from initial design and production through sales and maintenance. It enables fast, reliable collaboration for product design, manufacturing and data management within an enterprise and with external trading partners. Companies benefit from achieving greater control and accuracy over the product lifecycle, bringing products to market faster and improving product designs to better fit customer needs. Product Lifecycle Management also utilizes the power, processes and information within Supply Chain Management, CRM, Business Information Warehouse and Knowledge Warehouse solutions available in mySAP.com.

     - Business Intelligence permits an organization to collect, analyze and report information effectively and efficiently based on all available enterprise data. SAP's offerings include knowledge management, data warehouse solutions with analysis tools, reporting templates and customizable graphical user interfaces, as well as a specific solution for the growing demand in the corporate finance management field. In 1999, a solution for Strategic Enterprise Management was released including a set of tools and processes for business planning and simulation, as well as for performance analysis and shareholder relationship management. To allow an enterprise to make its knowledge and training programs available across an organization, the Company has also developed a solution that gives customers access to SAP's collection of project-team, end-user and role-based training materials.

     - Enterprise Resource Planning applications are designed for companies of all sizes and industries. They provide both a forward-looking information management system and the means to optimize their business processes. The ERP applications include powerful programs for accounting and controlling, production and materials management, quality management and plant maintenance, sales and distribution, human resources management and project management. Decision support and proactive early warning systems are also available. In addition, the Business Information Warehouse conveniently edits external and internal data to support decision-making at all corporate levels. R/3 business components are intended for use across organizational and geographic lines. R/3 integrates the handling of business processes for corporate headquarters, manufacturing plants, sales offices and subsidiaries. With the help of R/3 business components, customers integrate all their business operations in an overall system for planning, controlling and monitoring. A customer can choose from more than 800-plus ready-made business processes. They include best business practices that reflect the experiences, suggestions and requirements of leading companies in a host of industries. R/3 business components evolve in conjunction with SAP's customers. The Company incorporates cutting-edge technologies such as object orientation into development work and translates them into practical customer benefits. The following standard, integrated, real-time, enterprise-wide business solutions are offered:

       - Logistics applications let companies design their business processes to be flexible, innovative and effective. No matter which concepts are chosen for optimizing an enterprise, the R/3 Logistics applications work hand in hand with the customer to help it improve the supply chain. All functions of these applications are planned, controlled and coordinated within the system across all organizational units. The R/3 system is designed to automatically link those elements that logically belong together so that no work is duplicated. In the R/3 system, the processes involved in logistics, financials and human resources are harmonized with one another, opening up a new dimension of business efficiency. The core functions include:

          Product Data Management.
          Sales and Distribution.
          Product Planning and Control.
          Project System.
          Materials Management.
          Quality Management.
          Plant Maintenance and Customer Service.
          Product Configuration.
          Process Manufacturing.

       - Human Resources Management encompasses substantially all facets of human resources management: organizational management, benefits administration, time management, payroll administration and employee development. Human Resources Management can serve as a customer's strategic partner. It enables better-informed decisions, using integrated data drawn from a complete range of enterprise applications. It also provides standard language, currency, regulatory, human resources, payroll, benefits and time-management capabilities for use in more than 30 countries. This global coverage means that customers can efficiently maintain, manage and analyze global data and easily deploy employee self-service applications. SAP Employee Self Service extends the power of Human Resources Management, allowing employees to view, create and maintain their own data and initiate transactions anytime, anywhere via the Internet or corporate Intranet. SAP Employee Self Service also provides real-time data access and maintenance and reduces time required to process a variety of transactions, thereby reducing administrative overhead for a customer's human resources, finance and information technology ("IT") departments.

       - Financials and Accounting gives customers the ability to track financial accounting data within an international framework of multiple companies, languages, currencies and books of accounts. Financials and Accounting is designed to comply with various international accounting standards such as accounting principles generally accepted in the United States and International Accounting Standards. The Company believes that it also fulfills the local legal requirements of many countries and reflects the legal and accounting changes resulting from European market and currency unification. Although financial accounting transactions are processed individually, they are integrated with all other relevant financial areas. With the general ledger, the special purpose ledger and comprehensive subledger functions, SAP provides essential tools both for the financial accounting system and for strategic decision making. For example, as an enhancement to the general ledger, the special purpose ledger supplies summary information from other components at a user-defined level of detail. By creating combinations of entered data, customers generate data summaries that can be used in planning, allocating, distributing and reporting. The special purpose ledger also allows customers to take advantage of more functions in general ledger and cost center accounting.

mySAP.com Industry Solutions

     The mySAP.com Business Applications can be tailored according to the needs of 20 different industries. With mySAP.com industry solutions, the Company addresses the unique functionality requirements of targeted vertical industries. These requirements are defined by SAP in conjunction with its customers and partners in the respective industries and all application areas. In order to effectively match the specialized needs of such targeted industries, the Company has developed solution maps. These are comprehensive business models helping customers to visualize, plan and implement a coherent information technology plan for their businesses. The maps are periodically updated and checked against the Company's development intentions as well as against complementary third-party software products. In order to offer its customers enhanced flexibility, the Company has introduced the Complementary Software Program to promote the integration of third-party software with SAP software products through interfaces developed by the Company which enable multiple outside parties' application components to function with SAP software products.

     mySAP.com industry solutions are scaleable and flexible, and can be even further tailored to the specific needs of each business. The Company's related mySAP.com industry-specific solutions currently cover six sectors:

PROCESS INDUSTRIES                             UTILITIES AND COMMUNICATION
------------------                             ---------------------------
SAP Chemicals                                  SAP Utilities
SAP Mill Products                              SAP Media
SAP Mining                                     SAP Telecommunication
SAP Oil & Gas
SAP Pharmaceuticals

DISCRETE MANUFACTURING                         FINANCIAL SERVICES AND SERVICE PROVIDERS
----------------------                         ----------------------------------------
SAP Aerospace & Defense                        SAP Banking
SAP Automotive                                 SAP Insurance
SAP Engineering & Construction                 SAP Service Provider
SAP High Tech

FAST-MOVING CONSUMER GOODS                     PUBLIC SECTOR
--------------------------                     -------------
SAP Consumer Products                          SAP Healthcare
SAP Retail                                     SAP Higher Education & Research
                                               SAP Public Sector

     About 30 more specific solutions for industry sectors are provided by SAP certified regional solution partners. With its Complementary Software Program, the Company encourages partners to expand the range, scope and number of complementary components using the same open technology with Business Application Programming Interfaces.

MYSAP.COM APPLICATION HOSTING

     The fourth building block of mySAP.com., mySAP.com Application Hosting, is a service that delivers enterprise solutions and technology across a network, hosted in a professionally managed environment. The Company's comprehensive Internet application hosting offering enables SAP customers to have easier and faster access into the Internet economy. With the mySAP.com Application Hosting offering, SAP and its partners have re-defined the application hosting business, moving it into a new era of application service providing. Going beyond traditional hosting, SAP offers end-to-end hosting solutions, allowing customers to have selected business processes hosted or to have their entire online business community hosted. The Company believes that the depth of service coupled with the range of options set apart SAP Internet-enabled application hosting services from the industry, delivering what customers want in a hosting partner: the expertise of an experienced hosting provider combined with the accessibility and control of an in-house operation.

     On February 24, 2000, SAP AG announced that it would form a new company -- SAPHosting -- dedicated to the rapidly growing Internet application service provider ("ASP") and application hosting business. The new internationally operating hosting solutions company will combine the experience of SAP and its partners in offering best-practice hosting services for the hosted configuration as well as mySAP.com and third-party Internet business solutions along their entire life cycle. The focus of the new company will be to offer hosting services from SAP and to provide support and quality benchmarks to the expanding network of mySAP.com ASP and hosting partners.

INTERNET BUSINESS FRAMEWORK

     mySAP.com's highly flexible technical infrastructure, the Internet Business Framework, allows the seamless integration of users, applications and data distribution. The Internet Business Framework targets a new model of business software that demands ease of change, ease of access, ease of collaboration and interoperability. To capitalize on new business opportunities in the Internet economy, companies need the ability to exchange commonly understood, semantically complete business information and messages. With the Internet Business Framework, the Company provides XML-based messaging support, giving customers a standard way to move information into and out of business applications. XML documents will be increasingly used to allow collaboration by way of exchanging business documents on the Internet.

     In addition, the Company's WebFlow technology -- a technology within the Internet Business Framework -- enables complete collaborative business processes to take place between companies using SAP and non-SAP applications. This WebFlow technology provides a fast and flexible way to drive end-to-end collaborative Internet business processes within a single enterprise with its partners and among entire business communities.

     SAP Business Connector ("SAP BC") is a middleware component. It allows integration with R/3 via open and non-proprietary technology. SAP BC uses the Internet as a communication platform and XML/HTML as data format. Thus, it seamlessly integrates different IT architectures with R/3. The SAP BC is a main part of the SAP internet initiative.

     With the Internet Business Framework, customers are able to use components like SAP Advanced Planner and Optimizer, SAP Business Information Warehouse, SAP Strategic Enterprise Management ("SEM"), SAP Logistics Execution System, SAP Real Estate and others with no visible application borders.

SERVICES AND SUPPORT

     SAP is committed to offering its customers not only total product solutions but also proactive services and support. The Company has expanded its consulting, support and training organization over the last several years. As of December 31, 1999 and 1998, approximately 50% of SAP's employees were committed to consulting, support and training services. As part of its commitment to proactive services, the Company has constructed the ValueSAP framework, which is designed to enable companies to get the most from their mySAP.com solution throughout its entire life cycle.

VALUESAP

     ValueSAP moves beyond the traditional focus on product solutions, recognizing that dynamic, inter-enterprise IT projects can no longer be considered to have a defined start and finish. Instead, an organization must continually review and adapt its IT capabilities to reflect the changing market, customer and vendor environment. The ValueSAP framework recognizes that achieving "go-live" is not the ultimate or even the most important goal for mySAP.com customers. Rather, precise definition of the right product solution before implementation and continual improvement of the product solutions after implementation are equally important considerations.

     The ValueSAP framework gives SAP customers the ability to benchmark their performance against acknowledged best-in-class industry standards and improve their business operations on a continual basis. The ValueSAP framework uses benchmarking techniques, key performance indicators, industry solution maps and best practices to identify the most relevant long-term solution as well as its cost of ownership and return on investment at the evaluation stage in the product solution lifecycle. These evaluation tools are then carried forward to the implementation phase, providing the data to manage its scope, the key measures for change management and a vehicle for monitoring project risk. Finally, the same data is used after implementation to continually identify opportunities for improvement and justify them in objective terms. By providing the relevant information through SAP's Business Information Warehouse and SEM products, SAP customers can monitor, manage and improve their organization's performance to generate sustained competitive advantage.

PROACTIVE SERVICES

     The Company provides services for any phase in the lifecycle of its solutions. These include a Start-up Check, a Feasibility Check to verify the blue print, a GoingLive Check to assure a smooth and secure transition into production phase, or EarlyWatch and Technical Solution Optimization services for the continuous improvement phase. Customers can perform these services on their own, once certified. Or, they can use the SAP Service Marketplace to evaluate and select a certified partner to perform these services. The mySAP.com Service Workplace allows these services to be executed on a real-time basis.

     The Company offers and charges separately for its services in consulting, support and training -- these include:

     -  business consulting.

     -  implementation consulting services.

     -  customer training.

     -  maintenance and information services.

The overall ability to provide these services has received a boost because of the Internet, which will enable multiple channels for the delivery of new services and software solutions.

     On April 3, 2000, SAP announced the planned merger of SAP Solutions GmbH, SAP Systems Integration GmbH and SRS AG, subject to the approval of German authorities. SAP owns a controlling interest in each of these consulting companies. The newly formed company, SAP Systems Integration ("SAP SI"), will focus on providing services in the healthcare, retail, manufacturing, media and telecommunications industries as well as financial services, utilities and the public sector. SAP SI plans an initial public offering in 2000 with SAP retaining a majority holding.

Business Consulting

     After licensing a SAP software product to a customer, Company employees with specialized knowledge advise the customer's project team and support the customer in project planning, usage tests, analyses, organizational consulting, system adaptation, system optimization, release change, system implementation and interface setup.

Implementation Consulting Services

     The Company's implementation consulting services are designed to assist customers in achieving faster, less costly and more efficient implementation of SAP solutions. The Company's TeamSAP initiative is designed to coordinate the personnel, products and processes necessary for the implementation of SAP software products. TeamSAP plays an ongoing role in maintaining and continuously improving a customer's SAP software products even after implementation. As part of the TeamSAP initiative, the Company certifies third-party hardware and software vendors involved in the implementation of SAP software products. In addition, the Company offers AcceleratedSAP, a service designed to streamline and standardize the implementation process of SAP Software.

Customer Training

     The Company is one of the largest training providers for business software in the world. The curriculum comprises over 280 different courses, offered at more than 80 training centers worldwide or at customer sites. SAP's training courses include three levels suited for the increasing competence of users as they progress through the training sequence. All courses are modularized so that they can be adapted to suit unique training needs. In addition, the TeamSAP Academy offers training and certification for SAP's consulting partners to ensure the availability of competent SAP specialists. The Company also offers its customers "portable classrooms" which permit training to be accomplished at their own site. In the past, the Company has focused on training project team members of its customers who, in turn, typically train end-users, frequently with the support of the Company and its implementation partners. With the introduction of mySAP.com and Workplace, the Company now focusses on delivering end-user based training as well. SAP's standard training documents form the basis for effective in-house training on customer- and project-specific topics. During 1999, the training curriculum was expanded to include greater specific emphasis on using mySAP.com functionality.

     Since 1999, SAP has invested significantly in different initiatives centered around e-learning. These include the SAP virtual classroom environment and self-paced learning content. In the first quarter of 2000, the Company announced its capability to execute live training sessions over the Internet. SAP's e-learning initiative now includes three different types of online training: e-Learning Live, e-Learning Recorded and e-Learning Self-Paced. Live or recorded course broadcasts combine with Web-based tutorials to form a comprehensive offering to meet the increasing demand for on-line training. The integrated Internet Demo and Education System ("IDES") accelerates familiarization with and understanding of SAP business processes. The Company intends to introduce a broad e-learning offering to its customers and partners in 2000. SAP believes that e-learning and traditional learning methods will complement each other.

     To bring it all together, Knowledge Management empowers mySAP.com customers to integrate business processes and the relevant knowledge in the user's workplace. The mySAP.com component behind this, the SAP Knowledge Warehouse, offers the required functionality for Intranet management, training and documentation development, the distribution of information and more. Using the features of the SAP Knowledge Warehouse, customers can customize the mySAP.com training curriculum and combine it with other company-specific information stored in a common central database which is accessible by all employees. This information can then become the cornerstone of a company's knowledge management orientation.

Maintenance and Information Services

     The Company performs maintenance and information services which provide the customer with technical support, including telephone hotline and remote online support for the Company's products, assistance in resolving problems, the provision of user documentation, updates for software products, and new releases, versions and correction levels. The Company also provides its customers with an online software system supported in a "bulletin board" format, permitting customers to monitor the progress of their requests for assistance, to access information about solutions provided to other customers and to obtain information such as release planning, application descriptions, Company publications and training course dates. In the event that a solution or program patch is not readily available, the Company's technical support staff has the ability to remotely access the customer's system and analyze the problem first hand. Customer problem communication is also possible via phone, fax and Internet media.

     The Company provides seamless support 24 hours per day, seven days per week for all "priority 1" customer problems using a follow-the-sun principle which enables coverage of all customers throughout the globe by one of the Company's three major support hubs. The Company's support is strategically staffed to provide coverage for all of the mySAP.com business applications. Further, an escalation team offers critical intervention services and provides the customer a liaison to development for those cases requiring the expertise of program authors.

     TeamSAP provides a worldwide remote monitoring and diagnostic service for the mySAP.com application components, for both pre-and post-implementation phases. This proactive service provides a sound foundation for the next generation of support -- the ability to effectively predict where and when a customer will encounter system problems, and in those cases where this is not feasible, to proactively identify appropriate, up-to-date system activities that allow for the highest possibility of implementation success.

     SAP EarlyWatch provides a worldwide remote monitoring and diagnosis service for the mySAP.com product offering. Access to information about SAP and its solutions are available on the Company's homepage on the Web, which is found at "www.SAP.com." Portions of SAPNet, SAP's company-wide Intranet, are accessible by customers, partners and vendors of the Company.

SALES, MARKETING AND DISTRIBUTION

     In Germany, SAP AG markets its products and services primarily through its own direct sales and support force. Outside of Germany, the Company primarily utilizes its worldwide network of subsidiaries to locally market and distribute its products and services. Those subsidiaries have entered into license agreements with the Company pursuant to which the subsidiary acquires the right to sublicense the Company's products to customers within a specific territory and agrees to provide primary support to those customers. Under these agreements, the subsidiaries retain a certain percentage of the revenues generated by the sublicensing activity. In certain countries, the Company has established distribution agreements with independent resellers rather than with subsidiaries.

     In addition, the Company has developed an independent sales and support force through the establishment of value-added resellers who assume responsibility for the implementation and support of SAP software products. The Company has also entered into strategic alliances with major system integration firms, telecommunication firms and computer hardware providers to offer certain mySAP.com solutions.

     In the United States, the Company began operating in 1988 through SAP America, Inc., a wholly owned subsidiary. Since then, the United States has become the Company's most important market.

     The Company's marketing and product development efforts cover large, multinational concerns as well as medium- and smaller-sized companies (i.e. generally those with annual revenues below U.S. $ 200 million). The Company believes that its solutions and services meet important needs of all kinds of customers and are not dependent on the size or industry of the customer. As of December 31, 1999, over 45% of the Company's installed solutions were in medium- and smaller-sized companies.

     The mySAP.com offerings are a major tool to further enhance the distribution of SAP's solutions and services. SAP has modified its go-to-market strategy to promote customer awareness regarding the mySAP.com potential in achieving business value throughout the product lifecycle. To promote this new approach of working with software for better return on information, the Company offers customers and prospects participation in the mySAP.com Marketplace. In addition, the Company's application hosting offering for mySAP.com Marketplaces extends the traditional solutions of the Company and positions SAP as an Internet solutions provider. As a solution provider in the application hosting business, the Company can build on its existing customer base as well as attract potential new customers.

     Capitalizing on the new possibilities of the Internet, the Company actively makes use of online marketing. Products such as the mySAP.com Workplace can be tested online and special services such as IDES help familiarize customers and prospects with new solutions and services. About 30,000 people have made their online test drive at mySAP.com.

     Building on its industry experience, in 1999, the Company continued its dedicated efforts to provide complete business software solutions for specified industries. The following six industry sectors are responsible for the sales, delivery and implementation process with their respective customers:

     -  process industries.

     -  discrete manufacturing.

     -  fast-moving consumer goods.

     -  utilities and communication.

     -  financial services and service providers.

     -  public sector.

     While the Company generally handles its own marketing, sales, distribution and technical support training, it supplements certain of its consulting and support services through alliance partnerships with hardware and software vendors, systems integrators and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the alliance partner ranges from pre-sales consulting for e-business solutions to the implementation of SAP software products to project management and end-user training for customers and, in the case of certain hardware and software vendors, to technology support.

RESEARCH AND DEVELOPMENT

     Since its inception, the Company has devoted significant resources to research and development. Research and development expenses for the years ending December 31, 1999, 1998 and 1997 were E 744.7 million, E 572.4 million and
E 362.7 million, respectively. Research and development expenses as a percentage of revenues were 14.6%, 13.3%, 12.0% for the years ended December 31, 1999, 1998 and 1997, respectively. During each of 1999, 1998 and 1997, the percentage of employees devoted to research and development was 25.0%, 25.0%, 22.4%, respectively. A major focus of the research and development effort has been to anticipate and use technological changes in the data processing industry to develop new business solutions. The Company has also entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers to cooperate and enable certain of the software and hardware products produced by such vendors to be compatible with the Company's solutions.

     Significant areas of current and future research and development include:

     - the mySAP.com Internet strategy and solutions offering, including the mySAP.com Workplace, the mySAP.com Marketplace, the mySAP.com C-Business Scenarios and Business Applications and mySAP.com Application Hosting.

     - new mySAP.com applications and the improvement of mySAP.com applications.

     -  the continuous innovation of mySAP.com industry solutions.

     - the enhancement of the flexibility and openness of the Company's framework architectures through broader integration capabilities with distributed business systems and through access to business content provided by third parties.

     The Company maintains research and development facilities -- SAP Labs -- in Germany, the United States, Japan, France, India and Russia. Through this regional diversification, the Company maximizes the efficient use of localized resources and leverages access to industry expertise and customers.

EURO CURRENCY

     Effective January 1, 1999, the euro was introduced in those 11 member states of the European Union currently participating in the EMU as a common legal currency among those states for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating member states expected to occur between January 1, 2002 and February 28, 2002. It is anticipated that as of March 1, 2002, the euro will be the official legal tender for the member states of the EMU, and the national currencies of those member states will be withdrawn from circulation. As a result, computer software used by many companies headquartered or maintaining a subsidiary in a EMU country is expected to be euro-enabled, and in less than two years all companies headquartered or maintaining a subsidiary in a EMU country must be euro-enabled.

     The transition to the euro involves changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data. The Company's software products are designed to fully accommodate the implementation of the euro.

The Company's euro solution offers functionality which converts existing mySAP.com application components to the euro and handles the dual currency phase-in by enabling applications to present values in both the euro and the customer's national currency. The Company shipped euro-compliant software to its customers ahead of the introduction of the euro. Among the first to benefit were all nine central banks of the German Federal states, which carried out problem-free changeovers to the euro on January 3, 1999. During 1999, approximately 1,000 customers successfully transitioned to the euro. See "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Euro Currency."

COMPETITIVE ENVIRONMENT

     The Company competes with other companies engaged in the research, development and marketing of integrated e-business solutions and standard business application software along with the associated applications development tools, decision support products and services. This market is intensely competitive. The Company has global, regional and local competitors. While the Company believes it is well positioned to compete successfully in its market, there can be no assurance that the Company will be able to compete successfully. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock."

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect its rights in its software products. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock."

     The Company generally licenses its products to customers pursuant to a perpetual license. These license agreements are generally in standard form, although each license is individually negotiated and may contain variations. The licenses generally restrict the use of SAP software products to authorized users, which may include (usually on a screen-only basis) access by a customer's dealers, distributors and suppliers, and prohibit a customer from disseminating or distributing SAP software products to any unauthorized person. The licenses are generally non-transferable or, if transferable, the transfer is subject to the Company's reasonable approval. SAP software products are licensed to end-users not only by the Company but also by independent third-party distributors or outsourcers. Although the Company seeks to establish the conditions under which such distributors and outsourcers license its products, there can be no assurance that such distributors or outsourcers do not use other conditions. Some of the SAP software products contain third-party intellectual property that the Company licenses or otherwise acquires.

     SAP software products are generally provided to end-users in a combination of object code and certain source code. In addition, certain licensed end-users of SAP software products can be beneficiaries of a master source code escrow for its products, pursuant to which the source code will be released to end-users upon the occurrence of certain events, such as the commencement of bankruptcy or insolvency proceedings by or against the Company, or certain material breaches of the license agreement by the Company. The Company has the right to object to the release of source code in any such circumstance, and to submit the matter to dispute resolution procedures. In the event of any release of the source code from escrow, the end-user's license is limited to use of the source code to maintain, support and customize SAP software products.

     The Company actively pursues trademark registrations in countries in which SAP software products are licensed and used and in which its services are performed. The Company believes that the trademarks which are material to its business are registered in the countries in which the Company has significant sales.

     The Company actively pursues patents in certain countries in which SAP software products are licensed and used and in which its services are performed. The Company continually reviews new developments for possible patent applications.

EMPLOYEES

     At December 31, 1999, the Company employed 21,699 persons worldwide, of which 13,074 (60.3%) were in the EMEA region, 6,005 (27.7%) were in the Americas region and 2,620 (12.1%) were in the Asia-Pacific region. Of such employees, 10,956 (50.5%) were in customer service and support, 5,403 (25.0%) were in research and development, 3,809 (17.6%) were in sales and marketing and 1,234 (5.7%) were in general and administrative. Sales revenue per average employee equaled E 243,634 for the year ended December 31, 1999, down from E 249,126 for the year ended December 31, 1998.

     None of the Company's employees is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are excellent.

     The Company's success is dependent upon its ability to attract and retain highly skilled managerial, research and development, technical (e.g., consulting and customer support) and marketing personnel. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Factors That May Affect Future Results and Market Price of Stock."

ITEM 2.  DESCRIPTION OF PROPERTY.

     The Company's principal administrative, marketing and sales, training, customer support and research and development facilities are located in Walldorf, Germany, 60 miles south of Frankfurt. The Company owns its principal Walldorf facilities, which are currently being expanded. The Company owns part of a site in Newtown Square, Pennsylvania, for use as its U.S. headquarters for the Americas regional operations. The Company owns sufficient undeveloped land to expand the facilities in Newtown Square as required.

     The location of each of the Company's other facilities in excess of 40,000 square feet, all of which are leased (unless otherwise indicated), is set forth below:

GERMANY               UNITED STATES        AUSTRIA              BRAZIL
-------               -------------        -------              ------
Alsbach (owned)       Newtown Square, PA   Vienna               Sao Paulo
Freiberg              Palo Alto, CA
Munich                Waltham, MA
Ratingen              Chicago, IL
St. Ingbert (owned)   Foster City, CA
St. Leon-Rot (owned)  Atlanta, GA

BELGIUM               CZECH REPUBLIC       CANADA               DENMARK
--------------------  -------------------  -------------------  -----------
Brussels              Prague               North York, Ontario  Broendy

FRANCE                ITALY                JAPAN                MEXICO
--------------------  -------------------  -------------------  -----------
Paris                 Rome                 Tokyo                Mexico City

THE NETHERLANDS       SINGAPORE            SOUTH AFRICA         SPAIN
--------------------  -------------------  -------------------  -----------
's-Hertogenbosch      Singapore            Johannesburg         Madrid

SWEDEN                SWITZERLAND          UNITED KINGDOM
--------------------  -------------------  -------------------
Stockholm             Biel (owned)         Feltham (owned)
                                           Manchester
                                           London
                                           Hayes
                                           Waybridge

     The Company believes that its facilities are in good operating condition and adequate for their present and anticipated usage.

ITEM 3.  LEGAL PROCEEDINGS.

     On September 8, 1992, SAS Institute ("SAS"), based in Cary, North Carolina, initiated proceedings with the U.S. Patent and Trademark Office in Washington, D.C. in opposition to SAP AG's application to register the "SAP" trademark. SAS argued in its petition that there is a likelihood of confusion by consumers between its trademark, "SAS," and the "SAP" trademark. SAP AG disagreed with this contention and, in addition, filed counterclaims relating to certain registered trademarks held by SAS. On December 3, 1999, the proceedings were settled on consent of both parties, resulting in SAS withdrawing the opposition proceeding and SAP AG withdrawing its counterclaims. As part of the settlement, SAS received nominal consideration in the form of a development license for no license fee, and the parties agreed to cooperate in the event the U.S. Patent and Trademark Office, or any similar non-U.S. trademark office, rejects a trademark application related to "SAP" or "SAS" based on a trademark of SAS or SAP AG, respectively.

     In late July 1996, a lawsuit was filed by a German shareholders' advocacy group, Schutzgemeinschaft der Kleinaktionare e.V. ("SdK"), against SAP AG in the trial court in Heidelberg, Germany. The SdK was seeking the voidance of two resolutions of SAP AG's 1996 annual shareholders' meeting regarding the general approval of the Executive Board's actions during the previous business year (Entlastung) and the authorization of the Executive Board to convert the 1994 Bonds (see "Item 12. Options to Purchase Securities from Registrant or Subsidiaries--1994 Bonds) from registered to bearer form. In its complaint, the SdK alleged, among other things, that: (i) the parties to the Pooling Agreement (see "Item 4. Control of Registrant") constituted an entity controlling SAP AG pursuant to the provisions of the German Stock Corporation Act; (ii) the shareholders of SAP AG were misled by its Executive Board in connection with the resolution authorizing the Executive Board to convert the 1994 Bonds from registered to bearer form and the authorization for such conversion allowed principal shareholders and Executive Board members to profit from such conversion at the expense of the minority shareholders and Company employees; and (iii) the Executive Board did not completely answer shareholders' questions at the 1996 annual general shareholders' meeting and thereby violated its duty to provide information. On September 24, 1997, the Heidelberg trial court dismissed the lawsuit. Thereafter, the SdK filed an appeal with the appeals court in Karlsruhe, Germany. In July 1999, SdK and SAP AG entered into a settlement agreement with respect to the lawsuit. Under the settlement agreement, SAP AG agreed to prepare reports each year identifying all existing transactions between SAP AG or its affiliated companies, any party to the Pooling Agreement or companies majority-owned by any such party and the Pool itself, and whether such transactions are arms' length. Such reports must be examined by the Independent Accountants and reviewed by the Supervisory Board. The results of the Independent Accountants and Supervisory Board reviews will then be presented to SAP AG's shareholders at the annual shareholders' meeting.

     The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) announced in January 1999 that it had initiated an investigation regarding possible insider trading prior to the release on January 5, 1999 of the Company's preliminary results for 1998. The Company is cooperating with such investigations and, to its knowledge, has never been the subject of such investigation. Although the outcome of such investigation cannot be predicted with certainty, the Company believes that any resulting adverse judgments against one or more of the persons under investigation would not have a material adverse effect on the Company's business, financial position, results of operations or cash flows. The insider trading investigations initiated in December 1996 by the Federal Supervisory Office for Securities Trading and the Frankfurt criminal prosecutors office against certain SAP AG employees and others have been dismissed.

     The bankruptcy trustee of the U.S. company FoxMeyer Corp. ("FoxMeyer") has instituted legal proceedings against SAP America, Inc., the American subsidiary of SAP AG, and SAP AG, claiming damages in an amount in excess of $500 million, punitive damages and other relief. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. FoxMeyer's bankruptcy trustee has alleged that SAP America, Inc. and SAP AG made false assurances concerning the functionality of the R/3 system software. A motion to dismiss brought by SAP AG and SAP America, Inc. was ruled by the court on September 13, 1999, dismissing five of the trustees counts against SAP America, Inc. and one of the trustee's counts against SAP AG. The discovery phase of the litigation is now proceeding. While the ultimate outcome of this matter cannot be determined presently with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its business, financial position, results of operation or cash flows.

     SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on the Company's business, financial position, results of operations or cash flows.

ITEM 4.  CONTROL OF REGISTRANT.

     The share capital of SAP AG consists of the Ordinary Shares and the Preference Shares. At March 24, 2000, the issued share capital of SAP AG amounted to E 267,804,753, consisting of 61,000,000 Ordinary Shares and 43,756,114 Preference Shares.

     The Ordinary Shares and the Preference Shares are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. However, under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify a company of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

     To its knowledge, SAP AG is not owned or controlled directly or indirectly by any government or by any other corporation. The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares and the Preference Shares at March 24, 2000 of: (i) each person or group known by SAP AG to own beneficially 10% or more of the outstanding Ordinary Shares or Preference Shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, as a group, in each case as reported to SAP AG by such persons.

                                                  ORDINARY SHARES             PREFERENCE SHARES
                                                 BENEFICIALLY OWNED           BENEFICIALLY OWNED
                                             --------------------------    ------------------------
                                                               % OF                        % OF
          PRINCIPAL SHAREHOLDERS               NUMBER       OUTSTANDING     NUMBER      OUTSTANDING
          ----------------------             -----------    -----------    ---------    -----------
Dietmar Hopp
  Chairman, Supervisory Board..............   13,177,100(1)     21.6%             --           --
Dietmar Hopp Stiftung GmbH(2)..............    9,339,100        15.3%             --           --
Prof. Dr. h.c. Hasso Plattner
  Co-Speaker, Executive Board..............   12,413,500(3)     20.4%             --           --
Hasso Plattner GmbH & Co.
  Beteiligungs-KG(4).......................   10,413,500        17.1%             --           --
Hasso Plattner Forderstiftung, gGmbH(5)....    2,000,000         3.3%             --           --
Dr. h.c. Klaus Tschira
  Member, Supervisory Board................   11,592,350(6)     19.0%              *            *
Klaus Tschira Stiftung gGmbH(7)............    7,051,600        11.6%             --           --
Pooling Shareholders(8)....................   30,500,100     50.0002%             **           **
Executive Board Members and Supervisory
  Board Members, as a group (17 persons)...   37,186,678      60.962%      2,119,502         4.8%

---------------
 *  Less than 10%.

**  Not applicable. See note (8) below.

(1) Includes: (i) 2,117,500 Ordinary Shares owned in the aggregate by Mr. Hopp's immediate family; and (ii) 9,339,100 Ordinary Shares owned by Dietmar Hopp Stiftung GmbH, as to which Mr. Hopp exercises sole voting and dispositive power. Mr. Hopp disclaims beneficial ownership with respect to such Ordinary Shares owned by his immediate family. Mr. Hopp is a party to the Pooling Agreement described in note (8) below.

(2) The Dietmar Hopp Stiftung GmbH is a party to the Pooling Agreement described in note (8) below.

(3) Consists of: (i) 10,413,500 Ordinary Shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG, as to which Dr. Plattner exercises sole voting and dispositive power; and (ii) 2,000,000 Ordinary Shares owned by Hasso Plattner Forderstiftung, gGmbH, as to which Dr. Plattner exercises sole voting and dispositive power. Effective as of December 7, 1998, Dr. Plattner was no longer a party to the Pooling Agreement described in note (8) below, and the Hasso Plattner GmbH & Co. Beteiligungs-KG and the Hasso Plattner Forderstiftung, gGmbH became parties to such Pooling Agreement.

(4) Dr. Plattner owns a 100% partnership interest in and controls the Hasso Plattner GmbH & Co. Beteiligungs-KG. The Hasso Plattner GmbH & Co. Beteiligungs-KG is a party to the Pooling Agreement described in note (8) below, and 7,582,500 such Ordinary Shares are subject to the Pooling Agreement described in note (8) below.

(5) The Hasso Plattner Forderstiftung, gGmbH is a party to the Pooling Agreement described in note (8) below.

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

(7) The Klaus Tschira Stiftung gGmbH is a party to the Pooling Agreement described in note (8) below.

(8) The Company has been informed that certain shareholders of SAP AG (the "Pooling Shareholders"), who in the aggregate beneficially hold 37,182,950 Ordinary Shares (which represent 60.956% of the outstanding Ordinary Shares), have entered into a pooling agreement (the "Pooling Agreement") with respect to Ordinary Shares owned by them that constitute in the aggregate 50.0002% of the outstanding Ordinary Shares (the "Pooled Shares"). Each of the individual Pooling Shareholders disclaims beneficial ownership with respect to Ordinary Shares owned by immediate family members. Pursuant to the Pooling Agreement, the Pooling Shareholders have agreed to vote their Pooled Shares jointly with respect to certain matters coming before SAP AG's general shareholders' meetings, including the election of the members of the Supervisory Board elected by SAP AG's shareholders (who comprise 50% of the members of the Supervisory Board). The Pooling Agreement contains restrictions on the transfer of the Pooled Shares to non-Pooling Shareholders and provides for a right of first refusal in the event a Pooling Shareholder wishes to transfer its Pooled Shares. Any Pooling Shareholder may terminate its participation in the Pooling Agreement by giving 12 months' notice prior to the end of a calendar year, with effect at the earliest on December 31, 1999. Effective October 12, 1998, the Pooling Agreement was amended to provide that, notwithstanding the restrictions on transfer contained in the Pooling Agreement, transfers of Ordinary Shares are permitted: (i) among Dietmar Hopp, one of his immediate family members and the Dietmar Hopp Stiftung GmbH, provided that the total number of Pooled Shares held by such persons does not fall below 11,861,600; and (ii) between Dr. Tschira and the Klaus Tschira Stiftung gGmbH, provided that the total number of Pooled Shares held by such persons does not fall below 8,956,000. Effective December 7, 1998, the Pooling Agreement was amended to provide that Dr. Plattner was no longer a party thereto and that the Hasso Plattner GmbH & Co. Beteiligungs-KG and the Hasso Plattner Forderstiftung gGmbH became parties thereto.

ITEM 5.  NATURE OF TRADING MARKET.

GENERAL

     The Ordinary Shares and the Preference Shares are listed on each of the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. The Ordinary Shares are also listed on the Zurich Stock Exchange. In addition, the Ordinary Shares and the Preference Shares are traded in the over-the-counter markets (Freiverkehr) in each of Dusseldorf, Munich, Bremen, Hamburg and Hannover. The principal trading market for the Ordinary Shares and the Preference Shares is the Frankfurt Stock Exchange. The Ordinary Shares and the Preference Shares are issued only in bearer form.

     Effective August 3, 1998, the ADSs were listed on the New York Stock Exchange ("NYSE"). The ADSs trade on the NYSE under the symbol "SAP". The Depositary for the ADSs is The Bank of New York ("Depositary") pursuant to the Amended and Restated Deposit Agreement between SAP AG and the Depositary (the "Deposit Agreement").

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 1999 of E 4.1 trillion (based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments made it the fourth largest stock exchange in the world behind the NYSE, the Nasdaq Stock Market and the London Stock Exchange in terms of turnover. At December 31, 1999, the equity securities of 3,265 corporations, including 2,544 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 9:00 a.m. and 5:30 p.m. Central European Time for the Ordinary Shares and the Preference Shares as well as for other actively traded securities. Prices for stocks are quoted continuously. In addition, a fixed price is determined for all shares by auction around mid-session of each trading day. Such official daily quote applies to smaller stock transactions. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation on the Frankfurt Stock Exchange is determined by open outcry by state-appointed specialists (amtliche Kursmakler) who are themselves exchange members, but who do not, as a rule, deal with the public. Transactions on the Frankfurt Stock Exchange are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange (which may be the case if one of the parties to the transaction is foreign) are generally also settled on the second business day following trading (although a different period may be agreed upon by the parties). A quotation can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest. Under German law, customers' orders to buy or sell listed securities must be executed on a stock exchange unless the customer gives other specific instructions for an individual transaction or an indeterminate number of transactions.

     The Ordinary Shares and the Preference Shares are also traded on XETRA, a computerized trading system of the Frankfurt Stock Exchange. The trading hours for XETRA are from 9:00 a.m. until 5:30 p.m. Central European Time on each business day. Securities traded on XETRA include the securities of the 30 companies comprising the Deutsche Aktienindex ("DAX"), the leading index of trading on the Frankfurt Stock Exchange, as well as other high-volume shares, equity warrants, government obligations and government agency securities. The Preference Shares have been included in the DAX since September 15, 1995.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference Shares on the Frankfurt Stock Exchange, as provided by the Deutsche Borse AG, together with the closing highs and lows of the DAX. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euros. In order to achieve comparability with the 1998 sales prices quoted in marks, the 1998 sales prices have been converted into euros at the Official Fixed Conversion Rate.

                                                          PRICE PER
                                                     PREFERENCE SHARE(2)            DAX(1)
                                                     --------------------    --------------------
                                                       HIGH         LOW        HIGH        LOW
                                                     ---------    -------    --------    --------
                                                            (IN E)
1998
  First Quarter....................................    412.61     287.35     5,102.35    4,087.28
  Second Quarter...................................    628.89     388.33     5,915.13    5,018.67
  Third Quarter....................................    672.35     400.34     6,171.43    4,433.87
  Fourth Quarter...................................    462.72     314.44     5,121.48    3,896.08

1999
  First Quarter....................................    390.00     269.00     5,443.62    4,678.72
  Second Quarter...................................    407.00     272.00     5,468.67    4,914.59
  Third Quarter....................................    446.00     329.00     5,652.02    4,978.45
  Fourth Quarter...................................    625.00     367.00     6,958.14    5,124.55

2000
  First Quarter (through March 24, 2000)...........  1,049.89     518.00     8,064.97    6,474.92

---------------
(1) The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX were selected on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX are disclosed on the XETRA.

(2) Starting January 1, 2000 Preference Share prices are obtained from XETRA.

     The average daily volumes of Preference Shares traded on the Frankfurt Stock Exchange during the years 1998 and 1999 were approximately E 460.7 million and E 462.7 million, respectively. These numbers are based on total yearly turnover statistics quoted by the Deutsche Borse AG.

     On March 24, 2000, the closing sales price per Preference Share on the Frankfurt Stock Exchange was E 926.35, as provided by the Deutsche Borse AG.

TRADING ON THE NYSE

     At March 24, 1999, based upon information provided by the Depositary, there were 50,507,664 ADSs, representing approximately 4,208,972 Preference Shares, held of record by 610 registered holders. The Preference Shares underlying such ADSs represented 9.6% of the then-outstanding Preference Shares. Because the Preference Shares are issued in bearer form only, the Company is unable to determine the number of Preference Shares directly held by persons with U.S. addresses.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

                                                             PRICE PER ADS
                                                       -------------------------
                                                          HIGH           LOW
                                                       -----------    ----------
                                                              (IN U.S. $)
1998
  Third Quarter (commencing August 3, 1998)..........     59.56         38.94
  Fourth Quarter.....................................     44.88         31.00

1999
  First Quarter......................................     37.00         23.81
  Second Quarter.....................................     36.81         24.63
  Third Quarter......................................     39.25         30.31
  Fourth Quarter.....................................     53.75         33.13

2000
  First Quarter (Through March 24, 2000).............     83.94         44.88

     On March 24, 2000, the closing sales price per ADS on the NYSE was U.S.$ 74.4, as reported on the NYSE Composite Tape.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     The euro and the Mark are fully convertible currencies. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds DM 5,000 (approximately E 2,556) (or the equivalent in a foreign currency). In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately E 1.5 million) (or the equivalent in a foreign currency) during any one month. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-resident holders of ADSs or Preference Shares, see "Item 7. Taxation -- German Taxation of Holders of ADSs or Preference Shares."

     There are no limitations imposed by German law or the Articles of Association (Satzung) of SAP AG on the right of Non-residents or foreign holders to hold the ADSs or the Preference Shares.

     Holders of Preference Shares are generally not entitled to vote at general meetings of SAP AG's shareholders. Under the German Stock Corporation Act (Aktiengesetz), the holders of Preference Shares: (i) are entitled to vote on matters affecting their preferential rights, such as changes in the rate of the preferential dividend or the issuance of additional Preference Shares or other share capital that rank equal to or above the Preference Shares; and (ii) will have the same voting rights as the holders of Ordinary Shares if (x) the preferential dividend is not paid in full for a year and (y) the shortfall is not made up in the following year or the following year's preferential dividend is not paid in full. The voting rights will remain effective until the shortfall and all preferential dividends that fall due prior to the payment of the shortfall have been paid in full. Any vote taken on matters adversely affecting the preferential rights of the holders of Preference Shares requires a majority of 75% of votes cast in the meeting of holders of Preference Shares at which the vote is taken.

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

     The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or Preference Shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or Preference Shares. In particular, the following discussion does not address the tax consequences for: (i) a person that owns, directly or indirectly, 10% or more of SAP AG's shares; (ii) a holding which forms part of a German permanent establishment of a person not resident in Germany; or (iii) a person that is resident in Germany and at the same time resident in another country. PROSPECTIVE PURCHASERS OF ADSS OR PREFERENCE SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL GERMAN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION THEREOF.

     For purposes of applying German tax law and the double tax conventions to which Germany is a party, a holder of ADSs will generally be treated as owning the Preference Shares represented thereby.

German Taxation of Dividends

     Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident shareholders. A 5.5% surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as SAP AG. The surtax equals 1.375% (5.5% X 25%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

     For a holder of ADSs or Preference Shares that is resident in Germany, according to German income tax law, dividends are subject to German income tax or corporation tax. For such a holder, the taxable amount will be the sum of:
(i) the cash payment by SAP AG; (ii) the taxes withheld; and (iii) 3/7 of the sum of (i) and

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

Refund of German Tax to U.S. Holders

     A partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the surtax can be obtained by a U.S. Holder (as hereinafter defined) under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income (German Federal Law Gazette (BGBl 1991 II page 355) (the "Treaty"). In addition, so long as the German imputation system provides German resident individual shareholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that U.S. Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. Thus, for each U.S.$100 of gross dividends paid by SAP AG to a U.S. Holder, the dividends after partial refund of the 25% withholding tax and a refund of the surtax under the Treaty will be subject to a German withholding tax of U.S.$15. If the U.S. Holder also applies for the additional 5% refund, then the German withholding tax is effectively reduced to U.S.$10. Thus, the cash received per U.S.$100 of gross dividends is U.S.$90 after refund of German withholding tax from the German tax authorities.

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

     This summary deals only with ADSs and Preference Shares that are held as capital assets and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, life insurance companies, tax-exempt entities, U.S. Holders that hold Preference Shares or ADSs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of SAP AG, U.S. Holders that have a principal place of business or "tax home" outside the United States or U.S. Holders whose "functional currency" is not the Dollar.

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

Distributions

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made by SAP AG with respect to Preference Shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 10% of the amount of the associated distribution. However, for U.S. federal income tax purposes, the net cash distribution (equal to 90%) will be treated as if it had been subject to a 15% German withholding tax and will be "grossed up" accordingly. The total amount of the distribution therefore will be equal to the sum of: (i) the actual cash distribution net of the 10% withholding tax; (ii) the 10% tax actually withheld; and (iii) an amount equal to 5.88% of the sum of
(i) and (ii). For example, if SAP AG distributes a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution currently will be subject to German withholding tax of U.S.$25 plus U.S.$1.375 surtax, and the U.S. Holder will receive U.S.$73.625. If the U.S. Holder obtains the Treaty refund, he will receive an additional U.S.$16.375 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of U.S.$105.88, which will be deemed to have been subject to German withholding tax of U.S.$15.88 (15% of U.S.$105.88).

     Distributions, if any, in excess of SAP AG's current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder's tax basis in his or her Preference Shares. To the extent that such distributions exceed the tax basis of the U.S. Holder in his or her Preference Shares, the excess generally will be treated as capital gain.

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

     Dividends paid by SAP AG generally will constitute "portfolio income" for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as "investment income" for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under
Section 243 of the Code.

     Under certain circumstances, a U.S. Holder may be deemed to have received a distribution for U.S. federal income tax purposes upon an adjustment, or the failure to make an adjustment, to the conversion price of the 1994 Bonds.

Sale or Exchange

     In general, assuming that SAP AG at no time is a passive foreign investment company, upon a sale or exchange of Preference Shares to a person other than SAP AG, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder's adjusted tax basis in the Preference Shares. Such gain or loss will be capital gain or loss. Upon a sale of Preference Shares to SAP AG, a U.S. Holder may recognize capital gain or loss or, alternatively, may be considered to have received a distribution with respect to the Preference Shares, in each case depending upon the application to such sale of the rules of Section 302 of the Code.

     Deposit and withdrawal of Preference Shares in exchange for ADSs by a U.S. Holder will not result in its realization of gain or loss for U.S. federal income tax purposes.

Foreign Tax Credit

     In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a U.S. Holder will be eligible for credit against the U.S. Holder's federal income tax liability. Thus, in the numerical example set out above, a U.S. Holder who receives a cash distribution of U.S.$90 from SAP AG (U.S.$100 of the initial distribution net of U.S.$25 of German withholding tax and U.S.$1.375 of surtax plus the Treaty refund of U.S.$16.375) will be treated as having been subject to German withholding tax in the amount of U.S.$15.88 (15% of U.S.$105.88) and will be able to claim the U.S. foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of U.S.$15.88.

     For U.S. foreign tax credit purposes, dividends paid by SAP AG generally will be treated as foreign-source income and as "passive income" (or in the case of certain holders, as "financial services income"). Gains or losses realized by a U.S. Holder on the sale or exchange of Preference Shares generally will be treated as U.S.-source gain or loss.

     The availability of foreign tax credits depends on the particular circumstances of each U.S. Holder. U.S. Holders are advised to consult their own tax advisors.

Foreign Personal Holding Company Considerations

     SAP AG does not believe that it or any of its subsidiaries currently is a "foreign personal holding company" (an "FPHC") for U.S. federal income tax purposes. SAP AG is not aware of any changes that would affect this conclusion in the foreseeable future. A foreign corporation is an FPHC for a taxable year if (i) at any time, more than 50% of its stock (by vote or by value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the "ownership requirement") and (ii) at least 60% (50% in certain cases) of its gross income is FPHC income, which generally includes dividends, interest, royalties (except certain active business computer software royalties) and other types of investment income (the "income requirement"). If SAP AG or one of its subsidiaries were treated as an FPHC, then each U.S. Holder owning ADSs or Preference Shares on the last day in the taxable year on which the ownership requirement with respect to SAP AG or its subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of SAP AG's or the subsidiary's undistributed FPHC income, which is, generally, SAP AG's or the subsidiary's taxable income with certain adjustments and after reduction for certain dividend payments.

     SAP AG does not believe that the ownership requirement is met at the date hereof with respect to SAP AG or any of its subsidiaries. However, there can be no assurance that the ownership requirement will not be met at some later time. Whether the income requirement would be met with respect to SAP AG or any of its subsidiaries at any such later date would depend on the nature and sources of SAP AG's and each subsidiary's income at that time.

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

     Based on current projections concerning the composition of SAP AG's income and assets, SAP AG does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on the Company's current projections and expectations as to its future business activity, SAP AG can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years.

     Consequences of PFIC Status. If SAP AG is treated as a PFIC for any taxable year during which a U.S. Holder holds Preference Shares, then, subject to the discussion of the qualified electing fund ("QEF") and "mark-to-market" rules below, such U.S. Holder generally will be subject to a special and adverse tax regime with respect to any gain realized on the disposition of the Preference Shares and with respect to certain "excess distributions" made to it by SAP AG. The adverse tax consequences include taxation of such gain or excess distribution at ordinary-income rates and payment of an interest charge on tax which is deemed to have been deferred with respect to such gain or excess distributions. Under the PFIC rules, excess distributions include dividends or other distributions received with respect to the Preference Shares, if the aggregate amount of such distributions in any taxable year exceeds 125% of the average amount of distributions from SAP AG made during a specified base period.

     In some circumstances, a U.S. Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a QEF election in respect of SAP AG. A QEF election effectively would require an electing U.S. Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of SAP AG. However, a U.S. Holder cannot elect QEF status with respect to SAP AG unless SAP AG complies with certain reporting requirements and there can be no assurance that SAP AG will provide such information.

     Effective for taxable years beginning after December 31, 1997, a U.S. Holder that holds "marketable" stock in a PFIC may, in lieu of making a QEF election, also avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market at the close of each taxable year. SAP AG expects that the Preference Shares will be "marketable" for this purpose. A U.S. Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the U.S. Holder's adjusted tax basis in the stock. If, at the close of the year, the U.S. Holder's adjusted tax basis exceeds the fair market value of the stock, then the U.S. Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

TAXATION OF HOLDERS OF ADSS OR PREFERENCE SHARES IN OTHER COUNTRIES

     Holders or potential holders of ADSs or Preference Shares who are resident or otherwise taxable in countries other than Germany and the United States are urged to consult their own tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs or Preference Shares.

ITEM 8.  SELECTED FINANCIAL DATA.

     The following selected consolidated financial data of the Company are derived from, and are qualified by reference to, the Company's consolidated financial statements and notes thereto audited, in respect of 1999, 1998, 1997 and 1996, by ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent auditors. The audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity for the years ended December 31, 1999, 1998, and 1997, and consolidated balance sheets at December 31, 1999 and 1998 are included in "Item 18. Financial Statements." In 1998 and 1997, the consolidated financial statements were prepared in accordance with German GAAP, with a reconciliation to U.S. GAAP. For purposes of the 1999 presentation of the consolidated financial statements, the 1998 and 1997 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes. The selected consolidated financial data presented below in accordance with German GAAP as of and for each of the two years in the two year period ended December 31, 1996, are excerpted from or are derived from the consolidated financial statements of the Company as of and for each of the two years then ended, prepared in accordance with German GAAP and audited by ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent auditors.

     The selected consolidated financial data set forth below are only a summary and should be read in conjunction with, and are qualified by reference to, the related consolidated financial statements of the Company included herein and notes thereto and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

                                                                  YEAR ENDED DECEMBER 31,
                                       (IN THOUSANDS OF E OR U.S.$, EXCEPT PER SHARE DATA OR AS OTHERWISE INDICATED)
                                     ---------------------------------------------------------------------------------
                                        1999          1999          1998          1997          1996          1995
                                     -----------   -----------   -----------   -----------   -----------   -----------
                                      U.S.$(1)          E             E             E             E             E
INCOME STATEMENT DATA
Amounts in Accordance with U.S.
  GAAP
Total revenue......................   5,145,984     5,110,213     4,315,614     3,021,773     1,816,295           N/A
Income before income taxes.........     987,209       980,347       931,952       796,425       407,768           N/A
Net income.........................     605,208       601,001       526,944       446,651       231,181           N/A
Earnings per share(2)
Basic
  Ordinary Shares..................        5.77          5.73          5.03          4.28          2.25           N/A
  Preference Shares................        5.80          5.76          5.07          4.33          2.29           N/A
Diluted
  Ordinary Shares..................        5.75          5.71          5.00          4.24          2.19           N/A
  Preference Shares................        5.75          5.71          5.02          4.24          2.20           N/A
Amounts in Accordance with German
  GAAP
Total sales revenue................         N/A           N/A     4,328,236     3,076,682     1,903,105     1,378,638
Results from ordinary operations...         N/A           N/A       981,794       852,291       494,528       344,644
Net income.........................         N/A           N/A       538,057       473,126       290,177       206,985
Earnings per share(3)..............         N/A           N/A          5.13          4.52          2.80          2.03
Other Data:
Ratio of earnings to combined fixed
  charges and preferred Dividends
  in accordance with U.S.
  GAAP(4)..........................         N/A        16.33x        19.26x        23.24x        20.81x           N/A
Ratio of earnings to combined fixed
  charges and preferred Dividends
  in accordance with German
  GAAP(4)..........................         N/A           N/A        19.69x        23.97x        23.55x        21.90x
BALANCE SHEET DATA:
Amounts in Accordance with U.S.
  GAAP
Total assets.......................   4,860,677     4,826,889     3,445,935     2,755,168     1,834,350           N/A
Shareholders' equity...............   2,577,271     2,559,355     1,818,267     1,451,077     1,038,878           N/A
Short-term bank loans and
  overdrafts.......................      24,772        24,600        96,290           N/A           N/A           N/A
Long-term financial debt(5)........      33,143        32,913        26,457           N/A           N/A           N/A
Amounts in Accordance with German
  GAAP
Liquid assets and marketable
  securities.......................         N/A           N/A       670,217       595,406       461,331       203,369
Total assets.......................         N/A           N/A     3,219,491     2,592,383     1,721,573     1,134,128
Shareholders' equity...............         N/A           N/A     1,920,612     1,565,766     1,130,626       782,031
Short-term bank loans and
  overdrafts.......................         N/A           N/A        96,290        83,409        46,155        30,517
Long-term financial debt(5)........         N/A           N/A        26,457         2,621         4,512        10,505

---------------

(1) Amounts in the column are unaudited and translated at U.S. $1.0070 to E 1.00, the Noon Buying Rate for converting Dollars to euros on December 31, 1999. See "-- Exchange Rates" for recent exchange rates between the euro and the Dollar.

(2) Earnings per Ordinary Share and per Preference Share have been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See note 10 to the Company's consolidated financial statements included herein.

(3) Earnings per share have been calculated in accordance with the guidelines established by the German Association of Financial Analysts (Deutsche Vereinigung fur Finanzanalyse und Anlageberatung e.V.). Such amounts are equal to net income divided by (a) the total number of Ordinary Shares outstanding at year-end and (b) the total number of Preference Shares outstanding at year-end.

(4) In calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense plus one-third of rental expense under operating leases (the portion that has been deemed by the Company to be representative of an interest factor).

(5) Long-term financial debt represents financial liabilities with a remaining life beyond one year. Most of the Company's long-term financial debt represents bank loans and overdrafts due in greater than one year and the outstanding 1994 Bonds issued to Company employees. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- 1994 Bonds."

EXCHANGE RATES

     After the introduction of the euro on January 1, 1999, the Federal Reserve Bank of New York ceased to quote a Noon Buying Rate for the Mark. Accordingly, the following table sets forth, for the periods after January 1, 1999, the period-end, average, high and low Noon Buying Rates for the euro expressed as Dollars per E 1.00. For 1995 through 1998, the table reflects the period-end, average, high and low Noon Buying Rates for the Mark, shown after conversion into euros at the Official Fixed Conversion Rate and expressed in Dollars per euro.

                   YEAR ENDED
                  DECEMBER 31,                    PERIOD-END    AVERAGE(1)     HIGH      LOW
                  ------------                    ----------    ----------    ------    ------
  1995..........................................    1.3634        1.3715      1.4418    1.2528
  1996..........................................    1.2711        1.2996      1.3626    1.2493
  1997..........................................    1.0871        1.1259      1.2709    1.0341
  1998..........................................    1.1733        1.1120      1.2178    1.0548
  1999..........................................    1.0070        1.0588      1.1812    1.0016

---------------

(1) The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

     On March 24, 2000, the Noon Buying Rate for converting Dollars to euros was U.S.$ 0.9724 per E 1.00.

     The prices for Preference Shares traded on German stock exchanges are denominated in euros. Fluctuations in the exchange rate between the euro and the Dollar will affect the Dollar equivalent of the euro price of the Preference Shares traded on the German stock exchanges and, as a result, will affect the price of the ADSs in the United States. In addition, SAP AG pays cash dividends, if any, in euros, so that such exchange rate fluctuations will also affect the Dollar amounts received by the holders of ADSs on the conversion into Dollars of cash dividends paid in euros on the Preference Shares represented by the ADSs.

     A significant portion of the Company's revenue and expenses is denominated in currencies other than the euro. Therefore, the Company's consolidated financial position results of operations and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective currencies to which the Company is exposed, on the other hand. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Exchange Rate Exposure."

DIVIDENDS

     Dividends are jointly proposed by SAP AG's Supervisory Board and Executive Board based on SAP AG's year-end financial statements, subject to approval by holders of Ordinary Shares, and are officially declared for the prior year at SAP AG's annual general shareholders' meeting. SAP AG's annual general shareholders' meeting usually convenes during the second quarter of each year. Since Ordinary Shares and Preference Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the shareholder within one business day following the annual general shareholders' meeting or, in the case of shareholders holding physical certificates, available promptly following the annual general shareholders' meeting upon submission of the dividend coupon to the paying agent therefor. Record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euros and, subject to certain exceptions, will be converted by the Depositary into Dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See "-- Exchange Rates." Dividends paid to holders of the ADSs or Preference Shares may be subject to German withholding tax. See "Item 7. Taxation."

     The following table sets forth the annual dividends paid per Ordinary Share and Preference Share in euros or Marks, as applicable, in respect of each of the years indicated.

YEAR ENDED                      DIVIDEND PAID PER                 DIVIDEND PAID PER
DECEMBER 31,                      ORDINARY SHARE                 PREFERENCE SHARE(1)
------------               ----------------------------      ----------------------------
                            E         DM       U.S.$          E         DM       U.S.$
  1995...................  0.67(1)   1.30        0.85(2)     0.69(1)   1.35        0.88(2)
  1996...................  1.18(1)   2.30(3)     1.35(2)     1.20(1)   2.35(3)     1.38(2)
  1997...................  1.43(1)   2.80        1.58(2)     1.46(1)   2.85        1.61(2)
  1998...................  1.57       N/A        1.69(4)     1.60       N/A        1.72(4)
  1999...................  1.57(5)    N/A        1.53(6)     1.60(5)    N/A        1.56(6)

---------------
(1) Translated for the convenience of the reader from Marks into euros at the Official Fixed Conversion Rate.

(2) Translated for the convenience of the reader from Marks into Dollars at the Noon Buying Rate for converting Marks to Dollars on the dividend payment date.

(3) Includes anniversary bonus in the amount of DM 0.5 (E 0.26).

(4) Translated for the convenience of the reader from euros into Dollars at the Noon Buying Rate for converting euros into Dollars on the dividend payment date.

(5) Subject to approval of the SAP AG annual general stockholders' meeting to be held on May 5, 2000.

(6) Translated for the convenience of the reader from euros into Dollars at the Noon Buying Rate for converting euros into Dollars on March 24, 2000 of U.S.$ 0.9724 per E 1.00.

     The amount of dividends paid on the Ordinary Shares and the Preference Shares depends on the amount of profits to be distributed by SAP AG, which depends in part upon the performance of the Company. A holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of Ordinary Shares by an amount equal to E 0.03 per Preference Share but in no event less than a minimum dividend equal to E
0.03 per Preference Share. Although SAP AG expects to continue to pay dividends on the Preference Shares, the timing and amount of future dividend payments will depend upon the Company's future earnings, its capital needs and other relevant factors.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Any statements contained in this Item 9 that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," "anticipate" and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully under "-- Factors That May Affect Future Results and Market Price of Stock," as well as elsewhere in this Form 20-F and in the Company's other filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

ACCOUNTING PRINCIPLES

     The following discussion is based upon the Company's consolidated financial statements and notes thereto included in "Item 18. Financial Statements" in this Form 20-F, which have been prepared in accordance with U.S. GAAP. In 1998 and 1997, the consolidated financial statements were prepared in accordance with German GAAP, with a reconciliation to U.S. GAAP. For purposes of the 1999 presentation of the consolidated financial statements, the 1998 and 1997 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes. For a discussion of significant U.S. accounting principles used in preparation of the consolidated financial statements, see the notes to the Company's consolidated financial statements included herein.

OVERVIEW

     SAP is a leading provider of inter-enterprise software solutions for the Internet economy. The Company offers software products and e-business solutions that provide business technology infrastructure and business processes to enhance customers' growth, value creation and organizational agility. In response to the impact of the Internet, SAP undertook a significant realignment of its product offerings during 1998 and 1999. The first step was to finalize the EnjoySAP development initiative to improve the usability of SAP software products, which was initiated in 1998. In parallel with that effort, the Company advanced its New Dimension products initiative to create independent business solutions and sharpened its focus on the rapid development of Internet related products. SAP has unified all of these initiatives under its comprehensive Internet strategy, mySAP.com, which was announced in May 1999. The Company shipped mySAP.com to the public as a fully Internet-oriented software and service solution in October 1999.

     On December 31, 1999, the Company had more than 25,000 software installations at over 12,500 customers, and more than 10 million users all over the world. With more than 900 partners that offer complementary software, services and hardware, the Company has established a wide-ranging SAP partner system. The Company's customers include multinational enterprises as well as medium- and smaller-sized businesses. For the year ended December 31, 1999, the Company's revenue and income before income taxes were approximately E 5.11 billion and E 980.3 million, respectively, as compared with E 4.32 billion and E
932.0 million, respectively, for the year ended December 31, 1998. Net income was E 601.0 million and E 526.9 million for the years ended December 31, 1999 and 1998, respectively. The Company consists of SAP AG and its network of 62 operating subsidiaries and has a presence or a representation in over 100 countries.

     The Company's principal sources of revenue are product revenue and service revenue. Product revenue consists primarily of software license fees and maintenance services fees. License fees are derived from the licensing of SAP software products to customers. The Company provides optional maintenance services for a fixed fee calculated on the basis of the initial license fee paid by the customer. The maintenance services entitle the customer to upgrades and enhancements through new product releases, versions and correction levels, telephone support on the use of the products and assistance in resolving problems, remote support, access to online bulletin board support services as well as other services, a world-wide remote monitoring and diagnosis service for the mySAP.com offering services revenues, consisting of consulting and training revenue. The Company's service revenue consists of consulting and training revenues, which are derived primarily from the services rendered with respect to implementation, consulting and training of customer project teams and end users in connection with the installation of SAP software products in customers' enterprises, as well as training third-party consultants with respect to SAP software products.

     The Company licenses its products under two different models. The first entails licensing individual software components on a "right to use" basis pursuant to a perpetual license providing for an initial license fee based on the number and types of identified users or the other applicable criteria. Additional license fees are charged when the designated number of users or another relevant metric is increased. Second, as part of the Company's mySAP.com initiative, the license fees are tied more closely to the level of usage or transactions effected. The Company, together with certain of its business partners, offers certain SAP software products to medium- and smaller- sized companies as a component of application hosting offerings in which license and maintenance fees may be paid to the Company on a per user, per month or similar subscription basis (rather than an upfront license payment). In addition, the Company offers SAP software pursuant to leasing terms.

     The Company recognizes software revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which is effective for transactions entered into in fiscal years beginning after December 15, 1997. Because prior to the issuance of SOP 97-2 the Company had not previously issued financial information or financial statements on a U.S. GAAP basis, SOP 97-2 has been applied for all years reported.

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

     Revenues from post-contract support are recognized ratably over the term of the maintenance contract on a straight-line basis. Consulting and training services are generally recognized at the time the service is performed. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the contract has been executed, delivery of the software has occurred, fees are fixed and determinable and collection is probable. In instances where the aforementioned criteria have not been met, both the license and the consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns and allowances.

     In limited instances, the Company will enter into fixed fee consulting arrangements. Revenue under such arrangements are recognized using the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

EXCHANGE RATE EXPOSURE

     Although the Company's financial accounting and reporting currency is the euro, a significant portion of the Company's business is nevertheless conducted in currencies other than the euro. International sales are primarily made through the Company's subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where exchange rate exposure is considered high, some sales may be denominated in euros or Dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of the Company's subsidiaries is the local currency. Therefore, the Company's consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective local currencies to which the Company's subsidiaries are exposed, on the other hand. In general, appreciation of the euro relative to another currency has a negative effect on results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenues and operating results. The principal currencies in which the Company's subsidiaries conduct business that are subject to the risks described in this paragraph are the Dollar, the Japanese Yen, the Swiss Frank, the British Pound Sterling, the Brazilian Real, the Canadian Dollar and the Australian Dollar.

     Of the Company's consolidated revenues in 1999 and 1998, approximately 64% and 68%, respectively, were attributable to operations in non-EMU participating countries and translated into euros. Fluctuations in the value of the euro had (negative)/positive effects on the Company's consolidated revenues, income before income taxes and net income of E 82.8 million, (E 25.0) million and (E 34.9) million, respectively, for 1999 and E (124.2) million, E (0.6) million and E 9.0 million, respectively, for 1998. See "Item 9A. Quantitative and Qualitative Disclosure About Market Risk -- Foreign Currency Risk."

INTEREST RATE EXPOSURE

     The Company invests its cash primarily in bank time deposits and fixed and variable rate marketable debt securities. The majority of such investments are denominated in euros and Dollars. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

     Net interest income increased to E 31.2 million in 1999 compared to E 31.1 million and E 26.9 million in 1998 and 1997, respectively. Even though the average portfolio of liquid assets increased significantly during 1999, the increase in net interest income for 1999 was not significant due to decreasing interest rates during 1999 compared to interest rates in 1998.

     While the Company is exposed generally to fluctuations in the interest rates of many of the world's leading industrialized countries, the Company's interest income and expense is most sensitive to fluctuations in the level of U.S., German and EMU interest rates. The fair market values of both fixed and variable rate investments are exposed to such interest rate risk. To the extent that interest rates rise, fixed interest securities may be adversely impacted, whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments. See "Item 9A. Quantitative and Qualitative Disclosure About Market Risk -- Interest Rate Risk."

INFLATION

     During the years 1999, 1998 and 1997, the effects of inflation on the Company's operations have not been material.

REVENUE BY GEOGRAPHIC REGION

     The Company operates its business in three principal geographic regions, namely EMEA the Americas and Asia-Pacific. The Company allocates revenue amounts to the region in which the customer is located. See note 34 to the Company's consolidated financial statements included herein for additional information with respect to operations by geographic region. The Company did not prepare geographic information on a U.S. GAAP basis for 1997.

     The following table sets forth, for the periods indicated, the total sales revenue attributable to each of the Company's three principal geographic regions.

                                                             1999       1998
                                                            -------    -------
                                                            (IN MILLIONS OF E)
Germany.................................................    1,067.3      797.9
Rest of EMEA............................................    1,407.4    1,138.7
                                                            -------    -------
          Total EMEA....................................    2,474.7    1,936.6
                                                            =======    =======
United States...........................................    1,638.3    1,564.3
Rest of Americas........................................      507.5      437.6
                                                            -------    -------
          Total Americas................................    2,145.8    2,001.9
                                                            =======    =======
Asia-Pacific............................................      489.7      377.1
                                                            -------    -------
          Total revenue.................................    5,110.2    4,315.6
                                                            =======    =======

     EMEA. Approximately 48.4% of the Company's 1999 revenue were derived from the EMEA region compared to 44.9% in 1998. Approximately 43.1% of the revenue from the EMEA region in 1999 were derived from Germany compared to 41.2% in 1998. The remainder of revenue from the EMEA region in 1999 were derived primarily from the United Kingdom, France, Switzerland, Italy and the Netherlands. The increase in the percentage of total revenue from EMEA in 1999 compared to 1998 was primarily due to a less noticeable impact of the year 2000 issue in Europe than in the United States as well as ongoing demand by European Customers for traditional ERP software. In addition, an improvement in conditions in Russia also contributed to sales growth in EMEA. The number of employees in EMEA region increased by 19.3% from 10,960 at December 31, 1998 to 13,074 at December 31, 1999. In Germany, the number of employees increased by 16.1% to 8,912 at December 31, 1999 compared to 7,679 at December 31, 1998.

     Americas. Approximately 42.0% of the Company's 1999 revenue were derived from the Americas region compared to 46.4% in 1998. Revenues from the United States represented approximately 76.3% and

78.1% of the Company's total for the Americas region for 1999 and 1998, respectively. The remainder of revenue for the Americas region was derived primarily from Canada, Brazil, Mexico, Argentina and Venezuela. The decrease in the percentage of total revenue from the Americas region in 1999 compared to 1998 was primarily due to lower sales growth in the United States caused by the negative impact of the year 2000 issue and customer hesitation to purchase traditional ERP software in anticipation of the introduction of SAP's Internet strategy. The 4.7% increase in revenue in the United States was achieved mainly from mySAP.com sales in the fourth quarter of 1999. In addition, growth in the Americas region outside of the United States continued to be affected by the financial crisis in Latin America. The number of employees in the Americas region increased by less than 1% from 5,984 at December 31, 1998 to 6,005 at December 31, 1999.

     Asia-Pacific. Approximately 9.6% of the Company's 1999 revenue were derived from the Asia-Pacific region, compared to 8.7% in 1998. In 1999, the Company's revenue from the Asia-Pacific region derived primarily from Japan, Australia, Singapore, India, Taiwan and South Korea. During 1999, the effect of the Company's organizational restructuring in Japan, combined with the economic recovery in the region, contributed to the 29.9% rise in total revenues in the Asia-Pacific region in 1999 compared to 1998. Despite this increase, the percentage of total revenues from the Asia-Pacific region has not recovered to levels achieved in 1997. In the Asia-Pacific region, the number of employees increased 10.8% from 2,364 to 2,620 at December 31, 1998 and 1999, respectively.

REVENUES BY INDUSTRY SECTORS

     In 1998, the Company established the following six industry sectors in order to focus the Company's product development efforts on key industries and to provide best business practices and integrated business solutions specific to those industries: (i) process industries; (ii) discrete manufacturing; (iii) fast-moving consumer goods; (iv) utilities and communication; (v) financial service and service providers; and (vi) public sector. The following table sets forth the total sales revenues attributable to each such industry sector for the years ended December 31, 1999 and 1998.

                                                             1999       1998
                                                            -------    -------
                                                            (IN MILLIONS OF E)
Process industries......................................    1,082.2      974.2
Discrete manufacturing..................................    1,506.5    1,159.8
Fast-moving consumer goods..............................      770.3      649.6
Utilities and communication.............................      605.6      452.1
Financial service and service providers.................      831.0      826.7
Public sector...........................................      314.6      253.2
                                                            -------    -------
Total revenue...........................................    5,110.2    4,315.6
                                                            =======    =======

     As a percentage of total revenue, revenue for each industry sector remained relatively consistent from 1998 to 1999. The discrete manufacturing sector and the utilities and communication sector experienced the largest revenue growth in 1999 versus 1998. The Company believes its introduction of mySAP.com in the fourth quarter of 1999 was the primary reason for the increased revenue in the discrete manufacturing sector, as companies in this sector focused on optimizing their supply chain and enhancing their e-commerce capabilities. This sector includes the aerospace and defense, automotive and high technology industries. The Company believes increases in revenue from the utilities and communications sector resulted from the privatization, deregulation and globalization of companies within this sector, especially in the utilities and telecommunications industries, as the demand for global software solutions increased in conjunction with the implementation of business process re-engineering projects.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

  Total Revenue

     Total revenues increased from E 4,315.6 million for 1998 to E 5,110.2 million for 1999, representing an increase of E 794.6 million or 18.4%. Total revenues consist of product revenue (software and maintenance) and service revenue (consulting and training). The growth in 1999 total revenue was due to increases in product revenue of 13.8% and consulting revenue of 37.9% during 1999, offset in part by a decrease in training revenue of 4.3% compared to 1998.

     Product Revenue. Product revenue increased from E 2,719.8 million for 1998 to E 3,094.5 million for 1999, representing an increase of E 374.7 million or 13.8%. Software revenue increased from E 1,899.9 million in 1998 to E 1,932.4 million in 1999, representing an increase of E 32.5 million or 1.7%. The year 2000 issue had a negative impact on software revenue due to a considerably reduced demand for ERP software, as many companies decided against introducing new enterprise software at the same time as coping with the millennium change. In addition, customer hesitation to purchase traditional ERP software in anticipation of SAP's Internet strategy had a negative impact on software revenues. The United States was especially impacted by these factors. The Company's software revenue experienced a 45.1% increase in the fourth quarter of 1999 compared to the fourth quarter of 1998 as year 2000 concerns subsided and as a result of the availability of mySAP.com in October 1999.

     Maintenance revenue increased from E 819.8 million in 1998 to E 1,162.1 million in 1999, representing an increase of E 342.3 million or 41.8%. This increase in maintenance revenue was due to the increases in software revenue in 1997 and 1998.

     Product revenue as a percentage of total revenue decreased from 63.0% in 1998 to 60.6% in 1999. This decrease was due largely to the relatively flat software revenue growth combined with significant growth in the Company's 1999 consulting revenue (by E 425.5 million or 37.9%) compared to 1998.

     Service Revenue. Service revenue increased from E 1,533.6 million for 1998 to E 1,941.4 million for 1999, representing an increase of E 407.8 million or 26.6%. Consulting revenue increased from E 1,121.4 million in 1998 to E 1,546.9 million in 1999, representing an increase of 37.9%. Consulting revenue as a percentage of total revenues increased from 26.0% in 1998 to 30.3% in 1999. The primary reason for this growth was the increase in demand for consulting services due to the significant growth in 1998 software revenue compared to 1997, given that consulting revenue generally lags license fee revenue. The Company's continued investment in personnel allowed it to meet this demand.

     Training revenue decreased by 4.3% from E 412.2 million in 1998 to E 394.5 million in 1999. This decrease resulted primarily from customer's devotion of employee resources to work connected with the millennium change. In addition, training revenue was negatively impacted by a decrease in training times due to more efficient training and the improved user-friendliness of SAP software resulting from the EnjoySAP initiative.

  Total Operating Expenses

     Total operating expenses increased from E 3,414.8 million for 1998 to E 4,314.0 million for 1999, representing an increase of E 899.2 million or 26.3%. This increase in total operating expenses was in part due to the impact of the stock appreciation rights ("SARs") granted to eligible employees in May 1999 (the "1999 SARs") under the Company's Stock Appreciation Rights Plan ("STAR Plan") and the increase in third-party services costs associated primarily with the TeamSAP initiative. This increase also resulted from the Company's investment in personnel, facilities and equipment in an effort to continue building a strong global infrastructure that is essential to the continued development and distribution of industry-leading business software solutions. The Company believes that this investment is necessary to the Company's continued growth and prospects in 2000 and beyond. Total operating expenses in 1998 included E 16.3 million for the SARs granted to eligible employees in May 1998 (the "1998 SARs"), while total operating expenses in 1999 included E 140.3 million for the 1998 SARs and the 1999 SARs. Disregarding expenses for the 1998 SARs and 1999 SARs, the increase in operating expenses from 1998 to 1999 would have been 22.8%. The growth in total operating expenses was also due to the Company's investment in mySAP.com development and marketing.

     Cost of Product. Cost of product consists of customer support costs and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by the Company to customers. Cost of product increased by 41.4% from E 372.4 million for 1998 to E 526.7 million for 1999. As a percentage of product revenue, cost of product increased from 13.7% in 1998 to 17.1% in 1999. The 41.4% increase of cost of product was due to the additional customer support personnel required for the increased number of installations during 1999 as well as extensive measures taken in advance of the year 2000 change to ensure the proper functioning of customers' systems used in conjunction with non-SAP software products.

     Cost of Services. Cost of services consists largely of consulting and training personnel expenses. Cost of services increased by 29.4% from E 1,255.8 million for 1998 to E 1,625.1 million for 1999. As a percentage of service revenue, cost of services increased to 83.7% in fiscal 1999 from 81.9% in 1998. The increase of cost of services was due primarily to additional consulting personnel hired and increased purchased services to meet greater demand. Moreover, additional service expenses of approximately E 40.7 million resulted from the impact of the 1999 SARs.

     Research and Development. The Company considers its research and development expenses to include those personnel expenses related to research and development employees, expenditures on computer hardware used in research and development and expenditures on independent contractors retained by the Company to assist in its research and development. Research and development expenses increased by E 172.3 million, or 30.1%, from E 572.4 million in 1998 to E 744.7 million in 1999. As a percentage of total revenue, research and development expenses increased from 13.3% for 1998 to 14.6% for 1999. The reason for the increase in research and development expense as a percentage of total revenues was the impact of the 1999 SARs and the significant investment made by the Company in 1999 in connection with the development of mySAP.com. Of the Company's total research and development expenses for 1998 and 1999, 42.8% and 50.6%, respectively, constituted personnel expenses. The number of research and development employees increased from 4,818 in 1998 to 5,403 in 1999, representing an increase of 12.1%. The percentage of employees working in the research and development department remained constant at 25.0% for 1999 and 1998.

     Sales and Marketing. Sales and marketing expenses increased by 17.3% from E 964.7 million for 1998 to E 1,131.9 million for 1999, representing 22.4% and 22.2% of total revenues, respectively. The 17.3% increase in sales and marketing was largely attributable to the launch of mySAP.com, which was announced in May 1999 and shipped in October 1999. The number of employees in sales and marketing grew by 8.7% from 3,503 in 1998 to 3,809 in 1999.

     General and administration. General and administrative expenses increased by 25.3% from E 207.5 million for 1998 to E 260.1 million for 1999, representing 4.8% and 5.1% of total revenues, respectively. These increases were mainly attributable to the impact of the 1999 SARs, as senior management expenses for all SAP group companies are included in administrative expenses.

  Finance Income, Net

     Finance income, net is composed primarily of gains on sales of marketable equity securities, net interest income and income (loss) from associated companies. Finance income, net increased from E 14.0 million for 1998 to E 235.2 million for 1999, an increase of E 221.2 million. The primary reasons for this significant increase were gains of E 224.9 million recognized on the sale of marketable equity securities, offset in part by E 23.4 million of losses in 1999 related to the Company's investment in Pandesic LLC, an Internet joint venture with Intel Corp.

  Income Taxes

     The Company's effective income tax rate decreased from 43.3% for 1998 to 38.4% for 1999. This decrease was due primarily to benefits associated with certain loss carryforwards in Japan in 1998. See note 9 to the Company's consolidated financial statements included herein.

  Net Income

     Net income increased from E 526.9 million in 1998 to E 601.0 million in 1999, representing an increase of E 74.1 million or 14.1%. Net income as a percentage of total sales revenue decreased slightly from 12.2% for 1998 to 11.8% for 1999. This decrease was due to the increased impact of the 1999 SARs compared to the 1998 SARs and higher relative operating expenses associated with the Company's growth strategy, offset in part by the significant increase in finance income, net derived from the sale of marketable equity securities.

Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

  Total Revenue

     Total revenue increased from E 3,021.8 million for 1997 to E 4,315.6 million for 1998, representing an increase of E 1,293.8 million or 42.8%. This growth in 1998 resulted from increases in product revenue of 33.3% consulting revenue of 75.3% and training revenue of 39.0% compared to 1997.

     Product Revenue. Product revenue increased from E 2,039.9 million for 1997 to E 2,719.8 million for 1998, representing an increase of E 679.9 million or 33.3%. Software revenue increased from E 1,508.9 million in 1997 to E 1,899.9 million in 1998, representing an increase of E 391.0 million or 25.9%. The primary reason for this growth in software revenue was an increase in the number of software licenses for new and existing customers, the expansion of the Company's operations, particularly in the Americas and EMEA regions, growth in vertical markets through the industry-specific products program and penetration in the mid-market. The growth in product revenue was also attributable to strong demand during the first half of 1998 for software that complies with year 2000 requirements. The growth in product revenue was further attributable to demand for software that complies with the EMU's conversion to the euro, including business processing during the dual-currency phase. In addition, increased demand within the application software industry was driven by continued globalization of businesses and the need for an increased level of integration between businesses and their partners in the areas of collaboration, supply chain and electronic commerce.

     Maintenance revenue increased from E 531.0 million in 1997 to E 819.8 million in 1998, representing an increase of E 288.8 million or 54.4%. This increase in maintenance revenue was due to increases in software revenues in 1996, 1997 and 1998.

     Product revenue as a percentage of total revenue decreased from 67.5% in 1997 to 63.0% in 1998. This decrease in product was due largely to more dramatic growth in 1998 in the Company's consulting and training revenue (by E 597.4 million or 63.8%) compared to 1997, resulting primarily from the increased use of TeamSAP, as well as from the weakening during the second half of 1998 of demand for year 2000 compliant software.

     Service Revenue. Service revenue increased from E 936.2 million for 1997 to E 1,533.6 million for 1998, representing an increase of E 597.4 million or 63.8%. Consulting revenue increased from E 639.7 million in 1997 to E 1,121.4 million in 1998, representing an increase of 75.3%. Consulting revenues as a percentage of total sales revenue increased from 21.2% in 1997 to 26.0% in 1998. The primary reason for the 75.3% growth in consulting revenue was the increased use of TeamSAP.

     Training revenue increased by 39.0% from E 296.5 million in 1997 to E 412.2 million in 1998. This increase was primarily due to the increase in the number of installations, significant capital investments that were made in the infrastructure of the training operations during 1997 and 1998 and the introduction role-based end-user training and computer-based training modules.

  Total Operating Expenses

     Total operating expenses increased from E 2,246.5 million for 1997 to E 3,414.8 million for 1998, representing an increase of E 1,168.3 million or 52.0%. This increase in total operating expenses was the result of the increase in third-party services costs associated primarily with the TeamSAP initiative, as well as the Company's investment in personnel, facilities and equipment.

     Cost of Product. Cost of product increased by 58.9% from E 234.4 million for 1997 to E 372.4 million for 1998. This increase was due to the additional customer support personnel required for the increased number of installations during 1998 as well as the increased license fees and commissions paid to third parties for databases and other complementary third-party products sublicensed by the Company to customers.

     Cost of Services. Cost of services increased by 62.5% from E 772.6 million for 1997 to E 1,255.8 million for 1998. As a percentage of service revenues, cost of services decreased slightly to 81.9% in 1998 from 82.5% in 1997. The 62.5% increase in cost of services was primarily due to the increase in the cost of purchased consulting services associated with the Team SAP initiative.

     Research and Development.  Research and development expenses increased by E
209.7 million, or 57.8%, from E 362.7 million in 1997 to E 572.4 million in 1998. As a percentage of total revenue, research and development expenses increased from 12.0% for 1997 to 13.3% for 1998. The reason for the increase in research and development expense as a percentage of total revenue was the significant investment made by the Company in 1998 in connection with new product development. Of the Company's total research and development expenses for 1997 and 1998, 47.1% and 42.8%, respectively, constituted personnel expenses. The number of research and development employees increased from 2,876 in 1997 to 4,818 in 1998, representing an increase of 67.5%.

     Sales and Marketing. Sales and marketing expenses increased by 43.3% from E 673.3 million for 1997 to E 964.7 million for 1998, representing 22.3% and 22.4% of total revenue, respectively. The 43.3% increase in sales and marketing was largely attributable to the 25.9% increase in software revenues and launch of the New Dimension Products in 1998. The number of employees in sales and marketing grew by 44.6% from 2,423 in 1997 to 3,503 in 1998.

     General and administration. General and administrative expenses increased by 11.6% from E 186.0 million for 1997 to E 207.5 million for 1998, representing 6.2% and 4.8% of total revenues, respectively. The decrease in the percentage of total revenue to 4.8% was attributable to the increased revenue resulting from the hiring during 1998 of consulting personnel, research and development personnel and sales and marketing personnel.

  Finance Income, Net

     Finance income, net decreased from E 29.7 million in 1997 to E 14.0 million for 1998, a decrease of E 15.7 million. This decrease resulted mainly from an E
18.7 million loss in 1998 relating to the Company's investment in Pandesic LLC, offset in-part by the continuing improvement in net interest income due to a larger average portfolio of liquid assets.

  Income Taxes

     The Company's effective income tax rate decreased slightly from 43.8% for 1997 to 43.3% for 1998.

  Net Income

     Net income increased from E 446.7 million in 1997 to E 526.9 million in 1998, representing an increase of E 80.2 million or 18.0%. Net income as a percentage of total sales revenue decreased from 14.8% for 1997 to 12.2% for 1998. This decrease was due to higher relative operating expenses associated with the Company's growth strategy and decreased finance income, net. Net income was also adversely impacted by a loss of approximately E 50 million incurred for the year ended December 31, 1998 by SAP Japan and allowances of approximately E
20.5 million for operations in Russia.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded most of its growth internally from cash flow from operations and the sale of marketable securities. Over the past several years, the Company's principal use of cash was to support continuing operations and capital additions resulting from the Company's growth.

     For the year ended December 31, 1999, the Company's cash provided by operations amounted to E 638.1 million, an increase of E 23.1 million, or 3.8%, from E 614.9 million for the year ended December 31, 1998. Accounts receivable increased from E 1,572.7 million at December 31, 1998 to E 1,845.4 million at December 31, 1999, representing an increase of E 272.7 or 17.3%. The increase in accounts receivable during the period was attributable generally to the increased level of licensing of the R/3 system, New Dimensions products and mySAP.com licenses at the end of 1999. Accounts payable during the same period increased at a rate of 30.7%, or E 70.6 million, to E 300.8 million at December 31, 1999 from E 230.2 million at December 31, 1998. The increase in accounts payable was due primarily to the large increase in the amount of fixed assets, including buildings, computer hardware and third-party consulting services purchased by the Company, generally to support the growth in licensing of SAP software products.

     Investing activities used E 454.0 million of cash in 1999, an increase of E
216.6 million from E 237.4 million in 1998. Capital expenditures of the Company during 1999 were E 354.2 million, a decrease of E 34.4 million from E 388.6 million in 1998. Most of the capital expenditures in 1999 related to the construction of buildings primarily in Germany and the United States and to the purchase of computer hardware and other business equipment to support the increased number of employees. During 2000, the Company expects to spend approximately E 152.4 million for the purchase of computer hardware and other business equipment to support the increased number of employees and approximately E 30.1 million primarily to fund the development of additional corporate campuses in Germany.

     Financing activities used cash of E 159.4 million in 1999, an increase of E
44.0 million from E 115.4 million in 1998. At December 31, 1999, the Company had outstanding long-term financial debt of E 32.9 million and outstanding short-term financial debt of approximately E 24.6, consisting primarily of money borrowed by SAP Japan and the outstanding 1994 Bonds.

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency. At December 31, 1999, the Company had approximately E 278.1 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. Interest under these lines of credit is determined at the time of borrowing based on current market rates.

     On January 18, 2000, the Company's shareholders approved the SAP AG Long Term Incentive Plan ("LTI Plan"). The LTI Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options or 50% of each. Each convertible bond and each stock option granted under the LTI Plan is exercisable for one Preference Share over a maximum of 10 years, subject to vesting. Five million convertible bonds and 6.25 million stock options are authorized under the LTI Plan, and a maximum of 6.25 million Preference Shares are authorized pursuant to a contingent capital increase for issuance upon exercise of the convertible bonds and stock options granted under the LTI Plan. SAP AG intends to grant awards under the LTI Plan over a three-year period. Vesting under the LTI Plan occurs as follows: one-third vests after two years from the date of grant, another one-third vests after three years from the date of grant and full vesting occurs after four years from the date of grant. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- LTI Plan." Upon conversion of the convertible bonds and exercise of the stock options, the Company will be required to provide Preference Shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the Preference Shares at the time of such conversion or exercise. The Company is authorized to repurchase up to 6.25 million of its Preference Shares and to use such repurchased Preference Shares to satisfy its obligations upon conversion of the convertible bonds or exercise of the stock option. Although this would reduce the dilutive effects on earnings per share, the Company's cash flows would be negatively impacted.

     In May 1999, the Executive Board and the Supervisory Board granted approximately 1.5 million 1999 SARs to eligible employees and executives. Amounts to be paid were based upon the appreciation in the Preference Shares during the measurement period of approximately nine months which resulted in each 1999 SAR having a value of E 485. Payments with respect to the 1999 SARs will be made in three equal installments (July 2000, January 2001 and July 2001) provided that, subject to certain exceptions, the eligible employee continues to be actively employed on the payment dates. The Company expects the total payments and expenses for the 1999 SARs (before income tax) to be between approximately E 670 million to E 720 million. The exact amount of payments and expenses will depend upon the number of 1999 SAR participants who remain employed up until the final payment date.

     In 2000, the Company anticipates granting approximately 1.2 million SARs (the "2000 SARs") to selected employees who do not participate in the LTI Plan and were employed by the Company on or prior to January 1, 1998. Amounts to be paid with respect to the 2000 SARs will be based upon the appreciation in the price of the Preference Shares during the measurement period of approximately 11 months, subject to certain ceilings. Payments with respect to the 2000 SARs will be made in three equal installments (July 2001, January 2002 and July 2002) provided that, subject to certain exceptions, the eligible employee continues to be actively employed by the Company on the payment dates. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries -- STAR Plan." Payments with respect to the 2000 SARs may negatively impact cash flows. The Company may use derivative financial instruments to hedge anticipated cash outflows in connection with the 2000 SARs.

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

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of certain computer hardware, operating system software and software application programs having been developed using two digits rather than four to define a year. These date code fields need to accept four digit entries to distinguish 21st century dates from 20th century dates. The potential for system errors and failures involves proprietary and third-party information technology and non-information technology systems used in all aspects of the Company's operations, including computer systems, voice and data networks and the infrastructure of its facilities

     The Company has not experienced any material internal Year 2000 problems to date. In addition, the Company has not been advised of any material Year 2000 problems by our customers to date. However, although January 1, 2000 is past, it is possible that problems have gone undetected, or that other dates in the year 2000 may further affect computer software and systems. The Company expects to continue to respond to customer questions about year 2000 compliance of any SAP software products. Despite extensive testing by the Company and current and potential customers, and assurances from suppliers of products incorporated into SAP software products, SAP software products may contain undetected errors or defects associated with year 2000 date functions. Known or unknown errors or defects in any of the SAP software products could result in delay or loss of revenues, diversion of development resources, damage to the Company's reputation, increased service and warranty costs, or liability from its customers, any of which could seriously harm the Company's business.

     To date, the Company's total incremental external spending over the life of its year 2000 project was approximately E 2.7 million.

EURO CURRENCY

     Effective January 1, 1999, the euro was introduced in those 11 member states of the European Union (including Germany) participating in the EMU as a common legal currency among those states for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating member states expected to occur between January 1, 2002 and February 28, 2002. It is anticipated that as of March 1, 2002, the euro will be the official legal tender for the participating EMU states, and the national currencies of those EMU states will be withdrawn from circulation. Accordingly, until March 1, 2002, business in participating member states will be conducted in both the existing national currency and the euro and, thereafter, exclusively in the euro, and companies operating in or conducting business in these participating member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling these currencies, including the euro. As of January 1, 1999, fixed exchange rates were introduced, according to which funds denominated in the currency of one participating member state are converted into the currency of another participating EMU state.

     Products. The transition to the euro involves changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of national and euro currencies. Additional programs are necessary to convert legacy data. SAP software products are designed to accommodate the implementation of the euro, and the Company believes that it will be able to accommodate any required euro changes in SAP software products. However, there can be no assurance that SAP software products will contain all euro currency requirements. Any inability of the SAP software products to comply with euro requirement could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     Competitive Implications. The introduction of the euro did not have a material effect on the pricing of the Company's products and services or on the markets for SAP software products. The Company believes that the introduction of the euro will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     Systems. Effective as of January 1, 1999, the Company adopted the euro as its financial accounting and reporting currency. The Company's internal business information systems primarily comprise the same commercial application software products generally offered for license by the Company to end-user customers. The Company did not experience any material problems to date as a result of the euro conversion.

     Currency and Foreign Exchange Exposure. The introduction of fixed exchange rates among the participating EMU states and the ultimate transition to the euro has eliminated the impact on the Company's consolidated financial statements of foreign currency translation from the participating states' national currencies and foreign currency exchange risk associated with transactions involving the participating states' national currencies. In addition, interest rate differences and the associated risk between the participating member states have also disappeared. As a result, the basis for hedging and other derivative transactions with respect to such national currencies have been eliminated, thereby creating opportunities for cost savings.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

     SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, some of which are beyond the Company's control. The following discussion highlights some of these risks.

SAP'S SUCCESS DEPENDS ON ATTRACTING AND RETAINING HIGHLY SKILLED MANAGERIAL, RESEARCH AND DEVELOPMENT, TECHNICAL AND MARKETING PERSONNEL.

     SAP's success could be adversely affected if senior managers or other skilled personnel were to leave the Company and qualified replacements were not available. The Company expects to also experience increased compensation costs in order to attract and retain senior managers and skilled employees. Competition for managerial and skilled personnel in the software industry is intense. Such personnel in certain regions

(including the United States) are in short supply. Moreover, private companies are able to offer equity incentives that provide the potential of greater compensation in connection with an initial public offering. As a result, technology firms have been, and may continue to be, required to increase compensation and incentives in order to continue to recruit and retain this talent. In addition, most of the Company's current key employees are subject to employment agreements or conditions which (i) do not contain post employment non-competition provisions and (ii) in the case of most of the Company's existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that the Company will continue to be able to attract and retain the personnel it requires to develop and market new and enhanced products and to market and service its existing products and conduct its operations successfully. Any inability to do so could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

THE SOFTWARE AND INTERNET INDUSTRY IS VERY COMPETITIVE AND SAP FACES INTENSE COMPETITION FROM MANY PARTICIPANTS IN THIS INDUSTRY. IF THE COMPANY IS UNABLE TO COMPETE SUCCESSFULLY, SAP'S BUSINESS WILL BE SERIOUSLY HARMED.

     The software and Internet industry is intensely competitive. One of the challenges the Company faces in promoting future growth in license revenues is to refocus its efforts in the business-to-business and Internet application areas of its business where the market is expected to grow more rapidly than in the ERP area. The Company's expansion from the traditional ERP market into the e-commerce business exposes the Company to new markets and new competitors. Competition, including with respect to product quality, consulting and support services and pricing, could increase substantially and result in price reductions or loss of market share.

     The Company has global, regional and local competitors. Some of the Company's competitors and many of the Company's potential competitors are involved in a wider range of businesses, and some competitors and potential competitors have a larger installed customer base for their products and services, or have significantly greater financial, technical, marketing and other resources than the Company, enhancing their ability to compete with the Company. There are many other companies engaged in the research, development and marketing of integrated e-business solutions, standard business application software and associated applications development tools, decision support products and services. Some of these companies may develop (or may have already developed) an overall concept which may be perceived to be as good as or better than the mySAP.com offerings.

     New distribution methods (e.g. electronic channels) and opportunities presented by the Internet and electronic commerce have removed many of the barriers to entry. Historically, most of the Company's competitors provided solutions which covered certain functional areas, offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by the Company. The Company's competitors have already broadened, or are implementing plans to broaden, the scope of their business activities into other areas of the market. A successful niche competitor may be able to capitalize upon the success of a niche product by developing and marketing broader system applications in competition with the Company. Niche competitors may also benefit from alternative delivery systems, such as the Internet, to become more competitive with the Company.

     The Company believes that its experience with business process applications, its increasingly flexible, component-based installation options and its focus on Internet and industry solutions give it a competitive advantage, but there can be no assurance that the Company's strategies will prove to be successful. The inability to compete successfully with its existing competitors or with new competitors in the marketplace could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

INTENSE COMPETITION IN THE VARIOUS MARKETS IN WHICH THE COMPANY COMPETES MAY ADVERSELY AFFECT THE COMPANY BY PRESSURING THE COMPANY TO REDUCE PRICES ON CERTAIN PRODUCTS OR OFFER NEW PRICING MODELS.

     In response to competition, the Company has been required in the past, and may be required in the future, to furnish additional discounts to customers or otherwise modify its pricing practices, which may negatively impact revenues in the periods recognized and for succeeding periods. In additions, as part of the Company's mySAP.com initiative, license fees are tied more closely to the level of usage or transactions effected. Accordingly, changes in customer's use of SAP software products may result in lower license revenues. Such discounts, modifications or other changes in pricing may have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     The Company, together with certain of its business partners, offers certain SAP software products to medium- and smaller-sized customers as a component of application hosting or rental offerings, in which license and maintenance fees or rental payments may be paid to the Company on a per user, per month or similar subscription basis rather than an upfront license fee payment as under the Company's standard pricing models. While the Company expects that its application hosting and rental programs will generate incremental revenue from medium- and smaller-sized customers, there can be no assurance that such programs will be successful or, if successful, that they will not negatively impact the Company's standard pricing models. In addition, the proliferation of outsourcing of enterprise business applications or business processes could result in increased competition through the entry of systems integrators, consulting firms, telecommunications firms, computer hardware vendors and other application hosting providers. There can be no assurance that such negative impact on the Company's standard pricing models or increased competition will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

THE FAILURE TO MANAGE GROWTH SUCCESSFULLY OR TO SUCCESSFULLY CONTROL COSTS COULD ADVERSELY IMPACT THE COMPANY'S BUSINESS.

     The Company has a history of rapid growth. However, the Company has experienced slowing growth rates in 1999 in a number of areas, including software revenue and service revenue. In order to support the Company's future growth, the Company expects to continue to incur significant costs to build infrastructure ahead of anticipated revenues. There can be no assurance that the Company's significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. The Company experienced a reduction in revenues per employee in 1999 compared to 1998, as well as in 1998 compared to 1997. This trend may continue into the future unless the Company is able to increase its revenue at a faster rate than headcount. There can be no assurance that the Company can effectively retain and utilize its personnel, control costs, maintain and control adequate levels of quality of service (especially of the Company's partners or other third parties) or implement and improve its operational and financial systems. The inability of the Company to manage these activities effectively could have a material adverse effect on the Company's business, financial position, results of operations or cash flow.

SAP IS INVESTING SIGNIFICANT RESOURCES IN DEVELOPING AND MARKETING THE MYSAP.COM ENVIRONMENT FOR INTERNET-ENABLED BUSINESS PROCESSES AND THE MYSAP.COM MARKETPLACE AS AN ENABLER OF E-BUSINESS-BASED RELATIONSHIP MANAGEMENT. THE MARKETS FOR THESE SOLUTIONS ARE NEW AND EVOLVING AND SAP'S BUSINESS WOULD BE SERIOUSLY HARMED IF THIS MARKET DOES NOT DEVELOP AS THE COMPANY ANTICIPATES OR IF IT IS UNABLE TO DEVELOP ACCEPTABLE SOLUTIONS.

     SAP is investing significant resources in further developing and marketing broader functionality and enhanced products and services, such as the mySAP.com Marketplaces, to address opportunities presented by the Internet, e-commerce and business-to-business. These areas of the market are expected to experience higher growth rates than the traditional ERP market. Demand and market acceptance for recently introduced products and services in these new market areas are subject to a high level of uncertainty, especially where acquisition of SAP software products or services requires a large capital commitment or other significant commitment of resources. This uncertainty is compounded by the risks that consumers and enterprises will not accept the mySAP.com solutions or that an appropriate demand and infrastructure necessary to support increased commerce and communication on the Internet will fail to develop. Adoption of mySAP.com solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The market for this broader functionality may not develop, or SAP may not develop acceptable solutions to address this functionality. Any one of these events could seriously harm the Company's business, financial position, results of operations or cash flows.

THE MARKETS IN WHICH SAP COMPETES EXPERIENCE RAPID TECHNOLOGICAL CHANGE AND SAP'S BUSINESS WOULD BE SERIOUSLY HARMED IF THE COMPANY DOES NOT RESPOND TO INDUSTRY TECHNOLOGICAL ADVANCES.

     The Company's future success will depend in part upon its ability to:

     -  continue to enhance and expand its core applications.

     -  to provide best-in-class e-business solutions.

     -  successfully enter new markets.

     - develop and introduce new products that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments, including, in particular, developments related to the Internet, and that are accepted in the market.

     There can be no assurance that the Company will be successful in anticipating and developing product enhancements or new solutions to address adequately changing technologies and customer requirements, or that any such enhancements or solutions will be successful in the marketplace or will generate increased revenue. The Company's failure to anticipate and develop technological improvements, to adapt its products to technological change, emerging industry standards and customer requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     The Company is devoting significant resources to the enhancement of its existing products and the development of new product offerings, including mySAP.com. While the Company believes that these new products and product enhancements, as well as the mySAP.com offerings create significant potential for market growth, there can be no assurance that they will be developed or introduced in a timely manner or that they will be successful in the market.

SIGNIFICANT UNDETECTED ERRORS OR DELAYS IN NEW PRODUCTS OR NEW VERSIONS OF A PRODUCT MAY AFFECT MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS.

     New products and product enhancements can require long development and testing periods to achieve market acceptance, which may result in delays in scheduled introduction. Such new products and product enhancements may also sometimes contain a number of undetected errors or "bugs" when they are first released. In the first year following the introduction of certain releases, the Company generally devotes significant resources, primarily consulting services, to work with early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer's satisfaction, with the result that certain customers may seek cash refunds, replacement software or other concessions. Moreover, the risks of errors and their adverse consequences may increase as the Company seeks simultaneously to introduce a variety of new software products, in greater numbers than ever before.

     Although the Company extensively tests each new product and product enhancements release before introducing it to the market, there can be no assurance that significant errors will not be found in existing or future releases of SAP software products, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy customer demands. Significant undetected errors or delays in new products or product enhancements may affect market acceptance of SAP software products and could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

SAP'S CUSTOMERS MAY INCUR SIGNIFICANT CONSULTING COSTS AND EXPERIENCE PROTRACTED IMPLEMENTATION TIMES IN CONNECTION WITH THE PURCHASE AND INSTALLATION OF SAP SOFTWARE PRODUCTS.

     Implementation of SAP's software is a process that often involves a significant commitment of resources by the Company's customers and is subject to a number of significant risks over which the Company has little or no control. Some of the Company's customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. The Company believes that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processing within the customer's own organization. However, criticisms regarding these additional costs and protracted implementation times have been directed at the Company, and there have been, from time to time, shortages of Company-trained consultants available to assist customers in the implementation of its products. While the Company believes that its products can be installed as efficiently as comparable software offered by its competitors, it has established initiatives offering accelerated installation support and/or fixed fees for certain SAP software products installation projects. In addition, the success of new SAP software products introduced by the Company may be adversely impacted by the perceived time and cost to implement existing SAP software products or the actual time and cost to implement such new products. There can be no assurance that such protracted installation times or criticisms of the Company will not continue, that shortages of Company-trained consultants will not occur or that the costs of installation projects will not exceed the fixed fees being charged by the Company. The occurrence of such protracted installation times, criticisms, shortages or excesses may have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

SAP'S QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT.

     The Company's net revenues and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenue in general, and in particular its software revenue, is difficult to forecast for a number of reasons, including:

     -  the relatively long sales cycles for the Company's products.

     -  the size and timing of individual license transactions.

     - the timing of the introduction of new products or product enhancements by the Company or its competitors.

     - the potential for delay or deferral of customer implementations of SAP software products.

     -  changes in customer budgets.

     -  seasonality of a customer's technology purchases.

     -  other general economic and market conditions.

     As is common in the software industry, the Company's business has historically experienced its highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 1999, 1998 and 1997 first quarter revenue being lower than revenue in the prior year's fourth quarter. The Company believes that this trend will continue in the future and that its revenue will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Because the Company's operating expenses are based upon anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in the Company's results of operations from quarter to quarter.

     The Company significantly increased in 1998 and 1999, and plans to continue to increase in 2000, expenditures in order to fund continued development of its operations, new products and product enhancements, greater levels of research and development, a larger direct and indirect sales and marketing staff, development of new distribution and resale channels and broader customer support capability. Such increases in expenditures will depend, among other things, upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenues, the Company's quarterly operating results would be materially adversely affected and may vary significantly from preceding or subsequent quarters.

SAP'S FUTURE EARNINGS AND STOCK PRICE MAY BE SUBJECT TO SIGNIFICANT VOLATILITY, PARTICULARLY ON A QUARTERLY BASIS.

     The trading prices of the ADSs and the Preference Shares have experienced and may continue to experience significant volatility. The current trading price of the ADSs and the Preference Shares reflects certain expectations about the future performance and growth of the Company, particularly on a quarterly basis. However, the Company's revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters and in growth rates compared to prior years. Any shortfall in revenue or earnings from annual levels projected by the Company or quarterly or other projections made by securities analysts could have an immediate and significant adverse effect on the trading price of the ADSs or the Preference Shares in any given period. Additionally, the Company may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations, which have often been unrelated to individual company's operating performance. The trading price of the ADSs or the Preference Shares may fluctuate in response to the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories, speculation in the press or analyst community and general market conditions specific to particular industries. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Any such securities class action litigation against the Company, with or without merit, could result in substantial costs and the diversion of management's attention and resources.

CHANGES IN THE MIX BETWEEN SOFTWARE REVENUE AND OTHER REVENUE MAY IMPACT THE COMPANY'S PROFIT MARGIN.

     For fiscal 1998 and 1999, the Company's service and maintenance revenue has increased, while software revenue has decreased as a percentage of total revenue. Variances or slowdowns in the Company's prior licensing activity may negatively impact its current and future revenue from services and maintenance since such services and maintenance revenue typically lag license fee revenue. In addition, growth in service revenue will depend on the Company's ability to compete effectively in obtaining customer engagements to provide services related to SAP software products. On average, the Company's profit margins on service and maintenance revenue historically are less than that of software revenue. Any decrease in the percentage of the Company's total revenue derived from software licensing could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

SAP'S CONTINUED GROWTH DEPENDS UPON ITS ABILITY TO BUILD AND MAINTAIN RELATIONSHIPS WITH THIRD PARTIES.

     The Company has entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers to cooperate to ensure that certain of the software and hardware products produced by such vendors are compatible with SAP software products. The Company has also supplemented its consulting and support services (in the areas of product implementation, training and maintenance) through "alliance partnerships" with third-party hardware and software vendors, systems integrators, major accounting firms and other consulting firms. Most of these agreements and partnerships are of relatively short duration and all are non-exclusive. In addition, the Company has established relationships relating to the resale of certain SAP software products by third parties. These third parties include certain value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers. There can be no assurance that these third parties or partners, most of which have similar arrangements with the Company's competitors and some of which also produce their own standard application software in competition with the Company, will continue to cooperate with the Company when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high-quality products or services. The failure to obtain high quality products or services or to renew such agreements or partnerships could adversely affect the Company's ability to continue to develop product enhancements and new solutions which keep pace with anticipated changes in hardware and software technology and telecommunications, or could adversely affect the market for SAP software products. As a result, such failure could adversely affect the Company's business, financial position, results of operations or cash flows.

SAP'S DEPENDENCE ON THIRD-PARTY TECHNOLOGY COULD RESULT IN INCREASED COSTS OR DELAYS IN THE PRODUCTION AND IMPROVEMENT OF SAP'S SOFTWARE PRODUCTS.

     The Company licenses numerous critical third-party software products that it incorporates into its existing products. The termination of any of the Company's licenses for such third-party software, or the Company's inability to license critical third-party software for future products on the inability to renegotiate acceptable third-party license terms to reflect changes in the Company's pricing models, could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows. These adverse effects could include, for example, SAP software products becoming inoperable or their performance being materially reduced, with the result that the Company may need to incur additional development costs to ensure continued performance of its products. In addition, a material increase in the costs of licensing any of these third-party software products could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

THE REVENUE GROWTH AND PROFITABILITY OF THE COMPANY'S BUSINESS DEPENDS ON GENERAL ECONOMIC AND BUSINESS CONDITIONS AND ON THE OVERALL DEMAND FOR COMPUTER SOFTWARE AND SERVICES, PARTICULARLY IN THE PRODUCT MARKETS IN WHICH THE COMPANY COMPETES.

     Implementation of the SAP software products can constitute a major portion of the customer's overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary due to economic or financial crises or other business conditions. A recession or other difficulty in the economies where the Company licenses its products, including North America, Latin America, Europe and Asia, could have a material adverse effect on the Company's business, financial position, operating results or cash flows.

IF THE PROTECTION OF THE COMPANY'S INTELLECTUAL PROPERTY IS INADEQUATE, SAP'S COMPETITORS MAY GAIN ACCESS TO THE COMPANY'S TECHNOLOGY, AND SAP MAY LOSE CUSTOMERS.

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect its rights in its products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Despite the Company's efforts, it may also be possible for third parties to copy certain portions of the Company's products or reverse-engineer or otherwise obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Germany. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third party copying or use, which could adversely affect the Company's competitive position.

     Some of the Company's competitors may have been more aggressive than the Company in applying for or obtaining patent protection for innovative proprietary technologies. The Company has a patent program; however, although the Company has a number of patent applications pending for inventions claimed by the Company, no patents have yet been issued. There can be no assurance that, in the future, patents of third parties will not preclude the Company from utilizing a technology in its products or require the Company to enter into royalty and licensing arrangements on terms that are not favorable to the Company.

     Although the Company does not believe that it is infringing any proprietary rights of others, third parties have claimed and may claim in the future that the Company has infringed their intellectual property rights. The Company expects that its software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows and the functionality of products overlap. There can be no assurance that, in the future, a third party will not assert that the Company's technology violates its patents, copyrights or trade secrets. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could seriously harm SAP's business, financial position, results of operations and cash flows.

SAP MAY EXPERIENCE LIABILITY CLAIMS ARISING OUT OF THE LICENSING OF ITS SOFTWARE AND PROVISION OF SERVICES.

     The use of SAP software products by customers in business-critical applications and processes creates the risk that customers or other third parties may pursue warranty or other claims against the Company in the event of actual or alleged failures of SAP software products, the provision of services or application hosting. The Company has in the past been, and may in the future continue to be, subject to such warranty or other claims.

     In addition, certain of the Company's Internet browser-enabled products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, the Company's products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers. Addressing problems associated with such actual or alleged failures could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     Although the Company's license agreements contain provisions designed to limit its exposure as a result of such actual or alleged failures of SAP software products, the provision of services or application hosting or such security problems, such provisions may not be effective under applicable law. A successful claim could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. In addition, defending such a claim, regardless of its merits, or otherwise satisfying affected customers could entail substantial expense and require the time and attention of key management personnel.

SAP'S EXISTING PRINCIPAL SHAREHOLDERS CONTROL SAP AND COULD LIMIT THE ABILITY OF THE OTHER STOCKHOLDERS TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER TRANSACTIONS SUBMITTED FOR A VOTE OF THE STOCKHOLDERS.

     As of March 24, 2000, the beneficial holdings of SAP's three principal shareholders (the "Principal Shareholders"), the holdings of certain of their respective immediate family members and the holdings of entities controlled by certain of the Principal Shareholders (the "Related Entities"), constituted in the aggregate 60.962% of the outstanding Ordinary Shares. The Principal Shareholders disclaim beneficial ownership with respect to Ordinary Shares owned by immediate family members. The Principal Shareholders, an immediate family member of one of the Principal Shareholders and the Related Entities have informed the Company that they are parties to the Pooling Agreement, pursuant to which they have agreed to vote 50.0002% of the outstanding Ordinary Shares as a block, thereby enabling them, among other things, to elect 50% of the members of the Supervisory Board (representing 100% of the members that are elected by shareholders rather than employees). The Principal Shareholders, their respective immediate families and the Related Entities will retain the voting power to approve most matters requiring approval by the shareholders of the Company, including approving the amount of dividends to be paid on the Ordinary Shares and the Preference Shares and approval of certain mergers and other significant corporate transactions, such as a sale of substantially all of the Company's assets. The Pooling Agreement also contains certain restrictions on transfer, and may have the effect of delaying or preventing a change in control of the Company. See "Item 4. Control of Registrant."

THE SALE OF A LARGE NUMBER OF ORDINARY SHARES BY ANY OF THE PRINCIPAL SHAREHOLDERS COULD HAVE A NEGATIVE EFFECT ON THE TRADING PRICE OF THE ADS OR THE PREFERENCE SHARES.

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

THE COMPANY'S OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY CHANGES IN THE VALUE OF THE EURO AS COMPARED TO THE CURRENCIES OF FOREIGN COUNTRIES WHERE SAP TRANSACTS BUSINESS.

     A significant portion of the Company's business is conducted in currencies other than the euro. Of the Company's consolidated revenues in 1999 and 1998, approximately 64% and 68%, respectively, were attributable to operations in non-EMU participating countries and translated into euros. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenues and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect.

     Because a significant portion of the Company's revenues is from countries other than member states of the EMU and denominated in currencies other than the euro, the Company has significant exposure to the risk of currency fluctuations, especially to fluctuations in the value of the Dollar, Japanese Yen, the Swiss Franc, the British Pound Sterling, the Brazilian Real, the Canadian Dollar and the Australian Dollar. Conversely, increases in the value of the Dollar or other currencies relative to the euro may positively affect earnings, although such positive effects may be only short-term in nature.

     The Company continually monitors its exposure to currency risk and pursues a Company-wide foreign exchange risk management policy and may hedge such risks with certain financial instruments. However, such hedging may not necessarily be wholly effective since the Company's full-year earnings as of each December 31 are adjusted by reference to exchange rates in effect as of that date. There can be no assurance, therefore, that exchange rate fluctuations will not have a material adverse effect upon the Company's business financial position, results of operations or cash flows.

CURRENCY FLUCTUATIONS BETWEEN THE DOLLAR AND THE EURO MAY HAVE AN ADVERSE EFFECT UPON THE VALUE OF THE ADSs.

     The currency in which the Preference Shares are traded is the euro. While the currency in which the ADSs are traded is the Dollar, the trading price of the ADSs is expected to be largely based upon the trading price of the underlying Preference Shares in its principal trading market in the Frankfurt Stock Exchange. Cash dividends payable to holders of ADSs will be paid to the Depositary in euros and, subject to certain exceptions, will be converted by the Depositary into Dollars for payment to such holders. The amount of dividends received by the holders of ADSs, therefore, will also be affected by fluctuations in exchange rates as well as by the specific exchange rate used by the Depositary (which may incorporate fees charged thereby).

SAP'S INTERNATIONAL OPERATIONS ARE SUBJECT TO A VARIETY OF RISKS, ANY OF WHICH COULD HAVE A SIGNIFICANT IMPACT ON SAP'S ABILITY TO DELIVER PRODUCTS ON A COMPETITIVE AND TIMELY BASIS.

     The Company's products and services are currently marketed in over 100 countries, with the EMEA and the Americas regions being the Company's principal markets. In 1999, revenues derived from outside Germany totaled E 4,042.9 million, representing approximately 79% of the Company's total revenue. Sales in the Company's principal markets are subject to risks inherent in international business activities, including, in particular:

     -  general economic or political conditions in each country.

     -  overlap of differing tax structures.

     -  management of an organization spread over various jurisdictions.

     -  unexpected changes in regulatory requirements.

     -  exchange rate fluctuations.

     -  compliance with a variety of foreign laws and regulations.

Other general risks associated with international operations include import and export licensing requirements, trade restrictions, changes in tariff and freight rates, and travel and communication costs. There can be no assurance that the Company's international operations will continue to be successful or that the Company will be able to manage effectively the increased level of international operations.

ACCOUNTING PRONOUNCEMENTS COULD ADVERSELY IMPACT SAP'S PROFITABILITY BY DELAYING SOME REVENUE RECOGNITION INTO FUTURE PERIODS.

     In October 1997, the AICPA issued SOP 97-2, as amended by AICPA Statement of Position No. 98-4 and AICPA Statement of Position No. 98-9, which provides guidance on applying generally accepted accounting principles for software revenue recognition transactions. With the adoption of U.S. GAAP, the Company has applied SOP 97-2 for all years reported in its consolidated financial statements presented in "Item 18. Financial Statements." Based on the Company's interpretation of the requirements of SOP 97-2, as amended, application of this statement did not and is not expected to have a material impact on the Company's revenue. However, the accounting profession continues to review certain provisions of SOP 97-2, with the objective of providing additional guidance on implementing its provisions. Depending upon the outcome of these reviews and the issuance of implementation guidelines and interpretations, the Company may be required to change its revenue recognition policies and business practices, and such changes could have a material adverse effect on the Company's business, financial position or results of operations.

U.S. JUDGMENTS MAY NOT BE ENFORCEABLE AGAINST THE MEMBERS OF SAP'S SUPERVISORY BOARD AND EXECUTIVE BOARD SINCE THEY ARE NON-RESIDENTS OF THE UNITED STATES.

     SAP is a stock corporation (Aktiengesellschaft) organized under the laws of Germany. All members of SAP's Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) are non-residents of the United States. A substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or the Company or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

SAP MAY MAKE FUTURE ACQUISITIONS OR ENTER INTO JOINT VENTURES THAT MAY NOT BE SUCCESSFUL.

     SAP may in the future acquire additional businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand the Company's business. Management's negotiations of potential acquisitions or joint ventures and management's integration of acquired businesses, products or technologies could divert their time and resources. Any future acquisition could require the Company to issue dilutive equity securities, incur debt or contingent liabilities, amortize goodwill and other intangibles or write-off in-process research and development and other acquisition-related expenses. Further, SAP may not be able to integrate any acquired business, products or technologies with its existing operations. If the Company is unable to fully integrate an acquired business, product or technology, or to successfully work with a joint venture partner, it may not receive the intended benefits of that acquisition or joint venture.

SECURITY RISKS AND CONCERNS MAY DETER THE USE OF THE INTERNET FOR CONDUCTING ELECTRONIC COMMERCE.

     A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of the SAP's security systems or those of other Web sites to protect proprietary information. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications. Anyone who circumvents SAP's security measures could misappropriate proprietary information or cause interruptions in the Company's services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into SAP systems or those of its customers or suppliers, which could disrupt SAP's network or make it inaccessible to customers or suppliers. The Company may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. SAP's security measures may be inadequate to prevent security breaches, and its business would be harmed if the Company does not prevent them.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR, OR IMPOSE SALES AND OTHER TAXES ON THE SALE OF, THE COMPANY'S INTERNET PRODUCTS AND SERVICES.

     As Internet commerce evolves, SAP expects that U.S. federal, state or non-U.S. agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for the Company's products and services.

     Legislation limiting the ability of the U.S. states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. This legislation could ultimately be enacted into law or this legislation could contain a limited time period in which this tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, legislation could be renewed at the end of this period. Failure to enact or renew this legislation could allow various U.S. states to impose taxes on electronic commerce, and the imposition of these taxes could seriously harm the Company's business.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

     To ensure the adequacy and effectiveness of the Company's foreign exchange hedge positions, and to monitor the risks and opportunities of its non-hedge portfolios, the Company continually monitors its foreign forward and option positions. In addition, the Company monitors its interest rate exposure, if any, both on a stand-alone basis and in conjunction with its underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates.

FOREIGN CURRENCY RISK

     Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the local currencies of the various subsidiaries, whereas the functional currency of the Company is the euro, SAP AG's anticipated cash flows are subjected to foreign exchange risks. In addition, the delay between the date when the subsidiary records revenue and the date when the subsidiary remits payment to SAP AG also exposes the Company to foreign exchange risk. See "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Exchange Rate Exposure."

     The Company enters into derivative instruments, primarily foreign exchange forward contracts, to protect all or a portion of anticipated cash flows from foreign subsidiaries. Specifically, these foreign exchange contracts offset anticipated cash flows and existing intercompany receivables relating to subsidiaries in countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Australia and Canada. The Company uses foreign exchange forwards that generally have maturities of six months or less, which are usually rolled over to provide continuing coverage until the applicable royalties are received.

     Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the next 12 months from the purchase date of the derivative instrument. However, management extends the future periods being hedged for period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies.

     The table below provides information about the Company's derivative financial instruments that are sensitive to foreign currency exchange rates, including foreign exchange forward contracts. The table presents fair values, notional amounts (at the contract exchange rates) and the respective weighted average contractual foreign currency exchange rates. The fair values do not reflect any foreign exchange gains or losses on the underlying intercompany receivables and payables. In addition, the table below does not include foreign currency risks associated with third-party receivables and payables denominated in currencies other than the functional currency of the reporting subsidiary. See notes to the Company's consolidated financial statements included in "Item
18. Financial Statements" for further information on the Company's foreign exchange derivative instruments.

                                                                    E FUNCTIONAL CURRENCY
                                                                          (E (000))
                                                              ---------------------------------
                                                                                   FAIR VALUE
                                                                  CONTRACT        DECEMBER 31,
FOREIGN CURRENCY RISK                                         NOTIONAL AMOUNTS      1999(1)
---------------------                                         ----------------   --------------
                                                                  EXPECTED
                                                               MATURITY DATE
                                                                    2000
DERIVATIVES USED TO MANAGE FIRM COMMITMENTS OR DEEMED
  INEFFECTIVE
  FOREIGN CURRENCY FORWARD CONTRACTS
  (Receive euros Sell Local Currency)
U.S. Dollars................................................      118,557            (1,097)
Weighted Average Contractual Exchange Rate..................         1.01
British Pounds..............................................       48,593              (739)
Weighted Average Contractual Exchange Rate..................         0.63
Canadian Dollars............................................        7,978              (253)
Weighted Average Contractual Exchange Rate..................         1.50
Australian Dollars..........................................       17,208              (132)
Weighted Average Contractual Exchange Rate..................         1.57
  FOREIGN CURRENCY FORWARD CONTRACTS
  (Receive Local Currency, Sell euros)
U.S. Dollars................................................        4,978                 8
Weighted Average Contractual Exchange Rate..................         1.01

                                                                  E FUNCTIONAL CURRENCY
                                                                         E (000)
                                                    --------------------------------------------------
                                                                                           FAIR VALUE
                                                        CONTRACT           CONTRACT       DECEMBER 31,
FOREIGN CURRENCY RISK                               NOTIONAL AMOUNTS   NOTIONAL AMOUNTS   1999(1),(2)
---------------------                               ----------------   ----------------   ------------
                                                        EXPECTED           EXPECTED
                                                     MATURITY DATE      MATURITY DATE
                                                          2001               2000
DERIVATIVES USED TO MANAGE ANTICIPATED CASH FLOWS
  FOREIGN CURRENCY FORWARD CONTRACTS
  (Receive euros, Sell Local Currency)
U.S. Dollars......................................                         163,705          (12,667)
Weighted Average Contractual Exchange Rate........                            1.08
Japanese Yen......................................       30,201             65,307          (10,692)
Weighted Average Contractual Exchange Rate........       105,95             117,90
British Pounds....................................                          25,203           (3,783)
Weighted Average Contractual Exchange Rate........                            0.71

---------------
(1) Amounts included on the consolidated balance sheet.

(2) Amounts are included in other comprehensive income net of tax.

INTEREST RATE RISK

     The Company invests its cash primarily in bank time deposits and fixed and variable rate marketable debt securities denominated in Marks. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Exposure." The Company does not expect changes in the quoted market prices of time deposits to have a material effect on results of operations or cash flows. The Company has in the past entered into, and in the future may enter into, interest rate swaps to better manage the interest income on its cash equivalents and marketable securities and to partially mitigate the impact of German or EMU interest rate fluctuations on these investments. The Company holds such derivative instruments for purposes other than trading. No swaps were outstanding at December 31, 1999.

     The table below presents principal (or notional) amounts (in thousands of euros unless otherwise indicated), respective fair values at December 31, 1999 and related weighted average interest rates by year of maturity for the Company's investment portfolio.

                                                  EXPECTED MATURITY DATE
                                          (E (000), UNLESS OTHERWISE INDICATED)                           FAIR VALUE
                             ----------------------------------------------------------------            DECEMBER 31,
MARKETABLE DEBT SECURITIES   2000       2001       2002       2003       2004      THEREAFTER   TOTAL        1999
--------------------------   -----     ------     ------     ------     ------     ----------   ------   ------------
Fixed rate................   2,980                                      51,129        563       54,672      55,797
Average interest rate.....    4.50%                                       6.12%         5%
                             -----     ------     ------     ------     ------        ---       ------      ------
Total investments.........   2,980                                      51,129        563       54,672      55,797
                             =====     ======     ======     ======     ======        ===       ======      ======

EQUITY PRICE RISK

     The Company is exposed to equity price risks on the marketable portion of its equity securities. The Company's available for sale securities consist of investments in the high-technology industry, which historically have experienced high volatility. The Company typically does not attempt to reduce or eliminate market exposure on these securities.

     The Company holds such equity securities purchased through its venture operations and strategic global partnering programs. The purpose of venture investments is to provide funding to companies with promising technologies that are, in the opinion of the Company's management, expected to further the state of the art for overall enterprise computing. The venture funding represents an equity investment and does not represent a commitment of further business development initiatives by SAP. Investments made in conjunction with strategic global partnering differ from those of the venture operations since such investments are made in software and service partners who are expected to complement the Company's existing or future product and/or service offerings. Frequently, the Company and its partners may also enter into development or sublicense agreements to further align the strategies of SAP and the partner.

     In many instances, the Company invests in privately held companies in which an initial public offering is planned. Such investments are recorded at cost and therefore do not expose the Company to equity price risk as long as they are privately owned.

     In addition, the Company entered into an equity swap in conjunction with the 1999 sale of a certain equity security that resulted in substantial finance income. Under the terms of the equity swap, the Company receives or pays euros to the extent the value of the underlying share price increases or decreases compared to the value of such shares at the inception of the swap. Amounts are received or paid monthly until the earlier of the expiration of the swap in 2000 or termination. At any time during the life of the derivative, both the Company and the counterparty may terminate the equity swap at fair value. The equity swap is recorded at fair value in the consolidated balance sheets. Gains or losses are based on changes in the fair market value and are immediately recognized in non-operating income. The notional amount and fair value at December 31, 1999 are as follows:

                                                                  EXPECTED
                                                                MATURITY DATE
EQUITY SWAP                                                         2000
-----------                                                     -------------
                                                                   (000 E)
Notional amount.............................................       69,030
Fair Value at December 31, 1999.............................        5,070

     During 1999, the Company recognized in finance income, net gains from the sale of marketable equity securities of approximately E 225 million. There can be no assurance that changes in market conditions, the performance of companies in which the Company holds investments or other factors will not negatively impact the Company's ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 1999, or result in the loss of amounts invested.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

GENERAL

     In accordance with the German Stock Corporation Act (Aktiengesetz), SAP AG has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two Boards are separate, and no individual may serve simultaneously as a member of both Boards.

     The Executive Board is responsible for managing the day-to-day business of SAP AG in accordance with the German Stock Corporation Act and the Articles of Association. The Executive Board is authorized to represent SAP AG and to enter into binding agreements with third parties on behalf of SAP AG. The principal function of the Supervisory Board is to supervise the Executive Board. It is also responsible for appointing and removing the members of the Executive Board and representing the Company in connection with transactions between an Executive Board member and the Company. The Supervisory Board may not make management decisions, but may determine that certain types of transactions require its prior consent. In carrying out their duties, the members of the Supervisory Board and the Executive Board must exercise the standard of care of a diligent and prudent business person. In complying with such standard of care, the members must take into account a broad range of considerations, including the interests of SAP AG and its shareholders, employees and creditors. In addition, the members of the Executive Board and the Supervisory Board are personally liable for certain violations of the German Stock Corporation Act by SAP AG.

SUPERVISORY BOARD (AUFSICHTSRAT)

     The Supervisory Board of SAP AG consists of 12 members, of which six members are elected by SAP AG's shareholders at a general shareholders' meeting and six members are elected by SAP AG's employees pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz). Any Supervisory Board member elected by the shareholders at the general shareholders' meeting may be removed by two-thirds of the votes cast at a general shareholders' meeting. Any Supervisory Board member elected by the employees may be removed by three-quarters of the votes cast by the employees.

     The Supervisory Board chooses a Chairman and a Vice-Chairman from among its members by a majority vote of its members. If such majority is not reached on the first vote, the Chairman will be chosen solely by the members elected by the shareholders, and the Vice Chairman will be chosen solely by the members elected by the employees. Unless otherwise provided for by law, the Supervisory Board acts by simple majority. In the case of any deadlock, the Chairman has the deciding vote.

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

     The current members of the Supervisory Board of SAP AG, each such member's principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows.

                                                                          YEAR FIRST    YEAR TERM
               NAME                        PRINCIPAL OCCUPATION            ELECTED       EXPIRES
               ----                        --------------------           ----------    ---------
Dietmar Hopp, Chairman(1)(2)......  Former Co-speaker of SAP AG's            1998         2003
                                    Executive Board
Dr. Wilhelm Haarmann(1)...........  Attorney, Haarmann, Hemmelrath &         1988         2003
                                    Partner
Klaus-Dieter Laidig(1)............  Managing Partner, Laidig Business        1996         2003
                                    Consulting GmbH
Hartmut Mehdorn(1)................  Chairman of Executive Board,             1998         2003
                                    Deutsche Bahn AG;
Dr. Dieter Spori(1)...............  Head of Corporate Representation         1998         2003
                                    Federal Affairs, DaimlerChrysler
                                    AG
Dr. h.c. Klaus Tschira(1)(3)......  Managing Director, Klaus Tschira         1998         2003
                                    Foundation
Helga Classen, Vice Chairman(4)...  Employee                                 1993         2003
Willi Burbach(4)..................  Employee                                 1993         2003
Bernhard Koller(4)................  Employee                                 1989         2003
Dr. Gerhard Maier(4)..............  Employee                                 1989         2003
Dr. Barbara Schennerlein(4).......  Employee                                 1998         2003
Alfred Simon(4)...................  Employee                                 1993         2003

---------------
(1) Elected by SAP AG's shareholders on May 7, 1998.

(2) Mr. Hopp is a party to the Pooling Agreement. See "Item 4. Control of Registrant."

(3) Dr. Tschira is a party to the Pooling Agreement. See "Item 4. Control of Registrant."

(4) Elected by SAP AG's employees on April 3, 1998.

EXECUTIVE BOARD (VORSTAND)

     Pursuant to the Articles of Association, SAP AG's Executive Board must consist of at least two members. Any two members of the Executive Board or one member of the Executive Board and the holder of a procuration (a power of attorney) may legally represent SAP AG. Each member of the Executive Board is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (Vertrauensentzug) by a majority of the holders at a general shareholders' meeting, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and the Company and may be liable to SAP AG if such member has a material interest in any contractual agreement between the Company and a third party which was not disclosed to, and approved by, the Supervisory Board.

     The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows.

                                                                      YEAR CURRENT
                                                      YEAR FIRST          TERM
                       NAME                          APPOINTED(1)       EXPIRES
                       ----                          -------------    ------------
Prof. Dr. h.c. Hasso Plattner, Co-speaker..........      1988             2002
Prof. Dr. Henning Kagermann, Co-speaker............      1991             2002
Dr. Peter Zencke...................................      1993             2002
Prof. Dr. Claus Heinrich...........................      1996             2000
Gerhard Oswald.....................................      1996             2000

---------------
(1) SAP AG became a stock corporation (Aktiengesellschaft) with an Executive Board in 1988.

     The current members of the Executive Board and a description of their management responsibilities and backgrounds are as follows.

     Prof. Dr. h.c. Hasso Plattner, Co-speaker, 56 years old, engineering graduate. Prof. Dr. h.c. Plattner is one of the founders of SAP AG. He became Vice Chairman of the Executive Board in 1988 and Co-speaker in 1997. He is responsible for the mySAP.com internet strategy, industry solutions development, basis technology and marketing and corporate communications.

     Prof. Dr. Henning Kagermann, Co-speaker, 52 years old, mathematics and physics graduate. Prof. Dr. Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-speaker in 1998. He is responsible for sales, distribution, consulting and global customer relation, industry solutions and strategic development projects. He also oversees finance and administration.

     Dr. Peter Zencke, 49 years old, mathematics and economics graduate. Dr. Zencke joined SAP AG in 1984 and became a member of the Executive Board in 1993. He is responsible for the development of industry solutions, customer relationship management, e-business and global research.

     Prof. Dr. Claus Heinrich, 44 years old, business management and operations research graduate. Prof. Dr. Heinrich joined SAP AG in 1987. He is responsible for the development of industry solutions, R/3 development, supply chain management and human resources.

     Gerhard Oswald, 46 years old, economics graduate. Mr. Oswald joined SAP AG in 1981. Mr. Oswald is responsible for R/3 system corporate services and the internal information-technology infrastructure.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     The total remuneration of all members of the Supervisory Board for the year 1999 amounted to E 560,000. In addition to reimbursement of out-of-pocket expenses, members of the Supervisory Board receive an annual fixed payment, which amounts to E 10,226 for the Chairman, E 7,669 for the Vice Chairman and E 5,113 for all other members of the Supervisory Board, plus a variable payment that depends on the dividends based on capital stock paid to SAP AG's shareholders, i.e., E 1,790 for each percentage of SAP AG's share capital represented by such dividends. Notwithstanding the foregoing, the Chairman, the Vice Chairman and the other members of the Supervisory Board will not receive annual remuneration in excess of 14 times the fixed remuneration (for the Chairman), 10.5 times the fixed remuneration (for the Vice Chairman) and seven times the fixed remuneration (for the other members of the Supervisory Board), respectively.

     The total remuneration of all members of the Executive Board for the year 1999 amounted to E 5,529,000. Additionally the Executive Board received E 3,351,000 related to the 1999 SARs.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

LTI PLAN

     On January 18, 2000, the Company's shareholders approved the LTI Plan. The LTI Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options or 50% of each. Each convertible bond and each stock option granted under the LTI Plan is exercisable for one Preference Share over a maximum of 10 years, subject to vesting. Five million convertible bonds and 6.25 million stock options are authorized under the LTI Plan, and a maximum of 6.25 million Preference Shares are authorized pursuant to a contingent capital increase for issuance upon exercise of the convertible bonds and stock options granted under the LTI Plan. The LTI Plan is administered by SAP AG's Executive Board with respect to members of subsidiaries' executive boards and other eligible employees and by the Supervisory Board with respect to Executive Board members. Upon the conversion of the convertible bonds and exercise of the stock options, the Company will be required to provide Preferred Shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the Preference Shares at the time of such conversion or exercise. The Company is authorized to repurchase up to 6.25 million of its Preference Shares and to use such repurchase Preference Shares to satisfy its obligations upon conversion of the convertible bonds or exercise of the stock options.

     SAP AG intends to grant awards under the LTI Plan over a three-year period. No more than 50% of the convertible bonds or stock options may be granted in any one year. In February 2000, SAP made the first grants under the LTI Plan to participants, who selected 740,084 convertible bonds and 245,968 stock options. The Company intends to make several additional awards under the LTI Plan throughout 2000. Vesting under the LTI Plan occurs as follows: one-third vests after two years from the date of grant, another one-third vests after three years from the date of grant and full vesting occurs after four years from the date of grant. The convertible bond's conversion price is equal to the market price of a Preference Share as quoted on the XETRA trading system the day immediately preceding the granting (E 870.95 for the grants made in February
2000). The exercise price for the stock option varies based upon the outperformance of the Preference Share price appreciation versus the appreciation of the reference index from the day immediately preceding the grant to the date being measured. The reference index is the Goldman Sachs Software Index, a subindex included in Goldman Sachs Technology Index (GSTI(TM)).

     The convertible bond program is considered a fixed plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and will result in no compensation expense under the current terms of the LTI Plan. Under APB 25, the stock option program is a variable plan because the exercise price varies depending upon the criteria mentioned above. As such, compensation expense will be recorded over the vesting period equal to the difference between the exercise price and the market value of the Preference Share. Such expense may negatively impact the Company's results of operations and cash flows.

STAR PLAN

     The STAR Plan provides for the grant of SARs to eligible executives and employees of SAP AG and its wholly owned subsidiaries. The STAR Plan is administered by SAP AG's Executive Board with respect to eligible employees and by SAP AG's Supervisory Board with respect to Executive Board members. The Executive Board or the Supervisory Board, as applicable, has the authority to determine: (i) the persons to whom grants may be made under the STAR Plan, provided that they have been employed by the Company for two years as of the date of grant; (ii) the size and other terms and conditions of each grant; (iii) the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting; and (iv) any other matters arising under the STAR Plan. Any amounts accrued under the STAR Plan are recorded as compensation expense in the Company's consolidated income statements and may negatively impact the Company's financial position, results of operations and cash flows.

     2000 SARs. In 2000, the Company anticipates granting approximately 1.2 million 2000 SARs to selected employees who do not participate in the LTI Plan and were employed by the Company on or prior to January 1, 1998. The grant price for the 2000 SARs will be E 822, the same as the end price for the 1999 SARs (which was determined by the average Mid-session auction price of a Preference Share over the 20 business days immediately following the date of the announcement of the Company's preliminary results for the fiscal year 1999). The end price for the 2000 SARs will be determined based on the average price of the

Preference Share over the first 20 trading days following announcement of the preliminary results for the fiscal year 2000. The appreciation in the price of the Preference Shares during the measurement period between the grant price and the end price of the 2000 SARs will be used to calculate the amount to be paid per 2000 SAR. The cash payout value of each 2000 SAR will be calculated as follows: (i) 100% of the first E100 increase in the SAP Preference Share price;
(ii) 50% of the next E 100 value increase; and (iii) 25% of any additional appreciation. Employees will receive the payments in three equal installments paid as follows: July 2001, January 2002 and July 2002. Participants will receive 2000 SAR payments provided that they continue to be actively employed by the Company on the payment dates.

     1999 SARs. In May 1999, the Executive Board granted approximately 1.5 million 1999 SARs to: (i) employees who were employed by the Company on or prior to January 1, 1997 (the "1999 Employee SARs"); and (ii) certain executives who were employed by the Company on or prior to January 1, 1997 (the "1999 Executive SARs"). The Supervisory Board determined the allocation of the 1999 Executive SAR grants to the Executive Board. The grant price of the 1999 SARs was E 337 (which was the average mid-session auction price of a Preference Share over the 10 calendar days beginning with the announcement on April 21, 1999 of the Company's 1999 first quarter earnings and ending on April 30, 1999). The end price for the 1999 Employee SARs was E 822 (which was the average mid-session auction price of a Preference Share over the 20 business days immediately following the date of the announcement of the Company's preliminary results for the fiscal year 1999). The terms of the 1999 Executive SAR's were modified during 1999 to mirror those of the 1999 Employee SARs. For each 1999 SAR awarded, the eligible participants will be entitled to receive cash equal to 100% of the appreciation in the price of the Preference Shares during the measurement period between the grant price and the end price. Payments with respect to the 1999 SARs will be made in three equal installments in July 2000, January 2001 and July 2001, provided that (subject to certain exceptions) the participating employee continues to be actively employed by the Company on the payment dates.

     1998 SARS. On May 1, 1998, the Executive Board granted approximately 1.1 million SARs (the "1998 SARs") to employees who were employed by the Company on or prior to June 30, 1996. The Supervisory Board determined the allocation of the 1998 SARs to the Executive Board. The 1998 SARs entitled the eligible employee to receive a portion of the appreciation in the price of Preference Shares during the measurement period that began when the grant price was set and ended when the end price was set. The grant price was DM 785 (which was the average mid-session auction price of a Preference Share over the 10 business days beginning on March 26, 1998 and ending on April 8, 1998). The end price was approximately E 337 or DM 659 (which was the average mid-session auction price of a Preference Share over the 10 calendar days beginning with the announcement on April 21, 1999 of the Company's 1999 first quarter earnings and ending on April 30, 1999). Accordingly, no payments were made with respect to the 1998 SARs. Because of the decline in the price of the Preference Shares subsequent to December 31, 1999, the Company reversed in the first quarter of 1999 its accrual of approximately E 16.2 million made during 1998.

1994 BONDS

     In 1994, the Company sponsored an employee convertible bond program to provide an opportunity for its worldwide employees to participate in the appreciation of the value of the Preference Shares by issuing 400,000 bonds, each with a nominal amount of DM 50 and convertible into Preference Shares with a nominal value of DM 50 (the "1994 DM 50 Bonds"), in the aggregate nominal amount of DM 20 million. On July 17, 1995, SAP AG effected a 1:10 stock split with respect to 1,950,000 Preference Shares with a nominal value of DM 50 to reflect the reduction in the nominal value of such Preference Shares from DM 50 to DM 5. The 1994 DM 50 Bonds were split accordingly into 4,000,000 bonds, each with a nominal amount of DM 5 (the "1994 Bonds"). Each 1994 Bond accrues interest at the rate of 6% per annum and is convertible into one Preference Share at the conversion price of DM 100. Under the convertible bond program, the Company issued 1994 Bonds in the aggregate nominal amount of approximately DM
11.4 million (the "German 1994 Bonds") to Volksbank Wiesloch eG, which holds such German 1994 Bonds as a trustee for the Company's German employees participating in the convertible bond program. The conversion rights with respect to the German 1994 Bonds became exercisable for the first time on September 30, 1996 and may be exercised thereafter on each June 30, July 31, August 31, September 30, October 31, and November 30, until June 30, 2004. In respect of the Company's non-German employees participating in the convertible bond program, the Company issued 1994 Bonds in the aggregate amount of approximately DM 8.6 million (the "Non-German 1994 Bonds") to Volksbank Wiesloch eG, which acts as trustee for a special purpose vehicle (the "Administrator"), whereupon the Administrator issued to such employees participation rights (the "Rights") related to the Preference Shares into which the Non-German 1994 Bonds are convertible. Upon an employee's exercise of his or her Rights, an appropriate number of Non-German 1994 Bonds would be converted into Preference Shares and those Preference Shares promptly sold on the open market in order to obtain cash to pay the value of the exercised Right. The Rights became exercisable for the first time on September 30, 1996 and may be exercised thereafter on each June 30, July 31, August 31, September 30, October 31 and November 30, until June 30, 2004. The cash payout price approximates the market price of the Preference Shares sold, less DM 100 per Preference Share and certain other costs. At December 31, 1999, 12.4% of the 1994 Bonds remained outstanding, and 493,886 Preference Shares would be issued upon the conversion thereof. See notes 19 and 24 to the Company's consolidated financial statements included herein.

GERMAN EMPLOYEE STOCK PURCHASE PLANS

     SAP AG maintains two employee stock purchase plans for its German employees: (i) an ongoing payroll deduction plan (the "German Payroll Deduction Plan"); and (ii) an annual purchase plan (the "German Annual Purchase Plan"). Under the German Payroll Deduction Plan, an eligible German employee is able to purchase Ordinary Shares or Preference Shares through payroll deductions of up to 10% of the gross monthly salary of the employee and Company contributions of 15% of the Ordinary Share or Preference Share purchase price as well as the assumption of ancillary purchase expenses. As soon as the amount available for an employee is sufficient together with the Company contribution to purchase a Preference Share or an Ordinary Share, such purchase is effected at the market price and credited to the employee's account. The acquired shares are not subject to a holding period. Under the German Annual Purchase Plan, eligible German employees may buy a determined number of Preference Shares per year on a set date from the Company's shareholding, with a Company contribution and the participating employee's contribution, which for 1999 amounted to E 255.65 (as well as the assumption of ancillary purchase expenses) and E 93.85, respectively. The acquired shares are transferred to a special account of the participating employee, where they are subject to a holding period of six years. Employees must elect each year to participate in the German Annual Purchase Plan.

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

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     For the year ended December 31, 1997, certain members of SAP's Executive Board had interest-free loans outstanding from the Company in the amount of E 4,346. No such interest-free loans were outstanding for the years ended December 31, 1999 and 1998. A pension accrual has been made for former Executive Board members for the years ended December 31, 1999, 1998 and 1997 in the amount of E 1,263,000, E 1,237,000, and E 768,854, respectively.

     In the third quarter of 1997, the Company acquired a 25.2% interest in IDS Scheer AG ("IDS") from IDS's existing shareholders and directly from IDS pursuant to a capital increase. The principal shareholder of IDS is Prof. Dr. August Wilhelm Scheer, who was a member of SAP AG's Supervisory Board at the time of such acquisition. In May 1999, IDS made an initial public offering and listed on the Neuer Market segment of the Frankfurt Stock Exchange. The Company sold 400,000 ordinary shares in IDS in the initial public offering and, subsequent to the listing, SAP sold an additional 4,397,650 ordinary shares. The Company currently owns 1,602,350 ordinary shares, representing approximately 5.1% of the outstanding ordinary shares. Dr. Henning Kagermann, Co-speaker of SAP AG's Executive Board, serves on the supervisory board of IDS. The Company is a party to certain development and reseller agreements with IDS and believes that the terms of each such agreement are on terms no less favorable to the Company than are included in similar agreements with unaffiliated third parties.

     In October 1998, iXOS Software Aktiengesellschaft ("iXOS") made an initial public offering and listed on the Neuer Market segment of the Frankfurt Stock Exchange and the Nasdaq National Market. In May 1999, the Company sold 110,000 ordinary shares in iXOS in a secondary offering. Subsequently, the Company sold an additional 11,500 ordinary shares during 1999. In December 1999, iXOS effected a 1:5 stock split. The Company currently owns 952,500 ordinary shares in iXOS, representing approximately 4.9% of the outstanding ordinary shares. Dr. Wilhelm Haarman, a member of SAP AG's Supervisory Board, serves as a member of iXOS's Supervisory Board. Dr. Peter Zencke, a member of SAP AG's Executive Board, served as a member of iXOS's Supervisory Board until November 25, 1999. The Company is a party to certain licensing, reseller, service and development agreements with iXOS and believes that the terms of each such agreement are on terms no less favorable to the Company than are included in similar agreements with unaffiliated third parties.

     In May 1999, SVC AG Schmidt Vogel Consulting, Bielefeld ("SVC"), made an initial public offering and listed on the Neuer Market segment of the Frankfurt Stock Exchange. The Company initially sold 191,734 ordinary shares in SVC in the initial public offering and subsequently sold 1,350,000 ordinary shares during 1999. The Company currently owns 487,583 ordinary shares, representing approximately 4.8% of the outstanding ordinary shares. Dr. Claus Heinrich, a member of SAP AG's executive board, serves as a member of SVC's supervisory board. The Company is a party to certain reseller agreements with SVC and believes that the terms of each such agreement are on terms no less favorable to the Company than are included in similar agreements with unaffiliated third parties.

     In October 1997, the Company entered into a consulting agreement with a company controlled by Klaus-Dieter Laidig, a member of SAP's Supervisory Board. In December 1997, the Company entered into a software license agreement and in March 1998 a software service agreement with Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs KG, a company controlled by Dietmar Hopp, who is chairman of SAP AG's Supervisory Board. In November 1999, the Company entered into a software license and professional services agreement between the Company and Plattner Golf Proprietary Ltd., South Africa, a company indirectly controlled by Prof. Dr. h.c. Hasso Plattner, who is Co-Speaker of SAP AG's Executive Board. The Company believes that the terms of each of the agreements described above are on terms no less favorable to the Company than are included in similar agreements with unaffiliated third parties.

     Dr. Wilhelm Haarmann, a member of SAP AG's Supervisory Board, is a partner in Haarmann Hemmelrath & Partner, which serves as special German tax counsel to the Company and counsels the Company with regard to other legal matters.

     The Company enters into transactions in the ordinary course of business with entities with which certain members of the supervisory Board, Executive Board or their relatives are affiliated. The Company does not consider the amount involved in such transactions to be material to the business of the entities involved.

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

ITEM 18.  FINANCIAL STATEMENTS.

     Reference is made to pages F-1 through F-41, incorporated herein by reference, and Item 19.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) The following consolidated financial statements are filed as part of this Form 20-F:

        Report of ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft
        Steuerberatungsgesellschaft mbH.

        Consolidated Income Statements for the years ended 1999, 1998 and 1997.

        Consolidated Balance Sheets as of December 31, 1999 and 1998.

        Consolidated Statements of Cash Flows for the years ended December 31, 1999, 1998 and 1997.

        Consolidated Statements of in Changes Shareholders' Equity for the years ended December 31, 1999, 1998 and 1997.

        Notes to the Consolidated Financial Statements.

        Schedule for the years ended December 31, 1999, 1998 and 1997:

        Schedule II -- Valuation and Qualifying Accounts and Reserves.

     (b) The following documents are filed as exhibits to this Form 20-F:

         3.1 Articles of Association (Satzung), as amended to date (English translation).*

         4.1 Terms applicable to Non-Interest Bearing Convertible Bonds, par value E 3 each.**

        10.1 Pooling Agreement, dated November 30, 1996, among Dietmar Hopp, Oliver Hopp, Dietmar Hopp Stiftung GmbH, Dr. Hasso Plattner, Dr. Klaus Tschira and Klaus Tschira Stiftung gGmbH (English translation).***

        10.2 Supplement to Pooling Agreement, effective as of October 12, 1998 (English translation).***

        10.3 Amendment to Pooling Agreement, effective as of December 7, 1998 (English translation).***

        23.1 Consent of ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH.*
---------------
*   Filed herewith.

** Incorporated by reference to Registration Statement on Form S-8 of SAP AG (Registration No. 333-30380), filed on February 14, 2000.

*** Incorporated by reference to Annual Report on Form 20-F of SAP AG for 1998, filed on May 18, 1999.

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

                                      SAP AKTIENGESELLSCHAFT SYSTEME,
                                      ANWENDUNGEN, PRODUKTE IN DER
                                      DATENVERARBEITUNG
                                      (Registrant)

                                      By: /s/ PROF. DR. HENNING KAGERMANN
                                      ------------------------------------------

                                         Name: Prof. Dr. Henning Kagermann
                                         Title: Co-Chairman and CEO

Dated: April 7, 2000
                                      By: /s/ DIETER MATHEIS
                                      ------------------------------------------

                                         Name: Dieter Matheis
                                         Title: CFO

                    SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................   F-1

Consolidated Financial Statements:
  Consolidated Income Statements for the years ended
     December 31, 1999, 1998 and 1997.......................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................   F-3
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 1999, 1998 and 1997...   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1999, 1998 and 1997.......................   F-5
  Notes to Consolidated Financial Statements................   F-6
Schedule for the years ended December 31, 1999, 1998 and
  1997:
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................  F-42

                         REPORT OF INDEPENDENT AUDITORS

     We have audited the consolidated balance sheets of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1999. Company management is responsible for the preparation and content of the consolidated financial statements and the
Schedule II. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with professional standards prescribed by the German Institute of Certified Public Accountants (IDW) and in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The determination of audit procedures considers the knowledge about the group's business and legal environment as well as expectations about possible errors. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. The audit also includes stating an opinion on assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

     Furthermore we confirm that the consolidated financial statements for the fiscal year from January 1, 1999 through December 31, 1999, are in compliance with the exemption rules for the preparation of consolidated financial statements according to German law.

Eschborn/Frankfurt am Main,
February 21, 2000

                                ARTHUR ANDERSEN
                        Wirtschaftsprufungsgesellschaft
                        Steuerberatungsgesellschaft mbH

               PROF. DR. WEBER                                     KLEIN
              Wirtschaftsprufer                              Wirtschaftsprufer

                             SAP AKTIENGESELLSCHAFT
                         CONSOLIDATED INCOME STATEMENTS
                        FOR THE YEARS ENDED DECEMBER 31,
                       IN THOUSANDS EXCEPT PER SHARE DATA

                                        NOTE    1999 (2)       1999       1998 (1)     1997 (1)
                                        ----   ----------   ----------   ----------   ----------
                                                $ (000)      E (000)      E (000)      E (000)
  Software revenue...................           1,945,918    1,932,391    1,899,932    1,508,857
  Maintenance revenue................           1,170,196    1,162,062      819,824      531,057
                                               ----------   ----------   ----------   ----------
Product revenue......................           3,116,114    3,094,453    2,719,756    2,039,914
                                               ----------   ----------   ----------   ----------
  Consulting revenue.................           1,557,762    1,546,933    1,121,404      639,692
  Training revenue...................             397,239      394,478      412,221      296,512
                                               ----------   ----------   ----------   ----------
Service revenue......................           1,955,001    1,941,411    1,533,625      936,204
                                               ----------   ----------   ----------   ----------
Other revenue........................              74,869       74,349       62,233       45,655
                                               ----------   ----------   ----------   ----------
Total revenue........................    (4)    5,145,984    5,110,213    4,315,614    3,021,773
                                               ----------   ----------   ----------   ----------
  Cost of product....................            (530,339)    (526,653)    (372,365)    (234,413)
  Cost of service....................          (1,636,472)  (1,625,096)  (1,255,805)    (772,607)
  Research and development...........            (749,879)    (744,666)    (572,382)    (362,675)
  Sales and marketing................          (1,139,840)  (1,131,917)    (964,735)    (673,264)
  General and administration.........            (261,951)    (260,130)    (207,541)    (186,041)
  Other operating income/expenses,
     net.............................    (5)      (25,750)     (25,571)     (41,992)     (17,544)
                                               ----------   ----------   ----------   ----------
Total operating expenses.............    (6)   (4,344,231)  (4,314,033)  (3,414,820)  (2,246,544)
                                               ----------   ----------   ----------   ----------
Operating income.....................             801,753      796,180      900,794      775,229
Other non-operating income/expenses,
  net................................    (7)      (51,365)     (51,008)      17,186       (8,548)
Finance income, net..................    (8)      236,821      235,175       13,972       29,744
                                               ----------   ----------   ----------   ----------
Income before income taxes...........             987,209      980,347      931,952      796,425
                                               ----------   ----------   ----------   ----------
Income taxes.........................    (9)     (379,051)    (376,416)    (403,469)    (348,626)
Minority interest....................              (2,950)      (2,930)      (1,539)      (1,148)
                                               ----------   ----------   ----------   ----------
Net income...........................             605,208      601,001      526,944      446,651
                                               ==========   ==========   ==========   ==========
Earnings per share
Basic................................   (10)
  Ordinary shares....................                5.77         5.73         5.03         4.28
  Preference shares..................                5.80         5.76         5.07         4.33
Diluted..............................   (10)
  Ordinary shares....................                5.75         5.71         5.00         4.24
  Preference shares..................                5.75         5.71         5.02         4.24

---------------
(1) The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

(2) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $ 1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT

                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,

                                                       NOTE    1999(2)      1999       1998(3)
                                                       ----   ---------   ---------   ---------
                                                               $(000)      E(000)      E(000)
ASSETS
Intangible assets...................................   (11)     120,724     119,885      74,607
Property, plant & equipment.........................   (12)     799,836     794,276     645,412
Financial assets....................................   (13)     614,084     609,815     183,918
                                                              ---------   ---------   ---------
Fixed assets........................................          1,534,644   1,523,976     903,937
                                                              ---------   ---------   ---------
Inventories.........................................   (14)       3,160       3,138       2,772
Accounts receivable.................................   (15)   1,858,315   1,845,397   1,572,730
Accounts due from related parties...................                224         222         329
Other assets........................................   (16)     310,066     307,911      92,829
                                                              ---------   ---------   ---------
  Accounts receivable and other assets..............          2,168,605   2,153,530   1,665,888
                                                              ---------   ---------   ---------
Liquid assets.......................................   (17)     815,949     810,277     670,217
                                                              ---------   ---------   ---------
Short-term assets...................................          2,987,714   2,966,945   2,338,877
                                                              ---------   ---------   ---------
Deferred taxes......................................            286,283     284,293     182,483
Prepaid expenses and deferred charges...............   (18)      52,036      51,675      20,638
                                                              ---------   ---------   ---------
Total assets........................................          4,860,677   4,826,889   3,445,935
                                                              =========   =========   =========
(thereof current assets)............................          3,540,178   3,515,569   2,453,982

SHAREHOLDERS' EQUITY AND LIABILITIES
Subscribed capital(1)...............................   (19)     269,680     267,805     267,315
Additional paid-in capital..........................   (20)     251,109     249,364     243,035
Retained earnings...................................          1,710,117   1,698,229   1,263,560
Other comprehensive income..........................            346,365     343,957      44,357
                                                              ---------   ---------   ---------
Shareholders' equity................................          2,577,271   2,559,355   1,818,267
                                                              ---------   ---------   ---------
Minority interests..................................              8,798       8,737       7,233
                                                              ---------   ---------   ---------
Special reserves for capital investment subsidies
  and allowances....................................   (21)         167         166         135
Pension liabilities and similar obligations.........   (22)      11,669      11,588      14,445
Other reserves and accrued liabilities..............   (23)   1,275,427   1,266,561     699,056
                                                              ---------   ---------   ---------
  Reserves and accrued liabilities..................          1,287,096   1,278,149     713,501
                                                              ---------   ---------   ---------
Bonds...............................................   (24)       1,272       1,263       1,752
Other liabilities...................................   (25)     673,919     669,235     597,802
                                                              ---------   ---------   ---------
  Other liabilities.................................            675,191     670,498     599,554
Deferred income.....................................   (26)     312,154     309,984     307,245
                                                              ---------   ---------   ---------
Total shareholders' equity and liabilities..........          4,860,677   4,826,889   3,445,935
                                                              =========   =========   =========
(thereof current liabilities).......................          1,796,401   1,783,914   1,457,585

---------------
(1) Includes contingent capital of E 1,263 thousand and E 1,753 thousand as of December 31, 1999 and 1998, respectively.

(2) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $ 1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

(3) The 1998 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  NUMBER OF
                                SHARES ISSUED                                   OTHER       ADDITIONAL
                                     AND        COMPREHENSIVE   RETAINED    COMPREHENSIVE    PAID-IN     SUBSCRIBED
                                 OUTSTANDING       INCOME       EARNINGS       INCOME        CAPITAL      CAPITAL       TOTAL
                                -------------   -------------   ---------   -------------   ----------   ----------   ---------
                                                 E (000)         E (000)     E (000)        E (000)      E (000)       E (000)
January 1, 1997..............      103,507                        567,267       14,035       192,964      264,612     1,038,878
                                   -------
Net income...................                      446,651        446,651                                               446,651
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                        2,487
  Currency translation
    adjustment...............                       49,050
                                                   -------
  Other comprehensive
    income...................                       51,537                      51,537                                   51,537
                                                   -------
Comprehensive income.........                      498,188
                                                   =======
Convertible bonds
  exercised..................          795                                                    38,411        2,033        40,444
Dividends....................                                    (122,808)                                             (122,808)
Other........................                                      (4,799)                     1,174                     (3,625)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1997............      104,302                        886,311       65,572       232,549      266,645     1,451,077
                                   -------                      ---------      -------       -------      -------     ---------
Net income...................                      526,944        526,944                                               526,944
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                       31,991
  Currency translation
    adjustment...............                      (53,206)
                                                   -------
  Other comprehensive
    income...................                      (21,215)                    (21,215)                                 (21,215)
                                                   -------
Comprehensive income.........                      505,729
                                                   =======
Convertible bonds
  exercised..................          262                                                    12,468          670        13,138
Dividends....................                                    (150,429)                                             (150,429)
Other........................                                         734                     (1,982)                    (1,248)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1998............      104,564                      1,263,560       44,357       243,035      267,315     1,818,267
                                   -------                      ---------      -------       -------      -------     ---------
Net income...................                      601,001        601,001                                               601,001
Other comprehensive income,
  net of tax(1)
  Unrealized gains on
    marketable securities....                      224,127
  Currency translation
    adjustment...............                       90,628
  Additional minimum pension
    liability................                       (1,625)
  Cash flow hedges...........                      (13,530)
                                                   -------
  Other comprehensive
    income...................                      299,600                     299,600                                  299,600
                                                   -------
Comprehensive income.........                      900,601
                                                   =======
Convertible bonds
  exercised..................          192                                                     9,307          490         9,797
Dividends....................                                    (165,473)                                             (165,473)
Other........................                                        (859)                    (2,978)                    (3,837)
                                   -------                      ---------      -------       -------      -------     ---------
December 31, 1999............      104,756                      1,698,229      343,957       249,364      267,805     2,559,355
                                   -------                      ---------      -------       -------      -------     ---------

---------------
(1) Taxes related to other comprehensive income are E 142,563 thousand, E 25,944 thousand and E 1,866 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                NOTE    1999(1)       1999      1998(2)     1997(2)
                                                                ----    --------    --------    --------    --------
                                                                         $(000)      E(000)      E(000)      E(000)
Net income..................................................             605,208     601,001     526,944     446,651
  Minority interest.........................................               2,951       2,930       1,539       1,148
  Depreciation and amortization.............................             173,889     172,680     139,836     101,298
  Write-up of property, plant and equipment.................                  --          --          --         (52)
  Gain on disposal of property, plant and equipment.........               1,072       1,065        (692)     (1,057)
  Write-downs of financial assets...........................               2,255       2,239       2,094       1,437
  Write-up of financial assets..............................                (617)       (613)       (553)       (441)
  Change in pension reserves................................              (6,357)     (6,313)      3,081       5,130
  Change in other long-term liabilities.....................              95,153      94,492     (28,375)     13,006
  Change in deferred taxes..................................              14,817      14,714     (92,061)    (41,574)
  Change in inventories.....................................                (369)       (366)      1,070         145
  Change in accounts receivable and other assets............            (491,055)   (487,642)   (268,685)   (542,855)
  Change in short-term liabilities..........................             209,143     207,689     175,832     235,150
  Change in long-term liabilities...........................              64,938      64,487     129,201     163,409
  Change in prepaid expenses and deferred charges...........             (31,254)    (31,037)     (1,736)     (9,331)
  Change in deferred income.................................               2,758       2,739      27,451      88,365
                                                                        --------    --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    (27)     642,532     638,065     614,946     460,429
                                                                        --------    --------    --------    --------
Purchase of intangible assets and property, plant and
  equipment.................................................            (356,708)   (354,228)   (388,588)   (289,873)
Purchase of financial assets................................             (97,054)    (96,380)    (38,838)    (40,446)
Changes in the scope of consolidation.......................              (2,026)     (2,012)         --          --
Proceeds from disposal of fixed assets......................              50,385      50,035      35,009      43,656
Change in special reserves for capital Investment subsidies
  and allowances............................................                  31          31         (78)        180
Change in liquid assets (maturities greater than 90 days)...             (51,815)    (51,455)    155,084     (31,086)
                                                                        --------    --------    --------    --------
NET CASH USED BY INVESTING ACTIVITIES.......................    (28)    (457,187)   (454,009)   (237,411)   (317,569)
                                                                        --------    --------    --------    --------
Dividends paid..............................................            (166,631)   (165,473)   (150,429)   (122,809)
Proceeds from premium on convertible bonds..................               9,372       9,307      12,468      38,411
Other changes to additional paid-in capital.................              (2,999)     (2,978)     (1,982)      1,174
Proceeds from the increase in capital stock from the
  exercise of the conversion rights.........................                 493         490         670       2,033
Payments made on the conversion of the convertible bonds....                (492)       (489)       (657)     (2,023)
Proceeds from the issuance of long-term debt................                  --          --      24,596         162
Principal payments made on long-term debt...................                (289)       (287)       (103)        (30)
                                                                        --------    --------    --------    --------
NET CASH USED IN FINANCING ACTIVITIES.......................    (29)    (160,546)   (159,430)   (115,437)    (83,082)
                                                                        --------    --------    --------    --------
Effect of foreign exchange rates on cash....................              64,426      63,979     (46,599)     44,380
NET INCREASE IN CASH AND CASH EQUIVALENTS...................              89,225      88,605     215,499     104,158
                                                                        --------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR......             625,202     620,856     405,357     301,199
                                                                        --------    --------    --------    --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR............    (17)     714,427     709,461     620,856     405,357
                                                                        ========    ========    ========    ========

---------------
(1) The 1999 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to $1.007, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999.

(2) The 1998 and 1997 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                 See Notes to Consolidated Financial Statements

                             SAP AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFCANT ACCOUNTING PRINCIPLES

  (1)  BASIS OF PRESENTATION

     The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company"), have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     In 1998 and 1997 the consolidated financial statements were prepared in accordance with accounting principles generally accepted in Germany ("German GAAP") with a reconciliation to U.S. GAAP. For purposes of the 1999 presentation, the 1998 and 1997 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes. The consolidated income statements have been presented using the cost of sales format. Certain reclassifications were made to prior year amounts to conform them to the current year presentation.

     SAP is using the relief outlined in section 292a of the German Commercial Code ("HGB"), which exempts companies from preparing consolidated financial statements in accordance with German GAAP if the consolidated financial statements are prepared in accordance with an internationally accepted accounting principle (i.e. U.S. GAAP or International Accounting Standards). A description of the significant differences between US GAAP and HGB is set forth in note 36.

     Effective January 1, 1999 the Company converted its internal and external reporting to the euro and, therefore, restated the consolidated financial statements to euro using the exchange rate as of January 1, 1999. Accordingly, the Deutsche Mark ("DM") consolidated financial statements for each period prior to 1999 have been restated to euro ("E") using the official fixed DM/E exchange rate as of January 1, 1999, of E 1.00 = DM 1.95583. SAP's restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in DM. All euro financial data that has been presented in U.S. Dollars ("$" or "Dollars") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 1999, which was E 1.00 per $1.007.

  (2)  SCOPE OF CONSOLIDATION

     The consolidated financial statements include SAP AG and subsidiaries in which SAP AG holds, directly or indirectly, a majority of the voting rights.

     The following table summarizes the number of companies included in the consolidated financial statements:

                                                             GERMAN    FOREIGN    TOTAL
                                                             ------    -------    -----
December 31, 1998........................................       7         45        52
Additions................................................       4          6        10
Disposals................................................      --         --        --
                                                              ---        ---       ---
December 31, 1999........................................      11         51        62
                                                              ===        ===       ===

     Three companies in which SAP AG directly holds between 20% and 50% of the voting rights ("associated companies") are reported under the equity method.

     The impact of including new companies in the consolidated financial statements during 1999 does not limit comparability of the annual financial statements with those of the previous years.

     All affiliated companies and other associated companies are listed on page F-40 to F-42 with ownership percentages, revenues, net income, equity, and numbers of employees.

  (3)  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICIES

     The Company accounts for its business combinations using the purchase accounting method. At the date of acquisition differences between acquisition costs and attributable shareholders' equity are first allocated to identifiable assets acquired or liabilities assumed to the extent of their fair market values. Any remaining goodwill is capitalized as an intangible asset and amortized using the straight-line method over its estimated useful life.

     Intercompany receivables, payables, revenues, expenses and profits among the consolidated companies are eliminated. Deferred taxes are calculated for consolidation entries affecting income. Minority interest is identified for subsidiaries not wholly owned by the parent company. Goodwill arising from associated companies' equity is calculated based upon the same principles.

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CURRENCY TRANSLATION

     The financial statements of the fully consolidated foreign subsidiaries are translated according to the functional currency method. Since all subsidiaries are economically independent, and thus their functional currency is the local currency, their balance sheets are translated into the Group's functional currency at median rates on the balance sheet date ("closing rate") and their income statements are translated at annual average rates. Differences from the prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement do not affect income. The effects of foreign currency translation are included in other comprehensive income in the consolidated statements of changes in shareholders' equity.

     Assets and liabilities denominated in foreign currencies are translated at the closing rate with resulting gains and losses reflected in income.

     The exchange rates of key currencies affecting the Group changed as follows:

                                                        CLOSING RATE
                                                     AT DECEMBER 31, TO    ANNUAL AVERAGE EXCHANGE TO
                                                           E 1.00           E 1.00 FOR THE YEAR ENDED
                                                     -------------------   ---------------------------
CURRENCY                                  ISO CODE     1999       1998      1999      1998      1997
--------                                  --------   --------   --------   -------   -------   -------
U.S. Dollar............................     USD       1.0028     1.1691    1.0595    1.1196    1.1259
Japanese Yen...........................     JPY       102.51     134.84    119.28    147.61    136.69
British Pound..........................     GBP       0.6202     0.6990    0.6525    0.6762    0.6864
Canadian Dollar........................     CAD       1.4574     1.8160    1.5582    1.6735    1.5639
Australian Dollar......................     AUD       1.5570     1.9119    1.6349    1.8076    1.5274

---------------
    The exchange rates for 1998 and 1997 have been restated for comparative purposes at the fixed rate of E 1.00 = DM 1.95583.

REVENUE RECOGNITION

     The Company recognizes software revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), which is effective for transactions entered into in fiscal years beginning after December 15, 1997. Because prior to the issuance of SOP 97-2 the Company had not previously issued financial information or financial statements on a U.S. GAAP basis, SOP 97-2 has been applied for all years reported.

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

     Revenues from post-contract support are recognized ratably over the term of the maintenance contract on a straight-line basis. Consulting and training services are generally recognized at the time the service is performed. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the contract has been executed, delivery of the software has occurred, fees are fixed and determinable and collection is probable. In instances where the aforementioned criteria have not been met both the license and the consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns and allowances.

     In limited instances, the Company will enter into fixed fee consulting arrangements. Revenues under such arrangements are recognized using the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

RESEARCH AND DEVELOPMENT

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS 86"), requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available for sale. Historically such costs have not been material. Development costs incurred prior to achieving technological feasibility are expensed as incurred.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

     Purchased intangible assets are recorded at cost and amortized on a straight-line basis over a maximum of five years. All existing goodwill included in the consolidated financial statements is derived from the acquisition of software related companies and is amortized on a straight-line basis over its estimated life of five years. In 1997, the Company expensed E 4.0 million of acquired in-process research and development costs relating to software products for which technological feasibility had not yet been established at the date of acquisition. Acquisitions in 1999 and 1998 did not result in a charge for in-process research and development.

     Property, plant and equipment are shown at cost less accumulated depreciation, where appropriate, based on their expected useful lives. If assets are deemed to be permanently impaired, carrying amounts are reduced accordingly. For the years ended December 31, 1999, 1998 and 1997, no such write-offs have been made.

                                                          USEFUL LIVES OF PROPERTY,
                                                          PLANT AND EQUIPMENT
                                                          -----------------------------
Buildings (placed in service until the end of 1990).....  50 years
Buildings (placed in service after 1990)................  25 years
Leasehold improvements..................................  Based upon the lease contract
IT equipment............................................  3 to 5 years
Office furniture........................................  4 to 20 years
Automobiles.............................................  5 years

     Buildings and leasehold improvements are depreciated using the straight-line method. Other fixed assets are generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance. Low-value assets are expensed in the year of acquisition.

FINANCIAL ASSETS

     Shares in affiliated companies and other loans are recorded at cost. A write-down in the value of such financial assets at the balance sheet date only occurs if there is a permanent impairment. There were no such write-downs for any periods presented. Interest-free loans to employees and to third parties are discounted to their present value.

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available-for-sale or held-to-maturity, depending on management's intent with respect to holding such investments. The Company's securities are considered to be available-for-sale and, therefore, are valued at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of tax in comprehensive income within shareholders' equity. Market values were obtained based on available market prices as of December 31, 1999, 1998 and 1997. Gains or losses recognized on sales of securities are based on specific identification.

SHORT-TERM ASSETS

     Inventories are shown at the lower of purchase/production cost or market value. Production costs consist of direct salaries, indirect salaries, and materials. Other costs are not included in inventories. No write-downs of inventory were necessary for the periods presented.

     Accounts receivable are stated at their nominal value, which approximates fair market value. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. Receivables with foreseeable individual and country risks are written down to their net realizable value. Non-interest bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

     During the fiscal year, SAP AG acquired 58,048 of its own shares, representing 0.06 % of the capital stock, at an average market price of E 355. Such shares were transferred to employees during the year at an average price of E 275 per share. Certain of the Company's foreign subsidiaries purchased 472,446 American Depository Receipts ("ADRs"), at an average price of $33 and were distributed by an administrator to employees. Twelve ADRs are equivalent to one preference share. The Company did not hold any of its own shares or ADRs as of the balance sheet closing date. Shares and ADRs acquired by the Company were transferred to employees under various employee stock purchase plans. Discounts provided to employees through such plans are treated either as expense if such discounts exceed 15% or as a direct reduction of equity if such discounts are less than 15%.

     Other assets are shown at their nominal value, which approximates fair value.

     Liquid assets are comprised of cash and cash equivalents and time deposits with maturities exceeding 90 days. Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of 90 days or less. Liquid assets are reconciled to cash and cash equivalents in note 17.

PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are determined by allocating expenses to the periods to which they are attributable.

DEFERRED TAXES

     Deferred taxes are established for temporary differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes. Moreover, deferred taxes are established on the consolidated balance sheets for temporary differences resulting from consolidation measures.

     Deferred taxes are computed by the "liability method," under which the enacted tax rate applicable to the local subsidiaries is applied.

     In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred tax amounts are shown gross on the consolidated balance sheets. Net operating loss carryforwards that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

LIABILITIES

     Provisions for pensions of domestic and foreign subsidiaries are based on actuarial computations according to the "Projected Unit Credit Method." In accordance with the Projected Unit Credit Method, current pensions and remuneration existing at the balance sheet date as well as expected future increases in these obligations are included in the valuation. The assumptions used to calculate the provision for pensions are shown in note 22.

     Accrued taxes are calculated on the basis of the planned distribution of income.

     Other reserves and accrued liabilities are recorded when an obligation to a third party has been incurred, payment is probable and reasonably estimable. In determining other accrued liabilities all applicable costs are taken into consideration.

     Liabilities are shown at the amounts payable, which approximate fair market value.

DERIVATIVES

     The Group primarily uses forward exchange derivatives to reduce the currency risk that results from engaging in transactions denominated in currencies other than the E, including anticipated cash flows resulting from transactions with subsidiaries. These anticipated cash flows reflect forecast assumptions, which historically have reflected actual results.

     Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires derivative financial instruments to be recorded in the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on a derivative designated as a cash flow hedge is reported net of tax in other comprehensive income at the time related changes in the fair value of such instruments occur. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gain or loss on a derivative designated as a cash flow hedge is reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of cash flow hedges, the Company excludes differences resulting from the time value (i.e. spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately.

     Prior to the implementation of SFAS 133, the Company accounted for its foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). Forward contracts used to manage risk relating to anticipated cash flows do not qualify for hedge accounting treatment under SFAS 52 and are therefore recorded on the balance sheet at fair value with changes in fair value recognized in earnings immediately. Forward contracts hedging firm commitments are also recorded at fair value with changes in value offset against the foreign exchange gains or losses recognized on the item being hedged.

CREDIT ARRANGEMENTS

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency to the extent SAP AG has guaranteed such amounts. At December 31, 1999, the Company had approximately E 327 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. Interest under all lines is determined at the time of borrowing based on current market rates.

COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires companies to separately report the components of comprehensive income which is comprised of net income and other comprehensive income. Other comprehensive income comprises the change in equity from transactions and other events not affecting net income except those resulting from investments by owners and distributions to owners.

     Both other comprehensive income and comprehensive income are disclosed in the consolidated statements of changes in shareholders' equity. Other comprehensive income includes currency translation differences, additional minimum pension liabilities, unrecognized gains and losses from derivatives designated as cash flow hedges and unrealized gains and losses from marketable debt and equity securities.

CASH FLOWS

     The consolidated statements of cash flows show the effect of inflows and outflows during the course of the fiscal year on the Group's cash and cash equivalents, and has been prepared in accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows" ("SFAS 95"). The statement distinguishes between cash flows from operating activities, investing activities, and financing activities. The statement of cash flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in note 17.

B.  NOTES TO THE CONSOLIDATED INCOME STATEMENTS

  (4)  OTHER REVENUE

     Other revenue is derived mainly from marketing events. Segment information with respect to revenue is disclosed in note 34.

  (5)  OTHER OPERATING INCOME / EXPENSES, NET

     Other operating expenses for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Amortization expense........................................    (16,725)   (11,319)    (7,396)
General bad debt expense....................................     (9,582)   (17,339)   (11,708)
Other operating expenses....................................     (3,083)   (15,863)    (2,206)
                                                                -------    -------    -------
  Other operating expenses..................................    (29,390)   (44,521)   (21,310)
                                                                -------    -------    -------
Receipt of insurance proceeds...............................      1,535        684        619
Rental income...............................................      1,510      1,375      1,819
Other operating income......................................        774        470      1,328
                                                                -------    -------    -------
  Other operating income....................................      3,819      2,529      3,766
                                                                -------    -------    -------
Other operating income/(expenses), net......................    (25,571)   (41,992)   (17,544)
                                                                =======    =======    =======

  (6)  FUNCTIONAL COSTS AND OTHER EXPENSES

COST OF SERVICES AND MATERIALS

     Cost of services and materials, which is included in various operating expenses in the consolidated financial statements for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Raw materials and supplies, purchased goods.................     15,176     12,069      8,429
Purchased services..........................................    758,238    591,329    301,270
                                                                -------    -------    -------
Total.......................................................    773,414    603,398    309,699
                                                                =======    =======    =======

     The changes in purchased services resulted from additional purchases of consulting services.

PERSONNEL EXPENSES/NUMBER OF EMPLOYEES

     Personnel expenses, which are included in various operating expenses in the consolidated financial statements for the years ended December 31, are as follows:

                                                              1999         1998         1997
                                                             E (000)      E (000)      E (000)
                                                            ---------    ---------    ---------
Salaries................................................    1,750,770    1,326,505      913,668
Social costs............................................      226,736      171,434      111,455
Pension expense.........................................       54,233       49,508       34,794
                                                            ---------    ---------    ---------
Total...................................................    2,031,739    1,547,447    1,059,917
                                                            =========    =========    =========

     Included in personnel expenses for the years ended December 31, 1999 and 1998, are expenses associated with the stock appreciation rights program ("STAR program"), in the amount of E 140,324 thousand and E 16,327 thousand, respectively.

     The average number of employees was as follows:

                                                            1999      1998      1997
                                                           ------    ------    ------
Employees..............................................    20,975    17,323    11,558

  (7)  OTHER NON-OPERATING INCOME/EXPENSES, NET

     Other non-operating expenses for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Foreign currency losses.....................................    (89,707)   (44,014)   (35,826)
Losses on disposals of fixed assets.........................     (3,131)    (2,293)    (1,477)
Other non-operating expenses................................     (2,916)    (1,937)    (3,564)
                                                                -------    -------    -------
  Other non-operating expenses..............................    (95,754)   (48,244)   (40,867)
                                                                -------    -------    -------
Foreign currency gains......................................     34,828     59,609     26,182
Gains on disposals of fixed assets..........................      2,066      2,987      2,518
Other non-operating income..................................      7,852      2,834      3,619
                                                                -------    -------    -------
  Other non-operating income................................     44,746     65,430     32,319
                                                                -------    -------    -------
Other non-operating income/(expenses), net..................    (51,008)    17,186     (8,548)
                                                                =======    =======    =======

  (8)  FINANCE INCOME, NET

     Finance income, net for the years ended December 31, are as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                -----------------------------
                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Interest and similar income.................................     34,472     34,635     28,808
Interest and similar expenses...............................     (3,265)    (3,540)    (1,933)
                                                                -------    -------    -------
INTEREST INCOME, NET........................................     31,207     31,095     26,875
                                                                -------    -------    -------
Income from unconsolidated affiliated companies.............         16        441        302
Income/(loss) from associated companies.....................    (19,647)   (16,558)     1,487
                                                                -------    -------    -------
INCOME/(LOSS) FROM INVESTMENTS, NET.........................    (19,631)   (16,117)     1,789
                                                                -------    -------    -------
Income from marketable securities and loans of financial
  assets....................................................        910        958        751
Write-down of financial assets..............................     (2,239)    (2,094)    (1,437)
Gains on sales of marketable equity securities..............    224,912      1,769        574
Other net...................................................         16     (1,639)     1,192
                                                                -------    -------    -------
OTHER FINANCE INCOME/(LOSS), NET............................    223,599     (1,006)     1,080
                                                                -------    -------    -------
FINANCE INCOME, NET.........................................    235,175     13,972     29,744
                                                                =======    =======    =======

     Interest income is derived primarily from cash and cash equivalents, long term investments and other assets. The negative results from associated companies includes a E 23,354 thousand and E 18,687 thousand loss from Pandesic LLC, for 1999 and 1998, respectively.

  (9)  INCOME TAXES

     Income tax expense for the years ended December 31, are as follows:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Current taxes
  Germany...................................................    110,071    209,755    172,059
  Foreign...................................................    226,442    226,145    213,291
                                                                -------    -------    -------
                                                                336,513    435,900    385,350
Deferred taxes
  Germany...................................................     88,183     (1,922)    (2,554)
  Foreign...................................................    (48,280)   (30,509)   (34,170)
                                                                -------    -------    -------
                                                                 39,903    (32,431)   (36,724)
                                                                -------    -------    -------
Total taxes on income.......................................    376,416    403,469    348,626
                                                                =======    =======    =======

     Income before income taxes is attributable to the following geographic locations:

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Germany.....................................................    454,745    448,948    408,380
Foreign.....................................................    525,602    483,004    388,045
                                                                -------    -------    -------
Income before income taxes..................................    980,347    931,952    796,425
                                                                =======    =======    =======

     The effective tax rate of the SAP Group for the years ended December 31, 1999, 1998 and 1997, was 38.4%, 43.3% and 43.8%, respectively. The table below shows the reconciliation of the current German statutory retained earnings corporate income tax rate of 40% (45% for 1998 and 1997) and the effective tax rate. Because of the lower German tax rate for income distributed to shareholders, the domestic corporation tax is reduced according to the Executive Board's proposal for income appropriation.

     The corporation tax reduction applies to the year that gives rise to dividend distribution. In addition, shareholders tax-resident in Germany receive a credit of the full corporation tax against their personal income tax liability. A solidarity surcharge of 5.5% is imposed in respect of German corporation tax liability. The effective German trade tax rate, before income taxes, for the years ended December 31, 1999, 1998 and 1997 was 13.8%, 14.3% and 13.7%, respectively.

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Income before income taxes..................................    980,347    931,952    796,425
German trade tax on income..................................    (62,742)   (66,554)   (54,836)
                                                                -------    -------    -------
  Income after German trade tax on income...................    917,605    865,398    741,589

Corporation tax on income (40% in 1999, 45% in 1998 and
  1997).....................................................    367,042    389,429    333,715
German trade tax on income..................................     62,742     66,554     54,836
Solidarity charge...........................................      1,611      6,544      8,143
Tax reduction for dividend payments.........................    (28,331)   (35,459)   (32,235)
Foreign tax rate differential, net..........................    (28,006)   (49,035)   (24,908)
Utilization of loss carryforwards...........................    (19,938)      (475)      (313)
Tax on non-deductible expenses..............................     11,383      9,736      5,671
Tax effect on current year losses...........................        395     27,265        870
Consolidation effects.......................................     (3,130)    (3,937)     1,017
Other.......................................................     12,648     (7,153)     1,830
                                                                -------    -------    -------
Total.......................................................    376,416    403,469    348,626
                                                                =======    =======    =======

     In accordance with the liability method, the differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes that are expected to reverse in the future are shown below. Based upon past results of subsidiaries and expectations of similar performance in the future, the taxable income of these subsidiaries will more likely than not be sufficient to fully recognize the net deferred tax assets related to these subsidiaries.

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
DEFERRED TAX ASSETS
  Fixed assets..............................................     13,026     13,939
  Financial assets..........................................      3,763      2,214
  Accounts receivable.......................................     70,395     14,852
  Net operating loss carry forwards.........................     11,317     28,314
  Pension provisions........................................      2,214        298
  STAR provisions...........................................     23,001      2,899
  Other provisions..........................................     81,484     49,648
  Deferred income...........................................     76,977     81,932
  Other.....................................................      2,588      7,668
                                                                -------    -------
                                                                284,765    201,764
                                                                -------    -------
  Less: Valuation allowance.................................       (472)   (19,281)
                                                                -------    -------
Deferred tax assets.........................................    284,293    182,483
                                                                =======    =======
DEFERRED TAX LIABILITIES
  Fixed assets..............................................     19,291     28,679
  Financial assets..........................................    146,665     24,181
  Accounts receivable.......................................         18      1,668
  Pension provisions........................................      3,324      3,329
  STAR provisions...........................................    111,850      1,723
  Other provisions..........................................     14,244      4,616
  Deferred income...........................................     10,992      1,753
  Other.....................................................         68      2,321
                                                                -------    -------
Deferred tax liabilities....................................    306,452     68,270
                                                                =======    =======
     Net deferred tax (liabilities)/assets..................    (22,159)   114,213
                                                                =======    =======

     With regard to their duration, deferred tax assets and deferred tax liabilities are classified as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
DEFERRED TAX ASSETS
  Short-term................................................    224,333    139,336
  Long-term.................................................     59,960     43,147
                                                                -------    -------
                                                                284,293    182,483
                                                                =======    =======
DEFERRED TAX LIABILITIES
  Short-term................................................     60,503     10,596
  Long-term.................................................    245,949     57,674
                                                                -------    -------
                                                                306,452     68,270
                                                                =======    =======

     Certain foreign subsidiaries of the Company have net operating loss carryforwards at December 31, 1999 and 1998, totaling approximately E 30,393 thousand and E 64,409 thousand, respectively, which may be used to offset future taxable income. These net operating loss carryforwards include E 25,015 thousand for 1999 and E 56,358 thousand for 1998 relating to the Japanese subsidiary. The majority of net operating loss carryforwards will expire at different dates over the next three to five years. The deferred tax assets, which have been established for these net operating loss carryforwards, have been reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance relating to Japan was reduced by E 17,850 thousand in 1999 as a result of net operating loss utilization and changes in facts and circumstances. Deferred tax liabilities are provided for the unremitted earnings of non-German subsidiaries unless management considers such amounts to be permanently reinvested. As of December 31, 1999 the cumulative amount of earnings considered permanently reinvested is approximately E 793 million.

  (10)  EARNINGS PER SHARE

     Earnings per ordinary share and preference share for the years ended December 31, 1999, 1998 and 1997 have been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Net income is allocated between ordinary shares and preference shares in calculating earnings per share for each class of stock. This allocation weights net income available (net income less dividends) to the extent that each class of stock may participate in the earnings as if all of the earnings for the period had been distributed. Distributed earnings are allocated to each class of stock based on the respective dividends paid. In arriving at earnings per share, the total allocated earnings for each class of stock is divided by the weighted average number of shares outstanding to which the earnings are allocated. Because the Company's convertible bonds have a dilutive effect, they were considered outstanding for the diluted earnings per ordinary and preference share calculations.

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Net income applicable to basic and diluted EPS:.............    601,001    526,944    446,651
Less dividends:
  Ordinary shares...........................................     95,770     87,323     71,725
  Preference shares.........................................     69,703     63,106     51,084
                                                                -------    -------    -------
Net income available to holders of ordinary shares and
  preference shares.........................................    435,528    376,515    323,842
                                                                =======    =======    =======

                                                 1999                    1998                    1997
                                                E (000)                 E (000)                 E (000)
                                         ---------------------   ---------------------   ---------------------
                                         ORDINARY   PREFERENCE   ORDINARY   PREFERENCE   ORDINARY   PREFERENCE
                                         --------   ----------   --------   ----------   --------   ----------
Allocated net income available.........  253,977     181,551     219,267     157,248     189,607     134,235
Distributed earnings...................   95,770      69,703      87,323      63,106      71,725      51,084
                                         -------     -------     -------     -------     -------     -------
Total allocated earnings -- basic
  EPS..................................  349,747     251,254     306,590     220,354     261,332     185,319
Conversion of convertible bonds........   (1,557)      1,557      (1,707)      1,707      (2,563)      2,563
                                         -------     -------     -------     -------     -------     -------
Total allocated earnings -- diluted
  EPS..................................  348,190     252,811     304,883     222,061     258,769     187,882
                                         =======     =======     =======     =======     =======     =======

                                                1999(1)                 1998(1)                 1997(1)
                                         ---------------------   ---------------------   ---------------------
                                         ORDINARY   PREFERENCE   ORDINARY   PREFERENCE   ORDINARY   PREFERENCE
                                         --------   ----------   --------   ----------   --------   ----------
Weighted average shares -- basic.......   61,000      43,605      60,998      43,436      60,994      42,842
Conversion convertible bonds...........       --         645           2         814           6       1,408
                                         -------     -------     -------     -------     -------     -------
Weighted average shares -- diluted.....   61,000      44,250      61,000      44,250      61,000      44,250
                                         =======     =======     =======     =======     =======     =======
Earnings per share -- basic............     5.73        5.76        5.03        5.07        4.28        4.33
Earnings per share -- diluted..........     5.71        5.71        5.00        5.02        4.24        4.24

---------------

(1) Amounts are in (i) thousands, except for per share information, and (ii) E, except for share information.

C.  NOTES TO THE CONSOLIDATED BALANCE SHEET

  (11)  INTANGIBLE ASSETS

                                                               TRADEMARKS,
                                                              SIMILAR RIGHTS
E (000)                                                         AND ASSETS      GOODWILL     TOTAL
-------                                                       --------------    --------    -------
PURCHASE COST
1/1/99....................................................        49,965         59,783     109,748
Foreign currency exchange rate changes....................           680             --         680
Changes in the scope of consolidation.....................           639             --         639
Additions.................................................        39,178         56,301      95,479
Retirements/disposals.....................................          (164)          (177)       (341)
Transfers.................................................        (8,676)       (14,565)    (23,241)
                                                                  ------        -------     -------
12/31/99..................................................        81,622        101,342     182,964

ACCUMULATED AMORTIZATION
1/1/99....................................................        20,658         14,483      35,141
Foreign currency exchange rate changes....................           556             60         616
Changes in the scope of consolidation.....................           483             --         483
Additions.................................................        21,131         16,725      37,856
Retirements/disposals.....................................          (164)           (47)       (211)
Transfers.................................................        (5,238)        (5,568)    (10,806)
                                                                  ------        -------     -------
12/31/99..................................................        37,426         25,653      63,079
                                                                  ------        -------     -------
BOOK VALUE 12/31/99.......................................        44,196         75,689     119,885
                                                                  ======        =======     =======
Book value 12/31/98.......................................        29,307         45,300      74,607
                                                                  ======        =======     =======

     The additions to trademarks, similar rights and assets relate to acquired software programs. The additions to goodwill in the Group relate to acquisitions during the year.

  (12)  PROPERTY, PLANT AND EQUIPMENT

                                           LAND, LEASEHOLD
                                          IMPROVEMENTS, AND                         ADVANCE
                                         BUILDINGS, INCLUDING   OTHER PROPERTY,   PAYMENTS AND
                                             BUILDINGS ON          PLANT AND      CONSTRUCTION
E (000)                                    THIRD-PARTY LAND        EQUIPMENT      IN PROGRESS      TOTAL
-------                                  --------------------   ---------------   ------------   ---------
PURCHASE COST
1/1/99................................         431,018              443,282          124,152       998,452
Foreign currency exchange rate
  changes.............................          15,954               21,101           12,422        49,477
Changes in the scope of
  consolidation.......................             267                4,386               63         4,716
Additions.............................         110,746              135,912           12,652       259,310
Retirements/disposals.................          (5,141)             (35,255)             (69)      (40,465)
Transfers.............................         129,494                5,089         (134,788)         (205)
                                               -------              -------         --------     ---------
12/31/99..............................         682,338              574,515           14,432     1,271,285
                                               -------              -------         --------     ---------
ACCUMULATED DEPRECIATION
1/1/99................................          75,454              277,586               --       353,040
Foreign currency exchange rate
  changes.............................           5,268               14,847               --        20,115
Changes in the scope of
  consolidation.......................             104                2,756               --         2,860
Additions.............................          33,831              100,993               --       134,824
Retirements/disposals.................          (4,097)             (29,727)              --       (33,824)
Transfers.............................             208                 (214)              --            (6)
                                               -------              -------         --------     ---------
12/31/99..............................         110,768              366,241               --       477,009
                                               -------              -------         --------     ---------
BOOK VALUE 12/31/99...................         571,570              208,274           14,432       794,276
                                               -------              -------         --------     ---------
Book value 12/31/98...................         355,564              165,696          124,152       645,412
                                               -------              -------         --------     ---------

     The additions in other property, plant and equipment comprise primarily the purchase of computer hardware.

  (13)  FINANCIAL ASSETS

                                             INVESTMENTS
                               SHARES IN      IN OTHER
                               AFFILIATED    ASSOCIATED       EQUITY         DEBT        OTHER
E (000)                        COMPANIES      COMPANIES     SECURITIES    SECURITIES     LOANS      TOTAL
-------                        ----------    -----------    ----------    ----------    -------    -------
PURCHASE COST
1/1/99.....................       6,441         13,141        32,268        54,669       23,639    130,158
Foreign currency exchange
  rate changes.............        (188)           144         1,666           493           56      2,171
Additions..................          --          8,220        78,291            --        9,869     96,380
Retirements................      (6,240)        (3,272)      (29,770)         (489)      (5,014)   (44,785)
                                -------        -------       -------       -------      -------    -------
Transfers..................          --        (10,930)       23,564            --           --     12,634
                                -------        -------       -------       -------      -------    -------
12/31/99...................          13          7,303       106,019        54,673       28,550    196,558
                                -------        -------       -------       -------      -------    -------
MARKETABLE SECURITIES
01/01/99...................          --             --        54,955         4,014           --     58,969
Changes in unrealized
  gains/losses.............          --             --       363,556        (2,889)          --    360,667
12/31/99...................          --        418,511            --         1,125           --    419,636
                                -------        -------       -------       -------      -------    -------
ACCUMULATED DEPRECIATION
1/1/99.....................          52             --            --            --        5,157      5,209
Additions..................          --             --            --            --        2,239      2,239
Retirements................         (52)            --            --            --         (404)      (456)
Write-ups..................          --             --            --            --         (613)      (613)
                                -------        -------       -------       -------      -------    -------
12/31/99...................          --             --            --            --        6,379      6,379
BOOK VALUE
  12/31/99.................          13          7,303       524,530        55,798       22,171    609,815
                                -------        -------       -------       -------      -------    -------
Book value 12/31/98........       6,389         13,141        87,223        58,683       18,482    183,918
                                -------        -------       -------       -------      -------    -------

     Amounts pertaining to equity and debt securities at December 31, 1999 and 1998, are as follows:

                                                                          1999
                                                    ------------------------------------------------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                      COST         GAINS         LOSSES       VALUE
                                                     E (000)      E (000)       E (000)      E (000)
                                                    ---------    ----------    ----------    -------
Equity securities...............................     106,019      421,730        3,219       524,530
Debt securities.................................      54,673        1,125           --        55,798
                                                     -------      -------        -----       -------
Total...........................................     160,692      422,855        3,219       580,328
                                                     =======      =======        =====       =======

                                                                    1999                      1998
                                                    -------------------------------------    -------
                                                                   GROSS         GROSS
                                                    AMORTIZED    UNREALIZED    UNREALIZED    MARKET
                                                      COST         GAINS         LOSSES       VALUE
                                                     E (000)      E (000)       E (000)      E (000)
                                                    ---------    ----------    ----------    -------
Equity securities...............................     32,268        57,886        2,931        87,223
Debt securities.................................     54,669         4,014           --        58,683
                                                     ------        ------        -----       -------
Total...........................................     86,937        61,900        2,931       145,906
                                                     ======        ======        =====       =======

     Upon sales of marketable equity securities in 1999, the Company reclassified E 22,542 thousand of gains/ losses included in other comprehensive income as of December 31, 1998, into finance income/loss. As of December 31, 1999 and 1998, unrealized losses were not considered permanent in nature.

     Financial assets include marketable debt securities at December 31, as follows:

                                                        1999                               1998
                                          --------------------------------   --------------------------------
                                          AMORTIZED   MARKET    UNREALIZED   AMORTIZED   MARKET    UNREALIZED
                                            COST      VALUES      GAINS        COST       VALUE      GAINS
                                           E (000)    E (000)    E (000)      E (000)    E (000)    E (000)
                                          ---------   -------   ----------   ---------   -------   ----------
Securities with fixed maturities........   51,129     52,254      1,125       51,129     55,143      4,014
Other securities........................    3,544      3,544         --        3,540      3,540         --
                                           ------     ------      -----       ------     ------      -----
                                           54,673     55,798      1,125       54,669     58,683      4,014
                                           ======     ======      =====       ======     ======      =====

     Securities with fixed maturities mature within five years.

     The other loans include interest bearing and non-interest bearing loans to employees and third parties.

  (14)  INVENTORIES

     Inventories consist of office supplies and documentation.

  (15)  ACCOUNTS RECEIVABLE

     Amounts shown on the consolidated balance sheets are net of allowance for bad debts of E 96,734 thousand and E 80,364 thousand at December 31, 1999 and 1998, respectively.

     Accounts receivable based on due dates at December 31, are as follows:

                                                                  1999         1998
                                                                 E (000)      E (000)
                                                                ---------    ---------
Due within one year.........................................    1,742,219    1,544,026
Due between one and five years..............................      103,178       28,704
Due in greater than five years..............................           --           --
                                                                ---------    ---------
Total.......................................................    1,845,397    1,572,730
                                                                =========    =========

     License fees having extended payment terms are deferred if such payments are not considered fixed and determinable under SOP 97-2. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements.

     Concentrations of operating risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 10% or more of revenues for fiscal year 1999, 1998 or 1997.

  (16)  OTHER ASSETS

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Other assets................................................    307,911     92,829
-- thereof with a remaining term greater than 1 year........     43,174     49,637

     The increase in other assets is primarily related to the sale of marketable equity securities for which the sales proceeds were received in January 2000. Other assets also include interest receivable for the period, tax refund claims, notes receivable, cash surrender value of insurance policies and rental deposits.

  (17)  LIQUID ASSETS

     Liquid assets at December 31, consists of the following:

                                                               1999      1998
                                                              E (000)   E (000)
                                                              -------   -------
Cash at banks...............................................  195,889   160,190
Time deposits with maturities of 3 months or less at the
  date of acquisition.......................................  513,572   460,666
                                                              -------   -------
CASH AND CASH EQUIVALENTS...................................  709,461   620,856
                                                              -------   -------
Time deposits with maturities greater than 3 months and less
  than 1 year...............................................   60,125    13,571
Time deposits with maturities exceeding 1 year..............   40,691    35,790
                                                              -------   -------
LIQUID ASSETS...............................................  810,277   670,217
                                                              =======   =======

  (18)  PREPAID EXPENSES AND DEFERRED CHARGES

     This balance sheet line item is mainly comprised of prepayments for rental contracts, leases and maintenance contracts.

  (19)  SUBSCRIBED CAPITAL

     At December 31, 1999, issued and outstanding subscribed capital of SAP AG was as follows:

NUMBER AND TYPE OF SHARES                                                         E
-------------------------                                                    -----------
61,000,000   no-par ordinary shares......................................    155,944,024
43,756,114   no-par preference shares....................................    111,860,729
                                                                             -----------
                                                                             267,804,753
                                                                             ===========

     Preference shares rank equally with the ordinary shares with respect to liquidation rights and pre-emptive rights. A holder of preference shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of ordinary shares by an amount equal to E 0.03 per preference share but in no event less than a minimum dividend equal to E 0.03 per preference share. Holders of preference shares have no voting rights except in limited instances. The preference shares are not entitled to a preference in liquidation but rank pari passu with the ordinary shares.

     By resolution of the Annual General Meeting held May 7, 1998, the Executive Board was authorized, subject to the approval of the Supervisory Board, to issue additional no-par bearer preference shares which may be issued through the period ending May 15, 2003. The issuance of all of these additional preference shares would increase capital stock by E 5,113 thousand. The additional shares are subject to the preemptive rights of existing preference shareholders. No such additional preference shares were issued during the fiscal year.

     The subscribed capital increased only to the extent holders exercised their conversion rights under convertible bonds. As conversion rights under the 1994/2004 convertible bond issue were exercised in 1999, E 490 thousand of contingent capital (corresponding to 191,615 no-par preference shares) was converted into capital stock. As a result, contingent capital decreased by E 490 thousand, and totaled E 1,263 thousand on December 31, 1999. Subsequent to the conversion of these bonds, there were 493,886 approved preference shares remaining that had not yet been converted at December 31, 1999. Contingent capital represents share which have been authorized in conjunction with a convertible bond or stock option program which are not yet issued or outstanding.

     Refer to the Consolidated Statements of Changes in Shareholders' Equity in the consolidated financial statements.

  (20)  ADDITIONAL PAID-IN CAPITAL

     The increase of additional paid-in capital of E 6,329 thousand is primarily related to an increase from the exercise of convertible bonds of E 9,307 thousand and a decrease of E 2,978 thousand related to discounts provided to employees under stock purchase programs.

  (21)  SPECIAL RESERVES FOR CAPITAL INVESTMENT SUBSIDIES AND ALLOWANCES

     The consolidated balance sheets include special reserves for capital investment subsidies and allowances pursuant to regional development programs.

  (22)  PENSION LIABILITIES AND SIMILAR OBLIGATIONS

     The accrued pension and other similar obligations at December 31, consist of the following:

                                                                 1999       1998
                                                                -------    -------
                                                                E (000)    E (000)
Domestic pension plans......................................     5,245     11,302
Foreign pension plans.......................................     4,330         --
Other pension plans and similar obligations.................     2,013      3,143
                                                                ------     ------
                                                                11,588     14,445
                                                                ======     ======

     Reserves for pension obligations are established on the basis of benefit plans that promise old age, disability and survivors' benefits. In most cases, the benefit plans are performance-oriented, based on the length of service and compensation of employees.

DOMESTIC PLANS

     The pension plans in Germany are performance-oriented and the related plan assets are held in accordance with the Company's policies by SAP Altersvorsorge e.V., a legally independent relief fund sponsored by SAP AG. Members of the Executive Board are covered by individual, performance-oriented benefit plans, for which reserves have been established. During 1999, the Company implemented a defined contribution plan which replaced the benefits of the existing defined benefit plan for certain eligible employees. In accordance with the provisions of Statement of Financial Accounting Standards No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), this change resulted in net curtailment gain of E 10,763 thousand and a net settlement gain of E 374 thousand.

     The change of the pension obligation and the change in plan assets for the domestic plans are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................     95,641     77,511
Service cost................................................      4,582     11,146
Interest cost...............................................      2,440      5,042
Liability decreased due to curtailment......................    (38,628)        --
Liability decreased due to settlement.......................    (42,176)        --
Actuarial loss..............................................      1,088      2,013
Benefits paid...............................................        (98)       (71)
Payments for settlement of deferred vested employees........       (155)        --
                                                                -------    -------
BENEFIT OBLIGATION AT END OF YEAR...........................     22,694     95,641
                                                                =======    =======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the year..........     54,211     40,525
Actual return on plan assets................................      8,353      3,197
Employer contributions......................................      1,597     12,366
Life/disability insurance premiums and expenses.............       (298)    (1,806)
Benefits paid...............................................        (98)       (71)
Payments for settlement of deferred vested employees........       (155)        --
Assets transferred to defined contribution plan.............    (48,619)        --
                                                                -------    -------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................     14,991     54,211
                                                                =======    =======
Funded status...............................................      7,703     41,430
Unrecognized net actuarial loss.............................     (2,687)   (16,261)
Unrecognized transition asset...............................       (703)   (13,867)
                                                                -------    -------
NET AMOUNT RECOGNIZED.......................................      4,313     11,302
                                                                =======    =======
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability...................................      5,245     11,302
Accumulated other comprehensive income......................       (932)        --
                                                                -------    -------
Net amount recognized.......................................      4,313     11,302
                                                                =======    =======

     The following assumptions were used to develop the changes in pension obligation and the changes in plan assets of the German plans:

                                                                1999    1998    1997
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    6.5     6.0     6.0
Expected return on plan assets..............................    6.5     6.5     6.5
Rate of compensation increase...............................    4.0     4.0     4.0

COMPONENTS OF NET PERIODIC BENEFIT COST

 .
                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                ------     ------     ------
Service cost................................................     4,582     11,146      9,370
Interest cost...............................................     2,440      5,042      4,071
Expected return on plan assets..............................    (2,013)    (3,384)    (2,626)
Net amortization............................................       741      1,329      1,311
                                                                ------     ------     ------
NET PERIODIC BENEFIT COST...................................     5,750     14,133     12,126
                                                                ======     ======     ======

     FOREIGN PLANS

     SAP has non-contributory defined benefit plans for certain of its foreign employees. These plans provide benefits based upon compensation levels, age and years of service.

     The change of the pension obligation and the change in plan assets for the foreign plans are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................    19,422     11,492
Service cost................................................    12,283      6,829
Interest cost...............................................     1,544        831
Actuarial loss..............................................     2,869      1,486
Benefits paid...............................................    (1,956)        --
Foreign currency exchange rate changes......................     4,475     (1,216)
                                                                ------     ------
BENEFIT OBLIGATION AT END OF YEAR...........................    38,637     19,422
                                                                ======     ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............    19,808     10,693
Actual return on plan assets................................     4,533      1,125
Employer contribution.......................................     9,307      9,215
Benefits paid...............................................    (1,956)        --
Foreign currency exchange rate changes......................     3,649     (1,225)
                                                                ------     ------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................    35,341     19,808
                                                                ======     ======
Funded status...............................................     3,296       (386)
Unrecognized net actuarial gain/(loss)......................    (3,335)    (2,982)
                                                                ------     ------
NET AMOUNT RECOGNIZED.......................................       (39)    (3,368)
                                                                ======     ======
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Prepaid benefit cost........................................    (1,688)    (3,368)
Accrued benefit liability...................................     4,330         --
Intangible asset............................................      (677)        --
Accumulated other comprehensive income......................    (2,004)        --
                                                                ------     ------
Net amount recognized.......................................       (39)    (3,368)
                                                                ======     ======

     The following assumptions were used to develop the change in pension obligation and the change in plan assets of the foreign plans:

                                                                1999    1998    1997
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    7.75    6.75    7.0
Expected return on plan assets..............................     8.0     8.0    8.0
Rate of compensation increase...............................     6.0     6.0    6.0

COMPONENTS OF NET PERIODIC BENEFIT COST

                                                                 1999       1998       1997
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Service cost................................................    12,283      6,829      3,566
Interest cost...............................................     1,544        831        712
Expected return on plan assets..............................    (1,766)    (1,013)      (460)
Net amortization and deferral...............................       175         59         30
                                                                ------     ------      -----
NET PERIODIC BENEFIT COST...................................    12,236      6,706      3,848
                                                                ======     ======      =====

  (23)  OTHER RESERVES AND ACCRUED LIABILITIES

                                                                  1999        1998
                                                                 E (000)     E (000)
                                                                ---------    -------
Current and deferred taxes..................................      456,916    221,051
Other reserves and accrued liabilities......................      809,645    478,005
                                                                ---------    -------
                                                                1,266,561    699,056
                                                                =========    =======

     Accrued taxes include current and prior year tax obligations.

     Other reserves and accrued liabilities at December 31, are as follows:

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Obligations to employees....................................    342,525    294,183
STAR program obligations....................................    157,397     16,327
Obligations to suppliers....................................    142,267     88,923
Vacation entitlement........................................     79,479     57,435
Customer claims.............................................     36,393      6,614
Fair value of foreign exchange contracts....................     29,363        111
Warranty and service costs..................................      7,955      3,861
Auditing and reporting costs................................      3,261      1,878
Contribution to employees' accident insurance account.......      2,330      2,784
Other.......................................................      8,675      5,899
                                                                -------    -------
                                                                809,645    478,005
                                                                =======    =======

     Other reserves and accrued liabilities of E 107,376 thousand (E 11,908 thousand in 1998) are due in greater than one year.

     Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service costs accruals represent estimated future warranty obligations and other minor routine items provided under maintenance.

STOCK APPRECIATION RIGHTS PLAN

     In 1998, the Company implemented a stock appreciation rights ("1998 STAR") plan. Under the 1998 STAR plan, eligible employees were entitled to receive cash equal to a portion of the appreciation in SAP AG preference shares during the measurement period, approximately one year. The grant price of the 1998 plan was DM 785 (E 401), the end price was DM 659 (E 337). Accordingly no payments were made with respect to the 1998 STARs.

     In May 1999, the Company granted stock appreciation rights ("1999 STAR") to eligible employees. Amounts to be paid are based upon the appreciation in SAP AG preference shares during the measurement period, approximately 9 months. The grant price was set at E 337. The end price for the 1999 Plan of E 822, was the average mid-session auction price of a preference share over the 20 business days immediately following the announcement of the SAP's preliminary 1999 full year earnings on January 24, 2000. As a result, each STAR has a value of E 485. Although the ultimate payout will depend upon forfeitures, management estimates additional expenses in 2000 ranging from E 460 million to E 500 million with slightly over 50% of such expenses recorded in the first quarter of 2000. Payments under the STAR plan will be made in three equal installments (July 2000, January 2001 and July 2001) provided that, subject to certain exceptions, the eligible employee continues to be actively employed on the payment dates. Compensation expenses related to STARs are recorded based upon the appreciation of the STAR's market price over the vesting period (May 1999 -- July 2001) after consideration of estimated forfeitures. Due to the reversal of E 16,327 thousand accrual for the 1998 STAR program, as well as the impact of currency exchange rates, the 1999 accrual exceeds the 1999 expense for this program. See note 5.

LONG TERM INCENTIVE PLAN

     On January 18, 2000, the Company's shareholders approved the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan). The LTI 2000 Plan is a stock based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a E 3 nominal value may be converted into one Preference Share over a maximum of 10 years subject to certain vesting requirements. The conversion price is equal to the market price of a Preference Share as quoted on the XETRA trading system the day immediately preceding the granting. Each stock option may be exercised in exchange for one Preference share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the preference share price appreciation versus the appreciation of the Goldman Sachs Technology Software Index from the day immediately preceding granting to the date being measured. In addition, the shareholders authorized the Company to issue a maximum of 6,250,000 additional Preference Shares (contingent capital) to satisfy shares needed in conjunction with the LTI 2000 Plan. Subject to certain regulations, the Company may also acquire shares from the market to satisfy obligations under the LTI 2000 Plan.

  (24)  BONDS

     This item comprises the outstanding portion of the SAP AG 6% 1994/2004 convertible bond issue, which amounts to E 1,263 thousand (E 1,752 thousand as of December 31, 1998). The 1994/2004 convertible bond issue is comprised of 4,000,000 registered convertible bonds with a value of DM 5 each. These convertible bonds carry a right, which can be exercised on June 30, July 31, August 31, September 30, October 31, or November 30 of any year up until June 30, 2004, to convert to preference shares. The exercise of remaining conversion rights would result in the issuance of 493,886 no-par preference shares.

  (25)  OTHER LIABILITIES

     Other liabilities based on due dates at December 31, are as follows:

                                                           TERM
                                           TERM LESS     BETWEEN 1     TERM MORE     BALANCE ON   BALANCE ON
                                          THAN 1 YEAR   AND 5 YEARS   THAN 5 YEARS   12/31/1999   12/31/1998
                                            E (000)       E (000)       E (000)       E (000)      E (000)
                                          -----------   -----------   ------------   ----------   ----------
Bank loans and overdrafts...............      24,600      31,637             13         56,250      120,994
Advance payments received...............      63,626       2,687             --         66,313       78,386
Accounts payable........................     300,799          33             --        300,832      230,174
Payables due to unconsolidated
  affiliates............................       2,769          --             --          2,769        4,319
Taxes...................................     137,902          --             --        137,902       92,906
Social security.........................      38,762          --             --         38,762       30,151
Other liabilities.......................      51,849          36         14,522         66,407       40,872
                                           ---------      ------         ------      ---------    ---------
                                             620,307      34,393         14,535        669,235      597,802
                                           =========      ======         ======      =========    =========

     The liabilities are unsecured, excluding retention of title and similar rights customary in the industry. The bank loans and overdrafts relate primarily to loans taken out in Japan due to the low interest rates prevailing in that country (E 39,996 thousand).

     In 1998, liabilities with a remaining term not exceeding one year amounted to E 560,573 thousand and those with a remaining term exceeding five years amounted to E 12,520 thousand.

  (26)  DEFERRED INCOME

     Deferred income consists mainly of deferred software license revenues. Such amounts will reverse as software, maintenance or service revenue depending upon the reasons for the deferral.

D.  INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     See the reconciliation from cash and cash equivalents to liquid assets in note 17.

  (27)  NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities increased in 1999 and 1998 due to an increase in the Company's net income. The 1999 net cash increase was lowered by an increase in other assets, which primarily resulted from the sale of marketable equity securities for which the sales proceeds were received in January 2000.

     Interest payments in 1999, 1998 and 1997 were E 3,511 thousand, E 3,122 thousand and E 1,944 thousand, respectively. Income taxes paid in fiscal 1999, 1998 and 1997, net of refunds were E 419,471 thousand, E 450,575 thousand and E 286,694 thousand, respectively.

  (28)  NET CASH USED BY INVESTING ACTIVITIES

     In 1998 net cash used by investing activities decreased as a result of a decrease in liquid assets with maturities greater than 90 days. This was not the case in 1999. Furthermore in 1999 financial assets increased mainly as a result of SAP's venture capital activities. This resulted in net cash used by investing activities being higher in 1999 than in 1998. In all years shown, cash provided by operating activities was sufficient to fund the Company's investing activities.

  (29)  NET CASH USED FOR FINANCING ACTIVITIES

     Financing activities used cash primarily for payments of dividends for the prior year. Net cash used for financing activities was higher in 1999 than in 1998 as the total dividends paid in 1999 for 1998 were higher than the dividends paid in 1998 for 1997.

E.  ADDITIONAL INFORMATION

  (30)  CONTINGENT LIABILITIES

                                                                 1999       1998
                                                                E (000)    E (000)
                                                                -------    -------
Notes receivable sold.......................................          9         21
Guarantees and endorsements.................................      2,331      1,542
Guarantees for unused lines of credit and other
  commitments...............................................    278,066    223,705
Liabilities from the extension of collateral securities for
  other.....................................................     27,253     28,243
                                                                -------    -------
                                                                307,659    253,510
                                                                =======    =======

     Contingent liabilities listed above have not been accrued because the associated risk of loss is not probable.

  (31)  OTHER FINANCIAL COMMITMENTS

     Other financial commitments amounted to E 562,721 thousand and E 442,469 thousand as of December 31, 1999 and 1998, respectively, and are comprised of commitments under rental and operating leases of E 488,814 thousand and E 356,541 thousand as of December 31, 1999 and 1998, respectively, and purchase commitments of E 73,907 thousand and E 85,928 thousand as of December 31, 1999 and 1998, respectively.

     Commitments under rental and operating leasing contracts as of December 31, 1999:

                                                                E (000)
                                                                -------
Due 2000....................................................    148,346
Due 2001....................................................    113,912
Due 2002....................................................     66,864
Due 2003....................................................     41,581
Due 2004....................................................     33,189
Due thereafter..............................................     84,922

     Rent expense was E 182,064 thousand, E 143,271 thousand and E 103,315 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

  (32)  LITIGATION AND CLAIMS

     The bankruptcy trustee of the U.S. company FoxMeyer Corp. ("FoxMeyer") has instituted legal proceedings against SAP America, Inc., the American subsidiary of SAP AG, and SAP AG, claiming damages in an amount in excess of $500 million, punitive damages and other relief. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. FoxMeyer's bankruptcy trustee has alleged that SAP America, Inc. and SAP AG made false assurances concerning the functionality of the R/3 System software. A motion to dismiss brought by SAP AG and SAP America, Inc., was ruled by the court on September 13, 1999, dismissing five of the trustees counts against SAP America and one of the trustee's counts against SAP AG. The discovery phase of the litigation is now proceeding. While the ultimate outcome of this matter cannot be determined presently with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its results of operations, financial condition or cash flows.

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

  (33)  FINANCIAL INSTRUMENTS

     Fair Value of Financial Instruments

     The Company utilizes various types of financial instruments in the ordinary course of business. The market values of these financial instruments are determined as follows:

     -- Marketable debt and equity securities: The fair values of marketable debt and equity securities, are based upon available quoted market prices on December 31.

     -- Other loans, bank loans and overdrafts: The fair values of other loans, bank loans and overdrafts approximate their carrying values.

     -- Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date

                                                                     AT DECEMBER 31,
                                                     ------------------------------------------------
                                                              1999                      1998
                                                     ----------------------    ----------------------
                                                     CARRYING                  CARRYING
                                                      VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                     E (000)      E (000)      E (000)      E (000)
                                                     --------    ----------    --------    ----------
Equity securities................................    524,530      524,530       87,223       87,223
Debt securities..................................     55,798       55,798       58,683       58,683
Other loans......................................     22,171       22,171       18,482       18,482
Bank loans and overdrafts........................     56,250       56,250      120,994      120,994
DERIVATIVE FINANCIAL INSTRUMENTS
Forward exchange contracts.......................    (29,355)     (29,355)         310          310
Equity Swap......................................      5,070        5,070           --           --
                                                     -------      -------      -------      -------
Total............................................    634,464      634,464      285,692      285,692
                                                     =======      =======      =======      =======

     Detailed information about the fair value of the Company's financial instruments is included in note 13.

     Derivative Financial Instruments

     As an internationally active enterprise, the Company is subject to risks from interest-rate and currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company has established internal guidelines that govern the use of derivative financial instruments.

     The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions.

     Foreign Exchange Risk Management

     Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of the Company is Euro, SAP AG's anticipated cash flows are subjected to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG also exposes the Company to foreign exchange risk.

     The Company enters into derivative instruments, primarily foreign exchange forward contracts, to protect all or a portion of anticipated cash flows from foreign subsidiaries. Specifically, these foreign exchange contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Australia and Canada. The Company uses foreign exchange forwards that generally have maturities of six months or less, which are usually rolled over to provide continuing coverage until the applicable royalties are received.

     Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the next twelve months from the purchase date of the derivative instrument. However, management extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies. Management believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.

     Foreign exchange contracts are recorded at fair value in the consolidated balance sheets. Gains or losses on derivatives hedging anticipated cash flows are included in accumulated other comprehensive income, net of tax. When intercompany accounts receivables resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to other non-operating income/expense. Going forward, any additional gains or losses relating to that derivative are posted to other non-operating income/expense until the position is closed or the derivative expires.

     At December 31, 1999, approximately E 13.5 million of losses net of tax were deferred on foreign exchange contracts, of which E 13.0 are expected to be recognized into income within the next 12 months. During 1999 E 47.0 million of net losses were reclassified into earnings of which E 15.0 million was reclassified due to ineffectiveness when it became probable that the originally forecasted transactions would not occur in the period of time designated.

     Equity Derivative

     In conjunction with the 1999 sale of a certain equity security which resulted in substantial finance income, the Company entered into an equity swap whereby the Company receives or pays money to the extent the value of the underlying share price increases or decreases compared to the value of such shares at the inception of the swap. Amounts are received or paid monthly until the earlier of the expiration of the swap in 2000 or termination. At any time during the life of the derivative, both the Company and the counterparty may terminate the equity swap at fair value. The equity swap is recorded at fair value in the consolidated balance sheets. Gains or losses are based on changes in the fair market value and are immediately recognized in non-operating income.

     The notional values and fair values of the derivative financial instruments as of December 31, are as follows:

                                                              1999                      1998
                                                     ----------------------    ----------------------
                                                     NOTIONAL                  NOTIONAL
                                                      VALUE      FAIR VALUE     VALUE      FAIR VALUE
FOREIGN EXCHANGE DERIVATIVES                         E (000)      E (000)      E (000)      E (000)
----------------------------                         --------    ----------    --------    ----------
Forward exchange contracts
  Gains..........................................      4,978            8      227,519         421
  Losses.........................................    476,752      (29,363)      86,611        (111)
                                                     -------      -------      -------        ----
                                                     481,730      (29,355)     314,130         310
                                                     =======      =======      =======        ====
Equity swap
  Gains..........................................     69,030        5,070           --          --

  (34)  SEGMENT INFORMATION

     SAP discloses segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131"). SFAS 131 presents standards for reporting information about operating segments as well as for related disclosures about products and services and geographic areas.

     SFAS 131 generally requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. Through 1998, SAP did not have a structure of operational segments for which separate financial data was available. In 1999, SAP adopted the cost of sales-format for its consolidated income statements and changed the accounting principles under which its consolidated financial statements are prepared from German GAAP to U.S. GAAP. These changes also resulted in a major change in the Company's internal reporting. The Company now prepares its internal use financial data based upon its major line of business operating segments; however, such line of business information has only been prepared as far as it was necessary for consolidated income statement purposes. It would therefore be impracticable to disclose operating segment data for the fiscal years 1998 and 1997.

     SAP is organized by line of business and geographically. Furthermore, certain subsets of the Company are organized by industry segments. The Company's internal reporting system produces reports in which business activities are presented in a variety of different ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary. Therefore, in accordance with SFAS 131, the line of business structure is regarded as constituting the operating segments.

     SAP has three line of business operating segments: "Product", "Consulting" and "Training". The Product segment is primarily engaged in the marketing and licensing of the Company's software products and in the performance of maintenance services that include technical support for the Company's products, assistance in resolving problems, the provision of user documentation, updates for software products, and new releases, versions and correction levels. The Consulting segment assists customers in the implementation of SAP software products. It furthermore supports the customer in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup. The Training segment provides training services on the use of SAP software products and related topics.

     Accounting policies for each of the line of businesses are the same as those described in the summary of significant accounting policies as disclosed in note 3 except for differences in the currency translation that results in minor differences between the figures reported internally and the respective figures of the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices.

                                                                    1999
                                            ----------------------------------------------------
                                             PRODUCT      CONSULTING     TRAINING       TOTAL
                                             E (000)       E (000)       E (000)       E (000)
                                            ----------    ----------    ----------    ----------
External revenue..........................   3,091,511     1,514,030       453,758     5,059,299
Internal revenue..........................      68,253       276,905        60,007       405,165
                                            ----------    ----------    ----------    ----------
TOTAL REVENUE.............................   3,159,764     1,790,935       513,765     5,464,464
                                            ----------    ----------    ----------    ----------
Segment expenses..........................  (1,477,462)   (1,527,995)     (334,871)   (3,340,328)
                                            ----------    ----------    ----------    ----------
SEGMENT CONTRIBUTION......................   1,682,302       262,940       178,894     2,124,136
                                            ==========    ==========    ==========    ==========
SEGMENT PROFITABILITY.....................       53.2%         14.7%         34.8%

     Revenues

     The reported external revenue figures for the operating segments differ from the respective figures disclosed in the consolidated income statements as internally revenues are generally allocated to the segment that is responsible for the related project while the figures reported in the consolidated income statements reflect the kind of transaction regardless of the segment it was provided by. Internal revenues comprise revenues from transactions with other parts of the Company.

     The following table represents a reconciliation from the total of the segments' revenues to the total consolidated revenues as reported in the consolidated income statements:

                                                                  1999
                                                                 E (000)
                                                                ---------
Total revenue for reportable segments.......................    5,464,464
Elimination of internal revenues............................     (405,165)
Other external revenues.....................................       62,298
Other differences...........................................      (11,385)
                                                                ---------
Total consolidated revenues.................................    5,110,213
                                                                =========

     Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

     Segment Contribution

     The segment contributions reported reflect only expenses that are allocated to the segments. They do not represent the actual margins for the operating segments since general and administrative, development and other expenses are not allocated to the segments. Interest revenues and expenses are not included in segment contributions. Depreciation, depletion and amortization expenses are mainly charged to the segments indirectly as part of cost allocations. They are therefore not identified separately on the segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

     The following table represents a reconciliation from the total of the segment contribution to the income before income taxes as reported on the face of the consolidated income statements:

                                                                   1999
                                                                 E (000)
                                                                ----------
Total contribution for reportable segments..................     2,124,137
Contribution from activities outside the reportable
  segments..................................................    (1,181,841)
STAR expenses...............................................      (140,324)
Other differences...........................................        (5,792)
                                                                ----------
Operating income............................................       796,180
                                                                ==========
Other non-operating income/expenses, net....................       (51,008)
Finance income, net.........................................       235,175
                                                                ----------
Income before income taxes..................................       980,347
                                                                ==========

     The contribution from activities outside the reportable segments mainly comprises research and development, general and administrative and other corporate expenses that are not allocated to the operating segments. Other differences primarily comprise currency translation differences.

     Segment Profitability

     A segment's profitability is calculated as the ratio of the segment's contribution to the segment's total revenues.

     Segment Assets

     The Company does not track assets or capital expenditures by operating segments. It would therefore be impractical to show assets, capital expenditures or related data by operating segments.

     Geographic Information

     The following table presents a summary of operations by geographic region. The Company did not prepare geographic information on a U.S. GAAP basis for 1997. The following amounts are based upon consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

                                                                                 INCOME BEFORE
                             SALES BY DESTINATION     SALES BY OPERATION         INCOME TAXES            TOTAL ASSETS
                             ---------------------   ---------------------   ---------------------   ---------------------
                               1999        1998        1999        1998        1999        1998        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)     E (000)     E (000)
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Germany....................  1,067,266     797,883   1,154,288     882,387     454,746     448,948   1,525,095   1,078,513
Rest of EMEA(1)............  1,407,437   1,138,714   1,347,150   1,058,877     199,968     174,694     997,172     820,359
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............  2,474,703   1,936,597   2,501,438   1,941,264     654,714     623,642   2,522,267   1,898,872
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
United States..............  1,638,277   1,564,320   1,630,094   1,570,541     234,974     257,866   1,634,374   1,002,311
Rest of Americas...........    507,528     437,602     506,255     437,230      75,657      58,334     333,556     223,737
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total Americas...........  2,145,805   2,001,922   2,136,349   2,007,771     310,631     316,200   1,967,930   1,226,048
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Asia-Pacific.............    489,705     377,095     472,426     366,579      15,002      (7,890)    336,692     321,015
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total....................  5,110,213   4,315,614   5,110,213   4,315,614     980,347     931,952   4,826,889   3,445,935
                             =========   =========   =========   =========   =========   =========   =========   =========

---------------
(1) Europe/Middle East/Africa

                              PROPERTY, PLANT AND                                                          EMPLOYEES
                                   EQUIPMENT         CAPITAL EXPENDITURES        DEPRECIATION         AS OF DECEMBER 31,
                             ---------------------   ---------------------   ---------------------   ---------------------
                               1999        1998        1999        1998        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)      1999        1998
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Germany....................    433,059     345,160     156,160     162,766      67,226      61,174       8,912       7,679
Rest of EMEA(1)............    137,337     130,442      35,075      57,346      29,695      24,164       4,162       3,281
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............    570,396     475,602     191,235     220,112      96,921      85,338      13,074      10,960
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
United States..............    177,433     130,866      43,690      90,128      16,994      13,899       4,408       4,463
Rest of Americas...........     16,586      15,624       8,286       9,149       7,598       7,892       1,597       1,521
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total Americas...........    194,019     146,490      51,976      99,277      24,592      21,791       6,005       5,984
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Asia-Pacific.............     29,861      23,320      16,099      12,023      13,311       9,960       2,620       2,364
                             ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Total....................    794,276     645,412     259,310     331,412     134,824     117,089      21,699      19,308
                             =========   =========   =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

     Germany incurs all research and development as SAP AG has title to all internally developed software. Approximately 73% of the research and development personnel are located in Germany, 6% in the rest of EMEA, 13% in the United States and 8% in the Asia-Pacific region.

     In 1998, the Company allocated total sales revenues by industry sectors for the first time. The six major groups of industry sectors generated the following total sales revenues for the year ended:

                                                                  1999         1998
                                                                 E (000)      E (000)
                                                                ---------    ---------
Process industries..........................................    1,082,198      974,219
Discrete manufacturing......................................    1,506,534    1,159,823
Fast-moving consumer goods..................................      770,309      649,569
Utilities and communication.................................      605,609      452,143
Financial services and service providers....................      831,031      826,657
Public sector...............................................      314,532      253,203
                                                                ---------    ---------
Total sales revenue.........................................    5,110,213    4,315,614
                                                                =========    =========

     The following table represents software revenue by type for the year ended December 31, 1999:

                                                                  1999
                                                                 E (000)
                                                                ---------
R/3.........................................................    1,616,179
mySAP.com...................................................      128,792
New Dimension...............................................      187,420
                                                                ---------
Total.......................................................    1,932,391
                                                                =========

  (35)  BOARD OF DIRECTORS

     Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 5, 2000, the total annual remuneration of the Supervisory Board for the year ended December 31, 1999, will amount to E 560 thousand. The total annual remuneration of the Executive Board for the year ended December 31, 1999 was E 5,529 thousand. Additionally, the Executive Board received E 3,351 thousand related to the STAR program. As of December 31, 1999 and 1998, the Company did not provide any loans, warranties or guaranties to the Executive Board. The pension accrual as of December 31, 1999, for former Executive Board members was E 1,263 thousand.

     The members of the Supervisory Board and Executive Board of SAP AG are listed on pages F-37 and F-43.

  (36)  MAJOR DIFFERENCES BETWEEN GERMAN AND U.S. ACCOUNTING PRINCIPLES

INTRODUCTION

     Being a holding corporation that owns the majority of voting rights in other enterprises, SAP AG is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code ("Handelsgesetzbuch -- HGB"). Section 292a HGB offers however an exemption from this obligation if consolidated financial statements are prepared and published that are in accordance with an internationally accepted accounting principle (U.S. GAAP or IAS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

FUNDAMENTAL DIFFERENCES

     German HGB accounting rules and U.S. GAAP are based on fundamentally different perspectives. While accounting under the German HGB emphasizes the principle of caution and creditor protection, the availability of relevant information for shareholder decision-making is the chief objective of U.S. GAAP. The comparability of the financial statements -- both from year to year and from company to company -- and the determination of performance on an accrual basis therefore rank higher under U.S. GAAP than under HGB.

REVENUE RECOGNITION

     Under German HGB, payment terms generally have no impact on revenue recognition. Under the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

     Generally, software maintenance agreements are concluded in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German HGB, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore the relative fair market value of nonstandard maintenance arrangements including free service periods reduce the related software license revenue and are recognized as maintenance revenue when such services are provided in subsequent periods.

PENSION BENEFITS

     Until 1997, reserves for pension obligations in Germany were determined by the ongoing-concern method applying an interest rate of 6% per annum, in accordance with German tax law. In 1998 the Company adopted the Projected Unit Credit Method, which is required under U.S. GAAP and permitted under German tax law. In contrast to the ongoing-concern method, the Projected Unit Credit Method makes allowance for projected compensation and pension increases and is based on actual rates of interest derived from the long-term borrowing rates in the countries concerned.

IN-PROCESS RESEARCH AND DEVELOPMENT

     Under German GAAP, the in-process research and development costs of companies acquired are not identified separately. Under U.S. GAAP, these costs are separately determined at the time of acquisition and charged to expense.

DEFERRED TAXES

     Under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

STOCK APPRECIATION RIGHTS PROGRAM ("STAR")

     The STAR program rewards selected employees based on the appreciation of SAP's preference share price over a predetermined period of time, the nine month period between May 1999 through February 2000, for the 1999 STAR program. The compensation arising from this measurement period is paid to participants in three installments. Under German GAAP, the total expense is recognized in 1999 as the STAR program was established as a 1999 compensation program. In addition, the accrual is based on the SAP Preference Share appreciation through the last date available before the preparation of the financial statements is finished. Under U.S. GAAP, the expense is recognized over a period beginning with the start of the STAR program in May 1999 and ending with the payment of the last installment in the middle of 2001. In addition, the accrual is based on the SAP preference share appreciation through December 31, 1999. Since the preference share price increased significantly after December 31, 1999, the accrual was larger under German GAAP.

MARKETABLE SECURITIES

     Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available-for-sale or held to maturity. The Company's securities are considered to be available-for-sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of deferred tax in other comprehensive income.

DERIVATIVES

     Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized, unrealized losses are accrued. Under SFAS 133 (which SAP implemented in 1999), derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

EMPLOYEE DISCOUNTED STOCK PURCHASE PROGRAM

     Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, all discounts provided under these programs are expensed whereas under U.S. GAAP, certain discounts provided are recorded as a direct reduction in additional paid-in capital.

EXECUTIVE BOARD                        Membership of supervisory boards and other comparable
                                       governing bodies of enterprises in Germany and other
                                       countries on December 31, 1999
---------------------------------------------------------------------------------------------------
PROF. DR. H.C. HASSO PLATTNER          Management Board, SAP (Schweiz) AG Systeme, Anwendungen
Schriesheim-Altenbach                  Produkte der Datenverarbeitung, Biel, Switzerland
Co-Chairman and CEO mySAP.com
Internet strategy, industry solution
development, basis technology,
marketing, corporate communications

PROF. DR. HENNING KAGERMANN            Supervisory Board, DaimlerChrysler Services (debis) AG,
Hockenheim                             Berlin Supervisory Board, IDS Scheer AG, Saarbrucken
Co-Chairman and CEO                    Supervisory Board, Municher Ruckversicherungs-Gesellschaft
Sales, distribution, consulting, and   AG, Munich
global customer relations, industry    Supervisory Board, SAP Solutions GmbH, Freiberg a. N.
solutions, strategic development
projects, finance and administration

PROF. DR. CLAUS E. HEINRICH            Supervisory Board, SVC AG Schmidt Vogel Consulting,
Walldorf                               Bielefeld
Development of industry solutions,
development SAP R/3 product, supply
chain management, human resources

GERHARD OSWALD                         Supervisory Board, SAP Systems Integration GmbH, Alsbach-
Wiesloch                               Hahnlein
SAP R/3 corporate services,
IT infrastructure

DR. PETER ZENCKE                       Supervisory Board, iXOS AG, Grasbrunn Supervisory Board,
Gorxheimertal                          Pixelpark AG, Berlin
Development of industry solutions,
customer relationship management,
e-business, coordination of global
research

EXTENDED MANAGEMENT BOARD
----------------------------------------------------------------------------------------------------
KARL-HEINZ HESS
Stutensee
Basis and mySAP.com development

DIETER MATHEIS
Muhlhausen
Chief Financial Officer

KEVIN S. MCKAY
Doylestown, PA, United States
SAP America, Inc. (CEO) Americas

LEO APOTHEKER
Fourqueux, France
Southwest Europe as of July 22, 1999

LES HAYMAN
Singapore
Asia-Pacific as of July 22, 1999

SUPERVISORY BOARD                        Membership of other supervisory boards and comparable
                                         governing bodies of enterprises in Germany and other
                                         countries on December 31, 1999
---------------------------------------------------------------------------------------------------
DIETMAR HOPP                             Supervisory Board, SAP Solutions GmbH, Freiberg a.N.
Walldorf
Chairperson

HELGA CLASSEN(*)
St. Leon-Rot
Service manager Deputy Chairperson

WILLI BURBACH(*)
Ratingen
Developer

DR. WILHELM HAARMANN                     Supervisory Board, iXOS AG, Grasbrunn
Kronberg/Taunus                          Supervisory Board, Haussler AG, Stuttgart
RA WP StB Haarmann, Hemmelrath &         Management Board, R. Oldenbourg GmbH & Co. KG, Munich
Partner                                  Supervisory Board, Immobilien- und Baumanagement der
Frankfurt am Main                        Bankgesellschaft Berlin GmbH, Berlin

BERNHARD KOLLER(*)
Walldorf
Development leader
Remote Services

KLAUS-DIETER LAIDIG                      Supervisory Board, Heiler Software AG, Stuttgart
Boblingen                                Supervisory Board, Henninger-Brau AG, Frankfurt
Business consultant                      Supervisory Board, Varetis AG, Munich Board of Directors,
Laidig Business Consulting GmbH          Agile Software Corporation, San Jose, CA, United States
                                         Board of Directors, Latitude Communications, Santa Clara,
                                         CA, United States
DR. GERHARD MAIER(*)
Wiesloch
Development manager
HARTMUT MEHDORN                          Supervisory Board, Lufthansa Technik AG, Hamburg
Heidelberg                               Supervisory Board, DB Station & Service AG, Berlin
Chairman of the Executive Board          Supervisory Board, DB Reise & Touristik AG, Berlin
Deutsche Bahn AG, Berlin                 Supervisory Board, DB Regio AG, Berlin Supervisory Board,
                                         DB Cargo AG, Berlin
                                         Supervisory Board, DB Netz AG, Berlin
DR. BARBARA SCHENNERLEIN(*)
Dresden
Consultant

ALFRED SIMON(*)
Malsch
Documentation shipping associate

DR. DIETER SPORI                         Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn
Backnang
Head of Corporate Representation
Federal
Affairs, DaimlerChrysler
AG, Berlin

DR. H.C. KLAUS TSCHIRA                   Supervisory Board, Lion bioscience AG, Heidelberg
Heidelberg
Managing director, Klaus Tschira
Foundation

---------------
(*)  elected by the employees

                     INVESTMENTS OF SAP AKTIENGESELLSCHAFT
                                AND THE COMPANY

     As of December 31, 1999, figures in E (000), except for % and employee information

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
I.  AFFILIATED COMPANIES
GERMANY
SAP Retail Solutions GmbH & Co.,
  St. Ingbert (4)..........................     100         79,807      16,150         24,916            570
SAP Systems Integration GmbH, Alsbach-
  Hahnlein.................................      60         63,584       5,670         18,809            347
SAP Solutions GmbH Systeme, Anwendungen,
  Produkte in der Datenverarbeitung,
  Freiberg a.N.............................      90         35,269       7,169          2,363            226
Steeb Anwendungssysteme GmbH, Abstatt......     100         28,869       1,907          6,526            158
SAP CRM Consulting GmbH & Co. KG,
  Mannheim.................................     100         21,658       2,220          3,473            208
SAP Learning Solutions GmbH, Immenstaad....      85          3,584         404          1,373             16
e-SAP.de GmbH & Co. KG, Walldorf(3)........     100            925        (468)         1,631             33
DACOS Software Holding GmbH, St. Ingbert...     100             --       3,339          8,617             --
SAP Retail Solutions
  Beteiligungsgesellschaft mbH, Walldorf...     100             --           5             30             --
e-SAP.de Beteiligungs GmbH, Walldorf(3)....     100             --          --             25             --
SAP CRM Consulting Beteiligungsgesellschaft
  mbH, Mannheim(3).........................     100             --          (1)            24             --
REST OF EUROPE, MIDDLE EAST AND AFRICA
SAP (UK) Limited, Feltham/UK...............     100        248,534      (2,007)        64,669            560
SAP France Systemes Applications et
  Progiciels S.A., Paris/France............     100        203,559      13,618         31,368            522
SAP (Schweiz) AG Systeme, Anwendungen und
  Produkte der Datenverabeitung, Biel/
  Switzerland..............................     100        176,667      34,462        103,578            315
S.A.P. Italia Sistemi Applicazioni Prodotti
  in Data Processing S.p.A., Milan/Italy...     100        109,915      14,296         31,034            248
SAP Nederland B.V., 's Hertogenbosch/The
  Netherlands..............................     100        106,401      16,611         36,013            318
SAP Osterreich, GmbH, Vienna/Austria.......     100         74,296       8,612         26,411            218
SAP ESPANA Y PORTUGAL SISTEMAS APLICACIONES
  Y PRODUCTOS
EN LA INFORMATICA, S.A., Madrid/Spain......     100         67,843       6,478         17,851            184
NV SAP BELGIUM SA, Brussels/Belgium........     100         67,365       9,790         21,188            165
SAP Svenska Aktiebolag, Stockholm/Sweden...     100         52,772       4,551         14,403            183
SYSTEMS APPLICATIONS PRODUCTS (SOUTHERN
  AFRICA) (PTY) LTD, Woodmead/South
  Africa...................................     100         44,486       1,492         11,037            293
SAP Danmark A/S, Brondby/Denmark...........     100         44,278       7,893         13,231            180
SAP Finland Oy, Espoo/Finland(3)...........     100         34,492       4,022         13,993            102
SAP Portugal Sistemas, Aplicacoes e
  Productos Informaticos, Sociedade
  Unipessoal, Lda. Paco
  d'Arcos/Portugal(3)......................     100         33,885       4,415         12,536             87

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
SAP CR, spol. s.r.o., Prague/Czech
  Republic.................................     100         32,160       2,156         10,138            141
SAP Norge AS, Lysaker/Norway(3)............     100         25,805      (3,647)         8,528             88
SAP Polska Sp. z.o.o., Warsaw/Poland.......     100         23,451         173          6,289            121
SAP Hungary Rendszerek, Alkalmazasok es
  Termekek az Adatfeldolgozasban
  Informatikai Kft., Budapest/Hungary......     100         13,149         588          5,043             86
SAP Slovensko s.r.o.,
  Bratislava/Slovakia......................     100          9,189         673            934             42
SAP Consult C.I.S., Moscow/Russia..........     100          8,707       1,347          1,778             85
SAP Retail Solutions Nederland B.V., 's
  Hertogenbosch/The Netherlands(4).........     100          6,792          26            227             --
SAP Service and Support Centre (Ireland)
  Limited, Dublin/Ireland..................     100          5,824       1,818          3,608             99
SAP-OFEK Ltd., Industrial Area Herzliya/
  Israel(3)................................      58          4,250         810          1,974             47
SAP Labs France S.A., Paris/France.........     100          2,409         266          2,043             17
CADRA S.A., Chazay
  D'Azergues/France(3),(4).................     100          2,268         192          1,784             55
SAP Ireland Ltd., Dublin/Ireland...........     100             --         811         26,607              6

AMERICAS
SAP America, Inc., Newtown Square/USA......     100      1,617,889      87,787        528,637          3,584
SAP Canada Inc., North York/Canada.........     100        187,065      16,545         43,041            469
SAP BRASIL LTDA., Sao Paulo/Brazil.........     100        137,104       8,385         20,714            505
SAP Labs, Inc. , Palo Alto,CA/USA(4).......     100        125,045       4,736         12,713            490
SAP MEXICO S.A. DE C.V., Mexico City/
  Mexico...................................     100         91,888      11,724         31,373            255
SAP Public Sector and Education, Inc.,
  Washington D.C./USA(4)...................     100         88,370     (19,917)       (26,772)           233
SAP ARGENTINA S.A., Buenos Aires/
  Argentina................................     100         52,655       5,903         21,889            184
SAP Andina y del Caribe S.A., Caracas/
  Venezuela................................     100         50,544       5,697          8,935            184
Campbell Software Inc.,
  Chicago/USA(3),(4).......................     100         13,359         668          4,408             58
SAP International, Inc., Miami,
  FL/USA(4)................................     100         11,493      (1,086)        (2,013)            43
SAP Investment Inc., Wilmington,
  DE/USA(4)................................     100             --      71,279        388,705             --

ASIA-PACIFIC
SAP Japan Co., Ltd., Tokyo/Japan...........     100        184,994       7,994          2,455            999
SAP AUSTRALIA PTY LTD, Sydney/ Australia...     100        152,582       3,389         20,221            367
SAP Asia Pte. Ltd., Singapore..............     100         61,969       2,360         13,761            268
SAP India Systems, Applications and
  Products in Data Processing Private
  Limited, Bangalore/India(4)..............     100         31,766       2,950         10,240            106
SAP Taiwan Co. Ltd., Taipei/Taiwan.........     100         21,220       4,791         11,173             86
SAP Korea Limited, Seoul/Korea.............     100         19,265         884         10,034            121
SAP Malaysia Sdn. Bhd., Kuala Lumpur/
  Malaysia.................................     100         18,834       1,317          4,895             69
SAP (Beijing) Software System Co., Ltd.,
  Beijing/China............................     100         18,177       1,028          4,102            182
SAP New Zealand Limited, Auckland/New
  Zealand..................................     100         12,819         119          6,551             43

                                                                                                     NUMBER OF
                                                                     NET INCOME/                     EMPLOYEES
                                             OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
                                                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
                                             ---------   ---------   -----------   -------------   -------------
SAP HONG KONG CO. LIMITED, Taikoo
  Shing/Hong Kong..........................     100         12,148       1,393          6,367             56
SAP Philippines, Inc., Makati
  City/Philippines.........................     100          7,566         598          1,873             39
SAP SYSTEMS, APPLICATIONS AND PRODUCTS
IN DATA PROCESSING (THAILAND) LTD.,
  Bangkok/Thailand.........................     100          7,347          30          3,682             48
SAP Labs India Pvt. Ltd. Bangalore/India...     100          6,694          (5)         3,256            224
PT SAP Asia, Jakarta/Indonesia.............     100          2,027         219           (434)            12
SAP India (Holding) Pte. Ltd., Singapore...     100             --         (14)           406             --

---------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these Companies included in the consolidated financial statements.

(2) As of December 31, 1999, including managing directors.

(3) Consolidated for the first time in 1999.

(4) Represents a wholly owned entity of a subsidiary.

                                                                                                 NUMBER OF
                                                                 NET INCOME/                     EMPLOYEES
                                         OWNERSHIP                (LOSS)(1)       EQUITY           AS OF
NAME AND LOCATION OF COMPANY                 %        REVENUE     FOR 1999     12/31/1999(1)   12/31/1999(2)
----------------------------             ---------   ---------   -----------   -------------   -------------
II.  OTHER ASSOCIATED COMPANIES
SRS AG, Dresden/Germany................    50.0         53,274       5,893          9,956            410
Pandesic LLC, Santa Clara/ USA.........    50.0          7,064     (44,109)        (8,400)           278
Industry To Industry Inc.,
  Boston/USA(3)........................    34.3            161      (8,173)        20,989             29
SAP Hellas S.A. -- SOCIETE ANONYME OF
  SYSTEMS, APPLICATIONS & PRODUCTS IN
  DATA PROCESSING, Athens/ Greece(5)...    25.0             --          --             --             --

---------------
(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

(2) As of December 31, 1999, including managing directors

(3) Consolidated for the first time in 1999

(4) Represents a wholly owned entity of a subsidiary

                                  SCHEDULE II
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997
                                    E (000)

                                                              ADDITIONS
                                                      -------------------------
                                                        CHARGED
                                          BEGINNING     TO COSTS                    OTHER      ENDING
DESCRIPTION                                BALANCE    AND EXPENSES   WRITE-OFFS   DEDUCTIONS   BALANCE
-----------                               ---------   ------------   ----------   ----------   -------
Allowances for doubtful accounts:
Year ended December 31, 1997...........    25,716        26,212          4,704          --      47,224
Year ended December 31, 1998...........    47,224        56,742         23,602          --      80,364
Year ended December 31, 1999...........    80,364        41,673         25,303          --      96,734

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                 EXHIBIT INDEX

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------
        3.1       Articles of Association (Satzung), as amended to date
                  (English translation).*
        4.1       Terms applicable to Non-Interest Bearing Convertible Bonds, par value E 3 each.**
       10.1       Pooling Agreement, dated November 30, 1996, among Dietmar
                  Hopp, Oliver Hopp, Dietmar Hopp Stiftung GmbH, Dr. Hasso
                  Plattner, Dr. Klaus Tschira and Klaus Tschira Stiftung gGmbH
                  (English translation).***
       10.2       Supplement to Pooling Agreement, effective as of October 12,
                  1998 (English translation).***
       10.3       Amendment to Pooling Agreement, effective as of December 7,
                  1998 (English translation).***
       23.1       Consent of ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft
                  Steuerberatungs-
                  gesellschaft mbH.*

---------------
  * Filed herewith.

 ** Incorporated by reference to Registration Statement on Form S-8 of SAP AG
    (Registration No. 333-30380), filed on February 14, 2000.

*** Incorporated by reference to Annual Report on Form 20-F of SAP AG for 1998, filed on May 18, 1999.