Form 20-F/A
period 1999-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2000-06-23
CIK 1000184

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   FORM 20-F/A

(Mark One)
/ /      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES

                                       OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM                 TO

                        COMMISSION FILE NUMBER: 001-14251

                             SAP AKTIENGESELLSCHAFT
             SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      SAP CORPORATION SYSTEMS, APPLICATIONS
                         AND PRODUCTS IN DATA PROCESSING

                   (TRANSLATION OF ISSUER'S NAME INTO ENGLISH)

                           FEDERAL REPUBLIC OF GERMANY

                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                -----------------

                                NEUROTTSTRASSE 16
                                 69190 WALLDORF
                           FEDERAL REPUBLIC OF GERMANY
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS                                         NAME OF EACH EXCHANGE ON WHICH REGISTERED
American Depositary Shares, each Representing               New York Stock Exchange
One-Fourth of One Non-Voting Preference
Share, without nominal value

Non-Voting Preference Shares, without                       New York Stock Exchange*
nominal value

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT: None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

     Ordinary Shares, without nominal value (as of December 31, 1999)                    61,000,000
     Non-Voting Preference Shares, without nominal value (as of December 31, 1999)       43,756,114

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                          Yes /X/           No / /

     Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 / /      Item 18 /X/

* Not for trading, but only in connection with the registration of the American Depositary Shares representing such Preference Shares.

                                TABLE OF CONTENTS

This Amendment to Annual Report on Form 20-F/A is being filed solely to update the information set forth in Item 16 of the Form 20-F filed on April 7, 2000 as the result of a division of the Company's capital stock and the adjustment by the Company of the ratio of American Depositary Shares to Preference Shares from 12:1 to 4:1 with effect from June 26, 2000.

                                                                                                               Page
PART II

  Item 16.  Changes in Securities, Changes in Securities for Registered Securities and Use of Proceeds            4


PART IV

  Item 19.  Financial Statements and Exhibits                                                                     5

                                     PART II

ITEM 16.  DESCRIPTION OF THE SECURITIES TO BE REGISTERED

     Pursuant to resolutions adopted at the Company's annual general meeting of shareholders and a special meeting of preference shareholders on May 5, 2000, with effect from June 26, 2000 the Company effected a division of its capital stock by splitting each no-par share of the Company's capital stock with attributable subscribed capital of three euros into three single no-par shares of the Company's capital stock with attributable subscribed capital of one euro (the "Stock Split"). Contemporaneously with the Stock Split, the Company reduced the ratio of American Depositary Shares to Preference Shares from 12:1 to 4:1 (the "Ratio Adjustment"). The Company has amended the Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and holders of the American Depositary Receipts evidencing the American Depositary Shares to reflect the Stock Split and the Ratio Adjustment. The Deposit Agreement, as amended and restated, is filed as an exhibit to this Form 20-F/A. Copies of the Deposit Agreement are also available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286. The Depositary's principal executive office is located at 48 Wall Street, New York, New York 10286.

                                     PART IV

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

The following documents are filed as exhibits to this Form 20-F/A:

4.1 Form of Amended and Restated Deposit Agreement among SAP, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts

23.1 Consent of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuuerberatungsgesellschaft mbH

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Amendment to Annual Report on Form 20-F/A and has duly caused this Amendment to Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                SAP AKTIENGESELLSCHAFT SYSTEME,
                                ANWENDUNGEN, PRODUKTE IN DER
                                DATENVERARBEITUNG
                                (Registrant)

                                By: /s/ Prof. Dr. Henning Kagermann
                                   -----------------------------------
                                  Name: Prof. Dr. Henning Kagermann
                                  Title: Member of the Executive Board


Dated: June 23, 2000            By: /s/ Dieter Matheis
                                   -----------------------------------
                                  Name: Dieter Matheis
                                  Title: Principal Financial Officer