Form 20-F
period 2000-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2001-03-28
CIK 1000184

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

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

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE
ACT:

    TITLE OF EACH CLASS                                     NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                                     -----------------------------------------
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

    Non-Voting Preference Shares, without nominal value     New York Stock Exchange*

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE
ACT: None

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock at the close of the period covered by the annual report:

Ordinary Shares, without nominal value (as of December 31,
  2000).....................................................  183,000,000
Non-Voting Preference Shares, without nominal value (as of
  December 31, 2000)........................................  131,714,655

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

                          Item 17 [ ]     Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* Not for trading, but only in connection with the registration of American Depositary Shares representing such Preference Shares.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
INTRODUCTION............................................................     1

FORWARD-LOOKING INFORMATION.............................................     2

PART I..................................................................     3
  Item 1.   Identity of Directors, Senior Management and Advisers*......     3
  Item 2.   Offer Statistics and Expected Timetable*....................     3
  Item 3.   Key Information.............................................     3
                Selected Financial Data.................................     3
                Exchange Rates..........................................     4
                Dividends...............................................     5
                Risk Factors............................................     6
  Item 4.   Information on the Company..................................    17
                Description of the Business.............................    18
                Capital Expenditures....................................    33
                Description of Property.................................    33
  Item 5.   Operating and Financial Review and Prospects................    34
                Accounting Principles...................................    34
                New Accounting Pronouncements...........................    34
                Overview................................................    34
                Exchange Rate Exposure..................................    36
                Interest Rate Exposure..................................    36
                Inflation...............................................    36
                Changes to German Tax Law...............................    36
                Operating Results.......................................    37
                Liquidity and Capital Resources.........................    41
                Research and Development................................    43
  Item 6.   Directors, Senior Management and Employees..................    44
                Supervisory Board.......................................    44
                Executive Board.........................................    45
                Compensation of Directors and Officers..................    45
                Employees...............................................    46
                Share Ownership.........................................    46
  Item 7.   Major Shareholders and Related Party Transactions...........    50
                Major Shareholders......................................    50
                Related Party Transactions..............................    51
  Item 8.   Financial Information.......................................    51
                Consolidated Financial Statements.......................    51
                Other Financial Information.............................    51
                Dividend Policy.........................................    52
                Significant Changes.....................................    52

                                                                           PAGE
                                                                           ----
  Item 9.   The Offer and Listing.......................................    53
             Nature of Trading Market...................................    53
  Item 10.  Additional Information......................................    56
                Articles of Association.................................    56
                Material Contracts......................................    61
                Exchange Controls and Other Limitations Affecting
            Security Holders............................................    61
                Taxation................................................    61
                Documents on Display....................................    68
  Item 11.  Quantitative and Qualitative Disclosures About Market
            Risk........................................................    68
                Foreign Currency Risk...................................    69
                Interest Rate Risk......................................    71
                Equity Price Risk.......................................    72
  Item 12.  Description of Securities Other than Equity Securities*.....    73

PART II.................................................................    74
  Item 13.  Defaults, Dividend Arrearages and Delinquencies*............    74
  Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds*............................................    74
  Item 15.  [Reserved]..................................................    74
  Item 16.  [Reserved]..................................................    74

PART III................................................................    74
  Item 17.  Financial Statements**......................................    74
  Item 18.  Financial Statements........................................    74
  Item 19.  Exhibits....................................................    74

---------------
 * Omitted because the Item is not applicable or the answer is negative.

** The Registrant has responded to Item 18 in lieu of this Item.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  INTRODUCTION

     SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, is a German Stock corporation (Aktiengesellschaft) and is referred to in this Annual Report on Form 20-F as SAP AG and, together with its subsidiaries, as SAP or the Company. The Company's consolidated financial statements included in "Item 18. Financial Statements" in this Annual Report on Form 20-F have been prepared in accordance with accounting principles generally accepted in the United States, referred to as U.S. GAAP.

     In this Annual Report on Form 20-F: (i) references to "U.S.$," "$," or "Dollars" are to U.S. Dollars; (ii) references to "DM" or "Marks" are to German Deutsche Marks; and (iii) references to "E" or "euro" are to the euro, a currency of the countries currently participating in the European Economic Monetary Union ("EMU"). Certain amounts that appear in this Annual Report on Form 20-F may not sum because of rounding adjustments. In this Annual Report on Form 20-F, except as otherwise specified, financial information with respect to the Company has been expressed in euros and/or Dollars. The fixed exchange rate for euros converted to Marks is DM 1.95583 per E 1.00 ("Official Fixed Conversion Rate"). Effective as of January 1, 1999, the Company adopted the euro as its financial and reporting currency. Effective February 26, 1999, all of SAP AG's share capital was converted from Marks to the euro.

     Unless otherwise specified herein, all euro financial data that has been converted into Dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 29, 2000, which was E 1.00 per $ 0.9388. No representation is made that such euro amounts actually represent such Dollar amounts or that such euro amounts could have been or could be converted into Dollars at that or any other exchange rate on such date or on any other dates. For information regarding recent rates of exchange between euros and Dollars, see "Item 3. Key Information -- Exchange Rates." At March 20, 2001, the Noon Buying Rate for converting euros to Dollars was U.S.$ 0.9054 per E 1.00.

     Unless the context otherwise requires, references in this Annual Report on Form 20-F to "Ordinary Shares" are to SAP AG's ordinary shares, without nominal value, and references to "Preference Shares" are to SAP AG's non-voting preference shares, without nominal value. References in this Annual Report on Form 20-F to "ADSs" are to SAP AG's American Depositary Shares, each representing one-fourth of a Preference Share. Pursuant to resolutions adopted at the Company's annual general shareholders' meeting and a special meeting of holders of the Preference Shares on May 5, 2000, the Company effected on June 26, 2000 a division of its capital stock by means of a three-for-one stock split of the Ordinary Shares and the Preference Shares. In order to achieve an attributable subscribed capital of E 1 per Ordinary Share and Preference Share, the Company transferred approximately E 46.5 million from additional paid-in-capital to subscribed capital immediately preceding the effectiveness of the stock split. Contemporaneously with the stock split, the Company reduced the ratio of ADSs to Preference Shares from 12:1 to 4:1. All references to subscribed capital, Ordinary Shares, Preference Shares, shares outstanding, average number of shares outstanding, convertible bonds, stock options or per share amounts in this Annual Report on Form 20-F prior to the effectiveness of the stock split have been restated to reflect the three-for-one stock split on a retroactive basis.

     "SAP," the "SAP" logo, "R/2," "R/3," "mySAP," "mySAP.com," "EnjoySAP" and other SAP product and service names mentioned herein are registered trademarks of SAP AG in Germany and in several other countries. "MarketSet" and "Enterprise Buyer" are jointly owned trademarks of SAPMarkets, Inc. and Commerce One, Inc. This Annual Report on Form 20-F also contains product and service names of Companies other than SAP that are trademarks of their respective owners.

                          FORWARD-LOOKING INFORMATION

     This Annual Report on Form 20-F contains forward-looking statements based on beliefs of the Company's management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The Company has based these forward-looking statements on the Company's current expectations and projections about future events, including:

     -  general economic and business conditions;

     -  attracting and retaining personnel;

     -  competition in the software and Internet industry;

     -  implementing the Company's business strategy;

     -  developing and introducing new services and products;

     - obtaining and expanding market acceptance of the Company's services and products; and

     -  meeting the Company's requirements with customers.

     The words "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should" and "will" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. Such statements reflect the current views and assumptions of the Company and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully under "Item 3. Key Information -- Risk Factors," as well as elsewhere in this Annual Report on Form 20-F and in the Company's other filings with the U.S. Securities and Exchange Commission ("SEC"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

     The following selected consolidated financial data of SAP is a summary of, is derived from and is qualified by reference to, the Company's consolidated financial statements and notes thereto audited, in respect of 2000, 1999, 1998, 1997 and 1996, by ARTHUR ANDERSEN Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants. The audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity for the years ended December 31, 2000, 1999 and 1998, and the consolidated balance sheets at December 31, 2000 and 1999 are included in "Item 18. Financial Statements." Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

                            SELECTED FINANCIAL DATA

                                                         YEAR ENDED DECEMBER 31,
                                         (IN THOUSANDS, EXCEPT PER SHARE AND EXCHANGE RATE DATA)
                                  ---------------------------------------------------------------------
                                    2000        2000        1999        1998        1997        1996
                                  ---------   ---------   ---------   ---------   ---------   ---------
                                  U.S.$(1)        E           E           E           E           E
INCOME STATEMENT DATA:
Total revenue...................  5,881,202   6,264,595   5,110,213   4,315,614   3,021,773   1,816,295
Operating income................    753,535     802,658     796,180     900,794     775,229     393,945
Income before income taxes......    968,337   1,031,462     980,347     931,952     796,425     407,768
Net income......................    595,504     634,325     601,001     526,944     446,651     231,181
Earnings per share(2)
Basic
  Ordinary Shares...............       1.89        2.01        1.91        1.68        1.43        0.75
  Preference Shares.............       1.90        2.02        1.92        1.69        1.44        0.76
Diluted
  Ordinary Shares...............       1.89        2.01        1.90        1.67        1.41        0.73
  Preference Shares.............       1.89        2.01        1.90        1.67        1.41        0.73
OTHER DATA:
Weighted average number of
  shares outstanding:
  Basic:
     Ordinary Shares............    183,000     183,000     183,000     182,994     182,982     182,994
     Preference Shares..........    131,423     131,423     130,815     130,308     128,526     123,183
  Diluted:
     Ordinary Shares............    183,000     183,000     183,000     183,000     183,000     183,000
     Preference Shares..........    132,737     132,737     132,750     132,750     132,750     132,753

                                                         YEAR ENDED DECEMBER 31,
                                         (IN THOUSANDS, EXCEPT PER SHARE AND EXCHANGE RATE DATA)
                                  ---------------------------------------------------------------------
                                    2000        2000        1999        1998        1997        1996
                                  ---------   ---------   ---------   ---------   ---------   ---------
                                  U.S.$(1)        E           E           E           E           E
BALANCE SHEET DATA:
Total assets....................  5,244,368   5,586,246   4,826,889   3,445,935   2,755,168   1,834,350
Shareholders' equity............  2,332,314   2,484,356   2,559,355   1,818,267   1,451,077   1,038,878
Subscribed capital..............    295,454     314,715     267,805     267,315     266,645     264,612
Short-term bank loans and
  overdrafts....................    137,888     146,877      24,600      96,290      83,409      46,155
Long-term financial debt(3).....      6,143       6,543      32,913      26,457       2,621       4,512

---------------

(1) Amounts in the column are unaudited and translated at E 1.00 to U.S.$ 0.9388, the Noon Buying Rate for converting E 1.00 into Dollars on December 29, 2000. See "-- Exchange Rates" for recent exchange rates between the euro and the Dollar.

(2) Earnings per Ordinary Share and per Preference Share have been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." See note 10 to the Company's consolidated financial statements included herein.

(3) Long-term financial debt represents financial liabilities with a remaining life beyond one year. Most of the Company's long-term financial debt is comprised of bank loans and overdrafts due in more than one year, the outstanding 1994 Bonds issued to Company employees and convertible bonds issued pursuant to the SAP AG 2000 Long Term Incentive Plan. See "Item 6. Directors, Senior Management and Employees -- Share Ownership -- Stock-Based Compensation Plans -- LTI Plan" and "-- 1994 Bonds."

EXCHANGE RATES

     After the introduction of the euro on January 1, 1999, the Federal Reserve Bank of New York ceased to quote a Noon Buying Rate for the Mark. Accordingly, the following table sets forth, for the periods after January 1, 1999, the average, high, low and period-end Noon Buying Rates for the euro expressed as Dollars per E 1.00. For 1996 through 1998, the table reflects the average, high, low and period-end Noon Buying Rates for the Mark, shown after conversion into euros at the Official Fixed Conversion Rate and expressed in Dollars per E 1.00.

YEAR                                                 AVERAGE(1)     HIGH      LOW      PERIOD-END
----                                                 ----------    ------    ------    ----------
1996...............................................    1.2978      1.3626    1.2493      1.2711
1997...............................................    1.1259      1.2689    1.0398      1.0871
1998...............................................    1.1120      1.2178    1.0548      1.1733
1999...............................................    1.0588      1.1812    1.0016      1.0070
2000...............................................    0.9207      1.0335    0.8270      0.9388

MONTH                                                          HIGH      LOW      PERIOD-END
-----                                                         ------    ------    ----------
2000
  July......................................................  0.9548    0.9237      0.9266
  August....................................................  0.9228    0.8878      0.8878
  September.................................................  0.8993    0.8462      0.8837
  October...................................................  0.8806    0.8270      0.8486
  November..................................................  0.8694    0.8382      0.8694
  December..................................................  0.9388    0.8755      0.9388
2001
  January...................................................  0.9535    0.9181      0.9308
  February..................................................  0.9395    0.9057      0.9212
  March (through March 20, 2001)............................  0.9340    0.8929      0.9054

---------------

(1) The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

     On March 20, 2001, the Noon Buying Rate for converting Dollars to euros was U.S.$ 0.9054 per E 1.00.

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

     A significant portion of the Company's revenue and expenses is denominated in currencies other than the euro. Therefore, the Company's consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective currencies to which the Company is exposed, on the other hand. See "Item 5. Operating and Financial Review and Prospects -- Exchange Rate Exposure."

DIVIDENDS

     Dividends are jointly proposed by SAP AG's Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP AG's year-end financial statements, subject to approval by holders of Ordinary Shares, and are officially declared for the prior year at SAP AG's annual general shareholders' meeting. Dividends paid to holders of the ADSs or Preference Shares may be subject to German withholding tax. See "Item 8. Financial Information -- Dividend Policy" and "Item 10. Additional Information -- Taxation."

     The following table sets forth, in Marks for 1996 and 1997 and in euros for 1998, 1999 and 2000, the annual dividends paid or proposed to be paid per Ordinary Share and Preference Share in respect of each of the years indicated.

                                                  DIVIDEND PAID PER       DIVIDEND PAID PER
YEAR ENDED DECEMBER 31,                             ORDINARY SHARE         PREFERENCE SHARE
-----------------------                          --------------------    --------------------
                                                  E      DM     U.S.$     E      DM     U.S.$
1996...........................................  0.39(1) 0.77(2) 0.45(3) 0.40(1) 0.78(2)  0.46(3)
1997...........................................  0.48(1) 0.93   0.53(3)  0.49(1) 0.95    0.54(3)
1998...........................................  0.52    N/A    0.56(4)  0.53    N/A     0.57(4)
1999...........................................  0.52    N/A    0.47(4)  0.53    N/A     0.48(4)
2000...........................................  0.57(5) N/A    0.52(6)  0.58(5) N/A     0.53(6)

---------------

(1) Translated for the convenience of the reader from Marks into euros at the Official Fixed Conversion Rate.

(2) Includes anniversary bonus in the amount of DM 0.17.

(3) Translated for the convenience of the reader from Marks into Dollars at the Noon Buying Rate for converting Marks to Dollars on the dividend payment date.

(4) Translated for the convenience of the reader from euros into Dollars at the Noon Buying Rate for converting euros into Dollars on the dividend payment date.

(5) Subject to approval of the holders of Ordinary Shares at the SAP AG annual general shareholders' meeting to be held on May 3, 2001.

(6) Translated for the convenience of the reader from euros into Dollars at the Noon Buying Rate for converting euros into Dollars on March 20, 2001 of U.S.$ 0.9054 per E 1.00.

     The amount of dividends paid on the Ordinary Shares and the Preference Shares depends on the amount of SAP AG profits to be distributed by SAP AG, which depends in part upon the performance of the Company. A holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of Ordinary Shares by an amount equal to E 0.01 per Preference Share, but in no event less than a minimum dividend equal to E 0.01 per Preference Share. The timing and amount of future dividend payments will depend upon the Company's future earnings, its capital needs and other relevant factors.

RISK FACTORS

     SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. An investor should carefully consider the risks described below before purchasing SAP AG's Ordinary Shares, Preference Shares or ADSs. If any of the following risks actually occur, the Company's business, financial condition or results of operations could be materially adversely affected, and the trading price of the Company's Ordinary Shares, Preference Shares or ADSs could decline.

ECONOMIC AND BUSINESS CONDITIONS

     Implementation of SAP software products can constitute a major portion of the customer's overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products and the time of such investment has tended to vary due to economic or financial crises or other business conditions. A recession or other difficulty in the economies where the Company licenses its products, including North America, Latin America, Europe and Asia, could have a material adverse effect on the Company's business, financial position, operating results or cash flows. In particular, the Company's profitability may be significantly adversely affected by a prolonged economic slowdown in the United States or Europe because the Company derives a substantial portion of its revenue from software licenses and services in those markets. In addition, although the Company does not believe that the economic conditions in Japan will materially impact its business, there can be no assurance that these conditions will not worsen or that the situation will not negatively affect the Company's business, financial position, operating results or cash flows.

ATTRACTING AND RETAINING PERSONNEL

     SAP's operations could be adversely affected if senior managers or other skilled personnel were to leave the Company and qualified replacements were not available. Competition for managerial and skilled personnel in the software industry is intense. Such personnel in certain regions (including the United States and Europe) are in short supply. Moreover, private companies are able to offer equity incentives that may provide the potential of greater compensation in connection with an initial public offering. As a result, technology firms have been, and may continue to be, required to increase compensation and incentives in order to continue to recruit and retain this talent. The Company expects continued increases in compensation costs in order to attract and retain senior managers and skilled employees. In addition, most of the Company's current key employees are subject to employment agreements or conditions which
(i) do not contain post employment non-competition provisions and (ii) in the case of most of the Company's existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that the Company will continue to be able to attract and retain the personnel it requires to develop and market new and enhanced products and to market and service its existing products and conduct its operations successfully.

COMPETITION

     The software and Internet industry is intensely competitive. As part of its business strategy, the Company has focused its efforts in the business-to-business and Internet application areas of its business where the market is expected to grow more rapidly than in the area of traditional enterprise resource planning ("ERP") software. In particular, the Company has expanded its focus to markets for customer relations management, supply chain management, portal and e-marketplace solutions. The Company's expansion from the traditional ERP market into the e-commerce business exposes the Company to new markets and new competitors. Competition, including with respect to pricing, product quality and consulting and support services, could increase substantially and result in price reductions or loss of market share.

     The Company competes with a wide range of global, regional and local competitors. Some of the Company's competitors and many of the Company's potential competitors are involved in a wider range of businesses, and some competitors and potential competitors have a larger installed customer base for their products and services, or have significantly greater financial, technical, marketing and other resources than the

Company, enhancing their ability to compete with the Company. There are many other companies engaged in the research, development and marketing of integrated e-business solutions, standard business application software and associated applications development tools, decision support products and services. Some of these companies may develop (or may have already developed) an overall concept or individual product offerings which may be perceived to be as good as or better than the product offerings comprising the mySAP(TM) offerings.

     New distribution methods (e.g. electronic channels) and opportunities presented by the Internet and electronic commerce have removed many of the barriers to entry to the markets in which the Company competes. Historically, most of the Company's competitors provided solutions which covered certain functional areas, offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by the Company. The Company's competitors have already broadened, or are implementing plans to broaden, the scope of their business activities into other areas of the market. A competitor may be able to capitalize upon the success of a niche product by developing and marketing broader system applications in competition with the Company. Niche competitors may also benefit from alternative delivery systems, such as the Internet, to become more competitive with the Company.

     Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. In addition, the Company believes that competition will increase as a result of industry consolidations. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

     The Company believes that its experience with business process applications, its increasingly flexible, component-based installation options and its focus on Internet and industry solutions give it a competitive advantage. However, there can be no assurance that the Company's strategies will prove to be successful.

PRICING MODELS

     In response to competition, the Company has been required in the past, and may be required in the future, to furnish additional discounts to customers or otherwise modify its pricing practices. These developments may negatively impact revenue in the periods recognized and for succeeding periods. The Company generally licenses its products under two different models. The first entails licensing individual software components on a "right to use" basis pursuant to a perpetual license providing for an initial license fee based on the number and types of identified users or the other applicable criteria. Additional license fees are charged when the designated number of users or another relevant metric is increased. Under the second model, the initial license fees are tied more closely to level of usage or transactions to be effected, with additional license fees being charged when the relevant metric is increased. Accordingly, changes in customer use of SAP software products may result in lower license revenue. These changes or any other future broadly based changes to the Company's prices and pricing policies could lead to a decline or delay in sales as the Company's sales force and its customers adjust to the new pricing policies.

     The Company, together with certain business partners, offers certain SAP software products to medium-and smaller-sized customers as a component of the Company's hosted solutions or rental offerings, in which license and maintenance fees or rental payments may be paid to the Company on a per user, per month or similar subscription basis rather than an upfront license fee payment as under the Company's standard pricing models. While revenues from the hosted solutions and rental programs have not generated significant revenues through 2000, the Company expects that these programs will generate incremental revenue from medium and smaller-sized customers. There can be no assurance that such programs will be successful or, if successful, that they will not negatively impact the Company's standard pricing models. The proliferation of outsourcing of enterprise business applications or business processes could result in increased competition through the entry of systems integrators, consulting firms, telecommunications firms, computer hardware vendors and other application hosting providers. In addition, the distribution of applications through application service providers may reduce the price paid for the Company's products or adversely affect other sales of its products.

     The Company, together with certain business partners, offers software products for marketplace exchanges in which license fees and fees based on transaction volume, revenue generated by the marketplace exchange or another relevant metric are paid to the Company. There can be no assurance that these new pricing models will be successful or, if successful, that they will not negatively impact the Company's standard pricing models.

GROWTH MANAGEMENT

     The Company has a history of rapid growth and will need to effectively manage its future growth to be successful. In order to support the Company's future growth, the Company expects to continue to incur significant costs to increase headcount, explore and or enter new markets and build infrastructure ahead of anticipated revenue. Although revenue on a per employee basis increased in 2000 from 1999, there can be no assurance that the Company's significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. There can be no assurance that the Company can effectively retain and utilize its personnel, accurately forecast revenue and control costs, maintain and control adequate levels of quality of service (especially of the Company's partners or other third parties) or implement and improve its operational and financial infrastructure.

GROWTH OF E-BUSINESS

     SAP is investing significant resources in further developing and marketing new and enhanced products and services to address opportunities presented by the Internet, e-commerce and business-to-business. The areas of customer relationship management, supply chain management, marketplaces and enterprise portals are expected to experience higher growth rates than the traditional ERP market. In addition, SAP has dedicated resources to its joint effort with Commerce One, Inc. and made an investment in equity in Commerce One, Inc. to develop and market business-to-business marketplaces and procurement processes. Demand and market acceptance for recently introduced products and services in these new market areas are subject to a high level of uncertainty, especially where acquisition of SAP software products requires a large capital commitment or other significant commitment of resources. This uncertainty is compounded by the risks that consumers and enterprises will not accept the mySAP.com solutions. Moreover, an appropriate demand and infrastructure necessary to support increased commerce and communication on the Internet may fail to develop. Adoption of mySAP.com solutions, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, the Company has invested in, and intends to continue to pursue, intensive marketing and sales efforts to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. The markets for these products and services may not develop, or SAP may not develop acceptable solutions in a timely or cost-effective manner.

DEVELOPMENT OF PRODUCTS AND SERVICES

     The Company's future success will depend in part upon its ability to:

     -  continue to enhance and expand its core applications;

     -  provide best-in-class e-business solutions and services; and

     - develop and introduce new products and provide new services that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments (including, in particular, developments related to the Internet) and that are accepted in the market.

     There can be no assurance that the Company will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and customer requirements. Any such enhancements, solutions or services may not be successful in the marketplace or may not generate increased revenue. The Company may fail to anticipate and develop technological improvements, to adapt its products to technological change, emerging industry standards and changing customer requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by its competitors.

JOINT PRODUCT DEVELOPMENT RELATIONSHIPS

     The Company has entered into relationships with various companies to jointly develop and market new software products. In particular, SAP AG and SAPMarkets, Inc. entered into an agreement in 2000 with Commerce One, Inc. to jointly develop and market a comprehensive software solution for business-to-business electronic commerce marketplaces. These joint development and marketing relationships can be difficult to implement and may not succeed for various reasons, including:

     - operating differences between the companies or between their respective employees;

     -  difficulties in coordinating sales and marketing efforts;

     - technical obstacles to combining existing software products or developing new compatible products; and

     - the need to divert significant management attention, technical and sales personnel and capital to these relationships.

     There can be no assurance that these joint development and marketing relationships will lead to successful new products, greater market penetration or increased revenue for the Company.

UNDETECTED ERRORS OR DELAYS IN NEW PRODUCTS

     To achieve market acceptance, new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Such new products and product enhancements may also sometimes contain a number of undetected errors or "bugs" when they are first released. In the first year following the introduction of certain releases, the Company generally devotes significant resources, primarily consulting services, to work with early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer's satisfaction, with the result that certain customers may seek cash refunds, replacement software or other concessions. The risks of errors and their adverse consequences may increase as the Company seeks simultaneously to introduce a variety of new software products, in greater numbers than ever before.

     Although the Company extensively tests each new product and product enhancement release before introducing it to the market, there can be no assurance that significant errors will not be found in existing or future releases of SAP software products, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy customer demands. Significant undetected errors or delays in new products or product enhancements may affect market acceptance of SAP software products.

CUSTOMER IMPLEMENTATION AND INSTALLATION

     Implementation of SAP software is a process that often involves a significant commitment of resources by the Company's customers and is subject to a number of significant risks over which the Company has little or no control. Some of the Company's customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. The Company believes that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customer's own organization. The Company offers accelerated installation support and/or fixed fees for certain SAP software products installation projects. However, criticisms regarding these additional costs and protracted implementation times have been directed at the Company, and there have been, from time to time, shortages of Company-trained consultants available to assist customers in the implementation of its products.

In addition, the success of new SAP software products introduced by the Company may be adversely impacted by the perceived time and cost to implement existing SAP software products or the actual time and cost to implement such new products. The Company can not provide assurance that protracted installation times or criticisms of the Company will not continue, that shortages of Company-trained consultants will not occur or that the costs of installation projects will not exceed the fixed fees being charged by the Company.

QUARTERLY OPERATING RESULTS

     The Company's revenue and operating results can vary, sometimes substantially, from quarter to quarter. The Company's revenue in general, and in particular its software revenue, is difficult to forecast for a number of reasons, including:

     -  the relatively long sales cycles for the Company's products;

     -  the size and timing of individual license transactions;

     - the timing of the introduction of new products or product enhancements by the Company or its competitors;

     - the potential for delay of customer implementations of SAP software products;

     -  changes in customer budgets;

     -  seasonality of a customer's technology purchases; and

     -  other general economic and market conditions.

     As is common in the software industry, the Company's business has historically experienced its highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2000, 1999 and 1998 first quarter revenue being lower than revenue in the prior year's fourth quarter. The Company believes that this trend will continue in the future and that its revenue will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

     Because the Company's operating expenses are based upon anticipated revenue levels and because a high percentage of the Company's expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in the Company's results of operations from quarter to quarter. The Company significantly increased in 1998 through 2000, and plans in 2001 to continue to increase, the following expenditures:

     -  expenditures to fund continued development of its operations;

     -  new products and product enhancements;

     -  greater levels of research and development;

     -  a larger direct and indirect sales and marketing staff;

     -  development of new distribution and resale channels; and

     -  broader customer support capability.

     Such increases in expenditures will depend, among other things, upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenue, the Company's quarterly operating results would be materially adversely affected and may vary significantly from preceding or subsequent quarters.

FUTURE EARNINGS AND STOCK PRICE

     The trading prices of the ADSs, the Ordinary Shares and the Preference Shares have experienced and may continue to experience significant volatility. The current trading price of the ADSs, the Ordinary Shares and the Preference Shares reflects certain expectations about the future performance and growth of the Company, particularly on a quarterly basis. However, the Company's revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results during certain quarters and in growth rates compared to prior periods. Any shortfall in revenue or earnings from levels projected by the Company or quarterly or other projections made by securities analysts could have an immediate and significant adverse effect on the trading price of the ADSs, the Ordinary Shares or the Preference Shares in any given period. Additionally, the Company may not be able to confirm any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software sector have experienced wide fluctuations, which have often been unrelated to individual company's operating performance. The trading price of the ADSs, the Ordinary Shares or the Preference Shares may fluctuate in response to the announcement of new products or product enhancements by the Company or its competitors, technological innovation by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories, speculation in the press or analyst community and general market conditions specific to particular industries. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. Any such securities class action litigation against the Company, with or without merit, could result in substantial costs and the diversion of management's attention and resources.

SALES FORECASTS

     The Company uses a "pipeline" system, a common industry practice, to forecast sales and trends in its business. The Company's sales personnel monitor the status of proposals, including the date when they estimate that a customer will make a purchase decision and the potential revenue from the sale. The Company aggregates these estimates periodically in order to generate a sales pipeline. The Company compares the pipeline at various points in time to look for trends in its business. While this pipeline analysis may provide the Company with some guidance in business planning and budgeting, these pipeline estimates are necessarily speculative and may not consistently correlate to revenue in a particular quarter or over a longer period of time. A variation in the conversion of the pipeline into revenue or in the pipeline itself could cause the Company to improperly plan or budget and thereby adversely affect its business or results of operations. In particular, a slowdown in the economy may cause customer purchasing decisions to be delayed, reduced in amount or cancelled, which will in turn reduce the overall license pipeline conversion rates in a particular period of time.

REVENUE MIX

     In 2000, the Company's software and maintenance revenue increased, while service revenue decreased, as a percentage of total revenue. For fiscal years 1998 and 1999, the Company's service and maintenance revenue increased, while software revenue decreased, as a percentage of total revenue. Variances or slowdowns in the Company's licensing activity may negatively impact its current and future revenue from services and maintenance since such services and maintenance revenue typically lag license fee revenue. In addition, growth in service revenue will depend on the Company's ability to compete effectively in obtaining customer engagements to provide services related to SAP software products. On average, the Company's profit margins on service and maintenance revenue historically are less than its profit margin on software revenue. Any decrease in the percentage of the Company's total revenue derived from software licensing could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

RELATIONSHIPS WITH THIRD PARTIES

     The Company has entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers to cooperate and ensure that certain of the software and hardware products produced by such vendors are compatible with SAP software products. The Company has also supplemented its consulting and support services (in the areas of product implementation, training and maintenance) through "alliance partnerships" with third-party hardware and software vendors, systems integrators, major accounting firms and other consulting firms. Most of these agreements and partnerships are of relatively short duration and all are non-exclusive. In addition, the Company has established relationships relating to the resale of certain SAP software products by third parties. These third parties include certain value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers.

     There can be no assurance that these third parties or partners, most of which have similar arrangements with the Company's competitors and some of which also produce their own standard application software in competition with the Company, will continue to cooperate with the Company when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high-quality products or services or that actions taken or omitted to be taken by such parties will not adversely affect the Company. There can be no assurance that the potential for a slowing economy will not affect such third parties or partners or the products and services which they provide pursuant to the agreements with the Company. The failure to obtain high quality products or services or to renew such agreements or partnerships could adversely affect the Company's ability to continue to develop product enhancements and new solutions which keep pace with anticipated changes in hardware and software technology and telecommunications, or could adversely affect the market for SAP software products.

USE OF THIRD-PARTY TECHNOLOGY

     The Company licenses numerous critical third-party software products that it incorporates into its existing products. There can be no assurance that the Company's licenses for such third-party software will not be terminated or that the Company will be able to license critical third-party software for future products. In addition, the Company may be unable to renegotiate acceptable third-party license terms to reflect changes in the Company's pricing models. Changes in or the loss of a license could lead to a material increase in the costs of licensing or to SAP software products becoming inoperable or their performance being materially reduced, with the result that the Company may need to incur additional development costs to ensure continued performance of its products.

PROTECTION OF INTELLECTUAL PROPERTY

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect its rights in its products. There can be no assurance that these protections will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Despite the Company's efforts, it may be possible for third parties to copy certain portions of the Company's products or reverse-engineer or otherwise obtain and use information that the Company regards as proprietary. In addition, the laws of certain countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States or Germany. Accordingly, there can be no assurance that the Company will be able to protect its proprietary software against unauthorized third-party copying or use, which could adversely affect the Company's competitive position.

     Some of the Company's competitors may have been more aggressive than the Company in applying for or obtaining patent protection for innovative proprietary technologies. Although the Company has been issued patents under its patent program and has a number of patent applications pending for inventions claimed by the Company, there can be no assurance that, in the future, patents of third parties will not preclude the Company from utilizing a technology in its products or require the Company to enter into royalty and licensing arrangements on terms that are not favorable to the Company.

     Although the Company does not believe that it is infringing any proprietary rights of others, third parties have claimed and may claim in the future that the Company has infringed their intellectual property rights. The Company expects that its software products will increasingly be subject to such claims as the number of products and competitors in the Company's industry segment grows, as the Company expands its products into new industry segments and as the functionality of products overlap. There can be no assurance that, in the future, a third party will not assert that the Company's technology violates its patents, copyrights or trade secrets. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all.

LITIGATION

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

     Although the Company's license agreements contain provisions designed to limit its exposure as a result of actual or alleged failures of SAP software products, the provision of services or application hosting or security features, such provisions may not be effective under applicable law. A successful claim could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. In addition, defending such a claim, regardless of its merits, or otherwise satisfying affected customers could entail substantial expense and require the devotion of significant time and attention by key management personnel.

CONTROL BY PRINCIPAL SHAREHOLDERS

     As of March 20, 2001, the beneficial holdings of SAP's three principal shareholders, the holdings of certain of their respective immediate family members and the holdings of entities controlled by certain of the three principal shareholders, constituted in the aggregate 63.6% of the outstanding Ordinary Shares. The three principal shareholders, an immediate family member of one of the principal shareholders and the related entities have informed the Company that they are parties to a certain pooling agreement (the "Pooling Agreement"), pursuant to which they have agreed to vote 50.0002% of the outstanding Ordinary Shares as a block, thereby enabling them, among other things, to elect 50% of the members of the Supervisory Board (representing 100% of the members that are elected by shareholders rather than employees). The principal shareholders, their respective immediate families and the related entities have the ability to exercise significant control regarding the approval of most matters requiring approval by the shareholders of the Company, including approving the amount of dividends to be paid on the Ordinary Shares and the Preference Shares and approval of certain mergers and other significant corporate transactions, such as a sale of substantially all of the Company's assets. The Pooling Agreement also contains certain restrictions on transfer, and may have the effect of delaying or preventing a change in control of the Company. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders" and "Item 10. Additional Information -- Articles of Association -- Change in Control."

     The Supervisory Board and the Executive Board have recommended that SAP AG's shareholders approve at the annual general shareholders' meeting and a special meeting of holders of Preference Shares to be held on May 3, 2001 the conversion of the Preference Shares into Ordinary Shares. Upon the effectiveness of such conversion, if approved, it is expected that the three principal shareholders, their respective immediate families and the related entities will own beneficially approximately 39% of the outstanding Ordinary Shares and, accordingly, may continue to be able to exercise significant control over most matters requiring shareholder approval.

SALE OF ORDINARY SHARES BY PRINCIPAL SHAREHOLDERS

     As stated, three principal shareholders, their respective immediate families and the related entities own beneficially a majority of the outstanding Ordinary Shares as of March 20, 2001. The sale of a large number of Ordinary Shares by any of such shareholders prior to or after the proposed conversion of the Preference Shares into Ordinary Shares could have a negative effect on the trading price of the ADSs, the Preference Shares or the Ordinary Shares. Except for certain transfer restrictions and rights of first refusal contained in the Pooling Agreement, SAP is not aware of any restrictions on the transferability of the shares owned by the principal shareholders, any of their immediate family members or any related entity.

CURRENCY FLUCTUATIONS

     Although the euro has been the Company's financial and reporting currency since January 1, 1999, a significant portion of the Company's business is conducted in currencies other than the euro. Of the Company's consolidated revenue in 2000 and 1999, approximately 66% and 64%, respectively, were attributable to operations in non-EMU member states and translated into euros. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect.

     Because a significant portion of the Company's revenue is from countries other than EMU member states and denominated in currencies other than the euro, the Company has significant exposure to the risk of currency fluctuations, especially to fluctuations in the value of the Dollar, the Japanese Yen, the British Pound, the Swiss Franc, the Brazilian Real, the Canadian Dollar and the Australian Dollar. Conversely, increases in the value of the Dollar or other currencies relative to the euro may positively affect earnings, although such positive effects may be only short-term in nature.

     The Company continually monitors its exposure to currency risk and pursues a Company-wide foreign exchange risk management policy and may hedge such risks with certain financial instruments. However, there can be no assurance that the Company's hedging activities will be effective.

CURRENCY FLUCTUATIONS IMPACT ON THE VALUE OF THE ADSS

     The currency in which the Preference Shares are traded is the euro. While the currency in which the ADSs are traded is the Dollar, the trading price of the ADSs is expected to be largely based upon the trading price of the underlying Preference Shares in its principal trading market in the Frankfurt Stock Exchange. Cash dividends payable to holders of ADSs will be paid to the depositary (the "Depositary") pursuant to the Amended and Restated Deposit Agreement between SAP AG and the Depositary (the "Deposit Agreement") in euros and, subject to certain exceptions, will be converted by the Depositary into dollars for payment to such holders. The amount of dividends received by the holders of ADSs, therefore, will also be affected by fluctuations in exchange rates as well as by the specific exchange rate used by the Depositary (which may incorporate fees charged).

GLOBAL OPERATIONS

     The Company's products and services are currently marketed in over 120 countries, with Europe, Middle East and Africa ("EMEA") and North and Latin America ("Americas") regions being the Company's principal markets. In 2000, revenue derived from outside Germany totaled E 5,027.2 million, representing approximately 80% of the Company's total revenue. Sales in the Company's principal markets are subject to risks inherent in international business activities, including, in particular:

     -  general economic or political conditions in each country;

     -  overlap of differing tax structures;

     -  management of an organization spread over various jurisdictions;

     -  unexpected changes in regulatory requirements;

     -  exchange rate fluctuations; and

     -  compliance with a variety of foreign laws and regulations.

     Other general risks associated with international operations include import and export licensing requirements, trade restrictions, changes in tariff and freight rates and travel and communication costs. There can be no assurance that the Company's international operations will continue to be successful or that the Company will be able to manage effectively the increased level of international operations.

REVENUE RECOGNITION ACCOUNTING PRONOUNCEMENTS

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, as amended by Statement of Position No. 98-4 and Statement of Position No. 98-9 (collectively, "SOP 97-2"), which provides guidance on applying generally accepted accounting principles for software revenue recognition transactions. In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides the SEC's interpretations of existing recognition rules. In addition, the SEC issued a Frequently Asked Questions and Answers document in October 2000 to provide additional details. The Company's accounting policies are consistent with the SEC's clarification, and accordingly, there was no material impact upon the adoption of SAB 101. The Company believes that its accounting policies are in accordance with SOP 97-2 and SAB 101. However, the accounting profession continues to review certain provisions of SOP 97-2 and SAB 101, with the objective of providing additional guidance on implementing its provisions. Depending upon the outcome of these reviews and the issuance of implementation guidelines and interpretations, the Company may be required to modify its revenue recognition policies and business practices.

FUTURE ACQUISITIONS OR JOINT VENTURES

     In order to complement or expand the Company's business, SAP has made and expects to continue to make acquisitions of additional businesses, products and technologies, and has entered into, and expects to continue to enter into, joint venture arrangements. Management's negotiations of potential acquisitions or joint ventures and management's integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

     - difficulty of assimilating the operations and personnel of the combined companies;

     - risk that the Company may not be able to integrate the acquired technologies or products with its current products and technologies;

     -  potential disruption of the Company's ongoing business;

     -  inability to retain key technical and managerial personnel;

     - inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired businesses;

     -  adverse impact on the Company's annual effective tax rate;

     - dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies or to retain employees of the acquired companies;

     -  assumption of unknown material liabilities of acquired companies;

     -  issuance of dilutive equity securities or incurrence of debt;

     -  difficulty in maintaining controls, procedures and policies;

     - potential adverse impact on the Company's relationships with partner companies or third-party providers of technology or products;

     -  impairment of relationships with employees and customers; and

     - issues with product quality, product architecture, legal contingencies, product development issues or other significant issues that may not be detected through the Company's due diligence process.

     In addition, acquisitions of additional businesses may require large write-offs of any in-process research and development costs related to companies being acquired, as well as ongoing amortization costs for goodwill and other intangible assets valued in the combinations with companies. Such write-offs and ongoing amortization charges may have a significant negative impact on operating margins and net income in the quarter of the combination and for several subsequent years. The Company may not be successful in overcoming these risks or any other problems encountered in connection with such transactions and may therefore not be able to receive the intended benefits of that acquisition or joint venture.

INVESTMENTS

     SAP acquires equity interests in or makes advances to technology-related companies, many of which generate net losses. The Company recognized E 355.1 million and E 224.9 million of gains upon sale of such marketable equity securities in 2000 and 1999, respectively. There can be no assurance that changes in market conditions, the performance of companies in which the Company holds investments in or has made advances to or other factors will not negatively impact the Company's ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 1999 or 2000 and may result in the loss of amounts invested. On a continuous basis, but no less frequently than at the end of each quarterly reporting period, SAP evaluates the carrying value of its ownership interests in and advances to each of the companies in which it invests for possible impairment. The fair value of SAP's ownership interests in and advances to privately held companies is generally determined based on available market prices or the value at which independent third parties have invested or have committed to invest in such companies. A write-down in the value through a charge to finance expense occurs if a decline in the market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period. Due to changes in German tax laws ("Steuersenkungsgesetz"), capital losses or write-downs of equity securities may negatively impact the Company's effective tax rate going forward. In addition, declines in market values deemed to be other than temporary may negatively impact the Company's financial position, net income and cash flows.

STAR PLAN AND HEDGING OF SARS

     Under the Company's Stock Appreciation Rights Plan (the "STAR Plan"), stock appreciation rights ("SARs") are granted to eligible executives and employees of SAP AG and its majority owned subsidiaries. The SARs are generally granted in the first quarter of each year and generally give the participants the right to a portion of the appreciation in the market price of the Preference Shares for the relevant measurement period. The Company has entered into in the past, and expects to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the SARs in the event cash payments to participants are required as a result of an increase in the market price of the Preference Shares. There can be no assurance that the benefits achieved from hedging the Company's STAR Plan exceed the related costs.

SECURITY RISKS OF THE INTERNET

     Consumers have significant concerns about secure transmissions of confidential information, especially financial information, over public networks like the Internet. This remains a significant barrier to general acceptance of e-commerce and other aspects of SAP's business. SAP relies on encryption, authentication technology and firewalls, to provide the necessary security for the confidential information transmitted to and from SAP over the Internet. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of SAP's security systems or those of other Web sites to protect proprietary information. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications. Anyone who circumvents SAP's security measures could misappropriate proprietary information or cause interruptions in the SAP's services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into SAP systems or those of its customers or suppliers, which could disrupt SAP's network or make it inaccessible to customers or suppliers. SAP's security measures may be inadequate to prevent security breaches, and its business would be harmed if SAP does not prevent them. In addition, SAP may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches.

GOVERNMENT REGULATION

     As Internet commerce evolves, the Company expects that U.S. federal, U.S. state, German, European Union or other foreign governments will adopt laws or regulations covering issues such as user privacy, pricing, content and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the U.S. Federal Communications Commission to regulate Internet service providers and other online service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. It is possible such laws or regulation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. In addition, such regulation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws or regulations could limit the market for the Company's products and services.

     The Company does not collect sales or other similar taxes in respect of goods and services purchased through SAP solutions. However, a number of proposals have been made at the U.S. state and local, as well as at the European Union level to impose tax collecting obligations or additional taxes on the sale of goods and services over the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from such activities. A successful assertion by one or more U.S. federal, U.S. state, German, European Union or other foreign governments that the Company should collect sales or other taxes on the exchange of goods and services through SAP solutions could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

ENFORCEABILITY OF U.S. JUDGMENTS

     SAP AG is a stock corporation organized under the laws of Germany. All members of SAP AG's Supervisory Board and Executive Board are non-residents of the United States. A substantial portion of the assets of such persons and the Company are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons or the Company or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

ITEM 4.  INFORMATION ON THE COMPANY

     SAP AG was incorporated under the laws of the Federal Republic of Germany in 1972. Where the context requires, in the discussion below, SAP AG refers to its predecessors, Systemanalyse und Programmentwicklung GdbR (1972-1976) and SAP, Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP AG became a stock corporation (Aktiengesellschaft) in 1988. The Company's principal executive offices, headquarters and registered office are located at Neurottstrasse 16,

69190 Walldorf, Germany. Its telephone number is 49-6227-7-47474. SAP's agent in the United States is Wolfgang Kemna. This agent can be reached c/o SAP America, Inc. at 3999 West Chester Pike, Newtown Square, PA 19073.

DESCRIPTION OF THE BUSINESS

OVERVIEW

     SAP is a leading provider of collaborative e-business solutions for the Internet economy. With its headquarters in Walldorf, Germany, SAP is the world's leading inter-enterprise software company and the world's third largest independent software supplier overall. SAP employs over 24,000 people in more than 50 countries. On December 31, 2000, the Company had more than 30,000 software installations at over 13,500 customers, and more than 10 million users all over the world. With more than 900 partners that offer complementary software, services and hardware, the Company has established a wide-ranging SAP partner system. The Company operates in three geographic regions, namely EMEA, the Americas and Asia-Pacific. SAP has three lines of business operating segments: product, consulting and training. Furthermore, certain subsets of the Company are organized by industry sectors. The Company's customers include multinational enterprises as well as medium- and smaller-sized businesses.

     The Company consists of SAP AG and its network of 76 operating subsidiaries and has a presence or a representation in over 120 countries. The most significant subsidiary of the Company is SAP America, Inc., which is located in Newtown Square, Pennsylvania, in the United States. For a listing of each of the Company's subsidiaries, see pages F-45 through F-47 of the consolidated financial statements included herein.

EVOLUTION OF THE E-BUSINESS PLATFORM

     The Company introduced its first generation of software in 1973, a modest financial accounting application. SAP's efforts to integrate and streamline the way companies do business began with the development of materials resource planning solutions, referred to as MRP solutions, allowing for the optimization of operational activities.

     Expanding from MRP solutions, the Company developed integrated, cross-functional, multi-language, multi-currency business process solutions applicable to other business processes. These ERP systems sought ways to integrate all aspects of business, including distribution centers, field operations centers, corporate headquarters and sales offices. The Company designed its ERP software beyond the manufacturing plant by providing solutions for substantially all of the functions within the walls of the organization. In 1981, the Company introduced its second generation of application software, the R/2(R) system, which could be installed on an enterprise-wide basis without substantial customization. The Company believes that R/2 also reduced bottlenecks by improving and accelerating user access to data.

     In 1988, the Company anticipated and capitalized upon growth in the use of a new hardware technology, known as client/server architecture. During this period, the Company designed the initial version of the R/3(R) system to offer the functionality of R/2 in an open client/server environment. R/3 was brought to the market in the early 1990s. The Company believes that R/3 not only optimized manufacturing, but also distribution, finance, sales, procurement, inventory and human resources. In the years following the introduction of R/3, the Company introduced several new business software applications and enhanced existing products to operate independently of R/3.

     The Company believes that businesses are now looking for ways to extend processes optimized by business software across multiple business enterprises. In today's Internet economy, inter-enterprise integration has evolved into a new world of e-business, involving multiple business enterprises in diverse market segments. Each participant in the networked business value chain now has the potential to share information with others. With the growth of network access, bandwidth and coverage, the Company believes there is an increasing need for Internet e-business solutions that can leverage data from the enterprise and foster collaboration across multiple business partners and customers.

     These emerging customer needs led SAP to create several products designed to foster cross-enterprise cooperation across different enterprises. The products comprising mySAP.com(R) -- including extended supply chains solutions, customer relationship management programs, procurement solutions, sophisticated analysis and modeling tools, employee self-service solutions and more -- have now become the basis of the Company's mySAP.com e-business platform.

     The mySAP.com e-business platform is a new kind of enterprise system that enables a shift to a collaborative e-business environment. It offers solutions beyond traditional ERP programs that not only link together disparate enterprises but also remove the walls of the enterprise. The mySAP.com e-business platform solutions are designed to enable companies to participate in a larger collaborative community of customers, suppliers and partners. This collaborative community, or "virtual ecosystem," permits customers, suppliers and partners to shift functions and responsibilities as needed. It also transforms the sequential supplier-to-customer value chain into a collaborative dialogue, allowing companies to work in parallel with their customers, suppliers and business partners, each defining their needs in the relevant business process.

BUSINESS AND PRODUCT SOLUTION STRATEGY

     The Company's business strategy is to increase its profitability and market share by offering e-business software and service solutions to enable its large existing customer base and new customer prospects to grow value in a networked economy.

     SAP believes it can grow its profitability by extending its solutions beyond its core competencies in traditional ERP systems, such as finance, human resources and logistics applications, to its mySAP.com e-business platform, enabling inter-enterprise integration and collaboration.

     SAP also focuses on growing new service offerings such as mySAP Hosted Solutions, including Application Hosting, Marketplace Hosting and Application Service Provider Solutions ("ASP"). SAP expects to exploit new market opportunities in the medium- and smaller-sized business segment by leveraging its hosted solutions capabilities.

     SAP's business and product solution strategy is designed to grow profitability by extending the Company's footprint of e-business applications into existing customer implementations that can be implemented faster, attain better integration, meet the needs of core customers and reach new customer segments.

MYSAP.COM E-BUSINESS PLATFORM

     The mySAP.com e-business platform is a family of software and service solutions that are designed to empower customers, partners and employees to work together successfully in an open collaborative Internet environment. The platform is comprised of the following solutions:

     -  cross-industry e-business solutions;

     - industry specific e-business solutions that span across 21 different industries and core infrastructure; and

     -  technology and services jointly providing one e-business platform.

     In addition to the Company's software solution portfolio, the Company provides consulting, support and training services, ranging from project planning, implementation assistance and ongoing post-implementation support activities, to virtual classroom training for new and existing customers.

     The mySAP.com e-business platform provides solutions and services which allow companies to eliminate enterprise boundaries and participate in a global marketplace. mySAP.com e-business platform solutions are based on an open, scalable and flexible architecture that supports databases, applications, operating systems and hardware platforms from almost every major vendor.

     The mySAP.com e-business platform is designed to enable companies to:

     - provide Web-based access to all users allowing them to benefit from e-business solutions;

     -  buy and sell products and services online;

     - participate in multiple marketplaces and exchanges by forming ad hoc partnerships;

     - collaborate with partners and customers to extend the supply chain allowing for efficiencies, shortened product development times and improved planning, optimization and execution;

     - attract, maintain and service new customers while allowing for increased existing customer satisfaction;

     - integrate business-to-business transactions with back-office and enterprise systems;

     -  speed access to reliable, low-cost hosted solutions; and

     -  analyze business information and react more quickly.

     The mySAP.com e-business platform encompasses multiple SAP solutions, technologies and services, including:

     -  mySAP(TM) Customer Relationship Management;

     -  mySAP(TM) Supply Chain Management;

     -  mySAP(TM) Workplace(TM);

     -  mySAP(TM) Marketplace;

     -  mySAP(TM) e-Procurement;

     -  mySAP(TM) Product Lifecycle Management;

     -  mySAP(TM) Business Intelligence;

     -  mySAP(TM) Financials;

     -  mySAP(TM) Human Resources;

     -  mySAP(TM) Mobile Business;

     -  Industry solutions;

     -  mySAP(TM) Hosted Solutions;

     -  mySAP(TM) Services; and

     -  mySAP(TM) Technology.

     The Company licenses functionality comprising the mySAP.com e-business platform either individually or as a complete set of e-business solutions. The mySAP.com e-business platform can be deployed either centrally on a single computer system or distributed in a heterogeneous but integrated infrastructure.

mySAP Customer Relationship Management

     The customer continues to be central to the success of any business and the Internet has brought new pressures to the enterprise that now require it to know the customer better, service the customer better and manage the customer base more strategically. mySAP Customer Relationship Management, referred to as mySAP CRM, provides companies with e-business solutions for increasing revenue, retaining customers, enhancing service, as well as planning, building and maintaining customer relationships. mySAP CRM offers the following set of customer focused solutions throughout the various phases of the customer lifecycle:

     - Customer Engagement: Marketing, planning and campaign management, telemarketing, lead generation, opportunity management, sales activity and contact management, customer segmentation, product and service profiling, and collaborative content management;

     - Business Transaction: Order acquisition, Internet selling, telesales, Internet pricing and configuration, field sales and mobile sales, profitability analysis, and one-step buying and selling;

     - Order Fulfillment: Order lifecycle process, real-time availability checks, contract, billing and financials management, and order tracking; and

     - Customer Service: Interaction Call Center (inbound and outbound), Internet customer self-service, service management, claims management, dispatch, field and mobile service.

     mySAP CRM includes Internet Sales, which is delivered by SAPMarkets, Inc. and provides sales capabilities that support multiple Internet selling scenarios. Whether companies sell to consumers or business partners, Internet Sales offers integrated sales execution systems designed to maximize collaboration and streamline transaction processing. In this way, Internet Sales offers companies opportunities to increase revenue, attract new customers, interact directly with consumers and report sales information for more effective sales decisions.

mySAP Supply Chain Management

     mySAP Supply Chain Management, referred to as mySAP SCM, integrates extended supply chains to enable intelligent e-business processes. mySAP SCM permits customers and business partners to communicate more directly and share more information as work is completed. It allows for the transformation of supply chain management from a linear, sequential process into a collaborative community that enables customers, partners and suppliers to synchronize their supply chain activities.

     mySAP SCM provides companies and their supply chain partners with visibility across supplier and customer allocations, inventory levels, orders, forecasts, production plans and key performance indicators. In addition to visibility, the collaboration which mySAP SCM enables facilitates an open, interactive, Internet-based dialogue between supply chain partners that enables increased service and reduced investments in inventory.

     With mySAP SCM, a company's supply chain can merge with e-marketplaces to integrate acquisitions directly into supply chain operations. In addition, mySAP SCM is designed to drive consistent information and process flows across the supply chain, allowing companies and their supply chain partners to optimize planning and execution across enterprise boundaries. Entire supply chains can react quickly to changing market conditions and customer requirements, resulting in higher value for all supply chain participants.

     Key functional areas of mySAP SCM include:

     - Supply Chain Collaboration -- which supports key e-business processes required to perform supply chain planning and execution beyond the boundaries of a single company or enterprise. Examples include collaborative planning, forecasting and replenishment (CPFR), vendor-managed inventory (VMI) and direct procurement.

     - Supply Chain Design -- which enables companies to react to changing market conditions, such as new product launches and new customer segments, and to align their supply chain infrastructures. The strategic decision process covers strategic sourcing and addresses issues regarding the proper manufacturing locations for products and distribution, with results that include supplier selection, redesigned distribution concepts and transportation networks.

     - Demand and Supply Planning -- which enables supply chain partners to forecast and plan demand by considering historical buying and selling behavior, market intelligence and sales objectives.

     - Manufacturing -- which supports discrete and process manufacturing from planning to execution and analysis, and allows a fast, flexible approach to engineering changes and customer requirements by integrating manufacturing with other supply chain processes.

     - Direct Procurement -- which integrates the direct Internet buying capabilities of Enterprise Buyer and mySAP e-Procurement, including role-based procurement processes, automated replenishment and multiple supplier support.

     - Order Fulfillment -- which enables companies to commit delivery dates intelligently, in real-time, and to fill orders from all channels, through optimized manufacturing, warehousing and transportation processes.

     - Supply Chain Event Management -- which (1) monitors the various stages and milestones in the supply chain process, including milestones, from price quotation and procurement to product delivery, (2) distributes alerts and recommends actions when key events are missed, and (3) provides detailed reports on supply chain status.

     - Supply Chain Performance Management -- which (1) monitors and displays key indicators associated with supply chain performance, including costs, assets and objectives, (2) aids strategic decision-making and monitoring, (3) and integrates the analytical capabilities of mySAP Business Intelligence.

mySAP Workplace

     mySAP Workplace is a role-based enterprise portal providing personalized access to information, applications and services inside and outside a business enterprise. Depending on a user's role -- as employee, manager, sales representative or contractor -- mySAP Workplace provides the appropriate working environment, even on mobile computing devices. All Web services, functions and reports are accessible through a standard Web browser. No dedicated software needs to be installed on the desktop. mySAP Workplace provides an open environment, allowing the user's access to information and to mySAP.com solutions and non-SAP products by integrating legacy and third-party applications, as well as related Internet content.

     mySAP Workplace promotes business collaboration across diverse communities of companies and users, and it provides employees or virtual teams with a single point of access to a large and diverse set of information, applications and services. As an enterprise portal, mySAP Workplace supports seamless collaboration among customers, suppliers and business partners or, in the case of municipal and e-government portals, citizens. The primary benefits made available by mySAP Workplace are increased productivity and better service. Whether the user is a buyer, work scheduler, sales manager or controller, mySAP Workplace enables quick access to business information and related applications.

mySAP Marketplace

     SAPMarkets, Inc. is a U.S.-based subsidiary of SAP AG that, together with its European and Asian subsidiaries (collectively referred to as "SAPMarkets"), provides global e-marketplace, e-procurement and e-selling software and service solutions. These solutions can create value by facilitating mission-critical business processes encompassing multiple enterprises, partners and third-party service providers.

     SAP AG, SAPMarkets, Inc. and Commerce One, Inc., announced a strategic alliance agreement in 2000 to jointly deliver next-generation e-business marketplace solutions for the Internet economy. Under the strategic alliance agreement, Commerce One, Inc. provides the marketplace infrastructure that enables companies to establish and operate trading portals, and SAP, through SAPMarkets, provides functionality in the areas of supply chain management, product life-cycle management, customer relationship management and business intelligence. The resulting marketplace solution has the potential to transform linear and serial supply chains into collaborative communities, dramatically reducing cycle times, improving customer relationships and increasing productivity for businesses worldwide.

     mySAP Marketplace is delivered through MarketSet(TM), a joint marketplace solution from SAPMarkets, Inc. and Commerce One, Inc. MarketSet provides the necessary infrastructure for virtual markets, allowing multiple organizations to buy, sell and conduct collaborative business. This joint offering combines e-procurement with collaborative services for trading communities that allow for the reduction of product development times, for the improvement of customer relationships and for increased productivity. MarketSet provides enterprises with the software needed to build a marketplace and provide collaborative business services. The MarketSet platform provides the technology needed to ensure security, scalability and high availability of the marketplace. Once the marketplace has been built, additional MarketSet services software may be used consisting of:

     - Supply Chain Collaboration services software, which provides a range of collaborative supply chain capabilities, including planning, inventory management and demand aggregation;

     - Life-Cycle Collaboration services software, which includes capabilities needed to support collaborative engineering across enterprise boundaries, such as collaborative design and project management;

     -  Analytics, which includes reporting and benchmarking capabilities;

     - Content Management services software, which provides catalogue, product management and knowledge management capabilities;

     - e-Procurement services software delivered through Enterprise Buyer(TM), which supports indirect and direct procurement, bid/ask functionality, contract management and online negotiation;

     - Internet Sales services software, which includes order management and Internet selling capabilities; and

     - Dynamic Pricing services software, which supports forward and reverse auctions, as well as requests for information (RFI), requests for quotes
        (RFQ) and requests for proposals (RFP).

     The MarketSet framework enables enterprises to combine the collaborative services software with unique third-party add-in services for a specific industry or geographic region. MarketSet focuses on the efficiency of virtual markets by providing a collaboration platform that enables business processes across multiple software systems and by providing value added services.

     Customers of SAP, SAPMarkets and Commerce One, Inc. can enjoy a smooth transition to front-office and marketplace e-business solutions. With mySAP e-Procurement and Internet Sales services software from SAPMarkets, companies are able to connect to the new marketplace suite without re-implementing their internal systems.

mySAP e-Procurement

     mySAP e-Procurement is delivered through Enterprise Buyer(TM), a joint solution from SAPMarkets, and Commerce One, Inc. Enterprise Buyer supports electronic buying and requisitioning from the desktop and automates business transactions over the Internet. Enterprise Buyer is a suite of business buying solutions that goes beyond simple catalog ordering by allowing dynamic procurement of direct goods and management of the major facets of the supply chain. Enterprise Buyer provides users with a business-wide self-service Web-enabled solution for catalog buying of indirect goods and basic procurement activities. In addition, it enables direct procurement, automating and integrating the business processes required for buying raw material, parts and supplies, including bill of materials, materials management, contract buying, configured goods buying, plant maintenance and warehousing. The Enterprise Buyer Professional Edition provides for integration with mySAP Business Intelligence.

     Enterprise Buyer provides value for several specific roles within an organization, from professional purchasing agents to casual employee buyers. All functions of Enterprise Buyer can be accessed through mySAP Workplace, which provides specific, customized views for employees and also provides access via mobile devices with the Mobile Workplace. Enterprise Buyer integrates directly with mySAP CRM Internet pricing and configuration, as well as with mySAP e-Selling capabilities. Enterprise Buyer also supports Web-enabled inventory availability checks with mySAP SCM. Together with MarketSet, Enterprise Buyer provides access to a large and varied range of online marketplaces and exchanges.

mySAP Product Lifecycle Management

     mySAP Product Lifecycle Management, referred to as mySAP PLM, creates a collaborative environment for managing the complete product life cycle beginning with design and production and continuing through sales and maintenance. The goal of mySAP PLM is to enable the smooth inputting and processing of engineering information and customer order changes during the manufacturing process. At the same time, it distributes product information throughout a community of development-process participants, including customers, designers, suppliers and manufacturers. mySAP PLM moves engineering from a linear value chain to a collaborative community approach for product development by enabling collaborative engineering, custom product development and manufacturing management among multiple business partners.

     Using these collaborative roles, mySAP PLM establishes a new model for managing and communicating product knowledge through the extended supply chain. Functions offered by mySAP PLM include the following:

     -  Asset Life-Cycle Management;

     -  Life-Cycle Data Management;

     -  Life-Cycle Program Management;

     -  Life-Cycle Project Management;

     -  Change and Configuration Management;

     -  Life-Cycle Collaboration;

     -  Life-Cycle Quality Management; and

     -  Environment, Health and Safety (EH&S).

     mySAP PLM is closely linked with other mySAP.com solutions. It can be delivered through the mySAP Workplace, and it integrates with mySAP SCM and mySAP Marketplace to support collaborative engineering design and procurement.

mySAP Business Intelligence

     mySAP Business Intelligence, referred to as mySAP BI, offers a solution to the challenge of interpreting business information -- a process that remains critical to a company's success. mySAP BI combines data warehousing with comprehensive analytics for the mySAP.com e-business platform. The mySAP BI solution is delivered via the mySAP Workplace enterprise portal. mySAP BI seamlessly integrates information across mySAP.com solutions and non-SAP components and integrates the traditional business environment with e-business. mySAP BI offers integrated, Web-enabled capabilities for enterprise performance management, enabling companies to:

     -  visually represent and align strategy;

     -  communicate goals throughout the entire organization;

     -  quickly adjust strategy according to market changes;

     -  implement value strategy through scenario and activity-based planning;

     -  link strategy with operative targets and resource allocation;

     -  collect unstructured data from external and internal sources;

     -  consolidate actuals;

     - monitor performance of key success factors using external and internal benchmarks; and

     - communicate strategy to major partners and stakeholders and collect feedback.

mySAP Financials

     mySAP Financials help companies improve their ability to process and interpret financial data, handle financial transactions and communicate with their shareholders. It enables company-wide control and integration of financial information that is essential to strategic decision-making.

     mySAP Financials gives customers the ability to track financial accounting data within an international framework of multiple companies, languages, currencies and books of accounts. mySAP Financials is designed to comply with various international accounting standards such as U.S. GAAP and International Accounting Standards. The Company believes that it also fulfills the local legal requirements of many countries and reflects the legal and accounting changes resulting from European market and currency unification. Although financial accounting transactions are processed individually, they are integrated with all other relevant financial areas. With the general ledger, the special purpose ledger and comprehensive subledger functions, SAP provides essential tools both for the financial accounting system and for strategic decision making. For example, as an enhancement to the general ledger, the special purpose ledger supplies summary information from other components at a user-defined level of detail. By creating combinations of entered data, customers generate data summaries that can be used in planning, allocating, distributing and reporting. The special purpose ledger also allows customers to take advantage of more functions in general ledger and cost center accounting.

     mySAP Financials also provides tools for management accounting and financial analysis designed for knowledge-based businesses and the collaborative business models characteristic of the new economy (including economic chains, communities and e-business networks). In addition, it allows companies to reflect e-business transactions accurately in accounting systems, enabling organizations to carry out effective financial reporting.

mySAP Human Resources

     mySAP Human Resources, referred to as mySAP HR, is a set of integrated processes for automating and optimizing human resources management. mySAP HR encompasses substantially all facets of human resources management: organizational management, benefits administration, time management, payroll administration and employee development. It also provides standard language, currency, regulatory, human resources, payroll, benefits and time-management capabilities for use in more than 30 countries. This wide-ranging coverage means that customers can efficiently maintain, manage and analyze global data and easily deploy employee self-service applications. It is designed to enable employees to concentrate on more important services and streamlines the flow of information by integrating human resources processes with the company's key business processes.

     mySAP HR shifts the focus of human resources from individual employee transactions to the entire employee experience. To make this new strategic approach possible, mySAP HR provides:

     -  workforce analytics that enable better decision making;

     -  role-based content delivery;

     - functions which facilitate the alignment of human assets with a company's strategic goals;

     - management tools and employee portals that can be critical success factors for retaining key employees; and

     - comprehensive solutions designed to help companies optimize their investment in all employees.

mySAP Mobile Business

     mySAP Mobile Business extends the reach of mySAP.com beyond desktop PCs and wire-bound networks. With mySAP Mobile Business, users may access collaborative business solutions from remote locations. It enables companies to deliver higher levels of service and support to their employees, customers and business partners. Key functional areas of mySAP Mobile Business include:

     -  Handheld CRM Sales/Service;

     -  Mobile Workplace;

     -  Mobile Procurement;

     -  Mobile Business Applications;

     -  Mobile Business Intelligence;

     -  Mobile Project Management;

     -  Mobile Travel Management;

     -  Mobile Quality Management; and

     -  Utilities Meter Reading.

Industry Solutions

     The mySAP.com e-business platform can be tailored to suit the requirements of most industries. Industry solutions employ SAP's substantial industry experience acquired over decades of providing industry-specific business solutions. The Company believes that it is the industry leader in providing industry-specific expertise within its e-business solutions. Tailored industry solutions use the entire scope of the mySAP.com e-business platform solutions. SAP's industry solutions integrate to mySAP Marketplace solutions, if desired, and are packaged and configured with detailed features based on industry best practices. Industry solutions are divided into six industry sectors that include the following solutions:

Process Industries                         Service Industries
  -  mySAP Chemicals                       -  mySAP Media
  -  mySAP Mill Products                   -  mySAP Service Providers
  -  mySAP Oil & Gas                       -  mySAP Telecommunications
  -  mySAP Pharmaceuticals                 -  mySAP Utilities
  -  mySAP Mining
Discrete Industries                        Financial Services
  -  mySAP Aerospace & Defense             -  mySAP Banking
  -  mySAP Automotive                      -  mySAP Insurance
  -  mySAP Engineering & Construction      -  mySAP Financial Service Provider
  -  mySAP High Tech
Consumer Industries                        Public Services
  -  mySAP Consumer Products               -  mySAP Healthcare
  -  mySAP Retail                          -  mySAP Higher Education & Research
                                           -  mySAP Public Sector

mySAP Hosted Solutions

     For many companies, the cost of implementing new solutions or changing a company's technical infrastructure can be a roadblock on the way to the Internet economy. This is particularly true for many medium- and smaller-sized companies. mySAP Hosted Solutions helps alleviate this problem by allowing companies to move to mySAP.com quickly and cost effectively. To address this growing market opportunity, SAP created a subsidiary, SAP Hosting AG & Co. KG, to focus on developing hosting solutions for SAP customers and partners. The goal is to enable enterprises of all sizes to access the capabilities of mySAP.com without costly equipment expenditures and technical infrastructure changes. With mySAP Hosted Solutions, customers may choose hosting solutions directly from SAP, through SAPHosting or from certified hosting partners.

     mySAP Hosted Solutions include three primary types of hosting services:

     -  Application Hosting,

     -  Marketplace Hosting; and

     -  ASP.

     Application Hosting includes providing the infrastructure, implementation, operation and ongoing support for selected applications. The Marketplace Hosting solution provides the software a company needs to join or operate an online marketplace. ASP solutions combine software, infrastructure, service, support and rapid implementation for a comprehensive solution. The ASP provider manages the customer environment, enabling one location for the majority of the customer's software needs. Delivered as a service, ASP supports a one-to-many application model with minimal custom configuration.

mySAP Services

     SAP is committed to offering its customers not only total product solutions but also proactive services and support. SAP has expanded its consulting, support and training organization over the last several years. As of December 31, 2000, 11,555 employees were committed to consulting, support and training services, an increase of 5.5% from December 31, 1999. mySAP Services provide advice, personalized and proactive services and collaborative learning environments. With mySAP Services, customers can extend their capabilities in core business processes, solution integration, system management, online marketplaces and many other business and technology areas.

     mySAP Services are designed to enable companies to transition from conventional business processes to collaborative e-business processes for the networked economy. mySAP Services offer capabilities designed specifically to help SAP customers improve their e-business processes and meet their business and organizational goals. Key functional areas of mySAP Services are set forth below.

Business Solutions Consulting

     mySAP Services Business Solutions Consulting provides assistance throughout the mySAP.com product life cycle. mySAP Business Solutions Consulting enables the customer to achieve benefits that include:

     -  improved business strategy based on streamlined business processes;

     -  IT strategy and environment tailored to customers requirements;

     -  faster, more reliable and more cost-effective implementations; and

     - continuous improvement of mySAP.com and business processes for greater competitiveness.

     mySAP Services Business Solutions Consulting provides guidance in design of business solutions, project management and business improvement. Key capabilities include:

     - identifying business opportunities and selecting the solution that best fits the customers business strategy;

     -  program and project management;

     - design of business processes, information architectures, portals and user roles, as well as, traditional solution elements such as software, technology, services and content;

     -  organizational change management; and

     -  quality and risk management.

Solution Operations Services

     Implementation services and operations planning from mySAP Services Solution Operations Services enable the customer to achieve benefits which include:

     -  rapid, reliable entry into e-business;

     -  faster, more cost-effective implementation; and

     -  knowledge transfer.

     mySAP Services Solution Operations Services offer implementation assistance and operations planning that cover issues encountered throughout the product life cycle. Key capabilities include:

     -  architecture planning;

     -  implementation services;

     -  custom development;

     -  systems integration;

     -  operations planning; and

     -  optimization services.

Educational Services

     The Company is one of the largest training providers for business software in the world. The curriculum comprises over 280 different courses, offered at more than 80 training centers worldwide or at customer sites. SAP's training courses include three levels suited for the increasing competence of users as they progress through the training sequence. All courses are modularized so that they can be adapted to suit unique training needs. In addition, SAP offers training and certification for SAP's consulting partners to ensure the availability of competent SAP specialists. SAP also offers its customers "portable classrooms" which permit training to be accomplished at their own site. In the past, SAP has focused on training project team members of its customers who, in turn, typically train end-users, frequently with the support of SAP and its implementation partners. In addition, SAP trains end-users. SAP's standard training documents form the basis for effective in-house training on customer- and project-specific topics.

     In the first quarter of 2000, the Company announced its capability to execute live training sessions over the Internet. SAP's e-learning initiative now includes three different types of online training: e-Learning Live, e-Learning Recorded and e-Learning Self-Paced. Live or recorded course broadcasts combine with Web-based tutorials to form a comprehensive offering to meet the increasing demand for on-line training. The integrated Internet Demo and Education System, referred to as IDES, accelerates familiarization with and understanding of SAP business processes. SAP believes that e-Learning and traditional learning methods will complement each other.

Support Services

     The Company performs maintenance and information services which provide the customer with technical support, including:

     -  telephone hotline and remote online support for the Company's products;

     -  assistance in resolving problems;

     -  user documentation;

     -  updates for software products; and

     -  new releases, versions and correction levels.

     The Company also provides its customers with an online software system supported in a "bulletin board" format, permitting customers to monitor the progress of their requests for assistance, to access information about solutions provided to other customers and to obtain information such as release planning, application descriptions, SAP publications and training course dates. In the event that a solution or program patch is not readily available, the Company's technical support staff has the ability to remotely access the customer's system and analyze the problem first hand. Customer problem communication is also possible via phone, fax and Internet media.

     The Company provides support 24 hours per day, seven days per week for all "priority 1" customer problems which enables coverage of all customers throughout the globe by one of the Company's three major support hubs. The Company's support is strategically staffed to provide coverage for all of the mySAP.com business applications. Further, an escalation team offers critical intervention services and provides the customer a liaison to development for those cases requiring the expertise of program authors.

     Remote connectivity enables the customer to take advantage of the productive and proactive services offered by SAP.

mySAP Technology

     mySAP Technology affords SAP customers a coherent, scalable and standards-based architecture that can handle the complete range of e-business and enterprise applications. mySAP Technology is built upon an open, flexible, framework built on fundamental industry standards, such as HTTP and XML, that ensures openness and interoperability. This allows SAP to deliver e-business solutions tailored to the needs of customers and their business partners. This capability becomes increasingly important as heterogeneous organizations with different technology infrastructures come together in collaborative business relationships.

SALES, MARKETING AND DISTRIBUTION

     The Company generally handles its own marketing, sales, distribution and technical support training. In Germany, SAP AG markets its products and services primarily through its own direct sales and support force. Outside of Germany, the Company primarily utilizes its worldwide network of subsidiaries to market and distribute its products and services locally. Those subsidiaries have entered into license agreements with the Company pursuant to which the subsidiary acquires the right to sublicense the Company's products to customers within a specific territory and agrees to provide primary support to those customers. Under these agreements, the subsidiaries retain a certain percentage of the revenue generated by the sublicensing activity. In the United States, the Company began operating in 1988 through SAP America, Inc., a wholly owned subsidiary. Since then, the United States has become one of the Company's most important markets. In certain countries, the Company has established distribution agreements with independent resellers rather than with subsidiaries.

     The Company has developed an independent sales and support force through the establishment of value-added resellers who assume responsibility for the licensing, implementation and support of SAP software products. The Company has also entered into strategic alliances with major system integration firms, telecommunication firms and computer hardware providers to offer certain mySAP.com solutions.

     During 2000, the Company restructured its global marketing operations and laid the foundations for more effective communication of both its position as a leading e-business solution provider and the quality of its solution offerings. Subsequent to this reorganization, SAP started running a broad-based campaign including television spots and newspaper advertisements in more than 40 countries by year-end.

     The Company's marketing and product development efforts cover large, multinational concerns as well as medium- and smaller-sized companies. The Company believes that its solutions and services meet important needs of all kinds of customers and are not dependent on the size or industry of the customer.

     Capitalizing on the new possibilities of the Internet, the Company actively makes use of online marketing. Products such as the mySAP Workplace can be tested online and special services such as IDES help familiarize customers and prospects with new solutions and services.

     The Company supplements certain of its consulting and support services through alliance partnerships with hardware and software vendors, systems integrators and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the alliance partner ranges from pre-sales consulting for e-business solutions to the implementation of SAP software products to project management and end-user training for customers and, in the case of certain hardware and software vendors, to technology support.

SEASONALITY

     As is common in the software industry, the Company's business has historically experienced its highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2000, 1999 and 1998 first quarter revenue being lower than revenue in the prior year's fourth quarter. The Company believes that this trend will continue in the future and that its revenue will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

REVENUE BY GEOGRAPHIC REGION

     The Company operates its business in three principal geographic regions, namely EMEA, the Americas and Asia-Pacific. The Company allocates revenue amounts to the region in which the customer is located. See note 35 to the Company's consolidated financial statements included herein for additional information with respect to operations by geographic region.

     The following table sets forth, for the years indicated, the total revenue attributable to each of the Company's three principal geographic regions.

                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                   (IN MILLIONS OF E)
Germany.....................................................  1,237.4    1,067.3      797.9
Rest of EMEA................................................  1,836.5    1,407.4    1,138.7
                                                              -------    -------    -------
  Total EMEA................................................  3,073.9    2,474.7    1,936.6
                                                              =======    =======    =======
United States...............................................  1,848.3    1,638.3    1,564.3
Rest of Americas............................................    587.3      507.5      437.6
                                                              -------    -------    -------
  Total Americas............................................  2,435.6    2,145.8    2,001.9
                                                              =======    =======    =======
Asia-Pacific................................................    755.1      489.7      377.1
                                                              -------    -------    -------
  Total revenue.............................................  6,264.6    5,110.2    4,315.6
                                                              =======    =======    =======

     EMEA. Approximately 49.1% of the Company's 2000 revenue was derived from the EMEA region compared to 48.4% in 1999. Approximately 40.3% of the revenue for the EMEA region in 2000 was derived from Germany compared to 43.1% in 1999. The remainder of the revenue for the EMEA region in 2000 was derived primarily from the United Kingdom, Switzerland, France, the Netherlands and Italy. In 1999, the Company had restructured its operations in the United Kingdom and Russia and revenue increased in 2000 by 55.0% and 151.0% in the United Kingdom and Russia, respectively, compared to 1999. The number of employees in the EMEA region increased by 19.5% from 13,074 at December 31, 1999 to 15,628 at December 31, 2000. In Germany, the number of employees increased by 17.1% to 10,432 at December 31, 2000 compared to 8,912 at December 31, 1999.

     Americas. Approximately 38.9% of the Company's 2000 revenue was derived from the Americas region compared to 42.0% in 1999. Revenue from the United States represented approximately 75.9% and 76.4% of the Company's total for the Americas region for 2000 and 1999, respectively. In the first half of 2000, management was reorganized in the United States and given the task to stabilize staff turnover and to improve product and service sales. With the help of 23% growth in the final quarter of 2000 compared to the same period in 1999, revenue increased in the United States by 12.8% to E 1,848.3 for 2000 from E 1,638.3 million for 1999. After adjustments for the positive currency exchange effect, revenue from the United States declined in 2000 by 2% compared to 1999. Revenue for the Americas region as a whole, which were strongly impacted by the developments in the United States, rose to E 2,435.6 million, an increase of 13.5% compared to 1999. The remainder of revenue for the Americas region was derived primarily from Canada, Brazil, Mexico,

Argentina and Venezuela. The number of employees in the Americas region increased by 1.2% from 6,005 at December 31, 1999 to 6,077 at December 31, 2000.

     Asia-Pacific. Approximately 12.1% of the Company's 2000 revenue was derived from the Asia-Pacific region, compared to 9.6% in 1999. In 2000, the Company's revenue from the Asia-Pacific region was derived primarily from Japan, Australia, Singapore, South Korea, India and Malaysia. The effect of the Company's organizational restructuring in Japan in 1999, combined with the economic recovery in the region, contributed to the 54.2% rise in total revenue in the Asia-Pacific region in 2000 compared to 1999. The number of SAP product installations in Japan grew by approximately 70% in 2000 compared to 1999. Two countries in which the Company reorganized its operations over the last two years, Japan and South Korea, posted revenue increases in 2000 of approximately 126% and 192%, respectively, compared to 1999. In the Asia-Pacific region, the number of employees increased 5.9% from 2,620 to 2,775 at December 31, 1999 and 2000, respectively.

REVENUE BY INDUSTRY SECTOR

     In 1998, the Company established six industry sectors in order to focus the Company's product development efforts on key industries and to provide best business practices and integrated business solutions specific to those industries. In 2000, the original 1998 sectors were modified and now include:
(i) process industries; (ii) discrete industries; (iii) consumer industries;
(iv) service industries; (v) financial services; and (vi) public services. The following table sets forth the total sales revenue attributable to each such industry sector for the years ended December 31, 2000, 1999 and 1998. Prior year amounts have been reclassified for comparative purposes.

                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                   (IN MILLIONS OF E)
Process Industries..........................................  1,365.9    1,033.7      975.8
Discrete Industries.........................................  1,549.4    1,450.1    1,147.9
Consumer Industries.........................................    996.4      769.7      677.7
Service Industries..........................................  1,586.7    1,225.8    1,080.0
Financial Services..........................................    322.6      272.6      177.1
Public Services.............................................    443.6      358.3      257.1
                                                              -------    -------    -------
Total revenue...............................................  6,264.6    5,110.2    4,315.6
                                                              =======    =======    =======

EURO CURRENCY

     Effective January 1, 1999, the euro was introduced in the member states of the European Union (including Germany) participating in the EMU as a common legal currency for "paperless" transactions, pending the substitution of euro bank notes and coins for the national currencies of the participating EMU states expected to occur between January 1, 2002 and February 28, 2002. As of January 1, 1999, fixed exchange rates were introduced, according to which funds denominated in the currency of one participating EMU state are convertible into the currency of another participating EMU state. It is anticipated that as of March 1, 2002, the euro will be the official legal tender for the participating EMU states, and the national currencies of those EMU states will be withdrawn from circulation. Until March 1, 2002, business in participating member states will be conducted in both the existing national legal tender and the euro and, thereafter, exclusively in the euro. As a result, companies operating in or conducting business in these participating EMU states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the euro currency. As a result, all companies headquartered or maintaining a subsidiary in a participating EMU country must be euro-enabled in less than one year.

     Products. The transition to the euro involves changing budgetary, accounting and fiscal systems in companies and public administration, as well as the simultaneous handling of parallel currencies and conversion of legacy data. Additional programs are necessary to convert legacy data. The Company's software products are designed to fully accommodate the implementation of the euro. The Company's euro solution offers functionality that converts existing SAP software components to the euro and handles the dual currency phase-in by enabling applications to present values in both the euro and the customer's national currency. However, there can be no assurance that SAP software products will contain all euro currency requirements. Any inability of the SAP software products to comply with euro requirements could have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     Competitive Implications. The introduction of the euro on January 1, 1999 did not have a material effect on the pricing of the Company's products and services or on the markets for SAP software products. The Company believes that the introduction of the euro currency as legal tender between January 1, 2002 and February 28, 2002 will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

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

     Currency and Foreign Exchange Exposure. The introduction of fixed exchange rates among the participating EMU states and the ultimate transition to the euro has eliminated the impact on the Company's consolidated financial statements of foreign currency translation from the participating EMU states' national currencies and foreign currency exchange risk associated with transactions involving the participating EMU states' national currencies. In addition, interest rate differences and the associated risk between the participating EMU states have also disappeared. As a result, the basis for hedging and other derivative transactions with respect to such national currencies have been eliminated, thereby creating opportunities for cost savings.

COMPETITIVE ENVIRONMENT

     SAP competes with other companies engaged in the research, development and marketing of integrated e-business solutions and standard business application software along with the associated applications development tools, decision support products and services. This market is intensely competitive. The Company has global, regional and local competitors. While the Company believes it is well positioned to compete successfully in its market, there can be no assurance that the Company will be able to compete successfully. See "Item 3. Key Information -- Risk Factors."

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

     The Company relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect its rights in its software products. See "Item 3. Key Information -- Risk Factors."

     The Company generally licenses its products to customers pursuant to a perpetual license. These license agreements are generally in standard form, although each license is individually negotiated and may contain variations. The licenses generally restrict the use of SAP software products to authorized users, which may include (usually on a screen-only basis) access by a customer's dealers, distributors and suppliers, and prohibit a customer from disseminating or distributing SAP software products to any unauthorized person. The licenses are generally non-transferable or, if transferable, the transfer is subject to the Company's reasonable approval. SAP software products are licensed to end-users not only by the Company but also by independent third-party distributors or by hosted solution providers and ASPs. Although the Company seeks to establish the conditions under which such distributors and solution providers license its products, there can be no assurance that such distributors or solution providers license the SAP software products solely in compliance with such conditions. Some SAP software products contain third-party intellectual property that the Company licenses or otherwise acquires.

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

     The Company actively pursues trademark registrations and patents in countries in which SAP software products are licensed and used and in which its services are performed. The Company believes that the trademarks which are material to its business are registered in the countries in which the Company has significant sales. The Company continually reviews new developments for possible patent applications.

CAPITAL EXPENDITURES

     The Company's capital expenditures for intangible assets and property, plant and equipment for the years ending December 31, 2000, 1999 and 1998 were E 285.4, E 354.2 million and E 388.6 million, respectively. Principal areas of investment during 2000 related to construction of buildings, primarily in Germany, and to the purchase of computer hardware to support ongoing increases in employees and global operations.

DESCRIPTION OF PROPERTY

     The Company's principal administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Walldorf, Germany, 60 miles south of Frankfurt. The Company owns its principal Walldorf facilities, which are currently being expanded. This expansion commenced in fiscal 2000 and is expected to be completed in fiscal 2001. The primary reason for the expansion is to provide additional space for the Company's research and development activities. The cost to complete this expansion, together with any expansions to other facilities, is not expected to exceed E107 million in fiscal 2001. The Company expects to finance such expansions through working capital and existing credit facilities described herein under "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources." The Company owns a site in Newtown Square, Pennsylvania, for use as its U.S. headquarters for the Americas regional operations for administration, marketing, sales, consulting, training, customer support and research and development. The Company owns, or otherwise controls, sufficient undeveloped land to expand the facilities in Newtown Square as required.

     The location of each of the Company's other facilities in excess of 40,000 square feet, all of which are leased (unless otherwise indicated), is set forth below:

COUNTRY, CITY                              FACILITY DESCRIPTION
-------------                              --------------------
Austria, Vienna..........................  Sales, consulting and training
Belgium, Brussels........................  Sales, consulting and training
Brazil, Sao Paulo........................  Sales, consulting and training
Canada, North York, Ontario..............  Sales, consulting and training
Czech Republic, Prague...................  Sales, consulting and training
Denmark, Broendy.........................  Sales, consulting and training
France, Paris............................  Sales, consulting and training
Germany
  Alsbach (owned)........................  Sales and consulting
  Freiberg...............................  Sales and consulting
  Munich.................................  Research and development, sales, consulting and training
  Ratingen...............................  Sales, consulting and training
  St. Ingbert (owned)....................  Research and development, sales, consulting
  St. Leon-Rot (owned)...................  Research and development and training
India, Bangalore.........................  Research and development
Ireland, Dublin..........................  Customer support
Italy, Milan.............................  Sales, consulting and training

COUNTRY, CITY                              FACILITY DESCRIPTION
-------------                              --------------------
Japan, Tokyo.............................  Research and development, sales, marketing and training
Mexico, Mexico City......................  Sales and consulting
The Netherlands,'s-Hertogenbosch.........  Sales, consulting and training
Portugal, Lisbon.........................  Sales, consulting and training
Singapore, Singapore.....................  Sales, consulting, training and customer support
South Africa, Johannesburg...............  Sales, consulting and training
Spain, Madrid............................  Sales, consulting and training
Sweden, Stockholm........................  Sales and consulting
Switzerland, Biel (owned)................  Sales and marketing
United Kingdom
  Feltham (owned)........................  Sales and consulting
  Hayes..................................  Training
United States
  Palo Alto, California..................  Research and development and sales
  Waltham, Massachusetts.................  Sales, marketing, consulting and training
  Chicago, Illinois......................  Sales, marketing, consulting and training
  Foster City, California................  Sales, marketing, consulting and training
  Atlanta, Georgia.......................  Sales, marketing, consulting and training

     The Company believes that its facilities are in good operating condition and adequate for their present and anticipated usage.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ACCOUNTING PRINCIPLES

     The following discussion is based upon the Company's consolidated financial statements and notes thereto included in "Item 18. Financial Statements" in this Annual Report on Form 20-F, which have been prepared in accordance with U.S. GAAP. For a discussion of significant U.S. accounting principles used in preparation of the consolidated financial statements, see note 3 to the Company's consolidated financial statements included herein.

NEW ACCOUNTING PRONOUNCEMENTS

     In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), which replaces SFAS No. 125. SFAS 140 provides the accounting and reporting standards for securitizations and other transfers of financial assets and collateral. These standards are based on consistent application of a financial-components approach that focuses on control. SFAS 140 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 140 is effective for transfers after March 31, 2001 and is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. The Company does not anticipate that the adoption of SFAS 140 will have a material impact on its consolidated financial statements.

OVERVIEW

     For the year ended December 31, 2000, the Company's revenue and income before income taxes were approximately E 6.26 billion and E 1,031.5 million, respectively, as compared with E 5.11 billion and E 980.3 million, respectively, for the year ended December 31, 1999. Net income was E 634.3 million and E 601.0 million for the years ended December 31, 2000 and 1999, respectively. The Company consists of SAP AG and its network of 76 operating subsidiaries and has a presence or a representation in over 120 countries.

     The Company operates in three geographic regions, namely EMEA, the Americas and Asia-Pacific. SAP has three line of business operating segments: products, consulting and training. Furthermore, certain subsets of the Company are organized by industry sector. For a discussion of the Company's geographic regions and industry sectors, see "Item 4. Information on the Company -- Description of the Business -- Revenue by Geographic Region", "-- Revenue by Industry Sector" and note 35 to the consolidated financial statements included herein.

     The Company's principal sources of revenue are product revenue and service revenue. Product revenue consists primarily of software license fees and maintenance fees. License fees are derived from the licensing of SAP software products to customers. The Company provides optional maintenance for a fixed fee calculated on the basis of the initial license fee paid by the customer. Maintenance entitles the customer to upgrades and enhancements through new product releases, versions and correction levels, telephone support on the use of the products and assistance in resolving problems, remote support, access to online bulletin board support services as well as a world-wide remote monitoring and diagnosis service for the mySAP.com e-business platform. The Company's service revenue consists of consulting and training revenue, which is derived primarily from the services rendered with respect to implementation, consulting and training of customer project teams and end users in connection with the installation of SAP software products in customers' enterprises, as well as training third-party consultants with respect to SAP software products.

     The Company generally licenses its products under two different models. The first entails licensing individual software components on a "right to use" basis pursuant to a perpetual license providing for an initial license fee based on the number and types of identified users or the other applicable criteria. Additional license fees are charged when the designated number of users or another relevant metric is increased. Under the second model, the initial license fees are tied more closely to level of usage or transactions to be effected, with additional license fees being charged when the relevant metric is increased. In addition to these two models, the Company, together with certain of its business partners, offers certain SAP software products to medium-and smaller-sized companies as a component of application hosting offerings in which license and maintenance fees may be paid to the Company on a per user, per month or similar subscription basis (rather than an upfront license payment). The Company also offers SAP software pursuant to leasing terms.

     The Company recognizes software revenue in accordance with SOP 97-2. In accordance with SOP 97-2, software license fee revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. The Company allocates a portion of its software revenue to post-contract support activities or other services or products provided to the customer free of charge or at non-standard discounts when provided in conjunction with the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products. Software license fees for resellers or other members of the indirect sales channel are based on a fixed percentage of the Company's standard prices. The Company recognizes software license revenue for such contracts based upon the terms and conditions provided by the reseller to its customer.

     Revenue from post-contract support is recognized ratably over the term of the contract on a straight-line basis. Consulting and training service revenue is generally recognized at the time the service is performed. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the contract has been executed, delivery of the software has occurred, fees are fixed and determinable and collection is probable. In instances where the aforementioned criteria have not been met, both the license and the consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns and allowances.

     In limited instances, the Company will enter into fixed fee consulting arrangements. Revenue under such arrangements is generally recognized using the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

     In December 1999, the SEC issued SAB 101, which provides the SEC's interpretations of existing revenue recognition rules. In addition, the SEC issued a Frequently Asked Questions and Answers document in October 2000, to provide additional details. The Company's accounting policies are consistent with the SEC's clarification, and accordingly, the Company's adoption of SAB 101 did not materially impact the consolidated financial statements.

EXCHANGE RATE EXPOSURE

     Although the Company's financial accounting and reporting currency is the euro, a significant portion of the Company's business is nevertheless conducted in currencies other than the euro. International sales are primarily made through the Company's subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where exchange rate exposure is considered high, some sales may be denominated in euros or Dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of the Company's subsidiaries is the local currency or the euro for countries that participate in the EMU. Therefore, the Company's consolidated financial position, results of operation and cash flows may be materially affected by movements in the exchange rate between the euro, on the one hand, and the respective local currencies to which the Company's subsidiaries are exposed, on the other hand. In general, appreciation of the euro relative to another currency has a negative effect on results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect revenue and operating results. The principal currencies in which the Company's subsidiaries conduct business that are subject to the risks described in this paragraph are the Dollar, the Japanese Yen, the British Pound, the Swiss Frank, the Brazilian Real, the Canadian Dollar and the Australian Dollar.

     Of the Company's consolidated revenue in 2000 and 1999, approximately 66% and 64%, respectively, were attributable to operations in non-EMU participating countries and translated into euros. Fluctuations in the value of the euro had positive/(negative) effects on the Company's consolidated revenue, income before income taxes and net income of E 436.0 million, E 31.9 million and E 10.4 million, respectively, for 2000 and E 82.8 million, (E 25.0) million and (E 34.9) million, respectively, for 1999. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Foreign Currency Risk."

INTEREST RATE EXPOSURE

     The Company invests its cash primarily in bank time deposits and marketable securities, including fixed and variable rate marketable debt securities. The majority of such investments are denominated in euros and Dollars. Cash held by foreign subsidiaries is generally held in short-term time deposits denominated in the local currency.

     Net interest income increased to E 59.2 million in 2000 compared to E 31.2 million and E 31.1 million in 1999 and 1998, respectively. The increase in net interest income was due primarily to increased interest rates and the Company's liquidity during 2000.

     While the Company is exposed generally to fluctuations in the interest rates of many of the world's leading industrialized countries, the Company's interest income and expense is most sensitive to fluctuations in the level of U.S. and EMU interest rates. The fair market values of both fixed and variable rate investments are exposed to such interest rate risk. To the extent that interest rates rise, fixed interest securities may be adversely impacted, whereas a decline in interest rates may decrease the anticipated interest income for variable rate investments. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk -- Interest Rate Risk."

INFLATION

     The rates of inflation on an average basis in Germany during 2000, 1999 and 1998 were 1.9%, 0.6% and 1.0%, respectively. The inflation rates on an annual average basis in the United States for those years were 3.4%, 2.2% and 1.6%, respectively. The effects of inflation on the Company's operations have not been significant in recent years.

CHANGES TO GERMAN TAX LAW ("STEUERSENKUNGSGESETZ -- STSENKG")

     Changes to German tax laws were enacted in October 2000. The new tax laws reduce the existing German corporate tax rates from 30% for distributed earnings and 40% for undistributed earnings to 25% for both, effective 2001. Additionally, capital gains and losses realized on the sale of securities of German corporations will be exempt from taxation beginning 2002. Capital gains and losses realized on the sale of securities of foreign corporations will probably be exempt from taxation effective in 2001 or, at the latest, 2002. See "Item 10. Additional Information -- Taxation."

OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2000 COMPARED WITH YEAR ENDED DECEMBER 31, 1999

Total Revenue

     Total revenue increased from E 5,110.2 million for 1999 to E 6,264.6 million for 2000, representing an increase of E 1,154.4 million or 22.6%. Total revenue consists of product revenue (software and maintenance) and service revenue (consulting and training). The growth in 2000 total revenue was due to increases in product revenue of 33.4%, consulting revenue of 6.4% and training revenue of 1.5% compared to 1999.

     Product Revenue. Product revenue increased from E 3,094.5 million for 1999 to E 4,129.1 million for 2000, representing an increase of E 1,034.6 million or 33.4%. Software revenue increased from E1,932.4 million in 1999 to E 2,458.7 million in 2000, representing an increase of E 526.3 million or 27.2%. mySAP.com accounted for 52.7% (E 1,295.8 million) of software revenue, thus becoming the Company's main source of sales revenue since being made available in October 1999. Fourth-quarter mySAP.com sales generated 63% of software revenue for the quarter and were 412% higher than in the corresponding quarter in 1999. Software revenue for the products that were originally introduced as New Dimension applications totaled E 657 million in 2000, an increase of 251% compared to 1999. Software solutions for electronic marketplaces earned the Company E63 million, or approximately 10% of the software revenue for the New Dimension applications, and approximately 2.6% of total software revenue.

     Maintenance revenue increased from E 1,162.1 million in 1999 to E 1,670.4 million in 2000, representing an increase of E 508.3 million or 43.7%. This strong growth was due in part by a rise in the standard rate for maintenance charges implemented during 1999 and by the increase in the Company's customer base.

     Product revenue as a percentage of total revenue increased from 60.6% in 1999 to 65.9% in 2000. This increase was due primarily to the strong software and maintenance revenue growth combined with relatively flat growth in the Company's 2000 service revenue compared to 1999.

     Service Revenue. Service revenue increased by E 104.4 million, or 5.4%, from E 1,941.4 million for 1999 to E 2,045.8 million for 2000. Consulting revenue increased from E 1,546.9 million in 1999 to E 1,645.2 million in 2000, representing an increase of 6.4%. Consulting revenue as a percentage of total revenue decreased from 30.3% in 1999 to 26.3% in 2000. Year-on-year consulting revenue growth in 2000 declined from the 37.9% year-on-year growth rate in 1999 due to reduced demand for Year 2000 problem-related consulting services with the passing of the millennium date. In addition, the Company focused in 2000 on transitioning its consultants to meet the shift in customer demand toward e-business services. Consulting revenue for the fourth quarter of 2000 increased by approximately 27% compared to the corresponding period in 1999.

     Training revenue increased by 1.5% from E 394.5 million in 1999 to E 400.6 million in 2000. Training revenue remained relatively consistent in 2000 compared to 1999 primarily due to the Company's worldwide reorganization of this area, which resulted in more efficient provision of training. In addition, the improved user-friendliness of SAP software resulting from the EnjoySAP initiative led to a decreased need to train individual users.

Total Operating Expenses

     Total operating expenses increased from E 4,314.0 million for 1999 to E 5,461.9 million for 2000, representing an increase of E 1,147.9 million or 26.6%. This increase in total operating expenses was due in part to the impact of the SARs granted to eligible employees in May 1999 (the "1999 SARs") under the Company's STAR Plan. Total operating expenses in 1999 included E 140.3 million related primarily to the 1999 SARs, while total operating expenses in 2000 included E 440.8 million for the 1999 SARs. Disregarding expenses for the 1999 SARs, the increase in operating expenses from 1999 to 2000 was 20.3%. In addition, the increase in operating expenses resulted from the increase in sales and marketing costs associated with intensification of marketing activities. The increase in operating expenses also resulted from the Company's investment in personnel, facilities and equipment in an effort to continue building a strong global infrastructure. The growth in total operating expenses was also due to the Company's significant investment in the further development of the mySAP.com e-business platform.

     Cost of Product. Cost of product consists of customer support costs and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by the Company to customers. Cost of product increased by 37.0% from E 526.7 million for 1999 to E 721.6 million for 2000. As a percentage of product revenue, cost of product increased from 17.0% in 1999 to 17.5% in 2000. Cost of product excluding STAR Plan expenses increased by 29.4% to E 668.5 million.

     Cost of Services. Cost of services consists largely of consulting and training personnel expenses. Cost of services increased by 7.7% from E 1,625.1 million for 1999 to E 1,750.5 million for 2000. As a percentage of service revenue, cost of services increased to 85.6% in fiscal 2000 from 83.7% in 1999. Excluding STAR Plan expenses, cost of services in 2000 amounted to E 1,628.7.7 million, representing an increase over 1999 of 2.9%.

     Research and Development. The Company's research and development expenses include those personnel expenses related to research and development employees, expenditures on computer hardware used in research and development and expenditures on independent contractors retained by the Company to assist in its research and development. Research and development expenses increased by E 224.7 million, or 30.2%, from E 744.7 million in 1999 to E 969.4 million in 2000. As a percentage of total revenue, research and development expenses increased from 14.6% for 1999 to 15.5% for 2000. This increase resulted from the impact of the 1999 SARs and the significant investment made by the Company in 2000 in connection with the development of the mySAP.com e-business platform. Of the Company's total research and development expenses for 1999 and 2000, 50.6% and 58.0%, respectively, constituted personnel expenses. The number of research and development employees increased from 5,403 in 1999 to 6,788 in 2000, representing an increase of 25.6%. The percentage of employees working in the research and development department increased to 27.7% for 2000 from 25.0% in 1999.

     Sales and Marketing. Sales and marketing expenses increased by 39.4% from E 1,131.9 million for 1999 to E 1,577.3 million for 2000, representing 25.2% and 22.2% of total revenue, respectively. Sales and marketing expenses excluding STAR Plan expenses increased by approximately 35% to E 1,490 million. The level of sales and marketing costs increased primarily due to the intensification of marketing activities, which the Company expects will generate revenue benefits in the future. The number of employees in sales and marketing grew by 12.6% from 3,809 in 1999 to 4,288 in 2000.

     General and administration. General and administrative expenses increased by 60.6% from E 260.1 million for 1999 to E 417.6 million for 2000, representing 5.1% and 6.7% of total revenue, respectively. These increases were mainly attributable to the impact of the 1999 SARs, as administrative expenses include senior management expenses for all SAP group companies. Excluding STAR Plan expenses, general and administration expenses increased by approximately 47% to E 352 million. The increase in general and administrative expenses is attributable in part to severance payments made by various subsidiaries in connection with restructuring charges.

Finance Income, Net

     Finance income, net is composed primarily of gains on sales of marketable equity securities, net interest income and income (loss) from associated companies. Finance income, net increased from E 235.2 million for 1999 to E 284.1 million for 2000, an increase of E 48.9 million. The primary reasons for this significant increase were gains of E 355.1 million recognized on the sale of marketable equity securities, offset in part by E 69.8 million of losses in 2000 related to the Company's investment in Pandesic LLC, an Internet joint venture with Intel Corp., which includes a charge of E 23.4 million for exit costs recorded in conjunction with the decision and plan design for Pandesic, LLC to cease operations. Finance income, net was further reduced by the write down of investments held in medium- and smaller-sized Internet companies, as well as by expenses in the amount of approximately E 29 million incurred in connection with various call options entered into for the purpose of hedging possible expenses in connection with the SARs granted in 2000 to eligible employees under the Company's STAR Plan (the "2000 SARs").

Income Taxes

     The Company's effective income tax rate decreased from 38.4% for 1999 to 38.0% in 2000. This decrease was due primarily to changes to German tax laws enacted in October 2000, which will be effective in 2001. The new laws reduce the existing German corporate tax rates from 30% for distributed earnings and 40% for undistributed earnings to 25% for both. Additionally, capital gains and losses realized on the sale of securities of German corporations are exempt beginning 2002. Capital gains and losses realized on the sale of securities of foreign corporations are most likely exempt effective in 2001, or at the latest 2002. Deferred taxes arising from temporary differences have been computed based on the tax rates enacted for the years in which such differences are expected to reverse. See note 9 to the Company's consolidated financial statements included herein.

Net Income

     Net income increased from E 601.0 million in 1999 to E 634.3 million in 2000, representing an increase of E 33.3 million or 5.5%. Net income as a percentage of total revenue decreased from 11.8% for 1999 to 10.1% for 2000. This decrease was due to the increased impact of the 1999 SARs and higher relative operating expenses associated with the Company's growth strategy, offset in part by the significant increase in finance income, net derived from the sale of marketable equity securities.

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

Total Revenue

     Total revenue increased from E 4,315.6 million for 1998 to E 5,110.2 million for 1999, representing an increase of E 794.6 million or 18.4%. The growth in 1999 total revenue was due to increases in product revenue of 13.8% and consulting revenue of 37.9% during 1999, offset in part by a decrease in training revenue of 4.3% compared to 1998.

     Product Revenue. Product revenue increased from E 2,719.8 million for 1998 to E 3,094.5 million for 1999, representing an increase of E 374.7 million or 13.8%. Software revenue increased from E 1,899.9 million in 1998 to E 1,932.4 million in 1999, representing an increase of E 32.5 million or 1.7%. The year 2000 issue had a negative impact on software revenue due to a considerably reduced demand for ERP software, as many companies decided against introducing new enterprise software at the same time as coping with the millennium change. In addition, customer hesitation to purchase traditional ERP software in anticipation of SAP's Internet strategy had a negative impact on software revenue. The United States was especially impacted by these factors. The Company's software revenue experienced a 45.1% increase in the fourth quarter of 1999 compared to the fourth quarter of 1998 as year 2000 concerns subsided and as a result of the availability of mySAP.com in October 1999.

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

     Service Revenue. Service revenue increased from E 1,533.6 million for 1998 to E 1,941.4 million for 1999, representing an increase of E 407.8 million or 26.6%. Consulting revenue increased from E 1,121.4 million in 1998 to E 1,546.9 million in 1999, representing an increase of 37.9%. Consulting revenue as a percentage of total revenue increased from 26.0% in 1998 to 30.3% in 1999. The primary reason for this growth was the increase in demand for consulting services due to the significant growth in 1998 software revenue compared to 1997, given that consulting revenue generally lags license fee revenue. The Company's continued investment in personnel allowed it to meet this demand.

     Training revenue decreased by 4.3% from E 412.2 million in 1998 to E 394.5 million in 1999. This decrease resulted primarily from customer's devotion of employee resources to work connected with the millennium change. In addition, training revenue was negatively impacted by a decrease in training times due to more efficient training and the improved user-friendliness of SAP software resulting from the EnjoySAP(R) initiative.

Total Operating Expenses

     Total operating expenses increased from E 3,414.8 million for 1998 to E 4,314.0 million for 1999, representing an increase of E 899.2 million or 26.3%. This increase in total operating expenses was in part due to the impact of the 1999 SARs and the increase in third-party services costs associated primarily with the TeamSAP initiative. This increase also resulted from the Company's investment in personnel, facilities and equipment in an effort to continue building a strong global infrastructure. Total operating expenses in 1998 included E 16.3 million for the SARs granted to eligible employees in May 1998 (the "1998 SARs"), while total operating expenses in 1999 included E 140.3 million for the 1998 SARs and the 1999 SARs. Disregarding expenses for the 1998 SARs and 1999 SARs, the increase in operating expenses from 1998 to 1999 would have been 22.8%. The growth in total operating expenses was also due to the Company's investment in mySAP.com development and marketing.

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

     Research and Development. Research and development expenses increased by E 172.3 million, or 30.1%, from E 572.4 million in 1998 to E 744.7 million in 1999. As a percentage of total revenue, research and development expenses increased from 13.3% for 1998 to 14.6% for 1999. The reason for the increase in research and development expense as a percentage of total revenue was the impact of the 1999 SARs and the significant investment made by the Company in 1999 in connection with the development of mySAP.com. Of the Company's total research and development expenses for 1998 and 1999, 42.8% and 50.6%, respectively, constituted personnel expenses. The number of research and development employees increased from 4,818 in 1998 to 5,403 in 1999, representing an increase of 12.1%. The percentage of employees working in the research and development department remained constant at 25.0% for 1999 and 1998.

     Sales and Marketing. Sales and marketing expenses increased by 17.3% from E 964.7 million for 1998 to E 1,131.9 million for 1999, representing 22.4% and 22.2% of total revenue, respectively. The 17.3% increase in sales and marketing expenses was largely attributable to the launch of mySAP.com, which was announced in May 1999 and shipped in October 1999. The number of employees in sales and marketing grew by 8.7% from 3,503 in 1998 to 3,809 in 1999.

     General and administration. General and administrative expenses increased by 25.3% from E 207.5 million for 1998 to E 260.1 million for 1999, representing 4.8% and 5.1% of total revenue, respectively. These increases were mainly attributable to the impact of the 1999 SARs, as administrative expenses include senior management expenses for all SAP group companies.

Finance Income, Net

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

Net Income

     Net income increased from E 526.9 million in 1998 to E 601.0 million in 1999, representing an increase of E74.1 million or 14.1%. Net income as a percentage of total sales revenue decreased slightly from 12.2% for 1998 to 11.8% for 1999. This decrease was due to the increased impact of the 1999 SARs compared to the 1998 SARs and higher relative operating expenses associated with the Company's growth strategy, offset in part by the significant increase in finance income, net derived from the sale of marketable equity securities.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded most of its growth internally from cash flow from operations and the sale of marketable securities. Over the past several years, the Company's principal use of cash was to support continuing operations and capital additions resulting from the Company's growth.

     For the year ended December 31, 2000, the Company's cash provided by operations amounted to E 680.0 million, an increase of E 148.2 million, or 27.9%, from E 531.8 million for the year ended December 31, 1999. Accounts receivable increased from E 1,845.4 million at December 31, 1999 to E 2,194.5 million at December 31, 2000, representing an increase of E 349.1 million or 18.9%. This increase in accounts receivable reflects the large volume of product sales closed shortly before year-end. Days sales outstanding decreased from 103 days in 1999 to 93 days in 2000 as a result of effective credit and collection management. STAR Plan obligations increased by E 209.1 million from E 157.4 at December 31, 1999 to E366.5 million at December 31, 2000 as significant amounts associated with the 1999 SARs were earned during 2000 which will not be paid until 2001. Other obligations to employees increased by E 114.9 million from E 342.5 at December 31, 1999 to E 457.4 at December 31, 2000 as various employee bonuses with respect to 2000 were paid subsequent to year-end. Accounts payable during the same period increased by 17.1%, or E 51.9 million, to E 355.5 million at December 31, 2000 from E 303.6 million at December 31, 1999.

     Investing activities used E 385.3 million of cash in 2000, an increase of E 37.6 million from E 347.7 million in 1999. Capital expenditures for intangible assets and property, plant and equipment and during 2000 were E 285.4 million, a decrease of E 68.8 million from E 354.2 million in 1999. Most of the capital expenditures in 2000 related to the construction of buildings primarily in Germany and to the purchase of computer hardware and other business equipment to support the increased number of employees. During 2001, the Company expects to spend approximately E 150 million for the purchase of computer hardware and other business equipment to support the increased number of employees and approximately E 107 million primarily to fund the development of additional corporate campuses in Germany. The cash flow impact of the Company's continued venture capital and strategic investment activities, including its investment in Commerce One, Inc. was partially offset by cash received upon sale of marketable securities in 2000.

     Financing activities provided cash of E 40.9 million in 2000, an increase of E 200.3 million from the E 159.4 million of cash used in financing during 1999. The cash flow impact of dividend payments, which continued to be the primary use of cash for financing activities, was offset by cash receipts from borrowings under lines of credit and proceeds of E 87.3 million received from the initial public offering of SAP SI, which was a majority owned subsidiary of SAP AG. At December 31, 2000, the Company had outstanding long-term financial debt of E 6.5 million and outstanding short-term financial debt of approximately E 146.9 million, consisting primarily of the outstanding bond issued in connection with the various employee stock based compensation plans and money borrowed by SAP AG under lines of credit.

     Certain of the Company's foreign subsidiaries have lines of credit available that allow them to borrow in the local currency. At December 31, 2000, the Company had approximately E 300 million available through such arrangements under which the Company may borrow on an overdraft or short-term basis. Interest under these lines of credit is determined at the time of borrowing based on current market rates. As of December 31, 2000, SAP AG had E 100 million borrowed against these lines of credit. As of March 20, 2001, the Company had increased the amounts available under its lines of credit to approximately E 700 million, of which the Company and SAP AG had borrowings of approximately E 354 million and E 339 million, respectively.

     The Company's cash flow may be negatively impacted as a result of employee stock based compensation programs and derivative instruments entered into in conjunction with such plans. See "Item 6. Directors, Senior Management and Employees -- Share Ownership -- Stock-Based Compensation Plans." In February 2001, SAP AG made a cash payment of approximately E 120 million in settlement of a put option sold to a sophisticated financial institution for the purpose of offsetting fees due in connection with the purchase of various call options to hedge anticipated cash flows of the 2000 SAR expenses. In addition, the put option arrangement allowed the Company to fix a purchase price for a portion of the Preference Shares it believed would eventually be needed to fulfill obligations under the SAP AG Long Term Incentive Plan ("LTI Plan") without having to expend the total proceeds required to buy such Preference Shares outright. See note 22 to the Company's consolidated financial statements included herein. In February 2001, SAP AG purchased various call options from a sophisticated financial institution to hedge the anticipated cash flow exposure resulting from the non-vested expense relating to SARs expected to be granted to eligible employees in 2001 (the "2001 SARs"). Upon exercise of the call options, SAP AG would receive cash equal to a portion of the market price appreciation for 3.2 million Preference Shares in excess of E 193.51. These call options have been structured to replicate the payouts required, if any, under the terms of the 2001 SARs. As a result of the Company's hedging strategy, expenses incurred in connection with the 2001 SARs, if any, will be reduced by a corresponding gain on the hedging instruments. The premiums paid by the Company to purchase the derivative instruments will be recognized as finance expense over the lives of the derivatives based upon the remaining lives of the derivatives and the underlying value of the Preference Shares. See "Item 6. Directors, Senior Management and Employees -- Share Ownership -- Stock-Based Compensation Plans." Should the conversion of Preference Shares into Ordinary Shares be approved at the annual general shareholders' meeting in May 2001, the cash received by SAP AG under the terms of the call options would be based upon the market price of Ordinary Shares.

     The Company is authorized to repurchase up to 18.75 million of its Preference Shares and to use such repurchased Preference Shares to satisfy its obligations upon conversion of convertible bonds or exercise of stock options issued under LTI Plan. To the extent it is then legally permitted to do so, the Company intends to repurchase Preference Shares from the market during the period from January 24, 2001 through June 30, 2001 in an amount not to exceed 1.5% of the total Preference Shares outstanding. The purchase price to be paid by the Company for each Preference Share will not be more or less than 10% of the average market price of the Preference Share over the five trading days before such purchase. The average market price will be calculated based upon Preference Share closing prices in the Frankfurt Stock Exchange XETRA trading system. As of March 20, 2001, the Company has acquired 500,000 Preference Shares at an average price of E 188.42 per share. Although these repurchases of Preference Shares are expected to reduce the dilutive effects on earnings per share, the Company's cash flows will be negatively impacted.

     The Company believes that cash flow from operations, existing cash and cash equivalents and short-term marketable securities will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next 12 months. However, there can be no assurance that a downturn in the economy worldwide, or in a particular region, or for the Company's products and services in general, will not change this outlook.

     In order to complement or expand the Company's business, the Company expects to make acquisitions of additional businesses, products and technologies, and to enter into, joint venture arrangements. These acquisitions or joint venture arrangements may require additional financing. In addition, continued growth in the Company's business may from time to time require additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that such additional capital will be available on acceptable terms to the Company.

RESEARCH AND DEVELOPMENT

     In 2000, the Company restructured its development area, orienting development efforts more closely to market and customer needs. SAP set up six general business units for application development and six industry business sectors for the development of the Industry Solutions. Three other general business units are dedicated to special technology projects.

     Since its inception, the Company has devoted significant resources to research and development. Research and development expenses for the years ending December 31, 2000, 1999 and 1998 were E 969.4, E 744.7 million and E 572.4 million, respectively. Research and development expenses as a percentage of revenue were 15.5%, 14.6% and 13.3% for the years ended December 31, 2000, 1999 and 1998, respectively. During each of 2000, 1999 and 1998, the percentage of employees devoted to research and development was 27.7%, 25.0% and 25.0%, respectively. A major focus of the research and development effort has been to anticipate and use technological changes in the data processing industry to develop new business solutions. The Company has also entered into agreements with a number of leading computer software and hardware vendors and telecommunications providers to cooperate and enable certain of the software and hardware products produced by such vendors to be compatible with the Company's solutions.

     Significant areas of current and future research and development include:

     - the mySAP.com Internet strategy and solutions offering, including mySAP CRM, mySAP SCM, mySAP Workplace, mySAP Marketplace, mySAP Hosted Solutions and mySAP Mobile Business;

     - new mySAP.com applications and the improvement of mySAP.com applications comprising the mySAP.com e-business platform;

     -  the continuous innovation of Industry Solutions; and

     - the enhancement of the flexibility and openness of the Company's framework architectures through broader integration capabilities with distributed business systems and through access to business content provided by third parties.

     The Company maintains research and development facilities, known as SAP Labs, in Germany, the United States, Japan, France, India and Russia. Through this regional diversification, the Company maximizes the efficient use of localized resources and leverages access to industry expertise and customers.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

     The current members of the Supervisory Board of SAP AG, each such member's principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

                                                                                       YEAR       YEAR
                                                                                       FIRST      TERM
NAME                                   PRINCIPAL OCCUPATION                           ELECTED    EXPIRES
----                                   --------------------                           -------    -------
Dietmar Hopp, Chairman(1)(2)(3)......  Former Chairman of SAP AG's Executive Board     1998       2003
Prof. Dr. Wilhelm
  Haarmann(1)(3)(4)(5)...............  Attorney, Haarmann, Hemmelrath & Partner        1988       2003
Klaus-Dieter Laidig(1)...............  Managing Partner, Laidig Business Consulting    1996       2003
                                       GmbH
Hartmut Mehdorn(1)...................  Chairman of Executive Board, Deutsche Bahn AG   1998       2003
Dr. Dieter Spoeri(1).................  Head of Corporate Representation Federal        1998       2003
                                       Affairs, DaimlerChrysler AG
Dr. h.c. Klaus Tschira(1)(2)(4)......  Managing Director, Klaus Tschira Foundation     1998       2003
Helga Classen, Vice Chairman(6)......  Employee, Development Architect                 1993       2003
Willi Burbach(6).....................  Employee, Developer                             1993       2003
Bernhard Koller(4)(6)................  Employee, Manager of Idea Management            1989       2003
Dr. Gerhard Maier(3)(6)..............  Employee, Development Manager                   1989       2003
Dr. Barbara Schennerlein(6)..........  Employee, Consultant                            1998       2003
Alfred Simon(6)......................  Employee, Documentation Shipping Associate      1993       2003

---------------

(1) Elected by SAP AG's shareholders on May 7, 1998.

(2) Party to the Pooling Agreement. See "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders."

(3) Member of the Compensation Committee.

(4) Member of the Audit Committee.

(5) Prof. Dr. Wilhelm Haarmann is a partner in Haarmann Hemmelrath & Partner, which serves as special German tax counsel to the Company and counsels the Company with regard to other legal matters.

(6) Elected by SAP AG's employees on April 3, 1998.

     The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than the Company's, in Germany and other countries as of December 31, 2000 is set forth in the note 36 to the Company's consolidated financial statements included herein. SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.

     The Supervisory Board maintains the following standing committees:

     - The Compensation Committee determines salaries and incentive compensation awards for members of the Executive Board and establishes corporate goals for performance-based compensation plans.

     - The Audit Committee reviews the scope of external audit services. The Audit Committee also reviews the annual financial statements of SAP AG and the consolidated annual and half-year financial statements of the Company, taking into account the results of the audits and reviews performed by the independent auditors.

EXECUTIVE BOARD

     The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

                                                                              YEAR CURRENT
                                                               YEAR FIRST         TERM
NAME                                                          APPOINTED(1)      EXPIRES
----                                                          ------------    ------------
Prof. Dr. h.c. Hasso Plattner, Co-Chairman..................      1988            2002
Prof. Dr. Henning Kagermann, Co-Chairman....................      1991            2002
Dr. Peter Zencke............................................      1993            2002
Prof. Dr. Claus Heinrich....................................      1996            2005
Gerhard Oswald..............................................      1996            2005
Dr. Werner Brandt...........................................      2001            2005

---------------

(1) SAP AG became a stock corporation (Aktiengesellschaft) with an Executive Board in 1988.

     The current members of the Executive Board, a description of their management responsibilities and backgrounds and the positions held in other corporations are as follows.

     Prof. Dr. h.c. Hasso Plattner, Co-Chairman, 57 years old, engineering graduate. Prof. Dr. h.c. Plattner is one of the founders of SAP AG. He became Vice Chairman of the Executive Board in 1988 and Co-Chairman in 1997. He is responsible for the mySAP.com internet strategy, industry solution development, basis technology, marketing and corporate communications.

     Prof. Dr. Henning Kagermann, Co-Chairman, 53 years old, mathematics and physics graduate. Prof. Dr. Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-speaker in 1998. He is responsible for sales, distribution, consulting and global customer relations, industry solutions and strategic development projects.

     Dr. Peter Zencke, 51 years old, mathematics and economics graduate. Dr. Zencke joined SAP AG in 1984 and became a member of the Executive Board in 1993. He is responsible for the development of industry solutions, development, mySAP.com, e-business and coordination of global research.

     Prof. Dr. Claus Heinrich, 45 years old, business management and operations research graduate. Prof. Dr. Heinrich joined SAP AG in 1987. He is responsible for the development of industry solutions, development, and mySAP.com solutions.

     Gerhard Oswald, 47 years old, economics graduate. Mr. Oswald joined SAP AG in 1981. Mr. Oswald is responsible for information-technology infrastructure.

     Dr. Werner Brandt, 47 years old, business administration graduate. Dr. Brandt joined SAP on February 1, 2001 as the Chief Financial Officer and member of the Executive Board. He is responsible for finance and administration.

     The current members of the Executive Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than the Company's, in Germany and other countries as of December 31, 2000 is set forth in note 36 to the Company's consolidated financial statements.

COMPENSATION OF DIRECTORS AND OFFICERS.

     Subject to the adoption of the dividend resolution at the annual general shareholders' meeting on May 3, 2001, the total annual remuneration of the Supervisory Board for the year ended December 31, 2000, will amount to E 560,000. This consists of an annual fixed payment, which amounts to E 10,226 for the Chairman, E 7,669 for the Vice Chairman and E 5,113 for all other members of the Supervisory Board, plus a variable payment equal to E 2,100 per percentage point of distributed profits or dividends in relation to the share capital outstanding. Notwithstanding the foregoing, the Chairman, the Vice Chairman and the other members of the Supervisory Board will not receive annual remuneration in excess of 14 times the fixed remuneration (for the

Chairman), 10.5 times the fixed remuneration (for the Vice Chairman) and seven times the fixed remuneration (for the other members of the Supervisory Board). In addition, Supervisory Board members are reimbursed for out-of-pocket expenses.

     The total annual remuneration of the Executive Board for the year ended December 31, 2000 was E 17,066,000. This amount includes E 2,587,000 fixed and E 14,479,000 variable remuneration including non-recurring expense of E 10,083,000 in 2000 for the 1999 SARs.

     As of December 31, 2000, 1999 and 1998, the Company did not provide any loans, warranties or guaranties to the Executive Board. The pension accrual as of December 31, 2000, for former Executive Board members was E 1,312,000.

EMPLOYEES

     At December 31, 2000, the Company employed 24,480 people worldwide, which represented an increase of 12.8% from December 31, 1999. Of the total employees, 10,432 employees were based in Germany and 4,498 in the United States. The following table sets forth the number of employees at December 31, 2000, 1999 and 1998:

                                                               EMPLOYEES AS OF DECEMBER 31,
                       ------------------------------------------------------------------------------------------------------------
                                      2000                                 1999                                 1998
                       ----------------------------------   ----------------------------------   ----------------------------------
                       TOTAL     EMEA    AMERICAS   ASIA    TOTAL     EMEA    AMERICAS   ASIA    TOTAL     EMEA    AMERICAS   ASIA
                       ------   ------   --------   -----   ------   ------   --------   -----   ------   ------   --------   -----
Customer Service &
  Support............  11,555   6,690     3,482     1,383   10,957   5,933     3,707     1,317    9,570   4,632     3,738     1,200
Research &
  Development........   6,788   5,400       767       621    5,403   4,269       678       456    4,818   3,984       458       376
Sales & Marketing....   4,288   2,395     1,344       549    3,808   1,906     1,253       649    3,503   1,532     1,356       615
General &
  Administrative.....   1,849   1,143       484       222    1,531     966       367       198    1,417     812       432       173
                       ------   ------    -----     -----   ------   ------    -----     -----   ------   ------    -----     -----
SAP Group............  24,480   15,628    6,077     2,775   21,699   13,074    6,005     2,620   19,308   10,960    5,984     2,364
                       ======   ======    =====     =====   ======   ======    =====     =====   ======   ======    =====     =====

     Sales revenue per average employee equaled E 268,464 for the year ended December 31, 2000, up from E 243,634 for the year ended December 31, 1999.

     None of the Company's employees are subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its employee relations are excellent.

     The Company's operations could be adversely affected if senior managers or other skilled managerial and skilled personnel were to leave the Company and qualified replacements were not available. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could have a material adverse effect on the Company's business, financial position, results of operations or cash flows. See "Item 3. Key Information -- Risk Factors."

SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF SHARES

     The Ordinary Shares and Preference Shares beneficially owned by Dietmar Hopp (Chairman of the Supervisory Board), Hasso Plattner (Co-Chairman of the Executive board) and Klaus Tschira (Member of the Supervisory Board) are disclosed in "Item 7. Major Shareholders and Related Party Transactions -- Major Shareholders." Each of the other members of the Supervisory Board and the Executive Board beneficially own less than 1% of the Ordinary Shares and less than 1% of the Preference Shares.

     Information relating to awards granted under the LTI Plan to the Executive Board as of December 31, 2000 is set forth in note 36 to the Company's consolidated financial statements included herein.

STOCK-BASED COMPENSATION PLANS

LTI Plan

     On January 18, 2000, the Company's shareholders approved the LTI Plan. The LTI Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options or 50% of each. Each convertible bond and each stock option granted under the LTI Plan is exercisable for one Preference Share over a maximum of 10 years, subject to vesting. After giving effect to the 3-for-1 stock split effective on June 26, 2000, 15 million convertible bonds or 18.75 million stock options are authorized under the LTI Plan, and a maximum of 18.75 million Preference Shares are authorized pursuant to a contingent capital increase for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI Plan. Vesting under the LTI Plan occurs as follows: one-third vests two years after the date of grant, another one-third vests three years after the date of grant and full vesting occurs four years after the date of grant. Upon conversion of the convertible bonds and exercise of the stock options, the Company will be required to provide Preference Shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the Preference Shares at the time of such conversion or exercise.

     The Company is authorized to repurchase up to 18.75 million of its Preference Shares and to use such repurchased Preference Shares to satisfy its obligations upon conversion of the convertible bonds or exercise of the stock option. To the extent that it is then legally permitted to do so, the Company intends to repurchase Preference Shares from the market during the period from January 24, 2001 through June 30, 2001 in an amount not to exceed 1.5% of the total Preference Shares outstanding. The purchase price to be paid by the Company for each Preference Share will not be more or less than 10% of the average market price of the Preference Share over the five trading days before such purchase. The average market price will be calculated based upon Preference Share closing prices in the Frankfurt Stock Exchange XETRA trading system. As of March 20, 2001, the Company has acquired 500,000 Preference Shares at an average price of E 188.42 per share. Although these repurchases of Preference Shares are expected to reduce the dilutive effects on earnings per share, the Company's cash flows will be negatively impacted.

     SAP AG intends to grant awards under the LTI Plan through at least 2002. As of March 20, 2001, the Company issued a total of 5.58 million convertible bonds and 1.79 million stock options under the LTI Plan. The convertible bond's conversion price is equal to the market price of Preference Share as quoted on the XETRA trading system the day immediately preceding the granting. The exercise price for the stock option varies based upon the amount, if any, by which the appreciation of the Preference Share price exceeds the appreciation of the reference index from the day immediately preceding the grant to the date being measured. The reference index is the Goldman Sachs Software Index, a sub-index included in Goldman Sachs Technology Index (GSTI(TM)).

     The convertible bond program is considered a fixed plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and will result in no compensation expense under the current terms of the LTI Plan. Under APB 25, the stock option program is a variable plan because the exercise price varies depending upon the criteria described above. As such, compensation expense will be recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the Preference Share. Such expense may negatively impact the Company's results of operations and cash flows.

STAR Plan

     The STAR Plan provides for the grant of SARs to eligible executives and employees of SAP AG and its majority owned subsidiaries. The STAR Plan is administered by SAP AG's Executive Board with respect to eligible employees and by SAP AG's Supervisory Board with respect to Executive Board members. Beginning with the introduction of the LTI Plan in 2000, LTI Plan participants may not receive SARs under the STAR Plan. The Executive Board or the Supervisory Board, as applicable, has the authority to determine: (i) the persons to whom grants may be made under the STAR Plan; (ii) the size and other terms and conditions of each grant; (iii) the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting; and (iv) any other matters arising under the STAR Plan.

     2001 SARs. In 2001, the Company anticipates granting approximately 3.4 million 2001 SARs to selected employees who are not participants in the LTI Plan. The 2001 SARs grant value of E 193.51 is based upon the average fair market value of one Preference Share over the 20 business days from the day after the announcement of the Company's 2000 preliminary results on January 23, 2001. The valuation of the 2001 SARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation of the 2001 SARs:

QUARTER ENDED                        WEIGHTING FACTOR      QUARTER ENDED     WEIGHTING FACTOR
-------------                        ----------------    ------------------  ----------------
March 31, 2001.....................         5%           March 31, 2002            10%
June 30, 2001......................         5%           June 30, 2002             10%
September 30, 2001.................        10%           September 30, 2002        10%
December 31, 2001..................        20%           December 31, 2002         30%

     The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price of E 193.51 is exceeded by the average fair market value of one Preference Share as quoted on the XETRA trading system over the 20 consecutive business days commencing on the day after the announcement of the Company's preliminary annual results for 2001 and 2002. The other quarterly valuations are based on the amount by which grant price of E 193.51 is exceeded by the average fair market value of Preference Share quoted on the XETRA trading system over the five consecutive business days commencing on the day after the announcement of the Company's quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.

     The cash payout value of each 2001 SAR will be calculated quarterly as follows: (i) 100% of the first E 50 value appreciation for such quarter; (ii) 50% of the next E 50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2001 SARs as follows: an initial payment on June 30, 2002, equal to 50% of the first-year measurement value; and two installments one on March 31, 2003 and the last on January 31, 2004, each equal to 50% of the total payout amount minus the initial payment. Participants will receive 2001 SAR payments provided that (subject to certain exceptions) they continue to be actively employed by the Company on the payment dates.

     2000 SARs. In 2000, the Company granted approximately 3.3 million 2000 SARs (after consideration of the 3-for-1 stock split) to selected employees who did not participate in the LTI Plan and were employed by the Company on or prior to January 1, 1998. The 2000 SARs entitled participants to receive cash equal to a portion of the appreciation of the Preference Share during a measurement period of approximately one year. Because the grant price of the 2000 SARs was higher than the price of the Preference Shares during the measurement period, no payments will be made with respect to the 2000 SARs.

     1999 SARs. In May 1999, the Executive Board granted approximately 1.5 million 1999 SARs to: (i) employees who were employed by the Company on or prior to January 1, 1997 (the "1999 Employee SARs"); and (ii) certain executives who were employed by the Company on or prior to January 1, 1997 (the "1999 Executive SARs"). The Supervisory Board determined the allocation of the 1999 Executive SAR grants to the Executive Board. The grant price of the 1999 SARs was E 337 (which was the average mid-session auction price of a Preference Share over the 10 calendar days beginning with the announcement on April 21, 1999 of the Company's 1999 first quarter earnings and ending on April 30, 1999). The end price for the 1999 Employee SARs was E 822 (which was the average mid-session auction price of a Preference Share over the 20 business days immediately following the date of the announcement of the Company's preliminary results for the fiscal year 1999). The terms of the 1999 Executive SARs were modified during 1999 to mirror those of the 1999 Employee SARs. For each 1999 SAR awarded, the eligible participants are entitled to receive cash equal to 100% of the appreciation in the price of the Preference Shares during the measurement period between the grant price and the end price. Payments with respect to the 1999 SARs will be made in three equal installments in July 2000, January 2001 and July 2001, provided that (subject to certain exceptions) the participating employee continues to be actively employed by the Company on the payment dates.

     1998 SARS. In May 1998, the Executive Board granted approximately 1.1 million 1998 SARs to employees who were employed by the Company on or prior to June 30, 1996. The Supervisory Board determined the allocation of the 1998 SARs to the Executive Board. The 1998 SARs entitled the participant to receive a portion of the appreciation in the price of Preference Shares during a measurement period of approximately one year. Because the grant price of the 1998 SARs was higher than the price of the Preference Shares during the measurement period, no payments were made with respect to the 1998 SARs. As a result of the decline in the price of the Preference Shares subsequent to December 31, 1999, the Company reversed in the first quarter of 1999, its accrual of approximately E 16.2 million made during 1998.

1994 Bonds

     The Company has outstanding convertible bonds issued in 1994 to eligible participants, each of which is convertible into three Preference Shares (the "1994 Bonds"). The conversion rights of the 1994 Bonds became exercisable for the first time on September 30, 1996 and are thereafter exercisable on each June 30, July 31, August 31, September 30, October 31 and November 30, until June 30, 2004. At December 31, 2000, 8.6% of the 1994 Bonds remained outstanding, and 1,035,000 Preference Shares would be issued upon the conversion thereof. See notes 20 and 25 to the Company's consolidated financial statements included herein.

GERMAN EMPLOYEE STOCK PURCHASE PLANS

     SAP AG maintains two employee stock purchase plans for its German employees: (i) an ongoing payroll deduction plan (the "German Payroll Deduction Plan"); and (ii) an annual purchase plan (the "German Annual Purchase Plan"). Under the German Payroll Deduction Plan, an eligible German employee is able to purchase Ordinary Shares or Preference Shares through payroll deductions of up to 10% of the gross monthly salary of the employee and Company contributions of 15% of the Ordinary Share or Preference Share purchase price as well as the assumption of ancillary purchase expenses. As soon as the amount available for an employee is sufficient together with the Company contribution to purchase a Preference Share or an Ordinary Share, such purchase is effected at the market price and credited to the employee's account. The acquired shares are not subject to a holding period. Under the German Annual Purchase Plan, eligible German employees may buy a determined number of Preference Shares per year on a set date from the Company's shareholding, with a Company contribution and the participating employee's contribution. The acquired shares are transferred to a special account of the participating employee, where they are subject to a holding period of six years. Employees must elect each year to participate in the German Annual Purchase Plan.

U.S. EMPLOYEE STOCK PURCHASE PLANS

     The Company maintains three plans which allow for its U.S. employees to acquire equity securities of the Company as follows: (i) an Employee Discount Stock Purchase Plan ("U.S. Discount Plan"); and (ii) an employee non-discount purchase plan (the "U.S. Non-discount Plan") (iii) the ADR Stock Fund (the "ADR Stock Fund") available under the SAP America, Inc. 401(k) Profit Sharing Plan and Trust ("401(k) Plan"). Under the U.S. Discount Plan, eligible employees are able to purchase ADRs through payroll deductions of up to 10% of their annual compensation or $21,250, whichever is less, and the Company contributes 15% of the ADR's purchase price as well as the assumption of ancillary purchase expenses. Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADRs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee's salary. The Company does not make any contributions in connection with the U.S. Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. U.S. employees may contribute up to 15% of their pretax payroll under the 401(k) Plan, and the Company will contribute 50% of the contributed amounts up to 6% of the pre-tax pay (not to exceed $100,000 of pay per year). Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant. In 2000, the participants were provided with an option to invest in a fund consisting of primarily ADRs. Contributions to the ADR Stock Fund are subject to the same terms as 401(k) Plan limitations.

OTHER FOREIGN STOCK PURCHASE PLANS

     Although the Company maintains and is in the process of introducing various employee stock purchase plans similar to its German and U.S. plans in the majority of its remaining foreign subsidiaries, the combined impact of these plans on the Company's results of operations, net income and cash flows is not material.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The share capital of SAP AG consists of the Ordinary Shares and the Preference Shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. However, under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify a company of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights.

     The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares and the Preference Shares at March 20, 2001 of:
(i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding Ordinary Shares or Preference Shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons.

                                                  ORDINARY SHARES             PREFERENCE SHARES
                                                 BENEFICIALLY OWNED           BENEFICIALLY OWNED
                                             --------------------------    ------------------------
                                                               % OF                        % OF
PRINCIPAL SHAREHOLDERS                         NUMBER       OUTSTANDING     NUMBER      OUTSTANDING
----------------------                       -----------    -----------    ---------    -----------
Dietmar Hopp
  Chairman, Supervisory Board..............   44,342,800(1)     24.2%             --         --
Dietmar Hopp Stiftung GmbH(2)..............   28,017,300        15.3%             --         --
Prof. Dr. h.c. Hasso Plattner
  Co-Speaker, Executive Board..............   37,240,500(3)     20.4%             --         --
Hasso Plattner GmbH & Co.
  Beteiligungs-KG(4).......................   31,240,500        17.1%             --         --
Hasso Plattner Foerderstiftung, gGmbH(5)...    6,000,000         3.3%             --         --
Dr. h.c. Klaus Tschira
  Member, Supervisory Board................   34,777,050(6)     19.0%              *          *
Klaus Tschira Stiftung gGmbH(7)............   21,154,800        11.6%             --         --
Pooling Shareholders(8)....................   91,500,300        50.0%             **         **
Executive Board Members and Supervisory
  Board Members, as a group (18 persons)...  116,371,615        63.6%      6,359,439       4.8%

---------------

*   Less than 5%.

**  Not applicable.

(1) Includes: (i) 11,164,000 Ordinary Shares owned in the aggregate by Mr. Hopp's immediate family; and (ii) 28,017,300 Ordinary Shares owned by Dietmar Hopp Stiftung GmbH, as to which Mr. Hopp exercises sole voting and dispositive power. Mr. Hopp disclaims beneficial ownership with respect to such Ordinary Shares owned by his immediate family. Mr. Hopp is a party to the Pooling Agreement described below.

(2) The Dietmar Hopp Stiftung GmbH is a party to the Pooling Agreement described below.

(3) Consists of: (i) 31,240,500 Ordinary Shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG, as to which Dr. Plattner exercises sole voting and dispositive power; and (ii) 6,000,000 Ordinary Shares owned by Hasso Plattner Foerderstiftung, gGmbH, as to which Dr. Plattner exercises sole voting and dispositive power. Effective as of December 7, 1998, Dr. Plattner was no longer a party to the Pooling Agreement described below, and the Hasso Plattner GmbH & Co. Beteiligungs-KG and the Hasso Plattner Foerderstiftung, gGmbH became parties to such Pooling Agreement.

(4) Dr. Plattner owns a 100% partnership interest in and controls the Hasso Plattner GmbH & Co. Beteiligungs-KG. The Hasso Plattner GmbH & Co. Beteiligungs-KG is a party to the Pooling Agreement described below, and 23,047,500 such Ordinary Shares are subject to the Pooling Agreement described below.

(5) The Hasso Plattner Foerderstiftung, gGmbH is a party to the Pooling Agreement described below.

(6) Includes: (i) 2,115,000 Ordinary Shares owned in the aggregate by Dr. Tschira's immediate family; and (ii) 21,154,800 Ordinary Shares owned by Klaus Tschira Stiftung gGmbH, as to which Dr. Tschira exercises shared voting and dispositive power. Dr. Tschira disclaims beneficial ownership with respect to such Ordinary Shares owned by his immediate family. Dr. Tschira is a party to the Pooling Agreement described below.

(7) The Klaus Tschira Stiftung gGmbH is a party to the Pooling Agreement described below.

(8) See description of Pooling Agreement below.

     The Company has been informed that certain shareholders of SAP AG (the "Pooling Shareholders"), who in the aggregate beneficially hold 116,360,350 Ordinary Shares (which represent 63.6% of the outstanding Ordinary Shares), have entered into a Pooling Agreement with respect to Ordinary Shares owned by them that constitute in the aggregate 50.0002% of the outstanding Ordinary Shares (the "Pooled Shares"). Each of the individual Pooling Shareholders disclaims beneficial ownership with respect to Ordinary Shares owned by immediate family members. Pursuant to the Pooling Agreement, the Pooling Shareholders have agreed to vote their Pooled Shares jointly with respect to certain matters coming before SAP AG's general shareholders' meetings, including the election of the members of the Supervisory Board elected by SAP AG's shareholders (who comprise 50% of the members of the Supervisory Board). The Pooling Agreement contains restrictions on the transfer of the Pooled Shares to non-Pooling Shareholders and provides for a right of first refusal in the event a Pooling Shareholder wishes to transfer its Pooled Shares. Any Pooling Shareholder may terminate its participation in the Pooling Agreement by giving 12 months' notice prior to the end of a calendar year, with effect at the earliest on December 31, 1999. Effective October 12, 1998, the Pooling Agreement was amended to provide that, notwithstanding the restrictions on transfer contained in the Pooling Agreement, transfers of Ordinary Shares are permitted: (i) among Dietmar Hopp, one of his immediate family members and the Dietmar Hopp Stiftung GmbH, provided that the total number of Pooled Shares held by such persons does not fall below 35,584,800; and (ii) between Dr. Tschira and the Klaus Tschira Stiftung gGmbH, provided that the total number of Pooled Shares held by such persons does not fall below 26,868,000. Effective December 7, 1998, the Pooling Agreement was amended to provide that Dr. Plattner was no longer a party thereto and that the Hasso Plattner GmbH & Co. Beteiligungs-KG and the Hasso Plattner Foerderstiftung gGmbH became parties thereto.

RELATED PARTY TRANSACTIONS

     The Company enters into transactions in the ordinary course of business with entities with which certain members of the Supervisory Board, Executive Board or their relatives are affiliated. The Company does not consider the amount involved in such transactions to be material to the business of the entities involved.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18. Financial Statements" and pages F-1 through F-48 and S-1.

OTHER FINANCIAL INFORMATION

LEGAL PROCEEDINGS

     The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) announced in January 1999 that it had initiated an investigation regarding possible insider trading by certain Company employees prior to the release on January 5, 1999 of the Company's preliminary results for 1998. The Company is cooperating with this investigation and, to its knowledge, has never been the subject of such investigation. Although the outcome of such investigation cannot be predicted with certainty, the Company believes that any resulting adverse judgments against one or more of the persons under investigation would not have a material adverse effect on the Company's business, financial position, results of operations or cash flows.

     In 1998, the bankruptcy trustee of FoxMeyer Corp. ("FoxMeyer"), a company formed in the United States, instituted legal proceedings against SAP America, Inc., the American subsidiary of SAP AG, and SAP AG. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. FoxMeyer's bankruptcy trustee has alleged that SAP America, Inc. and SAP AG made false assurances concerning the functionality of the Company's R/3 system software. A motion to dismiss brought by SAP AG and SAP America, Inc. was ruled upon by the court on September 13, 1999, and the ruling dismissed five of the trustees counts against SAP America, Inc. and one of the trustee's counts against SAP AG. The ruling also required FoxMeyer to file an amended complaint. The discovery phase of the litigation is now proceeding. While the ultimate outcome of this matter cannot be determined presently with certainty, the Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its business, financial position, results of operation or cash flows.

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

DIVIDEND POLICY

     Dividends are jointly proposed by SAP AG's Supervisory Board and Executive Board based on SAP AG's year-end financial statements, subject to approval by holders of Ordinary Shares, and are officially declared for the prior year at SAP AG's annual general shareholders' meeting. SAP AG's annual general shareholders' meeting usually convenes during the second quarter of each year. Since Ordinary Shares and Preference Shares are in bearer form, dividends are remitted to the custodian bank on behalf of the shareholder within one business day following the annual general shareholders' meeting. Record holders of the ADSs on the dividend record date will be entitled to receive payment in full of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euros and, subject to certain exceptions, will be converted by the Depositary into Dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See "Item 3. Key Information -- Exchange Rates."

     The amount of dividends paid on the Ordinary Shares and the Preference Shares depends on the amount of profits to be distributed by SAP AG, which depends in part upon the performance of the Company. A holder of Preference Shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of Ordinary Shares by an amount equal to E 0.01 per Preference Share but in no event less than a minimum dividend equal to E 0.01 per Preference Share. The timing and amount of future dividend payments will depend upon the Company's future earnings, its capital needs and other relevant factors.

SIGNIFICANT CHANGES

     No significant change has occurred since the dates of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.  THE OFFER AND LISTING

NATURE OF TRADING MARKET

GENERAL

     The Ordinary Shares and the Preference Shares are listed on each of the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. The Ordinary Shares are also listed on the Zurich Stock Exchange. In addition, the Ordinary Shares and the Preference Shares are traded in the over-the-counter markets (Freiverkehr) in Germany. The principal trading market for the Ordinary Shares and the Preference Shares is the Frankfurt Stock Exchange. The Ordinary Shares and the Preference Shares are issued only in bearer form.

     Effective August 3, 1998, the ADSs were listed on the New York Stock Exchange ("NYSE"). The ADSs trade on the NYSE under the symbol "SAP". The Depositary for the ADSs pursuant to the Deposit Agreement is The Bank of New York.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 2000 of E 5.2 trillion (based on the Frankfurt Stock Exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments made it the fourth largest stock exchange in the world behind the NYSE, the Nasdaq Stock Market and the London Stock Exchange in terms of turnover. At December 31, 2000, the equity securities of 5,694 corporations, including 4,789 foreign corporations, were traded on the Frankfurt Stock Exchange.

     Commencing on June 3, 2000, prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 9:00 a.m. and 8:00 p.m. Central European Time for the Ordinary Shares and the Preference Shares as well as for other actively traded securities. Before that date, prices were quoted between 9:00 a.m. and 5:30 P.M. Prices for stocks are quoted continuously. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets off the Frankfurt Stock Exchange. Price formation on the Frankfurt Stock Exchange is determined by open outcry by state-appointed specialists (amtliche Kursmakler) who are themselves exchange members, but who do not, as a rule, deal with the public. Transactions on the Frankfurt Stock Exchange are settled on the second business day following trading. Transactions off the Frankfurt Stock Exchange (which may be the case if one of the parties to the transaction is foreign) are generally also settled on the second business day following trading (although a different period may be agreed upon by the parties). A quotation can be suspended by the Frankfurt Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest. Under German law, customers' orders to buy or sell listed securities must be executed on a stock exchange unless the customer gives other specific instructions for an individual transaction or an indeterminate number of transactions.

     The Ordinary Shares and the Preference Shares are also traded on XETRA, a computerized trading system of the Frankfurt Stock Exchange. The trading hours for XETRA are from 9:00 a.m. until 8:00 p.m. Central European Time on each business day. Securities traded on XETRA include the securities of the 30 companies comprising the Deutsche Aktienindex ("DAX"), the leading index of trading on the Frankfurt Stock Exchange, as well as other high-volume shares, equity warrants, government obligations and government agency securities. The Preference Shares have been included in the DAX since September 15, 1995.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preference Shares on the Frankfurt Stock Exchange, as provided by the Deutsche Boerse AG, together with the closing highs and lows of the DAX. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euros.

                                                            PRICE PER
                                                       PREFERENCE SHARE(1)            DAX(2)
                                                       --------------------    --------------------
                                                         HIGH        LOW         HIGH        LOW
                                                       --------    --------    --------    --------
                                                              (IN E)
ANNUAL HIGHS AND LOWS
1996.................................................    31.02       48.40     2,909.91    2,284.86
1997.................................................   101.41       35.94     4,438.93    2,848.77
1998.................................................   224.12       95.78     6,171.43    3,896.08
1999.................................................   208.33       89.67     6,958.14    4,678.72
2000.................................................   349.96      140.94     8,064.97    6,200.71
QUARTERLY HIGHS AND LOWS
1999
  First Quarter......................................   130.00       89.67     5,443.62    4,678.72
  Second Quarter.....................................   135.67       90.67     5,468.67    4,914.59
  Third Quarter......................................   148.67      109.67     5,652.02    4,978.45
  Fourth Quarter.....................................   208.33      122.33     6,958.14    5,124.55
2000
  First Quarter......................................   349.96      172.67     8,064.97    6,474.92
  Second Quarter.....................................   248.00      178.20     7,555.92    6,834.88
  Third Quarter......................................   309.48      193.40     7,480.14    6,682.92
  Fourth Quarter.....................................   284.20      140.94     7,136.30    6,200.71
2001
  First Quarter (through March 20)...................   210.00      125.10     6,795.14    5,657.29
MONTHLY HIGHS AND LOWS
2000
  July...............................................   250.00      193.40     7,480.14    6,944.36
  August.............................................   284.00      236.25     7,339.22    7,016.59
  September..........................................   309.48      259.00     7,445.56    6,682.92
  October............................................   284.20      216.49     7,077.44    6,465.26
  November...........................................   244.21      148.54     7,136.30    6,372.33
  December...........................................   189.81      140.94     6,782.52    6,200.71
2001
  January............................................   210.00      125.10     6,795.14    6,289.82
  February...........................................   201.80      164.20     6,704.68    6,075.34
  March (through March 20)...........................   167.96      128.00     6,305.64    5,657.29

---------------

(1) Since January 1, 2000, Preference Share prices are obtained from XETRA.

(2) The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX were selected on the basis of their stock exchange turnover and the issuer's market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX are disclosed on XETRA.

     The average daily volumes of Preference Shares traded on the Frankfurt Stock Exchange during the years 2000 and 1999 were approximately E 1,007.5 million and E 462.7 million, respectively. These numbers are based on total yearly turnover statistics quoted by the Deutsche Boerse AG.

     On March 20, 2001, the closing sales price per Preference Share on the Frankfurt Stock Exchange was E 137.30, as provided by the Deutsche Boerse AG.

TRADING ON THE NYSE

     At March 20, 2001, based upon information provided by the Depositary, there were 18,864,768 ADSs, representing approximately 4,714,192 Preference Shares, held of record by 1,024 registered holders. The Preference Shares underlying such ADSs represented 3.6% of the then-outstanding Preference Shares. Because the Preference Shares are issued in bearer form only, the Company is unable to determine the number of Preference Shares directly held by persons with U.S. addresses.

     The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

                                                              PRICE PER ADS
                                                              --------------
                                                              HIGH      LOW
                                                              -----    -----
                                                                (IN U.S.$)
ANNUAL HIGHS AND LOWS
1998 (commencing August 3)..................................  59.56    31.00
1999........................................................  53.75    23.81
2000........................................................  83.94    31.75
QUARTERLY HIGHS AND LOWS
1998
  Third Quarter (commencing August 3).......................  59.56    38.94
  Fourth Quarter............................................  44.88    31.00
1999
  First Quarter.............................................  37.00    23.81
  Second Quarter............................................  36.81    24.63
  Third Quarter.............................................  39.25    30.31
  Fourth Quarter............................................  53.75    33.13
2000
  First Quarter.............................................  83.94    44.87
  Second Quarter............................................  59.19    40.94
  Third Quarter.............................................  67.81    46.06
  Fourth Quarter............................................  62.19    31.75
2001
  First Quarter (through March 20)..........................  47.64    28.59
MONTHLY HIGHS AND LOWS
2000
  July......................................................  59.13    46.06
  August....................................................  64.19    54.13
  September.................................................  67.81    54.31
  October...................................................  62.19    45.63
  November..................................................  52.25    33.25
  December..................................................  42.37    31.75
2001
  January...................................................  47.64    29.25
  February..................................................  47.12    38.46
  March (through March 20)..................................  38.89    28.59

     On March 20, 2001, the closing sales price per ADS on the NYSE was U.S.$ 29.51, as reported on the NYSE Composite Tape.

ITEM 10.  ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

ORGANIZATION AND REGISTER

     SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Law (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) maintained by the local court in Heidelberg, Germany, under the entry number "HRB 269-Wie." SAP AG's official notices are published in the Bundesanzeiger.

CORPORATE GOVERNANCE

     In contrast to corporations organized in the United States, SAP AG, as a German stock corporation, is governed by three separate bodies: the Supervisory Board, the Executive Board and the annual general shareholders' meeting. Their roles are defined by German law and by SAP AG's Articles of Association (Satzung), and may be described generally as follows:

The Supervisory Board

     The Supervisory Board appoints and removes the members of the Executive Board and oversees the management of the corporation. Although prior approval of the Supervisory Board may be required in connection with certain significant matters, the law prohibits the Supervisory Board from making management decisions. The Supervisory Board is also responsible for representing the Company in connection with transactions between an Executive Board member and the Company.

     The Supervisory Board consists of 12 members, of which six members are elected by SAP AG's shareholders at a general shareholders' meeting and six members are elected by SAP AG's employees pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz). Any Supervisory Board member elected by the shareholders at the general shareholders' meeting may be removed by two-thirds of the votes cast at a general shareholders' meeting. Any Supervisory Board member elected by the employees may be removed by three-quarters of the votes cast by the employees.

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

     The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, vest committees with the authority to make decisions. Currently, five committees exist: the Audit Committee (Bilanzprufungsausschuss), the Compensation Committee (Personalausschuss), Technology Committee (Technologie-Ausschuss), Venture Capital Committee (Venture-Capital-Ausschuss) and the Mediation Committee (Vermittlungsausschuss).

The Executive Board

     The Executive Board manages the corporation's business and represents it in dealings with third parties. The Executive Board submits regular reports to the Supervisory Board about SAP AG's operations and business strategies, and prepares special reports upon request. A person may not serve on the Executive Board and the Supervisory Board of a corporation at the same time.

     Pursuant to the Articles of Association, the Executive Board must consist of at least two members. Any two members of the Executive Board or one member of the Executive Board and the holder of a procuration (a power of attorney) may legally represent SAP AG. Each member of the Executive Board is appointed by the Supervisory Board for a maximum term of five years and is eligible for reappointment thereafter. Under certain circumstances, such as a serious breach of duty or a vote of no confidence (Vertrauensentzug) by a majority of shareholders at a general shareholders' meeting, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of such term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and the Company and may be liable to SAP AG if such member has a material interest in any contractual agreement between the Company and a third party which was not disclosed to, and approved by, the Supervisory Board.

     Under German law, SAP AG's Supervisory Board members and Executive Board members owe a duty of loyalty and care to SAP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both boards must consider the interests of SAP AG's shareholders and its workers and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless their actions were validly approved by resolution at a shareholders' meeting.

The Annual General Shareholders' Meeting

     The annual general shareholders' meeting ratifies the actions of SAP AG's Supervisory Board and the Executive Board. It approves the amount of the appropriation of retained earnings, the appointment of an independent auditor and certain significant corporate transactions. Under German law, corporations with more than 2,000 employees, shareholders and employees elect or appoint an equal number of representatives to the Supervisory Board. The annual general meeting must be held within the first eight months of each fiscal year.

OBJECTIVES AND PURPOSES

     Section 2 of SAP AG's Articles of Association states that its objectives involve direct or indirect activity in the area of development, production and marketing of products and the provisions of services in the field of information technology, including:

     - developing and marketing integrated product and service solutions for e-commerce;

     - developing software for information technology and the licensing of its use to others;

     - consulting services and training for e-commerce and other software solutions;

     - selling, leasing, renting or arranging the procurement and provision of all other forms of intellectual property systems and related equipment; and

     - making capital investments in enterprises active in the field of information technology to promote the opening and advancement of international markets in the field of information technology.

     Additionally, SAP AG is authorized to delegate all of the above activities, in whole or in parts, to affiliated enterprises. SAP AG is authorized to establish branch offices in Germany and other countries, as well as to form, acquire or invest in other companies. SAP AG is authorized to invest in enterprises of all kinds for the purpose of placing financial resources and to manage and dispose of the investments. SAP AG is authorized to take all actions and measures consistent with the above objectives and purposes.

SHARE CAPITAL

     The share capital of SAP AG consists of the Ordinary Shares and the Preference Shares. At March 20, 2001, the issued and outstanding share capital of SAP AG, which includes Preference Shares held in treasury by SAP AG, amounted to E 314,714,655, consisting of 183,000,000 Ordinary Shares and 131,714,655
Preference Shares. At March 20, 2001, the authorized share capital of SAP AG, which includes contingent capital, amounted to E 364,612,919, consisting of 183,000,000 Ordinary Shares and 181,612,919 Preference Shares. In 2000, the number of Preference Shares increased by 446,314 (corresponding to E 446,315) resulting from the conversion of 1994 Bonds during the year. The Ordinary Shares and the Preference Shares are issued only in bearer form.

     Pursuant to resolutions adopted at the Company's annual general shareholders' meeting and a special meeting of holders of the Preference Shares on May 5, 2000, the Company effected on June 26, 2000 a division of its capital stock by means of a three-for-one stock split of the Ordinary Shares and the Preference Shares. In order to achieve an attributable subscribed capital of E 1 per Ordinary Share and Preference Share, the Company transferred approximately
E 46.5 million from additional paid-in-capital to subscribed capital immediately preceding the effectiveness of the stock split. Contemporaneously with the stock split, the Company reduced the ratio of ADS to Preference Shares from 12:1 to 4:1.

     The Supervisory Board and the Executive Board have recommended that SAP AG's shareholders approve at the annual general shareholders' meeting and a special meeting of holders of Preference Shares to be held on May 3, 2001 the conversion of each Preference Share into one Ordinary Share. The Company expects the conversion to become effective in June 2001, subject to approval of two-thirds of the holders of Ordinary Shares and 75% of the holders of Preference Shares, respectively.

     Some of the significant provisions under German law and SAP AG's Articles of Association relating to the capital stock of SAP AG may be summarized as follows:

     - Capital Increases. The capital stock may be increased in consideration of contributions in cash or in property, or by establishing authorized capital or conditional capital or by share capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. Conditional capital allows the Executive Board to issue new shares for specified purposes, including employee stock option plans, mergers and the issuance of shares upon conversion of convertible bonds and exercise of stock options. Capital increases of Ordinary Shares require an amendment of the Articles of Association approved by two-thirds of the issued shares present at the general shareholders' meeting at which the increase is proposed. Capital increases of Preference Shares require an amendment of the Articles of Association approved by two-thirds of the Ordinary Shares and 75% of the Preference Shares present at a shareholders meeting at which the increase is proposed. The Executive Board must also obtain the approval of the Supervisory Board before issuing new shares. SAP AG's Articles of Association do not contain conditions regarding changes in the capital stock that are more stringent than the law requires.

     - Ordinary Shares. The Articles of Association do not currently provide for any additional authorized or contingent increases to the Ordinary Shares.

     -  Preference Shares.

       - Authorized Capital -- The Executive Board, with the consent of the Supervisory Board, is authorized to increase SAP AG's capital stock on one or more occasions by a maximum of E 5,112,919 by May 15, 2003, by issuing new Preference Shares in return for cash deposits (Authorized Capital I). The new Preference Shares will be offered for purchase to existing shareholders. Furthermore, subject to the consent of the Supervisory Board, the Executive Board is authorized to increase the capital stock on one or more occasions no later than May 1, 2005 by no more than E 25,000,000 in total by issuing new Preference Shares that carry the same rights under the Articles of Association as previously issued Preference Shares (Authorized Capital II).

       - Contingent Capital -- Taking into account the conversion rights pursuant to the issuance of the 1994 Bonds by SAP AG, some of which were exercised by December 31, 2000, the capital stock of SAP AG is further conditionally increased by a maximum of E 1,035,345 consisting of a maximum increase of 1,035,345 Preference Shares ranking equally with the Preference Shares already issued (Contingent Capital II). The conditional increase in capital will be carried out only to the extent to which the holders of the 1994 Bonds exercise their right to convert their 1994 Bonds into Preference Shares. The capital stock is further conditionally increased by E 18,750,000 by the issuance of a maximum of 18,750,000 Preference Shares ranking equally with the Preference Shares already issued (Contingent Capital III). The contingent capital increase will be effected only to the extent that holders of convertible bonds and stock options, issued before December 31, 2004 in connection with the LTI Plan, exercise their conversion and subscription rights and SAP AG does not satisfy the conversion and subscription rights, as the case may be, from Preference Shares owned by SAP AG. The capital stock is subject to a further contingent increase of E 25,000,000 divided into no more than 25 million Preference Shares ranking equally with the Preference Shares already issued (Contingent Capital IV). The capital stock increase will be effected only to the extent that holders of warrants or conversion rights attaching to bonds with detachable warrants or to convertible bonds issued or guaranteed on or before May 4, 2005 by SAP AG or by its fully-owned direct or indirect German or foreign affiliates exercise their warrant rights or conversion rights or to the extent that holders under a duty to convert convertible bonds issued or guaranteed on or before May 4, 2005 by SAP AG or by its fully-owned direct or indirect affiliates perform their duty to convert. If a contingent capital increase expires before all of the shares are issued, the share capital is increased and authorized only to the extent shares are issued and the remaining amount included within the contingent capital allocated expires.

     - Redemption. The capital stock may be reduced by an amendment of the Articles of Association approved by 75% of the issued shares present at the general shareholders' meeting.

     - Preemptive Rights. Shareholders have preemptive rights for capital increases other than increases to Authorized Capital relating to Preference Shares. Subject to the consent of the Supervisory Board, these preemptive rights may be excluded by the Executive Board subject to the conditions below:

       -  in respect of fractional shares;

       - where the capital is increased against contributions in cash and the portion of the capital stock represented by the new shares in respect of which preemptive rights are excluded is no greater than 10% of that capital stock at the time the new shares are issued and the issue price of the new shares is not materially below the stock exchange price of listed shares of the same class carrying the same rights under the Articles of Association on the day when the Executive Board finally determines the issue price, as provided in the German Stock Corporation Act, section 203 (1) and (2) and section 186 (3)(4); or

       - where the capital is increased against contributions in kind to obtain shares for the acquisition of enterprises or interests in enterprises.

     - Liquidation. If SAP AG were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their share holdings. The Preference Shares are not entitled to a preference in liquidation but rank pari passu with the Ordinary Shares.

     - No Limitation on Foreign Ownership. There are no limitations under German law or in SAP AG's Articles of Association on the right of persons who are not citizens or residents of Germany to hold or vote Ordinary Shares or Preference Shares.

VOTING RIGHTS

     Each Ordinary Share represents one vote. Holders of Preference Shares are not entitled to vote, unless mandatory statutory provisions provide otherwise. Under the German Stock Corporation Act (Aktiengesetz), the holders of Preference Shares: (i) are entitled to vote on matters affecting their preferential rights, such as changes in the rate of the preferential dividend or the issuance of additional Preference Shares or other share capital that rank equal to or above the Preference Shares; and (ii) will have the same voting rights as the holders of Ordinary Shares if (x) the preferential dividend is not paid in full for a year and (y) the shortfall is not made up in the following year or the following year's preferential dividend is not paid in full. The voting rights will remain effective until the shortfall and all preferential dividends that fall due prior to the payment of the shortfall have been paid in full. Any vote taken on matters adversely affecting the preferential rights of the holders of Preference Shares requires a majority of 75% of votes cast in the meeting of holders of Preference Shares at which the vote is taken.

     Cumulative voting is not permitted under German law. SAP AG's Articles of Association provide that resolutions are passed at general shareholders' meetings by a majority of votes cast, unless a higher vote of a two-thirds majority is required by law. Additionally, German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the general shareholders' meeting at which the matter is proposed:

     -  changing the objectives provision in the articles of association;

     -  capital increases and capital decreases;

     -  excluding preemptive rights of shareholders to subscribe for new shares;

     -  dissolution;

     -  a merger into, or a consolidation with, another stock corporation;

     -  a transfer of all or virtually all of the assets; and

     -  a change of corporate form.

SHAREHOLDER MEETINGS

     The Supervisory Board or the Executive Board may call a special meeting of the shareholders. Additionally, shareholders of the Company holding in the aggregate at least 5% in nominal value of the Company's issued share capital or shares representing at least E 500,000 may call a special meeting of the shareholders.

CHANGE IN CONTROL

     There are no provisions in the Articles of Association that would have an effect of delaying, deferring or preventing a change in control of SAP AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries. German law does not specifically regulate business combinations with interested stockholders. However, general principles of German law may restrict business combinations under certain circumstances. Any business combination or change in control would require the agreement of the Pooling Shareholders.

DISCLOSURE OF SHARE HOLDINGS

     SAP AG's Articles of Association do not require shareholders to disclose their share holdings. The Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the Company of the number of shares they hold if that number reaches, exceeds of falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the Company's outstanding voting rights.

CURRENCY CONVERSION -- DIVIDENDS

     See "Item 3. Key Information -- Dividends" and "Item 8. Financial Information -- Dividend Policy."

MATERIAL CONTRACTS

     The Company does not believe that any one particular contract if terminated would have a material adverse affect on the Company's business, results of operations, financial condition or cash flows.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The euro and the Mark are fully convertible currencies. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany ("Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany ("Non-resident") if such payment exceeds DM 5,000 (approximately E 2,556) (or the equivalent in a foreign currency). As of January 1, 2001, Residents must only report to the Central Bank if such payment exceeds E 25,000. In addition, Residents must report any claims against or any liabilities payable to Non-residents if such claims or liabilities, in the aggregate, exceed DM 3 million (approximately E 1.5 million) (or the equivalent in a foreign currency) during any one month. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-resident holders of ADSs or Preference Shares, see "-- Taxation -- German Taxation of Holders of ADSs or Preference Shares."

     There are no limitations imposed by German law or the Articles of Association (Satzung) of SAP AG on the right of Non-residents or foreign holders to hold the ADSs or the Preference Shares.

     Holders of Preference Shares are generally not entitled to vote at general shareholders' meetings, unless mandatory statutory provisions provide otherwise. See "-- Articles of Association -- Voting Rights."

TAXATION

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

GERMAN TAXATION OF HOLDERS OF ADSS OR PREFERENCE SHARES

     The following discussion generally summarizes the principal German tax consequences of the acquisition, ownership and disposition of ADSs or Preference Shares to a beneficial owner. This summary is based on the laws that are in force at the date hereof and is subject to any changes in German law, or in any applicable double taxation conventions to which Germany is a party, occurring after such date. In October 2000, the Tax Reduction Act (Steuersenkungsgesetz) was enacted in Germany as part of an extensive tax reform. The new law became effective as of January 1, 2001. However, for companies whose fiscal year is the calendar year most of the regulations with regard to dividends, capital gains and other relevant provisions enter into effect for the tax year beginning in 2002. The following discussion addresses only those regulations which are valid in the 2001 tax year. Significant changes which are effective in 2002 may be mentioned herein but are not explained in detail. This discussion is also based, in part, on representations of the Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms.

     The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or Preference Shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or Preference Shares. In particular, the following discussion does not address the tax consequences for: (i) a person that owns, directly or indirectly, 10% or more of SAP AG's shares; (ii) a holding which forms part of a German permanent establishment of a person not resident in Germany; or (iii) a person that is resident in Germany and at the same time resident in another country. OWNERS AND PROSPECTIVE PURCHASERS OF ADSS OR PREFERENCE SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL GERMAN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION THEREOF.

     For purposes of applying German tax law and the double tax conventions to which Germany is a party, a holder of ADSs will generally be treated as owning the Preference Shares represented thereby.

German Taxation of Dividends

     Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and non-resident shareholders. A 5.5% surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as SAP AG. The surtax equals 1.375% (5.5% of 25%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

     The Tax Reduction Act decreases the withholding tax on dividends from 25% to 20%. Accordingly, the respective surtax will be reduced from 1.375% to 1.10%. For companies whose fiscal year is the calendar year, the new regulation will be effective the first time for regular dividend distributions made in the year 2002 for previous years.

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

     With regard to the taxation of dividends, the full imputation system (tax credit system) will be applicable in 2001 for the last time provided that the fiscal year of the distributing company equals the calendar year. From 2002, the Tax Reduction Act replaces the full imputation system by the half-income system. Under this system only half of the distributed profits of a corporation will be included in the individual shareholder's personal income tax base. Therefore, it will no longer be possible to credit the corporation tax paid by the company against the shareholder's income tax. Accordingly, there will be neither the 3/7 gross-up of the income nor a credit for this amount. Dividends received by corporate shareholders in general will be tax-exempt.

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

     As mentioned above the 25% withholding tax will be reduced to 20% and the full imputation system will be replaced beginning with the year 2002. Accordingly, the refund of German tax to U.S. holders will change.

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

     U.S. Holders must also submit to the German tax authorities certification of their most recently filed U.S. federal income tax return (IRS Form 6166). Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service ("IRS"), Philadelphia Service Center Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. This certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

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

     The taxation of capital gains will also be subject to the above mentioned half-income system. The new treatment will apply the first time for capital gains derived in the year 2002 provided that the fiscal year of the company whose shares are sold equals the calendar year. Half of any capital gain derived from the sale or other disposition by an individual holder resident in Germany of ADSs or Preference Shares is taxable if the ADSs or Preference Shares are held as his or her trade or business subject to certain conditions or if the ADSs or Preference Shares are sold within a period of one year after acquisition. Capital gains derived by corporate shareholders resident in Germany are tax-exempt subject to certain conditions.

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

     This summary deals only with ADSs and Preference Shares that are held as capital assets and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, life insurance companies, tax-exempt entities, real estate investment trusts, U.S. Holders that hold Preference Shares or ADSs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of SAP AG, U.S. Holders that have a principal place of business or "tax home" outside the United States or U.S. Holders whose "functional currency" is not the Dollar.

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

     For future changes caused by the German Tax Reduction Act especially with regard to withholding taxes on dividends, capital gains and foreign tax credits, please refer to the statements above in the section "-- Taxation -- German Taxation of Holders of ADSs or Preference Shares." As mentioned, the new rules will be effective from the tax year 2002.

     THE DISCUSSION SET OUT BELOW IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN ADSs OR PREFERENCE SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL OR FOREIGN TAX LAW. THE STATEMENTS OF U.S. TAX LAW SET OUT BELOW ARE BASED ON THE LAWS IN FORCE AND INTERPRETATIONS THEREOF AT THE DATE OF THIS ANNUAL REPORT ON FORM 20-F AND ARE SUBJECT TO ANY CHANGES OCCURRING AFTER THAT DATE.

     For U.S. federal income tax purposes, a U.S. Holder of ADSs will be considered to own the Preference Shares represented thereby.

Distributions

     Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions made by SAP AG with respect to Preference Shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 10% of the amount of the associated distribution. However, for U.S. federal income tax purposes, the net cash distribution (equal to 90%) will be treated as if it had been subject to a 15% German withholding tax and will be "grossed up" accordingly. The total amount of the distribution therefore will be equal to the sum of: (i) the actual cash distribution net of the 10% withholding tax; (ii) the 10% tax actually withheld; and (iii) an amount equal to 5.88% of the sum of
(i) and (ii). For example, if SAP AG distributes a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution currently will be subject to German withholding tax of U.S.$25 plus U.S.$1.375 surtax, and the U.S. Holder will receive U.S.$73.625. If the U.S. Holder obtains the Treaty refund, he will receive an additional U.S.$16.375 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of U.S.$105.88, which will be deemed to have been subject to German withholding tax of U.S.$15.88 (15% of U.S.$105.88) resulting in the net receipt of U.S.$90.00. Under the Treaty, if natural persons that are residents in Germany cease to be entitled under German law to a tax credit in respect of dividends paid by SAP AG, U.S. Holders will be eligible to obtain a refund of German withholding tax only to the extent that the German withholding tax exceeds 15% of the amount of the associated distribution. In such circumstances, if SAP AG distributed a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution would be subject to German withholding tax and a U.S. Holder that obtained the Treaty refund would receive an aggregate amount of U.S.$85 and be treated for U.S. federal income tax purposes as having received a total distribution of U.S.$100, subject to German withholding tax of U.S.$15.

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

DOCUMENTS ON DISPLAY

     SAP AG is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, SAP files reports and other information with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. SAP's annual reports and some of the other information submitted by SAP to the SEC may be accessed through this Web site. In addition, material filed by SAP can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     To ensure the adequacy and effectiveness of the Company's foreign exchange hedge positions, and to monitor the risks and opportunities of its non-hedge portfolios, the Company continually monitors its foreign forward and option positions. In addition, the Company monitors its interest rate exposure, if any, both on a stand-alone basis and in conjunction with its underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates. In addition, the Company has entered into the past, and expects to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the SARs in the event cash payments to participants are required as a result of an increase in the market price of the Preference Shares. There can be no assurance that the benefits achieved from hedging the Company's STAR Plan exceed the related costs.

FOREIGN CURRENCY RISK

     Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 90 days following the end of the month (30 days in 2001) in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the local currencies of the various subsidiaries, whereas the functional currency of SAP AG is the euro, SAP AG's anticipated cash flows are subjected to foreign exchange risks. In addition, the delay between the date when the subsidiary records revenue and the date when the subsidiary remits payment to SAP AG also exposes the Company to foreign exchange risk. See "Item 5. Operating and Financial Review and Prospects -- Exchange Rate Exposure."

     The Company enters into derivative instruments, primarily foreign exchange forward contracts, to protect all or a portion of anticipated cash flows from foreign subsidiaries. Specifically, these foreign exchange contracts offset anticipated cash flows and existing intercompany receivables relating to subsidiaries in countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Australia and Canada. The Company uses foreign exchange forwards that generally have maturities of twelve months or less, which are rolled over if necessary to provide continuing coverage until the applicable royalties are received.

     Generally, anticipated cash flows represent expected intercompany amounts resulting from revenue generated within the next twelve months from the purchase date of the derivative instrument. However, management extends the future periods being hedged for period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies.

     The table below provides information about the Company's derivative financial instruments that are sensitive to foreign currency exchange rates, including foreign exchange forward contracts and currency options. The table presents fair values, notional amounts (at the contract exchange rates) and the respective weighted average contractual foreign currency exchange rates. The fair values do not reflect any foreign exchange gains or losses on the underlying intercompany receivables and payables. In addition, the table below does not include foreign currency risks associated with third-party receivables and payables denominated in currencies other than the functional currency of the reporting subsidiary. See the Company's consolidated financial statements included in "Item 18. Financial Statements" for further information on the Company's foreign exchange derivative instruments.

                                                                   E FUNCTIONAL CURRENCY
                                                                         (E (000))
                                                              --------------------------------
                                                                                   FAIR VALUE
                                                                  CONTRACT        DECEMBER 31,
FOREIGN CURRENCY RISK                                         NOTIONAL AMOUNTS      2000(1)
---------------------                                         ----------------    ------------
                                                                  EXPECTED
                                                               MATURITY DATE
                                                                    2001
DERIVATIVES USED TO MANAGE FIRM COMMITMENTS
  (Receive euros Sell Local Currency)
  FOREIGN CURRENCY FORWARD CONTRACTS
U.S. Dollars................................................      128,640            4,629
Weighted Average Contractual Exchange Rate..................        0.897
British Pounds..............................................       22,928              510
Weighted Average Contractual Exchange Rate..................        0.611
Canadian Dollars............................................       12,156              260
Weighted Average Contractual Exchange Rate..................        1.366
Australian Dollars..........................................       11,205              204
Weighted Average Contractual Exchange Rate..................        1.651
Japanese Yen................................................       14,985              820
Weighted Average Contractual Exchange Rate..................        100.1
Swiss Franks................................................        8,000               88
Weighted Average Contractual Exchange Rate..................        1.500
  FOREIGN CURRENCY OPTIONS
U.S. Dollars................................................       31,250              236
Weighted Average Contractual Exchange Rate..................        0.800
  FOREIGN CURRENCY FORWARD CONTRACTS
  (Receive Local Currency, Sell euros)
U.S. Dollars................................................        5,321               40
Weighted Average Contractual Exchange Rate..................       0.9395
Australian Dollars..........................................        2,412              (33)
Weighted Average Contractual Exchange Rate..................        1.658

                                                                   E FUNCTIONAL CURRENCY
                                                                          E (000)
                                                              --------------------------------
                                                                                   FAIR VALUE
                                                                  CONTRACT        DECEMBER 31,
FOREIGN CURRENCY RISK                                         NOTIONAL AMOUNTS     2000(1)(2)
---------------------                                         ----------------    ------------
                                                                  EXPECTED
                                                               MATURITY DATE
                                                                    2001
DERIVATIVES USED TO MANAGE ANTICIPATED CASH FLOWS
  (Receive euros, Sell Local Currency)
FOREIGN CURRENCY FORWARD CONTRACTS
U.S. Dollars................................................      374,319            22,520
Weighted Average Contractual Exchange Rate..................         .882
Japanese Yen................................................       32,996             1,743
Weighted Average Contractual Exchange Rate..................       96.980
British Pounds..............................................       83,268             3,595
Weighted Average Contractual Exchange Rate..................       0.6000
Canadian Dollars............................................       38,818             3,033
Weighted Average Contractual Exchange Rate..................        1.288
Swiss Franks................................................       40,426               481
Weighted Average Contractual Exchange Rate..................        1.484
FOREIGN CURRENCY OPTIONS
U.S. Dollars................................................       46,619             4,204
Weighted Average Contractual Exchange Rate..................         .858

---------------

(1) Amounts included on the consolidated balance sheet.

(2) Amounts are included in accumulated other comprehensive income net of tax.

INTEREST RATE RISK

     The Company invests its cash primarily in bank time deposits, marketable equity securities and fixed and variable rate marketable debt securities. See "Item 5. Operating and Financial Review and Prospects -- Interest Rate Exposure." In 2000, the Company invested in funds ("the Funds") created by three creditworthy financial institutions in which such financial institutions independently trade securities, subject to guidelines prescribed by the Company. Such guidelines limit investments in equity securities to 20% of the total value with remaining amounts in interest bearing securities. Securities held by the Funds are limited to investments in companies within the European market. The Company does not expect changes in the quoted market prices of time deposits or fixed rate securities held within the Funds to have a material effect on results of operations or cash flows. The Company has in the past entered into, and in the future may enter into, interest rate swaps to better manage the interest income on its cash equivalents and marketable securities and to partially mitigate the impact of EMU interest rate fluctuations on these investments. The Company holds such derivative instruments for purposes other than trading. No swaps were outstanding at December 31, 2000.

     The table below presents principal (or notional) amounts (in thousands of euros unless otherwise indicated), respective fair values at December 31, 2000 and related weighted average interest rates by year of maturity for the Company's investment portfolio.

                                                EXPECTED MATURITY DATE
                                        (E (000), UNLESS OTHERWISE INDICATED)                    FAIR VALUE
                                  --------------------------------------------------            DECEMBER 31,
MARKETABLE DEBT SECURITIES        2001    2002    2003     2004    2005   THEREAFTER   TOTAL        2000
--------------------------        -----   -----   -----   ------   ----   ----------   ------   ------------
Fixed rate......................     --      --      --   51,129    --        --       51,129      51,640
Average interest rate...........     --      --      --     6.12%   --        --
Variable rate...................  4,162      --      --       --    --       571        4,733       4,727
Average interest rate...........   5.00%     --      --       --    --       4.8%
                                  -----   -----   -----   ------   ---       ---       ------      ------
Total investments...............  4,162      --      --   51,129    --       571       55,862      56,367
                                  =====   =====   =====   ======   ===       ===       ======      ======

     The Company has lines of credit available that allow it to borrow in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding at December 31, 2000 (in thousands of euros unless otherwise indicated), and related weighted average interest rates by year of maturity for the bank loans outstanding under lines of credit and overdrafts. Fair values of bank loans and overdrafts approximate carrying values.

BANK LOANS AND OVERDRAFTS                                      2001      2002      TOTAL
-------------------------                                     -------    -----    -------
Fixed rate..................................................  146,877    2,131    149,008
Average interest rate.......................................     3.72%    6.75%

EQUITY PRICE RISK

     The Company is exposed to equity price risks on the marketable portion of its equity securities including equity securities within the Funds. The Company's available for sale securities consist of investments in the high-technology industry, which historically have experienced high volatility. The Company typically does not attempt to reduce or eliminate market exposure on these securities.

     The Company holds such equity securities purchased through its venture operations and strategic global partnering programs. The purpose of venture investments is to provide funding to companies that, in the opinion of the Company's management, have promising technologies. The venture funding represents an equity investment, and or loans, and does not represent a commitment of further business development initiatives by SAP. Investments made in conjunction with strategic global partnering differ from those of the venture operations since such investments are made in software and service partners who are expected to complement the Company's existing or future product and/or service offerings. Frequently, the Company and its partners may also enter into development or sublicense agreements to further align the strategies of SAP and the partner.

     In many instances, the Company invests in privately held companies in which an initial public offering is planned. Such investments are recorded at cost and therefore do not expose the Company to equity price risk as long as they are privately owned.

     SAP AG will from time to time enter into equity swap arrangements with creditworthy financial institutions. Under the terms of such equity swaps, SAP AG either receives or pays money to the extent the value of the underlying marketable security changes compared to the value of such securities at the inception of the swap. Gains or losses are immediately recognized in non-operating income and are based on changes in the fair value. The notional amount and fair value at December 31, 2000 are as follows:

                                                                EXPECTED
                                                              MATURITY DATE
EQUITY SWAP                                                       2003
-----------                                                   -------------
                                                                 (000 E)
Notional amount.............................................     20,289
Fair Value at December 31, 2000.............................     (2,312)

     During 2000, the Company recognized in finance income, net gains from the sale of marketable equity securities of approximately E 355 million. There can be no assurance that changes in market conditions, the performance of companies in which the Company holds investments or other factors will not negatively impact the Company's ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 2000, or result in the loss of amounts invested.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-48, incorporated herein by reference.

     The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

     Report of Independent Public Accountants.

     Consolidated Statements of Income for the years ended 2000, 1999 and 1998.

     Consolidated Balance Sheets as of December 31, 2000 and 1999.

     Consolidated Statements of in Changes Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998.

     Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998.

     Notes to the Consolidated Financial Statements.

     Schedule for the years ended December 31, 2000, 1999 and 1998:

     Schedule II -- Valuation and Qualifying Accounts and Reserves.

ITEM 19.  EXHIBITS

     The following documents are filed as exhibits to this Annual Report on Form 20-F:

     1.1   Articles of Association, as amended to date (English translation).*

     4.1 Amended and Restated Deposit Agreement among the Company, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.**

     8.1   Subsidiaries of the Company (see pages F-45 through F-47).

     10.1 Pooling Agreement, dated November 30, 1996, among Dietmar Hopp, Oliver Hopp, Dietmar Hopp Stiftung GmbH, Dr. Hasso Plattner, Dr. Klaus Tschira and Klaus Tschira Stiftung gGmbH (English translation).***

     10.2 Supplement to Pooling Agreement, effective as of October 12, 1998 (English translation).****

     10.3 Amendment to Pooling Agreement, effective as of December 7, 1998 (English translation).****

     23.1 Consent of Independent Public Accountants.
---------------

*   Incorporated by reference to Form 6-K of SAP AG, filed on November 22, 2000.

** Incorporated by reference to Exhibit 4.1 of the Company's Form 20-F/A, filed with the SEC on June 23, 2000.

*** Incorporated by reference to Registration Statement on Form F-1 of SAP
    (Registration No. 333-57383), filed on June 22, 1998.

**** Incorporated by reference to Annual Report on Form 20-F of SAP AG for 1998, filed on May 18, 1999.

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

                                      SAP AKTIENGESELLSCHAFT SYSTEME,
                                      ANWENDUNGEN, PRODUKTE IN DER
                                      DATENVERARBEITUNG
                                      (Registrant)


                                      By: /s/ PROF. DR. HENNING KAGERMANN
                                      ------------------------------------------
                                          Name: Prof. Dr. Henning Kagermann
                                          Title: Co-Chairman and CEO


Dated: March 28, 2001                 By: /s/ DR. WERNER BRANDT
                                      ------------------------------------------
                                          Name: Dr. Werner Brandt
                                          Title: CFO

                    SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-1
Consolidated Financial Statements:
  Consolidated Statements of Income for the years ended
     December 31, 2000, 1999 and 1998.......................   F-2
  Consolidated Balance Sheets as of December 31, 2000 and
     1999...................................................   F-3
  Consolidated Statements of Changes in Shareholders' Equity
     for the years ended December 31, 2000, 1999 and 1998...   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999 and 1998.......................   F-5
  Notes to Consolidated Financial Statements................   F-6
Schedule for the years ended December 31, 2000, 1999 and
  1998:
  Schedule II -- Valuation and Qualifying Accounts and
     Reserves...............................................   S-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with professional standards prescribed by the German Institute of Certified Public Accountants and in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index of financial statements is presented for purposes of complying with the Securities and Exchange Commissions rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole. Eschborn/Frankfurt am Main,
February 1, 2001

                                ARTHUR ANDERSEN
                        Wirtschaftsprufungsgesellschaft
                        Steuerberatungsgesellschaft mbH

                    GROSS                                         TUROWSKI
              Wirtschaftsprufer                              Wirtschaftsprufer

                             SAP AKTIENGESELLSCHAFT
                       CONSOLIDATED STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31,
             (IN THOUSANDS EXCEPT PER SHARE AND EXCHANGE RATE DATA)

                                        NOTE    2000(2)        2000         1999       1998(1)
                                        ----   ----------   ----------   ----------   ----------
                                                   $            E            E            E
  Software revenue...................           2,308,251    2,458,725    1,932,391    1,899,932
  Maintenance revenue................           1,568,138    1,670,364    1,162,062      819,824
                                               ----------   ----------   ----------   ----------
Product revenue......................           3,876,389    4,129,089    3,094,453    2,719,756
                                               ----------   ----------   ----------   ----------
  Consulting revenue.................           1,544,512    1,645,198    1,546,933    1,121,404
  Training revenue...................             376,051      400,566      394,478      412,221
                                               ----------   ----------   ----------   ----------
Service revenue......................           1,920,563    2,045,764    1,941,411    1,533,625
                                               ----------   ----------   ----------   ----------
Other revenue........................    (4)       84,250       89,742       74,349       62,233
                                               ----------   ----------   ----------   ----------
Total revenue........................           5,881,202    6,264,595    5,110,213    4,315,614
                                               ----------   ----------   ----------   ----------
  Cost of product....................            (677,397)    (721,556)    (526,653)    (372,365)
  Cost of service....................          (1,643,358)  (1,750,487)  (1,625,096)  (1,255,805)
  Research and development...........            (910,051)    (969,377)    (744,666)    (572,382)
  Sales and marketing................          (1,480,797)  (1,577,330)  (1,131,917)    (964,735)
  General and administration.........            (392,015)    (417,570)    (260,130)    (207,541)
  Other operating income/expense,
     net.............................    (5)      (24,049)     (25,617)     (25,571)     (41,992)
                                               ----------   ----------   ----------   ----------
Total operating expenses.............    (6)   (5,127,667)  (5,461,937)  (4,314,033)  (3,414,820)
                                               ----------   ----------   ----------   ----------
Operating income.....................             753,535      802,658      796,180      900,794
Other non-operating income/expense,
  net................................    (7)      (51,953)     (55,340)     (51,008)      17,186
Finance income, net..................    (8)      266,755      284,144      235,175       13,972
                                               ----------   ----------   ----------   ----------
Income before income taxes...........             968,337    1,031,462      980,347      931,952
                                               ----------   ----------   ----------   ----------
Income taxes.........................    (9)     (367,829)    (391,807)    (376,416)    (403,469)
                                               ----------   ----------   ----------   ----------
Minority interest....................              (5,004)      (5,330)      (2,930)      (1,539)
                                               ----------   ----------   ----------   ----------
Net income...........................             595,504      634,325      601,001      526,944
                                               ==========   ==========   ==========   ==========
Earnings per share -- basic..........   (10)
  Ordinary shares....................                1.89         2.01         1.91         1.68
  Preference shares..................                1.90         2.02         1.92         1.69
Earnings per share -- diluted........   (10)
  Ordinary shares....................                1.89         2.01         1.90         1.67
  Preference shares..................                1.89         2.01         1.90         1.67

---------------

(1) The 1998 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

(2) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to U.S.$ 0.9388, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2000.

                See Notes to Consolidated Financial Statements.

                             SAP AKTIENGESELLSCHAFT
                          CONSOLIDATED BALANCE SHEETS
                               AS OF DECEMBER 31,
                    (IN THOUSANDS EXCEPT EXCHANGE RATE DATA)

ASSETS

                                                       NOTE    2000(2)      2000        1999
                                                       ----   ---------   ---------   ---------
                                                                  $           E           E
Intangible assets...................................   (11)     108,988     116,093     119,885
Property, plant and equipment.......................   (12)     817,391     870,676     794,276
Financial assets....................................   (13)     567,222     604,199     609,815
                                                              ---------   ---------   ---------
Fixed assets........................................          1,493,601   1,590,968   1,523,976
                                                              ---------   ---------   ---------
Inventories.........................................   (14)       5,446       5,801       3,138
Accounts receivable.................................   (15)   2,060,201   2,194,505   1,845,397
Accounts due from related parties...................              3,546       3,777         222
Other assets........................................   (16)     177,072     188,615     307,911
                                                              ---------   ---------   ---------
Accounts receivable and other assets................          2,240,819   2,386,897   2,153,530
                                                              ---------   ---------   ---------
Marketable securities...............................   (17)      89,789      95,643          --
Liquid assets.......................................   (18)   1,020,214   1,086,721     810,277
                                                              ---------   ---------   ---------
Short-term assets...................................          3,356,268   3,575,062   2,966,945
                                                              ---------   ---------   ---------
Deferred taxes......................................            286,766     305,460     284,293
Prepaid expenses and deferred charges...............   (19)     107,733     114,756      51,675
                                                              ---------   ---------   ---------
Total assets........................................          5,244,368   5,586,246   4,826,889
                                                              =========   =========   =========
(thereof current assets)............................          3,796,743   4,044,251   3,515,569

SHAREHOLDERS' EQUITY AND LIABILITIES

Subscribed capital(1)...............................            295,454     314,715     267,805
Additional paid-in capital..........................              8,354       8,899     249,364
Retained earnings...................................          1,873,076   1,995,181   1,698,229
Accumulated other comprehensive income..............            155,430     165,561     343,957
                                                              ---------   ---------   ---------
Shareholders' equity................................   (20)   2,332,314   2,484,356   2,559,355
                                                              ---------   ---------   ---------
Temporary equity....................................   (21)     384,439     409,500          --
                                                              ---------   ---------   ---------
Minority interests..................................             57,409      61,151       8,737
  Pension liabilities and similar obligations.......   (23)      23,312      24,832      11,588
  Other reserves and accrued liabilities............   (24)   1,323,667   1,409,956   1,266,561
                                                              ---------   ---------   ---------
Reserves and accrued liabilities....................          1,346,979   1,434,788   1,278,149
                                                              ---------   ---------   ---------
  Bonds.............................................   (25)       4,142       4,412       1,263
  Other liabilities(3)..............................   (26)     776,358     826,969     603,572
                                                              ---------   ---------   ---------
Other liabilities...................................            780,500     831,381     604,835
                                                              ---------   ---------   ---------
Deferred income(3)..................................   (27)     342,727     365,070     375,813
                                                              ---------   ---------   ---------
Total shareholders' equity and liabilities..........          5,244,368   5,586,246   4,826,889
                                                              =========   =========   =========
(thereof current liabilities).......................          2,357,224   2,510,891   1,783,914

---------------

(1) Contingent capital E 19,785 thousand (1999: E 1,263 thousand)

(2) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to U.S.$ 0.9388, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2000.

(3) The 1999 balances reflect a reclassification of E 65,829 thousand from other liabilities to deferred income to conform to the current year presentation.

                See Notes to Consolidated Financial Statements.

                             SAP AKTIENGESELLSCHAFT
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                (IN THOUSANDS OF E)
                                                  -------------------------------------------------------------------------------
                                   NUMBER OF                                   ACCUMULATED
                                 SHARES ISSUED                                    OTHER       ADDITIONAL
                                AND OUTSTANDING   COMPREHENSIVE   RETAINED    COMPREHENSIVE    PAID-IN     SUBSCRIBED
                                     (000)           INCOME       EARNINGS       INCOME        CAPITAL      CAPITAL       TOTAL
                                ---------------   -------------   ---------   -------------   ----------   ----------   ---------
January 1, 1998(1)............      104,302                         886,311       65,572        232,549     266,645     1,451,077
Net income....................                       526,944        526,944                                               526,944
  Other comprehensive income,
    net of tax
    Unrealized gains on
      marketable securities...                        31,991
    Currency translation
      adjustment..............                       (53,206)
                                                    --------
  Other comprehensive
    income....................                       (21,215)                    (21,215)                                 (21,215)
                                                    --------
Comprehensive Income..........                       505,729
                                                    ========
Convertible bonds exercised...          262                                                      12,468         670        13,138
Dividends.....................                                     (150,429)                                             (150,429)
Other.........................                                          734                      (1,982)                   (1,248)
                                    -------                       ---------     --------       --------     -------     ---------
December 31, 1998.............      104,564                       1,263,560       44,357        243,035     267,315     1,818,267
                                    -------                       ---------     --------       --------     -------     ---------
Net income....................                       601,001        601,001                                               601,001
  Other comprehensive income,
    net of tax
    Unrealized gains on
      marketable securities...                       224,127
    Currency translation
      adjustment..............                        90,628
    Additional minimum pension
      liability...............                        (1,625)
    Unrealized losses on
      cash-flow hedges........                       (13,530)
                                                    --------
  Other comprehensive
    income....................                       299,600                     299,600                                  299,600
                                                    --------
Comprehensive Income..........                       900,601
                                                    ========
Convertible bonds exercised...          192                                                       9,307         490         9,797
Dividends.....................                                     (165,473)                                             (165,473)
Other.........................                                         (859)                     (2,978)                   (3,837)
                                    -------                       ---------     --------       --------     -------     ---------
December 31, 1999.............      104,756                       1,698,229      343,957        249,364     267,805     2,559,355
                                    -------                       ---------     --------       --------     -------     ---------
Effect of 3-for-1 stock
  split.......................      209,512                                                     (46,463)     46,463
Net income....................                       634,325        634,325                                               634,325
  Other comprehensive income,
    net of tax
    Unrealized losses on
      marketable securities...                      (260,246)
    Currency translation
      adjustment..............                        46,571
    Additional minimum pension
      liability...............                        (3,780)
    Unrealized gains on
      cash-flow hedges........                        39,059
                                                    --------
  Other comprehensive
    income....................                      (178,396)                   (178,396)                                (178,396)
                                                    --------
Comprehensive income..........                       455,929
                                                    ========
Convertible bonds exercised...          447                                                       7,160         447         7,607
Dividends.....................                                     (165,780)                                             (165,780)
Effect of put option..........                                     (170,232)                   (209,699)                 (379,931)
Other.........................                                       (1,361)                      8,537                     7,176
                                    -------                       ---------     --------       --------     -------     ---------
December 31, 2000.............      314,715                       1,995,181      165,561          8,899     314,715     2,484,356
                                    -------                       ---------     --------       --------     -------     ---------

---------------

(1) The 1998 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

                See Notes to Consolidated Financial Statements.

                             SAP AKTIENGESELLSCHAFT
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                    (IN THOUSANDS EXCEPT EXCHANGE RATE DATA)

                                                               NOTE   2000(2)      2000        1999     1998(1)
                                                               ----   --------   ---------   --------   --------
                                                                         $           E          E          E
Net income before minority interest.........................           595,504     634,325    601,001    526,944
Minority interest...........................................             5,004       5,330      2,930      1,539
                                                                      --------   ---------   --------   --------
Net income..................................................           600,508     639,655    603,931    528,483
Calculated gain from initial public offering of a
  subsidiary................................................           (41,527)    (44,234)        --         --
Depreciation and amortization...............................           209,642     223,308    172,680    139,836
Loss/gain on disposal of property, plant and equipment......             6,052       6,447      1,065       (692)
Gain on sales of marketable equity securities...............          (333,404)   (355,139)  (224,912)    (1,769)
Write-downs of financial assets.............................            18,630      19,845      2,239      2,094
Write-ups of financial assets...............................              (665)       (708)      (613)      (553)
Change in pension reserves..................................             5,542       5,903     (6,313)     3,081
Change in other reserves and accrued liabilities,
  long-term.................................................           (98,965)   (105,416)    94,492    (28,375)
Change in deferred taxes....................................          (123,923)   (132,001)    14,714    (92,061)
Change in inventories.......................................            (2,500)     (2,663)      (366)     1,070
Change in accounts receivables and other assets.............          (162,261)   (172,839)  (369,043)  (268,685)
Change in other reserves and accrued liabilities,
  short-term................................................           487,013     518,761    207,689    175,832
Change in other liabilities.................................           143,558     152,916    108,800    129,123
Change in prepaid expenses and deferred charges.............           (59,220)    (63,081)   (31,037)    (1,736)
Change in deferred income...................................           (10,086)    (10,743)   (41,543)    27,451
                                                                      --------   ---------   --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................   (28)    638,394     680,011    531,783    613,099
                                                                      --------   ---------   --------   --------
Purchase of intangible assets and property, plant and
  equipment.................................................          (267,966)   (285,435)  (354,228)  (388,588)
Purchase of financial assets................................          (464,365)   (494,636)   (96,380)   (38,838)
Change in the scope of consolidation........................            (3,876)     (4,129)    (2,012)        --
Proceeds from disposal of fixed assets......................           410,770     437,548    156,348     36,778
Change in liquid assets (maturities greater than 90 days)
  and marketable securities.................................           (36,274)    (38,639)   (51,455)   155,084
                                                                      --------   ---------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES.......................   (29)   (361,711)   (385,291)  (347,727)  (235,564)
                                                                      --------   ---------   --------   --------
Dividends paid..............................................          (155,634)   (165,780)  (165,473)  (150,429)
Proceeds from premium on convertible bonds..................             6,722       7,160      9,307     12,468
Other changes to additional paid-in-capital.................             8,015       8,537     (2,978)    (1,982)
Proceeds from issuance of put-option........................            27,758      29,569         --         --
Proceeds from exercise of conversion rights.................               420         447        490        670
Payments made on the conversion of convertible bonds........              (358)       (381)      (489)      (657)
Proceeds from issuance of convertible bonds.................             3,314       3,530         --         --
Proceeds from line of credit and long-term debt.............            93,880     100,000         --     24,596
Principal payments made on long-term debt...................           (27,712)    (29,519)      (287)      (103)
Proceeds from initial public offering of a subsidiary.......            81,980      87,324         --         --
                                                                      --------   ---------   --------   --------
NET CASH PROVIDED BY/USED IN FINANCING ACTIVITIES...........   (30)     38,385      40,887   (159,430)  (115,437)
                                                                      --------   ---------   --------   --------
Effect of foreign exchange rates on cash....................            (2,027)     (2,159)    63,979    (46,599)
NET INCREASE IN CASH AND CASH EQUIVALENTS...................           313,041     333,448     88,605    215,499
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR......           666,042     709,461    620,856    405,357
                                                                      --------   ---------   --------   --------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR............   (18)    979,083   1,042,909    709,461    620,856
                                                                      ========   =========   ========   ========

---------------

(1) The 1998 amounts have been restated from Deutsche Marks into euros at an exchange rate of DM 1.95583 to E 1.00, the fixed exchange rate as of January 1, 1999.

(2) The 2000 figures have been translated solely for the convenience of the reader at an exchange rate of E 1.00 to U.S.$ 0.9388, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2000.

                See Notes to Consolidated Financial Statements.

                             SAP AKTIENGESELLSCHAFT
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING PRINCIPLES

  (1)  BASIS OF PRESENTATION

     The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," "Group" or "Company"), have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     Prior to 1999, the consolidated financial statements were prepared in accordance with accounting principles generally accepted in Germany ("German GAAP") with a reconciliation to U.S. GAAP. For purposes of the current presentation, the 1998 consolidated financial statements have been restated to reflect U.S. GAAP for comparative purposes. The consolidated income statements have been presented using the cost of sales format. Certain reclassifications were made to prior year amounts to conform them to the current year presentation.

     SAP is using the relief outlined in section 292a of the German Commercial Code ("HGB"), which exempts companies from preparing consolidated financial statements in accordance with German GAAP if the consolidated financial statements are prepared in accordance with an internationally accepted accounting principle (i.e., U.S. GAAP or International Accounting Standards). A description of the significant differences between U.S. GAAP and German GAAP is set forth in note 37.

     Effective January 1, 1999, the Company converted its internal and external reporting to the euro and, therefore, restated the consolidated financial statements to euro using the exchange rate as of January 1, 1999. Accordingly, the Deutsche Mark ("DM") consolidated financial statements for 1998 have been restated to euro ("E") using the official fixed DM/E exchange rate as of January 1, 1999, of E 1.00 = DM 1.95583. SAP's restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in DM. Amounts included in the consolidated financial statements are reported in thousands of euros unless otherwise stated. All euro financial data that has been presented in U.S. Dollars ("$" or "Dollars") has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2000, which was E 1.00 per $ 0.9388.

  (2)  SCOPE OF CONSOLIDATION

     The consolidated financial statements include SAP AG and subsidiaries in which SAP AG holds, directly or indirectly, a majority of the voting rights.

     The following table summarizes the number of companies included in the consolidated financial statements:

NUMBER OF COMPANIES CONSOLIDATED
IN THE FINANCIAL STATEMENTS                                  GERMAN    FOREIGN    TOTAL
--------------------------------                             ------    -------    -----
December 31, 1999........................................      11         51        62
Additions................................................       6         10        16
Disposals................................................       1          1         2
                                                              ---        ---       ---
December 31, 2000........................................      16         60        76
                                                              ===        ===       ===

     SAP AG directly holds between 20% and 50% of the voting rights in eight companies ("associated companies") all of which are reported under the equity method.

     The impact of including new companies in the consolidated financial statements during 2000 and 1999 does not limit comparability of the annual financial statements with those of the previous years.

     All affiliated companies and other associated companies are listed on page F-45 to F-47 with ownership percentages, revenues, net income, equity, and numbers of employees.

     Separate individual financial statements were not prepared for the following subsidiaries as allowed under sec. 264b of HGB:

SAP Retail Solutions GmbH & Co. KG, St. Ingbert
SAP CRM Consulting GmbH & Co. KG, Manheim eSAP GmbH & Co. KG, Walldorf
SAPHosting AG & Co KG, St. Leon-Rot

  (3)  SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICIES

     The Company accounts for its business combinations using the purchase accounting method. As of the date of acquisition, differences between acquisition costs and attributable shareholders' equity are first allocated to identifiable assets acquired or liabilities assumed to the extent of their fair market values. Any remaining goodwill is capitalized as an intangible asset and amortized using the straight-line method over its estimated useful life.

     Intercompany receivables, payables, revenues, expenses and profits among the consolidated companies are eliminated. Deferred taxes are calculated for consolidation entries affecting income. Minority interest is identified for subsidiaries not wholly owned by the parent company. Goodwill arising from associated companies' equity is calculated based upon the same principles.

USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CURRENCY TRANSLATION

     The financial statements of the fully consolidated foreign subsidiaries are translated according to the functional currency method. Since all subsidiaries are economically independent, and thus their functional currency is the local currency, their balance sheets are translated into the Group's reporting currency at median rates on the balance sheet date ("closing rate") and their income statements are translated at annual average rates. Differences from the prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement do not affect income. The effects of foreign currency translation are included in other comprehensive income in the consolidated statements of changes in shareholders' equity.

     Assets and liabilities denominated in foreign currencies are translated at the closing rate with resulting gains and losses reflected in income.

     The exchange rates of key currencies affecting the Group changed as follows:

                                             CLOSING RATE AT
                                         DECEMBER 31, TO E 1.00       ANNUAL AVERAGE EXCHANGE RATE TO E 1.00
                                         -----------------------     ----------------------------------------
EXCHANGE RATES(1)                          2000          1999           2000           1999           1998
-----------------                        ---------     ---------     ----------     ----------     ----------
U.S. Dollar...............     USD        0.9302        1.0028         0.9162         1.0595         1.1196
Japanese Yen..............     JPY        106.83        102.51         99.071         119.28         147.61
British Pound.............     GBP        0.6233        0.6202         0.6087         0.6525         0.6762
Canadian Dollar...........     CAD        1.3929        1.4574         1.3716         1.5582         1.6735
Australian Dollar.........     AUD        1.6770        1.5570         1.5932         1.6349         1.8076

---------------

(1) The exchange rates for 1998 have been restated for comparative purposes at the fixed rate of E 1.00 = DM 1.95583.

REVENUE RECOGNITION

     The Company recognizes software revenue in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, "Software Revenue Recognition", as amended by SOP 98-4 and SOP 98-9 (collectively, "SOP 97-2").

     In accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable and the collection of the fee is probable. The Company allocates a portion of its software revenues to post-contract support activities or other services or products provided to the customer free of charge or at non-standard discounts when provided in conjunction with the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products. Software license fees for resellers or other members of the indirect sales channel are based on a fixed percentage of the Company's standard prices. The Company recognizes software license revenue for such contracts based upon the terms and conditions provided by the reseller to their customer.

     Revenues from post-contract support are recognized ratably over the term of the contract on a straight-line basis. Consulting and training services are generally recognized at the time the service is performed. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the contract has been executed, delivery of the software has occurred, fees are fixed and determinable and collection is probable. In instances where the aforementioned criteria have not been met, both the license and the consulting fees are recognized under the percentage of completion method of contract accounting. The Company provides for sales returns and allowances.

     In limited instances, the Company will enter into fixed fee consulting arrangements. Revenues under such arrangements are generally recognized using the percentage of completion method. Provisions for estimated losses on uncompleted contracts are made in the period such losses are determined.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides the SEC's interpretations of existing revenue recognition rules. In addition, the SEC issued a Frequently Asked Questions and Answers document in October 2000, to provide additional details. The Company's accounting policies are consistent with the SEC's clarification, and accordingly, the Company's adoption of SAB 101 did not materially impact the consolidated financial statements.

RESEARCH AND DEVELOPMENT

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available for sale. Historically such costs have not been material. Development costs incurred prior to achieving technological feasibility are expensed as incurred.

ADVERTISING COSTS

     The Company generally expenses advertising costs as incurred.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

     Purchased intangible assets are recorded at cost and amortized on a straight-line basis over their estimated life, generally three to five years. All existing goodwill included in the consolidated financial statements relates to acquisitions of software related companies and is amortized on a straight-line basis over its estimated life which does not exceed five years.

     Property, plant and equipment are shown at cost less accumulated depreciation, where appropriate, based on their expected useful lives.

                                                          USEFUL LIVES OF PROPERTY,
                                                          PLANT AND EQUIPMENT
                                                          -------------------------
Buildings...............................................  25 to 50 years
Leasehold improvements..................................  Based upon the lease contract
Information technology equipment........................  3 to 5 years
Office furniture........................................  4 to 20 years
Automobiles.............................................  5 years

     Buildings and leasehold improvements are depreciated using the straight-line method. Other fixed assets are generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Low-value assets are expensed in the year of acquisition. If assets are deemed to be impaired based upon an estimate of future undiscounted operating cash flows, carrying amounts are reduced to fair value. For the years ended December 31, 2000, 1999 and 1998, no such impairments have been recorded.

FINANCIAL ASSETS

     Other loans are recorded at cost. Interest-free loans to employees and to third parties are discounted to their present value. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," marketable debt and equity securities, other than investments accounted for by the equity method, are categorized as either trading, available for sale or held to maturity, depending on management's intent with respect to holding such investments. The Company's marketable securities within financial assets are considered to be available-for-sale and, therefore, are valued at fair market value at the balance sheet date. Unrealized gains and losses are excluded from earnings and reported net of tax in comprehensive income within shareholders' equity. Investments in privately held companies for which the Company does not have the ability to exercise significant influence are accounted for under the cost method of accounting.

     A write-down in the value through a charge to finance expense occurs if a decline in market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period. See note 13. Fair values are based on available market prices as of December 31, 2000, 1999 and 1998. Gains or losses recognized on sales of securities are based on the average cost method.

SHORT-TERM ASSETS

     Inventories are shown at the lower of purchase/production cost or market value. Production costs consist of direct salaries, materials, and production overhead. No write-downs of inventory were necessary for the periods presented.

     Accounts receivable are stated at their nominal value, which approximates fair market value. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. Allowances are provided when deemed necessary to reduce accounts receivables to their estimated net realizable value after giving consideration to specific customer and regional economic risks. Non-interest bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

     Other assets are shown at their nominal value, which approximates fair value.

     Marketable securities within short-term assets are considered trading. Accordingly these securities are valued at fair market value at the balance sheet date with realized and unrealized gains/losses included in earnings. Recognized gains or losses are based on the average cost method.

     Liquid assets are comprised of cash and cash equivalents and time deposits with original maturities exceeding 90 days. Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of 90 days or less. Liquid assets are reconciled to cash and cash equivalents in note 18.

DEFERRED TAXES

     Deferred taxes are established for temporary differences between assets, liabilities and net income calculated for tax purposes and for financial reporting purposes. Deferred taxes are also recorded for temporary differences resulting from consolidation.

     Deferred taxes are computed by the "liability method," under which the enacted tax rate applicable to the local subsidiaries is applied.

     In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", deferred tax amounts are shown gross on the consolidated balance sheets. Net operating loss carryforwards that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are determined by allocating expenses to the periods to which they are attributable.

LIABILITIES

     Provisions for pensions of domestic and foreign subsidiaries are based on actuarial computations according to the "Projected Unit Credit Method." In accordance with the Projected Unit Credit Method, current pensions and remuneration existing at the balance sheet date as well as expected future increases in these obligations are included in the valuation. The assumptions used to calculate the provision for pensions are shown in note 23.

     Other reserves and accrued liabilities are recorded when an obligation to a third party has been incurred and payment is probable and reasonably estimable. In determining other accrued liabilities, all applicable costs are taken into consideration.

     Liabilities are shown at the amounts payable, which approximate fair market value.

ACCOUNTING FOR STOCK-BASED COMPENSATION

     As permitted under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company applies the intrinsic value-based method in accordance with Accounting Principles Board Opinion 25 ("APB 25") for its employee stock-based compensation plans. Under APB 25, the Company records no expenses relating to the convertible bonds issued under its 2000 Long Term Incentive Program ("LTI 2000 Plan") since the conversion price is equal to the market price of a SAP preference share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options' intrinsic value on the reporting date. See note 22 for a description of the Company's LTI 2000 Plan and for a summary of the pro forma effects on reported net income and earnings per share based on the fair value of convertible bonds and stock options as required by SFAS 123.

DERIVATIVES

     The Group primarily uses forward exchange derivatives to reduce the currency risk that results from engaging in transactions denominated in currencies other than the euro, including anticipated cash flows resulting from transactions with subsidiaries. These anticipated cash flows reflect forecast assumptions, which historically have reflected actual results.

     Effective January 1, 1999, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires derivative financial instruments to be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on a derivative designated as a cash flow hedge is reported net of tax in other comprehensive income at the time related changes in the fair value of such instruments occur. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gain or loss on a derivative designated as a cash flow hedge is reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of cash flow hedges, the Company excludes differences resulting from the time value (i.e., spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately.

     Prior to the implementation of SFAS 133, the Company accounted for its foreign exchange forward contracts in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Forward contracts used to manage risk relating to anticipated cash flows do not qualify for hedge accounting treatment under SFAS 52 and were therefore recorded on the balance sheet at fair value with changes in fair value recognized in earnings immediately. Forward contracts hedging firm commitments were also recorded at fair value with changes in value offset against the foreign exchange gains or losses recognized on the item being hedged.

CREDIT ARRANGEMENTS

     Certain of the Company's foreign subsidiaries have lines of credit available which allow them to borrow in the local currency to the extent SAP AG has guaranteed such amounts. At December 31, 2000, SAP AG and its subsidiaries had approximately E 300,318 thousand available through its lines of credit under which they may borrow on an overdraft or short-term basis. As of December 31, 2000, SAP AG had E 100,000 thousand borrowed against these lines of credit. Interest under all lines is determined at the time of borrowing based on current market rates.

COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires companies to separately report the components of comprehensive income which is comprised of net income and other comprehensive income. Other comprehensive income comprises the change in equity from transactions and other events not affecting net income except those resulting from investments by owners and distributions to owners.

     Both other comprehensive income and comprehensive income are disclosed in the consolidated statements of changes in shareholders' equity. Other comprehensive income includes currency translation differences, additional minimum pension liabilities, unrecognized gains and losses from derivatives designated as cash flow hedges and unrealized gains and losses from marketable debt and equity securities considered available for sale.

CASH FLOWS

     The consolidated statements of cash flows show the effect of inflows and outflows during the course of the fiscal year on the Group's cash and cash equivalents, and have been prepared in accordance with Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows". The consolidated statements of cash flows distinguish among cash flows from operating activities, investing activities, and financing activities. The statement of cash flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in note 18.

NEW ACCOUNTING PRONOUNCEMENTS

     In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"), which replaces SFAS No. 125. SFAS 140 provides the accounting and reporting standards for securitizations and other transfers of financial assets and collateral. These standards are based on consistent application of a financial-components approach that focuses on control. SFAS 140 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 140 is effective for transfers after March 31, 2001 and is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. The Company does not anticipate that the adoption of SFAS 140 will have a material impact on its consolidated financial statements.

B.  NOTES TO THE CONSOLIDATED INCOME STATEMENTS

  (4)  REVENUE

     Segment information with respect to revenue is disclosed in note 35. Other revenue is derived mainly from marketing events.

  (5)  OTHER OPERATING INCOME/EXPENSE, NET

     Other operating income/expense for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Amortization of goodwill....................................    (33,485)   (16,725)   (11,319)
Expenses to obtain rental income............................     (5,308)        --         --
General bad debt expense....................................         --     (9,582)   (17,339)
Other operating expense.....................................     (5,477)    (3,083)   (15,863)
                                                                -------    -------    -------
     Other operating expense................................    (44,270)   (29,390)   (44,521)
                                                                =======    =======    =======
Rental income...............................................      6,988      1,510      1,375
Reductions of general bad debt allowance....................      5,792         --         --
Receipt of insurance proceeds...............................      1,389      1,535        684
Other operating income......................................      4,484        774        470
                                                                -------    -------    -------
     Other operating income.................................     18,653      3,819      2,529
                                                                -------    -------    -------
Other operating income/expense, net.........................    (25,617)   (25,571)   (41,992)
                                                                =======    =======    =======

  (6)  FUNCTIONAL COSTS AND OTHER EXPENSES

     The information provided below is classified based upon the type of expense. The consolidated statements of income include these amounts in various expenses based upon the applicable line of business.

COST OF SERVICES AND MATERIALS

     Cost of services and materials, which is included in various operating expenses in the consolidated income statements for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Raw materials and supplies, purchased goods.................     18,444     15,176     12,069
Purchased services..........................................    725,097    758,238    591,329
                                                                -------    -------    -------
Total.......................................................    743,541    773,414    603,398
                                                                =======    =======    =======

     The changes in purchased services in 1999 resulted from additional purchases of consulting services.

PERSONNEL EXPENSES/NUMBER OF EMPLOYEES

     Personnel expenses, which are included in various operating expenses in the consolidated income statements for the years ended December 31, are as follows:

                                                              2000         1999         1998
                                                             E (000)      E (000)      E (000)
                                                            ---------    ---------    ---------
Salaries................................................    2,450,329    1,750,770    1,326,505
Social costs............................................      275,839      226,736      171,434
Pension expense.........................................       86,599       54,233       49,508
                                                            ---------    ---------    ---------
Personnel expense.......................................    2,812,767    2,031,739    1,547,447
                                                            =========    =========    =========

     Included in personnel expenses for the years ended December 31, 2000, 1999 and 1998, are expenses associated with the stock appreciation rights program ("STAR program"), in the amount of E 440,818 thousand, E 140,324 thousand and E 16,327 thousand, respectively.

     The average number of employees was as follows:

                                                                 2000      1999      1998
                                                                ------    ------    ------
Employees...................................................    23,335    20,975    17,323

  (7)  OTHER NON-OPERATING INCOME/EXPENSE, NET

     Other non-operating income/expense for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                               E (000)     E (000)    E (000)
                                                               --------    -------    -------
Foreign currency losses....................................    (176,785)   (89,707)   (44,014)
Losses on disposal of fixed assets.........................      (9,192)    (3,131)    (2,293)
Other non-operating expenses...............................      (5,333)    (2,916)    (1,937)
                                                               --------    -------    -------
     Other non-operating expenses..........................    (191,310)   (95,754)   (48,244)
                                                               ========    =======    =======
Foreign currency gains.....................................      82,729     34,828     59,609
Gains on disposal of fixed assets..........................       2,745      2,066      2,987
Gain from IPO of subsidiary................................      44,234         --         --
Other non-operating income.................................       6,262      7,852      2,834
                                                               --------    -------    -------
     Other non-operating income............................     135,970     44,746     65,430
                                                               --------    -------    -------
Other non-operating income/expense, net....................     (55,340)   (51,008)    17,186
                                                               ========    =======    =======

     In July 2000, two of the Company's subsidiaries, SAP Solutions GmbH and SRS AG, merged into SAP Systems Integration GmbH to form SAP Systems Integration AG ("SAP SI"). SAP SI completed an initial public offering in September 2000, which resulted in the dilution of the Company's beneficial ownership of SAP SI voting shares from 62% to 53.7%. Net proceeds received by SAP SI from the offering, based on the offering price of E 19 per share, totaled E 87,324 thousand. The Company recorded an unrealized gain of E 44,234 thousand in other non-operating income as a result of SAP SI's public offering.

  (8)  FINANCE INCOME, NET

     Finance income, net for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Interest and similar income.................................     69,658     34,472     34,635
Interest and similar expenses...............................    (10,464)    (3,265)    (3,540)
                                                                -------    -------    -------
INTEREST INCOME, NET........................................     59,194     31,207     31,095
                                                                -------    -------    -------
LOSS FROM ASSOCIATED COMPANIES..............................    (78,350)   (19,631)   (16,117)
                                                                -------    -------    -------
Income from marketable securities and loans of financial
  assets....................................................      1,071        910        958
Write-down of financial assets..............................    (19,845)    (2,239)    (2,094)
Gains on sales of marketable equity securities..............    355,139    224,912      1,769
Other net...................................................    (33,065)        16     (1,639)
                                                                -------    -------    -------
OTHER FINANCE INCOME/LOSS, NET..............................    303,300    223,599     (1,006)
                                                                -------    -------    -------
Finance income, net.........................................    284,144    235,175     13,972
                                                                =======    =======    =======

     Interest income is derived primarily from cash and cash equivalents, long-term investments and other assets. The negative results from associated companies include a loss of E 69,829 thousand, E 23,354 thousand, and E 18,687 thousand for 2000, 1999 and 1998, respectively, resulting from Pandesic LLC, a joint venture founded in 1997 with Intel Corp. The 2000 figure includes the Company's share of a non-recurring charge in 2000 of approximately E 23,400 thousand for exit costs recorded in conjunction with the decision and plan design for Pandesic LLC to cease operations. The majority of the remaining
E 16,000 thousand costs accrued at December 31, 2000 are expected to be incurred in the first quarter of 2001.

  (9)  INCOME TAXES

     Income tax expense for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                               E (000)     E (000)    E (000)
                                                               --------    -------    -------
Current taxes -- Germany...................................     235,679    110,071    209,755
Current taxes -- Foreign...................................     279,342    226,442    226,145
                                                               --------    -------    -------
                                                                515,021    336,513    435,900
Deferred taxes -- Germany..................................    (106,752)    88,183     (1,922)
Deferred taxes -- Foreign..................................     (16,462)   (48,280)   (30,509)
                                                               --------    -------    -------
                                                               (123,214)    39,903    (32,431)
                                                               --------    -------    -------
Income tax expense.........................................     391,807    376,416    403,469
                                                               ========    =======    =======

     Income before income taxes is attributable to the following geographic locations:

                                                                 2000        1999       1998
                                                                E (000)     E (000)    E (000)
                                                               ---------    -------    -------
Germany....................................................      307,420    454,745    448,948
Foreign....................................................      724,042    525,602    483,004
                                                               ---------    -------    -------
Income before income taxes.................................    1,031,462    980,347    931,952
                                                               =========    =======    =======

     The effective tax rate of the Group for the years ended December 31, 2000, 1999 and 1998, is 38.0%, 38.4% and 43.3%, respectively. The table below shows the reconciliation of the current German statutory retained earnings corporate income tax rate of 40% (45% for 1998) and the effective tax rate. Because of the lower German tax rate for income distributed to shareholders, the domestic corporation tax is reduced according to the Executive Board's dividend proposal.

                                                                 2000        1999       1998
                                                                E (000)     E (000)    E (000)
                                                               ---------    -------    -------
Income before income taxes.................................    1,031,462    980,347    931,952
German trade tax on income.................................      (43,431)   (62,742)   (66,554)
                                                               ---------    -------    -------
INCOME AFTER GERMAN TRADE TAX ON INCOME....................      988,031    917,605    865,398
                                                               =========    =======    =======
Corporation tax on income (40% in 2000 and 1999, 45% in
  1998)....................................................      395,212    367,042    389,429
German trade tax on income.................................       43,431     62,742     66,554
Solidarity charge..........................................        6,127      1,611      6,544
Tax reduction for dividend payments........................      (28,014)   (28,331)   (35,459)
Foreign tax rate differential, net.........................      (44,954)   (28,006)   (49,035)
Utilization of loss carryforwards..........................       (3,697)   (19,938)      (475)
Tax on non-deductible expenses.............................       17,058     11,383      9,736
Tax effect on current year losses..........................          588        395     27,265
Consolidation effects......................................       (7,598)    (3,130)    (3,937)
Other......................................................       13,654     12,648     (7,153)
                                                               ---------    -------    -------
INCOME TAXES...............................................      391,807    376,416    403,469
                                                               =========    =======    =======

     A solidarity surcharge of 5.5% is imposed in respect of German corporation tax liability. The effective German trade tax rate, before income taxes, for the years ended December 31, 2000, 1999 and 1998 was 14.1%, 13.8% and 14.3%,
respectively.

     Changes to German tax laws ("Steuersenkungsgesetz -- StSenkG"), effective in 2001, were enacted in October 2000. The new tax laws reduce the existing German corporate tax rates from 30% for distributed earnings and 40% for undistributed earnings to 25% for both, effective 2001. Additionally, capital gains and losses realized on the sale of securities of German corporations are exempt beginning 2002. Capital gains and losses realized on the sale of securities of foreign corporations are most likely exempt effective in 2001, or at the latest, 2002. Deferred taxes arising from temporary differences have been computed based on the tax rates enacted for the years in which such differences are expected to reverse. These changes in German tax law do not materially impact 2000 earnings and result in a net asset increase of approximately E 13.4 million at December 31, 2000. This includes reductions of deferred tax liabilities associated with unrealized capital gains for which the Company does not expect to incur a tax liability under the new tax laws.

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

                                                                2000       1999
                                                               E (000)    E (000)
                                                               -------    -------
DEFERRED TAX ASSETS
Property plant & equipment and intangibles..................    20,455     13,026
Financial assets............................................     3,510      3,763
Accounts receivable.........................................    36,699     70,395
Net operating loss carryforwards............................    40,440     11,317
Pension provisions..........................................     4,368      2,214
STAR provisions.............................................    40,832     23,001
Other provisions............................................    99,348     81,484
Deferred income.............................................    55,560     76,977
Other.......................................................     4,836      2,588
                                                               -------    -------
                                                               306,048    284,765
Less: Valuation allowance...................................      (588)      (472)
                                                               -------    -------
DEFERRED TAX ASSETS.........................................   305,460    284,293
                                                               -------    -------
DEFERRED TAX LIABILITIES
Property plant & equipment and intangibles..................     8,825     19,291
Financial assets............................................    24,835    146,665
Accounts receivable.........................................       688         18
Pension provisions..........................................     3,482      3,324
STAR provisions.............................................    10,555    111,850
Other provisions............................................    12,183     14,244
Deferred income.............................................     3,007     10,992
Other.......................................................        69         68
                                                               -------    -------
DEFERRED TAX LIABILITIES....................................    63,644    306,452
                                                               -------    -------
NET DEFERRED TAX ASSETS/(LIABILITIES).......................   241,816    (22,159)
                                                               =======    =======

     With regard to their duration, deferred tax assets and deferred tax liabilities are classified as follows:

                                                                2000       1999
                                                               E (000)    E (000)
                                                               -------    -------
DEFERRED TAX ASSETS
Short-term..................................................   232,131    224,333
Long-term...................................................    73,329     59,960
                                                               -------    -------
                                                               305,460    284,293
                                                               =======    =======
DEFERRED TAX LIABILITIES
Short-term..................................................    26,223     60,503
Long-term...................................................    37,421    245,949
                                                               -------    -------
                                                                63,644    306,452
                                                               =======    =======

     Certain foreign subsidiaries of the Company have net operating loss carryforwards at December 31, 2000 and 1999, totaling E 112,785 thousand and E 30,393 thousand, respectively, which may be used to offset future taxable income. These net operating loss carryforwards include E 22,322 thousand for 2000 and E 25,015 thousand for 1999 relating to the Japanese subsidiary and E 60,475 thousand for 2000 relating to the newly formed SAPMarkets, Inc.

     The majority of net operating loss carryforwards will expire at different dates over the next three to five years. The deferred tax assets, which have been established for these net operating loss carryforwards, have been reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The 1998 valuation allowance of E 17,850 thousand relating to Japan was eliminated in 1999 as a result of net operating loss utilization and changes in facts and circumstances. Deferred tax liabilities are provided for the unremitted earnings of non-German subsidiaries unless management considers such amounts to be permanently reinvested. As of December 31, 2000, the cumulative amount of earnings considered permanently reinvested is approximately E 1,255,067 thousand.

  (10)  EARNINGS PER SHARE

     Earnings per ordinary share and preference share have been calculated using the two-class method in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Net income is allocated between ordinary shares and preference shares in calculating earnings per share for each class of stock. This allocation weights net income available (net income less dividends) to the extent that each class of stock may participate in the earnings as if all of the earnings for the period had been distributed. Distributed earnings are allocated to each class of stock based on the respective dividends paid. In arriving at earnings per share, the total allocated earnings for each class of stock is divided by the weighted average number of shares outstanding to which the earnings are allocated. The Company's convertible bonds and stock options are considered for the diluted earnings per ordinary and preference share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. Additionally, the dilutive effect of the Company's written put option described in note 22 is considered in dilutive earnings per share using the reverse treasury stock method. All amounts shown are adjusted for the Company's 3-for-1 stock split as described in note 20.

                                                               2000      1999      1998
                                                              E (000)   E (000)   E (000)
                                                              -------   -------   -------
Net income applicable to basic and diluted EPS..............  634,325   601,001   526,944
less dividends:
  Ordinary shares...........................................   95,770    95,770    87,323
  Preference shares.........................................   70,010    69,703    63,106
                                                              -------   -------   -------
Net income available to holders of ordinary shares and
  preference shares.........................................  468,545   435,528   376,515
                                                              =======   =======   =======

                                                2000(1)                 1999(1)                 1998(1)
                                         ---------------------   ---------------------   ---------------------
                                         ORDINARY   PREFERENCE   ORDINARY   PREFERENCE   ORDINARY   PREFERENCE
                                         --------   ----------   --------   ----------   --------   ----------
Allocated net income available.........  272,702     195,843     253,977     181,551     219,267     157,248
Distributed earnings...................   95,770      70,010      95,770      69,703      87,323      63,106
                                         -------     -------     -------     -------     -------     -------
                                         368,472     265,853     349,747     251,254     306,590     220,354
                                         -------     -------     -------     -------     -------     -------
Impact of assumed conversion of
  dilutive securities:
Convertible bonds and stock options....   (1,050)      1,050      (1,557)      1,557      (1,707)      1,707
Put options............................      (85)         85          --          --          --          --
                                         -------     -------     -------     -------     -------     -------
Total allocated earnings -- diluted....  367,337     266,988     348,190     252,811     304,883     222,061
                                         =======     =======     =======     =======     =======     =======
Weighted average shares -- basic.......  183,000     131,423     183,000     130,815     182,994     130,308
Convertible bonds and stock options....       --       1,216          --       1,935           6       2,442
Put options............................       --          98          --          --          --          --
                                         -------     -------     -------     -------     -------     -------
Weighted average shares -- diluted.....  183,000     132,737     183,000     132,750     183,000     132,750
                                         =======     =======     =======     =======     =======     =======
Earnings per share -- basic............     2.01        2.02        1.91        1.92        1.68        1.69
Earnings per share -- diluted..........     2.01        2.01        1.90        1.90        1.67        1.67

---------------

(1) Amounts are in thousands of euro except per share data and share information.

C.  NOTES TO THE CONSOLIDATED BALANCE SHEET

  (11)  INTANGIBLE ASSETS

                                                             TRADEMARKS,
                                                          SIMILAR RIGHTS AND
                                                          OTHER INTANGIBLES     GOODWILL     TOTAL
                                                               E (000)          E (000)     E (000)
                                                          ------------------    --------    -------
PURCHASE COST
1/1/00..................................................        81,622          101,342     182,964
Foreign currency exchange...............................           362              654       1,016
Changes in the scope of consolidation...................         1,053               --       1,053
Additions...............................................        34,258           29,663      63,921
Retirements/disposals...................................        (1,615)            (731)     (2,346)
                                                               -------          -------     -------
12/31/00................................................       115,680          130,928     246,608
                                                               -------          -------     -------
ACCUMULATED AMORTIZATION
1/1/00..................................................        37,426           25,653      63,079
Foreign currency exchange rate changes..................           249              102         351
Changes in the scope of consolidation...................           194               --         194
Amortization expense....................................        34,905           33,485      68,390
Retirements/disposals...................................        (1,442)             (57)     (1,499)
                                                               -------          -------     -------
12/31/00................................................        71,332           59,183     130,515
                                                               -------          -------     -------
BOOK VALUE 12/31/00.....................................        44,348           71,745     116,093
                                                               =======          =======     =======
BOOK VALUE 12/31/99.....................................        44,196           75,689     119,885
                                                               =======          =======     =======

     The additions to trademarks, similar rights and assets relate primarily to acquired software programs. The additions to goodwill in the Group relate to acquisitions during the year.

  (12)  PROPERTY, PLANT AND EQUIPMENT

                                         LAND, LEASEHOLD
                                         IMPROVEMENTS AND                           PAYMENTS
                                       BUILDINGS, INCLUDING    OTHER PROPERTY,        AND
                                           BUILDINGS ON           PLANT AND       CONSTRUCTION
                                         THIRD-PARTY LAND         EQUIPMENT       IN PROGRESS       TOTAL
                                             E (000)               E (000)          E (000)        E (000)
                                       --------------------    ---------------    ------------    ---------
PURCHASE COST
1/1/00...............................        682,338               574,515           14,432       1,271,285
Foreign currency exchange............         16,191                 6,861               92          23,144
Changes in the scope of
  consolidation......................          2,221                 6,997               --           9,218
Additions............................         41,218               145,060           35,672         221,950
Retirements/disposals................        (21,680)              (61,694)              --         (83,374)
Transfers............................          9,469                 2,279          (11,748)             --
                                             -------               -------          -------       ---------
12/31/00.............................        729,757               674,018           38,448       1,442,223
                                             -------               -------          -------       ---------
ACCUMULATED AMORTIZATION
1/1/00...............................        110,768               366,241               --         477,009
Foreign currency exchange............          1,061                 3,316               --           4,377
Changes in the scope of
  consolidation......................            678                 5,270               --           5,948
Depreciation expense.................         43,633               111,285               --         154,918
Retirements/disposals................        (15,762)              (54,943)              --         (70,705)
                                             -------               -------          -------       ---------
12/31/00.............................        140,378               431,169               --         571,547
                                             -------               -------          -------       ---------
BOOK VALUE 12/31/00..................        589,379               242,849           38,448         870,676
                                             =======               =======          =======       =========
BOOK VALUE 12/31/99..................        571,570               208,274           14,432         794,276
                                             =======               =======          =======       =========

     The additions in other property, plant and equipment relate primarily to the purchase of computer hardware.

  (13)  FINANCIAL ASSETS

                                      INVESTMENTS
                                        IN OTHER
                                       ASSOCIATED       EQUITY         DEBT
                                       COMPANIES      SECURITIES    SECURITIES    OTHER LOANS     TOTAL
                                        E (000)        E (000)       E (000)        E (000)      E (000)
                                      ------------    ----------    ----------    -----------    --------
PURCHASE COST
1/1/00............................        7,316         106,019       54,673        28,550        196,558
Foreign currency exchange.........           --           3,844          230            33          4,107
Additions.........................       76,732         403,568        2,336        12,000        494,636
Retirements.......................      (67,226)        (24,337)      (1,377)       (5,298)       (98,238)
                                        -------        --------       ------        ------       --------
12/31/00..........................       16,822         489,094       55,862        35,285        597,063
                                        -------        --------       ------        ------       --------
CHANGES IN FAIR VALUE OF
  MARKETABLE SECURITIES
1/1/00............................           --         418,511        1,125            --        419,636
Foreign currency exchange.........           --          27,223           --            --         27,223
Changes in unrealized
  gains/losses....................           --        (416,802)        (614)           --       (417,416)
                                        -------        --------       ------        ------       --------
12/31/00..........................           --          28,932          511            --         29,443
                                        -------        --------       ------        ------       --------
ACCUMULATED AMORTIZATION
1/1/00............................           --              --           --         6,379          6,379
Foreign currency exchange.........           --            (620)          --            20           (600)
Additions.........................        2,092          15,758            6         1,989         19,845
Retirements.......................           --          (1,945)          --          (664)        (2,609)
Write-ups.........................           --              --           --          (708)          (708)
                                        -------        --------       ------        ------       --------
12/31/00..........................        2,092          13,193            6         7,016         22,307
                                        -------        --------       ------        ------       --------
BOOK VALUE 12/31/00...............       14,730         504,833       56,367        28,269        604,199
                                        =======        ========       ======        ======       ========
BOOK VALUE 12/31/99...............        7,316         524,530       55,798        22,171        609,815
                                        =======        ========       ======        ======       ========

     Amounts pertaining to marketable equity and debt securities available for sale at December 31, are as follows:

                                                                        2000
                                           --------------------------------------------------------------
                                           AMORTIZED         GROSS                GROSS          CARRYING
                                             COSTS      UNREALIZED GAINS    UNREALIZED LOSSES     VALUE
                                            E (000)         E (000)              E (000)         E (000)
                                           ---------    ----------------    -----------------    --------
Equity securities........................   489,094          67,743              52,004          504,833
                                            -------          ------              ------          -------
  Securities with fixed maturities.......    51,129             511                  --           51,640
  Other securities.......................     4,733              --                   6            4,727
                                            -------          ------              ------          -------
Debt securities..........................    55,862             511                   6           56,367
                                            -------          ------              ------          -------
Total marketable securities..............   544,956          68,254              52,010          561,200
                                            =======          ======              ======          =======

                                                                        1999
                                           --------------------------------------------------------------
                                           AMORTIZED         GROSS                GROSS          CARRYING
                                             COSTS      UNREALIZED GAINS    UNREALIZED LOSSES     VALUE
                                            E (000)         E (000)              E (000)         E (000)
                                           ---------    ----------------    -----------------    --------
Equity securities........................   106,019         421,730               3,219          524,530
                                            -------         -------               -----          -------
  Securities with fixed maturities.......    51,129           1,125                  --           52,254
  Other securities.......................     3,544              --                  --            3,544
                                            -------         -------               -----          -------
Debt securities..........................    54,673           1,125                  --           55,798
                                            -------         -------               -----          -------
Total marketable securities..............   160,692         422,855               3,219          580,328
                                            =======         =======               =====          =======

     In 2000, the Company recorded a charge of E 15,764 thousand to reduce the value of certain available for sale marketable securities for declines in value considered other than temporary. Unrealized losses as of December 31, 1999 and 1998 were considered temporary.

     Securities with fixed maturities mature in 2004. Other loans include interest bearing and non-interest bearing loans to employees and third parties.

     In September 2000, SAP AG and SAPMarkets, Inc., a wholly owned subsidiary, entered into a strategic alliance agreement with Commerce One, Inc. to jointly deliver next-generation e-business marketplace solutions for the Internet economy. Additionally, SAP AG entered into certain investment agreements and acquired approximately 5.1 million shares of Commerce One, Inc. common stock for an aggregate purchase price of U.S.$ 250 million. A portion of these shares are recorded at cost since they are restricted from sale subject to provisions within the investment agreements. Such shares will be considered available for sale and recorded at fair value twelve months prior to the date they are no longer restricted.

  (14)  INVENTORIES

     Inventories consist of cost of services for which revenues have been deferred, office supplies and documentation.

  (15)  ACCOUNTS RECEIVABLE

     Amounts shown on the consolidated balance sheets are net of allowance for bad debts of E 76,223 thousand and E 96,734 thousand at December 31, 2000 and 1999, respectively.

     Accounts receivable based on due dates at December 31, are as follows:

                                                                2000         1999
                                                               E (000)      E (000)
                                                              ---------    ---------
Due within one year.........................................  2,184,716    1,742,219
Due between one and five years..............................      9,789      103,178
Due in greater than five years..............................         --           --
                                                              ---------    ---------
Total accounts receivable...................................  2,194,505    1,845,397
                                                              =========    =========

     License fees having extended payment terms are deferred if such payments are not considered fixed and determinable under SOP 97-2. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements.

     Concentrations of operating risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of revenues for fiscal year 2000, 1999 or 1998.

  (16)  OTHER ASSETS

                                                                 2000       1999
                                                                E (000)    E (000)
                                                                -------    -------
Fair value of derivatives...................................     42,330      5,070
Prepaid corporate tax.......................................     33,193     80,045
Proceeds due from sale of marketable securities.............     20,289    118,599
Others......................................................     92,803    104,197
                                                                -------    -------
Total other assets..........................................    188,615    307,911
                                                                =======    =======
-- thereof with a remaining term greater than 1 year........     34,560     43,174
                                                                -------    -------

     Amounts within other assets include interest receivable for the period, tax refund claims, cash surrender value of insurance policies and rental deposits.

  (17)  MARKETABLE SECURITIES

     Marketable securities primarily consist of investments the Company made with three creditworthy financial institutions during 2000. These financial institutions have created individual funds in which they independently trade securities, subject to guidelines prescribed by the Company. Such guidelines limit investments in equity securities to 20% of the total value with remaining amounts in interest bearing securities. Securities held by the funds are limited to investments in companies within the European market. The Company considers these short-term marketable securities as trading. Fair values are based on available market prices as of December 31, 2000 as reported by the financial institutions.

     Amounts pertaining to marketable securities at December 31, 2000 are as follows:

  AMORTIZED COST        UNREALIZED GAINS        MARKET VALUES
     E (000)                E (000)                E (000)
  --------------        ----------------        -------------
  91,516                     4,127                 95,643

  (18)  LIQUID ASSETS

     Liquid assets at December 31, consists of the following:

                                                                  2000        1999
                                                                 E (000)     E (000)
                                                                ---------    -------
Cash at banks...............................................      289,733    195,889
Time deposits with original maturities of 3 months or
  less......................................................      753,176    513,572
                                                                ---------    -------
Cash and cash equivalents...................................    1,042,909    709,461
                                                                ---------    -------
Time deposits which mature in less than 1 year..............       38,911     60,125
Time deposits with maturities exceeding 1 year..............        4,901     40,691
                                                                ---------    -------
Total liquid assets.........................................    1,086,721    810,277
                                                                =========    =======

  (19)  PREPAID EXPENSES AND DEFERRED CHARGES

     Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, rental contracts, leases and maintenance contracts. Increases in 2000 primarily relate to prepaid royalties to software vendors.

  (20)  SHAREHOLDERS' EQUITY

SUBSCRIBED CAPITAL

     At December 31, 2000, issued and outstanding subscribed capital of SAP AG was as follows:

                                                                    E
                                                               -----------
NUMBER AND TYPE OF SHARES
183,000,000 no-par ordinary shares..........................   183,000,000
131,714,655 no-par preference shares........................   131,714,655
                                                               -----------
                                                               314,714,655
                                                               ===========

     By resolution of the Annual General Shareholders' Meeting held May 5, 2000, the shareholders approved a 3-for-1 stock split of both the Company's ordinary and preference shares. In connection with the stock split, the Company reclassified E 46,463 thousand from additional paid-in capital to subscribed capital to adjust the calculated nominal value per share to E 1.

     After giving effect to the 3-for-1 stock split, four American Depository Receipts ("ADRs") are equivalent to one preference share. The Company did not hold any of its own shares or ADRs as of the balance sheet closing date.

     In 2000, the number of preference shares increased by 446,314 (corresponding to E 446 thousand) resulting from the conversion of the 1994/2004 convertible bonds.

     The shareholdings in SAP AG at December 31, were as follows:

                                                                 2000                          1999
                                             --------------------------------------------   ----------
                                             ORDINARY   PREFERENCE    TOTAL       % OF         % OF
                                              SHARES      SHARES     SHARES    SUBSCRIBED   SUBSCRIBED
                                              (000)       (000)       (000)     CAPITAL      CAPITAL
                                             --------   ----------   -------   ----------   ----------
Dietmar Hopp (including immediate
  family)..................................   16,076          --      16,076       5.1%         5.1%
Dietmar Hopp Stiftung GmbH.................   28,017          --      28,017       8.9%         8.9%
Hasso Plattner GmbH&Co. Beteiligungs-KG....   31,241          --      31,241       9.9%         9.9%
Hasso Plattner Foederstiftung gGmbH........    6,000          --       6,000       1.9%         2.0%
Dr. h.c. Klaus Tschira (including immediate
  family)..................................   13,622       6,344      19,966       6.3%         6.4%
Klaus Tschira Stiftung gGmbH...............   21,155          --      21,155       6.7%         6.7%
Free float.................................   66,889     125,371     192,260      61.2%        61.0%
                                             -------     -------     -------     ------       ------
                                             183,000     131,715     314,715     100.0%       100.0%
                                             =======     =======     =======     ======       ======

     Preference shares rank equally with the ordinary shares with respect to liquidation rights and preemptive rights. A holder of preference shares is entitled to a cumulative annual preferred dividend which exceeds the annual dividend paid to holders of ordinary shares by an amount equal to E 0.01 per preference share but in no event less than a minimum dividend equal to E 0.01 per preference share. Holders of preference shares have no voting rights except in limited instances. The preference shares are not entitled to a preference in liquidation but rank pari passu with the ordinary shares.

AUTHORIZED AND CONTINGENT CAPITAL

     By resolution of the Annual General Shareholders' Meeting held May 7, 1998, the Executive Board was authorized, subject to the approval of the Supervisory Board, to issue additional no-par bearer preference shares which may be issued through the period ending May 15, 2003. The issuance of all of these additional preference shares would increase subscribed capital by E 5,113 thousand. The issuance of the additional preference shares are subject to the preemptive rights of existing shareholders. No such additional preference shares were issued during the fiscal year.

     The Company received authorization at the January 18, 2000 Extraordinary General Shareholders' Meeting to issue a maximum of 6,250 thousand (18,750 thousand after 3-for-1 stock split) additional preference shares (contingent capital) to satisfy shares needed in conjunction with the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan) as described in note 22. The Company may also acquire shares from the market to satisfy obligations under the LTI 2000 Plan up to the same amount.

     At the Annual General Shareholders' Meeting held May 5, 2000 the shareholders gave authorization for an increase of subscribed capital not to exceed E 25,000 thousand. Such authorization allows the Company to raise additional capital until May 1, 2005 by issuing additional preference shares in return for contributions in cash or in kind. The additional shares are subject to preemptive rights of existing shareholders only to the extent they are issued for cash. No such additional preference shares were issued during the fiscal year ended December 31, 2000.

     Contingent capital represents shares that have been authorized in conjunction with a convertible bond or stock option program which are not yet issued or outstanding. In 2000, the conversion of the 1994/2004 bonds decreased contingent capital by E 446 thousand, leaving E 1,035 thousand of contingent capital under this program. Additionally, contingent capital increased by E 18,750 thousand as a result of the LTI 2000 Plan.

     Refer to the Consolidated Statements of Changes in Shareholders' Equity.

ADDITIONAL PAID-IN CAPITAL

     The change of additional paid-in capital of E 240,465 thousand is primarily related to a E 209,699 thousand reclassification to temporary equity resulting from the put option described in note 22 and a E 46,463 thousand reclassification to subscribed capital resulting from the Company's 3-for-1 stock split.

     Refer to the Consolidated Statements of Changes in Shareholders' Equity.

ACCUMULATED OTHER COMPREHENSIVE INCOME

     Accumulated other comprehensive income consists of the following at December 31:

                                           UNREALIZED      CURRENCY     ADDITIONAL
                                          GAINS/ LOSSES   TRANSLATION    MINIMUM     CASH FLOW
                                          ON SECURITIES   ADJUSTMENT    LIABILITY     HEDGES      TOTAL
                                          -------------   -----------   ----------   ---------   --------
December 31, 2000
  Before tax...........................      (16,250)      (146,767)       8,783      (37,271)   (191,505)
  Tax impact...........................       17,580             --       (3,378)      11,742      25,944
                                            --------       --------       ------      -------    --------
Net amount.............................        1,330       (146,767)       5,405      (25,529)   (165,561)
                                            ========       ========       ======      =======    ========
December 31, 1999
  Before tax...........................     (419,636)      (100,196)       2,936       30,377    (486,519)
  Tax impact...........................      160,720             --       (1,311)     (16,847)    142,562
                                            --------       --------       ------      -------    --------
Net amount.............................     (258,916)      (100,196)       1,625       13,530    (343,957)
                                            ========       ========       ======      =======    ========

     Upon sale of marketable equity securities, the Company reclassified
E 174,827 thousand in 2000, E 125,046 thousand in 1999 and E 885 thousand in 1998 of gains, net of tax, from accumulated other comprehensive income to finance income/loss. The Company reclassified E 53,161 and E 47,323 thousand of net foreign exchange losses, net of tax, relating to the Company's anticipated cash flow hedges in 2000 and 1999, respectively, from accumulated other comprehensive income to other non-operating income/expenses.

  (21)  TEMPORARY EQUITY

     Due to a put option as explained in note 22, a reclassification from additional paid in capital and retained earnings to temporary equity was recorded. Amounts represent the cash redemption amount to be paid by the Company if it elects physical settlement under the terms of the put option.

  (22)  STOCK COMPENSATION PLANS

EMPLOYEE DISCOUNTED STOCK PURCHASE PROGRAMS

     The Company acquires SAP AG preference shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity. During the fiscal year, SAP AG acquired 127,516 of its own preference shares, representing 0.04% of the total shares outstanding at December 31, 2000, at an average market price of E 210.51 per share. Such shares were transferred to employees during the year at an average price of E 171.47 per share. Certain of SAP AG's foreign subsidiaries purchased 305,199 ADRs, at an average price of U.S.$ 53.58 per ADR and were distributed to employees during the year at an average price of U.S.$ 46.05 per ADR by an administrator.

STOCK APPRECIATION RIGHTS PLAN

     In 1998, the Company granted stock appreciation rights ("1998 STARs") to eligible employees. The 1998 STARs entitled participants to receive cash equal to a portion of the appreciation in SAP AG preference shares during the measurement period, approximately one year. The grant price of the 1998 STARs was higher than the end price and accordingly no payments were made with respect to the 1998 STARs.

     In May 1999, the Company granted stock appreciation rights ("1999 STARs") to eligible employees. Amounts to be paid are based upon the E 161.67 appreciation in SAP AG preference shares during the measurement period of approximately nine months after consideration of the 3-for-1 stock split. Payments under the 1999 STARs are made in three equal installments (July 2000, January 2001 and July 2001) provided that, subject to certain exceptions, the eligible employee continues to be actively employed on the payment dates. Compensation expenses related to 1999 STARs are recorded based upon the appreciation of the 1999 STAR's market price over the vesting period (May 1999 -- July 2001) after consideration of estimated forfeitures.

     In February 2000, the Company granted stock appreciation rights ("2000 STARs") to eligible employees. As of December 31, 2000, the 2000 STARs grant price of E 274 exceeded the preliminary end price based on SAP AG's preference share price at such date. The final end price is based upon the average XETRA closing price of a preference share over the 20 business days immediately following the announcement of the SAP's preliminary 2000 full year earnings on January 23, 2001.

     Expenses recorded for the various STAR programs for the years ended December 31, are as follows:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
1998 STAR...................................................         --    (16,327)   16,327
1999 STAR...................................................    440,818    156,651       N/A
2000 STAR...................................................         --        N/A       N/A
                                                                -------    -------    ------
Total Expense...............................................    440,818    140,324    16,327
                                                                =======    =======    ======

     In September 2000, the Company purchased a call option from a sophisticated financial institution to hedge the cash flow exposure resulting from the non-vested expense relating to the 2000 STAR Program. Upon exercise of the call option, the Company would receive cash equal to a portion of the market price appreciation for 1.5 million SAP AG preference shares in excess of E 274 per share. The call option is recorded in other assets at its fair market value with changes in value recorded in earnings and shareholders' equity, depending upon the effectiveness of the hedging relationship. As of December 31, 2000, approximately E 29 million has been recorded as an expense in financial income. This amount represents fair market value changes attributable to time value. The call option may be exercised in February 2001, and expires if not exercised at such time.

LONG TERM INCENTIVE PLAN

     On January 18, 2000, the Company's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a E 1 nominal value may be converted into one preference share over a maximum of 10 years subject to vesting requirements. The conversion price is equal to the market price of a preference share as quoted on the XETRA trading system the day immediately preceding the granting. Each stock option may be exercised in exchange for one preference share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the preference share price appreciation versus the appreciation of the Goldman Sachs Technology Software Index from the day immediately preceding granting to the date being measured. Both the convertible bonds and stock options vest 33% after 2 years from date of grant, 33% after 3 years and 34% after 4 years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

     A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

                                                 STOCK OPTIONS                     CONVERTIBLE BONDS
                                         ------------------------------   ------------------------------------
                              SHARES      NUMBER OF    WEIGHTED AVERAGE       NUMBER OF       WEIGHTED AVERAGE
                             AVAILABLE     OPTIONS      EXERCISE PRICE          BONDS          EXERCISE PRICE
                             FOR GRANT   OUTSTANDING      PER OPTION         OUTSTANDING          PER BOND
                               (000)        (000)             E                 (000)                E
                             ---------   -----------   ----------------   -----------------   ----------------
January 1, 2000...........        --          --                --                 --                  --
Additional Shares
  authorized..............    18,750          --                --                 --                  --
Granted...................     3,145         767            167.08              2,378              289.78
Reduction due to
  option/bond ratio
  (25% of bonds issued)...       595          --                --                 --                  --
Exercised.................        --          --                --                 --                  --
Forfeited.................        --         111            168.07                216              293.25
                              ------        ----            ------              -----              ------
December 31, 2000.........    15,010         656            166.91              2,162              289.43
                              ======        ====            ======              =====              ======

     The following tables summarize information about convertible bonds and stock options outstanding as of December 31, 2000:

                      OUTSTANDING STOCK OPTIONS
---------------------------------------------------------------------
                                 WEIGHTED AVERAGE
    RANGE OF        NUMBER OF       REMAINING        WEIGHTED AVERAGE
EXERCISE PRICES      OPTIONS     CONTRACTUAL LIFE     EXERCISE PRICE
       E              (000)         (IN YEARS)              E
----------------    ---------    ----------------    ----------------
 124.96 - 140.21        20             3.5                134.66
 157.80 - 168.07       636             3.1                167.93
----------------       ---             ---                ------
 124.96 - 168.07       656             3.1                166.91
----------------       ---             ---                ------

                    OUTSTANDING CONVERTIBLE BONDS
---------------------------------------------------------------------
                                 WEIGHTED AVERAGE
    RANGE OF        NUMBER OF       REMAINING        WEIGHTED AVERAGE
EXERCISE PRICES       BONDS      CONTRACTUAL LIFE     EXERCISE PRICE
       E              (000)         (IN YEARS)              E
----------------    ---------    ----------------    ----------------
 183.67 - 247.00         80            3.5                231.56
 290.32 - 334.67      2,082            3.1                291.67
----------------      -----            ---                ------
 183.67 - 334.67      2,162            3.1                289.43
----------------      -----            ---                ------

     See note 36 for stock options and convertible bonds awarded to members of the board.

     As of December 31, 2000, none of the outstanding stock options or convertible bonds were exercisable.

     In September 2000, SAP AG sold a put option to a sophisticated financial institution. The put option, if exercised, requires SAP AG to acquire 1.5 million of its preference shares for E 273 per share. SAP AG may also elect, at its sole discretion, not to acquire shares but rather to pay cash equal to any decline in the preference share market price upon exercise below E 273 per share for the 1.5 million preference shares. The put option is considered an equity instrument as a result of its settlement terms. Accordingly, its original fair market value of E 29,569 thousand is recorded in shareholders' equity with no recognition for changes in such value. Additional paid in capital and retained earnings have been reduced for amounts shown in temporary equity. See note 21. The put option may be exercised in February 2001, and expires if not exercised at such time.

ACCOUNTING FOR STOCK BASED COMPENSATION

     SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company's stock based awards was estimated as of the date of grant using the Black-Scholes option-pricing model. The fair value of the Company's stock-based awards described above was calculated using the following weighted average assumptions:

                                                                2000
                                                                ----
Expected life (in years)....................................     4.5
Risk free interest rate.....................................    5.36%
Expected volatility.........................................      50%
Expected dividends..........................................    0.25%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards is amortized over the vesting period. The Company's pro forma information for the year ended December 31, is as follows:

                                                                         2000
                                                                ----------------------
                                                                ORDINARY    PREFERENCE
                                                                --------    ----------
NET INCOME (IN THOUSANDS OF E)
As reported.................................................    368,472      265,853
Pro forma...................................................    325,505      234,996
EARNINGS PER SHARE (IN E)
Basic -- as reported........................................       2.01         2.02
Diluted -- as reported......................................       2.01         2.01
Basic -- pro forma..........................................       1.78         1.79
Diluted -- pro forma........................................       1.77         1.78

     The weighted-average fair value of all stock options and convertible bonds granted during 2000 was E 96.33 and E 120.95, respectively. In 1999 and 1998, the fair value method did not materially impact net income or earnings per share. The effects of applying SFAS 123 on pro forma disclosures of net income and earnings per share for fiscal 2000 are not likely to be representative of the pro forma effects on net income and earnings per share in the future since the assumptions used to determine fair value can vary significantly.

  (23)  PENSION LIABILITIES AND SIMILAR OBLIGATIONS

     The accrued pension and other similar obligations at December 31, consists of the following:

                                                                 2000       1999
                                                                E (000)    E (000)
                                                                -------    -------
Domestic pension plans......................................     7,218      5,245
Foreign pension plans.......................................    10,485      4,330
Defined contribution plans..................................     6,263         --
Other pension plans and similar obligations.................       866      2,013
                                                                ------     ------
                                                                24,832     11,588
                                                                ======     ======

     Reserves for pension obligations are established on the basis of benefit plans that promise old age, disability and survivors' benefits. In most cases, the benefit plans are performance-oriented, based on the length of service and compensation of employees.

DOMESTIC PLANS

     Members of the Executive Board are covered by individual, performance-oriented benefit plans, for which reserves have been established. The pension plans for German employees are performance-oriented and the related plan assets are held in accordance with the Company's policies by SAP Altersvorsorge e.V., a legally independent relief fund sponsored by SAP AG. During 1999, the Company implemented a defined contribution plan which replaced the benefits of the existing defined benefit plan for certain eligible employees. In accordance with the provisions of Statement of Financial Accounting Standards No. 88, "Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", this change resulted in net curtailment gain of E 10,763 thousand and a net settlement gain of E 374 thousand for the year ended December 31, 1999.

     The change of the pension obligation and the change in plan assets for the domestic plans are as follows:

                                                                 2000       1999
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................    22,694      95,641
Service costs...............................................     1,002       4,582
Interest costs..............................................     1,438       2,440
Liability decreased due to curtailment......................        --     (38,628)
Liability decreased due to settlement.......................      (267)    (42,176)
Actuarial loss..............................................     1,477       1,088
Settlement..................................................      (494)         --
Benefits paid...............................................      (186)        (98)
Payments for settlement of deferred vested employees........       (48)       (155)
                                                                ------     -------
BENEFIT OBLIGATION AT END OF YEAR...........................    25,616      22,694
                                                                ======     =======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the year..........    14,991      54,211
Actual return on plan assets................................       766       8,353
Employer contributions......................................     2,610       1,597
Life/disability insurance premiums and expenses.............      (631)       (298)
Benefits paid...............................................      (186)        (98)
Payments for settlement of deferred vested employees........       (48)       (155)
Assets transferred to defined contribution plan.............      (111)    (48,619)
                                                                ------     -------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................    17,391      14,991
                                                                ======     =======
Funded status...............................................     8,225       7,703
Unrecognized net actuarial loss.............................    (4,766)     (2,687)
Unrecognized prior service cost.............................        (2)         --
Unrecognized transition assets..............................      (658)       (703)
                                                                ------     -------
NET AMOUNT RECOGNIZED.......................................     2,799       4,313
                                                                ======     =======
Amounts recognized in the consolidated balance sheets:
Accrued benefit liability...................................     7,218       5,245
Intangible asset............................................       (41)         --
Accumulated other comprehensive income......................    (4,378)       (932)
                                                                ------     -------
NET AMOUNT RECOGNIZED.......................................     2,799       4,313
                                                                ======     =======

     The following assumptions were used to develop the changes in pension obligation and the changes in plan assets of the German plans:

                                                                2000    1999    1998
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    6.5     6.5     6.0
Expected return on plan assets..............................    6.5     6.5     6.5
Rate of compensation increase...............................    4.0     4.0     4.0

COMPONENTS OF NET PERIODIC BENEFIT COST:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Service cost................................................     1,002      4,582     11,146
Interest cost...............................................     1,438      2,440      5,042
Expected return on plan assets..............................    (1,096)    (2,013)    (3,384)
Net amortization............................................       246        741      1,329
                                                                ------     ------     ------
                                                                 1,590      5,750     14,133
                                                                ======     ======     ======

FOREIGN PLANS

     SAP has non-contributory defined benefit plans for certain of its foreign employees. These plans provide benefits based upon compensation levels, age and years of service.

     The change of the pension obligation and the change in plan assets for the foreign plans are as follows:

                                                                 2000       1999
                                                                E (000)    E (000)
                                                                -------    -------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................     38,637    19,422
Service costs...............................................     20,944    12,283
Interest costs..............................................      3,246     1,544
Plan amendments.............................................        505        --
Actuarial loss..............................................      6,568     2,869
Benefits paid...............................................     (3,741)   (1,956)
Foreign currency exchange rate changes......................      2,070     4,475
                                                                -------    ------
BENEFIT OBLIGATION AT END OF YEAR...........................     68,229    38,637
                                                                =======    ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of the year..........     35,341    19,808
Actual return on plan assets................................       (164)    4,533
Employer contribution.......................................     15,178     9,307
Benefits paid...............................................     (3,140)   (1,956)
Foreign currency exchange rate changes......................      2,891     3,649
                                                                -------    ------
FAIR VALUE OF PLAN ASSETS AT END OF YEAR....................     50,106    35,341
                                                                =======    ======
Funded status...............................................     18,123     3,296
Unrecognized transition (asset)/obligation..................       (610)       --
Unrecognized prior service cost.............................       (462)       --
Unrecognized net actuarial gain/(loss)......................    (12,043)   (3,335)
                                                                -------    ------
NET AMOUNT RECOGNIZED.......................................      5,008       (39)
                                                                =======    ======
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost........................................         --    (1,688)
Accrued benefit liability...................................     10,485     4,330
Intangible assets...........................................     (1,072)     (677)
Accumulated other comprehensive income......................     (4,405)   (2,004)
                                                                -------    ------
NET AMOUNT RECOGNIZED.......................................      5,008       (39)
                                                                =======    ======

     The following assumptions were used to develop the change in pension obligation and the change in plan assets of the foreign plans:

                                                                2000    1999    1998
                                                                 %       %       %
                                                                ----    ----    ----
Discount rate...............................................    7.5     7.75    6.75
Expected return on plan assets..............................    8.0      8.0     8.0
Rate of compensation increase...............................    6.0      6.0     6.0

COMPONENTS OF NET PERIODIC BENEFIT COST:

                                                                 2000       1999       1998
                                                                E (000)    E (000)    E (000)
                                                                -------    -------    -------
Service cost................................................    20,944     12,283      6,829
Interest cost...............................................     3,246      1,544        831
Expected return on plan assets..............................    (3,358)    (1,766)    (1,013)
Net amortization............................................       517        175         59
                                                                ------     ------     ------
                                                                21,349     12,236      6,706
                                                                ======     ======     ======

     The Company also has defined contribution plans for a significant number of its employees. Company contributions to these plans are generally based upon various percentages of compensation or upon the amount of the employees' contributions to the plans. The cost associated with defined contribution plans are E 63,660 thousand, E 36,248 thousand and E 25,951 thousand for 2000, 1999 and 1998, respectively. These costs increased subsequent to 1998 as a result of SAP AG's replacement of the defined benefit plans in Germany with a defined contribution plan as described above.

  (24)  OTHER RESERVES AND ACCRUED LIABILITIES

                                                                  2000         1999
                                                                 E (000)      E (000)
                                                                ---------    ---------
Current and deferred taxes..................................      241,292      456,916
Other reserves and accrued liabilities......................    1,168,664      809,645
                                                                ---------    ---------
                                                                1,409,956    1,266,561
                                                                =========    =========

     Accrued taxes include current and prior year tax obligations.

     Other reserves and accrued liabilities at December 31, are as follows:

                                                                  2000        1999
                                                                 E (000)     E (000)
                                                                ---------    -------
STAR program obligations....................................      366,530    157,397
Vacation entitlement........................................       99,238     79,479
Other obligations to employees..............................      457,356    342,525
Obligations to suppliers....................................      189,516    142,267
Customer claims.............................................       38,014     36,393
Fair value of foreign exchange contracts....................           --     29,363
Warranty and service costs..................................        5,184      7,955
Auditing and reporting costs................................        3,521      3,261
Contribution to employees' accident insurance account.......        2,506      2,330
Other.......................................................        6,800      8,675
                                                                ---------    -------
                                                                1,168,664    809,645
                                                                =========    =======

     Other reserves and accrued liabilities of E 1,960 thousand (E 107,376 thousand in 1999) are due in greater than one year.

     Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service costs accruals represent estimated future warranty obligations and other minor routine items provided under maintenance.

  (25)  BONDS

     This item consists primarily of outstanding convertible bonds related to the Company's LTI 2000 Plan. Additional amounts pertain to outstanding bonds issued in conjunction with the Company's 1994/2000 convertible bond program and other subsidiaries' convertible bond programs.

  (26)  OTHER LIABILITIES

     Other liabilities based on due dates at December 31, are as follows:

                                            TERM         TERM         TERM
                                          LESS THAN    BETWEEN 1    MORE THAN   BALANCE ON   BALANCE ON
                                           1 YEAR     AND 5 YEARS    5 YEARS    12/31/2000   12/31/1999
                                           E (000)      E (000)      E (000)     E (000)      E (000)
                                          ---------   -----------   ---------   ----------   ----------
Bank loans and overdrafts...............   146,877       2,131           --      149,008       56,250
Advanced payments received..............    21,085          --           --       21,085          484
Accounts payable........................   355,547          --           --      355,547      303,601
Taxes...................................   173,686          --           --      173,686      137,902
Social security.........................    39,068          --           --       39,068       38,762
Other liabilities.......................    72,776         622       15,176       88,574       66,573
                                           -------       -----       ------      -------      -------
                                           809,040       2,753       15,176      826,969      603,572
                                           =======       =====       ======      =======      =======

     The liabilities are unsecured, excluding retention of title and similar rights customary in the industry. The bank loans and overdrafts relate primarily to outstanding lines of credit in Germany in 2000 and loans in Japan in 1999.

     In 1999, liabilities with a remaining term not exceeding one year amounted to E 556,681 thousand and those with a remaining term exceeding five years amounted to E 14,535 thousand.

  (27)  DEFERRED INCOME

     Deferred income consists mainly of deferred software license revenues. Such amounts will reverse as software, maintenance or service revenue depending upon the reasons for the deferral.

D.  INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

     See the reconciliation from cash and cash equivalents to liquid assets in note 18.

  (28)  NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities increased in 2000, 1999 and 1998 due to an increase in the Company's net income. The increase of short-term reserves and other accrued liabilities also increased cash flows from operating activities in 2000, primarily due to the additional STAR and bonus accruals. Increases in accounts receivable reduced cash flows from operating activities for all years presented.

     Interest payments in 2000, 1999 and 1998 were E 6,847 thousand, E 3,511 thousand and E 3,122 thousand, respectively. Income taxes paid in fiscal 2000, 1999 and 1998, net of refunds were E 459,629 thousand, E 419,471 thousand and E 450,575 thousand, respectively.

  (29)  NET CASH USED BY INVESTING ACTIVITIES

     In 2000 and 1999, the Company received significant proceeds upon sale of its marketable equity securities within financial assets. The Company's continued venture capital and strategic investment activities offset these cash receipts, particularly in 2000. This includes the investment in Commerce One, Inc. during 2000. The Company also made investments in property, plant and equipment during 2000, 1999 and 1998 to keep pace with the overall growth in business activities and related headcount increases. In all years shown, cash provided by operating activities was sufficient to fund the Company's investing activities.

  (30)  NET CASH PROVIDED BY/USED IN FINANCING ACTIVITIES

     The payments of dividends for the prior year continued to be the primary use of cash for financing activities. In 2000, the Group received cash from lines of credit and the initial public offering of a subsidiary.

E.  ADDITIONAL INFORMATION

  (31)  CONTINGENT LIABILITIES

                                                                 2000       1999
                                                                E (000)    E (000)
                                                                -------    -------
Notes receivable sold.......................................         10          9
Guarantees and endorsements.................................      4,530      2,331
Guarantees for unused lines of credit and other
  commitments...............................................    206,305    278,066
Liabilities from the extension of collateral securities for
  others....................................................     13,467     27,253
                                                                -------    -------
                                                                224,312    307,659
                                                                =======    =======

     Contingent liabilities listed above have not been accrued because the associated risk of loss is not probable.

  (32)  OTHER FINANCIAL COMMITMENTS

     Other financial commitments amounted to E 673,028 thousand and E 562,721 thousand as of December 31, 2000 and 1999, respectively, and are comprised of commitments under rental and operating leases of E 553,917 thousand and E 488,814 thousand as of December 31, 2000 and 1999, respectively, and purchase commitments of E 119,111 thousand and E 73,907 thousand as of December 31, 2000 and 1999, respectively.

     Commitments under rental and operating leasing contracts as of December 31, 2000:

                                                                E (000)
                                                                -------
Due 2001....................................................    153,350
Due 2002....................................................    105,198
Due 2003....................................................     74,674
Due 2004....................................................     52,207
Due 2005....................................................     41,483
Due thereafter..............................................    127,005

     Rent expense was E 209,172 thousand, E 182,064 thousand and E 143,271 thousand for the years ended December 31, 2000, 1999 and 1998, respectively.

  (33)  LITIGATION AND CLAIMS

     The bankruptcy trustee of the U.S. company FoxMeyer Corp. ("FoxMeyer") instituted legal proceedings against SAP America, Inc., the U.S. subsidiary of SAP AG, and SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler that filed for bankruptcy protection in 1996. The discovery phase of the litigation is now proceeding. While the ultimate outcome of this matter cannot be presently determined with certainty, the

Company believes that FoxMeyer's claims in this action are without merit. The Company is vigorously defending against the claims, and believes that this action is not likely to have a material effect on its results of operations, financial condition or cash flows.

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

  (34)  FINANCIAL INSTRUMENTS

     Fair Value of Financial Instruments

                                                            2000                          1999
                                                 ---------------------------   ---------------------------
                                                 CARRYING VALUE   FAIR VALUE   CARRYING VALUE   FAIR VALUE
                                                    E (000)        E (000)        E (000)        E (000)
                                                 --------------   ----------   --------------   ----------
Financial assets: Debt/equity securities......      561,200        454,802        580,328        580,328
Marketable securities.........................       95,643         95,643             --             --
Other loans...................................       28,269         28,269         22,171         22,171
Bank loans and overdrafts.....................      149,008        149,008         56,250         56,250
DERIVATIVE FINANCIAL INSTRUMENTS
Forward exchange contracts....................       37,890         37,890        (29,355)       (29,355)
Currency options..............................        4,440          4,440             --             --
Equity swaps..................................       (2,312)        (2,312)         5,070          5,070
                                                    -------        -------        -------        -------
                                                    874,138        767,740        634,464        634,464
                                                    =======        =======        =======        =======

     The Company utilizes various types of financial instruments in the ordinary course of business. The market values of these financial instruments are determined as follows:

     - Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.

     - Other loans, bank loans and overdrafts: The fair values of other loans, bank loans and overdrafts approximate their carrying values.

     - Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts at the reporting date.

     The differences between the carrying and fair value of financial assets relates to equity securities which are restricted for sale. As described in note 13, these securities are recorded at cost as of December 31, 2000. Because these securities are restricted, quoted market prices may not represent actual fair values. Detailed information about the fair value of the Company's financial instruments is included in notes 13 and 17.

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

     Foreign Exchange Risk Management

     Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 90 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is Euro, SAP AG's anticipated cash flows are subjected to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG also exposes the SAP AG to foreign exchange risk.

     SAP AG enters into derivative instruments, primarily foreign exchange forward contracts and currency options, to protect all or a portion of anticipated cash flows from foreign subsidiaries. Specifically, these foreign exchange contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada and Australia. SAP AG uses foreign exchange derivatives that generally have maturities of twelve months or less, which are usually rolled over to provide continuing coverage until the applicable royalties are received.

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

     Foreign exchange derivatives are recorded at fair value in the consolidated balance sheets. Gains or losses on derivatives hedging anticipated cash flows are included in accumulated other comprehensive income, net of tax. When intercompany accounts receivables resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to other non-operating income/expense. Going forward, any additional gains or losses relating to that derivative are posted to other non-operating income/expense when the position is closed or the derivative expires.

     At December 31, 2000, E 25,528 thousand of gains, net of tax were deferred on foreign exchange derivatives, which are expected to be recognized into income within the next twelve months. E 53,161 thousand of net losses were recognized in earnings during 2000. At December 31, 1999, E 13,531 thousand of losses, net of tax were deferred on foreign exchange contracts. During 1999, E 47,323 thousand of net losses were recognized into earnings, of which E 15.0 million was reclassified when it became probable that the originally forecasted transactions would not occur in the period of time designated.

     Equity Derivatives

     SAP AG will infrequently enter into equity swap arrangements with creditworthy financial institutions. Under the terms of such equity swaps, SAP AG either receives or pays money to the extent the value of the underlying marketable security changes compared to the value of such securities at the inception of the swap. Gains or losses are immediately recognized in non-operating income and are based on changes in the fair value. The fair values recorded at December 31 represent the amount the Company would receive or pay if the equity swaps were terminated on such date.

     The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

                                                              2000                      1999
                                                     ----------------------    ----------------------
                                                     NOTIONAL                  NOTIONAL
                                                      VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                     E (000)      E (000)      E (000)      E (000)
                                                     --------    ----------    --------    ----------
Forward exchange contracts Gains.................     757,232      37,985        4,978            8
Losses...........................................      18,249         (95)     476,752      (29,363)
                                                     --------      ------      -------      -------
                                                      775,481      37,890      481,730      (29,355)
Currency options.................................      77,869       4,440           --           --
Equity swaps Gains...............................          --          --       69,030        5,070
Losses...........................................      20,289      (2,312)          --           --
                                                     --------      ------      -------      -------
                                                       20,289      (2,312)      69,030        5,070
                                                     ========      ======      =======      =======

  (35)  SEGMENT INFORMATION

     SAP discloses segment information in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131"). SFAS 131 presents standards for reporting information about operating segments as well as for related disclosures about products and services and geographic areas.

     SFAS 131 generally requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. SAP did not have a structure of operational segments in 1998 for which separate financial data was available. In 1999, SAP adopted the cost of sales format for its consolidated income statements and changed the accounting principles under which its consolidated financial statements are prepared from German GAAP to U.S. GAAP. These changes also resulted in a major change in the Company's internal reporting. The Company now prepares for its internal use, financial data based upon its major line of business operating segments; however, such line of business information has only been prepared as far as it was necessary for consolidated income statement purposes. It would therefore be impracticable to disclose operating segment data for the fiscal year 1998.

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

     SAP has three operating segments: "Product," "Consulting" and "Training". The Product segment is primarily engaged in the marketing and licensing of the Company's software products and in the performance of maintenance services that include technical support for the Company's products, assistance in resolving problems, the provision of user documentation, updates for software products, and new releases, versions and correction levels. The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change and interface setup. The Training segment provides training services on the use of SAP software products and related topics.

     Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in note 3 except for differences in the currency translation that results in minor differences between the figures reported internally and the respective figures of the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices.

                                                                    2000
                                            ----------------------------------------------------
                                             PRODUCT      CONSULTING     TRAINING       TOTAL
                                             E (000)       E (000)       E (000)       E (000)
                                            ----------    ----------    ----------    ----------
External revenue..........................   4,208,863     1,575,490       401,260     6,185,613
Internal revenue..........................     118,024       379,587        67,322       564,933
                                            ----------    ----------    ----------    ----------
TOTAL REVENUE.............................   4,326,887     1,955,077       468,582     6,750,546
                                            ==========    ==========    ==========    ==========
Segment expenses..........................  (2,070,409)   (1,663,082)     (338,910)   (4,072,401)
                                            ----------    ----------    ----------    ----------
SEGMENT CONTRIBUTION......................   2,256,478       291,995       129,672     2,678,145
                                            ==========    ==========    ==========    ==========
SEGMENT PROFITABILITY.....................       52.2%         14.9%         27.7%

                                                                    1999
                                            ----------------------------------------------------
                                             PRODUCT      CONSULTING     TRAINING       TOTAL
                                             E (000)       E (000)       E (000)       E (000)
                                            ----------    ----------    ----------    ----------
External revenue..........................   3,091,511     1,514,030       453,758     5,059,299
Internal revenue..........................      68,253       276,905        60,007       405,165
                                            ----------    ----------    ----------    ----------
TOTAL REVENUE.............................   3,159,764     1,790,935       513,765     5,464,464
                                            ==========    ==========    ==========    ==========
Segment expenses..........................  (1,477,462)   (1,527,995)     (334,871)   (3,340,328)
                                            ----------    ----------    ----------    ----------
SEGMENT CONTRIBUTION......................   1,682,302       262,940       178,894     2,124,136
                                            ==========    ==========    ==========    ==========
SEGMENT PROFITABILITY.....................       53.2%         14.7%         34.8%

     Revenues

     The external revenue figures for the operating segments differ from the revenue figures disclosed in the consolidated income statements because internally, revenue is generally allocated to the segment that is responsible for the related project whereas in the consolidated income statements, revenue is allocated based on the nature of the transaction regardless of the segment it was provided by. Internal revenues comprise revenues from transactions with other parts of the Company.

     The following table represents a reconciliation from the total of the segments' revenues to the total consolidated revenues as reported in the consolidated income statements:

                                                                2000         1999
                                                               E (000)      E (000)
                                                              ---------    ---------
Total revenue for reportable segments.......................  6,750,546    5,464,464
Elimination of internal revenues............................   (564,934)    (405,165)
Other external revenues.....................................     78,808       62,298
Other differences...........................................        175      (11,384)
                                                              ---------    ---------
Total consolidated revenues.................................  6,264,595    5,110,213
                                                              =========    =========

     Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

     Segment Contribution

     The segment contributions reflect only expenses that are allocated to the segments. They do not represent the actual margins for the operating segments since general and administrative, STAR, research and development and other corporate expenses are not allocated to the operating segments. Interest revenues and expenses are not included in segment contributions. Because depreciation and amortization expenses are mainly charged to the segments indirectly as part of cost allocations, they are not identified separately on the segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

     The following table represents a reconciliation from the total contribution for reportable segments to income before income taxes as reported in the consolidated income statements:

                                                                 2000          1999
                                                               E (000)       E (000)
                                                              ----------    ----------
Total contribution for reportable segments..................   2,678,145     2,124,136
Contribution from activities outside the reportable
  segments..................................................  (1,440,777)   (1,181,840)
STAR expenses...............................................    (440,818)     (140,324)
Other differences...........................................       6,108        (5,792)
                                                              ----------    ----------
OPERATING INCOME............................................     802,658       796,180
                                                              ----------    ----------
Other non-operating income/expenses, net....................     (55,340)      (51,008)
Finance income, net.........................................     284,144       235,175
                                                              ----------    ----------
Income before income taxes..................................   1,031,462       980,347
                                                              ==========    ==========

     The contribution from activities outside the reportable segments mainly comprises research and development, general and administrative and other corporate expenses that are not allocated to the operating segments. Other differences primarily comprise currency translation differences.

     Segment Profitability

     A segment's profitability is calculated as the ratio of segment contribution to segment total revenues.

     Segment Assets

     The Company does not track assets or capital expenditures by operating segments in its internal reporting system. It would therefore be impractical to show assets, capital expenditures or related data by operating segments.

     Geographic Information

     The following table presents a summary of operations by geographic region. The following amounts are based upon consolidated data. Therefore, the total of each of the following categories reconciles to the consolidated financial statements.

                                   SALES BY DESTINATION                 SALES BY OPERATION
                             ---------------------------------   ---------------------------------
                               2000        1999        1998        2000        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)
                             ---------   ---------   ---------   ---------   ---------   ---------
Germany....................  1,237,383   1,067,266     797,883   1,380,439   1,154,288     882,387
Rest of EMEA(1)............  1,836,550   1,407,437   1,138,714   1,710,632   1,347,150   1,058,877
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............  3,073,933   2,474,703   1,936,597   3,091,071   2,501,438   1,941,264
                             ---------   ---------   ---------   ---------   ---------   ---------
United States..............  1,848,281   1,638,277   1,564,320   1,877,879   1,630,094   1,570,541
Rest of America............    587,287     507,528     437,602     561,973     506,255     437,230
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total America............  2,435,568   2,145,805   2,001,922   2,439,852   2,136,349   2,007,771
                             ---------   ---------   ---------   ---------   ---------   ---------
Asia-Pacific...............    755,094     489,705     377,095     733,672     472,426     366,579
                             ---------   ---------   ---------   ---------   ---------   ---------
Total......................  6,264,595   5,110,213   4,315,614   6,264,595   5,110,213   4,315,614
                             =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

     Sales by destination are based upon the location of the customer whereas sales by operation reflect the location of the SAP subsidiary responsible for the sale.

                                INCOME BEFORE INCOME TAXES                 TOTAL ASSETS
                             ---------------------------------   ---------------------------------
                               2000        1999        1998        2000        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)
                             ---------   ---------   ---------   ---------   ---------   ---------
Germany....................    307,420     454,746     448,948   1,932,725   1,525,095   1,078,513
Rest of EMEA(1)............    239,773     199,968     174,694   1,235,233     997,172     820,359
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............    547,193     654,714     623,642   3,167,958   2,522,267   1,898,872
                             ---------   ---------   ---------   ---------   ---------   ---------
United States..............    336,299     234,974     257,866   1,647,102   1,634,374   1,002,311
Rest of America............     70,041      75,657      58,334     356,925     333,556     223,737
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total America............    406,340     310,631     316,200   2,004,027   1,967,930   1,226,048
                             ---------   ---------   ---------   ---------   ---------   ---------
Asia-Pacific...............     77,929      15,002      (7,890)    414,261     336,692     321,015
                             ---------   ---------   ---------   ---------   ---------   ---------
Total......................  1,031,462     980,347     931,952   5,586,246   4,826,889   3,445,935
                             =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

                               PROPERTY, PLANT AND EQUIPMENT           CAPITAL EXPENDITURES
                             ---------------------------------   ---------------------------------
                               2000        1999        1998        2000        1999        1998
                              E (000)     E (000)     E (000)     E (000)     E (000)     E (000)
                             ---------   ---------   ---------   ---------   ---------   ---------
Germany....................    472,900     433,059     345,160     117,758     156,160     162,766
Rest of EMEA(1)............    136,353     137,337     130,442      30,143      35,075      57,346
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............    609,253     570,396     475,602     147,901     191,235     220,112
                             ---------   ---------   ---------   ---------   ---------   ---------
United States..............    215,916     177,433     130,866      46,874      43,690      90,128
Rest of America............     13,608      16,586      15,624       3,960       8,286       9,149
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total America............    229,524     194,019     146,490      50,834      51,976      99,277
                             ---------   ---------   ---------   ---------   ---------   ---------
Asia-Pacific...............     31,899      29,861      23,320      23,215      16,099      12,023
                             ---------   ---------   ---------   ---------   ---------   ---------
Total......................    870,676     794,276     645,412     221,950     259,310     331,412
                             =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

                                       DEPRECIATION                EMPLOYEES AS OF DECEMBER 31,
                             ---------------------------------   ---------------------------------
                               2000        1999        1998
                              E (000)     E (000)     E (000)      2000        1999        1998
                             ---------   ---------   ---------   ---------   ---------   ---------
Germany....................     75,350      67,226      61,174      10,432       8,912       7,679
Rest of EMEA(1)............     33,914      29,695      24,164       5,196       4,162       3,281
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total EMEA...............    109,264      96,921      85,338      15,628      13,074      10,960
                             ---------   ---------   ---------   ---------   ---------   ---------
United States..............     21,784      16,994      13,899       4,498       4,408       4,463
Rest of America............      7,592       7,598       7,892       1,579       1,597       1,521
                             ---------   ---------   ---------   ---------   ---------   ---------
  Total America............     29,376      24,592      21,791       6,077       6,005       5,984
                             ---------   ---------   ---------   ---------   ---------   ---------
Asia-Pacific...............     16,278      13,311       9,960       2,775       2,620       2,364
                             ---------   ---------   ---------   ---------   ---------   ---------
Total......................    154,918     134,824     117,089      24,480      21,699      19,308
                             =========   =========   =========   =========   =========   =========

---------------

(1) Europe/Middle East/Africa

     Germany incurs the majority of research and development costs as SAP AG has title to the majority of internally developed software. As of December 31, 2000, approximately 75% of the research and development personnel are located in Germany, 4% in the rest of EMEA, 12% in the United States and 9% in the Asia-Pacific region.

     In 1998, the Company allocated total sales revenues by industry sectors for the first time. In 2000, the original sectors were modified. Accordingly, prior year amounts have been reclassified for comparative purposes. Six groups of industry sectors generated the following total sales revenues for the year ended:

                                                              2000         1999         1998
                                                             E (000)      E (000)      E (000)
                                                            ---------    ---------    ---------
Process industries........................................  1,365,882    1,033,684      975,766
Discrete industries.......................................  1,549,354    1,450,095    1,147,923
Consumer industries.......................................    996,379      769,716      677,743
Service industries........................................  1,586,749    1,225,786    1,079,950
Financial services........................................    322,613      272,654      177,079
Public services...........................................    443,618      358,278      257,153
                                                            ---------    ---------    ---------
                                                            6,264,595    5,110,213    4,315,614
                                                            =========    =========    =========

     The following table represents software revenue by type for the year ended December 31, 2000 and 1999:

                                                              2000         1999         1998
                                                             E (000)      E (000)      E (000)
                                                            ---------    ---------    ---------
R/3 and New Dimension Products............................  1,162,968    1,803,599    1,899,932
mySAP.com.................................................  1,295,757      128,792           --
                                                            ---------    ---------    ---------
                                                            2,458,725    1,932,391    1,899,932
                                                            =========    =========    =========

  (36)  BOARD OF DIRECTORS

     Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 3, 2001, the total annual remuneration of the Supervisory Board for the year ended December 31, 2000 will amount to E 560 thousand. The total annual remuneration of the Executive Board for the year ended December 31, 2000 was E 17,066 thousand. This amount includes E 2,587 thousand fixed and E 14,479 thousand variable remuneration including non-recurring expense of E 10,083 thousand in 2000 for the 1999 STAR program. As of December 31, 2000, 1999 and 1998, the Company did not provide any loans, warranties or guaranties to the Executive Board. The pension accrual as of December 31, 2000 for former Executive Board members was E 1,312 thousand.

     The ordinary and preference shares owned by Dietmar Hopp (Chairman of the Supervisory Board), Hasso Plattner (Co-Chairman of the Executive Board) and Klaus Tschira (Member of the Supervisory Board), their family members and related entities are disclosed in note 20. All other members of the Supervisory Board and the Executive Board own less than 1% of SAP AG shares.

     Information relating to awards granted under the LTI 2000 Plan to Members of the Executive Board as of December 31, 2000 is as follows:

                                                                          STOCK OPTIONS
                                                             ----------------------------------------
                                                             NUMBER OF
                                                               STOCK      FIRST YEAR OF     YEAR OF
                                                              OPTIONS        VESTING       EXPIRATION
                                                             ---------    -------------    ----------
Prof. Dr. h.c. Hasso Plattner............................         --            --              --
                                                              ------
Prof. Dr. Henning Kagermann..............................      9,251          2002            2010
                                                               9,251          2003            2010
                                                               9,530          2004            2010
                                                              ------
                                                              28,032
                                                              ------
Dr. Peter Zencke.........................................      6,776          2002            2010
                                                               6,776          2003            2010
                                                               6,980          2004            2010
                                                              ------
                                                              20,532
                                                              ------
Prof. Dr. Claus Heinrich.................................      6,776          2002            2010
                                                               6,776          2003            2010
                                                               6,980          2004            2010
                                                              ------
                                                              20,532
                                                              ------
Gerhard Oswald...........................................      6,776          2002            2010
                                                               6,776          2003            2010
                                                               6,980          2004            2010
                                                              ------
                                                              20,532
                                                              ------
                                                              89,628
                                                              ------

                                                                   CONVERTIBLE BONDS
                                          --------------------------------------------------------------------
                                           NUMBER OF    GRANTING     CONVERSION
                                          CONVERTIBLE   PRICE PER     PRICE PER     FIRST YEAR OF    YEAR OF
                                             BONDS       OPTION     OPTION/ SHARE      VESTING      EXPIRATION
                                          -----------   ---------   -------------   -------------   ----------
Prof. Dr. h.c. Hasso Plattner..........          --         --            --              --             --
                                             ------        ---           ---
Prof. Dr. Henning Kagermann............       7,400          1           290            2002           2010
                                              7,400          1           290            2003           2010
                                              7,625          1           290            2004           2010
                                             ------        ---           ---
                                             22,425
                                             ------
Dr. Peter Zencke.......................       5,420          1           290            2002           2010
                                              5,420          1           290            2003           2010
                                              5,585          1           290            2004           2010
                                             ------        ---           ---
                                             16,425
                                             ------
Prof. Dr. Claus Heinrich...............       5,420          1           290            2002           2010
                                              5,420          1           290            2003           2010
                                              5,585          1           290            2004           2010
                                             ------        ---           ---
                                             16,425
                                             ------
Gerhard Oswald.........................       5,420          1           290            2002           2010
                                              5,420          1           290            2003           2010
                                              5,585          1           290            2004           2010
                                             ------        ---           ---
                                             16,425
                                             ------
                                             71,700
                                             ------

EXECUTIVE BOARD                         Membership of supervisory boards and other comparable
                                        governing bodies of enterprises, other than the Company, in
                                        Germany and other countries, on December 31, 2000
----------------------------------------------------------------------------------------------------
PROF. DR. H.C. HASSO PLATTNER           Board of Directors, Industry To Industry Inc., Boston/USA
Co-Chairman and CEO                     Board of Directors, Pandesic LLC, Santa Clara/USA
mySAP.com internet strategy, industry
solution development, basis
technology, marketing, corporate
communications
PROF. DR. HENNING KAGERMANN             Supervisory Board, Deutsche Bank AG, Frankfurt/M. (as of
Co-Chairman and CEO                       September 7, 2000)
Sales, distribution, consulting and     Supervisory Board, DaimlerChrysler Services (debis) AG,
global customer relations, industry     Berlin
solutions, strategic development        Supervisory Board, IDS Scheer AG, Saarbruecken
projects                                Supervisory Board, Munchner Ruckversicherungs-Gesellschaft
                                        AG, Munich
PROF. DR. CLAUS E. HEINRICH             Supervisory Board, SVC AG Schmidt Vogel Consulting,
Human Resources                         Bielefeld
Development of industry solutions,
development
mySAP.com solutions
GERHARD OSWALD
Global Support,
IT infrastructure
DR. PETER ZENCKE                        Supervisory Board, Pixelpark AG, Berlin
Development of industry solutions,
development
mySAP.com solutions, e-business,
coordination of global research
DR. WERNER BRANDT
Chief Financial Officer (as of
February 1, 2001) Finance and
administration

EXTENDED MANAGEMENT BOARD
--------------------------------------------------------------------------------------------
KARL-HEINZ HESS                                 LES HAYMAN
Technology Development                          Asia-Pacific
DIETER MATHEIS                                  WOLFGANG KEMNA
Chief Financial Officer (up to February 1,      Americas
2001)                                           (as of April 19, 2000)
Purchasing and facilities management
KEVIN S. MCKAY                                  ERWIN GUNST
Americas                                        Germany and Switzerland
(up to April 19, 2000)                          (as of April 19, 2000)
LEO APOTHEKER
EMEA

SUPERVISORY BOARD                         Membership of other supervisory boards and comparable
                                          governing bodies of enterprises, other than the Company,
                                          in Germany and other countries on December 31, 2000
---------------------------------------------------------------------------------------------------
DIETMAR HOPP(2)(4)(6)
Chairperson
HELGA CLASSEN(1)(4)(5)6)
Deputy Chairperson
Development architect
WILLI BURBACH(1)(4)(5)
Developer
PROF. DR. WILHELM HAARMANN(2)(3)(4)       Supervisory Board, iXOS AG, Grasbrunn
RA WP StB Haarmann, Hemmelrath &          Supervisory Board, Haussler AG, Stuttgart
Partner,                                  Supervisory Board, Depfa IT Services AG, Mainz
Frankfurt am Main                         Supervisory Board, Mannesmann AG, Dusseldorf
                                          Management Board, R. Oldenbourg GmbH & Co. KG, Munich
                                          Supervisory Board, Immobilien- und Baumanagement der
                                          Bankgesellschaft Berlin GmbH, Berlin
BERNHARD KOLLER(1)(3)                     Supervisory Board, LION CONSULT AG, Hedesheim
Manager Idea Management
KLAUS-DIETER LAIDIG(5)(6)                 Supervisory Board, Heiler Software AG, Stuttgart
Business consultant                       Supervisory Board, Varetis AG, Munich
Laidig Business Consulting GmbH,          Supervisory Board, Grau Data Storage AG, Schwabisch Gmund
Boeblingen                                Supervisory Board ACTRIS AG, Frankfurt/Main
                                          Board of Directors, Agile Software Corporation, San Jose,
                                          USA
                                          Board of Directors, Latitude Communications, Santa Clara,
                                          USA
DR. GERHARD MAIER(1)(2)(6)
Development manager
HARTMUT MEHDORN                           Supervisory Board, Lufthansa Technik AG, Hamburg
Chairman of the Executive Board           Supervisory Board, DB Station & Service AG, Berlin
Deutsche Bahn AG, Berlin                  Supervisory Board, DB Reise & Touristik AG, Berlin
                                          Supervisory Board, DB Regio AG, Berlin
                                          Supervisory Board, DB Cargo AG, Berlin
                                          Supervisory Board, DB Netz AG, Berlin
                                          Supervisory Board, Deutsche Bahn Immobilien-gesellschaft
                                          mbH, Frankfurt/Main
DR. BARBARA SCHENNERLEIN(1)
Consultant
ALFRED SIMON(1)
Documentation shipping associate
DR. DIETER SPOERI                         Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn
Head of Corporate Representation
Federal Affairs, DaimlerChrysler AG,
Berlin
DR. H.C. KLAUS TSCHIRA(3)                 Supervisory Board, Lion bioscience AG, Heidelberg
Managing Director, Klaus Tschira
Foundation, Heidelberg

---------------
(1) Elected by the employees
(2) Member of the Company's Compensation Committee
(3) Member of the Company's Audit Committee
(4) Member of the Company's Mediation Committee
(5) Member of the Company's Technology Committee
(6) Member of the Company's Venture Capital Committee

  (37)  SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. ACCOUNTING PRINCIPLES

INTRODUCTION

     Because SAG AG is a holding corporation that owns the majority of voting rights in other enterprises, it is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code ("Handelsgesetzbuch -- HGB"). Section 292a HGB offers an exemption from this obligation if consolidated financial statements are prepared and published in accordance with an internationally accepted accounting principle (U.S. GAAP or IAS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

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

REVENUE RECOGNITION

     Under German HGB, payment terms generally have no impact on revenue recognition. Under SOP 97-2, extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

     Generally, software maintenance agreements are concluded in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German HGB, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore, the fair market value of nonstandard maintenance arrangements including free service periods reduce the related software license revenue and is recognized as maintenance revenue when such services are provided in subsequent periods.

DEFERRED TAXES

     Under German GAAP, deferred tax assets are not recorded for net operating losses. Under U.S. GAAP, deferred tax assets are recorded for net operating losses and a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

STAR PLAN

     The STAR plan rewards selected employees based on the appreciation of SAP's preference share price over a predetermined period of time. The compensation arising from this measurement period is paid to participants in several installments. Under German GAAP, the total expense is recognized in the year the STARs were granted. In addition, the accrual is based on the preference share appreciation through the last date available before the completion of SAP AG's financial statements. Under U.S. GAAP, the expense is recognized over a period beginning with the granting of the STARs and ending with the payment of the last installment. In addition, the accrual is based on the SAP preference share appreciation through December 31.

PUT OPTION

     During 2000, SAP AG sold a put option, as described in note 22, which entitles the option holder to sell 1.5 million SAP AG preference shares to the SAP AG for E 273 per share, or receive cash equal to any decline in the preference share market price upon exercise below E 273. Under German GAAP, any amounts due by the Company are recorded as an expense. Under U.S. GAAP, the put option is considered an equity instrument with no charge to earnings.

LTI PLAN

     Participants of the LTI 2000 Plan may choose convertible bonds, stock options, or a 50% mixture of each. Under German GAAP, the Company records expense over the vesting period only to the extent the Company provides shares it acquired from the market to the participant upon conversion or exercise. The expense amount is based upon the intrinsic value on the reporting date. No expense is recorded if the Company issues shares from contingent capital to the participant. Under U.S. GAAP, no expense is recorded for convertible bonds issued since the grant price is equal to the fair market value of a SAP AG preference share on the date of grant. Because the exercise price for stock options is variable, U.S. GAAP requires recognition of an expense over the vesting period based upon the stock options' intrinsic value on the reporting date.

MARKETABLE SECURITIES

     Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance sheet date. Unrealized losses are included in earnings. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available for sale or held to maturity. The Company's securities are considered to be either trading or available for sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance sheet date. Unrealized gains and losses for available for sale securities are reported net of tax, in accumulated other comprehensive income. A write-down in the value through a charge to finance expense occurs if a decline in market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period. Unrealized gains and losses from trading securities are included in earnings.

DERIVATIVES

     Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized, unrealized losses are accrued. Under SFAS 133 (which SAP implemented in 1999), derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in accumulated other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

EMPLOYEE DISCOUNTED STOCK PURCHASE PROGRAM

     Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, all discounts provided under these programs are expensed whereas under U.S. GAAP, certain discounts provided are recorded as a direct reduction in additional paid-in capital.

            SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS

                              SAP AG AND THE GROUP

                            as of December 31, 2000

                                                                 AMOUNTS IN THOUSANDS OF E
                                                      ------------------------------------------------     NUMBER OF
                                                         SALES             NET                             EMPLOYEES
                                          OWNERSHIP   REVENUES IN   INCOME/ (LOSS) FOR   EQUITY AS OF        AS OF
NAME AND LOCATION OF COMPANY                  %         2000(1)          2000(1)         12/31/2000(1)   12/31/2000(2)
----------------------------              ---------   -----------   ------------------   -------------   -------------
I.  AFFILIATED COMPANIES
GERMANY
SAP Systems Integration AG,
  Dresden(5),(6).........................     54         170,986           (7,732)             246,482           1,217
SAP Retail Solutions GmbH & Co. KG, St.
  Ingbert(4).............................    100          84,739            9,794               24,205             601
SAPMarkets Europe GmbH,
  Walldorf (3),(4).......................    100          38,339             (265)              19,735             235
Steeb Anwendungssysteme GmbH, Abstatt....    100          38,033            2,879                3,980             169
SAP CRM Consulting GmbH & Co. KG,
  Mannheim(4)............................    100          27,764            5,601                6,545             225
eSAP GmbH & Co. KG, Walldorf.............    100          14,605              176                1,795             180
SAPHosting AG & Co. KG,
  St. Leon-Rot(3),(4)....................    100           6,038              531                  532              54
SAP Learning Solutions GmbH, Immenstaad..    100           3,623              768                1,040              22
In-Q-My Technologies GmbH,
  Walldorf (3)...........................    100           1,094           (1,861)               2,639               8
DACOS Software Holding GmbH, St.
  Ingbert................................    100              --            1,687                7,478              --
SAP Retail Solutions
  Beteiligungsgesellschaft mbH,
  Walldorf...............................    100              --               --                   30              --
eSAP Beteiligungs GmbH, Walldorf.........    100              --               (1)                  24              --
SAP CRM Consulting
  Beteiligungsgesellschaft mbH,
  Mannheim...............................    100              --                1                   25              --
SAPHosting Beteiligungs GmbH,
  St. Leon-Rot(3)........................    100              --               (5)                  20              --
SAP Beteiligungs GmbH, Walldorf (3)......    100              --               --                   25              --
sky7home GmbH, Walldorf (3),(4)..........    100              --               --                   25              --
REST OF EUROPE, MIDDLE EAST AND AFRICA
SAP (UK) Limited, Feltham/Great
  Britain................................    100         370,393           40,066              103,054             663
SAP FRANCE SYSTEMES APPLICATIONS ET
  PROGICIELS S.A., Paris/France..........    100         231,952            6,195               37,563             559
SAP (Schweiz) AG Systeme, Anwendungen und
  Produkte der Datenverarbeitung, Biel/
  Switzerland............................    100         215,438           33,637               64,204             378
SAP Nederland B.V.,'s Hertogenbosch/
  The Netherlands........................    100         137,522           21,014               57,011             364
S.A.P. Italia Sistemi Applicazioni
  Prodotti in Data Processing S.p.A.,
  Milan/Italy............................    100         135,603           13,589               44,612             299
SAP Osterreich GmbH, Vienna/Austria......    100          89,178            8,389               34,893             274
NV SAP BELGIUM SA, Brussels/Belgium......    100          81,686            8,004               33,031             194
SAP Espana Sistemas Aplicaciones y
  Productos en la Informatica, S.A.,
  Madrid/ Spain..........................    100          81,638            8,859               26,710             199

                                                                 AMOUNTS IN THOUSANDS OF E
                                                      ------------------------------------------------     NUMBER OF
                                                         SALES             NET                             EMPLOYEES
                                          OWNERSHIP   REVENUES IN   INCOME/ (LOSS) FOR   EQUITY AS OF        AS OF
NAME AND LOCATION OF COMPANY                  %         2000(1)          2000(1)         12/31/2000(1)   12/31/2000(2)
----------------------------              ---------   -----------   ------------------   -------------   -------------
SYSTEMS APPLICATIONS PRODUCTS (AFRICA)
  (PTY) LTD, Woodmead/ South Africa......    100          62,036            3,311               13,222             342
SAP Svenska Aktiebolag,
  Stockholm/Sweden.......................    100          56,867            2,889               16,673             183
SAP Danmark A/S, Brondby/Denmark.........    100          51,468           (1,614)              11,560             182
SAP Finland Oy, Espoo/Finland............    100          46,606            5,089               19,079             134
SAP Portugal -- Sistemas, Aplicacoes e
  Produtos Informaticos, Sociedade
  Unipessoal, Lda. Paco
  d'Arcos/Portugal.......................    100          39,414            4,031               16,564             106
SAP CR, spol. s r.o., Prague/Czech
  Republic...............................    100          37,712            2,610               12,969             172
SAP Polska Sp. z.o.o., Warsaw/Poland.....    100          36,368            1,578                8,406             132
SAP Norge AS, Lysaker/Norway.............    100          25,819              160                8,478              88
SAP Hungary Rendszerek, Alkalmazasok es
  Termekek az Adatfeldolgozasban
  Informatikai Kft., Budapest/Hungary....    100          20,073            3,170                7,971             103
OOO SAP Consult C.I.S., Moscow/Russia....    100          14,525            1,769                3,462             111
SAP Hellas S.A. Societe Anonyme of
  Systems, Applications & Information
  Technology Products, Athens/Greece.....    100          11,810            1,561                1,977             204
SAP Slovensko s.r.o.,
  Bratislava/Slovakia....................    100          10,389              245                3,046              42
SAP Service and Support Centre (Ireland)
  Limited, Dublin/Ireland................    100           9,873            1,912                5,514             164
SAP Public Services (Pty) Ltd., Woodmead/
  South Africa(3),(4)....................     70           7,437              (13)                 (12)             --
CADRA S.A., Chazay D'Azergues/France(4)..    100           6,309              447                2,231              67
SAP-OFEK Ltd., Industrial Area Herzliya/
  Israel.................................    100           5,286              364                2,542              46
SAP Labs France S.A., Sophia Antipolis/
  France.................................    100           3,231              119                2,161              27
SAP Systems Integration (Schweiz) AG,
  Frauenfeld/Switzerland(3),(4)..........     54           1,941               (4)                 162               4
IN-Q-MY Labs Limited,
  Sofia/Bulgaria(3),(4)..................    100           1,421              118                  120             108
e-sap.fr, Paris/France(3),(4)............    100           1,383              (78)                 (38)             23
SAP Cyprus Ltd., Nicosia/Cyprus(3),(4)...    100           1,310               (2)                 696              28
SAP Bulgaria Ltd.,
  Sofia/Bulgaria(3),(4)..................    100             479           (1,563)              (1,358)             17
SAP Nigeria Ltd., Lagos/Nigeria(3),(4)...    100             151              (30)                 (16)             --
Ithinqcom (Pty) Ltd., Woodmead/
  South Africa(3),(4)....................     60               7             (814)                (740)             --
SAP Ireland Ltd. i.L., Dublin/Ireland....    100              --              581               11,548               6
LLC SAP Consult, Kiev/Ukraine(3).........    100              --               --                   54              --
AMERICAS
SAP America, Inc., Newtown Square/USA....    100       1,809,470           76,482              628,222           3,543
SAP Canada Inc., North York/Canada.......    100         233,564           17,644               62,559             534
SAP Public Services, Inc.,
  Washington, D.C./USA(4)................    100         168,200          (11,739)             (41,298)            217
SAP Labs, Inc., Palo Alto/USA(4).........    100         160,946            6,776               19,506             489
SAP Brasil Ltda., Sao Paulo/Brazil.......    100         141,560            7,666               30,923             452
SAP Mexico, S.A. de C.V., Mexico City/
  Mexico.................................    100          86,532            6,320               39,593             236

                                                                 AMOUNTS IN THOUSANDS OF E
                                                      ------------------------------------------------     NUMBER OF
                                                         SALES             NET                             EMPLOYEES
                                          OWNERSHIP   REVENUES IN   INCOME/ (LOSS) FOR   EQUITY AS OF        AS OF
NAME AND LOCATION OF COMPANY                  %         2000(1)          2000(1)         12/31/2000(1)   12/31/2000(2)
----------------------------              ---------   -----------   ------------------   -------------   -------------
SAP ANDINA Y DEL CARIBE C.A.,
  Caracas/Venezuela......................    100          62,063            2,478               14,501             172
SAP ARGENTINA S.A., Buenos Aires/
  Argentina..............................    100          60,517            4,575               27,192             185
SAPMarkets, Inc., Palo Alto/USA(3).......    100          28,279          (37,808)              37,191             167
Campbell Software, Inc.,
  Chicago/USA(4).........................    100          14,328           (2,169)               9,184              58
SAP International, Inc., Miami/USA(4)....    100          12,835              123                   46              24
SAP Properties, Inc., Newtown Square/
  USA(3),(4).............................    100             353                6                   46              --
SAP Investment, Inc.,
  Wilmington/USA(4)......................    100              --          173,884              375,746              --
ASIA-PACIFIC
SAP JAPAN Co., Ltd., Tokio/Japan.........    100         380,458           30,337               31,163             951
SAP AUSTRALIA PTY LTD, Sydney/
  Australia..............................    100         122,235           (8,366)              10,899             326
SAP Asia Pte. Ltd., Singapore............    100          95,998           11,236               25,282             272
SAP Korea Limited, Seoul/Korea...........    100          56,081            3,070               12,419             182
SAP India Systems, Applications and
  Products in Data Processing Private
  Limited, Bangalore/India(4)............    100          40,745            7,056               17,043             118
SAP MALAYSIA SDN. BHD.,
  Kuala Lumpur/Malaysia..................    100          31,933            6,709               11,835              75
SAP Taiwan Co. Ltd., Taipei/Taiwan.......    100          26,276            1,258               12,450              69
SAP HONG KONG CO. LIMITED,
  Taikoo Shing/Hong Kong.................    100          22,533            2,669                9,456              52
SAP (Beijing) Software System Co., Ltd.,
  Beijing/China..........................    100          22,293           (4,023)                 507             188
SAP Labs India Private Limited,
  Bangalore/ India.......................    100          13,914            1,104                4,375             406
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN
  DATA PROCESSING (THAILAND) LTD.,
  Bangkok/Thailand.......................    100          13,060            2,524                5,802              47
PT SAP Asia, Jakarta/Indonesia...........    100           8,303              963                  452              24
SAP Philippines, Inc., Makati
  City/Philippines.......................    100           7,610             (588)               1,126              27
SAP NEW ZEALAND LIMITED, Auckland/New
  Zealand................................    100           7,348           (2,570)               3,570              37
SAPMarkets Asia Pacific Solutions Pte
  Ltd, Singapore(3),(4)..................    100              --               (4)                  (3)              1
SAP India (Holding) Pte. Ltd.,
  Singapore..............................    100              --              (14)                 410              --
II.  ASSOCIATED COMPANIES
Pandesic LLC, Santa Clara/USA............   50.0          12,297         (136,997)            (140,412)             70
Global Virtual Marketplace GmbH, Munich/
  Germany(3).............................   50.0              --           (2,000)                 500              --
Emaro Verwaltungs AG,
  Walldorf/Germany(3)....................   40.0              40           (3,729)               5,785              19
ec4ec.GmbH, Dusseldorf/Germany(3)........   33.3              --           (1,029)              13,874               6
Industry To Industry Inc.,
  Boston/USA(6)..........................   31.0           3,119          (33,349)              11,571              60
COPA GmbH, Wesel/Germany(3)..............   25.1          23,309            3,988                4,742             252
cc-markets-online Ltd.,
  Dublin/Ireland(3)......................   25.0              --           (7,700)               5,100               5
EULOX Logistics GmbH, Vienna/Austria(3)..   20.0              --           (1,864)               1,873              20

III. OTHER INVESTMENTS (OWNERSHIP OF MORE THAN FIVE PERCENT)

ABACO P.R., Inc., Roswell/USA                   MarketFirst Software, Inc., Mountain
ABC Technologies Inc., Beavertonn/USA           View/USA
Achilles Group Ltd., Oxon/Great Britain         OCIXEM -- Servicos de Telecomunicacoes e
Aurigin Systems, Inc., Cupertino/USA              Transferencia de Informacao, S.A., Lisboa/
Catalyst International Inc.,                    Portugal
Milwaukee/USA(6)                                Onventis GmbH, Stuttgart/Germany
ChemConnect, Inc., San Francisco/USA            opsXchange.com, Inc., San Francisco/USA
CoVia Technologies, Inc., Mountain View/USA     Orbian Corp., New York/USA
CPGmarket.com SA, Geneva/Switzerland            Orbian Management Ltd., London/Great Britain
Cybersafe Corporation, Issaquah/USA             Paymentor ApS, Copenhagen/Denmark
DFKI GmbH, Kaiserslautern/Germany               PowerSim Corporation, Reston/USA
e-millennium 1 GmbH & Co. KG, Munich/           ProSyst Software AG, Cologne/Germany
  Germany                                       SALT Logistics AG, Wuerzburg/Germany
Grau Datastorage AG, Schwaebisch Gmuend/        Sequencia Corporation, Phoenix/USA
  Germany                                       SkillsVillage, Inc., Sunnyvale/USA
Heiler Software AG, Stuttgart/Germany(6)        SupplyAccess, Inc., El Segundo/USA
HotDispatch, Inc., Mountain View/USA            TeaLeaf, Inc., San Francisco/USA
humanIT Human Information Technologies          TradeNetOne.com AG, Frankfurt (Main)/
  GmbH, Sankt Augustin/Germany                    Germany
Idapta, Inc., Atlanta/USA                       VCB Virtueller Campus Bayern GmbH, Hof
IDS Scheer AG, Saarbruecken/Germany(6)            (Saale)/Germany
Intellicorp Inc., Mountain View/USA(6)          Venture Capital Beteiligungs GbR, Stuttgart/
Isochron Data Corp., Austin/USA                   Germany
                                                YellowMap AG, Munich/Germany

---------------

(1) These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.

(2) As of December 31, 2000, including managing directors

(3) Consolidated for the first time in 2000

(4) Represents a wholly or majority owned entity of a subsidiary

(5) This company results from the merger of SRS Dresden AG, SAP Systems Integration GmbH and SAP Solutions GmbH.

(6) Publicly held company

                                  SCHEDULE II

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                                     E(000)

                                                         CHARGED
                                           BEGINNING     TO COSTS                    OTHER      ENDING
DESCRIPTION                                 BALANCE    AND EXPENSES   WRITE-OFFS   DEDUCTIONS   BALANCE
-----------                                ---------   ------------   ----------   ----------   -------
Allowances for doubtful accounts:
Year ended December 31, 1998.............   47,224        56,742       (23,602)          --     80,364
Year ended December 31, 1999.............   80,364        41,673       (25,303)          --     96,734
Year ended December 31, 2000.............   96,734        25,135       (20,417)     (25,229)    76,223