Form 20-F/A
period 2002-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2003-04-14
CIK 1000184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

      As stated in Item 18 of the Registrant’s annual report on Form 20-F for the year ended December 31, 2002, this amendment is being filed to provide separate consolidated financial statements of Commerce One, Inc. (“Commerce One”) for the fiscal year ended December 31, 2002, as required by Rule 3-09 of Regulation S-X.

      This amendment is being filed for the purpose of updating “Item 18. Financial Statements,” and “Item 19. Exhibits” and adding to the page reference in “Item 8. Financial Information” under the heading “Consolidated Financial Statements” the phrase “and pages M-1 through M-36.” The following exhibits are amended for the year ended December 31, 2002 on Form 20-F as set forth in the pages attached hereto:

      (1)   Exhibit 4.8 Strategic Alliance Agreement Amendment No. 4, effective as of January 1, 2002 by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.

      (2)   Exhibit 4.9 Strategic Alliance Agreement Amendment No. 5, effective as of December 20, 2002, by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.

      (3)   Exhibit 10.3 Independent Auditors’ Consent of Ernst & Young LLP, Walnut Creek, California.

      In addition, the Registrant is including certain currently dated certifications and an updated consent of independent auditors. The remainder of the annual report on Form 20-F filed on March 21, 2003 remains unchanged.

Item 18.     Financial Statements

      Reference is made to pages F-1 through F-60, incorporated herein by reference, to the annual report on Form 20-F filed on March 21, 2003.

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

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

Notes to the Consolidated Financial Statements.

Schedule for the years ended December 31, 2002, 2001 and 2000:

Schedule II — Valuation and Qualifying Accounts and Reserves.

      Separate financial statements for Commerce One filed pursuant to Rule 3-09 of Regulation S-X — reference is made to pages M-1 through M-36, incorporated herein by reference. Summarized financial information for Commerce One is set forth in note 16 to the consolidated financial statements.

Item 19.     Exhibits

      The following documents are filed as exhibits to this Annual Report on Form 20-F:

1 Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).(1)

2.1 Form of global share certificate for ordinary shares (English translation).(2)

2.2 Form of American Depositary Receipt.(3)

4.1 Form of Amended and Restated Deposit Agreement among SAP AG, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(4)

4.2 Share Purchase Agreement by and among Commerce One, Inc., New Commerce One Holding Inc. and SAP AG, dated as of June 28, 2001.(5)

1

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

4.5 Strategic Alliance Agreement by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of September 18, 2000.(8)

4.6 Strategic Alliance Agreement Amendment No. 2 by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of June 29, 2001.(9)

4.7 Strategic Alliance Agreement Amendment No. 3 by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of June 29, 2001.(9)

4.8 Strategic Alliance Agreement Amendment No. 4, effective as of January 1, 2002 by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.(10)

4.9 Strategic Alliance Agreement Amendment No. 5, effective as of December 20, 2002, by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.(11)

8 Subsidiaries, Associated Companies and Other Investments of SAP AG.(1)

10.1 Independent Auditors’ Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Mannheim, Germany.

10.2 Statement regarding Auditors’ Consent.(1)

10.3 Independent Auditors’ Consent of Ernst & Young LLP, Walnut Creek, California.

10.4 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to Form 20-F of SAP AG, filed on March 21, 2003.

(2)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(3)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(4)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(5)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(6)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(7)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(8)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2000.

(9)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on August 14, 2001.

(10)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed on April 1, 2002.

(11)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed on March 31, 2003.

2

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on our behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG
(Registrant)

By:	/s/ HASSO PLATTNER

Name: Prof. Dr. .Hasso Plattner
Title: Co-Chairman and CEO

By:	/s/ HENNING KAGERMANN

Name: Prof. Dr. Henning Kagermann
Title: Co-Chairman and CEO

By:	/s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: CFO

Dated: April 14, 2003

3

SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

REPORT OF ERNST AND YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Commerce One, Inc.

      We have audited the accompanying consolidated balance sheets of Commerce One, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commerce One, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      As discussed in Notes 1 and 4 to the consolidated financial statements, in 2002 Commerce One, Inc. changed its method of accounting for goodwill and certain other purchased intangible assets.

/s/ Ernst & Young LLP

Walnut Creek, California

January 27, 2003

COMMERCE ONE, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share, and per share data)

	December 31,

	2002	2001

Assets
Current assets:
Cash and cash equivalents	$73,753	$192,547
Short term investments	3,510	81,346
Accounts receivable, net of allowance for doubtful accounts of $6.0 million at December 31, 2002 and $24.1 million at December 31, 2001(1)	7,373	45,877
Prepaid expenses and other current assets	4,923	9,762

Total current assets	89,559	329,532

Restricted cash, cash equivalents and short term investments	35,630	14,260
Property and equipment, net	9,761	64,908
Goodwill, net	—	164,679
Other intangible assets, net	18,449	244,855
Investments and other assets	6,023	10,707

Total assets	$159,422	$828,941

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,104	$23,773
Accrued compensation and related expenses	8,338	17,960
Deferred revenue(2)	23,546	57,367
Other current liabilities(3)	29,997	50,021

Total current liabilities	64,985	149,121
Notes payable	25,000	19,000
Non-current accrued restructuring charges	21,947	37,005
Commitment and Contingencies
Stockholders’ equity:
Common stock, par value $0.0001, 95,000,000 shares authorized; 29,276,716 and 28,752,021 issued and outstanding at December 31, 2002 and 2001, respectively	3,674,645	3,723,419
Deferred stock compensation	(4,385)	(66,772)
Note receivable from stockholder	(129)	(129)
Accumulated other comprehensive loss	(1,203)	(1,101)
Accumulated deficit	(3,621,438)	(3,031,602)

Total stockholders’ equity	47,490	623,815

Total liabilities and stockholders’ equity	$159,422	$828,941

Amounts included above from related parties (Note 10):
(1) Accounts receivable, net	$947	$1,669

(2) Deferred revenue	$11,138	$35,458

(3) Other current liabilities	$418	$4,114

See accompanying notes.

COMMERCE ONE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years ended December 31,

	2002	2001	2000

Revenues:
License fees	$28,597	$130,917	$223,277
Services	76,932	277,652	178,519

Total revenues(1)	105,529	408,569	401,796
Costs and expenses:
Cost of license fees(2)	192,406	662,315	14,910
Cost of services	68,233	228,023	139,746
Sales and marketing	78,945	183,412	168,647
Product development	76,922	118,159	102,676
General and administrative	25,615	116,621	43,236
Purchased in-process research and development	—	4,548	5,142
Stock compensation	8,728	98,302	39,820
Restructuring costs and other	22,947	126,605	—
Amortization of goodwill and other intangible assets	11,867	332,789	233,183
Impairment of intangible assets, fixed assets and equity investments	214,082	1,120,464	—

Total costs and expenses	699,745	2,991,238	747,360

Loss from operations	(594,216)	(2,582,669)	(345,564)
Interest income and other, net	4,681	7,571	7,017

Net loss before income taxes	(589,535)	(2,575,098)	(338,547)
Provision for income taxes	301	9,001	6,400

Net loss	$(589,836)	$(2,584,099)	$(344,947)

Basic and diluted net loss per share	$(20.33)	$(103.02)	$(20.52)

Shares used in calculation of net loss per share	29,011	25,084	16,807

(1) Revenue from related parties (Note 10)	$32,022	$97,741	$52,512

(2) Includes charges for the impairment and amortization of the Technology Agreement with Covisint (Notes 4 and 11)	$190,396	$647,500	$5,700

See accompanying notes.

COMMERCE ONE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

				Note	Accumulated
	Common Stock		Deferred	Receivable	Other
			Stock	from	Comprehensive	Accumulate
	Shares	Amount	Compensation	Shareholder	Loss	Deficit	Total

BALANCES AT DECEMBER 31, 1999	14,993,648	$423,839	$(4,110)	$—	$(452)	$(102,556)	$316,721
Issuance of common stock upon exercise of stock options	803,304	40,407	—	—	—	—	40,407
Issuance of common stock under employee stock purchase plan	198,534	11,221	—	—	—	—	11,221
Issuance of shares in connection with business combinations	2,988,970	1,774,339	(169,166)	—	—	—	1,605,173
Notes receivable from shareholder assumed in business combination	—	—	—	(133)	—	—	(133)
Payment of note receivable from stockholder assumed in business combination	—	—	—	4	—	—	4
Sale of common in connection with strategic partnerships, net of issuance cost	505,955	249,783	—	—	—	—	249,783
Contractual obligation to issue common stock in connection with Covisint agreement	2,880,000	880,200	—	—	—	—	880,200
Deferred stock compensation	—	20,174	(20,174)	—	—	—	—
Amortization of deferred stock compensation	—	—	39,820	—	—	—	39,820
Issuance of warrants for services	—	1,524	—	—	—	—	1,524
Net loss	—	—	—	—	—	(344,947)	(344,947)
Foreign currency translation adjustment	—	—	—	—	(323)	—	(323)
Unrealized loss on investments	—	—	—	—	(39)	—	(39)

Comprehensive loss							(345,309)

BALANCES AT DECEMBER 31, 2000	22,370,411	3,401,487	(153,630)	(129)	(814)	(447,503)	2,799,411
Issuance of common stock upon exercise of stock options	429,331	6,961	—	—	—	—	6,961
Repurchase of common stock from terminated employees	(17,416)	(59)	—	—	—	—	(59)
Issuance of common stock under employee stock purchase plan	291,330	11,664	—	—	—	—	11,664
Issuance of common stock and assumption of stock options in connection with business combinations	807,858	74,768	(2,181)	—	—	—	72,587
Issuance of restricted common stock to employees	187,915	14,099	(14,099)	—	—	—	—
Forfeiture of restricted common stock by employees upon termination	(65,885)	(4,836)	4,836	—	—	—	—
Sale of common stock to SAP, net of issuance cost	4,748,477	219,335	—	—	—	—	219,335
Amortization of deferred stock compensation	—	—	98,302	—	—	—	98,302
Net Loss	—	—	—	—	—	(2,584,099)	(2,584,099)
Foreign currency translation adjustment	—	—	—	—	120	—	120
Unrealized loss on investments	—	—	—	—	(407)	—	(407)

Comprehensive loss							(2,584,386)

BALANCES AT DECEMBER 31, 2001	28,752,021	3,723,419	(66,772)	(129)	(1,101)	(3,031,602)	623,815
Issuance of common stock upon exercise of stock options	215,382	3,163	—	—	—	—	3,163
Repurchase of common stock from terminated employees	(9,661)	(53)	—	—	—	—	(53)
Issuance of common stock under employee stock purchase plan	358,760	2,275	—	—	—	—	2,275
Forfeiture of restricted common stock by employees upon termination	(39,786)	(2,958)	2,958	—	—	—	—
Additional issuance cost on sale of common stock to SAP	—	(500)	—	—	—	—	(500)
Deferred compensation forfeited	—	(50,701)	50,701	—	—	—	—
Amortization of deferred stock compensation	—	—	8,728	—	—	—	8,728
Net loss	—	—	—	—	—	(589,836)	(589,836)
Foreign currency translation adjustment	—	—	—	—	(490)	—	(490)
Unrealized gain on investments	—	—	—	—	388	—	388

Comprehensive loss							(589,938)

BALANCES AT DECEMBER 31, 2002	29,276,716	$3,674,645	$(4,385)	$(129)	$(1,203)	$(3,621,438)	$47,490

See accompanying notes.

COMMERCE ONE OPERATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,

	2002	2001	2000

Operating activities:
Net loss	$(589,836)	$(2,584,099)	$(344,947)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,733	45,375	15,339
Purchased in-process research and development	—	4,548	5,142
Amortization of cost of Technology Agreement with Covisint	10,428	55,188	5,689
Amortization of deferred stock compensation	8,728	98,302	39,820
Amortization of goodwill and other intangible assets	11,867	332,789	233,184
Impairment of goodwill and other intangible assets	189,344	1,098,869	—
Impairment of Technology Agreement with Covisint	179,968	592,334	—
Write down of investment in Covisint	4,255	21,595	—
Loss on other investments	248	2,958	2,994
Loss on disposal of property and equipment	—	26,914	—
Impairment of property and equipment	20,483	—	—
Other	977	—	—
Changes in operating assets and liabilities:
Restricted cash and investments	(30,184)	—	—
Accounts receivable, net	29,972	111,366	(91,043)
Prepaid and other current assets	7,980	8,221	(8,402)
Accounts payable	(20,014)	(5,075)	13,654
Accrued compensation and related expenses	(9,622)	(27,390)	26,612
Other current liabilities	(28,981)	(28,780)	29,967
Deferred revenue	(33,821)	(57,078)	71,894
Non-current accrued restructuring charges	—	37,005	—

Net cash used in operating activities	(217,475)	(266,958)	(97)
Investing activities:
Purchase of property and equipment, net	(6,503)	(39,491)	(79,158)
Proceeds from maturities of short term investments	130,550	204,709	82,880
Purchase of short term investments	(43,964)	(173,954)	(136,357)
Business combinations, net of cash acquired	—	(2,499)	8,773
Additional costs of Technology Agreement with Covisint, net	—	(2,815)	—
Proceed from divestitures	10,734	—	—
Other investments	1,569	3,191	(13,199)

Net cash provided by (used in) investing activities	92,386	(10,859)	(137,061)
Financing activities:
Proceeds from issuance of common stock, net	4,885	237,901	301,411
Proceeds from borrowings on notes payable	25,423	19,000	—
Payments on notes payable and capital lease obligations	(23,053)	(1,846)	(533)

Net cash provided by financing activities	7,255	255,055	300,878
Effect of foreign currency translation on cash and cash equivalents	(960)	120	(323)

Net (decrease) increase in cash	(118,794)	(22,642)	163,397
Cash balance at beginning of period	192,547	215,189	51,792

Cash balance at end of period	$73,753	$192,547	$215,189

Supplemental disclosures:
Interest paid	$946	$351	$235

Cash paid for income taxes	$2,620	$4,307	$4,590

Non-cash investing and financing activities:
Deferred stock compensation	$—	$9,263	$20,174

Unrealized loss on investments	$388	$407	$39

Issuance of preferred stock, common stock and assumption of stock options in connection with business combinations	$—	$74,768	$1,774,339

Deferred stock compensation related to stock option grants and options assumed in business combinations	$—	$2,181	$12,821

Valuation of common stock to be issued in connection with Technology Agreement with Covisint	$—	$—	$849,350

Common stock warrant issued in connection with services provided	$—	$—	$1,524

Common stock issued in connection with equity interest in Covisint	$—	$—	$30,850

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

      The Company was founded as Distrivision in 1994, and changed its name to Commerce One in 1997, and re-incorporated into Delaware in 1999. On July 11, 2001, the Company completed its reorganization into a holding company structure. Commerce One is a technology company that specializes in software and services that allow companies to conduct business more efficiently through business process automation and web services solutions. The Company’s software provides the technology and infrastructure that enable companies to conduct business processes via the Internet or Intranets and to manage their supplier, partner and customer relationships more effectively. Commerce One’s services operations support these software solutions and help companies take maximum advantage of the efficiencies that these solutions can offer. Together, the Company’s software and services allow companies to automate business functions that traditionally involved costly and time-consuming phone calls and paperwork.

BASIS OF PRESENTATION

      At December 31, 2002, the Company has $112.9 million cash and cash equivalents and investments, of which $77.3 million is unrestricted and available to fund operations, $24.6 million working capital and $3,621.4 million accumulated deficit. Furthermore, the Company expects to use approximately $39 million in cash to fund its operations in the first quarter of 2003. To date, the Company has funded its operations from revenue and equity financing. The Company plans to fund its current level of operations from a combination of available unrestricted cash and cash equivalents, investments and revenue. However, plans and future events are inherently uncertain. Therefore, should the Company’s levels of revenue and cash, cash equivalents and investments fall short of the Company’s expectations, the Company will take action to further reduce its operating expenses, primarily through reductions of personnel-related costs, and the Company believes such action, if needed, will allow the Company to have sufficient cash to finance its expected operating losses and working capital requirements through the 2003 calendar year.

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the current presentation format.

      The functional currency of the Company’s foreign subsidiaries is the local currency. The Company translates all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenue and expenses are translated using the average exchange rate for the period. Gains and losses resulting from the translation of the foreign subsidiaries’ financial statements are reported as a separate component of accumulated comprehensive other income (loss) in stockholders’ equity. Net gains and losses resulting from foreign exchange transactions, which are recorded in the statement of operations, were not significant during any of the periods presented.

USE OF ESTIMATES

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates and assumptions made by management involve revenue recognition, the establishment of provisions for bad debts and warranty, the determination of the fair value of stock awards to employees for purposes of the pro forma disclosures. the valuation of goodwill, other intangible assets, fixed assets, and equity investments, and the restructuring accruals related to office closures.

CASH AND CASH EQUIVALENTS

      Cash equivalents are highly liquid investments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase and are stated at amounts that approximate fair value. Cash equivalents consist principally of investments in short-term money market instruments and certificates of deposit.

SHORT TERM INVESTMENTS

      Short-term investments consist principally of commercial paper, corporate notes and bonds, government notes and bonds and certificates of deposit with maturities greater than 90 days and are stated at amounts that approximate fair value.

      The Company accounts for its short term investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

      The Company has classified its short-term investments as available-for-sale. Available-for-sale investments are recorded at fair value based on quoted market prices at December 31, 2002 and 2001, with unrealized gains and losses reported as other comprehensive income (loss) and included within accumulated other comprehensive income (loss) in the statement of stockholders’ equity. Realized gains and losses, which have been immaterial to date, are included in interest and other income and are derived using the specific identification method for determining the cost of investments sold. Dividend and interest income is recognized when earned.

      As of December 31, 2002, all of the Company’s short-term investments have a contractual maturity date that is less than one year from December 31, 2002. The following summarizes the fair value of the Company’s short-term investments at December 31, 2002 (amounts in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government notes and bonds	$8,928	$2	$—	$8,930
Certificates of deposit	26	—	—	26

	$8,954	$2	$—	$8,956

      Short-term investments as of December 31, 2002 included approximately $26,000 and $5.4 million in certificates of deposit and government notes and bonds, respectively, which collateralized certain of the Company’s obligations related to operating lease agreements for office facilities.

      The following summarizes the fair value of the Company’s short-term investments at December 31, 2001 (amounts in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Commercial paper	$30,916	$28	$—	$30,944
Government notes and bonds	32,973	13	(2)	32,984
Corporate notes and bonds	20,648	27	—	20,675
Certificates of deposit	11,003	—	—	11,003

	$95,540	$68	$(2)	$95,606

      Short-term investments as of December 31, 2001 included approximately $8.0 million and $6.3 million in certificates of deposit and government notes and bonds, respectively, which collateralized certain of the Company’s obligations related to operating lease agreements for office facilities, potential workers compensation claims and guarantees of a personal home mortgage for an executive officer.

RESTRICTED CASH, CASH EQUIVALENTS, AND SHORT TERM INVESTMENTS

      Restricted cash, cash equivalents, and short-term investments totaled $35.6 million and $14.3 million as of December 31, 2002 and 2001, respectively. In 2002, these amounts collateralize the Company’s obligations related to operating lease agreements for office facilities and a bank note payable. In 2001, these amounts collateralized the Company’s obligations related to operating lease agreements for office facilities, potential worker compensation claims, and the guarantee of a personal home mortgage for an executive officer.

PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows: computer equipment, office equipment, furniture and fixtures are depreciated over three years, and leasehold improvements are depreciated over the shorter of the remaining term of the related lease or the estimated economic useful life of the improvement. Equipment acquired under capital leases is depreciated over the shorter of the expected useful life or the related lease term.

GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill and other intangible assets result from business combinations accounted for under the purchase method and intellectual property that is comprised of the cost incurred filing for original patents. Intangible assets related to acquired technology, trademarks, patents and other intangible assets acquired through business combinations are being amortized on a straight-line method over the estimated useful life of the related asset, generally one to five years, and intellectual property related to original patents is being amortized over an estimated useful life of ten years. Effective July 1, 2001 the Company adopted certain provisions of SFAS 141, “Business Combinations”, and on January 1, 2002, the Company adopted the full provisions of SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and also specifies the criteria for the recognition of intangible assets separately from goodwill. Under the new rules, goodwill is no longer amortized but is subject to an impairment test at least annually. SFAS 141 specifically identified assembled workforce as an intangible asset that is not to be recognized apart from goodwill and it was subsumed into goodwill on January 1, 2002. Other intangible assets that meet the new criteria continue to be amortized over their useful lives. In 2002, goodwill was evaluated for impairment and deemed to be fully impaired as of December 31, 2002. The Company also evaluates potential impairments of its long-lived assets, including intangibles. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more indicators of impairment, the Company evaluates the expected undiscounted cash flows related to the assets. If these cash flows are less than the carrying value of the assets, the Company measures the impairment using discounted cash flows.

LONG-LIVED ASSETS

      The Company adopted SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on January 1, 2002. SFAS 144 supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” The primary objectives of SFAS 144 are to develop one accounting model based on the framework established in SFAS 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues.

      Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

SOFTWARE DEVELOPMENT COSTS

      The Company accounts for software development costs in accordance with the Financial Accounting Standards Board (referred to as “FASB”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. Development costs incurred subsequent to the establishment of technological feasibility have not been significant, and all software development costs have been charged to product development expense in the accompanying consolidated statements of operations.

CONCENTRATION OF CREDIT RISK AND CREDIT EVALUATIONS

      Financial instruments which potentially subject the Company to concentrations of risk include cash, cash equivalents, short-term investments and accounts receivable. The Company’s investment policies limit cash equivalents and short-term investments to short-term, low risk investments. Cash and cash equivalents, short-term investments are held with a domestic financial institution with high credit standing. For the year ended December 31, 2002, transactions with SAP AG (“SAP”) accounted for approximately 24.8% of the Company’s total revenues. For the year ended December 31, 2002, one other customer accounted for more than 11% of the Company’s total revenues. For the year ended December 31, 2001, transactions with SAP accounted for approximately 19.4% of the Company’s total revenues. For the years ended December 31, 2001 and 2000, no other customer accounted for more than 10% of the Company’s total revenues. At December 31, 2002, no customers accounted for more than 10% of the Company’s gross accounts receivable balance. At December 31, 2001, two customers accounted for 13% and 12% of the Company’s gross accounts receivable balance. The Company performs ongoing credit evaluations of its customers and does not typically require collateral or guarantees. Management maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company’s customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make such payments, increases in the allowance may be required.

REVENUE RECOGNITION

      The Company’s revenue recognition policies are consistent with Statement of Position 97-2 “Software Revenue Recognition,” as modified by Statement of Position 98-9.

      Revenues from license agreements for software products are recognized upon delivery of the software if there is persuasive evidence of an arrangement, collection is probable and the fee is fixed or determinable. When software is licensed to third parties through indirect sales channels, generally license fees are recognized as revenue under the sell-through method, when the criteria described above have been met and the reseller has sold the software to an end-user customer. While the Company generally does not license software under barter or concurrent arrangements, whenever software has been licensed under such arrangements the Company has recognized revenue equal to the net monetary amounts to be received by the Company.

      The Company reduces license revenue to reflect estimated product returns. While as a matter of contract and general practice, the Company does not accept the return of software products after the expiration of any acceptance period, unforeseen contractual disputes with customers may require us to accept the return of a product. Should actual product returns differ from estimates, revisions to the product return allowance would be required.

      The Company charges estimated product warranty costs to cost of licenses at the time revenue is recognized. While the Company engages in extensive product quality programs and processes prior to the release of software, unforeseen product errors may exist in our products that may require us to incur costs to correct or replace the affected products. Should actual costs differ from its estimates, revisions to the estimated warranty costs would be required.

      Revenues from professional services contracts are generally recognized on a time and material basis. However, when contracts have a fixed price revenue is recognized on the percentage-of-completion method, with costs and estimated profits recorded as work is performed. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in contract performance and estimated profitability, including final contract settlements, may result in revisions to costs and revenues, which are recognized in the period in which the revisions are determined.

      If a customer transaction includes both software license and services elements or the rights to multiple software products, the total arrangement fee is allocated to each of the elements using the residual method, under which revenue is allocated to undelivered elements based on vendor specific objective evidence of the fair values of such undelivered elements and the residual amounts of revenue are allocated to the delivered elements.

      Revenue is recognized using contract accounting for arrangements involving significant customization or modifications of the software or where professional services are considered necessary to the functionality of the software. Revenue from these software and services arrangements is recognized using the percentage of completion method.

      Software maintenance revenues, subscription and hosting fees are recognized ratably over the term of the related contract, typically one year, in accordance with revenue recognition criteria.

      Network service fees (transaction fees and revenue sharing), which have not been significant, are recognized as earned based on customer transactions.

      Deferred revenue consists of license fees for which revenue recognition criteria have not been met and prepaid fees for services, subscription fees, and maintenance and support agreements.

STOCK-BASED COMPENSATION

      The Company generally has three categories of employee stock-based awards: restricted stock, stock options and a stock purchase plan, which are more fully described in “Note 11 — Stockholders’ Equity.” The Company accounts for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and has adopted the disclosure-only alternative of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” Under the intrinsic value method, the Company has only recorded stock-based compensation resulting from restricted stock issued and options assumed in various prior period acquisitions.

      Restricted stock is measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company’s common stock. Such value is recognized as an expense ratably over the corresponding employee service period. To the extent restricted stock or restricted stock units are forfeited prior to vesting, the corresponding previously recognized expense is reversed as an offset to “Stock-based compensation.” Stock-based compensation associated with restricted stock was $2.7 million during 2002.

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 as amended by SFAS 148 to stock-based employee compensation (in thousands except per share data):

	Years ended December 31,

	2002	2001	2000

Net income — as reported	$(589,836)	$(2,584,099)	$(344,947)
Add: Stock-based compensation cost, included in the determination of net income as reported	8,728	98,302	39,820
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards	(42,344)	120,723	(543,710)

Proforma net loss	$(623,452)	$(2,365,074)	$(848,837)

Loss per share:
Basic and diluted — as reported	(20.33)	(103.02)	(20.52)

Basic and diluted — pro forma	(21.49)	(94.29)	(50.50)

      The weighted average fair value of stock options granted during 2002, 2001 and 2000 was $4.33, $40.80 and $470.60, respectively. The weighted-average fair value for stock options granted were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000

Volatility	148%	146%	135%
Weighted-average estimated life	3 years	3 years	3 years
Weighted-average risk-free interest rate	4.6%	5.0%	6.2%
Dividend yield	—	—	—

      The weighted average fair value of shares issued under the employee stock purchase plan during 2002, 2001, and 2000 was $5.26, $68.06, and $273.65, respectively. The weighted-average fair value of shares issued under the employee stock purchase plan was calculated using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000

Volatility	148%	146%	135%
Weighted-average estimated life	6 months	6 months	6 months
Weighted-average risk-free interest rate	4.6%	5.0%	6.2%
Dividend yield	—	—	—

ADVERTISING

      Advertising costs are expensed as incurred. Advertising expense was approximately $779,000, $5,981,000 and $9,368,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

INCOME TAXES

      The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET LOSS PER SHARE

      Basic and diluted net loss per share information for all periods is presented under the requirements of SFAS No. 128, “Earnings per Share.” Basic earnings per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase and forfeiture, and excludes any dilutive effects of options, warrants, and convertible securities. Potentially dilutive securities have also been excluded from the computation of diluted net loss per share as their inclusion would be antidilutive.

      The calculation of basic and diluted net loss per share is as follows (in thousands, expect per share data):

	Years ended December 31,

	2002	2001	2000

Net loss	$(589,836)	$(2,584,099)	$(344,947)

Weighted average shares of common stock outstanding	29,074	25,250	16,964
Less: weighted average shares subject to repurchase and forfeiture	(63)	(166)	(157)

Weighted average shares of common stock outstanding used in computing basic and diluted net loss per share	29,011	25,084	16,807

Basic and diluted net loss per share	$(20.33)	$(103.02)	$(20.52)

      If the Company had reported net income, the calculation of diluted earnings per share would have included, approximately, an additional 584,000, 2,327,300, and 2,223,100 common equivalent shares related to outstanding stock options and warrants not included above (determined using the treasury stock method) for the years ended December 31, 2002, 2001 and 2000, respectively.

COMPREHENSIVE LOSS

      Comprehensive loss is comprised of net loss and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in stockholders’ equity that are excluded from net loss. Other comprehensive income (loss) includes unrealized gains and losses and currency translation adjustments. At December 31, 2002 and 2001 cumulative unrealized losses totaled $0.1 million and $0.4 million, respectively, and cumulative currency translation adjustments totaled $1.1 million and $0.7 million, respectively. Comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 has been reflected in the Consolidated Statements of Stockholders’ Equity.

EFFECTS OF NEW ACCOUNTING STANDARDS

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 may affect the timing of recognizing future restructuring costs and the amounts recognized under such costs. SFAS No. 146 is not expected to have a material impact on the Consolidated Financial Statements.

      In November 2002, the FASB issued FIN 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that the Company recognize the fair value for guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of the Interpretation. In addition, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under previously existing generally accepted accounting principles, in order to identify if a loss has occurred. If the Company determines it is probable that a loss has occurred then any such estimable loss would be recognized under those guarantees and indemnifications. Some of the software licenses granted by the Company contain provisions that indemnify licensees of the Company’s software from damages and costs resulting from claims alleging that the Company’s software infringes the intellectual property rights of a third party. The Company has historically received only a limited number of requests for indemnification under these provisions and has not been required to make material payments pursuant to these provisions. Accordingly, the Company has not recorded a liability related to these indemnification provisions. The Company does not have any guarantees or indemnification arrangements other than the indemnification clause in some of its software licenses. The Company will be required to implement the provisions of FIN 45 as of January 1, 2003 and does not believe that FIN 45 will have a material impact on its financial position, results of operations or cash flows.

REVERSE STOCK SPLIT

      On September 16, 2002, the Company completed a reverse stock split where ten shares of common stock outstanding were converted into one share of common stock. All references in the consolidated financial statements and notes thereto with respect to the number of shares, per share amounts and market prices of the Company’s common stock have been restated to reflect the effect of the reverse stock split.

2.     ACCOUNTS RECEIVABLE

      Accounts receivable consists of the following (in thousands):

	December 31,

	2002	2001

Accounts receivable	$10,347	$59,390
Unbilled accounts receivable	3,027	10,564

	13,374	69,954
Less accounts receivable allowances	6,001	24,077

	$7,373	$45,877

      Unbilled accounts receivable result from professional services provided to customers that have not yet been formally invoiced as of the reporting date. Such amounts are generally invoiced within fifteen business days of the end of the period in which services are provided.

3.     PROPERTY AND EQUIPMENT

      Property and equipment consists of the following (in thousands):

	December 31,

	2002	2001

Computer and office equipment	$7,417	$74,825
Furniture and fixtures	2,344	24,635
Leasehold improvements	—	15,660
Work in process	—	674

	9,761	115,794
Less accumulated depreciation and amortization	—	50,886

	$9,761	$64,908

      Depreciation expense was approximately $30.7 million in 2002, $45.4 million in 2001 and $15.3 million in 2000. In accordance with SFAS 144 (See Note 4), an impairment charge was recorded for all long-lived assets whose carrying value exceeded their estimated fair value. As a result, the Company recorded impairment charges of $20.5 million for property and equipment during the year ended December 31, 2002 to reduce the book value to the estimated fair value.

4.     GOODWILL, LONG LIVED ASSETS AND OTHER INTANGIBLE ASSETS

      Other intangible assets, which result from acquisitions accounted for under the purchase method and the Covisint Technology Agreement entered into in December 2000, consists of the following (in thousands):

	December 31,

	2002	2001

Covisint Technology Agreement	$15,943	$267,215
Core and developed technology	1,431	34,742
Assembled workforce	—	29,273
Customer contracts	—	7,900
Other	1,075	16,519

	18,449	355,649
Less accumulated amortization	—	(110,794)

Other intangible assets, net	$18,449	$244,855

      Changes in the net carrying amount of goodwill in 2002 are as follows (in thousands):

Balance as of December 31, 2001	$164,679
Reclassification of intangible asset — assembled workforce into goodwill, net	15,700
Exterprise goodwill adjustment for final purchase accounting	(545)
Impairment	(179,834)

Balance as of December 31, 2002	$—

      Changes in the net carrying amount of goodwill in 2001 are as follows (in thousands):

Balance as of December 31, 2000	$1,511,035
Goodwill recorded from the purchase of Exterprise	54,786
Appnet goodwill adjustment for final purchase accounting	(687)
Impairment	(1,095,335)
Goodwill amortization	(305,120)

Balance as of December 31, 2001	$164,679

      Amortization expense of our goodwill and other intangible assets are as follows (in thousands):

	December 31,

	2002	2001	2000

Goodwill amortization	$—	$305,120	$212,993
Covisint technology agreement amortization	10,428	55,188	5,689
Acquisition related intangible asset amortization	11,824	27,669	20,190
Intellectual property amortization	43	—	—

Total	$22,295	$387,977	$238,872

      Intangible assets related to acquired technology, trademarks, patents and other intangible assets acquired through business combinations are being amortized on a straight-line basis over the estimated useful life of the related asset, generally one to five years, and intellectual property related to original patents is being amortized over an estimated useful life of ten years.

      The expected future annual amortization expense of our other intangible assets is as follows (in thousands):

Amortization
For the Year Ending December 31,	Expense

2003	$2,584
2004	2,584
2005	2,584
2006	2,107
Thereafter	8,590

Total expected future amortization	$18,449

      In accordance with SFAS 141 and 142, the Company discontinued the amortization of goodwill and assembled workforce beginning January 1, 2002. A reconciliation of previously reported net income (loss) and earnings per share to the amounts adjusted for the exclusion of goodwill amortization and the amortization of assembled workforce is as follows (in thousands, except per share amounts):

	For the years ended December 31,

	2002	2001	2000

Net Loss:
Reported net loss	$(589,836)	$(2,584,099)	$(344,947)
Goodwill amortization	—	305,120	212,993
Assembled workforce amortization	—	9,959	4,189

Adjusted net loss	$(589,836)	$(2,269,020)	$(127,765)

	For the years ended December 31,

	2002	2001	2000

Basic and diluted loss per share:
Reported net loss	$(20.33)	$(103.02)	$(20.52)
Goodwill amortization	—	12.16	12.67
Assembled workforce amortization	—	0.40	0.25

Adjusted basic and diluted net loss per share	$(20.33)	$(90.46)	$(7.60)

      Under SFAS No. 142, intangible assets with finite lives that continue to be amortized should be reviewed for impairment in accordance with SFAS No. 144. An impairment assessment is required whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the quarter ended March 31, 2002, the Company identified indicators of possible impairment relating to the Technology Agreement with Covisint. The impairment indicators included, but were not limited to, significant negative industry and economic trends, which resulted in a reduction of forecasted cash flows related to the Technology Agreement.

      In accordance with SFAS No. 144, the Company performed, with the assistance of independent valuation experts, an impairment test of the carrying value of the Technology Agreement to determine whether any impairment existed. The Company determined that the sum of the expected undiscounted cash flows attributable to the Technology Agreement was less than its carrying value and that an impairment write-down was required. Accordingly, the Company calculated the estimated fair value of the intangible asset by summing the present value of the expected cash flows over its life. The impairment was calculated by deducting the present value of the expected cash flows from the carrying value. This assessment resulted in an impairment write-down of $145.8 million in relation to the Technology Agreement, which was charged to cost of license fees during the quarter ended March 31, 2002.

      During the quarter ended December 31, 2002, the Company identified indicators of possible impairment relating to property, plant, and equipment and intangible assets other than goodwill. These indicators included but were not limited to a history of negative cash flows and operating losses and significant negative industry and economic trends. The Company performed, with the assistance of independent valuation experts, an impairment test of the carrying value of these long-lived and intangible assets to determine whether any impairment existed.

The Company determined that the sum of the expected undiscounted cash flows attributable to the assets was less than the carrying value of the assets and that an impairment existed. The Company determined fair value for long-lived assets by using market values when available. If no market existed for the asset, the Company used independent valuation experts to calculate fair value as the sum of the discounted cash flows attributable to the assets. The impairment was calculated by deducting the established fair value from the carrying value. As a result, the Company recorded impairment charges of $20.5 million for property and equipment, $9.5 million for intangible assets other than goodwill, and $34.2 million for the Covisint Technology agreement during the year ended December 31, 2002.

      Effective July 1, 2001, the Company adopted certain provisions of Statement of Financial Standards (“SFAS”) No. 141, and effective January 1, 2002, the Company adopted the full provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets apart from goodwill. The Company evaluated its goodwill and other intangible assets acquired prior to June 30, 2001 using the transition criteria of SFAS No. 141, which resulted in $15.7 million of other intangible assets (comprised entirely of assembled workforce) being subsumed into goodwill as of January 1, 2002. SFAS No. 142 requires that purchased goodwill and certain indefinite-lived intangible assets no longer be amortized, but instead be tested for impairment at least annually.

      During the fourth quarter of 2002, the Company prepared its required SFAS 142 impairment test. The Company’s fair value, established using the market method, was below its carrying value as of December 31, 2002, indicating that a potential impairment to goodwill existed. The Company then calculated the potential impairment by establishing the fair value of goodwill and subtracting this fair value from the carrying value of goodwill. In accordance with FAS No. 142, the fair value of goodwill is an implied value and is calculated by subtracting the fair value of the net assets of the Company (other than goodwill) from the fair value of the Company. The fair value of net assets includes determining the fair value of any unrecognized intangible assets. The Company engaged an independent valuation firm in order to establish fair values for any unrecognized intangible assets. The impairment was then calculated by deducting the fair value of goodwill from the carrying value of goodwill. This calculation resulted in an impairment charge of $179.8 million, which brought the carrying value of goodwill to zero.

      During 2001, in accordance with the provisions of SFAS No. 121, “Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of,” the Company performed, with the assistance of independent valuation experts, impairment tests to determine whether any impairment existed. The Company determined that the sum of the expected undiscounted cash flows attributable to certain of its intangible assets was less than the carrying value of those intangible assets. Accordingly, the Company calculated the estimated fair value of the assets by summing the present value of the expected cash flows over the life of the assets. The impairment was calculated by deducting the present value of the expected cash flows from the carrying value of the intangible assets. Based on the results of these tests, the Company determined that the carrying values of goodwill and other intangible assets related to AppNet, the Technology Agreement with Covisint, and CommerceBid were not recoverable and therefore had suffered impairment.

      This assessment resulted in write-downs during the second quarter of 2001 of $1,098.9 million to record the amount by which the carrying amounts of the goodwill and other intangible assets related to AppNet and CommerceBid exceeded their respective fair values. Further, an impairment write-down of $592.3 million was recorded in relation to the Technology Agreement with Covisint, and this amount was charged to cost of license fees.

5.     INVESTMENTS AND OTHER ASSETS

      Investments and other assets consists of the following (in thousands):

	December 31,

	2002	2001

Investment in Covisint	$5,000	$9,255
Non-current prepaid software licenses	308	592
Other	715	860

	$6,023	$10,707

      The Company has made several strategic investments in privately held companies and two publicly traded companies and has an investment in Covisint (Note 11). The Company owns less than a 5% interest in these companies and does not have a significant influence over these companies. Investments in publicly traded companies are carried at fair value, based on quoted market prices, with unrealized gains and losses recorded in equity. Investments in private companies are recorded at cost. These investments are periodically evaluated for declines in value that are considered other than temporary. During the fiscal year 2002, the Company recorded an investment loss of $4.3 million related to the investment in Covisint. This loss was partially offset by an approximate $0.4 million gain from the sale of the investments in publicly traded companies. As a result, the Company recorded total investment losses of approximately $3.9 million.

6.     OTHER CURRENT LIABILITIES

      Other accrued liabilities consist of the following (in thousands):

	December 31,

	2002	2001

Accrued restructuring costs	$14,423	$18,839
Income taxes payable	4,688	10,055
Royalty, referral, and marketing commitment payable	1,821	5,225
Accruals related to business combinations	—	5,112
Professional fees (legal, tax, and accounting)	1,040	1,189
Customer deposits	157	—
Deferred rent	2,578	1,786
Other	5,290	7,815

Total other current liabilities	$29,997	$50,021

ACCRUED RESTRUCTURING COST

      In April 2002, management approved and began to implement a corporate restructuring plan (the “First Plan) aimed at streamlining the Company’s cost structure. Included in the plan were costs related to severance pay, outplacement services, benefits continuation, write-down of the carrying value of computers and equipment used by terminated employees, office closures and the termination of certain office leases. The plan included staff reductions totaling approximately 500 employees from all areas of the company. The restructuring charges relating to this plan were estimated at $15.9 million and were recorded during the quarter ended June 30, 2002.

      In October 2002, management approved and began to implement an additional corporate restructuring plan (the “Second Plan”) aimed at further reducing operating expenses while focusing our resources on our core product, the Commerce One Conductor platform. The restructuring charges related to the Second Plan were estimated at $12.0 million and were recorded during the quarter ended December 31, 2002. The Second Plan included the costs associated with the termination of approximately 400 employees including severance pay, outplacement services and benefit continuation, the termination of certain office leases, the consolidation or closure of certain facilities and the write-down of the carrying value of computers and equipment used by terminated employees.

      The following table summarizes the activity related to the restructuring liability for the year ended December 31, 2002, (in thousands):

	Accrued	Amounts			Accrued
	restructuring	charged to			restructuring
	costs at	restructuring		Amounts	costs at
	December 31,	costs and	Amounts	paid or	December 31,
	2001	other	reversed	written off	2002

Lease cancellations and commitments	$50,889	$4,600	$(10,452)	$(10,293)	$34,744
Termination payments to employees and related costs	4,515	23,749	(193)	(26,558)	1,513
Write-off on disposal of assets and related costs	440	5,404	(161)	(5,570)	113

Total restructure accrual and other	$55,844	$33,753	$(10,806)	$(42,421)	$36,370

Less non-current accrued restructuring charges					$(21,947)

Accrued restructuring charges included within other accrued liabilities					$14,423

Lease cancellations and commitments

      In the second and fourth quarters of 2002, the Company incurred restructuring charges of approximately $0.5 million and $4.1 million, respectively, for facilities consolidated or closed in the United States, Europe and Asia. These offices were responsible for the sale of our software products, professional services or customer support. These restructuring charges reflect the remaining contractual obligations under facility leases net of anticipated sublease income from the date of facility abandonment to the end of the lease term. In addition, the charges include $3.7 million of changes in management assumptions regarding sub-lease income. Amounts reversed are mainly related to early lease settlement negotiations for certain leased properties resulting in a reversal of $5.7 million and changes in management assumptions regarding broker fees in connection with assumed sub-lease income resulting in a reversal of $1.3 million. Certain facilities continued in use during the completion of the restructuring. For those facilities, we continued to record monthly rent expense to operations until the facilities were available for sub-lease or were abandoned. Accrued restructuring costs related to lease cancellations and commitments as of December 31, 2002 were approximately $34.7 million of which $21.9 million related to non-current obligations.

Termination payments to employees and related costs

      In the second and fourth quarters of 2002, we incurred restructuring charges of approximately $13.3 million and $8.3 million, respectively, for the termination of approximately 900 employees to cover costs such as separation pay, outplacement services and benefit continuation. The separation payments and termination benefits were accrued and charged to restructuring costs in the period that both the benefit amounts were determined and such amounts were communicated to the affected employees. The employee reductions occurred in all areas of the Company. As of December 31, 2002, all of the employees had been notified and the majority of these terminations had been completed. The Company expects that the accrued termination payments of approximately $1.5 million as of December 31, 2002 will be fully paid during 2003.

      In the first quarter of 2003, the Company terminated approximately 430 employees bringing the total workforce down to approximately 350 employees.

Write-off on disposal of assets and related costs

      In the second and fourth quarters of 2002, the Company incurred restructuring charges of approximately $2.0 million and $3.4 million, respectively, related to the carrying values of equipment and leasehold improvements abandoned in connection with the restructuring. Included in the assets disposed of and charged to restructuring costs are personal computers and equipment used by terminated employees, office equipment and leasehold improvements in connection with closure or consolidation of facilities and subsidiaries in the United States, Asia and Europe. We expect the restructuring costs of approximately $0.1 million accrued as of December 31, 2002 will be fully utilized during 2003.

      In 2001, the Company implemented multiple restructuring plans (the “2001 Plans”) in order to significantly reduce its annual operating expenses while realigning Commerce One’s resources around its core product initiatives. The restructuring costs in 2001 were estimated at $126.6 million. Collectively, the 2001 costs were associated with the termination of approximately 2,070 employees to cover costs such as separation pay, outplacement services and benefit continuation and also the termination of certain office leases, the divestiture of certain parts of the Company’s Global Services division, the consolidation or closure of certain facilities and the write-down of the carrying value of computers and equipment used by employees terminated.

      The following table summarizes the activity related to the restructuring liability for the year ended December 31, 2001, (in thousands):

	Accrued	Amounts			Accrued
	restructuring	charged to			restructuring
	costs at	restructuring		Amounts	costs at
	December 31,	costs and	Amounts	paid or	December 31,
	2000	other	reversed	written off	2001

Lease cancellations and commitments	$—	$68,860	$—	$(17,971)	$50,889
Termination payments to employees and related costs	—	30,790	—	(26,275)	4,515
Write-off on disposal of assets and related costs	—	30,418	(4,321)	(25,657)	440

Costs associated with divestiture of certain businesses	—	858	—	(858)	—

Total restructure accrual and other	$—	$130,926	$(4,321)	$(70,761)	$55,844

Less non-current accrued restructuring charges					$(37,005)

Accrued restructuring charges included within other accrued liabilities					$18,839

Lease cancellations and commitments

      In the first, second and fourth quarters of 2001, the Company incurred total restructuring charges of approximately $9.4 million, $33.6 million and $25.9 million, respectively, for facilities consolidated or closed in the United States, Europe and Asia. These offices were primarily responsible for the sale of our software products, professional services or customer support. These restructuring charges reflect the remaining contractual obligations under facility leases net of anticipated sublease income from the date of facility abandonment to the end of the lease term. Certain facilities continued in use during the completion of the restructuring for which we continued to record monthly rent expense until the facilities were available for sub-lease or were abandoned. Accrued restructuring costs related to lease cancellations and commitments as at December 31, 2001 were approximately $50.9 million of which non-current amounts accrued were approximately $37.0 million.

Termination payments to employees and related costs

      In the first, second and fourth quarters of 2001, the Company incurred restructuring charges of approximately $4.7 million, $15.9 million and $10.2 million, respectively, for the termination of approximately 2,070 employees to cover costs such as separation pay, outplacement services and benefit continuation. The separation payments and termination benefits were accrued and charged to restructuring costs in the period that both the benefit amounts were determined and such amounts were communicated to the affected employees. The employee reductions came from all areas of the Company and, as of December 31, 2001, all of the employees affected had been notified and the majority of these terminations had been completed.

Write-off on disposal of assets and related costs

      In the second and fourth quarters of 2001, the Company incurred restructuring charges of approximately $12.5 million and $17.9 million, respectively, related to the carrying values of equipment and leasehold improvements abandoned in connection with the restructuring and exit costs associated with the anticipated liabilities for estimated customer claims resulting from the divestiture of certain operations within the Global Services division. Included within the assets disposed of and charged to restructuring costs were personal computers and equipment used by employees terminated, office equipment and leaseholds in connection with closure or consolidation of facilities and subsidiaries in the United States, Asia and Europe.

      Included within the second quarter of 2001 charge of $12.5 million were amounts associated with the anticipated liabilities for estimated customer claims resulting from the divestiture of certain operations within the Company’s Global Services division which were no longer core to the Company’s business. The amounts accrued were based on the Company’s estimation of the likely costs associated with the exit of certain service contracts. In the fourth quarter of 2001, the Company reevaluated this liability based on the actual customer claims received, amounts paid and the successful execution of certain exit activities. The Company reduced the liability by $4.3 million with a corresponding credit to the restructuring charge in the fourth quarter of 2001.

Costs associated with divestiture of certain businesses

      As a result of the business divestitures completed in the fourth quarter of 2001, the Company recorded a loss on divestiture of $0.8 million that was charged to restructuring costs and other in the fourth quarter of 2001. As a result of the business divestitures completed in the first quarter of 2002 the Company recorded a gain of approximately $2.3 million based on the cash proceeds received from the sale of E-Government Solutions, Inc. The Company recognized total revenues of approximately $98.7 million in 2001 from our professional services operations within the Global Services division which were disposed of in the fourth quarter of 2001 and the first quarter of 2002.

7.     NOTES PAYABLE

      In October 2002, the Company repaid its loan from Microsoft Corporation in the principal amount of $19.0 million. The Microsoft loan bore interest at 7% per annum, payable quarterly, and was secured with a $19.0 million cash collateral account. On October 23, 2002, the Company executed a Loan and Security Agreement with Silicon Valley Bank for a credit facility of up to $25.0 million. In the fourth quarter of 2002, Commerce One drew $25 million against the credit facility. The loan facility is due by November 29, 2005, or upon the earlier “default” by the Company, which is generally defined in the agreement to include the following: failure to pay any obligation to Silicon Valley Bank under the agreement within three (3) days of the due date; failure of the Company to maintain its legal existence and good standing where such failure could materially impact the value of the loan collateral; failure to provide certain financial information to the bank within the time periods prescribed by the contract; failure to pay taxes where such payment obligations are not subject to good faith dispute; the placement of any uncorrected material lien or seizure judgment against the Company’s assets; any material change in the value of the assets collateralizing the loan; the filing of an insolvency proceeding; any judgment or accelerated payment obligation exceeding $3,000,000; or a material misstatement or misrepresentation in the loan application. The loan facility bears interest at a rate between one-half and three-quarters of a point below the Silicon Valley Bank’s prime rate (3.75% at December 31, 2002). All amounts drawn by Commerce One are fully secured by a cash collateral account with Silicon Valley Bank and do not result in any net additional unencumbered cash to the Company.

8.     BUSINESS DIVESTITURE AND NOTES RECEIVABLE

      During 2001, 2002 and the first quarter of 2003, the Company completed the divestiture of certain professional services divisions within its Global Services division. These service divisions were initially acquired through the acquisition of AppNet in September 2000, and were divested through management buy-outs of the division.

      In October 2001, the Company executed an asset sale to Beaconfire Consulting Inc., a company composed of former Commerce One employees. In consideration of the assets sold, the Company received a note receivable with a face value of approximately $0.4 million due on September 30, 2006, that bears an annual interest rate of 8%, receivable on a quarterly basis. Subject to certain criteria, the Company also has the right to receive a 4% and 4.5% annual share of future revenues of Beaconfire Consulting for the two and succeeding three years, respectively, payable on a quarterly basis beginning at the end of, and including payment for, the quarter ending December 31, 2001.

      In October 2001, the Company executed a stock transfer and asset sale with Edgar, Dunn & Company, Inc., a company composed of former Commerce One employees. In connection with this agreement the Company received a 10% minority interest in Edgar, Dunn & Company, Inc., and two notes receivable with face values totaling $1.3 million that are due by September 30, 2004. The notes bear an annual interest rate of 7.5%, receivable on a quarterly basis. Subject to certain criteria, the Company also has the rights to an annual revenue share of 6% of the future revenues of Edgar, Dunn & Company, Inc., for the four-year period following the closing in October 2001.

      On January 9, 2002, the Company executed an asset sale agreement with Connective Commerce Company LLC, a Massachusetts limited liability company composed of former Commerce One employees. In connection with this agreement, the Company received cash of approximately $2.4 million and a note receivable with a face value of approximately $4.0 million due on December 31, 2004, that bears a quarterly interest rate of 1.75%, receivable on a quarterly basis commencing September 30, 2002. On October 15, 2002, the Company agreed with Connective Commerce to modify the note agreement to decrease the payments in 2003 and to forgive interest on the principal balance for 2003.

      On February 21, 2002, the Company executed a stock purchase agreement with Commerce One E-Government Solutions, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company, and eGov Holdings, Inc., a Delaware corporation composed of former Company employees. In consideration for the sale of 100% of the outstanding common stock of Commerce One E-Government Solutions, Inc to eGov Holdings, Inc., the Company received cash consideration of approximately $8.4 million.

      On January 24, 2003, the Company executed the sale and license of certain assets and liabilities, including customer commitments, related to CommerceOne.net, the Company’s marketplace services business consisting of auction services, subscription services, content services and hosting services, with eScout LLC, a privately held limited liability company. In connection with the closing of this transaction, the Company received notes receivable with an aggregate face value of approximately $2.0 million, membership interests in eScout and the right to receive royalty payments over the four years following the closing of no more than $0.5 million in the aggregate. The note receivable bears a quarterly interest rate of 1.5% with payments due each quarter with the final payment due on January 24, 2005. Fifteen percent (15%) of the aggregate purchase price is held in escrow until January 2004 as security for any claims related to a breach of the Company’s representations, warranties and covenants. During 2002, the Company recognized service revenues totaling approximately $11.8 million from CommerceOne.net related services. Subsequent to this sale, Commerce One will no longer offer these services and therefore will receive no future revenues related to these services.

      At December 31, 2002, the assets and liabilities relating to the Company’s marketplace service business were held for sale. The following table summarizes the assets and liabilities that were held for sale (in thousands) at December 31, 2002:

Accounts receivable, net	$507
Fixed assets	653
Prepaid expenses	30
Deferred revenue	$(1,122)

9.     COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

      The Company leases its principal office facilities under non-cancelable operating leases with escalating rent. Rent expense amounted to $16,460,000, $22,856,000 and $14,411,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

      Capital lease payments for computer equipment and future minimum payments under operating leases, net of any contracted third-party sub-lease rental income at December 31, 2002 are as follows (in thousands):

	Capital	Operating
Years ending December 31,	Leases	Leases	Total

2003	$351	$27,115	$27,466
2004	—	26,558	26,558
2005	—	16,413	16,413
2006	—	8,498	8,498
2007	—	8,121	8,121
Thereafter	—	18,094	18,094
Contracted third party sublease income	—	(2,704)	(2,704)

Total Estimated Cash Flows	351	$102,095	$102,446

Less Imputed Interest	(8)

Present Value of net Minimum lease payments	343
Less current portion	(343)

Long-Term capital lease obligation	$—

      Assets acquired under capital lease had an original cost of $801,000, however during the quarter ended December 31, 2002 all fixed assets were written down to their fair market value. As a result the assets acquired under capital leases had a book value of $88,000 and no accumulated depreciation. Non-cancelable operating lease obligations include $34.7 million that was accrued as restructuring costs as at December 31, 2002.

LEGAL PROCEEDINGS

      The Company currently is a party to various legal proceedings, including those noted below. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on our results of operations, litigation is subject to inherent uncertainties, and unfavorable rulings could occur. Depending on the amount and timing, an unfavorable outcome of some or all of these matters could have a material adverse effect on the Company’s cash flows, business, results of operations or financial position.

Securities Litigation

      On June 19, 2001, an alleged securities class action, captioned Cameron v. Commerce One, Inc., et al., was filed against Commerce One, several company officers and directors (the “Individual Defendants”), and the three lead underwriters in the Commerce One initial public offering (“IPO”) in the United States District Court for the Southern District of New York. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 200 other companies. The lawsuits against Commerce One and other companies have been coordinated for pretrial purposes with these other related lawsuits and have been assigned the collective caption In re Initial Public Offering Securities Litigation.

      On April 19, 2002, plaintiffs’ lawyers for the consolidated lawsuits filed an amended complaint consisting of a set of “Master Allegations” and individual amended complaints against the various defendants, including Commerce One and the Individual Defendants. The amended complaint alleges violations of Section 11 and Section 15 of the Securities Act of 1933, Section 20(a) of the Securities Exchange Act of 1934 (“Exchange Act”), and Section 10(b) of the Exchange Act (and Rule 10b-5, promulgated thereunder) as a result of alleged conduct of the underwriters of the IPO to engage in a scheme to underprice the IPO and then artificially inflate our stock price in the aftermarket. The complaint seeks unspecified damages on behalf of a purported class of purchasers of common stock between July 1, 1999 and June 15, 2001. On July 15, 2002, the issuer and individual defendants filed an omnibus motion to dismiss addressing issues generally applicable to the defendants as a group. On October 9, 2002, the district court entered an order dismissing all of the living individual Commerce One officers and directors from the case without prejudice. On February 16, 2003, the district court entered an order denying most of the defenses asserted by the defendants in the omnibus motion to dismiss and allowing most of the case to proceed.

      In February 2003, Commerce One, along with its Chief Executive Officer and former Chief Financial Officer, were named as defendants in a similar class-action matter in Florida, Liu v. Credit Suisse First Boston et al., United States District Court, Southern District of Florida. In that case, the plaintiff alleges that various investment banks, issuer companies, and individuals violated securities laws by engaging in a scheme to under-price initial public offerings and then artificially inflate prices of those stocks in the aftermarket.

Real Estate Litigation

      On November 13, 2002, the Company was named as a defendant in an action for breach of lease, entitled Marriott Plaza Associates L.P. v. Commerce One, Inc., Superior Court of California, County of Santa Clara,. The action alleges that Commerce One breached its commercial real estate lease for office space in Santa Clara, California. The Complaint does not quantify the damages it seeks, but instead seeks all unpaid rent owing at the time of trial. If the trial occurs during 2003, the Company expects the claim for back rent to range between $1.5 and $4.1 million, depending on the date of the trial. As of March 31, 2003, Commerce One’s full lease obligation with Marriott Plaza (including back and future rent through the lease term of February 2006) is approximately $11.5 million.

      In addition to the above, the Company has stopped paying rent with respect to various other real estate leases in connection with attempts to negotiate with the landlords to reduce or eliminate the Company’s long-term real estate obligations. The total long-term lease obligations for these locations, including future rent through March 2011, is approximately $50.0 million in the aggregate. In the first quarter of 2003, the landlords for premises leased by the Company in California, Maryland and Massachusetts filed unlawful detainer actions against the Company to repossess the premises. While none of these unlawful detainer actions has sought monetary damages, it is likely that each landlord in the locations where we have stopped paying rent eventually will file a lawsuit to recover past and future rent payments unless the Company is able to reach settlement agreements in the near future.

10.     RELATED PARTY TRANSACTIONS

      Commerce One’s strategic relationship with SAP commenced on September 18, 2000, when the Company entered into a strategic alliance agreement with SAP AG to jointly develop, market and sell the MarketSet suite of applications and the Enterprise Buyer procurement applications. These products were primarily targeted at electronic marketplace customers, a market which has since declined substantially. This agreement provided that either party licensing the jointly developed products to its customers would owe a royalty to the other party. The amount of the royalty was generally based on a percentage of the total license fee paid by the customer.

      SAP historically has made non-refundable royalty prepayments to Commerce One, which the Company has recorded as deferred revenue as payments are received. As SAP incurs the obligation to pay royalties to Commerce One, these royalties are recognized as revenue. Prepayments received from SAP and included in deferred revenue totaled approximately $10.2 million and $33.8 million as of December 31, 2002 and 2001, respectively. When Commerce One licenses one of the jointly developed products to its customers, it pays a royalty to SAP in connection with the sale. These royalty payments are recorded as a reduction of license or support revenue, as appropriate. In 2002, 2001 and 2000, the Company made royalty payments to SAP of approximately $1.3 million, $16.9 million and $10.5 million, respectively.

      During 2001, Commerce One and SAP amended these agreements to provide for different rights to resell certain technology included in the jointly developed products and for varying royalty rates and maintenance fees depending on the particular product, category of customer and other factors.

      Effective January 1, 2002, the Company amended its strategic alliance agreement with SAP to simplify its royalty payment provisions and to provide SAP with an unlimited right to resell the jointly developed products on a fixed fee basis, as well as a right to resell certain other Commerce One technology on an OEM basis, for the first three quarters of 2002. In exchange, SAP reported to the Company a total of approximately $20.7 million, primarily attributable to license fees, as well as related support and maintenance. Commerce One credited the aggregate fee of approximately $20.7 million against SAP’s prior prepayments which were previously recorded as deferred revenue. Commerce One recognized the license and maintenance fees ratably over the three-quarter period ending September 30, 2002. The amendment provided that during this three-quarter period, Commerce One would pay SAP a royalty fee based upon a fixed percentage of the total license fee for jointly developed products sold by Commerce One, if any. The amendment further provided that the agreement would default to the historical royalty structure in the event the parties failed to agree on a new payment schedule by September 30, 2002. Commerce One and SAP have not renegotiated the royalty payments, and therefore the parties will revert to the historical royalty structure when payments are due.

      The parties entered into a subsequent amendment effective December 20, 2002 in which the parties clarified Commerce One’s support obligations for prior versions of the Marketset product, granted reciprocal rights to distribute certain connector technology related to the Marketset product on a royalty-free basis, and resolved certain outstanding payment issues relating to services and maintenance fees for certain joint customers.

      SAP’s license royalty payments to Commerce One historically have constituted a substantial portion of the Company’s revenues, including during 2002 and 2001. Historically, SAP was instrumental in assisting the Company with selling the jointly developed products, MarketSet and Enterprise Buyer, to SAP’s customer base. However, these royalty payments have declined in the past year with the decline of the market for electronic marketplace solutions. In 2002, 2001 and 2000, SAP reported royalties to the Company of approximately $24.3 million, $79.1 million and $44.6 million, respectively, of which license revenues were approximately $19.7 million , $68.3 million and $44.1 million, respectively.

      Commerce One and SAP have each phased out the jointly developed Enterprise Buyer procurement products and replaced such products with its own successor procurement products. As a result, corresponding revenues received from SAP for the sale of such products have ceased, and the Company does not expect to receive any future revenues from the sale of these products by SAP. Similarly, revenues from the MarketSet product, primarily targeted at the electronic marketplace sector, have declined substantially and the Company does not expect to receive significant future license revenues, if any, from the sale of this product by SAP.

      The Company also has generated revenue from its relationship with SAP by performing professional services as a subcontractor to SAP, primarily on software implementation engagements where the Company has jointly sold MarketSet or Enterprise Buyer to an SAP customer. SAP also has completed professional services for the Company by acting as a subcontractor, primarily in relation to the jointly sold MarketSet or Enterprise Buyer products.

      The Company also has generated revenue from its relationship with SAP by providing technical customer support and maintenance services to joint customers. In 2002, support of such customers represented a substantial percentage of the Company’s total support and maintenance revenue. Amounts received from SAP include payments based on a certain percentage of total support and maintenance fees received by SAP from the customer. In addition, the Company amended the strategic alliance agreement on January 1, 2002 to provide that

SAP would pay Commerce One $500,000 per quarter for certain support obligations relating to Marketset. Under the terms of that agreement, the fixed payment is scheduled to cease on September 30, 2003.

      During the years ended December 31, 2002, 2001 and 2000, the Company recognized revenues with Covisint, LLC (“Covisint”), a business-to-business electronic marketplace for the procurement of goods and services by automakers, their suppliers and others. The Company holds a two percent equity interest in Covisint and under the terms of a Technology Agreement with Covisint (see Note 11), the Company indirectly licenses software and provides professional services and software maintenance to Covisint in exchange for cash compensation and a share of Covisint’s electronic marketplace revenue over a ten-year period.

      During the years ended December 31, 2002, 2001 and 2000, the Company recognized revenue from transactions with NTT Corporation (“NTT”). A member of the Company’s Board of Directors currently serves as an executive of an NTT subsidiary.

      Amounts included in the consolidated financial statements in connection with the related party transactions described above are as follows (in thousands):

	Years ending December 31,

	2002	2001	2000

Revenues:
SAP	$26,149	$79,111	$44,602
Covisint	5,011	12,885	6,036
NTT	862	5,745	1,874

Total	$32,022	$97,741	$52,512

Professional consulting costs included within Cost of services:
SAP	$2,237	$1,367	$—

Total	$2,237	$1,367	$—

	December 31,

	2002	2001

Accounts receivable:
SAP	$38	$874
Covisint	909	738
NTT	—	57

Total	$947	$1,669

Deferred revenue:
SAP	$10,204	$33,863
Covisint	—	72
NTT	934	1,523

Total	$11,138	$35,458

Other current liabilities:
SAP	$418	$4,114

Total	$418	$4,114

11.     STOCKHOLDERS’ EQUITY

STRATEGIC RELATIONSHIP WITH SAP AG

      On September 18, 2000, the Company entered into agreements with SAP AG to jointly develop and deliver the next generation of e-business marketplace solutions. In connection with those agreements, the Company issued 505,955 shares of common stock to SAP AG for an aggregate purchase price of $250 million.

      On June 28, 2001, Commerce One and SAP AG entered into a further stock purchase agreement and related agreements that resulted in Commerce One’s issuance of 4,748,477 shares of its common stock to SAP AG at a purchase price of $47.50 per share, for a total purchase price of approximately $225 million. The transaction was completed on August 6, 2001. SAP AG owned a total of approximately 5.7 million shares of Commerce One common stock as of December 31, 2002.

      SAP AG is generally prohibited from transferring its shares for three years from the date of the closing, although it may sell up to 10% of its shares during the first year after the closing, up to 30% during the second year and up to 50% during the third year, subject to certain limitations on open market sales and transfers to persons who after the transfer will hold in excess of 10% of Commerce One’s voting power. These restrictions on transfer terminate on the earliest to occur of a change of control of Commerce One, the termination of the strategic alliance agreement (other than as a result of a material breach of the strategic alliance agreement by SAP AG) and the third anniversary of the agreements. SAP AG is also prohibited from transferring the shares to a competitor of Commerce One for six years from the closing date, except in open market transactions. Commerce One has a right of first refusal on any private sale of shares by SAP AG for 54 months following the closing.

      SAP AG also agreed to certain standstill restrictions that, for three years following the date of share purchase agreement, generally restrict SAP AG’s ability to acquire more than 23% of Commerce One’s outstanding common stock, seek control of Commerce One, or participate in groups with respect to the holding or voting of Commerce One’s stock. The standstill obligations terminate prior to three years from the date of the share purchase agreement upon the occurrence of certain events, such as a change of control of Commerce One or the acquisition of more than 15% of Commerce One by certain named competitors of SAP AG. These obligations are also suspended in the event of an offer for such a change of control or acquisition, but will be reinstated if the offer is withdrawn or terminated. SAP AG also remains subject to the operation of Commerce One’s shareholder rights plan, or “poison pill”, which was amended to permit SAP AG to beneficially own shares of Commerce One common stock up to the 23% standstill limit.

      Until the earlier of three years from the closing or the end of the standstill period, SAP AG has the right to participate to maintain its pro rata ownership of Commerce One’s outstanding shares in the event Commerce One issues additional securities in a private transaction. In addition, SAP AG is entitled to certain registration rights, after one year with respect to shares purchased by SAP AG from Commerce One prior to the transaction, and after two years with respect to the other shares it currently owns, shares acquired in the transaction and any shares it acquires from Commerce One in the future. SAP AG also received the right to nominate a director for election to Commerce One’s board of directors for as long as SAP AG owns ten percent or more of Commerce One’s common stock. If SAP AG is entitled to nominate a director but no director is nominated or available to attend a meeting of Commerce One’s board of directors, SAP AG may send an observer to attend. SAP AG also generally agreed to vote its shares in proportion with the other stockholders of Commerce One only with respect to nominees to Commerce One’s board of directors and stockholder proposals to amend or rescind Commerce One’s rights plan or SAP AG’s standstill agreement during the standstill period. There are no other restrictions on SAP AG’s voting rights.

STOCKHOLDERS’ RIGHTS AGREEMENT

      In March 2001, the Board of Directors of the Company approved a Stockholders’ Rights Plan. Under the plan, Commerce One issued a dividend of one right for each share of common stock of the Company held by stockholders of record as of the close of business on April 30, 2001. The rights trade with Commerce One’s common stock. Each right entitles stockholders to purchase a fractional share of Commerce One’s preferred stock for an exercise price of $700. However, the rights are not immediately exercisable and will generally become exercisable if a person or group acquires beneficial ownership of 15 percent or more of Commerce One’s common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of Commerce One’s common stock. The rights will become exercisable by holders, other than the unsolicited third party acquirer, for shares of Commerce One or of the third party acquirer having a value of twice the right’s then-current exercise price. The rights are redeemable by Commerce One and will expire on April 30, 2011. The Rights Plan was not adopted in response to any effort to acquire control of the Company.

REORGANIZATION INTO A HOLDING COMPANY STRUCTURE

      During 2001, the Company completed its reorganization into a holding company structure. As part of the reorganization, the Stockholders of the “old” Commerce One (now the wholly-owned subsidiary Commerce One Operations, Inc.) became stockholders of the “new” Commerce One.

      In December 2000, Commerce One Operations, Commerce One, Ford Motor Company (Ford), General Motors Corporation (GM), DaimlerChrysler AG, Renault S.A. and Nissan Motor Co., Ltd. entered into several agreements relating to the formation of Covisint, LLC (“Covisint”), a business-to-business electronic marketplace for procurement of goods and services by automakers, their suppliers and others. In connection with the formation of Covisint, under the terms of a Formation Agreement, Commerce One Operations agreed to undergo a corporate restructuring into a holding company. In addition, under the terms of a Technology Agreement, Commerce One indirectly licenses software and provides professional services and support and maintenance services to Covisint in exchange for cash compensation and a share of Covisint’s electronic marketplace revenue over a ten-year period.

      In July 2001, Commerce One Operations completed the reorganization into a holding company structure by means of a merger with and into a wholly-owned subsidiary of Commerce One, pursuant to an Agreement and Plan of Merger, dated April 25, 2001 by and among Commerce One, New C1 Merger Corporation and Commerce One Operations.

      Upon completion of the reorganization, Commerce One Operations became a wholly owned subsidiary of Commerce One and changed its name to Commerce One Operations, Inc. Holders of Commerce One Operations common stock (and the associated right under Commerce One Operation’s stockholder rights plan) received one share of Commerce One common stock for each share of Commerce One Operations common stock (and associated right) held by such stockholder prior to the reorganization. Commerce One continued the business of Commerce One Operations as the parent holding company of Commerce One Operations.

      On the completion of the reorganization, Commerce One received an aggregate two percent equity interest in Covisint. Upon the execution of the Formation Agreement, Commerce One issued 1.44 million shares of its common stock to Ford and 1.44 million shares of its common stock to GM. Under the terms of the Formation Agreement, half of each of Ford’s and GM’s shares were held in escrow and were released to Ford and GM in December 2002. Prior to the reorganization, the board of directors issued a dividend of one right under Commerce One’s stockholder rights plan per share of common stock held by Ford and General Motors.

      In addition, pursuant to a Standstill and Stock Restriction Agreement entered into between Commerce One, Commerce One Operations, Ford and GM, all of the shares of stock issued to Ford and GM will generally be subject to transfer restrictions for three years subject to certain exceptions. Ford and GM also agreed to certain “standstill” restrictions that will generally limit their ability to acquire individually more than 9.95%, or collectively more than 19.9%, of Commerce One’s outstanding common stock for three years, and individually 12.5% and collectively 25% thereafter. In addition, for a period of three years, Ford and GM generally agreed to vote their shares in accordance with the recommendations of Commerce One’s Board of Directors with respect to nominees to the Board of Directors and increases in Commerce One authorized capital stock and amendments to stock option plans and employee stock purchase plans approved by Commerce One’s Board of Directors. Under a Registration Rights Agreement entered into between Commerce One, Ford and GM, Ford and GM are entitled to registration rights generally beginning after three years, subject to certain exceptions.

STOCK OPTIONS

      In 1997, the Company adopted the Commerce One 1997 Incentive Stock Option Plan, which plan was amended and restated in 1999 (the “1997 Plan”). In 1999, the Company adopted the 1999 Nonstatutory Stock Option Plan (the “1999 Plan”). In connection with various acquisitions, the Company assumed the VEO and CommerceBid stock option plans in 1999, the Mergent and AppNet stock option plans in 2000 and the Exterprise stock option plan in 2001. The Company terminated all the assumed plans upon the assumption and no further options will be granted under them. As of December 31, 2002, the Company reserved an aggregate of 7,453,207 shares of common stock for issuance pursuant to all of its stock option plans and one standalone nonstatutory stock option agreement.

      All employees, including without limitation, independent contractors and directors are eligible to receive awards under the 1997 Plan. Options granted under the 1997 Plan may be either incentive stock options or non-qualified stock options. The exercise price of incentive stock options granted under the 1997 Plan may not be less than the fair market value of the shares of the Company’s common stock on the date of grant. However, the Administrator of the plan shall determine the exercise price of non-qualified stock options. The option holder may exercise unvested options and obtain shares of stock that are subject to a repurchase option by the Company at the original exercise price in the event of the employee’s termination. As of December 31, 2002 the Company had issued 2,504 shares of common stock subject to repurchase. The repurchase rights lapse over the period that the underlying options vest.

      Options granted under the 1999 Plan may only be non-qualified stock options and the Administrator shall determine the exercise price.

      Under the Company’s 1999 Director Option Plan, 81,000 shares of common stock have been reserved for grants of stock options under such plan. As of December 31, 2002, options to purchase 72,000 shares have been granted. No grants were made pursuant to this plan in 2002.

      A summary of the Company’s stock option activity under all plans is set forth below:

		Weighted-Average
	Number of	Exercise Price
	Shares	per Share

Outstanding at December 31, 1999	2,719,566	$104.30
Granted	2,902,381	$501.00
Exercised	(803,301)	$50.40
Canceled	(227,524)	$296.30

Outstanding at December 31, 2000	4,591,122	$354.90
Granted and assumed	4,896,003	$44.30
Exercised	(429,331)	$16.20
Canceled	(3,684,763)	$404.70

Outstanding at December 31, 2001	5,373,031	$58.90
Granted and assumed	3,783,592	$4.82
Exercised	(215,382)	$14.68
Canceled	(2,635,911)	$57.42

Outstanding at December 31, 2002	6,305,330	$28.56

Exercisable and vested at December 31, 2002	2,018,062	$54.76

	Options Outstanding		Options Exercisable and Vested

		Weighted-Average			Weighted
	Number of	Remaining	Weighted	Number of	Average
	Outstanding	Contractual Life	Average	Exercisable	Exercise Price
Range of Exercise Prices	Option	(Years)	Exercise Price	Options	Per Share

$ 0.33 – $ 3.32	2,082,886	9.64	$3.27	72,241	$2.31
$ 3.35 – $ 7.40	1,460,620	9.52	$5.81	317,061	$6.88
$ 7.50 – $ 28.10	1,092,037	7.65	$26.18	756,434	$26.55
$ 31.50 – $ 33.60	922,884	8.87	$33.57	349,717	$33.57
$ 34.80 – $ 198.33	593,438	7.45	$71.59	409,854	$74.23
$212.50 – $1,044.38	153,465	7.41	$405.62	112,755	$407.13

	6,305,330	8.89	$28.56	2,018,062	$54.76

RESTRICTED COMMON STOCK

      In May 2001, the Company issued 172,570 restricted shares of common stock to certain employees. The shares of restricted common stock vest ratably over a two year period and are subject to forfeiture if an employee ceases employment prior to that time. In 2002, 39,786 shares of restricted common stock were forfeited due to the cessation of employment by certain employees. As of December 31, 2002, 11,142 shares of restricted common stock were outstanding and subject to forfeiture.

1999 EMPLOYEE STOCK PURCHASE PLAN

      Under the 1999 Employee Stock Purchase Plan, (“ESPP Plan”), the Company issued 358,760 shares of common stock at a weighted average price of $6.32 per share, 291,330 shares of common stock at a weighted average price of $40.00 per share and 198,534 shares of common stock at a weighted average price of $56.50 per share, in 2002, 2001 and 2000, respectively. As of December 31, 2002, 1,419,026 shares of common stock have been reserved for issuance under the ESPP Plan. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of the Company’s common stock on the first day of the applicable two-year offering period or the last day of the applicable six month purchase period.

DEFERRED STOCK-BASED COMPENSATION

      The Company did not record deferred stock compensation in 2002. During 2002, the deferred stock compensation recorded in relation to the restricted stock awards and options assumed in acquisitions in previous years was reduced by $3.0 million and $50.7 million, respectively, representing the deferred stock compensation recorded that was forfeited by employees upon termination of their employment. In the years ended December 31, 2001 and 2000, the Company recorded deferred stock compensation of approximately $16.3 million and $189.3 million, respectively, representing the difference between the exercise price and the deemed fair value of restricted stock granted to employees and options assumed in connection with the acquisitions. These amounts are being amortized by charges to operations over the vesting periods of the individual stock options and restricted common stock awards. Such amortization amounted to approximately $8.7 million, $98.3 million and $39.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

STOCK OPTION EXCHANGE PROGRAM

      On March 5, 2001, the Company announced a voluntary stock option exchange program for its employees. Under the program, employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of replacement options to be granted at a future date. The elections to cancel options were effective on April 6, 2001. The exchange resulted in the voluntary cancellation by 2,307 employees of options to purchase 2,458,505 shares of common stock with exercise prices ranging from $10.00 to $1,044.40 in exchange for the same number of replacement options. The replacement options were granted on October 8, 2001 and have the same terms and conditions as each optionee’s cancelled options, including the vesting schedule and expiration date of the cancelled options. The replacement options were granted at an exercise price of $28.10 per share of common stock on October 8, 2001. Employees were eligible to participate in the program; Board members, former employees and consultants were ineligible to participate.

WARRANTS

      In November 2000, the Company issued a warrant to a consulting firm, in connection with services provided, to purchase 10,000 shares of common stock at an exercise price of $1,109.20. The warrant is exercisable through March 17, 2005. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate of 5.0%, weighted average contractual life of 4.3 years, 106% volatility and no dividend yield, which resulted in a value of $1,524,000. This amount was charged to operations during the year 2000.

12.     INCOME TAXES

      The following is a geographical breakdown of consolidated income (loss) before income taxes by income tax jurisdiction (in thousands):

	Years ended December 31,

	2002	2001	2000

United States	$(589,572)	$(2,626,787)	$(308,411)
Foreign	37	51,689	(30,136)

Total	$(589,535)	$(2,575,098)	$(338,547)

      There has been no provision for U.S. federal or state income taxes for any period as the Company has incurred operating losses in all periods. During the years ended December 31, 2002, 2001 and 2000, the Company recorded foreign income tax provisions of $301,000, $9,001,000 and $6,400,000, respectively, relating to taxes withheld from customer payments and remitted to foreign taxing jurisdictions on the Company’s behalf and income taxes generated in certain foreign jurisdictions.

      A reconciliation of income taxes at the statutory federal income tax rate to net income taxes included in the accompanying statements of operations is as follows:

	Years ended December 31

	2002	2001	2000

US federal taxes (benefit) at statutory rate	(35.0)%	(35.0)%	(35.0)%
State	(5.2)%	(5.2)%	(5.3)%
Foreign	0.1%	0.3%	1.9%
Acquisition related charges	30.2%	30.0%	24.7%
Valuation allowance	10.0%	10.2%	15.6%

Total	0.1%	0.3%	1.9%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,

	2002	2001

Deferred tax assets:
Net operating loss carryforwards	$359,687	$239,607
Capitalized research and development costs	14,838	12,156
Deferred revenue	8,972	22,035
Tax credit carryforwards	13,155	9,516
Accrued costs and expenses	7,609	29,805

Deferred tax assets	404,261	313,119
Less: valuation allowance	(400,298)	(299,851)

Total deferred tax assets	3,963	13,268
Deferred tax liabilities:
Other identified intangible assets	(3,963)	(13,268)

Total deferred tax liabilities	(3,963)	(13,268)

Net deferred tax assets	$0	$0

      Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $100,447,000, $154,008,000 and $102,829,000 during 2002, 2001 and 2000 respectively.

      The tax benefits associated with employee stock options provide a deferred tax benefit of $175 million as of December 31, 2002 which has been fully offset by a valuation allowance and will be credited to additional paid-in capital when realized.

      As of December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $986,745,000, which expire in the years 2009 through 2022.

      The Company also had net operating loss carryforwards for state income tax purposes of approximately $403,233,000 expiring in the years 2004 through 2022.

      In addition, the Company had federal and state tax credit carryforwards of approximately $8,687,000 and $6,770,000 respectively, which expire in the years 2012 through 2022.

      Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

13.     PROFIT SHARING PLAN

      The Company has a profit sharing plan and trust under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Eligible employees may contribute amounts to the plan via payroll withholdings, subject to certain limitations. The Company did not match contributions by plan participants during the year ended December 31, 2000. The Company began matching employee contributions on January 1, 2001, but terminated the matching of employee contributions on May 31, 2002.

14.     REVENUE BY GEOGRAPHIC AREA

      Revenue was derived from customers in the following geographic areas (in thousands):

	Years ended December 31,

	2002	2001	2000

United States	$68,419	$270,630	$225,994
Europe, Middle East and Africa	30,805	83,361	119,372
Asia Pacific	5,304	28,319	47,419
Other Americas	1,001	26,259	9,011

	$105,529	$408,569	$401,796

15.     BUSINESS COMBINATIONS

EXTERPRISE, INC.

      Effective May 25, 2001, the Company acquired Exterprise, Inc. (“Exterprise”), a provider of platform solutions that enable the development and deployment of e-commerce applications. The acquisition was structured as a common stock for common stock merger and has been accounted for as a purchase transaction. The purchase consideration was approximately $66.3 million consisting of approximately 720,000 shares of common stock with a fair value of approximately $60.7 million, assumption of option to acquire approximately 25,800 shares of common stock with a fair value of $2.5 million and transaction costs of approximately $3.1 million.

      The Company estimated that approximately $4.5 million of the $66.3 million purchase consideration represented purchased in-process research and development that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was charged to operations during the year.

      The total purchase cost for the Exterprise acquisition has been allocated to the acquired assets and assumed liabilities based upon estimates of their fair value. The following table depicts the total purchase cost and the allocation thereof (in thousands):

Cash	$554
Accounts receivable	106
Assumed liabilities	(6,103)
Deferred compensation	2,181
Intangible assets:
Assembled workforce	3,508
Purchase technology	5,187
Patents	1,018
Goodwill	55,307

Total intangible assets	65,020

Purchased in-process research and development charged to operations in 2001	4,548

Total purchase cost	$66,306

16.     SELECTED QUARTERLY COMBINED FINANCIAL DATA (UNAUDITED)

      On January 30, 2003, Commerce One announced that it recently discovered that it had overstated the company’s stock compensation expense for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, resulting in a net loss for those periods that was less than previously reported. The stock compensation expense for these periods was lower than previously reported by approximately $10.6 million in the third quarter of 2002, $8.8 million in the second quarter of 2002 and $8.9 million in the first quarter of 2002. This overstatement related to non-cash stock compensation expenses for certain employees from prior acquisitions no longer employed with the company, but for whom the company continued to amortize the expense. After adjusting the results in these quarters to correctly reflect the lower expense, the adjusted net loss on a GAAP basis for the third quarter of 2002 was reduced to $36.3 million or $1.25 per share, for the second quarter of 2002 was reduced to $62.3 million or $2.15 per share and for the first quarter of 2002 was reduced to $211.7 million or $7.36 per share. The Company also discovered that it had overstated its deferred stock compensation expense for the fiscal years ended 2000 and 2001 by amounts that were immaterial to the financial results for those periods.

      A summary of the Company’s quarterly financial results follows (in thousands, except per share data).

	Year ended December 31, 2002
	Quarter ended

	March 31		June 30		September 30		December 31

Total revenues	$31,755		$27,837		$26,423		$19,514

Total cost of licenses and services	174,476		21,950		17,337		46,876

Loss from operations	$(213,481	)*	$(62,696	)*	$(36,584	)*	$(281,455)

Net loss	$(211,681	)*	$(62,333	)*	$(36,340	)*	$(279,482)

Basic and diluted net loss per share	$(7.36	)**	$(2.15	)**	$(1.25	)**	$(9.57)

	Year ended December 31, 2001
	Quarter ended

	March 31	June 30	September 30	December 31

Total revenues	$170,273	$101,251	$81,086	$55,959

Total cost of licenses and services	102,831	682,954	57,941	46,612

Loss from operations	$(228,739)	$(2,066,266)	$(119,271)	$(168,393)

Net loss	$(228,534)	$(2,068,258)	$(119,020)	$(168,287)

Basic and diluted net loss per share	$(10.21)	$(90.25)	$(4.51)	$(5.90)

*	These amounts differ from amounts previously reported by $10.6 million, $8.8 million and $8.9 million for the third, second and first quarters, respectively, as a result of the above mentioned over statement of stock compensation expense.

**	These amounts differ from amounts previously reported by $0.36, $0.31, and $0.31 for the third, second and first quarters, respectively.

Section 302 Certifications

I, Prof. Dr. h.c. Hasso Plattner, certify that:

1.	I have reviewed this annual report on Form 20-F of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

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

Date: April 14, 2003

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

Date: April 14, 2003

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

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 14, 2003

By:	/s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: CEO

EXHIBIT INDEX

      The following documents are filed as exhibits to this Annual Report on Form 20-F:

1 Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).(1)

2.1 Form of global share certificate for ordinary shares (English translation).(2)

2.2 Form of American Depositary Receipt.(3)

4.1 Form of Amended and Restated Deposit Agreement among SAP AG, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(4)

4.2 Share Purchase Agreement by and among Commerce One, Inc., New Commerce One Holding Inc. and SAP AG, dated as of June 28, 2001.(5)

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

4.5 Strategic Alliance Agreement by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of September 18, 2000.(8)

4.6 Strategic Alliance Agreement Amendment No. 2 by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of June 29, 2001.(9)

4.7 Strategic Alliance Agreement Amendment No. 3 by and among Commerce One, Inc., SAPMarkets, Inc. and SAP AG, dated as of June 29, 2001.(9)

4.8 Strategic Alliance Agreement Amendment No. 4, effective as of January 1, 2002 by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.(10)

4.9 Strategic Alliance Agreement Amendment No. 5, effective as of December 20, 2002, by and between Commerce One Operations, Inc., SAP and SAP Markets, Inc.(11)

8 Subsidiaries, Associated Companies and Other Investments of SAP AG.(1)

10.1 Independent Auditors’ Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Mannheim, Germany.

10.2 Statement regarding Auditors’ Consent.(1)

10.3 Independent Auditors’ Consent of Ernst & Young LLP, Walnut Creek, California.

10.4 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to Form 20-F of SAP AG, filed on March 21, 2003.

(2)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(3)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(4)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(5)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(6)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(7)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(8)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2000.

(9)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on August 14, 2001.

(10)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed on April 1, 2002.

(11)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed on March 31, 2003.