Form 20-F
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2004-03-23
CIK 1000184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Ordinary Shares, without nominal value (as of December 31, 2003)**	315,413,553

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares.

**	Including 4,565,000 treasury shares.

i

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

ii

INTRODUCTION

      SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, is a German stock corporation (Aktiengesellschaft) and is referred to in this Annual Report on Form 20-F as SAP AG and, together with its subsidiaries, as SAP, or as “the Company,” “we,” “our,” or “us.” Our consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report on Form 20-F have been prepared in accordance with generally accepted accounting principles in the United States of America, referred to as U.S. GAAP.

      In this Annual Report on Form 20-F: (i) references to “U.S.$,” “$,” or “dollars” are to U.S. dollars; (ii) references to “€” or “euro” are to the euro, a currency of the countries currently participating in the European Economic Monetary Union (“EMU”). Certain amounts that appear in this Annual Report on Form 20-F may not sum because of rounding adjustments. In this Annual Report on Form 20-F, except as otherwise specified, financial information with respect to SAP has been expressed in euro and/or dollars.

      Unless otherwise specified herein, all euro financial data that have been converted into dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2003, which was €1.00 per $1.2597. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or on any other dates. The rate used for the convenience translations also differs from the currency exchange used for the preparation of the Consolidated Financial Statements. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” At March 9, 2004, the Noon Buying Rate for converting euro to dollars was U.S.$ 1.2428 per €1.00.

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

      “SAP,” the “SAP logo,” “R/2,” “R/3,” “mySAP,” “mySAP.com,” “xApp,” “xApps,” “SAP NetWeaver” and other SAP product and service names mentioned herein are trademarks or registered trademarks of SAP AG in Germany and/or in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than SAP that are trademarks of their respective owners.

FORWARD-LOOKING INFORMATION

      This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including, but not limited to:

•	general economic and business conditions;

•	attracting and retaining personnel;

•	competition in the software industry;

•	implementing our business strategy;

•	developing and introducing new services and products;

•	regulatory and political conditions;

•	obtaining and expanding market acceptance of our services and products;

•	terrorist attacks or other acts of violence or war;

•	meeting our requirements with customers; and

•	other risks and uncertainties, some of which we describe under “Item 3. Key Information — Risk Factors.”

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

Selected Financial Data

      The following table represents selected consolidated financial information of SAP. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of SAP is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto audited for the years ended December 31, 2003 and 2002 by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), independent auditors and for the years ended December 31, 2001, 2000 and 1999 by ARTHUR ANDERSEN Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH (“Arthur Andersen”), independent auditors. For a discussion of the risks relating to Arthur Andersen’s audit of our financial statements, please see “Item 3. Key Information — Risk Factors — We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.”

      The audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheets at December 31, 2003 and 2002 are included in “Item 18. Financial Statements.” Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

SELECTED FINANCIAL DATA

	Year Ended December 31,
	(in thousands, except per share and exchange rate data)

	2003	2003	2002	2001	2000(2)	1999

						€
	U.S.$(1)	€	€	€	€
Income Statement Data:
Total revenue	8,848,896	7,024,606	7,412,838	7,340,804	6,264,595	5,110,213
Operating income	2,171,747	1,724,019	1,625,678	1,312,374	802,658	796,180
Income before income taxes and extraordinary gain	2,238,002	1,776,615	1,107,698	1,068,757	1,012,869	980,347
Net income	1,356,776	1,077,063	508,614	581,136	615,732	601,001
Earnings per share(3)
Basic	4.37	3.47	1.62	1.85	1.96	1.92
Diluted	4.36	3.46	1.62	1.85	1.95	1.90
Other Data:
Weighted average number of shares outstanding(3)(4)
Basic	310,781	310,781	313,016	314,309	314,423	313,815
Diluted	311,409	311,409	313,980	314,412	315,737	315,750
Balance Sheet Data:
Total assets	7,968,692	6,325,865	5,608,463	6,195,604	5,618,971	4,826,889
Shareholders’ equity	4,672,788	3,709,445	2,872,091	3,109,513	2,517,081	2,559,355
Subscribed capital	397,327	315,414	314,963	314,826	314,715	267,805
Short-term bank loans and overdrafts	23,988	19,043	22,657	458,266	146,877	24,600
Long-term financial debt(5)	15,051	11,948	11,318	7,375	6,543	32,913

(1)	Amounts in the column are unaudited and translated for the convenience of the reader at €1.00 to U.S.$ 1.2597, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2003. See “— Exchange Rates” for recent exchange rates between the euro and the dollar. Our auditors have not audited these converted dollar amounts.

(2)	The 2000 figures have been adjusted for the effect of the change in the investment in Commerce One, Inc. (“Commerce One”) to the equity method. See Note 4 of “Item 18. Financial Statements.”

(3)	Amounts are adjusted for our one-for-one conversion of preference shares to ordinary shares in 2001 and the three-for-one stock split in 2000.

(4)	Includes preference and ordinary shares for periods prior to June 18, 2001, the effective date of the conversion of the preference shares into ordinary shares on a share-for-share basis.

(5)	Long-term financial debt represents financial liabilities with a remaining life beyond one year, which is comprised of bank loans and overdrafts and convertible bonds issued pursuant to stock-based compensation plans. See “Item 6. Directors, Senior Management and Employees — Share Ownership — Stock-Based Compensation Plans.”

Exchange Rates

      The prices for ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADSs in the United States. In addition, SAP AG pays cash dividends, if any, in euro, so that such exchange rate fluctuations will also affect the dollar amounts received by the holders of ADSs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADSs. The deposit agreement for the ADSs requires the depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt.

      A significant portion of our revenue and expenses is denominated in currencies other than the euro. Therefore, movements in the exchange rate between the euro and the respective currencies to which we are exposed may materially affect our consolidated financial position, results of operations and cash flows. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure” and for

our foreign currency risk and hedging strategy see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Foreign Currency Risk.”

      The following table sets forth the average, high, low and period-end Noon Buying Rates for the euro expressed as dollars per €1.00.

Year	Average(1)	High	Low	Period-End

1999	1.0588	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597

Month	High	Low	Period-End

2003
July	1.1580	1.1164	1.1231
August	1.1390	1.0871	1.0986
September	1.1650	1.0845	1.1650
October	1.1833	1.1596	1.1609
November	1.1995	1.1417	1.1995
December	1.2597	1.1956	1.2597
2004
January	1.2853	1.2389	1.2452
February	1.2848	1.2426	1.2441
March (through March 9, 2004)	1.2431	1.2088	1.2428

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

     On March 9, 2004, the Noon Buying Rate for converting euro to dollars was U.S.$1.2428 per €1.00.

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

      The following table sets forth in euro the annual dividends paid or proposed to be paid per ordinary share and preference share in respect of each of the years indicated. The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares or ADSs and if you are a U.S. resident, please refer to “Taxation” in “Item 10.”

	Dividend Paid per				Dividend Paid per
Year Ended December 31,	Ordinary Share				Preference Share

	€		U.S.$		€	U.S.$
1999	0.52		0.47	(1)(4)	0.53	0.48	(1)
2000	0.57		0.52	(1)(4)	0.58	0.53	(1)
2001	0.58		0.53	(1)(4)	N/A	N/A
2002	0.60		0.69	(1)(4)	N/A	N/A
2003 (proposed)	0.80	(2)	0.99	(2)(3)(4)	N/A	N/A

(1)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on the dividend payment date. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval of the Annual General Shareholders’ Meeting of SAP AG to be held on May 6, 2004.

(3)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on March 9, 2004 of U.S.$1.2428 per €1.00. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt. The dividend paid can actually differ due to changes in the exchange rate.

(4)	One SAP ADR (American Depositary Receipt) represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the dividend for one SAP AG share and is dependent on the euro/dollar exchange rate.

     The amount of dividends paid on the ordinary shares depends on the amount of SAP AG profits to be distributed by SAP AG, which depends in part upon our performance. For years prior to 2001, a holder of preference shares was entitled to a cumulative annual preferred dividend which exceeded the annual dividend paid to holders of ordinary shares by an amount equal to €0.01 per preference share, but in no event less than a minimum dividend equal to €0.01 per preference share. The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors in each case as proposed by the Executive Board and the Supervisory Board of SAP AG and approved at the Annual General Shareholders’ Meeting.

Risk Factors

Substantial, prolonged declines in and slow or weak recovery of global technology and software markets in Europe, the Americas and Asia resulting from general adverse economic conditions may cause our revenues and profitability to suffer.

      Implementation of SAP software products can constitute a major portion of our customers’ overall corporate budget, and the amount customers are willing to invest in acquiring and implementing SAP products and the timing of our customers’ investment have tended to vary due to economic or financial crises or other business conditions. Prolonged economic slowdowns or slow or weak economic recoveries may result in customers requiring us to renegotiate existing contracts resulting in less advantageous terms than those currently in place. A recession, slow or weak economic recovery or other difficulties in the economies where we license our products, including Europe, the Americas and Asia, could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by a prolonged economic slowdown in Europe or the U.S. because we derive a substantial portion of our revenue from software licenses and services in those geographic regions.

      One important feature of our long-term strategy for growth is to increase our offerings for the small and mid-market segment. A recession, slow or weak economic recovery could inhibit the creation and financial strength of those businesses and thereby delay that element of our expansion.

Undetected errors or delays in new products and product enhancements may result in increased costs to us and delayed demand for our new products.

      To achieve customer acceptance, our new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, first releases are licensed after a validation process to a controlled group of customers. Such new products and product enhancements may contain a number of undetected errors or “bugs” when they are first released. As a result, in the first year following the introduction of certain releases, we generally devote significant resources working with early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer’s satisfaction, with the result that certain customers may bring claims for cash refunds, damages, replacement software or other concessions. The risks of errors and their adverse consequences may increase as we seek simultaneously to introduce a variety of new software products.

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

We are subject to pricing pressure.

      In response to competition, consolidation within the industries in which we operate and general adverse economic conditions, we have been required in the past, and may be required in the future, to furnish additional discounts to customers or otherwise modify our pricing practices. These developments have and may increasingly negatively impact our revenue and earnings. We generally license our products in individual software components or a suite of software components on a “right to use” basis pursuant to a perpetual license providing for an initial license fee based on the number and types of identified users or other applicable criteria. Subsequent maintenance fees are typically established based on a specified percentage of the initial license fee paid by the customer. Our customers typically prepay maintenance for periods of three to twelve months. Changes in our pricing model or any other future broadly-based changes to our prices and pricing policies could lead to a decline or delay in software sales and/or a decline or delay in maintenance fees as our sales force and our customers adjust to the new pricing policies.

      We, together with certain business partners, offer certain SAP software products to small and midsize customers as a component of our hosted solutions or rental offerings, in which license and maintenance fees or rental payments may be paid to us on a per user, per month or similar subscription basis rather than an upfront license fee payment as under our standard pricing models. Our hosted solutions and rental programs have not generated significant revenues in 2003 and prior years. As part of our long-term strategy for growth, we expect that these programs will generate incremental revenue from small and midsize customers. There can be no assurance that such programs will be successful or, if successful, that they will not negatively impact our standard pricing models. The recent trend of outsourcing enterprise business applications or business processes could result in increased competition through the entry of systems integrators, consulting firms, telecommunications firms, computer hardware vendors and other application-hosting providers. We may be unable to offer an outsourcing model that customers demand, or competitors may offer better, lower priced or more desirable outsourcing models. In addition, the distribution of applications through application service providers may reduce the price paid for our products or adversely affect other sales of our products.

Terrorist attacks and risk of war or international hostilities could adversely impact our business.

      The financial, political, economic and other uncertainties following terrorist attacks like those in the U.S. and Spain, and other acts of violence or war, such as the recent conflict in Iraq could damage the world economy and affect our investment and our customers’ investment decisions over an extended period of time. We believe that geopolitical uncertainties, including hostilities against the U.S., Europe or any other country, or war or any other international hostilities may lead to cautiousness by our customers in setting their capital spending budgets. Furthermore, such occurrences could make travel more difficult, thus interfering with customers’ decision making processes and our ability to sell products and provide services to them.

Consolidation in the software industry may result in instability of software demand and stronger peer companies in the long term.

      The entire IT sector, including the software industry, is currently experiencing consolidation through mergers and acquisitions, particularly involving larger companies. Large companies continue to expand into related industries. Transactions in which we or our competitors participate could have a material adverse effect on us in a variety of ways, such as delaying sales due to customer uncertainty and subjecting us to competition from stronger established or new peer group companies with more resources, larger customer bases and a wider variety of products than we have.

We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and erosion in the value of our brands and products.

      We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products. Despite our efforts, there can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts, it may be possible for third parties to copy certain portions of our products or reverse engineer or otherwise obtain and use information that we regard proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third party copying or use, which could adversely affect our competitive position. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the U.S. or Germany.

Some of our competitors may have been more aggressive than us in applying for or obtaining patent protection for innovative proprietary technologies.

      Although we have been issued patents under our patent program and have a number of patent applications pending for inventions claimed by us, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing a technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us. Although we do not believe that we are infringing any proprietary rights of others, third parties have claimed and may claim in the future that we have infringed their intellectual property rights. We expect that our software products will increasingly be subject to such claims as the number of products in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. There can be no assurance that, in the future, a third party will not assert that our products violate its patents, copyrights or trade secrets. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject our products to an injunction, require a complete or partial re-design of the relevant product or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Our encryption technology may be breached or compromised.

      We rely on encryption, authentication technology and firewalls to provide the necessary security for the confidential information transmitted to and from us over the Internet. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt our network or make it inaccessible to customers or suppliers. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them. In addition, we may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches.

      Consumers have significant concerns about secure transmissions of confidential information, especially financial information, over public networks like the Internet. This remains a significant barrier to general acceptance of e-commerce and other aspects of SAP’s business. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other Web sites to protect proprietary information. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications and therefore could adversely impact our long-term strategy for growth.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products or force us to pay higher license fees.

      We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models. While we believe that no one individual technology we license is material to our business, changes in or the loss of third party licenses could lead to a material increase in the costs of licensing or to SAP software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development costs to ensure continued performance of our products.

Our SAP NetWeaver integration and application platform may not succeed or may make certain of our products less desirable.

      In 2003, we announced the introduction of SAP NetWeaver, our new, web-based technology and application platform. We have devoted a significant amount of resources to the development and marketing of SAP NetWeaver. SAP NetWeaver is a new and innovative solution serving as the basis of SAP’s current product strategy. While all components of SAP NetWeaver are already released, we expect to release the complete SAP NetWeaver solution to reference customers by the end of March 2004. It represents a technological shift to a web-based, open platform design that we believe will make it easier for customers to link non-SAP software related data with SAP software. There are no assurances that customers will accept this technology change or that our competitors will not develop and market more effective technology platforms that better suit the needs of customers. Further, as with the introduction of any new product, there may be errors in the SAP NetWeaver component technology that might require the devotion of a substantial amount of resources to correct. SAP NetWeaver’s failure to be accepted by customers, development by competitors of superior technology or significant errors in the solution could have a material adverse impact on our revenues, earnings and results of operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to elect and use certain of our software products.

Because our products are critical to the operations of our customers’ businesses, we could incur substantial costs as a result of warranty or product liability claims.

      The use of SAP software products by customers in business-critical applications and processes and the increased complexity of our software create the risk that customers or other third parties may pursue warranty, performance or other claims against us in the event of actual or alleged failures of SAP software products, the provision of services or application hosting. We have in the past been, and may in the future continue to be, subject to such warranty, performance or other claims. In addition, certain of our Internet browser-enabled products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Addressing problems and claims associated with such actual or alleged failures could have a material adverse effect on our business, financial position and results of operations or cash flows.

      Although our agreements generally contain provisions designed to limit our exposure as a result of actual or alleged failures of SAP software products, the provision of services or application hosting or security features, such provisions may not cover every eventuality or be effective under applicable law. Any claim, regardless of its merits, could entail substantial expense and require the devotion of significant time and attention by key management personnel. The accompanying publicity of any claim, regardless of its merits, could adversely affect the demand for our software.

Our failure to develop new relationships and enhance existing relationships with third-party distributors, software suppliers, system integrators and value-added resellers that help sell our services and products may adversely affect our revenues.

      We have entered into agreements with a number of leading computer software and hardware suppliers and technology providers to cooperate and ensure that certain of the products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and support services (in the areas of product implementation, training and maintenance) through “alliance partnerships” with third-party hardware and software suppliers, systems integrators, consulting groups formerly associated with major accounting firms and other consulting firms. Most of these agreements and alliances are of relatively short duration and non-exclusive. In addition, we have established relationships relating to the resale of certain of our software products by third parties. These third parties include value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers.

      There can be no assurance that these third parties or business partners, most of whom have similar arrangements with our competitors and some of whom also produce their own standard application software in competition with us, will continue to cooperate with us when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high-quality products or services or that actions taken or omitted to be taken by such parties will not adversely affect us. There can be no assurance that slow or weak economic recovery will not affect such third parties or partners or the products and services that they provide pursuant to the agreements with us. The failure to obtain high quality products or services or to renew such agreements or partnerships could adversely affect our ability to continue to develop product enhancements and new solutions that keep pace with anticipated changes in hardware and software technology and telecommunications, or could adversely affect the demand for our software products.

Because we conduct our operations throughout the world, our results of operations may be affected by currency fluctuations.

      Although the euro has been our financial and reporting currency since January 1, 1999, a significant portion of our business is conducted in currencies other than the euro. Approximately 59.3% of our consolidated revenue in 2003 was attributable to operations in non-EMU member states and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect.

      Because a significant portion of our revenue is from countries other than EMU member states and denominated in currencies other than the euro, we have significant exposure to the risk of currency fluctuations, especially to fluctuations in the value of the dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar, and the Australian dollar. As of March 9, 2004, the Noon Buying Rate for converting euro to dollars was U.S.$1.2428 per €1.00 a sharp decrease in the value of the dollar relative to the euro compared to the Noon Buying Rate of December 31, 2002 of 1.0485 U.S.$.. Conversely, increases in the value of currencies relative to the euro may positively affect earnings, although such positive effects may be only short-term in nature.

      We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy and may hedge such risks with certain financial instruments. However, there can be no assurance that our hedging activities, if any, will be effective. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”

If we are unable to keep up with rapid technological changes, we may not be able to compete effectively.

      Our future success will depend in part upon our ability to:

•	continue to enhance and expand our existing products and services;

•	provide best-in-class business solutions and services; and

•	develop and introduce new products and provide new services that satisfy increasingly sophisticated customer requirements, that keep pace with technological developments and that are accepted in the market.

      We continue to transform our suite of business applications to reduce the total cost of IT ownership for our customers and to allow our customers to better integrate heterogeneous systems. In addition we provide industry-specific business solutions. There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and customer requirements. Any such enhancements, solutions or services may not be successful in the marketplace or may not generate increased revenue. We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing customer requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications offered by our competitors.

Due to intense competition, our market share and financial performance could suffer.

      The software industry is intensely competitive. As part of our business strategy, we have focused our efforts in areas of our business where demand is expected to grow more rapidly. In particular, we have expanded our focus to include customer relationship management, supply chain management, technology integration platform solutions and the needs of small and medium sized businesses. Our expansion from the traditional large enterprise ERP product offerings exposes us to different competitors. Competition, with respect to pricing, product quality and consulting and support services, could increase substantially and result in price reductions, cost increases or loss of segment shares.

      We compete with a wide range of global, regional and local competitors. Some of our competitors and many of our potential competitors are involved in a wider range of businesses, and some competitors and potential competitors have a larger installed customer base for their products and services, or have significantly greater financial, technical, marketing and other resources than we have, enhancing their ability to compete with us. There are many other companies engaged in the research, development and marketing of integrated web-based business solutions, standard business application software and associated applications development tools, decision support products and services. Some of these companies may develop (or may have already developed) an overall concept or individual product offering which may be perceived to be as good as or better than our product offerings.

      New distribution methods (e.g. electronic channels) and opportunities presented by the Internet and electronic commerce have removed many of the barriers to entry to the segments in which we compete. Historically, most of our competitors provided solutions which covered certain functional areas offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by us. Our competitors have already broadened, or are implementing plans to broaden, the scope of their business activities. A competitor may be able to capitalize upon the success of a niche product by developing and marketing broader system applications in competition with us. Niche competitors may also benefit from alternative delivery systems, such as the Internet, to become more competitive with us.

      Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. In addition, we believe that competition will increase as a result of industry consolidations among potential customers of our products as well as among our competitors. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant segment shares. There can be no assurance that our strategies will prove to be successful or that our competitors’ strategies will not be more successful than ours.

      We believe that our experience with business process applications, our increasingly flexible, component-based installation options and our focus on flexible, open standards technologies and industry solutions give us a strong competitive position. However, there can be no assurance that our strategies will prove to be successful or that our competitors’ strategies would not be more successful than ours.

Our future revenue is dependent in part upon our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services.

      Our large installed customer base has traditionally generated additional new software, maintenance, consulting and training revenues. In future periods, customers may not necessarily license additional products or contract for additional services or maintenance. After an initial term, maintenance is generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their maintenance agreements or license additional products or contract for additional services, or if they reduce the scope of their maintenance agreements, our revenues could decrease and our operating results could be adversely affected.

Our revenue mix may vary and may negatively affect our profit margins.

      From 2001 to 2003, our software revenue has decreased both in terms of absolute dollar value and as a percentage of total revenue while our maintenance revenue increased during the same period. Our service revenue increased from 2001 to 2002 but decreased from 2002 to 2003. Variances or slowdowns in our licensing activity may negatively impact our current and future revenue from services and maintenance since such services and maintenance revenue typically lag behind license fee revenue. In addition, growth in service revenue will depend on our ability to compete effectively in obtaining customer engagements to provide services related to SAP software products. Any decrease in the percentage of our total revenue derived from software licensing could have a material adverse effect on our business, financial position and results of operations or cash flows.

Customer implementation and installation involves significant resources and is subject to significant risks.

      Implementation of SAP software is a process that often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we have little or no control. Some of our customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. We believe that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customer’s own organization. We offer accelerated installation support and/or fixed fees for certain SAP software products installation projects. However, criticisms regarding these additional costs and protracted implementation times have been directed at us, and there have been, from time to time, shortages of our trained consultants available to assist customers in the implementation of our products. In addition, the success of new SAP software products introduced by us may be adversely impacted by the perceived time and cost to implement existing SAP software products or the actual time and cost to implement such new products. We cannot provide assurances that protracted installation times or criticisms of us will not continue, that shortages of our trained consultants will not occur or that the costs of installation projects will not exceed the fixed fees being charged by us.

Business process outsourcing may adversely impact our business

      Some of our customers offer other companies business process outsourcing (BPO) services, which involve the transfer by end user customers of all of or significant portions of their internal processes to third-party BPO providers. Some or all of our existing end user customers and potential customers may decide to shift business process systems to BPO providers rather than continue to run these systems themselves, especially in the areas of human resources, finance, accounting and supply chain. The perception of value created by our products among end user customers could be diminished to the extent BPO providers bundle our applications with their services. While most of our revenues are currently derived from contracts directly with end user customers, a general trend to outsourcing business processes to BPO providers could have a material adverse impact on our revenues, earnings and results of operations.

If we were to lose the services of members of management and employees or fail to attract new personnel who possess specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop new products and services.

      Our operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Despite recent adverse economic trends, competition for managerial and skilled personnel in the software industry remains intense. Especially as we embark on the introduction of new and innovative technology offerings to our client base such as our SAP NetWeaver platform initiative, we are relying on being able to build up and maintain a specialized workforce with deep technological know-how to ensure an optimal implementation of such new technologies in accordance to our clients’ demands. Such personnel in certain regions (including the U.S. and Europe) are in short supply. We expect continued increases in compensation costs in order to attract and retain senior managers and skilled employees, especially as the current weakened economy improves. Most of our current key employees are subject to employment agreements or conditions that (i) do not contain post employment non-competition provisions and (ii) in the case of most of our existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that we will continue to be able to attract and retain the personnel we require to develop and market new and enhanced products and to market and service our existing products and conduct our operations successfully.

Our internal risk management policies and procedures may not be sufficient for us to identify, analyze and respond appropriately in a timely manner.

      We believe we have a system comprising multiple mechanisms across the SAP group to recognize and analyze risks early and respond appropriately. These mechanisms include recording, monitoring and controlling internal enterprise processes using internal reporting functions, a number of management and controlling systems and a planning process that is uniform throughout our group. We have created standard documentation of key business processes of SAP AG and its largest subsidiaries, which will be extended to all major subsidiaries in 2004. Further elements of the system include a corporate-wide Code of Business Practice which was formalized in 2003, our internal audit function, comprehensive published reports and the work of the Supervisory Board in monitoring and controlling the Executive Board. In early 2003, we created a central dedicated Corporate Risk Management function tasked to consolidate and enhance SAP’s various existing risk management activities in accordance with a corporate-wide uniform methodology. SAP’s Principles of Corporate Governance, ratified by our Supervisory Board at the end of 2001 and updated in August 2002 and March 2004, constitute a further component in the system. They comprise, among others, standards and guidelines for the work of the Executive Board and Supervisory Board, and for the cooperation between them. In addition, SAP promptly started to implement measures in accordance with the Sarbanes-Oxley Act, a U.S. law on corporate governance and financial reporting that came into effect on July 30, 2002. Amongst other measures, we established a Disclosure Committee, whose main task is to monitor the quality of information released to the financial markets. For further information on the measures we have undertaken relating to the Sarbanes-Oxley Act, please refer to “Item 6. Directors, Senior Management and Employees” and “Item 15. Controls and Procedures.”

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

      As part of its convergence project, the Financial Accounting Standards Board (FASB) is currently reconsidering U.S. GAAP rules for stock-based compensation accounting in light of the recent standard issued by the International Accounting Standards Board that will require the expensing of all stock-based compensation awards. Changes requiring SAP to record stock-based compensation expense in the income statements for our employee stock options using the fair market value method would have a significant negative effect on our reported operating results. Changes to other existing accounting standards or the questioning of current accounting practices by the SEC, analysts, or the investing public may also adversely affect our reported financial results. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”

Management’s use of estimates may affect our results of operations and financial position.

      Our financial statements are based upon the accounting policies as described in Note 3 of our consolidated financial statements and included in “Item 18. Financial Statements.” Such policies require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Facts and circumstances which management uses in making estimates and judgments may change from time to time and may result in significant variations, including adverse effects on our results of operation or financial position. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”

The market in which we compete continues to evolve and, if it does not grow rapidly in the longterm, our business will be adversely affected.

      SAP is investing significant resources in further developing and marketing new and enhanced products and services. The areas of customer relationship management, supply chain management, technology integration solutions (including SAP NetWeaver) and solutions for the small and mid-market segment are expected to experience high growth rates. Demand and customer acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of SAP software products requires a large capital commitment or other significant commitment of resources. Moreover, the adoption of mySAP Business Suite solutions and newer offerings that allow greater levels of flexibility in software application and data utilization, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, we have invested in, and intend to continue to pursue, intensive marketing and sales efforts to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. Demand for these products and services may not develop, or SAP may not develop acceptable solutions in a timely or cost-effective manner. This could have a material adverse effect on our business, financial position and results of operations or cash flows.

Our insurance coverage may not be sufficient to avoid negative impacts on our financial position or results of operations resulting from the settlement of claims.

      We maintain extensive insurance coverage for protection against many risks of liability. The extent of insurance coverage is under continuous review and is modified if we deem it necessary. Our goal of insurance coverage is to ensure that the financial effects, to the largest extent possible, resulting from risk occurrences are excluded or at least limited considering the costs associated with the insurance coverage. Despite these measures, it is possible that claims may have a significant adverse impact on our financial position or results of operations. Also, adequate insurance coverage may not be available to us at all.

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

      We have a history of rapid growth and will need to effectively manage our future growth to be successful. In 2003, we experienced an industry-wide trend in customer spending away from a lower volume of very large contracts to a higher volume of smaller contracts. In order to support our future growth, we expect to continue in the long-term to incur significant costs to increase headcount in key areas of our business, explore and/or enter new markets and build infrastructure ahead of anticipated revenue. Revenue on a per employee basis decreased from 2002 to 2003 by 8.0% from €252,361 to €232,211 and in average full time equivalents by 5.4% from €255,140 to €241,412. As such there can be no assurance that significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. There can be no assurance that we can effectively retain and utilize our personnel, accurately forecast revenue and control costs, maintain and control adequate levels of quality of service (especially of our partners or other third parties) or implement and improve our operational and financial infrastructure.

If we acquire other companies, we may not be able to integrate their operations effectively and, if we enter into joint ventures, we may not work successfully with our alliance partners.

      In order to complement or expand our business, SAP has made and expects to continue to make acquisitions of additional businesses, products and technologies, and has entered into, and expects to continue to enter into, a variety of transactions, including alliance arrangements. Our current strategy for growth includes, but is not limited to, the acquisition of companies as a key element of future growth, especially acquisitions of smaller companies that specifically aim at strengthening our geographic reach, broadening our offering in particular industries, or complementing our technology portfolio. Management’s negotiations of potential transactions, including acquisitions or alliances, and management’s integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

•	inability to successfully integrate the acquired business;

•	inability to integrate the acquired technologies or products with our current products and technologies;

•	potential disruption of our ongoing business;

•	inability to retain key technical and managerial personnel;

•	dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies or capital stock issuances to retain employees of the acquired companies;

•	assumption of unknown material liabilities of acquired companies;

•	incurrence of debt and/or significant cash expenditure;

•	difficulty in maintaining controls, procedures and policies;

•	potential adverse impact on our relationships with partner companies or third-party providers of technology or products;

•	regulatory constraints;

•	impairment of relationships with employees and customers; and

•	problems with product quality, product architecture, legal contingencies, product development issues or other significant issues that may not be detected through the due diligence process.

      In addition, acquisitions of additional businesses may require large write-offs of any in-process research and development costs related to companies being acquired and amortization costs related to certain acquired tangible and intangible assets. Ultimately, certain acquired businesses may not perform as anticipated, resulting in charges for the impairment of goodwill and/or other intangible assets. Such write-offs and amortization charges may have a significant negative impact on operating margins and net income in the quarter in which the business combination is completed and subsequent periods. In addition, we have entered and expect to continue to enter into alliance agreements for the purpose of developing new products and services. There can be no assurances that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks or any other problems encountered in connection with any such transactions and may therefore not be able to receive the intended benefits of those acquisitions or alliances.

Currency fluctuations may impact the value of our ADSs.

      The currency in which our ordinary shares are traded is the euro. While the currency in which our ADSs are traded is the dollar, the trading price of our ADSs is expected to be largely based upon the trading price of the underlying ordinary shares in its principal trading market, the Frankfurt Stock Exchange. Cash dividends payable to holders of ADSs will be paid to the depositary pursuant to the Amended and Restated Deposit Agreement between SAP AG and the depositary in euro and, subject to certain exceptions, will be converted by the depositary into dollars as promptly as practicable upon receipt for payment to such holders. The amount of dividends received by the holders of ADSs, therefore, will also be affected by fluctuations in exchange rates as well as by the specific exchange rate used by the depositary (which may incorporate fees charged).

The market price for our ADSs and ordinary shares may remain volatile.

      The trading prices of the ADSs and the ordinary shares have experienced and may continue to experience significant volatility. The current trading price of the ADSs and the ordinary shares reflect certain expectations about the future performance and growth of SAP, particularly on a quarterly basis. However, our revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results and in growth rates compared to prior periods. Any shortfall in revenue or earnings from levels projected by us quarterly or other projections made by securities analysts could have an immediate and significant adverse effect on the trading price of the ADSs or the ordinary shares in any given period. Additionally, we may not be able to confirm our projections of any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software sector have experienced wide fluctuations, which have often not been directly related to individual companies’ operating performance. The trading price of the ADSs or the ordinary shares may fluctuate in response to such factors, including but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our competitors’ results of operations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	speculation in the press or analyst community;

•	general market conditions specific to particular industries;

•	general and/or country specific political conditions (particularly wars, terrorist attacks etc.); and

•	proposed and completed acquisitions or other significant transactions by us or our competitors.

      Many of these factors are beyond our control. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Any such securities class action litigation against us, with or without merit, could result in substantial costs and the diversion of management’s attention and resources.

We may incur losses in connection with strategic and venture capital investments.

      SAP has acquired and expects to continue to acquire equity interests in or makes advances to technology-related companies, many of which currently generate net losses. Such activities may individually and in the aggregate involve significant capital outlay. Most of these companies are recently established. It is possible that changes in market conditions, the performance of companies in which we hold investments or to which we made advances or other factors will negatively impact our results of operations and financial position or our ability to recognize gains from the sale of marketable equity securities. Additionally, due to changes in German tax laws in 2000 effective January 2001 (“Steuersenkungsgesetz”), capital losses or write-downs of equity securities are no longer tax deductible, which may negatively impact our effective tax rate, cash flows and net income going forward. See Item 4. “Partnerships, Alliances and Acquisitions.”

Because we expect to continue to expand globally, we may face special economic and regulatory challenges that we may not be able to meet.

      Our products and services are currently marketed in over 120 countries, with a focus on Europe, Middle East and Africa (“EMEA”), North and South America (“Americas”) and Asia-Pacific (“APA”) regions. In 2003, revenue derived from outside Germany totaled €5,354.3 million, representing approximately 76% of our total revenue. Sales in these regions are subject to risks inherent in international business activities, including, in particular:

•	general economic or political conditions in each country;

•	overlap of differing tax structures;

•	management of an organization spread over various jurisdictions;

•	exchange rate fluctuations; and

•	regulatory constraints like export restrictions, governmental regulations of the Internet, additional requirements for the design and for the distribution of software and/or services.

      Other general risks associated with international operations include import and export licensing requirements, trade restrictions, changes in tariff and freight rates and travel and communication costs. There can be no assurance that our international operations will continue to be successful or that we will be able to manage effectively the increased level of international operations.

Principal shareholders may be able to exert control over our future direction and operations.

      As of March 9, 2004, the beneficial holdings of SAP’s principal shareholders (not counting immediate family members) and/or the holdings of entities controlled by them constituted in the aggregate approximately 34.568% of the outstanding ordinary shares of SAP AG. If SAP’s principal shareholders and/or the holdings of entities controlled by them vote the shares held by them in the same manner, it may have the effect of delaying, preventing or facilitating a change in control of SAP or other significant changes to SAP or its capital structure. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Sales of ordinary shares by principal shareholders could adversely affect the price of our capital stock.

      As stated above, SAP’s principal shareholders (not counting immediate family members) and/or related entities own beneficially approximately 34.568% of the outstanding ordinary shares of SAP AG as of March 9, 2004. The sale of a large number of ordinary shares by any of the principal shareholders and/or related entities could have a negative effect on the trading price of the ADSs or the ordinary shares. SAP is not aware of any restrictions on the transferability of the shares owned by the principal shareholders or any related entity.

The cost of derivative instruments for hedging of the STAR Plan may exceed the benefits of those arrangements.

      Under our Stock Appreciation Rights Plan (the “STAR Plan”), stock appreciation rights (“STARs”) are granted to eligible employees of SAP. The STARs are primarily granted in the first quarter of each year and generally give the participants the right to a portion of the appreciation in the market price of the ordinary shares for the relevant measurement period. We have entered into in the past, and expect to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the STARs in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. We believe hedging anticipated cash flows in connection with the STARs limits the potential exposure associated with the STAR Plan, including potentially significant cash outlays and resulting compensation expense. There can be no assurance that the benefits achieved from hedging our STAR Plan exceed the related costs.

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

      As is common in the software industry, our business has historically experienced its highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2003, 2002 and 2001 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We expect to experience a similar trend of seasonality in the future and that our revenue will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

      Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter. We significantly increased in 2001 through 2003, and plan to continue to increase throughout 2004, the following expenditures depending on our results and outlook during 2004:

•	expenditures to fund continued development of our operations;

•	levels of research and development directed towards new products and product enhancements; and

•	development of new distribution and resale channels for small and midsize businesses.

      Such increases in expenditures will depend, among other things, upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenue, our quarterly operating results would be materially adversely affected and may vary significantly from preceding or subsequent quarters.

Increasing government regulation of the Internet could harm our business.

      As the Internet commerce evolves, we expect that U.S. federal, U.S. State, German, European Union or other foreign governments will adopt laws or regulations covering issues such as taxation, user privacy, pricing, content and quality of products and services. For example, the United States Telecommunications Act sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the U.S. Federal Communications Commission to regulate Internet service providers and other online service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. It is possible such laws or regulation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. In addition, such regulation could weaken growth in Internet usage and decrease our acceptance as a communications and commercial medium. If enacted, these laws or regulations could limit the market for our products and services.

Revenue recognition accounting pronouncements may adversely affect our reported results of operations.

      We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our revenue recognition policies and business practices, which could have a material adverse effect on our results of operation. Our existing revenue recognition policies are described in Note 3 of our consolidated financial statements included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.

      Prior to May 3, 2002, Arthur Andersen served as our independent auditors. On May 3, 2002, we dismissed Arthur Andersen and retained KPMG as our independent auditors for the fiscal years ended December 31, 2002. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC.

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

      SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. In light of the cessation of Arthur Andersen’s SEC practice, we will not be able to obtain the consent of Arthur Andersen to the inclusion of its audit report in our relevant current and future filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen in certain circumstances, but purchasers of securities sold under our registration statements, which were not filed with the consent of Arthur Andersen to the inclusion of its audit report, will not be able to sue Arthur Andersen pursuant to Section 11(a)(4) of the Securities Act of 1933 and, therefore, their right of recovery under that section may be limited as a result of the lack of our ability to obtain Arthur Andersen’s consent.

U.S. judgments may be difficult or impossible to enforce against us.

      SAP AG is a stock corporation organized under the laws of Germany. With one exception, all members of SAP AG’s Executive Board and Supervisory Board are non-residents of the U.S. A substantial portion of the assets of SAP and such persons are located outside the U.S. As a result, it may not be possible to effect service of process within the U.S. upon such persons or us or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the U.S. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Germany.

Item 4.     Information about SAP

      SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung is our legal corporate name, which is translated in English to SAP Corporation Systems, Applications and Products in Data Processing. SAP AG was incorporated under the laws of the Federal Republic of Germany in 1972. Where the context requires, in the discussion below, SAP AG refers to our predecessors, Systemanalyse und Programmentwicklung GdbR (1972-1976) and SAP, Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP AG became a stock corporation (Aktiengesellschaft) in 1988. Our principal executive offices, headquarters and registered office are located at Neurottstrasse 16, 69190 Walldorf, Germany. Our telephone number is +49-6227-7-47474. SAP AG’s agent for U.S. federal securities law purposes in the U.S. is Brad Brubaker. He can be reached c/o SAP America, Inc. at 3999 West Chester Pike, Newtown Square, PA 19073.

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

Description of the Business

Overview

      SAP is a leading provider of business software solutions, with headquarters in Walldorf, Germany and over 30,000 employees in more than 50 countries.

      Our principal activities are the development, marketing, sales and support of a variety of software solutions, primarily enterprise application software products for organizations including corporations, governmental agencies, and educational institutions.

      SAP solutions are designed to meet the demands of companies of all sizes — from small via midsize businesses to global enterprises. The SAP NetWeaver open integration and application platform aims at reducing the complexity and total cost of ownership (TCO) of a customer’s information technology landscape business process change and evolution. While SAP Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration, and create efficiencies across their supply chains and business operations. The core business processes of various industries, from aerospace to utilities, are supported by SAP’s industry-specific solution portfolios. Today, more than 21,600 customers in over 120 countries run more than 69,700 installations of SAP software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt Stock Exchange and NYSE under the symbol “SAP.”

      SAP’s total 2003 revenues decreased by 5.2% from 2002 to €7,024.6 million (2002: €7,412.8 million). Net income for 2003 increased by 111.8% to €1,077.1 million (2002: €508.6 million). In 2003, total revenues were derived as follows: sales of software products €2,147.6 million (30.6%), maintenance €2,568.8 million (36.5%), consulting services €1,953.5 million (27.8%), training services €299.3 million (4.3%), and other revenue €55.4 million (0.8%).

      See “Item 4. Information about SAP — Description of the Business — Revenue by Industry Sector” and Note 34 to our consolidated financial statements for further details on revenues by industry sector.

Evolution of SAP’s Solutions

      We introduced our first generation of software in 1973, initially consisting of only a financial accounting application. The software was later expanded to include materials management.

      Expanding beyond this first generation, SAP began to develop integrated, cross-functional, multi-language, multi-currency solutions for a broader range of business processes. In 1981, SAP introduced its second generation of application software, the SAP R/2 system, which could be installed on an enterprise-wide basis. SAP R/2 was our first enterprise resource planning (“ERP”) system, designed to integrate all aspects of business, including distribution centers, field operations centers, corporate headquarters, and sales offices. Among its many functions, SAP R/2 included cost accounting, human resource management, logistics, and manufacturing. We believe that SAP R/2 also reduced processing bottlenecks by improving and accelerating user access to data.

      In 1988 we anticipated and capitalized upon growth in the demand for more decentralized business software solutions. During this period, we designed the initial version of the SAP R/3 system, moving from mainframe computers to open systems such as client/server networks composed of multiple computers. Introduced in 1992, SAP R/3 offered the functionality of SAP R/2 in an open, three-tier client/server architecture, and quickly became the category leader in ERP systems. We believe that SAP R/3 not only improved manufacturing efficiency but also such processes as distribution, finance, sales, procurement, inventory, and human resources. In the years following the introduction of SAP R/3, we also introduced several new business software applications and enhanced existing products to operate independently of SAP R/3.

      During the 1990s, we introduced several solutions built on SAP R/3 to provide capabilities tailored to specific industries. In addition, we developed new solutions to address a variety of critical business issues, such as SAP Business Information Warehouse (“SAP BW”) for managing large quantities of data and SAP Advanced Planner and Optimizer (“SAP APO”) for managing supply and demand trends. Emerging customer needs also led us to create additional solutions.

      In 1999 we introduced the mySAP.com e-business platform. This Internet-based platform not only linked together disparate business functions but also enabled collaboration among different organizations. As a result, it enabled companies to participate in a larger collaborative community of customers, suppliers, and partners, which could shift functions and responsibilities as needed.

      In 2002, we renamed mySAP.com into mySAP Business Suite. mySAP Business Suite is a suite of powerful business solutions that help companies manage the entire value chain across business networks. mySAP Business Suite is designed to allow organizations to excel in a business environment that requires rapid adaptation to changing business conditions. SAP NetWeaver aims at lowering customers’ total cost of information technology (IT) ownership by allowing easy integration of key business processes.

      In 2003, we announced SAP NetWeaver, our open integration and application platform. In addition, we announced the successor to SAP R/3 called mySAP ERP. mySAP ERP provides organizations with a complete enterprise resource planning solution that can be extended through the addition of other SAP solutions, for example: mySAP CRM, mySAP SCM and mySAP SRM. mySAP ERP is part of the mySAP Business Suite solution. In 2004 we intend to develop most of our SAP solutions on our SAP NetWeaver platform.

SAP’s Strategy

      SAP’s business and product strategies have been designed to increase software license sales, segment share and profitability by offering solutions composed of software and services that enable the existing customer base and prospective new customers to increase business performance and flexibility. We expect to leverage our large customer base to generate revenues through licenses of additional software solutions, either individually by solution, or collectively as mySAP Business Suite.

      Our product strategy is to extend the range of software applications and solutions that can deliver more value, faster implementation, and better integration, to meet the needs of core customers and reach new customer segments. As also discussed below, our solutions for small and mid-market segment are another area of anticipated growth for SAP.

      One of the keys to our product strategy is the use of Enterprise Services Architecture (ESA), which SAP announced in January 2003. ESA represents an evolution towards a services oriented architecture. The architecture is designed to improve flexibility and reduce TCO. Based on open standards the architecture aims at enabling customers to integrate SAP and non-SAP solutions more quickly. In addition, it will extend the reach of our solutions to yet unsupported business processes. SAP NetWeaver is our open integration and application platform in order to realize an enterprise services architecture for our customers. SAP NetWeaver is described in detail below.

      In the services area, SAP Customer Services Network (SAP CSN) offers consulting, education, active global support, hosting, and custom development services. The strategy is for SAP CSN to maintain 15%-20% of the overall SAP-related service revenues, with the remainder to be provided by SAP’s global network of certified business partners. For that reason, SAP CSN focuses on the ramp up of SAP solutions, integration architecture and quality assurance.

      SAP intends to primarily pursue organic growth. In addition, as an element of our future growth we intend to acquire smaller companies to strengthen our geographic reach, broadening our offering in particular industries, and complementing our technology portfolio.

SAP Software Products

      We license components of our software solutions on an individual user basis. Licenses may be issued for individual solutions or for mySAP Business Suite, which is described below. In addition to the user licenses for a solution, certain specialized functionality that is not user-specific may be licensed separately as one of our software engines.

mySAP Business Suite

      mySAP Business Suite is a suite of business solutions that aims at enabling companies to manage the entire value chain across business networks. Each solution is based on the SAP NetWeaver integration and application platform. As a result, mySAP Business Suite solutions allow companies to adapt quickly and remain flexible when faced with changing business conditions. In addition, mySAP Business Suite solutions aims at reducing TCO and managing a company’s overall information technology infrastructure. Because of their flexible platform, mySAP Business Suite solutions may be deployed on a variety of computer hardware types and software operating systems.

      mySAP Business Suite consists of the following SAP solutions:

          mySAP Customer Relationship Management (mySAP CRM)

mySAP CRM helps organizations manage virtually every aspect of their relationships with customers. It includes a complete set of capabilities that help maximize the value delivered to and the value derived from customers throughout the customer interaction cycle.

Key functions of mySAP CRM include support for sales, marketing, channel management, interaction center, and service management. In addition, mySAP CRM offers analytics that allow a company to leverage customer data for better and quicker business decisions. Through these capabilities, mySAP CRM continuously enhances an organization’s ability to:

•	identify and engage potential customers;

•	perform business transactions with customers;

•	fulfill individual customer needs as contracted; and

•	provide after-sales care such as customer service and product maintenance.

          mySAP ERP

mySAP ERP is an enterprise resource planning (ERP) solution that aims at enabling organizations to run their core business functions, including analytics, human resources, financials, operations, corporate services, and planning. mySAP Financials and mySAP Human Resources have been renamed to mySAP ERP Financials and mySAP ERP Human Capital Management, respectively. They are now part of mySAP ERP.

mySAP ERP addresses customer needs for an expandable enterprise resource planning environment. As such, it is available as an individual solution or as a part of mySAP Business Suite. Customers can upgrade from mySAP ERP to the full mySAP Business Suite — either in a single step or incrementally as their business needs change. As a result, mySAP ERP offers an easy path to a comprehensive business solutions suite.

mySAP ERP runs on the SAP NetWeaver technology platform, as described below.

mySAP ERP Financials is a finance, analytics, and accounting solution that helps organizations process and interpret financial and business data, and handle financial transactions. In addition, it aims at an efficient management of profitability, business performance, and growth for organizations.

mySAP ERP Financials helps to gain organization-wide control over the business information that is essential to strategic and operational decision-making. This includes the ability to track financial accounting data within an international framework of multiple companies and organizations, languages, currencies, and books of accounts.

Key functional areas of mySAP ERP Financials include general ledger, special purpose ledger and subledger, cost management, and profitability analysis.

mySAP ERP Human Capital Management (mySAP ERP HCM) provides comprehensive tools to help an organization optimize its investment in its employees. It supports human resources professionals in managing employee capabilities down to the line-management level.

mySAP ERP HCM combines strategic human capital management features with workforce analytics. In addition, its employee transaction management capabilities aims at allowing a company to streamline a wide range of essential HR transactions and processes, including compliance with global regulatory requirements.

Key functional areas of mySAP ERP HCM include administration, payroll, benefits, legal reporting, online recruiting, blended learning, organizational management, compensation, manager self-services, employee collaboration, and workforce analytics.

          mySAP Product Lifecycle Management (mySAP PLM)

mySAP PLM helps companies manage the complete life cycle of a product, from initial concept, to design and engineering, to production, to product change management and to service and maintenance. It allows companies and their suppliers to collaborate in such key processes as engineering, custom product development, and project, asset, and quality management.

Key functional areas of mySAP PLM include life-cycle data management, life-cycle collaboration, program and project management, quality management, asset life-cycle management, and environmental health and safety.

mySAP PLM is particularly valuable to industries that require product innovation and rapid product development, such as high-tech, industrial manufacturing, construction, aerospace and defense, and automotive. Process, consumer products, and service industries can also benefit from the functions of mySAP PLM.

          mySAP Supply Chain Management (mySAP SCM)

mySAP SCM helps companies manage materials, information, and finances along the entire supply chain, which encompasses the many processes involved in sourcing, manufacturing, and distribution. Supply chain management involves coordinating and integrating these processes both within an enterprise and among suppliers, customers, and business partners.

Key functions of mySAP SCM include supply chain planning, execution, collaboration, and coordination. Through these functions, mySAP SCM helps companies and their partners to easily view inventory levels, orders, supplier and customer allocations, forecasts, production plans, and key performance indicators so that they can work collaboratively toward an efficient supply chain. In addition, mySAP SCM supports fulfillment processes through availability checks, inventory management, and delivery. It also monitors the execution of supply chain activities, creating alerts in the event of deviation from plans. This helps a company to react quickly and remain flexible when faced with sudden changes in customer demand or production requirements.

          mySAP Supplier Relationship Management (mySAP SRM)

mySAP SRM helps organizations manage their spending practices to achieve lower costs and higher profitability. It helps to connect suppliers through automated bidding and procurement processes. As a result, it offers immediate insights into spending trends while helping reduce the cost of goods and services organization-wide.

From strategy to execution, mySAP SRM covers the full supply cycle, helping organizations optimize supplier selection, increase collaboration, and compress purchasing cycle times. By standardizing key purchasing processes, mySAP SRM helps ensure that all buyers throughout the organization follow established rules and contract pricing guidelines.

mySAP SRM aims at a full integration with other procurement-related business processes, including supply chain management, product life-cycle management, customer relationship management, and ERP.

          SAP R/3 Enterprise

SAP R/3 Enterprise is the last release of SAP R/3, succeeded by mySAP ERP. Standard maintenance will be provided until March 2009, extended maintenance will be provided until March 2012.

SAP Industry-Specific Solutions

      Because different industries have different requirements and business processes, SAP has developed distinct industry-specific solutions that contain tailored versions of mySAP Business Suite solutions. These industry-specific solutions draw on SAP’s extensive experience in serving the unique needs of each of these industries, and are frequently updated based on information derived through our close relationships with our customers and with various industry groups. We believe our focus on industry-specific solutions gives SAP a unique position in the marketplace over companies that offer “generic” business solutions.

      Our different industry solutions are grouped into six industry sectors as shown below:

Process Industries
  •  SAP for Chemicals
  •  SAP for Mill Products
  •  SAP for Oil & Gas
  •  SAP for Pharmaceuticals
  •  SAP for Mining

Discrete Industries
  •  SAP for Aerospace & Defense
  •  SAP for Automotive
  •  SAP for Engineering, Construction & Operations
  •  SAP for High Tech
  •  SAP for Industrial Machinery & Components

Consumer Industries
  •  SAP for Consumer Products
  •  SAP for Retail
Services Industries
  •  SAP for Media
  •  SAP for Hospitality Services
  •  SAP for Logistics Service Providers
  •  SAP for Postal Services
  •  SAP for Railway Services
  •  SAP for Telecommunications
  •  SAP for Utilities
  •  SAP for Professional Services

Financial Services
  •  SAP for Banking
  •  SAP for Insurance
  •  SAP for Financial Service Providers

Public Services
  •  SAP for Healthcare
  •  SAP for Higher Education & Research
  •  SAP for Public Sector
• SAP for Defense & Security

SAP NetWeaver

      The technical foundation of our Enterprise Services Architecture is referred to as SAP NetWeaver. As discussed above, with it’s integration and application platform it allows users to integrate and process business information from disparate sources in a variety of ways.

      SAP NetWeaver incorporates the integration capabilities of today’s flexible Web Services architecture and aims to be fully interoperable with two of the major development standards, Microsoft .NET and IBM WebSphere (J2EE). By doing so, SAP NetWeaver makes it easier for customers to link both non-SAP and SAP applications to work together. SAP NetWeaver also makes it easier for customers to evolve into a more flexible technology architecture while containing costs.

      Through its ability to integration of data from different applications, SAP NetWeaver gives customers new ways of making use of all their current application investments while also allowing them to create new applications that are composed of components from older, pre-existing applications. For example, it brings together data from multiple SAP and non-SAP applications to be viewed through a Web-based portal. In addition, it enables analytical applications to gather the data from every other application and create a single, unified view for making better business decisions. SAP NetWeaver also aims at allowing the customer to organize multiple applications into an automated business process.

      Because of its open platform design, we believe that SAP NetWeaver will permit customers to reduce the maintenance costs of all their IT systems. While all components of SAP NetWeaver are already released, we expect to release the complete SAP NetWeaver solution to reference customers by the end of March 2004. Sales for SAP NetWeaver alone are not expected to be significant as it is a value-added component of our products, and the majority of our existing customers will receive SAP NetWeaver as an upgrade to their current software packages. But SAP NetWeaver will make it easier for customers to upgrade older SAP applications and implement new ones.

      SAP NetWeaver currently includes the following components:

SAP Business Intelligence (SAP BI)

SAP Business Intelligence is an information and knowledge management component that includes a business intelligence platform, a comprehensive set of data management tools, and data warehousing capabilities. It enables organizations to access, analyze, and disseminate relevant and timely information. Key features of SAP Business Intelligence include data warehousing, online analytical processing of information, report design and creation, and performance management.

SAP Enterprise Portal (SAP EP)

SAP Enterprise Portal is a Web-based gateway solution that brings together collaboration, knowledge management, and relevant content by integrating diverse information, applications, and services. The solution aims at allowing a user to access from one location many types of company-wide information, including SAP applications, third-party applications, databases, data warehouses, desktop documents, and Web content and services. SAP Enterprise Portal is designed to improve collaboration, speed information sharing, enhance availability of information for decision making and boost employee productivity. SAP Enterprise Portal includes patented technology that allows users to work with information from different sources. “Drag and relate” capabilities are designed to allow users to access, interconnect, update, edit, and delete information in multiple software applications and data sources without restrictions resulting from different technologies.

SAP Exchange Infrastructure (SAP XI)

SAP Exchange Infrastructure provides open integration technologies that support SAP and non-SAP software components working together, whether those solutions are being run by the same or different organizations.

SAP Mobile Infrastructure (SAP MI)

SAP Mobile Infrastructure is the foundation for all SAP solutions for mobile business. It provides an open and secure platform that permits mobile computing users to access software and data — in either connected or disconnected mode.

SAP Master Data Management (SAP MDM)

SAP Master Data Management is a standardized offering designed to solve the challenges of data integration from multiple systems, physical locations, and vendors. SAP Master Data Management helps achieve information integrity across a network of suppliers and customers by allowing companies with different IT systems, including different software systems, to consolidate, harmonize, and centrally control data.

SAP Web Application Server (SAP Web AS)

SAP Web Application Server is the application platform of SAP NetWeaver. It is designed to allow an organization to gain more value from its existing IT assets by permitting the organization to deploy flexible solutions and develop new applications based on existing applications. It also facilitates the creation of Web-based services. This flexibility supports the exchange of data between different organizations, and the creation of business applications and processes that incorporate solutions from multiple entities’ IT systems with which the customer interfaces in its business.

SAP Solutions for Small and Mid-Market Segments

      SAP provides a broad range of business solutions for the small and mid-market segments. In general, the combination of certain criteria such as:

•	company revenue;

•	the number of employees;

•	standardized versus more sophisticated solutions; and

•	level of desired partner involvement

will determine the solutions and channel by which our customers purchase and implement SAP solutions. The boundaries of these market segment definitions vary from country to country on a relative scale.

      The small business market segment is served through a network of approved SAP business partners. Two families of solutions fall under this initiative: mySAP All-in-One and SAP Business One. Both offerings provide integrated application packages that are designed for quick implementation and priced for the small and mid-market segments. They are targeted primarily to independent small and midsize businesses, but are also of interest to subsidiaries of larger corporations in which the corporate applications are from SAP.

      The mid-market segment includes two sub-segments: First, at the lower end, are those companies that require pre-packaged business solutions. These companies are served through a network of approved SAP business partners selling the mySAP All-in-One and SAP Business One solutions. Second, at the higher end of the mid-market segment, are those companies that require more sophisticated mySAP Business Suite solutions, which are delivered through SAP’s direct sales and support organization.

      SAP also collaborates with partners such as IBM, HP, American Express, and Dell, leveraging the distribution models of these companies to extend the customer and channel reach of mySAP All-in-One and SAP Business One solutions worldwide.

      SAP solutions for the small and mid-market segments range in scope from mySAP Business Suite to SAP Business One:

mySAP Business Suite

Many mid-market organizations find that mySAP Business Suite offers scalable solutions that fit their requirements and budgets. These organizations are served through the SAP direct sales organization.

mySAP All-in-One

mySAP All-in-One solutions are software applications created and delivered through a network of approved SAP business partners. These solutions meet the needs of companies that require a high degree of industry-specific functionality. mySAP All-in-One solutions are based on components of mySAP Business Suite solutions and incorporate pre-defined business process knowledge that can be tailored to the specific needs of a customer. There are currently over 350 mySAP All-in-One certified solutions available worldwide.

SAP Business One

SAP Business One is an easy-to-use business automation software solution that aims at enabling emerging businesses to streamline their operational and managerial processes and gain better control of their organizations. Through its intuitive user interface, SAP Business One helps delivering on-demand access to critical real-time information. In addition, it supports standard horizontal (non-industry specific) business processes such as financial management, warehouse management, purchasing, inventory management, payment, and sales force automation. SAP Business One targets organizations with up to 250 employees. SAP Business One is based on the technology gained through SAP’s 2002 acquisition of TopManage.

SAP xApps

      In 2002 we announced a new breed of applications. SAP xApps composite applications deliver advanced business practices in applications that are easy to implement and that are built on existing software applications. SAP xApps are designed for SAP NetWeaver.

      The first SAP xApps introduced was SAP xApp Resource and Program Management (SAP xRPM). SAP xRPM is a comprehensive project portfolio management application that aims at synchronizing information and processes from project, human resources, financial, and time-tracking systems — both SAP and non-SAP.

      Other SAP xApps currently available include SAP xApp Emissions Management (SAP xEM) and SAP xApp Product Definition (SAP xPD). Certified partners can develop certain xApp solutions.

SAP Solutions for Mobile Business

      SAP Solutions for Mobile Business allow users of SAP’s solutions to access various SAP mobile business software applications beyond desktop PCs and wire-bound networks. The foundation of mySAP Mobile Business is a technology platform that enables this mobility. Online functionality enables users to deploy SAP solutions for mobile business inside a company through a wireless local area network or outside the company through wide-area mobile data networks. Off-line functionality allows applications to function locally so employees can use mobile devices such as smart phones and personal digital assistants without a network connection.

      The two key functional areas of SAP solutions for mobile business are mobile access and mobile applications. Mobile access can be provided through all popular devices in both wired and wireless formats. SAP solutions for mobile business also provides mobile applications based on SAP’s industry solutions and is designed to support industry-specific requirements.

Packaged Solutions

      SAP packaged solutions comprise predefined combinations of applications, components, services, and content aimed at solving a specific business issue. They feature tightly scoped and limited-risk implementation, and are designed to mitigate risk and deliver faster return on investment.

      SAP packaged solutions are delivered by SAP Consulting or SAP services partners, using accelerated implementation methodologies to help customers achieve a quick return on investment.

SAP Customer Services Network

      In addition to its software solution portfolio, SAP provides comprehensive service offerings such as consulting, custom development, education, hosting, and support services in SAP Customer Services Network (SAP CSN). Delivered by SAP and its partners, these services focus on customers’ unique business requirements. SAP Customer Services Network helps customers to optimize benefit, cost and return on SAP and related IT investments.

As of December 31, 2003, 12,713 employees were providing consulting, support, and training services.

SAP CSN includes the following business areas:

          SAP Consulting

SAP Consulting offers consulting, implementation, and optimization services to minimize risk and maximize return on an organization’s investment in SAP software.

SAP Consulting brings together SAP specialists, SAP product development professionals, and certified partners to provide a single point of contact for customers seeking assistance with their SAP systems through the system life cycle. SAP Consulting offers the delivery of consistent services and methodologies at customer locations around the world.

          SAP Consulting covers:

•	strategic consulting services — to ensure that an organization’s IT infrastructure supports its business goals;

•	solution delivery services — to get software up and running quickly and cost-effectively;

•	operations services — to enable solutions to grow and adapt with changing customer needs; and

•	life-cycle management services — to cover every phase of deploying and operating a customer’s solution.

          SAP Education

SAP Education provides training required for SAP customers and partners to maximize the benefits attained from SAP systems. SAP Education services include assessment, education delivery, testing and certification, and continuous improvement.

SAP Education’s curriculum includes more than 280 different courses, offered at more than 80 training centers worldwide, and onsite at customer locations.

          SAP Active Global Support

SAP Active Global Support offers a broad range of services to cover planning, implementation, operations, upgrades, and continuous improvement.

SAP Active Global Support aims at ensuring the optimum performance of customers’ SAP solutions — and the maximum benefit to their business. For example, SAP experts advise customers on choosing and deploying the support structures and processes that best meet their needs. In addition, they can resolve system issues — before the customer’s system goes “live.” As a result, customers benefit from optimized system performance.

Once a customer’s SAP solution is up and running, support and maintenance continue with help-desk services, online monitoring, remote maintenance, and on-site assistance. SAP Active Global Support can help customers spot bottlenecks, plan resources, and migrate to new releases and technologies.

          SAP Custom Development

SAP Custom Development (formerly known as SAP Global Custom Development Services) aims at delivering custom designed solutions to solve our customers’ unique business needs. The service portfolio includes not only full-scale custom development projects, but also spot-services such as custom development strategic planning, project management, and quality and risk assessment services for those customers that may already have development teams at hand. The services portfolio also includes continuous improvement services like maintenance to ensure the long-term health of our customers’ custom-developed solutions, as well as SAP Modification Clearing for those customers ready to remove existing software modifications as they move to newer releases of SAP software.

          SAP Hosting

SAP Hosting allows organizations to move to SAP software solutions quickly, easily, and cost effectively. Its services include:

•	Application hosting: Provides infrastructure, implementation, operational, and ongoing support for selected applications that can be accessed by the customer through a Web browser.

•	Marketplace hosting: Includes hosting of marketplaces, private exchanges, auction sites, and specific, customized applications.

•	Application service provisioning (“ASP”) solutions: Combine software, infrastructure, service, support, and rapid implementation for turnkey solutions. These are delivered to customers as services from a single provider. With ASP solutions, customers do not obtain a perpetual license, but subscribe to the application service for a periodic fee.

Seasonality

      As is common in the software industry, our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2003, 2002 and 2001 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

Revenue by Geographic Region

      We operate our business in three principal geographic regions, namely EMEA, which represents Europe, Middle East and Africa, the Americas, which represents both North America and South America, and Asia-Pacific, which represents Japan, Australia and parts of Asia. We allocate revenue amounts to the region in which the customer is located. See Note 34 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

      The following table sets forth, for the years indicated, the total revenue attributable to each of our three principal geographic regions:

	2003	2002	2001

	(in € millions)
Germany	1,670.3	1,654.1	1,468.7
Rest of EMEA	2,299.6	2,394.1	2,317.5

Total EMEA	3,969.9	4,048.2	3,786.2

United States	1,736.4	1,969.7	2,084.1
Rest of Americas	479.8	531.9	640.0

Total Americas	2,216.2	2,501.6	2,724.1

Japan	441.5	485.9	444.1
Rest of Asia-Pacific	397.0	377.1	386.4

Total Asia-Pacific	838.5	863.0	830.5

Total revenue	7,024.6	7,412.8	7,340.8

      EMEA. In recent years EMEA was the source of SAP’s strongest revenue growth, but in 2003 revenue growth stalled in that region. In Germany, SAP’s home country, where double-digit growth percentages were achieved in the past, economic conditions were particularly difficult in 2003, and revenue increased only slightly, by 1% to €1,670.3 million from 2002. Quarterly revenues in Germany were also uneven during 2003. For the first three quarters, revenues in Germany were lower in 2003 than for each corresponding quarter in 2002, whereas revenues in the fourth quarter of 2003 were up 4% as compared with the fourth quarter of 2002. Approximately 56.5% of our 2003 total revenue was derived from the EMEA region compared to 54.6% in 2002. Approximately 42.1% of revenue for the EMEA region in 2003 was derived from Germany compared to 40.9% in 2002. The remainder of the revenue for the EMEA region in 2003 was derived primarily from the United Kingdom, Switzerland, France, Italy and the Netherlands. The number of our employees in the EMEA region increased by 3.4% from 19,760 at December 31, 2002 to 20,428 at December 31, 2003. In Germany, the number of our employees increased by 3.6% to 13,475 at December 31, 2003 compared to 13,002 at December 31, 2002. See “Item 6. Directors, Senior Management and Employees — Employees.”

      Americas. Approximately 31.5% of our 2003 total revenue was derived from the Americas region compared to 33.7% in 2002. Revenues declined from 2002 to 2003 by 11.4% to €2,216.2 million. Revenue from the United States in 2003 was €1,736.4 million, representing approximately 78.3% of SAP’s total revenue for the Americas region compared with €1,969.7 million and 78.7% of SAP’s total for the Americas region for 2002, a decline of 11.8%. Exchange rate fluctuations in favor of the euro had a particularly strong negative impact on revenue figures for the Americas region. SAP’s United States subsidiary reflected a 5% revenue growth figure on a constant currency basis. The 9.8% annual revenue decline in the remaining Americas regions from 2002 to 2003 also resulted primarily from currency translation effects. On a constant currency basis, SAP’s revenue for the Americas region excluding the U.S. increased 8% from 2002 to 2003. The non-U.S. countries of the Americas region recorded total revenues of €479.8 million, a 9.8% decrease from 2002. Most non-U.S. revenue for the Americas region was derived from Canada, Brazil, Mexico, Venezuela and Colombia. The number of employees in the Americas region decreased by 4.2% from 6,345 at December 31, 2002 to 6,080 at December 31, 2003.

      Asia-Pacific. Approximately 11.9% of our 2003 total revenue was derived from the Asia-Pacific region, compared to 11.6% in 2002. In 2003, SAP’s revenue for the Asia-Pacific region was derived primarily from Japan, Australia, Singapore, India, South Korea and Malaysia. Our revenue in the Asia-Pacific region decreased from 2002 by 2.8% to €838.5 million in 2003. Revenue attributable to Japan decreased €44.4 million, or 9.1% from €485.9 million in 2002 to €441.5 million in 2003, and accounted for more than half of total revenues in the Asia-Pacific region. Exchange-rate fluctuations were a substantial factor in the revenue decline in Japan from 2002 to 2003. On a constant currency basis, revenues derived in Japan were essentially unchanged from 2002 to 2003. In the rest of the Asia/ Pacific region, total revenue increased 5.3% from 2002 to 2003 (16% increase on a constant currency basis) In the Asia-Pacific region, the number of employees increased by 14.5% from 3,269 as of December 31, 2002 to 3,743 as of December 31, 2003, which is mainly due to the expansion of our research and development facilities in India and China.

Software Revenue by Solution

      In 2001 we began to allocate software revenues to specific software solutions for internal reporting purposes. These allocations include revenues from contracts for specific solutions and for integrated solution contracts, which are mostly allocated based on the results of usage surveys provided by our customers for solutions that are licensed in a suite of business solutions. Such surveys reflect the customer’s expected use of the various solutions within their integrated contract, although customers’ actual use may differ from their expectations at the time they complete the surveys. We are only able to monitor the total number of seats deployed but we have no ability to monitor differences between a customer’s actual use of the specific software solutions and the usage reported in the surveys. Nevertheless, we allocate revenues for internal purposes, based upon the number of users and user type by solution as specified in the initial customer surveys. Revenues recognized are allocated to each applicable solution based upon weighted average values per solution resulting from the number of each user type per solution, as provided by the customer, multiplied by the respective price per user type as set forth in our standard price list. We then allocate the recognized revenue for the software license based upon each solution’s weighted average values. The remainder of revenues, which relate to R/3, industry solutions and software engines are specifically identified in the license if applicable, and are allocated to the specific software solutions at fixed ratios based upon the functional capabilities to which they relate. This methodology is applied to each individual mySAP Business Suite contract. Although we believe this methodology of allocating revenue to specific software solutions reasonable, and we apply this methodology on a consistent basis, there can be no assurance that such calculated amounts reflect the amounts that would result had we individually licensed each specific software solution.

	2003	2002	2001

	(in € millions)
mySAP SCM	477.1	464.0	582.9
mySAP CRM	440.1	473.0	444.9
mySAP PLM	156.1	168.0	196.0
mySAP BI/mySAP Enterprise Portals/ mySAP
SRM/mySAP Marketplaces	273.1	259.0	415.9
mySAP Financials/ mySAP Human Resources	801.2	927.0	940.8

Total software revenue	2,147.6	2,291.0	2,580.5

Revenue by Industry Sector

      We identified six industry sectors in order to focus our product development efforts on the key industries of our existing and potential customers and to provide best business practices and specific integrated business solutions to those industries. We allocate our customers at the outset of an initial arrangement to an industry. All subsequent revenues from a particular customer are recorded under that industry sector for that customer. The following table sets forth the total revenues attributable to each industry sector for the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001

	(in € millions)
Process Industries	1,381.3	1,537.0	1,524.3
Discrete Industries	1,659.4	1,764.1	1,807.5
Consumer Industries	1,243.8	1,299.7	1,186.8
Service Industries	1,664.5	1,765.9	1,849.8
Financial Services	474.1	514.8	448.2
Public Services	601.5	531.3	524.2

Total revenue	7,024.6	7,412.8	7,340.8

      Despite currency effects and the difficult economy in 2003, total revenue from the public services sector increased 13.2% from 2002. In an environment impacted by significant exchange-rate fluctuations, revenue from all other sectors declined from 2002 to 2003.

      Revenue from the process industries sector declined the most, resulting in an overall decline of that sector’s revenue compared to total revenue by approximately 1%. As in 2002, the service and discrete industries sectors generated the most revenue in 2003.

Sales, Marketing and Distribution

      SAP AG primarily uses its worldwide network of subsidiaries to market and distribute SAP’s products and services locally. Those subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary acquires the right to sublicense SAP AG’s products to customers within a specific territory and agrees to provide primary support to those customers. Under these agreements, the subsidiaries retain a certain percentage of the revenue generated by the sublicensing activity. We began operating in the U.S. in 1988 through SAP America, Inc., a wholly owned subsidiary of SAP AG. Since then, the U.S. has become one of our most important geographic regions. In certain countries, we have established distribution agreements with independent resellers rather than with subsidiaries particularly with regard to the Business One and All-in-One solutions.

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

      We supplement certain of our consulting and support services through alliances with hardware and software suppliers, systems integrators and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the alliance partner ranges from pre-sales consulting for e-business solutions to the implementation of our software products to project management and end-user training for customers and, in the case of certain hardware and software suppliers, to technology support.

      SAP’s marketing efforts cover large, multinational groups of companies as well as smaller and midsize companies. We believe our solutions and services meet important needs of all kinds of customers and are not dependent on the size or industry of the customer.

      Capitalizing on the possibilities of the Internet, we actively make use of online marketing. Solutions such as the mySAP Enterprise Portal can be tested online via the Internet Demonstration and Evaluation System, which also offers special services to introduce customers and prospects to new solutions and services.

Partnerships, Alliances and Acquisitions

      Partnerships and strategic alliances are a key element of broadening the solutions and services offered to SAP customers. SAP’s close collaboration with partners across the life cycle of a customer solution is a key element in enhancing customer satisfaction. We characterize our partnerships and strategic alliances into eight categories that together constitute what we refer to as the SAP Partner Services Network. Within most categories, our partners may achieve the status of a local or global partner. We expect our alliance partners to provide customers with joint strategic solutions. Our partners generally have a strong position in a particular line of business or cross-industry and complement the range of SAP solutions in these areas. The partner categories are: Services Partners, Technology Partners, Software Partners, Hosting Partners, Business Partners, Content Partners, Education Partners and Support Partners. Our partner network includes more than 1,500 companies across all partner categories.

      SAP has entered into agreements with a number of leading software, technology and services companies to cooperate and ensure that certain of the software, technology and/or services, products and solutions offered by such suppliers complement SAP’s software products.

      In 2001, we acquired the assets of TopTier, Inc. (“TopTier”) for approximately U.S.$ 379 million in cash excluding cash acquired. See Note 4 of “Item 18. Financial Statements,” for more information on the acquisition of TopTier. TopTier, which was renamed SAP Portals, Inc., specializes in technologies for creating enterprise portals. During 2002, SAP Portals and SAP Markets (another sub-group of SAP) and their subsidiaries were reintegrated and merged with and into SAP AG and certain subsidiaries of SAP AG.

      As discussed in Note 36 to our consolidated financial statements in “Item 18. Financial Statements,” our strategic alliance with Commerce One expired, although certain terms of the strategic alliance agreement, which was entered into in 2000, as amended, survived expiration. The strategic alliance was focused on jointly delivering next-generation e-business marketplace solutions for the Internet economy. The agreement was amended in September 2003 to provide for various support and transition efforts in connection with the expiration.

      Our shareholdings in Commerce One were not impacted by the expiration of the strategic alliance agreement. Under the terms of the strategic alliance agreement that are still effective, SAP AG has certain registration rights and pro-rata rights to purchase additional shares of Commerce One’s common stock in the future, as well as the right to have a representative of SAP appointed to Commerce One’s board of directors. We have also agreed to certain limitations on our ability to transfer our shares of Commerce One common stock, our ability to acquire more than 23% of Commerce One’s outstanding common stock or to attempt to acquire Commerce One in a transaction not approved by Commerce One’s board of directors. The carrying value of our investment in Commerce One was zero as of December 31, 2003 and 2002 as a result of the recognition of an other than temporary impairment charge and the continued application of the equity method of accounting in 2002. See additional discussion under Note 4 and 16 of “Item 18. Financial Statements,” and “Item 5. Operating and Financial Review and Prospects — Operating Results.”

      We are not aware of any public takeover offers by third parties in respect of our shares that have occurred in either the last or the current financial year. On March 23, 2004 we announced our intention to bid for all the shares not currently owned by us of SAP Systems Integration AG (SAP SI), our 70.3% owned subsidiary at a purchase price per share of €20.40. If all the shares not already owned by us are tendered in the offer, we expect the total purchase price for those shares together with costs associated with the transaction to be approximately €230 million. The offer is expected to be completed in the first half of 2004. We believe the acquisition of the additional shares will allow us to strengthen our global capabilities for IT-strategy consulting offerings. In 2003 and through March 23, 2004 we did not make a public takeover offer in respect of any other company’s shares other than in respect of SAP SI. Part of our strategy involves growth through acquisitions and other transactions. We routinely evaluate various alternatives and engage in discussions and negotiations with potential parties to such transactions.

Intellectual Property, Proprietary Rights and Licenses

      We believe that none of the individual patent or technologies owned or licensed by us is material to our business. We may however be significantly dependent in the aggregate on technology that we license from third parties that is embedding those technologies into our products or reselling to our customers.

      We have and continue to license numerous third party software products that we incorporate into our existing products. The termination rights and term of these agreements vary. We try to protect us in the respective agreements by defining certain rights in case such agreements are terminated. The termination rights and terms of each license agreements vary, but the various protections generally include receiving maintenance for a certain period of time in maintenance after termination, the right to distribute the then-current software release for a certain period of time after termination and the right to transfer the relevant intellectual property to SAP if we desire. In many cases we agree on an escrow for the term of the agreement to allow us to provide maintenance in case we are unable to retain it from the third party licensor.

Organizational Structure

      As of December 31, 2003, SAP AG was the holding company of 96 subsidiaries whose main task is the distribution of SAP’s products and services on a local basis. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.

      The following table illustrates our most significant subsidiaries based on revenues:

	Ownership	Country of
Name of Subsidiary	%	Incorporation	Function

Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales, consulting and training
Rest of Europe / Middle East / Africa
SAP (UK) Limited, Feltham	100	Great Britain	Sales, consulting and training
SAP (Schweiz) AG, Biel	100	Switzerland	Sales, consulting and training
SAP FRANCE S.A., Paris	100	France	Sales, consulting and training
SAP ITALIA Sistemi, applicazioni, prodotti in data processing s.p.a., Milan	100	Italy	Sales, consulting and training
SAP Nederland B.V.,’s-Hertogenbosch	100	The Netherlands	Sales, consulting and training
Americas
SAP America, Inc., Newtown Square	100	USA	Sales, consulting and training
SAP Canada Inc., Toronto	100	Canada	Sales, consulting and training
Asia / Pacific
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales, consulting and training, research and development

Description of Property

      Our principal executive, administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Walldorf and St. Leon-Rot, Germany, approximately 60 miles south of Frankfurt/ Main. We commenced major expansions at these locations in 2000 and finished those enhancements in 2003 involving capital expenditures of €129 million through 2003. This expansion resulted in additional 240 thousand square feet or approximately 955 workplaces in St. Leon-Rot and 192 thousand square feet or approximately 1,215 workplaces in Walldorf.

      In addition, during 2001, we expanded our data center in St. Leon-Rot involving capital expenditures of €62 million. The expansion added 172 thousand square feet necessary for running SAP’s own IT system and IT equipment required to provide customer services such as support services. This expansion did not add material workspace for employees. Currently, we believe we have enough capacity in this data center for the next 5 years.

      We commenced major expansions at our owned research and development facility in Bangalore, India during 2003. During 2003 we increased capacity at the facility by 750 workplaces. Additional expansion is expected to be finalized by June 2004 that will result in an additional 400 workplaces. Together the expansions are expected to add 79 thousand square feet and involve capital expenditures of approximately €20.4 million in the aggregate, €2.1 million for the land and €18.3 million for the building. Depending on demand and growth, we can add additional workspace in later modular phases if necessary. We own sufficient undeveloped land to expand the facilities by up to 4,000 workplaces.

      We own property in Newtown Square, Pennsylvania, which we use as our U.S. headquarters for the Americas and for regional operations for administration, marketing, sales, consulting, training, customer support and research and development. We own or lease sufficient undeveloped land to expand the facilities in Newtown Square. See Note 31 “Other Financial Commitments” of “Item 18. Financial Statements,” for details on an agreement to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania.

      We have financed all expansions through working capital and existing credit facilities described herein under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

      While it is difficult to ascribe production capacity to office space, we generally assume that we need approximately 183 square feet per employee for research and development activities and administrative services, and approximately 140 square feet per employee for sales, training and consulting activities.

      The location of each of our other facilities in excess of 40,000 square feet, all of which are leased (unless otherwise indicated), is set forth below:

Country, City	Facility Description

Austria, Vienna	Sales, consulting, training, marketing and customer support
Belgium, Brussels	Sales, consulting and training
Brazil, São Paulo	Sales, consulting and training
Bulgaria, Sofia	Sales and development
Canada, Toronto, Ontario	Sales, consulting, training and marketing
Czech Republic, Prague	Sales, consulting and training
Denmark, Copenhagen	Sales, consulting, training and customer support
France, Paris	Sales, consulting, training and marketing
Germany, Dresden	Consulting and customer support
Germany, Freiberg	Consulting
Germany, Munich	Research and development, sales and consulting
Germany, Hamburg	Sales, consulting and training
Germany, Bensheim	Sales and consulting
Germany, Ratingen	Sales and consulting
Germany, St. Ingbert (owned)	Research and development, sales and consulting
Germany, St. Leon-Rot (owned)	Research and development and customer support
Hungary, Budapest	Sales, consulting, training and customer support
India, Bangalore (owned)	Research and development
Ireland, Dublin	Customer support
Italy, Milan	Sales, consulting and training
Japan, Tokyo	Sales, marketing and training
Mexico, Mexico City	Sales, consulting, training and customer support
The Netherlands,’s-Hertogenbosch	Sales, consulting and training
Portugal, Lisbon	Sales and consulting
Singapore, Singapore	Sales, customer support and research and development
South Africa, Johannesburg	Sales, consulting, training, customer support, research and development
Spain, Madrid	Sales, consulting, training, research and development and customer support
Sweden, Stockholm	Sales, consulting, training, marketing and customer support
Switzerland, Biel (owned)	Sales and marketing
Switzerland, Regensdorf	Training
United Kingdom, Feltham (owned)	Sales, consulting, training and customer support
United Kingdom, Hayes	Training
United States, Palo Alto, California	Research and development, sales and consulting
United States, Waltham, Massachusetts	Sales, consulting and training
United States, Chicago, Illinois	Sales, marketing, consulting, training and research and development
United States, Newtown Square	Sales, consulting, training, research and development and customer support
United States, Foster City, California	Training
United States, Atlanta, Georgia	Sales, marketing, consulting and training

      We believe that our facilities are in good operating condition and adequate for their present and anticipated usage. We are not aware of any environmental issue that may affect the utilization of our current facilities.

Capital Expenditures

      SAP’s capital expenditures for intangible assets and property, plant and equipment, were €275 million for the year ended December 31, 2003, €309 million for the year ended December 31, 2002 and €378 million for the year ended December 31, 2001. Principal areas of investment during 2003 related to construction of buildings, primarily in Germany and India, and to the purchase of computer hardware to support ongoing increases in employees and global operations. During 2004, we expect to spend approximately €100 million for the purchase of computer hardware and other business equipment and approximately €61 million to fund the construction of additional facilities. See “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 34 to our consolidated financial statements in “Item 18. Financial Statements,” for further details regarding capital expenditures, including information about capital expenditures by geographic region.

Item 5.	Operating and Financial Review and Prospects

Overview

      For the year ended December 31, 2003, our revenue and income before income taxes, minority interests and extraordinary gain were approximately €7,024.6 million and €1,776.6 million, respectively, as compared to €7,412.8 million and €1,107.7 million, respectively, for the year ended December 31, 2002. Net income was €1,077.1 million and €508.6 million for the years ended December 31, 2003 and 2002, respectively. SAP consists of SAP AG and our network of 96 operating subsidiaries and has a presence or a representation in over 120 countries.

      We operate worldwide and define the following three geographic regions: EMEA, the Americas and Asia-Pacific. We have three lines of business that constitute our reporting segments: products, consulting and training. Furthermore, SAP focuses on six industry sectors, namely process, discrete, consumer, service, financial and public services. For a discussion of our geographic regions and industry sectors, see “Item 4. Information about SAP — Description of the Business — Revenue by Geographic Region,” “— Revenue by Industry Sector,” “— SAP Strategy — mySAP Business Suite” and Note 34 to our consolidated financial statements included in “Item 18. Financial Statements.”

      SAP’s principal sources of revenue are sales of products and services. Product revenue consists primarily of software license fees and maintenance fees. License fees are derived from the licensing of SAP software products to customers. SAP provides optional maintenance for a fixed percentage calculated on the basis of the initial license fee paid by the customer. Maintenance entitles the customer to updates, upgrades and enhancements through new product releases, versions and correction levels, telephone support on the use of the products and assistance in resolving problems, remote support, access to online bulletin board support services as well as a world-wide remote monitoring and diagnostics service for SAP solutions. Our service revenue consists of consulting and training revenue, which is derived primarily from the services rendered with respect to implementation of our software products and training of customer project teams and end-users, as well as training third-party consultants with respect to SAP software products.

      The following discussion is provided to enable a better understanding of our operating results for 2003, including:

•	key factors that impacted our performance during 2003;

•	discussion of our operating results for 2003 and 2002; and

•	our outlook for 2004, including certain risks that may impact us.

      This executive summary should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”

Key factors

Signs of worldwide economic recovery

      For the global economy, 2003 was not as good as many had anticipated. Actual world economic growth was lower than expected. At the end of 2002, the World Bank forecasted overall economic growth of 2.5% for 2003. In September 2003, the World Bank revised that estimate to an even 2%. Likewise, the Organization for Economic Co-operation and Development (OECD) initially forecasted 1.8% growth for the euro zone in 2003, but later downgraded its expectations and in February 2004 published a final growth rate for the euro zone of just 0.4%.

      Global development was hampered in the first few months of 2003 by the war in Iraq, the SARS outbreak, and other factors, but general economic production in the industrialized nations began to rise in the second quarter of 2003. However, growth was uneven. The U.S. led the improvement with a consumer-fueled recovery. Capital spending in the U.S. only began to increase toward the end of 2003.

      After more than a decade of recession, the Japanese economy experienced a long-awaited recovery. According to the OECD, the Japanese economy benefited in particular from a better investment climate in the process industries and the positive development of neighboring economies. In contrast, the economy of the euro zone remained relatively stagnant. In their expert report published in the fall of 2003, the six leading German institutes for economic research predicted zero gross domestic product (GDP) growth for Germany in 2003.

IT market bottoms out

      The global IT market moved in parallel with the overall economy, and industry analysts also lowered their forecasts over the course of the year. SAP assumes that the reluctance to invest in IT, which emerged in 2002, continued into 2003 and many companies cut their IT budgets during the year and lowered the average volume of their IT investments as they had done in 2002.

      Industry analysts had varying opinions on the growth of the IT industry but there was a general tendency toward restraint in their forecasts for 2003. This restraint was inspired primarily by developments in Europe and Japan. International Data Corporation (IDC) analysts revised their figures downward; while in April 2003 they expected worldwide IT spending to grow 2.3% in 2003, they adjusted this figure to just 1% in July 2003. Forrester Research also lowered its growth estimate from 1.9% to 1.3% in the middle of 2003.

      According to a survey by AMR Research of 200 IT decision-makers, IT spending rose again in the second half of the year in the U.S.. In the third quarter for example, IT spending was up 4.3% over the previous year. IT decision-makers in the U.S. responded skeptically in a Merrill Lynch survey in the third quarter of 2003. Survey respondents indicated that spending on IT had stabilized in 2003 but would not increase noticeably in the short term.

      Based on IT spending in the first six months of 2003, IDC estimated growth of 8.6% for 2003 in the Asia/Pacific region, excluding Japan. IDC predicted that Japanese IT investment would decline 1%. IDC also reduced its forecast for Western Europe during the course of the year. In April, they had estimated that IT spending in western Europe would grow 2% in 2003, but by July they predicted less than 1% growth for the year. The European Information Technology Observatory (EITO) forecast that revenue would fall 0.7% in 2003. And the German Association for Information Technology, Telecommunications and New Media (BITKOM) estimated zero growth for Germany in 2003.

      Over the course of the year, there were more and more indicators of hesitant recovery in the IT industry. After three years of restrained purchasing, for the time being, companies’ investment logjams peaked in 2003. According to analysts at Gartner, IT investment finally bottomed out in 2003.

Shifting Customer Demand

      In 2003, the highest priority among IT decision-makers was to optimize their IT landscapes and obtain additional value from existing systems. This was confirmed, for example, in April 2003 by IDC’s regular Project Barometer user survey about how the IT budget is spent. In the past, it was common for companies to fully reequip entire business areas with new software; in 2003, the trend was to add to existing IT in response to an isolated, immediate requirement. Companies focused mainly on tactical projects that brought quick-win and financial benefits with a rapid return on investment.

      As a result, customers sought to reduce the total cost of ownership of their IT systems and focused investment more on technologies to make IT systems more efficient with end-to-end, interenterprise business processes and to optimize existing system landscapes with future-proof technology and all-round integration.

      Falling demand put great pressure on prices in the software industry. Moreover, faltering enterprise software investment led to further consolidation of the market. The acquisition of J.D. Edwards & Company by PeopleSoft, Inc., which was announced in July, altered the balance between the major vendors of enterprise software. Oracle Corp.’s attempted hostile takeover of PeopleSoft, Inc. led to considerable insecurity in the market and, in SAP’s opinion, increased the pressure on prices, particularly in the U.S. In SAP’s experience, it is now more evident than ever that stability and security of investment play a critical role when customers decide on a software vendor. Consequently, we believe customers increasingly opted for long-term vendor partnerships based on trust.

      The trend in the IT market was for companies to strive to simplify their IT structures. Talking to our customers, we also found that the trend toward homogeneous system landscapes continues. This approach is seen above all as a way of avoiding high integration costs.

Operating Results

2003 Compared With 2002

Total Revenue

      At the beginning of 2003, we expected revenue to grow modestly for the year. We did not expect the ratio of product revenue to change significantly compared to 2002 and did not plan to increase the share of total revenue earned from services through disproportionate growth in consulting. Additionally, we did not expect revenue from training to be a significant growth contributor given the difficult spending environment. Early in 2003, there was a steady rise of the euro exchange rate compared to other major currencies, and consequently the impact on our results was not foreseeable. Compared to the dollar the exchange rate of the euro evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2002	1.0485
March 2003	1.0900
June 2003	1.1502
September 2003	1.1650
December 2003	1.2597
March 9, 2004	1.2428

      Ultimately the strength of the euro over the year reduced the euro value of revenues generated in other currencies. Total revenue decreased from €7,412.8 million for 2002 to €7,024.6 million for 2003, representing a decrease of €388.2 million or 5.2%. Foreign currency translation effects from the strengthening value of the euro during 2003 negatively impacted our total consolidated revenue by €578.9 million that is 8.0% over 2002. The drop in 2003 total revenue was due to decreases in software revenue of 6.3%, consulting revenue of 11.4% and a decrease in training revenue of 27.7% compared to 2002. Following the trend of recent years, maintenance revenues increased by 6.0%, reducing the overall decrease in total revenues.

      The following discussion is based on how we allocate revenues for classification in our consolidated statements of income, which is dependent on the nature of the sales transaction regardless of the operating segment it was provided by:

      Product Revenue. Product revenue, which consists of software revenue and maintenance revenue, increased from €4,713.6 million in 2002 to €4,716.4 million in 2003, representing an increase of €2.8 million or 0.1%.

      Software revenue decreased from €2,290.8 million in 2002 to €2,147.6 million in 2003, representing a decrease of €143.2 million or 6.3%. This decrease is substantially impacted by the negative foreign currency translation effects resulting from the appreciation of the euro compared to other currencies. While software revenue decreased by 6.3%, based on a constant currency basis, software revenue grew by 1% from 2002 to 2003.

      For a summary of software revenue by solution in 2003 see “Item 4. Information about SAP — Description of the Business — Software Revenue by Solution.” Based on orders received versus revenue recognized, the installed customer base accounted for 74% of SAP’s 2003 signed software contracts, with the remaining 26% coming from new customers (77% from installed customer base and 23% from new customers in 2002). We experienced an industry-wide trend away from a lower volume of very large contracts to a higher volume of smaller contracts.

      Maintenance revenue increased from €2,422.8 million in 2002 to €2,568.8 million in 2003, representing an increase of €146.0 million or 6.0%. On a constant currency basis, maintenance revenue grew by 15% from 2002 to 2003. With our growing installed base, this change in maintenance revenue was due primarily to the growth of software sales throughout 2002 and by the additional software contracts closed during 2003. Accordingly, maintenance revenues continued to increase constantly on a rolling four quarter basis. As a significant portion of our software sales are finalized in the last quarter of the year, the trend showing increases in the respective maintenance revenue that follows in subsequent quarters is expected to continue. The biggest contributor to the increase in maintenance revenues came from the sales region EMEA in 2003 due to strong software sales and lower foreign currency translation effects compared to other sales regions.

      Product revenue as a percentage of total revenue continues to be relatively high at 67.1%. The increase from 63.6% in 2002 was due primarily to the 14.0% decline in our service revenue.

      Service Revenue. Service revenue decreased by €365.3 million, or 14.0%, from €2,618.1 million in 2002 to €2,252.8 million in 2003.

      Consulting revenue decreased from €2,204.2 million in 2002 to €1,953.5 million in 2003, representing a decrease of 11.4%, but only 4% on a constant currency basis. The adverse economic conditions led to an overall price pressure environment. We focused more on improving profitability than on revenue growth. As a consequence we cut third party consulting resources previously deployed, which led to fewer revenues out of re-billed activities. Furthermore, mainly through normal attrition, the consulting work force decreased by approximately 3.5% on average, which contributed in a decline of consulting revenues.

      Consulting revenue as a percentage of total revenue decreased from 29.7% in 2002 to 27.8% in 2003.

      Training revenue decreased by 27.7% from €413.9 million in 2002 to €299.3 million in 2003. At constant currency, training revenues decreased by 21%. As in 2002 there was a continuing trend noted in the customers demand behavior. Customers continued to reduce their spending on employee training courses. Structurally, our customers’ demand shifted from traditional classroom training at our regional offices to requesting more customer specific on-site training and e-learning. We expect that this trend will continue in 2004.

Total Operating Expenses

      Total operating expenses decreased from €5,787.2 million in 2002 to €5,300.6 million in 2003, representing a decrease of €486.6 million or 8.4%. Foreign currency translation effects from the strengthening value of the euro during 2003 positively impacted our total operating expenses by €372.3 million that is 6.4% over 2002.

      Although total operating expenses declined, they were increased by expenses for stock-based compensation and settlements of stock-based compensation plans of €130.0 million in 2003 compared to €35.9 million in 2002.

Approximately €113.7 million of the overall reduction of €486.6 million was achieved through the continued expense savings measures and carefully spent investments. We believe the decline is mainly attributable to the following:

•	Our continued careful hiring policy: The overall headcount rose in the first half year of 2003 by 164, in the second half by 649 full time equivalents. Despite a growing workforce, we managed to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by shifting headcount from high cost locations to low cost locations. This resulted in an overall modest growth of personnel expenses, that were overcompensated by positive currency effects.

•	Focus on improving profitability in consulting: third party expenses in consulting went down due to a priority of profitability over revenue growth in a smaller and more competitive consulting services segment.

•	Additional replacements of third parties: We continued to replace third parties in our support and development departments by deploying our own resources and renegotiated vendor contracts.

•	Other stringent continued expense savings measures: Due to tight cost management, other expense items including travel dropped also on a constant currency basis. Furthermore we faced much lower restructuring expenses with €18.2 million in 2003 compared to €46.1 million in 2002.

      Notwithstanding the decline in revenue and the impact of changes in foreign currency exchange rates from 2002 to 2003, due to our strict cost reduction measures, operating income increased by 6.0% in 2003 to €1,724.0 million. Gross operating margin increased to 24.5% in 2003 from 21.9% in 2002.

Pro forma operating income

      We have provided guidance and related information in 2003 and 2002 using pro forma operating income on a consolidated basis. We use this information internally and believe this pro forma measure provides meaningful information to our investors because we exclude acquisition related charges and settlements of stock-based compensation plans to focus attention on the financial performance of our core operations. We exclude stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. This pro forma information is not prepared in accordance with U.S. GAAP and should not be considered a substitute for the historical financial information presented in accordance with U.S. GAAP. The pro forma measures used by us may be different from pro forma measures used by other companies.

      At the beginning of 2003 our target was to improve our pro forma operating margin (excluding expenses for stock-based compensation and acquisition-related charges) from 23% by at least 1 percentage point. In October we increased our guidance to an increase of pro forma operating margin by 1 to 1.5 percentage points.

      In 2003 the pro forma operating margin increased 4 percentage points to 27% despite the poor economic environment in many countries. Pro forma operating income (excluding expenses for stock-based and acquisition-related charges) increased from €1,688 million in 2002 to €1,880 million in 2003. Pro forma operating expenses (excluding expenses for stock-based and acquisition-related charges) in 2003 were reduced by 10% to €5,144.6 million.

      A reconciliation from U.S. GAAP operating income to pro forma operating income is as follows:

	2003	2002

	(in millions of €)
U.S. GAAP Operating income	1,724	1,626
Acquisition-related charges	26	26

LTI 2000 Plan/STAR Plan	125	9
Settlement of stock-based compensation plans in the context of mergers and acquisitions	5	27

Total stock-based compensation	130	36

Pro forma operating income excluding stock-based compensation and acquisition-related charges	1,880	1,688

      Cost of Product. Cost of product consists primarily:

•	customer support costs (message handling and bug fixing — delivered by the Global Support Organization and Development Support); and

•	license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers.

      Cost of product decreased by 2.5% from €860.4 million for 2002 to €839.0 million for 2003. As a percentage of product revenue, cost of product decreased from 18.3% in 2002 to 17.8% in 2003.

      Apart from the positive foreign currency translation effect, additional reductions have been realized in the area of expenses for third party products and cost optimization efforts relating to personnel expenses. As for the third party products, the efficiency was mainly achieved through a reduction of commissions paid, as contracts were renegotiated. Although the number of employees increased during 2003, the related costs increased less due to a continuous effort of the support organization to move into cost effective locations. Expenses for stock based compensation increased from €1 million in 2002 to €10 million in 2003. Included in cost of product are €3.6 million and €0.8 million bad debt expenses for 2003 and 2002, respectively.

      Cost of Services. Cost of services consists primarily of consulting and training personnel expenses as well as expenses for third party consulting and training resources. Cost of services decreased by 13.4% from €1,955.8 million in 2002 to €1,694.1 million in 2003. As a percentage of service revenue, cost of services remained relatively stable with 75.2% in 2003 at 74.7% in 2002.

      Foreign currency translation had a significant impact on cost of services. Cost services decreased by approximately 7% at constant currencies. As noted above, we cut the external consulting resources previously deployed by 21%, approximately 14% or approximately €91 million at constant currencies. The shortfall was partly compensated for by increased resource sharing within our group. We reduced the services headcount by approximately 2%, however expenses for stock based compensation increased from €6 million in 2002 to €33 million in 2003. Included in cost of services are €4.9 million and €5.1 million bad debt expenses for 2003 and 2002, respectively.

      Research and Development. Our research and development consists primarily:

•	personnel expenses related to our research and development employees;

•	amortization of computer hardware used in our research and development activities; and

•	costs incurred for independent contractors retained by us to assist in our research and development activities.

      Research and development expenses increased by €86.6 million, or 9.5%, from €909.4 million in 2002 to €995.9 million in 2003. As a percentage of total revenue, research and development expenses increased from 12.3% in 2002 to 14.2% in 2003.

      Overall, the number of research and development employees increased from 8,173 in 2002 to 9,100 in 2003, representing an increase of 11.3%. The share of employees working in the research and development department as part of the total number of employees increased to 30.1% for 2003 from 27.8% for 2002. Due to the ongoing replacement of outsourced development activities to our in-house resources, personnel expenses increased while expenses for subcontractors decreased. Furthermore, due to new and more efficient processes the development organization could allocate resources from development support due to new and more efficient processes to the support organization. Therefore more capacity in total was available for research and development projects. As in all other areas, the foreign currency translation had a positive effect, while expenses for stocked-based compensation increased from €10 million in 2002 to €43 million in 2003.

      Sales and Marketing. Sales and marketing expenses decreased by 13.3% from €1,627.2 million in 2002 to €1,411.0 million in 2003, representing 22.0% and 20.1% of total revenue for each year, respectively. At constant currencies, sales and marketing expenses decreased by approximating 9%.

      Overall headcount in sales and marketing increased slightly from €5,143 million in 2002 to €5,267 million in 2003. However, total personnel expenses decreased mainly due to the foreign currency translation, while personnel expenses increased slightly at constant currencies. We continued to increase variable parts of salaries, improved efficiencies in the sales organization and decreased the reliance on external services. In marketing we shifted our strategy by hosting and sponsoring fewer large events. Stock based compensation expenses increased from €5 million in 2002 to €30 million in 2003. Included in sales and marketing expenses are €3.4 million and €7.2 million bad debt expenses for 2003 and 2002, respectively.

      General and administrative. General and administrative expenses decreased by 11.2 % from €398.6 million in 2002 to €353.9 million in 2003, representing 5.4% and 5.0% of total revenue for each year, respectively. On a constant currency basis, general and administrative expenses decreased by approximately 5%. The remaining decrease was mainly driven by a reduction in travel expenses and third party services. Stock-based compensation expenses increased from €13.7 million in 2002 to €14.7 million in 2003. Included in general and administrative expenses are €0.2 million and €0.8 million bad debt expenses for 2003 and 2002, respectively.

      Other operating expenses, Net. Other operating expenses, net decreased from €35.1 million in 2002 to €6.5 million in 2003. The primary reason was the reduction in the amount of restructuring costs for unused lease space and severance payments for exit activities from €46.1 million in 2002 to €20.5 million in 2003.

      The 2003 restructuring included the following key activities:

•	Reduction of our workforce across all segments, including reductions related to the consolidation of our sales force organization; and

•	consolidation of additional facilities, including ceasing operations in certain geographic locations, especially in the training segment.

      The following table summarizes the expenses incurred in connection with our 2002 and 2003 exit activities, and the related obligations as of December 31, 2002 and 2003:

	2003

	Balance					Balance
	as of 01/01	Expenses	Payments	Adjustments	Currency	as of 31/12
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Unused lease space	7,577	17,164	(5,544)	0	(1,506)	17,691
Severance payments	11,159	3,384	(9,347)	(1,001)	(666)	3,529

	18,736	20,548	(14,891)	(1,001)	(2,172)	21,220

	2002

	Balance					Balance
	as of 01/01	Expenses	Payments	Adjustments	Currency	as of 31/12
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Unused lease space	2,874	12,960	(7,262)	0	(995)	7,577
Severance payments	10,121	33,148	(30,739)	0	(1,371)	11,159

	12,995	46,108	(38,001)	0	(2,366)	18,736

      Customer credit loss risks based on aging of receivables are classified as general bad debt expense as a component of other operating expense, net. For the years ended December 31, 2003 and 2002, €5.4 million and €5.3 million were recorded as other operating income, respectively, due to our decreased days sales outstanding.

Financial Income/ Expense, Net

      Financial income/ expense, net is comprised primarily of (losses)/income from associated companies, (losses)/gains on sales of equity investments securities and net interest income. Financial income/expense, net improved from net financial expense of €555.3 million in 2002 to net financial income of €16.3 million in 2003, an increase of €571.6 million. A significant portion of the change pertains to the “other than temporary” impairment charge of €297.6 million recognized in the second quarter of 2002 to write-down the carrying value of our equity method investment in Commence One to its estimated realizable value. Our equity in the net losses of Commerce One was €92.0 million in 2002. The carrying value of our total investments in Commerce One was reduced to zero in 2002 as a result of the recognition of the impairment charge and through the continuing application of the equity method of accounting. In accordance with U.S. GAAP, the application of the equity method has been suspended and we will not recognize any additional losses related to our interest in Commerce One as we have not guaranteed any of their obligations nor are we otherwise committed to provide Commerce One with further financial support. Also during 2002 other minority investments were written down to their respective fair values since the decline in their respective values were also deemed to be other than temporary. The investments were made primarily from SAP’s venture capital activities. The amount of impairment charges plus our share in the net losses of these equity method investees other than Commerce One totaled €15.3 million in 2003 and €118.5 million in 2002.

Income Taxes

      Our effective income tax rate decreased from 53.8% for 2002 to 39.0% in 2003. This decrease was primarily due to the impact on the tax rate in 2002 of the significant losses on investments, which are not deductible for tax purposes. Such losses were not significant in 2003. Adjusted for the effects of these and other unusual items, the adjusted effective tax rate for 2003 was 37.0%, which was 0.3% higher than the adjusted effective tax rate for 2002. See Note 11 to our consolidated financial statements.

Net Income

      Net income increased from €508.6 million in 2002 to €1,077.1 million in 2003, representing an increase of €568.5 million or 111.8%. Net income as a percentage of total revenue increased from 6.9% for 2002 to 15.3% for 2003. This increase was primarily due to the impairment charge of €298 million in 2002 related to the write-down of the carrying value of our investment in Commerce One, our equity in the net losses of Commerce One of €92.0 million, impairment charges on equity investments plus our share in the net losses of equity method investees other than Commerce One of €128 million, approximately €114 million reduction of total operating expenses achieved through continued expense savings measures and carefully spent investments, the net decrease of €26 million from 2002 in restructuring costs, partially offset by negative foreign currency translation effects of approximately €151 million resulting from the strengthening euro and increased stock based compensation expenses of €94 million. Basic and diluted earnings per share were €3.47 in 2003 compared to €1.62 in 2002.

Segment Discussion

      As described in Note 34 of “Item 18. Financial Statements,” we have three operating segments, product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes, revenue is generally allocated to the segment that is responsible for the related project, regardless of the nature of the sales transaction, and it also includes inter-segment revenue. Segment contribution consists of total segment revenue offset only by expenses directly attributable to the segments. Expenses such as general and administrative costs, research and development activities, stock based compensation and other corporate costs that are included in determining our consolidated operating income are not allocated to the operating segments and therefore are not included in segment contribution. In 2003 the total impact of stock based compensation and settlements of stock-based compensation plans included in total operating expenses in the consolidated financial statements was €130.0 million compared to €35.9 million in 2002. Therefore, segment contribution is not indicative of the actual profitability margin for the operating segments.

      In 2003, €6.0 million (2002: €34.2 million) of exit costs related to unused lease space and severance payments were not allocated to the segments.

      Product segment. The product segment is primarily engaged in marketing and licensing of our software products and performing maintenance services. Maintenance services include technical support for our products, assistance in resolving software product issues, provision of user documentation, updates for software products, and new releases, versions and support packages. The product segment includes the lines of business sales, marketing and service and support reflecting internal management responsibilities within our organization:

•	line of business sales is a profit center organization that covers software revenue and the corresponding sales resources;

•	line of business marketing is a cost center organization;

•	line of business service and support is a profit and cost center organization, based on the activity.

      Product segment revenue decreased by 0.5% from €5,270.0 million in 2002 to €5,246.3 million in 2003. On a constant currency basis, product segment revenue grew by 8%. Approximately 90% of revenues within the product segment are derived from software and maintenance revenue. Further external revenues in the product segment are derived from services revenue and other revenue. As noted above external software revenue as part of the total product segment revenue decreased by 6% from €2,266.5 in 2002 million to €2,131.3 million in 2003, (an increase of 1%) based on constant currencies. External maintenance revenues increased by 6% from €2,419.8 million in 2002 to €2,565.9 million in 2003, (an increase of 15%) based on constant currencies. Internal product segment revenues are mainly due to charges from the marketing and service and support organization roughly on the same level in 2003 as in 2002.

      Product segment expenses decreased from €2,584.3 million in 2002 to €2,322.6 million in 2003. Expenses of the line of business sales account for roughly half of the entire product segment expenses. Expenses of the line of business marketing are roughly less than one fourth and expenses of the line of business service & support are roughly more than one fourth of overall product segment expenses. The reduction of overall product segment expenses is mainly due to currency translation effects. In addition, reductions in volume have been achieved by decreasing travel, marketing and commissions paid for third parties’ products, a decrease of overall marketing spending and shifts of support activities into low cost locations. Product segment expenses include restructuring charges of approximately €1 million (2002: €6 million), primarily for severance payments.

      Product segment contribution increased by 9% from €2,685.7 million in 2002 to €2,923.7 million in 2003, or 55.7% of total segment revenue compared to 51.0% of total segment revenue in 2002. Based on a constant currency basis, product segment contribution increased by 15%. While we were able to keep product segment revenues relatively constant with other currencies devaluating against the €, the currency impact helped us to decrease product segment expenses, primarily relating to the U.S. operations. Our achievements in real cost cuttings, mainly in the area of commissions paid for third parties’ products, impacted the product segment contribution directly.

      Consulting segment. The consulting segment is primarily engaged in the implementation of our software products. Consulting segment revenue decreased by 10% from €2,654.2 million in 2002 to €2,392.0 million in 2003. On constant currency, consulting segment revenue decreased by 4%. In addition to the currency impact, the reduced revenues are a reflection of very competitive and price-conscious market conditions with less engagements in price competitive segments by us. Additionally, the consulting organization has partially shifted its resources to more internal development projects than in previous years.

      Consulting segment expenses decreased by 9.5% from €2,128.4 million in 2002 to €1,927.1 million in 2002, in line with the decrease in revenues. As noted above, we decreased the use of third party resources were reduced. In the contrary we made more use of our global consulting organization by sharing resources across the local organizations and the currency impacted segment expenses accordingly. Consulting segment expenses include a restructuring charge of approximately €1 million (2002: €8 million) for severance payments and unused lease space.

      Consulting segment contribution decreased by 11.8% from €525.8 million (19.8% of total consulting revenue) in 2002 to €464.9 million (19.4% of total consulting revenue) in 2003. Based on a constant currency basis, consulting segment contribution decreased by 3%. The flexible adoption of the cost structure led to a consistent segment profitability with decreased revenues. Accordingly, the decrease in revenues could be absorbed by reducing external partner resources.

      Training segment. The training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner specific training, end-user training as well as e-learning. Training segment external revenue decreased by 27% from €435.0 million in 2002 to €316.1 million in 2003. On a constant currency basis, external revenue decreased by 23%. The decrease was a result of an overall shrinking market, with local prices remaining at a constant level. At the beginning of 2003, companies seemed more focused on cutting costs than growing and maintaining employee skills. Depressed economic conditions led customers to hold back on traditional classroom training and the travel it involved. This decline in classroom training was partially offset by additional customer specific, end-user training, and e-learning.

      Training segment expenses decreased by 24% from 376.4 million in 2002 to €287.5 million in 2003. With decreased demand, the education-specific high percentage of fixed costs (primarily rent and personnel expenses) could not be reduced in the same manner. In addition, training segment expenses include a restructuring charge of approximately €9 million (2002: €1 million) for unused lease space.

      Training segment contribution decreased over proportional, by 34% from €142.6 million (27.5% of total training revenue) in 2002 to €94.6 million (24.8% of total consulting revenue) in 2003. This is due primarily to the fact that the cost reduction of our training segment could not entirely compensate for the decline in customer demand and the restructuring charges primarily for unused lease space.

2002 Compared With 2001

Total Revenue

      At the beginning of 2002 SAP expected a revenue growth of 15% for the year with all sales regions and revenue types (software, maintenance, consulting and training revenues) contributing positively. During the year this expectation was reduced due to the weak global economies and the strengthening of the euro in relation to the local currencies in the major geographic areas in which we operate. Based on realized results of the second quarter of 2002, our 2002 annualized growth expectations were reduced to 5% — 10% and after our third quarter 2002 results we reduced our 2002 annualized growth even further. Consequently we focused on increasing our operating margin. Total revenue increased from €7,340.8 million for 2001 to €7,412.8 million for 2002, representing an increase of €72.0 million or 1.0%. Foreign currency translation effects from the strengthening value of the euro during 2002 negatively impacted our total consolidated revenue by €420.2 million or 5.7%. The growth in 2002 total revenue was due to increases in product revenue of 0.3%, consulting revenue of 5.8% and a decrease in training revenue of 11.2% compared to 2001.

      The following discussion is based on how we allocate revenues for classification in our consolidated statements of income, which is dependent on the nature of the sales transaction regardless of the operating segment it was provided by:

      Product Revenue. Product revenue increased from €4,701.8 million in 2001 to €4,713.6 million in 2002, representing an increase of €11.8 million or 0.3%. Software revenue decreased from €2,580.5 million in 2001 to €2,290.8 million in 2002, representing a decrease of €289.7 million or 11.2%. For a summary of software revenue by solution in 2002 see “Item 4. Information about SAP — Description of the Business — Software Revenue by Solution.” Based on orders received versus revenue recognized, the installed customer base accounted for 77% of SAP’s 2002 signed software contracts, with the remaining 23% coming from new customers (68% for installed customer base and 32% for new customers in 2001). SAP faced the industry-wide trend away from fewer contracts for very large capital projects to an increased volume of smaller contracts. Maintenance revenue increased from €2,121.3 million in 2001 to €2,422.8 million in 2002, representing an increase of €301.5 million or 14.2%. With the increase of our installed base, this strong growth in maintenance revenue was due primarily to the growth of the 2001 software sales and positively affected by the additional software contracts closed during 2002. As a significant portion of our software sales are entered in the last quarter, the trend related to the increase in the respective maintenance revenue that follows in subsequent quarters is expected to continue. The biggest contributor to the increase in maintenance revenues came from the sales region EMEA in 2002, due to strong software sales and lower foreign currency translation impact due to the weakened euro.

      Product revenue as a percentage of total revenue still remained relatively high at 63.6% in 2002. The slight decrease from 64.1% in 2001 was due primarily to the 11.2% decline of software revenue and the 5.8% growth in our consulting revenue.

      Service Revenue. Service revenue increased by €69.0 million, or 2.7%, from €2,549.1 million for 2001 to €2,618.1 million for 2002. Consulting revenue increased from €2,082.9 million in 2001 to €2,204.2 million in 2002, representing an increase of 5.8% compared to the extremely strong revenue growth of 27% in 2001 over 2000. The difference in growth results mainly from the different hiring pace. While our consulting workforce grew significantly in 2001, there was almost no growth in 2002. In regards to the subcontracting of third party consultants, the level as a percentage of sales remained in 2002 compared to 2001 relatively stable. Consulting revenue as a percentage of total revenue increased from 28.4% in 2001 to 29.7% in 2002. With decreasing rates in the consulting business, the increase was primarily due to an increase in utilization rates of our own consultant, supported by the establishment of a Global Consulting Organization, which addresses the consulting needs of major multinational corporations and leverages the utilization of consultants across countries and regions. The increase in software sales in 2001 also had a positive impact on consulting revenues in 2002. Furthermore, in 2002 a significant portion of our consulting revenue was generated by sub-contracted external consultants.

      Training revenue decreased by 11.2% from €466.2 million in 2001 to €413.9 million in 2002. This decrease was a result of an overall shrinking market and the changed demand structure. Customers were willing to invest less in classical classroom training and became more reluctant to travel to training facilities of classroom training providers. The strong decrease in classroom training was partly offset by customer specific and end user trainings.

Total Operating Expenses

      Total operating expenses decreased from €6,028.4 million for 2001 to €5,787.2 million for 2002, representing a decrease of €241.2 million or 4.0%. This was achieved by the stringent cost management measures that SAP introduced in 2001 and accelerated during 2002 as the growth expectations were reduced in order to achieve the targeted margin improvement. While total operating expenses in the first half of 2002 increased by 5%, they were reduced by 12% in the second half of 2002 compared to the same period of 2001 leading to the overall reduction of 4%. The reduction in overall costs was achieved without significant reduction in our employee workforce. Instead, the successful result was achieved by a restrained hiring policy, cuts in variable compensation, reassignment of outsourced development work to internal resources, and tight control of other expenses including travel expenses. We achieved further economies by simplifying our global infrastructure, renegotiating vendor contracts to improve efficiency, and general streamlining processes. As in previous years, the biggest component of our operating expenses was our personnel cost. In 2002, operating expenses of €9 million for stock-based compensation were 86% lower than in 2001. Total personnel expenses in 2002 including stock-based compensation were €2,965 million, a 2% increase over 2001. This moderate increase was primarily due to our restrained hiring policy and positive impact of foreign currency translation effects due to the strengthened euro. While in the first half of 2002 the number of full time equivalents increased by 944, the number of fulltime equivalents was reduced by 557 in the second half of 2002 following a cautious hiring policy in the first half versus a stringent hiring freeze in the second half of 2002.

      As a result of our strict cost reduction measures, operating income increased by 24% in 2002 to €1,626 million. The gross operating margin increased to 22% in 2002 from 18% in 2001.

Pro forma operating income

      At the beginning of 2002 SAP’s target was to improve its pro forma operating margin (excluding expenses for stock-based compensation and TopTier acquisition-related charges) from 20% to at least 21%. Pro forma operating income (excluding expenses for stock-based compensation and TopTier acquisition-related charges) rose 18% in 2002 to €1,686 million, resulting in a pro forma operating margin of 22.7% — significantly exceeding our target despite the poor economic environment. Pro forma operating expenses (excluding expenses for stock-based compensation and TopTier acquisition-related charges) in 2002 were reduced by 2% in comparison with the previous year, to €5,727 million.

      A reconciliation from U.S. GAAP operating income to pro forma operating income is as follows:

	2002	2001

	(in millions of €)
U.S. GAAP Operating income	1,626	1,312
Amortization of intangible assets	24	18
In process research and development	0	6
Amortization of goodwill	0	37

Total TopTier related acquisition costs	24	61

STAR Plan	1	50
LTI 2000 Plan	8	14
Settlement of stock-based compensation plans in the context of mergers and acquisitions	27	34

Total stock-based compensation	36	98

Pro forma operating income excluding stock-based compensation and TopTier acquisition costs	1,686	1,471

      Cost of Product. Cost of product decreased by 3.0% from €887.4 million for 2001 to €860.4 million for 2002. As a percentage of product revenue, cost of product decreased from 18.9% in 2001 to 18.3% in 2002. This efficiency was achieved through a reduction of commissions paid for third parties’ products as contracts were renegotiated. Although the number of installations steadily increased during 2002, the increase in product related support was lower than in 2001. Included in cost of products are €0.8 million and €8.4 million bad debt expenses for 2002 and 2001, respectively.

      Cost of Services. Cost of services decreased by 0.5% from €1,965.0 million for 2001 to €1,955.8 million for 2002. As a percentage of service revenue, cost of services decreased to 74.7% in 2002 from 77.1% in 2001 as the overall service profitability increased. While third party expenses remained relatively stable, the average headcount in consulting increased only moderately. The increase in consulting revenue and utilization rates as noted above resulted in a profitability increase. Our training profitability decreased, because the shortfall in our training revenues as described above could not be completely offset by our reduction in our training infrastructure. Included in cost of services are €5.1 million and €4.8 million bad debt expenses for 2002 and 2001, respectively.

      Research and Development. Research and development expenses increased by €11.1 million, or 1.2%, from €898.3 million in 2001 to €909.4 million in 2002. As a percentage of total revenue, research and development expenses increased from 12.2% for 2001 to 12.3% for 2002. The number of research and development employees increased from 7,665 in 2001 to 8,173 in 2002, representing an increase of 6.6%. The percentage of employees working in the research and development department compared to total employees increased to 27.8% for 2002 from 26.5% in 2001. The primary reason for the increase of research and development expenses in 2002 compared to 2001 is the increase in headcount during 2002. The increase in expenses is lower than what could be expected due to the increase in employees because of our ongoing replacement of outsourced development activities to our in-house resources.

      Sales and Marketing. Sales and marketing expenses decreased by 9.5% from €1,797.6 million for 2001 to €1,627.2 million for 2002, representing 24.5% and 22.0% of total revenue, respectively. The primary reasons for the reduction were synergies caused by our reintegration of SAP Markets and SAP Portals operations, selected adjustments of the sales workforce which were dependent on the results achieved during the year, and cuts in advertising and sponsoring expenditures. The number of employees in sales and marketing grew by 1.4% from 5,071 in 2001 to 5,143 in 2002. Included in sales and marketing expenses are €7.2 million and €21.0 million bad debt expenses for 2002 and 2001, respectively.

      General and administrative. General and administrative expenses increased by 3.4% from €386.0 million for 2001 to €399.3 million for 2002, representing 5.3% and 5.4% of total revenue, respectively. During 2002 we took steps to substantially reduce our general and administrative costs, however, these savings were largely offset by additional charges for our internal restructuring measures. Included in general and administrative expenses are €0.8 million and €2.7 million bad debt expenses for 2002 and 2001, respectively.

      Other operating expenses, net. Other operating expenses, net decreased by 62.7% from €94.2 million for 2001 to €35.1 million for 2002. The primary reason for the decrease was the application of SFAS 142 in 2002. As a result of the adoption of SFAS 142, we no longer amortize goodwill and, therefore, unless goodwill is found to be impaired in the future, it no longer affects net income. In 2002, other operating expenses, net included restructuring charges of €46.1 million related to on-going employee termination costs in the United States. The majority of these termination costs were paid during 2002 and the remaining portion of these costs, approximating €13.0 million are expected to be paid in the first quarter of 2003.

      The following table summarizes the expenses incurred in connection with our 2001 and 2002 exit activities, and the related obligations as of December 31, 2001 and 2002:

	2002

	Balance				Balance
	as of 01/01	Expenses	Payments	Currency	as of 31/12
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Unused lease space	2,874	12,960	(7,262)	(995)	7,577
Severance payments	10,121	33,148	(30,739)	(1,371)	11,159
in number of employees		768

Total	12,995	46,108	(38,001)	(2,366)	18,736

	2001

	Balance				Balance
	as of 01/01	Expenses	Payments	Currency	as of 31/12
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Unused lease space	0	2,840	(0)	34	2,874
Severance payments	0	10,796	(795)	120	10,121
in number of employees		322

Total	0	13,636	(795)	154	12,995

      Customer credit loss risks based on aging of the receivables are classified as general bad debt expense as a component of other operating expense, net. For the year ended December 31, 2002 €5.3 million was recorded as other operating income due to our decreased days sales outstanding. In 2001, €14.7 million was recorded as other operating expense primarily due to adjustments in the allowance based on the length of time by considering trends within and ratios involving the age of the accounts receivable.

Financial Expense, Net

      Financial expense, net increased from €233.0 million for 2001 to €555.3 million for 2002, an increase of €322.3 million. The primary reason for this increase was the “other than temporary” impairment charge of €297.6 million recognized in the second quarter of 2002 to write-down the carrying value of our equity method investment in Commence One to its estimated realizable value. Our equity in the net losses of Commerce One was €161.6 million in 2001 and €92.0 million in 2002. The carrying value of our total investments in Commerce One has been reduced to zero as of December 31, 2002 as a result of the recognition of the impairment charge and through the subsequent continuing application of the equity method of accounting. In accordance with U.S. GAAP, the application of the equity method has been suspended and we will not recognize any additional losses related to our interest in Commerce One as we have not guaranteed any of their obligations nor are we otherwise committed to provide Commerce One with further financial support. Also during 2002 other minority investments were written down to their respective fair values since the decline in their respective values were also deemed to be other than temporary. The investments were made primarily from SAP’s venture capital activities. The amount of impairment charges on minority investments plus our share in the net losses of these equity method investees other than Commerce One totaled €128.1 million in 2002 and €72.5 million in 2001.

Income Taxes

      Our effective income tax rate increased from 44.6% for 2001 to 53.8% in 2002. This increase was primarily attributable to the €389.6 million loss associated with our investment in Commerce One and €98.5 million loss of impairment charges for other investments, which are not deductible for tax-purposes. Further, as a result of new German tax legislation enacted in 2002, an incremental income tax charge of €1.6 million was recognized. Adjusted for the affects of these and other unusual items, the adjusted effective tax rate for 2002 was 36.7%, which was 1.3 percentage points lower than the adjusted effective tax rate for 2001. See Note 11 to our consolidated financial statements.

Net Income

      Net income decreased from €581.1 million in 2001 to €508.6 million in 2002, representing a decrease of €72.5 million or 12.5%. Net income as a percentage of total revenue decreased from 7.9% for 2001 to 6.9% for 2002. This decrease was primarily due to the impairment charge of €297.6 million related to the write-down of the carrying value of our investment in Commerce One, the negative foreign currency translation effects resulting from the strengthening euro (€88.8 million) and the incremental restructuring costs (€32.5 million pretax) partially offset by cost reductions in our sales and marketing activities (€170.3 million pretax) and the net increase in foreign currency transactions gains (€41.0 million pretax). Basic and diluted earnings per share were €1.62 in 2002 compared to €1.85 in 2001.

      In accordance with the new U.S. accounting standard, SFAS 142, amortization of goodwill no longer affects our net income. If we had been able to apply this standard from January 1, 2001, our reported net income for

2001 would have been €66.0 million higher and our reported basic and diluted earnings per share would have been increased by €0.21.

Segment Discussion

      In 2002, €34.2 million (2001: €9.2 million) of exit costs related to unused lease space and severance payments were not allocated to SAP’s segments.

      Product-segment revenue decreased from €5,299.9 million in 2001 to €5,270.0 million in 2002, or 0.4%. This slight decline is primarily attributable to the decrease in our software product sales offset by the increase in maintenance revenue, as discussed above. Furthermore, foreign currency translation has affected our revenue negatively. Segment contribution increased from €2,424.1 million (45.7% of total segment revenue) in 2001 to €2,685.7 million (51.0% of total segment revenue) in 2002. This increase in contribution and in margin in 2002 was achieved through our reduction in expenses related to sales, marketing and commissions paid for third parties’ products.

      Consulting-segment revenue increased from €2,458.3 million in 2001 to €2,654.2 million in 2002, or 8.0%. The increase in software sales in 2001 had a positive impact on consulting revenue in 2002. Further, we were able to increase the utilization rates of our own consultants, which was supported by the establishment of our Global PSO as discussed above. Segment contribution increased from €424.2 million (17.3% of total consulting revenue) in 2001 to €525.8 million (19.8% of total consulting revenue) in 2002. This increase in contribution and in margin is primarily due to the increase in external revenues and the increase in utilization of our own consultants.

      Training-segment revenue decreased from €598.3 million in 2001 to €519.0 million in 2002, or 13.2%. This decrease was a result of an overall shrinking market and the changed customer demand structure. Customers became less willing to invest in traditional classroom training and were more reluctant to travel to training facilities. This decline in classroom training was partially offset by additional customer specific and end user training. Segment contribution decreased from €179.3 million (30.0% of total training revenue) in 2001 to €142.6 million (27.5% of total training revenue) in 2002. This decrease in contribution and in margin is due to the decrease in external revenues and the fact that the cost reduction of our training segment could not entirely compensate for this decline in customer demand.

Outlook 2004

Forecast for the IT Industry

      Modest growth — Surveys by various industry analysts about the IT investments planned for the year show that the IT industry is cautiously optimistic at the start of the new year. Most surveys forecast an above-average increases in spending on software and services in 2004.

      Experts predict a number of focal areas — Industry experts believe several specific solutions and technologies such as Business Intelligence (BI), Web Services, Analysis Software, Customer Relationship Management (CRM) and Project Lifecycle management (PLM) to have particular potential for growth in 2004.

      IT industry expected to consolidate further — The IT industry is expected to continue to consolidate in 2004. Smaller software vendors will increasingly function as providers of niche products. According to a study from December 2003, analysts at Gartner Group have calculated that, within the next two years, over half of the listed IT companies will be acquired by a few, large companies.

Forecast for SAP

      Strategically positioned for 2004 — We also believe that the economy bottomed out in 2003 and expect a gradual improvement to the economic conditions and the investment climate in 2004.

      Five strategic priorities for 2004 — The Executive Board has set five strategic priorities for SAP in 2004. These priorities are based on the assumption that the economy bottomed out in 2003 and that a gradual improvement in the economy in which we operate and in the economy in general will occur during 2004.

•	We will focus on growth and, in particular on growth in software sales. The aim is to make the most of the economic upturn.

•	We will focus in particular on SAP NetWeaver. We want to establish this solution as our main integration and application platform. The aim is to gain as many NetWeaver reference customers as possible in 2004.

•	mySAP ERP will be another focus. We want to make it clear to customers that mySAP ERP is a clear improvement on its predecessor SAP R/3.

•	The success of mySAP CRM in previous years should continue. We want to encourage strong sales of this solution and thus reinforce its leading position in the CRM segment.

•	In the small and mid-market segment, we want to increase the number of customers and expand our partner network for indirect sales. In particular, we want to grow our segment share in the EMEA and Americas regions and enlarge the partner network in the Asia/Pacific region.

      Operational goals of increasing software revenue and profitability — Anticipating growth in the economy as a whole and in the IT industry in particular, and based on our strategic position, we have set the following operational goals for 2004. Our priority will be revenue growth — in particular software revenue — in 2004.

      We will work to increase software revenue 10% over the 2003 number. We expect above-average growth rates in the United States and the Asia/Pacific region with an improvement in the EMEA region over the course of the year. The financial services and public services industries should see above-average growth. We also expects significant growth from business with small and mid-market customers.

      Although we are giving priority to growth in 2004, we want to continue with stringent cost management measures and further increase profitability. We provided guidance that we will work to increase pro forma operating margin (excluding stock-based compensation and acquisition related changes) to increase by one percentage point, compared to the 27% achieved in 2003.

      To achieve this growth in revenue and earnings, we plan to invest more in 2004 than in the previous year, especially in sales, marketing, research, and development. Total headcount is predicted to grow approximately 5%, with growth rates being higher in countries other than Germany.

      To further optimize our cost structure, we expect a significant proportion of the new research and development jobs to be located in India and China without reducing headcount in other locations. The number of employees is also expected to increase in the United States.

      These operational goals are based on the expected improvements to the economic situation as well as a number of other assumptions. These include the expectation that the buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter. We also assume that, in 2004, customers will continue to invest in smaller projects with short implementation cycles rather than in large projects lasting several years. We do however expect average software contract order entry volumes to stabilize over the course of the year and thus not decrease as much as they did in 2003.

      The targets for revenue and earnings take into account the likely development of the different currencies that affect our business. We are working on the basis of an average exchange rate of U.S.$1.25 = €1.00.

      Strategy with regard to acquisitions — We view the acquisition of companies as a key element of future growth. In particular, we intend to acquire smaller companies with the specific aims of strengthening our geographic reach, broadening our offering in particular industries and complementing our technology portfolios.

Risk Factors

      The stated revenue, income, and margin targets of SAP for fiscal year 2004 are subject to a number of risks, over which we may have no influence or only limited influence. This outlook should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”

Foreign Currency Exchange Rate Exposure

      Although our reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where foreign currency exchange rate exposure is considered high, some sales may be denominated in euro or dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is generally the local currency. Therefore, movements in the foreign currency exchange rates between the euro, and the respective local currencies to which our subsidiaries in countries that do not participate in the EMU are exposed, may materially affect our consolidated financial position, results of operations and cash flows. In general, appreciation of the euro relative to another currency has a negative effect on our results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect our revenue and operating results. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the dollar, the Japanese yen, the British pound, the Swiss franc, the Brazilian real, the Canadian dollar and the Australian dollar.

      Approximately 59.3% of our consolidated revenue in 2003 and approximately 60.4% in 2002 was attributable to operations in non-EMU participating countries and such revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had (negative) effects on our consolidated revenue of €(577.3) million, income before income taxes of €(174.0) million and net income of €(151.1) million for 2003 and consolidated revenue of €(348.2) million, income before income taxes of €(109.9) million and net income of €(88.8) million for 2002. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

Critical Accounting Policies

      Our consolidated financial statements are prepared based on the accounting policies described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that could have a significant impact on our future consolidated results of operations and financial position:

•	Revenue Recognition;

•	Valuation of Accounts Receivable;

•	Accounting for Stock Based Compensation;

•	Accounting for Income Taxes and Other Income Tax Related Judgments; and

•	Realizability of Strategic and Venture Capital Investments.

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

      We recognize revenue pursuant to the requirements of AICPA Statement of Position (“SOP”) 97-2 “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9 “Software Revenue Recognition, With Respect to Certain Transactions,” “SOP 81-1,” “Accounting for Performance of Construction-type and

Certain Production-type Contracts,” the SEC’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), EITF 03-05, “Applicability of AICPA Statement of Position 97-2,” “Software Revenue Recognition”, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software,” and other authoritative accounting guidance.

      We recognize revenue using the residual method when SAP-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. We allocate revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by SAP management if it is probable that the price will not change before the element is sold separately. We defer revenue for the undelivered elements and recognize the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met. If an undelivered element is not sold separately and management has not yet established a price for the undelivered element that won’t change before the element is sold separately, revenues for all elements are deferred until the delivery criteria have been satisfied.

      Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, we recognize revenue when the following four criteria have been met:

1.	persuasive evidence of an arrangement exists;

2.	delivery has occurred;

3.	the fee is fixed or determinable; and

4.	collectibility is probable.

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

      For arrangements with resellers, we consider the factors outlined in SOP 97-2 in assessing whether the fee is fixed or determinable and whether the collectibility criteria for revenue recognition have been met. We believe that transactions involving resellers that license software prior to having finalized non-contingent agreements with their ultimate customer, even if no contingencies exist in our license with the reseller, present a higher uncertainty regarding fixed or determinable fees and collectibility. As a result, we believe revenue recognition upon “sell-through” from the reseller to the end-user customer is appropriate for all agreements involving resellers.

      We view our resellers as an extension of our direct sales force. Notwithstanding our resellers’ involvement, we generally try to enter into binding license agreements directly with the end-user customer (i.e., the reseller’s role is similar to a salesperson’s role). If we are unable to enter into a binding license agreement directly with an end-user customer, or if we become aware that a reseller has granted contingent rights to an end-user customer, we defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.

      We recognize revenue when the software is delivered (assuming all other revenue recognition criteria have been met). Based on a few individual agreements with certain of our resellers, we, rather than the reseller may deliver the product directly to the end user.

      Depending on the country in which the maintenance agreement is executed, our initial maintenance term is generally in the range of one to three years, renewable by the customer on an annual basis thereafter. The maintenance fee, including the fee for subsequent renewals, is typically established based on a specified percentage of the license fee paid by the customer. Our customers typically prepay maintenance for periods of three to twelve months. Maintenance revenues are deferred and recognized ratably over the term of the maintenance contract. If a customer on maintenance is specifically identified as a bad debtor, we cease recognizing maintenance revenue except to the extent that maintenance fees have already been collected.

      Our consulting and training revenues are accounted for separately from the license revenues in situations when the services are deemed not to be essential to the functionality of the software. Consulting and training revenues are recognized as the services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated direct labor costs to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of our products and do not typically require significant production, modification, or customization of the software. In arrangements that require significant production, modification, or customization of the software and where services are not available from third party suppliers, the consulting and license fees are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting organization delivering the services.

      The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method affect the amounts and timing of revenue and related expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

      For arrangements involving hosting, when all other revenue recognition criteria have been met, we recognize product revenue upon delivery of a software license key and hosting revenue over the hosting period unless:

•	the customer cannot take possession of the software at any time during the hosting period without significant penalty; or

•	the customer cannot contract with another hosting provider without significant effort or expenditure; or

•	the software’s functionality is compromised by the termination of our hosting services.

      Under these circumstances, we recognize all revenue under the arrangement ratably over the longer of the hosting period or the maintenance period. Hosting revenues recognized to date have not been significant.

      We believe that our accounting estimates to apply our revenue recognition policies are critical because:

•	the determination that it is probable that the customer will pay for the products and services purchased is inherently judgmental;

•	the allocation of proceeds to certain elements in multiple-element arrangements is complex;

•	the determination of whether a service is essential to the functionality of the software is complex;

•	establishing company-specific fair values of elements in multiple-element arrangements requires adjustments from time-to-time to reflect recent prices charged when each element is sold separately; and

•	the determination of the stage of completion for certain consulting arrangements is complex.

      Changes in the aforementioned items could have a material effect on the type and timing of revenue recognized.

      There have been no significant changes in our accounting estimates related to our revenue recognition policies that had a material impact on the amount of our reported revenue, results of operations or our financial position in 2003 and 2002.

      Historically, SAP-specific objective evidence of fair value for certain undelivered elements in multiple-element arrangements has been determined on an enterprise-wide or country-wide basis, depending on the nature of the undelivered element. As economic conditions change in certain geographic locations in which we operate, we may need to modify our business practices in individual locations or worldwide, and future SAP-specific objective evidence of fair value for such undelivered elements may deviate from historical fair values. Consequently, the percentages and the amounts of the different types of revenue recognized in the future for multiple-element arrangements involving software could differ significantly from historical trends and could materially impact our reported revenues, results of operations and financial position in the future.

Valuation of Accounts Receivable

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Total accounts receivable at December 31, 2003 and 2002 were €1,770.7 million and €1,967.1 million, respectively, which is net of an allowance for bad debts of €71.0 million and €92.5 million, respectively. Included in accounts receivable are unbilled receivables related to costs and estimated earnings in excess of billings on uncompleted fixed fee consulting arrangements of €105.5 million and €182.7 million at December 31, 2003 and 2002, respectively. The allowance for doubtful accounts represents our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We base our estimate on a systematic, ongoing review and evaluation which we perform every month. As part of this evaluation, we determine the allowance for doubtful accounts after giving consideration to specific customer risks, regional economic risks and the length of time certain accounts receivable have been outstanding. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. If the financial condition of our customers deteriorates, impairing their ability to make payments, we may need to establish additional allowances in excess of our original estimates.

      Total provisions for allowances for doubtful accounts charged to earnings approximated net €7.0 million, €7.6 million and €52.7 million during 2003, 2002 and 2001, respectively. Specific customer credit loss risks are charged to the respective functional cost category of product or cost of service sold. Customer credit loss risks based on aging of the receivables are classified as general bad debt expense, which is included in “Other operating income/(expense)” as disclosed in Note 7 of “Item 18. Financial Statements.”

      Total provisions for allowances for doubtful accounts charged to the respective functional cost category of product or cost of service sold approximated €12.3 million, €12.9 million and €38.0 million during 2003, 2002, and 2001, respectively.

      The allowances for doubtful accounts based on total accounts receivable that are considered past due are recorded as a component of other operating expense, net. For the years ended December 31, 2003 and 2002, €5.4 million and €5.3 million were recorded as other operating income, respectively, due to our decreased days sales outstanding. In 2001, €14.7 million was recorded as other operating expense primarily due to adjustments in the allowance based on the length of time by considering trends within and ratios involving the age of the accounts receivable. Accounts receivable written-off against the allowance for doubtful accounts approximated €22.9 million, €21.2 million, and €19.2 million during 2003, 2002, and 2001, respectively.

      We believe that the accounting estimate related to the establishment of the allowance for doubtful accounts is a critical accounting policy because the assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly and because changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements. However, the recognition of allowances for doubtful accounts initially has no impact on our reported cash flows, our liquidity, capital resources and net income could be adversely affected if actual credit losses exceed our estimates.

Accounting for Stock-Based Compensation

      As further explained in Note 24 to the consolidated financial statements, SAP has several stock-based compensation plans. We currently apply the intrinsic-value-based method of accounting for employee stock-based compensation prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under this method we recognize compensation expense only if awards are granted with an exercise price that is not fixed or less than the fair value of our ordinary shares on the date of grant. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and we have adopted the disclosure requirements of SFAS 123 and SFAS 148. The summary of significant accounting policies in Note 3 to our consolidated financial statements provides the required pro forma effects on our reported net income for 2003, 2002 and 2001 as if the fair-value-based method was used to recognize compensation expense as follows:

Net Income

	2003	2002	2001

	€(000)	€(000)	€(000)
As reported	1,077,063	508,614	581,136
Add: Expense for stock-based compensation, net of tax according to APB 25	85,700	5,600	40,357
Deduct: Expense for stock-based compensation, net of tax according to FAS 123	205,109	138,203	131,272

Pro forma	957,654	376,011	490,221

Earnings per share

	2003	2002	2001

	€	€	€
Basic — as reported	3.47	1.62	1.85
Diluted — as reported	3.46	1.62	1.85
Basic — pro forma	3.08	1.20	1.56
Diluted — pro forma	3.08	1.20	1.56

      We use the Black-Scholes valuation model to estimate the fair value of its stock options. As described in Note 24 to the consolidated financial statements, this valuation model requires that we use a number of assumptions, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. Expected option life is based on the vesting period, the expected volatility of the underlying stock and on actual exercise activity related to previous option grants. Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of most options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price the higher the option value. In accordance with fixed-plan accounting under APB 25, changes in the option value after the grant date do not impact compensation expense.

      We intend to continue using stock-based compensation awards to attract and retain senior managers and selected employees. Because it is expected that changes in accounting standards will eventually require that stock-based awards be accounted for at fair value, and because such changes would adversely affect our results of operations, we believe the estimates to determine and disclose the pro forma effects of our stock based compensation arrangements in our consolidated financial statements are critical.

      For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. For our LTI 2000 Plan we used an expected volatility of 50% as a weighted average assumption, based on information that is specific to SAP provided by three independent financial institutions. Because the estimated life of awards under the SOP 2002 is shorter than under the LTI 2000 Plan, the fair value of awards granted under our SOP 2002 in 2003 was calculated based on a expected volatility of 68%. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model and, consequently, the required pro forma information reported in our consolidated financial statements. Further, if accounting standards are changed to require that a different valuation model to be used to calculate the fair value of stock options, the pro forma information reported may prove to not be indicative of the actual expenses to be recognized in our consolidated financial statements.

      The trading prices of our ordinary shares have experienced and may continue to experience significant volatility. The following table shows the income statement effect of certain assumed changes in the volatility covering all significant equity-award grants as of December 31, 2003, on the pro forma net income of €957.6 million as disclosed in Note 3 to our consolidated financial statements:

Assumed change in volatility in percentage-points	-10%	-5%	+5%	+10%

	(in millions of €)
Effect on pro forma net income for volatility assumption change	27	13	(13)	(26)
Pro forma net income using revised volatility assumption	985	971	945	932

Accounting for Income Taxes and Other Income Tax Related Judgments

      We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. In addition, there are numerous transactions where the ultimate tax outcome is uncertain such as those involving revenue sharing and cost reimbursement arrangements between SAP group companies. Significant judgments are necessary in determining our worldwide income tax accruals and provisions. Although we believe we have made reasonable estimates about the ultimate resolution of our tax uncertainties, no assurance can be given that the final tax outcome of these matters will be consistent with what is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determinations are made.

      We currently have net deferred tax assets related to activities in various countries approximating €152.5 million and €291.2 million at December 31, 2003 and 2002, respectively, which are net of a valuation allowance of approximately €1.5 million and €3.0 million, respectively. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that we believe will more likely than not be realized. The valuation allowance at January 1, 2002, was €3.6 million. The valuation allowance decreased in 2002 by €0.6 million and in 2003 by another €1.5 million. The reduction in valuation allowance for both 2002 and 2003 was primarily attributed to the utilization of net operating losses. At December 31, 2003, we have net operating loss carryforwards in certain foreign tax jurisdictions of approximately €90.9 million that may be used to offset future taxable income in those jurisdictions. Net operating loss carryforwards available in certain state tax jurisdictions in the U.S. approximate €32.6 million and will expire if not used in varying amounts over the next twenty years. Approximately €25.5 million of net operating loss carryforwards are available in other foreign tax jurisdictions that will expire if not used in varying amounts over the next three to seven years. The remaining net operating loss carryforwards currently have no expiration period for usage. The carrying values and realization of our net deferred tax assets are principally dependent upon:

•	our ability to generate future taxable income;

•	management’s interpretation of applicable tax laws;

•	management’s assumptions and judgments regarding the use of tax planning strategies in certain tax jurisdictions; and

•	assumptions about whether our results of future operations will generate sufficient taxable income to utilize our remaining net deferred tax assets.

      We believe that our estimates pertaining to our accounting for income taxes are critical because:

      Our judgments regarding future taxable income are based upon expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our assumptions could require that we reduce the carrying value of our net deferred tax assets;

      Our use of different estimates, assumptions and judgments in connection with tax planning strategies and tax uncertainties could result in materially different carrying values of our income tax asset and liability amounts and therefore could adversely impact our recorded income tax amounts.

      As of December 31, 2003, we have cumulative undistributed earnings from certain foreign subsidiaries of €1,716.1 million that are currently deemed to be permanently reinvested. A change in economic or other circumstances could impact our decision to repatriate some or all of these undistributed earnings which would result in the recognition of additional income tax liabilities.

      Changes in any of the aforementioned items could have a material impact on our financial position and results of operations. There were no significant changes in estimates about our ability to realize our deferred tax assets nor have we made any significant changes to our plans about whether to permanently reinvest undistributed earnings of foreign subsidiaries that had a material impact on our consolidated financial condition or results of operations during 2003 and 2002.

Realizability of Strategic and Venture Capital Investments

      In the past and as a continuing part of our business strategy, we have made significant investments in technology related companies, some of which are start-up companies that are currently reporting and that have historically reported net losses. Due to the limited historical information available about many of these companies, our estimates concerning our ability to recover the carrying value of these investments involve significant judgments. Specifically, the determination of the fair value of an investment and the amount we can expect to realize upon liquidation of an investment is judgmental, as is the determination of whether a decline in value of an investment is other-than temporary. Changes in our estimates could have a material impact on our financial position and results of operations.

      Although not significant in 2003, impairments and other charges related to our investments have had in the past, and could again have in the future, a material impact on our financial position and results of operations. In 2003, 2002 and 2001, we recognized impairment charges relating to our strategic and venture capital investments of €15.1 million, €416.6 million (of which €297.6 million were for our investment in Commerce One) and €78.8 million, respectively. As of December 31, 2003, the carrying value of these investments is €53.1 million.

New Accounting Standards Adopted and to be Adopted

      See Note 3 in our consolidated financial statements at “Item 18. Financial Statements.”

Liquidity and Capital Resources

      In 2003, as in 2002 and 2001, we have funded most of our growth internally from cash flow provided from operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, and to pay dividends on our shares and reacquire our shares in the open market. Cash and cash equivalents are primarily held in euro and U.S.$ as of December 31, 2003.

      We believe that cash flows from operations, existing cash and cash equivalents, short-term marketable securities and available financing sources will be sufficient to meet our working capital needs and our currently planned capital expenditure requirements for the next twelve months. However, there can be no assurance that a downturn in the economy worldwide, in a particular region, or for our products and services in general, will not change this outlook.

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

      The table below presents our liquid assets for the years ended December 31:

	2003	2002

	€(000)
Cash at banks	326,305	279,920
Time deposits with original maturities of 3 months or less	1,014,086	841,788

Cash and cash equivalents	1,340,391	1,121,708

Time deposits with original maturities exceeding 3 months and less than 1 year	680,891	26,281
Time deposits with original maturities exceeding 1 year	369	478
Restricted cash with original maturity exceeding 1 year	74,305	89,430

	2,095,956	1,237,897

      Total net interest income increased to €43.4 million in 2003 compared to €24.8 million in 2002 and €33.7 million in 2001. The increase is primarily due to higher levels of liquidity. In addition to the foreign currency exposure, we are generally exposed to fluctuations in the interest rates of many of the world’s leading industrialized countries. Our interest income and expense is most sensitive to fluctuations in the level of U.S. and EMU interest rates.

      Liquid assets in the amount of approximately €860 million are held in U.S.$ and approximately €780 million are held in euro.

      As discussed in “Item 4. Information about SAP — Description of the Business — Partners’ Alliances and Acquisitions,” we announced our intention to bid for all the shares not currently owned by us of SAP System Integration AG (SAP SI). We intend to finance the costs associated with the transaction of approximately €230 million utilizing our cash at banks.

Analysis of cash flow statement

      Operating cash flow for 2003 was €1,504.9 million representing a 10% decrease from €1,680.5 million in 2002, when, due primarily to impairment charges on minority investments and write-down of financial assets, the difference between net income and operating cash flow was wider. Accounts receivable decreased from €1,967.1 million at December 31, 2002 to €1,770.7 million at December 31, 2003, representing a decrease of €196.4 million or 11%. Days’ sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services) decreased from 87 days in 2002 to 76 days in 2003 due primarily to our more stringent receivables management processes.

      In 2003, net cash used in investing activities was €911.3 million, an increase of 322% over 2002. However, €639.4 million of this was attributable to the increase in liquid assets with maturities greater than 90 days. Capital expenditures during 2003 for intangible assets and property, plant and equipment were €275.3 million, a decrease of €33.4 million from €308.7 million in 2002. This included €203.7 million in property, plant and equipment additions, mainly additional IT infrastructure and office facility construction during 2003 to keep pace with the overall growth in business activities.

      Net cash used in financing activities was €305.4 million in 2003, a decrease of €630.5 million from the €935.9 million of net cash used in 2002. During 2002 we repaid €428.9 million in long term debt and amounts borrowed under line of credit arrangements compared to repayments in 2003 of €3.9 million. Dividend payments were €186.3 million and €182.3 million in 2003 and 2002, respectively. Additionally we spent approximately €88.2 million in 2003 to purchase 1,049 thousand of our own shares (2002: €279.3 million to purchase 3,016 thousand of our own shares), which are held in treasury at December 31, 2003, under our stock buy-back program in order to satisfy subscription rights granted under our various stock-based compensation plans.

Credit lines

      As of December 31, 2003, we had outstanding long-term financial debt of €11.9 million and outstanding short-term financial debt of approximately €19.6 million, consisting primarily of amounts borrowed under lines of credit. As of December 31, 2003 SAP AG had available lines of credit totaling €858 million. In addition certain of our foreign subsidiaries have lines of credit available that allow them to borrow funds in their respective local currencies, generally to the extent SAP AG has guaranteed such amounts. As of December 31, 2003, approximately €178 million were available through such arrangements under which we may borrow on an overdraft or short-term basis. Interest under these lines of credit is determined at the time of borrowing based on current market rates. As of December 31, 2003, SAP AG had no outstanding borrowings against these lines of credit. Our subsidiaries have aggregate borrowings under their lines of credit amounting to €21.5 million as of December 31, 2003. SAP AG has provided guarantees for its subsidiaries’ lines of credit, including unused amounts, and other commitments of approximately €169.8 million as of December 31, 2003.

Authorized Capital

      We also have available sources of cash through authorized capital. SAP’s Articles of Incorporation authorize the Executive Board of SAP AG (the “Executive Board”), to increase the subscribed capital

•	up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash until May 1, 2006 (“Authorized Capital I”). The issuance of Authorized Capital I is subject to the statutory subscription rights of existing shareholders;

•	up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash or in kind until May 1, 2006 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights for the issuance of Authorized Capital II; and

•	up to an aggregate amount of €15 million against contribution in cash by issuing new ordinary shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

Contractual obligations

      The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2003:

	Payments due by period

Contractual Obligation	Total	2004	2005	2006	2007	2008	thereafter

	€(000)
Off-balance sheet
Operating Leases	619,543	141,891	105,366	80,685	60,901	50,749	179,951
Purchase Commitments	30,509	30,509	—	—	—	—	—
Other Commitments	14,746	9,015	5,518	38	39	32	104

	664,798	181,415	110,884	80,723	60,940	50,781	180,055

On-balance sheet
Bonds	10,084	560	—	—	—	1,094	8,430
Other Liabilities	676,144	648,717	2,458	—	—	—	24,969

	686,228	649,277	2,458	—	—	1,094	33,399

Total	1,351,026	830,692	113,342	80,723	60,940	51,875	213,454

      Our expected contribution in 2004 to our defined benefit pension plans is approximately €1,808 thousand for German plans and €35,963 thousand for non-German plans, all of which is expected to be paid as cash contributions.

      We have operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. Rental expense for operating leases in 2003 was €159 million (2002: €207 million; 2001: €209 million). The decrease in rental expense in 2003 is mainly based on the reduction of office space, especially in the U.S., currency effects and the global decision to purchase instead of lease computer hardware.

      Purchase commitments relate primarily to the construction of facilities, office equipment and car purchase commitments. Other commitments basically comprise food and security services and other facility commitments. During 2004, we expect to spend approximately €113 million for the purchase of computer hardware and other business equipment, €53 million for cars, and approximately €61 million primarily to further fund the construction of certain facilities, mainly in Germany.

      As described in Note 24 to our consolidated financial statements, bonds consist primarily of outstanding convertible bonds related to our LTI 2000 Plan. Additional amounts pertain to outstanding bonds issued in conjunction with our 1994/2004 convertible bond program.

      Please refer to Note 27 to our consolidated financial statements for a detailed description of our other liabilities.

      We have not entered into any transactions, arrangements or other relationships with unconsolidated, variable interest entities, nor do we use other forms of off-balance-sheet arrangements such as research and development arrangements.

Obligations under indemnifications and guarantees

      We provide indemnifications of various scope to our customers against claims of intellectual property infringement made by third parties from the use of our products. Estimated losses for such indemnifications are evaluated under SFAS 5, Accounting for Contingencies, and liabilities are recorded or disclosed, depending on whether such losses are deemed probable and can be reasonably estimated. To date, we have not encountered material losses as a result of such obligations and have not accrued any liabilities in our financial statements.

In addition we occasionally grant function and/or performance guarantees in routine consulting contracts and/or customer development arrangements, standard guarantee provisions and other items, each of which are guarantees of SAP’s own product or service performance. Currently, we have several such agreements in place with various expiration dates. Based on historical experience and evaluation, we do not believe that any material loss is likely, and therefore no related liability has been recorded. We also provide a six to 12 month warranty period on its software. The related liability is included in other reserves and accrued liabilities (see Note 26 to our consolidated financial statements). As of December 31, 2003 and 2002 no guarantees were provided for third party performance or financial obligations of third parties.

Research and Development

      Since our inception, we have devoted significant resources to research and development. Research and development expenses for the years ending December 31, 2003, 2002, and 2001 were €995.9 million, €909.4 million, and €898.3 million, respectively. Research and development expenses as a percentage of revenue were 14.2%, 12.3%, and 12.2% for the years ended December 31, 2003, 2002, and 2001, respectively. During 2003, 2002, and 2001, the percentage of employees devoted to research and development was 30.1%, 27.8%, and 26.5%, respectively. A major focus of our research and development effort has been to anticipate and incorporate technological changes in the data processing industry to develop new business solutions.

      We have also entered into agreements with a number of leading computer software, technology and hardware suppliers and telecommunications providers to co-operate and enable certain of the products produced by such suppliers to be compatible with our solutions. These arrangements do not involve market or credit risk support on our behalf or by us, nor do they involve the issuance of our securities to provide the third party suppliers with needed liquid resources. We evaluate the financial strength of the third party suppliers with which we choose to cooperate, and we do not accept incremental financial risk through guarantees, loans, or other financial commitments. We anticipate that 2004 activity under these arrangements will be consistent with 2003.

SCORE Reorganization

      In 2003, we reorganized our development activities under the project name SCORE — Strategic Cross-Organizational Realignment in an effort to strengthen the alignment between our development activities, our field organizations and our customers The reorganization is an important step in realizing the benefits of a services based development approach. SCORE is expected to strengthen our industry focused approach and lead to enhanced engagement from the SAP field executives with our developers.

      SCORE created new Business Solution Groups (“BSGs”) which are responsible for the definition, development and market success of our products and solutions. Former business units have been bundled into the BSGs on the basis of their content. Three BSG’s were created: BSG Manufacturing, BSG Services and BSG Financial and Public Service.

      The internal structure of the BSGs contains a clear separation of solution management and development. Solution management employees are responsible for the roll in and roll out of the overall solution. They have to ensure that the solutions are developed with the market and our customers’ requirements in mind.

      Alongside the three new BSGs, a new department led by a member of our Executive Board has been created, called Application Platform & Architecture. This separation of the front end from the back end and the reuse of business objects, processes, engines, and other software elements is expected to enable SAP to make the switch from client/ server architecture to Enterprise Services Architecture successfully.

Areas of current and future research and development efforts

      We intend to continue investing substantial resources in technological research and development. Our significant areas of current technological research and development efforts include:

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

      SAP maintains research and development facilities in Germany, the United States, Japan, France, India, Israel, Bulgaria, Russia and China. Through this regional diversification, we maximize the efficient use of local resources and leverage access to industry expertise and customers.

Item 6.     Directors, Senior Management and Employees

Supervisory Board

      The current members of the Supervisory Board of SAP AG, each such member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairperson(2)(3)(5)(7)(8)	60	Chairperson of the Supervisory Board	2003	2007
Pekka Ala-Pietilä(1)(8)	47	President of Nokia Corporation	2002	2007
Prof. Dr. Wilhelm Haarmann (1)(3)(4)(5)(9)	53	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Haarmann, Hemmelrath & Partner	1988	2007
Dietmar Hopp(1)(6)	63	Managing Director, Dietmar Hopp Stiftung GmbH	1998	2007
Dr. h.c. Hartmut Mehdorn(1)(7)	61	Chairperson of Executive Board, Deutsche Bahn AG	1998	2007
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(1)(6)(8)	62	Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI)	2002	2007
Dr. Dieter Spöri(1)(5)	60	Head of Corporate Representation Federal Affairs, DaimlerChrysler AG	1998	2007
Dr. h.c. Klaus Tschira(1)(4)	63	Managing Director, Klaus Tschira Stiftung gGmbH	1998	2007
Helga Classen, Vice Chairperson (5)(7)(10)	53	Employee, Development Architect	1993	2007
Willi Burbach(7)(8)(10)	41	Employee, Developer	1993	2007
Bernhard Koller(4)(10)	54	Employee, Manager of Idea Management	1989	2007
Christiane Kuntz-Mayr(5)(8)(10)	41	Employee, Development Manager	2002	2007
Lars Lamadé(6)(10)	32	Employee, Human Resources Consultant	2002	2007
Dr. Gerhard Maier(3)(6)(10)	50	Employee, Development Project Manager	1989	2007
Dr. Barbara Schennerlein(5)(10)	47	Employee, Principle Solution Consultant	1998	2007
Stefan Schulz(4)(8)(10)	34	Employee, Solution Architect	2002	2007

(1)	Elected by SAP AG’s shareholders on May 3, 2002.

(2)	Elected by SAP AG’s shareholders on May 9, 2003.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the General Committee.

(6)	Member of the Finance and Investment Committee.

(7)	Member of the Mediation Committee.

(8)	Member of the Technology Committee.

(9)	Wilhelm Haarmann is a partner in Haarmann, Hemmelrath & Partner, which serves as special German tax counsel to SAP AG and counsels SAP with regard to other legal matters. Wilhelm Haarmann has been determined to be the Audit Committee’s financial expert.

(10)	Elected by SAP AG’s employees on April 9, 2002.

     Klaus-Dieter Laidig resigned as a member of the Supervisory Board effective May 9, 2003.

      For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and Compensation Committee, please refer to “Item 10. Additional Information — Corporate Governance.”

      The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP AG’s, in Germany and other countries as of December 31, 2003 are set forth in the Note 35 to our consolidated financial statements included in “Item 18. Financial Statements.” Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.

      Pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz), in 2002 SAP AG was required to increase the number of members on the Supervisory Board from twelve to sixteen, comprised of eight representatives of the shareholders and eight representatives of the employees. German law requires this increase since the number of employees of SAP AG and its group companies exceeded 10,000 employees in Germany in 2001. This increase was reflected in an amendment to SAP’s Articles of Incorporation, which was approved at the Annual General Shareholders’ Meeting on May 3, 2002. All employees elected must be at least 18 years of age, must have been in the employment of SAP AG for at least one year. They must also fulfill the other qualifications for election codified in Section 8 of the German Works Council Constitution Act. These qualifications include to be employed by SAP for not less than six months and not having been declared ineligible or debarred from holding public office by a court.

      SAP announced on March 13, 2003 that the Supervisory Board moved to propose the election of Hasso Plattner to the Supervisory Board at the Annual General Shareholders’ Meeting on May 9, 2003 as a shareholders’ representative. After being elected, Hasso Plattner resigned from the Executive Board effective the close of the Annual General Shareholders’ Meeting. The Co-CEO of the Executive Board, Henning Kagermann, then became sole CEO of the Executive Board. In the Supervisory Board meeting immediately following the Annual General Shareholders’ Meeting Hasso Plattner was elected as Chairperson of the Supervisory Board, replacing Dietmar Hopp, who continues to be an ordinary member of the Supervisory Board.

Executive Board

      The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Prof. Dr. Henning Kagermann, CEO	1991	2007
Dr. Peter Zencke	1993	2006
Prof. Dr. Claus Heinrich	1996	2005
Gerhard Oswald	1996	2005
Dr. Werner Brandt	2001	2009
Shai Agassi	2002	2005
Léo Apotheker	2002	2005

      A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

      Henning Kagermann, CEO (Vorstandssprecher), 56 years old, physics graduate. Henning Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-CEO in 1998. In May 2003 he became sole CEO of the Executive Board. He has overall responsibility for SAP’s strategy and business development, marketing, and global communications as well as for consulting and customer development. Further, he leads the Field Management Board and the Product Technology Board. He is also head of the Business Solutions Group (BSG) Financial & Public Services.

      Shai Agassi, 35 years old, computer science graduate. Shai Agassi joined SAP in 2001 as CEO of SAP Portals and became a member of the Executive Board in 2002 after the reintegration of SAP Portals and SAP Markets into SAP. As the head of the Technology Platform organization, he oversees the development of the integration and application platform SAP NetWeaver. Shai Agassi also manages two solution groups, mySAP SRM and SAP xApps. Further he co-leads the Suite Architecture Team with Peter Zencke. Prior to joining SAP, Shai Agassi founded a number of software companies in Israel between 1990 and 1994, and served in various positions in those companies. He moved one of these companies to California and renamed it TopTier Software, Inc., where he served as Chairperson, CTO and eventually CEO. TopTier was acquired by SAP in 2001, after which Shai Agassi became the CEO of SAP Portals, at that time a fully owned subsidiary of SAP.

      Léo Apotheker, 50 years old, business economist. Léo Apotheker first joined SAP in 1988 and became a member of the Executive Board in 2002. He is responsible for the activities of SAP Global Field Operations. He is also a member of the Field Management Board.

      Werner Brandt, 50 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. He is responsible for finance and administration. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International.

      Claus Heinrich, 48 years old, business management and operations research graduate. Claus Heinrich joined SAP in 1987 and became a member of the Executive Board in 1996. He is Head of the Business Solutions Group (BSG) Manufacturing Industries. In addition, he oversees SAP’s human resources and is the Executive Board member for labor relations.

      Gerhard Oswald, 50 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. Gerhard Oswald is responsible for global support and the information-technology infrastructure. He is also a member of the Field Management Board.

      Peter Zencke, 54 years old, mathematics and economics graduate. Peter Zencke joined SAP in 1984 and became a member of the Executive Board in 1993. He is responsible for the development organization of SAP’s Enterprise Services platform and architecture as well as the coordination of SAP’s global research activities and development labs. In addition, Peter Zencke is a member of SAP’s Product and Technology Board.

      The current members of the Executive Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries as of December 31, 2003 are set forth in Note 35 to our consolidated financial statements in “Item 18. Financial Statements.” Apart from pension obligations, SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member.

      To our knowledge, there are no family relationships among the Supervisory and Executive Board members.

Compensation of Directors and Officers

      Under SAP AG’s articles of incorporation, in addition to the reimbursement of their expenses, the members of the Supervisory Board receive remuneration composed of a fixed element and a variable element. The variable element depends on the distributed dividends. Both the fixed and the variable remuneration are higher for the chairperson and the deputy chairperson than for the other members.

      The total annual remuneration of the Supervisory Board members for the year ended December 31, 2003, which is subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders’ Meeting on May 6, 2004, is outlined in Note 35 of our consolidated financial statements in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The total annual remuneration of the Supervisory Board for the year ended December 31, 2003, will amount to €1,016,800. This consists of an annual fixed payment, which amounts to €50,000 for the Chairperson, €37,500 for the Vice Chairperson and €25,000 for all other members of the Supervisory Board, plus a variable payment equal to €2,000 for the Chairperson, €1,500 for the Vice Chairperson and €1,000 for all other members of the Supervisory Board for each €0.01 distributed dividends per share exceeding a dividend of €0.40 in relation to the share capital outstanding. Notwithstanding the foregoing, the aggregate remuneration may not exceed €100,000 for the Chairperson, €75,000 for the Vice Chairperson and €50,000 for the other members of the Supervisory Board. In addition, Supervisory Board members are reimbursed for out-of-pocket expenses, and invoiced value-added taxes are paid by SAP to the Supervisory Board members for payment with the German tax authorities. For foreign Supervisory Board members SAP reduces the payment by a special withholding tax. The employee representatives on the Supervisory Board receive stock-based compensation, if any, for their services as employees only. Each employee representative owns less than one percent of the outstanding share capital.

      The total annual remuneration of the Executive Board for the year ended December 31, 2003 was €17,926 thousand. This amount includes €3,371 thousand fixed and €14,555 thousand variable remuneration. The accrued benefit liability as of December 31, 2003 for Executive Board members was approximately €3.3 million. For a detailed breakdown of the total fixed and all other variable remuneration, please see Note 35 to our consolidated financial statements.

      As of December 31, 2003, 2002 and 2001, we did not provide any loans, warranties or guaranties to members of the Executive Board. Furthermore, Section 402 of the Sarbanes-Oxley Act, which came into effect on July 30, 2002, precludes SAP AG from granting most loans to members of the Supervisory Board or the Executive Board.

Employees

      As of December 31, 2003, we employed 30,251 people worldwide, which represented an increase of 3% from December 31, 2002. Of the total employees, 13,475 employees were based in Germany and 4,637 in the U.S. The following table sets forth the number of employees at December 31, 2003, 2002 and 2001:

	Employees as of December 31,

	2003				2002				2001

	Total	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total	EMEA	Americas	Asia

Customer Service & Support	12,713	8,111	2,881	1,721	12,939	8,318	3,014	1,607	13,014	8,159	3,311	1,544
Research & Development	9,100	7,042	1,084	974	8,173	6,277	1,194	702	7,665	5,849	1,122	694
Sales & Marketing	5,267	3,112	1,434	721	5,143	3,075	1,427	641	5,071	2,865	1,539	667
General & Administrative	3,171	2,163	681	327	3,119	2,090	710	319	3,128	1,987	778	363

SAP Group	30,251	20,428	6,080	3,743	29,374	19,760	6,345	3,269	28,878	18,860	6,750	3,268

      Certain employees that are currently employed by SAP but that are currently not working or that work part time while finishing a university degree are excluded from the above figures. Expressed in average number of full-time equivalents (FTEs), we had slight increase from 29,054 in 2002 to 29,098 in 2003.

      Sales revenue per employee equalled €232,211 for the year ended December 31, 2003, down from €252,361 for the year ended December 31, 2002. It was a declared aim of the Company to increase operating margin in 2003, therefore, as in the previous year, SAP established a stringent and selective hiring policy. The majority of recruits joined research and development (R&D), which, converted to FTEs, grew 11%. In other areas, only selected hiring was done. Sales and marketing employees in FTEs increased 2%, the number of service and support employees in FTEs declined 2%, and general and administration headcount in FTEs remained almost unchanged.

      Apart from selective measures, significant layoffs did not occur despite the difficult economic environment.

      We consider our employees as our most important success factor and would therefore wish to recruit new highly qualified employees in the future. At the same time, SAP continues to actively train its employees. As in previous years, SAP University’s broad offering of classroom training and Web-based courses as well as SAP’s training line of business played a key role in 2003. Through such measures, SAP ensures that its employees maintain and build on their high level of training.

      None of our employees are subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are excellent.

Share Ownership

Beneficial Ownership of Shares

      The ordinary shares beneficially owned by Dietmar Hopp (member of the Supervisory Board), Hasso Plattner (Chairperson of the Supervisory Board) and Klaus Tschira (member of the Supervisory Board) and/or companies affiliated with aforementioned individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of the ordinary shares as of March 9, 2004.

Stock-Based Compensation Plans

SAP SOP 2002

      At the 2002 annual general meeting of shareholders, our shareholders approved the SAP Stock Option Plan (“SAP SOP 2002”). The SAP SOP 2002, which provides for the issuance of stock options to the members of the Executive Board, members of subsidiaries’ boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, replaced the LTI 2000 Plan described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, with the approval of the Supervisory Board, on or before April 30, 2007, up to 19,015,415 stock options.

      Each stock option granted under SAP SOP 2002 entitles its holder to subscribe to one SAP AG share, against the payment of an exercise price, which is composed of a base price and a premium of 10% on the base price. The base price is the average market price of the SAP AG share on the Frankfurt Stock Exchange during the five trading days preceding the issuance of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP AG share in the XETRA trading system. These provisions notwithstanding, the exercise price can not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options. Stock options have a term of five years from the issue date, after which they become void.

      For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments that the Executive Board is not responsible for.

      SAP SOP 2002 is generally considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, cannot be less than the share price on that date, no expenses are recorded for awards granted under SAP SOP 2002. As the number of stock options granted to the members of the Executive Board under SAP SOP 2002 is not known on grant date due to the above mentioned potential limitation on subscription rights, SAP SOP 2002 is not considered a fixed plan for those stock options. As such, compensation expense is recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the ordinary share.

      As of March 9, 2004, 5,842 thousand options have been granted to participants under the SAP SOP 2002, none of which are exercisable at this time.

LTI Plan

      On January 18, 2000 SAP’s shareholders approved the LTI 2000 Plan (the “LTI Plan”). The LTI Plan is a stock-based compensation program, which provided members of the SAP AG Executive Board, members of subsidiaries’ boards and selected employees a choice between convertible bonds, stock options or 50% of each. Under the LTI Plan, 15 million convertible bonds or 18.75 million stock options were originally authorized, and a maximum of 18.75 million ordinary shares were authorized pursuant to a contingent capital increase for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI Plan. Upon conversion of the convertible bonds and exercise of the stock options, we will be required to provide ordinary shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the ordinary shares at the time of such conversion or exercise.

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

      The conversion price of the convertible bonds for one SAP AG ordinary share will equal the closing price of the SAP AG ordinary share quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). Upon the exercise of the conversion rights, an additional payment is due for each share equal to the amount by which the conversion price of the share exceeds the nominal amount of the converted bond of €1 for each convertible bond, which was payable upon granting of the convertible bonds and which is mandatory according to German Stock Corporation Law.

      The exercise price of the stock options issued under the LTI Plan for one SAP AG ordinary share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share exceeds the performance of the reference index (GSTI Software Index). The initial value for determining the performance by the SAP AG ordinary shares is the closing price of the SAP AG ordinary shares quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary’s subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG ordinary share is the closing price of SAP’s ordinary shares quoted in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange on the latest trading day prior to exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value of the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from U.S.$ to euro using the spot mid cashpaper range rate on the Frankfurt interbank market. Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP AG ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index. The exercise price for one stock option is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG share exceeds the performance of the reference index, as follows: The exercise price is the final value as determined above, less the product of the initial value as determined above and the outperformance.

      Beneficiaries under the LTI Plan may not exercise their conversion or subscription rights until a vesting period has elapsed. The vesting period for 33% of such rights ends two years after the issue date, for the next 33% three years after the issue date and for the balance four years after the issue date. Convertible bonds and stock options under the LTI Plan have a term of 10 years from the issue date, after which they become void.

      The convertible bond program is considered a fixed plan under APB 25, and will result in no compensation expense under the current terms of the LTI Plan. Under APB 25, the stock option program under the LTI Plan is a variable plan because the exercise price varies depending upon the criteria described above. As such, compensation expense is recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the ordinary share. Stock options may negatively impact our results of operations and both stock options and convertible bonds may negatively impact our earnings per share.

      By resolution of the Annual General Shareholders’ Meeting held on May 9, 2003, the Executive Board was authorized to repurchase on or before October 31, 2004 up to 30.0 million shares in SAP AG subject to the proviso that the shares purchased by virtue of this authorization, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP AG’s capital stock. Such repurchased ordinary shares may be used to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI Plan and our obligations upon the exercise of stock options under the SAP SOP 2002. This resolution replaced the resolution of the Annual General Shareholders’ Meeting of May 3, 2002, which authorized the Executive Board to acquire on or before October 31, 2003, up to 30.0 million shares in SAP to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI Plan and the exercise of stock options under the SAP SOP 2002. These repurchases of ordinary shares are expected to reduce the dilutive effects on earnings per share. As of March 9, 2004, we have repurchased 201 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the LTI Plan.

STAR Plan

      The STAR Plan provides for the grant of stock appreciation rights (“STARs”) to eligible employees of SAP AG and our majority owned subsidiaries. The STAR Plan is administered by SAP AG’s Executive Board with respect to eligible employees. Beginning with the introduction of the LTI Plan in 2000, SAP SOP 2002 participants (and prior to the introduction of the SAP SOP 2002, LTI Plan participants) who are granted stock options generally may not receive STARs under the STAR Plan in the same fiscal year. The Executive Board or the Supervisory Board, as applicable, has the authority to determine: (i) the persons to whom grants may be made under the STAR Plan; (ii) the size and other terms and conditions of each grant; (iii) the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting; and (iv) any other matters arising under the STAR Plan.

      The valuation of each of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation of the respective STARs:

Quarter Ended	Weighting Factor	Quarter Ended	Weighting Factor

March 31, Year 1	5%	March 31, Year 2	10%
June 30, Year 1	5%	June 30, Year 2	10%
September 30, Year 1	10%	September 30, Year 2	10%
December 31, Year 1	20%	December 31, Year 2	30%

      2004 STARs. In March 2004 the Supervisory Board approved the granting of approximately 3.8 million 2004 STARs to selected employees who are not granted stock options under the SAP SOP 2002 in the year 2004. The 2004 STARs grant value of €134.35 is based upon the average fair market value of one ordinary share over the 20 business days from the day after the announcement of our 2003 preliminary results on January 22, 2004.

      The valuations of the 2004 STARs for the quarterly periods ending December 31 are based on the amount by which the grant price of €134.35 is exceeded by the average fair market value of one ordinary share as quoted on the XETRA trading system over the 20 consecutive business days commencing on the day after the announcement of our preliminary annual results for 2004 and 2005. The other quarterly valuations are based on the amount by which the grant price of €134.35 is exceeded by the average fair market value of an ordinary share quoted on the XETRA trading system over the five consecutive business days commencing on the day after the announcement of our quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.

      The cash payout value of each 2004 SAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2004 STARs on March 31, 2006 and January 31, 2007, each payment equal to 50% of the total payout amount. Participants will receive 2004 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.

      2003 STARs. In March 2003, we granted 3.8 million 2003 STARs to selected employees who were not granted stock options under the SAP SOP 2002 in the year 2003. The 2003 STARs grant value of €84.91 is based upon the average fair market value of one ordinary share over the 20 business days from the day after the announcement of our 2002 preliminary results on January 30, 2003.

      The valuations of the 2003 STARs for the quarterly periods ending December 31 are based on the amount by which the grant price of €84.91 is exceeded by the average fair market value of one ordinary share as quoted on the XETRA trading system over the 20 consecutive business days commencing on the day after the announcement of our preliminary annual results for 2003 and 2004. The other quarterly valuations are based on the amount by which the grant price of €84.91 is exceeded by the average fair market value of an ordinary share quoted on the XETRA trading system over the five consecutive business days commencing on the day after the announcement of our quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.

      The cash payout value of each 2003 STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2003 STARs on March 31, 2005 and January 31, 2006, each payment equal to 50% of the total payout amount. Participants will receive 2003 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.

      2002 STARs. In February 2002, we granted 3.6 million 2002 STARs to selected employees who were not granted stock options or convertible bonds under the LTI Plan in the year 2002. Additional information regarding the 2002 STARs is included in Note 24 of “Item 18. Financial Statements.” Because the grant price of the 2002 STARs was higher than the price of the ordinary shares during the measurement period, no payments will be made with respect to the 2002 STARs.

      2001 STARs. In 2001, we granted 3.4 million 2001 STARs to selected employees who did not receive stock options or convertible bonds under the LTI Plan in the year 2001. Because the grant price of the 2001 STARs was higher than the price of the ordinary shares during the measurement period, no payments will be made with respect to the 2001 STARs.

1994 Bonds

      SAP has outstanding convertible bonds issued in 1994 to eligible participants, each of which is convertible into three preference shares (the “1994 Bonds”). After the conversion of the preference shares into ordinary shares, each bond is convertible into three ordinary shares. The conversion rights of the 1994 Bonds became exercisable for the first time on September 30, 1996 and are thereafter exercisable on each June 30, July 31, August 31, September 30, October 31 and November 30. The only remaining exercise date is June 30, 2004. As of December 31, 2003, 150,910 of the 1994 Bonds remained outstanding, and 452,730 ordinary shares would be issued upon the conversion thereof.

German Employee Stock Purchase Plans

      SAP AG maintains two employee stock purchase plans for our German employees: (i) an ongoing payroll deduction plan (the “German Payroll Deduction Plan”) and (ii) an annual purchase plan (the “German Annual Purchase Plan”). Under the German Payroll Deduction Plan, an eligible German employee is able to purchase ordinary shares through payroll deductions of up to 10% of the gross monthly salary of the employee and SAP contributions of 15% of the ordinary share purchase price as well as the assumption of ancillary purchase expenses. As soon as the amount available for an employee is sufficient together with our contribution to purchase an ordinary share, such purchase is effected at the market price and credited to the employee’s account. The acquired shares are not subject to a holding period. Under the German Annual Purchase Plan, eligible German employees may buy a determined number of ordinary shares per year on a set date. Under such plan, SAP contributes €260 per year. The employee provides any additional amounts, if necessary, to avoid the purchase of fractional shares. The acquired shares are transferred to an individual account of the participating employee, and they are not subject to a holding period. Employees must elect each year to participate in the German Annual Purchase Plan.

U.S. Employee Stock Purchase Plans

      We maintain three plans which allow for our U.S. employees to acquire equity securities of SAP AG as follows: (i) an Employee Discount Stock Purchase Plan (“U.S. Discount Plan”); (ii) an employee non-discount purchase plan (the “U.S. Non-discount Plan”); and (iii) the ADR Stock Fund (the “ADR Stock Fund”) available under the SAP America, Inc. 401(k) Plan (“401(k) Plan”). Under the U.S. Discount Plan, eligible employees are able to purchase ADRs through semi-monthly payroll deductions of up to an annual aggregate of 10% of their annual compensation or $21,250, whichever is less, and we contribute 15% of the ADR’s purchase price as well as the assumption of ancillary purchase expenses. Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADRs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee’s eligible compensation. We do not make any contributions in connection with the U.S. Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. U.S. employees may contribute up to 15% for highly compensated employees and up to 25% for non-highly compensated employees of their pretax and after tax payroll under the 401(k) Plan, and we contribute 50% of the contributed amounts up to 6% of the pretax and after tax pay not to exceed $4,500 per year. Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant.

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

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who our shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the U.S. by means of American Depositary Shares (ADS). Each ADS represents one fourth of one ordinary share. On March 9, 2004, based upon information provided by the ADS depositary, the Bank of New York, there were 127,464,548 ADSs, representing approximately 31,866,137 ordinary shares, held of record by 2,300 registered holders. The ordinary shares underlying such ADSs represented 10.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

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

      The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 9, 2004 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. Apart from the shares transfer as set forth in the footnotes to this table, there was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three business years. None of the major shareholders have special voting rights.

	Ordinary Shares
	Beneficially Owned

			% of
Principal Shareholders	Number		Outstanding

Dietmar Hopp, Member Supervisory Board	32,828,795	(1)	10.406%
Dietmar Hopp Stiftung GmbH	28,017,300		8.881%
Prof. Dr. h.c. mult. Hasso Plattner, Chairperson Supervisory Board	37,239,740	(2)	11.804%
Hasso Plattner GmbH & Co. Beteiligungs-KG	31,239,740	(3)	9.902%
Hasso Plattner Förderstiftung gGmbH	6,000,000		1.902%
Dr. h.c. Klaus Tschira, Member Supervisory Board	38,987,460	(4)	12.358%
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	15,832,660		5.019%
Klaus Tschira Stiftung gGmbH	21,154,800		6.705%
Executive Board Members and Supervisory Board Members, as a group (24 persons)	109,063,087		34.570%
Options and convertible bonds that are vested and exercisable within 60 days of March 9, 2004, held by Executive Board Members and Supervisory Board Members, collectively	434,734	(5)	N/A

(1)	Includes: (i) 27,017,300 ordinary shares owned by Dietmar Hopp Stiftung GmbH, and (ii) 4,811,495 ordinary shares owned by Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG and as to which Dietmar Hopp exercises sole voting and dispositive power. Dietmar Hopp disclaims beneficial ownership with respect to 8,721,100 ordinary shares owned in the aggregate by Dietmar Hopp’s immediate family and such shares are not included above.

(2)	Includes: (i) 31,239,740 ordinary shares owned by Hasso Plattner GmbH & Co. Beteiligungs-KG, as to which Hasso Plattner exercises sole voting and dispositive power; and (ii) 6,000,000 ordinary shares owned by Hasso Plattner Förderstiftung, gGmbH, as to which Hasso Plattner exercises sole voting and dispositive power. Hasso Plattner disclaims beneficial ownership with respect to 130,000 ordinary shares owned in the aggregate by Hasso Plattner’s immediate family and such shares are not included above.

(3)	Hasso Plattner owns a 100% partnership interest in and controls Hasso Plattner GmbH & Co. Beteiligungs-KG.

(4)	Includes 21,154,800 ordinary shares owned by Klaus Tschira Stiftung gGmbH, as to which Klaus Tschira exercises shared voting and dispositive power. Klaus Tschira disclaims beneficial ownership with respect to 2,133,840 ordinary shares owned in the aggregate by Klaus Tschira’s immediate family and such shares are not included above.

(5)	Includes 155,696 stock options and 279,038 convertible bonds.

     We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

Related Party Transactions

      Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 35 of “Item 18. Financial Statements.” The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm’s length.

      August-Wilhelm Scheer is the major shareholder and head of the supervisory board of IDS Scheer AG, a German software and IT services company. Until early 2004 SAP AG owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer’s shares outstanding as of December 31, 2003). SAP AG sold this stake in February 2004. IDS Scheer and SAP AG have relationships in the ordinary course of business and at arm’s length, whereby mainly IDS Scheer provides services for SAP AG. In October 2003 SAP AG and IDS Scheer entered into a strategic relationship to jointly develop and market a software solution for Business Process

Management. As part of this strategic relationship SAP AG both acquired and licensed certain software related intellectual property rights from IDS Scheer.

      In February 2002, SAP AG started negotiations with DCW Software AG & Co. KG (“DCW”) with regard to a possible investment of SAP AG in DCW. SAP AG acquired a controlling interest in DCW in November 2003 and increased this stake to 100% in January 2004. At the time of the initial negotiations DCW had a credit facility agreement with Fancourt Flugcharter GmbH & Co KG, a company wholly owned by Hasso Plattner. There were no credit amounts drawn by DCW under this facility when SAP AG started the investment negotiations. The credit facility agreement was terminated without further drawings in May 2003.

      After his move from SAP AG’s Executive Board to SAP AG’s Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP for no fee but pursuant to which SAP has agreed to reimburse his expenses in connection with such services.

      Haarmann, Hemmelrath & Partner is a partnership of lawyers, accountants and tax advisers, which holds stakes in other entities also carrying the name “Haarmann, Hemmelrath & Partner,” altogether referred to as “HHP” or “the firm.” The firm has more than 1,200 employees in 23 offices worldwide. HHP provided valuation services, tax and legal counsel services for entities of the SAP group. The total amount charged to SAP for those services in 2003 was €0.5 million (2002: €1.3 million; 2001: €0.3 million). Wilhelm Haarmann did not provide the services personally and was, if at all, only involved in a monitoring function. We were informed by HHP that revenues generated with SAP represented less than 1% of HHP’s revenue of the respective years. Additionally HHP is a customer of SAP. Amounts paid by HHP to SAP for products and services were €0.02 million, €0.2 million and €0.2 million in the years 2003, 2002 and 2001, respectively.

      At no point in the years ended December 31, 2003, 2002 and 2001 the Company held note receivables from any member of the Executive Board or the Supervisory Board. During the years ended December 31, 2003, 2002 and 2001, there were no significant transactions between the Company and the major shareholders as outlined in Note 23 of “Item 18. Financial Statements.”

      In 2000, SAP commenced a strategic alliance relationship with Commerce One to jointly develop, market and sell Web-based software solutions. In connection with this relationship, SAP AG in its fiscal year 2000 acquired common stock of Commerce One and in 2001 increased its equity investment in the common stock of Commerce One to the point of exercising significant influence. As part of the acquisition arrangement SAP AG agreed to certain limitations that restrict SAP AG’s ability to transfer its common shares of Commerce One, to increase its ownership interest and to engage in certain take-over transactions involving Commerce One without approved by Commerce One’s Board of Directors. In 2002, SAP AG named a non-voting observer to attend Commerce One’s Board of Directors meetings. The cooperation agreements between the two companies were amended several times between 2001 and 2003. In 2003, SAP AG effectively ceased all transactions under the cooperation arrangements and ceased the jointly developed products or replaced such products with SAP products. As discussed in Note 4 of “Item 18. Financial Statements” the carrying value of SAP’s investment in Commerce One was reduced to zero as of December 31, 2002 and remained at zero throughout 2003. For the year ended December 31, 2003, transactions with Commerce One accounted for less than 1% of the Company’s total revenues and cost of revenues. For the year ended December 31, 2002 and 2001, transactions with Commerce One accounted for approximately 1% of the Company’s total revenues and less than 1% of the Company’s cost of revenues. Transactions involving Commerce One are expected to continue to be immaterial in periods beyond 2003.

      As discussed in Note 16 of “Item 18. Financial Statements,” SAP has issued loans to employees other than to directors and officers with aggregate outstanding balances of €37.8 million and €32.6 million at December 31, 2003 and 2002, respectively. Loans granted to employees primarily consist of interest free or below market rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP’s default experience on loans to employees has been insignificant. There have been no loans to employees or executives to assist them in exercising stock options. We have no loans outstanding to any directors or officers.

Item 8.     Financial Information

Consolidated Financial Statements

      See “Item 18. Financial Statements” and pages F-1 through F-68 and S-1.

Other Financial Information

Legal Proceedings

      The German Federal Supervisory Office for Securities Trading (Bundesaufsichtsamt für den Wertpapierhandel) announced in January 1999 that it had initiated an investigation regarding possible insider trading by certain SAP AG employees prior to the release on January 5, 1999 of our preliminary results for 1998. We have cooperated with this investigation and believe that these investigations have been discontinued without seeking judgments against the persons under investigation. We have not received any further information that would lead us to believe the investigation is continuing.

      The bankruptcy trustee for the United States company FoxMeyer Corp. (“FoxMeyer”) instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler and licensee of the SAP’s R/3 system software. FoxMeyer’s bankruptcy trustee (“Trustee”) alleges that the software failed to perform properly, damaging FoxMeyer’s business, and that such failure was a significant factor contributing to FoxMeyer’s bankruptcy in 1996 and its subsequent liquidation. The complaint asserts claims of breach of contract, breach of express and implied warranties, fraud, negligent misrepresentation, and promissory estoppel. The Trustee seeks unspecified compensatory and punitive damages, the award of costs, expenses and reasonable attorney’s fees, as well as pre-judgment and post-judgment interest. The discovery phase of the proceedings is nearing completion and SAP AG intends to file with SAP America, Inc., a motion for summary at the conclusion of discovery. While the ultimate outcome of this matter cannot be presently determined with certainty, we believe that the Trustee’s claims in this action are without merit. We are vigorously defending against the claims, and believe that this action is not likely to have a material effect on our business, result of operations, financial condition or cash flows.

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

Dividend Policy

      Dividends are jointly proposed by SAP AG’s Supervisory Board and Executive Board based on SAP AG’s year-end stand-alone financial statements, subject to approval at the Annual General Shareholders’ Meeting and are officially declared for the prior year at SAP AG’s Annual General Shareholders’ Meeting. SAP AG’s Annual General Shareholders’ Meeting usually convenes during the second quarter of each year. Since ordinary shares are in bearer form, dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Shareholders’ Meeting. One SAP ADR represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADR is calculated as one-fourth of the dividend of one SAP AG share and is dependent on the euro/dollar exchange rate. Record holders of the ADSs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.”

      The amount of dividends paid on the ordinary shares depends on the amount of profits to be distributed by SAP AG, which depends in part upon our performance. The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors.

Item 9.     The Offer and Listing

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

      Prior to June 18, 2001, SAP AG also had preference shares, which were then converted into ordinary shares on a share for share basis pursuant to resolutions adopted at our Annual General Shareholders’ Meeting and a special meeting of holders of the preference shares on May 3, 2001. The amount of subscribed capital for ordinary shares was therefore increased by the amount of preference shares converted on the effective date of the conversion. Due to the conversion, the ordinary shares are registered and listed on the various stock exchanges in Europe.

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

Trading on the Frankfurt Stock Exchange

      The Frankfurt Stock Exchange, operated by Deutsche Börse AG, is the largest of the eight German stock exchanges, accounting for approximately 90% of the turnover of all German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange (including XETRA) in 2003 amounted to €2.8 trillion (based on the Frankfurt Stock Exchange’s practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments. On December 31, 2003, the equity securities of 5,730 corporations, including 4,901 non-German corporations, were traded on the Frankfurt Stock Exchange, including over-the-counter markets.

      Prices are continuously quoted on the Frankfurt Stock Exchange floor each business day between 9:00 a.m. and 8:00 p.m. Central European Time for the ordinary shares and for other actively traded securities. Markets in listed securities are generally of the auction type, but listed securities also change hands in inter-bank dealer markets both on and off the Stock Exchange. Price formation is determined by open outcry by state-appointed specialists (amtliche Kursmakler) who are themselves exchange members, but who do not, as a rule, deal with the public. The Stock Exchange continuously quotes prices for active stocks during Stock Exchange hours.

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

      In addition to the trading floor, the ordinary shares are also traded on XETRA, a computerized trading system of Deutsche Börse AG. XETRA matches buy and sell orders from licensed traders in a central, fully electronic order book. The system works independently of the location of the trader and provides insight into the order book. The trading hours for XETRA are from 9:00 a.m. until 5:30 p.m. Central European Time on each business day. Securities traded on XETRA include almost the full range of shares listed on the Frankfurt Stock Exchange and a number of additional warrants and certificates. XETRA is subject to the rules and regulations of the Frankfurt Stock Exchange. It now has a market share of 98% in the securities of the 30 companies comprising the Deutsche Aktienindex (“DAX”), the leading index of trading on the Frankfurt Stock Exchange. The SAP AG preference shares were included in the DAX beginning September 15, 1995 and were replaced by ordinary shares upon the conversion on June 18, 2001.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares and for the preference shares, prior to June 18, 2001, on the Frankfurt Stock Exchange, as provided by the Deutsche Börse AG, together with the closing highs and lows of the DAX. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euro.

			Price per
	Price per		Preference
	Ordinary Share(1)		Share(1)(2)		DAX(3)

	High	Low	High	Low	High	Low

	(in €)		(in €)
Annual Highs and Lows
1999	166.00	78.67	208.33	89.67	6,958.14	4,678.72
2000	286.33	112.65	349.96	140.94	8,064.97	6,200.71
2001	180.90	100.00	N/A	N/A	6,795.14	3,787.23
2002	176.30	41.65	N/A	N/A	5,462.55	2,597.88
2003	134.00	67.65	N/A	N/A	3,965.16	2,202.96
Quarterly Highs and Lows
2002
First Quarter	176.30	143.18	N/A	N/A	5,462.55	4,745.58
Second Quarter	164.50	90.40	N/A	N/A	5,343.88	4,099.05
Third Quarter	95.59	46.34	N/A	N/A	4,483.03	2,769.03
Fourth Quarter	90.99	41.65	N/A	N/A	3,380.20	2,597.88
2003
First Quarter	93.74	67.65	N/A	N/A	3,157.25	2,202.96
Second Quarter	112.30	70.50	N/A	N/A	3,304.15	2,450.19
Third Quarter	126.26	97.36	N/A	N/A	3,668.67	3,146.55
Fourth Quarter	134.00	105.95	N/A	N/A	3,965.16	3,276.64
Monthly Highs and Lows
2003
July	108.76	97.36	N/A	N/A	3,487.86	3,146.55
August	109.30	97.58	N/A	N/A	3,565.47	3,331.89
September	126.26	104.88	N/A	N/A	3,668.67	3,256.78
October	129.37	105.95	N/A	N/A	3,655.99	3,276.64
November	134.00	124.10	N/A	N/A	3,797.40	3,638.04
December	133.79	129.99	N/A	N/A	3,965.16	3,806.54
2004
January	142.70	132.41	N/A	N/A	4,151.83	3,995.91
February	137.37	127.00	N/A	N/A	4,141.53	3,991.42
March (through March 9)	131.56	128.97	N/A	N/A	4,145.99	4,054.43

(1)	Since January 1, 2000, ordinary share prices are obtained from XETRA. Similarly, preference share prices between January 1, 2000 and June 18, 2001 were obtained from XETRA.

(2)	All amounts for the preference shares shown reflect the highs and lows through June 18, 2001 due to the conversion of preference shares to ordinary shares.

(3)	The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX are disclosed on XETRA.

     On March 9, 2004, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €129.75, as provided by the Deutsche Börse AG.

Trading on the NYSE

      SAP AG’s ordinary shares are traded in the U.S. by means of American Depositary Shares (“ADS”). Each ADS represents one fourth of one ordinary share. On March 9, 2004, based upon information provided by the ADS depositary, the Bank of New York, there were 127,464,548 ADSs, representing approximately 31,866,137 ordinary shares, held of record by 2,300 registered holders. The ordinary shares underlying such ADSs represented 10.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

      The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

	Price per ADS

	High	Low

	(in U.S.$)
Annual Highs and Lows
1999	53.75	23.81
2000	83.94	31.75
2001	47.64	23.00
2002	38.84	10.05
2003	41.80	18.46
Quarterly Highs and Lows
1999
First Quarter	37.00	23.81
Second Quarter	36.81	24.63
Third Quarter	39.25	30.31
Fourth Quarter	53.75	33.13
2000
First Quarter	83.94	44.87
Second Quarter	59.19	40.94
Third Quarter	67.81	46.06
Fourth Quarter	62.19	31.75
2001
First Quarter	47.64	28.59
Second Quarter	40.99	24.39
Third Quarter	37.73	23.00
Fourth Quarter	34.80	25.09
2002
First Quarter	38.84	32.41
Second Quarter	38.30	22.68
Third Quarter	23.51	11.25
Fourth Quarter	22.65	10.05
2003
First Quarter	25.00	18.46
Second Quarter	33.40	19.18
Third Quarter	34.50	27.56
Fourth Quarter	41.80	31.13

	Price per ADS

	High	Low

	(in U.S.$)
Monthly Highs and Lows
2003
July	30.70	27.59
August	29.94	27.56
September	34.50	30.41
October	38.55	31.13
November	38.98	36.47
December	41.80	39.42
2004
January	45.27	41.14
February	44.14	39.60
March (through March 9)	40.75	39.45

      On March 9, 2004, the closing sales price per ADS on the NYSE was U.S.$40.00, as reported on the NYSE Composite Tape.

Item 10.	Additional Information

Articles of Incorporation

Organization and Register

      SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) maintained by court in Heidelberg, Germany, under the entry number “HRB 269-Wie.” Since January 1, 2003, SAP AG publishes its official notices in the Internet version of the Federal Gazette (www.ebundesanzeiger.de).

Objectives and purposes

      Section 2 of SAP AG’s Articles of Incorporation states that our objectives involve, directly or indirectly, the development, production and marketing of products and the provisions of services in the field of information technology, including:

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

Corporate Governance

Introduction

      The primary source of law relating to corporate governance of a German stock corporation is the German Stock Corporation Act, but other relevant rules with impact on corporate governance are also contained in the Security Trading Act, Securities Purchase and Takeover Act, Stock Exchange Admission Regulations, Commercial Code and other statutes. In addition to these mandatory rules, in February 2002, a government commission appointed by the German Minister of Justice adopted the German Corporate Governance Code (“GCGC”), which has since been amended. The GCGC consists of recommended cooperate governance standards. The new Section 161 of the Stock Corporation Act, however, requires the Executive and the Supervisory Board of exchange- listed companies, such as SAP AG, to declare annually that the recommendations set forth in the GCGC have been and are being complied with, or which of the recommendations are not being applied. SAP AG disclosed deviations from the GCGC in 2002 and 2003 in a declaration of compliance, which is available on our website (www.sap.com).

      In December 2001 SAP AG was one of the first German listed companies to publish its own corporate governance rules — “SAP’s Principles of Corporate Governance.” After the adoption of the GCGC in 2002, SAP adjusted its own principles according to those standards and an update of SAP’s Principles of Corporate Governance was published in August 2002 and March 2004. The purpose of “SAP’s Principles of Corporate Governance” which reflect the accepted standard of corporate governance for German stock corporations is to provide a framework of responsible, value oriented management and control policies for the SAP group of companies according to or where necessary complementing the applicable provisions of law. SAP’s Principles of Corporate Governance are available on our website (www.sap.com). On the same website, we intend to make available a statement of how SAP’s corporate governance practices vary from those of U.S. corporations.

      The Sarbanes-Oxley Act, enacted into law in July 2002, strengthens protection of the shareholding public by imposing new corporate governance and reporting requirements on publicly traded companies. As SAP AG is a publicly traded company listed on the New York Stock Exchange, SAP has taken steps to comply with the applicable regulations of the Sarbanes-Oxley Act and the regulations of the Corporate Governance Rules of the New York Stock Exchange including establishing a Disclosure Committee and enhancing the monitoring of internal control processes. SAP amended in its Principles of Corporate Governance standards and guidelines that SAP Executive Board and Supervisory Board members must follow in carrying out their duties, including a number of guidelines that cover certain topics similar to those required by the New York Stock Exchange rules. On our website (www.sap.com), we intend to make available a statement of how SAP’s corporate governance practices vary from those required by the New York Stock Exchange.

      SAP AG, as a German stock corporation, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Shareholders’ Meeting. Their rules are defined by German law and by SAP’s Articles of Incorporation (Satzung) and may be briefly summarized as follows:

The Supervisory Board

      The Supervisory Board appoints and removes the members of the Executive Board and oversees and advises the management of the corporation. At regular intervals it meets to discuss current business as well as business development and planning. The SAP Executive Board must consult with the Supervisory Board concerning the corporate strategy, which is developed by the Executive Board. The Supervisory Board must also approve the annual budget of SAP upon submission by the Executive Board and certain subsequent deviations from the approved budget. The Supervisory Board is also responsible for representing SAP AG in transactions between SAP AG and Executive Board members.

      The Supervisory Board, based on a recommendation by the Audit Committee, provides its proposal for the election of the independent public accountant to the Annual General Shareholders’ Meeting. Prior to submitting this proposal and as requested by SAP’s Principles of Corporate Governance, the SAP Supervisory Board must obtain a statement from the proposed independent public accountant stating its independence. The Supervisory Board is also responsible for monitoring the auditor’s continued independence.

      The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires supervisory boards of corporations with more than 2000 employees to be equally staffed by representatives of the shareholders and representatives of the employees. The minimum total number of Supervisory Board members, and thus the minimum number of shareholder representatives and employee representatives is legally fixed and depends on the number of employees employed by the corporation and its German subsidiaries. The SAP Supervisory Board currently consists of 16 members, of which 8 members have been elected by SAP AG’s shareholders at the Annual General Shareholders’ Meeting and 8 members which have been elected by SAP’s employees. Previously, the Supervisory Board consisted of 12 members, of which six were elected by the shareholders and six were elected by SAP employees. Since the number of employees of SAP AG and its affiliates in Germany exceeded 10,000 in 2001, the Supervisory Board was enlarged to 16 members subsequent to the Annual General Shareholders’ Meeting in May 2002.

      Any Supervisory Board member elected by the shareholders at the Annual General Shareholders’ Meeting may be removed by three-quarters of the votes cast at the General Annual Shareholders’ Meeting. Any Supervisory Board member elected by the employees may be removed by three quarters of the votes cast by employees.

      The Supervisory Board elects a chairman and a deputy chairman among its members by a majority of vote of its members. If such majority is not reached on the first vote, the chairman will be chosen solely by the members elected by the shareholders and the deputy chairman will be chosen solely by the members elected by the employees. Unless otherwise provided for by law, the Supervisory Board acts by simple majority. In the case of any deadlock the chairman has the deciding vote.

      The members of the Supervisory Board are each elected for the same fixed term of approximately 5 years. The term expires at the close of the Annual General Shareholders’ Meeting of the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Shareholders’ Meeting specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. The Supervisory board normally meets four times a year. The remuneration of the members of the Supervisory Board is determined by the Articles of Incorporation.

      As stipulated in SAP’s Principles of Corporate Governance the shareholder representatives of the Supervisory Board are independent. In order to be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept appointment in companies that are in competition with SAP. Members are subject to SAP’s insider trading prohibition and the interested director dealing rules of the Securities Trading Act.

      The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust committees with the authority to make decisions. Currently the Supervisory Board maintains the following committees:

      The focus of the Audit Committee (Bilanzprüfungsausschuss) is the discussion and the monitoring of the independent auditors reports about SAP companies and SAP AG financial statements as well as the summarized review of SAP companies and SAP AG operations. The Audit Committee proposes appointment of the auditor and its compensation to the Supervisory Board, determines special audit areas and discusses critical accounting policies with and reviews audit issues identified by the auditor and monitors the auditor’s independence. SAP’s Internal Audit Department reports upon request or at the occurrence of certain audit findings, but in any case at least once a year directly to the Audit Committee.

      The Audit Committee has established special procedures regarding the prior approval of all audit and non-audit services provided by our independent auditor. These procedures are codified in SAP’s “Principles of the engagement of the auditor regarding auditing — and non — audit services.”

      The Audit Committee is currently composed of 4 members: Bernhard Koller, Wilhelm Haarmann, Stefan Schulz and Klaus Tschira. The Supervisory Board has determined Wilhelm Haarmann to be a financial expert as defined in Section 407 of the Sarbanes-Oxley Act.

      The General Committee (Präsidialausschuss) coordinates the Supervisory Board agenda, meetings and deals with corporate governance issues. Furthermore, it was assigned the authority to grant SAP SOP 2002 stock options to all recipients with the exception of Executive Board Members.

      The Compensation Committee (Personalausschuss) was assigned the conclusion of employment contracts with and the determination of the remuneration of Executive Board Members. It also grants SAP SOP 2002 stock options to SAP AG Executive Board Members.

      The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues. Furthermore it is responsible for the approval and reports to the Supervisory Board of venture capital investments above €7.5 million and other investments between €15.0 million and €100.0 million.

      Required by the German Determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the 2/3 majority required for appointing/ revoking the appointment of Executive Board members is not attained. This committee has never held a meeting in SAP AG’s history.

      The Technology Committee (Technologieausschuss) monitors technology transactions and provides the Supervisory Board with in-depth technical knowledge.

      The duties, procedures and committees of the Supervisory Board are specified in bylaws and in SAP’s Principles of Corporate Governance respectively. Major decisions of the Executive Board require Supervisory Board approval.

      According to the latest adjustments to SAP’s Principles of Corporate Governance as mentioned above, the granting of loans to Senior Management is not permitted. The Supervisory Board, according to SAP’s Principles of Corporate Governance, also can no longer approve such contracts.

The Executive Board

      The Executive Board manages the corporation’s business, is responsible for preparing its strategy and represents it in dealings with third parties. The Executive Board reports regularly to the Supervisory Board about SAP operations and business strategies and prepares special reports upon request. A person may not serve in the Executive Board and in the Supervisory Board of a corporation at the same time.

      The Executive Board and the Supervisory Board must cooperate closely for the benefit of the company. Without being asked, the Executive Board must provide to the Supervisory Board regular, prompt and comprehensive information about all of the essential issues affecting the SAP group’s business progress and its potential business risks. Furthermore, the Executive Board must maintain regular contact with the chairperson of the Supervisory Board. The Executive Board must inform the chairperson of the Supervisory Board without delay if exceptional events occur that are of significance to SAP’s business. The chairperson must inform the Supervisory Board accordingly.

      Pursuant to the Articles of Incorporation, the Executive Board must consist of at least 2 members. Currently, SAP AG’s Executive Board is composed of 7 members. Any 2 members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney jointly may legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of 5 years, with the possibility of re-appointment thereafter. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation.

      Under German law SAP AG Supervisory Board Members and Executive Board Members have a duty of loyalty and care to SAP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP AG shareholders and our employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless they acted pursuant to a lawful resolution of the Annual General Shareholders’ Meeting.

      SAP has implemented a Code of Business Conduct for employees covering the following topics: Conflict of interest, personnel gain, bribery and corruption, confidentiality, financial concerns, conduct with customers, ventures, competitors and partners and trading in shares (addressing insider trading concerns). The employee code and SAP’s Principles of Corporate Governance are equally applicable to managers and members of the Executive Board.

      Under the German law the Executive Board of SAP AG has to assess all major risks for the SAP group. In addition, all measures taken by the management to reduce and handle the risks have to be documented. Therefore, SAP’s management has adopted suitable measures such as implementing an enterprise-wide monitoring system to ensure that adverse developments endangering the corporate standing are recognized at a reasonably early point in time.

The Annual General Shareholder Meeting

      The Annual General Shareholders’ Meeting ratifies the actions of SAP AG’s Supervisory Board and the Executive Board. It approves the amount of the appropriation of retained earnings, the appointment of an independent auditor, the election of the members of the Supervisory Board and certain significant corporate transactions. Pursuant to the German Stock Corporation Act, any conditional capital increase or use of treasury shares to offer stock options or similar equity compensation to employees must be ratified by the shareholders. The shareholders have to approve any significant aspects of such a plan as well as the exercise threshold. The Annual General Shareholders’ Meeting must be called by the Executive Board within the first eight months of each fiscal year. If a meeting is not timely called, shareholders which hold in the aggregate 5% of the issued share capital or shares with a nominal value of at least €500,000 may demand an Extraordinary General Shareholders’ Meeting.

Share Capital

      As of December 31, 2003 the share capital of SAP AG was €315,413,553, consisting of 315,413,553 no-par ordinary shares. The ordinary shares are issued only in bearer form.

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

      Some of the significant provisions under German law and SAP AG’s Articles of Incorporation relating to the capital stock of SAP AG may be summarized as follows:

•	Capital Increases. The capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. Contingent capital allows the issuance of new shares for specified purposes, including employee stock option plans and the issuance of shares upon conversion of convertible bonds and exercise of stock options. Capital increases of ordinary shares require an amendment of the Articles of Incorporation approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting at which the increase is proposed. The Executive Board must also obtain the approval of the Supervisory Board before issuing new shares.

•	Authorized and Contingent Capital. Information regarding our authorized and contingent capital is included in Note 23 in “Item 18. Financial Statements.”

•	Capital Reduction. The share capital may be reduced by an amendment of the Articles of Incorporation approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting.

•	Preemptive Rights. Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by 75% of the issued shares present at the Annual Shareholders’ Meeting) or by the Executive Board authorized by such shareholders’ resolution and subject to the consent of the Supervisory Board.

•	Liquidation. If SAP AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

•	No Limitation on the right to own securities, including on Foreign Ownership. With the exception to buy back treasury stock by a stock corporation, which is limited to 10% of the share capital, there are no limitations under German law or in SAP AG’s Articles of Incorporation on the right to own securities, including on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares.

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

Shareholder Meetings

      The Executive Board calls the Annual General Shareholders’ Meeting. The Supervisory Board or the Executive Board may call an extraordinary meeting of the shareholders, if the interests of the stock corporation so require. Additionally, shareholders of SAP AG holding in the aggregate at least 5% of SAP AG’s issued share capital or shares with a nominal value of at least €500,000 may call an extraordinary meeting of the shareholders.

      Among other things, the Annual General Shareholders’ Meeting is asked to ratify the actions of the Executive Board and the Supervisory Board during the prior year, approve the distribution of the corporation’s profits and to appoint an independent auditor as well as amendments of our Articles of Incorporation. Shareholder representatives to the Supervisory Board are elected at the Annual General Shareholders’ Meeting for terms of approximately five years.

Change in Control

      There are no provisions in the Articles of Incorporation of SAP AG that would have an effect of delaying, deferring or preventing a change in control of SAP AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

      On January 1, 2002, the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer, submit a draft offer statement to the Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power, it must make an offer for all remaining shares of the target. The Securities Purchase and Takeover Act requires the Executive Board of the target to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An Executive Board may also adopt specific defensive measures if such measures have been approved by the Supervisory Board and were specifically authorized by the shareholders no later than eighteen months in advance of a takeover bid by resolution of 75% of the votes cast.

Disclosure of Share Holdings

      SAP AG’s Articles of Incorporation do not require shareholders to disclose their share holdings. The Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP AG to notify SAP AG and the Financial Supervisory Authority of the number or shares they hold if that number reaches, exceeds of falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation’s outstanding voting rights.

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

Exchange Controls and Other Limitations Affecting Security Holders

      The euro is a fully convertible currency. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (“Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation residing outside of Germany (“Non-Resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, German Residents must report any claims against or any liabilities payable to Non-Residents if such claims or liabilities, in the aggregate, exceed €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a Non-Resident. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-Resident holders of ADSs or ordinary shares, see below “— Taxation — German Taxation of Holders of ADSs or Ordinary Shares.”

      There are no limitations imposed by German law or the Articles of Incorporation of SAP AG on the right of non-residents or foreign holders to hold the ADSs or ordinary shares or to receive dividends or other payments on such shares.

Taxation

General

      The following discussion summarizes certain German tax and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of ADSs or ordinary shares, such discussion: (i) summarizes the material German tax consequences to a holder of ADSs or ordinary shares, and (ii) summarizes certain material U.S. federal income tax consequences to a U.S. Holder (as hereinafter defined) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity), as the case may be, in Germany (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in Germany through which such ADSs or ordinary shares are held.

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

      The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or Ordinary Shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or Ordinary Shares. In particular, the following discussion does not address the tax consequences for: (i) a person that owns, directly or indirectly, 1% or more of SAP AG’s shares; (ii) a holding which forms part of a German permanent establishment of a person not resident in Germany; or (iii) a person that is resident in Germany and at the same time resident in another CAC-country.

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

German Taxation of Dividends

      With regard to the taxation of dividends, the half-income system applies. Under this system only half of the distributed profits of a corporation will be included in the personal income tax base of an individual shareholder resident in Germany. It is not possible to credit the corporation tax paid by the company against the shareholder’s income tax. Effectively, a portion of 95% of the dividends received in 2004 and subsequent taxable years by corporate shareholders domiciled in Germany will be tax-exempt in order to avoid double taxation. These rules have some exceptions, which especially apply to financial and certain insurance institutions.

      Based on these considerations the German taxation of dividends can be summarized as follows:

      Under German domestic income tax laws, German corporations are required to withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident shareholders. As the basis for deduction of the withholding tax is the gross amount, withholding tax will be deducted on the taxable and tax-exempt portion of the dividend received. A 5.5% solidarity surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as SAP AG. The solidarity surtax equals 1.1% (5.5% of 20%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.

      For an individual holder of ADSs or ordinary shares that is resident in Germany, according to German income tax law, half of the dividends received (which are calculated as one-fourth of the dividend on one SAP

AG share and are dependent on the euro/dollar exchange rate) are subject to German income tax. For such a holder, the taxable amount will be the sum of: (i) half of the cash payment by SAP AG and (ii) half of the taxes withheld. For a corporate holder of ADSs or ordinary shares that is domiciled in Germany, according to German income tax law, dividends in principle are exempt from corporation tax. However, a portion of 5% of the dividends received is treated as non deductible expenses. Therefore, effectively a portion of 95% of dividends received in 2004 and subsequent taxable years by a corporate holder of ADSs or ordinary shares that is resident in Germany is exempt and a portion of 5% of the dividends received is subject to corporation tax. These rules as regards the (partial) exemption for dividends from corporation tax have some exceptions, which especially apply to financial and certain insurance institutions.

      Subject to certain conditions, the tax withheld on the gross amount will be eligible for credit against the holder’s income tax or corporation tax liability. Exceeding amounts are refunded upon filing and assessment of the tax return. For holders subject to German trade tax, such tax is imposed in general only on the amount of the dividends received, which is subject to income tax or corporation tax. On the portion of the dividends received which is exempt from income tax or corporation tax, trade tax will become due if the holder of ADSs or ordinary shares does not own at least 10% of the shares in the distributing corporation at the beginning of the tax year.

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

      The German tax authorities will issue the refunds, which will be denominated in euro, in the name of the Depositary. The Depositary will convert the refunds into dollars and issue corresponding refund checks to the U.S. Holders or their brokers.

Refund of German Tax to Holders of ADSs or Ordinary Shares in Other Countries

      A holder of ADSs or ordinary shares resident in a country other than Germany or the U.S. that has a double taxation convention with Germany may obtain a full or partial refund of German withholding taxes. Rates and procedures may vary according to the applicable treaty. For details, such holders are urged to consult their own tax advisors.

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

      A capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares in principle is exempt from corporation tax. However, a portion of 5% of a capital gain derived is treated as non-deductible business expenses. Therefore, effectively a portion of 95% of a capital gain derived from the sale or other disposition in 2004 and subsequent taxable years by a corporate holder domiciled in Germany of ADSs or ordinary shares is exempt and a portion of 5% of a capital gain derived is subject to corporation tax. These rules as regards the (partial) exemption from corporation tax have some exceptions, which especially apply to financial institutions.

      Special rules apply for individual and corporate holders resident in Germany if the shares have been received in the course of a tax-exempt reorganization.

      For holders subject to German trade tax, such tax is imposed in general only on the portion of the capital gain, which is subject to income tax or corporation tax. Special rules may apply for shares held indirectly via trading partnerships.

      The above mentioned half-income system therefore does apply to the income taxation of both dividends and capital gains.

      A holder resident or domiciled in a country other than Germany is generally not subject to German income or corporation tax on the capital gain derived from the sale or other disposition of ADSs or ordinary shares.

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

U.S. Taxation of U.S. Holders of Ordinary Shares or ADSs

      The following discussion generally summarizes certain U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares to a beneficial owner: (i) who is an individual citizen or resident of the U.S. or a corporation organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust, if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; (ii) who is not resident in Germany for German tax purposes; (iii) whose holding of ADSs or ordinary shares does not form part of the business property or assets of a permanent establishment or fixed base in Germany; and (iv) who is fully entitled to the benefits of the Treaty in respect of such ADSs or ordinary shares (a “U.S. Holder”).

      This summary deals only with ADSs and ordinary shares that are held as capital assets and does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, U.S. Holders that hold ordinary shares or ADSs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of SAP AG, U.S. Holders that have a principal place of business or “tax home” outside the U.S. or U.S. Holders whose “functional currency” is not the dollar and U.S. Holders that hold ADSs or ordinary shares through partnerships or other pass-through entities.

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

Distributions

      Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions made by SAP AG with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 15% of the amount of the associated distribution. For example, if SAP AG distributes a cash dividend equal to U.S.$100 to a U.S. Holder, the distribution currently will be subject to German withholding tax of U.S.$20 plus U.S.$1.10 surtax, and the U.S. Holder will receive U.S.$78.90. If the U.S. Holder obtains the Treaty refund, he will receive an additional U.S.$6.10 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of U.S.$100, which will be deemed to have been subject to German withholding tax of U.S.$15 (15% of U.S.$100) resulting in the net receipt of U.S.$85. Distributions, if any, in excess of SAP AG’s current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder’s tax basis in his or her ordinary shares. To the extent that such distributions exceed the tax basis of the U.S. Holder in his or her ordinary shares, the excess generally will be treated as capital gain.

      In the case of a distribution in euro, the amount of the distribution generally will equal the dollar value of the euro distributed (determined by reference to the spot currency exchange rate on the date of receipt of the distribution (receipt by the Depositary in the case of a distribution on ADSs)), regardless of whether the holder in fact converts the euro into dollars, and the U.S. Holder will not realize any separate foreign currency gain or loss (except to the extent that such gain or loss arises on the actual disposition of foreign currency received).

      Dividends paid by SAP AG generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP AG after December 31, 2002 are treated as qualified dividends subject to capital gains rates as provided by the Jobs and Growth Tax Reconciliation Act of 2003.

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

Foreign Tax Credit

      In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a U.S. Holder will be eligible for credit against the U.S. Holder’s federal income tax liability. Thus, in the numerical example set out above, a U.S. Holder who receives a cash distribution of U.S.$85 from SAP AG (U.S.$100 of the initial distribution net of U.S.$20 of German withholding tax and U.S.$1.10 of surtax plus the Treaty refund of U.S.$6.10) will be treated as having been subject to German withholding tax in the amount of U.S.$15 (15% of U.S.$100) and will be able to claim the U.S. foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of U.S.$15.

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

Foreign Personal Holding Company Considerations

      SAP AG does not believe that it or any of its subsidiaries currently is a “foreign personal holding company” (an “FPHC”) for U.S. federal income tax purposes. SAP AG is not aware of any changes that would affect this conclusion in the foreseeable future. A foreign corporation is an FPHC for a taxable year if (i) at any time, more than 50% of its stock (by vote or by value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the U.S. (the “ownership requirement”) and (ii) at least 60% (50% in certain cases) of its gross income is FPHC income, which generally includes dividends, interest, royalties (except certain active business computer software royalties) and other types of investment income (the “income requirement”). If SAP AG or one of its subsidiaries were treated as an FPHC, then each U.S. Holder owning ADSs or ordinary shares on the last day in the taxable year on which the ownership requirement with respect to SAP AG or its subsidiary is met would be required to include currently in taxable income as a dividend, a pro rata share of SAP AG’s or the subsidiary’s undistributed FPHC income, which is, generally, SAP AG’s or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments.

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

Taxation of Holders of ADSs or Ordinary Shares in Other Countries

      HOLDERS OR POTENTIAL HOLDERS OF ADSs OR ORDINARY SHARES WHO ARE RESIDENT OR OTHERWISE TAXABLE IN COUNTRIES OTHER THAN GERMANY AND THE U.S. ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, material filed by SAP can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

      To ensure the adequacy and effectiveness of our foreign exchange hedge positions, and to monitor the risks and opportunities of our non-hedge portfolios, we continually monitor our foreign forward and option positions. In addition, we monitor our interest rate exposure, if any, both on a stand-alone basis and in conjunction with our underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates. In addition, we have entered into in the past, and expect to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the STARs in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. There can be no assurance that the benefits achieved from hedging our STAR Plans exceed the related costs.

Foreign Currency Risk

      Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. In certain countries, subsidiaries submit royalties to SAP AG in U.S.$. Because these royalties are denominated in the local currencies of the various subsidiaries or U.S.$, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign currency exchange risks. In addition, the delay between the date when the subsidiary records revenue and the date when the subsidiary remits payment to SAP AG also exposes us to foreign exchange risk. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure.”

      We enter into derivative instruments, primarily foreign exchange forward contracts, to protect our anticipated cash flows from foreign subsidiaries from the effects of foreign currency exchange fluctuations. Specifically, these foreign exchange contracts offset risks associated with fluctuations in anticipated cash flows and existing intercompany receivables relating to subsidiaries in countries with significant operations, including the U.S., Japan, the United Kingdom, Switzerland, Australia and Canada. We use foreign exchange forwards that generally have maturities of twelve months or less, which are rolled over if necessary to provide continuing coverage until the applicable royalties are received.

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

	€(000), except for
	exchange rate data

		Fair Value
	Contract	December 31,
Foreign Currency Risk	Notional Amounts	2003(1)

	Expected
	Maturity Date
	2004
Derivatives used to manage firm commitments
Foreign Currency Forward Contracts
(Receive Local Currency, Sell euro)
Japanese Yen	63,910	(661)
Weighted Average Contractual Exchange Rate	133.00
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	760,935	157,351
Weighted Average Contractual Exchange Rate	0.9946
Japanese Yen	15,117	282
Weighted Average Contractual Exchange Rate	132.30
British Pounds	13,943	59
Weighted Average Contractual Exchange Rate	0.7029
Swiss Franks	10,569	26
Weighted Average Contractual Exchange Rate	1.5517
Canadian dollars	72,900	(983)
Weighted Average Contractual Exchange Rate	1.6461
Australian dollars	3,452	10
Weighted Average Contractual Exchange Rate	1.6800
Foreign Currency Forward Contracts
(Receive British Pounds, Sell U.S. dollars)
U.S. dollars	855	64
Weighted Average Contractual Exchange Rate	1.6385
Derivatives Used to Manage Anticipated Cash Flows
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	342,080	17,728
Weighted Average Contractual Exchange Rate	1.1904
Japanese Yen	41,071	1,747
Weighted Average Contractual Exchange Rate	127.58
British Pounds	34,441	232
Weighted Average Contractual Exchange Rate	0.7084
Swiss Franks	36,500	286
Weighted Average Contractual Exchange Rate	1.5315
Canadian dollars	32,436	972
Weighted Average Contractual Exchange Rate	1.5785
Australian dollars	11,390	184
Weighted Average Contractual Exchange Rate	1.6856

(1)	Amounts included on SAP’s consolidated balance sheet.

Interest Rate Risk

      We invest cash primarily in bank time deposits, marketable equity securities and fixed and variable rate marketable debt securities. See “Item 5. Operating and Financial Review and Prospects — Interest Rate Exposure.” In 2002 and 2001, we invested in funds (“the Funds”) created by three creditworthy financial institutions in which such financial institutions independently trade securities, subject to guidelines prescribed by us. Such guidelines limited investments in equity securities to 20% of the total Fund value with remaining amounts invested in interest bearing securities. The quoted market prices of time deposits or fixed rate securities held within the Funds had no material effect on our results of operations or cash flows for any period. We liquidated these funds in 2002. We have in the past entered into, and in the future may enter into, interest rate swaps to better manage the interest income on our cash equivalents and marketable securities and to partially mitigate the impact of interest rate fluctuations on these investments. We hold such derivative instruments for purposes other than trading. No interest rate swaps were outstanding as of December 31, 2003.

      The table below presents principal (or notional) amounts (in thousands of euro unless otherwise indicated), respective fair values at December 31, 2003 and related weighted average interest rates by year of maturity for SAP’s investment portfolio.

	Expected Maturity Date
	€ (000), unless otherwise indicated							Fair Value
								December 31,
Marketable debt securities	2004	2005	2006	2007	2008	Thereafter	Total	2003

Fixed rate	51,129	—	—	—	—	—	51,129	52,781
Average interest rate	6.13%	—	—	—	—	—
Variable rate	826	1	9	18	56	—	910	898

Total investments	51,955	1	9	18	56	—	52,039	53,679

      We have lines of credit available that allow us to borrow money in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding at December 31, 2003 (in thousands of euro unless otherwise indicated), and related weighted average interest rates or the bank loans outstanding under lines of credit and overdrafts. Because the maturities are short term and the amounts borrowed are rolled over as necessary at current market rates of interest at such time, fair values of bank loans and overdrafts approximate carrying values.

Bank loans and overdrafts	2003

Fixed rate bank loans (€000)	16,640
Average interest rate	6.18%
Overdrafts (€000)	4,827
Total bank loans and overdrafts	21,467

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

      In many instances, we invest in privately held companies. Such investments are recorded at cost and therefore do not expose us to equity price risk as long as they are privately owned, although such investments are subject to evaluation for impairment. We recognized in financial income net gains from the sale of marketable equity securities of approximately €2 million in 2003 and €3 million in 2002. In 2003, we recorded approximately €0.2 million of losses from associated companies due to the application of the equity method of accounting and impairment charges of €15.1 million for other equity securities due to an other than temporary decline in fair value. In 2002 we recorded approximately €394.6 million of losses from associated companies, of which €297.6 was due to an other-than-temporary impairment charge related to our investment in Commerce One and €113.6 was due to other-than-temporary impairment charges related to other equity securities. There can be no assurance that changes in market conditions, the performance of companies in which we hold investments or other factors will not negatively impact our ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 2003, or result in the loss of amounts invested.

STAR Hedge

      To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 24 in “Item 18. Financial Statements”) through the purchase of derivative instruments from an independent financial institution. We are therefore further exposed to equity price risks on SAP shares, which are the underlying for those derivative instruments.

      As of December 31, 2003 the following derivative instruments were designated as a hedge for the STAR Plan 2003, and STAR Plan 2002, respectively:

	Hedge of 2.0 million 2003
	STARs

	Number of call
Buy/sell	options	Strike price

Buy	2.000.000	84.91
Sell	1.000.000	134.91
Sell	500.000	184.91
Fair value as of December 31, 2003 in €(000): 77,790

	Hedge of 3.0 million 2002
	STARs

	Number of call
Buy/sell	options	Strike price

Buy	3.000.000	158.80
Sell	1.500.000	208.80
Sell	750.000	258.80
Fair value as of December 31, 2002 in €(000): 27

      The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR Plan, as described in Note 24 in “Item 18. Financial Statements”. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR Plan, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first €50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next €50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.

      The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as other assets on SAP’s Consolidated Balance Sheets.

Item 12.	Description of Securities Other than Equity Securities

      Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

      Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

      Not Applicable.

Item 15.	Controls and Procedures

      As of December 31, 2003, SAP’s disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. SAP’s management conducted an evaluation of the effectiveness of SAP’s internal controls over financial reporting, and its disclosure controls and procedures, as of December 31, 2003. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (“CEO”), Prof. Dr. Henning Kagermann, and our Chief Financial Officer (“CFO”), Dr. Werner Brandt. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, SAP’s management, including the CEO and CFO, concluded that as of December 31, 2003 SAP’s internal controls over financial reporting an its disclosure controls and procedures were effective.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert

      Our Supervisory Board has determined that Wilhelm Haarmann, a member of the Supervisory Board and its Audit Committee, is an “audit committee financial expert.”

Item 16B.	Code of Ethics

      In 2003 SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments) and the members of SAP’s Executive Board (including our principal executive officer and principal financial officer). We believe that our Code of Business Conduct constitutes a “code of ethics” as defined by the SEC. The Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty and prevention of bribery. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company somewhat difficult. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets — as far as local legal requirements permit — at least these minimum standards, but may also include additional or more stringent rules of conduct.

      The “SAP’s Principles of Corporate Governance” which include the corporate governance standards and guidelines that SAP’s Executive Board and Supervisory Board follow in carrying out their duties also include ethical standards that apply to the members of the Executive Board. Please refer to the description under the heading “Corporate Governance” in “Item 10. Additional Information” for further information on “SAP’s Principles of Corporate Governance.”

      SAP has made the Code of Business Conduct and its Principles of Corporate Governance publicly available by posting the full text of both documents on its website under www.sap.com/corpgovernance (section “Statutes”). The published Code of Business Conduct is the Code of the parent company, SAP AG. It is identical with the master code.

Item 16C.	Principal Accountant Fees and Services

      In the annual meeting held on May 9, 2003, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Frankfurt am Main/Berlin, to serve as our independent auditors for the 2003 fiscal year. KPMG billed the following fees to us for audit services for each of the last two fiscal years and for other professional services in each of the last two financial years:

	2003	2002

	(in millions of €)
Audit Fees	3.7	3.2
Audit-Related Fees	0.6	0.4
Tax Fees	0.1	3.8
All Other Fees	0.2	0.2

	4.6	7.6

      “Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Also included are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-upon procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing and other actual or contemplated transactions, tax compliance, and employee related tax queries. The category “All Other Fees” include other support services.

Audit Committee’s pre-approval policies and procedures

      As required under German law, our shareholders appoint our independent auditors to audit our financial statements, based on a proposal that is legally required to be submitted by the Supervisory Board. The Supervisory Board’s proposal itself is based on a proposal by the Audit Committee. See also the description under the heading “Corporate Governance” in “Item 10. Additional Information.”

      In 2002 our Audit Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended and expanded in 2003. The policy requires prior approval of the Audit Committee for all services to be provided by our independent auditors for any entity of the SAP group. With regard to non-audit services the policy distinguishes between three categories of services:

1.	“Prohibited services:” This category includes services that our independent auditors must not be engaged to perform. These are services that are not permitted by applicable law or that would be inconsistent with maintaining the auditors’ independence.

2.	“Services requiring universal approval:” Services of this category may be provided by our independent auditors up to a certain aggregate amount in fees per year that is determined annually by the Audit Committee.

3.	“Services requiring individual approval:” Services of this category may only be provided by our independent auditors if they have been individually (specifically) pre-approved by the Audit Committee or an Audit Committee member who is authorized by the Audit Committee to make such approvals.

      Our Chief Financial Officer reviews all individual requests to engage our independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. Based on this determination the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has not been met or (iii) forwarded to the Audit Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the audit committee has been met.

      The Audit Committee’s pre-approval policies include detailed information requirements to ensure the Audit Committee is kept aware of all engagements involving our independent auditors that were not individually pre-approved by the Audit Committee itself.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

      Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not Applicable.

PART III

Item 17.	Financial Statements

      Not Applicable.

Item 18.	Financial Statements

      Reference is made to pages F-1 through F-68, and to page S-1, incorporated herein by reference.

      The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

Reports of Independent Auditors.

Consolidated Statements of Income for the years ended 2003, 2002, and 2001.

Consolidated Balance Sheets as of December 31, 2003 and 2002.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

Notes to the Consolidated Financial Statements.

Schedule for the years ended December 31, 2003, 2002 and 2001:

Schedule II — Valuation and Qualifying Accounts and Reserves.

Item 19.	Exhibits

      The following documents are filed as exhibits to this Annual Report on Form 20-F:

1	Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).

2.1	Form of global share certificate for ordinary shares (English translation).(1)

2.2	Form of American Depositary Receipt.(2)

4.1	Form of Amended and Restated Deposit Agreement among SAP AG, The Bank of New York, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(3)

4.2	Share Purchase Agreement by and among Commerce One, Inc., New Commerce One Holding Inc. and SAP AG, dated as of June 28, 2001.(4)

4.3	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG, dated as of June 28, 2001.(5)

4.4	Investor Rights Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG, dated as of June 28, 2001.(6)

4.5	Strategic Alliance Agreement by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of September 18, 2000.(7)

4.6	Strategic Alliance Agreement Amendment No. 2 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of June 29, 2001.(8)

4.7	Strategic Alliance Agreement Amendment No. 3 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of June 29, 2001.(8)

4.8	Strategic Alliance Agreement Amendment No. 4 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of January 1, 2002.(9)

4.9	Strategic Alliance Agreement Amendment No. 5 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of December 20, 2002.(10)

4.10	Strategic Alliance Agreement Amendment No. 6 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of September 29, 2003.(11)

8	Subsidiaries, Associated Companies and Other Investments of SAP AG.

10.1	Independent Auditors’ Consent.

10.2	Statement regarding Auditors’ Consent.

12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).

13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(2)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(3)	Incorporated by reference to Form 8-A12B of SAP AG, filed on May 3, 2001.

(4)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(5)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(6)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(7)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2000.

(8)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on August 14, 2001.

(9)	Incorporated by reference to the Annual Report on Form 10-K, filed April 1, 2002.

(10)	Incorporated by reference to the Annual Report on Form 10-K, filed March 31, 2003.

(11)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2003.

SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report to be signed on our behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG
(Registrant)

By:	/s/ HENNING KAGERMANN

Name: Prof. Dr. Henning Kagermann
Title: Chief Executive Officer
Dated March 23, 2004

By:	/s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: Chief Financial Officer

Dated March 23, 2004

SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

The Supervisory Board

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung:

      We have audited the 2003 and 2002 consolidated financial statements of SAP Aktiengesellschaft and subsidiaries (“SAP AG” or “the company”) as listed in the accompanying index. In connection with our audits of the 2003 and 2002 consolidated financial statements, we also have audited the 2003 and 2002 information contained in the financial statement schedule as listed in the accompanying index. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The 2001 consolidated financial statements and the 2001 information contained in the financial statement schedule of SAP AG as listed in the accompanying index were audited by other auditors who have ceased operations. That auditors’ report, dated January 21, 2002, on those financial statements and financial statement schedule was unqualified, before the revisions described in Notes 14 and 21 to the consolidated financial statements, and included an explanatory paragraph that described the retroactive effect to the year ended December 31, 2000, for the change in accounting related to an investment that qualified for the equity method of accounting during the year ended December 31, 2001, as described in Note 4 to the consolidated financial statements.

      We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related 2003 and 2002 information contained in the financial statement schedule, when considered in relation to the 2003 and 2002 consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

      As described in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.

      As described above, the 2001 consolidated financial statements of SAP AG as listed in the accompanying index were audited by other auditors who have ceased operations. As described in Note 14, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. In our opinion, the disclosures for 2001 in Note 14 as it pertains to the adoption of SFAS 142 are appropriate. As described in Note 21, the Company adjusted the amounts reported in 2001 for cash and cash equivalents to exclude restricted cash. We audited the adjustments described in Note 21 that were applied to revise the 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements and financial statement schedule of SAP AG other than with respect to such disclosures and adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements and financial statement schedule taken as a whole.

Mannheim, Germany

February 27, 2004, except for Note 38 which is as of March 23, 2004

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

      This is a copy of the audit report previously issued by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH in connection with SAP’s filing on Form 20-F for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH in connection with this filing on Form 20-F. See Exhibit 10.2 for further discussion. The consolidated balance sheets as of December 31, 2001 and 2000, the consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2000 and 1999 and the information in the schedule for 2000 and 1999 referred to in this report have not been included in the accompanying financial statements or schedule.

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

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

for the years ended December 31,
(in thousands except for per share and exchange rate data)

	Note	2003(1)	2003	2002	2001

					€
		US$	€	€
Software revenue		2,705,321	2,147,591	2,290,834	2,580,518
Maintenance revenue		3,235,926	2,568,807	2,422,786	2,121,250

Product revenue		5,941,247	4,716,398	4,713,620	4,701,768

Consulting revenue		2,460,772	1,953,459	2,204,191	2,082,855
Training revenue		377,067	299,331	413,904	466,224

Service revenue		2,837,839	2,252,790	2,618,095	2,549,079

Other revenue		69,810	55,418	81,123	89,957

Total revenue	(5)	8,848,896	7,024,606	7,412,838	7,340,804

Cost of product		(1,056,940)	(839,041)	(860,373)	(887,429)
Cost of service		(2,134,010)	(1,694,062)	(1,955,785)	(1,965,000)
Research and development		(1,254,587)	(995,941)	(909,390)	(898,251)
Sales and marketing	(6)	(1,777,441)	(1,411,004)	(1,627,235)	(1,797,546)
General and administration		(445,988)	(354,043)	(399,269)	(385,990)
Other operating expense, net	(7)	(8,183)	(6,496)	(35,108)	(94,214)

Total operating expenses	(8)	(6,677,149)	(5,300,587)	(5,787,160)	(6,028,430)

Operating income		2,171,747	1,724,019	1,625,678	1,312,374
Other non-operating income/ expense, net	(9)	45,738	36,309	37,319	(10,643)
Financial income/ expense, net	(10)	20,517	16,287	(555,299)	(232,974)

Income before income taxes, minority interest and extraordinary gain		2,238,002	1,776,615	1,107,698	1,068,757
Income taxes	(11)	(872,519)	(692,640)	(598,705)	(476,293)
Minority interest		(8,707)	(6,912)	(6,155)	(11,328)

Income before extraordinary gain		1,356,776	1,077,063	502,838	581,136
Extraordinary gain, net of tax	(12)	0	0	5,776	0

Net income		1,356,776	1,077,063	508,614	581,136

Earnings per share — basic	(13)	4.37	3.47	1.62	1.85
Earnings per share — diluted	(13)	4.36	3.46	1.62	1.85

(1)	The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of € 1 to US$1.2597, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

as of December 31,
(in thousands except for exchange rate data)

Assets

	Note	2003(2)	2003	2002

				€
		US$	€
Intangible assets	(14)	530,757	421,336	440,765
Property, plant and equipment	(15)	1,284,462	1,019,657	1,034,217
Financial assets	(16)	211,614	167,988	157,366

Fixed assets		2,026,833	1,608,981	1,632,348

Inventories	(17)	13,069	10,375	10,729
Accounts receivable, net	(18)	2,230,570	1,770,715	1,967,107
Other assets	(19)	637,271	505,891	268,832

Accounts receivable and other assets		2,867,841	2,276,606	2,235,939

Marketable securities	(20)	1,703	1,352	1,349
Liquid assets	(21)	2,640,276	2,095,956	1,237,897

Non-fixed assets		5,522,889	4,384,289	3,485,914

Deferred taxes	(11)	333,132	264,453	402,290
Prepaid expenses and deferred charges	(22)	85,838	68,142	87,911

Total assets		7,968,692	6,325,865	5,608,463

thereof current assets		5,379,548	4,270,499	3,511,992
Shareholders’ Equity and Liabilities
Subscribed capital(1)		397,327	315,414	314,963
Treasury stock		(581,516)	(461,631)	(373,477)
Additional paid-in capital		373,570	296,555	185,180
Retained earnings		4,737,840	3,761,086	2,871,106
Accumulated other comprehensive loss		(254,433)	(201,979)	(125,681)

Shareholders’ equity	(23)	4,672,788	3,709,445	2,872,091

Minority interests		73,948	58,703	56,179

Pension liabilities and similar obligations	(25)	122,865	97,535	83,573
Other reserves and accrued liabilities	(26)	1,850,568	1,469,055	1,476,733

Reserves and accrued liabilities		1,973,433	1,566,590	1,560,306

Bonds		12,703	10,084	9,668
Other liabilities	(27)	851,739	676,144	748,762

Other liabilities		864,442	686,228	758,430

Deferred income	(28)	384,081	304,899	361,457

Total shareholders’ equity and liabilities		7,968,692	6,325,865	5,608,463

thereof current liabilities		2,836,031	2,251,354	2,405,351

(1)	Contingent capital € 55,837 thousand (2002: € 56,288 thousand).

(2)	The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of € 1.00 to US$1.2597 the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

     See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the years ended

			Accumulated
	Number of		other		Additional
	shares issued	Comprehensive	comprehensive	Retained	paid-in	Treasury	Subscribed
	and outstanding	income	income/loss	earnings	capital	stock	capital	Total
	(000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

December 31, 2000	314,715		190,575	1,976,588	35,203	0	314,715	2,517,081
Net income		581,136		581,136				581,136
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities		(24,241)
Currency translation adjustment		41,098
Additional minimum pension liability		(3,142)
Unrealized losses on cash flow hedges		(25,529)
Other comprehensive loss		(11,814)	(11,814)					(11,814)

Comprehensive income		569,322

Convertible bonds exercised	111				1,781		111	1,892
Dividends				(180,414)				(180,414)
Share repurchase						(94,212)		(94,212)
Effect of put option				170,232	152,177			322,409
Other				(123)	(26,442)			(26,565)

December 31, 2001	314,826		178,761	2,547,419	162,719	(94,212)	314,826	3,109,513

Net income		508,614		508,614				508,614
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities		(3,946)
Currency translation adjustment		(289,750)
Additional minimum pension liability		(11,458)
Unrealized gains on cash flow hedges		712
Other comprehensive loss		(304,442)	(304,442)					(304,442)

Comprehensive income		204,172

Stock-based compensation					29,709			29,709
Dividends				(182,319)				(182,319)
Share repurchase						(279,265)		(279,265)
Convertible bonds and stock options exercised	137				4,342		137	4,479
Other				(2,608)	(11,590)			(14,198)

December 31, 2002	314,963		(125,681)	2,871,106	185,180	(373,477)	314,963	2,872,091

Net income		1,077,063		1,077,063				1,077,063
Other comprehensive income/loss, net of tax
Unrealized gains on marketable securities		19,118
Currency translation adjustment		(148,424)
Additional minimum pension liability		16,283
Unrealized gains on cash flow hedges		12,729
Unrealized gains on STAR hedge		23,996
Other comprehensive loss		(76,298)	(76,298)					(76,298)

Comprehensive income		1,000,765

Stock-based compensation					101,173			101,173
Dividends				(186,346)				(186,346)
Share repurchase						(88,154)		(88,154)
Convertible bonds and stock options exercised	451				12,243		451	12,694
Other				(737)	(2,041)			(2,778)

December 31, 2003	315,414		(201,979)	3,761,086	296,555	(461,631)	315,414	3,709,445

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31,
(in thousands except exchange rate data)

	Note	2003(1)	2003	2002	2001(2)

					€
		US$	€	€
Net income		1,356,776	1,077,063	508,614	581,136
Minority interest		8,707	6,912	6,155	11,328
Extraordinary gain		0	0	(5,776)	0

Income from operations		1,365,483	1,083,975	508,993	592,464
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization		271,487	215,517	221,214	279,792
Losses from equity investments, net		295	234	394,589	165,499
In-process research and development from purchase of TopTier		0	0	0	5,596
Gains on disposal of property, plant and equipment and marketable equity securities, net		(5,023)	(3,987)	(3,903)	(22,678)
Write-downs of financial assets, net		19,426	15,421	126,407	71,332
Impacts of hedging		3,738	2,967	58,909	82,279
Change in accounts receivable and other assets		69,819	55,425	138,181	(18,892)
Changes in deferred stock compensation		127,448	101,173	23,949	(11,641)
Change in reserves and liabilities		(46,016)	(36,529)	64,057	15,377
Change in deferred taxes		134,984	107,156	103,761	(144,642)
Change in other non-fixed assets		25,348	20,122	60,278	(37,590)
Change in deferred income		(71,246)	(56,558)	(15,949)	11,950

Net cash provided by operating activities	(29)	1,895,743	1,504,916	1,680,486	988,846

Purchase of intangible assets and property, plant and equipment		(346,842)	(275,337)	(308,747)	(377,844)
Purchase of financial assets		(36,919)	(29,308)	(43,491)	(76,716)
Change in the scope of consolidation		(3,193)	(2,535)	1,612	(4,591)
Proceeds from disposal of fixed assets		44,436	35,275	45,003	65,572
Investment in Commerce One		0	0	(1,920)	(304,037)
Purchase of TopTier, net of cash acquired		0	0	0	(378,993)
Change in liquid assets (maturities greater than 90 days) and marketable securities		(805,426)	(639,379)	91,703	10,678

Net cash used in investing activities		(1,147,944)	(911,284)	(215,840)	(1,065,931)

Dividends paid		(234,740)	(186,346)	(182,319)	(180,414)
Purchase of treasury stock		(111,049)	(88,154)	(279,265)	(94,212)
Change in bonds, net		16,515	13,110	6,850	4,776
Other changes to additional paid-in capital		(2,571)	(2,041)	(10,494)	(4,682)
Proceeds from line of credit and long-term debt		976	775	1,571	338,663
Principal payments made on line of credit and long-term debt		(4,992)	(3,963)	(428,896)	(2,052)
Effect of 2000 STAR hedge, net		0	0	0	(119,931)
Effect of 2001 STAR hedge		0	0	0	(68,440)
Effect of 2002 STAR hedge		0	0	(43,331)	0
Effect of 2003 STAR hedge		(48,876)	(38,800)	0	0

Net cash used in financing activities		(384,737)	(305,419)	(935,884)	(126,292)

Effect of foreign exchange rates on cash		(87,587)	(69,530)	(162,005)	(4,117)
Net increase/ decrease in cash and cash equivalents		275,475	218,683	366,757	(207,494)
Cash and cash equivalents at the beginning of the year		1,413,016	1,121,708	754,951	962,445

Cash and cash equivalents at the end of the year	(21)	1,688,491	1,340,391	1,121,708	754,951

(1)	The 2003 figures have been translated solely for the convenience of the reader at an exchange rate of € 1.00 to US$1.2597, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003.

(2)	See note 21.

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.     BASIS OF PRESENTATION

     (1)     General

      The accompanying Consolidated Financial Statements of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group,” or the “Company”), have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

      SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch — HGB), section 292a from preparing Consolidated Financial Statements in accordance with German GAAP since its Consolidated Financial Statements are prepared in accordance with U.S. GAAP.

      Amounts included in the Consolidated Financial Statements are reported in euro (“€”) unless otherwise stated. All financial data that is presented in U.S. dollars (“US$”) has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2003, which was € 1.00 per $1.2597. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.

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

     (2)     Scope of Consolidation

      The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to these majority-owned entities have been eliminated.

      The following table summarizes the change in the number of companies included in the Consolidated Financial Statements:

Number of companies consolidated in the Financial Statements	German	Foreign	Total

December 31, 2002	18	73	91
Additions	5	5	10
Disposals	2	3	5

December 31, 2003	21	75	96

      The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2003 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. Five additions relate to the acquisitions presented in Note 4. All other additions relate to newly founded companies. All disposals are due to mergers within the Group.

      Five companies, in which SAP does not have a controlling financial interest but the ability to exercise significant influence over the operating and financial policies of the investees (“associated companies”) are accounted for using the equity method. In 2003, SAP acquired two and sold two investments in associated companies. Neither the acquisitions nor the disposals had a significant impact on SAP’s Consolidated Financial Statements.

      Separate financial statements were not prepared for the following subsidiaries as allowed under the exemptions codified in HGB, section 264b:

•	SAP Hosting AG & Co. KG, St. Leon-Rot

•	SAP Retail Solutions GmbH & Co. KG, St. Ingbert

•	SAP Deutschland AG & Co. KG, Walldorf

•	DCW Software AG & Co. KG, Mannheim

     (3)     Summary of Significant Accounting Policies

Business Combinations

      The Company accounts for its business combinations using the purchase method. As of the date of acquisition, the purchase price is allocated to the fair values of the net assets acquired. The fair value of any identifiable in-process research and development (“in-process R&D”), which represents research and development efforts that have not reached technological feasibility, and research and development having no alternative future uses, is expensed immediately. Any excess purchase price over the fair value of the net assets acquired is capitalized as goodwill.

Use of Estimates

      The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. In making estimates, the Company may use historical and forecast information. Changes in regional and industry economic conditions in which the Company and/or its customers participate may negatively impact the estimates made by management, in particular assessing the valuation and recoverability of receivables, investments and other assets. Actual results could differ from those estimates.

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

      The exchange rates of key currencies affecting the Group are as follows:

Exchange Rates

			Closing rate at		Annual average exchange rate to
			December 31, to € 1.00		€ 1.00

			2003	2002	2003	2002	2001

U.S. dollar	US$		1.2630	1.0494	1.1394	0.9499	0.8929
Japanese yen		JPY	135.05	124.49	130.98	118.83	108.85
British pound		GBP	0.7048	0.6509	0.6936	0.6305	0.6207
Canadian dollar		CAD	1.6234	1.6536	1.5835	1.4906	1.3871
Australian dollar		AUD	1.6802	1.8600	1.7307	1.7425	1.7297
Swiss franc		CHF	1.5579	1.4549	1.5226	1.4672	1.5070

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

      The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by SOP 98-9, “Software Revenue Recognition, With Respect to Certain Transactions”. Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

      Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectibility is probable.

      If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due. If at the outset of an arrangement the Company determines that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue until the earlier of customer acceptance or the lapse of acceptance rights.

      The Company recognizes revenue from resellers upon sell-through to the end customer.

      Maintenance revenues are recognized ratably over the term of the maintenance contract.

      In situations when the services are deemed not to be essential to the functionality of the software, consulting and training revenues are accounted for separately from the license revenues. Consulting and training revenues are recognized as the respective services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated project costs to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s products and do not typically require significant production, modification, or customization of the software. Arrangements that require significant production, modification, or customization of the software and arrangements in which services are not available from third party vendors, are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

      The assumptions, risks, and uncertainties inherent with the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

      The Company accounts for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.

Research and Development

      Research and development costs are generally expensed as incurred. SFAS 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires the capitalization of research and development costs incurred upon achieving technological feasibility until such product is available-for-sale. Historically, such costs have not been material and consequently have not been capitalized.

      The Company has entered into several joint development agreements with certain customers to leverage their industry expertise and to provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. The Company recognizes software revenue in conjunction with these arrangements based upon the percentage of completion method.

Advertising Costs

      Advertising costs are expensed as incurred.

Sales of Newly Issued Subsidiary Shares

      Gains and losses resulting from the issuance of stock by a Group subsidiary, which reduces SAP’s percentage ownership (“dilution gains and losses”) are recorded in the Group’s Consolidated Statements of Income in the line item Other non-operating income/ expense, net.

Earnings per Share

      Basic earnings per share is calculated by dividing consolidated Net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities and other contracts to issue common shares were exercised or converted.

Intangible Assets and Property, Plant and Equipment

      Purchased intangible assets, other than goodwill, are recorded at cost and amortized on a straight-line basis over their estimated useful life, generally three to five years. All of SAP’s intangible assets, other than goodwill and the aggregate minimum pension liability offset, have estimable useful lives and are therefore subject to amortization.

      With the adoption of SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) on January 1, 2002, goodwill arising from business combinations consummated prior to July 1, 2001 is no longer amortized. Instead goodwill is subject to an assessment for impairment at least annually or when significant events occur or there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value. In 2001, goodwill arising from business combinations consummated prior to July 1, 2001 was amortized through December 31, 2001, using the straight-line method over its estimated useful life, which did not exceed five years. Goodwill resulting from business combinations after June 30, 2001, was accounted for in accordance with SFAS 142.

      Property, plant and equipment is valued at cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

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

      SAP evaluates its long-lived assets (which consists of property, plant, equipment and intangible assets, excluding goodwill) in accordance with the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires that these long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no significant impairment charges on long-lived assets.

Financial Assets

      In accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), marketable debt and equity securities, other than investments accounted for by the equity method, are classified as trading, available for sale, or held to maturity, depending on management’s intent with respect to holding such investments. The marketable securities classified within financial assets are considered to be available for sale and, therefore, are valued at fair value at the balance sheet date. Unrealized gains and losses on available for sale securities are excluded from earnings and reported, net of tax, as a component of other comprehensive income within shareholders’ equity until realized. Investments in privately held companies for which the Company does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recorded in earnings in the line item Financial income/ expense, net, when a decline in realizable value of any available for sale or cost method security below cost is deemed to be other-than-temporary. Gains or losses realized on sales of securities are based on the average-cost method.

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

      The impairment of marketable debt and equity securities, cost method investments, and equity method investments, establishes a new cost basis for the security. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in realizable value below cost, changes in value subsequent to year-end, and forecasted performance of the investee.

      Non-interest-bearing or below market rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third party loans, SAP performs an individual loan review. The same applies if SAP becomes aware of any change in the debtor’s financial condition that indicates a delay or shortfall in payments may result. If it is probable that SAP will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on SAP’s best estimate of the amount that will be recoverable.

      Dividend and interest income are recognized when earned.

Non-fixed Assets

      Inventories are shown at the lower of purchase/ production cost or market value. Production costs consist of direct salaries, materials, and production overhead. No write-downs of inventory were necessary in any periods presented.

      Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Included in accounts receivable are unbilled receivables related to fixed fee consulting arrangements. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the existing accounts receivable. The Company determines the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

      Other assets are shown at their historical cost, which, due to their short-term nature, approximates fair value.

      Marketable securities within non-fixed assets are considered as trading. Accordingly, these securities are recorded at fair value in the Consolidated Financial Statements and unrealized holding gains and losses included in earnings. Recognized gains or losses are based on the average-cost method.

      Liquid assets are comprised of cash and cash equivalents, time deposits with original maturities exceeding three months and less than one year, and restricted cash. Cash and cash equivalents for purposes of the Consolidated Statements of Cash Flows consist of cash at banks and highly liquid investments with original maturities of 90 days or less.

Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on operating loss carryforwards.

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

Pension Benefit Liabilities

      The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS 87, “Employers’ Accounting for Pensions.” The assumptions used to calculate pension liabilities and costs are shown in Note 25. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group’s Consolidated Financial Statements. Amortization of an unrecognized net gain or loss is included as a component of the Group’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

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

      SFAS 123 “Accounting for Stock-Based Compensation”, (“SFAS 123”) and SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”, (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net Income

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

As reported	1,077,063	508,614	581,136
Add: Expense for stock-based compensation, net of tax according to APB 25	85,700	5,600	40,357
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	205,109	138,203	131,272

Pro forma	957,654	376,011	490,221

Earnings per Share

	2003	2002	2001
	€	€	€

Basic — as reported	3.47	1.62	1.85
Diluted — as reported	3.46	1.62	1.85
Basic — pro forma	3.08	1.20	1.56
Diluted — pro forma	3.08	1.20	1.56

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

      The Company accounts for derivatives and hedging activities in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, (“SFAS 133”), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, the Company excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the consolidated balance sheet with changes in fair value included in earnings.

Comprehensive Income

      Comprehensive income is comprised of net income and other comprehensive income/loss.

      Other comprehensive income/loss includes foreign currency translation adjustments, changes in additional minimum pension liability, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains on STAR hedge, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Changes in Shareholders’ Equity.

Cash Flows

      The Consolidated Statements of Cash Flows illustrate the effect of inflows and outflows during the period on the Group’s cash and cash equivalents, and have been prepared in accordance with SFAS 95, “Statement of Cash Flows”. The Consolidated Statements of Cash Flows distinguish between cash flows from operating activities, investing activities, and financing activities. The Consolidated Statements of Cash Flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in Note 21.

New Accounting Standards Adopted And To Be Adopted

      In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”). The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The adoption of SFAS 143 on January 1, 2003 did not have a material impact on SAP’s Consolidated Financial Statements.

      In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), superseding Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under prior accounting guidance, a liability could be recognized when management has committed to an exit plan. The adoption did not have a material impact on SAP’s Consolidated Financial Statements. Disclosures required by SFAS 146 are presented in Note 26.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34” (“FIN 45”). FIN 45 elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5, “Accounting for Contingencies”. The initial recognition and initial measurement provisions were applied on a prospective basis to guarantees issued or modified after December 31, 2002, without significant impact to SAP’s consolidated financial statements. The disclosures about guarantees required by FIN 45 are included in Notes 26 and 30.

      In December 2002, the FASB issued SFAS 148, which amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. As described above, SAP applies APB 25, which uses an intrinsic-value-based approach to measure compensation expense. Under SFAS 123, compensation expense of a stock option plan is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense under both APB 25 and SFAS 123 is recognized over the service period with an offsetting credit to equity (paid-in capital). If SAP adopts a fair value based method of measuring employee stock-based awards, additional compensation expense will be recognized in future statements of income dependent upon the number, price, and other significant terms of the stock options granted. In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. Disclosures required by this standard are included in Notes 3 and 24.

      In November 2002, the EITF reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). The scope provisions of EITF 00-21 were slightly modified in May 2003. EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. On July 31, 2003, the EITF reached a consensus on EITF 03-05, “Applicability of AICPA Statement of Position 97-2, “Software Revenue Recognition’, to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”, which clarifies the guidance in EITF 00-21. SAP adopted EITF 00-21 and EITF 03-5 prospectively to all transactions occurring after June 30, 2003. The adoption of EITF 00-21 and EITF 03-5 did not have a material impact on SAP’s Consolidated Financial Statements.

      In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement Contains a Lease”. EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases”, with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under the model of EITF 01-8 should be accounted for under current lease accounting literature. EITF 01-8 should be applied prospectively for lessees and lessors to arrangements newly agreed to, modified, or acquired in a business combination beginning with the first reporting period after May 28, 2003. SAP applied the provisions of EITF 01-8 beginning July 1, 2003, and it had no significant impact on its Consolidated Financial Statements.

      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). SFAS 150 amends the accounting and classification for certain financial instruments, such as those used in most stock buy-back programs that previously were accounted for and classified as equity. SFAS 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value flowing through the income statement. SFAS 150 could affect companies’ ratios, performance measures and certain stock buy-back programs. SAP applied the provisions of SFAS 150 to all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 had no significant impact on SAP’s Consolidated Financial Statements.

      In October 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities”. FSP FIN 46-6 deferred the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003.

      In November 2003, the EITF reached a partial consensus on EITF 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF 03-1 requires that additional information about unrealized losses pertaining to certain debt and equity securities and non-marketable cost method investments be disclosed. SAP has included these additional disclosures in Note 16.

      In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether its has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, which was issued in January 2003 as well as FSP FIN 46-6. SAP was required to apply FIN 46R on December 31, 2003 for all entities previously considered to be “special purpose entities”. SAP had no special purpose entities and therefore the adoption of this portion of FIN 46R had no impact on the Company’s Consolidated Financial Statements. The Company will be required to apply FIN 46R to all entities not considered to be “special purpose entities” as of March 31, 2004. The Company is evaluating the impact of applying this portion of FIN 46R and has not yet completed its analysis. However, SAP does not currently believe it has any significant variable interests in any variable interest entities.

      In December 2003, SFAS 132 (revised), “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132 (revised)”) was issued. SFAS 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company’s disclosures in Note 25 incorporate the requirements of Statement 132 (revised).

      In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), which supersedes SAB 101, “Revenue Recognition in Financial Statements”. SAB 104’s primary purpose is to rescind the accounting guidance contained in SAB 101 related to multiple-element revenue arrangements that was superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. Additionally, SAB 104 rescinds the SEC’s related “Revenue Recognition in Financial Statements Frequently Asked Questions and Answers” issued with SAB 101 that had been codified in SEC Topic 13, “Revenue Recognition”. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104, which was effective upon issuance. The adoption of SAB 104 did not have a material effect on SAP’s Consolidated Financial Statements.

(4)	Acquisitions

      During the year ended December 31, 2003, SAP completed the following four acquisitions, which are immaterial individually:

•	COPA GMBH, Wesel, Germany (“COPA”), specialized in providing IT architecture consulting services in Germany. SAP Systems Integration AG, Dresden, Germany (“SAP SI”) acquired the remaining 49.9% of the outstanding stock in January 2003. COPA was merged into SAP SI in January 2003.

•	DCW Software AG & Co. KG, Mannheim, Germany (“DCW”), a German software provider specialized in Enterprise Resource Planning software for the midsize market. SAP AG acquired a controlling financial interest in November 2003. In January 2004 SAP AG exercised an option to acquire the remaining outstanding shares.

•	SLI Consulting AG, based in Regensdorf, Switzerland (“SLI”), specialized in providing consulting services for medium-sized and large companies based in Switzerland. SAP SI acquired 100% of the outstanding stock in September 2003. SLI was merged into SAP Systems Integration (Schweiz) AG, Frauenfeld, Switzerland in November 2003.

•	SPM Technologies Deutschland GMBH, Berlin/ Germany (“SPM”), specialized in providing IT architecture consulting services in Germany. SAP SI acquired 100% of the outstanding stock in December 2003.

      In addition SAP AG increased its ownership interest in SAP SI by approximately 2% in March 2003. All acquisitions have been accounted for using the purchase method and are included in SAP’s Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2003 was € 63.2 million, of which € 7.1 million was assigned to identifiable intangible assets and € 49.9 million was recorded as goodwill, of which € 10 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2003 was assigned to the product and consulting segments in the amounts of € 13.5 million and

€ 36.4 million, respectively. The aggregate purchase price related to the 2003 acquisitions can increase by approximately € 7 million if certain results are achieved subsequently by the acquired companies.

      The values assigned to identifiable intangible assets were as follows:

		Estimated useful life
Identifiable intangible assets	€ million	years

Maintenance contracts	4.8	5
Customer relationships	1.5	3
In-process research and development	0.5	expensed at the acquisition date
Non-compete agreements	0.3	1
Identifiable intangible assets acquired	7.1

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

      In April 2001, SAP acquired 100% of the outstanding shares of TopTier Software, Inc. (“TopTier”), for approximately US$379 million in cash excluding cash acquired. TopTier, renamed SAP Portals Inc., specialized in technologies and know-how for creating enterprise portals. The TopTier acquisition advanced SAP’s strategy to strengthen the position in the enterprise portal market. Providing a high quality portal as part of SAP’s software solution should permit SAP to offer a better product to customers. The TopTier acquisition also provided SAP with a strong engineering staff that was experienced in the portal market and goodwill that included a large installed base of enterprise customers. The acquisition was accounted for using the purchase method and accordingly the operating results have been included in the Groups’ consolidated results of operations from the date of acquisition.

      Based on their respective fair values, approximately € 138 million of the purchase price was allocated to identifiable intangible assets including acquired technology, workforce, and trade names. In addition, approximately € 6 million of the purchase price was allocated to acquired in-process R&D, which was expensed as of the acquisition date. Goodwill resulting from the purchase price allocation was approximately € 278 million. Amounts paid to settle the portion of TopTier’s outstanding vested stock options are included in the purchase price. SAP agreed to compensate former TopTier employees for the unvested portion of such outstanding options based upon the original vesting schedule provided such employees remain continuously employed by the Company. These amounts are included as deferred compensation within shareholders’ equity and are recorded as compensation expense over the remaining vesting period.

      From the second quarter of 2000 through August 2001, SAP made several investments in Commerce One, Inc. (“Commerce One”) resulting in a cumulative ownership interest of approximately 22% of Commerce One’s outstanding voting shares and the ability to exercise significant influence. In August 2001 SAP retroactively applied the equity method. SAP allocated the purchase price for each step in the cumulative acquisition based on the ownership percentage of Commerce One’s recorded net equity at such time. The cumulative purchase price allocation resulted in acquired intangibles totaling approximately € 44 million including primarily software and technology, € 11 million for in-process R&D, and € 300 million of goodwill. As of December 31, 2002, the carrying value of SAP’s investment in Commerce One was reduced to zero as of result of the recognition of SAP’s equity in the losses of Commerce One since the initial investment date and the recognition of an other-than-temporary impairment charge of approximately € 298 million in 2002.

B.	NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(5)	Revenue

      Revenue information by segment and geographic region is disclosed in Note 34. Other revenue is derived mainly from marketing events.

(6)	Sales and Marketing

      Sales and marketing expense includes advertising costs, which amounted to € 161,543 thousand, € 151,300 thousand, and € 188,546 thousand in 2003, 2002, and 2001 respectively.

(7)	Other Operating Expense, Net

      Other operating income/ expense for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Restructuring costs — unused lease space	(17,164)	(12,960)	(2,840)
Restructuring costs — severance obligations	(3,384)	(33,148)	(10,796)
Expenses to obtain rental income	(3,297)	(4,989)	(7,737)
Amortization of goodwill	0	0	(62,884)
Bad debt expense	0	0	(14,706)
Other	(835)	(1,536)	(6,667)

Other operating expense	(24,680)	(52,633)	(105,630)

Rental income	9,870	9,228	9,774
Reductions of bad debt allowance	5,368	5,288	0
Receipt of insurance proceeds	2,002	2,246	1,137
Other	944	763	505

Other operating income	18,184	17,525	11,416

	(6,496)	(35,108)	(94,214)

Charges to the allowance for doubtful accounts for bad debt expense is based on a systematic, ongoing review and evaluation that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of product or cost of service sold.

      See Note 26 for more detailed information about costs incurred in connection with exit activities.

(8)	Functional Costs and Other Expenses

      The information provided below is classified based upon the type of expense. The Consolidated Statements of Income include these amounts in various categories based upon the applicable line of business.

Cost of Services and Materials

      Cost of services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Raw materials and supplies, purchased goods	26,052	23,515	22,033
Purchased services	643,815	824,752	806,550

	669,867	848,267	828,583

Personnel Expenses/ Number of Employees

      Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Salaries	2,479,416	2,519,054	2,497,261
Social costs	346,579	345,798	313,813
Pension expense	110,595	100,397	97,030

	2,936,590	2,965,249	2,908,104

(9)	Other Non-Operating Income/ Expense, Net

      Other non-operating income/ expense for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Foreign currency losses	(255,749)	(201,097)	(145,318)
Losses on disposal of fixed assets	(3,474)	(3,850)	(4,419)
Other	(6,585)	(7,552)	(10,041)

Other non-operating expenses	(265,808)	(212,499)	(159,778)

Foreign currency gains	284,288	236,401	139,589
Gains on disposal of fixed assets	5,237	4,696	3,465
Other	12,592	8,721	6,081

Other non-operating income	302,117	249,818	149,135

	36,309	37,319	(10,643)

      Included in personnel expenses for the years ended December 31, 2003, 2002, and 2001, are expenses associated with the stock-based compensation as described in Note 24.

      The average number of employees in full time equivalents was as follows:

	2003	2002	2001

Employees in full-time equivalents	29,098	29,054	27,072

      Certain employees that are currently employed by SAP but that are not currently operational or that work part time while finishing a university degree are excluded from the above figures.

     (10)     Financial Income/ Expense, Net

      Financial income/ expense, net for the years ended December 31 is as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Interest and similar income	47,436	38,311	55,910
Interest and similar expenses	(3,999)	(13,524)	(22,244)

Interest income, net	43,437	24,787	33,666

Gain/loss from investments, net	22	(394,039)	(165,499)

— thereof from associated companies	(234)	(394,589)	(165,499)
Income from marketable securities and loans of financial assets	2,636	2,647	1,771
Write-down of financial assets	(22,663)	(133,098)	(75,586)
Gains on sales of marketable equity securities	2,224	3,057	23,632
Unrealized losses on STAR hedge	(15,213)	(58,909)	(50,901)
Other net	5,844	256	(57)

Other financial income/loss, net	(27,172)	(186,047)	(101,141)

	16,287	(555,299)	(232,974)

      Interest income is derived primarily from cash and cash equivalents, long-term investments, and other assets.

      The loss from associated companies in 2002 includes € 389,630 thousand related to the Company’s investment in Commerce One, of which € 297,632 thousand is due to an other-than-temporary impairment charge.

      See Notes 16 and 24 regarding write-downs of financial assets and unrealized losses on STAR hedge respectively.

     (11)     Income Taxes

      Income tax for the years ended December 31 is comprised of the following components:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Current taxes — Germany	382,786	302,533	461,890
Current taxes — Foreign	217,232	221,452	170,878

	600,018	523,985	632,768

Deferred taxes — Germany	90,925	56,155	(124,552)
Deferred taxes — Foreign	1,697	18,565	(31,923)

	92,622	74,720	(156,475)

Income tax expense	692,640	598,705	476,293

      In December 2003, the German government enacted new tax legislation (“Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz”) effective January 1, 2004. A significant change is the limitation of the exemption from tax for domestic dividends and certain gains from the sale of shares in affiliated and unaffiliated companies. Beginning January 2004, only 95% of such dividends received and gains realized will be tax-free while 5% will be treated as non deductible expenses. The effect of this and other changes in tax laws on the Consolidated Statements of Income in 2003 was not material.

      The effects of the German tax law changes that were enacted prior to 2003 are as follows: New tax legislation enacted in September 2002 and effective January 1, 2003 increased the statutory corporate income tax rate from 25% to 26.5% for 2003 only. This change in tax law affected the amount of deferred tax assets and liabilities of German entities within the Group as of December 31, 2002 for temporary differences that were expected to be recovered or settled in 2003. The impact of this tax law change increased the deferred income tax expense in 2002 by € 1,558 thousand.

      Income before income tax, minority interest and extraordinary gain (see Note 12) consists of the following:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Germany	1,179,891	450,864	802,375
Foreign	596,724	656,834	266,382

	1,776,615	1,107,698	1,068,757

      The effective income tax rate for the years ended December 31, 2003, 2002 and 2001 was 39.0%, 53.8% and 44.6% respectively. The following table reconciles the expected income tax expense computed by applying the Company’s combined German corporate tax rate of 37.71% in 2003 (2002: 36.39%; 2001: 36.51%) to the actual income tax expense. The Company’s 2003 combined German corporate tax rate includes a corporate income tax rate after the benefit of deductible trade tax, of 22.91% (2002: 21.60%; 2001: 21.56%) plus a solidarity surcharge of 5.5% thereon and trade taxes of 13.54% (2002: 13.60%; 2001: 13.77%).

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Income before income taxes	1,776,615	1,107,698	1,068,757
Expected income taxes 37.71% in 2003 (36.39% in 2002, 36.51% in 2001)	669,961	403,091	390,203
Foreign tax rate differential	(14,735)	(4,316)	30,993
Tax on non-deductible expenses	28,564	11,450	5,705
Tax effect on losses	(1,507)	(130)	3,611
Tax effect on equity investments and securities	7,110	177,639	54,766
Other	3,247	10,971	(8,985)

Income taxes	692,640	598,705	476,293

      Deferred income tax assets and liabilities as of December 31, 2003 and 2002 are summarized (referring to the underlying item) as follows:

	2003	2002
	€ (000)	€ (000)

Deferred tax assets
Property, plant & equipment and intangibles	87,127	172,051
Financial assets	14,125	22,249
Accounts receivable	7,761	22,177
Net operating loss carryforwards	17,914	25,874
Pension liabilities	12,337	28,028
Stock-based compensation	12,099	0
Other liabilities	78,537	86,004
Deferred income	35,942	48,156
Other	115	762

	265,957	405,301
Less: Valuation allowance	(1,504)	(3,011)

Deferred tax assets	264,453	402,290

Deferred tax liabilities
Property, plant & equipment and intangibles	3,215	35,417
Financial assets	21,396	5,774
Accounts receivable	86,490	35,918
Pension liabilities	0	5,537
Other liabilities	320	25,168
Deferred income	9	3,134
Other	550	147

Deferred tax liabilities	111,980	111,095

Net deferred tax assets/ liabilities	152,473	291,195

      With regard to their duration, deferred tax assets and liabilities as of December 31, are classified as follows:

	2003	2002
	€ (000)	€ (000)

Deferred tax assets
Short-term	84,873	146,520
Long-term	179,580	255,770

	264,453	402,290

Deferred tax liabilities
Short-term	94,868	63,678
Long-term	17,112	47,417

	111,980	111,095

      On December 31, 2003, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to € 90,854 thousand (2002: € 140,452 thousand), which may be used to offset future taxable income. Of this amount € 32,586 thousand relates to state net operating loss carryforwards in the United States that will expire if not used over the next 20 years. Further € 25,467 thousand relates to other net operating loss carryforwards that will expire if not used within three to seven years. The remaining € 32,801 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

      Deferred tax assets as of December 31, 2003 and 2002 relating to net operating loss carryforwards have been reduced by a valuation allowance of € 1,504 thousand and € 3,011 thousand, respectively, to a net amount that management believes is more likely than not to be realized.

      The decrease of this valuation allowance in 2003 from € 3,011 thousand to € 1,504 thousand is mainly caused by the utilization of losses.

      The Company recorded tax liabilities of € 872 thousand (2002: € 3,816 thousand) for taxes on future dividend distributions from foreign subsidiaries, which is based on € 48,000 thousand (2002: € 205,298 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized an income tax liability on € 1,716,116 thousand (2002: € 1,646,258 thousand) of undistributed earnings of its foreign subsidiaries that arose in 2003 and prior years because the Company plans to permanently reinvest the undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

      Total income taxes for the years ended December 31, 2003, 2002 and 2001 including those not affecting the Consolidated Statements of Income (charged or credited to Other comprehensive income) were allocated as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Income tax expense from continuous operations	692,640	598,705	476,293
Income tax expense (benefit) on other comprehensive income/loss	31,750	(5,486)	(32,965)

	724,390	593,219	443,328

      See Note 23 for the income tax impact of the components of accumulated other comprehensive income.

     (12)     Extraordinary Gain

      In 2002, the Company recorded an extraordinary gain for negative goodwill that resulted from the acquisition of the outstanding shares of an associated company, which was subsequently merged into SAP AG. The excess of the fair value of the net assets acquired over the purchase price (that is, negative goodwill) primarily related to the recognition of deferred tax assets for acquired net operating loss carryforwards that SAP was able to utilize and realize immediately.

     (13)     Earnings per Share

      Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The conversion feature of the convertible bonds has been “out of the money” for all periods presented. As such, because their effect would have been anti-dilutive, all outstanding convertible bonds have been excluded from the computation of earnings per share for all periods presented. The number of outstanding stock options and convertible bonds is presented in Note 24.

	2003	2002	2001

	(in thousands except per share data)
Net income before extraordinary gain (€)	1,077,063	502,838	581,136
Extraordinary gain, net of tax (€)	0	5,776	0

Net income (€)	1,077,063	508,614	581,136

Weighted average shares — basic	310,781	313,016	314,309
Stock options	628	964	103

Weighted average shares — diluted	311,409	313,980	314,412

Earnings per share — basic
Net income before extraordinary gain	3.47	1.60	1.85
Extraordinary gain, net of tax (€)	0.00	0.02	0.00

Net income (€)	3.47	1.62	1.85

Earnings per share — diluted
Net income before extraordinary gain (€)	3.46	1.60	1.85
Extraordinary gain, net of tax (€)	0.00	0.02	0.00

Net income (€)	3.46	1.62	1.85

C.     NOTES TO THE CONSOLIDATED BALANCE SHEETS

     (14)     Intangible Assets

	Licenses, trademarks
	similar rights and
	other intangibles	Goodwill	Total
	€ (000)	€ (000)	€ (000)

Purchase cost
1/1/2003	231,611	437,261	668,872
Exchange rate differences	(20,052)	(42,289)	(62,341)
Changes in the scope of consolidation	1,715	0	1,715
Additions	21,739	49,908	71,647
Retirements/ disposals	(2,430)	0	(2,430)
Reclassifications	62	0	62

12/31/2003	232,645	444,880	677,525

Accumulated amortization
1/1/2003	121,961	106,146	228,107
Exchange rate differences	(9,886)	(6,387)	(16,273)
Changes in the scope of consolidation	1,266	0	1,266
Additions	45,505	0	45,505
Retirements/ disposals	(2,416)	0	(2,416)

12/31/2003	156,430	99,759	256,189

Book value 12/31/2003	76,215	345,121	421,336

Book value 12/31/2002	109,650	331,115	440,765

      All of SAP’s intangible assets, other than goodwill and the aggregate minimum pension liability offset (€ 416 thousand) included in other intangibles, are subject to amortization. Intangibles consist of two major asset classes:

				Licenses,
				trademarks,
	Software and			similar rights
	database	Acquired		and other
	licenses	technology	Other	intangibles

	(in thousands € except amortization period)
2003
Purchase cost	125,056	96,422	11,167	232,645
Accumulated amortization	98,360	53,651	4,419	156,430
thereof additions in 2003
Purchase cost	14,266	0	7,473	21,739
Weighted average amortization period in years	3	—	4.1	—
2002
Purchase cost	113,446	113,809	4,356	231,611
Accumulated amortization	81,139	38,781	2,041	121,961

      Software and database licenses consists primarily of technology for internal use whereas acquired technology consists primarily of technology to be incorporated into the Group’s products. Other consists primarily of trademark licenses and customer lists acquired. For further information refer to Note 4.

      The estimated aggregate amortization expense for intangible assets for each of the five succeeding years ending December 31 is as follows:

€ (000)

2004	34,701
2005	26,829
2006	12,239
2007	1,863
2008	167

      The carrying amount of goodwill by reportable segment as of December 31, 2003 and 2002 is as follows (for further information see Note 34):

				Thereof
		Thereof		additions
		additions	2002	in 2002
	2003	in 2003	€ (000)	€ (000)

Product	215,062	13,467	228,120	4,549
Consulting	119,921	36,441	95,779	15,761
Training	10,138	0	7,216	181

	345,121	49,908	331,115	20,491

      With the adoption of SFAS 142 in 2002 goodwill is no longer amortized. Net income and earnings per share for 2001, adjusted to exclude amortization expense, net of tax, is as follows:

Net Income

2001
€ (000)

Reported net income	581,136
Add back: Goodwill amortization	62,884
Add back: Goodwill amortization — equity investments	1,069
Add back: Workforce amortization	2,025

Adjusted net income	647,114

Earnings per Share

2001
€

Basic earnings per share	1.85
Add back: Goodwill amortization	0.20
Add back: Goodwill amortization — equity investments	0.00
Add back: Workforce amortization	0.01

Adjusted basic earnings per share	2.06

Diluted earnings per share	1.85
Add back: Goodwill amortization	0.20
Add back: Goodwill amortization — equity investments	0.00
Add back: Workforce amortization	0.01

Adjusted diluted earnings per share	2.06

     (15)     Property, Plant and Equipment

	Land, leasehold
	improvements and		Payments
	buildings, including	Other property,	and
	buildings on	plant and	construction
	third-party land	equipment	in progress	Total
	€ (000)	€ (000)	€ (000)	€ (000)

Purchase cost
1/1/2003	845,890	817,971	122,079	1,785,940
Exchange rate differences	(42,628)	(27,709)	(1,318)	(71,655)
Changes in the scope of consolidation	583	7,541	0	8,124
Additions	44,263	146,312	13,115	203,690
Retirements/ disposals	(10,653)	(86,892)	0	(97,545)
Reclassifications	91,390	29,764	(121,216)	(62)

12/31/2003	928,845	886,987	12,660	1,828,492

Accumulated depreciation
1/1/2003	200,170	551,553	0	751,723
Exchange rate differences	(10,259)	(20,468)	0	(30,727)
Changes in the scope of consolidation	335	5,703	0	6,038
Additions	43,401	126,611	0	170,012
Retirements/ disposals	(8,767)	(79,444)	0	(88,211)
Reclassifications	124	(124)	0	0

12/31/2003	225,004	583,831	0	808,835

Book value 12/31/2003	703,841	303,156	12,660	1,019,657

Book value 12/31/2002	645,720	266,418	122,079	1,034,217

      The additions in other property, plant and equipment relate primarily to the purchase of computer hardware acquired in the normal course of business. Reclassifications of payments and construction in progress in 2003 relates to the completion of certain facilities constructed in Germany.

     (16)     Financial Assets

	Investments
	in associated	Equity	Debt
	companies	securities	securities	Other loans	Total
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Historical cost
1/1/2003	339,746	233,465	52,197	76,981	702,389

Adjusted cost basis as of 1/1/2003	251	49,714	52,197	76,981	179,143
Exchange rate differences	0	(634)	(74)	(226)	(934)
Additions	2,153	9,190	38	18,023	29,404
Retirements	(605)	(7,139)	(146)	(18,092)	(25,982)

12/31/2003	1,799	51,131	52,015	76,686	181,631

Changes in fair value of marketable securities
1/1/2003	0	(5,122)	2,162	0	(2,960)
Exchange rate differences	0	255	0	0	255
Changes in unrealized gains/ losses	0	20,169	(485)	0	19,684

12/31/2003	0	15,302	1,677	0	16,979

Write-offs
1/1/2003	0	0	6	18,811	18,817
Exchange rate differences	0	0	(3)	(35)	(38)
Additions	0	15,137	10	7,516	22,663
Retirements	0	0	0	(3,578)	(3,578)
Write-ups	0	0	0	(7,242)	(7,242)

12/31/2003	0	15,137	13	15,472	30,622

Carrying value 12/31/2003	1,799	51,296	53,679	61,214	167,988

Carrying value 12/31/2002	251	44,592	54,353	58,170	157,366

      Historical cost represent the amount originally paid for the assets acquired. Under U.S. GAAP, the write-off of financial assets establishes a new cost basis. As of December 31, 2003, the adjusted cost basis of the Company’s investment in associated companies and equity securities are €1,799 thousand and €35,994 thousand, respectively.

Investments in Associated Companies

      As described in Note 10, SAP recorded a loss of € 389,630 thousand in 2002 due to an other-than-temporary impairment charge and equity method losses attributable to the investment in Commerce One. The market value and the carrying value of the Company’s investment in Commerce One as of December 31, 2003 were € 5.9 million (based on the quoted share price of US$1.27) and € 0, respectively, and as of December 31, 2002 were € 15.4 million (based on the quoted share price of US$2.77) and € 0, respectively. Because Commerce One had no effect on the Company’s Consolidated Statements of Income in 2003, summarized consolidated financial information has not been provided for Commerce One for the year ended December 31, 2003. The following table presents summarized consolidated financial information for Commerce One for the years ended December 31, 2002 and 2001, respectively.

	2002	2001
	US$(000)	US$(000)

Net revenues	105,529	408,569
Loss from operations	(594,216)	(2,582,669)
Net loss	(589,836)	(2,584,099)
Current assets	125,189	343,792
Non-current assets	34,233	485,149

Total assets	159,422	828,941

Current liabilities	64,781	149,121
Non-current liabilities	47,151	56,005
Shareholders’ equity	47,490	623,815

Total liabilities and equity	159,422	828,941

Equity and Debt Securities

      Amounts pertaining to equity and debt securities as of December 31 are as follows:

	2003

		Gross	Gross
		unrealized	unrealized	Carrying
	Cost	gains	losses	value
	€ (000)	€ (000)	€ (000)	€ (000)

Marketable equity securities — available-for-sale	17,775	15,374	8,692	24,457
Other equity securities	33,356	0	6,517	26,839

Equity securities	51,131	15,374	15,209	51,296
Marketable debt securities — available-for-sale	52,015	1,677	13	53,679

	103,146	17,051	15,222	104,975

	2002

		Gross	Gross
		unrealized	unrealized	Carrying
	Cost	gains	losses	value
	€ (000)	€ (000)	€ (000)	€ (000)

Marketable equity securities — available-for-sale	21,947	1,788	12,485	11,250
Other equity securities	141,416	0	108,074	33,342

Equity securities	163,363	1,788	120,559	44,592
Marketable debt securities — available-for-sale	52,197	2,162	6	54,353

	215,560	3,950	120,565	98,945

      The gross unrealized losses of Other equity securities and € 8,620 thousand (2002: € 5,575 thousand) included in the gross unrealized losses of marketable equity securities are recorded in income related to other than temporary impairments.

      As of December 31, 2003, there are no marketable securities with realizable values below carrying value for a period in excess of 12 months. As of December 31, 2003, the realizable value of one marketable security is € 72 thousand below carrying value for less than 12 months. The Company has determined that the decline in realizable value of this security below the respective carrying amount is not other-than-temporary and, as a consequence, no impairment charge was recognized in 2003.

      Other equity securities include interests in privately held companies, primarily venture capital investments. As a market value for those securities is generally not readily obtainable, the cost method of accounting is applied. Impairments in value of cost method investments that are considered to be other-than-temporary are recognized immediately as expense.

      Marketable debt securities consist primarily of corporate debt securities with a market value of € 52,781 thousand (2002: € 53,266 thousand), which mature in 2004.

Other Loans

      Other loans include interest-bearing and non-interest or below-market-interest loans to employees and third parties as follows:

	2003	2002
	€ (000)	€ (000)

Loans to employees	37,777	32,566
Loans to third parties	23,437	25,582
Loans to associated companies	0	22

	61,214	58,170

      Loans granted to employees primarily consist of interest free or below-market rate building loans. SAP discounts interest free or below market rate employee loans based on prevailing market rates. There have been no loans to employees or executives to assist them in exercising stock options.

     (17)     Inventories

      Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.

     (18)     Accounts Receivable, Net

      Accounts receivable included costs and estimated earnings in excess of billings on uncompleted contracts of € 105,525 thousand and € 182,686 thousand as of December 31, 2003 and 2002, respectively.

      Amounts presented in Consolidated Balance Sheets are net of allowance for bad debts of € 71,011 thousand and € 92,511 thousand as of December 31, 2003 and 2002 respectively. Net Accounts receivable based on due dates as of December 31 are as follows:

	2003	2002
	€ (000)	€ (000)

Due within 1 year	1,761,195	1,952,758
Due between 1 and 5 years	9,520	14,349

	1,770,715	1,967,107

      Concentrations of credit risks are limited due to the Company’s large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total Revenues or net Accounts receivable in 2003, 2002, or 2001.

     (19)     Other Assets

	2003	2002
	€ (000)	€ (000)

Fair value of derivatives	256,758	40,561
Investments in insurance policies held for employee-financed pension plans, semiretirement and time accounts	94,407	60,664
Income tax receivables	32,060	64,197
Prepaid pensions	27,221	3,526
Rent deposits	23,130	25,687
Others	72,315	74,197

Total other assets	505,891	268,832

— thereof with a remaining term greater than 1 year	166,634	108,327

      Included in Others are interest receivable and short-term loans. Detailed information about SAP’s derivative financial instruments are presented in Note 33. The increase in prepaid pension assets is mainly related to additional cash contributions to benefit pension plans in the United States. The increase in investments in insurance policies mainly reflects the increase in pension liabilities for employee-financed pension plans as presented in Note 25. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in Other reserves and accrued liabilities (see Note 26).

     (20)     Marketable Securities

      Amounts pertaining to marketable securities within non-fixed assets as of December 31 are as follows:

	2003	2002
	€ (000)	€ (000)

Amortized cost	1,481	1,478
Unrealized gains	0	0
Unrealized losses	129	129

Carrying value	1,352	1,349

  (21)  Liquid Assets

      Liquid assets as of December 31 consist of the following:

	2003	2002
	€ (000)	€ (000)

Cash at banks	326,305	279,920
Time deposits with original maturities of 3 months or less	1,014,086	841,788

Cash and cash equivalents	1,340,391	1,121,708

Time deposits with original maturities exceeding 3 months and less than 1 year	680,891	26,281
Time deposits with original maturities exceeding 1 year	369	478
Restricted cash with original maturity exceeding 1 year	74,305	89,430

	2,095,956	1,237,897

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

      The Company eliminated restricted cash from cash and cash equivalents in the Consolidated Statements of Cash Flows for the year ended December 31, 2001. The Company previously recorded this amount as cash and cash equivalents and the effect of this adjustment is as follows for the year ended December 31, 2001.

2001
€ (000)

Changes in liquid assets — as previously reported	36,581
Adjustment	(25,903)

Changes in liquid assets — as adjusted	10,678

Net cash used in investing activities — as previously reported	(1,040,028)
Adjustment	(25,903)

Net cash used in investing activities — as adjusted	(1,065,931)

Net in cash and cash equivalents — as previously reported	(181,591)
Adjustment	(25,903)

Net decrease in cash and cash equivalents — as adjusted	(207,494)

Cash and cash equivalents at the beginning of the year — as previously reported	1,042,909
Adjustment	(80,464)

Cash and cash equivalents at the beginning of the year — as adjusted	962,445

Cash and cash equivalents at the end of the year — as previously reported	861,318
Adjustment	(106,367)

Cash and cash equivalents at the end of the year — as adjusted	754,951

  (22)  Prepaid Expenses and Deferred Charges

      Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.

  (23)  Shareholders’ Equity

Subscribed Capital

      As of December 31, 2003, SAP AG had 315,413,553 no-par common shares issued (including treasury stock) with a calculated nominal value of € 1 per share.

      The number of common shares increased by 450,947 (corresponding to € 450,947) as a result of the exercise of awards granted under certain stock-based compensation plans.

      Shareholdings in SAP AG as of December 31, 2003 are as follows:

	2003		2002

	Number of	Subscribed	Subscribed
	shares	capital	capital
	(000)%		%

Hasso Plattner GmbH & Co. Beteiligungs-KG	31,240	9.9	9.9
Dietmar Hopp Stiftung GmbH	28,017	8.9	8.9
Klaus Tschira Stiftung gGmbH	21,155	6.7	6.7
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	15,833	5.0	5.0
Immediate family of Dietmar Hopp	8,721	2.8	3.1
Hasso Plattner Förderstiftung gemeinnützige GmbH	6,000	1.9	1.9
Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG	4,811	1.5	1.6
Immediate family of Dr. h.c. Klaus Tschira	4,134	1.3	1.3
Treasury Stock	4,565	1.5	1.1
Free float	190,938	60.5	60.5

	315,414	100.0	100.0

      Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG is wholly owned by Dietmar Hopp.

Authorized Capital

      The Articles of Association authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Subscribed capital

•	up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash until May 1, 2006 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders.

•	up to a total amount of € 60 million through the issuance of new common shares in return for contributions in cash or in kind until May 1, 2006 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

•	up to an aggregate amount of € 15 million against contribution in cash by issuing new common shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from Contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

      No authorization to increase capital stock was exercised in fiscal year 2003.

Contingent Capital

      SAP AG’s capital stock is subject to a contingent increase of common shares. The contingent increase shall be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP

AG under certain stock-based compensation plans (see Note 24) exercise their conversion or subscription rights. The following table provides a summary of the changes in Contingent capital for 2002 and 2003:

Contingent capital
€ (000)

12/31/2001	43,276
Exercise	(137)
New authorized	19,015
Reduction	(5,866)

12/31/2002	56,288

Exercise	(451)
New authorized	—
Reduction	—

12/31/2003	55,837

      The increase in Contingent capital in 2002 was authorized by the Annual General Meeting of Shareholders held on May 3, 2002 to satisfy the rights for stock options from the SAP SOP 2002. At the same time the reduction of Contingent capital, which was authorized to satisfy the exercise of conversions or subscription rights under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”), was resolved.

Treasury Stock

      By resolution of the Annual General Shareholders’ Meeting held on May 9, 2003, the Executive Board was authorized to acquire, on or before October 31, 2004, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company’s capital stock. Although treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with treasury stock. SAP may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.

      As of December 31, 2003, SAP had acquired 4,565 thousand of its own shares, representing € 4,565 thousand or 1.4% of capital stock. In 2003, 1,049 thousand shares in aggregate were acquired under the buyback program at an average price of approximately € 84.06 per share, representing € 1,049 thousand or 0.3% of capital stock. In connection with stock-based compensation plans, SAP acquired in 2003 an additional 331 thousand of its own shares, representing 0.1% of the total shares outstanding as of December 31, 2003 at an average market price of € 101.50 per share. Such shares were transferred to employees during the year at an average price of € 70.71 per share. See Note 24 for further information. In 2003 certain of SAP AG’s foreign subsidiaries purchased an additional 373 thousand American Depository Receipts (“ADRs”) (each ADR represents one-fourth of a common share), at an average price of $26.15 per ADR. Such ADRs were distributed to employees during the year at an average price of $22.08 per ADR by an administrator. The Company held no ADRs as of December 31, 2003.

      As of December 31, 2002, SAP had acquired 3,516 thousand of its own shares, representing € 3,516 thousand or 1.1% of capital stock. In 2002, 3,016 thousand shares in aggregate were acquired under the buyback program at an average price of approximately € 92.59 per share, representing € 3,016 thousand or 1.0% of capital stock. In connection with stock-based compensation plans, SAP acquired in 2002 an additional 288 thousand of its own shares, representing 0.1% of the total shares outstanding as of December 31, 2002 at an average market price of € 105.43 per share. Such shares were transferred to employees during the year at an average price of € 79.20 per share. See Note 24 for further information. In 2002 certain of SAP AG’s foreign subsidiaries purchased an additional 568 thousand ADRs (each ADR represents one-fourth of a common share), at an average price of $24.54 per ADR. Such ADRs were distributed to employees during the year at an average price of $21.62 per ADR by an administrator. The Company held no ADRs as of December 31, 2002.

Accumulated Other Comprehensive Income/Loss

      Accumulated other comprehensive income/loss consists of the following as of December 31:

			Additional
	Unrealized	Currency	minimum
	gains/losses	translation	pension	Cash flow
	on securities	adjustment	liability	hedges	STAR hedge	Total
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

12/31/2003
Before tax	16,979	(251,673)	(5,847)	21,015	36,790	(182,736)
Tax impact	(1,000)	0	2,125	(7,574)	(12,794)	(19,243)

Net amount	15,979	(251,673)	(3,722)	13,441	23,996	(201,979)

12/31/2002
Before tax	(2,960)	(103,249)	(33,096)	1,117	0	(138,188)
Tax impact	(179)	0	13,091	(405)	0	12,507

Net amount	(3,139)	(103,249)	(20,005)	712	0	(125,681)

12/31/2001
Before tax	(759)	186,501	(14,002)	0	0	171,740
Tax impact	1,566	0	5,455	0	0	7,021

Net amount	807	186,501	(8,547)	0	0	178,761

      The unrealized net gains on securities in 2003 include gains and losses from marketable equity securities in the amount of € 15,374 thousand and € 72 thousand respectively as well as gains from marketable debt securities in the amount of € 1,677 thousand.

      In connection with sales of marketable equity securities, the Company reclassified € 28 thousand of previously unrealized gains in 2003, € 130 thousand of previously unrealized losses in 2002 and € 9,901 thousand of unrealized gains in 2001, from Accumulated other comprehensive income to Financial income/ expense, net. The Company reclassified € 474 thousand of net foreign exchange losses relating to the Company’s anticipated cash flow hedges in 2003 and € 12,483 thousand of net foreign exchange gains 2001, respectively, from Accumulated other comprehensive income to Other non-operating income/ expenses, net.

Miscellaneous

      Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2003, SAP management has proposed a distribution in 2004 of € 0.80 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended December 31, 2003. Dividends per share paid for 2002 and 2001 were as follows:

	2002	2001
	€	€

Dividend per common share	0.60	0.58

     (24)     Stock-Based Compensation Plans

Employee Discounted Stock Purchase Programs

      The Company acquires SAP AG common shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity.

Stock Appreciation Right (STAR) Plans

      In February 2003 and February 2002, the Company granted approximately 3.8 million and 3.6 million stock appreciation rights (“2003 STARs” and “2002 STARs” respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2003 and 2002 STAR grant values of € 84.91 and € 158.80, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor

Quarter ended

March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

5%	5%	10%	20%	10%	10%	10%	30%

      The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company’s preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company’s quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.

      The cash payout value of each STAR will be calculated quarterly as follows: (i) 100% of the first € 50 value appreciation for such quarter; (ii) 50% of the next € 50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2003 STARs as follows: 50% each on both, March 31, 2005 and January 31, 2006. Under the terms of the 2002 STAR Plan, participants were scheduled to receive an initial payment of 50% on March 31, 2004 and a second installment on January 31, 2005. Participants will receive STAR payments provided that, subject to certain exceptions, they continue to be actively employed by the Company on the payment dates.

      As SAP’s STAR Plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current value of the STARs at the reporting date. Compensation expense — including effects of the changes in the value of the STAR — is accrued over the period the employee performs the related service (“vesting period”).

      As of December 31, 2003 a STAR provision in the amount of € 51 million is recorded. The related STAR expense was reduced by the effects of the STAR hedge — as described in Note 33 — and therefore totaled only € 36 million. No compensation expenses were recorded in 2002 as the grant price of STARs outstanding in that period exceeded the average fair market value of SAP shares on all relevant measurement dates. Accordingly no accrual was recorded as of December 31, 2002 for the 2002 STAR.

Stock Option Plan 2002

      At the 2002 Annual General Shareholders’ Meeting, the Company’s shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, is designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.

      Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to one share of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options.

      The SAP SOP 2002 is considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, exceeds the share price on that date, no expenses are recorded for awards granted under the SAP SOP 2002.

      A summary of the SAP SOP 2002 Plan activity is as follows:

			Weighted
	Shares	Number	average
	available	of options	exercise price
	for grant	outstanding	per option
	(000)	(000)	€

1/1/2002	—	—	—
Additional shares authorized	19,015	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

12/31/2002	19,015	—	—

Additional shares authorized	—	—	—
Granted	3,737	3,737	90.48
Exercised	—	—	—
Forfeited	—	109	90.37

12/31/2003	15,278	3,628	90.48

      The following table summarizes information about stock options outstanding as of December 31, 2003:

	Outstanding options			Exercisable options

		Weighted average
Range of	Number of	remaining	Weighted average	Number of	Weighted average
exercise prices	stock options	contractual life	exercise price	stock options	exercise price
	€(000)	years		€(000)	€

90.37 – 99.13	3,628	4.17	90.48	—	—

      See Note 35 for stock options awarded to members of the Executive Board.

Long Term Incentive 2000 Plan

      On January 18, 2000, the Company’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a € 1 nominal value may be converted into one common share over a maximum of 10 years subject to vesting requirements. The conversion price is equal to the market price of an common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

      Under APB 25, the Company records no expenses relating to the convertible bonds issued under its LTI 2000 Plan since the conversion price is equal to the market price of an SAP common share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options’ intrinsic value on the reporting date.

      In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Shareholders’ Meeting, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

      A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

		Stock Options		Convertible Bonds

	Shares	Number of
	available	options	Weighted average	Number of	Weighted average
	for grant	outstanding	exercise price	bonds	exercise price
	(000)	(000)	per option	outstanding	per bond
				€(000)	€

1/1/2001	15,010	656	166.91	2,162	289.43
Additional shares authorized	—	—	—	—	—
Granted	4,352	1,075	142.37	3,277	190.43
Reduction due to option/bond ratio (25% of bonds issued)	819	—	—	—	—
Exercised	—	—	—	—	—
Forfeited	—	153	128.78	248	237.83

12/31/2001	9,839	1,578	132.73	5,191	229.40

Additional shares authorized	—	—	—	—	—
Granted	4,807	1,787	81.39	3,020	151.50
Reduction due to option/bond ratio (25% of bonds issued)	755	—	—	—	—
Exercised	—	76	94.53	—	—
Forfeited	4,277	222	72.81	408	200.78

12/31/2002	0	3,067	72.51	7,803	200.74

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	217	73.93	—	—
Forfeited	—	161	94.45	226	185.05

12/31/2003	0	2,689	91.10	7,577	201.21

      In 2003, the Company recorded compensation expenses for the LTI 2000 Plan in the amount of € 89,378 thousand (2002: € 8,418 thousand; 2001: € 13,776 thousand).

      The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2003:

Stock Options

	Outstanding stock options			Exercisable stock options

		Weighted average
Range of	Number of	remaining		Number of	Weighted average
exercise prices	stock options	contractual life	Weighted average	stock options	exercise price
	€(000)	years	exercise price	(000)	€

50.07 – 63.2	2 9	6.31	58.81	6	58.81
67.34 – 81.8	2 1,093	6.77	77.03	484	74.64
91.33 – 101.	09 1,587	8.08	100.98	6	91.33

50.07 – 101	.09 2,689	7.54	91.10	496	74.63

Convertible Bonds

	Outstanding convertible bonds			Exercisable convertible bonds

		Weighted average
Range of	Number of	remaining		Number of	Weighted average
exercise prices	stock options	contractual life	Weighted average	stock options	exercise price
	€(000)	years	exercise price	(000)	€

131.81 – 183.6	7 2,863	8.07	151.65	21	158.45
191.25 – 247.0	0 2,849	7.08	191.84	962	192.41
290.32 – 334.6	7 1,865	6.09	291.61	1,243	291.61

131.81 – 334.	67 7,577	7.21	201.21	2,226	247.50

      See Note 35 for stock options and convertible bonds awarded to members of the Executive Board.

Stock-Based Compensation Plan of SAP System Integrations AG (“SAP SI”)

      SAP SI, in which SAP AG holds a 70% stake, is publicly listed at the German Stock Exchange. On August 16, 2000, by resolution of SAP SI’s shareholders, SAP SI introduced an employee stock option plan in the form of convertible bonds, which allows SAP SI to issue up to 2 million convertible bonds to members of the Executive Board and other employees of SAP SI and its subsidiaries. On May 14, 2002 SAP SI’s shareholders approved the issuance of an additional 1.6 million convertible bonds. As of December 31, 2003, a total of 2,055,632 (2002: 1,209,647) convertible bonds were outstanding. Each participating employee can exchange his or her convertible bonds for an equal number of shares of SAP SI stock. The conversion price corresponds to the market price of SAP SI stock on the date they are granted. The bonds have a term of eight years. The convertible bonds vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years.

Pro-Forma Information

      SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

      The fair value of the Company’s stock-based awards granted under the LTI 2000 Plan was calculated using the following weighted average assumptions:

	2003	2002	2001

Expected life	2.5 years	4.5 years	4.5 years
Risk free interest rate	2.61%	4.68%	4.96%
Expected volatility	68%	50%	50%
Expected dividends	0.73%	0.38%	0.30%

      The weighted average fair value of stock options granted under the SAP SOP 2002 Plan in 2003 was € 28.83.

      The weighted average fair value of all stock options and convertible bonds granted under the LTI 2000 Plan during 2002 was € 55.11 and € 68.89, respectively (2001: € 69.77 and € 87.71). As of December 31, 2002 no awards were granted under SAP SOP 2002.

      For pro-forma purposes, the estimated fair value of the Company’s stock-based awards is amortized over the vesting period. The Company’s pro-forma information is presented in Note 3.

     (25)     Pension Liabilities and Similar Obligations

      The Company maintains several defined benefit and defined contribution plans for its employees both in Germany and at its foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are principally December 31. Individual benefit plans have also been established for members of the Executive Board. The accrued liabilities on the balance sheet for pension and other similar obligations at December 31 consists of the following:

	2003	2002
	€ (000)	€ (000)

Domestic benefit plans	5,044	5,909
Foreign benefit plans	13,129	23,904
Employee financed plans	77,768	51,304
Other pension and similar obligations	1,594	2,456

	97,535	83,573

Domestic Benefit Plans

      The Company’s domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

      The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2003	2002
	€ (000)	€ (000)

Change in benefit obligation
Benefit obligation at beginning of year	28,351	27,289
Service costs	409	561
Interest costs	1,624	1,631
Settlement	(300)	0
Actuarial gain/loss	502	(908)
Benefits paid	(237)	(222)

Benefit obligation at end of year	30,349	28,351

	2003	2002
	€ (000)	€ (000)

Change in plan assets
Fair value of plan assets at beginning of year	23,658	20,449
Actual return on plan assets	1,175	1,078
Employer contributions	2,162	2,279
Life/disability insurance premiums and expenses	0	407
Benefits paid	(1,049)	(222)
Assets transferred to defined contribution plan	(185)	(333)

Fair value of plan assets at end of year	25,761	23,658

Funded status	4,588	4,693
Unrecognized transition assets	(532)	(574)
Unrecognized net actuarial loss	(4,694)	(3,583)

Net amount recognized	(638)	536

Amounts recognized in the consolidated balance sheets:
Accrued benefit liability	5,044	5,909
Intangible assets	(29)	(33)
Accumulated other comprehensive income	(5,653)	(5,340)

Net amount recognized	(638)	536

      The following weighted average assumptions were used for the actuarial valuation of the Group’s domestic pension benefit obligation as of the respective measurement date:

	2003	2002	2001
	%	%	%

Discount rate	5.3	5.8	6.6
Rate of compensation increase	3.9	3.9	4.0

      The components of net periodic benefit cost of the Group’s domestic benefit plans for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Service cost	409	561	590
Interest cost	1,624	1,631	1,657
Expected return on plan assets	(1,529)	(1,399)	(1,303)
Net amortization	484	456	456

	988	1,249	1,400

      The weighted average assumptions used for determining the net periodic pension cost for the Groups domestic pension plans for 2003, 2002 and 2001, were as follows:

	2003	2002	2001
	%	%	%

Discount rate	5.8	6.6	6.5
Expected return on plan assets	5.9	6.5	6.5
Rate of compensation increase	3.9	4.0	4.0

      SAP’s investment strategy in Germany is to invest all contributions into insurance policies. The expected rate of return on plan assets for the Group’s domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

Foreign Benefit Plans

      The Company’s foreign defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

      The change of the benefit obligation and the change in plan assets for the foreign plans are as follows:

	2003	2002
	€ (000)	€ (000)

Change in benefit obligation
Benefit obligation at beginning of year	159,402	96,370
Service costs	29,503	31,100
Interest costs	7,691	8,146
Plan transfer	0	42,614
Plan amendments	0	1,053
Curtailment	0	(5,772)
Settlement	0	(4,594)
Employee contributions	1,907	1,976
Actuarial loss	4,118	10,176
Benefits paid	(5,036)	(6,187)
Foreign currency exchange rate changes	(22,793)	(15,480)

Benefit obligation at end of year	174,792	159,402

Change in plan assets
Fair value of plan assets at beginning of year	130,191	77,803
Actual return on plan assets	11,858	(6,417)
Plan transfer	0	40,343
Settlement	0	(7,184)
Employer contributions	39,490	41,704
Employee contributions	1,907	1,976
Benefits paid	(4,359)	(5,758)
Foreign currency exchange rate changes	(21,638)	(12,276)

Fair value of plan assets at end of year	157,449	130,191

Funded status	17,342	29,211
Unrecognized transition assets	(2,244)	(2,619)
Unrecognized prior service cost	1,519	1,993
Unrecognized net actuarial loss	(30,919)	(35,424)

Net amount recognized	(14,299)	(6,839)

Amounts recognized in the consolidated balance sheets
Prepaid benefit cost	(26,847)	(2,987)
Accrued benefit liability	13,129	23,904
Intangible assets	(387)	0
Accumulated other comprehensive income	(194)	(27,756)

Net amount recognized	(14,299)	(6,839)

      SAP (Schweiz) AG (“SAP Switzerland”) maintains a defined benefit pension plan covering the majority of its employees and retirees in Switzerland. Due to changes in legislation, SAP Switzerland founded a trust in January 2002 and transferred the plan’s assets and liabilities from an insurance company to the trust. SAP increased the pension benefit obligation by € 42,614 thousand and plan assets by € 40,343 thousand, the fair value of the plan’s assets as of the date of the transfer. In accordance with the provisions of SFAS 88, “Employers’ accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”,

SAP Nederland B.V. implemented a defined contribution plan in 2002 that replaced the benefits of the existing defined benefit plan for certain eligible employees.

      Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following weighted average assumptions were used for the actuarial valuation of the Group’s foreign pension benefit obligation as of the respective measurement date.

	2003	2002	2001
	%	%	%

Discount rate	4.7	5.2	6.6
Rate of compensation increase	4.7	4.8	6.0

      The components of net periodic benefit cost of the Group’s foreign benefit plans for the years ended December 31 are as follows:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Service cost	29,503	31,100	24,466
Interest cost	7,691	8,146	5,446
Expected return on plan assets	(9,189)	(8,020)	(4,975)
Net amortization	1,646	674	596

	29,651	31,900	25,533

      The following weighted average assumptions were used to determine net periodic pension cost for the Groups foreign pension plans for 2003, 2002 and 2001:

	2003	2002	2001
	%	%	%

Discount rate	5.2	6.6	7.5
Expected return on plan assets	6.5	8.0	8.0
Rate of compensation increase	4.8	6.0	6.0

      The expected long-term rate of return on plan assets assumption is based on weighted average expected returns for each asset class. The Group’s foreign benefit plan asset allocation at December 31, 2003 as well as the target asset allocation, are as follows (in %):

	Target asset	Plan assets
	allocation	2003
Asset category	%	%

Equity	54.1	58.1
Fixed income	42.3	35.8
Real estate	0	4.5
Other	3.6	1.6

	100.0	100.0

      The investment strategies for SAP’s foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated.

Additional information on funded status for domestic and foreign plans

      The total accumulated benefit obligation for the Group’s principal domestic and foreign benefit plans for the year ended 2003 was € 29,824 thousand (2002: € 27,396 thousand) and € 157,535 thousand (2002: € 151,004 thousand), respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Group’s domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

				Underfunding of
	Projected	Accumulated	Fair value of	accumulated
	benefit obligation	benefit obligation	plan assets	benefit obligation
	€ (000)	€ (000)	€ (000)	€ (000)

12/31/2003
Domestic plans	30,271	29,752	25,686	4,066
Foreign plans	18,507	13,129	—	13,129

Total	48,778	42,881	25,686	17,195

12/31/2002
Domestic plans	27,581	26,690	22,620	4,070
Foreign plans	107,186	100,879	77,153	23,726

Total	134,767	127,569	99,773	27,796

Expected future contributions and benefits

      The Group’s expected contribution in 2004 is € 1,808 thousand for domestic plans and € 35,963 thousand for foreign plans, all of which is expected to be paid as cash contributions.

      The estimated future pension benefits to be paid by the Group’s domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic	Foreign
	plans	plans	Total
	€ (000)	€ (000)	€ (000)

2004	481	5,533	6,014
2005	743	7,405	8,148
2006	965	8,923	9,888
2007	1,133	10,913	12,046
2008	1,341	12,885	14,226
2009 – 2013	8,005	85,531	93,536

Contribution Plans

      The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee’s salary or the amount of contributions made by employees. The costs associated with defined contribution plans were € 79,955 thousand, € 67,248 thousand, and € 70,097 thousand in 2003, 2002, and 2001 respectively.

Employee financed pension plan

      Germany maintains an unqualified employee financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in other assets and are equal to the obligations under the plan.

  (26)  Other Reserves and Accrued Liabilities

	2003	2002
	€ (000)	€ (000)

Current and deferred taxes	455,499	594,042
Other reserves and accrued liabilities	1,013,556	882,691

	1,469,055	1,476,733

      As of December 31, 2003, accrued taxes include current and prior year tax obligations in the amount of € 343,519 thousand (2002: € 482,947 thousand) and deferred tax liabilities in the amount of € 111,980 thousand (2002: € 111,095 thousand).

      Other reserves and accrued liabilities as of December 31 are as follows:

	2003	2002
	€ (000)	€ (000)

Other obligations to employees	557,118	499,690
Obligations to suppliers	179,698	173,782
Vacation and other absences	137,191	126,765
STAR obligations	50,948	58
Customer claims	36,103	41,159
Unused lease space	17,691	7,577
Contribution to employees’ accident insurance account	8,561	4,019
Warranty and service costs	7,600	4,729
Auditing and reporting costs	5,312	4,905
Fair value of foreign exchange contracts	1,644	9,790
Other	11,690	10,217

	1,013,556	882,691

      Other reserves and accrued liabilities payable after one year as of December 31, 2003 are € 92,961 thousand (€ 29,450 thousand in 2002).

      Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87, “Employers’ Accounting for Pensions”. Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to € 11,307 thousand as of December 31, 2003 (2002: € 11,432 thousand).

      Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. As of December 31, 2003 and 2002, SAP accrued € 7,600 thousand and € 4,729 thousand, respectively. The aggregate utilization of the warranty accrual in 2003 was € 2,317 thousand (2002: € 4,633 thousand) and the aggregate warranty expense was net € 5,188 thousand in 2003 (2002: € 4,762 thousand).

      Exit activities include contract termination and similar restructuring costs for unused lease space as well as severance payments. Restructuring costs are included in the Consolidated Statements of Income in the line item

Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:

		Severance
	Unused	payments for
	lease space	restructuring	Total
	€ (000)	€ (000)	€ (000)

Balance as of 12/31/2002	7,577	11,159	18,736
Expenses 2003	17,164	3,384	20,548
Payments in 2003	5,544	9,347	14,891
Adjustments 2003	0	1,001	1,001
Currency	1,506	666	2,172

Balance as of 12/31/2003	17,691	3,529	21,220

Balance as of 12/31/2001	2,874	10,121	12,995
Expenses 2002	12,960	33,148	46,108
Payments in 2002	7,262	30,739	38,001
Adjustments 2002	0	0	0
Currency	995	1,371	2,366

Balance as of 12/31/2002	7,577	11,159	18,736

      At most subsidiaries SAP does not have an ongoing severance benefit plan arrangement. SAP accounted for the majority of its 2003 one-time severance obligations in accordance with SFAS 146. Other severance obligations (affecting 768 employees and 322 employees in 2002 and 2001, respectively) were accounted for in accordance with SFAS 112, “Employers Accounting for Postemployment Benefits”, or EITF 94-3, as applicable. Because these severance benefits do not vest or accumulate, the liability for such benefits was recognized when it became probable that an obligation had been incurred and the amount could be estimated.

      Provision for unused lease space relate to costs that will continue to be incurred for vacated space under various operating lease contracts that will have no future economic benefit to the Company in accordance with SFAS 146 in 2003 and EITF 94-3 in 2002. Those charges primarily relate to the training segment, when SAP has been streamlining its training facility requirements.

  (27)  Other Liabilities

      Other liabilities based on due dates as of December 31 are as follows:

	Term less	Term between	Term more	Balance on	Balance on
	1 year	1 and 5 years	than 5 years	12/31/2003	12/31/2002
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Bank loans and overdrafts	19,043	639	1,785	21,467	24,307
Advanced payments received	42,441	0	0	42,441	44,011
Accounts payable	286,862	0	0	286,862	328,841
Taxes	165,037	0	0	165,037	166,056
Social security	33,766	0	0	33,766	35,824
Other liabilities	101,568	1,819	23,184	126,571	149,723

	648,717	2,458	24,969	676,144	748,762

      Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. Effective interest rates of bank loans are 6.18% and 5.01% in 2003 and 2002, respectively.

      In 2002, liabilities with a remaining term not exceeding one year amounted to € 725,085 thousand and those with a remaining term exceeding five years amounted to € 22,864 thousand.

      As of December 31, 2003 and 2002, SAP AG had available lines of credit totaling € 858,000 thousand and € 980,000 thousand, respectively. No borrowings were made under these lines of credit in 2003 and 2002.

      As of December 31, 2003 and 2002, certain of SAP’s subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to € 178,010 thousand and € 204,756 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to € 21,467 thousand as of December 31, 2003 and € 24,307 thousand as of December 31, 2002.

  (28)  Deferred Income

      Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral.

D.  ADDITIONAL INFORMATION

  (29)  Supplemental Cash Flow Information

      Interest paid included in net cash provided by operating activities in 2003, 2002, and 2001 was € 3,900 thousand, € 12,858 thousand, and € 20,834 thousand, respectively. Income taxes paid in fiscal years 2003, 2002, and 2001, net of refunds was € 591,012 thousand, € 366,642 thousand, and € 500,098 thousand, respectively.

      See the reconciliation from cash and cash equivalents to liquid assets in Note 21.

  (30)  Contingent Liabilities

      SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or customer development arrangements, standard guarantee provisions and other items. Currently, the Company has several such agreements in place with various expiration dates. Based on historical experience and evaluation, SAP does not believe that any material loss is likely, and therefore no related liability has been recorded. The Company also provides a six to 12 month warranty period on its software. Due to the nature of the guarantees, SAP can not estimate the maximum exposure of these guarantees. The related liability is included in other reserves and accrued liabilities (see Note 26).

      As of December 31, 2003 and 2002 no guarantees were provided for third party performance or financial obligations of third parties.

  (31)  Other Financial Commitments

      Other financial commitments amounted to € 664,798 thousand and € 780,258 thousand as of December 31, 2003 and 2002, respectively, and are comprised primarily of commitments under rental and operating leases of € 619,543 thousand and € 674,918 thousand as of December 31, 2003 and 2002, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling € 30,509 thousand and € 83,277 thousand as of December 31, 2003 and 2002 respectively. These commitments primarily relate to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to SAP’s pension plans please refer to Note 25.

      In October 2000, SAP Properties, a wholly owned subsidiary of SAP America, Inc. entered into a seven-year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement is between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties is required to restrict cash equal to the amount spent by the financial institution on such renovations. See Note 21. This lease is accounted for as an operating lease in accordance with SFAS 13, “Accounting for Leases”.

      In January 2004 SAP America, Inc. and SAP Properties signed an agreement with a third-party real estate development company (the “Purchaser”) to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania. A portion of the property to be sold is owned and another portion of the property is currently occupied by SAP America, Inc. and certain subsidiaries pursuant to an operating lease (the “Leased Property”) with the sophisticated financial institution (the “Owner”) noted above. The sale is being undertaken to reduce future operating expense commitments associated with maintaining the Leased Property and to release restricted cash currently securing the lease obligation. The sale is subject to due diligence procedures being successfully completed by the Purchaser. In connection with this transaction, SAP Properties would exercise an existing option to purchase the Leased Property from the Owner prior to the sale. If completed, the sale would result in a pretax loss of approximately US$16 million. The sale is not expected to take place until June 2004.

      Commitments under rental and operating leasing contracts as of December 31, 2003:

€ (000)

Due 2004	141,891
Due 2005	105,366
Due 2006	80,685
Due 2007	60,901
Due 2008	50,749
Due thereafter	179,951

      Rent expense was € 159,284 thousand, € 207,087 thousand, and € 208,908 thousand for the years ended December 31, 2003, 2002, and 2001, respectively.

     (32)     Litigation and Claims

      The bankruptcy trustee for the U.S. company FoxMeyer Corp. (“FoxMeyer”) instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998.

      FoxMeyer was a pharmaceutical wholesaler and licensee of the Company’s SAP R/3 software. FoxMeyer’s bankruptcy trustee (“Trustee”) alleges that the software failed to perform properly, damaging FoxMeyer’s business, and that such failure was a significant factor contributing to FoxMeyer’s bankruptcy in 1996 and its subsequent liquidation. The complaint asserts claims of breach of contract, breach of express and implied warranties, fraud, negligent misrepresentation, and promissory estoppel. The Trustee seeks unspecified compensatory and punitive damages, the award of costs, expenses and reasonable attorney’s fees, as well as pre-judgment and post-judgment interest. Fact discovery has concluded, however, the Trustee has filed a motion to reopen discovery. The parties are now proceeding with motion practice before the Court. While the ultimate outcome of this matter cannot be presently determined with certainty, we believe that the Trustee’s claims in this action are without merit. We are vigorously defending against the claims, and believe that this action is not likely to have a material effect on our business, result of operations, financial condition or cash flows.

      SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these matters will have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

     (33)     Financial Instruments

Fair Value of Financial Instruments

      The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP’s financial instruments are as follows:

	2003		2002

	Carrying value	Fair value	Carrying value	Fair value
	€ (000)	€ (000)	€ (000)	€ (000)

Marketable equity securities — available-for-sale	24,457	24,457	11,250	11,250
Marketable debt securities — available-for-sale	53,679	53,679	54,353	54,353
Marketable securities	1,352	1,352	1,349	1,349
Other loans	61,214	61,214	58,170	58,170
Bank loans and overdrafts	(21,467)	(21,467)	(24,307)	(24,307)
Derivative financial instruments
Forward exchange contracts	177,297	177,297	28,315	28,315
Currency options	0	0	1,106	1,106
Call options (STAR hedge)	77,817	77,817	1,350	1,350

	374,349	374,349	131,586	131,586

      The market values of these financial instruments are determined as follows:

•	Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.

•	Other loans, bank loans, and overdrafts: The fair values of other loans, bank loans, and overdrafts approximate their carrying values.

•	Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts on the reporting date.

      Detailed information about the fair value of the Company’s financial instruments is included in Notes 16, 20 and 27.

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

      Foreign exchange derivatives are recorded at fair value in the Consolidated Balance Sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in Accumulated other comprehensive income, net of tax.

      When intercompany accounts receivable resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to Other non-operating income/ expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/ expense, net until the position is closed or the derivative expires.

      Net gains of € 26 thousand are also included in earnings for the year ended December 31, 2003 (2002: net gains of € 2,352 thousand; 2001: net gains of € 468 thousand), reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur. It is estimated that € 13,441 thousand of net losses included in accumulated other comprehensive income at December 31, 2003, will be reclassified into earnings during the next year. As of December 31, 2003, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.

      Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

          STAR Hedge

      To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 24) through the purchase of derivative instruments from an independent financial institution.

      As of December 31, 2003 and 2002 the following derivative instruments were designated as a hedge for the STAR 2003, 2002 and 2001, respectively:

	2003

	Hedge of 2.0 million
	2003 STARs

	Number of
Buy/sell	call options	Strike price

Buy	2,000,000	84.91
Sell	1,000,000	134.91
Sell	500,000	184.91

Fair value as of December 31, 2003 in € (000): 77,790

	2003

	Hedge of 3.0 million
	2002 STARs

	Number of
Buy/sell	call options	Strike price

Buy	3,000,000	158.80
Sell	1,500,000	208.80
Sell	750,000	258.80

Fair value as of December 31, 2002 in € (000): 27

	2002

	Hedge of 3.0 million
	2002 STARs

	Number of
Buy/sell	call options	Strike price

Buy	3,000,000	158.80
Sell	1,500,000	208.80
Sell	750,000	258.80

Fair value as of December 31, 2002 in € (000): 1,350

	2002

	Hedge of 3.2 million
	2001 STARs

	Number of
Buy/sell	call options	Strike price

Buy	3,200,000	193.51
Sell	1,600,000	243.51
Sell	400,000	293.51

Fair value as of December 31, 2002 in € (000): 0

      The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 24. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first € 50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next € 50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.

      The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on SAP’s Consolidated Balance Sheets.

      Hedge effectiveness is assessed based on changes in the intrinsic value of the STAR hedge instrument. Accordingly the change in the fair value attributable to the time value of the derivative instrument will be recorded currently in the Consolidated Statements of Income under Financial income/expense. The change in intrinsic value is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period. To the extent SAP entered into a hedge for recognized, vested STARs, the change in intrinsic value of the derivative is recognized currently in Financial income/ expense.

      As of December 31, 2003 € 15 million have been recorded as an expense in Financial income/ expense, net, thereof a gain of € 3 million representing the amount of the hedges’ ineffectiveness. Compensation expense on STAR has been reduced by € 16 million; Other comprehensive income has been increased by € 24 million, net of tax. In 2002, approximately € 59 million has been recorded as an expense in Financial income/ expense, net.

      See Note 24 for additional information.

      The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	2003		2002

	Notional		Notional
	value	Fair value	value	Fair value
	€ (000)	€ (000)	€ (000)	€ (000)

Forward exchange contracts
Gains	1,302,790	178,941	836,772	38,105
Losses	8,990	(1,644)	446,930	(9,790)

	1,311,780	177,297	1,283,702	28,315
Currency options	0	0	83,372	1,106
Call options (STAR hedge)	n/a	77,817	n/a	1,350

Credit Risk

      The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have significant exposure to any individual counterparty.

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

      Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in Note 3, except for differences in the currency translation and stock-based compensation expenses. Under management’s view, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translation result in minor deviations between the figures reported internally and the figures reported in the financial statements. Depending on the type of service provided, SAP accounts for internal sales and transfers either on a cost basis or at current market prices. Starting 2004 all internal sales and transfers will be recorded utilizing fully burden cost rates.

      SAP has three operating segments: “Product”, “Consulting” and “Training”.

	Product	Consulting	Training	Total
	€ (000)	€ (000)	€ (000)	€ (000)

2003
External revenue	4,797,827	1,884,801	316,088	6,998,716
Internal revenue	448,486	507,244	65,981	1,021,711

Total revenue	5,246,313	2,392,045	382,069	8,020,427

Segment expenses	(2,322,564)	(1,927,112)	(287,470)	(4,537,146)

Segment contribution	2,923,749	464,933	94,599	3,483,281

Segment profitability	55.7%	19.4%	24.8%
2002
External revenue	4,805,339	2,141,154	435,098	7,381,591
Internal revenue	464,669	513,064	83,860	1,061,593

Total revenue	5,270,008	2,654,218	518,958	8,443,184

Segment expenses	(2,584,305)	(2,128,383)	(376,378)	(5,089,066)

Segment contribution	2,685,703	525,835	142,580	3,354,118

Segment profitability	51.0%	19.8%	27.5%
2001
External revenue	4,819,436	2,012,749	479,817	7,312,002
Internal revenue	480,457	445,589	118,451	1,044,497

Total revenue	5,299,893	2,458,338	598,268	8,356,499

Segment expenses	(2,875,836)	(2,034,119)	(419,008)	(5,328,963)

Segment contribution	2,424,057	424,219	179,260	3,027,536

Segment profitability	45.7%	17.3%	30.0%

Product

      The Product segment is primarily engaged in marketing and licensing the Company’s software products and performing maintenance services. Maintenance services include technical support for the Company’s products, assistance in resolving problems, provision of user documentation, updates for software products, and new releases, versions and support packages.

Consulting

      The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change and interface setup.

Training

      The Training segment provides educational services on the use of SAP software products and related topics for customer and partners. Training services include traditional classroom training at SAP training facilities, customer and partner specific training, end-user training as well as e-learning.

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

      The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the Consolidated Statements of Income:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Total revenue for reportable segments	8,020,427	8,443,184	8,356,499
Elimination of internal revenues	(1,021,711)	(1,061,593)	(1,044,497)
Other external revenues	26,074	31,225	28,503
Other differences	(184)	22	299

	7,024,606	7,412,838	7,340,804

      Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

Segment Contribution

      The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, and other corporate expenses, are not allocated to the operating segments and therefore are not included in segment contribution. Charges for stock-based compensation, depreciation, and amortization of all long-lived assets are also not allocated to the operating segments.

      The following table presents a reconciliation of total segment contribution to Income before income taxes, minority interest and extraordinary gain as reported in the Consolidated Statements of Income:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Total contribution for reportable segments	3,483,281	3,354,118	3,027,537
Contribution from activities outside the reportable segments	(1,628,877)	(1,692,548)	(1,616,697)
Stock-based compensation expenses	(130,044)	(35,868)	(98,377)
Other differences	(341)	(24)	(89)

Operating income	1,724,019	1,625,678	1,312,374

Other non-operating income/expenses, net	36,309	37,319	(10,643)
Finance income, net	16,287	(555,299)	(232,974)

Income before income taxes, minority interest and extraordinary gain	1,776,615	1,107,698	1,068,757

      Other differences primarily relate to currency translation differences.

Segment Profitability

      A segment’s profitability is calculated as the ratio of segment contribution to segment total revenues.

Segment Assets

      The Company does not currently track assets or capital expenditures by operating segments in its internal reporting system nor is such information used by the Executive Board when making decisions about resource allocations.

Geographic Information

      The following tables present a summary of operations by geographic region except for income before income tax. The amounts included are based on consolidated data, which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

      Sales by destination are based upon the location of the customer whereas sales by operation reflect the location of the SAP subsidiary responsible for the sale.

	Sales by destination			Sales by operation

	2003	2002	2001	2003	2002	2001
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Germany	1,670,286	1,654,144	1,468,726	1,771,289	1,793,961	1,615,777
Rest of EMEA(1)	2,299,601	2,394,011	2,317,456	2,238,387	2,301,660	2,211,982

Total EMEA	3,969,887	4,048,155	3,786,182	4,009,676	4,095,621	3,827,759

United States	1,736,341	1,969,748	2,084,140	1,728,008	1,954,427	2,102,136
Rest of Americas	479,836	531,880	639,980	472,142	525,657	613,503

Total Americas	2,216,177	2,501,628	2,724,120	2,200,150	2,480,084	2,715,639

Japan	441,558	485,939	444,090	440,226	485,605	434,163
Rest of Asia-Pacific	396,984	377,116	386,412	374,554	351,528	363,243

Total Asia-Pacific	838,542	863,055	830,502	814,780	837,133	797,406

	7,024,606	7,412,838	7,340,804	7,024,606	7,412,838	7,340,804

(1)	Europe, Middle East, Africa

(2)	Figures of the Individual Financial Statements

	Income before income tax(2)			Total assets

	2003	2002	2001	2003	2002	2001
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Germany	1,368,735	1,281,148	1,416,177	2,597,173	1,967,167	2,276,865
Rest of EMEA(1)	285,565	312,278	263,340	1,295,265	1,301,115	1,247,286

Total EMEA	1,654,300	1,593,426	1,679,517	3,892,438	3,268,282	3,524,151

United States	178,372	268,043	(122,717)	1,710,432	1,616,408	1,905,382
Rest of Americas	40,170	80,340	54,640	318,451	326,496	355,646

Total Americas	218,542	348,383	(68,077)	2,028,883	1,942,904	2,261,028

Japan	61,891	82,071	73,840	163,616	177,624	178,411
Rest of Asia-Pacific	23,618	36,441	17,032	240,928	219,653	232,014

Total Asia-Pacific	85,509	118,512	90,872	404,544	397,277	410,425

	1,958,351	2,060,321	1,702,312	6,325,865	5,608,463	6,195,604

(1)	Europe, Middle East, Africa

(2)	Figures of the Individual Financial Statements

	Property, plant and equipment			Capital expenditures

	2003	2002	2001	2003	2002	2001
	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)

Germany	699,863	648,828	543,954	159,019	201,799	168,964
Rest of EMEA(1)	128,872	148,564	158,284	17,460	23,924	54,593

Total EMEA	828,735	797,392	702,238	176,479	225,723	223,557

United States	158,805	208,466	257,757	9,009	21,423	58,396
Rest of Americas	4,244	4,876	9,791	2,145	2,235	2,592

Total Americas	163,049	213,342	267,548	11,154	23,658	60,988

Japan	7,518	11,019	14,476	1,840	2,424	4,230
Rest of Asia-Pacific	20,355	12,464	12,790	14,217	7,693	6,521

Total Asia-Pacific	27,873	23,483	27,266	16,057	10,117	10,751

	1,019,657	1,034,217	997,052	203,690	259,498	295,296

(1)	Europe, Middle East, Africa

(2)	Figures of the Individual Financial Statements

				Employees as of December 31
	Depreciation			in full-time equivalents

	2003	2002	2001
	€ (000)	€ (000)	€ (000)	2003	2002	2001

Germany	105,797	92,509	86,419	13,026	12,580	12,026
Rest of EMEA(1)	27,895	31,513	32,638	6,808	6,655	6,412

Total EMEA	133,692	124,022	119,057	19,834	19,235	18,438

United States	24,022	31,773	29,674	4,621	4,885	5,191
Rest of Americas	2,673	4,009	5,934	1,435	1,426	1,535

Total Americas	26,695	35,782	35,608	6,055	6,311	6,726

Japan	4,587	5,093	4,760	1,350	1,248	1,137
Rest of Asia-Pacific	5,038	6,909	9,636	2,370	2,003	2,109

Total Asia-Pacific	9,625	12,002	14,396	3,720	3,251	3,246

	170,012	171,806	169,061	29,610	28,797	28,410

(1)	Europe, Middle East, Africa

     The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2003, approximately 68.4% of the research and development personnel are located in Germany, 8.5% in the rest of EMEA, 10.9% in the United States, 1.2% in the rest of the Americas and 11% in the Asia-Pacific region.

      Six groups of industry sectors generated the following total sales revenues for the year ended December 31:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

Process industries	1,381,279	1,537,033	1,524,330
Discrete industries	1,659,334	1,764,154	1,807,468
Consumer industries	1,243,809	1,299,694	1,186,839
Service industries	1,664,525	1,765,903	1,849,741
Financial services	474,135	514,760	448,229
Public services	601,524	531,294	524,197

	7,024,606	7,412,838	7,340,804

      The following table presents software revenues allocated to specific software solutions including revenues from integrated solution contracts, which are allocated based on customer usage surveys:

	2003	2002	2001
	€ (000)	€ (000)	€ (000)

mySAP SCM	477,131	463,966	582,892
mySAP CRM	440,121	472,966	444,918
mySAP PLM	156,043	167,988	195,963
mySAP Business Intelligence/ mySAP Enterprise Portal/ mySAP SRM/Marketplaces	273,075	258,981	415,922
mySAP Financials/ mySAP Human Resources	801,221	926,933	940,823

	2,147,591	2,290,834	2,580,518

(35)	Board of Directors

EXECUTIVE BOARD	Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of the Company, in Germany and other countries, on December 31, 2003(1)

Prof. Dr. Henning Kagermann
CEO
Overall responsibility for SAP’s strategy and business development, marketing, global communications, consulting, customer development, Business Solutions Group Financial & Public Services	Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany Supervisory Board, DaimlerChrysler Services (debis) AG, Berlin,
Germany
Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany

Shai Agassi Development of the integration and application platform SAP NetWeaver, mySAP SRM and SAP xApps

Léo Apotheker Global Field Operations	Board of Directors, Enigma, Inc., Burlington, Massachusetts, United States

Dr. Werner Brandt Chief Financial Officer	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany

Prof. Dr. Claus E. Heinrich Business Solutions Group Manufacturing Industries human resources, labor relations

Gerhard Oswald Global support, IT infrastructure

Dr. Peter Zencke Development organization of SAP’s Enterprise Services platform, coordination of global research activities and development labs	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany Supervisory Board, SuSE Linux AG, Nuremberg, Germany

(1)	Memberships on supervisory boards and comparable governing bodies of subsidiaries and changes in other membership that occurred during the year are shown in the financial statements of SAP AG, which can be obtained from the Company upon request.

EXTENDED MANAGEMENT BOARD

Leslie Hayman Global SAP Human Resources	Wolfgang Kemna (up to January 30, 2004) Global Sales Operations/ Global Initiatives

Karl-Heinz Hess Technology Platform SAP NetWeaver	Peter J. Kirschbauer Business Solutions Group Services Industries

Martin J. Homlish Global Marketing	Klaus Kreplin (from February 12, 2003) Technology Platform SAP NetWeaver

SUPERVISORY BOARD	Membership on other supervisory boards and comparable governing bodies of enterprises other than the Company, in Germany and other countries on December 31, 2003

Prof. Dr. h.c. mult. Hasso Plattner(2)(4)(5)(7) Chairperson Chairman of the Supervisory Board
Helga Classen(1)(4)(7) Deputy Chairperson Development architect
Pekka Ala-Pietilä(5) President Nokia Corporation, Espoo, Finland
Willi Burbach(1)(4)(5) Developer
Prof. Dr. Wilhelm Haarmann (2)(3)(7) Attorney-at-law, certified public auditor, certified tax advisor Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany	Supervisory Board, Häussler AG, Stuttgart, Germany Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany
Dietmar Hopp(6) Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany
Bernhard Koller(1)(3) Manager of idea management
Christiane Kuntz-Mayr(1)(5)(7) Development manager
Lars Lamadé(1)(6) Human resources consultant
Dr. Gerhard Maier(1)(2)(6) Development project manager

Dr. h.c. Hartmut Mehdorn(4) Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany	Supervisory Board, DB Station & Service AG,
Frankfurt am Main, Germany
Supervisory Board, DB Reise & Touristik AG,
Frankfurt am Main, Germany
Supervisory Board, DB Regio AG,
Frankfurt am Main, Germany
Supervisory Board, Stinnes AG, Berlin, Germany,
Supervisory Board, DB Netz AG,
Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G.,
Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G.,
Cologne, Germany
Supervisory Board, Dresdner Bank AG,
Frankfurt am Main, Germany (from April, 8, 2003)
Supervisory Board, Bayerische
Magnetbahnvorbereitungsgesellschaft mbH,
Munich, Germany
Advisory Council, Railog GmbH,
Kriftel, Germany
Supervisory Board, Projektgesellschaft METRORAPID mbH, Duisburg, Germany
Advisory Council, DB Akademie GmbH,
Berlin, Germany (from July 2003)
Prof. Dr. Dr. h.c. mult. August- Wilhelm Scheer(5)(6) Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI), Saarbrücken, Germany	Supervisory Board, IDS Scheer AG,
Saarbrücken, Germany
Supervisory Board, abaXX Technology AG,
Stuttgart, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Software-systemtechnik, Potsdam, Germany
Dr. Barbara Schennerlein(1)(7) Principle solution consultant
Stefan Schulz(1)(3)(5) Solution architect
Dr. Dieter Spöri(7) Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany	Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany
Dr. h.c. Klaus Tschira(3) Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany	Supervisory Board, SRH Learnlife AG, Heidelberg, Germany Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

(1)	Elected by the employees

(2)	Member of the Company’s Compensation Committee

(3)	Member of the Company’s Audit Committee

(4)	Member of the Company’s Mediation Committee

(5)	Member of the Company’s Technology Committee

(6)	Member of the Company’s Finance and Investment Committee

(7)	Member of the Company’s General Committee

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

      Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders’ Meeting on May 6, 2004, the total annual remunerations of the Supervisory Board members for the year ended December 31, 2003, are as follows:

	2003

	Fixed	Variable		2002
	remuneration	remuneration	Total
	€ (000)	€ (000)	€ (000)	€ (000)

Prof. Dr. h.c. mult. Hasso Plattner (Chairperson) (Member from May 9, 2003)	38.7	38.7	77.4	0.0
Helga Classen (Deputy chairperson)	43.5	43.5	87.0	78.3
Willi Burbach	29.0	29.0	58.0	52.2
Prof. Dr. Wilhelm Haarmann	29.0	29.0	58.0	52.2
Dietmar Hopp (Chairperson until May 9, 2003)	41.1	41.1	82.2	104.4
Bernhard Koller	29.0	29.0	58.0	52.2
Christiane Kuntz-Mayr	29.0	29.0	58.0	34.8
Klaus-Dieter Laidig (Member up to May 9, 2003)	12.1	12.1	24.2	52.2
Lars Lamadé	29.0	29.0	58.0	34.8
Dr. Gerhard Maier	29.0	29.0	58.0	52.2
Dr. h.c. Hartmut Mehdorn	29.0	29.0	58.0	52.2
Pekka Ala-Pietilä	25.0	25.0	50.0	30.0
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer	29.0	29.0	58.0	34.8
Dr. Barbara Schennerlein	29.0	29.0	58.0	52.2
Stefan Schulz	29.0	29.0	58.0	34.8
Alfred Simon (Member up to May 3, 2002)	0.0	0.0	0.0	21.8
Dr. Dieter Spöri	29.0	29.0	58.0	52.2
Dr. h.c. Klaus Tschira	29.0	29.0	58.0	52.2

Total	508.4	508.4	1,016.8	843.5

      The total annual remuneration of the Supervisory Board for the year ended December 31, 2002 amounted to € 843.5 thousand. This amount includes € 468.6 thousand fixed and € 374.9 thousand variable remuneration.

      The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.

Remuneration of the Executive Board

      The members of the Executive Board receive salaries, stock-based awards under SAP’s stock-based compensation plans and certain non-cash benefits for their services. Details and amounts of the remuneration are determined by the Supervisory Board’s Compensation Committee.

      The Executive Board members’ salaries consist of a fixed element and a variable bonus. The variable bonus depends on the achievement of the Company’s overall target, “Operating income before stock-based compensation and acquisition-related charges”.

      For the fiscal years 2003 and 2002, the members of the Executive Board received the following remuneration (including salaries, cash value of non-cash benefits and insurance premiums):

	2003	2002
	€ (000)	€ (000)

Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	1,450	1,748
Prof. Dr. Henning Kagermann (CEO)	3,383	1,301
Shai Agassi (Member from April 17, 2002)	2,200	666
Léo Apotheker (Member from August 1, 2002)	2,246	379
Dr. Werner Brandt	1,864	722
Prof. Dr. Claus E. Heinrich	2,260	919
Gerhard Oswald	2,252	920
Dr. Peter Zencke	2,271	929

	17,926	7,584

thereof fixed remuneration	3,371	3,557

thereof variable remuneration	14,555	4,027

      The amounts stated for members who joined or left the Executive Board in the course of 2003 only represent their remuneration for the period of their nomination.

      The difference between the total remuneration for 2002 and 2003 results, among other factors, from a higher variable remuneration in 2003. The figures are also impacted by the increase in the number of members from six to eight in 2002 and a decrease in the number of members from eight to seven in 2003.

      In addition to the compensation above, Shai Agassi received in 2003 € 860 thousand (2002: € 7,030 thousand) in cash which resulted from stock-based compensation entitlement that he had received as a member of the management of TopTier Software, Inc. prior to the acquisition of TopTier by SAP. Upon the acquisition of TopTier in 2001, SAP had agreed to pay out these entitlements to all former employees and members of management of TopTier who continue to be actively employed by SAP after a certain vesting period.

      During the fiscal year 2003 the members of the Executive Board received the following stock options under the SAP SOP 2002:

Stock
options

Prof. Dr. Henning Kagermann (CEO)	80,000
Shai Agassi	60,000
Léo Apotheker	30,000
Dr. Werner Brandt	30,000
Prof. Dr. Claus E. Heinrich	45,000
Gerhard Oswald	45,000
Dr. Peter Zencke	45,000

335,000

      The fair value at the granting date of the stock options granted to the Executive Board members was € 28.74 per option. The contractual life of the stock options is five years.

      During the fiscal year 2003, the members of the Executive Board exercised awards granted under the LTI 2000 Plan as follows:

	Stock options		Convertible bonds

		Weighted average		Weighted average
		exercise price		exercise price
	Number of	per option	Number of	per bond
	stock options	(€)	stock options	(€)

Gerhard Oswald	22,626	77.84	—	—
Dr. Peter Zencke	15,851	78.59	—	—

	38,477	78.15	—	—

      As of December 31, 2003, the members of the Executive Board held the following stock options granted under the LTI 2000 Plan:

		Exercisable as of		Not exercisable as of
		December 31, 2003		December 31, 2003		Total

			Remaining		Remaining		Remaining
			contractual		contractual		contractual
	Exercise	Number of	life	Number of	life	Number of	life
	price (€)	options	(in years)	options	(in years)	options	(in years)

Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	—	—	—	—	—	—
Prof. Dr. Henning Kagermann (CEO)	67.33	18,501	6.14	9,531	6.14	28,032	6.14
	81.82	12,993	7.14	26,382	7.14	39,375	7.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	101.08	—	—	21,875	8.14	21,875	8.14
Dr. Werner Brandt	81.82	2,062	7.14	4,188	7.14	6,250	7.14
Prof. Dr. Claus E. Heinrich	67.33	13,551	6.14	6,981	6.14	20,532	6.14
	81.82	9,075	7.14	18,425	7.14	27,500	7.14
Gerhard Oswald	67.33	—	—	6,981	6.14	6,981	6.14
	81.82	—	—	18,425	7.14	18,425	7.14
	101.08	—	—	31,250	8.14	31,250	8.14
Dr. Peter Zencke	67.33	—	—	6,981	6.14	6,981	6.14
	81.82	—	—	18,425	7.14	18,425	7.14

		56,182		169,444		225,626

      The strike prices for stock options listed above reflect the prices that an Executive Board member would have to pay for one SAP common share upon exercising the stock option on December 31, 2003. The strike prices vary based upon the outperformance of the SAP common share price appreciation versus the appreciation of the Goldman Sachs Software Index.

      As of December 31, 2003, the members of the Executive Board held the following convertible bonds granted under the LTI 2000 Plan:

		Exercisable as of		Not exercisable as of
		December 31, 2003		December 31, 2003		Total

		Number	Remaining	Number	Remaining	Number	Remaining
		of	contractual	of	contractual	of	contractual
	Exercise	convertible	life	convertible	life	convertible	life
	price (€)	bonds	(in years)	bonds	(in years)	bonds	(in years)

Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	—	—	—	—	—	—	—
Prof. Dr. Henning Kagermann (CEO)	290.32	14,800	6.14	7,625	6.14	22,425	6.14
	191.25	10,395	7.14	21,105	7.14	31,500	7.14
	151.50	—	—	90,000	8.14	90,000	8.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	334.67	15,741	6.14	8,109	6.14	23,850	6.14
	191.25	9,900	7.14	20,100	7.14	30,000	7.14
	151.50	—	—	17,500	8.14	17,500	8.14
Dr. Werner Brandt	191.25	1,650	7.14	3,350	7.14	5,000	7.14
	151.50	—	—	30,000	8.14	30,000	8.14
Prof. Dr. Claus E. Heinrich	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	—	—	50,000	8.14	50,000	8.14
Gerhard Oswald	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	—	—	25,000	8.14	25,000	8.14
Dr. Peter Zencke	290.32	10,840	6.14	5,585	6.14	16,425	6.14
	191.25	7,260	7.14	14,740	7.14	22,000	7.14
	151.50	—	—	50,000	8.14	50,000	8.14

		106,786		383,764		490,550

      The strike prices for convertible bonds listed above reflect the prices that an Executive Board member would have to pay for one SAP common share upon conversion of the bond. The strike prices are fixed and equal the market price of a common share as quoted on the day immediately preceding the granting of the convertible bond.

      As of December 31, 2003, the members of the Executive Board held the following stock options granted under the SAP SOP 2002:

		Exercisable as of		Not exercisable as of
		December 31, 2003		December 31, 2003		Total

			Remaining		Remaining		Remaining
			contractual		contractual		contractual
	Exercise	Number of	life	Number of	life	Number of	life
	price (€)	options	(in years)	options	(in years)	options	(in years)

Prof. Dr. h.c. mult. Hasso Plattner (Co-Chairman and CEO) (Member until May 9, 2003)	—	—	—	—	—	—
Prof. Dr. Henning Kagermann (CEO)	90.37	—	—	80,000	4.16	80,000	4.16
Shai Agassi	90.37	—	—	30,000	4.16	30,000	4.16
	99.13	—	—	30,000	4.67	30,000	4.67
Léo Apotheker	90.37	—	—	30,000	4.16	30,000	4.16
Dr. Werner Brandt	90.37	—	—	30,000	4.16	30,000	4.16
Prof. Dr. Claus E. Heinrich	90.37	—	—	45,000	4.16	45,000	4.16
Gerhard Oswald	90.37	—	—	45,000	4.16	45,000	4.16
Dr. Peter Zencke	90.37	—	—	45,000	4.16	45,000	4.16

		—		335,000		335,000

      The exercise price for one common SAP AG share shall be 110% of the base price. The base price for any stock option shall be the arithmetic mean of the SAP share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the Issue Date of that stock option. These provisions notwithstanding, the exercise price shall be not less than the closing auction price on the day before the Issue Date.

      During 2003 and as of December 31, 2003 the Company did not provide any loans, warranties or guarantees to members of the Executive Board and Supervisory Board.

      The projected benefit obligation as of December 31, 2003 for former Executive Board members was € 1,662 thousand (2002: € 1,507 thousand).

Shareholdings of members of the Supervisory Board and Executive Board

      The number of SAP AG shares owned by Hasso Plattner (Chairman of the Supervisory Board), Dietmar Hopp (Member of the Supervisory Board) and Klaus Tschira (Member of the Supervisory Board), their family members and related entities are disclosed in Note 23. All other members of the Supervisory Board and the Executive Board own less than 1% of SAP AG shares.

      In 2003, SAP received from members of the Supervisory Board and Executive Board and spouses, registered partners for life, parents, and children of Board members the following notifications under section 15a of the German Securities Trade Act regarding acquisitions and sales of SAP shares (directors dealing):

	Transactions in SAP shares (WKN 716460/ISIN DE 0007 164 600)

			Number	Price
Notifying party	Transaction date	Transaction	of shares	per share

				(€)
Helga Classen	December 2, 2003	Sale	440	130.50
	December 2, 2003	Exercise of subscription right	250	51.62
Daniel Hopp	September 11, 2003	Sale	17,950	117.75
	September 12, 2003	Sale	34,897	117.80
	October 16, 2003	Sale	150,000	126.11
	October 17, 2003	Sale	67,500	126.24
	October 21, 2003	Sale	57,250	123.49
	October 30, 2003	Sale	62,500	124.86
	October 31, 2003	Sale	109,903	123.57
Oliver Hopp	September 11, 2003	Sale	17,950	117.75
	September 12, 2003	Sale	34,897	117.80
	October 16, 2003	Sale	150,000	126.11
	October 17, 2003	Sale	67,500	126.24
	October 21, 2003	Sale	57,250	123.49
	October 30, 2003	Sale	62,500	124.86
	October 31, 2003	Sale	109,903	123.57
Gerhard Oswald	September 10, 2003	Exercise of subscription right	9,075	87.07
	September 10, 2003	Sale	22,626	117.70
	September 10, 2003	Exercise of subscription right	13,551	71.65
Kristina Plattner	February 7, 2003	Purchase	20,000	86.10
	February 10, 2003	Purchase	20,000	84.71
	February 11, 2003	Purchase	8,000	86.43
	February 12, 2003	Purchase	1,250	86.62
	February 13, 2003	Purchase	15,750	86.12
Stefanie Plattner	February 7, 2003	Purchase	20,000	86.10
	February 10, 2003	Purchase	20,000	84.71
	February 11, 2003	Purchase	8,000	86.43
	February 12, 2003	Purchase	1,250	86.62
	February 13, 2003	Purchase	15,750	86.12
Dr. Peter Zencke	October 30, 2003	Sale	15,851	125.34
	October 30, 2003	Exercise of subscription right	6,776	69.97
	October 30, 2003	Exercise of subscription right	9,075	85.02

     (36)     Related Party Transactions

      Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 35. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm’s length.

      August-Wilhelm Scheer is the major shareholder and head of the supervisory board of IDS Scheer AG, a German software and IT services company. Until early 2004 SAP owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer’s shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm’s length, whereby mainly IDS Scheer provides services for SAP. In October 2003 SAP and IDS Scheer entered into a strategic relationship to jointly develop and market a software solution for Business Process Management (BPM).

As part of this strategic relationship SAP both acquired and licensed certain software related intellectual property rights from IDS Scheer.

      In February 2002, SAP started negotiations with DCW Software AG & Co. KG (“DCW”) with regard to a possible investment of SAP in DCW. SAP acquired a controlling interest in DCW in November 2003 and increased this stake to 100% in January 2004. At the time of the initial negotiations DCW had a credit facility agreement with Fancourt Flugcharter GmbH & Co KG, a company wholly owned by Hasso Plattner. There were no credit amounts drawn by DCW under this facility when SAP started the investment negotiations. The credit facility agreement was terminated without further drawings in May 2003.

      After his move from SAP’s Executive Board to SAP’s Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract is expenses-only. Therefore SAP only incurred expenses for reimbursements of out-of-pocket expenses incurred by Hasso Plattner unter this contract.

      Wilhelm Haarmann is a partner in Haarmann, Hemmelrath & Partner (“HHP”), which infrequently serves as special German tax counsel, counsels SAP with regard to other legal matters, and provides expert valuation services for SAP. The fees paid for these services have historically been immaterial, both in relation to HHP’s total revenue and in relation to SAP’s total expenses for such services.

      At no point in the years ended December 31, 2003, 2002 the Company held Note receivables from any member of the Executive Board and Supervisory Board. During the years ended December 31, 2003, 2002 and 2001, there were no significant transactions between the Company and the major shareholders as outlined in Note 23.

      In 2000, SAP commenced a strategic alliance relationship with Commerce One to jointly develop, market and sell Internet-based software solutions. In connection with this relationship, SAP in its fiscal year 2000 acquired common stock of Commerce One and in 2001 increased its equity investment in the common stock of Commerce One to the point of exercising significant influence. As part of the acquisition arrangement SAP agreed to certain limitations that restrict SAP’s ability to transfer its common shares of Commerce One, to increase its ownership interest and to engage in certain take-over transactions involving Commerce One without approved by Commerce One’s Board of Directors. In 2002, SAP named a non-voting observer to attend Commerce One’s Board of Directors meetings. The cooperation agreements between the two companies were amended several times between 2001 and 2003. In 2003, SAP effectively ceased all transactions under the cooperation arrangements and ceased the jointly developed products or replaced such products with SAP products. As discussed in Note 4, the carrying value of SAP’s investment in Commerce One was reduced to zero as of December 31, 2002 and remained at zero throughout 2003. For the year ended December 31, 2003, transactions with Commerce One accounted for less than 1% of the Company’s total revenues and cost of revenues. For the year ended December 31, 2002 and 2001, transactions with Commerce One accounted for approximately 1% of the Company’s total revenues and less than 1% of the Company’s cost of revenues. Transactions involving Commerce One are expected to continue to be immaterial in periods beyond 2003.

           (37)     German Code of Corporate Governance

      The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that listed companies publicly state every year the extent to which they comply with them. Companies can deviate from the suggestions without having to make any public statements.

      In 2003 and 2002, the Executive Boards and Supervisory Boards both of SAP AG and SAP’s publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the websites of the two companies.

           (38)     Subsequent Event

      SAP Systems Integration AG, Dresden (“SAP SI”) is currently a majority-owned (70.3%) consolidated subsidiary of the Company. On March 23, 2004, the Company announced its intention to bid for all remaining outstanding shares (approximately 10,727,521) of SAP SI, which are publicly traded, for €20.40 per share. The anticipated purchase price for those shares together with anticipated costs associated with the transaction (approximately €230 million) is expected to be paid in cash. The offer is expected to be completed in the first half of 2004, and will be accounted for as the acquisition of minority interest. Accordingly, the purchase price will be allocated to the fair value of the additional interest in the net assets of SAP SI acquired, with the excess, if any, allocated to goodwill. The Company believes the acquisition of the additional shares of SAP SI will allow the Company to strengthen its global capabilities for IT-strategy consulting offerings.

Walldorf, February 27, 2004
SAP Aktiengesellschaft

Systeme, Anwendungen, Produkte in der Datenverarbeitung

Walldorf, Baden

Executive Board

Kagermann     Agassi     Apotheker     Brandt     Heinrich     Oswald     Zencke

SCHEDULE II

Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2003, 2002 and 2001
€ (000)

				Exchange Rate
	Beginning	Charged		Effects and	Ending
Description	Balance 2003	to Earnings	Write-offs	Other Changes	Balance 2003

Allowances for doubtful accounts:	92,511	6,969 (*)	(22,939)	(5,530)	71,011

				Exchange Rate
	Beginning	Charged		Effects and	Ending
Description	Balance 2002	to Earnings	Write-offs	Other Changes	Balance 2002

Allowances for doubtful accounts:	110,269	7,621 (*)	(21,222)	(4,157)	92,511

				Exchange Rate
	Beginning	Charged		Effects and	Ending
Description	Balance 2001	to Earnings	Write-offs	Other Changes	Balance

Allowances for doubtful accounts:	76,223	52,728 (*)	(19,184)	502	110,269

(*)	includes the provision of bad debt expense based on aging charged (credited) to other operating income/(expense) of € 5,368 thousand, € 5,288 thousand, and € (14,706) thousand in 2003, 2002 and 2001 respectively.

S-1