Form 20-F
period 2004-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2005-03-22
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Ordinary Shares, without nominal value (as of December 31, 2004)**	316,003,600
          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
 * Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares.

**	Including 5,363,000 treasury shares.

i

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

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
        Unless otherwise specified herein, all euro financial data that have been converted into dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2004, which was €1.00 per $1.3538. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or on any other dates. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” At March 8, 2005, the Noon Buying Rate for converting euro to dollars was U.S.$ 1.3342 per €1.00.
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
        “SAP,” the “SAP logo,” “R/2,” “R/3,” “mySAP,” “mySAP.com,” “xApp,” “xApps,” “SAP NetWeaver” and other SAP product and service names mentioned herein are trademarks or registered trademarks of SAP AG in Germany and in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than SAP that are trademarks of their respective owners.

FORWARD-LOOKING INFORMATION
        This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including, but not limited to:

•	general economic and business conditions;

•	attracting and retaining personnel;

•	competition in the software industry;

•	implementing our business strategy;

•	developing and introducing new services and products;

•	regulatory and political conditions;

•	obtaining and expanding market acceptance of our services and products;

•	terrorist attacks or other acts of violence or war;

•	integrating newly acquired businesses;

•	meeting our requirements with customers; and

•	other risks and uncertainties, some of which we describe under “Item 3. Key Information — Risk Factors.”
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        Not Applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
        The following table represents selected consolidated financial information of SAP. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of SAP is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto audited for the years ended December 31, 2004, 2003 and 2002 by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), independent auditors and for the years ended December 31, 2001 and 2000 by ARTHUR ANDERSEN Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH (“Arthur Andersen”), independent auditors.
        The audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheets at December 31, 2004 and 2003 are included in “Item 18. Financial Statements.” Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

SELECTED FINANCIAL DATA

	Year Ended December 31,

	2004	2004	2003	2002	2001	2000(2)

	U.S.$(1)	€	€	€	€	€
	(in thousands, except per share and exchange rate data)
Income Statement Data:
Total revenue	10,173,121	7,514,493	7,024,606	7,412,838	7,340,804	6,264,595
Operating income	2,732,484	2,018,381	1,724,019	1,625,678	1,312,374	802,658
Income before income taxes, minority interest, and extraordinary gain	2,805,943	2,072,642	1,776,615	1,107,698	1,068,757	1,012,869
Net income	1,774,183	1,310,521	1,077,063	508,614	581,136	615,732
Earnings per share(3)
Basic	5.71	4.22	3.47	1.62	1.85	1.96
Diluted	5.69	4.20	3.46	1.62	1.85	1.95
Other Data:
Weighted average number of shares outstanding(3)(4)
Basic	310,802	310,802	310,781	313,016	314,309	314,423
Diluted	312,156	312,156	311,409	313,980	314,412	315,737
Balance Sheet Data:
Total assets	10,269,212	7,585,472	6,325,865	5,608,463	6,195,604	5,618,971
Shareholders’ equity	6,219,700	4,594,253	3,709,445	2,872,091	3,109,513	2,517,081
Subscribed capital	427,806	316,004	315,414	314,963	314,826	314,715
Short-term bank loans and overdrafts	34,997	25,851	19,043	22,657	458,266	146,877
Long-term financial debt(5)	12,470	9,211	11,948	11,318	7,375	6,543

(1)	Amounts in the column are unaudited and translated for the convenience of the reader at €1.00 to U.S.$1.3538, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2004. See “— Exchange Rates” for recent exchange rates between the euro and the dollar. Our auditors have not audited these converted dollar amounts.

(2)	The 2000 figures have been adjusted for the effect of the change in the investment in Commerce One, Inc. (“Commerce One”) to the equity method. See Note 4 of “Item 18. Financial Statements.”

(3)	Amounts are adjusted for our one-for-one conversion of preference shares to ordinary shares in 2001 and the three-for-one stock split in 2000.

(4)	Includes preference and ordinary shares for periods prior to June 18, 2001, the effective date of the conversion of the preference shares into ordinary shares on a share-for-share basis.

(5)	Long-term financial debt represents financial liabilities with a remaining life beyond one year, which is comprised of bank loans and overdrafts and convertible bonds issued pursuant to stock-based compensation plans. See “Item 6. Directors, Senior Management and Employees — Share Ownership — Stock-Based Compensation Plans.”
EXCHANGE RATES
        The prices for ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADSs in the United States. In addition, SAP AG pays cash dividends, if any, in euro, so that such exchange rate fluctuations will also affect the dollar amounts received by the holders of ADSs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADSs. The deposit agreement with respect to the ADSs requires the depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt.
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
        The following table sets forth the average, high, low and period-end Noon Buying Rates for the euro expressed as dollars per €1.00.

Year	Average(1)	High	Low	Period-End

2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538

Month	High	Low	Period-End

2004
July	1.2437	1.2032	1.2032
August	1.2368	1.2025	1.2183
September	1.2417	1.2052	1.2417
October	1.2783	1.2271	1.2746
November	1.3288	1.2703	1.3259
December	1.3625	1.3224	1.3538
2005
January	1.3476	1.2954	1.3049
February	1.3274	1.2773	1.3274
March (through March 8, 2005)	1.3342	1.3127	1.3342

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.
        On March 8, 2005, the Noon Buying Rate for converting euro to dollars was U.S.$1.3342 per €1.00.
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

	Dividend Paid per				Dividend Paid per
Year Ended December 31,	Ordinary Share				Preference Share

	€		U.S.$		€	U.S.$
2000	0.57		0.52	(1)(4)	0.58	0.53	(1)
2001	0.58		0.53	(1)(4)	N/A	N/A
2002	0.60		0.69	(1)(4)	N/A	N/A
2003	0.80		0.95	(1)(4)	N/A	N/A
2004 (proposed)	1.10	(2)	1.47	(2)(3)(4)	N/A	N/A

(1)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on the dividend payment date. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval of the Annual General Shareholders’ Meeting of SAP AG to be held on May 12, 2005.

(3)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on March 8, 2005 of U.S.$1.3342 per €1.00. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt. The dividend paid can actually differ due to changes in the exchange rate.

(4)	One SAP ADS represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADS is calculated as one-fourth of the dividend for one SAP AG share and is dependent on the euro/dollar exchange rate.
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
Financial Risks
Our sales are subject to quarterly fluctuations.
        Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

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
        As is common in the software industry, our business has historically experienced its highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2004, 2003 and 2002 first quarter revenue being lower than revenue in the respective prior year’s fourth quarter. We expect to experience a similar trend of seasonality in the future and expect that our revenue will peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.
        Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year. We significantly increased in each year from 2002 through 2004, and plan to continue to increase throughout 2005, the following expenditures depending on our results and outlook during 2005:

•	expansion of our operations;

•	research and development directed towards new products and product enhancements; and

•	development of new distribution and resale channels, particularly for small and midsize businesses.
        Such increases in expenditures will depend, among other things, upon ongoing results and evolving business needs. To the extent such expenses precede or are not subsequently followed by increased revenue, our quarterly or annual operating results would be materially adversely affected and may vary significantly from preceding or subsequent periods.
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
        Although the euro has been our financial and reporting currency since January 1, 1999, a significant portion of our business is conducted in currencies other than the euro. Approximately 59.7% of our consolidated revenue in 2004 was attributable to operations in non-EMU member states and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect, although such effects may be short term in nature.

        Fluctuations in the value of the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar, and the Australian dollar provide the greatest exposure to risk of currency fluctuations. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. There can be no assurance that our hedging activities, if any, will be effective. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”
Our revenue mix may vary and may negatively affect our profit margins.
        From 2002 to 2003, our software revenue decreased both in terms of absolute euro value and as a percentage of total revenue while our maintenance revenue increased during the same period. The trend with decreasing software revenues was reversed in 2004, while the trend with increasing maintenance revenues continued in 2004. Our service revenue decreased from 2002 to 2003 but increased slightly from 2003 to 2004. Variances or slowdowns in our licensing activity may negatively impact our current and future revenue from services and maintenance since such services and maintenance revenues typically lag behind and are dependent upon license fee revenue. In addition, growth in service revenue will depend on our ability to compete effectively in obtaining customer commitments for services related to SAP software products. Any decrease in the percentage of our total revenue derived from software licensing could have a material adverse effect on our business, financial position, results of operations or cash flows.
The cost of derivative instruments for hedging of the STAR Plan may exceed the benefits of those arrangements.
        Under our Stock Appreciation Rights Plan (the “STAR Plan”), stock appreciation rights (“STARs”) are granted to eligible employees of SAP. The STARs are primarily granted in the first quarter of each year and generally give the participants the right to a portion of the appreciation in the market price of the ordinary shares for the relevant measurement period. We have entered into in the past, and expect to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the STARs in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. We believe hedging anticipated cash flows in connection with the STARs limits the potential exposure associated with the STAR Plan, including potentially significant cash outlays and resulting compensation expense. There can be no assurance, however, that the benefits achieved from hedging our STAR Plan will exceed the related costs.
Management’s use of estimates may affect our results of operations and financial position.
        Our financial statements are based upon the accounting policies as described in Note 3 of our consolidated financial statements included in “Item 18. Financial Statements.” Such policies require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Facts and circumstances which management uses in making estimates and judgments may change from time to time and may result in significant variations, including adverse effects on our results of operations or financial position. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”
Recently effected changes in financial accounting standards regarding the accounting for stock based compensation will have an adverse effect on our reported results of operations.
        As part of its convergence project, the Financial Accounting Standards Board (FASB) has revised the U.S. GAAP rules for stock-based compensation accounting in light of the standard issued by the International

Accounting Standards Board. Beginning July 1, 2005, we will be required to record stock-based compensation expense for our employee stock-based compensation programs in our income statements based on the fair market value of the stock-based awards granted. This new accounting is expected to have a negative effect on our reported operating results. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for details.
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
        We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations. Our existing revenue recognition policies are described in Note 3 of our consolidated financial statements included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”
The market price for our ADSs and ordinary shares may remain volatile.
        The trading prices of the ADSs and the ordinary shares have experienced and may continue to experience significant volatility. The current trading price of the ADSs and the ordinary shares reflect certain expectations about the future performance and growth of SAP, particularly on a quarterly basis. However, our revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results and in growth rates compared to prior periods. Any shortfall in revenue or earnings from levels projected by us quarterly or from projections made by securities analysts could have an immediate and significant adverse effect on the trading price of the ADSs or the ordinary shares in any given period. Additionally, we may not be able to confirm our projections of any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software sector have experienced wide fluctuations, which have often not been directly related to individual companies’ operating performance. The trading price of our ADSs and ordinary shares may fluctuate in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our competitors’ results of operations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	speculation in the press or financial community;

•	general market conditions specific to particular industries;

•	general and country specific economic or political conditions (particularly wars, terrorist attacks etc.); and

•	proposed and completed acquisitions or other significant transactions by us or our competitors.
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
        The currency in which our ordinary shares are traded is the euro. Although the currency in which our ADSs are traded is the dollar, the trading price of our ADSs is expected to be largely based upon the trading price of the underlying ordinary shares in its principal trading market, the Frankfurt Stock Exchange. Cash dividends payable to holders of ADSs will be paid to the depositary pursuant to the Deposit Agreement between SAP AG and the depositary in euro and, subject to certain exceptions, will be converted by the depositary into dollars as promptly as practicable upon receipt for payment to such holders. The amount of dividends received by the holders of ADSs, therefore, will also be affected by fluctuations in exchange rates as well as by the specific exchange rate used by the depositary (which may incorporate fees charged).
Market Risks
Consolidation in the software industry may result in instability of software demand and stronger peer companies in the long term.
        The entire IT sector, including the software industry, is currently experiencing consolidation through mergers and acquisitions, particularly involving larger companies such as the acquisition of PeopleSoft, Inc. by Oracle Corporation. Large companies continue to expand into areas we target and thus increasingly compete with us. Transactions in which we or our competitors participate could have a material adverse effect on us in a variety of ways, such as delaying sales due to customer uncertainty and subjecting us to competition from stronger established or new peer group companies with more resources, larger customer bases and a wider variety of products than we have.
Due to intense competition, our market share and financial performance could suffer.
        The software industry is intensely competitive. As part of our business strategy, over the last years we have focused our efforts in areas of our business where demand is expected to grow more rapidly. In particular, we have expanded our focus to include software solutions for customer relationship management, supply chain management, technology and application integration platform solutions, Enterprise Service Architecture, which enables software solutions and specific solutions for small and medium sized businesses. Our expansion from the traditional large Enterprise Resource Planning (ERP) product offerings exposes us to different competitors. Competition, with respect to pricing, product quality and consulting and support services, could increase substantially and result in price reductions, cost increases or loss of segment share.
        We compete with a wide range of global, regional and local companies. Some of our competitors and many of our potential competitors are involved in a wider range of businesses, and some competitors and potential competitors have a larger installed customer base for their products and services, or have significantly greater financial, technical, marketing and other resources than we have, enhancing their ability to compete with us. Some of these companies may develop (or may have already developed) an overall concept or individual product offering that may be perceived to be as good as or better than our product offerings.
        New distribution methods (e.g. electronic channels) and opportunities presented by the Internet and electronic commerce have removed many of the barriers to entry into the segments in which we compete. Historically, most of our competitors provided solutions which covered certain functional areas offering the customer a software application product designed for a specific business or manufacturing process. Such products compete with individual functions offered by us. Our competitors have already broadened, or are implementing plans to broaden, the scope of their business activities. A competitor may be able to capitalize upon the success of a niche product by developing and marketing broader system applications in competition with us. Niche competitors may also benefit from alternative delivery systems, such as the Internet, to become more competitive with us.
        Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. In addition, we believe that competition will increase as a result of industry consolidations among potential customers of our products as well as among our competitors. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant segment share. There can be no assurance that our strategies will prove to be successful or that our competitors’ strategies would not be more successful than ours.
        In response to competition, consolidation within the industries in which we operate and general adverse economic conditions, we have been required in the past, and may be required in the future, to furnish additional discounts or other concessions to customers or otherwise modify our pricing practices. These developments have impacted and may increasingly negatively impact our revenue and earnings. We generally license our products in individual software components or a suite of software components on a “right to use” basis pursuant to a perpetual license providing for an initial license fee based on the number and types of identified users or other applicable criteria. Subsequent maintenance fees are typically established based on a specified percentage of the initial license fee paid by the customer. Our customers typically prepay maintenance for periods of three to twelve months. Changes in our pricing model or any other future broadly-based changes to our prices and pricing policies could lead to a decline or delay in software sales and/or a decline or delay in maintenance fees as our sales force and our customers adjust to the new pricing policies.
        We, together with certain business partners, offer certain SAP software products to small and midsize customers as a component of our hosted solutions or rental offerings, in which license and maintenance fees or rental payments may be paid to us on a per user, per month or similar subscription basis rather than an upfront license fee payment as under our standard pricing models. Our hosted solutions and rental programs have not generated significant revenues in 2004 and prior years. As part of our long-term strategy for growth, we expect that these programs will generate incremental revenue particularly from small and midsize customers. There can be no assurance that such programs will be successful or, if successful, that they will not negatively impact our standard pricing models.
        The recent trend towards outsourcing business processes to external providers (Business Process Outsourcing, or “BPO”) could result in increased competition for SAP through the entry of systems integrators, consulting firms, telecommunications firms, computer hardware vendors and other IT service providers. Companies pursuing Business Process Outsourcing will not be interested in purchasing SAP software products to the extent the solution provided by the outsourcing provider includes the necessary software-based process support. Accordingly, SAP may be unable to demonstrate the value of SAP software products to customers in the context of Business Process Outsourcing or offer an attractive business model for outsourcing providers to ensure the deployment of SAP software products within the scope of their offering that customers demand, or competitors may offer better, lower priced or more desirable outsourcing models. The perception of value created by SAP’s products among end user customers could be diminished to the extent outsourcing providers bundle SAP applications with their services. While most of SAP’s revenues are currently derived from contracts directly with end user customers, an increased trend to outsourcing business processes to external providers could have a short-term adverse impact on SAP’s revenues, earnings and results of operations. In addition, the distribution of applications through application service providers may in the short term reduce the price paid for SAP products or adversely affect other sales of SAP products.

The market in which we compete continues to evolve and, if it does not grow rapidly in the long term, our business will be adversely affected.
        We are investing significant resources in further developing and marketing new and enhanced products and services. We believe that the areas of customer relationship management, supply chain management, technology and application integration solutions (including SAP NetWeaver), Enterprise Service Architecture enabled software solutions and solutions for the small and mid-market businesses segment are expected to experience higher growth rates than other software products. Demand and customer acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of SAP software products requires a large capital commitment or other significant commitment of resources. Moreover, mySAP Business Suite solutions and newer offerings allow greater levels of flexibility in software application and data utilization, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication. Their adoption therefore will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, we have invested in, and intend to continue to pursue, intensive marketing and sales efforts to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. Demand for these products and services may not develop, or SAP may not develop acceptable solutions in a timely or cost-effective manner. This could have a material adverse effect on our business, financial position and results of operations or cash flows.
Our future revenue is dependent in part upon our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services.
        Our large installed customer base has traditionally generated additional new software, maintenance, consulting and training revenues. In future periods, customers may not necessarily license additional SAP products or contract for additional services or maintenance. After an initial term, maintenance is generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their maintenance agreements or license additional products or contract for additional services, or if they reduce the scope of their maintenance agreements, our revenues could decrease and our operating results could be adversely affected.
Product Risks
Undetected errors, shortcomings in our security features or delays in new products and product enhancements may result in increased costs to us and delayed demand for our new products.
        To achieve customer acceptance, our new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, first releases are licensed to a controlled group of customers after a validation process. Such new products and product enhancements may contain a number of undetected errors or “bugs” when they are first released. As a result, in the first year following the introduction of certain releases, we generally devote significant resources to working with our early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer’s satisfaction, with the result that certain customers may bring claims for cash refunds, damages, replacement software or other concessions. The risks of errors and their adverse consequences may increase as we seek to introduce simultaneously a variety of new software products. Significant undetected errors or delays in new products or product enhancements may affect market acceptance of SAP software products, and any such events could have a material adverse effect on SAP’s financial condition, cash flow, results of operations and reputation.

        The use of SAP software products by customers in business-critical applications and processes and the increased complexity of our software create the risk that customers or other third parties may pursue warranty, performance or other claims against us in the event of actual or alleged failures of SAP software products, the provision of services or application hosting. We have in the past been, and may in the future continue to be, subject to such warranty, performance or other similar claims.
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
        Consumers have significant concerns about secure transmissions of confidential information, especially financial information, over public networks like the Internet. This remains a significant barrier to general acceptance of e-commerce and other aspects of SAP’s business. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security measures or those of other technology providers. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications and therefore could adversely impact our long-term strategy for growth.
        Although our agreements generally contain provisions designed to limit our exposure as a result of actual or alleged failures of SAP software products, the provision of services, application hosting or security features, such provisions may not cover every eventuality or be effective under applicable law. Any claim, regardless of its merits, could entail substantial expense and require the devotion of significant time and attention by key management personnel. The accompanying publicity of any claim, regardless of its merits, could adversely affect the demand for our software.
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
        We continue to transform our suite of business applications to reduce the total cost of IT ownership for our customers and to allow our customers to better integrate heterogeneous systems. In addition we provide industry-specific business solutions. There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and customer requirements. Any such enhancements, solutions or services may not be successful in the marketplace or may not generate increased revenue. We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing customer requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications and other technologies offered by our competitors.

We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products or force us to pay higher license fees.
        We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models. While we do not believe that one individual technology we license is material to our business, changes in or the loss of third party licenses could lead to a material increase in the costs of licensing or to SAP software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development costs to ensure continued performance of our products.
Our SAP NetWeaver integration and application platform strategy may not succeed or may make certain of our products less desirable.
        In 2003, we announced the introduction of SAP NetWeaver, our new, web-based technology and application platform. We have devoted a significant amount of resources to the development and marketing of SAP NetWeaver. SAP NetWeaver is a new and innovative solution that serves as the basis of SAP’s current product strategy. A first consolidated release of the complete SAP NetWeaver solution became available to customers in 2004. It represents a technological shift to a web-based, open platform design that we believe will make it easier for customers to link non-SAP software-related data with SAP software. Although we have seen successful early adoption of SAP Netweaver, there is no assurance that customers will broadly accept this technology change or that our competitors will not develop and market more effective technology platforms that better suit the needs of customers. A key component of our strategy for a broad adoption of SAP NetWeaver is the offering of the platform to certified third party Independent Software Vendors (“ISVs”) as a basis for those vendors to develop and offer their own business applications. To the extent that we cannot attract a sufficient number of capable ISVs to deliver high-quality solutions based on our platform, our desired SAP market penetration may not be achieved. In addition, any ISV-developed solutions with significant errors may negatively impact SAP’s reputation and thus indirectly impede our own business operations. Further, as with the introduction of any new product, there may be errors in the SAP NetWeaver component technology itself, the correction of which might require the devotion of a substantial amount of resources. The failure of customers to accept Net Weaver, development by competitors of superior technology or significant errors in the solution could have a material adverse impact on our revenues, earnings and results of operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to elect and use certain of our software products.
Economic Risks
Substantial, prolonged declines in the Americas and Asia and slow or weak recovery of technology and software markets in Europe resulting from general adverse economic conditions may cause our revenues and profitability to suffer.
        Implementation of SAP software products can constitute a major portion of our customers’ overall corporate budget, and the amount customers are willing to invest in acquiring and implementing SAP products and the timing of our customers’ investments have tended to vary due to economic or financial crises or other business conditions. Prolonged economic slowdowns or slow or weak economic recoveries may result in customers requiring us to renegotiate existing contracts resulting in less advantageous terms than those currently in place. A recession, slow or weak economic recovery of technology and software markets in Europe or other difficulties in these economies or a substantial, prolonged decline in the Americas and Asia, could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by a prolonged economic slowdown or weak recovery in Europe or the U.S. because we derive a substantial portion of our revenue from software licenses and services in those geographic regions.
        One important feature of our long-term strategy for growth is to increase our offerings for the small and mid-market segment. A recession, or slow or weak economic recovery could inhibit the creation and financial strength of those businesses and thereby delay or prevent altogether that key element of our growth strategy.
Terrorist attacks and risk of war or international hostilities could adversely impact our business.
        The financial, political, economic and other uncertainties following terrorist attacks like those in the U.S. and Spain, and other acts of violence or war, such as the conflict in Iraq, could damage the world economy and affect our and our customers’ investment decisions over an extended period of time. We believe that geopolitical uncertainties, including hostilities against the U.S., Europe or any other country, war or any other international hostilities may lead to cautiousness by our customers in setting their capital spending budgets. Furthermore, such occurrences could make travel more difficult, thus interfering with customers’ decision making processes and our ability to sell products and provide services to them.
Because we expect to continue to expand globally, we may face specific economic and regulatory challenges that we may not be able to meet.
        Our products and services are currently marketed in over 120 countries in the Europe, Middle East and Africa (“EMEA”), North and Latin America (“Americas”) and Asia-Pacific (“APA”) regions. In 2004, revenue derived from outside Germany totaled € 5,734.4 million, representing approximately 76% of our total revenue. Sales in these regions are subject to risks inherent in international business activities, including, in particular:

•	general economic or political conditions in each country or region;

•	the overlap of differing tax structures;

•	the management of an organization spread over various jurisdictions;

•	exchange rate fluctuations; and

•	regulatory constraints such as export restrictions, governmental regulations such as regulations of the Internet, and additional requirements for the design and for the distribution of software and services.
        Other general risks associated with international operations include import and export licensing requirements, trade restrictions, changes in tariff and freight rates and travel and communication costs. There can be no assurance that our international operations will continue to be successful or that we will be able to effectively manage the increased level of international operations.
Strategic Planning Risks
Our failure to develop new relationships and enhance existing relationships with third-party distributors, software suppliers, system integrators and value-added resellers that help sell our services and products may adversely affect our revenues.
        We have entered into agreements with a number of leading computer software and hardware suppliers and other technology providers to cooperate and ensure that certain of the products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and support services (in the areas of product implementation, training and maintenance) through “alliance partnerships” with third-party hardware and software suppliers, systems integrators, consulting groups formerly associated with major accounting firms and other consulting firms. Most of these agreements and alliances are of relatively short duration and non-exclusive. In addition, we have established relationships relating to the resale of certain of our software products by third parties. These third parties include value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers.
        There can be no assurance that these third parties or business partners, most of whom have similar arrangements with our competitors and some of whom also produce their own standard application or technology integration software in competition with us, will continue to cooperate with us when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high-quality products or services or that actions taken or omitted to be taken by such parties will not adversely affect us. There can be no assurance that slow or weak economic recovery of software markets in Europe or substantial prolonged declines in the Americas or Asia will not affect such third parties or partners or the products and services that they provide pursuant to the agreements with us. The failure to obtain high quality products or services or to renew such agreements or partnerships could adversely affect our ability to continue to develop product enhancements and new solutions that keep pace with anticipated changes in hardware and software technology and telecommunications, or could adversely affect the demand for our software products.
Human Capital Risks
If we were to lose the services of members of management and employees or fail to attract new personnel who possess specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop new products and services.
        Our operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Competition for managerial and skilled personnel in the software industry remains intense. Especially as we embark on the introduction of new and innovative technology offerings to our client base such as our SAP NetWeaver platform initiative, we are relying on being able to build up and maintain a specialized workforce with deep technological know-how to ensure an optimal implementation of such new technologies in accordance with our clients’ demands. Such personnel in certain regions (including the U.S. and Europe) is in short supply. We expect continued increases in compensation costs in order to attract and retain senior managers and skilled employees, especially as the economic environment improves. Most of our current employees are subject to employment agreements or conditions that do not contain post employment non-competition provisions and in the case of most of our existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that we will continue to be able to attract and retain the personnel we require to develop and market new and enhanced products and to market and service our existing products and conduct our operations successfully.
If we do not effectively manage our growth, our existing personnel and systems may be strained and our business may not operate efficiently.
        We have a history of rapid growth and will need to effectively manage our future growth to be successful. In 2003 and 2004, we experienced an industry-wide trend in customer spending away from a lower volume of very large contracts to a higher volume of smaller contracts. In order to support our future growth, we expect to continue in the long-term to incur significant costs to increase headcount in key areas of our business, explore and/or enter new markets and build infrastructure ahead of anticipated revenue. We announced in January 2005 our intention to hire an additional 3,000 employees in 2005 to support our revenue growth goals. There can be no assurance that significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. Also, there is no assurance that we can sufficiently staff such additional headcount in lower cost countries such as India or China due to, e.g., a local increase in competition for workforce in such countries. As a result, our operating margin and revenue figures per employee could decline.
Organizational and Governance-related Risks
Principal shareholders may be able to exert control over our future direction and operations.
        As of March 8, 2005, the beneficial holdings of SAP’s principal shareholders (not counting immediate family members) and/or the holdings of entities controlled by them constituted in the aggregate approximately 32.215% of the outstanding ordinary shares of SAP AG. If SAP’s principal shareholders and/or the holdings of entities controlled by them vote the shares held by them in the same manner, it may have the effect of delaying, preventing or facilitating a change in control of SAP or other significant changes to SAP or its capital structure. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
Sales of ordinary shares by principal shareholders could adversely affect the price of our capital stock.
        The sale of a large number of ordinary shares by any of the principal shareholders and related entities, or by any of them, could have a negative effect on the trading price of our ADSs or the ordinary shares. SAP is not aware of any restrictions on the transferability of the shares owned by the principal shareholders or any related entity.
We are subject to significantly increased governance-related regulatory requirements both in Germany and the U.S.
        SAP AG as a stock corporation domiciled in Germany and listed in Germany and the U.S. is subjected to governance-related regulatory requirements under both jurisdictions. These standards are among the highest standards world-wide and have grown considerably in the past few years. In the U.S., the Sarbanes-Oxley Act of 2002 requires the establishment, ongoing assessment and certification of an effective system of Internal Control over Financial Reporting accompanied by stringent documentation efforts for companies and their external auditors. In Germany, the “10 point plan on Corporate Governance” issued by the Federal government has resulted in various legislative initiatives which, among other things, have been or may be lowering the requirements for shareholder lawsuits and may intensify regulators’ control over insider trading as well as the work of external auditors. Pursuant to the EU Anti-discrimination Directive which is currently being implemented as national law in Germany, very broad anti-discriminatory requirements backed by the threat of damages may be imposed upon the human resources operations of companies as of 2005. Given the high level of complexity of these laws there can be no absolute assurance that SAP will not be held in breach of certain regulatory requirements, e.g., through fraudulent or negligent behavior of single employees, its failure to comply with certain formal documentation requirements or otherwise. Any corresponding accusation against SAP, whether merited or not, may have a material adverse impact on SAP’s reputation as well as the trading price of its ordinary shares and ADSs.
U.S. judgments may be difficult or impossible to enforce against us or our Board members.
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
Communication and Information Risks
We may not be able to prevent harmful information leakage about future strategies, technologies and products.
        SAP has established a range of security standards and organizational communication protocols to help ensure that internal, confidential communications and information about sensitive subjects such as our future strategies, technologies and products are not improperly or prematurely disclosed to the public. There is no guarantee that the established protective mechanisms will work in every case. SAP’s competitive position could be considerably compromised if confidential information about the future direction of our product development became public knowledge.
Project Risks
Customer implementation and installation involves significant resources and is subject to significant risks.
        Implementation of SAP software is a process that often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we have little or no control. Some of our customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. We believe that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customer’s own organization. However, criticisms regarding these additional costs and protracted implementation times have been directed at us, and there have been, from time to time, shortages of our trained consultants available to assist customers in the implementation of our products. In addition, the success of new SAP software products introduced by us may be adversely impacted by the perceived time and cost to implement existing SAP software products or the actual time and cost to implement such new products. We cannot provide assurances that protracted installation times or criticisms of us will not continue, that shortages of our trained consultants will not occur or that our costs to perform installation projects will not exceed the fees we receive when fixed fees are charged by us.
Other Operational Risks
We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and erosion in the value of our brands and products.
        We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products. Despite our efforts, there can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to copy certain portions of our products or reverse engineer or otherwise obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third party copying or use, which could adversely affect our competitive position. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the U.S. or Germany.

Some of our competitors may have been more aggressive than us in applying for or obtaining patent protection for innovative proprietary technologies.
        Although we have been issued patents under our patent program and have a number of patent applications pending for inventions claimed by us, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing a certain technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us. Although we do not believe that we are infringing any proprietary rights of others, third parties have claimed and may claim in the future that we have infringed their intellectual property rights. We expect that our software products will increasingly be subject to such claims as the number of products in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. In addition, the use of open source software has become more prevalent in the development of software solutions in the software industry. Accordingly, we are selectively embedding in our software certain third party open source software components, which include software code subject to a license that typically requires that the code be freely transferable. We have implemented strict and detailed approval processes around the deployment of such components which involve, among other things, a thorough check of any corresponding licensing terms. Nevertheless there can be no assurance that, in the future, a third party will not assert that our products or our deployment of third party software, including open source software, violate its patents, copyrights or trade secrets. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject our products to an injunction, require a complete or partial re-design of the relevant product or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.
Our IT Security measures may be breached or compromised and we may sustain unplanned IT system unavailabilities.
        We rely on encryption, authentication technology and firewalls to provide security for confidential information transmitted to and from us over the Internet. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt our network or make it inaccessible to customers or suppliers. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them. In addition, we may be required to expend significant capital and other resources to protect against the threat of security breaches and to alleviate problems caused by breaches as well as by any unplanned unavailability of our internal IT systems generally for other reasons.
If we acquire other companies, we may not be able to integrate their operations effectively and, if we enter into strategic alliances, we may not work successfully with our alliance partners.
        In order to complement or expand our business, SAP has made and expects to continue to make acquisitions of additional businesses, products and technologies, and has entered into, and expects to continue to enter into, a variety of alliance arrangements. Our current strategy for growth includes, but is not limited to, the acquisition of companies, that specifically aim at strengthening our geographic reach, broadening our offering in particular industries, or complementing our technology portfolio. Management’s negotiations of potential acquisitions or alliances, and management’s integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

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
        In addition, acquisitions of additional businesses may require large write-offs of any in-process research and development costs related to companies being acquired and amortization costs related to certain tangible and intangible assets that are acquired. Ultimately, certain acquired businesses may not perform as anticipated, resulting in charges for the impairment of goodwill and/or other intangible assets. Such write-offs and amortization charges may have a significant negative impact on operating margins and net income in the quarter in which the business combination is completed and subsequent periods. In addition, we have entered and expect to continue to enter into alliance agreements for the purpose of developing new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks or any other problems encountered in connection with any such transactions and may therefore not be able to receive the intended benefits of those acquisitions or alliances.
We may incur losses in connection with venture capital investments.
        SAP has acquired and expects to continue to acquire equity interests in or make advances to technology-related companies, many of which currently generate net losses. Such activities may individually and in the aggregate involve significant capital outlay. Most of these companies are recently established. It is possible that changes in market conditions, the performance of companies in which we hold investments or to which we have made advances or other factors will negatively impact our results of operations and financial position or our ability to recognize gains from the sale of marketable equity securities. Additionally, under German tax laws capital losses or write-downs of equity securities are not tax deductible, which may negatively impact our effective tax rate, cash flows and net income going forward. See Item 4. “Information about SAP — Description of the Business — Partnerships, Alliances and Acquisitions.”

Our insurance coverage may not be sufficient to avoid negative impacts on our financial position or results of operations resulting from the settlement of claims.
        We maintain extensive insurance coverage for protection against many risks of liability. The extent of insurance coverage is regularly reviewed and is modified if we deem it necessary. Our goal of insurance coverage is to ensure that the financial effects, to the extent practicable at reasonable cost, resulting from risk occurrences are excluded or limited. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even where we obtain insurance, our coverage is subject to exclusions that may limit or prevent availability to recover under those policies. Any failure to obtain or recover under insurance policies may result in a significant adverse impact on our financial position or results of operations.
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
        mySAP Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration, and create efficiencies across their supply chains and business operations. SAP’s solutions are designed to meet the demands of organizations of all sizes — from small and midsize businesses to global enterprises. The core business processes of various industries, from aerospace to utilities, are supported by SAP’s industry-specific solution portfolios. Today, more than 26,000 customers in over 120 countries run more than 88,700 installations of SAP software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt Stock Exchange and NYSE under the symbol “SAP.”

        SAP’s total 2004 revenues increased by 7.0% from 2003 to €7,514.5 million (2003: €7,024.6 million). Net income for 2004 increased by 21.7% to €1,310.5 million (2003: €1,077.1 million). In 2004, total revenues were derived as follows: sales of software products €2,361.0 million (31.4%); maintenance €2,823.2 million (37.6%); consulting services €1,970.6 million (26.2%); training services €302.4 million (4.0%); and other revenue €57.2 million (0.8%).
        See “Item 4. Information about SAP — Description of the Business — Revenue by Industry Sector” and Note 33 to our consolidated financial statements in “Item 18. Financial Statements,” for further details on revenues by industry sector.
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
        In 1988, we anticipated and capitalized upon growth in the demand for more decentralized business software solutions. During this period, we designed the initial version of the SAP R/3 system, moving from mainframe computers to open systems such as client/server networks composed of multiple computers. Introduced in 1992, SAP R/3 offered the functionality of SAP R/2 in an open, three-tier, client/server architecture, and quickly became the category leader in ERP systems. We believe that SAP R/3 not only improved manufacturing efficiency but also such processes as distribution, finance, sales, procurement, inventory, and human resources. In the years following the introduction of SAP R/3, we also introduced several new business software applications and enhanced existing products to operate independently of SAP R/3.
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
        In 1999, we introduced the mySAP.com e-business platform. This Internet-based platform not only linked together disparate business functions but also enabled collaboration among different organizations. As a result, it enabled organizations to participate in a larger collaborative community of customers, suppliers, and partners, which could shift functions and responsibilities as needed.
        In 2002, we renamed mySAP.com into mySAP Business Suite. mySAP Business Suite is a family of powerful business solutions that help organizations manage their entire value chains across extended business networks. mySAP Business Suite is designed to allow organizations to excel in a business environment that requires rapid adaptation to changing business conditions.
        In 2003, we announced SAP NetWeaver, our open integration and application platform. SAP NetWeaver is designed to lower our customers’ total cost of information technology (IT) ownership by allowing easy integration of key business processes. In addition, we announced the successor to SAP R/3 called mySAP ERP. mySAP ERP provides organizations with a complete enterprise resource planning solution that can be extended through the addition of other SAP solutions, such as mySAP CRM, mySAP SCM, and mySAP SRM. mySAP ERP is part of the mySAP Business Suite family of solutions and is based on the SAP NetWeaver technology platform.
        Taking into account the growing requirement for increased business flexibility and inter-operability between heterogeneous applications, SAP also announced the third major evolution of the architecture of its solutions. Leveraging the specific capabilities of its SAP NetWeaver technology platform, SAP adapted the principle of service oriented architecture to the specific requirements of enterprise applications, in the form of Enterprise Services Architecture. Enterprise Services Architecture improves the flexibility of SAP’s solutions while lowering their cost of ownership, allows their integration with non-SAP applications and extends the scope of these solutions to new areas of business management.
        In 2004, SAP furthered its commitment to Enterprise Services Architecture by announcing a three year roadmap through which we will deliver increasingly more service oriented solutions to the market annually, until the entire portfolio of our solutions is based upon Enterprise Services Architecture by 2007. A major release of SAP NetWeaver and releases of many SAP solutions based on the NetWeaver platform in 2004 further demonstrated SAP’s commitment to Enterprise Services Architecture.
SAP’s Strategy
        SAP’s business and product strategies have been designed to increase software license sales, segment share, and profitability. These strategies focus on providing solutions composed of software and services that enable our existing customers and prospective customers to increase business performance and flexibility. In addition, we expect to leverage our large customer base to generate license revenues for additional software solutions, which may be offered individually by solution, or collectively as mySAP Business Suite.
        Our product strategy is to extend the range of software applications and solutions that can deliver more value, faster implementation, and better integration. We believe this strategy will allow us to meet the evolving needs of core customers while also reaching new customer segments. As also discussed below, our solutions for the small and midsize business segment are another area of anticipated growth for SAP.
        We believe the systematic deployment of SAP NetWeaver and Enterprise Services Architecture across SAP’s solutions will allow us to pursue this strategy while improving the efficiency of our development and support processes.
        As indicated above, one of the keys to our product strategy is Enterprise Services Architecture, which is SAP’s blueprint for next-generation software solutions. Enterprise Services Architecture has its underpinnings in Web services. Web services are based upon a set of software specifications, or blueprints, designed to make incompatible programs communicate over Internet protocols. Web services have spawned the idea of service oriented architecture, which is a flexible framework for linking a company’s IT systems. These flexible systems permit the creation of business services, or enterprise services, utilizing disparate IT systems that can be accessed by end users. SAP extends the current set of technical standards known as Web Services, with a semantic definition of business elements, and their externalized functionality, known as Enterprise Services. Enterprise Services Architecture is the combination of these two innovation delivering solutions from SAP and others that can interoperate by design, and are based on open industry standard protocols. The focus of SAP’s Enterprise Services Architecture solutions is to allow organizations to leverage existing information technology (IT) assets to enable business processes that have the flexibility to adapt efficiently to evolving business needs. Enterprise Services Architecture combines the reliability and extensive functionality of SAP’s business applications with the flexibility of service oriented architecture. By utilizing the capabilities of the SAP NetWeaver platform, Enterprise Services Architecture allows the integration of SAP, legacy, and third party software into composite applications. These composite applications can be used by an organization to facilitate business innovation.

        SAP’s strategy is to capitalize upon increased acceptance and application of Enterprise Services Architecture to generate new opportunities for growth. We are in the process of enabling our software solutions for services-oriented processing based upon Enterprise Services Architecture. SAP NetWeaver is the technology platform that provides the underlying software infrastructure which enables Enterprise Services Architecture.
        We also seek to develop SAP NetWeaver from a technology platform into a platform for business processes (Business Process Platform). That means the platform will combine infrastructure technology with a portfolio of preconfigured business process modules that customers can adapt for their own needs. The resulting convergence of applications and infrastructure has been termed “applistructure”. Establishing Business Process Platform, and applications powered by it, is designed to allow SAP’s customers the freedom to simplify their own processes and workplaces and to add their own features. To SAP, Business Process Platform if successful would permit us more easily and quickly to combine and configure services to quickly and efficiently build and deliver innovative business solutions. Moreover, if successful we expect it will be simpler to integrate products that independent software vendors build for Business Process Platform with SAP’s own solution offering. These approaches all add up to new potential for revenue and greater profitability for SAP.
        SAP’s roadmap for Enterprise Services Architecture enablement will help our customers prepare for and implement business services across their entire IT infrastructures. It is SAP’s aim to complete the transition of our complete solution portfolio to Enterprise Services Architecture by 2007. That means our goal is for all our applications to run on Business Process Platform by then, starting with mySAP All-in-One in 2006. For two reasons, 2005 is an important year for SAP with regard to our strategy. First, we will ship mySAP Business Suite and almost all of the industry solutions on SAP NetWeaver. Second, SAP will release the first Business Process Platform to some independent software vendors as a beta to test whether it is attractive enough for them as a basis for independent development and to gather experience for subsequent developments. We will also work on demonstrating early customer success through the adoption of the platform’s standardized processes.
        In the services area, SAP Customer Services Network (SAP CSN) provides services to customers from SAP Consulting and SAP Education, which comprise SAP Field Services, as well as from SAP Active Global Support, SAP Hosting, SAP Business Process Outsourcing (BPO), and SAP Custom Development, which comprise SAP Global Services. SAP Global Services and SAP Field Services together make up the SAP Customer Services Network (SAP CSN). The strategy is for SAP CSN to maintain 15%-20% of the overall SAP-related service revenues, with the remainder to be provided by SAP’s global network of independent certified business partners. For that reason, SAP CSN focuses on the ramp-up of SAP solutions, integration architecture and quality assurance.
        The ramp-up process used for the market introduction of all SAP solutions aims at ensuring strict quality and process control, fast market introduction of new solutions, and low risk to customers of new solution adoption.
        SAP intends to primarily pursue organic growth. In addition, we view the acquisition of companies as a key element of future growth. In particular, we intend to acquire selected companies with the specific aims of strengthening our geographic reach, broadening our offering in particular industries and complementing our technology portfolios.
        Four strategic priorities for 2005 — The Executive Board has set four strategic priorities for SAP in 2005.

•	We will focus on revenue growth and, in particular, on growth in software sales.

•	We will focus on establishing ourselves as a leading player in the applistructure arena. We will seek to develop SAP NetWeaver from a technology platform into a platform for business processes

(Business Process Platform). It is our aim to complete the transition of our complete solution portfolio to Enterprise Services Architecture by 2007, which means that our goal is for all of SAP’s applications to run on Business Process Platform by then.

•	In the small and mid-market segments, we want to extend our position as a leading supplier of solutions for these segments.

•	Internally, we want to ensure that we operate as effectively and efficiently as possible so that we have more freedom to invest.

SAP Product and Service Portfolio
        SAP offers the following products and services:

Products
        We license components of our software solutions on an individual user basis. Licenses may be issued for individual solutions or for mySAP Business Suite, which is described below. In addition to the user licenses for a solution, certain specialized functionality that is not user-specific may be licensed separately as one of our software engines.

*	For installed Customer Base
Applications
mySAP Business Suite
        mySAP Business Suite is a family of business solutions that aims at enabling organizations to manage the entire value chain across business networks. Each solution is available individually or in combination with other solutions, and each is based on the SAP NetWeaver integration and application platform. As a result, mySAP Business Suite solutions allow organizations to adapt quickly and remain flexible when faced with changing business conditions. In addition, mySAP Business Suite solutions aim at reducing total cost of ownership (TCO) and streamline the management of an organization’s overall information technology infrastructure. Because of their flexible platform, mySAP Business Suite solutions may be deployed on a variety of computer hardware types and software operating systems.

        mySAP Business Suite consists of the following SAP solutions:
          mySAP Customer Relationship Management (mySAP CRM)

mySAP CRM helps organizations manage virtually every aspect of their relationships with customers. It includes a complete set of capabilities that help maximize the value delivered to and the value derived from customers throughout the customer interaction cycle.

Key functions of mySAP CRM include support for sales, marketing, channel management, interaction center, and service management. In addition, mySAP CRM offers analytics that allow an organization to leverage customer data for better and quicker business decisions. Through these capabilities, mySAP CRM continuously enhances an organization’s ability to:

• identify and engage potential customers;

• perform business transactions with customers;

• fulfill individual customer needs as contracted; and

• provide after-sales care such as customer service and product maintenance.
          mySAP ERP

mySAP ERP is an enterprise resource planning (ERP) solution that aims at enabling organizations to run their core business functions, including analytics, human resources, financials, operations, corporate services, and planning. The solutions formerly sold under the names mySAP Financials and mySAP Human Resources have been renamed mySAP ERP Financials and mySAP ERP Human Capital Management, respectively. They are components of mySAP ERP. mySAP ERP runs on the SAP NetWeaver technology platform.

mySAP ERP addresses customer needs for an expandable enterprise resource planning environment. As such, it is available as an individual solution or as a part of mySAP Business Suite. Customers can upgrade from mySAP ERP to the full mySAP Business Suite — either in a single step or incrementally as their business needs change. As a result, mySAP ERP offers a path to the more comprehensive business solutions suite.

The following capabilities are integrated into mySAP ERP:
                     mySAP ERP Financials

mySAP ERP Financials is a finance, analytics, and accounting solution that is designed to help organizations handle financial transactions and process and interpret financial and business data. In addition, it aims at helping organizations achieve efficient management of profitability, business performance, and growth. It also is designed to enable organization-wide control over the business information that is essential to strategic and operational decision-making. This includes the ability to track financial accounting data within an international framework of multiple companies, organizations, languages, currencies, and books of accounts.

Key functional areas of mySAP ERP Financials include general ledger, special purpose ledger and subledger, cost management, and profitability analysis.
                     mySAP ERP Human Capital Management (mySAP ERP HCM)

mySAP ERP HCM is designed to provide comprehensive tools to help an organization optimize its investment in its employees. It aims at supporting human resources professionals in managing employee capabilities all the way down to the line-management level. It also combines strategic human capital management features with workforce analytics. In addition, its employee transaction management capabilities aim at allowing an organization to streamline a wide range of essential HR transactions and processes, including compliance with global regulatory requirements.

Key functional areas of mySAP ERP HCM include administration, payroll, benefits, legal reporting, online recruiting, blended learning, organizational management, compensation, manager self-services, employee collaboration, and workforce analytics.

          mySAP Product Lifecycle Management (mySAP PLM)

mySAP PLM is designed to help organizations manage the complete life cycle of a product, from initial concept, through design and engineering, production, product change management, and service and maintenance. It aims at allowing organizations and their suppliers to collaborate in such key processes as engineering, custom product development, and the management of projects, assets, and quality.

Key functional areas of mySAP PLM include product, project, and portfolio management; research and development (including: development collaboration and quality engineering); life-cycle data management; and corporate services (including audit management, emissions management, and environment, health and safety). mySAP PLM runs on the SAP NetWeaver integration and application platform.

We believe that mySAP PLM is particularly valuable to industries that require product innovation and rapid product development, such as high-tech, industrial manufacturing, construction, aerospace and defense, and automotive. Process, consumer products, and service industries can also benefit from the functions of mySAP PLM.
          mySAP Supply Chain Management (mySAP SCM)

mySAP SCM is designed to help organizations in their need to become more adaptive in the overall management of materials, information, and profitability within the entire supply chain network. It is designed to support the many processes involved in the sourcing, manufacturing, distribution, and fulfillment of customer requirements. It also helps synchronize and integrate these processes both within an enterprise and among a network of suppliers, customers, and business partners.

Key functions of mySAP SCM include supply chain planning, execution, collaboration, and coordination. Through these functions, mySAP SCM aims at enabling organizations and their partners to easily view inventory levels, orders, supplier and customer allocations, forecasts, production plans, and key performance indicators so that they can work collaboratively toward an efficient supply chain network. mySAP SCM is also designed to support customer process needs for advanced planning, fulfillment, logistics, warehousing, and transportation processes. It is also designed to monitor these processes with sense-and-respond capabilities that can control the execution of supply chain activities, and create alerts in the event of deviation from plans. We believe that this helps an organization react quickly and remain flexible when faced with sudden changes in customer demand or production requirements. mySAP SCM runs on the SAP NetWeaver integration and application platform.
          mySAP Supplier Relationship Management (mySAP SRM)

mySAP SRM is designed to help organizations manage their spending practices to achieve lower costs and higher profitability. It is also designed to help organizations connect their suppliers through automated bidding and procurement processes. It aims at allowing organizations to involve suppliers earlier in the sourcing cycle, so that they can provide more innovative and cost-effective solutions. As a result, it offers immediate insights into spending trends while helping to reduce the cost of goods and services organization-wide.

From strategy to execution, mySAP SRM is designed to cover the full supply cycle, helping organizations optimize supplier selection, increase collaboration, and compress purchasing cycle times. By standardizing key purchasing processes, mySAP SRM helps ensure that all buyers throughout the organization follow established rules and contract pricing guidelines.

mySAP SRM aims at a full integration with other procurement-related business processes, including supply chain management, product life-cycle management, customer relationship management, and ERP. mySAP SRM runs on the SAP NetWeaver integration and application platform.

SAP R/3 Enterprise
        SAP R/3 Enterprise is the final release of SAP R/3, the predecessor of mySAP ERP. Standard maintenance will be provided until March 2009, and extended maintenance will be provided until March 2012.
SAP Industry-Specific Solution Portfolios
        Because different industries have different requirements and business processes, SAP has developed distinct industry-specific solution portfolios that contain tailored versions of mySAP Business Suite solutions. These industry-specific solutions draw on SAP’s extensive experience in serving the unique needs of each of these industries, and are frequently updated based on information derived through our close relationships with customers and various industry groups. We believe our focus on industry-specific solutions gives SAP a unique position in the marketplace over companies that offer “generic” business solutions.
        Our different industry solutions are grouped into six industry sectors as shown below:

Process Industries	Services Industries
• SAP for Chemicals	• SAP for Media
• SAP for Mill Products	• SAP for Logistics Service Providers
• SAP for Oil & Gas	• SAP for Postal Services
• SAP for Pharmaceuticals	• SAP for Railways
• SAP for Mining	• SAP for Telecommunications
• SAP for Utilities
Discrete Industries	• SAP for Professional Services
• SAP for Aerospace & Defense
• SAP for Automotive	Financial Services
• SAP for Engineering, Construction & Operations	• SAP for Banking
• SAP for High Tech	• SAP for Insurance
• SAP for Industrial Machinery & Components	• SAP for Financial Service Providers

Consumer Industries	Public Services
• SAP for Consumer Products	• SAP for Healthcare
• SAP for Retail	• SAP for Higher Education & Research
• SAP for Wholesale Distribution	• SAP for Public Sector
• SAP for Life Sciences	• SAP for Defense & Security

SAP Solutions for Small and Midsize Businesses
        SAP provides a broad range of business solutions for small and midsize businesses, which we define as companies with fewer than 2,500 employees or translated revenue of less than one billion U.S. dollars. In general, the combination of certain criteria will determine the solutions and channel by which our customers purchase and implement SAP solutions. These criteria include:

•	company revenue;

•	the number of employees;

•	standardized versus more sophisticated solutions; and

•	level of desired partner involvement.
We regard the small and midsize businesses segment as consisting of two sub-segments:

•	First, at the lower end of the segment, are those organizations that require pre-packaged business solutions, and

•	Second, at the higher end of the segment, are those organizations that require more sophisticated solutions.
Based on this segmentation, SAP’s solution offering for the small and midsize businesses segment consists of:

•	two families of solutions (mySAP All-in-One and SAP Business One) that are specifically designed for small and midsize businesses. Both offerings provide integrated solutions that are designed for quick implementation and priced for the small and mid-market segments. They are targeted primarily to independent small and midsize businesses, but are also of interest to subsidiaries of larger corporations in which the corporate level applications are SAP solutions. SAP serves these solutions to the small and midsize businesses segment through a network of approved SAP business partners. SAP also collaborates with partners such as IBM, HP, American Express, and Dell, leveraging the distribution models of these companies to extend the customer and channel reach of mySAP All-in-One and SAP Business One solutions worldwide.

•	my SAP Business Suite solutions which are predominantly delivered through SAP’s direct sales and support organization.
The features of the SAP solutions for the small and midsize businesses market include:
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
          SAP Business One

SAP Business One is an easy-to-use business management software solution designed specifically for small and midsize organizations that aims at enabling emerging businesses to streamline their operational and managerial processes and gain better control of their organizations. Through its intuitive user interface, SAP Business One helps deliver on-demand access to critical real-time information. In addition, it supports standard horizontal (non-industry specific) business processes such as financial management, warehouse management, purchasing, inventory management, payment, and sales force automation. SAP Business One targets organizations with up to 250 employees, and is based on the technology gained through SAP’s 2002 acquisition of TopManage.

          mySAP Business Suite

In addition to mySAP All-in-One and SAP Business One, many small and midsize businesses organizations find that mySAP Business Suite offers scalable solutions that fit their requirements and budgets. These organizations are served predominantly through the SAP direct sales organization.

In particular, mySAP ERP offers small and midsize businesses a complete enterprise resource planning solution that can be readily expanded to include extended capabilities — including the capabilities of other mySAP Business Suite solutions such as mySAP CRM, mySAP SCM, mySAP PLM, and mySAP SRM.
SAP xApps
        In 2002, we announced xApps, a new breed of applications. SAP xApps are stand-alone packaged composite applications that integrate with customers’ existing business applications and infrastructure in order to create more value from those applications and infrastructure. SAP xApps are designed for SAP NetWeaver.
        xApps are designed to deliver innovative business processes and specific business benefits derived from the Enterprise Services Architecture approach. The first xApp introduced by SAP was SAP xApp Resource and Portfolio Management (xRPM). xRPM is designed to be a comprehensive project and portfolio management application that unifies business processes with relevant heterogeneous analytic information. By doing so, it aims at helping ensure the effective allocation of human and financial resources to initiatives that are most important to the business, and engenders process and product innovation by enabling best practices. As with the rest of the xApp portfolio, xRPM is a composite solution that is delivered with the necessary pre-built, services-based integration to various desktop, human resources, financial, and project management systems.
        Other SAP xApps currently available include SAP xApp Global Trade Services (SAP GTS), SAP xApp Emissions Management (SAP xEM), SAP xApp Product Definition (SAP xPD), SAP xApp Cost and Quotation and Management (SAP xCQM), and SAP xApp Integrated Exploration and Production (SAP xIEP). SAP software and consulting partners can also develop “xApp certified” packaged composite applications.
SAP Solutions for Mobile Business
        SAP Solutions for Mobile Business are designed to allow users of mySAP Business Suite to access required business processes through standard mobile business solutions. SAP currently delivers the following standard mobile solutions: SAP Mobile Sales, SAP Mobile Service, SAP Mobile Asset Management, SAP Mobile Time and Travel, SAP Mobile Direct Store Delivery, and SAP Mobile Procurement. These applications run in an “occasionally-connected” mode, which allows users to run their business processes with or without a network connection. The underlying technology which enables this capability is SAP Mobile Infrastructure, one of the components of SAP NetWeaver.
SAP Packaged Solutions
        SAP packaged solutions comprise predefined combinations of applications, components, services, and content aimed at solving industry-specific business issues. They feature pre-configured SAP applications and predefined implementation service offerings, and are designed to mitigate risk and deliver faster, more predictable return on investment for midsize organizations with limited IT budgets and resources.
        SAP packaged solutions are delivered by SAP Consulting or SAP services partners, using accelerated implementation methodologies to help customers achieve a quick return on investment.

SAP NetWeaver
        The technical foundation of our Enterprise Services Architecture is referred to as SAP NetWeaver. As discussed above under “— Strategy”, SAP NetWeaver is an integration and application platform and thus is designed to enable customers to integrate and process business information from disparate SAP or non-SAP sources in a variety of ways.
        SAP NetWeaver incorporates flexible Web services-based integration capabilities in a unified platform. SAP NetWeaver aims at making it easier for customers to link both non-SAP and SAP applications to work together. SAP NetWeaver is based on multiple industry standards and aims to be fully interoperable with two other platforms: Microsoft.NET and IBM WebSphere (J2EE). By doing so, SAP NetWeaver also aims at making it easier for customers to evolve into a more flexible technology architecture while containing costs.
        We believe that through its ability to integrate data, user interface and processes from different applications, SAP NetWeaver gives customers new ways of making use of all their current application investments while also allowing them to create new applications that are composed of components from older, pre-existing applications.
        These applications are called composite applications and are designed to allow customers to organize multiple applications into an automated business process. In addition, they allow customers to gather data from multiple SAP and non-SAP applications and create a single, unified view for making better business decisions.
        Because of its open platform design, we believe that SAP NetWeaver will permit customers to reduce the total costs of ownership of all their total IT landscape. Sales for SAP NetWeaver in 2004 as a standalone platform were not significant as it is a value-added component of our products, and the majority of our existing customers will receive SAP NetWeaver as an upgrade to their current software packages. We believe that SAP NetWeaver will make it easier and more appealing for customers to upgrade older SAP applications and implement new SAP NetWeaver based ones.
        SAP NetWeaver currently includes the following components:
          SAP Business Intelligence (SAP BI)

SAP Business Intelligence is an information management component that includes a business intelligence platform, a set of data management tools, which we believe is comprehensive, and enterprise data warehousing capabilities. It is designed to enable organizations to access, analyze, and disseminate relevant and timely information. Key features of SAP Business Intelligence include data warehousing, online analytical processing of information, report design and creation, and business planning and simulation capabilities, as well as comprehensive data models for a variety of applications and industries.
          SAP Enterprise Portal (SAP EP)

SAP Enterprise Portal is a user-focused, Web-based solution designed to promote collaboration, speed information sharing, improve decision making, and enhance productivity. SAP EP brings together tools that include an open portal infrastructure, knowledge management for organizing, the ability to search and publish unstructured information, and real-time, team-based collaboration tools.

SAP EP is designed to allow a wide range of users to access simultaneously many types of information and applications, including SAP, third-party, and legacy applications; databases and data warehouses; document repositories and desktop files; and collaboration and groupware tools. — This access is achieved through a unified and personalized user interface.

SAP EP also includes patented “Drag and Relate” technology that aims at allowing users to access information from diverse software applications and data sources without the user experiencing any negative effects associated with using diverse sources. Packaged business content available with SAP EP allows faster deployment of portal-based business processes while reducing the need for custom software code development.
          SAP Exchange Infrastructure (SAP XI)

SAP Exchange Infrastructure is designed to provide open integration technologies that support SAP and non-SAP software components working together, whether those solutions are being run by the same or different organizations.
          SAP Mobile Infrastructure (SAP MI)

SAP Mobile Infrastructure is the foundation for all SAP solutions for mobile business. It provides an open and secure platform that permits mobile computing users to access software and data — in either a connected or disconnected mode.
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
          SAP Auto-ID Infrastructure (SAP Auto-ID)

The SAP Auto-ID Infrastructure is a component of the SAP NetWeaver platform that utilizes real-time Radio Frequency Identification (RFID) data by converting it to human-readable business information, and automating all associated transactions and processes. RFID is a technology that incorporates the use of certain radio frequencies to uniquely identify an object, animal, or person. SAP Auto-ID provides the ability to manage large volumes of streaming RFID data, manage Electronic Product Code (EPC) number creation and commission RFID tags for items to be identified. It also allows integration of high-volume RFID data with back-end business processes.

SAP Auto-ID includes features and functions to pick, pack, receive, track, and trace inventory, promoting improved inventory visibility, high-responsive replenishments, and improved returns and claims management.
          SAP Web Application Server (SAP Web AS)

SAP Web Application Server is the application platform of SAP NetWeaver. It is designed to allow an organization to gain more value from its existing IT assets by permitting the organization to deploy flexible solutions and develop new applications based on existing applications. It is also designed to facilitate the creation of Web-based services. This flexibility supports the exchange of data between different organizations, and the creation of business applications and processes that incorporate solutions from multiple entities’ IT systems with which the customer interfaces in its business.

Services
        In addition to its software solution portfolio, SAP provides comprehensive service offerings that include consulting and education, which comprise SAP Field Services, and support services, hosting, business process outsourcing (BPO) and custom development, which comprise SAP Global Services. SAP Global Services and SAP Field Services together make up the SAP Customer Services Network (SAP CSN).
        Delivered by SAP and its partners, these services focus on a customer’s unique business requirements. In addition, they aim at helping customers optimize the benefits, cost, and return on investment in SAP solutions and related technologies.
        As of December 31, 2004, 13,673 SAP employees were providing consulting, support, and training services.
Field Services
        SAP Field Services includes the following business areas:
          SAP Consulting

SAP Consulting offers consulting, implementation, and optimization services that aim at minimizing risk and maximizing the return on an organization’s investment in SAP software.

SAP Consulting brings together SAP specialists, SAP product development professionals, and certified partners to provide a single point of contact for customers seeking assistance with their SAP solutions at every phase of the solution life cycle. SAP Consulting offers the delivery of consistent services and methodologies at customer locations around the world.

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
          SAP Education

SAP Education provides training required to assist SAP customers and partners in maximizing the benefits attained from SAP systems. SAP Education services include education needs analysis, education delivery, assessment and certification, and continuous improvement.

SAP Education’s curriculum includes approximately 300 different courses, ranging from overview courses to expert courses. These courses are offered in more than 18 languages at more than 80 training centers worldwide, with more than 250,000 course participants per year.

Global Services
        SAP Global Services includes the following business areas:
          SAP Active Global Support

SAP Active Global Support offers a broad range of services to cover planning, implementation, operations, upgrades, and continuous improvement.

SAP Active Global Support aims at ensuring the optimum performance of customers’ SAP solutions and the maximum benefit to their business. For example, SAP experts advise customers on choosing and deploying the support structures and processes that best meet their needs. In addition, these experts can resolve system issues before the customer’s system goes “live.” As a result, customers benefit from optimized system performance.

Once a customer’s SAP solution is up and running, support and maintenance continue with help-desk services, online monitoring, remote maintenance, and on-site assistance. SAP Active Global Support can help customers spot bottlenecks, plan resources, and migrate to new releases and technologies.
          SAP Hosting

SAP Hosting aims at allowing organizations to move to SAP software solutions quickly, easily, and cost effectively. Its services include:

•	Application hosting: Provides infrastructure, implementation, operational, and ongoing support for selected applications that can be accessed by the customer through a Web browser.

•	Marketplace hosting: Includes hosting of marketplaces, private exchanges, auction sites, and specific, customized applications.

•	Application service provider (“ASP”) solutions: Combine software, infrastructure, service, support, and rapid implementation for turnkey solutions. These solutions are delivered to customers as services from a single provider. With ASP solutions, customers do not obtain a perpetual license, but subscribe to the application service for a periodic fee.
          SAP Business Process Outsourcing (BPO)

In addition to its traditional direct license model and reseller channels, SAP engages with leading Business Process Outsourcing (BPO) providers that base the provisioning of their services to end customers on SAP solutions. These BPO providers typically enter into a global partner agreement with SAP that includes a term license permitting the use of SAP solutions in selected markets to support and augment various business services provided to the end customer, such as outsourced human resources services. As part of the license grant to a BPO provider, SAP seeks to have the SAP solutions branded as “Powered by SAP”. SAP does not offer BPO services itself, but contributes to the successful BPO-deployments of its customers and partners through marketing, pre-sales, and partner management as well as implementation and quality-assurance support.
          SAP Custom Development

SAP Custom Development (formerly known as SAP Global Custom Development Services) aims at delivering custom designed solutions to solve a customer’s unique business needs. SAP Custom Development’s service portfolio includes not only full-scale custom development projects, but also spot-services such as custom development strategic planning, project management, and quality and risk assessment services for those customers that may already have development teams at hand. The services portfolio also includes continuous improvement services, such as maintenance, to ensure the long-term health of our customers’ custom-developed solutions, as well as SAP Modification Clearing for those customers who are ready to remove existing software modifications as they move to newer releases of SAP software.

Seasonality
        As is common in the software industry, our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2004, 2003 and 2002 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.
Business by Region
        We operate our business in three principal geographic regions, namely EMEA, which represents Europe, Middle East and Africa, the Americas, which represents both North America and Latin America, and Asia-Pacific, which represents Japan, Australia and parts of Asia. We allocate revenue amounts to the region in which the customer is located. See Note 33 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

        The following table sets forth, for the years indicated, the total revenue attributable to each of our three principal geographic regions:

	2004	2003	2002

	(in € millions)
Germany	1,780.1	1,670.3	1,654.1
Rest of EMEA	2,443.4	2,299.6	2,394.1

Total EMEA	4,223.5	3,969.9	4,048.2

United States	1,893.7	1,736.0	1,969.7
Rest of Americas	530.1	480.2	531.9

Total Americas	2,423.8	2,216.2	2,501.6

Japan	387.4	441.5	485.9
Rest of Asia-Pacific	479.8	397.0	377.1

Total Asia-Pacific	867.2	838.5	863.0

Total revenue	7,514.5	7,024.6	7,412.8

        EMEA. Approximately 56.2% of our 2004 total revenue was derived from the EMEA region compared to 56.5% in 2003. After a stalled revenue growth in 2003, we reached a significant revenue growth of 6.4% to €4,223.5 million in 2004 in the EMEA region. Also in Germany, SAP’s home country, we were able to resume higher revenue increases of 6.6% to €1,780.1 million from 2003. Approximately 42.1% of revenue for the EMEA region in 2004 was derived from Germany which is stable compared to 2003. The remainder of the revenue for the EMEA region in 2004 was derived primarily from the United Kingdom, Switzerland, France, Italy and the Netherlands. The number of our employees in the EMEA region increased by 3.9% from 20,428 at December 31, 2003 to 21,230 at December 31, 2004. In Germany, the number of our employees increased by 4.1% to 14,023 at December 31, 2004 compared to 13,475 at December 31, 2003. See “Item 6. Directors, Senior Management and Employees — Employees.”
        Americas. Approximately 32.3% of our 2004 total revenue was derived from the Americas region compared to 31.5% in 2003. Revenues increased from 2003 to 2004 by 9.4% to €2,423.8 million. Revenue from the United States in 2004 was €1,893.7 million, representing approximately 78.1% of SAP’s total revenue for the Americas region compared with €1,736.0 million and 78.3% of SAP’s total for the Americas region for 2003. This equals an increase of 9.1%. Exchange rate fluctuations in favor of the euro had a particularly strong negative impact on revenue figures for the Americas region. SAP’s United States subsidiary reflected a 19.3% revenue growth figure on a constant currency basis. Also in the remaining Americas regions currency translation effects had a strong impact on revenues growth. On a constant currency basis, SAP’s revenue for the Americas region excluding the U.S. increased 18.0% from 2003 to 2004. The non-U.S. countries of the Americas region recorded total revenues of €530.1 million, a 10.5% increase from 2003. Most non-U.S. revenue for the Americas region was derived from Canada, Brazil, Mexico, Venezuela, Argentina, and Chile. The number of employees in the Americas region increased by 10.2% from 6,080 at December 31, 2003 to 6,703 at December 31, 2004.
        Asia-Pacific. Approximately 11.5% of our 2004 total revenue was derived from the Asia-Pacific region, compared to 11.9% in 2003. In 2004, SAP’s revenue for the Asia-Pacific region was derived primarily from Japan, Australia, India, China, South Korea and Singapore. Our revenue in the Asia-Pacific region increased from 2003 by 3.4% to €867.2 million in 2004. Revenue attributable to Japan decreased €54.1 million, or 12.3% from €441.5 million in 2003 to €387.4 million in 2004, and accounted for 44.7% of total revenues in the Asia-Pacific region. Exchange-rate fluctuations negatively influenced the revenue decline in Japan from 2003 to 2004. On a constant currency basis, revenues derived in Japan decreased by 9.9% from 2003 to 2004. In the rest of the Asia-Pacific region, total revenue increased 20.9% from 2003 to 2004 (24.9% increase on a constant currency basis). In the Asia-Pacific region, the number of employees increased by 30.1% from 3,743 as of

December 31, 2003 to 4,869 as of December 31, 2004, which is mainly due to the expansion of our research and development facilities in India and China.
Software Revenue by Solution
        In 2001 we began to allocate software revenues to specific software solutions for internal reporting purposes. These allocations include revenues from contracts for specific solutions and for integrated solution contracts, which are mostly allocated based on the results of usage surveys provided by our customers for solutions that are licensed in a suite of business solutions. Such surveys reflect the customer’s expected use of the various solutions within their integrated contract, although customers’ actual use may differ from their expectations at the time they complete the surveys. We are only able to monitor the total number of seats deployed but we have no ability to monitor differences between a customer’s actual use of the specific software solutions and the usage reported in the surveys. Nevertheless, we allocate revenues for internal purposes, based upon the number of users and user type by solution as specified in the initial customer surveys. Revenues recognized are allocated to each applicable solution based upon weighted average values per solution resulting from the number of each user type per solution, as provided by the customer, multiplied by the respective price per user type as set forth in our standard price list. We then allocate the recognized revenue for the software license based upon each solution’s weighted average values. The remainder of revenues, which relate to R/3, industry solutions and software engines are specifically identified in the license if applicable, and are allocated to the specific software solutions at fixed ratios based upon the functional capabilities to which they relate. This methodology is applied to each individual mySAP Business Suite and mySAP ERP contract. Although we believe this methodology of allocating revenue to specific software solutions is reasonable, and we apply this methodology on a consistent basis, there can be no assurance that such calculated amounts reflect the amounts that would result had we individually licensed each specific software solution.

	2004	2003	2002

	(in € millions)
ERP	990.0	801.2	927.0
SCM	480.0	477.1	464.0
CRM	501.0	440.1	473.0
PLM	166.9	156.1	168.0
Business Intelligence/ Enterprise Portal/SRM/Marketplaces	n/a	273.1	259.0
SRM	147.1	n/a	n/a
Other	76.0	n/a	n/a

Total software revenue	2,361.0	2,147.6	2,291.0

        Beginning in 2004, we changed our usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including Business Intelligence and Portals, since all technology components are now integrated with SAP NetWeaver. Accordingly, prior year comparable figures are not available for certain solutions using the new method.

Revenue by Industry Sector
        We identified six industry sectors in order to focus our product development efforts on the key industries of our existing and potential customers and to provide best business practices and specific integrated business solutions to those industries. We allocate our customers at the outset of an initial arrangement to an industry. All subsequent revenues from a particular customer are recorded under that industry sector for that customer. The following table sets forth the total revenues attributable to each industry sector for the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002

	(in € millions)
Process Industries	1,469.1	1,381.3	1,537.0
Discrete Industries	1,807.9	1,659.4	1,764.1
Consumer Industries	1,349.8	1,243.8	1,299.7
Service Industries	1,673.9	1,664.5	1,765.9
Financial Services	519.1	474.1	514.8
Public Services	694.7	601.5	531.3

Total revenue	7,514.5	7,024.6	7,412.8

        Consistent with the overall growth in software and maintenance revenues, revenue from all sectors increased from 2003 to 2004. Revenues from the discrete industries sector rose the most, resulting in an overall increase of that sector’s revenue compared to total revenue of approximately 0.5%. As in 2003, the service and discrete industries generated the most revenue in 2004.
Sales, Marketing and Distribution
        SAP AG primarily uses its worldwide network of subsidiaries to market and distribute SAP’s products and services locally. Those subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary acquires the right to sublicense SAP AG’s products to customers within a specific territory and agrees to provide primary support to those customers. Under these agreements, the subsidiaries retain a certain percentage of the revenue generated by the sublicensing activity. We began operating in the U.S. in 1988 through SAP America, Inc., a wholly owned subsidiary of SAP AG. Since then, the U.S. has become one of our most important geographic regions. In certain countries, we have established distribution agreements with independent resellers rather than with subsidiaries, particularly with regard to the SAP Business One and mySAP All-in-One solutions.
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
        We supplement certain of our consulting and support services through alliances with hardware and software suppliers, systems integrators and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the alliance partner ranges from pre-sales consulting for business solutions to the implementation of our software products to project management and end-user training for customers and, in the case of certain hardware and software suppliers, to technology support.
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
Partnerships, Alliances and Acquisitions
        Partnerships and strategic alliances are a key element of our efforts to broaden the solutions and services offered to SAP customers. SAP’s close collaboration with partners across the life cycle of a customer solution is a key element in enhancing customer satisfaction. We characterize our partnerships and strategic alliances into eight categories that together constitute what we refer to as the SAP Partner Services Network. Within most categories, our partners may achieve the status of a local or global partner. We expect our alliance partners to provide customers with joint strategic solutions. Our partners generally have a strong position in a particular line of business or cross-industry and complement the range of SAP solutions in these areas. The partner categories are: Services Partners, Technology Partners, Software Partners, Hosting Partners, Business Partners, Content Partners, Education Partners and Support Partners. Our partner network includes more than 1,500 companies across all partner categories.
        SAP has entered into agreements with a number of leading software, technology and services companies to cooperate and ensure that certain of the software, technology and/or services, products and solutions offered by such suppliers complement SAP’s software products.
        As discussed in Note 4 in “Item 18. Financial Statements,” on March 23, 2004, as part of our efforts to further integrate our global IT-consulting capabilities, we announced our intention to bid for all the outstanding shares of our then 70.03% owned and fully consolidated publicly traded subsidiary, SAP Systems Integration AG (SAP SI). From March 23, 2004 through August 2004, we acquired 7.7 million shares of SAP SI for cash increasing our ownership interest to 91.6%. In addition, effective October 1, 2004, SAP SI sold all of its interests in its wholly-owned subsidiaries SAP Systems Integration America Holding, Inc. and SAP Systems Integration (Schweiz) AG to other entities within the SAP Group. We believe the acquisition of the additional shares of SAP SI and the reorganization of that entity will help us strengthen our global capabilities for IT-strategy consulting offerings in the future. SAP SI, which remains a publicly traded entity, entered into cooperation agreements with several other German entities of the Group in late 2004 to further strengthen their cooperation in the areas of consulting and hosting.
        As discussed in Note 35 in “Item 18. Financial Statements,” the strategic alliance with Commerce One that we had entered into in 2000, expired in 2003, although certain terms of the strategic alliance agreement, as amended, survived expiration. The strategic alliance was focused on jointly delivering next-generation e-business marketplace solutions for the Internet economy. The agreement was amended in September 2003 to provide for various support and transition efforts in connection with the expiration.
        Our shareholdings in Commerce One were not impacted by the expiration of the strategic alliance agreement. Transactions with Commerce One, which filed for bankruptcy in 2004, were immaterial in 2004 and are expected to continue to be immaterial in subsequent periods. The carrying value of our investment in Commerce One was zero as of December 31, 2004 and 2003 due to the recognition of an other than temporary impairment charge and continued application of the equity method of accounting in 2002. See additional discussion under Note 4 and 16 of “Item 18. Financial Statements,” and “Item 5. Operating and Financial Review and Prospects — Operating Results.”
        We are not aware of any public takeover offers by third parties with respect to our shares that have occurred in 2004 or prior.
        In January 2005, we acquired TomorrowNow, a maintenance provider for PeopleSoft applications based in Bryan, Texas. We believe this acquisition of one of the leading support and maintenance provider of PeopleSoft products will allow us to further strengthen our position in the US market. See also Note 37 in “Item 18. Financial Statements”. In February 2005, we purchased DCS Quantum, a vehicle dealer business management system, from DCS Automotive, a subsidiary of United Kingdom-based DCS Group PLC. We believe the purchase of DCS Quantum will enable us to expand our software offering in automotive sales and service and we will integrate DCS Quantum into the SAP for Automotive industry solution set as SAP Dealer Business Management. Based on mySAP ERP, the solution is designed to enable vehicle importers, distributors, dealer groups, and independent dealers to improve sales and service processes and to achieve more effective collaboration with business partners and vendors.
        On February 28, 2005, we entered into a definitive merger agreement to acquire all of the outstanding shares of Retek, Inc. (“Retek”), a provider of software solutions and services to the retail industry, for US$8.50 per share. The aggregate purchase price, including the cash settlement of Retek’s outstanding share-based awards and net of cash acquired, was expected to be approximately US$394 million. On March 8, 2005, Oracle Corporation (“Oracle”) made a hostile tender offer to acquire Retek’s outstanding shares at a price of US$9 per share and announced that it had accumulated approximately 10% of Retek’s outstanding shares already. On March 17, 2005, we increased our offer to US$11 per Retek share and Oracle increased its offer to US$11.25 per share. On March 22, 2005, we indicated that we would not provide an increased offer for Retek’s outstanding shares. Retek then terminated the definitive merger agreement with us and we withdrew our tender offer for Retek.
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
        We have and continue to license numerous third party software products that we incorporate into our existing products. The termination rights and term of these agreements vary. We try to protect us in the respective agreements by defining certain rights in case such agreements are terminated. The termination rights and terms of each license agreements vary, but the various protections generally include receiving maintenance for a certain period of time after termination, the right to distribute the then-current software release for a certain period of time after termination and the right to transfer the relevant intellectual property to SAP if we desire. In many cases we agree on an escrow for the term of the agreement to allow us to provide maintenance in case we are unable to retain it from the third party licensor.
        In 2004, as part of SAP’s alliance with Microsoft Corp., which started more than ten years ago, the two companies entered into a patent cross-license agreement to provide a better environment for joint technical collaboration and solutions development.
Internal Risk Management Policies and Procedures
        We believe we have a system comprising multiple mechanisms across the SAP group to recognize and analyze risks early and respond appropriately. These mechanisms include recording, monitoring and controlling internal enterprise processes and business risks using internal reporting functions, a number of management and controlling systems and a planning process that is uniform throughout our group. We have created standard documentation of key business processes of SAP AG and all of its major subsidiaries, which are routinely assessed and tested by dedicated “process champions” as well as our Global Internal Audit Services (GIAS) function as to their design and operating effectiveness to mitigate typical risks inherent in such processes in line with both German and U.S. requirements. SAP’s Principles of Corporate Governance, ratified by our Executive Board and our Supervisory Board at the end of 2001 and updated in August 2002 and March 2004, constitute a further component in the system. They comprise, among others, standards and guidelines for the work of the Executive Board and Supervisory Board, and for the cooperation between them. In addition, SAP promptly started to implement various additional measures to comply with requirements under the Sarbanes-Oxley Act. Amongst other measures, we established a Disclosure Committee, whose main task is to monitor the timing and content of information released to the financial markets. For further information on the measures we have implemented relating to the Sarbanes-Oxley Act, please refer to “Item 6. Directors, Senior Management and Employees” and “Item 15. Controls and Procedures.” Further elements of the system include a corporate-wide Code of Business Conduct which was formalized in 2003, comprehensive published reports and the work of the Supervisory Board in monitoring and controlling the Executive Board. In early 2003, we created a central dedicated Corporate Risk Management function along with a global network of risk management practitioners tasked to consolidate and enhance SAP’s various existing risk management activities in accordance with a corporate-wide uniform methodology. Pursuant to SAP’s Enterprise Risk Management program, various regular business activities including software development programs, customer implementation projects, internal IT system implementations and a variety of other corporate areas are continuously assessed against a range of predefined generic risk categories identified in a uniform corporate-wide Risk Catalog. Key risk factors identified and tracked via the Enterprise Risk Management program are summarized in “Item 3. Key Information — Risk Factors” in the same risk category structure as established by SAP’s internal risk management reporting system.
ORGANIZATIONAL STRUCTURE
        As of December 31, 2004, SAP AG was the holding company of 88 subsidiaries whose main task is the distribution of SAP’s products and services on a local basis. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.
        The following table illustrates our most significant subsidiaries based on revenues:

	Ownership	Country of
Name of Subsidiary	%	Incorporation	Function

Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales, consulting and training
Rest of Europe/Middle East/Africa
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
Asia/Pacific
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales, consulting and training, research and development
DESCRIPTION OF PROPERTY
        Our principal executive, administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Walldorf and neighboring St. Leon-Rot, Germany, approximately 60 miles south of Frankfurt/ Main. The number of workplaces at this combined location expanded by approximately 1,000 during 2004 to approximately 13,000 through increased occupancy and conversion of internal training rooms. The ongoing hiring activities at our owned development and support location in India involved capital expenditures in 2004 of €5 million for further expansion. We spent €4 million in 2004 to complete a customer support building in Ireland, which is now fully functional.
        In 2005, we will commence construction activities at the locations Walldorf and St. Leon-Rot, where two new buildings with workplace capacities of 1,700 and 800, respectively, will be added. We currently estimate that the related expenses will amount to approximately €160 million, which we intend to finance out of our liquid assets. When construction activities finish, which we expect sometime between early 2006 and early 2007, certain current office leases will be terminated.
        As discussed in Note 30 under “Item 18. Financial Statements”, in 2004, SAP America, Inc. and SAP Properties, its wholly-owned subsidiary, sold a portion of the United States headquarters property in Newtown Square, Pennsylvania, which is partly occupied by SAP Americas, Inc, and partly by other subsidiaries. A portion of the property sold was subsequently leased back with different terms through 2014. The remaining owned property is used for our U.S. headquarters for the Americas and for regional operations for administration, marketing, sales, consulting, training, customer support and research and development.
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
        The location of each of our other facilities in excess of 40,000 square feet, all of which are leased (unless otherwise indicated), is set forth below:

Country, City	Facility Description

Austria, Vienna	Sales, consulting, training, marketing and customer support
Belgium, Brussels	Sales, consulting and training
Brazil, São Paulo	Sales, consulting and training
Bulgaria, Sofia	Sales and development
Canada, Toronto, Ontario	Sales, consulting, training and marketing
China, Shanghai	Research and development
Czech Republic, Prague	Sales, consulting and training
Denmark, Copenhagen	Sales, consulting, training and customer support
France, Paris	Sales, consulting, training and marketing
Germany, Berlin	Research and development, sales and consulting
Germany, Dresden	Consulting and customer support
Germany, Freiberg	Consulting
Germany, Munich	Research and development, sales and consulting
Germany, Hamburg	Sales, consulting and training
Germany, Bensheim	Sales and consulting
Germany, Ratingen	Sales and consulting
Germany, St. Ingbert (owned)	Research and development, sales and consulting
Germany, St. Leon-Rot (owned)	Research and development and customer support
Hungary, Budapest	Sales, consulting, training and customer support
India, Bangalore (owned)	Research and development
Ireland, Dublin	Customer support
Israel, Ra’anana	Research and development, sales and consulting
Italy, Milan	Sales, consulting and training

Country, City	Facility Description

Japan, Tokyo	Sales, marketing and training
The Netherlands, Hertogenbosch	Sales, consulting and training
Russia, Moscow	Sales and consulting
Singapore, Singapore	Sales, customer support and research and development
South Africa, Johannesburg	Sales, consulting, training, customer support, research and development
South Korea, Seoul	Sales and consulting
Spain, Madrid	Sales, consulting, training, research and development and customer support
Sweden, Stockholm	Sales, consulting, training, marketing and customer support
Switzerland, Biel (owned)	Sales and marketing
Switzerland, Regensdorf	Training
United Kingdom, Feltham (owned)	Sales, consulting, training and customer support
United States, Palo Alto, California	Research and development, sales and consulting
United States, Waltham, Massachusetts	Sales, consulting and training
United States, Chicago, Illinois	Sales, marketing, consulting, training and research and development
United States, Newtown Square (owned and leased)	Sales, consulting, training, research and development and customer support
United States, New York	Sales, marketing, and consulting
United States, Foster City, California	Training
United States, Atlanta, Georgia	Sales, marketing, consulting and training
        We believe that our facilities are in good operating condition and adequate for their present and anticipated usage. We are not aware of any environmental issue that may affect the utilization of our current facilities.
CAPITAL EXPENDITURES
        SAP’s capital expenditures for intangible assets and property, plant and equipment, were €212 million for the year ended December 31, 2004 (2003: €270 million, 2002: €309 million). Principal areas of investment during 2004 related to the purchase of computer hardware and other business equipment to support the ongoing increases in employees and global operations. Cars contributed €55 million due to the increased number of eligible employees in Germany. Principal areas of investment during 2003 related to construction of buildings, primarily in Germany and India, and to the purchase of computer hardware to support the increases in employees and global operations.
        During 2005, we expect to spend approximately €100 million for the purchase of computer hardware and other business equipment, approximately €45 million for the purchase of cars, as well as approximately another €120 million to fund the construction of additional facilities and certain leasehold improvements. See also “Description of the Property” above, “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 33 to our consolidated financial statements in “Item 18. Financial Statements,” for further details regarding capital expenditures, including information about capital expenditures by geographic region.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW
        SAP consists of SAP AG and our network of 88 operating subsidiaries and has a presence or a representation in over 120 countries. We operate worldwide and define the following three geographic regions: EMEA, the Americas and Asia-Pacific. We have three lines of business that constitute our reporting segments: products, consulting and training. Furthermore, SAP focuses on six industry sectors, namely process, discrete, consumer, service, financial and public services. For a discussion of our geographic regions and industry sectors, see “Item 4. Information about SAP — Description of the Business — Business by Region,” “— Revenue by Industry Sector,” “— SAP Strategy” and Note 33 to our consolidated financial statements included in “Item 18. Financial Statements.”
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
        At the beginning of 2004, based on our prediction of growth in the economy as a whole and in the IT industry in particular, we set ambitious operational goals for the year with a priority on software revenue growth and a further increase in profitability. Our target was to increase software revenue by 10% over the 2003 number. We expected above-average growth rates in the United States and the Asia-Pacific region with an improvement in the EMEA region over the course of the year. We also expected significant growth of our business with small and mid-market customers.
        In order to meet the goal of increased profitability, we emphasized our intent to continue our stringent cost management measures despite giving priority to growth in 2004. Our goal at the outset of 2004 was to increase our operating margin and we provided guidance that our pro forma operating margin (excluding stock-based compensation and acquisition related changes) would increase by approximately one percentage point from the 27% achieved in 2003.
        In order to achieve the growth in revenue and earnings, we expected increases in headcount and investments in 2004 compared to the previous year, especially in sales, marketing, research, and development. We also expected a significant proportion of the new research and development jobs to be located in countries outside of Germany, such as India and China, without reducing headcount in other locations. We also expected the number of employees to increase in the United States.
        In fiscal year 2004, we achieved our goals for revenue and income growth. Software revenue increased from €2,147.6 million in 2003 to €2,361.0 million in 2004, representing an increase of €213.4 million or 9.9%. Our gross operating margin increased from 24.5% in 2003 to 26.9% in 2004 and our pro forma operating margin increased by approximately 1 percentage point from 27% in 2003 to 28% in 2004. For the year ended December 31, 2004, our revenue and income before income taxes and minority interests were approximately €7,514.5 million and €2,072.6 million, respectively, as compared to €7,024.6 million and €1,776.6 million, respectively, for the year ended December 31, 2003. Net income was €1,310.5 million and €1,077.1 million for the years ended December 31, 2004 and 2003, respectively.

        The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	key factors that impacted our performance;

•	discussion of our operating results for 2004 compared to 2003 and for 2003 compared to 2002; and

•	our outlook for 2005.
        This overview should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”
KEY FACTORS
Global Economic Growth Stronger Than in Previous Years
        After the inertia of 2003, there was noticeably more activity in the global economy in 2004, but some momentum was lost again as the year progressed. Chief among the causes was the second-half deceleration in the United States and China. Nonetheless, 2004 saw approximately 5% real growth in the world economy, according to an analysis by the International Monetary Fund (IMF). That is the best annual rate of growth since 2000. Strong demand in Asia and the United States were the key drivers boosting economic activity.
        Among the key factors in the global economy in 2004 were the high prices for oil and other raw materials, which led to a sustained rise in costs and a significant reduction in disposable personal income. The Organisation for Economic Co-operation and Development (OECD) also sees the oil price as the real brake on economic activity.
        In 2004, the industrialized countries’ contribution to the growth of gross world product (the value of all goods produced and services provided) was slightly smaller than that of the emerging countries. Indeed, growth was remarkably strong in the emerging markets in 2004. For example, the IMF estimates that China’s gross domestic product (GDP) rose at least 9%. The combined economies of eastern Asia grew 5.4% according to the annual “Fall Report” on the state of the global and German economies, published by the six major German economics research institutes. In Japan, the government reported national economic growth of 2.6% for 2004, a slight improvement on the previous year’s 2.5%, but well below observers’ expectations. Late in 2004, the OECD still expected the year’s growth in Japan to be 4%, but these hopes were dashed by a poor fourth quarter. According to the Fall Report, the Russian economy was highly dynamic, with 7% growth in 2004 (2003: 7.3%).
        The OECD’s numbers for the United States economy in 2004 show 4.4% growth; the figure for 2003 was just under 3.0%. The OECD also recorded resuscitated growth in the euro zone in 2004 — albeit at a rather modest level. According to the Fall Report, the increase in economic activity in the European Union in 2004 was 2.4%, whereas only 1% growth was achieved in the year before.
        The OECD’s estimate shows Germany still underperforming in comparison to other European economies, although with economic growth at 1.7% in 2004, Germany’s economy performed better in 2004 than in 2003 when the economy remained flat. While personal spending remained restrained under increasing pressure from fuel costs as the year progressed, advances elsewhere provided a welcome boost for German exporters.
Global IT Industry Stronger Than in 2003
        Research by U.S. investment bank Goldman Sachs showed that, as in the previous year, the information technology (IT) industry lacked impetus worldwide in 2004. Goldman Sachs estimates that in 2004 hardware and software spending was 3% to 4% higher than in 2003, failing to keep pace with the increase in global GDP but improving on the previous year’s 1% to 2% IT spending growth (also a Goldman Sachs estimate).
        According to market researcher Gartner, Western Europe company budgets for IT services were only 0.3% higher than in 2003. Market intelligence specialist IDC believes IT budgets grew 1.5% in Germany. On the other hand, in late November 2004 the German Association for Information Technology, Telecommunications, and New Media (BITKOM) issued results of a membership survey pointing to an increase in IT spending in Germany of 2.5%.
        IT sales were rather livelier in Asia-Pacific than in Europe, in line with the generally more encouraging economic trend in that region. Gartner estimates that IT spending in Asia-Pacific increased 12% in 2004. But at 10%, growth in Japan was weaker than in the rest of the region. Gartner calculates that the United States’ IT spending grew 4% in 2004.
        Toward the end of 2004, the revenue outlook for IT companies began to improve. However, postponed investments from previous quarters were not yet released. Moreover, Oracle Corporation’s prolonged efforts to acquire competitor PeopleSoft, Inc. brought turbulence to the business software arena. AMR Research and Gartner were both of the view that the resultant uncertainty harmed the entire industry — companies were reluctant to spend while confusion reigned about products.
OPERATING RESULTS
2004 Compared with 2003
Total Revenue.
        Total revenue increased from €7,024.6 million for 2003 to €7,514.5 million in 2004, representing an increase of €489.9 million or 7.0%. At constant currencies, total revenues increased by 10%. Compared to 2003, while services revenues also increased moderately, the overall growth in 2004 was primarily driven by product revenues. Both software and maintenance revenues each grew by 9.9% compared to 2003. This growth is in line with what we expected at the beginning of 2004, when we stated that our target was to increase software revenue by 10% compared to 2003.
        We were able to increase our revenues in accordance with our guidance despite the continued rise of the euro exchange rate compared to other major currencies in 2004. Compared to the dollar the exchange rate of the euro evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2003	1.2597
March 2004	1.2292
June 2004	1.2179
September 2004	1.2417
December 2004	1.3538
March 8, 2005	1.3342
        Ultimately the strength of the euro over the year reduced the euro value of revenues generated in other currencies. Foreign currency translation effects from the strengthening value of the euro during the year negatively impacted our total consolidated revenue by €235.8 million in 2004. In 2003, foreign currency translation effects from the strengthening value of the euro during 2003 negatively impacted our total consolidated revenue by €577.3 million.

        The following discussion is based on how we allocate revenues for classification in our consolidated statements of income, which is dependent on the nature of the sales transaction regardless of the operating segment it was provided by:
        Product Revenue. Product revenue, which consists of software revenue and maintenance revenue, increased from €4,716.4 million in 2003 to €5,184.2 million in 2004, representing an increase of €467.8 million or 9.9% (13% on a constant currency basis).
        Software revenue increased from €2,147.6 million in 2003 to €2,361.0 million in 2004, representing an increase of €213.4 million or 9.9%. With the rise of the euro compared to other currencies continuing in 2004, this increase was again impacted by the related negative foreign currency translation effects. On a constant currency basis software revenue grew by 13.3% from 2003 to 2004. The biggest contributor to the software revenue growth in 2004 was the Americas region (and in particular the U.S.) where we accomplished a growth of 23% compared to 2003 (or 25% for the U.S).
        For a summary of software revenue by solution in 2004 see “Item 4. Information about SAP — Description of the Business — Software Revenue by Solution.” Based on orders received versus revenue recognized, the installed customer base accounted for 76% of SAP’s 2004 signed software contracts, with the remaining 24% coming from new customers (74% from installed customer base and 26% from new customers in 2003). As already seen in 2003, we continued to experience an industry-wide trend away from a lower volume of very large contracts to a higher volume of smaller contracts in 2004. In the small and midsize businesses segment, we achieved above-average software revenue growth and strengthened our market position in 2004. On the basis of orders received, 31% of software revenue was from small and midsize businesses, compared to 28% of our software revenue in 2003.
        Maintenance revenue increased from €2,568.8 million in 2003 to €2,823.2 million in 2004, representing an increase of €254.4 million or 9.9%. On a constant currency basis, maintenance revenue grew by 13.3% from 2003 to 2004. With our growing installed customer base, this change in maintenance revenue was primarily due to the growth of software sales throughout 2003 and by the additional software contracts closed during 2004. Accordingly maintenance revenues continued to increase constantly on a rolling four quarter basis. As a significant portion of our software sales are finalized in the last quarter of the year, the trend showing increases in the respective maintenance revenue that follows in subsequent quarters is expected to continue. The biggest contributor to the increase in maintenance revenues based on volume came from the sales region EMEA in 2004. The EMEA region is still the biggest contributor to software sales group wide and in addition, this region had lower foreign currency translation effects compared to other regions.
        Product revenue as a percentage of total revenue increased from 67.1% in 2003 to 69.0% in 2004, driven by the growth in software and maintenance revenues which both increased by 9.9% compared to 2003.
        Service Revenue. Service revenue increased from €2,252.8 million in 2003 to €2,273.0 million in 2004, representing an increase of €20.2 million or 0.9% (4% on a constant currency basis).

        Consulting revenue increased from €1,953.5 million in 2003 to €1,970.6 million in 2004, representing an increase of 0.9%. On a constant currency basis the increase would have been €82.5 million or 4.2%. This growth in consulting revenue resulted mainly from the increase in the consulting work force by approximately 7% in 2004. Despite a modest increase in the number of hours billed to our customers, the price pressure in the market environment that we experienced throughout 2003 continued in 2004 and hence adversely impacted the overall increase in consulting revenues.
        Consulting revenue as a percentage of total revenue decreased from 27.8% in 2003 to 26.2% in 2004, caused by the over-proportional growth of product revenue.
        Training revenue increased from €299.3 million in 2003 to €302.4 million in 2004, or 1.0%. At constant currencies, training revenues increased by 4.3%. As in 2003 there was a continuing trend noted in the customers demand behavior. Customers continued to restrict their spending on employee training courses and structurally, there was a continued shift in our customers’ demand away from traditional classroom training at our regional offices to requesting more customer specific on-site training and e-learning.
Total Operating Expenses.
        Total operating expenses increased from €5,300.6 million in 2003 to €5,496.1 million in 2004, representing an increase of €195.5 million or 3.7%. On a constant currency basis the increase in total operating expenses was €350.8 or 6.6%, which means that foreign currency translation effects from the strengthening value of the euro during 2004 positively impacted our total operating expenses by €155.3 million, compared to a negative impact of €235.8 million on total revenues. In addition, our continued cost management measures throughout 2004 also contributed to the modest overall increase in total operating expenses compared to stronger revenue growth. We believe the increase is mainly attributable to the following:

•	We intentionally increased our sales and marketing expenses in 2004 to support our revenue growth targets. Sales and marketing costs increased by €112.7 million, or 8.0% compared to 2003.

•	Additional use of third parties: In 2004, we significantly expanded the use of third parties in our consulting and research and development departments on an interim basis to support our own resources with an associated increased cost of €33.3 million compared to 2003.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €2,936.6 million in 2003 to €2,968.0 million in 2004, or 1.1%. This moderate increase in personnel expenses was achieved even though the overall headcount increased from 29,610 full time equivalents as per December 31, 2003, to 32,205 full time equivalents as per December 31, 2004, an increase of 7.3%. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in low cost locations. The share of resources in low cost locations increased from 4.9% in 2003 to 8.2% in 2004.

•	The rise in the headcount and overall increase in business activity during 2004 resulted in higher travel expenses compared to 2003.
        As a result of the strong revenue growth and the modest increase in total operating expenses, operating income increased from €1,724.0 million in 2003 to €2,018.4 million in 2004, or 17.1%. Gross operating margin increased from 24.5% in 2003 to 26.9% in 2004.
Pro Forma Operating Income.
        We have provided guidance and related information in 2004 and 2003 using pro forma operating income on a consolidated basis. We use this information internally and believe this pro forma measure provides meaningful information to our investors because we exclude acquisition related charges and settlements of stock-based compensation plans to focus attention on the financial performance of our core operations. We exclude stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. This pro forma information is not prepared in accordance with U.S. GAAP and should not be considered a substitute for the historical financial information presented in accordance with U.S. GAAP. The pro forma measures used by us may be different from pro forma measures used by other companies.
        At the beginning of 2004 our target was to improve our pro forma operating margin (excluding expenses for stock-based compensation and acquisition-related charges) from the 27% achieved in 2003 by approximately 1 percentage point.
        We were able to reach this target in 2004 and the pro forma operating margin increased by 1 percentage point to 28%. Pro forma operating income (excluding expenses for stock-based compensation and acquisition-related charges) increased from €1,879,6 million in 2003 to €2,086.1 million in 2004. Pro forma operating expenses (excluding expenses for stock-based and acquisition-related charges) in 2004 increased by 5.5% to €5,428.4 million.
        A reconciliation from U.S. GAAP operating income to pro forma operating income is as follows:

	2004	2003

	(in millions of €)
U.S. GAAP Operating income	2,018	1,724
Acquisition-related charges	30	26

LTI 2000 Plan/ STAR Plan	37	125
Settlement of stock-based compensation plans in the context of mergers and acquisitions	1	5

Total stock-based compensation	38	130

Pro forma operating income excluding stock-based compensation and acquisition-related charges	2,086	1,880

        Cost of Product. Cost of product consists primarily of:

•	customer support costs (message handling and bug fixing — delivered by the Global Support Organization and Development Support); and

•	license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers.
        Cost of product decreased from €839.0 million in 2003 to €804.3 million in 2004, or 4.1% (-2.2% on a constant currency basis). As a percentage of product revenue, cost of product decreased from 17.8% in 2003 to 15.5% in 2004.
        Apart from a positive foreign currency translation effect, the efficiency improvements in the support organization that we accomplished in 2004 also had a positive effect. Due to new and more efficient processes the support organization could allocate more resources to support internal projects in other organizations such as the sales organization. Although the number of employees increased during 2004, the related costs increased less due to a continuous effort of the support organization to move into cost effective locations and due to the continuous efforts to improve the efficiency of our processes.
        Cost of Services. Cost of services consists primarily of consulting and training personnel expenses as well as expenses for third party consulting and training resources. Cost of services increased from €1,694.1 million in 2003 to €1,783.5 million in 2004 or 5.3%. As a percentage of service revenue, cost of services increased to 78.5% in 2004 compared to 75.2% in 2003.

        One main reason for this increase was that we substantially increased the interim use of third party resources reflected in third party costs increasing by €33.3 million compared to 2003. Furthermore, the growth in consulting headcount by approximately 7% resulted in increased personnel expenses of €17.3 million or 1.5%. These newly employed consultants not yet being fully productive for the full year also negatively impacted the service profitability. Both the increase in third party resources and headcount are a reflection of stronger internal support provided by our service organization to support other internal projects such as sales and ramp-up of products.
        Foreign currency translation effects had a significant positive impact on cost of services. Cost of services increased by approximately 8.9% at constant currencies.
        Research and Development. Our research and development cost consists primarily of:

•	personnel expenses related to our research and development employees;

•	amortization of computer hardware used in our research and development activities; and

•	costs incurred for independent contractors retained by us to assist in our research and development activities.
        Research and development expenses increased from €995.9 million in 2003 to €1,020.0 million in 2004, or 2.4%. As a percentage of total revenue, research and development expenses decreased from 14.2% in 2003 to 13.6% in 2004.
        Overall, the number of research and development employees increased from 8,854 full time equivalents in 2003 to 9,882 full time equivalents in 2004, representing an increase of 11.6%. Due to an increased share of resources in low cost locations personnel expenses were kept nearly constant. The share of employees working in the research and development department as part of the total number of employees increased to 30.7% for 2004 from 29.9% for 2003. As in all other areas, foreign currency translation effects had a positive effect on the overall increase in research and development expenses.
        Sales and Marketing. Sales and marketing expenses increased from €1,411.0 million in 2003 to €1,523.7 million in 2004, or 8.0%. As a percentage of total revenue, sales and marketing expenses remained relatively constant, up slightly from 20.1% in 2003 to 20.3% in 2004. On a constant currency basis, sales and marketing expenses increased by approximately 11%. The increase in sales and marketing expenses in 2004 relates to the efforts to support our revenue growth targets for the year and mainly results from salaries for new sales personnel and higher bonus payments to sales and marketing employees.
        Overall employees in sales and marketing increased from 5,170 full time equivalents in 2003 to 5,583 full time equivalents in 2004, or 8.0%, and total personnel expenses increased accordingly from €660.1 million in 2003 to €699.1 million in 2004, or 5.9%. We also continued to increase variable parts of salaries in 2004.
        General and Administrative. General and administrative expenses increased from €354.0 million in 2003 to €366.4 million in 2004. This represents an increase of 3.5% or approximately 6% on a constant currency basis. The increase was mainly driven by an increase in travel expenses and the interim use of third party services. As percentage of total revenue, general and administrative expenses slightly decreased from 5.0% in 2003 to 4.9% in 2004.
        Other Operating Expenses, Net. Other operating expenses, net, reversed from a net operating expense of €6.5 million in 2003 to a net operating income of €1.8 million in 2004. The primary reason was the significant reduction in the amount of restructuring costs for unused lease space and severance payments for exit activities from €20.5 million in 2003 to €9.6 million in 2004.
        The 2004 restructuring activities particularly include organizational changes in some foreign subsidiaries, such as replacement of management and sales personnel mainly in the EMEA region, and the Nordic countries in particular.

        The following table summarizes the expenses incurred in connection with our exit activities, and the related obligations as of December 31, 2004, 2003, and 2002:

	2004

	Balance					Balance
	as of 01/01	Expenses	Payments	Adjustments	Currency	as of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused lease space	17,691	2,625	(7,557)	(1,415)	(779)	10,565
Severance payments	3,529	6,972	(3,668)	(1,176)	13	5,670

	21,220	9,597	(11,225)	(2,591)	(766)	16,235

	2003

	Balance					Balance
	as of 01/01	Expenses	Payments	Adjustments	Currency	as of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused lease space	7,577	17,164	(5,544)	0	(1,506)	17,691
Severance payments	11,159	3,384	(9,347)	(1,001)	(666)	3,529

	18,736	20,548	(14,891)	(1,001)	(2,172)	21,220

	2002

	Balance					Balance
	as of 01/01	Expenses	Payments	Adjustments	Currency	as of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused lease space	2,874	12,960	(7,262)	0	(995)	7,577
Severance payments	10,121	33,148	(30,739)	0	(1,371)	11,159

	12,995	46,108	(38,001)	0	(2,366)	18,736

        Customer credit loss risks based on aging of receivables are classified as general bad debt expense as a component of other operating expense, net. For the year ended December 31, 2004, €1.8 million was recorded as other operating expense. For the years ended December 31, 2003 and 2002, €5.4 million and €5.3 million were recorded as other operating income, respectively, due to our decreased days sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services).
Financial Income/ Expense, Net.
        Financial income/expense, net is comprised primarily of income/(losses) from associated companies, gains/(losses) on sales of equity investments securities and net interest income. Financial income/expense, net improved from financial income of €16.3 million in 2003 to net financial income of €41.0 million in 2004, an increase of €24.7 million. The increase mainly results from higher net interest income, which went up from €43.4 million in 2003 to €56.3 million in 2004. This improvement is related to the increase in liquid assets resulting from the higher cash flows generated from our operations in 2004. Further contributing to the overall increase were the gains on sales of equity securities, which went up from €2.2 million in 2003 to €14.0 million in 2004.
Income Taxes.
        Our effective income tax rate decreased from 39.0% for 2003 to 36.5% in 2004. This decrease was primarily due to the impact of tax exempted income and fewer non-tax deductible losses on investments than in the year 2003. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements”.

Net Income.
        Net income increased from €1,077.1 million in 2003 to €1,310.5 million in 2004, representing an increase of €233.4 million or 21.7%. Net income as a percentage of total revenue increased from 15.3% for 2003 to 17.4% for 2004. This increase was primarily due to the overall increase in total revenues of €489.9 million or 7% compared to 2003, primarily driven by strong growth in software and maintenance revenues which both grew by 9.9%, combined with the proportionally lower increase in total operating expenses of €195.5, or 3.7% compared to 2003. Additionally, financial income/expense, net improved from financial income of €16.3 million in 2003 to net financial income of €41.0 million in 2004, an increase of €24.7 million. Basic earnings per share were €4.22 in 2004 compared to €3.47 in 2003.
Segment Discussion.
        As described in Note 33 of “Item 18. Financial Statements,” we have three operating segments, product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes, revenue is generally allocated to the segment that is responsible for the related project, regardless of the nature of the sales transaction. Segment contribution consists of total segment revenue offset only by expenses directly attributable to the segments. Depreciation and amortization of long-lived assets are allocated based on general cost allocations. Expenses such as general and administrative costs, research and development activities, stock based compensation, and other corporate costs, and, beginning in 2004, acquisition related charges, all of which are included in determining our consolidated operating income are not allocated to the operating segments and therefore are not included in segment contribution. In 2004 the total impact of stock based compensation and settlements of stock-based compensation plans included in total operating expenses in the consolidated financial statements was €38.1 million compared to €130.0 million in 2003. Therefore, segment contribution is not indicative of the actual profitability margin for the operating segments.
        In 2004, €3.9 million (2003: €6.0 million) of exit costs related to unused lease space and severance payments were not allocated to the segments.
        As discussed in Note 33 in “Item 18. Financial Statements”, through December 31, 2003, we accounted for internal sales and transfers between segments either on a cost basis or at estimated market prices, depending on the type of service provided. Effective January 1, 2004, in order to best manage the utilization of our internal resources, we started recording all internal sales and transfers based on fully loaded cost rates. We adjusted the management reporting of internal revenues such that internal sales and transfers are now reported as a cost reduction rather than internal revenues. This change in segment measures resulted in lower revenues and costs for the operating segments. Due to the high volume of intercompany activity between certain group entities (mainly the German, US, and UK subsidiaries), the change also resulted in higher margins for the segments. We also adopted a new calculation of the segment contribution in 2004 such that acquisition related charges no longer burden a segment’s contribution.
        Although there have been no changes in the composition of operating segments or in reportable operating segments, our original segment disclosures for 2003 and 2002 have been presented along with revised information that conforms to the current presentation.
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
        Product segment revenue increased by 10.3% from €4,797.8 million in 2003 to €5,292.9 million in 2004. On a constant currency basis, product segment revenue grew by 13.7%. Approximately 98% of revenues within the product segment are derived from software and maintenance revenue. Further external revenues in the product segment are derived from services revenue and other revenue. External software revenue as part of the total product segment revenue increased by 11% from €2,131.3 in 2003 million to €2,361.0 million in 2004. This corresponds to an increase of 14.3% based on constant currencies. External maintenance revenues increased by 10% from €2,565.9 million in 2003 to €2,817.4 million in 2004, an increase of 13.1% based on constant currencies.
        Product segment expenses increased by 10.5% from €1,862.7 million in 2003 to €2,058.1 million in 2004, an increase of 13.5% based on constant currencies. Expenses of the line of business sales account for roughly more than half of the entire product segment expenses. Expenses of the line of business marketing are roughly one fourth and expenses of the line of business service and support are roughly one fifth of overall product segment expenses. The increase of overall product segment expenses is driven by all three lines of business. The increase in sales and marketing expenses results mainly from the higher headcount and associated personnel-, travel- and other personnel related expenses as well as additional third party and marketing expenses. The growth in service and support expenses is driven primarily by the decision to strategically shift the organizational responsibility for the maintenance of mature product releases from the development organization to the service and support teams.
        Product segment contribution increased by 10.2% from €2,935.1 million in 2003 to €3,234.8 million in 2004, or 61.1% of total segment revenue compared to 61.2% of total segment revenue in 2003. On a constant currency basis, product segment contribution increased by 13.8%. While we were able to increase product segment revenues, primarily relating to the U.S. operations, the percentage increase in our product segment expenses was slightly higher, resulting in a slight decrease in product segment contribution as a percentage of total revenue. The proportionally higher increase in segment expenses results mainly from the additional expenses incurred in the service and support area.
        Consulting segment. The consulting segment is primarily engaged in the implementation of our software products.
        Consulting segment revenues increased by 1.4% from €1,884.8 million in 2003 to €1,910.3 million in 2004. In constant currency, external revenue increased by 5%. The market in the consulting segment continued to be very competitive in 2004 and our customers and partners remained very price-conscious throughout the year, adversely impacting the revenue growth in the consulting segment. In addition, our focus on growing product revenues also impacted the growth in consulting segment revenues.
        Consulting segment expenses increased by 2.9% from €1,442.4 million in 2003 to €1,484.0 million in 2004. In constant currency, segment expenses increased by 6%. In markets with strong growth, such as the Americas region, more consultants were hired and more third party services were engaged. The main contributing factor to the higher segment expenses was the increased headcount with the related increase in personnel and travel expenses.
        Consulting segment contribution decreased by 3.6% from €442.4 million in 2003 to €426.3 million in 2004. In constant currency, the segment contribution decreased by 1%. The consulting segment profitability was reduced by 1.2 percentage points. Consultants have been more engaged in supporting the product segment, ramping up new products and supporting the sales cycle. The newly employed consultants not yet being fully productive for the full year also negatively impacted the consulting segment profitability.
        Training segment. The training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner specific training, end-user training as well as e-learning.
        Training segment revenues were €306.6 million in 2004, which represents a slight decrease from 2003 (€316.1 million). On a constant currency basis, training segment revenues would have been €316.8 million. Even though our customers continued to restrict their spending on employee training courses during the year, training segment revenues declined only modestly in 2004 due to an overall stabilization of the IT training market and our ability to effectively execute on a more flexible service portfolio. This process began in 2003 and is tailored to meet individual customer needs rather than standardized courses. As a result, there has been a continued decrease in traditional classroom training which was partially offset by additional customer specific, end-user training and e-learning. We expect that these trends will continue in 2005 as customers seek to optimize their training budgets.
        Training segment expenses decreased from €221.8 million in 2003 to €209.0 million in 2004, or 5.8%. Our training segment initiated certain measures to reduce costs in 2003, which included consolidation of certain facilities and ceasing operations in certain geographic locations. A restructuring charge of approximately €9 million was incurred in 2003 for unused lease space. The cost reduction measures begun in 2003 had a positive impact in 2004 and contributed to the overall reduction in training segment expenses in 2004.
        Training segment contribution increased by 3.5% from €94.3 million in 2003 to €97.6 million in 2004. The training segment profitability increased by 2.0 percentage points. This is due primarily to the fact that the cost reduction of our training segment effectively met the customer demand shift from classroom training to customised training.
2003 Compared with 2002
Total Revenue.
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
        Ultimately the strength of the euro over the year reduced the euro value of revenues generated in other currencies. Total revenue decreased from €7,412.8 million for 2002 to €7,024.6 million for 2003, representing a decrease of €388.2 million or 5.2%. Foreign currency translation effects from the strengthening value of the euro during 2003 negatively impacted our total consolidated revenue by €577.3 million that is

8.0% over 2002. The drop in 2003 total revenue was due to decreases in software revenue of 6.3%, consulting revenue of 11.4% and a decrease in training revenue of 27.7% compared to 2002. Following the trend of recent years, maintenance revenues increased by 6.0%, reducing the overall decrease in total revenues.
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

        Consulting revenue decreased from €2,204.2 million in 2002 to €1,953.5 million in 2003, representing a decrease of 11.4%, but only 4% on a constant currency basis. The adverse economic conditions led to an overall price pressure environment. We focused more on improving profitability than on revenue growth. As a consequence we cut third party consulting resources previously deployed, which led to fewer revenues out of re-billed activities. Furthermore, mainly through normal attrition, the consulting work force decreased by approximately 3.5% on average, which contributed to a decline in consulting revenues.
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
Total Operating Expenses.
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
Pro Forma Operating Income.
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
        A reconciliation from U.S. GAAP operating income to pro forma operating income is as follows:

	2003	2002

	(in millions of €)
U.S. GAAP Operating income	1,724	1,626
Acquisition-related charges	26	26

LTI 2000 Plan/ STAR Plan	125	9
Settlement of stock-based compensation plans in the context of mergers and acquisitions	5	27

Total stock-based compensation	130	36

Pro forma operating income excluding stock-based compensation and acquisition-related charges	1,880	1,688

        Cost of Product. Cost of product consists primarily of:

•	customer support costs (message handling and bug fixing — delivered by the Global Support Organization and Development Support); and

•	license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers.
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
        Research and Development. Our research and development consists primarily of:

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
Financial Income/ Expense, Net.
        Financial income/expense, net is comprised primarily of (losses)/income from associated companies, (losses)/gains on sales of equity investments securities and net interest income. Financial income/expense, net improved from net financial expense of €555.3 million in 2002 to net financial income of €16.3 million in 2003, an increase of €571.6 million. A significant portion of the change pertains to the “other than temporary” impairment charge of €297.6 million recognized in the second quarter of 2002 to write-down the carrying value of our equity method investment in Commence One to its estimated realizable value. Our equity in the net losses of Commerce One was €92.0 million in 2002. The carrying value of our total investments in Commerce One was reduced to zero in 2002 as a result of the recognition of the impairment charge and through the continuing application of the equity method of accounting. In accordance with U.S. GAAP, the application of the equity method has been suspended and we will not recognize any additional losses related to our interest in Commerce One as we have not guaranteed any of their obligations nor are we otherwise committed to provide Commerce One with further financial support. Also during 2002 other minority investments were written down to their respective fair values since the decline in their respective values were also deemed to be other than temporary. The investments were made primarily from SAP’s venture capital activities. The amount of impairment charges plus our share in the net losses of these equity method investees other than Commerce One totaled €15.3 million in 2003 and €118.5 million in 2002.

Income Taxes.
        Our effective income tax rate decreased from 53.8% for 2002 to 39.0% in 2003. This decrease was primarily due to the impact on the tax rate in 2002 of the significant losses on investments, which are not deductible for tax purposes. Such losses were not significant in 2003. Adjusted for the effects of these and other unusual items, the adjusted effective tax rate for 2003 was 37.0%, which was 0.3% higher than the adjusted effective tax rate for 2002. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements”.
Net Income.
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
Segment Discussion.
        As described in Note 33 of “Item 18. Financial Statements,” we have three operating segments, product, consulting and training, which are described in more detail above in the “Segment Discussion” for 2004 compared with 2003. In 2003 the total impact of stock based compensation and settlements of stock-based compensation plans included in total operating expenses in the consolidated financial statements was €130.0 million compared to €35.9 million in 2002. Therefore, segment contribution is not indicative of the actual profitability margin for the operating segments.
        In 2003, €6.0 million (2002: €34.2 million) of exit costs related to unused lease space and severance payments were not allocated to the segments.
        As discussed in Note 33 in “Item 18. Financial Statements”, through December 31, 2003, we accounted for internal sales and transfers between segments either on a cost basis or at estimated market prices, depending on the type of service provided. Effective January 1, 2004, in order to best manage the utilization of our internal resources, we started recording all internal sales and transfers based on fully loaded cost rates. We adjusted the management reporting of internal revenues such that internal sales and transfers are now reported as a cost reduction rather than internal revenues. This change in segment measures resulted in lower revenues and costs for the operating segments. We also adopted a new calculation of the segment contribution in 2004 such that acquisition related charges no longer burden a segment’s contribution.
        Although there have been no changes in the composition of operating segments or in reportable operating segments, our original segment disclosures for 2003 and 2002 have been presented along with revised information that conforms to the current presentation.
        Product segment. Product segment external revenue decreased by 0.02% from €4,805.3 million in 2002 to €4,797.8 million in 2003. Approximately 98% of revenues within the product segment are derived from software and maintenance revenue. Further external revenues in the product segment are derived from services revenue and other revenue. As noted above external software revenue as part of the total product segment revenue decreased by 6% from €2,266.5 in 2002 million to €2,131.3 million in 2003, (an increase of 1%)

based on constant currencies. External maintenance revenues increased by 6% from €2,419.8 million in 2002 to €2,565.9 million in 2003, (an increase of 15%) based on constant currencies.
        Product segment expenses decreased from €2,110.0 million in 2002 to €1,862.7 million in 2003. Expenses of the line of business sales account for roughly half of the entire product segment expenses. Expenses of the line of business marketing are roughly less than one fourth and expenses of the line of business service & support are roughly more than one fourth of overall product segment expenses. The reduction of overall product segment expenses is mainly due to currency translation effects. In addition, reductions in volume have been achieved by decreasing travel, marketing and commissions paid for third parties’ products, a decrease of overall marketing spending and shifts of support activities into low cost locations. Product segment expenses include restructuring charges of approximately €1 million (2002: €6 million), primarily for severance payments.
        Product segment contribution increased by 8.9% from €2,695.4 million in 2002 to €2,935.1 million in 2003, or 61.2% of total segment revenue compared to 56.1% of total segment revenue in 2002. While we were able to keep product segment revenues relatively constant with other currencies devaluating against the €, the currency impact helped us to decrease product segment expenses, primarily relating to the U.S. operations. Our achievements in real cost cuttings, mainly in the area of commissions paid for third parties’ products, impacted the product segment contribution directly.
        Consulting segment. Consulting segment revenue decreased by 12% from €2,141.2 million in 2002 to €1,884.8 million in 2003. In addition to the currency impact, the reduced revenues are a reflection of very competitive and price-conscious market conditions with less engagements in price competitive segments by us. Additionally, the consulting organization has partially shifted its resources to more internal development projects than in previous years.
        Consulting segment expenses decreased by 11.6% from €1,632.0 million in 2002 to €1,442.4 million in 2003, in line with the decrease in revenues. As noted above, we decreased the use of third party resources were reduced. In the contrary we made more use of our global consulting organization by sharing resources across the local organizations and the currency impacted segment expenses accordingly. Consulting segment expenses include a restructuring charge of approximately €1 million (2002: €8 million) for severance payments and unused lease space.
        Consulting segment contribution decreased by 13.1% from €509.2 million (23.8% of total consulting revenue) in 2002 to €442.4 million (23.5% of total consulting revenue) in 2003. The flexible adoption of the cost structure led to a consistent segment profitability with decreased revenues. Accordingly, the decrease in revenues could be absorbed by reducing external partner resources.
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
        Training segment expenses decreased by 24.2% from 292.7 million in 2002 to €221.8 million in 2003. With decreased demand, the education-specific high percentage of fixed costs (primarily rent and personnel expenses) could not be reduced in the same manner. In addition, training segment expenses include a restructuring charge of approximately €9 million (2002: €1 million) for unused lease space.
        Training segment contribution decreased over proportional, by 33.8% from €142.4 million (32.7% of total training revenue) in 2002 to €94.3 million (29.8% of total consulting revenue) in 2003. This is due primarily to the fact that the cost reduction of our training segment could not entirely compensate for the decline in customer demand and the restructuring charges primarily for unused lease space.
OUTLOOK 2005
Forecast for the Global Economy
        Notwithstanding the fears expressed among some commentators about the high oil prices and the faltering of the boom in eastern Asia, the global economy is expected to continue steadily (if less steeply) on its upward path during 2005. Interest is not expected to become a burden because rates are not expected to move significantly. A declining dollar becoming an appreciable inflationary factor in the United States could even represent a slightly deflationary risk in other major economies such as Europe. In the eyes of the OECD and the IMF, the opposing economic currents would broadly cancel one another out at the global level. The IMF’s economists anticipate an increase in gross world product of 4.3% in 2005.
Forecast for the IT Industry
        Modest growth — Industry researchers are expecting the modest growth in the IT sector to continue substantially unchanged through 2005. For example, U.S. investment bank Goldman Sachs’s study expects spending on hardware and software to grow by between 3% and 5% in 2005, which is a similar level of growth to that in 2004. The sector analysts at Gartner foresee a global increase in IT spending of around 5% in 2005.
        Focal areas — Morgan Stanley’s forecasts show that the small and midsize business software category is a special case. Small and midsize businesses as a class have a pressing need to make up ground, so IT analysts are predicting 5% to 10% annual growth in that segment. However, IDC Research expects growth of the total business software market to be limited to some 5% in 2005.
Forecast for SAP
        Strategically positioned for 2005 — We believe we are well positioned as fiscal year 2005 gets under way. This is because in 2004 our software revenue growth climbed back into double digits and we won peer group share, and because of our clearly defined solution strategy for the medium term.
        Operational goals of increasing software revenue and profitability — as discussed in Item 4. “Information about SAP — Strategy”, one of the strategic priorities for SAP in 2005 is a focus on revenue growth, and in particular, on growth in software sales.
        Anticipating growth both in the economy as a whole and in the IT industry in particular, we have set the following operational goals for 2005. We will strive to post double-digit software revenue growth for the second year in a row and thus win more peer group share again compared to 2004 — and outperform the growth of the overall IT industry. Our priority will be revenue growth — in particular software revenue — in 2005.
        At the beginning of the year, we published the following outlook for fiscal year 2005:

•	We expect software revenue to increase in a range of 10%-12% compared to 2004. The growth would be driven by the Americas and Asia-Pacific.

•	We expect the pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0-0.5 percentage points compared to 2004.

•	We expect pro-forma earnings per share, which exclude stock-based compensation, acquisition-related charges, and impairment-related charges, to be in the range of €4.70 to €4.80 per share. We assume the effective tax rate will be under 36%.

        To achieve this growth in revenue and earnings, we plan to invest more in 2005 than in the previous year. These investments will focus on driving forward development of our Business Process Platform and the product offering, continuing the alignment to volume business, and reinforcing sales and marketing. It is not intended that investment will cause pro forma operating margin to decline. As in previous years, the major portion of the planned investment is earmarked for new hires, who would be taken on as needed to meet actual requirements. If the year 2005 unfolds as expected, some 3,000 full-time equivalents (FTEs) would be added to the total headcount. Some 20% of the new positions would be in Germany, underscoring our dedication to Germany as a place to do business. We anticipate that a significant proportion of the new jobs will be located in India and China, without reducing numbers in other locations.
        The outlook for revenue and earnings takes into account the likely developments in the different currencies that affect our business. We are working on the basis of an average exchange rate of U.S.$1.30 = €1.00.
        The operational outlook is also premised on the expectations that the economy will be stable and that the buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter.
Risk Factors
        The stated revenue, income, and margin targets of SAP for fiscal year 2005 are subject to a number of risks, over which we may have no influence or only limited influence. This outlook should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”
FOREIGN CURRENCY EXCHANGE RATE EXPOSURE
        Although our reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where foreign currency exchange rate exposure is considered high, some sales may be denominated in euro or U.S. dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is generally the local currency. Therefore, movements in the foreign currency exchange rates between the euro, and the respective local currencies to which our subsidiaries in countries that do not participate in the EMU are exposed, may materially affect our consolidated financial position, results of operations and cash flows. In general, appreciation of the euro relative to another currency has a negative effect on our results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect our revenue, operating results and net income. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Brazilian real, the Canadian dollar and the Australian dollar. We enter into derivative instruments, primarily foreign exchange forward contracts, to protect our anticipated cash flows from foreign subsidiaries from the effects of foreign currency exchange fluctuations. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” and Note 32 in Item 18 “Financial Statements”.
        Approximately 59.7% of our consolidated revenue in 2004 and approximately 59.3% in 2003 was attributable to operations in non-EMU participating countries and such revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had negative effects on our consolidated revenue of €(235.8) million, income before income taxes of €(87) million and net income of €(74.3) million for 2004 and consolidated revenue of €(577.3) million, income before income taxes of

€(174.0) million and net income of €(151.1) million for 2003. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”
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
        Please refer to Note 3 to the accompanying financial statements in “Item 18. Financial Statements” for further discussion of SAP’s accounting policies.
Revenue Recognition
        Substantially all of our revenues are derived from the licensing of our software products and the sale of related maintenance, consulting, and training services. Our standard license agreement provides a perpetual license to use our products based on the number of licensed users. We may license our software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, or training services in conjunction with the software license.
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
        We recognize revenue using the residual method when SAP-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. We allocate revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by SAP management if it is probable that the price will not change before the element is sold separately. We defer revenue for the undelivered elements and recognize the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met. If an undelivered element is not sold separately and management has not yet established a price for the undelivered element that will not change before the element is sold separately, revenues for all elements are deferred until the delivery criteria have been satisfied.

        Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, we recognize revenue when the following four criteria have been met:
        1. persuasive evidence of an arrangement exists;
        2. delivery has occurred;
        3. the fee is fixed or determinable; and
        4. collectibility is probable.
        If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer, assuming all other revenue recognition criteria have been met. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, we defer revenue recognition until the earlier of customer acceptance or when the acceptance rights lapse.
        The Company occasionally licenses software for a specified time period. Revenue for short term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenue for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the residual amount is recognized as software revenue when the basic criteria in SOP 97-2 have been met.
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
        We view our resellers as an extension of our direct sales force. Notwithstanding our resellers’ involvement, we generally enter into binding license agreements directly with the end-user customer. If we are unable to enter into a binding license agreement directly with an end-user customer, or if we become aware that a reseller has granted contingent rights to an end-user customer, we defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
        We recognize revenue when the software is delivered (assuming all other revenue recognition criteria have been met). Based on a few individual agreements with certain of our resellers, we, rather than the reseller may deliver the product directly to the end user.
        Depending on the country in which the maintenance agreement is executed, our initial maintenance term is generally in the range of one to three years, renewable by the customer on an annual basis thereafter. The maintenance fee, including the fee for subsequent renewals, is typically established based on a specified percentage of the license fee paid by the customer. Our customers typically prepay maintenance for periods of three to twelve months. Maintenance revenues are deferred and recognized ratably over the term of the maintenance contract. If a customer on maintenance is specifically identified as a bad debtor, we cease recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses, SAP allocates a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.
        In multiple-element arrangements involving software and consulting, training or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues. Consulting, training and other service revenues are recognized as the services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated direct labor costs to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of our products and do not typically require significant production, modification, or customization of the software. In arrangements that require significant production, modification, or customization of the software and where services are not available from third party suppliers, the consulting and license fees are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting organization delivering the services.
        The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method affect the amounts and timing of revenue and related expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.
        For arrangements where we provide software hosting services, when all other revenue recognition criteria have been met, we recognize software revenue upon delivery of a software license key and hosting revenue over the hosting period unless:

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
        We believe that our accounting estimates used in applying our revenue recognition policies are critical because:

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
        Changes in the aforementioned items could have a material effect on the type and timing of revenue recognized. There have been no significant changes in our accounting estimates related to our revenue recognition policies that had a material impact on the amount of our reported revenue, results of operations or our financial position in 2004 and 2003.
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
Valuation of Accounts Receivable
        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Total accounts receivable at December 31, 2004 and 2003 were €1,929.1 million and €1,770.7 million, respectively, which is net of an allowance for bad debts of €63.4 million in 2004 and €71.0 million in 2003, respectively. Included in accounts receivable are unbilled receivables related to costs and estimated earnings in excess of billings on uncompleted fixed fee consulting arrangements of €135.2 million and €105.5 million at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts represents our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We base our estimate on a systematic, ongoing review and evaluation which we perform every month. As part of this evaluation, we determine the allowance for doubtful accounts after giving consideration to specific customer risks, regional economic risks and the length of time certain accounts receivable have been outstanding. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the potential for recovery is considered remote. If the financial condition of our customers deteriorates, impairing their ability to make payments, we may need to establish additional allowances in excess of our original estimates.
        Total provisions for allowances for doubtful accounts charged to earnings approximated net €1.7 million, €7.0 million and €7.6 million during 2004, 2003 and 2002, respectively. Specific customer credit loss risks are charged to the respective functional cost category of product or cost of service sold. Customer credit loss risks based on aging of the receivables are classified as general bad debt expense, which is included in “Other operating income/(expense)” as disclosed in Note 7 of “Item 18. Financial Statements.”
        Charges for credit loss risks were as follows:

	2004	2003	2002

	€ (mio)	€ (mio)	€ (mio)
Specific customer credit loss risks	0.0	12.4	12.9
Customer credit loss risks based on aging of the receivables	1.7	(5.4)	(5.3)

Total provisions for allowances for doubtful accounts charged to earnings	1.7	7.0	7.6

        Accounts receivable written-off against the allowance for doubtful accounts approximated €7.7 million, €22.9 million, and €21.2 million during 2004, 2003, and 2002, respectively.
        We believe that the accounting estimate related to the establishment of the allowance for doubtful accounts is a critical accounting policy because the assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly and because changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements. However, the recognition of allowances for doubtful accounts initially has no impact on our reported cash flows, our liquidity and capital resources. Net income could be adversely affected if actual credit losses exceed our estimates.
Accounting for Stock-Based Compensation
        As further explained in Note 23 to the consolidated financial statements in “Item 18. Financial Statements”, SAP has several stock-based compensation plans. We currently apply the intrinsic-value-based method of accounting for employee stock-based compensation prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. Under this method we recognize compensation expense only if awards are granted with an exercise price that is not fixed or below the fair value of our ordinary shares on the date of grant. Statement of Financial

Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we have elected to continue to apply the intrinsic- value-based method of accounting described above, and we have adopted the disclosure requirements of SFAS 123 and SFAS 148. The summary of significant accounting policies in Note 3 to our consolidated financial statements provides the required pro forma effects on our reported net income for 2004, 2003 and 2002 as if the fair-value-based method was used to recognize compensation expense as follows:
Net Income

	2004	2003	2002

	€ (mio)	€ (mio)	€ (mio)
As reported	1,310,521	1,077,063	508,614
Add: Expense for stock-based compensation, net of tax according to APB 25.	23,445	85,700	5,600
Deduct: Expense for stock-based compensation, net of tax according to FAS 123.	181,323	205,109	138,203

Pro forma	1,152,643	957,654	376,011

Earnings Per Share

	2004	2003	2002

	€ (mio)	€ (mio)	€ (mio)
Basic — as reported	4,22	3.47	1.62
Diluted — as reported	4,20	3.46	1.62
Basic — pro forma	3,71	3.08	1.20
Diluted — pro forma	3,70	3.08	1.20
        We use the Black-Scholes valuation model to estimate the fair value of our stock options. As described in Note 23 to the consolidated financial statements, this valuation model requires that we use a number of assumptions, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. Expected option life is based on the vesting period, the expected volatility of the underlying stock and on actual exercise activity related to previous option grants. Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of most options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price the higher the option value. In accordance with fixed-plan accounting under APB 25, changes in the option value after the grant date do not impact compensation expense.
        We intend to continue using stock-based compensation awards to attract and retain senior managers and select employees. As discussed in Note 3 in “Item 18. Financial Statements”, the adoption of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”), in the third quarter of 2005 will require that stock-based awards be accounted for at fair value, rather than intrinsic value, and because this change will adversely effect our results of operations, and because that adverse effect could be material, we believe the estimates to determine and disclose the pro forma effects of our stock based compensation arrangements in our consolidated financial statements are critical. The above presented pro forma effects on reported net income as if the fair-value-based method was used to recognize compensation expense are not necessarily indicative of the impact the adoption of SFAS 123R will have on our future reported net income. If our stock price, the

Goldman Sachs Software Index and the US dollar to euro exchange rate remained unchanged in 2005 from the respective values at December 31, 2004, based on the share-based compensation awards issued and outstanding as of December 31, 2004 and the additional awards approved for grant as of March 1, 2005, we expect the adoption of SFAS 123R on July 1, 2005 would result in approximately €70 million of additional compensation expense in the second half of 2005 compared to what would be expensed under APB 25.
        For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. For our LTI 2000 Plan we used an expected volatility of 50% as a weighted average assumption, based on information that is specific to SAP provided by three independent financial institutions. Because the estimated life of awards under the SOP 2002 is shorter than under the LTI 2000 Plan, the fair value of awards granted under our SOP 2002 in 2004 was calculated based on a expected volatility of 57%. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model and, consequently, the required pro forma information reported in our consolidated financial statements.
        The trading prices of our ordinary shares have experienced and may continue to experience significant volatility. The following table shows the income statement effect of certain assumed changes in the volatility covering all significant equity-award grants as of December 31, 2004, on the pro forma net income of €1,152.6 million as disclosed in Note 3 to our consolidated financial statements:

Assumed change in volatility in percentage-points	-10%	-5%	+5%	+10%

	(in millions of €)
Effect on pro forma net income for volatility assumption change	26	13	(13)	(25)
Pro forma net income using revised volatility assumption	1,179	1,166	1,140	1,128
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
        We currently have net deferred tax assets related to activities in various countries approximating €141.4 million and €152.5 million at December 31, 2004 and 2003, respectively, which are net of a valuation allowance of approximately €1.4 million and €1.5 million, respectively. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that we believe will more likely than not be realized. The valuation allowance decreased in 2003 by €1.5 million and in 2004 by another €0.1 million. The reduction in valuation allowance for 2003 was primarily attributed to the utilization of net operating losses, while the reduction in 2004 was mainly caused by currency effects. At December 31, 2004, we have net operating loss carryforwards in certain foreign tax jurisdictions of approximately €65.9 million that may be used to offset future taxable income in those jurisdictions. Net operating loss carryforwards available in certain state tax jurisdictions in the U.S. approximate €19.1 million and will expire if not used in varying amounts over the next twenty years. Approximately €18.9 million of net operating loss carryforwards are available in other foreign tax jurisdictions that will expire if not used in varying amounts over the next three to seven years. The remaining net operating loss carryforwards currently have no expiration period for usage. The carrying values and realization of our net deferred tax assets are principally dependent upon:

•	our ability to generate future taxable income;

•	management’s interpretation of applicable tax laws;

•	management’s assumptions and judgments regarding the use of tax planning strategies in certain tax jurisdictions; and

•	assumptions about whether our results of future operations will generate sufficient taxable income to utilize our remaining net deferred tax assets.
We believe that our estimates pertaining to our accounting for income taxes are critical because:

•	Our judgments regarding future taxable income are based upon expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our assumptions could require that we reduce the carrying value of our net deferred tax assets.

•	Our use of different estimates, assumptions and judgments in connection with tax planning strategies and tax uncertainties could result in materially different carrying values of our income tax asset and liability amounts and therefore could adversely impact our recorded income tax amounts.
        As of December 31, 2004, we have cumulative undistributed earnings from certain foreign subsidiaries of €1,824.3 million that are currently deemed to be permanently reinvested. A change in economic or other circumstances could impact our decision to repatriate some or all of these undistributed earnings which would result in the recognition of additional income tax liabilities.
        Changes in any of the aforementioned items could have a material impact on our financial position and results of operations. There were no significant changes in estimates about our ability to realize our deferred tax assets nor have we made any significant changes to our plans about whether to permanently reinvest undistributed earnings of foreign subsidiaries that had a material impact on our consolidated financial condition or results of operations during 2004 and 2003.
Realizability of Venture Capital Investments
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
        The carrying value of our venture capital investments at December 31, 2004 was €44.8 million. Although not significant in 2004, impairments and other charges related to our investments have had in the past, and could again have in the future, a material impact on our financial position and results of operations. In 2004, 2003 and 2002, we recognized impairment charges relating to our venture capital investments of €5.1 million, €15.1 million, and €416.6 million (of which €297.6 million were for our investment in Commerce One), respectively.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED
        See Note 3 in our consolidated financial statements at “Item 18. Financial Statements.”
LIQUIDITY AND CAPITAL RESOURCES
        In 2004, as in 2003 and 2002, we have funded most of our growth internally from cash flow provided from operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, and to pay dividends on our shares and reacquire our shares in the open market. Cash and cash equivalents are primarily held in euro and U.S dollars as of December 31, 2004.
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
        As discussed in Note 4 in “Item 18. Financial Statements”, in 2004 we acquired 7.7 million shares of SAP Systems Integration (SAP SI) utilizing our cash at banks. In order to complement or expand our business in the future, we expect to make further acquisitions of additional businesses, products and technologies, and to enter into joint venture arrangements. These acquisitions or joint venture arrangements may require additional financing. In addition, continued growth in our business may from time to time require additional capital. There can be no assurance that additional capital will be available to us if and when required, or that such additional capital will be available on acceptable terms to us.
        The table below presents our liquid assets for the years ended December 31:

	2004	2003

	€(000)
Cash at banks	458,909	326,305
Liquid investments with original maturities of 3 months or less	1,054,226	658,090

Cash and cash equivalents	1,513,135	984,395

Liquid investments with original maturities exceeding 3 months and less than 1 year	546,272	588,472
Liquid investments with original maturities exceeding 1 year	1,137,135	448,784
Restricted cash with original maturity exceeding 1 year	0	74,305

	3,196,542	2,095,956

        Total net interest income increased to €56.3 million in 2004 compared to €43.4 million in 2003 and €24.8 million in 2002. The increase is primarily due to higher levels of liquidity. In addition to the foreign currency exposure, we are generally exposed to fluctuations in the interest rates of many of the world’s leading industrialized countries. Our interest income and expense is most sensitive to fluctuations in the level of U.S. and EMU interest rates.
        Liquid assets in the amount of approximately €980 million are held in U.S.$ and approximately €1,735 million are held in euro.
Analysis of Cash Flow Statement
        Operating cash flow for 2004 was €1,826.9 million, representing a 21.4% increase from €1,504.9 million in 2003. Accounts receivable increased from €1,770.7 million at December 31, 2003 to €1,929.1 million at

December 31, 2004, representing an increase of €158.4 million or 8.9%. This increase is consistent with the overall increase in revenues. We reduced our rolling 12-month average collection period, which is measured in days’ sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services) from 76 days in 2003 to 71 days in 2004 due primarily to our more stringent receivables management processes.
        In 2004, net cash used in investing activities was €886.6 million, a decrease of 22.5% over 2003. The reduction is mainly attributable to the lower increase in liquid assets with maturities greater than 90 days and marketable securities (€580.7 million in 2004 compared to €868.7 million in 2003). Capital expenditures during 2004 for intangible assets and property, plant and equipment were €211.9 million, a decrease of €58.3 million from €270.2 million in 2003. This included € 172.0 million in property, plant and equipment additions, mainly additional IT infrastructure and company cars during 2004 to keep pace with the overall growth in employees and business activities.
        Net cash used in financing activities was €372.2 million in 2004, an increase of €66.8 million from the €305.4 million of net cash used in 2003. Dividend payments were €248.7 million and €186.3 million in 2004 and 2003, respectively. Additionally we spent approximately €107.5 million in 2004 to purchase 1,127 thousand of our own shares (2003: €88.2 million to purchase 1,049 thousand of our own shares), some of which are held in treasury at December 31, 2004, under our stock buy-back program in order to satisfy subscription rights granted under our various stock-based compensation plans.
Credit Lines
        As of December 31, 2004, we had outstanding long-term financial debt of €9.2 million and outstanding short-term financial debt of approximately €25.9 million, consisting primarily of amounts borrowed under lines of credit.
        In November 2004, we entered into a revolving €1 billion syndicated credit facility agreement with an initial term of 5 years. The use of the facility is not restricted by any financial covenants. Proceeds are for general corporate purposes. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.2 to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on unused amounts of the available credit.
        We entered into this credit facility to increase our financial flexibility. We did not, however, draw down the facility in 2004, nor do we currently intend to draw down the facility. Consequently, there were no borrowings outstanding under the facility as of December 31, 2004.
        Additionally, as of December 31, 2004, our parent company SAP AG had available lines of credit totaling approximately €622 million. Furthermore, certain of our foreign subsidiaries have lines of credit available that allow them to borrow funds in their respective local currencies, generally to the extent SAP AG has guaranteed such amounts. As of December 31, 2004, approximately €204 million were available through such arrangements under which we may borrow on an overdraft or short-term basis. Interest under these lines of credit is determined at the time of borrowing based on current market rates. As of December 31, 2004, SAP AG had no outstanding borrowings against its lines of credit. Our subsidiaries have aggregate borrowings under their lines of credit amounting to €27.8 million as of December 31, 2004. SAP AG has provided guarantees for its subsidiaries’ lines of credit, including unused amounts, and other commitments of approximately €187.6 million as of December 31, 2004.

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
OFF-BALANCE SHEET ARRANGEMENTS
        We have entered into operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. These arrangements are oftentimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual obligations.”
        We have not entered into any transactions, arrangements or other relationships with unconsolidated, variable interest entities, nor do we use other forms of off-balance-sheet arrangements such as research and development arrangements.
Contractual Obligations
        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2004:

Contractual Obligation	Total	2005	2006	2007	2008	2009	thereafter

	€(000)
Off-balance sheet
Operating Leases	563,479	134,085	100,856	72,400	58,473	51,255	146,410
Purchase Commitments	26,068	25,504	362	163	39	—	—
Other Commitments	27,752	20,053	6,986	203	148	112	250

On-balance sheet
Bonds	7,277	—	—	—	—	—	7,277
Other Liabilities	728,838	695,345	2,680	—	—	—	30,813

Total	1,353,414	874,987	110,884	72,766	58,660	51,367	184,750

        We have operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. Rental expense for operating leases in 2004 was €153 million (2003: €159 million; 2002: €207 million).
        Purchase commitments relate primarily to the construction of facilities, office equipment and car purchase commitments. Other commitments basically comprise food and security services and other facility commitments. Additionally, during 2005, we expect to spend approximately €100 million for the purchase of computer hardware and other business equipment, approximately €45 million for the purchase of cars, as well as another approximately €120 million to fund the construction of additional facilities.
        As described in Note 23 to our consolidated financial statements, in “Item 18. Financial Statements” bonds consist primarily of outstanding convertible bonds related to our LTI 2000 Plan.
        Please refer to Note 26 to our consolidated financial statements in “Item 18. Financial Statements” for a detailed description of our other liabilities.
Benefit Plan Obligations and Costs
        The obligations and expenses shown in our Consolidated Financial Statements for our benefit pension plans are not necessarily indicative of our future cash funding requirements. This is primarily due to deviations that can occur between the assumptions used in the actuarial valuation of our benefit plan obligations and costs and actual results of plan assets. In addition, although we currently do not expect to significantly increase cash contributions to our benefit plans in the near term, actual cash contributions may deviate from future funding requirements due to additional voluntary contributions to benefit plan assets.
        Our contributions in 2005 to our contribution plans are expected to be between €75 million and €85 million, which is within the range of contributions over the last 3 years (see Note 24 to our consolidated financial statements in “Item 18. Financial Statements”).
        Our contributions in 2005 to our defined benefit pension plans are expected to be approximately €2 million for German plans and €24 million for non-German plans, all of which is expected to be paid as cash contributions.
Obligations Under Indemnifications and Guarantees
        We provide indemnifications of various scope to our customers against claims of intellectual property infringement made by third parties from the use of our products. Estimated losses for such indemnifications are evaluated under SFAS No. 5, “Accounting for Contingencies”, and liabilities are recorded or disclosed, depending on whether such losses are deemed probable and can be reasonably estimated. To date, we have not encountered material losses as a result of such obligations and have not accrued any liabilities in our financial statements.
        In addition, we occasionally grant function and/or performance guarantees in routine consulting contracts and/or customer development arrangements, standard guarantee provisions and other items, each of which are guarantees of SAP’s own product or service performance. Currently, we have several such agreements in place with various expiration dates. Based on historical experience and evaluation, we do not believe that any material loss is likely, and therefore no related liability has been recorded. We also generally provide a six to 12 month warranty period on our software. The related liability is included in other reserves and accrued liabilities (see Note 25 to our consolidated financial statements in “Item 18. Financial Statements”). As of December 31, 2004 and 2003 no guarantees were provided for third party performance or financial obligations of third parties.

RESEARCH AND DEVELOPMENT
        Since our inception, we have devoted significant resources to research and development. Research and development expenses for the years ending December 31, 2004, 2003 and 2002 were €1,020.0 million, €995.9 million and €909.4 million, respectively. Research and development expenses as a percentage of revenue were 13.6%, 14.2% and 12.3% for the years ended December 31, 2004, 2003, and 2002, respectively. During 2004, 2003, and 2002, the percentage of employees devoted to research and development was 30.9%, 30.1% and 27.8%, respectively. A major focus of our research and development effort has been to anticipate and incorporate technological changes in the data processing industry to develop new business solutions.
        We have also entered into agreements with a number of leading computer software, technology and hardware suppliers and telecommunications providers to co-operate and enable certain of the products produced by such suppliers to be compatible with our solutions. These arrangements do not involve market or credit risk support on our behalf or by us, nor do they involve the issuance of our securities to provide the third party suppliers with needed liquid resources. We evaluate the financial strength of the third party suppliers with which we choose to cooperate, and we do not accept incremental financial risk through guarantees, loans, or other financial commitments. We anticipate that 2005 activity under these arrangements will be consistent with 2004.
        In 2003, we reorganized our development activities under the project name SCORE — Strategic Cross-Organizational Realignment in an effort to strengthen the alignment between our development activities, our field organizations and our customers. We set up three Business Solution Groups (“BSGs”) which are responsible for the definition, development and market success of our products and solutions: BSG Manufacturing, BSG Services and BSG Financial and Public Service. The three BSGs are now part of the Product Technology Group, created in March 2005 as part of the GOAL program. See “Item 6. Directors, Senior Management and Employees — Executive Board”.
        Alongside the three BSGs, a new department led by a member of our Executive Board was created in 2003, called Application Platform & Architecture. This separation of the front end from the back end and the reuse of business objects, processes, engines, and other software elements is expected to enable SAP to make the switch from client/server architecture to Enterprise Services Architecture successfully.
        The detailed structure of SAP’s development organization is being further defined during a 100-day transition period that began upon the announcement of the GOAL Program on March 1, 2005.
Areas of Current and Future Research and Development Efforts
        We intend to continue investing substantial resources in technological research and development. Our significant areas of current technological research and development efforts include:

•	The enablement of our solutions based on Enterprise Services Architecture;

•	The enhancement of our technology and application platform (SAP NetWeaver) towards a Business Process Platform;

•	SAP software solutions offering, including mySAP CRM, mySAP SCM, mySAP ERP, mySAP PLM, mySAP SRM, mySAP Enterprise Portal, mySAP Mobile Business, xApps, mySAP All-in-One and SAP Business One;

•	The continuous innovation of Industry Solutions; and

•	The focus on new and innovative technologies.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
SUPERVISORY BOARD
        The current members of the Supervisory Board of SAP AG, each such member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairperson(2)(3)(5)(7)(8)	61	Chairperson of the Supervisory Board	2003	2007
Pekka Ala-Pietilä(1)(8)	48	President of Nokia Corporation	2002	2007
Prof. Dr. Wilhelm Haarmann (1)(3)(4)(5)(9)	54	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Haarmann, Hemmelrath & Partner	1988	2007
Dietmar Hopp(1)(6)	64	Managing Director, Dietmar Hopp Stiftung GmbH	1998	2007
Dr. h.c. Hartmut Mehdorn (1)(7)	62	Chairperson of Executive Board, Deutsche Bahn AG	1998	2007
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(1)(6)(8)	63	Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI)	2002	2007
Dr. Dieter Spöri(1)(5)	61	Head of Corporate Representation Federal Affairs, DaimlerChrysler AG	1998	2007
Dr. h.c. Klaus Tschira(1)(4)	64	Managing Director, Klaus Tschira Stiftung gGmbH	1998	2007
Helga Classen, Vice Chairperson(5)(7)(10)	54	Employee, Development Architect	1993	2007
Willi Burbach(7)(8)(10)	42	Employee, Developer	1993	2007
Bernhard Koller(4)(10)	55	Employee, Manager of Idea Management	1989	2007
Christiane Kuntz-Mayr (5)(8)(10)	42	Employee, Development Manager	2002	2007
Lars Lamadé(6)(10)	33	Employee, Risk Manager Service & Support	2002	2007
Dr. Gerhard Maier(3)(6)(10)	51	Employee, Development Project Manager	1989	2007
Dr. Barbara Schennerlein (5)(10)	48	Employee, Principal Consultant	1998	2007
Stefan Schulz(4)(8)(10)	35	Employee, Development Project Manager	2002	2007

(1)	Elected by SAP AG’s shareholders on May 3, 2002.

(2)	Elected by SAP AG’s shareholders on May 9, 2003.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the General Committee.

(6)	Member of the Finance and Investment Committee.

(7)	Member of the Mediation Committee.

(8)	Member of the Technology Committee.

(9)	Wilhelm Haarmann is a partner in Haarmann, Hemmelrath & Partner, which serves as special German tax counsel to SAP AG and counsels SAP with regard to other legal matters. Wilhelm Haarmann has been determined to be the Audit Committee’s financial expert. Please refer to “Item 16A. Audit Committee Financial Expert” for details.

(10)	Elected by SAP AG’s employees on April 9, 2002.
        For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and Compensation Committee, please refer to “Item 10. Additional Information — Corporate Governance.”
        The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP AG’s, in Germany and other countries as of December 31, 2004 are set forth in the Note 34 to our consolidated financial statements included in “Item 18. Financial Statements.” Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.
        Pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz), in 2002 SAP AG was required to increase the number of members on the Supervisory Board from twelve to sixteen, comprised of eight representatives of the shareholders and eight representatives of the employees. German law requires this increase since the number of employees of SAP AG and its group companies exceeded 10,000 employees in Germany in 2001. This increase was reflected in an amendment to SAP’s Articles of Incorporation, which was approved at the Annual General Shareholders’ Meeting on May 3, 2002. Of the eight employee representatives, two must be nominated by the trade unions. The elected employees must be at least 18 years of age, must have been in the employment of SAP AG or one of its German subsidiaries for at least one year. They must also fulfill the other qualifications for election codified in Section 8 of the German Works Council Constitution Act. These qualifications, inter alia, include not having been declared ineligible or debarred from holding public office by a court.
EXECUTIVE BOARD
        The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Prof. Dr. Henning Kagermann, CEO	1991	2007
Dr. Peter Zencke	1993	2006
Prof. Dr. Claus Heinrich	1996	2010
Gerhard Oswald	1996	2010
Dr. Werner Brandt	2001	2009
Shai Agassi	2002	2010
Léo Apotheker	2002	2010

        On March 1, 2005, SAP announced a realignment of its management structure with immediate effect. The SAP Executive Board members’ responsibilities are now aligned along the SAP solutions value chain — spanning innovation, research and development, production, services, marketing, training, consulting, and sales.
        A description of the management responsibilities before and after this realignment and backgrounds of the current members of the Executive Board are as follows:
        Henning Kagermann, CEO (Vorstandssprecher), 57 years old, physics graduate. Henning Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-CEO in 1998. In May 2003 he became sole CEO of the Executive Board.

•	Responsibilities before realignment: overall responsibility for SAP’s strategy and business development, marketing, global communications, consulting, customer development; Business Solutions Group (BSG) Financial & Public Services

•	Responsibilities since realignment: Overall responsibility for SAP’s strategy and business development, global communications, global intellectual property, internal audit, top talent management
        Shai Agassi, 36 years old, computer science graduate and software entrepreneur. Shai Agassi joined SAP in 2001 as CEO of SAP Portals and became a member of the Executive Board in 2002. Prior to joining SAP, Shai Agassi founded a number of software companies in Israel between 1990 and 1994, and served in various positions in those companies. He moved one of these companies to California and renamed it TopTier Software, Inc., where he served as Chairperson, CTO and eventually CEO. TopTier was acquired by SAP in 2001, after which Shai Agassi became the CEO of SAP Portals, at that time a fully owned subsidiary of SAP.

•	Responsibilities before realignment: development of the integration and application platform SAP NetWeaver, mySAP SRM and SAP xApps

•	Responsibilities since realignment: product development and technology, industry solutions, product and industry marketing
        Léo Apotheker, 51 years old, business economist. Léo Apotheker first joined SAP in 1988 and became a member of the Executive Board in 2002.

•	Responsibilities before realignment: global field operations, i.e. the sales, consulting, and education activities of the company.

•	Responsibilities since realignment: global field operations, global marketing, field marketing
        Werner Brandt, 51 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International.

•	Responsibilities before realignment: finance and administration, shared services, SAP Ventures

•	Responsibilities since realignment: unchanged
        Claus Heinrich, 49 years old, business management and operations research graduate. Claus Heinrich joined SAP in 1987 and became a member of the Executive Board in 1996.

•	Responsibilities before realignment: Business Solutions Group (BSG) Manufacturing Industries, human resources, labor relations.

•	Responsibilities since realignment: global human resources (including labor relations), quality management, internal IT, development labs (SAP Labs)
        Gerhard Oswald, 51 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996.

•	Responsibilities before realignment: global support, IT infrastructure

•	Responsibilities since realignment: global service and support, custom development
        Peter Zencke, 55 years old, mathematics and economics graduate. Peter Zencke joined SAP in 1984 and became a member of the Executive Board in 1993.

•	Responsibilities before realignment: development of SAP’s Enterprise Services Architecture and platform, global research activities, development labs (SAP Labs)

•	Responsibilities since realignment: research, application platform
        The current members of the Executive Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries as of December 31, 2004 are set forth in Note 34 to our consolidated financial statements in “Item 18. Financial Statements.” Apart from pension obligations, SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member.
        To our knowledge, there are no family relationships among the Supervisory and Executive Board members.
COMPENSATION, SHAREHOLDING, AND DEALINGS OF DIRECTORS AND OFFICERS
        This section outlines the principles that the Company applies to determine compensation for Executive Board and Supervisory Board members and sets out compensation levels and structures. This section also contains information about Executive Board members’ stock-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
Executive Board
Executive Board Compensation
        The Executive Board compensation package is defined by the Compensation Committee of the Supervisory Board, of which the current members are Supervisory Board chairperson Prof. Dr. h. c. mult. Hasso Plattner, Prof. Dr. Wilhelm Haarmann, and Dr. Gerhard Maier.
        Executive Board members’ compensation is intended to reflect the Company’s size and global presence as well as its economic and financial standing. The level is intended to be internationally competitive to reward committed, successful work in a dynamic environment.

        The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element, a variable directors’ profit-sharing bonus, and a stock-based element. A compensation target is set for the total of fixed and directors’ profit-sharing elements. The Company reviews the compensation target every year in the light of SAP’s business and directors’ compensation at comparable companies on the international stage.
        Criteria applying to the elements of Executive Board compensation:

•	The fixed element is paid as a monthly salary.

•	The directors’ profit-sharing element depends on the SAP Group’s success in achieving its target for operating income before stock-based compensation expenses and acquisition-related charges and on software revenue growth. On February 9, 2005 the Supervisory Board’s Compensation Committee assessed the Company’s performance against the agreed target and determined how much directors’ profit-sharing was payable. The Company will make the payment after the Annual General Meeting of Shareholders in May.

•	Stock-based compensation takes the form of share options issued under SAP SOP 2002, a plan that the SAP Annual General Meeting of Shareholders approved on May 3, 2002. Details of the plan and the terms of options under it are set out in Note 23 to our consolidated financial statements in “Item 18. Financial Statements”. For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments that the Executive Board is not responsible for.

•	The number of stock options to be issued to each individual member of the Executive Board was decided by the Compensation Committee at its meeting on February 17, 2004 and reflected the fair value of the options.
        Executive Board members’ compensation in fiscal year 2004:

	2004

		Directors’
		profit
	Salary	sharing	Others*	Total	2003

	€(000)
Prof. Dr Henning Kagermann (CEO)	600	2,461	17	3,078	3,383
Shai Agassi	405	1,641	46	2,092	2,200
Léo Apotheker	400	1,641	0	2,041	2,246
Dr. Werner Brandt	350	1,436	15	1,801	1,864
Prof. Dr. Claus E. Heinrich	400	1,641	16	2,057	2,260
Gerhard Oswald	400	1,641	9	2,050	2,252
Dr. Peter Zencke	400	1,641	20	2,061	2,271
Prof. Dr. h. c. Hasso Plattner (Co-CEO and member until May 9, 2003)					1,450

				15,180	17,926

*	Payout pension contributions, insurance contributions, non-cash benefits (company cars).

        For all members, in 2004 fixed salaries totaled €3,078 thousand (2003: €3,371 thousand) and variable components totaled €12,102 thousand (2003: €14,555 thousand). For members who joined or left the Executive Board during the fiscal year, the table shows only compensation for their time in membership.
        Another factor was the reduction in the number of members from eight to seven in 2003.
        In addition to the compensation above, in 2004 Shai Agassi received €704 thousand (2003: €860 thousand) in cash from stock-based compensation entitlements that he received as a member of the management of TopTier Software, Inc. prior to the acquisition of TopTier by SAP. When it acquired TopTier in 2001, SAP agreed to pay these entitlements to all former employees and managers of TopTier who were still SAP employees after a certain period.
        During 2004, members of the Executive Board received the following stock options under SAP SOP 2002:

Stock options

Prof. Dr. Henning Kagermann (CEO)	50,000
Shai Agassi	28,000
Léo Apotheker	28,000
Dr. Werner Brandt	28,000
Prof. Dr. Claus E. Heinrich	28,000
Gerhard Oswald	28,000
Dr. Peter Zencke	28,000

218,000

        At grant, the fair value of the stock options granted to the Executive Board members under SAP SOP 2002 was €43.61 per option. The term of the options is five years.
Retirement Pension Plan
        On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999 were unaffected.
        In 2004, pension benefits of €247 thousand (2003:nil) were paid to former Executive Board members. As of December 31, 2004, the projected benefit obligation for former Executive Board members was €10,819 thousand (2003: €10,255 thousand).
Stock-based Compensation Awards Held by Executive Board Members
        Members of the Executive Board hold stock-based compensation awards granted to them in previous years under SAP SOP 2002 and LTI Plan 2000. Details and terms of the two plans are set out in Note 23 to the consolidated financial statements.
SAP SOP 2002
        The table below shows stock options held by members of the Executive Board on December 31, 2004, granted in 2003 and 2004 under SAP SOP 2002.
        The exercise prices listed in the table for SAP SOP 2002 stock options are 110% of the base price of an SAP AG ordinary share. The base price is the arithmetic mean SAP share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price is not less than the closing auction price on the day before the issue date.

		Vested as of		Not vested as of
		December 31, 2004		December 31, 2004		Total

	Exercise		Remaining		Remaining		Remaining
	price	Number	term	Number	term	Number	term
	(€)	of options	(years)	of options	(years)	of options	(years)

Prof. Dr. Henning Kagermann (CEO)	90.37	—	—	80,000	3.16	80,000	3.16
	149.99			50,000	4.13	50,000	4.13
Shai Agassi	90.37	—	—	30,000	3.16	30,000	3.16
	99.13	—	—	30,000	3.67	30,000	3.67
	149.99			28,000	4.13	28,000	4.13
Léo Apotheker	90.37	—	—	30,000	3.16	30,000	3.16
	149.99			28,000	4.13	28,000	4.13
Dr. Werner Brandt	90.37	—	—	30,000	3.16	30,000	3.16
	149.99			28,000	4.13	28,000	4.13
Prof. Dr. Claus E. Heinrich	90.37	—	—	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13
Gerhard Oswald	90.37	—	—	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13
Dr. Peter Zencke	90.37	—	—	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13

		—		553,000		553,000

LTI Plan 2000
        Beneficiaries under LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the convertible bond was issued, while the stock option exercise price varies with the performance of the SAP share over time against the Goldman Sachs Software Index.
LTI Plan 2000 Stock Options
        The table below shows stock options held by members of the Executive Board on December 31, 2004, granted in earlier years under LTI Plan 2000.
        The exercise prices listed for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP ordinary share upon exercise of the option on December 31, 2004. The exercise prices are variable. They vary with the performance of the SAP ordinary share over time against the Goldman Sachs Software Index.

		Vested as of		Not vested as of
		December 31, 2004		December 31, 2004		Total

	Exercise	Number	Remaining	Number	Remaining	Number	Remaining
	price (€)	of options	term (years)	of options	term (years)	of options	term (years)

Prof. Dr. Henning Kagermann (CEO)	70.90	28,032	5.14	0	—	28,032	5.14
	86.16	25,987	6.14	13,388	6.14	39,375	6.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	106.44	7,218	7.14	14,657	7.14	21,875	7.14
Dr. Werner Brandt	86.16	0	—	2,125	6.14	2,125	6.14
Prof. Dr. Claus E. Heinrich	70.90	20,532	5.14	0	—	20,532	5.14
	86.16	18,150	6.14	9,350	6.14	27,500	6.14
Gerhard Oswald	86.16	0	—	9,350	6.14	9,350	6.14
	106.44	—	—	20,938	7.14	20,938	7.14
Dr. Peter Zencke	70.90	6,981	5.14	0	—	6,981	5.14
	86.16	9,075	6.14	9,350	6.14	18,425	6.14

		115,975		79,158		195,133

LTI Plan 2000 Convertible Bonds
        The table below shows convertible bonds held by members of the Executive Board on December 31, 2004, granted in earlier years under LTI Plan 2000.
        The exercise prices listed in the table for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP ordinary share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP ordinary share on the business day immediately preceding the grant of the convertible bond.

		Vested as of		Not vested as of
		December 31, 2004		December 31, 2004		Total

	Exercise	Number	Remaining	Number	Remaining	Number	Remaining
	price (€)	of bonds	term (years)	of bonds	term (years)	of bonds	term (years)

Prof. Dr. Henning Kagermann (CEO)	290.32	22,425	5.14	0	—	22,425	5.14
	191.25	20,790	6.14	10,710	6.14	31,500	6.14
	151.50	29,700	7.14	60,300	7.14	90,000	7.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	334.67	23,850	5.14	0	—	23,850	5.14
	191.25	19,800	6.14	10,200	6.14	30,000	6.14
	151.50	5,775	7.14	11,725	7.14	17,500	7.14
Dr. Werner Brandt	191.25	3,300	6.14	1,700	6.14	5,000	6.14
	151.50	9,900	7.14	20,100	7.14	30,000	7.14
Prof. Dr. Claus E. Heinrich	290.32	16,425	5.14	0	—	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	16,500	7.14	33,500	7.14	50,000	7.14
Gerhard Oswald	290.32	16,425	5.14	0	—	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	8,250	7.14	16,750	7.14	25,000	7.14
Dr. Peter Zencke	290.32	16,425	5.14	0	—	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	16,500	7.14	33,500	7.14	50,000	7.14

		269,625		220,925		490,550

        Rights exercised by members of the Executive Board in 2004 under LTI Plan 2000 stock options and convertible bonds:

	Stock Options		Convertible Bonds

		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	of options	per option (€)	of bonds	per bond (€)

Gerhard Oswald	26,368	88.02	—	—
Dr. Werner Brandt	4,125	76.56	—	—

	30,493	86.47	—	—

Executive Board Shareholdings
        No member of the Executive Board holds more than 1% of the subscribed capital of SAP AG. Members of the Executive Board held a total of 23,971 SAP shares on December 31, 2004. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for information regarding shareholdings as of March 8, 2005.
        The table below shows Directors’ dealings transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2004.
Transactions in SAP Shares and ADRs

Notifying party	Transaction date	Transaction	Number	Unit price

Shai Agassi	October 28, 2004	Purchase of ADRs	70,000	U.S.$42.5593
Dr. Werner Brandt	July 30, 2004	Exercise of subscription right	4,125	€76.5640
	July 30, 2004	Sale of shares	4,125	€132.4160
Gerhard Oswald	May 17, 2004	Exercise of subscription right	6,981	€69.3009
	May 17, 2004	Exercise of subscription right	10,312	€104.0341
	May 17, 2004	Exercise of subscription right	9,075	€84.2106
	May 17, 2004	Sale of shares	26,368	€122.63
Other Information
        In 2004, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board.
        We have entered into employment agreements with each member of our Executive Board that generally provide for a five year term of employment and that require Executive Board members to devote their entire working efforts to SAP. Included in the compensation described above, the employment agreements provide for certain benefits including the use of a company car, certain death and disability benefits and insurance coverage. Certain of the employment agreements contain non-compete obligations in favor of SAP that among other things and subject to certain exceptions prevent the executive from being employed by competitors of SAP for a year after leaving SAP in return for payment during that period of 50% of the executive’s final annual compensation. Those employment agreements further provide that, in the event the Executive Board member ceases to be a member of the Executive Board or is terminated by SAP other than for cause or if the Executive Board member voluntarily leaves the employment of SAP upon certain events including a change of control of SAP, the Executive Board member is entitled to receive a single payment consisting of the present value of his base salary and target variable compensation for the remainder of the term of the agreement.
        As far as the law permits, SAP AG and SAP AG’s affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end the Company maintains group liability insurance for its directors and officers. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. SAP does not believe that the motivation and responsibility that the members of the SAP Executive and Supervisory Boards bring to their duties can be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.
Supervisory Board
Supervisory Board Compensation
        SAP AG Supervisory Board compensation is governed by the Company’s Articles of Incorporation, section 16. It provides that each member of the Supervisory Board receives compensation composed of a fixed element and a variable element as well as reimbursement of his or her expenditure. The variable element is linked to the dividend. The chairperson and deputy chairperson are paid more fixed compensation and more variable compensation than the other members.
        The fixed element is €50,000 for the chairperson, €37,500 for the deputy chairperson, and €25,000 for other members of the Supervisory Board. The fixed element is paid after the end of the fiscal year.
        For each €0.01 by which the dividend distributed per share exceeds €0.40, the variable element is €2,000 for the chairperson, €1,500 for the deputy chairperson, and €1,000 for other members of the Supervisory Board. The variable element is paid on the first business day following the Annual General Meeting of Shareholders resolving upon the appropriation of the retained earnings for the relevant fiscal year.
        The aggregate compensation cannot exceed €100,000 for the chairperson, €75,000 for the deputy chairperson, and €50,000 for other members.

        Subject to resolutions of the Annual General Meeting of Shareholders on May 12, 2005, the compensation paid to Supervisory Board members in respect of fiscal year 2004 will be as set out in the table below.

	2004
				2003
	Fixed	Variable	Total	Total
	compensation	compensation	compensation	compensation

	€(000)
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson) (Member and Chairperson since May 9, 2003)	50.0	50.0	100.0	66.7
Helga Classen (Deputy Chairperson)	37.5	37.5	75.0	75.0
Willi Burbach	25.0	25.0	50.0	50.0
Prof. Dr. Wilhelm Haarmann	25.0	25.0	50.0	50.0
Dietmar Hopp (Chairperson until May 9, 2003)	25.0	25.0	50.0	70.8
Bernhard Koller	25.0	25.0	50.0	50.0
Christiane Kuntz-Mayr	25.0	25.0	50.0	50.0
Klaus-Dieter Laidig (Member until May 9, 2003)	0	0	0	20.8
Lars Lamadé	25.0	25.0	50.0	50.0
Dr. Gerhard Maier	25.0	25.0	50.0	50.0
Dr. h. c. Hartmut Mehdorn	25.0	25.0	50.0	50.0
Pekka Ala-Pietilä	25.0	25.0	50.0	50.0
Prof. Dr. Dr. h. c. August-Wilhelm Scheer	25.0	25.0	50.0	50.0
Dr. Barbara Schennerlein	25.0	25.0	50.0	50.0
Stefan Schulz	25.0	25.0	50.0	50.0
Dr. Dieter Spöri	25.0	25.0	50.0	50.0
Dr. h. c. Klaus Tschira	25.0	25.0	50.0	50.0

Total	437.5	437.5	875.0	883.3

        Supervisory Board compensation in respect of fiscal year 2003, totaling €883.3 thousand, comprised fixed and variable elements in equal measure. In addition, SAP reimburses to members of the Supervisory Board the value-added tax payable on their compensation.
Stock-based Compensation Contracts Held by Supervisory Board Members
        Members are not offered stock options or other stock-based compensation for their Supervisory Board work. Any stock options or other stock-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Supervisory Board Shareholdings
        Note 22 to the consolidated financial statements in “Item 18. Financial Statements” shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson), Dietmar Hopp, and Klaus Tschira, and the companies they control, on December 31, 2004. No other member of the Supervisory Board held more than 1% of SAP’s subscribed capital. On December 31, 2004, Supervisory Board members held 106,789,190 SAP shares. Please refer to “Item 7. Major Shareholders and Related Party Transactions” for information regarding shareholdings as of March 8, 2005.

        The table below shows Directors’ dealings transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2004.

Transactions in SAP Shares and ADRs

Notifying party	Transaction date	Transaction	Number	Unit price

Hasso Plattner Förderstiftung, gemeinnützige GmbH	December 14, 2004	Sale of shares	745,546	€134.13
Dr. h.c. Klaus Tschira	July 27, 2004	Security loan transfer of shares	1,500,000
	July 27, 2004	Right and duty to accept return of shares	1,500,000
	July 27, 2004	Purchase of single derivative instrument (Number = shares underlying)	1,125,000	€127.65
Other Information
        In 2004, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Supervisory Board.
        Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May, 2003. The contract does not provide for any remuneration. The only cost incurred by SAP in 2004 under the contract was the reimbursement of expenses. As far as the law permits, SAP AG indemnifies Supervisory Board members against, and holds them harmless from, claims brought by third parties. To this end the Company maintains directors’ and officers’ group liability insurance. See “other information” in the Executive Board section above for more information about the insurance.
EMPLOYEES
        As of December 31, 2004, we employed 32,802 people worldwide, which represented an increase of 8% from December 31, 2003. Of the total employees, 14,023 employees were based in Germany and 5,156 in the U.S. The following table sets forth the number of employees at December 31, 2004, 2003 and 2002:

	Employees as of December 31,

	2004				2003				2002

	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total

Customer Service & Support	8,500	3,144	2,029	13,673	8,111	2,881	1,721	12,713	8,318	3,014	1,607	12,939
Research & Development	7,412	1,091	1,626	10,129	7,042	1,084	974	9,100	6,277	1,194	702	8,173
Sales & Marketing	3,113	1,731	814	5,658	3,112	1,434	721	5,267	3,075	1,427	641	5,143
General & Administrative	2,205	737	400	3,342	2,163	681	327	3,171	2,090	710	319	3,119

SAP Group	21,230	6,703	4,869	32,802	20,428	6,080	3,743	30,251	19,760	6,345	3,269	29,374

        Certain employees that are employed by SAP but that are currently not working or that work part time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material. Expressed in average number of full-time equivalents (FTEs), our workforce increased from 29,098 in 2003 to 31,224 in 2004.
        Sales revenue per employee equaled €229,086 for the year ended December 31, 2004, down from €232,211 for the year ended December 31, 2003. It was a declared aim of the Company to increase operating margin in 2004, therefore, as in the previous year, SAP established a stringent and selective hiring policy. The majority of recruits joined research and development (R&D), which grew 11%. Sales and marketing employees increased 7%, the number of employees in service and support increased 8%, and general and administration headcount increased 5%.
        Apart from selective measures, significant layoffs did not occur despite a difficult economic environment in some regions.
        We consider our employees as our most important success factor and would therefore wish to recruit new highly qualified employees in the future. At the same time, SAP continues to actively train its employees. As in previous years, SAP University’s broad offering of classroom training and Web-based courses as well as SAP’s training line of business played a key role in 2004. Through such measures, SAP ensures that its employees maintain and build on their high level of training.
        None of our employees are subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are excellent.
SHARE OWNERSHIP
Beneficial Ownership of Shares
        The ordinary shares beneficially owned by Dietmar Hopp (member of the Supervisory Board), Hasso Plattner (Chairperson of the Supervisory Board) and Klaus Tschira (member of the Supervisory Board) and/or companies affiliated with aforementioned individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of the ordinary shares as of March 8, 2005.
Stock-Based Compensation Plans
SAP SOP 2002
        At the 2002 Annual General Shareholders’ Meeting, our shareholders approved the SAP Stock Option Plan (“SAP SOP 2002”). The SAP SOP 2002, which provides for the issuance of stock options to the members of the Executive Board, members of subsidiaries’ boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, replaced the LTI 2000 Plan described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, with the approval of the Supervisory Board, on or before April 30, 2007, up to 19,015,415 stock options.
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
        As of March 8, 2005, 8,756 thousand options have been granted to participants under the SAP SOP 2002, none of which are exercisable at this time.
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
        By resolution of the Annual General Shareholders’ Meeting on May 3, 2002, the authorization to issue convertible bonds and stock options under the LTI Plan, to the extent not yet made use of, was revoked. In addition, the contingent capital for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI Plan was reduced to the amount necessary to secure all convertible bonds and stock options already granted under the LTI Plan. In total SAP AG issued approximately 8.68 million convertible bonds and approximately 3.63 million stock options under the LTI Plan.
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
        By resolution of the Annual General Shareholders’ Meeting held on May 6, 2004, the Executive Board was authorized to repurchase on or before October 31, 2005 up to 30.0 million shares in SAP AG subject to the provision that the shares purchased by virtue of this authorization, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP AG’s capital stock. Such repurchased ordinary shares may be used to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI Plan and our obligations upon the exercise of stock options under the SAP SOP 2002. This resolution replaced the resolution of the Annual General Shareholders’ Meeting of May 9, 2003, which authorized the Executive Board to acquire on or before October 31, 2004, up to 30.0 million shares in SAP to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI Plan and the exercise of stock options under the SAP SOP 2002. These repurchases of ordinary shares are expected to reduce the dilutive effects on earnings per share. As of March 8, 2005, we have repurchased 518 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the LTI Plan.
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
        2005 STARs. In March 2005 the Supervisory Board approved the granting of approximately 4.7 million 2005 STARs to selected employees who are not granted stock options under the SAP SOP 2002 in the year 2005. The 2005 STARs grant value of €121.87 is based upon the average fair market value of one ordinary share over the 20 business days from the day after the announcement of our 2004 preliminary results on January 26, 2005.
        The valuations of the 2005 STARs for the quarterly periods ending December 31 are based on the amount by which the grant price of €121.87 is exceeded by the average fair market value of one ordinary share as quoted on the XETRA trading system over the 20 consecutive business days commencing on the day after the announcement of our preliminary annual results for 2005 and 2006. The other quarterly valuations are based on the amount by which the grant price of €121.87 is exceeded by the average fair market value of an ordinary share quoted on the XETRA trading system over the five consecutive business days commencing on the day after the announcement of our quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.
        The cash payout value of each 2005 STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2005 STARs on March 31, 2007 and January 31, 2008, each payment equal to 50% of the total payout amount. Participants will receive 2005 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.
        2004 STARs. In March 2004 the Supervisory Board approved the granting of approximately 3.5 million 2004 STARs to selected employees who are not granted stock options under the SAP SOP 2002 in the year 2004. The 2004 STARs grant value of €134.35 is based upon the average fair market value of one ordinary share over the 20 business days from the day after the announcement of our 2003 preliminary results on January 22, 2004.
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
        The cash payout value of each 2004 STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2004 STARs on March 31, 2006 and January 31, 2007, each payment equal to 50% of the total payout amount. Participants will receive 2004 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.
        2003 STARs. In March 2003, we granted 3.8 million 2003 STARs to selected employees who were not granted stock options under the SAP SOP 2002 in the year 2003. The grant price of the 2003 STARs was €84.91 based upon the average fair market value of one ordinary share over the 20 business days from the day the announcement of our 2002 preliminary results on January 30, 2003. The final STAR 2003 value was fixed in February 2004, at €39.29. Participants will receive payments with respect to the 2003 STARs on March 31, 2005 and January 31, 2006, each payment equal to 50% of the total payout amount. Participants will receive 2003 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.
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
1994 Bonds
        SAP had outstanding convertible bonds issued in 1994 to eligible participants, each of which was convertible (after the 1:3 share split in 2000 and the conversion of preference shares into ordinary shares in 2001) into three ordinary shares (the “1994 Bonds”). The conversion rights of the 1994 Bonds became exercisable for the first time on September 30, 1996. The last exercise date was June 30, 2004. After this date, all outstanding bonds became void.
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
U.S. Employee Stock Purchase Plans
        We maintain three plans which allow for our U.S. employees to acquire equity securities of SAP AG as follows: (i) an Employee Discount Stock Purchase Plan (“U.S. Discount Plan”); (ii) an employee non-discount purchase plan (the “U.S. Non-discount Plan”); and (iii) the ADR Stock Fund (the “ADR Stock Fund”)

available under the SAP America, Inc. 401(k) Plan (“401(k) Plan”). Under the U.S. Discount Plan, eligible employees are able to purchase ADSs through semi-monthly payroll deductions of up to an annual aggregate of 10% of their annual compensation or $21,250, whichever is less, and we contribute 15% of the ADS’s purchase price as well as the assumption of ancillary purchase expenses. Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADSs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee’s eligible compensation. We do not make any contributions in connection with the U.S. Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. U.S. employees may contribute up to 15% for highly compensated employees and up to 25% for non-highly compensated employees of their pretax and after tax payroll under the 401(k) Plan, and we contribute 50% of the contributed amounts up to 6% of the pretax and after tax pay not to exceed $4,500 per year. Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant.
Other Foreign Stock Purchase Plans
        Although we maintain and are in the process of introducing various employee stock purchase plans similar to our German and U.S. plans in the majority of our remaining foreign subsidiaries, the combined impact of these plans on our results of operations, net income and cash flows is not material.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
        The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who our shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the U.S. by means of American Depositary Shares (ADS). Each ADS represents one fourth of one ordinary share. On March 8, 2005, based upon information provided by the ADS depositary, the Deutsche Bank Trust Company Americas, there were 102,180,096 ADSs, representing approximately 25,545,024 ordinary shares, held of record by 1,214 registered holders. The ordinary shares underlying such ADSs represented 8.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.
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
        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 8, 2005 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. Apart from the shares transfer as set forth in the footnotes to this table, there was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three business years. None of the major shareholders have special voting rights.

	Ordinary Shares
	Beneficially Owned

		% of
Principal Shareholders	Number	Outstanding

Dietmar Hopp Stiftung GmbH	28,017,300	8.862%
Golf-Club St. Leon-Rot GmbH & Co. Betriebs oHG	4,811,495	1.522%

Dietmar Hopp, Member Supervisory Board, collectively(1)	32,828,795	10.384%
Hasso Plattner GmbH & Co. Beteiligungs-KG(2)	31,239,740	9.881%
Hasso Plattner Förderstiftung GmbH	5,254,454	1.662%

Hasso Plattner, Chairperson Supervisory Board, collectively(3)	36,494,194	11.544%
Dr. h.c. Klaus Tschira Beteiligungs GmbH & Co. KG	15,832,660	5.008%
Klaus Tschira Stiftung gGmbH	16,154,800	5.110%
Klaus Tschira, Member Supervisory Board	500,000	0.158%

Klaus Tschira, Member Supervisory Board, collectively(4)	32,487,460	10.276%
Executive Board Members as a group (7 persons)(5)	30,346	0.010%
Supervisory Board Members as a group (16 persons)	101,814,837	32.205%

Executive Board Members and Supervisory Board Members as a group (23 persons)	101,845,183	32.215%
Options and convertible bonds that are vested and exercisable within 60 days of March 8, 2005, held by Executive Board Members and Supervisory Board Members, collectively(5)	943,301	N/A

(1)	Dietmar Hopp exercises sole voting and dispositive power in Dietmar Hopp Stiftung GmbH and Golf-Club St. Leon-Rot GmbH & Co. Betriebs oHG.

(2)	Hasso Plattner owns a 100% partnership interest in and controls Hasso Plattner GmbH & Co. Beteiligungs-KG.

(3)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG and in Hasso Plattner Förderstiftung gGmbH.

(4)	Klaus Tschira exercises shared voting and dispositive power in Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(5)	Includes 529,202 stock options and 414,099 convertible bonds.
        We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.
RELATED PARTY TRANSACTIONS
        In March 2005, SAP entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multi-purpose arena in Mannheim, Germany will be named “SAP Arena” (together with the right to use the SAP logo for certain purposes) and SAP will receive the right to use certain reserved seating in the arena and to hold certain events in the arena. The fees required to be paid by SAP pursuant to these agreements are immaterial to SAP.
        See Note 35 in “Item 18. Financial Statements” for further information on related party transactions.

ITEM 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
        See “Item 18. Financial Statements” and pages F-1 through F-66 and S-1.
OTHER FINANCIAL INFORMATION
Legal Proceedings
        The bankruptcy trustee for the United States company FoxMeyer Corp. (“FoxMeyer”) instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler and licensee of our R/3 system software. FoxMeyer’s bankruptcy trustee (“Trustee”) alleged that the software failed to perform properly, damaging FoxMeyer’s business, and that such failure was a significant factor contributing to FoxMeyer’s bankruptcy in 1996 and its subsequent liquidation.
        On June 23, 2004, we reached a settlement agreement with FoxMeyer pursuant to which we were required to pay a specified amount to FoxMeyer and to which all outstanding disputes and litigation were dismissed by order of the United States Bankruptcy Court for the District of Delaware dated August 30, 2004. We paid FoxMeyer the settlement amount on September 9, 2004. The terms of the settlement did not require us to make any changes to our business practices. The settlement amount did not have a material impact on SAP’s financial position or result of operations. Furthermore, the settlement amount was materially consistent with the amount we had previously accrued.
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
Dividend Policy
        Dividends are jointly proposed by SAP AG’s Supervisory Board and Executive Board based on SAP AG’s year-end stand-alone financial statements, subject to approval at the Annual General Shareholders’ Meeting and are officially declared for the prior year at SAP AG’s Annual General Shareholders’ Meeting. SAP AG’s Annual General Shareholders’ Meeting usually convenes during the second quarter of each year. Since ordinary shares are in bearer form, dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Shareholders’ Meeting. One SAP ADS represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADS is calculated as one-fourth of the dividend of one SAP AG share and is dependent on the euro/ U.S. dollar exchange rate. Record holders of the ADSs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.”
        The amount of dividends paid on the ordinary shares depends on the amount of distributable profits as reported in SAP AG’s year-end stand-alone financial statements, which depends in part upon our performance. The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors.

ITEM 9. THE OFFER AND LISTING
GENERAL
        The ordinary shares are listed on each of the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. The ordinary shares were delisted from the Zürich Stock Exchange on February 1, 2005. In addition, the ordinary shares are traded in the over-the-counter markets (Freiverkehr) in Germany. The principal trading market for the ordinary shares is the Frankfurt Stock Exchange. The ordinary shares are issued only in bearer form.
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
        Effective August 3, 1998, the ADSs were listed on the New York Stock Exchange (“NYSE”) originally representing a fraction of a preference share. Due to the conversion of preference shares into ordinary shares, the latter were registered with the NYSE as the underlying security for the ADSs. The ADSs trade on the NYSE under the symbol “SAP” and currently each represents one-fourth of one ordinary share. The Depositary for the ADSs pursuant to the Deposit Agreement was The Bank of New York until December 2004, when it was succeeded by Deutsche Bank Trust Company Americas.
Trading on the Frankfurt Stock Exchange
        The Frankfurt Stock Exchange, operated by Deutsche Börse AG, is the largest of the eight German stock exchanges, accounting for approximately 86% of the turnover of all German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange (including XETRA) in 2004 amounted to €2.8 trillion (based on the Frankfurt Stock Exchange’s practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments. On December 31, 2004, the equity securities of 6,209 corporations, including 5,393 non-German corporations, were traded on the Frankfurt Stock Exchange, including over-the-counter markets.
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

	Price per		Price per
	Ordinary Share(1)		Preference Share(1)(2)		DAX(3)

	High	Low	High	Low	High	Low

	(in €)		(in €)
Annual Highs and Lows
2000	286.33	112.65	349.96	140.94	8,064.97	6,200.71
2001	180.90	100.00	N/A	N/A	6,795.14	3,787.23
2002	176.30	41.65	N/A	N/A	5,462.55	2,597.88
2003	134.00	67.65	N/A	N/A	3,965.16	2,202.96
2004	142.70	116.12	N/A	N/A	4,261.79	3,646.99
Quarterly Highs and Lows
2003
First Quarter	93.74	67.65	N/A	N/A	3,157.25	2,202.96
Second Quarter	112.30	70.50	N/A	N/A	3,304.15	2,450.19
Third Quarter	126.26	97.36	N/A	N/A	3,668.67	3,146.55
Fourth Quarter	134.00	105.95	N/A	N/A	3,965.16	3,276.64
2004
First Quarter	142.70	120.45	N/A	N/A	4,151.83	3,726.07
Second Quarter	138.31	122.44	N/A	N/A	4,134.10	3,754.37
Third Quarter	136.02	116.12	N/A	N/A	4,035.02	3,646.99
Fourth Quarter	139.49	126.55	N/A	N/A	4,261.79	3,854.41
Monthly Highs and Lows
2004
July	136.02	123.35	N/A	N/A	4,035.02	3,752.59
August	132.03	116.12	N/A	N/A	3,877.32	3,646.99
September	130.20	120.78	N/A	N/A	3,991.02	3,817.62
October	133.53	126.55	N/A	N/A	4,049.66	3,854.41
November	139.49	134.45	N/A	N/A	4,183.41	4,012.64
December	137.20	130.00	N/A	N/A	4,261.79	4,150.41
2005
January	133.34	118.00	N/A	N/A	4,316.40	4,201.81
February	125.28	118.60	N/A	N/A	4,402.03	4,279.97
March (through March 8)	124.00	122.75	N/A	N/A	4,428.09	4,373.27

(1)	Since January 1, 2000, ordinary share prices are obtained from XETRA. Similarly, preference share prices between January 1, 2000 and June 18, 2001 were obtained from XETRA.

(2)	All amounts for the preference shares shown reflect the highs and lows through June 18, 2001 due to the conversion of preference shares to ordinary shares.

(3)	The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX are disclosed on XETRA.
        On March 8, 2005, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €124.00, as provided by the Deutsche Börse AG.
Trading on the NYSE
        SAP AG’s ordinary shares are traded in the U.S. by means of American Depositary Shares (“ADSs”). Each ADS represents one fourth of one ordinary share. On March 8, 2005, based upon information provided by the ADS depositary, Deutsche Bank Trust Company Americas, there were 102,180,096 ADSs, representing approximately 25,545,024 ordinary shares, held of record by 1,214 registered holders. The ordinary shares underlying such ADSs represented 8.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

	Price per ADS

	High	Low

	(in U.S.$)
Annual Highs and Lows
2000	83.94	31.75
2001	47.64	23.00
2002	38.84	10.05
2003	41.80	18.46
2004	45.45	35.50
Quarterly Highs and Lows
2000
First Quarter	83.94	44.87
Second Quarter	59.19	40.94
Third Quarter	67.81	46.06
Fourth Quarter	62.19	31.75
2001
First Quarter	47.64	28.59
Second Quarter	40.99	24.39
Third Quarter	37.73	23.00
Fourth Quarter	34.80	25.09
2002
First Quarter	38.84	32.41
Second Quarter	38.30	22.68
Third Quarter	23.51	11.25
Fourth Quarter	22.65	10.05
2003
First Quarter	25.00	18.46
Second Quarter	33.40	19.18
Third Quarter	34.50	27.56
Fourth Quarter	41.80	31.13
2004
First Quarter	45.27	36.97
Second Quarter	41.95	36.71
Third Quarter	41.68	35.50
Fourth Quarter	45.45	39.20
Monthly Highs and Lows
2004
July	41.68	37.96
August	40.05	35.50
September	40.25	36.39
October	42.65	39.20
November	45.35	42.78
December	45.45	43.05
2005
January	44.04	38.52
February	40.75	38.58
March (through March 8)	41.23	40.02

        On March 8, 2005, the closing sales price per ADS on the NYSE was U.S.$41.23, as reported on the NYSE Composite Tape.
ITEM 10. ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
Organization and Register
        SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) maintained by court in Heidelberg, Germany, under the entry number “HRB 269-Wie.” As of January 1, 2003, SAP AG publishes its official notices in the Internet version of the Federal Gazette (www.ebundesanzeiger.de).
Objectives and purposes
        Section 2 of SAP AG’s Articles of Incorporation states that our objectives involve, directly or indirectly, the development, production and marketing of products and the provision of services in the field of information technology, including:

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
Corporate Governance
Introduction.
        The primary source of law relating to corporate governance of a German stock corporation is the German Stock Corporation Act, but other relevant rules with impact on corporate governance are also contained in the Security Trading Act, Securities Purchase and Takeover Act, Stock Exchange Admission Regulations, Commercial Code and other statutes. In addition to these mandatory rules, in February 2002, a government commission appointed by the German Minister of Justice adopted the German Corporate

Governance Code (“GCGC”), which has since been amended. The GCGC consists of recommended cooperate governance standards. The Section 161 of the Stock Corporation Act, however, requires the Executive and the Supervisory Board of exchange-listed companies, such as SAP AG, to declare annually that the recommendations set forth in the GCGC have been and are being complied with, or which of the recommendations are not being applied. SAP AG disclosed deviations from the GCGC in 2002, 2003 and 2004 in a declaration of compliance, which is available on our website (www.sap.com).
        In December 2001 SAP AG was one of the first German listed companies to publish its own corporate governance rules — “SAP’s Principles of Corporate Governance.” After the adoption of the GCGC in 2002, SAP adjusted its own principles according to those standards and an update of SAP’s Principles of Corporate Governance was published in August 2002 and March 2004. The purpose of “SAP’s Principles of Corporate Governance” which reflect the accepted standard of corporate governance for German stock corporations is to provide a framework of responsible, value oriented management and control policies for our company according to or where necessary complementing the applicable provisions of law. SAP’s Principles of Corporate Governance are available on our website (www.sap.com). On the same website, we made available a statement of how SAP’s corporate governance practices vary from those of U.S. corporations under New York Stock Exchange Listing Standards according to Section 303A.11 of the New York Stock Exchange Corporate Governance Rules in 2004.
        The Sarbanes-Oxley Act, enacted into law in July 2002, strengthens protection of shareholders by imposing new corporate governance and reporting requirements on publicly traded companies in the U.S. As SAP AG is a publicly traded company listed on the New York Stock Exchange, we have taken steps to comply with the applicable regulations of the Sarbanes-Oxley Act and the regulations of the Corporate Governance Rules of the New York Stock Exchange including establishing a Disclosure Committee and enhancing the monitoring of internal control processes.
        SAP AG, as a German stock corporation, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Shareholders’ Meeting. Their rules are defined by German law and by SAP’s Articles of Incorporation (Satzung) and may be briefly summarized as follows:
The Supervisory Board.
        The Supervisory Board appoints and removes the members of the Executive Board and oversees and advises the management of the corporation. At regular intervals it meets to discuss current business as well as business development, and planning. The SAP Executive Board must consult with the Supervisory Board concerning the corporate strategy, which is developed by the Executive Board. The Supervisory Board must also approve the annual budget of SAP upon submission by the Executive Board and certain subsequent deviations from the approved budget. The Supervisory Board is also responsible for representing SAP AG in transactions between SAP AG and Executive Board members.
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
        The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires supervisory boards of corporations with more than 2000 employees to be equally staffed by representatives of the shareholders and representatives of the employees. The minimum total number of Supervisory Board members, and thus the minimum number of shareholder representatives and employee representatives is legally fixed and depends on the number of employees employed by the corporation and its German subsidiaries. Our Supervisory Board currently consists of 16 members, of which 8 members have been elected by SAP AG’s shareholders at the Annual General Shareholders’ Meeting and 8 members which have been elected by SAP’s employees.

Previously, the Supervisory Board consisted of 12 members, of which 6 were elected by the shareholders and 6 were elected by SAP employees. Since the number of employees of SAP AG and its affiliates in Germany exceeded 10,000 in 2001, the Supervisory Board was enlarged to 16 members subsequent to the Annual General Shareholders’ Meeting in May 2002.
        Any Supervisory Board member elected by the shareholders at the Annual General Shareholders’ Meeting may be removed by three-quarters of the votes cast at the Annual General Shareholders’ Meeting. Any Supervisory Board member elected by the employees may be removed by three quarters of the votes cast by employees.
        The Supervisory Board elects a chairman and a deputy chairman among its members by a majority of vote of its members. If such majority is not reached on the first vote, the chairman will be chosen solely by the members elected by the shareholders and the deputy chairman will be chosen solely by the members elected by the employees. Unless otherwise provided by law, the Supervisory Board acts by simple majority. In the case of any deadlock the chairman has the deciding vote.
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
        The focus of the Audit Committee (Bilanzprüfungsausschuss) is the discussion and the monitoring of the independent auditors reports about SAP companies and SAP AG financial statements as well as the Review of SAP companies and SAP AG operations, a document required under German law. The Audit Committee proposes appointment of the auditor and its compensation to the Supervisory Board, determines special audit areas and discusses critical accounting policies with and reviews audit issues identified by the auditor and monitors the auditor’s independence. SAP’s Internal Audit Department reports upon request or at the occurrence of certain audit findings, but in any case at least once a year directly to the Audit Committee.
        The Audit Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.
        The Audit Committee is currently composed of 4 members: Bernhard Koller, Wilhelm Haarmann, Stefan Schulz and Klaus Tschira. The Supervisory Board has determined Wilhelm Haarmann to be a financial expert as defined in Section 407 of the Sarbanes-Oxley Act. See “Item 16A. Audit committee financial expert” for details.
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
        The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues. Furthermore it regularly discusses venture capital investments and other equity investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits.
        Required by the German Determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the 2/3 majority required for appointing/revoking the appointment of Executive Board members is not attained. This committee has never held a meeting in SAP AG’s history.
        The Technology Committee (Technologieausschuss) monitors technology transactions and provides the Supervisory Board with in-depth technical knowledge.
        The duties, procedures and committees of the Supervisory Board are specified in bylaws and in SAP’s Principles of Corporate Governance, respectively. Major decisions of the Executive Board require Supervisory Board approval.
        According to the latest adjustments to SAP’s Principles of Corporate Governance as mentioned above, the granting of loans to Senior Management is not permitted. The Supervisory Board, according to SAP’s Principles of Corporate Governance, also can no longer approve such loans.
The Executive Board.
        The Executive Board manages the corporation’s business, is responsible for preparing its strategy and represents it in dealings with third parties. The Executive Board reports regularly to the Supervisory Board about SAP operations and business strategies and prepares special reports upon request. A person may not serve on the Executive Board and on the Supervisory Board of a corporation at the same time.
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
        SAP has implemented a Code of Business Conduct for employees covering the following topics: Conflict of interest, personal gain, bribery and corruption, confidentiality, financial concerns, conduct with customers, ventures, competitors and partners and trading in shares (addressing insider trading concerns). The employee code and SAP’s Principles of Corporate Governance are equally applicable to managers and members of the Executive Board. See “Item 16B. Code of Ethics” for details.
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
The Annual General Shareholder Meeting.
        The Annual General Shareholders’ Meeting ratifies the actions of SAP AG’s Supervisory Board and the Executive Board. It approves the amount of the appropriation of retained earnings, the appointment of an independent auditor, the election of the members of the Supervisory Board and certain significant corporate transactions. Pursuant to the German Stock Corporation Act, any conditional capital increase or use of treasury shares to offer stock options or similar equity compensation to employees must be ratified by the shareholders. The shareholders have to approve any significant aspects of such a plan as well as the exercise threshold. The Annual General Shareholders’ Meeting must be called by the Executive Board within the first eight months of each fiscal year. If a meeting is not timely called, shareholders, which hold in the aggregate 5% of the issued share capital or shares with a nominal value of at least €500,000 may demand an Extraordinary General Shareholders’ Meeting.
Share Capital.
        As of December 31, 2004 the share capital of SAP AG was €316,003,600, consisting of 316,003,600 no-par ordinary shares. The ordinary shares are issued only in bearer form.
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
        Some of the significant provisions under German law and SAP AG’s Articles of Incorporation relating to the capital stock of SAP AG may be summarized as follows:

•	Capital Increases. The capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including employee stock option plans and the issuance of shares upon conversion of convertible bonds and exercise of stock options. The Executive Board may only issue new shares with regard to the contingent capital for the specified purposes by law. Capital increases require an approval by 75% of the issued shares present at the Shareholders’ Meeting at which the increase is proposed and require an amendment to the Articles of Incorporation.

•	Authorized and Contingent Capital. Information regarding our authorized and contingent capital is included in Note 22 in “Item 18. Financial Statements.”

•	Capital Reduction. The share capital may be reduced by an amendment of the Articles of Incorporation approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting.

•	Preemptive Rights. Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting) or by the Executive Board authorized by such shareholders’ resolution and subject to the consent of the Supervisory Board.

•	Liquidation. If SAP AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

•	No Limitation on the right to own securities, including on Foreign Ownership. With the exception of buying back treasury stock by a stock corporation, which is limited to 10% of the share capital, there are no limitations under German law or in SAP AG’s Articles of Incorporation on the right to own securities, including on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares.
        According to the German stock corporation law, the rights of shareholders can not be amended without shareholders’ consent. The Articles of Incorporation do not provide more stringent conditions than are required by German law.
Voting Rights.
        Each ordinary share represents one vote. Cumulative voting is not permitted under German law. SAP AG’s Articles of Incorporation provide that resolutions are passed at general shareholders’ meetings by the majority as required by law. This means that resolutions could be passed by a majority of votes cast, unless the law requires a higher vote. Additionally, German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the general shareholders’ meeting at which the matter is proposed:

•	changing the objectives provision in the articles of incorporation;

•	capital increases and capital decreases;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolution;

•	a merger into, or a consolidation with, another company;

•	a transfer of all or virtually all of the assets; and

•	a change of corporate form.
Shareholder Meetings.
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
        Among other things, the shareholders are asked to ratify the actions of the Executive Board and the Supervisory Board during the prior year, approve the distribution of the corporation’s profits and to appoint an independent auditor as well as amendments of our Articles of Incorporation. Shareholder representatives to the Supervisory Board are elected at the Annual General Shareholders’ Meeting for terms of approximately five years.
        The influence of the Shareholders’ Meeting is limited by applicable law. The Shareholders’ Meeting can only make management decisions if requested to do so by the Executive Board.
Change in Control.
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
Disclosure of Share Holdings.
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
Currency Conversion — Dividends
        See “Item 3. Key Information — Dividends” and “Item 8. Financial Information — Dividend Policy.”
MATERIAL CONTRACTS
        This section provides a summary of all material contracts not in the ordinary course of business to which we are a party and that have been entered into during the fiscal year ended December 31, 2004. We did not enter into any such contracts for the fiscal year ended December 31, 2003. The agreement described below has been filed as an exhibit to this Annual Report on Form 20-F.
Credit Facility Agreement
        On November 5, 2004, we entered into a Syndicated Multicurrency Revolving Credit Facility Agreement with an initial term of 5 years (the “Credit Agreement”) among SAP; the lenders named in the

Credit Agreement; ABN AMRO Bank N.V., BNP Paribas, Deutsche Bank AG and J.P. Morgan plc as Mandated Lead Arrangers; and ABN AMRO N.V. London Branch as Agent (the “Agent”).
        Under the Credit Agreement, we may borrow up to €1,000,000,000, and amounts borrowed and prepaid as described below may be reborrowed. We are required to pay a commitment fee of 0.07% per annum on unused amounts of the available credit. The use of the Credit Agreement is not restricted by any financial covenants.
        Any borrowings will bear interest at a rate per annum equal to the percentage rate per annum which is the aggregate of (1) 0.20 per cent. per annum; (2) the European interbank offered rate in relation to any loan in euro or the London interbank offered rate in relation to any loan in any currency other than euro; and (3) the percentage rate per annum calculated by the Agent in accordance with Schedule 4 to the Credit Agreement, if applicable. Interest is due on the last day of each applicable interest rate period and, if the interest rate period has a duration longer than six months, the business day that occurs every six months after the start of the applicable interest period.
        SAP may prepay at any time, at its option, in whole or in part (but not less than €20,000,000 at any time) any outstanding borrowings plus accrued interest upon up to five business days’ notice to the Agent. SAP is required to pay any related breakage costs in connection with prepaying.
        The Credit Agreement contains representations customary for credit facilities of this nature, including accuracy of financial statements; enforceability of the Credit Agreement documentation; no material adverse change since December 31, 2003, the date of SAP’s audited financial statements provided in connection with its Annual Report for the 2003 fiscal year on Form 20-F; absence of material litigation; no violation of laws or material agreements; power and authority to enter into Credit Agreement documentation and the related borrowings; and material accuracy of information.
        The Credit Agreement also contains certain events of default customary for credit facilities of this nature, including non-payment of principal or interest when due; breach of covenants; material incorrectness of representations when made; bankruptcy and insolvency; and cross-default of other material indebtedness. If any of these events of default occur and are not cured within applicable grace periods or waived, the Agent shall at the request, or may with the consent, of the lenders owed a majority of the then aggregate unpaid principal amount of the borrowings declare all amounts under the Credit Agreement immediately due and payable.
        As of December 31, 2004, SAP has not made any borrowings under the facility.
        This description is a summary of the Credit Agreement and is qualified in its entirety by the Credit Agreement, which is filed as Exhibit 4.11 to this report.
        In addition, please see Note 35 in “Item 18. Financial Statements” for a summary of contracts with certain of our related parties.
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
        For purposes of applying German tax law and the double taxation conventions to which Germany is a party, a holder of ADSs will generally be treated as owning the ordinary shares represented thereby.

German Taxation of Dividends
        With regard to the taxation of dividends, the half-income system applies. Under this system only half of the distributed profits of a corporation will be included in the personal income tax base of an individual shareholder resident in Germany. It is not possible to credit the corporation tax paid by the company against the shareholder’s income tax. Effectively, a portion of 95% of the dividends received by corporate shareholders domiciled in Germany will be tax-exempt in order to avoid double taxation. These rules have some exceptions, which especially apply to financial and certain insurance institutions.
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
        For an individual holder of ADSs or ordinary shares that is resident in Germany, according to German income tax law, half of the dividends received (which in the case of ADSs are calculated as one-fourth of the dividend on one SAP AG ordinary share and are dependent on the euro/dollar exchange rate at the time of payment) are subject to German income tax. For such a holder, the taxable amount will be the sum of: (i) half of the cash payment by SAP AG and (ii) half of the taxes withheld. For a corporate holder of ADSs or ordinary shares that is domiciled in Germany, according to German income tax law, dividends in principle are exempt from corporation tax. However, a portion of 5% of the dividends received is treated as non deductible expenses. Therefore, effectively a portion of 95% of dividends received by a corporate holder of ADSs or ordinary shares that is resident in Germany is exempt and a portion of 5% of the dividends received is subject to corporation tax. These rules as regards the (partial) exemption for dividends from corporation tax have some exceptions, which especially apply to financial and certain insurance institutions.
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
Refund of German Tax to U.S. Holders
        A partial refund of the 20% withholding tax equal to 5% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder (as hereinafter defined) under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income, German Federal Law Gazette 1991 II page 355) (the “Treaty”). Thus, for each U.S.$100 of gross dividends paid by SAP AG to a U.S. Holder, the dividends after partial refund of the 20% withholding tax and a refund of the solidarity surtax under the Treaty will be subject to a German withholding tax of U.S.$15.
        To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany; http://www.bff-online.de/. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007.
        U.S. Holders must also submit to the German tax authorities certification (IRS Form 6166) of their most recently filed U.S. federal income tax return. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service (“IRS”), Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made by filing Form 8802 Application for United States Residency Certification.
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
        A capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares in principle is exempt from corporation tax. However, a portion of 5% of a capital gain derived is treated as non-deductible business expenses. Therefore, effectively a portion of 95% of a capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares is exempt and a portion of 5% of a capital gain derived is subject to corporation tax. These rules as regards the (partial) exemption from corporation tax have some exceptions, which especially apply to financial and certain insurance institutions.
        Special rules apply for individual and corporate holders resident in Germany if the shares have been received in the course of a tax-exempt reorganization.
        For holders subject to German trade tax, such tax is imposed in general only on the portion of the capital gain, which is subject to income tax or corporation tax.
        The above mentioned half-income system therefore in principle does apply to the income taxation of both dividends and capital gains.
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
        The American Jobs Creation Act of 2004 (the “2004 Act”) repeals the foreign personal holding company rules, effective for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. shareholders with or within which such years of foreign corporations end. The 2004 Act excludes foreign corporations from the application of the personal holding company rules.
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
        The American Jobs Creation Act of 2004 repeals the passive foreign investment company rules related to the gain on foreign investment company stock and the election by foreign investment companies to distribute income currently. The provisions are effective for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. shareholders with or within which such years of foreign corporations end.
Taxation of Holders of ADSs or Ordinary Shares in Other Countries
        HOLDERS OR POTENTIAL HOLDERS OF ADSs OR ORDINARY SHARES WHO ARE RESIDENT OR OTHERWISE TAXABLE IN COUNTRIES OTHER THAN GERMANY AND THE U.S. ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
DOCUMENTS ON DISPLAY
        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 202-942-4320. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, material filed by SAP can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
        To ensure the adequacy and effectiveness of our foreign exchange hedge positions, and to monitor the risks and opportunities of our non-hedge portfolios, we continually monitor our foreign forward and option positions. In addition, we monitor our interest rate exposure, if any, both on a stand-alone basis and in conjunction with our underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates. In addition, we have entered into in the past, and expect to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with our stock appreciation rights plans STAR in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. There can be no assurance that the benefits achieved from hedging our STAR Plans exceed the related costs.
FOREIGN CURRENCY RISK
        Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. In certain countries, subsidiaries submit royalties to SAP AG in U.S.$. Because these royalties are denominated in the local currencies of the various subsidiaries or U.S. dollars, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign currency exchange risks. In addition, the delay between the date when the subsidiary records revenue and the date when the subsidiary remits payment to SAP AG also exposes us to foreign exchange risk. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure.”
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

	Contract
	Notional Amounts
	Expected	Fair Value	Weighted Average
	Maturity Date	December 31,	Contractual
Foreign Currency Risk	2005	2004(1)	Exchange Rate

	€(000)
Derivatives used to manage firm commitments
Foreign Currency Forward Contracts
(Receive Local Currency, Sell euro)
U.S. dollars	33,826	(868)	1.3303
Japanese Yen	120,899	(3,914)	132.34
British Pounds	9,500	(5)	0.7047
Israeli Shekels	40,000	90	5.8900
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	629,511	65,314	1.2224
Japanese Yen	17,538	(38)	139.70
British Pounds	15,628	344	0.6911
Swiss Francs	9,928	64	1.5310
Canadian dollars	5,292	(5)	1.6439
Australian dollars	3,974	(25)	1.7615
Foreign Currency Forward Contracts
(Receive British Pounds, Sell U.S. dollars) U.S. dollars	587	5	1.9150
Derivatives used to manage anticipated Cash Flows
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	249,878	12,938	1.2966
Japanese Yen	78,829	3,415	131.88
British Pounds	94,798	2,420	0.6973
Swiss Francs	67,205	539	1.5177
Canadian dollars	43,559	802	1.6150
Australian dollars	28,068	577	1.7386

(1)	Amounts included on SAP’s consolidated balance sheet.
INTEREST RATE RISK
        In order to maintain a liquid portfolio, we invest cash primarily in bank time deposits, notes and bonds, and fixed and variable rate marketable debt securities. We have in the past entered into, and in the future may enter into, interest rate swaps to better manage the interest income on our cash equivalents and marketable securities and to partially mitigate the impact of interest rate fluctuations on these investments. No interest rate swaps were outstanding as of December 31, 2004.

        As of December 31, 2004, investments with limited exposure to interest rate risks consist of €905,559 thousand of time deposits with original maturities exceeding 3 months, €41,737 thousand of municipal bonds, and €242 thousand of fixed rate marketable debt securities. All time deposits and municipal bonds and most fixed rate marketable debt securities will mature or be able to be put back to the issuer in 2005.
        We have lines of credit available that allow us to borrow money in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding at December 31, 2004 (in thousands of euro unless otherwise indicated), and related weighted average interest rates or the bank loans outstanding under lines of credit and overdrafts. Because the majority of the maturities is short term and the amounts borrowed are rolled over as necessary at current market rates of interest at such time, fair values of bank loans and overdrafts approximate carrying values.

Bank loans and overdrafts	2004

Fixed rate bank loans (€000)	20,058
Average interest rate of fixed rate bank loans	6.14%
Overdrafts (€000)	7,727

Total bank loans and overdrafts	27,785

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
        In many instances, we invest in privately held companies. Such investments are recorded at cost and therefore do not expose us to equity price risk as long as they are privately owned, although such investments are subject to evaluation for impairment. We recognized in financial income net gains from the sale of marketable equity securities of approximately €14 million in 2004 and €2 million in 2003. In 2004, we recorded approximately €0.3 million of losses from associated companies due to the application of the equity method of accounting and impairment charges of €5.1 million for other equity securities due to an other than temporary decline in fair value. In 2003, we recorded approximately €0.2 million of losses from associated companies due to the application of the equity method of accounting and impairment charges of €15.1 million for other equity securities due to an other than temporary decline in fair value. There can be no assurance that changes in market conditions, the performance of companies in which we hold investments or other factors will not negatively impact our ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 2004, or result in the loss of amounts invested.

STAR Hedge
        To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 23 in “Item 18. Financial Statements”) through the purchase of derivative instruments from an independent financial institution. We are therefore further exposed to equity price risks on SAP shares, which underlie those derivative instruments.
        As of December 31, 2004 the following derivative instruments were designated as a hedge for the STAR Plan 2004, and STAR Plan 2003, respectively:

	Hedge of 3.0 million 2004 STARs

	Number of call
Buy/sell	options	Strike price

Buy	3,000,000	134.35
Sell	1,500,000	184.35
Sell	750,000	234.35
Fair value as of December 31, 2004 in €(000): 22,308

	Hedge of 2.0 million 2003 STARs

	Number of call
Buy/sell	options	Strike price

Buy	2,000,000	84.91
Sell	1,000,000	134.91
Sell	500,000	184.91
Fair value as of December 31, 2004 in €(000): 82,500
        The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR Plan, as described in Note 23 in “Item 18. Financial Statements”. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payment dates reflect payment terms of the STAR Plan, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first €50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next €50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
        Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
        Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
        As of December 31, 2004, SAP’s disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. SAP’s management conducted an evaluation of the effectiveness of SAP’s internal controls over financial reporting, and its disclosure controls and procedures, as of December 31, 2004. The evaluation was performed with the participation of our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (“CEO”), Prof. Dr. Henning Kagermann, and our Chief Financial Officer (“CFO”), Dr. Werner Brandt. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, SAP’s management, including the CEO and CFO, concluded that as of December 31, 2004 SAP’s internal controls over financial reporting and its disclosure controls and procedures were effective.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
        Our Supervisory Board has determined that Wilhelm Haarmann, a member of the Supervisory Board and its Audit Committee, is an “audit committee financial expert.”
        Please refer to Note 35 of Item 18 “Financial Statements” for information regarding related party transactions between our company and Mr. Haarmann. Under applicable SEC and NYSE requirements, all members of SAP’s audit committee need to fulfill certain independence requirements from July 31, 2005 onwards. Due to the current business relationship between Mr. Haarmann and SAP, Mr. Haarmann does not fullfill these independence requirements. Mr. Haarmann will therefore cease being a member of the audit committee before July 31, 2005. Our supervisory board has not yet decided on a successor for Mr. Haarmann as a member of the audit committee. Consequently, it cannot be assured that our audit committee will include a financial expert after July 31, 2005.
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
        We have made our Code of Business Conduct and our Principles of Corporate Governance publicly available by posting the full text of both documents on our website under www.sap.com/corpgovernance (section “Statutes”). The published Code of Business Conduct is the Code of our parent company, SAP AG. It is identical with the master code.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
        In the Annual General Shareholders’ Meeting held on May 6, 2004, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft (KPMG), Frankfurt am Main/ Berlin, to serve as our independent auditors for the 2004 fiscal year. KPMG billed the following fees to us for audit services for each of the last two fiscal years and for other professional services in each of the last two financial years:

	2004	2003

	(in millions of €)
Audit Fees	4.3	3.7
Audit-Related Fees	0.9	0.6
Tax Fees	1.2	0.1
All Other Fees	0.0	0.2

	6.4	4.6

        “Audit Fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Also included are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-upon procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing and other actual or contemplated transactions, tax compliance, and employee related tax queries. The category “All Other Fees” include other support services, such as training.
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
        Our Head of Corporate Financial Reporting reviews all individual requests to engage our independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our Chief Financial Officer. Based on the determination of the category the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has not been met or (iii) forwarded to the Audit Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the audit committee has been met.
        Our Audit Committee’s pre-approval policies also include detailed information requirements to ensure the Audit Committee is kept aware of all engagements involving our independent auditors that were not individually pre-approved by the Audit Committee itself.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
        Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
        The following table sets out information concerning purchases of our ordinary shares under our supported Employee Discount Stock Purchase programs, Long-Term Incentive Plan 2000, and Stock Option Plan 2002.

			(c)	(d)
	(a)	(b)	Total Number of Shares	Maximum Number of
	Total Number	Average Price	Purchased as Part of	Shares that May Yet
	of Shares	Paid per	Publicly Announced	Be Purchased Under
Period	Purchased	Share	Plans or Programs	the Plans or Programs

January 1/1/04 – 1/31/04	23,910	133.89	23,910	26,976,355
February 2/1/04 – 2/29/04	10,614	135.51	10,614	26,990,964
March 3/1/04 – 3/31/04	12,110	124.38	12,110	27,126,391
April 4/1/04 – 3/30/04	11,200	132.45	11,200	27,126,391
May 5/1/04 – 5/31/04	383,557	127.37	383,557	26,827,096
June 6/1/04 – 3/30/04	11,691	134.57	11,691	26,916,356
July 7/1/04 – 7/31/04	537,230	126.74	537,230	26,407,273
August 8/1/04 – 8/31/04	223,804	118.74	223,804	26,220,533
September 9/1/04 – 9/30/04	21,552	124.72	21,552	26,220,244
October 10/1/04 – 10/31/04	11,765	130.03	11,765	26,220,244
November 11/1/04 – 11/30/04	10,973	137.04	10,973	26,266,277
December 12/1/04 – 12/31/04	54,347	130.79	54,347	26,237,117

Total	1,312,753	126.11	1,312,753

        All purchases were made in accordance with the authorization to acquire and use treasury shares granted at the general meeting of shareholders on May 6, 2004, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2005, up to 30 million shares of SAP subject to the provision that the shares to be purchased by virtue of this authorization, together with any other shares already acquired and held by SAP, do not account for more than 10% of the SAP’s capital stock.
        All purchases were made in market transactions effected on the Frankfurt Stock Exchange, with the exception of the purchases of ADSs shown in the table below, which were made in market transactions effected on the New York Stock Exchange.

        The following table sets out information concerning purchases of our ADSs under our supported Employee Discount Stock Purchase programs.

			(c)	(d)
	(a)	(b)	Total Number of Shares	Maximum Number of
	Total Number	Average Price	Purchased as Part of	Shares that May Yet
	of Shares	Paid per	Publicly Announced	Be Purchased Under
Period	Purchased	Share	Plans or Programs	the Plans or Programs

January 1/1/04 – 1/31/04	16,476	43.66	16,476	N/A
February 2/1/04 – 2/29/04	22,728	41.88	22,728	N/A
March 3/1/04 – 3/31/04	66,312	40.47	66,312	N/A
April 4/1/04 – 3/30/04	18,960	40.05	18,960	N/A
May 5/1/04 – 5/31/04	18,924	37.93	18,924	N/A
June 6/1/04 – 3/30/04	17,834	40.81	17,834	N/A
July 7/1/04 – 7/31/04	18,965	39.39	18,965	N/A
August 8/1/04 – 8/31/04	33,752	37.45	33,752	N/A
September 9/1/04 – 9/30/04	19,776	38.50	19,776	N/A
October 10/1/04 – 10/31/04	18,338	41.27	18,338	N/A
November 11/1/04 – 11/30/04	19,319	44.40	19,319	N/A
December 12/1/04 – 12/31/04	18,464	44.67	18,464	N/A

Total	289,848	40.61	289,848	N/A

PART III
ITEM 17. FINANCIAL STATEMENTS
        Not Applicable.
ITEM 18. FINANCIAL STATEMENTS
        Reference is made to pages F-1 through F-66, and to page S-1, incorporated herein by reference.
        The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:
        Report of Independent Registered Public Accounting Firm.
        Consolidated Statements of Income for the years ended 2004, 2003, and 2002.
        Consolidated Balance Sheets as of December 31, 2004 and 2003.
        Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002.
        Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
        Notes to the Consolidated Financial Statements.
        Schedule for the years ended December 31, 2004, 2003 and 2002:
        Schedule II — Valuation and Qualifying Accounts and Reserves.

ITEM 19. EXHIBITS
        The following documents are filed as exhibits to this Annual Report on Form 20-F:

1	Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).(1)
2.1	Form of global share certificate for ordinary shares (English translation).(2)
2.2	Form of American Depositary Receipt.(3)
4.1	Form of Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(4)
4.2	Share Purchase Agreement by and among Commerce One, Inc., New Commerce One Holding Inc. and SAP AG, dated as of June 28, 2001.(5)
4.3	Amended and Restated Standstill and Stock Restriction Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG, dated as of June 28, 2001.(6)
4.4	Investor Rights Agreement by and among Commerce One, Inc., New Commerce One Holding, Inc. and SAP AG, dated as of June 28, 2001.(7)
4.5	Strategic Alliance Agreement by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of September 18, 2000.(8)
4.6	Strategic Alliance Agreement Amendment No. 2 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of June 29, 2001.(9)
4.7	Strategic Alliance Agreement Amendment No. 3 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of June 29, 2001.(9)
4.8	Strategic Alliance Agreement Amendment No. 4 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of January 1, 2002.(10)
4.9	Strategic Alliance Agreement Amendment No. 5 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of December 20, 2002.(11)
4.10	Strategic Alliance Agreement Amendment No. 6 by and among Commerce One, Inc., SAP Markets, Inc. and SAP AG, dated as of September 29, 2003.(12)
4.11	Credit Facility Agreement among SAP as Borrower; ABN AMRO Bank N.V., BNP Paribas, Deutsche Bank AG and J.P. Morgan plc as Mandated Lead Arrangers; ABN AMRO N.V. London Branch as Agent; and the lenders named in the Credit Agreement, dated as of November 5, 2004.
4.12	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc.(13)
4.13	Amendment dated as of March 16, 2005 to Agreement and Plan of Merger dated as of February 28, 2005 among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc.(14)
4.14	Employment Contract for Executive Board Member Henning Kagermann, dated February 17, 2005.
4.15	Employment Contract for Executive Board Member Shai Agassi, dated April 17, 2002.
4.16	Employment Contract for Executive Board Member Leo Apotheker, dated July 25, 2002.
4.17	Employment Contract for Executive Board Member Werner Brandt, dated February 19, 2005.
4.18	Employment Contract for Executive Board Member Claus Heinrich, dated March 8, 1996.
4.19	Employment Contract for Executive Board Member Gerhard Oswald, dated March 8, 1996.
4.20	Employment Contract for Executive Board Member Peter Zencke, dated March 7, 2005.
4.21	Bonus Schedule Board Members 2004, dated February 17, 2004.
4.22	Supplement to Employment Contract for Executive Board Member Claus Heinrich, dated February 12, 2001.

4.23	Supplement to Employment Contract for Executive Board Member Gerhard Oswald, dated February 12, 2001.
8	Subsidiaries, Associated Companies and Other Investments of SAP AG.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Registered Independent Public Accounting Firm.

(1)	Incorporated by reference to the Annual Report on Form 20-F of SAP AG, filed March 23, 2004.

(2)	Incorporated by reference to Form 8-A of SAP AG, filed on May 3, 2001.

(3)	Incorporated by reference to Form 8-A of SAP AG, filed on May 3, 2001.

(4)	Incorporated by reference to the Current Report on Form 6-K of SAP AG, filed on December 13, 2004.

(5)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(6)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(7)	Incorporated by reference to the Current Report on Form 8-K of Commerce One, Inc., filed on July 10, 2001.

(8)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2000.

(9)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on August 14, 2001.

(10)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed April 1, 2002.

(11)	Incorporated by reference to the Annual Report on Form 10-K of Commerce One, Inc., filed March 31, 2003.

(12)	Incorporated by reference to the Quarterly Report on Form 10-Q of Commerce One, Inc., filed on November 14, 2003.

(13)	Incorporated by reference to the Tender Offer Statement on Schedule TO, filed by SAP America, Inc. and Sapphire Expansion Corporation on March 4, 2005.

(14)	Incorporated by reference to Amendment No. 4 to Tender Offer Statement on Schedule TO filed on March 17, 2005 by SAP America, Inc. and Sapphire Expansion Corporation.

SIGNATURE
        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG
(Registrant)

By: /s/ HENNING KAGERMANN

Name: Prof. Dr. Henning Kagermann
Title: Chief Executive Officer
Dated March 22, 2005

By: /s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: Chief Financial Officer
Dated March 22, 2005

SAP AKTIENGESELLSCHAFT AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung:
We have audited the accompanying consolidated balance sheets of SAP Aktiengesellschaft and subsidiaries (“SAP AG” or “the company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
Mannheim, Germany
March 9, 2005, except for Note 37 which is as of March 22, 2005
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,
(in thousands of euros (“€(000)”) except for per share data)

	Note	2004(1)	2004	2003	2002

		US$ (000)	€ (000)	€ (000)	€ (000)
Software revenue		3,196,338	2,361,012	2,147,591	2,290,834
Maintenance revenue		3,822,033	2,823,189	2,568,807	2,422,786
Product revenue		7,018,371	5,184,201	4,716,398	4,713,620
Consulting revenue		2,667,807	1,970,606	1,953,459	2,204,191
Training revenue		409,447	302,443	299,331	413,904
Service revenue		3,077,254	2,273,049	2,252,790	2,618,095
Other revenue		77,496	57,243	55,418	81,123

Total revenue	(5)	10,173,121	7,514,493	7,024,606	7,412,838

Cost of product		(1,088,878)	(804,312)	(839,041)	(860,373)
Cost of service		(2,414,438)	(1,783,453)	(1,694,062)	(1,955,785)
Research and development		(1,380,906)	(1,020,022)	(995,941)	(909,390)
Sales and marketing	(6)	(2,062,733)	(1,523,662)	(1,411,004)	(1,627,235)
General and administration		(496,066)	(366,425)	(354,043)	(399,269)
Other operating expense, net	(7)	2,385	1,762	(6,496)	(35,108)

Total operating expenses	(8)	(7,440,636)	(5,496,112)	(5,300,587)	(5,787,160)

Operating income		2,732,484	2,018,381	1,724,019	1,625,678

Other non-operating income/expense, net	(9)	17,971	13,274	36,309	37,319
Financial income/expense, net	(10)	55,488	40,987	16,287	(555,299)

Income before income taxes, minority interest, and extraordinary gain		2,805,943	2,072,642	1,776,615	1,107,698

Income taxes	(11)	(1,025,191)	(757,269)	(692,640)	(598,705)
Minority interest		(6,568)	(4,852)	(6,912)	(6,155)

Income before extraordinary gain		1,774,183	1,310,521	1,077,063	502,838

Extraordinary gain, net of tax	(12)	0	0	0	5,776

Net income		1,774,183	1,310,521	1,077,063	508,614

Earnings per share — basic	(13)	5,71	4,22	3,47	1,62
Earnings per share — diluted	(13)	5,69	4,20	3,46	1,62

(1)	The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of € 1.00 to US$ 1.3538 the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2004.
See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as of December 31,

	Note	2004(2)	2004	2003

		US$ (000)	€ (000)	€ (000)
Assets
Intangible assets	(14)	710,600	524,893	421,336
Property, plant and equipment	(15)	1,352,559	999,083	1,019,657
Financial assets	(16)	135,897	100,382	167,988

Fixed assets		2,199,056	1,624,358	1,608,981
Inventories	(17)	15,829	11,692	10,375
Accounts receivable, net	(18)	2,611,615	1,929,100	1,770,715
Other assets	(19)	727,864	537,645	505,891

Accounts receivable and other assets		3,339,479	2,466,745	2,276,606
Marketable securities	(16)	13,760	10,164	1,352
Liquid assets	(20)	4,327,479	3,196,542	2,095,956

Non-fixed assets		7,696,547	5,685,143	4,384,289
Deferred taxes	(11)	278,342	205,601	264,453
Prepaid expenses and deferred charges	(21)	95,267	70,370	68,142

Total assets		10,269,212	7,585,472	6,325,865

thereof total current assets		6,061,690	4,477,537	3,822,084

	Note	2004	2004	2003

				€
		US$	€
Shareholders’ Equity and Liabilities
Subscribed capital(1)		427,806	316,004	315,414
Treasury stock		(770,537)	(569,166)	(461,631)
Additional paid-in capital		436,817	322,660	296,555
Retained earnings		6,539,066	4,830,156	3,761,086
Accumulated other comprehensive loss		(413,452)	(305,401)	(201,979)
Shareholders’ equity	(22)	6,219,700	4,594,253	3,709,445
Minority interests		29,744	21,971	58,703
Pension liabilities and similar obligations	(24)	189,112	139,690	97,535
Other reserves and accrued liabilities	(25)	2,394,498	1,768,723	1,469,055

Reserves and accrued liabilities		2,583,610	1,908,413	1,566,590
Bonds		9,851	7,277	10,084
Other liabilities	(26)	986,701	728,838	676,144

Other liabilities		996,552	736,115	686,228
Deferred income	(27)	439,606	324,720	304,899

Total shareholders’ equity and liabilities		10,269,212	7,585,472	6,325,865

thereof current liabilities		3,486,149	2,575,084	2,251,354

(1)	Contingent capital € 55,247 thousand (2003: € 55,837 thousand)

(2)	The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of € 1.00 to US$ 1.3538 the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2004.
See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended

			Accumulated
	Number of		other		Additional
	shares issued	Comprehensive	comprehensive	Retained	paid-in	Treasury	Subscribed
	and outstanding	income	income/loss	earnings	capital	stock	capital	Total

	(000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
December 31, 2001	314,826		178,761	2,547,419	162,719	(94,212)	314,826	3,109,513

Net income		508,614		508,614				508,614
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities		(3,946)
Currency translation adjustment		(289,750)
Additional minimum pension liability		(11,458)
Unrealized gains on cash flow hedges		712
Other comprehensive loss		(304,442)	(304,442)					(304,442)

Comprehensive income		204,172

Stock-based compensation					29,709			29,709
Dividends				(182,319)				(182,319)
Change in treasury stock						(279,265)		(279,265)
Convertible bonds and stock options exercised	137				4,342		137	4,479
Other				(2,608)	(11,590)			(14,198)

December 31, 2002	314,963		(125,681)	2,871,106	185,180	(373,477)	314,963	2,872,091

Net income		1,077,063		1,077,063				1,077,063
Other comprehensive income/loss, net of tax
Unrealized gains on marketable securities		19,118
Currency translation adjustment		(148,424)
Additional minimum pension liability		16,283
Unrealized gains on cash flow hedges		12,729
Unrealized gains on STAR hedges		23,996
Other comprehensive loss		(76,298)	(76,298)					(76,298)

Comprehensive income		1,000,765

Stock-based compensation					101,173			101,173
Dividends				(186,346)				(186,346)
Change in treasury stock						(88,154)		(88,154)
Convertible bonds and stock options exercised	451				12,243		451	12,694
Other				(737)	(2,041)			(2,778)

December 31, 2003	315,414		(201,979)	3,761,086	296,555	(461,631)	315,414	3,709,445

Net income		1,310,521		1,310,521				1,310,521
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities		(7,678)
Currency translation adjustment		(70,723)
Additional minimum pension liability		(7,019)
Unrealized losses on cash flow hedges		(131)
Unrealized losses on STAR hedges		(15,398)
Currency effects from intercompany long-term investment transactions		(2,473)
Other comprehensive loss		(103,422)	(103,422)					(103,422)

Comprehensive income		1,207,099

Stock-based compensation					186			186
Dividends				(248,716)				(248,716)
Change in treasury stock						(107,535)		(107,535)
Convertible bonds and stock options exercised	590				21,389		590	21,979
Other				7,265	4,530			11,795

December 31, 2004	316,004		(305,401)	4,830,156	322,660	(569,166)	316,004	4,594,253

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

	Note	2004(1)	2004	2003(2)	2002(2)

		US $(000)	€ (000)	€ (000)	€ (000)
Net income		1,774,183	1,310,521	1,077,063	508,614
Minority interest		6,569	4,852	6,912	6,155
Extraordinary gain		0	0	0	(5,776)

Net income before minority interests		1,780,752	1,315,373	1,083,975	508,993
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization		283,850	209,669	215,517	221,214
Losses from equity investments, net	(10)	463	342	234	394,589
Gains on disposal of property, plant and equipment and marketable equity securities, net		(18,256)	(13,485)	(3,987)	(3,903)
Write-downs of financial assets, net		24,098	17,800	15,421	126,407
Impacts of hedging		(10,056)	(7,428)	2,967	58,909
Change in accounts receivable and other assets		(223,104)	(164,798)	55,425	138,181
Changes in deferred stock compensation		252	186	101,173	23,949
Change in reserves and liabilities		588,947	435,033	(36,529)	64,057
Change in deferred taxes		24,337	17,977	107,156	103,761
Change in other non-fixed assets		(4,799)	(3,545)	20,122	60,278
Change in deferred income		26,834	19,821	(56,558)	(15,949)

Net cash provided by operating activities	(28)	2,473,318	1,826,945	1,504,916	1,680,486

Acquisition of minorities in subsidiaries		(227,578)	(168,103)	(8,971)	0
Purchase of intangible assets and property, plant and equipment		(286,820)	(211,863)	(270,202)	(308,747)
Purchase of financial assets		(57,874)	(42,749)	(29,308)	(43,491)
Change in the scope of consolidation		0	0	(2,535)	1,612
Proceeds from disposal of fixed assets		158,036	116,735	35,275	45,003
Investment in Commerce One		0	0	0	(1,920)
Change in liquid assets (maturities greater than 90 days) and marketable securities		(786,095)	(580,658)	(868,721)	(18,844)

Net cash used in investing activities		(1,200,331)	(886,638)	(1,144,462)	(326,387)

Dividends paid		(336,711)	(248,716)	(186,346)	(182,319)
Change in treasury stock		(145,581)	(107,535)	(88,154)	(279,265)
Change in bonds, net		25,955	19,172	13,110	6,850
Other changes to additional paid-in capital		6,133	4,530	(2,041)	(10,494)
Proceeds from line of credit and long-term debt		5,292	3,909	775	1,571
Principal payments made on line of credit and long-term debt		(665)	(491)	(3,963)	(428,896)
Effect of STAR hedge		(58,269)	(43,041)	(38,800)	(43,331)

Net cash used in financing activities		(503,846)	(372,172)	(305,419)	(935,884)

Effect of foreign exchange rates on cash		(53,333)	(39,395)	(65,694)	(162,005)
Net increase in cash and cash equivalents		715,808	528,740	(10,659)	256,210
Cash and cash equivalents at the beginning of the year		1,332,674	984,395	995,054	738,844

Cash and cash equivalents at the end of the year	(20)	2,048,482	1,513,135	984,395	995,054

(1)	The 2004 figures have been translated solely for the convenience of the reader at an exchange rate of € 1.00 to US$ 1.3538, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2004.

(2)	See Note 20.
See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) GENERAL
        The accompanying Consolidated Financial Statements of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group,” or the “Company”), have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation. In addition adjustments have been made to the 2003 and 2002 balances of cash and cash equivalents. See Note 20 for more information.
        SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch — HGB), section 292a from preparing Consolidated Financial Statements in accordance with German GAAP since its Consolidated Financial Statements are prepared in accordance with U.S. GAAP.
        Amounts included in the Consolidated Financial Statements are reported in thousands of euros (“€(000)”) unless otherwise stated. All financial data that is presented in U.S. dollars (“US$”) has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2004, which was €1.00 per $1.3538. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.
        SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company’s control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, Great Britain, and Japan (see Note 33). SAP’s future revenue and results of operations may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of the Company’s business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy under which it may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, and Australian dollar could significantly impact the Company’s reported financial position and results of operations.
(2) SCOPE OF CONSOLIDATION
        The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to consolidated entities have been eliminated.
        The following table summarizes the change in the number of companies included in the Consolidated Financial Statements:
Number of Companies Consolidated in the Financial Statements

	German	Foreign	Total

December 31, 2003	21	75	96
Additions	0	2	2
Disposals	6	4	10

December 31, 2004	15	73	88

        The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2004 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to newly founded companies. The disposals are mainly due to mergers within the Group.
        Five companies, in which SAP does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee (“associated companies”), are accounted for using the equity method.
        Under German law subsidiaries of a holding company are exempt from preparing standalone financial statements if they are included in the consolidated financial statements of their holding company and the use of this exemption is disclosed in the notes to the consolidated financial statements.
        Separate financial statements were not prepared for the following subsidiaries as allowed under the exemptions codified in HGB, section 264b:

•	SAP Hosting AG & Co. KG, St. Leon-Rot

•	SAP Deutschland AG & Co. KG, Walldorf
(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
        The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. In making its estimates, the Company considers historical and forecast information, as well as regional and industry economic conditions in which the Company and/or its customers participate, changes to which could negatively impact the estimates made by management, in particular when assessing the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from SAP’s estimates.
        SAP’s financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company’s future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, decline in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.
Foreign Currencies
        The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end closing exchange rates whereas the Statements of Income are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in other comprehensive income in the Consolidated Statements of Changes in Shareholders’ Equity.
        Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

        The exchange rates of key currencies affecting the Group are as follows:
Exchange Rates

		Closing rate at
		December 31,		Annual average exchange rate

		to € 1.00	to € 1.00	to € 1.00	to € 1.00	to € 1.00
		2004	2003	2004	2003	2002

U.S. dollar	US$	1.3621	1.2630	1.2490	1.1394	0.9499
Japanese yen	JPY	139.65	135.05	134.73	130.98	118.83
British pound	GBP	0.7051	0.7048	0.6795	0.6936	0.6305
Canadian dollar	CAD	1.6416	1.6234	1.6163	1.5835	1.4906
Australian dollar	AUD	1.7459	1.6802	1.7003	1.7307	1.7425
Swiss franc	CHF	1.5429	1.5579	1.5421	1.5226	1.4672
Revenue Recognition
        Substantially all of the Company’s revenues are derived from the sale or the license of the Company’s software products and the sale of related maintenance, consulting, and training services, etc. The Company’s standard license agreement provides a perpetual license to use the Company’s products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, or training services in conjunction with the software license.
        The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” (“SOP 97-2”), as amended. Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.
        Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectibility is probable.
        If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement the Company determines that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue until the earlier of customer acceptance or when the acceptance rights lapse.
        The Company occasionally licenses software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenue for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.
        The Company recognizes revenue from resellers upon sell-through to the end-customer. The Company views its resellers as an extension of its direct sales force. Notwithstanding the resellers’ involvement, the Company generally enters into binding license agreements directly with the end-customer. If SAP is unable to enter into a binding license agreement directly with an end-customer, or if SAP becomes aware that a reseller has granted contingent rights to an end-customer, the Company defers revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
        Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, the Company ceases recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses, SAP allocates a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.
        In multiple-element arrangements involving software and consulting, training or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues. Consulting, training, and other service revenues are recognized as the respective services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s software products and do not typically involve significant production, modification, or customization of the software. Revenues for arrangements that require significant production, modification, or customization of the software and those in which services are not available from third party vendors, are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.
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
Research and Development
        Research and development costs are generally expensed as incurred. Research and development costs incurred between the date technological feasibility is established and when the related product is available-for-sale should be capitalized. Historically, such costs have not been material and consequently have not been capitalized.
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
Rental Expense
        SAP is a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to SAP the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease.
        Some operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease.
Sales of Newly Issued Subsidiary Shares
        Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce SAP’s percentage ownership (“dilution gains and losses”) are recognized in the Group’s Consolidated Statements of Income in the line item Other non-operating income/expense, net.
Earnings per Share
        Basic earnings per share is calculated by dividing consolidated net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities and other contracts to issue common shares were exercised or converted.
Goodwill and Other Intangible Assets
        SAP accounts for all business combinations using the purchase method. As of the date of acquisition, the purchase price is allocated to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.
        Purchased intangible assets with estimable useful lives, are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life, generally three to five years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of SAP’s intangible assets, with the exception of goodwill and the aggregate minimum pension liability offset, have estimable useful lives and are therefore subject to amortization.
        The fair value of acquired identifiable in-process research and development (“in-process R&D”), which represents acquired research and development efforts that have not reached technological feasibility and that have no alternative future use, is expensed immediately.
        Goodwill is not amortized, but is tested for impairment at least annually or when significant events occur or when there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value.

Property, Plant, and Equipment
        Property, plant, and equipment is valued at acquisition cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

Useful lives of property,
plant, and equipment

Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years
        Generally, property, plant, and equipment are depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.
        Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if SAP intends to exercise the renewal option.
Impairment of Long-Lived Assets
        Long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held-for-sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no significant impairment charges on long-lived assets.
Financial Assets and Marketable Securities
        Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as trading, available-for-sale, or held-to-maturity, depending on management’s intent with respect to holding such investments. If it is readily determinable, marketable securities classified as trading or available-for-sale are accounted for at fair value. Realized and unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of other comprehensive income within shareholders’ equity. As of December 31, 2004, no marketable debt or equity securities are classified as trading.
        Investments in privately held companies for which SAP does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recognized in earnings in the line item Financial income/expense, net in the period a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.
        Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for SAP’s proportionate share of the investees’ net income or losses and for amortization of any step up in the value of the acquired assets over the investees’ book value. An impairment loss on SAP’s equity method investments is recognized when the carrying value of the investment exceeds the realizable value on an other-than-temporary basis.
        The impairment of marketable debt and equity securities, cost method investments, and equity method investments, establishes a new cost basis for the investment. To determine whether an impairment is other-than-temporary, SAP considers whether it has the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee.
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
Non-Fixed Assets
        Non-fixed assets are comprised of Inventories, Accounts receivable, Other assets, Marketable securities and Liquid assets including amounts to be realized in excess of one year. The respective amounts to be realized in excess of one year are disclosed in the notes.
Inventories
        Inventories are recorded at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.
Accounts Receivable and Other Assets
        Accounts receivable are recorded at the invoiced amount and do not bear interest. Included in Accounts receivable are unbilled receivables related to fixed fee consulting arrangements. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable portfolio. The Company determines the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.
        With the exception of Investments in insurance policies held for employee-financed pension plan, which are recorded at actuarially determined values, all Other assets are recorded at historical cost which approximates fair value due to their short-term nature.
Liquid Assets
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
Commitments and Contingencies
        Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. Liabilities for loss contingencies are regularly adjusted as further information develops or circumstances change.
        At the time of the sale or license of SAP’s software, which includes a warranty provision, SAP records an accrual for warranty costs based on historical experience.
Pension Benefit Liabilities
        The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS 87, “Employers’ Accounting for Pensions,” (“SFAS 87”). The assumptions used to calculate pension liabilities and costs are shown in Note 24. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group’s Consolidated Financial Statements. Amortization of an unrecognized net gain or loss is included as a component of the Group’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.
        The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.
Stock-Based Compensation
        The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion (“APB”) 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.

        SFAS 123 “Accounting for Stock-Based Compensation,” (“SFAS 123”) and SFAS 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123,” (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as currently effective. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2004	2003	2002

Net income (in thousands of €)
As reported	1,310,521	1,077,063	508,614
Add: Expense for stock-based compensation, net of tax according to APB 25	23,445	85,700	5,600
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	181,323	205,109	138,203

Pro-forma	1,152,643	957,654	376,011

Earnings per share (in €)
Basic — as reported	4.22	3.47	1.62
Diluted — as reported	4.20	3.46	1.62
Basic — pro-forma	3.71	3.08	1.20
Diluted — pro-forma	3.70	3.08	1.20
Derivative Financial Instruments
        SAP uses forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 32, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.
        SAP accounts for derivatives and hedging activities in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, or in the period the derivative contract is terminated, if earlier. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, SAP excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.
Accumulated Other Comprehensive Income
        Comprehensive income is comprised of net income and other comprehensive income/loss.
        Accumulated other comprehensive income/loss includes foreign currency translation adjustments, changes in additional minimum pension liability, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains and losses resulting from STAR hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Changes in Shareholders’ Equity.
Cash Flows
        The Consolidated Statements of Cash Flows illustrate the effect on cash and cash equivalents of the cash inflows and outflows resulting from operating, investing, and financing activities during the period. The Consolidated Statements of Cash Flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in Note 20.
New Accounting Standards Not Yet Adopted
        In November 2003 and March 2004, the FASB reached partial consensuses on Emerging Issues Task Force (EITF) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” (“EITF 03-1”). EITF 03-1 addresses the meaning of other-than-temporary and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain marketable debt and equity securities, and certain disclosures about non-marketable cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. SAP has provided the additional disclosures currently required by EITF 03-1 in Note 16.
        In December 2004, the FASB issued SFAS 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). SFAS 123R establishes accounting guidance for share-based payments and transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased, or cancelled after that date using a modified version of prospective application. The adoption of SFAS 123R in the third quarter of 2005 will result in additional compensation expense in SAP’s Consolidated Financial Statements. SAP is currently determining the effect of SFAS 123R on the Group’s Consolidated Financial Statements. If SAP’s stock price, the Goldman Sachs Software Index and the US dollar to euro exchange rate remained unchanged in 2005 from the respective values at December 31, 2004, based on the share-based compensation awards issued and outstanding as of December 31, 2004 and the additional awards approved for grant as of March 1, 2005, SAP expects the adoption of SFAS 123R on July 1, 2005 would result in approximately €70 million of additional compensation expense in the second half of 2005 compared to what would be expensed under APB 25. See Note 23 for information about the effects of applying the fair value method to account for stock-based employee compensation on the Group’s Consolidated Financial Statements.
(4) ACQUISITIONS
        On March 23, 2004, as part of SAP’s efforts to further integrate its global IT-consulting capabilities, SAP announced its intention to bid for the outstanding shares of its 70.03% owned and fully consolidated publicly-traded subsidiary, SAP Systems Integration AG (“SAP SI”). The price offered for the outstanding SAP SI shares was €20.40 which represented a 35% premium over the SAP SI share price on the announcement date. SAP’s offer was made effective April 28, 2004, and expired May 27, 2004. From March 23, 2004, through August 2004, SAP acquired 7.7 million shares of SAP SI for cash increasing its ownership interest to 91.6%.
        The aggregate purchase price for the SAP SI shares acquired in 2004 was €168.1 million. SAP accounted for the purchase of SAP SI minority shares using the purchase method. At the acquisition date, because the carrying value of most assets and liabilities of SAP SI approximated their respective fair values, SAP assigned €5.6 million of the aggregate purchase price to customer contracts with a useful life of six months and €120.5 million of the aggregate purchase price to goodwill of the Consulting segment, which is not expected to be deductible for tax purposes.
        Effective October 1, 2004, SAP SI sold all of its interests in its wholly owned subsidiaries SAP Systems Integration America Holding, Inc. and SAP Systems Integration (Schweiz) AG to other subsidiaries within the Group. SAP SI, which remains a publicly traded entity, entered into a cooperation agreement with several other entities of the Group in late 2004 to further strengthen the cooperation in the areas of consulting and hosting.
        In addition, during the year ended December 31, 2004, SAP completed the following two acquisitions, which are immaterial individually:
        • In July 2004, SAP acquired the technology and assets of A2i, Inc., California, USA (“A2i”). A2i specialized in providing product content management, cross-media catalogue publishing, and master data management capabilities.
        • In December 2004, SAP acquired the technology and assets of iLytix Systems AS, a privately held software company based in Oslo, Norway.
        All acquisitions have been accounted for using the purchase method and are included in SAP’s Consolidated Financial Statements since the date of acquisition. The purchase price allocation for iLytix is preliminary and a final determination of required purchase accounting adjustments will be made within a year of the acquisition date upon completion of the integration plan. The aggregate purchase price of all acquisitions in 2004 was €186.6 million, of which €22.8 million was assigned to identifiable intangible assets and €127.3 million was recorded as goodwill, of which €1.7 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2004 was assigned to the product and consulting segments in the amounts of €1.7 million and €125.6 million, respectively. The aggregate purchase price related to the 2004 acquisitions can increase by approximately €5 million if certain results are achieved subsequently by the acquired companies.
        The values assigned to identifiable intangible assets were as follows:
Identifiable intangible assets

		Estimated useful
	€ million	life (in years)

Customer contracts	9.9	0.5 - 6.5
Intellectual Property	12.4	3 - 5
In-process research and development	0.5	expensed at the
		acquisition date

Identifiable intangible assets acquired	22.8

        During the year ended December 31, 2003, SAP completed certain acquisitions, which are immaterial individually and in the aggregate. These acquisitions have been accounted for using the purchase method and are included in SAP’s Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2003 was €63.2 million, of which €7.1 million was assigned to identifiable intangible assets and €49.9 million was recorded as goodwill.

        During 2000 and 2001, SAP made several investments in Commerce One, Inc. (“Commerce One”) resulting in a cumulative ownership interest of approximately 22% of Commerce One’s outstanding voting shares and the ability to exercise significant influence. As of December 31, 2002, the carrying value of SAP’s investment in Commerce One was reduced to zero as of result of the recognition of SAP’s equity in the losses of Commerce One since the initial investment date and the recognition of an other-than-temporary impairment charge of approximately €298 million in 2002. In 2004, Commerce One filed for bankruptcy, sold all of its assets, and was renamed CO Liquidation, Inc.
B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME
(5) REVENUE
        Revenue information by segment and geographic region is disclosed in Note 33. Other revenue is derived mainly from marketing events.
(6) SALES AND MARKETING
        Sales and marketing expense includes advertising costs, which amounted to €170,300 thousand, €161,543 thousand, and €151,300 thousand in 2004, 2003, and 2002, respectively.
(7) OTHER OPERATING EXPENSE, NET
        Other operating income/expense for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Restructuring costs — severance obligations	(5,796)	(3,384)	(33,148)
Bad debt expense	(1,791)	0	0
Expenses to obtain rental income	(1,517)	(3,297)	(4,989)
Restructuring costs — unused lease space	(1,210)	(17,164)	(12,960)
Other	(2,834)	(835)	(1,536)

Other operating expense	(13,148)	(24,680)	(52,633)

Rental income	7,135	9,870	9,228
Receipt of insurance proceeds	4,318	2,002	2,246
Reductions of bad debt allowance	0	5,368	5,288
Other	3,457	944	763

Other operating income	14,910	18,184	17,525

	1,762	(6,496)	(35,108)

        Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of product or cost of service sold. Total provisions for allowances for doubtful accounts charged to the respective functional cost category of product or cost of service sold approximated €0 million, €12.3 million and €12.9 million during 2004, 2003, and 2002, respectively.
        See Note 25 for more detailed information about costs incurred in connection with exit activities.

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
Cost of Services and Materials
        Cost of services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Raw materials and supplies, purchased goods	27,124	26,052	23,515
Purchased services	722,727	643,815	824,752

	749,851	669,867	848,267

Personnel Expenses/ Number of Employees
        Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Salaries	2,513,791	2,479,416	2,519,054
Social costs	350,052	346,579	345,798
Pension expense	104,175	110,595	100,397

	2,968,018	2,936,590	2,965,249

        Included in personnel expenses for the years ended December 31, 2004, 2003, and 2002, are expenses associated with the stock-based compensation plans as described in Note 23.
        The average number of employees in full-time equivalents was as follows:

	2004	2003	2002

Employees in full-time equivalents	31,224	29,098	29,054
        Certain employees that are currently employed by SAP but that are not currently operational or that work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.

(9) OTHER NON-OPERATING INCOME/ EXPENSE, NET
        Other non-operating income/expense for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Foreign currency losses	(140,881)	(255,749)	(201,097)
Losses on disposal of fixed assets	(6,696)	(3,474)	(3,850)
Other	(8,830)	(6,585)	(7,552)

Other non-operating expenses	(156,407)	(265,808)	(212,499)

Foreign currency gains	152,831	284,288	236,401
Gains on disposal of fixed assets	6,147	5,237	4,696
Other	10,703	12,592	8,721

Other non-operating income	169,681	302,117	249,818

	13,274	36,309	37,319

(10) FINANCIAL INCOME/ EXPENSE, NET
        Financial income/expense, net for the years ended December 31 is as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Interest and similar income	64,393	47,436	38,311
Interest and similar expenses	(8,122)	(3,999)	(13,524)

Interest income, net	56,271	43,437	24,787

Gain/loss from investments, net	1,842	22	(394,039)

— thereof from associated companies	(342)	(234)	(394,589)
Income from marketable securities and loans of financial assets	2,352	2,636	2,647
Write-down of financial assets	(20,403)	(22,663)	(133,098)
Gains on sales of equity securities	14,034	2,224	3,057
Unrealized losses on STAR hedge	(14,558)	(15,213)	(58,909)
Other net	1,449	5,844	256

Other financial gain/loss from investments, net	(17,126)	(27,172)	(186,047)

	40,987	16,287	(555,299)

        Interest income is derived primarily from cash and cash equivalents, long-term investments, and other assets.
        The loss from associated companies in 2002 includes €389,630 thousand related to the Company’s investment in Commerce One, of which €297,632 thousand is due to an other-than-temporary impairment charge. See Notes 16 and 23 regarding write-downs of financial assets and unrealized losses on STAR hedge respectively.

(11) INCOME TAXES
        Income tax for the years ended December 31 is comprised of the following components:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Current taxes — Germany	470,473	382,786	302,533
Current taxes — Foreign	267,591	217,232	221,452

	738,064	600,018	523,985
Deferred taxes — Germany	22,120	90,925	56,155
Deferred taxes — Foreign	(2,915)	1,697	18,565

	19,205	92,622	74,720

Income tax expense	757,269	692,640	598,705

        In December 2004, the German government enacted new tax legislation (“Gesetz zur Umsetzung von EU-Richtlinien in nationales Steuerrecht und zur Änderung weiterer Vorschriften”) effective January 1, 2005. This legislation does not include any significant changes, which are of relevance for the Company. Therefore the effect of this and other changes in tax laws on the Consolidated Statements of Income in 2004 was not material.
        The effects of the German tax law changes that were enacted prior to 2004 are as follows: New tax legislation enacted in December 2003, and effective January 1, 2004, did limit the exemption from tax for domestic dividends and certain gains from the sale of shares in affiliated and unaffiliated companies. Beginning January 2004, only 95% of such dividends received and gains realized are tax-free while 5% are treated as non-deductible expenses. The impact of this tax law change in the Consolidated Statements of Income 2003 was not material.
        Income before income tax, minority interest and extraordinary gain (see Note 12) consists of the following:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Germany	1,352,200	1,179,891	450,864
Foreign	720,442	596,724	656,834

	2,072,642	1,776,615	1,107,698

        The effective income tax rate for the years ended December 31, 2004, 2003, and 2002, was 36.5%, 39.0% and 53.8% respectively. The following table reconciles the expected income tax expense computed by applying the Company’s combined German corporate tax rate of 36.20% in 2004 (2003: 37.71%; 2002: 36.39%) to the actual income tax expense. The Company’s 2004 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.66% (2003: 22.91%; 2002: 21.60%) plus a solidarity surcharge of 5.5% thereon and trade taxes of 13.35% (2003: 13.54%; 2002: 13.60%).

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Income before income taxes	2,072,642	1,776,615	1,107,698
Expected income taxes 36.20% in 2004 (37.71% in 2003, 36.39% in 2002)	750,296	669,961	403,091
Foreign tax rate differential	(7,800)	(14,735)	(4,316)
Tax on non-deductible expenses	12,631	28,564	11,450
Tax effect on losses	(471)	(1,507)	(130)
Tax effect on equity investments and securities	(7,795)	7,110	177,639
Other	10,408	3,247	10,971

Actual income tax expense	757,269	692,640	598,705

        Deferred income tax assets and liabilities as of December 31, 2004 and 2003, are summarized (referring to the underlying item) as follows:

	2004	2003

	€ (000)	€ (000)
Deferred tax assets
Intangibles	34,181	90,286
Property, plant, and equipment	3,278	(3,159)
Financial assets	7,206	14,125
Accounts receivable	4,099	7,761
Net operating loss carryforwards	11,993	17,914
Pension provisions	18,332	12,337
Stock-based compensation	8,371	12,099
Other liabilities	91,422	78,537
Deferred income	28,106	35,942
Other	61	115

	207,049	265,957

Less: Valuation allowance	(1,448)	(1,504)

Deferred tax assets	205,601	264,453

Deferred tax liabilities
Intangibles	0	1,096
Property plant, and equipment	7,718	2,119
Financial assets	8,944	21,396
Accounts receivable	44,204	86,490
Other provisions	3,130	320
Deferred income	0	9
Other	206	550

Deferred tax liabilities	64,202	111,980

Net deferred tax assets/liabilities	141,399	152,473

        With regard to their duration, deferred tax assets and liabilities as of December 31 are classified as follows:

	2004	2003

	€ (000)	€ (000)
Deferred tax assets
Short-term	96,132	84,873
Long-term	109,469	179,580

	205,601	264,453

Deferred tax liabilities
Short-term	47,557	94,868
Long-term	16,645	17,112

	64,202	111,980

        On December 31, 2004, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €65,907 thousand (2003: €90,854 thousand), which may be used to offset future taxable income. Of this amount €19,129 thousand relates to state net operating loss carryforwards in the United States, of which €17,299 thousand expire during the years 2021 and 2024, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 16 years. Further €18,950 thousand relates to other net operating loss carryforwards that will expire if not used within three to seven years. The remaining €27,828 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.
        Deferred tax assets as of December 31, 2004 and 2003, relating to net operating loss carryforwards have been reduced by a valuation allowance of €1,448 thousand and €1,504 thousand, respectively, to a net amount that management believes is more likely than not to be realized.
        The decrease of this valuation allowance in 2004 from €1,504 thousand to €1,448 thousand is mainly caused by currency effects.
        The Company recorded tax liabilities of €3,240 thousand (2003: €872 thousand) for taxes on future dividend distributions from foreign subsidiaries, which is based on €179,000 thousand (2003: €48,000 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized an income tax liability on €1,824,340 thousand (2003: €1,716,116 thousand) of undistributed earnings of its foreign subsidiaries that arose in 2004 and prior years because the Company plans to permanently reinvest the undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.
        Total income taxes for the years ended December 31, 2004, 2003, and 2002, including those not affecting the Consolidated Statements of Income (charged or credited to Other comprehensive income) were allocated as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Income tax expense from continuous operations	757,269	692,640	598,705
Tax on Other comprehensive income/loss	(11,262)	31,750	(5,486)

	746,007	724,390	593,219

        See Note 22 for the income tax impact of the components of Accumulated other comprehensive income.

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
(13) EARNINGS PER SHARE
        Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The conversion feature of the convertible bonds has been “out of the money” for all periods presented. As such, because their effect would have been anti-dilutive, all outstanding convertible bonds have been excluded from the computation of earnings per share for all periods presented. The number of outstanding stock options and convertible bonds is presented in Note 23.

	2004	2003	2002

	In thousands, except per share data
Net income before extraordinary gain (€)	1,310,521	1,077,063	502,838
Extraordinary gain, net of tax (€)	0	0	5,776

Net income (€)	1,310,521	1,077,063	508,614

Weighted average shares — basic	310,802	310,781	313,016
Stock options	1,354	628	964

Weighted average shares — diluted	312,156	311,409	313,980

Earnings per share — basic (€)
Net income before extraordinary gain (€)	4.22	3.47	1.60
Extraordinary gain, net of tax (€)	0.00	0.00	0.02

Net income (€)	4.22	3.47	1.62

Earnings per share — diluted (€)
Net income before extraordinary gain (€)	4.20	3.46	1.60
Extraordinary gain, net of tax (€)	0.00	0.00	0.02

Net income (€)	4.20	3.46	1.62

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS
(14) INTANGIBLE ASSETS

	Licenses, trademarks,
	similar rights
	and other
	intangibles	Goodwill	Total

	€ (000)
Purchase cost
1/1/04	232,645	444,880	677,525
Exchange rate differences	(7,229)	(19,512)	(26,741)
Additions	39,021	126,935	165,956
Retirements/disposals	(2,426)	0	(2,426)
Reclassifications	0	0	0

12/31/04	262,011	552,303	814,314

Accumulated amortization
1/1/04	156,430	99,759	256,189
Exchange rate differences	(5,775)	(4,163)	(9,938)
Additions	45,203	0	45,203
Retirements/disposals	(2,033)	0	(2,033)
Reclassifications	0	0	0

12/31/04	193,825	95,596	289,421

Book value 12/31/04	68,186	456,707	524,893

Book value 12/31/03	76,215	345,121	421,336

        The additions to goodwill include additions resulting from the acquisitions discussed in Note 4 as well as certain minor purchase adjustments related to prior acquisitions.
        All of SAP’s intangible assets, other than goodwill and the aggregate minimum pension liability offset (€25 thousand) included in other intangibles, are subject to amortization. Intangibles consist of two major asset classes:

	Software and			Licenses, trademarks,
	database	Acquired		similar rights and
	licenses	technology	Other	other intangibles

	in thousands of €, except for amortization period
December 31, 2004
Purchase cost	139,533	110,036	12,442	262,011
Accumulated amortization	112,264	73,350	8,211	193,825
thereof additions in 2004
Purchase cost	16,699	12,402	9,920	39,021
Weighed average amortization period in years	3.0	4.8	3.0	—
December 31, 2003
Purchase cost	125,056	96,422	11,167	232,645
Accumulated amortization	98,360	53,651	4,419	156,430
        During 2004, the Company acquired software and database licenses from third parties. software and database licenses consist primarily of technology for internal use whereas acquired technology consists primarily of technology to be incorporated into the Group’s products. The additions to Software and database licenses in 2004 were acquired from third parties, whereas the additions to acquired technology and other result from the acquisitions discussed in Note 4.

        Other consists primarily of trademark licenses and customer contracts acquired. For further information refer to Note 4.
        The estimated aggregate amortization expense for intangible assets for each of the five succeeding years ending December 31 is as follows:

€ (000)

2005	31,591
2006	17,897
2007	7,111
2008	3,480
2009	2,341
thereafter	5,741
        The carrying amount of goodwill by reportable segment as of December 31, 2004, and
        2003, is as follows (for further information see Note 33):
Segment

		thereof		thereof
		additions in		additions in
	31/12/2004	2004	31/12/2003	2003

	€ (000)	€ (000)	€ (000)	€ (000)
Product	198,046	1,745	215,062	13,467
Consulting	252,675	125,190	119,921	36,441
Training	5,986	0	10,138	0

Total	456,707	126,935	345,121	49,908

        The additions in 2004 include certain minor adjustments related to prior acquisitions.

(15) PROPERTY, PLANT, AND EQUIPMENT

	Land, leasehold
	improvements, and		Payments
	buildings, including	Other property,	and con-
	buildings on third-	plant, and	struction in
	party land	equipment	progress	Total

	€ (000)	€ (000)	€ (000)	€ (000)
Purchase cost
1/1/04	928,845	886,987	12,660	1,828,492
Exchange rate differences	(11,819)	(7,199)	(82)	(19,100)
Additions	18,510	152,683	795	171,988
Retirements/disposals	(21,836)	(98,230)	0	(120,066)
Reclassifications	5,207	4,289	(8,858)	638

12/31/04	918,907	938,530	4,515	1,861,952

Accumulated depreciation
1/1/04	225,004	583,831	0	808,835
Exchange rate differences	(3,515)	(6,374)	0	(9,889)
Additions	42,587	121,879	0	164,466
Retirements/disposals	(11,007)	(90,174)	0	(101,181)
Reclassifications	75	563	0	638

12/31/04	253,144	609,725	0	862,869

Book value 12/31/04	665,763	328,805	4,515	999,083

Book value 12/31/03	703,841	303,156	12,660	1,019,657

        The additions in other property, plant, and equipment relate primarily to the purchase of computer hardware acquired in the normal course of business.
        Interest capitalized has not been material to any period presented.
(16) FINANCIAL ASSETS AND MARKETABLE SECURITIES

	Fixed Assets		Non-fixed Assets		Total

	2004	2003	2004	2003	2004	2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Equity method investments	1,595	1,799	0	0	1,595	1,799
Marketable equity securities available-for-sale	17,328	24,457	0	0	17,328	24,457
Equity securities at cost	25,924	26,841	0	0	25,924	26,841
Equity securities	43,252	51,298	0	0	43,252	51,298
Debt securities available-for-sale	231	53,023	242	3	473	53,026
Investment fund securities	1,984	654	9,922	1,349	11,906	2,003
Loans	53,320	61,214	0	0	53,320	61,214

Total	100,382	167,988	10,164	1,352	110,546	169,340

        Proceeds from sales of available-for-sale securities in 2004 were €67.7 million (2003: €4.1 million; 2002: €0.7 million). Gross gains realized from sales of available-for-sale securities in 2004 were €13.7 million (2003: €2.2 million; 2002: €0.7 million). Gross losses realized from sales of available-for-sale securities are not material for the periods presented.

Equity Method Investments
        As described in Note 10, SAP recorded a loss of €389,630 thousand in 2002 due to an other-than-temporary impairment charge and equity method losses attributable to the investment in Commerce One. The market value and the carrying value of the Company’s investment in Commerce One as of December 31, 2004, were €0.7 million (based on the quoted share price of US$0.17) and €0, respectively, and as of December 31, 2003, were €5.9 million (based on the quoted share price of US$1.27) and €0, respectively. Because Commerce One had no effect on the Company’s Consolidated Statements of Income in 2004, and 2003, summarized consolidated financial information has not been provided for Commerce One for the years ended December 31, 2004 and 2003, respectively. The following table presents summarized consolidated financial information for Commerce One for the year ended December 31, 2002.

2002

US$ (000)
Net revenues	105,529
Loss from operations	(594,216)
Net loss	(589,836)
Current assets	125,189
Non-current assets	34,233

Total assets	159,422

Current liabilities	64,781
Non-current liabilities	47,151
Shareholders’ equity	47,490

Total liabilities and equity	159,422

Equity and Debt Securities
        Amounts pertaining to marketable equity securities and debt securities as of December 31 are as follows:

			Marketable securities in loss position

	Marketable securities		for less than		for more than
	not in loss position		12 months		12 months		total

	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	gains	value	losses	value	losses	value	losses

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
2004
Marketable equity securities (available-for-sale)	14,910	9,006	2,418	569	0	0	2,418	569
Marketable debt securities (available-for-sale)	0	0	473	133	0	0	473	133
Investment fund securities	1,984	31	9,922	77	0	0	9,922	77
2003
Marketable equity securities (available-for-sale)	23,864	15,374	593	73	0	0	593	73
Marketable debt securities (available-for-sale)	53,026	1,651	0	0	0	0	0	0
Investment fund securities	2,003	25	0	0	0	0	0	0
        All marketable equity securities and all debt securities are evaluated for impairment whenever SAP becomes aware of an event that indicates the possibility of an impairment, and at regular intervals at least annually, even if no event occurs that indicates the possibility of an impairment. For the year ended December 31, 2004, the Company has determined that there are no other-than-temporary impairments of these securities based on the evaluations given the short duration of the respective declines in value and the Company’s intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery. For the years ended December 31, 2003 and 2002, the Company recorded other-than-temporary impairment charges of €8.7 million and €12.5 million, respectively.
        During 2004, €51,129 thousand of debt securities available-for-sale, consisting of corporate debt securities, matured.
        The carrying value of all equity securities at cost were €25,924 thousand and €26,841 thousand as of December 31, 2004 and 2003, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily obtainable. Impairments in value of equity securities at cost that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. During 2004, 2003, and 2002, the Company recorded €5.1 million, €6.1 million, and €101.2 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost.

Other Loans
        Other loans include interest-bearing and non-interest or below-market-interest loans to employees and third parties as follows:

	2004	2003

	€ (000)	€ (000)
Loans to employees	42,824	37,777
Loans to third parties	10,496	23,437

	53,320	61,214

        Loans granted to employees primarily consist of interest-free or below-market rate building loans. SAP discounts interest-free or below-market rate employee loans based on prevailing market rates. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options.
(17) INVENTORIES
        Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.
(18) ACCOUNTS RECEIVABLE, NET
        Accounts receivable include costs and estimated earnings in excess of billings on uncompleted contracts of €135,194 thousand and €105,525 thousand as of December 31, 2004 and 2003, respectively.
        Amounts presented in the Consolidated Balance Sheets are net of allowances for bad debts of €63,362 thousand and €71,011 thousand as of December 31, 2004, and 2003, respectively. Net Accounts receivable based on due dates as of December 31 are as follows:

	2004	2003

	€ (000)	€ (000)
Due within 1 year	1,928,557	1,761,195
Due between 1 and 5 years	543	9,520

	1,929,100	1,770,715

        Concentrations of credit risks are limited due to the Company’s large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of Total revenues or net Accounts receivable in 2004, 2003, or 2002.

(19) OTHER ASSETS

	2004	2003

	€ (000)	€ (000)
Fair value of STAR hedge and other derivatives	191,716	256,758
Investments in insurance policies held for employee-financed pension plans, semiretirement, and time accounts	134,003	94,407
Income tax receivables	52,161	32,060
Prepaid pensions	32,035	27,221
Rent deposits	22,823	23,130
Others	104,907	72,315

Total other assets	537,645	505,891

— thereof with a remaining term greater than 1 year	224,829	166,634

        Included in Others are interest receivable and short-term loans. Detailed information about SAP’s derivative financial instruments are presented in Note 32. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 24. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in Other reserves and accrued liabilities (see Note 25).
(20) LIQUID ASSETS
        Liquid assets as of December 31 consist of the following:

	2004	2003

	€ (000)	€ (000)
Cash at banks	458,909	326,305
Liquid investments with original maturities of 3 months or less	1,054,226	658,090

Cash and cash equivalents	1,513,135	984,395

Liquid investments with original maturities exceeding 3 months and less than 1 year	546,272	588,472
Liquid investments with original maturities exceeding 1 year	1,137,135	448,784
Restricted cash with original maturity exceeding 1 year	0	74,305

	3,196,542	2,095,956

        Liquid assets with maturities exceeding one year are classified as non current in our consolidated balance sheets.
        Restricted cash was used until mid-2004 to collateralize the Company’s obligation under an operating lease arrangement with a financial institution in conjunction with capital expenditures made for SAP Properties, Inc. (“SAP Properties”). See Note 30.
        In 2004, SAP eliminated from cash and cash equivalents auction rate securities and began classifying them as liquid assets with original maturities “exceeding 3 months and less than 1 year” or “exceeding 1 year”. The December 31, 2003 and 2002 balances of liquid asset items and the 2003 and 2002 consolidated statements of cash flows have been adjusted accordingly. These adjustments have no effect on the amounts of total liquid assets, total assets, net income or cash flow from operations of the Company. The effects of this adjustment are as follows for the years ended December 31, 2003 and 2002:

	2003			2002

	as previously			as previously
	reported	Adjustment	as adjusted	reported	Adjustment	as adjusted

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Change in liquid assets (maturities exceeding 3 months) and marketable securities	(639,379)	(229,342)	(868,721)	91,703	(110,547)	(18,844)
Net cash used in investing activities	(915,120)	(229,342)	(1,144,462)	(215,840)	(110,547)	(326,387)
Net increase in cash and cash equivalents	218,683	(229,342)	(10,659)	366,757	(110,547)	256,210
Cash and cash equivalents at the beginning of the year	1,121,708	(126,654)	995,054	754,951	(16,107)	738,844
Cash and cash equivalents at the end of the year	1,340,391	(355,996)	984,395	1,121,708	(126,654)	995,054
Liquid investments with original maturities exceeding 3 months and less than 1 year	680,891	(92,419)	588,472	26,281	(9,515)	16,766
Liquid investments with original maturities exceeding 1 year	74,674	448,415	523,089	89,908	136,169	226,077
(21) PREPAID EXPENSES AND DEFERRED CHARGES
        Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.
(22) SHAREHOLDERS’ EQUITY
Subscribed Capital
        As of December 31, 2004, SAP AG had 316,003,600 no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.
        The number of common shares increased by 590,047 (corresponding to €590,047) as a result of the exercise of awards granted under certain stock-based compensation plans.
        Shareholdings in SAP AG as of December 31, 2004, are as follows:

	2004		2003

	Number of	% of	Number of	% of
	shares	subscribed	shares	subscribed
	(000)	capital	(000)	capital

Hasso Plattner GmbH&Co. Beteiligungs-KG	31,240	9.9%	31,240	9.9%
Dietmar Hopp Stiftung GmbH	28,017	8.9%	28,017	8.9%
Klaus Tschira Stiftung gGmbH	21,155	6.7%	21,155	6.7%
Dr. h.c. Tschira Beteiligungs GmbH&Co. KG	15,833	5.0%	15,833	5.0%
Hasso Plattner Förderstiftung gemeinnützige GmbH	5,229	1.6%	6,000	1.9%
Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG	4,811	1.5%	4,811	1.5%
Treasury Stock	5,363	1.7%	4,565	1.5%
Free float	204,356	64.7%	203,793	64.6%

	316,004	100.0%	315,414	100.0%

        Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG is wholly owned by Dietmar Hopp.
Authorized Capital
        The Articles of Association authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Subscribed capital
        • up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 1, 2006 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders.
        • up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 1, 2006 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.
        • up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from Contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.
        No authorization to increase capital stock was exercised in fiscal year 2004.
Contingent Capital
        SAP AG’s capital stock is subject to a contingent increase of common shares. The contingent increase shall be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 23) exercise their conversion or subscription rights. The following table provides a summary of the changes in Contingent capital for 2003 and 2004:

Contingent
capital

(000)
12/31/2002	56,288

Exercise	(451)
New authorized	0
Reduction	0

12/31/2003	55,837

Exercise	(590)
New authorized	0
Reduction	0

12/31/2004	55,247

Treasury Stock
        By resolution of the Annual General Shareholders’ Meeting held on May 6, 2004, the Executive Board was authorized to acquire, on or before October 31, 2005, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company’s capital stock. Although treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with treasury stock. SAP may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.
        As of December 31, 2004, SAP had acquired 5,363 thousand (2003: 4,565 thousand) of its own shares, representing €5,363 thousand (2003: €4,565 thousand) or 1.7% (2003: 1.5%) of capital stock. In 2004, 1,127 thousand (2003: 1,049 thousand) shares in aggregate were acquired under the buyback program at an average price of approximately €125.49 (2003: €84.06) per share, representing €1,127 thousand or 0.4% (2003: €1,049 thousand or 0.3%) of capital stock. In connection with stock-based compensation plans, SAP acquired in 2004 an additional 186 thousand (2003: 331 thousand) of its own shares, representing 0.06% (2003: 0.1%) of the total shares outstanding as of December 31, at an average market price of €130.13 (2003: €101.50) per share. Such shares were transferred to employees during the year at an average price of €99.61 (2003: €70.71) per share. See Note 23 for further information. In 2004, certain of SAP AG’s foreign subsidiaries purchased an additional 290 thousand (2003: 373 thousand) American Depositary Receipts (“ADRs”) (each ADR represents one-fourth of a common share), at an average price of US$40.61 (2003: US$26.15) per ADR. Such ADRs were distributed to employees during the year at an average price of US$34.57 (2003: US$22.08) per ADR by an administrator. The Company held no ADRs as of December 31, 2004 and 2003, respectively.

Other Comprehensive Income/ Loss
        The changes in the components of other comprehensive income/loss consist of the following as of December 31:

	2004			2003

	Pre-tax	Tax (expense)	Net	Pre-tax	Tax (expense)	Net
	amount	or benefit	amount	amount	or benefit	amount

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unrealized gains (losses) on marketable securities:
Unrealized holding gains (losses)	(699)	774	75	14,365	(814)	13,551
Reclassification adjustments for (gains) losses included in net income	(8,020)	267	(7,753)	5,574	(7)	5,567
Net unrealized gains (losses) on marketable securities	(8,719)	1,041	(7,678)	19,939	(821)	19,118
Currency translation adjustments	(70,723)	0	(70,723)	(148,424)	0	(148,424)
Additional minimum pension liability adjustments	(9,089)	2,070	(7,019)	27,249	(10,966)	16,283
Unrealized gains (losses) on cash flow hedges:
Unrealized cash flow hedge gains (losses)	11,691	1,681	10,010	20,261	7,300	12,961
Reclassification adjustments for (gains) losses included in net income	(11,844)	(1,703)	(10,141)	(363)	(131)	(232)
Net unrealized cash flow hedge gains (losses)	(153)	22	(131)	19,898	(7,169)	12,729
Unrealized gains (losses) on STAR hedge:
Unrealized gains (losses) on STAR hedge	(1,094)	378	(716)	36,790	(12,794)	23,996
Reclassification adjustments for (gains) losses included in net income	(22,433)	7,751	(14,682)	0	0	0
Net unrealized gains (losses) on STAR hedge	(23,527)	8,129	(15,398)	36,790	(12,794)	23,996
Currency effects from intercompany long-term investment transactions	(2,473)	0	(2,473)	0	0	0

Other comprehensive income (loss)	(114,684)	11,262	(103,422)	(44,548)	(31,750)	(76,298)

        As of December 31, 2004 and 2003, the net of tax amounts included in Accumulated other comprehensive income/loss for aggregate unrealized gains on available-for-sale marketable securities were €8,301 thousand and €15,979 thousand, respectively; accumulated currency translation adjustments were €(322,396) thousand and €(251,673) thousand, respectively; aggregate additional minimum pension liabilities were €(10,741) thousand and €(3,722) thousand, respectively; accumulated unrealized gains on cash flow hedges were €13,310 thousand and €13,441 thousand, respectively; and accumulated unrealized gains on STAR hedges were €8,598 thousand and €23,996 thousand, respectively; and accumulated currency effects from intercompany long-term investment transactions were €(2,473) thousand and €0 thousand, respectively.
Miscellaneous
        Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2004, SAP management has proposed a distribution in 2005 of €1.10 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended December 31, 2004. Dividends per share for 2003 and 2002, which were paid in the immediately subsequent year, were as follows:

	2003	2002

	€	€
Dividend per common share	0.80	0.60
(23) STOCK-BASED COMPENSATION PLANS
        Total compensation expense recorded in connection with stock-based compensation plans for the year 2004 amounts to €37 million (2003: €125 million, 2002: €9 million).
Employee Discounted Stock Purchase Programs
        The Company acquires SAP AG common shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity.
Stock Appreciation Right (STAR) Plans
        In February 2004 and February 2003, the Company granted approximately 3.5 million and 3.8 million stock appreciation rights (“2004 STARs” and “2003 STARs” respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2004 and 2003 STAR grant values of €134.35 and €84.91, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

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
        The cash payout value of each STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2004 STARs as follows: 50% each on both, March 31, 2006 and January 31, 2007. Under the terms of the 2003 STAR Program, participants were scheduled to receive an initial payment of 50% on March 31, 2005 and a second installment on January 31, 2006. Participants will receive STAR payments provided that, subject to certain exceptions, they continue to be actively employed by the Company on the payment dates.
        As SAP’s STAR Plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current value of the STARs at the reporting date. Compensation expense —

including effects of the changes in the value of the STAR — is accrued over the period the employee performs the related service (“vesting period”).
        As of December 31, 2004, a STAR provision in the amount of €109 million (€51 million in 2003) is included in Other reserves and accrued liabilities in the consolidated balance sheet (see Note 25). The related STAR expense was reduced by the effects of the STAR hedge — as described in Note 32 — and therefore totaled only €38 million (€36 million in 2003). The STAR provision as of December 31, 2004, as well as the related STAR expense solely result from the 2003 STAR Program. For the STARs granted in February 2004, no compensation expenses were recorded, as the grant price exceeded the fair market value of SAP shares on all relevant measurement dates in 2004. No compensation expenses were recorded in 2002, as the grant price of STARs outstanding in that period exceeded the average fair market value of SAP shares on all relevant measurement dates. Accordingly no accrual was recorded as of December 31, 2002, for the 2002 STAR Program.
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
        The SAP SOP 2002 is generally considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, cannot be less than the share price on that date, no expenses are recorded for awards granted under the SAP SOP 2002. As the number of stock options granted to the members of the Executive Board under the SAP SOP 2002 is not known on grant date due to the above mentioned potential limitation on subscription rights, the SAP SOP 2002 is not considered a fixed plan for those stock options. As such, compensation expense is recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the common share at each balance sheet date.

        Since the exercise price of the stock options granted from February 2004 exceeded the share price as of December 31, 2004, no compensation expenses were recorded in 2004.
        A summary of the SAP SOP 2002 activity is as follows:

		Number of	Weighted average
	Shares available	options	exercise price
	for grant	outstanding	per option

	(000)	(000)	€
1/1/2002	—	—	—
Additional shares authorized	19,015	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
12/31/2002	19,015	—	—
Additional shares authorized	—	—	—
Granted	3,737	3,737	90.48
Exercised	—	—	—
Forfeited	—	109	90.37
12/31/2003	15,278	3,628	90.48
Additional shares authorized	—	—	—
Granted	2,105	2,105	149.99
Exercised	—	—	—
Forfeited	—	99	105.86

12/31/2004	13,173	5,634	112.44

        The following table summarizes information about stock options outstanding as of December 31, 2004:

	Outstanding			Exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise
Range of exercise prices	stock options	contractual life	price	stock options	price

	€(000)	years		€(000)	€
90.37-99.13	3,555	3.16	90.48	—	—
149.99	2,079	4.13	149.99	—	—

90.37-149.99	5,634	3.52	112.44	—	—

        See compensation report for information related to members of the Executive Board.
Long Term Incentive 2000 Plan
        On January 18, 2000, the Company’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into one common share over a maximum of 10 years subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.
        Under APB 25, SAP records no expenses relating to the convertible bonds issued under its LTI 2000 Plan since the conversion price is equal to the market price of an SAP common share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options’ intrinsic value on the reporting date.
        In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Shareholders’ Meeting, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.
        A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

		Stock options		Convertible bonds

			Weighted		Weighted
	Shares	Number of	average	Number of	average
	available	options	exercise price	bonds	exercise price
	for grant	outstanding	per option	outstanding	per bond

	(000)	(000)		€(000)	€
January 1, 2002	9,839	1,578	132.73	5,191	229.40

Additional shares authorized	—	—	—	—	—
Granted	4,807	1,787	81.39	3,020	151.50
Reduction due to option/bond ratio (25% of bonds issued)	755	—	—	—	—
Exercised		76	94.53	—	—
Forfeited	4,277	222	72.81	408	200.78

December 31, 2002	0	3,067	72.51	7,803	200.74

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	217	73.93	—	—
Forfeited	—	161	94.45	226	185.05

December 31, 2003	0	2,689	91.10	7,577	201.21

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	511	90.11	—	—
Forfeited	—	63	100.53	307	222.95

December 31, 2004	0	2,115	97.19	7,270	200.29

        Due to the development of SAP’s common share price appreciation versus the appreciation of the Goldman Sachs Software Index in 2004, the Company recorded a €1,395 thousand gain in connection with its LTI 2000 Plan for 2004. In 2003, the Company recorded compensation expenses for the LTI 2000 Plan in the amount of €89,378 thousand (2002: €8,418 thousand).

        The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2004:

	Outstanding stock options			Exercisable stock options

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of exercise prices	stock options	contractual life	exercise price	stock options	exercise price

	€(000)	years		€(000)	€
52.72 – 59.15	3	5.50	59.15	3	59.15
66.57 – 86.16	775	5.88	81.59	500	79.10
96.17 – 106.44	1,337	7.82	106.32	323	106.12
52.72 – 106.44	2,115	7.11	97.19	826	89.61

	Outstanding convertible bonds			Exercisable convertible bonds

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of exercise prices	bonds	contractual life	exercise price	bonds	exercise price

					€
	€(000)	years		€(000)
131.81 – 183.67	2,783	7.15	151.68	945	151.95
191.25 – 247.00	2,748	6.16	191.72	1,824	191.96
290.32 – 334.67	1,739	5.17	291.65	1,739	291.65
131.81 – 334.67	7,270	6.30	200.29	4,508	222.02
Stock-Based Compensation Plan of SAP System Integrations AG (“SAP SI”)
        SAP SI, in which SAP AG holds a 91.6 % stake, is publicly listed at the German Stock Exchange. On August 16, 2000, by resolution of SAP SI’s shareholders, SAP SI introduced an employee stock option plan in the form of convertible bonds, which allows SAP SI to issue up to two million convertible bonds to members of the Executive Board and other employees of SAP SI and its subsidiaries. On May 14, 2002, SAP SI’s shareholders approved the issuance of an additional 1.6 million convertible bonds. In connection with SAP’s acquisition of additional SAP SI shares as discussed in Note 4, during 2004, SAP AG offered the plan participants a cash settlement for the outstanding convertible bonds. The majority of plan participants accepted the offer and the amount of the total cash settlement was approximately €9 million. As of December 31, 2004, a total of 7,440 (2003: 2,055,632) convertible bonds remained outstanding. Each participating employee can exchange his or her convertible bonds for an equal number of shares of SAP SI stock. The conversion price corresponds to the market price of SAP SI stock on the date they are granted. The bonds have a term of eight years. The convertible bonds vest as follows: 33% after two years from date of grant, 33% after three years and 34% after four years.
Pro-Forma Information
        SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

        The fair values of the Company’s stock-based awards granted under the LTI 2000 Plan and SAP SOP 2002 were calculated using the following weighted average assumptions:

	2004	2003	2002

Expected life (in years)	2.5 years	2.5 years	4.5 years
Risk-free interest rate	2.65%	2.61%	4.68%
Expected volatility	57%	68%	50%
Expected dividends	0.45%	0.73%	0.38%
        The weighted average fair value of stock options granted under the SAP SOP 2002 in 2004 was €43.61 (2003: €28.83).
        The weighted average fair value of all stock options and convertible bonds granted under the LTI 2000 Plan during 2002 was €55.11 and €68.89, respectively. As of December 31, 2002, no awards were granted under SAP SOP 2002.
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

	2004	2003

	€ (000)	€ (000)
Domestic benefit plans	5,368	5,044
Foreign benefit plans	22,315	13,129
Employee financed plans	109,079	77,768
Other pension and similar obligations	2,928	1,594

	139,690	97,535

Domestic Benefit Plans
        The Company’s domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

        The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2004	2003

	€ (000)	€ (000)
Change in benefit obligation
Benefit obligation at beginning of year	30,349	28,351
Service costs	301	409
Interest costs	1,587	1,624
Settlement	0	(300)
Actuarial gain/loss	1,609	502
Benefits paid	(610)	(237)

Benefit obligation at end of year	33,236	30,349

Change in plan assets
Fair value of plan assets at beginning of year	25,761	23,658
Actual return on plan assets	199	1,175
Employer contributions	2,186	2,162
Benefits paid	(492)	(1,049)
Assets transferred to defined contribution plan	(118)	(185)

Fair value of plan assets at end of year	27,536	25,761

Funded status	5,700	4,588
Unrecognized transition assets	(490)	(532)
Unrecognized net actuarial loss	(7,239)	(4,694)

Net amount recognized	(2,029)	(638)

Amounts recognized in the consolidated balance sheets:
Accrued benefit liability	5,368	5,044
Intangible assets	(25)	(29)
Accumulated other comprehensive income	(7,372)	(5,653)

Net amount recognized	(2,029)	(638)

        The following weighted average assumptions were used for the actuarial valuation of the Group’s domestic pension benefit obligation as of the respective measurement date:

	2004	2003	2002

	%	%	%
Discount rate	5.0	5.3	5.8
Rate of compensation increase	2.7	3.9	3.9
        The components of net periodic benefit cost of the Group’s domestic benefit plans for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Service cost	301	409	561
Interest cost	1,587	1,624	1,631
Expected return on plan assets	(1,638)	(1,529)	(1,399)
Net amortization	545	484	456

	795	988	1,249

        The weighted average assumptions used for determining the net periodic pension cost for the Group’s domestic pension plans for 2004, 2003, and 2002, were as follows:

	2004	2003	2002

	%	%	%
Discount rate	5.3	5.8	6.6
Expected return on plan assets	6.0	5.9	6.5
Rate of compensation increase	3.9	3.9	4.0
        SAP’s investment strategy in Germany is to invest all contributions into stable insurance policies. The expected rate of return on plan assets for the Group’s domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.
Foreign Benefit Plans
        The Company’s foreign defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

        The change of the benefit obligation and the change in plan assets for the foreign plans, are as follows:

	2004	2003

	€ (000)	€ (000)
Change in benefit obligation
Benefit obligation at beginning of year	174,792	159,402
Service costs	30,220	29,503
Interest costs	7,817	7,691
Employee contributions	0	1,907
Actuarial loss/gain	(11,722)	4,118
Benefits paid	(5,710)	(5,036)
Foreign currency exchange rate changes	(7,527)	(22,793)
Other changes	1,968	0

Benefit obligation at end of year	189,838	174,792

Change in plan assets:
Fair value of plan assets at beginning of year	157,449	130,191
Actual return on plan assets	8,994	11,858
Employer contributions	30,095	39,490
Employee contributions	2,064	1,907
Benefits paid	(4,519)	(4,359)
Foreign currency exchange rate changes	(10,423)	(21,638)
Other changes	1,968	0

Fair value of plan assets at end of year	185,628	157,449

Funded status	4,210	17,343
Unrecognized transition assets	(2,074)	(2,242)
Unrecognized prior service cost	1,281	1,519
Unrecognized net actuarial loss	(20,099)	(30,919)

Net amount recognized	(16,682)	(14,299)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	(31,547)	(26,847)
Accrued benefit liability	22,315	13,129
Intangible assets	0	(387)
Accumulated other comprehensive income	(7,450)	(194)

Net amount recognized	(16,682)	(14,299)

        There were no plan transfers, divestitures, curtailments, or settlements impacting SAP’s foreign benefit plans in 2004 or 2003.
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

	2004	2003	2002

	%	%	%
Discount rate	4.5	4.7	5.2
Rate of compensation increase	4.9	4.7	4.8

        The components of net periodic benefit cost of the Group’s foreign benefit plans for the years ended December 31 are as follows:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Service cost	30,220	29,503	31,100
Interest cost	7,817	7,691	8,146
Expected return on plan assets	(11,959)	(9,189)	(8,020)
Net amortization	849	1,646	674

	26,927	29,651	31,900

        The following weighted average assumptions were used to determine net periodic pension cost for the Groups foreign pension plans for 2004, 2003, and 2002:

	2004	2003	2002

	%	%	%
Discount rate	4.7	5.2	6.6
Expected return on plan assets	6.9	6.5	8.0
Rate of compensation increase	4.7	4.8	6.0
        The expected return on plan assets assumption is based on weighted average expected long-term rate of returns for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. Historical return patterns and other relevant financial factors are reviewed for appropriateness and reasonableness and modifications are made when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight to the expected return on plan assets assumption than were the more moderate returns before and since then. The Group’s foreign benefit plan asset allocation at December 31, 2004, as well as the target asset allocation are as follows:

	Target asset	Actual % of 2004	Target asset	Actual % of 2003
Asset category	allocation 2005	plan assets	allocation 2004	plan assets

	%	%	%	%
Equity	59.0	58.1	54.1	58.1
Fixed income	39.7	38.4	42.3	35.8
Real Estate	0.0	0.0	0.0	4.5
Other	1.3	3.5	3.6	1.6

Total	100.0	100.0	100.0	100.0

        The investment strategies for SAP’s foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. SAP’s policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Additional Information on Funded Status for Domestic and Foreign Plans
        The total accumulated benefit obligation for the Group’s principal domestic and foreign benefit plans for the year ended 2004 was €32,755 thousand (2003: €29,824 thousand) and €176,458 thousand (2003: €157,535 thousand), respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Group’s domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are, as follows:

	31/12/2004			31/12/2003

	Domestic	Foreign		Domestic	Foreign
	plans	plans	Total	plans	plans	Total

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Projected benefit obligation	33,141	78,821	111,962	30,271	18,507	48,778
Accumulated benefit obligation	32,667	71,823	104,490	29,752	13,129	42,881
Fair value of plan assets	27,447	51,915	79,362	25,686	0	25,686
Underfunding of accumulated benefit obligation	5,220	19,908	25,128	4,066	13,129	17,195
Expected Future Contributions and Benefits
        The Group’s expected contribution in 2005 is €1,661 thousand for domestic plans and €23,625 thousand for foreign plans, all of which is expected to be paid as cash contributions.
        The estimated future pension benefits to be paid over the next ten years by the Group’s domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic	Foreign
	plans	plans	Total

	€ (000)	€ (000)	€ (000)
2005	876	6,973	7,849
2006	971	8,055	9,026
2007	1,138	9,596	10,734
2008	1,337	11,250	12,587
2009	1,374	12,653	14,027
2010-2014	8,799	77,457	86,256
Contribution Plans
        The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee’s salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €76,453 thousand, €79,955 thousand, and €67,248 thousand in 2004, 2003, and 2002, respectively.
Employee-Financed Pension Plan
        Germany maintains an unqualified employee-financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 19) and are equal to the obligations under the plan.
(25) OTHER RESERVES AND ACCRUED LIABILITIES

	2004	2003

	€ (000)	€ (000)
Current and deferred taxes	632,033	455,499
Other reserves and accrued liabilities	1,136,690	1,013,556

	1,768,723	1,469,055

        As of December 31, 2004, accrued taxes include current and prior year tax obligations in the amount of €567,831 thousand (2003: €343,519 thousand) and deferred tax liabilities in the amount of €64,202 thousand (2003: €111,980 thousand).
        Other reserves and accrued liabilities as of December 31 are as follows:

	2004	2003

	€ (000)	€ (000)
Other obligations to employees	617,237	557,118
Obligations to suppliers	183,069	179,698
Vacation and other absences	145,293	137,191
STAR obligations	108,910	50,948
Restructuring costs	16,235	21,220
Customer claims	10,902	36,103
Contribution to employees’ accident insurance account	6,584	8,561
Auditing and reporting costs	5,889	5,312
Fair value of foreign exchange contracts	5,255	1,644
Warranty and service costs	3,852	7,600
Other	33,464	8,161

	1,136,690	1,013,556

        Other reserves and accrued liabilities payable after one year as of December 31, 2004, are €116,723 thousand (€107,162 thousand in 2003).
        Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87. Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to €13,382 thousand as of December 31, 2004 (2003: €11,307 thousand).
        Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP generally provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. As of December 31, 2004 and 2003, SAP accrued €3,852 thousand and €7,600 thousand, respectively. The aggregate utilization of the warranty accrual in 2004 was €4,366 thousand (2003: €2,317 thousand) and the aggregate warranty expense was net €618 thousand in 2004 (2003: €5,188 thousand).
        The majority of vacation accruals included in vacation and other absences relates to employee contracts without a limit on the number of vacation days that can be carried over.
        Exit activities include contract termination and similar restructuring costs for unused lease space as well as severance payments. Restructuring costs are included in the Consolidated Statements of Income in the line item Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:
2002

	Balance as					Balance as
	of 01/01	Additions	Utilization	Release	Currency	of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	2,874	12,960	(7,262)	0	(995)	7,577
Severance payments for restructuring	10,121	33,148	(30,739)	0	(1,371)	11,159

	12,995	46,108	(38,001)	0	(2,366)	18,736

2003

	Balance as					Balance as
	of 01/01	Additions	Utilization	Release	Currency	of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	7,577	17,164	(5,544)	0	(1,506)	17,691
Severance payments for restructuring	11,159	3,384	(9,347)	(1,001)	(666)	3,529

	18,736	20,548	(14,891)	(1,001)	(2,172)	21,220

2004

	Balance as					Balance as
	of 01/01	Additions	Utilization	Release	Currency	of 31/12

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	17,691	2,625	(7,557)	(1,415)	(779)	10,565
Severance payments for restructuring	3,529	6,972	(3,668)	(1,176)	13	5,670

	21,220	9,597	(11,225)	(2,591)	(766)	16,235

        SAP generally does not have an ongoing severance benefit plan arrangement at most of its subsidiaries. SAP accounted for its 2004 severance obligations in accordance with SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), or SFAS 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (“SFAS 88”), depending on the subsidiary involved with the severance activity. In 2003, SAP accounted for most of its severance obligations in accordance with SFAS 146 since the majority of the severance activities related to one-time events. Other severance obligations (affecting 768 employees in 2002) were accounted for in accordance with SFAS 112 or EITF 94-3, as applicable. Because these other severance benefits do not vest or accumulate, the liability was recognized when it became probable that an obligation had been incurred and the amount could be estimated.
        Provision for unused lease space relate to costs that will continue to be incurred for vacated space under various operating lease contracts that will have no future economic benefit to the Company in accordance with SFAS 146 in 2004 and 2003 and EITF 94-3 in 2002. For 2004, the charges affected each of the segments, while for 2003 those charges primarily relate to the training segment.

(26) OTHER LIABILITIES
        Other liabilities based on due dates as of December 31 are as follows:

	Term less	Term	Term more
	than	between 1	than	Balance on	Balance on
	1 year	and 5 years	5 years	12/31/2004	12/31/2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Bank loans and overdrafts	25,851	0	1,934	27,785	21,467
Advanced payments received	53,537	0	0	53,537	42,441
Accounts payable	340,455	6	0	340,461	286,862
Taxes	175,248	0	0	175,248	165,037
Social security	43,988	0	0	43,988	33,766
Other liabilities	56,266	2,674	28,879	87,819	126,571

	695,345	2,680	30,813	728,838	676,144

        Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. Effective interest rates of bank loans are 6.14% and 6.18% in 2004 and 2003, respectively.
        In 2003, liabilities with a remaining term not exceeding one year amounted to €648,717 thousand and those with a remaining term exceeding five years amounted to €24,969 thousand.
        On November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.2 to 0.25% depending on the amount drawn. SAP is also required to pay a commitment fee of 0.07% per annum on the unused available credit.
        As of December 31, 2004, there were no borrowings outstanding under the facility.
        Additionally, as of December 31, 2004, and 2003, SAP AG had available lines of credit totaling €621,500 thousand and €858,000 thousand, respectively. As of December 31, 2004 and 2003, there were no borrowings outstanding under these lines of credit.
        As of December 31, 2004 and 2003, certain of SAP’s subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €203,806 thousand and €178,010 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €27,785 thousand as of December 31, 2004, and €21,467 thousand as of December 31, 2003.
(27) DEFERRED INCOME
        Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral when the basic criteria in SOP 97-2 have been met (see Note 3).
D. ADDITIONAL INFORMATION
(28) SUPPLEMENTAL CASH FLOW INFORMATION
        Interest paid included in net cash provided by operating activities in 2004, 2003, and 2002 was €5,503 thousand, €3,900 thousand, and €12,858 thousand, respectively. Income taxes paid in fiscal years 2004, 2003, and 2002, net of refunds, was €481,557 thousand, €591,012 thousand, and €366,642 thousand, respectively.

        See the reconciliation from cash and cash equivalents to liquid assets in Note 20.
(29) CONTINGENT LIABILITIES
        SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or development arrangements. Based on historical experience and evaluation, SAP does not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to SAP’s own performance, no related liability has been recorded. The Company also generally provides a six to 12 month warranty on its software. Due to the nature of these warranties, which relate to the performance of SAP’s software, SAP cannot reasonably estimate the maximum exposure to loss resulting from the warranties. The Company’s warranty liability is included in other reserves and accrued liabilities (see Note 25).
        As of December 31, 2004 and 2003, no guarantees were provided for performance or financial obligations of third parties.
(30) OTHER FINANCIAL COMMITMENTS
        Other financial commitments amounted to €617,298 thousand and €664,798 thousand as of December 31, 2004 and 2003, respectively, and are comprised primarily of commitments under rental and operating leases of €563,478 thousand, and €619,543 thousand as of December 31, 2004 and 2003, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €26,068 thousand, and €30,509 thousand as of December 31, 2004, and 2003, respectively. These commitments relate primarily to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to SAP’s pension plans please refer to Note 24.
        In October 2000, SAP Properties, a wholly owned subsidiary of SAP America, Inc. entered into a seven-year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement was between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties was required to restrict cash equal to the amount spent by the financial institution on such renovations (see Note 20). This lease was accounted for as an operating lease in accordance with SFAS 13, “Accounting for Leases.”
        In January 2004, SAP America and SAP Properties signed an agreement with a third-party real estate development company to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania. A portion of the property sold was owned and another portion of the property was occupied by SAP America and certain subsidiaries pursuant to an operating lease with the sophisticated financial institution noted above. The sale took place in 2004 and released the restricted cash securing the lease obligation.
        Commitments under rental and operating leasing contracts as of December 31, 2004:

€ (000)

Due 2005	134,085
Due 2006	100,856
Due 2007	72,400
Due 2008	58,473
Due 2009	51,255
Due thereafter	146,410

        Rent expense was €153,418 thousand, €159,284 thousand, and €207,087 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.
(31) LITIGATION AND CLAIMS
        The bankruptcy trustee for the U.S. company FoxMeyer Corp. (“FoxMeyer”) instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler and licensee of the Company’s SAP R/3 software. FoxMeyer’s bankruptcy trustee (“Trustee”) alleged that the software failed to perform properly, damaging FoxMeyer’s business, and that such failure was a significant factor contributing to FoxMeyer’s bankruptcy in 1996 and its subsequent liquidation.
        On June 23, 2004, SAP reached a settlement agreement with FoxMeyer pursuant to which SAP was required to pay a specified amount to FoxMeyer and to which all outstanding disputes and litigation were dismissed by order of the United States Bankruptcy Court for the District of Delaware dated August 30, 2004. SAP paid FoxMeyer the settlement amount on September 9, 2004. The terms of the settlement did not require SAP to make any changes to its business practices. The settlement amount did not have a material impact on SAP’s financial position or results of operations. Furthermore, the settlement amount was materially consistent with the amount SAP had previously accrued.
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
(32) FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
        The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP’s financial instruments are as follows:

	2004		2003

	Carrying		Carrying
	value	Fair value	value	Fair value

	€ (000)	€ (000)	€ (000)	€ (000)
Marketable equity securities — available-for-sale	17,328	17,328	24,457	24,457
Marketable debt securities — available-for-sale	473	473	53,026	53,026
Marketable securities	11,906	11,906	2,003	2,003
Other loans	53,320	53,320	61,214	61,214
Bank loans and overdrafts	(27,785)	(27,785)	(21,467)	(21,467)
Derivative financial instruments
Forward exchange contracts	81,653	81,653	177,297	177,297
Call options (STAR hedge)	104,808	104,808	77,817	77,817

	241,703	241,703	374,347	374,347

        The market values of these financial instruments are determined as follows:
        • Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.
        • Other loans, bank loans, and overdrafts: The fair values of other loans, bank loans, and overdrafts approximate their carrying values. The interest-free, below market rate employee loans included in other loans are discounted based on prevailing market rates.

        • Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts on the reporting date.
        Detailed information about the fair value of the Company’s financial instruments is included in Notes 16 and 26.
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
Foreign Exchange Risk Management
        Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries’ local currencies, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG exposes SAP AG to foreign exchange risk.
        SAP enters into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada, and Australia. SAP uses foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
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

        For the year ended December 31, 2004, no gains reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur are included in earnings. For the year ended December 31, 2003, such net gains of €26 thousand were included in earnings (2002: net gains of €2,352 thousand). It is estimated that €13,310 thousand of net gains included in Accumulated other comprehensive income at December 31, 2004, will be reclassified into earnings during the next year. As of December 31, 2004, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.
        Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.
STAR Hedge
        To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 23) through the purchase of derivative instruments from an independent financial institution.
        As of December 31, 2004 and 2003, the following derivative instruments were designated as a hedge for the STAR 2004, 2003, and 2002, respectively:

2004

Hedge of 3.0 million 2004 STARs			Hedge of 2.0 million 2003 STARs

	Number of call			Number of call
Buy / sell	options	Strike price	Buy / sell	options	Strike price

Buy	3,000,000	134.35	Buy	2,000,000	84.91
Sell	1,500,000	184.35	Sell	1,000,000	134.91
Sell	750,000	234.35	Sell	500,000	184.91
Fair value as of December 31, 2004, in € (000): 22,308			Fair value as of December 31, 2004, in € (000): 82,500

2003

Hedge of 2.0 million 2003 STARs			Hedge of 3.0 million 2002 STARs

	Number of call			Number of call
Buy / sell	options	Strike price	Buy / sell	options	Strike price

Buy	2,000,000	84.91	Buy	3,000,000	158.80
Sell	1,000,000	134.91	Sell	1,500,000	208.80
Sell	500,000	184.91	Sell	750,000	258.80
Fair value as of December 31, 2003, in € (000): 77,790			Fair value as of December 31, 2003, in € (000): 27
        The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 23. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first €50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next €50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.
        The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on SAP’s Consolidated Balance Sheets.
        Hedge effectiveness is assessed based on changes in the intrinsic value of the STAR hedge instrument. Accordingly the change in the fair value attributable to the time value of the derivative instrument will be recorded currently in the Consolidated Statements of Income under Financial income/expense. The change in intrinsic value is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period. To the extent SAP entered into a hedge for recognized, vested STARs, the change in intrinsic value of the derivative is recognized currently in Financial income/expense.
        As of December 31, 2004, €15 million have been recorded as an expense in Financial income/expense, net, thereof a gain of €1 million representing the amount of the hedges’ ineffectiveness. Compensation expense on STAR has been reduced by €22 million; Other comprehensive income has been decreased by €15 million, net of tax. In 2003, approximately €15 million has been recorded as an expense in Financial income/expense, net. See Note 23 for additional information.
        The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	2004		2003

	Notional		Notional
	value	Fair value	value	Fair value

	€ (000)	€ (000)	€ (000)	€ (000)
Forward exchange contracts
Gains	1,226,531	86,908	1,302,790	178,941
Losses	222,487	(5,255)	8,990	(1,644)

	1,449,018	81,653	1,311,780	177,297
Call options (STAR hedge)	n/a	104,808	n/a	77,817
Credit Risk
        The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have significant exposure to any individual counterparty.
(33) SEGMENT INFORMATION
        SAP discloses segment information in accordance with SFAS 131, “Disclosures about Segments of an Enterprise and Related Disclosures” (“SFAS 131”).
        SFAS 131 requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.
        The Company’s internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary, and accordingly the line of business structure is regarded as constituting the operating segments. SAP has three operating segments: “Product,” “Consulting,” and “Training.”
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

        Through December 31, 2003, SAP accounted for internal sales and transfers between segments either on a cost basis or at estimated market prices, depending on the type of service provided. Effective January 1, 2004, in order to best manage the utilization of its internal resources, SAP started recording all internal sales and transfers based on fully loaded cost rates. The Company adjusted the management reporting of internal revenues such that internal sales and transfers are now reported as cost reduction rather than internal revenues. This change in segment measures resulted in lower revenues and costs for the operating segments. The Company also adopted a new calculation of the segment contribution in 2004 such that acquisition-related charges no longer burden a segment’s contribution.
        Although there have been no changes in the composition of operating segments or in reportable operating segments, the Company’s original segment disclosures for 2003 and 2002 have been presented along with revised information that conforms to the current presentation.

	2004

	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	5,292,941	1,910,292	306,591	7,509,824
Segment expenses	(2,058,099)	(1,483,993)	(209,001)	(3,751,093)

Segment contribution	3,234,842	426,299	97,590	3,758,731
Segment profitability	61.1%	22.3%	31.8%

	2003

As restated	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	4,797,827	1,884,801	316,088	6,998,716
Segment expenses	(1,862,679)	(1,442,398)	(221,783)	(3,526,860)

Segment contribution	2,935,148	442,403	94,305	3,471,856
Segment profitability	61.2%	23.5%	29.8%

	2003

As previously reported	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	4,797,827	1,884,801	316,088	6,998,716
Internal revenue	448,486	507,244	65,981	1,021,711

Total revenue	5,246,313	2,392,045	382,069	8,020,427
Segment expenses	(2,322,564)	(1,927,112)	(287,470)	(4,537,146)

Segment contribution	2,923,749	464,933	94,599	3,483,281
Segment profitability	55.7%	19.4%	24.8%

	2002

As restated	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	4,805,339	2,141,154	435,098	7,381,591
Segment expenses	(2,109,955)	(1,631,986)	(292,664)	(4,034,605)

Segment contribution	2,695,384	509,168	142,434	3,346,986
Segment profitability	56.1%	23.8%	32.7%

	2002

As previously reported	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	4,805,339	2,141,154	435,098	7,381,591
Internal revenue	464,669	513,064	83,860	1,061,593

Total revenue	5,270,008	2,654,218	518,958	8,443,184
Segment expenses	(2,584,305)	(2,128,383)	(376,378)	(5,089,066)

Segment contribution	2,685,703	525,835	142,580	3,354,118
Segment profitability	51.0%	19.8%	27.5%
Product
        The Product segment is primarily engaged in marketing and licensing the Company’s software products, performing software development services, and performing maintenance services. Maintenance services include technical support for the Company’s products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages.
Consulting
        The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup.
Training
        The Training segment provides educational services on the use of SAP software products and related topics for customer and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training, end-user training, as well as e-learning.
Revenues
        The external revenue figures for the operating segments differ from the revenue figures disclosed in the Consolidated Statements of Income because for internal reporting purposes revenue is generally allocated to the segment that is responsible for the related project, whereas in the Consolidated Statements of Income revenue is allocated based on the nature of the transaction regardless of the segment it was provided by.
        The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the Consolidated Statements of Income:

		2003		2002

			As previously		As previously
	2004	As restated	reported	As restated	reported

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Total revenue for reportable segments	7,509,824	6,998,716	8,020,427	7,381,591	8,443,184
Elimination of internal revenues	0	0	(1,021,711)	0	(1,061,593)
Other external revenues	4,474	26,074	26,074	31,225	31,225
Other differences	195	(184)	(184)	22	22

	7,514,493	7,024,606	7,024,606	7,412,838	7,412,838

        Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

Segment Contribution
        The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, and other corporate expenses, are not allocated to the operating segments and therefore are not included in segment contribution. Charges for stock-based compensation and acquisition-related charges are not allocated to the operating segments. Depreciation and amortization of long-lived assets are allocated based on general cost allocations.
        The following table presents a reconciliation of total segment contribution to Income before income taxes, minority interest and extraordinary gain as reported in the Consolidated Statements of Income:

		2003		2002

			As previously		As previously
	2004	As restated	reported	As restated	reported

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Total contribution for reportable segments	3,758,731	3,471,856	3,483,281	3,346,986	3,354,118
Contribution from activities outside the reportable segments	(1,672,252)	(1,591,996)	(1,628,877)	(1,657,996)	(1,692,548)
Acquisition-related charges	(30,221)	(25,735)	0	(27,478)	0
Stock-based compensation expenses	(38,126)	(130,044)	(130,044)	(35,868)	(35,868)
Other differences	249	(62)	(341)	34	(24)

Operating income	2,018,381	1,724,019	1,724,019	1,625,678	1,625,678

Other non-operating income/expenses, net	13,274	36,309	36,309	37,319	37,319
Finance income, net	40,987	16,287	16,287	(555,299)	(555,299)

Income before income taxes, minority interest, and extraordinary gain	2,072,642	1,776,615	1,776,615	1,107,698	1,107,698

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

	Sales by destination			Sales by operation

	2004	2003	2002	2004	2003	2002

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	1,780,128	1,670,261	1,654,144	1,875,081	1,771,289	1,793,961
Rest of EMEA1)	2,443,383	2,299,581	2,394,011	2,411,294	2,238,387	2,301,660

Total EMEA	4,223,511	3,969,842	4,048,155	4,286,375	4,009,676	4,095,621

United States	1,893,746	1,736,080	1,969,748	1,880,247	1,728,008	1,954,427
Rest of Americas	530,043	480,150	531,880	513,586	472,142	525,657

Total Americas	2,423,789	2,216,230	2,501,628	2,393,833	2,200,150	2,480,084

Japan	387,443	441,557	485,939	385,013	440,226	485,605
Rest of Asia-Pacific	479,750	396,977	377,116	449,272	374,554	351,528

Total Asia-Pacific	867,193	838,534	863,055	834,285	814,780	837,133

	7,514,493	7,024,606	7,412,838	7,514,493	7,024,606	7,412,838

1)	Europe, Middle East, Africa

	Income before income tax2)			Total assets

	2004	2003	2002	2004	2003	2002

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	1,528,052	1,368,735	1,281,148	3,567,090	2,597,173	1,967,167
Rest of EMEA1)	335,768	285,565	312,278	1,376,879	1,295,265	1,301,115

Total EMEA	1,863,820	1,654,300	1,593,426	4,943,969	3,892,438	3,268,282

United States	265,344	178,372	268,043	1,866,987	1,710,432	1,616,408
Rest of Americas	21,593	40,170	80,340	288,370	318,451	326,496

Total Americas	286,937	218,542	348,383	2,155,357	2,028,883	1,942,904

Japan	38,752	61,891	82,071	151,712	163,616	177,624
Rest of Asia-Pacific	62,027	23,618	36,441	334,434	240,928	219,653

Total Asia-Pacific	100,779	85,509	118,512	486,146	404,544	397,277

	2,251,536	1,958,351	2,060,321	7,585,472	6,325,865	5,608,463

1)	Europe, Middle East, Africa

2)	Figures of the Standalone Financial Statements

	Property, plant, and equipment			Capital expenditures

	2004	2003	2002	2004	2003	2002

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	702,500	699,863	648,828	117,187	159,019	201,799
Rest of EMEA1)	128,347	128,872	148,564	27,003	17,460	23,924

Total EMEA	830,847	828,735	797,392	144,190	176,479	225,723

United States	132,590	158,805	208,466	11,689	9,009	21,423
Rest of Americas	5,371	4,244	4,876	3,226	2,145	2,235

Total Americas	137,961	163,049	213,342	14,915	11,154	23,658

Japan	5,377	7,518	11,019	1,959	1,840	2,424
Rest of Asia-Pacific	24,898	20,355	12,464	10,924	14,217	7,693

Total Asia-Pacific	30,275	27,873	23,483	12,883	16,057	10,117

	999,083	1,019,657	1,034,217	171,988	203,690	259,498

1)	Europe, Middle East, Africa

				Employees as of December 31,
	Depreciation			in full-time equivalents

	2004	2003	2002	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Germany	109,714	105,797	92,509	13,525	13,026	12,580
Rest of EMEA1)	24,862	27,895	31,513	7,133	6,808	6,655

Total EMEA	134,576	133,692	124,022	20,658	19,834	19,235

United States	18,211	24,022	31,773	5,143	4,621	4,885
Rest of Americas	1,985	2,673	4,009	1,541	1,435	1,426

Total Americas	20,196	26,695	35,782	6,684	6,056	6,311

Japan	3,778	4,587	5,093	1,340	1,350	1,248
Rest of Asia-Pacific	5,916	5,038	6,909	3,523	2,370	2,003

Asia-Pacific	9,694	9,625	12,002	4,863	3,720	3,251

	164,466	170,012	171,806	32,205	29,610	28,797

1)	Europe, Middle East, Africa
        The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2004, approximately 63.2% of the research and development personnel are located in Germany, 10.0% in the rest of EMEA, 9.4% in the United States, 1.3% in the rest of the Americas and 16.1% in the Asia-Pacific region.

        Six groups of industry sectors generated the following revenues for the year ended December 31:

	Total revenue by industry sectors			Software revenues by industry sectors1)

	2004	2003	2002	2004	2003	2002

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Process industries	1,469,136	1,381,279	1,537,033	489,024	404,409	469,992
Discrete industries	1,807,871	1,659,334	1,764,154	550,444	496,127	490,304
Consumer industries	1,349,825	1,243,809	1,299,694	426,547	359,958	412,353
Service industries	1,673,901	1,664,525	1,765,903	455,054	525,061	563,470
Financial services	519,115	474,135	514,760	197,511	172,544	176,457
Public services	694,645	601,524	531,294	242,432	189,492	178,258

	7,514,493	7,024,606	7,412,838	2,361,012	2,147,591	2,290,834

1)	Based on actual customer assignment.
        The following table presents software revenues allocated to specific software solutions including revenues from integrated solution contracts, which are allocated based on customer usage surveys:

	2004	2003	2002

	€ (000)	€ (000)	€ (000)
Enterprise Resource Planning (ERP)	989,972	801,221	926,933
Supply Chain Management (SCM)	479,993	477,131	463,966
Customer Relationship Management (CRM)	501,007	440,121	472,966
Product Lifecycle Management (PLM)	166,924	156,043	167,988
Business Intelligence / Enterprise Portal / SRM / Marketplaces	n/a	273,075	258,981
SRM	147,091	n/a	n/a
Other	76,025	n/a	n/a

	2,361,012	2,147,591	2,290,834

        Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including Business Intelligence and Portals since all technology components are now integrated with SAP NetWeaver. Accordingly, prior year comparable figures are not available for certain solutions using the new method.

(34) BOARD OF DIRECTORS
EXECUTIVE BOARD

Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of the Company, in
Germany and other countries, on December 31, 2004(1)

Prof. Dr. Henning Kagermann CEO
Overall responsibility for SAP’s strategy and business development, marketing, global communications, customer development, Business Solutions Group Financial & Public Services	Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, DaimlerChrysler Services (debis) AG, Berlin, Germany
Supervisory Board, Münchener
Rückversicherungs-Gesellschaft AG, Munich, Germany
Shai Agassi Development of the technology platform SAP NetWeaver, mySAP Supplier Relationship Management, SAP Business One, and SAP xApps
Léo Apotheker Global Field Operations (sales, consulting, education)	Board of Directors, Enigma, Inc., Burlington, Massachusetts, United States
Dr. Werner Brandt Chief Financial Officer	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany
Prof. Dr. Claus E. Heinrich Business Solutions Group Manufacturing Industries, human resources, labor relations
Gerhard Oswald Global support, IT infrastructure
Dr. Peter Zencke Development organization of SAP’s Enterprise Services Architecture and Platform, global research activities, development labs	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany Supervisory Board, SuSE Linux AG, Nuremberg, Germany (until January 12, 2004)
        On March 1st, 2005, SAP announced a realignment of its management structure with immediate effect to reinforce the Company’s growth strategy and better serve its customers. The SAP Executive Board members’ responsibilities are now aligned along the SAP solutions value chain — spanning innovation, research and development, production, services, marketing, training, consulting, and sales. Following along this value chain, Peter Zencke is responsible for research and breakthrough innovation including the application development of Business Process Platform (BPP) as well as new solutions based on it. Shai Agassi is responsible for all software and solution development of existing products, including SAP NetWeaver as an integration and technology platform. He is also responsible for the Business Solution Groups, which deliver SAP’s portfolio of 28 industry-specific solutions and cross-industry applications. Shai Agassi is also responsible

(1)	Memberships on supervisory boards and comparable governing bodies of subsidiaries and changes in other membership that occurred during the year are shown in the financial statements of SAP AG, which can be obtained from the Company upon request.

for product and industry marketing. In addition to his existing function as head of Global Human Resources, Claus Heinrich now manages all SAP’s research and development centers around the world and is responsible for final production and quality assurance of SAP software and the internal security and IT organizations. Gerhard Oswald continues to lead Global Service & Support. Léo Apotheker retains responsibility for global sales, as well as field services (consulting and training), but also takes over responsibility for global marketing. Werner Brandt remains Chief Financial Officer.
SUPERVISORY BOARD

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2004

Prof. Dr. h.c. mult. Hasso Plattner (2), (4), (5), (7) Chairperson Chairman of the Supervisory Board
Helga Classen(1), (4), (7) Deputy Chairperson Development architect
Pekka Ala-Pietilä(5) President Nokia Corporation, Espoo, Finland
Willi Burbach(1), (4), (5) Developer
Prof. Dr. Wilhelm Haarmann(2), (3), (7) Attorney-at-law, certified public auditor, certified tax advisor Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany	Supervisory Board, Häussler AG, Stuttgart, Germany (until January 13, 2004)
Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany
Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany
Dietmar Hopp(6) Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany
Bernhard Koller(1), (3) Manager of idea management
Christiane Kuntz-Mayr(1), (5), (7) Development manager
Lars Lamadé(1), (6) Risk Manager Service & Support
Dr. Gerhard Maier(1), (2), (6) Development project manager

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2004

Dr. h.c. Hartmut Mehdorn(4) Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany	Supervisory Board, DB Station & Service AG, Frankfurt am Main, Germany
Supervisory Board, DB Reise & Touristik AG, Frankfurt am Main, Germany (until April 19, 2004)
Supervisory Board, DB Regio AG, Frankfurt am Main, Germany (until April 19, 2004)
Supervisory Board, Stinnes AG, Berlin, Germany, Supervisory Board, DB Personenverkehr GmbH, Berlin (from April 15, 2004) Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board, Bayerische
Magnetbahnvorbereitungsgesellschaft mbH, Munich, Germany
Advisory Council, Railog GmbH, Kriftel, Germany
Supervisory Board, Projektgesellschaft METRORAPID mbH, Duisburg, Germany (until March 31, 2004)
Advisory Council, DB Akademie GmbH, Berlin, Germany
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(5),(6) Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI), Saarbrücken, Germany	Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, abaXX Technology AG, Stuttgart, Germany (until June 30, 2004)
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Softwaresystemtechnik, Potsdam, Germany
Dr. Barbara Schennerlein(1), (7) Principal consultant
Stefan Schulz(1), (3), (5) Development Project Manager
Dr. Dieter Spöri(7) Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany	Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2004

Dr. h.c. Klaus Tschira(3)	Supervisory Board, SRH Learnlife AG, Heidelberg, Germany
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany	Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

(1)	Elected by the employees

(2)	Member of the Company’s Compensation Committee

(3)	Member of the Company’s Audit Committee

(4)	Member of the Company’s Mediation Committee

(5)	Member of the Company’s Technology Committee

(6)	Member of the Company’s Finance and Investment Committee

(7)	Member of the Company’s General Committee
        The total remuneration of the Executive Board members for fiscal year 2004 amounted to €15,180 thousand. This amount includes €3,078 thousand fixed and €12,102 thousand variable remuneration. In addition, during fiscal year 2004 the Executive Board members received 218,000 stock options under the SAP SOP 2002.
        Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders’ Meeting on May 12, 2005, the total annual remunerations of the Supervisory Board members amounted to €875 thousand. This amount includes €437.5 thousand fixed and €437.5 thousand variable remuneration. The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.
        During fiscal year 2004 the pension payments to former Executive Board members were €247 thousand (2003: €0). The projected benefit obligation as of December 31, 2004, for former Executive Board members was €10.819 thousand (2003: €10.255 thousand).
        SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2004, or in 2003, or in 2002.
        On December 31, 2004, members of the Executive Board held a total of 23,971 shares, members of the Supervisory Board held a total of 106,789,190 shares.
(35) RELATED PARTY TRANSACTIONS
        Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 34. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm’s length.
        August-Wilhelm Scheer is the major shareholder and head of the Supervisory Board of IDS Scheer AG, a German software and IT services company. Until early 2004, SAP owned a minority stake in IDS Scheer

(approximately 2.5% of IDS Scheer’s shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm’s length, whereby mainly IDS Scheer provides services for SAP. In October 2003, SAP and IDS Scheer entered into a strategic relationship to jointly develop and market a software solution for Business Process Management (BPM). As part of this strategic relationship SAP both acquired and licensed certain software-related intellectual property rights from IDS Scheer.
        After his move from SAP’s Executive Board to SAP’s Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract is expenses-only. Therefore SAP only incurred expenses for reimbursements of out-of-pocket expenses incurred by Hasso Plattner under this contract.
        Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is an SAP partner, with which SAP achieved revenues worth the equivalent of €1.9 million in fiscal year 2004. SAP received services from Bramasol worth €57 thousand.
        Haarmann Hemmelrath (HH or “the firm”) is an international group of advisory firms in the fields of legal, tax, audit, and management consultancy services. The firm has more than 1,000 employees in 22 offices worldwide. HH provided valuation services, tax, and legal counsel services for entities of the SAP Group. The total amount charged to SAP for those services in 2004 was €1.6 million (2003: €0.5 million; 2002: €1.3 million). SAP was informed by HH that revenues generated with SAP represented approximately 1% of HH’s revenue of the respective years. Additionally HH is a customer of SAP. Amounts paid by HH to SAP for products and services were €2 thousand, €20 thousand and €200 thousand in the years 2004, 2003, and 2002, respectively.
        At no point in the years ended December 31, 2004, 2003, or 2002, did the Company grant loans to any member of the Executive Board and Supervisory Board. During the years ended December 31, 2004, 2003, and 2002, there were no significant transactions between the Company and the major shareholders as outlined in Note 22.
        In 2000, SAP commenced a strategic alliance relationship with Commerce One to jointly develop, market, and sell Internet-based software solutions. In connection with this relationship, SAP in 2000 acquired common stock of Commerce One and in 2001 increased its equity investment in the common stock of Commerce One to the point of exercising significant influence. As part of the acquisition arrangement SAP agreed to certain limitations that restrict SAP’s ability to transfer its common shares of Commerce One. In 2002, SAP named a non-voting observer to attend Commerce One’s Board of Directors meetings. The cooperation agreements between the two companies were amended several times between 2001 and 2003. In 2003, SAP effectively ceased all transactions under the cooperation arrangements and ceased the jointly developed products or replaced such products with SAP products. As discussed in Note 4, the carrying value of SAP’s investment in Commerce One was reduced to zero as of December 31, 2002, and remained at zero throughout 2003 and 2004. For the years ended December 31, 2004 and 2003, transactions with Commerce One accounted for less than 1% of the Company’s total revenues and cost of revenues. For the year ended December 31, 2002 transactions with Commerce One accounted for approximately 1% of the Company’s total revenues and less than 1% of the Company’s cost of revenues. In 2004, Commerce One filed for bankruptcy, sold all of its assets, and was renamed CO Liquidation, Inc. Transactions involving CO Liquidation Inc. are expected to continue to be immaterial in periods beyond 2004.
        As discussed in Note 16, SAP has issued loans to employees other than to Executive and Supervisory Board members with aggregate outstanding balances of €42.8 million and €37.8 million at December 31, 2004, and 2003, respectively. Loans granted to employees primarily consist of interest-free or below market rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP’s default experience on loans to employees has been insignificant. There have been no loans to employees or executives to assist them in exercising stock options.

(36) GERMAN CODE OF CORPORATE GOVERNANCE
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
        In 2004, 2003, and 2002, the Executive Boards and Supervisory Boards both of SAP AG and SAP’s publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the Web sites of the two companies.
(37) SUBSEQUENT EVENTS
        On March 1, 2005, SAP announced a realignment of its management structure with immediate effect to reinforce the Company’s growth strategy and better serve its customers. For further information see Note 34.
        In January 2005, SAP acquired Tomorrow Now, Inc., a maintenance provider based in Bryan, Texas. The acquisition did not have a material impact on the Company’s consolidated financial statements.
        On February 28, 2005, SAP entered into a definitive merger agreement to acquire all of the outstanding shares of Retek, Inc. (“Retek”), a provider of software solutions and services to the retail industry, for US$8.50 per share. The aggregate purchase price, including the cash settlement of Retek’s outstanding share-based awards and net of cash acquired, was expected to be approximately US$394 million. On March 8, 2005, Oracle Corporation (“Oracle”) made a hostile tender offer to acquire Retek’s outstanding shares at a price of US$9 per share and announced that it had accumulated approximately 10% of Retek’s outstanding shares already. On March 17, 2005, SAP increased its offer to US$11 per Retek share and Oracle increased its offer to US$11.25 per share. On March 22, 2005, SAP indicated that it would not provide an increased offer for Retek’s outstanding shares. Retek then terminated the definitive merger agreement with SAP and SAP withdrew its tender offer for Retek.

Walldorf, March 8, 2005
SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung
Walldorf, Baden
Executive Board
Kagermann Agassi Apotheker Brandt Heinrich Oswald Zencke

SCHEDULE II
Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2004, 2003 and 2002

	Year ended December 31,

	2004	2003	2002

	€ (000)
Balance at beginning of year	71,011	92,511	110,269
Charged to costs and expenses (*)	1,742	6,969	7,621
Amounts written off	(7,700)	(22,939)	(21,222)
Currency translation and other changes	(1,691)	(5,530)	(4,157)

Balance at end of year	63,362	71,011	92,511

(*)	includes the provision of bad debt expense based on aging charged (credited) to other operating income/(expense) of €(1,791) thousand, €5,368 thousand, and €5,288 thousand in 2004, 2003, and 2002, respectively.

S-1