Form 20-F
period 2005-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2006-03-22
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of Registrant’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)

Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one-fourth of one Ordinary Share, without nominal value	New York Stock Exchange
Ordinary Shares, without nominal value	New York Stock Exchange*
         Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
         Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value (as of December 31, 2005)**	316,457,821
         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☑
         Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
         Large accelerated filer ☑         Accelerated filer ☐         Non-accelerated filer ☐
         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑
 * Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares.

**	Including 6,678,656 treasury shares.

[THIS PAGE INTENTIONALLY LEFT BLANK]

i

*	Omitted because the Item is not applicable or the answer is negative.

**	The Registrant has responded to Item 18 in lieu of this Item.

ii

INTRODUCTION
        SAP AG is a German stock corporation (Aktiengesellschaft) and is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as SAP, or as “the Company,” “we,” “our,” or “us.” Our consolidated financial statements included in “Item 18. Financial Statements” in this Annual Report on Form 20-F have been prepared in accordance with generally accepted accounting principles in the United States of America, referred to as U.S. GAAP.
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
        Unless otherwise specified herein, all euro financial data that have been converted into dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, which was U.S.$1.1842 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or on any other dates. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” At March 10, 2006, the Noon Buying Rate for converting euro to dollars was U.S.$1.1886 per €1.00.
        Unless the context otherwise requires, references in this Annual Report on Form 20-F to ordinary shares are to SAP AG’s ordinary shares, without nominal value, and references to preference shares are to SAP AG’s non-voting preference shares, without nominal value, which were converted to ordinary shares as of June 18, 2001. References in this Annual Report on Form 20-F to “ADSs” are to SAP AG’s American Depositary Shares, each representing one-fourth of one SAP ordinary share. SAP AG’s Annual General Shareholders’ Meeting to be held on May 9, 2006 will consider among other things a proposal to change our share capital by an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares for each existing SAP ordinary share held. No new capital is being raised through this transaction. If shareholders approve the capital increase at the Annual General Shareholders’ Meeting and the resolution adopted is registered in the commercial register, the number of SAP ordinary shares held will increase fourfold automatically. As a result of this capital structure change, we anticipate that the ratio of ordinary share to ADSs would be adjusted to 1:1.
        “SAP,” the “SAP logo,” “R/2,” “R/3,” “mySAP,” “mySAP.com,” “xApp,” “xApps,” “SAP NetWeaver” and other SAP product and service names mentioned herein are trademarks or registered trademarks of SAP AG in Germany and in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than SAP that are trademarks of their respective owners.

FORWARD-LOOKING INFORMATION
        This Annual Report on Form 20-F contains forward-looking statements based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including, but not limited to:

•	general economic and business conditions;

•	attracting and retaining personnel;

•	competition in the software industry;

•	implementing our business strategy;

•	developing and introducing new services and products;

•	freedom to use intellectual property;

•	regulatory and political conditions;

•	adapting to technological developments;

•	obtaining and expanding market acceptance of our services and products;

•	terrorist attacks or other acts of violence or war;

•	integrating newly acquired businesses;

•	meeting our customers’ requirements; and

•	other risks and uncertainties, some of which we describe under “Item 3. Key Information — Risk Factors.”
        The words “aim,” “anticipate,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such information includes, for example, the statements made in “Item 5. Operating and Financial Review and Prospects,” but also appears in other parts of this Annual Report on Form 20-F. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information — Risk Factors” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        Not Applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
        The following table represents selected consolidated financial information of SAP. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of SAP is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto audited for the years ended December 31, 2005, 2004, 2003, and 2002 by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), independent auditors and for the year ended December 31, 2001 by ARTHUR ANDERSEN Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH (“Arthur Andersen”), independent auditors.
        The audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005, 2004, and 2003, and the consolidated balance sheets at December 31, 2005 and 2004 are included in “Item 18. Financial Statements.”

	Year Ended December 31,

	2005	2005	2004	2003	2002	2001

	U.S.$(1)	€	€	€	€	€
	(in thousands, except per share data)
Income Statement Data:
Total revenue	10,080,418	8,512,429	7,514,493	7,024,606	7,412,838	7,340,804
Operating income	2,760,053	2,330,732	2,018,381	1,724,019	1,625,678	1,312,374
Income before income taxes and minority interest	2,743,029	2,316,356	2,072,642	1,776,615	1,107,698	1,068,757
Net income	1,772,045	1,496,407	1,310,521	1,077,063	508,614	581,136
Earnings per share(2)
Basic	5.72	4.83	4.22	3.47	1.62	1.85
Diluted	5.70	4.81	4.20	3.46	1.62	1.85
Other Data:
Weighted average number of shares outstanding(2)(3)
Basic	309,816	309,816	310,802	310,781	313,016	314,309
Diluted	310,836	310,836	312,156	311,409	313,980	314,412
Balance Sheet Data:
Total assets	10,732,099	9,062,742	7,585,472	6,325,865	5,608,463	6,195,604
Shareholders’ equity	6,847,326	5,782,238	4,594,253	3,709,445	2,872,091	3,109,513
Subscribed capital	374,750	316,458	316,004	315,414	314,963	314,826
Short-term bank loans and overdrafts	26,417	22,308	25,851	19,043	22,657	458,266
Long-term financial debt(4)	10,562	8,919	9,211	11,948	11,318	7,375

(1)	Amounts in the column are unaudited and translated for the convenience of the reader at U.S.$1.1842 to €1.00, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2005. See “— Exchange Rates” for recent exchange rates between the euro and the dollar. Our auditors have not audited these converted dollar amounts.

(2)	Amounts are adjusted for our one-for-one conversion of preference shares to ordinary shares effective as of June 18, 2001.

(3)	Includes preference and ordinary shares for periods prior to June 18, 2001, the effective date of the conversion of the preference shares into ordinary shares on a share-for-share basis.

(4)	Long-term financial debt represents financial liabilities with a remaining life beyond one year, which is comprised of bank loans and overdrafts and convertible bonds issued pursuant to stock-based compensation plans. See “Item 6. Directors, Senior Management and Employees — Share Ownership — Stock-Based Compensation Plans.”
EXCHANGE RATES
        The prices for ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the American Depositary Shares (ADSs) in the United States. See “Item 9. The Offer and Listing” for a description of the ADSs. In addition, SAP AG pays cash dividends, if any, in euro, so that such exchange rate fluctuations will also affect the dollar amounts received by the holders of ADSs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADSs. The deposit agreement with respect to the ADSs requires the depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt.
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
        The following table sets forth the average, high, low, and period-end Noon Buying Rates for the euro expressed as dollars per €1.00.

Year	Average(1)	High	Low	Period-End

2001	0.8909	0.9535	0.8370	0.8901
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842

Month	High	Low	Period-End

2005
July	1.2200	1.1917	1.2129
August	1.2434	1.2147	1.2330
September	1.2538	1.2011	1.2058
October	1.2148	1.1914	1.1995
November	1.2067	1.1667	1.1790
December	1.2041	1.1699	1.1842
2006
January	1.2287	1.1980	1.2158
February	1.2100	1.1860	1.1925
March (through March 10, 2006)	1.2028	1.1886	1.1886

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.
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
        The following table sets forth in euro the annual dividends paid or proposed to be paid per ordinary share in respect of each of the years indicated. The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares or ADSs and if you are a U.S. resident, please refer to “Taxation” in “Item 10.”

	Dividend Paid per
Year Ended December 31,	Ordinary Share

	€		U.S.$
2001	0.58		0.53 (1	)(4)
2002	0.60		0.69 (1	)(4)
2003	0.80		0.95 (1	)(4)
2004	1.10		1.39 (1	)(4)
2005 (proposed)	1.45	(2)	1.72 (2	)(3)(4)

(1)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on the dividend payment date. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval of the Annual General Shareholders’ Meeting of SAP AG to be held on May 9, 2006.

(3)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on March 10, 2006, of U.S.$1.1886 per €1.00. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt. The dividend paid can actually differ due to changes in the exchange rate.

(4)	One SAP ADS currently represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADS is calculated as one-fourth of the dividend for one SAP AG share and is dependent on the euro/dollar exchange rate.

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
RISK FACTORS
Economic Risks
A downturn in the economic conditions in the regions in which we operate or in the software markets in those regions or in our customers’ specific industries has in the past resulted, and may result in the future, in a significant fluctuation of demand for our products, causing our revenues and profitability to suffer.
        Implementation of SAP software products can constitute a major portion of our customers’ overall corporate budget, and the amount customers are willing to invest in acquiring and implementing SAP products and the timing of our customers’ investments have tended to vary due to economic or financial crises or other business conditions. A recession, slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by adverse economic conditions in Europe or the U.S. because we derive a substantial portion of our revenue from software licenses and services in those geographic regions.
        One important feature of our long-term strategy for growth is to increase our offerings for the small and midsize enterprise (SME) segment. A slowdown in growth, recession, or slow or weak economic recovery could inhibit the creation and financial strength of those businesses and thereby delay or prevent altogether that key element of our growth strategy.
        See Item 4 “Business by Region” for information on the regions in which we operate and “Revenue by Industry Sector” for information on the industries in which our customers operate.
Social and political instabilities including those caused by terrorist attacks, the risk of war or international hostilities as well as the risk of pandemic disease outbreaks could adversely impact our business.
        The financial, political, economic and other uncertainties following terrorist attacks like those in the U.S., Spain and the UK, and other acts of violence or war, such as the conflict in Iraq, as well as the risk of pandemic disease outbreaks could damage the world economy and affect our and our customers’ investment decisions over an extended period of time. We believe that geopolitical uncertainties, including hostilities against the U.S., countries in Europe or any other country, or the threat of serious disease may lead to cautiousness by our customers in setting their capital spending budgets. Furthermore, such occurrences could make business continuity and business travel more difficult, thus interfering with customers’ decision making processes and our ability to sell products and provide services to them.
Because we expect to continue to expand globally, we may face specific economic and regulatory challenges that we may not be able to meet.
        Our products and services are currently marketed in over 120 countries in the Europe, Middle East and Africa (“EMEA”), North and Latin America (“Americas”) and Asia-Pacific (“APA”) regions. In 2005, revenue derived from non-EMU member states totaled €5,371 million, representing approximately 63% of our total revenue. Sales in these regions are subject to risks inherent in international business activities, including, in particular:

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
        The entire IT sector, including the software industry, is currently experiencing consolidation through mergers and acquisitions, particularly involving larger companies, such as the acquisitions of PeopleSoft, Inc. and Siebel Systems, Inc. by Oracle Corporation. Such consolidation in the industry may create uncertainty among potential customers about future IT investment plans, causing longer sales cycles for us. Also, consolidated companies may emerge as stronger competitors with more resources, a larger customer base and a wider variety of product offerings than we have.
Due to intense competition, our market share and financial performance could suffer.
        The software industry is intensely competitive. As part of our business strategy, over the last few years we have focused our efforts in areas where demand is expected to grow more rapidly. In particular, we have been focusing on customer relationship management, a technology and application integration platform, solutions for small and midsize enterprises as well as industry-tailored solutions for specific industries such as retail and financial services. Our expansion from the traditional large enterprise resource planning (ERP) product offerings exposes us to different competitors in size, geographic location and specialty. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs better than we do. Competition, with respect to pricing, product quality and functionalities/features, and consulting and support services, could increase substantially and result in price reductions, cost increases or loss of segment share.
        In response to competition, we have been required in the past, and may be required in the future, to furnish additional discounts or other concessions to customers or otherwise modify our pricing practices. These developments have impacted and may increasingly negatively impact our revenue and earnings.
        The recent trend towards outsourcing business processes to external providers (business process outsourcing, or “BPO”) could result in increased competition for SAP with systems integrators, consulting firms, telecommunications firms, computer hardware vendors and other IT service providers. Companies pursuing business process outsourcing will not be interested in purchasing SAP software products to the extent the solution provided by the outsourcing provider includes the necessary software-based process support. The perception of value created by SAP’s products among end user customers could be diminished to the extent outsourcing providers bundle SAP applications with their services. While most of SAP’s revenues are currently derived from contracts directly with end user customers, an increased trend to outsourcing business processes to external providers could have a short-term adverse impact on SAP’s revenues, earnings and results of operations. In addition, the distribution of applications through application service providers may in the short term reduce the price paid for SAP products or adversely affect other sales of SAP products.
The market in which we compete continues to evolve and, if it does not grow rapidly in the long term, our business will be adversely affected.
        We are investing significant resources in further developing and marketing new and enhanced products and services. Demand and customer acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of SAP software products requires a large capital commitment or other significant commitment of resources. Moreover, newer offerings allow greater levels of flexibility in software application and data utilization, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication. Their adoption therefore will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. These products and services involve a new approach to the conduct of business and, as a result, we have invested in, and intend to continue to pursue, intensive marketing and sales efforts to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. Demand for these products and services may not develop, which could have a material adverse effect on our business, financial position and results of operations or cash flows.
Our future revenue is dependent in part upon our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services.
        Our large installed customer base has traditionally generated additional new software, maintenance, consulting and training revenues. We believe that recently developed or planned SAP offerings geared towards substantially expanding the potential scope of potential users within our installed customer base such as Mendocino, a joint solution offering developed with Microsoft Corporation, or our SAP xApp Analytics composite applications, pose an opportunity for SAP to continue to generate revenue from existing customers. Nevertheless, in future periods customers may not necessarily license additional SAP products or contract for additional services or maintenance. After an initial term, maintenance is generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their maintenance agreements or license additional products or contract for additional services, or if they reduce the scope of their maintenance agreements, our revenues could decrease and our operating results could be adversely affected.
Strategic Planning Risks
Our failure to develop new relationships and enhance existing relationships with third-party distributors, software suppliers, system integrators and value-added resellers that help sell our services and products may adversely affect our revenues.
        We have entered into agreements with a number of leading computer software and hardware suppliers and other technology providers to cooperate and ensure that certain of the products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and support services (in the areas of product implementation, training and maintenance) through “alliance partnerships”

with third-party hardware and software suppliers, systems integrators, consulting groups formerly associated with major accounting firms and other consulting firms. Most of these agreements and alliances are of relatively short duration and non-exclusive. In addition, we have established relationships relating to the resale of certain of our software products by third parties. These third parties include value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers. Our growth strategy includes commencing and maintaining relationships with independent software vendors (ISVs) and value added resellers for our products targeted at SMEs.
        There can be no assurance that these third parties or business partners, most of whom have similar arrangements with our competitors and some of whom also produce their own standard application or technology integration software in competition with us, will continue to cooperate with us when such agreements or partnerships expire or are up for renewal. In addition, there can be no assurance that such third parties or partners will provide high-quality products or services or that actions taken or omitted to be taken by such parties will not adversely affect us. The failure to obtain high-quality products or services or to renew such agreements or partnerships could adversely affect our ability to continue to develop product enhancements and new solutions that keep pace with anticipated changes in hardware and software technology and telecommunications, or could adversely affect our ability to penetrate target markets and consequently the demand for our software products.
Human Capital Risks
If we were to lose the services of members of management and employees or fail to attract new personnel who possess specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop new products and services.
        Our operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Competition for managerial and skilled personnel in the software industry remains intense. Especially as we embark on the introduction of new and innovative technology offerings to our client base such as our SAP NetWeaver platform initiative, we are relying on being able to build up and maintain a specialized workforce with deep technological know-how to ensure an optimal implementation of such new technologies in accordance with our clients’ demands. Such personnel in certain regions (including the U.S. and Europe) are in short supply. We expect continued increases in compensation costs in order to attract and retain senior managers and skilled employees, especially as the economic environment improves. Most of our current employees, with the exception of selected managers, are subject to employment agreements or conditions that do not contain post-employment noncompete provisions and in the case of most of our existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that we will continue to be able to attract and retain the personnel we require to develop and market new and enhanced products and to market and service our existing products and conduct our operations successfully. Further, our recruiting of personnel may expose us to claims from other companies seeking to prevent their employees from working for a competitor.
If we do not effectively manage our growth, our existing personnel and systems may be strained and our business may not operate efficiently.
        We have a history of rapid growth and will need to effectively manage our future growth to be successful. In 2003, 2004, and 2005, we experienced an industry-wide trend in customer spending away from a lower volume of very large contracts to a higher volume of smaller contracts. In order to support our future growth, we expect to continue in the long-term to incur significant costs to increase headcount in key areas of our business, explore and/or enter new markets and build infrastructure ahead of anticipated revenue. We announced in January 2005 our intention to hire an additional 3,000 employees in 2005 to support our revenue growth goals and increased our hiring plans during 2005, resulting in an ultimate addition of more than 3,600 new employees to SAP’s workforce as of December 31, 2005. There can be no assurance that significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. Also, there is no assurance that we can sufficiently staff such additional headcount in lower cost countries such as India or China due to, for example, a local increase in competition for workforce in such countries. As a result, our operating margin and revenue figures per employee could decline. In addition, the ability to control costs could adversely affect revenue, profitability and cash flow in the future.
Organizational and Governance-related Risks
Principal shareholders may be able to exert control over our future direction and operations.
        As of March 10, 2006, the beneficial holdings of SAP AG’s principal shareholders (not counting immediate family members) and/or the holdings of entities controlled by them constituted in the aggregate approximately 30.667% of the outstanding ordinary shares of SAP AG. If SAP AG’s principal shareholders and/or the holdings of entities controlled by them vote the shares held by them in the same manner, it may have the effect of delaying, preventing or facilitating a change in control of SAP or other significant changes to SAP AG or its capital structure. See “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”
Sales of ordinary shares by principal shareholders could adversely affect the price of our capital stock.
        The sale of a large number of ordinary shares by any of the principal shareholders and related entities, or by any of them, could have a negative effect on the trading price of our ADSs or our ordinary shares. We are not aware of any restrictions on the transferability of the shares owned by the principal shareholders or any related entity.
We are subject to significantly increased governance-related regulatory requirements both in Germany and the U.S.
        SAP AG as a stock corporation domiciled in Germany and listed in Germany and the U.S. is subject to governance-related regulatory requirements under both jurisdictions. These standards are among the highest standards world-wide and have grown considerably in the past few years. In the U.S., the Sarbanes-Oxley Act of 2002 requires the establishment, ongoing assessment and certification of an effective system of Internal Control over Financial Reporting accompanied by stringent documentation efforts for companies and their external auditors. In Germany, the “10-point program to strengthen corporate integrity and investor protection” issued by the federal government in February 2003 has resulted in various legislative initiatives which, among other things, have been or may be lowering the requirements for shareholder lawsuits and have intensified or may intensify regulators’ control over insider trading as well as the work of external auditors. Pursuant to the EU Anti-discrimination Directive which will need to be implemented as national law in Germany, very broad anti-discriminatory requirements backed by the threat of damages may be imposed upon the human resources operations of companies in the future. Given the high level of complexity of these laws there can be no assurance that we will not be held in breach of certain regulatory requirements, e.g., through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any corresponding accusation against us, whether merited or not, may have a material adverse impact on our reputation as well as the trading price of our ordinary shares and ADSs.

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
        We have established a range of security standards and organizational communication protocols to help ensure that internal, confidential communications and information about sensitive subjects such as our future strategies, technologies and products are not improperly or prematurely disclosed to the public. There is no guarantee that the established protective mechanisms will work in every case. SAP’s competitive position could be considerably compromised if confidential information about the future direction of our product development or other strategies became public knowledge.
Our IT security measures may be breached or compromised and we may sustain unplanned IT system unavailability.
        We rely on encryption, authentication technology and firewalls to provide security for confidential information transmitted to and from us over the Internet. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or suppliers, which could disrupt our network or make it inaccessible to customers or suppliers. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them. In addition, we may be required to expend significant capital and other resources to protect against the threat of security breaches and to alleviate problems caused by breaches as well as by any unplanned unavailability of our internal IT systems generally for other reasons.
Wide acceptance of the use of Web-based transactions may be hindered due to privacy concerns.
        Consumers have significant concerns about secure transmissions of confidential information, especially financial information, over public networks like the Internet. This remains a significant obstacle to general acceptance of e-commerce and certain aspects of SAP’s business. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security measures or those of other technology providers. If any compromises of security were to occur, it could have the effect of substantially reducing the use of the Web for commerce and communications and therefore could adversely impact our long-term strategy for growth.

Financial Risks
Our sales are subject to quarterly fluctuations and our sales forecast may not be accurate.
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
        As many of our customers make and plan their information technology (IT) purchasing decisions at or near the end of calendar quarters and a significant percentage of those decisions are made during the fourth quarter, even a small delay in purchasing decisions could have a material adverse effect on our results of operations. While our dependence on single, large scale sales transactions has decreased in recent years due to a relative increase in the number of license transactions concluded by SAP, mainly attributable to SAP’s strengthened focus on the SME segment, there can be no assurance that our results will not be adversely affected by the loss or delay of one or a few large sales, which continue to occur especially in the enterprise customer segment.
        We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of proposals, including the date when they estimate that a customer will make a purchase decision and the potential revenue from the sale. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates may not consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year. We significantly increased in each year from 2003 through 2005, and plan to continue to increase throughout 2006, the following expenditures:

•	expansion of our operations;

•	research and development directed towards new products and product enhancements; and

•	development of new distribution and resale channels, particularly for small and midsize enterprises.
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
        Although the euro has been our financial and reporting currency since January 1, 1999, a significant portion of our business is conducted in currencies other than the euro. Approximately 63% of our consolidated revenue in 2005 was attributable to operations in non-EMU member states and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect, although such effects may be short term in nature.
        Fluctuations in the value of the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar, and the Australian dollar have historically provided the greatest exposure to SAP’s risk of currency fluctuations. As our business in emerging markets such as India and China continues to experience strong growth, these countries’ respective currencies are growing in importance as well. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. There can be no assurance that our hedging activities, if any, will be effective. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”
Our revenue mix may vary and may negatively affect our profit margins.
        Variances or slowdowns in our licensing activity may negatively impact our current and future revenue from maintenance and services since such maintenance and services revenues typically lag behind and are dependent upon software revenue. We generally license our products on a “right-to-use” basis pursuant to a perpetual license providing for an initial license fee based on the number and types of users or other applicable criteria. Maintenance fees, which are typically prepaid by our customers for periods of three to twelve months, are typically established based on a specified percentage of the initial license fee. In addition, changes in our pricing model, including an on-demand pricing model, could lead to a decline or delay in software sales and/or a decline or delayed increase in maintenance fees as our sales force and our customers adjust to the new pricing policies.
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
        We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations. Our existing revenue recognition policies are described in Note 3 to our consolidated financial statements included in “Item 18. Financial Statements” and in “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”
The market price for our ADSs and ordinary shares may remain volatile.
        The trading prices of the ADSs and the ordinary shares have experienced and may continue to experience significant volatility. The current trading prices of the ADSs and the ordinary shares reflect certain expectations about the future performance and growth of SAP, particularly on a quarterly basis. However, our revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results and in growth rates compared to prior periods. Any shortfall in revenue or earnings from levels projected by us quarterly or from projections made by securities analysts could have an immediate and significant adverse effect on the trading prices of the ADSs or the ordinary shares in any given period. Additionally, we may not be able to confirm our projections of any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software sector have experienced wide fluctuations, which have often not been directly related to an individual company’s operating performance. The trading prices of our ADSs and ordinary shares may fluctuate in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results of operations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	speculation in the press or financial community;

•	general market conditions specific to particular industries;

•	general and country-specific economic or political conditions (particularly wars, terrorist attacks etc.); and

•	proposed and completed acquisitions or other significant transactions by us or our competitors.

        Many of these factors are beyond our control. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Any such securities class action litigation against us, with or without merit, could result in substantial costs and the diversion of management’s attention and resources.
Project Risks
Customer implementation and installation of our products involves significant resources and is subject to significant risks.
        Implementation of SAP software is a process that often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we have little or no control. Some of our customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. We believe that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customers’ own organization. However, criticisms regarding these additional costs and protracted implementation times have been directed at us, and there have been, from time to time, shortages of our trained consultants available to assist customers in the implementation of our products. In addition, the success of new SAP software products introduced by us may be adversely impacted by the perceived time and cost to implement existing SAP software products or the actual time and cost to implement such new products. We cannot provide assurances that protracted installation times or criticisms of us will not continue, that shortages of our trained consultants will not occur, or that our costs to perform installation projects will not exceed the fees we receive when fixed fees are charged by us.
Product Risks
Undetected errors, shortcomings in our security features or delays in new products and product enhancements may result in increased costs to us and delayed demand for our new products.
        To achieve customer acceptance, our new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, first releases are licensed to a controlled group of customers after a validation process. Such new products and product enhancements may contain a number of undetected errors or “bugs” when they are first released. As a result, in the first year following the introduction of certain releases, we work with our early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer’s satisfaction, with the result that certain customers may bring claims for cash refunds, damages, replacement software or other concessions. The risks of errors and their adverse consequences may increase as we seek to introduce simultaneously a variety of new software products. Significant undetected errors or delays in new products or product enhancements may affect market acceptance of SAP software products, and any such events could have a material adverse effect on SAP’s financial condition, cash flow, results of operations and reputation.
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

        In addition, certain of our Internet browser-enabled products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Addressing problems and claims associated with such actual or alleged failures could be costly and have a material impact on our operations.
        Although our agreements generally contain provisions designed to limit our exposure as a result of actual or alleged failures of SAP software products or the provision of services, such provisions may not cover every eventuality or be effective under applicable law. Any claim, regardless of its merits, could entail substantial expense and require the devotion of significant time and attention by key management personnel. The accompanying publicity of any claim, regardless of its merits, could adversely affect the demand for our software.
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
        There can be no assurance that we will be successful in anticipating and developing product enhancements or new solutions and services to adequately address changing technologies and customer requirements or that we will be able to generate enough revenues to offset the significant research and development costs we incur in bringing these products and services to the market. We may fail to anticipate and develop technological improvements, to adapt our products to technological change, changing country-specific regulatory requirements, emerging industry standards and changing customer requirements or to produce high-quality products, enhancements and releases in a timely and cost-effective manner in order to compete with applications and other technologies offered by our competitors.
We depend on technology licensed to us by third parties, and the loss of this technology could delay implementation of our products or force us to pay higher license fees.
        We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models. While we do not believe that one individual technology we license is material to our business, changes in or the loss of third-party licenses could lead to a material increase in the costs of licensing or to SAP software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development costs to ensure continued performance of our products.

Our strategy to position SAP NetWeaver as a business process platform may not succeed or may make certain of our products less desirable.
        In 2003, we announced the introduction of the SAP NetWeaver platform, an integration and application platform. With SAP NetWeaver, customers could easily integrate systems, as well as develop, deploy, run, and maintain software programs. This new and innovative platform provided the foundation for running both SAP and external applications. We have devoted a significant amount of resources to the development and marketing of the SAP NetWeaver platform to gain awareness and market share.
        In 2004, a more consolidated release of the SAP NetWeaver platform became available to customers. With this release, technology components were unified in a single platform reducing the need for custom integration and ensuring that mission-critical business processes were reliable, secure, and scalable. Also in 2004, we announced that the SAP NetWeaver platform provided the technical foundation for enterprise services architecture (ESA), a business-driven software architecture for the creation of services-based, enterprise-scale solutions. ESA takes the concept of service-oriented architecture (SOA) to a new level by transforming Web services into enterprise services. ESA supports business requirements through the use of enterprise services to compose applications and extend existing systems. The SAP NetWeaver 2004s release has evolved to become a composition platform with model-based development that customers can use to enhance open enterprise services that are delivered by mySAP Business Suite applications.
        In 2005, we announced the evolution of the SAP NetWeaver platform into a business process platform. As a business process platform, SAP NetWeaver combines infrastructure technology with preconfigured application and process components for the quick composition and deployment of innovative business processes.
        The failure to receive acceptance from customers of the SAP NetWeaver platform, development by competitors of superior technology or significant errors in the solution could have a material adverse impact on our revenues, earnings and results of operations.
        A key component of our strategy for a broad adoption of the SAP NetWeaver platform as a business process platform is to work with our customers and partners to develop reusable enterprise services and process components that are stored in an enterprise repository. As such, we are working with certified third-party ISVs and the SAP NetWeaver platform serves as a basis for those ISVs to develop and offer their own business applications. To the extent that SAP cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions with significant errors may reflect negatively on SAP’s reputation and thus indirectly impede SAP’s own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to elect and use certain of our software products.
Other Operational Risks
We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and erosion in the value of our brands and products.
        We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products. Despite our efforts, there can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to copy certain portions of our products or reverse engineer or otherwise obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the U.S. or Germany.
Some of our competitors or entities focusing on patent acquisition and licensing may have been more aggressive than we have in applying for or obtaining patent protection for innovative proprietary technologies.
        We have been issued patents under our patent program and have a number of patent applications pending for inventions claimed by us. Nonetheless, the use of open-source software has become more prevalent in the development of software solutions in the software industry. Accordingly, we are selectively embedding in our software certain third-party open-source software components, which include software code subject to a license that typically requires that the code be freely transferable. We have implemented strict and detailed approval processes around the deployment of such components which involve, among other things, a thorough check of any corresponding licensing terms. There can be no assurance that, in the future, patents of third parties will not preclude us from utilizing certain technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us. Furthermore, there can be no assurance that, in the future, a third party will not assert that our products or our deployment of third-party software, including open source software, violate its patents, copyrights or trade secrets. Although we do not believe that we are infringing any proprietary rights of others, third parties have claimed and may claim in the future that we have infringed their intellectual property rights. Our software products have been, and we believe will increasingly be, subject to such claims as the number of products in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject our products to an injunction, require a complete or partial re-design of the relevant product, result in delays by customers in making spending decisions or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.
If we acquire other companies, we may not be able to integrate their operations effectively and, if we enter into strategic alliances, we may not work successfully with our alliance partners.
        In order to complement or expand our business, we have made and expect to continue to make acquisitions of additional businesses, products and technologies, and have entered into, and expect to continue to enter into, a variety of alliance arrangements. Our current strategy for growth includes, but is not limited to, the acquisition of companies with the aim of strengthening our geographic reach, broadening our offerings in particular industries, or complementing our technology portfolio. Management’s negotiation of potential acquisitions or alliances, and management’s integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

•	inability to successfully integrate the acquired business;

•	inability to integrate the acquired technologies or products with our current products and technologies;

•	potential disruption of our ongoing business;

•	inability to retain key technical and managerial personnel;

•	dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies or capital stock issuances to retain employees of the acquired companies;

•	assumption of unknown material liabilities of acquired companies;

•	incurrence of debt or significant cash expenditure;

•	difficulty in implementing or maintaining controls, procedures and policies;

•	potential adverse impact on our relationships with partner companies or third-party providers of technology or products;

•	impairment of relationships with employees and customers;

•	regulatory constraints; and

•	problems with product quality, product architecture, legal contingencies, product development issues or other significant risks that may not be detected through the due diligence process.
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
        We have acquired and expect to continue to acquire equity interests in or make advances to technology-related companies, many of which currently generate net losses. Such activities may individually and in the aggregate involve significant capital outlay. Most of these companies are recently established. It is possible that changes in market conditions, the performance of companies in which we hold investments or to which we have made advances or other factors negatively impact our results of operations and financial position or our ability to recognize gains from the sale of marketable equity securities. Additionally, under German tax laws capital losses or write-downs of equity securities are not tax deductible, which may negatively impact our effective tax rate, cash flows and net income going forward. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Realizability of Venture Capital Investments.”
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
We are subject to claims and lawsuits against us that may result in adverse outcomes.
        We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of the claims pending against us may result in significant monetary damages or injunctive relief against us that could adversely affect our ability to conduct our business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation and other claims are by their nature subject to inherent uncertainties, and management’s view of these matters may change in the future. Actual outcomes of litigation and other claims may differ from the judgments made by management in prior periods, which could result in a material adverse impact on our financial position and results of operations.
ITEM 4. INFORMATION ABOUT SAP
        Our legal corporate name is SAP AG, which was changed during 2005 from SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung. SAP AG is translated in English to SAP Corporation. SAP AG was incorporated under the laws of the Federal Republic of Germany in 1972. Where the context requires in the discussion below, SAP AG refers to our predecessors, Systemanalyse und Programmentwicklung GbR (1972-1976) and SAP Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP AG became a stock corporation (Aktiengesellschaft) in 1988. Our principal executive offices, headquarters and registered office are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany. Our telephone number is +49-6227-7-47474. SAP AG’s agent for U.S. federal securities law purposes in the U.S. is Brad Brubaker. He can be reached c/o SAP America, Inc. at 3999 West Chester Pike, Newtown Square, PA 19073.
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
DESCRIPTION OF THE BUSINESS
Overview
        SAP was founded in 1972 and is today one of the world’s leading providers of business software solutions and one of the world’s three largest independent software companies based on market capitalization.
        Today, SAP has around 32,000 customers with more than 100,000 installations in over 120 countries and employs more than 35,000 people in more than 50 countries in the Europe, Middle East, and Africa (EMEA), Americas, and Asia-Pacific regions.
        SAP’s core business is developing and licensing SAP business software solutions. The product portfolio includes the SAP NetWeaver platform, and the following software applications:

•	mySAP Business Suite applications, which help enterprises improve business operations ranging from supplier relationships to production to warehouse management, sales, and all administrative functions, through to customer relationships

•	Qualified mySAP All-in-One partner solutions and the SAP Business One applications for small and midsize enterprises (SMEs)

•	Specific solutions for more than 25 industries in industry sectors such as financial services, consumer products, public service, process industry, service industry and discrete industry sectors

        SAP also sells maintenance, consulting, and training services associated with its software products. Furthermore, SAP develops and markets products in close cooperation with business partners.
        The company is listed on several exchanges, including the Frankfurt Stock Exchange and the New York Stock Exchange (NYSE) under the symbol “SAP.”
Evolution of SAP Solutions
        We introduced our first generation of software in 1973, initially consisting of only a financial accounting application. The software was later expanded to include materials management.
        Expanding beyond this first generation, SAP began to develop integrated, cross-functional, multi-language, multi-currency solutions for a broader range of business processes. In 1981, SAP introduced our second generation of application software, the SAP R/2 system, which could be installed on an enterprise-wide basis. SAP R/2 was our first enterprise resource planning (“ERP”) system, designed to integrate all aspects of business, including distribution centers, field operations centers, corporate headquarters, and sales offices. Among its many functions, SAP R/2 included cost accounting, human resource management, logistics, and manufacturing. We believe that SAP R/2 also reduced processing bottlenecks by improving and accelerating user access to data.
        In 1988, we anticipated and capitalized upon growth in the demand for more decentralized business software solutions. During this period, we designed the initial version of the SAP R/3 system, moving from mainframe computers to open systems such as client/server networks composed of multiple computers. Introduced in 1992, SAP R/3 offered the functionality of SAP R/2 in an open, three-tier, client/server architecture, and quickly became the category leader in ERP systems. We believe that SAP R/3 not only improved manufacturing efficiency but also improved the efficiency of such processes as distribution, finance, sales, procurement, inventory, and human resources. In the years following the introduction of SAP R/3, we also introduced several new business software applications and enhanced existing products to operate independently of SAP R/3.
        During the 1990s, we introduced several solutions built on SAP R/3 to provide capabilities tailored to specific industries. In addition, we developed new solutions to address a variety of critical business issues Emerging customer needs also led us to create additional solutions.
        In 1999, we introduced the mySAP.com e-business platform. This Internet-based platform not only linked together disparate business functions but also enabled collaboration among different organizations. As a result, it enabled organizations to participate in a larger collaborative community of customers, suppliers, and partners, which could shift functions and responsibilities as needed.
        In 2002, we renamed mySAP.com as mySAP Business Suite. mySAP Business Suite is a family of business applications that help organizations manage their entire value chains across extended business networks. mySAP Business Suite is designed to allow organizations to excel in a business environment that requires rapid adaptation to changing business conditions.
        In 2003, the SAP NetWeaver integration and application platform was launched, allowing organizations to integrate systems and to develop, deploy, and maintain software programs. The SAP NetWeaver platform is designed to allow easy integration of key business processes in both SAP and non-SAP solutions. SAP NetWeaver also became the platform upon which all SAP solutions are delivered. In addition, we announced the successor to SAP R/3 called mySAP ERP. mySAP ERP provides organizations with a comprehensive enterprise resource planning solution that can be extended through the addition of other SAP applications, such as mySAP Customer Relationship Management, mySAP Supply Chain Management, and mySAP Supplier Relationship Management. mySAP ERP is part of the mySAP Business Suite family of applications and is powered by the SAP NetWeaver platform.

        Responding to the growing requirement for increased business flexibility and inter-operability between heterogeneous applications, we unveiled in 2004 enterprise services architecture (ESA), a blueprint for the creation of services-based, enterprise-scale solutions extending service-oriented architecture design fundamentals. A service is a self-contained task or piece of functionality that can be accessed by applications using open standards. Enterprise services represent reusable, more meaningful building blocks, aggregating granular service modules, for composing applications to automate complex enterprise business processes and scenarios. Enterprise services can communicate business logic between software applications running on disparate platforms. ESA offers the potential for increased adaptability, flexibility, and openness.
        The SAP NetWeaver platform is the foundation for ESA. We are actively working today to build enterprise services into our own applications and to create a repository of enterprise services for use by selected partners and customers. We have created an ESA adoption program that is designed for SAP and companies in our partner network to demonstrate the potential benefits of ESA to prospective and existing customers.
SAP’s Strategy
        SAP’s strategy is to build on a strong position in the core enterprise applications segment and grow into adjacent lines of business serving customers with new offerings by leveraging ESA and working with an increasingly broad set of software partners. The intent of the strategy remains to increase software license sales, segment share and profitability.
        We plan to grow within our core segment of enterprise applications by increasing our penetration within existing accounts and by expanding our reach to new customers in potentially higher-growth market segments, industries and new geographies. We plan to grow sales by focusing on the small and midsize enterprise (SME) segment, providing attractive offerings to nonexpert business users and by delivering an application platform through which partners and customers can build, adapt, and run business applications. Although acquisitions may occur, we plan to support this growth strategy principally with organic development of our product portfolio.
        Significant changes in customer requirements are emerging, such as the need for flexibility and interoperability between heterogeneous software systems, driven by broad economic trends including globalization and technology advancements. We see globalization as a trend that is increasing competition worldwide and establishing requirements for connectivity and interdependence among the world’s markets, businesses, and governments. In this environment, businesses are seeking greater integration and flexibility in their business applications. The IT industry has responded by introducing service-oriented architectures that allow disparate systems to work together more efficiently and effectively through the use of broadly accepted development and communications standards. Our product strategy directly addresses these new customer requirements through ESA.
        As part of our ESA strategy, we are currently working to transform the SAP NetWeaver platform as a business process platform. The business process platform will include enterprise services built into our own applications and the creation of a repository of enterprise services for use by customers and partners. The business process platform is intended to allow customers and partners to develop new composite business applications more easily using enterprise services, as well as allowing our software products and technology to provide greater flexibility and added value to customers. We expect this to create increased demand for our application software products and related technology and services. In addition, the business process platform will allow us to improve our efficiency and reduce time-to-market by allowing the reuse of software components in development, and by permitting the creation of composite applications more rapidly than traditional modes of application software development. Composite applications created by software partners will complement and extend our products, allowing us to reach a larger market.

        Going forward, our global services and field services organizations will remain an important part of successfully executing our strategic road map. The crucial role of services is to develop innovative ways to support the sale of software directly and indirectly. Our services will provide ramp-up services for new products, teach and lead other systems integrators, provide quality assurance (particularly in partner-led implementations) and find ways to streamline and standardize our services to make their delivery more efficient overall.
Strategic Road Map
        We envision a path of profitable growth in three stages through 2010.
        Through 2006, we will continue to focus on building world-class processes and products to drive efficiency for our customers. We expect to create incremental growth primarily based on existing solutions, including mySAP Business Suite applications, while continuing to promote some of the new offerings, such as the SAP NetWeaver platform, SAP xApp Analytics, Mendocino and SAP CRM on-demand solutions. Mendocino is a code name for a joint product from Microsoft and SAP that allows for the exchange of information between SAP’s application software and Microsoft® Office products. SAP CRM on-demand solutions provide a hosted customer relationship management service that incorporates software functions, hosting and maintenance services using a subscription pricing model.
        To support the ESA standard, we intend to continue to recruit ISVs and IT vendors who develop solutions for the SAP NetWeaver platform.
        In 2007 and beyond, we plan to deliver the next wave of products to market, including new SAP industry solution portfolios and an ESA-based solution for SMEs. In addition, we expect to see a new set of ISV solutions delivered on the SAP NetWeaver platform and commensurate platform-based revenues.
        In 2008 and beyond, we plan to further promote the adoption of ESA and the SAP NetWeaver platform and further expand our base of partners. mySAP Business Suite is expected to be fully services-enabled through the SAP NetWeaver platform. During this phase, we also intend to deliver additional next-generation products.
Strategic Priorities for 2006
        The Executive Board has established four priorities for 2006:

•	To increase our market share, especially in the SME segment

•	To focus on increasing profitability by improving productivity in all areas

•	To better serve SAP users with new products such as Mendocino, SAP CRM on-demand solutions and analytical applications

•	To help customers transition to and gain benefits from ESA

SAP Product and Service Portfolio
        We offer the following products and services:

Products
        We license components of our software solutions on an individual user basis. Licenses may be issued for individual solutions and applications or for mySAP Business Suite, which is described below. In addition to the user licenses for a solution, certain specialized functionality that is not user-specific may be licensed separately as one of our software engines.
Applications
mySAP Business Suite
        mySAP Business Suite is a group of business applications that aims at enabling organizations to manage the entire value chain across business networks. Each application is available individually or in combination with other applications or solutions, and each is based on the SAP NetWeaver platform. mySAP Business Suite applications help increase the effectiveness of business relationships and streamline the management of an organization’s overall information technology (IT) infrastructure. Because of their flexible platform, mySAP Business Suite applications may be deployed on a variety of computer hardware types and software operating systems.

        mySAP Business Suite consists of the following SAP applications: mySAP CRM, mySAP ERP, mySAP PLM, mySAP SCM and mySAP SRM.
    mySAP Customer Relationship Management (mySAP CRM)
        mySAP CRM is a customer relationship management (CRM) application that provides functions to manage the entire customer interaction cycle. It contains industry-specific capabilities that support marketing, sales and service departments. The application provides the ability to view and manage data related to each customer interaction, including those interactions occurring through field organizations, the Internet, interaction centers and channel partners. mySAP CRM helps businesses:

•	Identify and engage potential customers;

•	Perform business transactions with customers;

•	Fulfill individual customer needs as contracted; and

•	Provide after-sales care such as customer service and product maintenance.
    mySAP ERP
        mySAP ERP is an enterprise resource planning (ERP) application that contains a broad range of functions that support analytics, human capital management, financials, procurement and logistics execution, product development and manufacturing, sales and service and corporate services. mySAP ERP includes the following four solutions that support key functional areas:
          Financials

The mySAP ERP Financials solution is a finance, analytics, accounting, and financial compliance solution that is designed to help organizations handle financial transactions, process and interpret financial and business data and implement financial reporting controls for corporate governance.
          Human Capital Management (HCM)

The mySAP ERP HCM solution is designed to help organizations optimize their investment in their employees. It enables organizations to enhance workforce performance by helping to streamline a wide range of essential human resources transactions and processes, including compliance with global regulatory requirements. It supports administration, payroll, benefits, legal reporting, online recruiting, blended learning, organizational management, compensation, manager self-services, employee collaboration and workforce analytics.
          Corporate Services

The mySAP ERP Corporate Services solution helps organizations support and streamline administrative processes in the areas of project portfolio management; quality management; audit management; environment, health and safety; travel management; and real estate management. Although these processes exist in most enterprises, they are often viewed as not differentiating an entity from its peers. Therefore, our customers seek to conduct these processes with the utmost efficiency. mySAP ERP Corporate Services is designed to optimize these services through greater visibility into performance, greater control, and reduced financial and environmental risks.

          Operations

The mySAP ERP Operations solution provides functions for automating and streamlining procurement and logistics execution, product development and manufacturing and sales and service. The solution also provides tools for analyzing data for better decision-making, as well as functions to promote individual employee productivity.
    mySAP Product Lifecycle Management (mySAP PLM)
        The mySAP PLM application is designed to enable organizations to manage the complete lifecycle of a product, from initial concept design and engineering to production ramp-up and product change management to service and maintenance. It is designed to align product development priorities with business strategy through portfolio management, idea and concept management and requirements management. It enables organizations to manage the product development process and facilitate collaboration through project, resource and cost management, thereby helping to bring products to market on time and within cost. mySAP PLM also enables organizations to effectively utilize cross-functional teams and achieve environmental, health and safety compliance by managing product life-cycle data, including documents, product master and structure, process recipes, service and maintenance structure and any changes to these data.
    mySAP Supply Chain Management (mySAP SCM)
        The mySAP SCM application enables organizations to manage their supply chain by helping to synchronize the entire supply chain, from sourcing through manufacturing, distribution and fulfillment. It also assists in integrating these processes within the enterprise as well as across the network of suppliers, customers and business partners. mySAP SCM enables organizations and their partners to easily view inventory levels, orders, supplier and customer allocations, forecasts, production plans and key performance indicators so that they can work together with greater coordination. In addition, mySAP SCM monitors advanced planning, fulfillment, logistics, warehousing and transportation processes with radio frequency identification (RFID)-enabled sense-and-respond capabilities to optimize the flow of goods and creates alerts in the event of deviation from plans.
    mySAP Supplier Relationship Management (mySAP SRM)
        mySAP SRM is an application that enables organizations to manage their spending with suppliers. mySAP SRM simplifies and automates the procurement process through a self-service requisitioning process. It includes functions for supplier qualification, negotiation and contract management processes. In addition, mySAP SRM enables trading partners to collaborate on specifications and request-for-quotation processes as well as to process orders and manage invoices electronically.
SAP Manufacturing
        The SAP Manufacturing solution is designed to allow discrete and process manufacturers to plan, schedule and sequence, execute and monitor production and maintenance while supporting compliance with health and safety standards. It enables companies to integrate manufacturing with the supply chain and other enterprise business processes. It also allows users to detect material, capacity, order, machine and labor exceptions.
        SAP Manufacturing runs on the SAP NetWeaver platform.

SAP Service and Asset Management
        The SAP Service and Asset Management solution enables organizations to install, maintain, repair and uninstall or decommission products, equipment, assets and facilities. SAP Service and Asset Management allows service and maintenance organizations to grow service-related revenues when service is delivered for a fee, improve service efficiency and productivity, reduce service and maintenance costs, increase equipment uptime and reliability, trim investments in service spare parts, improve return on assets (ROA), improve bottom-line performance and increase customer and end-user satisfaction and loyalty.
        SAP Service and Asset Management runs on the SAP NetWeaver platform.
SAP xApps Composite Applications
        In 2002, we announced the SAP xApps family of composite applications, a new breed of applications. SAP xApps composite applications are either general-purpose or industry-specific composite applications that integrate with customers’ existing business applications and infrastructure in order to create more value from those applications and infrastructure. The SAP xApps family of composite applications refers to a specific category of composite applications based on the SAP NetWeaver platform and enterprise services.
        SAP xApps composite applications are designed to support innovative business processes and to deliver specific business benefits. The first composite application introduced in the SAP xApps family was the SAP xApp Resource and Portfolio Management (SAP xRPM) composite application. SAP xRPM is a project and portfolio management application that can utilize business information from disparate systems and sources in the performance of business processes. As with the rest of the SAP xApps portfolio, SAP xRPM is a composite application that is delivered with pre-built, services-based integration to various desktop, human resources, financial, and project management systems.
          SAP xApps Composite Applications for Mobile Business

SAP xApps composite applications for mobile business are designed to allow users of the mySAP Business Suite applications to access required business processes through standard mobile devices, such as personal digital assistants (PDAs) and mobile phones. SAP currently delivers the following composite applications for mobile business: SAP xApp Mobile Sales, SAP xApp Mobile Service, SAP xApp Mobile Asset Management, and SAP xApp Mobile Time and Travel. These composite applications run in an “occasionally connected” mode, which allows users to run their business processes with or without a network connection. The underlying technology which enables this capability is SAP NetWeaver Mobile, one of the components of the SAP NetWeaver platform.
          SAP xApp Analytics

The SAP xApp Analytics composite application is designed to help business users take appropriate actions based on comprehensive views of their business data. SAP xApp Analytics allows users to analyze data from disparate sources, including third-party applications, legacy systems and externally syndicated information sources. SAP xApp Analytics also allows users to extend existing functionality, as well as to create their own analytic applications.
        Other SAP xApps composite applications currently available include SAP Global Trade Services (SAP GTS), SAP xApp Emissions Management (SAP xEM), SAP xApp Product Definition (SAP xPD), SAP xApp Cost and Quotation and Management (SAP xCQM), SAP xApp Manufacturing Integration and Intelligence (SAP xMII), and SAP xApp Integrated Exploration and Production (SAP xIEP). SAP software and consulting partners can also develop “SAP xApps Certified” composite applications.

SAP Industry-Specific Solution Portfolios
        Business requirements and processes vary by industry. SAP has developed portfolios of industry-specific solutions that are based on mySAP Business Suite applications to support distinct business processes. These portfolios reflect SAP’s extensive experience in servicing the unique needs of each of these industries. The portfolios are regularly updated based on insights gained from our close relationships with our customers and various industry groups.
        Our industry portfolios are grouped into six industry sectors as shown below:

Process Industries	Services Industries
• SAP for Chemicals	• SAP for Media
• SAP for Mill Products	• SAP for Logistics Service Providers
• SAP for Oil & Gas	• SAP for Postal Services
• SAP for Mining	• SAP for Railways
• SAP for Telecommunications
Discrete Industries	• SAP for Utilities
• SAP for Aerospace & Defense	• SAP for Professional Services
• SAP for Automotive
• SAP for Engineering, Construction & Operations	Financial Services
• SAP for High Tech	• SAP for Banking
• SAP for Industrial Machinery & Components	• SAP for Insurance

Consumer Industries	Public Services
• SAP for Consumer Products	• SAP for Healthcare
• SAP for Retail	• SAP for Higher Education & Research
• SAP for Wholesale Distribution	• SAP for Public Sector
• SAP for Life Sciences	• SAP for Defense & Security
SAP Solutions for Small and Midsize Enterprises
        SAP provides a broad range of business solutions for small and midsize enterprises (SMEs), which we define as companies with fewer than 2,500 employees or translated revenue of less than U.S.$1 billion. In general, the combination of certain criteria will determine the solutions and channel by which our customers purchase and implement SAP solutions. These criteria include:

•	company revenue;

•	number of employees;

•	standardized versus more custom solutions; and

•	level of desired partner involvement.
We regard the SME segment as consisting of two sub-segments:

•	In the lower-end segment are those companies that require prepackaged business solutions, and

•	In the higher-end segment are those companies that require more preconfigured and custom solutions.

Based on this segmentation, SAP solution offerings for the SME segment consist of the following:
          SAP Business One

The SAP Business One application is a business management application designed specifically for small businesses to enable them to integrate and automate their business processes via a single application. In addition, SAP Business One is targeted for subsidiaries of larger corporations which have adopted SAP solutions. It contains an intuitive user interface and supports business processes such as financial management, customer relationship management, purchasing, inventory management and manufacturing. It can be extended via a software development kit by customers and local partners for industry specific applications. SAP Business One is based on the technology gained through SAP’s 2002 acquisition of TopManage.
          mySAP All-in-One Partner Solutions

Qualified mySAP All-in-One partner solutions, which are delivered through a network of approved SAP channel partners, are based on mySAP Business Suite applications and SAP Best Practices that provide predefined business processes, and are designed to help customers and partners implement the software easily and quickly. SAP channel partners that offer mySAP All-in-One partner solutions build upon the foundation of the best practices incorporated into the product and provide additional support for other industry-specific best practices based on their unique knowledge and expertise. Qualified mySAP All-in-One partner solutions are sold, deployed, and supported exclusively by SAP channel partners as a defined-scope implementation with consulting services. There are currently over 550 qualified mySAP All-in-One partner solutions available worldwide.
          SAP Packaged Solutions

We offer SAP packaged solutions based on mySAP Business Suite and pre-configured SAP Best Practices. We offer several types of SAP packaged solutions, including: general-purpose SAP ERP packaged solutions; SAP ERP packaged solutions that address the needs of a particular industry, such as the SAP ERP Automotive Supplier packaged solution; and the SAP Marketing and Campaign Management packaged solution.
Platform
The SAP NetWeaver Platform
        As the technical foundation for enterprise services architecture (ESA), the SAP NetWeaver platform is designed to enable customers to integrate and process business information from disparate SAP or non-SAP sources in a variety of ways.
        The SAP NetWeaver platform incorporates flexible Web services-based integration capabilities in a unified platform. The SAP NetWeaver platform aims at making it easier for customers to link both non-SAP and SAP applications to work together. It is based on industry standards and can be extended with commonly used development tools such as Java 2 Platform, Enterprise Edition (J2EE), Microsoft .NET, and IBM WebSphere.
        The SAP NetWeaver platform provides a composition platform that enables IT departments to compose and orchestrate enterprise services using model-based development. With these enterprise services, organizations can rapidly enhance their existing business processes or develop and deploy new business processes. We believe that the SAP NetWeaver platform gives customers new ways of making use of their current application investments while also allowing them to create new applications that are composed of components from older, pre-existing applications.
        SAP NetWeaver is the platform for the mySAP Business Suite family of business applications, SAP xApps composite applications and many partner solutions.
        To help IT departments meet business requirements, we identify common IT practices and provide a tool that organizations can use to match business requirements to IT solutions based on the SAP NetWeaver platform. For each IT practice, the SAP NetWeaver platform supports a variety of key IT activities, all of which can be performed using the integrated components of the SAP NetWeaver platform.
        The SAP NetWeaver platform supports the following IT practices:
          User Productivity Enablement

SAP NetWeaver promotes enhanced collaboration, optimized knowledge management, enterprise search, business task management and personalized access to critical applications and data using Web-based portals and mobile interfaces. These IT activities are enabled by the SAP NetWeaver Portal component, including its knowledge management and collaboration functionality, and the SAP NetWeaver Mobile component.
          Data Unification

SAP NetWeaver helps IT organizations ensure that all master data, including user-defined data and data related to customers, suppliers and employees, is accurate, free of duplicate records and normalized. Data unification can be achieved through master-data consolidation, master-data harmonization, central master-data management, enterprise data warehousing, product content management, and global data synchronization. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver Master Data Management (SAP NetWeaver MDM), SAP NetWeaver Exchange Infrastructure (SAP NetWeaver XI), and SAP NetWeaver Business Intelligence (SAP NetWeaver BI).
          Business Information Management

With the SAP NetWeaver platform, IT organizations can increase the visibility and reach of structured and unstructured enterprise data and help people at various levels and locations turn disparate raw data into integrated, meaningful, and actionable information. Business information management can be achieved through enterprise reporting, query, and analysis; business planning and analytical services; enterprise data warehousing; enterprise knowledge management; and enterprise search. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver BI, SAP NetWeaver XI, and the knowledge management functionality of SAP NetWeaver Portal.
          Business Event Management

With the SAP NetWeaver platform, organizations can manage business events by monitoring business activity, managing business tasks and enabling an Auto-ID infrastructure — integrating automated communication and sensing devices including radio frequency identification (RFID) readers and printers, Bluetooth devices, embedded systems, and bar-code devices. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver Portal, SAP NetWeaver BI, SAP NetWeaver XI, and SAP Auto-ID Infrastructure.

          End-to-End Process Integration

With the SAP NetWeaver platform, IT organizations can make disparate applications and business partners’ systems work together consistently to perform business processes, exchanging information and executing transactions. End-to-end process integration can be provided through application-to-application processes, business-to-business processes, business process management, business task management and platform interoperability. These IT activities are enabled by SAP NetWeaver components and related applications such as SAP NetWeaver XI, adapters, and ARIS for SAP NetWeaver.
          Custom Development

With the SAP NetWeaver platform, IT organizations can extract new value from existing investments in technology and skills by creating new, enterprise-scale applications. Organizations can develop, configure and adapt applications, as well as enable interoperability of different technology platforms. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver Application Server (SAP NetWeaver AS) and tools such as SAP NetWeaver Developer Studio, SAP NetWeaver Visual Composer and SAP Composite Application Framework.
          Unified Life-Cycle Management

With the SAP NetWeaver platform, IT organizations can automate software application management processes to help optimize all facets of a software application’s life cycle to permit continuous operations and faster reaction to changing business requirements. These IT activities are enabled by SAP NetWeaver components and tools such as SAP NetWeaver AS, SAP NetWeaver Administrator, the Adaptive Computing Controller tool and SAP Solution Manager.
          Application Governance and Security Management

With the SAP NetWeaver platform, organizations can govern applications and manage IT security through integrated user and access management, as well as authentication and single sign-on. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver AS, SAP NetWeaver XI, and SAP NetWeaver Portal.
          Consolidation

The SAP NetWeaver platform helps organizations consolidate user interfaces, information, and processes through the use of ESA. IT projects that support consolidation include master-data consolidation, enterprise data warehousing, enterprise knowledge management, platform interoperability and SAP NetWeaver operations. These IT activities are enabled by SAP NetWeaver components such as SAP NetWeaver Portal, SAP NetWeaver BI, SAP NetWeaver MDM, and SAP NetWeaver XI.
          ESA Design and Deployment

With the SAP NetWeaver platform, organizations can create new, distinctive business processes flexibly.
Services
        In addition to its software solution portfolio, SAP provides comprehensive service offerings that include consulting and education, which comprise field services, and support services, ramp-up services, hosting, support for business process outsourcing (BPO) and custom development, which comprise global services. Our global services and field services organizations together make up SAP Services.
Field Services
        Field services include the following business areas:
          SAP Consulting

SAP Consulting offers consulting, implementation, and optimization services that aim at delivering business value in all phases of the solution life-cycle.

SAP Consulting brings together SAP specialists, SAP product development professionals and certified partners to provide a single point of contact for customers seeking assistance with their SAP solutions. SAP Consulting offers the delivery of consistent services and methodologies at customer locations around the world.

SAP Consulting advises and supports customers during the entire solution life cycle, from the planning phase through building and running the solutions:

•	Planning phase: Ensure that an organization’s IT infrastructure supports its business goals;

•	Building phase: Get software up and running quickly and cost-effectively; and

•	Running phase: Enable solutions to grow and adapt with changing customer needs.
          SAP Education

The SAP Education organization provides the training and tools required to assist SAP customers and partners in maximizing the benefits attained from SAP solutions. SAP Education services include education needs analysis, education delivery via classroom or e-learning, assessment certification and continuous improvement.

The curriculum includes approximately 300 different courses, ranging from overview courses to expert courses. These courses are offered in more than 18 languages at more than 70 training centers worldwide, with more than 200,000 course participants per year.
Global Services
        Global services includes the following business areas:
          SAP Active Global Support

The SAP Active Global Support organization offers a broad range of services to support customers with planning, implementation, operations, upgrades and continuous improvement.

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

Support can help customers spot bottlenecks, plan resources, and migrate to new releases and technologies.

Key offerings of SAP Active Global Support include:

•	The SAP Standard Support option which provides the knowledge, tools, and functions to keep customers’ SAP environment up-to-date and running efficiently. It is designed to prevent bottlenecks and system downtime and to bring timely issue resolution.

•	The SAP Premium Support option through which SAP’s experts taking a more active role in establishing support operations. It provides a guaranteed service-level agreement (SLA) for response and corrective action and delivers an annual assessment that gives a detailed plan focused on the customer’s priorities;
          SAP Ramp-Up

SAP Ramp-Up is the standardized process for introducing SAP products to the market. All SAP application software products in all countries are introduced using this process. When a solution is ready for productive use, it enters the SAP Ramp-Up process. SAP Ramp-Up is designed to ensure the quality of SAP solutions by increasing process control and feeding field and customer experience directly into product development. It benefits customers by providing accelerated support channels and dedicated coaches with direct lines to SAP product development groups, SAP Consulting and SAP Active Global Support. SAP Ramp-Up is also designed to reduce the cost, time, and risk of both SAP Ramp-Up implementations and regular, mass-market implementations.
          SAP Managed Services

The SAP Managed Services organization provides a comprehensive portfolio of services, running and managing SAP solutions on behalf of customers. More than 300 customers benefit from SAP Managed Services’ global reach, direct and continued access to SAP expertise, increased service and support, greater financial predictability, and the ability to free internal resources to focus on core competencies. SAP Managed Services offers:

Application Management Services

•	Second and third level application support

•	Application enhancements

•	Application evolution

•	Performance monitoring and optimization services

•	Global delivery engagement model for 24x7 coverage

Hosting Services

•	SAP Evaluation Hosting

•	SAP Implementation Hosting

•	SAP Application Hosting

•	SAP Upgrade Hosting

•	SAP Ramp-up Hosting

•	SAP Development and Prototype Hosting

•	SAP Hosted E-Learning

•	SAP Remote Application Operation

Managed solutions for business ecosystems

          Support for Business Process Outsourcing

In addition to its traditional direct license model and reseller channels, SAP engages with leading business process outsourcing (BPO) providers that deliver their services to end customers on platforms based on SAP applications and services. These BPO providers typically enter into an agreement with SAP that includes a license agreement permitting the use of specified SAP applications in selected markets for the provision of BPO services to the end customer, such as outsourced human resources services, for a predefined duration. We do not offer BPO services, but contribute to better BPO deployments for our customers and partners through BPO-ready solutions and services such as implementation support and quality assurance.
          SAP Custom Development

The SAP Custom Development organization develops custom solutions that address customers’ unique business requirements on the SAP NetWeaver platform. The service portfolio includes development services that help customers to extend and enhance existing SAP solutions or build new and innovative business solutions, and maintenance services to protect their custom solutions and SAP investment as their business evolves over time.
Seasonality
        As is common in the software industry, our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2005, 2004, and 2003 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.
Business by Region
        We operate our business in three principal geographic regions, namely EMEA, which represents Europe, Middle East and Africa, the Americas, which represents both North America and Latin America, and Asia-Pacific, which represents Japan, Australia and parts of Asia. We allocate revenue amounts to each region based on where the customer is located. See Note 32 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

        The following table sets forth, for the years indicated, the total revenue attributable to each of our three principal geographic regions:

	2005	2004	2003

	(in € millions)
Germany	1,810.4	1,780.1	1,670.3
Rest of EMEA	2,702.4	2,443.4	2,299.6

Total EMEA	4,512.8	4,223.5	3,969.9

United States	2,342.8	1,893.7	1,736.0
Rest of Americas	656.8	530.1	480.2

Total Americas	2,999.6	2,423.8	2,216.2

Japan	406.2	387.4	441.5
Rest of Asia-Pacific	593.8	479.8	397.0

Total Asia-Pacific	1,000.0	867.2	838.5

Total revenue	8,512.4	7,514.5	7,024.6

        EMEA. 53.0% of our 2005 total revenue was derived from the EMEA region, compared to 56.2% in 2004. After a strong revenue growth in 2004 of 6.4%, we achieved another revenue growth of 6.9% to €4,512.8 million in 2005 in the EMEA region. Revenue in Germany, SAP’s home country, increased by 1.7% to €1,810.4 million. 40.1% of revenue for the EMEA region in 2005 was derived from Germany which is a slight decrease of 2 percentage points compared to 2004. The remainder of the revenue for the EMEA region in 2005 was derived primarily from the United Kingdom, Switzerland, France, the Netherlands and Italy. The number of our employees (full-time equivalents, or FTEs) in the EMEA region increased by 5.2% from 20,658 at December 31, 2004 to 21,729 at December 31, 2005. In Germany, the number of our employees (FTEs) increased by 2.9% to 13,916 at December 31, 2005 compared to 13,525 at December 31, 2004. See “Item 6. Directors, Senior Management and Employees — Employees.”
        Americas. 35.2% of our 2005 total revenue was derived from the Americas region, compared to 32.3% in 2004. Revenues increased from 2004 to 2005 by 23.8% to €2,999.6 million. Revenue from the United States in 2005 was €2,342.8 million, an increase of 23.7% from €1,893.7 million in 2004. The United States represented 78.1% of SAP’s total revenue for the Americas region in both 2005 and 2004. On a constant currency basis revenue growth was 22.7% in 2005. Exchange rate fluctuations had a positive impact on revenue figures for the Americas region of €77.7 million or 3.2%. For the Americas region excluding the U.S., total revenue increased by 23.9% to €656.8 million in 2005 (12.8% on a constant currency basis). This was mainly derived from Canada, Brazil, Mexico and Venezuela. The number of employees (FTEs) in the Americas region increased by 19.0% from 6,684 at December 31, 2004 to 7,953 at December 31, 2005. The most notable increase was in the area of customer service and support, accounting for 45% of the increase, mainly due to the hiring of additional consultants to meet the growing demand of consulting projects in the region.
        Asia-Pacific. 11.8% of our 2005 total revenue was derived from the Asia-Pacific region, compared to 11.5% in 2004. In 2005, SAP’s revenue for the Asia-Pacific region was derived primarily from Japan, Australia, India, South Korea, China and Singapore. Our revenue in the Asia-Pacific region increased by 15.3% to €1,000.0 million in 2005. After a decrease for 2004 of €54.1 million, or 12.3%, revenue derived from Japan increased by 4.9% to €406.2 million in 2005. This represents 40.6% of total revenues in the Asia-Pacific region. On a constant currency basis, revenues derived from Japan increased by 6.7% from 2004 to 2005. In the rest of the Asia-Pacific region, total revenue increased 23.8% from 2004 to 2005 (18.8% increase on a constant currency basis). In the Asia-Pacific region, the number of employees (FTEs) increased by 27.3% from 4,863 as of December 31, 2004 to 6,191 as of December 31, 2005, mainly due to the expansion of our research and development facilities in India and China.

Software Revenue by Solution
        In 2001 we began to allocate software revenues to specific software solutions for internal reporting purposes. These allocations include revenues from contracts for specific solutions and for integrated solution contracts, which are mostly allocated based on the results of usage surveys provided by our customers for solutions that are licensed in a suite of business solutions. Such surveys reflect the customer’s expected use of the various solutions within their integrated contract, although a customer’s actual use may differ from their expectations at the time they complete the surveys. We are only able to monitor the total number of seats deployed but we have no ability to monitor differences between a customer’s actual use of the specific software solutions and the usage reported in the surveys. Nevertheless, we allocate revenues for internal purposes, based upon the number of users and user type by solution as specified in the initial customer surveys. Revenues recognized are allocated to each applicable solution based upon weighted average values per solution resulting from the number of each user type per solution, as provided by the customer, multiplied by the respective price per user type as set forth in our standard price list. We then allocate the recognized revenue for the software license based upon each solution’s weighted average values. The remainder of revenues, which relate to SAP R/3, industry solution portfolios and software engines are specifically identified in the license if applicable, and are allocated to the specific software solutions at fixed ratios based upon the functional capabilities to which they relate. This methodology is applied to each individual mySAP Business Suite and mySAP ERP contract. Although we believe this methodology of allocating revenue to specific software solutions is reasonable, and we apply this methodology on a consistent basis, there can be no assurance that such calculated amounts reflect the amounts that would result had we individually licensed each specific software solution.
        At the beginning of 2004, we changed our usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including SAP Business Intelligence and SAP Portals, since such technology components are now integrated with the SAP NetWeaver platform. Therefore, prior year comparable figures are not available for certain solutions using the new method.

	2005	2004	2003

	(in € millions)
ERP	1,157.6	990.0	801.2
CRM	602.6	501.0	440.1
SCM	508.9	480.0	477.1
PLM	161.6	166.9	156.1
Business Intelligence/ Enterprise Portal/ SRM/ Marketplaces	n/a	n/a	273.1
SRM	176.0	147.1	n/a
SAP NetWeaver and other related components	176.0	76.0	n/a

Total software revenue	2,782.7	2,361.0	2,147.6

Revenue by Industry Sector
        We identified six industry sectors in order to focus our product development efforts on the key industries of our existing and potential customers and to provide best business practices and specific integrated business solutions to those industries. We allocate our customers at the outset of an initial arrangement to an industry. All subsequent revenues from a particular customer are recorded under that industry sector for that customer. The following table sets forth the total revenues attributable to each of the six industry sectors for the years ended December 31, 2005, 2004, and 2003.

	2005	2004	2003

	(in € millions)
Process Industries	1,765.9	1,469.1	1,381.3
Discrete Industries	1,986.1	1,807.9	1,659.4
Consumer Industries	1,457.0	1,349.8	1,243.8
Service Industries	1,946.0	1,673.9	1,664.5
Financial Services	543.4	519.1	474.1
Public Services	814.0	694.7	601.5

Total revenue	8,512.4	7,514.5	7,024.6

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
        In addition to our subsidiaries’ sales forces, SAP has developed an independent sales and support force through value-added resellers who assume responsibility for the licensing, implementing and supporting of SAP solutions, particularly with regard to the SAP Business One application and qualified mySAP All-in-One partner solutions. We have also entered into alliances with major system integration firms, telecommunication firms and computer hardware providers to offer certain mySAP Business Suite applications.
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
        SAP’s marketing efforts cover large, multinational groups of companies as well as small and midsize enterprises. We believe our solutions and services meet important needs of all kinds of customers and are not dependent on the size or industry of the customer.
        Capitalizing on the possibilities of the Internet, we actively make use of online marketing. Some of our solutions can be tested online via the Internet demonstration and evaluation system, which also offers special services to introduce customers and prospects to new solutions and services.

Partnerships, Alliances and Acquisitions
        Partnerships and strategic alliances are a key element of our efforts to broaden the solutions and services offered to SAP customers and to extend the markets for our products and services. Our close collaboration with partners across the life cycle of a customer solution is a key element in enhancing customer satisfaction. We characterize our partnerships and strategic alliances into eight categories that together constitute what we refer to as the partner services network. Within most categories, our partners may achieve the status of a local or global partner. We expect our alliance partners to provide customers with joint strategic solutions. Our partners generally have a strong position in a particular line of business or cross-industry and complement the range of SAP solutions in these areas. The partner categories are: services partners, technology partners, software partners, hosting partners, business partners, content partners, education partners and support partners. Our partner network includes thousands of companies including independent software vendors, systems integrators, and business procurement outsourcing (BPO) providers across all partner categories.
        We have entered into agreements with a number of leading software, technology and services companies to cooperate and ensure that certain of the software, technology and/or services, products and solutions offered by such suppliers complement our software products.
        As discussed in Note 4 in “Item 18. Financial Statements,” we increased our ownership interest in our subsidiary SAP Systems Integration AG (SAP SI) in 2005 from 91.6% as of December 31, 2004 to 96.5% as of December 31, 2005. The aggregate purchase price for the SAP SI shares acquired in 2005 was €60.0 million (2004: €168.1 million) which was paid in cash. We believe the acquisition of the additional shares of SAP SI will help us strengthen our capabilities for IT-strategy consulting offerings in the future.
        Part of our strategy involves growth through acquisitions and other transactions. We routinely evaluate various alternatives and engage in discussions and negotiations with potential parties to such transactions. In 2005, we acquired four unrelated companies and completed two business combinations in the form of asset deals, the results from which are included in our results since the respective dates of acquisition. We also acquired software (intellectual property) from other companies, without acquiring related businesses. These transactions were immaterial individually and in the aggregate. Three of the acquired companies developed and sold software, while the fourth provided support services. The two businesses acquired through asset deals developed and sold software. See Note 4 in “Item 18. Financial Statements” for further details.
        On February 28, 2005, we entered into a definitive merger agreement to acquire all of the outstanding shares of Retek, Inc. (“Retek”), a provider of software solutions and services to the retail industry, for U.S.$8.50 per share. The aggregate purchase price, including the cash settlement of Retek’s outstanding share-based awards and net of cash acquired, was expected to be approximately U.S.$394 million. On March 8, 2005, Oracle Corporation (“Oracle”) made a hostile tender offer to acquire Retek’s outstanding shares at a price of U.S.$9 per share and announced that it had accumulated approximately 10% of Retek’s outstanding shares already. On March 17, 2005, we increased our offer to U.S.$11 per Retek share and Oracle increased its offer to U.S.$11.25 per share. On March 22, 2005, we indicated that we would not provide an increased offer for Retek’s outstanding shares. Retek then terminated the definitive merger agreement with us and we withdrew our tender offer for Retek.
        We are not aware of any public takeover offers by third parties with respect to our shares that have occurred in 2005 or prior.

Intellectual Property, Proprietary Rights and Licenses
        We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products.
        We believe that none of the individual patents or technologies owned or licensed by us is material to our business. We may however be significantly dependent in the aggregate on technology that we license from third parties that is embedded into our products or that we resell to our customers.
        We have licensed and will continue to license numerous third-party software products that we incorporate into and/or distribute with our existing products. We try to protect ourselves in the respective agreements by defining certain rights in case such agreements are terminated. The termination rights and terms of each license agreements vary, but the various protections generally include receiving maintenance for a certain period of time after termination, the right to distribute the then-current software release for a certain period of time after termination and/or the right to transfer the relevant intellectual property to SAP if we desire. In many cases we agree on an escrow of the relevant proprietary technology for the term of the agreement to allow us to provide maintenance in case we are unable to retain maintenance from the third-party licensor.
        In 2004, as part of SAP’s relationship with Microsoft Corporation, which started more than ten years ago, the two companies entered into a patent cross-license agreement to provide a better environment for joint technical collaboration and solutions development.
Internal Risk Management Policies and Procedures
        We have a system comprising multiple mechanisms across the SAP Group that is designed to recognize and analyze risks early and respond appropriately. These mechanisms include recording, monitoring and controlling internal enterprise processes and business risks using internal reporting functions, a number of management and controlling systems and a planning process that is uniform throughout our group. We have created standard documentation of key business processes of SAP AG and all of its major subsidiaries, which are routinely assessed and tested as to their design and operating effectiveness to mitigate typical risks inherent in such processes in line with both German and U.S. requirements. SAP’s Principles of Corporate Governance, ratified by our Executive Board and our Supervisory Board at the end of 2001 and updated in August 2002 and March 2004, constitute a further component in the system. They comprise, among others, standards and guidelines for the work of the Executive Board and Supervisory Board, and for the cooperation between them. In addition, we have implemented various additional measures to comply with requirements under the Sarbanes-Oxley Act. Amongst other measures, we established a Disclosure Committee, whose main task is to monitor the timing and content of information released to the financial markets. For further information on the measures we have implemented relating to the Sarbanes-Oxley Act, please refer to “Item 6. Directors, Senior Management and Employees” and “Item 15. Controls and Procedures.” Further elements of the system include a corporate-wide Code of Business Conduct which was formalized in 2003, comprehensive published reports and the work of the Supervisory Board in monitoring and controlling the Executive Board. In early 2003, we created a central dedicated Corporate Risk Management function along with a global network of risk management practitioners tasked to consolidate and enhance SAP’s various existing risk management activities in accordance with a corporate-wide uniform methodology. Pursuant to SAP’s Enterprise Risk Management program, various regular business activities including software development programs, customer implementation projects, internal IT system implementations and a variety of other corporate areas are continuously assessed against a range of predefined generic risk categories identified in a uniform corporate-wide Risk Catalog and aggregated in a corporate-wide risk management application, from which a regular enterprise risk report to SAP’s CEO and CFO is derived. The Enterprise Risk

Management program tracks certain of the risks summarized in “Item 3. Key Information — Risk Factors” in the same risk category structure as established by SAP’s internal risk management reporting system.
ORGANIZATIONAL STRUCTURE
        As of December 31, 2005, SAP AG was the holding company of 103 subsidiaries whose main task is the distribution of SAP’s products and services on a local basis. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.
        The following table illustrates our most significant subsidiaries based on revenues:

	Ownership	Country of
Name of Subsidiary	%	Incorporation	Function

Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales, consulting and training
Rest of Europe/ Middle East/ Africa
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
DESCRIPTION OF PROPERTY
        Our principal executive, administrative, marketing and sales, consulting, training, customer support and research and development facilities are located in Walldorf and neighboring St. Leon-Rot, Germany, approximately 60 miles south of Frankfurt/ Main. The number of workplaces at this combined location expanded by approximately 500 during 2005 to approximately 13,500 through increased occupancy and 200 additional leased workspaces in Walldorf.
        The ongoing hiring activities in our global centers for development, service and support involved capital expenditures in 2005 of €5.8 million (primarily leasehold improvements) for further expansion. These expansions occurred mainly in India, where 1,430 workspaces were added, in Hungary (189 workspaces added), and in Israel (260 workspaces added). We intend to add approximately 900 additional workspaces in China by the end of 2006. As Prague, Czech Republic, was selected as the central location for our shared service activities in finance and sales for Europe, more than 200 workspaces were leased.
        In 2005, we commenced construction activities in Walldorf and St. Leon-Rot, where two new buildings with workplace capacities of 2,000 and 900, respectively, are being added. We currently estimate that the total cost of construction will amount to approximately €160 million, which will be financed using our liquid assets. Construction activities in St. Leon-Rot ended in February 2006, while construction activities in Walldorf are expected to be finished in the first quarter of 2007. Upon completion of the construction of the buildings, we intend to terminate certain current office leases in Walldorf, the charge for which is not expected to be material.
        As discussed in Note 29 in “Item 18. Financial Statements,” in 2004, SAP America, Inc. and SAP Properties, Inc., its wholly-owned subsidiary, sold a portion of the United States headquarters property in Newtown Square, Pennsylvania, which is partly occupied by SAP America, Inc, and partly by other subsidiaries. A portion of the property sold was subsequently leased back with different terms through 2014. The remaining owned property is used for our U.S. headquarters for the Americas and for regional operations for administration, marketing, sales, consulting, training, customer support and research and development.
        We have financed all expansions through working capital and existing credit facilities described in this Form 20-F under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources.”
        While it is difficult to ascribe production capacity to office space, we generally assume that we need approximately 183 square feet per employee for research and development activities and administrative services, and approximately 140 square feet per employee for sales, training and consulting activities.
        The location of each of our major facilities, all of which are leased (unless otherwise indicated), is set forth below:

Country, City	Facility Description

Austria, Vienna	Sales, consulting, training, marketing and customer support
Belgium, Brussels	Sales, consulting and training
Brazil, São Paulo	Sales, consulting and training
Bulgaria, Sofia	Sales and development
Canada, Toronto, Ontario	Sales, consulting, training and marketing
China, Shanghai	Research and development
Czech Republic, Prague	Sales, consulting and training
Denmark, Copenhagen	Sales, consulting, training and customer support
France, Paris	Sales, consulting, training and marketing
Germany, Berlin	Research and development, sales and consulting
Germany, Dresden	Consulting and customer support
Germany, Freiberg	Consulting
Germany, Munich	Research and development, sales and consulting
Germany, Hamburg	Sales, consulting and training
Germany, Bensheim	Sales and consulting
Germany, Ratingen	Sales and consulting
Germany, St. Ingbert (owned)	Research and development, sales and consulting
Germany, Walldorf (owned)	Sales, consulting, research and development and customer support
Germany, St. Leon-Rot (owned)	Research and development and customer support
Germany, Mannheim	Consulting and IT
Hungary, Budapest	Sales, consulting, training and customer support
India, Bangalore (owned)	Research and development
India, Gurgaon	Customer support
Ireland, Dublin	Customer support
Ireland, Galway	Research and customer support
Israel, Ra’anana	Research and development, sales and consulting
Italy, Milan	Sales, consulting and training
Japan, Tokyo	Sales, marketing and training
The Netherlands, Hertogenbosch	Sales, consulting and training
Russia, Moscow	Sales and consulting

Country, City	Facility Description

Singapore, Singapore	Sales, customer support and research and development
South Africa, Johannesburg	Sales, consulting, training, customer support, research and development
South Korea, Seoul	Sales and consulting
Spain, Madrid	Sales, consulting, training, research and development and customer support
Sweden, Stockholm	Sales, consulting, training, marketing and customer support
Switzerland, Biel (owned)	Sales and marketing
Switzerland, Regensdorf	Training
United Kingdom, Feltham (owned)	Sales, consulting, training and customer support
United States, Palo Alto, California	Research and development, sales and consulting
United States, Waltham, Massachusetts	Sales, consulting and training
United States, Chicago, Illinois	Sales, marketing, consulting, training and research and development
United States, Newtown Square, Pennsylvania (owned and leased)	Sales, consulting, training, research and development and customer support
United States, New York, New York	Sales, marketing, and consulting
United States, Foster City, California	Training
United States, Atlanta, Georgia	Sales, marketing, consulting and training
        We believe that our facilities are in good operating condition and adequate for their present and anticipated usage. We are not aware of any environmental issue that may affect the utilization of our current facilities.
CAPITAL EXPENDITURES
        SAP’s capital expenditures for intangible assets and property, plant and equipment, were €262 million for the year ended December 31, 2005 (2004: €193 million, 2003: €219 million). Principal areas of investment during 2005 related to the purchase of computer hardware and other business equipment to support the ongoing increases in employees and global operations. Cars contributed €60 million due to the continued purchase of company cars for eligible employees in Germany. As discussed in “Description of Property” above, expenditures for construction of buildings occurred during 2005 mainly in Germany.
        During 2006, we expect to spend approximately €165 million for the purchase of computer hardware and other business equipment, approximately €55 million for the purchase of cars, as well as approximately another €201 million to fund the new and on-going construction of additional facilities and certain leasehold improvements. See also “Description of Property” above, “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources” and Note 32 to our consolidated financial statements in “Item 18. Financial Statements,” for further details regarding capital expenditures, including information about capital expenditures by geographic region.
ITEM 4A. UNRESOLVED STAFF COMMENTS
        Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW
        SAP consists of SAP AG and its network of 103 operating subsidiaries. We operate worldwide and define the following three geographic regions: EMEA, the Americas and Asia-Pacific. We have three lines of business that constitute our reporting segments: product, consulting and training. Furthermore, SAP focuses on six industry sectors, namely process, discrete, consumer, service, financial services and public services. For a discussion of our geographic regions and industry sectors, see “Item 4. Information about SAP — Description of the Business — Business by Region,” “— Revenue by Industry Sector,” “— SAP Strategy” and Note 32 to our consolidated financial statements included in “Item 18. Financial Statements.”
        Our principal sources of revenue are sales of products and services. Product revenue consists primarily of software license fees and maintenance fees. License fees are derived from the licensing of SAP software products to customers. We provide standard maintenance for a fee based on a fixed percentage calculated on the net license fee paid by the customer. We also offer optional maintenance and support services for additional coverage and scope. Our service revenue consists of consulting, training and other service revenue; consulting revenue is primarily derived from the services rendered with respect to implementation of our software products and training revenue from customer project teams and end-users, as well as training third-party consultants with respect to SAP software products. See “Item 4. Information about SAP — Description of the Business — Services” for a description of the other services.
        At the beginning of 2005, based on our prediction of growth in the economy as a whole and in the IT industry in particular, we set operational goals for the year with a main focus on software revenue growth and a further increase of our pro-forma operating margin. Our target was to increase software revenue in the range of 10 — 12% compared to 2004. On October 20, 2005 we raised our software revenue outlook and expected full-year 2005 software revenue to increase in the range of 12 — 14% compared to 2004. Regarding our pro-forma operating margin (excluding stock-based compensation and acquisition related changes) we expected an increase of 0.0 — 0.5 percentage points from 27.8% achieved in 2004.
        In order to achieve the growth in revenue and operating margin, we expected increases in headcount in 2005 compared to the previous year, especially in sales, marketing, research, and development. We also expected a significant proportion of the new research and development jobs to be located in countries outside of Germany, such as India and China. We also expected the number of employees to increase in the United States, mainly in sales and marketing.
        In fiscal year 2005, we achieved or exceeded our goals for revenue and operating margin. Software revenue increased from €2,361.0 million in 2004 to €2,782.8 million in 2005, representing an increase of €421.8 million or 17.9%. This exceeded our revised software revenue guidance of an increase in the range of 12 — 14%. Our operating margin increased from 26.9% in 2004 to 27.4% in 2005 and our pro-forma operating margin increased by 0.5 percentage point from 27.8% in 2004 to 28.3% in 2005, meeting the high end of our outlook which was a 0.0 — 0.5 percentage point increase. For the year ended December 31, 2005, our revenue and income before income taxes and minority interests were approximately €8,512.4 million and €2,316.4 million, respectively, as compared to €7,514.5 million and €2,072.6 million, respectively, for the year ended December 31, 2004. Net income was €1,496.4 million and €1,310.5 million for the years ended December 31, 2005 and 2004, respectively.
        The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	key factors that impacted our performance;

•	discussion of our operating results for 2005 compared to 2004 and for 2004 compared to 2003; and

•	our outlook for 2006.

        This overview should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”
KEY FACTORS
Global Economy
Global economy continues to grow
        The global economy continued to recover throughout the course of 2005. The news from North America and many of the Asian countries was predominantly good. The European economy also grew stronger as the year progressed, helped by low long-term interest rates, a retreating euro, and buoyant export markets. However, domestic demand in Europe remained flat. Surges in energy and commodity prices impeded global recovery. However, both the Paris-based Organisation for Economic Co-operation and Development (OECD) and the Washington, DC-based International Monetary Fund (IMF) report that the core inflation rates in most industrialized countries were low, with rates in the range 1% to 3%. Not even the steep increase in energy prices seriously impacted the global recovery. The IMF estimates that global gross domestic product (GDP) grew some 4.3%. That represents a decline compared to the overall 2004 figure of 5.1%, but deceleration during the first six months of 2005 was partially offset by a pick up in growth in the second half of the year.
        The chief driver of growth was again China. China’s economy grew 9.5% in 2004 and the IMF believes it grew 9.0% in 2005. India’s economy also remains buoyant, with growth unchanged at 7%. The OECD reports 2.4% GDP growth in Japan (2004: 2.7%). The U.S. economy was again vigorous: The IMF estimates that U.S. GDP grew more than 3.5% in 2005, compared with 4.2% in the previous year.
Europe lags behind global growth
        The economies of Europe underachieved in comparison with the global economy. According to the OECD, euro zone GDP growth, which was 1.8% in 2004, slowed to 1.4% in 2005. Both the OECD and the IMF point to slow demand on the European market and the increased oil price as an impediment to economic growth. Exporters alone are achieving the growth to keep the European Union (EU) economy afloat.
        The OECD believes the German economy expanded only a disappointing 1.1% in 2005. In 2004, German GDP had grown 1.6% according to the IMF. The supporting pillar of the German economy, and the only part of the economy that remained vibrant, was export trade. On the fourth-quarter numbers, the Kiel Institute for World Economics comments that there are clear signs the German economy is experiencing a trend of improved growth. Key indicators, such as process industry order books, increasingly point toward improved growth, the Institute says.
IT Sector
Trend in IT industry remains stable
        Information technology (IT) market-intelligence provider IDC estimates that the global IT market grew 5.9% in 2005. Another IT market researcher, Gartner, believes global IT market growth was only 4.9%. Gartner divides the IT market into hardware, packaged software, applications, and services segments.
        The segment in which SAP chiefly operates is applications, which in 2005 expanded 5.6% worldwide according to IDC, or 8.4% according to Gartner. It indicated the IT market continued to grow, almost regardless of anything that happened in the political, climatic, or economic environments.

        According to IDC’s analysis, in 2005 the fastest-growing segment in the IT market was system infrastructure. That indicates that companies increasingly focused on optimizing and overhauling their IT infrastructure. Application-related segments in particular benefited from a growth spurt. In IDC’s analysis, this means the trend toward replacing systems became more pronounced in 2005, which would boost new application implementations.
U.S. IT market grows almost 5%
        IDC estimates the IT market in the United States, SAP’s single most important market, grew 4.9% in 2005. Gartner’s corresponding estimate is similar. Both research firms report 5% IT market growth in Western Europe, where the economic environment was more difficult than in the United States. IDC and Gartner report appreciably stronger growth of 6% or more for the year in the Asia-Pacific market. More than 90% of global IT business is with customers in North America, Western Europe, and the Asia-Pacific region.
        The German Association for Information Technology, Telecommunications, and New Media (BITKOM) estimates that the German IT market grew 3.2%, which is similar to the corresponding 2004 growth figure. On the other hand, IDC believes the overall German IT market expanded only 2.7% in 2005. BITKOM estimates that the German market for system and applications software expanded 4.5%. IDC reports that the German IT services market grew 2% in the year.
OPERATING RESULTS
2005 Compared with 2004
Total Revenue.
        Total revenue increased from €7,514.5 million in 2004 to €8,512.4 million in 2005, representing an increase of €997.9 million or 13.3%. At constant currencies, total revenue increased by 11.8%. Compared to 2004, the overall growth in 2005 was primarily driven by product revenue, while service revenue also increased moderately. Compared to 2004 software revenue grew by 17.9% and maintenance revenue grew by 12.5%. This growth exceeded our updated software revenue outlook from October 20, 2005.
        Initially for 2005, we assumed a weaker euro with an average exchange rate of $1.30 per €1.00, which was then adjusted to $1.15 per €1.00 with our adjusted guidance communicated on October 20, 2005. The average exchange rate in 2005 was $1.24 per €1.00, compared to $1.25 per €1.00 in 2004. The rate evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2004	1.3538
March 2005	1.2969
June 2005	1.2098
September 2005	1.2058
December 2005	1.1842
March 10, 2006	1.1886
        Ultimately the weakness of the euro over the year increased the euro value of revenues generated in other currencies. Foreign currency translation effects from the weakening value of the euro during the year positively impacted our total consolidated revenue by €111.1 million, or 1.3%, in 2005. In 2004, foreign currency translation effects from the strengthening value of the euro during the year negatively impacted our total consolidated revenue by €235.8 million.

        The following discussion is based on how we allocate revenues for classification in our consolidated statements of income, which is dependent on the nature of the sales transaction regardless of the operating segment it was provided by:
        Product Revenue. Product revenue, which consists of software revenue and maintenance revenue, increased from €5,184.2 million in 2004 to €5,958.4 million in 2005, representing an increase of €774.2 million or 14.9% (13.2% on a constant currency basis).
        Software revenue increased from €2,361.0 million in 2004 to €2,782.8 million in 2005, representing an increase of €421.8 million, or 17.9%. With the weakening value of the euro compared to other currencies, this increase was impacted by a positive foreign currency translation effect. On a constant currency basis, software revenue grew by 15.4% from 2004 to 2005. The biggest contributor to software revenue growth in 2005 was again the Americas region (in particular the U.S.) where we accomplished a growth of 31.8% compared to 2004 (or 31.1% for the U.S.).
        For a summary of software revenue by solution in 2005, see “Item 4. Information about SAP — Description of the Business — Software Revenue by Solution.” We have continued to implement our volume business model with a higher number of smaller contracts. New customers accounted for 33% of our 2005 software contracts, with the remaining 67% coming from our installed customer base (compared to 32% from new customers and 68% from our installed customer base in 2004). Based on the value of orders received, the new customer share decreased from 24% in 2004 to 22% in 2005.
        In the small and midsize enterprise segment (enterprises with 2,500 or fewer employees, or annual revenue of U.S.$1 billion or less), we achieved above-average software revenue growth and strengthened our market position in 2005.
        Maintenance revenue increased from €2,823.2 million in 2004 to €3,175.6 million in 2005, representing an increase of €352.4 million or 12.5%. On a constant currency basis, maintenance revenue grew by 11.4% from 2004 to 2005. With our growing installed customer base, this increase in maintenance revenue was primarily due to the growth of software sales throughout 2004 and due to additional software contracts closed during 2005. Accordingly, maintenance revenues continued to increase constantly on a rolling four quarter basis. In 2005 the biggest contributor to the increase in maintenance revenues based on volume came again, as in 2004, from the EMEA region. The EMEA region is still the biggest contributor to software sales group wide.
        Product revenue as a percentage of total revenue increased from 69.0% in 2004 to 70.0% in 2005, driven by the growth in software and maintenance revenues.
        Service Revenue. Service revenue increased from €2,273.0 million in 2004 to €2,481.4 million in 2005, representing an increase of €208.4 million or 9.2% (8.1% on a constant currency basis).

        Consulting revenue increased from €1,970.6 million in 2004 to €2,138.9 million in 2005, representing an increase of 8.5%. On a constant currency basis the increase would have been €148.7 million or 7.5%. This growth in consulting revenue resulted mainly from the increase in the consulting work-force by 4.8% and a higher utilization of these resources for external projects in 2005. In addition, interim use of third-party resources increased by 9.5% in order to meet the rise in customer activities.
        Consulting revenue as a percentage of total revenue decreased from 26.2% in 2004 to 25.1% in 2005, caused by the over-proportional growth of product revenue.
        After two years of decreasing revenues in 2002 and 2003 and flat revenues in 2004, the training business showed a solid recovery with training revenue increasing from €302.4 million in 2004 to €342.5 million in 2005, or 13.2%. At constant currencies, training revenues increased by 12.0%. While traditional classroom training only grew marginally, most of the growth in training revenue was achieved in academy training, customer-specific training and education consulting. The training business also benefited from the alignment with the consulting business which helped drive the increase of revenues through joint customer engagements.
        Service revenue also includes the revenue generated by the SAP Managed Services organization, which operates, manages and maintains SAP solutions. SAP Managed Services revenue increased from €58.4 million in 2004 to €68.3 million in 2005, representing an increase of 17.0%. On a constant currency basis, the increase would have been €9.7 million or 16.6%. Most of the growth of SAP Managed Services revenue came from the United States.
Total Operating Expenses.
        At the beginning of the year, we explained in our business outlook guidance that 2005 would be a year of investment in the future. We have invested by increasing our workforce to support our current and future revenue growth targets. Total operating expenses increased from €5,496.1 million in 2004 to €6,181.7 million in 2005, representing an increase of €685.6 million, or 12.5%. On a constant currency basis, the increase in total operating expenses was €634.6 million, or 11.5%, which means that foreign currency translation effects from the weakening value of the euro during 2005 negatively impacted our total operating expenses by €51.0 million, compared to a positive impact of €111.1 million on total revenues.
        The increase is mainly related to the following:

•	We increased our sales and marketing expenses in 2005 by €222.6 million, or 14.6%, compared to 2004, reflecting additional investment in aligning our operations to volume business and in our sales organization.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €2,968.0 million in 2004 to €3,371.5 million in 2005, or 13.6%. This increase in personnel expenses is the result of the overall headcount increase from 32,205 full-time equivalents as of December 31, 2004, to 35,873 full-time equivalents as of December 31, 2005, an increase of 11.4%. The biggest increase in headcount was in research and development, in which the worldwide full-time equivalent count rose 18% to 11,629. The increase is consistent with our organic growth strategy and commitment to meet product release schedules. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in the major emerging markets with modest salary levels such as China and India. The share of resources in low cost locations (Bulgaria, China, and India) increased from 8.2% in 2004 to 10.9% in 2005.

•	The rise in the headcount and overall increase in business activity during 2005 resulted in higher travel expenses compared to 2004 (an increase of €55.8 million or 17.5%).
        As a result of the strong product revenue growth, cost of purchased licenses increased by 19.5%.

        As a consequence of the strong revenue growth and the increase in total operating expenses, operating income increased from €2,018.4 million in 2004 to €2,330.7 million in 2005, or by 15.5%. Operating margin increased from 26.9% in 2004 to 27.4% in 2005.
Pro-Forma Operating Income.
        We have provided guidance and related information in 2005 and 2004 using pro-forma operating income on a consolidated basis. We use this information internally and believe this pro forma measure provides meaningful information to our investors because we exclude acquisition related charges and settlements of stock-based compensation plans to focus attention on the financial performance of our core operations. We exclude stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. This pro forma information is not prepared in accordance with U.S. GAAP and should not be considered a substitute for the historical financial information presented in accordance with U.S. GAAP. The pro forma measures used by us may be different from pro forma measures used by other companies.
        At the beginning of 2005, our target was to improve our pro-forma operating margin (that is, the ratio of pro-forma operating income to total revenue) from the 27.8% achieved in 2004 by approximately 0.0-0.5 percentage points.
        We were able to reach this target in 2005 and the pro forma operating margin increased by 0.5 percentage points to 28.3%. Pro forma operating income (excluding expenses for stock-based compensation and acquisition-related charges) increased from €2,086.1 million in 2004 to €2,409.3 million in 2005. Pro forma operating expenses (excluding expenses for stock-based and acquisition-related charges) in 2005 increased by 12.4% to €6,103.1 million.
        A reconciliation from U.S. GAAP operating income to pro-forma operating income is as follows:

	2005	2004

	(in millions of €)
U.S. GAAP operating income	2,331	2,018
Acquisition-related charges	34	30

LTI 2000 Plan/ STAR Plan	45	37
Settlement of stock-based compensation plans in the context of mergers and acquisitions	0	1

Total stock-based compensation	45	38

Pro forma operating income excluding stock-based compensation and acquisition-related charges	2,410	2,086

        In the second quarter of 2005, we redefined the acquisition-related charges used to determine our pro-forma operating income, pro-forma earnings per share, and other pro-forma measures. Previously, we treated the amortization of intangibles as acquisition-related charges only if the intangibles had been acquired in the context of the purchase of a business. However, we now expect that our acquisitions will often be purchases of a target company’s intellectual property and related intangibles rather than purchases of the target business itself. Therefore, effective with the second quarter of 2005, we treat the amortization of all purchased intellectual property rights and related intangibles as acquisition-related charges. Changing the definition of acquisition-related charges had no material effect on previously published pro-forma figures because we had never before made significant stand-alone purchases of intellectual property.

Detail of Operating Expenses.
        Cost of Product. Cost of product consists primarily of:

•	customer support costs which include 24x7 message handling, services for upgrades, SAP EarlyWatch services, SAP GoingLive services and premium maintenance services (SAP Safeguarding services, SAP Empowering services and SAP MaxAttention support option) — delivered by the SAP Active Global Support organization;

•	license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers; and

•	costs of developing custom solutions that address customers’ unique business requirements.
        In line with growing product revenues, cost of product has increased from €916.3 million in 2004 to €993.2 million in 2005, or by 8.4% mainly due to increased expenses for software license fees and the expansion of support resources. As a percentage of product revenue, cost of product decreased from 17.7% in 2004 to 16.7% in 2005.
        Certain reclassifications were made to the previously reported amounts of cost of product and research and development expenses. See Note 8 in “Item 18. Financial Statements.”
        Cost of Services. Cost of services consists primarily of consulting and training personnel expenses as well as expenses for third-party consulting and training resources. Cost of services increased from €1,783.5 million in 2004 to €1,924.6 million in 2005, or 7.9%. As a percentage of service revenue, cost of services decreased to 77.6% in 2005 compared to 78.5% in 2004.
        One main reason for the increase in cost of services in 2005 was the growth in consulting headcount by 4.8% resulting in increased personnel expenses of €68.9 million. Furthermore, the higher interim use of third-party resources resulted in an increase of €49.0 million in third-party costs, compared to 2004. In comparison to 2004, an increase in the utilization of our resources for billable projects led to an increase in the service margin. In response to the change in demand to a more flexible customer delivery model, the training business has successfully managed a shift from fixed to flexible infrastructures, especially with respect to the focus on consolidating training facilities and ceasing operations in certain geographic locations.
        Research and Development. Our research and development expenses consist primarily of:

•	personnel expenses related to our research and development employees;

•	amortization of computer hardware used in our research and development activities; and

•	costs incurred for independent contractors retained by us to assist in our research and development activities.
        Research and development expenses increased from €908.0 million in 2004 to €1,088.6 million in 2005, or 19.9%. As a percentage of total revenue, research and development expenses increased from 12.1% in 2004 to 12.8% in 2005.
        Overall, the number of research and development employees increased from 9,882 full-time equivalents in 2004 to 11,629 full-time equivalents in 2005, representing an increase of 17.7%. Although the number of employees increased during 2005, the related cost did not increase at the same rate due to a continuous effort of the research and development organization to move into cost effective locations, such as China and India. The share of employees working in the research and development area as part of the total number of employees increased from 30.7% for 2004 to 32.4% for 2005.
        Sales and Marketing. Sales and marketing expenses increased from €1,523.7 million in 2004 to €1,746.2 million in 2005, or 14.6%. As a percentage of total revenue, sales and marketing expenses remained relatively constant, up slightly from 20.3% in 2004 to 20.5% in 2005. The increase in sales and marketing expenses in 2005 relates to the efforts to support our current and future revenue growth targets and mainly results from salaries for new sales personnel and higher bonus payments to sales and marketing employees due to the overachievement of revenue targets.
        Overall employees in sales and marketing increased from 5,583 full-time equivalents in 2004 to 6,249 full-time equivalents in 2005, or 11.9%, and personnel expenses increased accordingly from €703.6 million in 2004 to €852.4 million in 2005, or 21.2%. We also continued to increase variable parts of salaries in 2005.
        General and Administrative. General and administrative expenses increased from €366.4 million in 2004 to €435.2 million in 2005. This represents an increase of 18.8%. This rise included an increase in performance-related compensation as well as additional spending on shared service centers (finance, administration and human resources). As a percentage of total revenue, general and administrative expenses represented 5.1% in 2005 compared to 4.9% in 2004.
        Other Operating Income/ Expense, Net. Other operating income/expense, net, changed from a net operating income of €1.8 million in 2004 to a net operating income of €6.2 million in 2005. The primary reason for the change was the reduction in the amount of restructuring costs for unused lease space and severance payments for exit activities from €7.0 million in 2004 to €1.7 million in 2005 (period expenses, net of adjustments).
        The 2005 restructuring activities included organizational changes in some foreign subsidiaries, such as replacement of management and sales personnel mainly in the EMEA region. See Note 24 to our consolidated financial statements in “Item 18. Financial Statements” for discussion regarding the expenses incurred in connection with our exit activities, which include contract termination and similar restructuring costs for unused lease space as well as severance payments.
Financial Income/ Expense, Net.
        Financial income/expense, net is comprised primarily of income/(losses) from equity method investments, gains/(losses) on sales of equity securities, and net interest income. Financial income/expense, net, decreased by €30.2 million from net financial income of €41.0 million in 2004 to net financial income of €10.8 million in 2005. The decrease mainly is attributable to unrealized losses from hedging anticipated cash-flow exposures associated with the employee STAR plan. The increase in the price of SAP stock contributed to such unrealized losses of €66.2 million in 2005 (2004: €14.6 million). This effect was partially offset by an increase in net interest income from €55.8 million in 2004 to €89.9 million due to higher liquid asset balances from cash flows generated from our operations in 2005.
Income Taxes.
        Our effective income tax rate decreased from 36.5% in 2004 to 35.3% in 2005. This decrease was primarily due to the impact of tax exempted income and decreasing income tax rates in some countries. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements.”
Net Income.
        Net income increased from €1,310.5 million in 2004 to €1,496.4 million in 2005, representing an increase of €185.9 million, or 14.2%. Net income as a percentage of total revenue increased from 17.4% for 2004 to 17.6% for 2005. This slight increase was primarily due to the overall increase in total revenues of €997.9 million or 13.3% compared to 2004, primarily driven by strong growth in software revenues which grew by 17.9%, partially offset by an increase in total operating expenses of €685.6 million, or 12.5%, compared to 2004. Additionally, income tax expense increased only by 7.9% from €757.3 million in 2004 to €817.1 million in 2005, not proportionate to the increase of 11.8% in income before income taxes and minority interest. Basic earnings per share were €4.83 in 2005 compared to €4.22 in 2004.

Segment Discussion.
        As described in Note 32 in “Item 18. Financial Statements,” we have three operating segments: product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes, revenue is generally allocated to the segment that is responsible for the related transactions, regardless of the nature of the sales transaction. The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development (including cost from software development contracts of €82.3 million (2004: €112.0 million)), charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Depreciation and amortization of long-lived assets as well as other facility and IT-related expenses are allocated to each operating segment based on headcount or facility space occupied.
        In 2005, the total impact of stock-based compensation and settlements of stock-based compensation plans included in total operating expenses in the consolidated financial statements was €45.0 million compared to €38.1 million in 2004. Therefore, segment contribution is not indicative of the actual profitability margin for the operating segments.
        In 2005, €2.4 million (2004: €3.9 million) of exit costs related to unused lease space and severance payments were not allocated to the segments.
        Product segment. The Product segment is primarily engaged in marketing and licensing our software products, performing software development services, and performing maintenance services. Maintenance services include technical support for our products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages. Reflecting internal management responsibilities within our organization, the product segment includes the lines of business sales, marketing and service and support.
        Product segment revenue increased by 14.2% from €5,292.9 million in 2004 to €6,044.3 million in 2005. On a constant currency basis, product segment revenue grew by 12.5%. Approximately 98% of revenues within the product segment are derived from software and maintenance revenue, with the remaining 2% derived from services revenue and other revenue. Software revenue as part of the total product segment revenue increased by 15.9% from €2,363.4 in 2004 million to €2,739.3 million in 2005. This corresponds to an increase of 13.5% based on constant currencies. Maintenance revenues increased by 12.3% from €2,817.4 million in 2004 to €3,162.7 million in 2005, an increase of 11.2% based on constant currencies.
        Product segment expenses increased by 19.2% from €2,058.1 million in 2004 to €2,452.5 million in 2005, an increase of 18.0% based on constant currencies. Expenses of the line of business sales account for about half of the entire product segment expenses, while expenses of the line of business marketing account for roughly one fourth and expenses of the line of business service and support account also for roughly one fourth of overall product segment expenses. The increase in sales and marketing expenses results mainly from the higher headcount — reflecting additional investment in aligning our operations to more volume business — and associated personnel- and travel-related expenses as well as additional third-party and marketing expenses.
        Product segment contribution increased by 11.0% from €3,234.8 million in 2004 to €3,591.9 million in 2005, or 59.4% of total segment revenue compared to 61.1% of total segment revenue in 2004. On a constant currency basis, product segment contribution increased by 9.0%. While we were able to increase product segment revenues, most notably in the U.S. operations, the percentage increase in our product segment expenses was slightly higher, resulting in the decrease in product segment contribution as a percentage of total revenue. The proportionally higher increase in segment expenses results mainly from the additional expenses incurred in the service and support area.

        Consulting segment. The Consulting segment is primarily engaged in the implementation of our software products.
        Consulting segment revenues increased by 8.8% from €1,910.3 million in 2004 to €2,078.1 million in 2005. In constant currency, revenue increased by 7.8%.
        Consulting segment expenses increased by 9.1% from €1,484.0 million in 2004 to €1,619.0 million in 2005. In constant currency, segment expenses increased by 8.1%.
        Geographically, the strong growth in the consulting services business comes from the Americas region, especially the United States and Latin America in which we also see the biggest increase in product revenues. The consulting revenue growth in the United States is mainly attributable to our investment in demand generation at the end of 2004 and at the beginning of 2005. The increase in demand was met by an increase in the SAP consulting work force by 4.8% and an increased billable utilization of these resources for external consulting projects. In addition, the interim use of third-party resources increased by 9.5% in order to meet the rise in customer activities. Revenue in the EMEA region also grew, although at a less significant rate than the Americas region, driven mainly by growth in the Eastern European countries. In the Asia-Pacific region consulting revenue increased marginally.
        Consulting segment contribution increased by 7.7% from €426.3 million in 2004 to €459.1 million in 2005. In constant currency, the segment contribution increased by 6.7%. The consulting segment profitability was slightly reduced by 0.2 percentage points.
        Training segment. The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.
        Training segment revenues were €380.2 million in 2005, which represented a strong increase (23.8%) from €306.6 million in 2004. On a constant currency basis, training segment revenues would have been €375.6 million for 2005. While traditional classroom training grew only marginally, strong revenue growth was achieved primarily in academy training, customer-specific training, and education consulting. Although it only represented a small proportion (1.2%) of the total training revenue, e-learning continued to rise in popularity and grew significantly (135%) in 2005.
        Training segment expenses increased from €209.0 million in 2004 to €248.0 million in 2005, or 18.6%. Costs have increased to support the growing business. In response to the change in customer demand to a more flexible delivery model, the training business has successfully managed a shift from fixed to flexible infrastructures by consolidating training facilities and ceasing operations in certain geographic locations. Revenue growth in all areas but traditional classroom training has helped drive an increase in profitability.
        Training segment contribution increased by 35.5% from €97.6 million in 2004 to €132.2 million in 2005. The training segment profitability increased by 3.0 percentage points. This is primarily due to the growth of revenue streams with a lower cost of delivery, combined with the continued drive to flexibility in the core delivery model in response to customer demands.
2004 Compared with 2003
Total Revenue.
        Total revenue increased from €7,024.6 million for 2003 to €7,514.5 million in 2004, representing an increase of €489.9 million or 7.0%. At constant currencies, total revenues increased by 10%. Compared to 2003, while services revenues also increased moderately, the overall growth in 2004 was primarily driven by product revenues. Both software and maintenance revenues grew by 9.9% compared to 2003. This growth was in line with what we expected at the beginning of 2004, when we stated that our target was to increase software revenue by 10% compared to 2003. We were able to increase our revenues in accordance with our guidance despite the continued rise of the euro exchange rate compared to other major currencies in 2004.
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
        For a summary of software revenue by solution in 2004, see “Item 4. Information about SAP — Description of the Business — Software Revenue by Solution.” Based on orders received versus revenue recognized, the installed customer base accounted for 76% of SAP’s 2004 signed software contracts, with the remaining 24% coming from new customers (74% from installed customer base and 26% from new customers in 2003). As already seen in 2003, we continued to experience an industry-wide trend away from a lower volume of very large contracts to a higher volume of smaller contracts in 2004. In the small and midsize enterprise segment, we achieved above-average software revenue growth and strengthened our market position in 2004. On the basis of orders received, 31% of software revenue was from small and midsize enterprises, compared to 28% of our software revenue in 2003.
        Maintenance revenue increased from €2,568.8 million in 2003 to €2,823.2 million in 2004, representing an increase of €254.4 million or 9.9%. On a constant currency basis, maintenance revenue grew by 13.3% from 2003 to 2004. With our growing installed customer base, this change in maintenance revenue was primarily due to the growth of software sales throughout 2003 and by the additional software contracts closed during 2004. Accordingly maintenance revenues continued to increase constantly on a rolling four quarter basis. As a significant portion of our software sales are finalized in the last quarter of the year, the trend showing increases in the respective maintenance revenue that follows in subsequent quarters is expected to continue. The biggest contributor to the increase in maintenance revenues based on volume came from the sales region EMEA in 2004. The EMEA region was the biggest contributor to software sales group wide and in addition, this region had lower foreign currency translation effects compared to other regions.
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
        Training revenue increased from €299.3 million in 2003 to €302.4 million in 2004, or 1.0%. At constant currencies, training revenues increased by 4.3%. As in 2003 there was a continuing trend noted in the customers’ demand behavior. Customers continued to restrict their spending on employee training courses and structurally, there was a continued shift in our customers’ demand away from traditional classroom training at our regional offices to requesting more customer specific on-site training and e-learning.
Total Operating Expenses.
        Total operating expenses increased from €5,300.6 million in 2003 to €5,496.1 million in 2004, representing an increase of €195.5 million or 3.7%. On a constant currency basis the increase in total operating expenses was €350.8 or 6.6%, which means that foreign currency translation effects from the strengthening value of the euro during 2004 positively impacted our total operating expenses by €155.3 million, compared to a negative impact of €235.8 million on total revenues. In addition, our continued cost management measures throughout 2004 also contributed to the modest overall increase in total operating expenses compared to stronger revenue growth. We believe the increase was mainly attributable to the following:

•	We intentionally increased our sales and marketing expenses in 2004 to support our revenue growth targets. Sales and marketing costs increased by €112.7 million, or 8.0% compared to 2003.

•	Additional use of third parties: In 2004, we significantly expanded the use of third parties in our consulting and research and development departments on an interim basis to support our own resources with an associated increased cost of €33.3 million compared to 2003.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €2,936.6 million in 2003 to €2,968.0 million in 2004, or 1.1%. This moderate increase in personnel expenses was achieved even though the overall headcount increased from 29,610 full-time equivalents as per December 31, 2003, to 32,205 full-time equivalents as per December 31, 2004, an increase of 7.3%. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in low cost locations. The share of resources in low cost locations increased from 4.9% in 2003 to 8.2% in 2004.

•	The rise in the headcount and overall increase in business activity during 2004 resulted in higher travel expenses compared to 2003.
        As a result of the strong revenue growth and the modest increase in total operating expenses, operating income increased from €1,724.0 million in 2003 to €2,018.4 million in 2004, or 17.1%. Operating margin increased from 24.5% in 2003 to 26.9% in 2004.
Pro Forma Operating Income.
        We have provided guidance and related information in 2004 and 2003 using pro forma operating income on a consolidated basis. We use this information internally and believe this pro forma measure provides meaningful information to our investors because we exclude acquisition related charges and settlements of stock-based compensation plans to focus attention on the financial performance of our core operations. As discussed above, effective with the second quarter of 2005, we treat the amortization of all purchased intellectual property rights and related intangibles as acquisition-related charges, whether purchased in stand-alone transactions or as part of the acquisition of a business. Previously, we treated the amortization of intangibles as acquisition-related charges only if the intangibles had been acquired in the context of the purchase of a business. The change in definition had no material effect on previously published pro-forma figures. For purposes of our pro forma operating income, we also exclude stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. This pro forma information is not prepared in accordance with U.S. GAAP and should not be considered a substitute for the historical financial information presented in accordance with U.S. GAAP. The pro forma measures used by us may be different from pro forma measures used by other companies.
        At the beginning of 2004 our target was to improve our pro forma operating margin (excluding expenses for stock-based compensation and acquisition-related charges) from the 27% achieved in 2003 by approximately 1 percentage point.
        We were able to reach this target in 2004 and the pro forma operating margin increased by 1 percentage point to 28%. Pro forma operating income (excluding expenses for stock-based compensation and acquisition-related charges) increased from €1,879.6 million in 2003 to €2,086.1 million in 2004. Pro forma operating expenses (excluding expenses for stock-based and acquisition-related charges) in 2004 increased by 5.5% to €5,428.4 million.

        A reconciliation from U.S. GAAP operating income to pro forma operating income is as follows:

	2004	2003

	(in millions of €)
U.S. GAAP Operating income	2,018	1,724
Acquisition-related charges	30	26

LTI 2000 Plan/ STAR Plan	37	125
Settlement of stock-based compensation plans in the context of mergers and acquisitions	1	5

Total stock-based compensation	38	130

Pro forma operating income excluding stock-based compensation and acquisition-related charges	2,086	1,880

Detail of Operating Expenses.
        Cost of Product. Cost of product consists primarily of:

•	customer support costs which include 24x7 message handling, services for upgrades, SAP EarlyWatch services, SAP GoingLive services and premium maintenance services (SAP Safeguarding services, SAP Empowering services and SAP MaxAttention support option) — delivered by the SAP Active Global Support organization;

•	license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers; and

•	costs of developing custom solutions that address customers’ unique business requirements.
        Cost of product decreased from €962.8 million in 2003 to €916.3 million in 2004, or 4.8%. As a percentage of product revenue, cost of product decreased from 20.4% in 2003 to 17.7% in 2004.
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
        Cost of Services. Cost of services consists primarily of consulting and training personnel expenses as well as expenses for third-party consulting and training resources. Cost of services increased from €1,694.1 million in 2003 to €1,783.5 million in 2004 or 5.3%. As a percentage of service revenue, cost of services increased to 78.5% in 2004 compared to 75.2% in 2003.
        One main reason for this increase was that we substantially increased the interim use of third-party resources reflected in third-party costs increasing by €33.3 million compared to 2003. Furthermore, the growth in consulting headcount by approximately 7% resulted in increased personnel expenses of €17.3 million or 1.5%. These newly employed consultants not yet being fully productive for the full year also negatively impacted the service profitability. Both the increase in third-party resources and headcount were a reflection of stronger internal support provided by our service organization to support other internal projects such as sales and ramp-up of products.
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
        Research and development expenses increased from €872.2 million in 2003 to €908.0 million in 2004, or 4.1%. As a percentage of total revenue, research and development expenses decreased from 13.7% in 2003 to 12.2% in 2004.
        Overall, the number of research and development employees increased from 8,854 full-time equivalents in 2003 to 9,882 full-time equivalents in 2004, representing an increase of 11.6%. Due to an increased share of resources in low cost locations personnel expenses were kept nearly constant. The share of employees working in the research and development department as part of the total number of employees increased to 30.7% for 2004 from 29.9% for 2003. As in all other areas, foreign currency translation effects had a positive effect on the overall increase in research and development expenses.
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
        Overall employees in sales and marketing increased from 5,170 full-time equivalents in 2003 to 5,583 full-time equivalents in 2004, or 8.0%, and total personnel expenses increased accordingly from €660.1 million in 2003 to €699.1 million in 2004, or 5.9%. We also continued to increase variable parts of salaries in 2004.
        General and Administrative. General and administrative expenses increased from €354.0 million in 2003 to €366.4 million in 2004. This represented an increase of 3.5% or approximately 6% on a constant currency basis. The increase was mainly driven by an increase in travel expenses and the interim use of third-party services. As percentage of total revenue, general and administrative expenses slightly decreased from 5.0% in 2003 to 4.9% in 2004.
        Other Operating Income/ Expenses, Net. Other operating income/expenses, net, reversed from a net operating expense of €6.5 million in 2003 to a net operating income of €1.8 million in 2004. The primary reason was the significant reduction in the amount of restructuring costs for unused lease space and severance payments for exit activities from €20.5 million in 2003 to €9.6 million in 2004.
        The 2004 restructuring activities particularly included organizational changes in some foreign subsidiaries, such as replacement of management and sales personnel mainly in the EMEA region, and the Nordic countries in particular. See Note 24 to our consolidated financial statements in “Item 18. Financial Statements” for discussion regarding the expenses incurred in connection with our exit activities, which include contract termination and similar restructuring costs for unused lease space as well as severance payments.
        Customer credit loss risks based on aging of receivables are classified as general bad debt expense as a component of other operating expense, net. For the year ended December 31, 2004, €1.8 million was recorded as other operating expense. For the years ended December 31, 2003, and 2002, €5.4 million and €5.3 million were recorded as other operating income, respectively, due to our decreased days sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services).

Financial Income/ Expense, Net.
        Financial income/expense, net is comprised primarily of income/(losses) from equity method investments, gains/(losses) on sales of equity investments securities and net interest income. Financial income/expense, net improved from financial income of €16.3 million in 2003 to net financial income of €41.0 million in 2004, an increase of €24.7 million. The increase mainly resulted from higher net interest income, which went up from €43.4 million in 2003 to €56.3 million in 2004. This improvement was related to the increase in liquid assets resulting from the higher cash flows generated from our operations in 2004. Further contributing to the overall increase were the gains on sales of equity securities, which went up from €2.2 million in 2003 to €14.0 million in 2004.
Income Taxes.
        Our effective income tax rate decreased from 39.0% for 2003 to 36.5% in 2004. This decrease was primarily due to the impact of tax exempted income and fewer non-tax deductible losses on investments than in the year 2003. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements.”
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
Segment Discussion.
        As described in Note 32 in “Item 18. Financial Statements,” we have three operating segments: product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes, revenue is generally allocated to the segment that is responsible for the related transactions, regardless of the nature of the sales transaction. The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Depreciation and amortization of long-lived assets as well as other facility and IT-related expenses are allocated to each operating segment based on headcount or facility space occupied.
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

        As discussed in Note 32 in “Item 18. Financial Statements,” through December 31, 2003, we accounted for internal sales and transfers between segments either on a cost basis or at estimated market prices, depending on the type of service provided. Effective January 1, 2004, in order to best manage the utilization of our internal resources, we started recording all internal sales and transfers based on fully loaded cost rates. We adjusted the management reporting of internal revenues such that internal sales and transfers are now reported as a cost reduction rather than internal revenues. This change in segment measures resulted in lower revenues and costs for the operating segments. Due to the high volume of intercompany activity between certain group entities (mainly the German, US, and UK subsidiaries), the change also resulted in higher margins for the segments. We also adopted a new calculation of the segment contribution in 2004 such that acquisition related charges no longer burden a segment’s contribution.
        Although there have been no changes in the composition of operating segments or in reportable operating segments, our original segment disclosures for 2003 have been presented along with revised information that conforms to the current presentation.
        Product segment. The Product segment is primarily engaged in marketing and licensing our software products, performing software development services, and performing maintenance services. Maintenance services include technical support for our products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages. Reflecting internal management responsibilities within our organization, the product segment includes the lines of business sales, marketing and service and support.
        Product segment revenue increased by 10.3% from €4,797.8 million in 2003 to €5,292.9 million in 2004. On a constant currency basis, product segment revenue grew by 13.7%. Approximately 98% of revenues within the product segment were derived from software and maintenance revenue, with the remaining 2% derived from services revenue and other revenue. Software revenue as part of the total product segment revenue increased by 11% from €2,131.3 in 2003 million to €2,361.0 million in 2004. This corresponded to an increase of 14.3% based on constant currencies. Maintenance revenues increased by 10% from €2,565.9 million in 2003 to €2,817.4 million in 2004, an increase of 13.1% based on constant currencies.
        Product segment expenses increased by 10.5% from €1,862.7 million in 2003 to €2,058.1 million in 2004, an increase of 13.5% based on constant currencies. Expenses of the line of business sales accounted for roughly more than half of the entire product segment expenses. Expenses of the line of business marketing accounted for roughly one fourth and expenses of the line of business service and support accounted for roughly one fifth of overall product segment expenses. The increase in sales and marketing expenses resulted mainly from the higher headcount and associated personnel-, travel- and other personnel related expenses as well as additional third-party and marketing expenses. The growth in service and support expenses was driven primarily by the decision to strategically shift the organizational responsibility for the maintenance of mature product releases from the development organization to the service and support teams.
        Product segment contribution increased by 10.2% from €2,935.1 million in 2003 to €3,234.8 million in 2004, or 61.1% of total segment revenue compared to 61.2% of total segment revenue in 2003. On a constant currency basis, product segment contribution increased by 13.8%. While we were able to increase product segment revenues, primarily relating to the U.S. operations, the percentage increase in our product segment expenses was slightly higher, resulting in a slight decrease in product segment contribution as a percentage of total revenue. The proportionally higher increase in segment expenses resulted mainly from the additional expenses incurred in the service and support area.
        Consulting segment. The Consulting segment is primarily engaged in the implementation of our software products.
        Consulting segment revenues increased by 1.4% from €1,884.8 million in 2003 to €1,910.3 million in 2004. In constant currency, revenue increased by 5%. The market in the consulting segment continued to be very competitive in 2004 and our customers and partners remained very price-conscious throughout the year, adversely impacting the revenue growth in the consulting segment. In addition, our focus on growing product revenues also impacted the growth in consulting segment revenues.
        Consulting segment expenses increased by 2.9% from €1,442.4 million in 2003 to €1,484.0 million in 2004. In constant currency, segment expenses increased by 6%. In markets with strong growth, such as the Americas region, more consultants were hired and more third-party services were engaged. The main contributing factor to the higher segment expenses was the increased headcount with the related increase in personnel and travel expenses.
        Consulting segment contribution decreased by 3.6% from €442.4 million in 2003 to €426.3 million in 2004. In constant currency, the segment contribution decreased by 1%. The consulting segment profitability was reduced by 1.2 percentage points. Consultants had been more engaged in supporting the product segment, ramping up new products and supporting the sales cycle. The newly employed consultants not yet being fully productive for the full year also negatively impacted the consulting segment profitability.
        Training segment. The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner specific training, end-user training as well as e-learning.
        Training segment revenues were €306.6 million in 2004, which represented a slight decrease from 2003 (€316.1 million). On a constant currency basis, training segment revenues would have been €316.8 million. Even though our customers continued to restrict their spending on employee training courses during the year, training segment revenues declined only modestly in 2004 due to an overall stabilization of the IT training market and our ability to effectively execute on a more flexible service portfolio. This process began in 2003 and was tailored to meet individual customer needs rather than standardized courses. As a result, there had been a continued decrease in traditional classroom training which was partially offset by additional customer specific, end-user training and e-learning.
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
        Training segment contribution increased by 3.5% from €94.3 million in 2003 to €97.6 million in 2004. The training segment profitability increased by 2.0 percentage points. This was due primarily to the fact that the cost reduction of our training segment effectively met the customer demand shift from classroom training to customized training.
OUTLOOK 2006
Forecast for the Global Economy
        The IMF and the OECD do not expect that the economic climate in 2006 will be much different than it was 2005. Overall, they believe recovery in the global economy will not be stronger than in 2005. According to the IMF’s forecast for 2006, global GDP — the total value of all goods and services — will grow 4.3%. Increased commodity prices and continuing subdued demand on the domestic market will hold back progress, especially in the industrialized countries of Europe. It expects growth to slow in the United States and Japan.
        The OECD believes that, compared to many other markets, U.S. growth will still be relatively strong at 3.5%. The IMF expects growth to remain strong in Asia in 2006 — notably in China (where it foresees 8.2% growth) and India (6.3%). It expects the Japanese economy to expand 2.0% in 2006 and again in 2007. Growth is expected to accelerate in the euro zone. The OECD forecasts GDP will increase 2.1% in the euro zone — up from 1.4% in 2005. It expects a 2.2% expansion of the euro zone economy in 2007. For Germany, the OECD forecasts GDP growth will accelerate to 1.8% in 2006.
        The primary risks to the global economy that the IMF and the OECD identify are further rises in oil prices, deterioration in the U.S. balance of payments, or sudden changes of major trading nations’ currency policy. International economic activity could also be severely impacted by major increases in long-term interest rates or a reversal of the current temperate trends in the financial and property markets. The OECD believes these risks could be contained if world trade were further opened up and there were progress in the agricultural policy reform negotiations, which would both stimulate more worldwide economic activity.
Forecast for the IT Industry
        The generally healthy climate for business in 2006 should help the IT market. IT market intelligence provider IDC estimates that in 2006 the global IT market will expand 5.5% and that the applications segment of that market will do even better, growing 5.9%. Gartner defines the IT market slightly differently — its 2006 growth forecast of approximately 4% reflects an anticipated hesitancy in the hardware and IT services segments. Red Herring, a U.S. magazine covering the IT market, foresees sustained pressure on prices in 2006, especially affecting the major vendors. Nonetheless, Gartner expects the applications market to expand 8% worldwide in 2006. That increase could be generated by products such as Microsoft and SAP’s shared Mendocino development, Red Herring suggests.
        Gartner forecasts that SMEs will spend some 7% more on IT in 2006 than in 2005, reasoning that companies will look to advanced IT support for their business processes for the edge in an ever fiercer competitive environment worldwide. Thus, many of them will modernize their systems and applications, Gartner believes.
        In IDC’s assessment, the SME market that SAP can address comprises some 64,000 companies with a headcount of 1,000 to 2,500 and 1.2 million companies with a headcount in the range 100 to 1,000. Citigroup estimates that SAP’s share of the SME segment is some 10%, which already makes it the leader, ahead of Intuit, Microsoft, Sage, and Oracle.
        Gartner expects SMEs to concentrate their IT investment on security, Internet business processes, and expanding their ERP systems. It believes larger companies in the SME spectrum (with 500 or more employees) will spend significantly on ERP. These are precisely the companies that are feeling the impact of more demanding compliance requirements such as those under the U.S. Sarbanes-Oxley Act. Gartner predicts they will also tend to invest in document management and CRM systems.
        The U.S. IT market is SAP’s single most important source of revenue, and here IDC estimates 5.0% growth in 2006 (2005: 4.9%). Gartner’s corresponding estimate is similar. Despite the rather subdued outlook for the western European economy as a whole, IDC believes the IT market in the region will grow slightly faster than in the United States. Gartner, on the other hand, expects the western European IT market to grow more slowly. In the Asia-Pacific region, IDC predicts that the IT market will expand 5% in 2006, while Gartner projects 4.4% growth.
        BITKOM estimates that growth of the German IT market in 2006 will comfortably exceed 3%. It bases its forecast on the results of its quarterly membership surveys. In IDC’s view, the growth rate for the entire German IT market will grow from 2.7% in 2005 to 4.8% in 2006.
        Red Herring warns that the practice of sourcing enterprise application software as Internet services rather than by buying licenses could be unhelpful to the major vendors. The practice was first observed in 2004, and is expected to reach significant proportions in 2006. IDC predicts that Internet providers of software as services will see their revenue grow 15% in 2006.

Forecast for SAP
Operational goals for 2006: profitable growth
        In 2006, we aim to post double-digit software and product revenue growth for the third year in a row and thus further strengthen our segment share. At the same time, we plan to continue to align our operations to volume business to increase the proportion of our revenue derived from SME customers. We also plan to continue to invest in research and development to drive forward development of a business process platform and bring strategic new products to market. At the beginning of the year, we published the following outlook for fiscal year 2006:

•	To provide additional transparency, we are providing for the first time an outlook for product revenues, which is comprised of software and maintenance revenues. We expect full-year 2006 product revenues to increase in the range of 13% to 15% compared to 2005. This growth rate is based on our expectation for full-year 2006 software revenue growth in the range of 15% to 17% compared to 2005. As in 2005, the growth is expected to be driven by the Americas and Asia-Pacific. Low single-digit revenue growth in Germany is likely, while high single-digit growth is expected for the rest of the EMEA region. Consulting and training revenues are expected to grow more slowly than product revenue.

•	We expect the full-year 2006 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in the range of 0.5 to 1.0 percentage points compared to 2005.

•	We expect full-year 2006 pro-forma earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €5.80 to €6.00 per share.
        As in previous years, the major portion of the planned investment is earmarked for new hires, who would be taken on as needed to meet the actual requirements of business. If the year unfolds as planned, some 3,500 full-time equivalents would be added to the total headcount. The regional breakdown of headcount growth is planned to be similar to that of 2005. A significant proportion of the new jobs is expected to be located in India and China, while some 20% of the increase is expected in Germany.
        This outlook assumes that:

•	The economy is stable.

•	The buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter.

•	The average U.S. dollar to euro exchange rate is $1.23 per €1.00.

•	The effective group tax rate is 34.5%, which takes in account among other things an anticipated favorable effect of the municipal trade tax rate change enacted in January 2006 for the City of Walldorf, Germany, where our corporate headquarters is located.

•	In 2006, SAP intends to continue seeking opportunities to step up stock repurchasing from the 2005 previous level. The outlook for pro-forma EPS is based on 307 million shares.
        The stated revenue, income, and margin targets of SAP for fiscal year 2006 are subject to a number of risks, over which we may have no influence or only limited influence. This outlook should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”

Prospects through 2010
        In the medium term, we expect further advances and continuing revenue growth. The ESA road map is planned for completion in 2007, which means that the SAP NetWeaver platform will have evolved into a business process platform, which we plan to make widely available to other software companies for their developments, and that the mySAP Business Suite applications and mySAP All-in-One partner solutions will be fully based on the business process platform. We expect this to open up new ways for us to approach the market. At the same time, we want to strengthen our position in the SME segment and offer new strategic products, enabling us to tap into new markets. Currently, we estimate the size, in terms of product revenue volume, of the segments in which we operate to be approximately U.S.$30 billion. As we expand into new markets, we predict the size of the overall segments in which we operate to reach approximately U.S.$70 billion by 2010. We want to translate this potential into additional revenue growth. By 2010, we aim to earn around half of our software revenue with new, as yet unavailable, products, increase the number of customers to approximately 100,000, and receive 40% to 45% of our orders from customers in the SME segment.
        The expected revenue growth, combined with productivity increases in all business processes, should lead to further margin improvements. Therefore, we expect our 2007 pro-forma operating margin to be over 30%.
FOREIGN CURRENCY EXCHANGE RATE EXPOSURE
        Although our reporting currency is the euro, a significant portion of our business is nevertheless conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where foreign currency exchange rate exposure is considered high, some sales may be denominated in euro or U.S. dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is generally the local currency. Therefore, movements in the foreign currency exchange rates between the euro, and the respective local currencies to which our subsidiaries in countries that do not participate in the EMU are exposed, may materially affect our consolidated financial position, results of operations and cash flows. In general, appreciation of the euro relative to another currency has a negative effect on our results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect our revenue, operating results and net income. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar and the Australian dollar. We enter into derivative instruments, primarily foreign exchange forward contracts, to protect our anticipated cash flows from foreign subsidiaries from the effects of foreign currency exchange fluctuations. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” and Note 31 in “Item 18. Financial Statements.”
        Approximately 63% of our consolidated revenue in 2005 and approximately 60% in 2004 was attributable to operations in non-EMU participating countries and such revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had positive effects on our consolidated revenue of €111 million, income before income taxes of €21 million and net income of €23 million for 2005, and had negative impacts on our consolidated revenue of €(236) million, income before income taxes of €(56) million and net income of €(43) million for 2004. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”
        The impact of foreign currency exchange rate fluctuations discussed in the preceding paragraph is calculated by translating current period figures in local currency to euros at the monthly average exchange rate for the corresponding month in the prior year. Throughout this Annual Report on Form 20-F, we discuss our financial performance without the effect of foreign currency fluctuations on a “constant currency basis,” which is calculated in the same manner.
CRITICAL ACCOUNTING POLICIES
        Our consolidated financial statements are prepared based on the accounting policies described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that could have a significant impact on our future and current consolidated results of operations and financial position:

•	Revenue recognition

•	Valuation of accounts receivable

•	Accounting for stock-based compensation

•	Accounting for income taxes and other income tax related judgments

•	Realizability of strategic and venture capital investments
        Please refer to Note 3 to our consolidated financial statements in “Item 18. Financial Statements” for further discussion of our accounting policies.
Revenue Recognition
        Substantially all of our revenues are derived from the sale or the license of our software products and the sale of maintenance, consulting, development, training, and other services. Our standard license agreement provides a perpetual license to use our products based on the number of licensed users. We may license our software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, development, training, or other services in conjunction with the software license.
        We recognize revenue pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, Software Revenue Recognition (“SOP 97-2”), as amended by SOP 98-9, Software Revenue Recognition With Respect to Certain Transactions; SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts; the SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition; Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”); EITF 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software; and other authoritative accounting guidance.
        We recognize revenue using the residual method when SAP-specific objective evidence of fair value exists for all of the undelivered elements (for example, maintenance, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. We defer revenue for the undelivered elements (for example, maintenance, consulting, or other services) and recognize the residual amount of the arrangement fee attributable to the delivered element (for example, software), if any, when the basic criteria in SOP 97-2 have been met. If an undelivered element is not sold separately and management has not yet established a price for the undelivered element that will not change before the element is sold separately, revenues for all elements are deferred until the delivery criteria have been satisfied.

        Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, revenue is recognized when all of the following four criteria have been met:
        1. Persuasive evidence of an arrangement exists
        2. Delivery has occurred
        3. The fee is fixed or determinable, and
        4. Collectibility is probable.
        If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, we defer revenue until the earlier of customer acceptance or when the acceptance rights lapse.
        We occasionally license software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenues for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented in this Annual Report on Form 20-F.
        If an arrangement includes the right to undelivered unspecified additional software products, the entire arrangement is accounted for as a subscription. Revenue from the arrangement is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented in this Annual Report on Form 20-F.
        We recognize revenue from resellers upon evidence of sell-through to the end customer. If we become aware that a reseller has granted contingent rights to an end-customer, we defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
        In multiple-element arrangements involving software and consulting, training, or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.
        Maintenance revenues are recognized over the term of the maintenance contract. Our initial maintenance term is generally in the range of one to three years, renewable by the customer on an annual basis thereafter. The maintenance fee, including the fee for subsequent renewals, is typically established based on a specified percentage of the license fee paid by the customer. Our customers typically prepay maintenance for periods of three to twelve months. Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, we cease recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses and subscriptions, we allocate a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.
        Consulting, training and other service revenues are recognized as the respective services are performed, generally on a time-and-materials basis. Consulting revenues attributed to fixed-price arrangements are recognized using the proportional performance method, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of our software products and do not typically involve significant production, modification, or customization of the software. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.
        Revenues for arrangements that involve significant production, modification, or customization of the software and those in which services are not available from third-party vendors and therefore deemed essential, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example maintenance, hosting) such elements are accounted for separately provided that the elements have stand-alone value and SAP-specific objective evidence of fair value exists. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the unit delivering the services.
        We periodically enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based upon the percentage of completion method. Beginning in 2005, we classify the development costs associated with these arrangements as cost of product. See Note 8 to our consolidated financial statements in “Item 18. Financial Statements” for more information.
        Hosting services are recognized ratably over the term of hosting contract. Revenues from hosting services were not material in any of the periods presented in this Annual Report on Form 20-F.
        The assumptions, risks, and uncertainties inherent with the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.
        We account for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.
        We believe that our accounting estimates used in applying our revenue recognition policies are critical because:

•	the determination that it is probable that the customer will pay for the products and services purchased is inherently judgmental;

•	the allocation of proceeds to certain elements in multiple-element arrangements is complex;

•	the determination of whether a service is essential to the functionality of the software is complex;

•	establishing company-specific fair values of elements in multiple-element arrangements requires adjustments from time-to-time to reflect recent prices charged when each element is sold separately; and

•	the determination of the stage of completion for certain consulting and development arrangements is complex.
        Changes in the aforementioned items could have a material effect on the type and timing of revenue recognized. There have been no significant changes in our accounting estimates related to our revenue recognition policies that had a material impact on the amount of our reported revenue, results of operations or our financial position in 2005 and 2004.
        Historically, SAP-specific objective evidence of fair value for certain undelivered elements in multiple-element arrangements has been determined on an enterprise-wide or country-wide basis, depending on the nature of the undelivered element. As economic conditions change in certain geographic locations in which we operate, we may need to modify our business practices in individual locations or worldwide, and future SAP-specific objective evidence of fair value of such undelivered elements may deviate from historical fair values. Consequently, the percentages and the amounts of the different types of revenue recognized in the future for multiple-element arrangements involving software could differ significantly from historical trends and could materially impact our reported revenues, results of operations and financial position in the future.
Valuation of Accounts Receivable
        Accounts receivable are recorded at the invoiced amount and do not bear interest. Total accounts receivable at December 31, 2005 and 2004 were €2,251.0 million and €1,929.1 million, respectively, which were net of an allowance for bad debts of €72.9 million in 2005 and €63.4 million in 2004. Included in accounts receivable are unbilled receivables related to costs and estimated earnings in excess of billings on uncompleted fixed fee consulting arrangements of €34.6 million and €43.0 million at December 31, 2005 and 2004, respectively. The allowance for doubtful accounts represents our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.
        Total provisions for allowances for doubtful accounts charged to earnings approximated net €12.4 million, €1.7 million and €7.0 million during 2005, 2004, and 2003, respectively. The amount charged to earnings in 2004 was low compared to other years on average mainly due to successful collection of receivables previously reserved for. A factor contributing to the increase in the amount charged in 2005 was an increase in revenues in general. Specific customer credit loss risks are charged to the respective functional cost category of product or cost of service sold. Customer credit loss risks based on aging of the receivables are classified as general bad debt expense, which is included in “Other operating income/expense, net” as disclosed in Note 7 in “Item 18. Financial Statements.”
        Charges for credit loss risks were as follows:

	2005	2004	2003

	€ (mio)	€ (mio)	€ (mio)
Specific customer credit loss risks	9.0	0.0	12.4
Customer credit loss risks based on aging of the receivables	3.4	1.7	(5.4)

Total provisions for allowances for doubtful accounts charged to earnings	12.4	1.7	7.0

        Accounts receivable written-off against the allowance for doubtful accounts approximated €8.1 million, €7.7 million and €22.9 million during 2005, 2004, and 2003, respectively.
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
Accounting for Stock-Based Compensation
        As further explained in Note 22 to our consolidated financial statements in “Item 18. Financial Statements,” we have several stock-based compensation plans. Through December 31, 2005, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles

Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense is recorded only if on the date of grant the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.
        SFAS 123 Accounting for Stock-Based Compensation (“SFAS 123”) and SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123, as currently effective at December 31, 2005. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in 2005, 2004, and 2003.
Net Income

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
As reported	1,496,407	1,310,521	1,077,063
Add: Expense for stock-based compensation, net of tax according to APB 25	31,130	23,445	85,700
Deduct: Expense for stock-based compensation, net of tax according to FAS 123	138,468	181,323	205,109

Pro forma	1,389,069	1,152,643	957,654

Earnings Per Share

	2005	2004	2003

	€	€	€
Basic — as reported	4.83	4.22	3.47
Diluted — as reported	4.81	4.20	3.46
Basic — pro forma	4.48	3.71	3.08
Diluted — pro forma	4.48	3.70	3.08
        We use the Black-Scholes valuation model to estimate the fair value of our stock options. As described in Note 22 to our consolidated financial statements in “Item 18. Financial Statements,” this valuation model requires that we use a number of assumptions, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). Expected future stock price volatility is estimated based upon historical stock price movements over the most recent period equal to the expected option life. Expected option life is based on the vesting period, the expected volatility of the underlying stock and on actual exercise activity related to previous option grants. Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of most options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price the higher the option value. In accordance with fixed-plan accounting under APB 25, changes in the option value after the grant date do not impact compensation expense.
        We intend to continue using stock-based compensation awards to attract and retain senior managers and select employees. As discussed in Note 3 in “Item 18. Financial Statements,” the adoption of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), requires that stock-based awards be accounted for at fair value, rather than intrinsic value. We adopted SFAS 123R beginning January 1, 2006 using the modified version of prospective application. We expect the adoption of SFAS 123R will result in a reduction of our earnings and could result in dilution to our shareholders, and such adverse effect could be material. Also, the determination of the fair value of awards granted involves making certain assumptions. The above presented pro forma effects on reported net income as if the fair-value-based method was used to recognize compensation expense on equity-classified awards are not necessarily indicative of the impact the adoption of SFAS 123R will have on our future reported net income. The table above does not reflect the measurement of liability-classified awards at fair value and does not reflect the impact of estimating forfeitures of awards granted, both of which will be required under SFAS 123R. We are currently evaluating the expected share-based compensation expense for the year ended December 31, 2006.
        For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. The fair value of awards granted under our SOP 2002 in 2005 was calculated based on an expected volatility of 24%. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model and, consequently, the required pro forma information reported in our consolidated financial statements.
        The trading prices of our ordinary shares have experienced and may continue to experience significant volatility. The following table shows the income statement effect of certain assumed changes in the volatility covering all significant equity-award grants as of December 31, 2005, on the pro forma net income of €1,389 million as disclosed in Note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

Assumed change in volatility in percentage-points	–10%	–5%	+5%	+10%

	(in millions of €)
Effect on pro forma net income for volatility assumption change	23	12	(10)	(21)
Pro forma net income using revised volatility assumption	1,412	1,401	1,379	1,368
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
        We had net deferred tax assets related to activities in various countries approximating €156.2 million and €141.4 million at December 31, 2005 and 2004, respectively, which are net of a valuation allowance of approximately €6.9 million and €1.4 million, respectively. We record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that we believe will more likely than not be realized. The valuation allowance increased in 2005 by €5.5 million and decreased in 2004 by €0.1 million. The increase in valuation allowance for 2005 was primarily attributed to a change in assessment of the realizability of net operating loss carryforwards. At December 31, 2005, we have net operating loss carryforwards in certain foreign tax jurisdictions of approximately €52.7 million that may be used to offset future taxable income in those jurisdictions. Of this amount, €21.1 million predominantly relates to state net operating loss carry forwards in the United States which will expire if not used in varying amounts over the next twenty years. Further, approximately €14.1 million of net operating loss carryforwards are available in other foreign tax jurisdictions which will expire if not used in varying amounts over the next three to seven years. The remaining net operating loss carryforwards currently have no expiration period for usage. The carrying values and realization of our net deferred tax assets are principally dependent upon:

•	our ability to generate future taxable income;

•	management’s interpretation of applicable tax laws;

•	management’s assumptions and judgments regarding the use of tax planning strategies in certain tax jurisdictions; and

•	assumptions about whether our results of future operations will generate sufficient taxable income to utilize our remaining net deferred tax assets.
We believe that our estimates pertaining to our accounting for income taxes are critical because:

•	our judgments regarding future taxable income are based upon expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our assumptions could require that we reduce the carrying value of our net deferred tax assets; and

•	our use of different estimates, assumptions and judgments in connection with tax planning strategies and tax uncertainties could result in materially different carrying values of our income tax asset and liability amounts and therefore could adversely impact our recorded income tax amounts.
        As of December 31, 2005, we have cumulative undistributed earnings from certain foreign subsidiaries of approximately €2,371 million that are currently deemed to be permanently reinvested. A change in economic or other circumstances could impact our decision to repatriate some or all of these undistributed earnings which would result in the recognition of additional income tax liabilities.
        Changes in any of the aforementioned items could have a material impact on our financial position and results of operations. There were no significant changes in estimates about our ability to realize our deferred tax assets nor have we made any significant changes to our plans about whether to permanently reinvest undistributed earnings of foreign subsidiaries that had a material impact on our consolidated financial condition or results of operations during 2005 and 2004.
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
        The carrying value of our venture capital investments at December 31, 2005 was €52.7 million (2004: €44.8 million). Although not significant in 2005, impairments and other charges related to our investments have had in the past, and could again have in the future, a material impact on our financial position and results of operations. In 2005, 2004, and 2003, we recognized impairment charges relating to our venture capital investments of €4.0 million, €5.1 million and €15.1 million, respectively.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED
        See Note 3 in our consolidated financial statements in “Item 18. Financial Statements.”
LIQUIDITY AND CAPITAL RESOURCES
        In 2005, as in 2004 and 2003, we have funded most of our growth internally from cash flow provided from operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, and to pay dividends on our shares and reacquire our shares in the open market. Cash and cash equivalents are primarily held in euro and U.S dollars as of December 31, 2005.
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
        As discussed in Note 4 in “Item 18. Financial Statements,” in 2005 we acquired minority shares of SAP Systems Integration AG (SAP SI) utilizing our cash at banks. In order to complement or expand our business in the future, we expect to make further acquisitions of additional businesses, products and technologies, and to enter into joint venture arrangements. These acquisitions or joint venture arrangements may require additional financing. In addition, continued growth in our business may from time to time require additional capital. There can be no assurance that additional capital will be available to us if and when required, or that such additional capital will be available on acceptable terms to us.
        The table below presents our liquid assets for the years ended December 31:

	2005	2004

	€(000)
Cash at banks	455,522	458,909
Cash equivalents	1,608,552	1,046,884

Cash and cash equivalents	2,064,074	1,505,793

Liquid investments with original maturities exceeding 3 months and remaining maturities less than 1 year	910,850	918,272
Liquid investments with remaining maturities exceeding 1 year	238,648	772,477

	3,213,572	3,196,542

        Our holdings of marketable securities as investments increased by €631 million to €643 million (2004: €12 million), of which €433 million were recorded as fixed assets and €210 million as non-fixed assets.
        Total net interest income increased to €89.9 million in 2005 compared to €55.8 million in 2004 and €43.0 million in 2003. The increase is primarily due to higher levels of liquidity and higher interest rates. In addition to foreign currency exposure, we are generally exposed to fluctuations in the interest rates of many of the world’s leading industrialized countries. Our interest income and expense is most sensitive to fluctuations in the level of U.S. and EMU interest rates.
        Liquid assets in the amount of approximately €640 million are held in U.S.$ and approximately €2,075 million are held in euro.

Analysis of Cash Flow Statement
        Operating cash flow for 2005 was €1,607.9 million, representing a 13% decrease from €1,845.3 million in 2004. The decrease is partly due to back tax payments depleting deferred tax reserves. Also, in 2004 cash flow was buoyed by cash generated by the maturing of a forward exchange contract. Further, accounts receivable increased from €1,929.1 million at December 31, 2004 to €2,251.0 million at December 31, 2005, representing an increase of €321.9 million or 17%. Despite the increase in accounts receivable, which is consistent with the overall increase in revenues, we managed to reduce our rolling 12-month average collection period, which is measured in days’ sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services) from 71 days in 2004 to 68 days in 2005 due primarily to our more stringent receivables management processes.
        In 2005, net cash used in investing activities was €583.5 million, a decrease of 22% over 2004. The reduction is mainly due to the fact that substantial amounts of cash were transferred to short-term assets in the prior year. Change in liquid assets with maturities greater than 90 days was €541.2 million cash inflow in 2005 compared to €433.5 million cash outflow in 2004. Also, increasing our holding in SAP SI had led to greater outflows in 2004 than in 2005. Capital expenditures during 2005 for intangible assets and property, plant and equipment were €261.8 million, an increase of €69.1 million from €192.7 million in 2004. This included €240.7 million in property, plant and equipment additions (2004: €172.0 million), mainly a rise in building activity at the company headquarters and additional spending on IT infrastructure and company cars during 2005 to keep pace with the overall growth in employees and business activities.
        Net cash used in financing activities was €554.9 million in 2005, an increase of €166.7 million from the €388.2 million of net cash used in 2004. Dividend payments were €340.4 million and €248.7 million in 2005 and 2004, respectively. Additionally we spent approximately €441.2 million in 2005 to purchase 3,394 thousand of our own ordinary shares (2004: €165.6 million to purchase 1,313 thousand of our own ordinary shares), some of which are held in treasury at December 31, 2005, under our stock buy-back program in order to satisfy subscription rights granted under our various stock-based compensation plans. Also, we spent approximately €13 million in 2005 to purchase 390 thousand ADSs (2004: €9 million to purchase 290 thousand ADSs).
Credit Lines
        As of December 31, 2005, we had outstanding long-term financial debt of €8.9 million and outstanding short-term financial debt of approximately €22.3 million, consisting primarily of amounts borrowed under lines of credit.
        We are currently party to a revolving €1 billion syndicated credit facility agreement with an initial term of 5 years ending November 2009. The use of the facility is not restricted by any financial covenants. Proceeds are for general corporate purposes. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on unused amounts of the available credit.
        We entered into this credit facility to increase our financial flexibility. We did not, however, draw down the facility in 2005, nor do we currently intend to draw down the facility. Consequently, there were no borrowings outstanding under the facility as of December 31, 2005.
        As of December 31, 2005, SAP AG had additional available lines of credit totaling approximately €553.4 million. As of December 31, 2005, there were no borrowings outstanding under these lines of credit. Furthermore, certain of our foreign subsidiaries have lines of credit available that allow them to borrow funds in their respective local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As of December 31, 2005, approximately €217.7 million were available through such arrangements. Total aggregate borrowings under these lines of credit amounted to €24 million as of December 31, 2005.
AUTHORIZED CAPITAL
        We also have available sources of cash through authorized capital as outlined in “Item 10. Additional Information — Share Capital.”
OFF-BALANCE SHEET ARRANGEMENTS
        We have entered into operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. These arrangements are oftentimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual obligations.”
        We have not entered into any transactions, arrangements or other relationships with unconsolidated, variable interest entities. We believe we don’t have other forms of off-balance-sheet arrangements that would require disclosure other than those already disclosed.
Contractual Obligations
        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2005:

Contractual Obligation	Total	2006	2007	2008	2009	2010	thereafter

	€(000)
Off-balance sheet
Operating Leases	687,487	148,738	109,190	91,066	71,556	59,629	207,308
Purchase Commitments	78,783	78,598	140	45	—	—	—
Other Commitments	38,820	23,386	2,031	1,759	1,633	1,603	8,408

On-balance sheet
Bonds	6,927	—	—	—	—	1,686	5,241
Other Liabilities	838,778	749,243	42,723	—	—	—	46,812

Total	1,650,795	999,965	154,084	92,870	73,189	62,918	267,769

        We have operating leases for office facilities for most of our subsidiaries, cars, computer hardware and certain other equipment. Rental expense for operating leases in 2005 was €165 million (2004: €153 million; 2003: €159 million).
        Purchase commitments relate primarily to the construction of facilities, office equipment and car purchase commitments. Other commitments basically comprise food and security services and other facility commitments.
        As described in Note 22 to our consolidated financial statements in “Item 18. Financial Statements,” bonds consist primarily of outstanding convertible bonds related to our LTI 2000 Plan.
        Please refer to Note 25 to our consolidated financial statements in “Item 18. Financial Statements” for a detailed description of our other liabilities.
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
        Our contributions in 2006 to our defined contribution plans are expected to be between €75 million and €85 million, which is within the range of contributions over the last three years.
        Our contributions in 2006 to our defined benefit pension plans are expected to be approximately €2 million for German plans and €7 million for non-German plans, all of which is expected to be paid as cash contributions.
        The benefit obligations and the plan assets as of December 31, 2005 for our defined benefit plans represented increases of €76 million and €57 million, respectively, compared to December 31, 2004. Of the increases, €18 million for the benefit obligations and €21 million for the plan assets were attributable to foreign currency adjustments mainly due to the weaker euro against the U.S. dollar. A significant portion of the benefit obligations is for our foreign pension plans outside of Germany, primarily the U.S. plan which accounts for approximately 53% of total benefit obligations. Another €23 million in the changes in the total benefit obligations is due to actuarial loss.
        For more information, see Note 23 to our consolidated financial statements in “Item 18. Financial Statements.”
Obligations Under Indemnifications and Guarantees
        Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, we have not incurred any material loss as a result of such indemnification and have not recorded any liabilities related to such obligations.
        In addition, we occasionally provide function and/or performance guarantees in routine consulting contracts and/or development arrangements. Based on historical experience and evaluation, we do not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to our own performance, no related liability has been recorded. We also generally provide a six to 12 month warranty on our software. Due to the nature of these warranties, which relate to the performance of our software, we cannot reasonably estimate the maximum exposure to loss resulting from the warranties. Our warranty liability is included in other reserves and accrued liabilities. See Note 24 to our consolidated financial statements in “Item 18. Financial Statements.”
        As of December 31, 2005 and 2004, no guarantees were provided for performance or financial obligations of third parties.
RESEARCH AND DEVELOPMENT
        As discussed in “Item 6. Directors, Senior Management and Employees — Executive Board,” the Executive Board member responsibilities reflect the SAP’s value chain. One of the Board areas, Research & Breakthrough Innovation, includes SAP Research, a group responsible for identifying emerging information technology trends, as well as researching and creating prototypes in strategically important SAP business areas. The fundamental business model of SAP Research is based on co-innovation through collaborative research with both academia and industry.
        The Product & Technology Group, part of another SAP Executive Board area, Product, is responsible for developing and optimizing existing SAP solutions and improving products in development. The group’s mission is to maximize satisfied usage of SAP software.

        SAP Labs is a global research and development organization with operations in nine countries — Bulgaria, Canada, China, France, Hungary, India, Israel, Japan and the U.S. This regional diversification enhances the efficient use of local resources and allows for greater access to industry expertise and customers. SAP Labs focuses on development activities that address the needs of specific industries and geographic regions.
        Research and development expenses for the years ending December 31, 2005, 2004, and 2003 were €1,088.6 million, €908.1 million and €872.2 million, respectively. Research and development expenses as a percentage of revenue were 12.8%, 12.1% and 12.4% for the years ended December 31, 2005, 2004, and 2003, respectively. As of December 31, 2005, 2004 and 2003, the percentage of employees (full-time equivalents) devoted to research and development was 32.4%, 30.7% and 29.9%, respectively.
        We have entered into agreements with a number of leading computer software, technology and hardware suppliers and telecommunications providers to cooperate and enable certain of the products produced by such suppliers to be compatible with our solutions. These arrangements do not involve market or credit risk support on our behalf or by us, nor do they involve the issuance of our securities to provide the third-party suppliers with needed liquid resources. We evaluate the financial strength of the third-party suppliers with which we choose to cooperate, and we do not accept incremental financial risk through guarantees, loans, or other financial commitments.
Areas of Current and Future Research and Development Efforts
        We believe that in the medium term, it is critical to continuously improve our portfolio of innovative products to maintain and reinforce our current leading position as a vendor of business software. We intend to continue investing substantial resources in technological research and development. Research and development activities in 2005 centered on the delivery of software solutions for the enterprise services architecture (ESA) roadmap, and on the on-schedule delivery of mySAP Business Suite solutions and all of the SAP industry solutions based on the SAP NetWeaver platform. Our significant areas of current technological research and development efforts include:

•	enablement of our solutions based on enterprise services architecture;

•	evolution of the SAP NetWeaver platform towards a business process platform;

•	SAP software offerings, including mySAP CRM, mySAP SCM, mySAP ERP, mySAP PLM, mySAP SRM, SAP xApps composite applications, and SAP Business One;

•	continuous innovation of SAP industry solution portfolios;

•	increased focus on solutions targeted for small and midsize enterprises and business users; and

•	new and innovative technologies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
SUPERVISORY BOARD
        The current members of the Supervisory Board of SAP AG, each such member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairperson (2)(3)(5)(7)(8)	62	Chairperson of the Supervisory Board	2003	2007
Pekka Ala-Pietilä(1)(8)	49	Executive Advisor to the CEO of Nokia Corporation	2002	2007
Prof. Dr. Wilhelm Haarmann (1)(3)(5)(9)	55	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2007
Dr. h.c. Hartmut Mehdorn (1)(7)	63	Chairperson of Executive Board, Deutsche Bahn AG	1998	2007
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(1)(6)(8)	64	Professor at Saarland University	2002	2007
Dr. Erhard Schipporeit(11)	57	Member of the Executive Board, E.ON AG	2005	2007
Dr. Dieter Spöri(1)(5)	62	Head of Corporate Representation Federal Affairs, DaimlerChrysler AG	1998	2007
Dr. h.c. Klaus Tschira(1)(4)	65	Managing Director, Klaus Tschira Stiftung gGmbH	1998	2007
Helga Classen, Vice Chairperson(5)(7)(10)	55	Employee, Deputy Data Protection Officer	1993	2007
Willi Burbach(7)(8)(10)	43	Employee, Developer	1993	2007
Bernhard Koller(4)(10)	56	Employee, Manager of Idea Management	1989	2007
Christiane Kuntz-Mayr (5)(8)(10)	43	Employee, Development Manager	2002	2007
Lars Lamadé(6)(10)	34	Employee, Risk Manager Service & Support	2002	2007
Dr. Gerhard Maier(3)(6)(10)	52	Employee, Development Project Manager	1989	2007
Dr. Barbara Schennerlein (5)(10)	49	Employee, Principal Consultant	1998	2007
Stefan Schulz(4)(8)(10)	36	Employee, Development Project Manager	2002	2007

(1)	Elected by SAP AG’s shareholders on May 3, 2002.

(2)	Elected by SAP AG’s shareholders on May 9, 2003.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the General Committee.

(6)	Member of the Finance and Investment Committee.

(7)	Member of the Mediation Committee.

(8)	Member of the Technology Committee.

(9)	Until January 1, 2006, Wilhelm Haarmann practiced as a partner of Haarmann Hemmelrath which served as special German tax counsel to SAP AG and counseled SAP with regard to other legal matters. On January 1, 2006, he joined HAARMANN Partnerschaftsgesellschaft in Frankfurt. Wilhelm Haarmann was determined to be the Audit Committee’s financial expert until July 2005. Please refer to “Item 16A. Audit Committee Financial Expert” for details.

(10)	Elected by SAP AG’s employees on April 9, 2002.

(11)	Elected by SAP AG’s shareholders on May 12, 2005, replacing Dietmar Hopp who resigned from the Supervisory Board on the same day. Member of the Audit Committee, and determined to be the Audit Committee Financial Expert, replacing Wilhelm Haarmann.
        For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and Compensation Committee, please refer to “Item 10. Additional Information — Corporate Governance.”
        The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP AG’s, in Germany and other countries as of December 31, 2005, are set forth in Note 33 to our consolidated financial statements included in “Item 18. Financial Statements.” Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.
        Pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz), in 2002 SAP AG was required to increase the number of members on the Supervisory Board from twelve to sixteen, comprised of eight representatives of the shareholders and eight representatives of the employees. German law required this increase since the number of employees of SAP AG and its group companies exceeded 10,000 employees in Germany in 2001. This increase was reflected in an amendment to SAP’s Articles of Incorporation, which was approved at the Annual General Shareholders’ Meeting on May 3, 2002. Of the eight employee representatives, two must be nominated by the trade unions. The elected employees must be at least 18 years of age and must have been in the employment of SAP AG or one of its German subsidiaries for at least one year. They must also fulfill the other qualifications for election codified in Section 8 of the German Works Council Constitution Act. These qualifications include, among other things, not having been declared ineligible or debarred from holding public office by a court.

EXECUTIVE BOARD
        The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Prof. Dr. Henning Kagermann, CEO	1991	2007
Dr. Peter Zencke	1993	2008
Prof. Dr. Claus Heinrich	1996	2010
Gerhard Oswald	1996	2010
Dr. Werner Brandt	2001	2009
Shai Agassi	2002	2010
Léo Apotheker	2002	2010
        In March 2005, we adopted a new form of organization designed to better implement our strategy and achieve goals. The Executive Board members’ responsibilities are now aligned along SAP’s value chain, spanning innovation, research and development, production, services, marketing, training, consulting and sales.
        A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:
        Henning Kagermann, CEO (Vorstandssprecher), 58 years old, physics graduate. Henning Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-CEO in 1998. In May 2003 he became sole CEO of the Executive Board. He has overall responsibility for SAP’s strategy and business development, and is further responsible for corporate communications, global intellectual property, internal audit and top talent management.
        Shai Agassi, 37 years old, computer science graduate and software entrepreneur. Shai Agassi joined SAP in 2001 as CEO of SAP Portals and became a member of the Executive Board in 2002. Prior to joining SAP, Shai Agassi founded a number of software companies in Israel between 1990 and 1994, and served in various positions in those companies. He moved one of these companies to California and renamed it TopTier Software, Inc., where he served as Chairperson, CTO and eventually CEO. TopTier was acquired by SAP in 2001, after which Shai Agassi became the CEO of SAP Portals, at that time a fully owned subsidiary of SAP. He is responsible for product development, the technology platform, the industry solutions, the partner network, and product and industry marketing.
        Léo Apotheker, 52 years old, business economist. Léo Apotheker first joined SAP in 1988 and became a member of the Executive Board in 2002. He is responsible for sales, consulting, education, and marketing.
        Werner Brandt, 52 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International. His responsibilities at SAP include finance and administration, shared services, and SAP Ventures.
        Claus Heinrich, 50 years old, business management and operations research graduate. Claus Heinrich joined SAP in 1987 and became a member of the Executive Board in 1996. He is responsible for global human resources (including labor relations), quality management, internal IT and development labs (SAP Labs).
        Gerhard Oswald, 52 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for global service and support, as well as custom development.
        Peter Zencke, 56 years old, mathematics and economics graduate. Peter Zencke joined SAP in 1984 and became a member of the Executive Board in 1993. He is responsible for research and for the application platform.
        The current members of the Executive Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries as of December 31, 2005, are set forth in Note 33 to our consolidated financial statements in “Item 18. Financial Statements.” Apart from pension obligations, SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member.
        To our knowledge, there are no family relationships among the Supervisory and Executive Board members.
COMPENSATION, SHAREHOLDING, AND DEALINGS OF DIRECTORS AND OFFICERS
        This section outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation packages. It also contains information about Executive Board members’ stock-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.
Executive Board
Compensation Package
        The Executive Board compensation package is specified by the compensation committee of the Supervisory Board. Executive Board members’ compensation is intended to reflect our size and global presence as well as our economic and financial standing. We believe the level of compensation is internationally competitive to reward committed, successful work in a dynamic environment.
        The compensation of the Executive Board as a body is primarily performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (stock options). A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in light of SAP’s business and directors’ compensation at comparable companies on the international stage. Every year, the compensation committee of the Supervisory Board sets the target performance-related compensation, reflecting the relevant values in that year’s budget.

        The elements of Executive Board compensation are paid as follows:

•	The fixed element is paid as a monthly salary.

•	The amount of performance-related compensation to be paid out in respect of 2005 depends on the SAP Group’s achievement of its targets for pro-forma operating income before stock-based compensation expenses and acquisition-related charges and on software revenue growth. On February 3, 2006 the Supervisory Board’s compensation committee assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. SAP will make the payment after the Annual General Shareholders’ Meeting in May 2006.

•	The long-term incentive element takes the form of stock options issued on the terms of the SAP Stock Option Plan 2002 (SAP SOP 2002) that the Annual General Shareholders’ Meeting approved on May 3, 2002. The number of stock options to be issued to each individual member of the Executive Board was decided by the compensation committee at its meeting on February 10, 2005 and reflected the fair value of the options. Details of the plan and the terms of options under it are set out in Note 22 to our consolidated financial statements in “Item 18. Financial Statements.” For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan terms provide that the Supervisory Board can cap subscription rights if it believes that an option holder would make a windfall profit by exercising them. If the total profit from the exercise at all times of rights under options issued to that holder at the same time exceeds two times the product of (i) the number of subscription rights received by that option holder; and (ii) the exercise price, that total profit is a windfall profit. It is determined by reference to the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP bears any expenses incurred by the option holder through fees, taxes, or deductions related to the cap. The Supervisory Board can only cap subscription rights if it decides the windfall profits are due to not inconsequential, extraordinary, unforeseen appreciation for which the Executive Board is not responsible.
Amount of Compensation
        Executive Board members’ compensation in fiscal year 2005:

	2005					2004

			Performance-	Long-term
			related	incentive
	Fixed elements		compensation	elements

			Directors’
			profit	Stock
	Salary	Others*	sharing	options	Total	Total

	€(000)
Prof. Dr. Henning Kagermann (CEO)	618.0	18.3	4,104.0	1,344.5	6,084.8	5,258.7
Shai Agassi	412.0	100.2	2,736.0	752.9	4,001.1	3,312.4
Léo Apotheker	412.0	0.2	2,736.0	752.9	3,901.1	3,262.0
Dr. Werner Brandt	412.0	41.3	2,736.0	752.9	3,942.2	3,046.7
Prof. Dr. Claus E. Heinrich	412.0	20.0	2,736.0	752.9	3,920.9	3,277.8
Gerhard Oswald	412.0	14.2	2,736.0	752.9	3,915.1	3,270.4
Dr. Peter Zencke	412.0	21.9	2,736.0	752.9	3,922.8	3,281.8

Total					29,688.0	24,709.8

*	Retirement pension plan contributions, insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group

        Disclosed in the table above for the first time, the stock option values (2005: €5,861.9 thousand; 2004: €9,507.0 thousand) are the fair value of SAP SOP 2002 options at the time of grant to the respective members. During 2005, members of the Executive Board received the following stock options under SAP SOP 2002:

Stock options

Prof. Dr. Henning Kagermann (CEO)	66,955
Shai Agassi	37,495
Léo Apotheker	37,495
Dr. Werner Brandt	37,495
Prof. Dr. Claus E. Heinrich	37,495
Gerhard Oswald	37,495
Dr. Peter Zencke	37,495

Total	291,925

End-of-service undertakings
Retirement Pension Plan
        On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected
        In 2005, pension benefits of €474 thousand (2004: €247 thousand) were paid to former Executive Board members. As of December 31, 2005, the projected benefit obligation for former Executive Board members was €12,830 thousand (2004: €10,819 thousand).
Early Termination
        The standard contract for all Executive Board members from January 1, 2006 provides that on termination before full term SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.
        If an Executive Board member’s post on the Executive Board expires or ceases to exist because of or as a consequence of change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is when an investor becomes obliged to make a takeover offer for SAP under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a domination or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked.
        During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member, such as pension or early termination payments.
Long-Term Incentive Elements
        Members of the Executive Board hold stock-based compensation awards granted to them in previous years under SAP SOP 2002 and LTI Plan 2000. Details and terms of the two plans are set out in Note 22 to our consolidated financial statements in “Item 18. Financial Statements.”

SAP SOP 2002
        The table below shows stock options held by members of the Executive Board on December 31, 2005, granted in 2003, 2004, and 2005 under SAP SOP 2002.
        The exercise prices listed in the table for SAP SOP 2002 stock options are 110% of the base price of an SAP AG ordinary share. The base price is the arithmetic mean SAP share closing auction price in the Frankfurt stock exchange Xetra® trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The lowest exercise price permitted is the closing auction price on the day before the issue date.

		Vested as of		Not vested as of
		December 31, 2005		December 31, 2005		Total

	Exercise		Remaining		Remaining		Remaining
	price	Number	term	Number	term	Number	term
	(€)	of options	(years)	of options	(years)	of options	(years)

Prof. Dr. Henning Kagermann (CEO)	90.37	80,000	2.16	—	—	80,000	2.16
	149.99	—	—	50,000	3.13	50,000	3.13
	134.20	—	—	66,955	4.11	66,955	4.11
Shai Agassi	90.37	30,000	2.16	—	—	30,000	2.16
	99.13	30,000	2.33	—	—	30,000	2.33
	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11
Léo Apotheker	90.37	30,000	2.16	—	—	30,000	2.16
	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11
Dr. Werner Brandt	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11
Prof. Dr. Claus E. Heinrich	90.37	45,000	2.16	—	—	45,000	2.16
	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11
Gerhard Oswald	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11
Dr. Peter Zencke	90.37	45,000	2.16	—	—	45,000	2.16
	149.99	—	—	28,000	3.13	28,000	3.13
	134.20	—	—	37,495	4.11	37,495	4.11

Total		260,000		509,925		769,925

        During 2005, members of the Executive Board exercised stock options granted in earlier years under SAP SOP 2002 as follows:
Stock Options

		Weighted average
	Number of	exercise price per
	options	option (€)

Dr. Werner Brandt	30,000	90.37
Gerhard Oswald	45,000	90.37

Total	75,000

LTI Plan 2000
        Beneficiaries under LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of the SAP share over time against the Goldman Sachs Software Index.
        The table below shows stock options held by members of the Executive Board on December 31, 2005, granted in earlier years under LTI Plan 2000. The exercise prices listed for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP ordinary share upon exercise of the option on December 31, 2005. The exercise prices are variable. They vary with the performance of the SAP share over time against the Goldman Sachs Software Index.
LTI Plan 2000 Stock Options

		Vested as of		Not vested as of
		December 31, 2005		December 31, 2005		Total

	Exercise	Number	Remaining	Number	Remaining	Number	Remaining
	price (€)	of options	term (years)	of options	term (years)	of options	term (years)

Prof. Dr. Henning Kagermann (CEO)	77.95	28,032	4.14	—	—	28,032	4.14
	94.72	39,375	5.14	—	—	39,375	5.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	117.02	14,437	6.14	7,438	6.14	21,875	6.14
Dr. Werner Brandt	—	—	—	—	—	—	—
Prof. Dr. Claus E. Heinrich	77.95	20,532	4.14	—	—	20,532	4.14
	94.72	27,500	5.14	—	—	27,500	5.14
Gerhard Oswald	117.02	—	—	10,625	6.14	10,625	6.14
Dr. Peter Zencke	77.95	6,981	4.14	—	—	6,981	4.14
	94.72	18,425	5.14	—	—	18,425	5.14

		155,282		18,063		173,345

        The table below shows convertible bonds held by members of the Executive Board on December 31, 2005, granted in earlier years under LTI Plan 2000. The exercise prices listed in the table for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP ordinary share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP ordinary share on the business day immediately preceding the grant of the convertible bond.
LTI Plan 2000 Convertible Bonds

		Vested as of		Not vested as of
		December 31, 2005		December 31, 2005		Total

	Exercise	Number of	Remaining	Number	Remaining	Number	Remaining
	price (€)	bonds	term (years)	of bonds	term (years)	of bonds	term (years)

Prof. Dr. Henning Kagermann (CEO)	290.32	22,425	4.14	—	—	22,425	4.14
	191.25	31,500	5.14	—	—	31,500	5.14
	151.50	59,400	6.14	30,600	6.14	90,000	6.14
Shai Agassi	—	—	—	—	—	—	—
Léo Apotheker	334.67	23,850	4.19	—	—	23,850	4.19
	191.25	30,000	5.14	—	—	30,000	5.14
	151.50	11,550	6.14	5,950	6.14	17,500	6.14
Dr. Werner Brandt	191.25	5,000	5.14	—	—	5,000	5.14
	151.50	19,800	6.14	10,200	6.14	30,000	6.14
Prof. Dr. Claus E. Heinrich	290.32	16,425	4.14	—	—	16,425	4.14
	191.25	22,000	5.14	—	—	22,000	5.14
	151.50	33,000	6.14	17,000	6.14	50,000	6.14
Gerhard Oswald	290.32	16,425	4.14	—	—	16,425	4.14
	191.25	22,000	5.14	—	—	22,000	5.14
	151.50	16,500	6.14	8,500	6.14	25,000	6.14
Dr. Peter Zencke	290.32	16,425	4.14	—	—	16,425	4.14
	191.25	22,000	5.14	—	—	22,000	5.14
	151.50	33,000	6.14	17,000	6.14	50,000	6.14

		401,300		89,250		490,550

        Rights exercised by members of the Executive Board in 2005 under LTI Plan 2000 stock options and convertible bonds:

Stock Options
Convertible Bonds
Weighted
		average		Weighted
		exercise		average
	Number	price per	Number	exercise price
	of options	option (€)	of bonds	per bond (€)

Dr. Werner Brandt	2,125	88.12	—	—
Gerhard Oswald	19,663	99.00	—	—

	21,788		—

Stock Held by Executive Board Members
        No member of the Executive Board holds more than 1% of the subscribed capital of SAP AG. Members of the Executive Board held a total of 31,346 SAP ordinary shares on December 31, 2005.
        The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2005.
Transactions in SAP Shares and American Depositary Receipts (ADRs)

Notifying party	Transaction date	Transaction	Number	Unit price

Shai Agassi	February 4, 2005	Purchase of ADRs	25,500	U.S.$39.1249
Dr. Werner Brandt	December 12, 2005	Exercise of subscription rights	20,000	€90.37
	December 12, 2005	Sale of shares	20,000	€155.03
	December 12, 2005	Purchase of shares	1,000	€154.80
	June 10, 2005	Exercise of subscription rights	2,125	€88.1236
	June 10, 2005	Exercise of subscription rights	10,000	€90.37
	June 10, 2005	Sale of shares	12,125	€138.17302
Gerhard Oswald	June 10, 2005	Exercise of subscription rights	10,313	€108.8686
	June 10, 2005	Exercise of subscription rights	45,000	€90.37
	June 10, 2005	Exercise of subscription rights	9,350	€88.1236
	June 10, 2005	Sale of shares	64,663	€138.17302
Executive Board: Other Information
        In 2005, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board.
        As far as the law permits, SAP AG and SAP AG’s affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end SAP maintains directors’ and officers’ group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. SAP believes the motivation and responsibility that the members of the SAP Executive and Supervisory Boards bring to their duties would not be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.

Supervisory Board Members
Compensation Package
        Supervisory Board members’ compensation is governed by SAP’s Articles of Incorporation, section 16. It provides that each member of the Supervisory Board receives compensation composed of a fixed element and a variable element as well as reimbursement of his or her expenditure. The variable element is linked to SAP’s dividend. The chairperson and deputy chairperson are paid more fixed compensation and more variable compensation than the other members.
        The fixed element is €50,000 for the chairperson, €37,500 for the deputy chairperson, and €25,000 for other members of the Supervisory Board. The fixed element is paid after the end of the fiscal year.
        For each €0.01 by which the dividend distributed per share exceeds €0.40, the variable element is €2,000 for the chairperson, €1,500 for the deputy chairperson, and €1,000 for other members of the Supervisory Board. The variable element is paid on the first business day following the Annual General Shareholders’ Meeting resolving upon the appropriation of the retained earnings for the relevant fiscal year.
        The aggregate compensation cannot exceed €100,000 for the chairperson, €75,000 for the deputy chairperson, and €50,000 for other members.
Amount of Compensation
        Subject to resolutions of the Annual General Shareholders’ Meeting on May 9, 2006, the compensation paid to Supervisory Board members in respect of fiscal year 2005 will be as set out in the table below.

	2005			2004

	Fixed	Variable		Fixed	Variable
	compensation	compensation	Total	compensation	compensation	Total

	(in € thousands)
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson)	50.0	50.0	100.0	50.0	50.0	100.0
Helga Classen (Deputy Chairperson)	37.5	37.5	75.0	37.5	37.5	75.0
Willi Burbach	25.0	25.0	50.0	25.0	25.0	50.0
Prof. Dr. Wilhelm Haarmann	25.0	25.0	50.0	25.0	25.0	50.0
Dietmar Hopp (until May 12, 2005)	10.4	10.4	20.8	25.0	25.0	50.0
Bernhard Koller	25.0	25.0	50.0	25.0	25.0	50.0
Christiane Kuntz-Mayr	25.0	25.0	50.0	25.0	25.0	50.0
Lars Lamadé	25.0	25.0	50.0	25.0	25.0	50.0
Dr. Gerhard Maier	25.0	25.0	50.0	25.0	25.0	50.0
Dr. h. c. Hartmut Mehdorn	25.0	25.0	50.0	25.0	25.0	50.0
Pekka Ala-Pietilä	25.0	25.0	50.0	25.0	25.0	50.0
Prof. Dr. Dr. h. c. August-Wilhelm Scheer	25.0	25.0	50.0	25.0	25.0	50.0
Dr. Barbara Schennerlein	25.0	25.0	50.0	25.0	25.0	50.0
Dr. Erhard Schipporeit (since May 12, 2005)	16.7	16.7	33.4	0.0	0.0	0.0
Stefan Schulz	25.0	25.0	50.0	25.0	25.0	50.0
Dr. Dieter Spöri	25.0	25.0	50.0	25.0	25.0	50.0
Dr. h. c. Klaus Tschira	25.0	25.0	50.0	25.0	25.0	50.0

Total	439.6	439.6	879.2	437.5	437.5	875.0

        In addition, SAP reimburses to members of the Supervisory Board the value-added tax payable on their compensation.
Long-Term Incentive Elements
        Members are not offered stock options or other stock-based compensation for their Supervisory Board work. Any stock options or other stock-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Supervisory Board members’ shareholdings
        Note 21 to our consolidated financial statements in “Item 18. Financial Statements” shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira, and the companies they control, on December 31, 2005. No other member of the Supervisory Board held more than 1% of SAP AG’s subscribed capital. Members of the Supervisory Board held a total of 70,396,026 SAP ordinary shares on December 31, 2005.
        The table below shows transactions in 2005 by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a.

Transactions in SAP Shares and American Depositary Receipts (ADRs)

Notifying party	Transaction date	Transaction	Number	Unit price

Hasso Plattner GmbH & Co. Beteiligungs-KG	December 28, 2005	Acquisition of shares by way of security loan	410,000	Variable*
Bernhard Koller	August 1, 2005	Purchase of shares	1,000	€140.23
	May 24, 2005	Purchase of shares	350	€131.47
Christiane Kuntz-Mayr	October 31, 2005	Purchase of shares	325	€142.18821

*	at an original price of 0.35% of €153.16 per annum and additionally the payment of a sum of 140% of any cash disbursements received on the share loan with an original value of €219,784.60.
Supervisory Board: Other Information
        In 2005, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Supervisory Board.
        Hasso Plattner, chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May, 2003. The contract does not provide for any compensation. The only cost incurred by SAP in 2005 under the contract was the reimbursement of expenses.
        As far as the law permits, SAP AG indemnifies Supervisory Board members against, and holds them harmless from, claims brought by third parties. To this end the Company maintains directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.
EMPLOYEES
        As of December 31, 2005, we employed 35,873 full-time equivalents (“FTEs”) worldwide, which represented an increase of 11.4% from December 31, 2004. Of the total headcount, 13,916 employees were based in Germany and 6,019 in the U.S. The following tables set forth the numbers of employees by business area and by geographic region at December 31, 2005, 2004, and 2003 in terms of FTE and headcount:

	Employees as of December 31,

	2005				2004				2003

FTEs	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total

Customer Service & Support	8,370	3,705	2,315	14,390	8,340	3,136	2,029	13,505	7,950	2,873	1,710	12,533
Research & Development	7,834	1,274	2,521	11,629	7,173	1,084	1,625	9,882	6,810	1,074	970	8,854
Sales & Marketing	3,186	2,135	928	6,249	3,042	1,730	811	5,583	3,022	1,432	716	5,170
General & Administrative	2,339	839	427	3,605	2,103	734	398	3,235	2,052	677	324	3,053

SAP Group	21,729	7,953	6,191	35,873	20,658	6,684	4863	32,205	19,834	6,056	3,720	29,610

	Employees as of December 31,

	2005				2004				2003

Headcounts	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total	EMEA	Americas	Asia	Total

Customer Service & Support	8,544	3,712	2,317	14,573	8,500	3,144	2,029	13,673	8,111	2,881	1,721	12,713
Research & Development	8,096	1,280	2,523	11,899	7,412	1,091	1,626	10,129	7,042	1,084	974	9,100
Sales & Marketing	3,264	2,135	929	6,328	3,113	1,731	814	5,658	3,112	1,434	721	5,267
General & Administrative	2,449	841	428	3,718	2,205	737	400	3,342	2,163	681	327	3,171

SAP Group	22,353	7,968	6,197	36,518	21,230	6,703	4,869	32,802	20,428	6,080	3,743	30,251

        We believe that hiring highly qualified professionals is essential in creating the foundations for our future success and continued growth. Initial plans for 2005 called for 3,000 new jobs to be created. The actual number of employees hired exceeded this forecast.
        The biggest increases were in research and development, in which the worldwide FTE count rose 18% to 11,629, with the most notable increase in the Asia-Pacific region of 55%. The increase is consistent with our organic growth strategy and commitment to meet product release schedules.
        Expressed in the average number of FTEs, our workforce increased from 31,224 in 2004 to 34,550 in 2005.
        Certain employees who are employed by SAP but who are not currently working or who work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.
        None of our employees are subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are excellent.
        We do not currently have a works council for our employees in Germany. In late February 2006, three employees invited all employees to a meeting in Walldorf, Germany, the purpose of which was to elect a committee to organize works council elections. At that meeting, which took place on March 2, 2006, 91% of the employees present rejected the presented candidates for the election committee. Employees of SAP AG subsequently petitioned a German court to establish an election committee. The court is due to issue its decision on April 11, 2006.
        On March 14, 2006, four employees invited all employees to another meeting to elect an election committee. If more than half of the employees present at the meeting elect the proposed members of the election committee, this committee will organize works council elections and the petition to the court would be dropped. The organization of a works council could limit the current flexibility we have in making workforce management decisions and therefore could result in increased costs in German workforce decisions. Nevertheless, works councils are present in almost all German companies and we do not expect that the organization of a works council at SAP would have a material adverse impact on our results of operations, financial condition or cash flows.
SHARE OWNERSHIP
Beneficial Ownership of Shares
        The ordinary shares beneficially owned by Dietmar Hopp (member of the Supervisory Board until May 12, 2005), Hasso Plattner (Chairperson of the Supervisory Board) and Klaus Tschira (member of the Supervisory Board) and/or companies affiliated with the aforementioned individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of the ordinary shares as of March 10, 2006.
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
        Each stock option granted under SAP SOP 2002 entitles its holder to subscribe to one SAP share, against the payment of an exercise price, which is composed of a base price and a premium of 10% on the base price. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra® trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options.
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
        Through December 31, 2005, SAP SOP 2002 was generally considered a fixed plan under APB 25. Since the exercise price, which was fixed one day before grant, should not be less than the share price on that date, no expenses were recorded for awards granted under SAP SOP 2002. As the number of stock options granted to the members of the Executive Board under SAP SOP 2002 was not known on grant date due to the above mentioned potential limitation on subscription rights, SAP SOP 2002 was not considered a fixed plan for those stock options. As such, compensation expense was recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the ordinary share. Beginning January 1, 2006, we adopted SFAS 123R, using the modified version of prospective application, to account for stock-based compensation. SFAS 123R requires that stock-based awards be accounted for at fair value. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Accounting for Stock-Based Compensation” and Note 3 in “Item 18. Financial Statements.”
        As of March 10, 2006, 10,600 thousand options have been granted to participants under the SAP SOP 2002, of which 5,842 thousand options are exercisable at this time.
        By resolution of the Annual General Shareholders’ Meeting held on May 12, 2005, the Executive Board was authorized to repurchase on or before October 31, 2006 up to 30.0 million shares in SAP AG subject to the provision that the shares purchased by virtue of this authorization, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP AG’s capital stock. Such repurchased ordinary shares may, among other things, be used to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and our obligations upon the exercise of stock options under the SAP SOP 2002. This resolution replaced the resolution of the Annual General Shareholders’ Meeting of May 6, 2004, which authorized the Executive Board to acquire on or before October 31, 2005, up to 30.0 million shares in SAP to, among other things, satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and the exercise of stock options under the SAP SOP 2002. These repurchases of ordinary shares are expected to reduce the dilutive effects on earnings per share. As of March 10, 2006, we have repurchased 1,912 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the SAP SOP 2002.
Long Term Incentive 2000 Plan
        On January 18, 2000 SAP’s shareholders approved the Long Term Incentive 2000 Plan (the “LTI 2000 Plan”). The LTI 2000 Plan is a stock-based compensation program, providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Under the LTI 2000 Plan, 15 million convertible bonds or 18.75 million stock options were originally authorized, and a maximum of 18.75 million ordinary shares were authorized pursuant to a contingent capital increase for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI 2000 Plan. Upon conversion of the convertible bonds and exercise of the stock options, we will be required to provide ordinary shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the ordinary shares at the time of such conversion or exercise.
        By resolution of the Annual General Shareholders’ Meeting on May 3, 2002, the authorization to issue convertible bonds and stock options under the LTI 2000 Plan, to the extent not yet made use of, was revoked. In addition, the contingent capital for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI 2000 Plan was reduced to the amount necessary to secure all convertible bonds and stock options already granted under the LTI 2000 Plan. In total SAP AG issued approximately 8.68 million convertible bonds and approximately 3.63 million stock options under the LTI 2000 Plan.
        The conversion price of the convertible bonds for one SAP AG ordinary share will equal the closing price of the SAP AG ordinary share quoted in the Xetra® trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). Upon the exercise of the conversion rights, an additional payment is due for each share equal to the amount by which the conversion price of the share exceeds the nominal amount of the converted bond of €1 for each convertible bond, which was payable upon granting of the convertible bonds and which is mandatory according to German Stock Corporation Law.

        The exercise price of the stock options issued under the LTI 2000 Plan for one SAP AG ordinary share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share exceeds the performance of the reference index (GSTI Software Index). The initial value for determining the performance by the SAP AG ordinary shares is the closing price of the SAP AG ordinary shares quoted in the Xetra® trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary’s subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG ordinary share is the closing price of SAP’s ordinary shares quoted in the Xetra® trading system (or any successor system) of the Frankfurt Stock Exchange on the latest trading day prior to exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value of the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from U.S.$ to euro using the spot mid cashpaper range rate on the Frankfurt interbank market. Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP AG ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index. The exercise price for one stock option is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share exceeds the performance of the reference index, as follows: The exercise price is the final value as determined above, less the product of the initial value as determined above and the outperformance.
        Beneficiaries under the LTI 2000 Plan may not exercise their conversion or subscription rights until a vesting period has elapsed. The vesting period for 33% of such rights ends two years after the issue date, for the next 33% three years after the issue date and for the balance four years after the issue date. Convertible bonds and stock options under the LTI 2000 Plan have a term of 10 years from the issue date, after which they become void.
        Through December 31, 2005, the convertible bond program was considered a fixed plan under APB 25, and resulted in no compensation expense under the current terms of the LTI 2000 Plan. Under APB 25, the stock option program under the LTI 2000 Plan was a variable plan because the exercise price varies depending upon the criteria described above. As such, compensation expense was recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the ordinary share. Stock options may negatively impact our results of operations and both stock options and convertible bonds may negatively impact our earnings per share. Beginning January 1, 2006, we adopted SFAS 123R, using the modified version of prospective application, to account for stock-based compensation. SFAS 123R requires that stock-based awards be accounted for at fair value. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Accounting for Stock-Based Compensation” and Note 3 in “Item 18. Financial Statements.”
        As of March 10, 2006, we have repurchased 851 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the LTI 2000 Plan. See the preceding section, “SAP SOP 2002,” for further discussions regarding shares we are authorized to repurchase to satisfy our obligations under the LTI 2000 Plan and the SAP SOP 2002.
STAR Plan
        The STAR Plan provides for the grant of stock appreciation rights (“STARs”) to eligible employees of SAP AG and our majority-owned subsidiaries. The STAR Plan is administered by SAP AG’s Executive Board with respect to eligible employees. Beginning with the introduction of the LTI 2000 Plan in 2000, SAP SOP

2002 participants (and prior to the introduction of the SAP SOP 2002, LTI 2000 Plan participants) who are granted stock options generally may not receive STARs under the STAR Plan in the same fiscal year. The Executive Board or the Supervisory Board, as applicable, has the authority to determine: (i) the persons to whom grants may be made under the STAR Plan; (ii) the size and other terms and conditions of each grant; (iii) the time when the grants will be made and the duration of any applicable exercise or restriction period, including the criteria for vesting and the acceleration of vesting; and (iv) any other matters arising under the STAR Plan.
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
        2006 STARs. In February 2006, the Supervisory Board approved a maximum budget of €63 million for 2006 STARs to be granted to selected employees who are not granted stock options under the SAP SOP 2002 in the year 2006. Currently we are expecting to grant approximately 3.5 million 2006 STARs.
        The valuations of the 2006 STARs for the quarterly periods ending December 31 are based on the amount by which the grant price of €168.49 is exceeded by the average fair market value of one ordinary share as quoted on the Xetra® trading system over the 20 consecutive business days commencing on the day after the announcement of our preliminary annual results for 2006 and 2007. The other quarterly valuations are based on the amount by which the grant price of €168.49 is exceeded by the average fair market value of an ordinary share quoted on the Xetra® trading system over the five consecutive business days commencing on the day after the announcement of our quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.
        The cash payout value of each 2006 STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2006 STARs on March 31, 2008 and January 31, 2009, each payment equal to 50% of the total payout amount. Participants will receive 2006 STAR payments provided that (subject to certain exceptions) they continue to be actively employed by us on the payment dates.
        2005 STARs. In March 2005 the Supervisory Board approved the granting of approximately 4.7 million 2005 STARs to selected employees who were not granted stock options under the SAP SOP 2002 in the year 2005. The 2005 STARs grant value of €121.87 is based upon the average fair market value of one ordinary share over the 20 business days from the day after the announcement of our 2004 preliminary results on January 26, 2005.
        The valuations of the 2005 STARs for the quarterly periods ending December 31 are based on the amount by which the grant price of €121.87 is exceeded by the average fair market value of one ordinary share as quoted on the Xetra® trading system over the 20 consecutive business days commencing on the day after the announcement of our preliminary annual results for 2005 and 2006. The other quarterly valuations are based on the amount by which the grant price of €121.87 is exceeded by the average fair market value of an ordinary share quoted on the Xetra® trading system over the five consecutive business days commencing on the day after the announcement of our quarterly results. Because each quarterly valuation is measured independently, it will be unaffected by any other quarterly valuation.
        The cash payout value of each 2005 STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will, in the case such value appreciation occurred, receive payments with respect to the 2005 STARs on March 31, 2007 and January 31, 2008, each payment equal to 50% of the total payout amount. Participants will receive 2005 STAR payments provided that (subject to certain exceptions) they are still employees of SAP on the payment dates.
        2004 STARs. In March 2004, we granted 3.5 million 2004 STARs to selected employees who were not granted stock options under the SAP SOP 2002 in the year 2004. The grant price of the 2004 STARs was €134.35 based upon the average fair market value of one ordinary share over the 20 business days from the day the announcement of our 2003 preliminary results on January 22, 2004. The final STAR 2004 value was fixed in February 2006, at €12.06. Participants will receive payments with respect to the 2004 STARs on March 31, 2006 and January 31, 2007, each payment equal to 50% of the total payout amount. Participants will receive 2004 STAR payments provided that (subject to certain exceptions) they are still employees of SAP on the payment dates.
        2003 STARs. In March 2003, we granted 3.8 million 2003 STARs to selected employees who were not granted stock options under the SAP SOP 2002 in the year 2003. The grant price of the 2003 STARs was €84.91 based upon the average fair market value of one ordinary share over the 20 business days from the day the announcement of our 2002 preliminary results on January 30, 2003. The final STAR 2003 value was fixed in February 2005 at €39.29. Participants received payments with respect to the 2003 STARs on March 31, 2005 and January 31, 2006, each payment equal to 50% of the total payout amount.
        2002 STARs. In February 2002, we granted 3.6 million 2002 STARs to selected employees who were not granted stock options or convertible bonds under the LTI 2000 Plan in the year 2002. Because the grant price of the 2002 STARs was higher than the price of the ordinary shares during the measurement period, no payments were made with respect to the 2002 STARs.
        2001 STARs. In 2001, we granted 3.4 million 2001 STARs to selected employees who did not receive stock options or convertible bonds under the LTI 2000 Plan in the year 2001. Because the grant price of the 2001 STARs was higher than the price of the ordinary shares during the measurement period, no payments were made with respect to the 2001 STARs.
German Employee Stock Purchase Plans
        We maintain two employee stock purchase plans for our German employees: (i) an ongoing payroll deduction plan (the “German Payroll Deduction Plan”) and (ii) an annual purchase plan (the “German Annual Purchase Plan”). Under the German Payroll Deduction Plan, an eligible German employee is able to purchase ordinary shares through payroll deductions of up to 10% of the gross monthly salary of the employee and SAP contributions of 15% of the ordinary share purchase price as well as the assumption of ancillary purchase expenses. As soon as the amount available for an employee is sufficient together with our contribution to purchase an ordinary share, such purchase is effected at the market price and credited to the employee’s account. The acquired shares are not subject to a holding period. Under the German Annual Purchase Plan, eligible German employees may buy a determined number of ordinary shares per year on a set date. Under such plan, SAP contributes €260 per year. The employee provides any additional amounts, if necessary, to avoid the purchase of fractional shares. The acquired shares are transferred to an individual account of the participating employee, and they are not subject to a holding period. Employees must elect each year to participate in the German Annual Purchase Plan.
U.S. Employee Stock Purchase Plans
        During 2005 we maintained three plans which allow for our U.S. employees to acquire equity securities of SAP AG as follows: (i) an Employee Discount Stock Purchase Plan (“U.S. Discount Plan”); (ii) an employee non-discount purchase plan (the “U.S. Non-discount Plan”); and (iii) the ADR Stock Fund (the “ADR Stock Fund”) available under the SAP America, Inc. 401(k) Plan (“401(k) Plan”). Under the

U.S. Discount Plan, eligible employees are able to purchase ADSs through semi-monthly payroll deductions of up to an annual aggregate of 10% of their annual compensation or $21,250, whichever is less, and we contribute 15% of the ADS’s purchase price as well as the assumption of ancillary purchase expenses. Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADSs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee’s eligible compensation. We do not make any contributions in connection with the U.S. Non-discount Plan. Effective December 31, 2005, the U.S. Discount Plan was discontinued with no new contributions allowed after that date. There is no change to the current setup of the Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. For 2005, U.S. employees could contribute up to 15% for highly compensated employees and up to 25% for non-highly compensated employees of their pretax and after tax payroll under the 401(k) Plan, and we would contribute 50% of the contributed amounts up to 6% of the pretax and after tax pay not to exceed $4,500 per year. Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant. For 2006, both highly and non-highly compensated employees may contribute up to 25% of their pretax and after tax payroll to the plan. The maximum matching contribution provided by SAP under the plan has been increased to $6,600 per year in 2006.
Other Foreign Stock Purchase Plans
        Although we maintain and are in the process of introducing various employee stock purchase plans similar to our German and U.S. plans in the majority of our remaining foreign subsidiaries, the combined impact of these plans on our results of operations, net income and cash flows is not material.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
        The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who our shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the U.S. by means of American Depositary Shares (ADS). Each ADS currently represents one fourth of one SAP ordinary share. On March 10, 2006, based upon information provided by the ADS depositary, the Deutsche Bank Trust Company Americas, there were 104,678,828 ADSs, representing approximately 26,169,707 ordinary shares, held of record by 1,543 registered holders. The ordinary shares underlying such ADSs represented 8.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.
        However, under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify the issuer of the securities of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of the issuer’s outstanding voting rights.

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 10, 2006 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. Apart from the shares transfer as set forth in the footnotes to this table, there was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three business years. None of the major shareholders have special voting rights.

	Ordinary Shares
	Beneficially Owned

		% of
Principal Shareholders	Number	Outstanding

Dietmar Hopp Stiftung GmbH	27,467,300	8.672%
Golf-Club St. Leon-Rot GmbH & Co. Betriebs oHG	3,650,000	1.152%

Dietmar Hopp, collectively(1)	31,117,300	9.824%
Hasso Plattner GmbH & Co. Beteiligungs-KG(2)	29,779,740	9.402%
Hasso Plattner Förderstiftung GmbH	4,580,573	1.446%
Hasso Plattner (24,100 ADRs)	6,025	0.002%

Hasso Plattner, Chairperson Supervisory Board, collectively(3)	34,366,338	10.850%
Dr. h.c. Klaus Tschira Beteiligungs GmbH & Co. KG	15,832,660	4.999%
Klaus Tschira Stiftung gGmbH	15,285,843	4.826%
Klaus Tschira, Member Supervisory Board	500,000	0.158%

Klaus Tschira, Member Supervisory Board, collectively(4)	31,618,503	9.982%
Executive Board Members as a group (7 persons)(5)	31,346	0.010%
Supervisory Board Members as a group (16 persons)	65,988,924	20.833%

Executive Board Members and Supervisory Board Members as a group (23 persons)	66,020,270	20.843%
Options and convertible bonds that are vested and exercisable within 60 days of March 10, 2006, held by Executive Board Members and Supervisory Board Members, collectively(5)	1,111,058	N/A

(1)	Dietmar Hopp exercises sole voting and dispositive power in Dietmar Hopp Stiftung GmbH and Golf-Club St. Leon-Rot GmbH & Co. Betriebs oHG.

(2)	Hasso Plattner owns a 100% partnership interest in and controls Hasso Plattner GmbH & Co. Beteiligungs-KG.

(3)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG and in Hasso Plattner Förderstiftung gGmbH.

(4)	Klaus Tschira exercises shared voting and dispositive power in Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(5)	Includes 631,383 stock options and 479,675 convertible bonds.
        We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED PARTY TRANSACTIONS
        See Note 34 in “Item 18. Financial Statements” for information on related party transactions.
ITEM 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
        See “Item 18. Financial Statements” and pages F-1 through F-65 and S-1.
OTHER FINANCIAL INFORMATION
Legal Proceedings
        In April 2005, U.S.-based ePlus, Inc., instituted legal proceedings in the United States District Court for the Eastern District of Virginia against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. A claims construction hearing was held in November 2005 and a ruling by the court was issued in January 2006. The trial is scheduled to begin March 28, 2006.
        In August 2005, U.S.-based AMC Technology, Inc., instituted legal proceedings in the United States District Court for the Eastern District of Pennsylvania against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC’s copyright and improperly included AMC technology. AMC’s complaint seeks unspecified monetary damages and injunctive relief. No trial date has been scheduled.
        We are subject to other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.
Dividend Policy
        Dividends are jointly proposed by SAP AG’s Supervisory Board and Executive Board based on SAP AG’s year-end stand-alone financial statements, subject to approval at the Annual General Shareholders’ Meeting, and are officially declared for the prior year at SAP AG’s Annual General Shareholders’ Meeting. SAP AG’s Annual General Shareholders’ Meeting usually convenes during the second quarter of each year. Since ordinary shares are in bearer form, dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Shareholders’ Meeting. One SAP ADS represents one-fourth of SAP AG’s ordinary share. Accordingly, the final dividend per ADS is calculated as one-fourth of the dividend of one SAP AG ordinary share and is dependent on the euro/ U.S. dollar exchange rate. Record holders of the ADSs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.”

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
        Prior to June 18, 2001, SAP AG also had preference shares, which were converted into ordinary shares on a share for share basis pursuant to resolutions adopted at our Annual General Shareholders’ Meeting and a special meeting of holders of the preference shares on May 3, 2001. The amount of subscribed capital for ordinary shares was therefore increased by the amount of preference shares converted on the effective date of the conversion. Due to the conversion, the ordinary shares are registered and listed on the various stock exchanges in Europe.
        Effective August 3, 1998, the ADSs were listed on the New York Stock Exchange (“NYSE”) originally representing a fraction of a preference share. Due to the conversion of preference shares into ordinary shares, the latter were registered with the NYSE as the underlying security for the ADSs. The ADSs trade on the NYSE under the symbol “SAP” and currently each represents one-fourth of one ordinary share. The Depositary for the ADSs pursuant to the Deposit Agreement was The Bank of New York until December 2004, when it was succeeded by Deutsche Bank Trust Company Americas. SAP AG’s Annual General Shareholders’ Meeting to be held on May 9, 2006 will consider among other things a proposal to change our share capital by an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares for each existing SAP share held. No new capital is being raised through this transaction. If shareholders approve the capital increase at the Annual Shareholders’ Meeting and the resolution adopted is registered in the commercial register, the number of shares held will increase fourfold automatically. As a result of this capital structure change, we anticipate that the ratio of ordinary share to ADSs would be adjusted to 1:1.
Trading on the Frankfurt Stock Exchange
        The Frankfurt Stock Exchange, operated by Deutsche Börse AG, is the largest of the eight German stock exchanges, accounting for approximately 91% of the turnover of all German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange (including Xetra®) in 2005 amounted to €1.2 trillion (orderbook turnover) for both equity and debt instruments. On December 31, 2005, the equity securities of 6,823 corporations, including 5,988 non-German corporations, were traded on the Frankfurt Stock Exchange, including over-the-counter markets.
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
        In addition to the trading floor, the ordinary shares are also traded on Xetra®, a computerized trading system of Deutsche Börse AG. Xetra® matches buy and sell orders from licensed traders in a central, fully electronic order book. The system works independently of the location of the trader and provides insight into the order book. The trading hours for Xetra® are from 9:00 a.m. until 5:30 p.m. Central European Time on each business day. Securities traded on Xetra® include almost the full range of shares listed on the Frankfurt Stock Exchange and a number of additional warrants and certificates. Xetra® is subject to the rules and regulations of the Frankfurt Stock Exchange. It now has a market share of 97% in the securities of the 30 companies comprising the Deutsche Aktienindex (“DAX®”), the leading index of trading on the Frankfurt Stock Exchange. The SAP AG preference shares were included in the DAX® beginning September 15, 1995 and were replaced by ordinary shares upon the conversion on June 18, 2001.

        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Frankfurt Stock Exchange, as provided by the Deutsche Börse AG, together with the closing highs and lows of the DAX®. Since January 4, 1999, the first official trading day of 1999, the share prices of shares traded on the German stock exchanges have been quoted in euro.

	Price per
	Ordinary Share(1)		DAX®(2)

	High	Low	High	Low

	(in €)
Annual Highs and Lows
2001	180.90	100.00	6,795.14	3,787.23
2002	176.30	41.65	5,462.55	2,597.88
2003	134.00	67.65	3,965.16	2,202.96
2004	142.70	116.12	4,261.79	3,646.99
2005	155.80	114.50	5,458.58	4,178.10
Quarterly Highs and Lows 2004
First Quarter	142.70	120.45	4,151.83	3,726.07
Second Quarter	138.31	122.44	4,134.10	3,754.37
Third Quarter	136.02	116.12	4,035.02	3,646.99
Fourth Quarter	139.49	126.55	4,261.79	3,854.41
2005
First Quarter	133.34	118.00	4,428.09	4,201.81
Second Quarter	144.01	114.50	4,627.48	4,178.10
Third Quarter	147.78	135.93	5,048.74	4,530.18
Fourth Quarter	155.80	140.05	5,458.58	4,806.05
Monthly Highs and Lows 2005
July	147.78	139.12	4,892.50	4,530.18
August	142.20	135.93	4,990.57	4,783.80
September	144.16	137.80	5,048.74	4,837.81
October	147.05	140.05	5,138.02	4,806.05
November	153.35	142.36	5,199.48	4,922.55
December	155.80	152.95	5,458.58	5,266.55
2006
January	168.50	146.00	5,674.15	5,334.30
February	175.25	166.21	5,915.15	5,649.60
March (through March 10, 2006)	173.45	170.30	5,866.61	5,673.36

(1)	Since January 1, 2000, ordinary share prices are obtained from Xetra®.

(2)	The DAX® is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX® are selected on the basis of their stock exchange turnover and the issuer’s market capitalization. Adjustments to the DAX® are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX® are disclosed on Xetra®.
        On March 10, 2006, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €173.45, as provided by the Deutsche Börse AG.

Trading on the NYSE
        SAP AG’s ordinary shares are traded in the U.S. by means of American Depositary Shares (“ADSs”). Each ADS currently represents one fourth of one SAP ordinary share. SAP AG’s Annual General Shareholders’ Meeting to be held on May 9, 2006, will consider among other things a proposal to change our share capital by an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares for each existing SAP share held. No new capital is being raised through this transaction. If shareholders approve the capital increase at the Annual Shareholders’ Meeting and the resolution adopted is registered in the commercial register, the number of shares held will increase fourfold automatically. As a result of this capital structure change, we anticipate that the ratio of ordinary share to ADSs would be adjusted to 1:1. On March 10, 2006, based upon information provided by the ADS depositary, Deutsche Bank Trust Company Americas, there were 104,678,828 ADSs, representing approximately 26,169,707 ordinary shares, held of record by 1,543 registered holders. The ordinary shares underlying such ADSs represented 8.1% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.
        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

	Price per ADS

	High	Low

	(in U.S.$)
Annual Highs and Lows
2001	47.64	23.00
2002	38.84	10.05
2003	41.80	18.46
2004	45.45	35.50
2005	46.43	36.96
Quarterly Highs and Lows
2001
First Quarter	47.64	28.59
Second Quarter	40.99	24.39
Third Quarter	37.73	23.00
Fourth Quarter	34.80	25.09
2002
First Quarter	38.84	32.41
Second Quarter	38.30	22.68
Third Quarter	23.51	11.25
Fourth Quarter	22.65	10.05
2003
First Quarter	25.00	18.46
Second Quarter	33.40	19.18
Third Quarter	34.50	27.56
Fourth Quarter	41.80	31.13

	Price per ADS

	High	Low

	(in U.S.$)
2004
First Quarter	45.27	36.97
Second Quarter	41.95	36.71
Third Quarter	41.68	35.50
Fourth Quarter	45.45	39.20
2005
First Quarter	44.04	38.52
Second Quarter	43.42	36.96
Third Quarter	44.92	41.82
Fourth Quarter	46.43	42.08
Monthly Highs and Lows
2005
July	44.92	41.82
August	43.74	41.83
September	44.33	41.90
October	43.98	42.38
November	45.15	42.08
December	46.43	45.07
2006
January	51.37	44.00
February	52.22	49.25
March (through March 10, 2006)	52.10	50.91
        On March 10, 2006, the closing sales price per ADS on the NYSE was U.S.$51.83, as reported on the NYSE Composite Tape.
ITEM 10. ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
Organization and Register
        SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) which since January 2006 has been maintained by court in Mannheim, Germany, under the entry number “HRB 350269.” As of January 1, 2003, SAP AG publishes its official notices in the Internet version of the Federal Gazette (www.ebundesanzeiger.de).
Change of name
        The Annual General Shareholders’ Meeting in May 2005 resolved to change the company’s name from “SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung” to the commonly used short form “SAP AG.” Accordingly, Section 1 of the Articles of Incorporation was amended. The amendment of the Articles of Incorporation was registered in the Commercial Register of the court of Heidelberg on June 9, 2005, and the change of name was effective then.

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
Corporate governance
Introduction.
        The primary source of law relating to corporate governance of a German stock corporation is the German Stock Corporation Act, but other relevant rules with impact on corporate governance are also contained in the Security Trading Act, Securities Purchase and Takeover Act, Stock Exchange Admission Regulations, Commercial Code and other statutes. In addition to these mandatory rules, in February 2002, a government commission appointed by the German Minister of Justice adopted the German Corporate Governance Code (“GCGC”), which has since been amended. The GCGC consists of recommended cooperate governance standards. Section 161 of the Stock Corporation Act, however, requires the Executive and the Supervisory Board of exchange-listed companies, such as SAP AG, to declare annually that the recommendations set forth in the GCGC have been and are being complied with, or which of the recommendations are not being applied. SAP has disclosed deviations from the GCGC in the above-mentioned declaration of compliance on a yearly basis since 2002.
        In December 2001, as one of the first German listed companies to do so, SAP published its own corporate governance rules — “SAP’s Principles of Corporate Governance.” After the adoption of the GCGC in 2002, SAP adjusted its own principles according to new national and international corporate governance standards as far as they have been continuously applicable to SAP. The purpose of “SAP’s Principles of Corporate Governance,” which reflect the accepted standard of corporate governance for German stock corporations, is to provide a framework of responsible, value-oriented management and control policies for our company according to or where necessary complementing the applicable provisions of law. SAP’s Principles of Corporate Governance are available on our Web site (www.sap.com). On the same Web site, we make available a statement of how SAP’s corporate governance practices vary from those of U.S. corporations under New York Stock Exchange Listing Standards according to Section 303A.11 of the New York Stock Exchange Corporate Governance Rules in 2004.
        The Sarbanes-Oxley Act, enacted into law in the U.S. in July 2002, strengthens protection of shareholders by imposing new corporate governance and reporting requirements on publicly traded companies in the U.S. As SAP AG is a publicly traded company listed on the New York Stock Exchange, we have taken steps to comply with the applicable regulations of the Sarbanes-Oxley Act and the regulations of the Corporate Governance Rules of the New York Stock Exchange including establishing a Disclosure Committee and enhancing the monitoring of internal control processes.
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
        The German Co-determination Act of 1976 (Mitbestimmungsgesetz) requires supervisory boards of corporations with more than 2,000 employees to be equally staffed by representatives of the shareholders and representatives of the employees. The minimum total number of Supervisory Board members, and thus the minimum number of shareholder representatives and employee representatives, is legally fixed and depends on the number of employees employed by the corporation and its German subsidiaries. Our Supervisory Board currently consists of sixteen members, of which eight members have been elected by SAP AG’s shareholders at the Annual General Shareholders’ Meeting and eight members which have been elected by SAP’s employees. Previously, the Supervisory Board consisted of twelve members, of which six were elected by the shareholders and six were elected by SAP employees. Since the number of employees of SAP AG and its affiliates in Germany exceeded 10,000 in 2001, the Supervisory Board was enlarged to sixteen members subsequent to the Annual General Shareholders’ Meeting in May 2002.
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
        As stipulated in SAP’s Principles of Corporate Governance the shareholder representatives of the Supervisory Board are independent. In order to be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept appointment in companies that are in competition with SAP. Members are subject to insider trading prohibition and the interested director dealing rules of the Securities Trading Act.
        The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust committees with the authority to make decisions. Currently the Supervisory Board maintains the following committees:
        The focus of the Audit Committee (Bilanzprüfungsausschuss) is the discussion and the monitoring of the independent auditors reports about SAP’s consolidated financial statements and SAP AG’s statutory financial statements as well as the Review of SAP Group operations and the Review of SAP AG’s operations, documents required under German law. The Audit Committee proposes appointment of the auditor and its compensation to the Supervisory Board, determines special audit areas and discusses critical accounting policies with and reviews audit issues identified by the auditor and monitors the auditor’s independence. SAP’s Internal Audit Department reports upon request or at the occurrence of certain audit findings, but in any case at least once a year directly to the Audit Committee.
        The Audit Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.
        The Audit Committee is currently composed of 4 members: Erhard Schipporeit, Bernhard Koller, Stefan Schulz and Klaus Tschira. The Supervisory Board has determined Erhard Schipporeit to be a financial expert as defined in Section 407 of the Sarbanes-Oxley Act. See “Item 16A. Audit Committee Financial Expert” for details. He is also the chairman of the Audit Committee.
        The General Committee (Präsidialausschuss) coordinates the Supervisory Board agenda, meetings and deals with corporate governance issues. Furthermore, it was assigned the authority to grant SAP SOP 2002 stock options to all recipients with the exception of Executive Board members.
        The Compensation Committee (Personalausschuss) is assigned the conclusion of employment contracts with and the determination of the remuneration of Executive Board members. It also grants SAP SOP 2002 stock options to SAP AG Executive Board members.
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
        According to the provisions of SAP’s Principles of Corporate Governance, the granting of loans to the members of the Executive Board or the Supervisory Board is not permitted. The Supervisory Board, according to SAP’s Principles of Corporate Governance, also can no longer approve such loans.
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

The Annual General Shareholders’ Meeting.
        The Executive Board calls the Annual General Shareholders’ Meeting. The Supervisory Board or the Executive Board may call an extraordinary meeting of the shareholders if the interests of the stock corporation so require. Additionally, shareholders of SAP AG holding in the aggregate at least 5% of SAP AG’s issued share capital or shares with a nominal value of at least €500,000 may call an extraordinary meeting of the shareholders.
        Among other things, the shareholders are asked to ratify the actions of the Executive Board and the Supervisory Board during the prior year, to approve the distribution of the corporation’s profits and to appoint an independent auditor as well as to ratify amendments of our Articles of Incorporation. Shareholder representatives to the Supervisory Board are elected at the Annual General Shareholders’ Meeting for terms of approximately five years.
        The influence of the Annual General Shareholders’ Meeting is limited by applicable law. The Annual General Shareholders’ Meeting can only make management decisions if requested to do so by the Executive Board.
Share Capital.
        As of December 31, 2005, the share capital of SAP AG was €316,457,821, consisting of 316,457,821 no-par ordinary shares. The ordinary shares are issued only in bearer form.
        On May 3, 2001, SAP AG’s shareholders approved at the Annual General Shareholders’ Meeting, and a special meeting of holders of preference shares approved on the same day, the conversion of each preference share into one ordinary share. The conversion was effective as of June 18, 2001.
        Some of the significant provisions under German law and SAP AG’s Articles of Incorporation relating to the capital stock of SAP AG may be summarized as follows:

•	Capital Increases. The capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including employee stock option plans and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by 75% of the issued shares present at the Annual General Shareholders’ Meeting at which the increase is proposed and require an amendment to the Articles of Incorporation.

•	Authorized and Contingent Capital. SAP’s Articles of Incorporation authorize the Executive Board of SAP AG to increase the subscribed capital as follows:

•	up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders;

•	up to a total amount of €60 million through the issuance of new ordinary shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights for issuance of up to 10 % of the capital stock; and

•	up to an aggregate amount of €15 million against contribution in cash by issuing new ordinary shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

More information regarding our authorized and contingent capital is included in Note 21 in “Item 18. Financial Statements.”

•	Capital Reduction. The share capital may be reduced by an amendment of the Articles of Incorporation approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting.

•	Preemptive Rights. Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by 75% of the issued shares present at the Annual General Shareholders’ Meeting) or by the Executive Board authorized by such shareholders’ resolution and subject to the consent of the Supervisory Board.

•	Liquidation. If SAP AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

•	No Limitation on the Right to Own Securities, including on Foreign Ownership. With the exception of buying back treasury stock by a stock corporation, which is limited to 10% of the share capital, there are no limitations under German law or in SAP AG’s Articles of Incorporation on the right to own securities, including on the right of persons who are not citizens or residents of Germany to hold or vote ordinary shares.
        No authorization to increase capital stock was exercised in fiscal year 2005.
        In October 2005, we announced the plan to propose a change to our share capital in 2006. The transaction would be structured for German corporate law purposes as an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares (“bonus shares”/ “dividend stock”) for each existing SAP share held. No new capital is being raised through this transaction. The Executive Board proposal was approved by the Supervisory Board and will be submitted for approval at the Annual General Shareholders’ Meeting on May 9, 2006.
        If shareholders approve the capital increase at the May 2006 Annual General Shareholders’ Meeting and the resolution adopted is registered in the commercial register, the number of shares held will increase fourfold. Total shareholders’ equity will not be affected since this measure simply involves a shift between individual components of shareholders’ equity. The subscribed capital will rise to around €1,266 million from around €316 million at present. The number of SAP’s outstanding shares, which are all no-par value shares, will rise accordingly.
        If the capital increase proposal is approved by SAP shareholders and the resolution adopted is registered in the commercial register, each SAP ADS will represent one SAP ordinary share rather than one quarter of one ordinary share after giving effect to the transaction. As a result of the capital increase, SAP’s stock exchange quotations on the German stock markets will be reduced to one quarter of the current quotation, while the quotation on the NYSE will remain unchanged.

        In order to preserve the economic value of Authorized Capitals I and II following the capital increase, two proposals to create Authorized Capital Ia and IIa will also be on the agenda at the upcoming May 2006 Annual General Shareholders’ Meeting. Authorized Capital Ia is proposed to supplement Authorized Capital I up to a sum of €180 million until May 8, 2011, and Authorized Capital IIa is proposed to supplement Authorized Capital II, up to a sum of €180 million until May 8, 2011, in each case subject to equivalent terms and conditions as set out for Authorized Capital I and II, respectively.
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
        On January 1, 2002, the German Securities Purchase and Takeover Act (Wertpapiererwerbs-und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer, submit a draft offer statement to the Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power of the target company, it must make an offer for all remaining shares. The Securities Purchase and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than eighteen months in advance of a takeover bid by resolution of 75% of the votes cast.
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
Currency Conversion — Dividends
        See “Item 3. Key Information — Dividends” and “Item 8. Financial Information — Dividend Policy.”
MATERIAL CONTRACTS
        This section provides a summary of all material contracts not in the ordinary course of business to which we are a party and that have been entered into during the fiscal year ended December 31, 2004. We did not enter into any such contracts for the fiscal year ended December 31, 2005.
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
        Any borrowings will bear interest at a rate per annum equal to the percentage rate per annum which is the aggregate of (1) 0.20 percent per annum; (2) the European interbank offered rate in relation to any loan in euro or the London interbank offered rate in relation to any loan in any currency other than euro; and (3) the percentage rate per annum calculated by the Agent in accordance with Schedule 4 to the Credit Agreement, if applicable. Interest is due on the last day of each applicable interest rate period and, if the interest rate period has a duration longer than six months, the business day that occurs every six months after the start of the applicable interest period.
        We may prepay at any time, at our option, in whole or in part (but not less than €20,000,000 at any time) any outstanding borrowings plus accrued interest upon up to five business days’ notice to the Agent. We are required to pay any related breakage costs in connection with prepaying.
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
        As of December 31, 2005, SAP has not made any borrowings under the facility.
        This description is a summary of the Credit Agreement and is qualified in its entirety by the Credit Agreement, which is filed as Exhibit 4.11 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
        In addition, please see Note 34 in “Item 18. Financial Statements” for a summary of contracts with certain of our related parties.
        We do not believe that any one particular contract, if terminated, would have a material adverse effect on our business, results of operations, financial condition or cash flows.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
        The euro is a fully convertible currency. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (“Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation residing outside of Germany (“Non-Resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, German Residents must report any claims against or any liabilities payable to Non-Residents if such claims or liabilities, in the aggregate, exceed €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more which they hold directly or indirectly in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% or more held directly or indirectly by a Non-Resident. For a discussion of the treatment of remittance of dividends, interest or other payments to Non-Resident holders of ADSs or ordinary shares, see below “— Taxation — German Taxation of Holders of ADSs or Ordinary Shares.”
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
        To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundeszentralamt für Steuern, D-53221 Bonn, Germany; http://www.bzst.bund.de/. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007.
        U.S. Holders must also submit to the German tax authorities certification (IRS Form 6166) of their U.S. residency status. Certification is obtained from the office of the Director of the Internal Revenue Service Center by filing a request for certification with the Internal Revenue Service (“IRS”), Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made by filing Form 8802 Application for United States Residency Certification.
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
Taxation of Capital Gains
        Half of a capital gain derived from the sale or other disposition by an individual holder resident in Germany of ADSs or ordinary shares is subject to income tax if the ADSs or ordinary shares are held as part of his or her trade or business or if the ADSs or ordinary shares held as part of his or her private assets are sold within a period of one year after acquisition. According to the coalition agreement reached between the political parties of the German federal government the one year period shall be abolished and a general capital gains tax for privately held shares shall be introduced. The details of such proposed change still need to be determined. In particular, the coalition agreement does not contain an effective date for such change which is not expected to take place before January 1, 2007.
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
        For U.S. foreign tax credit purposes, dividends paid by SAP AG generally will be treated as foreign-source income. For tax years beginning before January 1, 2007, dividends paid by SAP AG will be treated as “passive income” (or in the case of certain holders, as “financial services income”) and, for tax years beginning after December 31, 2006, dividends paid by SAP AG will be treated as “passive category income” (or in the case of certain holders, as “general category income”). Gains or losses realized by a U.S. Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss.
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
DOCUMENTS ON DISPLAY
        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the U.S. at 202-942-4320. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, material filed by SAP can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
        To ensure the adequacy and effectiveness of our foreign exchange hedge positions, and to monitor the risks and opportunities of our non-hedge portfolios, we continually monitor our foreign forward and option positions. In addition, we monitor our interest rate exposure, if any, both on a stand-alone basis and in conjunction with our underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates. In addition, we have entered into in the past, and expect to enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with our stock appreciation rights plan (STAR Plan) in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. There can be no assurance that the benefits achieved from hedging our STAR Plans exceed the related costs.
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
        We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada and Australia. We use foreign exchange derivatives that generally have maturities of twelve months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
        Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the next twelve months following the purchase date of the derivative instrument. However, we infrequently extend the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on our forecasts and anticipated exchange rate fluctuations in various currencies.

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

	Contract
	Notional
	Amounts
	Expected	Fair Value	Weighted Average
	Maturity Date	December 31,	Contractual
Foreign Currency Risk	2006	2005(1)	Exchange Rate

	€(000)	€(000)
Derivatives used to manage firm commitments
Foreign Currency Forward Contracts
(Receive Local Currency, Sell euro)
Japanese Yen	157,018	(591)	136.9271
Israeli Shekels	65,000	1074	5.5500
Czech Korunas	12,000	(9)	28.9810
Mexican Pesos	10,093	253	12.9100
Swiss Francs	3,331	(47)	1.5313
Singapore dollars	2,808	246	2.1365
U.S. dollars	2,273	12	1.1878
British Pounds	1,882	12	0.6908
Canadian dollars	1,442	14	1.3869
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	580,566	(20,539)	1.2340
Israeli Shekels	65,000	(572)	5.5076
Canadian dollars	53,660	(1,520)	1.4143
Japanese Yen	25,985	1	138.5432
British Pounds	24,425	248	0.6796
Swiss Francs	11,036	25	1.5495
Australian dollars	4,863	(28)	1.6246
Singapore dollars	2,804	(250)	2.1400
Mexican Pesos	169	(4)	12.8975
Foreign Currency Forward Contracts
(Receive Canadian dollars, Sell U.S. dollars)
U.S. dollars	8,477	343	0.8595
Derivatives used to manage anticipated Cash Flows
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	246,727	(13,177)	1.2581
British Pounds	100,995	(539)	0.6966
Japanese Yen	75,175	1,952	133.2890
Swiss Francs	61,273	659	1.5268
Canadian dollars	57,832	(4,350)	1.4862
Australian dollars	39,135	(988)	1.6775

(1)	Amounts included on SAP’s consolidated balance sheet.

INTEREST RATE RISK
        In order to maintain a liquid portfolio, we invest cash primarily in bank time deposits, notes and bonds, and fixed and variable rate marketable debt securities. We have in the past entered into, and in the future may enter into, interest rate swaps to better manage the interest income on our cash equivalents and marketable securities and to partially mitigate the impact of interest rate fluctuations on these investments. No interest rate swaps were outstanding as of December 31, 2005.
        The table below presents principal (or notional) amounts (in thousands of euro unless otherwise indicated), respective fair values at December 31, 2005 and related weighted average interest rates by year of maturity for SAP’s investment portfolio.

	Expected maturity Date							Fair Value
(€ (000), unless otherwise indicated)								December 31,
Marketable debt securities	2006	2007	2008	2009	2010	Thereafter	Total	2005

Fixed rate	125,711	462,437	—	—	—	5,572	593,720	556,899
Average interest rate	2.76%	4.23%	—	—	—	6.47%
Variable rate	13,509	23	40,037	20,000	—	—	73,569	73,539

Total investments	139,220	462,460	40,037	20,000	—	5,572	667,289	630,438

        Moreover, we held €910,850 thousand in liquid investments with original maturities exceeding three months. Since the remaining maturities of these investments are below 12 months we do not face considerable interest rate risk.
        We have lines of credit available that allow us to borrow money in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding at December 31, 2005 (in thousands of euro unless otherwise indicated), and related weighted average interest rates or the bank loans outstanding under lines of credit and overdrafts. Because the majority of the maturities is short term and the amounts borrowed are rolled over as necessary at current market rates of interest at such time, fair values of bank loans and overdrafts approximate carrying values.

Bank loans and overdrafts	2005

Fixed rate bank loans (€000)	19,445
Average interest rate of fixed rate bank loans	7.22%
Overdrafts (€000)	4,855

Total bank loans and overdrafts	24,300

EQUITY PRICE RISK
        We are exposed to equity price risks on the marketable portion of our equity securities. Our available-for-sale securities include investments in the high-technology industry, which historically have experienced high volatility. We typically do not attempt to reduce or eliminate market exposure on these securities.
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

        In many instances, we invest in privately held companies. Such investments are recorded at cost and therefore do not expose us to equity price risk as long as they are privately owned, although such investments are subject to evaluation for impairment. We recognized in financial income no net gains or losses from the sale of marketable equity securities in 2005. In 2004 we had net gains of €14 million resulting from this. In 2005, we recorded approximately €0.6 million of gains from equity method investments due to the application of the equity method of accounting and impairment charges of €4.0 million for other equity securities due to an other-than-temporary decline in fair value. In 2004, we recorded approximately €0.3 million of losses from equity method investments due to the application of the equity method of accounting and impairment charges of €5.1 million for other equity securities due to an other-than-temporary decline in fair value. There can be no assurance that changes in market conditions, the performance of companies in which we hold investments or other factors will not negatively impact our ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 2005, or will not result in the loss of amounts invested.
STAR Hedge
        To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 22 in “Item 18. Financial Statements”) through the purchase of derivative instruments from an independent financial institution. We are therefore further exposed to equity price risks on SAP shares, which underlie those derivative instruments.
        As of December 31, 2005 the following derivative instruments were designated as a hedge for the STAR Plan 2005, STAR Plan 2004 and STAR Plan 2003, respectively:

	Hedge of 3.8 million 2005 STARs

	Number of call
Buy/sell	options	Strike price

Buy	3,800,000	121.87
Sell	1,900,000	171.87
Sell	950,000	221.87
Fair value as of December 31, 2005 in €(000): 107,358

	Hedge of 3.0 million 2004 STARs

	Number of call
Buy/sell	options	Strike price

Buy	3,000,000	134.35
Sell	1,500,000	184.35
Sell	750,000	234.35
Fair value as of December 31, 2005 in €(000): 22,453

	Hedge of 2.0 million 2003 STARs

	Number of call
Buy/sell	options	Strike price

Buy	2,000,000	84.91
Sell	1,000,000	134.91
Sell	500,000	184.91
Fair value as of December 31, 2005 in €(000): 39,302

        The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR Plan, as described in Note 22 in “Item 18. Financial Statements.” The amounts of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payment dates reflect payment terms of the STAR Plan, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first €50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next €50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.
        The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are classified as other assets on SAP’s Consolidated Balance Sheets.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
        Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
        Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
        As of December 31, 2005, SAP’s disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the SEC is recorded, processed, summarized and reported in a timely manner. SAP’s management conducted an evaluation of the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2005. The evaluation was performed by our Global Internal Audit Services function as well as dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, our key corporate senior management, senior management of each business group, and under the supervision of our Chief Executive Officer (“CEO”), Henning Kagermann, and our Chief Financial Officer (“CFO”), Werner Brandt. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurances of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, SAP’s management, including the CEO and CFO, concluded that as of December 31, 2005 SAP’s disclosure controls and procedures were effective.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
        In 2003, our Supervisory Board determined that Wilhelm Haarmann, a member of the Supervisory Board and its Audit Committee, is an “audit committee financial expert.” Under applicable SEC and NYSE requirements, all members of SAP’s audit committee need to fulfill certain independence requirements from July 31, 2005 onwards. Due to the current business relationship between Wilhelm Haarmann and SAP, he does not fulfill these independence requirements (please refer to Note 34 in “Item 18. Financial Statements” for information regarding related party transactions between us and Wilhelm Haarmann). Wilhelm Haarmann therefore ceased being a member of the audit committee as of July 29, 2005.
        On July 29, 2005, Erhard Schipporeit, who was elected to the Supervisory Board in May 2005, was named to our Audit Committee. Our Supervisory Board determined that Erhard Schipporeit is an “audit committee financial expert.” Erhard Schipporeit is “independent,” as such term is defined in Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
        In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments) and the members of SAP’s Executive Board (including our principal executive officer and principal financial officer). We believe that our Code of Business

Conduct constitutes a “code of ethics” as defined by the SEC. The Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty and prevention of bribery. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company somewhat difficult. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets — as far as local legal requirements permit — at least these minimum standards, but may also include additional or more stringent rules of conduct.
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
        We have made our Code of Business Conduct and our Principles of Corporate Governance publicly available by posting the full text of both documents on our Web site under www.sap.com/corpgovernance (section “Statutes”). The published Code of Business Conduct is the code of our parent company, SAP AG. It is identical with the master code.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND ALL OTHER FEES
        Please refer to Note 35 to our consolidated financial statements in “Item 18. Financial Statements” for information on fees paid to our independent auditors KPMG for audit services and other professional services.
AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES
        As required under German law, our shareholders appoint our independent auditors to audit our financial statements, based on a proposal that is legally required to be submitted by the Supervisory Board. The Supervisory Board’s proposal is based on a proposal by the Audit Committee. See also the description under the heading “Corporate Governance” in “Item 10. Additional Information.”
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
        The rules of the SEC and the NYSE require all members of the audit committee to be independent. However, if an employee of a foreign private issuer such as SAP who is not an executive officer of that issuer is elected to the supervisory board or audit committee of that issuer pursuant to the issuer’s governing law, such employee is exempt from the independence requirements and thus permitted to sit on the audit committee pursuant to the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act.
        We rely on this exemption. Our audit committee includes two members who are non-executive employees of SAP AG, Bernhard Koller and Stefan Schulz, who are named to our Supervisory Board pursuant to the German Co-determination Act (see Item 6 for details). We believe that the reliance on this exemption does not materially adversely affect the ability of our audit committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
        The following table sets out information concerning purchases of our ordinary shares under our supported Employee Discount Stock Purchase programs, Long-Term Incentive Plan 2000, Stock Option Plan 2002 and share buy back program.

		(b)	(c)	(d)
	(a)	Average Price	Total Number of Shares	Maximum Number of
	Total Number	Paid per	Purchased as Part of	Shares that May Yet
	of Shares	Share	Publicly Announced	Be Purchased Under
Period	Purchased	(in €)	Plans or Programs	the Plans or Programs

January 1/1/05 – 1/31/05	955,086	119.75	955,086	25,294,404
February 2/1/05 – 2/28/05	307,510	123.26	307,510	25,001,902
March 3/1/05 – 3/31/05	13,249	122.73	13,249	25,594,123
April 4/1/05 – 4/30/05	510,945	121.41	510,945	25,097,123
May 5/1/05 – 5/31/05	344,389	128.19	344,022	24,835,276
June 6/1/05 – 6/30/05	223,894	137.79	221,510	25,071,239
July 7/1/05 – 7/31/05	21,050	144.97	21,050	25,061,239
August 8/1/05 – 8/31/05	512,798	137.96	512,798	24,879,677
September 9/1/05 – 9/30/05	11,298	143.56	11,298	24,939,684
October 10/1/05 – 10/31/05	114,206	142.08	114,206	25,058,815
November 11/1/05 – 11/30/05	11,345	146.55	11,345	25,119,475
December 12/1/05 – 12/31/05	370,147	154.63	370,147	24,967,126

Total	3,395,917	130.00	3,393,166

        All purchases were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Shareholders’ Meeting on May 12, 2005, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2006, up to 30 million shares of SAP subject to the provision that the shares to be purchased by virtue of this authorization, together with any other shares already acquired and held by SAP, do not account for more than 10% of the SAP’s capital stock.
        All purchases were made in market transactions effected on the Frankfurt Stock Exchange, with the exception of the purchases of ADSs shown in the table below, which were made in market transactions effected on the New York Stock Exchange.

        The following table sets out information concerning purchases of our ADSs under our supported Employee Discount Stock Purchase programs.

		(b)	(c)	(d)
	(a)	Average Price	Total Number of ADSs	Maximum Number of
	Total Number	Paid per	Purchased as Part of	ADSs that May Yet
	of ADSs	ADS	Publicly Announced	Be Purchased Under
Period	Purchased	(in U.S.$)	Plans or Programs	the Plans or Programs

January 1/1/05 – 1/31/05	21,106	41.06	21,106	N/A
February 2/1/05 – 2/28/05	29,030	39.67	29,030	N/A
March 3/1/05 – 3/31/05	92,001	41.11	92,001	N/A
April 4/1/05 – 4/30/05	26,035	39.05	26,035	N/A
May 5/1/05 – 5/31/05	31,948	41.55	31,948	N/A
June 6/1/05 – 6/30/05	24,175	41.99	24,175	N/A
July 7/1/05 – 7/31/05	24,149	42.91	24,149	N/A
August 8/1/05 – 8/31/05	35,593	42.61	35,593	N/A
September 9/1/05 – 9/30/05	24,612	43.51	24,612	N/A
October 10/1/05 – 10/31/05	24,859	43.36	24,859	N/A
November 11/1/05 – 11/30/05	32,475	42.85	32,475	N/A
December 12/1/05 – 12/31/05	24,868	44.33	24,868	N/A

Total	388,851	41.84	388,851

PART III
ITEM 17. FINANCIAL STATEMENTS
        Not applicable.
ITEM 18. FINANCIAL STATEMENTS
        Reference is made to pages F-1 through F-65, and to page S-1, incorporated herein by reference.
        The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:
        Report of Independent Registered Public Accounting Firm.
        Consolidated Statements of Income for the years ended 2005, 2004 and 2003.
        Consolidated Balance Sheets as of December 31, 2005 and 2004.
        Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2005, 2004 and 2003.
        Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
        Notes to Consolidated Financial Statements.
        Schedule for the years ended December 31, 2005, 2004 and 2003:
        Schedule II — Valuation and Qualifying Accounts and Reserves.

ITEM 19. EXHIBITS
        The following documents are filed as exhibits to this Annual Report on Form 20-F:

1	Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).
2.1	Form of global share certificate for ordinary shares (English translation).
2.2	Form of American Depositary Receipt.(1)
4.1	Form of Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts, dated as of December 3, 2004.(2)
4.2	Credit Facility Agreement among SAP as Borrower; ABN AMRO Bank N.V., BNP Paribas, Deutsche Bank AG and J.P. Morgan plc as Mandated Lead Arrangers; ABN AMRO N.V. London Branch as Agent; and the lenders named in the Credit Agreement, dated as of November 5, 2004.(3)
4.3	Agreement and Plan of Merger dated as of February 28, 2005, among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc.(4)
4.4	Amendment dated as of March 16, 2005 to Agreement and Plan of Merger dated as of February 28, 2005 among SAP America, Inc., Sapphire Expansion Corporation and Retek Inc.(5)
4.5	Employment Contract for Executive Board Member Shai Agassi, dated May 5, 2005.
4.6	Form of Employment Contract for Executive Board Members (other than Shai Agassi).
4.7	Bonus Schedule Board Members 2005, dated February 9, 2005.
8	Subsidiaries, Equity Method Investments, and Other Investments of SAP AG.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Registered Independent Public Accounting Firm.

(1)	Incorporated by reference to Form 8-A of SAP AG, filed on May 3, 2001.

(2)	Incorporated by reference to the Current Report on Form 6-K of SAP AG, filed on December 13, 2004.

(3)	Incorporated by reference to the Annual Report on Form 20-F of SAP AG, filed March 22, 2005.

(4)	Incorporated by reference to the Tender Offer Statement on Schedule TO, filed by SAP America, Inc. and Sapphire Expansion Corporation on March 4, 2005.

(5)	Incorporated by reference to Amendment No. 4 to Tender Offer Statement on Schedule TO, filed on March 17, 2005 by SAP America, Inc. and Sapphire Expansion Corporation.

SIGNATURE
        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAP AG
(Registrant)

By: /s/ HENNING KAGERMANN

Name: Prof. Dr. Henning Kagermann
Title: Chief Executive Officer
Dated March 22, 2006

By: /s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: Chief Financial Officer
Dated March 22, 2006

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board of SAP AG:
We have audited the accompanying consolidated balance sheets of SAP AG and subsidiaries (“SAP AG” or “the company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position if SAP AG as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.
Mannheim, Germany
March 10, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,
(in thousands except for per share data)

	Note	2005(1)	2005	2004	2003

		US$ (000)	€ (000)	€ (000)	€ (000)
Software revenue		3,295,334	2,782,751	2,361,012	2,147,591
Maintenance revenue		3,760,595	3,175,642	2,823,189	2,568,807
Product revenue		7,055,929	5,958,393	5,184,201	4,716,398
Consulting revenue		2,532,934	2,138,941	1,970,606	1,953,459
Training revenue		405,548	342,466	302,443	299,331
Service revenue		2,938,482	2,481,407	2,273,049	2,252,790
Other revenue		86,007	72,629	57,243	55,418

Total revenue	(5)	10,080,418	8,512,429	7,514,493	7,024,606

Cost of product		(1,176,179)	(993,227)	(916,278)	(962,757)
Cost of service		(2,279,128)	(1,924,614)	(1,783,453)	(1,694,062)
Research and development		(1,289,158)	(1,088,632)	(908,056)	(872,225)
Sales and marketing	(6)	(2,067,875)	(1,746,221)	(1,523,662)	(1,411,004)
General and administration		(515,346)	(435,185)	(366,425)	(354,043)
Other operating income/ expense, net	(7)	7,321	6,182	1,762	(6,496)

Total operating expenses	(8)	(7,320,365)	(6,181,697)	(5,496,112)	(5,300,587)

Operating income		2,760,053	2,330,732	2,018,381	1,724,019

Other non-operating income/ expense, net	(9)	(29,796)	(25,161)	13,274	36,309
Financial income/ expense, net	(10)	12,772	10,785	40,987	16,287

Income before income taxes and minority interest		2,743,029	2,316,356	2,072,642	1,776,615

Income taxes	(11)	(967,554)	(817,053)	(757,269)	(692,640)
Minority interest		(3,429)	(2,896)	(4,852)	(6,912)

Net income		1,772,046	1,496,407	1,310,521	1,077,063

Earnings per share — basic in €	(12)	5.72	4.83	4.22	3.47
Earnings per share — diluted in €	(12)	5.70	4.81	4.20	3.46

(1)	The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of US$ 1.1842 to € 1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as of December 31,

	Note	2005(2)	2005	2004

		US$ (000)	€ (000)	€ (000)
Assets
Goodwill	(13)	741,956	626,546	456,707
Other intangible assets	(13)	165,429	139,697	68,186
Property, plant, and equipment	(14)	1,296,658	1,094,965	999,083
Financial assets	(15)	632,546	534,155	100,382

Fixed assets		2,836,589	2,395,363	1,624,358
Inventories	(16)	22,945	19,376	11,692
Accounts receivable, net	(17)	2,665,666	2,251,027	1,929,100
Other assets	(18)	752,623	635,554	537,645

Accounts receivable and other assets		3,418,289	2,886,581	2,466,745
Marketable securities	(15)	248,167	209,565	10,164
Liquid assets	(19)	3,805,512	3,213,572	3,196,542

Non-fixed assets		7,494,913	6,329,094	5,685,143
Deferred taxes	(11)	296,877	250,698	205,601
Prepaid expenses and deferred charges	(20)	103,721	87,587	70,370

Total assets		10,732,099	9,062,742	7,585,472

thereof total current assets		7,390,740	6,241,125	4,849,537

	Note	2005	2005	2004

		US$ (000)	€ (000)	€ (000)
Shareholders’ Equity and Liabilities
Subscribed capital(1)		374,750	316,458	316,004
Treasury stock		(918,132)	(775,318)	(569,166)
Additional paid-in capital		441,431	372,767	322,660
Retained earnings		7,088,841	5,986,186	4,830,156
Accumulated other comprehensive loss		(139,564)	(117,855)	(305,401)
Shareholders’ equity	(21)	6,847,326	5,782,238	4,594,253
Minority interests		9,018	7,615	21,971
Pension liabilities and similar obligations	(23)	217,442	183,619	139,690
Other reserves and accrued liabilities	(24)	2,177,910	1,839,140	1,768,723

Reserves and accrued liabilities		2,395,352	2,022,759	1,908,413
Bonds		8,203	6,927	7,277
Other liabilities	(25)	993,280	838,778	728,838

Other liabilities		1,001,483	845,705	736,115
Deferred income	(26)	478,920	404,425	324,720

Total shareholders’ equity and liabilities		10,732,099	9,062,742	7,585,472

thereof current liabilities		3,294,071	2,781,685	2,591,872

(1)	Contingent capital € 52,930 thousand (2004: € 55,247 thousand)

(2)	The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of US$ 1.1842 to € 1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
for the years ended

	Number of		Additional
	shares issued	Subscribed	paid-in	Retained
	and outstanding	capital	capital	earnings

	(000)	€ (000)	€ (000)	€ (000)
December 31, 2002	314,963	314,963	185,180	2,871,106
Net income				1,077,063
Other comprehensive income/loss, net of tax

Total Comprehensive income

Stock-based compensation			101,173
Dividends				(186,346)
Treasury Stock transactions			(36)
Convertible bonds and stock options exercised	451	451	12,243
Other			(2,005)	(737)

December 31, 2003	315,414	315,414	296,555	3,761,086

Net income				1,310,521
Other comprehensive income/loss, net of tax

Total Comprehensive income

Stock-based compensation			186
Dividends				(248,716)
Treasury Stock transactions			8,881
Convertible bonds and stock options exercised	590	590	21,389
Other			(4,351)	7,265

December 31, 2004	316,004	316,004	322,660	4,830,156

Net income				1,496,407
Other comprehensive income/loss, net of tax

Total Comprehensive income

Stock-based compensation			(36,356)
Dividends				(340,425)
Treasury Stock transactions			48,136
Convertible bonds and stock options exercised	454	454	42,294
Other			(3,967)	48

December 31, 2005	316,458	316,458	372,767	5,986,186

The accompanying Notes are an integral part of these Consolidated Financial Statements

Accumulated other comprehensive income/loss

					Currency effects
	Unrealized	Additional	Unrealized		from intercompany
Currency	gains/ losses	minimum	gains/		long-term
translation	on marketable	pension	losses on cash	Unrealized gains	investment	Treasury
adjustment	securities	liability	flow hedges	on STAR hedges	transactions	Stock	Total

€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
(103,249)	(3,139)	(20,005)	712	0	0	(373,477)	2,872,091
							1,077,063
(148,424)	19,118	16,283	12,729	23,996			(76,298)

							1,000,765

							101,173
							(186,346)
						(88,154)	(88,190)
							12,694
							(2,742)

(251,673)	15,979	(3,722)	13,441	23,996	0	(461,631)	3,709,445

							1,310,521
(70,723)	(7,678)	(7,019)	(131)	(15,398)	(2,473)		(103,422)

							1,207,099

							186
							(248,716)
						(107,535)	(98,654)
							21,979
							2,914

(322,396)	8,301	(10,741)	13,310	8,598	(2,473)	(569,166)	4,594,253

							1,496,407
120,136	2,867	766	(22,273)	42,814	43,236		187,546

							1,683,953

							(36,356)
							(340,425)
						(206,152)	(158,016)
							42,748
							(3,919)

(202,260)	11,168	(9,975)	(8,963)	51,412	40,763	(775,318)	5,782,238

The accompanying Notes are an integral part of these Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

	Note	2005(1)	2005	2004	2003

		US$ (000)	€ (000)	€ (000)	€ (000)
Net income		1,772,045	1,496,407	1,310,521	1,077,063
Minority interest		3,430	2,896	4,852	6,912

Income before minority interests		1,775,475	1,499,303	1,315,373	1,083,975
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization		241,038	203,545	209,669	215,517
Result from equity investments, net	(10)	(722)	(610)	342	234
Gains on disposal of property, plant, and equipment and equity securities		(6,870)	(5,801)	(13,485)	(3,987)
Write-downs of financial assets, net		16,009	13,519	17,800	15,421
Impacts of STAR hedging		8,762	7,399	(7,428)	2,967
Stock-based compensation including income tax benefits		59,324	50,096	18,828	110,280
Change in accounts receivable and other assets		(429,924)	(363,050)	(164,798)	64,329
Change in reserves and liabilities		195,954	165,474	433,545	(44,284)
Deferred tax expense/benefit		(19,023)	(16,064)	19,205	92,622
Change in other assets		(26,935)	(22,745)	(3,545)	21,024
Change in deferred income		90,987	76,834	19,821	(58,609)

Net cash provided by operating activities	(27)	1,904,075	1,607,900	1,845,327	1,499,489

Acquisition of minorities in subsidiaries		(71,008)	(59,964)	(168,103)	(8,971)
Other acquisitions, net of cash and cash equivalents acquired		(209,424)	(176,849)	(19,181)	(54,192)
Purchase of intangible assets and property, plant, and equipment		(309,979)	(261,762)	(192,682)	(218,820)
Purchase of financial assets		(542,546)	(458,154)	(42,749)	(29,308)
Proceeds from disposal of fixed assets		37,212	31,424	116,735	35,275
Purchase of marketable securities		(236,131)	(199,401)	(8,812)	(3)
Change in liquid assets (maturities exceeding 3 months)		640,949	541,251	(433,530)	(916,607)

Net cash used in investing activities		(690,927)	(583,455)	(748,322)	(1,192,626)

Dividends paid		(403,131)	(340,425)	(248,716)	(186,346)
Purchase of treasury stock		(538,049)	(454,357)	(175,018)	(127,215)
Proceeds from reissuance of Treasury Stock		243,583	205,695	55,856	27,435
Proceeds from issuance of common stock (Stock-based compensation)		50,622	42,748	15,395	6,944
Proceeds from bonds		0	0	0	846
Repayment of bonds		(414)	(350)	(2,806)	(430)
Proceeds from convertible bonds		0	0	6,754	5,749
Proceeds from short-term and long-term debt		69	58	3,909	775
Repayments made of short-term and long-term debt		(795)	(671)	(491)	(3,963)
Proceeds from the exercise of equity derivative instruments (STAR hedge)		46,513	39,278	0	0
Acquisition of derivative equity instruments (STAR hedge)		(55,496)	(46,864)	(43,041)	(38,800)

Net cash used in financing activities		(657,098)	(554,888)	(388,158)	(315,005)

Effect of foreign exchange rates on cash		105,067	88,724	(41,791)	(50,406)
Net increase in cash and cash equivalents		661,117	558,281	667,056	(58,548)
Cash and cash equivalents at the beginning of the year		1,783,160	1,505,793	838,737	897,285

Cash and cash equivalents at the end of the year	(19)	2,444,277	2,064,074	1,505,793	838,737

(1)	The 2005 figures have been translated solely for the convenience of the reader at an exchange rate of US$ 1.1842 to € 1.00. the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2005.
The accompanying Notes are an integral part of these Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A. BASIS OF PRESENTATION
(1) GENERAL
        The accompanying Consolidated Financial Statements of SAP AG, together with its subsidiaries (collectively, “SAP,” the “Group,” or the “Company”), have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
        SAP is an international corporation with headquarters in Walldorf, Germany. SAP develops, markets, and sells a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. SAP also offers support and other services (including consulting and training) related to its software offering (see Note 32 for more information).
        Certain amounts reported in previous years have been reclassified to conform to the 2005 presentation. These reclassifications include adjustments to the previously reported amounts of Cost of Product and Research and Development expense. See Note 8 for more information. In addition adjustments have been made to the 2004 and 2003 balances of cash and cash equivalents. See Note 19 for more information.
        SAP is exempt as outlined in the German Commercial Code Implementation Act, (Einführungsgesetz zum HGB-EGHGB), section 58 paragraph 5 and the German Commercial Code (Handelsgesetzbuch — HGB), section 292a, from preparing consolidated financial statements in accordance with German GAAP since its Consolidated Financial Statements are prepared in accordance with U.S. GAAP.
        Amounts included in the Consolidated Financial Statements are reported in thousands of euros (“€(000)”) unless otherwise stated. All financial data that is presented in U.S. dollars (“US$”) has been converted, for the convenience of the reader, at the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2005, which was U.S.$1.1842 per €1.00. Financial data that has been presented in U.S. dollars is unaudited and presented solely for the convenience of the reader.
        SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company’s control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, the United Kingdom, and Japan (see Note 32). SAP’s future revenue and results of operations may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of the Company’s business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy under which it may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, and Australian dollar could significantly impact the Company’s reported financial position and results of operations.
(2) SCOPE OF CONSOLIDATION
        The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to consolidated entities have been eliminated.

        The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total

December 31, 2004	15	73	88
Additions	2	14	16
Disposals	0	1	1

December 31, 2005	17	86	103

        The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2005 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The addition relates to six newly founded companies and to 10 legal entities added in connection with acquisitions. The disposal is due to the liquidation of a consolidated legal entity.
        In 2005 three companies in which SAP does not have a controlling financial interest but in respect of which SAP does have the ability to exercise significant influence over the operating and financial policies (“equity method investments”), are accounted for using the equity method (2004: five companies).
        All subsidiaries and equity method investments are listed in Note 38 with ownership percentages, revenues, net income, equity, and numbers of employees.
        Under German law, subsidiaries of a holding company are exempt from preparing stand-alone financial statements if they are included in the consolidated financial statements of their holding company and the use of this exemption is disclosed in the notes to the consolidated financial statements. Pursuant to HGB, section 264 paragraph 3 or section 264b the following subsidiaries are exempt from preparing stand-alone financial statements and a review of operations:

•	SAP Deutschland AG & Co. KG, Walldorf

•	SAP Hosting AG Co. KG, St Leon-Rot

•	Steeb Anwendungssysteme GmbH, Abstatt

•	SAP Passau GmbH & Co. KG, Passau

•	SAP Projektverwaltungs und Beteiligungs GmbH, Walldorf

•	SAP Beteiligungsverwaltung GmbH, Walldorf

•	SAP Administrations Beteiligungs GmbH, Walldorf.
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
Foreign Currencies
        The assets and liabilities of foreign operations where the functional currency is not euros are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Other comprehensive income/loss in the Consolidated Statements of Changes in Shareholders’ Equity.
        Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/ expense, net in the Consolidated Statements of Income.
        The exchange rates of key currencies affecting the Group are as follows:
Exchange Rates

		Closing rate at
		December 31		Annual average exchange rate

		to € 1.00	to € 1.00	to € 1.00	to € 1.00	to € 1.00
		2005	2004	2005	2004	2003

U.S. dollar	US$	1.1797	1.3621	1.2360	1.2490	1.1394
Japanese yen	JPY	138.90	139.65	137.08	134.73	130.98
British pound	GBP	0.6853	0.7051	0.6827	0.6795	0.6936
Canadian dollar	CAD	1.3725	1.6416	1.4908	1.6163	1.5835
Australian dollar	AUD	1.6109	1.7459	1.6246	1.7003	1.7307
Swiss franc	CHF	1.5551	1.5429	1.5478	1.5421	1.5226
Revenue Recognition
        Substantially all of the Company’s revenues are derived from the sale or the license of the Company’s software products and the sale of maintenance, consulting, development, training, and other services. The Company’s standard license agreement provides a perpetual license to use the Company’s products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, development, training, or other services in conjunction with the software license.
        The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended. Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements (for example, maintenance, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example software). The Company allocates revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenue for the undelivered elements (for example, maintenance, consulting, or other services) and recognizes the residual amount of the arrangement fee attributable to the delivered element (for example, software), if any, when the basic criteria in SOP 97-2 have been met.
        Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, revenue is recognized when all of the following four criteria have been met:

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
        The Company occasionally licenses software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenues for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.
        If an arrangement includes the right to undelivered unspecified additional software products, the entire arrangement is accounted for as a subscription. Revenue from the arrangement is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.
        The Company recognizes revenue from resellers upon evidence of sell-through to the end customer. If SAP becomes aware that a reseller has granted contingent rights to an end-customer, the Company defers revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
        In multiple-element arrangements involving software and consulting, training, or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.
        Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, the Company ceases recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses and subscriptions, SAP allocates a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.
        Consulting, training, and other service revenues are recognized as the respective services are performed, generally on a time-and-materials basis. Consulting revenues attributed to fixed-price arrangements are recognized using the proportional performance method, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s software products and do not typically involve significant production, modification, or customization of the software. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

        Revenues for arrangements that involve significant production, modification, or customization of the software and those in which services are not available from third-party vendors and therefore deemed essential, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting. If SAP does not have a sufficient basis to measure the progress of completion, revenue is recognized when final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example maintenance, hosting) such elements are accounted for separately provided that the elements have stand-alone value and company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the unit delivering the services.
        The Company periodically enters into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. The Company recognizes software revenue in conjunction with these arrangements based upon the percentage of completion method. Beginning in 2005, the Company classifies the development costs associated with these arrangements as Cost of Product. See Note 8 for more information.
        Hosting services are recognized ratably over the term of hosting contract. Revenues from hosting services were not material in any of the periods presented.
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
Research and Development
        Research and development costs are expensed as incurred. Research and development costs incurred between the date on which technological feasibility is established and the date of which the related product is available-for-sale should be capitalized. Historically, such costs have not been material and consequently have not been capitalized.
Advertising Costs
        Advertising costs are expensed as incurred.
Rental Expense
        SAP is a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to SAP the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured. Some operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease.
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
        Purchased intangible assets with estimable useful lives, are recorded at acquisition cost and generally amortized on a straight-line basis over their estimated useful life of two to 12 years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of SAP’s intangible assets, with the exception of goodwill and the aggregate minimum pension liability offset, have estimable useful lives and are therefore subject to amortization.
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
Property, Plant, and Equipment
        Property, plant, and equipment is valued at acquisition cost plus the fair value of related asset retirement costs, if any, and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

Useful lives of property,
plant, and equipment

Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years
        Generally, property, plant, and equipment is depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.
        During the third quarter of 2005, after a comprehensive review of owned property, plant, and equipment, SAP revised its estimates of the depreciable lives and salvage values of certain property, plant, and equipment to better reflect their remaining economic lives and salvage values. The effect of these changes in estimates on the year ended December 31, 2005, was not material.
        Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured.

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
Financial Assets and Marketable Securities
        Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on management’s intent with respect to holding such investments. If it is readily determinable, marketable securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of other comprehensive income within shareholders’ equity. The Company does not classify marketable debt or equity securities as trading.
        Investments in privately held companies over which SAP does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recognized in earnings in the line item Financial income, net in the period a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.
        Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for SAP’s proportionate share of the investees’ net income or losses and for amortization of any step up in the value of the acquired assets over the investees’ book value. The excess of SAP’s initial investment in equity method companies over its ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill (“investor level goodwill”) which is not amortized. An impairment loss on SAP’s equity method investments is recognized when the carrying value of the investment exceeds the realizable value on an other-than-temporary basis.
        All marketable debt and equity securities, cost method investments, and equity method investments, are evaluated for impairment at least annually or earlier if SAP becomes aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, SAP considers whether it has the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other than temporary, the asset is written down to fair value through an impairment charge and a new cost basis is established.
        Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, SAP performs an individual loan review. The same applies if SAP becomes aware of any change in the debtor’s financial condition that indicates a delay or shortfall in payments may result. If it is probable that SAP will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on SAP’s best estimate of the amount that will be recoverable.

        Dividend and interest income are recognized when earned.
Non-Fixed Assets
        Non-fixed assets are comprised of Inventories, Accounts receivable, Other assets, Marketable securities, and Liquid assets including amounts to be realized in excess of one year. The respective amounts to be realized in excess of one year are disclosed in the Notes.
Inventories
        Inventories recorded at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.
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
        With the exception of investments in insurance policies held for employee-financed pension plan, which are recorded at actuarially determined values including premiums paid and guarantied interest, all Other assets are recorded at historical cost which approximates fair value due to their short-term nature.
Liquid Assets
        Liquid assets are comprised of cash and cash equivalents and time deposits with original maturities exceeding three months.
Cash and Cash Equivalents
        Cash and cash equivalents for purposes of the Consolidated Statements of Cash Flows consist of cash at banks, highly liquid investments with original maturities of three months or less. The Consolidated Statements of Cash Flows are reconciled to cash and cash equivalents, which are reconciled to liquid assets in Note 19.
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
Pension Benefit Liabilities
        The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS 87, Employers’ Accounting for Pensions (“SFAS 87”). The assumptions used to calculate pension liabilities and costs are shown in Note 23. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group’s Consolidated Financial Statements. Amortization of an unrecognized net gain or loss is included as a component of the Group’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.
        The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.
Stock-Based Compensation
        Through December 31, 2005, the Company accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense is recorded only if on the date of grant the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.
        SFAS 123 Accounting for Stock-Based Compensation, (“SFAS 123”) and SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, the Company elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of

SFAS 123, as currently effective at December 31, 2005. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	2005	2004	2003

Net income (in €(000))
As reported	1,496,407	1,310,521	1,077,063
Add: Expense for stock-based compensation, net of tax according to APB 25	31,130	23,445	85,700
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	138,468	181,323	205,109

Pro-forma	1,389,069	1,152,643	957,654

Earnings per share (in €)
Basic — as reported	4.83	4.22	3.47
Diluted — as reported	4.81	4.20	3.46
Basic — pro-forma	4.48	3.71	3.08
Diluted — pro-forma	4.48	3.70	3.08
Derivative Financial Instruments
        SAP uses forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 31, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.
        SAP accounts for derivatives and hedging activities in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, or in the period the derivative contract is terminated, if earlier. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, SAP excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.
Treasury Stock
        Treasury shares are recorded at acquisition cost and are included as a separate component of Shareholders’ equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to the Additional paid-in capital on an after-tax basis.
Accumulated Other Comprehensive Income/Loss
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
New Accounting Standards Not Yet Adopted
        In June 2005 the FASB ratified EITF 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements). EITF 05-5 provides guidance on the accounting for the German Altersteilzeit (“ATZ”) early retirement program and other types of benefit arrangements with the same or similar terms. The ATZ program is a German early retirement program designed to create an incentive for employees, within a certain age group, to changeover from full or part-time employment into retirement before their legal retirement age. The ATZ program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, Employer’s Accounting for Postemployment Benefits — an amendment of FASB Statements No. 5 and 43 (“SFAS 112”), with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period ends. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate under SFAS 154 ‘Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3’ (SFAS 154) in fiscal years beginning after December 15, 2005. SAP expects the adoption of EITF 05-5 in the first quarter of 2006 to have no material effects on SAP’s financial statements.
        In May 2005, the FASB issued SFAS 154,. SFAS 154 requires that the correction of an error, a voluntary change of accounting principles, and the first-time adoption of a new accounting pronouncement without specified transition method shall be applied retrospectively to prior periods’ financial statements, unless it is impracticable to do so. Impracticability could occur if the direct period-specific effects or the direct cumulative effect of the accounting change can not be determined. In addition, SFAS 154 contains a new definition of changes in accounting estimates that shall be applied on a prospective basis to financial statements. Under SFAS 154 a change in depreciation, amortization, or depletion method for a long-lived, non-financial asset is a change in estimate affected by a change in accounting principle, SFAS 154 is effective for fiscal years beginning after December 15, 2005. SAP does not expect the adoption of SFAS 154 to have a material impact on the consolidated financial statements.
        In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R establishes accounting guidance for share-based payments and transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased, or cancelled after that date. In April 2005, the U.S. Securities and Exchange Commission (SEC) issued a release allowing postponement of the effective date of SFAS 123R. In accordance with the SEC release, SAP will adopt SFAS 123R as of January 1, 2006, using the modified version of prospective application. SAP expects the cumulative effect from the adoption of SFAS 123R including the remeasurement from intrinsic value to fair value of liability classified awards (STAR 2003, STAR 2004, STAR 2005) to be immaterial, due to the fact that the difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005, was immaterial. See Note 22 for information about the effects of applying the fair value method to account for stock-based employee compensation on the Group’s Consolidated Financial Statements.

(4) ACQUISITIONS
        In 2005, SAP acquired four unrelated companies and completed two business combinations in the form of asset deals, the results from which are included in SAP’s results since the respective dates of acquisition. SAP also acquired software (intellectual property) from other companies, without acquiring related businesses in the meaning of SFAS 141, Business Combinations (“SFAS 141”). These transactions were immaterial individually and in the aggregate. Three of the acquired companies developed and sold software and the, one acquired company provided support services. The two businesses acquired through asset deals developed and sold software. The aggregate purchase price of these acquisitions was paid in cash and amounted to €176.8 million net of cash received and was allocated as follows: €91.5 million as identifiable intangible assets with estimated useful lives ranging from two to 12 years, €0.3 million as in-process research and development which was expensed at the acquisition date since the acquired technologies had no alternative future use and €(14.1) million as other assets net of liabilities. The remaining €99.1 million was allocated as goodwill, of which €3 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2005 was assigned to the Product, Consulting, and Training segments in the amounts of €84.2 million, €12.9 million, and €2.0 million, respectively. The aggregate purchase price related to SAP’s 2005 acquisitions may increase by approximately €17 million if certain earn-out considerations and milestones are subsequently achieved by the acquired companies.
        Also in 2005, SAP acquired shares in its subsidiary SAP Systems Integration AG (SAP SI), increasing its ownership interest from 91.6% as of December 31, 2004, to 96.5% as of December 31, 2005. The acquisition of shares of SAP SI was accounted for like a purchase business combination. The aggregate purchase price for the SAP SI shares acquired in 2005 was €60.0 million (2004: €168.1 million) which was paid in cash. SAP allocated €44.2 million of the aggregate purchase price to goodwill of the Consulting segment, €14.5 million to minority interests and €1.3 million to identifiable intangible assets. The recorded goodwill is not expected to be tax deductible. In connection with SAP’s acquisition of additional SAP SI shares during 2004, SAP AG offered participants of SAP SI’s stock option plan a cash settlement for the outstanding convertible bonds. The majority of plan participants accepted the offer. The resulting cash payments amount to approximately €9.0 million. Most of this was paid in 2005 and 2004. As of December 31, 2005 and 2004, convertible bonds outstanding were immaterial.
        In connection with the 2005 transactions discussed above, SAP assigned the following amounts to identifiable intangible assets:
Identifiable intangible assets

		Estimated useful
	€ million	life (in years)

Customer contracts	12.1	2 - 10
Intellectual Property	80.7	3 - 12
In-process research and development	0.3	expensed at the
		acquisition date

Identifiable intangible assets acquired	93.1

        During the year ended December 31, 2004, SAP completed certain acquisitions, which were immaterial individually and in the aggregate. These acquisitions were accounted for using the purchase method and are included in SAP’s Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2004 was €186.6 million, of which €22.3 million was assigned to identifiable intangible assets with estimated useful lives ranging from 0.5 to 6.5 years, €0.5 million as in-process research and development which was expensed at the acquisition date since the acquired technologies had no alternative future use, €42.0 million to minority interests and €(5.1) million as other assets net of liabilities.

The remaining €126.9 million was recorded as goodwill. The goodwill recognized in 2004 was assigned to the Product and Consulting segments in the amounts of €1.7 million and €125.2 million, respectively.
B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME
(5) REVENUE
        Revenue information by segment and geographic region is disclosed in Note 32. Other revenue primarily relates to income derived from marketing events.
(6) SALES AND MARKETING
        Sales and marketing expense includes advertising costs, which amounted to €185 million, €170 million, and €162 million in 2005, 2004, and 2003 respectively.
(7) OTHER OPERATING INCOME/ EXPENSE, NET
        Other operating income/ expense for the years ended December 31 is as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Bad debt expense	(3,409)	(1,791)	0
Restructuring costs — severance obligations	(899)	(5,796)	(3,384)
Restructuring costs — unused lease space	(632)	(1,210)	(17,164)
Expenses to obtain rental income	0	(1,517)	(3,297)
Other	(2,983)	(2,834)	(835)

Other operating expense	(7,923)	(13,148)	(24,680)

Rental income	6,811	7,135	9,870
Receipt of insurance proceeds	1,618	4,318	2,002
Reductions of bad debt allowance	0	0	5,368
Other	5,676	3,457	944

Other operating income	14,105	14,910	18,184

	6,182	1,762	(6,496)

        Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of product or cost of service sold. Total provisions for allowances for doubtful accounts charged to the respective functional cost category of product or cost of service sold approximated €9.0 million, €0 million and €12.3 million during 2005, 2004, and 2003, respectively.
        See Note 24 for more detailed information about costs incurred in connection with exit activities.
(8) FUNCTIONAL COSTS AND OTHER EXPENSES
        The information provided below is classified based upon the type of expense. The Consolidated Statements of Income include these amounts in various categories based upon the applicable line of business.

Cost of Services and Materials
        Cost of purchased services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31, are as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Raw materials and supplies, purchased goods	30,030	27,124	26,052
Purchased services	827,831	722,727	643,815

	857,861	749,851	669,867

Personnel Expenses/ Number of Employees
        Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31, are as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Salaries	2,882,828	2,513,791	2,479,416
Social costs	379,240	350,052	346,579
Pension expense	109,479	104,175	110,595

	3,371,547	2,968,018	2,936,590

        Included in personnel expenses for the years ended December 31, 2005, 2004, and 2003, are expenses associated with the stock-based compensation plans as described in Note 22.
        The average number of employees in full-time equivalents was as follows:

	2005	2004	2003

Employees in full-time equivalents	34,550	31,224	29,098
        Certain employees who are currently employed by SAP but who are not currently operational or who work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.
        The Company made certain adjustments to amounts previously reported in 2004 and 2003 as Cost of Product and Research and Development expense. The Company determined that these adjustments were necessary to properly classify certain development costs associated with contracts with one or more customer to jointly produce, modify, or customize software. Such costs were previously reported in Research and Development expense reflecting the fact that the software had not reached technological feasibility. However, these costs should have been reported as contract costs and included in Cost of Product consistent with the accounting for the related contract software development revenue. These adjustments have no effect on the amounts of operating income, net income, cash flows, segment results or any balance sheet line items. The effects of these adjustments are as follows for the years ended December 31, 2004 and 2003:

	2004			2003

	As			As
	previously		As	previously		As
	reported	Adjustment	adjusted	reported	Adjustment	adjusted

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Cost of product	(804,312)	(111,966)	(916,278)	(839,041)	(123,716)	(962,757)
Research and development	(1,020,022)	111,966	(908,056)	(995,941)	123,716	(872,225)

(9) OTHER NON-OPERATING INCOME/ EXPENSE, NET
        Other non-operating income/ expense for the years ended December 31 is as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Foreign currency losses	(116,628)	(140,881)	(255,749)
Losses on disposal of fixed assets	(2,915)	(6,696)	(3,474)
Other	(16,406)	(8,830)	(6,585)

Other non-operating expenses	(135,949)	(156,407)	(265,808)

Foreign currency gains	77,987	152,831	284,288
Gains on disposal of fixed assets	7,641	6,147	5,237
Other	25,160	10,703	12,592

Other non-operating income	110,788	169,681	302,117

	(25,161)	13,274	36,309

(10) FINANCIAL INCOME, NET
        Financial income, net for the years ended December 31 is as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Interest and similar income	93,778	63,880	46,988
Interest and similar expenses	(3,859)	(8,122)	(3,999)

Interest income, net	89,919	55,758	42,989

Gain from investments, net	855	1,842	22

— thereof from equity method investments	610	(342)	(234)
Income from marketable securities and loans of financial assets	64,791	2,865	3,084
Write-down of financial assets	(12,559)	(15,329)	(7,806)
Impairment-related charges	(4,026)	(5,074)	(14,857)
Gains on sales of equity securities	1,075	14,034	2,224
Unrealized losses on STAR hedge	(66,166)	(14,558)	(15,213)
Other financial income/expense	(63,104)	1,449	5,844

Other financial loss from investments, net	(79,989)	(16,613)	(26,724)

	10,785	40,987	16,287

        Interest income is derived primarily from Cash and cash equivalents, Long-term investments, and Other assets. In the table above, Income from marketable securities and loans of financial assets and Other financial income/ expense both include €62.6 million in 2005 resulting from collateral held to secure capital investments made. While holding the collateral, SAP directly transfers to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. SAP decides on a case by case basis whether to require collateral for its financial investments.
        See Notes 15 and 22 regarding write-downs of financial assets and unrealized losses on STAR hedge respectively.

(11) INCOME TAXES
        Income tax for the years ended December 31 is comprised of the following components:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Current taxes — Germany	514,836	470,473	382,786
Current taxes — Foreign	318,281	267,591	217,232

	833,117	738,064	600,018
Deferred taxes — Germany	15,317	22,120	90,925
Deferred taxes — Foreign	(31,381)	(2,915)	1,697

	(16,064)	19,205	92,622
Income tax expense	817,053	757,269	692,640

        In 2005 and 2004, the German government enacted several new tax laws with minor effect on corporations. Accordingly this legislation does not include any significant changes of relevance for the Company and the effect of this and other changes in tax laws on the Consolidated Statements of Income in 2005, 2004 and 2003 were not material.
        Income before income tax and minority interest consists of the following:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Germany	1,454,675	1,352,200	1,179,891
Foreign	861,681	720,442	596,724

	2,316,356	2,072,642	1,776,615

        The effective income tax rate for the years ended December 31, 2005, 2004, and 2003, was 35.3%, 36.5%, and 39.0% respectively. The following table reconciles the expected income tax expense computed by applying the Company’s combined German corporate tax rate of 36.32% in 2005 (2004: 36.20%; 2003: 37.71%) to the actual income tax expense. The Company’s 2005 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.62% (2004: 21.66%; 2003: 22.91%) plus a solidarity surcharge of 5.5% thereon and trade taxes of 13.51% (2004: 13.35%; 2003: 13.54%).

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Income before income taxes	2,316,356	2,072,642	1,776,615
Expected income taxes 36.32% in 2005 (36.20% in 2004, 37.71% in 2003)	841,300	750,296	669,961
Foreign tax rate differential	(5,717)	(7,800)	(14,735)
Tax on non-deductible expenses	12,776	12,631	28,564
Tax effect on losses	6,593	(471)	(1,507)
Tax effect on equity investments and securities	(34,626)	(7,795)	7,110
Other	(3,273)	10,408	3,247

Actual income tax expense	817,053	757,269	692,640

        Deferred income tax assets and liabilities as of December 31, 2005 and 2004, are summarized (referring to the underlying items) as follows:

	2005	2004

	€ (000)	€ (000)
Deferred tax assets
Intangibles	8,753	34,181
Property, plant, and equipment	38	3,278
Financial assets	14,714	7,206
Accounts receivable	9,684	4,099
Net operating loss carryforwards	9,427	11,993
Pension provisions	28,687	18,332
Stock-based compensation	12,892	8,371
Other liabilities	140,474	91,422
Deferred income	32,829	28,106
Other	127	61

	257,625	207,049

Less: Valuation allowance	(6,927)	(1,448)

Deferred tax assets	250,698	205,601

Deferred tax liabilities
Intangibles	17,572	0
Property plant, and equipment	3,123	7,718
Financial assets	28,996	8,944
Accounts receivable	41,307	44,204
Other provisions	3,453	3,130
Other	20	206

Deferred tax liabilities	94,471	64,202

Net deferred tax assets/ liabilities	156,227	141,399

        With regard to their duration, Deferred tax assets and liabilities as of December 31 are classified as follows:

	2005	2004

	€ (000)	€ (000)
Deferred tax assets
Short-term	144,542	96,132
Long-term	106,156	109,469

	250,698	205,601

Deferred tax liabilities
Short-term	42,399	47,557
Long-term	52,072	16,645

	94,471	64,202

        On December 31, 2005, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €52,694 thousand (2004: €65,907 thousand), which may be used to offset future taxable income. Of this amount €21,133 thousand predominantly relates to state net operating loss carryforwards in the United States, of which €16,617 thousand expire during the years 2021 and 2025, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next

15 years. Further €14,122 thousand relates to other net operating loss carryforwards that will expire if not used within three to seven years. The remaining €17,439 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.
        Deferred tax assets as of December 31, 2005 and 2004, relating to net operating loss carryforwards, have been reduced by a valuation allowance of €6,927 thousand and €1,448 thousand, respectively, to a net amount that management believes is more likely than not to be realized.
        The increase of this valuation allowance in 2005 from €1,448 thousand to €6,927 thousand is mainly caused by change in assessment of the realizability of net operating loss carryforwards. In the previous year the valuation allowance had decreased from €1,504 thousand to €1,448 thousand.
        The Company recorded tax liabilities of €3,935 thousand (2004: €3,240 thousand) for taxes on future dividend distributions from foreign subsidiaries, which are based on €217,000 thousand (2004: €179,000 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized an income tax liability on approximately €2,371 million (2004: approximately €1,824,million) of undistributed earnings of its foreign subsidiaries that arose in 2005 and prior years because the Company plans to permanently reinvest the undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.
        Total income taxes for the years ended December 31, 2005, 2004, and 2003, including those charged against Additional paid-in capital or not affecting the Consolidated Statements of Income (charged or credited to Other comprehensive income) were allocated as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Income tax expense before additional Paid-in Capital effects	794,018	741,517	678,957
Additional Paid-in Capital	23,035	15,752	13,683

Income tax expense	817,053	757,269	692,640

Tax effect on items of Other comprehensive income/loss	7,792	(11,262)	31,750

	824,845	746,007	724,390

        See Note 21 for the income tax impact of the components of Accumulated other comprehensive income.
(12) EARNINGS PER SHARE
        Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. Stock options to acquire 6.3 million, 9.4 million and 7.6 million SAP common shares that were issued in connection with the LTI 2000 Plan or SAP SOP 2002 were not included in the computation of diluted earnings per share for 2005, 2004 and 2003, respectively, because the options’ underlying exercise prices were higher than the average market prices of SAP common shares in these periods. The number of outstanding stock options and convertible bonds is presented in Note 22.

	2005	2004	2003

	In thousands, except per share data
Net income (€)	1,496,407	1,310,521	1,077,063
Weighted average shares — basic	309,816	310,802	310,781
Stock options	1,020	1,354	628

Weighted average shares — diluted	310,836	312,156	311,409

Earnings per share — basic (€)	4.83	4.22	3.47

Earnings per share — diluted (€)	4.81	4.20	3.46

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS
(13) GOODWILL/ INTANGIBLE ASSETS

	Licenses, trademarks,
	similar rights
	and other
	intangibles	Goodwill	Total

	€ (000)	€ (000)	€ (000)
Purchase cost
1/1/2005	262,011	552,303	814,314
Exchange rate differences	14,722	31,091	45,813
Change in the scope of consolidation	2,010	0	2,010
Additions	114,129	143,246	257,375
Retirements/ disposals	(13,158)	0	(13,158)
Reclassifications	31	0	31

12/31/2005	379,745	726,640	1,106,385

Accumulated amortization
1/1/2005	193,825	95,596	289,421
Exchange rate differences	11,758	4,498	16,256
Change in the scope of consolidation	1,731	0	1,731
Additions	45,839	0	45,839
Retirements/ disposals	(13,105)	0	(13,105)

12/31/2005	240,048	100,094	340,142

Carrying value 12/31/2005	139,697	626,546	766,243

Carrying value 12/31/2004	68,186	456,707	524,893

        The additions to goodwill include additions resulting from the acquisitions discussed in Note 4 as well as certain minor purchase adjustments related to prior acquisitions.

        All of SAP’s intangible assets, other than goodwill and the aggregate minimum pension liability offset (€427 thousand) included in other intangibles, are subject to amortization. Intangibles consist of two major asset classes:

	Software and			Licenses, trademarks,
	database	Acquired		similar rights and
	licenses	technology	Other	other intangibles

	in € (000), except for amortization period
12/31/2005
Purchase cost	160,425	194,217	25,103	379,745
Accumulated amortization	124,432	108,738	6,878	240,048
thereof additions in 2005
Purchase cost	20,609	80,663	12,857	114,129
Weighed average amortization period in years	3.0	6.0	8.0	—
12/31/2004
Purchase cost	139,533	110,036	12,442	262,011
Accumulated amortization	112,264	73,350	8,211	193,825
        During 2005 the Company acquired software and database licenses from third parties. Software and database licenses consist primarily of technology for internal use whereas acquired technology consists primarily of technology to be incorporated into the Group’s products. The additions to software and database licenses in 2005 were acquired from third parties, whereas the additions to Acquired technology and Other result from the acquisitions discussed in Note 4.
        Other intangibles consists primarily of trademark licenses and customer contracts acquired. For further information see Note 4.
        The estimated aggregate amortization expense for the intangible assets owned by the Company as of December 31, 2005, for each of the five succeeding years ending December 31 is as follows:

€ (000)

2006	40,686
2007	29,626
2008	21,975
2009	18,419
2010	12,423
thereafter	16,141
        The carrying amount of goodwill by reportable segment as of December 31, 2005 and 2004, is as follows (for further information see Note 32):
Segment

		thereof		thereof
		additions in		additions in
	12/31/2005	2005	12/31/2004	2004

	€ (000)	€ (000)	€ (000)	€ (000)
Product	308,647	84,185	198,046	1,745
Consulting	304,934	56,995	252,675	125,190
Training	12,965	2,066	5,986	0

Total	626,546	143,246	456,707	126,935

        The additions in 2005 include certain minor adjustments related to prior acquisitions.

(14) PROPERTY, PLANT, AND EQUIPMENT

	Land, leasehold
	improvements, and		Payments
	buildings, including	Other property,	and con-
	buildings on third-	plant, and	struction in
	party land	equipment	progress	Total

	€ (000)	€ (000)	€ (000)	€ (000)
Purchase cost
1/1/2005	918,907	938,530	4,515	1,861,952
Exchange rate differences	26,501	23,543	102	50,146
Change in the scope of consolidation	244	4,074	0	4,318
Additions	19,737	181,068	39,875	240,680
Retirements/ disposals	(10,893)	(101,352)	(10)	(112,255)
Reclassifications	487	494	(1,012)	(31)

12/31/2005	954,983	1,046,357	43,470	2,044,810

Accumulated depreciation
1/1/2005	253,144	609,725	0	862,869
Exchange rate differences	8,782	17,556	0	26,338
Change in the scope of consolidation	132	3,157	0	3,289
Additions	35,607	122,099	0	157,706
Retirements/ disposals	(10,269)	(90,088)	0	(100,357)
Reclassifications	(60)	60	0	0

12/31/2005	287,336	662,509	0	949,845

Carrying value 12/31/2005	667,647	383,848	43,470	1,094,965

Carrying value 12/31/2004	665,763	328,805	4,515	999,083

        The additions and disposals in other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.
        Interest capitalized has not been material to any period presented.
(15) FINANCIAL ASSETS AND MARKETABLE SECURITIES

	Fixed Assets		Non-fixed Assets		Total

	2005	2004	2005	2004	2005	2004

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Equity method investments	1,407	1,595	0	0	1,407	1,595
Marketable equity securities available-for-sale	23,080	17,328	0	0	23,080	17,328
Equity securities at cost	28,262	25,924	0	0	28,262	25,924
Equity securities	51,342	43,252	0	0	51,342	43,252
Debt securities available-for-sale	431,128	231	199,310	242	630,438	473
Investment fund securities	1,994	1,984	10,255	9,922	12,249	11,906
Loans	48,284	53,320	0	0	48,284	53,320

Total	534,155	100,382	209,565	10,164	743,720	110,546

        No available-for-sale securities were sold in 2005. Proceeds from sales of available-for-sale securities in 2004 were €67.7 million (2003: €4.1 million). Gross gains realized from sales of available-for-sale securities in 2004 were €13.7 million (2003: €2.2 million). Gross losses realized from sales of available-for-sale securities are not material for the periods presented.

Equity and Debt Securities
        Amounts pertaining to Marketable equity securities and debt securities as of December 31 are as follows:

			Marketable securities in loss position

	Marketable securities not
	in loss position		for less than 12		for more than 12		total

	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	gains	value	losses	value	losses	value	losses

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
2005
Marketable equity securities (available-for-sale)	23,080	13,787	0	0	0	0	0	0
Marketable debt securities (available-for-sale)	174,312	2	456,126	3,643	0	0	456,126	3,643
Investment fund securities	2,329	19	9,920	79	0	0	9,920	79
2004
Marketable equity securities (available-for-sale)	14,910	9,006	2,418	569	0	0	2,418	569
Marketable debt securities (available-for-sale)	0	0	473	133	0	0	473	133
Investment fund securities	1,984	31	9,922	77	0	0	9,922	77
        For the year ended December 31, 2005, the Company recorded other-than-temporary impairment charges related to Marketable securities of €0.3 million (2004: €0 million; 2003: €8.7 million).
        The carrying value of all equity securities at cost was €28 million and €26 million as of December 31, 2005 and 2004, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily obtainable. During 2005, 2004, and 2003, the Company recorded €3.7 million, €5.1 million, and €6.1 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost. The Marketable debt securities as of December 31, 2005, consist of high-quality (investment grade) bonds. The impairments of Marketable debt securities in 2005 resulted from changes in market interest rates and not from changes in to the creditworthiness of the underlying debtor. SAP determines these impairments to be temporary given the short duration of the respective declines in value and the Company’s intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.
Other Loans
        Other loans include interest-bearing and non-interest or below-market-interest loans to employees and third parties as follows:

	2005	2004

	€ (000)	€ (000)
Loans to employees	47,846	42,824
Loans to third parties	438	10,496

	48,284	53,320

        Loans granted to employees primarily consist of interest-free or below-market-rate building loans. SAP discounts interest-free or below-market-rate employee loans based on prevailing market rates. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options.

(16) INVENTORIES
        Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.
(17) ACCOUNTS RECEIVABLE, NET
        Accounts receivable include costs and estimated earnings in excess of billings on uncompleted contracts of €144,567 thousand and €135,194 thousand as of December 31, 2005 and 2004, respectively.
        Amounts presented in the Consolidated Balance Sheets are net of allowances for bad debts of €72,889 thousand and €63,362 thousand as of December 31, 2005 and 2004, respectively. Accounts receivable, net based on due dates as of December 31 are as follows:

	2005	2004

	€ (000)	€ (000)
Due within 1 year	2,249,482	1,928,557
Due between 1 and 5 years	1,545	543

	2,251,027	1,929,100

        Concentrations of credit risks are limited due to the Company’s large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of Total revenues or Accounts receivable, net in 2005, 2004, or 2003.
(18) OTHER ASSETS

	2005	2004

	€ (000)	€ (000)
Fair value of STAR hedge and other derivatives	175,256	191,716
Investments in insurance policies held for employee-financed pension plans, semiretirement, and time accounts	181,366	134,003
Income tax receivables	75,408	52,161
Prepaid pensions	38,595	32,035
Rent deposits	27,364	22,823
Others	137,565	104,907

Total other assets	635,554	537,645

— thereof with a remaining term exceeding 1 year	307,710	224,829

        Included in others are interest receivable and short-term loans. Detailed information about SAP’s derivative financial instruments are presented in Note 31. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 23. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in Other reserves and accrued liabilities (see Note 24).

(19) LIQUID ASSETS
        Liquid assets as of December 31 consist of the following:

	2005	2004

	€(000)	€(000)
Cash at banks	455,522	458,909
Cash equivalents	1,608,552	1,046,884

Cash and cash equivalents	2,064,074	1,505,793

Liquid investments with original maturities exceeding 3 months and remaining maturities less than 1 year	910,850	918,272
Liquid investments with remaining maturities exceeding 1 year	238,648	772,477

	3,213,572	3,196,542

        Liquid assets with remaining maturities exceeding one year are classified as non-current in our consolidated balance sheets.
        In 2005, SAP eliminated from cash and cash equivalents variable rate demand notes that contain a right to put the note back to parties other than the issuer within three months and began classifying them as liquid assets with original maturities exceeding one year. The December 31, 2004 and 2003 balances of liquid asset items and the 2004 and 2003 consolidated statements of cash flows have been adjusted accordingly. These adjustments have no effect on the amounts of total liquid assets, total assets, net income or cash flow from operations of the Company. The effects of this adjustment are as follows for the years ended December 31, 2004 and 2003:

	2004			2003

	As			As
	Previously		As	Previously		As
	Reported	Adjustment	Adjusted	Reported	Adjustment	Adjusted

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Change in liquid assets (maturities exceeding 3 months)	(571,846)	138,316	(433,530)	(868,718)	(47,889)	(916,607)
Net cash used in investing activities	(886,638)	138,316	(748,322)	(1,144,737)	(47,889)	(1,192,626)
Net increase in cash and cash equivalents	528,740	138,316	667,056	(10,659)	(47,889)	(58,548)
Cash and cash equivalents at the beginning of the year	984,395	(145,658)	838,737	995,054	(97,769)	897,285
Cash and cash equivalents at the end of the year	1,513,135	(7,342)	1,505,793	984,395	(145,658)	838,737
Liquid investments with remaining maturities exceeding 1 year	765,135	7,342	772,477	523,089	145,658	668,747
(20) PREPAID EXPENSES AND DEFERRED CHARGES
        Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.

(21) SHAREHOLDERS’ EQUITY
Subscribed Capital
        As of December 31, 2005, SAP AG had 316,457,821 no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.
        The number of common shares increased by 454,221 (corresponding to €454,221) as a result of the exercise of awards granted under certain stock-based compensation plans.
        Shareholdings in SAP AG as of December 31, 2005, are as follows:

	2005		2004

	Number of	% of	Number of	% of
	shares	subscribed	shares	subscribed
	(000)	capital	(000)	capital

Hasso Plattner GmbH&Co. Beteiligungs-KG	31,650	10.0%	31,240	9.9%
Dietmar Hopp Stiftung GmbH	27,467	8.7%	28,017	8.9%
Klaus Tschira Stiftung gGmbH	17,641	5.6%	21,155	6.7%
Dr. h.c. Tschira Beteiligungs GmbH&Co. KG	15,833	5.0%	15,833	5.0%
Hasso Plattner Förderstiftung gGmbH	4,763	1.5%	5,229	1.6%
Golf Club St. Leon-Rot GmbH & Co. Betriebs OHG	4,061	1.3%	4,811	1.5%
Treasury Stock	6,679	2.1%	5,363	1.7%
Free float	208,364	65.8%	204,356	64.7%

	316,458	100.0%	316,004	100.0%

        Golf Club St. Leon-Rot GmbH & Co. Betriebs OHG is wholly owned by Dietmar Hopp.
Authorized Capital
        The Articles of Association authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Subscribed capital

•	up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders

•	up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights

•	up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

        No authorization to increase capital stock was exercised in fiscal year 2005.
Contingent Capital
        SAP AG’s Capital stock is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 22) exercise their conversion or subscription rights. The following table provides a summary of the changes in Contingent capital for 2004 and 2005:

Contingent
capital

(000)
12/31/2003	55,837

Exercise	(590)
New authorized	0
Reduction	0

12/31/2004	55,247

Exercise	(454)
Cancellation	(32)
New authorized	0
Reduction	(1,831)

12/31/2005	52,930

Treasury Stock
        By resolution of the annual general shareholders’ meeting held on May 12, 2005, the Executive Board was authorized to acquire, on or before October 31, 2006, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company’s capital stock. Although Treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with Treasury stock. SAP may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.
        As of December 31, 2005, SAP had acquired 6,679 thousand (2004: 5,363 thousand) of its own shares, representing €6,679 thousand (2004: €5,363 thousand) or 2.1% (2004: 1.7%) of Capital stock. In 2005 3,214 thousand (2004: 1,127 thousand) shares in aggregate were acquired under the buyback program at an average price of approximately €129.77 (2004: €125.49) per share, representing €3,214 thousand or 1.0% (2004: €1,127 thousand or 0.4%) of Capital stock. In connection with stock-based compensation plans, SAP acquired in 2005 an additional 180 thousand (2004: 186 thousand) of its own shares, representing 0.06% (2004: 0.06%) of the total shares outstanding as of December 31, at an average market price of €134.26 (2004: €130.13) per share. Such shares were transferred to employees during the year at an average price of €100.66 (2004: €99.61) per share. See Note 22 for further information. In 2005, certain of SAP AG’s foreign subsidiaries purchased an additional 390 thousand (2004: 290 thousand) American Depositary Receipts (“ADRs”) (each ADR represents one-fourth of a common share), at an average price of US$41.83 (2003: US$40.61) per ADR. Such ADRs were distributed to employees during the year at an average price of US$35.33 (2004: US$34.57) per ADR by an administrator. The Company held no ADRs as of December 31, 2005 and 2004, respectively.

Other Comprehensive Income/Loss
        The changes in the components of Accumulated other comprehensive income/loss consist of the following as of December 31:

	2005			2004			2003

		Tax			Tax			Tax
	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net
	amount	or benefit	amount	amount	or benefit	amount	amount	or benefit	amount

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unrealized gains/ losses on marketable securities:
Unrealized holding gains/ losses	1,571	1,153	2,724	(699)	774	75	14,365	(814)	13,551
Reclassification adjustments for gains/ losses included in net income	220	(77)	143	(8,020)	267	(7,753)	5,574	(7)	5,567
Net unrealized gains/ losses on marketable securities	1,791	1,076	2,867	(8,719)	1,041	(7,678)	19,939	(821)	19,118
Currency translation adjustments	120,136	0	120,136	(70,723)	0	(70,723)	(148,424)	0	(148,424)
Additional minimum pension liability adjustments	(737)	1,503	766	(9,089)	2,070	(7,019)	27,249	(10,966)	16,283
Unrealized gains/ losses on cash flow hedges:
Unrealized cash flow hedge gains/ losses	(30,323)	(10,992)	(19,331)	11,691	1,681	10,010	20,261	7,300	12,961
Reclassification adjustments for gains/ losses included in net income	(4,614)	(1,672)	(2,942)	(11,844)	(1,703)	(10,141)	(363)	(131)	(232)
Net unrealized cash flow hedge gains/ losses	(34,937)	12,664	(22,273)	(153)	22	(131)	19,898	(7,169)	12,729
Unrealized gains/ losses on STAR hedge:
Unrealized gains/ losses on STAR hedge	78,376	(27,417)	50,959	(1,094)	378	(716)	36,790	(12,794)	23,996
Reclassification adjustments for gains/ losses included in net income	(12,527)	4,382	(8,145)	(22,433)	7,751	(14,682)	0	0	0
Net unrealized gains/ losses on STAR hedge	65,849	(23,035)	42,814	(23,527)	8,129	(15,398)	36,790	(12,794)	23,996
Currency effects from intercompany long-term investment transactions	43,236	0	43,236	(2,473)	0	(2,473)	0	0	0

Other comprehensive income/loss	195,338	(7,792)	187,546	(114,684)	11,262	(103,422)	(44,548)	(31,750)	(76,298)

Accumulated other comprehensive income/loss at beginning of period			(305,401)			(201,979)			(125,681)
Accumulated other comprehensive income/loss at end of period			(117,855)			(305,401)			(201,979)
Miscellaneous
        Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2005, the Executive Board and the Supervisory Board propose a distribution in 2006 of €1.45 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended

December 31, 2005. Dividends per share for 2004 and 2003, which were paid in the immediately subsequent year, were as follows:

	2004	2003

	€	€
Dividend per common share	1.10	0.80
(22) STOCK-BASED COMPENSATION PLANS
        Total compensation expense recorded in connection with stock-based compensation plans for the year 2005 amounts to €45 million (2004: €37 million; 2003: €125 million).
Employee Discounted Stock Purchase Programs
        The Company acquires SAP AG common shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Through December 31, 2005, discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity.
Stock Appreciation Rights (STAR) Plans
        In February 2005 as well as in February 2004 and 2003, the Company granted approximately 4.7 million, 3.5 million and 3.8 million stock appreciation rights (“2005 STARs,” “2004 STARs,” and “2003 STARs” respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2005, 2004, and 2003 STAR grant values of €121.87, €134.35, and €84.91, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor
Quarter ended

March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

5%	5%	10%	20%	10%	10%	10%	30%
        The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra®, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company’s preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra® over the five consecutive business days commencing on the day after the announcement of the Company’s quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.
        The cash payout value of each STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2005 STARs as follows: 50% each on both March 31, 2007, and January 31, 2008. Under the terms of the 2004 STAR Program, participants were scheduled to receive an initial payment of 50% on March 31, 2006, and a second installment on January 31, 2007. Participants will receive STAR payments provided that, subject to certain exceptions, they are still employees of the Company on the payment dates.
        As SAP’s STAR Plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current value of the STARs at the reporting date. Compensation expense —

including effects of the changes in the value of the STAR — is accrued over the period the employee performs the related service (“vesting period”).
        As of December 31, 2005, a STAR provision in the amount of €122 million (€109 million in 2004) is included in Other reserves and accrued liabilities in the consolidated balance sheet (see Note 24). The related STAR expense was reduced by the effects of the STAR hedge — as described in Note 31 — and therefore totaled only €21 million (€38 million in 2004 and €36 million in 2003). The STAR provision as of December 31, 2005, as well as the related STAR expense result from the 2005, 2004, and 2003 STAR Program.
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
        Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to one share of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra® trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options.
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
        Total compensation expense recorded in connection with options granted from February 2004 to the members of the Executive Board under the SAP SOP 2002 for the year 2005 amounts to €3 million. Since in 2004 the exercise price of the stock options granted from February 2004 exceeded the share price as of December 31, 2004, no compensation expenses were recorded for options granted to the members of the Executive Board under the SAP SOP 2002 in 2004.

        A summary of the SAP SOP 2002 activity is as follows:

		Number of	Weighted average
	Shares available	options	exercise price
	for grant	outstanding	per option

	(000)	(000)	€
12/31/2002	19,015	—	—
Additional shares authorized	—	—	—
Granted	3,737	3,737	90.48
Exercised	—	—	—
Forfeited	—	109	90.37
12/31/2003	15,278	3,628	90.48
Additional shares authorized	—	—	—
Granted	2,105	2,105	149.99
Exercised	—	—	—
Forfeited	—	99	105.86
12/31/2004	13,173	5,634	112.44
Additional shares authorized	—	—	—
Granted	2,916	2,916	134.20
Exercised	—	1,714	90.37
Forfeited	—	167	136.62

12/31/2005	10,257	6,669	127.02

        The following table summarizes information about stock options outstanding as of December 31, 2005:

	Outstanding			Exercisable

		Weighted	Weighted		Weighted
		average	average		average
	Number of	remaining	exercise	Number of	exercise
Range of exercise prices	stock options	contractual life	price	stock options	price

	€(000)	years		€(000)	€
90.37	1,778	2.16	90.37	1,778	90.37
99.13	45	2.33	99.13	45	99.13
134.20	2,843	4.11	134.20	—	—
149.99	2,003	3.13	149.99	—	—

90.37-149.99	6,669	3.28	127.02	1,823	90.59

        See review of operations for information related to members of the Executive Board.
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
        A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

		Stock options		Convertible bonds

			Weighted		Weighted
	Shares	Number of	average	Number of	average
	available	options	exercise price	bonds	exercise price
	for grant	outstanding	per option	outstanding	per bond

	(000)	(000)		€(000)	€
12/31/2002	0	3,067	72.51	7,803	200.74

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	217	73.93	—	—
Forfeited	—	161	94.45	226	185.05

12/31/2003	0	2,689	91.10	7,577	201.21

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	511	90.11	—	—
Forfeited	—	63	100.53	307	222.95

12/31/2004	0	2,115	97.19	7,270	200.29

Additional shares authorized	—	—	—	—	—
Granted	—	—	—	—	—
Reduction due to option/bond ratio (25% of bonds issued)	—	—	—	—	—
Exercised	—	607	104.94	31	150.56
Forfeited	—	41	114.01	314	204.85

12/31/2005	0	1,467	107.44	6,925	200.31

        In 2005 the Company recorded compensation expenses for the LTI 2000 Plan in the amount of €21 million. Due to the development of SAP’s common share price appreciation versus the appreciation of the Goldman Sachs Software Index in 2004, the Company recorded a €1 million gain in connection with its LTI 2000 Plan for 2004. In 2003, the Company recorded compensation expenses for the LTI 2000 Plan in the amount of €89 million.

        The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2005:

	Outstanding stock options			Exercisable stock options

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of exercise prices	stock options	contractual life	exercise price	stock options	exercise price

	€(000)	years		€(000)	€
73.19 – 77.95	175	4.14	77.90	175	77.90
92.44 – 94.72	320	5.15	94.68	320	94.68
105.73	7	5.57	105.73	7	105.73
117.02	965	6.14	117.02	485	117.02

73.19 – 117.02	1,467	5.69	107.44	987	102.79

	Outstanding convertible bonds			Exercisable convertible bonds

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of exercise prices	bonds	contractual life	exercise price	bonds	exercise price

	€(000)	years		€(000)	€
131.81 – 159.99	2,639	6.13	151.58	1,755	152.01
183.67 – 191.25	2,609	5.14	191.22	2,609	191.22
234.79 – 247.00	18	4.70	242.09	18	242.09
290.32	1,609	4.14	290.32	1,609	290.32
334.67	50	4.19	334.67	50	334.67

131.81 – 334.67	6,925	5.28	200.31	6,041	207.57

Pro-Forma Information
        SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.
        The fair values of the Company’s stock-based awards granted under SAP SOP 2002 were calculated using the following weighted average assumptions:

	2005	2004	2003

Expected life (in years)	3.5 years	2.5 years	2.5 years
Risk-free interest rate	2.82%	2.65%	2.61%
Expected volatility	24%	57%	68%
Expected dividend ratio	0.65%	0.45%	0.73%
        The weighted average fair value of stock options granted under the SAP SOP 2002 in 2005 was €20.08 (2004: €43.61; 2003: €28.83).
        For pro-forma purposes, the estimated fair value of the Company’s stock-based awards is amortized over the vesting period. The Company’s pro-forma information is presented in Note 3.
(23) PENSION LIABILITIES AND SIMILAR OBLIGATIONS
        The Company maintains several defined benefit and defined contribution plans for its employees both in Germany and at its foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are principally December 31. Individual benefit plans have also been established for members of the Executive Board.

        The accrued liabilities on the balance sheet for pension and other similar obligations at December 31 consist of the following:

	2005	2004

	€ (000)	€ (000)
Domestic benefit plans	13,410	5,368
Foreign benefit plans	19,280	22,315
Employee financed plans	146,123	109,079
Other pension and similar obligations	4,806	2,928

	183,619	139,690

Domestic Benefit Plans
        The Company’s domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.
        The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2005	2004

	€ (000)	€ (000)
Change in benefit obligation
Benefit obligation at beginning of year	33,236	30,349
Service costs	300	301
Interest costs	1,640	1,587
Actuarial gain/loss	8,361	1,609
Benefits paid	(792)	(610)

Benefit obligation at end of year	42,745	33,236

Change in plan assets
Fair value of plan assets at beginning of year	27,536	25,761
Actual return on plan assets	295	199
Employer contributions	1,683	2,186
Benefits paid	(740)	(492)
Assets transferred to defined contribution plan	(52)	(118)

Fair value of plan assets at end of year	28,722	27,536

Funded status	14,023	5,700
Unrecognized transition assets	(448)	(490)
Unrecognized net actuarial loss	(16,115)	(7,239)

Net amount recognized	(2,540)	(2,029)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	(6)	0
Accrued benefit liability	13,410	5,368
Intangible assets	(427)	(25)
Accumulated other comprehensive income	(15,517)	(7,372)

Net amount recognized	(2,540)	(2,029)

        The following weighted average assumptions were used for the actuarial valuation of the Group’s domestic pension benefit obligation as of the respective measurement date:

	2005	2004	2003

	%	%	%
Discount rate	4.0	5.0	5.3
compensation increase	2-7	2-7	2-7
        The components of net periodic benefit cost of the Group’s domestic benefit plans for the years ended December 31 are as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Service cost	300	301	409
Interest cost	1,640	1,587	1,624
Expected return on plan assets	(1,572)	(1,638)	(1,529)
Net amortization	804	545	484

	1,172	795	795

        The weighted average assumptions used for determining the net periodic pension cost for the Group’s domestic pension plans for 2005, 2004, and 2003, were as follows:

	2005	2004	2003

	%	%	%
Discount rate	5.0	5.3	5.8
Expected return on plan assets	5.5	6.0	5.9
Rate of compensation increase	2-7	2-7	2-7
        SAP’s investment strategy in Germany is to invest all contributions into stable insurance policies. The expected rate of return on plan assets for the Group’s domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount-rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of SAP’s projected pension payments.
Foreign Benefit Plans
        The Company’s foreign defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

        The change of the benefit obligation and the change in plan assets for the foreign plans are as follows:

	2005	2004

	€ (000)	€ (000)
Change in benefit obligation
Benefit obligation at beginning of year	189,838	174,792
Service costs	29,872	30,220
Interest costs	9,021	7,817
Employee contributions	2,965	0
Actuarial loss / gain	15,064	(11,722)
Benefits paid	(7,853)	(5,710)
Foreign currency exchange rate changes	17,751	(7,527)
Other changes	0	1,968

Benefit obligation at end of year	256,658	189,838

Change in plan assets:
Fair value of plan assets at beginning of year	185,628	157,449
Actual return on plan assets	18,087	8,994
Employer contributions	20,385	30,095
Employee contributions	2,965	2,064
Benefits paid	(6,554)	(4,519)
Foreign currency exchange rate changes	21,131	(10,423)
Other changes	0	1,968

Fair value of plan assets at end of year	241,642	185,628

Funded status	15,016	4,210
Unrecognized transition assets	(1,888)	(2,074)
Unrecognized prior service cost	1,331	1,281
Unrecognized net actuarial loss	(32,767)	(20,099)

Net amount recognized	(18,308)	(16,682)

Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	(37,588)	(31,547)
Accrued benefit liability	19,280	22,315
Intangible assets	0	0
Accumulated other comprehensive income	0	(7,450)

Net amount recognized	(18,308)	(16,682)

        There were no plan transfers, divestitures, curtailments, or settlements impacting SAP’s foreign benefit plans in 2005 or 2004.
        Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following are weighted averages of the assumptions that were used for the actuarial valuation of the Group’s foreign pension benefit obligation as of the respective measurement date.

	2005	2004	2003

	%	%	%
Discount rate	4.2	4.5	4.7
Rate of compensation increase	4.9	4.9	4.7

        The components of net periodic benefit cost of the Group’s foreign benefit plans for the years ended December 31 are as follows:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Service cost	29,872	30,220	29,503
Interest cost	9,021	7,817	7,691
Expected return on plan assets	(14,270)	(11,959)	(9,189)
Net amortization	184	849	1,646

	24,807	26,927	29,651

        The following are weighted averages of the assumptions that were used to determine net periodic pension cost for the Groups foreign pension plans for 2005, 2004, and 2003:

	2005	2004	2003

	%	%	%
Discount rate	4.5	4.7	5.2
Expected return on plan assets	6.9	6.9	6.5
Rate of compensation increase	5.0	4.7	4.8
        The expected return on plan assets assumption is based on weighted average expected long-term rate of returns for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. Historical return patterns and other relevant financial factors are reviewed for appropriateness and reasonableness and modifications are made when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight to the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount-rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of SAP’s projected pensions payments.. The Group’s foreign benefit plan asset allocation at December 31, 2005, as well as the target asset allocation, are as follows:

	Target asset	Actual % of 2005	Target asset	Actual % of 2004
Asset category	allocation 2006	plan assets	allocation 2005	plan assets

Equity	53.8	57.2	59.0	58.1
Fixed income	37.2	31.8	39.7	38.4
Real Estate	2.9	0.4	0.0	0.0
Insurance Policies	5.5	3.7	0.0	0.0
Other	0.6	6.9	1.3	3.5

Total	100.0	100.0	100.0	100.0

        The investment strategies for SAP’s foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. SAP’s policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Additional Information on Funded Status for Domestic and Foreign Plans
        The total accumulated benefit obligation for the Group’s principal domestic and foreign benefit plans for the year ended 2005 was €42,147 thousand (2004: €32,755 thousand) and €228,647 thousand (2004: €176,458 thousand), respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Group’s domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	12/31/2005			12/31/2004

	Domestic	Foreign		Domestic	Foreign
	plans	plans	Total	plans	plans	Total

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Projected benefit obligation	42,745	21,578	64,323	33,141	78,821	111,962
Accumulated benefit obligation	42,147	16,686	58,833	32,667	71,823	104,490
Fair value of plan assets	28,722	0	28,722	27,447	51,915	79,362
Underfunding of accumulated benefit obligation	13,425	16,686	30,111	5,220	19,908	25,128
Expected Future Contributions and Benefits
        The Group’s expected contribution in 2006 is €1,693 thousand for domestic plans and €6,759 thousand for foreign plans, all of which is expected to be paid as cash contributions.
        The estimated future pension benefits to be paid over the next 10 years by the Group’s domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic	Foreign
	plans	plans	Total

	€ (000)	€ (000)	€ (000)
2006	976	8,580	9,556
2007	1,135	9,932	11,067
2008	1,345	12,027	13,372
2009	1,374	13,347	14,721
2010	1,557	14,680	16,237
2011-2015	9,501	104,349	113,850
Contribution Plans
        The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee’s salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €82,128 thousand, €76,453 thousand, and €79,955 thousand in 2005, 2004, and 2003 respectively.
Employee-Financed Pension Plan
        In Germany SAP maintains an unqualified employee-financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 18) and are equal to the obligations under the plan.
(24) OTHER RESERVES AND ACCRUED LIABILITIES

	2005	2004

	€ (000)	€ (000)
Current and deferred taxes	523,504	632,033
Other reserves and accrued liabilities	1,315,636	1,136,690

	1,839,140	1,768,723

        As of December 31, 2005, accrued taxes include current and prior year tax obligations in the amount of €429,033 thousand (2004: €567,831 thousand) and deferred tax liabilities in the amount of €94,471 thousand (2004: €64,202 thousand).
        Other reserves and accrued liabilities as of December 31 are as follows:

	2005	2004

	€ (000)	€ (000)
Other obligations to employees	736,234	611,567
Obligations to suppliers	180,456	183,069
Vacation and other absences	171,687	145,293
STAR obligations	122,240	108,910
Fair value of foreign exchange contracts	43,919	5,255
Restructuring costs	9,525	16,235
Contribution to employees’ accident insurance account	7,677	6,584
Customer claims	6,735	10,902
Auditing and reporting costs	6,688	5,889
Warranty and service costs	2,900	3,852
Other	27,575	39,134

	1,315,636	1,136,690

        Other reserves and accrued liabilities payable after one year as of December 31, 2005, are €101,591 thousand (€99,935 thousand in 2004).
        Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87. Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to €16,377 thousand as of December 31, 2005 (2004: €13,382 thousand).
        Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP generally provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. As of December 31, 2005 and 2004, SAP accrued €2,900 thousand and €3,852 thousand, respectively. The aggregate utilization of the warranty accrual in 2005 was €2,737 thousand (2004: €4,366 thousand) and the aggregate warranty expense was net €1,785 thousand in 2005 (2004: €618 thousand).
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
2003

	Balance as					Balance as
	of 1/1	Additions	Utilization	Release	Currency	of 12/31

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	7,577	17,164	(5,544)	0	(1,506)	17,691
Severance payments for restructuring	11,159	3,384	(9,347)	(1,001)	(666)	3,529

	18,736	20,548	(14,891)	(1,001)	(2,172)	21,220

2004

	Balance as					Balance as
	of 1/1	Additions	Utilization	Release	Currency	of 12/31

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	17,691	2,625	(7,557)	(1,415)	(779)	10,565
Severance payments for restructuring	3,529	6,972	(3,668)	(1,176)	13	5,670

	21,220	9,597	(11,225)	(2,591)	(766)	16,235

2005

	Balance as					Balance as
	of 1/1	Additions	Utilization	Release	Currency	of 12/31

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Unused Lease space	10,565	2,379	(4,404)	(1,547)	833	7,826
Severance payments for restructuring	5,670	4,203	(4,846)	(3,304)	(24)	1,699

	16,235	6,582	(9,250)	(4,851)	809	9,525

        Severance benefits that do not vest or accumulate are recognized when it becomes probable that an obligation has been incurred and the amount is reasonably estimable In 2005, 2004, and 2003, SAP accounted for most of its severance obligations in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) since the majority of the severance activities related to one-time events.
        Provision for unused lease space relates to costs that will continue to be incurred for vacated space under various operating lease contracts that will have no future economic benefit to the Company. For 2005 and 2004, the charges affected each of the segments, while for 2003 those charges primarily relate to the training segment.

(25) OTHER LIABILITIES
        Other liabilities based on due dates as of December 31 are as follows:

	Term less	Term	Term more
	than 1	between 1	than	Balance on	Balance on
	year	and 5 years	5 years	12/31/2005	12/31/2004

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Bank loans and overdrafts	22,308	0	1,992	24,300	27,785
Advanced payments received	29,812	40,113	0	69,925	53,537
Accounts payable	383,191	246	0	383,437	340,461
Taxes	210,020	0	0	210,020	175,248
Social security	46,788	0	0	46,788	43,988
Other liabilities	57,124	2,364	44,820	104,308	87,819

	749,243	42,723	46,812	838,778	728,838

        Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. Effective interest rates of bank loans are 7.22% and 6.14% in 2005 and 2004, respectively.
        In 2004, liabilities with a remaining term not exceeding one year amounted to €695,345 thousand and those with a remaining term exceeding five years amounted to €30,813 thousand.
        On November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20 to 0.25% depending on the amount drawn. SAP is also required to pay a commitment fee of 0.07% per annum on the unused available credit.
        As of December 31, 2005 and 2004 there were no borrowings outstanding under the facility.
        Additionally, as of December 31, 2005 and 2004, SAP AG had available lines of credit totaling €553,400 thousand and €621,500 thousand, respectively. As of December 31, 2005 and 2004, there were no borrowings outstanding under these lines of credit.
        As of December 31, 2005 and 2004, certain of SAP’s subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €217,712 thousand and €203,806 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €24,300 thousand as of December 31, 2005, and €27,785 thousand as of December 31, 2004.
(26) DEFERRED INCOME
        Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral when the basic criteria in SOP 97-2 have been met (see Note 3).
D. ADDITIONAL INFORMATION
(27) SUPPLEMENTAL CASH FLOW INFORMATION
        Interest paid included in net cash provided by operating activities in 2005, 2004, and 2003 was €3,830 thousand, €5,503 thousand, and €3,900 thousand, respectively. Income taxes paid in fiscal years 2005, 2004, and 2003, net of refunds, was €975,565 thousand, €481,557 thousand, and €591,012 thousand, respectively.

        See the reconciliation from cash and cash equivalents to liquid assets in Note 19.
(28) CONTINGENT LIABILITIES
        SAP’s software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. To date, SAP has not incurred any material loss as a result of such indemnification and has not recorded any liabilities related to such obligations.
        SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or development arrangements. Based on historical experience and evaluation, SAP does not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to SAP’s own performance, no related liability has been recorded. The Company also generally provides a six to 12 month warranty on its software. Due to the nature of these warranties, which relate to the performance of SAP’s software, SAP cannot reasonably estimate the maximum exposure to loss resulting from the warranties. The Company’s warranty liability is included in other reserves and accrued liabilities (see Note 24).
        As of December 31, 2005 and 2004, no guarantees were provided for performance or financial obligations of third parties.
(29) OTHER FINANCIAL COMMITMENTS
        Other financial commitments amounted to €805,089 thousand and €617,298 thousand as of December 31, 2005 and 2004, respectively, and are comprised primarily of commitments under rental and operating leases of €687,487 thousand, and €563,478 thousand as of December 31, 2005 and 2004, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €78,783 thousand, and €26,068 thousand as of December 31, 2005 and 2004, respectively. These commitments relate primarily to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to SAP’s pension plans, see Note 23.
        In October 2000 SAP Properties, a wholly owned subsidiary of SAP America, Inc., entered into a seven-year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement was between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties was required to restrict cash equal to the amount spent by the financial institution on such renovations. This lease was accounted for as an operating lease in accordance with SFAS 13, Accounting for Leases (“SFAS 13”).
        In January 2004 SAP America, Inc. and SAP Properties signed an agreement with a third-party real estate development company to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania. A portion of the property sold was owned and another portion of the property was occupied by SAP America, Inc. and certain subsidiaries pursuant to an operating lease with the sophisticated financial institution noted above. The sale took place in 2004 and released the restricted cash securing the lease obligation.

        Commitments under rental and operating leasing contracts as of December 31, 2005:

€ (000)

Due 2006	148,738
Due 2007	109,190
Due 2008	91,066
Due 2009	71,556
Due 2010	59,629
Due thereafter	207,308
        Rent expense was €164,544 thousand, €153,418 thousand, and €159,284 thousand for the years ended December 31, 2005, 2004, and 2003, respectively.
(30) LITIGATION AND CLAIMS
        In April 2005, U.S.-based ePlus, Inc., instituted legal proceedings in the United States against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. A claims construction hearing was held in November 2005 and a ruling by the court was issued in January 2006. The trial is scheduled to begin March 28, 2006.
        In August 2005, U.S.-based AMC Technology, Inc., instituted legal proceedings in the United States against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC’s copyright and improperly included AMC technology. AMC’s complaint seeks unspecified monetary damages and injunctive relief. No trial date has been scheduled.
        While the ultimate outcome of these cases cannot be determined presently with certainty, SAP is vigorously defending against the claims, and believes that these actions are not likely to have a material effect on its business, financial position, results of operations, or cash flows. As of December 31, 2005, no amount has been accrued for these matters as a loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have such a material adverse effect on SAP’s business, financial position, results of operations, or cash flows.

(31) FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
        The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP’s financial instruments are as follows:

	2005		2004

	Carrying		Carrying
	value	Fair value	value	Fair value

	€ (000)	€ (000)	€ (000)	€ (000)
Marketable equity securities — available-for-sale	23,080	23,080	17,328	17,328
Marketable debt securities — available-for-sale	630,438	630,438	473	473
Marketable fund securities — available-for-sale	12,249	12,249	11,906	11,906
Other loans	48,284	48,284	53,320	53,320
Bank loans and overdrafts	(24,300)	(24,300)	(27,785)	(27,785)
Derivative financial instruments
Forward exchange contracts	(37,776)	(37,776)	81,653	81,653
Call options (STAR hedge)	169,113	169,113	104,808	104,808

	821,088	821,088	241,703	241,703

        The market values of these financial instruments are determined as follows:

•	Marketable debt and equity securities: The fair values of Marketable debt and equity securities are based upon available quoted market prices on December 31.

•	Other loans, Bank loans and overdrafts: The fair values of Other loans, Bank loans and overdrafts approximate their carrying values. The interest-free, below-market-rate employee loans included in other loans are discounted based on prevailing market rates.

•	Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts on the reporting date.
        Detailed information about the fair value of the Company’s financial instruments is included in Notes 15 and 25.
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
Foreign Exchange Risk Management
        Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG exposes SAP AG to foreign exchange risk.
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
        Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the 12 months following the purchase date of the derivative instrument. However, SAP infrequently extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company’s forecasts and anticipated exchange rate fluctuations in various currencies. SAP believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.
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
        For the year ended December 31, 2005, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur are included in earnings. For the year ended December 31, 2004, such net gains of €0 thousand were included in earnings (2003: net gains of €26 thousand). It is estimated that €8,963 thousand of net losses included in Accumulated other comprehensive income at December 31, 2005, will be reclassified into earnings during the next year. As of December 31, 2005, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.
        Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.
STAR Hedge
        To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 22) through the purchase of derivative instruments from independent financial institutions.

        As of December 31, 2005 and 2004, the following derivative instruments were designated as a hedge for the STAR 2005, 2004, and 2003, respectively:

2005

Hedge of 3.8 million 2005 STARs

Buy/sell	options	Strike price

Buy	3,800,000	121.87
Sell	1,900,000	171.87
Sell	950,000	221.87
Fair value as of December 31, 2005, in (000): 107,358

Hedge of 3.0 million 2004 STARs

	Number of call
Buy/sell	options	Strike price

Buy	3,000,000	134.35
Sell	1,500,000	184.35
Sell	750,000	234.35
Fair value as of December 31, 2005, in (000): 22,453

Hedge of 2.0 million 2003 STARs

	Number of call
Buy/sell	options	Strike price

Buy	2,000,000	84.91
Sell	1,000,000	134.91
Sell	500,000	184.91
Fair value as of December 31, 2005, in (000): 39,302

2004

Hedge of 3.0 million 2004 STARs

Buy/sell	options	Strike price

Buy	3,000,000	134.35
Sell	1,500,000	184.35
Sell	750,000	234.35
Fair value as of December 31, 2004, in (000): 22,308

Hedge of 2.0 million 2003 STARs

	Number of call
Buy/sell	options	Strike price

Buy	2,000,000	84.91
Sell	1,000,000	134.91
Sell	500,000	184.91
Fair value as of December 31, 2004, in (000): 82,500
        The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 22. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100% of the first €50 in appreciation of SAP’s stock price above the strike price of the STAR, 50% of the next €50 in appreciation of SAP’s stock price above the strike price of the STAR, and 25% of any additional appreciation of SAP’s stock price above the strike price of the STAR.
        The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on SAP’s Consolidated Balance Sheets.
        Hedge effectiveness is assessed based on changes in the intrinsic value of the STAR hedge instrument. Accordingly the change in the fair value attributable to the time value of the derivative instrument will be recorded currently in the Consolidated Statements of Income under Financial income/ expense. The change in intrinsic value is recorded in Other comprehensive income with the resulting Deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period. To the extent SAP entered into a hedge for recognized, vested STARs, the change in intrinsic value of the derivative is recognized currently in Financial income/ expense.

        As of December 31, 2005, €66 million (2004: €15 million; 2003: €15 million) have been recorded as an expense in Financial income. Compensation expense on STAR has been reduced by €59 million (2004: €22 million; 2003: €16 million); Other comprehensive income increased by €43 million (2004: decreased by €15 million; increased by €24 million), net of tax. See Note 22 for additional information.
        The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	2005		2004

	Notional		Notional
	value	Fair value	value	Fair value

	€ (000)	€ (000)	€ (000)	€ (000)
Forward exchange contracts
Gains	435,659	6,143	1,226,531	86,908
Losses	1,178,309	(43,919)	222,487	(5,255)

	1,613,968	(37,776)	1,449,018	81,653
Call options (STAR hedge)	n/a	169,113	n/a	104,808
Credit Risk
        The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have significant exposure to any individual counterparty.
(32) SEGMENT INFORMATION
        SAP discloses segment information in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Disclosures (“SFAS 131”).
        SFAS 131 requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.
        The Company’s internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary, and accordingly the line of business structure is regarded as constituting the operating segments. SAP has three operating segments: Product, Consulting, and Training.
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

	2005

	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	6,044,338	2,078,091	380,209	8,502,638
Segment expenses	(2,452,470)	(1,619,034)	(247,968)	(4,319,472)

Segment contribution	3,591,868	459,057	132,241	4,183,166
Segment profitability	59.4%	22.1%	34.8%

	2004

	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	5,292,941	1,910,292	306,591	7,509,824
Segment expenses	(2,058,099)	(1,483,993)	(209,001)	(3,751,093)

Segment contribution	3,234,842	426,299	97,590	3,758,731
Segment profitability	61.1%	22.3%	31.8%

	2003

	Product	Consulting	Training	Total

	€ (000)	€ (000)	€ (000)	€ (000)
External revenue	4,797,827	1,884,801	316,088	6,998,716
Segment expenses	(1,862,679)	(1,442,398)	(221,783)	(3,526,860)

Segment contribution	2,935,148	442,403	94,305	3,471,856
Segment profitability	61.2%	23.5%	29.8%
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
Training
        The Training segment provides educational services on the use of SAP software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training, end-user training, as well as e-learning.
Revenues
        The revenue figures for the operating segments differ from the revenue figures disclosed in the Consolidated Statements of Income because for internal reporting purposes revenue is generally allocated to the segment that is responsible for the related transaction, whereas in the Consolidated Statements of Income revenue is allocated based on the nature of the transaction regardless of the segment it was provided by.

        The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the Consolidated Statements of Income:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Total revenue for reportable segments	8,502,638	7,509,824	6,998,716
Other external revenues	10,349	4,474	26,074
Other differences	(558)	195	(184)

	8,512,429	7,514,493	7,024,606

        Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.
Segment Contribution
        The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development (including cost from software development contracts of €82,325 thousand (2004: €111,966 thousand; 2003: €123,716 thousand)), charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Depreciation and amortization of long-lived assets as well as other facility and IT-related expenses are allocated to each operating segment based on headcount or facility space occupied.
        The following table presents a reconciliation of total segment contribution to Income before income taxes and minority interest as reported in the Consolidated Statements of Income:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Total contribution for reportable segments	4,183,166	3,758,731	3,471,856
Contribution from activities outside the reportable segments	(1,773,325)	(1,672,252)	(1,591,996)
Acquisition-related charges	(33,664)	(30,221)	(25,735)
Stock-based compensation expenses	(45,042)	(38,126)	(130,044)
Other differences	(403)	249	(62)

Operating income	2,330,732	2,018,381	1,724,019

Other non-operating income/ expenses, net	(25,161)	13,274	36,309
Finance income, net	10,785	40,987	16,287

Income before income taxes and minority interest	2,316,356	2,072,642	1,776,615

        Contribution from activities outside the reportable segments primarily consists of general and administrative expenses and research and development expenses. Other differences primarily relate to currency translation differences.

Segment Profitability
        A segment’s profitability is calculated as the ratio of segment contribution to segment total revenues.
Segment Assets
        The Company currently does not track assets or capital expenditures by operating segments in its internal reporting system nor is such information used by the Executive Board when making decisions about resource allocations.
Geographic Information
        The following tables present a summary of operations by geographic region. The amounts included are based on consolidated data, which reconciles to the Consolidated Statements of Income. Income before income taxes is based on unconsolidated data.
        Revenue by sales destination is based upon the location of the customer whereas Revenue by operations reflects the location of the SAP subsidiary responsible for the sale.

	Revenue by sales destination			Revenue by operation

	2005	2004	2003	2005	2004	2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	1,810,342	1,780,128	1,670,261	1,906,018	1,875,081	1,771,289
Rest of EMEA(1)	2,702,429	2,443,383	2,299,581	2,670,304	2,411,294	2,238,387

Total EMEA	4,512,771	4,223,511	3,969,842	4,576,322	4,286,375	4,009,676

United States	2,342,808	1,893,746	1,736,080	2,343,466	1,880,247	1,728,008
Rest of Americas	656,789	530,043	480,150	653,938	513,586	472,142

Total Americas	2,999,597	2,423,789	2,216,230	2,997,404	2,393,833	2,200,150

Japan	406,173	387,443	441,557	402,226	385,013	440,226
Rest of Asia-Pacific	593,888	479,750	396,977	536,477	449,272	374,554

Total Asia-Pacific	1,000,061	867,193	838,534	938,703	834,285	814,780

	8,512,429	7,514,493	7,024,606	8,512,429	7,514,493	7,024,606

(1)	Europe, Middle East, Africa

	Income before income tax(2)			Total assets

	2005	2004	2003	2005	2004	2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	2,001,816	1,528,052	1,368,735	4,202,554	3,567,090	2,597,173
Rest of EMEA(1)	345,573	335,768	285,565	1,368,949	1,376,879	1,295,265

Total EMEA	2,347,389	1,863,820	1,654,300	5,571,503	4,943,969	3,892,438

United States	417,124	265,344	178,372	2,361,033	1,866,987	1,710,432
Rest of Americas	68,821	21,593	40,170	528,741	288,370	318,451

Total Americas	485,945	286,937	218,542	2,889,774	2,155,357	2,028,883

Japan	39,176	38,752	61,891	153,137	151,712	163,616
Rest of Asia-Pacific	93,717	62,027	23,618	448,328	334,434	240,928

Total Asia-Pacific	132,893	100,779	85,509	601,465	486,146	404,544

	2,966,227	2,251,536	1,958,351	9,062,742	7,585,472	6,325,865

(1)	Europe, Middle East, Africa

(2)	Figures of the unconsolidated stand-alone Financial Statements

	Property, plant, and equipment			Capital expenditures

	2005	2004	2003	2005	2004	2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Germany	764,175	702,500	699,863	170,358	117,187	159,019
Rest of EMEA(1)	129,427	128,347	128,872	27,586	27,003	17,460

Total EMEA	893,602	830,847	828,735	197,944	144,190	176,479

United States	154,650	132,590	158,805	22,030	11,689	9,009
Rest of Americas	8,531	5,371	4,244	4,568	3,226	2,145

Total Americas	163,181	137,961	163,049	26,598	14,915	11,154

Japan	4,383	5,377	7,518	1,981	1,959	1,840
Rest of Asia-Pacific	33,799	24,898	20,355	14,157	10,924	14,217

Total Asia-Pacific	38,182	30,275	27,873	16,138	12,883	16,057

	1,094,965	999,083	1,019,657	240,680	171,988	203,690

(1)	Europe, Middle East, Africa

				Employees as of December 31,
	Depreciation			in full-time equivalents

	2005	2004	2003	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Germany	101,097	109,714	105,797	13,916	13,525	13,026
Rest of EMEA(1)	24,916	24,862	27,895	7,813	7,133	6,808

Total EMEA	126,013	134,576	133,692	21,729	20,658	19,834

United States	18,001	18,211	24,022	6,019	5,143	4,621
Rest of Americas	2,798	1,985	2,673	1,934	1,541	1,435

Total Americas	20,799	20,196	26,695	7,953	6,684	6,056

Japan	2,958	3,778	4,587	1,264	1,340	1,350
Rest of Asia-Pacific	7,936	5,916	5,038	4,927	3,523	2,370

Asia-Pacific	10,894	9,694	9,625	6,191	4,863	3,720

	157,706	164,466	170,012	35,873	32,205	29,610

(1)	Europe, Middle East, Africa
        The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2005, approximately 56.8% of the research and development personnel are located in Germany, 11.3% in the rest of EMEA, 8.8% in the United States, 1.9% in the rest of the Americas and 21.2% in the Asia-Pacific region.
        Six groups of industry sectors generated the following revenues for the year ended December 31:

	Total revenue by industry sectors			Software revenues by industry sectors(1)

	2005	2004	2003	2005	2004	2003

	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)	€ (000)
Process industries	1,765,909	1,469,136	1,381,279	659,346	489,024	404,409
Discrete industries	1,986,113	1,807,871	1,659,334	638,441	550,444	496,127
Consumer industries	1,457,006	1,349,825	1,243,809	463,504	426,547	359,958
Service industries	1,946,026	1,673,901	1,664,525	552,120	455,054	525,061
Financial services	543,360	519,115	474,135	179,046	197,511	172,544
Public services	814,015	694,645	601,524	290,294	242,432	189,492

	8,512,429	7,514,493	7,024,606	2,782,751	2,361,012	2,147,591

(1)	Based on actual customer assignment.
        The following table presents software revenues allocated to specific software solutions including revenues from integrated solution contracts, which are allocated based on customer usage surveys:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Enterprise Resource Planning (ERP)	1,157,569	989,972	801,221
Customer Relationship Management (CRM)	602,629	501,007	440,121
Supply Chain Management (SCM)	508,884	479,993	477,131
Product Lifecycle Management (PLM)	161,635	166,924	156,043
Business Intelligence/ Enterprise Portal/ SRM/ Marketplaces	n/a	n/a	273,075
SRM	175,983	147,091	n/a
SAP NetWeaver and other related components	176,051	76,025	n/a

	2,782,751	2,361,012	2,147,591

        Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including Business Intelligence and Portals since all technology components are now integrated with SAP NetWeaver. Accordingly, prior year comparable figures are not available for certain solutions using the new method.
(33) BOARD OF DIRECTORS
EXECUTIVE BOARD

Membership on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of the Company, in
Germany and other countries, on December 31, 2005(1)

Prof. Dr. Henning Kagermann
Chief Executive Officer Overall responsibility for SAP’s strategy and business development, Global Communications, Global Intellectual Property, Internal Audit, Top Talent Management	Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, DaimlerChrysler Financial Services AG, Berlin, Germany
Supervisory Board, Münchener
Rückversicherungs-Gesellschaft AG, Munich, Germany
Shai Agassi Product development and technology, Industry solutions Product and industry marketing
Léo Apotheker
Sales, Consulting, Education, Marketing	Board of Directors, Enigma, Inc., Burlington, Massachusetts, United States (until December 31, 2005)
Supervisory Board, AXA, Paris, France (from February 23, 2005)
Supervisory Board, Ginger Group, Paris, France (from June 2, 2005)
Dr. Werner Brandt
Chief Financial Officer Finance and Administration, Shared Services, SAP Ventures	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany
Prof. Dr. Claus E. Heinrich Labor Relations Director Global Human Resources, Quality Management, Internal IT, SAP Labs
Gerhard Oswald Global Service and Support, Custom Development
Dr. Peter Zencke
Research, Application Platform	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany

(1)	Memberships on supervisory boards and comparable governing bodies of subsidiaries can be obtained from the Company upon request.

SUPERVISORY BOARD

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2005

Prof. Dr. h.c. mult. Hasso Plattner (2), (4), (5), (7) Chairman of the Supervisory Board
Helga Classen(1), (4), (7) Deputy Chairperson Deputy Data Protection Officer
Pekka Ala-Pietilä(5) Executive Advisor to the CEO of Nokia Corporation, Espoo, Finland
Willi Burbach(1), (4), (5) Developer
Prof. Dr. Wilhelm Haarmann(2), (6), (7)
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany	Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany
Bernhard Koller(1), (3) Manager of idea management
Christiane Kuntz-Mayr(1), (5), (7) Development manager
Lars Lamadé(1), (6) Risk Manager Service & Support
Dr. Gerhard Maier(1), (2), (6) Development project manager

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2005

Dr. h.c. Hartmut Mehdorn(4)
Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany	Supervisory Board, DB Station & Service AG, Frankfurt am Main, Germany (until April 28, 2005)
Supervisory Board, Stinnes AG, Berlin, Germany (until April 28, 2005)
Supervisory Board, DB Personenverkehr GmbH, Berlin, Germany (until April 28, 2005)
Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board, Bayerische
Magnetbahnvorbereitungsgesellschaft mbH, Munich, Germany (until October 4, 2005)
Prof. Dr. Dr. h.c. mult. August- Wilhelm Scheer(5), (6)
Professor at Saarland University, Saarbrücken, Germany	Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Softwaresystemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany (from April 26, 2005)
Member of the Senate, Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., Munich, Germany (from January 1, 2005)
Dr. Barbara Schennerlein(1), (7) Principal consultant

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2005

Dr. Erhard Schipporeit(3)
Member of the Executive Board, E.ON AG, Düsseldorf, Germany	Supervisory Board, Commerzbank AG, Frankfurt am Main, Germany
Supervisory Board, Degussa AG, Hamburg, Germany
Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany (from October 7, 2005)
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, E.ON Ruhrgas AG, Essen, Germany
Supervisory Board, E.ON IS GmbH, Hanover, Germany (from January 11, 2005)
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, E.ON Risk Consulting GmbH, Düsseldorf, Germany
Supervisory Board, E.ON Audit Services, Düsseldorf, Germany
Supervisory Board, E.ON UK plc, Coventry, UK
Supervisory Board, E.ON US Investment Corp., Delaware, USA
Stefan Schulz(1), (3), (5) Development Project Manager
Dr. Dieter Spöri(7)
Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany	Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany
Dr. h.c. Klaus Tschira(3)
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany	Supervisory Board, SRH Learnlife AG, Heidelberg, Germany Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

(1)	Elected by the employees.

(2)	Member of the Company’s Compensation Committee.

(3)	Member of the Company’s Audit Committee.

(4)	Member of the Company’s Mediation Committee.

(5)	Member of the Company’s Technology Committee.

(6)	Member of the Company’s Finance and Investment Committee.

(7)	Member of the Company’s General Committee.
        The total compensation of the Executive Board members for fiscal year 2005 amounted to €29,688 thousand. This amount includes €3,306 thousand fixed and €20,520 thousand performance-related compensation as well as €5,862 thousand long-term incentive compensation elements. The long-term incentive elements correspond to the fair value of the 291,925 stock options issued to Executive Board members during the year.

        Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders’ Meeting on May 9, 2006, the total annual compensation of the Supervisory Board members amounted to €879.2 thousand. This amount includes €439.6 thousand fixed and €439.6 thousand variable compensation. The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.
        During fiscal year 2005 the pension payments to former Executive Board members were €474 thousand (2004: €247 thousand). The projected benefit obligation as of December 31, 2005, for former Executive Board members was €12,830 thousand (2004: €10,819 thousand).
        SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2005, or in 2004, or 2003.
        On December 31, 2005, members of the Executive Board held a total of 31,346 shares, members of the Supervisory Board held a total of 70,396,026 shares.
(34) RELATED PARTY TRANSACTIONS
        Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 33. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm’s length.
        August-Wilhelm Scheer is the major shareholder and head of the Supervisory Board of IDS Scheer AG, a German software and IT services company. Until early 2004, SAP owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer’s shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm’s length, whereby IDS Scheer mainly provides services for SAP.
        After his move from SAP’s Executive Board to SAP’s Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract is expenses-only. Therefore SAP only incurred expenses for reimbursements of out-of-pocket expenses incurred by Hasso Plattner under this contract.
        Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is an SAP partner, with which SAP generated revenues of €2.0 million in fiscal year 2005 (2004: €1.9 million). SAP received services from Bramasol worth €58 thousand in 2005 (2004: €57 thousand).
        In March 2005, SAP entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named “SAP Arena” (together with the right to use the SAP logo for certain purposes) and SAP received the right to use certain reserved seating in the arena and to hold certain events in the arena. The fees required to be paid by SAP pursuant to these agreements are immaterial to SAP.
        Until January 1, 2006, Wilhelm Haarmann practiced as a partner of Haarmann Hemmelrath in their Frankfurt offices. Since January 1, 2006, he has practiced in HAARMANN Partnerschaftsgesellschaft in Frankfurt. Haarmann Hemmelrath (HH or “the firm”) was an international group of advisory firms in the fields of legal, tax, audit, and management consultancy services with around 900 employees in 22 offices worldwide. HH provided valuation services, tax, and legal counsel services for entities of the SAP Group. The total amount charged to SAP for those services in 2005 was €0.3 million (2004: €1.6 million; 2003: €0.5 million). SAP was informed by HH that revenues generated with SAP represented approximately 1% of

HH’s revenue of the respective years. Additionally HH is a customer of SAP. Amounts paid by HH to SAP for products and services were €3 thousand, €2 thousand, and €20 thousand in the years 2005, 2004, and 2003, respectively.
        At no point in the years ended December 31, 2005, 2004, or 2003, did the Company grant loans to any member of the Executive Board and Supervisory Board. During the years ended December 31, 2005, 2004, and 2003, there were no significant transactions between the Company and the major shareholders as outlined in Note 21.
        As discussed in Note 15, SAP has issued loans to employees other than to directors and officers with aggregate outstanding balances of €47.8 million and €42.8 million at December 31, 2005 and 2004, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP’s default experience on loans to employees has been insignificant. There have been no loans to employees or executives to assist them in exercising stock options.
(35) PRINCIPAL ACCOUNTANT FEES AND SERVICES
        In SAP AG’s annual general shareholders’ meeting held on May 12, 2005, SAP’s shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin (KPMG Germany), to serve as SAP AG’s independent auditors for the 2005 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit services for each of the last two fiscal years and for other professional services in each of the last two financial years:

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Audit fees	5,234	4,328	3,670
Audit related fees	1,090	888	569
Tax fees	154	1,198	84
All other fees	196	38	239

	6,674	6,452	4,562

        “Audit Fees” are the aggregate fees billed by KPMG for the audit of SAP AG’s consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of SAP’s financial statements and are not reported under “Audit Fees”. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-upon procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category “All Other Fees” include other support services, such as training and expert advice on issues unrelated to accounting and taxes.
        For services provided by KPMG Germany SAP recorded in 2005 expenses of €2,490 thousand out of which €1,778 thousand were for audit services, €62 thousand for tax services, and €650 thousand for other services.
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
        In 2005, 2004, and 2003, the Executive Boards and Supervisory Boards both of SAP AG and SAP’s publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the Web sites of SAP and SAP SI respectively.

Walldorf, March 10, 2006
SAP AG
Walldorf, Baden
Executive Board
Kagermann Agassi Apotheker Brandt Heinrich Oswald Zencke

SCHEDULE II
Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2005, 2004, and 2003

	Year ended December 31,

	2005	2004	2003

	€ (000)	€ (000)	€ (000)
Balance at beginning of year	63,362	71,011	92,511
Charged to costs and expenses(*)	12,383	1,742	6,969
Amounts written off	(8,053)	(7,700)	(22,939)
Currency translation and other changes	5,197	(1,691)	(5,530)

Balance at end of year	72,889	63,362	71,011

(*)	Includes the provision of bad debt expense based on aging charged (credited) to other operating income/(expense) of €(3,409) thousand, €(1,791) thousand, and €5,368 thousand in 2005, 2004, and 2003, respectively.

S-1