Form 20-F
period 2006-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2007-04-03
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
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

Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share, without nominal value	New York Stock Exchange
Ordinary Shares, without nominal value	New York Stock Exchange*
         Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, without nominal value (as of December 31, 2006)**	1,267,537,248
          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
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
         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
         Large accelerated filer ☑         Accelerated filer ☐         Non-accelerated filer ☐
         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑
  * Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares.

**	Including 49,250,676 treasury shares.

[THIS PAGE INTENTIONALLY LEFT BLANK]

i

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
        In this Annual Report on Form 20-F: (i) references to “US$,” “$,” or “dollars” are to U.S. dollars; (ii) references to “€” or “euro” are to the euro, a currency of the countries currently participating in the European Economic Monetary Union (“EMU”). Our financial statements are denominated in euros, which is the currency of our home country, Germany. Certain amounts that appear in this Annual Report on Form 20-F may not sum because of rounding adjustments. In this Annual Report on Form 20-F, except as otherwise specified, financial information with respect to SAP has been expressed in euro and/or dollars.
        Unless otherwise specified herein, all euro financial data that have been converted into dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 29, 2006, which was US$1.3197 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or on any other dates. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” At March 14, 2007, the Noon Buying Rate for converting euro to dollars was US$1.3227 per €1.00.
        Unless the context otherwise requires, references in this Annual Report on Form 20-F to ordinary shares are to SAP AG’s ordinary shares, without nominal value. References in this Annual Report on Form 20-F to “ADSs” are to SAP AG’s American Depositary Shares, each representing one SAP ordinary share. At SAP AG’s Annual General Meeting of Shareholders held on May 9, 2006, the shareholders approved an increase in subscribed capital from corporate funds pursuant to which each shareholder received three additional shares for each existing SAP ordinary share held. This change was effective December 15, 2006. No new capital was raised through this transaction.
        “SAP,” the “SAP logo,” “R/2,” “R/3,” “xApp,” “xApps,” “SAP NetWeaver,” “Duet,” “PartnerEdge” and other SAP product and service names mentioned herein are trademarks or registered trademarks of SAP AG in Germany and in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than SAP that are trademarks of their respective owners.

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

USE OF NON-GAAP FINANCIAL MEASURES
        This filing discloses certain financial measures, such as Adjusted operating income, Adjusted operating margin, Adjusted operating expenses, Adjusted net income, and Adjusted earnings per share (Adjusted EPS) which were referred to as “pro forma” measures in the previous filings, and constant currency period-over-period changes in revenue and operating expenses. These measures are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP measures. Our non-GAAP measures may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that we report should be considered as additional to, and not as a substitute for or superior to, revenue, operating income, operating margin, net income, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP measures included in this report are reconciled to the nearest U.S. GAAP measure.
Adjusted Operating Income, Adjusted Operating Margin, Adjusted Operating Expenses, Adjusted Net Income, and Adjusted EPS
        We believe that it is useful for investors to receive information on past and future-oriented financial data relied on by our management in running our business — in addition to financial data prepared in accordance with U.S. GAAP. We have implemented an integrated management approach. We use consistent data to manage the performance of the Group for our planning, forecasting, reporting, compensation and external communications. This approach measures the performance of both management and employees by reference to financial results each can actually influence, and not to results over which we have no direct influence. Our management and employees cannot directly affect the expense for stock-based compensation because the fair value of our stock which directly impacts our stock-based compensation expense is heavily influenced by factors outside of our control, including the overall stock market and the share price fluctuations of other companies in the same industry. As a substantial portion of our stock-based compensation plans are cash settled and therefore liability-classified plans, our stock-based compensation expense — if not hedged — fluctuates in response to SAP stock price movements. Although acquisition-related charges include recurring items from past acquisitions such as amortization of acquired intangible assets, they also include an unknown component relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Similarly, our Adjusted net income also excludes any impairment-related charges resulting from other-than-temporary declines in the market value of minority investments, which by their very nature are outside of our control.
        The following expenses are eliminated from Adjusted operating income, Adjusted operating margin, Adjusted operating expenses, Adjusted net income, Adjusted EPS, and other non-GAAP measures based on Adjusted operating expense components:

•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges, including other-than-temporary impairment charges on minority equity investments.

        Adjusted operating income and Adjusted operating expenses reconcile to the nearest U.S. GAAP measure as follows:

		Reconciliation

		Stock-based
	U.S. GAAP	compensation	Acquisition-related	Adjusted
	Measure	expenses	charges	Measure

	€ millions
2006
Total operating expenses	6,837	99	43	6,695
Operating income	2,565	99	43	2,707
2005
Total operating expenses	6,182	45	34	6,103
Operating income	2,331	45	34	2,410
2004
Total operating expenses	5,496	38	30	5,428
Operating income	2,018	38	30	2,086
        Adjusted net income, from which Adjusted EPS is derived, and Adjusted EPS reconcile to the nearest U.S. GAAP measure as follows:

		Reconciliation
		(net after tax)

		Stock-based
	U.S. GAAP	compensation	Acquisition-related	Impairment-related	Adjusted
	Measure	expenses	charges	charges	Measure

2006
Net income in € millions	1,871	71	27	1	1,970
Earnings per share in €	1.53	0.06	0.02	0.00	1.61
2005
Net income in € millions	1,496	31	21	4	1,552
Earnings per share in €	1.21	0.02	0.02	0.00	1.25
2004
Net income in € millions	1,311	24	18	5	1,358
Earnings per share in €	1.05	0.02	0.02	0.00	1.09
        The Adjusted operating income measures disclosed are the same measures that we use in our internal management reporting. Adjusted operating income was a key criterion, along with software revenue growth, for performance-related elements of management compensation.
        In addition, in the past we gave full-year and long-term guidance based on non-GAAP financial measures. The guidance was provided on adjusted operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflected the operational performance that management could directly influence and reasonably forecast for the periods covered by the guidance. Furthermore, by providing guidance based on adjusted income measures, we avoided having to update our market guidance whenever acquisition-related expenses changed, non-recurring impairment-related charges were recorded or the cost of stock-based compensation fluctuated because of a change in the price of our stock. Until 2007 we did not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges.
        We believe that the adjusted income measures have limitations, particularly as a result of the elimination of certain cost elements that may be material to us. We therefore do not evaluate our own past performance without considering both adjusted income measures and U.S. GAAP income measures. We also regularly analyze the differences between adjusted income measures and the respective most directly comparable U.S. GAAP income measures. We caution the readers of this report to follow a similar approach by considering the adjusted income measures only as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-Over-Period Changes
        We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services. Therefore we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and income by translating foreign currencies using the average exchange rates from the previous year instead of the current year.
        Constant currency period-over-period changes should be considered in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
        We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our growth and performance without considering both constant currency period-over-period changes and changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP. We caution the readers of this report to follow a similar approach by considering constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.

        Constant currency year-over-year changes in revenue and operating income reconcile to the respective unadjusted year-over-year changes as follows:

	Percentage change	Constant currency
	from 2005 to 2006	percentage change	Currency
	as reported	from 2005 to 2006	effect

	%	%	%
Software revenue	10	12	(2)
Maintenance revenue	11	12	(1)
Software and maintenance revenue	11	12	(1)
Consulting revenue	9	10	(1)
Training revenue	12	12	0
Service revenue	10	10	0
Total revenue by Region(1):
EMEA region	9	9	0
United States	12	14	(2)
Rest of Americas region	18	16	2
Americas region	13	14	(1)
Japan	6	14	(8)
Rest of Asia Pacific Japan region	14	16	(2)
Asia Pacific Japan region	11	15	(4)
Total revenue	10	11	(1)

(1)	Based on customer location

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
        Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
        Not Applicable.
ITEM 3. KEY INFORMATION
SELECTED FINANCIAL DATA
        The following table presents selected consolidated financial information of SAP for the five most recent fiscal years. The selected consolidated financial information of SAP is a summary of, is derived from and is qualified by reference to, our consolidated financial statements. The selected consolidated balance sheet data as of December 31, 2004, 2003 and 2002 and the selected consolidated income statement data for the years ended December 31, 2003 and 2002 are derived from our audited consolidated financial statements. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2006 and 2005 and the selected consolidated income statement data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this document and have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), independent registered public accountants, whose report appearing elsewhere in this document refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006, the adoption of the fair value method of accounting for stock-based compensation as required by SFAS No. 123(R), Share-Based Payment, effective January 1, 2006, and a change in method for determining certain investments to be classified as current assets in 2006.
        The audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004, are included in “Item 18. Financial Statements.”

	Year Ended December 31,

	2006	2006	2005	2004	2003	2002

	US$(1)	€	€	€	€	€
	(In thousands, except share data)
Income Statement Data:
Total revenue	12,407,982	9,402,123	8,512,429	7,514,493	7,024,606	7,412,838
Operating income	3,385,550	2,565,394	2,330,732	2,018,381	1,724,019	1,625,678
Income before income taxes and minority interest	3,529,932	2,674,799	2,316,356	2,072,642	1,776,615	1,107,698
Net income	2,469,656	1,871,377	1,496,407	1,310,521	1,077,063	508,614
Earnings per share(2)
Basic	2.02	1.53	1.21	1.05	0.87	0.41
Diluted	2.01	1.52	1.20	1.05	0.87	0.41
Other Data:
Weighted average number of shares outstanding(2)
Basic	1,226,263	1,226,263	1,239,264	1,243,209	1,243,124	1,252,064
Diluted	1,231,650	1,231,650	1,243,342	1,248,623	1,245,636	1,255,920

	Year Ended December 31,

	2006	2006	2005	2004	2003	2002

	US$(1)	€	€	€	€	€
	(In thousands, except share data)
Balance Sheet Data:
Cash and cash equivalents	3,165,605	2,398,731	2,064,074	1,505,793	838,737	897,285
Total assets	12,540,763	9,502,738	9,039,904	7,585,472	6,325,865	5,608,463
Shareholders’ equity	8,097,488	6,135,855	5,782,238	4,594,253	3,709,445	2,872,091
Subscribed capital	1,672,769	1,267,537	316,458	316,004	315,414	314,963
Short-term financial debt(3)	40,870	30,969	22,308	25,851	19,043	22,657
Long-term financial debt(3)	3,719	2,818	10,622	11,116	12,933	11,462

(1)	Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.3197, the Noon Buying Rate for converting €1.00 into dollars on December 29, 2006. See “— Exchange Rates” for recent exchange rates between the euro and the dollar.

(2)	Amounts are retrospectively adjusted for all periods presented for the effect of the December 15, 2006 fourfold increase in the number of shares under a capital increase pursuant to German law. See “Item 9. The Offer and Listing — General” for more detail of the share increase.

(3)	Financial debt represents bank loans, overdrafts and capital lease obligations. Short-term means a remaining life of one year or shorter; long-term, beyond one year. The balances include convertible bonds issued pursuant to stock-based compensation plans. See “Item 6. Directors, Senior Management and Employees — Stock-Based Compensation Plans.”
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
        The following table sets forth the average, high and low Noon Buying Rates for the euro expressed as dollars per €1.00.

Year	Average(1)	High	Low

2002	0.9495	1.0485	0.8594
2003	1.1411	1.2597	1.0361
2004	1.2478	1.3625	1.1801
2005	1.2400	1.3476	1.1667
2006	1.2661	1.3327	1.1860

Month	High	Low

2006
July	1.2822	1.2500
August	1.2914	1.2735
September	1.2833	1.2648
October	1.2773	1.2502
November	1.3261	1.2705
December	1.3327	1.3073
2007
January	1.3286	1.2904
February	1.3246	1.2933
March (through March 14, 2007)	1.3227	1.3094

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.
DIVIDENDS
        Dividends are jointly proposed by SAP AG’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP AG’s year-end stand-alone statutory financial statements, subject to approval by the shareholders, and are officially declared for the prior year at SAP AG’s Annual General Meeting of Shareholders. Dividends paid to holders of the ADSs may be subject to German withholding tax. See “Item 8. Financial Information — Dividend Policy” and “Item 10. Additional Information — Taxation.”
        The following table sets forth in euro the annual dividends paid or proposed to be paid per ordinary share in respect of each of the years indicated. The amounts shown in the table for 2005 and prior years are retrospectively adjusted for the effect of the fourfold increase in the number of shares resulting from the capital increase effective December 15, 2006 pursuant to German law. See “Item 9. The Offer and Listing — General” for more detail of the share increase. The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares or ADSs and if you are a U.S. resident, please refer to “Item 10. Additional Information — Taxation.”

	Dividend Paid
	per Ordinary
	Share

Year Ended December 31,	€		US$

2002	0.15		0.17	(1)(4)
2003	0.20		0.24	(1)(4)
2004	0.28		0.35	(1)(4)
2005	0.36		0.43	(1)(4)
2006 (proposed)	0.46	(2)	0.61	(2)(3)(4)

(1)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on the dividend payment date. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval of the Annual General Meeting of Shareholders of SAP AG to be held on May 10, 2007.

(3)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on March 14, 2007 of US$1.3227 per €1.00. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt. The dividend paid may differ due to changes in the exchange rate.

(4)	One SAP ADS currently represents one SAP AG ordinary share. Accordingly, the final dividend per ADS is equal to the dividend for one SAP AG ordinary share and is dependent on the euro/dollar exchange rate.
        The amount of dividends paid on the ordinary shares depends on the amount of SAP AG profits to be distributed by SAP AG, which depends in part upon our performance. The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors in each case as proposed by the Executive Board and the Supervisory Board of SAP AG and approved at the Annual General Meeting of Shareholders.
RISK FACTORS
Economic Risks
A downturn in the economic conditions in the regions in which we operate or in the software markets in those regions or in our customers’ specific industries has in the past resulted, and may result in the future, in a significant fluctuation of demand for our products, causing our revenues and profitability to suffer.
        Implementation of SAP software products can constitute a major portion of our customers’ overall corporate budget, and the amount customers are willing to invest in acquiring and implementing SAP products and the timing of our customers’ investments have tended to vary due to economic or financial crises or other business conditions. A recession, or slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by adverse economic conditions in Europe or the United States because we derive a substantial portion of our revenue from software licenses and services in those geographic regions.
        One important feature of our long-term strategy for growth is to increase our offerings for the small and midsize enterprise segment. A slowdown in growth, recession, or slow or weak economic recovery could inhibit the creation and financial strength of those businesses and thereby delay or prevent altogether that key element of our growth strategy.
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
        The financial, political, economic and other uncertainties following terrorist attacks like those in the United States, Spain and the UK, and other acts of violence or war, such as the conflict in Iraq, as well as the risk of pandemic disease outbreaks could have a negative impact on the world economy, contribute to a climate of economic and political uncertainty and affect our and our customers’ revenue growth and investment decisions over an extended period of time. We believe that geopolitical uncertainties, particularly hostilities against the United States or countries in Europe, or the threat of serious disease may lead to cautiousness by our customers in setting their capital spending budgets. Furthermore, such occurrences could make business continuity and business travel more difficult, thus interfering with customers’ decision making processes and our ability to sell products and provide services to them.

Because we expect to continue to expand globally, we may face specific economic and regulatory challenges that we may not be able to meet.
        Our products and services are currently marketed in over 120 countries in the Europe, Middle East and Africa (“EMEA”), North America and Latin America (“Americas”) and Asia Pacific Japan (“APJ”) regions. Sales in these regions are subject to risks inherent in international business activities, including, in particular:

•	general economic or political conditions in each country or region;

•	the overlap of differing tax structures;

•	the management of an organization spread over various jurisdictions;

•	exchange rate fluctuations; and

•	regulatory constraints such as export restrictions, regulation of the Internet, and additional requirements for the design and for the distribution of software and services.
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
        The entire IT sector, including the software industry, has in recent years experienced a period of consolidation through mergers and acquisitions, particularly involving larger companies, such as the acquisitions of PeopleSoft, Inc., Siebel Systems, Inc. and the proposed acquisition of Hyperion Solutions Corporation by Oracle Corporation. Such consolidations in the industry may create uncertainty among potential customers about future IT investment plans, causing longer sales cycles for us. Also, consolidated companies may emerge as stronger competitors with more resources, a larger customer base and a wider variety of product offerings than we have.
Due to intense competition, our market share and financial performance could suffer.
        The software industry is intensely competitive. As part of our business strategy, over the last few years we have focused our efforts in areas where demand is expected to grow more rapidly. In particular, we have been focusing on the completion of our enterprise service-oriented architecture road map, customer relationship management on-demand solutions, solutions for small and midsize enterprises as well as industry-tailored solutions for specific industries such as retail and financial services. Our expansion from traditional large enterprise resource planning (ERP) product offerings exposes us to different competitors in size, geographic location and specialty. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs better than we do. Competition, with respect to pricing, product quality and functionalities/features, and consulting and support services, could increase substantially and result in price reductions, cost increases or loss of segment share.
        The continuing trend towards outsourcing business processes to external providers (business process outsourcing, or “BPO”) or towards alternative licensing models such as distributing applications on an on-demand basis or through application service providers could result in increased competition for us with systems integrators, consulting firms, telecommunications firms, computer hardware and software vendors and other IT service providers.
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
        We are investing significant resources in further developing and marketing new and enhanced products and services. Demand and customer acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of SAP software products requires a large capital commitment or other significant commitment of resources. Moreover, newer offerings require a broad acceptance of new and substantially different methods of conducting business and exchanging information, particularly by those individuals and enterprises that have historically relied upon traditional means of commerce and communication. These products and services involve a new approach to the conduct of business and, as a result, we have invested in, and intend to continue to pursue, intensive marketing and sales efforts to educate prospective customers regarding the uses and benefits of these products and services in order to generate demand. Demand for these products and services may not develop, which could have a material adverse effect on our business, financial position and results of operations or cash flows.
Our future revenue is dependent in part upon our installed customer base continuing to license additional products, renew maintenance agreements and purchase additional professional services.
        Our large installed customer base has traditionally generated additional new software, maintenance, consulting and training revenues. We believe that recently developed or planned SAP offerings geared towards substantially expanding the scope of potential users within our installed customer base such as Duet (formerly code named Project Mendocino), a joint solution offering developed with Microsoft Corporation, or our SAP xApp composite applications for analytics, pose an opportunity for us to continue to generate revenue from existing customers. If we are unable to enhance our existing products and services, develop new products according to market needs in a timely manner, customers may not necessarily license additional SAP products or contract for additional services or maintenance in the future. In addition, several of our larger customers are requiring enterprise-wide license agreements that satisfy current as well as planned customer use requirements. After an initial term, maintenance is generally renewable annually at a customer’s option, and there are no mandatory payment obligations or obligations to license additional software. If our customers decide not to renew their maintenance agreements or license additional products or contract for additional services, if they reduce the scope of their maintenance agreements, or if they insist upon licenses that include future use requirements, our revenues could decrease and our operating results could be adversely affected.
Strategic Planning Risks
Our failure to develop new relationships and enhance existing relationships with third-party distributors, software suppliers, system integrators and value-added resellers that help sell our services and products may adversely affect our revenues.
        We have entered into agreements with a number of leading computer software and hardware suppliers and other technology providers to cooperate and ensure that certain of the products produced by such suppliers are compatible with SAP software products. We have also supplemented our consulting and support services (in the areas of product implementation, training and maintenance) through alliance partnerships with third-party hardware and software suppliers, systems integrators, and consulting firms. Most of these agreements and alliances are of relatively short duration and non-exclusive. In addition, we have established relationships relating to the resale of certain of our software products by third parties. These third parties include value-added resellers and, in the area of application hosting services, certain computer hardware vendors, systems integrators and telecommunications providers. Our growth strategy includes commencing and maintaining relationships with independent software vendors and value added resellers for our products targeted at small and midsize enterprises.
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
        Our operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Competition for managerial and skilled personnel in the software industry remains intense. Especially as we embark on the introduction of new and innovative technology offerings to our client base such as our SAP NetWeaver platform initiative, we are relying on being able to build up and maintain a specialized workforce with deep technological know-how to ensure an optimal implementation of such new technologies in accordance with our clients’ demands. Such personnel in certain regions (including the United States, Europe and India) are in short supply. We expect continued increases in compensation costs in order to attract and retain senior managers and skilled employees, especially in times of strong economic growth. Most of our current employees, with the exception of selected managers, are subject to employment agreements or conditions that do not contain post-employment noncompete provisions and in the case of most of our existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that we will continue to be able to attract and retain the personnel we require to develop and market new and enhanced products and to market and service our existing products and conduct our operations successfully. Further, our recruiting of personnel may expose us to claims from other companies seeking to prevent their employees from working for a competitor.
If we do not effectively manage our growth, our existing personnel and systems may be strained and our business may not operate efficiently.
        We have a history of rapid growth and will need to effectively manage our future growth to be successful. In the past years, we experienced an industry-wide trend in customer spending away from a lower volume of very large contracts to a higher volume of smaller contracts. In order to support our future growth, we expect to continue in the long-term to incur significant costs to increase headcount in key areas of our business, explore and/or enter new markets and build infrastructure ahead of anticipated revenue. We increased our headcount by 11% in 2005 and by 10% in 2006. There can be no assurance that significant increases in employees and infrastructure will result in growth in revenue or operating results in the future. Also, there is no assurance that we can sufficiently staff such additional headcount in lower cost countries such as India or China due to, for example, a local increase in competition for skilled workers in such countries. As a result, our operating margin and revenue figures per employee could decline. In addition, the ability to control costs could adversely affect revenue, profitability and cash flow in the future.
Organizational and Governance-related Risks
Principal shareholders may be able to exert control over our future direction and operations.
        As of March 14, 2007, the beneficial holdings of SAP AG’s principal shareholders and the holdings of entities controlled by them constituted in the aggregate approximately 30% of the outstanding ordinary shares of SAP AG. If SAP AG’s principal shareholders and the holdings of entities controlled by them vote the shares held by them in the same manner, it may have the effect of delaying, preventing or facilitating a change in control of SAP or other significant changes to SAP AG or its capital structure. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”
Sales of ordinary shares by principal shareholders could adversely affect the price of our capital stock.
        The sale of a large number of ordinary shares by any of the principal shareholders and related entities could have a negative effect on the trading price of our ADSs or our ordinary shares. We are not aware of any restrictions on the transferability of the shares owned by any of the principal shareholders or related entities.
We are subject to significantly increased governance-related regulatory requirements both in Germany and the United States
        SAP AG as a stock corporation domiciled in Germany and listed in Germany and the United States is subject to governance-related regulatory requirements under both jurisdictions. These standards are among the highest standards worldwide and have grown considerably in the past few years. In the United States, the Sarbanes-Oxley Act of 2002 requires the establishment, ongoing assessment and certification of an effective system of internal control over financial reporting accompanied by stringent documentation efforts for companies and their external auditors. In Germany, the “10-point program to strengthen corporate integrity and investor protection” issued by the federal government in February 2003 has resulted in various legislative initiatives which, among other things, have been or may be lowering the requirements for shareholder lawsuits and have intensified or may intensify regulators’ control over insider trading as well as the work of external auditors. Given the high level of complexity of these laws there can be no assurance that we will not be held in breach of certain regulatory requirements, for example, through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any corresponding accusation against us, whether merited or not, may have a material adverse impact on our reputation as well as the trading price of our ordinary shares and ADSs.
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
        Consumers have significant concerns about secure transmissions of confidential information, especially financial information, over public networks like the Internet. This remains a significant obstacle to general acceptance of e-commerce and certain aspects of our business. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of security such as those that have generated widespread media attention. Continued high-profile cases of inadvertent and unauthorized disclosure of personal information could have the effect of substantially reducing the use of the Web for commerce and communications and therefore could adversely impact our long-term strategy for growth.

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
        As many of our customers make and plan their IT purchasing decisions at or near the end of calendar quarters and a significant percentage of those decisions are made during the fourth quarter, even a small delay in purchasing decisions could have a material adverse effect on our results of operations. While our dependence on single, large scale sales transactions has decreased in recent years due to a relative increase in the number of license transactions concluded by SAP, mainly attributable to SAP’s strengthened focus on the small and midsize enterprises (SME) segment, there can be no assurance that our results will not be adversely affected by the loss or delay of one or a few large sales, which continue to occur especially in the large enterprise segment.
        We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of proposals, including the date when they estimate that a customer will make a purchase decision and the potential revenue from the sale. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates may not consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year. We significantly increased over the recent years, and plan to continue to increase throughout 2007, the following expenditures:

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
        Although the euro has been our financial and reporting currency since January 1, 1999, a significant portion of our business is conducted in currencies other than the euro. Approximately 64% of our consolidated revenue in 2006 was attributable to operations in non-EMU member states and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect, although such effects may be short term in nature.
        Fluctuations in the value of the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar, and the Australian dollar have historically provided the greatest exposure to our risk of currency fluctuations. As our business in emerging markets such as India and China continues to experience strong growth, these countries’ respective currencies are growing in importance as well. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. There can be no assurance that our hedging activities, if any, will be effective. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Risk.”
Our revenue mix may vary and may negatively affect our profit margins.
        We generally license our software products for an upfront license fee based on the number and types of users or other applicable metrics. Maintenance fees are typically established based on a specified percentage of the license fee. Variances or slowdowns in our licensing activity may negatively impact our current and future revenue from maintenance and services since such maintenance and services revenues typically follow and are dependent upon software sales. Historically, the profit margin from our services arrangements is lower than that of our software sales. Any decrease in the percentage of our total revenue derived from software licensing could have a material adverse effect on our business, financial position, results of operations or cash flows.
        We have introduced new licensing models such as on-demand and subscription models which typically result in software revenue being recognized over time. Although revenue from such new models is still relatively insignificant, we expect it to grow in the future. A significant portion of the related cost of developing, marketing and providing our solutions to customers under such new models could be incurred prior to the recognition of revenue, thus impacting our profit margin in the short term.
The cost of derivative instruments for hedging of the STAR Plan may exceed the benefits of those arrangements.
        Under our stock appreciation rights plan (the “STAR Plan”), stock appreciation rights (“STARs”) are granted to eligible employees of SAP. The STARs are normally granted in the first quarter of each year and generally give the participants the right to a portion of the appreciation in the market price of the ordinary shares for the relevant measurement period. We have entered into in the past, and may enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with the STARs in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. We believe hedging anticipated cash flows in connection with the STARs limits the potential exposure associated with the STAR Plan, including potentially significant cash outlays and resulting compensation expense. There can be no assurance, however, that the benefits achieved from hedging our STAR Plan will exceed the related costs.

Management’s use of estimates may affect our results of operations and financial position.
        Our financial statements are based upon the accounting policies as described in Note 3 to our consolidated financial statements included in “Item 18. Financial Statements.” Such policies require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Facts and circumstances which management uses in making estimates and judgments may change from time to time and may result in significant variations, including adverse effects on our results of operations or financial position. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”
Revenue recognition accounting pronouncements and interpretations may adversely affect our reported results of operations.
        We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations. Our revenue recognition policies are described in Note 3 to our consolidated financial statements included in “Item 18. Financial Statements.”
The market price for our ADSs and ordinary shares may remain volatile.
        The trading prices of our ADSs and ordinary shares have experienced and may continue to experience significant volatility. The current trading prices of the ADSs and the ordinary shares reflect certain expectations about the future performance and growth of SAP, particularly on a quarterly basis. However, our revenue can vary, sometimes substantially, from quarter to quarter, causing significant variations in operating results and in growth rates compared to prior periods. Any shortfall in revenue or earnings from levels projected by us quarterly or from projections made by securities analysts could have an immediate and significant adverse effect on the trading prices of the ADSs or the ordinary shares in any given period. Additionally, we may not be able to confirm our projections of any such shortfalls until late in the quarter or following the end of the quarter because license agreements are often executed late in a quarter. Finally, the stock prices for many companies in the software sector have experienced wide fluctuations, which have often not been directly related to an individual company’s operating performance. The trading prices of our ADSs and ordinary shares may fluctuate in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results of operations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	speculation in the press or financial community;

•	general market conditions specific to particular industries;

•	general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.); and

•	proposed and completed acquisitions or other significant transactions by us or our competitors.

        Many of these factors are beyond our control. In the past, companies that have experienced volatility in the market price of their stock have been subject to shareholder lawsuits including securities class action litigation. Any such lawsuits against us, with or without merit, could result in substantial costs and the diversion of management’s attention and resources.
Project Risks
Customer implementation and installation of our products involves significant resources and is subject to significant risks.
        Implementation of SAP software is a process that often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we have little or no control. Some of our customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. We believe that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customers’ own organization. However, criticisms regarding these additional costs and protracted implementation times have been directed at us, and there have been, from time to time, shortages of our trained consultants available to assist customers in the implementation of our products. In addition, the success of new SAP software products introduced by us may be adversely impacted by the perceived or actual time and cost to implement the SAP software products. We cannot provide assurances that protracted installation times or criticisms of us will not continue, that shortages of our trained consultants will not occur, or that our costs to perform installation projects will not exceed the fees we receive when fixed fees are charged by us.
Product Risks
Undetected errors, shortcomings in our security features or delays in new products and product enhancements may result in increased costs to us and delayed demand for our products.
        To achieve customer acceptance, our new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, first releases are licensed to a controlled group of customers after a validation process. Such new products and product enhancements may contain a number of undetected errors or “bugs” when they are first released. As a result, in the first year following the introduction of certain releases, we work with our early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer’s satisfaction, with the result that certain customers may bring claims for cash refunds, damages, replacement software or other concessions. The risks of errors and their adverse consequences may increase as we seek to introduce simultaneously a variety of new software products. Significant undetected errors or delays in introducing new products or product enhancements may affect market acceptance of SAP software products, and any such events could have a material adverse effect on SAP’s financial condition, cash flow, results of operations and reputation.
        The use of SAP software products by customers in business-critical applications and processes and the relative complexity of some of our software products create the risk that customers or other third parties may pursue warranty, performance or other claims against us in the event of actual or alleged failures of SAP software products, the provision of services or application hosting. We have in the past been, and may in the future continue to be, subject to such warranty, performance or other similar claims.
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
        We license numerous third-party technologies that we incorporate into our existing products, on which, in the aggregate, we may be substantially dependent. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms to reflect changes in our pricing models. While we do not believe that one individual technology we license is material to our business, changes in or the loss of third-party licenses could lead to a material increase in the costs of licensing or to SAP software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development or licensing costs to ensure continued performance of our products.
Our SAP NetWeaver platform strategy may not succeed or may make certain of our products less desirable.
        Since the introduction of SAP NetWeaver, we have been executing on our application platform vision. While we remain an enterprise application provider, the objectives of our platform strategy are to decrease the cost of integration, enable process flexibility and innovation, and help build the so-called ecosystem of partners. With solutions built on the SAP NetWeaver platform, we are targeting to enhance our position in the enterprise software industry by extending core applications.
        To promote a broad adoption of the SAP NetWeaver platform, we are working with certified third-party ISVs using SAP NetWeaver as a basis to develop and offer their own certified solutions. To the extent that we cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions with significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to elect and use certain of our software products. The failure to receive acceptance from customers of the SAP NetWeaver platform, development by competitors of superior technology or significant errors in the solution could have a material adverse impact on our revenues, earnings and results of operations.
        See Item 4. “Information about SAP — Description of the Business — Evolution of SAP Solutions” for a more detailed description of SAP NetWeaver.
Other Operational Risks
We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and erosion in the value of our brands and products.
        We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products. Despite our efforts, there can be no assurance that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to copy certain portions of our products or reverse engineer or otherwise obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary software against unauthorized third-party copying or use, which could adversely affect our competitive position. In addition, the laws and courts of certain countries do not protect our proprietary rights to the same extent as do the laws and courts of the United States and Germany.
Some of our competitors or entities focusing on patent acquisition and licensing may have been more aggressive than we have in applying for or obtaining patent protection for innovative proprietary technologies.
        We have been issued patents under our patent program and have a number of patent applications pending for inventions claimed by us. Nonetheless, there can be no assurance that, in the future, patents of third parties will not preclude us from utilizing certain technology in our products or require us to enter into royalty and licensing arrangements on terms that are not favorable to us. Although we do not believe that we are infringing any proprietary rights of others, third parties have claimed and may claim in the future that we have infringed their intellectual property rights. Our software products have been, and we believe will increasingly be, subject to such claims as the number of products in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject our products to an injunction, require a complete or partial re-design of the relevant product, result in delays by customers in making spending decisions or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

        Additionally, the use of open-source software has become more prevalent in the development of software solutions in the software industry. Accordingly, we are selectively embedding in our software certain third-party open-source software components, which include software code subject to their respective open-source licenses that may require that the code be freely transferable. We have implemented strict and detailed approval processes around the deployment of such components which involve, among other things, a thorough check of any corresponding licensing terms. Nevertheless, there can be no assurance that, in the future, a third party will not assert that our products or third-party software we deploy must be made publicly available under the terms of an open-source license, resulting in the loss of our proprietary advantage in the affected product.
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
        In order to complement or expand our business, we have made and expect to continue to make acquisitions of additional businesses, products and technologies, and have entered into, and expect to continue to enter into, a variety of alliance arrangements. Our current strategy for growth includes, but is not limited to, the acquisition of companies with the aim of strengthening our geographic reach, broadening our offerings in particular industries, or complementing our technology portfolio. Management’s negotiation of potential acquisitions or alliances, and management’s integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

•	inability to successfully integrate the acquired business, including integrating different business and licensing models;

•	inability to integrate the acquired technologies or products with our current products and technologies;

•	potential disruption of our ongoing business;

•	inability to retain key technical and managerial personnel of the acquired business;

•	dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies or capital stock issuances to retain employees of the acquired companies;

•	assumption of unknown material liabilities of acquired companies;

•	incurrence of debt or significant cash expenditure;

•	difficulty in implementing or maintaining controls, procedures and policies;

•	potential adverse impact on our relationships with partner companies or third-party providers of technology or products;

•	impairment of relationships with employees and customers;

•	regulatory constraints; and

•	problems with product quality, product architecture, legal contingencies, product development issues or other significant risks that may not be detected through the due diligence process.
        In addition, acquisitions of additional businesses may require an immediate charge to income for any in-process research and development costs of companies being acquired and amortization costs related to certain tangible and intangible assets that are acquired. Ultimately, certain acquired businesses may not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets. Such write-offs and amortization charges may have a significant negative impact on operating margins and net income in the quarter in which the business combination is completed and subsequent periods. In addition, we have entered and expect to continue to enter into alliance arrangements for a variety of purposes including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks or any other problems encountered in connection with any such transactions and may therefore not be able to receive the intended benefits of those acquisitions or alliances.
We may incur losses in connection with venture capital investments.
        We have acquired and expect to continue to acquire equity interests in or make advances to technology-related companies, many of which currently generate net losses and may require additional funding from their investors. It is possible that changes in market conditions, the performance of companies in which we hold investments or to which we have made advances or other factors may negatively impact our results of operations and financial position or our ability to recognize gains from the sale of marketable equity securities. Additionally, under German tax laws capital losses or write-downs of equity securities are not tax deductible, which may negatively impact our effective tax rate, cash flows and net income going forward. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment Assessments.”
Our insurance coverage may not be sufficient to avoid negative impacts on our financial position or results of operations resulting from the settlement of claims.
        We maintain extensive insurance coverage for protection against many risks of liability. The extent of insurance coverage is regularly reviewed and is modified if we deem it necessary. Our goal of insurance coverage is to ensure that the financial effects, to the extent practicable at reasonable cost, resulting from risk occurrences are excluded or limited. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even where we obtain insurance, our coverage is subject to exclusions that may limit or prevent our ability to recover under those policies. Further, there is no assurance that we will be able to obtain desired coverage at reasonable rates, or that such coverage will be available to us at all. Any failure to obtain or recover under insurance policies may result in a significant adverse impact on our financial position or results of operations.
We are subject to claims and lawsuits against us that may result in adverse outcomes.
        We are subject to a variety of claims and lawsuits. Adverse outcomes in some or all of the claims pending against us may result in significant monetary damages or injunctive relief against us that could adversely affect our ability to conduct our business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations, litigation and other claims are by their nature subject to uncertainties, and management’s view of these matters may change in the future. Actual outcomes of litigation and other claims may differ from the judgments made by management in prior periods, which could result in a material adverse impact on our financial position and results of operations.
ITEM 4. INFORMATION ABOUT SAP
        Our legal corporate name is SAP AG. SAP AG is translated in English to SAP Corporation. SAP AG, formerly known as SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, was incorporated under the laws of the Federal Republic of Germany in 1972. Where the context requires in the discussion below, SAP AG refers to our predecessors, Systemanalyse und Programmentwicklung GbR (1972-1976) and SAP Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988). SAP AG became a stock corporation (Aktiengesellschaft) in 1988. Our principal executive offices, headquarters and registered office are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany. Our telephone number is +49-6227-7-47474. SAP AG’s agent for U.S. federal securities law purposes in the United States is Brad Brubaker. He can be reached c/o SAP America, Inc. at 3999 West Chester Pike, Newtown Square, PA 19073.
        We intend to make this Annual Report on Form 20-F and other periodic reports publicly available on our Web site (www.sap.com) without charge immediately following our filing with the SEC. We assume no obligation to update or revise any part of this Annual Report on Form 20-F, whether as a result of new information, future events or otherwise, unless we are required to do so by law.
DESCRIPTION OF THE BUSINESS
Overview
        SAP was founded in 1972. Our core business is developing and licensing business software solutions. We also sell maintenance, consulting, training and other services associated with our software products. Furthermore, we develop and market products in close cooperation with business partners.
        Today, we count more than 38,000 customers in over 120 countries and employ more than 39,300 individuals in more than 50 countries in the EMEA, Americas, and Asia Pacific Japan regions. We are headquartered in Walldorf, Germany.
        SAP consists of SAP AG and its network of 115 operating subsidiaries. We have three lines of business that constitute our reportable segments: product, consulting and training. We tailor our solutions to serve the needs of customers in various industries which are divided into six industry sectors, namely process, discrete, consumer, service, financial services and public services. For a discussion of our geographic regions and industry sectors, see “Item 4. Information about SAP — Description of the Business — Business by Region,” “— Revenue by Industry Sector,” and Note 30 to our consolidated financial statements included in “Item 18. Financial Statements.”
        The company is listed on several exchanges, including the Frankfurt Stock Exchange and the New York Stock Exchange (NYSE) under the symbol “SAP.”
Evolution of SAP Solutions
        With the vision to create standard application software for real-time business processing, we introduced the first generation of our software in 1973, initially consisting of a financial accounting application.
        The SAP R/2 system, our second generation of application software, was then developed for mainframe, designed to handle different languages and currencies and to integrate many aspects of business, including distribution centers, field operations centers, corporate headquarters, and sales offices.
        We recognized the demand for more decentralized business software solutions and designed the initial version of the SAP R/3 system, moving from mainframe computing to the three-tier architecture of database, application and user interface. Introduced in 1992, SAP R/3 quickly became the category leader in ERP systems. During the 1990s, we introduced several solutions built on SAP R/3 to provide capabilities tailored to specific industries.
        In early 2000s, we continued to expand our product offerings to include the SAP Business Suite family of business applications that help enterprises improve business operations ranging from supplier relationships, production, and warehouse management to sales, administrative functions and customer relationships. We introduced the successor to SAP R/3 called the SAP ERP application, which is a component of SAP Business Suite.

        Until the late 1990s, companies typically deployed multiple hardware and software systems to manage their enterprise processes. In recent years, the companies have had to adapt their business models and processes to ever shorter innovation cycles and changing conditions. The rate of change that the business environment demands threatens to outstrip the ability of classic IT to respond quickly and efficiently. In response, we began as early as 2003 to adapt our portfolio of products to the new environment, mapping a route to a flexible new enterprise service-oriented architecture for software.
        A service-oriented architecture (SOA) is an industry term referring to a software architecture that supports the design, development, identification, and consumption of standardized services across the enterprise, thereby improving reusability of software components and creating agility in responding to change. The term, service, as used in service-oriented architecture means a Web service which is a self-contained piece of functionality, such as “delete purchase order,” that can be accessed by applications across a network using mechanisms based on Web standards. An enterprise service, defined by us and our partners and customers, is a series of Web services combined with business logic that can be accessed and used repeatedly to support a particular business process, such as “procure-to-pay” or “order-to-cash.” Aggregating Web services into business-level enterprise services provides more meaningful building blocks for composing applications to automate enterprise-scale business scenarios.
        One key benefit of enterprise service-oriented architecture, or enterprise SOA, is the ability to rapidly map complex business processes with reusable enterprise services. Companies can use enterprise services to flexibly compose or alter applications as rapidly as their markets and business process needs change. Our platform for realizing enterprise SOA is SAP NetWeaver. The version of the SAP ERP application we shipped in 2006 harnesses the potential of enterprise SOA. The SAP ERP application gives our customers both reliable, core ERP software and the means to flexibly add innovative business processes using enterprise services. We have already made more than a thousand enterprise services for the SAP NetWeaver platform available to our customers. Together with these enterprise services and the SAP NetWeaver platform, the latest version of SAP ERP can be used as a business process platform.
        Applications created by utilizing enterprise services are often referred to as composite applications. xApps are an example of such composite applications, which are powered by SAP NetWeaver. There are various xApps available both from us and our partners. Customers or their system integrators can create custom xApps to meet the needs of an individual customer situation.
Newly Introduced Products and Product Versions
Building a Business Process Platform
        In 2006, we adapted substantial parts of the SAP Business Suite family of applications, including SAP ERP, for enterprise SOA. This builds a business process platform on which our customers and partners can flexibly evolve original solutions, business processes, and business models.
        As described above, the latest version of the SAP ERP application was made generally available in 2006 which is a major release with many product enhancements and ready-to-use enterprise services.
        In the fall of 2006, we announced our new SAP ERP release strategy — a road map envisioning the release of all of the new SAP ERP capabilities in a series of optional enhancement packages by 2010. This strategy sends a strong message to our customers and partners: We offer them a stable platform for several years on which to innovate while also benefiting from our technical advances.
        We are encouraging our customers who currently run SAP R/3 to migrate to the SAP ERP application to take advantage of the potential of enterprise SOA. In 2006, more than 800 customers migrated to the SAP ERP application, increasing the total number of SAP ERP application customers to more than 7,300 by the end of year.

Solutions for Information Workers
        Traditionally, our software solutions touched only a small group of users within our customers, including their IT and accounting professionals. Information workers, identified as those who are detached from enterprise processes and who rely on others for data retrieval, are not currently leveraging corporate assets resident in enterprise applications. We are bringing new products to address the needs of information workers who wish to take advantage of enterprise information. Examples of such products include Duet and SAP xApp Analytics.
        Introduced in 2006, Duet is the first product jointly developed and supported by SAP and Microsoft. Duet enables employees to interact quickly and easily with selected SAP business processes and data without leaving the familiar Microsoft Office environment, simplifying the way information workers access and use SAP applications. The initial version of Duet included functions such as leave management, budget monitoring, and travel management; we plan to introduce more functions in the coming years.
        SAP xApp Analytics is a composite application, powered by SAP NetWeaver, which is designed to help information workers define, monitor, and adjust actions in concert with strategic objectives and goals. SAP xApp Analytics offers visualization features, such as interactive charts and easy-to-use tools to create or modify analytic applications. Our range of SAP xApp composite applications grew strongly in 2006 and the trend is expected to continue.
CRM Development Milestones
        Early in 2006, we announced a key new element in our portfolio — an on-demand option for our SAP Customer Relationship Management (SAP CRM) application. The SAP CRM on-demand solution is designed for large and midsize organizations to manage sales, service, and marketing in an easy-to-use solution delivered directly via the Internet.
        In February 2006, we unveiled our first on-demand capabilities for sales to manage customers, contacts, and sales pipeline. We expanded the SAP CRM on-demand solution with marketing and service capabilities later in the year.
        In May 2006, we presented an extended portfolio of CRM applications offering on-demand Internet service or on-premise operation — and seamless transitions across these options.
New Capabilities for SAP Business One
        In July 2006, we announced new e-commerce and Web-based capabilities for the SAP Business One applications for small businesses with fewer than one hundred employees. These applications provide customers a unified view of business-critical information across sales, financials, manufacturing, reporting, and customer-facing activities in a single, easy-to-use application.
New Version of SAP All-in-One Solutions
        In January 2007, we announced a new version of the SAP All-in-One solutions building on the latest developments in SAP ERP and the SAP NetWeaver platform. The solutions leverage the power of enterprise SOA to offer midsize customers — and partners who serve them — new levels of flexibility, simplification, and rapid deployment. They also provide streamlined business scenarios, enhanced analytical reporting, and integrated management of customer relationships.

Solutions Targeted for Smaller Midmarket Companies
        In January 2007, we announced more details of our new approach to business software for smaller midmarket companies (with 100 to 1,000 employees). Our new solution yet to be made generally available (codenamed A1S) aims to exploit the advantages that enterprise SOA offers for business software. With this new solution, customers and partners will be able to rapidly adapt preconfigured business processes to fit their own requirements. We plan to market this offering as a trial solution, providing customers with a complete, personalized version to test before they buy. The solution is expected to offer smaller midmarket companies a short time to value, lower risk, and predictable cost. We plan to integrate e-learning and service and support in the product, which will be made available in hosted and on-demand options. We will leverage the Internet and telesales to market A1S.
SAP’s Strategy
Trends and Orientation
        New and constantly changing trends cause ever-shifting customer requirements. One such trend is the rise in the expectations of consumers, who increasingly dictate what products and services are offered on the market. This leads to another major trend: frequent and radical shifts in business models. Add to these today’s easier access to capital worldwide, the impact of globalization on the individual’s working environment, tighter regulation, and — not to be forgotten — the increasingly important role of IT as a driver of business model innovation.
        Such rapid, multidimensional change comes with increased complexity. We view this complexity as creating a need for embedding IT throughout business organizations and their processes. Companies are recognizing that IT plays a critical role in controlling and simplifying this complexity. Thus, we believe our customers view IT as taking over a new strategic role in supporting growth, a departure from the formerly prevalent view of IT as a driver of cost efficiency. Moving forward, we expect IT to become strategic to business and be the enabler of continuous business innovation and operational excellence.
        Our mission therefore remains: We will define and establish undisputed leadership in the emerging market for business process platform solutions, accelerate IT/business innovation for firms and industries worldwide, and thus contribute to economic development on a grand scale.
        Based on these significant changes, our mission must be to deliver products and services that empower our customers:

•	To be innovative

•	To succeed with their business strategy

•	To lift the productivity of their employees

•	To comply with laws and regulations that apply to their efforts
        The value customers derive from working with us is the key to growing prosperity. Thus, we intend not only to further expand our traditional core business, but also to unlock new business with smaller companies.
Expanding Our Traditional Core Business
        We have grown strong with our customer base comprising many large global corporations and larger midsize companies with between 1,000 and 2,500 employees. Such companies use the SAP Business Suite family of applications, including the SAP ERP application, and SAP All-in-One solutions to automate their basic business transactions, enabling better management and governance.
        We are adapting the SAP Business Suite family of applications and SAP All-in-One solutions for a new service-oriented architecture for business applications, known as enterprise SOA. These applications, based on SAP NetWeaver, constitute a business process platform on which our customers and partners can flexibly evolve original solutions, business processes, and business models.
        Partners that develop their products on our SAP NetWeaver platform help us obtain new customers — and new segments. We will work with partners to grow the spectrum of solutions for specific industries. We see potential for more growth in all regions, and we believe the Americas and Asia Pacific Japan are especially promising.
        We expect our customers will increase their use of SAP systems to analyze data, recognize trends, and gather information on which to base decisions. We intend to create conditions for more productive work by providing crossovers between formally structured information in SAP systems and more loosely structured information in everyday desktop environments.
Developing New Midmarket Business
        We already serve customers in the upper midmarket (1,000 to 2,500 employees) with SAP All-in-One solutions. Companies at the lower end of the midsize range, with about 100 to 1,000 employees, have specific requirements for software solutions. They tend to see a short time to value, minimum risk, and predictable cost as more important than a wealth of functions. Many such companies do not believe that their needs can be met by classic software offerings or by available on-demand solutions.
        We intend to enter this market segment with a completely new approach to business software. Our new solution (mentioned above as A1S) is designed to exploit advantages that an enterprise SOA offers for business software. The new solution offers smaller midsize companies innovations aimed at faster, lower-risk implementation, continuous adaptability, and easier user adoption.
        We believe that by combining a completely new product concept and an innovative business model we will gain access to new streams of potential revenue in a still largely untapped segment. We will invest in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a strong, diversified partner ecosystem.
Strategy for Growth
        We will continue to direct our strategy toward growing our software revenue (increasingly from subscriptions and other software-related services). We plan to realize our potential for growth as follows:

•	Organic growth: By supporting our growth strategy principally through organic development of our product portfolio.

•	Co-innovation: By expanding our partner ecosystem to accelerate innovation by supporting the development of solutions and enterprise services built on the SAP NetWeaver platform and to leverage sales forces to address the various market and customer segments.

•	Smart acquisitions: By targeting strategic “fill-in” acquisitions to add to our broad solution offering within industries or across industries by gaining specific technologies and capabilities that meet the needs of our customers.

OUR SOFTWARE SOLUTIONS AND SERVICES OFFERINGS
        We offer the following products and services:
        Our primary go-to-market approach is by industry. We strive to support customers in a specific industry with best practice industry processes as well as with the ability to innovate processes in an industry context. We understand that the requirements of large multinational conglomerates are different from those of small and midsize companies. Therefore, we also provide solutions that are tailored in scope and flexibility to the needs of the small and midsize enterprises.
SAP Solution Portfolio
        The SAP solution portfolio is comprised of the following:

•	For large enterprises, we offer more than 25 tailored solution portfolios for industries. Solution portfolios for industries are created by SAP through the assembly of general-purpose applications, industry-specific applications, service-enabled composite applications, and, potentially, partner products. These portfolios support industry-specific business processes using software that is tailored to various roles in a business.

        Our solution portfolios encompass the following six industry segments:

Process Industries
• Chemicals
• Mill Products
• Oil & Gas
• Mining
Discrete Industries
• Aerospace & Defense
• Automotive
• Engineering, Construction & Operations
• High Tech
• Industrial Machinery & Components
Consumer Industries
• Consumer Products
• Retail
• Wholesale Distribution
• Life Sciences	Services Industries
• Media
• Logistics Service Providers
• Postal Services
• Railways
• Telecommunications
• Utilities
• Professional Services
Financial Services
• Banking
• Insurance
Public Services
• Healthcare
• Higher Education & Research
• Public Sector
• Defense & Security

•	For small and midsize enterprises, we offer the SAP Business One application and SAP All-in-One solutions. SAP Business One targets small businesses with fewer than one hundred employees and offers capabilities for various work involved in managing a small business such as bookkeeping, reporting, sales and marketing, purchasing, and warehousing and inventory. It is developed by SAP and delivered by SAP channel partners who provide local services and support. SAP All-in-One solutions are designed to meet the requirements of midsize companies of up to 2,500 employees, and offer preconfigured industry-specific solutions for rapid deployment. SAP All-in-One solutions are developed and sold by SAP, and deployed and supported by either SAP or an experienced partner.
SAP Applications
        SAP applications are the main building blocks of SAP solution portfolios for industries. They provide the software foundation with which organizations address their business issues.
        SAP delivers the following types of applications:

•	General-purpose applications. These include the SAP Business Suite family of business applications which consists of SAP ERP (which further consists of SAP ERP Human Capital Management (SAP ERP HCM), SAP ERP Financials, SAP ERP Operations, and SAP ERP Corporate Services), SAP Customer Relationship Management (SAP CRM), SAP Product Lifecycle Management (SAP PLM), SAP Supply Chain Management (SAP SCM), and SAP Supplier Relationship Management (SAP SRM). These applications can be licensed individually or together as a suite, and in some cases, such as with customer relationship management and supplier relationship management, customers can choose to license the software as a service with SAP on-demand solutions. In addition, we offer various cross-industry optional applications such as SAP Global Trade Management, Environment, Health & Safety, Duet, and SAP solutions for radio frequency identification (RFID).

•	Industry-specific applications. These perform defined business functions in particular industries. These applications often are delivered as add-ons to general-purpose applications, particularly to the SAP ERP application. Some industry-specific applications may run stand-alone, and others require SAP ERP or other SAP Business Suite applications. Examples of industry-specific applications include the SAP Apparel and Footwear application for the consumer products industry and the SAP Reinsurance Management application for the insurance industry.

•	SAP xApps composite applications. These perform functions spanning multiple applications, departments, and organizations. These applications are designed to reuse, integrate, and orchestrate enterprise services that are provided by SAP NetWeaver. They can be general-purpose or industry-specific, and can be categorized into the following families: SAP xApps composite applications for analytics; SAP xApps composite applications for governance, risk, and compliance; SAP xApps composite applications for mobile business; and SAP xApps composition applications for personal productivity. Our software and consulting partners can also develop and offer “SAP xApps Certified” composite applications.
The SAP NetWeaver Platform
        The SAP NetWeaver platform is the foundation of SAP’s approach to a service-oriented architecture. In addition to complying with all relevant technology standards around Web services, SAP NetWeaver provides support for IT practices that enable customers to map their business problems to IT solutions by using combinations of SAP NetWeaver preintegrated functions.
SAP Services
        The SAP Services portfolio of service offerings includes consulting, education, support, custom development, and managed services. The service offerings are categorized into software-related services and professional and other services. Software-related services include support services provided by the SAP Active Global Support organization and custom development provided by the SAP Custom Development organization. Revenue from these services was classified as software and maintenance revenue in our Consolidated Statements of Income until 2006. Beginning 2007, such revenue will be shown as software and software-related service revenue, together with revenue from our on-demand offerings and from subscriptions. See a more detailed discussion on this change in “Item 5. Operating and Financial Review and Prospects — Outlook for 2007 — Forecast for SAP.”
        Professional and other services include consulting, education and managed services. As a result of the change in our income statement presentation in 2007 discussed in the preceding paragraph, certain revenue from managed services, such as so-called mandatory hosting contracts in which the hosting components cannot be separated from the software components, will be included in software and software-related service revenue.
Software-Related Services

•	SAP Custom Development. The SAP Custom Development organization develops custom solutions that address customers’ unique business requirements on the SAP NetWeaver platform. The service portfolio includes development services that help customers to extend and enhance existing SAP solutions or build new and innovative business solutions, and maintenance services to protect their custom solutions and SAP investment as their business evolves over time.

•	SAP Active Global Support. The SAP Active Global Support organization offers a broad range of services to support customers before, during and after implementation of our software solutions, providing around-the-clock technical support for high-priority messages to resolve issues as well as proactive, preventative services to mitigate potential problems before they get out of hand. Key offerings of SAP Active Global Support include the SAP Standard Support option which provides the knowledge, tools, and functions to keep customers’ SAP environment up-to-date and running efficiently, and the SAP Premium Support option through which SAP’s experts take a more active role in establishing support operations. As part of the SAP Standard Support, customers are entitled to unspecified upgrades and enhancements to the software products they licensed.

Professional and Other Services

•	SAP Consulting. The SAP Consulting organization offers consulting, implementation, and optimization services that aim at delivering business value in all phases of the solution life-cycle, from the planning phase through building and running the solutions. SAP Consulting advises and supports customers on designing business processes and IT infrastructure, helps customers with project management, solution implementation and integration, and helps with solution and IT landscape optimization to adapt to changing business needs of customers.

•	SAP Education. The SAP Education organization provides the training and tools required to assist SAP customers and partners in maximizing the benefits attained from SAP solutions. SAP Education services include education needs analysis, education delivery via classroom or e-learning, assessment certification and continuous improvement.

•	SAP Managed Services. The SAP Managed Services organization provides a comprehensive portfolio of services, which include application management services and hosting services, running and managing SAP solutions on behalf of customers.
SEASONALITY
        As is common in the software industry, our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2006, 2005, and 2004 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.
BUSINESS BY REGION
        We operate our business in three principal geographic regions, namely EMEA, which represents Europe, Middle East and Africa, the Americas, which represents both North America and Latin America, and Asia Pacific Japan, which represents Japan, Australia and parts of Asia. We allocate revenue amounts to each region based on where the customer is located. See Note 30 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.
        The following table sets forth, for the years indicated, the total revenue attributable to each of our three principal geographic regions:

	2006	2005	2004

	(In € millions)
Germany	1,907.4	1,810.4	1,780.1
Rest of EMEA	2,994.3	2,702.4	2,443.4

Total EMEA	4,901.7	4,512.8	4,223.5

United States	2,617.0	2,342.8	1,893.7
Rest of Americas	776.3	656.8	530.1

Total Americas	3,393.3	2,999.6	2,423.8

Japan	431.3	406.2	387.4
Rest of Asia Pacific Japan	675.8	593.8	479.8

Total Asia Pacific Japan	1,107.1	1,000.0	867.2

Total revenue	9,402.1	8,512.4	7,514.5

        EMEA. 52.1% of our 2006 total revenue was derived from the EMEA region, compared to 53.0% in 2005. After revenue growth in 2005 of 6.9%, we achieved stronger revenue growth of 8.5% to €4,901.7 million in 2006 in the EMEA region. Revenue in Germany, SAP’s home country, increased by 5.4% to €1,907.4 million. 38.9% of revenue for the EMEA region in 2006 was derived from Germany which is a slight decrease of 1.2 percentage points compared to 2005. The remainder of the revenue for the EMEA region in 2006 was derived primarily from the United Kingdom, Switzerland, France, the Netherlands and Italy. The number of our employees (full-time equivalents, or FTEs) in the EMEA region increased by 631 FTEs or 2.9% from 21,729 at December 31, 2005 to 22,360 at December 31, 2006. In Germany, the number of our employees (FTEs) increased by 2.1% to 14,214 at December 31, 2006 compared to 13,916 at December 31, 2005. See “Item 6. Directors, Senior Management and Employees — Employees.”
        Americas. 36.1% of our 2006 total revenue was derived from the Americas region, compared to 35.2% in 2005. Revenues increased from 2005 to 2006 by 13.1% to €3,393.3 million. Revenue from the United States in 2006 was €2,617.0 million, an increase of 11.7% from €2,342.8 million in 2005 (14.0% increase on a constant currency basis). The United States represented 77.1% of our total revenue for the Americas region in 2006 compared to 78.1% in 2005. in 2006. For the Americas region excluding the United States, total revenue increased by 18.3% to €776.3 million in 2006 (15.8% on a constant currency basis). This was mainly derived from Canada, Brazil and Mexico. The number of employees (FTEs) in the Americas region increased by 16.0% from 7,953 at December 31, 2005 to 9,225 at December 31, 2006. The increase mainly resulted from the hiring of additional sales and marketing headcount, accounting for 34.5% of the increase, and from acquisitions.
        Asia Pacific Japan. The Asia Pacific Japan region represented 11.8% of our total revenue in both 2006 and 2005. This revenue was derived primarily from Japan, Australia, India, China and South Korea. Our revenue in the Asia Pacific Japan region increased by 10.7% to €1,107.1 million in 2006. Revenue in Japan was €431.3 million, an increase of 6.2% from €406.2 million in 2005. This represents 39.0% of total revenues in the Asia Pacific Japan region in 2006 compared to 40.6% in 2005. On a constant currency basis, revenues derived from Japan increased by 13.9% from 2005 to 2006. In the rest of the Asia Pacific Japan region, total revenue increased by 13.8% from 2005 to 2006 (16.0% increase on a constant currency basis). In the Asia Pacific Japan region, the number of employees (FTEs) increased by 25.5% from 6,191 as of December 31, 2005 to 7,770 as of December 31, 2006, mainly due to the expansion of our research and development facilities in India and China.
REVENUE BY INDUSTRY SECTOR
        We have identified six industry sectors in order to focus our product development efforts on the key industries of our existing and potential customers and to provide best business practices and specific integrated business solutions to those industries. We allocate our customers to an industry at the outset of an initial arrangement. All subsequent revenues from a particular customer are recorded under that industry sector. The following table sets forth the total revenues attributable to each of the six industry sectors for the years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004

	(In € millions)
Process Industries	1,996.4	1,765.9	1,469.1
Discrete Industries	2,180.9	1,986.1	1,807.9
Consumer Industries	1,666.7	1,457.0	1,349.8
Service Industries	2,134.5	1,946.0	1,673.9
Financial Services	590.8	543.4	519.1
Public Services	832.8	814.0	694.7

Total revenue	9,402.1	8,512.4	7,514.5

SALES, MARKETING AND DISTRIBUTION
        SAP AG primarily uses its worldwide network of subsidiaries to market and distribute SAP’s products and services locally. Those subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary acquires the right to sublicense SAP AG’s products to customers within a specific territory. Under these agreements, the subsidiaries retain a certain percentage of the revenue generated by the sublicensing activity. We began operating in the United States in 1988 through SAP America, Inc., a wholly owned subsidiary of SAP AG. Since then, the United States has become one of our most important markets. In certain countries, we have established distribution agreements with independent resellers rather than with subsidiaries.
        In addition to our subsidiaries’ sales forces, we have developed an independent sales and support force through value-added resellers who assume responsibility for the licensing, implementing and supporting of SAP solutions, particularly with regard to the SAP Business One application and qualified SAP All-in-One partner solutions. We have also entered into alliances with major system integration firms, telecommunication firms and computer hardware providers to offer certain SAP Business Suite applications.
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
        Traditionally, our sales model has been to charge a one-time, up front license fee for a perpetual license to our software (without any rights to future products) which is typically installed at the customer site. We now offer our solutions in a variety of ways which include on-demand, hosted solutions, and subscription-based models. Although revenues from these new types of models are currently not material, we expect such revenues to increase in the future and will introduce a new line in 2007 in our income statement to reflect this revenue stream.
        Our marketing efforts cover large, multinational groups of companies as well as small and midsize enterprises. We believe our solutions and services meet important needs of all kinds of customers and are not dependent on the size or industry of the customer.
        Capitalizing on the possibilities of the Internet, we actively make use of online marketing. Some of our solutions can be tested online via the Internet demonstration and evaluation system, which also offers special services to introduce customers and prospects to new solutions and services.
PARTNERSHIPS, ALLIANCES AND ACQUISITIONS
        Partnerships and strategic alliances are a key element of our efforts to broaden the solutions and services offered to SAP customers and to extend the markets for our products and services. Our close collaboration with partners across the life cycle of a customer solution is a key element in enhancing customer satisfaction. We characterize our partnerships and strategic alliances into categories such as services, technology, software, hosting, content, education and support that together constitute what we refer to as the partner services network. Within most categories, our partners may achieve the status of a local or global partner. We expect our alliance partners to provide customers with joint strategic solutions. Our partners generally have a strong position in a particular line of business or cross-industry and complement the range of SAP solutions in these areas. Our partner network includes thousands of companies including independent software vendors (ISVs), systems integrators, and business process outsourcing (BPO) providers across all partner categories.

        Serving larger numbers of small and midsize enterprises (SMEs) requires new routes to market and supporting processes. To increase our presence among SMEs and to better address customers’ needs and buying preferences, it is becoming more important to collaborate with a network of our partners. In mid-2005, we launched the SAP PartnerEdge, a new channel partner program for our global partner network as part of our strategy to expand our business applications with small and midsize companies. We continued to implement the program throughout 2006 with a series of enablement components, including e-learning curricula available for partner organizations; an online partner collaboration network to promote their solutions, and ongoing global sales training and education programs for partners serving SME customers. Currently, SAP PartnerEdge serves ISVs focused on developing solutions for SAP Business One and SAP All-in-One applications, and the value-added reseller (VAR) partners who sell and implement them. We plan to evolve SAP PartnerEdge to offer a single, worldwide structure to serve ISV, systems integrator (SI) and technology partners that build solutions with technology for customers of all sizes, not just for SMEs.
        We have entered into agreements with a number of leading software, technology and services companies to cooperate and ensure that certain of the software, technology and services offered by such suppliers complement our software products and vice versa.
        In May 2006, we announced the launch of a US$125 million global fund called the SAP NetWeaver Fund to stimulate our ISV ecosystem to develop next-generation composite applications on the SAP NetWeaver platform. There are more than 1,000 ISVs actively developing on the SAP NetWeaver platform, and they have already developed more than 1,500 solutions powered by SAP NetWeaver. The SAP NetWeaver Fund focuses on strategic minority investments in select companies committed to becoming part of the SAP ecosystem and building innovative solutions for or based on enterprise SOA.
        Part of our strategy involves “fill-in” acquisitions to add to our solution offering within industries or across industries by gaining specific technologies and capabilities that meet the needs of our customers. We routinely evaluate various alternatives and engage in discussions and negotiations with potential parties to such transactions. In 2006, we acquired the outstanding shares of three unrelated companies and the net assets of two unrelated companies. The results of operations of these acquired businesses have been included with our results since the respective acquisition dates. All of these companies developed and sold software, which we plan to integrate or have integrated into our portfolio of product offerings. For example, one of the acquired companies, Virsa Systems, Inc., is a leading provider of compliance applications that monitor and enforce business controls in real time across enterprise systems and legacy applications. Virsa applications help customers maintain compliance with various national and international regulations, such as the U.S. Sarbanes-Oxley Act, Basel II, or U.S. Food and Drug Administration requirements. The completion of the Virsa acquisition allowed us to enhance SAP solutions for governance, risk and compliance (GRC). We retained the majority of the employees of these acquired entities and there was no material restructuring charge associated with the acquisitions. The amount of in-process research and development we expensed as a result of these acquisitions was immaterial. We also acquired software (intellectual property) from other companies, without acquiring related businesses. These transactions were immaterial to us individually and in the aggregate. See Note 4 to our consolidated financial statements in “Item 18. Financial Statements” for further details.
        As discussed in Note 4 in “Item 18. Financial Statements,” we increased our ownership interest in our subsidiary SAP Systems Integration AG (SAP SI) in 2005 from 91.6% as of December 31, 2004 to 96.5% as of December 31, 2005. The aggregate purchase price for the SAP SI shares acquired in 2005 was €60.0 million which was paid in cash. We acquired no shares of SAP SI in 2006. See Note 4 to our consolidated financial statements for more information regarding our plan to acquire the remaining shares of SAP SI.
        There were no public takeover offers by third parties with respect to our shares that have occurred in 2006 or 2005.

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
        We are a party to certain patent cross-license agreements with our strategic partners to provide a better environment for joint technical collaboration and solutions development.
        We are named as a defendant in several legal proceedings for alleged patent infringements. Please see Note 27 to our consolidated financial statements for a detailed discussion of these legal proceedings.
ORGANIZATIONAL STRUCTURE
        As of December 31, 2006, SAP AG was the holding company of 115 subsidiaries whose main task is the distribution of SAP’s products and services on a local basis. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.

        The following table illustrates our most significant subsidiaries based on revenues:

	Ownership	Country of
Name of Subsidiary	%	Incorporation	Function

Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales, consulting and training
Rest of Europe/ Middle East/ Africa
SAP (UK) Limited, Feltham	100	Great Britain	Sales, consulting and training
SAP (Schweiz) AG, Biel	100	Switzerland	Sales, consulting and training
SAP France S.A., Paris	100	France	Sales, consulting and training
SAP ITALIA SISTEMI, APPLICAZIONI, PRODOTTI IN DATA PROCESSING S.P.A., Milan	100	Italy	Sales, consulting and training
SAP Nederland B.V.,’s-Hertogenbosch	100	The Netherlands	Sales, consulting and training
Americas
SAP America, Inc., Newtown Square	100	USA	Sales, consulting and training
SAP Canada Inc., Toronto	100	Canada	Sales, consulting, training, and research and development
Asia/ Pacific
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales, consulting training, and research and development
DESCRIPTION OF PROPERTY
        Our principal office is located in Walldorf, Germany, where we occupy approximately 390,000 square meters of office space including our facilities in neighboring St. Leon-Rot, of which approximately 360,000 square meters is owned by us. We also own and lease office space in various other locations in Germany, totaling approximately 120,000 square meters, and in more than 50 other countries worldwide, totaling approximately 530,000 square meters. The space in most locations other than our principal office in Germany is leased. We own certain real properties in Newtown Square and Palo Alto, the United States; Bangalore, India; and a few other locations in and outside of Germany.
        The office space we occupy includes approximately 230,000 square meters in the EMEA region, excluding Germany, approximately 140,000 square meters in North America, and approximately 80,000 square meters in India.
        The space is being utilized for various corporate functions including research and development, customer support, sales and marketing, consulting, training, and administration. Note 30 “Segment and Geographic Information” to our consolidated financial statements discusses property, plant, and equipment by geographic region. Item 6. “Directors, Senior Management and Employees” discusses the numbers of our employees by business area and by geographic region, which may be used to approximate the capacity of our workspace in each region.
        We believe that our facilities are in good operating condition and adequate for our present usage. We don’t have any significant encumbrances on our properties. We are currently undertaking or planning to undertake construction activities in various locations to increase our capacity for future expansion of our business. Some of the significant construction activities are described below, under the heading “Capital Expenditures.”

Capital Expenditures
        We commenced the construction of new office buildings in Walldorf in 2005 to increase our workspace to accommodate approximately 2,000 additional employees. We estimate the total cost of construction to be approximately €131 million, of which we have paid approximately €83 million as of December 31, 2006. We are funding the construction with cash on hand. The planned completion is the first quarter of 2007. Upon completion of the construction of the buildings, we intend to terminate certain office leases in Walldorf, the charge for which is not expected to be material.
        In the fourth quarter of 2006, we initiated planning activities for an additional building at our Newtown Square location with an estimated total cost of about €78 million which is being funded with internally generated cash flows. We entered into a contract with the architectural and engineering designers for approximately €5.5 million and are currently in negotiation with a few companies for the construction. The new building will increase our workspace by 20,000 square meters which is planned to be used mainly for office, sales and development activities. The construction is expected to be completed by the first quarter of 2009.
        At our Palo Alto location, one of our key research and development facilities, we commenced in 2006 construction of new buildings to accommodate our headcount growth. This will increase workspace to accommodate an additional 600 workers. The estimated cost is €17 million, of which €5 million was already paid. The estimated completion is the first quarter of 2008. Also improvement to the existing facility at this location is expected in 2007, totaling about €4 million.
        In India, mainly at our Bangalore location which is another key research and development center for us and our sales and customer support base for the growing Indian market, we are building new buildings to add workspace for about 2,500 additional employees. Total estimated cost is about €33 million, of which €9 million has been paid so far. These buildings are scheduled to be completed in 2007 and in 2008.
        Our capital expenditures for property, plant, and equipment amounted to €312 million for 2006 (2005: €241 million; 2004: €172 million). The significant increase from 2005 to 2006, as well as from 2004 to 2005, was in large part due to the increase in construction in progress, the majority of which is attributable to the construction of new buildings in Walldorf as discussed above. Another factor in the increase is additional spending on real property such as land, buildings, and leasehold improvement (an increase from €20 million in 2005 to €33 million in 2006), particularly in China and India as well as in the United States. Our principal area of investment continues to be related to computer hardware and other equipment to support our growing operations globally, which accounted for more than €100 million, or one-third, of the spending in 2006. Cars contributed more than €60 million due to the continued purchase of company cars for eligible employees in Germany. See Note 19 to our consolidated financial statements in “Item 18. Financial Statements” for related discussion on property, plant, and equipment.
        Our capital expenditures for intangible assets such as software licenses and acquired technologies also increased to €189 million in 2006 from €114 million in 2005 (2004: €39 million). The increase in 2006 was primarily attributable to the acquisitions of unrelated companies’ business and of net assets of other companies, as well as to increased activities in licensing. See Note 4 “Acquisitions” and Note 18 “Goodwill/ Intangible Assets” to our consolidated financial statements for further details of the acquisitions which were also the cause of an addition to goodwill in 2006 of €407 million (2005: €143 million; 2004: €197 million).
        Also, see Note 30 “Segment and Geographic Information” for further details regarding capital expenditures by geographic region.

ITEM 4A. UNRESOLVED STAFF COMMENTS
        Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OVERVIEW
        Our principal sources of revenue are sales of software products and related services. Software revenue is primarily derived from software license fees that customers pay to use SAP products. We provide standard maintenance for a fee based on a fixed percentage of the license fee paid by the customer. The standard maintenance includes technical support services as well as unspecified software upgrades, updates and enhancements. We also offer optional maintenance and support services for additional coverage and scope. Our service revenue consists of consulting, training and other service revenue; consulting revenue is primarily derived from the services rendered with respect to implementation of our software products and training revenue from customer project teams and end-users, as well as training third-party consultants with respect to SAP software products. See “Item 4. Information about SAP — Our Software Solutions and Services Offerings” for a description of other services we offer.
        At the beginning of 2006, based on our prediction of growth in the economy as a whole and in the IT industry in particular, we set operational goals for fiscal year 2006:

•	To provide additional transparency, for the first time we provided an outlook for software and maintenance revenue (previously referred to as product revenue). We expected full-year 2006 software and maintenance revenue to increase in the range of 13% to 15% compared to 2005. This growth rate was based on our expectation for full-year 2006 software revenue growth in the range of 15% to 17% compared to 2005. As in 2005, the growth was expected to be driven by the Americas and Asia Pacific Japan. Low single-digit revenue growth in Germany was likely, while high single-digit growth was expected for the rest of the EMEA region. Consulting and training revenues were expected to grow more slowly than software and maintenance revenue.

•	We expected the full-year 2006 Adjusted operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in the range of 0.5 to 1.0 percentage points compared to 2005.

•	We expected full-year 2006 Adjusted earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €1.45 to €1.50 per share.
        As in previous years, the major portion of the planned investment was assigned for new hires to meet the requirements of business growth. We anticipated roughly 3,500 additional full-time equivalents. The regional breakdown of headcount growth was planned to be similar to that of 2005. A significant proportion of the new jobs were expected to be located in India and China, while some 20% of the increase was expected to be in Germany.
        This outlook was based on an average U.S. dollar to euro exchange rate of $1.23 per €1.00. On October 19, 2006 we announced the following update to our outlook for the fiscal year 2006:

•	We increased our expected full-year 2006 guidance for Adjusted earnings per share, which excluded stock based compensation, acquisition-related charges and impairment-related charges. We then expected Adjusted earnings per share to be slightly above the previously communicated range of €1.45 to €1.50 per share.

•	We reaffirmed that we expected full-year 2006 software and maintenance revenue to increase in a range of 13% to 15% compared to 2005. This growth rate was based on our expectation for full-year

2006 software revenue growth in a range of 15% to 17% compared to 2005. We announced that it appeared less likely that software and maintenance revenue growth as well as software revenue growth would reach the upper end of the aforementioned ranges.

•	We reaffirmed that we expected the full-year 2006 Adjusted operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 to 1.0 percentage points compared to 2005. We announced it appeared less likely that the Adjusted operating margin increase would be at the upper end of the aforementioned range.

•	The outlook continued to be based on an U.S. dollar to euro exchange rate of $1.23 per €1.00.

        In fiscal year 2006, we did not achieve all of our goals. Software and maintenance revenue increased from €5,958.4 million in 2005 to €6,604.6 million in 2006, representing an increase of €646.2 million or 10.8%. At constant currencies, software and maintenance revenue increased by 12.1%. Software revenue increased from €2,782.8 million in 2005 to €3,071.3 in 2006 representing an increase of €288.5 million or 10.4%. At constant currencies, software revenue increased by 12.3%. This was below our expectation.
        Our operating margin decreased by 0.1 percentage point from 27.4% in 2005 to 27.3% in 2006 while our Adjusted operating margin, which excludes stock-based compensation and acquisition related charges, increased by 0.5 percentage point from 28.3% in 2005 to 28.8% in 2006, meeting the lower end of our outlook which was a 0.5 to 1.0 percentage point increase.
        For 2006, our revenue and income before income taxes and minority interests were approximately €9,402.1 million and €2,674.8 million, respectively, as compared to €8,512.4 million and €2,316.4 million, respectively, for 2005. Net income was €1,871.4 million and €1,496.4 million for 2006 and 2005, respectively.
        Earnings per share increased from €1.21 in 2005 to €1.53 in 2006. Adjusted earnings per share, which exclude stock-based compensation, acquisition-related charges and impairment-related charges, were at €1.61 in 2006 compared to €1.25 in 2005, which is €0.11 above the upper end of our guidance.
        The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	key factors that impacted our performance;

•	discussion of our operating results for 2006 compared to 2005 and for 2005 compared to 2004; and

•	our outlook for 2007.
        The above overview should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”
KEY FACTORS
Global Economy
        According to analysts at the International Monetary Fund (IMF), the global economy continued on its path of positive growth throughout the course of 2006 and even exceeded expectations, as stated by the IMF in its most recent World Economic Outlook of September 2006. Output increased briskly in the first half of the year, the IMF reports. All of the indicators were pointing to further significant global growth in the final two quarters of 2006. For 2006, the IMF projects 5.1% year-over-year global output growth.
        The IMF reports that growth was particularly strong in the United States early in the year, although the cooling real estate market slowed the economy in the second quarter of 2006. It was still too early to see precisely how much this continued to impact the U.S. economy in the period July through December since it would depend upon how well business fared in the face of higher commodity prices, among other things.

Nonetheless, the IMF was upbeat about the resilience of the U.S. economy and continues to project U.S. Gross Domestic Product (GDP) growth of 3.4% in 2006 (2005: 3.2%). The Organisation for Economic Co-operation and Development (OECD) views the economic slowdown in the second half of the year with more concern, and sees a risk that the projection might require a downward correction. However, the OECD does expect 3.3% economic growth in the United States in 2006.
        The IMF reports that the economies in the euro area are growing stronger. This view projects that euro area output in 2006 will have risen more steeply than expected, likely topping 2.4%. In any case it would clearly outperform the previous year’s 1.3% growth. Indeed, the OECD is predicting growth as high as 2.6% for the euro area. The upward trend is being driven by the euro area’s powerhouse economy, Germany. There, the economy is picking up at such a rate that the IMF predicts German GDP will have increased 2.0% in 2006. In 2005, economic growth in Germany lagged at 0.9%.
        Some of the booming market economies in the world’s emerging countries are demonstrating highly dynamic performance. As a result, the IMF foresees 2006 growth rates for China and India of 10.0% and 8.3%, respectively. The IMF also says expansion in the Japanese economy will continue and shows sustainability. In 2006, its GDP grew 2.7% (2005: 2.6%). In Central and Eastern Europe as well, development has remained on a positive course. The IMF expects 5.3% output growth in this area in 2006 (2005: 5.4%). Russia’s economy forged ahead in 2006, continuing the positive trend seen in previous years and growing some 6.5% (2005: 6.4%).
        According to projections of the IMF, the volume of world trade increased by 8.9% overall in 2006 (2005: 7.4%). Emerging markets in particular recorded 13% growth in imports. The OECD assumes that total world trade grew 9.6% in 2006.
IT Sector
        The respected U.S. market-intelligence provider IDC stated that the market for information technology (IT) developed positively over the course of 2006, though demand has lost some of its momentum since the second quarter. IDC projects that US$1,160 billion was spent on IT in 2006 (which is 6.3% more than in 2005), thanks to stable economic conditions. In IDC’s analysis, the IT market comprises the hardware segment (US$447 billion), the software segment (packaged software (US$244 billion), of which spending on system infrastructure software, applications development, and applications are part), and the associated services segment (US$469 billion).
        Within the software market, system infrastructure software sales grew faster than the overall IT market average. The market volume of the applications software segment, the main focus of our activity, likewise recorded considerable gains. IDC believes sales of applications in 2006 increased 7.3%, while the overall packaged software market enjoyed growth of 8.0%. Gartner, another market researcher specialized in the IT industry, reports a similar level of growth in the software market (7.3% in 2006) and projects a 7.0% increase in the applications segment in 2006.
        According to our own calculations based on IDC’s data, the core enterprise applications market addressable by us in 2006 was worth some US$33 billion, an increase since 2005 of about 6.9%. That market includes enterprise resource planning (ERP), customer relationship management (CRM), supply chain management (SCM), and manufacturing software and maintenance revenue. In the market for smaller businesses with headcount between 100 and 1,000, growth was somewhat stronger (7.3%) than in midsize companies with up to 2,500 employees (6.9%) and large enterprises employing workforces larger than 2,500 (6.5%).
        2006 saw the IT market in North America expand by 6.0%, while IDC reports that the infrastructure software segment showed particularly lively development there in 2006, with projected growth of around 10.2%. This ongoing trend, which is still gaining strength, is driven by the need of enterprises for greater IT security, optimized infrastructure, high-performance management instruments, and system integration technology. IDC sees dynamic movement in the application software business as well, which expanded 7.3%

in 2006. One important basis for this growth is the rising interest of enterprises in strategic solutions such as business intelligence.
        Growth in the IT market in Western Europe was more subdued than IDC projected early in the year. It adjusted its projection for 2006 growth from 6.9% to 4.0%. In IDC’s analysis, postponement of planned investments until 2007 caused this reduction. Demand for packaged software and IT services in Western Europe held well at above-average rates, with growth rates of 6.7% and 5.0% respectively. All sub-segments experienced strong demand.
        In Germany, IDC reports that overall the IT business expanded 2.9%. The packaged software segment of that market grew 6.1%. At 5.4%, growth in the software applications segment was similarly high in 2006, IDC reported. In its industry barometer published in late fall 2006, the German Association for Information Technology, Telecommunications and New Media (BITKOM) likewise noted the buoyant mood in the German IT market. Some 70% of companies surveyed by BITKOM projected sales increases for 2007. In particular, software vendors and IT service providers remained optimistic. In BITKOM’s view, a sustained trend has emerged of an economy investing strongly in IT, with the focus on projects targeting increased efficiency of operational processes.
        The IT market in Central and Eastern Europe, while only one-tenth the volume of the Western Europe market, proved very dynamic, according to IDC. 2006 saw spending on IT in this region increase 15.5%. Russia, where demand increased 18% in 2006, was the main source of this growth.
        As reported by IDC, the dynamism of IT business in the Asia Pacific Japan region, with growth in 2006 of 6.7%, was influenced mainly by buoyancy in China and India. In Japan specifically, business is showing signs of a slight recovery. IDC slightly raised its prediction for the growth of demand in Japan in 2006 from 1.4% to 1.5%.
        In relation to its projections, IDC identified economists’ declining confidence in the progress of the U.S. economy (the United States being the largest single market for IT) as a source of uncertainty in months to come.
OPERATING RESULTS
Total Revenue

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Total revenue	9,402,123	8,512,429	7,514,493	10.5%	13.3%
        2006 compared with 2005. Total revenue increased from €8,512.4 million in 2005 to €9,402.1 million in 2006, representing an increase of €889.7 million or 10.5%. At constant currencies, total revenue increased by 11.5%. Compared to 2005, all revenue streams contributed to the overall growth in 2006. Software and maintenance revenue grew by 10.8% compared to 2005 with software revenue increasing by 10.4%. At constant currency, software and maintenance revenue grew by 12.1% and software revenue by 12.3%. This compares to our guidance of software and maintenance revenue to increase in a range of 13% to 15% with software revenue to increase in a range of 15% to 17%. Software and maintenance revenue represented 70.2% of our total revenue which is a slight increase of 0.2 percentage points compared to 2005. The average exchange rate in 2006 was $1.27 per €1.00, compared to $1.24 per €1.00 in 2005. The rate evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2005	1.1842
March 2006	1.2139
June 2006	1.2779
September 2006	1.2687
December 2006	1.3197
        Ultimately the strength of the euro over the year reduced the euro value of revenue generated in other currencies. Foreign currency translation effects from the strengthening value of the euro during the year negatively impacted our total consolidated revenue by 1.0% in 2006.
        2005 compared with 2004. Total revenue increased from €7,514.5 million in 2004 to €8,512.4 million in 2005, representing an increase of €997.9 million or 13.3%. At constant currencies, total revenue increased by 11.8%. Compared to 2004, the overall growth in 2005 was primarily driven by software and maintenance revenue, while service revenue also increased moderately. Compared to 2004 software revenue grew by 17.9% and maintenance revenue grew by 12.5%. This growth exceeded our updated software revenue outlook from October 20, 2005.
        Initially for 2005, we assumed a stronger euro with an average exchange rate of $1.30 per €1.00, which was then adjusted to $1.15 per €1.00 with our adjusted guidance communicated on October 20, 2005. The average exchange rate in 2005 was $1.24 per €1.00, compared to $1.25 per €1.00 in 2004. The rate evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2004	1.3538
March 2005	1.2969
June 2005	1.2098
September 2005	1.2058
December 2005	1.1842
        Ultimately the weakness of the euro over the year increased the euro value of revenue generated in other currencies. Foreign currency translation effects from the weakening value of the euro during the year positively impacted our total consolidated revenue by 1.5% in 2005.
        The following discussion is based on how we allocate revenue for classification in our consolidated statements of income, which is dependent on the nature of the sales transaction regardless of the operating segment it was provided by.
Software and Maintenance Revenue

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Software revenue	3,071,291	2,782,751	2,361,012	10.4%	17.9%
Maintenance revenue	3,533,282	3,175,642	2,823,189	11.3%	12.5%
Software and maintenance revenue	6,604,573	5,958,393	5,184,201	10.8%	14.9%
        Software revenue represents fees earned from the sale or license of software to customers. Maintenance revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates and enhancements.

        2006 compared with 2005. Software and maintenance revenue increased from €5,958.4 million in 2005 to €6,604.6 million in 2006, representing an increase of €646.2 million or 10.8% (12.1% on a constant currency basis).
        Software revenue increased from €2,782.8 million in 2005 to €3,071.3 million in 2006, representing an increase of €288.5 million, or 10.4%. With the stronger value of the euro compared to other currencies, this increase was impacted by a negative foreign currency translation effect. On a constant currency basis, software revenue grew by 12.3% from 2005 to 2006. The largest contributor to software revenue growth in 2006 was again the Americas region (in particular the United States) where we accomplished a growth of 11.9% compared to 2005.
        The growth in software revenue was driven by an increased licensing of our software solutions including enterprise applications such as the SAP Business Suite family of applications and the platform-related products utilizing our SAP NetWeaver platform technology. While we continued to derive our software revenue from the existing customers who are upgrading from the R/3 system to the SAP ERP application, driven by the introduction of a new version of SAP ERP in mid-2006, or who are expanding their use of our software by increasing users or deploying additional SAP solutions, the revenue growth can also be attributed to an increased number of new customers. Approximately 31% of new contracts in 2006 came from new customers, with the remaining 69% coming from our installed customer base (compared to 33% from new customers and 67% from our installed customer base in 2005). Based on the value of orders received, the new customer share decreased from 22% in 2005 to 19% in 2006.
        The SAP NetWeaver-related revenue grew by 55.3% to €754.4 million in 2006 from €485.9 million in 2005. The SAP NetWeaver stand-alone revenue increased by 56.1% to €169.2 million in 2006 from €108.4 million in 2005. As more new solutions are developed and introduced in the future based on our SAP NetWeaver platform, we expect the SAP NetWeaver-related revenue to grow further.
        We continued to implement our volume business model with a higher number of smaller contracts. In the small and midsize enterprise segment (enterprises with 2,500 or fewer employees, or annual revenue of US$1 billion or less), we saw steady growth in terms of the number of order entries.
        During 2006, we concluded so-called global enterprise agreements with four large customers. Structured as subscription contracts, global enterprise agreements include the license grant, the maintenance provisions and the right to unspecified future products. The four contracts amounted to a total value of about €400 million, which will be recognized as revenue over a period of 5 years.
        Maintenance revenue increased from €3,175.6 million in 2005 to €3,533.3 million in 2006, representing an increase of €357.7 million or 11.3%. On a constant currency basis, maintenance revenue grew by 11.9% from 2005 to 2006. With our growing installed customer base, this increase in maintenance revenue was primarily due to the growth of software sales throughout 2005 and due to additional software contracts closed during 2006. Accordingly, maintenance revenue continued to increase constantly on a rolling four quarter basis. In 2006 the largest contributor to the increase in maintenance revenue based on volume came again, as in 2004 and 2005, from the EMEA region. The EMEA region continues to have the largest maintenance share in the SAP Group.
        Software and maintenance revenue as a percentage of total revenue increased from 70.0% in 2005 to 70.2% in 2006.
        2005 compared with 2004. Software revenue and maintenance revenue increased from €5,184.2 million in 2004 to €5,958.4 million in 2005, representing an increase of €774.2 million or 14.9% (13.2% on a constant currency basis).
        Software revenue increased from €2,361.0 million in 2004 to €2,782.8 million in 2005, representing an increase of €421.8 million or 17.9%. With the weakening value of the euro compared to other currencies, this increase was impacted by a positive foreign currency translation effect. On a constant currency basis software revenue grew by 15.4% from 2004 to 2005. The biggest contributor to software revenue growth in 2005 was the Americas region (in particular the United States) where we accomplished a growth of 31.8% compared to 2004.
        New customers accounted for 33% of our 2005 software contracts, with the remaining 67% coming from our installed customer base (compared to 32% from new customers and 68% from our installed customer base in 2004). Based on the value of orders received, the new customer share decreased from 24% in 2004 to 22% in 2005.
        Maintenance revenue increased from €2,823.2 million in 2004 to €3,175.6 million in 2005, representing an increase of €352.4 million or 12.5%. On a constant currency basis, maintenance revenue grew by 11.4% from 2004 to 2005. With our growing installed customer base, this increase in maintenance revenue was primarily due to the growth of software sales throughout 2004 and due to additional software contracts closed during 2005. Accordingly maintenance revenue continued to increase constantly on a rolling four quarter basis. In 2005 the largest contributor to the increase in maintenance revenue based on volume came again, as in 2004, from the EMEA region. The EMEA region in 2005 was the largest contributor to software sales in the SAP Group.
        Software and maintenance revenue as a percentage of total revenue increased from 69.0% in 2004 to 70.0% in 2005, driven by the growth in software and maintenance revenue.
Service Revenue

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Consulting revenue	2,340,268	2,138,941	1,970,606	9.4%	8.5%
Training revenue	382,830	342,466	302,443	11.8%	13.2%
Service revenue	2,723,098	2,481,407	2,273,049	9.7%	9.2%
        2006 compared with 2005. Service revenue increased from €2,481.4 million in 2005 to €2,723.1 million in 2006, representing an increase of €241.7 million or 9.7% (10.3% on a constant currency basis).
        Consulting revenue increased from €2,138.9 million in 2005 to €2,340.3 million in 2006, representing an increase of 9.4%. On a constant currency basis the increase would have been 9.9%. This growth in consulting revenue resulted mainly from a higher utilization of the consulting workforce for external projects in 2006. In addition, interim use of third-party resources increased by 3.1% in order to meet the rise in customer activities.
        Consulting revenue as a percentage of total revenue decreased from 25.1% in 2005 to 24.9% in 2006, caused by the over-proportional growth of software and maintenance revenue.
        Training revenue increased from €342.5 million in 2005 to €382.8 million in 2006, or 11.8%. At constant currencies, training revenue increased by 12.4%. While traditional classroom training only grew marginally, most of the growth in training revenue was achieved in customer-specific training and education consulting. The training business also benefited from the alignment with the consulting business which helped drive the increase of revenue through joint customer engagements.
        Service revenue also includes the revenue generated by the SAP Managed Services organization, which operates, manages and maintains SAP solutions. SAP Managed Services revenue increased from €68.3 million in 2005 to €91.7 million in 2006, representing an increase of 34.3%. Most of the growth of SAP Managed Services revenue came from the United States.

        2005 compared with 2004. Service revenue increased from €2,273.0 million in 2004 to €2,481.4 million in 2005, representing an increase of €208.4 million or 9.2% (8.1% on a constant currency basis).
        Consulting revenue increased from €1,970.6 million in 2004 to €2,138.9 million in 2005, representing an increase of 8.5%. On a constant currency basis the increase would have been 7.5%. This growth in consulting revenue resulted mainly from the increase in the consulting workforce by 4.8% and a higher utilization of these resources for external projects in 2005. In addition, interim use of third-party resources increased by 9.5% in order to meet the rise in customer activities.
        Consulting revenue as a percentage of total revenue decreased from 26.2% in 2004 to 25.1% in 2005, caused by the faster growth of software and maintenance revenue.
        After two years of decreasing revenue in 2002 and 2003 and flat revenue in 2004, the training business showed a solid recovery with training revenue increasing from €302.4 million in 2004 to €342.5 million in 2005, or 13.2%. At constant currencies, training revenue increased by 12.0%. While traditional classroom training only grew marginally, most of the growth in training revenue was achieved in academy training, customer-specific training and education consulting. The training business has benefited from the alignment with the consulting business which helped drive the increase of revenue through joint customer engagements.
        SAP Managed Services revenue increased from €58.4 million in 2004 to €68.3 million in 2005, representing an increase of 17.0%. Most of the growth of SAP Managed Services revenue came from the United States.
Total Operating Expenses and Operating Income

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Total operating expenses	6,836,729	6,181,697	5,496,112	10.6%	12.5%
Operating income	2,565,394	2,330,732	2,018,381	10.1%	15.5%
Operating margin (Operating income as a percentage of total revenue)	27.3%	27.4%	26.9%
        2006 compared with 2005. At the beginning of the year, we laid out in our business outlook guidance that in 2006 we wanted to continue our alignment with volume business as well as make the investment in research and development to drive forward the development of a business process platform and bring strategic new products to market.
        Accordingly total operating expenses increased from €6,181.7 million in 2005 to €6,836.7 million in 2006, representing an increase of €655.0 million, or 10.6%. On a constant currency basis, the increase in total operating expenses was 11.1%, which means that foreign currency translation effects from the strengthening value of the euro during 2006 positively impacted our total operating expenses, compared to a negative impact on total revenue.
        The increase is mainly related to the following:

•	We increased our research and development expenses in 2006 by €246.2 million, or 22.6%, compared to 2005.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €3,371.5 million in 2005 to €3,833.1 million in 2006, or 13.7%. This increase in personnel expenses is the result of the overall headcount increase from 35,873 full-time equivalents as of December 31, 2005, to 39,355 full-time equivalents as of December 31, 2006, an increase of 9.7%. The biggest increase in headcount was in research and development, in which the worldwide full-time equivalent count rose 15.5% to 11,801. The increase is consistent with our organic growth strategy and commitment to meet product release schedules. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in the major emerging markets with modest salary levels such as China and India. The share of resources in low-cost locations (Bulgaria, China, and India) increased from 10.9% in 2005 to 13.8% in 2006.

•	Cost of purchased licenses increased due to the strong growth in software and maintenance revenue.

•	We had higher travel expenses due to increased business activity.

        As a result of the strong revenue growth and the increase in total operating expenses, operating income increased from €2,330.7 million in 2005 to €2,565.4 million in 2006, or by 10.1%. Operating margin decreased from 27.4% in 2005 to 27.3% in 2006.
        2005 compared with 2004. At the beginning of 2005, we explained in our business outlook guidance that 2005 would be a year of investment in the future. We invested by increasing our workforce to support our current and future revenue growth targets. Total operating expenses increased from €5,496.1 million in 2004 to €6,181.7 million in 2005, representing an increase of €685.6 million, or 12.5%. On a constant currency basis, the increase in total operating expenses was €634.6 million, or 11.5%, which means that foreign currency translation effects from the weakening value of the euro during 2005 negatively impacted our total operating expenses by €51.0 million, compared to a positive impact of €111.1 million on total revenue.
        The increase is mainly related to the following:

•	We increased our sales and marketing expenses in 2005 by €222.6 million, or 14.6% compared to 2004, reflecting additional investment in aligning our operations to volume business and in our sales organization.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €2,968.0 million in 2004 to €3,371.5 million in 2005, or 13.6%. This increase in personnel expenses is the result of the overall headcount increased from 32,205 full-time equivalents as of December 31, 2004, to 35,873 full-time equivalents as of December 31, 2005, an increase of 11.4%. The biggest increase in headcount was in research and development, in which the worldwide full-time equivalent count rose 18% to 11,629. The increase is consistent with our organic growth strategy and commitment to meet product release schedules. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in the major emerging markets with modest salary levels such as China and India. The share of resources in low-cost locations (Bulgaria, China, and India) increased from 8.2% in 2004 to 10.9% in 2005.

•	The rise in the headcount and overall increase in business activity during 2005 resulted in higher travel expenses compared to 2004 (an increase of €55.8 million or 17.5%).

•	As a result of the strong software and maintenance revenue growth, cost of purchased licenses increased by 19.5%.
        As a consequence of the strong revenue growth and the increase in total operating expenses, operating income increased from €2,018.4 million in 2004 to €2,330.7 million in 2005, or by 15.5%. Operating margin increased from 26.9% in 2004 to 27.4% in 2005.

Adjusted Operating Income and Adjusted Operating Margin

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Adjusted operating income	2,707,924	2,409,339	2,086,125	12.4%	15.5%
Adjusted operating margin	28.8%	28.3%	27.8%
        We provided guidance and related information in 2006 and 2005 using Adjusted operating income, which is a non-GAAP financial measure, on a consolidated basis (See “Use of Non-GAAP Financial Measures” on page 3 for further discussion). The following discussion is based on this non-GAAP financial measure.
        2006 compared with 2005. At the beginning of 2006, our target was to improve our Adjusted operating margin (that is, the ratio of Adjusted operating income to total revenue) from the 28.3% achieved in 2005 by approximately 0.5 to 1.0 percentage points.
        We reached the lower end of our guidance range in 2006 and our Adjusted operating margin increased by 0.5 percentage points to 28.8%. Adjusted operating income (excluding expenses for stock-based compensation and acquisition-related charges) increased from €2,409.3 million in 2005 to €2,707.9 million in 2006. Adjusted operating expenses (excluding expenses for stock-based and acquisition-related charges) in 2006 increased by 9.7% to €6,694.2 million.
        2005 compared with 2004. At the beginning of 2005 our target was to improve our Adjusted operating margin from the 27.8% achieved in 2004 by approximately 0.0 to 0.5 percentage points.
        We reached this target in 2005 and our Adjusted operating margin increased by 0.5 percentage points to 28.3%. Adjusted operating income (excluding expenses for stock-based compensation and acquisition-related charges) increased from €2,086.1 million in 2004 to €2,409.3 million in 2005. In 2005, Adjusted operating expenses (excluding expenses for stock-based and acquisition-related charges) increased by 12.4% to €6,103.1 million.
Operating Expenses
Cost of Software and Maintenance

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Cost of software and maintenance	1,099,966	993,227	916,278	10.7%	8.4%
As a percentage of software and maintenance revenue	16.7%	16.7%	17.7%
        Cost of software and maintenance consists primarily of:

•	Customer support costs which include 24x7 message handling, services for upgrades, SAP EarlyWatch services, SAP GoingLive services and premium maintenance services (SAP Safeguarding services, SAP Empowering services and SAP MaxAttention support option) — delivered by the SAP Active Global Support organization.

•	Costs of developing custom solutions that address customers’ unique business requirements.

•	License fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers.

        2006 compared with 2005. In line with growing software and maintenance revenue, cost of software and maintenance has increased from €993.2 million in 2005 to €1,099.9 million in 2006, or by 10.7%, mainly due to increased expenses for third-party license fees and the expansion of support resources. As a percentage of software and maintenance revenue, cost of software and maintenance remained stable at 16.7% in 2006 compared to 2005.
        Overall, the workforce in this line of business increased from 4,460 full-time equivalents in 2005 to 5,368 full-time equivalents in 2006, representing an increase of 20.4%. The support organization has continued its efforts to improve the efficiency of our processes by moving into low-cost locations (Bulgaria, China and India). As of December 31, 2006, 19.2% of the support resources were based in the low-cost locations, which is an increase of 2.3 percentage points compared to 2005.
        2005 compared with 2004. In line with growing software and maintenance revenue, cost of software and maintenance increased from €916.3 million in 2004 to €993.2 million in 2005, or by 8.4%, mainly due to increased expenses for software license fees and the expansion of support resources. As a percentage of software and maintenance revenue, cost of software and maintenance decreased from 17.7% in 2004 to 16.7% in 2005.
Cost of Services

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Cost of services	2,078,011	1,924,614	1,783,453	8.0%	7.9%
As a percentage of service revenue	76.3%	77.6%	78.5%
        Cost of services consists primarily of consulting and training personnel expenses as well as expenses for third-party consulting and training resources.
        2006 compared with 2005. Cost of services increased from €1,924.6 million in 2005 to €2,078.0 million in 2006, or 8.0%. As a percentage of service revenue, cost of services decreased to 76.3% in 2006 compared to 77.6% in 2005, resulting in a higher margin.
        Besides the growth in personnel expenses of €60.1 million, the higher interim use of third-party resources resulted in an increase of €37.7 million in third-party costs, compared to 2005. In comparison to 2005, an increase in the utilization of our resources for billable projects led to an increase in the service margin. In response to the change in demand to a more flexible customer delivery model, the training business continued its focus to shift from fixed to flexible infrastructures.
        2005 compared with 2004. Cost of services increased from €1,783.5 million in 2004 to €1,924.6 million in 2005, or 7.9%. As a percentage of service revenue, cost of services decreased to 77.6% in 2005 compared to 78.5% in 2004.
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

Research and Development

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Research and development	1,334,815	1,088,632	908,056	22.6%	19.9%
As a percentage of total revenue	14.2%	12.8%	12.1%
        Our research and development expenses consist primarily of:

•	Personnel expenses related to our research and development employees;

•	Amortization of computer hardware used in our research and development activities; and

•	Costs incurred for independent contractors retained by us to assist in our research and development activities.
        2006 compared with 2005. Research and development expenses increased from €1,088.6 million in 2005 to €1,334.8 million in 2006, or 22.6%. As a percentage of total revenue, research and development expenses increased from 12.8% in 2005 to 14.2% in 2006.
        Main drivers for the expense growth were the headcount increase and higher demand for third-party resources in order to fulfill project requirements and meet scheduled releases of new products and versions.
        Overall, the number of research and development employees increased from 10,215 full-time equivalents in 2005 to 11,801 full-time equivalents in 2006, representing an increase of 15.5%. The share of employees working in the research and development area as a percentage of the total number of employees increased from 28.5% for 2005 to 30.0% for 2006.
        2005 compared with 2004. Research and development expenses increased from €908.0 million in 2004 to €1,088.6 million in 2005, or 19.9%. As a percentage of total revenue, research and development expenses increased from 12.1% in 2004 to 12.8% in 2005.
        Overall, the number of research and development employees increased from 8,744 full-time equivalents in 2004 to 10,215 full-time equivalents in 2005, representing an increase of 16.8%. Although the number of employees increased during 2005, the related cost did not increase at the same rate due to a continuous effort of the research and development organization to move into cost-effective locations, such as China and India. The share of employees working in the research and development department as a percentage of the total number of employees increased from 27.2% for 2004 to 28.5% for 2005.
Sales and Marketing

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Sales and marketing	1,915,441	1,746,221	1,523,662	9.7%	14.6%
As a percentage of total revenue	20.4%	20.5%	20.3%
        2006 compared with 2005. Sales and marketing expenses increased from €1,746.2 million in 2005 to €1,915.4 million in 2006, or 9.7%. As a percentage of total revenue, sales and marketing expenses remained relatively constant, slightly down from 20.5% in 2005 to 20.4% in 2006. The increase in sales and marketing expenses in 2006 relates to our efforts to attain our current and future revenue growth targets and the continued alignment with the volume business.

        Overall employees in sales and marketing increased from 6,426 full-time equivalents in 2005 to 7,082 full-time equivalents in 2006, or 10.2%. The increase in personnel expenses from €852.4 million in 2005 to €1,003.3 million in 2006, or 17.7%, is mainly driven by the headcount increase and increased variable expenses.
        2005 compared with 2004. Sales and marketing expenses increased from €1,523.7 million in 2004 to €1,746.2 million in 2005, or by 14.6%. As a percentage of total revenue, sales and marketing expenses remained relatively constant, up slightly from 20.3% in 2004 to 20.5% in 2005. The increase in sales and marketing expenses in 2005 relates to our efforts to support our current and future revenue growth targets and mainly results from salaries for new sales personnel and higher bonus payments to sales and marketing employees due to the overachievement of revenue targets.
        Overall employees in sales and marketing increased from 5,721 full-time equivalents in 2004 to 6,426 full-time equivalents in 2005, or 12.3%, and personnel expenses increased accordingly from €703.6 million in 2004 to €852.4 million in 2005, or 21.2%. We also continued to increase variable parts of salaries in 2005.
General and Administration

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
General and administration	464,966	435,185	366,425	6.8%	18.8%
As a percentage of total revenue	4.9%	5.1%	4.9%
        2006 compared with 2005. General and administration (G&A) expenses increased from €435.2 million in 2005 to €465.0 million in 2006. This represents an increase of 6.8%. This rise is mainly driven by increased headcount as well as increased performance-related compensation. As a percentage of total revenue, G&A expenses represented 4.9% in 2006 compared to 5.1% in 2005.
        Although the number of G&A employees increased by 9.3% in 2006, the related cost did not increase at the same rate mainly due to the implementation of shared service centers. As a result, the average G&A cost per employee decreased by 2.6% in 2006.
        2005 compared with 2004. G&A expenses increased from €366.4 million in 2004 to €435.2 million in 2005. This represents an increase of 18.8%. This rise included an increase in performance-related compensation as well as additional spending on shared service centers (finance, administration and human resources). As a percentage of total revenue, G&A expenses represented 5.1% in 2005 compared to 4.9% in 2004.
Other Operating Income/ Expense, Net

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Other operating income/expense, net	56,470	6,182	1,762	813.5%	250.9%
As a percentage of total revenue	0.6%	0.1%	0.0%
        Other operating income/expense, net consists of bad debt expense, restructuring expense, rental income, insurance proceeds received and other miscellaneous operating income and expenses.
        2006 compared with 2005. Other operating income/expense, net increased from an income of €6.2 million in 2005 to an income of €56.5 million in 2006. In 2006 we revised our estimate to the allowance for doubtful accounts as described in Note 3 to our consolidated financial statements. This revision to the estimate resulted in a reduction of expenses of about €43.0 million in 2006, as compared to €3.4 million charged to bad debt expense in 2005. See Note 7 to our consolidated financial statements in “Item 18. Financial Statements” for further details of Other operating income/expense, net.
        2005 compared with 2004. Other operating income/expense, net changed from an income of €1.8 million in 2004 to an income of €6.2 million in 2005. The primary reason for the change was the reduction in the amount of restructuring costs for unused lease space and severance payments for exit activities from €7.0 million in 2004 to €1.7 million in 2005 (period expenses, net of adjustments). The 2005 restructuring activities included organizational changes in some foreign subsidiaries, such as replacement of management and sales personnel mainly in the EMEA region. See Note 21(b) to our consolidated financial statements in “Item 18. Financial Statements” for discussion regarding the expenses incurred in connection with our exit activities, which include contract termination and similar restructuring costs for unused lease space as well as severance payments.
Financial Income/ Expense, Net

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

		(In €000s)
Financial income/expense, net	121,708	10,785	40,987	1,028.5%	(73.7)%
As a percentage of total revenue	1.3%	0.1%	0.5%
        Financial income/expense, net, is comprised primarily of income/(losses) from equity method investments, gains/(losses) on sales of equity securities and net interest income.
        2006 compared with 2005. Financial income/expense, net increased from an income of €10.8 million in 2005 to an income of €121.7 million in 2006. Higher rates of interest in 2006 led to a 33% rise in our net interest income to €120 million (2005: €90 million; 2004: €56 million). Also, we reviewed our presentation of stock appreciation right (STAR) plan hedging in light of new rules for accounting for stock-based compensation. Whereas in 2005 the effect of hedging STARs led to unrealized losses of €66 million in that connection (and losses of €15 million in 2004), for 2006 we have unrealized gains of €7 million from STAR plan hedging.
        2005 compared with 2004. Financial income/expense, net decreased by €30.2 million from an income of €41.0 million in 2004 to an income of €10.8 million in 2005. The decrease mainly is attributable to unrealized losses from hedging anticipated cash-flow exposures associated with the employee STAR plan. The increase in the price of SAP stock contributed to such unrealized losses of €66.2 million in 2005 (2004: €14.6 million). This effect was partially offset by an increase in net interest income from €55.8 million in 2004 to €89.9 million due to higher liquid asset balances from cash flows generated from our operations in 2005.
Income Taxes

				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

	(In €000s)
Income taxes	801,612	817,053	757,269	(1.9)%	7.9%
As a percentage of Income before income taxes and minority interest	30.0%	35.3%	36.5%
        2006 compared with 2005. More tax-free or low-tax investment in equities and financial assets, lower rates of trade tax, and nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters helped us reduce our effective tax rate to

30.0% in 2006 from 35.3% in 2005. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements” for further details on income taxes.
        2005 compared with 2004. Our effective income tax rate decreased from 36.5% in 2004 to 35.3% in 2005. This decrease was primarily due to the impact of tax exempted income and decreasing income tax rates in some countries.
SEGMENT DISCUSSION
        As described in Note 30 in “Item 18. Financial Statements,” we have three operating segments: product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes revenue is generally allocated to the segment that is responsible for the related transactions, regardless of the nature of the sales transaction. The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administration, research and development, charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Depreciation and amortization of long-lived assets as well as other facility and IT-related expenses are allocated to each operating segment based on headcount, facility space occupied and other measures.
        In 2006 the total impact of stock-based compensation and settlements of stock-based compensation plans included in total operating expenses in the consolidated financial statements was €99.4 million compared to €45.0 million in 2005 (2004: €38.1 million). Therefore, segment contribution is not indicative of the U.S. GAAP-based profitability margin for the operating segments.
        In 2005, €2.4 million (2004: €3.9 million) of exit costs related to unused lease space and severance payments were not allocated to the segments. In 2006, no significant costs related to unused lease space and severance payments were incurred.
        The effect of the changes in estimate on the allowance for doubtful accounts, as described in Note 7 to our consolidated financial statements in “Item 18. Financial Statements,” was allocated to each segment, which resulted in a reduction of segment expenses for the product segment, the consulting segment, and the training segment in amounts of €30.4 million, €13.1 million, and €1.9 million, respectively, in 2006.
        Values in the following table are stated in millions of euros, except for percentage and percentage point figures:

				Change	Change
Product Segment	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

External revenue	6,652	6,044	5,293	10.1%	14.2%
Segment expenses	(2,628)	(2,452)	(2,058)	7.2%	19.2%
Segment contribution	4,024	3,592	3,235	12.0%	11.0%
Segment profitability	60.5%	59.4%	61.1%	1.1 percentage points	(1.7) percentage points

				Change	Change
Consulting Segment	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

External revenue	2,300	2,078	1,910	10.7%	8.8%
Segment expenses	(1,703)	(1,619)	(1,484)	5.2%	9.1%
Segment contribution	597	459	426	30.2%	7.7%
Segment profitability	26.0%	22.1%	22.3%	3.9 percentage points	(0.2) percentage points

				Change	Change
Training Segment	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

External revenue	440	380	307	15.8%	24.0%
Segment expenses	(273)	(248)	(209)	10.0%	18.6%
Segment contribution	167	132	98	26.7%	35.5%
Segment profitability	38.1%	34.8%	31.8%	3.3 percentage points	3.0 percentage points
Product Segment
        The product segment is primarily engaged in marketing and licensing our software products, performing software development services, and providing maintenance for our software products. Maintenance includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates and enhancements. The product segment includes the lines of business sales, marketing and service and support.
        2006 compared with 2005. Product segment revenue increased by 10.1% from €6,044.3 million in 2005 to €6,652.4 million in 2006, driven by an increased licensing of our software solutions which then contributed to an increase in maintenance revenue. On a constant currency basis, product segment revenue grew by 11.3%. Approximately 97.0% of revenue within the product segment is derived from software and maintenance revenue, with the remaining 3.0% derived from services revenue and other revenue. Software revenue as part of the total product segment revenue increased by 9.4% from €2,739.3 in 2005 million to €2,995.7 million in 2006. This corresponds to an increase of 11.3% based on constant currencies. Maintenance revenue increased by 10.2% from €3,162.7 million in 2005 to €3,484.0 million in 2006, an increase of 10.7% based on constant currencies. The disproportionate currency impact on software revenue compared to maintenance revenue was partly due to seasonality; software revenue is typically higher in the second half of the year (particularly in the fourth quarter) and is recognized immediately in most cases as opposed to ratably.
        Product segment expenses increased by 7.2% from €2,452.5 million in 2005 to €2,628.3 million in 2006, an increase of 7.7% based on constant currencies. Expenses of the line of business sales account for about half of the entire product segment expenses, while expenses of the line of business marketing account for roughly one-fourth and expenses of the line of business service and support account also for roughly one-fourth of overall product segment expenses. The increase in product segment expenses results mainly from the headcount growth — reflecting additional investment in aligning our operations to more volume business — and associated personnel, travel and other personnel related expenses as well as additional third-party expenses.
        Product segment contribution increased by 12.0% from €3,591.9 million in 2005 to €4,024.1 million in 2006, or 60.5% of total segment revenue compared to 59.4% of total segment revenue in 2005. On a constant currency basis, product segment contribution increased by 13.7%.
        2005 compared with 2004. Product segment revenue increased by 14.2% from €5,292.9 million in 2004 to €6,044.3 million in 2005, driven by an increased licensing of our software solutions which then contributed to an increase in maintenance revenue. On a constant currency basis, product segment revenue grew by 12.5%. Approximately 98% of revenue within the product segment was derived from software and maintenance revenue, with the remaining 2% derived from services revenue and other revenue. Software revenue as part of the total product segment revenue increased by 15.9% from €2,363.4 in 2004 million to €2,739.3 million in 2005. This corresponds to an increase of 13.5% based on constant currencies. Maintenance revenue increased by 12.3% from €2,817.4 million in 2004 to €3,162.7 million in 2005, an increase of 11.2% based on constant currencies.

        Product segment expenses increased by 19.2% from €2,058.1 million in 2004 to €2,452.5 million in 2005, an increase of 18.0% based on constant currencies. Expenses of the line of business sales accounted for about half of the entire product segment expenses, while expenses of the line of business marketing accounted for roughly one-fourth and expenses of the line of business service and support accounted also for roughly one-fourth of overall product segment expenses. The increase in sales and marketing expenses resulted mainly from the higher headcount — reflecting additional investment in aligning our operations to more volume business — and associated personnel and travel related expenses as well as additional third-party and marketing expenses.
        Product segment contribution increased by 11.0% from €3,234.8 million in 2004 to €3,591.9 million in 2005, while the segment profitability decreased from 61.1% in 2004 to 59.4% in 2005. On a constant currency basis, product segment contribution increased by 9.0%. While we were able to increase product segment revenue, most notably in the U.S. operations, the percentage increase in our product segment expenses was slightly higher, resulting in the decrease in product segment contribution as a percentage of total revenue. The proportionally higher increase in segment expenses resulted mainly from the additional expenses incurred in the service and support area.
Consulting Segment
        The consulting segment is primarily engaged in the implementation of our software products.
        2006 compared with 2005. Consulting segment revenue increased by 10.7% from €2,078.1 million in 2005 to €2,300.1 million in 2006. In constant currency, revenue increased by 11.3%.
        Consulting segment expenses increased by 5.2% from €1,619.0 million in 2005 to €1,702.6 million in 2006. In constant currency, segment expenses increased by 5.5%.
        Geographically, the strong growth in the consulting services business came from the Asia Pacific Japan region, especially in India and Korea where we also saw a significant increase in software and maintenance revenue. Demand in the region was met through a combination of increasing the local consulting workforce by 10.3%, increased billable utilization of SAP consultants, increased use of global delivery resources and increased use of third-party resources. Revenue growth in the Americas region continued with previous demand generation activities in the United States continuing to have a positive impact on the business. This increased demand was met through a combination of increased workforce, billable utilization and use of third-party resources. Revenue in the EMEA region also grew, particularly in our EMEA North, East, West, and South area, with strongest growth in France and Africa, although the EMEA region as a whole grew at a less significant rate than the Asia Pacific Japan and Americas regions.
        In 2006, we focused more on the profitability of our consulting business than on its growth. Consulting segment contribution increased by 30.2% from €459.1 million in 2005 to €597.5 million in 2006. At constant currency, the segment contribution increased by 31.6%. The consulting segment profitability increased significantly by 3.9 percentage points to 26.0%.
        2005 compared with 2004. Consulting segment revenue increased by 8.8% from €1,910.3 million in 2004 to €2,078.1 million in 2005. In constant currency, revenue increased by 7.8%.
        Consulting segment expenses increased by 9.1% from €1,484.0 million in 2004 to €1,619.0 million in 2005. In constant currency, segment expenses increased by 8.1%.
        Geographically, the strong growth in the consulting services business came from the Americas region, especially the United States and Latin America in which we also saw the largest increase in software and maintenance revenue. The consulting revenue growth in the United States was mainly attributable to our investment in demand generation at the end of 2004 and at the beginning of 2005. The increase in demand was met by an increase in the SAP consulting work force by 4.8% and an increased billable utilization of these resources for external consulting projects. In addition, the interim use of third-party resources increased by

9.5% in order to meet the rise in customer activities. Revenue in the EMEA region also grew, although at a less significant rate than the Americas region, driven mainly by growth in the Eastern European countries. In the Asia Pacific Japan region consulting revenue increased marginally.
        Consulting segment contribution increased by 7.7% from €426.3 million in 2004 to €459.1 million in 2005. In constant currency, the segment contribution increased by 6.7%. The consulting segment profitability was slightly reduced by 0.2 percentage points to 22.1%.
Training Segment
        The training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.
        2006 compared with 2005. Training segment revenue was €440.3 million in 2006, which represented a strong increase of 15.8% from €380.2 million in 2005 (16.6% increase on a constant currency basis). While traditional classroom training grew only marginally, strong revenue growth was achieved primarily in academy training, customer-specific training, and education consulting. Although it only represented a small proportion (1.7%) of the total training revenue, e-learning continued to rise in popularity and grew significantly (33.0%) in 2006.
        Training segment expenses increased from €248.0 million in 2005 to €272.7 million in 2006, or 10.0%. The cost of internal and external resources increased to support the growing business, particularly education consulting services which are resource intensive by nature. In response to the change in customer demand to a more flexible delivery model, the training business continued its focus to shift from fixed to flexible infrastructures.
        Training segment contribution increased by 26.7% from €132.2 million in 2005 to €167.5 million in 2006. The training segment margin increased by 3.3 percentage points to 38.1%. This is primarily due to the growth of revenue streams with a lower cost of delivery, combined with the continued drive to flexibility in the core delivery model in response to customer demands.
        2005 compared with 2004. Training segment revenue was €380.2 million in 2005, which represents a strong increase (23.8%) from €306.6 million in 2004 (22.5% increase on a constant currency basis). While traditional classroom training grew only marginally, strong revenue growth was achieved primarily in academy training, customer-specific training, and education consulting. Although it only represented a small proportion (1.2%) of the total training revenue, e-learning continued to rise in popularity and grew significantly (135%) in 2005.
        Training segment expenses increased from €209.0 million in 2004 to €248.0 million in 2005, or 18.6%. Costs increased to support the growing business. In response to the change in customer demand to a more flexible delivery model, the training business has successfully managed a shift from fixed to flexible infrastructures by consolidating training facilities and ceasing operations in certain geographic locations. Revenue growth in all areas but traditional classroom training helped drive an increase in profitability.
        Training segment contribution increased by 35.5% from €97.6 million in 2004 to €132.2 million in 2005. The training segment margin increased by 3.0 percentage points to 34.8%. This was primarily due to the growth of revenue streams with a lower cost of delivery, combined with the continued drive to flexibility in the core delivery model responding to customer demands.

OUTLOOK 2007
Forecast for the Global Economy
        The IMF believes the current global recovery will continue in 2007, but with less vigor than in 2006. In 2007, it expects world output to increase 4.9%, which is 0.2 percentage points less than in 2006.
        The IMF expects the U.S. economy to grow only 2.9%, the euro area economy only 2.0%, and the German economy 1.3% in 2007. It believes growth in Japan will fall back to 2.1%. Only in the emerging markets does the IMF expect strong economic growth to continue in 2007, with rates of 6.5% in Russia and 10.0% in China, for example.
        The OECD believes output in its member states will increase 2.5% in 2007 and 2.7% in 2008. It expects the output of the United States to increase 2.4% (2008: 2.7%) and of the euro area 2.2% (2008: 2.3%).
        The IMF identified the inflationary pressure that was trending up by the end of 2006 as a possible threat to its forecasts, along with bottlenecks on the financial markets or another oil price spike. Over the course of 2006, the growing inflationary pressure resulting from worldwide economic growth, high oil prices, and the significant price hikes for commodities played a particularly important role in assessments by economists. However, prices rose only moderately due to the fact that production capacity was increased in many places. Nevertheless, the central banks of the world’s major economies such as in the United States, the euro area, and Japan raised their key rates in summer 2006 as a preventive measure to counteract possible risks of inflation. The IMF believes this will keep risk potential within an acceptable range.
Forecast for the IT Industry
        Based on continuing global economic growth, the experts at IDC view the outlook for 2007 and 2008 with confidence. They forecast worldwide spending on IT will increase by 6.6% in both 2007 and 2008. It is projected that this growth will be shared about equally among Western Europe (2007: 5.3%; 2008: 6.3%), North America (2007: 6.1%; 2008: 5.8%), and the Asia Pacific Japan region (2007: 6.4%; 2008: 5.8%). Japan is expected to enjoy moderate growth rates of 2.4% in 2007 and 1.7% in 2008. In contrast, projections see disproportionately high IT spending in the Central and Eastern European markets, expanding by 14.0% and 13.6% in 2007 and 2008 respectively.
        According to IDC, investment in applications software — which is of key importance to our business — should increase worldwide at an even higher rate than that of the overall IT market. IDC’s experts are forecasting spending increases in this segment in 2007 and 2008 of 7.2% and 7.1%, respectively. Growth in the packaged software segment is expected to develop in all regions worldwide at a rate disproportionately higher than total spending for IT.
        IDC expects the value of the IT market to grow to about US$1,476 billion by 2010. With our current products and the new products planned for the coming years, we will be in a position by 2010 to serve a market segment valued at more than US$70 billion.
        Based on an IDC study of the ERP market, our assumption is that the SME market in particular will become the driver of growth by the year 2010. Thus, in IDC’s view, the ERP vendors that will be most successful in this business environment will be those that have multiple, varied ERP product lines at their disposal for small businesses, midsize companies, and large enterprises, and at the same time maintain excellent sales partner and support programs.

Forecast for SAP
        In 2007, we intend to finish our enterprise SOA road map by delivering the service-oriented version of SAP Business Suite and our midmarket solution SAP All-in-One. In addition, we intend to introduce a new product (codenamed A1S) for smaller businesses, which is easy to try, easy to run, and easy to adapt.
        Beginning 2007, we will change our Consolidated Statements of Income in an effort to provide more visibility and transparency about our revenue streams. First, we are renaming what we previously called “Software and maintenance revenue.” Going forward, this will be presented as “Software and software-related service revenue.” Second, we will present revenue from subscriptions and other software-related services as an additional item within the “Software and software-related service revenue” line. This new item includes revenue from subscriptions, software rentals, and other types of software-related service contracts. Subscription revenues flow from contracts that have both a software element and a maintenance element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term, which is generally five years. Software rental revenue flows from software rental contracts, also with software and maintenance elements — but here the customer receives the use of current products only. Our other software-related services revenue includes revenue from our on-demand offerings, for example the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product, revenue from hosting contracts that do not entitle the customer to readily exit the arrangement, and revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products.
        Thus software and software-related service revenue is the sum of our software revenue, our maintenance revenue, and our revenue from subscription and other software-related services. In 2006 our total software and software-related service revenue was €6,605 million.
        The 2007 outlook discussion below uses this new income statement presentation structure. The operating margin discussed in this outlook is the U.S. GAAP measure, not, as in previous years, our adjusted measure.
        Our business outlook for 2007 (full year) assumes an effective tax rate in the range of 32.5% to 33.0%.

•	We expect year-over-year software and software-related service revenue growth in the range of 12% to 14% on a constant currency basis. The corresponding rate of growth in 2006 on a constant currency basis was 12%. We expect subscription and other software-related services to account for approximately 2% to 4% of total software and software-related services revenue.

•	To tap new business in the lower midmarket in the coming years, over a period of eight quarters we intend to invest about €300 million to €400 million in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem. We plan to fund these capital expenditures by using our operating cash flow. Depending on when we actually make these investments, in 2007 we expect to reinvest the equivalent of about one to two operating margin percentage points in preparing for additional future growth opportunities. Therefore, we assume our 2007 operating margin will be in the range 26.0% to 27.0%. Our 2006 operating margin was 27.3%.

•	We plan to increase our headcount by 3,500 full-time equivalents in 2007.

•	We plan to continue to buy back shares in the open market. If the Annual General Meeting of Shareholders in May 2007 so resolves, we expect to pay a dividend that provides a payout ratio of about 30%.
        Assumptions underlying this outlook include future economic conditions as described in this section and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

Prospects through 2010
        In the medium term, we expect further advances and continuing revenue growth. The completion of our enterprise SOA road map and the introduction of our new business model for the smaller business segment will open up potential for us to service more markets. We anticipate the total volume of the software and software-related services segments in which we operate to grow from currently about US$30 billion to more than US$70 billion by 2010. We want to translate this potential into additional revenue growth. By 2010, we aim to earn approximately half of our orders received with new, as yet unavailable, products, and to increase the number of our customers to approximately 100,000. We expect to receive 40% to 45% of our orders from small businesses or midsize companies.
FOREIGN CURRENCY EXCHANGE RATE EXPOSURE
        Although our reporting currency is the euro, a significant portion of our business is conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where foreign currency exchange rate exposure is considered high, some sales may be denominated in euro or U.S. dollars. Expenses incurred by the subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is generally the local currency. Therefore, movements in the foreign currency exchange rates between the euro, and the respective local currencies to which our subsidiaries in countries that do not participate in the EMU are exposed, may materially affect our consolidated financial position, results of operations and cash flows. In general, appreciation of the euro relative to another currency has a negative effect on our results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect our revenue, operating results and net income. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph are the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar and the Australian dollar. We enter into derivative instruments, primarily foreign exchange forward contracts, to protect our anticipated cash flows from foreign subsidiaries from the effects of foreign currency exchange fluctuations. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” and Note 28 in “Item 18. Financial Statements.”
        Approximately 64% of our consolidated revenue in 2006 and approximately 63% in 2005 was attributable to operations in non-EMU participating countries and such revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had negative effects on our consolidated revenue of €(88) million, income before income taxes of €(64) million and net income of €(53) million for 2006, and had positive impacts on our consolidated revenue of €111 million, income before income taxes of €21 million and net income of €23 million for 2005. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”
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
CRITICAL ACCOUNTING POLICIES
        Our consolidated financial statements are prepared based on the accounting policies described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions that can have a significant impact on amounts reported in our consolidated financial statements.

We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. The accounting policies that most frequently require us to make estimates and judgments, and therefore are critical to understanding our results of operations, are:

•	Revenue recognition

•	Valuation of accounts receivable

•	Accounting for stock-based compensation

•	Accounting for income taxes and other income tax related judgments

•	Impairment assessments

•	Legal contingencies
        Our management discussed these critical accounting policies with the Audit Committee of the Supervisory Board. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. Please refer to Note 3 to our consolidated financial statements in “Item 18. Financial Statements” for further discussion of our accounting policies.
Revenue Recognition
        We derive our revenues from the sale or the license of our software products and the sale of maintenance, consulting, development, training, and other services. We may license our software in multiple-element arrangements if the customer purchases any combination of maintenance, consulting, development, training, or other services in conjunction with the software license. We use the residual method pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended. This method allows us to recognize revenue for the delivered elements in multiple-element arrangements when the only undelivered element is one that has a vendor-specific objective evidence (VSOE) of the fair value of the element. We review our VSOE at least annually. If we are unable to establish or maintain a VSOE for elements, it could impact our revenues, results of operations and financial position because we may have to defer all or a portion of the revenue from the multiple-element arrangements.
        We have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. Therefore, it is critical to determine what constitutes a multiple-element arrangement with a particular customer. Also determining what constitutes a separate element in the arrangement may involve judgment; for example, a right to an incremental discount, if significant, on a customer’s future purchases of software or services could become an element which we need to separately account for.
        If a multiple-element arrangement involves significant production, modification, or customization of the software, or is otherwise determined to contain elements (such as consulting services) that are deemed to be essential to the functionality of the software elements, software revenue, which might otherwise be recognized immediately, needs to be deferred and recognized as the essential services are provided. The determination of whether the arrangement involves significant production, modification, or customization of the software or whether an element is essential to the other elements could be complex and require the use of judgment.
        Also, the amount of revenue from custom development services and consulting services to recognize in a given period is typically based on the amount of work completed up to that point. This requires us to make estimates about total cost to complete the project and the stage of completion. The assumptions, risks, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenues and expenses reported. If we do not have a sufficient basis to measure the progress to completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer. Changes in estimates of progress to completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.
        Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:

1.	Persuasive evidence of an arrangement exists

2.	Delivery has occurred

3.	The fee is fixed or determinable, and

4.	Collectibility is probable.
        If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. The determination of whether fees are fixed or determinable or whether the fees are collectible is inherently judgmental, and the timing or amount of revenue recognition could change if different assessments had been made.
Valuation of Accounts Receivable
        Accounts receivable are recorded at invoiced amounts less an allowance for doubtful accounts. The allowance for doubtful accounts represents our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step-approach. After giving consideration to the financial solvency of specific customers, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience.
        We believe that the accounting estimate related to the establishment of the allowance for doubtful accounts is a critical accounting policy because the assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Under U.S. GAAP, a valuation allowance must be recognized when it is probable that a credit loss will occur and the amount of such loss is reasonably estimable. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental as history may not be indicative of future development. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements and net income could be adversely affected if actual credit losses exceed our estimates.
        Total accounts receivable at December 31, 2006 and 2005 were €2,442.9 million and €2,251.0 million, respectively, which were net of an allowance for bad debts of €24.9 million in 2006 and €72.9 million in 2005. Net amounts charged to expense / (income) to provide for allowances for doubtful accounts were €(40.4) million, €12.4 million, and €1.7 million during 2006, 2005, and 2004, respectively.
        As discussed in Notes 3 and 7 to our consolidated financial statements in “Item 18. Financial Statements,“ the revision in 2006 to our estimate of allowance for doubtful accounts, which include the change in general allowance percentages and the change in the way we group receivables to which the allowance percentages are applied, resulted in a reduction of bad debt expense in 2006 of €43.0 million. This revision in our estimate was partly driven by the recent trends including decreasing write offs and our improved days’ sales outstanding in certain countries and for the Group as a whole. See a related discussion under the heading “Liquidity and Capital Resources — Analysis of Consolidated Statements of Cash Flow” below.
        The amount charged to expense in 2004 was low compared to 2005 mainly due to successful collection of receivables previously provided for.
        Specific customer credit loss risks are charged to the respective cost of software and maintenance or cost of service. Customer credit loss risks based on aging of the receivables are classified as general bad debt expense, which is included in “Other operating income/expense, net” as disclosed in Note 7 in “Item 18. Financial Statements.”
        Charges for credit loss risks were as follows:

	2006	2005	2004

	(In € millions)
Specific customer credit loss risks	2.6	9.0	0.0
Customer credit loss risks based on aging of the receivables	(43.0)	3.4	1.7

Total amounts charged to expense/(income) for allowances for doubtful accounts	(40.4)	12.4	1.7

        Accounts receivable written off against the allowance for doubtful accounts approximated €5.4 million, €8.1 million, and €7.7 million during 2006, 2005, and 2004, respectively.
Accounting for Stock-Based Compensation
        As further explained in Note 29 to our consolidated financial statements in “Item 18. Financial Statements,” as of December 31, 2006 we had two stock-based compensation plans classified as equity awards (Long Term Incentive 2000 Plan and SAP Stock Option Plan 2002) and two stock-based compensation plans that are classified as liability (STAR Plan and Incentive Plan 2010). Furthermore we have various employee share purchase plans. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.
        Prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123 Accounting for Stock-Based Compensation, (“SFAS 123”) and SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”), established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006.
        The cumulative effect from the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability-classified awards (STAR 2003, STAR 2004, and STAR 2005) from intrinsic value to fair value, was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005.
        For the years presented in our consolidated financial statements in “Item 18. Financial Statements,” we did not change any plan terms of our existing stock-based compensation plans. We did not change any valuation methods compared to the valuations made under SFAS 123.

        To estimate the fair values of our stock options and convertible bonds granted under the stock-based compensation plans classified as equity awards (Stock Option Plan 2002 and Long Term Incentive 2000 Plan) we consistently use the Black-Scholes valuation model. As described in Note 29 to our consolidated financial statements in “Item 18. Financial Statements,” this valuation model requires that we use a number of assumptions, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised).
        Expected volatilities are based on implied volatilities from traded options on our stock with a maturity equal to the expected option life for options granted in 2006 and 2005. We think implied volatilities are a good basis for expected volatilities of our stock price as there is a sufficient number of options actively traded with various maturities and various exercise prices. For stock options granted in 2004 and before we used historical stock price movements over the most recent period equal to the expected option life to estimate future stock price volatility.
        For options granted in 2005 and 2006 we used 3.5 years as an expected life of the options. This assumption was made in accordance with the guidance in Staff Accounting Bulletin No. 107 (“SAB 107”). According to the so-called “simplified” method it is appropriate to use the middle of the vesting term and the original contractual term as an estimate for the expected life of the options if no reliable historical data is available. Before the guidance in SAB 107 was released we used an expected life of 2.5 years for the options granted from 2002 to 2004.
        Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of most options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price, the higher the option value.
        We intend to continue using stock-based compensation awards to attract and retain senior managers and select employees. However we intend to not grant any more options under equity-classified awards and instead make use of stock-based compensation awards classified as a liability.
        For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. The fair value of awards granted under SAP SOP 2002 in 2006 was calculated based on an expected volatility of 24%. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes valuation model. However, the impact on our operating income would not be material.
Accounting for Income Taxes and Other Income Tax Related Judgments
        We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. In addition, there are numerous transactions where the ultimate tax outcome is uncertain such as those involving revenue sharing and cost reimbursement arrangements between SAP Group companies. Significant judgments are necessary in determining our worldwide income tax accruals and provisions. Although we believe we have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation of current tax laws, no assurance can be given that the final tax outcome of these matters will be consistent with what is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determinations are made.
        We recognize deferred tax assets and liabilities for temporary differences between the book and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse. We record a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, our forecast of future taxable income. Our judgments regarding future taxable income are based upon expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our assumptions could require that we reduce the carrying value of our net deferred tax assets. Furthermore, our use of different estimates, assumptions and judgments in connection with tax planning strategies and tax uncertainties could result in materially different carrying values of our income tax asset and liability amounts and therefore could adversely impact our recorded income tax amounts.
        As of December 31, 2006, we have cumulative undistributed earnings from certain foreign subsidiaries of approximately €2,938 million that are currently deemed to be permanently reinvested. A change in economic or other circumstances could impact our decision to repatriate some or all of these undistributed earnings which would result in the recognition of additional income tax liabilities.
Impairment Assessments
Goodwill and intangible assets
        We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed. There is significant judgment involved in purchase price allocation upon business combinations and determining the appropriate reporting units to which the goodwill should be allocated. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we review the carrying amount of goodwill for impairment on an annual basis. Additionally, we perform an impairment assessment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value of goodwill and other intangible assets may not be recoverable. In making that assessment, we use certain assumptions and estimates about future cash flows, which are complex and often subjective. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts and estimation of our weighted-average cost of capital. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our reported financial results. We did not record any impairment charges on our goodwill or intangible assets during fiscal 2006. As of December 31, 2006, the carrying amounts of our goodwill and intangible assets, net were €987.6 million and €262.6 million, respectively (2005: €626.5 million and €139.7 million, respectively).
Equity investments
        In the past and as a continuing part of our business strategy, we have made significant investments in technology related companies, some of which are start-up companies that are currently reporting and that have historically reported net losses. Due to the limited historical information available about many of these companies, our estimates concerning our ability to recover the carrying value of these investments involve significant judgments. Specifically, the determination of the fair value of an investment and the amount we can expect to realize upon liquidation of an investment is judgmental, as is the determination of whether a decline in value of an investment is other-than temporary. Changes in our estimates could have a material impact on our financial position and results of operations. The carrying value of our equity securities investments, a significant portion of which represents venture capital investments, at December 31, 2006 was €82.8 million (2005: €45.4 million). The increase in 2006 was in large part attributable to new equity investments driven by our SAP NetWeaver Fund (See “Item 4. Information about SAP — Partnerships, Alliances and Acquisitions” for more information on the SAP NetWeaver Fund). Although not significant in 2006, impairments and other charges related to our investments have had in the past, and could again have in the future, a material impact on our financial position and results of operations. In 2006, 2005, and 2004, we recognized impairment charges relating to equity securities investments of €1.2 million, €4.0 million, and €5.1 million, respectively.
Legal Contingencies
        We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss pursuant to SFAS No. 5, Accounting for Contingencies. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties relating to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on 2006, 2005 or 2004.
NEW ACCOUNTING STANDARDS NOT YET ADOPTED
        See Note 3 in our consolidated financial statements in “Item 18. Financial Statements.”
LIQUIDITY AND CAPITAL RESOURCES
        Our primary source of cash, cash equivalents and short-term investments are funds generated from our business operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, to pay dividends on our shares, to buy back SAP shares in the open market and to acquire businesses. Cash and cash equivalents are primarily held in euro and U.S. dollars as of December 31, 2006.
        We believe that our working capital is sufficient to meet our present operational needs and, together with expected cash flows from operations, can support our currently planned capital expenditure requirements for the next twelve months. However, there can be no assurance that a downturn in the economy worldwide, in a particular region, or for our products and services in general, will not change this outlook.
        In order to complement or expand our business in the future, we have made and expect to make acquisitions of businesses, products and technologies, and to enter into joint venture arrangements. These acquisitions or joint venture arrangements may require additional financing. In addition, continued growth in our business may from time to time require additional capital. There can be no assurance that additional capital will be available to us if and when required, or that such additional capital will be available on acceptable terms to us.
        The table below presents our cash and cash equivalents as well as short-term investments as of December 31:

	2006	2005	% change

	(In € millions)
Cash and cash equivalents	2,399	2,064	16.2%
Short-term investments	931	1,782	(47.8)%

Total	3,330	3,846	(13.4)%
        Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturity of three months or less, including money market funds, time deposits, and commercial paper.

Short-term investments consist of investments with original maturities of greater than three months and remaining maturities of less than one year, including auction rate securities, variable rate demand notes, available-for-sale debt and marketable equity securities. Investments with maturities beyond one year or certain cost- and equity-method equity investments may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. See Note 3 to our consolidated financial statements in “Item 18. Financial Statements” for a related discussion on how we define short-term investments.
        Total net interest income increased to €119.8 million in 2006 compared to €89.9 million in 2005 and €55.8 million in 2004. The increase is primarily due to higher interest rates. In addition to foreign currency exposure, we are generally exposed to fluctuations in the interest rates of many of the world’s leading industrialized countries. Our interest income and expense are most sensitive to fluctuations in the level of U.S. and EMU interest rates.
        We operate globally and have subsidiaries in over 50 countries. Our foreign subsidiaries license SAP AG’s software products to local customers and remit a certain percentage of the revenue to SAP AG in Germany as license fees. We have experienced and expect to experience situations where the amount of funds transferred from our subsidiaries in certain countries to Germany are restricted due to economic or legal reasons. The impact of such restrictions on our intercompany transfers has been and is expected to be insignificant.
        Cash, cash equivalents and short-term investments in the amount of approximately €1,312 million are held in US$ and approximately €1,522 million are held in euro as of December 31, 2006.
    Analysis of Consolidated Statements of Cash Flow

	Years ended December 31,
				Change	Change
	2006	2005	2004	2006 vs. 2005	2005 vs. 2004

	(In € millions)
Net cash provided by operating activities	1,847	1,608	1,845	15%	(13)%
Net cash used in investing activities	(134)	(583)	(748)	(77)%	(22)%
Net cash used in financing activities	(1,375)	(555)	(388)	148%	43%
        Cash flow from operating activities increased by €239 million or 15% in 2006 due to increased cash receipts from customers driven by a 10% increase in total revenue and a 14% increase in deferred revenue, and in line with an increase in net income of €375 million from 2005. Consistent with the revenue growth, our accounts receivable balance increased by €192 million or 8% in 2006 while our rolling 12-month average collection period, which is measured in days’ sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services) remained at about 68 days in 2006. Cash used in investing activities decreased by €450 million or 77% in 2006 mainly due to a net inflow from short-term, equity, and other investments, arising out of their partial liquidation and reallocation between such investments and cash and cash equivalents. This factor is partially offset by cash payments for our acquisition of unrelated companies, totaling €492 million, net of cash received, for three software companies as discussed in Note 4 to our consolidated financial statements. Also, we continued to spend on intangible assets and property, plant and equipment, amounting to €367 million in 2006, a significant portion of which represented the cost of construction of office buildings in corporate headquarters. Cash used in financing activities increased significantly by €820 million or 148% in 2006; mainly because of a 31% increase in the amount of dividend distributed (2006: €447 million; 2005: €340 million) and a 153% increase in treasury stock purchases (2006: €1,149 million; 2005: €454 million).
        Operating cash flow for 2005 was €1,608 million, representing a 13% decrease from €1,845 million in 2004. The decrease is partly due to back tax payments depleting deferred tax reserves. Also, in 2004 cash flow was buoyed by cash generated by the maturing of a forward exchange contract. Further, accounts receivable increased to €2,251 million at December 31, 2005, representing an increase of €322 million or 17%. Despite the increase in accounts receivable, which is consistent with the overall increase in revenues, we managed to reduce our days’ sales outstanding from 71 days in 2004 to 68 days in 2005 due primarily to our more stringent receivables management processes. In 2005, net cash used in investing activities was €583 million, a decrease of 22% over 2004. The reduction is mainly due to the fact that substantial amounts of cash were transferred to short-term assets in the prior year. Also, increasing our holding in SAP SI had led to greater outflows in 2004 than in 2005. Capital expenditures during 2005 for intangible assets and property, plant and equipment were €262 million, an increase of €69 million from 2004, driven by a rise in building activity at the corporate headquarters and additional spending on IT infrastructure and company cars during 2005 to keep pace with the overall growth in employees and business activities. Net cash used in financing activities was €555 million in 2005, an increase of €167 million from 2004. Dividend payments were €340 million and €249 million in 2005 and 2004, respectively. Additionally we spent approximately €454 million in 2005 to purchase our own ordinary shares and ADSs (2004: €175 million), some of which were held in treasury at December 31, 2005, under our stock buy-back program in order to satisfy subscription rights granted under our various stock-based compensation plans.
    Credit Lines
        As of December 31, 2006, we had outstanding long-term financial debt of €1.6 million and outstanding short-term financial debt of approximately €31.0 million, consisting primarily of amounts borrowed under lines of credit.
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
        We entered into this credit facility to increase our financial flexibility. We did not, however, draw down the facility in 2006, nor do we currently intend to draw down the facility. Consequently, there were no borrowings outstanding under the facility as of December 31, 2006.
        As of December 31, 2006, SAP AG had additional available lines of credit totaling approximately €599 million. As of December 31, 2006, there were no borrowings outstanding under these lines of credit. Furthermore, certain of our foreign subsidiaries have lines of credit available that allow them to borrow funds in their respective local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As of December 31, 2006, approximately €109 million were available through such arrangements. The lines of credit have been reduced considerably as several subsidiaries do not have a need for credit facilities any more due to their cash flow and liquidity development. Total aggregate borrowings under these lines of credit amounted to €26 million as of December 31, 2006.
    Authorized Capital
        We also have available sources of cash through authorized capital as outlined in Note 23 to our consolidated financial statements in “Item 18. Financial Statements.”
OFF-BALANCE SHEET ARRANGEMENTS
        We have entered into operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. These arrangements are oftentimes referred to as a form of off-

balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual obligations.”
        We have not entered into any transactions, arrangements or other relationships with unconsolidated, variable interest entities, as such term is defined in FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities — an interpretation of ARB No. 51. We believe we do not have other forms of material off-balance-sheet arrangements that would require disclosure other than those already disclosed.
Contractual Obligations
        The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2006:

	Payments due by period

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(In € millions)
Long-term debt obligations(1)	2	1	1	—	—
Capital (finance) lease obligations(2)	1	1	—	—	—
Operating lease obligations(3)	657	149	205	134	169
Purchase obligations(4)	197	142	46	9	—
Other long-term liabilities reflected on the balance sheet(5)	78	—	72	4	2

Total	935	293	324	147	171

(1)	This represents a bank loan.

(2)	This mainly represents capital leases of computer equipment and cars.

(3)	We have operating leases for office facilities for most of our subsidiaries, cars, computer hardware and certain other equipment. Rental expense for operating leases in 2006 was €182 million (2005: €165 million; 2004: €153 million).

(4)	Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased, fixed; minimum or variable price provisions; and the approximate timing of the transaction.

The outstanding obligations include the construction of facilities, office equipment and car purchase commitments, food and security services and other facility commitments.

Our expected contributions to our pension and other postemployment benefit plans are not included in the table above. We expect to contribute in 2007 statutory minimum and discretionary amounts of €1.8 million to our German defined benefit plans and €45.6 million to our foreign defined benefit plans, all of which are expected to be paid as cash contributions. Our contributions to our German and foreign defined contribution plans have ranged from €76 million to €92 million in 2004 through 2006; we expect similar contributions to be made in 2007. See Note 21(a) to our consolidated financial statements in “Item 18. Financial Statements” for additional information.

(5)	Amounts mainly consist of income tax payable (€67 million), restructuring and other accruals (€10 million) and trade accounts payable (€0.4 million). Other noncurrent liabilities on the balance sheet such as pension and other postemployment benefit liabilities, deferred compensation, deferred income, deferred tax liabilities, and deferred rent are not included in this table. Please see Notes 20 and 21 to our consolidated financial statements in “Item 18. Financial Statements.”
        We expect to meet these contractual obligations with existing cash and our cash flows from operations. The timing of payments for the above contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates as to the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ.
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
        In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. Based on historical experience and evaluation, we do not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to our own performance, no related liability has been recorded. We also generally provide a six to twelve month warranty on our software. Due to the nature of these warranties, which relate to the performance of our software, we cannot reasonably estimate the maximum exposure to loss resulting from the warranties. Our warranty liability is included in Other obligations. See Note 21(b) to our consolidated financial statements in “Item 18. Financial Statements.”
        As of December 31, 2006 and 2005, no guarantees were provided for performance or financial obligations of third parties.
RESEARCH AND DEVELOPMENT
        As discussed in “Item 6. Directors, Senior Management and Employees — Executive Board,” the Executive Board member responsibilities reflect SAP’s value chain. One of the Board areas, Research & Breakthrough Innovation, includes SAP Research, a group responsible for identifying emerging information technology trends, as well as researching and creating prototypes in strategically important SAP business areas. The fundamental business model of SAP Research is based on co-innovation through collaborative research with both academia and industry.
        The Product & Technology Group, part of another SAP Executive Board area, Product, is responsible for developing and optimizing existing SAP solutions and improving products in development. The group’s mission is to maximize satisfied usage of SAP software.
        SAP Labs is a global research and development organization with operations in Bulgaria, Canada, China, France, Hungary, India, Israel, Japan, the United States and Germany. This regional diversification enhances the efficient use of local resources and allows for greater access to industry expertise and customers. SAP Labs develops generic products as well as focuses on development activities that address the needs of specific industries and geographic regions.
        We believe that in the medium term we must continuously improve our portfolio of products if we are to maintain and build on our current leading position as a vendor of business software. Research and development activities in 2006 centered on delivering applications for the enterprise SOA road map, launching new solutions for information workers, and enlarging our offering for midsize companies.
        Research and development expenses for the years ended December 31, 2006, 2005, and 2004 were €1,334.8 million, €1,088.6 million, and €908.1 million, respectively. Research and development expenses as a percentage of total revenue were 14.2%, 12.8% and 12.1% for the years ended December 31, 2006, 2005, and 2004, respectively.
        The importance of R&D was also reflected in the breakdown of employee profiles. In 2006, our total full-time equivalent headcount engaged in development work was 11,801 (2005: 10,215; 2004: 8,744). This is 30.0% of all Group employees (2005: 28.5%; 2004: 27.2%) and represents a 16% rise in the number of R&D employees since the previous year. Of the employees working in R&D, 52% (2005: 57%; 2004: 64%) are employed in Germany, 22% (2005: 18%; 2004: 12%) are in our high-growth development centers in China and India, and 18% (2005: 25%; 2004: 24%) are in our other development locations.
        The expenses for R&D include mainly employee salaries and the cost of externally procured development services.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
SUPERVISORY BOARD
        The current members of the Supervisory Board of SAP AG, each such member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairperson(2) (3)(5)(7)(8)	63	Chairperson of the Supervisory Board	2003	2007
Pekka Ala-Pietilä(1)(8)	50	Executive Advisor to the CEO of Nokia Corporation (until January 31, 2006) Co-founder and CEO Blyk Ltd. (from April 12, 2006)	2002	2007
Prof. Dr. Wilhelm Haarmann(1) (3)(5)(9)	56	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2007
Dr. h.c. Hartmut Mehdorn(1) (7)	64	Chairperson of Executive Board, Deutsche Bahn AG	1998	2007
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(1) (6)(8)	65	Professor at Saarland University	2002	2007
Dr. Erhard Schipporeit(11)	58	Former member of the Executive Board, EON AG, Management consultant	2005	2007
Dr. Dieter Spöri(1)(5)	63	Head of Corporate Representation Federal Affairs, DaimlerChrysler AG	1998	2007
Dr. h.c. Klaus Tschira(1) (4)	66	Managing Director, Klaus Tschira Stiftung gGmbH	1998	2007
Helga Classen, Vice Chairperson (5)(7)(10)	56	Employee, Chairperson of the Works Council of SAP AG and SAP Hosting AG & Co. KG	1993	2007
Willi Burbach(7)(8)(10)	44	Employee, Developer	1993	2007
Bernhard Koller(4)(10)	57	Employee, Manager of Idea Management	1989	2007
Christiane Kuntz-Mayr(5) (8)(10)	44	Employee, Development Architect	2002	2007
Lars Lamadé(6)(10)	35	Employee, Project Manager Service & Support	2002	2007
Dr. Gerhard Maier(3) (6)(10)	53	Employee, Development Project Manager	1989	2007
Dr. Barbara Schennerlein (5)(10)	50	Employee, Principal Consultant	1998	2007
Stefan Schulz(4)(8)(10)	37	Employee, Development Project Manager	2002	2007

(1)	Elected by SAP AG’s shareholders on May 3, 2002.

(2)	Elected by SAP AG’s shareholders on May 9, 2003.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Member of the General Committee.

(6)	Member of the Finance and Investment Committee.

(7)	Member of the Mediation Committee.

(8)	Member of the Technology Committee.

(9)	Until January 1, 2006, Wilhelm Haarmann practiced as a partner of Haarmann Hemmelrath which served as special German tax counsel to SAP AG and counseled SAP with regard to other legal matters. On January 1, 2006, he founded HAARMANN Partnerschaftsgesellschaft in Frankfurt. Wilhelm Haarmann was determined to be the Audit Committee’s financial expert until July 2005.

(10)	Elected by SAP AG’s employees on April 9, 2002.

(11)	Elected by SAP AG’s shareholders on May 12, 2005, replacing Dietmar Hopp who resigned from the Supervisory Board on the same day. Member of the Audit Committee, and determined to be the Audit Committee financial expert, replacing Wilhelm Haarmann.
        For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and Compensation Committee, please refer to “Item 10. Additional Information — Corporate Governance.”
        The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP AG’s, in Germany and other countries as of December 31, 2006, are set forth in Note 31 to our consolidated financial statements included in “Item 18. Financial Statements.” Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.
        Pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz), members of the Supervisory Board of SAP AG consists of eight representatives of the shareholders and eight representatives of the employees. Of the eight employee representatives, two must be nominated by the trade unions. The elected employees must be at least 18 years of age and must have been in the employment of SAP AG or one of its German subsidiaries for at least one year. They must also fulfill the other qualifications for election codified in Section 8 of the German Works Council Constitution Act. These qualifications include, among other things, not having been declared ineligible or debarred from holding public office by a court.
EXECUTIVE BOARD
        The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Prof. Dr. Henning Kagermann, CEO	1991	2009
Dr. Peter Zencke	1993	2008
Prof. Dr. Claus Heinrich	1996	2010
Gerhard Oswald	1996	2010
Dr. Werner Brandt	2001	2009
Shai Agassi	2002	2007	(1)
Léo Apotheker	2002	2010

(1)	Resigned effective April 1, 2007. Additional information located below.

        In March 2005, we adopted a new form of organization designed to better implement our strategy and achieve goals. The Executive Board members’ responsibilities are now aligned along SAP’s value chain, spanning innovation, research and development, production, services, marketing, training, consulting and sales.
        On March 28, 2007, SAP announced the resignation by mutual agreement of Executive Board member Shai Agassi effective April 1, 2007. The Supervisory Board named Executive Board member Léo Apotheker to the newly created role of Deputy CEO with immediate effect. SAP also announced that on April 1, 2007 an Executive Council will be established to realign SAP’s development and field activities under a newly integrated management structure. Each member of the Executive Council will report either to Henning Kagermann or Léo Apotheker.
        A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:
        Henning Kagermann, CEO (Vorstandssprecher), 59 years old, physics graduate. Henning Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-CEO in 1998. In May 2003 he became sole CEO of the Executive Board. He has overall responsibility for SAP’s strategy and business development, and is further responsible for corporate communications, global intellectual property, internal audit and top talent management.
        Shai Agassi, 38 years old, computer science graduate and software entrepreneur. Shai Agassi joined SAP in 2001 as CEO of SAP Portals and became a member of the Executive Board in 2002. Prior to joining SAP, Shai Agassi founded a number of software companies in Israel between 1990 and 1994, and served in various positions in those companies. He moved one of these companies to California and renamed it TopTier Software, Inc., where he served as Chairperson, CTO and eventually CEO. TopTier was acquired by SAP in 2001, after which Shai Agassi became the CEO of SAP Portals, at that time a fully-owned subsidiary of SAP. After the integration of SAP Portals into SAP, Agassi was responsible for the application platform SAP NetWeaver. His responsibilities were further expanded to include product development, the technology platform, industry solutions, partner network, and product and industry marketing. Effective April 1, 2007 by mutual agreement he resigned from the Executive Board and is expected to become a special consultant to the Chairman of the Supervisory Board.
        Léo Apotheker, 53 years old, business economist. Léo Apotheker first joined SAP in 1988 and became a member of the Executive Board in 2002. He is responsible for sales, consulting, education, and marketing. He became Deputy CEO on March 28, 2007.
        Werner Brandt, 53 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc. His responsibilities at SAP include finance and administration, shared services, and SAP Ventures.

        Claus Heinrich, 51 years old, business management and operations research graduate. Claus Heinrich joined SAP in 1987 and became a member of the Executive Board in 1996. He is responsible for global human resources (including labor relations), quality management, internal IT and development labs (SAP Labs).
        Gerhard Oswald, 53 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for global service and support, as well as custom development and co-heads with Peter Zencke the new dedicated midmarket solution.
        Peter Zencke, 57 years old, mathematics and economics graduate. Peter Zencke joined SAP in 1984 and became a member of the Executive Board in 1993. He is responsible for the development of the enterprise SOA based application platform, co-heads with Gerhard Oswald the new dedicated midmarket solution, and global research.
        The current members of the Executive Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries as of December 31, 2006, are set forth in Note 31 to our consolidated financial statements in “Item 18. Financial Statements.” Apart from pension obligations, SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member.
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
Compensation for Executive Board Members
Compensation Package
        The Executive Board members’ compensation package is defined by the compensation committee, a committee of the Supervisory Board chaired by Prof. Dr. h. c. mult. Hasso Plattner (chairperson of the Supervisory Board). Its other members are Prof. Dr. Wilhelm Haarmann and Dr. Gerhard Maier.
        Executive Board members’ compensation is intended to reflect the Group’s size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.
        The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (stock options). Along with the regular stock-based compensation plan, the Supervisory Board awarded additional nonrecurring stock-based compensation in the form of stock appreciation rights (STARs) to the Executive Board in 2006 for Incentive Plan 2010. However, it will not pay out unless SAP’s market capitalization increases at least 50% over a five-year period.
        A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors’ compensation at comparable companies on the international stage. Every year, the compensation committee sets the target performance-related compensation, reflecting the relevant values in that year’s budget. The number of stock options and STARs to be issued to each individual member of the Executive Board by way of stock-based compensation was decided by the compensation committee at its meeting on February 3, 2006 and reflected the fair value of the options and STARs.
        The elements of Executive Board compensation are paid as follows:

•	The fixed element is paid as a monthly salary.

•	The amount of performance-related compensation to be paid out in respect of 2006 depends on the Group’s achievement of its targets for Adjusted operating income that is, before stock-based compensation expenses and acquisition-related charges and on software revenue growth. On February 14, 2007 the Supervisory Board’s compensation committee assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in May 2007.

•	The regular form of stock-based compensation is the issue of stock options under the terms of SAP SOP 2002 that the Annual General Meeting of Shareholders approved on May 3, 2002. The terms and detail of SAP SOP 2002 are reported in Note 29 to our consolidated financial statements in “Item 18. Financial Statements.” For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan terms provide that the Supervisory Board can cap subscription rights if it believes that an option holder would make a windfall profit by exercising them. If the total profit from the exercise at all times of rights under options issued to that holder at the same time exceeds two times the product of (i) the number of subscription rights received by that option holder; and (ii) the exercise price, that total profit is a windfall profit. It is determined by reference to the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP bears any expenses incurred by the option holder through fees, taxes, or deductions related to the cap. The Supervisory Board can only cap subscription rights if it decides the windfall profits are due to not inconsequential, extraordinary, unforeseen appreciation for which the Executive Board is not responsible.

•	The additional nonrecurring stock-based compensation awarded in 2006 is comprised of STARs for the Incentive Plan 2010 stock-based compensation plan. This plan is a nonrecurring incentive with a term of up to five years, intended to give more encouragement than hitherto for originality and to ensure the Executive Board actions remain focused on a long-term goal. Incentive Plan 2010 is a stock-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP’s average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and July 31, 2005 and SAP stock outperforms the GSTI Software Index over the same period. Payouts are scaled as follows:

•	If market capitalization does not increase by 50% or more, the Executive Board will receive no payout.

•	If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.

•	If SAP’s market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.
The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100% increase in market capitalization is reached at an earlier date while at the same time the stock is outperforming the GSTI Software Index, the plan ends at that earlier date. All payouts under the plan are cash; no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit, which is a substantial, extraordinary and unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the compensation committee of the Supervisory Board. The terms and detail of this plan are reported in Note 29 to our consolidated financial statements in “Item 18. Financial Statements.”
Amount of Compensation
        Executive Board members’ compensation in fiscal year 2006:

			2006					2005

				Regular		Nonrecurring
			Performance-	Long-Term		Long-Term
			Related	Incentive		Incentive
	Fixed Elements		Compensation	Elements		Element
					Total Before
				Stock-Based	Nonrecurring	Stock-Based
			Directors’	Compensation	Long-Term	Compensation
			Profit	(SAP SOP	Incentive	(Incentive
	Salary	Other*	Sharing	2002)**	Element	Plan 2010)**	Total	Total

	€(000)
Prof. Dr. Henning Kagermann (CEO)	710.7	17.0	2,673.7	949.0	4,350.4	4,680.1	9,030.5	6,084.8
Shai Agassi	474.4	59.5	1,782.5	632.7	2,949.1	3,120.1	6,069.2	4,001.1
Léo Apotheker	473.8	0.3	1,782.5	632.7	2,889.3	3,120.1	6,009.4	3,901.1
Dr. Werner Brandt	432.6	41.3	1,627.5	577.7	2,679.1	1,560.0	4,239.1	3,942.2
Prof. Dr. Claus E. Heinrich	432.6	20.0	1,627.5	577.7	2,657.8	1,560.0	4,217.8	3,920.9
Gerhard Oswald	432.6	14.8	1,627.5	577.7	2,652.6	1,560.0	4,212.6	3,915.1
Dr. Peter Zencke	432.6	27.7	1,627.5	577.7	2,665.5	1,560.0	4,225.5	3,922.8

Total					20,843.8		38,004.1	29,688.0

*	Insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group

**	Fair value at the time of allocation
        The values for regular stock-based compensation and nonrecurring stock-based compensation in the table above are the fair value of SAP SOP 2002 options at the time of grant to the respective members and of the STARs under the Incentive Plan 2010 at the time of allocation.

	2006

	Regular Stock-Based		Nonrecurring Stock-
	Compensation		Based Compensation
					Total Fair
					Value Of
	SAP SOP 2002		Incentive Plan 2010		Long-Term
					Incentive
		Fair Value		Fair Value	Elements
		At Time		At Time	At Time
	Quantity	Of Grant	Quantity	Of Grant	Of Grant

		€		€
					€(000)
Prof. Dr. Henning Kagermann (CEO)	35,851	26.47	188,182	24.87	5,629.1
Shai Agassi	23,901	26.47	125,455	24.87	3,752.7
Léo Apotheker	23,901	26.47	125,455	24.87	3,752.7
Dr. Werner Brandt	21,823	26.47	62,727	24.87	2,137.7
Prof. Dr. Claus E. Heinrich	21,823	26.47	62,727	24.87	2,137.7
Gerhard Oswald	21,823	26.47	62,727	24.87	2,137.7
Dr. Peter Zencke	21,823	26.47	62,727	24.87	2,137.7

Total	170,945		690,000		21,685.3

	2005

	Regular Stock-Based		Nonrecurring Stock-
	Compensation		Based Compensation
					Total Fair
					Value Of
	SAP SOP 2002		Incentive Plan 2010		Long-Term
					Incentive
		Fair Value		Fair Value	Elements
		At Time		At Time	At Time
	Quantity	Of Grant	Quantity	Of Grant	Of Grant

		€		€	€(000)
Prof. Dr. Henning Kagermann (CEO)	66,955	20.08	—	—	1,344.5
Shai Agassi	37,495	20.08	—	—	752.9
Léo Apotheker	37,495	20.08	—	—	752.9
Dr. Werner Brandt	37,495	20.08	—	—	752.9
Prof. Dr. Claus E. Heinrich	37,495	20.08	—	—	752.9
Gerhard Oswald	37,495	20.08	—	—	752.9
Dr. Peter Zencke	37,495	20.08	—	—	752.9

Total	291.925				5,861.9

        The change during 2006 in the fair value of the stock options and STARs granted in 2006 to Executive Board Members was as follows:

	Fair Value At	Fair Value On
	Time Of Grant	December 31, 2006

SAP SOP 2002 Stock Options (February 6, 2006 grant)	€26.47	€18.23
Incentive Plan 2010 STARs (March 6, 2006 grant)	€24.87	€14.02
End-of-Service Undertakings
             Retirement Pension Plan
        Members of the Executive Board receive retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. Widow’s pension is paid on the death of a former member of the Executive Board. Disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary’s 60th birthday. Widow’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.
        The benefit payable has been agreed with the active Executive Board members. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.
        On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999 were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999 under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90% of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
        Exceptional agreements apply to Messrs. Léo Apotheker and Shai Agassi: Mr. Apotheker’s agreement provides only for retirement pension, and the pension contribution reflects his participation in the French social security system. Mr. Agassi receives the pension contribution as an annual payout, so he has no pension entitlement. The annual payout is included in his disclosed compensation.
        The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members.

	Prof. Dr.
	Henning			Prof. Dr.
	Kagermann	Léo	Dr. Werner	Claus E.	Gerhard	Dr. Peter
	(CEO)	Apotheker	Brandt	Heinrich	Oswald	Zencke	Total

	€	€	€	€	€	€	€
PBO January 1, 2006	5,592,058	462,069	529,437	3,252,434	3,525,780	4,127,569	17,489,347
less Plan assets market value January 1, 2006	3,952,372	579,113	313,834	1,512,327	1,732,440	2,559,739	10,649,825

Accrued January 1, 2006	1,639,686	(117,044)	215,603	1,740,107	1,793,340	1,567,830	6,839,522
PBO change in 2006	(257,394)	(16,752)	63,897	(237,154)	(241,536)	(251,614)	(940,553)
Plan assets change in 2006	630,102	24,274	94,352	251,077	282,635	387,276	1,669,716
PBO December 31, 2006	5,334,664	445,317	593,334	3,015,280	3,284,244	3,875,955	16,548,794
less Plan assets market value December 31, 2006	4,582,474	603,387	408,186	1,763,404	2,015,075	2,947,015	12,319,541

Accrued December 31, 2006	752,190	(158,070)	185,148	1,251,876	1,269,169	928,940	4,229,253
        The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2006.

Prof. Dr.
	Henning			Prof.
	Kagermann	Léo	Dr. Werner	Dr. Claus E.	Gerhard	Dr. Peter
	(CEO)	Apotheker	Brandt	Heinrich	Oswald	Zencke

Annual pension entitlement at age 60 vested on December 31, 2006	€289,827	€45,487	€34,364	€165,487	€184,553	€207,188
        To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.
        In 2006, pension benefits of €725 thousand were paid to former Executive Board members (2005: €474 thousand). On December 31, 2006, the projected benefit obligation for former Executive Board members was €12,541 thousand (2005: €12,830 thousand).
             Early Termination
        The standard contract for all Executive Board members from January 1, 2006 provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.
        If an Executive Board member’s post on the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. There is a change of control when a takeover obligation to the shareholders of SAP AG arises under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.
        During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member such as pension or early termination payment.
Long-Term Incentives for the Executive Board
        Members of the Executive Board hold stock-based compensation awards granted to them in previous years under SAP SOP 2002 and LTI Plan 2000. The terms and detail of this plan are reported in Note 29 to our consolidated financial statements in “Item 18. Financial Statements.”
             SAP SOP 2002
        The table below shows Executive Board members’ holdings, on December 31, 2006, of stock options issued under the SAP SOP 2002 plan since its inception.
        The exercise prices for SAP SOP 2002 stock options are 110% of the base price of an SAP AG ordinary share. The base price is the arithmetic mean closing auction price for SAP stock in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price must be not less than the closing auction price on the day before the issue date. As a result of the fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006 (See “Item 9. The Offer and Listing — General” for more detail of the share increase), upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

	SAP SOP 2002 Stock Options

		Vested On		Not Vested On
		December 31, 2006		December 31, 2006		Total
	Exercise
	Price		Remaining		Remaining		Remaining
	per	Quantity	Term In	Quantity	Term In	Quantity	Term In
	Share (€)	of Shares	Years	of Shares	Years	of Shares	Years

Prof. Dr. Henning Kagermann (CEO)	22.59	320,000	1.16	—	—	320,000	1.16
	37.50	200,000	2.13	—	—	200,000	2.13
	33.55	—	—	267,820	3.11	267,820	3.11
	46.48	—	—	143,404	4.10	143,404	4.10
Shai Agassi	22.59	120,000	1.16	—	—	120,000	1.16
	24.78	120,000	1.33	—	—	120,000	1.33
	37.50	112,000	2.13	—	—	112,000	2.13
	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	95,604	4.10	95,604	4.10
Léo Apotheker	37.50	112,000	2.13	—	—	112,000	2.13
	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	95,604	4.10	95,604	4.10
Dr. Werner Brandt	37.50	112,000	2.13	—	—	112,000	2.13
	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	87,292	4.10	87,292	4.10
Prof. Dr. Claus E. Heinrich	22.59	180,000	1.16	—	—	180,000	1.16
	37.50	112,000	2.13	—	—	112,000	2.13
	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	87,292	4.10	87,292	4.10
Gerhard Oswald	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	87,292	4.10	87,292	4.10
Dr. Peter Zencke	22.59	180,000	1.16	—	—	180,000	1.16
	37.50	112,000	2.13	—	—	112,000	2.13
	33.55	—	—	149,980	3.11	149,980	3.11
	46.48	—	—	87,292	4.10	87,292	4.10

Total		1,680,000		1,851,480		3,531,480

        During 2006, members of the Executive Board exercised stock options granted in earlier years under SAP SOP 2002 as follows:

	SAP SOP 2002 Stock Options Exercised

	Stock Options — 2006		Stock Options — 2005

		Average Exercise		Average Exercise
	Quantity	Price (€)	Quantity	Price (€)

Léo Apotheker	30,000	90.37	—	—
Dr. Werner Brandt	—	—	30,000	90.37
Gerhard Oswald	28,000	149.99	45,000	90.37

Total	58,000		75,000

             LTI Plan 2000
        Beneficiaries under LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of SAP stock over time against the GSTI Software Index.

        The table below shows stock options held by members of the Executive Board on December 31, 2006, granted in earlier years under LTI Plan 2000.
        The exercise prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP ordinary share upon exercise of the option on December 31, 2006. Exercise prices vary with the performance of SAP stock over time against the GSTI Software Index. As a result of the fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006 (See “Item 9. The Offer and Listing — General” for more detail of share increase), upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

	LTI Plan 2000 Stock Options

		Vested On		Not Vested On
		December 31, 2006		December 31, 2006		Total
	Exercise
	Price		Remaining		Remaining		Remaining
	per	Quantity	Term In	Quantity	Term In	Quantity	Term In
	Share (€)	of Shares	Years	of Shares	Years	of Shares	Years

Prof. Dr. Henning Kagermann (CEO)	19.35	112,128	3.14	—	—	112,128	3.14
	23.51	157,500	4.14	—	—	157,500	4.14
Léo Apotheker	29.05	87,500	5.14	—	—	87,500	5.14
Dr. Peter Zencke	19.35	27,924	3.14	—	—	27,924	3.14
	23.51	73,700	4.14	—	—	73,700	4.14

Total		458,752				458,752

        The table below shows convertible bonds held by members of the Executive Board on December 31, 2006, granted in earlier years under LTI Plan 2000. The exercise prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP ordinary share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006 (See “Item 9. The Offer and Listing — General” for more detail of the share increase), upon conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the exercise price for a bond is four times the exercise price per share shown in the table.

	LTI Plan 2000 Convertible Bonds

		Vested On		Not Vested On
		December 31, 2006		December 31, 2006		Total

	Exercise		Remaining		Remaining		Remaining
	Price per	Quantity	Term In	Quantity	Term In	Quantity	Term In
	Share (€)	of Shares	Years	of Shares	Years	of Shares	Years

Prof. Dr. Henning Kagermann (CEO)	72.58	89,700	3.14	—	—	89,700	3.14
	47.81	126,000	4.14	—	—	126,000	4.14
	37.88	360,000	5.14	—	—	360,000	5.14
Léo Apotheker	83.67	95,400	3.19	—	—	95,400	3.19
	47.81	120,000	4.14	—	—	120,000	4.14
	37.88	70,000	5.14	—	—	70,000	5.14
Dr. Werner Brandt	47.81	20,000	4.14	—	—	20,000	4.14
	37.88	120,000	5.14	—	—	120,000	5.14
Prof. Dr. Claus E. Heinrich	72.58	65,700	3.14	—	—	65,700	3.14
	47.81	88,000	4.14	—	—	88,000	4.14
	37.88	200,000	5.14	—	—	200,000	5.14
Gerhard Oswald	72.58	65,700	3.14	—	—	65,700	3.14
	47.81	88,000	4.14	—	—	88,000	4.14
Dr. Peter Zencke	72.58	65,700	3.14	—	—	65,700	3.14
	47.81	88,000	4.14	—	—	88,000	4.14
	37.88	200,000	5.14	—	—	200,000	5.14

		1,862,200				1,862,200

        Rights exercised by members of the Executive Board in 2006 under LTI Plan 2000 stock options and convertible bonds granted in earlier years:

	LTI Plan 2000 Stock Options Exercised

	Stock Options — 2006		Stock Options — 2005

		Average Exercise		Average Exercise
	Quantity	Price (€)	Quantity	Price (€)

Dr. Werner Brandt	—	—	2,125	88.12
Prof. Dr. Claus E. Heinrich	48,032	74.07	—	—
Gerhard Oswald	10,625	116.04	19,663	99.00

	58,657		21,788

LTI Plan 2000 Convertible Bonds Exercised

	Convertible Bonds — 2006		Convertible Bonds — 2005

		Average Exercise		Average Exercise
	Quantity	Price (€)	Quantity	Price (€)

Gerhard Oswald	25,000	151.50	—	—

	25,000		—	—

Stock Held By Executive Board Members
        No member of the Executive Board holds more than 1% of the ordinary stock of SAP AG. Members of the Executive Board held a total of 287,384 SAP shares on December 31, 2006, that is after the increase in capital. On December 31, 2005, before the increase in capital, members of the Executive Board held a total of 31,346 SAP shares, corresponding in number to 125,384 post-capital-increase SAP shares.
        The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2006.

	Transactions in SAP Shares and ADRs

Notifying Party	Transaction Date	Transaction	Quantity	Unit Price (€)

Léo Apotheker	November 15, 2006	Exercise of Subscription Rights	30,000	90.37
Dr. Werner Brandt	July 17, 2006	Stock purchase	500	147.48
Prof. Dr. Claus E. Heinrich	June 12, 2006	Exercise of subscription rights	20,532	65.9461
	June 12, 2006	Exercise of subscription rights	27,500	80.1342
	June 12, 2006	Stock sale	48,032	157.1696
Gerhard Oswald	March 10, 2006	Exercise of subscription rights	25,000	151.50
	March 10, 2006	Exercise of subscription rights	28,000	149.99
	March 10, 2006	Exercise of subscription rights	10,625	116.0380
	March 10, 2006	Stock sale	63,625	172.54184
Executive Board: Other Information
        We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2006 or the previous year.
        As far as the law permits, SAP AG and SAP AG’s affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no individual deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. We believe the motivation and responsibility that the members of the Executive Board and Supervisory Board bring to their duties would not be improved by such a deductible element. For this reason, we regard a deductible as unnecessary for the insured group.
Compensation for Supervisory Board Members
Compensation Package
        Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. The section was amended by resolution of our May 9, 2006 Annual General Meeting of Shareholders to bring it into line with other German blue-chip companies. The fixed element and the cap on aggregate compensation were raised. The amendment also applied a recommendation of the German Corporate Governance Code to pay additional compensation to chairpersons and other members of committees of the Supervisory Board.
        The amended section provides that each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenditure, compensation composed of fixed elements and a variable element. The variable element depends on the dividend.
        The fixed element is €75,000 for the chairperson, €50,000 for the deputy chairperson, and €37,500 for other members. For membership of a Supervisory Board committee, members receive additional fixed compensation of €2,500 (provided that the relevant committee meets during the fiscal year) and the chairperson of the committee receives €5,000. The fixed remuneration element is due for payment after the end of the fiscal year.
        The variable compensation element is €8,000 for the chairperson, €6,000 for the deputy chairperson, and €4,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.25.

        However, the aggregate compensation excluding compensation for committee memberships must not exceed €200,000 for the chairperson, €150,000 for the deputy chairperson, and €100,000 for other members.
        Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson, and to the additional compensation for committee chairs and memberships.
Amount of Compensation
        Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 10, 2007, the compensation paid to Supervisory Board members in respect of fiscal year 2006 is as set out in the table below.

	2006				2005

			Compensation
	Fixed	Variable	For Committee		Fixed	Variable
	Compensation	Compensation	Work	Total	Compensation	Compensation	Total

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	15.0	215.0	50.0	50.0	100.0
Helga Classen (deputy chairperson)	50.0	100.0	2.5	152.5	37.5	37.5	75.0
Willi Burbach	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Prof. Dr. Wilhelm Haarmann	37.5	62.5	7.5	107.5	25.0	25.0	50.0
Dietmar Hopp (until May 12, 2005)	0.0	0.0	0.0	0.0	10.4	10.4	20.8
Bernhard Koller	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Christiane Kuntz-Mayr	37.5	62.5	5.0	105.0	25.0	25.0	50.0
Lars Lamadé	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	25.0	25.0	50.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	0.0	100.0	25.0	25.0	50.0
Pekka Ala-Pietilä	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Prof. Dr. Dr. h.c. August-Wilhelm Scheer	37.5	62.5	7.5	107.5	25.0	25.0	50.0
Dr. Barbara Schennerlein	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Dr. Erhard Schipporeit (from May 12, 2005)	37.5	62.5	5.0	105.0	16.7	16.7	33.3
Stefan Schulz	37.5	62.5	5.0	105.0	25.0	25.0	50.0
Dr. Dieter Spöri	37.5	62.5	2.5	102.5	25.0	25.0	50.0
Dr. h.c. Klaus Tschira	37.5	62.5	2.5	102.5	25.0	25.0	50.0

Total	650.0	1,100.0	70.0	1,820.0	439.6	439.6	879.2

        In addition, we reimburse to members of the Supervisory Board their incurred expenses and the value-added tax payable on their compensation.
Long-Term Incentives For The Supervisory Board
        We do not offer members stock options or other stock-based compensation for their Supervisory Board work. Any stock options or other stock-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.
Supervisory Board Members’ Shareholdings
        Note 23 to our consolidated financial statements in “Item 18. Financial Statements” shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira, and the companies they control, on December 31, 2006. No other member of the Supervisory Board held more than 1% of the SAP AG ordinary stock at the end of 2006 or of the previous year. Members of the Supervisory Board held a total of 262,623,884 SAP shares on December 31, 2006, that is after the increase in capital. On December 31, 2005, which was before the increase in capital, members of the Executive Board held a total of 70,396,026 SAP shares, corresponding in number to 281,584,104 post-capital-increase SAP shares. The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2006.

	Transactions in SAP Shares and ADRs

Notifying Party	Transaction Date	Transaction	Quantity	Unit Price

Klaus Tschira	December 14, 2006	Assignment of a reassignment right relating to a securities loan	1,500,000	Not disclosed
	December 14, 2006	Premature cancellation of a derivative(1)	1,125,000	€127.65
Hasso Plattner GmbH & Co. Beteiligungs-KG	November 28, 2006	Stock sale	1,350,000	€155.95
	March 2, 2006	Stock sale	1,460,000	€172.82
	March 2, 2006	Repayment of security loan	500,000	Not disclosed
	February 10, 2006	Stock acquisition by way of a security loan	90,000	Variable(2)

(1)	Derivative hedging a reassignment right relating to securities loan

(2)	Original price of 0.35% of €167.00 per annum and additionally the payment of a sum of 140% of any cash disbursements received on the share loan with an original value of €52,605.00
Supervisory Board: Other Information
        We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2006 or the previous year.
        Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred in 2005 under the contract was the reimbursement of expenses.
        As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end we maintain directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.
EMPLOYEES
        As of December 31, 2006, we had 39,355 full-time equivalents (“FTEs”) worldwide, which represented an increase of 10% from December 31, 2005. Of the total headcount, 14,214 employees were based in Germany and 6,958 in the United States.
        In an effort to better align headcount reporting with the expense line items of our consolidated statements of income and to improve transparency in headcount reporting, we changed our headcount reporting structure both internally and externally in 2006. This change did not affect the total headcount numbers, but only the headcount data within the reported headcount line items. Prior to 2006, we grouped headcount data by business areas/functional expertise for both internal and external reporting purposes.

        The following tables set forth the numbers of employees by functional area and by geographic region at December 31, 2006, 2005, and 2004 in terms of FTEs:

	Employees as of December 31,

	2006				2005				2004

FTEs	EMEA	Americas	APJ(*)	Total	EMEA	Americas	APJ(*)	Total	EMEA	Americas	APJ(*)	Total

Product	2,854	900	1,613	5,368	2,508	684	1,267	4,460	2,231	450	966	3,647
Service	6,336	3,364	1,818	11,518	6,636	3,204	1,590	11,430	6,759	2,876	1,480	11,114
Development	7,508	1,530	2,764	11,801	7,063	1,151	2,001	10,215	6,523	974	1,246	8,744
Sales & Marketing	3,336	2,628	1,118	7,082	3,302	2,189	936	6,426	3,149	1,750	822	5,721
General & Administration	1,613	523	337	2,472	1,504	470	287	2,261	1,308	379	250	1,937
Infrastructure	713	281	120	1,114	715	256	110	1,081	688	255	99	1,042

SAP Group	22,360	9,225	7,770	39,355	21,729	7,953	6,191	35,873	20,658	6,684	4,863	32,205

(*)	Asia Pacific Japan
        We believe that hiring highly qualified professionals is essential to build the foundations for our future success and continued growth. Initial plans for 2006 called for 3,500 new jobs to be created. The actual net number of employees hired was 3,482. The average number of FTEs increased 3,503 from 34,550 in 2005 to 38,053 in 2006. The percentage increases were 16% in the Americas region, 3% in the EMEA region, and 26% in the Asia Pacific Japan region. We filled 1,272 new positions in the Americas region and 631 new positions in the EMEA region in 2006. Of the 1,579 new positions in the Asia Pacific Japan region, most were in India (1,133) and China (374). Of the total worldwide headcount additions in 2006, acquisitions accounted for 467, the majority of which was in the Americas region.
        The total increase in headcount is consistent with our organic growth strategy and with attaining our financial goals.
        Certain employees who are employed by SAP but who are not currently working or who work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.
        None of our employees is subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our employee relations are excellent.
        Since July 2006 we have had a works council for our employees at SAP AG and SAP Hosting AG & Co. KG. It has 37 members. In addition, our German subsidiary SAP Deutschland AG & Co. KG has had a works council since December 2006 with 23 members. Although they are new to these companies, it is regular practice for German companies to have a works council. The works council is entitled to be consulted on decisions concerning the employees it represents. Such decisions may take longer to make in the future than they have in the past, and reorganization measures may be more costly to implement. We do not, however, expect the works councils to significantly restrict our managerial freedom or materially hamper the performance of our companies.
SHARE OWNERSHIP
Beneficial Ownership of Shares
        The ordinary shares beneficially owned by Dietmar Hopp (member of the Supervisory Board until May 12, 2005), Hasso Plattner (Chairperson of the Supervisory Board) and Klaus Tschira (member of the Supervisory Board) and/or companies affiliated with the aforementioned individuals are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.” We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of the ordinary shares as of March 14, 2007.
STOCK-BASED COMPENSATION PLANS
SAP Stock Option Plan 2002
        At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, is designed to replace the LTI 2000 Plan described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options. As of March 14, 2007 10,599,706 stock options have been granted, therefore the Executive Board is authorized to issue, on or before April 30, 2007, up to additional 8,415,709 stock options.
        Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to four shares of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of our share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of our share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options.
        For options granted to members of the Executive Board in February 2004 and thereafter, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible for.
        By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 9, 2006, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2007, up to 30 million shares in the Company, and after the entry into force of the capital increase from corporate funds resolved at the same meeting, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s capital stock. Such repurchased ordinary shares may, among other things, be used to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and our obligations upon the exercise of stock options under the SAP SOP 2002. This resolution replaced the resolution of the Annual General Meeting of Shareholders of May 12, 2005, which authorized the Executive Board to acquire on or before October 31, 2006, up to 30 million shares in SAP to, among other things, satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and the exercise of stock options under the SAP SOP 2002. These repurchases of ordinary shares are expected to reduce the dilutive effects on earnings per share. As of March 14, 2007, we have repurchased 8,634 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the SAP SOP 2002.

The number of repurchased shares was adjusted to reflect the December 15, 2006 share issuance presented as a share split.
Long Term Incentive 2000 Plan
        On January 18, 2000 SAP’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program, providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Under the LTI 2000 Plan, 15 million convertible bonds or 18.75 million stock options were originally authorized, and a maximum of 18.75 million ordinary shares (not adjusted for the December 15, 2006 share issuance presented as a share split) were authorized pursuant to a contingent capital increase for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI 2000 Plan. Upon conversion of the convertible bonds and exercise of the stock options, we will be required to provide ordinary shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the ordinary shares at the time of such conversion or exercise.
        By resolution of the Annual General Meeting of Shareholders on May 3, 2002, the authorization to issue convertible bonds and stock options under the LTI 2000 Plan, to the extent not yet made use of, was revoked. In addition, the contingent capital for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI 2000 Plan was reduced to the amount necessary to secure all convertible bonds and stock options already granted under the LTI 2000 Plan. In total SAP AG issued approximately 8.68 million convertible bonds and approximately 3.63 million stock options under the LTI 2000 Plan.
        The conversion price of the convertible bonds for four SAP AG ordinary shares will equal the closing price of the SAP AG ordinary share quoted in the Xetra trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the respective convertible bond (the day on which SAP AG or the credit institution managing the issue on behalf of SAP AG accepts the beneficiary’s subscription). Upon the exercise of the conversion rights, an additional payment is due for each four shares equal to the amount by which the conversion price of the shares exceeds the nominal amount of the converted bond of €1 for each convertible bond, which was payable upon granting of the convertible bonds and which is mandatory according to German Stock Corporation Law.
        The exercise price of the stock options issued under the LTI 2000 Plan for one SAP AG ordinary share is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share exceeds the performance of the reference index (GSTI Index). The initial value for determining the performance by the SAP AG ordinary shares is the closing price of the SAP AG ordinary shares quoted in the Xetra trading system (or any successor system) of the Frankfurt Stock Exchange on the last trading day prior to the issue of the stock option (the day on which SAP AG or the credit institution managing the issue for SAP AG accepts the beneficiary’s subscription). The initial value for determining the performance of the reference index is the last value recorded for the reference index on the same trading day on the Chicago Board Options Exchange. The final value for determining the performance of the SAP AG ordinary share is the closing price of SAP’s ordinary shares quoted in the Xetra trading system (or any successor system) of the Frankfurt Stock Exchange on the latest trading day prior to exercise of the subscription right attaching to the stock option. The final value for determining the performance of the reference index is the last value of the reference index on the same trading day on the Chicago Board Options Exchange. The initial value and the final value of the reference index will be translated from US$ to euro using the spot mid cashpaper range rate on the Frankfurt interbank market. Performance is the price change measured between the initial value and the final value, expressed as percentage points. In calculating the performance of the SAP AG ordinary share, the same adjustment rules for dividend payments, subscription rights, and other special rights are applied to the stock exchange prices used as are applied in determining the relevant reference index. The exercise price for one stock option is calculated by reference to the outperformance. The outperformance is the percentage points by which the performance of the SAP AG ordinary share exceeds the performance of the reference index, as follows: The exercise price is the final value as determined above, less the product of the initial value as determined above and the outperformance.
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
        As of March 14, 2007, we have repurchased 5,374 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the LTI 2000 Plan. The number of repurchased shares was adjusted to reflect the December 15, 2006 share issuance presented as a share split. See the preceding section, SAP Stock Option Plan 2002, for further discussions regarding shares we are authorized to repurchase to satisfy our obligations under the LTI 2000 Plan and the SAP SOP 2002.
Stock Appreciation Rights (STAR) Plans
        In March 2006 as well as in February 2005 and 2004, we granted approximately 14.1 million (2005: 19 million; 2004: 14.1 million) stock appreciation rights (“2006 STARs,” “2005 STARs,” and “2004 STARs” respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The plan does not involve the issue or grant of options or shares. See Note 29 to our consolidated financial statements in “Item 18. Financial Statements” for a more detailed discussion.
Incentive Plan 2010
        In March 2006, we granted 690 thousand stock appreciation rights to the Executive Board members under the Incentive Plan 2010. In addition, we granted approximately 660 thousand stock appreciation rights to certain top executives in January 2006. The plan provides for a maximum payout of approximately €100 million for the traunch granted to the Executive Board members and approximately another €100 million for the traunch granted to the top executives, provided that the market capitalization of SAP AG doubles by December 31, 2010. Therefore, the maximum payout for the stock appreciation rights which have been granted to date under this plan amounts to approximately €200 million in the aggregate. The plan does not involve the issue or grant of options or shares. See Note 29 to our consolidate financial statements in “Item 18. Financial Statements” for a more detailed discussion.
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

U.S. Employee Stock Purchase Plans
        During 2006 we maintained two plans which allow for our U.S. employees to acquire equity securities of SAP AG as follows: (i) an employee non-discount purchase plan (the “U.S. Non-discount Plan”); and (ii) the ADR Stock Fund (the “ADR Stock Fund”) available under the SAP America, Inc. 401(k) Plan (“401(k) Plan”). Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADRs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee’s eligible compensation. SAP does not make any contributions in connection with the U.S. Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. For 2006, U.S. employees could contribute up to 25% of their pretax and after tax payroll under the 401(k) Plan, and we would contribute 50% of the contributed amounts up to 6% of the pretax and after tax pay not to exceed $6,600 per year. Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant.
Other Foreign Stock Purchase Plans
        Although we maintain and are in the process of introducing various employee stock purchase plans similar to our German and U.S. plans in the majority of our remaining foreign subsidiaries, the combined impact of these plans on our results of operations, net income and cash flows is not material.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
        The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who our shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of American Depositary Shares (ADS). Each ADS currently represents one SAP ordinary share. On March 14, 2007, based upon information provided by the ADS depositary, the Deutsche Bank Trust Company Americas, there were 60,699,936 ADSs held of record by 1,608 registered holders. The ordinary shares underlying such ADSs represented 4.8% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.
        However, under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company admitted to official trading on a stock exchange within the European Union or the European Economic Area are obligated to notify the issuer of the securities of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the issuer’s outstanding voting rights.

        The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 14, 2007 of: (i) each person or group known by SAP AG to own beneficially 3% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. Apart from the shares transfer as set forth in the footnotes to this table, there was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

	Ordinary Shares
	Beneficially Owned

		% of
Principal Shareholders	Number	Outstanding

Dietmar Hopp Stiftung GmbH	109,869,200	8.668%
DH Besitzgesellschaft mbH & Co. KG	8,404,000	0.663%

Dietmar Hopp, collectively(1)	118,273,200	9.331%
Hasso Plattner GmbH & Co. Beteiligungs-KG(2)	113,718,960	8.972%
Hasso Plattner Förderstiftung GmbH	15,244,922	1.203%
Hasso Plattner (24,100 ADRs)	24,100	0.002%

Hasso Plattner, Chairperson Supervisory Board, collectively(3)	128,987,982	10.176%
Dr. h.c. Klaus Tschira Beteiligungs GmbH & Co. KG	63,330,640	4.996%
Klaus Tschira Stiftung gGmbH	64,144,048	5.060%
Gerda Tschira	440,000	0.035%
Klaus Tschira	1,560,000	0.123%

Klaus Tschira, Member Supervisory Board, collectively(4)	129,474,688	10.215%
Executive Board Members as a group (7 persons)	289,384	0.023%
Supervisory Board Members as a group (16 persons)	258,479,378	20.392%

Executive Board Members and Supervisory Board Members as a group (23 persons)	258,768,762	20.415%
Options and convertible bonds that are vested and exercisable within 60 days of March 14, 2007, held by Executive Board Members and Supervisory Board Members, collectively(5)	1,325,638	N/A

(1)	Dietmar Hopp exercises sole voting and dispositive power in Dietmar Hopp Stiftung GmbH and DH Besitzgesellschaft mbH & Co. KG.

(2)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG.

(3)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG and in Hasso Plattner Förderstiftung gGmbH.

(4)	Klaus Tschira exercises shared voting and dispositive power in Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(5)	Includes 845,963 stock options and 479,675 convertible bonds. Each of these stock options and convertible bonds entitles the holder, if exercised or converted, to four SAP AG ordinary shares.
        We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED-PARTY TRANSACTIONS
        See Note 32 in “Item 18. Financial Statements” for information on related-party transactions.
ITEM 8. FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
        See “Item 18. Financial Statements” and pages F-1 through F-70 and S-1.
OTHER FINANCIAL INFORMATION
Legal Proceedings
        We are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these matters will have a material adverse effect on our business, results of operations, financial position or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future would not have such a material adverse effect on our business, financial position, results of operations or cash flows.
        See a detailed discussion of our legal proceedings in Note 27 “Litigation and Claims” and Note 34 “Subsequent Event” to our consolidated financial statements in “Item 18. Financial Statements.”
Dividend Policy
        Dividends are jointly proposed by SAP AG’s Supervisory Board and Executive Board based on SAP AG’s year-end stand-alone financial statements, subject to approval at the Annual General Meeting of Shareholders, and are officially declared for the prior year at SAP AG’s Annual General Meeting of Shareholders. SAP AG’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Since ordinary shares are in bearer form, dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Meeting of Shareholders. One SAP ADS represents one SAP AG ordinary share. Record holders of the ADSs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars. The amount of dividends received by holders of ADSs may be affected by fluctuations in exchange rates. See “Item 3. Key Information — Exchange Rates.” The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors.
ITEM 9. THE OFFER AND LISTING
GENERAL
        Our ordinary shares are officially listed on the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. In addition, the ordinary shares are traded in the over-the-counter markets (Freiverkehr) in Germany. The principal trading market for the ordinary shares is Xetra, the electronic dealing platform of the Frankfurt Stock Exchange. The ordinary shares are issued only in bearer form.
        On December 15, 2006 the resolution of the May 9, 2006 Annual General Meeting of Shareholders to increase the Company’s subscribed capital from corporate funds (retained earnings and APIC) became effective. For each share they already hold, SAP AG shareholders received three additional shares after the close of stock exchange business on December 20, 2006. The Company’s stock exchange listing was amended accordingly with effect from December 21, 2006. The new shares resulting from the subscribed capital increase were automatically credited to shareholders’ custody accounts. For financial statement purposes, the issuance of the additional shares is presented as a share split. Accordingly, earnings per share information for years prior to 2006 presented throughout this annual report have been retrospectively adjusted to reflect the December 15, 2006 share issuance. Other prior year share information, for example shares authorized, issued and outstanding, have not been retrospectively adjusted to reflect the December 15, 2006 share issuance because Section 8 of the German Stock Corporation Act (AktG) requires that the Company’s shares maintain a per-share nominal value of at least €1, and the Company’s per-share nominal value of its issued and outstanding shares was already €1 before the December 15, 2006 share issuance.
        ADSs representing SAP AG ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “SAP” and currently each represents one ordinary share. The Depositary for the ADSs pursuant to the Deposit Agreement is Deutsche Bank Trust Company Americas.
        With the change in share capital in December 2006 the previous ratio between the ADSs and the underlying ordinary shares of 4:1, meaning that four SAP ADSs were the equivalent of one SAP AG ordinary share, changed to 1:1, meaning that one SAP ADS represents one SAP ordinary share. Holders of SAP ADSs did not receive additional ADSs as a result of the capital increase.

TRADING ON THE FRANKFURT STOCK EXCHANGE
        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Frankfurt Stock Exchange, as provided by Deutsche Börse AG, together with the closing highs and lows of the DAX.

	Price per
	Ordinary Share(1)		DAX(2)

	High	Low	High	Low

	(In €)
Annual Highs and Lows
2002	44.08	10.41	5,462.55	2,597.88
2003	33.50	16.91	3,965.16	2,202.96
2004	35.68	29.03	4,261.79	3,646.99
2005	38.95	28.63	5,458.58	4,178.10
2006	46.86	34.56	6,611.81	5,292.14
Quarterly Highs and Lows
2005
First Quarter	33.34	29.50	4,428.09	4,201.81
Second Quarter	36.00	28.63	4,627.48	4,178.10
Third Quarter	36.95	33.98	5,048.74	4,530.18
Fourth Quarter	38.95	35.01	5,458.58	4,806.05
2006
First Quarter	44.75	36.50	5,984.19	5,334.30
Second Quarter	46.86	38.49	6,140.72	5,292.14
Third Quarter	41.85	34.56	6,004.33	5,396.85
Fourth Quarter	41.40	38.38	6,611.81	5,992.22
Monthly Highs and Lows
2006
July	41.85	34.56	5,729.01	5,396.85
August	37.58	34.58	5,867.53	5,596.74
September	39.50	36.20	6,004.33	5,773.72
October	41.40	38.65	6,284.19	5,992.22
November	40.73	38.38	6,476.13	6,223.33
December	40.26	38.46	6,611.81	6,241.13
2007
January	42.27	35.41	6,789.11	6,566.56
February	36.33	34.81	7,027.59	6,715.44
March (through March 14, 2007)	36.13	33.77	6,716.52	6,447.70

(1)	Share prices for December 2006 and prior are retrospectively adjusted for the effect of the December 15, 2006 fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006 (see a section above with the heading “GENERAL” for more detail of the share increase).

(2)	The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends. Subsequent to June 18, 1999, the highs and lows of the DAX are disclosed on Xetra.

        On March 14, 2007, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €33.77, as provided by the Deutsche Börse AG.
TRADING ON THE NYSE
        The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the NYSE as reported on the NYSE Composite Tape.

	Price per ADS

	High	Low

	(In US$)
Annual Highs and Lows
2002	38.84	10.05
2003	41.80	18.46
2004	45.45	35.50
2005	46.43	36.96
2006	57.00	43.57
Quarterly Highs and Lows
2005
First Quarter	44.04	38.52
Second Quarter	43.42	36.96
Third Quarter	44.92	41.82
Fourth Quarter	46.43	42.08
2006
First Quarter	54.32	44.00
Second Quarter	57.00	48.58
Third Quarter	53.42	43.57
Fourth Quarter	53.12	49.04
Monthly Highs and Lows
2006
July	53.42	43.57
August	48.26	43.92
September	50.08	46.26
October	52.07	49.11
November	52.75	49.04
December	53.12	51.38
2007
January	55.71	46.20
February	47.63	45.16
March (through March 14, 2007)	47.52	45.00
        On March 14, 2007, the closing sales price per ADS on the NYSE was US$45.28, as reported on the NYSE Composite Tape.

ITEM 10. ADDITIONAL INFORMATION
ARTICLES OF INCORPORATION
Organization and Register
        SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) which since January 2006 has been maintained by court in Mannheim, Germany, under the entry number “HRB 350269.” SAP AG publishes its official notices in the Internet version of the Federal Gazette (www.ebundesanzeiger.de).
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
        In December 2001, as one of the first German listed companies to do so, SAP published its own corporate governance rules — “SAP’s Principles of Corporate Governance.” After the adoption of the GCGC in 2002, SAP adjusted its own principles according to new national and international corporate governance standards as far as they have been continuously applicable to SAP. The purpose of “SAP’s Principles of Corporate Governance,” which reflect the accepted standard of corporate governance for German stock corporations, is to provide a framework of responsible, value-oriented management and control policies for our company according to or where necessary complementing the applicable provisions of law. SAP’s Principles of Corporate Governance are available on our Web site (www.sap.com). On the same Web site, we make available a statement of how SAP’s corporate governance practices vary from those of U.S. corporations under New York Stock Exchange Listing Standards according to Section 303A.11 of the New York Stock Exchange Corporate Governance Rules.
        The Sarbanes-Oxley Act, enacted into law in the United States in July 2002, strengthens protection of shareholders by imposing new corporate governance and reporting requirements on publicly traded companies in the United States. As a publicly traded company listed on the New York Stock Exchange, we are in compliant with the applicable regulations of the Sarbanes-Oxley Act and the regulations of the Corporate Governance Rules of the New York Stock Exchange.
        SAP AG, as a German stock corporation, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by German law and by SAP’s Articles of Incorporation (Satzung) and may be briefly summarized as follows:
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
        The Supervisory Board, based on a recommendation by the Audit Committee, provides its proposal for the election of the independent public accountant to the Annual General Meeting of Shareholders. Prior to submitting this proposal and as requested by SAP’s Principles of Corporate Governance, the SAP Supervisory Board must obtain a statement from the proposed independent public accountant stating its independence. The Supervisory Board is also responsible for monitoring the auditor’s continued independence.
        The German Co-determination Act of 1976 (Mitbestimmungsgesetz) requires supervisory boards of corporations with more than 2,000 employees to be equally staffed by representatives of the shareholders and representatives of the employees. The minimum total number of Supervisory Board members, and thus the minimum number of shareholder representatives and employee representatives, is legally fixed and depends on the number of employees employed by the corporation and its German subsidiaries. Our Supervisory Board currently consists of sixteen members, of which eight members have been elected by SAP AG’s shareholders at the Annual General Meeting of Shareholders and eight members which have been elected by SAP’s employees employed by companies of SAP group having their registered office in Germany.
        Any Supervisory Board member elected by the shareholders at the Annual General Meeting of Shareholders may be removed by three-quarters of the votes cast at the Annual General Meeting of Shareholders. Any Supervisory Board member elected by the employees may be removed by three quarters of the votes cast by employees employed by companies of the SAP Group having their registered office in Germany.
        The Supervisory Board elects a chairperson and a deputy chairperson among its members by a majority of vote of its members. If such majority is not reached on the first vote, the chairperson will be chosen solely by the members elected by the shareholders and the deputy chairperson will be chosen solely by the members elected by the employees. Unless otherwise provided by law, the Supervisory Board acts by simple majority. In the case of any deadlock the chairperson has the deciding vote.
        The members of the Supervisory Board can not be elected for a longer term than approximately 5 years. The term expires at the close of the Annual General Meeting of Shareholders of the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. The Supervisory Board normally meets four times a year. The remuneration of the members of the Supervisory Board is determined by the Articles of Incorporation.
        As stipulated in SAP’s Principles of Corporate Governance the shareholder representatives of the Supervisory Board are independent. In order to be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept appointment in companies that are in competition with SAP. Members are subject to insider trading prohibition and the interested director dealing rules of the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP AG. Further, as the compensation of the Supervisory Board members is laid down in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation.
        The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust committees with the authority to make decisions. Currently the Supervisory Board maintains the following committees:
        The focus of the Audit Committee (Bilanzprüfungsausschuss) is the discussion and the monitoring of the independent auditor’s reports about SAP’s consolidated financial statements, SAP AG’s statutory financial statements, SAP’s Review of Group operations and SAP AG’s Review of operations, documents required under German law. The Audit Committee proposes appointment of the auditor and its compensation to the Supervisory Board, determines special audit areas, discusses critical accounting policies with and reviews audit issues identified by the auditor and monitors the auditor’s independence. SAP’s Internal Audit Department reports upon request or at the occurrence of certain audit findings, but in any case at least once a year, directly to the Audit Committee.
        The Audit Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.
        The Audit Committee is currently composed of 4 members: Erhard Schipporeit, Bernhard Koller, Stefan Schulz and Klaus Tschira. The Supervisory Board has determined Erhard Schipporeit to be a financial expert as defined in Section 407 of the Sarbanes-Oxley Act. See “Item 16A. Audit Committee Financial Expert” for details. He is also the chairperson of the Audit Committee.
        The General Committee (Präsidialausschuss) coordinates the Supervisory Board agenda, meetings and deals with corporate governance issues. Furthermore, it was assigned the authority to grant SAP SOP 2002 stock options to all recipients with the exception of Executive Board members.

        The Compensation Committee (Personalausschuss) is assigned the conclusion of employment contracts with and the determination of the remuneration of Executive Board members. It also grants SAP SOP 2002 stock options to Executive Board members.
        The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues. Furthermore, it regularly discusses venture capital investments and other equity investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits.
        Required by the German Co-determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the two-thirds majority required for appointing/revoking the appointment of Executive Board members is not attained. This committee has never held a meeting in SAP AG’s history.
        The Technology Committee (Technologieausschuss) monitors technology transactions and provides the Supervisory Board with in-depth technical advice.
        The duties, procedures and committees of the Supervisory Board are specified in bylaws and in SAP’s Principles of Corporate Governance. Major decisions of the Executive Board require Supervisory Board approval.
        According to the provisions of SAP’s Principles of Corporate Governance, the granting of loans to the members of the Executive Board or the Supervisory Board is not permitted. The Supervisory Board, according to SAP’s Principles of Corporate Governance, also can not approve such loans.
The Executive Board
        The Executive Board manages the Company’s business, is responsible for preparing its strategy and represents it in dealings with third parties. The Executive Board reports regularly to the Supervisory Board about SAP operations and business strategies and prepares special reports upon request. A person may not serve on the Executive Board and on the Supervisory Board at the same time.
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
        Pursuant to the Articles of Incorporation, the Executive Board must consist of at least 2 members. Currently, SAP AG’s Executive Board is composed of 7 members. Any 2 members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of 5 years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation.
        Under German law SAP AG’s Supervisory Board Members and Executive Board Members have a duty of loyalty and care to SAP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP AG shareholders and our employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless they acted pursuant to a lawful resolution of the Annual General Meeting of Shareholders.
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
The Annual General Meeting of Shareholders
        The Executive Board calls the Annual General Meeting of Shareholders. The Supervisory Board or the Executive Board may call an extraordinary meeting of the shareholders if the interests of the stock corporation so require. Additionally, shareholders of SAP AG holding in the aggregate at least 5% of SAP AG’s issued share capital may call an extraordinary meeting of the shareholders.
        At the Annual General Meeting of Shareholders, the shareholders are asked, among other things, to ratify the actions of the Executive Board and the Supervisory Board during the prior year, to approve the distribution of the corporation’s profits and to appoint an independent auditor as well as to ratify amendments of our Articles of Incorporation. Shareholder representatives to the Supervisory Board are elected at the Annual General Meeting of Shareholders for terms of approximately five years.
        The influence of the Annual General Meeting of Shareholders is limited by applicable law. The Annual General Meeting of Shareholders can only make management decisions if requested to do so by the Executive Board.
CHANGE IN CONTROL
        There are no provisions in the Articles of Incorporation of SAP AG that would have an effect of delaying, deferring or preventing a change in control of SAP AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.
        On January 1, 2002, the German Securities Purchase and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) became effective. It requires, among other things, that a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer, submit a draft offer statement to the Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power of the target company, it must make an offer for all remaining shares. The Securities Purchase and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.
        Effective as of July 14, 2006 the German Implementation Act for the European Takeover Directive amended the German Purchase and Takeover Act. Under the European Takeover Directive member states may choose whether EU restrictions on frustrating action apply to companies that are registered in their territory. Germany decided to opt out and to retain its current restrictions on a board taking frustrating action (as described above). As required by the Directive if a country decides to opt out the German Purchase and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). However, SAP AG did not make use of this option. Furthermore, the German Commercial Act was amended and companies listed in Germany are required to list in their Review of Group operations and Review of operations, inter alia, (i) all material contracts with a change of control clause and (ii) all compensation agreements with members of the Executive Board or employees for the case of a change of control.
CHANGE IN SHARE CAPITAL
        Under German law, the capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years, generally to preserve liquidity. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including employee stock option plans and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by 75% of the issued shares present at the Annual General Meeting of Shareholders at which the increase is proposed and require an amendment to the Articles of Incorporation.
        The share capital may be reduced by an amendment of the Articles of Incorporation approved by 75% of the issued shares present at the Annual General Meeting of Shareholders.
        The Articles of Incorporation do not contain conditions regarding changes in the share capital that are more stringent than are required by German law.
RIGHTS ACCOMPANYING OUR SHARES
        There are no limitations imposed by German law or the Articles of Incorporation of SAP AG on the right of non-residents or foreign holders to hold the ADSs or ordinary shares, to exercise voting rights or to receive dividends or other payments on such shares.
        According to the German stock corporation law, the rights of shareholders can not be amended without shareholders’ consent. The Articles of Incorporation do not provide more stringent conditions regarding changes of the rights of shareholders than are required by German law.
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
Dividend Rights
        See “Item 3. Key Information — Dividends” and “Item 8. Financial Information — Dividend Policy.”
Preemptive Rights
        Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by 75% of the issued shares present at the Annual General Meeting of Shareholders) or by the Executive Board authorized by such shareholders’ resolution and subject to the consent of the Supervisory Board.
Liquidation
        If SAP AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.
Disclosure of Share Holdings
        SAP AG’s Articles of Incorporation do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP AG to notify SAP AG and the Financial Supervisory Authority of the number or shares they hold if that number reaches, exceeds of falls below specified thresholds. These thresholds are 5%, 10%, 25%, 50% and 75% of the corporation’s outstanding voting rights. Effective as of January 20, 2007 the German Securities Trading Act has been amended and additional thresholds have been introduced for 3%, 15%, 20% and 30% of the corporation’s outstanding voting rights.
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
TAXATION
General
        The following discussion summarizes certain German tax and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs or ordinary shares. Although the following discussion does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of ADSs or ordinary shares, this discussion: (i) summarizes the material German tax consequences to a holder of ADSs or ordinary shares, and (ii) summarizes certain material U.S. federal income tax consequences to a U.S. Holder (as hereinafter defined) of ADSs or ordinary shares that is not resident (in the case of an individual) or domiciled (in the case of a legal entity), as the case may be, in Germany (in either case, referred to herein as “not resident” or as a “non-resident”) and does not have a permanent establishment or fixed base located in Germany through which such ADSs or ordinary shares are held.
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
        The following discussion is not a complete analysis or listing of all potential German tax consequences to holders of ADSs or ordinary shares and does not address all tax considerations that may be relevant to all categories of potential purchasers or owners of ADSs or ordinary shares. In particular, the following discussion does not address the tax consequences for: (i) a person that owns, directly or indirectly, 1% or more of SAP AG’s shares; (ii) a holding which forms a part of a German permanent establishment of a person not resident in Germany; (iii) a person that is resident in Germany and at the same time resident in another country; or (iv) a pension fund.
        OWNERS AND PROSPECTIVE PURCHASERS OF OUR ADSs OR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL GERMAN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION THEREOF.
        For purposes of applying German tax law and the double taxation conventions to which Germany is a party, a holder of ADSs will generally be treated as owning the ordinary shares represented thereby.
German Taxation of Dividends
        For income tax purposes the half-income system applies with regard to the taxation of dividends. Under this system only half of the distributed profits of a corporation will be included in the personal income tax base of an individual shareholder resident in Germany. It is not possible to credit the corporation tax paid by the company against the shareholder’s income tax. For corporation tax purposes, effectively, a portion of 95% of the dividends received by corporate shareholders domiciled in Germany will be tax-exempt in order to avoid double taxation. These rules have some exceptions, which especially apply to financial and certain insurance institutions.
        Based on these considerations the German taxation of dividends can be summarized as follows:
        Under German income tax law, German corporations are required to withhold tax on dividends in an amount equal to 20% of the gross amount paid to resident and non-resident shareholders. As the basis for deduction of the withholding tax is the gross amount, withholding tax will be deducted on the taxable and tax-exempt portion of the dividend received. A 5.5% solidarity surtax on the German withholding tax is currently levied on dividend distributions paid by a German corporation, such as SAP AG. The solidarity surtax equals 1.1% (5.5% of 20%) of the gross amount of a cash dividend. Certain persons resident in Germany (e.g., qualifying investment funds or tax-exempt organizations) may obtain a partial or full refund of such taxes.
        For an individual holder of ordinary shares that is resident in Germany, according to German income tax law, half of the dividends received (which are dependent on the euro/dollar exchange rate at the time of payment) are subject to German income tax. The same is true for ADSs because each of them represents one ordinary share. For such a holder, the taxable amount will be the sum of: (i) half of the cash payment by SAP AG and (ii) half of the taxes withheld. For a corporate holder of ADSs or ordinary shares that is domiciled in Germany, according to German income tax law, dividends in principle are exempt from corporation tax. However, a portion of 5% of the dividends received is treated as non deductible expenses. Therefore, effectively a portion of 95% of dividends received by a corporate holder of ADSs or ordinary shares that is resident in Germany is exempt and a portion of 5% of the dividends received is subject to corporation tax. These rules as regards the (partial) exemption for dividends from corporation tax have some exceptions, which especially apply to financial and certain insurance institutions.
        Subject to certain conditions, the tax withheld on the gross amount will be eligible for credit against the holder’s income tax or corporation tax liability. Exceeding amounts are refunded upon filing and assessment of the tax return. For holders subject to German trade tax, such tax is imposed, in general, only on the amount of the dividends received, which is subject to income tax or corporation tax. On the portion of the dividends received which is exempt from income tax or corporation tax, trade tax will become due if the holder of ADSs or ordinary shares does not own at least 10% of the shares in the distributing corporation at the beginning of the tax year.
Refund of German Tax to U.S. Holders
        A partial refund of the 20% withholding tax equal to 5% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder (as hereinafter defined) under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income, German Federal Law Gazette 1991 II page 355, also under the Protocol of 1 June 2006) (the “Treaty”). Thus, for each US$100 of gross dividends paid by SAP AG to a U.S. Holder, the dividends after partial refund of the 20% withholding tax and a refund of the solidarity surtax under the Treaty will be subject to a German withholding tax of US$15.
        To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Depositary) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundeszentralamt für Steuern, D-53221 Bonn,

Germany; http://www.bzst.bund.de. The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road NW, Washington, D.C. 20007.
        U.S. Holders must also submit to the German tax authorities a certification of their U.S. residency status (IRS Form 6166). This certification can be obtained from the Internal Revenue Service by filing a request for certification with the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530 or, by private delivery service to Citibank, Attention: IRS Lockbox Operations, 1617 Brett Road, New Castle, DE 19720-2425. Requests for certification of U.S. residency status are to be made by filing Form 8802 Application for United States Residency Certification.
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
        In order to claim a refund, the U.S. Holder should deliver an IRS Form 6166 certification to the Depositary along with the completed claim for refund form. In the case of ADSs held through a broker or other financial intermediary, the required documentation should be delivered to such broker or financial intermediary for forwarding to the Depositary. In all other cases, the U.S. Holders should deliver the required documentation directly to the Depositary. The Depositary will file the required documentation with the German tax authorities on behalf of the U.S. Holders.
        The German tax authorities will issue the refunds, which will be denominated in euro, in the name of the Depositary. The Depositary will convert the refunds into dollars and issue corresponding refund checks to the U.S. Holders or their brokers.
Refund of German Tax to Holders of ADSs or Ordinary Shares in Other Countries
        A holder of ADSs or ordinary shares resident in a country other than Germany or the United States that has entered into a double taxation convention with Germany may obtain a full or partial refund of German withholding taxes. Rates and procedures may vary according to the applicable treaty. For details, such holders are urged to consult their own tax advisors.
German Taxation of Capital Gains
        Half of a capital gain derived from the sale or other disposition by an individual holder resident in Germany of ADSs or ordinary shares is subject to income tax if the ADSs or ordinary shares are held as part of his or her trade or business or if the ADSs or ordinary shares held as part of his or her private assets are sold within a period of one year after acquisition.
        A capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares is, in principle, exempt from corporation tax. However, a portion of 5% of a capital gain derived is treated as non-deductible business expenses. Therefore, effectively a portion of 95% of a capital gain derived from the sale or other disposition by a corporate holder domiciled in Germany of ADSs or ordinary shares is exempt and a portion of 5% of a capital gain derived is subject to corporation tax. These rules as regards the (partial) exemption from corporation tax have some exceptions, which especially apply to financial and certain insurance institutions.
        Special rules apply for individual and corporate holders resident in Germany if the shares have been received in the course of a tax-exempt reorganization.

        For holders subject to German trade tax, such tax is imposed in general only on the portion of the capital gain, which is subject to income tax or corporation tax.
        A holder (as defined above) resident or domiciled in a country other than Germany is not subject to German income or corporation tax on the capital gain derived from the sale or other disposition of ADSs or ordinary shares.
Upcoming German Tax Reform for Dividend and Capital Gains Taxation
        According to the coalition agreement reached between the political parties of the German federal government a general lump-sum taxation for dividends and capital gains of the sale of privately held shares shall be introduced. Although the government has decided upon a draft of the law, the details of such proposed change are yet to be finalized. In particular, it is expected that the respective regulations dealing with the general lump-sum taxation will not be effective before January 1, 2009.
Other German Taxes
        There are no German net worth, transfer, stamp or similar taxes on the holding, purchase or sale of ADSs or ordinary shares.
German Estate and Gift Taxes
        A transfer of ADSs or ordinary shares by gift or by reason of death of a holder will be subject to German gift or inheritance tax, respectively, if one of the following persons is resident in Germany: the donor or transferor or his or her heir, or the donee or other beneficiary. If one of the aforementioned persons is resident in Germany and another is resident in a country having a treaty with Germany, regarding gift or inheritance taxes, different rules may apply. If none of the aforementioned persons is resident in Germany, the transfer is not subject to German gift or inheritance tax. For persons giving up German residence, special rules apply during the first five years, and under specific circumstances, during the first ten years, after the end of the year in which the person left Germany. In general, in the case of a U.S. Holder, a transfer of ADSs or ordinary shares by gift or by reason of death that would otherwise be subject to German gift or inheritance tax, respectively, will not be subject to such German tax by reason of the U.S.-German estate tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 II page 847, amended by the Protocol of September 15, 2000, German Federal Law Gazette 2000 II, page 1170 and as published on December 21, 2000, German Federal Law Gazette 2001 II, page 65) (the “Estate Tax Treaty”) unless the donor or transferor, or the heir, donee or other beneficiary, is domiciled in Germany for purposes of the Estate Tax Treaty at the time of the making of the gift or at the time of the donor’s or transferor’s death.
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
        The discussion below is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treaty and regulations, rulings and judicial decisions thereunder at the date of this Annual Report on Form 20-F. Any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. The discussion below is based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.
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
Distributions
        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions made by SAP AG with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP AG as computed for U.S. federal income tax purposes. As discussed above, a U.S. Holder may obtain a refund of German withholding tax to the extent that the German withholding tax exceeds 15% of the amount of the associated distribution. For example, if SAP AG distributes a cash dividend equal to US$100 to a U.S. Holder, the distribution currently will be subject to German withholding tax of US$20 plus US$1.10 surtax, and the U.S. Holder will receive US$78.90. If the U.S. Holder obtains the Treaty refund, he will receive an additional US$6.10 from the German tax authorities. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of US$100, which will be deemed to have been subject to German withholding tax of US$15 (15% of US$100) resulting in the net receipt of US$85. Distributions, if any, in excess of SAP AG’s current and accumulated earnings and profits will constitute a non-taxable return of capital to a U.S. Holder and will be applied against and reduce the U.S. Holder’s tax basis in his or her ordinary shares. To the extent that such distributions exceed the tax basis of the U.S. Holder in his or her ordinary shares, the excess generally will be treated as capital gain.
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
Foreign Tax Credit
        In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, the 15% German tax that is treated as having been withheld from dividends paid to a U.S. Holder will be eligible for credit against the U.S. Holder’s federal income tax liability. Thus, in the numerical example set out above, a U.S. Holder who receives a cash distribution of US$85 from SAP AG (US$100 of the initial distribution net of US$20 of German withholding tax and US$1.10 of surtax plus the Treaty refund of US$6.10) will be treated as having been subject to German withholding tax in the amount of US$15 (15% of US$100) and will be able to claim the U.S. foreign tax credit, subject to applicable foreign tax credit limitations, in the amount of US$15.
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
        Consequences of PFIC Status. If SAP AG is treated as a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, then, subject to the discussion of the qualified electing fund (“QEF”) and “mark-to-market” rules below, such U.S. Holder generally will be subject to a special and adverse tax regime with respect to any gain realized on the disposition of the ordinary shares and with respect to certain “excess distributions” made to it by SAP AG. The adverse tax consequences include taxation of such gain or excess distribution at ordinary income rates and payment of an interest charge on tax, which is deemed to have been deferred with respect to such gain or excess distributions. Under the PFIC rules, excess distributions include dividends or other distributions received with respect to the ordinary shares, if the aggregate amount of such distributions in any taxable year exceeds 125% of the average amount of distributions from SAP AG made during a specified base period.
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
DOCUMENTS ON DISPLAY
        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580,

Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our Web site: www.sap.com.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
        To ensure the adequacy and effectiveness of our foreign exchange hedge positions, and to monitor the risks and opportunities of our non-hedge portfolios, we continually monitor our foreign forward and option positions. In addition, we monitor our interest rate exposure, if any, both on a stand-alone basis and in conjunction with our underlying foreign currency risk, from an economic and an accounting perspective. However, there can be no assurance that the programs described below with respect to the management of currency exchange and interest rate risk will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either the foreign exchange rates or interest rates. In addition, we have entered into in the past, and may enter into in the future, derivative instruments to hedge all or a portion of the anticipated cash flows in connection with our stock appreciation rights plan (STAR Plan) in the event cash payments to participants are required as a result of an increase in the market price of the ordinary shares. There can be no assurance that the benefits achieved from hedging our STAR Plans exceed the related costs.
FOREIGN CURRENCY RISK
        Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. In certain countries, subsidiaries submit royalties to SAP AG in US$. Because these royalties are denominated in the local currencies of the various subsidiaries or U.S. dollars, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign currency exchange risks. In addition, the delay between the date when the subsidiary records revenue and the date when the subsidiary remits payment to SAP AG also exposes us to foreign exchange risk. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure.”
        We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the non-EMU countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada and Australia. We use foreign exchange derivatives that generally have maturities of twelve months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
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

        The table below provides information about the derivative financial instruments we had as of December 31, 2006 that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the respective weighted average contractual foreign currency exchange rates. The fair values do not reflect any foreign exchange gains or losses on the underlying intercompany receivables and payables. In addition, the table below does not include foreign currency risks associated with third-party receivables and payables denominated in currencies other than the functional currency of the reporting subsidiary. See Note 28 to our consolidated financial statements included in “Item 18. Financial Statements” for further information on our foreign exchange derivative instruments.

	Contract Notional
	Amounts Expected	Fair Value	Weighted Average
	Maturity Date	December 31,	Contractual
Foreign Currency Risk	2007	2006(1)	Exchange Rate

	€(000)	€(000)
Derivatives used to manage firm commitments
Foreign Currency Forward Contracts
(Receive Local Currency, Sell euro)
Japanese Yen	188,872	(8,094)	148.2487
British Pounds	87,091	265	0.6775
U.S. dollars	58,626	(17)	1.3185
Australian dollars	52,151	1,234	1.7257
Czech Korunas	28,059	521	27.8699
Mexican Pesos	24,335	(432)	14.0950
Danish krone	11,398	(5)	7.4573
New Zealand dollars	10,164	350	1.9677
Singapore dollars	7,809	(22)	2.0105
Hong Kong dollars	7,616	(98)	10.1109
South African Rand	3,572	7	9.7011
Swedish krona	2,511	37	9.1600
Swiss Francs	2,314	(8)	1.5993
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	884,618	11,473	1.3097
British Pounds	34,177	14	0.6730
Japanese Yen	30,254	318	154.8555
Canadian dollars	20,340	60	1.5241
Swiss Francs	10,569	37	1.5990
Australian dollars	9,489	(53)	1.6861
Singapore dollars	9,166	(53)	2.0260
Czech Korunas	820	(2)	27.4300
South African Rand	472	(17)	10.0333
Derivatives used to manage anticipated Cash Flows
Foreign Currency Forward Contracts
(Receive euro, Sell Local Currency)
U.S. dollars	239,971	6,211	1.2939
British Pounds	124,385	(2,124)	0.6890
Japanese Yen	68,820	4,744	143.1262
Swiss Francs	67,290	1,641	1.5530
Canadian dollars	59,415	3,757	1.4323
Australian dollars	40,620	(450)	1.7134

(1)	Amounts included on SAP’s consolidated balance sheet.

INTEREST RATE RISK
        In order to maintain a liquid portfolio, we invest cash primarily in bank time deposits, notes and bonds, and fixed and variable rate marketable debt securities. We have entered into in the past, and may enter into in the future, interest rate swaps to better manage the interest income on our marketable securities and to partially mitigate the impact of interest rate fluctuations on these investments. No interest rate swaps were outstanding as of December 31, 2006.
        The table below presents principal (or notional) amounts (in thousands of euro unless otherwise indicated), respective fair values at December 31, 2006 and related weighted-average interest rates by year of maturity for our investment portfolio.

	Expected Maturity Date
	€(000), unless otherwise indicated							Fair Value
								December 31,
Marketable debt securities	2007	2008	2009	2010	2011	Thereafter	Total	2006

Fixed rate	341,374	433,648	—	—	—	—	775,022	699,412
Average interest rate	4.16%	4.58%	—	—	—	—
Variable rate	303	15,913	—	54	—	158	16,428	16,511

Total investments	341,677	449,561	—	54	—	158	791,450	715,923

        Moreover, we held €19,028 thousand in liquid investments with original maturities exceeding three months. Since the remaining maturities of these investments are below 12 months we do not face considerable interest rate risk from these investments. Furthermore, we held €154,822 thousand in auction rate securities, and €33,721 thousand in variable rate demand notes. Due to the structure of those financial instruments, the remaining commitment is never above one month. Hence, we do not face significant interest rate risk from these investments. Finally, we held an amount of €11,898 thousand in fund securities from which we do not face material interest rate risk.
        We have lines of credit available that allow us to borrow money in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding at December 31, 2006, and related weighted-average interest rates of the bank loans outstanding under lines of credit and overdrafts. Because the majority of the maturities is short term and the amounts borrowed are rolled over as necessary at current market rates of interest at such time, fair values of bank loans and overdrafts approximate carrying values.

Bank loans and overdrafts	2006

Fixed rate bank loans (€000)	17,966
Average interest rate of fixed rate bank loans	8.08%
Overdrafts (€000)	8,204

Total bank loans and overdrafts (€000)	26,170

EQUITY PRICE RISK
        We are exposed to equity price risks on the marketable portion of our equity securities. Our available-for-sale securities include investments in the high-technology industry, which historically have experienced high volatility. We typically do not attempt to reduce or eliminate market exposure on these securities.
        We hold such equity securities purchased through our venture operations and strategic global partnering programs. The purpose of venture investments is to provide funding to companies that, in the opinion of our management, have promising technologies. The venture funding represents an equity investment, and/or loans, and does not represent a commitment of further business development initiatives by us. Investments made in conjunction with strategic global partnering differ from those of the venture operations since such investments are made in software and service partners who are expected to complement our existing or future product and/or service offerings. Frequently, we and our partners may also enter into development or sublicense agreements to further align our strategies and the partner’s.
        In many instances, we invest in privately held companies. Such investments are recorded at cost and therefore do not expose us to equity price risk as long as they are privately owned, although such investments are subject to evaluation for impairment.
        From the sale of marketable equity securities in 2006 we recognized in financial income €0.2 million net gains. In 2005 we had no net gains or losses resulting from the sale of marketable equity securities. In 2006, we recorded approximately €0.7 million of losses from equity method investments and impairment charges of €1.2 million for other equity securities due to an other-than-temporary decline in fair value. In 2005, we recorded approximately €0.6 million of gains from equity method investments and impairment charges of €4 million for other equity securities due to an other-than-temporary decline in fair value. There can be no assurance that changes in market conditions, the performance of companies in which we hold investments or other factors will not negatively impact our ability to recognize gains from the sale of marketable equity securities on conditions similar to those existing in 2006, or will not result in the loss of amounts invested.
STAR Hedge
        To a certain extent we hedge anticipated cash flow exposures associated with unrecognized non-vested stock appreciation rights (STARs) through the purchase of derivative instruments from independent financial institutions. We are therefore further exposed to equity price risks on SAP shares, which underlie those derivative instruments. See Notes 28 and 29 to our consolidated financial statements in “Item 18. Financial Statements” for more information regarding STAR plan and hedging activities, including the detail of the derivative instruments we held as of December 31, 2006 as a hedge.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
        Not Applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
        None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
        None.
ITEM 15. CONTROLS AND PROCEDURES
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
        Disclosure controls and procedures means controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (including SAP’s chief executive officer (“CEO”) and chief financial officer (“CFO”)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO, Henning Kagermann, and CFO, Werner Brandt, the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2006. The evaluation was performed by SAP’s Global Internal Audit Services function as well as dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2006, SAP’s disclosure controls and procedures were effective.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
        The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.
        SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”
        Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.
        KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm has issued its attestation report on management’s assessment of the effectiveness of SAP’s internal control over financial reporting, which is included below under the heading “Attestation Report of the Independent Registered Public Accounting Firm.”
CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING
        There has been no change in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board of SAP AG:
        We have audited management’s assessment, included in the accompanying Managements Annual Report on Internal Control Over Financial Reporting, that SAP AG maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
        In our opinion, management’s assessment that SAP AG maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SAP AG and subsidiaries (“SAP”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and the financial statement schedule II — Valuation and Qualifying Accounts and Reserves, and our report dated April 2, 2007 expressed an unqualified opinion on those consolidated financial statements and related financial statement schedule.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Mannheim, Germany
April 2, 2007
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
        Our Supervisory Board determined that Erhard Schipporeit is an “audit committee financial expert,” meeting the requirements of Item 16A. He is “independent,” as such term is defined in Rule 10A-3 under the Exchange Act.
ITEM 16B. CODE OF ETHICS
        In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments) and the members of SAP’s Executive Board (including our CEO and CFO). We believe that our Code of Business Conduct constitutes a “code of ethics” as defined by the SEC. The Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty and prevention of bribery. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company somewhat difficult. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets — as far as local legal requirements permit — at least these minimum standards, but may also include additional or more stringent rules of conduct.
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
        We have made our Code of Business Conduct and our Principles of Corporate Governance publicly available by posting the full text of both documents on our Web site under www.sap.com/corpgovernance (section “Statutes”). The published Code of Business Conduct is the code of our parent company, SAP AG. It is identical to the master code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND ALL OTHER FEES
        Please refer to Note 33 to our consolidated financial statements in “Item 18. Financial Statements” for information on fees paid to our independent registered public accounting firm, KPMG, for audit services and other professional services.
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
        Our Chief Accounting Officer reviews all individual requests to engage our independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the determination of the category the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has not been reached or (iii) forwarded to the Audit Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has been exceeded.
        Our Audit Committee’s pre-approval policies also include detailed information requirements to ensure the Audit Committee is kept aware of all engagements involving our independent auditors that were not individually pre-approved by the Audit Committee itself.
        All services performed by our independent auditors in the last two fiscal years had been authorized pursuant to our pre-approval policies.

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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
        The following table sets out information concerning purchases of our ordinary shares under our supported Employee Discount Stock Purchase programs, Long-Term Incentive Plan 2000, Stock Option Plan 2002 and other share buy-back activities. The numbers of shares and the share prices in the table reflect the effect of the fourfold increase in the number of shares resulting from the capital increase effective December 15, 2006 pursuant to German law. See “Item 9. The Offer and Listing — General” for more detail of the share increase.

		(b)	(c)	(d)
	(a)	Average Price	Total Number of Shares	Maximum Number of
	Total Number	Paid per	Purchased as Part of	Shares that May Yet
	of Shares	Share	Publicly Announced	Be Purchased Under
Period	Purchased	(in €)	Plans or Programs	the Plans or Programs

January 1/1/06 — 1/31/06	2,399,340	39.34	2,399,340	97,551,141
February 2/1/06 — 2/28/06	5,757,308	42.34	5,757,308	92,961,307
March 3/1/06 — 3/31/06	2,065,500	43.26	2,065,500	93,331,722
April 4/1/06 — 4/30/06	911,396	44.12	911,396	92,451,722
May 5/1/06 — 5/31/06	7,066,180	41.52	7,066,180	85,568,330
June 6/1/06 — 6/30/06	4,627,416	39.95	4,627,416	81,495,246
July 7/1/06 — 7/31/06	600,000	36.80	600,000	80,948,454
August 8/1/06 — 8/31/06	40	36.84	40	81,142,054
September 9/1/06 — 9/30/06	0	—	0	81,352,915
October 10/1/06 — 10/31/06	3,175,200	39.39	3,175,200	78,363,460
November 11/1/06 — 11/30/06	1,216,800	38.83	1,216,800	77,360,297
December 12/1/06 — 12/31/06	229,624	39.01	229,624	77,503,049

Total	28,048,804	40.97	28,048,804

        Purchases between January 1, 2006 and May 9, 2006 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on May 12, 2005, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2006, up to 120 million shares of SAP.
        Purchases between May 10, 2006 and December 31, 2006 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on May 9, 2006, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2007, up to 120 million shares of SAP. The authorization from May 9, 2006 replaced the authorization from May 12, 2005.
        Both authorizations were subject to the provision that the shares to be purchased, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP’s capital stock.
        All purchases were made in market transactions effected on the Frankfurt Stock Exchange via the electronic trading system Xetra.
        We did not purchase our ADSs during 2006.

PART III
ITEM 17. FINANCIAL STATEMENTS
        Not applicable.
ITEM 18. FINANCIAL STATEMENTS
        Reference is made to pages F-1 through F-70, and to page S-1, incorporated herein by reference.
        The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the years ended 2006, 2005 and 2004.

•	Consolidated Balance Sheets as of December 31, 2006 and 2005.

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the years ended December 31, 2006, 2005 and 2004.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

•	Notes to Consolidated Financial Statements.
        Schedule for the years ended December 31, 2006, 2005 and 2004:

•	Schedule II — Valuation and Qualifying Accounts and Reserves.
ITEM 19. EXHIBITS
        The following documents are filed as exhibits to this Annual Report on Form 20-F:

1	Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).(1)
2.1	Form of global share certificate for ordinary shares (English translation).(1)
2.2	Form of American Depositary Receipt.(2)
4.1	Form of Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts, dated as of December 3, 2004.(3)
4.2	Amendment No. 1 dated as of December 20, 2006 to Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depository, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(2)
8	Subsidiaries, Equity Method Investments, and Other Investments of SAP AG.
12.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to the Annual Report on Form 20-F of SAP AG filed on March 22, 2006.

(2)	Incorporated by reference to Post Effective Amendment No 1 to Form F-6 filed on December 20, 2006.

(3)	Incorporated by reference to the Current Report on Form 6-K of SAP AG, filed on December 13, 2004.

SIGNATURES
        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAP AG
(Registrant)

By: /s/ HENNING KAGERMANN

Name: Prof. Dr. Henning Kagermann
Title: Chief Executive Officer
Dated April 2, 2007

By: /s/ WERNER BRANDT

Name: Dr. Werner Brandt
Title: Chief Financial Officer
Dated April 2, 2007

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board of SAP AG:
        We have audited the accompanying consolidated balance sheets of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule II — Valuation and Qualifying Accounts and Reserves. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
        As described in Notes 3 and 21a to the consolidated financial statements, SAP adopted Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006. As described in Notes 3 and 29 to the consolidated financial statements, effective January 1, 2006, SAP adopted the fair value method of accounting for stock-based compensation as required by SFAS No. 123(R), Share-Based Payment. As described in Note 3 to the consolidated financial statements, SAP changed its method for determining certain investments to be classified as current assets in 2006.
        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SAP’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft
Mannheim, Germany
April 2, 2007

SAP AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,

	Note	2006(1)		2006	2005	2004

		US$(000)		€(000)	€(000)	€(000)
Software revenue			4,053,183	3,071,291	2,782,751	2,361,012
Maintenance revenue			4,662,872	3,533,282	3,175,642	2,823,189

Software and maintenance revenue			8,716,055	6,604,573	5,958,393	5,184,201
Consulting revenue			3,088,452	2,340,268	2,138,941	1,970,606
Training revenue			505,221	382,830	342,466	302,443

Service revenue			3,593,673	2,723,098	2,481,407	2,273,049
Other revenue			98,254	74,452	72,629	57,243

Total revenue	(5)		12,407,982	9,402,123	8,512,429	7,514,493

Cost of software and maintenance			(1,451,625)	(1,099,966)	(993,227)	(916,278)
Cost of service			(2,742,351)	(2,078,011)	(1,924,614)	(1,783,453)
Research and development			(1,761,555)	(1,334,815)	(1,088,632)	(908,056)
Sales and marketing	(6)		(2,527,807)	(1,915,441)	(1,746,221)	(1,523,662)
General and administration			(613,616)	(464,966)	(435,185)	(366,425)
Other operating income, net	(7)		74,523	56,470	6,182	1,762

Total operating expenses			(9,022,431)	(6,836,729)	(6,181,697)	(5,496,112)

Operating income			3,385,551	2,565,394	2,330,732	2,018,381

Other non-operating income/expense, net	(9)		(16,236)	(12,303)	(25,161)	13,274
Financial income, net	(10)		160,618	121,708	10,785	40,987

Income before income taxes and minority interest			3,529,933	2,674,799	2,316,356	2,072,642

Income taxes	(11)		(1,057,887)	(801,612)	(817,053)	(757,269)
Minority interest			(2,389)	(1,810)	(2,896)	(4,852)

Net income			2,469,657	1,871,377	1,496,407	1,310,521

Earnings per share — basic	(12)	US$	2.02	€1.53	€1.21	€1.05
Earnings per share — diluted	(12)	US$	2.01	€1.52	€1.20	€1.05

(1)	The 2006 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3197 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2006.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31,

	Note	2006(1)	2006	2005

		US$(000)	€(000)	€(000)
Assets
Cash and cash equivalents	(13)	3,165,605	2,398,731	2,064,074
Short-term investments	(13)	1,228,575	930,950	1,782,318
Accounts receivables, net	(14)	3,220,316	2,440,188	2,249,482
Inventories	(15)	5,248	3,977	19,377
Other assets	(16)	484,768	367,332	211,565
Deferred income taxes	(11)	141,888	107,515	129,336
Prepaid expenses/deferred charges	(17)	99,487	75,386	63,708

Current assets		8,345,887	6,324,079	6,519,860
Goodwill	(18)	1,303,317	987,586	626,546
Intangible assets, net	(18)	346,529	262,582	139,697
Property, plant, and equipment, net	(19)	1,591,816	1,206,195	1,094,965
Investments	(13)	125,346	94,981	62,614
Accounts receivable, net	(14)	3,530	2,675	1,545
Other assets	(16)	703,781	533,289	472,562
Deferred income taxes	(11)	90,385	68,489	98,238
Prepaid expenses/deferred charges	(17)	30,171	22,862	23,877

Noncurrent assets		4,194,875	3,178,659	2,520,044

Total assets		12,540,762	9,502,738	9,039,904

	Note	2006(1)	2006	2005

		US$(000)	€(000)	€(000)
Liabilities, Minority interests and Shareholders’ equity
Accounts payable	(20)	805,061	610,033	546,447
Income taxes payable		343,949	260,627	365,319
Other liabilities	(20)	1,713,323	1,298,267	1,280,271
Provisions current	(21)	215,429	163,241	159,642
Deferred income taxes	(11)	47,430	35,940	44,326
Deferred income	(22)	534,680	405,153	346,966

Current liabilities		3,659,872	2,773,261	2,742,971
Accounts payable	(20)	45,326	34,346	40,359
Accrued income taxes		88,487	67,051	41,320
Other liabilities	(20)	96,149	72,857	56,310
Provisions noncurrent	(21)	446,664	338,459	284,611
Deferred income taxes	(11)	21,672	16,422	27,020
Deferred income	(22)	72,626	55,032	57,460

Total liabilities		4,430,796	3,357,428	3,250,051

Minority interests		12,478	9,455	7,615
Common stock, no par value		1,672,769	1,267,537	316,458
Authorized — Not issued or outstanding: 495 million shares at December 31, 2006 and 135 million shares at December 31, 2005
Authorized — Issued and outstanding: 1,268 million shares at December 31, 2006 and 316 million shares at December 31, 2005
Treasury stock		(2,298,667)	(1,741,810)	(775,318)
Additional paid-in capital		465,382	352,642	372,767
Retained earnings		8,703,169	6,594,809	5,986,186
Accumulated other comprehensive loss		(445,165)	(337,323)	(117,855)

Shareholders’ equity	(23)	8,097,488	6,135,855	5,782,238

Total liabilities, Minority interests and Shareholders’ equity		12,540,762	9,502,738	9,039,904

(1)	The 2006 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3197 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2006.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
for the years ended December 31,

	Number of		Additional
	shares issued	Common	paid-in	Retained
	and outstanding	stock	capital	earnings

	(000)	€(000)	€(000)	€(000)
December 31, 2003	315,414	315,414	296,555	3,761,086
Net income				1,310,521
Other comprehensive income/loss, net of tax

Total comprehensive income/loss

Stock-based compensation			186
Dividends				(248,716)
Treasury stock transactions			8,881
Convertible bonds and stock options exercised	590	590	21,389
Other			(4,351)	7,265

December 31, 2004	316,004	316,004	322,660	4,830,156

Net income				1,496,407
Other comprehensive income/loss, net of tax

Total comprehensive income/loss

Stock-based compensation			(36,356)
Dividends				(340,425)
Treasury stock transactions			48,136
Convertible bonds and stock options exercised	454	454	42,294
Other			(3,967)	48

December 31, 2005	316,458	316,458	372,767	5,986,186

Net income				1,871,377
Other comprehensive income/loss, net of tax

Total comprehensive income/loss

Stock-based compensation			17,611
Dividends				(447,219)
Treasury stock transactions			44,434
Convertible bonds and stock options exercised	426	426	48,940
Issuance of common stock	950,653	950,653	(134,768)	(815,885)
Other			3,658	350
Impact of first-time adoption of SFAS 158

December 31, 2006	1,267,537	1,267,537	352,642	6,594,809

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Accumulated other comprehensive income/loss

			Unrealized		Currency effects
Foreign	Unrealized		gains/losses		from intercompany
currency	gains/losses		on cash	Unrealized	long-term
translation	on marketable	Unrecognized	flow	gains/losses on	investment	Treasury
adjustment	securities	pension cost	hedges	STAR hedges	transactions	stock	Total

€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
(251,673)	15,979	(3,722)	13,441	23,996	0	(461,631)	3,709,445
							1,310,521
(70,723)	(7,678)	(7,019)	(131)	(15,398)	(2,473)		(103,422)

							1,207,099

							186
							(248,716)
						(107,535)	(98,654)
							21,979
							2,914

(322,396)	8,301	(10,741)	13,310	8,598	(2,473)	(569,166)	4,594,253

							1,496,407
120,136	2,867	766	(22,273)	42,814	43,236		187,546

							1,683,953

							(36,356)
							(340,425)
						(206,152)	(158,016)
							42,748
							(3,919)

(202,260)	11,168	(9,975)	(8,963)	51,412	40,763	(775,318)	5,782,238

							1,871,377
(148,568)	(6,692)		19,546	(47,966)	(26,022)		(209,702)

							1,661,675

							17,611
							(447,219)
						(966,492)	(922,058)
							49,366
							0
							4,008
		(9,766)					(9,766)

(350,828)	4,476	(19,741)	10,583	3,446	14,741	(1,741,810)	6,135,855

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

	Note	2006(1)	2006	2005	2004

		US$(000)	€(000)	€(000)	€(000)
Net income		2,469,656	1,871,377	1,496,407	1,310,521
Minority interests		2,389	1,810	2,896	4,852

Income before minority interests		2,472,045	1,873,187	1,499,303	1,315,373

Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization		282,736	214,243	203,545	209,669
Loss (income) from equity investees	(10)	887	672	(610)	342
Gains/losses on disposal of property, plant, and equipment		(2,790)	(2,114)	(4,726)	549
Gains on disposal of investments		(393)	(298)	(1,075)	(14,034)
Writeups/downs of financial assets		505	383	13,519	17,800
Impacts of STAR hedging		(104,892)	(79,482)	7,399	(7,428)
Stock-based compensation including income tax benefits		107,957	81,804	50,096	18,828
Excess tax benefit from stock-based compensation		(3,786)	(2,869)	0	0
Change in accounts receivables		(356,620)	(270,228)	(321,926)	(158,385)
Change in accrued and other liabilities		175,065	132,655	165,474	433,545
Deferred income taxes		(2,803)	(2,124)	(16,064)	19,205
Change in other assets		(288,876)	(218,895)	(63,869)	(9,958)
Change in deferred income		158,207	119,881	76,834	19,821

Net cash provided by operating activities	(24)	2,437,242	1,846,815	1,607,900	1,845,327

Acquisition of minority interests in subsidiaries		0	0	(59,964)	(168,103)
Business combinations, net of cash and cash equivalents acquired		(665,508)	(504,287)	(176,849)	(19,181)
Purchase of intangible assets and property, plant, and equipment		(483,980)	(366,735)	(261,762)	(192,682)
Proceeds from disposal of intangible assets and property, plant, and equipment		38,277	29,004	17,243	21,381
Purchase of investments		(2,712,399)	(2,055,315)	(4,484,582)	(3,540,598)
Sales of investments		3,649,398	2,765,324	4,386,854	3,155,661
Purchase of other financial assets		(22,391)	(16,967)	(17,104)	(30,759)
Sales of other financial assets		19,999	15,154	12,709	25,959

Net cash used in investing activities		(176,604)	(133,822)	(583,455)	(748,322)

Dividends paid		(590,195)	(447,219)	(340,425)	(248,716)
Purchase of treasury stock		(1,516,579)	(1,149,185)	(454,357)	(175,018)
Proceeds from reissuance of treasury stock		217,889	165,105	205,695	55,856
Proceeds from issuance of common stock (stock-based compensation)		65,148	49,366	42,748	15,395
Excess tax benefit from stock-based compensation		3,786	2,869	0	0
Repayment of bonds		(678)	(514)	(350)	(2,806)
Proceeds from convertible bonds		0	0	0	6,754
Proceeds from short-term and long-term debt		57,751	43,761	338,558	107,807
Repayments of short-term and long-term debt		(57,019)	(43,206)	(339,171)	(104,389)
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)		75,719	57,376	39,278	0
Purchase of equity-based derivative instruments (STAR hedge)		(70,282)	(53,256)	(46,864)	(43,041)

Net cash used in financing activities		(1,814,460)	(1,374,903)	(554,888)	(388,158)

Effect of foreign exchange rates on cash and cash equivalents		(4,531)	(3,433)	88,724	(41,791)
Net increase in cash and cash equivalents		441,647	334,657	558,281	667,056
Cash and cash equivalents at the beginning of the period		2,723,958	2,064,074	1,505,793	838,737

Cash and cash equivalents at the end of the period	(13)	3,165,605	2,398,731	2,064,074	1,505,793

(1)	The 2006 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3197 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 29, 2006.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 2006
A. BASIS OF PRESENTATION
(1) GENERAL
        The accompanying Consolidated Financial Statements of SAP AG, together with its subsidiaries (collectively, “we”, “SAP”, or the “Company”), have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
        We are an international corporation with headquarters in Walldorf, Germany. We develop, market and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support and other services (including consulting and training) related to our software offering (see Note 30 for more information).
        We began presenting a classified balance sheet in 2006 and revised the prior year consolidated balance sheet to conform to this presentation. Current assets are those that we expect to realize in cash, sell, or consume within one year from the balance sheet date. Current liabilities are those that we expect to discharge by using current assets or creating other current liabilities within the same time frame. In prior years our balance sheet format was based on liquidity and maturity dates regardless of when the asset or liability was expected to be realized or discharged. We made corresponding changes to the presentation of the consolidated statements of cash flows and various notes to the consolidated financial statements to conform to the new balance sheet format. Accordingly, the information presented in these Consolidated Financial Statements may not correspond to what was originally presented in our prior year Consolidated Financial Statements.
        In addition to the changes made to establish the classified balance sheet structure, SAP reclassified certain prior period amounts to conform to the current period presentation.
        Amounts included in the Consolidated Financial Statements are reported in thousands of euros (“€(000)”) unless otherwise stated.
        We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company’s control. We derive a substantial portion of our revenue from software licenses and services sold to customers in Germany, the United States, the United Kingdom, and Japan (see Note 30). Our future revenue and income may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of our business is conducted in currencies other than the euro. We continually monitor our exposure to foreign currency exchange risk and have a company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Brazilian real could significantly impact our reported financial position and income.
(2) SCOPE OF CONSOLIDATION
        The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant inter-company transactions and balances relating to consolidated entities have been eliminated.

        The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements:
Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total

December 31, 2005	17	86	103
Additions	5	14	19
Disposals	(1)	(6)	(7)

December 31, 2006	21	94	115

        The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2006 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to nine newly founded companies and to 10 legal entities added in connection with acquisitions. The disposals are due to mergers of consolidated legal entities.
        In 2006 five companies in which we do not have a controlling financial interest but have the ability to exercise significant influence over the operating and financial policies (“equity method investments”), are accounted for using the equity method (2005: three companies).
(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
        The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers participate, changes to which could negatively impact our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from original estimates.
        Our financial position, income, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company’s future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, decline in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.
Foreign Currencies
        The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Other comprehensive income/loss in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.
        Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

        Operating cash flows are translated into euros using average exchange rates during the respective periods whereas investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash of fluctuations in exchange rates are shown in a separate line in the consolidated statements of cash flows.
        The exchange rates of key currencies affecting the Company are as follows:
Exchange Rates

		Closing rate at
		December 31		Annual average exchange rate

		2006	2005	2006	2005	2004
		to €1	to €1	to €1	to €1	to €1

U.S. dollar	USD	1.3170	1.1797	1.2611	1.2360	1.2490
Pound sterling	GBP	0.6715	0.6853	0.6800	0.6827	0.6795
Japanese yen	JPY	156.93	138.90	147.02	137.08	134.73
Swiss franc	CHF	1.6069	1.5551	1.5757	1.5478	1.5421
Canadian dollar	CAD	1.5281	1.3725	1.4296	1.4908	1.6163
Brazilian real	BRL	2.8202	2.7691	2.7313	2.9240	3.6361
Revenue Recognition
        We derive our revenues from the sale or the license of the Company’s software products and the sale of maintenance, consulting, development, training, and other services. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, development, training, or other services in conjunction with the software license.
        We recognize revenue pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended. Revenue is recognized using the residual method when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, maintenance, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price we established if it is probable that the price will not change before the element is sold separately. We defer revenue for the undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met.
        Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:
        1. Persuasive evidence of an arrangement exists
        2. Delivery has occurred
        3. The fee is fixed or determinable, and
        4. Collectibility is probable.
        If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. Substantially all of our software license agreements do not include any acceptance provisions. If an arrangement allows for customer acceptance of the software, we defer revenue until the earlier of customer acceptance or when the acceptance rights lapse.
        We usually sell or license software on a perpetual basis. Occasionally we license software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenues for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.
        If an arrangement provides the customer with the right to receive unspecified additional software products in the future, the entire arrangement is accounted for as a subscription. Revenue from the arrangement is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.
        We recognize revenue from resellers upon evidence of sell-through to the end customer. If we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to honor such contingent rights, we have a history of doing so and therefore defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.
        In multiple-element arrangements involving software and consulting, training, or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.
        Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, we stop recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses and subscriptions, we allocate a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.
        We recognize consulting, training, and other service revenues as the respective services are performed. Consulting revenues are recognized on a time-and-materials basis or using the proportional performance method. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s software products and do not typically involve significant production, modification, or customization of our software.
        Revenues for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and therefore are deemed essential to the software, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example maintenance and hosting) such elements are accounted for separately provided that the elements have stand-alone value and that company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the unit delivering the services.
        We enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based upon the percentage of completion method. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer.
        The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method or proportional performance method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP’s progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.
        Hosting services are recognized ratably over the term of hosting contract. Revenues from hosting services are classified as Service revenue and were not material in any of the periods presented.
        We account for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.
Research and Development
        All research and development costs are expensed as incurred. We have determined that technological feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technological feasibility is established have not been material.
Advertising Costs
        Advertising costs are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of such benefit is reasonably estimable.
Rental Expense
        We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.
        Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease.
Earnings per Share
        Basic earnings per share is determined by dividing consolidated net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities and other contracts to issue common shares were exercised or converted.
Goodwill and Other Intangible Assets
        We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.
        Purchased intangible assets with estimable useful lives are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life of two to 12 years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of our intangible assets, with the exception of goodwill, have estimable useful lives and are therefore subject to amortization.
        We expense immediately the fair value of acquired identifiable in-process research and development (“in-process R&D”), which represents acquired research and development efforts that have not reached technological feasibility and that have no alternative future use.
        We do not amortize goodwill but test it for impairment at least annually or when events occur or changes in circumstances indicate the fair value of a reporting unit is less than its carrying value. In 2006 we changed the testing date for the annual goodwill impairment test to better align internal forecasts with cash flow estimates. At no point did more than 12 months lapse between goodwill impairment tests. This change had no financial statement impact.
Property, Plant, and Equipment
        Property, plant, and equipment is valued at acquisition cost plus the fair value of related asset retirement costs, if any, and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives. Interest capitalized has not been material in any period presented.
        Property, plant, and equipment is generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Land is not depreciated.

Useful lives of property,
plant, and equipment

Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years
        Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first placed into operation.
Impairment of Long-Lived Assets
        We review for impairment long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value.

        We report long-lived assets meeting the criteria to be considered as held-for-sale at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company did not recognize any impairment charges on long-lived assets.
Cash and Cash Equivalents
        Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturities of three months or less.
Investments
        Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. This represents a change in policy from the previous financial year when investments with maturities beyond one year were classified as long term regardless of their highly liquid nature. The new policy more accurately reflects the investment of cash that is available for current operations. The prior period presentation has been retrospectively adjusted to reflect this new classification policy. As a result of a retrospective application of this policy we reclassified investments with remaining maturities exceeding one year in the amount of €416 million. Therefore prior year current assets increased by €416 million (6.6%).
        Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on our intent with respect to holding such investments. If it is readily determinable, marketable securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of Other comprehensive income within shareholders’ equity. We do not classify marketable debt or equity securities as trading.
        Investments in privately held companies over which we do not have the ability to exercise significant influence are accounted for at cost. An impairment charge is recognized in earnings in the line item Financial income, net in the period a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.
        Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees’ net income or losses and for amortization of any step-up in the value of the acquired assets over the investees’ book value. The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill (“investor level goodwill”) which is not amortized. We recognize an impairment loss on our equity method investments when a decline in realizable value below carrying value is deemed to be other-than-temporary.
        All marketable debt and equity securities, cost method investments, and equity method investments, are evaluated for impairment at least annually or earlier if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge and a new cost basis is established.

        Dividend and interest income are recognized when earned.
Accounts Receivable
        Accounts receivable are recorded at invoiced amounts less an allowance for doubtful accounts. Included in Accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step-approach: After giving consideration to the financial solvency of specific customers, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. As accounts receivable do not bear interest we discount receivables with a term exceeding one year to their present value using local market interest rates.
        After a comprehensive review of our historical accounts receivables loss experience, in 2006 we revised our estimates of the allowance for doubtful accounts to better reflect the recoverability of the receivables within our portfolio. The effect of this change in estimate on operating income, net income, and earnings per share is disclosed in Note 7.
Financial and Other Assets
        Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review. The same applies if we become aware of any change in the debtor’s financial condition that indicates a delay or shortfall in payments may result. If it is probable that we will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on our best estimate of the amount that will be recoverable.
        Investments in insurance policies held for employee-financed pension plan and prepaid pensions are recorded at actuarially determined values including premiums paid and guaranteed interest. All Other assets are recorded at historical cost which approximates fair value either due to their short-term nature or due to the application of interest.
Inventories
        We record inventories at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.
Prepaid Expenses and Deferred Charges
        Prepaid expenses and deferred charges are primarily comprised of prepayments of software royalties, operating leases, and maintenance contracts which will be charged to expense in the future periods as such costs are incurred.
Income Taxes
        Income taxes are accounted for under the asset and liability method. We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on operating loss carryforwards.

        Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
        We reduce deferred income tax assets by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.
        Interest on income taxes and penalties on income taxes are classified as income tax expenses.
Commitments and Contingencies
        Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. We regularly adjust liabilities for loss contingencies as further information develops or circumstances change.
        Our software contracts usually contain general warranty provisions guaranteeing that the software will perform according to SAP’s stated specifications for six to 12 months. At the time of the sale or license of our software covered by such warranty provisions, we record an accrual for warranty costs based on historical experience.
Pension Benefit Liabilities
        We measure our pension-benefit liabilities based on actuarial computations using the projected-unit-credit method in accordance with SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) and SFAS 87, Employers’ Accounting for Pensions (“SFAS 87”). The assumptions used to calculate pension liabilities and costs are shown in Note 21. SFAS 158 requires the recognition of an asset or liability for the overfunded or underfunded status of all defined benefit plans. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in our Consolidated Income Statement. Amortization of an unrecognized net gain or loss is included as a component of our net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. If unrecognized net gains or losses do not exceed 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets these unrecognized net gains and losses are recognized as a separate component of Other comprehensive income (OCI) net of tax.
        We also record a liability for amounts payable under the provisions of our various defined contribution plans.
Deferred Income
        Deferred income consists mainly of prepayments made by our customers for maintenance and deferred software license revenues. Deferred software license revenues will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral. Recognition of deferred revenue is possible when basic applicable revenue recognition criteria have been met. The current portion of deferred income is expected to be recognized within the next 12 months.

Stock-Based Compensation
        Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”) using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.
        Prior to January 1, 2006, we accounted for stock-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”) and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.
Net Income

	2005	2004

	€(000)	€(000)
As reported	1,496,407	1,310,521
Add: Expense for stock-based compensation, net of tax according to APB 25	31,130	23,445
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	138,468	181,323

Adjusted	1,389,069	1,152,643

Earnings per Share

	2005	2004

	€	€
Basic — as reported	1.21	1.05
Diluted — as reported	1.20	1.05
Basic — adjusted	1.12	0.93
Diluted — adjusted	1.12	0.92
        The effect of the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability classified awards (STAR 2003, STAR 2004, STAR 2005) from intrinsic value to fair value was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005. See Note 29 for detailed information about our stock-based compensation plans.
Derivative Financial Instruments
        We use forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 28, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

        We account for derivatives and hedging activities in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of Other comprehensive income. We reclassify the portion of gains or losses on derivatives from Other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, or in the period the derivative contract is terminated, if earlier. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, we exclude differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.
Treasury Stock
        Treasury shares are recorded at acquisition cost and are included as a separate component of Shareholders’ equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to the Additional paid-in capital on an after-tax basis.
Comprehensive Income/ Loss
        Comprehensive income is comprised of Net income and Other comprehensive income/loss.
        Other comprehensive income/loss includes foreign currency translation adjustments, unrecognized pension cost, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains and losses resulting from STAR hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.
New Accounting Standards Not Yet Adopted
        In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement 109 (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods. Further, the disclosure provisions of FIN 48 call for more information about the uncertainty in income tax assets and liabilities. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 must be reported as an adjustment to the opening balance of retained earnings, presented separately, for the fiscal year in which the adoption is made. We will adopt FIN 48 for fiscal year 2007. Based on the analysis done so far, we do not expect FIN 48 to have a material impact on our consolidated financial statements.
        In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which provides a single definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with a few exceptions in a limited form of retrospective application. We will be required to adopt SFAS 157 in fiscal year 2008. We are currently in the process of determining the impact the adoption of SFAS 157 will have on our consolidated financial statements and disclosures. Based on the analysis done so far, we do not expect SFAS 157 to have a material impact on our Consolidated Financial Statements.
        In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115 (“SFAS 159”) which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of SFAS 159:

•	Recognized financial assets and financial liabilities unless a special exception applies

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments

•	Non-financial insurance contracts

•	Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument
        SFAS 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. We do not expect a material impact from the adoption of SFAS 159 due to the fact that the balance sheet items eligible for the fair value measurement option are not of significance to us.
(4) ACQUISITIONS
        In 2006, we acquired the outstanding shares of three unrelated companies and the net assets of two other unrelated companies. The income of these acquired businesses have been included with our results since the respective acquisition dates. These transactions were immaterial individually and in the aggregate to SAP. The acquired businesses developed and sold software. The aggregate purchase price of these acquisitions was paid in cash and amounted to €492 million net of cash received and was allocated as follows: €133 million as identifiable intangible assets with estimated useful lives ranging from two to 11 years, €1.5 million as in-process research and development which was expensed at the respective acquisition date since the respective acquired technologies had no alternative future use and €36 million as liabilities net of tangible assets acquired. The remaining €393 million was allocated as goodwill, of which €1.3 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2006 was assigned to our Product, Consulting, and Training segments in the amounts of €337 million, €39 million, and €17 million, respectively. The aggregate purchase price related to our 2006 acquisitions may increase by approximately €4.5 million if certain earn-out considerations and milestones are subsequently achieved by the acquired companies.
        Without acquiring the respective businesses as defined by SFAS 141, Business Combinations (“SFAS 141”), SAP also acquired software/intellectual property in 2006 from third parties totaling €2.5 million.
        Additionally we paid €12 million for achieved milestones and earn-out considerations for business combinations of prior years that were capitalized as goodwill.

        In connection with the 2006 transactions discussed above, we assigned the following amounts to identifiable intangible assets:
Identifiable intangible assets

		Estimated useful
	€ million	lives (years)

Customer contracts	17.1	2 - 11
Intellectual property	118.3	5 - 10
In-process research and development	1.5	expensed at the acquisition date

Identifiable intangible assets acquired	136.9

        During the year ended December 31, 2005, we completed certain acquisitions, which were immaterial individually and in the aggregate. These acquisitions were accounted for using the purchase method and are included in our Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2005 was €236.8 million (including purchases of SAP Systems Integration AG (SAP SI) shares described below), of which €92.8 million was assigned to identifiable intangible assets with estimated useful lives ranging from two to 12 years, €0.3 million as in-process research and development which was expensed at the acquisition date since the acquired technologies had no alternative future use, €14.5 million to minority interests and €(14.1) million as liabilities net of assets. The remaining €143.3 million was recorded as goodwill. The goodwill recognized in 2005 was assigned to the Product, Consulting, and Training segments in the amounts of €84.2 million, €12.9 million, and €2.0 million, respectively.
        In 2005, SAP acquired 4.9% of outstanding shares in its subsidiary SAP SI. The acquisition of shares of SAP SI was accounted for as a purchase business combination. The aggregate purchase price for the SAP SI shares acquired in 2005 was €60.0 million (2004: €168.1 million) which was paid in cash. SAP allocated €44.2 million of the aggregate purchase price to goodwill of the Consulting segment, €14.5 million to minority interests and €1.3 million to identifiable intangible assets. The recorded goodwill is not tax deductible.
        SAP entities currently hold 96.5% of SAP SI. At the beginning of February 2006 SAP AG as the main shareholder of SAP SI announced that the cash compensation in return for transferring the shares of the remaining SAP SI shareholders (minority shareholders) to SAP AG as the main shareholder in accordance with German Stock Corporation Act, section 327a, paragraph 1 (squeeze-out) should be €38.83 per share. In order to implement this announcement the Annual General Meeting of Shareholders of SAP SI approved the squeeze-out. Some minority shareholders have appealed against the validity of the decisions taken at SAP SI’s Annual General Meeting of Shareholders. As long as the squeeze-out is not approved by court we cannot execute the squeeze-out and acquire the remaining outstanding SAP SI shares.
B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME
(5) REVENUE
        Software revenue represents fees earned from the sale or license of software to customers. Maintenance revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, SAP does not distinguish within software and maintenance revenue or within cost of software and maintenance the amounts attributed to technical support services and unspecified software upgrades, updates and enhancements.

        Service revenue consists of revenues from consulting and training. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s software products. Training revenue comprises educational services on the use of the Company’s software products and related topics for customers and partners.
        Other revenue primarily relates to income derived from marketing events.
        Revenue information by segment and geographic region is disclosed in Note 30.
(6) SALES AND MARKETING
        Sales and marketing expense includes advertising costs, which amounted to €174 million, €185 million, and €170 million in 2006, 2005, and 2004 respectively.
(7) OTHER OPERATING INCOME/ EXPENSE, NET
        Other operating income/expense for the years ended December 31 is as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Bad debt expense	0	(3,409)	(1,791)
Restructuring costs — severance obligations	(302)	(899)	(5,796)
Restructuring costs — unused lease space	(274)	(832)	(1,210)
Expenses to obtain rental income	0	0	(1,517)
Miscellaneous other operating expenses	(38)	(2,783)	(2,834)

Other operating expense	(614)	(7,923)	(13,148)
Bad debt income	43,004	0	0
Rental income	5,222	6,811	7,135
Receipt of insurance proceeds	1,751	1,618	4,318
Miscellaneous other operating income	7,107	5,676	3,457

Other operating income	57,084	14,105	14,910

	56,470	6,182	1,762

        Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of software and maintenance or cost of service sold. The amount of these provisions for specific customer risks charged to the respective functional cost category of software and maintenance or cost of service approximated €2.6 million, €9 million, and €0 million during 2006, 2005, and 2004, respectively.
        In 2006 we revised our estimate to the allowance for doubtful accounts as described in Note 3. The income from the reduction of bad debt allowance of €43 million is primarily a result of this change in estimate. The change in estimate increased our 2006 Operating income by €45.4 million (1.8%), Net income by €28.1 million (1.5%), and basic and diluted earnings per share €0.02 (1.5%).
        See Note 21b for more detailed information about costs incurred in connection with exit activities.
(8) FUNCTIONAL COSTS AND OTHER EXPENSES
        We receive conditional promises of €36.7 million for software-related research and development (€25.2 million), recruitment and training of personnel (€1.9 million) and tax payments (€9.6 million). Conditional promises are credited to the respective expense line item.

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
Cost of Services and Materials
        Cost of purchased services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Raw materials and supplies, purchased goods	31,599	30,030	27,124
Purchased services	879,064	827,831	722,727

	910,663	857,861	749,851

Personnel Expenses/ Number of Employees
        Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Salaries	3,290,044	2,882,828	2,513,791
Social security costs	417,001	379,240	350,052
Pension expense	126,037	109,479	104,175

	3,833,082	3,371,547	2,968,018

        Included in personnel expenses for the years ended December 31, 2006, 2005, and 2004, are expenses associated with the stock-based compensation plans as described in Note 29.
        The average number of employees in full-time equivalents was as follows:

	2006	2005	2004

Employees in full-time equivalents	38,053	34,550	31,224
        Certain employees who are employed by SAP but who are not currently operational or who work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.

(9) OTHER NON-OPERATING INCOME/ EXPENSE, NET
        Other non-operating income/expense for the years ended December 31 is as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Foreign currency losses	(254,971)	(116,628)	(140,881)
Losses on disposal of fixed assets	(5,139)	(2,915)	(6,696)
Other	(14,715)	(16,406)	(8,830)

Other non-operating expenses	(274,825)	(135,949)	(156,407)

Foreign currency gains	250,668	77,987	152,831
Gains on disposal of fixed assets	7,253	7,641	6,147
Other	4,601	25,160	10,703

Other non-operating income	262,522	110,788	169,681

	(12,303)	(25,161)	13,274

(10) FINANCIAL INCOME, NET
        Financial income, net for the years ended December 31 is as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Interest and similar income	124,026	93,778	63,880
Interest and similar expenses	(4,218)	(3,859)	(8,122)

Interest income, net	119,808	89,919	55,758

Gain/loss from investments, net	(578)	855	1,842
— thereof from equity method investments	(672)	610	(342)
Income from marketable securities and loans of financial assets	157,303	64,791	2,865
Impairment on minority equity investments	(1,186)	(4,026)	(5,074)
Other write-downs of financial assets	(3,391)	(12,559)	(15,329)
Gains on sales of equity securities	298	1,075	14,034
Unrealized gains/losses on STAR hedge	7,330	(66,166)	(14,558)
Other financial income/expense	(157,876)	(63,104)	1,449

Other financial loss from investments, net	2,478	(79,989)	(16,613)

	121,708	10,785	40,987

        We derive interest income primarily from Cash and cash equivalents, Short- and Long-term investments, and Other assets. In the table left, Income from marketable securities and loans of financial assets and Other financial income/expense both include €156 million in 2006 (€62.6 million in 2005, €0 million in 2004) resulting from collateral held to secure capital investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. We decide on a case by case basis whether to require collateral for its financial investments.
        See Notes 13 and 29 regarding writedowns of financial assets and unrealized losses on STAR hedge respectively.

(11) INCOME TAXES
        Income tax expense for the years ended December 31 is comprised of the following components:

	2006	2005	2004

	€(000)	€(000)	€(000)
Current taxes — Germany	426,328	514,836	470,473
Current taxes — Foreign	377,408	318,281	267,591

	803,736	833,117	738,064
Deferred taxes — Germany	(357)	15,317	22,120
Deferred taxes — Foreign	(1,767)	(31,381)	(2,915)

	(2,124)	(16,064)	19,205

Income tax expense	801,612	817,053	757,269

        In 2006, 2005 and 2004, the German government enacted several new tax laws which had a minor effect on corporations. These new tax laws did not include any significant changes of relevance to us and overall had no material effect on any period presented.
        Income before income tax and minority interests consists of the following:

	2006	2005	2004

	€(000)	€(000)	€(000)
Germany	1,519,182	1,454,675	1,352,200
Foreign	1,155,617	861,681	720,442

	2,674,799	2,316,356	2,072,642

        The effective income tax rate for the years ended December 31, 2006, 2005, and 2004, was 30.0%, 35.3%, and 36.5%, respectively. The following table reconciles the expected income tax expense computed by applying the Company’s combined German corporate tax rate of 35.66% (2005: 36.32%; 2004: 36.20%) to the actual income tax expense. The Company’s 2006 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.85%, (2005: 21.62%; 2004: 21.66%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 12.61% (2005: 13.51%; 2004: 13.35%).

	2006	2005	2004

	€(000)	€(000)	€(000)
Income before income taxes	2,674,799	2,316,356	2,072,642
Expected income taxes 35.66% in 2006 (36.32% in 2005, 36.20% in 2004)	953,833	841,300	750,296
Foreign tax rate differential	(25,708)	(5,717)	(7,800)
Tax effect on non-deductible expenses	17,644	12,776	12,631
Prior year taxes	(80,069)	(5,787)	11,422
Tax effect on equity investments and securities	(71,540)	(34,626)	(7,795)
Other	7,452	9,107	(1,485)

Actual income tax expense	801,612	817,053	757,269

        Deferred income tax assets and liabilities as of December 31, 2006 and 2005, are summarized (referring to the underlying items) as follows:

	2006	2005

	€(000)	€(000)
Deferred tax assets
Intangibles	15,216	12,276
Property, plant, and equipment	8,027	7,785
Financial assets	23,762	30,131
Accounts receivable	11,614	27,982
Net operating loss carryforwards	8,574	9,427
Pension provisions	45,121	39,739
Stock-based compensation	34,004	27,858
Other provisions	121,697	135,145
Deferred income	33,246	38,789
Other	4,021	4,015

	305,282	333,147

Less: Valuation allowance	(9,502)	(6,927)

Deferred tax assets	295,780	326,220

Deferred tax liabilities
Intangibles	37,578	22,164
Property, plant, and equipment	23,720	13,600
Financial assets	22,579	34,620
Accounts receivable	34,529	36,411
Pension provisions	17,411	13,034
Stock-based compensation	7,384	198
Other provisions	5,115	8,626
Deferred income	4,844	7,415
Other	18,978	33,924

Deferred tax liabilities	172,138	169,992

Net deferred tax assets	123,642	156,228

        In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.
        At December 31, 2006, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €47,717 thousand (2005: €52,694 thousand), which may be used to offset future taxable income. Of this amount €17,851 thousand predominantly relates to state net operating loss carryforwards in the United States, of which €13,318 thousand expire during the years 2022 through 2026, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 15 years. Further €6,002 thousand relates to other net operating loss carryforwards that will expire if not used within one to seven years. Thereof €1,749 thousand will expire within one to two years and €4,253 thousand will expire within three to seven years. The remaining €23,864 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.
        Deferred tax assets as of December 31, 2006, and 2005, have been reduced by a valuation allowance of €9,502 thousand and €6,927 thousand and, respectively, to a net amount that we believe is more likely than not to be realized.
        SAP recognized deferred income tax liabilities of €8,587 thousand (2005: €3,935 thousand) for income taxes on future dividend distributions from foreign subsidiaries, which is based on €297,000 thousand (2005: €217,000 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized a deferred income tax liability on approximately €2,938 million (2005: €2,371 million) for undistributed earnings of its foreign subsidiaries that arose in 2006 and prior years because the Company plans to permanently reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.
        Total income taxes including the items charged or credited directly to related components of stockholder’s equity for the years ended December 31, 2006, 2005, and 2004 consist of the following:

	2006	2005	2004

	€(000)	€(000)	€(000)
Income tax from continuing operations	801,612	817,053	757,269
Stockholders’ equity for items in additional paid in capital related to stock-based compensation	(10,822)	(23,035)	(15,752)
Stockholders’ equity for items in Other comprehensive income/loss	(16,522)	7,792	(11,262)

	774,268	801,810	730,255

        See Note 23 for the income tax impact of the components of Accumulated other comprehensive income.
(12) EARNINGS PER SHARE
        Convertible bonds and stock options granted to employees under our stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. Convertible bonds and stock options to acquire 23.6 million, 25.2 million, and 37.6 million SAP common shares that were issued in connection with the LTI 2000 Plan or SAP SOP 2002 were not included in the computation of diluted earnings per share for 2006, 2005, and 2004, respectively, because the options’ underlying exercise prices were higher than the average market prices of SAP common shares in these periods. The number of outstanding stock options and convertible bonds is presented in Note 29.

	2006	2005	2004

	(in thousands, except per share data)
Net income	€1,871,377	€1,496,407	€1,310,521
Weighted average shares — basic	1,226,263	1,239,264	1,243,209
Stock options/ Convertible bonds	5,387	4,078	5,414

Weighted average shares — diluted	1,231,650	1,243,342	1,248,623

Earnings per share — basic	€1.53	€1.21	€1.05

Earnings per share — diluted	€1.52	€1.20	€1.05

        All amounts shown above do reflect the issuance of bonus shares at a 1-to-3 ratio under the capital increase described in Note 23. Prior period amounts have been adjusted accordingly.

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS
(13) CASH AND CASH EQUIVALENTS AND INVESTMENTS
        Cash and cash equivalents and Investments as of December 31 consist of the following:

					Equity and other
	Cash and cash equivalents		Short-term investments		investments

	2006	2005	2006	2005	2006	2005

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Cash	477,820	455,523
Money market funds/ Fund securities	203,788	381,909		335	11,898	11,914
Time deposits	1,598,522	1,226,642	19,028	910,851
Commercial paper	118,601
Auction rate securities			154,822
Variable rate demand notes			33,721	238,648
Other debt securities available-for-sale			715,677	625,162	246	5,275
Marketable equity securities available-for-sale			4,537	6,594	9,901	16,486
Equity securities at cost			3,165	728	54,579	27,532
Equity method securities					18,357	1,407

	2,398,731	2,064,074	930,950	1,782,318	94,981	62,614

        The estimated year-end fair values of auction rate securities, variable rate demand notes and other debt securities (excluding debt-based funds), by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	2006	2005

	€(000)	€(000)
Due within 1 year	456,304	204,041
Due 1 year through 2 years	447,916	421,121
Due after 2 years	246	243,923

Total of auction rate securities, variable rate demand notes and debt securities	904,466	869,085

        Proceeds from sales of available-for-sale securities in 2006 were €199 million (2005 €0; 2004 €67.7 million). Gross gains realized from sales of available-for-sale securities in 2006 were €0.2 million (2005 €0; 2004 €13.7 million). Gross losses realized from sales of available-for-sale securities in 2006 were €1.8 million (2005 €0; 2004 €0).

Equity and Debt Securities
        Amounts pertaining to Marketable equity securities and debt securities as of December 31 are as follows:

			Marketable securities in loss position

	Marketable securities		for less than		for more than
	not in loss position		12 months		12 months		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	gains	value	losses	value	losses	value	losses

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
2006
Marketable equity securities (available-for-sale)	11,440	5,939	2,998	391			2,998	391
Marketable debt securities (available-for-sale)	226,415	720	451,819	1,145	226,232	1,084	678,051	2,229
Investment fund securities			11,898	78			11,898	78
2005
Marketable equity securities (available-for-sale)	23,080	13,787
Marketable debt securities (available-for-sale)	412,959	2	456,126	3,643			456,126	3,643
Investment fund securities	2,329	19	9,920	79			9,920	79
        For the year ended December 31, 2006, we recorded other-than-temporary impairment charges related to Marketable securities of €0 million (2005: €0.3 million; 2004: €0 million).
        The carrying value of all equity securities at cost was €54.6 million and €27.5 million as of December 31, 2006, and 2005, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily obtainable. During 2006, 2005, and 2004, the Company recorded €1.2 million, €3.7 million, and €5.1 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost. The Marketable debt securities as of December 31, 2006, consist of high-quality (investment grade) bonds. The impairments of Marketable debt securities in 2006 resulted from changes in market interest rates and not from changes in the credit-worthiness of the underlying debtor. We determine these impairments to be temporary given the short duration of the respective declines in value and the Company’s intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.
(14) ACCOUNTS RECEIVABLE, NET
        Accounts receivable, net include costs and estimated earnings in excess of billings on uncompleted contracts of €145,442 thousand and €144,567 thousand as of December 31, 2006, and 2005, respectively.
        Amounts presented in the Consolidated Balance Sheets are net of allowances for bad debts of €24,897 thousand and €72,889 thousand as of December 31, 2006, and 2005, respectively and of sales allowances of €37,361 thousand and €35,763 thousand as of December 31, 2006 and 2005, respectively. See Notes 3 and 7 regarding the change in estimate of our allowance for doubtful accounts. Because the gross amount of all accounts receivable with a term exceeding 12 months have not been material, we have not discounted long-term receivables to their present values since the effect of doing so would not be material.

        Accounts receivable, net based on due dates as of December 31 are as follows:

	2006	2005

	€(000)	€(000)
Current	2,440,188	2,249,482
Noncurrent	2,675	1,545

	2,442,863	2,251,027

        Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of Total revenues or Accounts receivable, net in 2006, 2005, or 2004.
        We do not sell portfolios of receivables to third parties or use receivables as collateral for borrowings.
(15) INVENTORIES
        Inventories primarily consist of costs for office supplies and documentation.
(16) OTHER ASSETS

	2006			2005

	Current	Noncurrent	Total	Current	Noncurrent	Total

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Investments in insurance policies held for employee-financed pension plans, and semiretirement	0	278,061	278,061	0	210,966	210,966
Income tax receivables	160,543	12,268	172,811	72,025	4,430	76,455
Fair value of STAR hedge and other derivatives	117,102	87,332	204,434	57,490	117,766	175,256
Other receivables	41,319	40,724	82,043	35,227	30,437	65,664
Loans to employees	8,337	42,169	50,506	5,773	42,215	47,988
Prepaid pensions	0	45,663	45,663	0	38,595	38,595
Rent deposits	0	26,388	26,388	0	27,364	27,364
Loans to third parties	538	341	879	488	438	926
Miscellaneous other assets	39,493	343	39,836	40,562	351	40,913

Total other financial assets and other assets	367,332	533,289	900,621	211,565	472,562	684,127

        Detailed information about our derivative financial instruments is presented in Note 28. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 21 (a). The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in employee-related obligations (see Note 21 (b)).
        Loans granted to employees primarily consist of interest-free or below-market-rate building loans and amount to a gross value of €61.8 million in 2006 and €59 million in 2005. The effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was €11.3 million in 2006 and €11.0 million in 2005. Amortization of employee loan discounts amounted to €3.1 million in 2006 and €2.6 million in 2005, respectively. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options.
        Included in Miscellaneous other assets are primarily interest receivables, tax claims, short-term loans, and other items for which the individually recognized amounts are not material.

(17) PREPAID EXPENSES AND DEFERRED CHARGES
        Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts. As of December 31, 2006, €23 million of the total prepaid expenses mature after more than one year (2005: €24 million).
(18) GOODWILL/ INTANGIBLE ASSETS

	Licenses, trademarks,
	similar rights, and
	other intangibles	Goodwill	Total

	€(000)	€(000)	€(000)
Purchase cost
1/1/2006	379,745	726,640	1,106,385
Exchange rate differences	(17,037)	(49,872)	(66,909)
Change in the scope of consolidation	908	0	908
Additions	189,088	407,407	596,495
Retirements/disposals	(99,333)	0	(99,333)
Reclassifications	911	0	911

12/31/2006	454,282	1,084,175	1,538,457

Accumulated amortization
1/1/2006	240,048	100,094	340,142
Exchange rate differences	(8,894)	(3,505)	(12,399)
Change in the scope of consolidation	0	0	0
Additions	58,708	0	58,708
Retirements/disposals	(98,167)	0	(98,167)
Reclassifications	5	0	5

12/31/2006	191,700	96,589	288,289

Carrying value 12/31/2006	262,582	987,586	1,250,168

Carrying value 12/31/2005	139,697	626,546	766,243

        The additions to goodwill result from our 2006 acquisitions (€393 million), contingent considerations paid for prior acquisitions (€12 million), and purchase accounting adjustments including resolution for tax uncertainties (€2 million). Refer to Note 4 for further information on acquisitions.

        All intangible assets, except goodwill, are subject to amortization. Intangibles consist of three major asset classes:

	Software and			Licenses, trademarks,
	database	Acquired		similar rights, and
	licenses	technology	Other	other intangibles

	€(000)	€(000)	€(000)	€(000)
12/31/2006
Purchase cost	200,603	214,076	39,603	454,282
— thereof additions in 2006	52,148	118,347	18,593	189,088
Accumulated amortization	127,468	50,465	13,767	191,700
— thereof amortization in 2006	15,627	34,860	8,221	58,708

Carrying value	73,135	163,611	25,836	262,582

Weighted average amortization period in years	3.0	9.0	7.5
12/31/2005
Purchase cost	160,425	194,217	25,103	379,745
Accumulated amortization	124,432	108,738	6,878	240,048

Carrying value	35,993	85,479	18,225	139,697

        Software and database licenses consist primarily of technology for internal use whereas Acquired technology consists primarily of purchased software to be incorporated into our product offerings. During fiscal year 2006, 2005, and 2004, amortization expense for Acquired technology amounted to €35 million, €30 million, and €29 million, respectively. The additions to software and database licenses in 2006 were individually acquired from third parties, whereas the additions to Acquired technology and Other intangibles primarily result from our acquisitions discussed in Note 4.
        Other intangibles consist primarily of trademark licenses and customer contracts acquired as well as in-process research and development which is fully amortized immediately. For further information see Note 4.
        The estimated aggregate amortization expense for our intangible assets as of December 31, 2006, for each of the five succeeding years ending December 31, is as follows:

€(000)

2007	58,400
2008	50,952
2009	45,006
2010	34,961
2011	21,955
thereafter	51,308
        The carrying amount of goodwill by reportable segment as of December 31, 2006, and 2005, is as follows (for further information see Note 30):

		Thereof		Thereof
		additions		additions
Segment	12/31/2006	in 2006	12/31/2005	in 2005

	€(000)	€(000)	€(000)	€(000)
Product	618,397	350,444	308,647	84,185
Consulting	340,338	39,725	304,934	56,995
Training	28,851	17,238	12,965	2,066

	987,586	407,407	626,546	143,246

(19) PROPERTY, PLANT, AND EQUIPMENT

	Land, leasehold
	improvements, and
	buildings, including	Other property,	Payments and
	buildings on	plant, and	construction
	third-party land	equipment	in progress	Total

	€(000)	€(000)	€(000)	€(000)
Purchase cost
1/1/2006	954,983	1,046,357	43,470	2,044,810
Exchange rate differences	(23,617)	(18,879)	(628)	(43,124)
Change in the scope of consolidation	389	4,207	0	4,596
Additions	33,178	186,792	91,835	311,805
Retirements/disposals	(11,987)	(121,586)	0	(133,573)
Reclassifications	22,606	1,910	(25,427)	(911)

12/31/2006	975,552	1,098,801	109,250	2,183,603

Accumulated depreciation
1/1/2006	287,336	662,509	0	949,845
Exchange rate differences	(7,877)	(12,241)	0	(20,118)
Change in the scope of consolidation	0	0	0	0
Additions	27,774	127,761	0	155,535
Retirements/disposals	(10,956)	(96,893)	0	(107,849)
Reclassifications	0	(5)	0	(5)

12/31/2006	296,277	681,131	0	977,408

Carrying value 12/31/2006	679,275	417,670	109,250	1,206,195

Carrying value 12/31/2005	667,647	383,848	43,470	1,094,965

        The additions and disposals in Other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.
        Interest capitalized has not been material to any period presented.
        During fiscal year 2006, 2005, and 2004, depreciation expense for Property, plant, and equipment was €156 million, €158 million, and €164 million, respectively. The majority of depreciation expense in all years related to Other property, plant, and equipment.

(20) ACCOUNTS PAYABLE AND OTHER LIABILITIES
        Accounts payable and Other liabilities based on due dates as of December 31 are as follows:

		Term
	Term less	between	Term more than	Balance on	Balance on
	than 1 year	1 and 5 years	5 years	12/31/2006	12/31/2005

	€(000)	€(000)	€(000)	€(000)	€(000)
Other employee-related liabilities	948,628	0	50,513	999,141	926,546
Payables to suppliers	580,966	403	0	581,369	516,881
Other taxes	220,236	0	0	220,236	232,700
Advanced payments received	29,067	33,943	0	63,010	69,925
Bank loans and overdraft	24,556	0	1,614	26,170	24,300
Other financial liabilities	18,128	1,204	0	19,332	52,548
Other liabilities	86,719	12,301	7,225	106,245	100,487

	1,908,300	47,851	59,352	2,015,503	1,923,387

        Liabilities are unsecured, except for the retention of title and similar rights customary in industry. Effective interest rates of bank loans were 8.08% in 2006 and 7.22% in 2005, and 6.14% in 2004, respectively.
        On November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on the unused available credit. As of December 31, 2006, and 2005, there were no borrowings outstanding under the facility.
        Additionally, as of December 31, 2006 and 2005, SAP AG had available lines of credit totaling €599,400 thousand and €553,400 thousand, respectively. As of December 31, 2006, and 2005, there were no borrowings outstanding under these lines of credit.
        As of December 31, 2006, and 2005, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €109,306 thousand and €217,712 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €26,170 thousand as of December 31, 2006, and €24,300 thousand as of December 31, 2005.
(21) PROVISIONS
        Provisions based on due dates as of December 31 were as follows:

	2006			2005

	Current	Noncurrent	Total	Current	Noncurrent	Total

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Pension plans and similar obligations (see Note 21a)	991	230,648	231,639	0	183,619	183,619
Other obligations (see Note 21b)	162,250	107,811	270,061	159,642	100,992	260,634

	163,241	338,459	501,700	159,642	284,611	444,253

a) Pension Plans and Similar Obligations
        We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of the Executive Board.
        The accrued liabilities on the balance sheet for pensions and other similar obligations at December 31 consist of the following:

	2006	2005

	€(000)	€(000)
Domestic benefit plans	8,174	13,410
Foreign benefit plans	32,630	19,280
Other defined benefit plans not included in footnote	285	4,806

Total defined benefit plans	41,089	37,496
Employee financed plans	190,550	146,123

Total pension plans	231,639	183,619

        The increase in total provisions for pension plans mainly result from an increase in employee financed plans. The related insurance contracts held by us resulted in an increase in Other assets by the same amount. For detailed information on our Employee-Financed Pension Plans see further information below.
        Other foreign pension plans and similar obligation include obligations similar to pensions. Plans that do not fall in the scope of SFAS 158 or SFAS 87 have been reclassified to other employee provisions. Furthermore, in 2006 we have included additional smaller foreign benefit plans in the detailed defined pension plan disclosures below.
        We adopted the recognition and disclosure requirements of SFAS 158 as of December 31, 2006. SFAS 158 requires recognition of the funded status of our defined benefit pension on the consolidated balance sheet on a prospective basis and recognize as a component of Accumulated other comprehensive income (loss), net of tax, the gains or losses, and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. Additional minimum pension liabilities and related intangible assets were also derecognized upon adoption of the new standard. The incremental effect of applying SFAS 158 on individual line items of the balance sheet as of December 31, 2006, is shown below:

	Before		After
	application of		application of
	SFAS 158	Adjustments	SFAS 158

	€(000)	€(000)	€(000)
Intangible assets	262,155	427	262,582
Deferred tax assets (noncurrent)	66,164	2,325	68,489
Pension liabilities and other obligations	(28,621)	(12,468)	(41,089)
Deferred tax liability (noncurrent)	(16,372)	(50)	(16,422)
Accumulated other comprehensive income	327,557	9,766	337,323

        The Consolidated Balance Sheets include the following significant components related to defined benefit pension plans based upon the situation as of December 31, 2006, and 2005:

	2006	2005

	€(000)	€(000)
Pension assets	45,663	38,595
— thereof principal pension benefit plans	45,221	37,594
— thereof insignificant pension benefit plans not included in notes	442	1,001
Accumulated other comprehensive income	27,701	15,660
— thereof principal pension benefit plans	28,214	15,517
— thereof insignificant pension benefit plans not included in notes	(513)	143
Less income tax effect (deferred income tax assets net of deferred tax liabilities)	7,960	5,685
— thereof principal pension benefit plans	7,994	5,633
— thereof insignificant pension benefit plans not included in notes	(34)	52
Accumulated other comprehensive income net of income taxes	19,741	9,975
— thereof principal pension benefit plans	20,220	9,884
— thereof insignificant pension benefit plans not included in notes	(479)	91
Accrued pension benefit liability	(41,089)	(33,876)
— thereof principal pension benefit plans	(40,804)	(32,690)
— thereof insignificant pension benefit plans not included in notes	(285)	(1,186)
Domestic Benefit Plans
        Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

        The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2006	2005

	€(000)	€(000)
Change in benefit obligation
Benefit obligation at beginning of year	42,745	33,236
Additional plans included in pension disclosure	715	0
Service cost	394	300
Interest cost	1,719	1,640
Actuarial gain/loss	(3,695)	8,361
Benefits paid	(999)	(792)

Benefit obligation at year end	40,879	42,745

Change in plan assets
Fair value of plan assets at beginning of year	28,722	27,536
Additional plans included in pension disclosure	163	0
Actual return on plan assets	1,597	295
Employer contributions	3,222	1,683
Benefits paid	(999)	(740)
Assets transferred to defined contribution plan	0	(52)

Fair value of plan assets at year end	32,705	28,722

Funded status at year end	(8,174)	(14,023)
Amounts recognized in the consolidated balance sheets:
Noncurrent pension assets	0	6
Accrued benefit liability (current)	0	0
Accrued benefit liability (noncurrent)	(8,174)	(13,410)

Net amount recognized	(8,174)	(13,404)

        Due to the fact that the application of SFAS 158 is required prospectively only we recognized the unfunded status of our domestic benefit plans in 2006 on the balance sheet. Comparative figures for 2005 were recognized in accordance with SFAS 87 applicable on December 31, 2005.
        The following weighted average assumptions were used for the actuarial valuation of our domestic pension benefit obligation as of the respective measurement date:

	2006	2005	2004

	%	%	%
Discount rate	4.5	4.0	5.0
Compensation increase	2-5	2-7	2-7

        The components of net periodic benefit cost of our domestic benefit plans for the years ended December 31 are as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Service cost	394	300	301
Interest cost	1,719	1,640	1,587
Expected return on plan assets	(1,274)	(1,572)	(1,638)
Amortization of initial net obligation	42	42	42
Amortization of prior service cost	0	762	503
Amortization of net loss	2,306	0	0

Net periodic benefit cost	3,187	1,172	795

        Amounts recognized in Accumulated other comprehensive income consist of:

2006

€(000)
Initial net transition obligation	406
Net loss	10,131

Total unrecognized pension cost	10,537

        The weighted average assumptions used for determining the net periodic pension cost for our domestic pension plans for 2006, 2005, and 2004, were as follows:

	2006	2005	2004

	%	%	%
Discount rate	4.0	5.0	5.3
Expected return on plan assets	4.25	5.5	6.0
Rate of compensation increase	2-5	2-7	2-7
        Our investment strategy in Germany is to invest all contributions into stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.
Foreign Benefit Plans
        Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and years of service.

        The change of the benefit obligation and the change in plan assets for foreign defined benefit plans are as follows:

	2006	2005

	€(000)	€(000)
Change in benefit obligation
Benefit obligation at beginning of year	256,658	189,838
Additional plans included in pension disclosure	5,061	0
Service cost	35,911	29,872
Interest cost	10,358	9,021
Employee contributions	3,271	2,965
Actuarial loss/gain	(4,925)	15,064
Benefits paid	(7,338)	(7,853)
Foreign currency exchange rate changes	(24,687)	17,751
Other changes	740	0

Benefit obligation at year end	275,049	256,658

Change in plan assets
Fair value of plan assets at beginning of year	241,642	185,628
Additional plans included in pension disclosure	4,700	0
Actual return on plan assets	26,702	18,087
Employer contributions	41,874	20,385
Employee contributions	3,271	2,965
Benefits paid	(7,158)	(6,554)
Foreign currency exchange rate changes	(23,391)	21,131
Other changes	0	0

Fair value of plan assets at year end	287,640	241,642

Funded status at year end	12,591	(15,016)
Amounts recognized in the consolidated balance sheets:
Prepaid benefit cost	45,221	37,588
Accrued benefit liability (current)	(991)	0
Accrued benefit liability (noncurrent)	(31,639)	(19,280)

Net amount recognized	12,591	18,308

        Due to the fact that SFAS 158 need only be applied prospectively we recognized the unfunded status of our domestic benefit plans in 2006 on the balance sheet. Comparative figures for 2005 were recognized in accordance with SFAS 87 applicable on December 31, 2005.
        There were no plan transfers, divestitures, curtailments, or settlements impacting our foreign benefit plans in 2006 or 2005.
        Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following are weighted averages of the assumptions that were used for the actuarial valuation of our foreign pension benefit obligation as of the respective measurement date.

	2006	2005	2004

	%	%	%
Discount rate	4.4	4.2	4.5
Rate of compensation increase	4.6	4.9	4.9

        The components of net periodic benefit cost of our foreign benefit plans for the years ended December 31 are as follows:

	2006	2005	2004

	€(000)	€(000)	€(000)
Service cost	35,911	29,872	30,220
Interest cost	10,358	9,021	7,817
Expected return on plan assets	(17,000)	(14,270)	(11,959)
Amortization of initial net obligation	189	175	176
Amortization of prior service cost	(139)	(141)	(139)
Amortization of net loss	808	150	812
Other	253	0	0

Net periodic benefit cost	30,380	24,807	26,927

        Amounts recognized in Accumulated other comprehensive income consist of:

2006

€(000)
Initial net transition obligation	1,690
Prior service credit	(356)
Net loss	16,343

Total unrecognized pension cost	17,677

        The following are weighted averages of the assumptions that were used to determine net periodic pension cost for our foreign pension plans for 2006, 2005, and 2004:

	2006	2005	2004

	%	%	%
Discount rate	4.1	4.5	4.7
Expected return on plan assets	6.9	6.9	6.9
Rate of compensation increase	4.5	5.0	4.7
        The expected return on plan asset assumptions is based on weighted average expected long-term rate of returns for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight in the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation at December 31, 2006, as well as the target asset allocation, are as follows:

	Target		Target
	asset	Actual %	asset	Actual %
	allocation	of 2006	allocation	of 2005
Asset category	2007	plan assets	2006	plan assets

	%	%	%	%
Equity	54.7	57.4	53.8	57.2
Fixed income	41.0	40.8	37.2	31.8
Real estate	3.2	1.4	2.9	0.4
Insurance policies	0.0	0.0	5.5	3.7
Other	1.1	0.4	0.6	6.9

	100.0	100.0	100.0	100.0

        The investment strategies for foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.
Additional Information on Funded Status for Domestic and Foreign Plans
        The total accumulated benefit obligation for our principal domestic and foreign benefit plans for the year ended 2006 was €40,394 thousand (2005: €42,147 thousand) and €257,261 thousand (2005: €228,647 thousand), respectively. The projected benefit obligation, Accumulated benefit obligation, and Fair value of plan assets for the Group’s domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

				Under-
				funding of
	Projected	Accumulated	Fair	accumulated
	benefit	benefit	value of	benefit
	obligation	obligation	plan assets	obligation

	€(000)	€(000)	€(000)	€(000)
12/31/2006
Domestic plans	40,879	40,394	32,705	7,689
Foreign plans	109,196	101,270	77,768	23,502

Total	150,075	141,664	110,473	31,191

12/31/2005
Domestic plans	42,745	42,147	28,722	13,425
Foreign plans	21,578	16,686	0	16,686

Total	64,323	58,833	28,722	30,111

Additional Information on Estimated Recognition of Components of Net Periodic Benefit Costs and Other Amounts Recognized in Other Comprehensive Income
        We estimate the following amounts for prior service cost and unrecognized transition assets of our defined benefits plans to be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year:

2007

€(000)
Estimated amounts expected to be recognized from OCI over the next fiscal year
Initial net obligation	106
Prior service credit	(58)
Net loss	1,619

1,667

Expected Future Contributions and Benefits
        Our expected contribution in 2007 is €1,815 thousand for domestic defined benefit plans and €45,576 thousand for foreign defined benefit plans, all of which is expected to be paid as cash contributions.
        The estimated future pension benefits to be paid over the next 10 years by domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic	Foreign
	plans	plans	Total

	€(000)	€(000)	€(000)
2007	1,184	9,313	10,497
2008	1,392	11,121	12,513
2009	1,419	12,676	14,095
2010	1,610	14,115	15,725
2011	1,691	16,147	17,838
2012-2016	10,540	112,413	122,953
Contribution Plans
        We also maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employees’ salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €92,427 thousand, €82,128 thousand, and €76,453 thousand in 2006, 2005, and 2004 respectively.
Employee-Financed Pension Plan
        In Germany we maintain an unqualified employee-financed plan, whereby employees may contribute a limited portion of their salary. We purchase and hold guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 16) and are equal to the obligations under the plan (€190,550 thousand and €146,123 thousand at December 31, 2006, and 2005, respectively).

b) Other Obligations
        Other obligations as of December 31 are as follows:

	2006			2005

	Current	Noncurrent	Total	Current	Noncurrent	Total

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
STAR obligations	82,534	50,792	133,326	73,966	48,274	122,240
Employee-related obligations	46,553	46,726	93,279	33,869	41,636	75,505
Customer-related obligations	26,141	0	26,141	43,404	0	43,404
Restructuring obligations	1,951	3,527	5,478	3,997	5,528	9,525
Warranty obligations	2,700	0	2,700	2,900	0	2,900
Other obligations	2,371	6,766	9,137	1,506	5,554	7,060

	162,250	107,811	270,061	159,642	100,992	260,634

        Employee-related obligations primarily comprise provisions for time credits, severance payments, jubilee expenses, semi-retirement, and provisions for special legal or contractual one-time post-employment termination benefits.
        Warranty obligations represent estimated future warranty obligations and other minor routine items provided under our maintenance contracts. We generally provide a six to 12 month warranty on our software and classify these as current obligations. We determine the warranty obligations based on the historical average cost of fulfilling our obligations under these commitments. Changes in the warranty obligations in 2006, 2005, and 2004 are summarized below:

	2006	2005	2004

	€(000)	€(000)	€(000)
Balance as of 1/1	2,900	3,852	7,600
Additions	2,700	2,849	3,852
Utilization	2,900	2,737	4,366
Release	0	1,064	3,234

Balance as of 31/12	2,700	2,900	3,852

        Exit activities include contract termination and similar restructuring costs for unused lease space and severance benefits. Restructuring obligations are included in the Consolidated Statements of Income in the line item Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:

		Severance
	Unused	payments for
	lease space	restructuring	Total

	€(000)	€(000)	€(000)
Balance as of 1/1/2004	17,691	3,529	21,220
Additions	2,625	6,972	9,597
Utilization	(7,557)	(3,668)	(11,225)
Release	(1,415)	(1,176)	(2,591)
Currency	(779)	13	(766)

Balance as of 12/31/2004	10,565	5,670	16,235

— thereof current	4,404	4,846	9,250
— thereof noncurrent	6,161	824	6,985
Balance as of 1/1/2005	10,565	5,670	16,235
Additions	2,379	4,203	6,582
Utilization	(4,404)	(4,846)	(9,250)
Release	(1,547)	(3,304)	(4,851)
Currency	833	(24)	809

Balance as of 12/31/2005	7,826	1,699	9,525

— thereof current	2,418	1,579	3,997
— thereof noncurrent	5,408	120	5,528
Balance as of 1/1/2006	7,826	1,699	9,525
Additions	2,589	2,161	4,750
Utilization	(2,770)	(1,492)	(4,262)
Release	(2,315)	(1,859)	(4,174)
Currency	(341)	(20)	(361)
Balance as of 12/31/2006	4,989	489	5,478
— thereof current	1,919	32	1,951

— thereof noncurrent	3,070	457	3,527

        Severance benefits that do not vest or accumulate are recognized when it becomes probable that an obligation has been incurred and the amount is reasonably estimable. In 2006, 2005, and 2004 we accounted for most severance obligations in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”) since the majority of the severance activities related to one-time events.
        Provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit.
(22) DEFERRED INCOME
        Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Deferred software license revenues will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral. The current portion of deferred income is expected to be recognized within the next 12 months. Recognition of deferred income is possible when basic applicable revenue recognition criteria have been met (see Note 3).

(23) SHAREHOLDERS’ EQUITY
Common Stock
        As of December 31, 2006, SAP AG had 1,267,537,248 (2005: 316,457,821) no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.
        The number of common shares increased by 426,491 (corresponding to €426,491) in 2006 as a result of the exercise of awards granted under certain stock-based compensation plans (2005: 454,221 corresponding to €454,221). The number of common shares further increased by 950,652,936 (corresponding to €950,652,936) with the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds. The increase in common shares from corporate resources pursuant to a resolution of the May 9, 2006, Annual General Meeting of Shareholders became effective December, 15 on entry in the Company’s commercial register. With its implementation on the capital market on December 21, each SAP AG shareholder received three additional (or “bonus”) shares for one existing share. The new shares qualify for dividend with effect from the beginning of 2006.
        Shareholdings in SAP AG as of December 31, 2006, are as follows:

	2006		2005

	Number of	Subscribed	Number of	Subscribed
	shares	capital	shares	capital
	(000)%		(000)%

Hasso Plattner GmbH & Co. Beteiligungs-KG	113,719	9.0	31,650	10.0
Dietmar Hopp Stiftung GmbH	109,869	8.7	27,467	8.7
Klaus Tschira Stiftung gGmbH	67,472	5.3	17,641	5.6
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	63,331	5.0	15,833	5.0
Hasso Plattner Förderstiftung gGmbH	16,062	1.2	4,763	1.5
DH-Besitzgesellschaft mbH & Co. KG(1)	10,200	0.8	4,061	1.3
Dr. h.c. Tschira and wife	2,000	0.2	500	0.2
Treasury stock	49,251	3.9	6,679	2.1
Free float	835,633	65.9	207,864	65.6

	1,267,537	100.0	316,458	100.0

(1)	DH-Besitzgesellschaft mbH & Co. KG is wholly owned by Dietmar Hopp.
Authorized Capital
        The Articles of Association authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Subscribed capital

•	up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders

•	up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 (“Authorized Capital Ia”). The issuance is subject to the statutory subscription rights of existing shareholders

•	up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights

•	up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 (“Authorized Capital IIa”). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights

•	up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 (“Authorized Capital III”). The new shares may be subscribed to by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) or SAP Stock Option Plan 2002 (“SAP SOP 2002”), respectively. The shareholders’ statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III, together with new shares from contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights, does not amount to more than 10% of the capital stock at the time of adoption of the authorization
        No authorization to increase capital stock was exercised in fiscal year 2006.
Contingent Capital
        SAP AG’s capital stock is subject to a contingent increase of common shares. The contingent increase may be affected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 29) exercise their conversion or subscription rights. The following table provides a summary of the changes in contingent capital for 2005 and 2006:

Contingent
capital

€(000)
12/31/2004	55,247
Exercise	(454)
New authorized	0
Reduction/cancellation	(1,863)

12/31/2005	52,930

Exercise	(426)
New authorized	100,000
Increase in consequence of capital increase	82,575
Reduction/cancellation	(25,000)

12/31/2006	210,079

        The increase in contingent capital by €82,575 thousand in 2006 is a consequence reflecting the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above which resulted in an increase of the contingent capital in the same proportion by operation of law.
Treasury Stock
        By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 9, 2006, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2007, up to 30 million shares in the Company, and after the entry into force of the capital increase from corporate funds resolved at the same meeting, up to 120 million shares in the company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s capital stock. Although Treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s stock-based compensation plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies. Certain minor shareholders filed actions at the district court of Heidelberg to set aside this resolution. We do not believe these actions have merit so we continue to acquire SAP AG shares and place them into treasury based on this authorization. This view is supported by a legal opinion by the Company’s legal advisors and a decision by the district court of Heidelberg which dismissed the above mentioned actions. The complaining shareholders have appealed against this decision to the appeal in regional court of Karlsruhe, Germany.
        As of December 31, 2006, we had acquired 49,251 thousand (2005: 6,679 thousand) of our own shares, representing €49,251 thousand (2005: €6,679 thousand) or 3.9% (2005: 2.1%) of Capital stock. In 2006, 7,012 thousand (2005: 3,394 thousand) shares in aggregate were acquired under the buyback program at an average price of approximately €163.88 (2005: €130.01) per share. All shares acquired during the year were acquired before the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. Therefore the shares bought represent 28,048 thousand shares with an attributable value of €28,048 thousand or 2.2% of Capital stock after the capital increase. We transferred 1,378 thousand shares to employees during the year at an average price of €119.33 (2005: €110.20) per share. All shares were transferred before the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. See Note 29 for further information. Our treasury stock increased by 36,938 thousand shares as a result of the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above. The Company purchased no SAP American Depositary Receipts (“ADRs”) in 2006. (Each ADR represents one common share of SAP AG; prior to the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above, each ADR one-fourth of a common share.) In 2005, certain of SAP AG’s foreign subsidiaries purchased an additional 390 thousand ADRs at an average price of US$41.83 per ADR. Those ADRs were distributed to employees during the year at an average price of US$35.33 per ADR by an administrator. The Company held no ADRs as of December 31, 2006, and 2005, respectively.
Accumulated Other Comprehensive Income/ Loss
        Changes to the components of Accumulated other comprehensive income/loss consist of the following as of December 31:

	2006			2005			2004

		Tax			Tax			Tax
	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net
	amount	or benefit	amount	amount	or benefit	amount	amount	or benefit	amount

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Accumulated unrealized gains/losses on marketable securities as of January 1			11,168			8,301			15,979
Unrealized gains/losses on marketable securities
Unrealized holding gains/losses	(7,637)	(137)	(7,774)	1,571	1,153	2,724	(699)	774	75
Reclassification adjustments for gains/losses included in net income	1,587	(505)	1,082	220	(77)	143	(8,020)	267	(7,753)

Net unrealized gains/losses on marketable securities	(6,050)	(642)	(6,692)	1,791	1,076	2,867	(8,719)	1,041	(7,678)
Accumulated unrealized gains/losses on marketable securities as of December 31			4,476			11,168			8,301

	2006				2005			2004

		Tax				Tax			Tax
	Pre-tax	(expense)	Net		Pre-tax	(expense)	Net	Pre-tax	(expense)	Net
	amount	or benefit	amount		amount	or benefit	amount	amount	or benefit	amount

	€(000)	€(000)	€(000)		€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Accumulated currency translation adjustments as of January 1			(202,260)				(322,396)			(251,673)
Currency translation adjustments	(148,568)	0	(148,568)		120,136	0	120,136	(70,723)	0	(70,723)

Accumulated currency translation adjustments as of December 31			(350,828)				(202,260)			(322,396)
Accumulated additional minimum pension liability as of January 1			(9,975)				(10,741)			(3,722)
Additional minimum pension liability adjustments					(737)	1,503	766	(9,089)	2,070	(7,019)

Accumulated additional minimum pension liability as of December 31			(9,975	) *			(9,975)			(10,741)
Accumulated unrealized gains/losses on cash flow hedges as of January 1			(8,963)				13,310			13,441
Unrealized gains/losses on cash flow hedges
Unrealized cash flow hedge gains/losses	40,543	(14,567)	25,976		(30,323)	10,992	(19,331)	11,691	(1,681)	10,010
Reclassification adjustments for gains/losses included in net income	(10,035)	3,605	(6,430)		(4,614)	1,672	(2,942)	(11,844)	1,703	(10,141)

Net unrealized cash flow hedge gains/losses	30,508	(10,962)	19,546		(34,937)	12,664	(22,273)	(153)	22	(131)
Accumulated unrealized gains/losses on cash flow hedges as of December 31			10,583				(8,963)			13,310
Accumulated unrealized gains/losses on STAR hedge as of January 1			51,412				8,598			23,996
Unrealized gains/losses on STAR hedge
Unrealized gains/losses on STAR hedge	48,139	(16,754)	31,385		78,376	(27,417)	50,959	(1,094)	378	(716)
Reclassification adjustments for gains/losses included in net income	(121,711)	42,360	(79,351)		(12,527)	4,382	(8,145)	(22,433)	7,751	(14,682)

Net unrealized gains/losses on STAR hedge	(73,572)	25,606	(47,966)		65,849	(23,035)	42,814	(23,527)	8,129	(15,398)
Accumulated unrealized gains/losses on STAR hedge as of December 31			3,446				51,412			8,598
Accumulated currency effects from intercompany long-term investments as of January 1			40,763				(2,473)			0
Currency effects from intercompany long-term investment transactions	(26,022)	0	(26,022)		43,236	0	43,236	(2,473)	0	(2,473)
Accumulated currency effects from intercompany long-term investments as of December 31			14,741				40,763			(2,473)

	2006			2005			2004

		Tax			Tax			Tax
	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net	Pre-tax	(expense)	Net
	amount	or benefit	amount	amount	or benefit	amount	amount	or benefit	amount

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Total other comprehensive income/loss	(223,704)	14,002	(209,702)	195,338	(7,792)	187,546	(114,684)	11,262	(103,422)

Total accumulated other comprehensive income/loss as of January 1			(117,855)			(305,401)			(201,979)
Impact due to first-time adoption SFAS 158
Additional minimum pension liability effect	15,660	(5,685)	9,975*
— Unrealized transition obligation	(1,698)
— Unrealized prior service cost	346
— Unrealized actuarial gains/losses	(26,349)
Net unrealized pension cost	(27,701)	7,960	(19,741)

Total accumulated other comprehensive income/loss as of December 31			(337,323)			(117,855)			(305,401)
Miscellaneous
        Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2006, the Executive Board and the Supervisory Board propose a distribution in 2007 of €0.46 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended to December 31, 2006.
        Dividends per share for 2005 and 2004, which were paid in the immediately subsequent year, were as follows:

	2005	2004

	€	€
Dividend per common share	0.36	0.28
        Dividend amounts for prior years have been adjusted for the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds described above.
D. ADDITIONAL INFORMATION
(24) SUPPLEMENTAL CASH FLOW INFORMATION
        Interest paid included in net cash provided by operating activities in 2006, 2005, and 2004 was €3,809 thousand, €3,830 thousand, and €5,503 thousand, respectively. Income taxes paid in fiscal years 2006, 2005, and 2004, net of refunds, was €866,322 thousand, €975,565 thousand, and €481,557 thousand, respectively.
(25) CONTINGENT LIABILITIES
        In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. To date, we have not incurred any material loss as a result of such indemnification and have not recorded any material liabilities related to such obligations in the consolidated financial statements.
        We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our warranty obligation, which is measured based on historical experience and evaluation, is included in Provisions (see Note 21(b) Other obligations).
        As of December 31, 2006, and 2005, no guarantees were provided for performance or financial obligations of third parties.
(26) OTHER FINANCIAL COMMITMENTS
        Other financial commitments amounted to €848,638 thousand and €805,089 thousand as of December 31, 2006, and 2005, respectively, and are comprised primarily of commitments under rental and operating leases of €656,815 thousand, and €687,487 thousand as of December 31, 2006, and 2005. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €74,044 thousand, and €78,783 thousand as of December 31, 2006, and 2005, respectively. These commitments relate primarily to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to our pension plans see Note 21a.
        Commitments under rental and operating leasing contracts as of December 31, 2006, are as follows:

€(000)

Due 2007	148,958
Due 2008	114,127
Due 2009	90,763
Due 2010	72,375
Due 2011	61,935
Due thereafter	168,657
        Rent expense was €182,054 thousand, €164,544 thousand, and €153,418 thousand for the years ended December 31, 2006, 2005, and 2004, respectively.
(27) LITIGATION AND CLAIMS
        In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. A trial date has not yet been set.
        In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The trial has been scheduled for October 2008.
        In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at

€1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. The trial has been scheduled for February 2008.
        We will continue to vigorously defend against the claims and we believe that these actions are not likely to have a material effect on our business, financial position, income, or cash flows. As of December 31, 2006, no amount has been accrued for these matters, as a loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.
        In August 2005, U.S.-based AMC Technology, Inc. (AMC) instituted legal proceedings in the United States against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC’s copyright and improperly included AMC technology. AMC’s complaint seeks unspecified monetary damages and injunctive relief. SAP and AMC Technology, Inc., have resolved this dispute for an amount immaterial to SAP’s business, financial position, income, and cash flows.
        In May 2006, U.S.-based Triton IP, LLC (Triton IP) instituted legal proceedings in the United States against multiple defendants including SAP, Microsoft, and Oracle. Triton IP alleges that certain SAP products infringe a U.S. patent owned by Triton IP. In its complaint, Triton IP seeks unspecified monetary damages and permanent injunctive relief. SAP filed its answer to the complaint on August 7, 2006. SAP and Triton IP have resolved this dispute for an amount immaterial to SAP’s business, financial position, income, and cash flows.
        In April 2005, U.S.-based ePlus, Inc. (ePlus), instituted legal proceedings in the United States against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. The trial, which was held in March/ April of 2006, resulted in a mistrial due to a hung jury. The case was submitted to the court for a decision in August 2006. Subsequently, SAP and ePlus participated in court-mediated settlement discussions. SAP and ePlus have resolved this dispute for an amount immaterial to SAP’s business, financial position, income, and cash flows.
        In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. We will vigorously defend against Securinfo’s claims and we believe that this action is not likely to have a material effect on our business, financial position, income, or cash flows. As of December 31, 2006, no amount has been accrued for this matter, as a loss is not probable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that this action would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. We currently estimate the possible loss in case of an unfavorable outcome to be significantly below Securinfo’s damage claim and to be immaterial to our business, financial position, income, or cash flows.
        We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.

(28) FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
        We utilize various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of our financial instruments are as follows:

	2006		2005

	Carrying	Fair	Carrying	Fair
	value	value	value	value

	€(000)	€(000)	€(000)	€(000)
Assets
Financial assets and securities	1,006,903	1,006,903	934,081	934,081
Other loans	51,385	51,385	48,915	48,915
Forward exchange contracts	33,549	33,549	6,143	6,143
Call options (STAR hedge)	170,885	170,885	169,113	169,113
Liabilities
Bank loans and overdrafts	(26,170)	(26,170)	(24,300)	(24,300)
Forward exchange contracts	(11,708)	(11,708)	(43,919)	(43,919)
        The market values of these financial instruments are determined as follows:

•	Financial assets and securities: The fair values of Marketable debt, fund and equity securities are based upon available quoted market prices.

•	Other loans, bank loans and overdrafts: The fair values of Other loans, bank loans and overdrafts approximate their carrying values. The interest-free, below-market-rate employee loans included in other loans are discounted based on prevailing market rates.

•	Derivative financial instruments: The fair value of derivatives reflects the estimated amounts we would pay or receive to terminate the contracts on the reporting date.
        Detailed information about the fair value of the Company’s financial instruments is included in Note 13.
Credit Risk
        We are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We manage this counterparty risk through diversification of counterparties and the implementation of counterparty limits which are mainly based on a counterparty’s external rating. We exclusively conduct business with major financial institutions. We do not have significant exposure to any individual counterparty. This approach is assured by detailed guidelines for the management of financial risks.
Derivative Financial Instruments
        In order to reduce risks resulting from fluctuations in foreign-currency exchange rates and risks resulting from future cash flow associated with Stock Appreciation Rights (STARs) granted to employees we enter into derivative financial instruments. We have established internal guidelines that govern the use of derivative financial instruments. The following is a summary of our risk management strategies.
Foreign Exchange Risk Management
        As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions.
        We manage our Balance Sheet Exposure on a group-wide basis using primarily foreign exchange forward contracts. Derivative financial instruments used are not usually designated as accounting hedges.
        We are also exposed to risk associated with anticipated intercompany cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the software and maintenance fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign exchange risks.
        We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Brazil. We use foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.
        We believe that the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets. We hold such instruments for purposes other than trading.
        Foreign exchange derivatives are recorded at fair value in the Consolidated Balance Sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in Accumulated other comprehensive income, net of tax.
        When intercompany accounts receivable resulting from software and maintenance related royalties are recorded, the applicable gain or loss is reclassified to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.
        For the years ended December 31, 2006, 2005, and 2004, no gains or losses were reclassified from Accumulated other comprehensive income and included in earnings as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur. It is estimated that €10,583 thousand of the net gains included in Accumulated other comprehensive income at December 31, 2006, will be reclassified into earnings during fiscal year 2007. All foreign exchange derivatives held as of December 31, 2006, have maturities of 12 months or less.
        Foreign exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.
STAR Hedge
        We hedge anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 29) through the purchase of derivative instruments from independent financial institutions.

        As of December 31, 2006, and 2005, the following derivative instruments were designated as a hedge for the STAR 2006, 2005, and 2004, respectively. The figures for 2005 are adjusted for the effect of issue of bonus shares at a 1-to-3 ratio to be comparable to these years’ figures:

2006

Hedge of 12.0 million 2006 STARs

Buy/sell	Options	Strike price

Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as of Dec. 31, 2006: in €(000): 20,479

2006

Hedge of 15.2 million 2005 STARs

Buy/sell	Options	Strike price

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as of Dec. 31, 2006: in €(000): 132,334

2006

Hedge of 12.0 million 2004 STARs

Buy/sell	Options	Strike price

Buy	12,000,000	33.59
Sell	6,000,000	46.09
Sell	3,000,000	58.59
Fair value as of Dec. 31, 2006: in €(000): 18,073

2005

Hedge of 15.2 million 2005 STARs

Buy/sell	Options	Strike price

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as of Dec. 31, 2005: in €(000): 107,358

2005

Hedge of 12.0 million 2004 STARs

Buy/sell	Options	Strike price

Buy	12,000,000	33.59
Sell	6,000,000	46.09
Sell	3,000,000	58.59
Fair value as of Dec. 31, 2005: in €(000): 22,453

2005

Hedge of 8.0 million 2003 STARs

Buy/sell	Options	Strike price

Buy	8,000,000	21.23
Sell	4,000,000	33.73
Sell	2,000,000	46.23
Fair value as of Dec. 31, 2005: in €(000): 39,302
        The terms of the derivative financial instruments are designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 29. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payment dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, we will receive from the financial institution 100% of the first €12.50 in appreciation of our stock price above the strike price of the STAR, 50% of the next €12.50 in appreciation of our stock price above the strike price of the STAR, and 25% of any additional appreciation of our stock price above the strike price of the STAR. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on our Consolidated Balance Sheets.
        Beginning with the adoption of SFAS 123R at the beginning of 2006, we assess hedge effectiveness based on changes in the fair value of the STAR hedge instrument for all new grants. The change in fair value attributable to the non vested portion is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period.
        As of December 31, 2006, a net gain of €7 million (2005: a net loss of €66 million; 2004: a net loss of €15 million) have been recorded in Financial income. Compensation expense on STAR has been reduced by €72 million (2005: €59 million; 2004: €22 million); Other comprehensive income decreased by €48 million (2005: increased by €43 million; 2004: decreased by €15 million), net of tax. See Note 23 for additional information.

        For the years ended December 31, 2006, and 2005, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of STAR hedges because it was probable that the original forecasted transaction would not occur. We estimate that €9,016 thousand of net gains included in Accumulated other comprehensive income at December 31, 2006, will be reclassified into earnings during the next year.
(29) STOCK-BASED COMPENSATION PLANS
        Total compensation expense recorded in connection with stock-based compensation plans for the year 2006 amounts to €99 million (2005: €45 million; 2004: €37 million). The total income tax benefit recognized in the income statement for stock-based compensation plans was €13 million in 2006 (2005: €14 million; 2004: €14 million). We did not capitalize any stock-based compensation cost as part of inventory or fixed assets. Compensation expense in connection with stock-based compensation plans recorded for 2006 are not comparable to compensation expense in connection with stock-based compensation plans recorded in prior years due to the adoption of the fair value recognition provisions of SFAS 123R using the modified-prospective transition method (see Note 3 for more information).
Employee Discounted Stock Purchase Programs
        The Company acquires SAP AG common shares under various employee stock purchase plans and transfers the shares to employees. Starting January 1, 2006, we recorded the discounts provided to employees through such plans as compensation expense. Generally the discounts provided to employees do not exceed 15%.
Stock Appreciation Rights (STAR) Plans
        In March 2006 as well as in February 2005 and 2004, we granted approximately 14.1 million (2005: 19.0 million; 2004: 14.1 million) stock appreciation rights (“2006 STARs”, “2005 STARs”, and “2004 STARs” respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2006, 2005, and 2004 STAR grant values of €42.12, €30.47, and €33.59, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The number of STARs granted and the grant values shown above are adjusted figures as if the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds described in Note 23 were effective when such STARs were granted. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor, quarter ended

March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

5%	5%	10%	20%	10%	10%	10%	30%
        The valuations for the quarterly periods ending December 31, are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company’s preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company’s quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.
        The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first €12.50 value appreciation for such quarter; (ii) 50% of the next €12.50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2006 STARs as follows: 50% each on both March 31, 2008, and January 31, 2009. Under the terms of the 2005 STAR program, participants were scheduled to receive an initial payment of 50% on March 31, 2007, and a second installment on January 31, 2008. Participants will receive STAR payments provided that, subject to certain exceptions, they are still employees of the Company on the payment dates.
        As our STAR plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current fair value of the STARs at the reporting date. The fair values of the derivatives are based on valuations performed by our counterparty banks with whom we hold the derivatives and therefore reflect current market expectations. The fair values of the STARs are the same as the fair values of the derivatives that are entered into to hedge the compensation expense for the STARs because the terms of the STARs and the derivatives are the same. Compensation expense — including effects of the changes in the fair value of the STAR — is accrued over the period the employee performs the related service (“vesting period”).
        As of December 31, 2006, a STAR provision in the amount of €133 million (2005: €122 million) is included in provisions in the consolidated balance sheets (see Note 21b). The related STAR expense was affected by the effects of the STAR hedge — as described in Note 29 — and therefore totaled €28 million (2005: €21 million; 2004: €38 million). The STAR provision as of December 31, 2006, and the related STAR expense result from the 2006, 2005, and 2004 STAR program.
        In 2006 we paid €63 million to employees related to STAR 2003 and €19 million related to STAR 2004.
        The amount of unrecognized compensation cost related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the rights. As the amount is dependent on future stock price development, this amount can not be predicted. The final payout amount will be recognized over a period of 2.1 years for STAR 2006, 1.1 years for STAR 2005, and 0.1 years for STAR 2004.
Incentive Plan 2010
        In March 2006 the Company granted 690 thousand stock appreciation rights (“rights”) to the Executive Board members under the Incentive Plan 2010. The plan provides for a maximum payout of approximately €100 million, provided that the market capitalization of SAP AG doubles until December 31, 2010. The rights issued to Executive Board members under this Plan will automatically be exercised in case the conditions for exercise are met. The grant value of the rights is €44,794,067,259, calculated as €144.60 (average Xetra closing price of the SAP share in the period July 1 through December 31, 2005, prior to capital increase as implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares on December 31, 2005, prior to capital increase as implemented on December 21, 2006).
        The exercise value of the rights will be calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through December 31 of each year) by the average number of outstanding SAP AG shares minus the average number of treasury shares in the measurement period of that year. The exercise value will be calculated annually within the first month after the end of each measurement period, beginning in 2006 and ending with 2010.
        The rights will only be exercised if the SAP share outperforms the Goldman Sachs Software Index during the period between the issue of the rights and December 31, 2010, or December 31 of the year with the last measurement period if the rights are exercised before. Further to be exercisable in 2006 till 2009 the exercise value must not be less than 200% of the grant value.
        The rights are not exercisable if exercise would result in a windfall profit. The decision whether the exercise results in a windfall profit will be made by the Supervisory Board’s compensation committee on its sole discretion.

        If the exercise value is 200% (or more) of the grant value, the payout value per right will be €144.60.
        If the increase between the grant value and the exercise value is less, the payout per right will be calculated progressively using the following ranges:

	Calculation of	Maximum
	payout per %	payout as % of	Maximum
Increase in market capitalization	point increase	grant value	payout per right

			€
%		%
0 to 50	0.00	0	0.00
>50 to 80	0.67	20	28.92
>80 to 90	3.00	30	43.38
>90 to 99.99	5.00	50	72.30

Total		100	144.60

        In case of an exercise participants will receive the payments 12 months after the compensation committee has determined the exercise value.
        As the Incentive Plan 2010 is settled in cash rather than by issuing equity instruments a liability is recorded for the rights granted based on the current fair value of the rights at the reporting date. Compensation expense — including effects of the changes in the fair value of the rights — is accrued over the period the participants are expected to perform the related service (“vesting period”).
        The fair value of the rights is estimated using a Monte-Carlo model. The fair value as of December 31, was calculated using the following assumptions:

%

Risk-free interest rate 3.85 to 3.91 (depending on maturity)
Expected volatility	23.4
Expected dividend ratio	1.15
        As of December 31, 2006, the provision for rights granted under the Incentive Plan 2010 amounted to €2 million.
        The amount of unrecognized compensation cost related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the rights. As the amount depends on the future stock price and other factors which can not be influenced by us, this amount can not be predicted. The final payout will be recognized over a period of up to four years.
Stock Option Plan 2002
        At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries, was designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.
        Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to four shares of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10% thereon. The base price is the average market price of our share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of our share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder’s subscription rights ends two years after the issue date of that holder’s options.
        For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.
        The fair value of the options granted under the SOP 2002 plan was estimated as of the date of grant using the Black-Scholes option-pricing model. For options granted from 2005 through 2006 we used 3.5 years as an expected life of the options. This assumption was made in accordance with the guidance in Staff Accounting Bulletin No. 107 (“SAB 107”). According to the so called “simplified” method it is appropriate to use the middle of the vesting term and the original contractual term as an estimate for the expected life of the options if no reliable historical data is available. Before the guidance in SAB 107 was released we used an expected life of 2.5 years for the options granted from 2002 to 2004. Expected volatilities are based on implied volatilities from traded options on our stock for options granted in 2006 and 2005 and based on historical data for options granted from 2002 to 2004.
        The fair values of the Company’s stock-based awards granted under SAP SOP 2002 were calculated using the following assumptions:

	2006	2005	2004

Expected life	3.5 years	3.5 years	2.5 years
Risk-free interest rate	3.10%	2.82%	2.65%
Expected volatility	24%	24%	57%
Expected dividend ratio	0.87%	0.65%	0.45%
        During fiscal year 2006, the following activity occurred under Stock Option Plan 2002:

			Weighted
	Number	Weighted average	average
	of options	exercise price	remaining	Aggregate
	outstanding	per option	contractual term	intrinsic value

		€
	(000)		years	€(000)
12/31/2005	6,669	127.02
Granted	1,841	185.93	—	—
Exercised	(900)	114.23	—	—
Forfeited or expired	(164)	152.77	—	—

12/31/2006	7,446	142.57	2.8	181,846

Fully vested options as of December 31, 2006	2,905	123.95	1.7	107,763
        The weighted-average grant-date fair value of share options granted during the years 2006, 2005, and 2004 was €26.47, €20.08, and €43.61, respectively. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was €27 million, €23 million, and €0 million, respectively.

        A summary of the status of our nonvested options as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

		Weighted average
	Number of	grant-date
	options	fair value

		€
	€(000)
Nonvested at January 1, 2006	4,846	29.81
Granted	1,842	26.47
Vested	(2,000)	43.61
Forfeited	(147)	23.21

Nonvested at December 31, 2006	4,541	22.59

        As of December 31, 2006, there was €29 million of total unrecognized cost related to nonvested options granted under the Stock Option Plan 2002. That cost is expected to be recognized over a period of one year.
Long Term Incentive 2000 Plan
        On January 18, 2000, SAP AG’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. If stock options are chosen, the participant receives 25% more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into four common shares over a maximum of 10 years subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.
        In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

        A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

			Weighted
	Number	Weighted average	average
	of options	exercise price	remaining	Aggregate
	outstanding	per option	contractual term	intrinsic value

		€
	(000)		years	€(000)
Stock options
12/31/2005	1,467	107.44
Granted	—	—
Exercised	(435)	108.00
Forfeited	(22)	105.04

12/31/2006	1,010	106.15	4.7	55,465.24

Convertible bonds
12/31/2005	6,925	200.31
Granted	—	—
Exercised	(334)	151.54
Forfeited	(180)	149.93

12/31/2006	6,411	202.20	4.2	21,569.64

        All convertible bonds and stock options outstanding as of December 31, 2006, are exercisable.
        In 2006, we recorded compensation expenses for the LTI 2000 Plan in the amount of €11 million based on the fair value recognition provisions of SFAS 123R. Compensation expense recorded in prior years are not comparable as they were recorded based on the intrinsic-value-based method according to APB 25 (see Note 3). In 2005, we recorded compensation expenses for the LTI 2000 Plan in the amount of €21 million. Due to the development of our common share price appreciation versus the appreciation of the Goldman Sachs Software Index in 2004, the Company recorded a €1 million gain in connection with its LTI 2000 Plan for 2004.
        The total intrinsic value of stock options exercised during the years ended December 31, 2006, 2005, and 2004 was €46 million, €78 million, and €23 million, respectively. The total intrinsic value of convertible bonds exercised during the years ended December 31, 2006, 2005, and 2004 was €6 million, €0 million, and €0 million, respectively.
(30) SEGMENT AND GEOGRAPHIC INFORMATION
        SFAS 131, Disclosures About Segments of an Enterprise and Related Disclosures (“SFAS 131”) requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.
        Our internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as our chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary, and consequently the line of business structure is regarded as constituting the operating segments. We have three reportable operating segments: Product, Consulting, and Training.
        The Product segment is primarily engaged in marketing and licensing our software products, performing software development services, and performing maintenance services. Maintenance services include technical support for our products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages.

        The Consulting segment assists customers in the implementation of our software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup.
        The Training segment provides educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at our training facilities, customer and partner-specific training, end-user training, as well as e-learning.
        Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in Note 3, except for differences in the currency translation and stock-based compensation expenses. Under the management approach, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translations result in minor deviations between the amounts reported internally and the amounts reported in the financial statements.
        Our management reporting system reports our internal sales and transfers, which are based on fully-loaded cost rates as cost reduction and does not track them as internal revenues.
        Segment revenue and contribution are as follows:

	2006

	Product	Consulting	Training	Total

	€(000)	€(000)	€(000)	€(000)
External revenue	6,652,370	2,300,056	440,257	9,392,683
Depreciation and amortization	(83,542)	(23,078)	(6,558)	(113,178)
Other segment expenses	(2,544,717)	(1,679,488)	(266,164)	(4,490,369)

Segment contribution	4,024,111	597,490	167,535	4,789,136

Segment profitability	60.5%	26.0%	38.1%

	2005

	Product	Consulting	Training	Total

	€(000)	€(000)	€(000)	€(000)
External revenue	6,044,338	2,078,091	380,209	8,502,638
Depreciation and amortization	(81,723)	(24,055)	(7,054)	(112,832)
Other segment expenses	(2,370,747)	(1,594,979)	(240,914)	(4,206,640)

Segment contribution	3,591,868	459,057	132,241	4,183,166

Segment profitability	59.4%	22.1%	34.8%

	2004

	Product	Consulting	Training	Total

	€(000)	€(000)	€(000)	€(000)
External revenue	5,292,941	1,910,292	306,591	7,509,824
Depreciation and amortization	(84,166)	(24,885)	(8,047)	(117,098)
Other segment expenses	(1,973,933)	(1,459,108)	(200,954)	(3,633,995)

Segment contribution	3,234,842	426,299	97,590	3,758,731

Segment profitability	61.1%	22.3%	31.8%
Revenues
        External revenues for segment reporting purposes are not classified in the same manner as revenue reported in the Consolidated Statements of Income. The differences are due to the fact that for internal reporting purposes, revenue is generally allocated to the segment that is responsible for the related transaction, whereas in the Consolidated Statements of Income revenue is allocated based on the nature of the transaction regardless of the segment it was provided by.
        The following table presents a reconciliation of total segment revenue to total consolidated revenue as reported in the Consolidated Statements of Income:

	2006	2005	2004

	€(000)	€(000)	€(000)
Total revenue for reportable segments	9,392,683	8,502,638	7,509,824
Other external revenues	9,033	10,349	4,474
Other differences	407	(558)	195

Total consolidated revenue	9,402,123	8,512,429	7,514,493

        Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.
Segment Contribution
        Segment contribution reflects only expenses directly attributable to the segments, including cost of product, costs of services, and sales and marketing expenses. They do not represent actual profits for the operating segments. Costs that are not directly attributable to the segments such as general and administrative, research and development, charges for stock-based compensation and acquisition-related charges, and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Although revenues generated from software development contracts are included in the reportable segments primarily as software revenues, cost from such software development contracts are not included in determining the reportable segments’ profit because our internal management reporting measures the operating segments’ performance without taking into account such costs. The amounts reported above for depreciation and amortization expense include the amounts charged directly to each operating segment and the depreciation and amortization portion of the facility and IT-related expenses that we allocate to each operating segment based on headcount, facility space and other measures. The effect of the change in estimate on the allowance for doubtful accounts, as described in Note 7, has been allocated to the product segment, the consulting segment, and the training segment in amounts of €30.4 million, €13.1 million, and €1.9 million respectively.
        The following table presents a reconciliation of total segment contribution to Income before income taxes and minority interests as reported in the Consolidated Statements of Income:

	2006	2005	2004

	€(000)	€(000)	€(000)
Total contribution for reportable segments	4,789,136	4,183,166	3,758,731
Contribution from activities outside the reportable segments	(2,082,073)	(1,773,325)	(1,672,252)
Acquisition-related charges	(43,090)	(33,664)	(30,221)
Stock-based compensation expenses	(99,449)	(45,042)	(38,126)
Other differences	870	(403)	249

Operating income	2,565,394	2,330,732	2,018,381

Other non-operating income/expenses, net	(12,303)	(25,161)	13,274
Finance income/expense, net	121,708	10,785	40,987

Income before income taxes and minority interest	2,674,799	2,316,356	2,072,642

        Contribution from activities outside the reportable segments primarily consists of general and administrative expenses and research and development expenses (including cost from software development contracts with one or more customers to jointly produce, modify, or customize software of €64,079 thousand (2005: €82,325 thousand; 2004: €111,966 thousand)). Other differences primarily relate to currency translation differences.
Segment Profitability
        A segment’s profitability is calculated as the ratio of segment contribution to segment external revenues.
Segment Assets
        We currently do not track assets or capital expenditures by operating segments in our internal reporting system and thus such information is not used by the Executive Board when making decisions about resource allocations. Goodwill by reportable segment is disclosed in Note 18.
Geographic Information
        The following tables present a summary of operations by geographic region.
        Revenue by sales destination is based upon the location of the customer whereas Revenue by operations reflects the location of our subsidiary responsible for the sale.

	Revenue by sales destination			Revenue by operations

	2006	2005	2004	2006	2005	2004

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,907,428	1,810,342	1,780,128	2,030,432	1,906,018	1,875,081
Rest of EMEA(1)	2,994,281	2,702,429	2,443,383	2,959,511	2,670,304	2,411,294

Total EMEA	4,901,709	4,512,771	4,223,511	4,989,943	4,576,322	4,286,375

United States	2,616,923	2,342,808	1,893,746	2,596,586	2,343,466	1,880,247
Rest of Americas	776,336	656,789	530,043	753,108	653,938	513,586

Total Americas	3,393,259	2,999,597	2,423,789	3,349,694	2,997,404	2,393,833

Japan	431,253	406,173	387,443	429,118	402,226	385,013
Rest of Asia Pacific Japan	675,902	593,888	479,750	633,368	536,477	449,272

Total Asia Pacific Japan	1,107,155	1,000,061	867,193	1,062,486	938,703	834,285

	9,402,123	8,512,429	7,514,493	9,402,123	8,512,429	7,514,493

	Income before income tax(2)			Total assets

	2006	2005	2004	2006	2005	2004

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	2,041,868	2,001,816	1,528,052	3,866,193	4,202,554	3,567,090
Rest of EMEA(1)	505,915	345,573	335,768	1,556,075	1,368,949	1,376,879

Total EMEA	2,547,783	2,347,389	1,863,820	5,422,268	5,571,503	4,943,969

United States	470,261	417,124	265,344	2,919,074	2,361,033	1,866,987
Rest of Americas	80,808	68,821	21,593	517,900	528,741	288,370

Total Americas	551,069	485,945	286,937	3,436,974	2,889,774	2,155,357

Japan	56,364	39,176	38,752	147,735	153,137	151,712
Rest of Asia Pacific Japan	140,664	93,717	62,027	497,867	448,328	334,434

Total Asia Pacific Japan	197,028	132,893	100,779	645,602	601,465	486,146

	3,295,880	2,966,227	2,251,536	9,504,844	9,062,742	7,585,472

	Property, plant, and equipment			Capital expenditures

	2006	2005	2004	2006	2005	2004

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	858,354	764,175	702,500	205,657	170,358	117,187
Rest of EMEA(1)	132,804	129,427	128,347	34,248	27,586	27,003

Total EMEA	991,158	893,602	830,847	239,905	197,944	144,190

United States	152,356	154,650	132,590	33,653	22,030	11,689
Rest of Americas	9,640	8,531	5,371	6,741	4,568	3,226

Total Americas	161,996	163,181	137,961	40,394	26,598	14,915

Japan	4,147	4,383	5,377	2,240	1,981	1,959
Rest of Asia Pacific Japan	48,894	33,799	24,898	29,266	14,157	10,924

Total Asia Pacific Japan	53,041	38,182	30,275	31,506	16,138	12,883

	1,206,195	1,094,965	999,083	311,805	240,680	171,988

(1)	Europe/ Middle East/ Africa.

(2)	Figures of the unconsolidated Stand-alone Financial Statements.

				Employees as of December 31,
	Depreciation			in full-time equivalents

	2006	2005	2004	2006	2005	2004

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	93,866	101,097	109,714	14,214	13,916	13,525
Rest of EMEA(1)	24,790	24,916	24,862	8,146	7,813	7,133

Total EMEA	118,656	126,013	134,576	22,360	21,729	20,658

United States	20,457	18,001	18,211	6,958	6,019	5,143
Rest of Americas	3,785	2,798	1,985	2,267	1,934	1,541

Total Americas	24,242	20,799	20,196	9,225	7,953	6,684

Japan	1,925	2,958	3,778	1,236	1,264	1,340
Rest of Asia Pacific Japan	10,712	7,936	5,916	6,534	4,927	3,523

Total Asia Pacific Japan	12,637	10,894	9,694	7,770	6,191	4,863

	155,535	157,706	164,466	39,355	35,873	32,205

(1)	Europe/ Middle East/ Africa.

        The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2006, approximately 51.8% of the research and development personnel are located in Germany, 11.8% in the rest of EMEA, 10.4% in the United States, 2.6% in the rest of the Americas, and 23.4% in the Asia Pacific Japan region.
        The following table presents total and software revenues disaggregated by six industry sectors for the year ended December 31:

	Total revenue by industry sectors			Software revenues by industry sectors(1)

	2006	2005	2004	2006	2005	2004

	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Process industries	1,996,408	1,765,909	1,469,136	731,300	659,346	489,024
Discrete industries	2,180,924	1,986,113	1,807,871	718,171	638,441	550,444
Consumer industries	1,666,666	1,457,006	1,349,825	538,949	463,504	426,547
Service industries	2,134,471	1,946,026	1,673,901	628,289	552,120	455,054
Financial services	590,861	543,360	519,115	183,516	179,046	197,511
Public services	832,793	814,015	694,645	271,066	290,294	242,432

	9,402,123	8,512,429	7,514,493	3,071,291	2,782,751	2,361,012

(1)	Based on actual customer assignment.

(31) BOARD OF DIRECTORS
EXECUTIVE BOARD

Membership on other supervisory boards and comparable governing bodies of enterprises, other than subsidiaries of the Company, in
Germany and other countries, on
December 31, 2006(1)

Prof. Dr. Henning Kagermann
Chief Executive Officer Overall responsibility for SAP’s strategy and business development, Global Communications, Global Intellectual Property, Internal Audit, Top Talent Management	Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany
Supervisory Board, Münchener Rückversicherungs- Gesellschaft AG, Munich, Germany
Supervisory Board, DaimlerChrysler Financial Services AG, Berlin, Germany (until July 31, 2006)
Shai Agassi Product development and technology, Industry solutions, Product and industry marketing
Léo Apotheker
Sales, Consulting, Education, Marketing	Supervisory Board, AXA, Paris, France Supervisory Board, Ginger Group, Paris, France (until January 12, 2007)
Dr. Werner Brandt
Chief Financial Officer Finance and Administration, Shared Services, SAP Ventures	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany
Prof. Dr. Claus E. Heinrich Labor Relations Director Global Human Resources, Quality Management, Internal IT, SAP Labs
Gerhard Oswald Global Service and Support, Custom Development, new dedicated midmarket solution
Dr. Peter Zencke Research, Application Platform, new dedicated midmarket solution	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany

(1)	Memberships on supervisory boards and comparable governing bodies of subsidiaries can be obtained from the Company upon request.

SUPERVISORY BOARD

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2006

Prof. Dr. h.c. mult. Hasso Plattner (2), (4), (5), (7) Chairman of the Supervisory Board
Helga Classen(1), (4), (7) Deputy Chairperson Chairperson of the Works Council of SAP AG and SAP Hosting AG & Co. KG
Pekka Ala-Pietilä(5) Executive Advisor to the CEO of Nokia Corporation, Espoo, Finland (until January 31, 2006) Co-founder and CEO Blyk Ltd., London, Great Britain (from April 12, 2006)
Board of Directors, Pöyry Plc, Vantaa, Finland (from March 7, 2006)
Board of Directors, CVON Group Limited (UK), London, Great Britain (from March 28, 2006)
Board of Directors, CVON Group
(UK), London, Great Britain (from March 28, 2006)
Board of Directors, CVON Innovations Limited (UK), London, Great Britain (from July 10, 2006)
Board of Directors, Blyk Services Oy (Finland), Helsinki, Finland (from May 12, 2006)
Willi Burbach(1), (4), (5) Developer
Prof. Dr. Wilhelm Haarmann(2), (6), (7)
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany	Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany
Bernhard Koller(1), (3) Manager of idea management
Christiane Kuntz-Mayr(1), (5), (7) Development architect
Lars Lamadé(1), (6) Project Manager Service & Support
Dr. Gerhard Maier(1), (2), (6) Development project manager

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2006

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
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board, DB Magnetbahn GmbH, Munich, Germany (from March 27, 2006)
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(5), (6) Professor at Saarland University, Saarbrücken, Germany

Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso-Plattner-Stiftung für Software-systemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany
Member of the Senate, Fraunhofer-Gesellschaft zur För-derung der angewandten Forschung e.V., Munich, Germany
Dr. Barbara Schennerlein(1), (7) Principal consultant

Membership on other supervisory boards and comparable
governing bodies of enterprises other than the Company, in
Germany and other countries on December 31, 2006

Dr. Erhard Schipporeit(3) Former member of the Executive Board, E.ON AG, Düsseldorf, Germany Management Consultant
Supervisory Board, Commerzbank AG, Frankfurt am Main, Germany
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Degussa AG, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON Ruhrgas AG, Essen, Germany (until December 31, 2006)
Supervisory Board, E.ON IS GmbH, Hanover, Germany (until December 31, 2006)
Supervisory Board, E.ON Risk Consulting GmbH, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON Audit Services, Düsseldorf, Germany (until December 31, 2006)
Supervisory Board, E.ON UK plc, Coventry, UK (until December 31, 2006)
Supervisory Board, E.ON US Investment Corp., Delaware, USA (until December 31, 2006)
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
        The total compensation of the Executive Board members for fiscal year 2006 amounted to €38,004 thousand (2005: €29,688 thousand). This amount includes €3,570 thousand (2005: €3,306 thousand) fixed and €12,749 thousand (2005: €20,520 thousand) performance-related compensation as well as €4,525 thousand (2005: €5,862 thousand) regular stock-based compensation, and €17,160 thousand additional nonrecurring stock-based compensation. The regular stock-based compensation corresponds to the fair value of the 170,945

(2005: 291,925) stock options and the additional nonrecurring stock-based compensation corresponds to 690,000 STARs, both issued to Executive Board members during the year.
        Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 10, 2007, the total annual compensation of the Supervisory Board members amounted to €1,820 thousand (2005: €879.2 thousand). This amount includes €650 thousand (2005: €439.6 thousand) fixed, €1,100 thousand (2005: €439.6 thousand) variable compensation, and €70 thousand (2005: €0 thousand) committee remuneration. The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.
        During fiscal year 2006, the pension payments to former Executive Board members were €725 thousand (2005: €474 thousand). The projected benefit obligation as of December 31, 2006, for former Executive Board members was €12,541 thousand (2005: €12,830 thousand).
        SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2006, or in 2005, or 2004.
        On December 31, 2006, members of the Executive Board held a total of 287,384 SAP shares, that is after the increase in capital (December 31, 2005: 31,346 SAP shares, corresponding in number to 125,384 post-capital increase SAP shares), members of the Supervisory Board held a total of 262,623,884 SAP shares, that is after the increase in capital (December 31, 2005: 70,396,026 SAP shares, corresponding in number to 281,584,104 post-capital increase SAP shares).
        Detailed information on the different elements of the compensation as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP’s Compensation Report which is part of SAP’s Review of Operations, SAP’s Annual Report on Form 20-F and which is available on SAP’s Web site.
(32) RELATED PARTY TRANSACTIONS
        Certain Executive Board and Supervisory Board members of SAP AG currently hold or held within the last year positions of significant responsibility with other entities as presented in Note 31. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of services and software at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.
        August-Wilhelm Scheer is the major shareholder and head of the Supervisory Board of IDS Scheer AG, a German software and IT services company. Until early 2004, we owned a minority stake in IDS Scheer (approximately 2.5% of IDS Scheer’s shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm’s length, whereby IDS Scheer mainly sells software and provides services to SAP at prices believed to be consistent with those negotiated at arm’s length.
        After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only.
        Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is a SAP partner, with which we generated revenues of €1.5 million in fiscal year 2006 (2005: €2.0 million; 2004: €1.9 million). SAP received services from Bramasol worth €0.01 million in 2006 (2005: €0.06 million; 2004: €0.06 million).

        In March 2005, we entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named “SAP Arena” (together with the right to use the SAP logo for certain purposes) and we received the right to use certain reserved seating in the arena and to hold certain events in the arena. The fees required to be paid by SAP pursuant to these agreements are immaterial to SAP.
        Until January 1, 2006, Wilhelm Haarmann practiced as a partner of the former law firm Haarmann Hemmelrath in their Frankfurt offices. Since January 1, 2006, he has practiced in HAARMANN Partnerschaftsgesellschaft in Frankfurt. The amount charged to SAP in 2006 for the services of HAARMANN Partnerschaftsgesellschaft was €0.07 million. Haarmann Hemmelrath (HH) was an international group of advisory firms in the fields of legal, tax, audit, and management consultancy services. HH provided valuation services, tax, and legal counsel services for entities of the SAP Group. The total amount charged to SAP for those services in 2005 was €0.3 million and in 2004 €1.6 million. SAP was informed by HH that revenues generated with SAP represented approximately 1% of HH’s revenue of the years 2005 and 2004. Additionally HH was a customer of SAP. Amounts paid by HH to SAP for products and services were €3 thousand in 2005 and €2 thousand in 2004.
        At no point in the years ended December 31, 2006, 2005, or 2004, did the Company grant loans to any member of SAP AG’s Executive Board and Supervisory Board. During the years ended December 31, 2006, 2005, and 2004, there were no significant transactions between the Company and the major shareholders as outlined in Note 23.
        As discussed in Note 16, we have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board with aggregate outstanding balances of €50.5 million, €48.0 million, 8and €42.8 million at December 31, 2006, 2005, and 2004, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options.
(33) PRINCIPAL ACCOUNTANT FEES AND SERVICES
        In SAP AG’s Annual General Meeting of Shareholders held on May 9, 2006, SAP’s shareholders appointed KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/ Berlin (KPMG Germany), to serve as SAP AG’s independent auditors for the 2006 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services in 2006 and the two previous years:

	2006	2005	2004

	€(000)	€(000)	€(000)
Audit fees	7,435	5,234	4,328
Audit-related fees	641	1,090	888
Tax fees	57	154	1,198
All other fees	375	196	38

	8,508	6,674	6,452

        “Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. “Audit-related fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed-upon procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category “All other fees” include other support services, such as training and expert advice on issues unrelated to accounting and taxes.
        For services provided by KPMG Germany we recorded in 2006 expenses of €2,853 thousand (2005: €2,490 thousand) out of which €2,453 thousand (2005: €1,778 thousand) were for audit services, €27 thousand (2005: €62 thousand) for tax services, and €373 thousand (2005: €650 thousand) for other services.
(34) SUBSEQUENT EVENT
        On March 22, 2007, the U.S.-based Oracle Corporation and certain of its subsidiaries (“Oracle”) filed a lawsuit in the United States against Tomorrow Now, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG. The lawsuit alleges violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage and civil conspiracy. The lawsuit alleges that between September 2006 and January 2007 SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. We have started the process of reviewing the complaint and assessing the allegations contained therein. Currently, we cannot reasonably estimate the range of any possible loss. However, this litigation, as any litigation, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that this litigation would not have a material adverse effect on our business, financial position, income, or cash flows.

SCHEDULE II
Valuation and Qualifying Accounts and Reserves
Years ended December 31, 2006, 2005, and 2004

	Year ended December 31,

	2006	2005	2004

	€(000)	€(000)	€(000)
Balance at beginning of year	72,889	63,362	71,011
Charged (credited) to costs and expenses(*)	(40,453)	12,383	1,742
Amounts written off	(5,399)	(8,053)	(7,700)
Currency translation and other changes	(2,140)	5,197	(1,691)

Balance at end of year	24,897	72,889	63,362

(*) Includes the provision of bad debt expense based on aging charged (credited) to other operating expense/(income) of €(43,004) thousand, €3,409 thousand, and €1,791 thousand in 2006, 2005, and 2004, respectively.

S-1