Form 20-F
period 2007-12-31
SAP AKTIENGESELLSCHAFT SYSTEMS APPLICATIONS PRODUCTS IN DATA
filed 2008-04-02
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
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

Ordinary Shares, without nominal value (as of December 31, 2007)**	1,246,258,408
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
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
     Large accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other ☐
     If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

 * Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares.

** Including 48,064,829 treasury shares.

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

In this Annual Report on Form 20-F: (i) references to “US$,” “$,” or “dollars” are to U.S. dollars; (ii) references to “€” or “euro” are to the euro. Our financial statements are denominated in euros, which is the currency of our home country, Germany. Certain amounts that appear in this Annual Report on Form 20-F may not sum because of rounding adjustments.

Unless otherwise specified herein, all euro financial data that have been converted into dollars have been converted at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2007, which was US$1.4603 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or on any other dates. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” On March 14, 2008, the Noon Buying Rate for converting euro to dollars was US$1.5604 per €1.00.

Unless the context otherwise requires, references in this Annual Report on Form 20-F to ordinary shares are to SAP AG’s ordinary shares, without nominal value. References in this Annual Report on Form 20-F to “ADSs” are to SAP AG’s American Depositary Shares, each representing one SAP ordinary share.

“SAP,” the “SAP logo,” “R/2,” “R/3,” “SAP NetWeaver,” “Duet,” “SAP Business ByDesign” and other SAP product and service names mentioned herein are trademarks or registered trademarks of SAP AG in Germany and in several other countries. This Annual Report on Form 20-F also contains product and service names of companies other than SAP that are trademarks of their respective owners.

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

The words “aim,” “anticipate,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” “guidance,” “outlook” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such information includes, for example, the statements made in “Item 5. Operating and Financial Review and Prospects,” but also appears in other parts of this Annual Report on Form 20-F. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those statements. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information — Risk Factors” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

This Annual Report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., or Gartner, a provider of market information and strategic information for the IT industry, and International Data Group, or IDC, a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets. This type of data represents only the estimates of Gartner, IDC and other sources of industry data. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

USE OF NON-GAAP FINANCIAL MEASURES

This filing discloses certain financial measures such as Non-GAAP software and software-related service revenue, Non-GAAP operating margin, and constant currency period-over-period changes in revenue and operating expenses. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or our other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this report are reconciled to the nearest U.S. GAAP measure, except for 2008 figures for which we provide only a projected non-GAAP financial measure without reconciling to a corresponding projected U.S. GAAP measure.

Non-GAAP software and software-related service revenue and Non-GAAP operating margin

We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business — in addition to financial data prepared in accordance with U.S. GAAP. The outlook we provide for 2008 is based on non-U.S. GAAP revenue and non-U.S. GAAP operating margin financial measures we have been using since the beginning of 2008 for our budgets, forecasts, reports, compensation, and communications. Our current non-GAAP financial measures are not the same as those used in prior years. Throughout 2006, we disclosed adjusted operating income, adjusted operating margin, adjusted operating expenses, adjusted net income and adjusted EPS, which excluded share-based compensation expenses and certain other expense items. Throughout 2007 we did not publish non-GAAP financial measures primarily since our management no longer believed that such information provided investors with enhanced information about our business or our performance, particularly due to changes in the U.S. GAAP accounting rules for share-based compensation. Beginning with the acquisition of Business Objects S.A. (“Business Objects”), which was first announced during the fourth quarter of 2007 and was completed in the first quarter of 2008, our management began to forecast certain revenue and operating margin information on a non-GAAP basis. Our management believes that our current non-GAAP revenue and operating margin financial measures are useful to investors as they provide additional information that enables a comparison of year-over-year operating performance by eliminating one-time effects resulting from acquisitions and certain acquisition-related charges that include a component that cannot be determined until our purchase price accounting is complete. The adjustments to our U.S. GAAP revenue and operating margin figures which form the basis of our current non-GAAP financial measures are described below.

“Non-GAAP software and software-related service revenue” as disclosed in this report is considered a non-GAAP financial measure because it has been adjusted from the corresponding U.S. GAAP number by including the full amount of the post-acquisition Business Objects support revenues that would have been recognized by Business Objects, had it remained a stand-alone entity but that are not permitted to be recognized as SAP revenue under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.

Under U.S. GAAP, we will record at fair value the legal performance obligation assumed by SAP related to Business Objects support contracts that are in effect at the time of the acquisition of Business Objects. This fair value amount will be recorded as deferred revenue through purchase accounting and will be recognized as revenue in the periods the services to which the performance obligations relate are provided. Consequently, software and software-related service revenue under U.S. GAAP for periods after the Business Objects acquisition will not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts if SAP had not acquired Business Objects. Adjusting revenue numbers for the effects of this purchase accounting adjustment provides insight into our anticipated future performance because the support contracts are typically one-year contracts, and renewals of these contracts are expected to result in future revenue amounts that are not affected by the business combination-related fair value accounting.

“Non-GAAP operating margin” as disclosed in this report is considered a non-GAAP financial measure because it has been adjusted from the corresponding U.S. GAAP operating margin number by including the full amount of Business Objects support revenue as discussed above and by excluding acquisition-related charges. Acquisition-related charges in this context comprise:

•	Amortization expense related to intangible assets acquired in business combination and standalone purchases of intellectual property;

•	Expense related to purchased in-process research and development, which is recorded at fair value at the acquisition date and is immediately expensed; and

•	Restructuring charges to the extent they were incurred in connection with business combinations but accounted for under Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, in SAP’s U.S. GAAP financial statements.

Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore, acquisition-related charges may include one-time charges that do not adequately reflect our ongoing operating performance. Moreover, eliminating acquisition-related charges provides additional useful information in comparing our operating performance over time.

We believe that our non-GAAP financial measures described above have limitations, particularly as the exclusion or inclusion of certain amounts may be material to us. We therefore do not evaluate our own growth and performance without considering both the non-GAAP financial measures and the corresponding U.S. GAAP measures. We caution the readers of this report to follow a similar approach by considering the non-GAAP financial measures only in addition to, and not as a substitute for or superior measure to, revenue, operating margin, or other measures of financial performance prepared in accordance with U.S. GAAP.

As comparators for our 2008 outlook guidance, we show our 2007 Non-GAAP software and software-related service revenue and Non-GAAP operating margin. They reconcile to the nearest U.S. GAAP equivalents as follows:

		Business Objects
		Support Revenue Not		Non-GAAP
	U.S. GAAP Financial	Recorded Under U.S.	Acquisition-Related	Financial
2007	Measure	GAAP	Charges	Measure
	€ millions, except operating margin

Software and software-related service revenue	7,427	—	—	7,427
Total revenue(1)	10,242	—	—	10,242
Operating income(1)	2,732	—	61	2,793
Operating margin on continuing operations	26.7%	—	0.6%	27.3%

(1)	These financial measures are the numerator or the denominator in the calculation of our Non-GAAP operating margin and the comparable U.S. GAAP operating margin, and are included in this table for the convenience of the reader.

Non-GAAP software and software-related service revenue in 2007, which amounted to €7,427 million, is equivalent to the U.S. GAAP measure because the acquisition of Business Objects did not close until the first quarter of 2008. Our current forecasted 2008 growth rate for Non-GAAP software and software-related service revenue is in the range of 24% to 27%, of which approximately two percentage points (or approximately €180 million) will likely be attributable to the effect of including the Business Objects support revenue not recorded under U.S. GAAP as described above. These prospective figures exclude currency fluctuation effects, which could be material. The €180 million adjustment related to the post-acquisition Business Objects support revenue not recorded under U.S. GAAP is an estimate and the actual figure may be different due to the fact that the purchase price allocation is not yet finalized.

Non-GAAP operating margin was 27.3% for 2007, which excludes the effect of acquisition-related charges of 0.6% (or €61 million which relates to the acquisitions closed in 2007 or earlier). Operating margin under U.S. GAAP for 2007 was 26.7%. Our total revenue for 2007 under U.S. GAAP was €10.2 billion; the comparable figure on a non-GAAP basis is the same because, as described above, the acquisition of Business Objects did not close until the first quarter of 2008. Our operating income for 2007 under U.S. GAAP was €2.7 billion; the comparable figure on a non-GAAP basis is €2.8 billion. The difference is due to eliminating the effect of acquisition-related charges as defined above.

Non-GAAP operating margin for 2008 is expected to be between 27.5% and 28.0% on a constant currency basis. The comparable prospective U.S. GAAP operating margin figure for 2008 is not accessible. Reconciling items between Non-GAAP operating margin and U.S. GAAP operating margin include the post-acquisition Business Objects support revenue not recorded under U.S. GAAP, which is estimated to be €180 million for 2008 as discussed above, and acquisition-related charges as defined above, the amount of which is still subject to uncertainty for 2008 primarily due to the Business Objects acquisition and any new acquisitions we may have in 2008. In addition, the effect of currency fluctuations during 2008, which is uncertain at this time, may have material impact on the actual non-GAAP and U.S. GAAP operating margins for 2008.

See “Item 5. Operating and Financial Review and Prospects — Outlook 2008” for related discussions.

Constant Currency Period-Over-Period Changes

We believe it is important for investors to have information that provides insight into our sales growth. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both growth in sales volume and currency effect impact period-over-period changes in sales revenue. We do not sell standardized units of products and services. Therefore we cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating sales volume growth, we present information about our revenue growth and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and income by translating revenue using the average exchange rates from the previous year instead of the current year.

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

Constant currency year-over-year changes in revenue and operating expense reconcile to the respective unadjusted year-over-year changes as follows:

	Percentage change	Constant currency
	from 2006 to 2007	percentage change	Currency
	as reported	from 2006 to 2007	effect
	%	%	%

Software revenue	13	18	(5)
Support revenue	11	15	(4)
Software and software-related service revenue	13	17	(4)
Consulting revenue	(1)	2	(3)
Training revenue	7	11	(4)
Other service revenue	18	23	(5)
Professional service and other service revenue	1	4	(3)
Total software revenue by Region(1):
EMEA region	14	15	(1)
Americas region	8	16	(8)
Asia Pacific Japan region	28	32	(4)
Total revenue by Region(1):
United States	4	13	(9)
Rest of Americas region	12	15	(3)
Japan	4	14	(10)
Rest of Asia Pacific Japan region	22	24	(2)
Total revenue	9	13	(4)
Operating expense	10	14	(4)
Segments:
Product segment revenue	11	15	(4)
Software revenue	12	16	(4)
Support revenue	9	14	(5)
Subscription and other software-related service revenue	41	45	(4)
Product segment expense	18	21	(3)
Product segment contribution	7	11	(4)
Consulting segment revenue	3	7	(4)
Americas region	3	11	(8)
Consulting segment expense	2	6	(4)
Consulting segment contribution	6	10	(4)
Training segment revenue	12	16	(4)

	Percentage change	Constant currency
	from 2005 to 2006	percentage change	Currency
	as reported	from 2005 to 2006	effect
	%	%	%

Software revenue	9	11	(2)
Support revenue	9	10	(1)
Software and software-related service revenue	11	12	(1)
Other service revenue	35	36	(1)
Total revenue by Region(1):
United States	11	14	(3)
Rest of Americas region	18	16	2
Japan	6	14	(8)
Rest of Asia Pacific Japan region	15	16	(1)
Total revenue	10	11	(1)
Operating expense	10	11	(1)
Segments:
Product segment revenue	10	11	(1)
Software revenue	9	11	(2)
Support revenue	10	11	(1)
Product segment expense	7	8	(1)
Product segment contribution	12	14	(2)
Consulting segment contribution	30	32	(2)
Training segment revenue	16	17	(1)

(1)	Based on customer location

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial information of SAP for the five most recent fiscal years. The selected consolidated financial information of SAP is a summary of, is derived from and is qualified by reference to, our consolidated financial statements. The selected consolidated balance sheet data as of December 31, 2005, 2004 and 2003 and the selected consolidated income statement data for the years ended December 31, 2004 and 2003 are derived from our audited consolidated financial statements prepared under U.S. GAAP. However, we have not included our audited consolidated financial statements for those periods in this document. The selected consolidated balance sheet data as of December 31, 2007 and 2006 and the selected consolidated income statement data for the years ended December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements, which are included in “Item 18. Financial Statements” and have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”), independent registered public accountants, whose report appearing elsewhere in this document refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006, and the adoption of the fair value method of accounting for stock-based compensation as required by SFAS No. 123(R), Share-Based Payment, effective January 1, 2006.

	Year Ended December 31,
	2007	2007	2006	2005	2004(4)	2003(4)
	US$(1)	€	€	€	€	€
	In millions, except earnings per share data

Income Statement Data:
Total revenue	14,957	10,242	9,393	8,509	7,514	7,025
Operating income	3,991	2,732	2,578	2,337	2,018	1,724
Income from continuing operations before income taxes and minority interest	4,173	2,857	2,688	2,323	2,073	1,777
Net income	2,825	1,934	1,881	1,502	1,311	1,077
Earnings per share based on Net income(2)
Basic	2.32	1.59	1.53	1.21	1.05	0.87
Diluted	2.32	1.59	1.52	1.20	1.05	0.87
Earnings per share based on Income from continuing operations(2)
Basic	2.34	1.60	1.53	1.21	1.05	0.87
Diluted	2.34	1.60	1.53	1.21	1.05	0.87
Other Data:
Weighted-average number of shares outstanding(2)
Basic	1,207	1,207	1,226	1,239	1,243	1,243
Diluted	1,210	1,210	1,231	1,243	1,249	1,246

	Year Ended December 31,
	2007	2007	2006	2005	2004(4)	2003(4)
	US$(1)	€	€	€	€	€
	In millions, except earnings per share data

Balance Sheet Data:
Cash and cash equivalents (excluding restricted cash)	2,348	1,608	2,399	2,064	1,506	839
Total assets(4)	15,138	10,366	9,503	9,040	7,585	6,326
Shareholders’ equity	9,497	6,503	6,136	5,782	4,594	3,709
Subscribed capital	1,820	1,246	1,268	316	316	315
Short-term financial debt(3)	47	32	31	22	26	19
Long-term financial debt(3)	9	6	3	11	11	13

(1)	Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.4603, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2007. See “— Exchange Rates” for recent exchange rates between the euro and the dollar.

(2)	Amounts are retrospectively adjusted for all periods presented for the effect of the December 15, 2006 fourfold increase in the number of shares under a capital increase pursuant to German law. Furthermore, the 2007 figures reflect cancellation of 23,000,000 treasury shares effective September 7, 2007. See “Item 9. The Offer and Listing — General” for more detail of the share increase and the cancellation of shares.

(3)	Financial debt represents bank loans, overdrafts and capital lease obligations. Short-term means a remaining life of one year or shorter; long-term, beyond one year. The balances include convertible bonds issued pursuant to share-based compensation plans. See “Item 6. Directors, Senior Management and Employees — Share-Based Compensation Plans.”

(4)	Total assets in 2007 include assets held for sale which represent net assets of the discontinued operations. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements” for further discussion on the discontinued operations. The discontinued operations were acquired by us in 2005 so income statement and balance sheet data in 2004 and 2003 does not reflect any discontinued operation.

EXCHANGE RATES

The prices for ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the American Depositary Shares (ADSs) in the United States. See “Item 9. The Offer and Listing” for a description of the ADSs. In addition, SAP AG pays cash dividends, if any, in euro, and such exchange rate fluctuations will also affect the dollar amounts received by the holders of ADSs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADSs. The deposit agreement with respect to the ADSs requires the depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt.

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

The following table sets forth the average, high and low Noon Buying Rates for the euro expressed as dollars per €1.00.

Year	Average(1)	High	Low

2003	1.1411	1.2597	1.0361
2004	1.2478	1.3625	1.1801
2005	1.2400	1.3476	1.1667
2006	1.2661	1.3327	1.1860
2007	1.3797	1.4862	1.2904

Month	High	Low

2007
July	1.3831	1.3592
August	1.3808	1.3402
September	1.4219	1.3606
October	1.4468	1.4092
November	1.4862	1.4435
December	1.4759	1.4344
2008
January	1.4877	1.4574
February	1.5187	1.4495
March (through March 14, 2008)	1.5604	1.5195

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 14, 2008 was US$1.5604 per €1.00.

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

	Dividend Paid
	per Ordinary
	Share
Year Ended December 31,	€		US$

2003	0.20		0.24	(1)(4)
2004	0.28		0.35	(1)(4)
2005	0.36		0.43	(1)(4)
2006	0.46		0.62	(1)(4)
2007 (proposed)	0.50	(2)	0.78	(2)(3)(4)

(1)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on the dividend payment date. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval of the Annual General Meeting of Shareholders of SAP AG to be held on June 3, 2008.

(3)	Translated for the convenience of the reader from euro into dollars at the Noon Buying Rate for converting euro into dollars on March 14, 2008 of US$1.5604 per €1.00. The depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt. The dividend paid may differ due to changes in the exchange rate.

(4)	One SAP ADS currently represents one SAP AG ordinary share. Accordingly, the final dividend per ADS is equal to the dividend for one SAP AG ordinary share and is dependent on the euro/dollar exchange rate.

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

RISK FACTORS

Economic Risks

A downturn in the economic conditions in the regions in which we operate, in the software markets in those regions or in our customers’ specific industries has in the past resulted, and may in the future result, in a significant fluctuation of demand for our products, causing our revenues and profitability to suffer.

Implementation of SAP software products can constitute a major portion of our customers’ overall corporate budget, and the amount customers are willing to invest in acquiring and implementing SAP products and the timing of our customers’ investments have tended to vary due to economic or financial crises or other business conditions. A recession or slow or weak economic recovery of technology and software markets could have a material adverse effect on our business, financial position, operating results or cash flows. In particular, our profitability and cash flows may be significantly adversely affected by adverse economic conditions in Europe or the United States because we derive a substantial portion of our revenue from software licenses and services in those geographic regions.

One important feature of our long-term strategy for growth is to increase our offerings for the small and midsize enterprise segment. A slowdown in growth, recession, or slow or weak economic recovery could inhibit the creation and financial strength of those businesses and thereby delay or prevent altogether that key element of our growth strategy.

See “Item 4. Information About SAP — Business by Region” for information on the regions in which we operate and “Item 4. Information About SAP — Revenue by Industry Sector” for information on the industries in which our customers operate.

Social and political instabilities including those caused by terrorist attacks, the risk of war or international hostilities as well as the risk of pandemic disease outbreaks could adversely impact our business.

Terrorist attacks and other acts of violence or war as well as the risk of pandemic disease outbreaks and natural disasters could have a negative impact on the world economy, contribute to a climate of economic and political uncertainty and affect our and our customers’ revenue growth and investment decisions over an extended period of time. Furthermore, such occurrences could make business continuity and business travel more difficult, thus interfering with customers’ decision making processes and our ability to sell products and provide services to them.

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

The entire IT sector, including the software industry, has in recent years experienced a period of consolidation through mergers and acquisitions. Although consolidations in the industry may create market opportunities for remaining players, uncertainty among potential customers about future IT investment plans can also result which can cause longer sales cycles for us. Also, consolidated companies may emerge as stronger competitors with more resources, a larger customer base and a wider variety of product offerings than what we have.

Due to intense competition, our market share and financial performance could suffer.

The software industry is intensely competitive. As part of our business strategy, over the last few years we have focused our efforts in areas where demand is expected to grow more rapidly. In particular, we have been focusing on the completion of our enterprise service-oriented architecture road map, customer relationship management on-demand solutions, solutions for small and midsize enterprises such as our new SAP Business ByDesign on-demand solution, as well as industry-tailored solutions for specific industries such as retail and financial services. Our expansion from traditional large enterprise resource planning (ERP) product offerings exposes us to different competitors in size, geographic location and specialty. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs better than we do. Competition, with respect to pricing, product quality and functionalities/features, and consulting and support services, could increase substantially and result in price reductions, cost increases or loss of segment share.

The continuing trend towards outsourcing business processes to external providers (business process outsourcing, or “BPO”) could result in increased competition for us with systems integrators, consulting firms, telecommunications firms, computer hardware and software vendors and other IT service providers.

The software application delivery model often referred to as “SaaS,” or software as a service, is becoming popular particularly in the mid-market due to its low initial cost requirements and Web-based operability. Our on-demand solutions, including the newly introduced SAP Business ByDesign targeted for midsize enterprises, face strong competition in this SaaS arena.

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

Our large installed customer base has traditionally generated additional new software, maintenance, consulting and training revenues. Some of the recently developed or planned SAP offerings are geared towards substantially expanding the scope of potential users within our installed customer base such as our business user solutions — tools and applications designed to help companies organize and manage information to optimize everyday business activities and improve the way employees work. Examples include Duet, a joint solution offering developed with Microsoft Corporation, and various BI (business intelligence) solutions by SAP as well as Business Objects, which we acquired in the first quarter of 2008. We believe that such offerings pose an opportunity for us to continue to generate revenue from existing customers. If we are unable to enhance our existing products and services or develop new products according to market needs in a timely manner, customers may not necessarily license additional SAP products or contract for additional services or maintenance in the future, in which case our revenues could decrease and our operating results could be adversely affected.

Strategic Planning Risks

Demand for our newly introduced products such as SAP Business ByDesign targeted for midsize companies may not develop as planned and our midmarket strategy with the new business model may not be successful.

We are investing significant resources in further developing and marketing new and enhanced products and services. Demand and customer acceptance for recently introduced products and services are subject to a high level of uncertainty.

Targeting midsize companies with our new SAP Business ByDesign solution has been a key part of our strategy. To that end, expanding our network of business partners and creating the infrastructure for volume business are of great importance. To tap potential business in the lower midmarket, we have spent approximately €125 million in 2007 in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a larger, diversified partner ecosystem.

We consider the offering of our newly architectured solution, SAP Business ByDesign, to be a new business model for us in contrast to our traditional software solution offerings because of its different approach to market and different product appeal to a large mass of midsize companies who have traditionally not considered purchasing an integrated business application to support their core business functions. For example, SAP Business ByDesign allows personalized online trials before purchase and is designed for rapid deployment with ready-to-use functionality and preconfigured business processes.

Despite our efforts, demand for these products and services may not develop, which could have a material adverse effect on our business, financial position and results of operations or cash flows.

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

Our operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Competition for managerial and skilled personnel in the software industry remains intense. Especially as we embark on the introduction of new and innovative technology offerings, we are relying on being able to build up and maintain a specialized workforce with deep technological know-how to ensure an optimal implementation of such new technologies in accordance with our clients’ demands. Such personnel in certain regions (including the United States, Europe and India) are in short supply. We expect continued increases in compensation costs in order to attract and retain senior managers and skilled employees, especially in times of strong economic growth. Most of our current employees, with the exception of selected managers, are subject to employment agreements or conditions that do not contain post-employment noncompete provisions and, in the case of most of our existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. There can be no assurance that we will continue to be able to attract and retain the personnel we require to develop and market new and enhanced products and to market and service our existing products and conduct our operations successfully. Further, our recruiting of personnel may expose us to claims from other companies seeking to prevent their employees from working for a competitor.

If we do not effectively manage our growth, our existing personnel and systems may be strained and our business may not operate efficiently.

We have a history of rapid growth and will need to effectively manage our future growth to be successful. In the past years, we experienced an industry-wide trend in customer spending away from a lower volume of very large contracts to a higher volume of smaller contracts. In order to support our future growth, we expect to continue in the long-term to incur significant costs to increase headcount in key areas of our business, explore and/or enter new markets and build infrastructure ahead of anticipated revenue. We increased our headcount by 10% in 2006 and by 12% in 2007. There can be no assurance that significant increases in employees and infrastructure will lead to growth in revenue or operating results in the future. Also, there is no assurance that we will be able to meet these increased staffing needs by increasing headcount in lower cost countries such as India or China due to, for example, increased competition for skilled workers in such countries. As a result, our operating margin and revenue figures per employee could decline. In addition, the ability to control costs could adversely affect revenue, profitability and cash flow in the future.

Organizational and Governance-related Risks

Principal shareholders may be able to exert control over our future direction and operations.

As of March 14, 2008, the beneficial holdings of SAP AG’s principal shareholders and the holdings of entities controlled by them constituted in the aggregate approximately 29% of the outstanding ordinary shares of SAP AG. If SAP AG’s principal shareholders and the holdings of entities controlled by them vote in the same manner, it may have the effect of delaying, preventing or facilitating a change in control of SAP or other significant changes to SAP AG or its capital structure. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

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

We are subject to significantly increased governance-related regulatory requirements both in Germany and the United States

SAP AG as a stock corporation domiciled in Germany and listed in Germany and the United States is subject to governance-related regulatory requirements under both jurisdictions. These standards are among the highest standards worldwide and have grown considerably in the past few years. In the United States, the

Sarbanes-Oxley Act of 2002 requires the establishment, ongoing assessment and certification of an effective system of internal control over financial reporting accompanied by stringent documentation efforts for companies and their external auditors. Also in the United States, the Foreign Corrupt Practices Act requires not only accurate books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption on an international scale. Since the German federal government issued the “10-point program to strengthen corporate integrity and investor protection” in February 2003, various new legislation was passed to improve investor protection, transparency and shareholder democracy. Given the high level of complexity of these laws there can be no assurance that we will not be held in breach of certain regulatory requirements, for example, through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. Any corresponding accusation against us, whether merited or not, may have a material adverse impact on our reputation as well as the trading price of our ordinary shares and ADSs.

U.S. judgments may be difficult or impossible to enforce against us or our Board members.

SAP AG is a stock corporation organized under the laws of Germany. Currently, except for John Schwarz, all members of SAP AG’s Executive Board and all members of the Supervisory Board are non-residents of the United States. A substantial portion of the assets of SAP and such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident persons or us or to enforce against non-U.S. resident persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany.

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

Although the euro has been our financial and reporting currency since January 1, 1999, a significant portion of our business is conducted in currencies other than the euro. Approximately 66% of our consolidated revenue in 2007 was attributable to operations in non-euro member states and translated into euro. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect, although such effects may be short term in nature.

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

We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of proposals, including the date when they estimate that a customer will make a purchase decision and the potential revenue from the sale. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates may not consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based upon anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year. We increased over the recent years, and plan to continue to increase throughout 2008, the following expenditures:

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

We have introduced new licensing models such as on-demand and subscription models which typically result in revenue being recognized over time. Although revenue from such new models is still relatively insignificant, we expect it to grow in the future. A significant portion of the related cost of developing, marketing and providing our solutions to customers under such new models could be incurred prior to the recognition of revenue, thus impacting our profit margin in the short term.

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

Our financial statements are based upon the accounting policies as described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements.” Such policies require management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Facts and circumstances which management uses in making estimates and judgments may change from time to time and may result in significant variations, including adverse effects on our results of operations or financial position. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies.”

Revenue recognition accounting pronouncements and interpretations may adversely affect our reported results of operations.

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations. Our revenue recognition policies are described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

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

Implementation of SAP software is a process that often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we have little or no control. Some of our customers have incurred significant third-party consulting costs and experienced protracted implementation times in connection with the purchase and installation of SAP software products. We believe that these costs and delays were due in many cases to the fact that, in connection with the implementation of the SAP software products, these customers conducted extensive business re-engineering projects involving complex changes relating to business processes within the customers’ own organizations. However, criticisms regarding these additional costs and protracted implementation times have been directed at us, and there have been, from time to time, shortages of our trained consultants available to assist customers in the implementation of our products. In addition, the success of new SAP software products introduced by us may be adversely impacted by the perceived or actual time and cost to implement the SAP software products. We cannot provide assurances that protracted installation times or criticisms of us will not continue, that shortages of our trained consultants will not occur, or that our costs to perform installation projects will not exceed the fees we receive when fixed fees are charged by us.

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

To promote a broad adoption of the SAP NetWeaver platform, we are working with certified third-party independent software vendors (ISVs) using SAP NetWeaver as a basis to develop and offer their own certified solutions. To the extent that we cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions with significant errors may reflect negatively on our reputation and thus indirectly impede our own business operations. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to elect and use certain of our software products. The failure to receive acceptance from customers of the SAP NetWeaver platform, development by competitors of superior technology or significant errors in the solution could have a material adverse impact on our revenues, earnings and results of operations.

See Item 4. “Information about SAP — Description of the Business — Evolution of SAP Solutions” for a more detailed description of SAP NetWeaver.

Other Operational Risks

If we acquire other companies, we may not be able to integrate their operations effectively and, if we enter into strategic alliances, we may not work successfully with our alliance partners.

In order to complement or expand our business, we have made and expect to continue to make acquisitions of additional businesses, products and technologies, and have entered into, and expect to continue to enter into, a variety of alliance arrangements. Our current strategy for growth includes, but is not limited to, the acquisition of companies with the aim of strengthening our geographic reach, broadening our offerings in particular industries, or complementing our technology portfolio. Our acquisitions of Business Objects in January 2008 and OutlookSoft Inc. in 2007 are examples of such endeavors. Management’s negotiation of potential acquisitions or alliances, and management’s integration of acquired businesses, products or technologies could divert its time and resources. In addition, risks commonly encountered in such transactions include:

•	inability to successfully integrate the acquired business, including integrating different business and licensing models;

•	inability to integrate the acquired technologies or products with our current products and technologies;

•	potential disruption of our ongoing business;

•	inability to retain key technical and managerial personnel of the acquired business;

•	dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies;

•	assumption of unknown material liabilities of acquired companies;

•	incurrence of debt or significant cash expenditure;

•	difficulty in implementing or maintaining controls, procedures and policies;

•	potential adverse impact on our relationships with partner companies or third-party providers of technology or products;

•	impairment of relationships with employees and customers;

•	regulatory constraints; and

•	problems with product quality, product architecture, legal contingencies, product development issues or other significant risks that may not be detected through the due diligence process.

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

We have acquired and expect to continue to acquire equity interests in or make advances to technology-related companies, many of which currently generate net losses and may require additional funding from their investors. It is possible that changes in market conditions, the performance of companies in which we hold investments or to which we have made advances or other factors may negatively impact our results of operations and financial position or our ability to recognize gains from the sale of equity securities. Additionally, under German tax laws capital losses or write-downs of equity securities are not tax deductible, which may negatively impact our effective tax rate, cash flows and net income going forward. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies — Impairment Assessments.”

We may not be able to adequately obtain, enforce, or protect intellectual property rights.

We seek to protect our proprietary rights through a combination of applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures. All of these measures afford only limited protection and may be challenged, invalidated, held unenforceable, or otherwise circumvented. Some proprietary rights may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. Despite our efforts, there can be no assurance that these protections will be adequate to prevent third parties from obtaining, using, or selling what we regard as our proprietary information without authorization. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse engineer or otherwise obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use, which could adversely affect our competitive position and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could adversely affect our operating results. In addition, such enforcement actions could involve a partner or vendor and adversely affect our ability, and the ability of our customers, to access that partner or vendor’s products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

Third parties may claim we infringe their intellectual property rights.

There can be no assurance that, in the future, proprietary rights of third parties will not (a) preclude us from utilizing certain technologies in our products, (b) require us to pay damages to third parties, partners, or customers, or (c) enter into royalty and licensing arrangements on terms that are not favorable to us. Third parties have claimed and may claim in the future that we have infringed their intellectual property rights. Our software products have been, and we believe will increasingly be, subject to such claims as the number of products in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject our products to an injunction, require a complete or partial re-design of the relevant product, result in delays by customers in making spending decisions or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

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

DESCRIPTION OF THE BUSINESS

Overview

SAP was founded in 1972. Our core business is developing and licensing business software solutions. We also sell support, consulting, training and other services associated with our software products. Furthermore, we develop and market products in close cooperation with business partners.

As of December 31, 2007, we had 46,100 customers in over 120 countries and employ more than 43,800 individuals in more than 50 countries in the EMEA, Americas, and Asia Pacific Japan regions. We are headquartered in Walldorf, Germany. SAP consisted of SAP AG and its network of 139 operating subsidiaries. We have three lines of business that constitute our reportable segments: product, consulting and training. We tailor our solutions to serve the needs of customers in various industries which are divided into six industry sectors, namely process, discrete, consumer, service, financial services and public services. For a discussion of our geographic regions and industry sectors, see “Item 4. Information about SAP — Description of the Business — Business by Region,” “— Revenue by Industry Sector,” and Note 28 to our consolidated financial statements in “Item 18. Financial Statements.”

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

In the early 2000s, we continued to expand our product offerings to include the SAP Business Suite family of business applications that help enterprises improve business operations ranging from supplier relationships, production, and warehouse management to sales, administrative functions and customer relationships. We introduced the successor to SAP R/3 called the SAP ERP application, which is a component of SAP Business Suite.

We began in 2003 to adapt our portfolio of products to the new environment, mapping a route to a flexible new enterprise service-oriented architecture for software. A service-oriented architecture (SOA) is an industry term referring to a software architecture that supports the design, development, identification, and consumption of standardized services across the enterprise, thereby improving reusability of software components and creating agility in responding to change. The term “service” as used in “service-oriented architecture” means a Web service that is a self-contained functionality that can be accessed by applications across a network using mechanisms based on Web standards. An “enterprise service,” defined by us and our partners and customers, is a series of Web services combined with business logic that can be accessed and used repeatedly to support a particular business process. Aggregating Web services into business-level enterprise services provides more meaningful building blocks for composing applications to automate enterprise-scale business scenarios.

One key benefit of enterprise service-oriented architecture, or enterprise SOA, is the ability to rapidly map complex business processes with reusable enterprise services. Companies can use enterprise services to flexibly compose or alter applications as rapidly as their markets and business process needs change. Our platform for realizing enterprise SOA is the SAP NetWeaver technology platform. Together with the SAP NetWeaver technology platform and a repository of enterprise services, SAP ERP can serve as a business process platform, which is the unified environment that companies implement to perform their core business processes efficiently and to reorganize, extend, and create new business processes flexibly. In other words, SAP helps organizations establish their unique business process platform by delivering ready-to-execute software for business processes, reusable enterprise services that enable business process steps, and the technology to compose and deploy software that enables flexible business processes.

In 2007, SAP launched a new product, SAP Business ByDesign, which is designed entirely based on enterprise SOA to bring a comprehensive and adaptable business software solution to midsize companies. Initially we offer SAP Business ByDesign in an on-demand mode; we intend to introduce other deployment modes in the near future.

We also develop software solutions for business users. Traditionally, our software solutions touched only a certain group of users within our customers, including task workers who focus on executing their tasks within established business processes and handling routine transactions. Business users, identified as those who primarily work in unstructured processes and across organizational boundaries and who demand real-time contextual information to support better decision-making, are currently not fully leveraging corporate assets resident in enterprise applications. We have brought new products to address the needs of such business users who wish to take advantage of enterprise information. Examples of such products include Duet. Introduced in 2006, Duet is the first product jointly developed and supported by SAP and Microsoft. Duet enables employees to interact quickly and easily with selected SAP business processes and data without leaving the familiar Microsoft Office environment.

Newly Introduced Products and Product Versions

In 2007, our product development work focused on optimizing our solution portfolio. Working with our customers and partners, we developed numerous innovations and extended the functional range of our software products. These efforts created new solutions and updated versions of existing solutions in all four core areas of our product portfolio: enterprise applications and industry solutions, platform, software for small businesses and midsize companies, and offerings for business users. We also acquired companies and businesses to fill gaps in our portfolio of products.

Enterprise Application and Industry Solutions Offerings Expanded

We adapted the enterprise applications in the SAP Business Suite and all of our industry solutions for enterprise SOA and developed the following enhancements:

•	SAP ERP: In July, we announced the availability of the second enhancement package for the SAP ERP application. Next to functional enhancements, the package included specific innovations for the media, utilities, telecommunications, and retail industries. We announced the third enhancement package in December. It delivers reporting, financial, human resource management, and quality management capabilities. These enhancement packages enable customers to quickly and cost effectively take advantage of key innovations without moving to a new SAP ERP release.

•	SAP Customer Relationship Management (SAP CRM): In December, we introduced a new version of SAP CRM, which offers new enhancements, such as real-time offer management, trade promotions management, business communications, and pipeline performance management. By acquiring Wicom Communications, a provider of all-Internet Protocol software solutions, and integrating the Wicom capabilities with related SAP applications, we can now offer more efficient and powerful contact center and enterprise communications functions in the SAP Business Communications Management software.

•	SAP Product Lifecycle Management (SAP PLM): We enhanced our product lifecycle management software. With the enhancements to SAP PLM, manufacturers can better address two dominant business trends — the accelerated speed of change and the need to achieve competitive differentiation by collaboratively innovating within their business network.

•	SAP Supply Chain Management (SAP SCM): SAP SCM 2007 extended our supply chain management offering, with its new functionalities for supply network collaboration, extended warehouse management, transportation management, and sales and operations planning.

•	SAP Supplier Relationship Management (SAP SRM): In 2007, we introduced an on-demand electronic purchasing solution. Companies can use the SAP E-Sourcing on-demand solution for their sourcing and procurement processes, such as online auctions and responding to requests for proposals. We also launched an application for contract life-cycle management and a spend analytics application that enables companies to more effectively manage procurement costs and compliance.

•	SAP Auto-ID Infrastructure: Customers can use our new SAP Auto-ID Infrastructure offering for product tracking and authentication to collect and process product data from RFID tags. This is designed to enable them to pinpoint the exact location of any object at any time.

•	SAP Manufacturing: As a result of acquiring Factory Logic in late 2006, we added the SAP Lean Planning and Operations application to our offering for the manufacturing industry. It helps manufacturers adapt more effectively and more flexibly to the changing demands of their customers. In addition, as a result of our acquisition of Lighthammer in 2005, in the new version of the SAP Manufacturing Integration and Intelligence application plant employees have better, personalized access to the information they need for decision making.

Enhanced functionality of the SAP NetWeaver technology platform

We have also added new functions to the SAP NetWeaver technology platform. It now gives IT staff an even more powerful strategic technology platform to standardize, consolidate, and optimize their IT landscape and to develop and integrate innovative business process solutions.

•	SAP NetWeaver Composition Environment: We released the SAP NetWeaver Composition Environment offering, a lean, integrated, standards-based development, modeling, and runtime environment. Software developers and technical consultants can use it to extend application logic and, depending on users’ needs, compose new views and applications based on SAP software.

•	SAP NetWeaver Process Integration: Companies use new functions in the SAP NetWeaver Process Integration offering to make their business processes more flexible and to manage enterprise services. At its heart is the Enterprise Services Repository, which is used to define all enterprise services and manage them through their life cycle.

•	SAP NetWeaver Business Rules Management (BRM): In 2007, we acquired Yasu, a vendor of business rules management systems, and embedded its solutions in our SAP NetWeaver technology platform, helping our customers to apply their business rules consistently to all of their business processes in heterogeneous IT landscapes, and to update them as necessary.

•	SAP NetWeaver Identity Management: We acquired MaXware in May 2007. We integrated its identity management solution in the SAP NetWeaver technology platform and enhanced it to help companies save time and money by optimizing the administration of user accounts and passwords.

•	SAP NetWeaver Enterprise Search: In August 2007, we released the SAP NetWeaver Enterprise Search offering. It is designed to provide secure, seamless access to information and processes in SAP and non-SAP systems to help information workers navigate to key business data. It delivers highly relevant results and suggested actions that reflect the user’s role in the enterprise, and recognizes the business context of the search query.

•	SAP NetWeaver Mobile: A new version of the SAP NetWeaver Mobile offering provides new, scalable middleware to simplify the management of mobile devices, and improved security functions. New development tools help build mobile applications with very little programming work.

Solutions for the Midmarket

We developed the following new solutions and releases for small businesses and midsize companies in 2007:

•	SAP Business All-in-One: We released a new version of the SAP Business All-in-One solutions. Based on SAP ERP and SAP CRM, the solutions leverage the power of an enterprise SOA to offer midsize customers flexibility and simplicity in their use.

•	SAP Business ByDesign: In September, we launched SAP Business ByDesign. It is a business solution we developed for businesses with 100 to 500 employees — fast growing companies that typically have not experienced integrated business solutions before. SAP Business ByDesign is designed to deliver simplicity, adaptability, and a wide range of functions at low running cost. Initially we offer SAP Business ByDesign as an on-demand solution; we intend to make other deployment models available in the future.

•	SAP Business One: In 2007, we added new capabilities to SAP Business One such as financial capabilities from reconciliation to reporting and new Web-based capabilities such as Web CRM and e-commerce.

Expansion of Business User Portfolio

We expanded our portfolio of products with innovative offerings, notably:

•	SAP solutions for governance, risk, and compliance: We delivered new or enhanced versions of SAP solutions for governance, risk, and compliance, which include the SAP GRC Global Trade Services application, the SAP Customs Processing for Automated Export Systems (AES) application, the SAP GRC Process Control application, the SAP GRC Risk Management application, and the SAP GRC Access Control application. These applications help customers perform risk analysis, manage internal controls, and comply with regulations.

•	Analytic blueprints from SAP: By acquiring Pilot Software we added a critical piece of new technology that is now integrated into our portfolio of analytic applications. We now offer customers tools to foster the alignment of their business strategy across all of their organizations.

•	SAP Strategy Management: We acquired Pilot Software to enhance our portfolio of strategy management software. Customers use the SAP Strategy Management application to continuously manage and assess the three cornerstones of business performance — metrics, decisions, and goals.

•	SAP Business Planning and Consolidation: Our acquisition of OutlookSoft, a specialist company providing financial and strategy performance measurement solutions, extended our portfolio of solutions to help chief financial officers (CFOs). With its integrated planning, budgeting, forecasting, and consolidation capabilities, it is a solution that provides an effective control and planning toolbox.

•	Mobile business: Responding to growing interest in mobile business processes, we developed new mobile solutions and enhancements to existing mobile applications. Employees with mobile devices can be given access to core business processes.

•	Duet: Duet, which has been available since 2006, enables information workers to use SAP business data and business process software in the familiar Microsoft Office environment. In March 2007, we delivered a value pack with new scenarios for sales management, travel management, and demand planning. It comes with new configuration tools for the system administrator, and with more languages.

SAP’s Strategy

Trends and Orientation

Our mission and guiding principle is unchanged: To define and establish undisputed leadership in the emerging business process platform market, accelerate business innovation powered by IT for companies and industries worldwide, and thus contribute to global economic development on a grand scale.

The far-reaching and rapid changes in today’s business environment both pose a challenge and present opportunities. We are currently witnessing the continuing breakup of the classic value chain, with its fixed relationships between buyers and suppliers. In its place, we are seeing business network transformation, the development of dynamic networks of businesses that each offer different competencies. The companies that grasp this opportunity and adapt can gain a vital advantage on the global market. Increasingly, the strategic deployment of IT is becoming a critical success factor, not just for large enterprises, but also for small businesses and midsize companies.

We offer software and services that our customers can use to meet today’s challenges head on and gain the most from the new opportunities:

•	Accelerated innovation: In the next few years, we expect IT will play an increasingly key part in the development of new business models. SAP has the applications we believe companies will need.

•	Rapid strategic implementation: SAP’s solutions are imbued with our decades of experience of the business processes and requirements in specific industries. Our expertise helps our customers to optimize their procedures for maximum efficiency. Building a business process platform based on enterprise service-oriented architecture (enterprise SOA), SAP solutions offer a much more rapid way to implement new strategies than was possible with any earlier approach.

•	Return on human capital investment: SAP applications help our customers deploy their most important capital assets more profitably. Examples include efficient personnel development, teamwork across multiple locations on complex projects, and support for globally dispersed staff.

•	Responsible management with a global footing: SAP applications support legal compliance and responsible, value-driven governance, risk assessment, and control.

By building our traditional core business, we continue to deliver all of this value to our larger enterprise customers. At the same time, we are establishing new business with fast-growing smaller companies in the midmarket.

Expanding Our Traditional Core Business

Our traditional core customer base includes many large global enterprises and midsize companies with between 500 and 2,500 employees. Such companies use the SAP Business Suite applications or SAP Business All-in-One solutions to automate their business transactions, enabling better management and governance.

By continuing to develop SAP Business Suite applications for specific business requirements, we are helping our customers create more value. We are also delivering more data analysis and decision support solutions and are linking the structured information in SAP systems with unstructured information, helping our customers boost the productivity of their employees — and increasing the potential return our customers gain from their investment in SAP software.

All SAP Business Suite applications and SAP Business All-in-One solutions are now adapted for enterprise SOA. An enterprise SOA encourages agility, with standardized enterprise services that are deployable immediately. It also improves the stability, reliability, and scalability of enterprise software. Thus, it unlocks opportunities to innovate and adapt business processes rapidly as well as to reduce the total cost of ownership (TCO). By adding powerful enterprise services to the SAP NetWeaver technology platform, we are helping our customers evolve a true enterprise SOA from their existing IT landscapes. Our offering is an integrated combination of technology infrastructure and ready-to-run process components that are based on our wealth of specific expertise and experience in many industries.

Our partners, customers, and developers are collaboratively expanding and adding depth to our solution portfolios. Progressively, an ecosystem is growing in which, we believe, customers, partners, and developers all thrive on the benefits of enterprise SOA.

Developing New Business with Smaller Midmarket Companies

We already successfully provide SAP Business All-In-One solutions to customers in the range of 500 to 2,500 employees. SAP Business All-in-One solutions are built specifically for midsize companies that need a full range of industry-specific functions, functional depth, and the extensibility to meet their precise requirements.

However, companies in the range of 100 to 500 employees have distinctly different software needs. To them, implementing their new IT solution quickly, at minimum risk and predictable cost, is often more important than specific functional depth. Many such companies do not believe that their needs can be met by classic software offerings or by the available on-demand solutions.

To serve this segment, in 2007 we added the SAP Business ByDesign solution to our range of products. It is designed around four key principles: completeness, ease of use, adaptability, and significantly cutting TCO. Customers can use SAP Business ByDesign on the Internet, so they spend little time and money implementing it, and their IT risk is reduced. SAP Business ByDesign has built-in service and support, and customers can test it free of charge before they commit. It also enables customers to reduce their IT investment budgets.

The SAP Business One application is designed for businesses with fewer than 100 employees. SAP Business One is a single system that can automate the critical business operations such as sales, distribution, and finance.

Strategy for Growth

We plan to realize our potential for growth as follows:

•	Organic growth: Our growth strategy is based primarily on the internal development of our own product portfolio.

•	Co-innovation: We are expanding our partner ecosystem. This accelerates innovation by supporting the development of solutions built on the SAP NetWeaver technology platform, and leverages more sales channels to address the various market and customer segments.

•	Smart acquisitions: With targeted strategic “fill-in” acquisitions that add to our broad solution offering for individual industries or across industries, we gain specific technologies and capabilities that meet the needs of our customers. To accelerate our growth in the field of business intelligence, we have acquired Business Objects in January 2008. It is an acquisition that positions us to lead the market for business performance management with more innovative products.

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

SAP Solution Portfolio

SAP Applications

SAP applications, which include general-purpose applications and industry-specific applications, are the main building blocks of SAP solution portfolios for industries. They provide the software foundation with which organizations address their business issues.

•	General-purpose applications. These include the SAP Business Suite family of business applications which consists of SAP ERP (which is made up of the following solutions: SAP ERP Human Capital Management (SAP ERP HCM), SAP ERP Financials, SAP ERP Operations, and SAP ERP Corporate Services), SAP Customer Relationship Management (SAP CRM), SAP Product Lifecycle Management (SAP PLM), SAP Supply Chain Management (SAP SCM), and SAP Supplier Relationship Management (SAP SRM). These applications can be licensed individually or together as a suite, and in some cases, such as with customer relationship management, customers can choose to license the software as on-demand solutions. In addition, we offer various cross-industry optional applications such as SAP Global Trade Management, Environment, Health & Safety, Duet, and SAP solutions for radio frequency identification (RFID).

•	Industry-specific applications. These perform defined business functions in particular industries. These applications often are delivered as add-ons to general-purpose applications, particularly to the SAP ERP application. Some industry-specific applications may run stand-alone, and others require SAP ERP or other SAP Business Suite applications. Examples of industry-specific applications include the SAP Apparel and Footwear application for the consumer products industry and the SAP Reinsurance Management application for the insurance industry.

For large enterprises, we offer more than 25 tailored solution portfolios for industries. Solution portfolios for industries are created by SAP through the assembly of general-purpose applications, industry-specific applications, and, potentially, partner products. These portfolios support industry-specific business processes using software that is tailored to various roles in a business.

Our solution portfolios encompass the following six industry segments:

Process Industries
• Chemicals
• Mill Products
• Oil & Gas
• Mining
Discrete Industries
• Aerospace & Defense
• Automotive
• Engineering, Construction & Operations
• High Tech
• Industrial Machinery & Components
Consumer Industries
• Consumer Products
• Retail
• Wholesale Distribution
• Life Sciences	Services Industries
• Media
• Logistics Service Providers
• Postal Services
• Railways
• Telecommunications
• Utilities
• Professional Services
Financial Services
• Banking
• Insurance
Public Services
• Healthcare
• Higher Education & Research
• Public Sector
• Defense & Security

For small and midsize enterprises, we offer the SAP Business One application, the SAP Business All-in-One solutions, and the SAP Business ByDesign solution. SAP Business One targets small businesses with fewer than one hundred employees and offers capabilities for various work involved in managing a small business such as bookkeeping, reporting, sales and marketing, purchasing, and warehousing and inventory. It is developed by SAP and delivered by SAP channel partners who provide local services and support. SAP All-in-One solutions are designed to meet the requirements of midsize companies of up to 2,500 employees, and offer preconfigured industry-specific solutions for rapid deployment. The SAP Business All-in-One solutions are developed and sold by SAP, and deployed and supported by either SAP or an experienced partner. SAP Business ByDesign is developed, sold and supported by SAP and provided currently as an on-demand solution for midsize companies.

The SAP NetWeaver Technology Platform

The SAP NetWeaver technology platform is the foundation of SAP’s approach to a service-oriented architecture. In addition to complying with all relevant technology standards around Web services, SAP NetWeaver provides support for IT practices that enable customers to map their business problems to IT solutions by using combinations of SAP NetWeaver preintegrated functions.

SAP Services

The SAP Services portfolio of service offerings includes consulting, education, support, custom development, and managed services. The service offerings are categorized into software-related services and professional and other services. Software-related services include support services provided by the SAP Active Global Support organization and custom development provided by the SAP Custom Development organization. Revenue from these services was classified as software and maintenance revenue in our Consolidated Statements of Income until 2006. Beginning in 2007, such revenue is shown as software and software-related service revenue, together with revenue from our on-demand offerings and from subscriptions. See a more detailed discussion on this change in “Item 5. Operating and Financial Review and Prospects — Overview.”

Professional and other services include consulting, education and managed services. As a result of the change in our income statement presentation in 2007 discussed in the preceding paragraph, certain revenue from managed services, such as so-called mandatory hosting contracts in which the hosting components cannot be separated from the software components, is included in software and software-related service revenue.

Software-Related Services

•	SAP Custom Development. The SAP Custom Development organization develops custom solutions that address customers’ unique business requirements on the SAP NetWeaver platform. The service portfolio includes development services that help customers to extend and enhance existing SAP solutions or build new and innovative business solutions, and maintenance services to protect their custom solutions and SAP investment as their business evolves over time.

•	SAP Active Global Support. The SAP Active Global Support organization offers a broad range of services to support customers before, during and after implementation of our software solutions, providing around-the-clock technical support for high-priority messages to resolve issues as well as proactive, preventative support services to mitigate potential problems before they get out of hand. Key offerings of SAP Active Global Support include the SAP Standard Support option which provides the knowledge, tools, and functions to keep customers’ SAP environment up-to-date and running efficiently, and the SAP Premium Support option through which SAP’s experts take a more active role in establishing support operations. As part of the SAP Standard Support, customers are entitled to unspecified upgrades and enhancements to the software products they licensed.

Professional and Other Services

•	SAP Consulting. The SAP Consulting organization offers consulting, implementation, and optimization services that aim at delivering business value in all phases of the solution life-cycle, from the planning phase through building and running the solutions. SAP Consulting advises and supports customers on designing business processes and IT infrastructure, helps customers with project management, solution implementation and integration, and helps with solution and IT landscape optimization to adapt to changing business needs of customers.

•	SAP Education. The SAP Education organization provides the training and tools required to assist SAP customers and partners in maximizing the benefits attained from SAP solutions. SAP Education services include education needs analysis, education delivery via classroom or e-learning, assessment certification and continuous improvement.

•	SAP Managed Services. The SAP Managed Services organization provides a comprehensive portfolio of services which include application management services and hosting services, running and managing SAP solutions on behalf of customers.

SEASONALITY

As is common in the software industry, our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2007, 2006, and 2005 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

BUSINESS BY REGION

We operate our business in three principal geographic regions, namely EMEA, which represents Europe, the Middle East and Africa, the Americas, which represents both North and South America, and Asia Pacific Japan (APJ), which represents Japan, Australia and parts of Asia. We allocate revenue amounts to each region based on where the customer is located. See Note 28 to our consolidated financial statements in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

The following table sets forth, for the years indicated, the total revenue attributable to each of our three principal geographic regions:

	2007	2006	2005
	€ millions

Germany	2,004	1,907	1,810
Rest of EMEA	3,386	2,994	2,709

Total EMEA	5,390	4,901	4,519

United States	2,706	2,609	2,340
Rest of Americas	871	776	656

Total Americas	3,577	3,385	2,996

Japan	447	431	406
Rest of APJ	828	676	588

Total APJ	1,275	1,107	994

Total revenue	10,242	9,393	8,509

EMEA. In 2007 53% (2006: 52%) of our total revenues were derived from the EMEA region. We achieved strong growth of 10% (2006: 9%) to €5,390 million. Revenues in Germany, SAP’s home market, increased by 5% (2006: 5%) to €2,004 million (2006: €1,907 million). Germany contributed 37% (2006: 39%) of EMEA’s total revenues, which is a slight decrease of 2 percentage points compared to 2006.

The remainder of revenues for the EMEA region in 2007 were mainly derived from the following major contributing countries: the United Kingdom, Switzerland, France, the Netherlands, Italy and Russia. With a growth rate of 52%, Russia has joined the major contributing countries in 2007.

The number of our employees (full-time equivalents, or FTEs) in the EMEA region increased by 1,315 FTEs or 6%, from 22,339 as of December 31, 2006 to 23,654 as of December 31, 2007. In Germany, the number of FTEs increased by 4% to 14,749 as of December 31, 2007 compared to 14,214 as of December 31, 2006. See “Item 6. Directors, Senior Management and Employees — Employees.”

Americas. 35% (2006: 36%) of our 2007 total revenues were recognized in the Americas region. Revenues increased by 6% (2006: 13%) to €3,577 million in 2007. Revenues from the United States grew by 4% (2006: 11%) which represents a growth of 13% (2006: 14%) on a constant currency basis. The United States contributed 76% (2006: 77%) of our total revenues in the Americas region. The rest of the Americas region (United States excluded) increased revenues by 12% (2006: 18%) to €871 million which represents a growth of 15% (2006: 16%) on a constant currency basis. These revenues were mainly derived from Canada, Brazil and Mexico.

In the Americas region the FTEs increased by 17% from 9,109 as of December 31, 2006 to 10,629 at December 31, 2007. This was mainly driven by the hiring of additional sales and marketing personnel and FTEs gained through acquisitions.

APJ. In 2007 the Asia Pacific Japan region contributed 12% (2006: 12%) of our total revenues mainly derived from the following major contributing countries: Japan, Australia, India, China and South Korea. In the Asia Pacific Japan region, revenues increased by 15% (2006: 11%) to €1,275 million. Japan increased by 4% (2006: 6%) to €447 million, which represents 35% (2006: 39%) of total revenues in the Asia Pacific Japan region. On a constant currency basis revenues derived from Japan increased by 14% (2006: 14%). The rest of the Asia Pacific

Japan region (Japan excluded) increased revenues by 22% (2006: 15%), which represents 24% (2006: 16%) growth on a constant currency basis.

In the Asia Pacific Japan region, FTEs increased by 24% from 7,750 as of December 31, 2006 to 9,578 as of December 31, 2007, mainly due to the expansion of our research and development facilities in India and China.

REVENUE BY INDUSTRY SECTOR

We have identified six industry sectors in order to focus our product development efforts on the key industries of our existing and potential customers and to provide best business practices and specific integrated business solutions to those industries. We allocate our customers to an industry at the outset of an initial arrangement. All subsequent revenues from a particular customer are recorded under that industry sector. The following table sets forth the total revenues attributable to each of the six industry sectors for the years ended December 31, 2007, 2006, and 2005.

	2007	2006	2005
	€ millions

Process Industries	2,135	1,995	1,766
Discrete Industries	2,222	2,179	1,986
Consumer Industries	1,949	1,665	1,456
Service Industries	2,371	2,132	1,945
Financial Services	678	590	543
Public Services	887	832	813

Total revenue	10,242	9,393	8,509

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

In addition to our subsidiaries’ sales forces, we have developed an independent sales and support force through value-added resellers who assume responsibility for the licensing, implementation and support of SAP solutions, particularly with regard to the SAP Business One application and qualified SAP Business All-in-One partner solutions. We have also entered into alliances with major system integration firms, telecommunication firms and computer hardware providers to offer certain SAP Business Suite applications.

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

Traditionally, our sales model has been to charge a one-time, up front license fee for a perpetual license to our software (without any rights to future products) which is typically installed at the customer site. We now offer our solutions in a variety of ways which include on-demand, hosted solutions, and subscription-based models. Although revenues from these new types of models are currently not material, we expect such revenues to increase in the future. We introduced a new line in 2007 in our income statement to reflect this revenue stream.

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

In May 2006, we announced the launch of a US$125 million global fund called the SAP NetWeaver Fund which focuses on strategic investments in select companies that are committed to the SAP ecosystem and are building innovative solutions based on the SAP NetWeaver platform. To date, the fund has invested approximately one-fourth of the €125 million in minority interests of four technology companies providing innovative solutions for various industries from manufacturing to life sciences. We account for these investments using the cost method unless we are able to significantly influence the operating and/or financial decisions of the investee, in which case we use the equity method of accounting.

Part of our strategy involves “fill-in” acquisitions to add to our solution offerings within industries or across industries by gaining specific technologies and capabilities that meet the needs of our customers. We routinely evaluate various alternatives and engage in discussions and negotiations with potential parties to such transactions. In 2007, we acquired the outstanding shares of five unrelated companies and the net assets of two other unrelated businesses. The financial results of these acquired businesses have been included in our financial statements since the respective acquisition dates. All of these companies developed and sold software that is complementary to our business and that we plan to integrate or have integrated into our portfolio of product offerings.

For example, one of the acquired companies, OutlookSoft Corp., a non-listed U.S. software vendor, is a specialist company making financial and strategy performance measurement solutions. The acquisition extends our portfolio of solutions to support chief financial officers (CFOs) manage corporate performance, risk, and financial value chains.

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

In October 2007, we announced that we had entered into an agreement to offer to acquire all of the stock of Business Objects. The transaction was completed successfully in the first quarter of 2008 at an overall cost of approximately €4.8 billion. Together, SAP and Business Objects intend to offer high-value business and process solutions for business users.

There were no public takeover offers by third parties with respect to our shares in 2007 or 2006.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We rely on a combination of the protections provided by applicable trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our rights in our products. For further details on risks related to SAP’s intellectual property rights, see “Item 3. Key Information — Risk Factors — Other Operational Risks.”

We may be significantly dependent in the aggregate on technology that we license from third parties that is embedded into our products or that we resell to our customers. We have licensed and will continue to license numerous third-party software products that we incorporate into and/or distribute with our existing products. We endeavor to protect ourselves in the respective agreements by obtaining certain rights in case such agreements are terminated. The termination rights and terms of each license agreement may vary, but the various protections generally include receiving maintenance for a certain period of time after termination, the right to distribute the then-current software release for a certain period of time after termination and/or the right to transfer the relevant intellectual property to SAP if we desire.

We are a party to certain patent cross-license agreements with certain third parties to provide a better environment for joint technical collaboration and solutions development.

We are named as a defendant in various legal proceedings for alleged intellectual property infringements. See Note 24 to our consolidated financial statements in “Item 18. Financial Statements.” for a more detailed discussion of these legal proceedings.

ORGANIZATIONAL STRUCTURE

As of December 31, 2007, SAP AG was the holding company of 139 subsidiaries whose main task is the distribution of SAP’s products and services on a local basis. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.

The following table illustrates our most significant subsidiaries based on revenues as of December 31, 2007:

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
Asia/Pacific
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales, consulting training,
			and research and development

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 400,000 square meters of office space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 100,000 square meters, and in more than 60 other countries worldwide, totaling approximately 590,000 square meters. The space in most locations other than our principal office in Germany is leased. We own certain real properties in Newtown Square and Palo Alto, the United States; Bangalore, India; and a few other locations in and outside of Germany.

The office space we occupy includes approximately 240,000 square meters in the EMEA region, excluding Germany, approximately 160,000 square meters in North America, and approximately 100,000 square meters in India.

The space is being utilized for various corporate functions including research and development, customer support, sales and marketing, consulting, training, and administration. Note 28 to our consolidated financial statements in “Item 18. Financial Statements” discusses property, plant, and equipment by geographic region. Item 6. “Directors, Senior Management and Employees” discusses the numbers of our employees by business area and by geographic region, which may be used to approximate the capacity of our workspace in each region.

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

Capital Expenditures

We commenced the construction of a new office building at our Newtown Square location in the second quarter of 2007, which will add 750 workspaces and will increase our workspace by approximately 20,000 square meters. We estimated the total costs to be about €62 million, of which we had paid approximately €13 million as of December 31, 2007. The construction is expected to be completed by the third quarter of 2009. Also, improvements to existing facilities at this location, which commenced in the fourth quarter of 2007, are estimated to cost €3 million and will be completed in 2008. We are funding the construction and improvements with internally generated cash flows.

At our Palo Alto location, one of our key research and development facilities, planned construction of a new building to accommodate our headcount growth was initiated in 2007. This will increase workspace to accommodate an additional 300 workers. The estimated cost is €8 million, of which €1 million was already paid. The estimated completion is the second quarter of 2008. Also, improvements and equipment upgrades are planned for 2008 to the existing facilities at this location, totaling about €9 million. We are funding the construction and improvements with internally generated cash flows.

In India, mainly at our Bangalore location which is another key research and development center for us and our sales and customer support base for the growing Indian market, we are building new buildings to add workspace for about 2,150 additional employees. Total estimated cost is about €32 million, of which €23 million has been paid so far. We are funding the construction with internally generated cash flows. These buildings are scheduled to be completed in 2008. Also, improvements and equipment upgrades to existing buildings in Bangalore and Gurgaon are planned for 2008. These improvements will add workspace for 1,150 additional employees. The combined costs of the improvements and upgrades are estimated to be about €8 million and will be completed in 2008. The funding for these improvements has not yet been determined.

In Brazil, we commenced construction for the expansion of the São Leopoldo office in the fourth quarter of 2007, which will add 400 workspaces. We estimated the total costs to be about €8 million. Equipment upgrades and furniture associated with the expansion at this location are estimated to cost €5 million in 2008. The funding for this project has not yet been determined. The expansion at this location is expected to be completed in the fourth quarter of 2008. In the São Paulo location the office will re-locate to a new building during 2008. The cost associated with the relocation is estimated to be about €5 million and will be funded with internally generated cash flows.

We initiated the planning for a guesthouse in our Walldorf location to save future travel costs on visiting SAP employees. We estimate the total cost of the construction to be approximately €16 million. We are funding the construction with internally generated cash flows. The planned completion is the first quarter of 2009.

Our capital expenditures for property, plant, and equipment amounted to €342 million for 2007 (2006: €316 million; 2005: €245 million). The increase from 2006 to 2007 was due mainly to our principal area of investment, which continues to be related to computer hardware (an increase from about €100 million in 2006 to about €130 million in 2007) to support our growing operations globally. This accounted for about one-third of the spending in 2007. Our car purchases remained constant and contributed to approximately €60 million mainly due to the continued purchase of company cars for eligible employees in Germany. The increase from 2005 to 2006 was in large part due to the increase in construction in progress, the majority of which was attributable to the construction of new buildings in Walldorf. See Note 17 to our consolidated financial statements in “Item 18. Financial Statements” for a related discussion on property, plant, and equipment.

Our capital expenditures for intangible assets such as software licenses and acquired technologies also increased to €238 million in 2007 from €189 million in 2006 (2005: €116 million). The increase in 2007 was primarily attributable to the acquisition of unrelated companies’ business and of net assets of other companies, as well as to increased activities in licensing. See Note 4 and Note 16 to our consolidated financial statements in “Item 18. Financial Statements” for further details of the acquisitions, which were also the cause of an increase in goodwill in 2007 of €520 million (2006: €407 million; 2005: €143 million).

Also, see Note 28 to our consolidated financial statements in “Item 18. Financial Statements” for further details regarding capital expenditures by geographic region.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Our principal sources of revenue are sales of software products and related services. Software revenue is primarily derived from software license fees that customers pay to use SAP products. We provide standard support for a fee based on a fixed percentage of the license fee paid by the customer. The standard support includes technical support services as well as unspecified software upgrades, updates and enhancements. We also offer optional support services for additional coverage and scope. Our professional service revenue consists of consulting, training and other service revenue; consulting revenue is primarily derived from the services rendered with respect to implementation of our software products and training revenue from customer project teams and end-users, as well as training third-party consultants with respect to SAP software products. See “Item 4. Information about SAP — Our Software Solutions and Services Offerings” for a description of other services we offer.

In 2007, we changed the presentation of our income statement in an effort to provide more visibility and transparency about our revenue streams. We renamed what we previously called maintenance revenue as support revenue; what we previously called software and maintenance revenue is now shown as software and software-related service revenue; and we now show subscriptions and other software-related service revenue as a separate component within software and software-related service revenue. This new item includes revenue from subscriptions, software rentals and time-based licenses, hosted and other on-demand solutions, and other software-related services.

Subscription revenues flow from contracts that have both a software element and a support element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term, which is generally five years. Software rental revenue flows from software rental contracts, also with software and support elements — but here the customer receives the use of current products only. Our revenue from other software-related services includes revenue from our on-demand offerings, for example the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product SAP Business ByDesign, revenue from hosting contracts that do not entitle the customer to readily exit the arrangement, and revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products.

We also renamed what was previously called service revenue to now be shown as professional services revenue. Furthermore, we now show revenue from other services as an additional item within professional services revenue. This new item includes revenue from non-mandatory hosting services, application management services (AMS), and commission. Non-mandatory hosting services revenue is revenue from hosting contracts from which the customer can readily exit if it wishes to run the software on its own systems.

Accordingly, certain revenue figures and corresponding expenses figures from previous years presented in this Annual Report on Form 20-F have been reclassified to conform to this new presentation format.

In addition, we present in our Consolidated Statements of Income the results of discontinued operations. This presentation resulted from the commitment we made in November 2007 to a plan to sell our TomorrowNow Group (“TN”), which is composed of TomorrowNow, Inc. and its subsidiaries, and to cease providing third-party product-support services. TN is a subsidiary of SAP America, Inc., which is a wholly owned subsidiary of SAP AG. In our discussion in the following “Operating Results” section and the “Segment

Discussions” section under this Item 5, revenue and expense figures are for our continuing operations, unless noted otherwise. See Note 11 to our consolidated financial statements in “Item 18. Financial Statements” for more detail of discontinued operations. Based on our assessment of the fair value of TN’s net assets, we don’t expect the proceeds from a future sale to significantly differ from the current carrying value of the net assets of TN.

At the beginning of 2007, based on our prediction of growth in the economy as a whole and in the IT industry in particular, we gave the following operational guidance for 2007:

•	We expect year-over-year software and software-related service revenue growth in the range of 12% to 14% on a constant currency basis. The corresponding rate of growth in 2006 on a constant currency basis was 12%. We expect subscription and other software-related services to account for approximately 2% to 4% of total software and software-related services revenue.

•	To tap new business in the lower midmarket in the coming years, over a period of eight quarters we intend to invest about €300 million to €400 million in sales channels, process, infrastructure, and human resources, all oriented toward new customer relationships and a big, diversified partner ecosystem. We plan to fund these capital expenditures by using our operating cash flow. Depending on when we actually make these investments, in 2007 we expect to reinvest the equivalent of about one to two operating margin percentage points in preparing for additional future growth opportunities. Therefore, we assume our 2007 operating margin will be in the range 26.0% to 27.0%. Our 2006 operating margin was 27.4%.

•	We plan to increase our headcount by 3,500 FTEs in 2007.

•	We plan to continue to buy back shares in the open market. If the Annual General Meeting of Shareholders in May 2007 so resolves, we expect to pay a dividend that provides a payout ratio of about 30%.

•	We assume an effective tax rate in the range of 32.5% to 33.0%

In 2007, we met or exceeded each of the elements of our guidance set at the beginning of the year. Software and software-related service revenue increased from €6,596 million in 2006 to €7,427 million in 2007, representing an increase of €831 million or 13%. At constant currencies, software and software-related service revenue increased by 17%, exceeding our outlook of 12% to 14%. Underlying software revenue increased from €3,003 million in 2006 to €3,407 in 2007, representing an increase of €404 million or 13%. At constant currencies, software revenue increased by 18%. Subscription and other software-related services accounted for 2% of total software and software-related services revenue. This was in our guidance range of 2% to 4%.

Our operating margin from continuing operations, which excludes the operating margin related to discontinued operations of the TN business, decreased by 0.7 percentage points from 27.4% in 2006 to 26.7% in 2007, thus meeting the upper end of our outlook which was 26.0% to 27.0%. The 2007 operating margin was impacted by investments of €125 million to build up a business around SAP Business ByDesign. These investments, which reduced our operating margin by 1.2 percentage points, were in line with our expectation.

For 2007 our revenue and income from continuing operations before income taxes were €10,242 million and €2,857 million, respectively, as compared to €9,393 million and €2,688 million, respectively, for 2006. Net income was €1,919 million and €1,871 million for 2007 and 2006, respectively.

Earnings per share from continuing operations increased by €0.07 or 5% to €1.60 in 2007 compared to €1.53 in 2006. The 2007 effective tax rate from continuing operations was 32.2%, which was below the guidance range of 32.5% to 33.0%.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	key factors that impacted our performance;

•	discussion of our operating results for 2007 compared to 2006 and for 2006 compared to 2005; and

•	our outlook for 2008.

The above overview should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors,” and “Item 18. Financial Statements.”

KEY FACTORS

Global Economic Trends

The global economy continued to grow in 2007 despite turbulence on the financial markets, high prices for commodities, and falling real-estate prices. Both the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) reached this conclusion in the analyses they presented at the end of the year. The IMF reports global GDP — the total value of all goods and services — grew 5.2%, compared with 5.5% in 2006. The OECD believes the combined economies of the industrialized countries grew 2.7% in 2007 while, according to the IMF, economic activity in the countries with developing and emerging economies increased 8.1%.

Various shockwaves buffeted the economy during the year. The subprime lending crisis that flared up in the United States triggered significant pressure on prices for real estate in many countries and dealt the finance sector a hard blow. Some stock prices fell back steeply, while interest rates on the money markets and yields on investment vehicles collateralized with subprime loans spiked. At the same time, prices for important commodities — fuel, metals, and food — stayed high.

In the OECD’s analysis, the economy was so strong in 2007 that it was able to withstand these pressures relatively unscathed. That was because levels of employment had increased in the industrialized countries, significantly boosting consumer spending and favoring economic growth, the OECD reports. Growth was also favored by companies’ sound profitability and funding levels.

But although the global economy continued to grow, the knocks it took, described above, did exert a considerable drag on activity in the second half of 2007. For example, fourth-quarter growth slowed to 2.6% per annum in the industrialized countries in 2007 from 3,2% in the previous year. In the IMF’s eyes, the world economy entered a precarious, possibly difficult, phase in the second half of 2007. It reports that the ructions on the money markets caused by the mortgage crisis in the United States were serious and the mood on markets generally had turned somber as a result.

Looking at the regions separately, the IMF believes that as a result of the reticence of investors on the money and real estate markets, in 2007 the U.S. economy grew only 1.9%, compared with 2.9% the previous year. On the other hand, the IMF believes that in the European Union (EU) total output grew 3.0% in 2007 (2006: 3.2%). It estimates German economic growth was 2.4% (2006: 2.9%). For the industrialized countries in Asia, the IMF paints a cheerier picture of 4.9% growth (2006: 5.3%). But the emerging and developing countries were again the driving force: Their economies grew 8.1%, matching the previous year. The dip in economic growth also affected the volume of world trade, which, the IMF reports, grew 6.6% in 2007, compared with 9.2% the year before.

IT Market in 2007

Despite uncertainties surrounding the health of the economy, demand for IT (excluding telecommunications) grew even more in 2007 than in the year before. Continued price declines in hardware diverted a larger proportion of IT budgets toward software and IT services. That is the assessment of prominent U.S. market research firm IDC. It says worldwide IT spending rose 6.9% (2006: 6.3%). IDC reports especially strong growth in sales of packaged software. In 2007, this segment of the IT market grew 8.8%, compared with 8.0% in 2006.

According to IDC, industry and application software solutions as a segment of the software market grew 7.7% (2006: 7.3%). The services segment was again strong, with 6.2% expected growth (2006: 5.7%).

IDC reports that continuing cheer in Europe and especially in the emerging markets made up for sluggish IT sales growth in the United States. Sales of system infrastructure software were also strong. On the other hand, demand growth for high-end servers and traditional workstations was far less pronounced in 2007 than in 2006, IDC says.

Gartner, another major market research firm in the United States, believes that global spending on IT (excluding telecommunications) rose 9.0% in 2007 compared with 5.5% in 2006.

Looking at the regions separately in 2007, IDC and Gartner note that North America accounts for some 40% of world IT sales (excluding software) and that North American demand growth for IT at 6.5% was weaker than the world average. The growth in demand for hardware (5.7%) and services (5.6%) also faltered. However, demand for software remained buoyant in North America, growing 8.9% in 2007. IDC also reports that applications sold well, especially solutions supporting information management and data analysis.

IDC also says that in 2007 demand for IT grew 4.8% in Western Europe, which accounted for 30.9% of world IT spending. It believes this reflected the state of the regional economy, which remained healthy. Sales accelerated even more strongly, 17.9% over the year, in Eastern Europe, says IDC, although the market there had only 10.4% of the volume of the Western European IT market. It reports that software sales grew 8.6% in Western Europe and 14.9% in Eastern Europe. IDC says that in 2007, total IT spending in Germany grew 3.8%. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) is pleased with the advance of the IT business.

In IDC’s analysis, the market remained strong in the Asia Pacific region. It represents almost 20% of the global IT market and grew 7.5% in 2007. As before, double-digit percentage increases in China and India made those two countries the engines of growth in the region, IDC reports. It says IT sales rose 2.6% in Japan. In Gartner’s view, IT sales growth in Japan was even more modest in 2007, at 0.2%.

OPERATING RESULTS

Total Revenue

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Total revenue	10,242	9,393	8,509	9%	10%

2007 compared with 2006. Total revenue increased from €9,393 million in 2006 to €10,242 million in 2007, representing an increase of €849 million or 9%. At constant currencies, total revenue increased by 13%. This increase is mainly related to the strong increase in software and software-related service revenue, which grew by €831 million or 13% compared to 2006. On a constant currency basis, software and software-related service revenue grew by 17%, exceeding the communicated guidance of 12% to 14%. In 2007, software and software-related service revenue represented 73% of our total revenue, which is an increase of 3 percentage points compared to 2006, in line with our goals. Professional services and other service revenue contributed €16 million to the overall growth in 2007. This represents an increase of 1% compared to 2006. On a constant currency basis, professional services and other service revenue increased by 4%.

The average exchange rate for the U.S. dollar in 2007 was $1.38 per €1.00, compared to $1.27 per €1.00 in 2006. The rate evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2006	1.3197
March 2007	1.3374
June 2007	1.3520
September 2007	1.4219
December 2007	1.4603

Ultimately the strength of the euro over the year reduced the euro value of revenue generated in other currencies. Foreign currency translation effects from the strengthening value of the euro during the year negatively impacted our total consolidated revenue by 4% in 2007.

2006 compared with 2005. Total revenue increased from €8,509 million in 2005 to €9,393 million in 2006, representing an increase of €884 million or 10%. At constant currencies, total revenue increased by 11%. Compared to 2005, all revenue streams contributed to the overall growth in 2006. Software and software-related service revenue grew by 11% compared to 2005 with software revenue increasing by 9%. On a constant currency basis, software and software-related service revenue grew by 12% and software revenue by 11%. This compares to our expectation that software and software-related service revenue would increase in a range of 13% to 15% and software revenue would increase in a range of 15% to 17%. Software and software-related service revenue represented 70% of our total revenue, which amounted to a slight increase compared to 2005. The average exchange rate in 2006 was $1.27 per €1.00, compared to $1.24 per €1.00 in 2005. The rate evolved as follows for the period-end Noon Buying Rate expressed as dollars per €1.00.

Date	Period-End

December 2005	1.1842
March 2006	1.2139
June 2006	1.2779
September 2006	1.2687
December 2006	1.3197

Ultimately the strength of the euro over the year reduced the euro value of revenue generated in other currencies. Foreign currency translation effects from the strengthening value of the euro during the year negatively impacted our total consolidated revenue by 1% in 2006.

Software and software-related service revenue

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Software revenue	3,407	3,003	2,743	13%	9%
Support revenue	3,838	3,464	3,170	11%	9%
Subscription and other software-related service revenue	182	129	42	41%	207%
Software and software-related service revenue	7,427	6,596	5,955	13%	11%

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates and enhancements. Subscription and other software-related service revenue represents fees earned from subscriptions, software rentals, and other types of software-related service contracts.

2007 compared with 2006. Software and software-related service revenue increased from €6,596 million in 2006 to €7,427 million in 2007, representing an increase of €831 million or 13% (17% on a constant currency basis).

Software revenue increased from €3,003 million in 2006 to €3,407 million in 2007, representing an increase of €404 million, or 13%. The increase in software revenue was negatively impacted by the stronger value of the euro compared to other currencies. On a constant currency basis, software revenue grew by 18% from 2006 to 2007. This strong performance is the result of well balanced growth in all regions. Compared to 2006 the EMEA region grew by 14% (15% on a constant currency basis), the Americas region by 8% (16% on a constant currency basis) and the region Asia Pacific Japan by 28% (32% on a constant currency basis).

In addition to the further increased licensing of our software solution SAP Business Suite and the platform related products utilizing our SAP NetWeaver platform technology, the growth in software revenue was also driven by increased sales of our business user solutions. In 2007 we continued to derive software revenue from our existing customer base. In both 2007 and 2006, approximately 31% of the number of new contracts came from new customers, with the remaining 69% coming from our installed customer base. Based on the value of orders received, the new customer share increased from 19% in 2006 to 21% in 2007.

The SAP NetWeaver-related revenue increased from €754 million in 2006 to €997 million in 2007, representing an increase of €243 million or 32%. The underlying SAP NetWeaver stand-alone revenue increased by €160 million or 95% to €329 million in 2007 compared to €169 million in 2006.

Thanks to our stable installed customer base and the continued sale of software to existing and new customers throughout 2007, support revenue increased from €3,464 million in 2006 to €3,838 million in 2007, representing an increase of €374 million or 11%. On a constant currency basis, support revenue grew by 15% from 2006 to 2007. The largest contributor to the 2007 increase in support revenue based on volume was again the EMEA region where the support revenue increased by €219 million or 11%.

Subscription and other software-related service revenue increased by €53 million or 41% to €182 million compared to €129 million in 2006.

2006 compared with 2005. Software and software-related service revenue increased from €5,955 million in 2005 to €6,596 million in 2006, representing an increase of €641 million or 11% (12% on a constant currency basis).

Software revenue increased from €2,743 million in 2005 to €3,003 million in 2006, representing an increase of €260 million, or 9%. With the stronger value of the euro compared to other currencies, this increase was impacted by a negative foreign currency translation effect. On a constant currency basis, software revenue grew by 11% from 2005 to 2006. The largest contributor to software revenue growth in 2006 was the Americas region (in particular the United States) where we accomplished a growth of 11% compared to 2005.

The growth in software revenue was driven by an increased licensing of our software solutions including enterprise applications such as the SAP Business Suite family of applications and the platform-related products utilizing our SAP NetWeaver platform technology. While we continued to derive software revenue from the existing customers who upgrade from the R/3 system to the SAP ERP application, driven by the introduction of a new version of SAP ERP in mid-2006, or who are expanding their use of our software by increasing users or deploying additional SAP solutions, the revenue growth can also be attributed to an increased number of new customers. Approximately 31% of the number of new contracts in 2006 came from new customers, with the remaining 69% coming from our installed customer base (compared to 33% from new customers and 67% from our installed customer base in 2005). Based on the value of orders received, the new customer share decreased from 22% in 2005 to 19% in 2006.

SAP NetWeaver-related revenue grew by 55% to €754 million in 2006 from €486 million in 2005. SAP NetWeaver stand-alone revenue increased from €108 million in 2005 to €169 million in 2006, or 56%. As more new solutions are developed and introduced in the future based on our SAP NetWeaver platform, we expect the SAP NetWeaver-related revenue to grow further.

We continued to implement our volume business model with a higher number of smaller contracts. In the small and midsize enterprise segment (enterprises with 2,500 or fewer employees, or annual revenue of US$1 billion or less), we saw steady growth in terms of the number of order entries.

Support revenue increased from €3,170 million in 2005 to €3,464 million in 2006, representing an increase of €294 million or 9%. On a constant currency basis, support revenue grew by 10% from 2005 to 2006. With our growing installed customer base, this increase in support revenue was primarily due to the growth of software sales throughout 2005 and due to additional software contracts closed during 2006. Accordingly, support revenue continued to increase constantly on a rolling four quarter basis. In 2006 the largest contributor to the increase in support revenue based on volume came again, as in 2004 and 2005, from the EMEA region. The EMEA region continues to have the largest share of support revenue in the SAP Group.

Subscription and other software-related service revenue increased by €87 million or 207% to €129 million compared to €42 million in 2005. During 2006, we concluded so-called global enterprise agreements with four large customers. Structured as subscription contracts, global enterprise agreements include the license grant, provision of support services and the right to unspecified future products. The four contracts amounted to a total value of about €400 million, which will be recognized as revenue over a period of 5 years.

Professional services and other service revenue

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Consulting revenue	2,221	2,249	2,071	(1)%	9%
Training revenue	410	383	342	7%	12%
Other service revenue	113	96	71	18%	35%
Professional services and other service revenue	2,744	2,728	2,484	1%	10%

2007 compared with 2006. Professional services and other service revenue increased slightly from €2,728 million in 2006 to €2,744 million in 2007, representing an increase of €16 million or 1% (4% on a constant currency basis).

Consulting revenue decreased from €2,249 million in 2006 to €2,221 million in 2007, representing a decrease of 1%. On a constant currency basis there would have been an increase of €56 million or 2%. In 2007, consulting headcount grew by 12%; however, it required time to ramp up these new resources to a fully productive status. This effect, coupled with negative currency effects, contributed to the slight decline in consulting revenue.

Consulting revenue as a percentage of total revenue decreased from 24% in 2006 to 22% in 2007, caused by the continued growth of software and software-related services revenue, and the slight decline of consulting revenue year over year.

Training revenue increased from €383 million in 2006 to €410 million in 2007 or 7%. On a constant currency basis, training revenue increased by 11%. While traditional classroom training only grew marginally, most of the growth in training revenue was achieved in the E-Learning area. The training business also benefited from growth in the certification area.

Other service revenue increased from €96 million in 2006 to €113 million in 2007 or 18%. On a constant currency basis, other service revenue increased by 23%. Other service revenue mainly consists of revenue generated by the SAP Managed Services organization, which operates, manages and maintains SAP solutions. Most of the growth of SAP Managed Services revenue came from the EMEA region.

2006 compared with 2005. Professional services and other service revenue increased from €2,484 million in 2005 to €2,728 million in 2006, representing an increase of €244 million or 10%.

Consulting revenue increased from €2,071 million in 2005 to €2,249 million in 2006, representing an increase of 9%. This growth in consulting revenue resulted mainly from a higher utilization of the consulting workforce for external projects in 2006. In addition, interim use of third-party resources increased by 3% in order to meet the rise in customer activities.

Consulting revenue as a percentage of total revenue remained at 24% in 2006 as it was in 2005

Training revenue increased from €342 million in 2005 to €383 million in 2006, or 12%. While traditional classroom training only grew marginally, most of the growth in training revenue was achieved in customer-specific training and education consulting. The training business also benefited from the alignment with the consulting business which helped drive the increase of revenue through joint customer engagements.

Other service revenue increased from €71 million in 2005 to €96 million in 2006 or 35%. On a constant currency basis, other service revenue increased by 36%. Other service revenue mainly consists of revenue generated by the SAP Managed Services organization, which operates, manages and maintains SAP solutions. Most of the growth of SAP Managed Services revenue came from the United States.

Total Operating Expenses and Operating Income

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Total operating expenses	7,510	6,815	6,172	10%	10%
Operating income	2,732	2,578	2,337	6%	10%
Operating margin (Operating income as a percentage of total revenue)	26.7%	27.4%	27.5%

2007 compared with 2006. At the beginning of the year, we explained in our guidance that we intended to invest about €300 million to €400 million over a period of eight quarters starting in early 2007 to build up a business around SAP Business ByDesign. Depending on when we actually made these investments, in 2007 we expected to reinvest the equivalent of about one to two operating margin percentage points in preparing for additional future growth opportunities. Therefore, we assumed our 2007 operating margin to be in the range 26.0% to 27.0%. In line with our guidance, the additional investment we had announced, which amounted to €125 million, reduced our operating margin by 1.2 percentage points. We spent the money on accelerated investments in enhancing IT infrastructure, building our sales and channel capability, and extending our marketing activity.

Total operating expenses for 2007 were €7,510 million compared to €6,815 million representing an increase of €695 million or 10%. On a constant currency basis, the increase in total operating expenses was 14%.

The increase in total operating expenses is mainly driven by the following:

•	In 2007 we increased our personnel expenses by €356 million or 9% to €4,174 million, which is the result of the overall headcount increase in 2007 of 4,663 FTE or 12% to 43,861 FTE as of December 31, 2007. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in the major emerging markets with modest salary levels. In total, 35% of the headcount increase in 2007 was realized in India, China and Bulgaria. The share of employees in these three countries has increased from 14% in 2006 to 16% as of December 31, 2007. Personnel expenses as percentage of total operating expenses remained stable at 56%.

•	As a result of the strong increase in software and software-related service revenue, cost of purchased licenses (e.g. databases) increased in 2007 by 27%.

•	The incremental headcount and the increase in business activity in 2007 resulted in €54 million or 13% higher travel expenses compared to 2006.

•	Our accelerated investments in connection with SAP Business ByDesign.

2006 compared with 2005. At the beginning of the year, we explained in our business outlook that in 2006 we wanted to continue our alignment with volume business as well as make the investment in research and development to drive forward the development of a business process platform and bring strategic new products to market.

Accordingly total operating expenses increased from €6,172 million in 2005 to €6,815 million in 2006, representing an increase of €643 million, or 10%. On a constant currency basis, the increase in total operating expenses was 11%, which means that foreign currency translation effects from the strengthening value of the euro during 2006 positively impacted our total operating expenses, compared to a negative impact on total revenue.

The increase is mainly related to the following:

•	We increased our research and development expenses in 2006 by €246 million, or 23%, compared to 2005.

•	Our growing workforce resulted in an increase in personnel expenses, which went up from €3,365 million in 2005 to €3,818 million in 2006, or 13%. This increase in personnel expenses is the result of the overall headcount increase from 35,778 FTEs as of December 31, 2005, to 39,198 FTEs as of December 31, 2006, an increase of 10%. The biggest increase in headcount was in research and development, in which the worldwide FTE count rose 16% to 11,801. The increase is consistent with our organic growth strategy and commitment to meet product release schedules. We continued to keep a tight control on personnel expenses due to minimal fixed salary increases as well as by adding additional headcount primarily in the major emerging markets with modest salary levels such as China and India. The share of resources in low-cost locations (Bulgaria, China, and India) increased from 11% in 2005 to 14% in 2006.

•	Cost of purchased licenses increased due to the strong growth in software and software-related service revenue and the increase in amortization of acquired intellectual property.

•	We had higher travel expenses due to increased business activity.

As a result of the strong revenue growth and the increase in total operating expenses, operating income increased from €2,337 million in 2005 to €2,578 million in 2006, or by 10%. Operating margin decreased from 27.5% in 2005 to 27.4% in 2006.

OPERATING EXPENSES

Cost of software and software-related services

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Cost of software and software-related services	1,310	1,091	983	20%	11%
As a percentage of software and software-related service revenue	18%	17%	17%

Cost of software and software-related services consists primarily of:

•	Customer support costs which include:

•	Standard support (e.g., 24x7 customer problem resolution, remote service delivery)

•	SAP Premium Support (Increased value on standard services)

•	Optimized implementation and ongoing management of End-to-end Solution Operations (costs and risks control by managing customers applications end-to-end)

•	SAP MaxAttention Support (comprehensive support tailored to customer needs)

•	SAP Safeguarding (Reduced implementation or upgrade risk)

— delivered by the SAP Active Global Support organization

•	Costs of developing custom solutions that address customers’ unique business requirements.

•	License fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to customers.

2007 compared with 2006. The cost of software and software-related services increased from €1,091 million in 2006 to €1,310 million in 2007, or by 20%, mainly due to the expansion of support resources and increased expenses for third-party license fees. As a percentage of software and software-related service revenue, cost of software and software-related services increased from 17% in 2006 to 18% in 2007. The decline of the software and software-related services margin was influenced in the current year by 0.5 percentage points,from our accelerated investments in SAP Business ByDesign.

Overall, the workforce in this area increased from 5,243 FTEs in 2006 to 5,831 FTEs in 2007, representing an increase of 11%. The support organization has continued its efforts to improve the efficiency of our processes by moving into low-cost locations (Bulgaria, China and India). Twenty-two percent of the support resources were based in the low-cost locations at the end of the year, which is an increase of 2 percentage points compared to 2006.

2006 compared with 2005. In line with growing software and software-related service revenue, cost of software and software-related services increased from €983 million in 2005 to €1,091 million in 2006, or by 11%, mainly due to increased expenses for software license fees and the expansion of support resources. As a percentage of software and software-related service revenue, cost of software and software-related services remained at 17%.

Cost of professional services and other services

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Cost of professional services and other services	2,091	2,073	1,925	1%	8%
As a percentage of Professional services and other service revenue	76%	76%	77%

Cost of professional services and other services consists primarily of consulting and training personnel expenses as well as expenses for third-party consulting and training resources.

2007 compared with 2006. Cost of services increased from €2,073 million in 2006 to €2,091 million in 2007, or 1%. As a percentage of service revenue, cost of services remained the same at 76% in both 2007 and 2006. The professional services and other services margin was influenced in the current year by 0.5 percentage points from our accelerated investments in SAP Business ByDesign.

The slight increase in cost of professional services and other services was mainly driven by increased personnel expenses due to the hiring of new employees in consulting.

2006 compared with 2005. Cost of services increased from €1,925 million in 2005 to €2,073 million in 2006, or 8%. As a percentage of service revenue, cost of services decreased to 76% in 2006 compared to 77% in 2005.

In 2006, besides the growth in personnel expenses of €60 million, there was greater interim use of third-party resources which resulted in an increase of €38 million in third-party costs, compared to 2005. In 2005, an increase in the utilization of our resources for billable projects led to an increase in the service margin. In 2006, in response to the change in demand to a more flexible customer delivery model, the training business shifted its focus from fixed to more flexible infrastructures.

Research and Development

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Research and development	1,458	1,335	1,089	9%	23%
As a percentage of total revenue	14%	14%	13%

Our research and development expenses consist primarily of:

•	Personnel expenses related to our research and development employees;

•	Costs incurred for independent contractors retained by us to assist in our research and development activities; and

•	Amortization of computer hardware and software used in our research and development activities.

2007 compared with 2006. Research and development expenses in 2007 increased by 9% to €1,458 million compared to €1,335 million in 2006. As a percentage of total revenue, research and development expenses were 14% in 2007, which is no change compared to 2006. Around 0.3 percentage points of the 14% increase were related to our accelerated investments in SAP Business ByDesign.

Research and development expenses were mainly impacted by incremental headcount. The number of development employees increased by 1,150 FTE or 10% to 12,951 FTE as of December 31, 2007. The research and development organization has continued to build up development resources primarily in locations with modest salary levels, and 66% of the research and development headcount increase in 2007 was realized in India, China and Bulgaria. The share of development headcount based in these three locations increased in 2007 by 3 percentage points to 28%.

2006 compared with 2005. Research and development expenses increased from €1,089 million in 2005 to €1,335 million in 2006, or 23%. As a percentage of total revenue, research and development expenses increased from 13% in 2005 to 14% in 2006.

Main drivers for the expense growth were the headcount increase and higher demand for third-party resources in order to fulfill project requirements and meet scheduled releases of new products and versions.

Overall, the number of research and development employees increased from 10,215 FTEs in 2005 to 11,801 FTEs in 2006, representing an increase of 16%. The share of employees working in the research and development area as a percentage of the total number of employees increased from 29% for 2005 to 30% for 2006.

Sales and Marketing

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Sales and marketing	2,162	1,908	1,746	13%	9%
As a percentage of total revenue	21%	20%	21%

2007 compared with 2006. Sales and marketing expenses increased from €1,908 million in 2006 to €2,162 million in 2007 or 13%. As a percentage of total revenue, sales and marketing expenses increased slightly from 20% in 2006 to 21% in 2007. The increase resulted primarily from the 1,232 FTE incremental headcount. In addition, around 0.4 percentage points of the 13% increase were related to our accelerated investments in the new business model for SAP Business ByDesign.

Overall employees in sales and marketing increased by 1,232 FTE or 17% to 8,282 FTE. This growth in 2007 was mainly driven by the sales area while marketing headcount remained almost flat. Around 43% of the sales headcount was hired in the Americas region.

2006 compared with 2005. Sales and marketing expenses increased from €1,746 million in 2005 to €1,908 million in 2006, or 9%. As a percentage of total revenue, sales and marketing expenses remained relatively constant, slightly down from 21% in 2005 to 20% in 2006. The increase in sales and marketing expenses in 2006 relates to our efforts to attain our current and future revenue growth targets and the continued alignment with the volume business.

Overall employees in sales and marketing increased from 6,425 FTEs in 2005 to 7,050 FTEs in 2006, or 10%. The increase in personnel expenses from €852 million in 2005 to €1,003 million in 2006, or 18%, was mainly driven by the headcount increase and increased variable expenses.

General and Administration

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

General and administration	506	464	435	9%	7%
As a percentage of total revenue	5%	5%	5%

2007 compared with 2006. General and administration (G&A) expenses increased from €464 million in 2006 to €506 million in 2007. This represents an increase of 9%. This increase was driven by increased personnel expenses and other headcount related costs due to the incremental headcount. As a percentage of total revenue, G&A expenses remained at 5% as they were in 2006.

The number of G&A employees increased by 325 FTE or 13% to 2,797 FTE in 2007. We continued to expand our shared service centers in all regions to support efficient growth in this area.

2006 compared with 2005. G&A expenses increased from €435 million in 2005 to €464 million in 2006. This represents an increase of 7%. This rise was mainly driven by increased headcount as well as increased performance-related compensation. As a percentage of total revenue, G&A expenses represented 5% in 2006 and in 2005.

Although the number of G&A employees increased by 9% in 2006, the related cost did not increase at the same rate mainly due to the implementation of shared service centers. As a result, the average G&A cost per employee decreased by 3% in 2006.

Financial Income/Expense, Net

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Financial income/expense, net	124	122	11	2%	1,009%
As a percentage of total revenue	1%	1%	0%

Financial income/expense, net is comprised primarily of net interest income, income/(losses) from equity method investments, and gains/(losses) on sales of equity securities.

2007 compared with 2006. In 2007, our net interest income rose 13% to €135 million (2006: €120 million), reflecting higher rates of interest. Impairment charges on minority investments had a small negative effect on financial income. The hedging of stock appreciation rights (STARs) had no effect in the current year on financial income (2006: €7 million unrealized gain). In the previous year, the fair value of instruments acquired to hedge anticipated STAR exposures increased before the instruments were designated as hedging the exposure of STARs granted, and the associated revaluation led to the unrealized gain. In 2007, we did not acquire instruments to hedge the anticipated exposure from STARs granted in 2007.

2006 compared with 2005. Financial income/expense, net increased from income of €11 million in 2005 to income of €122 million in 2006. Higher rates of interest in 2006 led to a 33% rise in our net interest income to €120 million (2005: €90 million). Also, we had reviewed our presentation of STAR plan hedging in light of new rules for accounting for share-based compensation. Whereas in 2005 the effect of hedging STARs led to unrealized losses of €66 million in that connection, for 2006 we had unrealized gains of €7 million from STAR plan hedging.

Income Taxes

				Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Income taxes	921	805	818	14%	(2)%
As a percentage of Income from continuing operations before income taxes	32%	30%	35%

2007 compared with 2006. Despite the positive effect of tax-free or low-tax investment in equities and financial assets, income tax rose 14% in 2007 while income from continuing operations before income taxes rose 6%, resulting in an effective tax rate of 32.2% as compared to 29.9% in 2006. Our 2006 effective tax rate was unusually low due to nonrecurring effects of the conclusion of tax audits. See Note 10 to our consolidated financial statements in “Item 18. Financial Statements” for further details on income taxes.

2006 compared with 2005. More tax-free or low-tax investment in equities and financial assets, lower rates of trade tax, and nonrecurring effects from the conclusion of tax audits in several countries and agreements we reached with tax authorities on various matters helped us reduce our effective tax rate to 29.9% in 2006 from 35.2% in 2005.

SEGMENT DISCUSSIONS

As described in Note 28 in “Item 18. Financial Statements,” currently we have three reportable operating segments: product, consulting and training. Total revenue figures for each of our operating segments differ from the revenue figures classified in our consolidated statements of income because for segment reporting purposes revenue is generally allocated to the segment that is responsible for the related transactions, regardless of the nature of the sales transaction. The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administration, research and development, charges for share-based compensation and other corporate expenses are not allocated to the operating segments and therefore are not included in segment contribution. Depreciation and amortization of long-lived assets as well as other facility and IT-related expenses are allocated to each operating segment based on headcount, facility space occupied and other measures.

In 2007, the total impact of share-based compensation and settlements of share-based compensation plans included in total operating expenses in the consolidated financial statements was €95 million compared to €99 million in 2006 (2005: €45 million). Therefore, segment contribution is not indicative of the U.S. GAAP-based profitability margin for the reportable operating segments.

In 2007, SAP invested €125 million in building a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket. The impact on product segment expenses of the investment in SAP Business ByDesign amounted to €81 million, which impacted product segment profitability by 1 percentage point. The impact on consulting segment expenses of the investment in SAP Business ByDesign amounted to €12 million, which impacted consulting segment profitability by less than 1 percentage point. The remaining investment of €32 million did not impact our reportable operating segments.

Values in the following table are stated in millions of euros, except for percentage and percentage point figures:

				Change	Change
Product Segment	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

External revenue	7,369	6,643	6,041	11%	10%
Segment expenses	(3,069)	(2,609)	(2,447)	18%	7%
Segment contribution	4,300	4,034	3,594	7%	12%
Segment profitability	58%	61%	59%	(3) percentage points	2 percentage points

				Change	Change
Consulting Segment	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

External revenue	2,369	2,300	2,078	3%	11%
Segment expenses	(1,738)	(1,704)	(1,620)	2%	5%
Segment contribution	631	596	458	6%	30%
Segment profitability	27%	26%	22%	1 percentage points	4 percentage points

				Change	Change
Training Segment	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

External revenue	493	440	380	12%	16%
Segment expenses	(284)	(273)	(248)	4%	10%
Segment contribution	209	167	132	25%	27%
Segment profitability	42%	38%	35%	4 percentage points	3 percentage points

Product Segment

The product segment is primarily engaged in marketing and licensing our software products and providing support for our software products. Support includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates and enhancements. The product segment also performs certain custom development projects. The product segment includes the lines of business sales, marketing and service and support.

2007 compared with 2006. Product segment revenue increased by 11% from €6,643 million in 2006 to €7,369 million in 2007, driven by an increased licensing of our software solutions which then contributed to an increase in support revenue. On a constant currency basis, product segment revenue grew by 15%. Approximately 98% of revenue within the product segment is derived from software and software-related service revenue, with the remaining 2% derived from professional services and other service revenue as well as other revenue. Software revenue as part of the total product segment revenue increased by 12% from €2,926 million in 2006 to €3,269 million in 2007. This corresponds to an increase of 16% based on constant currencies. Support revenue increased by 9% from €3,413 million in 2006 to €3,737 million in 2007, an increase of 14% based on constant currencies. Subscription and other software-related service revenue increased by 41% from €129 million in 2006 to €182 million in 2007. This represents an increase of 45% based on constant currencies.

Product segment expenses increased by 18% from €2,609 million in 2006 to €3,069 million in 2007, an increase of 21% based on constant currencies. Expenses of the line of business sales account for about half of the entire product segment expenses, while expenses of the line of business marketing account for roughly one-fourth and expenses of the line of business service and support account also for roughly one-fourth of overall product segment expenses. The increase in product segment expenses results mainly from headcount growth — continued investment in aligning our operations to more volume business — and associated personnel, travel and infrastructure expenses as well as additional third-party expenses.

Product segment contribution increased by 7% from €4,034 million in 2006 to €4,300 million in 2007, or 58% of total segment revenue compared to 61% of total segment revenue in 2006. On a constant currency basis, product segment contribution increased by 11%.

2006 compared with 2005. Product segment revenue increased from €6,041 million in 2005 to €6,643 million in 2006, or 10%, driven by increased licensing of our software solutions which then contributed to an increase in support revenue. On a constant currency basis, product segment revenue grew by 11%. Approximately 97% of revenue within the product segment is derived from software and software-related service revenue, with the remaining 3% derived from professional services and other service revenue as well as other revenue. Software revenue as part of the total product segment revenue increased by 9% from €2,739 in 2005 million to €2,996 million in 2006. This corresponds to an increase of 11% based on constant currencies. Support revenue increased by 10% from €3,159 million in 2005 to €3,475 million in 2006, an increase of 11% based on constant currencies. The disproportionate currency impact on software revenue compared to support revenue was partly due to seasonality; software revenue is typically higher in the second half of the year (particularly in the fourth quarter) and is recognized immediately in most cases as opposed to ratably. Subscription and other software-related service revenue increased from €42 million in 2005 to €129 million in 2006, or 307%.

Product segment expenses increased by 7% from €2,447 million in 2005 to €2,609 million in 2006, an increase of 8% based on constant currencies. Expenses of the line of business sales account for about half of the entire product segment expenses, while expenses of the line of business marketing account for roughly one-fourth and expenses of the line of business service and support account also for roughly one-fourth of overall product segment expenses. The increase in product segment expenses results mainly from the headcount growth — reflecting additional investment in aligning our operations to more volume business — and associated personnel, travel and other personnel related expenses as well as additional third-party expenses.

Product segment contribution increased by 12% from €3,594 million in 2005 to €4,034 million in 2006, or 61% of total segment revenue compared to 59% of total segment revenue in 2005. On a constant currency basis, product segment contribution increased by 14%.

Consulting Segment

The consulting segment is primarily engaged in the implementation of our software products.

2007 compared with 2006. Consulting segment revenue increased by 3% from €2,300 million in 2006 to €2,369 million in 2007. On a constant currency basis, revenue increased by 7%. Consulting segment expenses increased by 2% from €1,704 million in 2006 to €1,738 million in 2007. On a constant currency basis, segment expenses increased by 6%. Consulting segment contribution increased by 6% from €596 million in 2006 to €631 million in 2007. On a constant currency basis, the segment contribution increased by 10%. The consulting segment profitability increased by 1 percentage point to 27%.

Geographically, the strongest growth in 2007 came from the Americas region (11% increase on a constant currency basis, 3% increase overall) driven by increased activity in the United States. The increase in demand has been managed through increasing the local workforce by 15% and increased use of SAP’s global delivery resources enabling a reduction in third party delivery costs. The Asia Pacific Japan region also had strong growth in 2007, with activities in China and India increasing substantially. This demand has been met through increased use of global delivery resources, an increase in headcount together with the use of external resources. Consulting revenue in the EMEA region grew at a slower rate but showed significant increase in some areas such as Commonwealth of Independent States (CIS), the Nordic region, Benelux, Iberia, southeast European countries, and the Middle East, which all achieved double digit growth rates.

2006 compared with 2005. Consulting segment revenue increased by 11% from €2,078 million in 2005 to €2,300 million in 2006.

Consulting segment expenses increased by 5% from €1,620 million in 2005 to €1,704 million in 2006.

Geographically, the strong growth in the consulting services business came from the Asia Pacific Japan region, especially in India and Korea where we also saw a significant increase in software and maintenance revenue. Demand in the region was met through a combination of increasing the local consulting workforce by 10%, increased billable utilization of SAP consultants, increased use of global delivery resources and increased use of third-party resources. Revenue growth in the Americas region continued with previous demand generation activities in the United States continuing to have a positive impact on the business. This increased demand was met through a combination of increased workforce, billable utilization and use of third-party resources. Revenue in the EMEA region also grew, with strongest growth in France and Africa, although the EMEA region as a whole grew at a less significant rate than the Asia Pacific Japan and Americas regions.

In 2006, we focused more on the profitability of our consulting business than on its growth. Consulting segment contribution increased by 30% from €458 million in 2005 to €596 million in 2006. On a constant currency basis, the segment contribution increased by 32%. The consulting segment profitability increased significantly by 4 percentage points to 26%.

Training Segment

The training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.

2007 compared with 2006. Training segment revenue was €493 million in 2007, which represents another strong increase of 12% from €440 million in 2006. This corresponds to a 16% increase on a constant currency basis. While traditional classroom training grew rather marginally, strong revenue growth was achieved primarily in e-learning, academy training, and customer-specific training. Although it still represents a rather small proportion of 9% of total training revenue, e-learning continues to rise in popularity and grew significantly in 2007 by 181%.

Training segment expenses increased from €273 million in 2006 to €284 million in 2007, or 4%. The cost of internal and external resources increased to support the growing business.

Training segment contribution increased by 25% from €167 million in 2006 to €209 million in 2007. Training segment margin increased by 4 percentage points to 42%.

2006 compared with 2005. Training segment revenue was €440 million in 2006, which represented a strong increase of 16% from €380 million in 2005 (17% increase on a constant currency basis). While traditional classroom training grew only marginally, strong revenue growth was achieved primarily in academy training, customer-specific training, and education consulting. Although it only represented a small proportion (2%) of the total training revenue, e-learning continued to rise in popularity and grew significantly (33%) in 2006.

Training segment expenses increased from €248 million in 2005 to €273 million in 2006, or 10%. The cost of internal and external resources increased to support the growing business, particularly education consulting services which are resource intensive by nature. In response to the change in customer demand to a more flexible delivery model, the training business continued its focus to shift from fixed to flexible infrastructures.

Training segment contribution increased by 27% from €132 million in 2005 to €167 million in 2006. The training segment margin increased 3 percentage points to 38%. This is primarily due to the growth of revenue streams with a lower cost of delivery, combined with the continued drive to flexibility in the core delivery model in response to customer demands.

OUTLOOK 2008

Global Economic Outlook

The International Monetary Fund (IMF) predicts continued growth in the world economy in 2008, even though the risk that the economy might slow down had increased since the second half of 2007. It assumes global output will grow 4.8% in 2008. Negatives continuing to emanate from the United States, sustained downward pressure on house prices in some countries, and some persistent high volatility on the credit markets could all slow the economy, says the IMF.

In addition, it would become more difficult for companies to obtain funding in view of the general reassessment of risk and the more austere credit analysis climate. The OECD expects commodity prices, which were already high at the end of 2007, to be a further source of difficulty. Nonetheless, the OECD expects the output of its member states, which are industrialized countries, to grow 2.3% in 2008 and 2.4% in 2009. In January 2008, the European Central Bank (ECB) predicted that global economic growth would remain sturdy overall because the effects of the weakening U.S. economy would be mitigated by the energy of the emerging markets.

However, the economists predict highly divergent regional trends. According to the IMF, in 2008 U.S. total output would grow as little as 1.9%, held back by persistent problems on the mortgage market and decreased consumer demand. However, at the end of 2007 the OECD did not see any reason to assume the U.S. economy would go into recession in 2008. Unemployment would increase only slightly, and inflation would slow. At the beginning of 2008, the ECB was basically upbeat about the United States.

The IMF believes slower growth in the United States would also make itself felt in closely linked countries. The year would be especially difficult in countries where the real-estate market had not yet passed through the full correction cycle. There were Western European countries in that category, which is why the IMF expects EU output to grow only 2.5% in 2008.

It expects growth in the German economy, which is strongly oriented to exporting, to decline from 2.4% in 2007 to 2.0% in 2008. The OECD believes that in 2008, growth in the euro area will continue to become more independent of growth in the United States. Despite faltering global growth, the ECB expects the economy to remain receptive to goods and services from the euro area in the medium term.

The IMF predicts that the economies of Asia will show more vigor, with 4.4% growth in 2008 in the industrialized countries and 8.8% growth among the emerging economies in 2008. Of these, it expects Chinese output to grow 10.0% and Indian output to grow 8.4%. On the other hand, it expects Japanese output to grow only 1.7%.

The IMF expects the volume of world trade to grow 6.7% in 2008; the OECD’s forecast is 8.1% followed by a further 8.1% in 2009.

IT Market: Outlook for 2008

U.S. market research firm IDC expects the IT market to retreat to a much less spirited growth in 2008, especially in the United States. It believes vendors will respond by focusing more on the markets with the lowest saturation levels.

IDC foresees that larger vendors will also expand into more service-intensive fields of operation. It expects increased acquisition activity as companies seek to entrench their positions in target markets. These include not only the emerging economies and the midmarket but also segments such as software on demand, information management, analytics, and specialized services.

Consequently, IDC expects IT spending to grow between 5.5% and 6.0% in 2008, compared to 6.9% in 2007. Gartner expects IT market expansion (excluding telecommunication) to be at the top of that range in 2008, at 6.0%

(2007: 9.0%). IDC perceives notable risks for the IT market in the overall economic trend in the United States, especially on the U.S. real estate market. Any retreat there could persuade companies to severely trim IT budgets.

Turning to the regional perspective, IDC and Gartner both predict IT sales in the United States, excluding telecommunications, to increase 5.5% in 2008.

IDC foresees stronger IT sales growth in 2008 in the Asia Pacific region (6.7%), Eastern Europe (12.4%), and Latin America (12.9%), although these are generally below the 2007 levels. Gartner has similar expectations, and both firms expect the expansion of the sector to continue to accelerate in the Latin American countries. IDC sees IT sales growing 5.9% in Western Europe and 5.2% in Germany. The German Association for Information Technology, Telecommunications, and New Media (BITKOM) surveyed its members and expects business to be upbeat in Germany. Gartner expects the IT market in Western Europe (excluding telecommunication) to grow 4.7% in 2008.

IDC expects small businesses and midsize companies to spend between 8% and 10% more on IT in 2008. Until recently, many products on offer for small businesses and midsize companies were actually packaged products for big corporations, but with minor functional adaptations or reduced prices. However, software vendors were now creating specially tailored midmarket offerings and solutions, IDC reported. It was a strategy with considerable potential for sales, it said.

IDC expects the global hardware market to expand 5.7% and the services market to expand 6.3% in 2008. It sees spending on packaged software growing 8.5%. IDC sees the market for specialized applications expanding only 7.5% in 2008, whereas Gartner’s prediction of 8.7% segment growth is more optimistic. Both of these worldwide leaders in IT market analysis envision a less buoyant information technology market overall in the medium term. They both consider that much of the potential for packaged software products is spent. They believe it is time for specialized markets in software applications and hardware deployment to develop.

Outlook for SAP

In 2008, we plan to continue to build new business around SAP Business ByDesign and the related business model. We also plan to focus on rapidly integrating Business Objects and harvesting our new opportunities in the field of applications for business users.

Assuming an effective tax rate between 31.0% and 31.5% based on U.S. GAAP income from continuing operations, our outlook guidance for fiscal year 2008, which is entirely based on non-GAAP figures, is as follows (see “Use of Non-GAAP Financial Measures” above):

•	We expect full-year 2008 Non-GAAP software and software-related service revenue to increase between 24% and 27% on a constant currency basis (2007: €7.427 billion). This full-year projection excludes an estimated €180 million of support revenue that Business Objects would have been able to recognize had it remained a standalone entity but that will not be recognized by SAP due to purchase accounting adjustments under U.S. GAAP. We expect SAP’s business, excluding the contribution from Business Objects, to contribute 12 to 14 percentage points to this growth.

•	We expect our full-year 2008 Non-GAAP operating margin, which excludes the Business Objects support revenue mentioned above as well as acquisition-related charges, to be between 27.5% and 28.0% on a constant currency basis (2007 Non-GAAP operating margin: 27.3%).

•	The 2008 Non-GAAP operating margin outlook includes accelerated investments of €175 to €225 million (2007: €125 million) in building a business around the new SAP Business ByDesign solution to address new, untapped segments in the midmarket.

•	We plan to increase our headcount by about 4,000 FTEs in 2008 and we expect 10% of the new jobs to be in Germany. Those numbers do not include the headcount increase resulting from the acquisition of Business Objects.

•	For the benefit of our shareholders, we will continue to buy back shares in 2008 and, if approved at the Annual General Meeting of Shareholders on June 3, 2008, we will pay a dividend that provides a payout ratio of about 31%.

Our planned capital expenditures for 2008 (not including acquisitions), which will be covered in full by operating cash flow, will mainly be for completing new office buildings at various locations. We intend to further strengthen our healthy financial situation.

Among the assumptions underlying this outlook include an economic environment as described in this review and customer purchasing behavior exhibiting the accustomed seasonality with sales peaking in the fourth quarter.

Prospects through 2010

In the medium term, we expect further advances and continuing revenue growth. Our strategy is to increase software and software-related service revenue, which comprises software and maintenance revenue and subscriptions and other software-related services.

The completion of our enterprise SOA development road map allows for all SAP solutions to run on one business process platform. This along with the introduction of our SAP Business ByDesign solution and our acquisition of Business Objects will open up the potential for us to address more markets. We estimate that the total volume of the software and software-related services segment of the markets in which we now operate and will operate in the future will grow from currently about US$36.7 billion to about US$75 billion by 2010.

By 2010, we hope to increase our customer numbers to about 100,000.

We see our new business with SAP Business ByDesign as an opportunity worth about US$1 billion by 2010 and we look ahead to approximately 10,000 new customers per year from then. We believe we will be able to drive the margin on the new business up toward the operating margin on our established business. We expect continued double-digit percentage growth in our established core business in the years ahead.

FOREIGN CURRENCY EXCHANGE RATE EXPOSURE

Although our reporting currency is the euro, a significant portion of our business is conducted in currencies other than the euro. International sales are primarily made through our subsidiaries in the respective regions and are generally denominated in the local currency, although in certain countries where foreign currency exchange rate exposure is considered high, some sales may be denominated in euro or U.S. dollars. Expenses incurred by our subsidiaries are generally denominated in the local currency. Accordingly, the functional currency of our subsidiaries is the local currency. Therefore, movements in the foreign currency exchange rates between the euro and the respective local currencies to which our subsidiaries in countries that do not participate in the euro are exposed, may materially affect our consolidated financial position, results of operations and cash flows. In general, appreciation of the euro relative to another currency has a negative effect on our results of operations, while depreciation of the euro has a positive effect. As a consequence, period-to-period changes in the average exchange rate in a particular currency can significantly affect our revenue, operating results and net income. The principal currencies in which our subsidiaries conduct business that are subject to the risks described in this paragraph include the U.S. dollar, the Japanese yen, the British pound, the Swiss franc, the Canadian dollar, and the Australian dollar. We enter into derivative instruments, primarily foreign exchange forward contracts, to protect our anticipated cash flows from foreign subsidiaries from the effects of foreign currency exchange fluctuations. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” and Note 26 to our consolidated financial statements in “Item 18. Financial Statements.”

Approximately 66% of our consolidated revenue in 2007 and approximately 65% in 2006 was attributable to operations in non-euro participating countries and such revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had negative effects on our consolidated revenue of €365 million, income before income taxes of €118 million and net income of €99 million for 2007, and had negative impacts on our consolidated revenue of €88 million, income before income taxes of €64 million and net income of €54 million for 2006. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk.”

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

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based on the accounting policies described in Note 3 to our consolidated financial statements in “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. The accounting policies that most frequently require us to make estimates and judgments, and therefore are critical to understanding our results of operations, are:

•	Revenue recognition

•	Valuation of accounts receivable

•	Accounting for share-based compensation

•	Accounting for income taxes and other income tax related judgments

•	Impairment assessments

•	Legal contingencies

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board. Historically, our assumptions, judgments and estimates relative to our critical accounting policies have not differed materially from actual results. Please refer to Note 3 to our consolidated financial statements in “Item 18. Financial Statements” for further discussion of our accounting policies.

Revenue Recognition

We derive our revenues from the sale or the license of our software products and of support services, subscriptions, consulting, development, training, and other professional services. We may license our software in multiple-element arrangements if the customer purchases any combination of support service, consulting, development, training, or other professional services in conjunction with the software license. We use the residual method pursuant to the requirements of American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended. This method allows us to recognize revenue for the delivered elements in multiple-element arrangements when company-specific objective evidence of fair value (“VSOE”) exists for all of the undelivered elements (for example, support, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We review our VSOE at least annually. If we are unable to establish or maintain a VSOE for elements, it could impact our revenues, results of operations and financial position because we may have to defer all or a portion of the revenue from multiple-element arrangements.

We have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. Therefore, it is critical to determine what constitutes a multiple-element arrangement with a particular customer. Also determining what constitutes a separate element in the arrangement may involve judgment; for example, a right to an incremental discount on a customer’s future purchases of software or services could become a separate element in a multiple-element arrangement which we need to separately account for if that incremental discount is considered to be significant.

If a multiple-element arrangement involves significant production, modification, or customization of the software, or is otherwise determined to contain elements (such as consulting services) that are deemed to be essential to the functionality of the software elements, software revenue, which might otherwise be recognized immediately, needs to be deferred and recognized as the essential services are provided. The determination of whether the arrangement involves significant production, modification, or customization of the software or whether an element is essential to the other elements could be complex and requires the use of judgment.

Also, the amount of revenue from custom joint development agreements, development services and consulting services to recognize in a given period is typically based on the amount of work completed up to that point. This requires us to make estimates about total cost to complete the project and the stage of completion. The assumptions, risks, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenues and expenses reported. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer. Changes in estimates of progress of completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.

Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:

1.  Persuasive evidence of an arrangement exists

2.  Delivery has occurred

3.  The fee is fixed or determinable, and

4.  Collectibility is probable.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received or collectibility has become probable. The determination of whether fees are fixed or determinable or whether the fees are collectible is inherently judgmental, and the timing or amount of revenue recognition could change if different assessments had been made.

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

Total accounts receivable at December 31, 2007 and 2006 were €2,898 million and €2,443 million, respectively, which were net of an allowance for bad debts of €21 million in 2007 and €25 million in 2006. Net amounts charged to expense / (income) to provide for allowances for doubtful accounts were €6 million, €(40) million and €12 million, during 2007, 2006, and 2005, respectively.

In 2006 we revised our estimate of the allowance for doubtful accounts, which resulted in a reduction of bad debt expense of €43 million. The change in estimate included a change in general allowance percentages based on historical collections history, which we continually monitor, and a change in the way we categorize receivables to which the allowance percentages were applied. This change in estimate was partly driven by the then-recent trends including decreasing write offs and our improved days’ sales outstanding in certain countries and for the Group as a whole.

Specific customer credit loss risks are charged to the respective cost of software and maintenance or cost of service. Customer credit loss risks based on aging of the receivables are classified as general bad debt expense, which is included in “Other operating income/expense, net” as disclosed in Note 7 to our consolidated financial statements in “Item 18. Financial Statements.”

Charges for credit loss risks were as follows:

	2007	2006	2005
	€ millions

Specific customer credit loss risks	9	3	9
Customer credit loss risks based on aging of the receivables — charged to expense/(income)	(3)	(43)	3

Total amounts charged to expense/(income) for allowances for doubtful accounts	6	(40)	12

Accounts receivable written off against the allowance for doubtful accounts approximated €8 million, €5 million and €8 million during 2007, 2006, and 2005, respectively.

Accounting for Share-Based Compensation

As further explained in Note 27 to our consolidated financial statements in “Item 18. Financial Statements,” as of December 31, 2007 we had two share-based compensation plans classified as equity awards (SAP Stock Option Plan 2002 and Long Term Incentive 2000 Plan) and three share-based compensation plans that are classified as liability (STAR Plan, Incentive Plan 2010 and Virtual Stock Option Plan 2007). Furthermore we have various employee share purchase plans. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Prior to January 1, 2006, we accounted for share-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123 Accounting for Stock-Based Compensation, (“SFAS 123”) and SFAS 148 Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”), established accounting and disclosure requirements using a fair-value-based method of accounting for share-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006.

The cumulative effect from the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability-classified awards (STAR 2003, STAR 2004, and STAR 2005) from intrinsic value to fair value, was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005.

For the years presented in our consolidated financial statements in “Item 18. Financial Statements,” we did not change any plan terms of our existing share-based compensation plans. We did not change any valuation methods compared to the valuations made under SFAS 123.

To estimate the fair values of our stock options and convertible bonds granted under the share-based compensation plans classified as equity awards (Stock Option Plan 2002 and Long Term Incentive 2000 Plan) we consistently used the Black-Scholes-Merton option-pricing model. As described in Note 27 to our consolidated financial statements in “Item 18. Financial Statements,” this option-pricing model requires that we use a number of assumptions, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised).

The last stock options granted under SAP SOP 2002 Plan and Long Term Incentive 2000 Plan were in 2006 and 2002, respectively. For options granted in 2006 and 2005, the expected life of the options was determined using the “simplified method” to be 3.5 years, which represented the average of the vesting period and the contractual term of the awards. This approach was used because we did not have sufficient information about the historical exercise behavior of equity-based options granted to our employees. For awards granted from 2002 to 2004, the expected term of the awards was determined to be 2.5 years. Expected volatilities are based on implied volatilities of traded options to purchase our common share granted in 2006 and 2005 and based on historical data for options granted between 2002 and 2004.

Additionally, our share price on the date of grant influences the option value. Notwithstanding that the exercise price of most options equals or is connected to the quoted market price of our stock on the grant date, the higher the share price, the higher the option value.

We intend to continue using share-based compensation awards to attract and retain senior managers and select employees. However, we do not intend to grant any more options under equity-classified awards and instead make use of share-based compensation awards classified as a liability.

For purposes of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. The fair value of awards granted under SAP SOP 2002 in 2006 was calculated based on an expected volatility of 24%. Changes in the volatility assumption could significantly impact the estimated fair values calculated by the Black-Scholes-Merton option-pricing model. However, the impact on our operating income would not be material.

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

As of December 31, 2007, we have cumulative undistributed earnings from certain foreign subsidiaries of approximately €2,249 million that are currently deemed to be permanently reinvested. A change in economic or other circumstances could impact our decision to repatriate some or all of these undistributed earnings which would result in the recognition of additional income tax liabilities.

Impairment Assessments

Goodwill and intangible assets

We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed. There is significant judgment involved in purchase price allocation upon business combinations and determining the appropriate reporting units to which the goodwill should be allocated. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), we review the carrying amount of goodwill for impairment on an annual basis. Additionally, we perform an impairment assessment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value of goodwill and other intangible assets may not be recoverable. In making that assessment, we use certain assumptions and estimates about future cash flows, which are complex and often subjective. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts and estimation of our weighted-average cost of capital. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our reported financial results. We did not record any impairment charges on our goodwill or intangible assets during fiscal 2007. As of December 31, 2007, the carrying amounts of our goodwill and intangible assets, net were €1,423 million and €403 million, respectively (2006: €987 million and €263 million, respectively).

Equity investments

In the past and as a continuing part of our business strategy, we have made equity investments in technology related companies, some of which are start-up companies that are currently reporting and that have historically reported net losses. We account for these investments using the cost method unless we are able to significantly influence the operating and/or financial decisions of the investee, in which case we use the equity method of accounting.

Due to the limited historical information available about many of these companies, our estimates concerning our ability to recover the carrying value of these investments involve significant judgments. Specifically, the determination of the fair value of an investment and the amount we can expect to realize upon liquidation of an investment is judgmental, as is the determination of whether a decline in value of an investment is other-than-temporary. Changes in our estimates could have a material impact on our financial position and results of operations. The carrying value of our equity securities investments, a significant portion of which represents venture capital investments, at December 31, 2007 was €89 million (2006: €83 million). Although not significant in 2007, impairments and other charges related to our investments have had in the past, and could again have in the future, a material impact on our financial position and results of operations. In 2007, 2006, and 2005, we recognized impairment charges relating to equity securities investments of €6 million, €1 million and €4 million, respectively.

Legal Contingencies

We are currently involved in various claims and legal proceedings. Quarterly, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss pursuant to SFAS No. 5, Accounting for Contingencies. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties relating to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on 2007, 2006 or 2005. See Note 24 to our consolidated financial statements in “Item 18. Financial Statements.”

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

See Note 3 to our consolidated financial statements in “Item 18. Financial Statements.”

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash, cash equivalents and short-term investments are funds generated from our business operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, to pay dividends on our shares, to buy back SAP shares in the open market and to acquire businesses. Cash and cash equivalents are primarily held in euro and U.S. dollars as of December 31, 2007.

We believe that our working capital is sufficient to meet our present operational needs and, together with expected cash flows from operations, can support our currently planned capital expenditure requirements for the next twelve months. However, there can be no assurance that a downturn in the economy worldwide, in a particular region, or in demand for our products and services in general, will not change this outlook.

In order to complement or expand our business in the future, we have made and expect to make acquisitions of businesses, products and technologies, and to enter into joint venture arrangements. These acquisitions or joint venture arrangements may require additional financing. For example, in connection with our acquisition of Business Objects we entered into a €5 billion credit facility (subsequently reduced to €4.45 billion as of December 31, 2007 and further reduced to €2.95 billion in February 2008), which had no borrowings until the first quarter of 2008. As of March 14, 2008, we had an outstanding borrowing of €2.95 billion on this credit facility. In addition, continued growth in our business may from time to time require additional capital. There can be no assurance that additional capital will be available to us if and when required, or that such additional capital will be available on acceptable terms to us.

The table below presents our cash and cash equivalents as well as short-term investments as of December 31:

	2007	2006	% change
	€ millions

Cash and cash equivalents	1,608	2,399	(33)%
Restricted cash(1)	550	—	—
Short-term investments	598	931	(36)%

Total	2,756	3,330	(17)%

(1)	The balance as of December 31, 2007 represents restricted cash of €550 million which was a security deposit that served as collateral for the credit facility entered into in connection with the acquisition of Business Objects.

Cash and cash equivalents consist of cash at banks and highly liquid investments with original maturity of three months or less, including money market funds, time deposits, and commercial paper. Short-term investments consist of investments with original maturities of greater than three months and remaining maturities of less than one year, including auction rate securities, variable rate demand notes, available-for-sale debt and marketable equity securities. Investments with maturities beyond one year or certain cost- and equity-method equity investments may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. The decrease in cash and cash equivalents and short-term investments from 2006 was due to the continued repurchase of our own shares, dividend payments, and acquisitions. See Note 3 to our consolidated financial statements in “Item 18. Financial Statements” for a related discussion on how we define short-term investments.

Total net interest income increased to €135 million in 2007 compared to €120 million in 2006 and €90 million in 2005. The increase is primarily due to higher interest rates. In addition to foreign currency exposure, we are generally exposed to fluctuations in the interest rates of many of the world’s leading industrialized countries. Our interest income and expense are most sensitive to fluctuations in the level of U.S. dollar and euro interest rates.

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

Cash, cash equivalents and short-term investments mainly consisted of amounts held in U.S. dollars (approximately €1,142 million) and in euro (approximately €1,110 million) as of December 31, 2007.

Analysis of Consolidated Statements of Cash Flow

	Years ended December 31,			Change	Change
	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
	€ millions

Net cash provided by operating activities	1,950	1,855	1,612	5%	15%
Net cash used in investing activities	(1,392)	(132)	(574)	955%	(77)%
Net cash used in financing activities	(1,287)	(1,375)	(555)	(6)%	148%

Cash flow from operating activities increased by €95 million or 5% in 2007 due to the increase in net income. As total revenue grew, our accounts receivable balance increased by €455 million or 19% in 2007 while our rolling 12-month average collection period, which is measured in days sales outstanding (meaning the average number of days that passed before we were paid by our customers following the delivery of our software or the rendering of services, or DSO) was reduced from 68 days in 2006 to 66 days in 2007. Cash used in investing activities increased significantly from €132 million in 2006 to €1,392 million in 2007. This increase is partly due to a transfer of cash to restricted cash being classified as an investing activity. The restricted cash was set up as a security deposit that served as collateral for a credit facility entered into in connection with the acquisition of Business Objects. Also, the net inflow from short-term, equity, and other investments was significantly less than in 2006, because in 2006 we had liquidated and reallocated substantial amounts of such investments. In addition, cash outflow for acquisitions of unrelated companies increased to €672 million (2006: €504 million). Also, we continued to spend on intangible assets and property, plant and equipment, amounting to €401 million in 2007, a significant portion of which represented the cost of construction of office buildings. Cash used in financing activities decreased by €88 million or 6% in 2007 mainly because of a slightly lower amount used for purchases of treasury stock (2007: €1,005 million; 2006: €1,149 million).

Cash flow from operating activities increased by €243 million or 15% in 2006 due to increased cash receipts from customers driven by a 10% increase in total revenue and a 14% increase in deferred revenue, and in line with an increase in net income of €375 million from 2005. Consistent with the revenue growth, our accounts receivable balance increased by €192 million or 8% in 2006 while our rolling 12-month average collection period, which is measured in DSO remained at about 68 days in 2006. Cash used in investing activities decreased by €442 million or 77% in 2006 mainly due to a net inflow from short-term, equity, and other investments, arising out of their partial liquidation and reallocation between such investments and cash and cash equivalents. This factor is partially offset by cash payments for our acquisition of unrelated companies, totaling €504 million, net of cash received, for three software companies. Also, we continued to spend on intangible assets and property, plant and equipment, amounting to €365 million in 2006, a significant portion of which represented the cost of construction of office buildings in corporate headquarters. Cash used in financing activities increased significantly by €820 million or 148% in 2006; mainly because of a 31% increase in the amount of dividend distributed (2006: €447 million; 2005: €340 million) and a 153% increase in treasury stock purchases (2006: €1,149 million; 2005: €454 million).

Credit Lines

As of December 31, 2007, we had outstanding long-term financial debt of €2 million and outstanding short-term financial debt of approximately €32 million, consisting primarily of amounts borrowed under lines of credit.

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

We entered into this credit facility to increase our financial flexibility. We did not, however, draw down the facility in 2007, nor do we currently intend to draw down the facility. Consequently, there were no borrowings outstanding under the facility as of December 31, 2007.

In addition, in October 2007 we entered into a €5 billion credit facility (subsequently reduced to €4.45 billion as of December 31, 2007 and further reduced to €2.95 billion in February 2008) in connection with our public tender offer to buy Business Objects. We did not draw on the facility until the first quarter of 2008. As of March 14, 2008, we had an outstanding borrowing of €2.95 billion on this credit facility.

As of December 31, 2007, SAP AG had additional available lines of credit totaling approximately €599 million. As of December 31, 2007, there were no borrowings outstanding under these lines of credit. Furthermore, certain of our foreign subsidiaries have lines of credit available that allow them to borrow funds in their respective local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As of December 31, 2007, approximately €44 million were available through such arrangements. The lines of credit have been reduced considerably as several subsidiaries do not have a need for credit facilities any more due to their cash flow and liquidity development. Total aggregate borrowings under these lines of credit amounted to €27 million as of December 31, 2007.

Authorized Capital

We also have available sources of cash through authorized capital as outlined in Note 20 to our consolidated financial statements in “Item 18. Financial Statements.”

OFF-BALANCE SHEET ARRANGEMENTS

We have entered into operating leases for office facilities for most of our subsidiaries, computer hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual obligations.”

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

Contractual Obligations

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2007:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	€ millions

Long-term debt obligations(1)	2	—	2	—	—
Capital (finance) lease obligations(2)	3	—	2	1	—
Operating lease obligations(3)	649	157	216	139	137
Purchase obligations(4)	201	137	48	12	4
Other long-term liabilities reflected on the balance sheet(5)	106	—	100	4	2

Total	961	294	368	156	143

(1)	This represents a bank loan.

(2)	This mainly represents capital leases of computer equipment and cars.

(3)	We have operating leases for office facilities for most of our subsidiaries, cars, computer hardware and certain other equipment. Rental expense for operating leases in 2007 was €209 million (2006: €181 million; 2005: €164 million).

(4)	Purchase obligations represent agreements to purchase goods or services that are enforceable and legally binding on us that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The outstanding obligations include the construction of facilities, office equipment and car purchase commitments, food and security services and other facility commitments.

Our expected contributions to our pension and other post employment benefit plans are not included in the table above. We expect to contribute in 2008 statutory minimum and discretionary amounts of €2 million to our German defined benefit plans and €5 million to our foreign defined benefit plans, all of which are expected to be paid as cash contributions. Our contributions to our German and foreign defined contribution plans have ranged from €82 million to €93 million in 2005 through 2007; we expect similar contributions to be made in 2008. See Note 19a to our consolidated financial statements in “Item 18. Financial Statements” for additional information on estimated future pension benefits to be paid.

(5)	Amounts mainly consist of income tax payable (€90 million) which includes provisions for uncertainties in income taxes, restructuring and other accruals (€10 million) and trade accounts payable (€6 million). Other noncurrent liabilities on the balance sheet such as pension and other postemployment benefit liabilities, deferred compensation, deferred income, deferred tax liabilities, and deferred rent are not included in this table. Please see Notes 18 and 19b to our consolidated financial statements in “Item 18. Financial Statements.”

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

In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. Based on historical experience and evaluation, we do not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to our own performance, no related liability has been recorded. We also generally provide a six to twelve month warranty on our software. Due to the nature of these warranties, which relate to the performance of our software, we cannot reasonably estimate the maximum exposure to loss resulting from the warranties. Our warranty liability is included in Other obligations. See Note 19b to our consolidated financial statements in “Item 18. Financial Statements.”

As of December 31, 2007 and 2006, no guarantees were provided for performance or financial obligations of third parties.

RESEARCH AND DEVELOPMENT

The SAP product development units define the business functions and technical architecture of future software products and realize them in software code and software-related content such as models and methodologies.

SAP’s development labs, known as SAP Labs, is a global research and development organization with operations in Bulgaria, Canada, China, Hungary, India, Israel, Japan, the United States and Germany. This regional diversification enhances the efficient use of local resources and allows for closer ties to the companies in our partner ecosystem as we jointly develop innovative products and services. The network of SAP Labs is designed to act quickly on new requirements from customers and the market and to accelerate product innovation and raise productivity.

SAP Research is a group responsible for identifying emerging information technology trends, as well as researching and building prototypes that could find their way into SAP products. The fundamental business model of SAP Research is based on co-innovation through collaborative research with both academia and industry.

We believe that in the medium term we must continuously improve our portfolio of products if we are to maintain and build on our current leading position as a vendor of business software. Our research and development activities in 2007 centered on our new SAP Business ByDesign solution for companies in the lower midmarket, entirely based on the enterprise SOA architecture — we thus call it enterprise SOA by design. This new solution enhances our existing portfolio for small businesses and midsize companies, which also includes the SAP Business One application and the SAP Business All-in-One solutions.

In addition, in 2007 we continued development of enhancements to our SAP Business Suite products to offer the full SAP Business Suite on enterprise SOA so that large enterprises can start benefiting from enterprise SOA while keeping a stable core for their mission-critical applications. We refer to this as enterprise SOA by evolution.

Research and development expenses for the years ended December 31, 2007, 2006 and 2005 were €1,458 million, €1,335 million and €1,089 million, respectively. Research and development expenses as a percentage of total revenue were 14%, 14% and 13% for the years ended December 31, 2007, 2006, and 2005, respectively.

The importance of R&D was also reflected in the breakdown of employee profiles. In 2007, our total FTE count in development work was 12,951 (2006: 11,801; 2005: 10,215). This is 30% of all SAP employees and represents a 10% rise in the number of R&D employees since the previous year. Of the employees working in R&D, 48% (2006: 52%; 2005: 57%) are employed in Germany, 25% (2006: 22%; 2005: 18%) are in our high-growth development centers in China and India, and about 27% (2006: 26%; 2005: 25%) are in our other development locations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP AG, each such member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(4)(6)(7)(8)	64	Chairman of the Supervisory Board	2003	2012
Pekka Ala-Pietilä(1)(7)(8)	51	Co-founder and CEO Blyk Ltd.	2002	2012
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(5)(9)	57	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2012
Dr. h.c. Hartmut Mehdorn(1)(6)	65	Chairperson of Executive Board, Deutsche Bahn AG	1998	2012
Prof. Dr.-Ing. Dr. h.c. mult. Dr.-Ing. E.h. mult. Joachim Milberg(1)(2)(4)(7)(8)	64	Chairman of the Supervisory Board of BMW AG	2007	2012
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(1)(3)(5)	66	Professor at Saarland University	2002	2012
Dr. Erhard Schipporeit(1)(3)(11)	59	Management Consultant	2005	2012
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(7)	63	Member of the Corporate Executive Committee of Siemens AG	2007	2012
Lars Lamadé, Vice Chairman(4)(6)(10)	36	Employee, Project Manager Service & Support	2002	2012
Thomas Bamberger(3)(10)	40	Employee, Chief Controlling Officer Research & Breakthrough Innovation, Chief Controlling Officer Global Service & Support	2007	2012
Panagiotis Bissiritsas(2)(5)(10)	39	Employee, Support Expert	2007	2012
Willi Burbach(4)(7)(10)	45	Employee, Developer	1993	2012
Helga Classen(4)(6)(10)	57	Employee, Chairperson of the Works Council of SAP AG and SAP Hosting AG & Co. KG	1993	2012
Peter Koop(7)(10)	41	Employee, Industry Business Development Expert	2007	2012
Dr. Gerhard Maier(2)(3)(10)	54	Employee, Development Project Manager	1989	2012
Stefan Schulz(5)(7)(10)	38	Employee, Development Project Manager	2002	2012

(1)	Elected by SAP AG’s shareholders on May 10, 2007.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the General Committee.

(5)	Member of the Finance and Investment Committee.

(6)	Member of the Mediation Committee.

(7)	Member of the Technology Committee.

(8)	Member of the Nomination Committee

(9)	Until January 1, 2006, Wilhelm Haarmann practiced as a partner of Haarmann Hemmelrath which served as special German tax counsel to SAP AG and counseled SAP with regard to other legal matters. On January 1, 2006, he founded HAARMANN Partnerschaftsgesellschaft in Frankfurt.

(10)	Elected by SAP AG’s employees on April 23, 2007.

(11)	Elected by SAP AG’s shareholders on May 12, 2005, replacing Dietmar Hopp who resigned from the Supervisory Board on the same day. Member of the Audit Committee, and determined to be the Audit Committee financial expert.

For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and Compensation Committee, please refer to “Item 10. Additional Information — Corporate Governance.”

The current members of the Supervisory Board of SAP AG that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP AG’s, in Germany and other countries as of December 31, 2007, are set forth in Note 29 to our consolidated financial statements included in “Item 18. Financial Statements.” Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.

Pursuant to the German Co-determination Act of 1976 (Mitbestimmungsgesetz), members of the Supervisory Board of SAP AG consist of eight representatives of the shareholders and eight representatives of the employees. Of the eight employee representatives, two must be nominated by the trade unions. The elected employees must be at least 18 years of age and must have been in the employment of SAP AG or one of its German subsidiaries for at least one year. They must also fulfill the other qualifications for election codified in Section 8 of the German Works Council Constitution Act. These qualifications include, among other things, not having been declared ineligible or debarred from holding public office by a court.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each such member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Prof. Dr. Henning Kagermann, CEO	1991	2009
Dr. Peter Zencke	1993	2008
Prof. Dr. Claus Heinrich	1996	2010
Gerhard Oswald	1996	2010
Dr. Werner Brandt	2001	2009
Léo Apotheker	2002	2010
John Schwarz	2008	2010

The Executive Board members’ responsibilities are aligned along SAP’s value chain, spanning innovation, research and development, production, services, marketing, training, consulting and sales.

On March 28, 2007, we announced the resignation by mutual agreement of Executive Board member Shai Agassi effective April 1, 2007. At that time the Supervisory Board named Executive Board member Léo Apotheker to the newly created role of Deputy CEO with immediate effect. We also established an Executive Council, which is composed of the Company’s corporate officers. It reports to the Executive Board and shares responsibility for customer-facing and product strategies. The Executive Council enables us to align with customer needs more quickly in pursuit of our 2010 growth plan. In line with our commitment to the current product and platform strategy, the executives who lead development organizations now report to CEO Henning Kagermann.

On February 19, 2008, we announced that Business Objects CEO John Schwarz was named officially as the seventh member of the SAP Executive Board, effective March 1, 2008.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Henning Kagermann, CEO (Vorstandssprecher), 60 years old, physics graduate. Henning Kagermann joined SAP AG in 1982. He became a member of the Executive Board in 1991 and Co-CEO in 1998. In May 2003 he became sole CEO of the Executive Board. He has overall responsibility for SAP’s strategy and business development, and also oversees the areas of product development for large enterprises, global communications, internal audit and top talent management.

Léo Apotheker, Deputy CEO (stellvertretender Vorstandssprecher), 54 years old, business economist. Léo Apotheker first joined SAP in 1988 and became a member of the Executive Board in 2002. He is responsible for sales, consulting, education, marketing, and partner management. He became Deputy CEO on March 28, 2007.

Werner Brandt, 54 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc. His responsibilities at SAP include finance and administration, shared services, global intellectual property, mergers & acquisitions, and SAP Ventures.

Claus Heinrich, 52 years old, business management and operations research graduate. Claus Heinrich joined SAP in 1987 and became a member of the Executive Board in 1996. He is responsible for global human resources (including labor relations), internal SAP IT organization, the optimization of internal business processes, as well as the global SAP Labs network.

Gerhard Oswald, 54 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for global service and support and co-heads with Peter Zencke the new dedicated midmarket solution SAP Business ByDesign.

John Schwarz, 57 years old, has degrees in business administration and in computer science. John Schwarz joined SAP in 2008 and became a member of its Executive Board on March 1, 2008. He is chief executive officer (CEO) of Business Objects, a separate unit within the SAP Group. He joined Business Objects in September 2005 as its CEO. Prior to Business Objects, he was president and chief operating officer of Symantec Corporation. He is responsible for go-to-market activities, product development and the integration of the SAP Business Objects unit.

Peter Zencke, 58 years old, mathematics and economics graduate. Peter Zencke joined SAP in 1984 and became a member of the Executive Board in 1993. He is responsible for the development of SAP’s new application platform, based on the enterprise SOA by design architecture. In addition, he oversees the development of SAP’s new software solution for the midmarket, SAP Business ByDesign which is built on the new application platform. His responsibilities also include the development of SAP Business One and the coordination of SAP’s global research activities.

The members of the Executive Board of SAP AG as of December 31, 2007 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note 29 to our consolidated financial statements in “Item 18. Financial Statements.” Apart from pension obligations, SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member.

To our knowledge, there are no family relationships among the Supervisory and Executive Board members.

COMPENSATION REPORT

This compensation report outlines the criteria that we apply to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation packages. It also contains information about Executive Board members’ share-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation Package

The Executive Board members’ compensation package is defined by the Compensation Committee, a committee of the Supervisory Board chaired by Hasso Plattner (chairperson of the Supervisory Board). Its other members are Panagiotis Bissiritsas, Wilhelm Haarmann, Gerhard Maier, and Joachim Milberg.

Executive Board members’ compensation is intended to reflect the Group’s size and global presence as well as our economic and financial standing. The level is internationally competitive to reward committed, successful work in a dynamic environment.

The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element (salary), a performance-related element (directors’ profit-sharing), and a long-term incentive element (share-based compensation).

A compensation target is set for the total of fixed and performance-related elements. We review the compensation target every year in the light of our business and directors’ compensation at comparable companies on the international stage. Every year, the Compensation Committee sets the target performance-related compensation, reflecting the relevant values in SAP’s budget for that year. The number of virtual stock options issued in 2007 to each individual member of the Executive Board by way of share-based compensation was decided by the Compensation Committee at its meeting on March 21, 2007, and reflected the fair value of the options.

The following criteria apply to the elements of Executive Board compensation for 2007:

•	The fixed element is paid as a monthly salary.

•	The amount of performance-related compensation to be paid out in respect of 2007 depends on the SAP Group’s achievement of its targets “operating income based on U.S. GAAP,” on software and software-related revenue growth at constant currencies, and on the operating margin according to U.S. GAAP. On February 12, 2008, the Supervisory Board’s Compensation Committee assessed SAP’s performance against the agreed targets and determined how much performance-related compensation was payable. The payment will be made after the Annual General Meeting of Shareholders in June 2008.

•	The regular form of share-based compensation is the issue of virtual stock options under the terms of the 2007 stock option plan (SAP SOP 2007). The terms and details of SAP SOP 2007 are reported in Note 27 to our consolidated financial statements in “Item 18. Financial Statements.”

In 2006, Executive Board members received additional nonrecurring, share-based compensation in the form of stock appreciation rights (STARs) awarded under the Incentive Plan 2010, a share-based compensation plan. In 2007, no such nonrecurring compensation was awarded.

Amount of Compensation

Executive Board members’ compensation was as follows in fiscal year 2007:

			Performance-Related		Regular Long-Term
	Fixed Elements		Element		Incentive Elements
			Directors’		Share-Based
			Profit-		Compensation
	Salary	Other*	Sharing		(SAP SOP 2007)**	Total
	€(000)

Prof. Dr. Henning Kagermann (CEO)	728.5	16.0	4,219.7		949.1	5,913.3
Shai Agassi (member until March 31, 2007)****	161.3	3.1	446.8	***	—	611.2
Léo Apotheker	485.6	59.0	2,813.1		632.7	3,990.4
Dr. Werner Brandt	443.4	41.3	2,568.5		577.7	3,630.9
Prof. Dr. Claus E. Heinrich	443.4	20.2	2,568.5		577.7	3,609.8
Gerhard Oswald	443.4	14.8	2,568.5		577.7	3,604.4
Dr. Peter Zencke	443.4	28.0	2,568.5		577.7	3,617.6

Total	3,149.0	182.4	17,753.6		3,892.6	24,977.6

*	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, compensation from seats on other governing bodies in the SAP Group.

**	Fair value at the time of allocation.

***	The portion of the directors’ profit-sharing for January through March 2007 was calculated on the basis of the actual directors’ profit-sharing paid in 2006.

****	Shai Agassi left the Executive Board on March 31, 2007. His employment contract with SAP ended on April 30, 2007. Details of the benefits paid due to early contract termination are set out in the End-of-Service Undertakings section.

The values for regular share-based compensation in the table above result from the following allocations of SAP SOP 2007 virtual stock options granted in 2007. The following table shows the total Executive Board Compensation including the SAP SOP 2002 stock options granted in 2006 and the STARs granted under the Incentive Plan 2010:

						Nonrecurring
				Regular		Long-Term
			Performance-	Long-Term		Incentive
			Related	Incentive		Element
	Fixed Elements		Element	Elements		Share-Based
			Directors’	Share-Based	Total Before	Compensation
			Profit-	Compensation	Nonrecurring	(Incentive Plan
	Salary	Other*	Sharing	(SAP SOP 2002)**	Element	2010)**	Total
	€(000)

Prof. Dr. Henning Kagermann (CEO)	710.7	17.0	2,673.7	949.0	4,350.4	4,680.1	9,030.5
Shai Agassi	474.4	59.5	1,782.5	632.7	2,949.1	3,120.1	6,069.2
Léo Apotheker	473.8	0.3	1,782.5	632.7	2,889.3	3,120.1	6,009.4
Dr. Werner Brandt	432.6	41.3	1,627.5	577.7	2,679.1	1,560.0	4,239.1
Prof. Dr. Claus E. Heinrich	432.6	20.0	1,627.5	577.7	2,657.8	1,560.0	4,217.8
Gerhard Oswald	432.6	14.8	1,627.5	577.7	2,652.6	1,560.0	4,212.6
Dr. Peter Zencke	432.6	27.7	1,627.5	577.7	2,665.5	1,560.0	4,225.5

Total					20,843.8		38,004.1

*	Insurance contributions, benefits in kind, compensation from seats on other governing bodies in the SAP Group.

**	Fair value at the time of allocation.

Regular Share-Based Compensation Under SAP SOP 2007

			Total Fair
			Value of
			Long-Term
		Fair Value	Incentive	Fair Value
		of Right	Elements	of Right on	Total Value on
		at Time of	at Time of	December 31,	December 31,
	Quantity	Grant	Grant	2007	2007
		€	€(000)	€	€(000)

Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	949.1	8.53	1,012.0
Shai Agassi	—	—	0
Léo Apotheker	79,093	8.00	632.7	8.53	674.7
Dr. Werner Brandt	72,216	8.00	577.7	8.53	616.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	577.7	8.53	616.0
Gerhard Oswald	72,216	8.00	577.7	8.53	616.0
Dr. Peter Zencke	72,216	8.00	577.7	8.53	616.0

Total	486,594		3,892.6		4,150.7

Regular Share-Based Compensation Under SAP SOP 2002 and Nonrecurring Share-Based Compensation Under Incentive Plan 2010 in 2006

							Total Fair
							Value of
	Regular Share-Based Compensation			Nonrecurring Share-Based Compensation			Long-Term
	SAP SOP 2002			Incentive Plan 2010			Incentive
		Fair Value			Fair Value		Elements at
		at Time of			at Time of		Time of
	Quantity	Grant	Total	Quantity	Grant	Total	Grant
		€	€(000)		€	€(000)	€(000)

Prof. Dr. Henning Kagermann (CEO)	35,851	26.47	949.0	188,182	24.87	4,680.1	5,629.1
Shai Agassi	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Léo Apotheker	23,901	26.47	632.7	125,455	24.87	3,120.0	3,752.7
Dr. Werner Brandt	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Prof. Dr. Claus E. Heinrich	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Gerhard Oswald	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7
Dr. Peter Zencke	21,823	26.47	577.7	62,727	24.87	1,560.0	2,137.7

Total	170,945		4,525.2	690,000		17,160.1	21,685.3

End-of-Service Undertakings

      Retirement Pension Plan

Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until but not after the beneficiary’s 60th birthday. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG.

The benefit payable has been agreed with the active Executive Board members as of December 31, 2007. If service is ended prematurely, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

      On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time, the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected. The benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 90% of target annual salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

      An exceptional agreement applies to Executive Board member Léo Apotheker. Léo Apotheker’s agreement provides only for a retirement pension, and the pension contribution reflects his participation in the French social security system. Former Executive Board member Shai Agassi has rights to future benefits under the pension plan of SAP America Inc. The accrual was significantly reduced in 2007 because, when Shai Agassi left SAP, the rights to future benefits were paid out as a lump sum using the legal options available in the United States. Henning Kagermann’s rights to retirement pension benefits will be increased by further annual contributions because he has remained a member of the Executive Board after his 60th birthday.

The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to active Executive Board members as of December 31, 2007.

	Prof. Dr.
	Henning				Prof. Dr.
	Kagermann		Léo	Dr. Werner	Claus E.	Gerhard	Dr. Peter
	(CEO)	Shai Agassi	Apotheker	Brandt	Heinrich	Oswald	Zencke	Total
	€(000)

PBO January 1, 2006	5,592.1	172.0	462.1	529.4	3,252.4	3,525.8	4,127.5	17,661.3
Less plan assets market value January 1, 2006	3,952.4	113.6	579.1	313.8	1,512.3	1,732.5	2,559.7	10,763.4

Accrued January 1, 2006	1,639.7	58.4	(117.0)	215.6	1,740.1	1,793.3	1,567.8	6,897.9
PBO change in 2006	(257.4)	184.8	(16.7)	63.9	(237.1)	(241.5)	(251.6)	(755.6)
Plan assets change in 2006	630.1	132.8	24.3	94.4	251.1	282.6	387.3	1,802.6
PBO December 31, 2006	5,334.7	356.8	445.4	593.3	3,015.3	3,284.3	3,875.9	16,905.7
Less plan assets market value December 31, 2006	4,582.5	246.4	603.4	408.2	1,763.4	2,015.1	2,947.0	12,566.0

Accrued December 31, 2006	752.2	110.4	(158.0)	185.1	1,251.9	1,269.2	928.9	4,339.7
PBO change in 2007	530.5	(320.9)	(22.9)	20.4	(284.4)	(269.5)	(228.4)	(575.2)
Plan assets change in 2007	645.5	(199.0)	27.0	102.5	265.3	301.3	407.9	1,550.5
PBO December 31, 2007	5,865.2	35.9	422.5	613.7	2,730.9	3,014.8	3,647.5	16,330.5
Less plan assets market value December 31, 2007	5,228.0	47.4	630.4	510.7	2,028.7	2,316.4	3,354.9	14,116.5

Accrued December 31, 2007	637.2	(11.5)	(207.9)	103.0	702.2	698.4	292.6	2,214.0

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans vested on December 31, 2007:

	Vested on		Vested on
	December 31,		December 31,
	2007		2006
	€(000)

Prof. Dr. Henning Kagermann (CEO)	322.7	*	289.8
Shai Agassi	13.2		13.5
Léo Apotheker	45.5		45.5
Dr. Werner Brandt	41.0		34.4
Prof. Dr. Claus E. Heinrich	175.2		165.5
Gerhard Oswald	192.8		184.6
Dr. Peter Zencke	216.9		207.2

*	Due to the extension of Henning Kagermann’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on May 31, 2009, based on the entitlements vested on December 31, 2007.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pension actually payable at age 60 will be more than shown in the table.

In 2007, pension benefits of €743,000 were paid to former Executive Board members (2006: €725,000). On December 31, 2007, the projected benefit obligation for former Executive Board members was €11,587,000 (2006: €12,541,000).

Early Termination

The standard contract for all Executive Board members since January 1, 2006 provides that on termination before full term, SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP for reasons for which he or she is responsible.

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

During the continuance of a 12-month postcontractual noncompete period, an Executive Board member is paid abstention compensation corresponding to 50% of his or her final average contractual compensation. SAP can deduct the abstention compensation from any other amount it owes the member such as a pension.

Payments of €3,910,400 were agreed for Shai Agassi in relation to the ending of his contract with SAP on April 30, 2007, in accordance with the above agreements on payments made for early termination and the postcontractual noncompete period. Abstention compensation paid for the postcontractual noncompete period was not deducted from the pension amounts payable by SAP.

LONG-TERM INCENTIVES FOR THE EXECUTIVE BOARD

Members of the Executive Board hold virtual stock options under SAP SOP 2007, STARs under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000 that were granted to them in previous years. The terms and details of these plans are reported in Note 27 in the Notes to Consolidated Financial Statements section.

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2007, of virtual stock options issued under the SAP SOP 2007 plan since its inception.

The exercise price for an option is 110% of the base price. The base price is the average closing price of one SAP share in the Frankfurt stock exchange Xetra trading system over the 20 consecutive business days immediately starting the day after the announcement of the Company’s preliminary annual results. The premium of 10%, which is payable in addition to the base price, serves the purpose of rendering the exercise of the option economically reasonable only after the stock exchange price of the SAP share has risen by at least 10% as compared with the price used to determine the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2007.

      SAP SOP 2007 Stock Options

	Holding on
	December 31,		Fair Value of
	2007	Fair Value of	Unit on	Accrual on
	Quantity of	Unit at Time of	December 31,	December 31,
	Options	Grant	2007	2007
		€	€	€(000)
Prof. Dr. Henning Kagermann (CEO)	118,637	8.00	8.53	379.5
Léo Apotheker	79,093	8.00	8.53	253.0
Dr. Werner Brandt	72,216	8.00	8.53	231.0
Prof. Dr. Claus E. Heinrich	72,216	8.00	8.53	231.0
Gerhard Oswald	72,216	8.00	8.53	231.0
Dr. Peter Zencke	72,216	8.00	8.53	231.0

Total	486,594			1,556.5

Incentive Plan 2010

The additional nonrecurring share-based compensation awarded in 2006 comprises STARs for the Incentive Plan 2010 share-based compensation plan. The plan is a nonrecurring incentive with a term of up to five years, intended to give more encouragement than previously for innovation and to ensure the Executive Board actions remain focused on a long-term goal. The Incentive Plan 2010 is a share-based compensation plan intended to reward a substantial increase in our market capitalization. The Executive Board will qualify for payout under the plan only if, not later than the end of 2010, SAP’s average market capitalization during the last six months of a year is not less than 50% greater than its average value between July 1 and December 31, 2005, and SAP stock outperforms the GSTI Software Index over the same period. Payouts are scaled as follows:

•	If market capitalization does not increase by 50% or more, the Executive Board will not receive a payout.

•	If market capitalization increases by more than 50% but less than 100%, target achievement will be measured progressively.

•	If SAP’s market capitalization increases not less than twofold during the said period, the Executive Board will receive a payout of €100 million.

The STARs awarded to Executive Board members under this plan expire on December 31, 2010. If the target 100% increase in market capitalization is reached at an earlier date while at the same time the stock is outperforming the GSTI Software Index, the plan ends at that earlier date. All payouts under the plan are cash;

no new SAP shares will be issued. A beneficiary cannot exercise a STAR if he or she would take a windfall profit that is a substantial extraordinary unforeseen profit arising out of circumstances not intended by the Executive Board. All decisions in this regard or concerning appropriate reduction of plan payouts are at the sole discretion of the Compensation Committee of the Supervisory Board. The terms and details of this plan are reported in Note 27 in the Notes to Consolidated Financial Statements section.

      Nonrecurring Share-Based Compensation: Incentive Plan 2010

	Original
	Quantity			Fair Value of
	Granted		Fair Value of	Unit on	Accrual on
	Number of		Unit at Time of	December 31,	December 31,
	Rights		Grant	2007	2007
			€	€	€(000)

Prof. Dr. Henning Kagermann (CEO)	188,182		24.87	8.06	575.3
Shai Agassi	125,455	*	24.87	8.06	0.0
Léo Apotheker	125,455		24.87	8.06	383.5
Dr. Werner Brandt	62,727		24.87	8.06	191.8
Prof. Dr. Claus E. Heinrich	62,727		24.87	8.06	191.8
Gerhard Oswald	62,727		24.87	8.06	191.8
Dr. Peter Zencke	62,727		24.87	8.06	191.8

Total	690,000				1,726.0

*	The rights expired in the reporting period.

SAP SOP 2002

The table below shows Executive Board members’ holdings, on December 31, 2007, of stock options issued under the SAP SOP 2002 plan since its inception.

The exercise prices for SAP SOP 2002 stock options are 110% of the base price of an SAP AG common share. The base price is the arithmetic mean closing auction price for SAP stock in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price must be not less than the closing auction price on the day before the issue date. As a result of the issuance on December 21, 2006 of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

					Rights
		Holding on			Exercised		Holding on
		January 1, 2007			in 2007		December 31, 2007
	Exercise			Remaining		Price on		Remaining
	Price per	Quantity		Term in	Quantity of	Exercise	Quantity of	Term in
	Share	of Shares		Years	Shares	Day	Shares	Years
	€					€

Prof. Dr. Henning Kagermann (CEO)	22.59	320,000		1.16	320,000	38.7071	—	—
	37.50	200,000		2.13	—		200,000	1.13
	33.55	267,820		3.11	—		267,820	2.11
	46.48	143,404	(2)	4.10	—		143,404	3.10
Shai Agassi(1)	22.59	120,000		1.16	120,000	36.805	—	—
	24.78	120,000		1.33	120,000	36.805	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	1.33
	46.48	95,604	(2)	4.10	—		95,604	1.33
Léo Apotheker	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	95,604	(2)	4.10	—		95,604	3.10
Dr. Werner Brandt	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	(2)	4.10	—		87,292	3.10
Prof. Dr. Claus E. Heinrich	22.59	180,000		1.16	180,000	38.7071	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	(2)	4.10	—		87,292	3.10
Gerhard Oswald	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	(2)	4.10	—		87,292	3.10
Dr. Peter Zencke	22.59	180,000		1.16	180,000	38.7071	—	—
	37.50	112,000		2.13	—		112,000	1.13
	33.55	149,980		3.11	—		149,980	2.11
	46.48	87,292	(2)	4.10	—		87,292	3.10

Total		3,531,480			920,000		2,611,480

(1)	Shai Agassi can exercise his outstanding stock options under SAP SOP 2002 within the agreed two-year grace period in accordance with the applicable plan terms. The rights exercised in 2007 were exercised by Shai Agassi after he left the Executive Board.

(2)	These rights could not be exercised on December 31, 2007.

No rights expired or were forfeited in the report year.

LTI Plan 2000

Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the bond was issued, while the option exercise price varies with the performance of SAP stock over time against the GSTI Software Index.

The table below shows stock options held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP common share upon exercise of the option on December 31, 2007. Exercise prices vary with the performance of SAP stock over time against the GSTI Software Index. As a result of the issuance on December 21, 2006 of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon exercise each stock option now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the exercise price for an option is four times the exercise price per share shown in the table.

      LTI Plan 2000 Stock Options

				Rights
		Holding on		Exercised in		Holding on December 31,
		January 1, 2007		2007		2007
	Exercise		Remaining		Price on		Remaining
	Price per	Quantity	Term in	Quantity of	Exercise	Quantity of	Term in
	Share	of Shares	Years	Shares	Day*	Shares	Years
	€				€

Prof. Dr. Henning Kagermann (CEO)	20.09	112,128	3.14	—	—	112,128	2.14
	24.41	157,500	4.14	—	—	157,500	3.14
Léo Apotheker	30.16	87,500	5.14	—	—	87,500	4.14
Dr. Peter Zencke	20.09	27,924	3.14	—	—	27,924	2.14
	24.41	73,700	4.14	—	—	73,700	3.14

Total		458,752				458,752

*	In 2007, no stock options under the LTI Plan were exercised. Therefore, the exercise price is not given here because it is variable and is only calculated on the exercise day.

The table below shows convertible bonds held by members of the Executive Board on December 31, 2007, granted in earlier years under the LTI Plan 2000. The exercise prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP common share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issuance on December 21, 2006 of bonus shares at a one-to-three ratio under a capital increase from corporate funds, upon conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the exercise prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the exercise price for a bond is four times the exercise price per share shown in the table.

      LTI Plan 2000 Convertible Bonds

		Holding on		Rights		Holding on December 31,
		January 1, 2007		Exercised in		2007
	Exercise		Remaining	2007	Price on		Remaining
	Price per	Quantity	Term	Quantity of	Exercise	Quantity	Term
	Share	of Shares	in Years	Shares	Day	of Shares	in Years
	€				€

Prof. Dr. Henning Kagermann (CEO)	72.58	89,700	3.14	—		89,700	2.14
	47.81	126,000	4.14	—		126,000	3.14
	37.88	360,000	5.14	—		360,000	4.14
Léo Apotheker	83.67	95,400	3.19	—		95,400	2.19
	47.81	120,000	4.14	—		120,000	3.14
	37.88	70,000	5.14	—		70,000	4.14
Dr. Werner Brandt	47.81	20,000	4.14	—		20,000	3.14
	37.88	120,000	5.14	—		120,000	4.14
Prof. Dr. Claus E. Heinrich	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14	—		88,000	3.14
	37.88	200,000	5.14	—		200,000	4.14
Gerhard Oswald	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14	—		88,000	3.14
Dr. Peter Zencke	72.58	65,700	3.14	—		65,700	2.14
	47.81	88,000	4.14			88,000	3.14
	37.88	200,000	5.14	—		200,000	4.14

Total		1,862,200				1,862,200

Total Expense for Share-Based Compensation

In 2006 and 2007, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

	2007	2006
	€(000)

Prof. Dr. Henning Kagermann (CEO)	1,047.5	1,699.1
Shai Agassi	85.8	1,045.8
Léo Apotheker	690.3	1,045.8
Dr. Werner Brandt	601.4	868.6
Prof. Dr. Claus E. Heinrich	601.4	868.6
Gerhard Oswald	601.4	868.6
Dr. Peter Zencke	601.4	868.6

Total	4,229.2	7,265.1

STOCK HELD BY EXECUTIVE BOARD MEMBERS

No member of the Executive Board holds more than 1% of the common stock of SAP AG. Members of the Executive Board held a total of 86,515 SAP shares on December 31, 2007. On December 31, 2006, members of the Executive Board held a total of 287,384 SAP shares.

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007:

	Transaction in SAP Shares
	Transaction Date	Transaction	Quantity	Unit Price €

Léo Apotheker	April 23, 2007	Stock sale	120,000	38.5188
	October 19, 2007	Stock purchase	1,000	38.09
Dr. Werner Brandt	February 5, 2007	Stock purchase	2,000	35.58
	October 18, 2007	Stock purchase	1,000	38.20
Prof. Dr. Claus E. Heinrich	August 15, 2007	Stock sale	180,000	38.7071
Prof. Dr. Henning Kagermann	August 15, 2007	Stock sale	292,069	38.7071
	August 15, 2007	Stock purchase*	27,931	22.5925
Dr. Peter Zencke	August 15, 2007	Stock sale	180,000	38.7071

*	Shares acquired by exercising SAP SOP 2002 stock options.

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2007 or the previous year.

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

Compensation for Supervisory Board Members

Compensation Package

Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenditure, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on common shares.

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

Any member of the Supervisory Board having served for less than the entire fiscal year receives one-twelfth of their respective remuneration for each month of service commenced. This also applies to the higher compensation levels for the chairperson and deputy chairperson and to the additional compensation for committee chairs and memberships.

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 3, 2008, the compensation paid to Supervisory Board members in respect of fiscal year 2007 will be as set out in the table below:

	2007				2006
			Compensation				Compensation
	Fixed	Variable	for Committee		Fixed	Variable	for Committee
	Compensation	Compensation	Work	Total	Compensation	Compensation	Work	Total
	€(000)

Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	75.0	125.0	15.0	215.0	75.0	125.0	15.0	215.0
Lars Lamadé (deputy chairperson from May 10, 2007)	49.0	80.2	2.5	131.7	37.5	62.5	2.5	102.5
Pekka Ala-Pietilä	37.5	62.5	2.5	102.5	37.5	62.5	2.5	102.5
Thomas Bamberger (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0
Panagiotis Bissiritsas (from May 10, 2007)	25.0	41.7	3.3	70.0	0.0	0.0	0.0	0.0
Willi Burbach	37.5	62.5	4.2	104.2	37.5	62.5	2.5	102.5
Helga Classen (deputy chairperson until May 10, 2007)	45.8	75.0	2.5	123.3	50.0	100.0	2.5	152.5
Prof. Dr. Wilhelm Haarmann	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Peter Koop (from May 10, 2007)	25.0	41.7	1.6	68.3	0.0	0.0	0.0	0.0
Bernhard Koller (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Christiane Kuntz-Mayr (until May 10, 2007)	15.6	26.0	2.1	43.8	37.5	62.5	5.0	105.0
Dr. Gerhard Maier	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. h.c. Hartmut Mehdorn	37.5	62.5	0.0	100.0	37.5	62.5	0.0	100.0
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg (from May 10, 2007)	25.0	41.7	5.0	71.7	0.0	0.0	0.0	0.0
Prof. Dr. Dr. h.c. August-Wilhelm Scheer	37.5	62.5	7.5	107.5	37.5	62.5	7.5	107.5
Dr. Barbara Schennerlein (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. Erhard Schipporeit	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Stefan Schulz	37.5	62.5	5.0	105.0	37.5	62.5	5.0	105.0
Dr. Dieter Spöri (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Dr. h.c. Klaus Tschira (until May 10, 2007)	15.6	26.0	1.0	42.7	37.5	62.5	2.5	102.5
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (from May 10, 2007)	25.0	41.7	1.7	68.3	0.0	0.0	0.0	0.0

Total	672.9	1,118.8	76.3	1,867.9	650.0	1,100.0	70.0	1,820.0

In addition, we reimburse members of the Supervisory Board their incurred expenses and the value-added tax payable on their compensation.

Long-Term Incentives for The Supervisory Board

We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board Members’ Shareholdings

Note 20 in the Notes to Consolidated Financial Statements section shows the shareholdings of Supervisory Board members Hasso Plattner (chairperson) and Klaus Tschira (who left the Supervisory Board in May 2007), and the companies they control, on December 31, 2007. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2007 or of the previous year. Members of the Supervisory Board held a total of 128,993,710 SAP shares on December 31, 2007. On December 31, 2006, members of the Supervisory Board held a total of 262,623,884 SAP shares.

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2007:

	Transactions in SAP Shares
Notifying Party	Transaction Date	Transaction	Quantity	Unit Price in €

Peter Koop	August 13, 2007	Stock purchase	141	40.231
Dr. Gerhard Maier	October 30, 2007	Stock sale	7,600	37.4157
Helga Classen	December 10, 2007	Stock sale	7,556	35.7999

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2007 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred in 2007 under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. For more information about this insurance, see the Executive Board: Other Information section.

EMPLOYEES (continued operation)

As of December 31, 2007, we had 43,861 FTEs worldwide, which represented an increase of 12% from December 31, 2006. Of the total headcount, 14,749 employees were based in Germany and 7,832 in the United States. One hundred sixty-two employees worked in discontinued operations. Overall (including discontinued operations) 44,023 employees worked for SAP worldwide as of December 31, 2007 (2006: 39,355; 2005: 35,873).

The following tables set forth the numbers of employees by functional area and by geographic region as of December 31, 2007, 2006, and 2005 in terms of FTEs (All headcount figures set forth below exclude discontinued operations):

	Employees as of December 31, continued operations
	2007				2006				2005
FTEs	EMEA	Americas	APJ(*)	Total	EMEA	Americas	APJ(*)	Total	EMEA	Americas	APJ(*)	Total

Product	3,022	1,002	1,807	5,831	2,840	808	1,595	5,243	2,494	613	1,262	4,369
Service	6,558	3,893	2,334	12,785	6,336	3,363	1,819	11,518	6,636	3,203	1,591	11,430
Development	7,787	1,749	3,415	12,951	7,507	1,530	2,764	11,801	7,063	1,151	2,001	10,215
Sales & Marketing	3,688	3,129	1,465	8,282	3,330	2,604	1,116	7,050	3,302	2,189	934	6,425
General & Administration	1,810	571	416	2,797	1,613	523	336	2,472	1,504	470	286	2,260
Infrastructure	789	285	141	1,215	713	281	120	1,114	715	256	108	1,079

SAP Group	23,654	10,629	9,578	43,861	22,339	9,109	7,750	39,198	21,714	7,882	6,182	35,778

(*)	Asia Pacific Japan

We believe that hiring highly qualified professionals is essential to build the foundation for our future success and continued growth. Initial plans for 2007 called for 3,500 new jobs to be created. The actual net FTEs increased by 4,663. Of the total worldwide headcount increase in 2007, acquisitions accounted for 485, the majority of which was in the Americas region. The average number of FTEs increased by 4,210 from 37,919 in 2006 to 42,129 in 2007. The percentage increases were 17% in the Americas region, 6% in the EMEA region, and 24% in the Asia Pacific Japan region. We filled 1,520 new positions in the Americas region and 1,315 new positions in the EMEA region in 2007. Of the 1,828 new positions in the Asia Pacific Japan region, most were in India (1,021) and China (476).

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

On a worldwide basis, we believe that our employee relations are excellent. Employees of each of SAP France S.A. and Business Objects S.A. are subject to a collective bargaining agreement.

A German group works council with six members from the German subsidiaries at SAP’s headquarters in Walldorf represents employees. On the legal entity level, the common works council for our employees at SAP AG and SAP Hosting AG & Co. KG has 37 members. In addition, our German subsidiary SAP Deutschland AG & Co. KG has a works council with 23 members. Both works councils have formed elected committees responsible for different areas of co-determination. The works council is entitled to be consulted on decisions concerning the employees it represents and can co-determine with the management some measures concerning employees’ treatment at SAP. Therefore, some such decisions with an impact on the German workforce may take longer to make than in the absence of a works council, and reorganization measures may be more costly to implement. Despite this possibility, the works councils have not in the past significantly restricted our managerial freedom or materially hampered the performance of our companies.

Each of SAP France S.A and Business Objects S.A are represented by a French works council. A French works council is responsible for protecting the employees’ collective interests by ensuring that management considers the interests of employees in making decisions on behalf of the company. A French works council is entitled to certain company information and to consult with management on matters that are expected to have an impact on company structure or on the employees it represents.

SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by Hasso Plattner (Chairperson of the Supervisory Board) and Klaus Tschira (member of the Supervisory Board until May 10, 2007) and companies affiliated with the aforementioned individuals are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.” We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of the ordinary shares as of March 14, 2008.

SHARE-BASED COMPENSATION PLANS

SAP Stock Option Plan 2002

At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002. The SAP SOP 2002 provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries’ Executive Boards and to eligible executives and other top performers of SAP AG and its subsidiaries. The SAP SOP 2002 Plan was designed to replace the LTI 2000 Plan described below. Under the SAP SOP 2002, the Executive Board was authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options. In 2007, the SAP SOP 2002 Plan was replaced by the SOP 2007 Plan. The last stock options under the SAP SOP 2002 Plan were granted in 2006.

Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of our share in the Xetra trading system. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until the vesting period of two years has elapsed.

For options granted to members of the Executive Board since February 2004, the SAP SOP 2002 Plan’s terms cap the subscription rights if the Supervisory Board determines that an option holder would receive a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG has undertaken to reimburse to the option holders any expenses they may incur through fees, taxes, or deductions related to the cap. The cap will only be imposed if the Supervisory Board determines that the windfall profit results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.

By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 10, 2007, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2008, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s capital stock. Such repurchased ordinary shares may, among other things, be used to satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and our obligations upon the exercise of stock options under the SAP SOP 2002. This resolution replaced the resolution of the Annual General Meeting of Shareholders of May 9, 2006, which authorized the Executive Board to acquire on or before October 31, 2007, up to 120 million shares in SAP to, among other things, satisfy our obligations upon conversion of the convertible bonds or exercise of the stock options under the LTI 2000 Plan and the exercise of stock options under the SAP SOP 2002. These repurchases of ordinary shares are expected to reduce the dilutive effects on earnings per share. As of March 14, 2008, we have repurchased 14,269 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the SAP SOP 2002. The number of repurchased shares was adjusted to reflect the December 15, 2006 share issuance presented as a share split.

Long Term Incentive 2000 Plan

On January 18, 2000 SAP’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a share-based compensation program, providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Under the LTI 2000 Plan, 15 million convertible bonds or 18.75 million stock options were originally authorized, and a maximum of 18.75 million ordinary shares (not adjusted for the December 15, 2006 share issuance presented as a share split) were authorized pursuant to a contingent capital increase for issuance upon conversion of the convertible bonds and exercise of the stock options granted under the LTI 2000 Plan. Upon conversion of the convertible bonds and exercise of the stock options, we will be required to provide ordinary shares in return for payment of the conversion or exercise price, as the case may be, which will be less than the market price for the ordinary shares at the time of such conversion or exercise.

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

As of March 14, 2008, we have repurchased 6,798 thousand ordinary shares and issued them to stock option holders who have exercised stock options under the LTI 2000 Plan. See the preceding section, SAP Stock Option Plan 2002, for further discussions regarding shares we are authorized to repurchase to satisfy our obligations under the LTI 2000 Plan and the SAP SOP 2002.

Stock Appreciation Rights (STAR) Plans

In March 2007, we granted approximately 18.7 million (2006: 14.1 million; 2005: 19.0 million) stock appreciation rights to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The plan does not involve the issue or grant of options or shares. See Note 27 to our consolidated financial statements in “Item 18. Financial Statements” for a more detailed discussion.

Incentive Plan 2010

In January 2007 we granted 0.7 million stock appreciation rights (“rights”) to our top executives under the Incentive Plan 2010. In March 2006, we granted 0.7 million rights to the Executive Board members under the Incentive Plan 2010. The plan provides for a maximum payout of approximately €100 million for the tranche granted to the Executive Board members and approximately another €100 million for the tranche granted to the top executives, provided that the market capitalization of SAP AG doubles by December 31, 2010. Therefore, the maximum payout for the stock appreciation rights that have been granted to date under this plan amounts to approximately €200 million in the aggregate. The plan does not involve the issue or grant of options or shares. See Note 27 to our consolidated financial statements in “Item 18. Financial Statements” for a more detailed discussion.

Virtual Stock Option Plan 2007

In March 2007 we granted 7.0 million virtual stock options (stock appreciation rights, “SOP 2007”). The plan’s terms envisage cash settlement only, and it is available to members of the SAP AG Executive Board, members of subsidiaries’ executive boards and eligible executives and other top performers of SAP AG and its subsidiaries. The program replaced the SAP SOP 2002 Plan, described above. The plan does not involve the issue or grant of options or shares. See Note 27 to our consolidated financial statements in “Item 18. Financial Statements” for a more detailed discussion.

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

U.S. Employee Stock Purchase Plans

During 2007 we maintained two plans which allow for our U.S. employees to acquire equity securities of SAP AG as follows: (i) an employee non-discount purchase plan (the “U.S. Non-discount Plan”); and (ii) the ADR Stock Fund (the “ADR Stock Fund”) available under the SAP America, Inc. 401(k) Plan (“401(k) Plan”). Under the U.S. Non-discount Plan, an administrator makes open market purchases of ADRs for the accounts of participating employees on a semi-monthly basis. Such purchases are made out of amounts deducted from each participating employee’s eligible compensation. SAP does not make any contributions in connection with the U.S. Non-discount Plan. The ADR Stock Fund was introduced in 2000 as an investment option provided to certain U.S. employees under the 401(k) Plan. For 2007, U.S. employees could contribute up to 25% of their pretax and after tax payroll under the 401(k) Plan, and we would contribute 50% of the contributed amounts up to 6% of the pretax and after tax pay not to exceed $6,600 per year. Both employee and employer contributions are submitted to a plan administrator who provides various investment fund options at the election of each participant.

Other Foreign Stock Purchase Plans

Although we maintain and are in the process of introducing various employee stock purchase plans similar to our German and U.S. plans in the majority of our remaining foreign subsidiaries, the combined impact of these plans on our results of operations, net income and cash flows is not material.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who our shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of American Depositary Shares (ADS). Each ADS currently represents one SAP ordinary share. On March 14, 2008, based upon information provided by the ADS depositary, the Deutsche Bank Trust Company Americas, there were 44,173,032 ADSs held of record by 1,553 registered holders. The ordinary shares underlying such ADSs represented 3.5% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

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

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares as of March 14, 2008 of: (i) each person or group known by SAP AG to own beneficially 3% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

	Ordinary Shares
	Beneficially Owned
		% of
Major Shareholders	Number	Outstanding

Dietmar Hopp Stiftung GmbH	109,869,200	8.814%
DH Besitzgesellschaft mbH & Co. KG	6,404,000	0.514%

Dietmar Hopp, collectively(1)	116,273,200	9.327%
Hasso Plattner GmbH & Co. Beteiligungs-KG(2)	113,718,960	8.122%
Hasso Plattner Förderstiftung GmbH	15,244,922	1.223%
Hasso Plattner (24,100 ADRs)	24,100	0.002%

Hasso Plattner, Chairperson Supervisory Board, collectively(3)	128,987,982	10.347%
Dr. h.c. Klaus Tschira Beteiligungs GmbH & Co. KG	32,830,640	2.634%
Klaus Tschira Stiftung gGmbH	78,474,048	6.295%
Gerda Tschira	440,000	0.035%
Klaus Tschira	2,738,000	0.220%

Klaus Tschira, collectively(4)	114,482,688	9.184%
Executive Board Members as a group (7 persons)	86,515	0.007%
Supervisory Board Members as a group (16 persons)	128,993,699	10.348%

Executive Board Members and Supervisory Board Members as a group (23 persons)	129,080,214	10.355%
Options and convertible bonds that are vested and exercisable within 60 days of March 14, 2008, held by Executive Board Members and Supervisory Board Members, collectively(5)	1,165,253	N/A

(1)	Dietmar Hopp exercises sole voting and dispositive power in Dietmar Hopp Stiftung GmbH and DH Besitzgesellschaft mbH & Co. KG.

(2)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG.

(3)	Hasso Plattner exercises sole voting and dispositive power in Hasso Plattner GmbH & Co. Beteiligungs-KG and in Hasso Plattner Förderstiftung gGmbH.

(4)	Klaus Tschira exercises shared voting and dispositive power in Klaus Tschira Stiftung gGmbH and Dr. h.c. Tschira Beteiligungs GmbH & Co. KG.

(5)	Includes 691,053 stock options and 474,200 convertible bonds. Each of these stock options and convertible bonds entitles the holder, if exercised or converted, to four SAP AG ordinary shares.

We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED-PARTY TRANSACTIONS

See Note 30 in “Item 18. Financial Statements” for information on related-party transactions.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” and pages F-1 through F-78.

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

See a detailed discussion of our legal proceedings in Note 24 to our consolidated financial statements in “Item 18. Financial Statements.”

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

Significant Changes

We have acquired substantially all outstanding securities of Business Objects in the first quarter of 2008. In connection with the acquisition, we entered into a €5 billion credit facility in October 2007 (subsequently reduced to €4.45 billion as of December 31, 2007 and further reduced to €2.95 billion in February 2008). Funds available under the facility were not drawn until the first quarter of 2008. As of March 14, 2008, we had €2.95 billion drawn on this credit. See Note 4 to our consolidated financial statements included in “Item 18 Financial Statements” for a more detailed discussion on the estimated effects of the acquisition on our financial position. Also, see “Item 5. Operating and Financial Review and Prospects — Outlook 2008” for a related discussion on the estimated effects of the acquisition on our financial performance.

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

On September 7, 2007, the Executive Board of SAP AG announced that it decided to decrease the Company’s capital stock by canceling 23,000,000 treasury shares, representing 1.8% of the capital stock before this corporate action.

As of December 31, 2007 the share capital of SAP AG was €1,246,258,408 representing 1,246,258,408 no-par ordinary shares.

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

TRADING ON THE FRANKFURT STOCK EXCHANGE AND THE NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Frankfurt Stock Exchange, as provided by Reuters, together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADSs on the NYSE:

	Price per
	Ordinary Share(1)		DAX(2)		Price per ADS
	High	Low	Low	Low	High	Low
	In €				In US$

Annual Highs and Lows
2003	33.50	16.91	3,965.16	2,202.96	41.80	18.46
2004	35.68	29.03	4,261.79	3,646.99	45.45	35.50
2005	38.95	28.63	5,458.58	4,178.10	46.43	36.96
2006	46.86	34.56	6,611.81	5,292.14	57.00	43.57
2007	42.27	33.37	8,105.69	6,447.70	59.86	44.45
Quarterly Highs and Lows
2006
First Quarter	44.75	36.50	5,984.19	5,334.30	54.32	44.00
Second Quarter	46.86	38.49	6,140.72	5,292.14	57.00	48.58
Third Quarter	41.85	34.56	6,004.33	5,396.85	53.42	43.57
Fourth Quarter	41.40	38.38	6,611.81	5,992.22	53.12	49.04
2007
First Quarter	42.27	33.37	7,027.59	6,447.70	55.71	44.45
Second Quarter	38.15	33.65	8,090.49	6,937.17	51.35	45.08
Third Quarter	41.76	36.61	8,105.69	7,270.07	58.67	49.85
Fourth Quarter	41.66	34.31	8,076.12	7,511.97	59.86	50.05
Monthly Highs and Lows
2007
July	41.14	36.61	8,105.69	7,451.68	57.20	49.85
August	40.15	38.02	7,638.17	7,270.07	55.28	51.58
September	41.76	39.29	7,861.51	7,375.44	58.67	53.80
October	41.66	37.14	8,041.26	7,794.94	59.86	53.36
November	36.95	34.31	7,880.85	7,511.97	53.53	50.13
December	36.46	35.25	8,076.12	7,808.94	52.92	50.05
2008
January	34.88	29.96	7949.11	6439.21	50.73	45.77
February	33.51	31.61	7,002.29	6,733.72	49.44	46.35
March (through March 14, 2008)	32.02	31.28	6,689.95	6,448.08	50.20	47.87

(1)	Share prices for 2006 and prior are retrospectively adjusted for the effect of the fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006 (see the immediately preceding section “— General” for more detail of the share increase).

(2)	The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On March 14, 2008, the closing sales price per ordinary share on the Frankfurt Stock Exchange was €31.39 as provided by Reuters, and the closing sales price per ADS on the NYSE was US$48.80, as reported on the NYSE Composite Tape.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Organization and Register

SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) at the Lower Court of Mannheim, Germany, under the entry number “HRB 350269.” SAP AG publishes its official notices in the Internet version of the Federal Gazette (www.ebundesanzeiger.de).

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

CORPORATE GOVERNANCE

Introduction

The primary source of law relating to corporate governance of a German stock corporation is the German Stock Corporation Act, but other relevant rules with impact on corporate governance are also contained in the Security Trading Act, Securities Purchase and Takeover Act, Stock Exchange Admission Regulations, Commercial Code and other statutes. In addition to these mandatory rules, in February 2002, a government commission appointed by the German Minister of Justice adopted the German Corporate Governance Code (“GCGC”), which has since been amended. The GCGC consists of recommended corporate governance standards. Section 161 of the Stock Corporation Act, however, requires the Executive Board and the Supervisory Board of exchange-listed companies, such as SAP AG, to declare annually that the recommendations set forth in the GCGC have been and are being complied with, or which of the recommendations are not being applied. SAP has disclosed deviations from the GCGC in the above-mentioned declaration of compliance on a yearly basis since 2002 (See www.sap.com/about/governance/statutes/declarationofimplementation.epx).

In December 2001, as one of the first German listed companies to do so, SAP published its own corporate governance rules — “SAP’s Principles of Corporate Governance.” Since the adoption of the GCGC in 2002, SAP had adjusted its own principles according to new national and international corporate governance standards as appropriate and as far as they were applicable to SAP. Due to these continual amendments, SAP’s Principles of Corporate Governance and the applicable German Law together with the GCGC have come to cover largely the same content. In October 2007 SAP therefore decided to discontinue its own Principles of Corporate Governance and instead makes reference to the GCGC as the basis of its corporate governance. On our Web site www.sap.com, we make available a statement of how SAP’s corporate governance practices vary from those of U.S. corporations under New York Stock Exchange Listing Standards according to Section 303A.11 of the New York Stock Exchange Corporate Governance Rules.

The Sarbanes-Oxley Act, enacted into law in the United States in July 2002, strengthens protection of shareholders by imposing new corporate governance and reporting requirements on publicly traded companies in the United States. As a publicly traded company listed on the New York Stock Exchange, we are in compliance with the applicable regulations of the Sarbanes-Oxley Act and the regulations of the Corporate Governance Rules of the New York Stock Exchange.

The Global Compliance Office (GCO), an extension of SAP’s Corporate Legal Department, was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance for the SAP Group Companies. Effective March 1, 2007, the Company appointed a new Chief Global Compliance Officer who reports to the General Counsel, and also has direct communication channels and reporting obligations to the Executive Board and the Audit Committee of the Supervisory Board. The GCO manages a network of more than 100 local subsidiary Compliance Officers who act as the point of contact for local questions or issues under the Code of Business Conduct. The GCO is providing training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported - without fear of repercussion.

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

The Supervisory Board, based on a recommendation by the Audit Committee, provides its proposal for the election of the independent public accountant to the Annual General Meeting of Shareholders. Prior to submitting this proposal and in accordance with the GCGC, the SAP Supervisory Board must obtain a statement from the proposed independent public accountant stating its independence. The Supervisory Board is also responsible for monitoring the auditor’s continued independence.

The German Co-determination Act of 1976 (Mitbestimmungsgesetz) requires supervisory boards of corporations with more than 2,000 employees to be equally staffed by representatives of the shareholders and representatives of the employees. The minimum total number of Supervisory Board members, and thus the minimum number of shareholder representatives and employee representatives, is legally fixed and depends on FTEs employed by the corporation and its German subsidiaries. Our Supervisory Board currently consists of sixteen members, of which eight members have been elected by SAP AG’s shareholders at the Annual General Meeting of Shareholders and eight members which have been elected by SAP’s employees employed by companies of the SAP Group having their registered office in Germany.

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

The members of the Supervisory Board can not be elected for a longer term than approximately 5 years. The term expires at the close of the Annual General Meeting of Shareholders giving its formal approval of the acts of Supervisory Board and Executive Board in the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. The Supervisory Board normally meets four times a year. The remuneration of the members of the Supervisory Board is determined by the Articles of Incorporation.

As stipulated in the GCGC the shareholder representatives of the Supervisory Board are independent. In order to be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept appointment in companies that are in competition with SAP. Members are subject to insider trading prohibition and the interested director dealing rules of the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP AG. Further, as the compensation of the Supervisory Board members is laid down in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions. Currently the Supervisory Board maintains the following committees:

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management and compliance matters. Among the tasks of the Audit Committee are the discussion of SAP’s consolidated financial statements, SAP AG’s statutory financial statements, SAP’s Review of Group operations and SAP AG’s Review of operations, documents required under German law as well as SAP’s Annual Report on Form 20-F. The Audit Committee proposes appointment of the external auditor and its compensation to the Supervisory Board, determines focus audit areas, discusses critical accounting policies with and reviews the audit reports issued and audit issues identified by the auditor and monitors the auditor’s independence. Both, SAP’s Internal Audit Department and SAP’s Global Compliance Office (GCO) report upon request or at the occurrence of certain findings, but in any case at least once a year, directly to the Audit Committee.

The Audit Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details. Furthermore the Audit Committee monitors the efficiency of our internal risk management and other monitoring processes that are or need to be established.

The Audit Committee is currently composed of 4 members: Erhard Schipporeit, Thomas Bamberger, Gerhard Maier and August-Wilhelm Scheer. The Supervisory Board has determined Erhard Schipporeit to be a financial expert as defined in Section 407 of the Sarbanes-Oxley Act. See “Item 16A. Audit Committee Financial Expert” for details. He is also the chairperson of the Audit Committee.

The General Committee (Präsidialausschuss) coordinates the Supervisory Board agenda, meetings and deals with corporate governance issues. Furthermore, it was assigned the authority to grant Virtual SAP SOP 2007 stock options to all recipients with the exception of Executive Board members.

The Compensation Committee (Personalausschuss) is assigned the conclusion of employment contracts with and the determination of the remuneration of Executive Board members. It also grants Virtual SAP SOP 2007 stock options to Executive Board members.

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

The Nomination Committee (Nominierungsausschuss) establishes a profile based on the necessary qualifications, which states the skills, experience and know-how essential for potential SAP Supervisory Board members. In addition, it watches the national and international markets for qualified executives and supports the Supervisory Board in its proposal of candidates to the Annual General Meeting of Shareholders.

The duties, procedures and committees of the Supervisory Board are specified in their respective bylaws which reflect the German Stock Corporation Act and the GCGC. Major decisions of the Executive Board require Supervisory Board approval.

According to the provisions of the Sarbanes-Oxley Act, SAP does not grant loans to the members of the Executive Board or the Supervisory Board.

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

The Executive Board and the Supervisory Board must cooperate closely for the benefit of the Company. Without being asked, the Executive Board must provide to the Supervisory Board regular, prompt and comprehensive information about all of the essential issues affecting the SAP Group’s business progress and its potential business risks. Furthermore, the Executive Board must maintain regular contact with the chairperson of the Supervisory Board. The Executive Board must inform the chairperson of the Supervisory Board promptly about exceptional events that are of significance to SAP’s business. The chairperson must inform the Supervisory Board accordingly.

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

Under German law SAP AG’s Supervisory Board members and Executive Board members have a duty of loyalty and care towards SAP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP AG shareholders and our employees and, to some extent, the common interest. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless they acted pursuant to a lawful resolution of the Annual General Meeting of Shareholders.

SAP has implemented a Code of Business Conduct for employees covering the following topics: conflict of interest, personal gain, bribery and corruption, confidentiality, financial concerns, conduct with customers, ventures, competitors and partners and trading in shares (addressing insider trading concerns). The employee code is equally applicable to managers and members of the Executive Board. See “Item 16B. Code of Ethics” for details.

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

At the Annual General Meeting of Shareholders, the shareholders are asked, among other things, to formally approve the actions taken by the Executive Board and the Supervisory Board in the preceding fiscal year, to approve the distribution of the corporation’s profits and to appoint an independent auditor as well as to ratify amendments of our Articles of Incorporation. Shareholder representatives to the Supervisory Board are elected at the Annual General Meeting of Shareholders for terms of approximately five years.

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

Effective as of July 14, 2006 the German Implementation Act for the European Takeover Directive amended the German Purchase and Takeover Act. Under the European Takeover Directive member states may choose whether EU restrictions on frustrating action apply to companies that are registered in their territory. Germany decided to opt out and to retain its current restrictions on a board taking frustrating action (as described above). As required by the Directive if a country decides to opt out the German Purchase and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). SAP AG has not made use of this option. Furthermore, the German Commercial Act was amended and companies listed in Germany are required to list in their Review of Group operations and Review of operations, inter alia, (i) all material contracts with a change of control clause and (ii) all compensation agreements with members of the Executive Board or employees for the case of a change of control. SAP’s Review of Group operations, which is included in its annual report, is available on SAP’s Web site at www.sap.com.

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

The Articles of Incorporation do not contain conditions regarding changes in the share capital that are more stringent than those required by German law.

RIGHTS ACCOMPANYING OUR SHARES

There are no limitations imposed by German law or the Articles of Incorporation of SAP AG on the rights to own securities, including the rights of non-residents or foreign holders to hold the ADSs or ordinary shares, to exercise voting rights or to receive dividends or other payments on such shares.

According to the German stock corporation law, the rights of shareholders can not be amended without shareholders’ consent. The Articles of Incorporation do not provide more stringent conditions regarding changes of the rights of shareholders than those required by German law.

Voting Rights

Each ordinary share represents one vote. Cumulative voting is not permitted under German law. SAP AG’s Articles of Incorporation provide that resolutions may be passed at the Annual General Meeting of Shareholders by the majority as required by law. This means that resolutions may be passed by a majority of votes cast, unless the law requires a higher vote. German law requires that the following matters, among others, be approved by the affirmative vote of 75% of the issued shares present at the general shareholders’ meeting at which the matter is proposed:

•	changing the corporate purpose of the Company set out in the articles of incorporation;

•	capital increases and capital decreases;

•	excluding preemptive rights of shareholders to subscribe for new shares;

•	dissolution;

•	a merger into, or a consolidation with, another company;

•	a transfer of all or virtually all of the assets; and

•	a change of corporate form.

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

Disclosure of Share Holdings

SAP AG’s Articles of Incorporation do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP AG to notify SAP AG and the Financial Supervisory Authority of the number or shares they hold if that number reaches, exceeds of falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation’s outstanding voting rights.

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

Subject to certain conditions, the tax withheld on the gross amount will be eligible for credit against the holder’s income tax or corporation tax liability. Exceeding amounts are refunded upon filing and assessment of the tax return. For holders subject to German trade tax, such tax is imposed, in general, only on the amount of the dividends received, which is subject to income tax or corporation tax. On the portion of the dividends received which is exempt from income tax or corporation tax, trade tax will become due if the holder of ADSs or ordinary shares does not own at least 15% of the shares in the distributing corporation at the beginning of the tax year.

Refund of German Tax to U.S. Holders

A partial refund of the 20% withholding tax equal to 5% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder (as hereinafter defined) under the U.S.-German income tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes as recently amended by the Protocol of June 1, 2006 and published in the German Federal Law Gazette 2006 vol. II pp. 1186-1212, the “Treaty”). Thus, for each US$100 of gross dividends paid by SAP AG to a U.S. Holder, the dividends after partial refund of the 20% withholding tax and a refund of the solidarity surtax under the Treaty will be subject to a German withholding tax of US$15.

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

A holder of ADSs or ordinary shares resident or domiciled in a country other than Germany is not subject to German income or corporation tax on the capital gain derived from the sale or other disposition of ADSs or ordinary shares.

Reform of the Taxation of Dividends and Capital Gains

From January 1, 2009 onwards, the existing rules on the taxation of dividends and capital gains will be amended if the holder of the shares is an individual resident in Germany and if he holds the shares in his or her private assets. In such a case dividends will be subject to an income tax of 25% (flat rate) plus solidarity surtax of 5.5% (total tax rate: 26.375%) plus, as the case may be, church tax. The same will apply to capital gains regardless of the period the shares will have been held before they will be sold.

A portion of 40% of dividends and capital gains which an individual earns from shares constituting business assets will be exempted under the law effective from January 1, 2009. The remaining 60% of such income will be subject to income tax at individual income tax rates.

The existing rules will remain unchanged with respect to trade tax and the taxation of corporate shareholders.

Other German Taxes

There are no German net worth, transfer, stamp or similar taxes on the holding, purchase or sale of ADSs or ordinary shares.

German Estate and Gift Taxes

A transfer of ADSs or ordinary shares by gift or by reason of death of a holder will be subject to German gift or inheritance tax, respectively, if the tax-free allowance is exceeded and one of the following persons is resident in Germany: the donor or transferor or his or her heir, or the donee or other beneficiary. If one of the aforementioned persons is resident in Germany and another is resident in a country having a treaty with Germany, regarding gift or inheritance taxes, different rules may apply. If none of the aforementioned persons is resident in Germany, the transfer is not subject to German gift or inheritance tax. For persons giving up German residence, special rules apply during the first five years, and under specific circumstances, during the first ten years, after the end of the year in which the person left Germany. In general, in the case of a U.S. Holder, a transfer of ADSs or ordinary shares by gift or by reason of death that would otherwise be subject to German gift or inheritance tax, respectively, will not be subject to such German tax by reason of the U.S.-German estate tax treaty (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 II page 847, amended by the Protocol of September 15, 2000, German Federal Law Gazette 2000 II, page 1170 and as published on December 21, 2000, German Federal Law Gazette 2001 II, page 65) (the “Estate Tax Treaty”)

unless the donor or transferor, or the heir, donee or other beneficiary, is domiciled in Germany for purposes of the Estate Tax Treaty at the time of the making of the gift or at the time of the donor’s or transferor’s death.

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

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” distributions made by SAP AG with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will be taxed to U.S. Holders as ordinary dividend income to the extent that such distributions do not exceed the current and accumulated earnings and profits of SAP AG as computed for U.S. federal income tax purposes. SAP AG does not maintain calculations of its earnings and profits under U.S. federal income tax principles. If SAP AG does not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

For U.S. foreign tax credit purposes, dividends paid by SAP AG generally will be treated as foreign-source income and as “passive category income” (or in the case of certain holders, as “general category income”). Gains or losses realized by a U.S. Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss.

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

MATERIAL CONTRACTS

On October 7, 2007, we entered into a Tender Offer Agreement with Business Objects whereby we undertook to conduct concurrent tender offers in France and the United States for all outstanding securities of Business Objects, subject to certain conditions, and the board of directors of Business Objects agreed to recommend the offers to their security holders, also subject to certain conditions. In connection with the tender offers, we entered into a €5 billion credit facility as of October 1, 2007, as amended and restated as of November 30, 2007 (to €4.45 billion) and February 27, 2008 (to €2.95 billion), with Deutsche Bank AG serving as the Original Mandated Lead Arranger, Deutsche Bank Luxembourg S.A. serving as the Agent and Existing Lender and Deutsche Bank AG, Paris Branch serving as the Presenting Bank for purposes of the French tender offer. Funds available under the facility may be drawn only in connection with financing of the offers and were not drawn until the first quarter of 2008. The tender offers closed and we completed our acquisition of Business Objects in the first quarter of 2008.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various financial risks, including changes in foreign exchange rates, interest rates, and equity prices.

SAP hedges against Group-wide interest rate, equity price and foreign exchange risks. Financial risk management is done centrally and it is regulated by internal guidelines and undergoes continuous internal risk analysis.

FOREIGN CURRENCY EXCHANGE RATE RISK

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which the subsidiary has acquired the right to sublicense SAP software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These inter-company royalties payable to SAP AG are generally denominated in the respective subsidiary’s local currency in order to centralize foreign currency risk with SAP AG in Germany. In certain countries, subsidiaries submit royalties to SAP AG in U.S. dollars. Because these royalties are denominated in the local currencies of the various subsidiaries or U.S. dollars, whereas the functional currency of SAP AG is the euro, SAP AG’s anticipated cash flows are subject to foreign currency exchange risks.

We enter into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing inter-company receivables relating to countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We use foreign exchange derivatives that generally have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received. We hold such instruments for purposes other than trading.

Generally, anticipated cash flows represent expected inter-company amounts resulting from revenues generated within the next 15 months following the purchase date of the derivative instrument.

We regularly quantify the risk positions from the exchange rates of key currencies mentioned in the paragraph above, using the value-at-risk (VAR) concept. VAR represents an expected maximum loss calculated by computing the exposures of relevant unhedged foreign exchange positions to foreign exchange risk factors. We calculate the expected loss of income from foreign currency influences for an assumed holding period of 10 days and a confidence level of 99% based on the variance covariance approach.

The following table shows the value-at-risk calculated on the basis of unhedged foreign currency denominated balance sheet positions and forecasted inter-company license payments at the end of the fiscal year, high and low amounts during the fiscal year, and the yearly averages for fiscal years 2007 and 2006. The high and low amounts as well as the yearly averages are calculated using the figures at the end of each of the quarters.

	2007				2006
	12/31	High	Low	Yearly average	12/31	High	Low	Yearly average
	€ millions

Value at risk	12	16	12	14	4	11	4	9

Our 2007 average value-at-risk and year-end value-at-risk amounts were higher compared to the 2006 amounts. This is due to the expansion of the hedge horizon from 12 to 15 months and due to the increased volatility of almost all the major hedging currencies.

INTEREST RATE RISK

In order to maintain a liquid portfolio, we invest cash primarily in bank time deposits, notes and bonds, and fixed and variable rate marketable debt securities. We have entered into in the past, and may enter into in the future, interest rate swaps to better manage the interest income on our marketable securities and to partially mitigate the impact of interest rate fluctuations on these investments. In this context no interest rate swaps were outstanding as of December 31, 2007.

The table below presents principal (or notional) amounts (in thousands of euro unless otherwise indicated), respective fair values as of December 31, 2007 and related weighted-average interest rates by year of maturity for our investment portfolio.

								Fair Value
2007	Expected Maturity Date							December 31,
Marketable debt securities	2008	2009	2010	2011	2012	Thereafter	Total	2007
	€ millions, unless otherwise indicated

Fixed rate	332	101	—	—	—	—	433	432
Average interest rate	4.43%	4.81%	—	—	—	—
Variable rate	115	—	—	—	—	4	119	117

Total investments	447	101	—	—	—	4	552	549

								Fair Value
2006								December 31,
Marketable debt securities	2007	2008	2009	2010	2011	Thereafter	Total	2006
	€ millions, unless otherwise indicated

Fixed rate	341	434	—	—	—	—	775	699
Average interest rate	4.16%	4.58%	—	—	—	—
Variable rate	—	16	—	—	—	—	16	17

Total investments	341	450	—	—	—	—	791	716

Moreover, we held €42 million in liquid investments with original maturities exceeding three months. Since the remaining maturities of these investments are below twelve months, we do not face considerable interest rate risk from these investments.

We have lines of credit available that allow us to borrow money in the local currency. Interest under these lines of credit is determined at the time of borrowing based on current market rates. The table below presents principal amounts outstanding as of December 31, 2007, and related weighted-average interest rates of the bank loans outstanding under lines of credit and overdrafts. Because the majority of the maturities is short-term and the amounts borrowed are rolled over as necessary at current market rates of interest at such time, fair values of bank loans and overdrafts approximate carrying values.

Bank loans and overdrafts	2007	2006

Fixed rate bank loans (€ millions)	17	18
Average interest rate of fixed rate bank loans	8.03%	8.08%
Overdrafts (€ millions)	10	8

Total bank loans and overdrafts (€ millions)	27	26

In order to finance the acquisition of Business Objects, SAP entered into a €5  billion credit facility (subsequently reduced to €4.45 billion as of December 31, 2007 and further reduced to €2.95 billion in February 2008). The interest payments related to this syndicated term loan facility are determined via the reference rate of EURIBOR. Therefore the underlying arrangement is a floating interest rate and subject to interest rate fluctuations.

In order to hedge for the cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility SAP AG entered into several deal contingent interest rate payer swaps as well as deal contingent interest rate payer swaptions to partly hedge against the risk of an increase in the EURIBOR. The volume of these interest rate derivatives only covers a certain portion of the total volume of the syndicated term loan facility.

These interest rate derivatives were contingent with regard to the acquisition and would have been canceled if the acquisition of Business Objects was not effected with no further obligations of SAP AG under these contractual arrangements.

Due to the uncertainty of the acquisition and the resulting loan the derivatives did not qualify for hedge accounting treatment as at balance sheet date. As such the deal contingent interest rate payer swaps as well as deal contingent interest rate payer swaptions are recorded at fair value and changes in fair values are charged to net income (loss).

As of March 14, 2008, we had €2.95 billion outstanding drawn from this credit facility. Contractually we must reduce this debt to €2.5 billion or less by December 31, 2008, and repay all by December 31, 2009. The interest rate risk for the borrowings is limited as we have hedged more than 70% of the expected average outstanding financing volume via interest rate swaps.

EQUITY PRICE RISK

Our investments consist of securities in listed and non-listed companies held for purposes other than trading. The equity investments in listed companies are monitored based on the current market value, which is affected by the volatility of stock markets worldwide. An assumed 20% decline in equity prices as of December 31, 2007 would reduce the value of our investments in marketable securities by €1 million (2006: €3 million).

The equity investments in non-listed companies are monitored individually. Those securities are recognized at cost because market values are generally not observable. The investments are subject to an annual impairment test.

The carrying value of our equity securities investments as of December 31, 2007 was €89 million (2006: €83 million). In 2007, we recorded impairment charges of €6 million for equity securities investments due to an other-than-temporary decline in fair value (2006: €1 million). There can be no assurance that changes in market conditions, the performance of companies in which we hold investments or other factors will not result in the loss of amounts invested.

STAR Hedge

We have entered into options agreements with independent financial institutions for purposes of hedging anticipated cash outflow from our stock appreciation rights (“STARs”) granted to our employees. The grantee employee will receive cash on settlement, the amount of which is determined based on the appreciation of the SAP AG stock price above the strike prices of the STARs over the predetermined periods.

Although the derivative instruments we purchase from the financial institutions for hedging purposes have exposure to equity price risks on the underlying SAP AG stock price, substantially all of such risks are offset by the corresponding change in cash payout from the STAR as the derivative instruments and the STARs typically carry the same terms. The ineffective portion of the hedge is considered immaterial.

See Notes 25 and 26 to our consolidated financial statements in “Item 18. Financial Statements” for more information regarding STAR plan and hedging activities, including the detail of the derivative instruments we held as of December 31, 2007 as a hedge.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures means controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (including SAP’s chief executive officer (“CEO”) and chief financial officer (“CFO”)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO, Henning Kagermann, and CFO, Werner Brandt, the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2007. The evaluation was performed by SAP’s Global Internal Audit Services function as well as dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2007, SAP’s disclosure controls and procedures were effective.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of SAP is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. SAP’s internal control over financial reporting is a process designed under the supervision of SAP’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting, which is included below under the heading “Attestation Report of the Independent Registered Public Accounting Firm.”

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting during the period covered by this Annual Report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited SAP AG’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP AG’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SAP AG as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated April 2, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
April 2, 2008

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board determined that Erhard Schipporeit is an “audit committee financial expert,” meeting the requirements of Item 16A. He is “independent,” as such term is defined in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments) and the members of SAP’s Executive Board (including our CEO and CFO). Our Code of Business Conduct constitutes a “code of ethics” as defined by the SEC. The Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest and preventing bribery. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets at least these minimum standards, but may also include additional or more stringent rules of conduct. Newly acquired companies also are expected to meet the minimum standards set forth in the Code of Business Conduct.

We have made our Code of Business Conduct publicly available by posting the full text on our Web site under www.sap.com/corpgovernance (section “Policies and Statutes”). The published Code of Business Conduct is the code of our parent company, SAP AG. It is identical to the master code.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND ALL OTHER FEES

Refer to Note 31 to our consolidated financial statements in “Item 18. Financial Statements” for information on fees paid to our independent registered public accounting firm, KPMG, for audit services and other professional services.

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

In 2002 our Audit Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended and expanded in 2003. The policy requires prior approval of the Audit Committee for all services to be provided by our independent auditors for any entity of the SAP Group. With regard to non-audit services the policy distinguishes among three categories of services:

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

We rely on this exemption. Our Audit Committee includes two members who are non-executive employees of SAP AG, until May 10, 2007, Bernhard Koller and Stefan Schulz, and after May 10, 2007, Thomas Bamberger and Gerhard Maier, who are named to our Supervisory Board pursuant to the German Co-determination Act (see Item 6 for details). We believe that the reliance on this exemption does not materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets out information concerning purchases of our ordinary shares under our supported Employee Discount Stock Purchase programs, Long-Term Incentive Plan 2000, Stock Option Plan 2002 and other share buy-back activities.

		(b)	(c)	(d)
	(a)	Average	Total Number of Shares	Maximum Number of
	Total Number	Price Paid	Purchased as Part of	Shares that May Yet
	of Shares	per Share	Publicly Announced	Be Purchased Under
Period	Purchased	(in €)	Plans or Programs	the Plans or Programs

January 1/1/07 — 1/31/07	1,585,000	36.21	1,585,000	75,987,136
February 2/1/07 — 2/28/07	4,115,500	35.48	4,115,500	72,019,941
March 3/1/07 — 3/31/07	3,939,140	34.40	3,939,140	68,478,033
April 4/1/07 — 4/30/07	6,000	33.27	6,000	68,516,784
May 5/1/07 — 5/31/07	1,695,284	35.39	1,695,284	66,894,112
June 6/1/07 — 6/30/07	2,846,960	37.35	2,846,960	64,799,590
July 7/1/07 — 7/31/07	760,000	39.46	760,000	65,799,644
August 8/1/07 — 8/31/07	2,100,000	39.11	2,100,000	64,348,231
September 9/1/07 — 9/30/07	3,345,293	41.24	3,345,293	82,409,125
October 10/1/07 — 10/31/07	2,639,800	37.52	2,639,800	80,073,886
November 11/1/07 — 11/30/07	1,682,217	34.90	1,682,217	78,602,385
December 12/1/07 — 12/31/07	2,551,045	35.83	2,551,045	76,561,012

Total	27,266,239	36.85	27,266,239

Purchases between January 1, 2007 and May 10, 2007 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on May 9, 2006, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2007, up to 120 million shares of SAP.

Purchases between May 11, 2007 and December 31, 2007 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on May 10, 2007, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2008, up to 120 million shares of SAP. The authorization from May 10, 2007 replaced the authorization from May 9, 2006.

Both authorizations were subject to the provision that the shares to be purchased, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP’s capital stock.

All purchases were made in market transactions effected on the Frankfurt Stock Exchange via the electronic trading system Xetra.

We did not purchase our ADSs during 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-78, incorporated herein by reference.

The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Statements of Income for the years ended 2007, 2006 and 2005.

•	Consolidated Balance Sheets as of December 31, 2007 and 2006.

•	Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2007, 2006 and 2005.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006 and 2005.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005.

•	Notes to Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this Annual Report on Form 20-F:

1		Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).(1)
2.1		Form of global share certificate for ordinary shares (English translation).(1)
2.2		Form of American Depositary Receipt.(2)
4.1		Form of Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts, dated as of December 3, 2004.(3)
4.2		Amendment No. 1 dated as of December 20, 2006 to Amended and Restated Deposit Agreement among SAP AG, Deutsche Bank Trust Company Americas, as Depository, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(2)
4.3		Tender Offer Agreement dated as of October 7, 2007 between SAP AG and Business Objects S.A.(4)
4	.3.1	Assignment and Assumption Agreement dated as of October 22, 2007 between SAP AG and SAP France S.A.(4)
4.4		Amendment and Restatement Agreement relating to the €5,000,000,000 (subsequently reduced to €2,947,679,513.45) Syndicated Multicurrency Term Loan Facility Agreement dated October 1, 2007 by and among SAP AG (Borrower), Deutsche Bank AG, ABN Amro Bank N.V., Niederlassung Deutschland, BNP Paribas S.A., Commerzbank Aktiengesellschaft, J.P. Morgan plc and Sumitomo Mitsui Banking Corporation (Mandated Lead Arrangers), Deutsche Bank AG Paris Branch (Offer Guarantor), Deutsche Bank Luxemburg S.A. (Agent) and Certain Financial Institutions (Lenders).

4	.4.1	Accession Agreement relating to the €5,000,000,000 (subsequently reduced to €2,947,679,513.45) Syndicated Multicurrency Term Loan Facility Agreement dated October 1, 2007 by and among SAP AG (Borrower), Deutsche Bank AG, ABN Amro Bank N.V., Niederlassung Deutscheland, BNP PARIBAS S.A., Commerzbank Aktiengesellschaft, J.P. Morgan plc and Sumitomo Mitsui Banking Corporation (Mandated Lead Arrangers), Deutsche Bank AG Paris Branch (Offer Guarantor), certain financial institutions (Existing Lenders), certain financial institutions (New Lenders), and Deutsche Bank Luxembourg S.A. (Agent).
8		Subsidiaries, Equity Method Investments, and Other Investments of SAP AG.
12.1		Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a).
12.2		Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).
13		Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15		Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to the Annual Report on Form 20-F of SAP AG filed on March 22, 2006.

(2)	Incorporated by reference to Post Effective Amendment No 1 to Form F-6 filed on December 20, 2006.

(3)	Incorporated by reference to the Current Report on Form 6-K of SAP AG, filed on December 13, 2004.

(4)	Incorporated by reference to the Tender Offer Statement on Schedule TO filed with the SEC by SAP France S.A. on December 4, 2007.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

SAP AG
(Registrant)

By: /s/ HENNING KAGERMANN
Name: Prof. Dr. Henning Kagermann
Title: Chief Executive Officer
Dated April 2, 2008

By: /s/ WERNER BRANDT
Name: Dr. Werner Brandt
Title: Chief Financial Officer
Dated April 2, 2008

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited the accompanying consolidated balance sheets of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Notes 3 and 19a to the consolidated financial statements, SAP adopted Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006. As described in Notes 3 and 27 to the consolidated financial statements, effective January 1, 2006, SAP adopted the fair value method of accounting for stock-based compensation as required by SFAS No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SAP’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 2, 2008 expressed an unqualified opinion on the effectiveness of SAP’s internal control over financial reporting.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
April 2, 2008

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,

	Note	2007(1)		2007	2006	2005
		US$ millions		€ millions	€ millions	€ millions

Software revenue			4,975	3,407	3,003	2,743
Support revenue			5,605	3,838	3,464	3,170
Subscription and other software-related service revenue			266	182	129	42
Software and software-related service revenue			10,846	7,427	6,596	5,955
Consulting revenue			3,243	2,221	2,249	2,071
Training revenue			599	410	383	342
Other service revenue			165	113	96	71
Professional services and other service revenue			4,007	2,744	2,728	2,484
Other revenue			104	71	69	70

Total revenue	(5)		14,957	10,242	9,393	8,509

Cost of software and software-related services			(1,913)	(1,310)	(1,091)	(983)
Cost of professional services and other services			(3,053)	(2,091)	(2,073)	(1,925)
Research and development			(2,129)	(1,458)	(1,335)	(1,089)
Sales and marketing	(6)		(3,157)	(2,162)	(1,908)	(1,746)
General and administration			(739)	(506)	(464)	(435)
Other operating income, net	(7)		25	17	56	6

Total operating expenses			(10,966)	(7,510)	(6,815)	(6,172)

Operating income			3,991	2,732	2,578	2,337

Other non-operating income/expense, net	(8)		1	1	(12)	(25)
Financial income, net	(9)		181	124	122	11

Income from continuing operations before income taxes			4,173	2,857	2,688	2,323

Income taxes	(10)		(1,345)	(921)	(805)	(818)
Minority interests			(3)	(2)	(2)	(3)

Income from continuing operations			2,825	1,934	1,881	1,502

Loss from discontinued operations, net of tax	(11)		(22)	(15)	(10)	(6)

Net income			2,803	1,919	1,871	1,496

Earnings per share from continuing operations — basic	(12)	US$	2.34	€1.60	€1.53	€1.21
Earnings per share from continuing operations — diluted	(12)	US$	2.34	€1.60	€1.53	€1.21
Earnings per share from net income — basic	(12)	US$	2.32	€1.59	€1.53	€1.21
Earnings per share from net income — diluted	(12)	US$	2.32	€1.59	€1.52	€1.20

(1)	The 2007 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.4603 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2007.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
as of December 31,

	Note	2007(1)	2007	2006
		US$ millions	€ millions	€ millions

Assets
Cash and cash equivalents	(13)	2,348	1,608	2,399
Restricted cash	(13)	803	550	0
Short-term investments	(13)	873	598	931
Accounts receivable, net	(14)	4,228	2,895	2,440
Other assets	(15)	790	541	371
Deferred income taxes	(10)	183	125	108
Prepaid expenses/deferred charges		111	76	75
Assets held for sale	(11)	22	15	0

Current assets		9,358	6,408	6,324
Goodwill	(16)	2,078	1,423	987
Intangible assets, net	(16)	589	403	263
Property, plant, and equipment, net	(17)	1,922	1,316	1,206
Investments	(13)	130	89	95
Accounts receivable, net	(14)	4	3	3
Other assets	(15)	810	555	533
Deferred income taxes	(10)	213	146	69
Prepaid expenses/deferred charges		34	23	23

Noncurrent assets		5,780	3,958	3,179

Total assets		15,138	10,366	9,503

	Note	2007(1)	2007	2006
		US$ millions	€ millions	€ millions

Liabilities, Minority interests and Shareholders’ equity
Accounts payable	(18)	1,044	715	610
Income tax obligations		498	341	261
Other liabilities	(18)	2,126	1,456	1,298
Provisions	(19)	225	154	163
Deferred income taxes	(10)	69	47	36
Deferred income	(5)	697	477	405
Liabilities held for sale	(11)	13	9	0

Current liabilities		4,672	3,199	2,773
Accounts payable	(18)	15	10	34
Income tax obligations		131	90	67
Other liabilities	(18)	115	79	73
Provisions	(19)	539	369	339
Deferred income taxes	(10)	107	73	16
Deferred income	(5)	61	42	55
Noncurrent liabilities		968	663	584

Total liabilities		5,640	3,862	3,357

Minority interests		1	1	10
Common stock, no par value		1,820	1,246	1,268
Authorized — Not issued or outstanding: 480 million and 495 million shares at December 31, 2007 and 2006
Authorized — Issued and outstanding: 1.246 million and 1.268 million shares at December 31, 2007 and 2006
Treasury stock		(2,532)	(1,734)	(1,742)
Additional paid-in capital		507	347	332
Retained earnings		10,454	7,159	6,589
Accumulated other comprehensive loss		(752)	(515)	(311)

Shareholders’ equity	(20)	9,497	6,503	6,136

Total liabilities, Minority interests and Shareholders’ equity		15,138	10,366	9,503

(1)	The 2007 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.4603 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2007.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the years ended December 31,

				Accumulated
		Additional		other
	Common	paid-in	Retained	comprehensive	Treasury
	stock	capital	earnings	income	stock	Total
	€ millions

January 1, 2005	316	302	4,824	(279)	(569)	4,594
Net income	0	0	1,496	0	0	1,496
Other comprehensive income/loss, net of tax	0	0	0	188	0	188

Total comprehensive income/loss	0	0	1,496	188	0	1,684

Share-based compensation	0	(36)	0	0	0	(36)
Dividends	0	0	(340)	0	0	(340)
Cancellation of treasury stock	0	0	0	0	0	0
Other treasury stock transactions	0	48	0	0	(206)	(158)
Convertible bonds and stock options exercised	0	42	0	0	0	42
Other	0	(4)	0	0	0	(4)

December 31, 2005	316	352	5,980	(91)	(775)	5,782

Net income	0	0	1,871	0	0	1,871
Other comprehensive income/loss, net of tax	0	0	0	(220)	0	(220)

Total comprehensive income/loss	0	0	1,871	(220)	0	1,651

Share-based compensation	0	18	0	0	0	18
Dividends	0	0	(447)	0	0	(447)
Cancellation of treasury stock	0	0	0	0	0	0
Other treasury stock transactions	0	44	0	0	(967)	(923)
Convertible bonds and stock options exercised	1	49	0	0	0	50
Issuance of common stock	951	(135)	(816)	0	0	0
Other	0	4	1	0	0	5

December 31, 2006	1,268	332	6,589	(311)	(1,742)	6,136

Net income	0	0	1,919	0	0	1,919
Other comprehensive income/loss, net of tax	0	0	0	(204)	0	(204)

Total comprehensive income/loss	0	0	1,919	(204)	0	1,715

Share-based compensation	0	(40)	0	0	0	(40)
Dividends	0	0	(556)	0	0	(556)
Cancellation of treasury stock	(23)	0	(796)	0	819	0
Other treasury stock transactions	0	12	0	0	(811)	(799)
Convertible bonds and stock options exercised	1	43	0	0	0	44
Other	0	0	3	0	0	3

December 31, 2007	1,246	347	7,159	(515)	(1,734)	6,503

This Statement is an integral part of Note 20.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31,

	2007	2006	2005
	€ million, unless otherwise stated

Net Income	1,919	1,871	1,496

Currency translation adjustments (tax 2007: 0; 2006: 0; 2005: 0)	(194)	(149)	121

Unrealized holding gains/losses on marketable securities (tax 2007: 0; 2006: 0; 2005: 1)	(2)	(8)	2
Reclassification adjustments on marketable securities for gains/losses included in net income (tax 2007: 0; 2006: (1); 2005: 0)	(1)	2	0

Net unrealized gains/losses on marketable securities	(3)	(6)	2

Unrecognized pension costs (tax 2007: 1; 2006: 2; 2005: 2)	(1)	(12)	(1)

Unrealized foreign currency cash flow hedge gains/losses (tax 2007: (6); 2006: (15); 2005: 11)	55	41	(30)
Reclassification foreign currency cash flow hedge adjustments for gains included in net income (tax 2007: 4; 2006: 4; 2005: 2)	(43)	(10)	(5)

Net unrealized foreign currency cash flow hedge gains/losses	12	31	(35)

Unrealized gains on STAR hedge (tax 2007: (3); 2006: (13); 2005: (27))	10	37	78
Reclassification adjustments on STAR hedge for gains included in net income (tax 2007: 9; 2006: 39; 2005: 4)	(28)	(111)	(13)

Net unrealized gains/losses on STAR hedge	(18)	(74)	65

Currency effects from intercompany long-term investment transactions (tax 2007: 0; 2006: 0; 2005: 0)	(5)	(26)	43

Tax on income and expense recognised directly in equity	5	16	(7)

Other comprehensive income/loss	(204)	(220)	188

Total comprehensive income	1,715	1,651	1,684

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31,

	2007(1)	2007	2006	2005
	US$ millions	€ millions	€ millions	€ millions

Net income	2,803	1,919	1,871	1,496
Net income from discontinued operations	22	15	10	6
Minority interests	3	2	2	3

Income from continuing operations before minority interests	2,828	1,936	1,883	1,505

Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	381	261	214	204
Gains/losses from equity investees	1	1	1	(1)
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	1	(2)	(5)
Losses on disposal of investments	(3)	(2)	0	(1)
Writeups/downs of financial assets	12	8	0	14
Allowances for doubtful accounts	0	0	(40)	(25)
Impacts of STAR hedging	31	21	(79)	7
Stock-based compensation including income tax benefits	19	13	82	50
Excess tax benefit from stock-based compensation	0	0	(3)	0
Deferred income taxes	12	8	(2)	(16)
Change in accounts receivable	(761)	(521)	(230)	(295)
Change in other assets	(470)	(322)	(216)	(63)
Change in accrued and other liabilities	618	423	130	164
Change in deferred income	180	123	117	74

Net cash provided by operating activities from continuing operations	2,849	1,950	1,855	1,612

Acquisition of minority interests in subsidiaries	(70)	(48)	0	(60)
Business combinations, net of cash and cash equivalents acquired	(981)	(672)	(504)	(177)
Purchase of intangible assets and property, plant, and equipment	(586)	(401)	(365)	(253)
Proceeds from disposal of intangible assets and property, plant, and equipment	39	27	29	17
Cash transferred to restricted cash accounts	(803)	(550)	0	0
Purchase of investments	(1,122)	(768)	(2,055)	(4,485)
Sales of investments	1,497	1,025	2,765	4,388
Purchase of other financial assets	(29)	(20)	(17)	(17)
Sales of other financial assets	22	15	15	13

Net cash used in investing activities from continuing operations	(2,033)	(1,392)	(132)	(574)

Dividends paid	(812)	(556)	(447)	(340)
Purchase of treasury stock	(1,468)	(1,005)	(1,149)	(454)
Proceeds from reissuance of treasury stock	228	156	165	205
Proceeds from issuance of common stock (stock-based compensation)	64	44	49	43
Excess tax benefit from stock-based compensation	0	0	3	0
Repayment of bonds	0	0	(1)	0
Proceeds from short-term and long-term debt	69	47	44	338
Repayments of short-term and long-term debt	(70)	(48)	(43)	(339)
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	110	75	57	39
Purchase of equity-based derivative instruments (STAR hedge)	0	0	(53)	(47)

Net cash used in financing activities from continuing operations	(1,879)	(1,287)	(1,375)	(555)

Effect of foreign exchange rates on cash and cash equivalents	(72)	(49)	(3)	88
Net cash used in operating activities from discontinued operations	(18)	(12)	(8)	(4)
Net cash used in investing activities from discontinued operations	(1)	(1)	(2)	(9)
Net cash used in financing activities from discontinued operations	0	0	0	0
Net cash used in discontinued operations	(19)	(13)	(10)	(13)
Net change in cash and cash equivalents	(1,154)	(791)	335	558
Cash and cash equivalents at the beginning of the period	3,502	2,399	2,064	1,506

Cash and cash equivalents at the end of the period	2,348	1,608	2,399	2,064

(1)	The 2007 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.4603 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2007.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2007

A. BASIS OF PRESENTATION

(1) GENERAL

The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we”, “our”, “SAP”, or “Company”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

We are an international corporation with headquarters in Walldorf, Germany. We develop, market, and sell a variety of software solutions, primarily enterprise application software products for organizations including corporations, government agencies, and educational institutions. We also offer support and other services (including consulting and training) related to our software offering. For more information, see Note 28.

Certain amounts reported in previous years have been reclassified to conform to the 2007 presentation. In the first quarter of 2007 we changed the presentation of our consolidated statements of income. We believe that the new presentation shows more transparently our potential new revenue streams. We renamed what we previously called Maintenance revenue to Support revenue; we renamed what we previously called Software and maintenance revenue to Software and software-related service revenue; and we now show Subscriptions and other software-related service revenue as a separate component within Software and software-related service revenue. This new item includes revenue from subscriptions, software rentals and time-based licenses, hosted and other on-demand solutions, and other software-related services. We also renamed what we previously called Service revenue to Professional services revenue. Furthermore, we now show revenue from Other services as an additional item within Professional services revenue. Finally, we reclassified and renamed various expense categories to correspond with the revised revenue items. For more information, see Note 5.

Amounts included in the Consolidated Financial Statements are reported in millions of euros (“€ millions”) unless otherwise stated.

During 2007 we committed to a plan to sell the business of certain of our subsidiaries. The assets and liabilities associated with these operations to be discontinued have been presented as “held for sale” in the 2007 consolidated balance sheet. The results of operations and cash flows related to these operations to be discontinued have been presented separately as “discontinued operations” in the 2007 consolidated statements of income and cash flows, respectively. As required by U.S. GAAP, the prior year consolidated statements of income and cash flows have been adjusted retrospectively to present discontinued operations separately. Except as otherwise indicated, the information presented in these Notes refer to our continuing operations. Please refer to Note 11 for further information about our discontinued operations.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company’s control. We derive a substantial portion of our revenue from software licenses and software-related services sold to customers in Germany, the United States, the United Kingdom and Japan. Our future revenue and income may be adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of our business is conducted in currencies other than the euro. As a result, our Consolidated Financial Statements are presented in euros, which is the functional currency of SAP AG. We continually monitor our exposure to foreign currency exchange risk and have a Company-wide foreign currency exchange risk policy under which we may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, pound sterling, Japanese yen, Swiss franc, Canadian dollar, and Australian dollar could significantly impact our reported financial position and results of operations.

(2)	SCOPE OF CONSOLIDATION

The Consolidated Financial Statements include SAP AG and all of its subsidiaries that are controlled directly or indirectly by SAP AG. SAP does not consolidate any special purpose entities (SPE) as it does not have any financial or nonfinancial interests in SPEs.

All SAP entities prepare their financial statements as at December 31. All financial statements used for consolidation purposes were prepared using the same U.S. GAAP accounting and valuation principles applicable for the respective period. Intercompany transactions and balances relating to consolidated entities have been eliminated.

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements. Included in our additions to consolidated legal entities is a newly founded entity in which we hold only 49% of the voting shares. Due to the fact that the majority shareholder has entered into an agreement with SAP that allows SAP to fully control the entity, receive all benefits, and incur all risks, we fully consolidate this entity as we consolidate any other of our operating entities:

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total

12/31/2006	21	94	115
Additions	2	24	26
Disposals	0	(2)	(2)

12/31/2007	23	116	139

The changes in the scope of companies included in the Consolidated Financial Statements during 2007 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to seven newly founded entities and to 19 legal entities added in connection with acquisitions. The disposals are due to mergers of consolidated legal entities.

Equity Method Investments

In 2007, four companies in which we do not have a controlling financial interest but over which we can exercise significant influence on operating and financial policies (“equity method investments”), are accounted for using the equity method (2006: five entities).

(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting periods. In making our estimates, we consider historical and forecast information, as well as regional and industry economic conditions in which the Company or its customers operate, changes to which could negatively impact our estimates, in particular when assessing revenues and costs, the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from original estimates.

Our financial position, income, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company’s future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, declines in customer demand in the most important markets in Europe, the United States, and Asia, as well as fluctuations in currency exchange rates.

Basis of Measurement

The Consolidated Financial Statements have been prepared based on the historical cost basis except for the following:

•	Derivative financial instruments are measured at fair value

•	Available for sale financial assets are measured at fair value

•	Liabilities for cash-settled share-based payment arrangements are measured at fair value

Where applicable, information about the methods and assumptions used in determining fair values is disclosed in the notes specific to that asset or liability.

Business Combinations

We account for all business combinations using the purchase method. As of the date of acquisition, we allocate the purchase price to the fair values of the assets acquired and liabilities assumed.

Foreign Currencies

The functional currency of our foreign operations is the local currency. The assets and liabilities of our foreign operations where the functional currency is not the euro are translated into euros using period-end closing exchange rates, whereas items of income and expense are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in Accumulated other comprehensive income/loss in the consolidated statements of comprehensive income (“SOCI”). Currency effects from intercompany long-term investments relate to intercompany foreign currency transactions that are of a long-term investment nature and are also included in Accumulated other comprehensive income/loss in the SOCI.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies other than the functional currency are remeasured at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

Operating cash flows are translated into euros using average exchange rates during the respective periods whereas investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.

Exchange Rates

The exchange rates of key currencies affecting the Company were as follows:

		Closing rate as at
		December 31,		Annual average exchange rate
		2007	2006	2007	2006	2005
Equivalent to €1		to €1	to €1	to €1	to €1	to €1

U.S. dollar	USD	1.4721	1.3170	1.3777	1.2611	1.2360
Pound sterling	GBP	0.7334	0.6715	0.6890	0.6800	0.6827
Japanese yen	JPY	164.93	156.93	161.43	147.02	137.08
Swiss franc	CHF	1.6547	1.6069	1.6446	1.5757	1.5478
Canadian dollar	CAD	1.4449	1.5281	1.4623	1.4296	1.4908
Australian dollar	AUD	1.6757	1.6691	1.6368	1.6715	1.6246

Revenue Recognition

We derive our revenues from the sale or license of our software products and of support, subscription, consulting, development, training, and other professional services. The vast majority of our software arrangements include support services and many also include professional services and other elements.

We recognize revenue pursuant to the requirements of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition (“SOP 97-2”), as amended. Revenue on multiple-element arrangements is recognized using the residual method when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support, consulting, or other services) in the arrangement, but does not exist for one or more delivered elements (for example, software). We allocate revenue to each undelivered element based on its respective fair value which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on a company-wide rate charged to renew the support services annually (such renewal rates represent a percentage of the discounted software license fee charged to the customer; the vast majority of our customers renew their annual support service contracts).We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, software revenue is recognized when all of the following four criteria have been met:

1. Persuasive evidence of an arrangement exists

2. Delivery has occurred

3. The fee is fixed or determinable, and

4. Collectibility is probable.

If at the outset of an arrangement we determine that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectibility is not probable, revenue is deferred until payment is received. Almost none of our software license agreements include acceptance testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which generally include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue once the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.

Arrangements for unspecified future software updates, upgrades and enhancements and technical product support are support service contracts. Support revenues are recognized ratably over the term of the support service contract, typically one year, and are classified as support revenue in the Consolidated Statements of Income. In contrast, arrangements for unspecified future additional software products are subscriptions. Revenue from such arrangements is recognized ratably over the term of the arrangement beginning with the delivery of the first product. Revenues from subscriptions were not material in any of the periods presented.

We recognize revenue from arrangements involving resellers on evidence of sell-through by the reseller to the end customer. We have a history of honoring contingent rights if we become aware that a reseller has granted contingent rights to an end-customer, although we have no contractual obligation to do so and we therefore defer revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.

In multiple-element arrangements involving software and consulting, training, or other professional services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues.

For short-term time-based licenses we allocate a portion of the arrangement fee to support revenue based on the estimated fair value of the support services.

We recognize consulting, training, and other professional service revenues when the respective services are performed. Consulting revenues are recognized on a time-and-materials basis or using the proportional performance method. Consulting services primarily comprise implementation support related to the installation and configuration of the Company’s software products and do not typically involve significant production, modification, or customization of our software.

Revenues for arrangements that involve significant production, modification, or customization of the software and those in which the services are not available from third-party vendors and therefore are deemed essential to the software, are recognized, depending on the fee structure, on a time-and-materials basis or using the percentage of completion method of accounting, based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenues and costs, revenue and costs are deferred until the project is complete and, if applicable, final acceptance is received from the customer. If the arrangement includes elements that do not qualify for contract accounting (for example support services and hosting) such elements are accounted for separately provided that the elements have stand-alone value and that company-specific objective evidence of fair value exists. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized immediately based on an average fully burdened daily rate applicable to the unit delivering the services, which consists of costs allocable to the arrangement.

We enter into joint development agreements with customers to leverage their industry expertise and provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. We recognize software revenue in conjunction with these arrangements based on the percentage of completion method. If we do not have a sufficient basis to measure the progress of completion, revenue is recognized when the project is complete and, if applicable, final acceptance is received from the customer.

The assumptions, risks, and uncertainties inherent in the application of the percentage of completion method and the proportional performance method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances. Changes in estimates of SAP’s progress towards completion and of contract revenues and contract costs are accounted for as cumulative catch-up adjustments to the reported revenues for the applicable contract.

Hosting and other on-demand services are recognized ratably over the term of the individual contract. Revenues from hosting and other on-demand services are classified as Other service revenue and were not material in any of the periods presented.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.

If a support or subscription customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent that the fees have already been collected.

We record sales net of applicable sales taxes.

Research and Development

All research and development costs are expensed as incurred. Development activities involve a plan or design for the production of new or substantially improved products. We have determined that technological feasibility for our software products is reached shortly before the products are available for sale. Costs incurred after technological feasibility is established have not been material.

Government Grants

We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized as a reduction of the related expense when earned.

Advertising Costs

Advertising costs are included in Sales and marketing expenses and are expensed as incurred. Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue unless we obtain a separate identifiable benefit for the contribution and the fair value of such benefit is reasonably estimable.

Leases

We are a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

Some of our operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease. The same applies for contractually agreed future increases of the rent.

Income Taxes

Income taxes are accounted for under the asset and liability method. We recognize deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on tax loss and tax credit carryforwards.

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

In 2007 we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109 (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Uncertain income tax positions could result in the recognition of tax provisions or the decrease of recognized tax assets based on the recognition threshold and measurement attributes of FIN 48. The benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being realized on ultimate settlement with the taxing authority. The adoption of FIN 48 did not have a material impact on our Consolidated Financial Statements. For more information, see Note 10.

Share-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified-prospective transition method. Accordingly, equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Prior to January 1, 2006, we accounted for share-based compensation based on the intrinsic-value-based method prescribed by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under this method, compensation expense was recorded only if on the date of grant the current market price of the underlying stock exceeded the exercise price or the exercise price was not fixed at the grant date. SFAS 123, Accounting for Stock-Based Compensation (“SFAS 123”), and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123 (“SFAS 148”), established accounting and disclosure requirements using a fair-value-based method of accounting for share-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, we elected to continue to apply the intrinsic-value-based method of accounting described above and adopted only the disclosure requirements of SFAS 123 until SFAS 123R was adopted on January 1, 2006. The following table illustrates the effect on net income and on earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in periods prior to January 1, 2006.

2005
€ millions

Net Income
As reported	1,496
Add: Expense for share-based compensation, net of tax according to APB 25	31
Deduct: Expense for share-based compensation, net of tax according to SFAS 123	138

Adjusted	1,389

Earnings per share (€)
Basic — as reported	1.21
Diluted — as reported	1.20
Basic — adjusted	1.12
Diluted — adjusted	1.12

The effect of the adoption of SFAS 123R, which consisted primarily of the effect of remeasuring liability-classified awards (STAR 2003, STAR 2004, STAR 2005) from intrinsic value to fair value was immaterial due to the insignificant difference between the intrinsic values and the fair values of the STARs outstanding as at December 31, 2005. For more information about our share-based compensation plans, see Note 27.

Comprehensive Income/Loss

Comprehensive income is comprised of Net income and Other comprehensive income/loss.

Other comprehensive income/loss includes foreign currency translation adjustments, unrealized gains and losses from intercompany long-term investment transactions, unrecognized pension cost, gains and losses from derivatives designated as cash flow hedges, gains and losses resulting from STAR hedges, and unrealized gains and losses from debt securities and marketable equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the statement of comprehensive income (“SOCI”).

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing consolidated income from continuing operations, income/loss from discontinued operations and net income by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that would occur if all “in the money” securities and other contracts to issue common shares were exercised or converted.

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

Debt securities and marketable equity securities, other than investments accounted for by the equity method, are classified as available-for-sale or held-to-maturity, depending on our intent with respect to holding such investments. Debt securities and marketable equity securities classified as available-for-sale are accounted for at fair value. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of Other comprehensive income within shareholders’ equity. Gains or losses realized on sales of securities classified as available-for-sale or held-to-maturity are based on the specific identification method. We do not classify debt or marketable equity securities as trading.

Equity investments in privately held companies over which we do not have the ability to exercise significant influence or control are accounted for at cost. Gains or losses realized on sales of securities are based on the average-cost method.

Equity investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for our proportionate share of the investees’ net income or losses and for amortization of any step-up in the value of the acquired assets over the investees’ book value. The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies is attributed to certain fair value adjustments with the remaining portion recognized as goodwill (“investor level goodwill”), which is not amortized.

All debt securities and marketable equity securities, cost method investments, and equity method investments, are evaluated for impairment at least annually or earlier if we become aware of an event that indicates that the carrying amount of the asset may not be recoverable. To determine whether a decline in value below the carrying amount of an asset is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the decline in fair value, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee. If a decline in value below the carrying amount is determined to be other-than-temporary, the asset is written down to fair value through an impairment charge and a new cost basis is established. Impairment charges are classified in the line item Financial income, net in the Consolidated Statements of Income. Impairment charges were not material in any period presented.

Dividend and interest income are recognized when earned.

Accounts Receivable

Accounts receivable are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. Included in accounts receivable are unbilled receivables related to fixed-fee and time-and-material consulting arrangements. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable portfolio. We determine the allowance for doubtful accounts using a two-step-approach: First, we consider the financial solvency of specific customers and record an allowance for specific customer balances when we believe it is probable that we will not collect the amounts due according to the contractual terms of the arrangement. Second, we evaluate homogenous portfolios of receivables according to their default risk primarily based on the age of the receivable and historical loss experience and record an allowance for a portfolio of receivables when we believe it is probable that a loss has occurred or that we will not collect some or all of the amounts due. Account balances are charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. As Accounts receivable do not bear interest, we discount receivables with a term exceeding one year to their present value using local market interest rates.

Financial and Other Assets

Non-interest-bearing or below-market-rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third-party loans, we perform an individual loan review to determine whether any impairment exists. The same applies if we become aware of any change in the debtor’s financial condition that indicates that a delay or shortfall in payments may result. If it is probable that we will not collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on our best estimate of the amount that will be recoverable.

Investments in insurance policies held for our employee-financed pension plans are recorded at their cash surrender values including premiums paid and guaranteed interest. All Other assets are recorded at historical cost which approximates fair value either due to their short-term nature or due to the inclusion of interest.

We record inventories at the lower of purchase or production cost and market value. Production costs consist of direct salaries, materials, and production overhead.

Goodwill

Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, the intangible assets acquired that are required to be recognized and reported separately from goodwill, and the liabilities assumed.

We do not amortize goodwill but test it for impairment at least annually or when events occur or changes in circumstances indicate the fair value of a reporting unit is less than its carrying value.

Other Intangible Assets

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

Property, Plant, and Equipment

Property, plant, and equipment are valued at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives. Interest capitalized has not been material in any period presented.

Property, plant, and equipment are generally depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method. Land is not depreciated.

Useful lives of property,
plant, and equipment in years

Buildings	25 to 50
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5
Office furniture	4 to 20
Automobiles	5

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first placed into operation.

Impairment of Long-Lived Assets

We review long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. We assess recoverability of assets to be held and used by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value.

Assets and Liabilities Held for Sale

Long-lived assets and disposal groups, which represent assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that we will also transfer in the transaction, are classified as held for sale beginning in the period we commit to sell the assets or disposal group as long as certain criteria are met including that the assets or disposal group are available for immediate sale in their present condition, that the sale of the assets or disposal group is probable and expected to be completed within one year, that we are actively seeking a buyer and that changes to the sales plan are unlikely. Long-lived assets and disposal groups are disclosed separately and reported at the lower of the carrying amount or fair value less costs to sell. Long-lived assets held for sale are not depreciated from the date they are no longer classified as held for use.

Discontinued Operations

Discontinued operations are reported when one of our components comprising operations and cash flows that can be clearly distinguished from the rest of SAP, operationally and for financial reporting purposes, have been disposed of or are classified as held for sale, and when both of the following criteria are met (1) the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of SAP as a result of the disposal transaction and (2) we will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are primarily comprised of prepayments of software royalties, operating leases, and support services contracts which will be charged to expense in the future periods as such costs are incurred.

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

Pension Benefit Liabilities

We measure our pension-benefit liabilities based on actuarial computations using the projected-unit-credit method in accordance with SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”), and SFAS 87, Employers’ Accounting for Pensions (“SFAS 87”). The assumptions used to calculate pension liabilities and costs are shown in Note 19. SFAS 158 requires the recognition of an asset or liability for the overfunded or underfunded status of all defined benefit plans. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in our Consolidated Statements of Income. Amortization of an unrecognized net gain or loss is included as a component of our net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. If unrecognized net gains or losses do not exceed 10% of the greater of the projected benefit obligation or the fair value of that plan’s assets these unrecognized net gains and losses are recognized as a separate component of other comprehensive income (OCI) net of tax.

We also record a liability for amounts payable under the provisions of our various defined contribution plans.

Deferred Income

Deferred income consists mainly of prepayments made by our customers for support services and professional services as well as amounts deferred from software arrangements for discounts on undelivered elements granted to customers. Deferred income will be recognized once the basic applicable revenue recognition criteria have been met, for example as the related services are performed or as the discounts are used. The current portion of deferred income is expected to be recognized within the next 12 months.

Derivative Financial Instruments

We use forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 25, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

We account for derivatives and hedging activities in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of Other comprehensive income. We reclassify the portion of gains or losses on derivatives from Other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of gains or losses on derivatives designated as cash flow hedges is reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, we exclude differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives we enter into to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Treasury Stock

Treasury shares are recorded at acquisition cost and are included as a separate component of Shareholders’ equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to Additional paid-in capital on an after-tax basis. On retirement of treasury shares any excess over the calculated par value is charged to Retained earnings.

New Accounting Standards Not Yet Adopted

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which provides a single definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied. We will be required to adopt SFAS 157 in fiscal year 2008. SFAS 157-2 defers the effective date of SFAS 157 for some nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008 and periods within those fiscal years. Based on the analysis done so far, we do not expect SFAS 157 to have a material impact on our Consolidated Financial Statements.

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

SFAS 159 will be effective for fiscal years beginning after November 15, 2007. We elected not to adopt SFAS 159 early and we do not expect any significant unrealized gains or losses on items for which we may plan to elect the fair value option.

In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (“SFAS 141R”), which requires acquirers of a business to recognize most identifiable assets acquired, including goodwill, the liabilities assumed, and any non-controlling interest in the acquiree, at their full fair value on the acquisition date.

SFAS 141R also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively. SAP is still determining the impact, if any, that SFAS 141R will have on its Consolidated Financial Statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”), which establishes accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively. SAP is still determining the impact, SFAS 160 will have on its Consolidated Financial Statements.

In December 2007, the FASB ratified EITF 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in the arrangement and third parties. EITF 07-1 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosure related to these arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. SAP is still determining the impact, EITF 07-1 will have on its Consolidated Financial Statements.

(4) ACQUISITIONS

In 2007, we acquired the outstanding shares of five unrelated companies and the net assets of two other unrelated businesses. The results of these acquired businesses have been included in our Consolidated Statements of Income since the respective acquisition dates. Acquisitions in 2007 were as follows:

Acquired Businesses	Sector	Acquired business	Acquisition date

Pilot Software Inc., Mountain View, CA (USA)	Privately held provider of strategy management software	100% of shares	02/14/2007
Wicom Communication Ltd, Espoo (Finland)	Privately held provider of all-IP contact center and enterprise communications software	100% of shares	05/07/2007
MaXware AS, Lysaker (Norway)	Privately held provider of identity management software	100% of shares	05/21/2007
OutlookSoft Corp., Stamford, CT (USA)	Privately held provider of integrated planning, budgeting, forecasting and consolidation software	100% of shares	6/1/2007
YASU Technologies Private Ltd., India	Privately held leader in business rules management systems	Asset purchase	10/18/2007
Arabian Company for Systems, Applications and Products in Data Processing Ltd., Jeddah, Kingdom of Saudi Arabia	Privately held exclusive reseller of SAP software in the Arab region	Asset purchase	10/31/2007
Silk Europe N.V., Belgium	Privately held reseller of OutlookSoft software in Belgium and Netherlands	100% of shares	11/28/2007

These transactions were immaterial individually to SAP. The acquired businesses developed and/or sold software in specific areas with strategic interest to us. The aggregate purchase price of these acquisitions was paid in cash and amounted to €671 million net of cash received. It was allocated as follows: €172 million as identifiable intangible assets with estimated useful lives ranging from one to 12 years, €1 million as in-process research and development which was expensed at the respective acquisition date since the respective acquired technologies had no alternative future use, and €18 million net assets acquired. The remaining €480 million was allocated as goodwill, of which €205 million is expected to be fully deductible for tax purposes over an amortization period of up to 15 years.

With the purchase of the software license and support business of our exclusive partner SAP Arabia we also reacquired some contracts and rights, including our trademark and the existing exclusive distribution arrangement. The amount allocated to the reacquired software distribution right was €37 million (which is included in the above amount of acquired intangibles). The settlement of preexisting rights and contracts resulted in a settlement loss of €3 million and was recognized in Cost of sales and marketing.

In 2007, we acquired the remaining outstanding shares of our subsidiary SAP Systems Integration AG (“SAP SI”). We accounted for the acquisition of SAP SI shares using the purchase method. The aggregate purchase price for the SAP SI shares acquired in 2007 was €48 million, which was paid in cash. The purchase price was based on SAP’s cash offer of €38.83 per share which was made under the German Stock Corporation Act, section 327a, paragraph 1, “squeeze-out”. That provision entitled us, as the holder of at least 95% of the outstanding shares, to acquire for cash all remaining shares owned by the non-controlling shareholders. We allocated €9 million to minority interest, €2 million to identifiable intangible assets and €37 million of the aggregate purchase price to goodwill in the Consulting segment. The recorded goodwill is not tax deductible.

Additionally, in 2007 we paid achieved milestones and earn-out considerations relating to prior years acquisitions and escrow returns with a net amount of €1 million resulting in a total net cash outflow of €672 million in 2007.

None of the purchase agreements provides for any contingent consideration to the former shareholders. We are still in the process of evaluating the assumed pre-acquisition contingencies particularly related to tax and customer contracts.

In connection with the 2007 transactions discussed above, we assigned the following amounts to identifiable intangible assets:

		Estimated useful
	€ millions	lives (years)

Customer contracts	51	4 to 12
Intellectual property	82	5 to 10
Distribution right	37	6
Tradename	4	1 to 2
In-process research and development	1	Expensed at the acquisition date

Total	175

The goodwill recognized in 2007 was assigned to our Product, Consulting, and Training segments in the amounts of €430 million, €76 million, and €14 million, respectively.

In October 2007 we announced our intention to acquire Business Objects S.A. (Nasdaq: BOBJ; Euronext Paris ISIN code: FR0004026250 — BOB) by way of a tender offer for the outstanding shares of Business Objects S.A. This acquisition closed in the first quarter of 2008 and represents a material business combination. Business Objects S.A. is a provider of business intelligence solutions. Through a combination of technology, consulting, education services, and its partner network, Business Objects S.A. provides information and business decision making resources to small and large companies. Business Objects S.A. has dual headquarters in San Jose, California and Paris, France and its stock was traded on both the Nasdaq and Euronext Paris stock exchanges. The transaction took the form of a tender offer under French and United States law for all Business Objects S.A. common stock, all American depositary shares representing Business Objects S.A. common stock, and all convertible bonds and warrants issued by Business Objects S.A. Under the terms and conditions of the tender offer agreement, we made a cash offer of €42.00 per common stock and the U.S. dollar equivalent of €42.00 per American depositary share determined using the euro to U.S. dollar exchange rate on settlement of the tender offers and of €50.65 per convertible bond, and a range of €12.01 to €24.96 per warrant, depending on the warrant grant date. After reaching the initial minimum tender condition of more than 50% as at January 21, 2008 the tender offer period was reopened under the same conditions until January 29 resulting in an ownership level of more than 95%. This allowed SAP to commence an immediate “squeeze-out” acquisition of the shares of the remaining shareholders. Taking into account estimated transaction costs we estimate the cost for acquiring Business Objects S.A. to slightly exceed €4.8 billion. The costs include the nominal value of the outstanding bond of approx. €0.5 billion which SAP acquired as part of the transactions. As a result the purchase price for equity related securities amounts to approximately €4.3 billion.

Based on preliminary valuations we expect to acquire assets of approximately €1.9 billion to €2.0 billion including identifiable intangible assets of approximately €0.9 billion and cash of around €0.8 billion. The assumed liabilities are expected to amount to €1.2 billion to €1.3 billion including the face value of the acquired convertible bond. We expect that goodwill resulting from this planned acquisition will be approximately €3.5 billion, which will not be tax deductible. Due to the fact that valuations of assets, liabilities and contingencies are ongoing the presented figures can still change significantly. The allocation of goodwill to our reportable segments will depend on our final management structure which has not yet been determined. The goodwill results from expected synergies and acquired workforce which are not identifiable intangible assets under SFAS 142, Goodwill and Other Intangible Assets (“SFAS 142”), and can therefore not be capitalized separately but are included in goodwill.

In 2006, we acquired the outstanding shares of three unrelated companies and the net assets of two other unrelated companies. The income of these acquired businesses has been included in our results since the respective acquisition dates. These transactions were immaterial individually to SAP. The acquired businesses developed and sold software that was deemed to be complementary to our business. The aggregate purchase price of these acquisitions was paid in cash and amounted to €491 million net of cash received and was allocated as follows: €133 million as identifiable intangible assets with estimated useful lives ranging from two to 11 years, €2 million as in-process research and development which was expensed at the respective acquisition dates since the respective acquired technologies had no alternative future use and €36 million as liabilities net of tangible assets acquired. The remaining €392 million was allocated to goodwill, of which €1 million is fully deductible for tax purposes over an amortization period of up to 15 years. The goodwill recognized in 2006 was assigned to our Product, Consulting, and Training segments in the amounts of €336 million, €39 million, and €17 million, respectively after minor adjustments related to the final allocation of purchase prices for prior year acquisitions that had not been finalized as of the previous year-end.

In connection with the 2006 transactions discussed above, we assigned the following amounts to identifiable intangible assets:

		Estimated useful
	€ millions	lives (years)

Customer contracts	17	2 to 11
Intellectual property	118	5 to 10
In-process research and development	2	Expensed at the acquisition date

Total	137

B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(5) REVENUE

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. SAP does not separately sell technical support services or unspecified software upgrades, updates, and enhancements. Accordingly, SAP does not distinguish within Software and software-related service revenue or within Cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Subscriptions and other software-related service revenue includes revenue from subscriptions, software rentals, on-demand solutions, and other software-related services. Subscription revenues flow from contracts that have both a software element and a support services element. Such a contract typically gives our customer the use of current software and unspecified future products. We take a fixed monthly fee for a definite term — generally, five years. Software rental revenue flows from software rental contracts, also with software and support services elements — but here the customer receives the use of current products only. Our revenue from our on-demand offerings includes, for example, the SAP CRM on-demand solution, any future on-demand revenue from our new midmarket product Business ByDesign and revenue from hosting contracts that do not entitle the customer to exit the arrangement at any time without significant penalty. Our revenue from other software-related service includes revenue from software-related revenue-sharing arrangements, for example our share of revenue from collaboratively developed products. Thus Software and software-related service revenue is the sum of our software revenue, our support revenue, and our revenue from subscriptions and other software-related services.

Service revenue consists of consulting and training. Consulting revenue primarily comprises revenue from implementation support for customers related to the installation and configuration of our software products. Training revenue comprises educational services on the use of our software products and related topics for customers and partners.

Other service revenue includes revenue streams from non-mandatory hosting revenue, application management services (AMS) and referral fees. Non-mandatory hosting revenue is based on hosting contracts that entitle the customers to exit the hosting arrangement at any time and to transfer the software to its own premises without significant penalty. Our application management services deliver post implementation application support, optimization, and improvement for a customer’s SAP centric IT solution to ensure availability and performance of the customer’s business processes. Referral fees are based on commissions from partners to which we referred customers. Thus Professional services and other service revenue is the sum of our consulting revenue, our training revenue, and our Other service revenue.

Other revenue primarily relates to income derived from marketing events.

Revenue information by segment and geographic region is disclosed in Note 28.

Deferred income consists mainly of prepayments for support services and deferred software license revenues. Deferred software license revenue will be recognized as software revenue, support revenue, or service revenue, depending on the reasons for the deferral. The current portion of deferred income is expected to be recognized within the next 12 months. Recognition of deferred income is possible when the basic applicable revenue recognition criteria have been met (see Note 3).

(6) FUNCTIONAL COSTS AND OTHER EXPENSES

The information provided below is classified by the type of expense. The Consolidated Statements of Income include these amounts in various categories based on the applicable line of business.

Services and Materials

Cost of purchased development and consulting services and materials was as follows:

	2007	2006	2005
	€ millions

Purchased services	862	879	828
Raw materials and supplies, purchased goods	37	32	30

	899	911	858

Sales and Marketing

Sales and marketing expense includes advertising costs, which amounted to €165 million, €172 million, and €185 million in 2007, 2006, and 2005 respectively.

Personnel Expenses/Number of Employees

Personnel expenses were as follows:

	2007	2006	2005
	€ millions

Salaries	3,603	3,277	2,877
Social security costs	449	416	379
Pension expense	122	125	109

	4,174	3,818	3,365

Included in personnel expenses for the years ending December 31, 2007, 2006, and 2005, are expenses associated with the share-based compensation plans as described in Note 27.

The average number of employees, measured in full-time equivalents, was as follows:

Full-time equivalents	2007	2006	2005

Employees from continuing operations	42,129	37,919	34,483
from discontinued operations	173	134	67

Employees who are not currently operational, who work on a part-time basis while finishing a university degree, or who are temporary are excluded from the calculation of full-time equivalents. The number of such excluded employees is not material.

Government Grants

During the fiscal year 2007 we received €16 million (2006: €11 million, 2005: €6 million) of government grants and similar assistance which we have offset against our related expenses. All conditions required to obtain these grants have either been met or are reasonably assured of being met.

In addition we have received conditional promises of a further €45 million, which relate to research- and development-related expenses (€35 million), recruitment and training of personnel related expenses
(€1 million), and tax (€9 million), which have not been recorded as at December 31, 2007 because the conditions required to obtain them are not yet reasonably assured of being achieved.

(7)	OTHER OPERATING INCOME, NET

Other operating income/expense for the years ending December 31 was as follows:

	2007	2006	2005
	€ millions

Bad debt expense	0	0	(3)
Restructuring costs — severance obligations	0	(1)	(1)
Restructuring costs — unused lease space	0	0	(1)
Miscellaneous other operating expenses	(1)	0	(3)

Other operating expense	(1)	(1)	(8)

Bad debt income	3	43	0
Rental income	5	5	7
Receipt of insurance proceeds	3	2	1
Miscellaneous other operating income	7	7	6
Other operating income	18	57	14

	17	56	6

Charges to bad debt expense are based on a regular systematic review and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of software and software-related services or cost of service sold. The amount of these provisions for specific customer risks charged to the respective functional cost category of software and software-related services or cost of service was €9 million, €3 million, and €9 million during 2007, 2006, and 2005, respectively.

For more information about restructuring costs incurred in connection with exit activities, see Note 19b.

(8)	OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense, net for the years ending December 31 was as follows:

	2007	2006	2005
	€ millions

Foreign currency losses	(379)	(255)	(117)

Other non-operating expenses	(16)	(20)	(19)

Total other non-operating expenses	(395)	(275)	(136)

Foreign currency gains	385	251	78

Other non-operating income	11	12	33

Total other non-operating income	396	263	111

Other non-operating income/expense, net	1	(12)	(25)

(9)	FINANCIAL INCOME, NET

Financial income, net for the years ending December 31 was as follows:

	2007	2006	2005
	€ millions

Interest and similar income	142	124	94
Interest and similar expenses	(7)	(4)	(4)
Income from securities, net	240	154	63
Expenses from other financial assets and loans	(244)	(157)	(74)
Gains/losses on STAR hedge	0	7	(66)
Loss from other investments	(6)	(1)	(3)

Other financial income/expense, net	(10)	3	(80)

Share of loss/gain of associates accounted for using the equity method	(1)	(1)	1

Financial income, net	124	122	11

We derive interest income primarily from Cash and cash equivalents, Short-term and Long-term investments, and Other financial assets.

In the table above, income from securities and expense from other financial assets and loans both include €241 million in 2007 (€156 million in 2006; €63 million in 2005) resulting from collateral held to secure capital investments made. While holding the collateral, we directly transfer to the debtor any income received on the collateral. Interest income received on the capital investment is included in interest income. We decide on a case by case basis whether to require collateral for our financial investments. We did not obtain assets by taking possession of collateral held for security purposes in 2007, 2006 or 2005.

For information about gains and losses recognized directly in equity or in profit and loss for our financial assets and impairments, see Note 13. For information about our financial liabilities, see Note 18. For information about unrealized gains/losses on STAR hedges, see Note 25.

(10)	INCOME TAXES

Income tax expense for the years ending December 31 comprised the following components:

	2007	2006	2005
	€ millions

Current taxes — Germany	498	426	515
Current taxes — Foreign	416	381	319

	914	807	834
Deferred taxes — Germany	33	0	15
Deferred taxes — Foreign	(26)	(2)	(31)

	7	(2)	(16)

Income tax expense	921	805	818

In 2007, 2006, and 2005, the German government enacted several new tax laws. In 2007 these new tax laws included among others the 2008 Tax Act which has major effects on corporations. For us the most significant effect results from the reduction of the German corporate income tax rate from 25% to 15%, effective January 1, 2008. In 2007 this reduction in the German corporate income tax rate affected the calculation of deferred taxes, which are required to be calculated using the enacted tax rate applicable to the year in which the deferred tax item is expected to be realized or settled. The impact of all tax law changes enacted in 2007, and the new tax laws enacted in 2006 and 2005, was not material to the Consolidated Financial Statements for the years ending December 31, 2007, 2006, and 2005.

Income from continuing operations before income tax and minority interests consisted of the following:

	2007	2006	2005
	€ millions

Germany	1,639	1,519	1,455
Foreign	1,218	1,169	868

	2,857	2,688	2,323

The effective income tax rate for the years ending December 31, 2007, 2006, and 2005, was 32.2%, 29.9%, and 35.2%, respectively. The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 35.49% (2006: 35.66%; 2005: 36.32%) to the actual income tax expense. Our 2007 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.91%, (2006: 21.85%; 2005: 21.62%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 12.38% (2006: 12.61%; 2005: 13.51%).

	2007	2006	2005
	€ millions

Income from continuing operations before income taxes	2,857	2,688	2,323
Expected income taxes 35.49% in 2007 (35.66% in 2006, 36.32% in 2005)	1,014	958	844
Foreign tax rate differential	(47)	(26)	(6)
Tax effect on non-deductible expenses	49	23	19
Prior year taxes	(18)	(80)	(6)
Tax effect on tax exempt income	(77)	(72)	(40)
Other	0	2	7

Actual income tax expense	921	805	818

Deferred income tax assets and liabilities as at December 31, 2007 and 2006 relate to the underlying items as follows:

	2007	2006
	€ millions

Deferred tax assets
Intangible assets, net	58	15
Property, plant, and equipment, net	7	8
Financial assets	39	24
Receivables	15	12
Net operating loss carryforwards	18	9
Pension provisions	39	45
Share-based compensation	23	34
Other provisions	109	122
Deferred income	31	33
Other	29	4

	368	306

Less: Valuation allowance	(8)	(10)

Deferred tax assets	360	296

	2007	2006
	€ millions

Deferred tax liabilities
Intangible assets, net	55	37
Property, plant, and equipment, net	31	24
Financial assets	54	23
Receivables	14	34
Pension provisions	27	17
Share-based compensation	2	7
Other provisions	6	5
Deferred income	3	5
Other	17	19

Deferred tax liabilities	209	171

Deferred tax assets, net	151	125

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, we believe it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances as at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if our estimates of future taxable income during the carryforward period were reduced.

At December 31, 2007, certain of our foreign subsidiaries had net operating loss carryforwards amounting to €114 million (2006: €48 million), which may be used to offset future taxable income. Of this amount €73 million predominantly relates to state net operating loss carryforwards in the United States, of which €43 million expire during the years 2023 through 2027 if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 15 years. Further €9 million relates to other net operating loss carryforwards that will expire if not used within one to seven years. Thereof €1 million will expire within one to two years and €8 million will expire within three to seven years. The remaining €32 million relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

Deferred tax assets as at December 31, 2007, and 2006 have been reduced by a valuation allowance of €8 million and €10 million respectively to a net amount that we believe is more likely than not to be realized.

We recognized deferred income tax liabilities of €17 million (2006: €9 million) for income taxes on future dividend distributions from foreign subsidiaries, which is based on €1,335 million (2006: €297 million) cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. We have not recognized a deferred income tax liability on approximately €2,249 million (2006: €2,938 million) for undistributed earnings of our foreign subsidiaries that arose in 2007 and prior years because we plan to permanently reinvest those undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Total income taxes including the items charged or credited directly to related components of shareholder’s equity for the years ending December 31, 2007, 2006, and 2005 consist of the following:

	2007	2006	2005
	€ millions

Income tax	921	805	818
Income tax from discontinued operations	(7)	(4)	(1)
Income tax recognized in Additional paid in capital related to share-based compensation	0	(11)	(23)
Income tax recognized in other comprehensive income/loss	(5)	(16)	7

	909	774	801

For information about the income tax impact of the components of Accumulated other comprehensive income/loss, see Note 20.

At January 1, 2007, unrecognized income tax benefits relating to uncertain tax positions amounted to €72 million and were accounted for as income tax provisions. At December 31, 2007, uncertainties in income taxes had increased by € 24 million to € 96 million.

The amounts of unrecognized tax benefits that would affect the effective tax rate if they were recognized are as follows:

2007
€ millions

Unrecognized income tax benefits on 1/1/2007	72
Additions related to the current year	8
Additions related to prior year	18
Settlements with tax authorities	0
Exchange rate differences	(2)

Unrecognized income tax benefits on 12/31/2007	96

On December 31, 2007, the amount of interest expenses and penalties on income taxes is not material.

For the major tax jurisdictions in Germany, fiscal years 2003 through 2007 and for the United States, fiscal years 2002 through 2007 remain subject to examination. It is reasonably possible that the total amounts of unrecognized tax benefits may increase or decrease within the next 12 months. However we do not anticipate that unrecognized income tax benefits will significantly change within 12 months of the reporting date.

(11) ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

In November of 2007 the Company committed to a plan to sell the business of TomorrowNow, Inc., a wholly-owned subsidiary of SAP America, Inc. (a wholly owned subsidiary of SAP AG) and to cease engaging in the business model of providing support services relating to third party software. Negotiations with several interested parties have subsequently taken place. The assets and liabilities of TomorrowNow, including assets and liabilities of TomorrowNow entities in Europe, Australia and Asia which are expected to be sold within twelve months, have been classified as a disposal group held for sale and are presented separately in the accompanying balance sheet as at December 31, 2007.

TomorrowNow, Inc. is a distinct asset group with cash flows and operations that are separable from those of the rest of SAP. The operations of this disposal group were accounted for as a part of the product segment. U.S. GAAP requires the results of operations of any assets held for sale and any liabilities directly associated with those assets that qualify as a component of an entity with distinguishable operations and cash flows to be removed from income from continuing operations and reported as discontinued operations. The results of operations of such a component of an entity for any prior periods presented must also be reclassified as discontinued operations. The following table details the amounts reclassified to discontinued operations:

	2007	2006	2005
	€ millions

Total revenue	14	9	3
Total operating expense	(36)	(23)	(10)

Operating loss before taxes	(22)	(14)	(7)

Income taxes	7	4	1

Net loss from discontinued operations	(15)	(10)	(6)

The following table details the major classes of assets and liabilities held for sale as at December 31, 2007:

2007
€ millions

Accounts receivable, net	2
Other assets	4

Current assets	6

Goodwill	7
Property, plant, and equipment, net	1
Other assets	1

Noncurrent assets	9

Total Assets held for sale	15

Accounts payable	1
Provisions	3
Deferred income	5

Current liabilities	9

Total Liabilities held for sale	9

(12)	EARNINGS PER SHARE

Convertible bonds and stock options granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (“LTI 2000 Plan”) and the SAP Stock Option Plan 2002 (“SAP SOP 2002”) because their underlying exercise prices were higher than the average market prices of SAP shares in the periods presented. Such convertible bonds and stock options, if converted or exercised, represented 37.3 million SAP common shares in 2007, 23.6 million SAP common shares in 2006 and 25.2 million SAP common shares in 2005. The number of outstanding stock options and convertible bonds is presented in Note 27.

	2007	2006	2005

Income from continuing operations in € millions	1,934	1,881	1,502
Weighted average number of shares in millions — basic	1,207	1,226	1,239
Dilutive effect of stock options/convertible bonds in millions	3	5	4

Weighted average number of shares in millions — diluted	1,210	1,231	1,243

Earnings per share from continuing operations — basic in €	1.60	1.53	1.21

Earnings per share from continuing operations — diluted in €	1.60	1.53	1.21

Income from discontinued operations, net of tax in € millions	(15)	(10)	(6)

Earnings per share — basic (from discontinued operations) in €	(0.01)	0.00	0.00

Earnings per share — diluted (from discontinued operations) in €	(0.01)	(0.01)	0.00

Net income in € million	1,919	1,871	1,496

Earnings per share from net income — basic in €	1.59	1.53	1.21

Earnings per share from net income — diluted in €	1.59	1.52	1.20

C.	NOTES TO THE CONSOLIDATED BALANCE SHEETS

(13)	CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND INVESTMENTS

Cash and cash equivalents, Restricted Cash and Investments as at December 31 consisted of the following:

	Cash and						Equity and
	cash				Short-term		other
	equivalents		Restricted cash		investments		investments
	2007	2006	2007	2006	2007	2006	2007	2006
	€ millions

Cash	546	478	0	0	0	0	0	0
Time deposits	376	1,598	0	0	35	19	0	0
Money market funds	686	204	0	0	0	0	0	0
Commercial paper	0	119	0	0	0	0	0	0
Restricted cash	0	0	550	0	0	0	0	0
Fund securities (at fair value)	0	0	0	0	8	0	0	12
Auction rate securities	0	0	0	0	0	155	0	0
Variable rate demand notes	0	0	0	0	0	34	0	0
Other debt securities	0	0	0	0	549	716	0	0

Debt securities (at fair value)	0	0	0	0	549	905	0	0
Marketable equity securities (at fair value)	0	0	0	0	0	4	7	10
Equity securities at cost	0	0	0	0	6	3	63	55
Equity method securities	0	0	0	0	0	0	19	18

Total	1,608	2,399	550	0	598	931	89	95

Restricted Cash

Funds classified as Restricted cash as at December 31, 2007 related to a security deposit that served as collateral for SAP’s credit facility entered into in connection with the acquisition of Business Objects S.A., as described in Note 4 and 18.

Debt Securities and Marketable Equity Securities

Proceeds from sales of available-for-sale securities in 2007 were €45 million (2006: €199 million; 2005: €0 million). Gross gains realized from sales of available-for-sale securities in 2007 were €2 million (2006: €0 million; 2005: €0 million). Gross losses realized from sales of available-for-sale securities in 2007 were €1 million (2006: €2 million; 2005: €0 million). Due to these sales of available-for-sale securities we recognized gains of €2 million (2006: €0 million; 2005: €0 million) and losses of €1 million (2006: €2 million; 2005: €0 million) which had previously been included in Accumulated other comprehensive income.

None of our Investments were past due as at December 31, 2007 or 2006, although some of our equity investments at cost were impaired as at those dates as discussed below.

Amounts pertaining to debt and available-for-sale equity securities as at December 31 were as follows:

	Securities not		Securities in
	in loss position		loss position		Total Securities
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	gains	value	losses	value	gains/losses (net)
	€ millions

2007
Marketable equity securities (available-for-sale)	7	2	0	0	7	2
Debt securities (available-for-sale)	172	0	377	2	549	(2)
Investment fund securities (available-for-sale)	8	0	0	0	8	0

2006
Marketable equity securities (available-for-sale)	11	6	3	0	14	6
Debt securities (available-for-sale)	227	1	678	2	905	(1)
Investment fund securities (available-for-sale)	0	0	12	0	12	0

For the securities in a loss position, the fair values were categorized according to the duration of the loss position as follows:

	Securities in loss position
	for less than 12 months		for more than 12 months
	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses
	€ millions

2007
Marketable equity securities (available-for-sale)	0	0	0	0
Debt securities (available-for-sale)	363	2	14	0
Investment fund securities (available-for-sale)	0	0	0	0

2006
Marketable equity securities (available-for-sale)	3	0	0	0
Debt securities (available-for-sale)	452	1	226	1
Investment fund securities (available-for-sale)	12	0	0	0

For the year ending December 31, 2007, we recorded other-than-temporary impairment charges related to Marketable equity securities of €1 million (2006: €0 million; 2005: €0 million) and therefore removed unrealized losses recorded directly in equity up to that point of €1 million (2006: €0 million; 2005: €0 million).

The marketable debt securities as at December 31, 2007, consisted of investment grade bonds. The impairments of marketable debt securities in 2007 resulted from changes in market interest rates and not from changes in the creditworthiness of the underlying debtor. We determine these impairments to be temporary given the short duration of the respective declines in value and the Company’s intention and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery.

The estimated year-end fair values of auction rate securities, variable rate demand notes and other debt securities (excluding debt-based funds), are presented by contractual maturity below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

	2007	2006
	€ millions

Due within 1 year	449	457
Due 1 year through 2 years	100	448

Total of auction rate securities, variable rate demand notes and debt securities	549	905

Equity Securities at Cost

The carrying value of all equity securities at cost was €69 million and €58 million as at December 31, 2007, and 2006, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the table above, because market values for those securities are generally not readily obtainable. In 2007, we sold two (2006: two; 2005: three) investments with a carrying value at the time of sale of €3 million (2006: €2 million; 2005: €1 million) and realized a gain of €0 million (2006: €0 million; 2005: €1 million). As at December 31, 2007 we intend to dispose of two equity securities at cost.

During 2007, 2006, and 2005, the Company recorded €6 million, €1 million, and €4 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost.

Equity Method Investments

The excess of our initial investment in equity method companies over our ownership percentage in the underlying net assets of those companies amounts to €11 million as at December 31, 2007 (2006: €15 million) and is attributed to certain fair value adjustments with the remaining portion recognized as goodwill. Although we own less than 20% of the voting stock of the investee company, we account for our investments in (“Procurement Negócios Electronicos S/A”, Rio de Janeiro, Brazil and “ArisGlobal Holdings, LLC”, Stamford, Connecticut, USA) using the equity method, because we can exercise significant influence over the operating and financial policies of these entities through holding seats on their boards.

We recorded no impairment losses or reversals thereof on equity method investments during 2007, 2006 and 2005. Therefore, no allocation to our reportable segments was necessary.

Our equity method investment Procurement Negócios Electronicos S/A with a carrying amount of €2 million has been pledged in 2007 in order to serve as a guarantee for an ongoing lawsuit with the Brazilian tax authorities. In case of an unfavourable outcome of the lawsuit for SAP, for which probability is considered remote, the Brazilian tax authorities are allowed to make use of the collateral.

(14)	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net includes costs and estimated earnings in excess of billings on uncompleted contracts of €162 million and €145 million as at December 31, 2007, and 2006, respectively. We received advances of €348 million and €456 million as at December 31, 2007, and 2006, respectively.

The carrying amounts of our accounts receivable from customers as at December 31 were as follows:

	2007	2006
	€ millions

Gross carrying amount	2,957	2,505
Sales allowances	(38)	(37)
Allowance for doubtful accounts charged to expenses	(21)	(25)

Carrying amount, net, of accounts receivable	2,898	2,443

Changes in the allowance for doubtful accounts were as follows:

	2007	2006	2005
	€ millions

Balance as at 1/1	25	73	63
Utilization	(8)	(5)	(8)
Addition	11	7	17
Release	(5)	(48)	(4)
Exchange rate effects and other changes	(2)	(2)	5

Balance as at 12/31	21	25	73

Concentrations of credit risks are limited due to our large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total revenues in 2007, 2006, or 2005 or of Accounts receivable, net in 2007 or 2006. The following table gives an overview of the extent of credit risks included in our accounts receivable from customers:

	2007	2006
	€ millions

Accounts receivable, neither past due nor impaired	2,337	2,004
Accounts receivable, past due, impaired individually	33	35
Accounts receivable, past due, impaired on a portfolio basis	587	466
Accounts receivable, impaired on a portfolio basis	587	466
less than 45 days past due	344	273
46 to 90 days past due	83	78
91 to 180 days past due	57	54
181 to 365 days past due	71	37
366 and more days past due	32	24

Before recognizing revenue we strictly assess the collectibility of all receivables at the outset of any arrangement as required under SOP 97-2. Due to this approach and our short payment terms, we have no indication with respect to accounts receivable that are not past due that any customer will fail to meet its obligations. For accounts receivable past due, we determine the allowance for doubtful accounts using a two-step-approach described in Note 3. We therefore consider accounts receivable of €33 million (2006: €35 million) as individually impaired mainly based on debtors’ financial difficulties and accounts receivable of €587 million (2006: €466 million) impaired on a portfolio basis based on the age of the receivables and our historical loss experience.

For more information about financial risk and how we manage it, see Note 26.

The gross amount of all accounts receivable with a term exceeding 12 months was not material. Since the effect of discounting long-term receivables would therefore not be material, we have not discounted our long-term receivables to their present values.

Accounts receivable, net based on due dates as at December 31 were as follows:

	2007	2006
	€ millions

Current	2,895	2,440
Noncurrent	3	3

	2,898	2,443

We did not sell portfolios of receivables to third parties or use receivables as collateral for borrowings in any year presented.

(15) OTHER ASSETS

	2007			2006
	Current	Noncurrent	Total	Current	Noncurrent	Total
	€ millions

Investments in insurance policies held for employee-financed pension plans, and semiretirement	0	342	342	0	278	278
Income tax receivables	283	36	319	164	12	176
Fair value of STAR hedge and other derivatives	146	1	147	117	87	204
Other receivables	48	49	97	41	41	82
Prepaid pensions	0	56	56	0	46	46
Loans to employees	9	43	52	8	43	51
Miscellaneous other assets	50	0	50	36	0	36
Rent deposits	0	24	24	0	26	26
Loans to third parties	0	4	4	1	0	1
Inventories	5	0	5	4	0	4

	541	555	1,096	371	533	904

Detailed information about our derivative financial instruments is presented in Note 25. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 19a. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in employee-related obligations (see Note 19b).

Loans granted to employees primarily consist of interest-free or below-market-rate building loans and amounted to a gross value of €63 million in 2007 and €62 million in 2006. The cumulative effect of discounting the employee loans based on the market interest rates in effect when the loans were granted was €11 million in 2007 and €11 million in 2006. Amortization of employee loan discounts amounted to €3 million in 2007 and €3 million in 2006, respectively. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options or convertible bonds.

Loans to third parties are presented net of allowances for credit losses. Changes in the allowance for credit losses were as follows:

	2007	2006	2005
	€ millions

Balance as at 1/1	1	16	15
Utilization	0	10	0
Addition	0	0	3
Release	1	5	2

Balance as at 12/31	0	1	16

We consider these other financial assets as individually impaired based on information obtained regarding debtors’ financial difficulties. As at December 31, 2007, there were no other financial assets past due but not impaired. For more information about financial risk and how we manage it, see Note 26.

Included in miscellaneous other assets are primarily interest receivables, tax claims, short-term loans, and other items for which the individually recognized amounts are not material.

(16) GOODWILL AND INTANGIBLE ASSETS

		Software and	Acquired	Other
	Goodwill	database licenses	technology	intangibles	Total
	€ millions

Purchase cost
1/1/2007	1,084	202	216	37	1,539
Exchange rate differences	(81)	(1)	(12)	(5)	(99)
Additions	520	65	83	90	758
Retirements/disposals	0	(2)	0	(2)	(4)
Reclassifications to current assets	(7)	0	0	0	(7)

12/31/2007	1,516	264	287	120	2,187

Accumulated amortization
1/1/2007	97	128	53	11	289
Exchange rate differences	(4)	(1)	(1)	(1)	(7)
Additions	0	26	45	11	82
Retirements/disposals	0	(2)	0	(1)	(3)

12/31/2007	93	151	97	20	361

Carrying value 12/31/2007	1,423	113	190	100	1,826

Weighted average amortization period in years	N/A	3.0	5.2	7.0	5.3

Purchase cost
1/1/2006	727	160	194	25	1,106
Exchange rate differences	(50)	0	(13)	(3)	(66)
Additions	407	53	120	16	596
Retirements/disposals	0	(11)	(85)	(1)	(97)

12/31/2006	1,084	202	216	37	1,539

Accumulated amortization
1/1/2006	100	124	109	7	340
Exchange rate differences	(3)	(1)	(8)	(1)	(13)
Additions	0	16	37	6	59
Retirements/disposals	0	(11)	(85)	(1)	(97)

12/31/2006	97	128	53	11	289

Carrying value 12/31/2006	987	74	163	26	1,250

The additions to goodwill result from our 2007 acquisitions (€517 million), contingent consideration paid for prior acquisitions (€4 million), and purchase price adjustments (€(1) million). For more information about acquisitions, see Note 4.

All intangible assets except goodwill are subject to amortization. Intangible assets consist of three major asset classes: Software and database licenses, Acquired technology, and Other intangibles.

Software and database licenses consist primarily of technology for internal use whereas Acquired technology consists primarily of purchased software to be incorporated into our product offerings. The additions to Software and database licenses in 2007 were individually acquired from third parties, whereas the additions to Acquired technology and Other intangibles primarily result from our acquisitions discussed in Note 4.

Other intangibles consist primarily of acquired trademark licenses and customer contracts acquired as well as in-process research and development which is fully amortized immediately. For more information, see Note 4.

The estimated aggregate amortization expense for our intangible assets recorded as at December 31, 2007, for each of the five succeeding years ending December 31, is as follows:

€ millions

2008	96
2009	96
2010	71
2011	49
2012	36
Thereafter	55

The carrying amount of goodwill by reportable segment as at December 31, 2007 and 2006 was as follows:

		Thereof		Thereof
		additions		additions
	12/31/2007	in 2007	12/31/2006	in 2006
	€ millions

Product	974	430	618	350
Consulting	409	76	340	40
Training	40	14	29	17

Total	1,423	520	987	407

For more information, see Note 28.

(17) PROPERTY, PLANT, AND EQUIPMENT

	Land, leasehold
	improvements, and
	buildings, including	Other property,	Advance payments
	buildings on	plant, and	and construction
	third-party land	equipment	in progress	Total
	€ millions

Purchase cost
1/1/2007	975	1,099	109	2,183
Exchange rate differences	(22)	(15)	(2)	(39)
Additions	82	244	16	342
Retirements/disposals	(10)	(120)	0	(130)
Reclassifications to Assets held for sale	0	(3)	0	(3)
Reclassifications	83	8	(91)	0

12/31/2007	1,108	1,213	32	2,353

Accumulated depreciation
1/1/2007	296	681	0	977
Exchange rate differences	(7)	(8)	0	(15)
Additions	32	147	0	179
Retirements/disposals	(10)	(92)	0	(102)
Reclassifications to Assets held for sale	0	(2)	0	(2)

12/31/2007	311	726	0	1,037

Carrying value 12/31/2007	797	487	32	1,316

Purchase cost
1/1/2006	955	1,046	43	2,044
Exchange rate differences	(24)	(19)	(1)	(44)
Additions	33	191	92	316
Retirements/disposals	(12)	(121)	0	(133)
Reclassifications	23	2	(25)	0

12/31/2006	975	1,099	109	2,183

Accumulated depreciation
1/1/2006	287	662	0	949
Exchange rate differences	(8)	(12)	0	(20)
Additions	28	128	0	156
Retirements/disposals	(11)	(97)	0	(108)

12/31/2006	296	681	0	977

Carrying value 12/31/2006	679	418	109	1,206

The additions and disposals in other property, plant, and equipment relate primarily to the renewal and purchase of computer hardware and cars acquired in the normal course of business.

Interest capitalized was not material in any period presented.

During 2007, 2006, and 2005, depreciation expense for Property, plant, and equipment was €179 million, €156 million, and €158 million, respectively. The majority of depreciation expense for all years presented related to assets classified as other property, plant, and equipment.

(18) ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and Other liabilities classified on due dates as at December 31 were as follows:

	Term less	Term	Term more
	than	between 1	than	Balance on	Balance on
	1 year	and 5 years	5 years	12/31/2007	12/31/2006
	€ millions

Payables to suppliers	688	6	0	694	581
Advanced payments received	27	4	0	31	63

	715	10	0	725	644

Other employee-related liabilities	1,060	6	49	1,115	999
Other taxes	262	0	0	262	220
Other financial liabilities	57	4	0	61	40
Other liabilities	52	11	7	70	86

Bank loans and overdraft	25	2	0	27	26
	1,456	23	56	1,535	1,371

	2,171	33	56	2,260	2,015

Liabilities are unsecured, except for the retention of title and similar rights which are customary in our industry. Effective interest rates of bank loans were 8.03% in 2007, 8.08% in 2006, and 7.22% in 2005.

As at November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.20% to 0.25% depending on the amount drawn. We are also required to pay a commitment fee of 0.07% per annum on the unused available credit. As at December 31, 2007, and 2006, there were no borrowings outstanding under the facility.

As at October 1, 2007, SAP AG entered into a €5 billion credit facility agreement (subsequently reduced to €4.45 billion as at December 31, 2007) with Deutsche Bank AG maturing on December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR plus a margin ranging from 0.25% to 0.30% depending on the amount drawn. We are also required to pay a commitment fee of 0.075% per annum on the unused available credit. As at December 31, 2007, there were no borrowings outstanding under the facility.

Within the acquisition process and with the finalization of the squeeze-out, the facility has been voluntarily reduced to an amount of EUR 2.95 billion which corresponds to the drawdown on the facility as at February 18, 2008.

Additionally, as at December 31, 2007, and 2006, SAP AG had available lines of credit totaling €599 million and €599 million, respectively. As at December 31, 2007 and 2006, there were no borrowings outstanding under these lines of credit.

As at December 31, 2007 and 2006, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €44 million and €109 million, respectively. Total aggregate borrowings under these lines of credit, which are guaranteed by SAP AG, amounted to €27 million as at December 31, 2007, and €26 million as at December 31, 2006.

(19) PROVISIONS

Provisions based on due dates as at December 31 were as follows:

	2007			2006
	Current	Noncurrent	Total	Current	Noncurrent	Total
	€ millions

Pension plans and similar obligations (see Note 19a)	1	275	276	1	231	232
Other obligations (see Note 19b)	153	94	247	162	108	270

	154	369	523	163	339	502

a) Pension Plans and Similar Obligations

We maintain several defined benefit and defined contribution plans for our employees in Germany and at our foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. We also have several immaterial foreign termination indemnity plans that meet the criteria of defined benefit plans included in foreign benefit plans. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of the Executive Board.

The accrued liabilities on the balance sheet for pensions and other similar obligations on December 31 consist of the following:

	2007	2006
	€ millions

Domestic benefit plans	2	8
Foreign benefit plans	38	33

Total defined benefit plans	40	41

Employee financed plans	236	191

Total pension plans	276	232

The increase in total provisions for pension plans mainly result from an increase in employee financed plans. The related insurance contracts held by us resulted in an increase in Other assets by the same amount. For more information about our employee-financed pension plans, see the further information below.

We adopted the recognition and disclosure requirements of SFAS 158 as at December 31, 2006. SFAS 158 requires recognition of the funded status of our defined benefit pension plan in the balance sheet and also requires recognition as a component of Other comprehensive income (loss), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.

The Consolidated Balance Sheets include the following significant components related to defined benefit pension plans as at December 31, 2007, and 2006:

	2007	2006
	€ millions

Present value of funded benefit obligations	(306)	(297)
Present value of unfunded benefit obligations	(25)	(19)

Total present value of benefit obligations	(331)	(316)
Fair value of plan assets	347	321

Net amount recognized	16	5

Pension liability (unfunded or underfunded)	(40)	(41)
— thereof principal pension benefit liability	(39)	(41)
— thereof insignificant pension benefit liability	(1)	0
Prepaid pension asset (overfunded)	56	46
— thereof principal prepaid pension asset	55	45
— thereof insignificant prepaid pension asset	1	1
— thereof pension cost recognized in Accumulated other comprehensive income	29	28

Defined Benefit Pension Plans and Similar Obligations

Our domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

Foreign defined benefit plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

Certain of our foreign subsidiaries are required to provide to their employees termination indemnity benefits regardless of the reason for termination (retirement, voluntary or involuntary). We treat these plans as defined benefit plans if the substance of the post-employment plan is a pension type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination, regardless of the reason (retirement, voluntary or involuntary).

The following table presents the change in the present value of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts recognized:

	Domestic plans		Foreign plans		Total
	2007	2006	2007	2006	2007	2006
	€ millions

Change in benefit obligation
Benefit obligation at beginning of year	41	43	275	257	316	300
Additional plans included in pension disclosure	0	1	7	5	7	6
Service cost	0	0	38	36	38	36
Interest cost	1	2	11	10	12	12
Employee contributions	0	0	3	3	3	3
Benefits paid	(1)	(1)	(15)	(7)	(16)	(8)
Actuarial loss/gain	(4)	(4)	0	(5)	(4)	(9)
Curtailments/Settlements	0	0	(5)	0	(5)	0
Other changes	1	0	0	1	1	1
Foreign currency exchange rates	0	0	(21)	(25)	(21)	(25)

Benefit obligation at year end	38	41	293	275	331	316

Change in plan assets
Fair value of plan assets at beginning of year	33	29	288	242	321	271
Additional plans included in pension disclosure	0	0	0	5	0	5
Actual return on plan assets	2	2	11	27	13	29
Employer contributions	2	3	53	42	55	45
Employee contributions	(1)	0	3	3	2	3
Benefits paid	0	(1)	(13)	(7)	(13)	(8)
Curtailments/Settlements	0	0	(4)	0	(4)	0
Foreign currency exchange rates	0	0	(27)	(24)	(27)	(24)

Fair value of plan assets at year end	36	33	311	288	347	321

Funded status at year end	(2)	(8)	18	13	16	5

Amounts recognized in the consolidated balance sheets:
Noncurrent pension assets	0	0	55	45	55	45
Accrued benefit liability (current)	0	0	(1)	(1)	(1)	(1)
Accrued benefit liability (noncurrent)	(2)	(8)	(36)	(31)	(38)	(39)

	(2)	(8)	18	13	16	5

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as at the respective measurement date:

	Domestic plans			Foreign plans
	2007	2006	2005	2007	2006	2005
	Percent

Discount rate	5.5	4.5	4.0	5.0	4.4	4.2
Rate of compensation increase	2 to 5	2 to 5	2 to 7	5.0	4.6	4.9

The components of our net periodic benefit cost and other amounts recognized in other comprehensive income for the years ending December 31 were as follows:

	Domestic plans			Foreign plans			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	€ millions

Service cost	0	0	0	38	36	30	38	36	30
Interest cost	1	2	2	11	10	9	12	12	11
Expected return on plan assets	(1)	(1)	(2)	(21)	(17)	(14)	(22)	(18)	(16)
Amortization of prior service cost	0	0	1	0	0	0	0	0	1
Amortization of net loss	1	2	0	0	1	0	1	3	0

Net periodic benefit cost	1	3	1	28	30	25	29	33	26

Other changes in plan assets and benefit obligations recognized in other comprehensive income
Initial net transition obligation	0	0	—	0	2	—	0	2	—
Net gain/loss	(4)	10	—	6	16	—	2	26	—
Amortization of net loss	(1)	0		0	0		(1)	0	—

Total recognized in other comprehensive income	(5)	10	—	6	18	0	1	28	0

Total pension cost	(4)	13	1	34	48	25	30	61	26

Amounts not yet recognized as a component of net periodic pension cost that are included in Accumulated other comprehensive income:

	Domestic plans		Foreign plans		Total
	2007	2006	2007	2006	2007	2006
	€ millions

Initial net transition obligation	0	0	2	2	2	2
Prior service cost	0	0	0	0	0	0
Net loss	5	10	22	16	27	26

Total unrecognized pension cost	5	10	24	18	29	28

The actuaries relied on the following principal actuarial assumptions (expressed as weighted averages for our foreign and other post-employment benefit plans) for 2007, 2006, and 2005 to calculate the net periodic benefit costs:

	Domestic plans			Foreign plans
	2007	2006	2005	2007	2006	2005
	Percent

Discount rate	4.5	4.0	5.0	4.4	4.2	4.5
Expected return on plan assets	4.0	4.3	5.5	7.0	6.9	6.9
Rate of compensation increase	2 to 5	2 to 5	2 to 7	5.0	4.5	5.0

Additional Information on Estimated Recognition of Components of Net Periodic Benefit Costs and
Other Amounts Recognized in Other Comprehensive Income

We estimate that the effect from an amortization of prior service cost, unrecognized transition assets or actuarial gains and losses of our defined benefit plans from Accumulated other comprehensive income into net periodic benefit cost will not be significant for the next fiscal year.

Pension Assets

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies. The assumed discount rates are derived from rates available on high-quality fixed-income investments for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight in the expected return on plan assets assumption than were the more moderate returns before and since then. The assumed discount rates are derived from rates available on investment grade fixed-income investments for which the timing and amounts of payments match the timing and amounts of our projected pension payments. Our foreign benefit plan asset allocation as at December 31, 2007, and our target asset allocation, is as follows:

	Foreign pension plans and other
	post-employment obligations
		Actual		Actual
	Target	allocation	Target	allocation
	asset	of plan	asset	of plan
	allocation	assets in	allocation	assets in
Asset category	for 2008	2007	for 2007	2006
	Percent

Equity	55	54	55	58
Fixed income	35	36	41	40
Real estate	3	1	3	1
Insurance policies	5	6	0	0
Other	2	3	1	1

Total	100	100	100	100

The investment strategies for foreign benefit plans vary according to the conditions of the country in which the benefit plans are maintained. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the target asset allocation range presented above.

Additional Information on Funded Status for Domestic and Foreign Plans

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for our domestic and foreign defined benefit pension plans as well as post employment benefit plans with accumulated benefit obligations in excess of plan assets are as follows:

	2007
	Domestic	Foreign
	plans	plans	Total
	€ millions

Projected benefit obligation	38	114	152
Accumulated benefit obligation	38	106	144
Fair value of plan assets	36	84	120
Underfunding of accumulated benefit obligation	2	22	24

	2006
	Domestic	Foreign
	plans	plans	Total
	€ millions

Projected benefit obligation	41	109	150
Accumulated benefit obligation	40	101	141
Fair value of plan assets	33	77	110
Underfunding of accumulated benefit obligation	7	24	31

Expected Future Contributions and Benefits

Our expected contribution in 2008 is €2 million for domestic defined benefit plans and €5 million for foreign defined benefit and post-employment benefit plans, all of which is expected to be paid as cash contributions.

The estimated future pension benefits to be paid over the next 10 years by domestic and foreign benefit plans for the years ending December 31 are as follows:

	Domestic	Foreign
	plans	plans	Total
	€ millions

2008	1	12	13
2009	1	13	14
2010	2	15	17
2011	2	17	19
2012	2	19	21
2013 to 2017	12	129	141

Defined Contribution Pension Plans

We maintain domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based on a percentage of the employees’ salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €93 million, €92 million, and €82 million in 2007, 2006, and 2005 respectively.

Employee-Financed Pension Plan

In Germany we maintain an unqualified employee-financed pension plan, whereby employees may contribute a limited portion of their salary. We purchase and hold guaranteed fixed rate insurance contracts,

which are recorded in Other assets (see Note 15) and are equal to the obligations under the plan (€236 million and €191 million on December 31, 2007, and 2006, respectively).

b)	Other Obligations

Other obligations as at December 31 were as follows:

	2007			2006
	Current	Noncurrent	Total	Current	Noncurrent	Total
	€ millions

Employee-related obligations
Obligations related to share-based compensation programs	60	38	98	83	51	134
Other employee-related obligations	56	46	102	46	47	93
Customer-related obligations	28	0	28	26	0	26
Restructuring obligations	1	2	3	2	4	6
Warranty obligations	3	0	3	3	0	3
Other obligations	5	8	13	2	6	8

	153	94	247	162	108	270

Obligations related to share-based compensation programs comprise the obligations for our cash-settled share-based compensation programs which are the STAR programs, the Incentive 2010 program and the SAP Stock Option Plan 2007 (“SAP SOP 2007”). For a detailed description of our share-based compensation programs see Note 27.

Other employee-related obligations primarily comprise provisions for time credits, severance payments under ongoing post-employment benefit plans in accordance with SFAS 112, Employers’ Accounting for Postemployment Benefits (“SFAS 112”), jubilee expenses, and semiretirement.

Warranty and service obligations represent estimated future warranty obligations and other minor routine items provided under our support contracts. We generally provide a six to 12 month warranty on our software classified as current obligations. We determine the warranty accrual based on the historical average cost of fulfilling our obligations under these commitments. Changes in the warranty accruals in 2007 and 2006 are summarized below:

	2007	2006
	€ millions

Balance as at 1/1	3	3
Additions	3	3
Utilization	3	3
Release	0	0

Balance as at 12/31	3	3

Restructuring activities include mainly contract termination and similar restructuring costs for unused lease space. We account for our restructuring activities in accordance with SFAS 146, Accounting for Costs Associated with Exit and Disposal Activities (“SAFS 146”). Our provision for unused lease space relates to costs that we will continue to incur for vacated space under various operating lease contracts that will have no future economic benefit. Severance payments for restructuring relate to a termination benefit plan in conjunction with a one-time event.

The following table presents the beginning and ending balances along with additions and deductions incurred:

		Severance
	Unused	payments for
	lease space	re-structuring	Total
	€ millions

1/1/2007	5	1	6
Additions	1	0	1
Utilization	(2)	(1)	(3)
Release	(1)	0	(1)
12/31/2007	3	0	3
— thereof current	1	0	1
— thereof noncurrent	2	0	2
1/1/2006	8	2	10
Additions	3	2	5
Utilization	(3)	(1)	(4)
Release	(3)	(2)	(5)
12/31/2006	5	1	6
— thereof current	2	0	2
— thereof noncurrent	3	1	4
1/1/2005	11	6	17
Additions	2	4	6
Utilization	(4)	(5)	(9)
Release	(2)	(3)	(5)
Currency	1	0	1
12/31/2005	8	2	10
— thereof current	2	2	4
— thereof noncurrent	6	0	6

Other obligations relate mainly to renovation and asset retirement obligations. We record the present value of these obligations in the period in which the obligation is incurred.

(20)	SHAREHOLDERS’ EQUITY

Common Stock

As at December 31, 2007, the capital stock of SAP AG consisted of 1,246,258,408 (2006: 1,267,537,248) shares of no-par common stock (including treasury stock), with a calculated nominal value of €1 per share.

The number of common shares decreased by 23,000,000 shares (corresponding to €23,000,000) in 2007 due to cancellation of shares in treasury stock, partially offset by an increase of 1,721,160 shares (corresponding to €1,721,160) as a result of the exercise of awards granted under certain share-based payment plans. In 2006 the number of Common stock increased by 950,652,936 (corresponding to €950,652,936) with the issuance of bonus shares at a 1-to-3 ratio under a capital increase from corporate funds and by 426,491 (corresponding to €426,491) as a result of the exercise of awards granted under certain share-based payment plans.

Shareholdings in SAP AG as at December 31, 2007, were as follows:

	2007		2006
	Number of	Percent of	Number of	Percent of
	shares	common	shares	common
	(000)	stock	(000)	stock

Hasso Plattner GmbH & Co. Beteiligungs-KG	113,719	9.1%	113,719	9.0%
Dietmar Hopp Stiftung GmbH	109,869	8.8%	109,869	8.7%
Klaus Tschira Stiftung gGmbH	78,474	6.3%	67,472	5.3%
Dr. h.c. Tschira Beteiligungs GmbH & Co. KG	32,831	2.6%	63,331	5.0%
Hasso Plattner Förderstiftung gGmbH	15,245	1.2%	16,062	1.2%
DH-Besitzgesellschaft mbH & Co. KG(1)	6,404	0.5%	10,200	0.8%
Dr. h.c. Tschira and wife	3,178	0.3%	2,000	0.2%
Treasury stock	48,065	3.9%	49,251	3.9%
Free float	838,473	67.3%	835,633	65.9%

	1,246,258	100.0%	1,267,537	100.0%

(1) DH-Besitzgesellschaft mbH & Co. KG is wholly owned by Dietmar Hopp.

Authorized Capital

The Articles of Incorporation authorize the Executive Board of SAP AG (the “Executive Board”) to increase the Common stock:

•	Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 11, 2010 (“Authorized Capital I”). The issuance is subject to the statutory subscription rights of existing shareholders.

•	Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash until May 8, 2011 (“Authorized Capital Ia”). The issuance is subject to the statutory subscription rights of existing shareholders.

•	Up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 11, 2010 (“Authorized Capital II”). This capital increase could also be executed as a result of a business combination. Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

•	Up to a total amount of €180 million through the issuance of new common shares in return for contributions in cash or in kind until May 8, 2011 (“Authorized Capital IIa”). This capital increase could also be executed as a result of a business combination. Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

No authorization to increase Common stock was exercised in fiscal year 2007.

Contingent Capital

SAP AG’s common stock is subject to a contingent increase of common shares. The contingent increase may be affected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 27) exercise their conversion or subscription rights. The following table provides a summary of the changes in contingent capital for 2007 and 2006:

Contingent
capital
€ millions

1/1/2006	53
Exercised	(1)
New authorized	100
Increase in consequence of capital increase	83
Reduction/cancellation	(25)
12/31/2006	210

Exercised	(1)
New authorized	0
Reduction/cancellation	0
12/31/2007	209

The increase in contingent capital by €83 million in 2006 reflects the issuance of bonus shares at a 1-to-3 ratio under the capital increase described above which resulted in an increase of the contingent capital in the same proportion by operation of law.

Treasury Stock

By resolution of SAP AG’s Annual General Meeting of Shareholders held on May 10, 2007, the Executive Board of SAP AG was authorized to acquire, on or before October 31, 2008, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s Common stock. Although Treasury stock is legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or may use Treasury stock for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

As at December 31, 2007, we had acquired 48 million (2006: 49 million) of our own shares, representing €48 million (2006: €49 million) or 3.9% (2006: 3.9%) of Common stock. In 2007, 27 million (2006: 28 million) shares in aggregate were acquired under the buyback program at an average price of approximately €36.85 (2006: €40.97) per share, representing €27 million (2006: €28 million) or 2.2% (2006: 2.2%) of Common stock. We transferred 5 million shares to employees during the year (2006: 1 million shares) at an average price of €28.13 (2006: €29.83) per share and we reduced the number of common shares by 23 million shares (corresponding to €23 million) due to cancellation of shares in Treasury stock. The Company purchased no SAP American Depositary Receipts (“ADRs”) in 2007. (Each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at December 31, 2007 and 2006, respectively.

Accumulated Other Comprehensive Income/Loss

Accumulated other comprehensive income/loss consisted of the following as at December 31:

				Gains		Currency
		Unrealized		/losses on		effects
	Currency	gains	Unrecog-	foreign	Gains	from inter-
	translation	/losses on	nized	currency	/losses on	company	Total other
	adjust-	marketable	pension	cash flow	STAR	long-term	components
	ments	securities	costs	hedges	hedge	investments	of equity
	€ millions

1/1/2005	(296)	8	(11)	13	9	(2)	(279)

Current-period change, net of tax	121	3	1	(22)	42	43	188

12/31/2005	(175)	11	(10)	(9)	51	41	(91)

Current-period change, net of tax	(149)	(7)	(10)	20	(48)	(26)	(220)

12/31/2006	(324)	4	(20)	11	3	15	(311)

Current-period change, net of tax	(194)	(3)	0	10	(12)	(5)	(204)

12/31/2007	(518)	1	(20)	21	(9)	10	(515)

Currency translation adjustments comprise all foreign currency differences arising from the translation of the financial statements of foreign operations. We corrected as at January 1, 2005 an immaterial error related to the deconsolidation of two equity investments in years prior to 2005, resulting in a decrease in Additional paid-in capital and Retained earnings by €20 million and €6 million and to increase Accumulated other comprehensive income by €26 million.

Unrealized gains and losses on securities represent the net cumulative change between fair value and cost for available-for-sale financial assets since the respective acquisition date.

Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

Gains and losses on foreign currency cash flow hedges comprise the net change in fair value of foreign currency cash flow hedges related to hedged transactions that have not impacted earnings, less the component of the financial instrument’s gain or loss that was excluded from the assessment of hedge effectiveness.

Gains and losses on STAR hedges comprise the net change in fair value of cash flow hedging instruments associated with the unrecognized portion of nonvested STARs (see Note 25).

Currency effects from intercompany long-term investments related to intercompany foreign currency transactions that are of a long-term investment nature.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to SAP AG’s shareholders is based on the earnings of SAP AG as reported in its statutory financial statements which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ending December 31, 2007, the Executive Board and the Supervisory Board of SAP AG propose a dividend distribution in 2008 of €0.49 per share.

Dividends per share for 2006 and 2005 were €0.46 and €0.36, respectively, and were paid in the immediately succeeding year in each case.

D. ADDITIONAL INFORMATION

(21) SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid in 2007, 2006, and 2005 amounted to €6 million, €4 million and €4 million, respectively, while interest received in 2007, 2006 and 2005 amounted to €142 million, €124 million and €94 million, respectively. Income taxes paid in fiscal years 2007, 2006, and 2005, net of refunds, was €811 million, €866 million, and €976 million, respectively.

All of the items above are classified as cash flows from operating activities.

Our investing cash flows include high volumes from the purchase and sale of investments. The activities reflected in these line items include the purchase and sale of marketable and other available-for-sale securities.

(22)	CONTINGENT LIABILITIES

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

We occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in Provisions (see Note 19b).

For contingent liabilities related to litigations, see Note 24.

As at December 31, 2007 and 2006, no guarantees were provided for the performance or financial obligations of third parties.

(23)	OTHER FINANCIAL COMMITMENTS

Other financial commitments amounted to €850 million, €849 million and €805 million as at December 31, 2007, 2006, and 2005, respectively, and primarily comprise commitments under rental and operating leases of €649 million, €657 million and €687 million as at December 31, 2007, 2006, and 2005, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. As at December 31, 2007, the future minimum sublease payments expected to be received was €16 million. In addition, financial commitments existed in the form of purchase commitments totaling €97 million in 2007 (€74 million in 2006 and €79 million in 2005). These commitments relate primarily to construction on new and existing facilities, office equipment and car purchase commitments. The remaining commitments totaling €104 million in 2007 (€118 million in 2006 and €39 million in 2005) relate to various other third party agreements. Historically, the majority of such purchase commitments have been realized. For financial commitments related to our pension plans, see Note 19a.

Commitments under operating lease contracts and purchase obligations as at December 31, 2007 were as follows:

	Operating	Purchase
	leases	commitments
	€ millions

Due 2008	157	137
Due 2009	119	29
Due 2010	98	19
Due 2011	80	10
Due 2012	58	2
Due thereafter	137	4

Rent expense was €209 million, €181 million, and €164 million for the years 2007, 2006, and 2005, respectively.

The recognized assets and related liabilities of our capital lease contracts were not material in 2007 or 2006. Additionally, for our capital lease contracts no contingent rents were recognized as an expense and no sublease agreements existed.

(24) LITIGATION AND CLAIMS

Intellectual Property Litigation

In September 2006, U.S.-based i2 Technologies US, Inc. and i2 Technologies, Inc. (i2) instituted legal proceedings in the United States against SAP. i2 alleges that SAP’s products and services infringe one or more of the claims in each of seven patents held by i2. In its complaint, i2 seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2006. The trial has been scheduled for November 2008.

In October 2006, U.S.-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in January 2007. The Markman hearing was held in June 2007. The trial has been scheduled for October 2008.

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products and services infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. In these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceedings against the patent and utility model, respectively. The infringement hearing has been re-scheduled for April 2009. Hearings for the nullity and cancellation proceedings have not yet been scheduled.

In March 2007, U.S.-based Oracle Corporation and certain of its subsidiaries (”Oracle”) instituted legal proceedings in the United States against TomorrowNow, Inc. and its parent company, SAP America, Inc. and SAP America’s parent company SAP AG (“SAP”). Oracle filed an amended complaint in June 2007. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and unspecified monetary damages including punitive damages. In July 2007, SAP and TomorrowNow filed their answer. The trial has been scheduled for February 2009. Additionally, in June 2007, SAP became aware that the United States Department of

Justice had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow; SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.

In April 2007, U.S.-based Disc Link Corporation (Disc Link) instituted legal proceedings in the United States against SAP and 27 other defendants. Disc Link alleges that SAP’s products infringe one or more of the claims of a single patent held by Disc Link. SAP and Disc Link have resolved this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.

In April 2007, U.S.-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products and services infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in July 2007. The trial has been scheduled for August 2009.

In June 2007, SAP initiated legal proceedings, in the form of a declaratory judgment action, against U.S.-based Emergis Technologies (Emergis) in the United States. In the Declaratory Judgment action, SAP seeks a declaration by the court that an Emergis patent is invalid and unenforceable, and that SAP’s products and services do not infringe one or more of the claims of the patent held by Emergis. SAP and Emergis have resolved this dispute for an amount that is immaterial to SAP’s Consolidated Financial Statements.

In August 2007, U.S.-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products and services infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.

In August 2007, SAP instituted legal proceedings in the United States against i2. SAP alleges that i2’s products infringe one or more of the claims in each of two patents held by SAP. In its complaint, SAP seeks unspecified monetary damages and permanent injunctive relief. i2 submitted its answer to the complaint in October 2007. In March 2008, SAP requested permission from the Court to amend its complaint and add a third patent to the proceedings. The trial has been scheduled for March 2009.

In November 2007, U.S.-based Diagnostic Systems Corp. (DSC) instituted legal proceedings in the United States against SAP and several other defendants. DSC alleges that SAP’s products and services infringe one or more of the claims in one patent held by DSC. In its complaint, DSC seeks unspecified monetary damages and permanent injunctive relief. SAP submitted its answer to the complaint in December 2007. A trial date has not yet been set.

We will continue to vigorously defend against the claims. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Due to the inherent uncertainties of the actions outlined above we currently cannot make an estimate of the possible loss in case of an unfavorable outcome.

Other Litigation

In October 2006, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) informed us that it had filed a lawsuit against SAP at the High Court of South Africa alleging that SAP has breached a software distribution agreement with Securinfo. In its complaint, Securinfo sought damages of approximately €496 million and relief preventing SAP from breaching its agreement with Securinfo. In May 2007 Securinfo has waived the action.

In January 2008, U.S.-based Acorn Systems, Inc. (”Acorn”) instituted legal proceedings in the United States against SAP AG and SAP Global Marketing, Inc. (“SAP”). Acorn filed an amended complaint in March 2008. As amended, the lawsuit alleges breach of contract, fraud and fraudulent inducement, negligent misrepresentation, misappropriation of trade secrets, violations of the Texas Free Enterprise and Antitrust Act of 1983, and unfair competition. The lawsuit seeks unspecified monetary damages, although Acorn alleges in the complaint that it has suffered at least $116 million damages. In February 2008, SAP filed a response to the original complaint.

In March 2008, SAP instituted legal proceedings against Acorn in the Commercial Court of Brussels asking the Court to declare, inter alia, that SAP had not breached the contract, SAP did not commit fraud and that SAP had not misappropriated Acorn trade secrets.

We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. We make a provision for a liability for such matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We currently believe that resolving these claims and suits, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, income, or cash flows. Consequently, the provisions currently recorded for these claims and suits are neither individually nor in aggregate material to SAP. However, these matters are subject to inherent uncertainties and our view of these matters may change in the future.

(25)	DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments in order to reduce risks resulting from fluctuations in foreign-currency exchange rates, risks resulting from future cash flows associated with Stock Appreciation Rights (STARs) granted to employees and risks resulting from potential future variability interest payments. The carrying amounts of our derivative financial instruments were as follows:

	2007	2006
	€ millions

Assets:
Derivatives without a hedging relationship	60	15
thereof forward exchange contracts	59	15
thereof interest rate swaps	1	0
Derivatives with a hedging relationship (hedge accounting)	87	189
thereof forward exchange contracts	29	18
thereof call options (STAR hedge)	58	171

Liabilities:
Derivatives without a hedging relationship	(30)	(10)
thereof forward exchange contracts	(30)	(10)
Derivatives with a hedging relationship (hedge accounting)	(1)	(2)
thereof forward exchange contracts	(1)	(2)

Foreign Exchange Forward Contracts

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions.

We manage our balance sheet exposure on a Group-wide basis primarily using foreign exchange forward contracts. The derivative financial instruments we use are usually not designated as accounting hedges.

We are also exposed to risks associated with anticipated intercompany cash flows in foreign currencies resulting from intercompany royalty payments. Most of SAP AG’s subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries are generally required to pay SAP AG a royalty equivalent to a percentage of the software and support services fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are mostly denominated in the respective subsidiaries’ local currency. This leads to a centralization of the foreign currency risk with SAP AG in Germany as the royalties are to be paid in subsidiary’s local currency while the functional currency of SAP AG is the euro.

We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge all significant anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to countries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

We believe that the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets. We hold such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in our Consolidated Balance Sheets. The fair value of foreign exchange derivatives is the value we would receive or have to pay if the derivatives were discontinued at the reporting date. It is calculated on the basis of the contracting parties’ relevant exchange rates, the relevant current exchange rates and the respective interest rates. Gains or losses on derivatives designated and qualifying as cash flow hedges are recognized directly in equity less the component of the financial instrument’s gain or loss that was excluded from the assessment of hedge effectiveness, net of tax, and removed from equity to profit and loss when the underlying transaction affects earnings. When intercompany accounts receivable resulting from royalties related to software and software-related services related royalties are recorded, the applicable gain or loss on the respective derivative is reclassified from Other comprehensive income to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.

For the years ending December 31, 2007 and 2006, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur. We did not record any ineffectiveness for these hedges for the fiscal years 2007 and 2006. However, we excluded differences between spot and forward rates from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss in Other non-operating income/expenses, net. It is estimated that €21 million of the net gains recognized directly in equity on December 31, 2007 will be reclassified into earnings during fiscal year 2008. All foreign exchange derivatives held as at December 31, 2007 have maturities of 15 months or less.

Foreign exchange derivatives entered into by us to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

STAR Hedges

We hedge certain anticipated cash flow exposures associated with unrecognized nonvested STARs (see Note 27) through the purchase of derivative instruments from independent financial institutions.

As at December 31, 2007 and 2006, the following derivative instruments were designated as hedges for the STAR 2006, and STAR 2005 programs, respectively.

2007
Hedge of 12.0 million 2006 STARs
Buy/sell	Options	Strike price in €

Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2007: € 2 million

2007
Hedge of 15.2 million 2005 STARs
Buy/sell	Options	Strike price in €

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2007: € 56 million

2006
Hedge of 12.0 million 2006 STARs
Buy/sell	Options	Strike price in €

Buy	12,000,000	42.12
Sell	6,000,000	54.62
Sell	3,000,000	67.12
Fair value as at December 31, 2006: € 21 million

2006
Hedge of 15.2 million 2005 STARs
Buy/sell	Options	Strike price in €

Buy	15,200,000	30.47
Sell	7,600,000	42.97
Sell	3,800,000	55.47
Fair value as at December 31, 2006: € 132 million

2006
Hedge of 12.0 million 2004 STARs
Buy/sell	Options	Strike price in €

Buy	12,000,000	33.59
Sell	6,000,000	46.09
Sell	3,000,000	58.59
Fair value as at December 31, 2006: € 18 million

The terms of the derivative financial instruments are designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 27. The number of options expiring at each measurement date, reflect the respective weighting factor of that date. The payment date of each option reflects the payout date of the STAR program that it hedges. Viewed together, we will receive from the financial institution 100% of the first €12.50 in appreciation of the SAP AG stock price above the strike price of the STAR, 50% of the next €12.50 appreciation of the SAP AG stock price above the strike price of the STAR, and 25% of any additional appreciation of the SAP AG stock price above the strike price of the STAR. The terms of these derivative financial instruments require cash settlement, and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on our Consolidated Balance Sheets.

Since we adopted SFAS 123R at the beginning of 2006, we have assessed hedge effectiveness by reference to changes in the fair value of the STAR hedge instrument for all new grants. The change in fair value attributable to the nonvested portion is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period.

As at December 31, 2007, a net result of €0 million (2006: a net gain of €7 million; 2005: a net loss of €66 million) had been recorded in Financial income, net. Compensation expense on our STAR plans has been increased by €19 million (2006: reduced by €72 million; 2005: reduced by €59 million); Other comprehensive income decreased by €12 million (2006: decreased by €48 million; 2005: increased by €43 million), net of tax. For more information, see Note 20.

For the years ending December 31, 2007 and 2006, no gains or losses were reclassified from Accumulated other comprehensive income as a result of the discontinuance of STAR hedges because it was probable that the original forecasted transaction would not occur. We estimate that €9 million of net losses included in Accumulated other comprehensive income on December 31, 2007 will be reclassified into earnings during the next year.

Derivative Interest Rate Contracts

In order to finance the acquisition of Business Objects S.A. SAP entered into a syndicated term loan facility. The interest payments related to this syndicated term loan facility are determined by reference the EURIBOR. Therefore the underlying arrangement is a floating interest rate and subject to interest rate fluctuations.

In order to hedge for the cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility SAP AG entered into several contingent interest rate payer swaps as well as contingent interest rate payer swaptions to partly hedge against the risk of an increase in the EURIBOR. The volume of these interest rate derivatives only covers a certain portion of the total volume of the syndicated term loan facility.

These interest rate derivatives were contingent with regard on the acquisition and under these contractual arrangements would have been cancelled with no further obligation on SAP AG if the acquisition of Business Objects S.A. had not been completed.

Due to the uncertainty of the acquisition and the resulting loan the derivatives did not qualify for hedge accounting treatment. As such the deal contingent interest rate payer swaps and deal-contingent interest rate payer swaptions were recorded at fair value and any changes in fair values were charged to Finance income, net.

(26)	FINANCIAL RISK MANAGEMENT

We are exposed to various financial risks, including changes in currency exchange rates, interest rates, equity prices and the creditworthiness of our counterparties.

SAP manages and, if necessary hedges against Group-wide credit, liquidity, interest, equity price and foreign exchange risks. Financial risk management is conducted centrally and is regulated by internal guidelines.

Foreign Exchange Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intragroup transactions as described in Note 25.

We regularly quantify the risk positions from the exchange rates of key currencies mentioned in Note 3 and Note 25, using the value-at-risk (VAR) concept. VAR represents an expected loss calculated by computing the exposures of relevant unhedged foreign exchange positions to foreign exchange risk factors. We calculate the expected loss of income from foreign currency influences for an assumed holding period of 10 days and a confidence level of 99%. The following table shows the value-at-risk calculated on the basis of unhedged foreign currency denominated balance sheet positions and forecasted inter-company license payments at the end of the fiscal year and the yearly averages for fiscal years 2007 and 2006. The yearly averages are calculated using the figures at the end of each of the quarters.

		2007		2006
	2007	Yearly	2006	Yearly
	12/31	average	12/31	average
	€ millions

Value at risk	12	14	4	9

Interest Rate Risk

Due to the short maturities of our investments and insignificant financial liabilities, we did not have any significant interest rate risk related to financial assets or financial liabilities (see Note 13 and 18) in all years presented. The average remaining maturity of our debt securities classified as noncurrent is approximately 1.5 years.

Due to the acquisition of Business Objects S.A. in early 2008, SAP will be exposed to cash flow risk resulting from the variability in future interest payments related to the syndicated term loan facility. For information about SAP’s related hedging activities, see Note 25.

Equity Price Risk

Our investments consist of securities in listed and non-listed companies held for purposes other than trading. The equity investments in listed companies are monitored based on the current market value, which is affected by the volatility of stock markets worldwide. An assumed 20% decline in equity prices as at December 31, 2007 would reduce the value of our investments in marketable securities by €1 million (2006: €3 million).

The equity investments in non-listed companies are monitored individually. Those securities are recognized at cost, because market values are generally not observable. These cost-method investments are subject to an annual impairment test.

Credit Risk

We are exposed to the risk of credit-related losses through our operating and certain financing activities in the event of nonperformance by counterparties to financial instruments. We manage this risk through diversification of our counterparties and use of counterparty credit limits which are mainly based on the counterparty’s external rating. Following our internal guidelines for financial risk management, we conduct all of our business related to financial investments with major financial institutions. This approach is assured by detailed guidelines for the management of financial risks. We do not have significant exposure to any individual counterparty.

The credit risk of our operating business is managed separately, mainly based on external ratings and our historical experience with respective customers. Outstanding debts are frequently monitored locally and credit risks are taken into account through recognized impairments. Credit risk exposures from individual customers are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The maximum exposure to credit risk is limited to the carrying amounts of the financial assets. No significant agreements reducing the maximum exposure to credit risk had been concluded as at the reporting date.

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. The Group-wide liquidity of SAP is generally managed by our corporate treasury department. Apart from working capital and cash management, SAP reduces its liquidity risk by arranging credit facilities with various financial institutions.

SAP AG has a €1 billion syndicated credit facility with an international group of banks. We did not draw on the facility during the years presented and have no current plans to do so. In addition, SAP AG had bilateral lines of credit totaling €599 million and €599 million at the end of 2007 and 2006 respectively. Several subsidiaries in the SAP Group have also arranged credit lines in their local currency, which are guaranteed by SAP AG. We drew on these lines of credit only to a very small extent.

On October 1, 2007, SAP AG entered into a credit facility agreement with Deutsche Bank AG with a maturity date of December 31, 2009. The credit facility was entered into in connection with the acquisition of Business Objects S.A. and amounted to €4.45 billion as at December 31, 2007. Initially the credit facility served as a bank guarantee to back up the tender offer. The use of the facility is not restricted by any financial covenants (see Note 18 for further details).

Fair Value of Financial Instruments

We utilize various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of our financial instruments were as follows, except trade receivables and payables where the carrying amount approximates fair values:

	2007		2006
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	€ millions

Assets:
Debt and equity securities	652	652	1,007	1,007
Cash and cash equivalents	1,608	1,608	2,399	2,399
Restricted cash	550	550	0	0
Time deposits	35	35	19	19
Loans	57	57	51	51
Derivatives
Forward exchange contracts	88	88	33	33
Call options (STAR hedge)	58	58	171	171
Other derivatives	1	1	0	0

Liabilities:
Bank loans and overdrafts	(27)	(27)	(26)	(26)
Other financial liabilities (excluding derivatives)	(11)	(11)	(8)	(8)
Derivatives
Forward exchange contracts	(31)	(31)	(12)	(12)

All financial instruments presented in the table above are described in detail in Note 13, 15, and 18. The market values of these financial instruments are determined as follows:

•	Debt and equity securities: The fair values of debt and equity securities are based on available quoted market prices, except that quoted market prices are not available for €69 million of equity securities at cost and €19 million of equity method investments, for which there were no indication of impairment at December 31, 2007 or 2006.

•	Cash and cash equivalents, Restricted cash, time deposits: Due to their short maturities, the book value of cash and cash equivalents and time deposits approximates fair value.

•	Loans, bank loans and overdrafts, other financial liabilities: The fair values of loans to third parties, bank loans and overdrafts and other financial liabilities are determined by discounting estimated cash flows using appropriate interest rates adjusted to reflect the inherent credit risk. Most loans to third parties, bank loans and overdrafts are of a short term nature. Accordingly, the net carrying values approximate their fair values.

•	Non-interest-bearing or below market-rate employee loans are discounted to their present value using the prevailing interest rate the employee would have to pay to a bank for a similar loan.

•	Derivatives: The fair value of forward foreign exchange contracts is based on forward exchange rates. The fair value of the derivatives entered into to hedge our STAR programs and the fair values of our contingent derivative interest rate contracts is based on market data that reflect current market expectations.

The fair values of financial assets and securities and of derivative financial instruments are determined for each type of asset on an individual basis.

(27)	SHARE-BASED PAYMENT PLANS

Our total compensation expense recorded in connection with share-based payment plans for the year 2007 was €95 million (2006: €99 million; 2005: €45 million). The total income tax benefit recognized in the income statement for share-based payment plans was €32 million in 2007 (2006: €13 million; 2005: €14 million). We did not capitalize any share-based payment costs as inventory or fixed assets. The tax benefit realized from stock options exercised during the annual period was €19 million (2006: €14 million; 2005: €7 million). Compensation expense in connection with share-based payment plans recorded for 2007 and 2006 are not comparable to compensation expense in connection with share-based payment plans recorded in prior years due to our adoption on January 1, 2006 of the fair value recognition provisions of SFAS 123R using the modified-prospective transition method. For more information, see Note 3.

a)	Employee Discounted Stock Purchase Programs

The Company acquires SAP AG common shares for various employee stock purchase plans and transfers the shares to employees. We record the discounts provided to employees through such plans as compensation expense. Generally the discounts provided to employees do not exceed 15%.

b)	Cash-Settled Share-Based Payment Plans

1)	Stock Appreciation Rights (STAR) Plans

In March 2007 we granted approximately 18.7 million (2006: 14.1 million; 2005: 19.0 million;) stock appreciation rights (“2007 STARs”, “2006 STARs” and “2005 STARs” respectively) to selected employees who are not beneficiaries of the SOP 2007 Plan. The 2007, 2006 and 2005 STAR grant-base values of €35.71, €42.12 and €30.47, respectively, are based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The number of STARs granted in 2006 and 2005, and the corresponding grant-base fair values shown above, are adjusted figures as if the bonus shares issued in 2006 as described in Note 23 of our 2006 Annual Report, had been issued before the STARs were granted. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor for valuation calculation of STAR awards, quarter ending
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31

5%	5%	10%	20%	10%	10%	10%	30%

The valuations for quarters ending December 31 are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of Common stock, as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one share of common share, as quoted on Xetra, over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.

The cash payout value of each STAR is calculated quarterly as follows: (i) 100% of the first €12.50 value appreciation for such quarter; (ii) 50% of the next €12.50 value appreciation; and (iii) 25% of any additional value appreciation. Beneficiaries will receive payments with respect to the 2007 STARs as follows: 50% on both March 31, 2009 and January 31, 2010. Under the terms of the 2006 STAR program, beneficiaries were scheduled to receive an initial payment of 50% on March 31, 2008, and a second installment on January 31, 2009. Beneficiaries will receive STAR payments provided that they are still employees of the Company on the payment dates, subject to certain exceptions.

As our STAR plans are settled in cash, rather than by issuing equity instruments, a liability is recorded for such plans based on the current fair value of the STAR awards at the reporting date. The fair value of the STAR 2007 awards was estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at December, 31 was calculated on the basis of the following assumptions:

Risk-free interest rate:	3.99% to 4.16% (depending on maturity)
Expected volatility:	27.3%
Expected dividend ratio:	1.37%

The fair value of the STAR 2006 and STAR 2005 awards was based on market data that reflect current market expectations. The fair value of the STAR awards is the same as the fair values of the derivatives that are entered into to hedge the compensation expense for the STAR 2006 awards because the terms of the STAR awards and the derivatives are the same. Compensation expense — including the effects of changes in the fair value of the STAR award — is accrued over the period in which the employee performs the related service (“vesting period”).

As at December 31, 2007, a STAR provision in the amount of €74 million (2006: €132 million; 2005: €122 million) was included in provisions in the Consolidated Balance Sheets. The related STAR expense was affected by the effects of the STAR hedge — as described in Note 25 — and therefore totaled €43 million (2006: €28 million, 2005: €21 million). The STAR provision as at December 31, 2007, and the related STAR expenses recorded during 2007, result from awards granted under the 2007, 2006, and 2005 STAR programs.

In 2007 we paid to employees €61 million related to STAR 2005 and €18 million related to STAR 2004.

The amount of unrecognized compensation expense related to nonvested share-based payment arrangements granted under the STAR plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share and which we cannot reasonably predict. The final payout amount will be recognized over a remaining period from December 31, 2007 of 2.1 years for STAR 2007, 1.1 years for STAR 2006, and 0.1 years for STAR 2005.

In January 2007 we granted approximately 0.1 million stock appreciation rights to selected employees of a subsidiary under a program with general terms that are closely related to the STAR 2006 program (“2006 Subsidiary STARs”). The program has only an immaterial effect on our balance sheet and income statement. The related STAR provision of this program as at December 31, 2007 totaled €0 million.

2)	Incentive Plan 2010

In January 2007 the Company granted 0.7 million stock appreciation rights (“rights”) to top executives under the Incentive Plan 2010. The plan provides for a maximum payout of €144.60 per right if the market capitalization of SAP AG doubles by December 31, 2010. The rights issued to the beneficiaries of this plan will automatically be exercised in case the conditions for exercise are met. The base value of the rights is the base market capitalization figure of €44,794,067,259, calculated as €144.60 (average Xetra closing price of the SAP AG stock in the period July 1 through December 31, 2005, prior to the capital increase as implemented on December 21, 2006) times 309,779,165 shares (number of issued shares minus the treasury shares on December 31, 2005, prior to the capital increase implemented on December 21, 2006).

For the Incentive Plan 2010, the relevant actual market capitalization is calculated by multiplying the average closing price of one SAP share in the Xetra trading system in the measurement period (July 1 through

December 31 of each year) by the average number of outstanding SAP AG shares outstanding minus the average number of treasury shares in the measurement period of that year. The relevant actual market capitalization is calculated annually in the first month after the end of each measurement period, beginning in 2006 and ending in 2010.

The rights will only be exercisable if SAP’s common share outperforms the Goldman Sachs Software Index (“GSTI Software Index”) during the period between the issue of the rights and December 31, 2010, or December 31 of the year with the last measurement period if the rights are exercised before that date. Further, to be exercisable from 2006 through 2009, the actual market capitalization must not be less than 200% of the base value.

The rights are not exercisable if exercise would result in a windfall profit. The decision whether exercise results in a windfall profit will be made by the Supervisory Board’s compensation committee at its sole discretion.

If the relevant actual market capitalization is 200% (or more) of the base market capitalization and the other conditions are met, the payout value per right will be €144.60.

If the increase between the base value and the relevant actual market capitalization is less, the payout per award will be based on the following scale:

	Calculation	Incremental
	of payout	maximum	Incremental
	as percentage	payout as	maximum
	per point	percentage of	payout per
Increase in market capitalization	increase	base value	right in €

0% to 50%	0.00	0%	0.00
> 50% to 80%	0.67	20%	28.92
> 80% to 90%	3.00	30%	43.38
> 90% to 99.99%	5.00	50%	72.30

Total		100%	144.60

If the plan pays out, beneficiaries will receive the payments 12 months after the compensation committee has determined the exercise value.

The Incentive Plan 2010 is settled in cash rather than by issuing equity instruments, so a liability is recorded for the rights granted reflecting the fair value of the rights at the reporting date. Compensation expense — including the effects of any changes in fair value of the rights — is accrued over the period the beneficiaries are expected to perform the related service (“vesting period”).

The fair value of the rights is estimated using a Monte-Carlo valuation model. Expected volatilities are based on implied volatilities from traded options on our stock for options with a corresponding lifetime and exercise price. The fair value as at December, 31 was calculated using the following assumptions:

Risk-free interest rate:	3.99% to 4.36% (depending on maturity)
Expected volatility:	29.6%
Expected dividend ratio:	1.37%

As at December 31, 2007 the provision for rights granted under the Incentive Plan 2010 amounted to €3 million (2006: €2 million).

The amount of unrecognized compensation expense related to nonvested rights granted under the Incentive Plan 2010 depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common shares and certain other factors that we cannot influence or reasonably predict. The final payout amount will be recognized over a remaining period of up to three years from December 31, 2007.

3)	Virtual Stock Option Plan 2007

In March 2007 the Company granted 7.0 million virtual stock options (stock appreciation rights, “SAP SOP 2007”). The plan provides for cash settlement only and is available to members of the SAP AG Executive Board, members of subsidiaries’ executive boards, as well as to eligible executives and other top performers of SAP AG and its subsidiaries. The program replaced the SAP SOP 2002 Plan, described below. The awards under the SAP SOP 2007 Plan have a grant-base value of €35.71, which is based on the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year.

Under the SAP SOP 2007 Plan, beneficiaries receive stock appreciation rights (“Virtual Stock Options” or “rights”) based on the SAP share price, which gives them the right to receive a certain amount of money by exercise under the terms and conditions of this plan.

Rights granted under this plan may be exercised after a vesting period of two years starting on the grant date. The term of the Virtual Stock Options is five years. The rights will expire five years after the grant date if not exercised by the holder before that date.

The exercise price is 110% of the base value. Thus, the right can only be exercised if the share price at exercise exceeds the grant price by at least 10%. Monetary benefits will be capped at a share price of 200% of the exercise price.

As SAP SOP 2007 is settled in cash rather than by issuing equity instruments, a liability is recorded on the basis of the current fair value of the outstanding Virtual Stock Options at the reporting date. The fair value of the rights is estimated using a binomial valuation method. Expected volatilities are based on implied volatilities from traded options on our stock with a corresponding lifetime and exercise price. The expected life of the options was determined to be 5 years. This assumption was made based on expected exercise behavior since no reliable historical data was available. The fair values as at December, 31 were calculated using the following assumptions:

Expected life:	5 years
Risk-free interest rate:	3.99% to 4.36% (depending on maturity)
Expected volatility:	31.2%
Expected dividend ratio:	1.37%

As at December 31, 2007, the provision for rights granted under the SAP SOP 2007 Plan amounted to €21 million.

The amount of unrecognized compensation expense related to nonvested rights granted under the SAP SOP 2007 Plan depends on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share and certain other factors that we cannot influence or reasonably predict.

c)	Equity Settled Share-Based Payment Plans

1)	Stock Option Plan 2002

At the 2002 Annual General Meeting of Shareholders, the SAP AG shareholders approved the SAP SOP 2002 Plan, which provides for the issuance of stock options to members of the SAP AG Executive Board, members of subsidiaries’ executive boards, and to eligible executives and other top performers of SAP AG and its subsidiaries. The SAP SOP 2002 Plan was designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002 Plan, the Executive Board was authorized to issue, on or before April 30, 2007, up to 19.0 million stock options. In 2007, the SAP SOP 2002 Plan was replaced by the SAP SOP 2007 Plan. The last stock options under the SAP SOP 2002 Plan were granted in 2006.

Each stock option granted under the SAP SOP 2002 Plan entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the stock in the Xetra trading system. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until the vesting period of two years has elapsed.

For options granted to members of the Executive Board during and after February 2004, the SAP SOP 2002 Plan’s terms cap the subscription rights if the Supervisory Board determines that an option holder would make a windfall profit on exercising the rights. A windfall profit is defined for this purpose as a profit that, when combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeds twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG has undertaken to reimburse to the option holders any expenses they may incur through fees, taxes, or deductions related to the cap. The cap will only be imposed if the Supervisory Board determines that the windfall profit results from significant extraordinary, unforeseeable developments for which the Executive Board is not responsible.

The fair value of the options granted under the SAP SOP 2002 Plan was estimated as at the date of grant using the Black-Scholes-Merton option-pricing model. For options granted 2006 and 2005, the expected life of the options was determined using the “simplified method” to be 3.5 years, which represented the average of the vesting period and the contractual term of the awards. This approach was used because we did not have sufficient information about the historical exercise behavior of equity-based options granted to our employees. For awards granted from 2002 to 2004, the expected term of the awards was determined to be 2.5 years. Expected volatilities are based on implied volatilities of traded options to purchase our common share granted in 2006 and 2005 and based on historical data for options granted between 2004 and 2002.

The fair values of the Company’s share-based awards granted under SAP SOP 2002 Plan were calculated using the following assumptions and plan terms:

	2006	2005

Expected life in years	3.50%	3.50%
Risk-free interest rate	3.10%	2.82%
Expected volatility	24.00%	24.00%
Expected dividend ratio	0.87%	0.65%

Activities in 2007 under Stock Option Plan 2002 were as follows:

			Weighted
	Number	Weighted average	average
	of options	exercise price	remaining	Aggregate
	outstanding	per option	contractual term	intrinsic value
	(000)	in €	in years	€ millions

1/1/2007	7,446	142.57	2.8	182
Granted	—	—	—	—
Exercised	1,451	110.87	—	—
Forfeited or expired	182	172.51	—	—
12/31/2007	5,813	149.54	2.0	41
Fully vested options as at 31.12.2007	4,160	135.08	1.5	41

The weighted-average grant-date fair value of share options granted during the years 2006 and 2005 was €26.47 and €20.08, respectively. The total intrinsic value of options exercised during the years ending December 31, 2007, 2006, and 2005 was €59 million, €46 million, and €78 million, respectively.

A summary of the status of our nonvested options as at December 31, 2007, and changes during the year ending December 31, 2007, is presented below:

		Weighted average
	Number of	grant-date
	options	fair value
	(000)	€

Nonvested as at 1/1/2006	4,846	29.81
Granted	1,842	26.47
Vested	(2,000)	43.61
Forfeited	(147)	23.21
Nonvested as at 12/31/2006	4,541	22.59
Granted	—	—
Vested	(2,756)	20.08
Forfeited	(132)	26.26
Nonvested as at 12/31/2007	1,653	26.47

As at December 31, 2007, there was €4 million of total unrecognized cost related to nonvested options granted under the SAP SOP 2002. That cost is expected to be recognized over a period of 0.1 year.

2) Long Term Incentive 2000 Plan

On January 18, 2000, SAP AG’s shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a share-based payment program providing members of the SAP AG Executive Board, members of subsidiaries’ executive boards and selected employees a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting requirements. The exercise price varies with the outperformance of the common share price appreciation against the appreciation of the GSTI Software Index from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vest as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

In total, 12.3 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Meeting of Shareholders, the Company’s shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

	Number		Weighted
	of options/	Weighted average	average
	convertible bonds	exercise price	remaining	Aggregate
	outstanding	per option	contractual term	intrinsic value
	(000)	in €	in years	€ millions

Stock options
1/1/2007	1,010	106.15	4.7	55

Granted	—	—	—	—
Exercised	(119)	112.33	—	—
Forfeited	(13)	111.14	—	—

12/31/2007	879	109.92	3.6	28

Convertible bonds
1/1/2007	6,411	202.20	4.2	22

Granted	—	—	—	—
Exercised	(68)	150.98	—	—
Forfeited	(194)	207.12	—	—

12/31/2007	6,149	202.61	3.2	0

All convertible bonds and stock options outstanding as at December, 31, 2007 are exercisable.

Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expenses in 2007. In 2006, we recorded compensation expenses for the LTI 2000 Plan in the amount of €11 million based on the fair value recognition provisions of SFAS 123R. Compensation expenses recorded in prior years are not comparable as they were recorded based on the intrinsic-value-based method according to APB 25 (see Note 3). In 2005, we recorded compensation expenses for the LTI 2000 Plan in the amount of €21 million.

The total intrinsic value of stock options exercised during the years ending December 31, 2007, 2006, and 2005 was €5 million, €27 million and €23 million respectively. The total intrinsic value of convertible bonds exercised during the years ending December 31, 2007, 2006, and 2005 was €0 million, €6 million, and €0 million, respectively.

(28) SEGMENT AND GEOGRAPHIC INFORMATION

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business or by geography. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as a Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. While neither the line of business structure nor the geographic structure is identified as primary, we have determined that our lines of business constitute operating segments. We have three reportable operating segments which are organized based on products and services: Product, Consulting, and Training.

The Product segment is primarily engaged in marketing and licensing our software products, performing software development services for customers, and providing support services for our software products. The Consulting segment performs various professional services, mainly implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners.

The accounting policies applied for segment reporting purposes are the same as those described in Note 3. However, differences in foreign currency translations result in minor deviations between the amounts reported internally for management purposes and the amounts reported in the Consolidated Financial Statements.

Our management reporting system reports our inter-segment transfers as cost reduction and does not track them as internal revenues. Inter-segment transfers mainly represent utilization of manpower resources of one segment by another segment on a project-by-project basis. Inter-segment transfers are charged based on internal cost rates including certain indirect overhead costs but without profit margin.

Segment revenue and results as well as other relevant segment information are presented below:

	2007
	Product	Consulting	Training	Total
	€ millions

External revenue from reportable segments	7,369	2,369	493	10,231
Other				11

Total consolidated revenue				10,242
Segment result	4,300	631	209	5,140
Unallocated corporate revenue and expenses				(2,408)

Operating income				2,732

Other non-operating income/expense, net				1
Financial income, net				124

Income before income taxes and minority interests				2,857

Other information
Depreciation and amortization	(98)	(33)	(4)

	2006
	Product	Consulting	Training	Total
	€ millions

External revenue from reportable segments	6,643	2,300	440	9,383
Other				10

Total consolidated revenue				9,393
Segment result	4,034	596	167	4,797
Unallocated corporate revenue and expenses				(2,219)

Operating income				2,578

Other non-operating income/expense, net				(12)
Financial income, net				122

Income before income taxes and minority
interests				2,688

Other information
Depreciation and amortization	(86)	(24)	(7)

	2005
	Product	Consulting	Training	Total
	€ millions

External revenue from reportable segments	6,041	2,078	380	8,499
Other				10

Total consolidated revenue				8,509
Segment result	3,594	458	132	4,184
Unallocated corporate revenue and expenses				(1,847)

Operating income				2,337

Other non-operating income/expense, net				(25)
Financial income, net				11

Income before income taxes and minority interests				2,323

Other information
Depreciation and amortization	(84)	(25)	(7)

Revenues

Since our segments are organized on the basis of products and services, the amounts of external revenue for the Product, Consulting, and Training segments are materially consistent with the amounts of Software and software-related service revenue, Consulting revenue, and Training revenue, respectively, as reported in the Consolidated Statements of Income. The differences in revenue amounts between the three reportable segments and the corresponding captions in the Consolidated Statements of Income are due to the fact that for internal reporting purposes, revenue is generally allocated to the segment that is responsible for the related transaction regardless of revenue classification. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue.

External revenue — Other (2007: €11 million, 2006: €10 million, 2005: €10 million) mainly represents revenue incidental to our main business activities which is generated from services provided outside the reportable segments, and minor currency translation differences.

Segment Result

Segment result reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of product, costs of services, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our internal management reporting measures the segment performance without taking development expense into account. In addition, for management purposes, share-based compensation expense is not included in the segment result.

Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment and the depreciation and amortization portion of the facility and IT-related expenses allocated to each segment based on headcount, facility space and other measures.

A one-time effect of a change in estimate on allowance for doubtful accounts in 2006 was allocated to the Product segment, the Consulting segment, and the Training segment in the amounts of €30 million, €13 million, and €2 million, respectively.

The following table presents a detail of unallocated corporate revenue and expenses:

	2007	2006	2005
	€ millions

Unallocated corporate revenue and expenses:
External revenue from services provided outside of the reportable segments	(11)	(10)	(10)
Development expense — Management view	1,769	1,642	1,339
Administration and other corporate expenses — Management view	555	488	473
Share-based compensation expenses	95	99	45

	2,408	2,219	1,847

Development expense and administration expense above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Statements of Income. The differences are mainly due to the fact that the management view focuses on organizational structures and cost centers rather than cost classification to functional areas.

Segment Assets

Segment asset information is not provided to the CODM. Goodwill by reportable segment is disclosed in Note 16.

Geographic Information

The following tables present external revenue by location of customers and by location of companies, which reflects the location of our subsidiary responsible for the sale, and information about certain long-lived assets detailed by geographic region.

	Revenue by location of customers			Revenue by location of companies
	2007	2006	2005	2007	2006	2005
	€ millions

Germany	2,004	1,907	1,810	2,146	2,031	1,906
Rest of EMEA(1)	3,386	2,994	2,709	3,327	2,959	2,670
Total EMEA	5,390	4,901	4,519	5,473	4,990	4,576

United States	2,706	2,609	2,340	2,689	2,588	2,340
Rest of Americas	871	776	656	865	753	654
Total Americas	3,577	3,385	2,996	3,554	3,341	2,994

Japan	447	431	406	443	429	402
Rest of Asia Pacific Japan	828	676	588	772	633	537
Total Asia Pacific Japan	1,275	1,107	994	1,215	1,062	939

	10,242	9,393	8,509	10,242	9,393	8,509

(1) Europe, Middle East, Africa.

	Software and software-related service revenue by location of customers			Software and software-related service revenue by location of companies
	2007	2006	2005	2007	2006	2005
	€ millions

Germany	1,432	1,342	1,237	1,526	1,421	1,303
Rest of EMEA(1)	2,541	2,169	1,957	2,523	2,169	1,943
Total EMEA	3,973	3,511	3,194	4,049	3,590	3,246

United States	1,838	1,726	1,553	1,825	1,710	1,557
Rest of Americas	657	556	469	650	534	466
Total Americas	2,495	2,282	2,022	2,475	2,244	2,023

Japan	340	308	294	336	306	291
Rest of Asia Pacific Japan	619	495	445	567	456	395
Total Asia Pacific Japan	959	803	739	903	762	686

	7,427	6,596	5,955	7,427	6,596	5,955

	Property, plant, and equipment, net			Intangible assets, net
	2007	2006	2005	2007	2006	2005
	€ millions

Germany	923	858	764	216	149	87
Rest of EMEA(1)	135	133	129	35	1	0
Total EMEA	1,058	991	893	251	150	87

United States	167	152	155	138	95	14
Rest of Americas	13	10	9	14	18	33
Total Americas	180	162	164	152	113	47

Japan	4	4	4	0	0	0
Rest of Asia Pacific Japan	74	49	34	0	0	6
Total Asia Pacific Japan	78	53	38	0	0	6

	1,316	1,206	1,095	403	263	140

(1) Europe, Middle East, Africa.

Due to the large number of the customers we serve, there is no single customer whose business with us accounted for a material portion of our total revenue.

(29)	BOARD OF DIRECTORS

EXECUTIVE BOARD

Membership on supervisory boards and other comparable
governing bodies of enterprises, other than subsidiaries of SAP on
December 31, 2007(1) (excluding former Executive Board members)

Prof. Dr. Henning Kagermann
Chief Executive Officer Overall responsibility for SAP’s strategy and business development, product development for large enterprises, Global Communications, Internal Audit, Top Talent Management	Supervisory Board, Deutsche Bank AG,
Frankfurt am Main, Germany
Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany
Board of Directors, Nokia Corporation,
Espoo, Finland (from May 3, 2007)
Léo Apotheker
Deputy Chief Executive Officer Sales, Consulting, Education, Marketing, Partner Management	Supervisory Board, AXA, Paris, France
Dr. Werner Brandt
Chief Financial Officer Finance and Administration, Shared Services, SAP Ventures, Global Intellectual Property, Mergers & Acquisitions	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany Supervisory Board, QIAGEN N.V., Venlo, The Netherlands (from June 20, 2007)
Prof. Dr. Claus E. Heinrich
Labor Relations Director Global Human Resources, Internal SAP IT, SAP Labs network, Internal Business Processes
Gerhard Oswald
Global Service and Support, SAP Business ByDesign
John Schwarz (from March 1, 2008)
Chief Executive Officer of Business Objects Business Objects business unit, including product development, go-to-market activities, and services and support	Board of Directors, Synopsys, Inc., Mountain View, California, USA
Dr. Peter Zencke
Application Platform, Research, SAP Business ByDesign, SAP Business One	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany Supervisory Board, MeVis Medical Solutions AG, Bremen, Germany (from August 22, 2007)
Shai Agassi (until March 31, 2007)
Product development and technology, Industry solutions Product and industry marketing

Information as at December 31, 2007, or as at the date on which membership in the SAP Executive Board ended.

(1)	Memberships on supervisory boards and comparable governing bodies of SAP’s subsidiaries can be obtained from the Company on request.

SUPERVISORY BOARD

Membership on other supervisory boards and comparable
governing bodies of enterprises other than SAP on December 31, 2007
(excluding former Supervisory Board members)

Prof. Dr. h.c. mult. Hasso Plattner(2), (4), (5), (7)
Chairman of the Supervisory Board
Lars Lamadé(1), (4), (7)
Deputy Chairman Project Manager Service & Support
Pekka Ala-Pietilä(5)
Co-founder and CEO Blyk Ltd. London, Great Britain	Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited,
London, Great Britain
Board of Directors, CVON Limited,
London, Great Britain
Board of Directors, CVON Innovations Limited, London, Great Britain
Board of Directors, Blyk Services Oy,
Helsinki, Finland
Board of Directors, CVON Innovation Services Oy, Turku, Finland (from February 9, 2007)
Board of Directors, CVON Future Limited,
London, UK (from February 5, 2007)
Board of Directors, HelloSoft Inc., San José, USA (from February 1, 2007)
Thomas Bamberger (from May 10, 2007)(1), (3)
Head of Operations Global Service & Support
Chief Controlling Officer Research & Breakthrough Innovation
Chief Controlling Officer Global Service & Support
Panagiotis Bissiritsas (from May 10, 2007)(1), (2), (6)
Support Expert
Willi Burbach(1), (5), (7)
Developer
Helga Classen(1), (4), (7)
Chairperson of the Works Council of SAP AG and SAP Hosting AG & Co. KG
Prof. Dr. Wilhelm Haarmann(2), (6), (7)
Attorney-at-law, certified public auditor, certified tax advisor HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany	Supervisory Board, Aareon AG, Mainz, Germany Supervisory Board, Vodafone Holding GmbH, Düsseldorf, Germany
Peter Koop (from May 10, 2007)(1), (5)
Industry Business Development Expert
Dr. Gerhard Maier(1), (2), (3)
Development project manager

Membership on other supervisory boards and comparable
governing bodies of enterprises other than SAP on December 31, 2007
(excluding former Supervisory Board members)

Dr. h.c. Hartmut Mehdorn(4)
Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany	Supervisory Board, DB Netz AG,
Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung
Lebensversicherungsverein a.G., and
DEVK Deutsche Eisenbahn Versicherung
Sach- und HUK-Versicherungsverein a.G.,
Cologne, Germany
Supervisory Board, Dresdner Bank AG,
Frankfurt am Main, Germany
Supervisory Board, DB Magnetbahn GmbH,
Munich, Germany
Prof. Dr.-Ing. Dr. h.c. Dr. Ing. E.h. Joachim Milberg (from May 10, 2007)(2), (5), (7)
Chairman of the Supervisory Board BMW AG, Munich, Germany	Supervisory Board, Bertelsmann AG,
Gütersloh, Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company,
Moline, Illinois, USA
Supervisory Board. MAN AG, Munich, Germany (until May 10, 2007)
Prof. Dr. Dr. h.c. mult. August-Wilhelm Scheer(3), (6)
Professor at Saarland University, Saarbrücken, Germany	Supervisory Board, IDS Scheer AG,
Saarbrücken, Germany
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso-Plattner-Stiftung für Softwaresystemtechnik, Potsdam, Germany
Supervisory Board, Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany
Member of the Senate, Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., Munich, Germany
Supervisory Board, Deutsche Messe AG,
Hanover, Germany (from August 28, 2007)

Membership on other supervisory boards and comparable
governing bodies of enterprises other than SAP on December 31, 2007
(excluding former Supervisory Board members)

Dr. Erhard Schipporeit(3)
Management Consultant	Supervisory Board, Commerzbank AG,
Frankfurt am Main, Germany
(until January 31, 2007)
Supervisory Board, Talanx AG, Hanover, Germany
Supervisory Board, Deutsche Börse AG,
Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany
Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany (from May 3, 2007)
Supervisory Board, Career Concept AG,
Munich, Germany (from December 7, 2007)
Board of Directors, TUI Travel PLC,
London, Great Britain (from October 21, 2007)
Stefan Schulz(1), (5), (6) Development Project Manager
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (from May 10, 2007)(5)
Member of the Corporate Executive Committee of Siemens AG, Munich, Germany	Supervisory Board, BSH Bosch und Siemens Hausgeräte GmbH, Munich, Germany
Supervisory Board, Deutsche Messe AG,
Hanover, Germany
Supervisory Board, Infineon Technologies AG, Munich, Germany
Chairman of the Advisory Board, Siemens S.A., Lisbon, Portugal
Chairman of the Advisory Board, Siemens Ltd., Beijing, China
Supervisory Board, Siemens Ltd., Mumbai, India
Supervisory Board, LEONI AG, Nürnberg, Germany (from May 3, 2007)

Membership on other supervisory boards and comparable
governing bodies of enterprises other than SAP on December 31, 2007
(excluding former Supervisory Board members)

MEMBERS OF THE SUPERVISORY BOARD
UNTIL MAY 10, 2007
Bernhard Koller
Manager of idea management
Christiane Kuntz-Mayr
Development architect
Dr. Barbara Schennerlein
Principal consultant
Dr. Dieter Spöri
Head of Corporate Representation
Federal Affairs, Daimler AG,
Berlin, Germany
Dr. h.c. Klaus Tschira
Managing Director, Klaus Tschira
Foundation gGmbH, Heidelberg, Germany

Information as at December 31, 2007, or as at the date on which membership in the SAP Supervisory Board ended.

(1) Elected by the employees.

(2) Member of the Company’s Compensation Committee.

(3) Member of the Company’s Audit Committee.

(4) Member of the Company’s Mediation Committee.

(5) Member of the Company’s Technology Committee.

(6) Member of the Company’s Finance and Investment Committee.

(7) Member of the Company’s General Committee.

The total compensation of the Executive Board members for fiscal year 2007 amounted to €25 million (2006: €38 million). This amount includes €3 million (2006: €4 million) fixed and €18 million (2006: €13 million) performance-related compensation as well as €4 million (2006: €5 million) regular share-based compensation and additional only in 2006 €17 million of nonrecurring share-based compensation. The regular share-based compensation corresponds to the fair value of the 486,594 (2006: 170,945) stock options issued to Executive Board members during the year.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 3, 2008, the total annual compensation of the Supervisory Board members was €2 million (2006: €2 million). This amount includes €1 million (2006: €1 million) fixed, €1 million (2006: €1 million) variable compensation, and €0.08 million (2006: €0.07 million) committee remuneration. The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

In 2007, the pension payments to former Executive Board members were €1 million (2006: €1 million). The projected benefit obligation of pensions as at December 31, 2007 for former Executive Board members was €12 million (2006: €13 million).

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2007, 2006, or 2005.

On December 31, 2007, members of the Executive Board held a total of 86,515 SAP shares (December 31, 2006: 287,384 SAP shares) and members of the Supervisory Board held a total of 128,993,710 SAP shares (December 31, 2006: 262,623,884 SAP shares).

Detailed information on the different elements of the compensation as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in SAP’s Compensation Report which is part of our Form 20-F and our Review of Operations which is included in our Annual Report. and which is available on SAP’s Web site.

(30)	RELATED PARTY TRANSACTIONS

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities as presented in Note 29. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices we believe are consistent with those negotiated at arm’s length between unrelated parties.

After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, United States. Bramasol is a SAP partner with which we generated revenues which were immaterial to SAP in all periods presented.

In March 2005, we entered into agreements with Besitzgesellschaft der Multifunktionsarena Mannheim mbH & Co. KG, a company owned by members of the immediate family of Dietmar Hopp, pursuant to which a multipurpose arena in Mannheim, Germany, was named “SAP Arena” (together with the right to use the SAP logo for certain purposes) and we received the right to use certain reserved seating in the arena and to hold certain events in the arena. Fees paid by SAP to SAP Arena were immaterial to SAP in all years presented.

Until January 1, 2006, Wilhelm Haarmann practiced as a partner of the former law firm Haarmann Hemmelrath in their Frankfurt offices. Since January 1, 2006, he has practiced in HAARMANN

Partnerschaftsgesellschaft in Frankfurt. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

At no point in the years ending December 31, 2007, 2006, or 2005 did the Company grant loans to any member of SAP AG’s Executive Board and Supervisory Board. During the years ending December 31, 2007, 2006, and 2005, there were no significant transactions between the Company and the major shareholders as outlined in Note 20.

As discussed in Note 15, we have issued loans to employees other than to members of SAP AG’s Executive Board and Supervisory Board amounting to a gross value of €63 million, €62 million and €59 million, on December 31, 2007, 2006, and 2005, respectively. Loans granted to employees primarily consist of interest-free or below-market-rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP has not experienced significant default on loans to employees. There have been no loans to employees or executives to assist them in exercising stock options or convertible bonds.

(31)	PRINCIPAL ACCOUNTANT FEES AND SERVICES

At SAP AG’s Annual General Meeting of Shareholders held on May 10, 2007, SAP’s shareholders mandated KPMG Deutsche Treuhand-Gesellschaft AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main/Berlin (KPMG Germany), to serve as SAP AG’s independent auditors for the 2007 fiscal year. KPMG Germany and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services in 2007 and the two previous years:

	2007	2006	2005
	€ millions

Audit fees	8.3	7.4	5.2
Audit related fees	0.2	0.6	1.1
Tax fees	0.0	0.1	0.2
Other fees	0.3	0.4	0.2

	8.8	8.5	6.7

“Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated annual financial statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. “Audit-related fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed on procedures. “Tax fees” are fees for professional services rendered by KPMG for tax advice on group restructuring, transfer pricing, and other actual or contemplated transactions, tax compliance, and employee-related tax queries. The category “All other fees” includes other support services, such as training and expert advice on issues unrelated to accounting and taxes.

For services provided by KPMG Germany we recorded in 2007 expenses of €2.7 million (2006: €2.9 million), out of which €2.5 million (2006: €2.5 million) were for audit services, €0.002 million (2006: €0.03 million) for tax services, and €0.2 million (2006: €0.4 million) for other services.