Form 20-F
period 2010-12-31
SAP AG
filed 2011-03-18
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Ordinary Shares, without nominal value: (as of December 31, 2010)**	1,226,822,697
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☑	No ☐
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
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller Reporting company ☐
(Do not check if a smaller reporting company)
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
** Including 39,166,641 treasury shares.

i

ii

iii

INTRODUCTION

SAP AG is a German stock corporation (Aktiengesellschaft) and is referred to in this report, together with its subsidiaries, as SAP, or as “Company,” “Group,” “we,” “our,” or “us.” Our Consolidated Financial Statements included in “Item 18. Financial Statements” in this report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as IFRS throughout this report.

In this report: (i) references to “US$,” “$,” or “dollars” are to U.S. dollars; (ii) references to ‘‘€” or “euro” are to the euro. Our financial statements are denominated in euros, which is the currency of our home country, Germany. Certain amounts that appear in this report may not add up because of differences due to rounding.

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2010, which was US$1.3269 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under IFRS and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” On March 3, 2011, the Noon Buying Rate for converting euro to dollars was US$1.3947 per €1.00.

Unless the context otherwise requires, references in this report to ordinary shares are to SAP AG’s ordinary shares, without nominal value. References in this report to “ADRs” are to SAP AG’s American Depositary Receipts, each representing one SAP ordinary share.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company. Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase, Inc. Sybase is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

Throughout this report, whenever a reference is made to our website, such reference does not incorporate by reference into this report the information contained on our website.

We intend to make this report and other periodic reports publicly available on our Web site (www.sap.com) without charge immediately following our filing with the U.S. Securities and Exchange Commission (SEC). We assume no obligation to update or revise any part of this report, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

•	Third parties may claim we infringe their intellectual property rights; that could result in damages being awarded against us and limit our ability to utilize certain technologies in the future.

•	Claims and lawsuits against us may have adverse outcomes.

•	The uncertainty in the global economy and in political conditions has negatively impacted our business, financial position, profit, and cash flows, and may continue to do so in the future.

•	If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, our business, financial position, profit, or cash flows could be negatively impacted.

•	Undetected security flaws in our software may be exploited by other persons, damaging SAP or our customers.

•	We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

•	We may not be able to prevent unauthorized disclosure of our future strategies, technologies, and products, or of information that is subject to data protection or privacy law, and such disclosure may harm our business.

•	Our IT security measures may be breached or compromised, and we may sustain unplanned IT system unavailability.

•	We may be subject to attacks that degrade or deny our users’ access to our products and services or result in theft or misuse of intellectual property and confidential data.

•	We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

•	We use technologies under license from third parties. The loss of the right to use technologies could delay implementation of our products or force us to pay higher license fees.

•	Our revenue mix may vary and may negatively impact our profit margins.

•	An economic downturn may impact our liquidity and increase the default risk associated with and the valuation of our financial assets and trade receivables.

•	Our international business activities subject us to different regulatory requirements in different countries and to economic and other risks that could harm our business, financial position, profit, or cash flows.

•	If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our profit.

•	If we are unable to attract and retain management and employees with specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop successful new products and services.

•	Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.

•	Corporate governance laws and regulatory requirements in Germany, the United States, and elsewhere have become much more onerous.

•	Management’s use of estimates may affect our profit and financial position.

•	Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may adversely affect the financial results we present.

•	We may not be able to protect our critical information or assets or safeguard our business operations against disruption.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Factors section, our outlook and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results both our Annual Report and Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry that comes from information published by sources including Gartner, Inc., or Gartner, a provider of market information and strategic information for the IT industry; International Data Group, or IDC, a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; investment bank Goldman Sachs; financial services company UBS; Forrester Research, a major market research company; Altimeter Group, a digital strategies company; SiteIQ, a contact center outsourcing company; and TNS Infratest, an independent customer survey company. This type of data represents only the estimates of Gartner, IDC, Goldman Sachs, UBS, Forrester Research, Altimeter Group, SiteIQ and other sources of industry data. SAP does not adopt nor endorse any of the statistical information provided by sources such as Gartner, IDC, Goldman Sachs, UBS, Forrester Research, Altimeter Group, SiteIQ or other similar sources that is contained in this report. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution you not to place undue reliance on this data.

FINANCIAL MEASURES CITED IN THIS REPORT

Reporting Standards

Since 2007, we have been required by German and European law to prepare Consolidated Financial Statements in accordance with IFRS. Beginning with our audited Consolidated Financial Statements for the year ended December 31, 2009, we fully migrated to IFRS and discontinued preparing U.S. GAAP financial information as of the end of 2009. Therefore, our 2009 Annual Report as well as our Annual Report on Form 20-F for fiscal year 2009 were presented in accordance with IFRS for the first time. As such, in 2010 our business outlook was, for the first time, based on non-IFRS numbers derived from IFRS numbers. Concurrently with this change in our external financial communication, we modified our internal management reporting, planning and forecasting, and variable compensation plans, which are now aligned with the non-IFRS numbers that we provide in our external communications. We have also retrospectively updated our non-IFRS financial information for the fiscal year 2009 as a result of this change in internal reporting. As disclosed in our 2009 Annual Report the non-IFRS amounts we reported did not result in a significant difference from the non-GAAP figures we reported, and therefore our internal management reporting also did not change significantly.

Managing for Value

In 2010, we based our internal management reporting and operational targets primarily on constant currency non-IFRS measures as described in more detail below.

In 2010 and in 2009, for purposes of our internal management reporting, we eliminated deferred support revenue write-downs resulting from acquisitions, the results of our discontinued activities, as well as recurring acquisition-related charges from certain key IFRS-derived measures we mainly used to manage our operational business, specifically, non-IFRS software and software-related service revenue, non-IFRS operating profit and non-IFRS operating margin.

Performance Measures We Use to Manage Operating Items

We use various performance measures to help promote our primary goal of sustained growth in corporate value and our ancillary goal of profitable revenue growth. The following are some of these key measures:

•	Non-IFRS SSRS revenue: Our software and software-related service revenue (SSRS) includes software and support revenue plus subscription and other software-related service revenue. The principal source of software revenue is the fees customers pay for software licenses. Software revenue is our key revenue driver because it tends to affect our other revenue streams. Generally, customers that buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. We also generate software-related service revenue when we provide software on subscription or with obligatory hosting terms. Software revenue also tends to stimulate service revenue from consulting and training sales.

•	Non-IFRS operating margin: In 2010, we used non-IFRS operating margin and constant currency non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

•	Cash conversion rate: Our cash conversion rate is defined as the ratio of our non-IFRS net cash flows from operating activities to non-IFRS profit after tax. Our cash conversion rate measures the proportion of our non-IFRS profit after tax that is converted to cash flow.

Performance Measures We Use to Manage Non-Operating Items

We use the following performance measures to manage non-operating items:

•	Finance income, net: This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.

•	DSO and DPO: We manage working capital by controlling the days’ sales outstanding for receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

•	Effective tax rate: We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Performance Measures We Use to Manage Operating and Non-Operating Items

Earnings per share (EPS) measures our overall performance, because it captures all operating and non-operating elements of profit. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business but also by the weighted average number of shares outstanding. We believe that stock repurchases and dividend distributions are a good means to return value to shareholders in accordance with the authorizations granted by them.

Our holistic view of the performance measures described above together with our associated analyses comprise the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multiyear plan. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. The next step is to evaluate our multiyear plans for areas of support and development functions and to break down the customer-facing plans by sales region. We allocate resources to achieve targets we derive from detailed annual plans. We also have processes in place to forecast revenue and profit on a quarterly basis, in order to quantify whether we expect to realize our strategic goals and to identify any deviations from plan. We closely monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Measures Used in This Report

We provided our 2010 outlook on the basis of certain non-IFRS measures as described above. Therefore, this report contains a comparison of our actual performance in 2010 against that outlook.

This introductory section provides:

•	A reconciliation of IFRS measures to the respective and most comparable non-IFRS measures.

•	An explanation of the non-IFRS measures we disclose in this report, the reasons why management believes these measures are useful to investors and the limitations of these measures.

•	An explanation of changes we made with effect from January 1, 2011, to the definitions we use for non-IFRS profit and margin measures.

Reconciliations of IFRS to Non-IFRS Numbers for 2010 and 2009

The following tables reconcile our IFRS numbers to the respective and most comparable non-IFRS numbers for each of 2010 and 2009. Due to rounding, the sum of the numbers presented in these tables might not precisely equal the totals we provide.

€ millions, unless otherwise stated	for the years ended December 31,
	2010				2009
					Non-IFRS
				Currency	Constant
	IFRS	Adjustment	Non-IFRS	Impact	Currency	IFRS	Adjustment	Non-IFRS
Revenue numbers
Software revenue	3,265	0	3,265	−244	3,021	2,607	0	2,607
Support revenue	6,133	74	6,207	−313	5,894	5,285	11	5,296
Subscription and other software-related service revenue	396	0	396	−13	383	306	0	306
Software and software-related service revenue	9,794	74	9,868	−570	9,298	8,198	11	8,209
- thereof SAP excluding Sybase	9,539	0	9,539	−545	8,994	8,198	11	8,209
Consulting revenue	2,197	0	2,197	−118	2,079	2,074	0	2,074
Other service revenue	473	0	473	−22	451	400	0	400
Professional services and other service revenue	2,670	0	2,670	−140	2,530	2,474	0	2,474

Total revenue	12,464	74	12,538	−709	11,829	10,672	11	10,683

Total operating expense numbers
Cost of software and software-related services	−1,823	198	−1,625			−1,658	184	−1,474
Cost of professional services and other services	−2,071	9	−2,062			−1,851	4	−1,847
Research and development	−1,729	5	−1,725			−1,591	4	−1,587
Sales and marketing	−2,645	80	−2,565			−2,199	73	−2,126
General and administration	−636	16	−620			−564	3	−561
Restructuring	3	−5	−2			−198	4	−194
TomorrowNow litigation	−981	981	0			−56	56	0
Other operating income, net	9	0	9			33	0	33

Total operating expenses	−9,873	1,283	−8,591	370	−8,221	−8,084	327	−7,756

Operating profit and margin
Operating profit	2,591	1,357	3,947	−339	3,608	2,588	339	2,927
Operating margin in %	20.8		31.5		30.5	24.3		27.4

This report discloses certain financial measures, such as non-IFRS revenue, non-IFRS expenses, non-IFRS operating profit, non-IFRS operating margin, constant currency revenue, and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating profit, operating margin, or other measures of financial performance prepared in accordance with IFRS.

Explanations of Non-IFRS Measures

We believe that the supplemental historical and prospective non-IFRS financial information presented in this report provides useful information to investors because management uses this information — in addition to financial data prepared in accordance with IFRS — to attain a more transparent understanding of our past performance and our future results. In 2010, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS numbers, whereas in 2010 costs such as share-based compensation and restructuring were considered only on a company level.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

•	Company-internal target setting and outlook provided to the capital markets are both based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects:

Non-IFRS Revenue

Revenue items in this report identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the support contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of support revenue that would have been recorded for these support contracts absent these acquisitions by SAP. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.

Non-IFRS Operating Expense

Operating expense figures in this report that are identified as non-IFRS operating expenses have been adjusted by excluding the following acquisition-related charges:

•	Acquisition-related charges

•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Restructuring expenses and settlements of preexisting business relationships in connection with a business combination

•	Acquisition-related third-party expenses

•	Discontinued activities: Results of discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. Under U.S. GAAP, which we reported under until 2009, we presented the results of operations of the TomorrowNow entities as discontinued operations. Under IFRS, results of discontinued operations may only be presented as discontinued operations if a separate major line of business or geographical area of operations is discontinued. Our TomorrowNow operations were separate, but were not a major line of business and thus did not qualify for separate presentation under IFRS.

The operating profit and operating margin outlook provided for 2011 and the comparable 2010 operating profit and operating margin numbers are based on an updated non-IFRS operating expenses definition that additionally excludes the following:

•	Expenses from our share-based compensation plans

•	Restructuring expenses

Non-IFRS Operating Profit, Non-IFRS Operating Margin

Operating profit and operating margin in this document identified as non-IFRS operating profit and non-IFRS operating margin have been adjusted from the respective IFRS measures by adjusting for the abovementioned non-IFRS revenue and non-IFRS operating expenses.

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit and non-IFRS operating margin when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities.

We believe that our non-IFRS measures are useful to investors for the following reasons:

•	The non-IFRS measures provide investors with insight into management’s decision-making, since management uses these non-IFRS measures to run our business and make financial, strategic and operating decisions.

•	The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions and discontinued activities.

•	Non-IFRS and non-GAAP measures are widely used in the software industry. In most cases, our non-IFRS measures are more suitable for comparison with our competitors’ corresponding non-IFRS and non-GAAP measures than are our IFRS measures.

Additionally, we believe that our adjustments to our IFRS numbers for the results of our discontinued TomorrowNow activities are useful to investors for the following reasons:

•	Despite the migration from U.S. GAAP to IFRS, we will continue to internally treat the ceased TomorrowNow activities as discontinued operations and thus will continue to exclude potential future TomorrowNow results, which are expected to mainly comprise expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

•	By adjusting the non-IFRS numbers for the results from our discontinued TomorrowNow activities, the non-IFRS numbers are more comparable to the non-GAAP measures that SAP used through the end of 2009. That enhances the comparability of SAP’s performance measures before and after the full IFRS migration.

Our outlook for operating profit and operating margin in 2011 and their 2010 comparative amounts are based on amended non-IFRS definitions that exclude expenses for share-based compensation and restructuring. In the past, we allocated and managed these expenses only at the Group level. We excluded them at all levels below that in the Group for the purpose of managing operating performance. By amending the non-IFRS definitions and adjusting the measures we use for Group-level management accordingly, we have standardized the measures we use for operational purposes across all levels in the Group. In addition, the changes render our non-IFRS measures more suitable for comparison with the non-GAAP measures of some of our closest competitors.

We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s comparative operating performance from period to period. We believe that our non-IFRS financial measures described above have limitations, which include but are not limited to the following:

•	The eliminated amounts may be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

•	While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

•	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

•	The revenue adjustment for the fair value accounting of the acquired entities’ support contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

•	Our discontinued activities, share-based compensation expense and restructuring charges could result in significant cash outflows.

•	The valuation of our cash-settled, share-based payment plans could vary significantly due to the fluctuation of our share price and due to the other parameters used in the valuation of these plans.

•	We have in the past issued share-based compensation awards to our employees every year, and intend to continue doing so in the future. Thus our share-based compensation expenses are recurring although the amounts usually change from period to period.

We believe, however, that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both the non-IFRS measures and the relevant IFRS measures. We caution the readers of this document to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

Constant Currency Period-Over-Period Changes

We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating profit by translating foreign currencies using the average exchange rates from the previous year instead of the current year.

We believe that data on constant currency period-over-period changes has limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could impact our performance significantly. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-IFRS revenue and non-IFRS operating profit on the one hand and changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue, expenses, profit, or other measures of financial performance prepared in accordance with IFRS.

Free Cash Flow

We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand the organic business have been paid off. This provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with IFRS.

Free Cash Flow

	2010	2009	Change
	€ millions

Net cash flows from operating activities	2,932	3,015	−3%
Purchases of intangible assets and property, plant, and equipment	−334	−225	48%

Free cash flow	2,598	2,790	−7%

Part I
Item 1, 2, 3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2010. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2010 has been translated into U.S. dollars for the convenience of the reader.

Part I
Item 3

SELECTED FINANCIAL DATA: IFRS

	2010(1)	2010	2009	2008	2007	2006
	US$	€	€	€	€	€
	millions, unless otherwise stated

Income Statement Data: Years Ended December 31,
Software and software-related service revenue	12,996	9,794	8,198	8,457	7,427	6,605
Total revenue	16,538	12,464	10,672	11,575	10,256	9,402
Operating profit	3,438	2,591	2,588	2,701	2,698	2,503
Operating margin in %(2)	20.8	20.8	24.3	23.3	26.3	26.6
Profit after tax	2,406	1,813	1,750	1,848	1,908	1,836
Profit attributable to owners of parent	2,403	1,811	1,748	1,847	1,906	1,835
Earnings per share(2)
Basic in €	2.02	1.52	1.47	1.55	1.58	1.50
Diluted in €	2.02	1.52	1.47	1.55	1.58	1.49
Other Data:
Weighted-average number of shares outstanding
Basic	1,188	1,188	1,188	1,190	1,207	1,226
Diluted	1,189	1,189	1,189	1,191	1,210	1,231
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	4,668	3,518	1,884	1,280	1,608	2,399
Total assets(3)	27,654	20,841	13,374	13,900	10,161	9,332
Current financial liabilities(4)	188	142	146	2,563	82	63
Non-current financial liabilities(4)	5,903	4,449	729	40	6	3
Issued capital(5)	1,628	1,227	1,226	1,226	1,246	1,268
Total equity	13,035	9,824	8,491	7,171	6,478	6,123

(1)	Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.3269, the Noon Buying Rate for converting €1.00 into dollars on December 30, 2010. See “Item 3. Key Information — Exchange Rates” for recent exchange rates between the Euro and the dollar.

(2)	Operating profit is the numerator and total revenue is the denominator in the calculation of operating margin. Profit attributable to owners of parent is the numerator and weighted average number of shares outstanding is the denominator in the calculation of earnings per share.

(3)	The large increase in total assets from 2009 to 2010 was mainly due to the acquisition of Sybase in 2010 and the large increase in total assets from 2007 to 2008 was due to the acquisition of Business Objects in 2008. See Note (4) to our Consolidated Financial Statements for more information on acquisitions.

(4)	The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The significant increase in current financial liabilities during 2008 was due to financial debt incurred to finance the acquisition of Business Objects. The significant increase in non-financial liabilities in 2010 was due to an acquisition-term loan used to finance the acquisition of Sybase. In addition, we issued two bonds and a U.S. private placement transaction, of

Part I
Item 3

which, the proceeds were primarily used to finance the acquisition of Sybase. See Note (18b) to our Consolidated Financial Statements for more information on our liabilities.

(5)	The 2007 and 2008 figures reflect cancellations of 23 million and 21 million treasury shares effective September 7, 2007 and September 4, 2008, respectively. See “Item 9. The Offer and Listing — General” for more detail on the cancellation of shares.

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

A significant portion of our revenue and expense is denominated in currencies other than the euro. Therefore, fluctuations in the exchange rate between the euro and the respective currencies to which we are exposed could materially affect our business, financial position, income or cash flows. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure” for details on the impact of these exchange rate fluctuations.

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2010 through March 3, 2011.

Year	Average(1)	High	Low

2006	1.2661	1.3327	1.1860
2007	1.3797	1.4862	1.2904
2008	1.4695	1.6010	1.2446
2009	1.3955	1.5100	1.2547
2010	1.3216	1.4536	1.1959

Month	High	Low

2010
July	1.3069	1.2464
August	1.3282	1.2652
September	1.3638	1.2708
October	1.4066	1.3688
November	1.4224	1.3036
December	1.3395	1.3089
2011
January	1.3715	1.2944
February	1.3794	1.3474
March (through March 3, 2011)	1.3947	1.3813

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 3, 2011 was US$1.3947 per €1.00.

DIVIDENDS

Dividend Distribution Policy

Dividends are jointly proposed by SAP AG’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP AG’s year-end stand-alone statutory financial statements, subject to approval by the shareholders. Dividends are officially declared for the prior year at SAP AG’s Annual General Meeting of Shareholders. SAP AG’s Annual General Meeting of

Part I
Item 3

Shareholders usually convenes during the second quarter of each year. Dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Meeting of Shareholders. Record holders of the ADRs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

Dividends paid to holders of the ADRs may be subject to German withholding tax. See “Item 8. Financial Information — Other Financial Information — Dividend Policy” and “Item 10. Additional Information — Taxation,” for further information.

Annual Dividends Paid and Proposed

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$

2006	0.46		0.62	(1)
2007	0.50		0.77	(1)
2008	0.50		0.68	(1)
2009	0.50		0.60	(1)
2010 (proposed)	0.60	(2)	0.84	(2)(3)

(1)	Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval at the Annual General Meeting of Shareholders of SAP AG currently scheduled to be held on May 25, 2011.

(3)	Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on March 3, 2011 of US$1.3947 per €1.00. The dividend paid may differ due to changes in the exchange rate.

The amount of dividends paid on the ordinary shares depends on the amount of profits to be distributed by SAP AG, which depends in part upon our performance. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information — Exchange Rates”). The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP AG and approved at the Annual General Meeting of Shareholders.

RISK FACTORS

Economic, Political, and Regulatory Risk

The uncertainty in the global economy and in political conditions has negatively impacted our business, financial position, profit, and cash flows, and may continue to do so in the future.

Our customers’ willingness to invest in acquiring and implementing SAP products generally varies with economic and other business conditions. In the regions in which we do business and the industries in which our customers operate, persistent economic uncertainty could continue to have negative effects, including:

•	Generally declining IT investment

•	Decreased customer demand for our software and services, including delayed, canceled, and smaller orders

Part I
Item 3

•	Customers’ inability to obtain credit on acceptable terms, or at all, to finance purchases of our software and services

•	Increased incidence of default and insolvency of customers, business partners, and key suppliers

•	Increased default risk, which may lead to significant write-downs in the future

•	Greater pressure on the prices of our products and services

•	Pressure on our operating margin

If economic conditions worsen, we expect a sustained negative impact on our revenue growth, more defaults, and a consequent negative impact on our income. Moreover, continued or further economic deterioration could exacerbate the other risks we describe in this report.

Our international business activities subject us to different regulatory requirements in different countries and to economic and other risks that could harm our business, financial position, profit or cash flows.

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

As we expand further into new regions and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. As a result, our business, financial position, reputation, profit, or cash flows could be impacted.

Social and political instability caused, for example, by terrorist attacks, war or international hostilities, pandemic disease outbreaks, or natural disasters could negatively impact our business.

Terrorist attacks and other acts of violence or war, pandemic disease outbreaks, or natural disasters could have a negative impact on the world economy. The resultant social and political instability could contribute further to the current economic decline and economic and political uncertainty in many regions in which we do business. That could negatively impact our revenue and investment decisions, and those of our customers. Our corporate headquarters, which includes our main research and development departments and certain other critical business functions, is located in the German state of Baden-Württemberg. A catastrophic event affecting the northern part of Baden-Württemberg could have a highly material impact on our

Part I
Item 3

operations. Catastrophic events at other SAP centers, notably Buenos Aires (Argentina), São Paulo (Brazil), Shanghai (China), Prague (Czech Republic), Bangalore (India), Dublin (Ireland), Paris (France), Ra’anana (Israel), Tokyo (Japan), Mexico City (Mexico), London (United Kingdom), Vancouver (Canada), or Singapore, or at our U.S. locations in New York, Dublin (California), Palo Alto (California), or Newtown Square (Pennsylvania), could also impact our operations. For example, on March 11th, 2011, a massive earthquake hit Japan and a subsequent tsunami as well as aftershocks resulted in substantial damage and loss of life in Japan. Nuclear power plants were also affected, leading to a nuclear crisis in the areas surrounding the affected power plants. The stock markets have already reacted to the developments in Japan and most of the major indices have declined. SAP’s share price experienced a similar decline since then. At the time this statement is given there were no reliable predictions on the further development of this situation and resulting impacts.

As a result we cannot judge the impact this natural disaster may have on our business for Q1 2011 and beyond, but it may negatively impact our financial position, cash flow and result of operations as well as stock price.

In addition, a catastrophic event that results in the loss of significant percentages of personnel or the destruction or disruption of operations at our headquarters or other key locations could affect our ability to provide normal business services and to generate the expected income.

Market Risks

If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, our business, financial position, profit, or cash flows could be negatively impacted.

Our large installed customer base traditionally generates additional new software, maintenance, consulting, and training revenue. In 2010, we continued to offer a wide range of support services. To achieve our business goals, we depend materially on the success of our support portfolio and on our own ability to deliver high-quality services. If existing customers cancel or do not renew their maintenance contracts, or if they seek alternative offerings from other vendors or decide not to buy additional products and services, this will have a material negative impact on our business, financial position, profit, or cash flows.

Our market share and profit may decline due to intense competition and consolidation in the software industry.

The software industry continues to evolve rapidly, due to consolidation and technological innovation. As a result, the market for our products and services remains intensely competitive. Over the last decade, we have expanded from our traditional large enterprise resource planning (ERP) offerings to new products and services, like on demand and on device, which expose us to competitors varying in size, geographic location, and specialty. Competitors may gain market share because of acquisitions, or because the growing popularity of new development models, such as service-oriented architecture (SOA), and new delivery and licensing models, such as software as a service (SaaS), business process outsourcing (BPO), and cloud computing, enables them to also offer integrated package solutions that compete with ours. For example, IBM, Microsoft and Oracle have acquired companies to extend their solutions portfolios or market share, which has increased competitive pressure on SAP. SaaS providers such as Salesforce.com, part of a growing SaaS ecosystem for applications, also compete with SAP for segment share. Cloud computing is driving fast adoption of Web-based business models. Any company can orchestrate or own end-to-end value chains and so impact our key growth markets. Aggressive tactics by mobile device and platform providers could impact the market potential for SAP in mobile applications and could cut SAP off from potential revenue sources. Current and potential competitors are establishing or may in the future establish or extend cooperative relationships among themselves or with third parties to better address their customers’ needs.

Part I
Item 3

This increased competition could result in increased price pressure, cost increases, and loss of market share for SAP.

Business Strategy Risks

Demand for our new products may not develop as planned and our strategy for new markets, new business models, and new consumption models may not be successful.

The demand for, and customers’ acceptance of, the products and services we have recently introduced are subject to a high level of uncertainty. Our strategy centers on innovating on our stable core, and developing business applications — on premise, on demand, on device, and orchestration. In that context, introducing new business and consumption models, expanding our partner ecosystem, and creating the infrastructure for volume business are all of great importance. Despite our efforts, demand for our products and services may fail to develop as planned, and this could have a material negative impact on our business, financial position, income, or cash flows. In addition, entering new market segments exposes us to the risks associated with developing and launching new products. For more information, see the Product Risks section.

If we fail to develop new relationships and enhance existing relationships with channel partners, software suppliers, system integrators, value-added resellers, and independent software vendors (ISVs) that contribute to the sale of our products and services, our business, financial position, profit, or cash flows may be adversely impacted.

We have entered into cooperation agreements with channel partners and leading software and hardware vendors. Most of these agreements are of relatively short duration and are nonexclusive. The parties concerned typically maintain similar arrangements with our competitors, and some are our competitors. Additionally, we maintain a network of ISVs that develop their own business applications for the SAP NetWeaver technology platform. These third-party relationships carry numerous risks. For example:

•	The relevant counterparties may not renew their agreements with us at all or on terms acceptable to us

•	The relevant counterparties may fail to provide high-quality products and services

•	The relevant counterparties may not devote sufficient resources to promote, sell, support, and integrate their products within our portfolio

If one or more of these risks materialize, the marketing of and demand for our products and services may be negatively impacted, and we may not be able to compete successfully with other software vendors, which could harm our reputation or negatively impact our business, financial position, profit, or cash flows.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our profit.

Our success is dependent on appropriate alignment of our workforce planning process and location strategy with our general strategy. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. It is critical that we manage our internationally dispersed workforce effectively; otherwise our business may not operate efficiently. That could have a negative impact on our financial position, profit, or cash flows.

If we are unable to attract and retain management and employees with specialized knowledge and technology skills, we may not be able to manage our operations effectively or develop successful new products and services.

Our highly qualified employees and managers provide the foundation for our continued success. Competition in our industry for highly

Part I
Item 3

skilled and specialized personnel and leaders is intense. If we are unable to attract well-qualified personnel, or if our highly skilled and specialized personnel leave SAP and qualified replacements are not available, we may not be able to manage our operations effectively or develop successful new products and services. This is particularly true as we continue to introduce new and innovative technology offerings. Hiring such personnel may also expose us to claims by other companies seeking to prevent their employees from working for a competitor.

Organizational and Governance-Related Risks

Corporate governance laws and regulatory requirements in Germany, the United States, and elsewhere have become much more onerous.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The standards have become significantly more onerous in recent years, notably with the implementation of the U.S. Sarbanes-Oxley Act and the U.S. Dodd-Frank Act and an increasingly more rigorous application of the U.S. Foreign Corrupt Practices Act, and the increasing degree of regulation in Germany. The rules are highly complex, and there can be no assurance that we will not be held in breach of regulatory requirements if, for example, individual employees behave fraudulently or negligently, or if we fail to comply with certain formal documentation requirements. Any related allegations of wrongdoing against us, whether merited or not, could have a material negative impact on our reputation as well as on the trading price of our common stock and ADRs.

SAP’s sustainability strategy may be difficult to maintain, and a failure by us to meet customer or partner expectations or generally accepted sustainability standards could have an adverse impact on our results of operations, our business, and our reputation.

For SAP, sustainability is a management approach that guides our engagement in new business opportunities — holistically encompassing profitable growth, environmental value, and societal benefit. Therefore, we address sustainability risks, especially relating to:

•	Climate change and other environmental issues like energy management, water use, and waste

•	Corporate integrity

•	Human resource management, including health, safety, diversity, and employee satisfaction

•	The ethical behavior of suppliers

•	Customer satisfaction

•	The accessibility and safety of our products

•	Privacy and data protection in connection with the use of SAP products

If our sustainability strategy — as described in our online 2010 SAP Sustainability Report (www.sapsustainabilityreport.com) — is not sufficient to meet the expectations of our customers, investors, and partners, or generally accepted sustainability standards, this could harm our reputation and have an adverse impact on our business, profit, financial position, or cash flows.

Principal shareholders may be able to exert control over our future direction and operations.

If SAP AG’s principal shareholders and the holdings of entities controlled by them vote in the same manner, this could delay, prevent or facilitate a change in control of SAP or other significant changes to SAP AG or its capital structure. See “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders” for further information.

Sales of ordinary shares by principal shareholders could adversely affect the price of our capital stock.

The sale of a large number of ordinary shares by any of the principal shareholders and related entities could have a negative effect on

Part I
Item 3

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

We have taken a range of measures to mitigate the risk that internal confidential communications and information about sensitive subjects, such as our future strategies, technologies, and products, or information that is subject to data protection or privacy law, are improperly or prematurely disclosed to the public. However, there is no guarantee that the protective mechanisms we have established will work in every case. Our competitive position could sustain serious damage if, for example, confidential information about the future direction of our product development becomes public knowledge, resulting in reduced revenue in the future. Any such premature disclosure could have a negative impact on our business, assets, profit, or cash flows.

Financial Risks

Our revenue mix may vary and may negatively impact our profit margins.

Variances or slowdowns in our software license sales may negatively impact current or future revenue from maintenance and services, since such revenue typically follows and is dependent on software sales. Any decrease in the percentage of our total revenue derived from software licensing could have a material negative impact on our business, financial position, income, or cash flows. We have introduced new licensing and deployment models such as on-demand and subscription models which typically result in revenue being recognized over an extended period. A significant portion of the related cost of developing, marketing, and providing our solutions to customers under such new models could be incurred prior to the recognition of revenue, thus impacting our profit margin in the short term.

An economic downturn may impact our liquidity and increase the default risk associated with and the valuation of our financial assets and trade receivables.

An economic downturn may negatively impact our future liquidity. We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Our total group liquidity was €3.5 billion on December 31, 2010. This position is supported by our strong operating cash flow, of which a large part is of a recurring nature, and by credit facilities on which we can draw if necessary.

However, an economic downturn could increase the default risk associated with our total group liquidity. That could negatively impact the valuation of our financial assets. SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that we invest only in assets and funds

Part I
Item 3

rated A- or better. The weighted average rating of our total group liquidity is in the range AA- to A+. We pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

An economic downturn could increase the default risk associated with trade receivables. That could negatively impact the valuation of our trade receivables. SAP’s receivables management policy is set out in our internal credit management and accounting guideline documents, which are collections of uniform rules that apply globally to all companies in the Group.

There can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions will not negatively impact our business, financial position, profit, or cash flows.

Management’s use of estimates may affect our profit and financial position.

To comply with IFRS and German GAAP, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances, may change from time to time and this may result in significant changes in the estimates, with a potential negative impact on our financial position or profit. For more information, see the Notes to the Consolidated Financial Statements section, Note (3c).

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may adversely affect the financial results we present.

We regularly monitor our compliance with all of the financial reporting standards that are applicable to us and any new pronouncements that are relevant to us. As a result, we might be required to change our internal accounting policies, particularly concerning revenue recognition, to alter our operational policy so that it reflects new or amended financial reporting standards, or to restate our published financial accounts. We cannot exclude the possibility that this may have a material impact on our assets, financial position, profit, or cash flows. For a summary of significant accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

Because we conduct operations throughout the world, our assets, profit, or cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management and external financial reporting is in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 67% of our revenue in 2010 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable-interest balance-sheet items are also subject to changes in interest rates, so there is a risk that these balance-sheet items may result in a negative impact on our assets, profit, or cash flows. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).

The cost of using derivative instruments to hedge share-based compensation plans may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based compensation plans on our income statement and to limit future expense associated with those plans. We decide case by case whether and to what extent we seek to hedge this risk. However, we cannot exclude the possibility that the expense of hedging the share-based compensation plans

Part I
Item 3

may exceed the benefit achieved by hedging them or that a decision to leave the plans materially unhedged may prove disadvantageous.

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate, which could cause our revenue and results of operations to fall below our and investors’ expectations.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	the relatively long sales cycles for many of our products;

•	the large size and extended timing of individual license transactions;

•	the timing of the introduction of new products or product enhancements by us or our competitors;

•	changes in customer budgets;

•	seasonality of a customer’s technology purchases; and

•	other general economic, social and market conditions, such as the global economic crisis.

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

We use a “pipeline” system to forecast sales and trends in our business. While this pipeline analysis may provide us with some guidance in business planning, budgeting and forecasting, these pipeline estimates do not necessarily consistently correlate to revenue in a particular quarter and could cause us to improperly plan, budget or forecast. Because our operating expenses are based on anticipated revenue levels and because a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in recognition of revenue could result in significant variations in our results of operations from quarter to quarter or year to year. Deterioration in global economic conditions would make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue, results of operations and cash flows to fall short of our expectations and public forecasts, which could have a negative impact on our stock price. In 2009, we limited our expenditures to respond to the global economic crisis. However, we increased our expenditures in 2010 and may in the future continue to increase the following expenditures in comparison to 2009 depending on, among other things, economic conditions, ongoing results and evolving business needs:

•	expansion of our operations;

•	research and development directed towards new products and product enhancements; and

•	development of new deployment models, particular on demand and on device, and new distribution and resale channels, particularly for small and midsize enterprises.

To the extent any future expenses precede or are not subsequently followed by increased revenue, our quarterly or annual operating results may be materially adversely affected and may vary significantly from preceding or subsequent periods.

Part I
Item 3

The market price for our ADRs and ordinary shares may be volatile.

The trading prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results of operations or results that fail to meet our or our financial analysts’ expectations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	changes in our externally communicated outlook;

•	changes in our capital structure, for example due to the potential future issuance of addition debt instruments;

•	general market conditions specific to particular industries;

•	litigation to which we are a party;

•	general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.);

•	proposed and completed acquisitions or other significant transactions by us or our competitors; and

•	general market conditions.

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

These risks include, for example:

•	Our SAP trained consultants may not be immediately available to assist customers in the implementation of our products

•	The features of the implemented software may not meet the expectations or the software may not fit the business model of the customer

•	Third-party consultants may not have the expertise or resources to successfully implement the software

•	Customer-specific factors may destabilize the implementation of the software

•	Customers and partners may not implement the measures offered by SAP to safeguard against technical risks

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

Part I
Item 3

Product Risks

Undetected security flaws in our software may be exploited by other persons, damaging SAP or our customers.

Our products include security features that are intended to protect the privacy and integrity of our customers’ data. Despite these security features, our products may be vulnerable to attacks by unauthorized individuals or organizations. Such attacks or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers or business partners and lead to significant claims against us for damages. Despite testing prior to their release, our software products may contain security flaws, particularly when first introduced or when new versions are released. Actual or alleged defects could expose us to product liability claims, warranty claims, and harm to our reputation that could impact our future sales of products and services.

We use technologies under license from third parties. The loss of the right to use technologies could delay implementation of our products or force us to pay higher license fees.

We have taken numerous third-party technologies under license and incorporated them into our products. We may be highly dependent on those technologies in the aggregate. There can be no assurance that the licenses for these third-party technologies will not be terminated, that the licenses will be available in the future on terms acceptable to us, or that we will be able to license third-party software for future products. Changes to or the loss of third-party licenses could lead to a material increase in the cost of licensing, or SAP software products may become unusable or materially reduced in their functionality. As a result, we may need to incur additional development or licensing costs to ensure the continued functionality of our products. The risks increase where we acquire a company or a company’s intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own.

If we are unable to keep up with rapid technological innovations and the expectations of our customers, we may not be able to compete as effectively as our competitors.

Our future success depends in part on our ability to:

•	Continue to enhance and expand our existing products and services

•	Develop and introduce new products and provide new services that satisfy increasingly sophisticated customer requirements, keep pace with technological developments, and are accepted in the market

There can be no assurance that we will bring new solutions, solution enhancements, and services to market before our competitors, or that we will be able to generate enough revenue to offset the significant research and development costs we incur in bringing products and services to market. We may not anticipate and develop technological improvements. In addition, we may not succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we may not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with applications and other technologies offered by our competitors.

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

Part I
Item 3

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

The use of SAP software products by customers in business-critical applications and processes and the relative complexity of our software products creates a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

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

Our technology platform strategy may not succeed or may make some of our products less desirable.

The success of SAP’s expanded technology platform (which, in addition to traditional SAP NetWeaver components, now includes the Sybase Unwired Platform, as well as an on-demand platform and in-memory computing technology) depends on our ability to maintain a dynamic network of independent software vendors developing their own business applications using SAP platform technology. As with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. If SAP’s technology platform strategy is not well received by customers, if competitors develop superior technology, or if our solutions have significant defects, this could have a material adverse impact on our business, financial position, profit, or cash flows.

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

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, or require us to pay damages to third parties and, under certain circumstances, pay fines. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.

Software includes many components or modules that provide different features and perform different functions. Some of these features

Part I
Item 3

or functions may be subject to intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. We cannot exclude the possibility that, in the future, intellectual property rights of third parties may preclude us from utilizing certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

Alongside our global compliance team, we have an intellectual property compliance team, tasked to assess and control third-party IP compliance risks by investigating our practice, establishing internal policy, and monitoring policy compliance.

The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. We cannot exclude the possibility that third-party claims may require us to make freely accessible under open source terms a product of ours or non-SAP software upon which we depend. We cannot exclude the possibility of a resultant material impact on our assets, financial position, or profit.

Claims and lawsuits against us may have adverse outcomes.

A variety of claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes in some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could negatively impact our ability to conduct our business. We have recorded a provision of €997 million for the TomorrowNow litigation. We currently believe that resolving all other claims and suits will have no material adverse effect, either individually or in aggregate, on our business, financial position, profit, or cash flows. However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material negative impact on our business, financial position, profit, cash flows, or reputation.

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To complement or expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of its workforce. Acquisitions carry many additional risks. These include, among others:

•	It may not be possible to successfully integrate the acquired business, and its different business and licensing models.

•	It may not be possible to integrate the acquired technologies or products with current products and technologies.

•	It may not be possible to retain key personnel of the acquired business.

•	We may assume material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, intellectual property, or other significant liabilities that may not be detected by the due diligence process.

•	We may incur debt or significant cash expenditures.

•	We may have difficulty implementing, restoring, or maintaining internal controls, procedures, and policies.

Part I
Item 3

•	There may be a negative impact on relationships with customers, partners, or third-party providers of technology or products.

•	We may have difficulty integrating the acquired company’s accounting, human resource, and other administrative systems.

•	There may be regulatory constraints.

•	The acquired business may have practices or policies that are incompatible with our compliance requirements.

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets. Such charges may have a significant negative impact on operating margins and income. Furthermore, we have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances. We cannot exclude the possibility that our business, financial position, profit, or cash flows will be negatively impacted.

Our IT security measures may be breached or compromised, and we may sustain unplanned IT system unavailability.

Our core processes, such as software development, sales and marketing, customer service, and financial transactions, rely on our IT infrastructure and IT applications. Outage of our infrastructure may be caused by malicious software, sabotage, natural disasters, or the failure of an underlying technology (such as the Internet). Such events could lead to a substantial denial of service giving rise to production downtime, recovery costs, and customer claims. This could have a negative impact on our assets, financial position, profit, or cash flow,

We may be subject to attacks that degrade or deny our users’ access to our products and services or result in theft or misuse of intellectual property and confidential data.

SAP products and services, including those used by our customers on the Internet, rely on our IT infrastructure and applications. Unauthorized users may seek, by masquerading as authorized users, to gain access to our systems and introduce malicious software or steal, use without authorization, and sabotage our intellectual property and confidential data. A breach of our IT security could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a negative impact on our financial position or profit.

We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

We use a variety of means to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyright and rights of authorship, taking certain action to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, there can be no assurance that we can prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could

Part I
Item 3, 4

negatively impact our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could negatively impact our income. Such actions by us could also involve enforcement against a partner or other third party, thereby adversely affecting our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

We may not be able to protect our critical information or assets or safeguard our business operations against disruption.

As a global software business, we are to a substantial extent dependent on the exchange of a wide range of information and on the availability of our communications and IT networks. We have implemented a number of barriers designed to ensure the security of our information, IT resources, and other assets. Nonetheless, there is a danger of industrial espionage, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Any misuse, theft, or breach of security could have a negative impact on our business, financial position, profit, or cash flows.

Our insurance coverage may not be sufficient to prevent claim settlements from negatively impacting our financial position, profit, or cash flows.

We maintain insurance coverage against a diverse portfolio of risks. Our objective is to ensure that financial effects of occurrences are excluded or minimized to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under the policies. Further, we cannot guarantee the ability of the insurance companies to meet their liabilities from claims. If this risk materializes, it may have a significant negative impact on our business, financial position, profit, or cash flows.

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

In July, we acquired Sybase, a U.S. company headquartered in Dublin, California (United States). Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. The combination of SAP and Sybase solutions offer customers a complete and

Part I
Item 3, 4

optimized high-performance business analytics infrastructure. In addition, as part of our activities to reduce the number of legal entities in the SAP group, in 2010 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP Canada Inc., SAP America, Inc. and SAP Labs France S.A.

For a (i) description of our principal capital expenditures and divestitures for the last three years, including the amount invested until the date of this report and (ii) a discussion of our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP — Description of Property — Capital Expenditures.”

THE SAP GROUP OF COMPANIES

SAP is the world leader in enterprise applications in terms of software and software-related service revenue. Based on market capitalization, we are the world’s third-largest independent software manufacturer. We have more than 109,000 customers in over 120 countries. The SAP Group includes subsidiaries in every major country and employs more than 53,000 people. Newly acquired Sybase operates as an independent business unit.

BUSINESS ACTIVITY AND ORGANIZATIONAL STRUCTURE

Business Activity

Our core business is selling licenses for software solutions and related services to deliver a broad range of choices fitting the varying functional needs of our customers. Our solutions, which cover standard business applications and technologies, as well as specific industry applications, are designed to help companies make their business processes more efficient and agile, enable real-time decision making, and create sustainable new value. In-memory technology across our data management offerings enables customers to instantaneously access the data that they need, where they need it, when they need it.

Our product portfolio is based on delivering our solutions on premise, on demand, and on device. We offer the following key software applications for those deployment and consumption options with complete orchestration of data and processes across all of the operating environments:

•	SAP Business Suite software is designed for use by large organizations and international corporations. The software supports core business operations ranging from supplier relationships to production, warehouse management, sales, and all administrative functions, through to customer relationships. We offer specific solutions for industries, for instance, banking, high tech, oil and gas, utilities, chemicals, healthcare, retail, consumer products, and the public sector.

•	SAP Business All-in-One solutions, the SAP Business ByDesign solution, and the SAP Business One application address the needs of small businesses and midsize companies.

•	The SAP BusinessObjects portfolio covers a variety of demands for small to large companies with solutions for business users who need to analyze and report information, make informed strategic and tactical decisions, build business plans, and manage risk and compliance.

•	SAP solutions for sustainability help enable organizations’ sustainability initiatives. These solutions include the measurement of sustainability key performance indicators, energy and carbon management, and solutions for product safety, environment, health, and safety.

•	The SAP NetWeaver technology platform integrates information and business processes across diverse technologies and organizational structures.

•	Sybase delivers mission-critical enterprise software and services to manage,

Part I
Item 4

analyze and mobilize information. With Sybase software, companies migrate to wireless communication in which critical information and applications are available on mobile devices at any time.

Organizational Structure

Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our Company is structured along the following areas, which work seamlessly together:

•	Technology & Innovation Platform

•	Products & Solutions

•	Global Customer Operations

•	Chief Operations Office

•	Global Finance & Administration

•	Human Resources

•	On Device & Sybase

SAP markets and distributes its products and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Under their license agreements, the subsidiaries pass on to the licensor a certain percentage of the revenue generated by distributing the products. Distributorship agreements are in place with independent resellers in some countries.

For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (34).

Our management reporting breaks our activities down into four segments: Product, Consulting, Training, and Sybase. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (29).

Mission and Strategy

Market

The market for enterprise application software is a global growth market impacted by the very trends that shape the world economy.

Today, a multitude of market forces are converging to change how business is run: the emergence of fast-growing new economies, an operating environment that is more unpredictable, connected and digitized, tension between rapidly rising resource consumption and sustainability, an unprecedented explosion in data across business and society, and a workforce that expects more from technology and applications. To compete, businesses must transform around changing customer expectations, bring innovative and competitive products to market, and continuously optimize their own structures and processes internally and across their business network. Only with leading-edge technology solutions, can companies successfully compete and win in the new global marketplace.

Trends and Orientation

Given this market context, companies need to reinvent how they structure their business model — whether it is a move to the emerging markets or entry into completely new, unfamiliar industries, or whether it is learning how to compete as a network of companies versus an individual company. At the same time, today’s customer marketplace and society are demanding openness from the public and private sector alike; transparency and strong governance have become business imperatives.

Technology will be critical as companies implement their strategies. We believe that three major technology trends will come together in the next three to five years: In-memory computing, mobility, and cloud, and that these trends will represent the biggest generational shift since moving from mainframe to client/server in the early 1990s. We believe that these technology breakthroughs will not just support companies in innovating their business, but will actually drive business change. Companies will need to take advantage of and contend with the speed at which people and customers are connecting in new ways using mobile devices. Speed is increasing as mobile adoption — on-device access — is ramping up at a rate faster than the PC and Internet in

Part I
Item 4

former times. Today’s powerful and location-aware smart devices will impact how business is conducted.

Accompanying the speed and increasing consumption rates of technology is a dramatic explosion of data. In an increasingly connected world, people, machines, devices, and other physical items will produce information at ever-increasing speeds and intensity. Businesses — small and large, private and public — will need to analyze this vast volume of data in real time to drive meaningful insight, capitalize on the opportunity that the data represents, and make educated decisions. In-memory computing represents a sea change in computing. It takes advantage of the advances in storage technology that allows enormous amounts of data to be stored in the main memory thus reducing access time to that data. In the future, it will allow companies to analyze their transactional data from core ERP systems in real time.

Companies will continue to focus on operating more efficiently and sustainably throughout their business network. The advent of cloud computing and virtualization represent a new consumption and delivery model for IT services based on the Internet. Private and public cloud infrastructures allow for the sustainable consumption of services as they are needed — on-demand — thus avoiding infrastructure and implementation costs and reducing energy waste on idle technology.

Technology solutions are at the core of these trends, helping companies improve their decision making based on more data, linking strategy to execution, and mobilizing the workforce, all at a lower cost and increased pace necessary to conduct business in the new global marketplace.

Mission

Our mission is to make every customer a best-run business. As many companies depend on our solutions and services to run their businesses today, we intend to help them meet the business challenges of tomorrow. By designing solutions that work on any device and appeal to a new market of business users, we are working to better enable the technology-savvy workforce, driving increased value and productivity for both corporations and the individuals that work for them.

By leveraging innovative technologies and services to help companies become best-run businesses, we help customers around the globe perform at a significantly higher level of effectiveness and efficiency. In reaching for this goal, we are also contributing to global economic development on a grand scale. SAP’s portfolio of software and service helps customers optimize their business processes and use business analytics to attain the insight, efficiency, and flexibility that enables them to respond to changes in the business environment with more agility and effectiveness and capture the full benefits of business networks.

We offer both on-premise and on-demand solutions that help companies of all sizes close the gap between strategy and execution through real-time business analytics. We also offer our market-leading business process applications and analytics solutions to customers’ increasingly mobile workforces, with complete orchestration and data and process consistency between all deployment environments.

At the heart of our strategy stands accountability to our customers by helping them increase the value of their investments in information technology and lower their total cost of ownership. We are motivated to serve and impress our customers, employees, ecosystem, influencers, and shareholders through our passion for growth and for developing true, trusted partnerships with our customers and our peers.

Competition

In terms of software and software-related service revenue, SAP is the world leader in enterprise applications. In the global market, our chief competitors are IBM, Microsoft, and Oracle. Whereas we concentrate on the enterprise application software segment, our chief competitors derive much of their revenue from other segments of the IT market, such as

Part I
Item 4

database management applications (Oracle), operating systems and desktop applications (Microsoft) and IT services (IBM). Additionally, unlike a majority of our competitors, we offer customers a choice of deployment models, such as a hybrid model that combines on-premise and on-demand solutions. Customers can also use enterprise software on mobile devices.

Our competitors in the on-demand software segment include, among others, NetSuite, Salesforce.com, and Workday. Our competitors in the business intelligence segment offering solutions that address the needs of business users include SAS Institute, Oracle, and IBM among others. Principal competitors for Sybase products include IBM, Microsoft, and Oracle. We also compete with specialized vendors in subsegments of our offerings, depending on the product or service offered.

Strategy for Growth

Our growth strategy is to reinforce and strengthen our position as the market leader. We believe that the market trends and competitive environment provide an immense opportunity for us to deliver value to customers, lead through innovation, and grow our business. Our strategy is to innovate on a stable core by developing the world’s best business applications, deliver innovation without disruption, and leverage our ecosystem to deliver the best value and innovation. We intend to combine the following measures to help us realize our full growth potential.

Deliver the World’s Best Business Applications

Our product strategy is to extend our leadership in on-premise business applications (core ERP and SAP Business Suite). At the same time, we will introduce new on-demand solutions, enable new connectivity to the mobile on-device world, and orchestrate the data and processes across all deployment environments to create networked solutions. We believe that by expanding our focus on on-

demand and on-device applications and by concentrating on business intelligence and analytics, middleware, cloud-based solutions, and in-memory computing, we can double our addressable market and grow our business.

Over the past years, our focus has moved in this direction. Our on-premise enterprise solutions for specific industries are the foundation of our product portfolio. Our business analytics solutions, which integrate products from our acquisition of Business Objects, have been a key driver for growth. Utilizing in-memory technology, we are enabling business analytics applications that may not have been technically feasible or economical in the past. We have also released our SAP Business ByDesign solution, which offers a full suite of applications, running completely in the cloud and opening new market segments for us. This modern solution will also be SAP’s cloud-based platform, on which partners can build solutions. Finally, the acquisition of Sybase in 2010 enables us to help companies become unwired enterprises by combining enterprise applications, business analytics, and a mobile infrastructure. Customers will have the ability to harness the explosion of data in a way that is consumable by employees on multiple devices, with the assurance that data and processes are orchestrated across each environment.

In 2010, we introduced additional SAP solutions for sustainability focused on tackling energy consumption, greenhouse gas emissions, product safety, healthcare, and sustainability performance management. Our customers want to measure business results and create greater transparency of their use of resources as they optimize their businesses, extended value chains, and business networks. They look to SAP to support the balance between social, economic, and environmental demands and transform their end-to-end business processes in a sustainable fashion.

Accelerate Innovation Without Disruption

Our industry is at a major inflection point as in-memory technology combined with mobility and business analytics can potentially

Part I
Item 4

open up new applications and disrupt the traditional IT stack (including hardware, database, middleware, applications). At the same time, our customers have made significant investments in their business applications infrastructure to optimize their business operations over the past decades. We intend to unlock tremendous value for our customers by delivering new products and applications that address the market trends of analytics, mobile, and real-time business while using the data and transactional systems in their on-premise foundation.

Expand our Ecosystem

Our belief is that customer choice, innovation, and a completely open platform and partnerships are key to achieving our growth objectives. Our customers support this belief as well. We will continue to invest in our broad partner ecosystem to tie products and technologies into a seamless whole solution for our customers, and to use partners as a channel to reach the various customer and market segments, to offer more choice and value for our customers.

Financial Strategy

The primary aim of our financial management is to maintain liquidity in the Group at the level that is adequate to meet our obligations at all times. Financing may be required to proactively sustain liquidity at that level. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions). The financing transactions we entered into in 2010 were mostly to finance the acquisition of Sybase.

Finance Plan for SAP Solutions

To help companies invest in SAP solutions and the associated services and hardware, we cooperate with leading global financiers that specialize in IT to deliver the SAP

Financing service, a finance plan for customers. Interest in the plan, which is a firmly established SAP Services offering, is high: Since its inception, it has helped arrange more than 2,500 finance deals in more than 45 countries for SAP customers in all segments — small businesses, midsize companies, and large enterprises. To give customers flexibility to choose among potential economic benefits, the plan offers all of the popular finance models with their different advantages: It can help conserve liquidity and it provides an alternative to credit from the bank.

Portfolio of Software and Services

Working closely with customers and partners worldwide, SAP is committed to a product and services strategy that enables customers to use enterprise application software wherever and whenever they need it — on premise, on demand, or on device.

Building on the scalable, stable, and feature-rich SAP NetWeaver technology platform, SAP is accelerating product innovation and co-innovating with partners and customers to harness the business value of new software, complementary solutions, and “disruptive technologies” — such as SaaS, cloud computing, and in-memory computing — that promise to revolutionize the industry and generate substantial value.

In taking great care to safeguard our customers’ technology investments, we also strive to enhance their business value — enabling customers to adopt innovation at their own pace, without disruption, for their specific industry needs.

We take equally great care to help ensure the integrity and security of customers’ business operations and data, protecting them from today’s myriad of threats. Security is integral to our commitment to delivering high-quality software, and we continually enhance security in development and by acquiring new technologies and expertise.

Part I
Item 4

Software Portfolio

On-Premise Solutions

Solutions for Lines of Business

SAP BUSINESS SUITE

SAP Business Suite software helps companies execute and optimize their business and IT strategies with an integrated portfolio of business applications. Companies can manage essential, industry-specific processes with modular solutions designed to work with other SAP and non-SAP software. Customers can deploy SAP Business Suite applications on a modular basis to address specific business needs within their own timelines, targeting business processes with the highest potential impact. The software provides better insight and visibility across the extended enterprise while improving operational efficiency and increasing the flexibility needed to address business change.

Companies can incrementally enhance SAP Business Suite applications through enhancement packages that they receive through our support offerings and that alleviate the need for costly and time-consuming upgrades. The solutions increase visibility across departments and business silos — improving the ability to make clearer business decisions.

SAP Business Suite software includes the following applications:

•	SAP Customer Relationship Management (SAP CRM) helps organizations manage and monitor sales, service, and marketing processes. The application also supports key backoffice activities such as spare-parts management, demand planning, billing, and fulfillment. With built-in analytical and business intelligence functionalities, support for the mobile workforce, and substantial multichannel capabilities, SAP CRM helps companies develop customer insight, predict changes, and make real-time course corrections.

•	SAP ERP supports end-to-end business processes including finance, human capital management, asset management, sales, procurement, and other essential activities. SAP ERP enables industry-specific processes with functionality that can be activated

Part I
Item 4

selectively, keeping the application core stable and helping to ensure maximum performance.

•	SAP Product Lifecycle Management (SAP PLM) helps companies manage, track, and control product-related information over the complete product and asset life cycle — and across the extended supply chain. SAP PLM is designed to facilitate creativity and to free the product innovation process from organizational constraints.

•	SAP Supplier Relationship Management (SAP SRM) supports key procurement activities including demand-driven sourcing, centralized contract management, operational procurement, and interaction with suppliers through multiple channels. SAP SRM helps accelerate and optimize the entire procure-to-pay cycle by enabling integrated processes and enforcing contract compliance, which can result in realizable savings.

•	SAP Supply Chain Management (SAP SCM) enables companies to adapt their supply-chain processes to the rapidly changing competitive environment. The application helps transform traditional supply chains — with linear, sequential processes — into open, configurable, and responsive supply networks. As a result, companies can improve their response to demand and supply dynamics across a globally distributed environment.

Industry Solutions

SAP provides targeted solution portfolios that support end-to-end business processes, helping to deliver tangible business and IT value for functional areas and across the extended enterprise. Our solution portfolios are designed to meet the needs of the major industry sectors listed below. The portfolios also include applications for numerous industry subsectors and segments.

Consumer Industries
• Consumer products
• Retail
• Wholesale distribution
Financial Services Industries
• Banking
• Insurance
Discrete Manufacturing Industries
• Aerospace and defense
• Automotive
• Engineering, construction, and operations
• High tech
• Industrial machinery and components
Process Manufacturing Industries
• Chemicals
• Life sciences
• Mill products
• Mining
• Oil and gas
Public Service Industries
• Defense and security
• Healthcare
• Higher education and research
• Public sector
Service Industries
• Media
• Professional services
• Telecommunications
• Transportation and logistics
• Utilities

Part I
Item 4

Solutions for Sustainability

SAP is not only working to become a more sustainable company, but also provides a broad range of solutions to help our customers pursue a sustainable business strategy. Our sustainability solutions are at the heart of our product strategy. In 2010, we further improved our position in the market by acquiring a long-time development and services partner of ours, TechniData, which is a leading supplier of compliance management solutions. The acquisition enables us to offer more of the content and strategic services our customers require in this field. As a result, SAP is driving fast return on customers’ investment, providing a holistic and integrated portfolio of sustainability solutions that help our customers implement, measure, and report sustainability activities across the full enterprise.

These solutions include:

•	SAP Advanced Metering Infrastructure Integration for Utilities enables energy suppliers to operate on various business processes with their customer, from tracking consumption to billing and many other processes in one integrated system. This drives the optimization of revenue and demand, enables more cost-effective customer service, and facilitates market efficiency and the automation of data exchanges at new business networks of energy suppliers and infrastructure operators.

•	SAP BusinessObjects Sustainability Performance Management, an application that helps organizations more easily set sustainability goals and objectives, measure and communicate performance, and reduce data collection costs and errors.

•	SAP Carbon Impact (SAP CI), an on-demand solution that helps organizations accurately measure, profitably reduce, and confidently report greenhouse gas emissions and other environmental impacts across internal operations and the supply chain.

•	SAP Environmental Health and Safety Management (SAP EHS), an application that addresses regulatory compliance and helps companies efficiently comply and protect their people and plant by taking an integrated approach to all aspects of risk and compliance.

•	SAP Manufacturing Integration and Intelligence (SAP MII), an application that provides the tools and content to help customers track and identify opportunities for energy reduction in manufacturing.

Duet and Alloy

Business users need direct access to people, processes, and information to work efficiently — without having to give up familiar applications or master complex software. Duet software and Alloy software provide direct access to SAP Business Suite software using familiar Microsoft Office and IBM Lotus Notes software. As a result, business users can become more productive, their decision-making can improve, and their compliance with corporate policies can increase.

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions that combine the capabilities of business management and business intelligence applications for small businesses and midsize companies. Like large corporations, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability. Optimizing cash flow is also essential, as is the need to supply the right information at the right time — across all operations.

SAP Business All-in-One

SAP Business All-in-One solutions are designed for midsize companies or fast-growing

Part I
Item 4

small businesses with about 100 to 2,500 employees that are looking for a comprehensive, integrated industry solution to power their business activities. The software comes with built-in support for industry best practices as well as business intelligence functionality. SAP Business All-in-One helps companies manage everything from financials, human resources, procurement, inventory, manufacturing, logistics, product development, sales, and marketing — all in a single, configurable solution. In all major markets (more than 50 countries) customers can also choose between an on-premise deployment or a hosted deployment (provided through qualified partners) purchased on a subscription basis.

Qualified SAP Business All-in-One partner solutions are available from a wide network of qualified partners that deliver more than 700 industry-specific solutions in more than 50 countries. Supported by robust deployment tools and methodologies, the solutions are designed to enable fast implementation, low cost, and rapid time to value.

SAP Business One

The SAP Business One application is designed for small businesses with fewer than 100 employees that have outgrown their accounting-only systems and are looking to streamline their operations with a single unified solution. The application supports virtually the entire business — with support for financials, sales, customer relationships, inventory, and operations. Integrated business intelligence functionality allows visibility across all business processes. By streamlining end-to-end operations and gaining access to accurate information, small business can boost efficiency and accelerate profitable growth. And, with a published software development kit, industry-specific solutions and functional add-ons available from the global partner network, SAP Business One can be tailored and extended to meet specific business needs.

Business Analytics Solutions

SAP BusinessObjects Portfolio

The SAP BusinessObjects portfolio includes analytic applications that are designed to help business users reach strategic goals, deliver predictable results, and make sound decisions. Business intelligence and enterprise information management applications enable companies to provide trusted information to every member of a business network, helping them to respond faster and make better decisions.

The SAP BusinessObjects portfolio also includes enterprise performance management and governance, risk, and compliance solutions, which help customers maximize profitability, manage risk and compliance, and optimize systems and processes. Reflecting SAP’s commitment to openness and interoperability in heterogeneous software landscapes, the solutions are designed to integrate with non-SAP data sources and systems as well as SAP Business Suite applications and other SAP BusinessObjects solutions.

SAP BusinessObjects business intelligence (BI) solutions enable users to interact with business information and get answers to ad hoc questions without advanced knowledge of the underlying data sources. Available in both on-demand and on-premise deployment options, the software allows users to access data across all sources and formats and then deliver it as useful, consumable information. BI tools also help customers uncover trends and patterns, solve business problems, anticipate changes, and reach organizational goals.

SAP BusinessObjects enterprise information management (EIM) solutions help customers manage and enhance data integration, data quality management, and metadata management. Augmenting and leveraging EIM functions in the SAP NetWeaver technology platform, the solutions allow companies to build a trustworthy data foundation that supports both business and IT initiatives. Customers can access, integrate, move, or cleanse

Part I
Item 4

data — structured and unstructured — to deliver timely, unified information.

SAP BusinessObjects enterprise performance management (EPM) solutions help companies improve their control performance, organization agility, and decision making. The solutions support processes across multiple lines of business including finance, supply chain, and procurement. The EPM portfolio includes applications for strategy management; planning, budgeting and forecasting; financial consolidation; profitability and cost management; and spend and supply chain performance management.

SAP BusinessObjects governance, risk, and compliance (GRC) solutions provide organizations with a proactive, real-time approach to managing governance, risk, and compliance across heterogeneous environments.

In addition, industry-specific analytic applications address challenges in specific industries and lines of business. Co-created with customers and designed to work in virtually any environment, the applications provide the insight and best-practice support companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business. The applications, which can be deployed quickly, are designed to work in virtually any IT system and deliver value to customers rapidly.

SAP Crystal solutions are an integrated intuitive family of offerings for reporting, dashboarding, presentation, and ad-hoc analysis. They allow business people to discover and share insight for improved decision making.

Various components within the portfolio of SAP Crystal software help users design interactive reports, view and share reports on many different collaboration platforms, provide ad hoc queries and analysis functions in a self-service environment for business professionals and also allow the creation of flash-based interactive data presentations from ordinary spreadsheets.

SAP BusinessObjects Edge solutions are versatile business intelligence (BI) and enterprise performance management (EPM) solutions that support flexible ad hoc reporting and analysis, dashboard-based data visualization, data integration, and data quality management. The solutions help midsize companies streamline and enhance their budgeting, planning and consolidation, and strategy management processes.

Sybase Analytical Offerings

Sybase IQ is a highly optimized analytics server, designed to deliver faster results for mission-critical business intelligence, analytics, data warehousing, and reporting solutions. Sybase IQ delivers fast query performance and storage efficiency for structured and unstructured data, making it ideal for both data marts and enterprise data warehouse implementations. Sybase IQ, with its columnar data storage structure, combines speed and agility with low total cost of ownership, enabling enterprises to perform analysis and reporting.

Sybase RAP — The Trading Edition is a unified market analytics platform that lets financial services firms make safer, better trading and portfolio decisions across the trading life cycle. From better model development to real-time trade and risk analytics to multiyear historical quantitative analysis, Sybase RAP — The Trading Edition is optimized to support demanding analytics requirements. It enables a common view and accelerates data availability by providing a single platform for shared access to common data needed by multiple user communities — including quantitative analysts, traders, and risk managers.

Sybase Replication Server moves and synchronizes data in real time, allowing companies to gain better use of data trapped in application silos and to create reports without impacting operational systems. Adopted by many Fortune 1000 companies, Sybase Replication Server allows database administrators to quickly set up redundant disaster recovery sites and to distribute, consolidate, and synchronize data across multiple platforms, including Sybase ASE,

Part I
Item 4

Sybase IQ, Oracle, IBM DB2, and Microsoft SQL Server.

Sybase PowerDesigner is a data-modeling and application design tool for enterprises that need to build or reengineer applications quickly and cost-effectively. Its Link and Sync technology makes it an effective solution for enterprise architecture and business transformation.

Sybase PowerBuilder is a rapid application development (RAD) tool that increases developer productivity through tight integration of design, modeling, development, and management for a variety of platforms.

SAP High-Performance Analytic Appliance (SAP HANA)

SAP HANA is a flexible, data-agnostic, in-memory appliance that combines SAP software components optimized for hardware provided and delivered by SAP partners. With SAP HANA, organizations can instantly analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. In addition to revolutionizing customers’ access to data, SAP HANA provides the foundation for building new, innovative applications. These applications will leverage the in-memory database and calculation engine within SAP HANA, allowing customers to conduct complex planning, forecasting and simulation based on real-time data.

On-Demand Solutions

SAP Business ByDesign

SAP Business ByDesign is one of the most modern on-demand solutions and platforms in the industry today. Currently serving mainly small businesses and midsize companies that want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, SAP Business ByDesign is engineered for customer- and partner-specific business extensions and to enable changes to default user interfaces, reports, and forms. SAP has entered into initial agreements with large enterprises that intend to use SAP Business ByDesign for their subsidiaries.

The solution leverages best-practice expertise for managing financials, customer relationships, human resources, projects, procurement, and supply chains. It also includes in-memory analytics to support faster, better-informed decision making and provides support for mobile devices. SAP Business ByDesign is designed to help customers boost efficiency in all business activities by enabling collaboration and improving productivity. With a single user interface, personalized business portals for each employee, and built-in help features, the solution can also reduce software-related training and support costs.

Starter packages — which are predefined subsets of the full SAP Business ByDesign solution — enable customers to rapidly and cost-effectively address specific functional requirements and business pain points. The packages can be deployed quickly, and are available at fixed implementation prices. A dedicated implementation methodology, and embedded e-learning, enables these packages to be implemented in as little as three weeks, depending on customer requirements.

Managed, monitored, and maintained by SAP experts in hosted data centers, SAP Business ByDesign also provides built-in service and support that can help customers achieve smooth, predictable deployment and operation. Currently, SAP continues to expand its partner ecosystem around SAP Business ByDesign which already includes more than 100 partners who resell the solution and/or provide additional services, features, and extensions based on unique company and industry needs.

SAP BusinessObjects BI OnDemand

The SAP BusinessObjects BI OnDemand solution is a comprehensive business intelligence application that enables users to get up and running in minutes. Available as a SaaS solution, it is free to try and has an intuitive

Part I
Item 4

interface that makes it easier for business users to explore, report, and share data. In most cases, the solution can be deployed quickly, without a complex implementation project. By providing secure access to the most current data, it helps employees, customers and partners across all lines of business make timely, data-driven decisions. Offerings for industry and business-specific uses are available from SAP partners.

Line-of-Business On-Demand Solutions

SAP offers a number of on-demand solutions designed to provide additional capabilities for line-of-business users. These solutions feature relevant functionalities — such as analytics — that support specific line-of-business needs. Examples include:

•	SAP Sourcing OnDemand: Large enterprises, under constant pressure to boost profitability, must find ways to reduce costs associated with procurement of goods and services. The SAP Sourcing OnDemand solution addresses these challenges with support for key processes such as strategic sourcing, contract life-cycle management, and supplier management. The solution streamlines the contract creation, negotiation and amendment processes while also supporting complex supplier identification, qualification, and evaluation processes.

•	SAP Contract Lifecycle Management OnDemand: Contract life-cycle management software from SAP allows sourcing professionals to generate, negotiate, and manage contracts within a central contract repository. Contract managers can create a library of standard contracts and contract clauses to promote and enforce legal standards during the contract authoring process. Support for check-in/check-out, redlining, and version comparison is also provided.

•	SAP Supplier Management OnDemand: The supplier management application enables an organization to establish a central repository of their suppliers used in sourcing and contracting events. In addition, this module provides the ability to define key metrics and scorecards to manage supplier performance.

•	The SAP Carbon Impact OnDemand solution helps companies reduce their energy and carbon footprint across their entire operations and product supply chains. Designed for the global economy, the software allows organizations to report, analyze, and reduce their worldwide energy and greenhouse gas emissions in the most cost-effective way. The solution enables companies to adapt their carbon reduction strategy to the swiftly changing global market environments, characterized by volatile energy prices and tightening regulations, such as the introduction of the U.S. EPA Mandatory Reporting Rule.

SAP StreamWork

The SAP StreamWork application is a collaborative decision-making solution that brings together people, information, and proven business approaches to drive fast, meaningful results. Team members inside or outside the organization can interact in a cohesive online environment to strategize, solve problems, make decisions, and track activity for later reference or reuse. A built-in catalog of preconfigured, interactive business tools — covering processes like agenda-building, ranking, polling, and cost/benefit analysis — enables team members to frame discussions and build consensus. SAP StreamWork is suited for companies of any size, line of business, or industry. Available on demand, the solution allows business users to be up and running in a matter of minutes.

Part I
Item 4

Technology

SAP NetWeaver

The SAP NetWeaver technology platform serves as the foundation for SAP Business Suite applications, SAP BusinessObjects solutions, and other SAP software. It enables enterprises to orchestrate and optimize business processes on premise, on demand, and on device. Additionally, as a technical foundation for service-oriented architecture, SAP NetWeaver delivers a modular set of capabilities that can help reduce complexity and increase business flexibility across heterogeneous IT landscapes.

SAP continues to invest in SAP NetWeaver, enabling it to move beyond traditional middleware to enable comprehensive orchestration of business applications — regardless of whether the supported applications are deployed and consumed on premise, on demand, or on device. The concept of orchestration begins with support for key areas such as application architecture, product and technology standards, and the integrity of processes, information, and interfaces. However, orchestration also encompasses mission-critical activities including business process management, application life-cycle management, and master data management.

The SAP NetWeaver platform — together with SAP BusinessObjects technology — delivers key capabilities to enable business application orchestration, providing the application infrastructure for SAP’s business applications and delivering solutions that help enhance team productivity, streamline business and application integration, and close the gap between insight and action.

Sybase Adaptive Server Enterprise

Sybase Adaptive Server Enterprise (ASE) is a powerful data management platform for high-performance business applications especially in large database, high-transaction, mission-critical environments. Sybase ASE combines a low total cost of ownership with reliability, security, and scalability. Key features include encryption, partitioning technology, query technology for “smarter” transactions and continuous availability in clustered environments. With the addition of in-memory databases technology within ASE 15.5, Sybase enables data virtualization and scaling critical to high data volume and high concurrent user organizations, whether deployed in public cloud or private datacenter environments.

On-Device Solutions

SAP Mobile Applications

The population of mobile workers continues to grow exponentially — as does the number and variety of mobile devices. With mobile workers predicted to represent more than a third of the global workforce by 2013 (according to a forecast from the market research company IDC), mobile technology, operating systems, and applications must all keep pace with the demand for usable, powerful, and cost-effective approaches.

SAP has taken a leadership position in the development of mobile computing and communicating. We are committed to providing a complete enterprise mobility stack — one that encompasses business processes, platforms, development tools, and applications. With built-in integration to SAP software, our mobile technology is designed to provide secure access to business processes — anytime, anywhere, and on different devices. The goal of our mobility strategy is to increase the adoption, reach, and value of SAP solutions by delivering more applications on multiple device platforms — all with the rich user experience that customers expect. This, in turn, will enable our

Part I
Item 4

customers to get more out of their SAP investments.

Along with our newly-acquired subsidiary Sybase, we launched two new solutions for mobile workers in 2010. Accessed via iPhone and Windows Mobile, and built on the Sybase Unwired Platform, the solutions extend the workflow management capabilities of SAP Business Suite applications, including especially SAP Customer Relationship Management (SAP CRM), and also can be customized to tap into a variety of back-end data sources. With seamless integration to business processes and networks, the solutions help mobile workers increase their own productivity and make timely business decisions.

In addition to these new solutions, SAP started to offer easy-to-consume mobile applications, such as iPhone and iPad applications for SAP Business ByDesign, SAP Business One, and SAP Business Explorer. These mobile applications provide real-time access to SAP business applications to run their business from any location at anytime.

Within the mobility space, SAP co-innovates with leading providers to develop applications on multiple platforms. In addition, the SAP ecosystem — a business network of SAP employees, partners, customers, and industry experts — plays a major role in defining, developing, and selling targeted mobile products and services that meet unique customer needs. And, of course, SAP will continue to build applications with a focus on creating useful, easy-to-consume software that can be deployed quickly to provide instant value.

Sybase Mobile Solutions

iAnywhere Solutions (iAS) enable enterprises to deliver greater productivity to the front lines of business. iAS holds worldwide market leadership positions in mobile device management, wireless e-mail, mobile middleware platforms, database access and synchronization, and Bluetooth and infrared protocol technologies.

Sybase Unwired Platform is a mobile enterprise application platform that reduces a company’s cost of enabling strategic mobile deployments. It simplifies the development, deployment, and management of mobile enterprise applications, while addressing the difficult mobile application challenges of backoffice integration, secure access for mobile devices into the enterprise, and support for multiple device types, all within a reliable push data synchronization architecture.

SQL Anywhere is an industry-leading mobile and embedded solution providing data management and data synchronization technologies that extend information in corporate applications and enterprise systems to databases running in frontline environments without onsite IT support. It offers features in databases that are easily embedded and widely deployed in server, desktop, remote office, and mobile application environments.

Afaria is mobile management software that allows companies to centrally manage and secure devices. Afaria helps companies provision, configure, and secure devices, as well as deploy and manage software, content, and data throughout the device life cycle. Afaria supports a broad range of mobile devices, including handhelds, smartphones, laptops, and tablets.

iAnywhere Mobile Office helps enterprises securely extend personal information management (PIM), e-mail, and business processes to mobile workers. It combines infrastructure support with enhanced on-device security, usability, and performance. It offers key features for a company’s “mobile inbox of the future,” which enables the ability to take action on time-sensitive business processes, such as approving purchase orders or submitting reports, all through a single, secure mobile e-mail client.

Advantage Database is a fully featured and easily embedded high-performance client/server database ideal for small and midsize IT environments. It is unique among the Sybase database offerings because it also supports a

Part I
Item 4

growth path from legacy database applications written in languages like Delphi and FoxPro to today’s code.

Mobile Device SDKs are standards-based software development kits for implementing protocol stack technologies for infrared, Bluetooth, data synchronization and device management.

SAP Services Portfolio

The SAP Services portfolio includes industry and solution-focused services, business transformation services, IT transformation services, custom development services, support services, program, project management and quality assurance, and education and certification.

Software-related services are support services provided by SAP’s support units (SAP Active Global Support), and customer-specific development services provided by the SAP Custom Development organization. Our professional services are provided by SAP Consulting and SAP Education.

SAP provides a holistic approach with application life-cycle management, incorporating a broad array of methodologies, tools, and certified partner offerings to help our customers gain value from their SAP investment while meeting their business needs. Tightly integrated with our development organization, services contribute to a closed customer feedback loop and an end-to-end risk and quality management throughout the entire customer life cycle.

SAP Services has a local presence in more than 50 countries and runs more than 70 training centers, seven global support centers, and ten custom development centers in Europe, Asia, and the Americas. With around 21,000 SAP services professionals around the world, customers’ needs can be met around the clock to support SAP-centric solutions.

Software-Related Services

SAP Custom Development

The SAP Custom Development organization develops customer-specific solutions and business functions on SAP technology covering the life cycle of services to develop and support custom solutions at every stage.

Support Services

To support customers’ increasingly complex solution landscapes and their respective needs, SAP offers several support options. SAP’s support units offer a range of services to support our customers before, during, and after implementation of our software solutions. We provide around-the-clock technical support in every region. We also offer proactive, preventive support services to protect and enhance our customers’ investments in SAP technology and software.

SAP Enterprise Support services are our comprehensive, proactive support and maintenance offering, providing our customers with an application life-cycle management approach that can help them manage increased IT complexity and integrate solutions across their IT landscapes. SAP Enterprise Support services provide an overall blueprint to help customers optimize the operation of their entire landscape. Mission-critical support provides continuous quality checks that analyze technical risks as well as updates. We aim to deliver the quality management methodology, processes, and tools needed to perform advanced testing and implement solutions deployment, operations, and continuous improvement initiatives using the SAP Solution Manager application management solution for all customers and partners.

SAP Standard Support delivers support services to enable continuous and effective IT operations. This baseline level of support provides our customers with the services and tools to minimize the cost and risk associated with keeping IT systems up and running, including updates. SAP Standard Support ensures that

Part I
Item 4

customers’ SAP solutions run efficiently by delivering improvements, quality management, knowledge transfer, and problem resolution.

The SAP MaxAttention support option expands SAP Enterprise Support, covering all stages of an SAP solution’s life cycle in a tailored format for customers — from planning and implementation to operations and optimization — with a full range of services that help organizations safeguard complex solutions, plan for new releases and upgrades, and improve productive solution operations. SAP MaxAttention is designed to provide customers our highest level of customer support built on a dedicated engagement model with a technical support advisor and service-level agreements, supported by long-term commitments delivered by the SAP Active Global Support organization.

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

Consulting, Training and Other Services

SAP Consulting

With an industry focus, SAP Consulting offers planning, implementation, and optimization services for business solutions.

One component includes business transformation services, such as Executive Advisory Services, Value Partnerships and Business Process and Platform Services, that support our customers in responding to business challenges in a rapidly changing business environment aiming to guide executives toward better insights by bridging IT and business processes. IT Transformation Services seek to reduce customers’ total cost of ownership with tangible business value accompanied by reduced effort and costs, and new performance and insight optimization services create complex analysis and modeling of business challenges to introduce innovative business processes. We advise and support customers on designing business processes and IT infrastructure and help customers with project management and solution implementation and integration. We also help customers optimize solutions and IT landscapes accommodating challenges from mergers and acquisitions or divestiture of business units. By delivering SAP predefined services — standardized on industry best practices and proven business processes with clearly defined cost and scope for a fast time to value to our customers — SAP solutions become easier to consume.

SAP Education

SAP Education offerings assist SAP customers and partners with knowledge transfer. SAP Education offerings include training needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and increasingly nontraditional classroom training. Every year, hundreds of thousands of individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.

Sybase Services Portfolio

The comprehensive Sybase Services portfolio is designed to provide uninterrupted coverage to the entire market capabilities, ranging from mobile messaging interoperability to mobile content delivery and mobile commerce services, for operators, content providers, enterprises and financial institutions.

As a global leader in enabling mobile information and mCommerce services for mobile operators, financial institutions and enterprises, we deliver advanced mobile

Part I
Item 4

services to our customers by addressing the complexities of the wireless ecosystem: incompatible networks, messaging protocols, handsets, and billing systems.

Sybase Mobile Services

Sybase 365 addresses operator services focused on Short Message Service (SMS), Multimedia Message Service (MMS), GPRS Roaming Exchange (GRX), and Internet Protocol Exchange (IPX) messaging interoperability between mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with advanced protocol conversion, routing, queuing, and transcoding capabilities. The interoperability service greatly simplifies the deployment and delivery of inter-operator messaging over incompatible networks, protocol stacks, and handsets. Services include traffic analysis and detailed reporting and statistics.

Enterprise Services provide mobile services for enterprises, brands, and content providers, enabling customers to monetize premium mobile content and deliver interactive services, mobile CRM, mobile advertising and mobile marketing campaigns globally. Services include MMS 365, content delivery gateway to send and receive MMS from multiple sources; application and content management, mobile advertising services, global billing, settlement, reporting and analysis.

mCommerce Services provide an end-to-end platform covering mBanking, mPayments, mRemittance, to both developed and emerging markets. Coupled with our leading messaging platform and global reach (SMS, MMS) we are well-positioned to enable mobile operators, financial institutions, and enterprises to realize the potential of mCommerce.

Sybase Support Services

The Sybase Customer Service and Support organization offers technical support for Sybase family of products. It maintains regional support centers in Asia, Europe, North

America, and Latin America, providing uninterrupted technical services around the world. Sybase users and partners have access to software fixes, technical information sources, and newsgroups on the Sybase support. Website Support programs include updates, and new version releases that become available during the maintenance period.

Sybase Standard Support services are designed for high-quality around the clock support for critical issues, access to new releases, and online support services.

Sybase Enterprise Support services offer personalized high-availability support for companies with mission-critical projects. Services include priority access to the Enterprise Technical Team, proactive services, and other specialized options. Sybase Enterprise Support provides the highest priority of response times.

In addition, Sybase also offers some support service options geared towards partners and users, primarily for designated workplace level and tools products, and certain iAS products.

Sybase 365 operates two Network Operations Centers to monitor our messaging service infrastructure, direct and monitor global maintenance and repair activities, and provide direct technical support to Sybase customers around the clock.

Sybase Professional Services

Consulting

The Sybase Professional Services (SPS) organization offers customers comprehensive consulting, education and integration services designed to optimize their business solutions using Sybase and non-Sybase products.

Education

Sybase provides a broad education curriculum allowing customers and partners to increase their proficiency in its products. Basic and advanced courses are offered at Sybase

Part I
Item 4

education centers, and specially tailored customer classes and self-paced training are also available. A number of Sybase distributors and authorized training providers also provide education in Sybase products.

Partner Ecosystem

The SAP ecosystem is an innovation-driven business network made up of software and hardware partners and providers of outsourcing, content, hosting, education, and support services, as well as developers, industry specialists, and users of SAP software. Among them are well-known companies, such as Adobe, Cisco, EMC, HP, IBM, Intel, Microsoft, Novell, and Research In Motion, as well as thousands of smaller vendors. Serving as a cornerstone of our strategy and value proposition, the partner ecosystem promotes customer choice by providing a rich array of complementary hardware, software, and service solutions. As an open, collaborative, and interactive community, the SAP ecosystem enables customers to access products and services that expand and augment the SAP portfolio with offerings based on their unique business needs.

Partnerships Foster Innovation

In 2010, we continued to build relationships and support joint projects that we believe will help shape the future of enterprise application software. We now have 21 global services partners, more than 1,700 services partners worldwide, more than 500 software partners, and 29 global technology partners. As a result of these local, regional, and global partnerships, the universe of SAP solution extensions has grown significantly, as detailed in the examples below:

•	SAP and ClickSoftware Technologies jointly offer the SAP Workforce Scheduling and Optimization application by ClickSoftware. Resold by SAP, the solution helps businesses maximize mobile workforce performance and drive operational excellence through decision support and optimization technology.

•	Building on a highly successful strategic relationship, SAP and Open Text signed an agreement that allows SAP to resell Open Text’s text digital asset management solution as the SAP Digital Asset Management application by Open Text. Designed to help businesses optimize a full spectrum of rich media, the application supports marketing departments in all industries, as well as media industry publishing houses, entertainment firms, and broadcasters. Also, SAP and Open Text announced continued expansion of their strategic relationship to include employee file management capabilities. SAP resells Open Text’s solution for employee information management under the name SAP Employee File Management application by Open Text.

•	SAP and EMC announced an expansion of their global strategic alliance, which includes a reseller relationship, deeper technology integrations, and joint sales and marketing activities. Under the agreement, SAP will resell newly developed solutions — leveraging EMC Documentum enterprise content management, EMC Captiva intelligent enterprise capture and EMC Document Sciences customer communications management. The solutions are designed to help financial services firms automate paper-intensive processes, such as loan origination and claims handling.

•	SAP accelerated the creation of a partner ecosystem around the SAP Business ByDesign solution. By equipping partners with robust tools and engagement support, SAP aims to establish the on-demand solution as a foundation on which partners can offer additional features and industry expertise that

Part I
Item 4

meet the needs of a broader group of customers.

•	Speeding the journey toward cloud computing, SAP and several strategic partners demonstrate together with customers promising test results running SAP software on Vblock architecture. Utilizing the Virtual Computing Environment (VCE) coalition and its Vblock Infrastructure Packages, Cisco, EMC, and VMware are working with SAP to unleash the benefits of virtualization — an emerging data center architecture that can enable enhanced agility and reduced costs.

•	In an effort to meet growing demands of the governance, risk, and compliance (GRC) market, SAP and CA Technologies have begun collaborating to help customers manage risk across their business and IT processes. Leveraging products from CA Technologies with leading GRC applications from SAP will allow our customers to gain tighter control over their IT risk and compliance initiatives while focusing on long-term value creation for the business.

•	To help businesses increase operational efficiency while enhancing the way they communicate with their customers, SAP and StreamServe agreed to offer StreamServe’s leading document automation solution as a solution extension from SAP. Resold as the SAP Document Presentment application by StreamServe, this innovative solution automates the generation and personalization of documents (such as billing statements) and communications from multiple applications to multiple output types, including print, e-mail, fax, and mobile.

Communities of Innovation

Building on a culture of co-innovation and collaboration, SAP Community Network (SCN) continues to garner recognition as a leading example of an ecosystem strategy that delivers significant value to customers. For example, in March 2010 the Aspen Institute noted that SCN illustrates the most extensive use of social media by a corporation to date to develop new products and services.

SAP fosters a number of different communities — interactive networks of developers, customers, and partners that come together to collaborate on a broad range of topics. These are some of the major communities in the network:

•	The SAP Developer Network (SDN) community offers more than two million members in more than 200 countries the chance to trade experience and insights, pursue business opportunities, and learn from each other. It is the biggest innovation community associated with SAP. SDN includes discussion forums, blogs, wikis, software, and tool downloads, and e-learning. A wealth of technical assets attracts more than half a million visitors to SDN every month.

•	The Business Process Expert (BPX) community is a business process community with more than 800,000 members in 18 industries covering a wide variety of horizontal subjects. Collaboration in the community, the sharing of best practices, and advanced training offerings are among the catalysts that can generate process innovation. Community members, including, for example, specialists on diverse industries, business and application consultants, CIOs, and business process experts, find ample opportunities to exchange ideas in moderated forums, wikis, and expert blogs.

•	The SAP BusinessObjects community has more than 500,000 members and

Part I
Item 4

provides an environment for SAP BusinessObjects users and developers to share best practices and pursue innovation opportunities on SAP BusinessObjects offerings.

•	The SAP University Alliances community, with more than 250,000 members, focuses on bringing real-life SAP knowledge and skills into university classrooms. This is part of SAP’s corporate citizenship commitment to educate and mentor the students and graduates who will become tomorrow’s business experts and IT leaders.

User Groups

To date, SAP customers have established more than 32 user groups worldwide. The goal of these user-guided networks is to share hands-on knowledge of SAP software and play a role in guiding SAP’s development efforts. The two largest are the Americas’ SAP Users’ Group (ASUG), and the German-Speaking SAP User Group (DSAG). SAP supports and encourages these highly influential groups to share their expertise, experience, and insights with all SAP users and stakeholders. The SAP User Group Executive Network (SUGEN), which encompasses 13 SAP user groups, has the shared aim of defining priorities and agreeing plans of action that bring greater focus between SAP and its user groups throughout the world.

RESEARCH AND DEVELOPMENT

To capitalize on the power of diversity while at the same time best serving our regional and global markets, SAP develops its software in strategic countries across the world such as Brazil, China, Germany, India, the United States, and other key centers. The SAP Labs and SAP Research organizations work with partners, customers, and universities to create and cultivate breakthrough IT trends and technologies on a global scale. This collaboration contributes significantly to our product portfolio’s technological edge.

A Global Research and Development Presence

The development centers of SAP (SAP Labs) are distributed worldwide. The largest of these SAP Labs is in Walldorf, Germany, followed by Bangalore, India; Palo Alto, California (United States); Shanghai, China; and Vancouver, Canada. All labs deploy a common framework of development standards and key performance indicators, which is certified according to ISO 9001: 2000. Each of the SAP Research centers is collocated with a partner university or an SAP development center, creating a sound foundation for collaborative applied research. When we acquired Sybase in August 2010, the SAP development network was strengthened by the addition of highly qualified specialists bringing new expertise, and varied cultural insights.

With the global distribution of SAP’s research and development network, we can react quickly to new customer and market requirements. Our worldwide presence also enables us to develop products and services in collaboration with customers and partners — wherever they are located. In 2010, we implemented new development methodologies and adjusted our organizational structure to sharpen the customer focus and bring customer-driven innovations to market faster.

Part I
Item 4

Committing Resources to Research and Development

We must continuously improve our portfolio of products if we wish to maintain and build on our current leading position as a vendor of enterprise application software. In 2010, we increased our research and development (R&D) expense €138 million, or 9%, to €1,729 million (2009: €1,591 million). We spent 13.9% of total revenue on R&D in 2010 (2009: 14.9%). Our R&D expense as a portion of total operating expenses declined from 19.7% to 17.5% year over year. Excluding expenses associated with the TomorrowNow litigation, our R&D expense as a portion of total operating expenses was little changed since the previous year.

Part I
Item 4

The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2010, our total FTE count in development work was 15,884 (2009: 14,814). Measured in FTEs, our R&D headcount was 30% of total headcount (2009: 31%). Total R&D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for testing and obtaining certification for products, and for patent attorney services and strategy consulting. The ratio of external R&D costs to internal R&D personnel costs has tended to decline in recent years.

Our R&D investment was primarily in the following fields:

SAP Research

Goals and Scope

A technology enterprise must explore new trends and develop promising ideas and prototypes. Our global technology research unit, SAP Research, aims to do this for us. The unit is our IT trend scout, exploring and evaluating the critical developments, technologies, and business models that have significant potential for our customers. Its tasks are to do research that provides useful input to our product portfolio and to develop and showcase innovative prototypes. It has established a worldwide co-innovation network to help it achieve these aims.

Co-Innovation in a Network of Partners

Each SAP Research center is near a partner university or is collocated with an SAP development lab, which is ideal for collaborative research. A structured approach to research and trend management helps SAP Research generate the greatest possible value from its creative work. The unit plays a leading role in many research projects, collaborating with the universities, research institutes, customers, and partners in its large co-innovation network.

Living Labs Concept

One route to product impact is through the living labs, in which SAP Research co-innovates with customers, partners, and SAP product groups early in the research process. The purpose of living labs is to maximize the business value of new solutions. SAP Research runs three of its own living labs and collaborates in other living labs hosted by research partners.

One example of a living lab shared with partners is the THESEUS Innovation Center in Berlin, Germany, which is funded by the German Federal Ministry of Economics and Technology. Opened in June 2010, the Center demonstrates technological research results and use cases in real-world settings in the services industry and the Future Internet.

Part I
Item 4

Next Big Things

SAP Research explores fields of business and uses the findings of its research projects to identify potential “next big things” — maximum impact, next-generation technologies and applications.

One of these areas is the Future Internet, which aims to connect the real world more fully with the virtual world by better integrating the many technology stages, such as the Internet of Things, the Internet of Services, cloud computing, social media, and Web-based business process management. Because it is service-oriented, its processes can be dynamic and efficient. However, the Future Internet can do much more than just link services: In the Future Internet, services, things, and people will interact in a global network.

One practical illustration of the power of the Future Internet is from the world of public security. At the CeBIT 2010 exhibition in Hanover, Germany, a prototype urban management platform was presented. Based on a violent storm scenario, the platform demonstrated how IT and the facilities that the Future Internet offers could help rescue teams handle disaster situations. Emergency task forces can better interact, enhancing the safety and security of citizens and communities and improving the uninterrupted delivery of critical functions, including transportation, sanitation, energy, water, and health and educational services.

Another possible application of the Future Internet is energy management. Today, climate change, rapidly increasing energy demand, and the depletion of fossil fuels are attracting much public attention. Efficient power supply systems facilitating the integration of renewable energies must be developed in response to these challenges. SAP Research is evaluating modern information and communication technologies (ICT) that can play a vital role in accomplishing this goal. For example, ICT can coordinate the distributed generation and consumption of energy to optimize the entire power supply system.

With this in mind, SAP Research and its partners are together examining the potential of electric vehicles, energy marketplaces, new business processes for energy suppliers, and other possible developments.

Today’s Students and Tomorrow’s Talents

Since its inception in 2005, the SAP Research PhD program has always attracted top candidates who wish to research their technical or business-oriented doctorate in a real business context. SAP Research also collaborates with the global SAP University Alliances program, and its researchers regularly hold seminars, lectures, and conferences on topics of current interest at universities.

New SAP Offerings

In 2010, our research and development teams delivered innovation throughout our portfolio of products and services. Our focus has been on strengthening and enhancing customer choices and capabilities in on-premise, on-demand, and on-device technology. As the incubator of innovation, we were able to make substantial improvements in the software our customers use to orchestrate their applications across their unique IT landscapes. Throughout the continual changes in demands and trends in the enterprise application software space, there is one constant: our commitment to generating a significant and lasting competitive advantage for SAP by creating value for customers.

On-Premise

Rapid Deployment Solutions

SAP launched SAP Rapid Deployment solutions, which are business software solutions targeting specific line-of-business needs. They can be deployed in as little as 12 weeks. SAP Rapid Deployment solutions are a ready-to-use combination of software, predefined services, and preconfigured content — at a predefined price. The first deployed solutions are based on SAP Business Suite applications for customer

Part I
Item 4

relationship management, supplier relationship management, and business communications management.

Sustainability Analytics

To help companies ensure product safety, comply with environmental regulations, and better protect their employees, we released SAP Best Practices packages for sustainability, including the SAP Best Practices for Analytics in Health and Safety, SAP Best Practices for Analytics in Product Safety and Stewardship, and SAP Best Practices for Analytics in Environmental Compliance packages. The new packages feature operational analytics designed to give line-of-business managers in environment, health, and safety (EHS) and product areas improved insight into core processes and information.

New Version of SAP Business One

Building on strong market acceptance for the SAP Business One application, which currently has thousands of customers from small businesses and midsize companies in over 100 countries, we added an enhanced user interface, embedded analytics, and business network connectivity to this popular application. Drawing on strong co-innovation from SAP partners, the new release enables accelerated time-to-value, facilitates business adaptability, and increases ease of use and affordability.

Industry-Specific Analytic Applications

As part of the SAP BusinessObjects portfolio, we launched a number of analytic applications tailored to address challenges in specific industries and lines of business. Co-created with customers and designed to work in any environment, the applications provide the insight and best-practice support that companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business.

Best-Practices Templates for Manufacturers

SAP now delivers preconfigured, best-practices templates for its SAP Manufacturing Integration and Intelligence (SAP MII) application to support batch manufacturing. The templates extend the architecture of SAP MII by providing prebuilt composites to support the preparation, execution, documentation, and reporting of manufacturing processes. This enhancement stems from a successful co-innovation project supported by SAP, SAP partners Ciber, Systec & Services, and Trebing + Himstedt, along with several manufacturing customers.

On Demand

New Sustainability Offering

Companies can use the September 2010 enhanced version of the SAP Carbon Impact OnDemand solution to help reduce their energy and carbon footprint across entire operations and product supply chains worldwide. SAP Carbon Impact OnDemand helps alleviate the rising global pressure on companies to address the costs of energy and carbon.

SAP Sourcing OnDemand

To help companies reduce the costs associated with procured goods and services, we released a new version of the SAP Sourcing OnDemand solution. Our customers are using the solution to enhance business activities, such as strategic sourcing, contract life-cycle management, and supplier management. The new version integrates readily with SAP ERP, and contains an enhanced user interface along with additional embedded best practices and on-demand services.

SAP BusinessObjects BI OnDemand

Meeting the growing demand for SaaS business intelligence (BI) tools that are easy to use, we now offer a complete BI toolset in one flexible offering. The SAP BusinessObjects BI

Part I
Item 4

OnDemand solution, designed for casual BI users currently underserved by products on the market, helps people get up and running with no prior experience or training. The solution features scalable, needs-based pricing models that allow customers to easily and cost-effectively expand use of the software as required.

Cloud-Based Decision Making

Currently, most businesses use a range of applications — including e-mail, collaboration products, and business software — to do their work and help make decisions. As a result, projects often become chaotic. SAP StreamWork, our new on-demand, collaborative decision-making software, addresses this challenge by helping teams at different locations work together, gather input, and effectively collaborate toward goals and outcomes in a secure cloud computing environment.

Feature Pack for SAP Business ByDesign

The new feature pack for the SAP Business ByDesign solution provides significant customer-centric innovations including real-time in-memory analytics, support for mobile devices, and a rich, customizable user interface. We also introduced three new predefined starter packages that give customers a logical starting point for deploying the complete SAP Business ByDesign solution.

On Device

Extending the Reach of SAP Business Suite

Along with our newly acquired subsidiary Sybase, we launched two new solutions for mobile workers. Accessed via iPhone and Windows Mobile, and built on the industry-leading Sybase Unwired Platform, the solutions extend the workflow management capabilities of SAP Business Suite applications, including SAP Customer Relationship Management (SAP CRM), and also can be customized to tap into a variety of back-end data sources. With seamless integration to business processes and networks, the solutions help mobile workers increase their own productivity and make timely business decisions.

Mobile Applications for Small and Midsize Businesses

We created an iPhone application for the SAP Business One application, available on the Apple iTunes Store. The mobile application provides constant access to important data and key functionality of SAP Business One, and is available as part of the maintenance contract with SAP. We also launched an iPhone application for the SAP Business ByDesign solution. This mobile version of the integrated on-demand solution specifically dedicated to midsize companies is easy to use and available to all customers of Feature Pack 2.5 for SAP Business ByDesign,

SAP Business Analytics and SAP BusinessObjects

SAP BusinessObjects Mobile provides remote access to business intelligence (BI) reports, metrics, and right-time data with a single click of a wireless device, enabling users to navigate and analyze these familiar reports without a need for additional training. SAP BusinessObjects Mobile supports a broad set of mobile devices including BlackBerry, Windows Mobile, Symbian, and others.

SAP BusinessObjects Explorer for iPhone/iPad

SAP released iPad and iPhone versions of SAP BusinessObjects Explorer on the Apple iTunes Store, providing customers real-time access to business information at their fingertips.

Orchestration

New Release of SAP NetWeaver Technology Platform

With the release of a new version of SAP NetWeaver in October 2010, SAP added components that simplify the adoption of emerging technology, providing customers with a comprehensive foundation for new

Part I
Item 4

innovations in cloud computing, mobility, and in-memory computing. New features add enhanced functionality for Portal, Business Warehouse, Mobile, Process Integration, and Composition Environments. SAP NetWeaver delivers an innovation-rich environment without any disruptions or delays.

New Software for SAP Business All-in-One

In March 2010, we introduced new SAP NetWeaver Business Client software for customers that use SAP Business All-in-One solutions. It enables midsize companies to enhance collaboration, connect people, and base decisions on real-time data. It also helps users gain insight into business-critical information in a “one-stop workplace” that can integrate enterprise applications, analytics, and Web services.

SAP High-Performance Analytic Appliance (SAP HANA)

SAP HANA is a flexible, data-agnostic, in-memory appliance that combines SAP software components optimized for hardware provided and delivered by SAP partners. With SAP HANA, organizations can instantly analyze their business operations, using huge volumes of detailed transactional and analytic information from virtually any data source. In addition to revolutionizing customers’ access to data, SAP HANA provides the foundation for building new, innovative applications. These applications will leverage the in-memory database and calculation engine within SAP HANA allowing customers to conduct complex planning, forecasting and simulation based on real-time data.

Services

Tiered Support Program

We now offer a comprehensive, tiered support model to customers worldwide. The offering includes SAP Enterprise Support services and the SAP Standard Support option. Customers choose the option that best meets their requirements. However, the majority of customers chose SAP Enterprise Support. The expanded maintenance and support portfolio helps deliver choice, predictable pricing, and value for customers.

New Developments for Services

Additional service developments focus on giving customers an accurate view of where maximum value can be achieved, while consistently keeping business costs to a minimum. SAP delivers predefined services to make it easier for customers to deploy and use SAP solutions while lowering costs. Such services are part of the SAP Rapid Deployment solutions, providing customers with fixed-price, predefined software with implementation accelerators designed for implementations within 12 weeks. IT transformation services focus on reducing total cost of ownership.

New Sybase Offerings

New Version of ASE Database

The latest release of the Sybase ASE enterprise-class database enables businesses to meet the extreme performance, efficiency, and service-level demands of next-generation transaction-processing systems. It features the addition of two new options: ASE In-memory Databases (IMDB) and Advanced Backup Services. With these enhancements, ASE continues to deliver unparalleled performance and manageability for data-intensive environments that require very low response times and high throughput.

Redefining Massive Parallel Processing in Analytics

To meet customer needs for increased analytic performance, scalability and architectural flexibility, we introduced new innovation in Sybase IQ 15.3 analytics server. Specifically, the PlexQ Distributed Query Platform, a Massively Parallel Processing architecture, accelerates highly complex queries by distributing

Part I
Item 4

work to many computers in a grid configuration.

Advancing Innovation for Capital Markets

With a steady stream of innovation aimed at the capital markets, Sybase continues to strengthen its leadership in this sector. We released the Sybase Liquidity Management Suite (LMS), providing the global financial services industry with a variety of new modules enabling native support for Sybase’s relational database management system and analytics platform.

IP Exchange Services

With the mobile industry increasingly turning to Internet Protocol (IP) as its preferred technology, demand has grown for private IP networks that ensure quality technical performance for high-value data transport in a secure environment. We now offer the industry’s first IP exchange platform — Sybase IPX 365 — delivering a full suite through one secure IP network. With this platform, network operators can gain an upper hand in high service quality, efficient business operations, and cost reduction.

Enhanced Mobile Device Management

We are now offering the industry’s most advanced and complete mobile device management and security solution for iOS 4 and Android-powered smartphones and tablets. The recent release of Sybase Afaria empowers enterprise IT to fully manage mobile devices from a single console, meeting strict corporate security standards.

Expanding Mobile Commerce Offering

We expanded our mobile commerce offering by launching version 3.0 of Sybase mBanking 365 — the recognized market-leading and award-winning mobile banking platform. It significantly enhances functionalities and simplifies the deployment process, enabling financial institutions to more quickly create a richer mobile banking experience and increase customer satisfaction.

Patents

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position, producing world-class enterprise solutions and services. Our investment in R&D has resulted in numerous patents. In 2010, we obtained 900 granted and validated patents worldwide. Our portfolio includes patent families covering, for example, the SAP Business Suite, SAP BusinessObjects products, and SAP Business ByDesign. In addition, SAP also acquired over 230 granted and validated patents worldwide with its acquisition of Sybase.

While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.

ACQUISITIONS

We continue to undertake targeted acquisitions to support and complement our core focus of product and technological innovation. We made the following acquisitions in 2010 and early 2011:

•	In July, we acquired Sybase, a U.S. company headquartered in Dublin, California (United States). Sybase delivers a range of solutions to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. Information management, analytics, and enterprise mobility solutions by Sybase are proven in the most data-intensive industries on all major systems, networks, and devices. The acquisition

Part I
Item 4

underpins our vision of the unwired enterprise. It brings to us technologies with which we can deliver a leading mobile platform for business that is based on open standards, runs on all major mobile operating systems, and manages and supports all major device types. The combination of SAP and Sybase solutions offer customers a complete and optimized high-performance business analytics infrastructure. By porting, certifying, and optimizing SAP Business Suite and other solutions on Sybase data management servers, we will bring our customers a greater choice of database platforms for their SAP applications.

•	In July, we acquired TechniData, a German company and a strategic SAP partner for more than 15 years. This acquisition is in line with our commitment to helping companies execute their sustainability strategies. TechniData is a leading supplier of product safety and of environment, health, and safety (EHS) solutions. TechniData provides software, systems integration, and managed EHS services, and content to help companies comply with the applicable regulations.

•	In December, we acquired certain assets, including intellectual property, customer contracts, and employee contracts, from cundus, a German company. The acquisition of cundus’s financial disclosure management solutions extends our portfolio of finance solutions with a collaborative offering that helps enterprises achieve a timely, accurate, and more cost-effective, and controlled financial close process. In current economic conditions, companies and their finance departments are under greater pressure to comply with International Financial Reporting Standards (IFRS) and requirements to file financial and business information using extensible business reporting language (XBRL).

•	In February 2011, SAP acquired security software, identity and access management software, as well as assets including development and consulting resources from SECUDE, a leading vendor of application security solutions in Switzerland. SAP will include Secure Login and Enterprise Single Sign-On in its product portfolio to provide its customers with secure client-server communications for their SAP systems.

Venture Activities

SAP began its venture activities in 1996 by investing in innovative and fast growing software and software services companies. SAP Ventures focuses on bringing substantial benefit to its portfolio companies and to SAP by facilitating interactions between the innovative companies in its portfolio and the SAP ecosystem. SAP Ventures invests globally and has portfolio companies in Europe, India, Mauritius, and the United States. In 2010, SAP Ventures invested in the following companies:

•	Spring Wireless is based in Brazil and delivers end-to-end mobility solutions designed to enable business and organizations to increase productivity, optimize real-time processes and operations, and maximize their business success.

•	Aepona is a pioneer and global market leader in bringing mobile intelligence to cloud computing and is based in Northern Ireland (UK).

•	Splashtop (formerly known as DeviceVM) is a privately held software company based in San Jose, California (United States), offering products that improve the personal computing experience on tablets, smartphones, laptops, and netbooks.

•	MuleSoft, headquartered in San Francisco, California (United States), is a

Part I
Item 4

Web middleware company, providing enterprise-class software to integrate on-premise and cloud applications.

•	Based in San Jose, California (United States), Lavante provides on-demand supplier information management and recovery audit solutions for companies and their suppliers.

•	On Deck Capital lends capital to main-street businesses through a software platform which incorporates a proprietary credit model based on business information rather than personal credit scores. The company is headquartered in New York City, New York (United States).

Sustainability

Sustainability is core to the overall business strategy at SAP and contributes to our mission to make the world run better. We approach sustainability as the holistic management of social, environmental, and economic risks and opportunities for increased near-term and long-term profitability.

SAP is delivering customer solutions to improve sustainability on a grand scale, improving its own operations to be more sustainable, and helping provide equal access to economic opportunity through the use of information technology. Over the past 10 years, this strategy has led to inclusion in the Dow Jones Sustainability Index for upholding ethical, environmental, social, and governance values. For the last four years, the index has named SAP as the leader in the software sector. In addition, in recent years, SAP has been acknowledged consistently for its sustainable business practices by leading global sustainability rankings, including the Global 100 list of the most sustainable corporations in the world, the FTSE4Good index, the Global Challenges Index and the Nasdaq OMX CRD Global Sustainability 50 Index. In Germany, we were nominated for the 2010 German Sustainability Award in the Most Sustainable Strategy category.

In our Sustainability Report at www.sapsustainabilityreport.com, we provide more detailed information about our environmental, social, and economic performance and impact, and about our products and services that support sustainable operations. We publicly report on the following 11 core metrics across environmental, social, and economic dimensions:

•	Carbon footprint: SAP recognizes its responsibility to protect the environment by lowering emissions contributing to climate change. We acknowledge carbon emissions as a proxy measure for inefficient operations and excess spend. SAP’s goal is to reduce total GHG emissions to levels of the year 2000 by 2020. This equates to lowering emissions by about 50% from 2007 levels. GHG emissions for 2010 totaled approximately 425 kilotonnes. This represents a decrease of 6% compared to the 450 kilotonnes level in 2009. The main contributors to the 2010 GHG savings were energy efficiency projects, changes of our employees’ commuting behavior, and the continued purchase of renewable energy.

•	Total energy consumption: Our total energy consumption includes all energy produced or purchased by our organization (for example, the electricity powering our buildings and data centers as well as the fuel propelling our corporate cars). We did not have an overall goal for reducing total energy consumption in 2010, but rather pursued program goals such as reducing facility electricity use. These related efforts allowed us to reduce our energy consumption from 2,907 terajoules in 2009 to 2,847 terajoules in 2010.

•	Data center energy: We focus on making data centers more energy efficient by measuring and managing the energy use of the data center on a per employee basis. In 2010, two data centers in Germany were certified as

Part I
Item 4

energy efficient by TÜV Rheinland. The data centers were specifically recognized for the use of advanced technologies like virtualization, optimal temperature reduction, and climate control. Our continuous efforts led to a decrease of the data center energy intensity from 3,038 kilowatt hours per FTE (2009) to 2,763 kilowatt hours per FTE in 2010.

•	Renewable energy consumed: SAP is using more and more electricity from renewable sources. We purchase some of this green electricity from local utility companies and produce some using solar panels on our facilities. At the end of 2010, about 48% of our total electricity consumption stemmed from renewable sources. More specifically, 35% of total electricity consumption is bought by SAP and 13% stems from renewable electricity already available within country electricity grids.

•	Employee turnover: We are committed to attracting, developing and retaining the best people in the industry. We view our turnover rate as an important gauge of our performance. In 2010, our global employee turnover rate was 9%, a decrease compared to 2009 (11%) when employee turnover was also driven by the reduction of workforce under the cost-containment program in 2009.

•	Women in management: Because women are significantly underrepresented in engineering, science, and information technology (IT), the IT industry struggles with gender equality, especially in management. SAP is working to recruit, retain, and promote qualified women. We pay attention to the percentage of women in top management as a measure of our success. Their number remained relatively flat, 11.5% in 2010 compared to 11.0% in 2009.

•	Employee engagement: The engagement of our employees is a leading indicator of being an employer of choice and of our ability to deliver innovative solutions to the market. We measure employee engagement as a combination of commitment, pride, and loyalty, as well as being an advocate of SAP. A bright spot in our recent employee survey was that 83% of our employees confirmed they are proud to work for SAP. At the same time our employee engagement index fell from 69% to 68% between 2009 and 2010. While 68% is still an average ranking compared to the industry benchmark, it is an all-time low for SAP. The employee engagement will be addressed using a comprehensive follow-up process based on activities ranging from education to workshops, team analysis, feedback sessions to action plans.

•	Health: SAP’s health management organization has developed a holistic and comprehensive program to meet the needs of our employees who have sedentary, highly demanding intellectual jobs. We use the Business Health Culture Index (BHCI) to measure the stress/satisfaction balance of employees, an indicator of organizational health and readiness to meet strategic objectives. In 2010, our BHCI was 59% compared to 61% in 2009.

•	Customer satisfaction: We firmly believe that SAP’s success was and will always be linked to the success and satisfaction of our customers. We measure customer satisfaction using a number of indicators. Most importantly, we analyze overall satisfaction and likelihood of our customers to recommend SAP. On a scale of 1 to 10, overall customer satisfaction remains at a satisfactory level of 7.6 globally, compared to 7.7 in 2009. The likelihood to recommend increased by 0.1 to 8.1.

Part I
Item 4

SAP identifies areas that need attention on a yearly basis.

•	Software and software-related service revenue and operating margin: For information about these two sustainability indicators, see the Operating Results (IFRS) section.

As detailed in our Sustainability Report, we are also working to help communities worldwide recognize economic opportunity through the power of IT. We believe in the power of IT as a driver of social innovation, be it in education or as a way to provide more equal access to economic opportunity.

•	Strengthening communities and improving education: SAP gave a total of €12,844,914 in cash donations, we contributed approximately 59,000 volunteer hours in our schools and communities, and donated our technology solutions to 700 eligible non-profit organizations to support our global communities. Through its University Alliances program, SAP donates licenses for its world leading business software to schools and universities and improves career opportunities in business and information technology for more than 200,000 students worldwide

•	Economic opportunity: Our solutions and expertise provide fundamental infrastructure for economic development in our global markets. In 2010, we contributed technology and funding to several pilot programs in Ghana, including the Shea Value Chain Initiative that improves the living conditions for 1,500 Ghanaian women in the shea nut harvesting and butter business, and the Ghana Extractives Industries Transparency Initiative that improves transparency in the oil and mining industries. We have also started initiatives in Haiti to train young entrepreneurs and incubate local businesses to support economic recovery.

For more information about how SAP solutions help companies run better from the environmental, social, and economic perspectives, see the Portfolio of Software and Services section.

SEASONALITY

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2010, 2009, and 2008 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

SALES, MARKETING AND DISTRIBUTION

SAP primarily uses its worldwide network of subsidiaries to market and distribute SAP’s products and services locally. These subsidiaries have entered into license or commissionaire agreements with the SAP entity owning the underlying intellectual property (generally SAP AG) pursuant to which the subsidiary acquired the right to sublicense or sale SAP’s products to customers within a specific territory. Under these agreements, the subsidiaries retain a certain percentage of the revenue generated by the sublicensing activity. We began operating in the United States in 1988 through SAP America, Inc., a wholly owned subsidiary of SAP AG. Since then, the United States has become one of our most important markets.

In addition to our subsidiaries’ sales forces, we have developed an independent sales and support force through value-added resellers unrelated to SAP who assume responsibility for the licensing, implementation and some initial level of support of our solutions. We have also entered into partnerships with major system integration firms, telecommunication firms and computer hardware providers to offer certain SAP Business Suite applications.

Part I
Item 4

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

We are named as a defendant in various legal proceedings for alleged intellectual property infringements. See Note (24) to our Consolidated Financial Statements for a more detailed discussion of these legal proceedings.

ORGANIZATIONAL STRUCTURE

As of December 31, 2010, SAP AG controlled directly or indirectly 203 subsidiaries. Our subsidiaries perform various tasks such as the distribution of SAP’s products and providing SAP services on a local basis, research and development, customer support, marketing, and administration. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.

Part I
Item 4

The following table illustrates our most significant subsidiaries based on revenues as of December 31, 2010:

	Ownership	Country of
Name of Subsidiary	%	Incorporation	Function

Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales & Marketing, Consulting, Training and Administration
Rest of EMEA
SAP (UK) Limited, Feltham	100	Great Britain	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP (Schweiz) AG, Biel	100	Switzerland	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP France S.A., Paris	100	France	Sales & Marketing, Training and Administration
United States
SAP America, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of Americas
SAP Canada Inc., Toronto	100	Canada	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Japan
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of APJ
SAP Australia Pty Limited, Sydney	100	Australia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration

Sybase Inc. (an independent business unit) would constitute a significant subsidiary had we owned Sybase Inc. for the full 2010 fiscal year. This calculation is based on combining the revenue from Sybase, Inc. and its subsidiaries that were realized before we acquired Sybase, Inc. (January to July 2010) and the months since the acquisition (August to December 2010).

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 410,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 170,000 square meters. In approximately 65 countries worldwide, we occupy roughly 1,475,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore (India); Sao Leopoldo (Brazil), London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 285,000 square meters in the EMEA region, excluding

Part I
Item 4, 4A

Germany, approximately 400,000 square meters in the region North and Latin America, and approximately 210,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, customer support, sales and marketing, consulting, training, administration and messaging. Substantially all our facilities are being fully used. For a discussion on our non-current assets by geographic region see Note (29) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of our any of our material assets. We are currently undertaking construction activities in various locations to increase our capacity for future expansion of our business. Some of our significant construction activities are described below, under the heading “Principal Capital Expenditures and Divestitures Currently in Progress.”

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In Singapore, we commenced a project in the second half of 2010 to consolidate three of our current offices into one new building. The project involved moving approximately 830 employees to the new location. The total cost of this project was approximately €13 million. We funded this project with internally generated cash flows. The consolidation of these offices was completed by the end of 2010 and the employees have occupied the new building since early January 2011.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our capital expenditures for property, plant, and equipment amounted to €287 million for 2010 (2009: €207 million; 2008: €344 million). Capital expenditures in 2010 for property, plant, and equipment increased compared to 2009 due mainly to an increase in spending on IT hardware and cars. The decrease from 2008 to 2009 was mainly due to a decrease in spending on real estate and buildings. For a related discussion on our property, plant, and equipment see Note (17) to our Consolidated Financial Statements.

Our capital expenditures for intangible assets such as software licenses, acquired technologies and customer contracts amounted to €1,814 million in 2010 from €51 million in 2009 (2008: €1,043 million). This increase was due primarily to the acquisition of Sybase. Our investments allocated to goodwill amounted to €3,401 million in 2010 from €41 million in 2009 (2008: €3,511 million). This increase was due primarily to the acquisition of Sybase. The significant decrease from 2008 to 2009 in the additions to goodwill and intangible assets was primarily attributable to the acquisition of BusinessObjects in 2008, whereas in 2009 we only had some small acquisitions. For further details on acquisitions and related capital expenditures, see Note (4) and Note (16) to our Consolidated Financial Statements.

For further information regarding the principal markets in which SAP competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Operating Results” of this report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Part I
Item 5

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Our principal sources of revenue are sales of software products and related services. Software revenue is primarily derived from software license fees that customers pay to use our products. Support revenue is derived from support services which provide the customer with unspecified upgrades, updates and enhancements and software support. Our software and support revenue is included within software and software-related services on our income statement. In addition to those revenue streams, our software and software-related service revenue includes subscription and other software-related service revenue.

Subscription revenues flow from contracts that have both a software element and a support element. Subscription contracts typically give our customers the use of current software and the right to unspecified future products. We typically charge a fixed monthly or quarterly fee for a definite term up to five years. Software rental revenue flows from software rental contracts, which include software and support service elements. These contracts provide the customer with current software products and support but do not provide the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement. Our revenue from other software-related services includes revenue from our on-demand offerings, from hosting contracts that do not entitle the customer to readily exit the arrangement, and from software-related revenue-sharing arrangements.

We also earn revenue from our professional services, which are included within professional services and other service revenue on our income statement. This revenue consists of consulting and other service revenue; consulting revenue is primarily derived from the services rendered with respect to implementation of our software products and other service revenue results primarily from our training and hosting activities; and the messaging services business that we acquired as a part of the Sybase acquisition.

Other service revenue primarily results from training revenue and messaging revenue; training revenue results from rendering training for customer project teams and end-users, as well as training third-party consultants with respect to SAP software products. Our messaging revenue primarily results from per message transaction fees. Hosting revenue results from non-mandatory hosting services, application management services, and sales commission received from third-parties. Non-mandatory hosting services revenue consists of revenue from hosting contracts from which the customer can readily exit if it wishes to run the software on its own systems.

See “Item 4. Information about SAP — Portfolio of Software and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	the economic conditions that we believe impacted our performance in 2010;

•	our outlook for 2010 compared to our actual performance (non-IFRS);

•	a discussion of our operating results for 2010 compared to 2009 and for 2009 compared to 2008;

•	the economic conditions we believe will impact our performance in 2011; and

•	our operational targets for 2011 (non-IFRS).

The preceding overview should be read in connection with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3.

Part I
Item 5

Key Information — Risk Factors” and “Item 18. Financial Statements.”

ECONOMIC CONDITIONS

Global Economic Trends

There was “positive momentum” behind the global economy in 2010, with economic activity growing more vigorous worldwide, leading economic research bodies report. The revival of activity was, however, less pronounced than it had been in the early stages of recovery after past economic crises. And although the first half of 2010 saw a steep rebound in the global economy, progress faltered in the second half. One contributory factor was that, increasingly, governments were withdrawing their stimulus programs.

The emerging markets recuperated better from the crisis than the advanced economies. Overall in 2010, the emerging market economies grew sturdily. By contrast, the advanced nations struggled all year with labor markets that were weak and consumer markets that had little faith in sustained recovery. In consequence, the recovery remained relatively frail in the advanced nations.

The strength of the recovery in the EMEA region was uneven. The euro area economies expanded slowly but surely, although not to precrisis levels. Recovery in the euro area drew strength from a revival of export trade and an increase in consumer spending. On the other hand, the banks’ circumspect lending policy continued to drag on progress. Among the euro area countries, the German economy was notably upbeat in 2010: It made considerable progress, resulting in a surprisingly rapid improvement in the employment situation in Germany over the year. The economies of Central and Eastern Europe, which had taken a severe blow in the crisis, fared less well, with domestic demand remaining inadequate to support any strong rebound. In Africa and the Middle East, economies turned the corner and began to grow again. Chief among the factors encouraging recovery there were the price of petroleum, which rose again, and government stimulus measures, with which the governments of petroleum-exporting countries aided sectors of the economy unrelated to oil.

In the Americas region, U.S. economic recovery hesitated from the second quarter of 2010 despite plentiful government stimulus programs. Industrial output expanded slowly; only consumer spending increased in the fourth quarter. By the end of 2010, the U.S. economy had recovered to approximately its precrisis level. However, in Latin America high single-digit percentage growth was sustained throughout the year, greatly supported by buoyant commodity prices.

The emerging economies of the Asia Pacific Japan (APJ) region grew fastest of all in 2010. Helped by burgeoning domestic demand and government measures, the average of gross domestic product (GDP) percentage increases in these countries was just short of double digits. Economic growth was so stable and self-supporting that, by the end of the year, the emerging economies in the APJ region had surpassed their precrisis levels. Alone in the region, the Japanese economy had not recovered from the crisis by the end of the year. Despite two fiscal packages, it was stalled significantly below the level it had attained before the recession. As an export-oriented economy, Japan’s major difficulty lay in the persistently weak demand from its overseas customers.

The IT Market

In 2010, the global IT market recovered from the crisis of the preceding two years. Percentage growth in worldwide IT investment for the year was in the upper single digits. Goldman Sachs reports that by the end of the year, IT investment was greater than at any time since 2007. The final quarter was true to normal for the season, and no longer suffering from the effects of the crisis.

Throughout the year, IT investment grew more rapidly in the emerging economies than in the advanced nations. According to International Data Corporation (IDC), a market

Part I
Item 5

research firm based in the United States, the difference is that in the advanced nations, businesses and consumers were cautious about spending in view of the crisis, and banks remained cautious about lending. The disparity might have been greater still, IDC says, had the IT market in the advanced nations not benefited almost all year from government stimulus programs.

IDC reports that the market for hardware grew by double-digit percentages in 2010, as businesses made investments they had postponed during the crisis. However, growth in the software and services market was in the lower single-digit range. Nonetheless, several new technologies gained in importance in 2010. For example, the social Web began to penetrate the world of business, according to Forrester, a market research organization based in the United States. Forrester notes that new, nonrelational database technologies were another feature of the software market in 2010. They manage very large numbers of users and volumes of data, and they may replace relational databases. Another market research firm based in the United States, Gartner, reports that the market for software as a service (SaaS) grew by a double-digit percentage in 2010.

Reporting specifically about the EMEA region, IDC notes that in Western Europe investment in IT increased markedly in 2010 after the crisis. IDC reports that in the Americas region, it was mainly small and medium businesses that started to invest in IT again in 2010 and that the hardware segment and the software and services segment were at the forefront. In 2010, IT investment in the APJ region grew even more strongly than IDC had projected, but IDC says this was largely because investment had contracted more there in the 2009 crisis than it had originally expected.

OUTLOOK FOR 2010

Performance Against Outlook for 2010 (Non-IFRS)

Our 2010 operating income-related internal management goals and published outlook were based on non-IFRS terms. For this reason, in the following section we discuss performance against our outlook exclusively and expressly in terms of non-IFRS numbers derived from IFRS measures. All subsequent discussions in the Operating Results (IFRS) section are in terms of IFRS measures. As a result, the numbers in that section are not explicitly identified as IFRS measures.

Outlook for 2010 (Non-IFRS)

At the beginning of 2010, we projected that our operating margin (non-IFRS) for 2010 would be between 30% and 31% (2009: 27.4%) on a constant currency basis. We also anticipated in 2010 that software and software-related service revenue (non-IFRS) would increase between 4% and 8% on a constant currency basis (2009: €8.2 billion).

In April 2010, we confirmed the outlook we published in January 2010. In July 2010, we changed our outlook to take into account the acquisition of Sybase: we expected 2010 non-IFRS software and software-related service revenue to increase between 9% and 11% on a constant currency basis (2009: €8.2 billion). We still expected SAP’s business without Sybase results to contribute 6 to 8 percentage points to this growth. We expected the 2010 non-IFRS operating margin to be between 30% and 31% (2009: 27.4%) on a constant currency basis.

In October 2010, we reiterated the outlook we published in July 2010.

Throughout 2010, we projected an effective tax rate of between 27.5% and 28.5% (IFRS) for 2010 (2009: 28.1%).

Part I
Item 5

To assist in understanding our 2010 performance as compared to our 2010 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

		Support				Currency	Non-IFRS
		Revenue Not				Effect on the	Financial
	IFRS	Recorded	Acquisition-		Non-IFRS	Non-IFRS	Measure at
	Financial	Under	Related	Discontinued	Financial	Financial	Constant
	Measure	IFRS	Charges	Activities	Measure	Measure	Currency
	€ millions, except operating margin

Software and software-related service revenue	9,794	74	n/a	n/a	9,868	−570	9,298
Total revenue(1)	12,464	74	n/a	n/a	12,538	−709	11,829
Operating profit(1)	2,591	74	300	983	3,947	−339	3,608
Operating margin in %	20.8	0.5	2.4	7.8	31.5	−1.0	30.5

(1)	Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin, and are included in this table for the convenience of the reader.

2010 Actual Performance Compared to Outlook (Non-IFRS)

On a constant currency basis, our non-IFRS software and software-related service revenue grew 13% in 2010 to €9.3 billion (2009: €8.2 billion), surpassing the outlook we published in January 2010 (4% to 8%) and updated outlook we published in July 2010 (9% to 11%). The increase was primarily due to the incipient economic recovery in 2010, which encouraged new and existing customers to considerably step up investment. SAP’s business without Sybase results contributed 10 percentage points to non-IFRS software and software-related service revenue growth on a constant currency basis.

Our 2010 non-IFRS operating margin on a constant currency basis was 30.5%, meeting the outlook we provided in 2010 (30% to 31%). Our 2010 non-IFRS operating margin was 3.1 percentage points higher than the previous year’s non-IFRS operating margin of 27.4%. In contrast to 2009, restructuring expenses did not materially impact our operating margin in 2010, whereas in 2009 restructuring expenses negatively impacted our non-IFRS operating margin by 1.8 percentage points.

We achieved an effective tax rate of 22.5% for 2010 (based on IFRS), which is considerably lower than the effective tax rate projected for 2010 (27.5% to 28.5%). This decrease in comparison to the outlook mainly resulted from the tax effect of the increase in provision recorded for the TomorrowNow litigation.

OPERATING RESULTS (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS numbers are not explicitly identified as such.

We acquired Sybase at the end of July 2010. Therefore, the Sybase results are incorporated in our results only for the months August to December 2010.

Part I
Item 5

Our 2010 Results Compared to our 2009 Results (IFRS)

Revenue

			Change
	2010	2009	2010 vs 2009
	€ millions

Software revenue	3,265	2,607	25%
Support revenue	6,133	5,285	16%
Subscription and other software-related service revenue	396	306	29%
Software and software-related service revenue	9,794	8,198	19%
Consulting revenue	2,197	2,074	6%
Other service revenue	473	400	18%
Professional services and other service revenue	2,670	2,474	8%
Total revenue	12,464	10,672	17%

Total Revenue

Total revenue increased from €10,672 million in 2009 to €12,464 million in 2010, representing an increase of €1,792 million or 17%. SAP’s business without the Sybase results contributed 14% to this growth. This total revenue growth reflects a 10% increase from changes in volumes and prices and a 7% increase from currency effects. Specifically, our software revenue increased by €658 million as compared to 2009 and our support revenue increased by €848 million as compared to 2009. Additionally, our SSRS revenue increased, resulting in software and software-related service revenue of €9,794 million in 2010. Software and software-related service revenue represented 79% of our total revenue in 2010 compared to 77% in 2009. Professional services and other service revenue contributed €2,670 million to our total revenue in 2010. This represents an increase of 8% compared to 2009. Professional services and other service revenue accounted for 21% of our total revenue in 2010 compared to 23% in 2009.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from software subscriptions, on-demand offerings, rentals, and other types of software-related service contracts.

In 2010, software and software-related service revenue increased from €8,198 million in 2009 to €9,794 million, representing an increase of 19%. The software and software-related service revenue growth reflects a 13% increase from changes in volumes and prices and a 6% increase from currency effects. SAP’s business without the Sybase results contributed 16% to this growth.

Software revenue increased from €2,607 million in 2009 to €3,265 million in 2010, representing an increase of €658 million or 25%. The software revenue growth consists of a 16% increase from changes in volumes and prices and a 9% increase from currency effects.

SAP Business Suite revenue contributed most to the overall organic increase in software revenue, followed by SAP BusinessObjects solutions as well as our products based on our SAP NetWeaver platform.

Our customer base increased again in 2010. Based on the value of software orders

Part I
Item 5

received, excluding Sybase, 18% of our software orders received in 2010 were attributable to deals with new customers (2009: 17%). The value of software orders received, excluding Sybase, increased 21% year over year. The total number of new software deals closed, excluding Sybase, increased by 5% to 44,875 (2009: 42,639).

Support revenue increased from €5,285 million in 2009 to €6,133 million in 2010, representing an increase of €848 million or 16%. This support revenue growth reflects a 10% increase from changes in volumes and prices and a 6% increase from currency effects. The SAP Enterprise Support maintenance service was the largest contributor to our support revenue. Our increased support revenue resulted from our stable customer base and the continued sale of software to existing and new customers throughout 2010.

Subscription and other software-related service revenue increased €90 million or 29% to €396 million compared to €306 million in 2009. The increase in revenue reflects a 25% increase from volumes and prices and a 4% increase from currency effects. It derives primarily from subscription contracts concluded in 2009 and 2010.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of training revenue from providing educational services to customers and partners on the use of our software products and related topics, such as revenue from the Sybase acquired messaging services business.

Professional services and other service revenue increased €196 million or 8% from €2,474 million in 2009 to €2,670 million in 2010. The rise consists of a 2% increase from changes in volumes and prices and a 6% increase from currency effects.

Consulting revenue increased 6% from €2,074 million in 2009 to €2,197 million in 2010. The increase was derived from currency effects. In 2010, consulting contributed 82% of professional services and other service revenue (2009: 84%). Consulting revenue contributed 18% of total revenue (2009: 19%). A substantial portion of consulting revenue follows on from software license sales. Software license sales were relatively weak in 2009. In this context, the growth in consulting revenue in 2010 is unremarkable.

Other service revenue increased 18% from €400 million in 2009 to €473 million in 2010. The other service revenue increase consists of a 13% increase from changes in volumes and prices and a 5% increase from currency effects. This increase resulted primarily from training revenue, hosting revenue that the SAP IT organization generates by operating, managing, and maintaining SAP solutions and messaging revenue from Sybase, which we acquired in July 2010.

Part I
Item 5

Revenue by Region and Industry

Revenue by Region

			Change in %
	2010	2009	2010 vs 2009
	€ millions

Germany	2,195	2,029	8%
Rest of EMEA	4,068	3,614	13%
Total EMEA	6,263	5,643	11%
United States	3,243	2,695	20%
Rest of Americas	1,192	925	29%
Total Americas	4,435	3,620	23%
Japan	513	476	8%
Rest of APJ	1,253	933	34%
Total APJ	1,766	1,409	25%
Total revenue	12,464	10,672	17%

Revenue by Industry

			Change in %
	2010	2009	2010 vs. 2009
	€ millions

Process industries	2,529	2,008	25%
Discrete industries	2,420	2,127	14%
Consumer industries	2,367	1,976	21%
Service industries	2,788	2,516	10%
Financial services	1,058	909	16%
Public services	1,302	1,136	14%
Total revenue	12,464	10,672	17%

Revenue by Region

We operate our business in three principal geographic regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which comprises Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on where the customer is located. For additional information with respect to operations by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

The EMEA Region

In 2010, 50% of our total revenue was derived from the EMEA region (2009: 53%). Our revenue from the EMEA region grew 11% in 2010 to €6,263 million (2009: €5,643 million). This growth reflects an 8% increase from changes in volumes and prices and a 3% increase from currency effects. Total revenue in Germany increased 8% to €2,195 million in 2010 (2009: €2,029 million). Germany contributed 35% to our total revenue from the EMEA region, which is a decrease of 1 percentage point compared to 2009. Other EMEA revenue in 2010 originated primarily from the United Kingdom, France, Switzerland, the Netherlands, Italy, and Russia. Software and software-related service revenue generated in the EMEA region in 2010 totaled €4,883 million (2009: €4,336 million). Software and software-related service revenue accounted for 78% of all revenue in the EMEA region in 2010 (2009: 77%).

The Americas Region

Of our 2010 total revenue, 36% (2009: 34%) was recognized in the Americas region. Revenue in the region increased 23% to €4,435 million in 2010. Revenue from the

Part I
Item 5

United States rose 20% to €3,243 in 2010, which represents an increase of 13% from changes in volumes and prices and a 7% increase from currency effects. The United States contributed 73% (2009: 74%) of the Americas region revenue. Revenue from the rest of the Americas region increased 29% to €1,192 million, which represents an increase of 15% from changes in volumes and prices and a 14% increase from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico. In 2010, software and software-related service revenue from our Americas region grew 26% to €3,427 million (2009: €2,718 million). This growth included a 9% increase from currency effects. Software and software-related service revenue represented 77% of all revenue in the Americas region in 2010 (2009: 75%).

The APJ Region

In 2010, the APJ region contributed 14% (2009: 13%) to our total revenue, with most of this revenue being derived from Japan. In the APJ region, revenue rose by 25% to €1,766 million in 2010. Revenue from Japan increased 8% to €513 million, which represents 29% (2009: 34%) of our revenue from the APJ region. The revenue rise in Japan reflects a 5% decrease due to changes in volumes and prices and a 13% increase from currency effects. Together, the other countries in the APJ region — principally Australia, India, and China — saw a 34% increase in revenue, reflecting a 16% increase in volumes and prices and an 18% increase from currency effects. In 2010, our APJ region achieved software and software-related service revenue growth of 30% (including 17% from currency effects) to reach €1,485 million (2009: €1,144 million). Software and software-related service revenue represented 84% of all revenue in the APJ region in 2010 (2009: 81%).

Revenue by Industry

We have identified six industry sectors on which to focus our development efforts in the key industries of our existing and potential customers. We provide best business practices and specific integrated business solutions to those industries. We allocate our customers to an industry at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

Our revenue growth percentage in every industry sector was in double digits in 2010. Two of our industry sectors outperformed the Company’s total revenue growth percentage of 17% in 2010: process manufacturing industries achieved €2,529 million revenue and a year-over-year growth rate of 26%; and consumer industries achieved €2,367 million revenue at a growth rate of 20%. Our other industry sectors performed as follows: Financial services industries revenue grew 16% to €1,058 million; public service industries achieved €1,302 million revenue, an increase of 15%; discrete manufacturing industries revenue was €2,420 million, an increase of 14%, and service industries revenue grew 11% to €2,788 million.

Part I
Item 5

Operating Profit and Margin

Total Operating Expense

			Change
	2010	2009	2010 vs. 2009
	€ millions

Cost of software and software-related services	−1,823	−1,658	10%
Cost of professional services and other services	−2,071	−1,851	12%
Research and development	−1,729	−1,591	9%
Sales and marketing	−2,645	−2,199	20%
General and administration	−636	−564	13%
Restructuring	3	−198	<-100%
TomorrowNow litigation	−981	−56	>100%
Other operating income, net	9	33	−73%
Total operating expenses	−9,873	−8,084	22%

Operating Profit and Operating Margin

			Change
	2010	2009	2010 vs. 2009
	€ million, except for operating margin

Operating profit	2,591	2,588	0%
Operating margin in %	20.8	24.3	−3.5pp

Operating Profit and Operating Margin

In 2010, our operating profit was almost unchanged year over year at €2,591 million (2009: €2,588 million) despite costs totaling €981 million (2009: €56 million) that negatively impacted our operating profit. These costs resulted from an increase in the provision we recorded for the TomorrowNow litigation. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Financial Statements section, Note (24). Acquisition-related charges of €300 million (2009: €271 million) also had a greater effect on operating profit than in the previous year.

Our operating margin was 20.8% (2009: 24.3%), a decrease of 3.5 percentage points. Acquisition-related charges and effects from discontinued TomorrowNow activities negatively impacted our operating margin by 10.3 percentage points in 2010 (2009: 3.1 percentage points). In 2009, restructuring charges of €198 million impacted the operating margin by 1.9 percentage points, whereas in 2010 restructuring expenses did not materially impact our operating margin.

Our total operating expenses increased €1,789 million or 22% to €9,873 million compared with €8,084 million in 2009, primarily as a result of the greater expense from discontinued TomorrowNow activities and the acquisition of Sybase.

The sections that follow discuss our costs by line item. All cost line items below were impacted by the inclusion of Sybase for the months August to December 2010.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of various customer support costs, cost of developing custom solutions that address customers’ unique business requirements, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

Part I
Item 5

Cost of software and software-related services increased 10% from €1,658 million in 2009 to €1,823 million in 2010. The principal reason for this increase was an increase in headcount to cover growing demand for SAP Enterprise Support in 2010, demand that was also reflected in growing software-related service revenue. The margin on our software and software-related services, defined as the ratio of the gross software and software-related services result to software and software-related service revenue, expressed as a percentage, was 81% in 2010 (2009: 80%).

Cost of Professional Services and Other Services

Cost of professional services and other services consists primarily of the cost of consulting and training personnel and the cost of bought-in third-party consulting and training resources. This item also includes sales and marketing expenses for our professional services and other services resulting from sales and marketing efforts where those efforts cannot be clearly distinguished from providing the professional services and other services.

Cost of professional services and other services rose 12% from €1,851 million in 2009 to €2,071 million in 2010. The margin on our professional services and other services, defined as the ratio of the gross professional services and other services result to professional services and other services revenue, expressed as a percentage, was 22% in 2010 (2009: 25%).

The reasons for the decline in the profitability of our professional services and other services were investments we made to prepare for growing demand in 2010 after the downturn in 2009 and costs incurred on unprofitable consulting contracts.

Research and Development

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our

R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Our total R&D expense rose 9% to €1,729 million in 2010. The increase was mainly due to the inclusion of Sybase and to unfavorable currency effects.

Our R&D expense as a percentage of total revenue declined to 14% (2009: 15%). Total revenue increased more steeply than R&D expense, resulting in a reduction in the R&D ratio.

Sales and Marketing

Sales and marketing expense consists mainly of personnel costs and direct sales costs to support our sales and marketing lines of business in selling and marketing our products and services.

Sales and marketing expenses increased 20% to €2,645 million in 2010 compared to €2,199 million in 2009. The increase was mainly due to increased travel and marketing expenses driven by an increase in our business activity, and unfavorable currency effects. By increasing our sales force we accelerated our revenue growth. Sales and marketing expense as a percentage of total revenue was 21% in 2010, little changed since 2009.

General and Administration

Our general and administration (G&A) expense consists mainly of personnel costs to support our finance and administration functions.

Our G&A expense rose from €564 million in 2009 to €636 million in 2010, representing an increase of 13%. The increase in cost was mainly driven by the inclusion of Sybase and by unfavorable currency effects. G&A expenses as a percentage of total revenue in 2010 were consistent with the 2009 level of 5%.

Part I
Item 5

Segment Discussions

The acquisition of Sybase, Inc. affected our internal reporting to management. In addition to our previously reported segments, Product, Consulting, and Training, we added a new reportable segment: Sybase. While this new segment is named Sybase, it is not identical to the acquired Sybase business since parts of the acquired business are now integrated with and thus reported in other segments, and certain SAP activities are now in our Sybase segment.

Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For further details of our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (29).

			Change in %
Product Segment	2010	2009	2010 vs. 2009
	€ millions, unless otherwise stated

External revenue	9,020	7,846	15
Segment expenses	−3,625	−3,115	16
Segment contribution	5,395	4,731	14
Segment profitability	60%	60%	0pp

			Change in %
Consulting Segment	2010	2009	2010 vs. 2009

External revenue	2,714	2,498	9
Segment expenses	−1,968	−1,717	15
Segment contribution	746	781	−5
Segment profitability	28%	31%	−4pp

			Change in %
Training Segment	2010	2009	2010 vs. 2009

External revenue	362	332	9
Segment expenses	−226	−217	4
Segment contribution	136	115	18
Segment profitability	38%	35%	3pp

			Change in %
Sybase Segment	2010	2009	2010 vs. 2009

External revenue	387	0	N/A
Segment expenses	−260	0	N/A
Segment contribution	127	0	N/A
Segment profitability	33%	N/A	N/A

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

Product segment revenue increased 15% from €7,846 million in 2009 to €9,020 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 7%

Part I
Item 5

increase from currency effects. The increase was driven by an increase in customer licensing of our software, which in turn contributed to an increase in support revenue. Software revenue as part of the total Product segment revenue increased 17% from €2,373 million in 2009 to €2,766 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 9% increase from currency effects. Support revenue increased 14% from €5,076 million in 2009 to €5,776 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 6% increase from currency effects. Subscription and other software-related service revenue increased 28% from €304 million in 2009 to €387 million in 2010.

Product segment expenses increased 16% from €3,115 million in 2009 to €3,625 million in 2010. Expenses from the sales line of business account for roughly 54% of the entire Product segment expenses, while expenses from the marketing line of business account for roughly 17% and expenses from the service and support line of business account for roughly 29% of overall Product segment expenses. The increase in Product segment expenses is related to accelerated business activities due to incipient economic recovery in 2010.

Product segment contribution increased 14% from €4,731 million in 2009 to €5,395 million in 2010. Product segment profitability remained at 60% in 2010.

Consulting Segment

The Consulting segment is primarily engaged in the implementation of our software products.

Consulting segment revenue increased 9% from €2,498 million in 2009 to €2,714 million in 2010. This growth reflects a 3% increase from changes in volumes and prices and a 6% increase from currency effects. Geographically all regions contributed to this segment revenue increase, predominantly in North America and our APJ region.

Consulting segment expenses increased 15% from €1,717 million in 2009 to €1,968 million in 2010. This expense growth was primarily the result of investments to prepare for the increased demand in 2010 after the downturn in 2009.

Consulting segment contribution decreased 5% from €781 million in 2009 to €746 million in 2010. Consulting segment profitability was 27% in 2010 compared to 31% in 2009.

Training Segment

The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training and end-user training, as well as e-learning.

Training segment revenue was €362 million in 2010, which represents an increase of 9% from €332 million in 2009. This growth reflects a 2% increase from changes in volumes and prices and a 7% increase from currency effects. Geographically, the Americas and APJ regions were the primary contributors to our 2010 Training segment revenue increase. In 2010, our Training segment revenue growth was especially high in North America, with a 29% increase, whereas Training segment revenue decreased 3% in the EMEA region.

Our Training segment expenses increased 4% from €217 million in 2009 to €226 million in 2010. Costs increased to support the growing business activities in 2010 after the downturn in 2009.

The Training segment contribution increased 18% from €115 million in 2009 to €136 million in 2010. Training segment profitability was 38% in 2010 compared to 35% in 2009.

Part I
Item 5

Sybase Segment

The Sybase segment is primarily engaged in enabling the unwired enterprise for customers and partners by delivering enterprise and mobile software solutions for information management, development, and integration. The measurement of the result for the Sybase segment differs from the measurements for the other segments, as the Sybase segment result includes development, administration, and other corporate expenses while these expenses are excluded from the measurement of the results of the other segments.

Sybase segment revenue was €387 million, mainly driven by sales of databases, mobility solutions, and messaging services. Sybase segment expenses were €260 million in 2010.

The Sybase segment contribution was €127 million in 2010, resulting in a Sybase segment profitability of 33%.

Finance Income, Net

Finance income, net, improved to -€67 million (2009: -€80 million). Our finance income in 2010 was €73 million (2009: €37 million) and our finance costs were €140 million (2009: €117 million).

Finance income mainly consists of interest income from loans and receivables (e.g. cash, cash equivalents, and current investments; €34 million in 2010 compared to €35 million in 2009). The decrease was mainly due to interest rate reductions which were partly offset by an increase in average liquidity in 2010 compared to 2009.

Finance cost mainly consists of interest expense on financial liabilities (€77 million in 2010 compared to €63 million in 2009). The increase compared to 2009 resulted mainly from the financial debt incurred in connection with the Sybase acquisition. We used bank loans, bonds, and private placements to finance this acquisition. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b). In addition, the pending TomorrowNow litigation caused interest expenses of €12 million in 2010 (2009: €0 million).

Another significant contribution to the finance income, net in 2010 came from the derivatives that we utilize to execute our financial risk management strategy. These derivatives caused time value effects that were reflected in interest income with an amount of €25 million (2009: €0 million) and in interest expense with an amount of €31 million (2009: €38 million).

Income Tax

The 2010 effective tax rate was 22.5% compared to 28.1% in 2009. Approximately 5 percentage points of this decrease resulted from the increase in provision recorded for the TomorrowNow litigation. For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Part I
Item 5

Our 2009 Results Compared to our 2008 Results (IFRS)

Revenue

			Change
	2009	2008	2009 vs. 2008
	€ millions

Software revenue	2,607	3,606	−28%
Support revenue	5,285	4,602	15%
Subscription and other software-related service revenue	306	258	19%
Software and software-related service revenue	8,198	8,466	−3%
Consulting revenue	2,074	2,498	−17%
Other service revenue	400	611	−35%
Professional services and other service revenue	2,474	3,109	−20%
Total revenue	10,672	11,575	−8%

Total Revenue

Total revenue decreased from €11,575 million in 2008 to €10,672 million in 2009, representing a decrease of €903 million or 8%. This entire decrease was caused by changes in volumes and prices. The decline mainly relates to a decrease in software revenue of €999 million or 28% as compared to 2008. This decrease was offset in part by increased support and subscription revenue, which resulted in software and software-related service revenue of €8,198 million in 2009. Software and software-related service revenue represented 77% of our total revenue in 2009 compared to 73% in 2008. Professional services and other service revenue contributed €2,474 million to our total revenue in 2009. This represents a decrease of 20% compared to 2008. Professional services and other service revenue accounted for 23% of our total revenue in 2009 compared to 27% in 2008.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

In 2009, software and software-related service revenue decreased from €8,466 million in 2008 to €8,198 million, representing a decrease of €268 million or 3%. This decrease was caused by a decrease in software revenue that was countered by a smaller increase in support revenue.

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

SAP Business Suite revenue contributed most to the overall decrease of software revenue with a 38% decrease, but a recovery started in the second half of 2009. Positive contribution to software revenue development came from customer development projects (the development of customer specific software solutions), which rose 35% compared to 2008.

Throughout 2009 our customer base remained relatively stable. Based on the number of deals closed, 37% of our software revenue in 2009 was attributable to contracts with new customers (2008: 32%). The total number

Part I
Item 5

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

Subscription and other software-related service revenue increased €48 million or 19% to €306 million compared to €258 million in 2008. The increase in revenue reflects a 16% increase from volumes and prices and a 3% increase from currency effects. The increase related primarily to new global enterprise agreements and flexible license agreements representing a foundation for future subscription and other software-related service revenue growth.

Professional Services and Other Service Revenue

Professional services and other service revenue decreased from €3,109 million in 2008 to €2,474 million in 2009, representing a decrease of €635 million or 20% due entirely to changes in volumes and prices. The decrease in professional services and other service revenue is mainly due to economic conditions, which caused our customers to decrease their spending on software, postpone implementation projects, and reduce training activities.

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

Other service revenue decreased from €611 million in 2008 to €400 million in 2009, representing a decrease of 35%. The decline was mainly attributable to a decrease in training revenue of 37%. The decline in training revenue resulted primarily from economic conditions, which led customers to implement tight cost controls on software projects and related user enabling. This led to a significant decrease of attendee rates in our training offerings. In addition, our hosting revenue, generated by operating, managing, and maintaining SAP solutions, decreased by 17%.

Part I
Item 5

Revenue by Region and Industry

Revenue by Region

			Change in %
	2009	2008	2009 vs. 2008
	€ millions

Germany	2,029	2,193	−7%
Rest of EMEA	3,614	4,013	−10%
Total EMEA	5,643	6,206	−9%
United States	2,695	2,890	−7%
Rest of Americas	925	990	−7%
Total Americas	3,620	3,880	−7%
Japan	476	515	−8%
Rest of APJ	933	974	−4%
Total APJ	1,409	1,489	−5%
Total revenue	10,672	11,575	−8%

Revenue by Industry

			Change in %
	2009	2008	2009 vs. 2008
	€ millions

Process industries	2,008	2,367	−15%
Discrete industries	2,127	2,434	−13%
Consumer industries	1,976	2,235	−12%
Service industries	2,516	2,706	−7%
Financial services	909	774	17%
Public services	1,136	1,059	7%
Total revenue	10,672	11,575	−8%

Revenue by Region

The EMEA Region

In 2009, 53% (2008: 54%) of our total revenue was derived from the EMEA region. Our total revenue from the EMEA region was €5,643 million, which represents a decline of 9% compared to 2008 (2008: €6,206). This decrease reflects a 7% decrease from changes in volumes and prices and a 2% decrease from currency effects. Total revenue in Germany decreased 7% to €2,029 million in 2009 (2008: €2,193 million). Germany contributed 36% to our total revenue from the EMEA region in 2009, which is a slight increase of 0.6 percentage points compared to 2008. Most of the rest of our EMEA revenue in 2009 originated from the United Kingdom, France, Switzerland, the Netherlands, Italy, and Spain.

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

Part I
Item 5

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

Revenue by Industry

In comparison with our total revenue change in 2009, we outperformed in the financial services industry sector with revenue of €909 million, which represents a growth rate of 17%, and in public services, where our total revenue amounted to €1,136 million, representing an increase of 7% compared to 2008. In financial services, we performed particularly well due to our increased industry focus in banking and insurance.

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

Operating Profit and Operating Margin

Total Operating Expense

Change
	2009	2008	2009 vs. 2008
€ millions

Cost of software and software-related services	−1,658	−1,672	−1%
Cost of professional services and other services	−1,851	−2,285	−19%
Research and development	−1,591	−1,627	−2%
Sales and marketing	−2,199	−2,546	−14%
General and administration	−564	−624	−10%
Restructuring	−198	−60	>100%
TomorrowNow litigation	−56	−71	−21%
Other operating income, net	33	11	>100%
Total operating expenses	−8,084	−8,874	−9%

Operating Profit and Operating Margin

			Change
	2009	2008	2009 vs. 2008
	€ million, except for operating margin

Operating profit	2,588	2,701	−4%
Operating margin in %	24.3	23.3	1.0pp

Part I
Item 5

Cost-Containment Measures in 2009

We announced in January 2009 that to enable our company to adapt its size to market conditions and the broader impact of the global recession, we were implementing a global reduction of our workforce to 48,500 by year-end 2009, taking full advantage of attrition as a factor in reaching this goal. We confirmed the announcement in July and October of 2009. In 2009, we incurred a restructuring charge of €198 million, which was recorded in total operating expenses. To counter these additional costs and to react to the global financial crisis, throughout 2009 we continued the cost-containment measures we initially implemented in the fourth quarter of 2008.

Total Operating Expenses

Our total operating expenses for 2009 decreased to €8,084 million compared to €8,874 million in 2008 representing a decrease of €790 million or 9%. The main driver for this decrease was the cost-containment measures implemented in the fourth quarter of 2008 and continued through 2009. These cost savings realized through the cost-containment measures were partially offset by the restructuring charges mentioned above and an increase in variable compensation resulting from overachievement of our company targets in 2009 (especially in Germany), in comparison to 2008.

Cost of Software and Software-Related Services

The cost of software and software-related services decreased 2% from €1,743 million in 2008 to €1,714 million in 2009. As a percentage of software and software-related service revenue, cost of software and software-related services remained stable at 21% in 2009.

Throughout 2009 the support organization continued its efforts to improve the efficiency of our processes by continuing to move into low-cost locations (Bulgaria, China, and India). Approximately 23% of our global support resources were based in the low-cost locations at the end of 2009, which is an increase of 1.5 percentage points compared to 2008.

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

Part I
Item 5

General and Administration

G&A expenses decreased from €624 million in 2008 to €564 million in 2009. This represents a decrease of 10%. This decrease was driven by lower personnel expenses due to the reduction in headcount and cost savings in the area of non-customer-related third-party and travel expenses. As a percentage of total revenue, G&A expenses remained relatively stable compared to the 2008 at 5%.

Operating Profit

Our 2009 operating profit decreased by 4% to €2,588 million (2008: €2,701 million). We were able to achieve this result despite the slowdown in revenue (8%) brought about by the global financial crisis and the additional one-time impact from the restructuring charges (€198 million) incurred in 2009 due to the savings realized from the cost-containment measures, which partially offset the negative impacts of our decreased revenue on our margin.

Operating Margin

Our operating margin, which is the ratio of operating profit to total revenue, expressed as a percentage was 24.3%, one percentage point higher than in the previous year (2008: 23.3%). The €198 million in restructuring charges resulting from the reduction of positions announced in January 2009 negatively impacted our operating margin by 1.9 percentage points.

Segment Discussions

			Change in %
	2009	2008	2009 vs. 2008
	€ millions, unless otherwise stated
Product Segment

External revenue	7,846	8,366	−6
Segment expenses	−3,120	−3,655	−15
Segment contribution	4,726	4,711	0
Segment profitability	60%	56%	4pp

			Change in %
Consulting Segment	2009	2008	2009 vs. 2008

External revenue	2,499	2,824	−12
Segment expenses	−1,724	−2,040	−15
Segment contribution	775	784	−1
Segment profitability	31%	28%	3pp

			Change in %
Training Segment	2009	2008	2009 vs. 2008

External revenue	332	525	−37
Segment expenses	−217	−300	−28
Segment contribution	115	225	−49
Segment profitability	35%	43%	−8pp

Product Segment

Product segment revenue decreased 6% from €8,366 million in 2008 to €7,846 million in 2009. All of the decrease resulted from changes in volumes and prices. The reason for the decrease is that the decline in revenue from software solution licensing was greater than the increase in our support revenue. Software revenue as part of the total Product segment

Part I
Item 5

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

Consulting Segment

Consulting segment revenue decreased 12% from €2,824 million in 2008 to €2,499 million in 2009. This decrease was due entirely to changes in volumes and prices. Geographically the EMEA region, North America, and the APJ region have all contributed to the segment revenue decline. In Latin America revenue also declined, but at a lower rate. We reacted to a decrease in demand for our consulting services by decreasing our Consulting segment resources by 11%. Our headcount reduction was highest in North America and the APJ region at 17% and 16%, respectively. We were able to mitigate this revenue decrease with cost savings realized from the reduction in third-party non-customer-related costs.

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

Training Segment

Training segment revenue was €332 million in 2009, which represented a decrease of 37% from €525 million in 2008. This revenue decrease was due entirely to changes in volumes and prices. Our training revenue shortfall was especially high in the Americas region with a 47% decrease. Revenue decreased 31% in both the EMEA and APJ regions. The primary drivers for this revenue decline were in the area of traditional classroom training (40%) and in education consulting (53%).

Our Training segment expenses decreased 28%, from €300 million in 2008 to €217 million in 2009, mainly due to the decline in demand for our training services and to our cost-containment measures.

The Training segment contribution decreased 49% from €225 million in 2008 to €115 million in 2009. Training segment profitability decreased eight percentage points to 35%.

Finance Income, Net

Finance income, net, decreased to -€80 million (2008: -€50 million). Our finance income in 2009 was €37 million (2008: €98 million) and our finance costs were €117 million (2008: €148 million). Our finance income substantially comprised income from cash and cash equivalents and from current investments. Our 2009 finance costs arose principally in connection with the financing for our acquisition of Business Objects and with our issuance of private placement transactions (“Schuldscheindarlehen”, SSD) in 2009.

Part I
Item 5

The decrease in finance costs in 2009 was mainly due to the repayment of our outstanding credit facility in connection with the Business Objects acquisition. Finance costs associated with our SSD transactions offset part of that effect. The decrease in finance income in 2009 resulted mainly from significant interest-rate reductions, which were only partly offset by an increase in average liquidity since 2008.

Income Tax

Our effective tax rate decreased to 28.1% in 2009 from 29.6% in the previous year. The decrease in our effective tax rate and in our income tax expense in 2009 mainly resulted from nonrecurring acquisition-related items. For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Foreign Currency Exchange Rate Exposure

Although our reporting currency is the euro, a significant portion of our business is conducted in currencies other than the euro. Since the Group’s entities usually conduct their business in their respective functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency; to mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (26) to our Consolidated Financial Statements. Also see Notes (3) and (25) for additional information on foreign currencies.

Approximately 67% and 64% of our total revenue 2010 and 2009, respectively, was attributable to operations in non-euro participating countries. As a result, those revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had a favorable impact on our total revenue of €705 million, profit before tax of €68 million and profit after tax of €72 million for 2010, and had favorable impacts on our total revenue of €18 million, profit before tax of €1 million and unfavorable impacts on our profit after tax of €12 million for 2009. For 2008 the euro had unfavorable impacts on our total revenue of €402 million, profit before tax of €141 million and profit after tax of €122 million.

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

OUTLOOK

Future Trends in the Global Economy

Leading economic research organizations expect the global economy to continue to grow in 2011. They assume the financial markets will return to normal, businesses will be better able to refinance debt and invest more, and private consumption will increase as confidence in sustained economic growth recovers. Accordingly, they foresee full-year growth in the middle of the single-digit percentage range in 2011. Many fiscal stimulus programs will expire during the first half of the year, so recovery will be slower in that period, they predict. In the second half, economic growth is expected to accelerate under its own steam.

The researchers expect the growth disparity between advanced and emerging economies to continue: Tight labor markets will constrain growth in the advanced economies, whereas recovery is expected to progress much more rapidly in the emerging economies.

Looking at the EMEA region, the researchers believe the euro area economy can

Part I
Item 5

expect consistent low single-digit percentage growth in 2011 and 2012. They expect the economy of the euro area to benefit both from greater demand for exports driven by the global recovery and from greater domestic consumer demand. However, they expect slow progress on European labor markets to remain a problem. Demand for Germany’s exports is expected to remain relatively weak, a factor that analysts believe will hold back the further recovery of the German economy. Nonetheless, they expect that in 2011 Germany’s gross national product will return to approximately its pre-crisis level. The Central and Eastern European economies are expected to grow more rapidly than the euro area economies, but not as rapidly as the emerging economies outside of Europe.

Turning to the Americas region, the researchers believe the U.S. economy will continue its protracted recuperation in 2011. The reason for its slow pace is the difficult conditions on the labor market as well as consumer concerns about the sustainability of the economic upswing.

For the APJ region, the research organizations expect two fiscal packages introduced in Japan in late 2010 to have an impact on that country’s economy, leading to growth in the low single-digit percentage range. But increased private consumption, an easing of the labor market, and greater profitability are not expected to make themselves felt until 2012.

The researchers warn that global economic growth may be slower in 2012 than currently projected. Factors that may result in slower growth include depressed housing markets, high government debt associated with the massive fiscal programs of recent years, tight financial markets, and rising commodity prices. On the other hand, there may be factors that result in stronger growth than currently projected. In particular, business and consumer confidence in a sustained economic upturn may improve.

IT Market: The Outlook for 2011

According to International Data Corporation (IDC), a market research firm based in the United States, investment in IT will grow worldwide by a percentage in the middle single digits. Investment bank Goldman Sachs offers similar guidance. UBS, a major Swiss bank, is more cautious, predicting little growth in the global IT market in 2011.

UBS believes the post-crisis rush to buy new hardware, evident in 2010, has run its course, and believes the hardware market will lose momentum in 2011. On the other hand, both IDC and Goldman Sachs believe the hardware market will expand appreciably, helped by more demand for mobile devices (especially smartphones) and network equipment.

Spending on software and services is expected to increase even more in 2011 than it did in 2010. IDC believes this growth will be primarily driven by cloud services, mobile applications, and social networking. In 2011, these are no longer innovations: They belong to the mainstream now and herald a step change in the software market, IDC says. It believes that by 2014, more than one-third of all investment in software will be for cloud services.

IDC predicts the emerging markets will head the standings for IT investment growth. Growth there could be several times more rapid than in the advanced nations. Brazil, China, India, and Russia are expected to lead the way: IDC expects them to account for almost one-half of emerging-market IT spending in 2011. China is expected to be in the vanguard, and may overtake Japan as the second-biggest IT spender in the world by 2013. The emerging markets have been outpacing the world in IT spending for years, and IDC projects that they will account for one-fourth of the global IT market in 2011, and for almost one-third by 2014.

In the EMEA region, UBS foresees marked growth in the IT sector, most conspicuously in Germany. IDC expects IT investment to grow more rapidly in Germany than in the

Part I
Item 5

rest of Western Europe in 2011, but that growth will fall back again in 2012 and 2013. UBS and IDC predict that in 2011, IT investment growth in the United States will be similar to in 2010, that is to say in the middle single-digit percentages. Much of that growth will be generated by small businesses and midsize companies. In the APJ region as a whole, IDC expects IT investment to grow by a rate in the upper single-digit percentages, but in Japan it foresees little expansion of IT spending. It does not expect steeper growth rates there until 2012 to 2014.

The generally optimistic outlook notwithstanding, IDC believes it may possibly have to revise its projections for the IT market downward in the course of the year. It sees developments in the economies of the United States and Western Europe as the major risk to its predictions: The IT business could be impacted unless unemployment there declines and the homes markets improve. Government spending curbs in response to high levels of government debt in the United States and Western Europe also pose a risk, IDC believes.

FORECAST FOR SAP

Delivering on Our Strategy

SAP wants to achieve profitable growth across its portfolio of products and services. We believe that our strategy to double our addressable market by delivering the best business applications for on-premise, on-demand, and on-device, and focusing on groundbreaking innovation positions us favorably in segments of the enterprise market with higher growth rates than expected global GDP growth. Our investments in countries such as Brazil, Russia, India, and China, will extend our position in areas that are growing at an accelerated rate, while, we plan to continue to grow our market share in all regions through our deep industry and line of business focus.

Achieving this level of growth will depend on our capability to execute by bringing innovative solutions to market and driving value for our customers. To deliver on our promise to customers, we are simplifying our internal structures to accelerate our new product introduction, investing in our go-to-market channels to expand our total sales capacity, and expanding our ecosystem to enable further growth and innovation delivery.

Investing in our Go-to-Market and Customer Experience

SAP will continue to go to market by region, market segment, and industry. Within the regions, we intend to focus on the growth of our sales capacity in the fastest growing regions of the world. Further, we intend to evolve and invest in our go-to-market coverage model to more effectively sell industry-specific solutions and provide additional services to customers in specific business functions (for example, human resources, sales, and marketing) and to users of business analytics solutions. We will continue to provide choice to large, midsize, and small customers on new software purchasing models that align to the budgetary concerns of our customers, and to cultivate our relationship with our existing customers. One example is SAP Business ByDesign. We expect to expand our customer base on the SAP Business ByDesign platform from 255 customers at the end of 2010 to 1,000 by the end of 2011.

Driving Growth and Lower Cost through an Open Ecosystem

SAP intends to significantly increase the level of engagement with the partner ecosystem to expand SAP’s market coverage, enhance our solutions portfolio, and drive future innovation. We will do this by expanding and leveraging our ecosystem and channels as a force-multiplier of growth for SAP and value for our customers through continued leadership in co-innovation and a true multichannel approach across all segments. Our partners provide an attractive channel for SAP’s products and solutions across all segments and geographies. In 2011 and thereafter, we plan to substantially

Part I
Item 5

increase the share of our software revenue that we generate through indirect channels: By 2015, we expect it to reach up to 40%, which would be more than twice the proportion we generated through indirect channels in 2010. In the execution of our strategy, technology partners are essential to advance our research agenda, monetize in-memory technologies, and enhance our solution portfolio.

Organic Growth and Targeted Acquisitions

Our strategy remains primarily focused on organic growth. As a result, we will continue to invest in our own product development and technology innovation, as well as our infrastructure, sales, and marketing. Our platform strategy enables us to leverage the innovative potential of our partners to drive customer value. In addition, we expect to continue to make targeted, strategic, and “fill-in” acquisitions to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs.

To achieve this growth we also intend to hire in all regions in 2011, including Germany.

Operational Targets for 2011 (Non-IFRS)

Revenue and Operating Profit Outlook

With effect from 2011, we are amending our definitions of non-IFRS operating profit and non-IFRS operating margin to align them with the performance measures we currently use internally in managing SAP’s segments, which are reflected in SAP’s segment reporting. This will also improve comparability with other software companies. For 2011, non-IFRS operating profit and non-IFRS operating margin will exclude share-based compensation expenses and restructuring charges, in addition to the items that were already excluded in the past (deferred support revenue write-downs from acquisitions, acquisition-related charges, and discontinued activities). Additionally, we are providing a non-IFRS effective tax rate starting in 2011.

The Executive Board is providing the following outlook for the full-year 2011:

•	We expect full-year 2011 non-IFRS software and software-related service revenue to increase in a range of 10% to 14% at constant currencies (2010: €9.87 billion).

•	We expect full-year 2011 non-IFRS operating profit to be in a range of €4.45 billion to €4.65 billion at constant currencies (2010: €4.01 billion), resulting in 2011 non-IFRS operating margin increasing in a range of 0.5 to 1.0 percentage points at constant currencies (2010: 32.0%).

•	For the full-year 2011, we project an IFRS effective tax rate of 27.0% to 28.0% (2010: 22.5%) and a non-IFRS effective tax rate of 27.5% to 28.5% (2010: 27.3%).

Generally, we expect our software revenue to grow at a faster rate than our software and software-related service revenue. We believe that all of the regions will support this growth but anticipate that the Americas region and the APJ region will grow at a faster rate than the EMEA region.

Part I
Item 5

To facilitate a comparison between our IFRS and our non-IFRS numbers for our 2011 outlook, we have presented the following reconciliation from our 2010 IFRS software and software-related service revenue, IFRS total revenue, IFRS operating profit and IFRS operating margin to the non-IFRS equivalents as follows:

		Support
		Revenue
	IFRS	Not			Non-IFRS
	Financial	Recorded	Operating	Discontinued	Financial
	Measure	Under IFRS	Expenses(1)	Activities(3)	Measure
	€ millions, unless otherwise stated

Software and software-related
service revenue	9,794	74	N/A	N/A	9,868
Total revenue(2)	12,464	74	N/A	N/A	12,538
Operating profit(2)	2,591	74	360	983	4,007
Operating margin in %	20.8	0.5	2.9	7.8	32.0

(1)	Included in operating expenses are acquisition-related charges, share-based compensation expenses, and restructuring charges.

(2)	These financial measures are the numerator or the denominator in the calculation of our non-IFRS operating margin and the comparable IFRS operating margin, and are included in this table for transparency.

(3)	The discontinued activities include the results of our discontinued TomorrowNow business.

Goals for Liquidity and Finance

We will seek to return to positive net liquidity by the end of 2011. We do not therefore currently expect to repurchase stock for treasury in 2011, except as needed for our share-based payment plans; rather, we will prioritize reducing debt. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous.

Investment Goals

Excepting any acquisitions, our planned capital expenditures for 2011 will be covered in full by operating cash flow and will chiefly be spent on new computer hardware.

Proposed Dividend

We wish to continue our recent dividend policy, which is that the payout ratio should be in the region of 30%, and we are not including the TomorrowNow litigation expense in the calculation. If the Annual General Meeting of Shareholders so resolves, in 2011 we will increase the dividend from €0.50 to €0.60 per share.

Premises on Which our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared these financial statements that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any positive effects in 2011 from a major acquisition.

Medium-Term Prospects

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategy is to increase software and software-related service revenue and our operating margin through greater efficiency across all sales channels, services, our support infrastructure, and research and development. We expect to achieve a non-IFRS operating margin of approximately 31.0% to 31.5% in 2011 (2010:

Part I
Item 5

30.5%). By the middle of the present decade, we aim to achieve a non-IFRS operating margin of 35% in average annual increments up to 100 basis points. Over the same period, we aim to increase our annual total revenue to at least €20 billion. To achieve these objectives, we are planning to realign our organizational structure to further drive growth, innovation, and simplicity.

We are seeing significant structural change in the enterprise software space, and with this change comes opportunity for us. Our objective is to bring to our customers the best business solutions, leveraging all relevant technology innovations and deployment environments, making them as reliable and easy to consume as possible. Our product portfolio is designed to deliver our solutions in on-premise and on-demand environments, as well as on mobile devices. What differentiates us from our competition is the enablement of complete data and process consistency for our customers, irrespective of the environment the customer operates in.

We understand our customers want stability from a core business suite and a lower cost to operate. Accordingly, we will continue to focus on easy-to-use software innovation that delivers more value to our customers for their investments in our technology. We will continue innovating in multiple areas, providing capabilities that are modular and can be deployed side by side with the solutions that customers are already running. We intend to meet our promise of true value delivery to our customers.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Centralized Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most Group companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets provide a strategic reserve, helping to keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. In December 2010, we further increased our financial flexibility by refinancing our existing undrawn syndicated credit facility until December 2015 (available line of €1.5 billion). For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (25) to (27).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments are funds generated from our business operations. Over the past several years, our principal use of cash has been to support continuing operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. Cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars on December 31, 2010. We invest only in assets from issuers or funds with a rating of A- or better and pursue a policy of cautious investment characterized by

Part I
Item 5

wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and the use of standard investment instruments.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

To expand our business, we have made and expect to further make acquisitions of businesses, products, and technologies, and to enter into joint venture arrangements. For more information about the significant financial debt incurred in 2010 mainly in connection with the acquisition of Sybase, see the Analysis of Net Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We aim for a capital structure that gives us a high degree of independence, security, and financial flexibility so that we can, for example, access capital markets on reasonable terms to satisfy funding requirements.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.

Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position. For more information about dividends and share repurchases and about our current capital structure ratios, see the Notes to the Consolidated Financial Statements section, Note (22).

We regularly calculate the weighted average cost of capital (WACC) for the SAP Group and use it internally for a variety of purposes (for example, impairment testing). Our WACC was 8% per year-end 2010 (2009: 8%).

Analysis of Net Liquidity

The table below presents our total group liquidity, total financial debt and net liquidity as of December 31, 2010 and 2009:

	2010	2009	Change in %
	€ millions

Cash and cash equivalents	3,518	1,884	87
Current investments	10	400	−98

Total group liquidity	3,528	2,284	54
Current bank loans	1	4	−75
Net liquidity 1	3,527	2,280	54
Non-current bank loans	1,106	2	>100
Private placement transactions	1,071	697	54
Bonds	2,200	0	N/A

Net liquidity 2	−850	1,581	<-100

Part I
Item 5

Current investments are included in other financial assets on the statement of financial position. Bank loans, private placement transaction, and bonds are included within financial liabilities on the statement of financial position. Total Group liquidity mainly consisted of amounts held in euros (€1,951 million) and U.S. dollars (€653 million) on December 31, 2010. Total financial debt mainly consisted of amounts held in euros (€4,002 million) and in U.S. dollars (€374 million) on December 31,

2010. Approximately 23% of our total financial debt has variable interest and is not hedged.

Total Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

Total financial debt consists of current financial liabilities (for example, overdrafts and current bank loans) and non-current financial liabilities (for example, non-current bank loans, bonds, and private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).

Net liquidity is total Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.

The increase in total Group liquidity from 2009 was mainly due to proceeds from our operations. The increase in total financial liabilities from 2009 was mainly due to bank loans, bonds, and private placements connected with the acquisition of Sybase.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.

Part I
Item 5

Analysis of Consolidated Statements of Cash Flow

	Years Ended December 31,			Change in %	Change in %
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
	€ millions

Net cash flows from operating activities	2,932	3,015	2,158	−3	40
Net cash flows from investing activities	−3,994	−299	−3,766	>100	−92
Net cash flows from financing activities	2,510	−2,166	1,281	<-100	<-100

Analysis of Consolidated Statements of Cash Flow: 2010 Compared to 2009

Net cash provided by operating activities decreased €83 million or 3% to €2,932 million in 2010 (2009: €3,015 million). The comparative operating cash inflows in 2009 had, however, been supported by payments from customers on trade receivables for which payment was deferred in 2008 in the context of that year’s financial crisis. The €102 million we paid out in connection with the TomorrowNow litigation had a negative effect on 2010 operating cash flows. This was partly offset by the effective management of our working capital as evidenced by a decrease of our average collection period, which is measured in days sales outstanding, or DSO (defined as average number of days from revenue recognition to cash receipt from the customer) by 14 days from 79 days in 2009 to 65 days in 2010.

Net cash used in investing activities increased significantly from €299 million in 2009 to €3,994 million in 2010 mainly due to our acquisition of Sybase in 2010. In 2010, we invested €334 million in our technology and business infrastructure by purchasing intangible assets and property, plant, and equipment, a significant portion of which represented the purchase of patents, vehicles, IT hardware, and the cost of constructing office buildings (2009: €225 million).

Net cash inflows from financing activities were €2,510 million in 2010 compared to net cash outflows of €2,166 million in 2009. The net cash inflows in 2010 were mainly due to the proceeds from our financing transactions conducted in connection with the Sybase acquisition. In total, the financing transactions conducted in 2010 led to cash inflows in the amount of €

5,380 million of which €2,196 million were used to partly repay the acquisition-related term loan and assumed outstanding convertible bonds from Sybase. The net cash outflows in 2009 were mainly due to the repayment of the credit facility we entered into in connection with our acquisition of Business Objects. The dividend distributed in 2010 was €594 million, unchanged from the previous year (2009: €594 million). We repurchased shares for treasury in the amount of €220 million in 2010 (2009: €0 million).

Analysis of Consolidated Statements of Cash Flow: 2009 Compared to 2008

Net cash provided by operating activities increased by €857 million or 40% in 2009 over 2008 mainly attributable to effective management of our working capital. On the other hand, our DSO increased from 71 days in 2008 to 79 days in 2009, mainly as a result of the difficult economic environment in 2009, which led to an extension of payment terms and more late payments. Net cash used in investing activities decreased significantly from €3,766 million in 2008 to €299 million in 2009. The prior year figure resulted mainly from our acquisition of Business Objects. In 2009 we invested €225 million in our technology and business infrastructure by purchasing intangible assets and property, plant and equipment, a significant portion of which represented the purchase of vehicles, IT hardware and the cost of constructing office buildings. Net cash used in financing activities decreased by €3,447 million mainly due to repayment of the credit facility we entered into in connection with our acquisition of Business Objects. In addition, we issued SSD transactions totaling €697 million. The dividend distributed in 2009 was €594 million, unchanged since the previous year (2008: €594 million). We did not buy back any

Part I
Item 5

shares for treasury in 2009 (2008: €487 million).

Credit Facilities

Various credit facilities are currently available to us as additional sources of funds (there is no seasonality in our borrowing) if required.

We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 45 to 75 basis points that depends on the amount drawn. We pay a commitment fee of 15.75 basis points per annum on unused amounts of the available credit facility. We entered into this credit facility to replace an existing credit facility that would have matured in November 2012. We have not drawn on the facility and currently have no plans to do so. Consequently, there were no borrowings outstanding under the facility as at December 31, 2010.

As at December 31, 2010, SAP AG had additional available credit facilities totaling approximately €545 million. As at December 31, 2010, there were no borrowings outstanding under these credit facilities. Certain of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2010, approximately €60 million was available through such arrangements. Total aggregate borrowings under these lines of credit amounted to €1 million as at December 31, 2010.

OFF-BALANCE SHEET ARRANGEMENTS

Several SAP entities have entered into operating leases for office facilities, computer hardware and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual Obligations.” We believe we do not have other forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

CONTRACTUAL OBLIGATIONS

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2010:

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
			€ millions

Debt obligations(1)	4,960	211	2,915	1,097	737
Other non-current obligations on the statement of financial position(2)	85	0	6	2	77
Operating lease obligations(3)	754	210	276	158	110
Purchase obligations(3)	461	305	95	27	34

Total	6,260	726	3,292	1,284	958

(1)	This represents bank loans, private placement transactions, bonds, other financial liabilities and interest thereon.

Part I
Item 5

(2)	Amounts mainly consist of employee-related liabilities. Not included in the table are non-current tax liabilities of €371 million, which include provisions for uncertainties in income taxes.

(3)	See Note (23) to our Consolidated Financial Statements for additional information about operating lease and purchase obligations. Our expected contributions to our pension and other post employment benefit plans are not included in the table above. We expect to contribute in 2011 statutory minimum and discretionary amounts of €1 million to our German defined benefit plans and €31 million to our foreign defined benefit plans, all of which are expected to be paid as cash contributions. Our contributions to our German and foreign defined contribution plans have ranged from €100 million to €136 million in 2008 through 2010; we expect similar contributions to be made in 2011.

We expect to meet these contractual obligations with our existing cash, our cash flows from operations and our financing activities. The timing of payments for the above contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates as to the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ from these estimates.

Obligations under Indemnifications and Guarantees

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. We also generally provide a six to twelve month warranty on our software. Our warranty liability is included in other provisions. For more information on other provisions see Note (19b) to our Consolidated Financial Statements. For more information on obligations and contingent liabilities refer to Note (3) and Note (23) in our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

For information on our R&D activities see “Item 4. Information about SAP — Research and Development.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects — Operating Results” and for information related to our

R&D employees see “Item 6. Directors, Senior Management and Employees — Employees.”

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared based on the accounting policies described in Note (3) to our Consolidated Financial Statements in this report. The application of such policies requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets, liabilities, revenues and expenses in our Consolidated Financial Statements. We base our judgments, estimates and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues and expenses. Actual results could differ from original estimates.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, are:

•	revenue recognition;

•	valuation of trade receivables;

•	accounting for share-based compensation;

•	accounting for income tax;

Part I
Item 5

•	accounting for business combinations;

•	subsequent accounting for goodwill and other intangibles;

•	accounting for legal contingencies; and

•	recognition of internally generated intangible assets from development.

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board. See Note

(3c) to our Consolidated Financial Statements for further discussion on our critical accounting estimates and critical accounting policies.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

See Note (3e) to our Consolidated Financial Statements for our discussion on new accounting standards not yet adopted.

Part I
Item 6

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP AG, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

			Year	Year
			First	Term
Name	Age	Principal Occupation	Elected	Expires

Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(4)(6)(7)(8)(11)	67	Chairman of the Supervisory Board	2003	2012
Pekka Ala-Pietilä(1)(7)(8)(11)	54	Co-founder and CEO Blyk Ltd.	2002	2012
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(5)(11)	60	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2012
Bernard Liautaud(7)(12)	48	General Partner, Balderton Capital	2008	2012
Dr. h.c. Hartmut Mehdorn(1)(5)(6)	68	Independent Consultant	1998	2012
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg(1)(2)(3)(4)(7)(8)	67	Chairman of the Supervisory Board of BMW AG	2007	2012
Dr. Erhard Schipporeit(1)(3)(10)(11)	62	Management Consultant	2005	2012
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(7)	66	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2012
Lars Lamadé, Vice Chairman(4)(6)(9)(11)	39	Employee, Project Manager Service & Support	2002	2012
Thomas Bamberger(3)(9)	43	Employee, Chief Operating Officer Operations	2007	2012
Panagiotis Bissiritsas(2)(5)(9)	42	Employee, Support Expert	2007	2012
Willi Burbach(4)(7)(9)	48	Employee, Developer	1993	2012
Peter Koop(4)(7)(9)	44	Employee, Industry Business Development Expert	2007	2012
Christiane Kuntz-Mayr(7)	48	Employee, Deputy Chairperson of the Works Council of SAP AG	2009	2012
Dr. Gerhard Maier(2)(3)(9)	57	Employee, Development Project Manager	1989	2012
Stefan Schulz(5)(6)(7)(9)(11)	41	Employee, Development Project Manager	2002	2012

(1)	Elected by SAP AG’s shareholders on May 10, 2007.

(2)	Member of the Compensation Committee.

(3)	Member of the Audit Committee.

Part I
Item 6

(4)	Member of the General Committee.

(5)	Member of the Finance and Investment Committee.

(6)	Member of the Mediation Committee.

(7)	Member of the Technology and Strategy Committee.

(8)	Member of the Nomination Committee.

(9)	Elected by SAP AG’s employees on April 23, 2007.

(10)	Member of the Audit Committee and determined to be the Audit Committee financial expert.

(11)	Member of the Special Committee.

(12)	Elected by SAP AG’s shareholders on June 3, 2008, replaced August-Wilhelm Scheer who resigned from the Supervisory Board on the same day.

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

Certain current members of the Supervisory Board of SAP AG were members of supervisory boards and comparable governing bodies of enterprises other than SAP AG in Germany and other countries as of December 31, 2010. See Note (30) to our Consolidated Financial Statements for more detail. Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

	Year First	Year Current
Name	Appointed	Term Expires

Bill McDermott, Co-CEO	2008	2012
Jim Hagemann Snabe, Co-CEO	2008	2012
Dr. Werner Brandt	2001	2013
Dr. Angelika Dammann	2010	2013
Gerhard Oswald	1996	2011
Vishal Sikka	2010	2012

The following changes occurred in the Executive Board in 2010:

•	In February 2010, Léo Apotheker resigned as a member of the Executive Board and CEO.

•	In February 2010, Bill McDermott and Jim Hagemann Snabe became Co-CEOs, succeeding Léo Apotheker.

•	In February 2010, Vishal Sikka became a member of the Executive Board.

•	In February 2010, John Schwarz resigned as a member of the Executive Board.

•	In February 2010, Gerhard Oswald became COO replacing Erwin Gunst who stepped down.

Part I
Item 6

•	In July 2010, Angelika Dammann became a member of the Executive Board.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, Co-CEO (Vorstandssprecher), 49 years old, holds a master’s degree in business administration. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe. Besides the duties as Co-CEO, he is responsible for strategy, governance, corporate development, innovation, sales, field services, consulting, ecosystem activities, communications, and marketing.

Jim Hagemann Snabe, Co-CEO (Vorstandssprecher), 45 years old, holds a master degree in operational research. He joined SAP in 1990 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Bill McDermott. Besides the duties as Co-CEO, he is responsible for strategy, governance, corporate development, innovation, products and solutions development, communications, and marketing.

Werner Brandt, 57 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. He is responsible for finance and administration including investor relations and data protection and privacy. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc.

Angelika Dammann, 51 years old, holds a doctorate in law. She joined SAP on July 1, 2010 as the Chief Human Resources Officer and member of its Executive Board. She is responsible for global human resources (including labor relations).Prior to joining SAP,

Angelika Dammann was a member of the board and vice president of human resources at Unilever Deutschland GmbH — responsible for German-speaking countries (Germany, Austria, and Switzerland). Before joining Unilever, Angelika Dammann was Vice President HR IT for Royal Dutch/Shell Group, Netherlands and held other international roles in UK and Germany with Shell.

Gerhard Oswald, 57 years old, economics graduate.  Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He became Chief Operating Officer on February 11, 2010. In this position he is responsible for SAP active global support, global IT, globalization services, quality governance & production, operations, and SAP Labs network.

Vishal Sikka, 43 years old, holds a PH.  D. degree in computer science from Stanford University. He joined SAP in 2002 and became a member of its Executive Board on February 7, 2010 leading technology and innovation. Before joining the Executive Board, he was the first Chief Technology Officer at SAP, and prior to that was SAP’s Chief Software Architect. Before joining SAP, he was area vice president for platform technologies at Peregrine Systems. He is responsible for innovation, technology and architecture across the company, and global research.

The members of the Executive Board of SAP AG as of December 31, 2010 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (30) to our Consolidated Financial Statements. SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

Part I
Item 6

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

Compensation System

In 2010, the SAP Supervisory Board adopted a new system of compensation for the Executive Board members in line with legal requirements introduced in the German Appropriate Executive Board Remuneration Act and with the recent amendments to the German Corporate Governance Code.

Executive Board members’ compensation is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.

The Executive Board compensation package is performance-based. It has four elements:

•	A fixed annual salary

•	A variable short-term incentive (STI) plan to reward performance in the plan year

•	A variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years

•	A share-based long-term incentive (LTI) plan tied to the price of SAP stock

The Supervisory Board sets a compensation target for the sum of the fixed element and the two variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to directors at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2010:

•	The fixed element is paid as a monthly salary.

•	The variable compensation under the STI plan depends on the SAP Group’s performance against the KPI target values for non-IFRS constant currency software and software-related service revenue growth, non-IFRS constant currency operating margin, and the cash conversion rate (that is, the ratio of non-IFRS operating cash flow to non-IFRS profit after tax). In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 10, 2011, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI

Part I
Item 6

payable. The STI pays out after the Annual General Meeting of Shareholders in May 2011.

•	The variable compensation under the MTI plan depends on the SAP Group’s performance over the three years 2010 to 2012 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance over the three years 2010 to 2012 in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer.

•	The LTI component consists of the issue of virtual stock options under the terms of the 2010 stock option (SAP SOP 2010) plan. For the terms and detail of the SAP SOP 2010 plan, see the Notes to Consolidated Financial Statements section, Note (28). The number of virtual stock options to be issued to each member of the Executive Board in 2010 by way of long-term incentive was decided by the Supervisory Board on July 6, 2010, with effect from September 9, 2010, and reflects the fair value of the virtual stock options awarded.

The contracts of Executive Board members Bill McDermott and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars. The contract with John Schwarz contained a similar clause.

Amount of Compensation

Executive Board members’ compensation in 2010 was as follows:

				Long-Term
			Performance-Related	Incentive
	Fixed Elements		Element	Elements
			Directors’	Share-Based
			Profit-	Compensation
	Salary	Other(1)	Sharing (STI)	(SAP SOP 2010)(2)	Total
	€(000)

Bill McDermott (co-CEO from February 7, 2010)(3)	1,355.2	196.4	1,920.6	950.0	4,422.2
Jim Hagemann Snabe (co-CEO from February 7, 2010)	1,150.0	114.5	1,648.7	950.0	3,863.2
Dr. Werner Brandt	700.0	18.4	997.7	577.0	2,293.1
Dr. Angelika Dammann (member from July 1, 2010)	350.0	106.4	498.9	288.5	1,243.8
Gerhard Oswald	700.0	97.6	997.7	577.0	2,372.3
Vishal Sikka (member from February 7, 2010)(7)	697.3	215.4	969.9	577.0	2,459.6
Léo Apotheker (CEO and member until February 7, 2010)(4)	187.5	37.5	—	—	225.0
Erwin Gunst (member until January 31, 2010)(5)	113.8	9.0	—	—	122.8
John Schwarz (member until February 11, 2010)(6)	164.5	7.4	—	—	171.9

Total	5,418.3	802.6	7,033.5	3,919.5	17,173.9

Part I
Item 6

(1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, nonrecurring payments, security services

(2)	Fair value at the time of grant

(3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: € 205,200; profit-sharing bonus for 2010: € 271,900

(4)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

(5)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

(6)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010. Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2010: € 4,900

(7)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: € 70,100; profit-sharing bonus for 2010: € 76,100

Assuming 100% target achievement, the MTI 2010 amounts to be paid in 2013 would be as follows:

MTI 2010
Target
Payouts 2013
€(000)

Bill McDermott (co-CEO from February 7, 2010)	820.0
Jim Hagemann Snabe (co-CEO from February 7, 2010)	820.0
Dr. Werner Brandt	495.5
Dr. Angelika Dammann (member from July 1, 2010)	247.8
Gerhard Oswald	495.5
Vishal Sikka (member from February 7, 2010)	443.9

Total	3,322.7

The share-based compensation amounts in 2010 result from the following virtual stock option grants under the SAP SOP 2010:

	2010 Grants
				Fair
		Fair		Value	Total
		Value per	Total Fair	per	Fair
		Right at	Value at	Right on	Value on
		Time of	Time of	Dec. 31,	Dec. 31,
	Quantity	Grant	Grant	2010	2010
		€	€(000)	€	€(000)

Bill McDermott (co-CEO from February 7, 2010)	135,714	7.00	950.0	8.19	1,111.5
Jim Hagemann Snabe (co-CEO from February 7, 2010)	135,714	7.00	950.0	8.19	1,111.5
Dr. Werner Brandt	82,428	7.00	577.0	8.19	675.1
Dr. Angelika Dammann (member from July 1, 2010)	41,214	7.00	288.5	8.19	337.5
Gerhard Oswald	82,428	7.00	577.0	8.19	675.1
Vishal Sikka (member from February 7, 2010)	82,428	7.00	577.0	8.19	675.1

Total	559,926		3,919.5		4,585.8

Part I
Item 6

The following table shows total Executive Board compensation in 2009, including SOP Performance Plan 2009 stock options granted:

			Performance-	Long-Term
			Related	Incentive Element
			Element	Share-Based
	Fixed Elements		Directors’	Compensation
	Salary	Other(1)	Profit-Sharing	(SAP SOP 2009)(2)	Total
	€(000)

Prof. Dr. Henning Kagermann (co-CEO and member until May 31, 2009)	312.5	7.4	2,026.2	—	2,346.1
Léo Apotheker (CEO)	750.0	137.3	4,862.8	950.0	6,700.1
Dr. Werner Brandt	455.0	19.1	2,950.1	577.0	4,001.2
Erwin Gunst	455.0	36.0	2,950.1	577.0	4,018.1
Prof. Dr. Claus E. Heinrich (member until May 31, 2009)	189.6	9.3	658.8	—	857.7
Bill McDermott(3)	900.4	74.9	2,776.7	577.0	4,329.0
Gerhard Oswald	455.0	437.5	2,950.1	577.0	4,419.6
John Schwarz(4)	581.5	28.2	2,910.7	577.0	4,097.4
Jim Hagemann Snabe	455.0	131.1	2,950.1	577.0	4,113.2

Total	4,554.0	880.8	25,035.6	4,412.0	34,882.4

(1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, leave compensation

(2)	Fair value at the time of grant

(3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2008: € 29,600; profit-sharing bonus for 2008: € 53,200; salary for 2009: € 47,500; profit-sharing bonus for 2009: € 91,900

(4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2009: € 5,000; profit-sharing bonus for 2009: € 29,000

Part I
Item 6

      Share-Based Compensation Under SOP Performance Plan 2009

	2009 Allocations
			Total Fair
			Value of
			Long-Term
		Fair Value	Incentive	Fair Value	Total
		per Right	Elements	per Right on	Value on
		at Time of	at Time of	Dec. 31,	Dec. 31,
	Quantity	Grant	Grant	2009	2009
		€	€(000)	€	€(000)

Bill McDermott (co-CEO from February 7, 2010)	102,670	5.62	577.0	4.89	167.4
Jim Hagemann Snabe (co-CEO from February 7, 2010)	102,670	5.62	577.0	4.89	167.4
Dr. Werner Brandt	102,670	5.62	577.0	4.89	167.4
Gerhard Oswald	102,670	5.62	577.0	4.89	167.4
Léo Apotheker (CEO and member until February 7, 2010)(1)	169,040	5.62	950.0	4.89	275.5
Erwin Gunst (member until January 31, 2010)(2)	102,670	5.62	577.0	4.89	167.4
John Schwarz (member until February 11, 2010)(3)	102,670	5.62	577.0	4.89	167.4

Total	785,060		4,412.0		1,279.9

(1)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

(2)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

(3)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.

End-of-Service Benefits

Regular End-of-Service Undertakings

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

If service is ended before the retirement age of 60 is reached, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

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

Part I
Item 6

pension plan in Germany (West), as amended from time to time.

Exceptional retirement pension agreements apply to the following Executive Board members:

•	Bill McDermott and Vishal Sikka have rights to future benefits under the pension plan of SAP America. The pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The SAP America pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits. SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions reflect Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2010, SAP paid contributions for Bill McDermott totaling €765,700 (2009: €199,600) and for Vishal Sikka totaling €153,200.

•	Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2010, SAP paid contributions totaling €283,100 (2009: €108,400).

•	Gerhard Oswald’s performance-based retirement plan was discontinued when SAP introduced a contributory retirement pension plan. The pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000.

•	Léo Apotheker’s agreement provided only for a retirement pension, but not for a surviving dependant’s or disability pension. The pension contribution reflected his participation in the French social security system in that the employer contributions paid by SAP under the French social insurance plan are deducted from it.

•	SAP made no retirement pension plan contributions in respect of John Schwarz in 2009 and 2010.

Part I
Item 6

The following table shows the change in total projected benefit obligation (PBO) and in the total accruals for pension obligations to Executive Board members:

						Léo
						Apo the-
	Bill Mc		Dr.		Vishal	ker (CEO	Erwin
	Dermott		Angelika		Sikka	and	Gunst
	(co-CEO		Dammann		(Member	Member	(Member
	from	Dr.	(Member		from	until	until
	February	Werner	from July	Gerhard	February	February	January
	7, 2010)	Brandt	1, 2010)	Oswald	7, 2010)	7, 2010)	31, 2010)	Total
	€(000)

PBO January 1, 2009	955.0	701.8	—	3,099.1	—	439.8	389.2	5,584.9
Less plan assets market value January 1, 2009	33.3	624.0	—	2,636.6	—	658.8	48.1	4,000.8

Accrued January 1, 2009	921.7	77.8	—	462.5	—	−219.0	341.1	1,584.1
PBO change in 2009	3.1	201.0	—	527.1	—	88.4	92.0	911.6
Plan assets change in 2009	9.2	31.1	—	237.6	—	29.2	97.4	404.5
PBO December 31, 2009	958.1	902.8	—	3,626.2	—	528.2	481.2	6,496.5
Less plan assets market value December 31, 2009	42.5	655.1	—	2,874.2	—	688.0	145.5	4,405.3

Accrued December 31, 2009	915.6	247.7	—	752.0	—	−159.8	335.7	2,091.2
Accrued January 1, 2010 (new Board members)	—	—	0.0	—	0.2	—	—	0.2
PBO change in 2010	115.1	381.5	62.9	501.2	13.3	93.2	−370.2	797.0
Plan assets change in 2010	10.1	266.6	78.7	500.7	11.8	29.2	38.3	935.4
PBO December 31, 2010	1,073.2	1,284.3	62.9	4,127.4	46.7	621.4	111.0	7,326.9
Less plan assets market value December 31, 2010	52.6	921.7	78.7	3,374.9	45.0	717.2	183.8	5,373.9

Accrued December 31, 2010	1,020.6	362.6	−15.8	752.5	1.7	−95.8	−72.8	1,953.0

The following table shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2010:

	Vested on	Vested on
	December 31,	December 31,
	2010	2009
	€(000)

Bill McDermott (co-CEO from February 7, 2010)(1)	101.1	124.2
Dr. Werner Brandt	72.9	54.1
Dr. Angelika Dammann (member from July 1, 2010)	3.5	—
Gerhard Oswald	228.1	208.4
Vishal Sikka (member from February 7, 2010)(1)	6.3	—
Léo Apotheker (CEO and member until February 7, 2010)	45.5	45.5
Erwin Gunst (member until January 31, 2010)	8.8	34.4

(1)	The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America, Inc. pension plan.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.

Part I
Item 6

Postcontractual Noncompete Provisions

During the agreed 12-month postcontractual noncompete period, Executive Board members receive abstention payments corresponding to 50% of their final average contractual compensation as members.

The following table presents the net present values of the postcontractual noncompete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2010. Actual postcontractual noncompete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

		Net Present
		Value of
		Postcontractual
	Contract	Noncompete
	Term	Abstention
	Expires	Payment
	€(000)

Bill McDermott (co-CEO from February 7, 2010)	June 30, 2012	4,313.0
Jim Hagemann Snabe (co-CEO from February 7, 2010)	June 30, 2012	3,767.8
Dr. Werner Brandt	December 31, 2013	2,116.3
Dr. Angelika Dammann (member from July 1, 2010)	June 30, 2013	1,174.8
Gerhard Oswald	December 31, 2011	2,335.4
Vishal Sikka (member from February 7, 2010)	December 31, 2012	2,357.6

Total		16,064.9

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members since January 1, 2006, provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she leaves SAP AG for reasons for which he or she is responsible.

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

Part I
Item 6

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board Member receives the monthly basic salary for a further twelve months starting from the date the permanent disability is determined.

Payments to Executive Board Members Retiring in 2010

Léo Apotheker resigned from his position as member and CEO of the Executive Board with effect from February 7, 2010, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from March 31, 2010:

•	Léo Apotheker received monthly abstention compensation of €183,300, corresponding to 50% of his final average contractual compensation, in consideration of an agreed 12-month postcontractual noncompete period. Due to Léo Apotheker’s taking on new employment, the abstention compensation was ended on October 31, 2010.

•	He received a payment of €3,168,500 in relation to the early termination of his contract, in accordance with the agreement on payments for early termination.

•	Upon termination of his employment contract, Léo Apotheker received compensation for unused leave totaling €459,500.

Erwin Gunst’s contract as an Executive Board member was ended with effect from March 31, 2010, for health reasons. He received the following payments in 2010 in connection with his retirement:

•	He received a payment of €2,036,000 in accordance with the agreements on payments for early termination for health reasons.

•	We have set aside the postcontractual noncompete provisions in his contract. No payment was made by SAP.

John Schwarz retired from his position as Executive Board member with immediate effect on February 11, 2010, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from March 31, 2010:

•	In February 2010, we waived the postcontractual noncompete provisions in his contract. The postcontractual noncompete provisions were subject to a termination notice of six months. As he retired at the end of March 2010, he received monthly abstention compensation of €141,900, corresponding to 50% of his final average contractual compensation for the remaining noncompete period of five months.

•	John Schwarz received a payment of €2,934,500 in relation to the early termination of his contract, in accordance with the agreements on payments for early termination.

•	Upon termination of his employment contract, John Schwarz received compensation for unused leave totaling €70,500.

•	For the above mentioned amounts in euros payable in U.S. dollars the agreed fixed exchange rate of €1 = US$1.55664 based on the employment contract dated June 30, 2009 was applied.

We made agreements with each of the three retiring Executive Board members to the effect that rights that had been allocated to them under SAP SOP 2007 and the SOP Performance Plan 2009 would not lapse on their retirement as provided in the plan terms but would remain available to them without restriction until their expiration, which in all cases is five years after grant.

Part I
Item 6

Payments to Former Executive Board Members

In 2010, we paid pension benefits of €1,290,000 to Executive Board members who had retired before January 1, 2010 (2009: €764,000). At the end of the year, the PBO for former Executive Board members was €24,878,000 (2009: €15,777,000). Plan assets of €25,120,000 are available to service these obligations (2009: €16,512,000).

Executive Board Members’ Long-Term Incentives

Members of the Executive Board hold virtual stock options under the SAP SOP 2010, SOP Performance Plan 2009 and SAP SOP 2007, stock appreciation rights (STARs) under the Incentive Plan 2010, stock options under SAP SOP 2002, and stock options and convertible bonds under the LTI Plan 2000, which were granted to them in previous years. For information about the terms and details of these plans, see the Notes to the Consolidated Financial Statements section, Note (28).

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2010, of virtual stock options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the four-year vesting period. The options issued in 2010 can be exercised with effect from September 2014.

SAP SOP 2010 Stock Options

							Exercisable
							Rights of
							Retired
							Members
					Rights		of the
			Allocation on		Exercised		Executive	Forfeited	Holding on
			September 9, 2010		in 2010		Board	Rights	December 31, 2010
		Strike	Quantity	Remaining	Quantity	Price on	Quantity	Quantity	Quantity	Remaining
	Year	Price	of	Term in	of	Exercise	of	of	of	Term in
	Granted	per Share	Options	Years	Options	Date	Options	Options	Options	Years
		€

Bill McDermott (co- CEO from February 7, 2010)	2010	40.80	135,714	7.00	—	—	—	—	135,714	6.69
Jim Hagemann Snabe (co-CEO from February 7, 2010)	2010	40.80	135,714	7.00	—	—	—	—	135,714	6.69
Dr. Werner Brandt	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69
Dr. Angelika Dammann (member from July, 1, 2010)	2010	40.80	41,214	7.00	—	—	—	—	41,214	6.69
Gerhard Oswald	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69
Vishal Sikka (member from February 7, 2010)	2010	40.80	82,428	7.00	—	—	—	—	82,428	6.69

Total			559,926						559,926

SOP Performance Plan 2009

The table below shows the current Executive Board members’ holdings, on

December 31, 2010, of virtual stock options issued under the SOP Performance Plan 2009.

Part I
Item 6

The strike price for an option varies with the performance of SAP stock over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.

The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. Therefore, none of the options held could be exercised on December 31, 2010.

      SOP Performance Plan 2009 Stock Options

							Exercisable
							Rights of
							Retired
							Members
					Rights		of the
			Holding on		Exercised		Executive	Forfeited	Holding on
			January 1, 2010		in 2010		Board	Rights	December 31, 2010
		Strike	Quantity	Remaining	Quantity	Price on	Quantity	Quantity	Quantity	Remaining
	Year	Price	of	Term in	of	Exercise	of	of	of	Term in
	Granted	per Share	Options	Years	Options	Date	Options	Options	Options	Years
		€

Bill McDermott (co- CEO from February 7, 2010)	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Jim Hagemann Snabe (co-CEO from February 7, 2010)	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Dr. Werner Brandt	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Gerhard Oswald	2009	variable	102,670	4.35	—	—	—	—	102,670	3.35
Vishal Sikka (member from February 7, 2010)(1)	2009	variable	35,588	4.35	—	—	—	—	35,588	3.35
Léo Apotheker (CEO and member until February 7, 2010)(2)	2009	variable	169,040	4.35	—	—	−169,040	—	—	3.35
John Schwarz (member until February 11, 2010)(3)	2009	variable	102,670	4.35	—	—	−102,670	—	—	3.35

Total			717,978				−271,710		446,268

(1)	The holding was allocated before appointment to the Executive Board.

(2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

(3)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2010, of virtual stock options issued to them under the SAP SOP 2007 plan since its inception, including virtual stock options issued to them both during and before their respective membership of the Executive Board.

The strike price for an option is 110% of the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period. The options issued in 2008 could be exercised with effect from March 2010, following expiration of the two-year vesting period.

Part I
Item 6

      SAP SOP 2007 Stock Options

							Exercisable
							Rights of
							Retired
							Members
					Rights		of the
			Holding on		Exercised		Executive	Forfeited	Holding on
			January 1, 2010		in 2010		Board	Rights	December 31, 2010
		Strike	Quantity	Remaining	Quantity	Price on	Quantity	Quantity	Quantity	Remaining
	Year	Price	of	Term in	of	Exercise	of	of	of	Term in
	Granted	per Share	Options	Years	Options	Date	Options	Options	Options	Years
		€

Bill McDermott (co-CEO from February 7, 2010)(1)	2007	39.28	62,508	2.23	—	—	—	—	62,508	1.23
	2008	35.96	70,284	3.18	—	—	—	—	70,284	2.18
Jim Hagemann Snabe (co-CEO from February 7, 2010)(1)	2007	39.28	37,505	2.23	—	—	—	—	37,505	1.23
	2008	35.96	56,228	3.18	—	—	—	—	56,228	2.18
Dr. Werner Brandt	2007	39.28	72,216	2.23	—	—	—	—	72,216	1.23
	2008	35.96	81,200	3.18	—	—	—	—	81,200	2.18
Gerhard Oswald	2007	39.28	72,216	2.23	—	—	—	—	72,216	1.23
	2008	35.96	81,200	3.18	—	—	—	—	81,200	2.18
Vishal Sikka (member from February 7, 2010)(1)	2007	39.28	12,502	2.23	—	—	—	—	12,502	1.23
	2008	35.96	17,571	3.18	—	—	—	—	17,571	2.18

Léo Apotheker (CEO and member until February 7, 2010)(2)	2007	39.28	79,093	2.23	—	—	−79,093	—	—	1.23
	2008	35.96	88,933	3.18	—	—	−88,933	—	—	2.18
Erwin Gunst (member until January 31, 2010)(3)	2007	39.28	56,258	2.23	—	—	−56,258	—	—	1.23
	2008	35.96	70,284	3.18	—	—	−70,284	—	—	2.18
John Schwarz (member until February 11, 2010)(4)	2008	35.96	81,200	3.18	—	—	−81,200	—	—	2.18

Total			939,198				−375,768		563,430

(1)	The holding was allocated before appointment to the Executive Board.

(2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

(3)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

(4)	John Schwarz’s appointment as member of the Executive Board ended on February 11, 2010. His contract with SAP AG ended on March 31, 2010.

Incentive Plan 2010

The additional nonrecurring share-based compensation awarded in 2006 comprised stock appreciation rights for the Incentive Plan 2010 share-based compensation plan. The stock appreciation rights awarded under this plan expired on December 31, 2010, without any payments.

SAP SOP 2002

The table below shows Executive Board members’ December 31, 2010, holdings of stock options issued in previous years under the SAP SOP 2002 plan since its inception.

The strike price for an SAP SOP 2002 stock option is 110% of the base price of one SAP share. The base price is the arithmetic

Part I
Item 6

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

In December 2009, the Supervisory Board agreed an amendment to the terms of SAP SOP 2002 for options granted in 2005. For details of the amendment, see the Notes to the Consolidated Financial Statements section, Note (28).

The right to exercise options issued in 2005 expired in February 2010.

      SAP SOP 2002 Stock Options

							Exercisable
							Rights of
							Retired
			Holding				Members
			on		Rights		of the		Holding on
			January		Exercised		Executive	Forfeited	December
			1, 2010		in 2010		Board	Rights	31, 2010
		Strike	Quantity	Remaining	Quantity	Price on	Quantity	Quantity	Quantity	Remaining
	Year	Price	of	Term in	of	Exercise	of	of	of	Term in
	Granted	per Share	Shares	Years	Shares	Date	Shares	Shares	Shares	Years
		€				€

Bill McDermott (co- CEO from February 7, 2010)(1)	2006	46.48	77,296	1.10	—	—	—	—	77,296	0.10
Jim Hagemann Snabe (co-CEO from February 7, 2010)(1)	2005	33.55	51,180	0.11	−22,008	33.67	—	−29,172	—	0.00
	2006	46.48	37,164	1.10	—	—	—	—	37,164	0.10
Dr. Werner Brandt	2005	33.55	149,980	0.11	−64,496	33.67	—	−85,484	—	0.00
	2006	46.48	87,292	1.10	—	—	—	—	87,292	0.10
Gerhard Oswald	2005	33.55	149,980	0.11	−64,496	33.67	—	−85,484	—	0.00
	2006	46.48	87,292	1.10	—	—	—	—	87,292	0.10
Vishal Sikka (member from February 7, 2010)(1)	2006	46.48	7,436	1.10	—	—	—	—	7,436	0.10
Léo Apotheker (CEO and member until February 7, 2010)(2)	2005	33.55	149,980	0.11	−64,496	33.67	—	−85,484	—	0.00
	2006	46.48	95,604	1.10	—	—	−95,604	—	—	0.10
Erwin Gunst (member until January 31, 2010)(3)	2005	33.55	61,264	0.11	−26,344	33.67	—	−34,920	—	0.00
	2006	46.48	44,596	1.10	—	—	−44,596	—	—	0.10

Total			999,064		−241,840		−140,200	−320,544	296,480

(1)	The holding was allocated before appointment to the Executive Board.

(2)	Léo Apotheker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

Part I
Item 6

(3)	Erwin Gunst’s appointment as member of the Executive Board ended on January 31, 2010. His contract with SAP AG ended on March 31, 2010.

LTI Plan 2000

Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP stock the day before the bond was issued, while the option strike price varies with the performance of SAP stock over time against the S&P North Software-Software Index (the successor of the GSTI Software index). The issued options have a term of ten years and could only be exercised in portions of one-third each on specified dates after two-year, three-year, or four-year vesting periods respectively. On December 31, 2010, no current member of the Executive Board held LTI plan 2000 stock options.

The table below shows convertible bonds held by members of the Executive Board on December 31, 2010, granted in earlier years under the LTI Plan 2000. The strike prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.

The right to exercise convertible bonds issued in 2000 expired in February 2010.

      LTI Plan 2000 Convertible Bonds

							Exerciseable
							Rights of
							Retired
							Members
					Rights		of the
			Holding on		Exercised		Executive		Holding on
			January 1, 2010		in 2010		Board	Forfeited	December 31, 2010
				Remaining		Price on		Rights		Remaining
	Year	Strike Price	Quantity	Term in	Quantity of	Exercise	Quantity of	Quantity of	Quantity of	Term in
	Granted	per Share	of Shares	Years	Shares	Date	Shares	Shares	Shares	Years
		€				€

Dr. Werner Brandt	2001	47.81	20,000	1.14	—	—	—	—	20,000	0.14
	2002	37.88	120,000	2.14	—	—	—	—	120,000	1.14
Gerhard Oswald	2000	72.58	65,700	0.14	—	—	—	−65,700	—	0
	2001	47.81	88,000	1.14	—	—	—	—	88,000	0.14
Léo Apotheker (CEO and member until February 7, 2010)(1)	2001	47.81	120,000	1.14	—	—	−120,000	—	—	0.14
	2002	37.88	70,000	2.14	—	—	−70,000	—	—	1.14

Total			483,700				−190,000	−65,700	228,000

(1)	Léo Apo theker’s appointment as CEO and member of the Executive Board ended on February 7, 2010. His contract with SAP AG ended on March 31, 2010.

Part I
Item 6

Total Expense for Share-Based Compensation

In the report year and the prior year, total expense for the share-based compensation plans of Executive Board members was recorded as follows:

	2010	2009
	€(000)

Bill McDermott (co-CEO from February 7, 2010)	382.9	339.3
Jim Hagemann Snabe (co-CEO from February 7, 2010)	373.8	318.3
Dr. Werner Brandt	355.2	351.8
Dr. Angelika Dammann (member from July 1, 2010)	28.1	—
Gerhard Oswald	355.2	351.8
Vishal Sikka (member from February 7, 2010)	151.8	—
Léo Apotheker (CEO and member until February 7, 2010)(1)	575.0	376.3
Erwin Gunst (member until January 31, 2010)(1)	371.7	343.1
John Schwarz (member until February 11, 2010)(1)	393.8	397.0

Total	2,987.5	2,477.6

(1)	Materially, the expense recorded in the report year reflects the fact that the rights did not expire on retirement but subsist until the end of the plan. IFRS 2 requires that it be immediately recognized at full fair value.

SHAREHOLDINGS AND TRANSACTIONS OF EXECUTIVE BOARD MEMBERS

No member of the Executive Board holds more than 1% of the common stock of SAP
AG. Members of the Executive Board held a total of 13,747 SAP shares on December 31, 2010 (2009: 15,336 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2010.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price in €

Jim Hagemann Snabe	February 1, 2010	Stock sale(1)	22,008	33.6677
Gerhard Oswald	February 1, 2010	Stock sale(1)	64,496	33.6677
Léo Apotheker (CEO and member of the Executive Board until February 7, 2010)	February 1, 2010	Stock sale(1)	64,496	33.6677
Dr. Werner Brandt	February 1, 2010	Stock sale(1)	64,496	33.6677
Dr. Angelika Dammann (member of the Executive Board from July 1, 2010)	August 23, 2010	Stock purchase	1,420	35.38

(1)	Sale of shares in line with SAP SOP 2002

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2010 or the previous year.

Part I
Item 6

As far as the law permits, SAP AG and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP AG as required by section 93 (2) of the German Stock Corporation Act.

Compensation for Supervisory Board Members

Compensation System

Supervisory Board members’ compensation is governed by our Articles of Incorporation, section 16. The section was amended by resolution of our June 8, 2010, Annual General Meeting of Shareholders in order to align it with the remuneration level and ratio of fixed to variable remuneration elements at other comparable companies. Each member of the Supervisory Board receives, in addition to the reimbursement of his or her expenses, compensation composed of fixed elements and a variable element. The variable element depends on the dividend paid by SAP on its shares.

The fixed element is €100,000 for the chairperson, €70,000 for the deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee €10,000, provided that the committee concerned has met in the year. The chairperson of the audit committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.

The variable compensation element is €10,000 for the chairperson, €8,000 for the deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for the deputy chairperson, and €150,000 for other members of the Supervisory Board.

Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson and to the remuneration for the chairperson and the members of a committee.

Part I
Item 6

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 25, 2011, the compensation paid to Supervisory Board members in respect of 2010 will be as set out in the table below:

	2010				2009
		Compensation	Variable			Compensation
	Fixed	for Committee	Compen-		Fixed	for Committee	Variable
	Compensation	Work	sation	Total	Compensation	Work	Compensation	Total
	€(000)

Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	60.0	150.0	310.0	75.0	20.0	125.0	220.0
Lars Lamadé (deputy chairperson)	70.0	1.7	130.0	201.7	50.0	2.5	100.0	152.5
Pekka Ala-Pietilä	50.0	20.0	100.0	170.0	37.5	5.0	62.5	105.0
Thomas Bamberger	50.0	15.0	100.0	165.0	37.5	2.5	62.5	102.5
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	37.5	5.0	62.5	105.0
Willi Burbach	50.0	10.0	100.0	160.0	37.5	5.0	62.5	105.0
Prof. Dr. Wilhelm Haarmann	50.0	31.7	100.0	181.7	37.5	10.0	62.5	110.0
Peter Koop	50.0	10.0	100.0	160.0	37.5	4.8	62.5	104.8
Christiane Kuntz-Mayr	50.0	10.0	100.0	160.0	37.5	2.3	62.5	102.3
Bernard Liautaud	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5
Dr. Gerhard Maier	50.0	25.0	100.0	175.0	37.5	5.0	62.5	105.0
Dr. h.c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg	50.0	35.0	100.0	185.0	37.5	10.0	62.5	110.0
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	37.5	7.5	62.5	107.5
Stefan Schulz	50.0	21.7	100.0	171.7	37.5	5.0	62.5	105.0
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	10.0	100.0	160.0	37.5	2.5	62.5	102.5

Total	870.0	325.0	1,680.0	2,875.0	650.0	92.1	1,100.0	1,842.1

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.

The total compensation of all Supervisory Board members in 2010 for work for SAP excluding compensation relating to the office of Supervisory Board member was €995,000 (2009: €1,095,100). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2009 and 2010 respectively.

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2010, the fees for such services totaled €73,000 (2009: €839,000).

For consulting services in connection with a study we carried out into the potential of in-memory database technology for business leaders, we paid Supervisory Board member Hartmut Mehdorn a fee of €29,000 in 2010 (2009: no consulting services beside service on the Supervisory Board).

Long-Term Incentives for the Supervisory Board

We do not offer members stock options or other share-based compensation for their Supervisory Board work. Any stock options or other share-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Part I
Item 6

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 122,148,302 SAP shares on December 31, 2010 (December 31, 2009: 127,186,143 SAP shares), representing 9.956% (2009: 10.374%) of SAP’s capital stock. No other member of the Supervisory Board held more than 1% of the SAP AG common stock at the end of 2010 or of the previous year. Members of the Supervisory Board held a total of 122,156,130 SAP shares on December 31, 2010 (December 31, 2009: 127,193,136 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2010:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price in €

Thomas Bamberger(1)	February 1, 2010	Stock sale	4,404	33.6677
Stefan Schulz(1)	February 1, 2010	Stock sale	300	33.6677
Dr. Gerhard Maier(2)	November 15, 2010	Stock sale	7,000	36.40

(1)	Sale of shares in line with SAP SOP 2002

(2)	Sale of shares in line with the LTI Plan 2000

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2010 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members, as envisaged in the German Corporate Governance Code.

Part I
Item 6

Employees

Headcount

The following tables set forth the number of employees, measured in full-time equivalents by functional area and by geographic region:

	December 31, 2010				December 31, 2009				December 31, 2008
			Asia				Asia				Asia
			Pacific				Pacific				Pacific
Full-time equivalents	EMEA(1)	Americas	Japan	Total	EMEA(1)	Americas	Japan	Total	EMEA(1)	Americas	Japan	Total

Software and software-related services	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422	3,269	1,306	1,891	6,466
Professional services and other services	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348	7,326	4,142	2,583	14,051
Research and development	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814	8,687	2,767	4,094	15,548
Sales and marketing	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513	4,645	4,014	2,042	10,701
General and administration	2,053	1,005	518	3,576	1,919	724	408	3,051	1,996	788	459	3,243
Infrastructure	1,135	628	266	2,029	854	408	174	1,436	905	445	185	1,535
SAP Group (December 31)	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584	26,828	13,462	11,254	51,544
thereof Sybase	813	1,866	1,047	3,726
SAP Group (average)	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769	26,561	13,872	11,128	51,561

(1)	Europe, Middle east, Africa

At the end of 2010, our total worldwide headcount expressed in full-time equivalents (FTEs) was 53,513 (December 31, 2009: 47,584 FTEs). This represents an increase in headcount of 5,929 in comparison to 2009. Of the overall headcount increase in 2010, 4,233 resulted from acquisitions, and of those, 3,817 resulted from the acquisition of Sybase in July. On December 31, 2010, the number of employees working for the acquired Sybase business was 3,726. The average number of employees in 2010 was 49,970 (2009: 48,769).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part time and certain people who are employed by SAP but who for various reasons are not currently working are excluded from our figures. Also, certain temporary employees are not included in our figures. The number of such temporary employees is not material.

On December 31, 2010 the largest number of SAP employees (50%) were employed in the EMEA region (including 29% in Germany), while 28% were employed in the Americas region (including 20% in the United States) and 22% in the Asia Pacific Japan (APJ) region.

Our general and administration headcount increased 17% to 3,576 full-time employees at the end of the year (2009: 3,051). Professional services and other services counted 13,152 employees at the end of 2010 — an increase of 7% (2009: 12,348). Our R&D headcount grew 7% to 15,884 (2009: 14,814). Our worldwide headcount in the field of software and software-related services grew 23% to 7,885 (2009: 6,422). Sales and marketing headcount grew 15% to 10,987 at the end of the year (2009: 9,513), because we invested heavily in the sales and marketing of our products and services in 2010 and employed more sales staff in all regions. Our infrastructure employees, who provide IT and facility management services, numbered 2,029, an increase of 41% (2009: 1,436).

Part I
Item 6, 7

We had high numbers of new hires resulting from acquisitions in 2010: In the Americas region, the number of acquisition-related hires was 1,975; in the EMEA region it was 1,174, and in the APJ region it was 1,084. In the Americas region headcount increased by 2,809, or 23%; in the EMEA region the increase was 1,627 or 6%; in the APJ region it was 1,493 or 15%.

Employee Relations and Labor Unions

On a worldwide basis, we believe that our employee relations are excellent. Employees of SAP France S.A. are subject to a collective bargaining agreement.

On the legal entity level, the SAP AG works council represents the employees of the AG with 39 members; the employees of SAP Deutschland AG & Co. KG (SAP Germany) are represented by a works council with 31 members. For different areas of co-determination the entity-level works councils have elected committees. By law the works councils are entitled to consultation- and in some areas to co-determination- rights concerning labor conditions at SAP AG and SAP Germany. Other employee representatives include the group works council currently having seven members (members of the works councils of SAP AG and SAP Germany), the representatives of severely disabled persons in all entities and on group level (Germany) and the spokespersons committee as the representation of the executives.

Each of SAP France S.A. and SAP Labs France S.A. are represented by a French works council. A French works council is responsible for protecting the employees’ collective interests by ensuring that management considers the interests of employees in making decisions on behalf of the company. A French works council is entitled to certain company information and to consult with management on matters that are expected to have an impact on company structure or on the employees it represents.

In addition, the employees of our subsidiaries SAP Espana S.A., SAP Belgium N.V. and

SAP Nederland B.V. are also represented by works councils. In SAP (UK) Limited an employee consultation forum exists. The Sybase France SARL and Sybase Nederland B.V. employees are represented by a works council.

SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees — Compensation Report” is disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

SHARE-BASED COMPENSATION PLANS

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directory, Senior Management and Employees — Compensation Report” and Note (28) to our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP AG ordinary share. On March 3, 2011, based on information provided by the Depositary there were 45,754,284 ADRs held of record by 1,257 registered holders. The ordinary shares underlying such ADRs represented 3.73% of the then-outstanding ordinary

Part I
Item 7

shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of March 3, 2011 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights. On September 10, 2010, BlackRock, Inc., New York, USA, BlackRock Financial Management, Inc., New York, USA, and BlackRock Holdco 2, Inc., Wilmington, Delaware, USA, notified us as follows: The percentage of voting shares of BlackRock, Inc. exceeded 3% on September 6, 2010 and was then 3.59%. The percentage of voting shares of BlackRock Financial Management, Inc. exceeded 3% on September 6, 2010 and was then 3.46%. The percentage of voting shares of BlackRock Holdco 2, Inc. exceeded 3% on September 6, 2010 and was then 3.46%.

	Ordinary Shares
	Beneficially Owned
		% of
Major Shareholders	Number	Outstanding

Dietmar Hopp, collectively(1)	75,273,200	6.132%
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	122,148,302	9.951%
Klaus Tschira, collectively(3)	93,079,595	7.583%
Executive Board Members as a group (6 persons)	13,747	0.001%
Supervisory Board Members as a group (16 persons)	122,156,188	9.952%
Executive Board Members and Supervisory Board Members as a group (22 persons)(4)	122,169,935	9.953%
Options and convertible bonds that are vested and exercisable within 60 days of March 3, 2011, held by Executive Board Members and Supervisory Board Members, collectively(5)	35,075	N/A

(1)	Represents 75,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbH & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH Verwaltungs-GmbH is the general partner and 71,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 15, 2011.

(2)	Includes Hasso Plattner Förderstiftung gGmbH and Hasso Plattner GmbH & Co. Beteiligungs-KG in which Hasso Plattner exercises sole voting and dispositive power.

(3)	Includes Klaus Tschira Stiftung gGmbH and Dr. h. c. Tschira Beteiligungs GmbH & Co. KG in which Klaus Tschira exercises sole voting and dispositive power.

(4)	We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP AG’s ordinary shares as of March 3, 2011.

(5)	Includes 2,675 stock options and 32,400 convertible bonds. Each of these stock options and convertible bonds entitles the holder, if exercised or converted, to four SAP AG ordinary shares.

Part I
Item 7, 8

We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED-PARTY TRANSACTIONS

In 2010, SAP entered into a loan agreement for a total amount of €6.0 million at an interest rate of 15.0% with its associate Crossgate AG in order to support the partnership with Crossgate AG. At December 31, SAP had lent Crossgate AG €3.5 million under this agreement, which was also the largest amount outstanding during 2010 as well as the balance at March 3, 2011.

For further information on related-party transactions see Note (31) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLI DATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

See “Item 18. Financial Statements” and pages F-1 through F-105.

OTHER FINANCIAL INFORMATION

Legal Proceedings

We are subject to a variety of legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. We have recorded a provision in the amount of €997 million for the TomorrowNow litigation. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of all other matters currently pending against us has had or will have a material adverse effect on our business, financial position, profit or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have such a material adverse effect on our business, financial position, profit or cash flows.

See a detailed discussion of our legal proceedings in Note (24) to our Consolidated Financial Statements.

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information — Dividends — Dividend Distribution Policy.”

Significant Changes

In February 2011, SAP acquired security software, identity and access management software, and assets including development and consulting resources from SECUDE .

For more information about this acquisition, see the Acquisitions section.

On February 28, 2011, we repaid a portion of the outstanding balance of the acquisition term loan in the amount of €500 million. The balance outstanding in the amount of €1 billion as at December 31, 2010 is contractually due in May 2012 (for more information see the Notes to the Consolidated Financial Statements, Note (18b)). The early repayment will reduce interest expense, a component of finance income, net, by a single-digit millions of euro amount in 2011.

On March 11th, 2011, a massive earthquake hit Japan and a subsequent tsunami as well as aftershocks resulted in substantial damage and loss of life in Japan. Nuclear power plants were also affected, leading to a nuclear crisis in the areas surrounding the affected power plants. The stock markets have already reacted to the developments in Japan and most of the major indices have declined. SAP’s share price experienced a similar decline since then. At the time this statement is given there were no reliable predictions on the further development of this situation and resulting impacts.

As a result we cannot judge the impact this natural disaster may have on our business for Q1 2011 and beyond, but it may negatively impact our financial position, cash flow and result of operations as well as stock price.

Part I
Item 9

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

Trading on the Frankfurt Stock Exchange and the NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per
	Ordinary Share (1)		DAX(2)		Price per ADR
	High	Low	High	Low	High	Low
	In €		In points		In US$

Annual Highs and Lows
2006	46.86	34.56	6,611.81	5,292.14	57.00	43.57
2007	42.27	33.37	8,105.69	6,447.70	59.86	44.45
2008	39.93	23.45	7,949.11	4,127.41	58.98	29.70
2009	35.26	25.00	6,011.55	3,666.41	52.37	31.69
2010	38.40	31.12	7,077.99	5,434.34	54.08	41.59
Quarterly Highs and Lows
2009
First Quarter	29.64	25.00	5,026.31	3,666.41	38.61	31.69
Second Quarter	31.25	27.00	5,144.06	4,131.07	44.87	35.73
Third Quarter	35.26	27.32	5,736.31	4,572.65	51.70	37.87
Fourth Quarter	35.08	30.09	6,011.55	5,353.35	52.37	44.28
2010
First Quarter	35.86	31.12	6,156.85	5,434.34	50.64	42.81
Second Quarter	37.68	33.97	6,332.10	5,670.04	49.93	41.59
Third Quarter	37.86	34.46	6,351.60	5,816.20	49.84	43.54
Fourth Quarter	38.40	35.84	7,077.99	6,134.21	54.08	46.93
Monthly Highs and Lows
2010
July	37.86	35.04	6,209.76	5,816.20	48.61	45.03
August	35.61	34.46	6,351.60	5,899.50	47.11	43.54
September	37.09	35.19	6,298.30	6,083.85	49.84	44.72
October	38.30	36.18	6,639.21	6,134.21	54.08	49.63
November	37.39	35.84	6,879.66	6,604.86	52.98	46.93
December	38.40	36.24	7,077.99	6,866.63	50.76	47.59
2011
January	42.22	37.45	7,155.58	6,857.06	57.90	48.76
February	44.67	42.55	7,426.81	7,130.50	60.56	58.49
March (through March 3, 2011)	44.10	43.67	7,225.96	7,181.12	61.67	59.83

Part I
Item 9, 10

(1)	Share prices for 2006 are retrospectively adjusted for the effect of the fourfold increase in the number of shares resulting from the capital increase which became effective December 15, 2006.

(2)	The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On March 3, 2011, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €44.10 and the closing sales price per ADR on the NYSE was US $61.67, as reported by Reuters.

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

SAP is authorized to act in all the business areas listed above and to delegate such activities to affiliated enterprises within the meaning of the German Stock Corporation Act; in particular SAP is authorized to delegate its business in whole or in part to such enterprises. SAP AG is authorized to establish branch offices in Germany and other countries, as well as to form, acquire or invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. SAP is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. SAP is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such enterprises, or to limit its activities to manage its shareholdings.

CORPORATE GOVERNANCE

Introduction

SAP AG, as a German stock corporation, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by German law, by the German Corporate Governance Code and by SAP’s Articles of Incorporation (Satzung) and are summarized below. See “Item 16G. Differences in Corporate Governance Practices” for

Part I
Item 10

additional information on our corporate governance practices.

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

The members of the Supervisory Board cannot be elected for a longer term than approximately 5 years. The term expires at the close of the Annual General Meeting of Shareholders giving its formal approval of the acts of the Supervisory Board and the Executive Board in the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. Our Supervisory Board normally meets four times a year. The remuneration of the members of the Supervisory Board is determined by the Articles of Incorporation.

As stipulated in the German Corporate Governance Code (GCGC), an adequate number of our Supervisory Board members are independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of

Part I
Item 10

management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP AG. Further, as the compensation of the Supervisory Board members is laid down in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

Pursuant to the German Stock Corporation Act publicly traded stock corporations like SAP must have at least one independent member of the supervisory board with expertise in the fields of financial reporting or auditing. The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), internal audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee proposes the appointment of the external auditor to the Supervisory Board, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence. Both SAP’s Global Internal Audit Services (GIAS) and SAP’s Global Compliance Office (GCO) report upon request or at the occurrence of certain findings, but in any case at least once a year (GCO) or twice a year (GIAS), directly to the Audit Committee.

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

The Compensation Committee (Personalausschuss) deals with the employment contracts of Executive Board members. It prepares proposals for the Executive Board remuneration system and the Executive Board members’ actual compensation for approval by the Supervisory Board. As of August 5, 2009 the German Stock Corporation Act, as amended by the German Act on the Appropriateness of Executive Board Remuneration (Gesetz zur Angemessenheit der Vorstandsvergütung), prohibits the Compensation Committee from deciding on the remuneration of the Executive Board members on behalf of the Supervisory Board and requires that such decision is made by the

Part I
Item 10

entire Supervisory Board. As of August 5, 2009, the German Stock Corporation Act, as amended by the German Act on the Appropriateness of Executive Board Remuneration, also provides the General Meeting of Shareholders with the right to vote on the system for the remuneration of Executive Board members, such vote not being legally binding for the Supervisory Board. SAP AG provided shareholders with this right at its Annual General Meeting of Shareholders 2010. The General Meeting of Shareholders approved the new system for the remuneration of Executive Board members that was resolved by the Supervisory Board on March 25, 2010.

The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues. Furthermore, it regularly discusses acquisitions of intellectual property and companies, venture capital investments and other investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits.

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

The Special Committee (Sonderausschuss) is tasked with coordinating and managing the Supervisory Board’s external legal advisors concerned with the investigation and analysis of the facts in connection with the legal action brought by Oracle Corporation.

The duties, procedures and committees of the Supervisory Board are specified in their respective bylaws, if any, which reflect the requirements of the German Stock Corporation Act and the recommendations of the GCGC.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least 2 members. Currently, SAP AG’s Executive Board is composed of 6 members. Any 2 members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may

Part I
Item 10

legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of 5 years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the remuneration of Executive Board members.

Under German law SAP AG’s Supervisory Board members and Executive Board members have a duty of loyalty and care towards SAP AG. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP AG shareholders and our employees and, to some extent, the common good. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless they acted pursuant to a lawful resolution of the Annual General Meeting of Shareholders.

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

The Global Compliance Office (GCO), an extension of SAP’s Global Legal Department, was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance at SAP. Effective March 1, 2007, the Company appointed a Chief Global Compliance Officer who reports to the General Counsel, and also has direct communication channels and reporting obligations to the Executive Board and the Audit Committee of the Supervisory Board. The GCO manages a network of more than 100 local subsidiary Compliance Officers who act as the point of contact for local questions or issues under the SAP Code of Business Conduct for employees. The GCO provides training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported without fear of retaliation.

Pursuant to Sec. 289a of the German Commercial Code (Handelsgesetzbuch) the Executive Board of publicly listed companies like SAP AG are required to issue a corporate governance declaration (Erklärung zur Unternehmensführung) every year in connection with the annual financial statements. Companies are free to include the corporate governance declaration in their annual report to shareholders or publish the declaration on their website. SAP has chosen to publish the declaration on its website under (http://www.
sap.com/about/governance/statement/index.epx). As stipulated by law the declaration comprises the declaration of compliance with the recommendations of the GCGC pursuant to Sec. 161 of the German Stock Corporation Act, relevant disclosures of the company’s corporate governance practices such as ethical, work and welfare standards, and a description of the Executive Board and Supervisory Board’s rules of procedure as well

Part I
Item 10

as information on the composition and rules of procedure of their sub-committees.

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

At the Annual General Meeting of Shareholders, the shareholders are asked, among other things, to formally approve the actions taken by the Executive Board and the Supervisory Board in the preceding fiscal year, to approve the appropriation of the corporation’s distributable profits and to appoint an independent auditor. Shareholder representatives of the Supervisory Board are generally elected at the Annual General Meeting of Shareholders for a term of approximately five years. Shareholders may also be asked to grant authorization to repurchase treasury shares, to resolve on measures to raise or reduce the capital of the Company or to ratify amendments of our Articles of Incorporation. The Annual General Meeting of Shareholders can make management decisions only if requested to do so by the Executive Board.

CHANGE IN CONTROL

There are no provisions in the Articles of Incorporation of SAP AG that would have an effect of delaying, deferring or preventing a change in control of SAP AG and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

According to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) a bidder seeking control of a company with its corporate seat in Germany and traded on a European Union stock exchange must publish advance notice of a tender offer, submit a draft offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. Once a bidder has acquired shares representing 30% of the voting power of the target company, it must make an offer for all remaining shares. The Securities Acquisition and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the shareholders no later than 18 months in advance of a takeover bid by resolution of 75% of the votes cast.

Effective as of July 14, 2006 the German Implementation Act for the European Takeover Directive amended the German Securities Acquisition and Takeover Act. Under the European Takeover Directive member states may choose whether EU restrictions on frustrating action apply to companies that are registered in their territory. Germany decided to opt out and to retain its current restrictions on a board taking frustrating action (as described above). As required by the Directive if a country

Part I
Item 10

decides to opt out the German Securities Acquisition and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). SAP AG has not made use of this option.

CHANGE IN SHARE CAPITAL

Under German law, the capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including stock option plans for Executive Board members or employees and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by 75% of the votes cast at the General Meeting of Shareholders in which the increase is proposed, and requires an amendment to the Articles of Incorporation.

The share capital may be reduced by an amendment to the Articles of Incorporation approved by 75% of the votes cast at the General Meeting of Shareholders. In addition, the Executive Board of SAP AG is allowed to authorize a reduction of the company’s capital stock by canceling a defined number of repurchased treasury shares if this repurchasing and the subsequent reduction have already been approved by the General Meeting of Shareholders.

The Articles of Incorporation do not contain conditions regarding changes in the share capital that are more stringent than those provided by German law.

RIGHTS ACCOMPANYING OUR SHARES

There are no limitations imposed by German law or the Articles of Incorporation of SAP AG on the rights to own securities, including the rights of non-residents or foreign holders to hold the ADRs or ordinary shares, to exercise voting rights or to receive dividends or other payments on such shares.

According to the German stock corporation law, the rights of shareholders cannot be amended without shareholders’ consent. The Articles of Incorporation do not provide more stringent conditions regarding changes of the rights of shareholders than those provided by German law.

Voting Rights

Each ordinary SAP AG share represents one vote. Cumulative voting is not permitted under German law. A corporation’s articles of incorporation may stipulate a majority necessary to pass a shareholders’ resolution differing from the majority provided by law, unless the law does not mandatorily require a certain majority. Section 21 (1) of SAP AG’s Articles of Incorporation provides that resolutions may be passed at the General Meeting of Shareholders by the majority as provided by law. This means that resolutions may be passed by a majority of 50% plus one vote of votes cast (simple majority), unless the law provides or requires a higher majority. German law requires that the following matters, among others, be approved by at least 75% of the votes cast at the General Meeting of Shareholders in which the matter is proposed:

•	changing the corporate purpose of the company set out in the articles of incorporation;

•	capital increases and capital decreases;

•	excluding preemptive rights of shareholders to subscribe for new shares or for treasury shares;

•	dissolution;

Part I
Item 10

•	a merger into, or a consolidation with, another company;

•	a transfer of all or virtually all of the assets; and

•	a change of corporate form.

Section 21 (3) of SAP AG’s Articles of Incorporation provides that, if no candidate receives a simple majority of votes during the first ballot in an election, a second, deciding ballot shall be conducted between the candidates who received the largest number of votes. If the second ballot is tied, the election shall be determined by drawing lots.

Dividend Rights

See “Item 3. Key Information — Dividends.”

Preemptive Rights

Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by 75% of the votes cast at the General Meeting of Shareholders) or by the Executive Board authorized by such shareholders’ resolutions and subject to the consent of the Supervisory Board.

Liquidation

If SAP AG were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Disclosure of Shareholdings

SAP AG’s Articles of Incorporation do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP AG to notify SAP AG and the Federal Financial Supervisory Authority of the number or shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation’s outstanding voting rights. In respect of certificates representing shares, the notification requirement shall apply exclusively to the holder of the certificates. In addition, the German Securities Trading Act also obliges anyone who holds, directly or indirectly, financial instruments that result in an entitlement to acquire, on one’s initiative alone and under a legally binding agreement, shares in SAP AG, to notify SAP AG and the Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. In connection with this notification obligation positions in voting rights and other financial instruments have to be aggregated.

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

Part I
Item 10

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

German Taxation

The summary set out below is based on German tax laws, interpretations thereof and applicable tax treaties to which Germany is a party and that are in force at the date of this report; it is subject to any changes in such authority occurring after that date, potentially with retroactive effect, that could result in German tax consequences different from those discussed below. This discussion is also based, in part, on representations of the Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms. For additional information on the Depository and the fees associated with SAP’S ADR program see “Item 12. Description of Securities Other Than Equity Securities — American Depository Shares.”

For purposes of applying German tax law and the applicable tax treaties to which Germany is a party, a holder of ADRs will generally be treated as owning the ordinary shares represented thereby.

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by a company are generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% (effectively 1.375% of dividends before withholding tax), resulting in an

Part I
Item 10

aggregate withholding tax rate from dividends of 26.375%. Corporate non-resident shareholders will generally be entitled to a refund in the amount of two fifths of the withholding tax (including solidarity surtax). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

Generally, for many non-resident shareholders the withholding tax rate is currently reduced under applicable income tax treaties. Rates and refund procedures may vary according to the applicable treaty. To reduce the withholding tax to the applicable treaty tax rate a non-resident shareholder must apply for a refund of withholding taxes paid. Claims for refund, if any, are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany; http://www.bzst.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates. For details, such non-resident shareholders are urged to consult their own tax advisors. Special rules apply for the refund to U.S. Holders (we refer to the below section “Refund Procedures for U.S. Holders”).

Refund Procedures for U.S. Holders

Under the Treaty, a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder. Thus, for each US$100 of gross dividends paid by SAP AG to a U.S. Holder, the dividends (which are dependent on the euro/dollar exchange rate at the time of payment) will be initially subject to a German withholding tax of US$26.375, of which US$11.375 may be refunded under the Treaty. As a result, a U.S. Holder effectively would receive a total dividend of US$85 (provided the euro/dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower).

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

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

An IT-supported quick-refund procedure is available for dividends received (the “Data Medium Procedure — DMP”). If the U.S. Holder’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf. Further each refund beneficiary must confirm that (i) it is the beneficial owner of the dividends received; (ii) it is resident in

Part I
Item 10

the U.S. in the meaning of the Treaty; (iii) it does not have its domicile, residence or place of management in Germany; (iv) the dividends received do not form part of a permanent establishment or fixed base in Germany; and (v) it commits, due to its participation in the DMP, not to claim separately for refund.

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

German Gift and Inheritance Tax

Generally, a transfer of ADRs or ordinary shares by a shareholder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADRs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADRs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of a company and has been held, directly or indirectly, by the decedent or donor, respectively, actually or constructively together with related parties.

However, the right of the German government to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. Holder, a transfer of ADRs or ordinary shares by a U.S. Holder at death or by way of gift generally will not be subject to German gift or inheritance tax by reason of the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of

Part I
Item 10

Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 vol. II page 847, as amended by the Protocol of December 14, 1998 and as published on December 21, 2000, German Federal Law Gazette 2001 vol. II, page 65; the “Estate Tax Treaty”) so long as the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADRs or ordinary shares were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax paid in Germany, subject to certain limitations, in a case where the ADRs or ordinary shares are subject to German gift or inheritance tax and U.S. federal gift or estate tax.

Other German Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. Holder on the acquisition, ownership, sale or other disposition of our ADRs or ordinary shares.

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

The summary set out below is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treaty and regulations, rulings and judicial decisions thereunder at the date of this report. Any such authority may be repealed, revoked or modified, potentially with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No assurance can be given that the conclusions set out below would be sustained by a court if challenged by the IRS. The discussion below is based, in part, on representations of the Depositary, and assumes that each obligation in the Deposit Agreement and any related agreements will be performed in accordance with its terms.

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

As discussed above, a U.S. Holder may obtain a refund of German withholding tax under the Treaty to the extent that the German withholding tax exceeds 15% of the dividend distributed. Thus, for each US$100 of gross

Part I
Item 10

dividends paid by SAP AG to a U.S. Holder, the dividends (which are dependent on the euro/dollar exchange rate at the time of payment) will be initially subject to German withholding tax of US$25 plus US$1.375 solidarity surtax, and the U.S. Holder will receive US$73.625. A U.S. Holder who obtains the Treaty refund will receive from the German tax authorities an additional amount in euro that would be equal to US$11.375. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of US$100, which will be deemed to have been subject to German withholding tax of US$15 (15% of US$100) resulting in the net receipt of US$85 (provided the euro/dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower).

In the case of a distribution in euro, the amount of the distribution generally will equal the dollar value of the euro distributed (determined by reference to the spot currency exchange rate on the date of receipt of the distribution, or receipt by the Depositary in the case of a distribution on ADRs), regardless of whether the holder in fact converts the euro into dollars, and the U.S. Holder will not realize any separate foreign currency gain or loss (except to the extent that such gain or loss arises on the actual disposition of foreign currency received). However, a U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Dividends paid by SAP AG generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP AG to an individual after December 31, 2002 and received prior to January 1, 2013 are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 15%, if SAP AG was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2010 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2011 tax year.

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

Part I
Item 10, 11

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

MATERIAL CONTRACTS

Pursuant to the Merger Agreement dated May 12, 2010 by and among Sybase, Inc., SAP America, Inc., a wholly owned subsidiary of SAP AG, and Sheffield Acquisition Corp., a wholly owned subsidiary of SAP America, Inc.,

Sheffield Acquisition Corp. commenced a cash tender offer for all of the outstanding shares of Sybase common stock at US$65.00 per share, representing an enterprise value of approximately US$5.9 billion. The transaction closed on July 26, 2010 after receipt of the majority of the outstanding shares of Sybase’s common stock and clearance by the relevant antitrust authorities. Subsequently, SAP acquired the remaining common shares and the combination was completed on July 29, 2010. The transaction was funded from SAP’s cash on hand and a euro 2.64 billion acquisition term loan facility. Refer to the Notes to the Consolidated Financial Statements section, Note (4) Business Combinations, for additional information on the Merger Agreement and the Sybase acquisition.

This description is a summary of the Merger Agreement and is qualified in its entirety by the Merger Agreement which is incorporated by reference as Exhibit 4.7 to this report.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This report as well as some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our Web site: www.sap.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various financial risks, such as market risks, including changes in

Part I
Item 11, 12

foreign currency exchange rates, interest rates and equity prices, as well as credit risk and liquidity risk. We manage these risks on a Group-wide basis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction. Financial risk management is done centrally. See Notes (25), (26) and (27) to our Consolidated Financial Statements for our quantitative and qualitative disclosures about market risk.

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

These charges are described more fully in Section 5.9 of the Amended and Restated Deposit Agreement dated November 25, 2009, incorporated by reference as Exhibit 4.1.2 to this report.

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

Part I, II
Item 12, 13, 14, 15

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

Fees and Other Payments Payable by the Depositary to SAP

The Depositary has agreed to make certain payments to SAP as reimbursement for expenses incurred by SAP in connection with its ADR program and in support of SAP’s ongoing investor relations activities related to the ADR program. For the year ended December 31, 2010, the Depositary has made direct and indirect payments to SAP of US $2,658,758 for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, 2010 NYSE listing fees, road shows, production of investor targeting, peer analysis, shareholder identification reports and perception studies, postage for mailing annual and interim reports and other communications to ADR holders and participation in retail investor activities, broker conferences, SAP sponsored analyst events and capital markets days.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s co-chief executive officers (Co-CEOs) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s Co-CEOs and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2010. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s Co-CEOs and CFO. Based on the foregoing, SAP’s management, including SAP’s Co-CEOs and CFO, concluded that as of December 31, 2010, SAP’s disclosure controls and procedures were effective.

Part II
Item 15, 16, 16A, 16B

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

KPMG, our independent registered public accounting firm has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting, which is included in Item 18. Financial Statements,” “Report of Independent Registered Public Accounting Firm.”

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Erhard Schipporeit is an “audit committee financial expert,” as defined by the regulations of the Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and meeting the requirements of Item 16A. He is “independent,” as such term is defined in Rule 10A-3 under the Exchange Act.

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

Part II
Item 16C

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES, AUDIT-RELATED FEES, TAX FEES AND ALL OTHER FEES

Refer to Note (32) to our Consolidated Financial Statements for information on fees paid to our independent registered public accounting firm, KPMG, for audit services and other professional services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

As required under German law, our shareholders appoint our independent auditors to audit our financial statements, based on a proposal that is legally required to be submitted by the Supervisory Board. The Supervisory Board’s proposal is based on a proposal by the Audit Committee. See also the description in “Item 10. Additional Information — Corporate Governance.”

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

2.	“Services requiring universal approval:” Services of this category may be provided by our independent auditors up to a certain aggregate amount in fees per year that is determined by the Audit Committee.

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

Applicable regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. Fees for non-audit services subject to

Part II
Item 16C, 16D, 16E

such waiver amounted to less than €0.005 million in 2010 (€0 in 2009).

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

We rely on this exemption. Our Audit Committee includes two members who are non-executive employees of SAP AG, Thomas Bamberger and Gerhard Maier, who were named to our Supervisory Board pursuant to the German Co-determination Act (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that the reliance on this exemption does not materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any ADRs in 2010. The following table sets out information concerning repurchases of our ordinary shares, which we mainly use to serve our employee discount stock purchase programs, Long-Term Incentive Plans, Stock Option Plans and other such plans. The maximum number of shares that may yet be purchased under these plans and programs as of December 31, 2010 was 83,515,629.

Part II
Item 16E, 16F, 16G

			(c)Total
			Number of
			Shares	(d)Maximum
			Purchased as	Number
			Part of	of Shares
		(b)Average	Publicly	that May
	(a)Total	Price Paid	Announced	Yet Be Purchased
	Number of	per Share	Plans and	Under these Plans
Period	Shares Purchased	(in €)	Programs	and Programs

January 1/1/10 — 1/31/10	0	—	0	85,376,024
February 2/1/10 — 2/28/10	2,080,000	33.68	2,080,000	85,739,597
March 3/1/10 — 3/31/10	1,452,221	34.43	1,452,221	84,342,011
April 4/1/10 — 4/30/10	0	—	0	84,377,528
May 5/1/10 — 5/31/10	0	—	0	84,414,338
June 6/1/10 — 6/30/10	0	—	0	84,452,898
July 7/1/10 — 7/31/10	0	—	0	84,522,861
August 8/1/10 — 8/31/10	2,852,250	35.05	2,852,250	81,721,099
September 9/1/10 — 9/30/10	0	—	0	83,229,826
October 10/1/10 — 10/31/10	0	—	0	83,263,076
November 11/1/10 — 11/30/10	0	—	0	83,446,772
December 12/1/10 — 12/31/10	0	—	0	83,515,629

Total	6,384,471	34.46	6,384,471

Purchases between January 1, 2010 and June 8, 2010 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on May 19 2009, pursuant to which the Executive Board was authorized to acquire, on or before October 31, 2010, up to 120 million shares of SAP.

Purchases between June 9, 2010 and December 31, 2010 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 8, 2010, pursuant to which the Executive Board was authorized to acquire, on or before June 30, 2013, up to 120 million shares of SAP. The authorization from June 8, 2010 replaced the authorization from May 19, 2009.

Both authorizations were subject to the provision that the shares to be purchased, together with any other shares already acquired and held by SAP, do not account for more than 10% of SAP’s capital stock.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES

The following summarizes the principal ways in which our corporate governance practices differ from the New York Stock Exchange (NYSE) corporate governance rules applicable to U.S. domestic issuers (the NYSE Rules).

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

Part II
Item 16G

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

The German Stock Corporation Act requires the executive and the supervisory board of exchange-listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP has disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Compliance on a yearly basis since 2003. These declarations are available on the SAP website (www.sap.com/about/governance/statement/index.epx).

Significant Differences

We believe the following to be the significant differences between German corporate governance practices, as SAP has implemented them, and those applicable to domestic companies under the NYSE Rules.

German Stock Corporations are Required to have a Two-Tier Board System

SAP is governed by three separate bodies: (i) the Supervisory Board, which counsels, supervises and controls the Executive Board; (ii) the Executive Board, which is responsible for the management of SAP; and (iii) the General Meeting of Shareholders. The rules applicable to these governing bodies are defined by German law and by SAP’s Articles of Incorporation. This corporate structure differs from the unitary board of directors established by the relevant laws of all U.S. states and the NYSE Rules. Under the German Stock Corporation Act, the Supervisory Board and Executive Board are separate and no individual may be a member of both boards. See “Item 10. Additional Information — Corporate Governance” for additional information on the corporate structure.

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

Part II
Item 16G

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

German corporate law requires that for listed stock corporations at least one member of the Supervisory Board who has expert knowledge in the areas of financial accounting and audit of financial statements must be independent. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these requirements. However, German corporate law and the GCGC do not require the Supervisory Board to make an affirmative determination for each individual member that is independent or that a majority of Supervisory Board members or the members of a specific committee are independent.

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

Audit Committee Independence

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairman of SAP’s Audit Committee and Mr. Joachim Milberg meet the independence requirements of Rule 10A-3 of the Exchange Act. The other two Audit Committee members, Messrs. Thomas Bamberger and Gerhard Maier, are employee representatives who are eligible for the exemption provided by Rule 10 A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

Part II
Item 16G

The Audit Committee independence requirements are similar to the Board independence requirements under German corporate law and GCGC. See the section above under “Director Independence Rules.” Nonetheless, SAP meets the NYSE Rules on audit committee independence applicable to foreign private issuers.

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

According to the German Stock Corporation Act and other applicable German laws, shareholder approval is required for a broad range of matters, such as amendments to the articles of association, certain significant corporate transactions (including inter-company agreements and material restructurings), the offering of stock options and similar equity compensation to its Executive Board members or its employees by a way of a conditional capital increase or by using treasury shares (including significant aspects of such an equity compensation plan as well as the exercise thresholds), the issuance of new shares, the authorization to purchase the corporation’s own shares, and other essential issues, such as transfers of all, or substantially all, of the assets of the stock corporation, including shareholdings in subsidiaries.

Specific Principles of Corporate Governance

Under the NYSE Rules Section 303A.09 listed companies must adopt and disclose corporate guidelines. Since October 2007, SAP

Part II
Item 16G

has applied, with few exceptions, the recommended corporate governance standards of the GCGC rather than company-specific principles of corporate governance. The GCGC recommendations differ from the NYSE Standards primarily as outlined in this Item 16G.

Specific Code of Business Conduct

NYSE Rules Section 303 A.10 requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. Although not required under German law, SAP has adopted a Code of Business Conduct, which is equally applicable to employees, managers and members of the Executive Board. SAP complies with the requirement to disclose the Code of Business Conduct and any waivers of the code with respect to directors and executive officers. See “Item 16B. Code of Ethics” for details.

Part III
Item 17, 18, 19

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidate Financial Statements are included herein on pages F-1 through F-105.

The following are filed as part of this report:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Financial Statements

•	Consolidated Income Statements for the years ended 2010, 2009 and 2008.

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2010, 2009 and 2008.

•	Consolidated Statements of Financial Position as of December 31, 2010 and 2009.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2009 and 2008.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

•	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1		Articles of Incorporation (Satzung) of SAP AG, as amended to date (English translation).
2.1		Form of global share certificate for ordinary shares (English translation).(1)
Certain instruments which define rights of holders of long-term debt of SAP AG and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SAP AG and its subsidiaries. SAP AG and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.
4	.1.2	Amended and Restated Deposit Agreement dated as of November 25, 2009 among SAP AG, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(2)
4.7		Merger Agreement dated May 12, 2010 by and among SAP America, Inc., Sheffield Acquisition Corp. and Sybase, Inc.(3)
8		For a list of our subsidiaries, associates and equity investments, see Note (34) to our Consolidated Financial Statements in “Item 18. Financial Statements”.
12.1		Certification of Bill McDermott, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).
12.2		Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).
12.3		Certification of Werner Brandt, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

Part III
Item 19

13.1	Certification of Bill McDermott, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.3	Certification of Werner Brandt, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 2.1 of SAP AG’s Annual Report on Form 20-F filed on March 22, 2006.

(2)	Incorporated by reference to Exhibit 99(A) of Post Effective Amendment #1 to SAP AG’s Registration Statement on Form F-6 filed on November 25, 2009.

(3)	Incorporated by reference to Exhibit 2.1 to Sybase, Inc.’s Current Report on Form 8-K filed on May 13, 2010.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP AG
(Registrant)

By: /s/	BILL MCDERMOTT
Name: Bill McDermott
Title: Co-Chief Executive Officer

Dated: March 18, 2011

By: /s/	JIM HAGEMANN SNABE
Name: Jim Hagemann Snabe
Title: Co-Chief Executive Officer

Dated: March 18, 2011

By: /s/	WERNER BRANDT
Name: Dr. Werner Brandt
Title: Chief Financial Officer

Dated March 18, 2011

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited the accompanying consolidated statements of financial position of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. We also have audited SAP’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG and subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/  KPMG AG
Wirtschaftsprüfungsgesellschaft

Mannheim, Germany
March 3, 2011

SAP AG AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP
for the years ended December 31,

		(Unaudited)
	Note	2010(1)	2010	2009	2008
		US$	€	€	€
	millions, unless otherwise stated

Software revenue		4,332	3,265	2,607	3,606
Support revenue		8,138	6,133	5,285	4,602
Subscription and other software-related service revenue		525	396	306	258
Software and software-related service revenue		12,996	9,794	8,198	8,466
Consulting revenue		2,915	2,197	2,074	2,498
Other service revenue		628	473	400	611
Professional services and other service revenue		3,543	2,670	2,474	3,109
Total revenue	(5)	16,538	12,464	10,672	11,575
Cost of software and software-related services		(2,419)	(1,823)	(1,658)	(1,672)
Cost of professional services and other services		(2,748)	(2,071)	(1,851)	(2,285)
Research and development		(2,294)	(1,729)	(1,591)	(1,627)
Sales and marketing		(3,510)	(2,645)	(2,199)	(2,546)
General and administration		(844)	(636)	(564)	(624)
Restructuring	(6)	4	3	(198)	(60)
TomorrowNow litigation	(24)	(1,302)	(981)	(56)	(71)
Other operating income, net	(7)	12	9	33	11
Total operating expenses	(8)	(13,100)	(9,873)	(8,084)	(8,874)
Operating profit		3,438	2,591	2,588	2,701
Other non-operating expense, net	(9)	(247)	(186)	(73)	(27)
Finance income		97	73	37	98
Finance costs TomorrowNow litigation	(24)	(16)	(12)	0	0
Other finance costs		(170)	(128)	(117)	(148)
Finance costs		(186)	(140)	(117)	(148)
Finance income, net	(10)	(89)	(67)	(80)	(50)
Profit before tax		3,102	2,338	2,435	2,624
Income tax expense TomorrowNow litigation		500	377	20	26
Other income tax expense		(1,197)	(902)	(705)	(802)
Income tax expense	(11)	(697)	(525)	(685)	(776)
Profit after tax		2,406	1,813	1,750	1,848
— Profit attributable to noncontrolling interests		3	2	2	1
— Profit attributable to owners of parent		2,403	1,811	1,748	1,847
Basic earnings per share, in €	(12)	2.02	1.52	1.47	1.55
Diluted earnings per share, in €	(12)	2.02	1.52	1.47	1.55

(1)	The 2010 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3269 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2010.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP
for the years ended December 31,

	Note	2010	2009	2008
	€ millions

Profit after tax		1,813	1,750	1,848
Gains (losses) on exchange differences on translation, before tax		193	76	(63)
Reclassification adjustments on exchange differences on translation, before tax		0	(2)	0
Exchange differences on translation		193	74	(63)
Gains (losses) on remeasuring available-for-sale financial assets, before tax	(27)	5	15	1
Reclassification adjustments on available-for-sale financial assets, before tax	(27)	(2)	0	(3)
Available-for-sale financial assets	(27)	3	15	(2)
Gains (losses) on cash flow hedges, before tax	(26)	(88)	(41)	(15)
Reclassification adjustments on cash flow hedges, before tax	(26)	67	84	(55)
Cash flow hedges	(26)	(21)	43	(70)
Actuarial gains (losses) on defined benefit plans, before tax	(19)	(39)	(6)	(54)
Other comprehensive income, before tax		136	126	(189)
Income tax relating to components of other comprehensive income	(11)	18	(12)	39
Other comprehensive income, after tax		154	114	(150)
Total comprehensive income		1,967	1,864	1,698
- Profit attributable to non-controlling interests		2	2	1
- Profit attributable to owners of parent		1,965	1,862	1,697

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP
as at December 31,

		(Unaudited)
	Note	2010(1)	2010	2009
		US$	€	€
	millions

Cash and cash equivalents		4,668	3,518	1,884
Other financial assets	(13)	210	158	486
Trade and other receivables	(14)	4,112	3,099	2,546
Other non-financial assets	(15)	240	181	147
Tax assets	(11)	248	187	192
Total current assets		9,478	7,143	5,255
Goodwill	(16)	11,187	8,431	4,994
Intangible assets	(16)	3,153	2,376	894
Property, plant, and equipment	(17)	1,923	1,449	1,371
Other financial assets	(13)	630	475	284
Trade and other receivables	(14)	103	78	52
Other non-financial assets	(15)	41	31	35
Tax assets	(11)	162	122	91
Deferred tax assets	(11)	977	736	398
Total non-current assets		18,176	13,698	8,119
Total assets		27,654	20,841	13,374

Trade and other payables	(18)	1,223	922	638
Tax liabilities	(11)	218	164	125
Financial liabilities	(18)	188	142	146
Other non-financial liabilities	(18)	2,290	1,726	1,577
Provision TomorrowNow litigation	(24)	1,323	997	93
Other provisions		381	287	239
Provisions	(19)	1,704	1,284	332
Deferred income	(20)	1,209	911	598
Total current liabilities		6,832	5,149	3,416
Trade and other payables	(18)	40	30	35
Tax liabilities	(11)	492	371	239
Financial liabilities	(18)	5,903	4,449	729
Other non-financial liabilities	(18)	113	85	12
Provisions	(19)	387	292	198
Deferred tax liabilities	(11)	767	578	190
Deferred income	(20)	84	63	64
Total non-current liabilities		7,786	5,868	1,467
Total liabilities		14,618	11,017	4,883
Issued capital		1,628	1,227	1,226
Share premium		447	337	317
Retained earnings		12,960	9,767	8,571
Other components of equity		(188)	(142)	(317)
Treasury shares		(1,834)	(1,382)	(1,320)
Equity attributable to owners of parent		13,013	9,807	8,477
Non-controlling interests		23	17	14
Total equity	(21)	13,035	9,824	8,491
Equity and liabilities		27,654	20,841	13,374

(1)	The 2010 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3269 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2010.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP
as at December 31,

				Other Components of Equity
					Available-			Equity
					for-Sale	Cash		Attributable	Non-
	Issued	Share	Retained	Exchange	Financial	Flow	Treasury	to Owners of	Controlling	Total
	Capital	Premium	Earnings	Differences	Assets	Hedges	Shares	Parent	Interests	Equity
	€ millions

January 1, 2008	1,246	347	6,925	(330)	1	10	(1,734)	6,465	1	6,466
Profit after tax			1,847					1,847	1	1,848
Other comprehensive income after tax			(32)	(63)	(2)	(53)		(150)		(150)
Dividends			(594)					(594)		(594)
Issuance of shares under share-based payments programs	1	12						13		13
Purchase of treasury shares							(487)	(487)		(487)
Cancellation of treasury shares	(21)		(723)				744
Reissuance of treasury shares under share-based payments programs		(39)					115	76		76
Other			(1)					(1)		(1)

December 31, 2008	1,226	320	7,422	(393)	(1)	(43)	(1,362)	7,169	2	7,171
Profit after tax			1,748					1,748	2	1,750
Other comprehensive income after tax			(6)	74	14	32		114		114
Dividends			(594)					(594)		(594)
Issuance of shares under share-based payments programs		5						5		5
Reissuance of treasury shares under share-based payments programs		(8)					42	34		34
Addition of non-controlling interests									10	10
Other			1					1		1

December 31, 2009	1,226	317	8,571	(319)	13	(11)	(1,320)	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income after tax			(21)	188	3	(16)		154		154
Dividends			(594)					(594)		(594)
Issuance of shares under share-based payments programs	1	23						24		24
Purchase of treasury shares							(220)	(220)		(220)
Reissuance of treasury shares under share-based payments programs		(3)					158	155		155
Other									1	1

December 31, 2010	1,227	337	9,767	(131)	16	(27)	(1,382)	9,807	17	9,824

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP
as at December 31,

		(Unaudited)
	Note	2010(1)	2010	2009	2008
		US$	€	€	€
	millions

Profit after tax		2,406	1,813	1,750	1,848
Adjustments to reconcile profit after tax to net cash provided by operating activities:
Depreciation and amortization		709	534	499	539
Income tax expense	(11)	697	525	685	776
Finance income, net	(10)	89	67	80	50
Gains/losses on disposals of non-current assets	(7)	(4)	(3)	(11)	11
Decrease/increase in sales and bad debt allowances on trade receivables		(65)	(49)	64	76
Other adjustments for non-cash items		42	32	14	52
Decrease/increase in trade receivables		(163)	(123)	593	(48)
Decrease/increase in other assets		(149)	(112)	205	(12)
Decrease/increase in trade payables, provisions and other liabilities		1,481	1,116	(124)	(267)
Decrease/increase in deferred income		88	66	48	61
Cashoutflows due to TomorrowNow litigation	(24)	(135)	(102)	(19)	(13)
Interest paid		(88)	(66)	(69)	(105)
Interest received		69	52	22	72
Income taxes paid, net of refunds		(1,085)	(818)	(722)	(882)
Net cash flows from operating activities		3,890	2,932	3,015	2,158
Business combinations, net of cash and cash equivalents acquired	(4)	(5,565)	(4,194)	(73)	(3,773)
Repayment of acquirees’ debt in business combinations		0	0	0	(450)
Purchase of intangible assets and property, plant, and equipment		(443)	(334)	(225)	(339)
Proceeds from sales of intangible assets or property, plant and equipment		58	44	45	44
Cash transferred to restricted cash		0	0	0	(448)
Use of restricted cash		0	0	0	1,001
Purchase of equity or debt instruments of other entities		(1,117)	(842)	(1,073)	(396)
Proceeds from sales of equity or debt instruments of other entities		1,767	1,332	1,027	595
Net cash flows from investing activities		(5,300)	(3,994)	(299)	(3,766)
Dividends paid	(22)	(788)	(594)	(594)	(594)
Purchase of treasury shares	(22)	(292)	(220)	0	(487)
Proceeds from reissuance of treasury shares		169	127	24	85
Proceeds from issuing shares (share-based compensation)		31	23	6	20
Proceeds from borrowings		7,139	5,380	697	3,859
Repayments of borrowings		(2,914)	(2,196)	(2,303)	(1,571)
Purchase of equity-based derivative instruments		(19)	(14)	0	(55)
Proceeds from the exercise of equity-based derivative financial instruments		5	4	4	24
Net cash flows from financing activities		3,331	2,510	(2,166)	1,281
Effect of foreign currency exchange rates on cash and cash equivalents		247	186	54	(1)
Net increase (decrease) in cash and cash equivalents		2,168	1,634	604	(328)
Cash and cash equivalents at the beginning of the period	(22)	2,500	1,884	1,280	1,608
Cash and cash equivalents at the end of the period	(22)	4,668	3,518	1,884	1,280

(1)	The 2010 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3269 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2010.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL INFORMATION ABOUT CONSOLIDATED FINANCIAL STATEMENTS

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

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2010. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2010, 2009, and 2008, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

SAP’s Executive Board approved the Consolidated Financial Statements on March 3, 2011, for submission to the Company’s Supervisory Board.

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

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements:

Overview of Entities Consolidated in the Financial Statements

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to mergers and liquidations of consolidated or acquired legal entities.

The 2010 changes in the scope of companies included in the Consolidated Financial Statements impact the comparability with the 2009 and 2008 Consolidated Financial Statements. In 2010, we acquired Sybase Inc., which is significant to some positions in SAP’s financial statements and may affect comparability with our 2009 and 2008 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

(3)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(3a)	Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payment arrangements are measured at fair value.

•	Foreign exchange receivables and payables are translated at period-end exchange rates.

•	Pensions are measured according to IAS 19 Employee Benefits (IAS 19) as described in Note (19a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.

(3b)	Relevant Accounting Policies

Reclassifications

We have reclassified and renamed certain revenue items in our Consolidated Financial Statements: As a result of the acquisition of Sybase we recognize revenue from messaging services. This revenue is presented within the other service revenue line item within the professional services and other service revenue subsection. In addition, we have merged our previously-presented Training revenue line item (2009: €273 million; 2008: €434 million) and other revenue line item (2009: €42 million; 2008: €70 million) into the other service revenue line item in our income statement. We believe that this change further improves the clarity of our income statement. Amounts reported in previous years have been reclassified accordingly to conform to the current presentation.

Interest paid, interest received and income taxes paid, net of refunds are presented separately in our Consolidated Statements of Cash Flows. Previously, this information had been presented in a note to the Consolidated Statements of Cash Flows. These changes resulted in certain reclassifications within the net cash flows from operating activities.

We separately present the effects from the TomorrowNow litigation in our Consolidated Financial Statements, since we significantly increased the provision for the litigation after the November 2010 jury verdict described further in Note (19b) and Note (24). We believe that a separate presentation is relevant to gain an understanding of our financial performance, financial position and cash flows. Previously, the expenses had been classified in our Consolidated Income Statements within cost of software and software-related services. The provision recorded on our Consolidated Statements of Financial Position has previously been presented within other provisions. The amount recorded as of December 31, 2008 was not material.

We have changed the presentation of finance income, net. The previous line item other financial gains/losses, net has been split: Gains are now presented within the finance income line item while losses are reported in the finance cost line item. We believe that the new presentation is beneficial for understanding what instruments these income and expenses relate to.

Business Combinations and Goodwill

As of January 1, 2009, we have applied IFRS 3, Business Combinations (2008) in accounting for business combinations. For changes in estimates, particularly contingent consideration payments related to business combinations that occurred prior to January 1,

2009, the previous guidance remains relevant. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of exchange. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in general and administration expenses.

The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Foreign Currencies

Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the exchange rate on the date of the Statement of Financial Position. Revenues and expenses are translated at average rates of exchange computed on a monthly basis. Translation adjustments resulting from this process are charged or credited to other components of equity. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment are also included in other components of equity. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other components of equity to profit or loss.

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate with resulting gains and losses reflected in other non-operating expense, net in the Consolidated Income Statements.

Operating cash flows are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows are translated into euros using the exchange rates in effect at the time of the respective transaction. The effects on cash due to fluctuations in exchange rates are shown in a separate line in the Consolidated Statements of Cash Flows.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Revenue Recognition

We derive our revenue from the sale or license of our software products and of support,

subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services,

and many also include professional services and other elements.

Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our software revenue, support revenue, and revenue from subscriptions, on-demand services and other software-related services. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our consulting revenue and other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (29).

If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue except to the extent of the fees that have already been collected.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, and training revenues, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers. Revenue from the sale of perpetual licenses of our standard products is recognized in line with the requirements for selling goods stated in IAS 18 Revenue (IAS 18) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. We usually sell or license software on a perpetual basis. Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual approach once the basic criteria described above have been met. In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses. We usually recognize revenue from software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Sometimes we enter into customer-specific software development agreements. We recognize software revenue in conjunction with these arrangements using the percentage-of-completion method based on contract costs incurred to-date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support. We recognize support revenue for most of our services ratably over the term of the support arrangement. We do not separately sell technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, on-demand solutions, and other software-related services. Subscription contracts combine software and support service elements, as they provide the customer with current software products, rights to receive unspecified future software products, and rights to support services during the subscription term. Customers pay an annual fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product.

Software rental contracts also combine software and support service elements. Such contracts provide the customer with current software products and support but not the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement.

Revenue from on-demand solutions relates to software hosting arrangements that provide the customer with the right to use certain software functionality, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. On-demand solution revenue is generally recognized ratably over the term of the arrangement. Other software-related service revenue mainly results from software-related revenue-sharing agreements with other software vendors.

We recognize consulting, and other service revenue when the respective services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products. Consulting contracts do not usually involve significant production, modification, or customization of software and are recognized using the percentage-of-completion method of accounting as outlined above.

Other service revenue consists of fees from training services, cancelable hosting contracts, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees.

Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the respective services are rendered. Cancelable hosting contracts allow the customer to terminate a software hosting arrangement at any time and to take possession of the hosted software without significant penalty. In these contracts revenue is allocated to the hosting element and to the software element. The hosting revenue is recognized ratably over the agreed hosting period. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. We recognize revenue from AMS services when the respective services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers.

The vast majority of our software arrangements form multiple-element arrangements, as they include support services, and many also include professional services and other elements. As authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8), we follow the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition, as amended, in order to determine the recognizable amount of license revenue in multiple-element arrangements. Revenue from multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting services, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We determine the fair value of and allocate revenue to each undelivered element based on its respective company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The vast majority of our customers renew their annual support service contracts at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew support or services at rates below company-specific objective evidence of fair value of the respective service.

We defer revenue for all undelivered elements and recognize the residual amount of the arrangement fee attributable to the delivered elements, if any, when the revenue recognition criteria described above have been met and company-specific objective evidence of fair value for the undelivered elements exists.

Combining or segmenting multiple-element arrangements consisting of software and consulting or other professional services depends on:

•	Whether the arrangement involves significant production, modification, or customization of the software, and

•	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.

If neither of the above is the case, revenue for the software element and the other element is recognized separately. In contrast, if one or both of the above is the case, the elements of the arrangement are combined and accounted for as a single unit of accounting, and the entire arrangement fee is recognized using the percentage-of-completion method as outlined above. If the arrangement includes multiple elements, we exclude those elements from contract accounting that meet the criteria for separate recognition (for example support services or hosting), provided that the elements have stand-alone value.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution, and the fair value of the benefit is reasonably estimable.

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third-party licenses, shipping and ramp-up cost, etc.

Cost of Professional Services and Other Services

Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including message revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.

Development activities involve the application of research findings or other knowledge to a plan or design of new or substantially improved software products before the start of commercial use. Development expenditures are capitalized only if all of the following criteria are met:

•	The development cost can be measured reliably.

•	The product is technically and commercially feasible.

•	Future economic benefits are probable.

•	We intend to complete development and market the product.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, all research and development costs are expensed as incurred.

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio and messaging business.

General and Administration

General and administration includes costs related to finance and administrative functions as long as they are not directly attributable to one of the other operating expense line items.

Government Grants and Assistance

We record government grants when it is reasonably assured that we will comply with the relevant conditions and that the grant will be received. Our government grants generally represent subsidies for activities specified in the grant. As a result, government grants are recognized when earned as a reduction of the expenses recorded for the cost that the grants are intended to compensate. Government assistance that takes the form of a tax credit is recognized as a reduction of income tax. Government grants received were immaterial for fiscal 2010, 2009, and 2008.

Leases

We are a lessee of property, plant, and equipment, mainly buildings, hardware, and vehicles, under operating leases that do not transfer to us the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease including renewal terms if, at inception of the lease, renewal is reasonably assured.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period that includes the respective enactment date.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Share-Based Compensation

Share-based compensation covers cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.

The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards options that ultimately vest. We grant our employees discounts on certain share-based compensation plans. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payment plans that are settled by paying cash rather than by issuing equity instruments, a liability is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in liabilities. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payment arrangements granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common share which we cannot reasonably predict.

In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.

For more information about our share-based compensation plans, see Note (28).

Other Components of Equity

Other components of equity include:

•	Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future.

•	Unrealized gains and losses on available-for-sale financial assets.

•	Gains and losses on cash flow hedges comprising the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss.

Treasury Shares

Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares any excess of their carrying amount over the calculated par value is charged to retained earnings.

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of the parent by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding.

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.

These assets are recognized and measured in accordance with IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

•	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. Interest income from items assigned to this category is determined using the effective interest method if the time value of money is material. For further information on trade receivables see the Trade and Other Receivables section.

•	Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to either of the two other categories and mainly include equity investments and debt investments. If readily determinable from market data, available-for-sale financial assets are measured at fair value, with changes in fair value being reported net of tax in other components of equity. Fair value changes are not recognized in profit or loss until the assets are sold or impaired. Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.

•	Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss only comprise those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment charges in the amount of the difference of an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in finance income, net. For available-for-sale financial assets such impairment charges directly reduce an asset’s carrying amount while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.

Income/expenses and gains/losses on financial assets consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income are included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.

Investments in Associates

Companies in which we do not have a controlling financial interest, but over which we can exercise significant operating and financial influence (associates) are accounted for using the equity method.

Derivatives

We account for derivatives and hedging activities in accordance with IAS 39 at fair value.

Derivatives without Designated Hedge Relationship

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the realized profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the realized profits or losses from the derivatives.

Embedded Derivatives

We occasionally have contracts that require payment streams in currencies other than the functional currency of either party to the contract. Such embedded foreign currency derivatives are separated from the host contract and accounted for separately if the following are met:

•	The economic characteristics and risks of the host contract and the embedded derivative are not closely related.

•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

•	The combined instrument is not measured at fair value through profit or loss.

Derivatives with Designated Cash Flow Hedge Relationship

Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other components of equity. We subsequently reclassify the portion of gains or losses from other components of equity to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (26).

Valuation and Testing of Effectiveness

The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.

Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash-flow hedges are recognized directly in other components of equity, while gains and losses on the interest element and on those time values excluded from the hedging relationship are recognized in profit or loss immediately.

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

Trade and Other Receivables

Trade receivables are recorded at invoiced amounts less sales allowances and an allowance for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:

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

consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.

Account balances are written off, i.e. charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

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

Impairment of Goodwill and Non-Current Assets

We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit is less than its carrying value.

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

Goodwill acquired in a business combination is allocated to segments that are expected to benefit from the synergies of the combination. This allocation represents our management approach. As a result, we conduct our goodwill impairment testing at the segment level.

Our corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in other operating income, net in profit or loss.

Impairment losses for non-current tangible and intangible assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist, we would consider the need to reverse all or a portion of the impairment through profit or loss. In contrast, impairment losses for goodwill are never reversed.

Contingent Assets

We carry insurance policies amongst others to offset the expenses associated with defending against litigation matters as well as other risks. To mitigate the risk of customer default, our trade receivables are partially covered by merchandise credit insurance. We recognize the respective reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities.

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

•	Financial liabilities at fair value through profit or loss only comprise those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss on initial recognition. This category solely contains embedded and other derivatives with negative fair values, except where hedge accounting is applied. All changes in the fair value of financial liabilities in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

•	Financial liabilities at amortized cost include all non-derivative financial liabilities not quoted in an active market which are measured at amortized cost using the effective interest method.

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

Provisions

Provisions are recorded when:

•	It is more likely than not that we have a legal or constructive obligation to third parties as a result of a past event.

•	The amount can be reasonably estimated.

•	It is probable that there will be an outflow of future economic benefits to settle the obligation, while there may be uncertainty about the timing or amount of the future expenditure required in the settlement.

We regularly adjust provisions as further information becomes available or circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the reporting date. Discount rates are regularly adjusted to current market interest rates.

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

Additionally, our revenue would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other professional services, and custom software development projects is determined by applying the percentage of completion method of revenue recognition. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental as history may not be indicative of future development, particularly in the global economic circumstances resulting from the recent global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates. To mitigate this risk, our trade receivables are partially covered by merchandise credit insurance.

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

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of shares of SAP will be the most relevant factor. In respect to our plans granted in 2009 (SOP PP and STAR PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout.

Accounting for Income Tax

We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgments are necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgments can have a material effect on our income tax expense, income tax provision, and profit after tax.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgments, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgments regarding future taxable income are based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

For more information about our income tax, see Note (11).

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in identifying whether an intangible asset is identifiable, i.e. to be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

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

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

In making impairment assessments for our intangible assets and goodwill, we use certain assumptions and estimates about future cash flows, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

Additionally, the results of goodwill impairment tests may depend on the allocation of goodwill to cash-generating units. This allocation is judgmental as it is based on our estimates regarding which cash-generating units are expected to benefit from the synergies of the respective business combination.

We did not record any charges on our goodwill and no significant impairment charges on our intangible assets during fiscal year 2010. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment charges will not occur in the future. For more information, see Note (16).

Accounting for Legal Contingencies

As described in Note (24), currently we are involved in various claims and legal proceedings. We review the status of each significant matter on at least a quarterly basis and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. This judgment is particularly required in:

•	The determination whether an obligation exists

•	The determination of the probability of outflow of economic benefits

•	The determination whether the amount of obligation is estimable

•	The estimate of the obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit.

The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on our 2009, or 2008 results. Due to the November 2010 jury verdict regarding the TomorrowNow litigation, we significantly increased our provision recorded for this case. This increase did have a material impact on our financial performance, financial position and cash flows. Further information regarding this case is presented in Notes (19b) and (24).

Recognition of Internally Generated Intangible Assets from Development

Under IFRS, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:

•	Determining whether activities should be considered research activities or development activities.

•	Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand and other developments.

•	The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

•	Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use.

•	Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development.

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the developed products are available for sale. This assessment is monitored by us on a regular basis.

(3d)	New Accounting Standards Adopted in the Current Period

In July 2008, the IASB issued an amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items (IAS 39). The amendment addresses the designation of a one-sided risk in a hedged item and the designation of inflation in particular situations. The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The amendment of IAS 39 did not have a significant impact on our Consolidated Financial Statements.

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

(3e)	New Accounting Standards Not Yet Adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2010, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have an effect on the Consolidated Financial Statements of the Group, except for:

•	IFRS 9 Financial Instruments, which becomes mandatory for the Group’s 2013 consolidated financial statements and is expected to impact the classification and measurement of financial assets. The extent of the impact has not been determined.

•	Amendment to IFRS 7 Financial Instruments: Disclosures — Amendments enhancing disclosures about transfers of financial assets (IFRS 7), which becomes mandatory for the Group’s 2012 consolidated financial statements and might result in additional disclosures.

(4)	BUSINESS COMBINATIONS

In 2010, we concluded the following business combinations:

Acquired Businesses

All transactions, except the acquisition of Sybase, were immaterial to SAP individually and in the aggregate. All of the acquired businesses develop and/or sell software in specific areas of strategic interest to us or complement our service portfolio.

Sybase, Inc. (Sybase), which is headquartered in Dublin, California (USA), delivers a range of solutions to ensure that customer information is securely managed and mobilized, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, and mobile messaging services. Before our acquisition, its stock was traded on the New York Stock Exchange (NYSE: SY).

SAP’s tender offer to acquire Sybase announced on May 12, was made pursuant to a tender offer statement which was filed by SAP with the U.S. Securities and Exchange Commission (the “SEC”) on May 26, 2010. Under the terms and conditions of the tender offer, SAP made an all cash tender offer for all of the outstanding shares of Sybase common stock at US$65.00 per share, representing an enterprise value of approximately US$5.9 billion. The transaction closed on July 26 after receipt of the majority of the outstanding shares of Sybase’s common stock (92.1% of Sybase’s outstanding shares of common stock, or 91.8% on a fully diluted basis) and clearance by the relevant antitrust authorities. Subsequently, SAP used its right to acquire the remaining common shares under the applicable corporate law. The business combination was completed on July 29. The remaining shareholders received $65.00 per share in cash without interest and subject to any required withholding of taxes, the same consideration paid to stockholders in the tender offer.

The per share purchase price represented a 44% premium over the three-month average stock price of Sybase. The transaction was funded from SAP’s cash on hand and a €2.64 billion acquisition term loan facility. For further information on the financing of the acquisition see Note (18).

The components of the consideration transferred for our business combinations are as follows:

Consideration

The acquisition-related costs incurred totaled €16 million for our 2010 business combinations, all of which were recognized in general and administration expense.

The following table shows the allocation of recognized amounts of identifiable assets acquired and liabilities assumed:

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

The fair value of Sybase customer relationship intangibles includes the customer relationships relating to Sybase’s core business as well as its messaging business. The fair values of Sybase’s intellectual property includes assets relating to innovations and technological advances, such as patented and unpatented technology, trade secrets, and databases. There were no identifiable intangible assets that have not been separately recorded.

The fair value of trade receivables has been estimated as follows:

Valuation of Trade Receivables

The initial accounting for current and deferred tax liabilities as well as for litigation-related and similar legal liabilities has only been provisionally determined considering all relevant facts and circumstances known at the reporting date. We will continue to review these matters during the measurement period. If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the acquisition accounting will be revised. Contingent liabilities recognized are not material.

Goodwill recognized for our 2010 business combinations was assigned to our Product, Consulting, Training, and the Sybase segments as follows. For a description of our segments see Note (29):

Assignment of Acquired Goodwill to Segments

The goodwill arising from the acquisitions is attributable mainly to the skills and technical talent of the acquiree’s work force and the synergies expected to be achieved from integrating the activities of the companies. With regard to Sybase, SAP plans to accelerate the reach of its solutions across mobile platforms and drive forward the realization of its in-memory computing vision. Sybase’s mobile platform can connect all applications and data (SAP and non-SAP) and enable them to be utilized on mobile devices.

Impact of Sybase on SAP’s Financials

Had the acquisition of Sybase occurred at the beginning of 2010, we estimate that pro-forma revenue would have amounted to €

12,947 million, and pro-forma profit after tax would have been €1,737 million. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results for Sybase to reflect:

•	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2010.

•	The impact of deferred revenue write-downs on maintenance revenue on a full-year basis.

•	The borrowing costs on the funding levels and debt/equity position of the company after the business combination.

•	Related tax effects.

These pro-forma numbers have been prepared for comparative purposes only. These pro-forma revenue and profit numbers are not necessarily indicative of either the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

Our revenue and profit after tax as well as our pro-forma revenue and pro-forma profit after tax would not have been materially different from the numbers presented had January 1, 2010, been the acquisition date for our other immaterial business combinations.

Business combinations of the prior year are described in the Notes to our Consolidated Financial Statements for 2009. We have not recorded measurement adjustments for any of the 2009 business combinations. We recognized a reduction in goodwill (€4 million) for a 2008 acquisition due to a lower than expected final contingent consideration payment.

(5)	REVENUE

For detailed information about our revenue recognition policies, see Note (3).

For revenue information by segment and geographic region, see Note (29).

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

(6)	RESTRUCTURING

Restructuring expenses were as follows:

Restructuring Expenses

All 2010 restructuring charges resulted in a release of €3 million in the aggregate relating to changes in the estimates for restructuring projects started in previous years. Changes in estimate were made for our 2009 program in which we reduced our workforce by 2,983 positions through terminations and early retirement plans, and consolidated certain facilities due to the reduced number of employees. We also changed estimates for our 2008 facility restructurings that resulted from the Business Objects acquisition. The restructuring expenses recognized in 2008 relate mainly to the Business Objects-related restructuring program.

For additional information on the roll-forward of our restructuring provision, see Note (19b).

As restructuring expenses were significant to our operations in 2009, we have presented those expenses separately in our Consolidated Income Statements in accordance with IAS 1.97. If not presented separately, these expenses would break down as follows:

Restructuring Expenses

(7)	OTHER OPERATING INCOME, NET

Other operating income, net, was as follows:

Other Operating Income, Net

(8)	EMPLOYEE BENEFITS EXPENSE AND HEADCOUNT

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

Number of Employees

On December 31, 2010, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

	December 31, 2010				December 31, 2009				December 31, 2008
			Asia				Asia				Asia
			Pacific				Pacific				Pacific
Full-time equivalents	EMEA(1)	Americas	Japan	Total	EMEA(1)	Americas	Japan	Total	EMEA(1)	Americas	Japan	Total

Software and software-related services	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422	3,269	1,306	1,891	6,466
Professional services and other services	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348	7,326	4,142	2,583	14,051
Research and development	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814	8,687	2,767	4,094	15,548
Sales and marketing	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513	4,645	4,014	2,042	10,701
General and administration	2,053	1,005	518	3,576	1,919	724	408	3,051	1,996	788	459	3,243
Infrastructure	1,135	628	266	2,029	854	408	174	1,436	905	445	185	1,535
SAP Group (December 31)	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584	26,828	13,462	11,254	51,544
Thereof Sybase	813	1,866	1,047	3,726
SAP Group (months’ end average)	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769	26,561	13,872	11,128	51,561

(1)	Europe, Middle East, Africa

Allocation of Share-Based Compensation Expense

The allocation of expense for share-based compensation to the various expense items is as follows:

Share-Based Compensation

For more information about our share-based compensation plans, see Note (28).

(9)	OTHER NON-OPERATING EXPENSE, NET

Other non-operating expense, net was as follows:

Other Non-Operating Expense, Net

(10)	FINANCE INCOME, NET

Other finance income, net was as follows:

Finance Income, Net

(11)	INCOME TAX

Income tax expense for the years ended December 31 comprised the following components:

Income Tax Expense

Profit before tax consisted of the following:

Profit Before Tax

The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.29% (2009: 26.21%; 2008: 26.33%) to the actual income tax expense. Our 2010 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2009: 15.00%; 2008: 15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.46% (2009: 10.38%; 2008: 10.50%).

Reconciliation of Tax Expense

Deferred tax assets and liabilities on a gross basis as at December 31, 2010 and 2009, are attributable to the following items:

Deferred Tax Assets and Liabilities

The increase of the deferred tax assets mainly results from the tax effect of the provision recorded for the TomorrowNow litigation. The increase in deferred tax liabilities mainly results from our business combinations in 2010 since the fair values of the acquired assets and assumed liabilities differ significantly from the respective tax bases. It mostly relates to intangible assets and other financial assets.

Current income tax payments were reduced in 2010 in the amount of €1 million (2009: €2 million; 2008: €5 million) due to the TomorrowNow litigation.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31, 2010, 2009, and 2008, because it is not probable that future taxable profits will be available against which we can utilize the benefits thereof:

Items not Resulting in a Deferred Tax Asset

We have not recognized a deferred tax liability on approximately €4.56 billion (2009: €3.60 billion) for undistributed profits of our subsidiaries that arose in 2010 and prior years because we plan to indefinitely reinvest those undistributed profits. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign profits.

The proposed dividend payment of €0.60 per share for the year ended December 31, 2010, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31, 2010, 2009, and 2008, consists of the following:

Total Income Tax

The income tax recorded in share premium relates to our equity-settled share-based compensation.

(12)	EARNINGS PER SHARE

Convertible bonds, stock options, and restricted shares (the bonus shares in the Share

Matching Plan 2010 as discussed in Note (28) below) granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The computation of diluted earnings per share does not include certain convertible bonds and stock options issued in connection with the SAP AG 2000 Long Term Incentive Plan (LTI 2000 Plan) and the SAP Stock Option Plan 2002 (SAP SOP 2002) because their effect is antidilutive. Such convertible bonds and stock options, if converted or exercised, represented 21.2 million SAP common shares in 2010 (2009: 35.8 million SAP common shares; 2008: 43.6 million SAP common shares). The number of outstanding stock options and convertible bonds is presented in Note (28).

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated	2010	2009	2008

Profit attributable to owners of parent	1,811	1,748	1,847
Issued ordinary shares	1,226	1,226	1,239
Effect of treasury shares	−38	−38	−49

Weighted average shares — basic(1)	1,188	1,188	1,190
Dilutive effect of stock options(1)	1	1	1

Weighted average shares — diluted(1)	1,189	1,189	1,191

Basic earnings per share, in €	1.52	1.47	1.55

Diluted earnings per share, in €	1.52	1.47	1.55

(1)	Number of shares in million

(13)	OTHER FINANCIAL ASSETS

Other Financial Assets

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of investments in insurance policies relating to pension assets (semiretirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note 19b), time deposits, other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2010, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).

Available-for-Sale Financial Assets

Available-for-sale financial assets are denominated in the following currencies:

Our equity investments include securities that do not have a quoted market price and for which fair value cannot be reliably measured. These equity investments had a carrying value of €79 million and €62 million as at December 31, 2010, and 2009, respectively. We recognized impairment losses of €3 million, €11 million, and €12 million in 2010, 2009, and 2008, respectively, for such equity securities at cost.

As of December 31, 2010, we do not intend to dispose of any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (27).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (26).

(14)	TRADE AND OTHER RECEIVABLES

Trade and Other Receivables

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

Changes in the allowance for doubtful accounts were as follows:

Increase (Decrease) in Allowance for Doubtful Accounts Charged to Expense

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

Other Non-Financial Assets

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be charged to expense in future periods.

(16)  GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets

The additions to goodwill result from our acquisitions (€3,405 million) and adjustments to goodwill of previous acquisitions (€4 million) due to changes of expected contingent consideration payments that had previously been accounted for under IFRS 3 (2004). For more information about acquisitions, see Note (4).

Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. The additions to software and database licenses in 2010 and 2009 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).

Other intangibles consist primarily of acquired trademark licenses and customer contracts.

We carry the following significant intangible assets:

Significant Intangible Assets

Amortization expenses of intangible assets are included in cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, as well as general and administration based on usage.

Goodwill is allocated to our cash generating units (CGU), which correspond to our segments. The carrying amount of goodwill by reportable segment at December 31, 2010, and 2009, was as follows:

Goodwill by Segments

For more information about our segments see Note (29).

The recoverable amount of our CGUs has been determined based on the value-in-use calculation. The segments are in complementary businesses, and consequently, the recoverable amounts are based to a certain extent on the same key assumptions.

The key assumptions that we have used for purposes of goodwill impairment testing in 2010 are as follows:

In 2009, we used the following key assumptions:

The Sybase segment is not identical to the Sybase group acquired in July 2010. For details of the differences, see Note (29). Therefore, the growth rates presented for the Sybase segment are not identical to our expectations regarding future revenue from this acquisition.

The calculations use cash flow projections based on actual operating results and a five-year business plan approved by management. Cash flows for periods beyond this five-year business plan were extrapolated using a segment-specific growth rate. This growth rate does not exceed the long-term average growth rate for the market in which our cash-generating units operate. Our estimated cash flow projections are discounted to present value by means of a pre-tax discount rate. The pre-tax discount rate used is based on a weighted average cost of capital approach (WACC).

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of any cash-generating unit to exceed its recoverable amount. Even if we apply a growth rate of only 0% for extrapolating cash flow projections beyond the years covered by our 2010 and 2009 business plan to calculate the value-in-use for all cash-generating units, the calculated amounts still exceed the carrying amounts.

(17)	PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and cars acquired in the normal course of business.

(18)	TRADE AND OTHER PAYABLES, FINANCIAL LIABILITIES, AND OTHER NON-FINANCIAL LIABILITIES

(18a)	Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

(18b)	Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.76% in 2010, 4.32% in 2009, and 4.30% in 2008.

An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (25). Information on the risk associated with our financial liabilities is provided in Note (26) and information on fair values is provided in Note (27).

Bonds

In 2010, we issued bonds with the following terms:

Bonds

The Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

			Effective	Nominal Volume in	Balance on	Balance on
			Interest	Respective Currency	12/31/2010	12/31/2009
	Maturity	Coupon Rate	Rate	on 12/31/2010	in €million	in € million

German promissory note				€ 697 million	696	697
Tranche 1 — 2009/2012	2012	4,04% (fix)	4.08%	€ 63.5 million
Tranche 2 — 2009/2012	2012	2,87% (variable)	2.92%	€ 359.5 million
Tranche 3 — 2009/2014	2014	4,92% (fix)	4.98%	€ 86 million
Tranche 4 — 2009/2014	2014	3,22% (variable)	3.27%	€ 158 million
Tranche 5 — 2009/2014	2014	3,28% (variable)	3.32%	€ 30 million

US private placement				US $500 million	373	0
Tranche 1 — 2010	2015	2,34% (fix)	2.40%	US $300 million
Tranche 2 — 2010	2017	2,95% (fix)	3.03%	US $200 million

Private placements					1,069	697

The coupon and the effective interest rate for the floating rate tranches 2, 4, and 5 of the German promissory notes (“Schuldscheindarlehen”, SSD) were calculated based on the last three-month EURIBOR interest rate fixing for the tranches in 2010.

The U.S. private placement notes were issued through one of our subsidiaries that has the U.S. dollar as functional currency.

Bank Loans

Our bank loans have the following terms:

Bank Loans

Initially, an amount of approximately €2.64 billion (comprising tranches of €2.25 billion and US$500 million, respectively) was drawn from the acquisition term loan to finance the acquisition of Sybase in July 2010. Since the initial drawdown, an amount of approximately €1.64 billion has been refinanced, mainly via the issued bonds (€1.2 billion) and private placements (US$500 million) described above. The outstanding amount of €1.0 billion of the acquisition term loan was syndicated in October 2010 and has a remaining maturity of

17 months. In addition, we paid off convertible bonds taken on in connection with the acquisition of Sybase in the amount of €469 million.

The coupon and the effective interest rate for the acquisition term loan was calculated based on the last 1-month EURIBOR interest rate fixing for this financing instrument in 2010 while for the additional term loan the last 12-month EURIBOR interest rate fixing for this financing instrument in 2010 applied.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.

(18c)	Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

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

The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

					Other Post-
					Employment
	Domestic Plans		Foreign Plans		Plans		Total
€ millions	2010	2009	2010	2009	2010	2009	2010	2009

Change in benefit obligation
Benefit obligation at beginning of year	346	314	343	306	20	18	709	638
Service cost	−4	−6	17	15	3	2	16	11
Interest cost	18	18	17	15	1	1	36	34
Employee contributions	46	35	4	4	0	0	50	39
Actuarial loss(+)/gain(−)	13	−13	29	31	2	0	44	18
Benefits paid	−4	−2	−17	−21	−1	−1	−22	−24
Business combinations	1	0	4	2	4	0	9	2
Curtailments/settlements	0	0	0	−1	−4	0	−4	−1
Past service cost	0	0	−3	0	0	0	−3	0
Foreign currency exchange rate changes	0	0	45	−8	0	0	45	−8

Benefit obligation at year-end	416	346	439	343	25	20	880	709

Thereof fully or partially funded plans	416	346	404	317	12	8	832	671
Thereof unfunded plans	0	0	35	26	13	12	48	38

Change in plan assets
Fair value of plan assets at beginning of year	345	314	311	261	4	3	660	578
Expected return on plan assets	17	15	19	14	0	0	36	29
Employer contributions	1	1	31	29	5	2	37	32
Employee contributions	46	35	4	4	0	0	50	39
Benefits paid	−4	−2	−17	−21	−1	−1	−22	−24
Business combinations	0	0	2	2	0	0	2	2
Settlements	0	0	0	0	−4	0	−4	0
Other changes	0	0	0	0	0	0	0	0
Actuarial loss(−)/gain(+)	9	−18	−1	28	0	0	8	10
Foreign currency exchange rate changes	0	0	37	−6	0	0	37	−6

Fair value of plan assets at year-end	414	345	386	311	4	4	804	660

Funded status at year-end	−2	−1	−53	−32	−21	−16	−76	−49

Amounts recognized in the Consolidated Statement of Financial Position:

Noncurrent pension assets	0	0	2	2	0	0	2	2
Accrued benefit liability (current)	0	0	−2	−2	0	0	−2	−2
Accrued benefit liability (non-current)	−2	−1	−53	−32	−21	−16	−76	−49

	−2	−1	−53	−32	−21	−16	−76	−49

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

The components of total expense of defined benefit plans for the years 2010, 2009, and 2008 recognized in operating expense were as follows:

Total Expense of Defined Benefit Plans

	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
€ millions	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Service cost	−4	−6	1	17	15	38	3	2	2	16	11	41
Interest cost	18	18	15	17	15	14	1	1	1	36	34	30
Expected return on plan assets	−17	−15	−14	−19	−14	−21	0	0	0	−36	−29	−35
Curtailment	0	0	0	0	−1	−9	0	0	0	0	−1	−9
Past service cost	0	0	0	−3	0	0	0	0	0	−3	0	0
Total expense	−3	−3	2	12	15	22	4	3	3	13	15	27
Actual return on plan assets	26	−3	6	18	42	−78	0	0	0	44	39	−72

Due to the fact that our domestic defined benefit plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

We have recognized the following amounts of actuarial gains and losses for our defined benefit plans:

Actuarial Gains (Losses) on Defined Benefit Plans

	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
€ millions	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Beginning balance of actuarial gains(−) and losses(+) on defined benefit plans	−10	−18	−16	53	57	0	−2	−2	−2	41	37	−18
Actuarial gains(−) and losses(+) on defined benefit plans recognized during the period	4	5	−2	30	3	54	2	0	0	36	8	52
Other changes	0	3	0	0	−5	0	0	0	0	0	−2	0
Foreign currency exchange rate changes	0	0	0	3	−2	3	0	0	0	3	−2	3
Ending balance of actuarial gains(−) and losses(+) on defined benefit plans	−6	−10	−18	86	53	57	0	−2	−2	80	41	37

For the determination of the total expense for the years 2010, 2009, and 2008, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2010, 2009, and 2008, our actuary has used the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans):

Actuarial Assumptions for Total Expense

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2010, and our target asset allocation for the year 2011 are as follows:

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

Our expected contribution in 2011 is €1 million for domestic defined benefit plans and €31 million for foreign defined benefit plans, all of which is expected to be paid in cash.

The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:

Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

	Domestic Plans					Foreign Plans					Other Post-Employment Plans					Total
€ millions	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Defined benefit obligation	416	346	314	274	261	439	343	306	287	275	25	20	18	13	16	880	709	638	574	552
Liability experience adjustments	13	−13	−10	−37	−17	29	31	−45	0	−5	2	0	0	−1	1	44	18	−55	−38	−21
Plan assets	414	345	314	272	255	386	311	261	311	288	4	4	3	0	1	804	660	578	583	544
Asset experience adjustments	9	−18	−8	−30	−10	−1	28	−99	−10	10	0	0	0	0	0	8	10	−107	−40	0
Funded status	−2	−1	0	−2	−6	−53	−32	−45	24	13	−21	−16	−15	−13	−15	−76	−49	−60	9	−8

Defined Contribution Plans / State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expense of defined contribution plans and state plans for the years 2010, 2009, and 2008, were as follows:

Total Expense of Defined Contribution Plans and State Plans

(19b)	Other Provisions

Other provisions developed in the reporting year as follows:

	Balance			Acqui-	Utili-		Currency	Balance
€ millions	1/1/2010	Addition	Accretion	sition	zation	Release	Impact	12/31/2010

Employee-related provisions
Provisions share-based compensation	114	42	0	18	−20	−11	4	147
Other employee-related provisions	138	118	0	2	−71	−21	1	167
Customer-related provisions	35	119	0	0	−59	−47	2	50
Restructuring provisions
Employee termination benefits	16	1	0	0	−14	0	1	4
Facility-related exit liabilities	28	6	1	0	−17	−11	3	10
Litigation-related provisions
TomorrowNow litigation	93	993	0	0	−117	0	28	997
Other litigation-related provisions	30	40	0	16	−34	−16	4	40
Other provisions	25	15	1	52	−8	−2	0	83
Total	479	1,334	2	88	−340	−108	43	1,498
Thereof current	330							1,282
Thereof non-current	149							216

For more information about our share-based compensation programs, see Note (28).

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

Restructuring provisions comprise contract termination costs, including those relating to the termination of lease contracts. For more details, see Note (6). The cash outflows associated with employee-related restructuring costs are typically short-term in nature except for some benefits granted to encourage early retirement in 2009. Utilization of the portion of the facility-related restructuring provision depends on the remaining term of the associated lease. Three million euros of the provision is non-current.

Litigation-related provisions relate primarily to the litigation matters described in Note (24). After taking our lawyers advice, we have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in 2010 in connection with the Sybase acquisition are measured at provisional values. For details see Note (3c). We anticipate that part of the litigation-related expenses included in the provisions will be recovered through insurance. As of December 31, 2010, we have received €15 million from insurance policies (December 31, 2009: €14 million) which will be recognized when it is virtually certain that these amounts do not have to be repaid. For further information about litigation-related provisions see Note (24).

Other provisions relate mainly to asset retirement obligations associated with leased facilities and onerous contracts as well as warranty obligations. For asset retirement obligations we record the present value of these obligations in the period in which the obligation is incurred. The associated cash outflows are generally expected to occur at the dates of exit of the facilities to which they relate, which are typically long-term in nature. In connection with the acquisition of Sybase, we assumed onerous leases in the amount of €50 million. Utilization of these onerous leases depends on the terms of the underlying lease contract. The related outflow for the remaining other provisions is of short-term nature.

(20)	DEFERRED INCOME

Deferred income consists mainly of prepayments made by our customers for support services and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

(21)	TOTAL EQUITY

Issued Capital

As at December 31, 2010, SAP AG had issued 1,226,822,697 no-par shares (December 31, 2009: 1,226,039,608) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

The line item “Shares issued to service convertible bonds and stock options exercised” relates to the exercise of awards granted to employees under certain share-based payment plans and the shares purchased by employees under the Share Matching Plan 2010 (see Note 28).

Authorized Shares

The Articles of Incorporation authorize the Executive Board of SAP AG (the Executive Board) to increase the issued capital:

•	Up to a total amount of €250 million through the issuance of new common shares in return for contributions in cash until June 7, 2015 (Authorized Capital Ia). The issuance is subject to the statutory subscription rights of existing shareholders.

•	Up to a total amount of €250 million through the issuance of new common shares in return for contributions in cash or in kind until June 7, 2015 (Authorized Capital IIa). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

•	Up to a total amount of €30 million through the issuance of new common shares in return for contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based compensation (as employee shares). Shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s issued capital is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans (see Note 28) exercise their conversion or subscription rights. As at December 31, 2010, €207 million, representing 207 million shares, is still available for issuance (2009: €208 million).

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

Treasury Shares

By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to acquire, on or before June 30, 2013, up to 120 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment plans. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

The Company purchased no SAP American depository receipts (ADRs) in 2010, 2009, or 2008, (each ADR represents one common share of SAP AG). The Company held no SAP ADRs as at December 31, 2010, 2009, and 2008, respectively.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the earnings of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2010, the Executive Board and the Supervisory Board of SAP AG intend to propose a dividend of €0.60 per share (estimated to be €713 million).

Dividends per share for both 2009 and 2008 were €0.50 and were paid in the succeeding year.

(22) ADDITIONAL CAPITAL DISCLOSURES

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We aim for a capital structure that gives us a high degree of independence, security, and financial flexibility so that we can, for example, access capital markets on reasonable terms to satisfy funding requirements.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our current or future borrowing conditions and financing options.

Capital Structure

Until 2010, we were mainly equity-financed, but our debt ratio (defined as the ratio of total liabilities to equity and liabilities) increased to 53% at the end of 2010 (as compared to 37% at the end of 2009) mainly due to the issuance of bank loans, bonds and private placements in connection with the Sybase acquisition. For the same reason, the ratio of total financial debt to equity and liabilities increased to 21% at the end of 2010 (as compared to 5% at the end of 2009). Total financial debt consists of bank loans, bonds, and private placements. While we monitor those ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

Our net liquidity position is defined as cash, cash equivalents, and current investments, less financial debt, which consists of bank loans, bonds, and private placements. Our goal is to continuously maintain a positive net liquidity position. However, we might deviate from that goal for a limited period of time due to large acquisitions that require us to enter into financing instruments. For example, this is the case as of December 31, 2010, due to the acquisition of Sybase, which we financed with cash on hand and significant financial debt. We structured the maturity profile of the additional financial debt in a balanced way, so that our target of a positive net liquidity position could be reached as quickly as possible given our underlying cash flow planning.

Distribution Policy

Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In each of 2010, 2009, and 2008, we were able to distribute €594 million in dividends from our 2009, 2008, and 2007 profit. Aside from the distributed dividend, in 2010 and 2008 we also returned €220 and €

487 million respectively to our shareholders by repurchasing our own shares (no share repurchase occurred in 2009).

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

Other Financial Commitments

Our other financial commitments at December 31, 2010, and 2009, were as follows:

Other Financial Commitments

Our operating leases relate primarily to the lease of office space, hardware, and cars, with non-cancelable lease terms between less than 1 and 15 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment, and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment and car purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

Commitments under operating leasing contracts and purchase obligations as at December 31, 2010, were as follows:

Other Financial Commitments

Our rental and operating lease expenses were €267 million, €264 million, and €274 million for the years 2010, 2009, and 2008, respectively.

Contingent Liabilities

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other provisions (see Note (19b)).

For contingent liabilities related to litigation matters, see Note (24).

(24)	LITIGATION AND CLAIMS

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of €997 million. We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP. However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In October 2006, United States-based Sky Technologies LLC (Sky) instituted legal proceedings in the United States against SAP and Oracle. Sky alleges that SAP’s products infringe one or more of the claims in each of five patents held by Sky. In its complaint, Sky sought unspecified monetary damages and permanent injunctive relief. In September 2010, SAP and Sky resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.

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

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provides for prejudgment interest of US$15 million. The judgment amount is also subject to postjudgment interest which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1,655,600,000 under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory.

Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As of the date of this report, SAP has filed post-trial motions that ask the judge to overturn the judgment. However, the judge has not yet decided on these motions. Based on the outcome of the post-trial motions, SAP will decide whether to appeal.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. SAP and TomorrowNow are cooperating with the investigation and are responding to the original subpoenas and additional subpoenas issued by the Department of Justice.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in April 2011.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. The trial in Pennsylvania has not yet been scheduled.

In May 2008, United States-based InfoMentis, Inc. (InfoMentis) instituted legal proceedings in the United States against SAP. InfoMentis alleges copyright infringement and unfair competition. The lawsuit sought unspecified monetary damages and a permanent injunction. SAP filed its response in August 2008. In August 2010, SAP and InfoMentis resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants except IBM.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss. The trial has been scheduled for June 2011.

In March 2008, United States-based Waste Management, Inc. (Waste Management)

and USA Waste Management Resources, L.L.C. instituted legal proceedings in the United States against SAP alleging several causes of action, including but not limited to fraud, negligent misrepresentation, and breach of contract. In April 2010, SAP and Waste Management resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.

(25)	FINANCIAL RISK FACTORS

We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

Market Risk

a)	Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk of loss due to adverse changes in foreign currency exchange rates. Under IFRS, foreign currency exchange rate risks arise on account of monetary financial instruments denominated in currencies other than the functional currency where the non-functional currency is the respective risk variable; translation risks are not taken into consideration.

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (26).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, SAP AG is exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from SAP subsidiaries to SAP AG. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a centralization of the foreign currency exchange rate risk with SAP AG in Germany, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of SAP AG is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.

We are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are generally conducted in the functional currency of the investing or borrowing entity.

b)	Interest-Rate Risk

Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in the euro and US-dollar.

As at December 31, 2010, our liquidity was mainly invested in current time deposits with fixed yields and money market funds with variable yields, held as cash equivalents. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are only exposed to a cash flow interest-rate risk with regard to our variable-rate investments, namely money market funds, mainly in the euro area and in the United States.

In 2010, financing activities consisted of the issuance of four bond tranches, one acquisition term loan, one additional term loan and two U.S. private placement notes (for more details see Note (18b)). All four bond tranches, which have a total volume of €2.2 billion, pay fixed interest. The same applies to the U.S. private placement notes with a volume of US$500 million. The acquisition term loan taken on in connection with the acquisition of Sybase, which was reduced from €2.64 billion to €1 billion during the third quarter of 2010, pays variable interest based on the prevailing EURIBOR-rates, giving rise to a cash flow risk.

In 2009, financing activities focused on the SSD, totaling €697 million. The SSD has a €149.5 million fixed-rate tranche, and a €547.5 million variable-rate tranche, which gives rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR-rates.

c)	Equity-Price Risk

Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in equity securities and our share-based compensation plans.

Credit Risk

Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations. We have concluded an agreement with an insurer to insure part of our trade receivables against credit losses. With the exception of this transaction, we have not executed significant agreements to reduce our overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks.

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2010, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2010. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (24).

Contractual Maturities of Financial Liabilities

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2010	2011	2012	2013	2014	2015	Thereafter

Non-derivative financial liabilities
— Trade payables	−699	−699	0	0	0	0	0
— Financial liabilities	−4,445	−145	−2,220	−667	−824	−253	−695

Derivative financial liabilities and assets
— Derivative financial liabilities
Currency derivatives without designated hedge relationship	−109
— cash outflows		−883	−9	−9	−9	−9	−42
— cash inflows		852	0	0	0	0	0
Currency derivatives with designated hedge relationship	−27
— cash outflows		−360	−38	0	0	0	0
— cash inflows		333	36	0	0	0	0
Interest rate derivatives with designated hedge relationship	−10
— cash outflows		−12	−9	−5	−3	0	0
— cash inflows		5	4	2	1	0	0
— Derivative financial assets
Currency derivatives without designated hedge relationship	80
— cash outflows		−4,502	0	0	0	0	0
— cash inflows		4,590	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
— cash outflows		−62	0	0	0	0	0
— cash inflows		64	0	0	0	0	0

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2009	2010	2011	2012	2013	2014	Thereafter

Non-derivative financial liabilities
— Trade payables	−479	−479	0	0	0	0	0
— Financial liabilities	−749	−60	−26	−441	−11	−281	0

Derivative financial liabilities and assets
— Derivative financial liabilities
Currency derivatives without designated hedge relationship	−109
— cash outflows		−2,136	−3	−3	−3	−2	−13
— cash inflows		2,053	0	0	0	0	0
Currency derivatives with designated hedge relationship	−12
— cash outflows		−384	0	0	0	0	0
— cash inflows		371	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	−5
— cash outflows		−12	−12	−9	−5	−3	0
— cash inflows		4	4	3	1	1	0
— Derivative financial assets
Currency derivatives without designated hedge relationship	41
— cash outflows		−1,853	0	0	0	0	0
— cash inflows		1,890	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
— cash outflows		−160	0	0	0	0	0
— cash inflows		163	0	0	0	0	0

The overall increase of cash outflows for our non-derivative financial liabilities compared to year-end 2009 is mainly due to our 2010 financing activities and interest payments thereon. For more information, see Note (18b).

The overall increase of cash outflows and inflows for our currency derivatives without designated hedging relationship is due to an increase in the volume of hedged monetary assets and liabilities, mainly in U.S. dollars.

(26)	FINANCIAL RISK MANAGEMENT

We manage market risks (including foreign currency exchange rate risk, interest rate risk, equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. The risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. For the presentation of market risk exposure, IFRS 7 Financial Instruments: Disclosures (IFRS 7) requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other components of equity. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

Foreign Currency Exchange Rate Risk Management

We continually monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts, as appropriate, with the primary aim of reducing profit or loss volatility.

Currency Hedges without Designated Hedge Relationship

The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit in the same periods as the gains and losses from the derivatives.

Currency hedges without a designated hedge relationship also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

Currency Hedges with Designated Hedge Relationship (Cash-Flow Hedges)

We enter into derivative instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2010, net losses totaling €55 million (2009: net losses of €18 million; 2008: net losses of €32 million) resulting from the change in the component of the derivatives designated as hedging instruments were taken directly to other components of equity.

For the years ended December 31, 2010 and 2009, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in 2010 and 2008 and only immaterial ineffectiveness for these hedges in 2009. In 2010, we reclassified net losses of €44 million (2009: net losses of €37 million; 2008: net losses of €16 million) out of other components of equity to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and to be recognized as profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €18 million of the net losses recognized directly in other components of equity as at December 31, 2010, will be reclassified to profit or loss during fiscal year 2011.

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes not only all foreign currency-denominated financial instruments but also forecasted intercompany transactions that are scoped out of IFRS 7. As our internal calculation of value-at-risk is not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

•	Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non-existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity with regard to our non-derivative monetary financial instruments.

•	Income or expenses recorded in conjunction with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other components of equity in this regard.

•	Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit or other components of equity.

Consequently, we are only exposed to foreign currency exchange rate fluctuations with regard to:

•	Derivatives held within a designated cash-flow hedging relationship, and

•	Foreign currency embedded derivatives.

With respect to the nominal amounts of derivatives held within a designated cash-flow hedging relationship and foreign currency embedded derivatives, the data at year-end is not representative of the exposure during the year as a whole. On average, our exposure to foreign currency exchange rate risk in 2010 was based on nominal amounts of €881 million, with a range of exposure on nominal amounts from a high of €954 million to a low of €815 million, which was also the year-end exposure.

As mentioned above, the interest element, which is not part of the assigned cash flow hedging relationship and is posted to profit or loss, is not affected by currency fluctuations. As we do not have a significant exposure to a single currency in our derivatives held within a designated cash-flow hedging relationship, we disclose our exposure to our major currencies (as described in Note 26) in total. If, on December 31, 2010, the euro had gained (lost) 10% against all our major currencies, the effective portion of the foreign currency cash-flow hedge recorded in other components of equity would have been €46 million higher (lower) (December 31, 2009: €55 million higher (lower); December 31, 2008: €68 million higher (lower)) than presented.

With respect to our foreign currency embedded derivatives, any changes in the value of such derivatives is recorded in profit or loss. If, on December 31, 2010, the euro had gained (lost) 10% against the Swiss franc (which is the currency accounting for the majority of our exposure from foreign currency embedded derivatives), the effect on other non-operating expense, net would have been €42 million higher (lower) (December 31, 2009: €38 million higher (lower); December 31, 2008: €40 million higher (lower)) than presented.

Our sensitivity to foreign currency exchange rate fluctuations has decreased during the current period, mainly due to the reduction of the nominal amounts hedged in a cash-flow hedging relationship.

Interest-Rate Risk Management

The primary aim of our interest-rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

The majority of our financial debt carries a fixed interest rate but approximately €1.6 billion in financial liabilities carry floating interest rates. To hedge the cash-flow risk resulting from fluctuations in future interest payments for the variable-rate tranches of the German promissory notes (SSD), which have a nominal value of €548 million, we entered into interest rate payer swaps. With these instruments, we are economically converting the underlying floating rate into a fixed rate, as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. On December 31, 2010, the nominal volume of the interest rate payer swaps covered the total volume of the variable-rate tranches of the SSD. The cash flow risk resulting from fluctuations in future payments relating to the outstanding balance of €1.1 billion of the acquisition and the additional term loan as at December 31, 2010, was not hedged.

Including interest rate swaps included, approximately 75% (2009: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2010, had a fixed interest rate. The remaining interest rate risk exposure brought on by the variable-rate unhedged financing liabilities (primarily the acquisition term loan) virtually offset the interest rate risk exposure resulting from the variable rate cash equivalents we had as at December 31, 2010, with similar yield, amount, and remaining term of the financial instrument.

In addition to their offsetting, due to the short maturities of both our investments (see Note (13)) and the acquisition term loan (see Note (18b)), the amount of remaining interest-rate risk related to these positions is not significant.

Derivatives with Designated Hedge Relationship (Cash-Flow Hedges)

As at December 31, 2010, we held interest rate derivatives with a designated hedge relationship that had a negative fair value of €10 million (2009: €5 million), for which in 2010 net losses of €10 million (2009: €14 million net losses; 2008: €15 million net losses) were recorded in other components of equity due to the designation as cash-flow hedging instruments. In 2010, we reclassified net losses of €6 million (2009: net losses of €26 million; 2008: €0 million) out of other components of equity to finance income, net due to the hedged items’ affecting income. We did not record any ineffectiveness for these hedges for the fiscal years 2010, 2009, and 2008.

The following table shows the contractual maturities of the cash flows for the SSD interest payments:

Interest Rate Exposure

A sensitivity analysis is provided to show our interest rate risk exposure on December 31, 2010, considering the following:

•	Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31, 2010, we did not have non-derivative fixed-rate financial assets classified as available-for-sale. Therefore, an equity-related sensitivity calculation is not necessary. As our investment portfolio did not contain fixed-rate financial assets during 2010, the data at year-end is representative of the entire year of 2010.

•	Income or expenses recorded in conjunction with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedging relationship. Since we have entered into interest rate payer swaps for the variable components of the SSD, we therefore have no significant interest-rate risk arising from our SSD and only take into consideration interest rate changes relating to our variable-interest-rate investments and acquisition term loan in the profit-related sensitivity calculation.

With respect to the invested amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to cash flow interest rate risk from investments in 2010 was based on investments of €776 million, with a range of exposure on investments from a high of €1.1 billion to a low of €371 million. The year-end exposure was €874 million.

With respect to the financed amounts, the data at year-end is not representative of the year as a whole. Significant debt amounts from the acquisition term loan raised in connection with the acquisition of Sybase were refinanced in 2010. On average, our exposure to cash flow interest rate risk from financing activities in 2010 was based on interest-bearing liabilities of €711 million, with a range of exposure from a high of €2.74 billion to a low of €7 million. The year-end exposure was €1.1 billion.

•	Due to the designation of interest rate payer swaps to a cash flow-hedge relationship, the interest rate changes affect the respective amounts recorded in other components of equity. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation, as they offset the variable-interest-rate payments for the SSD. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest rate swaps designated to be in a hedge relationship.

With respect to the borrowing and related hedged amounts, the data at year-end is representative for the year as a whole.

While in 2008 we used a yield curve shift of +100/-100 basis points, the 2010 and 2009 sensitivity analyses are - due to the current low interest rate level-based on a yield curve shift of +100/-20 basis points to avoid negative interest rates. If, on December 31, 2010 and 2009, interest rates had been 100 basis points higher (20 basis points lower) (2008: 100 basis points higher (lower)), this would not have had a material effect on:

•	The gains/losses on available-for-sale financial assets positions in other components of equity.

•	Finance income, net for our variable-interest-rate investments and financial debt.

•	The effective portion of the interest rate cash-flow hedge in other components of equity.

Equity-Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2010: €28 million; 2009: €25 million) are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2010, would not have a material impact on the value of our investments in marketable securities and the corresponding entries in other components of equity.

We are exposed to equity price risk with regard to our share-based payment plans. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. While the underlying share-based payment plans are not within the scope of IFRS 7 and thus the resulting equity price risk is not required to be analyzed, the derivative instruments used to hedge these plans are. Nevertheless, in our sensitivity analysis we include the underlying share-based payment plans and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2010, would have increased (decreased) our share-based compensation expenses by €53 million (2009: €46 million; 2008: €41 million).

Credit Risk Management

To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least A-. The weighted average rating of our financial assets is in the range from AA- to A+. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties. In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on the market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance. Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries and countries worldwide. For further information about our trade receivables, see Note (15). For information about the maximum exposure to credit risk, see Note (25).

Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Our primary source of liquidity is funds generated from our business operations, which have historically been the primary source of the liquid funds needed to maintain our investing and financing strategy. The majority of our subsidiaries pool their cash surplus to our global treasury department, which then arranges to fund other subsidiaries’ requirements or invest any net surplus in the market, seeking to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained above. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015, effectively replacing the €1.5 billion syndicated revolving credit facility signed in September 2009. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. As at December 31, 2010, there were no borrowings outstanding under the facility.

Additionally, as at December 31, 2010, and 2009, SAP AG had available lines of credit totaling €545 million and €545 million, respectively. As at December 31, 2010, and 2009, there were no borrowings outstanding under these lines of credit. As at December 31, 2010, and 2009, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €60 million and €51 million, respectively. Total aggregate borrowings under these lines of credit amounted to €1 million and €6 million as at December 31, 2010, and 2009, respectively.

(27)	ADDITIONAL FAIR VALUE DISCLOSURES ON FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held for trading (HFT) and amortized cost (AC).

The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Fair Values of Financial Instruments

		2010						2009
			Measurement categories						Measurement categories
		Book	At		At	Fair	Not in	Book	At		At	Fair	Not in
		Value	Amortized	At	Fair	Value	Scope of	Value	Amortized	At	Fair	Value	Scope of
€ millions	Category	12/31	Cost	Cost	Value	12/31	IFRS 7	12/31	Cost	Cost	Value	12/31	IFRS 7

Assets
Cash and cash equivalents	L&R	3,518	3,518			3,518		1,884	1,884			1,884
Trade receivables	L&R	3,177	3,031			3,031	146	2,598	2,508			2,508	90
Other financial assets		633						770
Debt	L&R/AFS
Equity	AFS/—			79	28	28	40			62	25	25	27
Other nonderivative financial assets	L&R		188			188	182		499			499	91
Derivatives
with hedging relationship	—				3	3					3	3
without hedging relationship	HFT				113	113					63	63

Liabilities
Trade payables	AC	−952	−699			−699	−253	−673	−479			−479	−194
Financial liabilities		−4,591						−875
Nonderivative financial liabilities	AC		−4,445			−4,463			−749			−751
Derivatives
with hedging relationship	—				−37	−37					−17	−17
without hedging relationship	HFT				−109	−109					−109	−109
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss
held for trading	HFT	113			113	113		63			63	63
available-for-sale	AFS	107		79	28	28		87		62	25	25
loans and receivables	L&R	6,883	6,737			6,737	146	4,981	4,891			4,891	90
Financial liabilities
at fair value through profit or loss
held for trading	HFT	−109			−109	−109		−109			−109	−109
at amortized cost	AC	−5,397	−5,144			−5,162	−253	−1,422	−1,228			−1,230	−194

Out of IAS 39
Financial instruments related to employee benefit plans		182					182	91					91
Associates		40					40	27					27

Derivatives with hedging relationship		−34			−34	−34		−14			−14	−14

Determination of Fair Values

IAS 39 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value. We have classified our financial instruments into those that are measured at fair value and those that are measured at cost or amortized cost.

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

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.

•	Level 2: Inputs other than those that can be observed, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest-rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market and future rates for the remaining term of the contracts as a basis.

•	Available-for-sale equity investments in public companies: Certain of our equity investments in public companies were restricted from being sold for a limited period. Therefore, fair value is determined based on quoted market prices as at December 31, deducting a discount for the disposal restriction based on the premium for a respective put option.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other components of equity as at December 31, 2010, to the three levels of the fair value hierarchy according to IFRS 7.

Classification of Financial Instruments

	2010				2009
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets
Debt investments	0	0	0	0	0	0	0	0
Equity investments	1	27	0	28	1	24	0	25
Available-for-sale financial assets	1	27	0	28	1	24	0	25
Derivative financial assets	0	116	0	116	0	66	0	66

Total	1	143	0	144	1	90	0	91

Financial liabilities
Derivative financial liabilities	0	146	0	146	0	126	0	126

Total	0	146	0	146	0	126	0	126

Financial Instruments Measured at Cost/at Amortized Cost

The fair values of these financial instruments are determined as follows:

•	Cash and cash equivalents, trade receivables, other non-derivative financial assets: Because the financial assets are primarily short-term, it is assumed that their carrying values approximate their fair values. Non-interest-bearing or below market-rate non-current loans to third parties or employees are discounted to the present value of estimated future cash flows using the original effective interest rate the respective borrower would have to pay to a bank for a similar loan.

•	Available-for-sale equity investments in private companies: For these investments in equity instruments primarily consisting of venture capital investments, fair values cannot readily be observed as they do not have a quoted market price in an active market. Also, calculating fair value by discounting estimated future cash flows is not possible as a determination of cash flows is not reliable. Therefore, such investments are accounted for at cost approximating fair value, with impairment being assessed based on revenue multiples of similar companies and review of each investment’s cash position, financing needs, earnings and revenue outlook, operational performance, management and ownership changes, and competition.

•	Accounts payable and non-derivative financial liabilities: Non-derivative financial liabilities include financial debt and other non-derivative financial liabilities. Accounts payable and other non-derivative financial liabilities are mainly short-term, and thus their fair values approximate their carrying values. The carrying values of financial debt with variable interest rates generally approximate the fair values. The fair value of fixed-rate financial debt is based on quoted market prices or determined by discounting the cash flows using the market interest rates on December 31.

(28)	SHARE-BASED PAYMENT PLANS

SAP has granted awards under various cash-settled and equity-settled share-based compensation plans to its directors and employees. All of these programs are described in the following sections.

a)	Cash-Settled Share-Based Payment Plans

SAP’s stock appreciation rights are cash-settled share-based payment plans and include the following programs, which are described in detail below: Stock Appreciation Rights (STAR) program, STAR Performance Plan 2009 (STAR PP), Incentive 2010, Virtual Stock Option Plan (SOP) program, SOP Performance Plan 2009 (SOP PP), Virtual Stock Option Plan 2010 (SOP 2010), BO Rights (former Business Objects awards assumed in connection with the Business Objects acquisition in 2008) and Sybase Rights (former Sybase awards assumed in connection with the Sybase acquisition in 2010).

The following parameters and assumptions were used for the computation of the fair value at grant date:

	Fair Value and Parameters at Grant Date by Plan

	2010		2009		2008
	SOP	Sybase	STAR	SOP		Incentive		BO
	2010	Rights(1)	PP	PP	STAR	2010	SOP	Rights(1)

Weighted average fair value	6.46 €	50.07 €	3.53 €	5.62 €	3.26 €	4.93 €	7.11 €	20.98 €
Expected life (in years)	5.8	1.5	2.3	4.6	2.5	2.9	4.8	3.3
Risk-free interest rate	1.63%	N/A	1.55%	2.39%	3.21%	3.54%	3.43%	3.42% to 3.74%
Grant price of SAP share	35.48 €	N/A	28.00 €	28.00 €	32.69 €	36.15 €	32.69 €	N/A
Share price of SAP share	35.45 €	N/A	28.23 €	28.23 €	31.61 €	31.45 €	31.61 €	32.28 €
Expected volatility of SAP shares	26.9%	N/A	39.9%	35.0%	31.8%	29.6%	30.0%	29.0%
Expected dividend yield of SAP shares	1.65%	N/A	1.76%	1.76%	1.74%	1.56%	1.74%	1.30%
Grant price of reference index	N/A	N/A	97.54 €	97.54 €	N/A	165.59 €	N/A	N/A
Share price of reference index	N/A	N/A	108.82 €	108.82 €	N/A	191.12 €	N/A	N/A
Expected volatility of reference index	N/A	N/A	35.8%	25.2%	N/A	15.9%	N/A	N/A
Expected dividend yield of reference index	N/A	N/A	1.10%	1.06%	N/A	N/A	N/A	N/A
Expected correlation SAP share/reference index	N/A	N/A	38.1%	36.5%	N/A	33.0%	N/A	N/A

(1)	Fair value at acquisition date

As at December 31, 2010, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

	Fair Value and Parameters Used at Dec 31, 2010

						BO	Sybase
	STAR	STAR PP	SOP	SOP PP	SOP 2010	Rights	Rights

Option pricing model used	Monte-Carlo	Monte-Carlo	Binomial	Monte-Carlo	Monte-Carlo	Binomial	None
Range of grant dates	03/2007	05/2009	03/2007	05/2009	09/2010	02/1998	07/2010
	04/2008		04/2008			01/2008
Quantity of awards issued in thousands	37,202	16,029	15,664	10,321	5,397	5,162	745
Weighted average fair value as at Dec 31, 2010	0.13 €	0.01 €	4.58 €	4.60 €	7.74 €	14.79 €	48.65 €
Weighted average intrinsic value as at Dec 31, 2010	0.13 €	0.00 €	1.19 €	0.00 €	0.00 €	14.14 €	48.65 €
Expected life as at Dec 31, 2010 (in years)	0.1	0.7	1.7	3.1	5.5	2.4	1.1
Risk-free interest rate (depending on maturity)	N/A	0.56%	0.56% to 0.87%	1.24%	1.97% to 2.56%	0.75%	N/A
Expected volatility SAP shares	N/A	24.4%	22.7% to 26.4%	26.8%	26.3% to 26.7%	34.0%	N/A
Expected dividend yield SAP shares	N/A	1.79%	1.79%	1.79%	1.79%	1.75%	N/A
Share price of reference index	N/A	165.74	N/A	165.74	N/A	N/A	N/A
Expected volatility reference index	N/A	11.9%	N/A	29.4%	N/A	N/A	N/A
Expected dividend yield reference index	N/A	1.11%	N/A	1.15%	N/A	N/A	N/A
Expected correlation SAP share/reference index	N/A	7.9%	N/A	37.4%	N/A	N/A	N/A

Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the STAR PP and the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DE000A0YKR94) (TechPGI) is based on the historical volatility derived from the index price history.

Expected life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2010, 2009, and 2008:

	Changes in Numbers of Outstanding Awards (000)

		STAR	Incentive		SOP	SOP	BO	Sybase
	STAR	PP	2010	SOP	PP	2010	Rights	Rights

Outstanding as of 12/31/2007	24,879	N/A	1,157	6,698	N/A	N/A	N/A	N/A

Granted in 2008	18,517	N/A	134	8,650	N/A	N/A	5,162	N/A
Exercised/paid in 2008	−4,037	N/A	0	0	N/A	N/A	−1,720	N/A
Expired in 2008	0	N/A	0	0	N/A	N/A	0	N/A
Forfeited in 2008	−2,125	N/A	−124	−862	N/A	N/A	−479	N/A

Outstanding as of 12/31/2008	37,234	N/A	1,167	14,486	N/A	N/A	2,963	N/A

Granted in 2009	0	16029	0	0	10321	N/A	0	N/A
Exercised/paid in 2009	−2,943	0	0	0	0	N/A	−704	N/A
Expired in 2009	0	0	0	0	0	N/A	0	N/A
Forfeited in 2009	−2,620	−518	−66	−998	−243	N/A	−372	N/A

Outstanding as of 12/31/2009	31,671	15,511	1,101	13,488	10,078	N/A	1,887	N/A

Granted in 2010	0	0	0	0	0	5,397		745
Exercised/paid in 2010	−15,943	0	0	−167	0	0	−571	−9
Expired in 2010	0	0	−1,101	0	0	0
Forfeited in 2010	−648	−747	0	−323	−503	−24	−216	−13

Outstanding as of 12/31/2010	15,080	14,764	0	12,998	9,575	5,373	1,100	723

Additional information
Awards exercisable as of 12/31/2008	N/A	N/A	0	0	N/A	N/A	1,528	N/A
Awards exercisable as of 12/31/2009	N/A	0	0	5,965	0	N/A	1,390	N/A
Awards exercisable as of 12/31/2010	N/A	0	0	12,998	0	0	1,060	N/A

Aggregate intrinsic value of vested awards in € million, as of 12/31/2008	N/A	N/A	0	0	N/A	N/A	9.6	N/A
Aggregate intrinsic value of vested awards in € million, as of 12/31/2009	N/A	0	0	0	0	N/A	18.5	N/A
Aggregate intrinsic value of vested awards in € million, as of 12/31/2010	N/A	0	0	15.5	0	0	22.4	0

Weighted average exercise price in €	N/A	N/A	N/A	37.43	47.58	39.21	24.18	N/A

Provision as of 12/31/2008 in € millions	14.8	N/A	2.1	35.8	N/A	N/A	37.1	N/A
Provision as of 12/31/2009 in € millions	12.1	5	0.1	53.3	14.3	N/A	28.9	N/A
Provision as of 12/31/2010 in € millions	1.9	0	0	59.4	35.8	3.9	24.0	22.1

Expense recognized in 2008 in € millions	27.9	N/A	−0.9	23.6	N/A	N/A	8.3	N/A
Expense recognized in 2009 in € millions	5.9	14.3	−1.9	19.6	5	N/A	5.9	N/A
Expense recognized in 2010 in € millions	−2.4	−5.1	−0.1	0.2	21.0	3.9	6.3	4.8

a.1)	STAR Plans (STAR)

Under the STAR Plans, we granted stock appreciation rights. The value of these awards was dependent on the quarterly performance of the SAP share.

The 2008 and 2007 STAR grant-base values of €32.69 and €35.71 respectively, were based on the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company’s preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly over a period of two years. Each of the eight quarterly valuations is weighted as follows in determining the final STAR value:

Weighting Factor for Valuation Calculation of STAR Awards Quarter Ended

The valuations for quarters ended December 31 are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share, as quoted on the Frankfurt Stock Exchange, over the 20 consecutive business days following the announcement date of the Company’s preliminary annual results. The other quarterly valuations are calculated on the basis of the amount by which the grant price is exceeded by the average fair market value of one common share over the five consecutive business days following the announcement of the Company’s quarterly results. Because each quarterly valuation is conducted independently, it is unaffected by any other quarterly valuation.

When the final value of each STAR is determined, beneficiaries receive an initial 50% payment on March 31 and a second one on January 31 of the following year. Beneficiaries only receive STAR payments if they are still employees of the Company on the payment dates, subject to certain exceptions.

a.2) STAR Performance Plan 2009 (STAR PP)

Under the STAR Performance Plan 2009, we granted stock appreciation rights, the value of which depends on the quarterly performance of the SAP share relative to an industry-specific share price index.

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

The quarterly valuation under the STAR PP is based on the outperformance of the SAP stock price compared to the TechPGI index, which includes 10 publicly traded software and hardware companies. For this purpose, the STAR PP agreement sets the initial value of the index (€97.54) as well as the SAP grant value (€28.00 per share). The quarterly valuations are performed on eight defined dates from June 10, 2009, to March 10, 2011. The outperformance of SAP stock price over the TechPGI price is measured over the last 10 trading days prior to the target date. The final STAR PP value will be the sum of the eight quarterly appreciations. The maximum total payout per STAR PP is capped at 110% of the STAR grant value.

Beneficiaries will receive payments with respect to the STARs as follows: 50% on both March 31, 2011, and January 31, 2012, provided that they are still employees of the Company on the payment dates, subject to certain exceptions.

a.3) Incentive Plan 2010

Under the Incentive Plan 2010, we granted to top performers and top executives stock appreciation rights, the value of which was dependent on the multi-year performance of the SAP share relative to an industry-specific share price index.

The plan provided for a payout only if the market capitalization of SAP AG increased by at least 50% by December 31, 2010. Since this requirement was not met, the plan did not result in a payout to the plan participants.

a.4) SAP Stock Option Plan 2007 (SOP)

Under the SAP Stock Option Plan 2007, we granted in 2007 and 2008 to top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.

The virtual stock options granted under the SOP give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a vesting period of two years, the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse five years after the grant date.

The exercise price is 110% of the grant base value, which is derived from the average fair market value of one common share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year. The awards granted in 2008 and 2007 have a grant-base value of €32.69 and €35.71, respectively.

Monetary benefits under the SOP are capped at 100% of the exercise price (€39.28 for options granted in 2007, and €35.96 for options granted in 2008).

a.5)	SOP Performance Plan 2009 (SOP PP)

Under the SOP Performance Plan 2009, we granted to top executives and top performers cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index, the TechPGI.

The future payout at the exercise date will be based on the outperformance of the SAP share price over the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP exercise price (€28.00 per share). After a vesting period of two years, the plan provides for 12 predetermined exercise dates every calendar year (one date per month) until the rights lapse five years after the grant date.

Monetary benefits are capped at 110% of the exercise price (€30.80).

a.6)	SAP Stock Option Plan 2010 (SOP 2010)

Under the SAP Stock Option Plan 2010, we grant to members of the Senior Leadership Team, to SAP’s Top Rewards (employees with an exceptional rating) and to members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The awards granted in 2010 have a grant-base value of €35.48, which is based on the average fair market value of one common share over the 5 business days prior to the Board resolution date.

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board).

The exercise price is 110% of the grant base value (115% for members of the Executive Board) (€39.03 and €40.80 respectively per option for the 2010 grant).

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.7)	Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)

Prior to being acquired by SAP, the employees of Business Objects companies were granted equity-settled awards giving rights to Business Objects shares. Following the Business Objects acquisition in 2008, the Business Objects shares were no longer publicly traded and mechanisms were implemented to allow the employees to cash out their awards either by receiving cash instead of Business Objects shares (cash payment mechanism or CPM) or by receiving Business Objects shares that they subsequently sell to SAP France (liquidity agreement mechanism or LAM). Business Objects has since been merged into SAP

France. In substance, the implementation of CPM and LAM resulted in a conversion of the equity-settled awards to cash-settled share-based payment awards (replacing awards) that replaced the stock options and Restricted Stock Units (RSUs) originally granted (replaced awards).

The replaced awards had vesting periods in the range of two to five years, and contractual terms in the range of two to ten years.

The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:

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

a.8)	Sybase Cash-Settled Awards Replacing Pre-Acquisition Sybase Awards (Sybase Rights)

The terms of the acquisition agreement required SAP to exchange unvested Restricted Stock Awards (RSAs) held by employees of Sybase, Inc. (the acquiree’s awards) for cash-settled share-based payment awards of SAP (Sybase Rights).

RSAs unvested at the closing of the acquisition were converted into the right to receive at the originally agreed vesting dates, an amount in cash equal to the number of RSAs held at the vesting date multiplied by US$65.00 per share.

There were 745,445 unvested RSAs at the acquisition date representing a fair value of €35.9 million after considering forfeitures dependent on grant dates and remaining vesting periods, of which €18.2 million was earned as at the acquisition date. The fair value of the unearned Sybase Rights expected to vest was estimated at €17.7 million on the acquisition date. The remaining vesting period for unearned Sybase Rights approximated to 1.5 years at acquisition date (in accordance with the originally agreed vesting dates). From August 1, 2010, to December 31, 2010, 8,472 Sybase awards vested and were paid to Sybase employees for a total amount of €0.4 million. The expense recognized in 2010 for Sybase Rights was €4.8 million. The unrecognized expense related to Sybase Rights was €12.4 million as at December 31, 2010, and will be recognized over a remaining vesting period of 1.1 years.

b)	Equity-Settled Share-Based Payment Plans

Equity-settled plans include the Share Matching Plan (SMP), the Employee Discounted Stock Purchase Programs (EDSPs), the Stock Awards Program, the Stock Option Plan 2002, and the Long Term Incentive Plan 2000. With regard to SOP 2002 and LTI 2000 plans, as a result of the issuance on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, each stock option or convertible bond issued now entitles its beneficiary to four shares. For better comparability with the price of SAP stock since December 21, 2006, the tables disclosed in paragraphs b.4 and b.5 have been adjusted to show the number of shares to which the options or bonds entitle the holder rather than the number of rights granted. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the tables is four times the number of options, and the exercise price for an option is four times the price per share shown in the tables.

b.1)	Share Matching Plan

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one free matching share of SAP for every three SAP shares acquired. The terms for the members of the Senior Leadership Team (SLT) are slightly different than those for the employees. Members of the SLT do not receive a discount when purchasing the shares. However, after a three-year holding period, members of the SLT receive two free matching shares of SAP stock for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

On August 20, 2010, the SAP Executive Board set the purchase price for the SMP at €35.12 per share. On September 8, 2010 (at the end of offering period), 1.6 million shares were purchased by SAP employees and approximately 0.5 million bonus shares (489,416 granted to employees and 82,090 to the SLT) will be transferred at the end of the 3-year vesting period if these shares continue to be held during the three-year holding period. The fair value of the free matching shares was estimated at the grant date to be €33.71 per share using a risk-free interest rate of 0.82%, a dividend yield of 1.65% and an expected life of 3 years.

In 2010, the Company recognized a compensation expense in the amount of €26.4 million, which includes €21.1 million relating to the 40% discount granted on the SMP share purchase, €1.7 million relating to the amortization of the free matching shares fair value over the vesting period, and €3.6 million relating to the additional discount granted under the Stock Award Program now part of the SMP (see b.3). The unrecognized expense on December 31, 2010, related to free matching shares is estimated to be €14.7 million, considering estimated forfeitures and will be recognized over the remaining vesting period of 2.7 years.

b.2)	Employee Discounted Stock Purchase Programs (EDSPs)

Through the EDSPs, the Company offers its employees the opportunity to purchase its shares on a monthly basis at a discount of 15%. The number of SAP shares an eligible employee may purchase through an EDSP is limited to a percentage of the employee’s annual base salary. The compensation expense recognized in 2010 for this plan amounted to €2.9 million (2009: €2.8 million; 2008: €3.3 million).

b.3)	Stock Award Program

Employees in Germany receive a €260 discount on the purchase of SAP shares once a year under the Stock Award Program (Vermögensbeteiligung). The total expense recorded under this program was €3.8 million in 2009 (2008: €3.6 million). Starting in 2010, the program was considered as part of the Share Matching Plan and further reduced the amount paid by the employees for the acquisition of the shares beyond the 40% discount granted to employees.

b.4)	Stock Option Plan 2002

Under the Stock Option Plan 2002 we granted stock options, the value of which was dependent on the multi-year performance of the SAP share. The last grants under the Stock Option Plan 2002 occurred in 2006. The awards were granted to top executives and top performers.

Each stock option granted under the SAP SOP 2002 plan entitles its holder to subscribe to four shares of the Company’s common stock by tendering payment of an exercise price per option equal to a base price and a premium of 10% of the base price. The base price is calculated as the average market price of SAP AG’s common share on the Frankfurt Stock

Exchange during the five trading days preceding the issue of the respective stock option. The options cannot be exercised at an exercise price that is less than the closing auction stock price on the day before the issue date. The contractual term of the stock options is five years. The fair value of such options was assessed using the Black-Scholes Merton option pricing model.

The number of outstanding and exercisable options under SAP SOP 2002 developed as follows in the years ended December 31, 2010, and 2009:

Activities Under SAP SOP 2002

As all the options issued under SAP SOP 2002 were fully vested in prior years, we incurred no compensation expense for this plan in 2010 (2008: €0.8 million). Due to a modification of the plan, we incurred an expense of €

2.1 million in 2009. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was €0 million, less than €1 million, and €21 million, respectively.

The following table summarizes information about stock options outstanding as at December 31, 2010, and 2009, under SAP SOP 2002:

Stock Options Outstanding under SAP SOP 2002 as at December 31, 2010, and 2009

The weighted average share price of SAP AG common shares on the SAP SOP 2002 exercise dates in 2010, 2009, and 2008, was €33.08, €34.19 and €34.32, respectively.

b.5)	Long Term Incentive 2000 Plan (LTI 2000 Plan)

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

The LTI 2000 Plan offered a choice between convertible bonds, stock options, or a 50% mixture of each. Beneficiaries were offered 25% more units if they chose stock options than if they chose convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value is convertible into four common shares over a maximum of 10 years, subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system on the day immediately preceding the grant. Each stock option may be exercised in exchange for four common shares over a maximum of 10 years, subject to the same vesting requirements. The exercise price varies with the outperformance of the common share price appreciation against the appreciation of the S&P North Software-Software Index (formerly GSTI Software Index) from the day immediately preceding grant to the day on which the exercise price is determined. Both the convertible bonds and stock options vested as follows: 33% after two years from date of grant, 33% after three years, and 34% after four years.

In total, 49.2 million conversion and subscription rights were issued under the LTI 2000 Plan through March 14, 2002.

The number of stock options and convertible bonds under LTI 2000 Plan developed as follows in the years ended December 31, 2010, and 2009:

Activities under the LTI Plan 2000

All convertible bonds and stock options outstanding as at December, 31, 2010, are exercisable.

The following tables summarize information about stock options and convertible bonds outstanding as at December 31, 2010:

LTI 2000 Plan Awards Outstanding as at December 31, 2010

The weighted average share price of SAP AG common shares on the LTI 2000 Plan option exercise dates in 2010, 2009, and 2008, was €34.82, €31.30, and €35.59 respectively. The weighted average price of SAP AG common shares on the LTI 2000 Plan convertible bond exercise dates was €37.44 in 2008 (no exercise since 2009).

Due to the fact that all LTI 2000 Plans were fully vested during 2006, we recorded no compensation expense in 2007 and thereafter. The fair value of the options and convertible bonds granted under that plan was assessed using the Black-Scholes Merton option pricing model. The total intrinsic value of stock options exercised during the years ended December 31, 2010, 2009, and 2008, was €2.9 million, €8.9 million, and €5.1 million, respectively. The total intrinsic value of convertible bonds exercised during the year ended December 31, 2008, was €0 million (no exercise since 2009).

(29)	SEGMENT AND GEOGRAPHIC INFORMATION

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Executive Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways. Until the second quarter of 2010 we had only three operating segments, which were organized according to our lines of business. After the acquisition of Sybase in July 2010, we implemented a dedicated Sybase business unit next to our existing segments Product, Consulting, and Training. Consequently, a new segment was added to our segment reporting. Although the new segment is called Sybase, it is not identical to the acquired Sybase business. Certain activities of the acquired business are integrated and thus reported in our Product, Consulting, and Training segments while certain activities that existed in SAP prior to the Sybase business combination have been transferred to the Sybase segment. In our segment reporting, the revenue is presented according to the sales responsibilities rather than the product being sold. As such, the Sybase segment is able to generate revenue selling SAP products as well as Sybase products, while the revenue shown in the other segments can also be attributable to both SAP and Sybase products, which have been sold by sales personnel of SAP.

The Product segment is primarily engaged in marketing and licensing our software products, performing custom software development services, and providing support services for our software products. The Consulting segment performs various professional services, mainly relating to the implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners. The Sybase segment derives its revenue from licensing a range of software products, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, from performing support services, professional services, and training services associated with these software products, and from providing mobile messaging services.

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

Following our decision to discontinue our U.S. GAAP accounting at the end of 2009, the accounting policies applied in the internal reporting to our CODM are based on IFRS starting in 2010. This also affects our prior year figures, which we have adjusted accordingly.

The accounting policies applied in the internal reporting to our CODM differ from IFRS accounting principles described in Note (3) as follows:

•	The internal reporting to our CODM generally attributes revenue to the segment that is responsible for the related transaction regardless of revenue classification in our income statement. Thus, for example, the Training segment’s revenue includes certain amounts classified as software revenue in our Consolidated Income Statements. Additionally revenue for Sybase products might be reported under any of the four segments.

•	The internal reporting to our CODM excludes share-based compensation expenses and — since 2009 — restructuring costs on segment level. For all years presented, these expenses were managed and reviewed at Group level only.

•	Differences in foreign currency translations result in deviations between the amounts reported internally to our CODM and the amounts reported in the Consolidated Financial Statements.

•	The revenue numbers in the internal reporting to our CODM include the support revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for support contracts in effect at the time of an acquisition.

•	The income measures in the internal reporting to our CODM include the full amount of support revenue and exclude the following acquisition-related charges as well as discontinued activities:

—	Amortization expense/impairment charges of intangibles

acquired in business combinations and certain stand-alone acquisitions of intellectual property

—	Expenses from purchased in-process research and development

—	Restructuring expenses and settlements of pre-existing relationships

—	Acquisition-related third-party costs that are required to be expensed

—	Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. For 2010, 2009 and 2008, this relates exclusively to the operations of TomorrowNow.

Segment Revenue and Results

€ millions	Product	Consulting	Training	Sybase	Total

2010
External revenue from reportable segment	9,020	2,714	362	387	12,483
Segment result	5,395	746	136	127	6,404
Depreciation and amortization directly attributable to each segment	−17	−8	−2	−7	−34

2009
External revenue from reportable segment	7,846	2,498	332	N/A	10,676
Segment result	4,731	781	115	N/A	5,627
Depreciation and amortization directly attributable to each segment	−53	−7	−2	N/A	−62

2008
External revenue from reportable segment	8,366	2,824	525	N/A	11,715
Segment result	4,696	789	225	N/A	5,710
Depreciation and amortization directly attributable to each segment	−64	−8	−2	N/A	−74

Reconciliation of Revenue and Segment Results

€ millions	2010	2009	2008

External revenue from reportable segments	12,483	10,676	11,715
External revenue from activities outside of the reportable segments	55	7	16
Adjustment support revenue	−74	−11	−166

Revenue from discontinued operations	0	0	10

Total revenue	12,464	10,672	11,575

Segment result from reportable segments	6,404	5,627	5,710
External revenue from activities outside of the reportable segments	55	7	16

Development expense — management view	−1,800	−1,801	−1,620

Administration and other corporate expenses — management view	−651	−659	−734
Share-based payment expense	−58	−54	−63
Restructuring	−2	−194	−8

Acquisition-related restructuring expenses	5	−4	−52

Acquisition-related charges	−305	−267	−286
Adjustment support revenue	−74	−11	−166
Loss from discontinued operations	−983	−56	−96
Operating profit	2,591	2,588	2,701
Other non-operating expense, net	−186	−73	−27
Financial income, net	−67	−80	−50
Profit before tax	2,338	2,435	2,624

Segment Revenue

External revenue from activities outside of the reportable segments mainly represents revenue incidental to our main business activities and minor currency translation differences.

Segment Result

The segment results of our segments Product, Consulting, and Training reflects operating expenses directly attributable or reasonably allocable to the segments, including costs of revenue, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our CODM reviews segment performance without taking development expense into account.

The measurement of the segment result for the Sybase segment differs from the measurement for the other segments, as the Sybase segment result includes development, administration and other corporate expenses while these expenses are excluded from the measurement of the segment results of the other segments.

Depreciation and amortization expenses reflected in the segment result include the amounts directly attributable to each segment.

Development expense and administration and other corporate expense disclosed in the reconciliation above are based on a management view and do not equal the amounts under the corresponding caption in the Consolidated Income Statements. The differences are mainly due to the fact that the development expense which is attributed to Sybase is included in the

Sybase segment expenses, and that our management view focuses on organizational structures and cost centers rather than the classification of cost by functional area.

Segment Assets/Liabilities

Segment asset/liability information is not provided to our CODM. Goodwill by reportable segment is disclosed in Note (16).

Geographic Information

The following tables present revenue by location of customers and information about non-current assets detailed by geographic region. Non-current assets comprise goodwill, intangible assets, property, plant, and equipment, tax assets and other non-financial assets.

1)	Europe, Middle East, Africa

1)	Europe, Middle East, Africa

1)	Europe, Middle East, Africa

1)	Europe, Middle East, Africa

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (8).

(30)	BOARD OF DIRECTORS

Memberships on supervisory boards and other comparable
governing bodies of enterprises, other than subsidiaries of SAP
EXECUTIVE BOARD	on December 31, 2010

Bill McDermott
Co-Chief Executive Officer (from February 7, 2010) Strategy, Governance, Corporate Development, Innovation, Sales, Field Services, Consulting,
Ecosystem Activities, Communications, Marketing	Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States
Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States
Board of Directors, PAETEC Communications, Inc., Fairport, New York, New York, United States

Jim Hagemann Snabe Co-Chief Executive Officer (from February 7, 2010) Strategy, Governance, Corporate Development, Innovation, Products and Solutions Development, Communications, Marketing	Board of Directors, Linkage A/S, Copenhagen, Denmark Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark Supervisory Board, Crossgate AG, Munich, Germany (until July 31, 2010)

Dr. Werner Brandt Chief Financial Officer Finance and Administration including Investor Relations and Data Protection & Privacy	Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany Supervisory Board, QIAGEN N.V., Venlo, the Netherlands Supervisory Board, Heidelberger Druckmaschinen AG, Heidelberg, Germany

Dr. Angelika Dammann (from July 1, 2010) Chief Human Resources Officer Labor Relations Director Global Human Resources	Supervisory Board, ESMT European School of Management and Technology GmbH, Berlin, Germany (from December 15, 2010)

Gerhard Oswald Chief Operating Officer SAP Active Global Support, Global IT, Globalization Services, Quality Governance & Production, Operations, SAP Labs Network

Vishal Sikka (from February 7, 2010) Innovation, Technology and Architecture Across the Company, Global Research

BOARD MEMBERS WHO LEFT DURING 2010

Erwin Gunst (until January 31, 2010)

Léo Apotheker (until February 7, 2010)

John Schwarz (until February 11, 2010)

Memberships on supervisory boards and other comparable
governing bodies of enterprises, other than subsidiaries of SAP
SUPERVISORY BOARD	on December 31, 2010

Prof. Dr. h.c. mult. Hasso Plattner (2),(4),(5),(7),(8),(9) Chairman
Lars Lamadé (1),(4),(7),(9) Deputy Chairman Project Manager Service & Support
Pekka Ala-Pietilä (5),(8),(9) Co-founder and CEO Blyk Ltd. London, UK	Board of Directors, Pöyry Plc, Vantaa, Finland
Board of Directors, CVON Group Limited, London, UK
Board of Directors, CVON Limited, London, UK
Board of Directors, CVON Innovations Limited, London, UK Board of Directors, Blyk Services Oy, Helsinki, Finland Board of Directors, CVON Innovation Services Oy, Turku, Finland
Board of Directors, CVON Future Limited, London, UK Board of Directors, HelloSoft Inc., San José, California, United States
Board of Directors, Blyk (NL) Ltd., London, UK
Board of Directors, Blyk (DE) Ltd., London, UK
Board of Directors, Blyk (ES) Ltd., London, UK
Board of Directors, Blyk (BE) Ltd., London, UK
Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands
Board of Directors, Blyk.be SA, Hoeilaart, Belgium Board of Directors, Blyk International Ltd., London, UK
Thomas Bamberger (1),(3) Chief Operating Officer Operations
Panagiotis Bissiritsas (1),(2),(6) Support Expert
Willi Burbach (1),(5),(7) Developer
Prof. Dr. Wilhelm Haarmann (2),(6),(7),(9)
Attorney-at-law, certified public auditor, certified tax advisor
Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte,
Steuerberater, Wirtschaftsprüfer, Frankfurt
am Main, Germany	Supervisory Board, Vodafone Holding GmbH, Düsseldorf, Germany (until December 16, 2010)
Peter Koop (1),(5),(7) Industry Business Development Expert
Christiane Kuntz-Mayr (1),(5) Deputy Chairperson of the Works Council at SAP AG
Bernard Liautaud (5) General Partner Balderton Capital, London, UK	Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK
Board of Directors, nlyte Software Ltd., London, UK Board of Directors, Talend SA, Suresnes, France
Board of Directors der Cap Gemini, Paris, France
Board of Directors, Quickbridge (UK) Ltd., London, UK Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain (from June 30, 2010)
Board of Directors, Abiquo Group Inc., Redwood City, California, USA (from November 23, 2010)
Dr. Gerhard Maier (1),(2),(3) Development Project Manager
Dr. h. c. Hartmut Mehdorn (4),(6) Independent Consultant	Board of Directors, Air Berlin PLC, Rickmansworth, UK Advisory Board, Fiege-Gruppe, Greven, Germany

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (2),(3),(5),(7),(8) Chairman of the Supervisory Board BMW AG, Munich, Germany	Supervisory Board, Bertelsmann AG, Gütersloh,
Germany
Supervisory Board, Festo AG, Esslingen, Germany
Board of Directors, Deere & Company, Moline, Illinois, United States
Supervisory Board, ZF Friedrichshafen AG, Friedrichshafen, Germany
Dr. Erhard Schipporeit (3),(9) Management Consultant	Supervisory Board, Talanx AG, Hanover, Germany Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany
Supervisory Board, HDI V.a.G., Hanover, Germany Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany
Supervisory Board, TUI Travel PLC, London, UK Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany
Board of Directors, Fidelity Advisor World Funds, Bermuda (until September 30, 2010)
Board of Directors, Fidelity Funds SICAV, Luxemburg
Stefan Schulz (1),(4),(5),(6),(9) Development Project Manager
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer(5) Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany	Supervisory Board, Heitech AG, Erlangen, Germany (from August 9, 2010)
Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany
Supervisory Board, Infineon Technologies AG, Munich, Germany
Supervisory Board, LEONI AG, Nürnberg, Germany

Information as at December 31, 2010
(1) Elected by the employees	(6) Member of the Company’s Finance and Investment
(2) Member of the Company’s Compensation Committee	Committee
(3) Member of the Company’s Audit Committee	(7) Member of the Company’s General Committee
(4) Member of the Company’s Mediation Committee	(8) Member of the Company’s Nomination Committee
(5) Member of the Company’s Technology and Strategy	(9) Member of the Company’s Special Committee
Committee

The total compensation of the Executive Board members for the years 2010, 2009, and 2008 was as follows:

Executive Board Compensation

The share-based compensation amounts disclosed above are based on the grant date fair value of the virtual stock options issued to Executive Board members during the year.

Share-Based Compensation

In the table above, the share-based compensation is the expense for the concerned reporting period calculated according to IFRS 2.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 25, 2011, the total annual compensation of the Supervisory Board members for 2010 is as follows:

Supervisory Board Compensation

The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

During fiscal year 2010, payments to former Executive Board members were as follows:

Payments to Former Executive Board Members

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the
Executive Board or Supervisory Board in 2010, 2009, or 2008.

On December 31, 2010, the shareholdings of SAP’s board members were as follows:

Shareholdings

(31)	RELATED PARTY TRANSACTIONS

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only, which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., Palo Alto, California, United States. Bramasol is an SAP partner with which we generated revenue which was immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

Supervisory Board member Hartmut Mehdorn provided consulting services for SAP in connection with a product study. The amount charged to SAP for these services in 2010 was immaterial.

Business is transacted with associates at arm’s length. Further to these transactions, in 2010 SAP entered into a loan agreement for a total amount of €6.0 million with its associate Crossgate AG. SAP had lent Crossgate AG €3.5 million under this agreement by the end of 2010.

(32)	PRINCIPAL ACCOUNTANT FEES AND SERVICES

At SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, SAP’s shareholders mandated KPMG AG Wirtschaftsprüfungsgesellschaft to serve as SAP AG’s independent auditor for 2010.

KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network billed the following fees to SAP for audit and other professional services related to 2010 and the previous years:

Fees for Audit and Other Professional Services

Audit fees are the aggregate fees billed by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for accounting advice on actual or contemplated transactions and other agreed procedures. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

For services provided by KPMG AG Wirtschaftsprüfungsgesellschaft and its affiliates we recorded expenses of:

Fees for Audit and Other Professional Services of KPMG AG and its Affiliates

(33)	SUBSEQUENT EVENTS

After December 31, 2010, the following changes took place:

In February 2011, we acquired security software, identity and access management software, and relevant assets including development and consulting resources from SECUDE AG (Switzerland), a leading vendor of application security solutions. This is not a material transaction for SAP.

For more information about this acquisition, see the Acquisitions section in the Management Report.

On February 28, 2011, we repaid a portion of the outstanding balance of the acquisition term loan in the amount of €500 million. The balance outstanding in the amount of €1 billion as at December 31, 2010 is contractually due in May 2012 (for more information please see Note (18b)). The early repayment will reduce interest expense, a component of finance income, net, by a single-digit millions of euro amount in 2011.

(34)	SUBSIDIARIES, ASSOCIATES, AND OTHER EQUITY INVESTMENTS

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

I. Subsidiaries
GERMANY
OutlookSoft Deutschland GmbH, Walldorf4)	100.0	0	18	0	0
SAF Germany GmbH, Konstanz4)	70.9	1,007	50	360	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	46	0
SAP Deutschland AG & Co. KG, Walldorf9)	100.0	2,597,168	607,039	1,257,501	4,596
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4), 5),9)	100.0	0	(35,114)	491,956	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),9)	100.0	0	23,141	827,703	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	32	159	0
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf 3), 4)	100.0	0	0	2,244,919	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	236	123,471	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	(29)	928,967	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4), 5),9)	100.0	0	(37,525)	291,654	0
SAP Puerto Rico GmbH, Walldorf7)	100.0	22,802	155	872	32
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	179	14,090	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),9)	100.0	0	87,373	90,944	0
Steeb Anwendungssysteme GmbH, Abstatt9)	100.0	61,068	2,022	14,009	191
Sybase Germany GmbH, Düsseldorf3), 4), 8)	100.0	15,945	474	(2,975)	161
TechniData BCS GmbH, Siegen3), 4)	100.0	4,726	(378)	744	33
TechniData GmbH, Markdorf 3)	100.0	48,579	7,013	83,615	285
Wicommunications GmbH, Munich4)	100.0	0	0	49	0
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa4)	100.0	0	(60)	(562)	0
Armstrong Laing (North America) Limited, London, United Kingdom4)	100.0	0	0	1	0
Armstrong Laing Limited, London, United Kingdom4)	100.0	0	(2)	2,975	0
Blue-Edge Software Limited, London, United Kingdom4)	100.0	0	0	0	0
Business Objects (UK) Limited, London, United Kingdom4)	100.0	0	461	32,026	0
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands4)	100.0	0	51	36,024	0
Business Objects Software Limited, Dublin, Ireland4)	100.0	683,339	156,511	2,779,237	195

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

Cartesis UK Limited, London, United Kingdom4)	100.0	0	1	1,116	0
Chemical Exchange Directory S.A., Collonge-Bellerive, Switzerland3),4)	100.0	841	216	1,600	1
Christie Partners Holding CV, Rotterdam, The Netherlands 3),4),8)	100.0	0	15	(21,823)	0
Crystal Decisions (Ireland) Limited, Dublin, Ireland4)	100.0	0	205	44,612	0
Crystal Decisions France S.A.S., Levallois-Perret, France4)	100.0	0	52	7,863	0
Crystal Decisions Holding Limited, Dublin, Ireland4)	100.0	0	61	77,556	0
Crystal Decisions UK Limited, London, United Kingdom4)	100.0	0	1,469	2,125	0
Edgewing Limited, London, United Kingdom4)	100.0	0	354	(17)	0
Inxight Software UK Limited, London, United Kingdom4)	100.0	0	0	143	0
Joe D Partners CV, Utrecht, The Netherlands 3),4),8)	100.0	0	18,112	707,768	0
Limited Liability Company SAP CIS, Moscow, Russia	100.0	278,497	29,068	129,782	504
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	12,267	103	1,295	11
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	13,323	(448)	(1,559)	103
Merlin Systems Oy, Espoo, Finland4)	100.0	7,929	472	1,873	28
Millsgate Holding B.V., Amsterdam, the Netherlands4)	100.0	—	—	—	—
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	339,452	45,941	332,880	399
SAF Simulation, Analysis and Forecasting AG, Tägerwilen, Switzerland	70.9	14,610	752	34,788	61
SAF Simulation, Analysis and Forecasting Slovakia s.r.o., Bratislava, Slovakia4)	70.9	1,242	(88)	170	20
SAP — NOVABASE, A.C.E., Porto Salvo, Portugal3),4)	66.7	—	—	—	—
SAP (Schweiz) AG, Biel, Switzerland	100.0	485,957	21,245	65,347	541
SAP (UK) Limited, Feltham, United Kingdom	100.0	612,522	63,944	94,265	1,044
SAP Belgium — Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	166,008	12,833	98,102	256
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	2,549	(184)	795	10
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	22,185	602	6,475	284
SAP Commercial Services Ltd., Valetta, Malta	100.0	0	(5)	(10)	0
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	85,687	10,447	27,726	225
SAP CYPRUS Ltd, Nicosia, Cyprus4)	100.0	3,252	(3)	(1,824)	2
SAP d.o.o., Zagreb, Croatia	100.0	6,807	(983)	(431)	17

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

SAP Danmark A/S, Copenhagen, Denmark	100.0	142,267	17,286	29,753	154
SAP Egypt LLC, Cairo, Egypt 3),4)	100.0	0	0	9	0
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	14,593	444	1,646	135
SAP España — Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	224,089	27,335	177,793	359
SAP Estonia OÜ, Tallinn, Estonia	100.0	1,320	16	16	1
SAP Finland Oy, Espoo, Finland	100.0	96,985	11,022	65,135	109
SAP France Holding, Paris, France	100.0	606	91,943	4,879,572	4
SAP France, Paris, France	100.0	716,143	67,047	1,584,792	1,432
SAP HELLAS SYSTEMS APPLICATIONS AND DATA PROCESSING S.A, Athens, Greece	100.0	32,782	1,907	7,451	54
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	45,533	229	17,616	367
SAP Ireland Limited, Dublin, Ireland	100.0	3,781	777	(1,181)	0
SAP Ireland US-Financials Services Ltd., Dublin, Ireland3),4)	100.0	0	67,288	2,284,278	3
SAP Israel Ltd., Ra’anana, Israel	100.0	15,842	196	(3,536)	75
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy4)	100.0	306,418	22,256	242,814	508
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	19,607	845	4,417	439
SAP Labs Finland Oy, Espoo, Finland4)8)	100.0	7,188	421	45,775	48
SAP LABS France S.A.S., Mougins, France	100.0	39,206	9,041	22,113	264
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	42,020	2,076	12,404	304
SAP Latvia SIA, Riga, Latvia	100.0	1,452	138	(508)	2
SAP Malta Investments Ltd., Valetta, Malta	100.0	0	(5)	(10)	0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates7)	49.0	65,203	(19,775)	19,994	162
SAP Nederland Holding B.V., s-Hertogenbosch, The Netherlands	100.0	0	994	518,981	0
SAP Norge AS, Lysaker, Norway	100.0	61,484	(4,137)	23,571	86
SAP Österreich GmbH, Vienna, Austria	100.0	159,844	18,961	24,015	348
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	61,850	6,101	29,156	122
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	53,699	14,299	84,152	291
SAP Portugal — Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	52,387	1,968	14,405	99
SAP Public Serv. Hungary, Budapest, Hungary	100.0	828	273	399	5
SAP Romania SRL, Bucharest, Romania	100.0	17,592	2,991	5,459	94
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	26,297	2,973	30,207	30
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	51.0	15,919	(1,322)	7,828	31
SAP Service and Support (Ireland) Limited, Dublin, Ireland	100.0	60,434	2,032	27,736	700

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	14,222	1,342	6,585	24
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	35,067	1,346	18,214	140
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	122,313	11,715	17,018	117
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	46,496	2,278	16,483	96
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	1,879	(682)	(463)	3
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	8,832	1,414	2,265	26
Set Analyzer UK Limited, London, United Kingdom4)	100.0	0	0	1,010	0
Sybase (Schweiz) GmbH, Zürich, Switzerland 3),4),8)	100.0	586	(14)	1,194	7
Sybase (UK) Limited, Maidenhead, United Kingdom 3),4),8)	100.0	18,092	1,415	(904)	205
Sybase 365 Limited, Maidenhead, United Kingdom 3),4),8)	100.0	0	0	0	0
Sybase ApS, Copenhagen, Denmark 3),4),8)	100.0	136	7	437	2
Sybase Europe B.V., Utrecht, The Netherlands 3),4),8)	100.0	65,075	(11,767)	12,508	48
Sybase France S.a.r.l., Paris, France 3),4),8)	100.0	19,941	2,607	(10,448)	119
Sybase Iberia S.L., Madrid, Spain 3),4),8)	100.0	5,114	139	(21,723)	33
Sybase Italia SRL, Milano, Italy 3),4),8)	100.0	3,107	(129)	(422)	34
Sybase Luxembourg s.a.r.l, Luxembourg 3),4),8)	100.0	99	(4)	(25)	0
Sybase Nederland B.V., Utrecht, The Netherlands 3),4),8)	100.0	924	36	4,949	15
Sybase Norge AS, Oslo, Norway 3),4),8)	100.0	398	15	819	3
Sybase Software BVBA/SPRL, Zaventem, Belgium 3),4),8)	100.0	1,582	(7)	859	19
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa 3),4),8)	100.0	7,788	560	(5,284)	143
Sybase Sverige AB, Kista, Sweden 3),4),8)	100.0	2,052	256	1,544	25
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa4)	100.0	31,534	2,899	17,503	13
Systems Applications Products (Africa) (Proprietary) Limited, Johannesburg, South Africa	100.0	0	6,950	101,028	0
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	12,531	953	1,696	26
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa4)	89.5	177,582	14,582	36,850	308
TechniData Labs Bulgaria EOOD, Sofia, Bulgaria3),4)	100.0	1,024	277	652	24
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	0	438	27	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	0	(306)	(3,207)	1
AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	0	15,636	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina4)	100.0	0	0	83	0

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

Business Objects Option, LLC, Wilmington, Delaware, USA4)	100.0	0	1,133	62,587	0
Clear Standards, Inc., Sterling, Virginia, USA4)	100.0	66	(1,212)	16,074	0
Extended Systems, Inc., Boise, Idaho, USA3),4)	100.0	0	21	17,041	0
Financial Fusion, Inc., Concord, Massachusetts, USA3),4)	100.0	0	0	0	0
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	2,370	(241)	36,063	0
Highdeal, Inc., New York, USA4)	100.0	367	87	(20)	0
iAnywhere Solutions Canada Ltd, Waterloo, Canada3),4),8)	100.0	726	1,205	5,748	149
iAnywhere Solutions Inc., Dublin, California, USA3),4),8)	100.0	16,153	8,454	102,682	91
INEA Corporation USA, Wilmington, Delaware, USA4)	100.0	0	76	319	0
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA4)	100.0	0	(2)	97	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	—	—	—	—
Liberia LLC, Wilmington, Delaware, USA4)	100.0	—	—	—	—
Maxware, Inc., Newtown Square, Pennsylvania, USA4)	100.0	227	(333)	(412)	0
SAF Simulation, Analysis and Forecasting U.S.A., Inc., Grapevine, Texas, USA4)	70.9	3,988	83	705	13
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,167,086	356,808	1,211,348	5,201
SAP Andina y del Caribe C.A., Caracas, Venezuela7)	100.0	17,379	(25,867)	306	56
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	119,988	3,863	20,951	490
SAP Brasil Ltda, São Paulo, Brazil	100.0	407,585	15,130	111,708	1,094
SAP Canada Inc., Toronto, Canada	100.0	621,852	47,357	416,334	2,053
SAP Colombia S.A.S., Bogota, Colombia	100.0	60,675	(31)	(3,628)	154
SAP Costa Rica, S.A., San José, Costa Rica3),4)	100.0	0	0	0	0
SAP Financial Inc., Toronto, Canada4)	100.0	0	25,297	7,680	0
SAP Global Marketing, Inc., New York, USA	100.0	224,592	3,042	18,234	469
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	38,482	3,237	120,886	173
SAP Industries, Inc., Scottsdale, Arizona, USA4),7)	100.0	267,868	32,957	370,017	439
SAP International, Inc., Miami, Florida, USA4)	100.0	69,959	1,017	11,710	47
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	11,541	616,468	0
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	462,541	25,582	115,334	2,091
SAP México S.A. de C.V., Mexico City, Mexico	100.0	183,702	(13,526)	19,639	381
SAP PERU S.A.C., Inc., Lima, Peru	100.0	20,092	(1,496)	(4,734)	47
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	307,374	40,608	237,316	249
SAP Technologies Inc., Palo Alto, California, USA 3),4)	100.0	0	0	0	0
SAP Ventures Fund I Holdings, LLC, Wilmington, Delaware, USA 3)	100.0	—	—	—	—

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

Sybase 365 LLC, Dublin, California, USA3),4),8)	100.0	18,813	(482)	96,753	139
Sybase 365 Ltd., Tortola, British Virgin Islands3),4),8)	100.0	0	0	(1,927)	0
Sybase Argentina S.A., Buenos Aires, Argentina3),4),8)	100.0	967	98	1,170	14
Sybase Canada Ltd., Waterloo, Canada3),4),8)	100.0	4,149	234	8,416	61
Sybase de Mexico, S. De R.L. de C.V., Mexico City, Mexico3),4),8)	100.0	2,047	34	1,615	29
Sybase do Brasil Software Ltda., Sao Paulo, Brasil3),4),8)	100.0	7,775	344	1,053	30
Sybase Global LLC, Dublin, California, USA3),4),8)	100.0	0	0	7,291	0
Sybase Intl Holdings LLC, Dublin, California, USA3),4),8)	100.0	0	0	11,665	0
Sybase, Inc., Dublin, California, USA3),4),8)	100.0	106,725	105,162	4,484,785	1,216
TechniData America LLC, Wilmington, Delaware, USA3),4)	100.0	9,878	(96)	(392)	64
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	0	(1,065,737)	(991,350)	3
ASIA PACIFIC JAPAN
Beijing Zhang Zhong Hu Dong Xin Si Ju Shu Co. Ltd., Beijing, China 3),4)	100.0	810	7	(842)	7
Business Objects Asia Pacific Pte Limited, Singapore4)	100.0	0	63	39,646	0
Business Objects Australia Pty Limited, Sydney, Australia4)	100.0	0	(15,276)	(51)	0
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	0	0	262	0
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China	100.0	12,724	1,052	4,834	154
Crystal Decisions (Hong Kong) Limited, Hong Kong, China4)	100.0	0	(12)	0	0
iAnywhere K.K., Tokyo, Japan 3),4),8)	100.0	3,780	(40)	(2,602)	22
PT SAP Indonesia, Jakarta, Indonesia	100.0	34,757	4,823	22,869	41
PT Sybase 365 Indonesia, Jakarta, Indonesia 3),4),8)	100.0	7	(1)	230	0
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China 3),4),8)	100.0	0	(4)	(1,051)	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	235,091	(6,910)	59,523	2,143
SAP Asia Pte Limited, Singapore	100.0	199,117	8,780	25,829	651
SAP Australia Pty Limited, Sydney, Australia	100.0	421,184	52,771	224,011	573
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	29,869	1,396	4,245	57
SAP INDIA (HOLDING) PTE LTD, Singapore	100.0	0	(5)	300	0
SAP INDIA PRIVATE LIMITED, Bangalore, India4)	100.0	257,695	25,835	172,195	1,327
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	517,418	33,893	436,595	1,075
SAP Korea Limited, Seoul, South Korea	100.0	98,741	10,141	24,010	190
SAP Labs India Private Limited, Bangalore, India	100.0	137,311	(8,821)	8,468	4,112
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	68,172	10,496	28,274	119
SAP New Zealand Limited, Auckland, New Zealand	100.0	43,924	5,509	28,560	34

					Number of
		Total	Profit/ Loss(-)	Total Equity	Employees
		Revenue	After Tax for	as of	as of
as at December 31, 2010	Ownership	in 20101)	20101)	12/31/20101)	12/31/20102)
Name and Location of Company	%	€(000)	€(000)	€(000)

SAP PHILIPPINES, INC., Makati, Philippines	100.0	25,524	1,441	7,866	36
SAP R&D Center Korea, Inc., Seoul, South Korea4)	100.0	6,929	304	15,561	70
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand10)	49.0	35,621	3,964	33,228	41
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	47,116	5,220	19,796	69
Sybase (N.Z.) Limited, Wellington, New Zealand 3),4),8)	100.0	1,107	(414)	3,518	5
Sybase (Singapore) Pte Limited, Singapore 3),4),8)	100.0	3,099	340	1,012	183
Sybase 365 Ltd. (HK), Hong Kong, China 3),4),8)	100.0	—	—	—	—
Sybase Australia Pty Limited, Sydney, Australia 3),4),8)	100.0	6,579	(772)	6,053	38
Sybase Hong Kong Limited, Hong Kong, China 3),4),8)	100.0	3,461	(711)	338	77
Sybase India, Ltd., Dublin, California, USA 3),4),8)	100.0	0	(46)	1,693	0
Sybase KK, Tokyo, Japan 3),4),8)	100.0	10,759	(3,055)	1,178	58
Sybase Korea, Ltd, Seoul, South Korea 3),4),8)	100.0	4,507	128	2,557	47
Sybase Philippines Inc., Dublin, California, USA 3),4),8)	100.0	0	(8)	(11)	0
Sybase Software (China) Co. Ltd., Beijing, China 3),4),8)	100.0	7,687	1,039	13,418	383
Sybase Software (India) Private Ltd, Mumbai, India 3),4),8)	100.0	3,257	827	7,090	204
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia 3),4),8)	100.0	1,056	58	1,532	3
Sybase Taiwan Co. Ltd., Taipei, Taiwan 3),4),8)	100.0	2,311	118	1,458	19
Technidata Asia Pte Limited, Singapore 3),4)	100.0	176	(183)	97	3
TomorrowNow Australia Pty Limited, Sydney, Australia4)	100.0	0	5	385	0
TomorrowNow Singapore Pte Limited, Singapore4)	100.0	0	0	87	0
II. INVESTMENTS IN ASSOCIATES
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	37,835	4,175	7,145	700
Crossgate AG, München, Munich	6.37	33,499	3,673	37,000	251
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	—	—	—	0
Original1 GmbH, Frankfurt am Main, Germany	40.00	39	(4,085)	3,900	12
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	15,554	1,918	15,921	0
RIB Software AG, Stuttgart, Germany	7.15	—	—	—	219
TechniData IT-Service GmbH, Markdorf, Germany4)	26.00	9,442	485	892	85

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2010, including managing directors, in FTE

3)	Consolidated for the first time in 2010

4)	Wholly or majority-owned entity of a subsidiary

5)	Entity with profit and loss transfer agreement

6)	The remaining shares are held by a trustee

7)	Restructured and/or renamed in 2010

8)	The revenue and net income figures are based on local financial statements prior to consolidation. Due to the acquisition of Sybase on July 26, the results are based on IFRS for the period after the acquisition. These figures include acquisition-related adjustments.

9)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

10)	The remaining shares are the preference shares without the right to vote.

as at December 31, 2010

Name and Location of Company
III. OTHER EQUITY INVESTMENTS (ownership 5 or more percent)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Apigee Corporation, Santa Clara, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Lavante, Inc., San Jose, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
OnDeck Capital, Inc., New York, USA
Onventis GmbH, Stuttgart, Germany
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
QCLS Corporation, Woodside, California, USA
Qumu, Inc., San Bruno, California, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, USA
Smart City Planning, Inc., Tokyo, Japan
SupplyOn AG, Hallbergmoos, Germany
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany