Form 20-F
period 2011-12-31
SAP AG
filed 2012-03-23
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Ordinary Shares, without nominal value: 1,228,083,382 (as of December 31, 2011)**

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.
**	Including 37,765,849 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 30, 2011, which was US$1.2973 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under IFRS and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” On March 8, 2012, the Noon Buying Rate for converting euro to dollars was US$1.3256 per €1.00.

Unless the context otherwise requires, references in this report to ordinary shares are to

SAP AG’s ordinary shares, without nominal value. References in this report to “ADRs” are to SAP AG’s American Depositary Receipts, each representing one SAP ordinary share.

SAP, R/3, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects Explorer, StreamWork, SAP HANA, and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and other countries. Business Objects and the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, and other Business Objects products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Business Objects Software Ltd. Business Objects is an SAP company. Sybase and Adaptive Server, iAnywhere, Sybase 365, SQL Anywhere, and other Sybase products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of Sybase Inc. Sybase is an SAP company. Crossgate, m@gic EDDY, B2B 360°, and B2B 360° Services are registered trademarks of Crossgate AG in Germany and other countries. Crossgate is an SAP company. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

•	Uncertainty in the global economy, financial markets, and in political conditions could have material negative impact on our business, financial position, profit, and cash flows.

•

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to utilize certain technologies in the future and could have a material negative impact on our business, financial position, profit, or cash flows.

•

Undetected security flaws in our software or our proprietary systems or those of our third-party service and software providers may be exploited by other persons, which could damage SAP or our customers and significantly impact our financial position, profit, cash flows, and reputation.

•	If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, this could have a material adverse impact on our business, financial position, profit, and cash flows.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Factors section, our outlook guidance, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both our Annual Report and Annual Report on Form 20-F should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; investment bank Goldman Sachs; the European Central Bank (ECB); the International Monetary Fund (IMF); and the Organisation for Economic Co-operation and Development (OECD). This type of data represents only the estimates of IDC, Goldman Sachs, the ECB, the IMF, the OECD and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, Goldman Sachs, the ECB, the IMF, the OECD or other similar sources that is contained in this report. In addition, although we believe that data from these companies is generally reliable, this type of data is inherently imprecise. We caution readers not to place undue reliance on this data.

FINANCIAL MEASURES CITED IN THIS REPORT

Measures we Use to Manage Operating Performance

We use various performance measures to help promote our primary goal of sustained growth in corporate value and our ancillary goal of profitable revenue growth. The following are the key measures we used in 2011:

Non-IFRS SSRS revenue: Our software and software-related service (SSRS) revenue includes software and support revenue plus subscription and other software-related service revenue. The principal source of software revenue is the fees customers pay for software licenses. Software revenue is our key revenue driver because it tends to affect our other revenue streams. Generally, customers who buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. We generate subscription and software-related service revenue when we provide software on subscription or in a cloud mode, that is, with obligatory hosting terms. Software revenue also tends to stimulate service revenue from consulting and training sales.

Non-IFRS operating profit/non-IFRS operating margin: In 2011, we used non-IFRS operating profit/non-IFRS operating margin and constant currency non-IFRS operating profit/non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

Measures we Use to Manage Non-Operating Performance

We use the following performance measures to manage non-operating items:

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

DSO and DPO:    We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures we Use to Manage Overall Performance

For managing our overall performance we use the following measures:

Earnings per share (EPS):    EPS measures our overall performance, because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes, but also by the weighted average number of shares outstanding. We believe that stock repurchases and dividend distributions are a good means to return value to shareholders in accordance with the authorizations granted by them.

Effective tax rate:    We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Operating, investing and financing cash flows:    Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities.

Value-Based Management

Our holistic view of the performance measures described above together with our associated analyses comprise the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multi-year plan until 2015. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multi-year plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis to quantify whether we expect to realize our strategic goals and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Measures Used in this Report

Like in prior years, we provided our 2011 outlook on the basis of certain non-IFRS measures as described above. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2011 against that outlook.

This introductory section provides:

•	A reconciliation of IFRS measures to the respective and most comparable non-IFRS measures

•	An explanation of the non-IFRS measures we disclose in this report including an explanation of changes we made effective from January 1, 2012

•	The reasons why management believes these non-IFRS measures are useful to investors and the limitations of these measures

•	An explanation of our constant currency information

Reconciliations of IFRS to Non-IFRS Numbers for 2011 and 2010

The following tables reconcile our IFRS numbers to the respective and most comparable non-IFRS numbers for each of 2011 and 2010. Our 2010 non-IFRS comparative amounts have been adjusted to conform to the amended non-IFRS definitions introduced in 2011 that also exclude expenses for share-based compensation and restructuring. Due to rounding, the sum of the numbers presented in these tables might not precisely equal the totals we provide.

Reconciliations of IFRS to Non-IFRS Numbers for 2011 and 2010

€ millions, unless otherwise stated	for the years ended December 31,
	2011					2010
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Revenue
Software revenue	3,971	0	3,971	96	4,067	3,265	0	3,265
Support revenue	6,967	27	6,994	58	7,052	6,133	74	6,207
Subscription and other software-related service revenue	381	0	381	–1	380	396	0	396
Software and software-related service revenue	11,319	27	11,346	153	11,499	9,794	74	9,868
Consulting revenue	2,341	0	2,341	35	2,376	2,197	0	2,197
Other service revenue	573	0	573	8	581	473	0	473
Professional services and other service revenue	2,914	0	2,914	43	2,957	2,670	0	2,670

Total revenue	14,233	27	14,260	196	14,456	12,464	74	12,538

Total operating expenses
Cost of software and software-related services	–2,107	285	–1,822			–1,823	202	–1,621
Cost of professional services and other services	–2,248	32	–2,216			–2,071	18	–2,053
Research and development	–1,939	41	–1,898			–1,729	23	–1,706
Sales and marketing	–3,081	127	–2,954			–2,645	95	–2,550
General and administration	–715	30	–685			–636	26	–610
Restructuring	–4	4	0			3	–3	0
TomorrowNow litigation	717	–717	0			–981	981	0
Other operating income/expense, net	25	0	25			9	0	9

Total operating expenses	–9,352	–198	–9,550	–127	–9,677	–9,873	1,342	–8,531

Operating profit and margin
Operating profit	4,881	–171	4,710	69	4,779	2,591	1,416	4,007
Operating margin in %	34.3		33.0		33.1	20.8		32.0

Explanation of Non-IFRS Measures

We disclose certain financial measures, such as non-IFRS revenue, non-IFRS operating expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS earnings per share,

constant currency revenue and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating expenses, operating profit, operating margin, earnings per share or other measures of financial performance prepared in accordance with IFRS.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. In 2011, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit measures rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS numbers.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS numbers.

•	Both our internal performance targets and the guidance we provided to the capital markets are based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS numbers.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Non-IFRS Revenue

Revenue items identified as non-IFRS revenue have been adjusted from the respective IFRS numbers by including the full amount of support revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities but which we are not permitted to record as revenue under IFRS due to fair value accounting for the support contracts in effect at the time of the respective acquisitions.

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

In light of our continuing focus on the cloud business and considering our recent acquisition of SuccessFactors, we are widening the range of revenues for which acquisition-related deferred revenue write downs are adjusted for in determining our non-IFRS revenue and profit numbers. We continue to adjust for deferred revenue write downs, that is for revenues that would have been recognized had the acquired entities remained stand-alone entities but that we are not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. However, in the definitions of our non-IFRS measures used through 2011, such adjustments for deferred revenue write downs were limited to support revenue. From 2012 onwards, we will also make such deferred revenue write down adjustments for cloud subscription revenue and other similarly recurring revenues. All other non-IFRS measures will remain unchanged. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we do not restate prior period non-IFRS measures to align with the new definition.

Non-IFRS Operating Expense

Operating expense figures that are identified as non-IFRS operating expenses have been adjusted by excluding the following expenses:

•	Acquisition-related charges
•

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Settlements of pre-existing business relationships in connection with a business combination

•	Acquisition-related third-party expenses

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

Non-IFRS Operating Profit, Non-IFRS Operating Margin, and Non-IFRS Earnings Per Share

Operating profit, operating margin, and earnings per share identified as non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share have been adjusted from the respective IFRS measures by adjusting for the above-mentioned non-IFRS revenue and non-IFRS operating expenses.

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board has no influence on these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities, share-based compensation expenses and restructuring expenses.

Usefulness of Non-IFRS Measures

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

We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

We believe that our non-IFRS financial measures described above have limitations, including but not limited to the following:

•	The eliminated amounts may be material to us.
•	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

•

While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

•

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

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

•

Our discontinued activities and restructuring charges could result in significant cash outflows. The same applies to our share-based compensation expense because most of our share-based compensation plans are to be settled in cash rather than shares.

•

The valuation of our cash-settled, share-based payment plans could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

•

We have in the past issued share-based compensation awards to our employees every year, and intend to continue doing so in the future. Thus our share-based compensation expenses are recurring although the amounts usually change from period to period.

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the relevant IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

Constant Currency Information

We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency revenue and operating profit measures by translating foreign currencies using the average exchange rates from the previous year instead of the current year.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency measures in non-IFRS revenue and non-IFRS operating profit measures on the one hand and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Free Cash Flow

We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases, other than purchases made in connection with business combinations, of intangible assets and property, plant, and equipment.

Free Cash Flow

€ millions	2011	2010	Change
Net cash flows from operating activities	3,775	2,922	29%
Purchase of intangible assets and property, plant, and equipment	–445	–334	33%

Free cash flow	3,330	2,588	29%

Part I

Item 1, 2, 3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2011. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2011 has been translated into U.S. dollars for the convenience of the reader.

Part I

Item 3

SELECTED FINANCIAL DATA: IFRS

millions, unless otherwise stated	2011(1)	2011	2010	2009	2008	2007
	US$	€	€	€	€	€
Income Statement Data: Years ended December 31,
Software and software-related service revenue	14,684	11,319	9,794	8,198	8,457	7,427
Total revenue	18,464	14,233	12,464	10,672	11,575	10,256
Operating profit	6,332	4,881	2,591	2,588	2,701	2,698
Operating margin in %(2)	34.3	34.3	20.8	24.3	23.3	26.3
Profit after tax	4,461	3,439	1,813	1,750	1,848	1,908
Profit attributable to owners of parent	4,460	3,438	1,811	1,748	1,847	1,906
Earnings per share(2)
Basic in €	3.75	2.89	1.52	1.47	1.55	1.58
Diluted in €	3.75	2.89	1.52	1.47	1.55	1.58
Other Data:
Weighted-average number of shares outstanding
Basic	1,189	1,189	1,188	1,188	1,190	1,207
Diluted	1,190	1,190	1,189	1,189	1,191	1,210
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	6,441	4,965	3,518	1,884	1,280	1,608
Total assets(3)	30,130	23,225	20,839	13,374	13,900	10,161
Current financial liabilities(4)	1,727	1,331	142	146	2,563	82
Non-current financial liabilities(4)	3,795	2,925	4,449	729	40	6
Issued capital(5)	1,593	1,228	1,227	1,226	1,226	1,246
Total equity	16,485	12,707	9,824	8,491	7,171	6,478

(1)

Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.2973, the Noon Buying Rate for converting €1.00 into dollars on December 30, 2011. See “Item 3. Key Information — Exchange Rates” for recent exchange rates between the Euro and the dollar.

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

(4)	The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The significant increase in current financial liabilities during 2008 was due to financial debt incurred to finance the acquisition of Business Objects. The significant increase in non-financial liabilities in 2010 was due to an acquisition-term loan used to finance the acquisition of Sybase. In addition, we issued two bonds and a U.S. private placement transaction, of which, the proceeds were primarily used to finance the acquisition of Sybase. See Note (18b) to our Consolidated Financial Statements for more information on our liabilities.

(5)

The 2007 and 2008 figures reflect cancellations of 23 million and 21 million treasury shares effective September 7, 2007 and September 4, 2008, respectively. See “Item 9. The Offer and Listing — General” for more detail on the cancellation of shares.

Part I

Item 3

EXCHANGE RATES

The prices for ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADRs traded on the NYSE in the United States. See “Item 9. The Offer and Listing” for a description of the ADRs. In addition, SAP AG pays cash dividends, if any, in euro. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of ADRs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADRs. Deutsche Bank Trust Company Americas is the depositary (the Depositary) for SAP AG’s ADR program. The deposit agreement with respect to the ADRs requires the Depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt. For additional information on the Depositary and the fees associated with SAP’s ADR program see “Item 12 Description of Securities Other Than Equity Securities — American Depositary Shares.”

A significant portion of our revenue and expense is denominated in currencies other than the euro. Therefore, fluctuations in the exchange rate between the euro and the respective currencies in which we conduct business could materially affect our business, financial position, income or cash flows. See “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure” for details on the impact of these exchange rate fluctuations.

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2011 through March 8, 2012.

Year	Average(1)	High	Low
2007	1.3797	1.4862	1.2904
2008	1.4695	1.6010	1.2446
2009	1.3955	1.5100	1.2547
2010	1.3216	1.4536	1.1959
2011	1.4002	1.4875	1.2926

Month	High	Low
2011
July	1.4508	1.4014
August	1.4510	1.4158
September	1.4283	1.3446
October	1.4172	1.3281
November	1.3803	1.3244
December	1.3487	1.2926
2012
January	1.3192	1.2682
February	1.3463	1.3087
March (through March 8, 2012)	1.3320	1.3114

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 8, 2012 was US$1.3256 per €1.00.

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

Part I

Item 3

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2007	0.50		0.77	(1)
2008	0.50		0.68	(1)
2009	0.50		0.60	(1)
2010	0.60		0.85	(1)
2011 (proposed)	1.10	(2),(4)	1.46	(2),(3)

(1)	Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Subject to approval at the Annual General Meeting of Shareholders of SAP AG currently scheduled to be held on May 23, 2012.

(3)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on March 8, 2012 of US$1.3256 per €1.00. The dividend paid may differ due to changes in the exchange rate.

(4)	Thereof a special dividend of €0.35 per share to celebrate our 40th anniversary.

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

RISK FACTORS

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, and in political conditions could have material negative impact on our business, financial position, profit, and cash flows.

Our customers’ willingness to invest in acquiring and implementing our products generally varies with economic and political conditions as well as any periods of disruption or volatility in global financial markets. A global economic crisis, a U.S. or euro area recession, or the current euro area debt crisis could have a negative impact on SAP. In the regions in which we do business and the industries in which our customers operate, economic uncertainty or

Part I

Item 3

volatility in financial markets could have negative effects, including:

•	General reluctance to invest in IT

•	Decreased customer demand for our software and services, including delayed, canceled, and smaller orders

•	Customers’ inability to obtain credit on acceptable terms, or at all, to finance purchases of our software and services

•	Increased incidence of default and insolvency of customers, business partners, and key suppliers

•	Increased default risk, which may lead to significant write-downs in the future

•	Greater pressure on the prices of our products and services

•	Pressure on our operating margin

Economic, financial market, or political instability could have a material negative impact on our business, financial position, profit, and cash flows, and could also exacerbate the other risks we describe in this report.

Our international business activities subject us to numerous and potentially conflicting regulatory requirements, and the associated risks could harm our business, financial position, profit, and cash flows.

We currently market our products and services in more than 120 countries in the Americas, APJ, and EMEA regions. Sales in these countries are subject to numerous risks inherent in international business operations. Among others, these risks include:

•	Conflict and overlap among different tax regimes

•	Possible tax constraints impeding business operations in certain countries

•	Expenses associated with the customization of our products on a local level and transacting business in compliance with local regulatory requirements
•	Operational difficulties in countries with a high corruption perception index

•	Protectionist trade policies

•	Demands of works councils and labor unions, and immigration law requirements, in different countries

•	Data privacy and access by foreign authorities to customer, partner, or employee data

As we expand further into new regions and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. This could result in significant negative impact to our reputation and our business, financial position, profit, and cash flows.

Social and political instability caused, for example, by terrorist attacks, civil unrest, war or international hostilities, pandemic disease outbreaks, or natural disasters could have a significant negative impact on our business.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as that in the Middle East and North Africa), pandemic disease outbreaks, or natural disasters (such as the earthquakes in Japan) could have a significant negative impact on the related economy or beyond. An event that results, for example, in the loss of significant numbers of employees or in the disruption of operations at our headquarters or other key locations could affect our ability to provide normal business services and to generate the expected income. That could lead to a significant negative impact on our customers and their investment decisions. This could in turn lead to a significant negative impact on our reputation and on our business, financial position, profit, and cash flows.

Part I

Item 3

Market Risks

If our established customers do not buy additional software products, renew maintenance agreements, or purchase additional professional services, this could have a material adverse impact on our business, financial position, profit, and cash flows.

In 2011, we continued to offer a wide range of support services. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. If existing customers cancel or do not renew their maintenance contracts, accept alternative offerings from other vendors, or decide not to buy additional products and services, this would have a material negative impact on our business, financial position, profit, and cash flows.

Our market share and profit may decline due to intense competition, consolidation, and technological innovation in the software industry.

The software industry continues to evolve rapidly, due to competition, consolidation, and technological innovation. As a result, the market for our products and services is intensely competitive. Over the last decade, we have diversified from our large enterprise resource planning (ERP) offerings to new products and services, like on-device, cloud, and in-memory computing, which exposes us to competitors varying in size, geographic location, and specialty. New development models and new delivery and licensing models, such as software as a service (SaaS), platform as a service (PaaS), business process outsourcing (BPO), and cloud computing, enable competitors to offer integrated packaged solutions that compete with ours. SaaS providers and other participants in the growing SaaS ecosystem for applications also compete with SAP for segment share. Cloud computing is driving fast adoption of Web-based business models. As a result, it is easier for new entrants to orchestrate or own end-to-end value chains and to impact our key growth markets. Aggressive tactics by mobile device platform providers and database providers could impact the market potential for our mobile apps and in-memory computing and could cut us off from potential revenue sources. In addition, competitors may gain market share because of acquisitions. Current and potential competitors are establishing or may in the future establish or extend cooperative relationships among themselves or with third parties to better address their customers’ needs. This increased competition could result in increased price pressure, cost increases, and loss of market share and therefore have a significant negative impact on our business, financial position, profit, and cash flows.

Business Strategy Risks

Demand for our new products may not develop as planned and our strategy for new markets, new business models, and new consumption models may not be successful.

Our strategy centers on innovating on our stable core products and services, and developing on-premise, cloud, and mobile solutions. We focus on continuous innovation through new business and consumption models, by enhancing our technology, by expanding our partner ecosystem, and by creating the infrastructure for volume business. The demand for, and customers’ acceptance of, new products, technologies, and services we introduce are subject to uncertainty. Despite our efforts, demand for our products, technologies, and services may fail to develop as planned, and this could have a material negative impact on our business, financial position, profit, or cash flows. In addition, entering new market segments exposes us to the risks associated with developing and launching new products and services. For more information, see the Product Risks section.

Part I

Item 3

If we fail to develop new relationships and enhance existing relationships with channel partners, software suppliers, system integrators, value-added resellers, and independent software vendors (ISVs) that contribute to the success of our products and services, our business, financial position, profit, and cash flows may be adversely impacted.

A fundamental pillar of our success is a solid partner ecosystem. We have entered into cooperation agreements with channel partners and leading software and hardware vendors. Most of these agreements are of relatively short duration and are nonexclusive. The parties concerned typically maintain similar arrangements with our competitors, and some are our competitors. Additionally, we maintain a network of ISVs that develop their own business applications for the SAP NetWeaver technology platform. We are still exposed to risks related to our third-party relationships, such as that the relevant counterparties might not:

•	Devote sufficient resources to promote, sell, support, and integrate their products within our portfolio

•	Comply with applicable regulations, resulting in delayed, disrupted, or terminated sales and services

•	Renew their agreements with us at all or on terms acceptable to us

•	Provide high-quality products and services

If one or more of these risks materialize, the marketing of and demand for our products and services may be adversely impacted, and we may not be able to compete successfully with other software vendors. This could harm our reputation or adversely impact our business, financial position, profit, and cash flows.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, our business may not operate efficiently, and this could have a negative impact on our business, financial position, profit, and cash flows.

Our success is dependent on appropriate alignment of our workforce planning process and location strategy with our general strategy. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. It is critical that we manage our internationally dispersed workforce effectively, taking short and long term workforce and skill requirements into consideration. Our failure to do so could hinder our ability to operate our business efficiently, which could have a negative impact on our financial position, profit, and cash flows.

If we are unable to attract and retain managers and employees with specialized knowledge and technology skills, we might not be able to manage our operations effectively or develop successful new products and services.

Our highly qualified employees and managers provide the foundation for our continued success. Competition in our industry for highly skilled and specialized personnel and leaders is intense. In certain regions and specific technology and product areas, we have set ambitious growth targets (for example, in China). If we are unable to attract well-qualified personnel, or if our highly skilled and specialized personnel leave SAP and good replacements are not available, we may not be able to manage our operations effectively or develop successful new products and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. Hiring such personnel may also expose us to claims by other companies seeking to prevent their employees from working for a competitor.

Part I

Item 3

Organizational and Governance-Related Risks

Corporate governance laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the U.S. Foreign Corrupt Practices Act, is being applied more rigorously. The rules are highly complex, and there can be no assurance that we will not be held in breach of regulatory requirements if, for example, one or more employees behave fraudulently or negligently, or if we fail to comply with certain formal documentation requirements. Any related allegations of wrongdoing against us, whether merited or not, could have a material negative impact on our reputation as well as on the trading price of our ordinary shares and American depositary receipts (ADRs).

Failure on our part to implement our sustainability strategy in a way that meets customer, partner, or other stakeholder expectations or generally accepted sustainability standards could harm our reputation and have a negative impact on our results of operations and our business.

For SAP, sustainability means the holistic management of environmental, social, and economic risks and opportunities. We have identified sustainability risks in three major areas:

•	Functionality of our software

•	Sustainability in our solutions and green IT

•	Accessibility and security of our products

•	Privacy and data protection in connection with the use of SAP products (For more information, see the Product Risks section.)

•	SAP’s own sustainable operations

•	Energy management and other environmental issues like carbon management, water use, and waste

•	Business conduct

•	Human capital management, including health, safety, diversity, employee satisfaction, and talent attraction and retention (For more information, see the Human Capital Risks section.)

•	The ethical behavior of suppliers and partners

•	Customer satisfaction

•	Social investment

•	Education

•	Role models

•	Economic opportunity

If our sustainability strategy and operations, which are described in our Sustainability Report at www.sapsustainabilityreport.com, are not sufficient to meet the expectations of our customers, investors, and partners, or generally accepted sustainability standards, this could harm our reputation and have an adverse impact on our business, financial position, profit, and cash flows.

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

Part I

Item 3

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

Communication and Information Risks

We may not be able to prevent unauthorized disclosure of information that is subject to regulatory requirements, or are trade secrets, and such disclosure may harm our business and reputation.

Confidential communications and information about sensitive subjects, such as our future strategies, technologies, and products; mergers and acquisitions; unpublished financial results; or customer, employee, or other personal data could be inadvertently or prematurely disclosed. Such disclosure may require notification of multiple regulatory agencies and the data owner, where appropriate, which may damage our market position, reduce future revenue, or lead to fines and penalties, any of which could have a significant negative impact on our business, reputation, financial position, profit, and cash flows.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate, which could negatively impact our profit margin.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	The relatively long sales cycles for our products

•	The large size and extended timing of individual license transactions

•	The introduction of new licensing and deployment models such as on-demand and subscription models

•	The timing of the introduction of new products or product enhancements by us or our competitors

•	Changes in customer budgets

•	Decreased software sales that could have a significant negative impact on related maintenance revenue

•	Licensing models that require the recognition of revenue over an extended period of time

•	Seasonality of a customer’s technology purchases

•	Limited visibility into the ability of acquired companies to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

•	Other general economic, social, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Because many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during the fourth quarter, even a small delay in purchasing decisions could have a significant negative impact on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in deal size. However, the loss or delay of one or a few large sales, which are still characteristic of

Part I

Item 3

the large enterprise segment, could have a significant negative impact on our results.

We use a “pipeline” system to forecast sales and trends in our business. Pipeline analysis informs and guides our business planning, budgeting, and forecasting, but pipeline estimates do not necessarily consistently correlate to revenue in a particular quarter. The reliability of our plans, budgets, and forecasts may therefore be compromised. Because our operating expenses are based upon anticipated revenue levels and a high percentage of our expenses are relatively fixed in the near term, any shortfall in anticipated revenue or delay in revenue recognition could result in significant variations in our results of operations from quarter to quarter or year to year. Continued deterioration in global economic conditions would make it increasingly difficult for us to accurately forecast demand for our products and services, and could cause our revenue, results of operations and cash flows to fall short of our expectations and public forecasts. That could have a significant negative impact on our stock price. To the extent any future expenditure fails to generate the anticipated increase in revenue, our quarterly or annual operating results may be subject to a significant negative impact and may vary significantly from preceding or subsequent periods.

External factors may impact our liquidity and increase the default risk associated with and the valuation of our financial assets and trade receivables.

An economic downturn could have a significant negative impact on our future liquidity. We use global centralized financial management to control liquid assets, interest, and currencies. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Our total group liquidity was €5.6 billion on December 31, 2011. This position is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary.

However, an economic downturn could increase the default risk associated with our total group liquidity. That could have a significant negative impact on the valuation of our financial assets. SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that with limited exceptions we invest only in assets and funds rated A- or better. The weighted average rating of our total group liquidity is in the range A to A-. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

There can be no assurance that the prescribed measures will be successful or that uncertainty in global economic conditions will not have a significant negative impact on our business, financial position, and profit.

Management’s use of estimates could affect our financial position, profit, and cash flows.

To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates, with a significant negative impact on our financial position, profit, or cash flows. For more information, see the Notes to the Consolidated Financial Statements section, Note (3c).

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may have a significant negative impact on the financial results we present.

We regularly monitor our compliance with all of the financial reporting standards that are

Part I

Item 3

applicable to us and any new pronouncements that are relevant to us. As a result, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our business models so that it reflects new or amended financial reporting standards, or to restate our published financial statements. We cannot exclude the possibility that this may have a significant negative impact on our business, financial position, profit, and cash flows. For a summary of significant accounting policies, see the Notes to the Consolidated Financial Statements section, Note (3).

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 69% of our revenue in 2011 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable-interest balance-sheet items are also subject to changes in interest rates, so there is a risk that these balance-sheet items may result in an adverse impact on our business, financial position, profit, and cash flows. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).

The cost of using derivative instruments to hedge share-based payment plans may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payment plans on our income statement and to limit future expense associated with those plans. We decide case by case whether and to what extent we should hedge this risk. The expense of hedging the share-based payment plans could exceed the benefit achieved by hedging them or that a decision to leave the plans materially unhedged might prove disadvantageous.

The market price for our ADRs and ordinary shares may be volatile.

The trading prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results of operations or results that fail to meet our or our financial analysts’ expectations;

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	changes in our externally communicated outlook or credit rating;

•	changes in our capital structure, for example due to the potential future issuance of addition debt instruments;

•	general market conditions specific to particular industries;

•	litigation to which we are a party;

•	general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.);

Part I

Item 3

•	proposed and completed acquisitions or other significant transactions by us or our competitors; and

•	general market conditions.

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

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation needs or the resources required, SAP faces a number of different risks. For example, trained consultants might not be immediately available to assist customers in the implementation of our products, the features of the implemented software might not meet customers’ expectations or the software might not fit the business model of the customer, customer-specific factors may destabilize the implementation of the software, or customers and partners might not implement the measures offered by SAP to safeguard against functional and technical risks.

As a result of these and other risks, some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Also, some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that shortages of trained consultants will not occur, or that our costs will not exceed the agreed-upon fees on fixed-price contracts. Unsuccessful customer implementation projects could result in claims from customers, harm SAP’s reputation, and cause a loss of future revenues.

Product Risks

We use technologies under license from third parties. The loss of the right to use technologies could delay implementation of our products or force us to pay higher license fees.

We have taken numerous third-party technologies under license and incorporated them into our products and we depend on those technologies in the aggregate. There can be no assurance that the licenses for these third-party technologies will not be terminated, that the licenses will be available in the future on terms acceptable to us, or that we will be able to obtain third-party software licenses for future products. Changes to or the loss of third-party licenses could lead to a material increase in the cost of licensing, or that SAP software products may become unusable or materially reduced in their functional scope. As a result, we could incur additional development or license costs to ensure the continued functionality of our products. The risks increase where we acquire a company or a company’s intellectual property assets that have been subject to third-party technology licensing and product standards less rigorous than our own.

Part I

Item 3

If we are unable to keep up with rapid technological innovations and the expectations of our customers, we may not be able to compete as effectively as our competitors.

Our future success continues to depend on our ability to enhance and expand our existing products, technology, and services and keep pace with technological developments (including evolving cybersecurity threats). It also depends on our ability to introduce new products, technologies, and services that are accepted in the market and that satisfy changing customer requirements.

We might not be successful in bringing new solutions, solution enhancements, and services to market before our competitors, and we might not be able to generate enough revenue to offset the significant research and development costs we incur. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with applications and other technologies offered by our competitors.

Undetected defects or delays in the introduction of new products and product enhancements may result in increased costs to us and reduced demand for our products.

To achieve customer acceptance, our new products and product enhancements often require long development and testing periods. Development work is subject to various risks. For example, scheduled market launches could be delayed, or products might not completely satisfy our stringent quality standards, meet market needs or the expectations of customers, or comply with local standards and requirements. New products may contain undetected defects or they may not be mature enough to process large volumes of data. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products, and adversely impact our reputation, business, financial position, profit, and cash flows.

The use of SAP software products by customers in business-critical applications and processes and the relative complexity and technical interdependency of our software products create a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

Although our contracts generally contain provisions designed to limit our exposure due to actual or alleged defects in SAP software products or in our provision of services, these provisions may not cover every eventuality or be effective under the applicable law. Regardless of its merits, any claim could entail substantial expense and require the devotion of significant time and attention by key management personnel. Publicity surrounding such claims could affect our reputation and the demand for our software.

Our technology strategy may not succeed or customers may not adopt our technology platform offering.

Our technology strategy centers on the SAP NetWeaver technology platform, the Sybase Unwired Platform, and our on-demand platform. Its success depends on the convergence of our platforms and their

Part I

Item 3

integration with our in-memory database technology. It also relies on our ability to maintain a dynamic network of ISVs developing their own business applications using our platform technology. As with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software might reduce customer demand to select and use certain SAP software products. If our technology platform strategy is not well received by customers, if competitors develop superior technology, or if our solutions have significant defects, this could have an adverse impact on our business, financial position, profit, and cash flows.

Cybersecurity Risks

Undetected security flaws in our software or our proprietary systems or those of our third-party service and software providers may be exploited by other persons, which could damage SAP or our customers and significantly impact our financial position, profit, cash flows, and reputation.

Our core processes, such as software development, sales and marketing, customer service, financial transactions, and cloud services rely on our IT infrastructure and applications. Malicious software, sabotage, cyber incidents, natural disasters, or the failure of an underlying technology (such as the Internet) could cause an outage of our infrastructure, which could lead to a substantial denial of service and ultimately to production downtime, recovery costs, and customer claims. This could have a significant negative impact on our business, financial position, profit, or cash flows.

We are to a substantial extent dependent on the exchange of a wide range of information over our publicly available infrastructure. Specifically, our products and services, including our cloud offerings, rely on this infrastructure and our applications. We have implemented a number of measures designed to ensure the security of our information, IT resources, and other assets. Nonetheless, unauthorized users could gain access to our systems through cyber-attacks and steal, use without authorization, and sabotage our intellectual property and confidential data. Any breach of our IT security, misuse, or theft could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a significant negative impact on our business, financial position, profit, cash flows, and reputation.

There is a danger of industrial espionage, cyber-attacks, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Such cybersecurity breaches, misuse, or other disruptions could jeopardize the security of information stored in and transmitted through our computer systems as well as the computer systems of our customers, service providers, or business partners. Such misuse could potentially lead to the leakage of confidential information, improper use of our systems and networks, manipulation and destruction of data, defective products, production downtimes, and supply shortages. This could lead to significant claims for damages against us. Additionally, despite testing prior to their release, our products may contain security flaws, particularly when first introduced or when new versions are released. Because technologies used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Actual or alleged defects could expose us to product liability claims and warranty claims, and harm our reputation, and that could impact our future sales of products and services.

Our products include security features that are intended to protect the privacy and integrity of our customers’ data. We devote significant resources to training our personnel and addressing security vulnerabilities through

Part I

Item 3

engineering more secure products, continuously enhancing security and reliability features in our products and systems, deploying security updates to address security vulnerabilities, and improving our incident response time. In addition, we have implemented a variety of defense mechanisms intended to safeguard our infrastructure. Examples are firewalls, antivirus software, intrusion detection systems, and high-availability landscapes — including our development and quality infrastructures. We adhere to several best practices, many of which are regularly certified. However, we cannot guarantee that these measures will be adequate to prevent serious impairment of our business operations.

A data security breach could have a significant negative impact on SAP and our customers.

SAP products and services, including those used by our customers on the Internet, rely on our IT infrastructure and applications. Unauthorized users could gain access to our systems through cyber-attacks and introduce backdoors or steal, use without authorization, and sabotage our intellectual property and confidential data. A breach of our IT security could lead to loss of production, to recovery costs, or to litigation brought by customers or business partners, which could have a significant negative impact on our business, financial position, reputation, profit, and cash flows.

We continuously employ IT security programs to manage identified risks and monitor whether these measures, including firewalls, intrusion detection and anti-virus applications are adequate to prevent serious impairment of our business operations as the method and variety of cyber-attacks are rapidly escalating and changing. Additionally, as noted in the description of the previous risk, we adhere to several certified best practices.

Other Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to utilize certain technologies in the future.

We continue to believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies, with increased use of third party code including open source code and as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products.

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, and require us to pay damages to third parties, stop selling or reconfigure our products and, under certain circumstances, pay fines and indemnify our customers. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.

Software includes many components or modules that provide different features and perform different functions. Some of these features or functions may be subject to third-party intellectual property rights. The rights of another party could encompass technical aspects that are similar to one or more technologies in one or more of our products. Intellectual property rights of third parties could preclude us from using certain technologies in our products or require us to enter into royalty and licensing arrangements on unfavorable or expensive terms.

Part I

Item 3

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

In addition to open source, SAP continues to expand its participation in standards organizations and increase the use of standards in its products. Participation in standards organizations may require licensing of SAP’s intellectual property to contributors to the standard or to all standards implementers, including competitors, on a nondiscriminatory basis in accordance with licensing terms defined by standards organizations. Within the software-related standards field, there is a trend toward expanding the scope of licensing obligations and narrowing an intellectual property owner’s right to revoke a license if sued by a licensee. This could further reduce our ability to use intellectual property related to standards. Use of patents inadvertently licensed through standards could expose SAP to third-party claims. Consequently, compliance with open source or certain standards could have a material negative impact on our business, financial position, profit, and cash flows.

Claims and lawsuits against us could have a material negative impact on our business, financial position, profit, cash flows, and reputation.

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could negatively impact our ability to conduct our business.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which could result in a material negative impact on our business, financial position, profit, cash flows, and reputation.

For more information, see the discussion of our legal liability risks in the Notes to the Consolidated Financial Statements section, Note (24).

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions carry many additional risks. These include, among others:

•	The selection of the wrong integration model for the acquired company

•	The failure to integrate the acquired business and its different business and licensing models

•	The failure to integrate the acquired technologies or products with our current products and technologies

•	The loss of key personnel of the acquired business

•

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, intellectual property, or other significant liabilities that may not be detected by the due diligence process

Part I

Item 3

•	Debt incurrence or significant cash expenditures

•	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

•	Negative impact on relationships with customers, partners, or third-party providers of technology or products

•	Difficulties in integrating the acquired company’s accounting, human resource, and other administrative systems

•	Legal and regulatory constraints

•	Practices or policies of the acquired company that may be incompatible with our compliance requirements

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have a significant negative impact on operating margins and profit. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is key to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights and rights of authorship, taking certain action to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, there can be no assurance that we can prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property may be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. There can also be no assurance that third parties will not independently develop technologies that are substantially equivalent or superior to our technology. Also, it may be possible for third parties to reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have a significant negative impact on our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could be costly, distract management from day-to-day operations, and lead to claims against us, which could have a significant negative impact on our business, financial position, profit, and cash flows. Such actions by us could also involve enforcement against a partner or other third party, which may have a significant negative effect on our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

We may not be able to protect our critical information or assets or safeguard our business operations against disruption.

As a global software business, we are to a substantial extent dependent on the exchange of a wide range of information and on the availability of the infrastructure we use. In 2011, we implemented a number of additional measures designed to ensure the security of our

Part I

Item 3, 4

information, IT resources, and other assets. Nonetheless, there is still a danger of industrial espionage, cyber-attacks, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained authorized access to our facilities, systems, or information. Any misuse, theft, or breach of security could have a significant negative impact on our business, financial position, profit, and cash flows.

Our insurance coverage may not be sufficient to prevent claim settlements from adversely impacting our business, financial position, profit, and cash flows.

We continue to maintain and manage insurance coverage against a diverse portfolio of risks. Our objective is to ensure that financial effects of occurrences are excluded or minimized to the extent practicable at reasonable cost. Despite these measures, certain categories of risks are still not currently insurable at reasonable cost. Even if we obtain insurance, our coverage may be subject to exclusions that limit or prevent our indemnification under the policies. Further, we cannot guarantee the ability of the insurance companies to meet their liabilities from claims. If these risks materialize, it may have a negative impact on our business, financial position, profit, and cash flows.

We may incur losses in connection with venture capital investments.

We plan to continue investing in technology businesses through our subsidiary SAP Ventures. Many of these enterprises currently generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP holds investments, and that could negatively affect the value of our investments. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may adversely affect our effective tax rate.

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

As part of our activities to reduce the number of legal entities in the SAP group, in 2011 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP America, Inc. and SAP (Schweiz) AG.

For a (i) description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2009 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP — Description of Property — Capital Expenditures.”

THE SAP GROUP OF COMPANIES

Celebrating its 40th year in business in 2012, SAP is the world leader in enterprise applications in terms of software and software-related service revenue, and the world’s third-largest independent software manufacturer based on market capitalization. With more than 183,000 customers in over 130 countries, the SAP Group includes subsidiaries in every major country and employs more than 55,000 people.

Part I

Item 4

Business Activity and Organizational Structure

Business Activity

Our core business is selling licenses for software solutions and related services to help companies of all sizes better manage industry-specific and line-of-business processes. SAP core solutions, which cover standard business applications and technologies, provide customers with a stable, consistent solution suite that allows them be more efficient and agile, make decisions in real time, and create new value for their own customers. SAP technologies — unwired by mobile apps, simplified by cloud solutions, and fueled by in-memory computing — are driving value and growth for customers, partners, and entire markets.

To meet customers’ variety of preferences for delivery and adoption, SAP provides solutions from its portfolio on premise, in the cloud, and on device deployments — all underpinned by our SAP HANA. SAP solutions enable customers to orchestrate data and business processes across all operating environments.

Organizational Structure

Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our company is structured along the following areas:

•	Technology and Innovation Platform

•	Products and Solutions

•	Global Customer Operations

•	Chief Operations Office

•	Global Finance and Administration

•	Human Resources

SAP markets and distributes its products and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Under their respective license agreements, the subsidiaries pass on to the licensor a certain percentage of the revenue generated by distributing the products. Distributorship agreements are in place with independent resellers in some countries.

For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (34).

Our management reporting breaks our activities down into four segments: Product, Consulting, Training, and Sybase. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (29).

Mission and Strategy

Market

With customers in more than 24 industries, from small businesses and midsize companies to large enterprises, in countries across the world, SAP has traditionally served a global market for enterprise software and services that is subject to the same trends that drive the world economy. Despite ongoing macroeconomic uncertainty and volatility, numerous market forces are changing the business and technology landscape:

•	Globalization: Emerging economies that continue to experience fast growth, outpacing more established markets

•	“Internet of Things”: Increasing connectedness through mobile devices — both people-to-people connectivity and machine-to-machine connectivity

•	Consumerization of IT: Increasing demand for enterprise IT to deliver the same user experience as consumer technology

•	“Big Data”: An increase in data produced and consumed in unprecedented volumes — doubling every 18 months according to International Data Corporation (IDC)

•	Business and social collaboration networks: Increasingly distributed, yet

Part I

Item 4

highly networked workforces connected through social network technologies

To be successful in this climate, businesses must use technology and real-time analytics to better conduct business in real time, get closer to their customers, and innovate with more competitive and relevant products in each market and customer segment they serve.

Business and Technology Trends

Market dynamics require enterprises to evaluate their business models and opportunities for sustained growth and greater efficiency. SAP customer companies of all sizes continually evaluate, expanding into new geographies, approaches for engaging new customer segments in emerging markets and elsewhere, entering into adjacent vertical industries, and increasing networking at the enterprise level. Businesses and public sector organizations are also addressing customers’ and constituents’ needs for transparency and openness by empowering them with greater access to information.

Three major technology trends — in-memory computing, enterprise mobility, and the cloud — have triggered change in the world of IT and SAP is playing a crucial role in accelerating that change. Those trends are changing not only the way enterprises adopt and deploy business technology, but also fundamentally the way that work is done. The pervasiveness of the cloud and mobile devices, together with the power of in-memory computing, allow people to connect and collaborate wherever and whenever they choose. At the same time, they can access and analyze large amounts of data in seconds. We strongly believe that the convergence of these technologies has the potential to create enormous business value and power new business models both in developed countries and emerging markets. We further believe this will change cultures — both within companies and externally among their customers, partners, and others across their business ecosystems.

Connectivity of people and devices through mobile technology is increasing at an exponential rate. There are more than five billion mobile subscribers in the world today, and in the future, we will be able to connect hundreds of billions of objects — automobiles, household appliances, machines — in real time. This machine-to-machine connectivity or Internet of Things will drive enormous business value and we are already seeing examples of this in smart utility grids and smart buildings.

The explosion of Big Data in an increasingly connected world where people and devices exchange information continues at an unprecedented rate. Enterprise data volume is increasing by over 50% to 60% every year while IT budgets are growing at only 5%. Our customer businesses of all sizes and in all industries must increase their focus on analyzing volumes of data for new insights, greater customer intimacy, and competitive advantage. In this environment, in-memory computing delivers a dramatic change in computing, analytics, and data storage. It leverages advances in multicore processing and more affordable servers, storing information in the main memory rather than in relational databases, to greatly accelerate processing times. It will fundamentally disrupt the traditional IT stack comprised of hardware, middleware, and software, where the disk-based relational database is the bottleneck. We believe that advances in in-memory computing will become the new backbone of next-generation business applications and enterprise technology.

To increase efficiency and lower costs of ownership, enterprises are rapidly embracing cloud computing and virtualization, as well as changes in data storage through in-memory computing, to rethink the way they invest in information technology. These advances are simplifying and removing layers from the traditional technology stack. SAP is helping drive change as customers reduce the amount they spend on hardware and services in favor of investment in software-based innovation. Increasingly, customers are looking to embrace social networking and collaboration technologies as a part of their cloud road map. We are

Part I

Item 4

developing a new category of cloud applications with a people-centric approach to help customers speed up decisions, strengthen customer relationships, and drive growth.

Enterprise mobility continues to transform the way work is done and businesses are run. Smartphones already outsell PCs. By 2013, mobile devices will be the primary method of Internet access worldwide. A mobile workforce is seen as becoming more productive, since employees can now do their job any time, from any location, rather than being tethered to their office desktop. The pervasiveness of mobile technology, together with advances in the cloud and analytics, empower workforces and consumers in new ways, regardless of location. This way, people can respond quickly and intelligently to timely information about events and their surroundings.

With the continuing threat of climate change and resource price instability, businesses are also paying close attention to the strategic importance of managing sustainability.

Vision and Mission

Our vision is to help the world run better and improve people’s lives. We have a great opportunity to reshape the IT industry and transform business networks. In the next decade, we see a major demographic shift that will drive an exponential demand for natural resources. Businesses and governments will need a new category of sustainable solutions to cope up with this demand and provide high value services to their consumers and citizens. With our vast experience in resource management and our new technology innovations, we can power these new types of solutions.

Our mission is to help every customer become a best-run business. We do this by delivering new technology innovations without disruptions: Enterprise mobility will transform consumption of IT; in-memory technology will simplify the IT stack and drive high value applications; and the cloud delivery of IT solutions will become mainstream. By leveraging our strong base in applications and analytics as well as new technology innovations, we can offer solutions that make our customers run better.

In summary, we measure our success based on our customers’ success: When our customers win, we win. We are committed to optimizing the business value of our customers’ IT investments, lowering their total cost of ownership (TCO), and helping them innovate for the future. Our passion for growth and trusted partnerships with our customers, employees, shareholders, and members of our open ecosystem remains resolute.

Strategy for Growth

Our strategy for growth seeks to increase SAP’s market leadership in existing and new market categories. The market trends in mobile, big data, cloud computing, and social networking present a unique opportunity for SAP to deliver expanded business value through a concerted innovation strategy focused on these market trends that delivers these innovations without disruption to our customers’ business and further leverages their existing investments in SAP software. To that end, as the information technology industry undergoes a structural shift away from investments in hardware toward increased investments in new software-based innovation, particularly in the area of cloud, mobile, and in-memory technology, SAP wants to position itself at the forefront of accelerating that change.

As a result, compared to 2010, we are doubling our addressable market for 2015 by focusing on five market categories:

•

Applications:    With SAP Business Suite software, SAP is already recognized as the undisputed market leader in business applications and enterprise resource planning (ERP). Customers can rapidly deploy standardized core business processes and functions with line-of-business and industry-specific applications across 24 industries and 11 lines of business.

Part I

Item 4

As SAP innovates and grows these industry-specific and line-of-business-focused core applications, we continue to improve the overall end-user experience for our customers and lower TCO. We are injecting in-memory computing innovation into SAP Business Suite, starting with the controlling profitability analysis accelerator “powered by SAP HANA.” The accelerator has been available since the fourth quarter of 2011 as a rapid-deployment solution that is installed and ready to use within twelve weeks. At the same time, we have extended maintenance for SAP Business Suite to 2020, an extraordinarily long commitment to our customers by industry standards.

•

Analytics:    SAP is an acknowledged global market leader in analytics. We continue to augment our market-leading portfolio of analytics solutions, including our governance, risk, and compliance (GRC) solutions and our enterprise performance management (EPM) solutions, with the power of SAP in-memory technology. The first major effort was the SAP NetWeaver Business Warehouse component powered by SAP HANA introduced in the fourth quarter of 2011. Empowered with real-time business insight that can be delivered in milliseconds with SAP HANA — individuals, teams, and business networks can quickly anticipate or predict change, uncover new opportunities, and take immediate, bold, decisive action.

•

Mobile:    As the global market leader in mobile solutions, SAP intends to continue to drive the unwiring of the enterprise and simplify the consumption of enterprise data and applications. Customers benefit by having the freedom to operate “anytime, anywhere, on any device” with mobile apps that ease access to enterprise processes and information. IT units and partners can create new or mobilize existing apps with the Sybase Unwired Platform. We continue to enable our customers to manage mobile devices, and develop and deploy mobile applications to reach their employees and end consumers. SAP delivered 50 mobile apps by the end of 2011 with partners adding several hundred more. The company will continue to innovate in this important area of growth.

•

Cloud:    Given the importance of the cloud for applications delivery, we strive to be a leading player in the cloud market. Acquiring SuccessFactors will help toward achieving that objective. We are aiming for innovations in the cloud that our customers can use in every line of business. We aim to redefine the cloud market beyond software-as-a-service (SaaS), including line-of-business solutions and ERP cloud solutions and platform-as-a-service (PaaS); targeting new areas such as collaboration services (including both people-centric applications and business network solutions); information services (including business intelligence in the cloud and data services); and mobile services (especially mobile device management in the cloud). Our strategy is aimed at ensuring that customer businesses of all sizes, subsidiaries, and lines-of-business can fulfill their unique requirements with cloud and virtualization tools and services and on-demand solutions, add-ons and industry-specific extensions from SAP, partners, or their own developers.

•	Database and technology: SAP NetWeaver provides the technology foundation for SAP applications. In addition, it delivers a portfolio of enterprise technology to extend

Part I

Item 4

applications to reach more people and to adopt new processes, devices, and consumption models. We strive to be a leading player in the database market. While SAP will continue to offer customers a wide range of choice, the attractive Sybase database portfolio including SAP Sybase Adaptive Enterprise Server (ASE) and SAP Sybase IQ, combined with the unprecedented power and potential of SAP HANA, presents significant opportunity to address the market for structured and unstructured data.

Our groundbreaking SAP HANA platform allows customers to take advantage of in-memory computing across all of these market categories. Installed on top of an existing infrastructure and working with available data, they can use it to query multiple types of data sources in real time, at speeds and volumes like never before. As a result, customers gain immediate business insight to transform organizations and achieve fundamental performance improvement compared to existing systems in their IT landscape.

SAP’s momentum in the five market categories will be fueled by our strategy of innovation without disruption, co-innovation with our ecosystem, and ability to orchestrate technology consistently across the enterprise.

Part I

Item 4

Accelerate Innovation Without Disruption

While we focus on innovations in our five market categories, our strategy is to deliver innovation with minimum disruption. We will ensure this by reducing TCO for customers adopting our innovations in these areas through rapid-deployment solutions that draw on our years of experience implementing solutions across more than 24 industries and application virtualization. SAP’s commitment to accelerated innovation cycles and extended maintenance for SAP Business Suite software offers consistency, predictability, and innovation without disruption to customers’ IT environments. SAP stands out among vendors in its ability to enable enterprises to become more agile and efficient while freeing up resources to innovate, better connect with customers, and grow in today’s global market.

Expand Our Ecosystem

Through our open ecosystem, we offer customers maximum choice, value, and the best possible technology through the power of co-innovation from SAP and our partners. SAP continues to invest in our broad partner ecosystem to drive development and delivery of innovative software solutions that address industry-specific and local market needs. We will offer development toolkits on our solutions that will allow our partners to extend our current solutions as well as build new solutions.

Orchestration

Orchestration allows our customers to link on-premise, cloud, and mobile solutions in a cost-effective and consistent manner. Based on SAP’s strategic role in providing the technology backbone for our customers, we are uniquely positioned to define the blueprint and the architectural guidelines that bring together these various IT elements. Through orchestration, we provide master data management, business process management, and unified lifecycle management across all SAP solutions at low TCO.

Competition

SAP continues to be the world leader in applications, analytics, and mobile, and aims for leadership in the cloud and database and technology market categories. Our primary competitors in applications are IBM, Oracle, and Microsoft. Compared with SAP, those companies derive a much higher portion of their revenue from other segments of the IT market, such as hardware (Oracle, IBM); operating systems, and desktop applications (Microsoft); and IT services (IBM). Key competitors in analytics include IBM (Cognos), SAS Institute, and Oracle (Hyperion). The mobile market is still highly fragmented. Competitors with offerings that overlap with ours include Antenna and Spring Wireless (an SAP Ventures portfolio company). In the cloud market, we face line-of-business players such as Salesforce.com, Workday, and NetSuite. Oracle has also become a competitor in this market through its acquisition of RightNow and its planned acquisition of Taleo. Principal competitors in the database and technology business include IBM, Microsoft, and Oracle. Our offerings also compete with those of specialized vendors in various local markets and subsegments.

Sustainability

Sustainability is core to the overall business strategy at SAP and contributes to our vision to make the world run better and thus improve peoples’ lives. We approach sustainability as the holistic management of social, environmental, and economic risks and opportunities for increased near-term and long-term profitability — and as a responsibility to our stakeholders. We are committed to fully integrating sustainability into our strategy and business model and in this way we pursue a corporate strategy that is sustainable rather than a stand-alone sustainability strategy.

SAP software, including the SAP ERP application and other SAP Business Suite applications, has helped organizations become more profitable, resource-efficient, and accountable over the past 40 years. These

Part I

Item 4

applications can also help solve difficult sustainability business problems such as dynamic energy management. Our solutions are helping provide greater levels of collaboration for sustainability among stakeholders and greater access to enterprise-level computing for many of those previously excluded from market participation.

In addition, SAP provides a dedicated line of solutions for sustainability with the essential power to integrate at the center.

But to deliver our vision, we recognize there are important associated responsibilities and dependencies. The most relevant of these for sustainability efforts include:

•	Human capital management — Ensuring that we have access to the very best talent within our company and throughout the ecosystem to develop, deliver, and use our technologies

•

Intellectual capital management — Ensuring that we organize the most effective research and development capability so we can deliver the highest quality pipeline of new products, solutions, and services while developing and safeguarding our corporate reputation and brand equity

•	Security and privacy — Ensuring that we design and deliver our solutions to afford the very highest levels of data security and privacy control

•	Business conduct — Ensuring that we conduct our business activities to the highest levels of ethical behavior, as set out in our Code of Business Conduct and other company policies

•	Climate and energy — Ensuring that we reduce and minimize the environmental impact of our solutions, services, and corporate operations

Financial Management Strategy

The primary aim of our financial management is to maintain liquidity in the SAP

Group at a level that is adequate to meet our obligations at all times. Finance may be required to proactively sustain liquidity at that level. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

PORTFOLIO OF SOFTWARE AND SERVICES

Working closely with customers and partners worldwide, SAP is committed to a product and services strategy that enables customers to use enterprise application software wherever and whenever they need. Whether deployed on premise, in the cloud, or on a mobile device, SAP solutions work together as one, as “networked solutions” that orchestrate business processes and information meeting the unique needs of businesses and business networks of all sizes.

Our product portfolio builds on a scalable, powerful technology platform. We can use this base to accelerate product innovation and co-innovate with partners and customers to offer new and complementary solutions. We deliver a combination of innovation in analytics, cloud, and mobile — accelerated by transformational advances in in-memory computing — on a stable technology foundation and in rapidly deployable, easily adoptable, industry-specific packages. SAP solutions empower people everywhere with the freedom to work in real time, anytime and anywhere, enabling companies to shape innovation in their industries and lead their markets. In taking care to safeguard our customers’ technology investments, we also strive to enhance their business value. This way, customers can adopt innovation at their own pace, without disruption, for their specific industry needs.

Security is integral to our commitment to delivering high-quality software, and we endeavor to enhance security in the development of our products and services and by acquiring new technologies and expertise.

Part I

Item 4

Software Portfolio

Applications

As we innovate and grow our core applications and industry solutions, we continue to focus on improving the overall end-user experience for our customers.

SAP Business Suite

SAP Business Suite software enables companies to optimize their business and IT strategies with an integrated portfolio of business applications and solutions designed to work with other SAP and non-SAP software. The software increases visibility across departments and business silos, improving the ability to make clearer decisions while improving operational efficiency and increasing the flexibility needed to address change.

SAP Business Suite applications can be deployed on a modular basis to address particular business needs within specific timelines, targeting business processes with the highest potential impact.

Customers can incrementally enhance these applications through enhancement packages that they receive through our support offerings, alleviating the need for costly and time-consuming upgrades.

The core applications that make up SAP Business Suite are the following:

•

The SAP ERP application helps optimize business and IT by reducing IT complexity, increasing adaptability, and delivering more business value at a lower cost than traditional ERP solutions. It supports mission-critical business processes including finance, human capital management, asset management, sales, and procurement, and other essential corporate functions. SAP ERP enables industry-specific processes with functionality that can be activated selectively, keeping the application core stable for high performance.

•

The SAP Customer Relationship Management (SAP CRM) application manages and monitors sales, service, and marketing processes while supporting key back-office activities. SAP CRM enables multichannel customer interactions with, for example, smartphones, the Internet, and social media and also offers a dedicated communications infrastructure that helps connect all people anytime, anywhere.

•

The SAP Product Lifecycle Management (SAP PLM) application manages, tracks, and controls product-related information over the complete product and asset lifecycle and across the extended supply chain, while freeing the product innovation process from organizational constraints.

•

The SAP Supplier Relationship Management (SAP SRM) application supports key procurement activities including demand-driven sourcing, centralized contract management, and interaction with suppliers through multiple channels. SAP SRM helps accelerate and optimize the entire procure-to-pay cycle by enabling integrated processes and enforcing contract compliance.

•

The SAP Supply Chain Management (SAP SCM) application helps adapt company-specific supply-chain processes to the rapidly changing competitive environment and enables the transformation of traditional supply chains with linear, sequential processes into open, configurable, and responsive supply networks.

Industry Solutions

SAP supports companies in 24 industries with solution portfolios that enable best-practice industry processes. These portfolios are the result of decades of trustful co-innovation with industry-leading customers that have been

Part I

Item 4

sharing their best practices to help customers, suppliers, and partners in their business networks to optimize the joint network performance. We also provide IT value through orchestration across on-premise and cloud solutions and on any device, providing flexibility, security, and scalability on a single IT platform. The benefits of orchestration are:

•	Solutions that are more easily consumed through implementable steps

•	Quick ROI through rapid-deployment solutions

•	Secure, reliable operations tuned for the individual business

SAP Rapid Deployment Solutions

SAP Rapid Deployment solutions combine preconfigured software and predefined services with content such as SAP best practices, templates, tools, and business user enablement, to fulfill specific business requirements at significantly reduced service-to-software ratios. By providing predictable pricing, scope, timelines, and outcomes, as well as by leveraging proven best practices from an extensive ecosystem of customers and qualified partners, SAP Rapid Deployment solutions make it easier to adopt solutions and reduce the implementation risk. Ready to run in typically 12 weeks or less, these solutions help lower the total cost of implementation and give customers immediate and tangible value.

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions for small businesses and midsize companies including the SAP Business All-in-One solution, SAP Business One application, and SAP BusinessObjects Edge solutions, which combine business management and business intelligence software. For those who want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, the SAP Business ByDesign solution not only provides a modern cloud solution, but also a platform that customers can use to build their own solutions. Like large corporations, these firms seek to streamline business processes, cut costs, drive growth, and increase profitability by receiving the right information at the right time — across all operations.

SAP Business All-in-One

SAP Business All-in-One solutions are designed for small businesses and midsize companies with 100 to 2,500 employees. SAP Business All-in-One solutions support integrated business processes that cover everything from financials, procurement, inventory, manufacturing, logistics, product development, human resources, sales, services, and marketing. At any time, these ERP applications can be extended with additional functionality to scale as business needs change. SAP Business All-in-One solutions are available from qualified partners that deliver more than 660 industry-specific solutions in 55 countries. SAP provides the deployment tools and methodologies that partners need to deliver fast, predictable implementation with low risk, low cost, and rapid time to value. Customers can choose between an on-premise deployment and hosted deployment purchased on a subscription basis.

SAP Business One

The SAP Business One application is designed for small businesses with fewer than 100 employees that have outgrown their accounting-only systems and are looking to streamline their operations with a single unified solution. The application supports virtually the entire business — with support for financials, sales, customer relationships, inventory, and operations to help small businesses boost efficiency and accelerate profitable growth. SAP Business One can be tailored and extended to meet specific business needs.

SAP Business ByDesign

See the Cloud section, below.

SAP BusinessObjects Edge

See the Analytics section, below.

Part I

Item 4

Solutions for Sustainability

With the continuing threat of climate change and resource price instability, businesses are paying close attention to the strategic importance of managing sustainability for both long-term and short-term profitability. Leaders taking a proactive and strategic approach can enjoy first-mover advantage in innovation for new lines of business as well as cost and risk reduction and improved reputation.

SAP is not only working to become a more sustainable company, but we also provide a broad range of solutions to help our customers pursue a sustainable business strategy. We have designed sustainability solutions that fall into five key business demand areas: sustainability reporting and analytics, energy management, operational risk management, sustainable supply chain and products, and sustainable workforce. These include:

•

The SAP BusinessObjects Sustainability Performance Management analytic application that helps organizations more easily set sustainability goals and objectives, measure and communicate performance, and reduce data collection costs and errors

•	The SAP Carbon Impact OnDemand (See the Cloud section, below)

•

The SAP Environment, Health, and Safety Management (SAP EHS Management) application that addresses regulatory compliance and helps companies identify, manage, and mitigate EHS risks by taking an integrated approach to all aspects of risk and compliance

•	The SAP Manufacturing Integration and Intelligence (SAP MII) application that provides the tools and content to help customers track and identify opportunities for energy reduction in manufacturing

•	The SAP Advanced Metering Infrastructure (AMI) Integration for

Utilities, which helps optimize revenues and demand, enable more cost-effective customer service, and improve market efficiency. It also automates data exchanges for energy suppliers and infrastructure operators.

Analytics

SAP BusinessObjects Portfolio

The SAP BusinessObjects portfolio includes business intelligence and enterprise information management solutions that enable companies to provide trusted information to every member of a business network, helping them respond faster and make better-informed decisions. The portfolio also includes enterprise performance management and governance, risk, and compliance solutions, which help customers maximize profitability, manage risk and compliance, and optimize systems and processes. It also includes analytic applications designed to help business users reach strategic goals, deliver predictable results, and make sound decisions. Reflecting SAP’s commitment to openness and interoperability in heterogeneous software landscapes, the solutions are designed to integrate with data sources and systems from other providers as well as SAP Business Suite applications and other SAP BusinessObjects solutions.

•

SAP BusinessObjects business intelligence (BI) solutions enable users to interact with business information and obtain answers to ad hoc questions without advanced knowledge of the underlying data sources. Available in cloud, on-premise, and mobile deployment options, the software allows users to access data across all sources and formats and then delivers it as useful, consumable information. BI tools also help customers uncover trends and patterns, solve business problems, anticipate changes, and reach organizational goals.

Part I

Item 4

•

SAP BusinessObjects enterprise information management (EIM) solutions help customers manage and enhance data integration, data quality management, and metadata management. Augmenting and leveraging EIM functions in the SAP NetWeaver technology platform, the solutions allow companies to build a trustworthy data foundation that supports both business and IT initiatives. Customers can access, integrate, move, or cleanse data — structured and unstructured — to deliver timely, unified information.

•

SAP BusinessObjects enterprise performance management (EPM) solutions help companies improve their control performance, organization agility, and decision making. The solutions support processes across multiple lines of business including finance, supply chain, and procurement, and include applications for strategy management; planning, budgeting and forecasting; financial consolidation; profitability and cost management; and spend and supply chain performance management.

•

SAP BusinessObjects governance, risk, and compliance (GRC) solutions provide organizations with a proactive, real-time approach to managing governance, risk, and compliance across heterogeneous environments.

•

SAP BusinessObjects analytic applications address challenges in specific industries and lines of business. Co-created with customers and designed to work in virtually any environment, the applications provide the insight and best-practice support companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business. The applications, which can be deployed quickly, are designed to work in virtually any IT system and deliver value to customers rapidly.

•

SAP BusinessObjects Edge solutions help midsize companies streamline and enhance their budgeting, planning and consolidation, and strategy management processes. These versatile solutions support flexible ad hoc reporting and analysis, dashboard-based data visualization, data integration, and data quality management.

Mobile

Enterprise information is now accessed more and more on the move, as mobile workers use smartphones and other devices to stay connected and productive both in and out of the office. Our customers and partners are mobile too.

The strategy employed by Apple and Google to launch smartphones for consumers won people over with an incredible user experience, mobile apps delivered by their ecosystem, and unprecedented information access. The move has consequently generated intense demand outside the consumer sphere, from businesses and their employees, based on their experiences with consumer applications. No longer satisfied with limited device choices and a few mobile apps to help them stay in touch and be productive, employees are now putting intense pressure on IT for change in two respects: The flexibility to choose devices and easy-to-use mobile apps. As such, IT needs to focus on infrastructure and security issues as well as the user experience.

In 2010, we acquired Sybase to broaden our mobility product portfolio. By leveraging enterprise mobility technology from Sybase together with our existing mobile solutions, we are enhancing our infrastructure, tools, and applications to be able to access data stored in SAP software from anywhere and on any device. This mobile platform is based on open standards; it runs on all major mobile operating systems and manages and supports all major device types.

Part I

Item 4

Sybase Unwired Platform enables SAP, customers, and partners to build mobile apps to extend existing applications, such as SAP Business Suite software, beyond the desktop to mobile devices. This approach makes it possible for customers to unlock business value from existing SAP software investments and deliver value to people everywhere.

We intend to help our customers extend their reach by:

•	Enabling business users to consume SAP software data and processes from different devices everywhere (mobile apps for business and productivity)

•

Providing business users with information from both inside and outside the enterprise so that they can make decisions based on a broad array of data according to their individual use cases (analytical capabilities)

•	Helping business users to cooperate and optimize performance across a dynamic business network of people (collaboration tools)

•	Enabling partners, customers, and business users to extend the functionality of SAP software and build their own user experiences

•	Helping our customers reach their consumers through mobile apps that deliver a great user experience

In 2011, we delivered a number of mobile apps to customers (for example, SAP Travel Expense Approval, SAP CRM Sales, and SAP Retail Execution).

Cloud

Driven by technology advances in cloud computing and a rapid value business model, on-demand delivery of business solutions continues to be a viable option for customers of all sizes. We have embraced this shift and are delivering on our commitment to offer the right portfolio of highly strategic and reliable cloud solutions that will interact and work with existing SAP software investments.

Cloud solutions from SAP leverage technologies such as collaboration and content services to offer new people-centric approaches to solving business problems. Our solutions are designed to take advantage of the inherently networked nature of the cloud model to allow people and businesses to collaborate within and across enterprise boundaries. Built on a well-orchestrated set of platform features, these solutions offer fast time to value and a low-risk deployment option to help ensure business success. Customers can also consume the innovations instantly without the need for on-site IT to manage the infrastructure.

•

The SAP Business ByDesign solution delivers a complete enterprise solution for small businesses, midsize companies, and large enterprise subsidiaries. This approach enables customers to focus on developing and growing the business while minimizing the need to build and operate IT systems. For SAP Business ByDesign, two new feature packs were released successfully in 2011. Customers can find new solutions from SAP and partners that enhance the SAP Business ByDesign solution in SAP Store, including add-ons, mash-ups, and extensions from SAP and partners.

•

The SAP Information Interchange OnDemand solution by Crossgate is another cloud offering. The solution delivers prebuilt business partner profiles that connect trading partners, enabling fast, efficient business-to-business (B2B) commerce and invoicing that improves how a customer’s partners are integrated — and how they share data. After establishing a one-time connection with trading partners for all relevant processes, customers can then instantly exchange related electronic documents for all types of materials, goods, and

Part I

Item 4

services using existing SAP applications.

•

SAP StreamWork application is a cloud-based collaborative solution that brings together people, information, and structure, with enterprise applications and business processes to deliver faster business results. With SAP StreamWork businesspeople can work within and between companies to solve problems, develop strategies, brainstorm, collect feedback, or drive decisions.

In addition to the solutions above, several cloud solutions targeting specific functional usage are also available, for example, SAP Sales OnDemand, SAP Sourcing OnDemand, SAP Carbon Impact OnDemand, and SAP BusinessObjects BI OnDemand.

Database and Technology

For all these layers to fit together, an orchestration layer that works across all applications within a customer landscape is required. Therefore, we plan to continue to invest in the areas of lifecycle management, master data management, and process orchestration. The goal is to continuously reduce the cost of ownership and support data consistency and process management across multiple layers of applications. In addition, we will invest in our technology portfolio in order to provide a technology foundation which powers all current deployment scenarios for applications, in whatever mode they are deployed (on premise, in the cloud, or on a mobile device). For example, the SAP NetWeaver technology platform continues to provide a stable foundation for SAP Business Suite and other SAP software. It enables enterprises to extend and optimize business processes orchestrated across delivery models. SAP NetWeaver delivers a modular set of functions to help reduce IT complexity and increase business flexibility across heterogeneous IT landscapes through open interfaces, middleware, and process management tools.

With SAP Sybase Adaptive Server Enterprise, customers have another database choice as one single source for support, maintenance, and lifecycle management.

Another key innovation in the SAP technology portfolio is in-memory computing. The SAP HANA platform, comprising the SAP HANA database and other components, is based on this technology and enables real-time analysis on large quantities of detailed data. This breakthrough technology is intended to be installed in a nondisruptive way, as a side-by-side attachment to other technology and applications, such as analytics, the SAP NetWeaver Business Warehouse (SAP NetWeaver BW) component, and SAP Business Suite software.

SAP NetWeaver BW is available with SAP HANA as an underlying in-memory-based database. Remarkable simplification, reduction in TCO, improved performance, and breakthrough analytics are just some of the benefits that can be realized by column-based storage with high compression and query performance. It is also possible to natively combine SAP NetWeaver BW data with real-time sourced data in data marts in SAP HANA. We plan to deliver additional applications that will run on SAP NetWeaver BW powered by SAP HANA.

SAP Services Portfolio

The SAP Services portfolio exists to help our customers derive value from their SAP solutions in a fast, cost-effective and predictable way.

We provide a holistic approach to the entire application lifecycle, incorporating a broad array of methodologies, tools, and certified partner offerings to help our customers gain value from their SAP investment while meeting their business needs. Tightly integrated with our development organization, services contribute to a closed customer-feedback loop to the development organization and end-to-end risk and quality management throughout the

Part I

Item 4

entire customer lifecycle. The SAP Services portfolio includes industry- and solution-focused services, business and IT transformation services, custom development services, support services, program management, project management and quality assurance, and education and certification.

We have aligned our services portfolio around the following categories:

•	High value services: Typically people-centric services in areas such as business transformation, industry-specific (for example, banking), and architecture-focused projects

•	Innovation services: Service offerings that are helping lead the market adoption of SAP innovations such as SAP HANA, mobility, and cloud offerings

•

Engineered services: Service offerings that are assembled to order to provide faster time to value and lower TCO with greater predictability, including our extensive portfolio of services for SAP Rapid Deployment solutions

We continue to offer services to address traditional projects, but increasingly we will look to our ecosystem to provide such offerings to our customer base.

SAP Services has a local presence in more than 50 countries and runs more than 70 training centers, seven global support centers, and 10 custom development centers in the Americas, Asia, and Europe. With approximately 21,000 SAP Services professionals around the world, customers’ needs can be met around the clock to support SAP solutions.

Our custom development and support services and Sybase customer support and services are categorized as software-related services, while the remaining services areas, provided by SAP Consulting, the SAP Education organization, Sybase Messaging, Sybase Consulting, and Sybase Education, are categorized as professional services.

Software-Related Services

SAP Custom Development

The SAP Custom Development organization develops customer-specific solutions and business functions on SAP technology covering the lifecycle of services to develop and support custom solutions at every stage. With an extensive network of experts across 10 development centers worldwide, SAP Custom Development helps extend, enhance, and optimize existing solutions or build innovative new applications according to customer needs. SAP Custom Development also develops focused business solutions to support the specific needs of various industries.

Support Services

SAP offers several options to support our customers’ business solution landscapes and their respective needs. Our support units offer a range of customer support services before, during, and after implementation of our software solutions. We provide around-the-clock technical support in every region. We also offer proactive, preventive support services to protect and enhance our customers’ investments in SAP technology and software.

SAP offers a comprehensive, tiered support model to customers worldwide. The offering includes SAP Enterprise Support and SAP Standard Support. Customers choose the option that best meets their requirements. However, the vast majority of customers choose SAP Enterprise Support. The expanded maintenance and support portfolio helps deliver choice, predictable pricing, and value for customers.

•

SAP Standard Support delivers support services to enable continuous and effective IT operations. This baseline level of support provides our customers with the services and tools to minimize the cost and risk associated with keeping IT systems up and running, including updates. SAP Standard Support ensures that customers’ SAP solutions run

Part I

Item 4

efficiently by delivering improvements, quality management, knowledge transfer, and problem resolution.

•

SAP Enterprise Support is comprehensive, proactive support and maintenance extending beyond our SAP Standard Support offering. It provides our customers with an application lifecycle management approach that can help them manage IT complexity and integrate solutions across their IT landscapes. As well as updates, for mission-critical processes the service provides continuous quality checks to analyze technical risks. We deliver the quality management methodology, processes, and tools needed to perform advanced testing and implement solution deployment, operations, and continuous improvement initiatives using the SAP Solution Manager application management solution.

•

The SAP MaxAttention support option expands SAP Enterprise Support, covering the entire lifecycle of an SAP solution in a tailored format for customers with a full range of services that help organizations safeguard complex solutions, plan for new releases and upgrades, and improve productive solution operations. SAP MaxAttention is designed to provide customers with our highest level of customer support built on a dedicated engagement model with a technical support advisor and service-level agreements, supported by long-term commitments delivered by the SAP Active Global Support organization.

•

SAP Safeguarding services help our customers mitigate the technical risks of an implementation, integration, migration, or upgrade project. They smooth the process of going live and help customers prepare for live use of the software. An on-site technical quality manager helps ensure that customers receive the support they need, that knowledge transfer takes place, and that our customers improve the performance, data consistency, and availability of their IT solution from SAP.

The Sybase Customer Service and Support organization offers technical support for the Sybase family of products. It maintains regional support centers in Asia, Europe, Latin America, and North America, providing uninterrupted technical services around the world. Sybase users and partners have access to software fixes, technical information sources, and newsgroups on the Sybase support Web site.

•

Sybase Standard Support services include updates and new version releases that become available during the maintenance period. They are designed for high-quality around-the-clock support for critical issues, access to new releases, and online support services.

•

Sybase Enterprise Support services offer personalized high-availability support for companies with mission-critical projects. Services include priority access to the Enterprise Technical Team, proactive services, and other specialized options. Sybase Enterprise Support provides the highest priority of response times.

•	In addition, Sybase also offers some support service options geared towards partners and users, primarily for designated workplace level and tools products, and certain iAnywhere Solutions.

Professional Services

We offer two broad categories of professional services — consulting and education.

Consulting Services

SAP Consulting offers planning, implementation, and optimization services for

Part I

Item 4

business solutions. We are able to provide our services with a strong industry focus, and can also deliver solutions at functional or departmental levels. Our consultants engage in:

•

Business transformation activities such as executive advisory services, value partnerships, and business process and platform services. These support our customers in responding to business challenges in a rapidly changing business environment and bridging the gap that can exist between IT and the wider business

•	IT transformation services, seeking to reduce customers’ TCO with tangible business value accompanied by reduced effort and costs

•	Performance and insight optimization services providing analysis and modeling of business challenges to introduce innovative business processes

•	Business applications services providing highly engineered solutions to our customers’ application and analytical needs

•

Project and program management and risk management as well as quality assurance services across the solution landscape, including optimizing solutions following merger and acquisitions activities or divestiture of business units

By delivering our portfolio of services based on proven business processes with clearly defined cost and scope, we deliver faster, cost-effective value and greater predictability to our customers while at the same time lowering the services-to-software ratio.

In addition, the Sybase Professional Services organization offers customers comprehensive consulting, education, and integration services designed to optimize their business solutions using Sybase and products from other providers.

Education Services

The offerings of SAP Education assist SAP customers and partners with knowledge transfer related to SAP products and services. SAP Education offerings include training-needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and classroom training. Every year, more than 300,000 individuals in the market are trained by SAP Education, making it one of the largest IT training organizations in the world.

Sybase provides a broad education curriculum allowing customers and partners to increase their proficiency in Sybase products. Basic and advanced courses are offered at Sybase education centers, and specially tailored customer classes and self-paced training are also available. A number of Sybase distributors and authorized training providers also provide education in Sybase products.

Sybase Mobile Services

The comprehensive Sybase Mobile Services portfolio ranges from mobile messaging interoperability to mobile content delivery and mobile commerce services, for operators, content providers, enterprises, and financial institutions.

We deliver advanced mobile services to our customers by addressing the complexities of the wireless ecosystem: Incompatible networks, messaging protocols, handsets, and billing systems.

•

Sybase 365 addresses operator services focused on Short Message Service (SMS), Multimedia Message Service (MMS), GPRS Roaming Exchange (GRX), and Internet Protocol Exchange (IPX) messaging interoperability between mobile operators worldwide. Messages are delivered through a secure operator-grade messaging platform, with

Part I

Item 4

advanced protocol conversion, routing, queuing, and transcoding capabilities. The interoperability service greatly simplifies the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets. Services include traffic analysis and detailed reporting and statistics. Sybase 365 operates two network operations centers to monitor our messaging service infrastructure, direct and monitor global maintenance and repair activities, and provide direct technical support to Sybase customers around the clock.

•

Sybase Enterprise Services provide mobile services for enterprises, brands, and content providers, enabling customers to monetize premium mobile content and deliver interactive services, mobile CRM, mobile advertising, and mobile marketing campaigns globally. Services include global billing, settlement, reporting, and analysis.

•

mCommerce Services provide an end-to-end platform covering mBanking, mPayments, and mRemittance, to both developed and emerging markets. Coupling this with our messaging platform and global reach (SMS and MMS), we are well positioned to enable mobile operators, financial institutions, and enterprises to realize the potential of mobile commerce.

RESEARCH AND DEVELOPMENT

Research and development are at the heart of SAP’s customer-focused innovation strategy. Led by SAP Research and SAP Labs, SAP’s research and development efforts channel the Company’s deep expertise and diversity to investigate new technology and develop new applications for delivering business value to current and future SAP customers.

Research

SAP Research is the global technology research and innovation unit of SAP. By exploring emerging IT trends, the group drives applied research and the incubation of promising projects while focusing on the business impact and contribution to the SAP portfolio. The business model of SAP Research is based on co-innovation with customers, partners, and other third parties; activities span from large-scale collaborative research projects with academic and industrial partners to specific innovation projects with individual customers. The best-validated results and technologies are further developed into prototypes and potential business opportunities within SAP.

SAP’s global research network consists of 19 locations worldwide and involves more than 800 partners from industry, academia, and governments as well as SAP customers. The group demonstrates its approach to co-innovation and applied research, among others, with a network of living labs and co-innovation centers. These sites provide hands-on, real-life settings to expand on trends and drive new prototypes as well as dedicated customer solutions. Contributing to talent development at SAP, SAP Research runs its own doctoral program that is attracting top candidates who wish to work on their theses in a real business context.

Significant initiatives by SAP Research in 2011 include:

•

Business Web initiative:    The “business Web” is envisioned as a cloud platform and business environment that offers a one-stop shop for applications, services, and content, as well as tools for rapidly developing and operating applications in the cloud. It combines SAP’s strength in business process management with the benefits of cloud computing and enterprise mobility. The business Web platform is being shaped together with

Part I

Item 4

partners and early adopters by working on real-world B2B scenarios from various industries. The project will continue in 2012, and a team of 80 researchers is currently working on the first prototypes.

•

Future fleet at SAP:    In a field test from February to September 2011, this project offered over 500 SAP employees the chance to get behind the wheel of 27 e-cars charged solely with renewable energy at four SAP locations around Walldorf. SAP Research developed a software prototype to administer the e-cars and demonstrated that IT plays a key role in enabling electric mobility.

•

Successful conclusion of the THESEUS/TEXO research project:    Funded by the German Federal Ministry of Economics and Technology, this project focused on developing software for the evolving Web-based service economy with semantic technology. Project results include the creation of the Unified Service Description Language, a platform-neutral language for describing services, making it easier to compare and trade services online.

Development

The SAP Labs network leverages the business and IT acumen of SAP and includes a distributed network of locations in high-tech centers across the globe that deliver local market-oriented solutions optimized for customer value. Each SAP Labs location has the flexibility of a small company as an integral part of the global network and each has a clear focus topic and area of responsibility. SAP Labs engage closely with universities, offering leadership talks, engineering courses, and exchange programs. They take part in outreach and corporate social responsibility programs such as the FIRST LEGO Leagues and work with local charities. Allied with SAP’s strong brand, SAP Labs’ engagement ensures that within their local ecosystems, SAP continues to be recognized as an employer of choice and that SAP attracts the best talent.

In 2011, SAP continued to make strides in introducing leaner, faster, and more efficient development across the Company. While more agile methods of development have been associated with companies of smaller size, SAP is among the first companies of its size and scale to adopt short development cycles, small teams with greater empowerment, and closer customer alignment.

Part I

Item 4

Part I

Item 4

Research and Development Expenditure

Our strong commitment to research and development (R&D) is also reflected in our expenditures: In 2011, we increased our R&D expense by €210 million, or 12%, to €1,939 million (2010: €1,729 million). We spent

13.6% of total revenue on R&D in 2011 (2010: 13.9%). Our non-IFRS R&D expense as a portion of total operating expenses declined slightly from 20.0% to 19.9% year over year — a fact that demonstrates an increase in our efficiency.

The importance of R&D was also reflected in the breakdown of employee profiles. At the end of 2011, our total full-time equivalent (FTE) count in development work was 15,861 (2010: 15,884). Measured in FTEs, our R&D headcount was 28% of total headcount (2010: 30%). Total R&D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services, strategy consulting, and the professional development of our R&D workforce.

New SAP Offerings

New Applications

Cross-Industry SAP Business Suite Software

Through our enhancement packages for our core applications as well as new versions of industry-specific applications, we have provided updates and enhancements for various functional areas of our SAP Business Suite software. These include the latest enhancement packages for SAP ERP, SAP Product Lifecycle Management (SAP PLM), SAP Customer Relationship Management (SAP CRM), and SAP Supplier Relationship Management (SAP SRM), as well as applications supporting supply network collaboration, supplier lifecycle management, extended warehouse management, asset retirement obligation management, sourcing and contract lifecycle management, transportation management, and a manager self-services add-on.

In addition, we are currently working on products and solutions that address the priorities of lines of business across multiple industries. Other key initiatives and areas of development include master data governance, commodity management, the visual enterprise, extending the business network, multichannel support, transportation management, and sustainability enhancements.

Part I

Item 4

In 2011, we launched a number of core applications for different lines of business, designed to help companies work as efficiently as possible:

SAP Web Channel Experience Management

Addressing companies’ need to deliver an integrated and consistent customer experience over the Web, SAP developed the SAP Web Channel Experience Management application. Launched in July 2011, it allows organizations to deploy easy-to-use Web shops, fully integrated with their back-end order management and inventory systems. In addition, this next generation e-commerce solution brings together e-marketing, sales, online self-service, and social customer conversations on a single platform to provide a one-stop, synchronized Web customer experience.

SAP Commodity Risk Management

Companies can use the SAP Commodity Risk Management application to take suitable steps for coping with fluctuating commodity prices and mitigating currency risks, thereby helping safeguard their profitability, control materials costs, and comply with applicable regulations.

SAP Commodity Procurement

The SAP Commodity Procurement application provides end-to-end support for commodity buying processes and knits them tightly with quality management, settlement, and, most importantly, with risk management.

SAP Commodity Sales

The SAP Commodity Sales application helps companies contract at market prices and streamline billing. It supports automated provisional, differential, and final invoicing. Each SAP commodity management application is designed to support enterprise services that help integrate them with other vendor’s applications.

SAP Business Suite Industry Solutions

SAP Billing for Telecommunications

In January 2011, we launched the integrated SAP Billing for Telecommunications package, designed to cover the widespread demands and service portfolios of telecommunications service providers. With this package, individual SAP offerings for rating, charging, invoicing, and financial management are combined on a flexible billing platform, offered in conjunction with analytics and a broad-based value management program. Building on the Highdeal and Sybase acquisitions, this solution marks a new step in enabling these customers to launch and monetize next-generation service offerings.

SAP Collaborative E-Care Management

Launched in November 2011, the SAP Collaborative E-Care Management application connects patients, care providers, and their families through medical monitoring software and mobile devices to better manage patients’ health with individualized treatment plans and educational content in real time.

SAP Social Services Management for Public Sector

Launched in February 2011, the SAP for Public Sector solution portfolio continues its innovation for distinct industry demands with the introduction of a new solution to help improve disbursement processes for monetary social benefits. The SAP Social Services Management for Public Sector package is designed for government agencies at the federal, state, and local level that are tasked with administering and approving monetary benefits as they relate to social services.

SAP Trade Promotion Optimization

The SAP Trade Promotion Optimization application, released in May 2011, deploys advanced modeling and predictive analytics to enable marketing and sales teams to systematically predict and optimize promotion outcomes, including revenue and profit, for both manufacturers and retailers.

Part I

Item 4

Solutions for Small Businesses and Midsize Companies

Enhancements to SAP Business One

Building on strong market acceptance, the SAP Business One application reached the milestone of 30,000 customers. By September 2011, 32,000 small businesses and midsize companies in over 100 countries were running SAP Business One. The new application features improvements that include enhanced integration technologies and support for mobility and social networking. New delivery options offer SAP Business One fully hosted and managed by selected SAP partners. Alternatively, starter packages provide preconfigured software enabling customers to go live in three to ten days.

Sustainability Solutions

SAP EHS Management

In September 2011, we added new risk assessment and incident management features to SAP EHS Management software. Companies in asset-intensive industries can go beyond compliance by implementing a closed-loop process to proactively assess and control workplace safety risks, avoiding costly incidents and improving operational efficiency. The new incident management functionality helps organizations learn from accidents and “near-miss” events, and take preventive actions to keep people, assets, and the environment safe.

SAP Product Safety Management OnDemand

For manufacturers, ensuring material and product safety requires safe transportation, storage, and use as directed by key regulations such as the EU Regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH), the U.S. Toxic Substances Control Act (TSCA), and the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). The SAP Product Safety Management OnDemand solution, launched in October 2011, helps integrate material and product safety. The solution is available on a usage-based subscription providing cloud access to an SAP-hosted platform that includes the SAP EHS Management and SAP EHS Regulatory Content packages. The solution is available today to chemical producers and retailers in Europe. The solution is fully integrated with SAP ERP and includes key functionality including substance master data, safety data sheets, dangerous goods management, global label management, standard operating procedures, and substance volume tracking.

New Analytics Solutions

Business Intelligence Solutions

The 4.0 release of SAP BusinessObjects BI solutions in February 2011 manifests the broad range of technology innovations that are shaping the future of analytics. These solutions enable real-time analysis, with in-memory computing, putting powerful BI in user’s hands through new mobile capabilities. They allow the combination of business and social data to provide new insights by bringing together structured and unstructured information, all delivered on a platform that provides various models for deployment on premise, in the cloud, embedded in business operations, or in a “hybrid” manner.

Enterprise Information Management Solutions

In February 2011, SAP made available the 4.0 release of SAP BusinessObjects EIM solutions, designed in conjunction with the 4.0 release of SAP BusinessObjects BI solutions, as well as SAP HANA appliance software to help customers perform real-time analytics on big data, integrate structured and unstructured data, and analyze information from social networks. In addition, with new offerings such as SAP BusinessObjects Information Steward software and SAP Master Data Governance application, business and IT can collaborate like never before to support information governance across the enterprise.

Part I

Item 4

Enterprise Performance Management Solutions

In May 2011, we shipped the 10.0 release of SAP BusinessObjects EPM solutions, designed to help organizations better execute on their business strategy. New in the 10.0 release are a unified Web and Microsoft Excel interface that can be used across multiple applications for a common look and feel and greater productivity, comprehensive applications designed for finance and other lines of business, and support for new technologies such as mobile devices.

Governance, Risk, and Compliance Solutions

In March 2011, SAP made available the 10.0 release of SAP BusinessObjects GRC solutions. These solutions help reduce the cost and effort required to manage risk and compliance programs; more confidently protect revenue streams, shareholder value and reputation; and contribute to optimized organizational performance and results. The 10.0 release introduces a common look and feel across all applications in the GRC suite; embeds BI reports and dashboards; and includes a graphical tool to define and depict risks.

Analytic Applications for Industries and Lines of Business

In 2011, we launched a number of analytic applications in the SAP BusinessObjects portfolio tailored to address challenges in specific industries and lines of business. Co-created with customers and designed to work in any environment, the applications provide the insight and best-practice support that companies need to better understand risk, uncover opportunities, and make the right decisions to optimize their business.

Analytics Applications for Sustainability

To help companies ensure product safety, comply with environmental regulations, and better protect their employees, in 2011 we released SAP Best Practices packages for sustainability. These include the SAP Best Practices for Analytics in Health and Safety, SAP Best Practices for Analytics in Product Safety and Stewardship, and SAP Best Practices for Analytics in Environment Compliance packages. The new packages feature operational analytics designed to give line-of-business managers in environment, health and safety and product areas improved insight into core processes and information.

New Mobile Solutions

Mobile Apps for SAP BusinessObjects

In February 2011, SAP launched the 4.0 release of SAP BusinessObjects BI and EIM solutions to bring business analytics to mobile devices, as well as mobile apps for SAP BusinessObjects and SAP Business Explorer software. Leveraging Sybase Unwired Platform, our mobile BI suite can process content from SAP and business applications from other providers.

Mobile Platform

In September 2011, SAP launched the next-generation Sybase Unwired Platform with release 2.1. The platform is an expansive enterprise mobility solution for developing and managing the entire lifecycle of native and Web apps across key mobile device platforms. We also announced an enhanced version of our software development kit (SDK) for ecosystem partners and customers, enabling them to develop complementary applications to help run their business better. The SDK includes a wide variety of mobile apps that can run on a broad selection of mobile devices.

Mobile Apps for Industry and Lines of Business

In November 2011, SAP and Sybase announced a series of new mobile apps built on Sybase Unwired Platform aimed at making business processes and business information mobile across key industries including

Part I

Item 4

manufacturing, consumer products, utilities, high tech, oil and gas, and retail:

•

The SAP Field Service mobile app provides full online and offline access to assignments, service orders, and service confirmation. Functions for mobilizing and customizing SAP CRM applications give field service engineers more mobile application features.

•	The SAP Retail Execution mobile app provides online and offline access to accounts, contacts, visits, surveys, and products and fully integrates with native device functionality.

•

The SAP EAM Work Order mobile app addresses the requirements for plant maintenance operations staff for work order management, notifications, technical object management, inventory, and business partner management.

•

Mobile apps for employee productivity are simple single-purpose mobile apps, built on Sybase Unwired Platform. Designed similar to consumer apps, they can be used by employees with zero training. These productivity apps allow users to act on workflows and access critical business information stored in SAP ERP Human Capital Management solution, SAP CRM, SAP SRM, and other applications from their mobile devices.

Mobile Device Management

In November 2011, we added some critical capabilities for Afaria mobile management software, including end-user self-service portal and application enablement. In addition, the new telecommunication expense management capabilities provide administrators with a powerful tool for easily managing employee mobile costs such as voice and data roaming. Application on-boarding for iOS, Android, and BlackBerry devices enables IT organizations to create and preload libraries of mobile apps for simplified access by authorized employees.

New Cloud Solutions

SAP Business ByDesign — Feature Pack 2.6

In February 2011, SAP launched a new release for the SAP Business ByDesign solution, which serves as an open platform on which a broad ecosystem of partners can further customize the software. Enhancements included usability, support for additional mobile devices, and on-demand integration of subsidiary operations into on-premise installations at headquarters. With this release, SAP Business ByDesign was also made available in Austria, Canada, and Switzerland.

SAP Business ByDesign — Feature Pack 3.0

Based on strong co-innovation with customers and partners, SAP announced general availability of the second release of the SAP Business ByDesign solution in August 2011. SAP Business ByDesign was made available for Australia and Mexico, with language support in Spanish. In addition, mobile support was extended to include the Microsoft Windows Phone 7 mobile platform.

SAP Product Safety Management OnDemand

See the New Applications section.

SAP Sales OnDemand

In March 2011, SAP introduced the SAP Sales OnDemand solution, SAP’s first user-centric cloud-based application for sales professionals with designed-in social collaboration. The solution, which complements the on-premise SAP CRM, offers enterprises running SAP Business Suite software a preintegrated cloud solution that embraces the way sales representatives collaborate and improves their productivity. We launched SAP Sales OnDemand at the SAPPHIRE NOW conference in 2011 and made it generally available in a number of countries at the end of the second quarter.

Part I

Item 4

SAP Sourcing OnDemand

The latest version of the Sourcing OnDemand solution was made available in March 2011. The solution was designed for sourcing professionals to obtain rapid and sustainable savings through best-practice management, real-time visibility, and greater control within strategic sourcing, contract lifecycle management, and supplier management.

New Database and Technology Solutions

SAP HANA Platform

In June 2011, SAP announced the general availability of the SAP HANA platform, bringing to customers high-speed analytics, new business applications, renewed existing SAP solutions, and IT simplification with SAP in-memory computing technology.

Applications for SAP HANA

In 2011, SAP delivered the following applications based on the SAP HANA platform:

•

SAP Electronic Medical Record:    Doctors in the neurology department at the Charité hospital in Berlin are using this new mobile app to access patient health records while on the wards. Doctors can use the app to call up lab results and images, the patient’s home address, and various facets of a patient’s medical record. Instant access to patient data and images helps healthcare professionals collaborate and take better decisions.

•

Charitable Transformation (ChariTra)    online network, launched in November 2011, is built on the SAP HANA platform and helps connect volunteers, nonprofit organizations, and corporations work together toward social causes and make a difference in their communities.

•

SAP Smart Meter Analytics    software, launched in September 2011, enables utility companies to turn massive volumes of data into powerful insights. With the new solution powered by SAP HANA, utility companies can help customers adopt more sustainable energy-use practices.

•

SAP BusinessObjects Strategic Workforce Planning    application, launched in December 2010, is powered by SAP HANA to support advanced capabilities that manage and optimize a company’s workforce planning processes.

Accelerators for SAP HANA

In September 2011, SAP released the SAP CO-PA Accelerator software for cost and profitability analysis, improving the speed and depth of working with large volumes of financial data. This solution can be implemented with the wider SAP BusinessObjects EPM solutions portfolio to help organizations create a complete picture of their cost and profit drivers. Deployed either by SAP Consulting as a rapid-deployment solution, or by an experienced SAP partner, the SAP CO-PA Accelerator helps companies engage in faster and more efficient profitability cycles and month-end closing processes.

We also released SAP Customer Segmentation Accelerator software, designed to help marketing departments analyze and segment in new ways. The solution helps organizations build highly specific segmentation on high volumes of customer data and at unparalleled speed. Marketers can now work with massive populations of granular data to better understand customer demand, behavior and preferences — targeting the right customers with the right offers across every segment, tactic, and channel. The accelerator is also delivered as a rapid-deployment solution to ensure a quicker time to value.

Part I

Item 4

Patents

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position inenterprise solutions and services. Our investment in R&D has resulted in numerous patents. In 2011, we obtained 756 granted and validated patents worldwide. Our portfolio includes patent families covering, for example, SAP Business Suite software, SAP BusinessObjects products, SAP Business ByDesign, and Sybase products.

While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.

PARTNER ECOSYSTEM

SAP customers want choice when it comes to partnering with companies best suited to their needs — choice in the solutions they implement and choice in their source for purchasing, implementing, and supporting those solutions. Our ecosystem and channels strategy delivers open choices to customers through a collaborative, innovative, and interactive network of partners, customers, and individuals. Tapping into this ecosystem, customers are connected with a diverse set of providers and resources to help them succeed and become best-run businesses. By teaming with our partners, we can offer customers more innovation, more flexibility, and more variety in the solutions we offer than we could alone. Customers, in turn, can rapidly experience benefits of the best software available from the world’s leading software, services and technology companies, including emerging technologies, such as in-memory computing, cloud computing, and mobility, as well as analytics and line-of-business solutions.

A key factor for the success of our ecosystem strategy is the SAP PartnerEdge program, which promotes productive partnerships and consistent service quality for a variety of SAP partner types. Since a thriving partner ecosystem is central to our success, we have expanded the program to better serve our partners by providing more functional enhancements, operational improvements, and increased program benefits.

In 2011, we continued to expand our ecosystem in ways that deliver timely innovations to the market to help create a technology landscape for customers today, as well as for the future. We ended 2011 with more than 11,000 partners of various types from services, technology, software, original equipment manufacturers (OEMs), and value-added resellers (VARs) and distributors. As a result of these local, regional and global partnerships, SAP continues to fuel innovation with customers and partners worldwide in its five market categories, as detailed by some examples in 2011:

•

Applications:    SAP now offers SAP Application Visualization software by iRise, which accelerates solution design by improving communication between business users and IT departments. The SAP Social Media Analytics application by NetBase delivers marketers more accurate real-time analytics for understanding their markets and customers through the social Web. SAP Intelligence Analysis for Public Sector by Palantir helps public safety and security agencies run better, so that communities will run safer. And the SAP Defense Command and Control application by Systematic helps advance frontline logistics.

•

Analytics:    SAP Crystal Server 2011 software and the 4.0 release of SAP BusinessObjects Edge BI software are now being resold by channel partners. The software is designed to enable small and midsize enterprises, as well as lines of business, to better understand all facets of their businesses and make confident, data-driven decisions as events unfold, in real time. SAP is

Part I

Item 4

building on its collaboration with Google to help customers manage large data volumes in intuitive, visual displays and facilitate faster, better-informed decisions. SAP will enhance its business analytics software with location-based data capabilities, allowing people to interact with real-time information on Google Maps.

•

Mobile:    SAP and Accenture announced a relationship to develop and deploy new mobility solutions, which leverage Sybase Unwired Platform to tap new growth opportunities in the market for enterprise mobility. SAP also has opened up mobile solutions from the Sybase portfolio to partners within our global ecosystem, enabling SAP value-added resellers the opportunity to sell Sybase-branded enterprise mobility apps and solutions for application development, device management, and security. In addition, SAP expanded its relationship with Verizon to jointly market and sell key components of Verizon’s Managed Mobility portfolio so that customers can easily access their on-premise and cloud-based SAP applications virtually anytime and anywhere.

•

Cloud:    SAP partnered with Amazon, Dell, IBM, Microsoft, and Verizon to deliver enterprise solutions in the cloud as part of our commitment to provide customers with flexibility in software deployment options and innovations in cloud computing. SAP announced it is working in a three-way strategic collaboration with EMC and VMware to develop tools and services that make it easier for customers to adopt cloud and run SAP systems in cloud infrastructures with increasing levels of automation. We also expanded our solution reseller program for SAP Business ByDesign to 11 countries.

•

Database and Technology:    SAP expanded its relationship with OpenText, announcing two new applications for SAP NetWeaver Portal developed by SAP and OpenText: SAP Portal Content Management, an enterprise solution for managing document-related content, and SAP Portal Site Management, a solution helping a broad number of users easily manage Web content.

Collaboration and Structure

Best-run businesses require best-in-class technologies to enable and drive success. For this to be possible, customers need choice in solutions and partners, and access to rapid innovation and a speedy time to value from their investments. SAP offers a number of partner programs to enhance co-innovation and help partners to grow their business in new ways, while reaching customers through creative new channels. SAP also fosters a number of different communities – interactive networks of developers, customers and partners – that come together to collaborate on a broad range of topics.

•

SAP Community Network:    With over two million members in more than 200 countries, SAP Community Network is where customers, partners, employees, and experts go to exchange news and work together. It comprises the SAP Developer Network community, the Business Process Expert community, the Business Analytics community, the SAP University Alliances community, and SAP EcoHub online marketplace.

•

SAP Store:    The online or “e-channel” for enterprise solutions and services from SAP and partners, SAP Store, offers quick, easy to implement solutions that are built and suited for the online environment, including business analytics, mobile apps, cloud solutions, and other business process software and services. SAP Store offers over 1,200

Part I

Item 4

solutions from both SAP and over 600 solution partners. SAP Store offers customers access to information, insights and ability to trial applications before purchase for truly informed decision making.

•

SAP solution extensions:    Developed by independent partners, solution extensions integrate easily with SAP software, offering customers cross-solution and cross-industry functions that complement SAP solution offerings. Solution extensions are sold by SAP as SAP-branded offerings. A number of new solution extensions were introduced in 2011, including from partners IBM, iRise, Systematic, and Palantir.

•

SAP OEM partner program:    Through this program, more than 800 partner participants embed SAP technology into their products for end-user benefit. A dedicated team of SAP integration experts works closely with our OEMs — from onboarding to enablement — to ensure that they have the tools and products they need to embed or integrate SAP technology with their solutions or service offerings to meet their customers’ needs most efficiently. In doing so, they also expand the reach of SAP offerings, including the SAP BusinessObjects portfolio, SAP Business Suite, SAP HANA, and solutions from Sybase, into new and different markets.

•

SAP Co-Innovation Lab:    The global SAP Co-Innovation Lab network is aimed at driving and facilitating innovative projects between SAP and its partners, both globally and in the regions. Lab facilities are located in Bangalore, India; Palo Alto, California (United States); São Paulo, Brazil; and Tokyo. Additional expert teams are located in Walldorf, Germany, and Seoul, Korea. Since the inception of SAP Co-Innovation Lab in 2007, SAP and its partners participating in lab projects have strived to create innovative solutions; accelerate technology adoption and enablement; provide a global, shared project infrastructure; and showcase joint achievements. The formation of SAP Co-Innovation Lab is made possible through the support of sponsoring partners Cisco, F5, HP, Intel, NetApp, and VMWare.

Finance Plan for SAP Solutions

To help companies invest in SAP solutions and the associated services and hardware, we work with leading global financiers that specialize in IT financing to deliver the SAP Financing service, a financing structure for customers. Since its inception, it has become a firmly established SAP Services offering, having helped arrange more than 3,200 finance deals for SAP customers in all segments — small businesses, midsize companies, and large enterprises. To give customers flexibility to choose among potential economic benefits, the plan offers all of the popular financing models with their different advantages: It can help conserve liquidity and it provides an alternative to credit from their existing banking relationships.

ACQUISITIONS AND DISPOSALS

Strategic Acquisitions

SAP’s acquisition strategy complements existing applications and solutions with innovative technologies and capabilities while maintaining its track record of organic growth. We made the following acquisitions in 2011:

•

In February, we acquired security software, identity and access management software, and development and consulting resources from SECUDE, a Swiss company. The acquisition enables us to provide secure client-server communications to customers without the need for third-party offerings. It underscores our

Part I

Item 4

commitment to investing in product security for our customers and users, and fulfills a key customer requirement by shipping SAP solutions with default security software.

•

In September, we acquired Right Hemisphere, a leading provider of visual enterprise solutions. The 3-D model-based visualization and communications technologies from Right Hemisphere enable visual navigation and interrogation of an entire product or asset and all of its associated data in one unified environment. The addition of visualization capabilities to our core product offerings will help customers across diverse industries accelerate time to market, increase people and asset productivity and improve information quality and processes across all lines of businesses.

•

In November, we acquired Crossgate, a leading provider of hosted B2B integration services. Crossgate enables companies to fully integrate and network with trading partners, clients and suppliers, allowing electronic data exchange with any business partner regardless of its technical capability. As a result of this acquisition, we can provide an easy way for trading partners to collaborate, share data, and automate processes that link customers and suppliers for streamlined B2B e-commerce.

•

In December, we announced our intention to acquire SuccessFactors, the market-leading provider of cloud-based human capital management (HCM) solutions. Our cash tender offer was successfully completed on February 21, 2012. We have acquired more than 90% of the SuccessFactors ordinary shares. The acquisition will add SuccessFactors’ team and technology to SAP’s cloud assets, significantly boosting our momentum as a provider of cloud applications, platforms, and infrastructure. In combination, SAP and SuccessFactors will offer a full range of advanced end-to-end cloud and on-premise solutions for all key business processes.

Disposals

In November, we sold 100% of our shareholding in Steeb Anwendungssysteme, Abstatt, to All for One Midmarket. Steeb Anwendungssysteme is one of the leading SAP system resellers in Germany, with approximately 1,000 customers — almost all in Germany.

Venture Activities

Over the past 15 years, we have partnered with outstanding entrepreneurs worldwide to build industry-leading businesses. We seek to invest in innovative, fast-growing companies with a proven product and business model, and provide our portfolio companies with the expertise, relationships, geographic reach, and capital to help them grow their business and scale their revenues. We invest globally with a particular focus on emerging companies in Europe, India, and the United States, as well as in Brazil and China in the future.

In 2011, we made new investments in the following companies:

•

Control4, based in Salt Lake City, Utah (United States), provides operating systems for the smart home, delivering intelligent control over consumer electronics products, appliances, and networking systems through an easy-to-use and intuitive software interface.

•

Alteryx, based in Irvine, California (United States), provides an integrated, location business intelligence applications platform for delivering fast, extensible, and spatially-enabled business analytics tools and services.

•	OpenX, based in Pasadena, California (United States), is a leading independent

Part I

Item 4

provider of digital advertising technology that enables businesses to manage and grow their online advertising revenue.

•

JustDial, based in Mumbai, India, is the leading local search engine in India focused on providing consumers with immediate access to fast, reliable, and comprehensive information on businesses, products, and services across India.

•	SAVO Group, based in Chicago, Illinois (United States), is a leading provider of cloud-based collaborative sales enablement solutions.

•

One97 Communications, based in New Delhi, India, provides mobile value-added services to mobile operators, consumers, and enterprises in India including mobile content, advertising, and commerce services.

•	Box.net, based in Palo Alto, California (United States), provides a secure content sharing and collaboration platform in the cloud.

•	Lithium, based in Emeryville, California (United States), is a leading provider of cloud solutions that accelerate business through social customer experience for both customers and employees.

ENERGY AND EMISSIONS

Serving our customers, pursuing our strategy of innovation, and driving toward sustainable success all demand that we address our environmental impact. We recognize the need to do our part to reduce the emissions that contribute to climate change and to become more energy efficient. These efforts bring tangible benefits not just to the environment, but to our business. New efficiencies drive significant savings that directly impact our financial performance. These savings also enable us to invest further in innovation, as well as sustainability initiatives such as our increased purchase of renewable energy.

By working to improve our efficiency, we have learned what it takes to do so. We are better positioned to design solutions to help our customers thrive in a resource-constrained world. We have been challenged to solve problems in new ways, making us more innovative and driving financial success for our Company, employees, investors, and other stakeholders. In addition, our focus on becoming more sustainable has engaged our employees, who overwhelmingly indicate in the employee survey that these efforts are important to SAP.

We assess our progress on energy and greenhouse gas emissions through four key performance indicators that reveal not just how well we are addressing our environmental impact, but also our broader performance in terms of forging new solutions and executing on our strategy.

•

Carbon footprint:    We recognize our responsibility to protect the environment by lowering emissions contributing to climate change. SAP’s goal is to reduce total greenhouse gas emissions to levels of the year 2000 by 2020. For the fifth consecutive year, we increased our carbon efficiency, from 36.3 grams per euro in 2010 to 34.4 grams per euro in 2011 (measured in emissions caused per euro revenue). In parallel with the increase in our revenue, some activities required to support our business, such as travel to serve our customers, also increased, which ultimately led to an increase in our total greenhouse gas emissions. SAP’s greenhouse gas emissions increased 8% worldwide to 490 kilotonnes (2010: 455 kilotonnes, including Sybase). Our focused sustainability initiatives have led to a cumulative cost avoidance of €190 million since 2008 in comparison to a business-as-usual extrapolation based on 2007. The experience we gain from our own initiatives helps us develop software to help our customers

Part I

Item 4

with their energy efficiency programs, and so contributes to the success of our business.

•

Total energy consumption:    Our total energy consumption includes all energy produced or purchased by our organization. Reducing our energy consumption positions us to weather anticipated increases in energy prices, and enables us to better serve customers that are increasingly focused on exercising energy- and emission-aware purchasing strategies. Our total energy consumption increased 2% from approximately 845 gigawatt hours in 2010 to 860 gigawatt hours in 2011 due to the growth of our business. Specifically, we can trace this increase to our data centers and corporate cars. While our total consumption went up, however, our efficiency also improved. For example, while the number of cars in our fleet increased to accommodate growth, the energy consumed per car decreased. In 2011, we implemented a range of efficiency projects in such areas of our business as our buildings and data centers.

•

Data center energy:    We focus on making data centers more energy efficient by measuring and managing the data center energy consumption per employee. These efforts are part of our larger green IT strategy, which also includes working with customers and hardware providers to forge new sustainable solutions. Despite our continuous efforts, the growth in our business has led to an increase of data center energy intensity from 2,746 kilowatt hours per FTE (2010) to 2,824 kilowatt hours per FTE in 2011.

•	Renewable energy: SAP continues to expand its use of electricity from renewable sources, both to decrease our reliance on fossil fuels and nuclear power and to support an emerging market that is crucial for a sustainable future. We purchase some of this green electricity from local utility companies and produce some using solar panels on our facilities. At the end of 2011, approximately 47% of our total electricity consumption stemmed from renewable sources, up from 45% in 2010.

For more information about how SAP solutions help companies run better from environmental, social, and economic perspectives, see the Portfolio of Software and Services section.

SEASONALITY

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2011, 2010, and 2009 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

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

Part I

Item 4

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

Traditionally, our sales model has been to charge a one-time, up front license fee for a perpetual license to our software (without any rights to future products) which is typically installed at the customer site. We now offer our solutions in a variety of ways which include in the cloud, hosted solutions, and subscription-based models that provide the customer with a right to unspecified future software products. Although revenues from these new types of models currently are not material, we expect the revenues from most of these models to increase in the future.

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

We are named as a defendant in various legal proceedings for alleged intellectual property infringements. See Note (24) to our Consolidated Financial Statements for a more detailed discussion relating to certain of these legal proceedings.

ORGANIZATIONAL STRUCTURE

As of December 31, 2011, SAP AG controlled directly or indirectly 199 subsidiaries. Our subsidiaries perform various tasks such as the distribution of SAP’s products and providing SAP services on a local basis, research and development, customer support, marketing, and administration. Our primary research and development facilities, the overall group strategy and the corporate administration functions are concentrated at our headquarters in Walldorf, Germany.

Part I

Item 4

The following table illustrates our most significant subsidiaries based on revenues as of December 31, 2011:

Name of Subsidiary	Ownership %	Country of Incorporation	Function
Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales & Marketing, Consulting, Training and Administration
Rest of EMEA
SAP (UK) Limited, Feltham	100	Great Britain	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP (Schweiz) AG, Biel	100	Switzerland	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP France S.A., Paris	100	France	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
United States
SAP America, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of Americas
SAP Canada Inc., Toronto	100	Canada	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Japan
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of APJ
SAP Australia Pty Limited, Sydney	100	Australia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 425,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 115,000 square meters. In approximately 65 countries worldwide, we occupy roughly 1,360,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore

(India); Sao Leopoldo (Brazil), London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 260,000 square meters in the EMEA region, excluding Germany, approximately 325,000 square meters in the region North and Latin America, and approximately 235,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, customer support, sales and marketing, consulting, training, administration

Part I

Item 4

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

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We are currently undertaking construction activities in various locations to increase our capacity for future expansion of our business. Our significant construction activities are described below, under the heading “Principal Capital Expenditures and Divestitures Currently in Progress.”

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In Japan, we commenced an office relocation project in the first half of 2012 to consolidate three of our current Tokyo offices into one office with the capacity of 1,200 seats. This project aims to increase work efficiency and working space. We estimate the total cost of this project to be approximately €24 million, which we will fully incur in 2012. The relocation project will be finalised at the end of April 2012.

In 2012 we commenced construction of our office building in Palo Alto, US. The construction aims at optimizing work space conditions to support line of business requirements and the improvement of general building conditions. We estimate the total cost of this project to be approximately €12 million, of which we had paid approximately €1 million as of December 31, 2011. The construction of our office building will be finalised at the end of 2012.

In the second half of 2011 we began construction of a new building for a research center in Potsdam, Germany. The new research center will collaborate closely with universities in the Berlin/Brandenburg area in Germany, creating a total of 100 new jobs. Focus will be on the deployment of the new in-memory computing technology introduced by SAP, including SAP HANA software. SAP estimates to invest for the construction of the building approximately €17 million, of which we had paid approximately €1 million as of December 31, 2011. The construction of our new research center will be finalised in the second half of 2013.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our principal capital expenditures for property, plant, and equipment amounted to €372 million for 2011 (2010: €287 million; 2009: €207 million). Principal capital expenditures in 2011 for property, plant, and equipment increased compared to 2010 mainly due to an increase in spending on IT hardware. The increase from 2009 to 2010 was mainly due to an increase in spending on IT hardware and cars. Principal capital expenditures for property, plant and equipment for the period from January 1, 2012 to the date of this report were €100 million. For a related discussion on our property, plant, and equipment see Note (17) to our Consolidated Financial Statements.

Our capital expenditures for intangible assets such as software licenses, acquired technologies and customer contracts amounted to €114 million in 2011 from €1,814 million in 2010 (2009: €51 million). This decrease was due primarily to executing only a few small business combinations in 2011 while in 2010 we acquired Sybase. Our investments allocated to goodwill amounted to €170 million in 2011 from €3,398 million in 2010 (2009: €41 million). This decrease was again due to the few small acquisitions we closed in 2011 as compared to 2010. The significant increase from 2009 to 2010 (in the addition to goodwill and intangible

Part I

Item 4, 4A, 5

assets) was primarily attributable to the acquisition of Sybase in 2010, whereas in 2009 we only had some small acquisitions. For further details on acquisitions and related capital expenditures, see Note (4) and Note (16) to our Consolidated Financial Statements.

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

Subscription revenues flow from contracts that have both a software element and a support element. Subscription contracts typically give our customers the use of current software and the right to unspecified future products. We typically charge a fixed monthly or quarterly fee for a definite term up to five years. Software rental revenue flows from software rental contracts, which include software and support service elements. These contracts provide the customer with current software products and support but do not provide the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement. Our revenue from other software-related services includes revenue from our in the cloud offerings, from hosting contracts that do not entitle the customer to readily exit the arrangement, and from software-related revenue-sharing arrangements.

We also earn revenue from our professional services, which are included within professional services and other service revenue on our income statement. This revenue consists of consulting and other service revenue; consulting revenue is primarily derived from the services rendered with respect to implementation of our software products and other service revenue results primarily from our training and hosting activities; and the messaging services business that we acquired as a part of the Sybase acquisition in 2010. Our training revenue results from rendering training for customer project teams and end-users, as well as training third-party consultants with respect to SAP software products. Our messaging revenue primarily results from per message transaction fees. Hosting revenue results from non-mandatory hosting services and application management services. Non-mandatory hosting services revenue consists of revenue from hosting contracts from which the customer can readily exit if it wishes to run the software on its own systems.

See “Item 4. Information about SAP — Portfolio of Software and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	the factors that we believe impacted our performance in 2011;

•	our outlook for 2011 compared to our actual performance (non-IFRS);

Part I

Item 5

•	a discussion of our operating results for 2011 compared to 2010 and for 2010 compared to 2009;

•	the factors that we believe will impact our performance in 2012; and

•	our operational targets for 2012 (non-IFRS).

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors” and “Item 18. Financial Statements.”

ECONOMIC CONDITIONS

Global Economic Trends

The growth of the global economy became steadily more sluggish in 2011. At the same time, heightened uncertainty and growing tensions on the financial markets had led to a worldwide decrease of confidence in financial systems among companies and consumers by the end of the year, according to the latest report by the European Central Bank (ECB). The International Monetary Fund (IMF) paints a similar picture of the global economy in 2011, and it remarks that it had not expected developments to take that course after the upturn in 2010. The Organisation for Economic Co-operation and Development (OECD) notes that growth was especially slow in the advanced economies in 2011, whereas the emerging markets grew vigorously, though not as rapidly as the year before.

The ECB reports that the economic situation in the Europe, Middle East, and Africa (EMEA) region in 2011 was held back by the tensions on the financial markets in the euro area. In particular, it expected economic activity to grow weaker in the euro countries in the final quarter of the year. A key factor was declining demand on European financial markets, which made financing generally more difficult. The OECD even talks of a “mild recession,” caused by decreasing domestic and export demand. On the other hand, for countries in the Middle East and Africa that did not experience serious civil unrest, high energy prices and strong demand from the emerging markets boosted economic growth, the ECB says.

In the Americas region, throughout 2011 growth was slowest in the United States, although the ECB did report a short-lived remission there in the third quarter. According to the IMF, the reason for the slow growth was that government stimulus programs proved inadequate to generate sufficient consumer or business demand. For the rest of the region, only South America enjoyed strong economic growth in 2011, says the IMF.

In the Asia Pacific Japan (APJ) region, different circumstances gave rise to different economic outcomes in 2011. In Japan, the determining factors were the earthquake in March followed by the associated tsunami and nuclear disaster, from which the Japanese economy made a surprisingly quick recovery during the remainder of the year, according to both the ECB and the OECD. While growth in Japan decreased in the first half of the year, not least because of the preceding economic crisis, it turned around in the second half of the year as a result of increased domestic demand and strong export sales. In contrast, the emerging markets in Asia saw economic growth in the high single-digit percentages in 2011. However, the rate of growth did decrease due to slower export growth, explains the ECB. The most rapidly growing economy, China, was also affected, but China’s economy lost only a little momentum in the second half of the year and still achieved a growth rate that almost reached double digits.

The IT Market

Unlike the overall economy, which was increasingly weighed down by sovereign debt problems in many industrialized nations, the global IT market was generally stable in 2011 — aside from certain segments and regions discussed below. That is the view expressed by International Data Corporation (IDC), a market research firm based in the United States. IDC

Part I

Item 5

notes that in the BRIC countries (Brazil, Russia, India, and China) IT market growth was well into double-digit percentages.

The software segment continued to grow steadily in 2011, IDC reports. Growth was strongest in the emerging markets and the BRICs. By contrast, economic uncertainty slowed growth in the hardware segment, especially in the second half of the year. Companies in particular held back investment in new hardware toward the end of the year. However, mobile devices such as smartphones and tablets, along with the apps that run on them, were among the growth markets in 2011.

In the Europe, Middle East, and Africa (EMEA) region, the sovereign debt crisis not only impacted economic development as a whole in several euro area countries, it also weakened the IT market in the second half of year, especially in Western Europe. For these countries the IDC sees IT sales growth floundering in the lower single-digit percentages, and therefore once again reduces its expectations compared to its previous report. However, the major casualty was the hardware segment. The market for software and services was less severely affected.

The Americas region IT market was also stronger in the first half of 2011 than in the second, according to IDC. More than once in the course of the year, it revised its projections for the United States downward in response to gathering economic gloom. But IDC still expects a midrange single-digit growth percentage from the U.S. software market. With the exception of the PC segment, in 2011 the overall IT market was relatively stable in the United States compared with Western Europe.

The defining moment in 2011 for the Asia Pacific Japan (APJ) region was the earthquake off the coast of Japan in March, with its far-reaching consequences for the environment, the people, and the economy of Japan. Although the Japanese IT market has already regained lost impetus, growth was slightly slower over 2011 than in the year before as the country struggled against the economic headwinds.

OUTLOOK FOR 2011

Performance Against Outlook for 2011 (Non-IFRS)

Our 2011 operating profit-related internal management goals and published outlook guidance were based on non-IFRS numbers. For this reason, in this section we discuss performance against our outlook exclusively and expressly in terms of non-IFRS numbers derived from IFRS measures. All discussion in the Operating Results (IFRS) section is in terms of IFRS measures, and the numbers in that section are not explicitly identified as IFRS measures.

Outlook for 2011 (Non-IFRS)

At the beginning of 2011, we forecast that our software and software-related service revenue (non-IFRS) would increase between 10% and 14% in 2011 on a constant currency basis (2010: €9,868 million). We expected that software revenue would grow more quickly than software and software-related service revenue. We forecast that all regions would contribute to this growth, although we expected more rapid growth in the Americas and APJ regions than in the EMEA region.

We also expected that our operating profit (non-IFRS) for 2011 would be between €4.45 billion and €4.65 billion on a constant currency basis (2010: €4.01 billion). Based on this forecast, we expected operating margin (non-IFRS) to widen 0.5 to 1.0 percentage points on a constant currency basis (2010: 32.0%).

We anticipated an IFRS effective tax rate of between 27.0% and 28.0% in 2011 (2010: 22.5%) and a non-IFRS effective tax rate of between 27.5% and 28.5% (2010: 27.2%).

In April, we confirmed the forecast for 2011 we had published in January. However, owing to our positive performance in the first half, we reported in July that growth for both non-IFRS operating profit and non-IFRS software and software-related revenue was expected to reach the upper end of the range we forecast at the start of the year.

Part I

Item 5

In October, we adjusted the outlook guidance for the IFRS effective tax rate to between 28.5% and 29.5% (2010: 22.5%) due to the effects of the reduction in the provision recorded for the TomorrowNow litigation.

To assist in understanding our 2011 performance as compared to our 2011 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

€ millions, except operating margin	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Acquisition- Related Charges	Share- based compensation	Restruc- turing	Discon- tinued Activities	Non-IFRS Financial Measure	Currency Effect on the Non-IFRS Financial Measure	Non-IFRS Financial Measure at Constant Currency
Software and software-related service revenue	11,319	27	n/a	n/a	n/a	n/a	11,346	153	11,499
Total revenue(1)	14,233	27	n/a	n/a	n/a	n/a	14,260	196	14,456
Operating profit(1)	4,881	27	447	68	4	–717	4,710	69	4,779
Operating margin in %	34.3	0.1	3.1	0.5	0	–5.0	33.0	0	33.1

(1)

Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin, and are included in this table for the convenience of the reader.

2011 Actual Performance Compared to Outlook (Non-IFRS)

In 2011, we increased our software and software-related service revenue (non-IFRS) by 17% to €11,499 million on a constant currency basis (2010: €9,868 million), clearly exceeding our expectation of 10% to 14% growth announced in January 2011, as well as our revised forecast in July, in which we expected to achieve the upper end of that range. Despite the partially uncertain economic situation in 2011, our new and established customers continued to invest strongly in our products. As a result, software revenue grew more strongly than software and software-related revenue. All regions contributed to the growth, with software revenue growing more rapidly in the Americas and APJ regions than in the EMEA region on a constant currency basis.

In 2011, we achieved an operating profit (non-IFRS) of €4,779 million on a constant currency basis. Thus, we not only clearly surpassed the target of €4,450 million to

€4,650 million announced in January, but also our July adjusted forecast, in which we anticipated reaching the upper limit of this range. The non-IFRS operating margin widened 1.1 percentage points to 33.1% on a constant currency basis, which was better than the expected 0.5 to 1.0 percentage point improvement.

We achieved an effective tax rate of 27.9% (IFRS) and 26.6% (non-IFRS), which is lower than the effective tax rate of 28.5% to 29.5% (IFRS) and 27.5% to 28.5% (non-IFRS) projected for 2011. This decrease in comparison to the outlook mainly resulted from the development of profit before taxes at constant currency especially in North America and Europe, and from taxes for prior years.

Operating Results (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS numbers are not explicitly identified as such.

Part I

Item 5

Our 2011 Results Compared to Our 2010 Results (IFRS)

Revenue

Revenue

€ millions	2011	2010	Change in % 2011 vs 2010
Software revenue	3,971	3,265	22%
Support revenue	6,967	6,133	14%
Subscription and other software-related service revenue	381	396	–4%
Software and software-related service revenue	11,319	9,794	16%
Consulting revenue	2,341	2,197	7%
Other service revenue	573	473	21%
Professional services and other service revenue	2,914	2,670	9%
Total revenue	14,233	12,464	14%

Total Revenue

Total revenue increased from €12,464 million in 2010 to €14,233 million in 2011, representing an increase of €1,769 million or 14%. This total revenue growth reflects a 16% increase from changes in volumes and prices and a 2% decrease from currency effects. The revenue growth is due primarily to an increase in software revenue of €706 million and an increase in support revenue of €834 million. In 2011, software and software-related service revenue totaled €11,319 million as a result of this increase. Software and software-related service revenue represented 80% of all revenue in 2011 compared with 79% in 2010. In 2011, professional services and other service revenue contributed €2,914 million to our total revenue, representing an increase of 9% compared to 2010.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from software subscriptions, on-demand offerings, software rentals, and other types of software-related service contracts.

Software and software-related service revenue increased from €9,794 million in 2010 to €11,319 million in 2011, representing an increase of 16%. The software and software-related service revenue growth reflects a 17% increase from changes in volumes and prices and a 1% decrease from currency effects.

Software revenue increased from €3,265 million in 2010 to €3,971 million in 2011, representing an increase of €706 million or 22%. This increase reflects growth of 25% from changes in volumes and prices and a 3% decrease from currency effects.

Part I

Item 5

SAP Business Suite software contributed the greatest share of growth in software revenue, followed by SAP HANA and mobile solutions.

In 2011, our customer base again expanded. Based on the number of contracts concluded, 20% of the orders we received for software in 2011 were from new customers (2010: 23%). The value of orders received for software grew 16% year over year. The total number of contracts signed for new software increased 17% to 59,059 contracts (2010: 50,439 contracts).

Our stable customer base and the continued investment in software by new and existing customers throughout 2011 and the previous year resulted in an increase in support revenue from €6,133 million in 2010 to €6,967 million in 2011. Our SAP Enterprise Support offering generated most of the support revenue. The €834 million or 14% increase in support revenue reflects growth of 15% from changes in volumes and prices and a 1% decrease from currency effects. Our premium offerings and strong growth in revenue from SAP Enterprise Support were among the factors accounting for the increase in support revenue.

Subscriptions and other software-related service revenue declined €15 million or 4% to €381 million (2010: €396 million). This reduction reflects changes in volume and prices only, and results mainly from the fact that global enterprise agreements and other similar long-term license agreements have become less popular among our customers as a contract model. Increasingly, our customers prefer instead to invest in the purchase of software licenses. Consequently, our subscriptions revenue decreased year over year, as expected. We do not expect subscription revenue from long-term license agreements, such as global enterprise agreements and flexible license agreements, in itself to rise significantly in the future.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of training revenue from providing educational services to customers and partners on the use of our software products and related topics, and revenue from the messaging services business acquired from Sybase.

Professional services and other service revenue increased from €2,670 million in 2010 to €2,914 million in 2011, representing an increase of €244 million or 9%. This growth reflects an 11% increase from changes in volumes and prices and a 2% decrease from currency effects.

Consulting revenue increased from €2,197 million in 2010 to €2,341 million in 2011, representing 8% growth from changes in volumes and prices and a 1% decrease from currency effects. Consulting revenue contributed 80% of professional services and other service revenue (2010: 82%). Consulting revenue contributed 16% of total revenue in 2011 (2010: 18%).

Other service revenue increased from €473 million in 2010 to €573 million in 2011, representing an increase of 21%. This growth reflects a 23% increase from changes in volumes and prices and a 2% decrease from currency effects. The increase is due mainly to revenues from messaging services and training revenue.

Part I

Item 5

Revenue by Region and Industry

Revenue by Region

€ millions	2011	2010	Change in % 2011 vs 2010
Germany	2,347	2,195	7%
Rest of EMEA	4,644	4,068	14%
Total EMEA	6,991	6,263	12%
United States	3,699	3,243	14%
Rest of Americas	1,392	1,192	17%
Total Americas	5,091	4,435	15%
Japan	652	513	27%
Rest of Asia Pacific Japan	1,499	1,253	20%
Total Asia Pacific Japan	2,151	1,766	22%
SAP Group	14,233	12,464	14%

Revenue by Industry

€ millions	2011	2010	Change in % 2011 vs 2010
Manufacturing Discrete	2,617	2,190	19%
Manufacturing Process	1,461	1,255	16%
Consumer Products	1,433	1,243	15%
Energy & Natural Resources	2,001	1,796	11%
Services	2,190	1,959	12%
Financial Services	1,196	1,058	13%
Public Services	1,399	1,246	12%
Retail & Wholesale	1,300	1,124	16%
Healthcare & Life Sciences	636	593	7%
Total revenue	14,233	12,464	14%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which includes Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on customers’ locations. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

The EMEA Region

In 2011, the EMEA region generated €6,991 million in revenue (2010: €6,263 million) or 49% of total revenue (2010: 50%). This represents a year-over-year increase of 12%. Total revenue in Germany increased 7% to €2,347 million in 2011 (2010: €2,195 million). Germany contributed 34% of all EMEA region revenue (2010: 35%). The remaining revenue in the EMEA region was primarily generated in the UK, France, Switzerland, the Netherlands, Russia, and Italy. Software and software-related

Part I

Item 5

service revenue generated in the EMEA region in 2011 totaled €5,529 million (2010: €4,883 million). Software and software-related service revenue represented 79% of all revenue in 2011 compared with 78% in 2010.

The Americas Region

In 2011, 36% of our total revenue was generated in the Americas region (2010: 36%). Total revenue in the Americas region increased 15% to €5,091 million. Revenue generated in the United States increased 14% to €3,699 million. This growth reflects a 20% increase from changes in volumes and prices and a 6% decrease from currency effects. The United States contributed 73% of all Americas region revenue (2010: 73%). Revenue increased 17% to €1,392 million in the remaining countries of the Americas region. This growth reflects a 20% increase from changes in volumes and prices and a 3% decrease from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico. Software and software-related service revenue generated in the Americas region in 2011 totaled €3,958 million (2010: €3,427 million). Software and software-related service revenue represented 78% of all revenue (2010: 77%).

The APJ Region

In 2011, 15% of our total revenue was generated in the APJ region (2010: 14%); most of the revenue was from Japan. Total revenue in the APJ region increased 22% to €2,151 million. In Japan, total revenue increased 27% to €652 million in 2011, representing a 30% contribution to all revenue generated across the APJ region (2010: 29%). This growth in revenue reflects a 22% increase from changes in volumes and prices and a 5% increase from currency effects. Revenue increased 20% in the remaining countries of the APJ region. Revenue in the remaining countries of the APJ region was generated primarily in Australia, India and China. Software and software-related service revenue generated in the APJ region in 2011 totaled €1,832 million (2010: €1,484 million).

Software and software-related service revenue represented 85% of all revenue in 2011 compared with 84% in 2010.

Revenue by Industry

To help us better meet the requirements of existing and potential customers, we restructured our industry groups in 2011, and now serve nine sectors rather than six as in 2010.

The first of our three new sectors, healthcare and life sciences, incorporates healthcare, medicine, and pharmaceuticals, which were previously distributed across our public services and manufacturing process industry groups. The new energy and natural resources sector combines our oil and gas, mining, utilities, and waste management segments. These were previously in our manufacturing process and services industry segments. We have defined our new retail and wholesale sector to focus more strongly on two areas that we had previously included in our consumer products industry sector. We restructured two further sub-areas to reflect changing customer needs. Engineering, construction, and operations, which previously belonged to our manufacturing discrete industry sector, is now included in our services sector. The postal industry has been assigned to the public services industry sector.

We allocate our customers to an industry sector at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that sector.

In 2011, we achieved above-average growth in the following sectors, measured by changes in total revenue: Manufacturing discrete (€2,617 million, at a growth rate of 19%), manufacturing process (€1,461 million, at a growth rate of 16%), retail and wholesale (€1,300 million, at a growth rate of 16%) and consumer products (€1,433 million, at a growth rate of 15%).

Results from the other sectors were as follows: Financial services: €1,196 million, at a

Part I

Item 5

growth rate of 13%; public services: €1,399 million, at a growth rate of 12%; services: €2,190 million, at a growth rate of 12%; energy and natural resources:

€2,001 million, at a growth rate of 11%; and healthcare and life sciences: €636 million, at a growth rate of 7%.

Operating Profit and Margin

Total Operating Expenses

€ millions	2011	% of total revenue	2010	% of total revenue	Change in % 2011 vs 2010
Cost of software and software-related services	–2,107	–15%	–1,823	–15%	16%
Cost of professional services and other services	–2,248	–16%	–2,071	–17%	9%
Research and development	–1,939	–14%	–1,729	–14%	12%
Sales and marketing	–3,081	–22%	–2,645	–21%	16%
General and administration	–715	–5%	–636	–5%	12%
Restructuring	–4	–0%	3	0%	<–100%
TomorrowNow litigation	717	5%	–981	–8%	<–100%
Other operating income/expense, net	25	0%	9	0%	178%
Total operating expenses	–9,352	–66%	–9,873	–79%	–5%

Operating Profit and Operating Margin

€ millions, except for operating margin	2011	2010	Change in % 2011 vs 2010
Operating profit	4,881	2,591	88%
Operating margin in %	34.3%	20.8%	13.5pp

Operating Profit and Operating Margin

In 2011, our operating profit totaled €4,881 million (2010: €2,591 million), a significant year-over-year improvement. A contributor to the increased operating profit in 2011 was a €717 million reduction of the TomorrowNow litigation provision. We had increased this provision in 2010, which resulted in a €981 million negative impact on operating profit in that year. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Financial Statements section, Note (24). Overall, revenue increased in 2011 while operating expenses decreased.

Our operating margin widened 13.5 percentage points to 34.3% in 2011 (2010: 20.8%). The reduction of the TomorrowNow litigation provision had a 5.0 percentage point positive effect on operating margin in 2011; in

2010, we had significantly increased the provision, which had a negative impact of 7.9 percentage points on operating margin.

In 2011, operating expenses decreased €521 million or 5% to €9,352 million (2010: €9,873 million). This reduction is due primarily to the reduction of the TomorrowNow litigation provision, which we had significantly increased in the previous year.

The sections that follow discuss our costs by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of various customer support costs, the cost of developing custom solutions to address individual customers’ business requirements, and license fees and commissions we pay to third parties for database software and the other complementary third-party products that we sublicense to our customers.

Part I

Item 5

In 2011, costs for software and software-related services rose 16% to €2,107 million (2010: €1,823 million). The main cost driver was an increase in personnel to cover the growing demand for SAP Enterprise Support in 2011, which in turn had a positive effect on support revenue. The license fees and the commissions that we pay to third parties for database software also rose in parallel with the increase in software revenue. The margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2011 at 81% (2010: 81%).

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

Costs for professional and other services rose 9% from €2,071 million in 2010 to €2,248 million in 2011. The margin on our professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue widened to 23% in 2011 (2010: 22%). The increase in profitability is due mainly to the positive trend in consulting.

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

In 2011, R&D costs rose 12% to €1,939 million. This increase primarily results from the increase in personnel costs.

In 2011, R&D expense as a percentage of total revenue was unchanged at 14% because R&D costs increased year over year at the same rate as sales.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense incurred to support our sales and marketing teams in selling and marketing our products and services.

Sales and marketing costs rose 16% from €2,645 million in 2010 to €3,081 million in 2011. The increase was due primarily to the increased personnel costs of our expanded sales teams in new growth markets among others and to increased variable remuneration as a result of surpassing our corporate goals. Travel and marketing costs rose as a result of increased business operations. The increase in the number of employees in sales and marketing led to accelerated revenue growth. At the same time, the ratio of sales and marketing costs to total revenue, expressed as a percentage, increased 22% year over year (2010: 21%). This was because expenses grew disproportionately to revenue.

General and Administration Expense

Our general and administration expense consists mainly of the cost of personnel working in our finance and administration functions.

Our general and administration expense rose from €636 million in 2010 to €715 million in 2011, representing a 12% increase. This was due mainly to the increase in personnel costs. The ratio of general and administration costs to total revenue in 2011 remained constant year over year at 5%.

Part I

Item 5

Segment Results

We have four reportable operating segments: Product, Consulting, Training, and Sybase.

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

Segment Profitability

€ millions, unless otherwise stated	2011	2010	Change in % 2011 vs. 2010
Product Segment
External revenue	10,025	9,020	11
Segment expenses	–4,085	–3,625	13
Segment contribution	5,940	5,395	10
Segment profitability	59%	60%	–1pp
Consulting Segment
External revenue	2,955	2,714	9
Segment expenses	–2,091	–1,968	6
Segment contribution	864	746	16
Segment profitability	29%	27%	2pp
Training Segment
External revenue	376	362	4
Segment expenses	–229	–226	1
Segment contribution	147	136	8
Segment profitability	39%	38%	1pp
Sybase Segment
External revenue	873	387	>100
Segment expenses	–647	–260	>100
Segment contribution	226	127	78
Segment profitability	26%	33%	–7pp

Product Segment

The Product segment is primarily engaged in marketing and licensing our software products and providing support for them. Support includes technical support for our products, assistance in resolving problems, providing user documentation, unspecified software upgrades, updates, and enhancements. The Product segment also performs certain custom development projects. The Product segment includes our sales, marketing, and service and support lines of business.

In 2011, revenue in the Product segment increased 11% to €10,025 million (2010: €9,020 million). This growth reflects a 13% increase from changes in volumes and prices and a 2% decrease from currency effects. The reason for this growth was the rise in software license sales, which in turn led to an increase in support revenue. Software revenue, which is added to revenues in the Product segment, rose by 19% to €3,282 million (2010: €2,766 million). This growth reflects a 22% increase from changes in volumes and prices and a 3% decrease from currency effects. Support revenue increased by

Part I

Item 5

9% to €6,302 million (2010: €5,776 million). This growth reflects a 10% increase from changes in volumes and prices and a 1% decrease from currency effects. Subscription and other software-related service revenue declined 3% to €377 million (2010: €387 million). All regions contributed to the increased revenue in the Product segment.

In 2011, expenses in the Product segment increased 13% to €4,085 million (2010: €3,625 million). Expenses from software sales account for approximately 56% of total expenses in the Product segment, whereas approximately 16% of total expenses in the Product segment are attributable to marketing and approximately 28% to support services. The increased expenses in the Product segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Product segment rose by 10% to €5,940 million (2010: €5,395 million), representing segment profitability of 59% (2010: 60%).

Consulting Segment

The Consulting segment is primarily engaged in the implementation of our software products.

In 2011, revenue in the Consulting segment increased 9% to €2,955 million (2010: €2,714 million). This growth reflects a 10% increase from changes in volumes and prices and a 1% decrease from currency effects. Geographically, all regions contributed to this segment revenue increase, with the Americas and APJ regions contributing most significantly.

Expenses in the Consulting segment rose by 6% to €2,091 million (2010: €1,968 million). The increased expenses in the Consulting segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Consulting segment rose 16% to €864 million (2010: €746 million), representing segment profitability of 29% (2010: 27%).

Training Segment

The Training segment is primarily engaged in providing educational services on the use of our software products and related topics for customers and partners. Training services include traditional classroom training at SAP training facilities, customer and partner training, user training, and e-learning.

In 2011, revenue in the Training segment increased 4% to €376 million (2010: €362 million). This growth reflects a 6% increase from changes in volumes and prices and a 2% decrease from currency effects. The EMEA and Americas regions were the primary contributors to this growth in revenue. With an increase of 19%, growth was particularly high in Latin America. The APJ region recorded a decline of 2%.

Expenses in the Training segment rose 2% to €230 million (2010: €226 million). The increased expenses in the Training segment are the result of increased business operations following the rise in demand in 2011.

The contribution of the Training segment rose 8% to €147 million (2010: €136 million), representing segment profitability of 39% (2010: 38%).

Sybase Segment

The Sybase segment is primarily engaged in implementing our vision of a wireless enterprise for customers and partners. To this end, we supply enterprise software and mobile software solutions for information management, development, and integration.

The contribution of the Sybase segment to overall segment results is determined using a different approach than that used for the other segments. The Sybase segment includes development, administration, and other costs that do not apply to the other segments.

Sybase was acquired in 2010, so 2010 revenue and expenses for the Sybase segment are for five months only.

Part I

Item 5

In 2011, revenue in the Sybase segment increased 126% to €873 million (2010: €387 million). This growth reflects a 130% increase in volume and price changes (taking into account that revenue figures were only available for five months in the previous year), and a 5% decrease from currency effects.

Expenses in the Sybase segment rose 149% to €646 million (2010: €260 million).

The contribution of the Sybase segment rose 78% to €226 million (2010: €127 million), representing segment profitability of 26% (2010: 33%).

Financial Income

In 2011, financial income improved to €–38 million (2010: €–67 million). Our finance income was €123 million (2010: €73 million) and our finance costs were €161 million (2010: €140 million).

Finance income mainly consists of interest income from loans and receivables (cash, cash equivalents, and current investments), which was €64 million in 2011 (2010: €34 million). This increase is attributable mainly to the higher average liquidity than in 2010.

Finance costs mainly consist of interest expense on financial liabilities (€123 million in 2011 compared to €77 million in 2010). This year-over-year increase resulted mainly from the financial debt incurred in connection with the Sybase acquisition. We used bank loans, bonds, and private placements to finance this acquisition. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b).

Another factor in financial income in 2011 was the derivatives we utilize to execute our financial risk management strategy. The associated fair value effects were reflected in interest income of €37 million (2010: €25 million) and interest expenses of €37 million (2010: €31 million).

Income Tax

Our effective tax rate increased to 27.9% in 2011 (2010: 22.5%). The main reason for this significant year-over-year difference is the change in the measurement of the TomorrowNow litigation provision. While 2010 saw a tax rate reduction of almost 5 percentage points as a result of the significant increase of the TomorrowNow litigation provision, in 2011 we experienced an effective tax rate increase resulting from the reduction of the same provision. However, this increase was offset by tax effects related to intercompany financing. For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Our 2010 Results Compared to Our 2009 Results (IFRS)

Revenue

Revenue

€ millions	2010	2009	Change in % 2010 vs 2009
Software revenue	3,265	2,607	25%
Support revenue	6,133	5,285	16%
Subscription and other software-related service revenue	396	306	29%
Software and software-related service revenue	9,794	8,198	19%
Consulting revenue	2,197	2,074	6%
Other service revenue	473	400	18%
Professional services and other service revenue	2,670	2,474	8%
Total revenue	12,464	10,672	17%

Part I

Item 5

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

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. Subscription and other software-related service revenue represents fees earned from software subscriptions, in the cloud offerings, rentals, and other types of software-related service contracts.

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

Our customer base increased again in 2010. Based on the value of software orders received, excluding Sybase, 18% of our software orders received in 2010 were attributable to deals with new customers (2009: 17%). The value of software orders received, excluding Sybase, increased 21% year over year. The total number of new software deals closed, excluding Sybase, increased by 5% to 44,875 (2009: 42,639).

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

Part I

Item 5

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

Revenue by Region and Industry

Revenue by Region

€ millions	2010	2009	Change in % 2010 vs 2009
Germany	2,195	2,029	8%
Rest of EMEA	4,068	3,614	13%
Total EMEA	6,263	5,643	11%
United States	3,243	2,695	20%
Rest of Americas	1,192	925	29%
Total Americas	4,435	3,620	23%
Japan	513	476	8%
Rest of APJ	1,253	933	34%
Total APJ	1,766	1,409	25%
Total revenue	12,464	10,672	17%

Part I

Item 5

Revenue by Industry

€ millions	2010	2009	Change in % 2010 vs 2009
Manufacturing Discrete	2,190	1,910	15%
Manufacturing Process	1,255	1,038	21%
Consumer Products	1,243	1,056	18%
Energy & Natural Resources	1,796	1,457	23%
Services	1,959	1,776	10%
Financial Services	1,058	909	16%
Public Services	1,246	1,086	15%
Retail & Wholesale	1,124	921	22%
Healthcare & Life Sciences	593	519	14%
Total revenue	12,464	10,672	17%

Revenue by Region

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

The Americas Region

Of our 2010 total revenue, 36% (2009: 34%) was recognized in the Americas region. Revenue in the region increased 23% to €4,435 million in 2010. Revenue from the United States rose 20% to €3,243 in 2010, which represents an increase of 13% from changes in volumes and prices and a 7% increase from currency effects. The United States contributed 73% (2009: 74%) of the Americas region revenue. Revenue from the rest of the Americas region increased 29% to €1,192 million, which represents an increase of 15% from changes in volumes and prices and a 14% increase from currency effects. This revenue was principally generated in Canada, Brazil, and Mexico. In 2010, software and software-related service revenue from our Americas region grew 26% to €3,427 million (2009: €2,718 million). This growth included a 9% increase from currency effects. Software and software-related service revenue represented 77% of all revenue in the Americas region in 2010 (2009: 75%).

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

Part I

Item 5

region achieved software and software-related service revenue growth of 30% (including 17% from currency effects) to reach €1,485 million (2009: €1,144 million). Software and software-related service revenue represented 84% of all revenue in the APJ region in 2010 (2009: 81%).

Revenue by Industry

To help us better meet the requirements of existing and potential customers, we restructured our industry groups in 2011, and now serve nine sectors rather than six as in 2010. Accordingly we have adjusted our 2010 to 2009 comparison to nine industry sectors.

Based on the new nine industry sector structure and in comparison with our total revenue change in 2010, we outperformed in the energy & natural resources industry sector with revenue of €1,796 million, which represents a growth rate of 23%, in retail & wholesale with an increase of 22% to €1,124 million, in manufacturing process with revenue of €1,255 million and an increase of 21% and in consumer products, where our total revenue amounted to €1,243 million, representing an increase of 18% compared to 2009. Financial services industries revenue grew 16% to €1,058 million. Healthcare & lifesciences achieved €593 million revenue and a year-over-year growth rate of 14%. Public services achieved €1,246 million revenue at a growth rate of 15%; discrete manufacturing industries revenue was €2,190 million, an increase of 15%, and service industries revenue grew 10% to €1,959 million.

Operating Profit and Margin

Total Operating Expenses

€ millions	2010	% of total revenue	2009	% of total revenue	Change in % 2010 vs 2009
Cost of software and software-related services	–1,823	–15%	–1,658	–16%	10%
Cost of professional services and other services	–2,071	–17%	–1,851	–17%	12%
Research and development	–1,729	–14%	–1,591	–15%	9%
Sales and marketing	–2,645	–21%	–2,199	–21%	20%
General and administration	–636	–5%	–564	–5%	13%
Restructuring	3	0%	–198	–2%	<–100%
TomorrowNow litigation	–981	–8%	–56	–1%	>100%
Other operating income/expense, net	9	0%	33	0%	–73%
Total operating expenses	–9,873	–79%	–8,084	–76%	22%

Operating Profit and Operating Margin

€ millions, except for operating margin	2010	2009	Change in % 2010 vs 2009
Operating profit	2,591	2,588	0%
Operating margin in %	20.8%	24.3%	–3.5pp

Part I

Item 5

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

Part I

Item 5

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

Part I

Item 5

Segment Profitability

€ millions, unless otherwise stated	2010	2009	Change in % 2010 vs. 2009
Product Segment
External revenue	9,020	7,846	15
Segment expenses	–3,625	–3,115	16
Segment contribution	5,395	4,731	14
Segment profitability	60%	60%	0pp
Consulting Segment
External revenue	2,714	2,498	9
Segment expenses	–1,968	–1,717	15
Segment contribution	746	781	–4
Segment profitability	27%	31%	–4pp
Training Segment
External revenue	362	332	9
Segment expenses	–226	–217	4
Segment contribution	136	115	18
Segment profitability	38%	35%	3pp
Sybase Segment
External revenue	387	0	N/A
Segment expenses	–260	0	N/A
Segment contribution	127	0	N/A
Segment profitability	33%	N/A	N/A

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

Product segment revenue increased 15% from €7,846 million in 2009 to €9,020 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 7% increase from currency effects. The increase was driven by an increase in customer licensing of our software, which in turn contributed to an increase in support revenue. Software revenue as part of the total Product segment revenue increased 17% from €2,373 million in 2009 to €2,766 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 9% increase from currency effects. Support revenue increased 14% from €5,076 million in 2009 to €5,776 million in 2010. This growth reflects an 8% increase from changes in volumes and prices and a 6% increase from currency effects. Subscription and other software-related service revenue increased 28% from €304 million in 2009 to €387 million in 2010.

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

Part I

Item 5

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

Part I

Item 5

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

Approximately 69% and 67% of our total revenue 2011 and 2010, respectively, was attributable to operations in non-euro participating countries. As a result, those revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had an unfavorable impact on our total revenue of €195 million, profit before tax of €147 million and profit after tax of €123 million for 2011, and had favorable impacts on our total revenue of €705 million, profit before tax of €68 million and profit after tax of €72 million for 2010. For 2009 the euro had favorable impacts on our total revenue of €18 million and our profit after tax of €1 million, whereas the euro had unfavorable impacts on our profit before tax of €12 million. In addition, we held foreign currency options as of December 31, 2011 to partially hedge the cash flow risk from the consideration expected to be paid in U.S. Dollar for the acquisition of SuccessFactors, Inc. For more information see Note (4).

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

Part I

Item 5

OUTLOOK

Future Trends in the Global Economy

The European Central Bank (ECB) expects serious structural problems to continue in the advanced economies in 2012. The ECB believes tension on the international financial markets will persist, and hamper recovery. It expects the resilient emerging markets will drive the growth in the global economy. The International Monetary Fund (IMF) projects global economic growth in the middle of the single-digit percentage range in 2012, that is to say, slightly slower than in 2011. It forecasts that the growth rate in the advanced economies will be in the low single-digits, but trending upward. It projects growth in the upper single-digit percentages in the emerging markets.

In the Europe, Middle East, and Africa (EMEA) region, the ECB expects that the economy of the euro area will gradually recover in 2012. The recovery will, it suggests, be supported by solid global demand, very low short-term interest rates, and steps to stabilize the functionality of the financial sector. However, the real economy will be held back somewhat by problematic financial markets and government bond markets in the euro area. In contrast, the Organisation for Economic Co-operation and Development (OECD) expects a mild recession in the euro countries in the first half of 2012. It expects some recovery in the second half, encouraged by government confidence-building measures. According to the ECB, the slow pace of political reform, continuing social unrest, and an uncertain global economy will impede growth and affect overall economic stability in some countries in the Middle East and North Africa in 2012.

In the Americas region, the ECB foresees a slowing of economic recovery in early 2012. The reasons for this include: Slow progress on the U.S. labor market and adverse conditions on the financial markets. The ECB also expects changes in U.S. public spending and finances to hold back growth even further as temporary reductions in taxes and support for unemployment programs come to an end, although the unemployment situation eased unexpectedly in early 2012. The OECD does not expect the U.S. economy to regain momentum until after 2012.

In the Asia Pacific Japan (APJ) region, divergent trends in Japan and the emerging markets will continue in 2012, says the ECB. The Japanese economy will benefit from growing domestic demand generated by continued reconstruction and more government stimulus programs, but will be held back by easing global demand, the ECB forecasts. The OECD also expects the Japanese economy could already see a slowdown in growth by the second half of the year if government reconstruction measures are not continued. According to the ECB, the emerging markets of Asia will see economic growth losing some momentum in 2012, but growth is still expected to be strong. This is because of the expected turbulence on the financial markets worldwide and weak economies in some of the leading advanced countries, it explains.

The various institutions still expect that their forecasts will be affected by high uncertainty and significant risks. The ECB believes the tensions on the financial markets may become even more problematic. The OECD predicts the sovereign debt crisis in the euro area and fiscal policy issues in the United States may affect global economic growth.

IT Market: The Outlook for 2012

The global IT market will continue to expand in 2012, and it will do so more quickly than the global economy as a whole, according to International Data Corporation (IDC), a market research firm based in the United States.

The rate of growth in the industrialized and emerging economies will again be mixed, IDC expects. IDC believes that in 2012 the IT market will expand only minimally in the industrialized economies but quite substantially in the

Part I

Item 5

emerging economies — some of which could see double-digit percentage growth. Investment bank Goldman Sachs is more circumspect than IDC in this regard. It predicts that global IT spending will grow much more slowly in 2012 than it did in 2011.

In 2012, analysts identify the greatest market potential in five areas. Cloud computing is expected to move beyond Software as a Service (SaaS). Mobile and mobile apps are flourishing and becoming more important for enterprises. The analytics market is expected to expand, driven by the increasing need for simulations, predictions, and optimization. Databases that can handle high data volumes are becoming strategic and are renewing the relationship between business and information technology. And in the slipstream of these trends, applications will be surging ahead as well.

For its current EMEA region outlook IDC has revised its predictions for 2012 especially for Western Europe. It believes the ongoing debt crisis in the euro area will increasingly impact the economy and that companies will respond by investing less. Consequently, IT market growth in Western Europe will not exceed the low to middle single digit percentages in 2012, IDC forecasts.

Similarly, IDC has revised its outlook for the Americas region, and in particular for the United States compared with previous calculations. It expects the U.S. IT market to expand by a percentage in the middle of the single-digit range: Growth will be slightly slower in the hardware segment, but there will be constant single-digit growth in the software segment, it believes.

Looking at the Asia Pacific Japan region, IDC predicts that IT sales in Japan will continue to recuperate from the impact of the March 2011 earthquake and tsunami. It expects the segment to grow several percent in 2012 with the help of publicly financed reconstruction programs. In the emerging economies of Asia, IDC expects double-digit IT sales growth.

In other words, IDC’s worries about the growth of the IT market in 2012 apply chiefly to Western Europe and the United States. IDC believes the risk to be greater there than elsewhere that IT spending might decline. The analysts remain optimistic in their projections and risk analyses for other countries. UBS, a major Swiss bank, views the market prospects and risks for North America in a rather more positive light than those for Western Europe. It believes that the public sector and the financial services industry in those countries may buy fewer IT services than before.

Forecast for SAP

Strategy for Profitable Growth

SAP seeks profitable growth across its portfolio of products and services. Our goal is to double our addressable market to US$230 billion and increase the number of people who use and benefit from SAP solutions to one billion by 2015. Our ability to deliver software-based innovation and value in target growth areas of applications, analytics, mobile, cloud, and database and technology, positions us favorably in segments of the enterprise market with higher growth than expected global GDP rates. SAP continues to invest and increase its presence and market share in countries experiencing high growth, such as Brazil, China, India, and Russia. At the same time, SAP’s combination of a stable, consistent core, together with breakthrough innovations, continues to expand our business in all operating regions, with double-digit growth in each region in 2011.

SAP’s ongoing growth depends on our ability to deliver innovative solutions to market and drive ongoing value for our customers. We continue to improve our research and development effectiveness, working in leaner teams to accelerate innovation cycles and engage more closely with our customers. We also are investing in our go-to-market channels to expand capacity and drive greater volume sales, while expanding our technology partner ecosystem to foster co-innovation as a force multiplier in creating new business value for our customers.

Part I

Item 5

Go-to-Market Investment Delivers Customer Value

SAP goes to market by region, customer segment, and industry. In each region, we concentrate our sales efforts on the fastest-growing markets with the most business potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers in line-of-business functions (for example, human resources, sales, and marketing) and users of business analytics. We continue to provide companies of any size — small, midsize, and large — with new software purchasing options that align to their specific budgetary, resource and deployment preferences. In 2011, we reached a milestone of more than 1,000 companies running SAP Business ByDesign, which small businesses and midsize companies can use as a cloud-based platform. In addition, we introduced new cloud-solutions for large enterprises built on SAP Business ByDesign.

Greater Volume and Co-Innovation Through an Open Ecosystem

SAP continues to engage an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation. SAP and its vibrant partner ecosystem offer greater choice and business value through the power of co-innovation, appealing to customers that want to avoid being “locked in” to a single vendor. SAP channel partners offer customers knowledgeable local delivery of solutions across industries and geographies. In 2011, SAP continued to substantially increase the share of our software revenue that we generate through indirect channels. SAP technology partners continue to drive our research agenda, enhance the SAP solution portfolio, and monetize new technology breakthroughs.

Organic Growth and Targeted Acquisitions

Organic growth remains the primary driver of SAP’s strategy. We continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. Our open ecosystem strategy enables us to leverage the innovative potential of our partners to drive customer value. We also will continue to acquire targeted, strategic, and “fill-in” technology to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs. On that front, we will be concentrating on the SuccessFactors acquisition and thus expanding our cloud business in 2012.

Operational Targets for 2012 (Non-IFRS)

Revenue and Operating Profit Outlook

In light of our continuing focus on the cloud business and considering our recent acquisition of SuccessFactors, we are widening the range of revenues for which acquisition-related deferred revenue write downs are adjusted for in determining our non-IFRS revenue and profit numbers. We continue to adjust for deferred revenue write downs, i.e. for revenues that would have been recognized had the acquired entities remained stand-alone entities but that we are not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. However, in the definitions of our non-IFRS measures used through 2011, such adjustments for deferred revenue write downs were limited to support revenue. From 2012 onwards, we will additionally make such deferred revenue write down adjustments for cloud subscription revenue and other similarly recurring revenues. All other non-IFRS measures will remain unchanged. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we do not restate prior period non-IFRS measures to align with the new definition.

Part I

Item 5

The Executive Board is providing the following outlook for the full-year 2012 from today’s perspective:

•

We expect full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10% to 12% at constant currencies (2011: €11.35 billion). This includes a contribution of up to 2 percentage points from SuccessFactors’ business.

•

We expect full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion to €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors is expected to be in a similar range.

•	We project a full-year 2012 IFRS effective tax rate of 26.5% to 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% to 28.0% (2011: 26.6%).

The growth we expect in software and software-related service revenue (non-IFRS) is based on our expectation of double-digit growth, at constant currencies, in our software revenue. The increase we expect in non-IFRS operating profit is based on the expectation that the operating margin, not including the SuccessFactors acquisition, will increase by 50 basis points due to increased total revenue and efficiency gains.

We present the following reconciliation from our 2011 IFRS software and software-related service revenue, IFRS total revenue, IFRS operating profit, and IFRS operating margin to the non-IFRS equivalents to facilitate comparison between IFRS numbers and the non-IFRS numbers in our 2012 outlook:

Reconciliations of IFRS to Non-IFRS Numbers for 2011

€ millions, unless otherwise stated	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Operating Expenses1)	Discontinued Activities3)	Non-IFRS Financial Measure
Software and software-related service revenue	11,319	27	N/A	N/A	11,346
Total revenue2)	14,233	27	N/A	N/A	14,260
Operating profit2)	4,881	27	519	–717	4,710
Operating margin in %	34.3	0.1	3.6	–5.0	33.0

1)	Included in operating expenses are acquisition-related charges, share-based payment expenses, and restructuring charges.

2)	These financial measures are the numerator or the denominator in the calculation of our IFRS and non-IFRS operating margin, and are included in this table for transparency.

3)	The discontinued activities include the results of our discontinued TomorrowNow business.

Goals for Liquidity and Finance

We seek to maintain a positive net liquidity position at the end of 2012. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, only if market conditions are advantageous. Depending on the level of net liquidity we seek to achieve, we intend to continue to consider repurchasing shares for treasury in the future, but not before the fourth quarter of 2012.

Part I

Item 5

Investment Goals

Excepting acquisitions, our planned capital expenditures for 2012 will be covered in full by operating cash flow and will chiefly be spent on new information technology.

As part of our growth and innovation strategy, we plan to invest around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second largest economy. We have successfully grown our business in China over the past 20 years and now want to scale our operations to fully meet the needs of both enterprises and our ecosystem. Our SAP Labs and SAP Research facilities there will continue to drive innovation for our Chinese customer base. We will also create more research and development facilities, and hire the best people to work for us. Our objective is to help drive sustainable growth in China through informatization.

SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries. We have also opened a nearshore delivery center in Romania, and are looking to hire 400 consultants in that country by 2014. We intend to invest between €30 million and €40 million into the center, which is the overall investment that will go into training programs for employees and the cost of the headquarters. Further, we have decided to set up a new nearshore services center in Portugal, which we expect to be operational in the first half of 2012. The new services center will create 100 new jobs in 2012. These nearshore centers will be SAP’s first units of this kind, working with clients across Europe, the Middle East, and Africa (EMEA).

Proposed Dividend

We plan to continue our dividend policy, which is that the payout ratio should be approximately 30% excluding the TomorrowNow litigation effect in the calculation. This results in a dividend of

€0.75 per share representing a payout ratio of 30% excluding the TomorrowNow litigation effect from the calculation.

In addition, we propose to reward our shareholders with a special dividend of €0.35 per share due to the 40th anniversary of SAP.

If the Annual General Meeting of Shareholders so resolves, we will therefore increase the dividend from €0.60 to €1.10 per share in 2012.

Premises on Which our Outlook is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and our expectation that we will not benefit from any effects in 2012 from a major acquisition, without regard to the acquisition of SuccessFactors.

Medium-Term Prospects

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategy is to increase software and software-related service revenue and our operating margin through greater efficiency across all sales channels, services, our support infrastructure, and research and development.

From today’s perspective we are aiming to increase our revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%.

To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

Part I

Item 5

•	We want to extend our leadership in mobile computing.

•	We want to become a profitable market leader in cloud computing, generating €2 billion revenue in this segment by 2015.

•	We want to become the fastest-growing provider of databases and technology.

Our plan is for indirect sales to be contributing up to 40% of total revenue by 2015.

SAP’s vision to help the world run better comes to life in product innovation that drives business value for our customers. By delivering on our product road map, SAP is powering a market-wide transformation in how people and organizations work together and run better. Building on a track record of innovation, SAP is again at the forefront of a major shift in the IT sector, away from commoditized hardware and toward renewed investment in differentiating IT: business software that drives efficiency, agility, and growth.

The stability and consistency of SAP’s core suite of applications is a competitive advantage for SAP and our customers. In 2011, SAP committed to faster cycles of innovation with minimum disruption to customer operations, and extended maintenance for core applications until 2020. This long-term planning security differentiates SAP within the software industry and demonstrates our commitment to our customers’ success. Our customer-focused innovation strategy also concentrates on three areas that will transform the way business is done – mobile computing, in-memory computing, and cloud computing. This combination of nondisruptive innovation at the core and breakthrough innovation helps our customers lower total cost of ownership, increase productivity, and accelerate their own business innovation at the same time. It will enable us to provide business value and grow our business in the five market categories on which we focus: applications; analytics; mobile; cloud; and database and technology.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Centralized Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets provide a strategic reserve, helping to keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

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

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our

Part I

Item 5

growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2011, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of A-, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than A-, and such investments were not material in 2011.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

To expand our business, we have made and expect to continue making acquisitions of businesses, products, and technologies. For more information about the financial debt incurred in 2010 for that purpose, mainly in connection with the acquisition of Sybase, see the Cash Flows and Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, confidence, and financial flexibility.

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

Cash Flows and Liquidity

Total Group liquidity on December 31, 2011, primarily comprised amounts in euros (€3,737 million) and U.S. dollars (€833 million). Current investments are included in other financial assets on the statement of financial position. Bank loans, private placement transactions, and bonds are included within financial liabilities on the statement of financial position. Financial debt on December 31, 2011, primarily comprised amounts in euros (€2,999 million) and U.S. dollars (€966 million). Around 3% of our financial debt is held at variable interest rates and is not hedged.

Part I

Item 5

Analysis of Net Liquidity

€ millions	2011	2010	Change
Cash and cash equivalents	4,965	3,518	1,447
Current investments	636	10	626

Total Group liquidity	5,601	3,528	2,073

Current bank loans	101	1	100
Current private placement transaction	423	0	423
Current bond	600	0	600

Net liquidity 1	4,477	3,527	950

Non-current bank loans	1	1,106	–1,105
Non-current private placement transaction	1,240	1,071	169
Non-current bond	1,600	2,200	–600

Net liquidity 2	1,636	–850	2,486

Total Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

Total financial debt consists of current financial liabilities (for example, overdrafts, current bank loans, bonds or private placements) and non-current financial liabilities (for example, non-current bank loans, bonds, or private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).

Net liquidity is total Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.

The increase in total Group liquidity from 2010 was mainly due to the positive cash inflows from our operations.

Part I

Item 5

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flows

	Years ended December 31,
€ millions	2011	2010	2009	Change in % 2011 vs. 2010	Change in % 2010 vs. 2009
Net cash flows from operating activities	3,775	2,922	3,019	29	–3
Net cash flows from investing activities	–1,226	–3,994	–299	–69	>100
Net cash flows from financing activities	–1,176	2,520	–2,170	<–100	<–100

Analysis of Consolidated Statements of Cash Flow: 2011 compared to 2010

Net cash provided by operating activities improved €853 million or 29% to €3,775 million in 2011 (2010: €2,922 million). The year’s good sales figures were the factor with the greatest effect on operating cash flow in 2011. By effective management of working capital, we were again able to reduce the days’ sales outstanding (DSO) for receivables, defined as average number of days from revenue recognition to cash receipt from the customer. In 2011, we reduced DSO by five days to 60 days (2010: 65 days).

Cash outflows from investment activities totaled €1,226 million in 2011, much reduced from the 2010 figure of €3,994 million. In 2011, cash outflows were mainly driven by investments in time deposits and German government bonds, and also by our business and infrastructure following the acquisition of tangible and intangible assets. In 2011, we paid €188 million for the acquisition of consolidated companies compared to €4,194 million in 2010. Much of the 2010 outflow was attributable to the purchase price paid for the acquisition of Sybase.

Cash outflows from financing activities totaled €1,176 million in 2011, compared to cash inflows of €2,520 million in 2010. Our 2011 cash outflows were mainly due to the repayment of a credit facility we entered into in connection with our acquisition of Sybase. This was partly offset by a private placement completed in the United States on June 1, 2011, which led to a cash inflow of US$750 million. In the previous year, cash inflows were driven mainly by the incoming payments from our financing activities related to the acquisition of Sybase.

The increase in total dividend to €713 million was due to an increase in the dividend paid from €0.50 per share in the previous year to €0.60 in the reporting year (total dividend payout in 2010: €594 million). In 2011, we repurchased shares for treasury in the amount of €246 million (2010: €220 million).

Analysis of Consolidated Statements of Cash Flow: 2010 Compared to 2009

Net cash provided by operating activities decreased €97 million or 3% to €2,922 million in 2010 (2009: €3,019 million). The comparative operating cash inflows in 2009 had, however, been supported by payments from customers on trade receivables for which payment was deferred in 2008 in the context of that year’s financial crisis. The €102 million we paid out in connection with the TomorrowNow litigation had a negative effect on 2010 operating cash flows. This was partly offset by the effective management of our working capital as evidenced by a decrease of our average collection period, which is measured in days sales outstanding, or DSO (defined as average number of days from

Part I

Item 5

revenue recognition to cash receipt from the customer) by 14 days from 79 days in 2009 to 65 days in 2010.

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

Net cash inflows from financing activities were €2,520 million in 2010 compared to net cash outflows of €2,170 million in 2009. The net cash inflows in 2010 were mainly due to the proceeds from our financing transactions conducted in connection with the Sybase acquisition. In total, the financing transactions conducted in 2010 led to cash inflows in the amount of €5,380 million of which €2,196 million were used to partly repay the acquisition-related term loan and assumed outstanding convertible bonds from Sybase. The net cash outflows in 2009 were mainly due to the repayment of the credit facility we entered into in connection with our acquisition of Business Objects. The dividend distributed in 2010 was €594 million, unchanged from the previous year (2009: €594 million). We repurchased shares for treasury in the amount of €220 million in 2010 (2009: €0 million).

Credit Facilities

Other sources of capital are available to us through various credit facilities, if required.

We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December

2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 45 to 75 basis points that depends on the amount drawn. We pay a commitment fee of 15.75 basis points per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility. Consequently, there were no borrowings outstanding under the facility as at December 31, 2011.

As at December 31, 2011, SAP AG had additional available credit facilities totaling approximately €490 million. As at December 31, 2011, there were no borrowings outstanding under these credit facilities. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2011, approximately €54 million was available through such arrangements. Total aggregate borrowings under these lines of credit amounted to €1 million as at December 31, 2011.

OFF-BALANCE SHEET ARRANGEMENTS

Several SAP entities have entered into operating leases for office space, hardware, cars and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual Obligations.” We believe we do not have forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

Part I

Item 5

CONTRACTUAL OBLIGATIONS

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2011:

Contractual obligations		Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations(1)	–4,567	–1,392	–1,552	–791	–832
Other non-current obligations on the statement of financial position(2)	92	1	7	3	81
Operating lease obligations(3)	878	212	345	190	131
Purchase obligations(3)	572	371	122	48	31

Total	–3,025	–808	–1,078	–550	–589

(1)	This represents bank loans, private placement transactions, bonds, other financial liabilities and interest thereon.

(2)	Amounts mainly consist of employee-related liabilities. Not included in the table are non-current tax liabilities of €408 million, which include provisions for uncertainties in income taxes.

(3)

See Note (23) to our Consolidated Financial Statements for additional information about operating lease and purchase obligations. Our expected contributions to our pension and other post employment benefit plans are not included in the table above. We expect to contribute in 2012 statutory minimum and discretionary amounts of €1 million to our German defined benefit plans and €47 million to our foreign defined benefit plans, all of which are expected to be paid as cash contributions. Our contributions to our German and foreign defined contribution plans have ranged from €132 million to €151 million in 2009 through 2011; we expect similar contributions to be made in 2012.

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

Part I

Item 5

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

Item 6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP AG, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(5)(6)(7)(10)	68	Chairman of the Supervisory Board	2003	2012
Pekka Ala-Pietilä(1)(6)(7)(10)	55	Co-founder and CEO Blyk Ltd.	2002	2012
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(10)	61	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2012
Bernard Liautaud(6)(11)	49	General Partner, Balderton Capital	2008	2012
Dr. h.c. Hartmut Mehdorn(1)(4)(5)	69	Chief Executive Officer, Air Berlin PLC, Rickmansworth, UK	1998	2012
Prof. Dr.-Ing. Dr. h.c. mult. Dr.-Ing. E.h. mult. Joachim Milberg(1)(2)(3)(6)(7)	68	Chairman of the Supervisory Board of BMW AG	2007	2012
Dr. Erhard Schipporeit(1)(3)(9)(10)	63	Management Consultant	2005	2012
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(6)	67	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2012
Lars Lamadé, Vice Chairman(2)(5)(8)(10)	40	Employee, Project Manager Service & Support	2002	2012
Thomas Bamberger(3)(8)	44	Employee, Chief Operating Officer Global Service & Support	2007	2012
Panagiotis Bissiritsas(2)(4)(6)(8)	43	Employee, Support Expert	2007	2012
Peter Koop(6)(8)	45	Employee, Industry Business Development Expert	2007	2012
Christiane Kuntz-Mayr(6)	49	Employee, Deputy Chairperson of the Works Council of SAP AG	2009	2012
Dr. Gerhard Maier(2)(3)(8)	58	Employee, Development Project Manager	1989	2012
Dr. Hans-Bernd Meier(12)	60	Retiree, independent Consultant for SAP Project	2011	2012
Stefan Schulz(4)(5)(6)(8)(10)	42	Employee, Development Project Manager	2002	2012

(1)	Elected by SAP AG’s shareholders on May 10, 2007.

(2)	Member of the General and Compensation Committee.

(3)	Member of the Audit Committee.

Part I

Item 6

(4)	Member of the Finance and Investment Committee.

(5)	Member of the Mediation Committee.

(6)	Member of the Technology and Strategy Committee.

(7)	Member of the Nomination Committee.

(8)	Elected by SAP AG’s employees on April 23, 2007.

(9)	Member of the Audit Committee and determined to be the Audit Committee financial expert.

(10)	Member of the Special Committee.

(11)	Elected by SAP AG’s shareholders on June 3, 2008, replaced August-Wilhelm Scheer who resigned from the Supervisory Board on the same day.

(12)	Replaced Willi Burbach who left the Supervisory Board on August 7, 2011

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

Certain current members of the Supervisory Board of SAP AG were members of supervisory boards and comparable governing bodies of enterprises other than SAP AG in Germany and other countries as of December 31, 2011. See Note (30) to our Consolidated Financial Statements for more detail. Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Bill McDermott, Co-CEO	2008	2017
Jim Hagemann Snabe, Co-CEO	2008	2017
Dr. Werner Brandt	2001	2013
Gerhard Oswald	1996	2014
Vishal Sikka	2010	2017

The following changes occurred in the Executive Board in 2011:

•

In July 2011, Angelika Dammann resigned as a member of the Executive Board. Following Angelika’s resignation, Werner Brandt, CFO of SAP, started to act as interim head of Global HR and interim labor relations director.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, Co-CEO (Vorstandssprecher), 50 years old, holds a master’s degree in business administration. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe.

Part I

Item 6

Besides the duties as Co-CEO, he is responsible for strategy, governance, corporate development, innovation, sales, field services, consulting, ecosystem activities, communications, and marketing.

Jim Hagemann Snabe, Co-CEO (Vorstandssprecher), 46 years old, holds a master degree in operational research. He joined SAP in 1990 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Bill McDermott. Besides the duties as Co-CEO, he is responsible for strategy, governance, corporate development, innovation, products and solutions development, communications, and marketing.

Werner Brandt, 58 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. He is responsible for finance and administration including investor relations and data protection and privacy. He is also responsible for Global Human Resources and is SAP’s Labor Relations Director (acting). Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc.

Gerhard Oswald, 58 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He became Chief Operating Officer on February 11, 2010. In this position he is responsible for SAP active global support, installed base maintenance & support, global IT, globalization services, quality governance & production, COO operations, university alliances, global user groups organization, chief process office, and SAP Labs network.

Vishal Sikka, 44 years old, holds a PH. D. degree in computer science from Stanford University. He joined SAP in 2002 and became a member of its Executive Board on February 7, 2010 leading technology and innovation. His responsibilities include the SAP technology platform and products, including database, application platform and middleware, collaboration, business analytics, and search. He is also responsible for the development of new products and new business areas, including the SAP research, incubation, and new products organizations. Before joining the Executive Board, he was the first Chief Technology Officer at SAP, and prior to that was SAP’s Chief Software Architect. Before joining SAP, he was area vice president for platform technologies at Peregrine Systems, and prior to that he founded and led two start-up’s — Bodha, Inc. and IBrain Software.

The members of the Executive Board of SAP AG as of December 31, 2011 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (30) to our Consolidated Financial Statements. SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among the Supervisory Board and Executive Board members.

COMPENSATION REPORT

Compensation for Executive and Supervisory Board Members

This compensation report outlines the criteria that we applied for the year 2011 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based payment plans, shares held by

Part I

Item 6

Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation System for 2011

Executive Board members’ compensation for 2011 is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.

The Executive Board compensation package is performance-based. In 2011, it had four elements:

•	A fixed annual salary

•	A variable short-term incentive (STI) plan to reward performance in the plan year

•	A variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years

•	A share-based long-term incentive (LTI) plan tied to the price of SAP shares

The Supervisory Board set a compensation target for the sum of the fixed element and the two variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2011:

•	The fixed element is paid as a monthly salary.
•

The variable compensation under the STI plan depends on the SAP Group’s performance against the KPI target values for non-IFRS constant currency software and software-related service revenue growth and non-IFRS constant currency operating profit. In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 16, 2012, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in May 2012.

•

The variable compensation under the MTI plan depends on the SAP Group’s performance over the three years 2011 to 2013 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance over the three years 2011 to 2013 in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. The MTI pays out after the Annual General Meeting of Shareholders in 2014.

Part I

Item 6

•

The LTI component consists of the issue of virtual share options under the terms of the 2011 share option (SAP SOP 2010) plan. For the terms and detail of the SAP SOP 2010 plan, see the Notes to Consolidated Financial Statements section, Note (28). The number of virtual share options to be issued to each member of the Executive Board in 2011 by way of long-term incentive was decided by the Supervisory Board on March 18, 2011, with effect from June 9, 2011, and reflects the fair value of the virtual share options awarded.

The contracts of Executive Board members Bill McDermott and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

Executive Board Compensation System for 2012

There is a new compensation system for Executive Board members with effect from January 1, 2012, replacing the arrangements in place in 2011. It is more competitive, and more strongly aligned to the goals in our strategy for 2015.

In place of the four elements in the discontinued package (the fixed annual salary and the short-term, medium-term, and long-term incentive elements), future packages will have only three elements. Executive Board members will still receive a fixed salary, as they did in 2011. Their compensation will also still have a variable short-term incentive (STI) element, which will, as in the past, reward performance from year to year. However, the long-term incentive (LTI) element has been completely redesigned. The annual medium-term incentive (MTI) plans will be discontinued, although MTI allocations already made on or before December 31, 2011, will not be affected. The STI element will be scaled so that, assuming 100% target achievement and assuming the SAP share price is the same when any variable element pays out as it was when it was granted, the STI to LTI weighting will be approximately

30% to 70% for the co-CEOs and 42% to 58% for other members of the Executive Board.

The new long-term incentive element, the LTI Plan 2015, is called the RSU Milestone Plan 2015. It focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. “RSU” stands for “restricted share unit.” We established the LTI Plan 2015 at the beginning of 2012 as a standard LTI element in compensation packages for the years 2012 through 2015. It will pay out in the years 2016 through 2019, so the first payout will not be until after the end of 2015. In February 2012, each member of the Executive Board was allocated a certain number of SAP restricted share unit “virtual shares” for 2012. At the beginning of 2013, 2014, and 2015, the virtual share allocation process will be repeated for each of those years respectively. The number of restricted share units allocated to each member for a given year is his or her “milestone award” (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the LTI Plan 2015 terms) at the beginning of the year in question.

The number of RSUs an Executive Board member actually earns in respect of a given year could be greater or smaller than the initial allocation. It depends on Company performance against the objectives for that year (a year is a “performance period” in the Plan). The objectives derive from SAP’s strategy for the period to 2015. The Plan objectives relate to two key performance indicators (KPIs): our non-IFRS total revenue and our non-IFRS operating profit. The KPI targets have already been set for the entire life of the LTI Plan 2015 for the years 2012 to 2015.

After the end of each performance period (which is a Plan year), the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. There are objective-based performance hurdles to clear each year before any RSUs can vest. There is also a cap: Normally, the quantity

Part I

Item 6

of vested RSUs a member can attain in respect of a Plan year is capped at 150% of his or her initial RSU allocation for that year. The Company strategy underlying the LTI Plan 2015 focuses on where SAP aims to be by 2015, so the Plan gives greater weight to performance against the KPI targets for 2015 (the final year of the Plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years are not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failures to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may in the worst case lose all of the vested RSUs allocated to them for 2015.

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year (performance period) for which the RSU was allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the Plan retains his or her vested RSUs for completed Plan years but not any allocated but unvested RSUs for the year during which he or she leaves.

Each vested RSU entitles its holder to a (gross) payout corresponding to the price of one SAP share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

Subject to the requirements in the German Stock Corporation Act, section 87 (1), the Supervisory Board is entitled to revise the STI and the LTI in extraordinary and unforeseeable circumstances.

Executive Board Members’ Compensation in 2011

€ thousands		Fixed Elements	Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)2)
Bill McDermott (co-CEO)3)	1,279.9	408.0	3,935.5	950.0	6,573.4
Jim Hagemann Snabe (co-CEO)	1,150.0	107.6	3,271.2	950.0	5,478.8
Dr. Werner Brandt	700.0	29.7	1,979.6	577.0	3,286.3
Gerhard Oswald	700.0	34.5	1,979.6	577.0	3,291.1
Vishal Sikka4)	700.0	120.5	2,103.7	577.0	3,501.2
Dr. Angelika Dammann (member until July 8, 2011)5)	466.7	45.9	1,163.1	384.7	2,060.4

Total	4,996.6	746.2	14,432.7	4,015.7	24,191.2

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement of legal and tax advice fees, nonrecurring payments, use of aircraft, tax

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2011: €129,900; profit-sharing bonus for 2011: €664,300

4)	Includes a discrete payment arising through application of the fixed exchange-rate clause to the following item: profit-sharing bonus for 2011: €124,100

Part I

Item 6

5)

Angelika Dammann’s appointment as member of the Executive Board ended on July 8, 2011. Her contract with SAP AG ended on August 31, 2011. Due to the end of her contract on August 31, 2011 the number of virtual options issued to her in 2011 was reduced. The amount of the Short-Term Incentive includes pro rata temporis amounts of the STI 2011 (€585,000), the MTI 2011 (€330,300) and the MTI 2010 (€247,800).

Assuming 100% target achievement, the amounts the MTI 2011 and the MTI 2010 will pay out in 2013 and 2014 are as follows.

MTI Target Payouts

€ thousands	MTI 2011 Target Payouts 2014	MTI 2010 Target Payouts 2013
Bill McDermott (co-CEO)	820.0	820.0
Jim Hagemann Snabe (co-CEO)	820.0	820.0
Dr. Werner Brandt	495.5	495.5
Gerhard Oswald	495.5	495.5
Vishal Sikka	495.5	443.9

Total	3,126.5	3,074.9

The share-based payment amounts in 2011 result from the following virtual share option grants under the SAP SOP 2010.

Share-Based Payment Under SAP SOP 2010 (2011 Grants)

	2011 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant	Fair Value per Right on Dec. 31, 2011	Total Fair Value on Dec. 31, 2011
		€	€ thousands	€	€ thousands
Bill McDermott (co-CEO)	112,426	8.45	950.0	7.13	801.6
Jim Hagemann Snabe (co-CEO)	112,426	8.45	950.0	7.13	801.6
Dr. Werner Brandt	68,284	8.45	577.0	7.13	486.9
Gerhard Oswald	68,284	8.45	577.0	7.13	486.9
Vishal Sikka	68,284	8.45	577.0	7.13	486.9
Dr. Angelika Dammann (member until July 8, 2011)	45,523	8.45	384.7	7.13	324.6

Total	475,227		4,015.7		3,388.5

Part I

Item 6

Total Executive Board Payment in 2010, Including SAP SOP 2010 Share Options Granted

€ thousands	Fixed Elements		Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)2)
Bill McDermott (co-CEO)3)	1,355.2	196.4	1,920.6	950.0	4,422.2
Jim Hagemann Snabe (co-CEO)	1,150.0	114.5	1,648.7	950.0	3,863.2
Dr. Werner Brandt	700.0	18.4	997.7	577.0	2,293.1
Gerhard Oswald	700.0	97.6	997.7	577.0	2,372.3
Vishal Sikka4)	697.3	215.4	969.9	577.0	2,459.6
Dr. Angelika Dammann (member until July 8, 2011)	350.0	106.4	498.9	288.5	1,243.8

Total	4,952.5	748.7	7,033.5	3,919.5	16,654.2

1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement legal and tax advice fees, nonrecurring payments, security services, tax

2)	Fair value at the time of grant

3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €205,200; profit-sharing bonus for 2010: €271,900

4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: salary for 2010: €70,100; profit-sharing bonus for 2010: €76,100

Share-Based Payment Under SAP SOP 2010 (2010 Grants)

	2010 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant	Fair Value per Right on Dec. 31, 2010	Total Fair Value on Dec. 31, 2010
		€	€ thousands	€	€ thousands
Bill McDermott (co-CEO)	135,714	7.00	950.0	8.19	1,111.5
Jim Hagemann Snabe (co-CEO)	135,714	7.00	950.0	8.19	1,111.5
Dr. Werner Brandt	82,428	7.00	577.0	8.19	675.1
Gerhard Oswald	82,428	7.00	577.0	8.19	675.1
Vishal Sikka	82,428	7.00	577.0	8.19	675.1
Dr. Angelika Dammann (member until July 8, 2011)	41,214	7.00	288.5	8.19	337.5

Total	559,926		3,919.5		4,585.8

Part I

Item 6

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

The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

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

•

SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions are based on Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2011, SAP paid contributions for Bill McDermott totaling €470,800 (2010: €765,700) and for Vishal Sikka totaling €95,700 (2010: €153,200).

•

Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2011, SAP paid contributions totaling €283,800 (2010: €283,100).

•

Gerhard Oswald’s performance-based retirement plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits will increase by further annual contributions because he will remain a member of the Executive Board after his 60th birthday until his retirement on June 30, 2014.

Part I

Item 6

Total Projected Benefit Obligation (PBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands	Bill Mc Dermott (co-CEO)	Dr. Werner Brandt	Gerhard Oswald	Vishal Sikka	Dr. Angelika Dammann (Member until July 8, 2011)	Total
PBO January 1, 2010	958.1	902.8	3,626.2	0	0	5,487.1
Less plan assets market value January 1, 2010	42.5	655.1	2,874.2	0	0	3,571.8
Accrued January 1, 2010	915.6	247.7	752.0	0	0	1,915.3
Accrued January 1, 2010 (new Board members)	0	0	0	0.2	0	0.2
PBO change in 2010	115.1	381.5	501.2	13.3	62.9	1,074.0
Plan assets change in 2010	10.1	266.6	500.7	11.8	78.7	867.9
PBO December 31, 2010	1,073.2	1,284.3	4,127.4	46.7	62.9	6,594.5
Less plan assets market value December 31, 2010	52.6	921.7	3,374.9	45.0	78.7	4,472.9
Accrued December 31, 2010	1,020.6	362.6	752.5	1.7	–15.8	2,121.6
PBO change in 2011	66.3	215.4	358.1	6.4	50.0	696.2
Plan assets change in 2011	4.0	209.3	436.3	3.5	98.5	751.6
PBO December 31, 2011	1,139.5	1,499.7	4,485.5	53.1	112.9	7,290.7
Less plan assets market value December 31, 2011	56.6	1,131.0	3,811.2	48.5	177.2	5,224.5
Accrued December 31, 2011	1,082.9	368.7	674.3	4.6	–64.3	2,066.2

The table below shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2011.

Annual Pension Entitlement

€ thousands	Vested on December 31, 2011		Vested on December 31, 2010
Bill McDermott (co-CEO)1)	98.3		101.1
Dr. Werner Brandt	80.6		72.9
Gerhard Oswald	243.7	2)	228.1
Vishal Sikka1)	6.5		6.3
Dr. Angelika Dammann (member until July 8, 2011)	8.2		3.5

1)	The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America pension plan.

2)

Due to the extension of Gerhard Oswald’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2011.

Part I

Item 6

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

The following table presents the net present values of the postcontractual noncompete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2011. Actual postcontractual noncompete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Noncompete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Noncompete Abstention Payment
Bill McDermott (co-CEO)	June 30, 2017	5,545.2
Jim Hagemann Snabe (co-CEO)	June 30, 2017	4,621.8
Dr. Werner Brandt	December 31, 2013	3,154.4
Gerhard Oswald	June 30, 2014	3,118.8
Vishal Sikka	December 31, 2017	2,878.1

Total		19,318.3

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

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

Part I

Item 6

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

Payments to Executive Board Members Retiring in 2011

Angelika Dammann resigned from her position as Executive Board member with effect from July 8, 2011, with the approval of the Supervisory Board. She received the following payments in connection with her retirement with effect from August 31, 2011:

•	Angelika Dammann received a payment of €3,658,503 in relation to the early termination of her contract.

•

In July 2011, we waived the postcontractual noncompete provisions in her contract. The postcontractual noncompete provisions were subject to a termination notice of six months. As she retired at the end of August 2011, she received monthly abstention compensation of €103,650 corresponding to 50% of her final average contractual compensation for the remaining noncompete period of 4.5 months.

•

The rights that had been allocated to her under LTI 2010 and LTI 2011 did not lapse on her retirement but remain available to her without restriction until their expiration which in all cases is five years after grant.

Payments to Former Executive Board Members

In 2011, we paid pension benefits of €1,346,000 to Executive Board members who had retired before January 1, 2011 (2010: €1,290,000). At the end of the year, the PBO for former Executive Board members was €25,267,000 (2010: €24,878,000). Plan assets of €25,788,000 are available to service these obligations (2010: €25,120,000).

Executive Board Members’ Long-Term Incentives

Members of the Executive Board hold or held throughout the year share-based payment rights under the SAP SOP 2010, SOP Performance Plan 2009, SAP SOP 2007, SAP SOP 2002, and LTI Plan 2000, which were granted to them in previous years. For information about the terms and details of SAP SOP 2010, SOP Performance Plan 2009, and SAP SOP 2007, see the Notes to the Consolidated Financial Statements section, Note (28).

Part I

Item 6

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2011, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 are exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2010	40.80	135,714	6.69	—	—	—	—	135,714	5.69
	2011	48.33	112,426	7.44	—	—	—	—	112,426	6.44
Jim Hagemann Snabe (co-CEO)	2010	40.80	135,714	6.69	—	—	—	—	135,714	5.69
	2011	48.33	112,426	7.44	—	—	—	—	112,426	6.44
Dr. Werner Brandt	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44
Gerhard Oswald	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44

Vishal Sikka	2010	40.80	82,428	6.69	—	—	—	—	82,428	5.69
	2011	48.33	68,284	7.44	—	—	—	—	68,284	6.44
Dr. Angelika Dammann (member until July 8, 2011)	2010	40.80	41,214	6.69	—	—	—	—	41,214	5.69
	2011	48.33	68,284	7.44	—	—	—	22,761	45,523	6.44

Total			1,057,914					22,761	1,035,153

SOP Performance Plan 2009

The table below shows the current Executive Board members’ holdings, on December 31, 2011, of virtual share options issued under the SOP Performance Plan 2009.

The strike price for an option varies with the performance of SAP shares over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.

The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. In this case the options have been exercisable since May 2011.

Part I

Item 6

SOP Performance Plan 2009 Virtual Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Execu- tive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Jim Hagemann Snabe (co-CEO)	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Dr. Werner Brandt	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Gerhard Oswald	2009	variable	102,670	3.35	—	—	—	—	102,670	2.35
Vishal Sikka 1)	2009	variable	35,588	3.35	—	—	—	—	35,588	2.35

Total			446,268						446,268

1)	The holding was allocated before appointment to the Executive Board in 2010.

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2011, of virtual share options issued to them under the SAP SOP 2007 plan since its inception, including virtual share options issued to them both during and before their respective membership of the Executive Board.

The strike price for an option is 110% of the base price. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. The options issued in 2007 could be exercised with effect from June 2009, following expiration of the two-year vesting period. The options issued in 2008 have been exercisable since March 2010, following expiration of the two-year vesting period.

Part I

Item 6

SAP SOP 2007 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Options	Remaining Term in Years	Quantity of Options		Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)1)	2007	39.28	62,508	1.23	62,508	44.67	—	—	—	0.23
	2008	35.96	70,284	2.18	70,284	44.67	—	—	—	1.18
Jim Hagemann Snabe (co-CEO)1)	2007	39.28	37,505	1.23	37,505	43.92	—	—	—	0.23
	2008	35.96	56,228	2.18	56,228	43.92	—	—	—	1.18
Dr. Werner Brandt	2007	39.28	72,216	1.23	72,216	43.92	—	—	—	0.23
	2008	35.96	81,200	2.18	81,200	44.67	—	—	—	1.18
Gerhard Oswald	2007	39.28	72,216	1.23	72,216	43.92	—	—	—	0.23
	2008	35.96	81,200	2.18	81,200	43.92	—	—	—	1.18
Vishal Sikka1)	2007	39.28	12,502	1.23	12,502	43.92	—	—	—	0.23
	2008	35.96	17,571	2.18	—	—	—	—	17,571	1.18

Total			563,430		545,859				17,571

1)	The holding was allocated before appointment to the Executive Board in 2010.

SAP SOP 2002

The table below shows Executive Board members’ December 31, 2011, holdings of share options issued in previous years under the SAP SOP 2002 plan since its inception. The strike price for an SAP SOP 2002 share option is 110% of the base price of one SAP share. The base price is the arithmetic mean closing auction price for SAP shares in the Xetra trading system (or its successor system) over the five business days immediately before the issue date of that share option.

The strike price cannot be less than the closing auction price on the day before the issue date. The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on exercise each share option now entitles its beneficiary to four shares. For better comparability with the price of SAP shares since implementation of the capital increase, the following table shows not the number (quantity) of options but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per option. The number of shares shown in the table is four times the number of options, and the strike price for an option is four times the strike price per share shown in the table. The right to exercise options issued in 2006 expired in February 2011.

Part I

Item 6

SAP SOP 2002 Share Options

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Shares	Remaining Term in Years	Quantity of Shares	€	Quantity of Shares	Quantity of Shares	Quantity of Shares	Remaining Term in Years
Bill McDermott (co-CEO)1)	2006	46.48	77,296	0.10	—	—	—	77,296	—	—
Jim Hagemann Snabe (co-CEO)1)	2006	46.48	37,164	0.10	—	—	—	37,164	—	—
Dr. Werner Brandt	2006	46.48	87,292	0.10	—	—	—	87,292	—	—
Gerhard Oswald	2006	46.48	87,292	0.10	—	—	—	87,292	—	—
Vishal Sikka1)	2006	46.48	7,436	0.10	—	—	—	7,436	—	—

Total			296,480					296,480

1)	The holding was allocated before appointment to the Executive Board in 2010.

LTI Plan 2000

Beneficiaries under the LTI Plan 2000 could choose between convertible bonds and share options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of SAP shares the day before the bond was issued, while the option strike price varies with the performance of SAP shares over time against the S&P North Software-Software Index (the successor of the GSTI Software index). The issued options have a term of ten years and could only be exercised in portions of one-third each on specified dates after two-year, three-year, or four-year vesting periods respectively.

The strike prices for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP share on conversion of the bond. The strike prices are fixed and correspond to the quoted price of one SAP share on the business day immediately preceding the grant of the convertible bond. As a result of the issue on December 21, 2006, of bonus shares at a one-to-three ratio under a capital increase from corporate funds, on conversion each bond now entitles its beneficiary to four shares. For better comparability with the price of SAP shares since implementation of the capital increase, the following table shows not the number (quantity) of convertible bonds but the number (quantity) of shares to which they entitle the holder. Consequently, the strike prices shown are prices per share and not per bond. The number of shares shown in the table is four times the number of bonds, and the strike price for a bond is four times the strike price per share shown in the table.

The right to exercise share options and convertible bonds issued in 2001 expired in February 2011. On December 31, 2011, no current member of the Executive Board held share options or convertible bonds under the LTI Plan 2000.

Part I

Item 6

LTI Plan 2000 Convertible Bonds

	Year Granted	Strike Price per Share	Holding on January 1, 2011		Rights Exercised in 2011	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2011
		€	Quantity of Shares	Remaining Term in Years	Quantity of Shares	€	Quantity of Shares	Quantity of Shares	Quantity of Shares	Remaining Term in Years
Dr. Werner Brandt	2001	47.81	20,000	0.14	—	—	—	20,000	—	0
	2002	37.88	120,000	1.14	120,000	43.75	—	—	—	0.14
Gerhard Oswald	2001	47.81	88,000	0.14	—	—	—	88,000	—	0

Total			228,000		120,000			108,000

Total Expense for Share-Based Payment

In the report year and the prior year, total expense for the share-based payment plans of Executive Board members was recorded as follows.

Total Expense for Share-Based Payment

€ thousands	2011	2010
Bill McDermott (co-CEO)	1,053.5	382.9
Jim Hagemann Snabe (co-CEO)	1,052.9	373.8
Dr. Werner Brandt	621.9	355.2
Gerhard Oswald	621.9	355.2
Vishal Sikka	652.8	151.8
Dr. Angelika Dammann (member until July 8, 2011)	417.3	28.1

Total	4,420.3	1,647.0

Part I

Item 6

Shareholdings and Transactions of Executive Board Members

No member of the Executive Board holds more than 1% of the ordinary shares of SAP AG. Members of the Executive Board held a total of 20,560 SAP shares on December 31, 2011 (2010: 13,747 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2011.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price in €
Dr. Werner Brandt	February 15, 2011	Share purchase1)	120,000	37.8750
	February 15, 2011	Share sale1)	120,000	44.0854
	June 6, 2011	Share purchase	1,200	41.99
Dr. Angelika Dammann (member until July 8, 2011)	May 30, 2011	Share purchase	600	42.3750
Gerhard Oswald	May 31, 2011	Share purchase	1,163	42.9848
Bill McDermott (co-CEO)	June 9, 2011	Purchase of ADRs	1,960	41,897	2)
Jim Hagemann Snabe (co-CEO)	June 9, 2011	Share purchase	2,410	41.5965
Vishal Sikka	August 18, 2011	Purchase of ADRs	1,500	34,322	3)

1)	Sale and purchase of shares in line with the LTI Plan 2000

2)	Original purchase price was US$61.229 per unit

3)	Original purchase price was US$49.317 per unit

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2011 or the previous year.

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

Part I

Item 6

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

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 23, 2012, the compensation paid to Supervisory Board members in respect of 2011 will be as set out in the table below:

	2011				2010
€(000)	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	100.0	150.0	350.0	100.0	60.0	150.0	310.0
Lars Lamadé (deputy chairperson)	70.0	28.3	130.0	228.3	70.0	1.7	130.0	201.7
Pekka Ala-Pietilä	50.0	30.0	100.0	180.0	50.0	20.0	100.0	170.0
Thomas Bamberger	50.0	15.0	100.0	165.0	50.0	15.0	100.0	165.0
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Willi Burbach (until August 7, 2011)	33.3	16.7	66.7	116.7	50.0	10.0	100.0	160.0
Prof. Dr. Wilhelm Haarmann	50.0	50.0	100.0	200.0	50.0	31.7	100.0	181.7
Peter Koop	50.0	20.0	100.0	170.0	50.0	10.0	100.0	160.0
Christiane Kuntz-Mayr	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Bernard Liautaud	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Dr. Gerhard Maier	50.0	25.0	100.0	175.0	50.0	25.0	100.0	175.0
Dr. Hans-Bernd Meier (from August 8, 2011)	20.8	0	41.7	62.5	—	—	—	—
Dr. h.c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg	50.0	55.0	100.0	205.0	50.0	35.0	100.0	185.0
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	30.0	100.0	180.0	50.0	21.7	100.0	171.7
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0

Total	874.1	465.0	1,688.3	3,027.5	870.0	325.0	1,680.0	2,875.0

Part I

Item 6

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.

The total compensation of all Supervisory Board members in 2011 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,688,300 (2010: €995,000). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2010 and 2011 respectively.

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2011, the fees for such services totaled €358,800 (2010: €73,000).

Long-Term Incentives for the Supervisory Board

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 121,515,102 SAP shares on December 31, 2011 (December 31, 2010: 122,148,302 SAP shares), representing 9.895% (2010: 9.956%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP AG share capital at the end of 2011 or of the previous year. Members of the Supervisory Board held a total of 121,524,139 SAP shares on December 31, 2011 (December 31, 2010: 122,156,130 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2011:

Transactions in SAP Shares

	Transaction Date	Transaction		Quantity	Unit Price in €
Christiane Kuntz-Mayr	February 15, 2011	Share purchase	1)	3,128	32.3128
	February 15, 2011	Share sale	1)	3,037	44.0854
Dr. Gerhard Maier	November 15, 2011	Share sale	1)	12,600	43.8294

1)	Sale and purchase of shares in line with the LTI Plan 2000

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2011 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code.

Part I

Item 6

EMPLOYEES

Headcount

The following tables set forth the number of employees, measured in full-time equivalents by functional area and by geographic region:

	December 31, 2011				December 31, 2010				December 31, 2009
Full-time equivalents	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422
Professional services and other services	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348
Research and development	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814
Sales and marketing	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513
General and administration	2,073	1,120	542	3,735	2,053	1,005	518	3,576	1,919	724	408	3,051
Infrastructure	1,182	702	274	2,158	1,135	628	266	2,029	854	408	174	1,436
SAP Group (December 31)	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584
Thereof Acquisitions	264	49	90	403	1,174	1,975	1,084	4,233	158	73	0	231
SAP Group (months’ end average)	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769

1)	Europe, Middle East, Africa

On December 31, 2011, our total worldwide headcount expressed in FTEs was 55,765 (December 31, 2010: 53,513 FTEs). This represents an increase in headcount of 2,252 FTEs in comparison to 2010. Of the overall headcount increase in 2011, 403 resulted from acquisitions. The average number of employees in 2011 was 54,346 (2010: 49,970).

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

On December 31, 2011, the largest number of SAP employees (50%) were employed in the EMEA region (including 29% in Germany), while 28% were employed in the Americas region (including 19% in the United States) and 22% in the Asia Pacific Japan (APJ) region.

Because we invested in support in 2011, our support headcount increased in all regions. Our worldwide headcount in the field of software and software-related services grew 14% to 8,963 (2010: 7,885). Professional services and other services counted 13,268 employees at the end of 2011 – a slight increase of 1% (2010: 13,152). Our R&D headcount remained relatively stable in comparison to the prior year at 15,861 FTEs (2010: 15,884). Sales and marketing headcount grew 7% to 11,780 at the end of the year (2010: 10,987), because we also invested in the sales and marketing of our products and services in 2011 and employed more sales staff in all regions with a strong focus on the emerging markets. Our general and administration headcount increased 4% to 3,735 full-time employees at the end of the year (2010: 3,576). Our infrastructure employees, who provide IT and facility management services, numbered 2,158, an increase of 6% (2010: 2,029).

In the Americas region headcount increased by 690, or 5%; in the EMEA region the increase was 711 or 3%; in the APJ region it was 851 or 7%.

Part I

Item 6

Our personnel expense per employee was approximately €108,000 in 2011 (2010: approximately €105,000). The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people we employed, see the Notes to the Consolidated Financial Statements section, Note (8).

Employee Relations and Labor Unions

On a worldwide basis, we believe that our employee relations are excellent. Employees of SAP France S.A. and SAP Labs France S.A. are subject to a collective bargaining agreement.

On the legal entity level, the SAP AG works council represents the employees of SAP AG with 39 members; the employees of SAP Deutschland AG & Co. KG (SAP Germany) are represented by a works council with 31 members. For different areas of co-determination the entity-level works councils have elected committees. By law the works councils are entitled to consultation and, in some areas, to co-determination rights concerning labor conditions at SAP AG and SAP Germany. Other employee representatives include the group works council currently having seven members (members of the works councils of SAP AG and SAP Germany), the representatives of severely disabled persons in all entities and on group level (Germany) and the spokespersons committee as the representation of the executives.

Each of SAP France S.A., SAP Labs France S.A. and Sybase France SARL are represented by a French works council. A French works council is responsible for protecting the employees’ collective interests by ensuring that management considers the interests of employees in making decisions on behalf of the company. A French works council is entitled to certain company information and to consult with management on matters that are expected to have an impact on company structure or on the employees it represents. The union negotiates agreements with SAP France S.A. and SAP Labs France S.A. Some negotiations are compulsory under law. The staff representatives are obligated to present all individual or collective complaints regarding salary, policies or agreements between the employees and the company in question.

In addition, the employees of our subsidiaries SAP Espana S.A., SAP Belgium N.V., SAP Nederland B.V. and Sybase Nederland B.V. are also represented by works councils. Each of SAP (UK) Limited and SAP Ireland Limited has an employee consultation forum which represents the employees’ interests.

In the second half of 2012 SAP AG will have an European Works Council (EWC). The EWC will represent all SAP persons employed by SAP’s European entities. By law, the EWC will be entitled to consult with employees regarding transnational matters in Europe.

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

Part I

Item 7

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP AG ordinary share. On March 8, 2012, based on information provided by the Depositary there were 44,018,856 ADRs held of record by 1,167 registered holders. The ordinary shares underlying such ADRs represented 3.58% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of March 8, 2012 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights. On August 8, 2011, BlackRock, Inc., New York, USA, informed us that on August 2, 2011 its percentage of voting rights exceeded 5% and was then 5.02%.

	Ordinary Shares Beneficially Owned
Major Shareholders	Number	% of Outstanding
Dietmar Hopp, collectively(1)	75,273,200	6.128%
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	121,515,102	9.893%
Klaus Tschira, collectively(3)	93,079,595	7.578%
Executive Board Members as a group (5 persons)	20,560	0.002%
Supervisory Board Members as a group (16 persons)	121,524,206	9.893%
Executive Board Members and Supervisory Board Members as a group (21 persons)(4)	121,544,766	9.895%
Options and convertible bonds that are vested and exercisable within 60 days of March 8, 2012, held by Executive Board Members and Supervisory Board Members, collectively	0	N/A

(1)

Represents 75,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbH & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH Verwaltungs-GmbH is the general partner and 71,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 14, 2012.

(2)	Includes Hasso Plattner Förderstiftung GmbH and Hasso Plattner GmbH & Co. Beteiligungs-KG in which Hasso Plattner exercises sole voting and dispositive power.

(3)	Includes Klaus Tschira Stiftung gGmbH and Dr. h. c. Tschira Beteiligungs GmbH & Co. KG in which Klaus Tschira exercises sole voting and dispositive power.

(4)	We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP AG’s ordinary shares as of March 8, 2012.

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

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

See “Item 18. Financial Statements” and pages F-1 through F-108.

OTHER FINANCIAL INFORMATION

Legal Proceedings

We are subject to a variety of legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including claims and lawsuits involving businesses we have acquired. In 2010, we recorded a provision of US$ 1.3billion for the TomorrowNow litigation. When the trial judge set aside the 2010 verdict and offered Oracle a remittitur of US$272 million, we subsequently reduced the provision to US$272 million. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of all other matters currently pending against us has had or will have a material adverse effect on our business, financial position, profit or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have such a material adverse effect on our business, financial position, profit, cash flows or reputation.

See a detailed discussion of our legal proceedings in Note (24) to our Consolidated Financial Statements.

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information —Dividends —Dividend Distribution Policy.”

Significant Changes

Business Combinations

In February 2012, SAP acquired SuccessFactors, the market-leading provider of cloud-based human capital management solutions. Our cash tender offer was successfully completed on February 21, 2012. We have acquired more than 90% of the SuccessFactors ordinary shares. The acquisition has added SuccessFactors’ team and technology to SAP’s cloud assets, significantly boosting SAP’s momentum as a provider of cloud applications, platforms, and infrastructure. In combination, SAP and SuccessFactors will offer a full range of advanced end-to-end cloud and on-premise solutions for all key business processes. For more information, see the Notes to the Consolidated Financial Statements section, Note (4).

In connection with the acquisition of SuccessFactors we used the syndicated term loan facility to partially finance the purchase price. For more information, see the Notes to the Consolidated Financial Statements section, Note (26).

SAP has acquired software and related assets from datango, a provider of workforce performance support software. The transaction will broaden the SAP software portfolio in the education space. Headquartered in Berlin, datango was founded in 1999 and has a long-standing relationship with SAP. In recent years, datango software has been successfully deployed in the SAP Business ByDesign solution. Together, SAP and datango will capitalize on a trend in education software toward creating applications that contain tools for authors, such as e-collaboration, along with self-help scenarios and auto-teaching functions.

Part I

Item 8, 9

New Share-Based Compensation Plans

In January 2012, our Supervisory Board implemented a new share-based payment plan (the LTI Plan 2015) for Executive Board members.

The Plan is designed to award members restricted share units (RSUs) each year from 2012 through 2015, with a budget of RSUs already awarded for each year at the beginning of the Plan. The number of RSUs that actually vest with the member after each year depends on our performance against objectives, defined at the beginning of the Plan, in terms of non-IFRS total revenue and non-IFRS operating profit. These objectives are derived from our Company strategy for the years through 2015. Each year, if SAP outperforms or underachieves against the objectives, the number of RSUs awarded is adjusted up or down to an actual number in the range between 80% and 150% of the initial target number. If the actual level of target achievement for a given year is below 80%, none of the initially allocated RSUs for that year vests. Each RSU that does vest entitles the beneficiary Executive Board member to a payout corresponding to the SAP share price after the end of a three-year holding period. For more information, see the Compensation Report section.

Also in January 2012, the Executive Board announced a new share-based payment plan for employees. The plan for employees, like the LTI

Plan 2015 for Executive Board members, is designed to award restricted share units (RSUs). The number of RSUs that actually vest after the end of a year depends on the same objectives as are defined for the LTI Plan 2015 for Executive Board members. The Executive Board decided in December 2011 on the size of the 2012 tranche.

The total budget so far allocated for the LTI Plan 2015 and the employee plan is €179 million. The eventual financial effect cannot be estimated as it will depend on the number of vested RSUs that actually pay out and on the SAP share price, and thus the final amount paid may be above or below the budgeted amounts. All of the expense will be recorded in the period 2012 through 2015, most of it in 2012.

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

Part I

Item 9

TRADING ON THE FRANKFURT STOCK EXCHANGE AND THE NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per Ordinary Share in €		DAX(1) in points		Price per ADR in US$
	High	Low	High	Low	High	Low
Annual Highs and Lows
2007	42.27	33.37	8,105.69	6,447.70	59.86	44.45
2008	39.93	23.45	7,949.11	4,127.41	58.98	29.70
2009	35.26	25.00	6,011.55	3,666.41	52.37	31.69
2010	38.40	31.12	7,077.99	5,434.34	54.08	41.59
2011	45.90	34.26	7,527.64	5,072.33	68.31	48.43
Quarterly Highs and Lows
2010
First Quarter	35.86	31.12	6,156.85	5,434.34	50.64	42.81
Second Quarter	37.68	33.97	6,332.10	5,670.04	49.93	41.59
Third Quarter	37.86	34.46	6,351.60	5,816.20	49.84	43.54
Fourth Quarter	38.40	35.84	7,077.99	6,134.21	54.08	46.93
2011
First Quarter	44.67	37.45	7,426.81	6,513.84	61.67	48.76
Second Quarter	45.90	41.07	7,527.64	7,026.85	68.31	58.19
Third Quarter	44.02	34.26	7,471.44	5,072.33	64.50	48.71
Fourth Quarter	44.72	36.87	6,346.19	5,216.71	62.74	48.43
Monthly Highs and Lows
2011
July	44.02	40.38	7,471.44	7,107.92	64.50	57.21
August	42.77	34.26	6,953.98	5,473.78	61.41	48.72
September	38.53	35.44	5,730.63	5,072.33	53.76	48.71
October	43.92	36.87	6,346.19	5,216.71	62.74	48.43
November	44.39	41.70	6,133.18	5,428.11	62.02	55.16
December	44.72	39.92	6,106.09	5,670.71	59.97	52.21
2012
January	46.19	41.45	6,539.85	6,017.23	60.48	53.25
February	50.65	46.81	6,948.25	6,616.64	68.15	61.45
March (through March 8, 2012)	51.80	50.75	6,941.77	6,633.11	68.80	66.38

(1)

The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On March 8, 2012, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €51.80 and the closing sales price per ADR on the NYSE was US $68.80, as reported by Reuters.

Part I

Item 10

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

SAP is authorized to act in all the business areas listed above and to delegate such activities to affiliated entities within the meaning of the German Stock Corporation Act; in particular SAP is authorized to delegate its business in whole or in part to such entities. SAP AG is authorized to establish branch offices in Germany and other countries, as well as to form, acquire or invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. SAP is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. SAP is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such entities, or to limit its activities to manage its shareholdings.

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

Part I

Item 10

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

The members of the Supervisory Board cannot be elected for a term longer than approximately five years. The term expires at the close of the Annual General Meeting of Shareholders giving its formal approval of the acts of the Supervisory Board and the Executive Board in the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. Our Supervisory Board normally meets four times a year. The remuneration of the members of the Supervisory Board is determined by the Articles of Incorporation.

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

Part I

Item 10

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

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), internal audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee proposes the appointment of the external auditor to the Supervisory Board, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence. SAP’s Global Internal Audit Services (GIAS), SAP’s Global Compliance Office (GCO) and SAP’s Risk Management Office (RMO) report upon request or at the occurrence of certain findings, but in any case at least once a year (GCO and RMO) or twice a year (GIAS), directly to the Audit Committee.

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

The General and Compensation Committee (Präsidial und Personalausschuss) coordinates the work of the Supervisory Board, prepares its meetings and deals with corporate governance issues. In addition, it carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, notably those concerning compensation for the Executive Board members and the conclusion, amendment and termination of the Executive Board members’ contracts of appointment.

The German Stock Corporation Act prohibits the Compensation Committee from deciding on the remuneration of the Executive Board members on behalf of the Supervisory Board and requires that such decision is made by the entire Supervisory Board. This Act also provides the General Meeting of Shareholders with the right to vote on the system for the remuneration of Executive Board members, such vote not being legally binding for the Supervisory Board.

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

Part I

Item 10

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. Currently, SAP AG’s Executive Board is currently comprised of five members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the remuneration of Executive Board members.

Under German law SAP AG’s Supervisory Board members and Executive Board members

Part I

Item 10

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

Pursuant to Sec. 289a of the German Commercial Code (Handelsgesetzbuch) the Executive Board of publicly listed companies like SAP AG are required to issue a corporate governance declaration (Erklärung zur Unternehmensführung) every year together with its annual financial statements. Companies are free to include the corporate governance declaration in their annual report to shareholders or publish the declaration on their website. SAP has chosen to publish the declaration on its website under (http://www.sap.com/about/governance/statement/index.epx). As stipulated by law the declaration comprises the declaration of compliance with the recommendations of the GCGC pursuant to Sec. 161 of the German Stock Corporation Act, relevant disclosures of the company’s corporate governance practices such as ethical, work and welfare standards, and a description of the Executive Board and Supervisory Board’s rules of procedure as well as information on the composition and rules of procedure of their sub-committees.

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

Part I

Item 10

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

Under the European Takeover Directive of 2004 member states had to choose whether EU restrictions on defensive measures apply to companies that are registered in their territory. Germany decided to opt out and to retain its current restrictions on a board implementing defensive measures (as described above). As required by the Directive if a country decides to opt out the German Securities Acquisition and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). SAP AG has not made use of this option.

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

Part I

Item 10

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

Section 21 (3) of SAP AG’s Articles of Incorporation provides that, if at an election no candidate receives a simple majority of votes during the first ballot in an election, a second, deciding ballot shall be conducted between the candidates who received the largest number of votes. If the second ballot is tied, the election shall be determined by drawing lots.

Dividend Rights

See “Item 3. Key Information — Dividends.”

Preemptive Rights

Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The

Part I

Item 10

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

Part I

Item 10

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

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by a company is generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% (effectively 1.375% of dividends before withholding tax), resulting in an aggregate withholding tax rate from dividends of 26.375%. Non-resident corporate shareholders will generally be entitled to a refund in the amount of two fifths of the withholding tax (including solidarity surtax). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

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

Part I

Item 10

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

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, from the Embassy of the Federal Republic of Germany, 2300 M Street NW, Washington, DC 20037, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

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

Part I

Item 10

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

Generally, a capital gain derived from the sale or other disposition of ADRs or ordinary shares by a non-resident corporate shareholder is, in principle, exempt from corporate income tax. However, a portion of 5% of a capital gain derived is treated as non-deductible business expenses. Therefore, effectively a portion of 95% of a capital gain derived from the sale or other disposition of ADRs or ordinary shares by a non-resident corporate shareholder is exempt and a portion of 5% of a capital gain derived is subject to corporate income tax.

However, a U.S. Holder of ADRs or ordinary shares that qualifies for benefits under the Treaty is not subject to German income or corporate income tax on the capital gain derived from the sale or other disposition of ADRs or ordinary shares.

German Gift and Inheritance Tax

Generally, a transfer of ADRs or ordinary shares by a shareholder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADRs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADRs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor, respectively, at the time of the transfer, actually or constructively together with related parties.

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

Part I

Item 10

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

Part I

Item 10

However, a U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Dividends paid by SAP AG generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP AG to an individual after December 31, 2002 and received prior to January 1, 2013 are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 15%, if SAP AG was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2011 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2012 tax year.

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

Part I

Item 10, 11

current or future taxable years. However, because this conclusion is based on our current projections and expectations as to its future business activity, SAP AG can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years.

MATERIAL CONTRACTS

SuccessFactors, Inc.

Pursuant to the Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, Inc., a wholly owned subsidiary of SAP AG (SAP America), Saturn Expansion Corporation, a wholly owned subsidiary of SAP America (Saturn) and SuccessFactors, Inc. (SuccessFactors), Saturn commenced a cash tender offer for all of the outstanding shares of the common stock of SuccessFactors, par value US$0.001 per share (each a share), at a price of US$40.00 per share, representing an enterprise value of approximately US$3.6 billion. On February 21, 2012, SAP acquired more than 90% of the outstanding ordinary shares of SuccessFactors. Subsequent to the acceptance of the shares for payment under the tender offer, SAP effected a short-form merger under Delaware and acquired the remaining shares for the same US$40.00 per share price that was paid in the tender offer. The transaction was funded from SAP’s cash on hand and a €1 billion credit facility.

The preceding description is a summary of the Agreement and Plan of Merger and is qualified in its entirety by the Agreement and Plan of Merger which is incorporated by reference as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by SuccessFactors on December 5, 2011.

Sybase, Inc.

Pursuant to the Merger Agreement dated May 12, 2010 by and among Sybase, Inc., SAP America, Inc., and Sheffield Acquisition Corp., a wholly owned subsidiary of SAP America, Inc., Sheffield Acquisition Corp. commenced a cash tender offer for all of the outstanding shares of Sybase common stock at US$65.00 per share, representing an enterprise value of approximately US$5.9 billion. The transaction closed on July 26, 2010 after receipt of the majority of the outstanding shares of Sybase’s common stock and clearance by the relevant antitrust authorities. Subsequently, SAP acquired the remaining common shares and the combination was completed on July 29, 2010. The transaction was funded from SAP’s cash on hand and a euro 2.64 billion acquisition term loan facility.

The preceding description is a summary of the Merger Agreement and is qualified in its entirety by the Merger Agreement which is incorporated by reference as Exhibit 4.7 to our 2010 Annual Report on Form 20-F filed with the Commission on March 18, 2011.

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

Part I

Item 11, 12

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

These charges are described more fully in Section 5.9 of the Amended and Restated Deposit Agreement dated November 25, 2009, incorporated by reference as Exhibit 4.1.2 to our 2010 Annual Report on Form 20-F filed with the Commission on March 18, 2011.

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

Part I

Item 12

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

Fees and Other Payments Payable by the Depositary to SAP

The Depositary has agreed to make certain payments to SAP as reimbursement for expenses incurred by SAP in connection with its ADR program and in support of SAP’s ongoing investor relations activities related to the ADR program. For the year ended December 31, 2011, the Depositary has made direct and indirect payments to SAP of US $2,494,566 for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, 2011 NYSE listing fees, road shows, production of investor targeting, peer analysis, shareholder identification reports and perception studies, postage for mailing annual and interim reports and other communications to ADR holders and participation in retail investor activities, broker conferences, SAP sponsored analyst events and capital markets days.

Part II

Item 13, 14, 15

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM  15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s co-chief executive officers (Co-CEOs) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s Co-CEOs and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2011. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s Co-CEOs and CFO. Based on the foregoing, SAP’s management, including SAP’s Co-CEOs and CFO, concluded that as of December 31, 2011, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

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

Part II

Item 15, 16, 16A, 16B, 16C

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

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments), managers and the members of SAP’s Executive Board (including our CEOs and CFO). Our Code of Business Conduct constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. Our Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, and avoiding anti-competitive practices. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets at least these minimum standards, but may also include additional or more stringent rules of conduct. Newly acquired companies also are required to meet the minimum standards set forth in the Code of Business Conduct. Effective February 2012, SAP amended its Code of Business Conduct to address certain changes in bribery laws, and to update the intellectual property and non-retaliation provisions. We have made our amended Code of Business Conduct publicly available by posting the full text on our Web site under http://www.sap.com/corporate-en/investors/governance/statutes/codeofconduct.epx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

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

In 2002 our Audit Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended and expanded in 2003, 2007 and 2009 (changes in 2009 only related to information requirements). The policy requires prior approval of the Audit Committee for all services to be provided by our independent auditors for any entity of the SAP Group. With regard to non-audit services the policy distinguishes among three categories of services:

•	(i) “Prohibited services:” This category includes services that our independent auditors must not be engaged to perform. These are services that are not permitted by applicable law or that

Part II

Item 16C, 16D, 16E

would be inconsistent with maintaining the auditors’ independence.

•

(ii) “Services requiring universal approval:” Services of this category may be provided by our independent auditors up to a certain aggregate amount in fees per year that is determined by the Audit Committee.

•

(iii) “Services requiring individual approval:” Services of this category may only be provided by our independent auditors if they have been individually (specifically) pre-approved by the Audit Committee or an Audit Committee member who is authorized by the Audit Committee to make such approvals.

Our Chief Accounting Officer or individuals empowered by him review all individual requests to engage our independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the determination of the category the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has not been reached or (iii) forwarded to the Audit Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit Committee has been exceeded.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any ADRs in 2011. The following table sets out information concerning repurchases of our ordinary shares, which we mainly use to serve our employee discount stock purchase programs, Long-Term Incentive Plans, Stock Option Plans and other such plans. The maximum number of shares that may yet be purchased under these plans and programs as of December 31, 2011 was 85,042,489.

Part II

Item 16E, 16F, 16G

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share (in €)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d)Maximum Number of Shares that May Yet Be Purchased Under these Plans and Programs
January 1/1/11 — 1/31/11	0	—	0	83,559,544
February 2/1/11 — 2/28/11	2,770,000	44.10	2,770,000	83,664,603
March 3/1/11 — 3/31/11	835,000	42.96	835,000	83,758,905
April 4/1/11 — 4/30/11	0	—	0	83,793,112
May 5/1/11 — 5/31/11	0	—	0	83,824,592
June 6/1/11 — 6/30/11	0	—	0	84,659,971
July 7/1/11 — 7/31/11	0	—	0	84,695,541
August 8/1/11 — 8/31/11	0	—	0	84,774,390
September 9/1/11 — 9/30/11	0	—	0	84,832,133
October 10/1/11 — 10/31/11	0	—	0	84,878,750
November 11/1/11 — 11/30/11	1,200,000	43.89	1,200,000	84,983,252
December 12/1/11 — 12/31/11	810,000	43.56	810,000	85,042,489

Total	5,615,000	43.81	5,615,000

Purchases between January 1, 2011 and December 31, 2011 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 8 2010, pursuant to which the Executive Board was authorized to acquire, on or before June 30, 2013, up to 120 million shares of SAP. The authorization from June 8, 2010 replaced the authorization from May 19, 2009.

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

INTRODUCTION

SAP is incorporated under the laws of Germany, with securities publicly traded on markets in Germany, including the Frankfurt Exchange and in the United States on the NYSE.

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

Part II

Item 16G

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP has disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Compliance on a yearly basis since 2003. Declarations from 2006 forward are available on the SAP website (http://www.sap.com/corporate-en/investors/governance/statutes/declarationof implementation.epx).

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

Part II

Item 16G

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

German corporate law requires that for publicly listed stock corporations at least one member of the Supervisory Board who has expert knowledge in the areas of financial accounting and audit of financial statements must be independent. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these requirements. However, German corporate law and the GCGC do not require the Supervisory Board to make an affirmative determination for each individual member that is independent or that a majority of Supervisory Board members or the members of a specific committee are independent.

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

Part II

Item 16G

RULES ON ESTABLISHING COMMITTEES DIFFER

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. With one exception, German corporate law does not mandate the creation of specific supervisory board committees. Required by the German Co-Determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the 2/3 majority required for appointing/revoking the appointment of Executive Board Members is not attained. This committee has never been convened in SAP’s history. In addition, the GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. In addition to the legally required Mediation Committee, SAP has the following committees, which are in compliance with the GCGC: General and Compensation Committee, Audit Committee, Strategy and Technology Committee, Finance and Investment Committee, Nomination Committee, and Special Committee (See “Item 10. Additional Information — Corporate Governance” for more information).

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

SPECIFIC PRINCIPLES OF CORPORATE GOVERNANCE

Under the NYSE Rules Section 303A.09 listed companies must adopt and disclose corporate guidelines. Since October 2007, SAP has applied, with few exceptions, the recommended corporate governance standards of the GCGC rather than company-specific principles of corporate governance. The GCGC recommendations differ from the NYSE Standards primarily as outlined in this Item 16G.

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

Part III

Item 17, 18, 19

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidate Financial Statements are included herein on pages F-1 through F-105.

The following are filed as part of this report:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Financial Statements

•	Consolidated Income Statements for the years ended 2011, 2010 and 2009.
•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2010 and 2009.

•	Consolidated Statements of Financial Position as of December 31, 2011 and 2010.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2010 and 2009.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009.

•	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP AG, as amended effective October 13, 2011 (English translation).

2.1	Form of global share certificate for ordinary shares (English translation).(1)

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

4.1.2	Amended and Restated Deposit Agreement dated as of November 25, 2009 among SAP AG, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(2)

4.7	Merger Agreement dated May 12, 2010 by and among SAP America, Inc., Sheffield Acquisition Corp. and Sybase, Inc.(3)

4.8	Agreement and Plan of Merger dated December 3, 2011 by and among SAP America, Inc., Saturn Expansion Corporation, SAP AG and SuccessFactors, Inc.(4)

8	For a list of our subsidiaries see Note (34) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

Part III

Item 19

12.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.3	Certification of Werner Brandt, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Bill McDermott, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3	Certification of Werner Brandt, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 2.1 of SAP AG’s Annual Report on Form 20-F filed on March 22, 2006.

(2)	Incorporated by reference to Exhibit 99(A) of Post Effective Amendment #1 to SAP AG’s Registration Statement on Form F-6 filed on November 25, 2009.

(3)	Incorporated by reference to Exhibit 2.1 to Sybase, Inc.’s Current Report on Form 8-K filed on May 13, 2010.

(4)	Incorporated by reference to Exhibit 2.1 to SuccessFactors, Inc.’s Current Report on Form 8-K filed on December 5, 2011.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP AG (Registrant)

By: /s/ BILL MCDERMOTT Name: Bill McDermott Title: Co-Chief Executive Officer

Dated: March 22, 2012

By: /s/ JIM HAGEMANN SNABE
Name: Jim Hagemann Snabe Title: Co-Chief Executive Officer

Dated: March 22, 2012

By: /s/ WERNER BRANDT
Name: Dr. Werner Brandt Title: Chief Financial Officer

Dated March 22, 2012

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited the accompanying consolidated statements of financial position of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited SAP’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

February 23, 2012

SAP AG AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the years ended December 31,

	Note	(Unaudited) 2011(1)	2011	2010	2009
		US$	€	€	€
		millions, unless otherwise stated
Software revenue		5,152	3,971	3,265	2,607
Support revenue		9,038	6,967	6,133	5,285
Subscription and other software-related service revenue		494	381	396	306
Software and software-related service revenue		14,684	11,319	9,794	8,198
Consulting revenue		3,037	2,341	2,197	2,074
Other service revenue		743	573	473	400
Professional services and other service revenue		3,780	2,914	2,670	2,474
Total revenue	(5)	18,464	14,233	12,464	10,672
Cost of software and software-related services		–2,733	–2,107	–1,823	–1,658
Cost of professional services and other services		–2,916	–2,248	–2,071	–1,851
Research and development		–2,515	–1,939	–1,729	–1,591
Sales and marketing		–3,997	–3,081	–2,645	–2,199
General and administration		–928	–715	–636	–564
Restructuring	(6)	–5	–4	3	–198
TomorrowNow litigation	(24)	930	717	–981	–56
Other operating income/expense, net	(7)	32	25	9	33
Total operating expenses		–12,132	–9,352	–9,873	–8,084
Operating profit		6,332	4,881	2,591	2,588
Other non-operating income/expense, net	(9)	–97	–75	–186	–73
Finance income		160	123	73	37
Finance costs TomorrowNow litigation		10	8	–12	0
Other finance costs		–219	–169	–128	–117
Finance costs		–209	–161	–140	–117
Financial income, net	(10)	–49	–38	–67	–80
Profit before tax		6,186	4,768	2,338	2,435
Income tax TomorrowNow litigation		–365	–281	377	20
Other income tax expense		–1,360	–1,048	–902	–705
Income tax expense	(11)	–1,724	–1,329	–525	–685
Profit after tax		4,461	3,439	1,813	1,750
— Profit attributable to owners of parent		4,460	3,438	1,811	1,748
— Profit attributable to non-controlling interests		1	1	2	2
Basic earnings per share, in €	(12)	3.75	2.89	1.52	1.47
Diluted earnings per share, in €	(12)	3.75	2.89	1.52	1.47

(1)

The 2011 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2973 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2011.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the years ended December 31,

	Notes	2011	2010	2009
	€ millions
Profit after tax		3,439	1,813	1,750
Items that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit pension plans	(19)	–12	–39	–6
Income tax relating to items that will not be reclassified	(11)	5	18	0
Other comprehensive income after tax for items that will not be reclassified to profit or loss		–7	–21	–6
Items that will be reclassified subsequently to profit or loss	(21)
Exchange differences on translations		106	193	74
Available-for-sale financial assets	(27)	–7	3	15
Cash flow hedges	(26)	–1	–21	43
Income tax relating to items that will be reclassified	(11)	7	0	–12
Other comprehensive income after tax for items that will be reclassified to profit or loss		105	175	120
Other comprehensive income net of tax		98	154	114
TOTAL COMPREHENSIVE INCOME		3,537	1,967	1,864
— attributable to owners of parent		3,536	1,965	1,862
— attributable to non-controlling interests		1	2	2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31,

	Note	(Unaudited) 2011(1)	2011	2010
		US$	€	€
	millions
Cash and cash equivalents		6,441	4,965	3,518
Other financial assets	(13)	1,060	817	158
Trade and other receivables	(14)	4,531	3,493	3,099
Other non-financial assets	(15)	243	187	181
Tax assets		269	207	187
Total current assets		12,544	9,669	7,143
Goodwill	(16)	11,298	8,709	8,428
Intangible assets	(16)	2,626	2,024	2,376
Property, plant, and equipment	(17)	2,012	1,551	1,449
Other financial assets	(13)	698	538	475
Trade and other receivables	(14)	109	84	78
Other non-financial assets	(15)	51	39	31
Tax assets		189	146	122
Deferred tax assets	(11)	603	465	737
Total non-current assets		17,586	13,556	13,696
Total assets		30,130	23,225	20,839

Trade and other payables	(18)	1,216	937	923
Tax liabilities		531	409	164
Financial liabilities	(18)	1,727	1,331	142
Other non-financial liabilities	(18)	2,570	1,981	1,726
Provision TomorrowNow litigation	(24)	300	231	997
Other provisions		429	331	290
Provisions	(19)	729	562	1,287
Deferred income	(20)	1,357	1,046	911
Total current liabilities		8,129	6,266	5,153
Trade and other payables	(18)	56	43	30
Tax liabilities		529	408	369
Financial liabilities	(18)	3,795	2,925	4,449
Other non-financial liabilities	(18)	119	92	85
Provisions	(19)	345	266	292
Deferred tax liabilities	(11)	615	474	574
Deferred income	(20)	57	44	63
Total non-current liabilities		5,516	4,252	5,862
Total liabilities		13,645	10,518	11,015
Issued capital		1,593	1,228	1,227
Share premium		544	419	337
Retained earnings		16,172	12,466	9,767
Other components of equity		–48	–37	–142
Treasury shares		–1,786	–1,377	–1,382
Equity attributable to owners of parent		16,474	12,699	9,807
Non-controlling interests		10	8	17
Total equity	(21)	16,485	12,707	9,824
Equity and liabilities		30,130	23,225	20,839

(1)

The 2011 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2973 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2011.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

as at December 31,

	Equity Attributable to Owners of Parent
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total	Non- Controlling Interests	Total Equity
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges
					€ millions
Note Reference	(21)	(21)	(21)	Statement of comprehensive income			(21)
January 1, 2009	1,226	320	7,422	–393	–1	–43	–1,362	7,169	2	7,171
Profit after tax			1,748					1,748	2	1,750
Other comprehensive income			–6	74	14	32		114		114
Comprehensive income	0	0	1,742	74	14	32	0	1,862	2	1,864
Dividends			–594					–594		–594
Issuance of shares under share-based payments programs		5						5		5
Reissuance of treasury shares under share-based payments programs		–8					42	34		34
Addition of non-controlling interests								0	10	10
Other			1					1		1

December 31, 2009	1,226	317	8,571	–319	13	–11	–1,320	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income			–21	188	3	–16		154		154
Comprehensive income	0	0	1,790	188	3	–16	0	1,965	2	1,967
Share-based payments		2						2		2
Dividends			–594					–594		–594
Issuance of shares under share-based payments programs	1	23						24		24
Purchase of treasury shares							–220	–220		–220
Reissuance of treasury shares under share-based payments programs		–5					158	153		153
Other								0	1	1

December 31, 2010	1,227	337	9,767	–131	16	–27	–1,382	9,807	17	9,824
Profit after tax			3,438					3,438	1	3,439
Other comprehensive income			–7	112	–7	0		98		98
Comprehensive income	0	0	3,431	112	–7	0	0	3,536	1	3,537
Share-based payments		9						9		9
Dividends			–713					–713		–713
Issuance of shares under share-based payments programs	1	46						47		47
Purchase of treasury shares							–246	–246		–246
Reissuance of treasury shares under share-based payments programs		27					251	278		278
Change in non-controlling interests			–19					–19	–10	–29

December 31, 2011	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

as at December 31,

	Note	(Unaudited) 2011(1)	2011	2010	2009
		US$	€	€	€
		millions

Profit after tax		4,461	3,439	1,813	1,750
Adjustments to reconcile profit after tax to net cash provided by operating activities:
Depreciation and amortization	(16),(17)	939	724	534	499
Income tax expense	(11)	1,724	1,329	525	685
Financial income, net	(10)	49	38	67	80
Decrease/increase in sales and bad debt allowances on trade receivables		–23	–18	–49	64
Other adjustments for non-cash items		18	14	29	3
Decrease/increase in trade receivables		–553	–426	–123	593
Decrease/increase in other assets		–77	–59	–122	209
Decrease/increase in trade payables, provisions and other liabilities		–493	–380	1,116	–124
Decrease/increase in deferred income		157	121	66	48
Cash outflows due to TomorrowNow litigation	(24)	–67	–52	–102	–19
Interest paid		–180	–139	–66	–69
Interest received		119	92	52	22
Income taxes paid, net of refunds		–1,178	–908	–818	–722
Net cash flows from operating activities		4,897	3,775	2,922	3,019
Business combinations, net of cash and cash equivalents acquired	(4)	–244	–188	–4,194	–73
Purchase of intangible assets and property, plant, and equipment		–577	–445	–334	–225
Proceeds from sales of intangible assets or property, plant and equipment		71	55	44	45
Purchase of equity or debt instruments of other entities		–2,654	–2,046	–842	–1,073
Proceeds from sales of equity or debt instruments of other entities		1,814	1,398	1,332	1,027
Net cash flows from investing activities		–1,590	–1,226	–3,994	–299
Purchase of non-controlling interests		–36	–28	0	0
Dividends paid	(22)	–925	–713	–594	–594
Purchase of treasury shares	(22)	–319	–246	–220	0
Proceeds from reissuance of treasury shares		326	251	127	24
Proceeds from issuing shares (share-based compensation)		60	46	23	6
Proceeds from borrowings		673	519	5,380	697
Repayments of borrowings		–1,304	–1,005	–2,196	–2,303
Net cash flows from financing activities		–1,526	–1,176	2,520	–2,170
Effect of foreign currency exchange rates on cash and cash equivalents		96	74	186	54
Net decrease/increase in cash and cash equivalents		1,877	1,447	1,634	604
Cash and cash equivalents at the beginning of the period	(22)	4,564	3,518	1,884	1,280
Cash and cash equivalents at the end of the period	(22)	6,441	4,965	3,518	1,884

(1)

The 2011 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2973 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 30, 2011.

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

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2011. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on

February 23, 2012, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2)	SCOPE OF CONSOLIDATION

The Consolidated Financial Statements include SAP AG and all subsidiaries of SAP AG. Subsidiaries are all entities that are controlled directly or indirectly by SAP AG.

The financial statements of SAP AG and its subsidiaries used in the preparation of the Consolidated Financial Statements have December 31 as their reporting date. All financial statements were prepared applying the same IFRS Group accounting policies. Intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the SAP Group are eliminated in full.

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2009	19	144	163
Additions	4	58	62
Disposals	–2	–20	–22
December 31, 2010	21	182	203
Additions	4	9	13
Disposals	–2	–15	–17
December 31, 2011	23	176	199

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to sales, mergers, and liquidations of consolidated or acquired legal entities.

In 2010, we acquired Sybase, which is significant to some positions in our financial statements and may affect comparability of our 2011 Consolidated Financial Statements with our 2010 and 2009 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

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

•	Foreign exchange receivables and payables are translated at period-end exchange rates.

•	Pensions are measured according to IAS 19(Employee Benefits) as described in Note (19a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases and fair values is disclosed in the Notes specific to that asset or liability.

(3b)	Relevant Accounting Policies

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred. The consideration transferred in an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of transfer of control. Settlements of pre-existing relationships are not included in the consideration transferred. Such amounts are recognized in profit and loss. Identifiable assets acquired and liabilities assumed in a business combination (including contingent consideration) are measured at their fair values at the acquisition date. Changes in contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. We decide on a transaction-by-transaction basis whether to measure the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Where a business combination is achieved in stages SAP recognizes the gain or loss from remeasuring the equity interest to fair value in finance income. Acquisition-related costs incurred are expensed and included in general and administration expenses.

The excess of the consideration transferred in a business combination over the fair value of the SAP share of the identifiable net assets acquired is recorded as goodwill.

In respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Foreign Currencies

Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the closing rate at the date of the Statement of Financial Position. Income and expenses are translated at average rates of exchange computed on a monthly basis. All resulting exchange differences are recognized in other comprehensive income. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment are also included in other comprehensive income in our Consolidated Statements of Financial Position. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other comprehensive income to profit or loss.

On initial recognition, foreign currency transactions are recorded in the respective functional currencies of Group entities by applying to the foreign currency amount the exchange rate at the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate. Resulting exchange differences are recognized, in the period in which they arise, in other non-operating expense, net in the Consolidated Income Statements.

Operating cash flows of foreign subsidiaries are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows of foreign subsidiaries are translated into euros using the exchange rates in effect at the time of the respective transaction. The effect of exchange rate changes on cash is reported in a separate line in the Consolidated Statements of Cash Flows.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the respective closing rates.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

		Closing Rate as at December 31,		Annual Average Exchange Rate
Equivalent to €1		2011	2010	2011	2010	2009
U.S. dollar	USD	1.2939	1.3362	1.3863	1.3201	1.3962
Pound sterling	GBP	0.8353	0.8608	0.8656	0.8570	0.8901
Japanese yen	JPY	100.20	108.65	110.17	115.07	130.66
Swiss franc	CHF	1.2156	1.2504	1.2299	1.3699	1.5097
Canadian dollar	CAD	1.3215	1.3322	1.3739	1.3583	1.5832
Australian dollar	AUD	1.2723	1.3136	1.3436	1.4198	1.7394

Revenue Recognition

We derive our revenue from the sale or license of our software products and of support, subscription, consulting, development, training, and other services. The vast majority of our software arrangements include support services, and many also include professional services and other elements.

Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our software revenue, support revenue, and revenue from subscriptions, cloud subscriptions and support, and other software-related services. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our consulting revenue and other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (29).

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

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, consulting, or training revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers. Revenue from the sale of perpetual licenses of our standard products is recognized in line with the requirements for selling goods stated in IAS 18 (Revenue) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The sale is recognized net of returns and allowances, trade discounts, and volume rebates. We usually sell or license software on a perpetual basis.

Occasionally, we license software for a specified time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met. In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses. We usually recognize revenue from software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Sometimes we enter into customer-specific software development agreements. We recognize software revenue in connection with these arrangements using the percentage-of-completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.

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

Subscription and other software-related service revenue represents fees earned from subscription and software rental arrangements, cloud subscriptions and support, and other software-related services. Subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to support services during the subscription term. Customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product.

Software rental contracts also combine software and support service elements. Under such contracts the customer is provided with current software products and support, but not with the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement.

Revenue from cloud subscriptions relates to software hosting arrangements that provide the customer with the right to use certain software functionality, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. Cloud subscription revenue as well as revenue from support services provided for our cloud offerings is generally recognized ratably over the term of the arrangement.

Other software-related service revenue mainly results from software-related revenue-sharing agreements with other software vendors.

We recognize consulting and other service revenue when the services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products. Usually, our consulting contracts do not involve significant production, modification, or customization of software and are recognized using the percentage-of-completion method of accounting as outlined above.

Other service revenue consists of fees from training services, cancelable hosting contracts, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees.

Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the services are rendered. Cancelable hosting contracts allow the customer to terminate a software hosting arrangement at any time and to take possession of the hosted software without significant penalty. In these contracts revenue is allocated to the hosting element and to the software element. The hosting revenue is recognized ratably over the agreed hosting period. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. We recognize revenue from AMS services when the services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers.

The vast majority of our software arrangements form multiple-element arrangements, as they include support services, and many also include professional services and other elements. As authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8), we follow the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition, as amended, in order to determine the recognizable amount of license revenue in multiple-element arrangements. Revenue from multiple-element arrangements is recognized using the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements (for example, support services, consulting services, or other services) in the arrangement, but does not exist for one or more delivered elements (generally software). We determine the fair value of and allocate revenue to each undelivered element based on its company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. We allocate revenue to undelivered support services based on the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The vast majority of our customers renew their annual support service contracts at these rates. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew support or services at rates below company-specific objective evidence of fair value of the service.

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

If neither of the above is the case, revenue for the software element and the other element is recognized separately. In contrast, if one or both of the above is the case, the elements of the arrangement are combined and accounted for as a single unit of accounting, and the entire arrangement fee is recognized using the percentage-of-completion method as outlined above. If the arrangement includes multiple elements, we exclude those elements from contract accounting that meet the criteria for separate recognition (for example support services or training), provided that the elements have stand-alone value.

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

Cost of Professional Services and Other Services

Cost of professional services and other services includes the cost incurred in providing the services that generate professional service and other service revenue including messaging revenues. The item also includes sales and marketing expenses related to our professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services.

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

General and Administration

General and administration includes costs related to finance and administrative functions, human resources and general management as long as they are not directly attributable to one of the other operating expense line items.

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

The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards that ultimately vest. We grant our employees discounts on certain share-based compensation plans. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payment plans that are settled by paying cash rather than by issuing equity instruments, a provision is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in provisions. Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the provision are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payment arrangements granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our common shares which we cannot reasonably predict.

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

Non Controlling Interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent. Changes in non-controlling interest result from changes in equity of the respective subsidiary as well as changes in ownership. Upon a change in ownership the carrying amount of the controlling and non controlling interest is adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interest and the fair value of the consideration paid or received is recognized directly in retained earnings.

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of SAP AG by the weighted average number of common shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution that would occur if all “in the money” securities to issue common shares were exercised or converted. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options is based on quoted market prices for the period during which the options were outstanding.

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values.

These assets are recognized and measured in accordance with IAS 39 (Financial Instruments: Recognition and Measurement ). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

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

•

Available-for-sale financial assets: Available-for-sale financial assets are non-derivative financial assets that are not assigned to either of the two other categories and mainly include equity investments and debt investments. If readily determinable from market data, available-for-sale financial assets are measured at fair value, with changes in fair value being reported net of tax in other comprehensive income. Fair value changes are not recognized in profit or loss until the assets are sold or impaired.

Available-for-sale financial assets for which no market price is available and whose fair value cannot be reliably estimated in the absence of an active market are carried at cost less impairment losses.

•

Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss comprise only those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values, except where hedge accounting is applied. All changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

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

Income/expenses and gains/losses on financial assets consist of impairment charges and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income is included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.

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

Derivatives with Designated Cash Flow Hedge Relationship

Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other comprehensive income. We subsequently reclassify the portion of gains or losses from other comprehensive income to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (26).

Valuation and Testing of Effectiveness

The fair value of our derivatives is calculated by discounting the expected future cash flows using relevant interest rates, and spot rates over the remaining lifetime of the contracts.

Gains or losses on the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges are recognized directly in other comprehensive income, while gains and losses on the interest element and on those time values excluded from the hedging relationship are recognized in profit or loss immediately.

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

Trade and Other Receivables

Trade receivables are recorded at invoiced amounts less sales allowances and allowances for doubtful accounts. We record these allowances based on a specific review of all significant outstanding invoices. When analyzing the recoverability of our trade receivables, we consider the following factors:

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

Account balances are written off, that is, charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements, expenses from recording bad debt allowances for a portfolio of trade receivables are classified as other operating income, net, whereas expenses from recording bad debt allowances for specific customer balances are classified as cost of software and software-related services or cost of professional services and other services, depending on the transaction from which the respective trade receivable results. Sales allowances are recorded as an offset to the respective revenue item.

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

Intangible Assets

We classify intangible assets according to their nature and use in our operation. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. Other intangibles consist primarily of acquired trademark licenses and customer contracts.

Purchased intangible assets with finite useful lives are recorded at acquisition cost and are amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years. All of our intangible assets, with the exception of goodwill, have finite useful lives and are therefore subject to amortization.

We recognize acquired in-process research and development projects as an intangible asset separate from goodwill if a project meets the definition of an asset. Amortization for these intangible assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five to seven years.

Amortization expenses of intangible assets are classified as cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, and general and administration depending on their use.

Property, Plant, and Equipment

Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs, if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method. Land is not depreciated.

Useful Lives of Property, Plant, and Equipment

Useful Lives of Property, Plant, and Equipment
Buildings	25 to 50 years
Leasehold improvements	Based on the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the term used reflects the additional time covered by the option if exercise is reasonably assured when the leasehold improvement is first put into operation.

Impairment of Goodwill and Non-Current Assets

We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit to which goodwill has been allocated to is less than its carrying value.

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segments since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the operating segments that are expected to benefit from the synergies of the combination. If the carrying amount of the operating segment to which the goodwill is allocated exceeds the recoverable amount, an impairment loss on goodwill allocated to this operating segment is recognized. The recoverable amount is the higher of the operating segment’s fair value less cost to sell and its value in use. These values are generally determined based on discounted cash flow calculations. We determine the recoverable amount of a segment based on its value in use. Impairment losses on goodwill are not reversed in future periods if the recoverable amounts exceed the carrying amount.

We review non-current assets, such as property, plant, equipment, and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Intangible assets not yet available for use are tested for impairment annually.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. If assets do not generate cash inflows that are largely independent of those from other assets or groups of assets, the impairment test is not performed at an individual asset level; instead, it is performed at the level of the cash-generating unit (CGU) to which the asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset or its CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in other operating income, net in profit or loss.

Impairment losses for non-current assets recognized in the prior periods are assessed at each reporting date for indicators that the loss has decreased or no longer exists. Accordingly, if there is an indication that the reasons that caused the impairment no longer exist, we would consider the need to reverse all or a portion of the impairment through profit or loss.

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

Financial liabilities are recognized and measured in accordance with IAS 39. Accordingly, they are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value. In the case of financial liabilities not at fair value through profit or loss this includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:

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

Post-Employment Benefits

We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are disclosed in Note (19a). As a result of the actuarial calculation for each plan we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.

SAP’s pension benefits are classified as defined contribution plans if the payment to a separate fund relieves SAP of all obligations from the pension plan. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss when paid or due.

Certain of our foreign subsidiaries are required to provide termination indemnity benefits to their employees regardless of the reason for termination (retirement, voluntary, or involuntary). We treat these plans as defined benefit pension plans if the substance of the post-employment plan is a pension-type arrangement. Most of these arrangements provide the employee with a one-time payout based on compensation levels, age, and years of service on termination independent of the reason (retirement, voluntary, or involuntary).

Deferred Income

Deferred income is recognized as software revenue, support revenue, subscription revenue, consulting revenue, development revenue, training revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.

Presentation in the Consolidated Statements of Cash Flows

We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as financing activities.

Certain comparative amounts in the Consolidated Statement of Cash Flows have been reclassified to conform with the current year’s presentation. Such reclassifications are considered immaterial to the financial statements.

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

Under an arrangement including software and other deliverables, we do not account for the software and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because software revenue which may otherwise have been recognized up front is recognized over the term of providing the essential deliverable.

We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. We believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement company-specific objective evidence of fair value as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of company-specific objective evidence of fair value which may impact the timing and amount of revenue recognized depending on:

•	Whether company-specific objective evidence of fair value can be demonstrated for the undelivered elements of a software arrangement

•	The approaches used to demonstrate company-specific objective evidence of fair value

Additionally, our revenue would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other professional services, and customer-specific software development projects is determined by applying the percentage-of-completion method.

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

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental, as history may not be indicative of future development, particularly in the global economic circumstances resulting from the recent global financial crisis. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates. To mitigate this risk, our trade receivables are partially covered by merchandise credit insurance.

Accounting for Share-Based Compensation

As described in Note (28), we have issued both equity-settled as well as cash-settled share-based compensation plans.

We use certain assumptions in estimating the fair values for our share-based compensation plans, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based compensation expenses. Furthermore, the fair values of the options granted under our 2009 Plan (SOP PP) are dependent on our performance against the Tech Peer Group Index (TechPGI) since grant date, the volatility and the expected correlation between the market price of this index, and our share price.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of shares of SAP will be the most relevant factor. In respect to our plan granted in 2009 (SOP PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout.

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

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

•	Fair values assigned to assets subject to depreciation and amortization affect the amounts of depreciation and amortization to be recorded in operating profit in the periods following the acquisition.

•	Subsequent negative changes in the estimated fair values of assets may result in additional expense from impairment charges.

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

•

The determination of the amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.

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

The results of goodwill impairment tests may depend on the allocation of goodwill to our operating segments. This allocation is judgmental as it is based on our estimates regarding which operating segments are expected to benefit from the synergies of the business combination.

We recorded no charges on our goodwill and no significant impairment charges on our intangible assets during 2011. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment charges will not occur in the future. For more information, see Note (16).

Accounting for Legal Contingencies

As described in Note (24), currently we are involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in:

•	Determining whether an obligation exists

•	Determining the probability of outflow of economic benefits

•	Determining whether the amount of an obligation is estimable

•	Estimating the obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. The effects of changes in estimates of potential liabilities related to our legal contingencies had no material impact on our 2009 results. The change in the provision for the TomorrowNow litigation had a material impact on our 2010 and 2011 financial statements. For further information about this case, see Notes (19b) and (24).

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

(3d)	New Accounting Standards Adopted in the Current Period

The new accounting standards adopted in fiscal year 2011 did not have a material impact on our Consolidated Financial Statements.

(3e)	New Accounting Standards not yet Adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have a considerable effect on the Consolidated Financial Statements of the Group, except for:

•

Amendments to IFRS 7 (Financial Instruments: Disclosures) —Transfers of financial assets, which become mandatory for our 2012 Consolidated Financial Statements and might result in additional disclosures.

•

Amendments to IFRS 7 (Financial Instruments: Disclosures) — Offsetting financial assets and financial liabilities, which become mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU) and require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure and which might result in additional disclosures.

•

IFRS 9 (Financial Instruments), which becomes mandatory for our 2015 Consolidated Financial Statements (subject to timely endorsement by the EU) and is expected to impact the classification and measurement of financial assets. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements) and IFRS 12 (Disclosure of Interests in Other Entities): This new set of standards provides a single consolidation model that identifies control as the basis for consolidation for all types of entities, establishes principles for the financial reporting by parties to a joint arrangement and combines, enhances and replaces the current disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 (Separate Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures). The new requirements become mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU). We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

IFRS 13 (Fair Value Measurement) defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. The new standard becomes mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU) and is not expected to have a significant impact on our Consolidated Financial Statements.

•

Amendments to IAS 1 (Presentation of Financial Statements), which become mandatory for the Group’s 2013 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and U.S. GAAP, and will impact the presentation of items within the Consolidated Statements of

Comprehensive Income. While not early-adopting the amendments to IAS 1, SAP already provides additional disclosures to enhance the reader’s insight into which elements of SAP’s cumulative other comprehensive income will, through recycling, impact profit or loss in the future.

•

Amendments to IAS 19 (Employee Benefits), which become mandatory for our 2013 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance and cash flows, and are likely to impact, for example, the amount of actuarial gains and losses that will impact profit and loss versus be allocated to other comprehensive income as remeasurements. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

Amendments to IAS 32 (Financial Instruments: Presentation) — Offsetting financial assets and financial liabilities, which become mandatory for the Group’s 2014 Consolidated Financial Statements (subject to timely endorsement by the EU), aim to eliminate inconsistencies when applying the offsetting criteria and include some clarifications. We have not yet completed the determination of the extent of the impact on our Consolidated Financial Statements.

(4)	BUSINESS COMBINATIONS

In 2011, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
SECUDE AG, Emmetten, Switzerland	SECUDE is a privately held entity engaged in IT security software products and solutions.	Asset Purchase	n/a	February 1, 2011

Right Hemisphere Inc., San Ramon, CA, USA	Right Hemisphere is a privately held entity focusing on visual 3-D enterprise solutions	Share Purchase	100%	September 16, 2011

Crossgate AG, Munich, Germany	Crossgate is a privately held entity specializing in hosted B2B integration services, enabling companies to fully integrate and network with trading partners, clients, and suppliers.	Share Purchase	100% (including a previously owned minority interest of 6%)	November 1, 2011

All transactions were immaterial to SAP individually and in the aggregate. All of the acquired businesses develop and/or sell software in specific areas of strategic interest to us or complement our service portfolio.

Business combinations of the prior year are described in the Notes to our Consolidated Financial Statements for 2010. We disclosed that the fair values of the deferred taxes and liabilities relating to legal and litigation related liabilities were provisional. The valuation was completed in 2011. Adjustments to the allocation of the acquisition price resulted in the immaterial changes to amounts reported in the prior year.

Acquisitions After the End of the Reporting Period

On February 21, 2012, we acquired more than 90 percent of the outstanding ordinary shares of SuccessFactors, and obtained control of SuccessFactors. Subsequent to the acceptance of the tender offer we effected a short-form merger and acquired the remaining shares for the same US$40.00 per share price that was paid in the cash tender offer. Taking into account all components, we estimate the total consideration to be transferred to be US$3.6 billion (€2.75 billion), all of which is paid in cash. Acquisition-related costs (to be included in general and administrative expenses in our income statements) approximate €12 million (thereof €3.8 million recognized in 2011).

SuccessFactors is a provider of cloud- based human capital management (HCM) solutions. As a result of the acquisition, we expect to significantly accelerate our momentum as a provider of cloud applications, platforms, and infrastructure, and to establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

The initial accounting for the business combination is incomplete at the time the financial statements were authorised for issue. Based on preliminary valuations of the assets acquired and liabilities assumed in the acquisition, we expect to acquire assets of approximately €0.9 billion to €1.1 billion, including identifiable intangible assets ranging from €0.7 billion to €0.8 billion and cash of approximately €0.1 billion. The assumed liabilities are expected to range from €0.5 billion to €0.7 billion. We estimate that goodwill resulting from this acquisition will range from €2 billion to €2.5 billion. The goodwill recognized is not expected to be deductible for income tax purposes. Due to the fact that valuations of assets, liabilities, and contingencies are ongoing, the presented figures may change significantly.

The goodwill arising from the acquisition consists largely of the synergies and the skills and technical talent of SuccessFactors’

workforce. The allocation of goodwill to our reportable segments will depend on our final management structure which has not yet been determined.

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

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

€ millions	2011	2010	2009
Revenue recognized in the respective year	172	141	109
Aggregate cost recognized (multi-year)	229	163	106
Recognized result (+profit/-loss; multi-year)	14	17	14
Advance payments received	5	5	3
Gross amounts due from customers	20	21	8
Gross amounts due to customers	44	35	7
Loss provisions	27	28	1

(6)	RESTRUCTURING

Restructuring expenses were as follows:

Restructuring Expenses

€ millions	2011	2010	2009
Employee-related restructuring expenses	0	1	187
Facility-related restructuring expenses	4	–4	11

Restructuring expenses	4	–3	198

Restructuring expenses in 2011 and 2010 relate to changes in estimates for prior-year restructurings.

As restructuring expenses were significant to our operations in 2009, we have presented these expenses separately in our Consolidated Income Statements in accordance with IAS 1.97. If not presented separately, these expenses would break down as follows:

Restructuring Expenses

€ millions	2011	2010	2009
Cost of software and software-related services	0	0	17
Cost of professional services and other services	4	–1	60
Research and development	0	–1	48
Sales and marketing	0	–1	59
General and administration	0	0	14
Restructuring expenses	4	–3	198

(7)	OTHER OPERATING INCOME/EXPENSE, NET

Other operating income/expense, net, was as follows:

Other Operating Income/Expense, Net

€ millions	2011	2010	2009
Miscellaneous other operating expenses	–3	–5	–3
Gain on disposals of non-current assets	18	3	11
Miscellaneous other operating income	10	11	25
Other operating income/expense, net	25	9	33

Gain on disposals of non-current assets includes gains from the sale of a disposal group as of December 1, 2011.

(8)	EMPLOYEE BENEFITS EXPENSE AND HEADCOUNT

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	2011	2010	2009
Salaries	4,939	4,383	4,007
Social security expense	642	607	554
Pension expense	176	149	147
Share-based payment expense	68	58	54
Termination benefits	59	63	14
Employee-related restructuring expense	0	1	187
Employee benefits expense	5,884	5,261	4,963

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (19a).

Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2011, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

	December 31, 2011				December 31, 2010				December 31, 2009
Full-time equivalents	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885	3,227	1,276	1,919	6,422
Professional services and other services	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152	6,635	3,473	2,240	12,348
Research and development	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884	8,525	2,534	3,755	14,814
Sales and marketing	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987	4,202	3,559	1,752	9,513
General and administration	2,073	1,120	542	3,735	2,053	1,005	518	3,576	1,919	724	408	3,051
Infrastructure	1,182	702	274	2,158	1,135	628	266	2,029	854	408	174	1,436
SAP Group (December 31)	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513	25,362	11,974	10,248	47,584
Thereof acquisitions	264	49	90	403	1,174	1,975	1,084	4,233	158	73	0	231
SAP Group (months’ end average)	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970	25,927	12,288	10,554	48,769

1)	Europe, Middle East, Africa

The increase of our full-time equivalent employee numbers in 2010 was mainly due to the acquisition of Sybase in July 2010.

Allocation of Share-Based Compensation Expense

The allocation of expense for share-based compensation, net of the effects from hedging these instruments, to the various expense items is as follows:

Share-Based Compensation

€ millions	2011	2010	2009
Cost of software and software-related services	5	4	5
Cost of professional services and other services	11	9	9
Research and development	16	19	18
Sales and marketing	15	16	12
General and administration	21	10	10

Total share-based compensation	68	58	54
Thereof cash-settled share-based payment plans	33	29	49
Thereof equity-settled share-based payment plans	35	29	5

For more information about our share-based compensation plans, see Note (28).

(9)	OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions	2011	2010	2009
Foreign currency exchange gain/loss, net	–58	–175	–73
Thereof realized gain/loss	–59	–317	89
Thereof unrealized gain/loss	13	199	–168
Thereof embedded derivatives	–12	–57	6
Miscellaneous other non-operating income	2	3	8
Miscellaneous other non-operating expense	–19	–14	–8
Other non-operating income/expense, net	–75	–186	–73

(10)	FINANCE INCOME, NET

Other finance income, net was as follows:

Finance Income, Net

€ millions	2011	2010	2009
Finance income
Interest income from
available-for-sale financial assets (debt)	2	0	0
loans and receivables	62	34	35
derivatives	37	25	0
Gains on
available-for-sale financial assets (debt)	1	2	0
available-for-sale financial assets (equity)	12	9	1
Share of result of associates	9	3	1
Finance income	123	73	37
Finance cost
Interest expense from
financial liabilities at amortized cost	–123	–77	–63
derivatives	–37	–31	–38
TomorrowNow litigation	8	–12	0
Losses on
available-for-sale financial assets (equity)	0	–1	–1
Impairment losses from
available-for-sale financial assets (equity)	–2	–3	–11
Fee expenses	–7	–16	–4
Finance cost	–161	–140	–117
Finance income, net	–38	–67	–80

(11)	INCOME TAX

Income tax expense for the years ended December 31 comprised the following components:

Tax Expense According to Region

€ millions	2011	2010	2009
Current tax expense
Germany	635	413	344
Foreign	521	459	380
Total current tax expense	1,156	872	724
Deferred tax expense/income
Germany	–12	23	–16
Foreign	185	–370	–23
Total deferred tax expense/income	173	–347	–39
Total income tax expense	1,329	525	685

Major Components of Tax Expense

€ millions	2011	2010	2009
Current tax expense/income
Tax expense for current year	1,152	862	783
Taxes for prior years	4	10	–59
Total current tax expense	1,156	872	724
Deferred tax expense/income
Origination and reversal of temporary differences	162	–388	–51
Unused tax losses, research and development tax credits and foreign tax credits	11	41	12
Total deferred tax expense/income	173	–347	–39
Total income tax expense	1,329	525	685

Profit before tax consisted of the following:

Profit Before Tax

€ millions	2011	2010	2009
Germany	2,323	2,009	1,324
Foreign	2,445	329	1,111
Total	4,768	2,338	2,435

The following table reconciles the expected income tax expense computed by applying our combined German corporate tax rate of 26.34% (2010: 26.29%; 2009: 26.21%) to the actual income tax expense. Our 2011 combined German corporate tax rate includes a corporate income tax rate of 15.00% (2010: 15.00%; 2009: 15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.51% (2010: 10.46%; 2009: 10.38%).

Relationship Between Tax Expense and Accounting Profit

€ millions, unless otherwise stated	2011	2010	2009
Profit before tax	4,768	2,338	2,435
Tax expense at applicable tax rate of 26.34% (2010: 26.29%; 2009: 26.21%)	1,256	615	638
Tax effect of
Foreign tax rates	77	–68	57
Non-deductible expenses	89	101	94
Tax exempt income	–149	–96	–52
Withholding taxes	93	39	40
Research and development and foreign tax credits	–33	–53	–20
Prior-year taxes	–25	–27	–56
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	0	11	–8
Other	21	3	–8
Total tax expense	1,329	525	685
Effective tax rate in %	27.9	22.5	28.1

Deferred tax assets and liabilities on a gross basis as at December 31, 2011 and 2010, are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions	2011	2010
Deferred tax assets
Intangible assets	68	69
Property, plant, and equipment	16	14
Other financial assets	12	12
Trade and other receivables	23	30
Net operating loss carryforwards	57	56
Pension provisions	104	97
Share-based payments	31	37
Other provisions and obligations	286	549
Deferred income	44	41
Research and development and foreign tax credits	17	23
Other	103	112
Deferred tax assets	761	1,040
Deferred tax liabilities
Intangible assets	421	507
Property, plant, and equipment	58	47
Other financial assets	210	226
Trade and other receivables	15	21
Pension provisions	37	37
Other provisions and obligations	1	3
Deferred income	3	5
Other	25	31
Deferred tax liabilities	770	877
Deferred tax assets/liabilities, net	–9	163

The decrease in deferred tax assets mainly results from the tax effect of the reduction in the provision recorded for the TomorrowNow litigation. The decrease in deferred tax liabilities mainly results from the subsequent effects of our business combinations in prior years. It mostly relates to intangible assets and other financial assets.

Current income tax payments were reduced in 2011 in the amount of €53 million (2010: €1 million; 2009: €2 million) due to the TomorrowNow litigation.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31, 2011, 2010, and 2009, because it is not probable that future taxable profits will be available against which we can utilize the benefits thereof:

Items not Resulting in a Deferred Tax Asset

€ millions	2011	2010	2009
Unused tax losses
Not expiring	38	9	13
Expiring in the following year	10	5	1
Expiring after the following year	93	103	138
Total unused tax losses	141	117	152
Unused research and development and foreign tax credits
Not expiring	17	21	0
Expiring after the following year	3	2	4
Total unused tax credits	20	23	4

We have not recognized a deferred tax liability on approximately €5.54 billion (2010: €4.56 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €1.10 per share for the year ended December 31, 2011, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31, 2011, 2010, and 2009, consists of the following:

Total Income Tax

€ millions	2011	2010	2009
Income tax recorded in profit	1,329	525	685
Income tax recorded in share premium	–10	–1	0
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Actuarial gains/losses on defined benefit pension plans	–5	–18	0
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Unrealized gains/losses on available-for-sale financial assets	0	0	1
Gains/losses on cash flow hedges	–1	–5	11
Currency effects	–6	5	0
Total	1,307	506	697

The income tax recorded in share premium relates to our equity-settled share-based compensation.

We are subject to ongoing tax audits by domestic and foreign tax authorities. As a result of the tax audit of SAP AG and its German subsidiaries for the years 2003 through 2006, we are in dispute with the German tax authorities in respect of intercompany financing matters. We strongly disagree with the tax authorities’ position and intend to vigorously contest it. Currently, we expect that we will need to initiate litigation to prevail. We have not recorded a provision for this matter as we believe that the authorities’ claim has no merit and that no adjustment is warranted. If, contrary to our view, the German tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expense) for the tax audit period 2003 through 2006 and for the following years 2007 through 2011 of approximately €130 million in total.

(12)	EARNINGS PER SHARE

Restricted shares (the bonus shares in the Share Matching Plan as discussed in Note (28) below) granted to employees under our share-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated	2011	2010	2009
Profit attributable to owners of parent	3,438	1,811	1,748
Issued ordinary shares	1,227	1,226	1,226
Effect of treasury shares	–38	–38	–38
Weighted average shares — basic(1)	1,189	1,188	1,188
Dilutive effect of share-based payment plans(1)	1	1	1
Weighted average shares — diluted(1)	1,190	1,189	1,189
Basic earnings per share, in €, attributable to owners of parent	2.89	1.52	1.47
Diluted earnings per share, in €, attributable to owners of parent	2.89	1.52	1.47

(1)	Number of shares in millions

(13)	OTHER FINANCIAL ASSETS

Other financial assets as at December 31 were as follows:

Other Financial Assets

	2011			2010
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	269	313	582	42	328	370
Debt investments	400	0	400	0	0	0
Equity investments	0	161	161	0	107	107
Available-for-sale financial assets	400	161	561	0	107	107
Derivatives	148	17	165	116	0	116
Investments in associates	0	47	47	0	40	40
Total	817	538	1,355	158	475	633

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in insurance policies relating to pension assets (semi-retirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note (20b)), other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2011, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in German government bonds and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions	2011	2010
Euros	432	34
U.S. dollars	123	71
Other	6	2
Total	561	107

Our equity investments include securities measured at cost because they do not have a quoted market price and fair value cannot be reliably measured. These equity investments had a carrying value of €122 million and €79 million as at December 31, 2011, and 2010, respectively. Effects from impairment losses, reclassifications and gains/losses from sales of such equity investments were immaterial for all periods presented.

As of December 31, 2011, we do not intend to dispose of any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (27).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (26).

(14)	TRADE AND OTHER RECEIVABLES

Trade and other receivables were as follows:

Trade and Other Receivables

	2011			2010
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,431	0	3,431	3,031	0	3,031
Other receivables	62	84	146	68	78	146
Total trade and other receivables	3,493	84	3,577	3,099	78	3,177

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions	2011	2010
Gross carrying amount	3,566	3,187
Sales allowances charged to revenue	–94	–112
Allowance for doubtful accounts charged to expense	–41	–44
Carrying amount trade receivables, net	3,431	3,031

Changes in the allowance for doubtful accounts were as follows:

Increase (Decrease) in Allowance for Doubtful Accounts Charged to Expense

€ millions	2011	2010
January 1	44	48
Utilization	–6	0
Addition	6	9
Release	–3	–14
Exchange rate effects and other changes	0	1
December 31	41	44

Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions	2011	2010
Not past due and not individually impaired	2,803	2,390
Past due but not individually impaired
Past due 1-30 days	308	278
Past due 31-120 days	163	206
Past due 121-365 days	58	60
Past due over 365 days	13	42
Total past due but not individually impaired	542	586
Individually impaired, net of allowances	86	55
Carrying amount of trade receivables, net	3,431	3,031

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.

For more information about financial risk and how we manage it, see Notes (25) and (26).

(15)	OTHER NON-FINANCIAL ASSETS

Other Non-Financial Assets

	2011			2010
€ millions	Current	Non-current	Total	Current	Non-current	Total
Prepaid expenses	95	39	134	101	31	132
Other tax assets	68	0	68	58	0	58
Advance payments	11	0	11	8	0	8
Inventories	11	0	11	12	0	12
Miscellaneous other assets	2	0	2	2	0	2
Total other non-financial assets	187	39	226	181	31	212
Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be charged to expense in future periods.

(16)	GOODWILL AND INTANGIBLE ASSETS

Goodwill and Intangible Assets

€ millions	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2010	5,088	334	663	758	6,843
Foreign currency exchange differences	38	3	7	–5	43
Additions from business combinations	3,398	11	569	1,155	5,133
Other additions	0	79	0	0	79
Retirements/disposals	0	–10	1	–5	–14

December 31, 2010	8,524	417	1,240	1,903	12,084

Foreign currency exchange differences	117	1	19	28	165
Additions from business combinations	170	1	26	11	208
Other additions	0	76	0	0	76
Retirements/disposals	–5	–6	–18	–12	–41

December 31, 2011	8,806	489	1,267	1,930	12,492

Accumulated amortization
January 1, 2010	94	219	376	266	955
Foreign currency exchange differences	2	4	7	5	18
Additions depreciation	0	36	143	142	321
Retirements/disposals	0	–10	1	–5	–14

December 31, 2010	96	249	527	408	1,280

Foreign currency exchange differences	1	0	12	13	26
Additions depreciation	0	49	171	266	486
Retirements/disposals	0	–3	–18	–12	–33

December 31, 2011	97	295	692	675	1,759

Carrying value December 31, 2010	8,428	168	713	1,495	10,804

Carrying value December 31, 2011	8,709	194	575	1,255	10,733

The disposal of goodwill (€5 million) relates to the sale of a disposal group that included operations of an acquired entity.

The additions to software and database licenses in 2011 and 2010 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).

We carry the following significant intangible assets:

Significant Intangible Assets

	Carrying Amount in € Millions		Remaining Useful Life in Years
	2011	2010
Sybase — Acquired technologies	435	518	3-5
Business Objects — Acquired technologies	50	86	1-4
Sybase — Maintenance-related customer relationships	706	846	11
Sybase — Messaging and license- related customer relationships	173	189	1-9
Business Objects — Maintenance- related customer relationships	215	250	10-13
Business Objects — Other customer relationships	42	67	5-8
Total significant intangible assets	1,621	1,956

The carrying amount of goodwill by reportable segment at December 31, 2011, and 2010, was as follows:

Goodwill by Segment

€ millions	12/31/2011	Thereof Changes in 2011	12/31/2010	Thereof Changes in 2010
Product	5,206	151	5,001	776
Consulting	781	11	764	67
Training	176	3	171	22
Sybase	2,546	0	2,492	2,533

Total	8,709	165	8,428	3,398

For more information about our segments see Note (29).

The recoverable amounts for all our segments have been determined based on “value in use” calculations. The calculations use cash flow projections based on actual operating results and a company-wide five-year business plan approved by management. Cash flows for periods beyond this five-year business plan were extrapolated using the segment-specific terminal growth rates disclosed in the table below. These terminal growth rates do not exceed the long-term average growth rates for the markets in which our operating segments operate. Our estimated cash flow projections are discounted to present value by means of the pre-tax discount rates disclosed in the table below together with the terminal revenue growth rates. These pre-tax discount rates are based on a weighted average cost of capital approach (WACC).

	Product	Consulting	Training	Sybase
Pre-tax discount rates	12.7%	12.1%	12.6%	13.6%
Terminal revenue growth rate	3.6%	3.2%	2.4%	3.6%

The segments sell complementary products and services and their recoverable amounts are based on some of the same key assumptions. These key assumptions on which management has based its cash flow projections for the period covered by our five-year business plan are:

Key assumption	Basis for determining values assigned to key assumption
Budgeted revenue growth	Revenue growth rate achieved in the period immediately before the budget period, increased for an expected increase in SAP’s addressable market in the areas of cloud, mobility, and database as well as expected growth in the established categories of applications and analytics. Values assigned reflect past experience as well as expectations regarding an increase in the addressable market.
Budgeted operating margin	Operating margin budgeted for a given budget period equals the operating margin achieved in the period immediately before the budget period, increased for expected efficiency improvements. Values assigned reflect past experience, except for efficiency improvements.

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of our product, consulting, or training segments to exceed their respective recoverable amounts.

The Sybase segment’s recoverable amount exceeds its carrying amount by €922 million. The projected cash flows for the Sybase segment are derived from the budgeted operating margins and based on an average cash flow growth rate of 18% during the five-year business plan approved by management. The average cash flow growth rate would need to be 7.8 percentage points lower in order for the Sybase segment’s recoverable amount to be equal to its carrying amount. For the year ended December 31, 2011, the Sybase segment exceeded 2011 projected cash flows.

(17)	PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment

€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Historical cost
January 1, 2010	1,252	1,277	33	2,562
Foreign currency exchange differences	50	38	1	89
Additions from business combinations	10	14	0	24
Other additions	30	226	7	263
Retirements/disposals	–34	–165	0	–199
Transfers	28	3	–31	0

December 31, 2010	1,336	1,393	10	2,739

Foreign currency exchange differences	7	3	0	10
Additions from business combinations	0	0	0	0
Other additions	29	337	6	372
Retirements/disposals	–19	–183	–1	–203
Transfers	7	1	–8	0

December 31, 2011	1,360	1,551	7	2,918

Accumulated depreciation
January 1, 2010	382	809	0	1,191
Foreign currency exchange differences	19	26	0	45
Additions depreciation	45	166	0	211
Impairments	2	0	0	2
Retirements/disposals	–23	–136	0	–159
Transfers	0	0	0	0

December 31, 2010	425	865	0	1,290

Foreign currency exchange differences	4	1	0	5
Additions depreciation	47	191	0	238
Retirements/disposals	–16	–150	0	–166
Transfers	0	0	0	0

December 31, 2011	460	907	0	1,367

Carrying value

December 31, 2010	911	528	10	1,449

December 31, 2011	900	644	7	1,551

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and cars acquired in the normal course of business.

(18)	TRADE AND OTHER PAYABLES, FINANCIAL LIABILITIES, AND OTHER NON-FINANCIAL LIABILITIES

(18a)	Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

	2011 Term			2010 Term
€ millions	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2010
Trade payables	727	0	727	700	0	700
Advance payments received	95	0	95	97	0	97
Miscellaneous other liabilities	115	43	158	126	30	156
Trade and other payables	937	43	980	923	30	953

Miscellaneous other liabilities include mainly deferral amounts for free rent periods.

(18b)	Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial liabilities

	2011 Term			2010 Term
€ millions	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2010
Bonds	600	1,595	2,195	0	2,191	2,191
Private placement transactions	423	1,237	1,660	0	1,069	1,069
Bank loans	101	1	102	1	1,098	1,099
Other financial liabilities	207	92	299	141	91	232
Financial liabilities	1,331	2,925	4,256	142	4,449	4,591

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.98% in 2011, 2.76% in 2010, and 4.32% in 2009.

An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (25). Information on the risk associated with our financial liabilities is provided in Note (26) and information on fair values is provided in Note (27).

Bonds

As at December 31, 2011, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume on 12/31/2011 in € millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.65%	500	498	498
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.59%	500	498	497
Eurobond 3 – 2010	2012	99.863%	1.75% (fix)	2.01%	600	600	598
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.39%	600	599	598

Bonds						2,195	2,191

The Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in Respective Currency on 12/31/2011 in millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
German promissory note SSD				€697	697	696
Tranche 1 – 2009	2012	4.04% (fix)	4.08%	€63.5
Tranche 2 – 2009	2012	3.46% (variable)	3.51%	€359.5
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86
Tranche 4 – 2009	2014	3.81% (variable)	3.86%	€158
Tranche 5 – 2009	2014	3.72% (variable)	3.76%	€30
U.S. private placement				US$ 1,250	963	373
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$ 300
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$ 200
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$ 600
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$ 150

Private placements					1,660	1,069

The coupon and the effective interest rates for the floating rate tranches 2, 4, and 5 of the German promissory notes (“Schuldscheindarlehen,” SSD) were calculated based on the last three-month EURIBOR interest rate fixing for the tranches in 2011.

The U.S. private placement notes were issued through one of our subsidiaries that has the U.S. dollar as its functional currency.

Bank Loans

Our bank loans have the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume on 12/31/2011 in € millions	Balance on 12/31/2011 in € millions	Balance on 12/31/2010 in € millions
Acquisition term loan	2012	1.45% (var.)	2.02%	0	0	992
Additional term loan	2012	2.64% (var.)	2.64%	100	100	100
Other loans	—	variable	variable	2	2	7

Bank loans					102	1,099

The acquisition term loan to finance the acquisition of Sybase in July 2010 with an initial drawdown of approximately €2.64 billion and an outstanding nominal volume of €1.0 billion as at December 31, 2010, was repaid early during 2011.

The coupon and the effective interest rate for the additional term loan were calculated based on the last 12-month EURIBOR interest rate fixing for this financing instrument in 2011.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.

(18c)	Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

	2011 Term			2010 Term
€ millions	Current	Non-Current	Balance on 12/31/2011	Current	Non-Current	Balance on 12/31/2010
Other employee-related liabilities	1,541	92	1,633	1,362	85	1,447
Other taxes	440	0	440	364	0	364
Other non-financial liabilities	1,981	92	2,073	1,726	85	1,811

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(19)	PROVISIONS

Provisions based on due dates as at December 31 were as follows:

Provisions

	2011			2010
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (19a))	25	71	96	2	76	78
Other provisions (see Note (19b))	537	195	732	1,285	216	1,501
Total	562	266	828	1,287	292	1,579

(19a)	Pension Plans and Similar Obligations

We maintain several defined benefit and defined contribution pension plans for our employees in Germany and at foreign subsidiaries, which provide for old age, disability, and survivors’ benefits. The measurement dates for the domestic and foreign benefit plans are December 31. Individual benefit plans have also been established for members of our Executive Board. Furthermore, in certain countries we provide termination indemnity benefits to employees regardless of the cause for termination. These types of benefits are typically defined by law in these foreign countries.

Our domestic defined benefit pension plans provide participants with pension benefits that are based on the length of service and compensation of employees.

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

Foreign defined benefit pension plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

The following table shows the development of the present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2011	2010	2011	2010	2011	2010	2011	2010
Change in benefit obligation
Benefit obligation at beginning of year	416	346	439	343	25	20	880	709
Service cost	–2	–4	19	17	3	3	20	16
Interest cost	20	18	14	17	1	1	35	36
Employee contributions	25	46	4	4	0	0	29	50
Actuarial loss (+)/gain (–)	11	13	0	29	–1	2	10	44
Benefits paid	–5	–4	–28	–17	–2	–1	–35	–22
Acquisitions/divestitures	–4	1	–1	4	0	4	–5	9
Curtailments/settlements	0	0	–3	0	0	–4	–3	–4
Other changes	1	0	0	0	0	0	1	0
Past service cost	0	0	–3	–3	0	0	–3	–3
Foreign currency exchange rate changes	0	0	16	45	1	0	17	45
Benefit obligation at year-end	462	416	457	439	27	25	946	880
Thereof fully or partially funded plans	462	416	417	404	13	12	892	832
Thereof unfunded plans	0	0	40	35	14	13	54	48
Change in plan assets
Fair value of plan assets at beginning of year	414	345	386	311	4	4	804	660
Expected return on plan assets	19	17	7	19	1	0	27	36
Employer contributions	2	1	17	31	3	5	22	37
Employee contributions	25	46	4	4	0	0	29	50
Benefits paid	–5	–4	–28	–17	–2	–1	–35	–22
Acquisitions/divestitures	–4	0	0	2	0	0	–4	2
Settlements	0	0	–3	0	0	–4	–3	–4
Other changes	0	0	0	0	–1	0	–1	0
Actuarial loss (-)/gain (+)	9	9	–7	–1	0	0	2	8
Foreign currency exchange rate changes	0	0	11	37	0	0	11	37
Fair value of plan assets at year-end	460	414	387	386	5	4	852	804
Funded status at year-end	–2	–2	–70	–53	–22	–21	–94	–76
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current pension assets	0	0	2	2	0	0	2	2
Accrued benefit liability (current)	0	0	–25	–2	0	0	–25	–2
Accrued benefit liability (non-current)	–2	–2	–47	–53	–22	–21	–71	–76
Total	–2	–2	–70	–53	–22	–21	–94	–76

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions for Defined Benefit Liabilities

	Domestic Plans			Foreign Plans			Other Post-Employment Plans
Percent	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	4.6	4.9	5.1	3.2	3.3	4.7	5.4	5.7	5.7
Rate of compensation increase	2.5	2.5	2.5	1.8	1.8	2.3	3.0	5.0	6.9

The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The components of total expense of defined benefit pension plans for the years 2011, 2010, and 2009 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost	–2	–4	–6	19	17	15	3	3	2	20	16	11
Interest cost	20	18	18	14	17	15	1	1	1	35	36	34
Expected return on plan assets	–19	–17	–15	–7	–19	–14	–1	0	0	–27	–36	–29
Curtailment	0	0	0	0	0	–1	0	0	0	0	0	–1
Past service cost	0	0	0	–3	–3	0	0	0	0	–3	–3	0

Total expense	–1	–3	–3	23	12	15	3	4	3	25	13	15
Actual return on plan assets	28	26	-3	5	18	42	0	0	0	33	44	39

Due to the fact that our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may turn into a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

We have recognized the following amounts of actuarial gains and losses for our defined benefit pension plans:

Actuarial Gains (Losses) on Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
€ millions	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Beginning balance of actuarial gains (-) and losses (+) on defined benefit plans	–6	–10	–18	86	53	57	0	–2	–2	80	41	37
Actuarial gains (-) and losses (+) on defined benefit plans recognized during the period	2	4	5	7	30	3	–1	2	0	8	36	8
Other changes	0	0	3	0	0	–5	–1	0	0	–1	0	–2
Foreign currency exchange rate changes	0	0	0	4	3	–2	1	0	0	5	3	–2
Ending balance of actuarial gains (-) and losses (+) on defined benefit plans	–4	–6	–10	97	86	53	–1	0	–2	92	80	41

For the determination of the total expense for the years 2011, 2010, and 2009, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2011, 2010, and 2009, the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans) were used:

Actuarial Assumptions for Total Expense

	Domestic Plans			Foreign Plans			Other Post-Employment Plans
%	2011	2010	2009	2011	2010	2009	2011	2010	2009
Discount rate	4.9	5.1	5.8	3.2	4.4	5.0	5.3	5.6	6.5
Expected return on plan assets	4.5	4.5	4.5	1.5	5.1	5.3	7.8	7.6	6.5
Rate of compensation increase	2.5	2.2	2.1	1.8	1.8	2.3	3.1	4.9	6.3

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2011, and our target asset allocation for the year 2012 are as follows:

Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

Percent	Target Asset Allocation 2012	Actual % of 2011 Plan Assets	Target Asset Allocation 2011	Actual % of 2010 Plan Assets
Asset category
Equity	12	10	12	11
Fixed income	66	60	81	80
Real estate	3	3	3	5
Insurance policies	1	1	0	0
Cash and other assets	18	26	4	4

Total	100	100	100	100

The investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

Our expected contribution in 2012 is €1 million for domestic defined benefit pension plans and €47 million for foreign defined benefit pension plans, all of which is expected to be paid in cash.

The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:

Pension Obligation, Plan Assets, Funded Status and Experience Adjustments

	Domestic Plans					Foreign Plans					Other Post-Employment Plans					Total
€ millions	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Defined benefit obligation	462	416	346	314	274	457	439	343	306	287	27	25	20	18	13	946	880	709	638	574
Liability experience adjustments	11	13	–13	–10	–37	0	29	31	–45	0	–1	2	0	0	–1	10	44	18	–55	–38
Plan assets	460	414	345	314	272	387	386	311	261	311	5	4	4	3	0	852	804	660	578	583
Asset experience adjustments	9	9	–18	–8	–30	–7	–1	28	–99	–10	0	0	0	0	0	2	8	10	–107	–40

Funded status	–2	–2	–1	0	–2	–70	–53	–32	–45	24	–22	–21	–16	–15	–13	–94	–76	–49	–60	9

Defined Contribution Plan/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2011, 2010, and 2009, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions	2011	2010	2009
Defined contribution plans	151	136	132
State plans	244	215	183

Total expense	395	351	315

(19b)	Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions	Balance 1/1/2011	Addition	Accretion	Acqui- sition	Utili- zation	Release	Currency Impact	Balance 12/31/2011
Employee-related provisions
Provisions for share-based compensation	147	49	0	0	–70	–9	2	119
Other employee-related provisions	167	93	0	0	–63	–8	0	189
Customer-related provisions	50	83	0	0	–56	–29	0	48
Litigation-related provisions
TomorrowNow litigation	997	32	0	0	–25	–757	–16	231
Other litigation-related provisions	43	26	0	0	–13	–5	2	53
Other provisions	97	17	5	5	–25	–8	1	92

Total Other Provisions	1,501	300	5	5	–252	–816	–11	732
Thereof current	1,285							537
Thereof non-current	216							195

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

Litigation-related provisions relate primarily to the litigation matters described in Note (24). We have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in connection with the 2011 acquisitions are measured at provisional values. For details see Note (3c). The estimate regarding the provision for the TomorrowNow litigation was adjusted substantially following the judgment of the court in September 2011. For more details, see Note (24).

Other provisions relate mainly to decommissioning, restoration and similar liabilities associated with leased facilities, onerous contracts, warranty obligations and restructuring provisions. The associated cash outflows for decommissioning, restoration and similar liabilities, which are typically long-term in nature, are generally expected to occur at the dates of exit of the facilities to which they relate. The utilization of onerous leases depends on the terms of the underlying lease contract. The related outflow for the remaining other provisions is of short-term nature.

(20)	DEFERRED INCOME

Deferred income consists mainly of prepayments made by our customers for support services and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

(21)	TOTAL EQUITY

Issued Capital

As at December 31, 2011, SAP AG had issued 1,228,083,382 no-par shares (December 31, 2010: 1,226,822,697) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2009	1,226	–38	1,226	–1,362
Issuing shares under share-based payment programs	0	0	0	0
Reissuance of treasury shares under share-based payment programs	0	1	0	42

December 31, 2009	1,226	–37	1,226	–1,320
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	–6	0	–220
Reissuance of treasury shares under share-based payment programs	0	4	0	158

December 31, 2010	1,227	–39	1,227	–1,382
Issuing shares under share-based payment programs	1	0	1	0
Purchase of treasury shares	0	–6	0	–246
Reissuance of treasury shares under share-based payment programs	0	7	0	251

December 31, 2011	1,228	–38	1,228	–1,377

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

•

Up to a total amount of €250 million by issuing new common shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

•

Up to a total amount of €250 million by issuing new common shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

•

Up to a total amount of €30 million by issuing new common shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based compensation (as employee shares). Shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s issued capital is subject to a contingent increase of common shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payment plans exercise their conversion or subscription rights. As at December 31, 2011, €134 million, representing 134 million shares, is still available for issuance (2010: €207 million).

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

Other comprehensive income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Booked in Other Comprehensive Income that will be Reclassified to Profit or

Loss Before Tax

€ millions	2011	2010	2009
Gains (losses) on exchange differences on translation	106	193	76
Reclassification adjustments on exchange differences on translation	0	0	–2

Exchange differences on translation	106	193	74
Gains (losses) on remeasuring available-for-sale financial assets	–6	5	15
Reclassification adjustments on available-for-sale financial assets	–1	–2	0

Available-for-sale financial assets	–7	3	15
Gains (losses) on cash flow hedges	–23	–88	–41
Reclassification adjustments on cash flow hedges	22	67	84

Cash flow hedges	–1	–21	43

Treasury Shares

By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to purchase, on or before June 30, 2013, up to 120 million shares of the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payment programs. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the profits of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2011, the Executive Board of SAP AG intends to propose a dividend of €1.10 per share (that is an estimated total dividend of €1,3 billion) to be paid from the profits of SAP AG.

Dividends per share for 2010 and 2009 were €0.60 and €0.50 respectively and were paid in the succeeding year.

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

Capital Structure

	2011		2010		% Change
	€ Millions	% of Equity and Liabilities	€ Millions	% of Equity and Liabilities
Total equity	12,707	55	9,824	47	29
Total current liabilities	6,266	27	5,153	25	22
Total non-current liabilities	4,252	18	5,862	28	–27
Total liabilities	10,518	45	11,015	53	–5
Equity and liabilities	23,225	100	20,839	100	11

At year-end 2011, we returned to being mainly equity-financed, as our debt ratio (defined as the ratio of total liabilities to equity and liabilities) decreased to 45% at the end of 2011 (as compared to 53% at the end of 2010). This positive development is mainly due to the strong operating cash flow in 2011, which enabled us to repay all of the acquisition-related debt outstanding as at December 31, 2010. For the same reason, the ratio of total financial debt to equity and liabilities decreased to 17% at the end of 2011 (21% as at December 31, 2010). Total financial debt consists of bank loans, bonds, and private placements. While we monitor these ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions	2011	2010	Change
Cash and cash equivalents	4,965	3,518	1,447
Current investments	636	10	626

Total Group liquidity	5,601	3,528	2,073
Current bank loans	101	1	100
Current private placement transactions	423	0	423
Current bonds	600	0	600

Net liquidity 1	4,477	3,527	950
Non-current bank loans	1	1,106	–1,105
Non-current private placement transactions	1,240	1,071	169
Non-current bonds	1,600	2,200	–600

Net liquidity 2	1,636	–850	2,486

Net liquidity 1 is total Group liquidity minus current financial debt. The increase of current financial debts relates to reclassifications due to changes in the respective maturity profile.

Net liquidity 2 is net liquidity 1 minus non-current financial debt. Our strong operating cash flow in 2011 was the main reason for the improvement of our net liquidity ratios since December 31, 2010. The increase in private placement liabilities in 2011 compared with December 31, 2010, results from a US$750 million private placement transaction concluded in the United States on June 1, 2011.

We seek to maintain a positive net liquidity position at the end of 2012. We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or private U.S. placements, only if market conditions are advantageous. Depending on the level of net liquidity we seek to achieve, we intend to continue to consider repurchasing shares for treasury in the future, but not before the fourth quarter of 2012.

For further information about our financial debt, see Note (18b).

Distribution Policy

Our goal is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In 2011, we were able to distribute €713 million in dividends from our 2010 profit (as compared to €594 million in each of 2010 and 2009 related to 2009 and 2008 profit, respectively). Aside from the distributed dividend, in 2011 and 2010 we also returned

€246 and €220 million respectively to our shareholders by repurchasing our own shares (no share repurchase occurred in 2009).

Commitments exist in connection with our equity-settled share-based payment plans (as described in (Note 28)), which we intend to meet by reissuing treasury shares or issuing common shares (For more information about contingent capital, see (Note 21)).

(23)	OTHER FINANCIAL COMMITMENTS AND CONTINGENT LIABILITIES

Other Financial Commitments

Our other financial commitments as at December 31, 2011, and 2010, were as follows:

Other Financial Commitments

€ millions	2011	2010
Operating leases	878	754
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	76	74
Other purchase obligations	496	387

Purchase obligations	572	461
Total	1,450	1,215

Our operating leases relate primarily to the lease of office space, hardware, and cars, with remaining non-cancelable lease terms between less than one and 25 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment, and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment and car purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

Commitments under operating leasing contracts and purchase obligations as at December 31, 2011, were as follows:

Other Financial Commitments

€ millions	Operating Leases	Purchase Obligations
Due 2012	212	371
Due 2013-2016	535	170
Due thereafter	131	31

	878	572

Our rental and operating lease expenses were €241 million, €267 million, and

€264 million for the years 2011, 2010, and 2009, respectively.

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies which we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$272 million (US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancellation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancellation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc., (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. The Markman hearing was held in June 2011. The trial is scheduled for June 2012.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc., and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America, and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damages claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

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

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting the reduced damages of US$272 million or having a new trial, which would decide between damages based on lost profits or infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge.

Consequently, Oracle elected to proceed with a new trial. The new trial date has not yet been set.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages in May 2011. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. SAP is appealing.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal has not yet been scheduled.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents.

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

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY)

Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €82 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For income-tax risk-related litigation please refer to Note (11).

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

In addition, SAP AG is exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from SAP subsidiaries to SAP AG. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with SAP AG in Germany, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of SAP AG is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, as at December 31, we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of SuccessFactors, Inc. as the funds are provided through our free cash and a term loan, both generated in euros. For more information, see Notes (4) and (26).

Interest-Rate Risk

Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

As at December 31, 2011, our liquidity was mainly invested in time deposits and government bonds with fixed yields, and money market instruments with variable yields, held as cash equivalents and current investments. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are not exposed to an interest-rate risk with regard to these investments. However, a fair value interest rate exposure arises from the government bonds classified as available for sale. Also, we are exposed to a cash flow risk from the variable-yield money market funds in the euro zone and the U.S.

As at December 31, 2011, we are also exposed to an interest-rate risk from our financing activities (for more details on the individual instruments see Note (18b)). While all our issued bonds with a total volume of €2.2 billion and our U.S. private placement notes with a volume of US$1.25 billion pay fixed interest, the SSD, totaling €697 million has a €547.5 million variable-rate tranche, which gives rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR rates. The same applies to the variable-rate additional term loan with a volume of €100 million.

Equity-Price Risk

Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in listed equity securities (2011: €39 million; 2010: €28 million) and our share-based compensation plans (for the exposure from these plans see Note (28)).

Credit Risk

Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations.

To reduce the credit risk in trade receivables and investments, we have made the following arrangements:

•	An agreement with an insurer to insure part of our trade receivables against credit losses

•

The receipt of rights to collateral for certain investing activities in the full amount of the investment volume, which we would only be allowed to make use of in the case of default of the counterparty to the investment.

With the exception of these transactions, we have not executed significant agreements to reduce our overall credit risk exposure, such as master netting arrangements. Therefore, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2011, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2011. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (24).

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2011	2012	2013	2014	2015	2016	Thereafter
Non-derivative financial liabilities
Trade payables	–727	–727	0	0	0	0	0
Financial liabilities	–4,034	–1,264	–687	–840	–276	–495	–792

Total of non-derivative financial liabilities	–4,761	–1,991	–687	–840	–276	–495	–792
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–179
cash outflows		–2,887	–10	–10	–10	–10	–40
cash inflows		2,797	0	0	0	0	0
Currency derivatives with designated hedge relationship	–34
cash outflows		–569	–50	0	0	0	0
cash inflows		534	49	0	0	0	0
Interest rate derivatives with designated hedge relationship	–8
cash outflows		–9	–5	–3	0	0	0
cash inflows		6	3	1	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	118
cash outflows		–2,172	0	0	0	0	0
cash inflows		2,281	0	0	0	0	0
Currency derivatives with designated hedge relationship	4
cash outflows		–82	0	0	0	0	0
cash inflows		87	0	0	0	0	0

Total of derivative financial liabilities and assets	–99	–14	–13	–12	–10	–10	–40

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2010	2011	2012	2013	2014	2015	Thereafter
Non-derivative financial liabilities
Trade payables	–699	–699	0	0	0	0	0
Financial liabilities	–4,445	–145	–2,220	–667	–824	–253	–695

Total of non-derivative financial liabilities	–5,144	–844	–2,220	–667	–824	–253	–695
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–109
cash outflows		–883	–9	–9	–9	–9	–42
cash inflows		852	0	0	0	0	0
Currency derivatives with designated hedge relationship	–27
cash outflows		–360	–38	0	0	0	0
cash inflows		333	36	0	0	0	0
Interest rate derivatives with designated hedge relationship	–10
cash outflows		–12	–9	–5	–3	0	0
cash inflows		5	4	2	1	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	80
cash outflows		–4,502	0	0	0	0	0
cash inflows		4,590	0	0	0	0	0
Currency derivatives with designated hedge relationship	3
cash outflows		–62	0	0	0	0	0
cash inflows		64	0	0	0	0	0

Total of derivative financial liabilities and assets	–63	25	–16	–12	–11	–9	–42

The overall decrease of cash outflows for our non-derivative financial liabilities compared to year-end 2010 is mainly due to the early repayment of the acquisition term loan in the amount of €1 billion while our 2011 financing activities only amounted to €580 million. For more information, see Note (18b).

(26)	FINANCIAL RISK MANAGEMENT

We manage market risks (including foreign currency exchange rate risk, interest rate risk,

equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. In the sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other comprehensive income we determine the periodic effects by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

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

Currency Hedges Without Designated Hedge Relationship

The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency-denominated monetary assets and liabilities from our operating activities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

Currency hedges without a designated hedge relationship also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

In addition, we held foreign currency options as at December 31, 2011, to partially hedge the cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of SuccessFactors. For more information see Note (4).

Currency Hedges with Designated Hedge Relationship (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 15 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Canada, and Australia. We generally use foreign exchange derivatives that have maturities of 15 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2011, net losses totaling €14 million (2010: net losses of €55 million; 2009: net losses of €18 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2011 and 2010, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in 2011 and 2010 and only immaterial ineffectiveness for these hedges in 2009. In 2011, we reclassified net losses of €13 million (2010: net losses of €44 million; 2009: net losses of €37 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €21 million of the net losses recognized in other comprehensive income as at December 31, 2011, will be reclassified from other comprehensive income to profit or loss during fiscal year 2012.

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes both, our foreign currency-denominated financial instruments and our forecasted intercompany transactions, although the latter are scoped out of IFRS 7. As our internal calculation of value-at-risk is thus not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

•

Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non-existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments.

•

Income or expenses recorded in connection with the non-derivative monetary financial instruments discussed above are mainly recognized in the relevant entity’s functional currency. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income in this regard.

•

Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit or other comprehensive income.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

•	Derivatives held within a designated cash-flow hedge relationship

•	Foreign currency embedded derivatives

•	The foreign currency options held as at December 31, 2011, in connection with the acquisition of SuccessFactors.

With respect to the nominal amounts of derivatives held within a designated cash-flow hedge relationship, the foreign currency options and foreign currency embedded derivatives, the data at year-end is not representative of the exposure during the year as a whole. On average, our exposure to foreign currency exchange rate risk in 2011 was based on nominal amounts of €1.3 billion, with a range of exposure on nominal amounts from a low of €815 million to a high of €2.4 billion, which was also the year-end exposure.

As mentioned above, the interest element, which is not part of the assigned cash flow hedge relationship and is recognized in profit or loss, is not affected by currency fluctuations. As we do not have a significant exposure to a single currency in our derivatives held within a designated cash flow hedge relationship, we disclose our exposure to our major foreign currencies (as described in Note (26)) in total. If, on December 31, 2011, the euro had gained (lost) 10% against all our major currencies, the effective portion of the foreign currency cash-flow hedge recorded in other comprehensive income would have been €70 million higher (lower) (December 31, 2010: €46 million higher (lower); December 31, 2009: €55 million higher (lower)) than presented.

With respect to our foreign currency embedded derivatives, any changes in the value of such derivatives is recognized in profit or loss. If, on December 31, 2011, the euro had gained (lost) 10% against the Swiss franc (which is the currency accounting for the majority of our exposure from foreign currency embedded derivatives), Other non-operating expense, net would have been €41 million higher (lower) (December 31, 2010: €42 million higher (lower); December 31, 2009: €38 million higher (lower)) than presented.

The foreign currency options held to hedge the cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of SuccessFactors, were not designated as cash flow hedges. Therefore, any change in the value of these derivatives is recognized in profit or loss. If, on December 31, 2011, the euro had gained (lost) 10% against the U.S. dollar, Other non-operating expense, net would have been €6 million higher (€50 million lower) than presented.

Our sensitivity to foreign currency exchange rate fluctuations has increased during the year ended December 31, 2011, mainly due to the increase of the nominal amounts hedged in a cash-flow hedge relationship and the nominal amounts underlying the foreign currency options held in connection with the acquisition of SuccessFactors.

Interest-Rate Risk Management

The primary aim of our interest-rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2011, a cash flow interest rate risk existed with regard to our investing activities in money market instruments with variable yields in the amount of €1.4 billion.

While the majority of our financial debt carries a fixed interest rate, €648 million in financial liabilities carry floating interest rates. To hedge the cash-flow risk resulting from fluctuations in future interest payments for the variable-rate tranches of the German promissory notes (SSD), which have a nominal value of €548 million, we entered into interest rate payer swaps. With these instruments, we are economically converting the underlying floating rate into a fixed rate, as the changes in the cash flows of the hedged items resulting from changes in EURIBOR are offset against the changes in the cash flows of the interest rate swaps. On December 31, 2011, the nominal volume of the interest rate payer swaps covered the total volume of the variable-rate tranches of the SSD. The cash flow risk resulting from fluctuations in future payments relating to the outstanding balance of €100 million of the additional term loan as at December 31, 2011, was not hedged. Interest rate swaps included, approximately 97% (2010: 75%) of our total interest-bearing financial liabilities outstanding as at December 31, 2011, had a fixed interest rate whereas 69% (2010: 65%) of our interest-bearing investments had a fixed interest rate.

Therefore, we are mainly exposed to an interest-rate risk from our variable-yield money market instruments.

Derivatives with Designated Hedge Relationship (Cash Flow Hedges)

As at December 31, 2011, we held interest rate derivatives with a designated hedge relationship that had a negative fair value of €8 million (2010: €10 million), for which in 2011 net losses of €3 million (2010: €10 million net losses; 2009: €14 million net losses) were recorded in other comprehensive income due to the designation as cash-flow hedge instruments. In 2011, we reclassified net losses of €4 million (2010: net losses of €6 million; 2009: €26 million) out of other comprehensive income to finance income, net due to the hedged items affecting income. We did not record any ineffectiveness for these hedges for the fiscal years 2011, 2010, and 2009.

The following table shows the contractual maturities of the cash flows for the SSD interest payments:

Contractual Maturities of the Cash Flows for SSD Interest Payments

Start Date	End Date	Nominal Volume in € Millions	Reference Rate
April 9,2009	April 9, 2012	359.5	3-month-EURIBOR
April 9,2009	April 9, 2014	158	3-month-EURIBOR
June 2,2009	June 2, 2014	30	3-month-EURIBOR

Interest Rate Exposure

A sensitivity analysis is provided to show our interest rate risk exposure on December 31, 2011, considering the following:

•

Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31, 2011, we had fixed-rate government bonds classified as available-for-sale as described in Note (25). We therefore consider interest rate changes relating to the fair value measurement of such fixed-rate non-derivative financial assets classified as available-for-sale in the equity-related sensitivity calculation.

As our investment portfolio did not contain fixed-rate financial assets throughout the whole of 2011, the data at year-end is not representative of the year as a whole. On average, our exposure to fair value interest rate risk from investing activities in 2011 was based on interest-bearing assets of €250 million, with a range of exposure from a high of

€500 million to a low of €0 million. The year-end exposure was €400 million.

•

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Since we have entered into interest rate payer swaps for the variable components of the SSD, we therefore have no significant interest-rate risk arising from our SSD. Thus, we take into consideration interest rate changes relating to our additional term loan and our investments in money market instruments in the profit-related sensitivity calculation.

With respect to the invested amounts, the data at year-end is not representative of the year as a whole. On average, our exposure to cash flow interest rate risk from investments in 2011 was based on investments of €1.3 billion, with a range of exposure on investments from a low of €875 million to a high of €1.4 billion which was also the year-end exposure. With respect to the financed amounts, the data at year-end is not representative of the year as a whole. Significant debt amounts from the acquisition term loan raised in connection with the acquisition of Sybase were refinanced in 2011. On average, our exposure to cash flow interest rate risk from financing activities in 2011 was based on interest-bearing liabilities of €308 million, with a range of exposure from a high of €1.1 billion to a low of €100 million which was also the year-end exposure.

•

Due to the designation of interest rate payer swaps to a cash flow hedge relationship, the interest rate changes affect the respective amounts recorded in other comprehensive income. The movements related to the interest rate swaps’ variable leg are not reflected in the sensitivity calculation, as they offset the variable-interest-rate payments for the SSD. We therefore only consider interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation for the interest rate swaps designated to be in a hedge relationship. With respect to the borrowing and related hedged amounts, the data at year-end is representative for the year as a whole.

Due to the current low interest rate level we base our sensitivity analyses on a yield curve shift of +100/–20 basis points to avoid negative interest rates.

If, on December 31, 2011, 2010, and 2009 interest rates had been 100 basis points higher (20 basis points lower), this would not have had a material effect on:

•	The gains/losses on available-for-sale financial assets positions in other comprehensive income

•	Finance income, net for our variable-interest-rate investments and financial debt

•	The effective portion of the interest rate cash flow hedge in other comprehensive income

Equity-Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2011: €39 million; 2010: €28 million) are monitored based on the current market value that is affected by the fluctuation in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2011 (2010), would not have a material impact on the value of our investments in marketable securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payment plans. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. While the underlying share-based payment plans are not within the scope of IFRS 7 and thus the resulting equity price risk is not required to be analyzed, the derivative instruments used to hedge these plans are. Nevertheless, in our sensitivity analysis we include the underlying share-based payment plans and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2011, would have increased (decreased) our share-based compensation expenses by €27 million (€25 million) (2010: €53 million; 2009: €46 million).

Credit Risk Management

To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least A–.We only make investments at issuers with a lower rating in exceptional cases. However, such investments were not material in 2011. The weighted average rating of our financial assets is in the range A to A-. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds of non-financial corporations with at least investment grade level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on the market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of CDS spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers, and it is partially covered by merchandise credit insurance.

Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries and countries worldwide. For further information about our trade receivables, see Note (14). For information about the maximum exposure to credit risk, see Note (25).

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

In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015, effectively replacing the €1.5 billion syndicated revolving credit facility signed in September 2009. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. As at December 31, 2011, there were no borrowings outstanding under the facility. Furthermore, as at December 15, 2011, SAP AG secured a forward loan in the amount of €200 million bearing fixed interest with the exact borrowing rate determined at the date of drawdown at the applicable EURIBOR plus a margin of 35 basis points per annum.

To partially finance the forecasted acquisition of SuccessFactors, as at December 3, 2011, SAP AG entered into a €1.0 billion syndicated term loan facility agreement with an initial term of one year ending in December 2012, which may be extended by six months. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR plus a margin of 60 to 85 basis points, depending on the point in time during the term when the credit facility is used. We are also required to pay a commitment fee of 12.5 basis points per annum increasing to a maximum of 20 basis points , depending on the amount drawn. As at December 31, 2011, there were no borrowings outstanding under the facility; however in connection with closing the acquisition of SuccessFactors on February 21, 2012, we drew €1 billion under the facility.

Additionally, as at December 31, 2011, and 2010, SAP AG had available lines of credit totaling €490 million and €545 million, respectively. As at December 31, 2011, and 2010, there were no borrowings outstanding under these lines of credit. As at December 31, 2011, and 2010, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €54 million and €60 million, respectively. Total aggregate borrowings under these lines of credit were immaterial as at December 31, 2011, and 2010.

(27)	ADDITIONAL FAIR VALUE DISCLOSURES ON FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT) and amortized cost (AC).

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables” and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Fair Values of Financial Instruments

€ millions		2011						2010
		Book Value 12/31	Measurement Categories			Fair Value 12/31	Not in Scope of IFRS 7	Book Value 12/31	Measurement Categories			Fair Value 12/31	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	4,965	4,965			4,965		3,518	3,518			3,518
Trade receivables	L&R	3,577	3,431			3,431	145	3,177	3,031			3,031	146
Other financial assets		1,355						633
Debt securities	L&R/AFS				400	400
Equity securities	AFS			122	39	39	47			79	28	28	40
Other nonderivative financial assets	L&R		396			396	186		188			188	182
Derivative assets
with hedging relationship	—				4	4					3	3
without hedging relationship	HFT				161	161					113	113
Liabilities
Trade payables	AC	–980	–727			–727	–253	–952	–699			–699	–253
Financial liabilities		–4,256						–4,591
Nonderivative financial liabilities	AC		–4,034			–4,107			–4,445			–4,463
Derivatives
with hedging relationship	—				–43	–43					–37	–37
without hedging relationship	HFT				–179	–179					–109	–109
Total financial instruments		4,661	4,031	122	382	4,340	125	1,785	1,593	79	–2	1,573	115
Aggregation according to IAS 39
Financial assets
at fair value through profit or loss	HFT	161			161	161		113			113	113
available-for-sale	AFS	561		122	439	439		107		79	28	28
loans and receivables	L&R	8,937	8,792			8,792	145	6,883	6,737			6,737	146

		2011						2010
		Book Value 12/31	Measurement Categories			Fair Value 12/31	Not in Scope of IFRS 7	Book Value 12/31	Measurement Categories			Fair Value 12/31	Not in Scope of IFRS 7
€ millions	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Financial liabilities
at fair value through profit or loss	HFT	–179			–179	–179		–109			–109	–109
at amortized cost	AC	–5,014	–4,761			–4,834	–253	–5,397	–5,144			–5,162	–253
Out of IAS 39
Financial instruments related to employee benefit plans		186					186	182					182
Investment in associates		47					47	40					40
Derivatives with hedging relationship		–39			–39	–39		–34			–34	–34
Total financial instruments		4,660	4,031	122	382	4,340	125	1,785	1,593	79	–2	1,573	115

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

•

Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based compensation programs are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price and the volatility of our share. Fair values of our derivative interest-rate contracts are calculated by discounting the expected future cash flows by taking the prevailing market and future rates for the remaining term of the contracts as a basis.

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

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as at December 31, 2011, to the three levels of the fair value hierarchy according to IFRS 7.

Classification of Financial Instruments

	2011				2010
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	400	0	0	400	0	0	0	0
Equity investments	18	21	0	39	1	27	0	28
Available-for-sale financial assets	418	21	0	439	1	27	0	28
Derivative financial assets	0	165	0	165	0	116	0	116

Total	418	186	0	604	1	143	0	144

Financial liabilities
Derivative financial liabilities	0	222	0	222	0	146	0	146

Total	0	222	0	222	0	146	0	146

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

SAP has granted awards under various cash-settled and equity-settled share-based payment plans to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payment plans, none of which, individually or in the aggregate, are material to the Consolidated Financial Statements.

a)	Cash-Settled Share-Based Payment Plans

SAP’s stock appreciation rights are cash-settled share-based payment plans and include the following programs, which are described in detail below: Virtual Stock Option Plan (SOP 2007 (2007/2008 tranche)), SOP Performance Plan 2009 (SOP PP), Virtual Stock Option Plan 2010 (SOP 2010 (2010/2011 tranche)), and BO Rights (former Business Objects awards assumed in connection with the Business Objects acquisition in 2008). SAP purchased various call options to hedge part of the anticipated cash flow exposure relating to its share-based payment plans. The call options have been structured to replicate the payouts required, if any, under the terms of the rights. Through the hedging program, the change in fair value of the call options offsets the compensation expense on the options recognized.

The following parameters and assumptions were used for the computation of the fair value at grant date:

Fair Value and Parameters at Grant Date by Cash-Settled Plan

	2011	2010	2009
Plan	SOP 2010 2011 Tranche	SOP 2010 2010 Tranche	SOP PP
Grant date	6/9/2011	9/9/2010	5/6/2009
Weighted average fair value	€8.24	€6.46	€5.62
Expected life in years	5.8	5.8	4.6
Risk-free interest rate (depending on maturity)	2.64%	1.63%	2.39%
Grant price of SAP share	€42.03	€35.48	€28.00
Price of SAP share	€41.73	€35.45	€28.23
Expected volatility of SAP shares	27.1%	26.9%	35.0%
Expected dividend yield of SAP shares	1.66%	1.65%	1.76%
Grant price of reference index	n. a.	n. a.	€97.54
Share price of reference index	n. a.	n. a.	€108.82
Expected volatility of reference index	n. a.	n. a.	25.2%
Expected dividend yield of reference index	n. a.	n. a.	1.06%
Expected correlation SAP share/reference index	n. a.	n. a.	36.5%

As at December 31, 2011, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End for Cash-Settled Plans

	SOP 2007 (2007/2008 Tranche)	SOP PP	SOP 2010 (2010/2011 Tranche)	BO Rights
Option pricing model used	Binomial	Monte-Carlo	Monte-Carlo	Binomial
Range of grant dates	3/21/2007 4/3/2008	5/6/2009	9/9/2010 6/9/2011	2/10/1998 1/21/2008
Quantity of awards issued in thousands	15,664	10,321	10,589	5,162
Weighted average fair value as at Dec 31, 2011	€5.20	€3.12	€7.84	€27.41
Weighted average intrinsic value as at Dec 31, 2011	€3.82	0	€0.80	€22.90
Expected life as at Dec 31, 2011 in years	0.8	2.2	4.9	1.3
Risk-free interest rate (depending on maturity)	0.00%	0.18%	0.70% to 1.20%	0.30%
Expected volatility SAP shares	25.5% to 27.1%	28.6%	27.4% to 29.1%	32.0%
Expected dividend yield SAP shares	1.70%	1.70%	1.70%	1.70%
Share price of reference index	n. a.	173.06	n. a.	n. a.
Expected volatility reference index	n. a.	18.0%	n. a.	n. a.
Expected dividend yield reference index	n. a.	1.11%	n. a.	n. a.
Expected correlation SAP share/reference index	n. a.	40.4%	n. a.	n. a.

Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the SOP PP valuation, the expected volatility of the Tech Peer Group Index (ISIN DE000A0YKR94) (TechPGI) is based on the historical volatility derived from the index price history.

Expected life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2011, 2010, and 2009:

Changes in Numbers of Outstanding Awards under our Cash-Settled Plans

(000)	SOP 2007 (2007/2008 Tranche)	SOP PP	SOP 2010 (2010/2011 Tranche)	BO Rights
Outstanding as at 12/31/2008	14,486	N/A	N/A	2,963
Granted in 2009	0	10,321	N/A	0
Exercised/paid in 2009	0	0	N/A	–704
Expired in 2009	0	0	N/A	0

Forfeited in 2009	–998	–243	N/A	–372

Outstanding as at 12/31/2009	13,488	10,078	N/A	1,887
Granted in 2010	0	0	5,397	0
Exercised/paid in 2010	–167	0	0	–571
Expired in 2010	0	0	0	0
Forfeited in 2010	–323	–503	–24	–216

Outstanding as at 12/31/2010	12,998	9,575	5,373	1,100

Granted in 2011	0	0	5,192	0
Exercised/paid in 2011	–8,172	0	0	–432
Expired in 2011	0	0	0	0
Forfeited in 2011	–832	–632	–515	–130

Outstanding as at 12/31/2011	3,994	8,943	10,050	538

Additional information
Awards exercisable as at 12/31/2009	5,965	0	N/A	1,390
Awards exercisable as at 12/31/2010	12,998	0	0	1,060

Awards exercisable as at 12/31/2011	3,994	8,943	0	538

Aggregate intrinsic value of vested awards in € million, as at 12/31/2009	0	0	N/A	19
Aggregate intrinsic value of vested awards in € million, as at12/31/2010	15	0	0	22

Aggregate intrinsic value of vested awards in € million, as at 12/31/2011	15	0	0	10

Weighted average exercise price in €	37.03	47.58	42.88	21.29
Provision as at 12/31/2009 in € millions	53	14	N/A	29
Provision as at 12/31/2010 in € millions	59	36	4	24

Provision as at 12/31/2011 in € millions	20	28	27	17

Expense recognized in 2009 in € millions	20	5	N/A	6
Expense recognized in 2010 in € millions	0	21	4	6

Expense recognized in 2011 in € millions	–4	–8	28	5

a.1) SAP Stock Option Plan 2007 (SOP 2007 (2007/2008 Tranche))

Under the SAP Stock Option Plan 2007, in 2007 and 2008 we granted top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.

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

a.2) SOP Performance Plan 2009 (SOP PP)

Under the SOP Performance Plan 2009, we granted to top executives and top performers cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share relative to an industry-specific share price index, the TechPGI.

The future payout at the exercise date will be based on the outperformance of the SAP share price over the TechPGI. Exercise is only possible if the SAP share price has outperformed the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP initial exercise price (€28.00 per share). After a vesting period of two years, the plan provides for

12 predetermined exercise dates every calendar year (one date per month) until the rights lapse five years after the grant date.

Monetary benefits are capped at 110% of the exercise price (€30.80).

a.3) SAP Stock Option Plan 2010 (SOP 2010 (2010/2011 Tranche))

Under the SAP Stock Option Plan 2010, in 2010 and 2011 we granted members of the Senior Leadership Team, SAP’s Top Rewards (employees with an exceptional rating) and members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one common share over the five business days prior to the Executive Board resolution date.

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can only exercise their virtual stock options provided they are employed by SAP; if they leave the company, they forfeit them. Executive Board members’ options are non-forfeitable once granted — if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of the respective term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €46.23 (€48.33) for the 2010 tranche and €39.03 (€40.80) for the 2011 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.4) Business Objects Cash-Settled Awards Replacing Pre-Acquisition Business Objects Awards (BO Rights)

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

The benefit resulting from the stock option exercise or the RSU vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSU vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within three months from exercise, while SAP has a call option on these shares.

In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism.

b)	Equity-Settled Share-Based Payment Plans

Equity-settled plans include primarily the Share Matching Plan (SMP).

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

The following table shows the parameters and assumptions used at grant date to determine the fair value of free-matching shares, as well as the quantity of shares purchased and free-matching shares granted through this program in 2011 and 2010:

Fair Value and Parameters at Grant Date for SMP

	2011	2010
Grant date	6/8/2011	9/8/2010
Share price at grant date	€41.73	€35.45
Purchase price set by the Executive Board	€44.07	€35.12
Risk-free interest rate	1.95%	0.82%
Expected dividend yield of SAP shares	1.70%	1.65%
Expected life of free-matching shares in years	3.0	3.0
Free-matching share fair value at grant date	€39.69	€33.71
Number of shares purchased in thousands	1,334	1,591
Number of free-matching shares granted to employees in thousands	408	489
Number of free-matching shares granted to SLT in thousands	73	82
Total free-matching shares granted in thousands	481	571

The following table shows the breakdown of the expense recognized for this program in 2011 and 2010 and the unrecognized expense at year end in € millions:

Recognized and Unrecognized Expense at Year End for SMP

	2011	2010
Expense recognized relating to discount	18	21
Expense recognized relating to amortization of free-matching shares	9	2
Additional discount granted under the Share Award Program	4	3

Total expense relating to SMP	31	26

Unrecognized expense as at December 31,	22	15
Average remaining vesting period in years as at December 31,	2.2	2.7

(29)	SEGMENT AND GEOGRAPHIC INFORMATION

a)	Information on the Reportable Segments

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

The Product segment is primarily engaged in marketing and licensing our software products and providing support services for our software products. The Consulting segment performs various professional services, mainly relating to the implementation of our software products. The Training segment provides educational services on the use of our software products and related topics for customers and partners. The Sybase segment derives its revenue from licensing a range of software products, including enterprise and mobile databases, middleware, synchronization, encryption and device management software, from performing support services, professional services, and training services associated with these software products, and from providing mobile messaging services.

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

•

The internal reporting to our CODM excludes share-based compensation expenses and—since 2009—restructuring costs at segment level. For all years presented, these expenses were managed and reviewed at Group level only.

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

•	The income measures in the internal reporting to our CODM include the full amount of support revenue and exclude the following acquisition-related charges as well as discontinued activities:

•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

•	Expenses from purchased in-process research and development

•	Restructuring expenses and settlements of pre-existing relationships

•	Acquisition-related third-party costs that are required to be expensed
•

Results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. For 2011, 2010, and 2009, this relates exclusively to the operations of TomorrowNow.

Segment Revenue and Results

€ millions	Product	Consulting	Training	Sybase	Total
2011
External revenue from reportable segment	10,025	2,955	376	873	14,229
Segment result	5,940	864	147	226	7,177
Depreciation and amortization directly attributable to each segment	–14	–11	–1	–16	–42

2010
External revenue from reportable segment	9,020	2,714	362	387	12,483
Segment result	5,395	746	136	127	6,404
Depreciation and amortization directly attributable to each segment	–17	–8	–2	–7	–34

2009
External revenue from reportable segment	7,846	2,498	332	N/A	10,676
Segment result	4,731	781	115	N/A	5,627
Depreciation and amortization directly attributable to each segment	–53	–7	–2	N/A	–62

Reconciliation of Revenue and Segment Results

€ millions	2011	2010	2009
External revenue from reportable segments	14,229	12,483	10,676
External revenue from activities outside of the reportable segments	31	55	7
Adjustment support revenue	–27	–74	–11

Total revenue	14,233	12,464	10,672

Segment result from reportable segments	7,177	6,404	5,627
External revenue from activities outside of the reportable segments	31	55	7
Development expense—management view	–1,746	–1,800	–1,801
Administration and other corporate expenses—management view	–751	–651	–659
Share-based payment expense	–68	–58	–54
Restructuring	–4	-2	–194
Acquisition-related restructuring expenses	0	5	–4
Acquisition-related charges	–448	–305	–267
Adjustment support revenue	–27	–74	–11
TomorrowNow litigation	717	–983	–56

Operating profit	4,881	2,591	2,588
Other non-operating expense, net	–75	–186	–73

Financial income, net	–38	–67	–80
Profit before tax	4,768	2,338	2,435

Segment Revenue

External revenue from activities outside of the reportable segments mainly represents revenue incidental to our main business activities and minor currency translation differences.

Segment Result

The segment results of our segments Product, Consulting, and Training reflect operating expenses directly attributable or reasonably allocable to the segments, including costs of revenue, and sales and marketing expenses. Costs that are not directly attributable or reasonably allocable to the segments such as administration and other corporate expenses are not included in the segment result. Development expense is excluded from the segment result because our CODM reviews segment performance without taking development expense into account.

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

Segment Assets/Liabilities

Segment asset/liability information is not regularly provided to our CODM. Goodwill by reportable segment is disclosed in Note (16).

b)	Geographic Information

The following tables present revenue by location of customers and information about non-current assets detailed by geographic region. Noncurrent assets comprise goodwill, intangible assets, property, plant, and equipment, tax assets and other nonfinancial assets.

Total Revenue by Location of Customers

€ millions	2011	2010	2009
Germany	2,347	2,195	2,029
Rest of EMEA1)	4,644	4,068	3,614

Total EMEA	6,991	6,263	5,643

United States	3,699	3,243	2,695
Rest of Americas	1,392	1,192	925

Total Americas	5,091	4,435	3,620

Japan	652	513	476
Rest of Asia Pacific Japan	1,499	1,253	933

Total Asia Pacific Japan	2,151	1,766	1,409

SAP Group	14,233	12,464	10,672

1)	Europe, Middle East, Africa

Software and Software-Related Service Revenue by Location of Customers

€ millions	2011	2010	2009
Germany	1,726	1,564	1,439
Rest of EMEA1)	3,803	3,319	2,897

Total EMEA	5,529	4,883	4,336

United States	2,870	2,497	2,018
Rest of Americas	1,088	930	700

Total Americas	3,958	3,427	2,718

Japan	579	448	404
Rest of Asia Pacific Japan	1,253	1,036	740

Total Asia Pacific Japan	1,832	1,484	1,144

SAP Group	11,319	9,794	8,198

1)	Europe, Middle East, Africa

Software Revenue by Location of Customers

€ millions	2011	2010	2009
Total EMEA1)	1,774	1,471	1,304
Total Americas	1,482	1,247	855
Total Asia Pacific Japan	715	547	449

SAP Group	3,971	3,265	2,607

1)	Europe, Middle East, Africa

Non-Current Assets

€ millions	2011	2010
Germany	2,162	1,896
Rest of EMEA1)	5,537	4,808

Total EMEA	7,699	6,704

United States	4,513	5,565
Rest of Americas	96	60

Total Americas	4,609	5,625

Japan	12	4
Rest of Asia Pacific Japan	196	117

Total Asia Pacific Japan	208	121

SAP Group	12,516	12,450

1)	Europe, Middle East, Africa

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (8).

(30)	BOARD OF DIRECTORS

Executive Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011
Bill McDermott Co-Chief Executive Officer Strategy, Governance, Corporate Development, Innovation, Sales, Field Services, Consulting, Ecosystem Activities, Communications, Marketing

Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States

Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Board of Directors, PAETEC Communications, Inc., Fairport, New York, United States (until December 1, 2011)

Jim Hagemann Snabe Co-Chief Executive Officer Strategy, Governance, Corporate Development, Innovation, Products and Solutions Development, Communications, Marketing

Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark

Board of Directors, Bang & Olufsen a/s, Stuer, Denmark (from September 23, 2011)

Board of Directors, Linkage A/S, Copenhagen, Denmark (until November 22, 2011)

Dr. Werner Brandt Chief Financial Officer, Labor Relations Director (acting) Finance and Administration including Investor Relations and Data Protection & Privacy

Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany

Supervisory Board, QIAGEN N.V., Venlo, the Netherlands

Supervisory Board, Heidelberger Druckmaschinen AG, Heidelberg, Germany (until July 28, 2011)

Gerhard Oswald

Chief Operating Officer

SAP Active Global Support, Installed Base Maintenance & Support, Global IT, Globalization Services, Quality, Governance & Production, COO Operations, University Alliances, Global User Groups Organization, Chief Process Office, SAP Labs Network

Vishal Sikka

Technology Platform (including Application Platform & Database), Products (BI tools, EIM, Analytics & Planning Applications), Product Architecture & Governance, Design & New Applications, Research including Global Incubation

Board Members Who Left During 2011 Dr. Angelika Dammann (until July 8, 2011)

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011
Prof. Dr. h. c. mult. Hasso Plattner2), 4), 5), 7), 8) Chairman

Lars Lamadé1), 2), 4), 8) Deputy Chairman Project Manager Service & Support

Pekka Ala-Pietilä5), 7), 8) Chairman of the Board, Blyk Ltd., London, UK

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Board of Directors, CVON Innovations Limited, London, UK

Chairman of the Board of Directors, Blyk Services Oy, Helsinki, Finland

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk (NL) Ltd., London, UK

Chairman of the Board of Directors, Blyk (DE) Ltd., London, UK

Chairman of the Board of Directors, Blyk (ES) Ltd., London, UK

Chairman of the Board of Directors, Blyk (BE) Ltd., London, UK

Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands

Chairman of the Board of Directors, Blyk.be SA, Hoeilaart, Belgium

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Board of Directors, HelloSoft Inc., San José, California, United States (until January 1, 2011)

Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland (from March 4, 2011)

Thomas Bamberger1), 3) Chief Controlling Officer COO

Panagiotis Bissiritsas1), 2), 5), 6) Support Expert

Willi Burbach (until August 7, 2011) Developer

Prof. Dr. Wilhelm Haarmann2), 6), 8)

Attorney-at-law, certified public auditor, certified tax advisor

Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011
Peter Koop1), 5) Industry Business Development Expert
Christiane Kuntz-Mayr1), 5) Deputy Chairperson of the Works Council at SAP AG

Bernard Liautaud5) General Partner Balderton Capital, London, UK

Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Cap Gemini, Paris, France

Board of Directors, Quickbridge (UK) Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States

Board of Directors, Vestiaire de Copines SA, Neuilly-sur-Seine, France (from August 2, 2011)

Board of Directors, Dashlane, Inc., New York, New York, United States (from September 9, 2011)

Dr. Gerhard Maier1), 2), 3) Development Project Manager

Dr. h. c. Hartmut Mehdorn4), 6) Chief Executive Officer, Air Berlin PLC, Rickmansworth, UK	Advisory Board, Fiege-Gruppe, Greven, Germany Board of Directors, RZD — Russian Railways, Moscow, Russia (from October 27, 2011)

Dr. Hans-Bernd Meier (from August 8, 2011) Independent Consultant for SAP Projects

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg2), 3), 5), 7) Chairman of the Supervisory Board, BMW AG, Munich, Germany

Supervisory Board, Bertelsmann AG, Gütersloh, Germany

Supervisory Board, Festo AG, Esslingen, Germany

Supervisory Board, ZF Friedrichshafen AG, Friedrichshafen, Germany (until December 31, 2011)

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany (from March 24, 2011)

Board of Directors, Deere & Company, Moline, Illinois, United States

Dr. Erhard Schipporeit3), 8) Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany

Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany (from July 7, 2011)

Board of Directors, TUI Travel PLC, London, UK

Board of Directors, Fidelity Funds SICAV, Luxembourg

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2011
Stefan Schulz1), 4), 5), 6), 8) Development Project Manager

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer5) Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Supervisory Board, Heitech AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Supervisory Board, Infineon Technologies AG, Munich, Germany (until February 17, 2011)

Supervisory Board, LEONI AG, Nuremberg, Germany

Information as at December 31, 2011

1)	Elected by the employees
2)	Member of the Company’s General and Compensation Committee
3)	Member of the Company’s Audit Committee
4)	Member of the Company’s Mediation Committee
5)	Member of the Company’s Technology and Strategy Committee
6)	Member of the Company’s Finance and Investment Committee
7)	Member of the Company’s Nomination Committee
8)	Member of the Company’s Special Committee

The total compensation of the Executive Board members for the years 2011, 2010, and 2009 was as follows:

Executive Board Compensation

€ thousands	2011	2010	2009
Short-term employee benefits	20,175.5	13,254.4	30,470.4
Share-based payment	4,015.7	3,919.5	4,412.0

Subtotal	24,191.2	17,173.9	34,882.4

Post-employment benefits	1,546.5	1,999.0	1,479.0
—thereof defined-benefit	696.2	797.0	1,171.0
—thereof defined-contribution	850.3	1,202.0	308.0
Termination benefits	4,124.9	10,947.5	2,326.8
Other long-term benefits	4,031.0	3,407.0	0

Total	33,893.6	33,527.4	38,688.2

The share-based compensation amounts disclosed above are based on the grant date fair value of the virtual stock options issued to Executive Board members during the year.

Share-Based Compensation for Executive Board Members

	2011	2010	2009
Number of stock options granted	475,227	559,926	785,060
Total expense in € thousands	4,420.3	2,987.5	2,830.0

In the table above, the share-based compensation expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2011	2010	2009
PBO December 31	7,290.7	7,326.9	6,529.9
Annual pension entitlement	437.3	466.2	466.6

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 23, 2012, the total annual compensation of the Supervisory Board members for 2011 is as follows:

Supervisory Board Compensation

€ thousands	2011	2010	2009
Total compensation	3,027.4	2,875.0	1,842.1
—thereof fixed compensation	874.1	870.0	650.0
—thereof committee remuneration	465.0	325.0	92.1
—thereof variable compensation	1,688.3	1,680.0	1,100.0

The Supervisory Board members do not receive any share-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive share-based compensation such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

The total compensation of all Supervisory Board members in 2011 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,688.3 thousands (2010: €1,028.0 thousands; 2009: €1,095.1 thousands).

During fiscal year 2011, payments to former Executive Board members were as follows:

Payments to Former Executive Board Members

€ thousands	2011	2010	2009
Pension benefits	1,346.0	1,290.0	764.0
PBO	25,267.0	24,878.0	15,777.0

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2011, 2010, or 2009.

On December 31, 2011, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares	2011	2010	2009
Executive Board	20,560	13,747	15,336
Supervisory Board	121,524,139	122,156,130	127,193,136

Detailed information on the different elements of the compensation as well as on the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in the Compensation Report which is part of our Management Report and of our Annual Report on Form 20-F, both of which are available on SAP’s Web site.

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

In 2011, SAP purchased land from Campus am Jungfernsee GmbH & Co. KG, a company that is wholly owned by Hasso Plattner. The purchase price agreed is €2.6 million to be paid in 2012.

SAP supports the family & kids @ work gemeinnützige UG organization (“family & kids @ work”). Family & kids @ work looks after children whose parents work for SAP and other employers in the vicinity of our St. Leon-Rot facility in Germany. Christiane Kuntz-Mayr, who is a member of the SAP Supervisory Board, is engaged by family & kids @ work as a manager. In 2011, SAP supported family & kids @ work with a total of €2.3 million in the form of a one-time payment, a loan, and an annual fee.

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

Please refer to Note (30) for disclosures of the compensation of our Executive Board and Supervisory Board members.

(32)	PRINCIPAL ACCOUNTANT FEES AND SERVICES

At SAP AG’s Annual General Meeting of Shareholders held on May 25, 2011, SAP’s shareholders mandated KPMG AG Wirtschaftsprüfungsgesellschaft to serve as SAP AG’s independent auditor for 2011. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2011 and the previous years:

Fees for Audit and Other Professional Services

	2011			2010			2009
€ millions	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total
Audit fees	2	7	9	2	8	10	2	6	8
Audit-related fees	0	0	0	0	0	0	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
	2	7	9	2	8	10	2	6	8

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(33)	SUBSEQUENT EVENTS

Business Combinations

On February 21, 2012, SAP acquired SuccessFactors. Please see Note (4) for details.

In connection with the acquisition of SuccessFactors. we used the syndicated term loan facility to partially finance the purchase price. For more information, see Note (26).

New Share-Based Compensation Plans

In January 2012, our Supervisory Board implemented a new share-based payment plan (the LTI Plan 2015) for Executive Board members.

The Plan is designed to award members restricted share units (RSUs) each year from 2012 through 2015, with a budget of RSUs already awarded for each year at the beginning of the Plan. The number of RSUs that actually vest with the member after each year depends on our performance against objectives, defined at the beginning of the Plan, in terms of non-IFRS total revenue and non-IFRS operating profit. These objectives are derived from our Company strategy for the years through 2015. Each year, if SAP outperforms or underachieves against the objectives, the number of RSUs awarded is adjusted up or down to an actual number in the range between 80% and 150% of the initial target number. If the actual level of target achievement for a given year is below 80%, none of the initially allocated RSUs for that year vests. Each RSU that does vest entitles the beneficiary Executive Board member to a payout corresponding to the SAP share price after the end of a three-year holding period. For more information, see the Compensation Report section.

Also in January 2012, the Executive Board announced a new share-based payment plan for employees. The plan for employees, like the LTI Plan 2015 for Executive Board members, is designed to award restricted share units (RSUs). The number of RSUs that actually vest after the end of a year depends on the same objectives as are defined for the LTI Plan 2015 for Executive Board members. The Executive Board decided in December 2011 on the size of the 2012 tranche.

The total budget so far allocated for the LTI Plan 2015 and the employee plan is €179 million. The eventual financial effect cannot be estimated as it will depend on the number of vested RSUs that actually pay out and on the SAP share price, and thus the final amount paid may be above or below the budgeted amounts. All of the expense will be recorded in the period 2012 through 2015, most of it in 2012.

(34)	SUBSIDIARIES, ASSOCIATES, AND OTHER EQUITY INVESTMENTS

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Crossgate AG, Munich3)	100.0	3,784	–2,281	119,615	120
Crossgate Technologies AG, Göttingen—Rosdorf3),4)	100.0	1,310	899	–797	77
OutlookSoft Deutschland GmbH, Walldorf4)	100.0	0	–1	–1	0
Right Hemisphere GmbH, Munich3),4)	100.0	66	3	36	1
SAF Germany GmbH, Konstanz4)	100.0	582	27	387	0
SAP Beteiligungs GmbH, Walldorf	100.0	3	2	49	0
SAP Deutschland AG & Co. KG, Walldorf8)9)	100.0	2,759,982	606,243	1,285,917	4,723
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4),5),8)	100.0	0	61,197	553,154	0
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),8)	100.0	0	–23,158	804,545	0
SAP Foreign Holdings GmbH, Walldorf	100.0	0	0	–61	0
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4),8)	100.0	0	0	2,318,309	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	0	0	26	0
SAP Portals Europe GmbH, Walldorf4)	100.0	0	644	124,115	0
SAP Portals Holding Beteiligungs GmbH, Walldorf4)	100.0	0	–30	928,937	0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf4),5),8)	100.0	0	32,248	323,902	0
SAP Puerto Rico GmbH, Walldorf	100.0	27,447	–2,991	–2,366	34
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	0	–679	13,822	0
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf3),8)	100.0	0	0	25	0
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	0	0	25	0
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf4).5),8)	100.0	0	80,695	164,750	0
Sybase Germany GmbH, Düsseldorf4)	100.0	34,226	1,854	–1,119	156
TechniData BCS GmbH, Siegen	100.0	4,162	86	831	31
TechniData GmbH, Markdorf	100.0	503	–17,005	80,013	0

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa4)	100.0	0	243	–233	0
Armstrong Laing Limited, London, United Kingdom4)	100.0	0	–1	3,065	0
Business Objects (UK) Limited, London, United Kingdom4)	100.0	0	–2,368	30,535	0
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands4)	100.0	0	184	4,208	0
Business Objects Software Limited, Dublin, Ireland	100.0	752,508	276,843	3,017,120	224
Cartesis UK Limited, London, United Kingdom4)	100.0	0	–30	1,119	0
Christie Partners Holding CV, Rotterdam, the Netherlands4)	100.0	0	–1	–21,824	0
Crossgate Italia S.p.A., Milan, Italy3),4)	100.0	364	–60	594	13
Crossgate S.a.r.l., Paris, France3),4)	100.0	251	–378	–3,778	3
Crossgate UK Ltd., Slough, United Kingdom3),4)	100.0	184	–278	–5,245	6
Crystal Decisions (Ireland) Limited, Dublin, Ireland4)	100.0	0	–85	44,527	0
Crystal Decisions France S.A.S., Levallois-Perret, France4)	100.0	0	5,497	6,655	0
Crystal Decisions Holding Limited, Dublin, Ireland4)	100.0	0	152	77,708	0
Crystal Decisions UK Limited, London, United Kingdom4)	100.0	0	12	2,202	0
Edgewing Limited, London, United Kingdom4)	100.0	0	0	–17	0
Joe D Partners CV, Utrecht, the Netherlands4)	100.0	0	–16,229	621,539	0
Limited Liability Company SAP CIS, Moscow, Russia	100.0	349,593	31,405	109,845	619
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	33,086	3,955	5,567	15
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	16,599	–923	–2,551	93
Merlin Systems Oy, Espoo, Finland4)	100.0	9,463	692	2,569	29
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	376,155	47,926	380,050	398

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAF Simulation, Analysis and Forecasting Slovakia s.r.o., Bratislava, Slovakia4)	100.0	1,311	103	272	23
SAP—NOVABASE, A.C.E., Porto Salvo, Portugal4)	66.7	–	–	–	0
SAP (Schweiz) AG, Biel, Switzerland	100.0	576,669	89,183	168,840	600
SAP (UK) Limited, Feltham, United Kingdom	100.0	673,825	50,362	71,201	1,083
SAP Belgium—Systems Applications and Products NV/SA, Brussels, Belgium4)	100.0	177,627	12,751	110,734	235
SAP BULGARIA EOOD, Sofia, Bulgaria4)	100.0	2,636	–142	653	10
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	21,750	772	7,028	316
SAP Commercial Services Ltd., Valletta, Malta	100.0	0	–2	–12	0
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	85,560	9,276	29,971	237
SAP CYPRUS Ltd, Nicosia, Cyprus4)	100.0	2,731	–137	–1,961	2
SAP d.o.o., Zagreb, Croatia	100.0	6,413	–469	–883	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	147,497	16,985	31,776	158
SAP Egypt LLC, Cairo, Egypt	100.0	4,633	–2,713	–4,622	35
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	16,399	525	2,178	124
SAP España—Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain4)	100.0	233,879	22,918	200,433	356
SAP Estonia OÜ, Tallinn, Estonia	100.0	1,507	–142	–126	1
SAP Finland Oy, Espoo, Finland	100.0	100,698	5,154	70,063	106
SAP France Holding, Paris, France	100.0	1,382	89,758	4,969,849	4
SAP France, Paris, France4)	100.0	743,215	189,451	1,602,884	1,430
SAP HELLAS S.A.—SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING, Athens, Greece	100.0	28,669	1,620	9,233	53
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	43,825	–91	15,693	404
SAP Ireland Limited, Dublin, Ireland	100.0	3,237	355	–825	0

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Ireland US-Financial Services Ltd., Dublin, Ireland4)	100.0	255	165,948	2,537,691	3
SAP Israel Ltd., Ra’anana, Israel	100.0	21,717	2,636	–706	56
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy4)	100.0	328,025	25,211	267,781	508
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	21,310	1,040	3,115	457
SAP Labs Finland Oy, Espoo, Finland4)	100.0	6,617	213	45,993	45
SAP LABS France S.A.S., Mougins, France	100.0	41,258	1,947	19,731	277
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	40,131	1,276	13,238	291
SAP Latvia SIA, Riga, Latvia	100.0	1,979	34	–482	1
SAP Malta Investments Ltd., Valletta, Malta	100.0	0	–2	–12	0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49.0	76,783	–16,460	4,596	198
SAP Nederland Holding B.V., s-Hertogenbosch, the Netherlands4)	100.0	0	2,548	521,529	0
SAP Norge AS, Lysaker, Norway	100.0	74,740	6,172	23,724	83
SAP Österreich GmbH, Vienna, Austria	100.0	174,889	20,005	33,508	339
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	69,864	7,602	33,206	119
SAP Portals Israel Ltd., Ra’anana, Israel4)	100.0	61,924	19,502	35,182	311
SAP Portugal—Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	54,549	3,235	11,647	96
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	1,314	108	431	5
SAP Romania SRL, Bucharest, Romania	100.0	16,153	2,235	7,588	100
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	23,828	2,069	33,470	26
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	51.0	18,829	–5,469	2,349	36
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	63,779	1,687	29,372	715

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	16,352	749	7,332	24
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	35,364	2,631	20,754	160
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	140,440	12,119	23,763	119
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	51,901	–1,720	12,499	120
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	3,199	–104	233	3
SAPV (Mauritius), Ebene, Mauritius3),7)	0	0	–36	13,314	0
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	12,068	2,001	4,196	27
Sybase (Schweiz) GmbH, Zurich, Switzerland4)	100.0	1,526	72	1,301	6
Sybase (UK) Limited, Maidenhead, United Kingdom4)	100.0	39,010	7,253	6,440	200
Sybase 365 Limited, Maidenhead, United Kingdom4)	100.0	0	0	0	0
Sybase ApS, Copenhagen, Denmark4)	100.0	336	19	456	2
Sybase Europe B.V., Utrecht, the Netherlands4)	100.0	177,866	4,219	23,355	45
Sybase France S.a.r.l., Paris, France4)	100.0	46,298	12,006	1,653	114
Sybase Iberia S.L., Madrid, Spain4)	100.0	13,089	–22	–21,745	33
Sybase Italia SRL, Milan, Italy4)	100.0	7,968	303	–150	32
Sybase Luxembourg S.a.r.l, Luxembourg4)	100.0	213	0	–25	0
Sybase Nederland B.V., Utrecht, the Netherlands4)	100.0	1,926	157	–1,535	12
Sybase Norge AS, Oslo, Norway4)	100.0	613	71	895	2
Sybase Software BVBA/SPRL, Zaventem, Belgium4)	100.0	2,833	89	947	16
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa4)	100.0	21,609	1,424	–3,109	131
Sybase Sverige AB, Kista, Sweden4)	100.0	5,546	174	1,726	22
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa4)	100.0	31,680	6,221	20,611	15
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	0	4,098	85,410	0

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
Systems Applications Products Nigeria Limited, Abuja, Nigeria4)	100.0	13,435	955	2,690	34
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa4)	89.5	191,933	7,618	33,369	317
TomorrowNow (UK) Limited, Feltham, United Kingdom4)	100.0	0	–6	22	0
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	0	–67	–3,275	0
AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	0	0	16,147	0
Business Objects Argentina S.R.L., Buenos Aires, Argentina4)	100.0	0	0	79	0
Business Objects Option, LLC, Wilmington, Delaware, USA	100.0	0	1,004	65,757	0
Clear Standards, Inc., Sterling, Virginia, USA4)	100.0	1,061	-1,189	15,251	0
Crossgate Inc., Atlanta, USA3),4)	100.0	313	-921	-7,335	24
Extended Systems, Inc., Boise, Idaho, USA4)	100.0	0	-41	17,557	0
Financial Fusion, Inc., Concord, Massachusetts, USA4)	100.0	0	0	0	0
Frictionless Commerce, Inc., Newtown Square, Pennsylvania, USA4)	100.0	926	-671	36,524	0
iAnywhere Solutions Canada Ltd., Waterloo, Canada4)	100.0	1,367	1,313	3,385	142
iAnywhere Solutions Inc., Dublin, California, USA4)	100.0	30,102	66,396	177,422	67
INEA Corporation USA, Wilmington, Delaware, USA4)	100.0	0	3	333	0
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA4)	100.0	0	-1	99	0
Khimetrics Canada, Inc., Montreal, Canada4)	100.0	—	—	—	0
Liberia LLC, Wilmington, Delaware, USA4)	100.0	—	—	—	0
Maxware, Inc., Newtown Square, Pennsylvania, USA4)	100.0	190	45	-377	0
Right Hemisphere Inc., San Ramon, California, USA3),4)	100.0	756	-1,605	48,508	28
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,186,980	257,874	1,520,738	5,740

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	24,069	2,085	2,779	36
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	156,386	10,194	29,911	573
SAP Brasil Ltda, São Paulo, Brazil	100.0	446,070	519	97,702	1,275
SAP Canada Inc., Toronto, Canada	100.0	674,306	47,090	451,864	2,058
SAP Colombia S.A.S., Bogota, Colombia	100.0	65,014	-6,671	-10,507	159
SAP Costa Rica, S.A., San José, Costa Rica	100.0	7,409	423	2,502	9
SAP Financial Inc., Toronto, Canada4)	100.0	0	23,551	7,743	0
SAP Global Marketing, Inc., New York, New York, USA	100.0	238,518	3,892	22,759	480
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA4)	100.0	97,000	22,037	148,490	183
SAP Industries, Inc., Newtown Square, Pennsylvania, USA4)	100.0	358,574	42,453	401,089	403
SAP International, Inc., Miami, Florida, USA4)	100.0	56,008	809	12,855	50
SAP Investments, Inc., Wilmington, Delaware, USA4)	100.0	0	21,303	659,558	0
SAP LABS, LLC, Palo Alto, California, USA4)	100.0	458,999	20,168	137,595	2,029
SAP México S.A. de C.V., Mexico City, Mexico	100.0	223,775	-11,504	-10,147	408
SAP PERU S.A.C., Lima, Peru	100.0	24,280	209	1,333	44
SAP Public Services, Inc., Washington, D.C., USA4)	100.0	334,786	49,020	263,747	237
SAP Technologies Inc., Palo Alto, California, USA4)	100.0	0	0	0	0
SAP Ventures Fund I, L.P., Wilmington, Delaware, USA3),7)	0	0	4,455	15,481	0
Sybase 365 LLC, Dublin, California, USA4)	100.0	49,237	-6,371	92,932	128
Sybase 365 Ltd., Tortola, British Virgin Islands4)	100.0	0	0	-1,990	0
Sybase Argentina S.A., Buenos Aires, Argentina4)	100.0	2,251	351	1,469	12
Sybase Canada Ltd., Waterloo, Canada4)	100.0	18,579	990	5,105	69
Sybase de Mexico, S. De R.L. de C.V., Mexico City, Mexico4)	100.0	5,805	-1,586	-135	27
Sybase do Brasil Software Ltda., Sâo Paulo, Brazil4)	100.0	17,328	-1,178	-316	31

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
Sybase Global LLC, Dublin, California, USA4)	100.0	0	0	7,529	0
Sybase Intl Holdings LLC, Dublin, California, USA4)	100.0	0	0	12,047	0
Sybase, Inc., Dublin, California, USA4)	100.0	355,879	23,167	4,509,013	1,225
TomorrowNow, Inc., Bryan, Texas, USA4)	100.0	16	421,025	-192,873	3
ASIA PACIFIC JAPAN
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China4)	100.0	1,676	254	-603	6
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	0	0	261	0
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China4)	100.0	7,444	1,715	7,102	108
iAnywhere Solutions K.K., Tokyo, Japan4)	100.0	8,845	-162	-2,903	21
PT SAP Indonesia, Jakarta, Indonesia	100.0	44,166	5,090	13,989	49
PT Sybase 365 Indonesia, Jakarta, Indonesia4)	100.0	94	-6	229	0
Right Hemisphere Ltd., Auckland, New Zealand3)	100.0	547	-1,365	4,953	39
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China4)	100.0	0	-26	-1,164	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	307,921	-10,043	26,608	2,652
SAP Asia Pte Limited, Singapore, Singapore	100.0	259,969	31,471	58,537	676
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam3),4)	100.0	382	27	405	34
SAP Australia Pty Limited, Sydney, Australia	100.0	426,967	25,988	259,227	615
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	32,187	-937	1,163	50
SAP INDIA (HOLDING) PTE LTD., Singapore, Singapore	100.0	0	-6	300	0
SAP INDIA PRIVATE LIMITED, Bangalore, India	100.0	343,699	38,868	185,953	1,518
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	639,458	48,744	528,303	1,053
SAP Korea Limited, Seoul, South Korea	100.0	118,258	11,014	27,358	215
SAP Labs India Private Limited, Bangalore, India	100.0	153,304	-4,379	3,569	4,138

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	59,606	6,610	18,383	122
SAP New Zealand Limited, Auckland, New Zealand	100.0	42,207	4,324	33,945	42
SAP PHILIPPINES, INC., Makati, Philippines	100.0	28,426	879	9,090	38
SAP R&D Center Korea, Inc., Seoul, South Korea4)	100.0	9,009	347	15,944	90
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand6)	49.0	45,622	2,396	35,215	50
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	58,408	6,271	26,331	71
Sybase (N.Z.) Limited, Wellington, New Zealand4)	100.0	2,564	750	4,389	5
Sybase (Singapore) Pte Limited, Singapore 4)	100.0	9,539	-22	974	168
Sybase 365 Ltd. (HK), Hong Kong, China4)	100.0	—	—	—	0
Sybase Australia Pty Limited, Sydney, Australia4)	100.0	15,267	2,100	8,357	35
Sybase Hong Kong Limited, Hong Kong, China4)	100.0	8,975	-150	223	69
Sybase India, Ltd., Mumbai, India4)	100.0	0	161	2,675	0
Sybase K.K., Tokyo, Japan4)	100.0	20,690	510	1,597	66
Sybase Korea, Ltd, Seoul, South Korea4)	100.0	9,364	326	2,877	47
Sybase Philippines Inc., Makati City, Philippines4)	100.0	0	1	-11	0
Sybase Software (China) Co. Ltd., Beijing, China4)	100.0	16,922	2,055	16,536	396
Sybase Software (India) Private Ltd, Mumbai, India4)	100.0	3,904	257	6,741	196
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia4)	100.0	2,387	103	1,643	3
Sybase Taiwan Co. Ltd., Taipei, Taiwan4)	100.0	3,913	-430	1,019	19
Technidata EHS Solutions Asia Pte Limited, Singapore4)	100.0	0	-51	47	0
TomorrowNow Australia Pty Limited, Sydney, Australia4)	100.0	0	6	404	0
TomorrowNow Singapore Pte Limited, Singapore, Singapore4)	100.0	0	-10	79	0

as at December 31, 2011	Ownership	Total Revenue in 20111)	Profit/ Loss (-) after Tax for 20111)	Total Equity as at 12/31/20111)	Number of Employees as at 12/31/20112)
Name and Location of Company	%	€(000)	€(000)	€(000)
II. INVESTMENTS IN ASSOCIATES
Alteryx Inc., Orange, California, USA4)	9.20	18,338	-1,587	-4,456	132
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA4)	16.00	32,837	-3,017	2,283	696
China DataCom Corporation Limited, Guangzhou, China4)	28.30	0	0	40,276	0
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands	5.35	—	—	—	0
Original1 GmbH, Frankfurt am Main, Germany	40.00	60	-4,405	3,494	17
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil4)	17.00	19,484	1,451	15,773	0
TechniData IT-Service GmbH, Markdorf, Germany4)	26.00	12,300	600	1,254	101

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.
2)	As at December 31, 2011, including managing directors, in FTE
3)	Consolidated for the first time in 2011
4)	Wholly or majority-owned entity of a subsidiary / investment of a subsidiary
5)	Entity with profit and loss transfer agreement
6)	The remaining shares are the preference shares without the right to vote.
7)	Consolidated in accordance with IAS 27 in conjunction with SIC 12
8)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiaries are exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.
9)	Entity whose personally liable partner is SAP AG

as at December 31, 2011
Name and Location of Company
III. OTHER EQUITY INVESTMENTS (ownership of 5 percent or more)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Apigee Corporation, Santa Clara, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, New York, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, GermanyiTAC Software AG, Dernbach, GermanyiYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Lavante, Inc., San José, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
OpenX Software Limited, London, United Kingdom
PayScale Inc., Seattle, Washington, USA
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
Smart City Planning, Inc., Tokyo, Japan
SupplyOn AG, Hallbergmoos, Germany
InnoWerft—Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA