Form 20-F
period 2012-12-31
SAP AG
filed 2013-03-22
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2012)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☑    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No   ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.
**	Including 36,334,516 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2012, which was US$1.3186 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under IFRS and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information – Exchange Rates.” On March 7, 2013, the Noon Buying Rate for converting euro to dollars was US$1.3098 per €1.00.

Unless the context otherwise requires, references in this report to ordinary shares are to SAP AG’s ordinary shares, without nominal value. References in this report to “ADRs” are to SAP AG’s American Depositary Receipts, each representing one SAP ordinary share. References in this report to “ADSs” are to SAP AG’s American Depositary Shares, which are the deposited securities evidenced by the ADRs.

SAP, R/3, ABAP, BAPI, SAP NetWeaver, Duet, PartnerEdge, ByDesign, SAP BusinessObjects

Explorer, StreamWork, SAP HANA, the Business Objects logo, BusinessObjects, Crystal Reports, Crystal Decisions, Web Intelligence, Xcelsius, Sybase, Adaptive Server, Adaptive Server Enterprise, iAnywhere, Sybase 365, SQL Anywhere, Crossgate, B2B 360°, B2B 360° Services, m@gic EDDY, Ariba, Quadrem, b-process, Ariba Discovery, SuccessFactors, Execution is the Difference, BizX Mobile Touchbase, It’s time to love work again, Jam and BadAss SaaS and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany or an SAP affiliate company.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

•

Uncertainty in the global economy, financial markets, and in political conditions could have a negative impact on our business, financial position, profit, and cash flows and put pressure on our operating profit.

•

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

•	There is a risk that undetected security vulnerabilities shipped and deployed within our software products could cause customer damage.

•

Established customers might not buy additional software products, renew maintenance agreements, or purchase additional professional services, or they might switch to other products or service offerings (including competitor products).

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Report, our outlook guidance, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both our Management Report and this report should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank (ECB); and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, ECB, IMF, or other similar sources that is contained in this report. In addition, although we believe that data from these sources is generally reliable, this type of data is imprecise. We caution readers not to place undue reliance on this data.

MEASURES CITED IN THIS REPORT

We use various performance measures to help manage our performance with regard to our primary financial goals, which are growth and profitability, and our primary non-financial goals, which are customer satisfaction and employee engagement.

Measures We Use to Manage Our Financial Performance

Revised Software and Software-Related Service Revenue Presentation

As a result of placing greater focus on cloud computing, we revised the presentation of our software and software-related service (SSRS) revenue as of January 1, 2012, and we adjusted our comparative figures accordingly. As a result of these adjustments, the subscription and other software-related service revenue item has been deleted. We believe this creates more transparency regarding SSRS revenue, particularly with respect to revenue from cloud subscriptions and support. These revenues are no longer recorded under the subscription and other software-related service revenue item, but instead shown as a separate item within the SSRS revenue. Revenue from long-term license agreements and all other revenue previously shown under SSRS revenue has been broken down into its software and support components and recorded under the software revenue and support revenue items. Thus, we present higher revenue for software and for support for 2011. This change is merely a reclassification that only affects items within SSRS revenue. The overall sum of SSRS revenue and thus the total revenue are not affected.

In addition, we introduced a new subtotal at the end of 2012 to better reflect our wide range of on-premise and cloud solutions: the software revenue item and the cloud subscription and support revenue item were merged and are now recorded under the software and cloud subscription revenue item. We believe this creates more transparency and allows better comparability with our biggest competitor.

Measures We Use to Manage Our Operating Financial Performance

In 2012, we used the following key measures to manage our operating financial performance:

Non-IFRS SSRS revenue:    Our SSRS revenue includes software and related support revenue plus cloud subscription and support revenue. The principal source of our software revenue is the fees customers pay for on-premise software licenses resulting in software being installed on the customer’s hardware. We generate cloud subscription and support revenue when we provide software and the respective support for delivery in the cloud. Software revenue and cloud subscription and support revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers who buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. Software revenue as well as cloud subscription and support revenue also tend to stimulate service revenue from consulting and training sales.

Non-IFRS bookings/billings revenue:    For our cloud activities we look at the recognized revenues as well as the contract values generated in a given period (bookings/billings). We measure bookings/billings as the amounts that we are contractually entitled to invoice the customers over the shorter of the contract term and the first 12 months following the contract execution date, anniversary of contract execution date or contract renewal date (12 months bookings/billings). In contrast to the cloud subscription and support revenues that are recognized over the period of providing the cloud service rather than in the period of contract closure, the booking/billing numbers give insight into the future revenue potential. When evaluating 12 months bookings/billings numbers, we consider both the total bookings/billings and the subset of bookings/billings that results from new customers or additional sales to existing customers in the reporting period rather than from subsequent years or renewals of existing contracts. There is no comparable IFRS measure for this figure.

Our Cloud Applications segment has grown significantly through the acquisition of SuccessFactors in early 2012. As SuccessFactors is included in SAP’s financials only from the day of acquisition, a year-over-year comparison of the bookings/billings is impacted by the acquisition. We therefore analyze and report, in addition to the absolute growth rate of bookings/billings for cloud applications, a pro forma growth rate assuming that the acquisition of SuccessFactors was completed as of January 1, 2011. A similar analysis is not provided for the Ariba segment due to the Ariba acquisition having occurred late in 2012.

Non-IFRS operating profit/non-IFRS operating margin:    In 2012, we used non-IFRS operating profit/non-IFRS operating margin and constant currency non-IFRS operating profit/non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for a discussion of the IFRS and non-IFRS measures we use.

Measures We Use to Manage Our Non-Operating Financial Performance

We use the following measures to manage our non-operating financial performance:

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

Days of Sales Outstanding and Days of Payables Outstanding:    We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures We Use to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS):    EPS measures our overall performance, because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes, but also by the number of shares outstanding. We are authorized by our shareholders to repurchase shares and believe that such repurchases, additional to dividend distributions, are a good means to return value to our shareholders.

Effective tax rate:    We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Operating, investing, and financing cash flows:    Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities.

Measures We Use to Manage Our Non-Financial Performance

In 2012, we used the following key measures to manage our non-financial performance in the areas of employee engagement and customer satisfaction:

Employee Engagement Index:    With this index, we measure the level of employee commitment, pride, and loyalty, as well as the level of employee advocacy for SAP. The index is derived from surveys conducted among our employees. With this measure, we recognize that we can achieve our growth strategy only with engaged employees.

Net Promoter Score:    This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our customer survey. Conducted each year, this survey identifies whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to and satisfied with SAP and our solutions. To derive the Net Promoter Score (NPS), we start with the percentage of “promoters” of SAP – those who give us a score of 9 or 10 on a scale of 0 to 10. We then subtract the percentage of “detractors” – those who give us a score of 0 to 6. The methodology calls for ignoring “passives,” who give us a score of 7 or 8.

Value-Based Management

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including creating a multiyear plan until 2015. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multiyear plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our strategic goals, and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

As in previous years, we provided our 2012 financial outlook on the basis of certain non-IFRS measures. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2012 against our outlook in the chapter Assets, Finances, and Operating Results.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012 and 2011

The following table reconciles our IFRS financial measures to the respective and most comparable non-IFRS financial measures of this report for each of 2012 and 2011. Due to rounding, the sum of the numbers presented in this table might not precisely equal the totals we provide.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012 and 2011

€ millions, unless otherwise stated	for the years ended December 31
	2012					2011
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Revenue measures
Software	4,658	0	4,658	–134	4,524	4,107	0	4,107
Cloud subscriptions and support	270	73	343	–21	322	18	0	18
Software and cloud subscriptions	4,928	73	5,001	–155	4,846	4,125	0	4,125
Support	8,237	9	8,246	–286	7,959	7,194	27	7,221
Software and software-related service revenue	13,165	81	13,246	–441	12,806	11,319	27	11,346
Consulting	2,442	0	2,442	–95	2,347	2,341	0	2,341
Other services	616	0	616	–18	599	573	0	573
Professional services and other service revenue	3,058	0	3,058	–113	2,945	2,914	0	2,914

Total revenue	16,223	81	16,304	–553	15,751	14,233	27	14,260

Operating expense measures
Cost of software and software-related services	–2,551	414	–2,137			–2,107	285	–1,822
Cost of professional services and other services	–2,514	128	–2,385			–2,248	32	–2,216
Research and development	–2,253	129	–2,124			–1,939	41	–1,898
Sales and marketing	–3,907	223	–3,684			–3,081	127	–2,954
General and administration	–947	164	–783			–715	30	–685
Restructuring	–8	8	0			–4	4	0
TomorrowNow litigation	0	0	0			717	–717	0
Other operating income/expense, net	23	0	23			25	0	25

Total operating expenses	–12,158	1,067	–11,090	362	–10,728	–9,352	–198	–9,550

Operating profit measures
Operating profit	4,065	1,148	5,214	–191	5,023	4,881	–171	4,710
Operating margin in %	25.1		32.0		31.9	34.3		33.0

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

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. In 2012, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic and operating decisions.

•	The variable remuneration components of our Executive Board members and employees are based on non-IFRS revenue and non-IFRS operating profit measures rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on non-IFRS revenue and non-IFRS operating profit numbers rather than the respective IFRS financial measures.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS financial measures.

•

Both our internal performance targets and the guidance we provided to the capital markets are based on non-IFRS revenues and non-IFRS profit measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Non-IFRS Revenue

Revenue items identified as non-IFRS revenue have been adjusted from the respective IFRS financial measures by including the full amount of support revenue, cloud subscriptions revenue,

and other similarly recurring revenues which we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, our IFRS cloud subscriptions and support revenue, our IFRS software and cloud subscription revenue, our IFRS software and software-related service revenue, and our IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability across periods of our ongoing performance.

Through 2011, our adjustments for deferred revenue write-downs were limited to support revenue. During 2012, we also made such deferred revenue write-down adjustments for cloud subscriptions revenue and other similarly recurring revenues. As the deferred revenue write-down adjustments for recurring revenues other than support revenue from acquisitions that were executed through 2011 were immaterial, we have not restated prior-period non-IFRS measures to align with our new non-IFRS revenue definition.

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

•	Settlements of pre-existing business relationships in connection with a business combination

•	Acquisition-related third-party expenses

•	Discontinued activities: Results of discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business

•	Expenses from our share-based payments

•	Restructuring expenses

Non-IFRS Operating Profit, Non-IFRS Operating Margin, and Non-IFRS Earnings per Share

Operating profit, operating margin, and earnings per share identified as non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share have been adjusted from the respective IFRS measures by adjusting for the above-mentioned non-IFRS revenue and non-IFRS operating expenses.

We exclude certain acquisition-related expenses for the purpose of calculating non-IFRS operating profit, non-IFRS operating margin, and non-IFRS earnings per share when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the discontinued activities, share-based payment expenses, and restructuring expenses.

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

•

The non-IFRS measures provide investors with insight into management’s decision making because management uses these non-IFRS measures to run our business and make financial, strategic, and operating decisions.

•

The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions and discontinued activities.

•

Non-IFRS and non-GAAP measures are widely used in the software industry. In many cases, inclusion of our non-IFRS measures may facilitate comparison with our competitors’ corresponding non-IFRS and non-GAAP measures.

Additionally, we believe that our adjustments to our IFRS financial measures for the results of our discontinued TomorrowNow activities are useful to investors for the following reason:

•

TomorrowNow activities were discontinued and we will thus continue to exclude potential future TomorrowNow results, which are expected to mainly comprise expenses in connection with the Oracle lawsuit, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources, both on a company level and at lower levels of the organization. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

We believe that our non-IFRS financial measures described above have limitations, including but not limited to, the following:

•	The eliminated amounts could be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

•

While our non-IFRS profit numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue and other revenue that result from the acquisitions.

•

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

•	The acquisition-related charges that we eliminate in deriving our non-IFRS profit numbers are likely to recur should SAP enter into material business combinations in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our non-IFRS profit numbers is a recurring expense that will impact our financial performance in future years.

•

The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our non-IFRS operating profit and non-IFRS operating margin numbers as these combine our non-IFRS revenue and non-IFRS expenses despite the absence of a common conceptual basis.

•

Our discontinued activities and restructuring charges could result in significant cash outflows. The same applies to our share-based payment expense because most of our share-based payments are to be settled in cash rather than shares.

•

The valuation of our cash-settled, share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

•

We have in the past issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the comparable IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

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

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency measures in non-IFRS revenue and non-IFRS operating profit measures on the one hand, and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

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

Free Cash Flow

€ millions	2012	2011	Change
Net cash flows from operating activities	3,822	3,775	1%
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–541	–445	22%

Free Cash Flow	3,281	3,330	–1%

Part I

Item 1, 2, 3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2012. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2012 has been translated into U.S. dollars for the convenience of the reader.

Part I

Item 3

SELECTED FINANCIAL DATA: IFRS

millions, unless otherwise stated	2012(1)	2012	2011	2010	2009	2008
	US$	€	€	€	€	€
Income Statement Data: Years ended December 31,
Software and software-related service revenue	17,359	13,165	11,319	9,794	8,198	8,457
Total revenue	21,392	16,223	14,233	12,464	10,672	11,575
Operating profit	5,360	4,065	4,881	2,591	2,588	2,701
Operating margin in %(2)	25.1	25.1	34.3	20.8	24.3	23.3
Profit after tax	3,722	2,823	3,439	1,813	1,750	1,848
Profit attributable to owners of parent	3,722	2,823	3,438	1,811	1,748	1,847
Earnings per share(2)
Basic in €	3.13	2.37	2.89	1.52	1.47	1.55
Diluted in €	3.12	2.37	2.89	1.52	1.47	1.55
Other Data:
Weighted-average number of shares outstanding
Basic	1,192	1,192	1,189	1,188	1,188	1,190
Diluted	1,193	1,193	1,190	1,189	1,189	1,191
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	3,266	2,477	4,965	3,518	1,884	1,280
Total assets(3)	35,385	26,835	23,227	20,839	13,374	13,900
Current financial liabilities(4)	1,058	802	1,331	142	146	2,563
Non-current financial liabilities(4)	5,862	4,446	2,925	4,449	729	40
Issued capital	1,621	1,229	1,228	1,227	1,226	1,226
Total equity	18,686	14,171	12,707	9,824	8,491	7,171

(1)

Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.3186, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2012. See “Item 3. Key Information – Exchange Rates” for recent exchange rates between the Euro and the dollar.

(2)

Operating profit is the numerator and total revenue is the denominator in the calculation of operating margin. Profit attributable to owners of parent is the numerator and weighted average number of shares outstanding is the denominator in the calculation of earnings per share. See Note (11) to our Consolidated Financial Statements for more information on earnings per share.

(3)

The large increase in total assets from 2009 to 2010 was mainly due to the acquisition of Sybase in 2010. The large increase in total assets from 2011 to 2012 was mainly due to the acquisitions of SuccessFactors and Ariba in 2012. See Note (4) to our Consolidated Financial Statements for more information on acquisitions.

(4)

The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The high amount of current financial liabilities during 2008 was due to financial debt incurred to finance the acquisition of Business Objects. The significant increase in non-financial liabilities in 2010 was due to an acquisition-term loan used to finance the acquisition of Sybase. In addition, we issued two bonds and a U.S. private placement transaction, of which, the proceeds were primarily used to finance the acquisition of Sybase. The significant increase in non-financial liabilities in 2012 was due to the issuance of a U.S. private placement transaction and Eurobonds in the course of the acquisition of Ariba. See Note (17b) to our Consolidated Financial Statements for more information on our liabilities.

Part I

Item 3

EXCHANGE RATES

The prices for our ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADRs traded on the NYSE in the United States. See “Item 9. The Offer and Listing” for a description of the ADRs. In addition, SAP AG pays cash dividends, if any, in euro. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of ADRs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADRs. Deutsche Bank Trust Company Americas is the depositary (the Depositary) for SAP AG’s ADR program. The deposit agreement with respect to the ADRs requires the Depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt. For additional information on the Depositary and the fees associated with SAP’s ADR program see “Item 12 Description of Securities Other Than Equity Securities – American Depositary Shares.”

A significant portion of our revenue and expense is denominated in currencies other than the euro. Therefore, fluctuations in the exchange rate between the euro and the respective currencies in which we conduct business could materially affect our business, financial position, income or cash flows. See “Item 5. Operating and Financial Review and Prospects – Foreign Currency Exchange Rate Exposure” for details on the impact of these exchange rate fluctuations.

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2012 through March 7, 2013.

Year	Average(1)	High	Low
2008	1.4695	1.6010	1.2446
2009	1.3955	1.5100	1.2547
2010	1.3216	1.4536	1.1959
2011	1.4002	1.4875	1.2926
2012	1.2909	1.3463	1.2062

Month	High	Low
2012
July	1.2620	1.2062
August	1.2583	1.2149
September	1.3142	1.2566
October	1.3133	1.2876
November	1.3010	1.2715
December	1.3260	1.2930
2013
January	1.3584	1.3047
February	1.3692	1.3054
March (through March 7, 2013)	1.3098	1.2988

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 7, 2013 was US$1.3098 per €1.00.

DIVIDENDS

Dividend Distribution Policy

Dividends are jointly proposed by SAP AG’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP AG’s year-end stand-alone statutory financial statements, subject to approval by the Annual General Meeting of Shareholders. Dividends are officially declared for the prior year at SAP AG’s Annual General Meeting of Shareholders. SAP AG’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Meeting of Shareholders. Record holders of the ADRs on the dividend record date will be entitled to receive

Part I

Item 3

payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

Dividends paid to holders of the ADRs may be subject to German withholding tax. See “Item 8. Financial Information – Other Financial Information – Dividend Policy” and “Item 10. Additional Information – Taxation,” for further information.

Annual Dividends Paid and Proposed

The following table sets forth in euro the annual dividends paid or proposed to be paid per ordinary share in respect of each of the years indicated. One SAP ADR currently represents one SAP AG ordinary share. Accordingly, the final dividend per ADR is equal to the dividend for one SAP AG ordinary share and is dependent on the euro/U.S. dollar exchange rate. The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares or ADRs and if you are a U.S. resident, refer to “Item 10. Additional Information – Taxation,” for further information.

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2008	0.50		0.68	(1)
2009	0.50		0.60	(1)
2010	0.60		0.85	(1)
2011	1.10	(2)	1.38	(1)
2012 (proposed)	0.85	(3)	1.11	(3),(4)

(1)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Thereof a special dividend of €0.35 per share to celebrate our 40th anniversary.

(3)	Subject to approval at the Annual General Meeting of Shareholders of SAP AG currently scheduled to be held on June 4, 2013.

(4)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on March 7, 2013 of US$1.3098 per €1.00. The dividend paid may differ due to changes in the exchange rate.

The amount of dividends paid on the ordinary shares depends on the amount of profits to be distributed by SAP AG, which depends in part upon our performance. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information – Exchange Rates”). The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP AG and approved by the Annual General Meeting of Shareholders.

RISK FACTORS

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, or political conditions could have a negative impact on our business, financial position, profit, and cash flows and put pressure on our operating profit.

The ability of our customers to invest in our products is dependent on current economic, financial, and political conditions. In the mid- to long-term, events such as a global economic crisis, shifts in government policy, fluctuations in national currencies, a potential euro area break-up, U.S. or European recession, or increasing sovereign debts, could negatively impact our customers’ ability and willingness to make investments in our products and services. These events could reduce the demand for SAP software and services, and lead to the following:

•	Delayed purchases, decreased deal size, or cancelations of proposed investments

•	Higher credit barriers for customers, reducing their ability to finance software purchases

•	Increased number of bankruptcies among customers, business partners, and key suppliers

•	Increased default risk, which may lead to significant impairment charges in the future

•	Market disruption from aggressive competitive behavior, acquisitions, or business practices

•	Increased price competition and demand for cheaper products and services

Part I

Item 3

Economic, financial, or political uncertainty could therefore cause a decline in our revenue and operating profit. As a result, we could fail to achieve our operating profit target.

Our international business activities expose us to numerous and potentially conflicting regulatory requirements, and risks which could harm our business, financial position, profit, and cash flows.

We currently market our products and services in more than 130 countries in the APJ, EMEA, Latin America, and North America regions. Sales in these countries are subject to numerous risks inherent in international business operations. Among others, these risks include:

•	Conflict and overlap among tax regimes

•	Possible tax constraints impeding business operations in certain countries

•	Expenses associated with the localization of our products and compliance with local regulatory requirements

•	Operational difficulties in countries with a high corruption perception index

•	Protectionist trade policies

•	Regulations for import and export

•	Works councils, labor unions, and immigration laws in different countries

•	Data protection and privacy in regard to access by foreign authorities to customer, partner, or employee data

•	Country-specific software certification requirements

As we expand further into new countries and markets, these risks could intensify. One or more of these factors could negatively impact our operations globally or in one or more countries or regions. Overall, we could fail to achieve our revenue target.

Social and political instability caused by terrorist attacks, civil unrest, war, or international hostilities as well as pandemic disease outbreaks or natural disasters may disrupt SAP’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East), or natural disasters (such as “Superstorm Sandy” or similar events) could have a significant negative impact on the related economy or beyond. An event that results, for example, in the loss of a significant number of our employees, or in the disruption or disablement of operations at our locations, could affect our ability to provide business services. Furthermore, this could have a significant negative impact on our partners as well as our customers and their investment decisions, which could prevent us from achieving our future revenue and operating profit target.

Market Risks

Our established customers might not buy additional software solutions, renew maintenance agreements, purchase additional professional services, or they might switch to other products or service offerings (including competitive products).

In 2012, we offered a wide range of support services including SAP MaxAttention, SAP Enterprise Support, and SAP Product Support for Large Enterprises. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. Existing customers might cancel or not renew their maintenance contracts, decide not to buy additional products and services, switch to subscription models, or accept alternative offerings from other vendors so that we could fail to achieve our maintenance-related revenue and operating profit target.

Part I

Item 3

The market for our Cloud product portfolio depends on widespread adoption of cloud solutions instead of on-premise solutions. The market for cloud solutions is at a relatively early stage of development. As a result, if it does not develop or develops more slowly than we expect, our business could be harmed.

The market for cloud computing is at an early stage relative to on-premise solutions. Cloud applications may not achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of organizations to increase their use of software as a service. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to the cloud. We have encountered customers who were unwilling to subscribe to our Cloud product portfolio because they could not install it on their premises. Other factors that could affect the market acceptance of cloud solutions include:

•	Perceived security capabilities and reliability

•	Perceived concerns about the ability to scale operations for large enterprise customers

•	Concerns with entrusting a third party to store and manage critical employee or company-confidential data

•	The level of configurability or customizability of the software

If organizations do not perceive the benefits of cloud computing, the market for our cloud business might not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business.

Our market share and profit could decline due to intense competition, consolidation, and technological innovation in the software industry.

The software industry continues to evolve rapidly and currently is undergoing a significant shift due to innovations in the areas of mobile, Big Data, cloud computing, and social media. While smaller innovative companies tend to create new markets continuously, large traditional IT vendors tend to enter such markets mostly through acquisitions.

In 2012, most merger and acquisition activities within the software industry were in cloud computing, social media, database and technology, and analytics. Therefore, SAP is facing increased competition in its business environment from traditional as well as new competitors. This could result in increased price pressure, cost increases, and loss of market share and could negatively impact the achievement of our future operating profit target.

Business Strategy Risks

Demand for our new solutions may not develop as planned and our strategy on new business models and flexible consumption models may not be successful.

Our customers are looking to take advantage of technological breakthroughs from SAP without compromising their previous IT investments. Thus, our customers might not realize the expected benefits from these previous investments. Additionally, the introduction of new SAP solutions, technologies, and business models are subject to uncertainties. Therefore, customers might wait for reference customers first, which might lead to a lower level of adoption of our new solutions and business models or no adoption at all.

Our Cloud organization recognizes subscription and support revenue from our customers over the term of their agreements, and our business depends substantially on customers renewing their agreements and purchasing additional modules or users from us. Also, any downturns or upturns in cloud sales may not be immediately reflected in our operating results, and any decline in our customer renewals would harm the future operating results of the cloud business.

We recognize cloud subscription and support revenue over the duration of our cloud business customer agreements, which typically range from one to three years with some up to five years. As a result, most of the respective revenue recognized in a given period originates from agreements entered into in earlier periods. Consequently, a shortfall in demand for our Cloud portfolio in any period may not significantly impact our cloud subscription and support

Part I

Item 3

revenue for that quarter, but could negatively affect targeted cloud subscription and support revenue in future periods.

To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure that customers will renew subscriptions at the same or higher level of service, if at all.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our cloud product portfolio, our customer support, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional modules or users, our revenue and billings may decline, and we may not realize significantly improved operating results from our customer base.

We might fail to maintain and enhance an effective partner ecosystem.

A vibrant and open partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand all our routes-to-market to optimize market coverage, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling and/or implementing our software.

These partners might not do the following:

•	Enable enough resources to promote, sell, and support to scale into targeted markets

•	Develop a sufficient number of new solutions and content on our platforms

•	Sufficiently embed our solutions to profitably drive “SAP everywhere” (OEM model)
•	Provide high-quality products and services to our customers

•	Comply with applicable laws and regulations, resulting in delayed, disrupted, or terminated sales and services

•	Renew their agreements with us on terms acceptable to us or at all

If one or more of these risks materialize, the demand for our products and services may be adversely impacted, and we may not be able to compete successfully with other software vendors. As a result, we might not achieve our revenue target.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, we may not be able to run our business efficiently and successfully.

Our success is dependent on appropriate alignment of our internal and external workforce planning processes and our location strategy with our general strategy. It is critical that we manage our internationally dispersed workforce effectively, taking short and long-term workforce and skill requirements into consideration. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. Failure to do so could hinder our ability to run our business efficiently and successfully.

If we are unable to attract, develop and retain leaders and employees with specialized knowledge and technology skills, or are unable to achieve internal gender diversity objectives, we might not be able to manage our operations effectively and successfully, or develop successful new solutions and services.

Our highly qualified workforce provides the foundation for our continued success. Competition in our industry for highly-skilled and specialized personnel and leaders, both male and female, is intense. In certain regions and specific technology and solution areas, we have set ambitious growth targets in countries such as Brazil, China, and Russia. If we are unable to identify, attract, develop, motivate, and retain well-qualified personnel, both male and female, or if existing

Part I

Item 3

highly-skilled and specialized personnel leave SAP and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively or develop, sell, or implement successful new solutions and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. In addition, SAP might not be able to achieve its internal gender diversity objectives by 2017. Finally, hiring such personnel could expose us to claims by other companies seeking to prevent their employees from working for a competitor.

Organizational and Governance-Related Risks

Laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. The regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the U.S. Foreign Corrupt Practices Act, and the UK Bribery Act, is being applied more rigorously. The rules are highly complex. Any failure by us to comply with applicable laws and regulations, or any related allegations of wrongdoing against us, whether merited or not, could have a significant negative impact on our reputation and our stock price.

Non-compliance with applicable data protection and privacy laws or failure to adequately meet the requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

As a global software and service provider, SAP is required to comply with the laws in the locations where SAP does business. SAP and its subsidiaries are facing a surge of data protection and privacy laws and regulations around the world, with further changes to be expected in the future, for example, by the European Data Protection Regulation proposed by the European

Commission. These laws and regulations amend and supplement existing requirements regarding the processing of personal data that SAP and SAP’s customers need to fulfill and which SAP consequently must address with its products and services. Failure to comply with applicable laws or to adequately address privacy concerns of customers, even if unfounded, could lead to investigations by supervisory authorities, civil liability, fines (in the future potentially calculated based on the Company’s annual turnover), loss of customers, and damage to SAP’s reputation, and thereby harm SAP’s business.

Failure to respond to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy could negatively impact SAP’s business, results of operations, and reputation.

Energy and emissions management as well as our social investments are an integral component of our holistic management of social, environmental and economic risks and opportunities. We have identified related risks in these major areas:

•	Our solutions and green IT

•	SAP’s own operations – energy management and other environmental issues such as carbon management, water use, and waste

•	Social investments focusing on education and entrepreneurship

Because SAP’s customers, employees, and investors expect a reliable energy and carbon strategy, we have re-emphasized our previously communicated targets, especially our annual carbon target of 480 kilotons for greenhouse gas emissions. If we do not achieve this target, our customers might no longer recognize SAP for its environmental leadership and buy other vendors’ products and services with the consequence that we could fail to achieve our revenue target.

Principal shareholders may be able to exert control over our future direction and operations.

If SAP AG’s principal shareholders and the holdings of entities controlled by them vote in the same manner, this could delay, prevent or facilitate a change in control of SAP or other

Part I

Item 3

significant changes to SAP AG or its capital structure. See “Item 7. Major Shareholders and Related-Party Transactions – Major Shareholders” for further information.

U.S. judgments may be difficult or impossible to enforce against us or our Board members.

Currently, except for Bill McDermott, Lars Dalgaard and Vishal Sikka, all members of SAP AG’s Executive Board and all members of the Supervisory Board are non-residents of the United States. A substantial portion of the assets of SAP and our Board members are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident persons or SAP or to enforce against non-U.S. resident persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere might be unenforceable in Germany.

Communication and Information Risks

Our controls and efforts to prevent the unauthorized disclosure of confidential information might not always be effective.

Information classified as “confidential” or “strictly confidential” that is related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, or personal data could be prematurely or inadvertently disclosed. For some of these events, this could require notification of multiple regulatory agencies and, where appropriate, the data owner, which could result in a loss of reputation for SAP. For example, breached information during a merger or acquisition deal could cause the loss of our deal target, or our share price could decline in case of prematurely published financial results. This could also negatively impact our market position, and lead to fines and penalties. In addition, this could prevent us from achieving our operating profit target.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	The relatively long sales cycles for our products

•	The large size, complexity, and extended timing of individual license transactions

•	The introduction of new licensing and deployment models such as cloud subscription models

•	The timing of the introduction of new products or product enhancements by SAP or our competitors

•	Changes in customer budgets

•	Decreased software sales that could have a significant negative impact on related maintenance and services revenue

•	Timing, size, and length of a customer’s services projects

•	Deployment models that require the recognition of revenue over an extended period of time

•	Seasonality of a customer’s technology purchases

•	Limited visibility into the ability of acquired companies to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

•	Other general economic, social, environmental, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Since many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during our fourth quarter, even a small delay in purchasing decisions could have a significant negative impact on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in

Part I

Item 3

deal size. However, the loss or delay of one or a few large opportunities, which are still characteristic of the large enterprise segment, could have a significant negative impact on our results in terms of failure to achieve our revenue target.

External factors could impact our liquidity and increase the default risk associated with and the valuation of our financial assets.

An economic downturn (for example, resulting from the euro area crisis) could have a significant negative impact on our future liquidity. We use a globally centralized financial management to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations at any time. Our total group liquidity was €2,492 million on December 31, 2012. This position is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary. However, an economic downturn could increase the default risk associated with our total group liquidity. That could have a significant negative impact on the valuation of our financial assets including our trade receivables. SAP’s investment policy with regard to total Group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that with limited exceptions we invest only in assets and funds rated BBB flat or better. The weighted average rating of the investments of our total group liquidity is in the range A to A-. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

Management’s use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make many judgments, estimates, and assumptions. The facts and circumstances on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may negatively impact the financial results we present.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policy so that it reflects new or amended financial reporting standards, or to restate our published financial statements.

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 72% of our revenue in 2012 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has a negative effect while depreciation of the euro relative to another currency has a positive effect. Variable interest balance-sheet items are also subject to changes in interest rates. For more information about our currency and interest-rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (25) and (26).

The cost of using derivative instruments to hedge share-based payments may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payments on our income statement and to limit future expense associated with those plans. We decide case by case whether and to what extent we should hedge this risk. The expense of hedging the share-based payments could exceed the benefit achieved by hedging them. Additionally, a decision to leave the plans materially unhedged could prove disadvantageous.

Part I

Item 3

The market price for our ADRs and ordinary shares may be volatile.

The trading prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results or our competitors’ results of operations or results that fail to meet market expectations;

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	changes in our externally communicated outlook;

•	changes in our capital structure, for example due to the potential future issuance of addition debt instruments;

•	general market conditions specific to particular industries;

•	litigation to which we are a party

•	general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.);

•	proposed and completed acquisitions or other significant transactions by us or our competitors; and

•	general market conditions.

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

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation needs or the resources required, SAP faces a number of different risks. For example, functional requirement changes, delays in timeline, or deviation from recommended best practices may occur during the course of a project. These scenarios have a direct impact on the project resource model and on securing adequate internal personnel or consultants in a timely manner and could therefore prove challenging.

As a result of these and other risks, SAP and/or some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Also, some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that trained consultants will be readily available, that our costs will not exceed the fees agreed in fixed-price contracts, or that customers will be satisfied with the implementation. Unsuccessful, lengthy, or costly customer implementation projects could result in claims from customers, harm SAP’s reputation, and cause a loss of future profit as well as the failure of SAP to achieve its operating profit target.

Product and Technology Risks

There is a risk that undetected security vulnerabilities shipped and deployed within our software products cause customer damage.

Customer systems or systems operated by SAP itself to provide services could potentially be compromised by vulnerabilities if they are

Part I

Item 3

exploited by hackers. This could lead to theft, destruction, or abuse of data, or systems could be rendered unusable (such as denial of service attack). If our software, our customers’ systems, or SAP systems used in the provision of services to customers are exploited by hackers, this could prevent us from meeting our contractual obligations as well as harm our reputation, and adversely impact our business, financial position, profit, and cash flows.

Undetected defects or delays in the introduction of new products and product enhancements could increase our costs and reduce customer demand.

To achieve market acceptance and high customer satisfaction, our new products and product enhancements often require long development and testing periods. Development work and market introduction are subject to risks. For example, products might not completely meet our stringent quality standards, might not fulfill market needs or customer expectations, or might not comply with local standards and requirements. Furthermore, this risk exists with respect to acquired companies’ technologies and products where we might not be able to manage these as quickly and successfully as expected. Therefore, market launches, entering new markets, or the introduction of new innovations could be delayed or not be successful.

Also, new products could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers specifically as we are expanding our product portfolio towards additional markets. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously at a higher innovation rate. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products and lead to failure of SAP to achieve our future operating profit target.

The use of existing SAP software products by customers in business-critical solutions and processes and the relative complexity and technical interdependency of our software products create a risk that customers or third parties may pursue warranty, performance, or other claims against us for actual or alleged defects in SAP software products, in our provision of services, or in our application hosting services. We have in the past been, and may in the future be, subject to warranty, performance, or other similar claims.

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

Changes in our rights to use software and technologies we license from third parties, which are an integral part of SAP’s products, could increase the time required to develop or release products, diminish their functional capabilities, or require us to pay higher license fees.

We have licensed numerous third-party technologies and we use open source software, which both have become an integral part of our product portfolio. We depend on those technologies for the functionality of our software. Changes to or the loss of third-party licenses as well as used open source licenses being construed could significantly increase in the cost of these licenses and significantly reduce software functionality and/or usability of SAP’s software products. As a result, we might incur additional development or license costs to ensure the continued functionality of our products which could prevent us from meeting our operating profit target. This risk increases when we acquire a company or a company’s intellectual property assets which had been subject to third-party technology licensing, open source software, and product standards less rigorous than our own.

If we are unable to keep up with rapid technological innovations, new business models, and market expectations, we might not be able to compete effectively.

Our future success continues to depend on our ability to keep pace with technological innovations and new business models, as well as the ability to

Part I

Item 3

enhance and expand our existing products and services. It also depends on our ability to introduce new solutions, technologies, and services that are broadly accepted in the market and that satisfy changing customer requirements.

We might not be successful in bringing new solutions, solution enhancements, and/or services to market before our competitors, and might not be able to generate enough revenue to offset the significant research and development costs we incur. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products to technological change, changing regulatory requirements, emerging industry standards, and changing customer requirements. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with solutions and other technologies offered by our competitors.

Our technology strategy might not succeed or customers might not adopt our technology platform offering if we are unable to keep up with technological innovations or successfully compete in the market.

Our technology strategy centers on the SAP HANA in-memory computing platform, a real-time platform for analytics and applications. Its success depends on the convergence with SAP Mobile Platform, our cloud platform, and the SAP NetWeaver technology platform as well as the delivery of SAP solutions based on the SAP HANA platform. Our technology strategy also relies on our ability to maintain a dynamic network of ISVs developing their own business applications using our platform technology.

We might not be successful in enabling the complete product portfolio for SAP HANA and bringing new solutions based on the SAP HANA platform to the market as fast as expected. As a result, our partner organizations and customers might not adopt the SAP HANA platform quickly enough and our competitors could introduce successful in-memory solutions to the market faster than us. As a result, we might not achieve our revenue target.

Our cloud offerings might be subject to a security attack, become unavailable, or fail to perform properly.

The software used in our Cloud portfolio is inherently complex and any defects in product functionality or system stability that cause interruptions in the availability of our application suite could result in the following:

•	Lost or delayed market acceptance and sales

•	Breach of warranty or other contract breach or misrepresentation claims

•	Sales credits or refunds to our customers

•	Loss of customers

•	Diversion of development and customer service resources

•	Injury to our reputation

The costs incurred in correcting any defects or errors might be substantial and could adversely affect our operating results. Because of the large amount of data that we collect and manage, it is possible that hardware failures, defects in our software, or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our application suite could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, and security breaches, or variability in user traffic for our application suite. Additionally, any loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our application suite until equivalent technology is either developed by us or, if available, identified.

While we have administrative, technical, and physical security measures in place, as well as contracts that require third party data centers to have appropriate security measures in place, if these security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, our reputation could be damaged, our business may suffer, and we could incur significant liability.

Part I

Item 3

In addition, our insurance coverage might not cover claims against us for loss or security breach of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and time-consuming. In addition to potential liability, if we experience interruptions in the availability of our application suite, our reputation could be harmed and we could lose customers. As a result, we might not achieve our revenue and operating profit target.

Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

We continue to believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies, with increased use of third-party code including open source code, as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products, and as non-practicing entities that do not design, manufacture, or distribute products increasingly assert intellectual property infringement claims.

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

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could hinder our ability to conduct our business.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods.

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. We expect to continue to make such acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions of companies, businesses, and technology expose us to unpredictable operational difficulties, expenditures, and risks. These risks include, among others:

•	The selection of the wrong integration model for the acquired company

Part I

Item 3

•	The failure to integrate the acquired business and its different business and licensing models

•	The failure to integrate the acquired technologies or products with our current products and technologies

•	The failure to integrate the acquired company’s operations across SAP’s different cultures, languages, and local protocols, all within the constraints of applicable local laws

•	The failure to meet the needs of the acquired company’s customers and partners in the combined company

•	The diversion of management’s time and attention from daily operations

•	The loss of key personnel of the acquired business

•

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, accounting intellectual property, or other significant liabilities that may not be detected through the due diligence process

•	Legal and regulatory constraints (such as contract obligations, privacy frameworks and agreements, and so on)

•	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

•	Practices or policies of the acquired company that may be incompatible with our compliance requirements

•	Negative impact on relationships with existing customers, partners, or third-party providers of technology or products

•

Difficulties in integrating the acquired company’s accounting, human resource, and other administrative systems and coordination of the acquired company’s research and development (R & D), sales, and marketing functions

•	Debt incurrence or significant cash expenditures

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have a significant negative impact on operating profit. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

We may not be able to obtain adequate title to or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is crucial to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights, implementing measures to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. Also, third parties might independently develop technologies that are substantially equivalent or superior to our technology. Finally, third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have a material negative impact on our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which may have a material negative effect on our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights.

Part I

Item 3, 4

SAP’s business strategy focuses on certain business models that are highly dependent on a working cyberspace. A cyber-security breach could have a significant negative impact on our customers, our reputation, and our business.

The key cyber-security risks currently applicable to SAP include industrial espionage, leakage of confidential information and intellectual property, defective products, production downtimes, supply shortages, compromised data, and cyber-attacks against on-premise, hosted, and cloud services. A failure of SAP’s cybersecurity measures could expose SAP’s business operations and service delivery to the described risks, for example, virtual attack, disruption, damage and/or unauthorized access. Additionally, SAP could be subject to recovery costs, for example, as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages against us.

We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

SAP is dependent on the exchange of a wide range of information across our global operations and on the availability of our infrastructure. There is a danger of industrial espionage, social engineering, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained unauthorized physical access to our facilities, systems, or information. Therefore, we are required to implement several protection measures designed to ensure the security of our information, IT and facility infrastructure, and other assets.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad number of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost. However, we may incur losses that are beyond the limits, or outside the scope of coverage of such insurance and that may limit or prevent indemnification under our insurance policies. In addition, we might not be able to maintain adequate insurance coverage on commercially reasonable terms in the future.

Further, certain categories of risks are currently not insurable at reasonable cost. Finally, there can be no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

We could incur significant losses in connection with venture capital investments.

We plan to continue investing in technology businesses through our partnership with SAP Ventures. Many of these investments generate net losses and require additional capital outlay from their investors. Changes to planned business operations have in the past, and also may in the future, affect the performance of companies in which SAP Ventures holds investments, and that could negatively affect the value of our investments in SAP Ventures. Moreover, for tax purposes, the use of capital losses and impairments of equity securities is often restricted, which may adversely affect our effective tax rate.

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

As part of our activities to reduce the number of legal entities in the SAP group, in 2012 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP America, Inc., SAP Deutschland AG & Co. KG and SAP (Schweiz) AG.

For a (i) description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2010 until the date of this report

Part I

Item 4

and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item  4. Information About SAP – Description of Property – Capital Expenditures.”

VISION, MISSION, AND STRATEGY

SAP was founded in 1972 and is the world leader in enterprise applications in terms of software and software-related service revenue, and the world’s third-largest independent software manufacturer based on market capitalization. With more than 232,000 customers in over 180 countries, the SAP Group includes subsidiaries in every major country and employs more than 64,000 people.

Helping the World Run Better

The world is experiencing dramatic shifts in the economy, technology, demographics, and the environment, and the rate of change is accelerating. The global middle class is expected to grow to five billion by 2030. This growing population is more connected than ever – an estimated 15 billion devices will be connected by 2015. There are more than one billion people engaged in social networks, and humankind is generating more data than ever. The rapid pace of change has brought wider availability of information, which has led to the consumerization of IT. These changes require companies to pay increasing attention to prudent management of resources and sustainable business models.

Around the globe, there is an ever growing need for people, organizations, institutions, and the world itself, to run better.

In a better-run world, businesses will anticipate and respond to sweeping changes, using knowledge as the key to competitiveness, profitability, and customer empowerment. Governments will be more responsive to their citizens and more transparent in their operations. Consumers will know more about the products they buy, so they can make decisions that fit their lifestyles and their values. And the environment will become a key decision factor.

Our Vision and Mission

SAP’s vision is to help the world run better and improve people’s lives. Our mission is to help every customer become a best-run business. We do this by delivering new technology innovations that we believe address today’s and tomorrow’s challenges without disrupting our customers’ business operations: Enterprise mobility will transform consumption of IT; in-memory technology will simplify the IT architecture in the enterprise and drive high-value applications; and the cloud delivery of IT solutions will simplify the consumption of technology and enable business networks. By leveraging our leadership in applications and analytics and combining them with new technology innovations, we can offer solutions that make our customers run better. To help our customers derive value from their SAP solutions in a fast, cost-effective, and predictable way, we also provide professional services and support.

Our Goal: Sustained Business Success

SAP has strong ambitions for sustained business success, both for itself and for its customers. By 2015, we expect to reach more than €20 billion in revenue, with a 35% non-IFRS operating margin. In addition, we aim to see one billion people interacting with our software. Our customers’ IT requirements are complex and ever changing and SAP helps meet this challenge. Consequently, we aim to build a €2 billion Cloud business and remain the fastest-growing database company to complement our market leading on-premise business. Furthermore, in 2013, we aim to increase the indicator for customer success by eight percentage points and the employee engagement index to 82% (2012: 79%), all while minimizing our environmental impact and positively impacting society. These goals affirm our focus on innovation and sustainability and help us deliver on our vision and mission.

Our Strategy: Innovative Solutions for Real-Time Business

SAP seeks to secure the growth of the company primarily through organic innovation of our portfolio product and solutions, focusing on market-leading innovation in five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology – powered by SAP HANA. We intend to increase SAP’s market leadership in the existing market categories of applications, analytics, and mobile, and to position SAP as a market leader in the new

Part I

Item 4

categories of cloud and database and technology. Our SAP HANA platform allows our customers to take advantage of real-time in-memory technology across all five market categories. Expanding our partner network offers additional opportunities to develop innovative products and solutions and significantly increases our potential sales channels. Our growth strategy is also supported by mergers and acquisitions to accelerate our innovation strategy.

The world is undergoing a technology-driven revolution in which knowledge is the currency of success. Technology is both a cause and the answer to this change. We believe that we have the right team of highly qualified and motivated employees, the right portfolio of innovative products and solutions, and the right strategy to turn this technology revolution into business evolution for our customers. What’s more, we believe we are well positioned to become known as a knowledge company. By providing end-to-end solutions to our customers, we continuously gain a great deal of business and technology knowledge as well as a deep understanding of industry best practices and value drivers. This knowledge is made available to our customers and partners to help generate business outcomes. The outcome of this strategy not only provides our customers a significant competitive advantage in this ever changing world, but it also helps them operate more sustainably.

For more information about SAP’s vision, mission, and strategy, visit www.sap.com/corporate-en/our-company. For more information about SAP’s goals, see the Medium-Term Prospects section of the SAP Integrated Report.

BUSINESS ACTIVITY AND ORGANIZATION

Our legal corporate name is SAP AG. SAP is headquartered in Walldorf, Germany. Our management reporting breaks our activities down into two divisions, On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments, On-Premise Products and On-Premise Services. Our Cloud division is also comprised of two operating segments, Cloud Applications and Ariba. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (28).

We derive our revenue from fees charged to our customers for licensing of our on-premise software products, solutions, and the use of our cloud subscription solutions. We also derive revenue from our support, consulting, development, training, and other services.

SAP markets and distributes its products, solutions, and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP products to customers in defined territories. Distributorship agreements are in place with independent resellers in some countries.

As of December 31, 2012, SAP AG controlled directly or indirectly 267 subsidiaries. Our subsidiaries perform various tasks on a local basis such as providing sales and marketing, consulting, research and development, customer support, training, and administration.

For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (33).

Part I

Item 4

The following table illustrates our most significant subsidiaries based on revenues as of December 31, 2012:

Name of Subsidiary	Ownership %	Country of Incorporation	Function
Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales & Marketing, Consulting, Training and Administration
Rest of EMEA
SAP (UK) Limited, Feltham	100	Great Britain	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP (Schweiz) AG, Biel	100	Switzerland	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP France, Paris	100	France	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
United States
SAP America, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of Americas
SAP Canada Inc., Toronto	100	Canada	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Japan
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of APJ
SAP Australia Pty Limited, Sydney	100	Australia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration

PORTFOLIO OF PRODUCTS, SOLUTIONS, AND SERVICES

Innovative Solutions for Real-Time Business

SAP’s products and services are packaged into end-to-end solutions that include innovations from five market categories. These solutions aim to help customers run better by addressing complex business problems or opportunities and helping customers gain a competitive advantage in an ever changing world.

Part I

Item 4

Products

SAP develops innovative products in five market categories: Applications, Analytics, Cloud, Mobile, and Database and Technology.

Applications

SAP’s leadership in enterprise applications has been the core competence of our company, and continues to fuel our growth for the future.

SAP Business Suite is a business process platform that helps companies run better and simpler every day.

The core software applications of SAP Business Suite are described below:

•	The SAP ERP application supports critical business processes, such as finance and human capital management.

•	The SAP Customer Relationship Management (SAP CRM) application improves streamlined interaction with customers with integrated social media and mobile device support.

•

The SAP Product Lifecycle Management (SAP PLM) application manages the product and asset lifecycle across the extended supply chain, freeing the product innovation process from organizational constraints.

•	The SAP Supplier Relationship Management (SAP SRM) application supports key procurement activities.

•	The SAP Supply Chain Management (SAP SCM) application helps adapt company-specific supply chain processes to the rapidly changing competitive environment.

SAP Business Suite powered by SAP HANA is the next generation of our business suite that captures and analyzes data in real time on a single in-memory platform. SAP Business Suite powered by SAP HANA empowers customers to run their business in real time within the window of opportunity to transact, analyze, and predict instantly and proactively in an unpredictable world. This gives companies the ability to translate real-time insights into action immediately, while removing the complexity of redundant system data. Customers can now manage all mission-critical business processes, such as planning, execution, reporting, and analysis, in real time using the same relevant live data.

Analytics

Analytics solutions from SAP enable decision makers at all levels of the business to have a more profound impact on their organizations, and include the following categories:

•

SAP BusinessObjects business intelligence (BI) solutions enable users to interact with business information and obtain answers to ad hoc questions without advanced knowledge of the underlying data sources.

Part I

Item 4

•	SAP solutions for enterprise performance management (EPM) help companies improve performance, organizational agility, and decision making.

•	SAP solutions for governance, risk, and compliance (GRC) provide organizations with a real-time approach to managing governance, risk, and compliance across heterogeneous environments.

•	Applied analytics solutions address challenges in specific industries and lines of business.

•	Edge solutions for small and midsize enterprises are editions of business intelligence and enterprise performance management solutions for growing midsize companies.

•	SAP Crystal solutions are business intelligence solutions designed for small businesses, addressing essential BI requirements.

Mobile

With SAP Mobile, our customers can deliver secure, real-time, business-critical information to their ecosystems of employees, partners, and customers – on mobile devices. Our mobile development platform creates many opportunities for our partners to develop their own applications for their employees and customers.

Our mobile solutions include:

•

SAP Mobile Platform (includes Sybase Unwired Platform):    Provides the tools needed to support mobile initiatives across an enterprise. It provides a development platform (SDK) that is consistent, but adaptable, enabling customers to develop apps for various mobile devices deployed.

•	SAP Afaria: Enables companies to better manage and secure all critical data on, and transmitted by, mobile devices.

•	Sybase 365: Interoperability services that simplify the deployment and delivery of interoperator messaging over incompatible networks, protocol stacks, and handsets among mobile operators worldwide.

•	Additionally, SAP is innovating consumer-facing applications that help improve people’s lives. These innovations include the Care Circles mobile app to improve how patients, healthcare providers, and family members optimize treatment strategies; the Recalls Plus mobile app to help parents monitor recalls on children’s items via social media; the Charitable Transformation (ChariTra) online network to match volunteers with people and organizations in need for their time, skills, or resources; and the TwoGo by SAP service that connects people so they can share rides and carpool together.

Cloud

SAP’s 2012 acquisitions of SuccessFactors and Ariba have allowed us to combine powerful assets from all three companies – including innovative solutions, content and analytics, process expertise, access to a robust business network, and enterprise mobility – to build a comprehensive cloud computing portfolio.

Our cloud applications and suites are delivered as software-as-a-service (SaaS), in which customers pay a subscription fee to use our software. Our cloud offerings are designed to optimize a company’s most critical assets:

•	People: The SuccessFactors Business Execution (BizX) suite enables companies to align employee performance with overall corporate objectives.

•	Money: SAP Financials OnDemand and SAP Travel OnDemand solutions manage key financial processes.

•	Customers: A suite of applications that manages all aspects of customer interaction – sales, service, marketing – while employing next-generation social capabilities.

•	Suppliers: The offering includes solutions for end-to-end strategic sourcing and procurement processes to enable efficient purchasing decisions.

•	Suites: SAP Business ByDesign and the SAP Business One OnDemand solution provide a full cloud suite for subsidiaries and small business, respectively.

SAP HANA Cloud is a platform-as-a-service (PaaS) designed to help customers, independent software vendors (ISVs), and partners rapidly create innovative software applications to succeed in a world increasingly characterized by enterprise mobility, and social and collaborative business networks. SAP HANA Cloud is powered by SAP HANA, which means it helps customers analyze

Part I

Item 4

data at the speed necessary to sense and respond to changes in their business networks.

The Ariba portfolio combines cloud-based applications with the world’s largest Web-based business-to-business commerce network, and is used by companies around the globe. Businesses of all sizes use the Ariba Network to connect to their trading partners from any Internet-connected computer or mobile device to buy, sell, and manage their cash efficiently and effectively.

Database and Technology

Our database and technology portfolio provides a comprehensive approach to the orchestration of business applications, no matter how the applications are deployed. Furthermore, SAP harnesses the power of in-memory databases with SAP HANA, which is the data foundation for the next generation of high-performance in-memory computing solutions. The portfolio includes:

•

SAP HANA:    Deployable as an on-premise appliance or in the cloud, SAP HANA combines an in-memory database with an in-memory application server running on in-memory optimized hardware appliances. At the foundation of this product portfolio is SAP HANA, an in-memory computing technology that simplifies and streamlines complex and expensive IT architectures. SAP HANA helps customers process massive amounts of data, and delivers information at unprecedented speeds. SAP HANA is an open platform, adaptable and extensible, enabling customers to create previously unimaginable applications and to rethink and envision new ways to run their businesses. Furthermore, SAP HANA is a platform for applications developed by SAP ecosystem and partners.

•

SAP NetWeaver:    Technology platform that integrates information and business processes across technologies and organizations. SAP NetWeaver facilitates the easy integration of SAP software with heterogeneous system environments, third-party solutions, and external business partners.

•	SAP NetWeaver Business Warehouse: Data warehouse that provides a complete view of a company and the tools needed to make the right decisions, optimize processes, and measure strategic success
•	SAP Sybase IQ: Analytics server designed specifically for advanced analytics, data warehousing, and BI environments

•

SAP Sybase Event Stream Processor (SAP Sybase ESP):    High-performance, complex event processing engine designed to analyze streams of business event information in real time and used to create strategic advantage in low-latency applications for financial trading, smart grids, and telecommunications

•

SAP Sybase Adaptive Server Enterprise (SAP Sybase ASE):    High-performance relational database management system for mission-critical, data-intensive transactional environments. It is optimized for use with SAP Business Suite.

•	SAP Sybase SQL Anywhere: Mobile, embedded, and cloud-enabled fully relational database that is embedded in more than 10 million installations worldwide, from laptops to tablets to smartphones

In addition, our SAP virtualization and cloud management offerings help SAP customers automate SAP systems and landscapes operation, improve business agility, and reduce the total cost of ownership (TCO).

Solutions

We combine products into end-to-end industry and line-of-business solutions to enable our customers address their most pressing business issues. Our industry-specific solutions comprise products across all five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology. Our line-of-business solutions represent a complete offering across on-premise, on-demand, on-device, social, and analytics assets.

A prime example of the power of this combination is the new SAP 360 Customer solution. It harnesses the power of in-memory computing, cloud, enterprise mobility, analytics, and collaboration, and allows organizations to engage with their customers and end consumers beyond the traditional SAP CRM.

Part I

Item 4

Solutions for Lines of Business

Our line-of-business solutions are relevant across all industries, and include the following 11 lines of business:

Marketing
Sales
Customer service
Procurement
Supply chain management
Manufacturing
R & D and engineering
Information technology
Finance and controlling
Human resources
Corporate strategy and sustainability

Solutions for Industries

In 2012, SAP supported enterprises in 24 industries with solution portfolios that enable industry best-practice processes. In 2013, we will add sports and entertainment as another industry to our portfolio, and we are currently building up that portfolio of offerings, which includes the SAP Sports and Entertainment management solution, as well as an array of mobile apps used by athletes, coaches, and spectators for sailing, tennis, and professional team sports.

Industry Sector	Industry Portfolio
Discrete manufacturing	SAP for Aerospace & Defense
SAP for Automotive
SAP for High Tech
SAP for Industrial Machinery & Components

Process manufacturing	SAP for Chemicals
SAP for Mill Products

Consumer products	SAP for Consumer Products

Energy and natural resources	SAP for Oil & Gas
SAP for Mining
SAP for Utilities

Retail and wholesale distribution	SAP for Retail
SAP for Wholesale Distribution

Public services	SAP for Defense & Security
SAP for Higher Education & Research
SAP for Public Sector

Financial services	SAP for Banking
SAP for Insurance

Services	SAP for Engineering, Construction & Operations
SAP for Media
SAP for Professional Services
SAP for Telecommunications
SAP for Transportation & Logistics

Health sciences	SAP for Healthcare
SAP for Life Sciences

Part I

Item 4

SAP Rapid Deployment Solutions

To enable companies to adopt innovations more quickly, SAP Rapid Deployment solutions combine preconfigured software and predefined services with content, such as SAP best practices, templates, tools, and business user enablement.

By providing fixed price and scope implementation services, along with clear business outcomes based on proven best practices, SAP Rapid Deployment solutions deliver faster innovation to our customers and reduce implementation costs and risk.

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions for small businesses and midsize companies, including the SAP Business All-in-One solutions, the SAP Business One application, and Edge solutions, which combine business management and business intelligence software. For those who want the benefits of large-scale, integrated business management applications without a complex IT infrastructure, SAP Business ByDesign not only provides a cloud solution, but also a platform that customers can use to build their own solutions. SAP also offers solutions in the cloud, such as SuccessFactors Business Execution Suite, and Ariba’s procurement solutions and Business Network that are relevant for companies of all sizes, including small and midsize enterprises. Additionally, small businesses and midsize companies now have a new option in SAP Business One OnDemand, which is comprehensive, easy to consume, and available with transparent, predictable costs.

For more information about SAP’s portfolio of products, visit www.sap.com/solutions.

For more information related specifically to our solutions for sustainability, see the SAP Integrated Report online.

SAP Services

SAP Services helps our customers maximize the value of their SAP investments by offering higher value realization, faster adoption of innovation, and higher efficiency in the implementation of our solutions. SAP Services covers the entire end-to-end application lifecycle, from a tight integration with our development organization, to accelerating innovation and continuous improvement of our software solutions, to complete risk and quality management of a customer’s current installations.

Software-Related Services

SAP Custom Development

SAP Custom Development specializes in building individualized software solutions that address the unique and mission-critical needs of our customers, and that fit seamlessly with existing SAP software. These offerings include custom development engagements, focused business solutions, and repeatable customer solutions – predefined solutions for niche business needs, as derived from best practices.

Maintenance and Support

We offer a comprehensive tiered maintenance and support model to on-premise customers on a global basis. This support offering primarily includes SAP Standard Support and SAP Enterprise Support. The vast majority of customers choose SAP Enterprise Support.

•

SAP Enterprise Support:    Our premier maintenance and support offering. Extending far beyond everyday technical support, this offering is designed as a strategic, long-term partnership with our customers – one that focuses on helping them succeed today and in the future.

•	SAP Standard Support: Our basic support offering, delivering knowledge, tools, and functions that help customers implement, maintain, and enhance their SAP solutions.

SAP’s support portfolio also contains two additional premium maintenance offerings:

•

SAP MaxAttention:    Highest level of engagement offered by our support organization, and a strategic engagement for continuous business and co-innovation with customers. SAP MaxAttention also provides support with custom solutions, specialized solution architectures, and engineering expertise.

•	SAP ActiveEmbedded: Enhanced engagement services for optimizing solutions and accelerating adoption of technologies (including SAP HANA and mobile solutions) without disrupting customer businesses.

Part I

Item 4

We offer standard support to every customer as part of their subscription to our cloud products. Standard support is designed to help our customers get real value out of SAP Cloud products. Furthermore, customers have the option of choosing premium and platinum support. In the premium and platinum offerings, customers have access to a dedicated support account manager who has an in-depth understanding of customer business processes and objectives.

Professional Services

Consulting Services

We offer consulting services for the planning, implementation, and optimization phase of our business solutions. We are able to provide our services with a strong industry focus and can also deliver solutions at functional or departmental levels. Our consultants engage in the following:

•	Business transformation services, such as executive advisory services, value partnerships, and business process and platform services

•	IT transformation services that seek to reduce customer TCO with tangible business value accompanied by reduced effort and costs

•

Next-generation services that provide specific expertise on the implementation and use of SAP HANA, mobile, analytics, and database and technology solutions. In total, we have more than 1,500 SAP HANA-trained consultants.

•	Performance and insight optimization services that provide analysis and modeling of business challenges to introduce innovative business processes

•	Business applications services that provide highly engineered solutions to our customers’ application and analytics needs

•

Project and program management and risk management, as well as quality assurance services across the solution landscape, which include optimizing solutions following merger and acquisition activities or divestiture of business units

•	Rapid-deployment solutions and engineered services provide pre-defined outcomes services that speed the time to value for our customers.

Education Services

SAP Education offers a complete portfolio of multimodal learning that covers the learning needs of single individuals and organizations, including training-needs analysis, certification assessments, learning software, and tools. We provide a consistent curriculum for learners around the world and deliver these offerings through a number of delivery models, including online e-learning, virtual live classroom, learning on demand, and classroom training. Every year, more than 500,000 individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.

For more information about SAP Services, visit www.sap.com/services-and-support.

For more information about how we handle security and privacy in our products and services, see the SAP Integrated Report online.

SALES, MARKETING, AND DISTRIBUTION

SAP’s primary engine of business development is our direct sales organizations. Sales go-to-market strategies are established at the global level and adapted and executed by the regional subsidiaries (see Business Activity and Organization) in a manner reflective of conditions in the individual countries. Customer-facing employees, in close collaboration with sales support and marketing employees, drive demand, build pipeline, and enhance relationships with customers within all of SAP’s target industries. An extension of its own sales organization, SAP’s extensive ecosystem of partners provides scalability to meet the demand for SAP innovation.

In addition, we have developed an independent sales and support force through independent value-added resellers. We have also entered into partnerships with major system integration firms, telecommunication firms, and computer hardware providers to offer certain SAP Business Suite applications.

We establish partnerships with hardware and software suppliers, systems integrators, and third-party consultants with the goal of providing customers with a wide selection of third-party competencies. The role of the partner ranges from presales consulting for business solutions to the implementation of our software products to project management and end-user training for customers and, in the case of certain hardware and software suppliers, to technology support.

Part I

Item 4

Beyond these partnerships, a significant amount of consulting and training regarding SAP solutions is handled by third-party organizations that have no formal relationship or partnership with SAP.

Traditionally, our sales model has been to charge a one-time, upfront license fee for a perpetual license to our software (without any rights to future products), which is typically installed at the customer site. We now also offer our solutions in the cloud under a subscription-based licensing model that entitles the customer to receive unspecified future software products.

Our marketing efforts cover large, multinational groups of companies as well as small and midsize enterprises. We believe our broad portfolio of solutions and services enables us to meet the needs of customers of all sizes and across industries.

RESEARCH AND DEVELOPMENT

Nothing is more essential to innovation than research and development. It is the source of discoveries that we believe will shape the future for SAP and its customers. And it is a global effort that is highly collaborative, sharply focused on customer value, and led by the SAP Global Research and Development Network.

Research

By exploring emerging IT trends, SAP Global Research is a driver of innovation for SAP and its ecosystem. The unit explores promising ideas and turns them into prototypes, with the ultimate goal of creating product enhancements and new solutions. In addition, it strives to co-innovate in new ways with our customers, partners, start-ups, and entrepreneurs around the world to leverage the diverse knowledge, ability, and expertise that exist outside SAP’s internal organizations.

Based on recent findings, SAP Global Research developed scenarios that our customers will likely experience in the future, and derived several new research programs from those scenarios. Their immediate focus includes programs on digital manufacturing, the trillion node network, social business networks, and Big Data.

Contributing to talent development at SAP, SAP Global Research runs its own doctoral program, which is attracting top candidates who wish to work on their dissertations in a real-world business context. Following graduation, individuals with PhDs have the opportunity to work in academia or within SAP. This program has resulted in a number of new patents for our company.

Co-Innovation and Living Labs

To meet future challenges, SAP Global Research engages in co-innovation and applied research through a network of SAP Co-Innovation Labs and SAP Living Labs locations on each continent.

SAP Co-Innovation Labs offer an innovative co-development platform for partners and customers to collaborate with SAP product and field teams. Through these labs, SAP and key partners offer the latest engineering and system landscapes, fostering a variety of joint ecosystem projects.

SAP Living Labs are showcase centers attached to research hubs, and seek to provide hands-on, real-life settings to expand on trends in the market.

Initiatives and Results

Significant initiatives by SAP Global Research in 2012 include the following:

•

SAP Precision Retailing:    This cloud-based solution enables companies to influence consumer shopping behavior at the moment of decision by delivering individually personalized offers in real-time across multiple channels.

•

SAP Screen Personas:    This solution offers a new approach to personalizing classic SAP screens to create a consumer-grade user experience. It allows IT professionals and business users to simplify business application screens quickly and easily. SAP Screen Personas enable customers without programming skills or ABAP knowledge to improve the visual appeal, end-user productivity, and performance of SAP applications.

•

Smart Port Logistics:    Based on strong co-innovation with Hamburg Port Authority and Deutsche Telekom, this pilot project has resulted in a comprehensive IT platform designed to optimize both traffic and logistics in the Hamburg harbor. The Smart Port Logistics platform, based on cloud solutions, connects port-based companies, partners, and customers more closely. In addition, it incorporates mobile apps so that traffic information and port-related services may be accessed from mobile devices such as tablets and smartphones.

Part I

Item 4

Development

Global Development, Local Focus

Most of SAP’s development personnel are located in one of 14 SAP Labs located in 12 countries across the world. Each lab consists of main locations that coordinate the activities of the smaller locations within the region. SAP Labs are situated in the major technology hubs in the world, providing SAP a strategic advantage by enabling us to innovate, address the needs of the local markets, scale operations, and attract a rich diversity of talents. In total, SAP has more than 100 locations where development takes place.

In 2012, SAP focused on further using design thinking techniques as an iterative innovation approach that focuses on the customer and supports the project teams during the development process. Design thinking complements the lean methodology by offering frameworks for collaboration and innovation. As a result, SAP continues to reduce development complexity and improve the development-to-market time for new products (from 13.8 months in 2010 to 7.8 months in 2012). During the development cycles, teams are in constant contact with customers through programs and special events, as well as through customer interactions at our Executive Briefing Centers. Customers come to the centers to talk directly with SAP’s technology leaders and experts, who, in turn, learn how to better serve the needs of our customers.

The SAP Labs network organization fosters a healthy and meaningful communication channel for SAP’s global management. Each lab is designed to function independently and act as a best-run business with a clear mission tailored to the local ecosystem. Labs in fast-growth markets have an additional focus on producing market-relevant solutions that readily meet the needs of the dynamically changing environments.

Part I

Item 4

The following graphic depicts the SAP Global Research and Development Network and its main locations:

Part I

Item 4

Research and Development Expenditure

SAP’s strong commitment to research and development (R & D) is also reflected in our expenditures: In 2012, we increased our R & D expense (IFRS) by €314 million, or 16%, to

€2,253 million (2011: €1,939 million). We spent 13.9% of total revenue on R & D in 2012 (2011: 13.6%). Our non-IFRS R & D expense as a portion of total operating expenses declined slightly from 19.9% to 19.2% year on year, which demonstrates an increase in our efficiency.

The importance of R & D was also reflected in the breakdown of employee profiles. At the end of 2012, our total full-time equivalent (FTE) count in development work was 18,012 (2011: 15,861). Measured in FTEs, our R & D headcount was 28% of total headcount (2011: 28%). Total R & D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services and fees, strategy consulting, and the professional development of our R & D workforce.

Patents

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R & D has resulted in numerous patents. SAP holds a total of more than 4,400 validated patents worldwide. Of these, more than 750 were granted and validated in 2012. Our portfolio includes patent families covering products across all of our five market categories Applications, Analytics, Cloud, Mobile, and Database and Technology.

While our intellectual property is important to our success, we believe our business as a whole is not entirely dependent on any particular patent.

PARTNER ECOSYSTEM

The SAP partner ecosystem is a collaborative, innovative, and interactive network of partners, customers, and individuals.

Through our extensive global relationships, built over the course of four decades, customers have a wide range of providers and resources to choose from for software-related services and support. These include many of the largest names in technology consulting and implementation, as well as smaller firms that offer highly specialized applications and services.

In turn, SAP supports its partners through continual co-innovation, expansion of routes to market (channels), and services capacity.

With more than 12,000 partners as of the end of 2012, we are fueling innovation and providing choices to customers of all sizes, accelerating growth around our five key market categories. Recent examples of our interaction with the partner ecosystem include the following:

•	Applications: SAP is now reselling the SAP IT Process Automation application by Cisco, which helps keep IT system outages to a minimum.

Part I

Item 4

We also offer the SAP Convergent Mediation application by DigitalRoute, which supports key use cases for telecom, high-tech, banking, postal, and logistics companies around the globe.

•

Analytics:    The SAP PartnerEdge authorized reseller program helps resellers accelerate profitability with select SAP BusinessObjects BI solutions, specifically designed for small and midsize enterprises. The program was introduced in the Asia-Pacific region, with ACA Pacific and China National Software & Service Co. Ltd. as the first distributors to join. The program is being made available to distributors and resellers on a global basis in a phased approach.

•

Cloud:    With the acquisition of SuccessFactors and Ariba, SAP broadened its Cloud portfolio and now supports an additional 20 million users. Through the acquisition of Ariba, SAP expects to deliver comprehensive, end-to-end cloud procurement solution, becoming a leader in the fast-growing segment of interenterprise, cloud-based business networks. Additionally, SAP is teaming with companies such as Amazon Web Services, CloudShare, Dell, HP, Korea Telecom, Microsoft, Portugal Telecom, and Verizon to deliver enterprise solutions in the cloud.

•

Mobile:    In 2012, SAP offered value-added resellers (VARs) the opportunity to sell mobile apps for development, device management, and security. Highlights include partnering with IT services providers Accenture, Capgemini, Fujitsu, and IBM GTS, and telecommunication providers Deutsche Telekom, Rogers Communications, and Verizon. In addition, SAP introduced a free mobile developer license and additional support for integrating SAP Mobile Platform with software development frameworks from Adobe, Appcelerator Titanium, and Sencha. SAP also announced plans to deliver mobile apps for Microsoft Windows 8, bringing new innovations to SAP customers.

•

Database and Technology:    SAP HANA continues to gain strong adoption within our partner ecosystem, across all partner types. For example, more than 4,000 partner consultants have been trained on SAP HANA and more than 100 independent software vendors (ISVs) and partners have started to develop and deliver their own solutions on SAP HANA. In addition, the SAP Startup Focus Program was launched in 2012 for start-ups to spur innovation on the SAP HANA platform. The world’s leading technology vendors have certified their solutions to run SAP HANA. These include Dell, Cisco, EMC, Fujitsu, HP, Hitachi, Huawei, IBM, and NEC.

Collaboration and Structure

SAP offers a number of partner programs to enhance co-innovation and help partners grow their businesses in new ways, while reaching customers through creative new channels. These programs include the following:

•

SAP PartnerEdge:    In 2012, SAP launched www.sappartneredge.com, a partner-only Web site that consolidates all the resources partners need to build, sell, and implement all SAP solutions in one secure, dedicated site. Currently, more than 60,000 people use the site each month.

•	SAP Community Network: With more than two million members in more than 230 countries, SAP Community Network is where customers, partners, employees, and experts go to collaborate and exchange news.

•

SAP Store:    SAP’s online e-commerce channel offers nearly 2,000 solutions, of which 1,500 are from partners. SAP Store offers customers access to information and insights, as well as the option to try applications before purchasing them.

ACQUISITIONS

SAP views acquisitions as investments in people, technologies, and sustained growth. In 2012, SAP made the following acquisitions:

Cloud Acquisitions

•

In February, we completed the acquisition of SuccessFactors, Inc., which delivers innovative solutions, content and analytics, process expertise, and best-practices knowledge to drive business alignment, team execution, people performance, and learning management to organizations of all sizes across various industries.

•	In October, we acquired Ariba, Inc., which combines industry-leading cloud-based applications with the world’s largest Web-based

Part I

Item 4

trading community. Through this acquisition, SAP expects to deliver an industry-leading, end-to-end cloud procurement solution and become a leader in the fast-growing segment of interenterprise, cloud-based business networks. SAP customers can now connect to their trading partners anywhere, at any time, from any application or device – so they can buy, sell, and manage their cash more efficiently and effectively than ever before.

Other Acquisitions

•

In February, we acquired software and relevant assets from datango AG, a leading provider of workforce performance support software. This acquisition broadens the SAP software portfolio in the education market, providing customers with powerful, easy-to-use software tools to help address their end-to-end user training, knowledge management, and performance support challenges. Together, SAP and datango plan to capitalize on a trend in education software toward creating applications that contain tools for authors, such as e-collaboration, along with self-help scenarios and auto-teaching functions.

•

In June, we acquired Syclo, L.L.C., a provider of enterprise mobile apps and technologies. The addition of Syclo’s expertise in building and selling mobile solutions in industries such as utilities, oil and gas, life sciences, and manufacturing enhances SAP mobile solutions. It also accelerates the adoption and deployment of new mobile asset management and field service solutions on SAP Mobile Platform. Syclo offers mobile apps that help companies extend business systems to a wide range of mobile devices and users.

Venture Activities

For more than 15 years, SAP has partnered with renowned entrepreneurs worldwide to build industry-leading businesses and in doing so, we have supported more than one hundred companies on five continents. We seek proven companies and help fuel their growth by adding our expertise, relationships, geographic reach, and capital. We invest globally with a particular focus on emerging companies in Europe, India, and the United States, as well as in Brazil and China.

ENERGY AND EMISSIONS

As we create solutions for our customers to better manage resources, we must also look to ourselves and improve our own environmental performance. Doing so gives us critical insights into the challenges facing our customers as they navigate a resource-constrained world and helps us gain credibility in the market. To fulfill our vision to help the world run better, we must be at the forefront of reducing our emissions and creating new efficiencies.

Our efforts have already benefitted us. We are now providing our customers with a number of solutions to enhance their efficiency, as well as track their emissions and energy usage more effectively. We have also expanded our innovation to create new efficiencies that directly impact our bottom line: We calculated that, since the beginning of 2008, our sustainability initiatives have contributed to a cumulative cost avoidance of €220 million, compared to a business-as-usual extrapolation.

We assess our progress through four environmental performance indicators that reflect our adaptability, efficiency, and innovation. These indicators also reflect the success of our overall corporate strategy to solve business problems in a resource-constrained world.

Greenhouse Gas Emissions

SAP’s goal is to reduce its total greenhouse gas emissions to levels of the year 2000 by 2020. This target includes direct emissions from our operations (scopes 1 and 2), as well as limited indirect (scope 3) emissions, such as those stemming from business travel. In addition to this long-term goal, SAP has set annual targets. In 2012, our total emissions decreased slightly to 485 kilotons (2011: 490 kilotons) despite significant growth in our business (revenue from software and software-related services increased 17%). Nonetheless, we narrowly missed our target to reduce our emissions to 480 kilotons. In addition to measuring our total emissions, we also track emissions per employee and emissions per euro revenue. We continued to increase our efficiency based on the emissions per euro revenue for the sixth year in a row. Specifically, our greenhouse gas emissions decreased from 34.4 grams per euro in 2011 to 30.0 grams per euro in 2012. We also reduced our carbon emissions per employee by more than 10% in 2012.

Part I

Item 4

We also disclose our emissions along our entire value chain – meaning those that stem from the products and services that we buy and sell, in addition to those related to our own operations or business travel. We are actively working to reduce both our upstream and downstream emissions by collaborating with our suppliers and customers on new approaches to reducing greenhouse gas emissions.

Total Energy Consumed

The total energy consumed measure includes all energy that SAP produces or purchases – in other words, the energy whose production causes emissions that fall into scopes 1 and 2 of the Greenhouse Gas Protocol. Our total energy consumption remained stable at approximately 860 gigawatt hours in 2012 compared to 2011. This is especially noteworthy given that we experienced growth in our business. Our efficiency also improved. For example, although we have significantly expanded our employee base and thus the number of company cars, our corporate car fleet is not using proportionately more fuel because it has become more efficient, with less energy consumed per car. So while our car fleet grew by 9%, we had efficiency gains of 8% across the entire fleet, offsetting the resulting increase in energy usage and emissions. As a result, our energy consumption decreased from 15.7 megawatt hours per employee in 2011 to 14.0 megawatt hours per employee in 2012. We also reduced our energy consumption per euro revenue by about 13% compared to 2011. In 2012, we started to improve our data collection methods to monitor our energy usage worldwide.

Data Center Energy

We focus on making data centers more energy efficient even as demand for IT-services rises. SAP has a comprehensive sustainable IT strategy that includes working with customers and hardware providers. We measure and manage data center energy consumption per employee. (The energy we consume in our data centers is part of our total energy consumed.) While the development of SAP HANA led to an increase in our servers and energy consumption in our data centers, the growth in the number of employees at SAP resulted in increased efficiency. Our data center energy intensity decreased from 2,824 kilowatt hours per FTE (2011) to 2,598 kilowatt hours per FTE in 2012. Over the past year, we have improved our global data center management system to better track our efficiency, which is also influenced by increasing the number of virtual servers (in 2012, 67% of our servers were virtual). In addition, we are working with our customers to devise solutions that would simplify their data centers, lower their costs, and reduce their energy consumption.

Renewable Energy

We continue to expand our use of renewable energy, both to decrease our reliance on fossil fuels and nuclear power and to support an emerging market that is crucial for both SAP and our customers. We purchase green electricity from local utility companies, buy renewable energy certificates on a global level, and produce our own energy using solar panels on our facilities. At the end of 2012, approximately 60% of our total electricity consumption stemmed from renewable sources, up from 47% in 2011. The shares of renewable energy used by SAP are calculated by adding the amount of renewable energy obtained through Renewable Energy Certificates (RECs) or via the grid (either through specific contracts or through the local energy mix).

For more information about the importance of energy and emissions to SAP’s innovation strategy and to learn more about our performance in 2012, see the Greenhouse Gas Emissions, Total Energy Consumed, Data Center Energy, and Renewable Energy sections of the SAP Integrated Report online. For more information about how we manage waste and water, see the Waste and Water section of the SAP Integrated Report online.

SEASONALITY

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2012, 2011, and 2010 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Unlike our on-premise revenues, our revenues from cloud applications are not subject to seasonality.

Part I

Item 4

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. For further details on risks related to SAP’s intellectual property rights, see “Item 3 Key Information – Risk Factors – Other Operational Risks.”

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

We are named as a defendant in various legal proceedings for alleged intellectual property infringements. See Note (23) to our Consolidated Financial Statements for a more detailed discussion relating to certain of these legal proceedings.

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 430,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 120,000 square meters. In approximately 65 countries worldwide, we occupy roughly 1,560,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore (India); Sao Leopoldo (Brazil), London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 260,000 square meters in the EMEA region, excluding Germany, approximately 465,000 square meters in the region North and Latin America, and approximately 285,000 square meters in the APJ Region.

With the two major acquisitions in 2012, SuccessFactors and Ariba, approximately 140,000 square meter were added to our real estate portfolio; 30,000 square meters from SuccessFactors and approximately 110,000 square meters from Ariba. Both portfolios, from Ariba and SuccessFactors, are included in the group portfolio outlined above.

The space is being utilized for various corporate functions including research and development, customer support, sales and marketing, consulting, training, administration and messaging. Substantially all our facilities are being fully used or sublet. For a discussion on our non-current assets by geographic region see Note (28) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees – Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

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

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In 2012, we commenced construction in certain of our office buildings in Palo Alto, California, United States. The construction aims at optimizing work space conditions to support line of business requirements and the improvement of general building conditions. We estimate the total cost of this project to be approximately €12 million, of which we had paid approximately €11 million as of December 31, 2012. We expect to complete the construction in these office buildings in 2013.

Part I

Item 4, 4A, 5

In 2011, we began construction of a new building for a research center in Potsdam, Germany. The new research center will collaborate closely with universities in the Berlin/Brandenburg area in Germany, creating a total of 100 new jobs. The focus will be on the deployment of the new in-memory computing technology introduced by SAP, including SAP HANA. For the construction of the building, we expect to invest approximately €17 million, of which we had paid approximately €6 million as of December 31, 2012. We expect to finish the construction of our new research center in the second half of 2013.

In 2011, we also began to expand our facilities for our research center in São Leopoldo, Brazil, to accommodate up to 500 employees. For the construction of the building, we expect to invest approximately €19 million, of which we had paid approximately €5 million as of December 31, 2012. We expect to finish the construction of the building in 2013.

We plan to cover all of these projects in full from operating cash flow.

For more information about planned capital expenditures, see the Investment Goals section.

There were no material divestitures within the reporting period.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our principal capital expenditures for property, plant, and equipment amounted to €508 million for 2012 (2011: €372 million; 2010: €287 million). Principal capital expenditures in 2012 for property, plant, and equipment increased compared to 2011 mainly due to increased replacements and purchases of computer hardware and vehicles. The increase from 2010 to 2011 was mainly due to an increase in spending on IT hardware. Principal capital expenditures for property, plant and equipment for the period from January 1, 2013 to the date of this report were €70 million. For a related discussion on our property, plant, and equipment see Note (16) to our Consolidated Financial Statements.

Our capital expenditures for intangible assets such as acquired technologies and customer relationships amounted to €1,794 million in 2012 from €114 million in 2011 (2010: €1,814 million). The increase from 2011 to 2012 was primarily attributable to the acquisition of SuccessFactors and Ariba in 2012, whereas in 2011 we only had a few small business combinations. Our investments allocated to goodwill amounted to €4,639 million in 2012 from €170 million in 2011 (2010: €3,398 million). This significant increase was again due to the acquisition of SuccessFactors and Ariba in 2012 compared to the few small business combinations in 2011. The decrease from 2010 to 2011 (in the addition to goodwill and intangible assets) was primarily attributable to the acquisition of Sybase in 2010. For further details on acquisitions and related capital expenditures, see Note (4) and Note (15) to our Consolidated Financial Statements.

For further information regarding the principal markets in which SAP competes, including a breakdown of total revenues by category of activity and geographic market for each of the last three years, see “Item 5. Operating and Financial Review and Prospects – Operating Results” of this report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

We derive our revenue from fees charged to our customers for (a) licenses to our on-premise software products, (b) the use of our cloud subscription software offerings and (c) support, consulting, development, training, and other services. The majority of our software arrangements include support services, and many also include professional services and other elements.

Depending on the product or service provided we classify our revenues either as software and software-related services revenue or professional services and other service revenue.

For more information on our principal sources of revenue and how the different types of revenue

Part I

Item 5

are classified in our income statement refer to Note (3b) to our Consolidated Financial Statements, section Revenue Recognition.

See “Item 4. Information about SAP – Portfolio of Software and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	the factors that we believe impacted our performance in 2012;

•	our outlook for 2012 compared to our actual performance (non-IFRS);

•	a discussion of our operating results for 2012 compared to 2011 and for 2011 compared to 2010;

•	the factors that we believe will impact our performance in 2013; and

•	our operational targets for 2013 (non-IFRS).

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information – Risk Factors” and “Item 18. Financial Statements.”

ECONOMIC CONDITIONS

Global Economic Trends

The global recovery lost some of its momentum in 2012 according to European Central Bank (ECB).1) Particularly, the sovereign debt crisis in Europe impacted the global economy, and as the year progressed, the economic slowdown in advanced economies spilled over into emerging markets. Tighter fiscal policies slowed gross domestic product growth even further. Nevertheless, the economies of the emerging countries performed much better in 2012 than those of industrialized countries.

In the EMEA region, gross domestic product in the euro area saw a slight decline in 2012, but managed to stabilize at a low level toward the end of the year, boosting consumer and investor confidence in the financial markets. Given the positive developments in the labor market, Germany’s economy – according to the International Monetary Fund (IMF) – grew faster than the euro area average. Yet here too, economic growth failed to reach the previous year’s level. The European Union (EU) countries outside the euro area experienced relatively weak economic growth. By contrast, expansionary fiscal and monetary policies in Africa and the Middle East, as well as the private sector’s high confidence in economic growth, strengthened the resilience of most economies.

The economy of the Americas region picked up in 2012. Although the U.S. economy continued to grow slowly overall, it managed to surpass its 2011 results toward year-end. This was mainly due to unexpectedly resilient foreign trade and a rise in consumer and government spending. Growth in Latin America, on the other hand, decelerated, particularly in the first half of the year, due to a drop in demand from abroad and weak domestic demand.

In the APJ region, economic growth rates were less contrary than in past years. Following the setbacks of 2011, the Japanese economy once again saw positive growth, although export levels and consumer spending remained low. In September, for the first time in more than 25 years, Japan even imported more than it exported. Economic activity in emerging countries, especially China, continued its positive trend in 2012 but grew slower than in previous years. A decrease in demand from Europe weakened export growth, and domestic demand, though robust, could offset this only partially. Growth rates remained considerably lower than in previous years, with China recording only single-digit growth.

The IT Market

Based on IDC analyses, SAP estimated the market for enterprise software (Enterprise Application Market, EAM) to be approximately US$110 billion in the fourth quarter of 2012 (on a rolling four-quarter basis). In 2012, SAP was able to further extend its lead over its closest competitors Oracle and Microsoft and to increase its market share.

1)	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

Part I

Item 5

Global IT spending grew according to IDC in the middle single-digit percentage range in 2012 and thus twice as fast as the overall global economy. Spending on smartphones, tablet PCs, data storage devices, and application software was well above this average. In line with the global economic trend, the emerging countries spent more on IT in 2012 than did the industrialized countries.

The economic crisis in Europe had a negative impact on IT market growth in the EMEA region. The austerity measures of many governments had a detrimental effect, especially on corporate investments. As a result, IT spending in Western Europe only increased by values in the lower single-digit percentage range. This growth rate nevertheless surpassed the growth rate for the global economy in 2012. Spending remained stable for smartphones and tablet PCs only.

In the Americas region, the U.S. IT market grew at the same pace as in 2011. Spending figures, as well as the growth rate for the entire U.S. economy, were below the global average. But the remaining countries in this region were able to counterbalance this result, so that IT spending for the entire region exceeded the global average.

The IT market in the APJ region offered up a contradictory scenario. The Japanese IT market in particular proved to be weak. After gaining momentum from reconstruction efforts following the natural disasters in 2011, the economy began to slow as the year went on. As a result, IT spending in Japan only rose by values in the lower single-digit percentage range. The IT market in developing Asian countries, however, grew steadily. Even though China’s gross domestic product grew less than 10% in 2012, its IT market once again recorded double-digit growth. However, this IT growth was considerably slower than in 2011. Drivers of the Chinese IT market were primarily software, services, and infrastructure.

Impact on SAP

The overall economy and the IT industry were once again characterized by uncertainty and risks in 2012. SAP business, however, was not affected: In 2012, SAP’s growth rate surpassed that of the IT industry and the global economy. We owe this success first and foremost to our innovations in our core areas Applications and Analytics as well as our three new categories

Mobile, Cloud, and Database and Technology (based on our in-memory platform SAP HANA).

In this volatile economic environment, companies find themselves forced to streamline their business processes – which are now exposed more than ever to fluctuations and risks – and to predict and analyze what-if scenarios. These companies had to deal with rapidly increasing and ever more complex data volumes, and needed to be able to access real-time evaluations at any time and from anywhere. SAP met this need with its comprehensive range of standard software offerings.

In the EMEA region, however, we were not able to withdraw from the effects of the euro crisis entirely. At the beginning of the year, our revenues in a number of European markets lagged behind the annual average, but picked up pace as the year progressed and even went on to outperform the global economy and the rest of the IT industry. Especially noteworthy was the double-digit growth in revenue from software and cloud subscriptions in the EMEA region.

Our Americas region likewise outperformed the global economy and IT market. The fact that we were able to win customers in key industries for our innovative solutions was a key factor to this success. This was mainly reflected in the growth rate of our software and cloud subscription revenues in the Americas region, which grew at a double-digit rate in 2012.

The APJ region reported record revenue results compared to the figures for the global economy and IT market. We benefited greatly from the fact that Asian companies, for example, in Japan, were very open-minded and interested in being early adopters of our new technologies and solution categories.

OUTLOOK FOR 2012

Performance Against Outlook for 2012 (Non-IFRS)

Our 2012 operating profit-related internal management goals and published outlook were based on our non-IFRS financial measures. For this reason, in this section we discuss performance against our outlook referring solely to these non-IFRS financial measures. All discussion in the Operating Results (IFRS) section, however, is in terms of measures in accordance

Part I

Item 5

with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and the numbers in that section are not explicitly identified as IFRS measures.

Outlook for 2012 (Non-IFRS)

At the beginning of 2012, we forecasted that our software and software-related service revenue (non-IFRS) for 2012 would increase by 10% to 12% on a constant currency basis (2011: €11,346 million). SuccessFactors was anticipated to account for two percentage points of this increase.

We also expected operating profit (non-IFRS) for 2012 to be in the range of €5.05 billion to €5.25 billion (2011: €4.71 billion) at constant currencies. We expected our operating profit (non-IFRS) excluding the SuccessFactors business to be in a similar range.

We anticipated an IFRS effective tax rate of between 26.5% and 27.5% in 2012 (2011: 27.9%) and a non-IFRS effective tax rate of between 27.0% and 28.0% (2011: 26.6%).

In July 2012, we confirmed the outlook we published in January 2012. In October 2012, we changed our forecast for revenue growth to take into account the acquisition of Ariba.

Provided that the economic environment did not deteriorate, we anticipated our software and software-related service revenue (non-IFRS) for 2012, including Ariba, would reach the upper end of the 10.5% to 12.5% range on a constant currency basis. This would include a total contribution from SuccessFactors and Ariba of around 2.5 percentage points. In line with our forecast at the beginning of 2012, we continued to expect our operating profit (non-IFRS) excluding the SuccessFactors and Ariba business to be in a similar range.

To assist in understanding our 2012 performance as compared to our 2012 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

€ millions, except operating margin	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Acquisition- Related Charges	Share- based compensation	Restruc- turing	Discon- tinued Activities	Non-IFRS Financial Measure	Currency Effect on the Non-IFRS Financial Measure	Non-IFRS Financial Measure at Constant Currency
Software and software-related service revenue	13,165	81	n.a.	n.a.	n.a.	n.a.	13,246	–441	12,806
Total revenue(1)	16,223	81	n.a.	n.a.	n.a.	n.a.	16,304	–553	15,751
Operating profit(1)	4,065	81	537	522	8	0	5,214	–191	5,023
Operating margin in %	25.1	0.4	3.3	3.2	0	0	32.0	–0.1	31.9

(1)

Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin, and are included in this table for the convenience of the reader.

2012 Actual Performance Compared to Outlook (Non-IFRS)

In 2012, we increased our software and software-related service revenue (non-IFRS) by 13% to €12,806 million on a constant currency basis

(2011: €11,346 million), clearly exceeding our expectations of 10% to 12% as announced in January 2012 as well as our revised forecast in October.

Part I

Item 5

Target-Performance Comparison for 2012

	Forecast 2012	Results 2012
Software- and Software-related service revenue (non-IFRS, at constant currency)(1)	+10.5% to 12.5%(2)	+13%
Operating profit (non-IFRS, at constant currency)	€5.05 bn to €5.25 bn	€5.02 bn
Effective tax rate (IFRS)	26.5% to 27.5%	26.2%
Effective tax rate (non-IFRS)	27.0% to 28.0%	27.5%

(1)	Updated forecast as at October 2012. This includes a combined contribution of approximately 2.5 percentage points from SuccessFactors and Ariba.

(2)	Forecast increased in the course of the fiscal year.

Despite the partially uncertain economic situation in 2012, our new and existing customers continued to show a high willingness to invest in our solutions:

The constant currency-based increase in software revenue was largely due to strong growth in the APJ and EMEA regions and steady growth in the Americas region. However, growth was slower in 2012 than in 2011. We also recorded a significant increase in cloud subscription and support revenue, thanks to the acquisitions of SuccessFactors and Ariba. As a result, our software and cloud subscription revenue for 2012 increased 21% (17% at constant currencies) to €5 billion. Our software and software-related service revenue increased 17% to €13.25 billion (2011: €11.35 billion). At constant currencies, this increase was 13%. SuccessFactors and Ariba contributed to the growth in software and software-related service revenue at 2.7% (on a constant currency basis).

In 2012, we achieved an operating profit (non-IFRS) of €5,023 million on a constant currency basis. Thus, operating profit (non-IFRS) at constant currencies for 2012 was slightly lower than the range of €5.05 billion to €5.25 billion that SAP had projected. This reduction in operating profit is mainly due to the continued investment in key innovations, as well as the expansion of SAP’s sales activities worldwide.

We achieved an effective tax rate of 26.2% (IFRS) and 27.5% (non-IFRS), which is lower than the effective tax rate of 26.5% to 27.5% (IFRS) but in the range of 27.0% to 28.0% (non-IFRS) projected for 2012. This decrease in the effective tax rate (IFRS) in comparison to the outlook mainly arises from the regional allocation of income.

Operating Results (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS financial measures are not explicitly identified as such.

Our 2012 Results Compared to Our 2011 Results (IFRS)

Revenue

Revenue

€ millions	2012	2011	Change in % 2012 vs 2011
Software	4,658	4,107	13%
Cloud subscriptions and support	270	18	1400%
Software and cloud subscriptions	4,928	4,125	19%
Support	8,237	7,194	14%
Software and software-related service revenue	13,165	11,319	16%
Consulting	2,442	2,341	4%
Other services	616	573	8%
Professional services and other service revenue	3,058	2,914	5%
Total revenue	16,223	14,233	14%

Part I

Item 5

Total Revenue

Our revenue increased from €14,233 million in 2011 to €16,223 million in 2012, representing an increase of €1,990 million or 14%. This total revenue growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. The revenue growth is due primarily to an increase in software revenue of €551 million, an increase in cloud subscriptions and support revenue of €252 million, and an increase in support revenue of €1,043 million. In 2012, software and software-related service revenue totaled €13,165 million as a result of this increase. Software and software-related service revenue represented 81% of total revenue in 2012 (2011: 80%). In 2012, professional services and other service revenue contributed €3,058 million to our total revenue, representing an increase of 5% compared to 2011.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Cloud subscriptions and support revenue relates to contracts which permit the customer to use specific SAP-hosted software functions during the contract period, and which impose significant contractual penalty if the customer cancels the contract or permanently uses the software on the customer’s own systems. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements.

Software and software-related service revenue increased from €11,319 million in 2011 to €13,165 million in 2012, representing an increase of 16%. The software and software-related service revenue growth reflects a 12% increase from changes in volumes and prices and a 4% increase from currency effects.

Software and cloud subscriptions revenue increased from €4,125 million in 2011 to €4,928 million in 2012, representing an increase of €803 million or 19%. This growth consists of a 16% increase from changes in volumes and prices and a 3% increase from currency effects.

Software revenue increased from €4,107 million in 2011 to €4,658 million in 2012, representing an increase of €551 million or 13%. This growth consists of a 10% increase from changes in volumes and prices and a 3% increase from currency effects. SAP HANA contributed €392 million to software revenue in 2012, while mobile solutions accounted for €222 million.

Cloud subscriptions and support revenue increased from €18 million in 2011 to €270 million in 2012. This growth is largely due to the acquisitions of SuccessFactors and Ariba.

Our customer base continued to expand in 2012. Based on the number of contracts concluded, 19% of the orders we received for software in 2012 were from new customers (2011: 19%). The total value of software orders received grew 20% year over year. The total number of contracts signed for new software decreased 4% to 59,289 contracts (2011: 61,474 contracts), whereas the average order value went up 25%.

Our stable customer base and the continued investment in software by new and existing customers throughout 2012 and the previous year resulted in an increase in support revenue from €7,194 million in 2011 to €8,237 million in 2012. The SAP Enterprise Support service was the largest contributor to our support revenue. The €1,043 million or 14% increase in support revenue reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. This growth is primarily attributable to our premium offerings and SAP Enterprise Support. According to that, the SAP Enterprise Support acceptance rate for net-new customers increased from 88% in 2011 to 96% in 2012.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of revenue from the messaging services acquired from Sybase, as well as training revenue from providing educational services to customers and partners on the use of our software products and related topics.

Professional services and other service revenue increased from €2,914 million in 2011 to

Part I

Item 5

€3,058 million in 2012, representing an increase of €144 million or 5%. This growth reflects a 1% increase from changes in volumes and prices and a 4% increase from currency effects.

Consulting revenue increased from €2,341 million in 2011 to €2,442 million in 2012, representing an increase of €101 million or 4%. The growth resulted entirely from currency effects. Consulting revenue contributed 80% of professional services and other service revenue (2011: 80%). Consulting revenue contributed 15% of total revenue in 2012 (2011: 16%).

Other service revenue increased from €573 million in 2011 to €616 million in 2012, representing an increase of 8%. This growth reflects a 5% increase from changes in volumes and prices and a 3% increase from currency effects. The increase is due mainly to higher revenues from messaging services.

Revenue by Region and Industry

Revenue by Region

€ millions	2012	2011	Change in % 2012 vs 2011
Germany	2,380	2,347	1%
Rest of EMEA	5,106	4,644	10%
EMEA	7,486	6,991	7%
United States	4,461	3,699	21%
Rest of Americas	1,639	1,392	18%
Americas	6,100	5,091	20%
Japan	789	652	21%
Rest of APJ	1,848	1,499	23%
APJ	2,637	2,151	23%
SAP Group	16,223	14,233	14%

Revenue by Industry

€ millions	2012	2011	Change in % 2012 vs 2011
Discrete Manufacturing	3,110	2,617	19%
Process Manufacturing	1,684	1,461	15%
Consumer Products	1,516	1,433	6%
Energy & Natural Resources	2,241	2,001	12%
Services	2,484	2,190	13%
Financial Services	1,444	1,196	21%
Public Services	1,437	1,399	3%
Retail & Wholesale	1,541	1,300	19%
Healthcare & Life Sciences	766	636	20%
Total revenue	16,223	14,233	14%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (28).

Part I

Item 5

The EMEA Region

In 2012, the EMEA region generated €7,486 million in revenue (2011: €6,991 million) or 46% of total revenue (2011: 49%). This represents a year-over-year increase of 7%. Total revenue in Germany increased 1% to €2,380 million in 2012 (2011: €2,347 million). Germany contributed 32% (2011: 34%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Russia, Switzerland, and the United Kingdom. Software and software-related service revenue generated in the EMEA region in 2012 totaled €6,106 million (2011: €5,529 million). Software and software-related service revenue represented 82% of total revenue in 2012 (2011: 79%). Software and cloud subscription revenue increased 13% in 2012 to €2,107 million (2011: €1,864 million). This growth reflects a 12% increase from changes in volumes and prices and a 1% increase from currency effects.

The Americas Region

In 2012, 38% of our total revenue was generated in the Americas region (2011: 36%). Total revenue in the Americas region increased 20% to €6,100 million; revenue generated in the United States increased 21% to €4,461 million. This growth reflects a 12% increase from changes in volumes and prices and a 9% increase from currency effects. The United States contributed 73% (2011: 73%) of all Americas region revenue. In the remaining countries of the Americas region, revenue increased 18% to €1,639 million. This growth reflects a 17% increase from changes in volumes and prices and a 1% increase from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2012 totaled €4,820 million (2011: €3,958 million). Software and software-related service revenue represented 79% of all revenue in the Americas region in 2012 (2011: 78%). Software and cloud subscription revenue increased 25% in 2012 to €1,920 million (2011: €1,540 million). This growth reflects a 19% increase from changes in volumes and prices and a 6% increase from currency effects.

The APJ Region

In 2012, 16% (2011: 15%) of our total revenue was generated in the APJ region, with Japan recording the largest revenue increase. Total revenue in the APJ region increased 23% to €2,637 million. In Japan, total revenue increased 21% to €789 million in 2012, representing a 30% contribution to all revenue generated across the APJ region (2011: 30%). The revenue rise in Japan reflects a 13% increase due to changes in volumes and prices and an 8% increase from currency effects. In the remaining countries of the APJ region, revenue increased 23%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue generated in the APJ region in 2012 totaled €2,239 million (2011: €1,832 million). In 2012, as in the prior year, software and software-related service revenue represented 85% of all revenue. Software and cloud subscription revenue increased 25% in 2012 to €901 million (2011: €722 million). This growth reflects a 20% increase from changes in volumes and prices and a 5% increase from currency effects.

Revenue by Industry

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

In 2012, we achieved above-average growth in the following sectors, measured by changes in total revenue: Financial services (€1,444 million, at a growth rate of 21%); healthcare and life sciences (€766 million, at a growth rate of 20%); discrete manufacturing (€3,110 million, at a growth rate of 19%); retail and wholesale (€1,541 million, at a growth rate of 19%); and process manufacturing (€1,684 million, at a growth rate of 15%).

Results from the other sectors were as follows: services (€2,484 million, at a growth rate of 13%); energy and natural resources (€2,241 million, at a growth rate of 12%); consumer products (€1,516 million, at a growth rate of 6%); and public services (€1,437 million, at a growth rate of 3%).

Part I

Item 5

Operating Profit and Margin

Total Operating Expenses

€ millions	2012	% of total revenue(1)	2011	% of total revenue(2)	Change in % 2012 vs 2011
Cost of software and software-related services	–2,551	16%	–2,107	15%	21%
Cost of professional services and other services	–2,514	15%	–2,248	16%	12%
Research and development	–2,253	14%	–1,939	14%	16%
Sales and marketing	–3,907	24%	–3,081	22%	27%
General and administration	–947	6%	–715	5%	32%
Restructuring	–8	0%	–4	0%	n.a.
TomorrowNow litigation	0	0%	717	5%	n.a.
Other operating income/expense, net	23	0%	25	0%	–8%
Total operating expenses	–12,158	75%	–9,352	66%	30%

(1)	Total revenue for 2012: € 16,223 million.

(2)	Total revenue for 2011: € 14,233 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2012	2011	Change in % 2012 vs 2011
Operating profit	4,065	4,881	–17%
Operating margin in %	25.1%	34.3%	–9.2pp

Operating Profit and Operating Margin

In 2012, our operating profit totaled €4,065 million (2011: €4,881 million), a significant year-over-year decrease. A year-on-year comparison of operating profit is only possible to a limited extent, because of the release of the TomorrowNow litigation provision in the amount of €717 million in 2011. Increased expenses relating to the share-based payments in the amount of €522 million (2011: €68 million) as well as acquisition-related expenses of €537 million (2011: €448 million) reduced our operating profit in 2012. Share-based payment expenses rose considerably in 2012 as a result of new plans and an increase in the price of SAP stock.

Our operating profit for 2012 was also impacted by continued investments in global sales activities and cloud computing. The number of SAP employees (expressed in full-time equivalents, or FTEs) rose year on year by almost 8,700 persons, including more than 4,800 employees from acquisitions.

All of the above factors caused our operating margin in 2012 to drop 9.2 percentage points to 25.1% (2011: 34.3%).

In 2012, operating expenses increased €2,806 million or 30% to €12,158 million (2011: €9,352 million). This increase is due primarily to acquisition-related expenses, share-based payments, continued investments in sales activities, an increase in personnel costs as a result of acquisitions, and cloud computing activity.

The sections that follow discuss our costs of sales by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization of intangible assets, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

Part I

Item 5

In 2012, our cost of software and software-related services grew 21% to €2,551 million (2011: €2,107 million). The main cost factors were increased customer support expenses totaling €184 million and an acquisition-related increase in expenses for providing and operating our cloud solutions. The license fees that we pay to third parties also rose in parallel with the increase in software revenue. The margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2012 at 81% (2011: 81%).

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

Costs for professional and other services rose 12% from €2,248 million in 2011 to €2,514 million in 2012. The margin on our professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, decreased to 18% in 2012 (2011: 23%). The disproportionately high growth in spending compared to professional services and other service revenue is mainly due to increased costs in a limited number of customer projects.

Research and Development Expense

Our research and development (R & D) expense consists primarily of the personnel cost of our R & D employees, costs incurred for independent contractors we retain to assist in our R & D activities, and amortization of the computer hardware and software we use for our R & D activities.

In 2012, R & D costs rose 16% to €2,253 million. This increase primarily resulted from the increase in personnel costs related to the acquisitions of SuccessFactors and Ariba.

In 2012, R & D expense as a percentage of total revenue increased slightly to 13.9% (2011: 13.6%). Total revenue increased at the same rate as R & D expense, resulting in a nearly constant R & D ratio. For more information, see the Research and Development section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense to support our sales and marketing teams in selling and marketing our products and services.

Sales and marketing costs rose 27% from €3,081 million in 2011 to €3,907 million in 2012. The increase was due primarily to the increased personnel costs of our expanded sales teams in new growth markets, among others, and to increased employee headcount as a result of acquisitions. Travel and marketing costs rose as a result of increased business operations. The ratio of sales and marketing costs to total revenue, expressed as a percentage, increased 24% year over year (2011: 22%). This was because expenses grew disproportionately to revenue.

General and Administration Expense

Our general and administration (G&A) expense consists mainly of personnel costs to support our finance and administration functions.

Our G&A expense rose from €715 million in 2011 to €947 million in 2012, representing an increase of 32%. This was due mainly to share-based payments and the increase in personnel costs as a result of the acquisition-related rise in headcount. The ratio of general and administration costs to total revenue in 2012 thus rose 1% year over year to 6%.

Segment Results

Following SAP’s increased focus on the cloud business, in 2012 we changed both the structure of the components that the SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes. A detailed description of segment information is included in Note (28) of our Notes to the Consolidated Financial Statements.

Part I

Item 5

We have two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. Our Cloud division is comprised of two operating segments: Cloud Applications and Ariba.

Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For more information about our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (28).

€ millions, unless otherwise stated	2012	2011	Change in % 2012 vs 2011
On Premise Product Segment
External revenue	12,881	11,325	14
Cost of revenue	–1,990	–1,762	13
Gross profit	10,891	9,564	14
Sales and marketing costs	–3,410	–2,919	17
Operating segment profit/loss	7,481	6,644	13
Segment profitability	58%	59%
On Premise Services Segment
External revenue	2,967	2,901	2
Cost of revenue	–2,298	–2,201	4
Gross profit	669	700	–4
Sales and marketing costs	0	0	0
Operating segment profit/loss	669	700	–4
Segment profitability	23%	24%
Cloud Applications Segment
External revenue	336	29	>100
Cost of revenue	–158	–66	>100
Gross profit	178	–37	<–100
Sales and marketing costs	–231	–32	>100
Operating segment profit/loss	–53	–69	–23
Segment profitability	–16%	–238%
Ariba Segment
External revenue	120	4	>100
Cost of revenue	–75	–9	>100
Gross profit	45	–5	<–100
Sales and marketing costs	–43	–2	>100
Operating segment profit/loss	2	–7	<–100
Segment profitability	2%	–175%

On-Premise Division

The On-Premise division derives its revenue primarily from the sale of on-premise software (that is, software designed for use on hardware at the customer’s premises) and mobile software (that is, software designed for use on mobile devices) as well as services relating to such software.

On-Premise Products Segment

The On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products.

Part I

Item 5

In 2012, revenue in the On-Premise Products segment increased 14% to €12,881 million (2011: €11,325 million). This growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects. The reason for this growth was the rise in software license sales, which, in turn, led to an increase in support revenue. Software revenue, which is added to revenues in the On-Premise Products segment, rose by 13% to €4,656 million (2011: €4,105 million). This growth reflects a 10% increase from changes in volumes and prices and a 3% increase from currency effects. Support revenue increased by 14% to €8,226 million (2011: €7,220 million). This growth reflects a 10% increase from changes in volumes and prices and a 4% increase from currency effects.

In 2012, cost of revenue increased 13% to €1,990 million (2011: €1,762 million) and sales and marketing costs increased by 17% to €3,410 million (2011: €2,919 million). The increased expenses in the On-Premise Products segment are the result of increased business operations following the rise in demand in 2012.

The operating segment profit of the On-Premise Products segment rose by 13% to €7,481 million (2011: €6,644 million), representing segment profitability of 58% (2011: 59%).

On-Premise Services Segment

The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

In 2012, revenue in the On-Premise Services segment increased 2% to €2,967 million (2011: €2,901 million). This growth reflects a 1% decrease from changes in volumes and prices and a 3% increase from currency effects.

In 2012, cost of revenue in the On-Premise Services segment increased 4% to €2,298 million (2011: €2,201 million). The increased expenses in the On-Premise Services segment are the result of constant business operations and increased costs in a limited number of customer projects.

The operating segment profit of the On-Premise Services segment decreased by 4% to €669 million (2011: €700 million), representing segment profitability of 23% (2011: 24%).

Cloud Division

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software.

Driven by the acquisition of SuccessFactors in the first quarter of 2012, SAP showed a strong cloud momentum in 2012: Derived from the total revenue of SAP’s two Cloud segments (Cloud Applications and Ariba), the annual cloud revenue run rate in the fourth quarter approached €850 million. For the Cloud Applications segment alone, 12-month new and upsell subscription billings increased nineteenfold in the fourth quarter. Even when including SuccessFactors in SAP’s 2011 numbers, the growth is triple digit at 102%. For SuccessFactors on a stand-alone basis, 12-month new and upsell subscription billings grew 95% compared to the previous year.

The annualized revenue run rate is derived from the total revenue of SAP’s two Cloud segments (Cloud Applications and Ariba) in the fourth quarter of 2012 and includes Ariba (before any future growth). The annual run rate is calculated by multiplying the fourth-quarter Cloud division revenue by 4.

The year-over-year growth rate in 12-month new and upsell subscription billings relates to SAP’s Cloud Applications business (excluding Ariba). The growth rate is a pro forma growth rate that assumes that the acquisition of SuccessFactors was completed as of January 1, 2011.

Cloud Applications Segment

The Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors.

In 2012, revenue in the Cloud Applications segment increased to €336 million (2011: €29 million).

In 2012, cost of revenue increased to €158 million (2011: €66 million) and sales and marketing costs increased to €231 million (2011: €32 million). The increased expenses in the Cloud Applications segment were largely driven by the acquisition of SuccessFactors in the first quarter of 2012.

The operating segment loss of the Cloud Applications segment increased by 23% to

Part I

Item 5

€–53 million (2011: €–69 million), representing segment profitability of –16% (2011: –238%).

Ariba Segment

The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba. While this segment is named Ariba, it is not identical to the acquired Ariba business since certain SAP activities are now in our Ariba segment. For 2011, the numbers for the Ariba segment reflect the SAP activities that were allocated to the Ariba segment upon its establishment.

In 2012, revenue in the Ariba segment increased to €120 million (2011: €4 million).

In 2012, cost of revenue increased to €75 million (2011: €9 million) and sales and marketing costs increased by 2150% to €43 million (2011: €2 million). The increased expenses in the Ariba segment were largely driven by the acquisition of Ariba at the end of 2012.

The operating segment loss of the Ariba segment turned into a segment profit of €2 million (2011: €–7 million), representing segment profitability of 2% (2011: –175%).

Financial Income

Finance income, net, decreased to €–68 million (2011: €–38 million). Our finance income was €107 million (2011: €123 million) and our finance costs were €175 million (2011: €161 million).

Finance income mainly consists of interest income from loans and financial assets (cash, cash equivalents, and current investments), which was €50 million in 2012 (2011: €64 million). This decrease is attributable mainly to a lower average liquidity and lower interest rates than in 2011.

Finance costs mainly consist of interest expense on financial liabilities (€130 million in 2012 compared to €123 million in 2011). This year-over-year increase resulted mainly from the financial debt incurred in connection with the SuccessFactors and Ariba acquisitions. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (17b).

Another factor in financial income in 2012 was the derivatives we utilize to execute our financial risk management strategy. The associated time value effects from derivatives were reflected in interest income of €27 million (2011: €37 million) and interest expenses of €28 million (2011: €37 million).

Income Tax

Our effective tax rate decreased to 26.2% in 2012 (2011: 27.9%). The increased effective tax rate 2011 mainly resulted from the reduction of the TomorrowNow litigation provision. For more information, see the Notes to the Consolidated Financial Statements section, Note (10).

Our 2011 Results Compared to Our 2010 Results (IFRS)

Revenue

Revenue

€ millions	2011	2010	Change in % 2011 vs 2010
Software	4,107	3,410	20%
Cloud subscriptions and support	18	14	29%
Software and cloud subscriptions	4,125	3,424	20%
Support	7,194	6,370	13%
Software and software-related service revenue	11,319	9,794	16%
Consulting	2,341	2,197	7%
Other services	573	473	21%
Professional services and other service revenue	2,914	2,670	9%
Total revenue	14,233	12,464	14%

Part I

Item 5

Total Revenue

Total revenue increased from €12,464 million in 2010 to €14,233 million in 2011, representing an increase of €1,769 million or 14%. This total revenue growth reflects a 16% increase from changes in volumes and prices and a 2% decrease from currency effects. The revenue growth is due primarily to an increase in software revenue of €697 million and an increase in support revenue of €824 million. In 2011, software and software-related service revenue totaled €11,319 million as a result of this increase. Software and software-related service revenue represented 80% of all revenue in 2011 compared with 79% in 2010. In 2011, professional services and other service revenue contributed €2,914 million to our total revenue, representing an increase of 9% compared to 2010.

For an analysis of our total revenue by region and industry, see the Revenue by Region and Revenue by Industry sections.

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Cloud subscriptions and support revenue represents revenues from our cloud offerings. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements.

Software and software-related service revenue increased from €9,794 million in 2010 to €11,319 million in 2011, representing an increase of 16%. The software and software-related service revenue growth reflects a 17% increase from changes in volumes and prices and a 2% decrease from currency effects.

Software revenue increased from €3,410 million in 2010 to €4,107 million in 2011, representing an increase of €697 million or 20%. This increase reflects growth of 23% from changes in volumes and prices and a 3% decrease from currency effects.

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

Cloud subscriptions and support revenue increased by €4 million or 22% to €18 million (2010: €14 million). This increase reflects changes in volume and prices of 24% and a 2% decrease from currency effects.

Our stable customer base and the continued investment in software by new and existing customers throughout 2011 and the previous year resulted in an increase in support revenue from €6,370 million in 2010 to €7,194 million in 2011. Our SAP Enterprise Support offering generated most of the support revenue. The €824 million or 13% increase in support revenue reflects growth of 14% from changes in volumes and prices and a 1% decrease from currency effects. Our premium offerings and strong growth in revenue from SAP Enterprise Support were among the factors accounting for the increase in support revenue.

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

Part I

Item 5

Other service revenue increased from €473 million in 2010 to €573 million in 2011, representing an increase of 21%. This growth reflects a 23% increase from changes in volumes and prices and a 2% decrease from currency effects. The increase is due mainly to revenues from messaging services and training revenue.

Revenue by Region and Industry

Revenue by Region

€ millions	2011	2010	Change in % 2011 vs 2010
Germany	2,347	2,195	7%
Rest of EMEA	4,644	4,068	14%
EMEA	6,991	6,263	12%
United States	3,699	3,243	14%
Rest of Americas	1,392	1,192	17%
Americas	5,091	4,435	15%
Japan	652	513	27%
Rest of APJ	1,499	1,253	20%
APJ	2,151	1,766	22%
SAP Group	14,233	12,464	14%

Revenue by Industry

€ millions	2011	2010	Change in % 2011 vs 2010
Discrete Manufacturing	2,617	2,190	19%
Process Manufacturing	1,461	1,255	16%
Consumer Products	1,433	1,243	15%
Energy & Natural Resources	2,001	1,796	11%
Services	2,190	1,959	12%
Financial Services	1,196	1,058	13%
Public Services	1,399	1,246	12%
Retail & Wholesale	1,300	1,124	16%
Healthcare & Life Sciences	636	593	7%
Total revenue	14,233	12,464	14%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region; the Americas region, which comprises North and Latin America; and the Asia Pacific Japan (APJ) region, which includes Japan, Australia, and other parts of Asia. We allocate revenue amounts to each region based on customers’ locations. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (28).

The EMEA Region

In 2011, the EMEA region generated €6,991 million in revenue (2010: €6,263 million)

or 49% of total revenue (2010: 50%). This represents a year-over-year increase of 12%. Total revenue in Germany increased 7% to €2,347 million in 2011 (2010: €2,195 million). Germany contributed 34% of all EMEA region revenue (2010: 35%). The remaining revenue in the EMEA region was primarily generated in the UK, France, Switzerland, the Netherlands, Russia, and Italy. Software and software-related service revenue generated in the EMEA region in 2011 totaled €5,529 million (2010: €4,883 million). Software and software-related service revenue represented 79% of all revenue in 2011 compared with 78% in 2010.

Part I

Item 5

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

Results from the other sectors were as follows: Financial services: €1,196 million, at a growth rate of 13%; public services: €1,399 million, at a growth rate of 12%; services: €2,190 million, at a growth rate of 12%; energy and natural resources: €2,001 million, at a growth rate of 11%; and healthcare and life sciences: €636 million, at a growth rate of 7%.

Part I

Item 5

Operating Profit and Margin

Total Operating Expenses

€ millions	2011	% of total revenue(1)	2010	% of total revenue(2)	Change in % 2011 vs 2010
Cost of software and software-related services	–2,107	15%	–1,823	15%	16%
Cost of professional services and other services	–2,248	16%	–2,071	17%	9%
Research and development	–1,939	14%	–1,729	14%	12%
Sales and marketing	–3,081	22%	–2,645	21%	16%
General and administration	–715	5%	–636	5%	12%
Restructuring	–4	0%	3	0%	<–100%
TomorrowNow litigation	717	5%	–981	8%	<–100%
Other operating income/expense, net	25	0%	9	0%	178%
Total operating expenses	–9,352	66%	–9,873	79%	–5%

(1)	Total revenue for 2011: € 14,233 million.

(2)	Total revenue for 2010: € 12,464 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2011	2010	Change in % 2011 vs 2010
Operating profit	4,881	2,591	88%
Operating margin in %	34.3%	20.8%	13.5pp

Operating Profit and Operating Margin

In 2011, our operating profit totaled €4,881 million (2010: €2,591 million), a significant year-over-year improvement. A contributor to the increased operating profit in 2011 was a €717 million reduction of the TomorrowNow litigation provision. We had increased this provision in 2010, which resulted in a €981 million negative impact on operating profit in that year. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Financial Statements section, Note (23). Overall, revenue increased in 2011 while operating expenses decreased.

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

Part I

Item 5

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

Segment Discussions

We have two divisions – On Premise and Cloud which are further divided into operating segments. Our On Premise division is comprised of two operating segments: On Premise Product and On Premise Services. Our Cloud division is comprised of two operating segments: Cloud Applications and Ariba.

Total revenue and profit figures for each of our operating segments differ from the respective revenue and profit figures classified in our Consolidated Statements of Income because of several differences between our internal management reporting and our external IFRS reporting. For further details of our segment reporting and a reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (28).

Part I

Item 5

€ millions, unless otherwise stated	2011	2010	Change in % 2011 vs 2010
On Premise Product Segment
External revenue	11,325	9,853	15
Cost of revenue	–1,762	–1,569	12
Gross profit	9,564	8,284	15
Sales and marketing costs	–2,919	–2,520	16
Operating segment profit/loss	6,644	5,764	15
Segment profitability	59%	58%
On Premise Services Segment
External revenue	2,901	2,663	9
Cost of revenue	–2,201	–2,041	8
Gross profit	700	622	13
Sales and marketing costs	0	0	0
Operating segment profit/loss	700	622	13
Segment profitability	24%	23%
Cloud Applications Segment
External revenue	29	21	38
Cost of revenue	–66	–60	10
Gross profit	–37	–39	–5
Sales and marketing costs	–32	–29	10
Operating segment profit/loss	–69	–68	1
Segment profitability	–238%	–324%
Ariba Segment
External revenue	4	0	n.a.
Cost of revenue	–9	–4	>100
Gross profit	–5	–4	25
Sales and marketing costs	–2	–1	100
Operating segment profit/loss	–7	–5	40
Segment profitability	–175%	n.a.

On Premise Division

The On Premise division derives its revenues primarily from the sale of on premise software (i.e. software designed for use on hardware on the customer’s premises) and mobile software (i.e, software designed for use on mobile devices) and services relating to such software.

On Premise Product Segment

The Product segment is primarily engaged in marketing and licensing our on premise and mobile software products and providing support services for these software products.

In 2011, revenue in the Product segment increased 15% to €11,325 million (2010: €9,853 million). This growth reflects a 17% increase from changes in volumes and prices and a 2% decrease from currency effects. The reason for this growth was the rise in software license sales, which in turn led to an increase in support revenue. Software revenue, which is added to revenues in the Product segment, rose by 20% to €4,105 million (2010: €3,409 million). This growth reflects a 23% increase from changes in volumes and prices and a 3% decrease from currency effects. Support revenue increased by 12% to €7,220 million (2010: €6,444 million). This growth reflects a 13% increase from changes in volumes and prices and a 1% decrease from currency effects.

In 2011, cost of revenue increased 12% to €1,762 million (2010: €1,569 million) and sales & marketing costs increased by 16% to €2,919 million (2010: €2,520 million). The increased expenses in the Product segment are the result of increased business operations following the rise in demand in 2011.

Part I

Item 5

The operating segment profit of the Product segment rose by 15% to €6,644 million (2010: €5,764 million), representing segment profitability of 59% (2010: 58%).

On Premise Services Segment

The Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

In 2011, revenue in the Services segment increased 9% to €2,901 million (2010: €2,663 million). This growth reflects a 10% increase from changes in volumes and prices and a 1% decrease from currency effects.

In 2011, cost of revenue in the Services segment increased 8% to €2,201 million (2010: €2,041 million). The increased expenses in the Services segment are the result of increased business operations following the rise in demand in 2011.

The operating segment profit of the Services segment rose by 13% to €700 million (2010: €622 million), representing segment profitability of 24% (2010: 23%).

Cloud Division

The Cloud division derives its revenues primarily from the sale of cloud software (i.e. software designed for delivery through the Cloud) and services relating to such software.

Cloud Applications Segment

The Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and Successfactors.

In 2011, revenue in the Cloud Applications segment increased 38% to €29 million (2010: €21 million). This growth reflects a 40% increase from changes in volumes and prices and a 2% increase from currency effects.

In 2011, cost of revenue increased 10% to €66 million (2010: €60 million) and sales & marketing costs increased by 10% to €32 million (2010: €29 million). The increased expenses in the Cloud Applications segment are the result of increased business operations following the rise in demand in 2011.

The operating segment loss of the Cloud Applications segment increased by 1% to €–69 million (2010: €–68 million), representing segment profitability of –238% (2010: –324%).

Ariba Segment

The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba. While this segment is named Ariba, it is not identical to the acquired Ariba business since parts of the acquired business are now integrated with and thus reported in other segments, and certain SAP activities are now in our Ariba segment. For 2011, the numbers for the Ariba segment reflect the SAP activities that were allocated to the Ariba segment upon its establishment.

In 2011, revenue in the Ariba segment increased to €4 million (2010: €0 million).

In 2011, cost of revenue increased to €9 million (2010: €4 million) and sales & marketing costs increased by 100% to €2 million (2010: €1 million). The increased expenses in the Ariba segment are largely driven by the acquisition of Crossgate at the end of 2011.

The operating segment loss of the Ariba segment decreased by 40% to €–7 million (2010: €–5 million), representing segment profitability of –175%.

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

Finance costs mainly consist of interest expense on financial liabilities (€123 million in 2011 compared to €77 million in 2010). This year-over-year increase resulted mainly from the financial debt incurred in connection with the Sybase acquisition. We used bank loans, bonds, and private placements to finance this acquisition. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (17b).

Part I

Item 5

Another factor in financial income in 2011 was the derivatives we utilize to execute our financial risk management strategy. The associated fair value effects were reflected in interest income of €37 million (2010: €25 million) and interest expenses of €37 million (2010: €31 million).

Income Tax

Our effective tax rate increased to 27.9% in 2011 (2010: 22.5%). The main reason for this significant year-over-year difference is the change in the measurement of the TomorrowNow litigation provision. While 2010 saw a tax rate reduction of almost 5 percentage points as a result of the significant increase of the TomorrowNow litigation provision, in 2011 we experienced an effective tax rate increase resulting from the reduction of the same provision. However, this increase was offset by tax effects related to intercompany financing. For more information, see the Notes to the Consolidated Financial Statements section, Note  (10).

FOREIGN CURRENCY EXCHANGE RATE EXPOSURE

Although our reporting currency is the euro, a significant portion of our business is conducted in currencies other than the euro. Since the Group’s entities usually conduct their business in their respective functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency; to mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (25) to our Consolidated Financial Statements. Also see Notes (3) and (24) for additional information on foreign currencies.

Approximately 72% and 69% of our total revenue 2012 and 2011, respectively, was attributable to operations in non-euro participating countries. As a result, those revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had a favorable impact on our total revenue of €548 million for 2012. Regarding 2011 the euro had an unfavorable impact on our total revenue of €195 million, while for 2010 the euro had a favorable impact of €705 million.

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

OUTLOOK

Future Trends in the Global Economy

Given the growing demand and the financial markets’ increasing confidence in a positive future, the global economy is expected to recover gradually in 2013 according to the European Central Bank (ECB).2) Growth momentum will nevertheless be moderate, with emerging countries expected to grow more strongly than industrialized countries.

In the Europe, Middle East, and Africa (EMEA) region, the economy of the euro area is expected to have a slow start to 2013, chiefly because of the ongoing debt crisis in southern European countries, a low level of investor and consumer confidence, and dampened export demand. A gradual recovery is expected later in the year if consumer spending and export demand are strong enough to restore confidence to the financial markets. Economic progress will be uneven in the Middle East and Africa because the political situation in the various countries is so different.

Looking at the Americas region, it is anticipated that the U.S. economy will continue its moderate recovery in 2013. Domestic demand is expected to bounce back and the situation in the labor market will brighten. Latin America is also expected to enjoy rapid growth again in 2013. It is likely to benefit from the gradual improvement in the global economic outlook as well as from the less stringent monetary policies applied by some governments.

2)	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

Part I

Item 5

In the Asia-Pacific-Japan (APJ) region, the Japanese economy is expected to continue to recover gradually in 2013, helped by rising global demand. China and other emerging economies will likewise see stronger markets, supported by stable domestic spending, various stimulus measures, and improving conditions for exporters.

IT Market: The Outlook for 2013

The global IT market is expected to continue to expand in 2013 at about the same pace as in the previous year, according to IDC, outpacing growth in the global economy. Markets for PCs, servers, and IT services are expected to grow more strongly in 2013 than in 2012, and software spending is likely to remain stable. The IT market, like the economy, is expected to expand more in the emerging countries than in the industrialized countries.

Because the economy of the euro area is expected to be sluggish, in 2013 the IT market in the EMEA region is expected to grow relatively slowly in comparison with the world IT market but to outperform the region’s economy as a whole once again. Expectations for the IT services segment in the EMEA region are modest, while software revenues are likely to outperform the IT market average.

The economic crisis in Europe is expected to have an effect in the Americas region in 2013 as well, and again impair growth in the market for IT. But growth rates in the market for IT are expected to still be higher in the Americas region than elsewhere. The U.S. IT market is expected to recover in 2013 and to achieve high single-digit percentage growth, driven by an upswing in the PC market and a continuing high level of demand for smartphones and software.

IT spending in the APJ region is expected to grow at a noticeably slower pace in 2013 than in 2012, but still faster than the economy as a whole. The IT market in Japan is expected to reach just positive growth rates, although the hardware segment is expected to contract by a percentage in the lower single-digit range. Spending on software, on the other hand, is expected to increase at a similar pace as in 2012, while spending on IT services is expected to grow more strongly. Growth in IT spending in China is expected to continue to slow in 2013. The software and services segments are expected to expand slightly quicker than in 2012.

Impact on SAP

SAP expects to outperform the global economy and IT industry again in 2013. Thanks to the innovation strategy we have put in place and our clear customer focus, we are confident we can achieve the targets we have set short-term for 2013 and medium-term for 2015 – as long as the economic environment and IT industry develop as currently forecast. Diversified in terms of regions as well as industries, we are well positioned to absorb the occasional minor fluctuation in the global economy and IT market.

A comparison of our planned performance with forecasts for the global economy and IT industry shows that with our five market categories – Applications, Analytics, Cloud, Mobile, and Database and Technology – we are successful in a tough economic environment. Our market, and thus the demands of our customers, are changing rapidly. We anticipated these changes at an early date, and realigned our business with our innovation strategy in time to meet the needs of our customers. In addition, SAP will continue to invest in countries in which we expect significant growth and we aim to expand our market share in those countries. Such countries include Brazil, China, India, Russia, as well as countries in Africa and the Middle East. We therefore expect to see further future growth potential helping us to reach our ambitious 2013 outlook and medium-term aspirations for 2015. For more information, see the Operational Targets for 2013 (Non-IFRS) section.

Forecast for SAP

Strategy for Profitable Growth

SAP seeks profitable growth across its portfolio of products and services. Our goal is to double our addressable market to US$230 billion and increase the number of people who use and benefit from SAP solutions to one billion by 2015. Our ability to deliver software-based innovation and value in target growth areas of applications, analytics, mobile, cloud, and database and technology, positions us favorably in segments of the enterprise market that offer a higher growth potential than is forecast for the overall IT market, or indeed the global gross domestic product (GDP) growth rates. SAP continues to invest and increase its presence and market share in countries experiencing higher than average growth, such as Brazil, China, India, and Russia, and in the Middle East and Africa.

Part I

Item 5

SAP’s continued growth depends on our ability to deliver innovative solutions to market and drive ongoing value for our customers. We continue to improve our research and development effectiveness, working in leaner teams to accelerate innovation cycles and engage more closely with our customers. We are also investing in our go-to-market channels to expand capacity and drive greater volume sales, while expanding our technology partner ecosystem to foster co-innovation as a force multiplier for creating additional business value for our customers.

The success of SAP and our customers depends on our people – whom we consider our most important asset. Our employees spark our innovation, deliver value to our customers, and drive our sustainable growth and profitability. The correlation between our continued business success and our ability to attract, retain, and engage top talent is so strong that the latter is a continuous focus area for improvement. Therefore, we continue to execute our people strategy to set us apart in vital areas such as leadership development, career advancement, workforce diversity, and human resources processes. These areas drive our employees to be at their very best. This high level of performance is essential if we are to realize our ambitious growth strategy and further enhance our ability to innovate.

Go-to-Market Investment Delivers Customer Value

SAP goes to market by region, customer segment, and industry. In each region, we concentrate our sales efforts on the fastest-growing markets with the most business and revenue potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers in line-of-business functions (for example, human resources, sales, and marketing) and users of analytics. We continue to provide companies of any size – small, midsize, and large – with choice-offering new software solution options that align to their specific budgetary, resource, and deployment requirements.

Greater Volume and Co-Innovation Through an Open Ecosystem

SAP continues to engage an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation. SAP and its vibrant partner ecosystem offer greater choice and business value through the power of co-innovation, appealing to customers that want to avoid being “locked in” to a single vendor. SAP channel partners offer customers knowledgeable local delivery of solutions across industries and lines of business. SAP technology partners continue to drive our research agenda, enhance the SAP solution portfolio, and monetize new technology breakthroughs.

Organic Growth and Targeted Acquisitions

Organic growth remains the primary driver of SAP’s strategy. We continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. Our open ecosystem strategy enables us to better leverage our innovation by extending it to our partners to drive additional customer value, based on their own domain expertise. Also, we intend to continue to acquire targeted, strategic, and “fill-in” technology to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs. From time to time we also consider larger acquisitions that expand our business into new markets. On that front, we will be concentrating on successfully integrating SuccessFactors and Ariba with the goal of accelerating our cloud business in 2013 and beyond.

Operational Targets for 2013 (Non-IFRS)

Revenue and Operating Profit Outlook

The Executive Board is providing the following outlook for the full year 2013 from today’s perspective:

•

The Company expects full-year 2013 non-IFRS software and cloud subscription revenue to increase in a range of 14% to 20% at constant currencies (2012: €5.00 billion). The full year 2013 non-IFRS cloud subscription and support revenue contributing to this growth is expected to be around €750 million at constant currencies (2012: €343 million).

Part I

Item 5

•	The Company expects full-year 2013 non-IFRS software and software-related service revenue to increase in a range of 11% to 13% at constant currencies (2012: €13.25 billion).

•	The Company expects full-year 2013 non-IFRS operating profit to be in a range of €5.85 billion to €5.95 billion at constant currencies (2012: €5.21 billion).

•	The Company projects a full-year 2013 IFRS effective tax rate of 25.5% to 26.5% (2012: 26.2%) and a non-IFRS effective tax rate of 27.0% to 28.0% (2012: 27.5%).

We expect our professional services and other service revenue to grow in the low single-digit percentages range. But we also believe that the anticipated rise in software and software-related service revenue will bring about a significant increase in total revenue in 2013.

We expect that total revenue (non-IFRS) will continue to depend largely on the revenues from the On-Premise Products segment. The expected growth in revenue from this segment, however, is below the outlook provided for software and cloud subscription revenue (non-IFRS). Keeping in line with the growth rate for professional services and other service revenue, we do not expect to see strong growth in the On-Premise Services segment.

Looking at our above forecast for cloud subscriptions and support revenue (non-IFRS, at constant currencies), we anticipate a similar level of growth for segment revenues in the Cloud division (combining the Cloud Applications and Ariba segments). Particularly strong growth results are expected in the Ariba segment, since we only began including Ariba figures in the 2012 segment revenues at the beginning of the fourth quarter following the first consolidation.

We expect an increase in segment profit in our On-Premise division with the On-Premise Products segment profit growing faster than the On-Premise Services segment which is expected to only experience a slight profit improvement. The Cloud division is expected to achieve, for the first time, a positive segment profit resulting from a reduced segment loss in the cloud application segment and a strong increase in the Ariba segment profit.

We expect that software revenue from SAP HANA will range between €650 million to €700 million (2012: €392 million) in 2013.

We present the following reconciliation from our 2012 IFRS software and cloud subscription revenue, IFRS software and software-related service revenue, IFRS total revenue, and IFRS operating profit to the non-IFRS equivalents to facilitate comparison between IFRS financial measures and the non-IFRS financial measures in our 2013 outlook:

Reconciliations of IFRS to Non-IFRS Financial Measures for 2012

€ millions, unless otherwise stated	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Operating Expenses(1)	Discontinued Activities(3)	Non-IFRS Financial Measure
Software and cloud subscription revenue	4,928	73	n.a.	n.a.	5,001
Software and software-related service revenue	13,165	81	n.a.	n.a.	13,246
Total revenue(2)	16,223	81	n.a.	n.a.	16,304
Operating profit(2)	4,065	81	1,067	0	5,214

(1)	Included in operating expenses are acquisition-related charges, share-based payment expenses, and restructuring charges.

(2)	These financial measures are the numerator or the denominator in the calculation of our IFRS and non-IFRS operating margin, and are included in this table for transparency.

(3)	The discontinued activities include the results of our discontinued TomorrowNow business.

Part I

Item 5

Non-IFRS Measures

€ millions	Estimated Amounts for 2013	Actual Amounts for 2012
Deferred revenue write-down	65 to 75	81
Discontinued activities	<10	0
Share-based payment expenses	500 to 540	522
Acquisition-related charges	510 to 530	537
Restructuring charges	25 to 30	8

Goals for Liquidity and Finance

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs in 2013 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

Investment Goals

Excepting acquisitions, our planned capital expenditures for 2013 and 2014 can be covered in full by operating cash flow and will chiefly be spent on increasing data center capacity in our locations in Newtown Square, Pennsylvania, United States, and St. Leon-Rot, Germany, and on renovating our office building in Vancouver, Canada, with a planned investment of approximately €59 million.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second-largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth.

Proposed Dividend

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning the economy and our expectation that we will not benefit from any effects in 2013 from a major acquisition.

Medium-Term Prospects

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategic objectives are focused on the following targets: Increasing customer success, employee motivation, software and software-related service revenue, and our operating profit through greater efficiency and employee productivity by utilizing lean and design-thinking principles.

From today’s perspective, we are aiming to increase our total revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%.

To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

Part I

Item 5

•	We want to become a profitable market leader in cloud computing, generating around €2 billion total revenue in this segment by 2015.

Our plan is for indirect sales (partner revenue) to contribute up to 40% of software revenue by 2015.

In addition to our financial goals, we are focusing on two non-financial targets: Customer success and employee engagement. We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we plan to increase our employee engagement index score to 82% by 2015 (2012: 79%). In addition, we can only be successful if our customers are successful. Their satisfaction with the solutions we offer them builds trust in our innovation capabilities. We measure customer loyalty with the Net Promoter Score (NPS). For 2013, we have set a target for increasing the NPS by 8 percentage points (2012: 8.9%). As we have been measuring our NPS since 2012 only, we have not yet defined a target for 2015.

SAP’s vision to help the world run better and improve people’s lives comes to life in product innovation that drives business value for our customers. By delivering on our product road map, SAP is powering a market-wide transformation in how people and organizations work together and run better. Building on a track record of innovation, SAP is again at the forefront of a major shift in the IT sector, away from commoditized hardware and lower value services, toward renewed investment in differentiating IT – business software that drives efficiency and business transformation.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have a corresponding underlying transaction. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are collected in our treasury guideline document, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements section, Notes (24) to (26).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2012, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than BBB, and such investments were not material in 2012.

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

Part I

Item 5

The persistently strong free cash flow of recent years enabled us to pay back additional debts within a short period of time. Furthermore, a balanced maturity profile prevents repayment peaks from occurring in any particular year.

To expand our business, we have made acquisitions of businesses, products, and technologies. For more information about our financial debt, mainly in connection with the acquisitions of SuccessFactors and Ariba, see the Cash Flows and Liquidity section. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in doing so, ensure a high level of independence, confidence, and financial flexibility.

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our borrowing conditions and financing options.

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future purchases of treasury shares are closely aligned to the development of our liquid assets and further liquidity planning.

Capital Structure

	2012		2011		% Change
	€ millions	% of Equity and liabilities	€ millions	% of Equity and liabilities
Equity	14,171	53	12,707	55	12
Current liabilities	6,641	25	6,266	27	6
Non-current liabilities	6,023	22	4,254	18	42
Liabilities	12,664	47	10,520	45	20

Equity and liabilities	26,835	100	23,227	100	16

In 2012, we took out short-term bank loans to finance the acquisitions of SuccessFactors and Ariba. Additionally, we issued a two-tranche Eurobond and a U.S. private placement consisting of several tranches with maturities of three to 15 years which further optimized and extended our existing maturity profile. We used inflows from the newly issued bonds and private placement to repay the short-term bank loans.

These financing activities changed our debt ratio (defined as the ratio of total liabilities to equity and liabilities) to 47% at the end of 2012 (as compared to 45% at the end of 2011). These financing activities were partially offset by the operating cash flow in 2012. As far as financing activities in 2013 are concerned, a €600 million bond that will mature in August 2013 is intended to be repaid. We currently do not plan to refinance this bond at maturity.

Total liabilities on December 31, 2012, mainly comprised financial liabilities of €5,248 million (of which €4,446 million are non-current). Financial liabilities on December 31, 2012, consisted largely of financial debt, which included amounts in euros (€2,986 million) and U.S. dollars (€2,008 million). Financial debt is held at fixed interest rates only. For more information about financial liabilities, see the Notes to the Consolidated Financial Statements section, Note (17).

Part I

Item 5

Cash Flows and Liquidity

Group liquidity on December 31, 2012, primarily comprised amounts in U.S. dollars (€941 million) and euros (€473 million). Current investments are included in other financial assets in the statement of financial position. Bank loans, private placement transactions, and bonds are included within financial liabilities in the statement of financial position.

Analysis of Net Liquidity

€ millions	2012		2011	Change
Cash and cash equivalents		2,477	4,965	–2,488
Current investments		15	636	–621

Group liquidity		2,492	5,601	–3,109

Current bank loans		0	101	–101
Current private placement transaction		0	423	–423
Current bond		600	600	0

Net liquidity 1		1,892	4,477	–2,585

Non-current bank loans		0	1	–1
Non-current private placement transaction		2,094	1,240	854
Non-current bond		2,300	1,600	700

Net liquidity 2	–	2,502	1,636	–4,138

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

Total financial debt consists of current financial liabilities (for example, overdrafts, current bank loans, bonds or private placements) and non-current financial liabilities (for example, bonds, or private placements) as reported in our IFRS Consolidated Financial Statements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (17).

Net liquidity is Group liquidity less total financial debt as defined above. Net liquidity should be considered in addition to, and not as a substitute for, cash and cash equivalents, other financial assets, and financial liabilities included in our IFRS Consolidated Financial Statements.

The decrease in Group liquidity from 2011 was mainly due to cash outflows for the acquisition of SuccessFactors and Ariba, as well as dividend payments, which were partly offset by positive cash inflows from our operations.

Part I

Item 5

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our finance income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flows

	Years ended December 31,			Change in % 2012 vs. 2011	Change in % 2011 vs. 2010
€ millions	2012	2011	2010
Net cash flows from operating activities	3,822	3,775	2,922	1	29
Net cash flows from investing activities	–5,964	–1,226	–3,994	>100	–69
Net cash flows from financing activities	–194	–1,176	2,520	–84	<–100

Analysis of Consolidated Statements of Cash Flow: 2012 compared to 2011

Net cash provided by operating activities increased slightly by €47 million or 1% to €3,822 million in 2012 (2011: €3,775 million). In 2012, days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 59 days, a one-day decrease compared to 2011 (60 days).

Cash outflows from investment activities totaled €5,964 million in 2012, much increased from the 2011 figure of €1,226 million. In 2012, cash outflows were mainly driven by acquisitions of consolidated companies such as SuccessFactors and Ariba, for which we paid €6,094 million in total. For more information about current and planned capital expenditures, see the Assets and Investment Goals sections. In contrast, the 2011 figure was mainly driven by investments in time deposits and German government bonds.

Cash outflows from financing activities totaled €194 million in 2012, compared to €1,176 million in 2011. In 2012, cash inflows were mainly driven by a successfully placed two-tranche Eurobond transaction totaling €1.3 billion and a U.S. private placement transaction of US$1.4 billion consisting of several tranches. This was partly offset by repayments of a Eurobond tranche (€600 million) and several tranches (€611 million) of the promissory notes we issued in 2009. In the previous year, cash outflows were driven mainly by repayments of a credit facility we drew on in connection with our acquisition of Sybase.

The increase in total dividends paid to €1,310 million was due to an increase in the dividend from €0.60 per share in the previous year to €1.10 per share, of which €0.35 per share was an extraordinary payout to celebrate our 40th anniversary in the reporting year (total dividend payout in 2011: €713 million). In 2012, we repurchased shares in the amount of €53 million (2011: €246 million) in connection with our share-based payments.

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

Part I

Item 5

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

We are party to a revolving €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Potential proceeds are for general corporate purposes. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective currency plus a margin ranging from 0.45% to 0.75% that depends on the amount drawn. We pay a commitment fee of 0.1575% per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility.

As at December 31, 2012, SAP AG had additional available credit facilities totaling approximately €489 million. As at December 31, 2012, there were no borrowings outstanding under these credit facilities. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2012, approximately €48 million was available through such arrangements. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2012.

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

Part I

Item 5

CONTRACTUAL OBLIGATIONS

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2012:

Contractual obligations		Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations(1)	5,885	881	1,599	1,457	1,948
Other non-current obligations on the statement of financial position(2)	98	3	9	3	83
Operating lease obligations(3)	923	238	356	171	158
Purchase obligations(3)	588	317	144	74	53

Total	7,494	1,439	2,108	1,705	2,242

(1)	This represents bank loans, private placement transactions, bonds, other financial liabilities and interest thereon.

(2)	Amounts mainly consist of employee-related liabilities. Not included in the table are non-current tax liabilities of €388 million, which include provisions for uncertainties in income taxes.

(3)

See Note (22) to our Consolidated Financial Statements for additional information about operating lease and purchase obligations. Our expected contributions to our pension and other post employment benefit plans are not included in the table above. We expect to contribute in 2013 statutory minimum and discretionary amounts of €1 million to our German defined benefit plans and €16 million to our foreign defined benefit plans, all of which are expected to be paid as cash contributions. Our contributions to our German and foreign defined contribution plans have ranged from €136 million to €173 million in 2010 through 2012; we expect similar contributions to be made in 2013.

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

Obligations under Indemnifications and Guarantees

Our software license agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. We also generally provide a six to twelve month warranty on our software. Our warranty liability is included in other provisions. For more information on other provisions see Note (18b) to our Consolidated Financial Statements. For more information on obligations and contingent liabilities refer to Note (3) and Note (22) in our Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT

For information on our R&D activities see “Item 4. Information about SAP – Research and Development.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects – Operating Results” and for information related to our R&D employees see “Item 6. Directors, Senior Management and Employees – Employees.”

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

Part I

Item 5

underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues and expenses. Actual results could differ from original estimates.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

•	revenue recognition;

•	valuation of trade receivables;

•	accounting for share-based payment;

•	accounting for income tax;

•	accounting for business combinations;
•	subsequent accounting for goodwill and other intangibles;

•	accounting for legal contingencies; and

•	recognition of internally generated intangible assets from development.

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

Item 6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP AG, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(5)(6)(7)(10)	69	Chairman of the Supervisory Board	2003	2017
Pekka Ala-Pietilä(1)(6)(7)(10)	56	Chairman of the Board of Directors, SolidiumOy	2002	2017
Prof. Anja Feldmann(1)(6)	47	Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin	2012	2017
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(10)	62	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer	1988	2017
Bernard Liautaud(1)(2)(6)(7)	50	General Partner, Balderton Capital	2008	2017
Dr. h.c. Hartmut Mehdorn(1)(4)(5)	70	Independent Management Consultant	1998	2017
Dr. Erhard Schipporeit(1)(3)(9)(10)	64	Independent Management Consultant	2005	2017
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(3)(6)	68	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2017
Christiane Kuntz-Mayr, Vice Chairperson(2)(5)(8)(10)	50	Employee, Deputy Chairperson of the Works Council of SAP AG	2009	2017
Panagiotis Bissiritsas(2)(4)(8)	44	Employee, Support Expert	2007	2017
Margret Klein-Magar(2)(8)(10)	48	Employee, Vice President SAP Transformation	2012	2017
Lars Lamadé(2)(8)(10)	41	Employee, Project Manager OPD COO	2002	2017
Dr. Kurt Reiner(4)(6)(8)	54	Employee, Development Expert	2012	2017
Mario Rosa-Bian(5)(6)(8)	56	Employee, Project Principal Consultant	2012	2017
Stefan Schulz(3)6)(8)	43	Employee, Development Manager	2002	2017
Inga Wiele(3)(6)(8)	42	Employee, Senior Internal Strategic Consultant	2012	2017

(1)	Elected by SAP AG’s shareholders on May 23, 2012.

(2)	Member of the General and Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Finance and Investment Committee.

(5)	Member of the Mediation Committee.

(6)	Member of the Technology and Strategy Committee.

(7)	Member of the Nomination Committee.

(8)	Elected by SAP AG’s employees on April 25, 2012.

(9)	Audit Committee financial expert.

(10)	Member of the Special Committee.

Part I

Item 6

For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and the General and Compensation Committee, please refer to “Item 10 Additional Information – Corporate Governance.”

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

Certain current members of the Supervisory Board of SAP AG were members of supervisory boards and comparable governing bodies of enterprises other than SAP AG in Germany and other countries as of December 31, 2012. See Note (29) to our Consolidated Financial Statements for more detail. Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Bill McDermott, Co-CEO	2008	2017
Jim Hagemann Snabe, Co-CEO	2008	2017
Dr. Werner Brandt	2001	2014
Lars Dalgaard	2012	2015
Luisa Deplazes Delgado	2012	2015
Gerhard Oswald	1996	2014
Dr. Vishal Sikka	2010	2017

The following changes occurred in the Executive Board in 2012:

•	In April 2012, Lars Dalgaard became a member of the Executive Board.

•	In September 2012, Luisa Deplazes Delgado became a member of the Executive Board.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, Co-CEO (Vorstandssprecher), 51 years old, holds a master’s degree in business administration from Northwestern University’s Kellogg School of Management. He joined SAP in 2002 and became a member of the Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe. Besides the duties as Co-CEO, he is responsible for strategy and business development, corporate development, marketing, communications, corporate audit, board governance, sustainability, solutions, global sales and global partner and channel management. Prior to joining SAP, he served as a global executive in several technology companies.

Jim Hagemann Snabe, Co-CEO (Vorstandssprecher), 47 years old, holds a master’s degree in operational research. He joined SAP in 1990 and became a member of the Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Bill McDermott. Besides the duties as Co-CEO, he is responsible for strategy and business development, corporate development, marketing, communications, corporate audit, board governance, sustainability, solutions, global R&D portfolio, processes, and IT.

Werner Brandt, 59 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board. He is responsible for finance and administration including investor relations and data protection and privacy. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc.

Part I

Item 6

Lars Dalgaard, 45 years old, holds a master’s degree from Stanford Graduate School of Business and a Bsc. (Ha) from Copenhagen Business School. Lars is CEO of SuccessFactors, the company he founded in 2001 which went public in 2007, and joined SAP in 2012 when SAP acquired SuccessFactors. He became a member of SAP’s Executive Board on April 12, 2012. Lars is responsible for SAP’s cloud business including strategy, product development, and all go-to-market related capabilities.

Luisa Deplazes Delgado, 46 years old, holds a master’s degree in law from the University of London’s King’s College and London School of Economics and a licence en droit from the University of Geneva. On September 1, 2012 Luisa joined SAP as the Chief Human Resources Officer and member of the Executive Board. She also serves as Labor Relations Director of SAP AG. She is responsible for all human resources activities at SAP globally. Prior to joining SAP, she spent 22 years with Procter and Gamble, the last five as CEO of Procter and Gamble Nordic based in Stockholm, Sweden, previously as VP of HR for Western Europe based in Geneva, Switzerland, and before in diverse roles in Belgium, UK, and Portugal.

Gerhard Oswald, 59 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for the On Premise Delivery Board area including application development, installed base maintenance and support, end to end services, active global support, and onpremise delivery COO.

Vishal Sikka, 45 years old, holds a PH. D. degree in computer science from Stanford University. He joined SAP in 2002 and became a member of the Executive Board on February 7, 2010 leading technology and innovation. He is responsible for technology and platform products development including SAP HANA, analytics, mobile, application platform and middleware, as well as SAP Research, SAP Labs Network and SAP Ventures. Before joining the Executive Board, he has been the first Chief Technology Officer at SAP since 2007, and prior to that was SAP’s Chief Software Architect. Before joining SAP, he was area vice president for platform technologies at Peregrine Systems, and prior to that he founded and led two start-ups – Bodha, Inc. and IBrain Software.

The members of the Executive Board of SAP AG as of December 31, 2012 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (29) to our Consolidated Financial Statements. SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among the Supervisory Board and Executive Board members.

COMPENSATION REPORT

Compensation for Executive and Supervisory Board Members

This compensation report outlines the criteria that we applied for the year 2012 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based payment plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation System for 2012

Executive Board members’ compensation for 2012 is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic environment.

The Executive Board compensation package is performance-based. In 2012, it had three elements:

•	A fixed annual salary

•	A variable short-term incentive (STI) plan to reward performance in the plan year

•	A Restricted Share Unit-based long-term incentive (LTI) plan tied to the price of SAP shares (RSU Milestone Plan 2015)

Part I

Item 6

The Supervisory Board set a compensation target for the sum of the fixed and the variable elements. It reviews, and if appropriate revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2012:

•	The fixed element is paid as a monthly salary.

•

The variable compensation under the STI 2012 plan depends on the SAP Group’s performance against the KPI target values for constant currency software revenue growth and non-IFRS constant currency operating margin as well as non-IFRS constant currency cloud subscription and support revenue. In addition, the STI element has a discretionary component that allows the Supervisory Board, at the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 14, 2013, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in June 2013.

•

The long-term incentive element is called the RSU Milestone Plan 2015. “RSU” stands for “restricted share unit.” This four-year plan focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. For each of the four years, the members of the Executive Board are allocated a certain number of SAP RSUs for the respective year based on a budget amount that was granted and paid out to each Executive Board member in 2012 already for the years 2012 through 2015. The number of RSUs allocated to each member for a given year is his or her target amount (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the RSU Milestone Plan 2015 terms) at the beginning of the year in question. If the Executive Board member leaves before the end of a financial year, the RSUs for the respective year as well as the subsequent years are forfeited.

•

The number of RSUs an Executive Board member actually earns in respect of a given year could be greater or smaller than the initial allocation. It depends on Company performance against the objectives for that year (a year is a “performance period” in the plan). The objectives derive from SAP’s strategy for the period to 2015. The plan objectives relate to two key performance indicators (KPIs): Our non-IFRS total revenue and our non-IFRS operating profit. The KPI targets have already been set for the entire life of the RSU Milestone Plan 2015 for the years 2012 to 2015 and will merely be adjusted for the effects of key acquisitions.

•

After the end of each fiscal year, the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. There are objective-based performance hurdles to clear each year before any RSUs can vest. There is also a cap: Normally, the quantity of vested RSUs a member can attain in respect of a plan year is capped at 150% of his or her initial RSU allocation for that year.

•

The Company strategy underlying the RSU Milestone Plan 2015 focuses on where SAP aims to be by 2015, so the plan gives greater weight to performance against the KPI targets for 2015 (the final year of the plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years are not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failure to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may in the worst case lose all of the vested RSUs allocated to them for 2015.

Part I

Item 6

•

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year for which the RSUs were allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the plan retains his or her vested RSUs for completed plan years but does not retain any allocated but unvested RSUs for the year during which he or she leaves. If a member leaves the Executive Board before the beginning of the subsequent year, no RSUs are finally allocated.

•

Each vested RSU entitles its holder to a (gross) payout corresponding to the price of one SAP share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

•	Subject to the requirements in the German Stock Corporation Act, section 87 (1), the Supervisory Board is entitled to revise the STI and the LTI in extraordinary and unforeseeable circumstances.

•

The LTI component consists of the issue of RSUs under the terms of the RSU Milestone Plan 2015. For the terms and details of the RSU Milestone Plan 2015, see the Notes to Consolidated Financial Statements section, Note

(27). The number of RSUs to be issued to each member of the Executive Board in 2012 by way of long-term incentive was decided by the Supervisory Board on February 16, 2012.

The contracts of Executive Board members Bill McDermott, Lars Dalgaard, and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

In prior years, the Executive Board members were granted a variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years. The variable compensation under the MTI 2010 granted for the fiscal year 2010 depends on the SAP Group’s performance over the three years 2010 to 2012 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that is assessed by the Supervisory Board at the end of the plan period. The close of the fiscal year 2012 represents the end of the plan period for the MTI 2010, and therefore the corresponding entitlement under the MTI 2010 is included in the compensation for the fiscal year 2012. The payment will be due after the Annual General Meeting of Shareholders in June 2013. MTI 2011 will pay out in 2014 respectively.

Executive Board Members’ Compensation for the Financial Year 2012

€ thousands	Fixed Elements		Performance- Related Elements			Compensation for 2012(1)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other(2)	STI	MTI 2010	Share-Based Payment (RSU Milestone Plan 2015)(1),(3)
Bill McDermott (co-CEO)(4)	1,203.3	415.9	1,581.5	1,259.6	4,318.4	8,778.7
Jim Hagemann Snabe (co-CEO)	1,150.0	163.8	1,545.7	1,067.6	4,318.4	8,245.5
Dr. Werner Brandt	700.0	26.7	935.5	645.1	1,549.1	3,856.4
Lars Dalgaard (from April 12, 2012)(6)	528.9	0	690.4	0	1,156.2	2,375.5
Luisa Deplazes Delgado (from September 1, 2012)	233.3	96.4	193.9	0	414.4	938.0
Gerhard Oswald	700.0	16.5	935.5	645.1	1,549.1	3,846.2
Dr. Vishal Sikka(5)	733.4	143.9	957.2	635.1	1,549.1	4,018.7

Total	5,248.9	863.2	6,839.7	4,252.5	14,854.7	32,059.0

(1)	Compensation attributable to Executive Board members for the financial year 2012 including the plan tranche 2012 of LTI 2015 based on the grant value at time of grant.

Part I

Item 6

(2)	Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs, non-recurring payments, use of aircraft, tax

(3)	Fair value at the time of grant.

(4)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €53,300; profit-sharing bonus for 2012: €35,800; MTI 2010: €192,000.

(5)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €33,400; profit-sharing bonus for 2012: €21,700; MTI 2010: €57,200.

(6)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2012: €24,900; profit-sharing bonus for 2012: €15,600.

In 2012, in addition to the LTI grant for 2012, Executive Board members have already received the LTI grants for the years 2013 to 2015, which are dependent on their uninterrupted tenure as Executive Board member in the years in question. Although these allocations are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years, for the purpose of disclosure in the Compensation Report the grants must be included in the total compensation for Executive Board members for the year in which the grants were allocated pursuant to section 314 of the German Commercial Code. Vesting of a plan tranche is dependent on the respective Executive Board member’s continuous service for the Company in the respective fiscal year. The contracts of Werner Brandt and Gerhard Oswald are currently set to expire in mid-2014, while the contracts of Lars Dalgaard and Luisa Deplazes Delgado are set to expire in mid-2015. As a result, the LTI allocations for the years 2014 to 2015 (for Werner Brandt and Gerhard Oswald) and the LTI allocations for the year 2015 (for Lars Dalgaard and Luisa Deplazes Delgado) had not yet been allocated with legally binding force in 2012.

Assuming uninterrupted service on the Executive Board during the period in question, additional grants for Executive Board members for future years shall be €4,390,000 for each co-CEO and €1,574,800 for each regular Executive Board member, in each of 2013, 2014, and 2015 (except Luisa Deplazes Delgado, who shall receive €1,291,600 for the year 2013). The total compensation for 2012 pursuant to section 314 of the German Commercial Code, in other words, including this additional compensation as well as the long-term compensation tranches granted but not yet earned, amounts to €72,288,800, thereof: Bill McDermott: €21,948,700, Jim Hagemann Snabe €21,415,500, Werner Brandt €5,431,200, Lars Dalgaard €5,524,900, Luisa Deplazes Delgado €3,804,400, Gerhard Oswald €5,421,000, Vishal Sikka €8,743,100.

Assuming 100% target achievement, the amounts the MTI 2011 will pay out in 2014 are as follows:

MTI Target Payouts

€ thousands	MTI 2011 Target Payouts 2014
Bill McDermott (co-CEO)	820.0
Jim Hagemann Snabe (co-CEO)	820.0
Dr. Werner Brandt	495.5
Gerhard Oswald	495.5
Dr. Vishal Sikka	495.5

Total	3,126.5

Part I

Item 6

The share-based payment amounts in 2012 result from the following RSUs under the RSU Milestone Plan 2015.

Share-Based Payment Under RSU Milestone Plan 2015

	Grants for 2012
	Quantity	Grant Value per Unit at Time of Grant	Total Grant Value at Time of Grant
		€	€ thousands
Bill McDermott (co-CEO)	95,414	45.26	4,318.4
Jim Hagemann Snabe (co-CEO)	95,414	45.26	4,318.4
Dr. Werner Brandt	34,226	45.26	1,549.1
Lars Dalgaard (from April 12, 2012)	24,594	47.01	1,156.2
Luisa Deplazes Delgado (from September 1, 2012)	8,332	49.73	414.4
Gerhard Oswald	34,226	45.26	1,549.1
Dr. Vishal Sikka	34,226	45.26	1,549.1

Total	326,432		14,854.7

Total Executive Board Payment in 2011

€ thousands	Fixed Elements		Performance- Related Element	Long-Term Incentive Elements	Total
	Salary	Other(1)	Short-Term Incentive (STI)	Share-Based Payment (SAP SOP 2010)(2)
Bill McDermott (co-CEO)(3)	1,279.9	408.0	3,935.5	950.0	6,573.4
Jim Hagemann Snabe (co-CEO)	1,150.0	107.6	3,271.2	950.0	5,478.8
Dr. Werner Brandt	700.0	29.7	1,979.6	577.0	3,286.3
Gerhard Oswald	700.0	34.5	1,979.6	577.0	3,291.1
Dr. Vishal Sikka(4)	700.0	120.5	2,103.7	577.0	3,501.2
Dr. Angelika Dammann (member until July 8, 2011)(5)	466.7	45.9	1,163.1	384.7	2,060.4

Total	4,996.6	746.2	14,432.7	4,015.7	24,191.2

(1)	Insurance contributions, benefits in kind, expenses for maintenance of two households due to work abroad, reimbursement of legal and tax advice fees, non-recurring payments, use of aircraft, tax.

(2)	Fair value at the time of grant.

(3)	Includes discrete payments arising through application of the fixed exchange-rate clause to the following items: Salary for 2011: €129,900; profit-sharing bonus for 2011: €664,300.

(4)	Includes a discrete payment arising through application of the fixed exchange-rate clause to the following item: Profit-sharing bonus for 2011: €124,100.

(5)

Angelika Dammann’s appointment as member of the Executive Board ended on July 8, 2011. Her contract with SAP AG ended on August 31, 2011. Due to the end of her contract on August 31, 2011, the number of virtual options issued to her in 2011 was reduced. The amount of the Short-Term Incentive includes pro rata temporis amounts of the STI 2011 (€585,000), the MTI 2011 (€330,300), and the MTI 2010 (€247,800).

Part I

Item 6

Share-Based Payment Under SAP SOP 2010 (2011 Grants)

	2011 Grants
	Quantity	Fair Value per Right at Time of Grant	Total Fair Value at Time of Grant
		€	€ thousands
Bill McDermott (co-CEO)	112,426	8.45	950.0
Jim Hagemann Snabe (co-CEO)	112,426	8.45	950.0
Dr. Werner Brandt	68,284	8.45	577.0
Gerhard Oswald	68,284	8.45	577.0
Dr. Vishal Sikka	68,284	8.45	577.0

Total	429,704		3,631.0

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

Members of the Executive Board receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat, or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance.

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

Exceptional retirement pension agreements apply to the following Executive Board members:

•

Prior to May 18, 2012, Bill McDermott and Vishal Sikka had rights to future benefits under the pension plan of SAP America. The pension plan of SAP America was a cash balance plan that on retirement provided either monthly pension payments or a lump sum. The pension became available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provided earlier payment or invalidity benefits. The portion of the SAP America pension plan classified as “Qualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA) was terminated and all account balances were liquidated from the plan on May 18, 2012. Bill McDermott and Vishal Sikka transferred their account balance into their third-party pension accounts.

•

Bill McDermott still has rights to future benefits under the portion of the SAP America pension plan classified as “Non-Qualified Retirement Plan” according to ERISA. The “Non-Qualified” pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits within this plan.

Part I

Item 6

•

SAP also made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions are based on Bill McDermott’s and Vishal Sikka’s payments into this pension plan. Additionally, in view of the close of the SAP America pension plan, SAP adjusted its payments to this non-SAP pension plan. In 2012, SAP paid contributions for Bill McDermott totaling €1,053,600 (2011: €470,800) and for Vishal Sikka totaling €215,300 (2011: €95,700).

•

Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2012, SAP paid contributions totaling €283,400 (2011: €283,800).

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

•

Lars Dalgaard has no entitlements under the pension plan for Executive Board members. SAP made no retirement pension plan contributions to a third-party pension plan with respect to Lars Dalgaard in 2012.

Total Projected Benefit Obligation (PBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands	Bill McDermott (co-CEO)(1)	Dr. Werner Brandt	Luisa Deplazes Delgado (from September 1, 2012)	Gerhard Oswald	Dr. Vishal Sikka(1)	Total
PBO January 1, 2011	1,073.2	1,284.3	n.a.	4,127.4	46.7	6,531.6
Less plan assets market value January 1, 2011	52.6	921.7	n.a.	3,374.9	45.0	4,394.2
Accrued January 1, 2011	1,020.6	362.6	n.a.	752.5	1.7	2,137.4
PBO change in 2011	66.3	215.4	n.a.	358.1	6.4	646.2
Plan assets change in 2011	4.0	209.3	n.a.	436.3	3.5	653.1
PBO December 31, 2011	1,139.5	1,499.7	n.a.	4,485.5	53.1	7,177.8
Less plan assets market value December 31, 2011	56.6	1,131.0	n.a.	3,811.2	48.5	5,047.3
Accrued December 31, 2011	1,082.9	368.7	n.a.	674.3	4.6	2,130.5
PBO change in 2012	–64.4	541.8	55.1	1,231.3	–53.1	1,710.7
Plan assets change in 2012	–56.6	217.0	48.3	383.3	–48.5	543.5
PBO December 31, 2012	1,075.1	2,041.5	55.1	5,716.8	0	8,888.5
Less plan assets market value December 31, 2012	0	1,348.0	48.3	4,194.5	0	5,590.8
Accrued December 31, 2012	1,075.1	693.5	6.8	1,522.3	0	3,297.7

(1)	Prior to May 18, 2012 the qualified portion of the SAP America pension plan was terminated and account balances transferred to third-party pension accounts.

Part I

Item 6

The table below shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2012.

Annual Pension Entitlement

€ thousands	Vested on December 31, 2012	Vested on December 31, 2011
Bill McDermott (co-CEO)(1)	78.1	98.3
Dr. Werner Brandt	88.2	80.6
Luisa Deplazes Delgado (from September 1, 2012)(3)	2.3	n.a.
Gerhard Oswald(2)	259.9	243.7
Dr. Vishal Sikka(1)	n.a.	6.5

(1)

The rights shown here for Bill McDermott and Vishal Sikka refer solely to rights under the SAP America pension plan. Prior to May 18, 2012, the qualified portion of the SAP America, Inc., pension plan was terminated and accounts were transferred to third-party pension accounts.

(2)

Due to the extension of Gerhard Oswald’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2012.

(3)

Due to changes in tax regulations in Germany, for commitments after January 1, 2012, the minimum age to receive pension payments increased to age 62. The value shown for Luisa Deplazes Delgado represents the retirement pension entitlement that she would receive at the age of 62 based on the entitlements vested on December 31, 2012.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.

Postcontractual Noncompete Provisions

During the agreed 12-month postcontractual noncompete period, each Executive Board member receives abstention payments corresponding to 50% of his or her final average contractual compensation as agreed in the respective contract on an individual basis.

The following table presents the net present values of the postcontractual noncompete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2012. Actual postcontractual noncompete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Noncompete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Noncompete Abstention Payment
Bill McDermott (co-CEO)	June 30, 2017	4,165.9
Jim Hagemann Snabe (co-CEO)	June 30, 2017	3,912.9
Dr. Werner Brandt	June 30, 2014	1,898.2
Lars Dalgaard (from April 12, 2012)	April 11, 2015	1,163.4
Luisa Deplazes Delgado (from September 1, 2012)	August 31, 2015	464.6
Gerhard Oswald	June 30, 2014	1,905.3
Dr. Vishal Sikka	December 31, 2017	1,880.9

Total		15,391.2

Part I

Item 6

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP AG will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she has not served SAP as a member of its Executive Board for at least one year or if he or she leaves SAP AG for reasons for which he or she is responsible.

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring, or due to a change of control, SAP AG and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP AG under the German Securities Acquisition and Takeover Act, when SAP AG merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP AG as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an SAP AG Executive Board member is revoked in connection with a change of control.

Postcontractual Noncompete Provisions

Abstention compensation for the postcontractual noncompete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives the monthly basic salary for a further 12 months starting from the date the permanent disability is determined.

Payments to Former Executive Board Members

In 2012, we paid pension benefits of €1,360,000 to Executive Board members who had retired before January 1, 2012 (2011: €1,346,000). At the end of the year, the PBO for former Executive Board members was €30,551,000 (2011: €25,267,000). Plan assets of €26,054,000 are available to service these obligations (2011: €25,788,000).

Executive Board Members’ Long-Term Incentives

Members of the Executive Board hold or held throughout the year share-based payment rights under the RSU Milestone Plan 2015 (which was granted in 2012) as well as the SAP SOP 2010, SOP Performance Plan 2009, and SAP SOP 2007 programs (which were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements section, Note (27).

Part I

Item 6

RSU Milestone Plan 2015

The table below shows Executive Board members’ holdings, on December 31, 2012, of restricted share units issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015.

RSU Milestone Plan 2015

	Year Granted	Holding on January 1, 2012	Grants in 2012		Units Vested	Forfeited Units	Holding on December 31, 2012
		Quantity	Quantity	Remaining Term in Years	Quantity of RSUs	Quantity of RSUs	Quantity of RSUs	Remaining Term in Years
Bill McDermott (co-CEO)	2012	–	95,414	3.98	127,425	–	127,425	3.08
Jim Hagemann Snabe (co-CEO)	2012	–	95,414	3.98	127,425	–	127,425	3.08
Dr. Werner Brandt	2012	–	34,226	3.98	45,709	–	45,709	3.08
Lars Dalgaard (from April 12, 2012)	2012	–	24,594	3.81	32,845	–	32,845	3.08
Luisa Deplazes Delgado (from September 1, 2012)	2012	–	8,332	3.42	11,127	–	11,127	3.08
Gerhard Oswald	2012	–	34,226	3.98	45,709	–	45,709	3.08
Dr. Vishal Sikka	2012	–	34,226	3.98	45,709	–	45,709	3.08

Total		–	326,432		435,950		435,950

The holding on December 31, 2012, reflects the number of RSUs issued in 2012 multiplied by the 133.55% target achievement.

Part I

Item 6

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2012, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 are exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2010	40.80	135,714	5.69	–	–	–	–	135,714	4.69
	2011	48.33	112,426	6.44	–	–	–	–	112,426	5.44
Jim Hagemann Snabe (co-CEO)	2010	40.80	135,714	5.69	–	–	–	–	135,714	4.69
	2011	48.33	112,426	6.44	–	–	–	–	112,426	5.44
Dr. Werner Brandt	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44
Gerhard Oswald	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44
Dr. Vishal Sikka	2010	40.80	82,428	5.69	–	–	–	–	82,428	4.69
	2011	48.33	68,284	6.44	–	–	–	–	68,284	5.44

Total			948,416		–	–	–	–	948,416

Part I

Item 6

SOP Performance Plan 2009

The table below shows the current Executive Board members’ holdings, on December 31, 2012, of virtual share options issued under the SOP Performance Plan 2009.

The strike price for an option varies with the performance of SAP shares over time against the TechPGI index. The gross profit per option is limited to €30.80, corresponding to 110% of the SAP share price on the date of issue.

The issued options have a term of five years and can only be exercised on specified dates after the two-year vesting period. In this case, the options have been exercisable since May 2011.

SOP Performance Plan 2009 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Jim Hagemann Snabe (co-CEO)	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Dr. Werner Brandt	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Gerhard Oswald	2009	variable	102,670	2.35	102,670	60.40	–	–	–	–
Dr. Vishal Sikka(1)	2009	variable	35,588	2.35	35,588	60.40	–	–	–	–

Total			446,268		446,268		–	–	–	–

(1)	The holding was allocated before appointment to the Executive Board in 2010.

The share options had a value of €3.47 per option on their exercise date in 2012.

Part I

Item 6

SAP SOP 2007

The table below shows Executive Board members’ holdings, on December 31, 2012, of virtual share options issued to them under the SAP SOP 2007 plan since its inception, including virtual share options issued to them both during and before their respective membership of the Executive Board.

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

SAP SOP 2007 Virtual Share Options

	Year Granted	Strike Price per Option	Holding on January 1, 2012		Rights Exercised in 2012	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2012
		€	Quantity of Options	Remaining Term in Years	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Dr. Vishal Sikka(1)	2008	35.96	17,571	1.18	17,571	48.43	–	–	–	–

Total			17,571		17,571		–	–	–

(1)	The holding was allocated before appointment to the Executive Board in 2010.

Total Expense for Share-Based Payment

In the report year and the prior year, total expense for the share-based payment plans of Executive Board members was recorded as follows.

Total Expense for Share-Based Payment

€ thousands	2012	2011
Bill McDermott (co-CEO)	16,239.0	1,053.5
Jim Hagemann Snabe (co-CEO)	16,239.0	1,052.9
Dr. Werner Brandt	4,998.1	621.9
Lars Dalgaard (from April 12, 2012)	4,239.6	n.a.
Luisa Deplazes Delgado (from September 1, 2012)	2,795.6	n.a.
Gerhard Oswald	6,417.0	621.9
Dr. Vishal Sikka	6,500.3	652.8

Total	57,428.6	4,003.0

The expense recognition follows the regulations as set under IFRS 2 “Share Based Payments”. Because the RSU Milestone Plan 2015 tranches for 2013 to 2015 were already allocated at the beginning of 2012, a portion of this expense is already included in the expenses for the financial year 2012, even though these future tranches depend on the achievement of specific financial targets in future periods.

Part I

Item 6

Shareholdings and Transactions of Executive Board Members

No member of the Executive Board holds more than 1% of the ordinary shares of SAP AG. Members of the Executive Board held a total of

35,271 SAP shares on December 31, 2012 (2011: 20,569 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2012.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
Bill McDermott (co-CEO)	May 23, 2012	Purchase of ADRs	3,000	US$58.0000
	May 24, 2012	Purchase of ADRs	1,000	US$57.5000
Dr. Werner Brandt	May 24, 2012	Share purchase	2,300	€46.3555
Gerhard Oswald	May 24, 2012	Share purchase	2,112	€46.8892
Jim Hagemann Snabe (co-CEO)	May 24, 2012	Share purchase	4,290	€46.7000
Dr. Vishal Sikka	September 11, 2012	Purchase of ADRs	2,000	US$69.3984

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2012 or the previous year.

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

Part I

Item 6

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on June 4, 2013, the compensation paid to Supervisory Board members in respect of 2012 will be as set out in the table below.

Supervisory Board Members’ Compensation in 2012

	2012				2011
€ thousands	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	60.0	150.0	310.0	100.0	100.0	150.0	350.0
Christiane Kuntz-Mayr (deputy chairperson from May 23, 2012)	67.5	10.0	128.3	205.8	50.0	10.0	100.0	160,0
Pekka Ala-Pietilä	50.0	20.0	100.0	170.0	50.0	30.0	100.0	180.0
Thomas Bamberger (until May 23, 2012)	20.8	6.3	41.7	68.8	50.0	15.0	100.0	165.0
Panagiotis Bissiritsas	50.0	24.2	100.0	174.2	50.0	20.0	100.0	170.0
Prof. Anja Feldmann (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Prof. Dr. Wilhelm Haarmann	50.0	30.0	100.0	180.0	50.0	50.0	100.0	200.0
Margret Klein-Magar (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Peter Koop (until May 23, 2012)	20.8	4.2	41.7	66.7	50.0	20.0	100.0	170.0
Lars Lamadé (deputy chairperson until May 23, 2012)	62.5	10.0	120.8	193.3	70.0	28.3	130.0	228.3
Bernard Liautaud	50.0	16.7	100.0	166.7	50.0	10.0	100.0	160.0
Dr. Gerhard Maier (until May 23, 2012)	20.8	10.4	41.7	72.9	50.0	25.0	100.0	175.0
Dr. h. c. Hartmut Mehdorn	50.0	10.0	100.0	160.0	50.0	10.0	100.0	160.0
Dr. Hans-Bernd Meier (until May 23, 2012)	20.8	0	41.7	62.5	20.8	0	41.7	62.5
Prof. Dr.-Ing. Dr. h.c. Dr.-Ing. E.h. Joachim Milberg (until May 23, 2012)	20.8	18.8	41.7	81.3	50.0	55.0	100.0	205.0
Dr. Kurt Reiner (from May 23, 2012)	33.3	13.3	66.7	113.3	n.a.	n.a.	n.a.	n.a.
Mario Rosa-Bian (from May 23, 2012)	33.3	6.7	66.7	106.7	n.a.	n.a.	n.a.	n.a.
Dr. Erhard Schipporeit	50.0	25.0	100.0	175.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	24.2	100.0	174.2	50.0	30.0	100.0	180.0
Inga Wiele (from May 23, 2012)	33.3	16.7	66.7	116.7	n.a.	n.a.	n.a.	n.a.
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	20.0	100.0	170.0	50.0	10.0	100.0	160.0
Compensation for former Supervisory Board Members	n.a.	n.a.	n.a.	n.a.	33.3	16.7	66.7	116.7

Total	900.8	339.6	1,740.8	2,981.3	874.1	465.0	1,688.3	3,027.5

Part I

Item 6

In addition, we reimburse to members of the Supervisory Board their expenses and the value-added tax payable on their compensation.

The total compensation of all Supervisory Board members in 2012 for work for SAP excluding compensation relating to the office of Supervisory Board member was € 1,083,500 (2011: €1,688,300). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2012 and 2011 respectively.

Supervisory Board member Wilhelm Haarmann is an attorney at the German bar and a partner at HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. Wilhelm Haarmann and HAARMANN Partnerschaftsgesellschaft occasionally advise SAP on particular projects, tax matters, and questions of law. In 2012, the fees for such services totaled €9,400 (2011: €358,800).

Long-Term Incentives for the Supervisory Board

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 121,348,807 SAP shares on December 31, 2012 (December 31, 2011: 121,515,102 SAP shares), representing 9.878% (2011: 9.895%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP AG share capital at the end of 2012 or of the previous year. Members of the Supervisory Board held a total of 121,363,858 SAP shares on December 31, 2012 (December 31, 2011: 121,524,139 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2012:

Transactions in SAP Shares

	Transaction Date	Transaction		Quantity		Unit Price in €
Christiane Kuntz-Mayr	February 15, 2012	Share sale	(1)	7,700		48.6107
Hasso Plattner	November 7, 2012	Share purchase		3,029,994		57.3400
	November 8, 2012	Share sale		3,029,994		56.1600
	November 8, 2012	Share purchase		3,029,994		56.1600
	November 28, 2012	Share sale			(2)		(2)

(1)	Sale of shares in line with the LTI Plan 2000.

(2)

The notifying party (Hasso Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the monthly sale of SAP shares with a fair value of €10,000,000 per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter, for the first time in November 2012 and then again in the months January through November 2013. Price: Targeted is the volume-weighted average (stock market) price of the SAP share on the relevant day of sale. No. of items: Total amount traded divided by the relevant sale price of the sold shares.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2012 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

Part I

Item 6

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ group liability insurance. The current D&O policy does not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code.

EMPLOYEES

Headcount

The following tables set forth the number of employees, measured in full-time equivalents by functional area and by geographic region:

	December 31, 2012				December 31, 2011				December 31, 2010
Full-time equivalents	EMEA(1)	Americas	Asia Pacific Japan	Total	EMEA(1)	Americas	Asia Pacific Japan	Total	EMEA(1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,559	2,628	3,364	10,551	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885
Professional services and other services	7,020	4,399	2,840	14,259	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152
Research and development	8,952	3,672	5,388	18,012	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884
Sales and marketing	5,697	6,220	2,982	14,899	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987
General and administration	2,243	1,383	660	4,286	2,073	1,120	542	3,735	2,053	1,005	518	3,576
Infrastructure	1,286	821	308	2,415	1,182	702	274	2,158	1,135	628	266	2,029
SAP Group (December 31)	29,757	19,123	15,542	64,422	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513
Thereof acquisitions	791	2,987	1,038	4,816	264	49	90	403	1,174	1,975	1,084	4,233
SAP Group (months’ end average)	29,009	17,619	14,506	61,134	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970

(1)	Europe, Middle East, Africa

On December 31, 2012, we had 64,422 full-time equivalent (FTE) employees worldwide (December 31, 2011: 55,765). This represents an increase in headcount of 8,657 FTEs in comparison to 2012. Of the overall headcount increase in 2012, 4,816 resulted from acquisitions. The average number of employees in 2012 was 61,134 (2011: 54,346).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part-time and certain individuals who are employed by SAP but who for various reasons are not currently working are excluded from our figures. Also, temporary employees are not included in the above figures. The number of such temporary employees is not material.

On December 31, 2012, the largest number of SAP employees (46%) were employed in the EMEA region (including 26% in Germany and 20% in other countries in the region), while 30% were employed in the Americas region (including 21% in the United States and 9% in other countries in the region) and 24% in the Asia Pacific Japan (APJ) region.

Because we invested in support and cloud computing in 2012, our support headcount increased in all regions. Our worldwide headcount in the field of software and software-related services grew 18% to 10,551 (2011: 8,963). Professional services and other services counted 14,259 employees at the end of 2012 – an increase of 7% (2011: 13,268). Our R & D headcount saw a relatively strong year-over-year increase of 14% to 18,012 FTEs (2011: 15,861). This growth stemmed from our acquisitions and greater investment in the APJ region. Sales and marketing headcount grew significantly by 26% to 14,899 at the end of the year (2011: 11,780), because we invested very heavily in the sales and marketing of our products and services in 2012 and employed more sales staff in all regions with a strong focus on the emerging markets. Our general and administration headcount rose 15% to 4,286 FTEs at the end of the year (2011: 3,735). Our acquisitions were the main reason for this increase. Our infrastructure employees, who provide IT and facility management services, numbered 2,415 – an increase of 12% (2011: 2,158) that mainly resulted from our acquisitions and investments in our company IT.

Part I

Item 6

In the Americas region, headcount increased by 3,650, or 24%; in the EMEA region, the increase was 2,057, or 7%; and in the APJ region, it was 2,950, or 23%.

Our personnel expense per employee was approximately €119,000 in 2012 (2011: approximately €108,000). This rise in expense is primarily attributable to an increase in salaries and share-based payments prompted by the new plans and significant rise in the share price in 2012. The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people we employed, see the Notes to the Consolidated Financial Statements section, Note (7).

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

In addition, the employees of our subsidiaries SAP Espana S.A., SAP Belgium N.V., SAP Nederland B.V., Sybase Iberia, S.L. and SAP Italia S.p.A. are also represented by works councils. Each of SAP (UK) Limited and SAP Ireland Limited has an employee consultation forum which represents the employees’ interests.

In September 2012 the SAP European Works Council (EWC) was established and held its constituent meeting. The EWC represents all employees of SAP within the European Union. By law and SAP agreement the EWC is entitled to receive information and consult on transnational matters.

SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees – Compensation Report” is disclosed in “Item 7. Major Shareholders and Related-Party Transactions – Major Shareholders.”

SHARE-BASED COMPENSATION PLANS

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directory, Senior Management and Employees – Compensation Report” and Note (27) to our Consolidated Financial Statements.

Part I

Item 7

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally has no way of determining who its shareholders are or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP AG ordinary share. On March 7, 2013, based on information provided by the Depositary there were 47,405,453 ADRs held of record by 1,117 registered holders. The ordinary shares underlying such ADRs represented 3.86% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of March 7, 2013 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

	Ordinary Shares Beneficially Owned
Major Shareholders	Number	% of Outstanding
Dietmar Hopp, collectively(1)	65,273,200	5.313%
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	120,857,498	9.838%
Klaus Tschira, collectively(3)	92,079,595	7.495%
Executive Board Members as a group (7 persons)	35,271	0.003%
Supervisory Board Members as a group (16 persons)	120,872,438	9.839%
Executive Board Members and Supervisory Board Members as a group (23 persons)(4)	120,907,709	9.842%
Options and convertible bonds that are vested and exercisable within 60 days of March 7, 2013, held by Executive Board Members and Supervisory Board Members, collectively	0	n.a.
BlackRock, Inc.(5)	n.a.	>5%

(1)

Represents 65,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbH & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH Verwaltungs-GmbH is the general partner and 61,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 8, 2013.

(2)	Includes Hasso Plattner Förderstiftung GmbH and Hasso Plattner GmbH & Co. Beteiligungs-KG in which Hasso Plattner exercises sole voting and dispositive power.

(3)	Includes Klaus Tschira Stiftung gGmbH and Dr. h. c. Tschira Beteiligungs GmbH & Co. KG in which Klaus Tschira exercises sole voting and dispositive power.

(4)	We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP AG’s ordinary shares as of March 7, 2013.

(5)

As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP’s outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned and has not provided such information.

Part I

Item 7, 8, 9

We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED-PARTY TRANSACTIONS

For further information on related-party transactions see Note (30) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

See “Item 18. Financial Statements” and pages F-1 through  F-99.

OTHER FINANCIAL INFORMATION

Legal Proceedings

We are subject to a variety of legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including claims and lawsuits involving businesses we have acquired. In 2010, we recorded a provision of US$1.3 billion for the TomorrowNow litigation. When the trial judge set aside the 2010 verdict and offered Oracle a remittitur of US$272 million, we subsequently reduced the provision to US$272 million. Oracle did not accept the remittitur; rather, Oracle opted for a second trial. Prior to the second trial, the parties stipulated to a final judgment of US$306 million with each party reserving all appeal rights. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (vs. the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. Consequently, we increased the provision to US$306 million. Although the outcome of such proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of all other matters currently pending against us has had or will have a material adverse effect on our business, financial position, profit or cash flows. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that any litigation which is now pending or which may arise in the future will not have such a material adverse effect on our business, financial position, profit, cash flows or reputation.

See a detailed discussion of our legal proceedings in Note (23) to our Consolidated Financial Statements.

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information –Dividends”.

Significant Changes

Conversion of Legal Form to a European Company – a Societas Europaea

On March 21, 2013 the Supervisory Board of SAP AG approved the proposal of the Executive Board to prepare the conversion of SAP AG into a European Company, otherwise referred to as a Societas Europaea, or SE. This conversion of legal form requires shareholder approval, which is currently scheduled for the Annual General Meeting of the Shareholders in 2014. The Supervisory Board and the Executive Board believe that the planned change of legal form reflects SAP’s position as an internationally-oriented company with European roots. In addition, this legal form offers the possibility to optimize both the corporate governance structure and the work of the corporate bodies of SAP AG. With the conversion into an SE, the shareholders of SAP AG will automatically become shareholders of SAP SE and shareholders’ rights will remain unchanged.

ITEM 9. THE OFFER AND LISTING

GENERAL

Our ordinary shares are officially listed on the Frankfurt Stock Exchange, the Berlin Stock Exchange and the Stuttgart Stock Exchange. The

Part I

Item 9

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

TRADING ON THE FRANKFURT STOCK EXCHANGE AND THE NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per Ordinary Share in €		DAX(1) in points		Price per ADR in US$
	High	Low	High	Low	High	Low
Annual Highs and Lows
2008	39.93	23.45	7,949.11	4,127.41	58.98	29.70
2009	35.26	25.00	6,011.55	3,666.41	52.37	31.69
2010	38.40	31.12	7,077.99	5,434.34	54.08	41.59
2011	45.90	34.26	7,527.64	5,072.33	68.31	48.39
2012	61.43	41.45	7,672.10	5,969.40	81.21	53.25
Quarterly Highs and Lows
2011
First Quarter	44.67	37.45	7,426.81	6,513.84	61.67	48.76
Second Quarter	45.90	41.07	7,527.64	7,026.85	68.31	58.19
Third Quarter	44.02	34.26	7,471.44	5,072.33	64.50	48.71
Fourth Quarter	44.72	36.87	6,346.19	5,216.71	62.72	48.39
2012
First Quarter	54.51	41.45	7,157.82	6,017.23	72.31	53.25
Second Quarter	53.21	44.16	7,056.65	5,969.40	70.97	55.24
Third Quarter	56.69	44.71	7,451.62	6,387.57	72.90	55.50
Fourth Quarter	61.43	52.86	7,672.10	6,950.53	81.21	69.05
Monthly Highs and Lows
2012
July	52.30	44.71	6,774.06	6,387.57	65.11	55.50
August	52.90	51.26	7,089.32	6,606.09	65.66	62.18
September	56.69	52.38	7,451.62	6,932.58	72.90	66.13
October	56.27	52.86	7,437.23	7,173.69	72.90	69.05
November	60.18	55.35	7,405.50	6,950.53	78.43	70.93
December	61.43	60.34	7,672.10	7,435.12	81.21	78.91
2013
January	62.08	57.82	7,857.97	7,675.91	82.40	77.38
February	60.91	58.99	7,833.39	7,581.18	83.57	77.86
March (through March 7, 2013)	63.80	60.35	7,939.77	7,691.68	83.44	78.68

(1)

The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On March 7, 2013, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €63.80 and the closing sales price per ADR on the NYSE was US$83.44, as reported by Reuters.

Part I

Item 10

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Organization and Register

SAP AG is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (Aktiengesetz). SAP AG is registered in the Commercial Register (Handelsregister) at the Lower Court of Mannheim, Germany, under the entry number “HRB 350269.” SAP AG publishes its official notices in the Federal Gazette (www.bundesanzeiger.de).

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

The Supervisory Board, based on a recommendation by its Audit Committee, provides its proposal for the election of the external independent auditor to the Annual General Meeting of Shareholders. The Supervisory Board is also responsible for monitoring the auditor’s independence, a task it has delegated to its audit committee.

Part I

Item 10

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

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee proposes the appointment of the external independent auditor to the Supervisory Board, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence. SAP’s Corporate Audit (CA), SAP’s Global Compliance Office (GCO) and SAP’s Risk Management Office

Part I

Item 10

(RMO) report upon request or at the occurrence of certain findings, but in any case at least once a year (GCO and RMO) or twice a year (CA), directly to the Audit Committee.

The Audit Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our external independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details. Furthermore the Audit Committee monitors the effectiveness of our internal risk management and other monitoring processes that are or need to be established.

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

Part I

Item 10

The Executive Board and the Supervisory Board must cooperate closely for the benefit of the Company. Without being asked, the Executive Board must provide to the Supervisory Board regular, prompt and comprehensive information about all of the essential issues affecting the SAP Group’s business progress and its potential business risks. Furthermore, the Executive Board must maintain regular contact with the chairperson of the Supervisory Board. The Executive Board must inform the chairperson of the Supervisory Board promptly about exceptional events that are of significance to SAP’s business. The Supervisory Board chairperson must inform the Supervisory Board accordingly.

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. Currently, SAP AG’s Executive Board is currently comprised of seven members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the remuneration of Executive Board members.

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

Pursuant to Sec. 289a of the German Commercial Code (Handelsgesetzbuch) the Executive Board of publicly listed companies like SAP AG are required to issue a corporate governance statement (Erklärung zur Unternehmensführung) every year together with its annual financial statements. Companies are free to include the corporate governance declaration in their management report or publish the declaration on their website. SAP has chosen to publish the declaration on its website under (http://www.sap.com/corporate-en/investors/governance/index.epx). As stipulated by law the declaration comprises the declaration of compliance with the recommendations of the GCGC pursuant to Sec. 161 of the German Stock Corporation Act, relevant disclosures of the

Part I

Item 10

company’s corporate governance practices such as ethical, work and welfare standards, and a description of the Executive Board and Supervisory Board’s rules of procedure as well as information on the composition and rules of procedure of their sub-committees.

The Global Managing Board

In May 2012, SAP created a Global Managing Board in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. It has advisory and decision-supporting functions for the Executive Board and comprises all Executive Board members as well as Robert Enslin and Bob Calderoni.

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

At the Annual General Meeting of Shareholders, the shareholders are asked, among other things, to formally approve the actions taken by the Executive Board and the Supervisory Board in the preceding fiscal year, to approve the appropriation of the corporation’s distributable profits and to appoint an external independent auditor. Shareholder representatives of the Supervisory Board are generally elected at the Annual General Meeting of Shareholders for a term of approximately five years. Shareholders may also be asked to grant authorization to repurchase treasury shares, to resolve on measures to raise or reduce the capital of the Company or to ratify amendments of our Articles of Incorporation. The

Annual General Meeting of Shareholders can make management decisions only if requested to do so by the Executive Board.

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

Part I

Item 10

opt out the German Securities Acquisition and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). SAP AG has not made use of this option.

CHANGE IN SHARE CAPITAL

Under German law, the capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including stock option plans for Executive Board members or employees and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by at least 75% of the share capital represented and by the simple majority of the votes cast at the General Meeting of Shareholders in which the increase is proposed, and requires an amendment to the Articles of Incorporation.

The share capital may be reduced by an amendment to the Articles of Incorporation approved by at least 75% of the share capital represented and by the simple majority of the votes cast at the General Meeting of Shareholders. In addition, the Executive Board of SAP AG is allowed to authorize a reduction of the company’s capital stock by canceling a defined number of repurchased treasury shares if this repurchasing and the subsequent reduction have already been approved by the General Meeting of Shareholders.

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

Voting Rights

Each ordinary SAP AG share represents one vote. Cumulative voting is not permitted under German law. A corporation’s articles of incorporation may stipulate a majority necessary to pass a shareholders’ resolution differing from the majority provided by law, unless the law does not mandatorily require a certain majority. Section 21 (1) of SAP AG’s Articles of Incorporation provides that resolutions may be passed at the General Meeting of Shareholders by the majority as provided by law. This means that resolutions may be passed by a majority of 50% plus one vote of votes cast (simple majority), unless the law provides or requires a higher majority. German law requires that the following matters, among others, be approved by at least 75% of the share capital represented and by the simple majority of the votes cast at the General Meeting of Shareholders in which the matter is proposed:

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

Part I

Item 10

candidates who received the largest number of votes. If the second ballot is tied, the election shall be determined by drawing lots.

Dividend Rights

See “Item 3. Key Information – Dividends.”

Preemptive Rights

Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by at least 75% of the share capital represented and by the simple majority of the votes cast at the General Meeting of Shareholders) or by the Executive Board authorized by such shareholders’ resolutions and subject to the consent of the Supervisory Board.

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

Part I

Item 10

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

German Taxation

The summary set out below is based on German tax laws, interpretations thereof and applicable tax treaties to which Germany is a party and that are in force at the date of this report; it is subject to any changes in such authority occurring after that date, potentially with retroactive effect, that could result in German tax consequences different from those discussed below. This discussion is also based, in part, on representations of the Depositary and assumes that each obligation of the Deposit Agreement and any related agreements will be performed in accordance with its terms. For additional information on the Depository and the fees associated with SAP’s ADR program see “Item 12. Description of Securities Other Than Equity Securities – American Depository Shares.”

For purposes of applying German tax law and the applicable tax treaties to which Germany is a party, a holder of ADRs will generally be treated as owning the ordinary shares represented thereby.

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by a company is generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% (effectively 1.375% of dividends before withholding tax), resulting in an aggregate withholding tax rate from dividends of 26.375%. Non-resident corporate shareholders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surtax). This does not preclude a further reduction of withholding tax, if any, available under a relevant tax treaty.

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

Part I

Item 10

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

An IT-supported quick-refund procedure is available for dividends received (the “Data Medium Procedure – DMP”). If the U.S. Holder’s bank or broker elects to participate in the DMP, it will perform administrative functions necessary to claim the Treaty refund for the beneficiaries. The refund beneficiaries must confirm to the DMP participant that they meet the conditions of the Treaty provisions and that they authorize the DMP participant to file applications and receive notices and payments on their behalf. Further each refund beneficiary must confirm that (i) it is the beneficial owner of the dividends received; (ii) it is resident in the U.S. in the meaning of the Treaty; (iii) it does not have its domicile, residence or place of management in Germany; (iv) the dividends received do not form part of a permanent establishment or fixed base in Germany; and (v) it commits, due to its participation in the DMP, not to claim separately for refund.

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

German Taxation of Capital Gains

Under German income tax law, a capital gain derived from the sale or other disposition of ADRs or ordinary shares by a non-resident shareholder is subject to income tax in Germany only if such non-resident shareholder has held, directly or indirectly, ADRs or ordinary shares representing 1% or more of the registered share capital of a company at any time during the five-year period immediately preceding the sale or other disposition.

However, a U.S. Holder of ADRs or ordinary shares that qualifies for benefits under the Treaty is not subject to German income or corporate income tax on the capital gain derived from the sale or other disposition of ADRs or ordinary shares.

German Gift and Inheritance Tax

Generally, a transfer of ADRs or ordinary shares by a shareholder at death or by way of gift will be

Part I

Item 10

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

Part I

Item 10

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

Dividends paid by SAP AG generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP AG to an individual after December 31, 2002 are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 15% if received prior to January 1, 2013 and 20% afterwards, if SAP AG was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2012 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2013 tax year. Beginning on January 1, 2013, dividend income may also be subject to tax on net investment income at a rate of 3.8%.

U.S. Taxation of Capital Gains

In general, assuming that SAP AG at no time is a PFIC, upon a sale or exchange of ordinary shares to a person other than SAP AG, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the ordinary shares. Such gain or loss will be a capital gain or loss and will be considered a long-term capital gain (taxable at a reduced rate for individuals) if the ordinary shares were held for more than one year. Beginning on January 1, 2013, capital gains may also be subject to tax on net investment income at a rate of 3.8%. The deductibility of capital losses is subject to significant limitations. Upon a sale of ordinary shares to SAP AG, a U.S. Holder may recognize a capital gain or loss or, alternatively, may be considered to have received a distribution with

Part I

Item 10

respect to the ordinary shares, in each case depending upon the application to such sale of the rules of Section 302 of the Code.

Deposit and withdrawal of ordinary shares in exchange for ADRs by a U.S. Holder will not result in its realization of gain or loss for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service and will be subject to backup withholding taxes (currently imposed at a 28% rate) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

Backup withholding is not an additional tax and any amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Shareholders may be subject to other U.S. information reporting requirements and should consult their own tax advisors for application of these reporting requirements to their own facts and circumstances.

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

Part I

Item 10, 11, 12

The preceding description is a summary of the Agreement and Plan of Merger and is qualified in its entirety by the Agreement and Plan of Merger which is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by SuccessFactors on December 5, 2011.

Ariba, Inc.

Pursuant to the Agreement and Plan of Merger, dated as of May 22, 2012 by and among Ariba, Inc., SAP America, Inc. and Angel Expansion Corporation, (the “Merger Agreement”), on October 1, 2012 SAP America acquired Ariba, the leading cloud-based business commerce network, for US$45.00 per share, representing an enterprise value of approximately US$4.3 billion. The acquisition combines Ariba’s successful buyer-seller collaboration network with SAP’s broad customer base and deep business process expertise to create new models for business-to-business collaboration in the cloud. The transaction was funded from SAP’s free cash and a €2.4 billion term loan facility.

The preceding description is a summary of the Merger Agreement and is qualified in its entirety by the Merger Agreement which is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Ariba, Inc. on May 22, 2012.

See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Disclosures”, for information on our credit facilities.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various financial risks, such as market risks, including changes in foreign currency exchange rates, interest rates and equity prices, as well as credit risk and liquidity risk. We manage these risks on a Group-wide basis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction. Financial risk management is done centrally. See Notes (24), (25) and (26) to our Consolidated Financial Statements for our quantitative and qualitative disclosures about market risk.

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

Part I

Item 12

•

a maximum aggregate service fee of US$2.00 per 100 ADSs (or portion thereof) per calendar year to the Depositary for the services performed by the Depositary in administering the ADR program, including for processing any cash dividends and other cash distributions; and

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

Fees and Other Payments Payable by the Depositary to SAP

The Depositary has agreed to make certain payments to SAP as reimbursement for expenses incurred by SAP in connection with its ADR program and in support of SAP’s ongoing investor relations activities related to the ADR program. For the year ended December 31, 2012, the Depositary has made direct and indirect payments to SAP of US$2,632,581.79 for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, 2012 NYSE listing fees, road shows, production of investor targeting, peer analysis, shareholder identification reports and perception studies, postage for mailing annual and interim reports and other communications to ADR holders and participation in retail investor activities, broker conferences, SAP sponsored analyst events and capital markets days.

Part II

Item 13, 14, 15, 16, 16A

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s co-chief executive officers (Co-CEOs) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s Co-CEOs and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2012. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s Co-CEOs and CFO. Based on the foregoing, SAP’s management, including SAP’s Co-CEOs and CFO, concluded that as of December 31, 2012, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.”

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

KPMG, our independent registered public accounting firm has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting, which is included in Item 18. Financial Statements, “Report of Independent Registered Public Accounting Firm.”

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Erhard Schipporeit is an “audit committee

Part II

Item 16A, 16B, 16C

financial expert”, as defined by the regulations of the Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002 and meeting the requirements of Item 16A. He is “independent”, as such term is defined in Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments), managers and the members of SAP’s Executive Board (including our CEOs and CFO). Our Code of Business Conduct constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. Our Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, and avoiding anti-competitive practices. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets at least these minimum standards, but may also include additional or more stringent rules of conduct. Newly acquired companies also are required to meet the minimum standards set forth in the Code of Business Conduct. Effective February 2012, SAP amended its Code of Business Conduct to address certain changes in bribery laws, and to update the intellectual property and non-retaliation provisions. We have made our amended Code of Business Conduct publicly available by posting the full text on our Web site under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

Refer to Note (31) to our Consolidated Financial Statements for information on fees billed by our independent registered public accounting firm, KPMG, for audit services and other professional services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

As required under German law, our shareholders appoint our external independent auditors to audit our financial statements, based on a proposal that is legally required to be submitted by the Supervisory Board. The Supervisory Board’s proposal is based on a proposal by the Audit Committee. See also the description in “Item 10. Additional Information – Corporate Governance.”

In 2002 our Audit Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our external independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended and expanded in 2003, 2007 and 2009 (changes in 2009 only related to information requirements). The policy requires prior approval of the Audit Committee for all services to be provided by our external independent auditors for any entity of the SAP Group. With regard to non-audit services the policy distinguishes among three categories of services:

•

(i) “Prohibited services:” This category includes services that our external independent auditors must not be engaged to perform. These are services that are not permitted by applicable law or that would be inconsistent with maintaining the auditors’ independence.

•

(ii) “Services requiring universal approval:” Services of this category may be provided by our external independent auditors up to a certain aggregate amount in fees per year that is determined by the Audit Committee.

•

(iii) “Services requiring individual approval:” Services of this category may only be provided by our external independent auditors if they have been individually (specifically) pre-approved by the Audit Committee or an Audit Committee member who is authorized by the Audit Committee to make such approvals.

Our Chief Accounting Officer or individuals empowered by him review all individual requests to engage our external independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the determination of the category the request is

Part II

Item 16C, 16D

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

Our Audit Committee’s pre-approval policies also include information requirements to ensure the Audit Committee is kept aware of the volume of engagements involving our external independent auditors that were not individually pre-approved by the Audit Committee itself.

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

We rely on this exemption. Our Audit Committee includes two members who are non-executive employees of SAP AG, Inga Wiele and Stefan Schulz, who were named to our Supervisory Board pursuant to the German Co-determination Act (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that the reliance on this exemption does not materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

Part II

Item 16E, 16F, 16G

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any ADRs in 2012. The following table sets out information concerning repurchases of our ordinary shares, which we mainly use to serve our employee discount stock purchase programs, Long-Term Incentive Plans, Stock Option Plans and other such plans. The maximum number of shares that we were authorized to repurchase under these plans and programs as of December 31, 2012 was 86,515,907.

Period	(a)Total Number of Shares Purchased	(b)Average Price Paid per Share (in €)	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d)Maximum Number of Shares that May Yet Be Purchased Under these Plans and Programs
January 1/1/12 – 1/31/12	190,000	45.74	190,000	85,082,342
February 2/1/12 – 2/28/12	910,000	48.64	910,000	85,184,921
March 3/1/12 – 3/31/12	0	–	0	85,213,701
April 4/1/12 – 4/30/12	0	–	0	85,246,300
May 5/1/12 – 5/31/12	0	–	0	85,280,215
June 6/1/12 – 6/30/12	0	–	0	86,225,823
July 7/1/12 – 7/31/12	0	–	0	86,258,552
August 8/1/12 – 8/31/12	0	–	0	86,289,354
September 9/1/12 – 9/30/12	0	–	0	86,413,029
October 10/1/12 – 10/31/12	0	–	0	86,443,467
November 11/1/12 – 11/30/12	0	–	0	86,472,799
December 12/1/12 – 12/31/12	0	–	0	86,515,907

Total	1,100,000	48.14	1,100,000

Purchases between January 1, 2012 and December 31, 2012 were made in accordance with the authorization to acquire and use treasury shares granted at the Annual General Meeting of Shareholders on June 8 2010, pursuant to which the Executive Board was authorized to acquire, on or before June 30, 2013, up to 120 million shares of SAP. The authorization from June 8, 2010 replaced the authorization from May 19, 2009.

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

Part II

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP has disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis since 2003. Declarations from 2007 forward are available on the SAP website (http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx).

SIGNIFICANT DIFFERENCES

We believe the following to be the significant differences between German corporate governance practices, as SAP has implemented them, and those applicable to domestic companies under the NYSE Rules.

GERMAN STOCK CORPORATIONS ARE REQUIRED TO HAVE A TWO-TIER BOARD SYSTEM

SAP is governed by three separate bodies: (i) the Supervisory Board, which counsels, supervises and controls the Executive Board; (ii) the Executive Board, which is responsible for the management of SAP; and (iii) the General Meeting of Shareholders. The rules applicable to these governing bodies are defined by German law and by SAP’s Articles of Incorporation. This corporate structure differs from the unitary board of directors established by the relevant laws of all U.S. states and the NYSE Rules. Under the German Stock Corporation Act, the Supervisory Board and Executive Board are separate and no individual may be a member of both boards. See “Item 10. Additional Information – Corporate Governance” for additional information on the corporate structure.

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

Part II

Item 16G

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

AUDIT COMMITTEE INDEPENDENCE

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairman of SAP’s Audit Committee and Prof. Dr. Klaus Wucherer meet the independence requirements of Rule 10A-3 of the Exchange Act. The other two Audit Committee members, Inga Wiele and Stefan Schulz, are employee representatives who are eligible for the exemption provided by Rule 10 A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

The Audit Committee independence requirements are similar to the Board independence requirements under German corporate law and GCGC. See the section above under “Director Independence Rules.” Nonetheless, SAP meets the NYSE Rules on audit committee independence applicable to foreign private issuers.

RULES ON NON-MANAGEMENT BOARD MEETINGS ARE DIFFERENT

Section 303 A.03 of the NYSE Rules stipulates that the non-management board of each listed issuer must meet at regularly scheduled executive sessions without the management. Under German corporate law and the GCGC the Supervisory Board is entitled but not required to exclude Executive Board members from its meetings. The Supervisory Board exercises this right generally during its meetings.

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

Part II

Item 16G

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

Part III

Item 17, 18, 19

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidate Financial Statements are included herein on pages F-1 through F-99.

The following are filed as part of this report:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Financial Statements

•	Consolidated Income Statements for the years ended 2012, 2011, and 2010.
•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Financial Position as of December 31, 2012 and 2011.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

•	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP AG, as amended effective November 20, 2012 (English translation).

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

4.1.2	Amended and Restated Deposit Agreement dated as of November 25, 2009 among SAP AG, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(2)

4.8	Agreement and Plan of Merger dated December 3, 2011 by and among SAP America, Inc., Saturn Expansion Corporation, SAP AG and SuccessFactors, Inc.(3)

4.9	Agreement and Plan of Merger dated May 22, 2012 by and among Ariba, Inc., SAP America, Inc. and Angel Expansion Corporation(4)

8	For a list of our subsidiaries see Note (33) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.3	Certification of Werner Brandt, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

Part III

Item 19

13.1	Certification of Bill McDermott, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.3	Certification of Werner Brandt, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 2.1 of SAP AG’s Annual Report on Form 20-F filed on March 22, 2006.

(2)	Incorporated by reference to Exhibit 99(A) of Post Effective Amendment #1 to SAP AG’s Registration Statement on Form F-6 filed on November 25, 2009.

(3)	Incorporated by reference to Exhibit 2.1 to SuccessFactors, Inc.’s Current Report on Form 8-K filed on December 5, 2011.

(4)	Incorporated by reference to Exhibit 2.1 to Ariba, Inc.’s Current Report on Form 8-K filed on May 22, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP AG (Registrant)

By: /s/ BILL MCDERMOTT
Name: Bill McDermott Title: Co-Chief Executive Officer

Dated: March 21, 2013

By: /s/ JIM HAGEMANN SNABE
Name: Jim Hagemann Snabe Title: Co-Chief Executive Officer

Dated: March 21, 2013

By: /s/ WERNER BRANDT
Name: Dr. Werner Brandt Title: Chief Financial Officer

Dated: March 21, 2013

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited the accompanying consolidated statements of financial position of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited SAP’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

February 21, 2013

SAP AG AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the years ended December 31,

	Note	(Unaudited) 2012(1)	2012	2011	2010
		US$	€	€	€
		millions, unless otherwise stated
Software		6,142	4,658	4,107	3,410
Cloud subscriptions and support		356	270	18	14
Software and cloud subscriptions		6,498	4,928	4,125	3,424
Support		10,861	8,237	7,194	6,370
Software and software-related service revenue		17,359	13,165	11,319	9,794
Consulting		3,220	2,442	2,341	2,197
Other services		812	616	573	473
Professional services and other service revenue		4,032	3,058	2,914	2,670
Total revenue	(5)	21,392	16,223	14,233	12,464
Cost of software and software-related services		–3,364	–2,551	–2,107	–1,823
Cost of professional services and other services		–3,315	–2,514	–2,248	–2,071
Total cost of revenue		–6,679	–5,065	–4,355	–3,894
Gross profit		14,713	11,158	9,878	8,570
Research and development		–2,971	–2,253	–1,939	–1,729
Sales and marketing		–5,152	–3,907	–3,081	–2,645
General and administration		–1,249	–947	–715	–636
Restructuring		–11	–8	–4	3
TomorrowNow litigation	(23)	0	0	717	–981
Other operating income/expense, net	(6)	30	23	25	9
Total operating expenses		–16,032	–12,158	–9,352	–9,873
Operating profit		5,360	4,065	4,881	2,591
Other non-operating income/expense, net	(8)	–228	–173	–75	–186
Finance income		141	107	123	73
Finance costs TomorrowNow litigation		–1	–1	8	–12
Other finance costs		–229	–174	–169	–128
Finance costs		–231	–175	–161	–140
Financial income, net	(9)	–90	–68	–38	–67
Profit before tax		5,042	3,824	4,768	2,338
Income tax TomorrowNow litigation		0	0	–281	377
Other income tax expense		–1,319	–1,000	–1,048	–902
Income tax expense	(10)	–1,319	–1,000	–1,329	–525
Profit after tax		3,722	2,823	3,439	1,813
Profit attributable to non-controlling interests		0	0	1	2
Profit attributable to owners of parent		3,722	2,823	3,438	1,811
Basic earnings per share, in €	(11)	3.13	2.37	2.89	1.52
Diluted earnings per share, in €	(11)	3.12	2.37	2.89	1.52

(1)

The 2012 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3186 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2012.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the years ended December 31,

	Notes	2012	2011	2010
	€ millions
Profit after tax		2,823	3,439	1,813
Items that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit pension plans	(18)	–12	–12	–39
Income tax relating to items that will not be reclassified	(10)	4	5	18
Other comprehensive income after tax for items that will not be reclassified to profit or loss		–8	–7	–21
Items that will be reclassified subsequently to profit or loss	(20)
Exchange differences on translations		–214	106	193
Available-for-sale financial assets	(26)	13	–7	3
Cash flow hedges	(25)	63	–1	–21
Income tax relating to items that will be reclassified	(10)	–20	7	0
Other comprehensive income after tax for items that will be reclassified to profit or loss		–157	105	175
Other comprehensive income net of tax		–165	98	154
Total comprehensive income		2,658	3,537	1,967
attributable to owners of parent		2,658	3,536	1,965
attributable to non-controlling interests		0	1	2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31,

	Note	(Unaudited) 2012(1)	2012	2011
		US$	€	€
	millions
Cash and cash equivalents		3,266	2,477	4,965
Other financial assets	(12)	203	154	817
Trade and other receivables	(13)	5,165	3,917	3,493
Other non-financial assets	(14)	388	294	187
Tax assets		206	156	207
Total current assets		9,228	6,998	9,669
Goodwill	(15)	17,503	13,274	8,711
Intangible assets	(15)	4,264	3,234	2,024
Property, plant, and equipment	(16)	2,252	1,708	1,551
Other financial assets	(12)	835	633	538
Trade and other receivables	(13)	116	88	84
Other non-financial assets	(14)	90	68	39
Tax assets		224	170	146
Deferred tax assets	(10)	870	660	465
Total non-current assets		26,156	19,836	13,558
Total assets		35,385	26,835	23,227

Trade and other payables	(17)	1,147	870	937
Tax liabilities		674	511	409
Financial liabilities	(17)	1,058	802	1,331
Other non-financial liabilities	(17)	2,817	2,136	1,981
Provision TomorrowNow litigation	(23)	309	234	231
Other provisions		926	702	331
Provisions	(18)	1,234	936	562
Deferred income	(19)	1,828	1,386	1,046
Total current liabilities		8,757	6,641	6,266
Trade and other payables	(17)	83	63	43
Tax liabilities		512	388	408
Financial liabilities	(17)	5,862	4,446	2,925
Other non-financial liabilities	(17)	129	98	92
Provisions	(18)	518	393	268
Deferred tax liabilities	(10)	757	574	474
Deferred income	(19)	82	62	44
Total non-current liabilities		7,942	6,023	4,254
Total liabilities		16,699	12,664	10,520
Issued capital		1,621	1,229	1,228
Share premium		649	492	419
Retained earnings		18,425	13,973	12,466
Other components of equity		–256	–194	–37
Treasury shares		–1,763	–1,337	–1,377
Equity attributable to owners of parent		18,675	14,163	12,699
Non-controlling interests		11	8	8
Total equity	(20)	18,686	14,171	12,707
Equity and liabilities		35,385	26,835	23,227

(1)

The 2012 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3186 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2012.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

as at December 31,

	Equity Attributable to Owners of Parent
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total	Non- Controlling Interests	Total Equity
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges
					€ millions
Note reference	(20)	(20)	(20)	Statement of Comprehensive Income			(20)
January 1, 2010	1,226	317	8,571	–319	13	–11	–1,320	8,477	14	8,491
Profit after tax			1,811					1,811	2	1,813
Other comprehensive income			–21	188	3	–16		154		154
Comprehensive income	0	0	1,790	188	3	–16	0	1,965	2	1,967
Share-based payments		2						2		2
Dividends			–594					–594		–594
Issuance of shares under share-based payments	1	23						24		24
Purchase of treasury shares							–220	–220		–220
Reissuance of treasury shares under share-based payments		–5					158	153		153
Other								0	1	1

December 31, 2010	1,227	337	9,767	–131	16	–27	–1,382	9,807	17	9,824
Profit after tax			3,438					3,438	1	3,439
Other comprehensive income			–7	112	–7	0		98		98
Comprehensive income	0	0	3,431	112	–7	0	0	3,536	1	3,537
Share-based payments		9						9		9
Dividends			–713					–713		–713
Issuance of shares under share-based payments	1	46						47		47
Purchase of treasury shares							–246	–246		–246
Reissuance of treasury shares under share-based payments		27					251	278		278
Change in non-controlling interests			–19					–19	–10	–29

December 31, 2011	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			2,823					2,823	0	2,823
Other comprehensive income			–8	–217	13	47		–165		–165
Comprehensive income	0	0	2,815	–217	13	47	0	2,658	0	2,658
Share-based payments		41						41		41
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments	1	14						15		15
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		18					93	111		111
Other			2					2	0	2

December 31, 2012	1,229	492	13,973	–236	22	20	–1,337	14,163	8	14,171

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

as at December 31,

	Notes	(Unaudited) 2012(1)	2012	2011	2010
		US$	€	€	€
		millions
Profit after tax		3,722	2,823	3,439	1,813
Adjustments to reconcile profit after taxes to net cash flow provided by operating activities:
Depreciation and amortization	(15),(16)	1,138	863	724	534
Income tax expense	(10)	1,319	1,000	1,329	525
Financial income, net	(9)	90	68	38	67
Decrease/increase in sales and bad debt allowances on trade receivables		–33	–25	–18	–49
Other adjustments for non-cash items		41	31	14	29
Decrease/increase in trade and other receivables		–393	–298	–426	–123
Decrease/increase in other assets		–45	–34	–59	–122
Decrease/increase in trade payables, provisions, and other liabilities		538	408	–380	1,116
Decrease/increase in deferred income		203	154	121	66
Cash outflows due to TomorrowNow litigation	(23)	9	7	–52	–102
Interest paid		–218	–165	–139	–66
Interest received		121	92	92	52
Income taxes paid, net of refunds		–1,453	–1,102	–908	–818
Net cash flows from operating activities		5,040	3,822	3,775	2,922
Business combinations, net of cash and cash equivalents acquired	(4)	–8,036	–6,094	–188	–4,194
Purchase of intangible assets and property, plant, and equipment		–713	–541	–445	–334
Proceeds from sales of intangible assets or property, plant, and equipment		51	39	55	44
Purchase of equity or debt instruments of other entities		–1,348	–1,022	–2,046	–842
Proceeds from sales of equity or debt instruments of other entities		2,181	1,654	1,398	1,332
Net cash flows from investing activities		–7,864	–5,964	–1,226	–3,994
Purchase of non-controlling interests		0	0	–28	0
Dividends paid	(21)	–1,727	–1,310	–713	–594
Purchase of treasury shares	(21)	–70	–53	–246	–220
Proceeds from reissuance of treasury shares		119	90	251	127
Proceeds from issuing shares (share-based payments)		20	15	46	23
Proceeds from borrowings		7,619	5,778	519	5,380
Repayments of borrowings		–6,216	–4,714	–1,005	–2,196
Net cash flows from financing activities		–256	–194	–1,176	2,520
Effect of foreign currency exchange rates on cash and cash equivalents		–200	–152	74	186
Net decrease/increase in cash and cash equivalents		–3,281	–2,488	1,447	1,634
Cash and cash equivalents at the beginning of the period	(21)	6,547	4,965	3,518	1,884
Cash and cash equivalents at the end of the period	(21)	3,266	2,477	4,965	3,518

(1)

The 2012 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3186 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2012.

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

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2012. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 21, 2013, for submission to our Supervisory Board.

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

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2010	21	182	203
Additions	4	9	13
Disposals	–2	–15	–17
December 31, 2011	23	176	199
Additions	4	92	96
Disposals	–5	–23	–28
December 31, 2012	22	245	267

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to sales, mergers, and liquidations of consolidated or acquired legal entities.

In 2012, we acquired SuccessFactors (in February 2012) and Ariba (in October 2012), which are both individually significant to some positions in our financial statements and may affect comparability of our 2012 Consolidated Financial Statements with our 2011 and 2010 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

(3)	Summary of Significant Accounting Policies

(3a)	Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•

Derivative financial instruments, available-for-sale financial assets (except for investments in certain equity instruments without a quoted market price), and liabilities for cash-settled share-based payments are measured at fair value.

•	Foreign exchange receivables and payables are translated at period-end exchange rates.

•	Post-employment benefits are measured according to IAS 19 (Employee Benefits) as described in Note (18a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases is disclosed in the Notes specific to that asset or liability.

(3b)	Relevant Accounting Policies

Reclassifications

We have reclassified certain revenue items in our consolidated income statements to provide additional transparency into our revenues from software and software-related services, particularly with respect to revenue generated from cloud subscription and support. Revenue from cloud subscriptions and related support are no longer included in the line item Subscription and other software-related service revenue, but are presented as a separate line item within Software and software-related service revenue. We also present a separate subtotal for software and cloud subscription revenue within the line item Software and software-related service revenue. Additionally we have split up revenues from multi-year licensing arrangements and all other revenues thus far included in the Subscription and other software-related service revenue into their software portion and support portion and reclassified them accordingly to the Software revenue line item (2011: €136 million; 2010: €145 million) and Support revenue line item (2011: €227 million; 2010: €237 million) respectively. As a consequence of this reclassification, the Subscription and other software-related service revenue line item no longer exists. Comparative amounts for prior periods presented have been reclassified accordingly to conform with the current presentation.

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method as at the closing date, which is the date on which the acquirer obtains control of the acquiree. The consideration transferred in an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of transfer of control. Settlements of preexisting relationships are not included in the consideration transferred. Such amounts are recognized in profit and loss. Identifiable assets acquired and liabilities assumed in a business combination (including contingent consideration) are measured at their acquisition-date fair values. Changes in contingent consideration classified as a liability at the acquisition date are recognized in profit and loss provided they do not occur during the measurement period. We decide on a transaction-by-transaction basis whether to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Where a business combination is achieved in stages, SAP recognizes the gain or loss from remeasuring the equity interest to fair value in finance income. Acquisition-related costs are accounted as expense in the periods in which the costs are incurred and the services are received, with the expense being classified as General and administration expense.

The excess of the consideration transferred in a business combination over the fair value of the identifiable net assets acquired is recorded as goodwill.

With respect to at-equity investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Foreign Currencies

Assets and liabilities of our foreign subsidiaries that use a functional currency other than the euro are translated at the closing rate at the date of the Statement of Financial Position. Income and expenses are translated at average rates of exchange computed on a monthly basis. All resulting exchange differences are recognized in other comprehensive income. Exchange differences from monetary items denominated in foreign currency transactions that are part of a long-term investment (that is, settlement is neither planned nor likely to occur in the foreseeable future) are also included in other comprehensive income. When a foreign operation is disposed of, liquidated, or abandoned, the foreign currency translation adjustments applicable to that entity are reclassified from other comprehensive income to profit or loss.

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

Operating cash flows of foreign subsidiaries are translated into euros using average rates of exchange computed on a monthly basis. Investing and financing cash flows of foreign subsidiaries are translated into euros using the exchange rates in effect at the time of the respective transaction. The effect of exchange rate changes on cash is reported in a separate line item in the Consolidated Statements of Cash Flows.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition are treated as assets and liabilities of the foreign operation and translated at the respective closing rates.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

		Closing Rate as at December 31		Annual Average Exchange Rate
Equivalent to €1		2012	2011	2012	2011	2010
U.S. dollar	USD	1.3194	1.2939	1.2862	1.3863	1.3201
Pound sterling	GBP	0.8161	0.8353	0.8104	0.8656	0.8570
Japanese yen	JPY	113.61	100.20	103.05	110.17	115.07
Swiss franc	CHF	1.2072	1.2156	1.2055	1.2299	1.3699
Canadian dollar	CAD	1.3137	1.3215	1.2843	1.3739	1.3583
Australian dollar	AUD	1.2712	1.2723	1.2419	1.3436	1.4198

Revenue Recognition

We derive our revenue from fees charged to our customers for (a) licenses to our on-premise software products, (b) the use of our hosted cloud subscription software offerings and (c) support, consulting, development, training, and other services. The majority of our software arrangements include support services, and many also include professional services and other elements.

Software and software-related service revenue, as shown in our Consolidated Income Statements, is the sum of our Software revenue, our Support revenue and our Cloud subscriptions and support revenue. Professional services and other service revenue as shown in our Consolidated Income Statements is the sum of our Consulting revenue and Other service revenue. Other service revenue as shown in our Consolidated Income Statements mainly consists of revenue from training services, messaging services, and SAP marketing events. Revenue information by segment and geographic region is disclosed in Note (28).

If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes unlikely before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes reasonably assured again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue from this customer except to the extent of the fees that have already been collected.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, cloud subscription and support, consulting, or other service revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take posession of the software for installation on the customer’s premises (on-premise software). Revenue from the sale of perpetual licenses of our standard software products is recognized in line with the requirements for selling goods stated in IAS 18 (Revenue) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is reasonably assured. The fee of the sale is recognized net of returns and allowances, trade discounts, and volume rebates.

We usually sell or license on-premise software on a perpetual basis. Occasionally, we license on-premise software for a specified period of time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met.

In general, our software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

We usually recognize revenue from on-premise software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Sometimes we enter into customer-specific on-premise software development agreements. We recognize software revenue in connection with these arrangements using the percentage-of-

completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work. If we do not have a sufficient basis to reasonably measure the progress of completion or to estimate the total contract revenue and costs, revenue is recognized only to the extent of the contract costs incurred for which we believe recoverability to be probable. When it becomes probable that total contract costs exceed total contract revenue in an arrangement, the expected losses are recognized immediately as an expense based on the costs attributable to the contract.

On-premise software subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to support services during the on-premise software subscription term. Customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Revenue from on-premise software subscription contracts is allocated to the Software revenue and Support revenue line items in our Consolidated Income Statements.

On-premise software rental contracts also combine software and support service elements. Under such contracts the customer is provided with current software products and support, but not with the right to receive unspecified future software products. Customers pay a periodic fee over the rental term and we recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from rental contracts is split to be allocated to the Software revenue and Support revenue line items in our Consolidated Income Statements.

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support for on-premise software products. We recognize support revenue based on our performance under the support arrangements. Under our major support services our performance obligation is to stand ready to provide technical product support and to provide unspecified updates and enhancements on a when-and-if-available basis. For these support services we recognize revenue ratably over the term of the support arrangement. We do not separately sell technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Revenue from cloud subscriptions and support relates to arrangements that provide the customer with the right to use certain software functionality hosted by SAP, but do not include the right to terminate the hosting contract and take possession of the software without significant penalty. Cloud subscription and support revenue is recognized as the services are performed. Where a fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur.

We recognize consulting and other service revenue when the services are performed. Consulting revenue primarily results from implementation contracts to install and configure our software products and cloud offerings. Usually, our consulting contracts do not involve significant production, modification, or customization of software and the related revenue is recognized using the percentage-of-completion method of accounting as outlined above.

Other service revenue consists of fees from training services, application management services (AMS), messaging services, revenue from SAP marketing events, and referral fees. Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue when the services are rendered. Our AMS contracts provide post-implementation application support, optimization, and improvements to a customer’s IT solution. We recognize revenue from AMS services when the services are rendered. Messaging revenue mainly represents fees earned from transmitting electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement. Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized after the marketing event takes place. Fees from referral services are commissions from partners to which we have referred customers. We recognize these fees in revenue upon providing the referral service.

The majority of our arrangements contain multiple elements. We account for software, support, cloud subscription, consulting and other service deliverables as separate units of accounting and allocate revenue based on fair value. Fair value is determined by establishing either company-specific objective evidence, or an estimated stand-alone selling price.

Revenue from multiple-element arrangements is allocated to the different elements based on their individual fair values. The revenue amounts allocated to the individual elements are recognized when the revenue recognition criteria described above have been met for the respective element.

We determine the fair value of and allocate revenue to each element based on its company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. Where we fail to establish such company-specific objective evidence of fair value for one or more elements of an arrangement, we proceed as follows:

•

We apply the residual method of revenue recognition when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. This is generally the case in multiple-element arrangements involving on-premise software and services related to on-premise software where company-specific objective evidence of fair value exists for all the services (for example, support services, consulting services) in the arrangement, but does not exist for the on-premise software. Under the residual method, revenue is allocated to all undelivered elements in the amount of their respective fair values and the remaining amount of the arrangement fee is allocated to the delivered element. With this policy we have considered the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition (FASB ASC 985-605), where applicable, as authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8).

•

Where company-specific objective evidence of fair value cannot be established for undelivered elements, we determine the fair value of the respective element by estimating its stand-alone selling price. This is generally the case for our cloud subscription offerings.

We derive the company-specific objective evidence of fair value for our support services from the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The majority of our customers renew their annual support service contracts at these rates. Estimated stand-alone selling price (ESP) for our cloud subscription offerings is determined based on the rates agreed with the individual customers to apply if and when the subscription arrangement renews. We determine ESP for all deliverables for which we do not have company-specific objective evidence of fair value or third-party evidence of selling price by considering multiple factors which include, but are not limited to, the following: i) substantive renewal rates contained within an arrangement for cloud subscription deliverables; ii) gross margin objectives and internal costs for services; and iii) pricing practices, market conditions, and competitive landscape.

We consider FASB ASC 985-605 in our accounting for options that entitle the customer to purchase, in the future, additional on-premise software. We allocate revenue to future incremental discounts whenever customers are granted the right to license additional on-premise software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew services at rates below the fair values established for these services.

Our consideration of whether on-premise software, consulting or other services, or cloud subscriptions and services are to be accounted for separately or as one combined element of the arrangement depends on:

•	Whether the arrangement involves significant production, modification, or customization of the software or cloud subscription, and

•	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.

If neither of the above is the case, revenue for the on-premise software or cloud subscription element, and the other elements, are recognized separately. In contrast, if one or both of the above applies, the respective elements of the arrangement are combined and accounted for as a single unit of accounting, and the portion of the arrangement fee allocated to this single unit of account is recognized using the percentage-of-

completion method, as outlined above, or over the cloud subscription term, if applicable, depending on which service term is longer.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution, and the fair value of the benefit is reasonably estimable.

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently this line item includes employee expenses relating to these services, amortization of acquired intangibles, third-party licenses, shipping and ramp-up cost, and so on.

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

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software solutions, software-related service portfolio, and cloud business.

General and Administration

General and administration includes costs related to finance and administrative functions, human resources, and general management as long as they are not directly attributable to one of the other operating expense line items.

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

Income Tax

Deferred taxes are accounted for under the liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the Consolidated Statements of Financial Position and

their respective tax bases and on the carryforwards of unused tax losses and unused tax credits. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, unused tax losses, and unused tax credits can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items directly recognized in equity, in the period of (substantive) enactment.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

Share-Based Payments

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are measured at grant date using an option-pricing model.

The fair value of equity-settled awards is not subsequently remeasured. The grant-date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards that ultimately vest. We grant our employees discounts on certain share-based payments. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payments that are settled by paying cash rather than by issuing equity instruments, a provision is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the reporting date. Personnel expense is accrued over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in provisions.

Cash-settled awards are remeasured to fair value at each Statement of Financial Position date until the award is settled. Any changes in the fair value of the provision are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense related to non-vested share-based payments granted under our cash-settled plans is dependent on the final intrinsic value of the awards. The amount of unrecognized compensation expense is dependent on the future price of our ordinary shares which we cannot reasonably predict.

In the event we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.

For more information about our share-based payments, see Note (27).

Other Components of Equity

Other components of equity include:

•

Currency effects arising from the translation of the financial statements of our foreign operations as well as the currency effects from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future

•	Unrealized gains and losses on available-for-sale financial assets

•	Gains and losses on cash flow hedges comprising the net change in fair value of the effective portion of the respective cash flow hedges that have not yet impacted profit or loss

Treasury Shares

Treasury shares are recorded at acquisition cost and are presented as a deduction from total equity. Gains and losses on the subsequent reissuance of treasury shares are credited or charged to share premium on an after-tax basis. On cancellation of treasury shares, any excess of their carrying amount over the calculated par value is charged to retained earnings.

Earnings per Share

We present basic and diluted earnings per share (EPS). Basic earnings per share is determined by dividing profit after tax attributable to equity holders of SAP AG by the weighted average number of ordinary shares outstanding during the respective year. Diluted earnings per share reflect the potential dilution assuming the conversion of all dilutive potential ordinary shares. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options is based on market prices for the period during which the options were outstanding.

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

These assets are recognized and measured in accordance with IAS 39 (Financial Instruments: Recognition and Measurement ). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

•

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are neither quoted in an active market nor intended to be sold in the near term. This category comprises trade receivables, receivables and loans included in other financial assets, and cash and cash equivalents. We carry loans and receivables at amortized cost less impairment losses. For further information on trade receivables, see the Trade and Other Receivables section.

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

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment losses in the amount of the difference of an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in Finance income, net. For available-for-sale financial assets such impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.

Income/expenses and gains/losses on financial assets consist of impairment losses and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets. Dividend income is recognized when earned. Interest income is recognized based on the effective interest method. Neither dividend nor interest income is included in net gains/losses at the time of disposal of an asset. Financial assets are derecognized when contractual rights to receive cash flows from the financial assets expire or the financial assets are transferred together with all material risks and benefits.

Investments in Associates

Companies in which we do not have control, but over which we can exercise significant operating and financial influence (associates), are accounted for using the equity method.

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

Derivatives with Designated Cash Flow Hedge Relationship

Derivatives that are part of a hedging relationship that qualifies for hedge accounting under IAS 39 are carried at their fair value. We designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. The accounting for changes in fair value of the hedging instrument depends on the effectiveness of the hedging relationship. The effective portion of the unrealized gain or loss on the derivative instrument determined to be an effective hedge is recognized in other comprehensive income. We subsequently reclassify the portion of gains or losses from other comprehensive income to profit or loss when the hedged transaction affects profit or loss. The ineffective portion of gains or losses is recognized in profit or loss immediately. For more information about our hedges, see Note (25).

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

Intangible Assets

We classify intangible assets according to their nature and use in our operation. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development. Customer relationship and other intangibles consist primarily of customer contracts and acquired trademark licenses.

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

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the operating segments that are expected to benefit from the synergies of the combination. If the carrying amount of the operating segment to which the goodwill is allocated exceeds the recoverable amount, an impairment loss on goodwill allocated to this operating segment is recognized. The recoverable amount is the higher of the operating segment’s fair value less cost to sell (FVLCS) and its value in use. FVLCS is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment losses on goodwill are not reversed in future.

We review non-current assets, such as property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Intangible assets not yet available for use are tested for impairment annually.

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

Financial liabilities are recognized and measured in accordance with IAS 39. Accordingly, they are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value. In the case of financial liabilities not at fair value through profit or loss, this includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:

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

Financial liabilities are derecognized when the contractual obligation is discharged, canceled, or has expired.

Non-Financial Liabilities

Other non-financial liabilities with fixed or determinable payments that are not quoted in an active market are mainly the result of obligations to employees and fiscal authorities and are generally measured at amortized cost.

Provisions

Provisions are recorded when all of the following conditions are met:

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

Post-Employment Benefits

We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are disclosed in Note (18a). As a result of the actuarial calculation for each plan, we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Changes in the amount of the defined benefit obligation or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all actuarial gains and losses directly in retained earnings.

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

Deferred Income

Deferred income is recognized as software revenue, support revenue, cloud subscription and support revenue, consulting revenue, development revenue, training revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.

Presentation in the Consolidated Statements of Cash Flows

We classify interest and taxes paid as well as interest and dividends received as cash flows from operating activities. Dividends paid are classified as cash flows from financing activities.

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

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

•	Revenue recognition

•	Valuation of trade receivables

•	Accounting for share-based payments

•	Accounting for income tax

•	Accounting for business combinations

•	Subsequent accounting for goodwill and other intangibles

•	Accounting for legal contingencies

•	Recognition of internally generated intangible assets from development

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

In most of our revenue-generating arrangements we sell to the customer more than one product solution or service. Additionally, we have ongoing relationships with many of our customers and often enter into several transactions with the same customer within close proximity in time. We therefore have to determine the following:

•	Which arrangements with the same customer are to be accounted for as one arrangement

•	Which deliverables under one arrangement are to be accounted for separately

•	How to allocate the total arrangement fee to the individual elements of one arrangement

The determination of whether different arrangements with the same customer are to be accounted for as one arrangement is highly judgmental, as it requires us to evaluate whether the arrangements are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two arrangements are accounted for separately or as one arrangement.

Under an arrangement including on-premise software, or cloud subscription, and other deliverables, we do not account for the on-premise software, or cloud subscription, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the on-premise software, or cloud subscription. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. However, we believe that such allocation basis exists if we can demonstrate for each undelivered element of the arrangement either company-specific objective evidence of fair value, or for cloud subscription deliverables, estimated stand-alone selling price, if company-specific objective evidence of fair value cannot be established, as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of an appropriate fair value measurement which may impact the timing and amount of revenue recognized depending on the following:

•	Whether an appropriate measurement of fair value can be demonstrated for undelivered elements

•	The approaches used to establish fair value

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other professional services, and customer-specific on-premise software development projects is determined by applying the percentage-of-completion method. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

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

Accounting for Share-Based Payments

As described in Note (27), we have issued both equity-settled, as well as cash-settled share-based payments.

We use certain assumptions in estimating the fair values for our share-based payments, including expected future stock price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, the final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based payment expense. Furthermore, the fair values of the options granted under our 2009 Plan (SOP PP) are dependent on our performance against the Tech Peer Group Index (TechPGI) since the respective grant date, the volatility and the expected correlation between the market price of this index, and our share price.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of SAP’s shares will be the most relevant factor. The fair values of the Restricted Share Units (RSUs) granted under our Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI) 2015 depend on SAP’s share price directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year of the respective performance period under the EPP (three-year-holding period under the LTI 2015), and thus may be significantly above or below the budgeted amounts. With respect to our plan granted in 2009 (SOP PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout. For more information about these plans, see Note (27).

Accounting for Income Tax

We conduct operations and earn income in numerous foreign countries and are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income tax we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgment is necessary in determining our worldwide income tax provisions. We have made reasonable estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Such judgment can have a material effect on our income tax expense, income tax provision, and profit after tax.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgment, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require that we reduce the carrying amount of our net deferred tax assets.

For more information about our income tax, see Note (10).

Accounting for Business Combinations

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition-date fair values of the identifiable assets acquired and liabilities assumed involves considerable management judgment. The necessary measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, among which are the following:

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

Subsequent Accounting for Goodwill and Other Intangibles

As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is allocated on a systematic basis over their useful lives. Judgment is required in determining the following:

•	The useful life of an intangible asset, as this determination is based on our estimates regarding the period over which the intangible asset is expected to produce economic benefits to us.

•

The amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us.

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

In making impairment assessments for our intangible assets and goodwill, the outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding future cash flow projections and economic risks, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted-average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

The results of goodwill impairment tests may depend on the allocation of goodwill to our operating segments. This allocation is judgmental as it is based on our estimates regarding which operating segments are expected to benefit from the synergies of the business combination.

We recognized no impairment losses on our goodwill and no significant impairment losses on our intangible assets during 2012. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment losses will not occur in the future. For more information, see Note (15).

Accounting for Legal Contingencies

As described in Note (23), we are currently involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

•	Determining whether an obligation exists

•	Determining the probability of outflow of economic benefits

•	Determining whether the amount of an obligation is estimable

•	Estimating the obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. The change in the provision for the TomorrowNow litigation had a material impact on our 2010 and 2011 consolidated financial statements. For further information about this case, see Notes (18b) and (23).

Recognition of Internally Generated Intangible Assets from Development

Under IAS 38, internally generated intangible assets from the development phase are recognized if certain conditions are met. These conditions include the technical feasibility, intention to complete, the ability to use or sell the asset under development, and the demonstration of how the asset will generate probable future economic benefits. The cost of a recognized internally generated intangible asset comprises all directly attributable cost necessary to make the asset capable of being used as intended by management. In contrast, all expenditures arising from the research phase are expensed as incurred.

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

(3d)	New Accounting Standards Adopted in the Current Period

The new accounting standards adopted in fiscal year 2012 did not have a material impact on our Consolidated Financial Statements. The amendments to IFRS 7 (Financial Instruments: Disclosures) detailing additional disclosures for certain transfers of financial assets have so far not necessitated any additional disclosures on our part.

(3e)	New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•

Amendments to IFRS 7 (Financial Instruments: Disclosures) – Offsetting financial assets and financial liabilities, which become mandatory for our 2013 Consolidated Financial Statements and require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure and which might result in additional disclosures in the future.

•

IFRS 9 (Financial Instruments), which becomes mandatory for our 2015 Consolidated Financial Statements and is expected to impact the classification and measurement of financial assets. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to the transition guidance for IFRS 10-12 issued in June 2012: This new set of standards provides a single consolidation model that identifies control as the basis for consolidation for all types of entities, establishes principles for the financial reporting by parties to a joint arrangement, and combines, enhances and replaces the current disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRSs, the IASB also issued amended and retitled IAS 27 (Separate Financial Statements) and IAS 28 (Investments in Associates and Joint Ventures). We will adopt the new set of standards for our 2013 Consolidated Financial Statements. The adoption of these standards will not have a material impact on our Consolidated Financial Statements.

•

IFRS 13 (Fair Value Measurement) defines fair value, sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurements. The new standard becomes mandatory for our 2013 Consolidated Financial Statements and is not expected to have a significant impact on our Consolidated Financial Statements.

•

Amendments to IAS 1 (Presentation of Financial Statements), which become mandatory for the Group’s 2013 Consolidated Financial Statements, aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and U.S. GAAP, and will impact the presentation of items within the Consolidated Statements of Comprehensive Income. While not early-adopting the amendments to IAS 1, SAP already provides additional disclosures to enhance the reader’s insight into which elements of SAP’s cumulative other comprehensive income will, through recycling, impact profit or loss in the future.

•

Amendments to IAS 19 (Employee Benefits), which become mandatory for our 2013 Consolidated Financial Statements, aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance, and cash flows, and are likely to impact, for example, the amount of actuarial gains and losses that will impact profit and loss versus be allocated to other comprehensive income as remeasurements. The application of the revised standard will mainly result in more types of obligations qualifying as “other long-term employee benefits” and additional disclosures.

•	Amendments to IAS 32 (Financial Instruments: Presentation) – Offsetting financial assets and financial liabilities, which become mandatory for the Group’s 2014 Consolidated Financial Statements, aim to eliminate inconsistencies when applying the offsetting criteria and include some clarifications. We have not yet completed the determination of the extent of the impact on our Consolidated Financial Statements.

(4)	Business Combinations

In 2012, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Purisma Inc, Short Hills, NJ, USA	Master Data Management Solution Business	Asset Deal	n/a	January 18, 2012

Datango AG, Berlin, Germany	Solution for Workforce Performance Support	Asset Deal	n/a	February 7, 2012

SuccessFactors, Inc, San Mateo, CA, USA	Provider of cloud-based human capital management (HCM) solutions	Share Deal	100%	February 21, 2012

Syclo LLC, Hoffman Estates, Il, USA	Provider of enterprise mobile applications and technologies	Share Deal	100%	June 6, 2012

Ariba, Inc., Sunnyvale, CA, USA	Provider of cloud-based business network solution	Share Deal	100%	October 1, 2012

In 2012, SuccessFactors and Ariba were material business combinations to SAP; the remaining business combinations were immaterial individually and in the aggregate. We acquire businesses in specific areas of strategic interest to us. In 2012, we complemented our existing product portfolio primarily with the acquisition of cloud and mobile solutions.

Acquisition of SuccessFactors

On February 21, 2012, we acquired more than 90% of the outstanding ordinary shares of SuccessFactors, Inc. (NYSE: SFSF). After the acceptance of the tender offer, we effected a short-form merger and acquired the remaining shares. SAP paid US$40.00 per share, representing consideration transferred of approximately €2.7 billion.

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we established ourselves as a provider of cloud applications, platforms, and infrastructure and were able to establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

Acquisition of Ariba

On October 1, 2012, we acquired Ariba, Inc. (Nasdaq: ARBA), a leading cloud-based business network. SAP offered US$45.00 per share, representing consideration transferred of approximately €3.5 billion.

The acquisition combines Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud.

Financial Impact of Our Acquisitions as of the Acquisition Date

The following tables summarize the consideration transferred, and the values for identifiable assets acquired and liabilities assumed, as of the acquisition date.

Consideration Transferred

€ millions	2012	Thereof SuccessFactors	Thereof Ariba
Cash	6,237	2,659	3,424
Liabilities incurred	158	59	91
Total consideration transferred	6,395	2,717	3,515

Of the total amount of liabilities incurred, €144 million relate to the earned portion of unvested share-based payment awards. These liabilities were incurred, by replacing, upon acquisition, equity-settled share-based payment awards held by employees of SuccessFactors and Ariba with cash-settled share-based payment awards, which are subject to forfeiture. The potential amounts of all future payments that SAP could be required to make under these share-based payments is between €90 million and €158 million. The respective liabilities represent the portion of the replacement awards that relates to pre-acquisition services provided by the acquiree’s employees and were measured, at the fair value determined under IFRS 2 as required by IFRS 3. For more information about these share-based payments, see Note (27).

The acquisition-related costs incurred totaled €26 million in 2012 for our 2012 business combinations, all of which were recognized in general and administration expense.

The initial accounting for the Ariba acquisition is provisional in our financial statements with respect to tax-related assets and liabilities, contingent liabilities, as well as litigation and similar liabilities, as we are still validating our valuation assumptions.

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

€ millions	Total	Thereof SuccessFactors	Thereof Ariba
Cash and cash equivalents	249	80	168
Other financial assets	52	9	43
Trade and other receivables	134	60	72
Other non-financial assets	26	12	14
Property, plant, and equipment	36	10	25
Intangible assets	1,734	786	901
Thereof customer relationship and other intangibles	1,152	493	646
Customer relationship	939	400	528
Trade name	48	24	23
Other intangible assets	165	69	94
Thereof acquired technology	578	290	255
Thereof software and database licenses	4	3	0
Current and deferred tax assets	68	7	59
Total identifiable assets	2,299	965	1,282
Trade accounts payable	68	23	43
Loans and borrowings	1	1	0
Current and deferred tax liabilities	159	152	7
Provisions and other non-financial liabilities	103	33	67
Deferred revenue	212	132	77
Total identifiable liabilities	543	341	194
Total identifiable net assets	1,756	624	1,088
Goodwill	4,639	2,094	2,427
Total consideration transferred	6,395	2,717	3,515

Valuation of Trade Receivables Acquired

The fair value of trade receivables acquired has been estimated as follows:

Valuation of Trade Receivables Acquired

€ millions	Value as at Acquisition Date	Thereof SuccessFactors	Thereof Ariba
Gross carrying amount	136	62	72
Allowance for doubtful accounts	2	2	0
Fair value of receivables	134	60	72

Impact of Material Business Combinations on Our Financials

The amounts of revenue and profit or loss of the material businesses acquired in 2012 since the acquisition date included in the consolidated income statements for the reporting period are as follows:

Impact of Material Business Combinations

€ millions	2012 as Reported	Thereof SuccessFactors	Thereof Ariba
Revenue	16,223	236	80
Profit after tax	2,823	–117	–31

Proforma Financial Information for Material Business Combinations

Had SuccessFactors and Ariba been consolidated as of January 1, 2012, our consolidated income statements for the reporting period would have presented the following amounts:

Proforma Financial Information

€ millions	2012 Proforma	Thereof SuccessFactors	Thereof Ariba
Revenue	16,865	269	373
Profit after tax	2,587	–150	–86

These amounts were calculated after applying the Company’s accounting policies and after adjusting the results for SuccessFactors and Ariba to reflect the following:

•	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2012

•	The impact of deferred revenue write-downs on a full-year basis

•	The borrowing costs on the funding levels and debt/equity position of the company after the business combination

•	Related tax effects

These proforma numbers have been prepared for comparative purposes only. The proforma revenue and profit numbers are not necessarily indicative of either the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

Prior year acquisitions are described in the Consolidated Financial Statements in our 2011 Annual Report.

(5)	Revenue

For detailed information about our revenue recognition policies, see Note (3).

For revenue information by segment and geographic region, see Note (28).

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

€ millions	2012	2011	2010
Revenue recognized in the respective year	196	172	141
Aggregate cost recognized (multi-year)	255	229	163
Recognized result (+profit/-loss; multi-year)	2	14	17
Advance payments received	3	5	5
Gross amounts due from customers	7	20	21
Gross amounts due to customers	15	44	35
Loss provisions	34	27	28

(6)	Other Operating Income/Expense, Net

Other operating income/expense, net, was as follows:

Other Operating Income/Expense, Net

€ millions	2012	2011	2010
Miscellaneous other operating expenses	–3	–3	–5
Gain/loss on disposals of non-current assets	–5	18	3
Miscellaneous other operating income	31	10	11
Other operating income/expense, net	23	25	9

(7)	Employee Benefits Expense and Headcount

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	2012	2011	2010
Salaries	5,706	4,939	4,383
Social security expense	777	642	607
Pension expense	190	176	149
Share-based payment expense	522	68	58
Termination benefits	61	59	63
Employee-related restructuring expense	6	0	1
Employee benefits expense	7,262	5,884	5,261

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (18a). Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2012, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

	December 31, 2012				December 31, 2011				December 31, 2010
Full-time equivalents	EMEA(1)	Americas	Asia Pacific Japan	Total	EMEA(1)	Americas	Asia Pacific Japan	Total	EMEA(1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,559	2,628	3,364	10,551	4,068	2,079	2,816	8,963	3,804	1,827	2,254	7,885
Professional services and other services	7,020	4,399	2,840	14,259	6,808	3,963	2,497	13,268	6,787	3,955	2,410	13,152
Research and development	8,952	3,672	5,388	18,012	8,713	3,028	4,120	15,861	8,617	3,154	4,113	15,884
Sales and marketing	5,697	6,220	2,982	14,899	4,856	4,581	2,343	11,780	4,593	4,214	2,180	10,987
General and administration	2,243	1,383	660	4,286	2,073	1,120	542	3,735	2,053	1,005	518	3,576
Infrastructure	1,286	821	308	2,415	1,182	702	274	2,158	1,135	628	266	2,029
SAP Group (December 31)	29,757	19,123	15,542	64,422	27,700	15,473	12,592	55,765	26,989	14,783	11,741	53,513
Thereof acquisitions	791	2,987	1,038	4,816	264	49	90	403	1,174	1,975	1,084	4,233
SAP Group (months’ end average)	29,009	17,619	14,506	61,134	27,296	15,010	12,040	54,346	25,929	13,164	10,877	49,970

(1)	Europe, Middle East, Africa

The increase of our full-time equivalent employee numbers in 2012 was mainly due to the acquisition of SuccessFactors in February 2012 and Ariba in October 2012.

Allocation of Share-Based Payment Expense

The allocation of expense for share-based payments, net of the effects from hedging these instruments, to the various expense items is as follows:

Share-Based Payments

€ millions	2012	2011	2010
Cost of software and software-related services	42	5	4
Cost of professional services and other services	104	11	9
Research and development	125	16	19
Sales and marketing	123	15	16
General and administration	127	21	10

Share-based payments	522	68	58
Thereof cash-settled share-based payments	450	33	29
Thereof equity-settled share-based payments	72	35	29

For more information about our share-based payments, see Note (27).

(8)	Other Non-Operating Income/Expense, Net

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions	2012	2011	2010
Foreign currency exchange gain/loss, net	–154	–58	–175
Thereof from financial assets/liabilities at fair value through profit or loss	–102	44	44
Thereof from available for sale financial assets	–2	0	0
Thereof from loans and receivables	–32	–177	–293
Thereof from financial liabilities at amortized cost	–20	79	75
Thereof from non-financial assets/liabilities	2	–4	–1
Miscellaneous other non-operating income	4	2	3
Miscellaneous other non-operating expense	–23	–19	–14
Other non-operating income/expense, net	–173	–75	–186

(9)	Financial Income, Net

Financial Income, net was as follows:

Financial Income, Net

€ millions	2012	2011	2010
Finance income
Interest income from
available-for-sale financial assets (debt)	1	2	0
loans and receivables	49	62	34
derivatives	27	37	25
Gains on
available-for-sale financial assets (debt)	0	1	2
available-for-sale financial assets (equity)	30	12	9
Share of result of associates	0	9	3
Finance income	107	123	73
Finance cost
Interest expense from
financial liabilities at amortized cost	–130	–123	–77
derivatives	–28	–37	–31
TomorrowNow litigation	–1	8	–12
Losses on
available-for-sale financial assets (equity)	–1	0	–1
Impairment losses from
available-for-sale financial assets (equity)	–7	–2	–3
Fee expenses	–8	–7	–16
Finance cost	–175	–161	–140
Financial income, net	–68	–38	–67

(10)	Income Tax

Income tax expense for the years ended December 31 is attributable to the following regions:

Tax Expense According to Region

€ millions	2012	2011	2010
Current tax expense
Germany	699	635	413
Foreign	506	521	459
Total current tax expense	1,205	1,156	872
Deferred tax expense/income
Germany	–5	–12	23
Foreign	–200	185	–370
Total deferred tax expense/income	–205	173	–347
Total income tax expense	1,000	1,329	525

Income tax expense for the years ended December 31 comprised the following components:

Major Components of Tax Expense

€ millions	2012	2011	2010
Current tax expense
Tax expense for current year	1,172	1,152	862
Taxes for prior years	33	4	10
Total current tax expense	1,205	1,156	872
Deferred tax expense/income
Origination and reversal of temporary differences	–258	162	–388
Unused tax losses, research and development tax credits and foreign tax credits	53	11	41
Total deferred tax expense/income	–205	173	–347
Total income tax expense	1,000	1,329	525

Profit before tax for the years ended December 31 consisted of the following:

Profit Before Tax

€ millions	2012	2011	2010
Germany	2,482	2,323	2,009
Foreign	1,342	2,445	329
Total	3,824	4,768	2,338

The following table reconciles the expected income tax expense computed by applying our combined German tax rate of 26.47% (2011: 26.34%; 2010: 26.29%) to the actual income tax expense. Our 2012 combined German tax rate includes a corporate income tax rate of 15.00% (2011: 15.00%; 2010: 15.00%), plus a solidarity surcharge of 5.5% thereon, and trade taxes of 10.64% (2011: 10.51%; 2010: 10.46%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2012	2011	2010
Profit before tax	3,824	4,768	2,338
Tax expense at applicable tax rate of 26,47% (2011: 26.34%; 2010: 26.29%)	1,012	1,256	615
Tax effect of:
Foreign tax rates	–114	77	–68
Non-deductible expenses	111	89	101
Tax exempt income	–169	–149	–96
Withholding taxes	71	93	39
Research and development and foreign tax credits	–29	–33	–53
Prior-year taxes	15	–25	–27
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	31	0	11
Other	72	21	3
Total income tax expense	1,000	1,329	525
Effective tax rate in %	26.2	27.9	22.5

Deferred tax assets and liabilities on a gross basis as at December 31 are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions	2012	2011
Deferred tax assets
Intangible assets	118	68
Property, plant, and equipment	36	16
Other financial assets	2	12
Trade and other receivables	34	23
Net operating loss carryforwards	570	57
Pension provisions	77	104
Share-based payments	102	31
Other provisions and obligations	306	286
Deferred income	46	44
Research and development and foreign tax credits	37	17
Other	141	103
Deferred tax assets	1,469	761
Deferred tax liabilities
Intangible assets	853	421
Property, plant, and equipment	55	58
Other financial assets	382	210
Trade and other receivables	28	15
Pension provisions	4	37
Share-based payments	2	0
Other provisions and obligations	2	1
Deferred income	21	3
Other	36	25
Deferred tax liabilities	1,383	770
Deferred tax assets/liabilities, net	86	–9

The deferred tax assets and deferred tax liabilities, especially on net operating loss carryforwards, intangible assets and other financial assets, increased mainly because of our business combinations in 2012. The increase in deferred tax liabilities is caused by significant differences between the fair values of the acquired assets and assumed liabilities and their respective tax bases.

Current income tax payments were reduced in 2012 in the amount of €4 million (2011: €53 million; 2010: €1 million) due to the TomorrowNow litigation.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31:

Items Not Resulting in a Deferred Tax Asset

€ millions	2012	2011	2010
Unused tax losses
Not expiring	49	38	9
Expiring in the following year	6	10	5
Expiring after the following year	1,260	93	103
Total unused tax losses	1,315	141	117
Deductible temporary differences	202	30	21
Unused research and development and foreign tax credits
Not expiring	32	17	21
Expiring after the following year	36	3	2
Total unused tax credits	68	20	23

The increase in items for which a deferred tax asset has not been recognized results mainly from our business combinations in 2012. For most of the underlying tax benefits it is uncertain that they can be utilized due to regulations of local tax law. €967 million (2011: €34 million; 2010: €23 million) of the unused tax losses relate to U.S. state tax loss carryforwards.

We have not recognized a deferred tax liability on approximately €5.84 billion (2011: €5.54 billion)

for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €0.85 per share for the year ended December 31, 2012, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31 consists of the following:

Total Income Tax

€ millions	2012	2011	2010
Income tax recorded in profit	1,000	1,329	525
Income tax recorded in share premium	–4	–10	–1
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Actuarial gains/losses on defined benefit pension plans	–4	–5	–18
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Gains/losses on cash flow hedges	17	–1	–5
Currency effects	3	–6	5
Total	1,012	1,307	506

The income tax recorded in share premium relates to our equity-settled share-based payment.

We are subject to ongoing tax audits by domestic and foreign tax authorities. As a result of the tax audit of SAP AG and its German subsidiaries for the years 2003 through 2006, we are in dispute with the German tax authorities in respect of intercompany financing matters. We strongly disagree with the tax authorities’ position and intend to vigorously contest it. Currently, we expect that we will need to initiate litigation to prevail. We have not recorded a provision for this matter as we believe that the tax authorities’ claim has no merit and that no adjustment is warranted. If, contrary to our view, the German tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expense) for the tax audit period 2003 through 2006 and for the following years 2007 through 2012 of approximately €148 million in total.

(11)	Earnings per Share

Restricted shares (the bonus shares in the Share Matching Plan as discussed in Note (27) below) granted to employees under our share-based payments are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated	2012	2011	2010
Profit attributable to owners of parent	2,823	3,438	1,811
Issued ordinary shares	1,229	1,227	1,226
Effect of treasury shares	–37	–38	–38
Weighted average shares – basic(1)	1,192	1,189	1,188
Dilutive effect of share-based payments(1)	1	1	1
Weighted average shares – diluted(1)	1,193	1,190	1,189
Basic earnings per share, in €, attributable to owners of parent	2.37	2.89	1.52
Diluted earnings per share, in €, attributable to owners of parent	2.37	2.89	1.52

(1)	Number of shares in millions

(12)	Other Financial Assets

Other financial assets as at December 31 were as follows:

Other Financial Assets

	2012			2011
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	35	332	367	269	313	582
Debt investments	15	14	29	400	0	400
Equity investments	0	201	201	0	161	161
Available-for-sale financial assets	15	215	230	400	161	561
Derivatives	104	40	144	148	17	165
Investments in associates	0	46	46	0	47	47
Total	154	633	787	817	538	1,355

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in insurance policies relating to pension assets (semi-

retirement and time accounts) for which the corresponding liability is included in employee-related obligations (see Note (18b)), other receivables, and loans to employees. The majority of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2012, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (24).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of financial and non-financial corporations and municipalities and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions	2012	2011
Euros	36	432
U.S. dollars	185	123
Other	9	6
Total	230	561

Our equity investments include securities measured at cost because they do not have a quoted market price and fair value cannot be reliably measured. These equity investments had a carrying value of €149 million and €122 million as at December 31, 2012, and 2011, respectively. Effects from impairment losses, reclassifications, and gains/losses from sales of such equity investments were immaterial for all periods presented.

As of December 31, 2012, we have no plans to sell any equity investments at cost in the near future. For information on fair value measurement with regard to our equity investments at cost, see Note (26).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (25).

(13)	Trade and Other Receivables

Trade and other receivables were as follows:

Trade and Other Receivables

	2012			2011
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,837	0	3,837	3,431	0	3,431
Other receivables	80	88	168	62	84	146
Total trade and other receivables	3,917	88	4,005	3,493	84	3,577

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions	2012	2011
Gross carrying amount	3,943	3,566
Sales allowances charged to revenue	–73	–94
Allowance for doubtful accounts charged to expense	–33	–41
Carrying amount trade receivables, net	3,837	3,431

The changes in the allowance for doubtful accounts charged to expense were immaterial in all periods presented.

Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions	2012	2011
Not past due and not individually impaired	3,068	2,803
Past due but not individually impaired
Past due 1-30 days	368	308
Past due 31-120 days	246	163
Past due 121-365 days	90	58
Past due over 365 days	14	13
Total past due but not individually impaired	718	542
Individually impaired, net of allowances	51	86
Carrying amount of trade receivables, net	3,837	3,431

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.

For more information about financial risk and how we manage it, see Notes (24) and (25).

(14)	Other Non-Financial Assets

Other Non-Financial Assets

	2012			2011
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	149	68	217	95	39	134
Other tax assets	74	0	74	68	0	68
Advance payments	11	0	11	11	0	11
Inventories	59	0	59	11	0	11
Miscellaneous other assets	1	0	1	2	0	2
Total other non-financial assets	294	68	362	187	39	226

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be recognized as an expense in future periods.

(15)	Goodwill and Intangible Assets

Goodwill and Intangible Assets

€ millions	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2011	8,524	417	1,240	1,903	12,084
Foreign currency exchange differences	117	1	19	28	165
Additions from business combinations	172	1	26	11	210
Other additions	0	76	0	0	76
Retirements/disposals	–5	–6	–18	–12	–41

December 31, 2011	8,808	489	1,267	1,930	12,494

Foreign currency exchange differences	–77	–2	–3	–27	–109
Additions from business combinations	4,639	4	578	1,152	6,373
Other additions	0	60	0	0	60
Retirements/disposals	0	–18	–64	–1	–83

December 31, 2012	13,370	533	1,778	3,054	18,735

Accumulated amortization
January 1, 2011	96	249	527	408	1,280
Foreign currency exchange differences	1	0	12	13	26
Additions amortization	0	49	171	266	486
Retirements/disposals	0	–3	–18	–12	–33

December 31, 2011	97	295	692	675	1,759

Foreign currency exchange differences	–1	–3	–6	–8	–18
Additions amortization	0	57	192	316	565
Retirements/disposals	0	–14	–64	–1	–79
Transfers	0	0	29	–29	0

December 31, 2012	96	335	843	953	2,227

Carrying value December 31, 2011	8,711	194	575	1,255	10,735

Carrying value December 31, 2012	13,274	198	935	2,101	16,508

The additions other than from business combinations to software and database licenses in 2012 and 2011 were individually acquired from third parties and include cross-license agreements and patents, whereas the additions to acquired technology and other intangibles primarily result from our business combinations discussed in Note (4).

We carry the following significant intangible assets:

Significant Intangible Assets

	Carrying Amount in € Millions		Remaining Useful Life in Years
	2012	2011
Business Objects – Maintenance-related customer relationships	181	215	9-12
Sybase – Acquired Technologies	330	435	2-4
Sybase – Customer Relationships: Maintenance	581	706	10
Sybase – Customer Relationships: Messaging and License	109	173	1-8
SuccessFactors – Acquired Technologies	260	0	7
SuccessFactors – Backlog subscription	62	0	4
SuccessFactors – Customer Relationships: Subscription	404	0	14
Ariba – Acquired Technologies	238	0	8
Ariba – Customer Relationships	508	0	13-15
Ariba – Backlog: Subscription and Network	83	0	6
Total significant intangible assets	2,756	1,529
In 2012 the composition of SAP’s segments changed: In January 2012, we integrated the activities of the Sybase segment into the segments Product, Consulting and Training. The reallocation of the Sybase goodwill was done on a relative fair value basis. In the third quarter of 2012, the segments Consulting and Training were combined to form the segment On-Premise Services. In addition, the Cloud Application segment and the Ariba segment were established in the third and fourth quarter of 2012, respectively. For more information about our segments see Note (28).

The carrying amount of goodwill by segments at December 31, 2012, and 2011, was as follows:

Goodwill by Segment

€ millions	Segments per December 31, 2012					Segments per December 31, 2011
	On- Premise Products	On- Premise Services	Cloud Applications	Ariba	Total	Product	Consulting	Training	Sybase	Total
January 1, 2012						5,206	781	176	2,548	8,711
Reallocations due to changes in segment composition	7,415	1,118	34	145	8,711	–5,206	–781	–176	–2,548	–8,711
Additions from business combinations	109	9	2,094	2,427	4,639
Foreign currency exchange differences	–62	–5	39	–49	–76

December 31, 2012	7,462	1,122	2,167	2,523	13,274	0	0	0	0	0

Goodwill impairment testing

Testing of segments On-Premise Products, On-Premise Services and Cloud Applications

The recoverable amounts for the segments On-Premise Products, On-Premise Services and Cloud Applications have been determined based on “value in use” calculations. The calculations use cash flow projections based on actual operating results and a company-wide three-year business plan approved by management. For the Cloud Application segment a eight-year business plan approved by management was used. The Cloud Application segment operates in a relatively immature area with significant growth rates projected for the near future thus requiring a longer detailed planning period than the two other, more mature segments. Cash flows for periods beyond these business plans were extrapolated using the segment-specific terminal growth rates disclosed in the table below. These terminal growth rates do not exceed the long-term average growth rates for the markets in which our operating segments operate. Our estimated cash flow projections are discounted to present value by means of the pre-tax discount rates disclosed in the table below together with the terminal revenue growth rates. These pre-tax discount rates are based on a weighted average cost of capital approach (WACC).

	On-Premise Product	On-Premise Services	Cloud Applications
Pre-tax discount rates	11.5%	10.7%	13.1%
Terminal revenue growth rate	2.9%	2.1%	3.4%

The recoverable amounts of the segments On-Premise Products, On-Premise Services and Cloud Applications are based on the following key assumptions. These key assumptions on which management has based its cash flow projections for the period covered by the underlying business plans are as follows:

Key assumption	Basis for determining values assigned to key assumption
Budgeted revenue growth	Revenue growth rate achieved in the current fiscal year, increased for an expected increase in SAP’s addressable market in the areas of cloud, mobility, and database, as well as expected growth in the established categories of applications and analytics. Values assigned reflect past experience as well as expectations regarding an increase in the addressable market.
Budgeted operating margin	Operating margin budgeted for a given budget period equals the operating margin achieved in the current fiscal year, increased for expected efficiency improvements. Values assigned reflect past experience, except for efficiency improvements.

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying value of our On-Premise Product or On-Premise Services segment to exceed their respective recoverable amounts.

The Cloud Applications segment’s recoverable amount exceeds its carrying amount by €281 million. The projected cash flows for this segment are derived from the budgeted operating margins and based on a range of revenue growth rates of 14 – 51% during the eight-year business plan approved by management, with the higher growth rates expected in the earlier years. In addition, the cash flow projection depends on the Cloud Application segment becoming profitable and achieving an operating margin of 26% by 2020. If the Cloud Applications segment does not achieve an operating margin of at least 24% in the terminal growth period, the goodwill allocated to the segments might, in future periods, be subject to an impairment charge. In 2012, the segment slightly exceeded the cash flow projections established for 2012.

Testing of Ariba segment

The recoverable value of the Ariba segment was based on “fair value less cost to sell” calculations, using a market approach. The market approach assumes that companies operating in the same industry will share similar characteristics and that the cash generating unit’s value (in our case the segment) will correlate to those characteristics. Therefore, a comparison of a cash generating unit to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. The Ariba segment consists primarily of the Ariba business acquired as of October 1, 2012. Due to the close proximity of the Ariba acquisition to our fiscal year-end, we believe that the calculations that were based on trading and transaction multiples of benchmark companies comparable to the business for this recent acquisition represent the best estimate of fair value. The data gathered for the benchmark companies was obtained from publicly available information.

The fair value for the Ariba segment based upon the market approach approximates its carrying amount. Consequently, any adverse change in key assumptions would, individually, cause an impairment loss to be recognized.

Assumptions used in prior year

The following assumptions were used for the goodwill impairment test completed in 2011 for the segments existing in 2011:

	Product	Consulting	Training	Sybase
Pre-tax discount rates	12.7%	12.1%	12.6%	13.6%
Terminal revenue growth rate	3.6%	3.2%	2.4%	3.6%

(16)	Property, Plant, and Equipment

Property, Plant, and Equipment

€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Historical cost
January 1, 2011	1,336	1,393	10	2,739
Foreign currency exchange differences	7	3	0	10
Additions	29	337	6	372
Retirements/disposals	–19	–183	–1	–203
Transfers	7	1	–8	0

December 31, 2011	1,360	1,551	7	2,918

Foreign currency exchange differences	–12	–16	–1	–29
Additions from business combinations	13	22	1	36
Other additions	55	397	20	472
Retirements/disposals	–44	–236	–5	–285
Transfers	1	3	–4	0

December 31, 2012	1,373	1,721	18	3,112

Accumulated depreciation
January 1, 2011	425	865	0	1,290
Foreign currency exchange differences	4	1	0	5
Additions depreciation	47	191	0	238
Retirements/disposals	–16	–150	0	–166

December 31, 2011	460	907	0	1,367

Foreign currency exchange differences	–5	–12	0	–17
Additions depreciation	56	243	0	299
Retirements/disposals	–42	–203	0	–245

December 31, 2012	469	935	0	1,404

Carrying value

December 31, 2011	900	644	7	1,551

December 31, 2012	904	786	18	1,708

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business.

(17)	Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities

(17a)	Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

	2012			2011
€ millions	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Trade payables	684	0	684	727	0	727
Advance payments received	81	0	81	95	0	95
Miscellaneous other liabilities	105	63	168	115	43	158
Trade and other payables	870	63	933	937	43	980

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

(17b)	Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

	2012			2011
€ millions	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Bonds	600	2,287	2,887	600	1,595	2,195
Private placement transactions	0	2,088	2,088	423	1,237	1,660
Bank loans	0	0	0	101	1	102
Other financial liabilities	202	71	273	207	92	299
Financial liabilities	802	4,446	5,248	1,331	2,925	4,256

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financing debt were 2.87% in 2012, 2.98% in 2011, and 2.76% in 2010.

An analysis showing the contractual cash flows of our financial liabilities based on maturity is provided in Note (24). Information on the risk associated with our financial liabilities is provided in Note (25), and information on fair values is provided in Note (26).

Bonds

As at December 31, 2012, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume in € millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.64%	500	499	498
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.58%	500	498	498
Eurobond 3 – 2010	2012	99.863%	1.75% (fix)	2.01%	600	0	600
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.38%	600	600	599
Eurobond 5 – 2012	2015	99.791%	1.00% (fix)	1.17%	550	547	0
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.27%	750	743	0

Bonds						2,887	2,195

In September 2012, we implemented a Debt Issuance Program which is valid for an initial renewable period of 12 months. Under this program, we are permitted to issue bonds in a number of tranches in different currencies up to a volume of €2.4 billion. In November 2012, we issued bonds under this program as shown in the table above.

All our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in Respective Currency in millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
German promissory note
Tranche 1 – 2009	2012	4.04% (fix)	4.08%	€63.5	0	64
Tranche 2 – 2009	2012	3.46% (variable)	3.51%	€359.5	0	359
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86	86	86
Tranche 4 – 2009	2014	3.81% (variable)	3.86%	€158	0	158
Tranche 5 – 2009	2014	3.72% (variable)	3.76%	€30	0	30
U.S. private placements
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$ 300	227	231
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$ 200	151	154
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$ 600	454	463
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$ 150	113	115
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$ 242.5	183	0
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$ 290	219	0
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$ 444.5	336	0
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$ 323	244	0
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$ 100	75	0

Private placements					2,088	1,660

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Bank Loans

Our bank loans have the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume in € millions	Balance on 12/31/2012 in € millions	Balance on 12/31/2011 in € millions
Additional term loan	2012	2.64% (variable)	2.64%	100	0	100
Other loans	—	variable	variable	2	0	2

Bank loans					0	102

The coupon and the effective interest rate for the additional term loan were calculated based on the last 12-month EURIBOR interest rate fixing for this financing instrument in 2011.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interests.

(17c)	Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

	2012			2011
€ millions	Current	Non-Current	Balance on 12/31/2012	Current	Non-Current	Balance on 12/31/2011
Other employee-related liabilities	1,700	98	1,798	1,541	92	1,633
Other taxes	436	0	436	440	0	440
Other non-financial liabilities	2,136	98	2,234	1,981	92	2,073

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals, as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(18)	Provisions

Provisions based on due dates as at December 31 were as follows:

Provisions

	2012			2011
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (18a))	3	71	74	25	71	96
Other provisions (see Note (18b))	933	322	1,255	537	197	734
Total	936	393	1,329	562	268	830

(18a)	Pension Plans and Similar Obligations

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

The following table shows the change in present values of the defined benefit obligations and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2012	2011	2012	2011	2012	2011	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	462	416	457	439	27	25	946	880
Service cost	–2	–2	15	19	3	3	16	20
Interest cost	21	20	8	14	1	1	30	35
Employee contributions	26	25	5	4	0	0	31	29
Actuarial loss (+)/gain (–)	94	11	7	0	6	–1	107	10
Benefits paid	–5	–5	–4	–28	–2	–2	–11	–35
Acquisitions/divestitures	0	–4	0	–1	1	0	1	–5
Curtailments/settlements	0	0	–265	–3	–3	0	–268	–3
Other changes	1	1	0	0	0	0	1	1
Past service cost	0	0	0	–3	0	0	0	–3
Foreign currency exchange rate changes	0	0	–2	16	0	1	–2	17
Benefit obligation at year-end	597	462	221	457	33	27	851	946
Thereof fully or partially funded plans	597	462	181	417	18	13	796	892
Thereof unfunded plans	0	0	40	40	15	14	55	54
Change in plan assets
Fair value of plan assets at beginning of year	460	414	387	386	5	4	852	804
Expected return on plan assets	21	19	4	7	1	1	26	27
Employer contributions	1	2	31	17	4	3	36	22
Employee contributions	26	25	5	4	0	0	31	29
Benefits paid	–5	–5	–3	–28	–1	–2	–9	–35
Acquisitions/divestitures	0	–4	0	0	0	0	0	–4
Settlements	0	0	–256	–3	0	0	–256	–3
Other changes	1	0	0	0	0	–1	1	–1
Actuarial loss (–)/gain (+)	85	9	9	–7	0	0	94	2
Foreign currency exchange rate changes	0	0	3	11	0	0	3	11
Fair value of plan assets at year-end	589	460	180	387	9	5	778	852
Funded status at year-end	–8	–2	–41	–70	–24	–22	–73	–94
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current pension assets	0	0	1	2	0	0	1	2
Accrued benefit liability (current)	0	0	–3	–25	0	0	–3	–25
Accrued benefit liability (non-current)	–8	–2	–39	–47	–24	–22	–71	–71
Total	–8	–2	–41	–70	–24	–22	–73	–94

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions for Defined Benefit Liabilities

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
Percent	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	3.3	4.6	4.9	1.9	3.2	3.3	4.6	5.4	5.7
Rate of compensation increase	2.5	2.5	2.5	1.8	1.8	1.8	4.0	3.0	5.0

The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The components of total expense of defined benefit pension plans for the years 2012, 2011, and 2010 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost	–2	–2	–4	15	19	17	3	3	3	16	20	16
Interest cost	21	20	18	8	14	17	1	1	1	30	35	36
Expected return on plan assets	–21	–19	–17	–4	–7	–19	–1	–1	0	–26	–27	–36
Losses (gains) on curtailments and settlements	0	0	0	–9	0	0	2	0	0	–7	0	0
Past service cost	0	0	0	0	–3	–3	0	0	0	0	–3	–3
Total expense	–2	–1	–3	10	23	12	5	3	4	13	25	13
Actual return on plan assets	106	28	26	12	5	18	1	0	0	119	33	44

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

We have recognized the following amounts of actuarial gains and losses for our defined benefit pension plans:

Actuarial Gains (Losses) on Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Beginning balance of actuarial gains (–) and losses (+) on defined benefit plans	–4	–6	–10	97	86	53	–1	0	–2	92	80	41
Actuarial gains (–) and losses (+) on defined benefit plans recognized during the period	9	2	4	–2	7	30	6	–1	2	13	8	36
Other changes	2	0	0	–1	0	0	–1	–1	0	0	–1	0
Foreign currency exchange rate changes	0	0	0	–1	4	3	0	1	0	–1	5	3
Ending balance of actuarial gains (–) and losses (+) on defined benefit plans	7	–4	–6	93	97	86	4	–1	0	104	92	80

For the determination of the total expense for the years 2012, 2011, and 2010, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2012, 2011, and 2010, the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans) were used:

Actuarial Assumptions for Total Expense

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
Percent	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	4.6	4.9	5.1	2.2	3.2	4.4	5.3	5.3	5.6
Expected return on plan assets	4.5	4.5	4.5	2.4	1.5	5.1	8.3	7.8	7.6
Rate of compensation increase	2.5	2.5	2.2	1.8	1.8	1.8	3.2	3.1	4.9

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. The expected rate of return on plan assets for our domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

The expected return assumptions for our foreign plan assets are based on weighted average expected long-term rates of return for each asset class, estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. We review historical return patterns and other relevant financial factors for appropriateness and reasonableness and make modifications to eliminate certain effects when considered necessary. Our foreign benefit plan asset allocation at December 31, 2012, and our target asset allocation for the year 2013 are as follows:

Plan Asset Allocation for Foreign Plans and Other Post-Employment Obligations

Percent	Target Asset Allocation 2013	Actual % of 2012 Plan Assets	Target Asset Allocation 2012	Actual % of 2011 Plan Assets
Asset category
Equity	23	22	12	10
Fixed income	42	49	66	60
Real estate	19	15	3	3
Insurance policies	4	4	1	1
Cash and other assets	12	10	18	26

Total	100	100	100	100

Our investment strategies for foreign benefit plans vary according to the respective conditions in the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Our policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

Our expected contribution in 2013 is €1 million for domestic defined benefit pension plans and €16 million for foreign defined benefit pension plans, all of which is expected to be paid in cash.

The amounts for the current year and four preceding years of pension obligation, plan assets, funded status, and experience adjustments are as follows:

Pension Obligation, Plan Assets, Funded Status, and Experience Adjustments

	Domestic Plans					Foreign Plans					Other Post- Employment Plans					Total
€ millions	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Defined benefit obligation	597	462	416	346	314	221	457	439	343	306	33	27	25	20	18	851	946	880	709	638
Liability experience adjustments	94	11	13	–13	–10	7	0	29	31	–45	6	–1	2	0	0	107	10	44	18	–55
Plan assets	589	460	414	345	314	180	387	386	311	261	9	5	4	4	3	778	852	804	660	578
Asset experience adjustments	85	9	9	–18	–8	9	–7	–1	28	–99	0	0	0	0	0	94	2	8	10	–107

Funded status	–8	–2	–2	–1	0	–41	–70	–53	–32	–45	–24	–22	–21	–16	–15	–73	–94	–76	–49	–60

Defined Contribution Plan/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore in Germany, as well as in some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2012, 2011, and 2010, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions	2012	2011	2010
Defined contribution plans	173	151	136
State plans	296	244	215

Total expense	469	395	351

(18b)	Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions	Balance 1/1/2012	Addition	Additions from business combinations	Utili- zation	Release	Currency Impact	Balance 12/31/2012
Employee-related provisions
Provisions for share-based payments	119	518	144	–195	–1	–6	579
Other employee-related provisions	189	126	0	–87	–3	–1	224
Customer-related provisions	48	68	0	–28	–13	–1	74
Litigation-related provisions
TomorrowNow litigation	231	32	0	–10	–13	–6	234
Other litigation-related provisions	53	11	0	–7	–1	–1	55
Onerous contract provisions (other than from customer contracts)	64	7	7	–23	–2	0	53
Other provisions	30	16	8	–11	–7	0	36

Total other provisions	734	778	159	–361	–40	–15	1,255
Thereof current	537						933
Thereof non-current	197						322

For more information about our share-based payments, see Note (27).

Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash flows within this time period.

Customer-related provisions include performance obligations, as well as expected contract losses from contracts with customers. The associated cash outflows are substantially short-term in nature.

Litigation-related provisions relate primarily to the litigation matters described in Note (23). They include the expenses related to the provision established for the related litigation as well as any related legal fees incurred to date and expected to be incurred in the future less any insurance reimbursements recognized. We have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. The legal and litigation-related provisions assumed in connection with the 2012 acquisitions are measured at provisional values. For details see Note (3c). The estimate regarding the provision for the TomorrowNow litigation was adjusted substantially following the judgment of the court in September 2011. For more details, see Note (23).

Onerous contract provisions have been recorded in connection with unused lease space. The utilization of onerous leases depends on the terms of the underlying lease contract.

Other provisions relate to decommissioning, restoration, and similar liabilities associated with leased facilities, warranty obligations, and restructuring provisions. The associated cash outflows for decommissioning, restoration, and similar liabilities, which are typically long-term in nature, are generally expected to occur at the dates of exit of the facilities to which they relate. The related outflow for warranty obligations is of short-term nature. Restructuring provisions comprise various restructuring activities that occurred in 2012 as a result of certain organizational changes in the sales and go-to-market areas as well a shift of positions from mature markets to high-growth markets. It is expected that substantially all of the expenditure not yet incurred will be incurred in the next financial year.

(19)	Deferred Income

Deferred income consists mainly of prepayments made by our customers for support services, cloud subscriptions and professional services, fees from multiple element arrangements allocated to undelivered elements, and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

(20)	Total Equity

Issued Capital

As at December 31, 2012, SAP AG had issued 1,228,504,232 no-par shares (December 31, 2011: 1,228,083,382) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2010	1,226	–37	1,226	–1,320
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–6	0	–220
Reissuance of treasury shares under share-based payments	0	4	0	158

December 31, 2010	1,227	–39	1,227	–1,382
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–6	0	–246
Reissuance of treasury shares under share-based payments	0	7	0	251

December 31, 2011	1,228	–38	1,228	–1,377
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–1	0	–53
Reissuance of treasury shares under share-based payments	0	2	0	93

December 31, 2012	1,229	–37	1,229	–1,337

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

•

Up to a total amount of €250 million by issuing new ordinary shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

•

Up to a total amount of €250 million by issuing new ordinary shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights.

•

Up to a total amount of €30 million by issuing new ordinary shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares can only be used for share-based payments (as employee shares). Shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s issued capital is subject to a contingent increase of ordinary shares. The contingent increase may be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain share-based payments exercise their conversion or subscription rights. As at December 31, 2012, €100 million, representing 100 million shares, was still available for issuance (2011: €134 million).

Share Premium

Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions, and share-based payments.

Retained Earnings

Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise actuarial gains and losses relating to defined benefit pension plans and similar obligations.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Recognized in Other Comprehensive Income That Will Be Reclassified to Profit or Loss Before Tax

€ millions	2012	2011	2010
Gains (losses) on exchange differences on translation	–214	106	193
Gains (losses) on remeasuring available-for-sale financial assets	33	–6	5
Reclassification adjustments on available-for-sale financial assets	–20	–1	–2

Available-for-sale financial assets	13	–7	3
Gains (losses) on cash flow hedges	21	–23	–88
Reclassification adjustments on cash flow hedges	42	22	67

Cash flow hedges	63	–1	–21

Treasury Shares

By resolution of SAP AG’s Annual General Meeting of Shareholders held on June 8, 2010, the Executive Board of SAP AG was authorized to purchase, on or before June 30, 2013, up to 120 million shares of the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of SAP AG’s issued capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury or we may use treasury shares for the purpose of servicing subscription rights and conversion rights under the Company’s share-based payments. Also, we may use the shares held in treasury as consideration in connection with the acquisition of other companies.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the profits of SAP AG as reported in its statutory financial statements, which are determined under the accounting rules stipulated by the German Commercial Code (Handelsgesetzbuch).

For the year ended December 31, 2012, the Executive Board of SAP AG intends to propose a dividend of €0.85 per share (that is, an estimated total dividend of €1,013 million) to be paid from the profits of SAP AG.

Dividends per share for 2011 and 2010 were €1.10 and €0.60 respectively and were paid in the succeeding year.

(21)	Additional Capital Disclosures

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

We currently do not have a credit rating with any agency. We do not believe that a rating would have a substantial effect on our borrowing conditions and financing options.

Capital Structure

	2012		2011		% Change
	€ millions	% of Equity and liabilities	€ millions	% of Equity and liabilities
Equity	14,171	53	12,707	55	12
Current liabilities	6,641	25	6,266	27	6
Non-current liabilities	6,023	22	4,254	18	42
Liabilities	12,664	47	10,520	45	20
Equity and liabilities	26,835	100	23,227	100	16

In 2012, we took out short-term bank loans to finance the acquisitions of SuccessFactors and Ariba. Additionally, we issued a two-tranche Eurobond and a US private placement consisting of several tranches with maturities of three to 15 years which further optimized and extended our existing maturity profile. We used inflows from the newly issued bonds and private placement to repay the short-term bank loans.

These financing activities changed our debt ratio (defined as the ratio of total liabilities to equity and liabilities) to 47% at the end of 2012 (as compared to 45% at the end of 2011). These financing activities were partially offset by the operating cash flow in 2012. As far as financing activities in 2013 are concerned, a €600 million bond that will mature in August 2013 is intended to be repaid. We currently do not plan to refinance this bond maturity.

Due to these financing activities, the ratio of total financial debt to equity and liabilities increased slightly to 19% at the end of 2012 (17% as at December 31, 2011). Total financial debt consists of bank loans, bonds, and private placements. While we monitor these ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions	2012	2011	Change
Cash and cash equivalents	2,477	4,965	–2,488
Current investments	15	636	–621

Group liquidity	2,492	5,601	–3,109
Current bank loans	0	101	–101
Current private placement transactions	0	423	–423
Current bonds	600	600	0

Net liquidity 1	1,892	4,477	–2,585
Non-current bank loans	0	1	–1
Non-current private placement transactions	2,094	1,240	854
Non-current bonds	2,300	1,600	700

Net liquidity 2	–2,502	1,636	–4,138

Net liquidity 1 is Group liquidity minus current financial debt. The decrease of current financial debts relates to repayments, mainly two tranches (€423 million) of the promissory notes, we issued in 2009.

Net liquidity 2 is net liquidity 1 minus non-current financial debt. In 2012, we sucessfully placed a two-tranche Eurobond transaction totalling €1.3 billion and a US private placement transaction of US$1.4 billion consisting of several tranches. This was partly offset by repayments of a Eurobond tranche (€600 million) and two tranches (€188 million) of the promissory notes, we issued in 2009.

We intend to reduce our financial debt as and when the debt falls due. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. We currently have no concrete plans for future share buybacks.

For further information about our financial debt, see Note (17b).

Distribution Policy

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

In 2012, we were able to distribute €1,310 million in dividends from our 2011 profit (as compared to €713 million in 2011 and €594 million in 2010 related to 2010 and 2009 profit, respectively),

representing €1.10 per share, including a special dividend of €0.35 per share to celebrate SAP’s 40th anniversary. Aside from the distributed dividend, in 2012, 2011, and 2010 we also returned €53 million, €246 million, and €220 million respectively to our shareholders by repurchasing our own shares.

Commitments exist in connection with our equity-settled share-based payments (as described in Note (27)), which we intend to meet by reissuing treasury shares or issuing ordinary shares. For more information about contingent capital, see Note (20).

(22)	Other Financial Commitments and Contingent Liabilities

Other Financial Commitments

Our other financial commitments as at December 31, 2012, and 2011, were as follows:

Other Financial Commitments

€ millions	2012	2011
Operating leases	923	878
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	66	76
Other purchase obligations	522	496
Purchase obligations	588	572

Total	1,511	1,450

Our operating leases relate primarily to the lease of office space, hardware, and cars, with remaining non-cancelable lease terms between less than one and 35 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities, hardware, software, patents, office equipment, and vehicle purchase obligations. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

Commitments under operating leasing contracts and purchase obligations as at December 31, 2012, were as follows:

Other Financial Commitments

€ millions	Operating Leases	Purchase Obligations
Due 2013	238	317
Due 2014–2017	527	218
Due thereafter	158	53

Total	923	588

Our rental and operating lease expenses were €277 million, €241 million, and €267 million for the years 2012, 2011, and 2010, respectively.

Contingent Liabilities

In the normal course of business, we usually indemnify our customers against liabilities arising from a claim that our software products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. In addition, we occasionally grant function or performance guarantees in routine consulting contracts or development arrangements. Also, our software license agreements generally include a clause guaranteeing that the software substantially conforms to the specifications as described in applicable documentation for a period of six to 12 months from delivery. Our product and service warranty liability, which is measured based on historical experience and evaluation, is included in other provisions (see Note (18b)).

For contingent liabilities related to litigation matters, see Note (23).

(23)	Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million as at December 31, 2011, US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

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

For a description of the development of the provisions recorded for litigation, see Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (vs. the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal.

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

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sougth unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties are appealing and the appeal briefs have been filed. The hearing is scheduled for February 2013. Additionally, SAP has filed a petition with the United States Patent Office (“USPTO”) challenging the validity of the asserted Versata patent. The USPTO has granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review).

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleged that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB set the amount in dispute at €1 million and sought permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancelation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancelation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleged that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB sought unspecified monetary damages and permanent injunctive relief. In February 2013, SAP and CSB resolved this dispute for an amount not material to SAP’s business, financial position, profit, or cash flows.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents. SAP, along with the other defendants, is now appealing. The hearing is scheduled for March 2013.

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

In November 2012, SAP filed a motion to dismiss based on a procedural aspect of the case. The court followed SAP’s argument and dismissed the claim by Securinfo. Securinfo appealed against this decision on December 19, 2012.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For more information about income tax risk-related litigation, see Note (10).

(24)	Financial Risk Factors

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

As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (25).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, the Intellectual Property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of most of the IP holders is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Canadian dollar, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, during 2012 we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisitions of SuccessFactors and Ariba, Inc. as the funds were provided through our free cash and acquisition term loans, both generated in euros. For more information, see Note (25).

b) Interest Rate Risk

Interest-rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed-rate instruments and in the interest to be paid or received for variable-rate instruments. We are exposed to interest-rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

As at December 31, 2012, our liquidity was mainly invested in time deposits and bonds with fixed yields, and money market instruments with variable yields, held as cash equivalents and current and non-current investments. Since we do not account for the fixed-yield time deposits held at year-end at fair value, we are not exposed to an interest-rate risk with regard to these investments. However, a fair value interest rate exposure arises from the bonds classified as available for sale. Also, we are exposed to a cash flow risk from the variable-yield money market funds, mainly held in the U.S.

As at December 31, 2012, we are not exposed to an interest-rate risk from our financing activities (for more information about the individual instruments, see Note (17b)) as all our issued bonds with a total volume of €2.9 billion, the U.S. private placement notes with a volume of US$2.65 billion, and the remaining tranche of €86 million of the German promissory notes pay fixed interest.

c) Equity Price Risk

Equity-price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in listed equity securities (2012: €52 million; 2011: €39 million) and our share-based payments (for the exposure from these plans, see Note (27)).

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

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2012, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2012. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (23).

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2012	2013	2014	2015	2016	2017	Thereafter
Non-derivative financial liabilities
Trade payables	–684	–684	0	0	0	0	0
Financial liabilities	–5,051	–757	–705	–874	–534	–904	–1,922

Total of non-derivative financial liabilities	–5,735	–1,441	–705	–874	–534	–904	–1,922

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–195
Cash outflows		–2,996	–10	–10	–10	–9	–26
Cash inflows		2,875	0	0	0	0	0
Currency derivatives with designated hedge relationship	–2
Cash outflows		–157	0	0	0	0	0
Cash inflows		154	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	0
Cash outflows		0	0	0	0	0	0
Cash inflows		0	0	0	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	46
Cash outflows		–2,690	0	0	0	0	0
Cash inflows		2,735	0	0	0	0	0
Currency derivatives with designated hedge relationship	29
Cash outflows		–460	0	0	0	0	0
Cash inflows		485	0	0	0	0	0

Total of derivative financial liabilities and assets	–122	–54	–10	–10	–10	–9	–26

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2011	2012	2013	2014	2015	2016	Thereafter
Non-derivative financial liabilities
Trade payables	–727	–727	0	0	0	0	0
Financial liabilities	–4,034	–1,264	–687	–840	–276	–495	–792

Total of non-derivative financial liabilities	–4,761	–1,991	–687	–840	–276	–495	–792

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–179
Cash outflows		–2,887	–10	–10	–10	–10	–40
Cash inflows		2,797	0	0	0	0	0
Currency derivatives with designated hedge relationship	–34
Cash outflows		–569	–50	0	0	0	0
Cash inflows		534	49	0	0	0	0
Interest rate derivatives with designated hedge relationship	–8
Cash outflows		–9	–5	–3	0	0	0
Cash inflows		6	3	1	0	0	0
Derivative financial assets
Currency derivatives without designated hedge relationship	118
Cash outflows		–2,172	0	0	0	0	0
Cash inflows		2,281	0	0	0	0	0
Currency derivatives with designated hedge relationship	4
Cash outflows		–82	0	0	0	0	0
Cash inflows		87	0	0	0	0	0

Total of derivative financial liabilities and assets	–99	–14	–13	–12	–10	–10	–40

The change in our non-derivative financial liabilities will lead to an overall increase in cash outflows compared to the end of 2012. This is because the 2012 financing activities totaled €2.3 billion whereas repayments were only €1.3 billion in 2012. For more information, see Note (17b).

(25)	Financial Risk Management

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

In the following sections we provide details on the management of each respective financial risk and our related risk exposure. In the sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or other comprehensive income, we determine the periodic effects by relating the hypothetical changes in the risk variables to the balance of financial instruments at the reporting date.

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

In addition, during 2012 we held foreign currency options and deal-contingent forward contracts to partially hedge the cash flow risk from the consideration paid in U.S. dollars for the acquisitions of SuccessFactors and Ariba.

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

In 2012, net gains totaling €17 million (2011: net losses of €14 million; 2010: net losses of €55 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2012 and 2011, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in all years reported. In 2012, we reclassified net losses of €24 million (2011: net losses of €13 million; 2010: net losses of €44 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 15 months from the date of the statement of financial position. It is estimated that €20 million of the net gains recognized in other comprehensive income in 2012, will be reclassified from other comprehensive income to profit or loss during fiscal year 2013.

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the value-at-risk method to quantify our risk positions and to manage foreign currency exchange rate risk. Our calculation of the value-at-risk includes both, our foreign currency-denominated financial instruments, and our forecasted intercompany transactions, although the latter are scoped out of IFRS 7. As our internal calculation of value-at-risk is thus not in line with the requirements of IFRS 7, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

•

Since the SAP Group’s entities generally operate in their functional currencies, the majority of our non-derivative monetary financial instruments, such as cash and cash equivalents, trade receivables, trade payables, loans to employees and third parties, bank liabilities, and other financial liabilities, are denominated in the respective entities’ functional currency. Thus, a foreign currency exchange rate risk in these transactions is nearly non existent. In exceptional cases and limited economic environments, operating and financing transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where we hedge against currency impacts on cash flows, these foreign-currency-denominated financial instruments are economically converted into the functional currency by the use of forward exchange contracts or options. Therefore, fluctuations in foreign currency exchange rates neither have a significant impact on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments.

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

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

•	Derivatives held within a designated cash-flow hedge relationship (excluding the interest element, which is not part of the assigned cash flow hedge relationships)

•	Foreign currency embedded derivatives

•	The foreign currency options held as at December 31, 2011, in connection with the acquisition of SuccessFactors.

If we do not have a significant exposure towards a single currency, we disclose our sensitivity to our major foreign currencies (as described in Note (24)) in total.

Foreign Currency Sensitivity

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
€ millions	2012	2011	2010	2012	2011	2010
Derivatives held within a designated cash-flow hedge relationship
All major currencies –10%				60	70	46
All major currencies +10%				–60	–70	–46
Embedded derivatives
Swiss franc –10%	38	41	42
Swiss franc +10%	–38	–41	–42
other currencies –10%	3	0	0
other currencies +10%	–3	0	0
Freestanding foreign currency options related to SuccessFactors acquisition
U.S. dollar –10%	0	6	0
U.S. dollar +10%	0	–50	0

Our foreign currency exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Foreign Currency Exposure

€ billions	2012	2011
Year end exposure towards all our major currencies	1.0	2.4
Average exposure	2.4	1.3
Highest exposure	3.7	2.4
Lowest exposure	1.0	0.8

Our sensitivity to foreign currency exchange rate fluctuations has decreased compared to the year ended December 31, 2011, mainly because there were no acquisition-related foreign currency derivatives outstanding.

Interest Rate Risk Management

The primary aim of our interest rate risk management is to reduce profit or loss volatility by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2012, a cash flow interest rate risk existed with regard to our investing activities in money market instruments with variable yields in the amount of €396 million.

All (2011: 97%) of our total interest-bearing financial liabilities outstanding as at December 31, 2012, had a fixed interest rate whereas 65% (2011: 69%) of our interest-bearing investments had a fixed interest rate.

Therefore, we are mainly exposed to an interest rate risk from our variable-yield money market instruments.

Derivatives with Designated Hedge Relationship (Cash Flow Hedges)

During 2012, we held interest rate derivatives with a designated hedge relationship for which we reclassified net losses of €7 million (2011: net losses of €4 million; 2010: net losses of €6 million) out of other comprehensive income to finance income, net due to the hedged items affecting income or being repaid early. We did not record any ineffectiveness for these hedges in any of the fiscal years reported.

Interest Rate Exposure

A sensitivity analysis is provided to show our interest rate risk exposure, considering the following:

•

Changes in interest rates only affect non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, we do not have a fair value risk in our non-derivative financial liabilities as we account for them at amortized cost. On December 31 of each year end reported, we had fixed-rate bonds classified as available-for-sale as described in Note (24). We therefore consider interest rate changes relating to the fair value measurement of such fixed-rate non-derivative financial assets classified as available-for-sale in the equity-related sensitivity calculation.

•

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable-rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

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

If, on December 31, 2012, 2011, and 2010, interest rates had been 100 basis points higher (20 basis points lower), this would not have had a material effect on the following:

•	The gains/losses on available-for-sale financial assets positions in other comprehensive income

•	Finance income, net for our variable-interest-rate investments and financial debt

•	The effective portion of the interest rate cash flow hedge in other comprehensive income

Our interest rate exposure as at December 31 (and if year end exposure is not representative, also our average/high/low exposure) was as follows:

Interest rate risk exposure

€ billions	2012				2011
	Year end	Average	High	Low	Year end	Average	High	Low
Fair value interest rate risk
From investments	0.03	0.1	0.3	0	0.4	0.25	0.5	0
Cash flow interest rate risk
From investments	0.4	0.9	1.4	0.4	1.4	1.3	1.4	0.875
From financing	0	1.1	3.2	0	0.1	0.308	1.1	0.1

Equity-Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2012: €52 million; 2011: €39 million) are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2012 (2011), would not have a material impact on the value of our investments in marketable equity securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2012, would have increased (decreased) our share-based payment expenses by €139 million (€117 million) (2011: increased by €27 million (decreased by €25 million); 2010: €53 million).

Credit Risk Management

To mitigate the credit risk for our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least BBB which was lowered from A– due to the current market environment. We only make investments in issuers with a lower rating in exceptional cases. However, such investments were not material in 2012. The weighted average rating of our financial assets is in the range A to A–. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds of non-financial corporations with at least investment grade rating level.

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

Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances (described in detail in Note (3)). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (13). For information about the maximum exposure to credit risk, see Note (24).

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

In order to retain high financial flexibility, as at December 15, 2010, SAP AG entered into a €1.5 billion syndicated credit facility agreement with an initial term of five years ending in December 2015. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 45 basis points to 75 basis points, depending on the amount drawn. We are also required to pay a commitment fee of 15.75 basis points per annum on the unused available credit. Since the inception, we have not drawn on the facility. Furthermore, as at December 15, 2011, SAP AG secured another credit facility in the amount of €200 million bearing fixed interest with the exact borrowing rate determined at the date of drawdown at the applicable EURIBOR plus a margin of 35 basis points per annum.

Additionally, as at December 31, 2012, and 2011, SAP AG had available lines of credit totaling €489 million and €490 million, respectively. As at December 31, 2012, and 2011, there were no borrowings outstanding under these lines of credit. As at December 31, 2012, and 2011, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €48 million and €54 million, respectively. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2012, and borrowings as at December 31, 2011, were immaterial.

(26)	Additional Fair Value Disclosures on Financial Instruments

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC).

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Since the line items “Trade receivables,” “Trade payables”, and “Other financial assets” contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Fair Values of Financial Instruments

€ millions		2012						2011
		Book Value 12/31 /2012	Measurement Categories			Fair Value 12/31 /2012	Not in Scope of IFRS 7	Book Value 12/31 /2011	Measurement Categories			Fair Value 12/31 /2011	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,477	2,477			2,477		4,965	4,965			4,965
Trade receivables	L&R	4,005	3,837			3,837	168	3,577	3,431			3,431	145
Other financial assets		787						1,355
Debt securities	L&R/AFS				29	29					400	400
Equity securities	AFS			149	52	52	46			122	39	39	47
Other non-derivative financial assets	L&R		159			159	208		396			396	186
Derivative assets
With hedging relationship	–				29	29					4	4
Without hedging relationship	HFT				115	115					161	161
Liabilities
Trade payables	AC	–933	–684			–684	–249	–980	–727			–727	–253
Financial liabilities		–5,248						–4,256
Non-derivative financial liabilities	AC		–5,051			–5,228			–4,034			–4,107
Derivatives
With hedging relationship	–				–2	–2					–43	–43
Without hedging relationship	HFT				–195	–195					–179	–179
Total financial instruments, net		1,088	738	149	28	589	173	4,661	4,031	122	382	4,340	125
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	115			115	115		161			161	161
Available-for-sale	AFS	230		149	81	81		561		122	439	439
Loans and receivables	L&R	6,641	6,473			6,473	168	8,937	8,792			8,792	145
Financial liabilities
At fair value through profit or loss	HFT	–195			–195	–195		–179			–179	–179
At amortized cost	AC	–5,984	–5,735			–5,912	–249	–5,014	–4,761			–4,834	–253
Outside scope of IAS 39
Financial instruments related to employee benefit plans		208					208	186					186
Investment in associates		46					46	47					47
Derivatives with hedging relationship		27			27	27		–39			–39	–39
Total financial instruments, net		1,088	738	149	28	589	173	4,660	4,031	122	382	4,340	125

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

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Marketable available-for-sale debt and equity investments: The fair values of these marketable securities are based on quoted market prices as at December 31.

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

•

Derivative financial instruments: The fair value of foreign exchange forward contracts is based on discounting the expected future cash flows over the respective remaining term of the contracts using the respective deposit interest rates and spot rates. The fair value of our foreign currency options is calculated taking into account current spot rates and strike prices, the volatility of the respective currencies, the remaining term of the options as well as market interest rates. The fair value of the derivatives entered into to hedge our share-based payments are calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.

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

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income as at December 31, 2012, to the three levels of the fair value hierarchy according to IFRS 7.

Classification of Financial Instruments

	2012				2011
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Debt investments	29	0	0	29	400	0	0	400
Equity investments	52	0	0	52	18	21	0	39
Available-for-sale financial assets	81	0	0	81	418	21	0	439
Derivative financial assets	0	144	0	144	0	165	0	165

Total	81	144	0	225	418	186	0	604

Financial liabilities
Derivative financial liabilities	0	197	0	197	0	222	0	222

Total	0	197	0	197	0	222	0	222

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

(27)	Share-Based Payments

SAP has granted awards under various cash-settled and equity-settled share-based payments to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payments, none of which, individually or in the aggregate, are material to the Consolidated Financial Statements.

a)	Cash-Settled Share-Based Payments

SAP’s stock appreciation rights are cash-settled share-based payments and include the following programs: Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI Plan for the Executive Board and Global Managing Board) 2015, Stock Option Plan (SOP 2007 (2008 tranche)), SOP Performance Plan 2009 (SOP PP), Stock Option Plan 2010 (SOP 2010 (2010–2012 tranches)), BO Rights (former Business Objects awards assumed in connection with the Business

Objects acquisition in 2008), acquired SFSF Rights (former SuccessFactors awards assumed in connection with the SuccessFactors acquisition in 2012), and acquired Ariba Rights (former Ariba awards assumed in connection with the Ariba acquisition in 2012). SAP purchased various call options to hedge part of the anticipated cash flow exposure relating to its share-based payments. The call options have been structured to replicate the payouts required, if any, under the terms of the rights. Through the hedging program, the change in fair value of the call options offsets the personnel expense on the options recognized.

The following parameters and assumptions were used for calculating the fair value at grant date:

Fair Value and Parameters at Grant Date by Cash-Settled Plan

	2012					2011	2010
Plan	LTI Plan 2015 (2012 Tranche)	EPP 2015 (2012 Tranche)	SOP 2010 (2012 Tranche)	SFSF Rights1)	Ariba Rights1)	SOP 2010 (2011 Tranche)	SOP 2010 (2010 Tranche)
	2/7/–
Grant date	9/1/2012	4/5/2012	6/8/2012	2/21/2012	10/1/2012	6/9/2011	9/9/2010
Weighted average fair value	€45.33	€49.91	€8.16	€30.24	€34.79	€8.24	€6.46
Expected life in years	3.9	0.8	5.7	n.a.	n.a.	5.8	5.8
Risk-free interest rate (depending on maturity)	0.56%	0.10%	0.64%	n.a.	n.a.	2.64%	1.63%
Grant price of SAP share	€46.01	€46.01	€44.80	n.a.	n.a.	€42.03	€35.48
Price of SAP share	€48.20	€50.78	€45.38	n.a.	n.a.	€41.73	€35.45
Expected volatility of SAP shares	n.a.	n.a.	30.2%	n.a.	n.a.	27.1%	26.9%
Expected dividend yield of SAP shares	1.53%	2.14%	2.07%	n.a.	n.a.	1.66%	1.65%

1)	Fair value at acquisition date

As at December 31, 2012, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End for Cash-Settled Plans

	LTI Plan 2015 (2012 Tranche)		EPP 2015 (2012 Tranche)		SOP 2007 (2008 Tranche)	SOP PP	SOP 2010 (2010–2012 Tranche)	SFSF Rights	Ariba Rights	BO Rights
Option pricing model used	Other	[1]	Other	[1]	Binomial	Monte- Carlo	Monte-Carlo	n.a.	n.a.	Other	[1]
Range of grant dates	2/7/2012		4/5/2012		3/3/2008	5/6/2009	9/9/2010	2/21/2012	10/1/2012	2/10/1998
	9/1/2012						6/8/2012			1/21/2008
Quantity of awards issued in thousands	349		2,752		8,650	10,321	18,920	4,534	4,091	5,162
Weighted average fair value as at December 31, 2012	€57.79		€60.69		€23.30	€7.36	€17.06	€30.32	€34.11	€57.06
Weighted average intrinsic value as at December 31, 2012	€60.69		€60.69		€24.73	€4.76	€14.79	€30.32	€34.11	€57.06
Expected remaining life as at December 31, 2012 in years	3.1		0.1		0.1	1.2	4.1	0.9	0.7	1.9
Risk-free interest rate (depending on maturity)	0.06%		0.00%		–0.01%	–0.04%	0.03% to 0.41%	n.a.	n.a.	n.a.
Expected volatility SAP shares	n.a.		n.a.		55.0%	19.8%	25.8% to 29.6%	n.a.	n.a.	n.a.
Expected dividend yield SAP shares	1.55%		n.a.		1.55%	1.55%	1.55%	n.a.	n.a.	n.a.
Share price of reference index	n.a.		n.a.		n.a.	€192.95	n.a.	n.a.	n.a.	n.a.
Expected volatility reference index	n.a.		n.a.		n.a.	5.5%	n.a.	n.a.	n.a.	n.a.
Expected dividend yield reference index	n.a.		n.a.		n.a.	1.39%	n.a.	n.a.	n.a.	n.a.
Expected correlation SAP share/reference index	n.a.		n.a.		n.a.	42.1%	n.a.	n.a.	n.a.	n.a.

[1]

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

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

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2012, 2011, and 2010:

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

€ thousands	LTI Plan 2015 (2012 Tranche)	EPP 2015 (2012 Tranche)	SOP 2007 (2007/ 2008 Tranche)	SOP PP	SOP 2010 (2010 – 2012 Tranche)	SFSF Rights	Ariba Rights	BO Rights
Outstanding as at 12/31/2009	n.a.	n.a.	13,488	10,078	n.a.	n.a.	n.a.	1,887
Granted in 2010	n.a.	n.a.	0	0	5,397	n.a.	n.a.	0
Exercised/paid in 2010	n.a.	n.a.	–167	0	0	n.a.	n.a.	–571
Expired in 2010	n.a.	n.a.	0	0	0	n.a.	n.a.	0

Forfeited in 2010	n.a.	n.a.	–323	–503	–24	n.a.	n.a.	–216

Outstanding as at 12/31/2010	n.a.	n.a.	12,998	9,575	5,373	n.a.	n.a.	1,100
Granted in 2011	n.a.	n.a.	0	0	5,192	n.a.	n.a.	0
Exercised/paid in 2011	n.a.	n.a.	–8,172	0	0	n.a.	n.a.	–432
Expired in 2011	n.a.	n.a.	0	0	0	n.a.	n.a.	0
Forfeited in 2011	n.a.	n.a.	–832	–632	–515	n.a.	n.a.	–130

Outstanding as at 12/31/2011	n.a.	n.a.	3,994	8,943	10,050	n.a.	n.a.	538

Granted in 2012	349	2,752	0	0	8,331	4,534	4,091	0
Adjustment based upon KPI achievement in 2012	117	880	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Exercised/paid in 2012	0	0	–3,170	–3,294	0	–1,826	–1,587	–195
Expired in 2012	0	0	–414	0	0	0	0	0
Forfeited in 2012	0	–130	–8	–805	–954	–305	–144	–30

Outstanding as at 12/31/2012	466	3,502	402	4,844	17,427	2,403	2,360	313

Additional information
Awards exercisable as at 12/31/2010	n.a.	n.a.	12,998	0	0	n.a.	n.a.	1,060
Awards exercisable as at 12/31/2011	n.a.	n.a.	3,994	8,943	0	n.a.	n.a.	538

Awards exercisable as at 12/31/2012	0	0	402	4,844	0	0	0	313

Aggregate intrinsic value of vested awards in € millions, as at 12/31/2010	n.a.	n.a.	15	0	0	n.a.	n.a.	22
Aggregate intrinsic value of vested awards in € millions, as at 12/31/2011	n.a.	n.a.	15	0	0	n.a.	n.a.	10

Aggregate intrinsic value of vested awards in € millions, as at 12/31/2012	28	213	10	23	0	3	3	18

Weighted average share price in € for share options exercised in 2010	n.a.	n.a.	36.98	n.a.	n.a.	n.a.	n.a.	35.38
Weighted average share price in € for share options exercised in 2011	n.a.	n.a.	43.46	n.a.	n.a.	n.a.	n.a.	42.12

Weighted average share price in € for share options exercised in 2012	n.a.	n.a.	51.06	60.40	n.a.	30.32	34.11	49.40

Provision as at 12/31/2010 in € millions	n.a.	n.a.	59	36	4	n.a.	n.a.	24
Provision as at 12/31/2011 in € millions	n.a.	n.a.	20	28	27	n.a.	n.a.	17

Provision as at 12/31/2012 in € millions	53	212	9	36	137	39	51	18

Expense recognized in 2010 in € millions	n.a.	n.a.	0	21	4	n.a.	n.a.	6
Expense recognized in 2011 in € millions	n.a.	n.a.	–4	–8	28	n.a.	n.a.	5

Expense recognized in 2012 in € millions	53	216	3	20	74	38	21	9

a.1)	Employee Participation Plan (EPP) and Long Term Incentive Plan (LTI Plan) 2015

SAP implemented two new share-based payments in 2012: an Employee Participation Plan (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for members of the Executive Board and the Global Managing Board.

The plans are focused on SAP’s share price and the achievement of two financial key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit, which are derived from the Company’s 2015 financial KPIs. Under these plans, virtual shares, called restricted share units (RSUs), are granted to participants. Participants are paid out in cash based on the number of RSUs that vest.

Starting in 2012, the RSUs will be granted and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. Participants under the LTI Plan 2015 have already been granted a budget for the years 2012 – 2015. Almost all participants under the LTI Plan 2015 are members of the Executive Board. The total amount granted to the Executive Board members in 2012 was €55 million.

The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results for the last financial year prior to the performance period.

At the end of the given year, the number of RSUs that finally vest with plan participants depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally granted. If both KPIs achieve at least a defined 80% threshold, the RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest and RSUs granted for that year will be forfeited. For the year 2012, the RSUs granted at the beginning of the year vested with 133.55% achievement of such KPIs.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year performance period, whereas the RSUs for members of the Executive Board/Global Managing

Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which occurs starting in 2016.

The plans include a “look-back” provision, due to the fact that these plans are based on reaching certain KPI levels in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs granted in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited. For the EPP, the application of the “look-back”-provision is subject to approval by the Executive Board in 2015.

The final financial effect of each tranche of the EPP 2015 and the LTI Plan 2015 will depend on the number of vested RSUs and the SAP share price, which is set directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year under the EPP 2015 (of the respective three-year holding period under the LTI Plan 2015), and thus may be significantly above or below the budgeted amounts.

a.2)	SAP Stock Option Plan 2007 (SOP 2007 (2008 Tranche))

Under the SAP Stock Option Plan 2007, in 2008 we granted top executives and top performers cash-based virtual stock options, the value of which was dependent on the multi-year performance of the SAP share.

The virtual stock options granted under the SOP give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a vesting period of two years, the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse five years after the grant date.

The exercise price is 110% of the grant base value, which is derived from the average fair market value of one ordinary share over the 20 business days following the announcement date of the Company’s preliminary results for the preceding fiscal year. The awards granted in 2008 have a grant-base value of €32.69.

Monetary benefits under the SOP are capped at 100% of the exercise price (€35.96 for options granted in 2008).

a.3)	SOP Performance Plan 2009 (SOP PP)

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

Monetary benefits are capped at 110% of the grant price (€30.80). The dynamic exercise price at valuation date is €55.93.

a.4)	SAP Stock Option Plan 2010 (SOP 2010 (2010 – 2012 Tranches))

Under the SAP Stock Option Plan 2010, in 2010, 2011, and 2012 we granted members of the Senior Leadership Team, SAP’s Top Rewards (employees with an exceptional rating) and in 2010 and 2011 members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one ordinary share over the five business days prior to the Executive Board resolution date.

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can only exercise their virtual stock options provided they are employed by SAP; if they leave the company, they forfeit them. Executive Board members’ options are non-forfeitable once granted – if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of the respective term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €39.03 (€40.80) for the 2010 tranche, €46.23 (€48.33) for the 2011 tranche, and €49.28 for the 2012 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.5)	SuccessFactors Cash-Settled Awards Replacing Pre-Acquisition SuccessFactors Awards (SFSF Rights)

In conjunction with the acquisition of SuccessFactors in 2012, under the terms of the acquisition agreement, SAP exchanged unvested Restricted Stock Awards (RSAs), Restricted Stock Units (RSUs), and Performance Stock Units (PSUs) held by employees of SuccessFactors for cash-settled share-based payment awards of SAP (SFSF Rights).

RSAs, RSUs, and PSUs unvested at the closing of the acquisition were converted into the right to receive at the originally agreed vesting dates, an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$40.00 per share.

There were 4,533,713 unvested RSAs, RSUs, and PSUs at the acquisition date, representing a fair value of €128 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €59 million was allocated to consideration transferred and €68 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the original vesting terms – the remaining vesting period for such SuccessFactors Rights are in a range of up to four years from acquisition date. From February 21, 2012, to December 31, 2012, 1,821,943 SFSF Rights vested. The unrecognized expense related to SFSF Rights was €34 million as at December 31, 2012, and will be recognized over a remaining vesting period of up to 3.0 years.

a.6)	Ariba Cash-Settled Awards Replacing Pre-Acquisition Ariba Awards (Ariba Rights)

The terms of the acquisition agreement under which SAP acquired Ariba in 2012 required SAP to exchange unvested Restricted Stock Awards (RSAs) and Restricted Stock Units (RSUs) held by employees of Ariba for cash-settled share-based payment awards of SAP (Ariba Rights).

RSAs and RSUs unvested at the closing of the acquisition were converted into the right to receive an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$45.00 per share in accordance with the respective vesting terms.

There were 4,091,225 unvested RSAs and RSUs at the acquisition date, representing a fair value of €138 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €86 million was allocated to consideration transferred and €52 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the vesting terms – the remaining vesting period for such Ariba Rights are in a range of up to 3.5 years at acquisition date (in accordance with the originally agreed vesting dates). From October 1, 2012, to December 31, 2012, 1,586,747 Ariba Rights vested. The unrecognized expense related to Ariba Rights was €30 million as at December 31, 2012, and will be recognized over a remaining vesting period of up to 3.25 years.

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

The replaced awards had vesting periods in the range of two to five years, and contractual terms in the range of two to ten years.

The replacing awards closely mirror the terms of the replaced awards (including conditions such as exercise price and vesting) except that:

•	The replaced awards were planned to be settled by issuing equity instruments, whereas the replacing awards are settled in cash either through the CPM or through the LAM.

•

The replaced awards were indexed to Business Objects’ share price whereas the replacing awards are indexed to SAP’s share price as follows: SAP’s offering price for Business Objects shares during the tender offer (€42) is divided by SAP AG’s share price at the tender offer closing date (€32.28), and the result is multiplied by the weighted average closing price of the SAP share during the 20 trading days preceding the exercise or disposition date.

The benefit resulting from the stock option exercise or the RSUs vesting is either paid directly to the employees (in countries where the CPM applies) or the employees continue to receive shares of Business Objects on stock options exercise or RSUs vesting (in countries where the LAM applies). In these cases, the employees have a put option to resell the shares to SAP within three months from exercise, while SAP has a call option on these shares.

In both cases, these awards are accounted for as a cash-settled award because the obligation to the employee is ultimately settled in cash, both under the CPM and the LAM mechanism. The weighted average exercise price is €20.42.

b)	Equity-Settled Share-Based Payments

Equity-settled plans include primarily the Share Matching Plan (SMP).

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one (in 2012: five) free matching share of SAP for every three SAP shares acquired.

The terms for the members of the Senior Leadership Team (SLT) are slightly different than those for the employees. Members of the SLT do not receive a discount when purchasing the shares. However, after a three-year holding period, members of the SLT receive two (in 2012: five) free matching shares of SAP stock for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

The following table shows the parameters and assumptions used at grant date to determine the fair value of free-matching shares, as well as the quantity of shares purchased and free-matching shares granted through this program in 2012, 2011, and 2010:

Fair Value and Parameters at Grant Date for SMP

	2012	2011	2010
Grant date	6/6/2012	6/8/2011	9/8/2010
Share price at grant date	€45.43	€41.73	€35.45
Purchase price set by the Executive Board	€48.23	€44.07	€35.12
Risk-free interest rate	0.12%	1.95%	0.82%
Expected dividend yield of SAP shares	2.13%	1.70%	1.65%
Expected life of free-matching shares in years	3.0	3.0	3.0
Free-matching share fair value at grant date	€42.54	€39.69	€33.71
Number of shares purchased in thousands	1,926	1,334	1,591
Free-matching shares granted in thousands	3,210	481	571

The following table shows the breakdown of the expense recognized for this program in 2012, 2011, and 2010 and the unrecognized expense at year end in € millions:

Recognized and Unrecognized Expense at Year End for SMP

€ millions, unless otherwise stated	2012	2011	2010
Expense recognized relating to discount	34	22	24
Expense recognized relating to vesting of free-matching shares	34	9	2

Total expense relating to SMP	68	31	26

Unrecognized expense as at December 31	107	22	15
Average remaining vesting period in years as at December 31	2.2	2.2	2.7

(28)	Segment and Geographic Information

General	Information

Following SAP’s increased focus on the cloud business, in the 3rd quarter of 2012 we changed both the structure of the components that SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes. As part of this realignment, the previous Consulting and Training segments have been aggregated into the On-Premise Services segment. Certain activities of the previous Consulting and Training segments were shifted to the On-Premise Product segment. Discrete financial information for the previous Consulting and Training segments is no longer used by SAP management.

At the beginning of the first quarter of 2012, we had already integrated the activities of the former Sybase segment into the segments existing at that time (Product, Consulting, Training). The decision to discontinue Sybase as an independent organization and the subsequent integration was driven by our decision to support our planned growth in the area of mobility and database & technology. Subsequent to the integration, discrete financial information for the previous Sybase segment is no longer used by SAP management.

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

•	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), distinct from software for delivery in the cloud)

•	Within the On-Premise division, the types of services offered

•	Within the Cloud division, the fields in which the cloud applications are used

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services. In the third quarter of 2012, our Cloud division was comprised of one operating segment: Cloud Applications. Following the acquisition of Ariba, we established a second operating segment in the Cloud division, mainly consisting of the acquired Ariba business (Ariba). The operations of Crossgate, which we acquired in 2011, are also included in the operating segment containing the acquired Ariba business. All operating segments are reportable segments.

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises) and mobile software (that is, software designed for use on mobile devices) and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, professional services, educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue from its cloud-based collaborative business network.

Information About Profit or Loss, Assets, and Liabilities

Operating Segments Revenue and Profit or Loss

	On-Premise Division			Cloud Division			Total
€ millions	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
2012
External revenue	12,881	2,967	15,848	336	120	456	16,304
Cost of revenue	–1,990	–2,298	–4,289	–158	–75	–233	–4,523
Gross profit	10,891	669	11,559	178	45	223	11,782
Sales and marketing costs	–3,410	0	–3,410	–231	–43	–275	–3,684
Operating segment profit/loss	7,481	669	8,150	–53	2	–51	8,098
2011
External revenue	11,325	2,901	14,226	29	4	33	14,260
Cost of revenue	–1,762	–2,201	–3,963	–66	–9	–75	–4,038
Gross profit	9,564	700	10,264	–37	–5	–42	10,222
Sales and marketing costs	–2,919	0	–2,919	–32	–2	–34	–2,954
Operating segment profit/loss	6,644	700	7,344	–69	–7	–77	7,268
2010
External revenue	9,853	2,663	12,516	21	0	21	12,537
Cost of revenue	–1,569	–2,041	–3,610	–60	–4	–64	–3,674
Gross profit	8,284	622	8,906	–39	–4	–43	8,863
Sales and marketing costs	–2,520	0	–2,520	–29	–1	–30	–2,550
Operating segment profit/loss	5,764	622	6,386	–68	–5	–73	6,313

Segment asset/liability information is not regularly provided to our CODM. Goodwill by operating segment is disclosed in Note (15).

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.

Most of our depreciation and amortization expense affecting operating segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all operating segments presented.

The accounting policies applied in the measurements of the operating segments’ revenues and profits differ from IFRS accounting principles described in Note (3) as follows:

•

The measurements of the operating segments revenues and profits generally attributes revenue to the segment based on the nature of the business regardless of revenue classification in our income statement. Thus, for example, the Cloud Applications segment’s revenue may include certain amounts classified as software revenue in our Consolidated Income Statements.

•

The measurements of the operating segments’ revenues and profits includes the recurring revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for customer contracts in effect at the time of an acquisition.

•

The measurements of the operating segments’ profits excludes share-based payment expense, and restructuring costs as well as research and development expense and general and administration expense at segment level. These expenses are managed and reviewed at the Group level only.

•	The measurements of the operating segments’ profits exclude the following acquisition-related charges:

•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

•	Expenses from purchased in-process research and development

•	Restructuring expenses and settlements of pre-existing relationships

•	Acquisition-related third-party costs that are required to be expensed

•

The measurements of the operating segments’ profits excludes results of the discontinued operations that qualify as such under IFRS in all respects except if they do not represent a major line of business. For all periods presented this relates exclusively to the operations of TomorrowNow.

Cost of revenue for our On-Premise Services segment also includes sales and marketing expenses related to professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services and as such, no sales and marketing expenses have been allocated to this segment.

Reconciliation of Revenues and Segment Results

€ millions	2012	2011	2010
Total revenues for operating segments	16,304	14,260	12,537
Adjustment recurring revenues	–81	–27	–74

Total revenue	16,223	14,233	12,464

Total profit for operating segments	8,098	7,268	6,313
Adjustment recurring revenues	–81	–27	–74
Research and development expense	–2,125	–1,898	–1,706
General and administration expense	–783	–685	–610
Other operating income/expense, net	23	25	9
Restructuring	–8	–4	3
Share-based payments	–522	–68	–58
TomorrowNow litigation / Loss from discontinued operations	0	717	–981
Acquisition-related charges	–537	–448	–305

Operating profit	4,065	4,881	2,591
Other non-operating income/expense, net	–173	–75	–186

Finance income, net	–68	–38	–67
Profit before tax	3,824	4,768	2,338

The research and development expense as well as the general and administration expense presented in the reconciliation differs from the corresponding expense in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

Geographic Information

The tables below show the breakdown of software revenue by location of contract negotiation and by customer location. The presentation by location of contract negotiation reflects the fact that in some cases, software contracts are negotiated and the customer’s buying decision is made in one country but an affiliated legal entity of the same customer in another country serves as the contracting party.

A revenue-by-region reporting based on the customer location attributes the revenue to the home country of the contracting legal entity. SAP believes that the location of the contract negotiation provides more useful insight into where the revenue was earned. Therefore, since the second quarter of 2012, we have reported software revenue both by customer location and by location of negotiation. Between these two views, the attribution of software revenues to the different geographies only differs for transactions where, based on objective evidence, all contract negotiations were performed in a country other than the domicile of the legal entity contracting on the customer’s behalf. Under both views, the software revenue from a given contract is always attributed to one geography, that is, revenues are not split between geographies.

Revenue by Region

Software Revenue by Places Where Contracts Were Negotiated

€ millions	2012	2011	2010
EMEA	2,005	1,852	1,555
Americas	1,774	1,534	1,305
APJ	879	722	549
SAP Group	4,658	4,107	3,410

Software Revenue by Location of Customers

€ millions	2012	2011	2010
EMEA	2,041	1,851	1,555
Americas	1,733	1,534	1,300
APJ	884	722	554
SAP Group	4,658	4,107	3,410

Software and Cloud Subscription Revenue by Location of Customers

€ millions	2012	2011	2010
EMEA	2,107	1,864	1,565
Americas	1,920	1,540	1,304
APJ	901	722	555
SAP Group	4,928	4,125	3,424

Software and Software-Related Service Revenue by Location of Customers

€ millions	2012	2011	2010
Germany	1,821	1,726	1,564
Rest of EMEA	4,285	3,803	3,319

Total EMEA	6,106	5,529	4,883

United States	3,537	2,870	2,497
Rest of Americas	1,283	1,088	930

Total Americas	4,820	3,958	3,427

Japan	699	579	448
Rest of APJ	1,540	1,253	1,036

APJ	2,239	1,832	1,484

SAP Group	13,165	11,319	9,794

Total Revenue by Location of Customers

€ millions	2012	2011	2010
Germany	2,380	2,347	2,195
Rest of EMEA	5,106	4,644	4,068

EMEA	7,486	6,991	6,263

United States	4,461	3,699	3,243
Rest of Americas	1,639	1,392	1,192

Americas	6,100	5,091	4,435

Japan	789	652	513
Rest of APJ	1,848	1,499	1,253

APJ	2,637	2,151	1,766

SAP Group	16,223	14,233	12,464

Non-Current Assets

€ millions	2012	2011
Germany	2,318	2,162
Rest of EMEA	5,371	5,537

EMEA	7,689	7,699

United States	10,476	4,513
Rest of Americas	97	96

Americas	10,574	4,609

Japan	22	12
Rest of APJ	216	196

APJ	238	208

SAP Group	18,500	12,516

Non-current assets as presented in the above table follow the requirements of IFRS 8 which requires a geographical breakdown of non-current assets excluding financial instruments, deferred tax assets, post-employment benefits and rights arising under insurance contracts.

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (7).

(29)	Board of Directors

Executive Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012

Bill McDermott

Co-Chief Executive Officer

Strategy and Business Development, Corporate Development, Marketing, Communications, Corporate Audit, Board Governance, Sustainability, Solutions, Global Sales and Global Partner and Channel Management

Board of Directors, ANSYS, Inc., Canonsburg, Philadelphia, United States Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Jim Hagemann Snabe

Co-Chief Executive Officer

Strategy and Business Development, Corporate Development,

Marketing, Communications, Corporate Audit, Board Governance, Sustainability, Solutions, Global R&D Portfolio, Processes and IT

Board of Directors, Thrane & Thrane A/S, Lyngby, Denmark (until June 29, 2012) Board of Directors, Bang & Olufsen a/s, Stuer, Denmark

Dr. Werner Brandt Chief Financial Officer Finance and Administration including Investor Relations and Data Protection & Privacy	Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany Supervisory Board, QIAGEN N.V., Venlo, the Netherlands

Lars Dalgaard (from April 12, 2012) Cloud Business including Strategy, Product Development, and Go-To-Market related Capabilities

Luisa Deplazes Delgado (from September 1, 2012) Human Resources, Labor Relations Director	Supervisory Board, INGKA Holding B.V. (also called the IKEA Group), Leiden, the Netherlands Board of Directors of SAFILO Group S.p.A., Padua, Italy

Gerhard Oswald Application Development and Support

Dr. Vishal Sikka

Technology and Innovation
Products Development for Technology and Platform Products, SAP Research, SAP Labs Network and SAP Ventures. SAP Chief Technology Officer for the overall technology, architecture and product standards across the entire SAP product portfolio

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012
Prof. Dr. h. c. mult. Hasso Plattner2), 4), 5), 7), 8) Chairman	Board of Directors, Bramasol, Inc., San Francisco, California, USA (from August 1, 2012) Supervisory Board, Oligo Lichttechnik GmbH, Hennef, Germany (from November 5, 2012)

Christiane Kuntz-Mayr1), 4), 5) Deputy Chairperson Deputy Chairperson of the Works Council at SAP AG

Pekka Ala-Pietilä5), 7), 8) Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Board of Directors, CVON Innovations Limited, London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk Ltd., London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk Services Oy, Helsinki, Finland (until May 20, 2012)

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk (NL) Ltd., London, UK (until August 1, 2012)

Chairman of the Board of Directors, Blyk (DE) Ltd., London, UK (until July 3, 2012)

Chairman of the Board of Directors, Blyk (ES) Ltd., London, UK(until August 1, 2012)

Chairman of the Board of Directors, Blyk (BE) Ltd., London, UK (until August 1, 2012)

Board of Directors, Blyk.nl NV, Amsterdam, the Netherlands (until May 23, 2012)

Chairman of the Board of Directors, Blyk.be SA, Hoeilaart, Belgium (until May 23, 2012)

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Board of Directors, Huhtamäki Oyj, Espoo, Finland (from April 24, 2012)

Thomas Bamberger (until May 23, 2012) Chief Audit Executive

Panagiotis Bissiritsas1), 2), 6) Support Expert

Prof. Anja Feldmann (from May 23, 2012)5) Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin

Prof. Dr. Wilhelm Haarmann2), 6), 8)

Attorney-at-law, certified public auditor, certified tax advisor

Senior Partner HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

Chairman of the Supervisory Board, CinemaxX AG, Hamburg, Germany (from August 30, 2012)

Chairman of the Supervisory Board, vwd Vereinigte Wirtschaftsdienste AG, Frankfurt a. M., Germany (from August 22, 2012 until December 15, 2012)

Margret Klein-Magar (from May 23, 2012)1), 2), 8) Vice President SAP Transformation

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012
Peter Koop (until May 23, 2012) Industry Business Development Expert

Lars Lamadé1), 2), 8) Project Manager OPD COO

Bernard Liautaud2), 5), 7) General Partner Balderton Capital, London, UK

Board of Directors, Clinical Solutions Holdings Ltd., Basingstoke, Hampshire, UK (until May 22, 2012)

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Cap Gemini, Paris, France

Board of Directors, Quickbridge (UK) Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, New York, United States

Board of Directors, Recorded Future, Inc., Cambridge, Massachusetts, United States (from January 30, 2012)

Board of Directors, eWise Group, Inc., Redwood City, California, United States (from August 30, 2012)

Board of Directors, Qubit Digital Ltd., London, UK (from November 26, 2012)

Dr. Gerhard Maier (until May 23, 2012) Development Project Manager

Dr. h. c. Hartmut Mehdorn4), 6) Independent Management Consultant	Board of Directors, Air Berlin PLC & Co. Luftverkehrs KG, Berlin Advisory Board, Fiege-Gruppe, Greven, Germany Board of Directors, RZD – Russian Railways, Moscow, Russia

Dr. Hans-Bernd Meier (until May 23, 2012) Independent Consultant for SAP Projects

Prof. Dr.-Ing. Dr. h. c. Dr.-Ing. E. h. Joachim Milberg (until May 23, 2012) Chairman of the Supervisory Board, BMW AG, Munich, Germany

Supervisory Board, Bertelsmann AG, Gütersloh, Germany

Supervisory Board, Festo AG, Esslingen, Germany

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Board of Directors, Deere & Company, Moline, Illinois, United States

Dr. Kurt Reiner (from May 23, 2012) 1), 5), 6) Development Expert

Mario Rosa-Bian (from May 23, 2012) 1), 4), 5) Project Principal Consultant

Dr. Erhard Schipporeit 3), 8) Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung AG, Hanover, Germany

Supervisory Board, Fuchs Petrolub AG, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Board of Directors, TUI Travel PLC, London, UK

Board of Directors, Fidelity Funds SICAV, Luxembourg

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2012

Stefan Schulz 1), 3), 5) Development Project Manager

Inga Wiele (from May 23, 2012) 1), 3), 5) Senior Internal Strategic Consultant

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer 3), 5) Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Supervisory Board, Heitech AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Supervisory Board, LEONI AG, Nuremberg, Germany

Supervisory Board, Festo AG & Co. KG, Esslingen, Germany (from April 19, 2012)

Information as at December 31, 2012

1)	Elected by the employees

2)	Member of the Company’s General and Compensation Committee

3)	Member of the Company’s Audit Committee

4)	Member of the Company’s Mediation Committee

5)	Member of the Company’s Technology and Strategy Committee

6)	Member of the Company’s Finance and Investment Committee

7)	Member of the Company’s Nomination Committee

8)	Member of the Company’s Special Committee

The total compensation of the Executive Board members for the years 2012, 2011, and 2010 was as follows:

Executive Board Compensation

€ thousands	2012	2011	2010
Short-term employee benefits	17,204	20,176	13,254
Share-based payment1)	14,855	4,016	3,920

Subtotal1)	32,059	24,191	17,174

Post-employment benefits	3,263	1,547	1,999
thereof defined-benefit	1,711	696	797
thereof defined-contribution	1,552	850	1,202
Termination benefits	0	4,125	10,948
Other long-term benefits	0	4,031	3,407

Total1)	35,322	33,894	33,527

1)	Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above are based on the grant date fair value of the restricted share units (RSUs) issued to Executive Board members during the year.

In addition to the LTI grant for 2012, the Executive Board members already received, in 2012, the LTI grants for the years 2013 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are linked to and thus, economically, compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) requires them to be included in the total compensation number for the year of grant. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the company. Since the contracts of Werner Brandt and Gerhard Oswald currently expire mid 2014 and the contracts for Lars Dalgaard and Luisa Deplazes Delgado expire mid 2015, the LTI grants for the years 2014 – 2015 (for Werner Brandt und Gerhard Oswald) respectively 2015 (for Lars

Dalgaard and Luisa Deplazes Delgado) had not yet been allocated with legally binding force in 2012.

The share-based payment amounts in the table above only disclose the LTI grants for the year 2012. Including the entire grants to the Executive Board for future years calculated as required under section 314 of the German Commercial Code (HGB), the share-based payment amounts to €55,085 thousands. Including this amount, the subtotal Executive Board compensation amounts to €72,289 thousands and the total Executive Board compensation amounts to €75,552 thousands.

Share-Based Payment for Executive Board Members

	2012	2011	2010
Number of RSUs granted	326,432	0	0
Number of stock options granted	0	475,227	559,926
Total expense in € thousands	57,429	4,420	2,988

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2012	2011	2010
PBO December 31	8,889	7,291	7,327
Annual pension entitlement	429	437	466

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on June 4, 2013, the total annual compensation of the Supervisory Board members for 2012 is as follows:

Supervisory Board Compensation

€ thousands	2012	2011	2010
Total compensation	2,981	3,028	2,875
thereof fixed compensation	901	874	870
thereof committee remuneration	340	465	325
thereof variable compensation	1,741	1,688	1,680

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

The total compensation of all Supervisory Board members in 2012 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,084 thousands (2011: €1,688 thousands; 2010: €1,028 thousands).

During the fiscal year 2012, payments to former Executive Board members were as follows:

Payments to / PBO for Former Executive Board Members

€ thousands	2012	2011	2010
Pension benefits	1,360	1,346	1,290
PBO	30,551	25,267	24,878

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2012, 2011, or 2010.

On December 31, 2012, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares	2012	2011	2010
Executive Board	35,271	20,569	13,747
Supervisory Board	121,363,858	121,524,139	122,156,130

(30)	Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (29). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

After his move from SAP’s Executive Board to SAP’s Supervisory Board in May 2003, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract provides for the reimbursement of out-of-pocket expenses only, which were immaterial to SAP in all periods presented.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90% of Bramasol, Inc., San Francisco, California, United States. He is also a member of the Board of Directors of Bramasol, Inc. Bramasol is an SAP partner with which we generated revenue which was immaterial to SAP in all periods presented. The amounts charged to SAP for the services of Bramasol were immaterial to SAP in all periods presented.

Hasso Plattner holds a 80% share in Hasso Plattner Ventures GmbH & Co. KG which itself held 25.65% of Datango AG at the time when SAP acquired the business activities of Datango AG through an asset deal in 2012. The purchase price agreed was €46 million, €37 million thereof were paid in 2012 and the remaining €9 million will be paid in 2013.

In 2011, SAP purchased land from Campus am Jungfernsee GmbH & Co. KG, a company that is wholly owned by Hasso Plattner. The purchase price agreed is €2.6 million to be paid in 2012.

SAP supports the family & kids @ work gemeinnützige UG organization (“family & kids @ work”). Family & kids @ work looks after children whose parents work for SAP and other employers in Germany. Christiane Kuntz-Mayr, who is the vice chairperson of the SAP Supervisory Board, is engaged by family & kids @ work as a manager. In 2012, SAP supported family & kids @ work with a total of €0.6 million in the form of a donation, an annual fee, and a payment made to secure that a defined number of spots in the daycare center are reserved for children of SAP employees (2011: €2.3 million).

Wilhelm Haarmann practices as a partner of the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany. The amounts charged to SAP for the services of HAARMANN Partnerschaftsgesellschaft were immaterial to SAP in all periods presented.

Please refer to Note (29) for disclosures of the compensation of our Executive Board and Supervisory Board members.

(31)	Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 23, 2012, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2012. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2012 and the previous years:

Fees for Audit and Other Professional Services

	2012			2011			2010
€ millions	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total	KPMG AG (Germany)	Foreign KPMG Companies	Total
Audit fees	2	8	10	2	7	9	2	8	10
Audit-related fees	2	0	2	0	0	0	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	4	8	12	2	7	9	2	8	10

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP AG and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past, or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(32)	Subsequent Events

No events have occurred after December 31, 2012 which have a material impact on the Company’s Consolidated financial statements.

(33)	Subsidiaries, Associates, and Other Equity Investments

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Ariba Deutschland GmbH, Frankfurt3)	100.0	769	15	1,099	13
OutlookSoft Deutschland GmbH, Walldorf	100.0	—	–1	–1	—
Plateau Systems GmbH, Garching3)	100.0	—	—	–177	—
SAP Beteiligungs GmbH, Walldorf	100.0	3	1	50	—
SAP Business Compliance Services GmbH, Siegen	100.0	4,164	–144	698	39
SAP Deutschland AG & Co. KG, Walldorf8),9)	100.0	2,934,138	551,439	1,317,337	4,990
SAP Dritte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),8)	100.0	—	8,668	561,821	—
SAP Erste Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),8)	100.0	—	303	804,847	—
SAP Foreign Holdings GmbH, Walldorf	100.0	–168	120	58	—
SAP Fünfte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf8)	100.0	—	150,799	2,423,451	—
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	—	0	26	—
SAP Portals Europe GmbH, Walldorf	100.0	—	84	124,199	—
SAP Portals Holding Beteiligungs GmbH, Walldorf	100.0	—	–311	930,126	—
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf5),8)	100.0	—	922	324,824	—
SAP Puerto Rico GmbH, Walldorf	100.0	33,029	–1,936	–4,086	30
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	—	–617	12,954	—
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf8)	100.0	—	0	25	—
SAP Ventures Investment GmbH, Walldorf3)	100.0	—	–2	7,601	—
SAP Vierte Beteiligungs- und Vermögensverwaltung GmbH, Walldorf	100.0	—	0	25	—
SAP Zweite Beteiligungs- und Vermögensverwaltung GmbH, Walldorf5),8)	100.0	—	–193,356	–28,320	—
SuccessFactors Germany GmbH, Garching3)	100.0	13,756	211	506	59
TechniData GmbH, Markdorf	100.0	246	–529	29,404	—

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa	100.0	—	314	1,408	—
Ariba Belgium N.V., Heverlee, Belgium3)	100.0	399	17	1,338	8
Ariba Czech s.r.o., Prague, Czech Republic3)	100.0	1,694	76	1,601	130
Ariba France, S.A.S., Paris, France3)	100.0	2,728	99	2,489	54
Ariba Iberia, S.L., Madrid, Spain3)	100.0	488	20	641	14
Ariba International Sweden AB, Stockholm, Sweden3)	100.0	620	30	264	10
Ariba Italia Srl, Rome, Italy3)	100.0	327	12	–739	9
Ariba Middle East & North Africa FZ-LLC, Dubai, United Arab Emirates3)	100.0	78	4	25	2
Ariba Slovak Republic s.r.o., Kosice, Slovakia3)	100.0	443	19	334	35
Ariba Switzerland GmbH, Zurich, Switzerland3)	100.0	252	12	1,028	5
Ariba Technologies Ireland Ltd., Dublin, Ireland3)	100.0	229	10	–97	11
Ariba Technologies Netherlands B.V., Amsterdam, the Netherlands3)	100.0	347	35	6,159	7
Ariba UK Limited, Egham, United Kingdom3)	100.0	3,387	468	5,057	58
Armstrong Laing Limited, London, United Kingdom	100.0	—	—	3,137	—
b-process, Paris, France3)	100.0	3,456	–408	–3,352	57
Business Objects (UK) Limited, London, United Kingdom10)	100.0	—	–481	31,945	—
Business Objects Holding B.V., s-Hertogenbosch, the Netherlands	100.0	—	16	4,224	—
Business Objects Software Limited, Dublin, Ireland	100.0	897,670	381,071	4,425,059	239
Cartesis UK Limited, London, United Kingdom	100.0	—	–3	0	—
Christie Partners Holding CV, Rotterdam, the Netherlands	100.0	—	–2	–21,826	—
Crossgate Italia S.p.A., Milan, Italy	100.0	778	–1,113	575	—
Crossgate UK Ltd., Slough, United Kingdom10)	100.0	448	–1,158	—	—
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	—	16	44,543	—
Crystal Decisions Holding Limited, Dublin, Ireland	100.0	—	21	77,729	—
Crystal Decisions UK Limited, London, United Kingdom10)	100.0	—	—	2,254	—
Edgewing Limited, London, United Kingdom	100.0	—	7	41	—
Epista Software A/S, Copenhagen, Denmark3)	100.0	2,718	1,238	4,977	10

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa3)	100.0	8	0	–1,003	—
Joe D Partners CV, Utrecht, the Netherlands	100.0	82,412	–27,686	526,853	—
Limited Liability Company “SAP Labs”, Moscow, Russia3)	100.0	393	12	1,004	5
Limited Liability Company SAP CIS, Moscow, Russia	100.0	402,792	16,259	105,133	749
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	27,735	–344	5,191	20
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	28,327	–290	–2,781	90
Merlin Systems Oy, Espoo, Finland	100.0	10,873	479	3,062	31
NL Quotaholder 1 B.V., Amsterdam, the Netherlands3)	100.0	—	—	—	—
NL Quotaholder 2 B.V., Amsterdam, the Netherlands3)	100.0	—	—	—	—
Plateau Systems UK Ltd., Guildford, United Kingdom3)	100.0	—	—	–7,310	—
Quadrem Africa Pty. Ltd., Johannesburg, South Africa3)	100.0	228	286	–355	93
Quadrem Europe S.A.S., Paris, France3)	100.0	–214	10	528	—
Quadrem Netherlands B.V., Amsterdam, the Netherlands3)	100.0	8,354	–6,445	45,700	4
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands3)	100.0	—	—	—	—
S.A.P. Nederland B.V., s-Hertogenbosch, the Netherlands	100.0	393,320	34,044	413,867	413
SAP – NOVABASE, A.C.E., Porto Salvo, Portugal	66.7	—	—	—	—
SAP (Schweiz) AG, Biel, Switzerland	100.0	606,328	86,113	188,968	617
SAP (UK) Limited, Feltham, United Kingdom	100.0	757,380	43,453	21,525	1,310
SAP Belgium NV/SA, Brussels, Belgium	100.0	208,428	10,241	119,918	254
SAP BULGARIA EOOD, Sofia, Bulgaria	100.0	3,129	225	879	4
SAP Business Services Center Europe, s.r.o., Prague, Czech Republic	100.0	26,387	293	7,574	341
SAP Business Services Center Nederland B.V., Utrecht, the Netherlands	100.0	265,062	6,383	39,984	45
SAP Commercial Services Ltd., Valletta, Malta	100.0	—	–5	–17	—
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	77,037	4,106	19,041	253
SAP CYPRUS Ltd, Nicosia, Cyprus	100.0	2,798	–125	–2,084	2
SAP d.o.o., Zagreb, Croatia	100.0	6,793	99	–775	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	164,990	17,589	29,089	162
SAP Egypt LLC, Cairo, Egypt	100.0	7,681	–4,223	–8,295	69
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	18,380	582	2,794	126

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	230,048	12,708	213,354	375
SAP Estonia OÜ, Tallinn, Estonia	100.0	2,999	182	356	1
SAP Finland Oy, Espoo, Finland	100.0	108,551	12,316	57,436	110
SAP France Holding, Paris, France	100.0	1,571	139,075	5,037,099	4
SAP France, Paris, France	100.0	794,711	147,017	1,550,177	1,387
SAP HELLAS S.A. – SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING, Athens, Greece	100.0	26,097	682	9,900	52
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	48,635	894	17,800	415
SAP Ireland Limited, Dublin, Ireland	100.0	3,893	1,060	237	—
SAP Ireland US-Financial Services Ltd., Dublin, Ireland	100.0	248	320,731	4,391,939	3
SAP Israel Ltd., Ra’anana, Israel	100.0	34,578	2,251	1,613	60
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy	100.0	336,707	17,133	281,354	547
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	23,815	924	4,112	467
SAP Labs Finland Oy, Espoo, Finland	100.0	7,146	322	41,341	47
SAP LABS France S.A.S., Mougins, France	100.0	44,946	1,458	21,191	302
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	49,147	1,494	14,916	356
SAP Latvia SIA, Riga, Latvia	100.0	2,615	258	–225	3
SAP Malta Investments Ltd., Valletta, Malta	100.0	—	–5	–17	—
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates4)	49.0	120,640	–26,718	–21,060	279
SAP Nederland Holding B.V., s-Hertogenbosch, the Netherlands	100.0	—	385	521,914	—
SAP Norge AS, Lysaker, Norway	100.0	79,188	2,147	21,736	95
SAP Österreich GmbH, Vienna, Austria	100.0	180,027	16,858	25,398	343
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	68,429	3,807	19,943	124
SAP Portals Israel Ltd., Ra’anana, Israel	100.0	61,740	17,598	53,204	226
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	57,247	–882	10,793	149
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	2,358	319	776	5
SAP Romania SRL, Bucharest, Romania	100.0	22,664	2,622	10,035	172
SAP Saudi Arabia Software Services Limited, Riyadh, Kingdom of Saudi Arabia	100.0	31,736	2,713	35,477	51

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Saudi Arabia Software Trading Limited, Riyadh, Kingdom of Saudi Arabia	75.0	63,979	–2,713	–171	62
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	71,454	1,925	31,375	804
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	15,691	373	7,711	24
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	36,904	2,005	22,815	175
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	146,473	7,926	8,877	148
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates3)	100.0	395	–239	–213	18
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	64,409	–17,206	–3,921	131
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	1,808	–317	–165	3
SAPV (Mauritius), Ebene, Mauritius7)	0	—	–42	16,105	—
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	13,742	1,381	5,338	28
SuccessFactors (UK) Limited, London, United Kingdom3)	100.0	17,498	340	645	89
SuccessFactors Denmark ApS, Copenhagen, Denmark3)	100.0	2,931	55	109	5
SuccessFactors France S.A.S., Paris, France3)	100.0	7,932	6	284	33
SuccessFactors Ireland Limited, Dublin, Ireland3)	100.0	1,081	23	46	6
SuccessFactors Italy S.R.L, Milan, Italy3)	100.0	903	–9	27	4
SuccessFactors Netherlands B.V., Amsterdam, the Netherlands3)	100.0	3,165	62	16,566	18
SuccessFactors Schweiz GmbH, Zurich, Switzerland3)	100.0	1,747	–192	–137	5
Sybase (UK) Limited, Maidenhead, United Kingdom	100.0	40,596	1,333	21,640	—
Sybase France S.a.r.l., Paris, France	100.0	115,639	1,469	2,819	109
Sybase Iberia S.L., Madrid, Spain	100.0	17,299	35	63,226	30
Sybase Luxembourg S.a.r.l, Luxembourg	100.0	125	39	14	—
Sybase Nederland B.V., Utrecht, the Netherlands	100.0	13,032	213	–1,316	12
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	6,951	667	–458	—
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa	100.0	45,884	4,005	18,293	27
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	—	16,307	81,424	—

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Systems Applications Products Nigeria Limited, Abuja, Nigeria	100.0	17,641	1,267	3,994	40
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	240,675	6,180	11,791	475
Syclo International Limited, Leatherhead, United Kingdom3)	100.0	195	–2,925	–6,152	19
The Infohrm Group Ltd., London, United Kingdom3)	100.0	17	–504	–485	—
TomorrowNow (UK) Limited, Feltham, United Kingdom10)	100.0	—	–7	15	—
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	—	–17	–3,292	—
AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	—	0	15,835	—
Alliente, Inc., Pittsburgh, Pennsylvania, USA3)	100.0	—	—	—	—
Ariba Canada, Inc., Mississauga, Canada3)	100.0	1,188	47	1,222	15
Ariba Holdings, Inc., Grand Cayman, Cayman Islands3)	100.0	—	—	—	—
Ariba, Inc., Sunnyvale, California, USA3)	100.0	56,410	–29,402	3,335,740	1,180
Ariba International Holdings, Inc., Wilmington, Delaware, USA3)	100.0	—	—	—	—
Ariba International, Inc., Wilmington, Delaware, USA3)	100.0	1,656	61	–1,603	37
Ariba Investment Company, Inc., Wilmington, Delaware, USA3)	100.0	—	1,746	218,354	—
Business Objects Argentina S.R.L., Buenos Aires, Argentina	100.0	—	0	68	—
Business Objects Option, LLC, Wilmington, Delaware, USA	100.0	–53	–9	64,484	—
Congo Acquisition LLC, San Mateo, California, USA3)	100.0	251	220	214	—
Extended Systems, Inc., Boise, Idaho, USA	100.0	—	10	17,227	—
Financial Fusion, Inc., Concord, Massachusetts, USA	100.0	—	—	—	—
FreeMarkets International Holdings Inc. de Mexico, de S. de R.L. de C.V., Mexico City, Mexico3)	100.0	—	—	–63	—
FreeMarkets Ltda., São Paulo, Brazil3)	100.0	22	–19	–156	—
iAnywhere Solutions Canada Ltd., Waterloo, Canada	100.0	30,908	269	3,823	133
iAnywhere Solutions Inc., Dublin, California, USA	100.0	54,520	–43,550	137,171	65
INEA Corporation USA, Wilmington, Delaware, USA	100.0	—	11	337	—
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA	100.0	—	–28	69	—
Jam Acquisition II LLC, San Mateo, California, USA3)	100.0	1	–15	–15	—

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Jobs2Web, Inc., Minnetonka, Minnesota, USA3)	100.0	1,884	–304	–56	—
Plateau Systems LLC, Arlington, Virginia, USA3)	100.0	12,795	11,595	1,950	—
Quadrem Brazil Ltda., Rio de Janeiro, Brazil3)	100.0	6,604	1,332	3,698	157
Quadrem Canada Ltd., Mississauga, Canada3)	100.0	323	5	525	11
Quadrem Chile Ltda., Santiago de Chile, Chile3)	100.0	2,843	–374	2,429	185
Quadrem Colombia SAS, Bogota, Colombia3)	100.0	159	9	0	4
Quadrem International Holdings, Ltd., Plano, USA3)	100.0	—	–11	–5,494	—
Quadrem International Ltd., Hamilton, Bermuda3)	100.0	—	656	76,453	—
Quadrem Mexico S. de R. de C.V., Mexico City, Mexico3)	100.0	150	4	9	3
Quadrem Peru S.A.C., Lima, Peru3)	100.0	680	–248	–885	95
Quadrem U.S., Inc., Plano, Texas, USA3)	100.0	—	—	—	—
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,595,396	66,688	5,090,227	5,883
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	21,279	–22,168	–15,530	30
SAP ARGENTINA S.A., Buenos Aires, Argentina	100.0	163,188	6,368	23,277	614
SAP Brasil Ltda, São Paulo, Brazil	100.0	492,164	20	72,794	1,384
SAP Canada Inc., Toronto, Canada	100.0	743,904	42,435	478,346	2,082
SAP Chile Limitada, Santiago, Chile	100.0	—	—	14,560	—
SAP Colombia S.A.S., Bogota, Colombia	100.0	92,123	–1,587	–12,849	193
SAP Costa Rica, S.A., San José, Costa Rica	100.0	8,995	–2,714	–119	12
SAP Financial Inc., Toronto, Canada	100.0	—	26,512	7,544	—
SAP Global Marketing, Inc., New York, New York, USA	100.0	280,572	930	23,902	522
SAP Government Support & Services, Inc., Newtown Square, Pennsylvania, USA	100.0	146,524	30,605	157,444	242
SAP HANA REAL TIME FUND, San Mateo, California, USA3),7)	0	—	–596	–589	—
SAP Industries, Inc., Newtown Square, Pennsylvania, USA	100.0	496,225	58,198	403,207	396
SAP International, Inc., Miami, Florida, USA	100.0	24,792	125	13,001	62
SAP Investments, Inc., Wilmington, Delaware, USA	100.0	—	25,369	671,287	—
SAP LABS, LLC, Palo Alto, California, USA	100.0	519,573	83,246	220,683	2,130
SAP México S.A. de C.V., Mexico City, Mexico	100.0	271,356	–18,381	–29,798	492
SAP PERU S.A.C., Lima, Peru	100.0	34,433	–537	831	50
SAP Public Services, Inc., Washington, D.C., USA	100.0	342,411	20,381	261,126	210

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Technologies Inc., Palo Alto, California, USA	100.0	—	—	—	—
SAP Ventures Fund I, L.P., Wilmington, Delaware, USA7)	0	—	23,753	46,097	—
SuccessFactors, Inc., San Mateo, California, USA3)	100.0	221,260	–131,317	2,662,376	1,318
SuccessFactors Brasil Consultoria e Assistência em Vendas Limitada, Sao Paulo, Brazil3)	100.0	2,218	27	66	15
SuccessFactors Canada Inc., Ottawa, Canada3)	100.0	6,906	109	389	26
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands3)	100.0	—	—	218	—
SuccessFactors de México, S. de R.L. de C.V., Mexico City, Mexico3)	100.0	1,612	9	28	13
SuccessFactors International Holdings, LLC, San Mateo, California, USA3)	100.0	—	—	107	—
SuccessFactors International Services, Inc., San Mateo, California, USA3)	100.0	2,605	47	130	11
SuccessFactors Middle East Holdings, LLC, San Mateo, California, USA3)	100.0	—	—	—	—
Surplus Record, Inc., Chicago, Illinois, USA3)	100.0	744	191	7,348	—
Sybase 365 LLC, Dublin, California, USA	100.0	75,612	–6,469	58,214	125
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0	—	1,005	–949	—
Sybase Argentina S.A., Buenos Aires, Argentina	100.0	3,591	540	1,786	12
Sybase Canada Ltd., Waterloo, Canada	100.0	36,565	972	6,269	76
Sybase Global LLC, Dublin, California, USA	100.0	—	—	7,384	—
Sybase Intl Holdings LLC, Dublin, California, USA	100.0	—	–190	11,859	—
Sybase, Inc., Dublin, California, USA	100.0	501,011	143,240	4,464,086	1,195
Syclo LLC, Hoffman Estates, Illinois, USA3)	100.0	16,684	1,251	110,466	151
The Inforhrm Group Inc., Washington, Columbia, USA3)	100.0	—	–23	–21	—
TomorrowNow, Inc., Bryan, Texas, USA	100.0	—	1,716	–186,084	3
YouCalc, Inc., San Mateo, California, USA3)	100.0	—	—	—	—
ASIA PACIFIC JAPAN
Ariba (China) Limited, Hong Kong, China3)	100.0	—	—	—	—
Ariba Australia Pty Ltd., Sydney, Australia3)	100.0	2	0	20	—
Ariba India Pvt. Ltd., Gurgaon, India3)	100.0	1,006	–45	1,917	39
Ariba International Singapore Pte. Ltd., Singapore, Singapore3)	100.0	2,257	–132	–5,358	16

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba Singapore Pte. Ltd., Singapore, Singapore3)	100.0	—	—	—	—
Ariba Software Technology Services (Shanghai) Co. Ltd., Shanghai, China3)	100.0	381	214	588	1
Ariba Technologies India Pvt. Ltd., Bangalore, India3)	100.0	4,926	480	5,525	539
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China	100.0	306	1,459	862	7
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	—	3	269	—
Business Objects Software (Shanghai) Co., Ltd., Shanghai, China	100.0	7,735	543	7,606	88
iAnywhere Solutions K.K., Tokyo, Japan	100.0	13,267	–902	–3,454	23
Nihon Ariba K.K., Tokyo, Japan3)	100.0	665	18	1,663	12
Plateau Systems Australia Ltd, Brisbane, Australia3)	100.0	—	—	–862	—
Plateau Systems Pte. Ltd., Singapore, Singapore3)	100.0	—	—	–507	—
PT SAP Indonesia, Jakarta, Indonesia	100.0	53,976	4,780	7,488	61
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0	187	–11	412	—
Quadrem Asia Pte. Ltd., Singapore, Singapore3)	100.0	16	0	108	1
Quadrem Australia Pty Ltd., Brisbane, Australia3)	100.0	758	–115	1,023	25
Quadrem China Ltd., Hong Kong, China3)	100.0	—	—	14	—
Right Hemisphere Ltd., Auckland, New Zealand	100.0	308	–2,763	4,321	—
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China	100.0	29	210	–942	1
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0	403,440	–45,551	31,697	3,526
SAP Asia Pte Limited, Singapore, Singapore	100.0	339,899	30,208	81,561	784
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam	100.0	1,162	47	457	34
SAP Australia Pty Limited, Sydney, Australia	100.0	504,708	14,595	279,758	655
SAP HONG KONG CO. LIMITED, Hong Kong, China	100.0	37,022	–1,377	–544	112
SAP INDIA (HOLDING) PTE LTD., Singapore, Singapore	100.0	—	–8	305	—
SAP INDIA PRIVATE LIMITED, Bangalore, India	100.0	409,978	36,209	210,466	1,768
SAP JAPAN Co., Ltd., Tokyo, Japan	100.0	753,947	47,159	490,916	1,005
SAP Korea Limited, Seoul, South Korea	100.0	154,265	7,507	24,885	297

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Labs India Private Limited, Bangalore, India	100.0	178,290	–6,255	–3,073	4,635
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	74,873	6,001	24,023	123
SAP New Zealand Limited, Auckland, New Zealand	100.0	57,580	5,032	36,565	91
SAP PHILIPPINES, INC., Makati, Philippines	100.0	39,433	–349	9,218	45
SAP R&D Center Korea, Inc., Seoul, South Korea	100.0	12,809	426	17,457	103
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand6)	49.0	58,933	2,008	37,725	63
SAP TAIWAN CO., LTD., Taipei, Taiwan	100.0	69,778	6,325	32,385	92
Shanghai SuccessFactors Software Technology Co., Ltd., Shanghai, China3)	100.0	8,639	440	771	145
SuccessFactors (Philippines), Inc., Pasig City, Philippines3)	100.0	1,058	27	130	59
SuccessFactors Asia Pacific Limited, Hong Kong, China3)	100.0	11	0	222	—
SuccessFactors Australia Holdings Pty Ltd., Brisbane, Australia3)	100.0	—	–1,441	15,826	—
SuccessFactors Australia Pty Limited, Brisbane, Australia3)	100.0	17,544	1,525	41,871	89
SuccessFactors Business Solutions India Private Limited, Bangalore, India3)	100.0	5,447	297	399	158
SuccessFactors Hong Kong Limited, Hong Kong, China3)	100.0	2,312	38	87	10
SuccessFactors Japan K.K., Tokyo, Japan3)	100.0	1,978	3	135	8
SuccessFactors Korea Ltd., Seoul, South Korea3)	100.0	23	–1	35	—
SuccessFactors Singapore Pte. Ltd., Singapore, Singapore3)	100.0	2,175	47	89	11
Sybase (Singapore) Pte Limited, Singapore	100.0	14,203	403	1,512	172
Sybase 365 Ltd. (HK), Hong Kong, China	100.0	—	—	—	—
Sybase Australia Pty Limited, Sydney, Australia	100.0	23,754	1,023	9,454	31
Sybase Hong Kong Limited, Hong Kong, China	100.0	6,215	–193	367	—
Sybase India, Ltd., Mumbai, India	100.0	—	–42	2,494	—
Sybase K.K., Tokyo, Japan	100.0	37,360	278	2,004	63
Sybase Philippines Inc., Makati City, Philippines	100.0	—	–12	–24	—

As at December 31, 2012	Ownership	Total Revenue in 20121)	Profit/Loss (–) after Tax for 20121)	Total Equity as at 12/31/20121)	Number of Employees as at 12/31/20122)
Name and Location of Company	%	€(000)	€(000)	€(000)
Sybase Software (China) Co. Ltd., Beijing, China	100.0	24,536	–108	16,402	375
Sybase Software (India) Private Ltd, Mumbai, India	100.0	10,299	2,408	8,731	238
Sybase Software (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	2,545	24	2,207	—
TomorrowNow Australia Pty Limited, Sydney, Australia	100.0	—	3	407	—
TomorrowNow Singapore Pte Limited, Singapore, Singapore	100.0	—	–10	72	—
II. INVESTMENTS IN ASSOCIATES
Alteryx Inc., Irvine, California, USA	9.19	21,448	–5,078	–4,587	145
ArisGlobal Holdings, LLC, Stamford, Connecticut, USA	16.00	39,154	241	8,223	776
China DataCom Corporation Limited, Guangzhou, China	28.30	37,278	3,722	35,446	880
Greater Pacific Capital (Cayman), L.P., Grand Cayman, Cayman Islands11)	5.35	946	–457	306,489	—
Original1 GmbH, Frankfurt am Main, Germany	40.00	26	–3,231	–1,309	3
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00	20,781	1,065	14,759	—

1)	These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2012, including managing directors, in FTE.

3)	Consolidated for the first time in 2012.

4)	Agreements with the other shareholders provide that SAP AG fully controls the entity.

5)	Entity with profit and loss transfer agreement.

6)	SAP AG holds 91% of the voting rights. The remaining shares are the preference shares with 9% of the voting rights.

7)	Consolidated in accordance with IAS 27 in conjunction with SIC 12.

8)	Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

9)	Entity whose personally liable partner is SAP AG.

10)	Pursuant to sections 479A to 479C of the UK Companies Act 2006 the subsidiaries are exempt from having their financial statements audited on the basis that SAP AG has provided a guarantee of these subsidiaries’ liabilities in respect of their financial year ended December 31, 2012.

11)	Greater Pacific Capital (Cayman) is part of a fund-of-funds concept acting as one of the feeder-funds to the partnership. There are neither financial statements for the year ended December 31, 2012 nor budget or forecast available hence the information provided is based on the audited financial statements for the year ended December 31, 2011.

As at December 31, 2012
Name and Location of Company
III. OTHER EQUITY INVESTMENTS (ownership of 5% or more)
Aepona Ltd., Belfast, Northern Ireland, United Kingdom
Alchemist Accelerator Fund I LLC, San Francisco, California, USA
Apriso Corporation, Long Beach, California, USA
Connectiva Systems, Inc., New York, New York, USA
Data Collective II L.P., San Francisco, California, USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern, Germany
EIT ICT Labs GmbH, Berlin, Germany
Ignite Technologies, Inc., Frisco, Texas, USA
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
JasperSoft Corporation, San Francisco, California, USA
Lavante, Inc., San José, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
Patent Quality, Inc., Bellevue, Washington, USA
PayScale Inc., Seattle, Washington, USA
Post for Systems, Cairo, Egypt
Powersim Corporation, Herndon, Virginia, USA
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
RIB Software AG, Stuttgart, Germany
Smart City Planning, Inc., Tokyo, Japan
SV Angel IV L.P., San Francisco, California, USA
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA
Ticketfly, Inc., San Francisco, California, USA