Form 20-F
period 2013-12-31
SAP AG
filed 2014-03-21
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

650-849-4000 (Tel)

650-843-2041 (Fax)

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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2013)**

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.
**	Including 34,795,554 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2013, which was US$1.3779 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under IFRS and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information – Exchange Rates.” On March 7, 2014, the Noon Buying Rate for converting euro to dollars was US$1.3868 per €1.00.

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

SAP, ABAP, Adaptive Server, Advantage Database Server, Afaria, Ariba, Business ByDesign,

BusinessObjects, ByDesign, Crystal Reports, hybris, PartnerEdge, PowerBuilder, PowerDesigner, Quadrem, R/3, Replication Server, SAP BusinessObjects Explorer, SAP Business Workflow, SAP EarlyWatch, SAP Fiori, SAP HANA, SAP Jam, SAP Lumira, SAP NetWeaver, SAPPHIRE, SAPPHIRE NOW, SQL Anywhere, StreamWork, Sybase, SuccessFactors, The Best-Run Businesses Run SAP, TwoGo, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG (or an SAP affiliate company) in Germany and other countries.

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

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

•

Uncertainty in the global economy, financial markets or political conditions could have a negative impact on our business, financial position, profit, and cash flows and put pressure on our operating profit.

•	Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

•	Claims and lawsuits against us could have an adverse effect on our business, financial position, profit, cash flows and reputation.

•	We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Risk Factors section, our outlook guidance, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Annual Report should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

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

INTERNAL MANAGEMENT SYSTEM

We use various performance measures to help manage our performance with regard to our primary financial goals, which are revenue and margin, and our primary non-financial goals, which are customer loyalty and employee engagement. We view revenue and margin as indicators for our current performance, while customer loyalty and employee engagement are indicators for our future performance.

Measures We Use to Manage Our Financial Performance

Measures We Use to Manage Our Operating Financial Performance

In 2013, we used the following key measures to manage our operating financial performance:

Non-IFRS software and cloud subscriptions:    Our key revenue drivers, software and cloud subscriptions, include software plus cloud subscription and support revenue. The principal source of our software revenue is the fees customers pay for on-premise software licenses resulting in software being installed on the customer’s hardware. We generate cloud subscription and support revenue when we provide software and the respective support for delivery in the cloud. We evaluate software and cloud subscriptions both at actual currency and at constant currency.

Non-IFRS software and software-related service (SSRS) revenue:    We use non-IFRS SSRS revenue and constant currency non-IFRS SSRS revenue to measure our revenue growth. Our SSRS revenue includes software and related support revenue plus cloud subscription and support revenue. Software revenue and cloud subscription and support revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers who buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. Software revenue as well as cloud subscription and support revenue also tend to stimulate service revenue from consulting and training sales.

Bookings/billings revenue:    For our cloud activities we look at the recognized revenue as well as the contract value generated in a given period (bookings/billings). We measure bookings/billings as the amounts that we are contractually entitled to invoice the customers over the shorter of the contract term and the first 12 months following the contract execution date, anniversary of contract execution date, or contract renewal date (12 months’ bookings/billings). We evaluate bookings/billings both at actual currency and at constant currency. In contrast to the cloud subscription and support revenue recognized over the period of providing the cloud service rather than in the period of contract closure, the bookings/billings numbers give insight into the future revenue potential. When evaluating 12 months’ bookings/billings numbers, we consider both the total bookings/billings and the subset of bookings/billings that results from new customers or additional sales to existing customers in the reporting period rather than from subsequent years or renewals of existing contracts. There is no comparable IFRS measure for this figure.

Non-IFRS operating profit/non-IFRS operating margin:    In 2013, we used non-IFRS operating profit/non-IFRS operating margin and constant currency non-IFRS operating profit/non-IFRS operating margin to measure our overall operational process efficiency and overall business performance. Non-IFRS operating margin is the ratio of our non-IFRS operating profit to total non-IFRS revenue, expressed as a percentage. See below for more information on the IFRS and non-IFRS measures we use.

Measures We Use to Manage Our Non-Operating Financial Performance

We use the following measures to manage our non-operating financial performance:

Financial income, net:    This measure provides insight especially into the return on liquid assets and capital investments and the cost of borrowed funds. To manage our financial income, net, we focus on cash flow, the composition of our liquid asset and capital investment portfolio, and the average rate of interest at which assets are invested. We also monitor average outstanding borrowings and the associated finance costs.

Days’ Sales Outstanding (DSO) and Days’ Payables Outstanding (DPO):    We manage working capital by controlling the days’ sales outstanding for operating receivables, or DSO (defined as average number of days from the raised invoice to cash receipt from the customer), and the days’ payables outstanding for operating liabilities, or DPO (defined as average number of days from the received invoice to cash payment to the vendor).

Measures We Use to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS):    EPS measures our overall performance because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding (using the weighted average number of shares outstanding over the reporting period). EPS is influenced not only by our operating and non-operating business, and income taxes but also by the number of shares outstanding. We are authorized by our shareholders to repurchase shares and believe that such repurchases, additional to dividend distributions, are a good means to return value to our shareholders.

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

Measures We Use to Manage Our Non-Financial Performance

In 2013, we used the following key measures to manage our non-financial performance in the areas of employee engagement and customer loyalty:

Employee Engagement Index:    We use the employee engagement index to measure motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. The index is derived from surveys conducted among our employees. With this measure, we recognize that we can achieve our growth strategy with engaged employees only.

Net Promoter Score (NPS):    This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our customer survey. Conducted each year, this survey identifies whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the NPS, we start with the percentage of “promoters” of SAP – those who give us a score of 9 or 10 on a scale of 0 to 10. We then subtract the percentage of “detractors” – those who give us a score of 0 to 6. The methodology calls for ignoring “passives,” who give us a score of 7 or 8.

Value-Based Management

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including a multiyear plan through 2017. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multiyear plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our strategic goals, and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

As in previous years, we provided our 2013 financial outlook on the basis of certain non-IFRS measures. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2013 against our outlook in the Report on Economic Position section.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2013 and 2012

The following table reconciles our IFRS financial measures to the respective and most comparable non-IFRS financial measures of this report for each of 2013 and 2012. Due to rounding, the sum of the numbers presented in this table might not precisely equal the totals we provide.

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years Ended December 31

€ millions, unless otherwise stated
	2013					2012
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS
Revenue measures
Software	4,516	2	4,518	224	4,743	4,658	0	4,658
Cloud subscriptions and support	696	61	757	29	786	270	73	343
Software and cloud subscriptions	5,212	63	5,275	253	5,529	4,928	73	5,001
Support	8,738	19	8,756	371	9,128	8,237	9	8,246
Software and software-related service revenue	13,950	82	14,032	625	14,657	13,165	81	13,246
Consulting	2,242	0	2,242	87	2,329	2,442	0	2,442
Other services	623	0	623	24	647	616	0	616
Professional services and other service revenue	2,865	0	2,865	111	2,976	3,058	0	3,058

Total revenue	16,815	82	16,897	736	17,633	16,223	81	16,304

Operating expense measures
Cost of software and software-related services	–2,597	364	–2,233			–2,555	414	–2,141
Cost of professional services and other services	–2,402	123	–2,278			–2,520	128	–2,392
Total cost of revenue	–4,999	487	–4,512			–5,075	542	–4,533
Gross profit	11,816	570	12,385			11,147	624	11,771
Research and development	–2,282	120	–2,162			–2,261	129	–2,132
Sales and marketing	–4,131	205	–3,926			–3,912	223	–3,689
General and administration	–866	70	–796			–949	164	–784
Restructuring	–70	70	0			–8	8	0
TomorrowNow litigation	0	0	0			0	0	0
Other operating income/expense, net	12	0	12			23	0	23

Total operating expenses	–12,336	953	–11,383	–348	–11,731	–12,181	1,067	–11,114

Operating profit measures
Operating profit	4,479	1,035	5,514	388	5,902	4,041	1,148	5,190
Operating margin (in %)	26.6		32.6		33.5	24.9		31.8

Explanation of Non-IFRS Measures

We disclose certain financial measures, such as non-IFRS revenue, non-IFRS operating expenses, non-IFRS operating profit, non-IFRS operating margin, non-IFRS earnings per share, constant currency revenue, and operating profit measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, revenue, operating expenses, operating profit, operating margin, earnings per share, or other measures of financial performance prepared in accordance with IFRS.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. In 2013, we used these non-IFRS measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications as follows:

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

Non-IFRS Revenue

Revenue items identified as non-IFRS revenue have been adjusted from the respective IFRS financial measures by including the full amount of support revenue, cloud subscriptions revenue, and other similarly recurring revenues that we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

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

We also report our non-IFRS deferred cloud subscription and support revenue to provide additional insight into amounts that are contracted for and invoiced and that are expected to be recognized in cloud subscription and support revenue in the future. To align the reporting of this non-IFRS deferred revenue number, we adjust this number, like our non-IFRS revenue numbers, for the effect of fair value accounting for the contracts in effect at the time of the respective acquisitions.

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

Additionally, we believe that our adjustments to our IFRS financial measures for the results of our discontinued TomorrowNow activities are useful to investors for the following reason:

•

TomorrowNow activities were discontinued and we will thus continue to exclude potential future TomorrowNow results, which are expected to mainly comprise expenses in connection with the TomorrowNow litigation, from our internal management reporting, planning, forecasting, and compensation plans. Therefore, adjusting our non-IFRS measures for the results of the discontinued TomorrowNow activities provides insight into the financial measures that SAP uses internally.

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

•

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s salesforce and third parties for closing the respective customer contracts.

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

•

In the past we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

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

Free Cash Flow

We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment.

Free Cash Flow

€ millions	2013	2012	Change (in %)
Net cash flows from operating activities	3,832	3,822	0%
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–566	–541	5%

Free cash flow	3,266	3,281	–0%

Part I

Item 1, 2, 3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2013. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2013 has been translated into U.S. dollars for the convenience of the reader.

Part I

Item 3

SELECTED FINANCIAL DATA: IFRS

millions, unless otherwise stated	2013(1)	2013	2012	2011	2010	2009
	US$	€	€	€	€	€
Income Statement Data: Years ended December 31,
Software and software-related service revenue	19,221	13,950	13,165	11,319	9,794	8,198
Total revenue	23,169	16,815	16,223	14,233	12,464	10,672
Operating profit	6,171	4,479	4,041	4,884	2,591	2,588
Operating margin in %(2)	26.6	26.6	24.9	34.3	20.8	24.3
Profit after tax	4,581	3,325	2,803	3,437	1,813	1,750
Profit attributable to owners of parent	4,583	3,326	2,803	3,435	1,811	1,748
Earnings per share(2)
Basic in €	3.84	2.79	2.35	2.89	1.52	1.47
Diluted in €	3.83	2.78	2.35	2.89	1.52	1.47
Other Data:
Weighted-average number of shares outstanding
Basic	1,193	1,193	1,192	1,189	1,188	1,188
Diluted	1,195	1,195	1,193	1,190	1,189	1,189
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	3,786	2,748	2,477	4,965	3,518	1,884
Total assets(3)	37,332	27,094	26,306	23,227	20,839	13,374
Current financial liabilities(4)	1,031	748	802	1,331	142	146
Non-current financial liabilities(4)	5,179	3,758	4,446	2,925	4,449	729
Issued capital	1,693	1,229	1,229	1,228	1,227	1,226
Total equity	22,112	16,048	14,133	12,689	9,824	8,491

(1)

Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.3779, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2013. See “Item 3. Key Information — Exchange Rates” for recent exchange rates between the Euro and the dollar.

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

(4)

The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The significant increase in non-financial liabilities in 2010 was due to an acquisition-term loan used to finance the acquisition of Sybase. In addition, we issued two bonds and a U.S. private placement transaction, of which, the proceeds were primarily used to finance the acquisition of Sybase. The significant increase in non-financial liabilities in 2012 was due to the issuance of a U.S. private placement transaction and Eurobonds in the course of the acquisition of Ariba. See Note (17b) to our Consolidated Financial Statements for more information on our financial liabilities.

Part I

Item 3

EXCHANGE RATES

The sales prices for our ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADRs traded on the NYSE in the United States. See “Item 9. The Offer and Listing” for a description of the ADRs. In addition, SAP AG pays cash dividends, if any, in euro. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of ADRs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADRs. Deutsche Bank Trust Company Americas is the depositary (the Depositary) for SAP AG’s ADR program. The deposit agreement with respect to the ADRs requires the Depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt. For additional information on the Depositary and the fees associated with SAP’s ADR program see “Item 12 Description of Securities Other Than Equity Securities – American Depositary Shares.”

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

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2013 through and including March 7, 2014.

Year	Average(1)	High	Low
2009	1.3955	1.5100	1.2547
2010	1.3216	1.4536	1.1959
2011	1.4002	1.4875	1.2926
2012	1.2909	1.3463	1.2062
2013	1.3303	1.3816	1.2774

Month	High	Low
2013
July	1.3282	1.2774
August	1.3426	1.3196
September	1.3537	1.3120
October	1.3810	1.3490
November	1.3606	1.3357
December	1.3816	1.3552
2014
January	1.3682	1.3500
February	1.3806	1.3507
March (through March 7, 2014)	1.3868	1.3731

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 7, 2014 was US$1.3868 per €1.00.

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

Part I

Item 3

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2009	0.50		0.60	(1)
2010	0.60		0.85	(1)
2011	1.10	(2)	1.38	(1)
2012	0.85		1.11	(1)
2013 (proposed)	1.00	(3)	1.39	(3),(4)

(1)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Thereof a special dividend of €0.35 per share to celebrate our 40th anniversary.

(3)	Subject to approval at the Annual General Meeting of Shareholders of SAP AG currently scheduled to be held on May 21, 2014.

(4)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on March 7, 2014 of US$1.3868 per €1.00. The dividend paid may differ due to changes in the exchange rate.

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

RISK FACTORS

Economic, Political, Social, and Regulatory Risk

Uncertainty in the global economy, financial markets, or political conditions could have a negative impact on our business, financial position, profit, and cash flows, and put pressure on our operating profit.

Our business is influenced by multiple risk factors that are both difficult to predict and beyond our influence and control. These factors include global economic and business conditions and fluctuations in national currencies. Other examples are political developments and general regulations, as well as budgetary constraints or shifts in spending priorities of national governments.

Macroeconomic developments, such as a global economic crisis, chronic fiscal imbalances and slowing economic conditions in emerging markets, might decrease the ability of our customers to invest in our solutions. In addition, changes in the euro rates for particular currencies might have an adverse effect on business activities with local customers and partners. All of this could have an adverse effect on our business results, financial condition, profitability or expected growth, and could have an adverse effect on our stock price. Furthermore, political instabilities in regions such as the Middle East and Africa, and natural disasters, contribute to economic and political uncertainty that could also have an adverse effect on our business results, financial condition, profitability, and expected growth.

This could have an adverse effect on our customers’ ability and willingness to make investments in our products and services. These events could reduce the demand for SAP software and services, and lead to:

•	Delays in purchases, decreased deal size, or cancelations of proposed investments

•	Higher credit barriers for customers, reducing their ability to finance software purchases

•	Increased number of bankruptcies among customers, business partners, and key suppliers

•	Increased default risk, which may lead to significant impairment charges in the future

Part I

Item 3

•	Market disruption from aggressive competitive behavior, acquisitions, or business practices

•	Increased price competition and demand for cheaper product and services

This could have an adverse effect on our business, financial position, profit, and cash flows.

Our international business activities expose us to numerous and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

We are a global company and currently market our products and services in more than 180 countries and territories in the Americas (including Latin America and North America), APJ, and EMEA regions. Our business in these countries is subject to numerous risks inherent in international business operations. Among others, these risks include:

•	Conflict and overlap among tax regimes

•	Possible tax constraints impeding business operations in certain countries

•	Expenses associated with the localization of our products and compliance with local regulatory requirements

•	Discriminatory or conflicting fiscal policies

•	Operational difficulties in countries with a high corruption perception index

•	Protectionist trade policies and regulations for import and export

•	Works councils, labor unions, and immigration laws in different countries

•	Data protection and privacy in regard to access by government authorities to customer, partner, or employee data

•	Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

•	Country-specific software certification requirements

As we expand further into new countries and markets, these risks could intensify. The compliance with applicable laws and regulations to our business is sometimes unclear, subject to change over time, and sometimes may conflict between different jurisdictions. Additionally these laws and governments’ approach to enforcement, as well as our products and services, are continuing to change and evolve. Compliance with these types of regulation may involve significant costs or require changes in products or business practices. Non-compliance could result in penalties being imposed on us or orders that we stop the alleged noncompliant activity. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial position, profit, and cash flows.

Social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities, as well as pandemic disease outbreaks or natural disasters, may disrupt SAP’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East and parts of Africa), or natural disasters (such as hurricanes, flooding, or similar events) could have a significant adverse effect on the related economy or beyond. Such an event could lead, for example, to the loss of a significant number of our employees, or to the disruption or disablement of operations at our locations, and could affect our ability to provide business services and maintain effective business operations. Furthermore, this could have a significant adverse effect on our partners as well as our customers and their investment decisions, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Market Risks

Our established customers might not buy additional software solutions, renew maintenance agreements, purchase additional professional services, or they might switch to other products or service offerings (including competitive products).

In 2013, we offered a wide range of support services including SAP MaxAttention, SAP Enterprise Support, and SAP Product Support for

Part I

Item 3

Large Enterprises. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. Existing customers might cancel or not renew their maintenance contracts, decide not to buy additional products and services, switch to subscription models, or accept alternative offerings from other vendors, which could have an adverse effect on our maintenance business, financial position, profit, and cash flows.

The success of our cloud computing strategy depends on an increasing market adoption of the cloud solutions and managed cloud services. Insufficient adoption of our solutions and services could lead to a loss of SAP’s position as a leading cloud company.

The market for cloud computing is increasing and shows strong growth relative to the market for our on-premise solutions. To offer a broad cloud service portfolio and generate the associated business value for our customers, we have acquired cloud computing companies such as SuccessFactors and Ariba. Due to ongoing contracts and previous substantial investments to integrate traditional on-premise enterprise software into their businesses, customers and partners might be reluctant or unwilling to migrate to the cloud.

Other factors that could affect the market acceptance of cloud solutions include:

•	Concerns with entrusting a third party to store and manage critical employee or company confidential data

•	Customer concerns about security capabilities and reliability

•	Customer concerns about the ability to scale operations for large enterprise customers

•	The level of configurability or customizability of the software

•	Missing integration scenarios between on-premise products and cloud-to-cloud solutions

If organizations do not perceive the benefits of cloud computing, the market for cloud business might not develop further, or it may develop more slowly than we expect, either of which could have an adverse effect on our business, financial position, profit, reputation and cash flows.

Among measures to communicate and demonstrate the value and the benefits of our cloud solutions to the market, we significantly invest in infrastructure and processes that ensure secure operations of our cloud solutions including compliance with all local legal regulations regarding data protection and privacy as well as data security.

Our market share and profit could decline due to increased competition, market consolidation and technological innovation, and new business models in the software industry.

The software industry continues to evolve rapidly and is currently undergoing a significant shift due to innovations in the areas of mobile, Big Data, cloud computing, and social media. While smaller innovative companies tend to create new markets continuously, large traditional IT vendors tend to enter such markets mostly through acquisitions.

SAP faces increased competition in its business environment from traditional as well as new competitors. This could result in increased price pressure, cost increases, and loss of market share, which could have an adverse effect on our business, financial position, profit, and cash flows. Additionally customers could change their buying behavior by accelerating their acceptance of cloud solutions to reduce their investments. Furthermore, the trend in the market to invest more in cloud solutions might lead to a risk related to the potential loss of existing on-premise customers. It may also have a temporary adverse effect on our revenue due to conversions from on-premise licenses to cloud subscriptions from existing SAP customers in our installed base.

Business Strategy Risks

Demand for our new solutions may not develop as planned and our strategy on new business models and flexible consumption models may not be successful.

Our software business consists of new software licenses, software license updates, and support and maintenance fees, as well as of cloud

Part I

Item 3

software subscriptions. Our customers are looking to take advantage of technological breakthroughs from SAP without compromising their previous IT investments. However, the introduction of new SAP solutions, technologies, and business models are subject to uncertainties as to whether customers will be able to realize the expected benefits. Uncertainty may lead customers to wait for reference customers first, which might result in a lower level of adoption of our new solutions, technologies, business models and flexible consumption models, or no adoption at all. This could have an adverse effect on our business, financial position, profit, and cash flows.

Our Cloud organization recognizes subscription and support revenue from our customers over the term of their agreements, and our business depends substantially on customers renewing their agreements and purchasing additional modules or user licenses from SAP as a cloud provider. Also, any downturns or upturns in cloud sales may not be immediately reflected in our operating results, and any decline in our customer renewals would harm the future operating results of the cloud business.

We recognize cloud subscription and support revenue over the duration of our cloud business customer agreements, which typically range from one to three years with some up to five years. As a result, most of the respective revenue recognized in a given period originates from agreements entered into in earlier periods. Consequently, a shortfall in demand for our cloud portfolio in any period may not significantly impact our cloud subscription and support revenue for that quarter, but could have an adverse effect on targeted cloud subscription and support revenue in future periods.

To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional users. Our customers have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure that customers will renew subscriptions at the same or at a higher level of service, or at all.

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors,

including their satisfaction or dissatisfaction with our cloud product portfolio, our customer support, concerns on efficient and secure cloud operations and in compliance with legal and regulatory requirements, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels. If our customers do not renew their subscriptions, renew on less favorable terms, or fail to purchase additional modules or users, our revenue and billings may decline, and we may not realize significantly improved operating results from our customer base. This could have an adverse effect on our business, financial position, profit, and cash flows.

If we are unable to scale and enhance an effective partner ecosystem, increased revenue already included in our forecast might be endangered.

An open and vibrant partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand all our routes-to-market to optimize market coverage, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling and/or implementing our software.

If partners consider our products less strategic and/or financially less attractive or if SAP fails to establish a network of qualified partners that meet our quality requirements and the requirements of our customers, then, among other things, partners might not:

•	Develop a sufficient number of new solutions and content on our platforms

•	Provide high-quality products and services to our customers

•	Drive growth of references by creating customer use cases and demo systems

•	Sufficiently embed our solutions to profitably drive product adoption, especially with new innovations like SAP HANA

•	Enable and train sufficient resources to promote sell and support to scale into targeted markets

Part I

Item 3

•	Comply with applicable laws and regulations, resulting in delayed, disrupted, or terminated sales and services

•	Renew their existing agreements with us or enter into new agreements on terms acceptable to us or at all.

If one or more of these risks materialize, this may have an adverse effect on the demand for our products and services. As a result we may not be able to scale our business to compete successfully with other software vendors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Human Capital Risks

If we do not effectively manage our geographically dispersed workforce, we may not be able to run our business efficiently and successfully.

Our success is dependent on appropriate alignment of our internal and external workforce planning processes and our location strategy with our general strategy. It is critical that we manage our internationally dispersed workforce effectively, taking short and long-term workforce and skill requirements into consideration. This applies to the management of our internal as well as our external workforce. Changes in headcount and infrastructure needs could result in a mismatch between our expenses and revenue. Failure to manage our geographically dispersed workforce effectively could hinder our ability to run our business efficiently and successfully and could have an adverse effect on our business, financial position, profit, and cash flows.

If we are unable to attract, develop, and retain leaders and employees with specialized knowledge and technology skills, or are unable to achieve internal diversity and inclusion objectives, we might not be able to manage our operations effectively and successfully, or develop successful new solutions and services.

Our highly qualified workforce is the foundation for our continued success. Competition in our industry for highly skilled and specialized personnel and leaders, both male and female, is intense. In certain regions and specific technology and solution areas, we have set ambitious growth targets, specifically in countries such as Brazil, China, and Russia. If we are unable to identify, attract, develop, motivate, adequately compensate, and retain well-qualified personnel, both male and female, or if existing highly skilled and specialized personnel leave SAP and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively, which could have an adverse effect on our reputation and our business, financial position, profit, and cash flows. Furthermore, we may not be able to develop, sell, or implement successful new solutions and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. Missing or inadequately executed benefit and compensation programs could limit SAP’s ability to attract or retain qualified employees and lead to financial losses. In addition, we might not be able to achieve our internal gender diversity objectives to increase the number of women in management from 18% in 2010 to 25% by 2017. Finally, hiring such personnel could expose us to claims by other companies seeking to prevent their employees from working for a competitor.

Organizational and Governance-Related Risks

Laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a stock corporation domiciled in Germany with securities listed in Germany and the United States, we are subject to German, U.S., and other governance-related regulatory requirements. Changes in laws and regulations and related interpretations, including changes in accounting standards and taxation requirements and increased enforcement actions and penalties may alter the business environment in which we operate. Regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt payments by employees, vendors, distributors, or agents, is being applied more rigorously. Emerging markets are a significant focus of our international growth strategy. The nature of these markets presents a number of inherent risks. A failure by us to

Part I

Item 3

comply with applicable laws and regulations, or any related allegations of wrongdoing against us, whether merited or not, could have an adverse effect on our business, financial position, profit, cash flows and reputation.

Non-compliance with applicable data protection and privacy laws or failure to adequately meet the requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

As a global software and service provider, SAP is required to comply with the laws in the locations where SAP does business. SAP and its subsidiaries are facing a surge of data protection and privacy laws and regulations around the world, with further changes to be expected in the future, for example, by the European Data Protection Regulation proposed by the European Commission. These laws and regulations amend and supplement existing requirements regarding the processing of personal data that SAP and SAP customers must fulfill and which we must consequently address with our products and services. Failure to comply with applicable laws or to adequately address privacy concerns of customers, even if unfounded, could lead to investigations by supervisory authorities, civil liability, fines, (in the future, potentially calculated based on the Company’s annual turnover), loss of customers, damage to our reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

Failure to respond to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy could negatively impact SAP’s business, results of operations, and reputation.

Energy and emissions management are an integral component of our holistic management of social, environmental, and economic risks and opportunities. We have identified risks in these major areas:

•	Our solutions and green IT

•	Our own operations – energy management and other environmental issues such as carbon management, water use, and waste

Because our customers, employees, and investors expect a reliable energy and carbon strategy, we have reemphasized our previously communicated targets, especially our 2020 target for greenhouse gas emissions. In addition, our customers might no longer recognize SAP for its environmental leadership and might buy other vendors’ products and services. Consequently, we could fail to achieve our revenue target. If we do not meet stakeholder expectations in the areas identified, our rating in sustainable investment indices might decrease, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent behavior of employees could harm our business, financial position, profit, and reputation.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our heritage is one of corporate transparency, open communication with financial markets, and adherence to recognized standards of business integrity. The SAP Code of Business Conduct, adopted by the Executive Board on January 29, 2003, put into words the already existing guidelines and expectations for the business behavior practiced at SAP.

However, we may encounter unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent behavior of individual employees, possibly in collusion with external third parties. In addition to intentional behavior, problems could also arise due to negligence in the adherence to rules and regulations. Unethical behavior and misconduct attributable to SAP could not only lead to criminal charges, fines and claims by injured parties, but also to financial loss, and severe reputational damage. This could have an adverse effect on our business, financial position, profit, and cash flows.

Principal shareholders may be able to exert control over our future direction and operations.

If SAP AG’s principal shareholders and the holdings of entities controlled by them vote in the same manner, this could delay, prevent or facilitate a change in control of SAP or other significant changes to SAP AG or its capital

Part I

Item 3

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

Confidential or strictly confidential information that is related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, or personal data, could be prematurely or inadvertently disclosed. This could require us to notify multiple regulatory agencies and, where appropriate, the data owner, which could result in a loss of reputation for SAP. For example, leaked information during a merger or acquisition deal could cause the loss of our deal target, or our share price could decline in case of prematurely published financial results. This could have an adverse effect on our market position and lead to fines and penalties. In addition, this could have an adverse effect on our business, financial position, profit, and cash flows.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially,

from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	The relatively long sales cycles for our products

•	The large size, complexity, and extended timing of individual license transactions

•	The introduction of new licensing and deployment models such as cloud subscription models

•	The timing of the introduction of new products or product enhancements by SAP or our competitors

•	Changes in customer budgets

•	Decreased software sales that could have an adverse effect on related maintenance and services revenue

•	The timing, size, and length of a customer’s services projects

•	Deployment models that require the recognition of revenue over an extended period of time

•	Seasonality of a customer’s technology purchases

•	Limited visibility into the ability of acquired companies to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

•	Other general economic, social, environmental, and market conditions, such as the global economic crisis and the current difficulties for countries with large debt

Since many of our customers make their IT purchasing decisions near the end of calendar quarters, and with a significant percentage of those decisions being made during our fourth quarter, even a small delay in purchasing decisions for our on-premise software could have an adverse effect on our revenue results for a given year. Our dependence on large transactions has decreased in recent years with a trend towards an increased number of transactions coupled with a decrease in deal size. However, the loss or delay of one or a few large opportunities, which are still characteristic of the large enterprise segment, could have an adverse effect on our business, financial position, profit, and cash flows.

Part I

Item 3

External factors could impact our liquidity and increase the default risk associated with, and the valuation of, our financial assets.

Macroeconomic factors such as an economic downturn could have an adverse effect on our future liquidity. We use a globally centralized financial management to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the Group at a level that is adequate to meet our obligations at any time. Our total group liquidity was €2,841 million on December 31, 2013. This position is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary. However, adverse macroeconomic factors could increase the default risk associated with our total group liquidity. This could have an impact on the valuation of our financial assets, which could have an adverse effect on our business, financial position, profit, and cash flows.

SAP’s investment policy with regard to total group liquidity is set out in our internal treasury guideline document, which is a collection of uniform rules that apply globally to all companies in the Group. Among its stipulations, it requires that with limited exceptions we invest only in assets and funds rated BBB flat or better. The weighted average rating of the investments of our total group liquidity is in the range A to A–. We continue to pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments.

Management’s use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make many judgments, estimates, and assumptions that affect the reported financial figures. The facts and circumstances as well as assumptions on which management bases these estimates and judgments, and management’s judgment regarding the facts and circumstances may change from time to time and this could result in significant changes in the estimates and judgments and consequently in the reported financials. Such changes could have an adverse effect on our business, financial position, profit and cash flows.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may negatively impact the financial results we present.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes may have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 71% of our revenue in 2013 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has an adverse effect while depreciation of the euro relative to another currency has a positive effect. Variable interest balance-sheet items are also subject to changes in interest rates. Such changes may have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

For more information about our currency and interest rate risks and our related hedging activity, see the Notes to the Consolidated Financial Statements section, Notes (24) and (25).

Part I

Item 3

The cost of using derivative instruments to hedge share-based payments may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payments on our income statement and to limit future expense associated with those plans. We decide case-by-case whether and to what extent we should hedge this risk. The expense of hedging the share-based payments could exceed the benefit achieved by hedging them. On the other hand, a decision to leave the plans materially unhedged could prove disadvantageous. This could have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

The market price for our ADRs and ordinary shares may be volatile.

The market prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

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

Many of these factors are beyond our control. In the past, companies that have experienced volatility in the market price of their stock have been subject to shareholder lawsuits, including securities class action litigation. Any such lawsuits against us, with or without merit, could result in substantial costs and the diversion of management’s attention and resources, resulting in a decline in our results of operations and our stock price.

Project Risks

Implementation of SAP software often involves a significant commitment of resources by our customers and is subject to a number of significant risks over which we often have no control.

A core element of our business is the successful implementation of software solutions to enable our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation and integration needs or the resources required, SAP faces a number of different risks. For example, functional requirement changes, delays in timeline, or deviation from recommended best practices may occur during the course of a project. These scenarios have a direct impact on the project resource model and on securing adequate internal personnel or consultants in a timely manner and could therefore prove challenging.

As a result of these and other risks, SAP and/or some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that trained consultants will be readily available, that our costs will not exceed the fees agreed in fixed-price contracts, or that customers will be satisfied with the implementation of our software and solutions. Unsuccessful, lengthy, or costly customer implementation and integration

Part I

Item 3

projects could result in claims from customers, harm SAP’s reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

Product and Technology Risks

There is a risk that undetected security vulnerabilities shipped and deployed within our software products might cause damage to SAP and our customers.

Customer systems or systems operated by SAP itself to provide services could potentially be compromised by vulnerabilities if they are exploited by hackers. This could lead to theft, destruction, or abuse of data, or systems could be rendered unusable (such as denial of service attack). The detection of security vulnerabilities in our software, our customers’ systems, or SAP systems used in the provision of services, especially in case of exploitation, could prevent us from meeting our contractual obligations and subsequently might lead to customer claims and reputational damage, which might have an adverse effect on our business, financial position, profit, and cash flows.

Undetected defects in the introduction of new products and product enhancements could increase our costs, and reduce customer demand.

To achieve market acceptance and high customer satisfaction, our new products and product enhancements often require long development and testing periods. Development work and market introduction are subject to risks. For example, products might not completely meet our stringent high-quality standards, including security standards, might not fulfill market needs or customer expectations, or might not comply with local standards and requirements. Furthermore, this risk also exists with respect to acquired companies’ technologies and products where we might not be able to manage these as quickly and successfully as expected. Therefore, market launches, entering new markets, or the introduction of new innovations could be delayed or not be successful.

Also, new products could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. The detection and correction of any defects after shipment could be expensive and time consuming and we might not be able to meet the expectations of customers regarding time and quality in the defect resolution process. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers, specifically as we are expanding our product portfolio into additional markets. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously at a higher innovation rate. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products and could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

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

Part I

Item 3

Changes in our rights to use software and technologies we license from third parties, which are an integral part of SAP’s products, could slow down time to market and influence our license pricing and therefore the competitiveness with other software vendors. Furthermore, it could diminish our software’s functional capabilities and therefore could jeopardize the stability of our solution portfolio offering.

The numerous third-party technologies we have licensed and certain open source software components we use have become an integral part of our product portfolio. We depend on those technologies for the functionality of our software or cloud services. Changes to, or the loss of, third-party licenses as well as open source licenses being construed could significantly increase the cost of these licenses and significantly reduce software functionality and/or usability of SAP’s software products. As a result, we might incur additional development or license costs to ensure the continued functionality of our products, which could have an adverse effect on our business, financial position, profit, and cash flows. This risk increases with each acquisition of a company or a company’s intellectual property assets that had been subject to third-party technology licensing, open source software, and product standards less rigorous than our own.

If we are unable to keep up with rapid technological innovations, new business models, and changing market expectations, we might not be able to compete effectively.

Our future success depends upon our ability to keep pace with technological and process innovations and new business models, as well as our ability to develop new products and services, enhance and expand our existing products and services portfolio, and integrate products and services we obtain through acquisitions. To be successful, we are required to shift our products and our go-to-market approach to a cloud-based delivery model to satisfy changing customer demand.

We might not be successful in bringing new solutions, solution enhancements, and/or services to market before our competitors. We may also face increasing competition from open source software initiatives in which competitors may provide software and intellectual property free and/or under terms and conditions unfavorable for SAP. In addition, we might not be able to generate enough revenue to offset the significant research and development costs we incur to deliver technological innovations. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products and processes to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with products, solutions, and other technologies offered by our competitors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Our technology and/or product strategy may not be successful or our customers and partners might not adopt our technology platforms and other innovations accordingly.

We offer customers a broad portfolio of products, solutions, and services. Our technology strategy centers on SAP HANA as the real-time in-memory computing platform for analytics and applications. The success of our technology strategy depends on the convergence of SAP HANA with our mobile, cloud, and SAP NetWeaver technology platform. It also depends on the delivery of SAP solutions based on the SAP HANA platform as well as the success of our new framework to meet changing customer expectations regarding end-to-end user experience. Our technology strategy also relies on our ability to maintain a dynamic network of partner organizations developing their own business applications using our technology platforms.

We might not be successful in integrating our platforms, enabling the complete product portfolio, harmonizing our user interface design and technology, or bringing new solutions based on the SAP HANA platform to the market as fast as expected. In addition, we may not be able to compete effectively in the area of managed cloud services. As a result, our partner organizations and customers might not adopt the SAP HANA platform and our managed cloud services quickly enough or they might consider competitive solutions. As a result, this could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Part I

Item 3

Our cloud offerings might be subject to a security attack, become unavailable, or fail to perform properly.

The software used in our cloud portfolio is inherently complex and any defects in product functionality, system stability, or data center operations that cause interruptions in the availability of our application suite could result in the following:

•	Lost or delayed market acceptance and sales

•	Breach of warranty or other contract breach or misrepresentation claims

•	Sales credits or refunds to our customers or partners

•	Loss of customers and/or partners

•	Diversion of development and customer service resources

•	Breach of data protection and privacy laws and regulations

•	Customers considering competitive cloud offerings

The costs incurred in correcting any defects or errors might be substantial and could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Because of the large amount of data that we collect and manage, it is possible that hardware failures, defects in our software, or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our application suite could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, and security breaches, or variability in user traffic for our application suite. Additionally, any loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our application suite until equivalent technology is either developed by us or, if available, identified.

We have administrative, technical, and physical security measures in place as well as contracts that require third-party data centers to have appropriate security and data protection and privacy measures in place. In this context, customers might demand to only use specific and/or local data centers. However, if these security measures are breached as a result of third-party action, employee error and malfeasance, or otherwise, and if as a result someone obtains unauthorized access to our customers’ data, which may include personally identifiable information regarding users, our reputation could be damaged, our business may suffer, local data protection and privacy laws or regulations might be breached, and we could incur significant liability.

In addition, our insurance coverage might not cover claims against us for loss or security breach of data or other indirect or consequential damages. Moreover, defending a suit, regardless of its merit, could be costly and time-consuming. In addition to potential liability, if we experience interruptions in the availability of our application suite, our reputation could be harmed and we could lose customers.

Operational Risks

Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights, which could lead to damages being awarded against us and limit our ability to use certain technologies in the future.

We believe that we will increasingly be subject to intellectual property infringement claims as the number of products in our industry segment grows, as we acquire companies with increased use of third-party code including open source code, as we expand into new industry segments with our products, resulting in greater overlap in the functional scope of products, and as non-practicing entities that do not design, manufacture, or distribute products increasingly assert intellectual property infringement claims.

Any claims, with or without merit, and negotiations or litigation relating to such claims, could preclude us from utilizing certain technologies in our products, be time-consuming, result in costly litigation, and require us to pay damages to third parties, stop selling or reconfigure our products and, under certain circumstances, pay fines and indemnify our customers, which could have an adverse effect on our business, financial profile, profit, cash flows, and reputation. They could also require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to

Part I

Item 3

injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation.

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

The software industry is making increasing use of open source software in its development work on solutions. We also integrate certain open source software components from third parties into our software. Open source licenses may require that the software code in those components or the software into which they are integrated be freely accessible under open source terms. Third-party claims may require us to make freely accessible under open source terms one of our products or non-SAP software upon which we depend.

Claims and lawsuits against us could have an adverse effect on our business, financial position, profit, cash flows, and reputation.

Claims and lawsuits are brought against us, including claims and lawsuits involving businesses we have acquired. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us that could hinder our ability to conduct our business and could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

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

•	Legal and regulatory constraints (such as contract obligations, privacy frameworks and agreements, and so on)

•	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

•	Practices or policies of the acquired company that may be incompatible with our compliance requirements

•	An adverse effect on relationships with existing customers, partners, or third-party providers of technology or products

•	Difficulties in integrating the acquired company’s accounting, HR, and other

Part I

Item 3

administrative systems and coordination of the acquired company’s research and development (R&D), sales, and marketing functions

•	Debt incurrence or significant cash expenditures

In addition, acquired businesses might not perform as anticipated, resulting in charges for the impairment of goodwill and other intangible assets on our statements of financial position. Such charges may have an adverse effect on our business, financial position, profit, and cash flows. We have entered into, and expect to continue to enter into, alliance arrangements for a variety of purposes, including the development of new products and services. There can be no assurance that any such products or services will be successfully developed or that we will not incur significant unanticipated liabilities in connection with such arrangements. We may not be successful in overcoming these risks and we may therefore not benefit as anticipated from acquisitions or alliances.

We may not be able to obtain adequate title to, or licenses in, or to enforce, intellectual property.

Protecting and defending our intellectual property is crucial to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights, implementing measures to stop copyright and trademark infringement, entering into licensing, confidentiality, and nondisclosure agreements, and deploying protection technology. Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. Third parties might independently develop technologies that are substantially equivalent or superior to our technology. Finally, third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have an adverse effect on our competitive position and our financial position, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which may have an adverse effect on our ability, and our customers’ ability, to use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights. This could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

SAP’s business strategy focuses on certain business models that are highly dependent on a working cyberspace. A cybersecurity breach could have an adverse effect on our customers, our reputation, and our business.

The key cybersecurity risks currently applicable to SAP include state-driven economic espionage as well as competitor-driven industrial espionage, and criminal activities including, but not limited to cyber-attacks against on-premise software, hosted, and cloud services. This might result in, for example, leakage of confidential information and intellectual property, defective products, production downtimes, supply shortages, and compromised data (including personal data). A failure of our cybersecurity measures could expose our business operations and service delivery to the described risks, for example, virtual attack, disruption, damage, and/or unauthorized access. Additionally, we could be subject to recovery costs, for example, as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages against us, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

SAP is dependent on the exchange of a wide range of information across our global operations and on the availability of our infrastructure. With regard to our physical environment, we face several key security risks such as industrial and/or economic espionage, serious and organized crime, and other illegal activities, as well as violent extremism and terrorism. We might be endangered by threats including, but not limited, to social engineering, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have

Part I

Item 3, 4

gained unauthorized physical access to our facilities, systems, or information, which could have an adverse effect on our business, financial profile, profit, and cash flows.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost. However, we may incur losses that are beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies. In addition, we might not be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Further, certain categories of risks are currently not insurable at reasonable cost, which could have an adverse effect on our business, financial position, profit, and cash flows. Finally, there can be no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

We could incur losses in connection with venture capital investments.

Through our partnership with SAP Ventures, we plan to continue investing in new and promising technology businesses. Many such investments generate net losses and require additional expenditures from their investors. Changes to planned business operations have in the past, and may in the future, affect the performance of companies in which SAP Ventures holds investments, and that could have an adverse effect on the value of our investments in SAP Ventures, which could have an adverse effect on our business, financial position, profit, and cash flows. Furthermore, tax deductibility of capital losses and impairment in connection with equity securities are often restricted and could therefore have an adverse effect on our effective tax rate.

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

As part of our activities to reduce the number of legal entities in the SAP group, in 2013 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP America, Inc., SAP Canada Inc., SAP Deutschland AG & Co. KG, SAP France, SAP Nederland B.V., and SAP JAPAN Co., Ltd.

For a (i) description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2011 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property – Capital Expenditures.”

VISION, MISSION, AND STRATEGY

SAP’s continued growth over four decades is attributable to our focus on innovation, a broad portfolio, and our ability to stay close to our customers and understand their ever-changing needs.

Our Vision and Mission

SAP’s vision is to help the world run better and improve people’s lives. Our mission is to help every customer become a best-run business. We do this by delivering technology innovations that address the challenges of today and tomorrow without disrupting our customers’ business operations. For example, enterprise mobility is transforming usage of IT; in-memory technology is simplifying the IT architecture in the enterprise and driving high-value applications; and cloud delivery of IT solutions is simplifying the consumption of technology. We offer solutions that drive business outcomes and enable our customers to run better. We help our customers derive value from their SAP solutions in a cost-effective and predictable way, with our professional services, support, and cloud delivery.

Part I

Item 4

Our Goals for Sustained Business Success

SAP has strong ambitions for sustainable business success, both for our company and for our customers. We believe the most important indicators to measure this success comprise both financial and non-financial indicators: revenue, margin, customer loyalty, and employee engagement.

Revenue

We aim to achieve at least €22 billion total revenue by 2017. SAP still aims to achieve at least €20 billion total revenue by 2015 (2013: €16.9 billion non-IFRS total revenue). An important part to achieving this is our continued focus on innovations, as we expect to become the cloud company with €3.0 to €3.5 billion total revenue from our cloud business by 2017. In 2014, we expect to increase non-IFRS software and software-related services (SSRS) growth by 6% and 8% at constant currencies.

Margin

We aim for 35% non-IFRS operating margin (2013: 32.6%). In order to capture growth opportunities in the cloud, we expect to reach this goal in 2017 instead of 2015, as previously stated. In 2014, we expect between €5.8 billion to €6.0 billion non-IFRS operating profit at constant currencies.

Customer Loyalty

We use the Net Promoter Score (NPS) to measure customer loyalty. In 2014, we are aiming for an increase in NPS by four percentage points (2013: 12.1%).

Employee Engagement

We use the employee engagement index to measure motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. We are committed to achieving a score of 82% in 2015 (2013: 77%). Despite the slight drop in employee engagement in 2013 compared to 2012, we expect to see an incremental increase in our industry-leading score in 2014.

These four goals affirm our commitment to innovation and sustainability, and will help us deliver on our vision and mission.

In addition to the primary KPIs, which directly measure our performance with regard to our four company objectives, SAP manages a large set of secondary performance indicators, which influence the primary KPIs in a variety of ways. Our integrated report seeks to clarify some of those relationships, for example the link between our energy consumption and our margin.

Our main indicators are presented with more detail throughout the report. For more information on strategic goals, see the Internal Management System; Report on Expected Developments; Customers; and Employees section.

Our Strategy: Simplify Everything with SAP Cloud powered by SAP HANA

Organizations around the world are now entering a new era of business model innovation, made possible by the convergence of cloud, mobile, social, and in-memory technologies.

However, businesses often contend with layers of IT complexity that have been built up over the decades. This complexity is the result of several factors, including the proliferation of hardware and custom applications. In addition, investments in innovations often take a long time to implement or to realize business value. Due to the complexity of the current consumption model, customers are not able to respond fast enough to changing market conditions. We believe that simplicity is the key: By solving the challenge of business complexity, we can help unlock our customers’ innovation potential. We are committed to leading this simplification.

In today’s technology industry, the biggest winners have grown by offering simplicity and ease of consumption over a cloud model, which has translated to massive user adoption and market success.

In 2014, SAP will focus on helping its customers “simplify everything, so they can do anything.”

With the SAP HANA platform, we have an opportunity to simplify our product portfolio and IT landscape for our customers. SAP HANA can

Part I

Item 4

radically simplify enterprise applications as it collapses the entire IT stack. With SAP HANA cloud platform, we have the ability to take our core on-premise applications to the cloud and offer a choice of cloud deployments to our customers.

With SAP Cloud powered by SAP HANA, we will focus our simplification on three areas – simplifying our consumption model, simplifying our portfolio, and simplifying user experience.

•

Simplify software consumption by moving our entire portfolio to the cloud:    We are transitioning our consumption model to SAP Cloud powered by SAP HANA where we can deliver end-to-end solutions and drive business outcomes for the customers. We will offer our entire portfolio of solutions – applications, analytics, and platform through SAP Cloud powered by SAP HANA. We will move our core SAP Business Suite software to the cloud as a managed service, delivered by both SAP and our partners. We will also accelerate our investments in line-of-business public cloud solutions across SuccessFactors, Ariba, and our cloud portfolio, all running on SAP HANA. We will deliver a true, integrated cloud to our customers. As we are committed to offering flexibility and choice, we will continue to offer an on-premise deployment model to our customers.

•

Simplify our products with SAP HANA as the common platform:    We will standardize every SAP product (including SuccessFactors and Ariba) on the common SAP HANA platform, and deliver integration across our portfolio. This will drive a simplified suite experience for our customers and partners. Our partners and ecosystem can either extend our solutions or build end-to-end applications based on the SAP HANA platform.

•

Simplify the user experience:    We will simplify the user experience (UX) by offering a “mobile first” approach based on SAP Fiori applications, which offer a simple and easy-to-use experience for broadly used SAP software functions that work seamlessly across devices. We will build applications that show empathy with the user and dramatically improve the experience of our customer’s customers and our customers’ employees.

In addition to simplifying our business model, we will focus on end-to-end delivery of industry-specific solutions that can drive business value and outcomes. We will continue to build an open ecosystem and our partner network to deliver SAP Cloud powered by SAP HANA on their cloud infrastructure. Our ecosystem will play a vital role in building new solutions on the SAP HANA platform and delivering value to our customers.

With our focus on simplification, we aim to better innovate and grow.

Today SAP only receives a small percentage of each customer’s overall IT spend. By investing in innovations and shifting our customers to a cloud business model, we will be able to help reduce their total cost of ownership (TCO) on IT. This enables customers to reinvest the TCO savings in new innovations and SAP could capture a higher share of customer IT spend.

Additionally, SAP will drive innovation and top-line growth across the following dimensions:

•	Drive the Big Data agenda for our customers with our real-time in-memory SAP HANA platform and predictive analytics solutions

•	Establish SAP HANA as a standard enterprise business platform and monetize through partners and ecosystem

•	Focus on the customer’s customer by extending to business-to-business-to-consumer (B2B2C) through our portfolio of omnichannel and CRM solutions

•	Drive accelerated growth in selected industries such as banking, insurance, retail, public sector, and healthcare

•

Emerging markets will continue to be a growth driver, with high double-digit growth in software and cloud revenues expected through 2017. In addition to our investments in China, Russia, and the Middle East, we are expanding our investments in Africa.

We will stay committed to our customers’ success and evolve our execution to drive further value creation for our customers. We strive to provide our customers a significant competitive advantage and to help make their growth more sustainable – financially, ecologically, and socially.

For more information about SAP’s goals, see the Report on Expected Developments section.

Part I

Item 4

OVERVIEW OF THE SAP GROUP

Founded in 1972, SAP today is the world leader in enterprise applications in terms of software and software-related service revenue, and the world’s third-largest independent software manufacturer based on market capitalization. Our continued growth over four decades is attributable to relentless innovation, a diverse portfolio, and our ability to anticipate ever-changing customer requirements. With more than 253,500 customers in over 180 countries, the SAP Group includes subsidiaries in major countries and employs more than 66,500 people.

Our company’s culture puts our customers’ success at the center of everything we do, and is driven by our passions – which are:

•	Success – We measure our success by our customers’ success.

•	Accountability – We embrace accountability and strive to always make good on our promises.

•	Professionalism – We exhibit professionalism by consistently delivering quality work.

•	Integrity – We are honest and fair and take responsibility for all our actions.

•	Teamwork – We value teamwork because it enables us to exceed our individual limits and share greater success.

•	Trust – We work for each other’s success and take personal responsibility for all of our relationships.

For more information about our business conduct, see the Business Conduct section of the SAP Integrated Report 2013 online.

SAP is headquartered in Walldorf, Germany; our legal corporate name is SAP AG. The corporation is listed on the Frankfurt Stock Exchange as well as stock exchanges in Berlin and Stuttgart in Germany and the New York Stock Exchange in the United States. At the end of 2013, our market capitalization was €76.5 billion. SAP is a member of the German DAX and of the Dow Jones EURO STOXX 50 index.

We derive our revenue from fees charged to our customers for licensing of on-premise software products and solutions, and the use of our cloud solutions by subscription. We also derive revenue from support, consulting, development, training, and other services.

SAP markets and distributes our products, solutions, and services primarily through a worldwide network of local subsidiaries, which are licensed to distribute SAP offerings to customers in defined territories. Distributorship agreements are in place with independent resellers in some countries. For more information, see the Business Model section.

As of December 31, 2013, SAP AG controlled directly or indirectly 272 subsidiaries. Our subsidiaries perform various tasks such as sales and marketing, consulting, research and development, customer support, training, or administration. For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (33).

For management reporting, our activities are broken down into two divisions, On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is composed of two operating segments, On-Premise Products and On-Premise Services. Our Cloud division is also composed of two operating segments, Cloud Applications and Ariba. For more information about our segments, see the Notes to the Consolidated Financial Statements section, Note (28).

Part I

Item 4

The following table illustrates our most significant subsidiaries based on total revenues as of December 31, 2013:

Name of Subsidiary	Ownership %	Country of Incorporation	Function
Germany
SAP Deutschland AG & Co. KG, Walldorf	100	Germany	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of EMEA
SAP (UK) Limited, Feltham	100	Great Britain	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP (Schweiz) AG, Biel	100	Switzerland	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP France, Paris	100	France	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP Nederland B.V., s-Hertogenbosch	100	The Netherlands	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Limited Liability Company SAP CIS, Moscow	100	Russia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
United States
SAP America, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP Industries, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of Americas
SAP Brasil Ltda, São Paulo	100	Brazil	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP Canada Inc., Toronto	100	Canada	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Japan
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of APJ
SAP Australia Pty Limited, Sydney	100	Australia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration

PORTFOLIO OF PRODUCTS, SOLUTIONS, AND SERVICES

Our Focus on Customers and Innovation

SAP’s portfolio of products, solutions, services, and support is designed with customer centricity in mind. Our solutions help customers address the major trends and issues of our time – such as the unprecedented power of people to connect, the ubiquity of mobile technology, the pressures of population growth and rapid urbanization, and the increasing demand on natural resources. Our software enables companies of all sizes to better connect to their customers and suppliers, and to measure, track, and manage their sustainable

Part I

Item 4

operations. Our solutions also address our customers’ expectations for shorter innovation cycles, an attractive total cost of ownership (TCO), a superior user experience, and choice of consumption options – whether on premise or in the cloud.

SAP’s portfolio offers solutions to customers of all sizes and across 25 industries, all around the globe. The platform for all our solutions is called SAP HANA. SAP was the first company to introduce an in-memory database not only for analytics, but also for running complete enterprise applications in main memory. SAP HANA is an in-memory data platform that is deployable as an on-premise appliance or in the cloud. It is a revolutionary platform best suited for performing real-time analytics, and developing and deploying real-time applications. Due to its hybrid structure for processing transactional workloads and analytical workloads fully in-memory, SAP HANA combines the best of both worlds. It also offers a unique opportunity for business innovation, simplifying IT landscapes, reducing TCO, and boosting performance by a wide margin. All of our products will be enabled to run on the SAP HANA platform, and we continue to make SAP HANA a key differentiator in both technology and business applications across our entire portfolio.

Solutions

SAP has built a deep expertise in more than 40 years of delivering market-leading software to distinct industries and lines of business. Our end-to-end solutions for industries and lines of business combine assets across our product, service, technology, and market categories to solve specific customer challenges.

Solutions for Lines of Business

Our line-of-business solutions are relevant across all industries, providing best-practice capabilities to key functional areas within an organization. As a result, they enable professionals to excel within their respective disciplines. Our portfolio of solutions currently covers 12 lines of business:

•	Asset management

•	Corporate strategy and sustainability

•	Finance
•	Human resources

•	Information technology

•	Manufacturing

•	Marketing

•	Procurement

•	R&D and engineering

•	Sales

•	Service

•	Supply chain management

We deliver these solutions on premise or through the cloud as software-as-a-service (SaaS) offerings:

•

SAP Cloud for Human Resources:    Together with existing HR cloud solutions from SAP, SuccessFactors, an SAP company, offers a full suite of cloud solutions that help companies improve workforce productivity and engage, train, motivate, and retain their people.

•	SAP Cloud for Finance: Cloud solutions that support key financial processes including travel and expense reporting.

•

SAP Cloud for Sales, SAP Cloud for Service, SAP Cloud for Marketing:    These individual cloud portfolios offer applications that manage all aspects of customer interaction – marketing, sales, service – while employing next-generation social capabilities.

•

SAP Cloud for Procurement:    The portfolio from Ariba, an SAP company, combines the world’s largest cloud-based business network with cloud-based applications for buying, selling, and managing cash used by companies around the globe to connect to their trading partners.

•

Cloud Suites:    SAP offers SAP Business Suite powered by SAP HANA in the cloud. In addition, SAP Business ByDesign and SAP Business One Cloud provide two cloud suites for subsidiaries and small businesses.

Part I

Item 4

Solutions for Industries

For decades, SAP has developed deep expertise within specific industry groups. Our product development teams include professionals from within those industries, and we continually engage with customers to develop solutions that represent industry best practices. With the 2013 addition of the SAP for Sports & Entertainment industry portfolio, SAP now supports enterprises in 25 industries.

Industry Sector	Industry Portfolio
Consumer	SAP for Consumer Products
SAP for Life Sciences
SAP for Retail
SAP for Wholesale Distribution

Discrete manufacturing	SAP for Aerospace & Defense
SAP for Automotive
SAP for High Tech
SAP for Industrial Machinery & Components

Energy and natural resources	SAP for Chemicals
SAP for Mill Products
SAP for Mining
SAP for Oil & Gas
SAP for Utilities

Financial services	SAP for Banking
SAP for Insurance

Public services	SAP for Defense & Security
SAP for Healthcare
SAP for Higher Education & Research
SAP for Public Sector

Services	SAP for Engineering, Construction & Operations
SAP for Media
SAP for Professional Services
SAP for Sports & Entertainment
SAP for Telecommunications
SAP for Transportation & Logistics

Solutions for Small Businesses and Midsize Companies

SAP offers a number of targeted solutions for small businesses and midsize companies, including the SAP Business All-in-One solution, the SAP Business One application, and Edge solutions, which combine business management and business intelligence software. These solutions are targeted and optimized for small businesses and midsize companies, and provide growing enterprises with the capabilities they need to compete in a global market.

SAP also offers affordable, scalable solutions in the cloud, such as SAP Business ByDesign and SuccessFactors HCM Suite. These solutions are relevant for companies of all sizes, including small and midsize enterprises. Additionally, we offer SAP Business One Cloud to small businesses and midsize companies. SAP Business One Cloud is a comprehensive and easy-to-consume cloud offering with predictable costs.

Part I

Item 4

Products

In 2013, SAP offered innovative products in five market categories: Applications, Analytics, Mobile, Database and Technology, and Cloud, all powered by the SAP HANA platform.

We will continue to offer products in these market categories, along with innovations designed to meet customer needs now and in the future. As described in the Vision, Mission, and Strategy section of this management report, our strategy will focus even more on how our products deliver simplicity, better business outcomes, and sustainable business value.

In 2013, our product portfolio comprised the following:

Applications

SAP is the recognized leader in enterprise applications. Based on our leading technology and our unmatched business process know-how, we deliver innovations without disruptions.

SAP Business Suite software helps create a comprehensive business process platform for companies to run better and perform better every day.

The main applications in SAP Business Suite are:

•	SAP Customer Relationship Management (SAP CRM): Provides a comprehensive set of functionality for marketing, sales, and service to engage with customers.

•	SAP ERP: Supports critical business processes such as finance, HR, and other essential corporate functions.

•	SAP Product Lifecycle Management (SAP PLM): Manages the product and asset lifecycle across the extended supply chain.

•	SAP Supplier Relationship Management (SAP SRM): Supports key procurement activities.

•	SAP Supply Chain Management (SAP SCM): Helps adapt supply chain processes to a rapidly changing competitive landscape.

SAP Business Suite is also available “powered by SAP HANA” as our next-generation business suite that captures and analyzes data in real time on a single in-memory platform. In the past, companies would run separate disk-based systems; one to capture transactional data, and one to analyze data in a data warehouse. SAP Business Suite powered by SAP HANA allows customers to work with a single in-memory data management system, empowering customers to run their business in real time to transact, analyze, and predict instantly and proactively. This gives companies the ability to translate real-time insights into action immediately, while removing the complexity of redundant system data and systems. Customers can now manage mission-critical business processes, such as planning, execution, reporting, and analysis, in real time using the same relevant live data. This simplification lowers TCO.

Analytics

Our analytics offerings enable users to unleash the power of collective insight by helping them collect massive amounts of Big Data and use it to drive better business outcomes. The solutions enable users to unlock the data they need empowering them with the right information at the right time to make insightful business decisions, anticipate change, and uncover new opportunities. When using software powered by SAP HANA, companies can gain insight by overcoming the classic trade-off between the speed and flexibility of data analysis. As a result, data analysis becomes much faster and more cost-effective.

Analytic solutions from SAP include:

•

Business intelligence (BI):    Helps users to make fact-based decisions with enterprise business intelligence solutions that enable users to engage with all their data, on any device, across any platform. Our BI solutions include the SAP BusinessObjects BI platform, SAP Crystal Reports, SAP BusinessObjects Dashboards, and SAP Lumira.

•

Enterprise performance management (EPM):     Helps companies improve performance, organizational agility, and decision making. SAP solutions for EPM include SAP Business Planning and Consolidation, SAP Profitability and Cost Management, SAP Financial Consolidation, and SAP Disclosure Management applications.

•	Governance, risk, and compliance (GRC): Provides organizations with a real-time approach to manage GRC across heterogeneous business environments. SAP solutions for GRC

Part I

Item 4

include the SAP Risk Management, SAP Access Control, and SAP Global Trade Services applications as well as the SAP Sustainability Performance Management analytic application.

•

Predictive analytics:    Brings advanced analytics capabilities to a broad spectrum of users – beyond data scientists to line-of-business users and analysts in the workplace – to help uncover new business opportunities, predict trends, and proactively respond to change. This is made possible by automating key modeling and analytical tasks and enabling faster deployment and adoption of predictive analytics tools.

Mobile

Today’s businesses demand mobile access to critical business information. Mobile solutions from SAP offer the foundation for enterprise mobility and seamless integration with the core enterprise applications of our customers. SAP is recognized as a market leader in enterprise mobility.

Our portfolio of mobile solutions includes:

•

Enterprise mobility management:    In many organizations, employees use different types of mobile devices to access critical enterprise data, content, and applications. To address this demand, SAP offers the SAP Afaria mobile device management solution and the SAP Mobile Documents solution.

•

Mobile apps:    SAP has a variety of mobile apps that interface with our on-premise solutions and address line-of-business, industry, and consumer needs. In addition, SAP has opened our mobile development platform to our partner ecosystem to support the growing demand for mobile apps.

•

SAP Mobile Platform:    SAP Mobile Platform combines Sybase Unwired Platform, the former Sybase 365 Mobilizer Platform (for business-to-consumer applications), and Agentry from the acquired company Syclo into a single platform, thus supporting mobile development and deployment across the entire enterprise.

Database and Technology

Our database and technology portfolio provides a solid and comprehensive foundation for business applications. SAP HANA, our ground-breaking in-memory platform, has redefined innovation in the database and technology market and has become the fastest-growing product in our history. We depend on our ecosystem to expand our reach, and accelerate growth and adoption of SAP database and technology products beyond our installed base customers.

In addition to SAP HANA, we offer a comprehensive family of database and technology solutions that includes:

•

Application development and integration:    SAP NetWeaver provides a comprehensive technology platform, designed to efficiently develop, run, and extend business applications. SAP NetWeaver provides technology and enterprise software, such as the SAP NetWeaver Business Warehouse (SAP NetWeaver BW) application, and the SAP NetWeaver Application Server, SAP NetWeaver Portal, and SAP NetWeaver Process Orchestration components.

•	Database: We offer the technology to make up a real-time data platform, including SAP HANA, SAP IQ database software, SAP Adaptive Server Enterprise (SAP ASE), and the SAP SQL Anywhere suite.

Cloud

In a world where customers need to respond quickly to changing market conditions, the cloud model offers an ideal combination of flexibility, affordability, and rapid time to value. With SAP Cloud powered by SAP HANA, we are helping customers enjoy the innovation potential of a cloud-based setup. At the same time, we are simplifying our consumption model, our product portfolio, and our customers’ user experience.

Today, SAP offers one of the most comprehensive cloud portfolios on the market. With the decision to offer all our products in the cloud, the cloud category will evolve from a product category to a deployment option for our customers to simplify the consumption of our solutions. Our offerings span cloud applications, business networks, and cloud platforms. In addition, we offer our customers a choice of different cloud deployments to fit their business needs, such as public or private cloud models.

In 2013, SAP began offering SAP Cloud powered by SAP HANA, which includes infrastructure, platform, and software as services in the cloud, incorporating the former SAP HANA Enterprise Cloud managed cloud services offering. It allows

Part I

Item 4

entire enterprise systems to be run in the cloud and provides customers with a new deployment option to gain immediate value from the innovations of SAP HANA. This enables the operation of mission-critical business applications as well as new applications powered by SAP HANA. In providing such services, we aim to enable organizations to realize faster time to value coupled with lower total cost of ownership, and benefit from increased flexibility and reliability.

In addition, SAP HANA Cloud Platform is a development platform-as-a-service (PaaS) designed to help customers, independent software vendors, and partners rapidly create innovative enterprise software applications in the cloud leveraging our leading in-memory technology.

SAP supports a hybrid model, allowing customers to integrate new cloud services with their on-premise applications. This gives customers the opportunity to consume new innovations using the cloud while safeguarding their investments in their existing application landscape.

Services and Support

SAP offers comprehensive services and support to help our customers maximize the value of their SAP investments by offering higher value realization, faster adoption of innovation, and higher efficiency in the implementation of our solutions. Our services and support portfolio covers the entire end-to-end application lifecycle, from a tight integration with our development organization, to accelerating innovation and continuous improvement of our software solutions, to complete risk and quality management.

Software-Related Services

Custom Development

The SAP Custom Development organization specializes in building individual software solutions that address the unique needs of our customers, and that fit seamlessly with existing SAP software. SAP Custom Development draws on our innovations, especially SAP HANA, to deliver unmatched impact and value for specific customer use cases.

Maintenance and Support

SAP offers a comprehensive and tiered maintenance and support model to customers of our on-premise solutions on a global basis. This support offering primarily includes SAP Enterprise Support and SAP Standard Support offerings.

•	SAP Enterprise Support: Our premier maintenance and support offering is designed as a strategic, long-term partnership with our customers.

•	SAP Standard Support: Our basic support offering delivers functions, knowledge, and tools that help customers implement, maintain, and enhance their SAP solutions.

Our support portfolio also contains two additional premium maintenance offerings:

•

SAP MaxAttention:    These services provide the highest possible level of support for our customers. The combination of SAP MaxAttention and SAP Enterprise Support offers customers comprehensive all-round support. This strategic offering is designed for continuous business and co-innovation with customers. Through the SAP Active Global Support (SAP AGS) organization, SAP MaxAttention offers support services tailored to the requirements of the customer, expertise acquisition by the customer, and continuous cooperation at senior management level based on an agreed-to balanced scorecard.

•	SAP ActiveEmbedded: These enhanced engagement services help optimize solutions and accelerate adoption of technologies without disrupting customer businesses.

For our cloud portfolio, support is included as part of our cloud subscriptions. Customers have the option of choosing standard, premium, and platinum support. In the premium and platinum offerings, customers have access to support offerings, such as access to a dedicated support account manager.

Professional Services

Consulting Services

We offer consulting services for the planning, implementation, and optimization phase of our business solutions. Our consultants engage in a wide range of services, including business transformation, IT transformation, performance and insight optimization, and business applications services. These services help customers optimize business performance and leverage the full power of SAP solutions.

Part I

Item 4

SAP consultants also implement SAP Rapid Deployment solutions, which combine preconfigured software and predefined services, such as SAP Best Practices, templates, tools, and user guides. By doing so, they help companies adopt innovations more quickly and at transparent cost.

Education Services

The SAP Education organization offers a complete portfolio of multimodal learning that covers the learning needs of single individuals, as well as organizations. We provide a consistent curriculum for learners around the world, including online e-learning, virtual live classroom sessions, learning on demand, and classroom training. Our educational programs help people become more proficient, efficient, and productive in their use of SAP solutions. Every year, more than 500,000 individuals are trained by SAP Education, making it one of the largest IT training organizations in the world.

For more information about services and support from SAP, see www.sap.com/services-support/svc.html. For more information about how SAP handles security and privacy in our products and services, see the Security and Privacy section of the SAP Integrated Report 2013 online. For more information about SAP products and solutions, see www.sap.com/pc/index.html.

BUSINESS MODEL

Creating economic, social, and environmental value over the long-term is central to our vision of helping the world run better and improving people’s lives. To realize our vision, SAP provides software and services to customers throughout the world, all based on our deep expertise in business processes spanning 25 industries.

To provide software and related services to our customers, we rely on financial capital provided by investors. We leverage our intellectual capital to continually increase our knowledge base and expertise. Engaged, highly skilled, and agile employees are central to innovating with and building relationships with our customers and partners, and ultimately to our business success.

Our direct sales organizations drive most business development. Sales go-to-market strategies are established at the global level, and adapted and executed by the regional subsidiaries. Our customer-facing employees, in close collaboration with sales support and marketing, drive demand, build pipeline, and enhance relationships with customers within our target industries. Our marketing efforts cover large enterprises as well as small and midsize enterprises. We believe our broad portfolio of solutions and services enables us to meet the needs of customers of all sizes and across industries.

In addition, our extensive ecosystem provides scalability to meet the demand for SAP innovation and provide customers with a wide selection of third-party competencies. We have developed an independent sales and support force through independent value-added resellers. We have also established partnerships with hardware and software suppliers, system integrators, and third-party consultants. For more information, see the Partner Ecosystem section.

Our sales model has been focused on charging a one-time, upfront fee for a perpetual license to our software that is typically installed at the customer site. In addition, the customer usually concludes a maintenance contract that covers support and software updates. As we see customers’ preferences evolve, we are expanding the delivery of our solutions in the cloud, which we believe is a simple and efficient software consumption model. Our cloud solutions are offered under a subscription-based licensing model. With this model, the customer periodically pays a fee to use software for a limited amount of time. This software is installed at an SAP or an SAP partner location, and the customer accesses the software through the Internet.

To help companies invest in SAP solutions and the associated services and hardware, the SAP Financing service offers customers payment plans optimized for maximum economic benefit. It can help preserve liquidity, provide an alternative to credit from their existing banking relationships, and balance their budgetary priorities – while giving customers the flexibility to choose the best possible solution.

We measure the outcome of our activities through four performance indicators: revenue, margin, customer loyalty, and employee engagement. Each of these directly correlates with our ability to deliver financial returns to our providers of capital. Ultimately, it is our highly engaged employees who build our customers’ success and loyalty to SAP.

SAP contributes to the creation of long-term value for society in a number of ways. At SAP and within our ecosystem, we support job creation and economic prosperity through demand for highly qualified workers to sell, implement, and enhance our software for customers. Our solutions support the learning and talent development of our

Part I

Item 4

customers’ employees. Other SAP solutions enhance health and safety, both on the manufacturing side and in the final consumer products, which impact millions of people worldwide.

Our greatest positive environmental impact stems from enabling improvements through the solutions we provide to customers. For example, our software plays a primary role in driving supply chain optimization, efficiency gains in production processes, and transparency regarding energy consumption and emissions.

We also leverage our expertise in business processes across industries to direct our innovations to the world’s greatest challenges, such as the social and environmental strains posed by a rapidly expanding global middle class. Our goal is to create long-term value by providing solutions not just for the current challenges faced by our customers, but also those of the future. In this way, we see our role moving beyond the creation of new efficient solutions: We want to help fundamentally change how people live, conduct business, and use software. This framework underscores how SAP can create its greatest impact through the use of our solutions by more than 253,500 customers worldwide.

RESEARCH AND DEVELOPMENT

Research and development is the source of the discoveries that will shape the future for SAP and its customers. At SAP, research and development is a global effort that is highly collaborative, focused on customer value, and involves co-innovation with customers, partners, and academia.

Global Development, Local Focus

Our Products & Innovation organization is truly global, with the majority of development colleagues located in 14 SAP Labs locations in 12 countries (see graphic). SAP Labs are globally distributed, situated within major technology hubs where access to talent and the latest technology trends create an optimal setup for innovation.

Major Development Locations (SAP Labs) in 12 Countries

Part I

Item 4

SAP Labs locations in fast-growing markets strive to produce market-relevant solutions that complement SAP’s global product portfolio. In addition, they are structured in a manner that allows for close interaction with local stakeholders, including customers, partners, and universities. This strategy of distributed development, focusing on locations with talent availability, fostering diversity and access to new ideas, while also ensuring local market relevance, has proven highly successful for SAP.

To every technology and engineering challenge, SAP brings the strength and experience of a global development team. This helps ensure the rapid impact of research and development activities on our solution portfolio, and contributes to an ever-increasing pace of innovation.

Continuous Innovation

Research and development is only successful if it provides continuous improvement for existing products, while at the same time executing against promising new concepts that can help SAP enter new markets. And it must do so better and faster than our competition.

The following were among our 2013 R&D accomplishments:

SAP HANA

In 2013, SAP made further investments in our next-generation in-memory platform, SAP HANA, as the foundation for all of our products, solutions, and services – so that our customers can run their businesses in real time. A rich and growing ecosystem of partners further drives the adoption of SAP HANA as an open platform, and a number of startup companies now deliver new and innovative applications built on the SAP HANA platform.

Cloud

To further advance our leadership in the cloud, we continued to expand our portfolio of cloud-based applications. For example, customers that want to accelerate their transition to the real-time enterprise can now take advantage of our latest innovation in the cloud, SAP Cloud powered by SAP HANA, which includes infrastructure, platform, and software as services in the cloud, incorporating the former SAP HANA Enterprise Cloud managed cloud services offering. Core elements include an elastic infrastructure, the in-memory platform, and services for deploying SAP or custom applications in real time.

SAP Business Suite powered by SAP HANA

Our highly engaged and diverse research and development teams are also working to improve SAP Business Suite by simplifying the end-to-end experience of using the applications while also optimizing performance. Combining SAP Business Suite with SAP HANA was a major milestone in 2013, enabling customers to make decisions in real time and gain unmatched visibility into business processes In addition, the software helps customers unleash their full potential when it comes to meeting consumer and competitive demands through real-time access to data, real-time analytics, and unprecedented improvements in performance.

Adhering to our imperative of “SAP runs SAP,” SAP has led the way in the adoption of SAP Business Suite powered by SAP HANA by going live internally with SAP CRM and SAP ERP applications now running on SAP HANA in 2013.

SAP Fiori

With SAP Fiori applications, SAP continues to further renew and simplify the user experience for all our products. For example, SAP Fiori offers an intuitive end-to-end user experience for broadly and frequently used SAP software functions that work seamlessly across devices – desktop, tablet or smartphone.

New Industry Solutions

Across industries, we continue to look for opportunities to help our customers and partners expand their businesses by analyzing, evaluating, and co-innovating business processes. In 2013, for example, SAP brought its knowledge and experience to the sports and entertainment industry. Our solutions help sports teams, leagues, and venues run faster, smarter, and simpler. In addition, they are designed to deepen fan engagement, drive on-field performance, and optimize business efficiency.

A Culture of Customer Centricity, Empowerment, and Accountability

Today, SAP’s development is closely attuned to customers’ business environments, product

Part I

Item 4

landscapes, and users. In addition, we foster a development culture of customer centricity, empowerment, and accountability. We believe that our work impacts such factors as customer loyalty and employee engagement, and that those factors have significant relevance to our company’s financial performance.

Our design-led research and development methodology puts the customer and user at the center during the entire development process. This results in robust solutions to complex business challenges – solutions that are technically feasible, desirable to users, and viable to the business for both SAP and its customers.

Research and Development Expenditure

SAP’s strong commitment to research and development (R&D) is also reflected in our expenditures: In 2013, we increased our R&D expense (IFRS) slightly by €21 million, to €2,282 million (2012: €2,261 million). We spent 13.6% of total revenue on R&D in 2013 (2012: 13.9%). Our non-IFRS R&D expense as a portion of total operating expenses declined slightly from 19.2% to 19.0% year over year. While we continue to increase our innovative capacity, we increased our efficiency.

At the end of 2013, our total full-time equivalent (FTE) count in development work was 17,804 (2012: 18,012). Measured in FTEs, our R&D headcount was 27% of total headcount (2012: 28%). Total R&D expense includes not only our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services and fees, strategy consulting, and the professional development of our R&D workforce.

Patents

As a leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R&D has resulted in numerous patents. SAP holds a total of more than

5,500 validated patents worldwide. Of these, more than 700 were granted and validated in 2013.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent.

PARTNER ECOSYSTEM

SAP engages with an extensive partner ecosystem to address the needs of customers around the world. With nearly 11,500 partners at the end of 2013, we continue to foster our partner ecosystem. Partners operate independently of SAP, and complement our business in one or more of the following ways:

•

Selling SAP software:    SAP partners help companies of all sizes identify, purchase, and deploy the ideal solutions to address their business needs. SAP value-added resellers (VARs) and multitier distribution channels offer local market and industry expertise that addresses specific market needs.

Part I

Item 4

SAP closely aligns its sales efforts with those of our partners through well-defined rules of engagement that outline each organization’s roles and responsibilities. In most markets, partners are the primary sales channel to address the needs of small and midsize enterprises (SMEs). Our company also sells select products through our own online channel, SAP Store, which includes complementary solutions developed by SAP partners. In addition, SAP resells applicable partner solutions as part of our solution extensions portfolio. These partner-developed solutions are tested, validated, and approved by SAP development organizations, and supported by SAP.

•

Developing solutions that complement SAP software:    SAP has a vibrant community of partners that develop on SAP platforms and create complementary products integrating with SAP applications. This community is vital to providing our customers with a broad portfolio of solutions that leverage the capabilities of SAP HANA, SAP Mobile Platform, our cloud offerings, and more. At the same time, we maintain strategic relationships with industry-leading technology, software, and services firms. SAP engages with the partner community in the development of new solutions, and works closely with partners on new product initiatives. Partners can embed SAP technology within their offerings under an original equipment manufacturer (OEM) licensing agreement. We also work actively with partners to enable new and innovative delivery and go-to-market approaches to support customer needs and preferences. Beyond these formal partnerships, companies can also certify their integration with SAP technology through the SAP Integration and Certification Center (SAP ICC).

•

Providing implementation and other services:    SAP has strong partnerships with a broad network of IT professional services firms that provide consulting, system integration, hosting, education, and more. At the end of 2013, our partners collectively had more than 380,000 skilled resources in SAP solutions and technology. These companies are critical to the successful implementation and deployment of SAP solutions at customers we serve together. In response to growing customer demand for flexible deployment and purchase options, SAP is working closely with the partner ecosystem to offer innovative cloud-based offerings and business models, including OEM and managed cloud services, and by making SAP platforms and applications available through public cloud offerings.

To help the SAP partner ecosystem achieve its business goals, SAP provides an extensive array of business support offerings. SAP’s flagship partner program, SAP PartnerEdge, offers a tiered engagement model that provides marketing, sales, and technical enablement, as well as education, deal support, and a variety of other benefits and resources. We provide SAP global partners – a select group of leading global technology, software, and services companies – with dedicated teams that work closely with them to proactively engage in business development and technical initiatives addressing specific market needs. Many of our partners participate in SAP Community Network, an online community that facilitates networking and information sharing for technical professionals. In addition, many participate in the SAP Listens program, which surveys partners for feedback and provides insight into projects we have initiated to address partner issues.

A vibrant partner ecosystem is essential to SAP’s success, and is a key component in our ability to achieve our mission of helping businesses run better and improving the lives of people everywhere.

ACQUISITIONS

SAP views acquisitions as investments in people, technologies, and growth. In 2013, SAP made the following acquisitions:

Acquisitions

•

In March, SAP acquired Ticket-Web GmbH & Co. KG, a provider of ticketing solutions and niche customer relationship management (CRM) software for sports and entertainment promoters. The acquisition helped SAP enter the sports and entertainment industry, as we can now offer enhanced solutions that help promoters, venues, and teams market events over the Internet and better manage arenas.

•

In April, SAP acquired certain assets from KMS Software Company LLC, a provider of Web-based human capital management software and solutions in the areas of electronic onboarding, off-boarding, forms management, and new-hire engagement.

Part I

Item 4

•

In April, SAP acquired Camilion, a provider of product development, product lifecycle, and underwriting solutions for the insurance market. These solutions allow SAP customers to streamline the management and creation of new insurance products, providing insurance brokers and underwriters with simple tools to help speed up transactions and reduce costs.

•

In April, SAP acquired SmartOps, a provider of inventory and service-level optimization software solutions. This acquisition helps SAP develop real-time supply chain software solutions on the SAP HANA platform. The solutions help customers optimize inventory and service levels, freeing up working capital for innovation and growth.

•

In August, SAP acquired hybris, one of the leading commerce technology companies. This is an investment in the future of commerce and customer engagement. We continue to combine the omnichannel commerce solutions of hybris with enterprise technology and industry leading in-memory, cloud, and mobile innovations from SAP. Together, these capabilities can help facilitate new levels of customer insight and engagement.

•

In October, SAP acquired KXEN, a provider of predictive analytics technology for line-of-business users and analysts. The addition of KXEN solutions will provide easy-to-use predictive capabilities for the extensive SAP customer base.

For more information about our acquisitions, see the Notes to the Consolidated Financial Statements section, Note (4).

Venture Activities

Through SAP Ventures, which comprises our consolidated investment funds, SAP has partnered with renowned entrepreneurs worldwide to build industry-leading businesses. SAP Ventures has supported more than 100 companies on five continents for more than 15 years. Many of these companies have been acquired or have become publicly listed companies.

In October, SAP announced its commitment to invest US$650 million through a new consolidated investment fund, named SAP Ventures Fund II.

In 2013, SAP made a total commitment of US$1 billion bringing SAP Ventures’ total available investment pool to more than US$1.4 billion for use over the lifetime of its respective funds. Investments through the funds are currently ongoing and depend on capital calls from the funds. SAP Ventures seeks companies with an established market presence that are growing very fast, and which they can help fuel their growth by adding expertise, relationships, geographic reach, and capital. It invests globally with a particular focus on emerging companies in Europe, India, and the United States, as well as in Brazil and China.

For more information about our consolidated investment funds, see the Notes to the Consolidated Financial Statements section, Note (33).

ENERGY CONSUMPTION AND GREENHOUSE GAS EMISSIONS

Over the past several years, we have worked to better understand the connections between our energy consumption, its related cost, and the resulting environmental impact. Today we measure and address our energy usage throughout SAP, as well as our greenhouse gas emissions across our entire value chain. Since the beginning of 2008, we calculate that energy efficiency initiatives have contributed to a cumulative cost avoidance of €260 million, compared to a business-as-usual extrapolation.

Moreover, to credibly offer solutions that help our customers better manage their use of resources, we must do so ourselves. By addressing the financial and environmental impact of our energy consumption, we have gained valuable insights to create solutions for our customers.

Total Energy Consumed

Because our energy usage drives our emissions, one of the most important measures we look at is our total energy consumed. This includes all energy that SAP produces or purchases – in other words, the energy whose production causes emissions falling into Scopes 1 and 2 of the Greenhouse Gas Protocol. Our total energy consumption increased to 910 gigawatt hours (GWh) in 2013, compared to 860 GWh in 2012. This increase is due to significant growth in our business. In addition, as software usage shifts to the cloud, we are hosting more of our customers’ systems in our data centers, requiring additional servers and facilities that consume more energy.

Part I

Item 4

As we describe in more detail below, we believe that this shift has the opposite effect for our customers, who can save energy through our shared infrastructure.

As our business grows, we maintain the efficiency gains we have made over the past several years. For example, our total corporate car fleet is not consuming more fuel despite the fact that a significant number of company cars has been added, since the average company car has become more fuel-efficient. So, while our car fleet grew by 6%, we had efficiency gains of 6% across the entire fleet. As a result, our total energy consumption remained steady at 13,900 kilowatt hours (kWh) per employee in 2013.

Greenhouse Gas Emissions

Our goal is to reduce the greenhouse gas emissions from our operations to levels of the year 2000 by 2020. This target includes direct and indirect emissions from running our business (Scopes 1 and 2), as well as a limited subset of other indirect (Scope 3) emissions, such as those stemming from business travel. We do not include all of our Scope 3 emissions in our target because we chose to focus first on those emissions over which we have the most control. However, as detailed in the Energy and Emissions II section in the SAP Integrated Report 2013 online, we are increasingly addressing both our upstream and downstream emissions to drive a comprehensive carbon strategy for SAP.

In addition to our long-term goal for 2020, we have set annual targets. In 2013, our total emissions increased to 545 kilotons CO2 (2012: 485 kilotons). As a result, we missed our annual target to reduce our emissions to 460 kilotons. Just as with our increase in energy consumption, our increased emissions reflect the growth of our business. Due to our environmental efforts of the past, however, the overall absolute reduction achieved between the beginning of 2008 and today is 9%. At the same time, the average number of employees increased by almost 26%.

At the same time, we experienced some decrease in efficiency in 2013 as it relates to our emissions. While our overall energy efficiency remained steady, our greenhouse gas emissions increased from 30.0 grams CO2 per euro of total revenue in 2012 to 32.4 grams CO2 per euro in 2013. Our carbon emissions per employee also increased by about 5% in 2013, respectively.

One root cause for this development is our change in business model. As our customers increasingly leverage SAP software in the cloud, our leadership in this market means that systems that previously ran at our customers’ sites are increasingly running in SAP data centers. In other words, the emissions that used to be caused by our customers running our software have become SAP’s emissions. As a result, our emissions per employee and per euro in revenue increased in 2013.

In 2014, we plan to address these emissions, as well as our overall footprint, by powering all of our data centers and facilities with 100% renewable electricity. This shift will effectively eliminate the emissions caused by our customers’ systems that have moved into our green cloud. Given the large size of our customers’ footprints and our growth strategy in the cloud, we see significant potential to reduce both our own and our customers’ environmental impact. In 2013 alone, the emissions caused by SAP products in use at our more than 253,500 customers’ sites were at least 10 times larger than SAP’s own footprint, meaning they caused more than 5,800 ktons of CO2. By using 100% renewable energy, we will dramatically broaden the reach of our sustainability efforts and align them with our cloud strategy. We believe this move will not only help the world run better, but contribute to achieving our 2020 carbon target.

Efficiency Versus Transformation

Our results in 2013 point to an increasing challenge faced not only by SAP but also by our customers. Companies typically increase their resource consumption when they grow. Under traditional business models, they continuously create and sell more goods or services. For this reason, many companies have focused on increasing their efficiency – a prime example is the far better fuel efficiency of passenger cars today compared to decades ago.

Efficiency, however, has its limits. The demands of growth, as we are discovering, often overtake efficiency gains. Extending the example of cars – we have many more cars on the road today, which more than cancels out the reduction in consumption per car. For this reason, and in addition to our green cloud strategy, we are increasingly focused on another path to sustainable growth – applying technology innovation to transformations in how business is conducted.

Part I

Item 4

In the case of SAP, we are seeking to bring about transformations in a range of areas, from incentivizing behavioral change to supporting innovative approaches to conserving resources. TwoGo by SAP, for instance, is a ride-sharing application that turns the daily commute into an economic, social, and environmental opportunity. We began offering TwoGo by SAP to other companies in 2013, supporting their own efforts to reduce the cost of fuel, parking and business trips, enhance employee networks, change behavior, and reduce emissions. For more information on this innovation, see www.twogo.com.

Net Positive Impact

As the example of TwoGo by SAP shows, we ultimately aim to help other organizations with their journey toward change. While we are committed to improving our own environmental performance, we believe that we can make a far greater impact by helping our customers reduce their energy use and emissions. We are increasingly focused on facilitating and measuring this “enabler effect,” which our software supports in both direct and indirect ways. A prime example of the former is a transportation application that enables companies to better manage their freight and routes to reduce fuel consumption. Indirectly, our customers can use our analytics to assess their operations and make adjustments that will save energy, reduce emissions, and lower costs. For example, our software can help determine when equipment needs refurbishment or support manufacturers in negotiating better energy rates during peak times. Through the advanced computing power of SAP HANA, we can now help companies make these adjustments in real time, increasing their efficiency even further.

Based on a study from Global e-Sustainability Initiative (GeSI SMARTer2020) assessing the potential effect for the information and communications technology (ICT) industry overall as well as our own estimates, we believe that our solutions contribute to an avoidance of emissions that eclipses the footprint of our entire value chain, including our downstream emissions (use of our software at customers’ sites). Putting such estimates in tangible terms, the total emissions generated by ICT are expected to reach 1.3 gigatons (Gt) of carbon by 2020. By contrast, ICT has the potential to abate 9.1 Gt CO2 in that same time period. Similarly, we estimate that SAP’s downstream emissions will reach 0.0091 Gt CO2 by 2020. Global emissions, on the other hand, are expected to reach 55 Gt CO2 by that time – offering enormous potential for ICT as a whole and for SAP to enable reductions.

We will continue developing methodology to estimate this impact so that we can direct our strategy and resources to those areas where we can create the greatest long-term impact.

SEASONALITY

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2013, 2012, and 2011 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Unlike our on-premise software revenues, our on-premise support revenues and cloud subscription and support revenues are less subject to seasonality.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. For further details on risks related to SAP’s intellectual property rights, see “Item 3 Key Information – Risk Factors – Operational Risks.”

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

Part I

Item 4

infringements. See Note (23) to our Consolidated Financial Statements for a more detailed discussion relating to certain of these legal proceedings.

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 430,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 120,000 square meters. In approximately 70 countries worldwide, we occupy roughly 1,480,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore (India); Sao Leopoldo (Brazil), London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 260,000 square meters in the EMEA region, excluding Germany, approximately 390,000 square meters in the region North and Latin America, and approximately 280,000 square meters in the APJ Region.

With the acquisition of hybris in 2013, approximately 18,000 square meters were added to our real estate portfolio. This portfolio is included in the group portfolio disclosed above.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training, administration and messaging. Substantially all our facilities are being fully used or sublet. For a discussion on our non-current assets by geographic region see Note (28) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees – Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

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

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In 2013, we started construction activities in several locations. We aim to extend our office space and data center capacities to be able to cover future growth. We plan to cover all of these projects in full from operating cash flow. The most important projects are:

•

In Bangalore, India, we want to add additional capacity of roughly 2,500 employees. We estimate the total cost to be approximately €51 million, of which we had paid approximately €2 million as of December 31, 2013. We expect to complete the construction of this office building in 2016.

•

In Ra’anana, Israel, we commenced construction of a new building. We estimate the total cost of this project to be approximately €50 million, of which we had paid approximately €10 million as of December 31, 2013. We expect to complete the construction of this office building in 2016.

•

In our research center in Potsdam, Germany, we started with a second construction phase in order to realize additional capacity for at least 100 employees. With the extension of our research center we aim to create the general conditions for further teams contributing innovations to SAP products in miscellaneous fields. We estimate the total cost to be approximately €12 million, of which we had paid approximately €2 million as of December 31, 2013. We expect to complete the construction of this office building in 2015.

•

In New York City, New York, United States, we started planning the leasehold improvements for our new office space. The project includes the consolidation of our New York City offices for approximately 600 employees. We estimate the total capital expenditures for this project to be approximately €37 million. We expect to complete the leasehold improvements in 2016.

Part I

Item 4, 4A, 5

•

In Paris, France, we started an office consolidation project. The project aims to consolidate three office spaces in Paris into one office space. We estimate the total cost of the leasehold improvements to be approximately €24 million. We expect to complete the leasehold improvements in 2014.

•

In St. Leon-Rot, Germany, we started increasing the capacity of our data center. We estimate the total cost of this project to be approximately €30 million, of which we had paid approximately €14 million as of December 31, 2013. We expect to complete the construction for this project in 2014.

•

In Newtown Square, Pennsylvania, United States, we also started to increase the capacity of our data center. We estimate the total cost of this project to be approximately €20 million, of which we had paid approximately €2 million as of December 31, 2013. We expect to complete the construction for this project in 2014.

For more information about planned capital expenditures, see the Investment Goals section. There were no material divestitures within the reporting period.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our principal capital expenditures for property, plant, and equipment amounted to €553 million for 2013 (2012: €508 million; 2011: €372 million). Principal capital expenditures in 2013 for property, plant, and equipment increased compared to 2012 mainly due to purchases of computer hardware including data center infrastructure. The increase from 2011 to 2012 was mainly due to increased replacements and purchases of computer hardware and vehicles. Principal capital expenditures for property, plant and equipment for the period from January 1, 2014 to the date of this report were €76 million. For a related discussion on our property, plant, and equipment see Note (16) to our Consolidated Financial Statements.

Our capital expenditures for intangible assets such as acquired technologies and customer relationships amounted to €419 million in 2013 from €1,794 million in 2012 (2011: €114 million). The decrease from 2012 to 2013 was due primarily to executing only a few smaller business combinations in 2013, while in 2012 we acquired SuccessFactors and Ariba. Our investments allocated to goodwill amounted to €840 million in 2013 from €4,557 million in 2012 (2011: €170 million). The significant decrease from 2012 to 2013 was again due to the few smaller business combinations in 2013 compared to the acquisition of SuccessFactors and Ariba in 2012. The increase from 2011 to 2012 in the addition to goodwill and intangible assets was primarily attributable to executing only a few small business combinations in 2011. For further details on acquisitions and related capital expenditures, see Note (4) and Note (15) to our Consolidated Financial Statements.

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

Depending on the product or service provided we classify our revenues either as (a) software and software-related services revenue or (b) professional services and other service revenue.

For more information on our principal sources of revenue and how the different types of revenue are classified in our income statement refer to Note (3b) to our Consolidated Financial Statements, section Revenue Recognition.

Part I

Item 5

See “Item 4. Information about SAP – Portfolio of Software and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	the factors that we believe impacted our performance in 2013;

•	our outlook for 2013 compared to our actual performance (non-IFRS);

•	a discussion of our operating results for 2013 compared to 2012 and for 2012 compared to 2011;

•	the factors that we believe will impact our performance in 2014; and

•	our operational targets for 2014 (non-IFRS).

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information – Risk Factors” and “Item 18. Financial Statements.”

ECONOMY AND THE MARKET

Global Economic Trends

In its most recent monthly report, the European Central Bank (ECB1) concludes that the global economy has remained fairly weak in 2013, especially in the first half of the year. That is consistent with the view of the International Monetary Fund (IMF), stating that in 2013 gross domestic product (GDP) across the world grew 3% year over year.

The experts also note regional divergence: According to the ECB, growth shifted to the industrialized economies and became established there. In contrast, growth in most of the major emerging economies slowed. Weaker domestic demand, limited scope for government stimulus programs, and tougher financing conditions are the reasons cited by the ECB. Additionally, commodity-exporting countries suffered from the sluggish demand on the international commodity markets.

The economy of the Europe, Middle East, and Africa (EMEA) region was weak in 2013. Annual GDP in the euro area declined 0.4% year over year, according to the numbers published by the ECB. The ECB reports that weak domestic and export demand slowed down economic activity in the larger Central and Eastern European countries and Russia, although it perceived a more encouraging trend toward the end of the year. In comparison, the Middle East and Africa merely experienced a slight deceleration of growth. However, political instability severely hindered economic growth in some countries in the region, notably Iraq and Libya.

In the global context, the economy of the Americas region proved relatively robust, the ECB notes. Despite tax increases and government spending cuts that came into force in March, year-over-year annual growth in the United States was just short of 2% compared to 2012. Growth was faster in the second half of the year than in the first as conditions on the residential real estate and labor markets improved, consumer spending rose, and exports increased. The ECB reports continuing recovery in Latin America, at only a slightly reduced pace.

The contrary development of the industrialized and emerging economies was particularly noticeable in the Asia Pacific Japan (APJ) region, according to the ECB. Japan, with its expansive financial and monetary policy, turned to positive GDP growth rates and achieved growth of 2%. Only in the third quarter was there a slight dip, caused by weaker exports. Most emerging economies in Asia performed clearly more subdued than in recent years, the ECB reports. In China, for instance, only the third quarter saw a slight acceleration in growth (to 7.8% year over year) after a modest stimulus package.

The IT Market

Worldwide IT investment growth was higher than overall global economic growth throughout 2013, U.S. market research firm International Data Corporation (IDC) reports. However, that growth slowed during the course of the year. For this reason IDC corrected its projections downward more than once. The main reason for this was slower growth in the emerging economies such as in China and Russia. For that reason the emerging

[1]	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

Part I

Item 5

economies did not grow as quickly as IDC had expected at the beginning of the year.

In 2013, the global IT market expanded by a percentage in the middle of the single-digit range, which was slightly less than in the prior year. Leading the way was the mobile devices segment, with growth well into the double-digit range. In fact, IDC revised its forecast for the mobile device segment upward several times in the course of the year. The software segment also outperformed the overall IT market, IDC reports. The PC segment was sluggish the entire year, especially in the emerging economies, where economic growth flagged. Global spending on servers and data storage devices contracted. In contrast, IDC reports that the global market for IT services expanded by a percentage in the low single digits.

In the EMEA region, the Western European market for IT recorded low but stable growth and has now, in IDC’s view, survived the crisis. In Russia the economic development was completely different, according to the IDC. Over the year, it revised its forecast for growth in the Russian IT market downward by several percentage points in light of the weak Russian economy.

In the Americas region, the IT market followed the relatively robust expansion of the global economy. Although the economic policy situation was at times volatile in the United States, the U.S. IT market largely met expectations. IT investment grew by a percentage in the middle single-digit range year over year. The IT market also proved resilient in Latin America, including Brazil, and even recorded double-digit growth.

In the APJ region, the IT market reflected trends in the overall economy. Notably, the IT market in Japan performed better than IDC had originally expected. At the beginning of the year, IDC forecasted a contraction, but in fact over the full year IT investment increased slightly. On the other hand, IT spending in China grew more slowly than IDC had originally expected. Full-year growth was well below the double-digit percentages of recent years.

Impact on SAP

SAP business was only slightly affected by the relatively weak growth in 2013 – especially in the first half of the year – in the overall global economy and in the IT industry: Despite a slower than expected start to the year, in 2013 our growth surpassed that of the global economy and of the IT industry.

We owe this success first and foremost to our greater focus on innovation strategy and with it our investment in three new fields of business: mobile solutions, in-memory computing with SAP HANA, and cloud solutions. The heightened pace of innovation at SAP and the rapid and successful integration of the companies we acquired, have been the decisive factors in our achieving double-digit constant currency growth in non-IFRS software and software-related services revenue.

SAP was highly successful in the EMEA region. With double-digit growth in revenue from software and cloud subscriptions, we again increased our market share. Alongside double-digit percentage growth in our home market, Germany, we performed remarkably well in France, Russia, the Middle East, and Africa, achieving high double-digit software revenue growth.

Likewise, our Americas region outperformed the overall economy and the IT market. The double-digit increase in revenue from software and cloud subscriptions in 2013 were mainly driven by a substantial – triple-digit – rise in cloud subscription revenue in North America and very strong core business in Latin America.

In the APJ region, the economic environment was very weak at the beginning of the year, and SAP’s revenue suffered during this time as a result. However, the regional economy turned around toward the end of the year, reflected in double-digit growth for our software and cloud subscription revenue in the fourth quarter – a commendable result in the competitive context. This helped return SAP to modest single-digit revenue growth for the full year in the APJ region.

The emerging economies, with high double-digit growth, are important growth markets for SAP. Key among them are China as well as the Middle East, Russia, and Brazil, where we achieved strong double-digit software and cloud subscription revenue growth rates.

Overall, in 2013 we demonstrated an aptitude for global growth that few other companies in the IT industry can match.

Part I

Item 5

REPORT ON ECONOMIC POSITION

Performance Against Outlook for 2013 (Non-IFRS)

Our 2013 operating profit-related internal management goals and published outlook were based on our non-IFRS financial measures. For this reason, in this section we discuss performance against our outlook referring solely to these non-IFRS financial measures. All discussion in the Operating Results (IFRS) section, however, is in terms of measures in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and the numbers in that section are not explicitly identified as IFRS measures.

Guidance for 2013 (Non-IFRS)

At the beginning of 2013, we have given the guidance that our software and software-related service revenue (non-IFRS) for 2013 would increase by between 11% and 13% at constant currencies (2012: €13,246 million). For cloud subscription and support revenue (non-IFRS) we forecasted an increase to €750 million (2012:

€342 million) at constant currencies. For SAP HANA, we estimated a software revenue of €650 million to €750 million. We expected our full-year operating profit (non-IFRS) for 2013 to be between €5.85 billion and €5.95 billion (2012: €5.21 billion) at constant currencies. We anticipated an effective tax rate (IFRS) of between 25.5% and 26.5% (2012: 26.2%) and an effective tax rate (non-IFRS) of between 27.0% and 28.0% (2012: 27.5%).

In April, we confirmed the guidance for 2013 that we had published in January 2013. In July 2013, we amended our forecast for revenue growth:

Although the difficult macroeconomic environment, in particular in the Asia Pacific Japan region, and the rapid transition to the cloud have resulted in lower software revenue expectations, we remained committed to double-digit growth with at least 10% growth in non-IFRS software and software-related service revenue at constant currencies in full year 2013 (2012: €13,246 million). We confirmed our predictions for cloud subscription and support revenue and for operating profit, while we adjusted the anticipated effective tax rate to between 24.0% and 25.0% (IFRS) and to between 25.5% and 26.5% (non-IFRS).

To assist in understanding our 2013 performance as compared to our 2013 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

€ millions, except operating margin	IFRS Financial Measure	Support Revenue Not Recorded Under IFRS	Acquisition- Related Charges	Share- Based Compensation	Restruc- turing	Discon- tinued Activities	Non-IFRS Financial Measure	Currency Effect on the Non-IFRS Financial Measure	Non-IFRS Financial Measure at Constant Currency
Software and software-related service revenue	13,950	82	NA	NA	NA	NA	14,032	625	14,657
Total revenue(1)	16,815	82	NA	NA	NA	NA	16,897	736	17,633
Operating profit(1)	4,479	82	555	327	70	1	5,514	388	5,902
Operating margin in %	26.6	0.4	3.3	1.9	0.4	0	32.6	0.8	33.5

(1)

Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin, and are included in this table for the convenience of the reader.

Actual Performance in 2013 Compared to Guidance (Non-IFRS)

We achieved or exceeded the amended outlook guidance for revenue and operating profit we published in July.

Part I

Item 5

Comparison of Forecast and Results for 2013

	Forecast for 2013	Results for 2013
Software and software-related service revenue (non-IFRS, at constant currencies)(1)	at least +10%	+11%
Cloud subscription and support revenue (non-IFRS, at constant currencies)	around € 750 million	€786 million
Operating profit (non-IFRS, at constant currencies)	€5.85 billion to €5.95 billion	€5.90 billion
Effective tax rate (IFRS)(1)	24.0% to 25.0%	24.4%
Effective tax rate (non-IFRS)(1)	25.5% to 26.5%	25.9%
SAP HANA software revenue (non-IFRS)	€650 million to €700 million	€633 million (at actual currencies) €664 million (at constant currencies)

(1)	Revised forecast (July 2013).

Despite ongoing economic uncertainty throughout 2013, our new and existing customers continued to show a strong willingness to invest in our solutions.

At constant currencies, cloud subscription and support revenue (non-IFRS) grew from €343 million in 2012 to €786 million in 2013, an increase of 129% before elimination of effects relating to the fact that Ariba and SuccessFactors numbers are included only for part of 2012 because they were acquired in the course of that year. Of the 129% growth, those effects account for 97 percentage points. Our software and software-related services revenue grew 11% at constant currencies to €14,657 million (2012: €13,246 million).

The Europe, Middle East, and Africa (EMEA) region recorded strong single-digit growth in software and cloud subscription revenue at constant currencies. The Americas region, while rapidly shifting to the cloud, achieved very strong growth of 15% in software and cloud subscriptions at constant currencies. After ending the year with a strong fourth quarter, in 2013 the Asia Pacific Japan (APJ) region achieved a 3% constant-currency increase in full-year revenue from software and cloud subscriptions. As a result, in 2013 SAP’s full-year software and cloud subscription revenue increased 6% (11% at constant currencies) to €5,275 million. The acquisitions of SuccessFactors, Ariba, and hybris contributed 2.8 percentage points to the growth in software and software-related service revenue at constant currencies.

At the beginning of 2013, we forecasted low single-digit percentage growth in professional services and other service revenue and significant increase in total revenue for the year. Although in the event our professional services and other service revenue (non-IFRS) actually decreased by 3% at constant currencies, the strong growth we achieved in software and software-related service revenue (non-IFRS) helped us attain the overall guidance: Total revenue (non-IFRS) increased 8% at constant currencies to €17,633 million (2012: €16,304 million). Our 2013 outlook guidance for SAP HANA software revenue was €650 million to €700 million (2012: €392 million). Because of adverse currency effects, the revenue we achieved was €633 million (€664 million at constant currencies).

In 2013, we achieved operating profit (non-IFRS) of €5,902 million at constant currencies. Thus, operating profit (non-IFRS) at constant currencies was in the middle of the range that SAP had projected (€5.85 billion to €5.95 billion). Despite again investing significantly in innovation, we were able to increase our operating profit by successfully scaling our cloud business and maintaining operational discipline.

We achieved an effective tax rate (IFRS) of 24.4% and an effective tax rate (non-IFRS) of 25.9%, which is within the updated range of 24.0% to 25.0% (IFRS) and 25.5% to 26.5% (non-IFRS) we announced in July 2013.

Operating Results (IFRS)

This Operating Results (IFRS) section discusses results exclusively in terms of IFRS measures, so the IFRS financial measures are not explicitly identified as such.

Part I

Item 5

Our 2013 Results Compared to Our 2012 Results (IFRS)

Revenue

Revenue

€ millions	2013	2012	Change in % 2013 vs 2012
Software	4,516	4,658	–3%
Cloud subscriptions and support	696	270	158%
Software and cloud subscriptions	5,212	4,928	6%
Support	8,738	8,237	6%
Software and software-related service revenue	13,950	13,165	6%
Consulting	2,242	2,442	–8%
Other services	623	616	1%
Professional services and other service revenue	2,865	3,058	–6%
Total revenue	16,815	16,223	4%

Total Revenue

Total revenue increased from €16,223 million in 2012 to €16,815 million in 2013, representing an increase of €592 million, or 4%. This growth reflects an 8% increase from changes in volumes and prices and a 5% decrease from currency effects. The growing revenue result primarily from a €426 million increase in cloud subscription and support revenue and a €501 million rise in support revenue. Consulting revenue declined by €200 million and software revenue by €142 million. Software and software-related service revenue climbed to €13,950 million in 2013, an increase of 6%. Software and software-related service revenue represented 83% of total revenue in 2013 (2012: 81%). In 2013, consulting and other service revenue contributed €2,865 million to our total revenue, representing a drop of 6% compared to 2012.

For more information about the breakdown of total revenue by region and industry, see the Revenue by Region and Industry section below.

Software and Software-Related Service Revenue

Software revenue results from the fees earned from the sale or license of software to customers. Revenue from cloud subscriptions and support refers to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP during the term of its contract with SAP. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements.

In 2013, software and software-related service revenue grew from €13,165 million in 2012 to €13,950 million, representing an increase of 6%. This software and software-related service revenue growth reflects an 11% increase from changes in volumes and prices and a 5% decrease from currency effects.

Software and cloud subscription revenue rose from €4,928 million in 2012 to €5,212 million in 2013, representing an increase of €284 million, or 6%. This growth consists of an 11% increase from changes in volumes and prices and a 5% decrease from currency effects.

A combination of a challenging macroeconomic environment in key markets and the accelerating industry shift to the cloud resulted in a 2% increase from changes in volumes and prices. There was also a 5% decrease from currency effects. Overall, software revenue declined €142 million or 3% from €4,658 million in 2012 to €4,516 million in 2013. In 2013, SAP HANA contributed €633 million to total software revenue.

Cloud subscription and support revenue increased from €270 million in 2012 to €696 million in 2013. This increase is largely due to the acquisition of Ariba on October 1, 2012, and to continuing strong growth at SuccessFactors and Ariba in 2013.

Part I

Item 5

Our customer base continued to expand in 2013. Based on the number of contracts concluded, 16% of the orders we received for software in 2013 were from new customers (2012: 19%). The total value of software orders received fell 7% year over year. The total number of contracts signed for new software decreased 6% to 55,909 (2012: 59,289 contracts), while the average order value decreased by 1%.

Our stable customer base, continued investment in software by new and existing customers throughout 2013 and the previous year, and the continued success of our premium support offerings resulted in an increase in support revenue from €8,237 million in 2012 to €8,738 million in 2013. The SAP Enterprise Support services offering was the largest contributor to our support revenue. The €501 million, or 6%, growth in support revenue reflects an 11% increase from changes in volumes and prices and a 5% decrease from currency effects. This growth is primarily attributable to SAP Product Support for Large Enterprises, SAP Enterprise Support, and our premium offerings. Accordingly, the acceptance rate for SAP Enterprise Support among new customers rose from 96% in 2012 to 98% in 2013.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of revenue from the messaging services acquired from Sybase and of training revenue from educational services supplied to customers and partners on the use of our software products and related topics.

Professional services and other service revenue decreased from €3,058 million in 2012 to €2,865 million in 2013, representing a decline of €193 million, or 6%. This decline reflects a 3% decrease from changes in volumes and prices and a 4% decrease from currency effects.

Customers’ cautious buying behavior toward large services projects led to a decline in consulting revenue from €2,442 million in 2012 to €2,242 million in 2013, representing a decrease of €200 million, or 8%. This decline reflects a 5% decrease from changes in volumes and prices and a 4% decrease from currency effects. Consulting revenue contributed 78% of the total consulting and other service revenue (2012: 80%). Consulting revenue contributed 13% of total revenue (2012: 15%).

Revenue from other services increased €7 million, or 1%, to €623 million in 2013 (2012: €616 million). This reflects a 5% increase from changes in volumes and prices and a 4% decrease from currency changes.

Revenue by Region and Industry

Revenue by Region

€ millions	2013	2012	Change in % 2013 vs 2012
Germany	2,505	2,380	5%
Rest of EMEA	5,381	5,106	5%
Total EMEA	7,885	7,486	5%
United States	4,661	4,461	4%
Rest of Americas	1,705	1,639	4%
Total Americas	6,366	6,100	4%
Japan	624	789	–21%
Rest of APJ	1,939	1,848	5%
APJ	2,563	2,637	–3%
SAP Group	16,815	16,223	4%

Part I

Item 5

Revenue by Industry

€ millions	2013	2012	Change in % 2013 vs 2012
Energy & Natural Resources	4,077	3,926	4%
Discrete Manufacturing	2,988	3,110	–4%
Consumer	3,779	3,646	4%
Public Services	1,691	1,614	5%
Financial Services	1,633	1,444	13%
Services	2,649	2,484	7%
Total revenue	16,815	16,223	4%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (28).

EMEA Region

In 2013, the EMEA region generated €7,885 million in revenue, which was 47% of total revenue (2012: €7,486; 46%). This represents a year-over-year increase of 5%. Total revenue in Germany increased 5% to €2,505 million in 2013 (2012: €2,380 million). Germany contributed 32% (2012: 32%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in the United Kingdom, France, Switzerland, the Netherlands, Russia, and Italy. Software and software-related service revenue generated in the EMEA region in 2013 totaled €6,549 million (2012: €6,106 million). Software and software-related service revenue represented 83% of total revenue in 2013 (2012: 82%). Software and cloud subscription revenue rose by 6% to €2,233 million in 2013 (2012: €2,107 million). This growth reflects an 8% increase from changes in volumes and prices and a 2% decrease from currency effects.

Americas Region

In 2013, 38% of our total revenue was generated in the Americas region (2012: 38%). Total revenue in the Americas region increased 4% to €6,366 million; revenue generated in the United States increased 4% to €4,661 million. This growth reflects an 8% increase from changes in volumes and prices and a 4% decrease from currency effects. The United States contributed 73% (2012: 73%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue climbed 4% to reach €1,705 million. This growth reflects a 13% increase from changes in volumes and prices and a 9% decrease from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2013 totaled €5,196 million (2012: €4,820 million). Total software and software-related service revenue represented 82% of all revenue in the Americas region in 2013 (2012: 79%). Software and cloud subscription revenue rose by 11% to €2,130 million in 2013 (2012: €1,920 million). This growth reflects a 17% increase from changes in volumes and prices and a 6% decrease from currency effects.

APJ Region

In 2013, 15% (2012: 16%) of our total revenue was generated in the APJ region, with the strongest revenue growth being achieved in China. Total revenue in the APJ region decreased by 3% to €2,563 million. In Japan, revenue fell by 21% to €624 million, which represents 24% (2012: 30%) of the total revenue generated in the APJ region. This drop in revenue is attributable, in full, to currency effects. In the remaining countries of the APJ region, revenue increased by 5%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue generated in the APJ region in 2013 totaled €2,204 million (2012: €2,239 million). That was 86% of total revenue (2012: 85%). Software and cloud subscription revenue fell by 6% to €849 million in 2013 (2012: €901 million). This decrease reflects a 4% increase from changes in volumes and prices and a 10% decrease from currency effects.

Part I

Item 5

Revenue by Industry

With effect from January 2013, we rearranged our industry sectors from nine groups into six so that we could focus better on the requirements of existing and potential customers.

We merged one of our existing industry sectors, process manufacturing – which covers the chemicals and mill products industries – with the energy and natural resources industry sector. We combined our former consumer products and the retail and wholesale distribution industry sector into the consumer sector. The healthcare and life sciences, (medical and pharmaceutical) industries, which were previously grouped together under the healthcare sector, now belong to the public services or consumer industry sectors, respectively. To address the changing needs of our customers, a new industry subgroup was established, sports and entertainment, which is part of the professional services sector.

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

In 2013, we achieved above-average growth in the following sectors, measured by changes in total revenue: Financial Services (€1,633 million, at a growth rate of 13%), Services (€2,649 million, at a growth rate of 7%), Public Services (€1,691 million, at a growth rate of 5%), and Energy and Natural Resources (€4,077 million, at a growth rate of 4%). The revenue from the other industry sectors: Consumer €3,779 million, which was a 4% improvement on the prior year; Discrete Manufacturing €2,988 million, which was a 4% decline mainly related to APJ and the Americas.

Operating Profit and Operating Margin

Total Operating Expenses

€ millions	2013	% of total revenue(1)	2012	% of total revenue(2)	Change in % 2013 vs 2012
Cost of software and software-related services	–2,597	15%	–2,555	16%	2%
Cost of professional services and other services	–2,402	14%	–2,520	16%	–5%
Research and development	–2,282	14%	–2,261	14%	1%
Sales and marketing	–4,131	25%	–3,912	24%	6%
General and administration	–866	5%	–949	6%	–9%
Restructuring	–70	0%	–8	0%	<100%
TomorrowNow litigation	0	0%	0	0%	<-100%
Other operating income/expense, net	12	0%	23	0%	–46%
Total operating expenses	–12,336	73%	–12,181	75%	1%

(1)	Total revenue for 2013: € 16,815 million.

(2)	Total revenue for 2012: € 16,223 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2013	2012	Change in % 2013 vs 2012
Operating profit	4,479	4,041	11%
Operating margin (in %)	26.6%	24.9%	1.7pp

In 2013, our operating profit totaled €4,479 million (2012: €4,041 million), a significant year-over-year increase despite adverse currency effects. We invested in innovations and made substantial advances in our cloud business in 2013.

In 2013, operating expenses increased €155 million or 1% to €12,336 million (2012: €12,181 million). The main contributors to that increase were our greater acquisition-related and restructuring expenses, continued investment in sales activities and the cloud, and higher personnel and infrastructure expenses related to acquisitions.

Part I

Item 5

The effect of acquisition-related expenses, which were €555 million (2012: €537 million), and restructuring expenses, which were €70 million (2012: €8 million), on operating profit was greater than in the prior year. The operating profit for 2013 was also affected by continued investments in global sales activities and cloud computing. The number of SAP employees (expressed in full-time equivalents – FTEs) rose year over year by 2,150 persons, including more than 1,100 employees from acquired businesses.

Those negative effects on operating profit were in part offset by a reduced expense for share-based payment, which totaled €327 million in 2013 (2012: €522 million) owing to a less steep increase in the SAP stock price, and by a reduction in our general and administration expense.

As an overall result of these effects on operating profit, our operating margin widened 1.7 percentage points to 26.6% in 2013 (2012: 24.9%).

The sections that follow discuss our costs by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization expenses relating to intangibles, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2013, the cost of software and software-related services increased a modest 2% to €2,597 million (2012: €2,555 million). The main factors were a €95 million acquisition-related increase in the cost of providing and operating our cloud solutions and a €13 million increase in customer support costs. They both represent investments that contributed to revenue growth. At the same time, the license fees we pay to third parties decreased by €63 million. The gross margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2013 at 81% (2012: 81%).

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

The growth of our cloud business and increased demand for pre-bundled offerings led to a reduction in our professional and other services revenue as well as in our professional and other services expense. We reduced costs for professional and other services 5% from €2,520 million in 2012 to €2,402 million in 2013. Our gross margin on professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, narrowed to 16% (2012: 18%).

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and depreciation of the computer hardware and software we use for our R&D activities.

We acquired Ariba and SuccessFactors in the course of 2012, so in 2012 our R&D expense did not include a full year’s Ariba and SuccessFactors R&D. Moreover, the depreciation expense for R&D servers and computer systems was greater in 2013 than in 2012. Nonetheless, our total R&D expense increased only slightly, by 1% to €2,282 million (2012: €2,261 million). Therefore, while we continue to increase our innovative capacity our R&D expense as a percentage of total revenue was slightly less year over year at 13.6% (2012: 13.9%). For more information, see the Research and Development section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense to support our sales and marketing teams in selling and marketing our products and services.

Part I

Item 5

Our sales and marketing expense rose 6% from €3,912 million in 2012 to €4,131 million in 2013. The increase was mainly the result of greater personnel costs as we expanded our global sales force, notably for cloud business, and of the reallocation and re-tasking of employees to sales-related work. By increasing our sales force we accelerated our revenue growth. The ratio of sales and marketing expense to total revenue, expressed as a percentage, increased slightly to 24.6% (2012: 24.1%) because costs grew more rapidly than revenue.

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration functions.

General and administration expense decreased 9% from €949 million in 2012 to €866 million in 2013. This resulted mainly from a reduced expense for share-based payment and efficient cost management. Consequently, the ratio of general and administration expense to total revenue decreased in 2013 to 5% (2012: 6%).

Results by Segment

We had two divisions in 2013, On-Premise and Cloud, each further divided into operating segments. Our On-Premise division comprises two operating segments: On-Premise Products and On-Premise Services. Our Cloud division also comprises two operating segments: Cloud Applications and Ariba.

The revenue and profit numbers for each of our operating segments relate to our internal management reporting and differ from the revenue and profit numbers presented in our IFRS Consolidated Statements of Income. For more information about our segment reporting and reconciliation from our internal management reporting to our external IFRS reporting, see the Notes to the Consolidated Financial Statements section, Note (28).

€ millions, unless otherwise stated	2013	2012	Change in % 2013 vs 2012
On-Premise Products Segment
Total revenue	13,227	12,881	3
Cost of revenue	–2,020	–1,994	1
Gross profit	11,207	10,887	3
Cost of sales and marketing	–3,447	–3,414	1
Reportable segment profit/loss	7,760	7,473	4
Segment profitability	59%	58%
On-Premise Services Segment
Total revenue	2,695	2,967	–9
Cost of revenue	–2,134	–2,306	–7
Gross profit	562	661	–15
Cost of sales and marketing	0	0	0
Reportable segment profit/loss	562	661	–15
Segment profitability	21%	22%
Cloud Applications Segment
Total revenue	514	336	53
Cost of revenue	–178	–163	9
Gross profit	336	173	94
Cost of sales and marketing	–328	–231	42
Reportable segment profit/loss	8	–59	<–100
Segment profitability	2%	–17%
Ariba Segment
Total revenue	461	120	>100
Cost of revenue	–180	–72	>100
Gross profit	281	49	>100
Cost of sales and marketing	–151	–43	>100
Reportable segment profit/loss	130	5	>100
Segment profitability	28%	5%

Part I

Item 5

On-Premise Division

The On-Premise division derives its revenue primarily from the sale of on-premise software (that is, software designed for installation on the customer’s hardware) and mobile software (that is, software designed for use on mobile devices) as well as services relating to such software.

On-Premise Products Segment

The On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for them.

On-Premise Products segment revenue grew 3% from €12,881 million in 2012 to €13,227 million in 2013. This increase reflects a 7% increase from changes in volumes and prices and a 4% decrease from currency effects. The increase resulted principally from growth in support revenue, which more than offset a slight decline in software solution licensing. Software revenue attributable to our On-Premise Product segment declined 3% to €4,517 million (2012: €4,656 million). The decline reflects a 2% increase from changes in volumes and prices and a 5% decrease from currency effects. Support revenue grew 6% to €8,710 million (2012: €8,226 million). This increase reflects a 10% increase from changes in volumes and prices and a 4% decrease from currency effects.

In 2013, cost of revenue increased 1% to €2,020 million (2012: €1,994 million) and sales and marketing costs grew 1% to €3,447 million (2012: €3,414 million). The moderate increase in expenses in the On-Premise Products segment was the result of greater investment in providing and operating our Cloud solutions in response to growing demand in 2013.

On-Premise Products segment profit rose 4% to €7,760 million (2012: €7,473 million) and the associated segment profitability was 59% (2012: 58%).

On-Premise Services Segment

The On-Premise Services segment performs various professional services, primarily supporting the implementation of our software products and providing education services concerning the use of those software products.

On-Premise Services segment revenue decreased 9% from €2,967 million in 2012 to €2,695 million in 2013. This reduction in revenue reflects a 6% decrease from changes in volumes and prices and a 3% decrease from currency effects. Our cloud business grew more quickly than our business as a whole, and demand for preconfigured solutions increased. As expected, this led to a decrease in both, revenue from consulting and education services and in the expense of providing them.

Accordingly, cost of revenue in the On-Premise Services segment decreased 7% to €2,134 million in 2013 (2012: €2,306 million).

On-Premise Services segment profit declined 15% to €562 million (2012: €661 million). Segment profitability was 21% (2012: 22%).

Cloud Division

Our Cloud division earns revenue by providing software for customers to use in the cloud and by providing services relating to that software.

Driven by the acquisition of SuccessFactors in the first quarter of 2012 and Ariba in the final quarter of 2012, SAP developed a strong cloud momentum that continued in 2013. Our Cloud division revenue run rate reached €1,063 million (end of 2012: €848 million), based on annualized fourth-quarter revenue. The annualized revenue is the overall 2013 fourth-quarter revenue from the Cloud division of €266 million (2012: €212 million), multiplied by four.

The cloud revenue reflects only the portion of customer orders already recognizable in revenue. In contrast, the portion of customer orders already invoiced for that refers to services that have not yet been delivered and is as such not recognizable in revenue is reflected in deferred cloud revenue. Orders placed by the customers, which have not yet been delivered and not yet been invoiced are included in the Backlog performance indicator.

Non-IFRS deferred cloud subscription and support revenue was €447 million on December 31, 2013 (December 31, 2012: €358 million), a year-over-year increase of 25%. Our cloud subscription and support backlog increased 50% to €1,202 million on December 31, 2013 (December 31, 2012: approximately €800 million).

Part I

Item 5

Cloud Applications Segment

The Cloud Applications segment is primarily engaged in marketing and selling subscriptions to cloud software developed by SAP and SuccessFactors.

In 2013, revenue from the Cloud Applications segment grew 53% to €514 million (2012: €336 million). This increase reflects a 57% increase from changes in volumes and prices and a 4% decrease from currency effects. Greater customer demand for cloud applications led to the steep rise in revenue in 2013.

In 2013, cost of revenue increased 9% to €178 million (2012: €163 million) and sales and marketing costs grew 42% to €328 million (2012: €231 million). These costs rose in the Cloud Applications segment principally as a result of increased business activity in response to greater customer demand for cloud applications in 2013.

Cloud Applications segment profit grew to €8 million (2012: –€59 million loss). Segment profitability was 2% (2012: –17%).

Ariba Segment

The Ariba segment is primarily engaged in marketing and selling subscriptions to cloud software developed by Ariba for its business commerce network. While this segment is named Ariba, it is not identical to the acquired Ariba business because certain SAP activities have been transferred to our Ariba segment.

The numbers for the Ariba segment include the acquired Ariba company numbers as of October 1, 2012, as well as the numbers for those SAP activities that were allocated to the Ariba segment upon its establishment.

In 2013, revenue from the Ariba segment grew 283% to €461 million (2012: €120 million). This increase reflects a 299% increase from changes in volumes and prices and a 16% decrease from currency effects. It results mainly from the fact that only fourth-quarter Ariba revenue is included in the 2012 numbers.

In 2013, cost of revenue increased 151% to €180 million (2012: €72 million) and sales and marketing costs grew 250% to €151 million (2012: €43 million). The expense rise in the Ariba segment is mainly due to the fact that Ariba was acquired in the final quarter of 2012.

Ariba segment profit was €130 million (2012: €5 million). Segment profitability was 28% (2012: 5%).

Financial Income, Net

Financial income, net, changed to –€66 million (2012: –€72 million). Our finance income was €115 million (2012: €103 million) and our finance costs were €181 million (2012: €175 million).

Finance income mainly consists of interest income from loans and financial assets (cash, cash equivalents, and current investments), which was €37 million in 2013 (2012: €45 million). This decrease is attributable to a lower average liquidity and lower interest rates than in 2012.

Finance costs mainly consist of interest expense on financial liabilities (€131 million in 2013 compared to €130 million in 2012) and remained virtually stable year over year. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (17b).

Another factor in financial income, net, in 2013 was the derivatives we utilize to execute our financial risk management strategy. The associated time value effects from derivatives were reflected in interest income of €32 million (2012: €27 million) and interest expenses of €23 million (2012: €28 million).

Income Tax

Our effective tax rate decreased to 24.4% in 2013 (2012: 26.2%). The reason for the year-over-year decrease mainly resulted from prior year taxes. For more information, see the Notes to the Consolidated Financial Statements section, Note (10).

Part I

Item 5

Our 2012 Results Compared to Our 2011 Results (IFRS)

Revenue

Revenue

€ millions	2012	2011	Change in % 2012 vs 2011
Software	4,658	4,107	13%
Cloud subscriptions and support	270	18	1371%
Software and cloud subscriptions	4,928	4,125	19%
Support	8,237	7,194	15%
Software and software-related service revenue	13,165	11,319	16%
Consulting	2,442	2,341	4%
Other services	616	573	8%
Professional services and other service revenue	3,058	2,914	5%
Total revenue	16,223	14,233	14%

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

Software and Software-Related Service Revenue

Software revenue represents fees earned from the sale or license of software to customers. Cloud subscriptions and support revenue relates to contracts which permit the customer to access specific SAP-hosted software solutions during the contract period. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements.

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

Software revenue increased from €4,107 million in 2011 to €4,658 million in 2012, representing an increase of €551 million or 13%. This growth consists of a 10% increase from changes in volumes and prices and a 3% increase from currency effects. SAP HANA contributed €392 million to software revenue in 2012.

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

Part I

Item 5

Our stable customer base and the continued investment in software by new and existing customers throughout 2012 and the previous year resulted in an increase in support revenue from €7,194 million in 2011 to €8,237 million in 2012. The SAP Enterprise Support service was the largest contributor to our support revenue. The €1,043 million or 15% increase in support revenue reflects a 11% increase from changes in volumes and prices and a 4% increase from currency effects. This growth is primarily attributable to our premium offerings and SAP Enterprise Support. According to that, the SAP Enterprise Support acceptance rate for net-new customers increased from 88% in 2011 to 96% in 2012.

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

Professional services and other service revenue increased from €2,914 million in 2011 to €3,058 million in 2012, representing an increase of €144 million or 5%. This growth reflects a 1% increase from changes in volumes and prices and a 4% increase from currency effects.

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

Revenue by Region and Industry

Revenue by Region

€ millions	2012	2011	Change in % 2012 vs 2011
Germany	2,380	2,347	1%
Rest of EMEA	5,106	4,644	10%
Total EMEA	7,486	6,991	7%
United States	4,461	3,699	21%
Rest of Americas	1,639	1,392	18%
Total Americas	6,100	5,091	20%
Japan	789	652	21%
Rest of APJ	1,848	1,499	23%
APJ	2,637	2,151	23%
SAP Group	16,223	14,233	14%

Revenue by Industry

€ millions	2012	2011	Change in % 2012 vs 2011
Energy & Natural Resources	3,926	3,461	13%
Discrete Manufacturing	3,110	2,617	19%
Consumer	3,646	3,215	13%
Public Services	1,614	1,553	4%
Financial Services	1,444	1,196	21%
Services	2,484	2,190	13%
Total revenue	16,223	14,233	14%

Part I

Item 5

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

To help us better meet the requirements of existing and potential customers, we restructured our industry groups in 2013, and now serve six sectors rather than nine as in 2012. Accordingly we have adjusted our 2012 to 2011 comparison to six industry sectors.

In 2012, we achieved above-average growth in the following sectors, measured by changes in total revenue: Financial Services (€1,444 million, at a growth rate of 21%) and Discrete Manufacturing (€3,110 million, at a growth rate of 19%). Results from the other sectors were as follows: Services (€2,484 million, at a growth rate of 13%); Energy

Part I

Item 5

and Natural Resources (€3,926 million, at a growth rate of 13%); Consumer (€3,646 million,

at a growth rate of 13%); and Public Services (€1,614 million, at a growth rate of 4%).

Operating Profit and Operating Margin

Total Operating Expenses

€ millions	2012	% of total revenue(1)	2011	% of total revenue(2)	Change in % 2012 vs 2011
Cost of software and software-related services	–2,555	16%	–2,107	15%	21%
Cost of professional services and other services	–2,520	16%	–2,247	16%	12%
Research and development	–2,261	14%	–1,935	14%	17%
Sales and marketing	–3,912	24%	–3,083	22%	27%
General and administration	–949	6%	–715	5%	33%
Restructuring	–8	0%	–4	0%	>100%
TomorrowNow litigation	0	0%	717	5%	–100%
Other operating income/expense, net	23	0%	25	0%	–9%
Total operating expenses	–12,181	75%	–9,348	66%	30%

(1)	Total revenue for 2012: € 16,223 million.

(2)	Total revenue for 2011: € 14,233 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2012	2011	Change in % 2012 vs 2011
Operating profit	4,041	4,884	–17%
Operating margin (in %)	24.9%	34.3%	–9.4pp

In 2012, our operating profit totaled €4,041 million (2011: €4,884 million), a significant year-over-year decrease. A year-on-year comparison of operating profit is only possible to a limited extent, because of the release of the TomorrowNow litigation provision in the amount of €717 million in 2011. Increased expenses relating to the share-based payments in the amount of €522 million (2011: €68 million) as well as acquisition-related expenses of €537 million (2011: €448 million) reduced our operating profit in 2012. Share-based payment expenses rose considerably in 2012 as a result of new plans and an increase in the price of SAP stock.

Our operating profit for 2012 was also impacted by continued investments in global sales activities and cloud computing. The number of SAP employees (expressed in full-time equivalents, or FTEs) rose year on year by almost 8,700 persons, including more than 4,800 employees from acquisitions.

All of the above factors caused our operating margin in 2012 to drop 9.4 percentage points to 24.9% (2011: 34.3%).

In 2012, operating expenses increased €2,833 million or 30% to €12,181 million (2011: €9,348 million). This increase is due primarily to acquisition-related expenses, share-based payments, continued investments in sales activities, an increase in personnel costs as a result of acquisitions, and cloud computing activity.

The sections that follow discuss our costs of sales by line item.

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address

Part I

Item 5

customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization of intangible assets, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2012, our cost of software and software-related services grew 21% to €2,555 million (2011: €2,107 million). The main cost factors were increased customer support expenses totaling €188 million and an acquisition-related increase in expenses for providing and operating our cloud solutions. The license fees that we pay to third parties also rose in parallel with the increase in software revenue. The margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2012 at 81% (2011: 81%).

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

Costs for professional and other services rose 12% from €2,247 million in 2011 to €2,520 million in 2012. The margin on our professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, decreased to 18% in 2012 (2011: 23%). The disproportionately high growth in spending compared to professional services and other service revenue is mainly due to increased costs in a limited number of customer projects.

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

In 2012, R&D costs rose 17% to €2,261 million. This increase primarily resulted from the increase in personnel costs related to the acquisitions of SuccessFactors and Ariba.

In 2012, R&D expense as a percentage of total revenue increased slightly to 13.9% (2011: 13.6%). Total revenue increased at the same rate as R&D expense, resulting in a nearly constant R&D ratio. For more information, see the Research and Development section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs and direct sales expense to support our sales and marketing teams in selling and marketing our products and services.

Sales and marketing costs rose 27% from €3,083 million in 2011 to €3,912 million in 2012. The increase was due primarily to the increased personnel costs of our expanded sales teams in new growth markets, among others, and to increased employee headcount as a result of acquisitions. Travel and marketing costs rose as a result of increased business operations. The ratio of sales and marketing costs to total revenue, expressed as a percentage, increased 24% year over year (2011: 22%). This was because expenses grew disproportionately to revenue.

General and Administration Expense

Our general and administration (G&A) expense consists mainly of personnel costs to support our finance and administration functions.

Our G&A expense rose from €715 million in 2011 to €949 million in 2012, representing an increase of 33%. This was due mainly to share-based payments and the increase in personnel costs as a result of the acquisition-related rise in headcount. The ratio of general and administration costs to total revenue in 2012 thus rose 1% year over year to 6%.

Segment Results

Following SAP’s increased focus on the cloud business, in 2012 we changed both the structure of the components that the SAP management

Part I

Item 5

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

€ millions, unless otherwise stated	2012	2011	Change in % 2012 vs 2011
On-Premise Products Segment
Total revenue	12,881	11,325	14
Cost of revenue	–1,994	–1,762	13
Gross profit	10,887	9,564	14
Cost of sales and marketing	–3,414	–2,919	17
Reportable segment profit/loss	7,473	6,644	12
Segment profitability	58%	59%
On-Premise Services Segment
Total revenue	2,967	2,901	2
Cost of revenue	–2,306	–2,201	5
Gross profit	661	700	–6
Cost of sales and marketing	0	0	0
Reportable segment profit/loss	661	700	–6
Segment profitability	22%	24%
Cloud Applications Segment
Total revenue	336	29	>100
Cost of revenue	–163	–66	>100
Gross profit	173	–37	<-100
Cost of sales and marketing	–231	–32	>100
Reportable segment profit/loss	–59	–69	–14
Segment profitability	–18%	–238%
Ariba Segment
Total revenue	120	4	>100
Cost of revenue	–72	–9	>100
Gross profit	49	–5	<-100
Cost of sales and marketing	–43	–2	>100
Reportable segment profit/loss	5	–7	<-100
Segment profitability	4%	–175%

On-Premise Division

The On-Premise division derives its revenue primarily from the sale of on-premise software (that is, software designed for use on hardware at the customer’s premises) and mobile software (that is, software designed for use on mobile devices) as well as services relating to such software.

Part I

Item 5

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

In 2012, cost of revenue increased 13% to €1,994 million (2011: €1,762 million) and sales and marketing costs increased by 17% to €3,414 million (2011: €2,919 million). The increased expenses in the On-Premise Products segment are the result of increased business operations following the rise in demand in 2012.

The operating segment profit of the On-Premise Products segment rose by 12% to €7,473 million (2011: €6,644 million), representing segment profitability of 58% (2011: 59%).

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

In 2012, cost of revenue in the On-Premise Services segment increased 5% to €2,306 million (2011: €2,201 million). The increased expenses in the On-Premise Services segment are the result of constant business operations and increased costs in a limited number of customer projects.

The operating segment profit of the On-Premise Services segment decreased by 6% to €661 million (2011: €700 million), representing segment profitability of 22% (2011: 24%).

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

In 2012, cost of revenue increased to €163 million (2011: €66 million) and sales and

Part I

Item 5

marketing costs increased to €231 million (2011: €32 million). The increased expenses in the Cloud Applications segment were largely driven by the acquisition of SuccessFactors in the first quarter of 2012.

The operating segment loss of the Cloud Applications segment decreased by 14% to –€59 million (2011: –€69 million), representing segment profitability of –18% (2011: –238%).

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

In 2012, cost of revenue increased to €72 million (2011: €9 million) and sales and marketing costs increased by 2050% to €43 million (2011: €2 million). The increased expenses in the Ariba segment were largely driven by the acquisition of Ariba at the end of 2012.

The operating segment loss of the Ariba segment turned into a segment profit of €5 million (2011: –€7 million), representing segment profitability of 4% (2011: –175%).

Financial Income, Net

Financial income, net, decreased to –€72 million (2011: –€42 million). Our finance income was €103 million (2011: €119 million) and our finance costs were €175 million (2011: €161 million).

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

Another factor in financial income, net, in 2012 was the derivatives we utilize to execute our financial risk management strategy. The associated time value effects from derivatives were reflected in interest income of €27 million (2011: €37 million) and interest expenses of €28 million (2011: €37 million).

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

Approximately 71% and 72% of our total revenue 2013 and 2012, respectively, was attributable to operations in non-euro participating countries. As a result, those revenues had to be translated into euros for financial reporting purposes. Fluctuations in the value of the euro had an unfavorable impact on our total revenue of €734 million for 2013. Regarding 2012 the euro had a favorable impact on our total revenue of €548 million, while for 2011 the euro had an unfavorable impact of €195 million.

The impact of foreign currency exchange rate fluctuations discussed in the preceding paragraph is calculated by translating current period figures in

Part I

Item 5

local currency to euros at the monthly average exchange rate for the corresponding month in the prior year. Our revenue analysis, included within the “Operating Results,” section of this Item  5, discusses at times increases and decreases due to currency effects, which are calculated in the same manner.

REPORT ON EXPECTED DEVELOPMENTS

Future Trends in the Global Economy

The experts at the European Central Bank (ECB2) expect the global economy to expand gradually in response to factors such as more stable credit conditions around the world. The ECB bases this expectation on the assumption that, as in 2013, prospects will improve in the industrialized economies but will remain subdued in some of the emerging economies compared to past years.

According to these expectations, the outlook in the Europe, Middle East, and Africa (EMEA) region has improved: The ECB expects a slow recovery in the euro area in 2014 and 2015, supported by a slight recovery of domestic and export demand. Companies in particular will increase their investments in 2014, encouraged by the very low interest rates and by a high demand for modernization after several years of restrained investments. The ECB currently expects GDP in the euro area to grow about 1% in 2014 and 1.5% in 2015. That would bring GDP back to first-quarter 2008 “pre-crisis” levels by the end of 2015. The ECB also expects the economies of Central and Eastern Europe to gain traction beginning in 2014.

The ECB is also optimistic about the Americas region. It believes the economic upturn in the United States will gradually gain momentum as the residential real-estate and labor markets continue to brighten up. However, it believes uncertainty regarding financial policy will continue, with new legislation on debt capping and public finance under continued discussion.

Future trends in the Asia Pacific Japan (APJ) region are difficult to estimate, according to the ECB. In Japan, a consumption tax rise is due in April 2014. That could cause the economy to pick up in the first quarter, as consumers bring forward spending. As a result, subsequent quarters may see an economic slowdown. It remains to be seen what effect the wide-ranging agenda for reform announced by the Communist Party of China in November 2013 will have. The goal is to set China on a more sustainable path to economic growth. The ECB believes the reforms will strengthen the market and the economy outside the public sector.

Economic Trends – Year-Over-Year GDP Growth

%	2012e	2013p	2014p
World	3.1	3.0	3.7
Advanced economies	1.4	1.3	2.2
Developing and emerging economies	4.9	4.7	5.1
Europe, the Middle East, and Africa (EMEA)
Euro area	–0.7	–0.4	1.0
Germany	0.9	0.5	1.6
Central and Eastern Europe	1.4	2.5	2.8
Middle East and North Africa	4.1	2.4	3.3
Sub Saharan Africa	4.8	5.1	6.1
Americas
United States	2.8	1.9	2.8
Canada	1.7	1.7	2.2
Central and South America, Caribbean	3.0	2.6	3.0
Asia-Pacific-Japan (APJ)
Japan	1.4	1.7	1.7
Asian developing economies	6.4	6.5	6.7
China	7.7	7.7	7.5

e = estimate; p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2014, “Is the Tide Rising?” As of January 21, 2014, p. 2.

[2]	Unless otherwise indicated, all economic information in this section is based on information from the European Central Bank (ECB).

Part I

Item 5

IT Market: The Outlook for 2014

According to International Data Corporation (IDC), a market research firm based in the United States, economic recovery in 2014 will lead to a greater increase in spending on IT than occurred in 2013. That increase is expected to continue to be higher than the growth in the overall economy. IDC expects businesses will revert to normal IT upgrade cycles in 2014 as liquidity bottlenecks are resolved by the return of economic stability, so companies in particular will increase investment in IT. In the emerging economies, IDC expects IT markets to recover from the setbacks of the previous year, because basically demand for IT products is high and conditions are stable.

According to IDC, software sales should again outpace the IT market as a whole in 2014. Spending on PCs and tablets should grow by a percentage in the low single digits: the PC market has bottomed out and the tablet market should see growth well into the double digits. Investments in servers and data storage devices could grow by a percentage in the low single digits again, and IDC forecasts slightly more growth in the IT services market in 2014 than in 2013.

The outlook IDC describes for 2014 in the Europe, Middle East, and Africa (EMEA) region is positive: It believes Western Europe will almost sustain the slightly improved growth it achieved at the end of 2013, showing significant positive growth rates for the full year. The IT markets of Central and Eastern Europe, the Middle East, and Africa could see growth in the high single digits, and the IT market in Russia may even approach double-digit growth, IDC says.

IDC is more cautious about the Americas region: It believes 2014 IT market growth in the United States may fall short of the 2013 level as demand for smartphones declines. Despite the uncertainty concerning government policy, IDC predicts IT investment in the United States will be largely stable. IDC believes growth in the Latin America IT markets will slow to single digits.

IDC forecasts that the IT market in the Asia Pacific Japan (APJ) region will grow by a percentage in the middle of the single-digit range. However, it believes the market in Japan will decline slightly. In contrast, IDC predicts the IT market in China, which was weak in the previous year, should recover well into double-digit growth in 2014.

Part I

Item 5

Trends in the IT Market – Increased IT Spending Year Over Year

%	2012e	2013p	2014p
World
Total IT	5.3	4.4	5.1
Hardware	6.3	4.8	5.4
Packaged software	6.2	5.6	6.2
Applications	6.0	5.6	6.0
IT services	3.2	3.2	3.9
Europe, Middle East, and Africa (EMEA)
Total IT	5.2	2.3	4.4
Packaged software	4.7	4.6	5.2
Applications	4.4	4.5	5.0
IT services	1.4	2.0	3.6
Americas
Total IT	4.2	5.9	4.5
Packaged software	6.8	6.0	6.7
Applications	6.9	6.2	6.5
IT services	4.2	3.7	3.6
Asia-Pacific-Japan (APJ)
Total IT	6.9	4.6	6.7
Packaged software	6.9	5.9	6.4
Applications	6.0	5.7	6.4
IT services	4.5	4.3	5.1

e = estimate, p = projection

Source: IDC Worldwide Black Book Q3 2013

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2014. Four years of growth momentum underscore our leadership in the transformation of the industry. We are gaining market share in all regions. We have reinvented the database and developed the next-generation real time in-memory platform SAP HANA. We are managing the transition to the cloud successfully, while growing our core business and expanding our operating margin.

Thanks to our great progress in strategy and technology since 2010, we have increased the importance of SAP to our customers. We are well-positioned to expand our core business and to accelerate our cloud businesses. We are therefore confident we can achieve our medium-term targets for 2015 and 2017, assuming that the economic environment and IT industry develop as currently forecast. Balanced in terms of regions as well as industries, we are well-positioned to offset smaller individual fluctuations in the global economy and IT market.

A comparison of our business outlook with forecasts for the global economy and IT industry shows that, with our customer-centered innovation strategy, we can be successful even in a tough economic environment. Our market and the demands of our customers are changing rapidly. We anticipated these changes early.

We plan to continue to invest in countries in which we expect significant growth, and we aim to expand our market share in those countries. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential helping us reach our ambitious 2014 outlook targets and medium-term aspirations for 2015 and 2017. For more information, see the Operational Targets for 2014 (Non-IFRS) section.

Part I

Item 5

Forecast for SAP

Strategy for Profitable Growth

SAP seeks to maintain profitable growth across its portfolio of products and services. Our goal is to expand our addressable market to US$350 billion in 2020, compared to US$110 billion in 2010. Our ability to deliver software-based innovation and value in target growth areas positions us favorably in the enterprise software market.

SAP’s continued growth depends on our ability to deliver innovative solutions and provide significant value to our customers. We continue to improve our research and development effectiveness, creating efficiencies and accelerating innovation cycles to engage more closely with our customers. We are also investing in our go-to-market channels to expand capacity and drive greater volume sales. At the same time, we are expanding our technology partner ecosystem to foster co-innovation as a force multiplier for creating additional business value for our customers.

The success of SAP and our customers depends on our people – whom we consider our most important asset. Our employees spark our innovation, deliver value to our customers, and drive our sustainable growth and profitability. The correlation between our continued business success and our ability to attract, retain, and engage top talent is stronger than ever. We will continue to execute our people strategy to set us apart in vital areas such as workforce diversity and talent management. Our ambitious growth strategy and our ability to innovate depends on creating an environment for our employees that drives them to unleash their full potential.

Go-to-Market Investment Delivers Customer Value

SAP goes to market by region, customer segment, line of business and industry. In each region, we seek to concentrate our sales efforts on the fastest-growing markets with the greatest business and revenue potential. We evolve and invest in our go-to-market coverage model to effectively sell industry-specific solutions while increasing our engagement with customers in line-of-business functions. We continue to provide companies of any size – small, midsize, and large – with tailored offerings that align to their specific budgetary, resource, and deployment requirements.

Greater Volume and Co-Innovation Through an Open Ecosystem

SAP continues to engage an expanding partner ecosystem to increase market coverage, enhance our solutions portfolio, and spur innovation. SAP and its vibrant partner ecosystem offer greater choice and business value through the power of co-innovation, appealing to customers that want to avoid being “locked in” to a single vendor. SAP partners offer customers knowledgeable local delivery of solutions across industries and lines of business. SAP technology partners continue to drive our research agenda, enhance the SAP portfolio, and monetize new technology breakthroughs.

Organic Growth and Targeted Acquisitions

Organic growth remains the primary driver of SAP’s strategy. We will continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. Our ecosystem strategy enables us to better leverage our innovation by extending it to our partners to drive additional customer value, based on their own domain expertise. We will also continue to acquire targeted, strategic, and “fill-in” technology to add to our broad solution offerings and improve our coverage in key strategic markets to best support our customers’ needs.

Operational Targets for 2014 (Non-IFRS)

Revenue and Operating Profit Outlook

The Executive Board is providing the following outlook for the full year 2014:

•

SAP expects full-year 2014 non-IFRS cloud subscription and support revenue to be in a range of €950 to €1,000 million at constant currencies (2013: €757 million). The upper end of this range represents a growth rate of 32% that is similar to the respective 2013 growth rate after adjusting for acquisitions.

•	SAP expects full-year 2014 non-IFRS software and software-related service revenue to increase by 6% to 8% at constant currencies (2013: €14,032 million).

Part I

Item 5

•	SAP expects full-year 2014 non-IFRS operating profit to be in a range of €5.8 billion to €6.0 billion at constant currencies (2013: €5,514 million).

While our business outlook is at constant currency, actual currency reported figures are expected to continue to be negatively impacted by currency exchange rate fluctuations. If exchange rates remain at the March 2014 level for the rest of the year, we expect non-IFRS software and software-related service revenue and non-IFRS operating profit growth rates at actual currency to experience a negative currency impact of approximately 5 percentage points and 7 percentage points respectively in the first quarter of 2014 and of approximately 4 percentage points and 5 percentage points respectively in the full year 2014.

We expect that total revenue growth (non-IFRS) will continue to depend largely on the revenue from the On-Premise Products segment. However, the revenue growth we expect from this segment is below the outlook provided for cloud subscription revenue (non-IFRS). In light of the rate at which professional services and other service revenue is growing, we do not expect strong growth in the On-Premise Services segment.

We expect an increase in segment profit in our On-Premise division, with On-Premise Products segment profit growing faster than On-Premise Services segment profit. We expect only a slight improvement in On-Premise Services segment profit. The Cloud division is expected to continue with increasingly positive segment profit in 2014.

In light of the rate at which cloud subscriptions are growing in our cloud segments, we expect strong revenue growth in those segments.

We present the following reconciliation from our 2013 IFRS software and cloud subscription revenue, IFRS software and software-related service revenue, IFRS total revenue, and IFRS operating profit to the non-IFRS equivalents to facilitate comparison between IFRS financial measures and the non-IFRS financial measures in our 2014 outlook:

Reconciliations of IFRS to Non-IFRS Financial Measures for 2013

€ millions, unless otherwise stated	IFRS Financial Measure	Recurring Revenue Not Recorded Under IFRS	Adjustments Operating(1)	Discontinued Activities(3)	Non-IFRS Financial Measure
Cloud subscriptions and support	696	61	n.a.	n.a.		757
Software and cloud subscription revenue	5,212	63	n.a.	n.a.		5,275
Software and software-related service revenue	13,950	82	n.a.	n.a.		14,032
Total revenue(2)	16,815	82	n.a.	n.a.		16,897
Total operating expenses	–12,336	0	953	0	–	11,383
Operating profit(2)	4,479	82	953	0		5,514

(1)	Included in operating expenses are acquisition-related charges, share-based payment expenses, and restructuring charges.

(2)	These financial measures are the numerator or the denominator in the calculation of our IFRS and non-IFRS operating margin, and are included in this table for transparency.

(3)	The discontinued activities include the results of our discontinued TomorrowNow business.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 2014	Actual Amounts for 2013
Deferred revenue write-down	<20	82
Discontinued activities	<10	1
Share-based payment expenses	470 to 510	327
Acquisition-related charges	520 to 560	555
Restructuring charges	50 to 150	70

Part I

Item 5

The company expects a full-year 2014 effective tax rate (IFRS) of 26.0% to 27.0% (2013: 24.4%) and an effective tax rate (non-IFRS) of 27.5% to 28.5% (2013: 25.9%).

Goals for Liquidity and Finance

On December 31, 2013, our net liquidity was negative, but we have additional liquidity reserves. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2014 and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term.

We intend to effect a substantial planned reduction of our financial debt in 2014 and, at the time of this report, we expect to make repayments of €586 million over the year. We will consider issuing new debt, such as bonds or U.S. private placements, on an as-needed basis only and if market conditions are advantageous. By the time of this report, we have no concrete plans for future share buybacks.

Investment Goals

Excepting acquisitions, our planned capital expenditures for 2014 and 2015 mainly comprise the construction activities described earlier in this report. We expect investments of approximately €194 million during the next three years. These investments can be covered in full by operating cash flow.

Proposed Dividend

We plan to continue our dividend policy, which is that the payout ratio should be more than 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning the economy and on the assumption that there will be no effects from a major acquisition.

Medium-Term Prospects

With SAP HANA as the single platform for our entire solution portfolio, delivered on-premise or in the cloud, SAP will drive simplicity and business outcomes for our customers.

We expect our business, our revenue, and our profit to grow, assuming there is a sustained recovery in the global economy. Our strategic objectives are focused on the following financial and non-financial indicators: revenue, margin, customer loyalty, and employee engagement.

We expect the combination of a stable, highly-profitable core and fast-growing cloud business to deliver continued growth and margin expansion. We continue to strive to increase our total revenue to more than €20 billion by 2015 and revenue from our cloud business, including cloud-related professional services, to approximately €2 billion by 2015.

Looking beyond 2015, we introduced new 2017 targets. We now aim to increase total revenue to at least €22 billion and revenue from our cloud business to €3.0 to €3.5 billion by 2017. We have retained our non-IFRS operating margin goal of 35%. To capture the growth opportunities in the cloud, we now expect this target to be reached by 2017 rather than in 2015 as previously stated. We anticipate the fast-growing cloud business along with growth in support revenue will drive a higher proportion of more predictable, recurring revenue in the future.

In addition to our financial goals, we also focus on two non-financial targets: Customer loyalty and employee engagement. We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we plan to increase our employee engagement index score to 82% by 2015 (2013: 77%). Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Net Promoter Score (NPS). For 2014, we have set a target for increasing the NPS by four percentage points (2013: 12.1%).

SAP’s vision to help the world run better and improve people’s lives comes to life in product innovation that drives business value for our

Part I

Item 5

customers. By delivering on our product roadmap, SAP is powering a market-wide transformation in how people and organizations work together and run better. Building on a track record of innovation, SAP is again at the forefront of a major shift in the IT sector, away from commoditized hardware and lower value services, toward renewed investment in differentiating IT through business software and services that drive simplicity, efficiency, and a more sustainable business transformation.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our obligations. Most SAP companies have their liquidity managed centrally by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

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

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2013, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than BBB, and such investments were not material in 2013.

In 2013, SAP signed a new revolving credit facility contract. The size of the facility was increased from €1.5 billion to €2.0 billion to support the company’s growth – for more information see the Credit Facilities section. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

The persistently strong free cash flow of recent years enabled us to pay back additional debts within a short period of time. Furthermore, a balanced maturity profile prevents repayment peaks from occurring in any particular year.

To expand our business, we have made acquisitions of businesses, products, and technologies. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. For more information about the financial debt, see the Cash Flows and Liquidity section.

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer

Part I

Item 5

confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of independence, confidence, and financial flexibility.

Based on our strong corporate financial profile and our excellent capital market reputation, we have so far successfully executed external financing transactions without an external rating. However,

we will continue to closely monitor our financing situation to determine whether not having an external rating continues to be appropriate.

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

Capital Structure

	2013		2012		% Change
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities
Equity	16,048	59	14,133	54	14
Current liabilities	6,347	23	6,546	25	–3
Non-current liabilities	4,699	17	5,627	21	–16
Liabilities	11,046	41	12,173	46	–9

Total equity and liabilities	27,094	100	26,306	100	3

Our financing activities improved our debt ratio (defined as the ratio of total liabilities to total equity and liabilities, expressed as a percentage) to 41% at the end of 2013 (as compared to 46% at the end of 2012). The ratio of total financial debt to total equity and liabilities decreased by 3% to 16% at the end of 2013 (19% as at December 31, 2012). Total financial debt consists of current and non-current bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (17).

As part of our financing activities in 2014, the Company intends to repay a €500 million Eurobond and an €86 million German promissory note when they both mature in April 2014.

Total liabilities on December 31, 2013, mainly comprised financial liabilities of €4,506 million (of which €3,758 million are non-current). Financial liabilities on December 31, 2013, consisted largely of financial debt, which included amounts in euros (€2,386 million) and U.S. dollars (€1,922 million). On December 31, 2013, 100% of financial debt was held at fixed interest rates, of which 56% were swapped into variable interest rates using interest rate swaps. For more information about financial liabilities, see the Notes to the Consolidated Financial Statements section, Note (17).

Part I

Item 5

Cash Flows and Liquidity

Group liquidity on December 31, 2013, primarily comprised amounts in euros (€1,056 million) and U.S. dollars (€884 million). Current investments are included in other financial assets in the statement of financial position. Financial debts are included within financial liabilities in the statement of financial position.

Group Liquidity of SAP Group

€ millions	2013	2012	Change
Cash and cash equivalents	2,748	2,477	271
Current investments	93	15	78

Group liquidity	2,841	2,492	349
Current financial debt	586	600	–14

Net liquidity 1	2,255	1,892	363
Non-current financial debt	3,722	4,394	–672

Net liquidity 2	–1,467	–2,502	1,035

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our IFRS Consolidated Financial Statements.

Net liquidity is Group liquidity less total financial debt as defined above.

The increase in Group liquidity from 2012 was mainly due to positive cash inflows from our operations, which were partly offset by cash outflows for acquisitions (such as hybris), dividend payments and repayment of an issued Eurobond.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flows

	Years ended December 31,			Change in % 2013 vs. 2012	Change in % 2012 vs. 2011
€ millions	2013	2012	2011
Net cash flows from operating activities	3,832	3,822	3,775	0	1
Net cash flows from investing activities	–1,781	–5,964	–1,226	–70	>100
Net cash flows from financing activities	–1,589	–194	–1,176	>100	–84

Part I

Item 5

Analysis of Consolidated Statements of Cash Flow: 2013 compared to 2012

Net cash provided by operating activities remained stable in 2013 (€3,832 million) compared to the prior year (2012: €3,822 million). Increased income tax payments of €193 million to €1,295 million in 2013 burdened net cash flows from operating activities. In addition, days’ sales outstanding (DSO) for receivables, defined as average number of days from the raised invoice to cash receipt from the customer, was 62 days, a three-day increase compared to 2012 (59 days).

Cash outflows from investment activities totaled €1,781 million in 2013, much decreased from the 2012 figure of €5,964 million that were attributed mainly to business combinations of SuccessFactors and Ariba. In 2013, cash outflows were mainly driven by the acquisitions of consolidated companies (especially hybris) as well, for which we paid €1,160 million in total. For more information about current and planned capital expenditures, see the Assets and Investment Goals sections.

Cash outflows from financing activities totaled €1,589 million in 2013, compared to €194 million in 2012. In 2013, cash outflows were mainly driven by dividends paid and a repayment of an issued €600 million Eurobond. In addition, we took out a short-term bank loan in the amount of €1,000 million to finance the acquisition of hybris that were fully offset by repayments in the same amount and year. In the previous year, cash outflows from financing activities were mainly driven by repayments of a Eurobond tranche (€600 million) and several tranches (€611 million) of the promissory notes we issued in 2009 and dividends paid. This was almost fully compensated by a successfully placed Eurobond transaction totaling €1.3 billion and a U.S. private placement transaction of US$1.4 billion.

The decrease of total dividends paid in 2013 to €1,013 million (2012: €1,310 million) was due to a decrease in dividend paid to €0.85 per share compared to €1.10 per share in the previous year, of which €0.35 per share was an extraordinary payout to celebrate our 40th anniversary in 2012.

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

Cash outflows from financing activities totaled €194 million in 2012, compared to €1,176 million in 2011. In 2012, cash inflows were mainly driven by a successfully placed two-tranche Eurobond transaction totaling €1.3 billion and a U.S. private placement transaction of US$1.4 billion consisting of several tranches. This was partly offset by repayments of a Eurobond tranche (€600 million) and several tranches (€611 million) of the promissory notes we issued in 2009. In 2011, cash outflows were driven mainly by repayments of a credit facility we drew on in connection with our acquisition of Sybase.

The increase in total dividends paid to €1,310 million was due to an increase in the dividend from €0.60 per share in 2011 to €1.10 per share in 2012, of which €0.35 per share was an extraordinary payout to celebrate our 40th anniversary in the reporting year (total dividend payout in 2011: €713 million). In 2012, we repurchased shares in the amount of €53 million (2011: €246 million) in connection with our share-based payments.

Credit Facilities

Other sources of capital are available to us through various credit facilities, if required.

Part I

Item 5

By signing a new credit facility contract of €2.0 billion, SAP refinanced its existing credit facility of €1.5 billion that would have expired in December 2015. The revolving credit facility was early refinanced due to favorable market conditions with a tenor of five years plus two one year extension options. The credit line may be used for general corporate purposes. A possible future withdrawal is not bound to any financial covenants. Borrowings under the facility bear interest at the euro interbank offered rate (EURIBOR) or London interbank offered rate (LIBOR) for the respective optional currency plus a margin ranging from 0.3% to 0.525% (2012: 0.45% to 0.75%). We pay a commitment fee of 0.079% (2012: 0.1575%) per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility.

As at December 31, 2013, SAP AG had additional available credit facilities totaling €487 million. As at December 31, 2013, there were no borrowings outstanding under these credit facilities. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP AG has guaranteed such amounts. As at December 31, 2013, approximately €36 million was available through such arrangements. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2013.

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

CONTRACTUAL OBLIGATIONS

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2013:

Contractual obligations		Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities(1)	4,881	731	1,376	1,044	1,730
Derivative financial liabilities(1)	181	76	–8	29	84
Other non-current non-financial liabilties(2)	112	0	24	4	83
Operating lease obligations(3)	1,204	235	354	207	408
Purchase obligations(3)	504	282	123	63	36

Total	6,882	1,324	1,869	1,347	2,341

(1)	For more information on financial liabilities and derivative financial liabilities see Note (24) to our Consolidated Financial Statements.

(2)	For more information on other non-current non-financial liabilities see Note (17c) to our Consolidated Financial Statements.

(3)

See Note (22) to our Consolidated Financial Statements for additional information about operating lease and purchase obligations. Our expected contributions to our pension and other post employment benefit plans are not included in the table above. For more information on these contributions see Note (18a) to our Consolidated Financial Statements.

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

Part I

Item 5

Obligations under Indemnifications and Guarantees

Our software license agreements and our cloud subscription agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. We also generally provide a six to twelve month warranty on our software. Our warranty liability is included in other provisions. For more information on other provisions see Note (18b) to our Consolidated Financial Statements. For more information on obligations and contingent liabilities refer to Note (3) and Note (22) in our Consolidated Financial Statements.

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

Item 6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP AG, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(5)(6)(7)(10)(11)	70	Chairman of the Supervisory Board	2003	2017
Pekka Ala-Pietilä(1)(6)(7)(10)	57	Chairman of the Board of Directors, SolidiumOy	2002	2017
Prof. Anja Feldmann(1)(6)(11)	48	Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin	2012	2017
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(10)(11)	63	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Linklaters LLP, Rechtsanwälte, Notare, Steuerberater	1988	2017
Bernard Liautaud(1)(2)(6)(7)	51	General Partner, Balderton Capital	2008	2017
Dr. h.c. Hartmut Mehdorn(1)(4)(5)(11)	71	CEO of FBB, Flughafen Berlin-Brandenburg GmbH	1998	2017
Dr. Erhard Schipporeit(1)(3)(9)(10)	65	Independent Management Consultant	2005	2017
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(3)(6)	69	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2017
Christiane Kuntz-Mayr, Vice Chairperson(2)(5)(8)(10)(11)	51	Employee, Deputy Chairperson of the Works Council of SAP AG	2009	2017
Panagiotis Bissiritsas(2)(4)(8)	45	Employee, Support Expert	2007	2017
Margret Klein-Magar(2)(6)(8)(10)	49	Employee, Vice President Head of People Principles	2012	2017
Lars Lamadé(2)(8)(10)(11)	42	Employee, Project Manager OPD COO	2002	2017
Dr. Kurt Reiner(4)(6)(8)	55	Employee, Development Expert	2012	2017
Mario Rosa-Bian(5)(8)(11)	57	Employee, Project Principal Consultant	2012	2017
Stefan Schulz(3)6)(8)(11)	44	Employee, Vice President, IP at HANA Enterprise Cloud	2002	2017
Inga Wiele(3)(6)(8)	43	Employee, Senior Internal Strategic Consultant	2012	2017

(1)	Elected by SAP AG’s shareholders on May 23, 2012.

(2)	Member of the General and Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Finance and Investment Committee.

(5)	Member of the Mediation Committee.

(6)	Member of the Technology and Strategy Committee.

(7)	Member of the Nomination Committee.

(8)	Elected by SAP AG’s employees on April 25, 2012.

(9)	Audit Committee financial expert.

(10)	Member of the Special Committee.

(11)	Member of the People and Organization Committee

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

Certain current members of the Supervisory Board of SAP AG were members of supervisory boards and comparable governing bodies of enterprises other than SAP AG in Germany and other countries as of December 31, 2013. See Note (29) to our Consolidated Financial Statements for more detail. Apart from pension obligations towards employees, SAP AG has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Bill McDermott, Co-CEO	2008	2017
Jim Hagemann Snabe, Co-CEO	2008	2014
Dr. Werner Brandt	2001	2014
Gerhard Oswald	1996	2016
Dr. Vishal Sikka	2010	2017

The following changes occurred in the Executive Board in 2013:

•	In May 2013, Lars Dalgaard stepped down from the Executive Board.
•	In June 2013, Luisa Deplazes Delgado stepped down from the Executive Board.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, Co-CEO (Vorstandssprecher), 52 years old, holds a master’s degree in business administration from Northwestern University’s Kellogg School of Management. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe. As Jim Hagemann Snabe will conclude his current role as Co-CEO in May 2014, Bill is scheduled to become sole CEO at that time. Besides the duties as Co-CEO, he is responsible for strategy, governance, business development, corporate development, sales and ecosystem activities, communications, and marketing. Prior to joining SAP, he served as a global executive in several technology companies.

Jim Hagemann Snabe, Co-CEO (Vorstandssprecher), 48 years old, holds a master degree in operational research. He joined SAP in 1990 and became a member of the Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Bill McDermott. Besides the duties as Co-CEO, he is responsible for strategy, governance, business development, corporate development, communications, and marketing. In July 2013, the SAP Supervisory Board agreed to propose that Jim Hagemann Snabe be elected to the Supervisory Board at the SAP Annual General Meeting of Shareholders in May 2014. He will conclude his current role as co-CEO and member of the SAP Executive Board upon the conclusion of the Annual General Meeting of Shareholders in May 2014.

Werner Brandt, 60 years old, business administration graduate. Werner Brandt joined SAP in early 2001 as the Chief Financial Officer and member of the Executive Board and he will retire end of June 2014. He is responsible for finance and administration including investor relations and data protection and privacy. In addition he assumed responsibility for human resources and is the Labor Relations Director. Prior to joining SAP, Werner Brandt was CFO and member of the Executive Board of Fresenius Medical Care AG since 1999. In this role, he was also responsible for labor relations. Before joining Fresenius Medical Care AG, Werner Brandt headed the finance function of the European operations of Baxter International Inc.

Part I

Item 6

Gerhard Oswald, 60 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for the Board Area Scale, Quality & Support covering SAP Active Global Support, Solution & Knowledge Packaging, Quality Governance & Production as well as joint leadership of SAP Labs Network with Vishal Sikka. In addition Gerhard is responsible for the Cloud and Infrastructure Delivery and operations of the new SAP Cloud powered by HANA.

Vishal Sikka, 46 years old, holds a PH. D. degree in computer science from Stanford University. He joined SAP in 2002 and became a member of its Executive Board on February 7, 2010. Vishal leads SAP’s products and innovation organization, with global responsibility for development and delivery of SAP’s entire product portfolio including Applications, Analytics, Cloud, Database & Technology and Mobile. Vishal is also responsible for leading design and user experience for SAP and is responsible for driving all innovation globally. He leads the development and delivery of SAP’s breakthrough in-memory platform, SAP HANA, which serves as the foundation and platform for SAP’s solution portfolio as well as the company’s broader ecosystem of customers, partners and developers. Before joining the Executive Board, he was the first Chief Technology Officer at SAP. Before joining SAP, he was responsible for platform technologies at Peregrine Systems, and prior to that he founded and led two start-ups – Bodha, Inc. and IBrain Software, and did research on Artificial Intelligence, Data and Information Management and Programming Models at Stanford University and Xerox Palo Alto Labs.

The members of the Executive Board of SAP AG as of December 31, 2013 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (29) to our Consolidated Financial Statements. SAP AG has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among the Supervisory Board and Executive Board members.

COMPENSATION REPORT

Compensation for Executive and Supervisory Board Members

This compensation report outlines the criteria that we applied for the year 2013 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about Executive Board members’ share-based payment plans, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation System for 2013

Executive Board members’ compensation for 2013 is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic business environment.

The Executive Board compensation package is performance-based. In 2013, it had three elements:

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

Part I

Item 6

The following criteria apply to the elements of Executive Board compensation for 2013:

•	The fixed element is paid as a monthly salary.

•

The variable compensation under the STI 2013 plan depends on the SAP Group’s performance against the KPI target values for non-IFRS constant currency software revenue growth and non-IFRS constant currency operating margin increase as well as non-IFRS constant currency new and upsell billings. In addition, the STI element has a discretionary component that allows the Supervisory Board, after the end of the period in question, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 13, 2014, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI payable. The STI pays out after the Annual General Meeting of Shareholders in May 2014.

•

The long-term incentive element is called the RSU Milestone Plan 2015. “RSU” stands for “restricted share unit.” This four-year plan focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. For each of the four years, the members of the Executive Board are allocated a certain number of SAP RSUs for the respective year based on a budget amount that was granted to each Executive Board member in 2012 already for the years 2012 through 2015. The number of RSUs allocated to each member for a given year is his or her target amount (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the RSU Milestone Plan 2015 terms) at the beginning of the year in question.

The number of RSUs an Executive Board member actually earns in respect of a given year depends on Company performance against the objectives for that year (a year is a “performance period” in the plan). The objectives derive from SAP’s strategy for the period to 2015. The plan objectives relate to two key performance indicators (KPIs): our non-IFRS total revenue and our non-IFRS operating profit. The KPI targets have already been set for the entire life of the RSU Milestone Plan 2015 for the years 2012 to 2015 and will merely be adjusted for the effects of key acquisitions.

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

The Company strategy underlying the RSU Milestone Plan 2015 focuses on where SAP aims to be by 2015, so the plan gives greater weight to performance against the KPI targets for 2015 (the final year of the plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years are not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failure to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may in a worst case scenario lose all of the vested RSUs allocated to them for 2015.

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

Part I

Item 6

share after the end of the three-year holding period. The applicable share price is measured over a reference period defined in the RSU Milestone Plan 2015 terms.

Subject to the requirements in the German Stock Corporation Act, section 87 (1), the Supervisory Board is entitled to revise the STI and the LTI in extraordinary and unforeseeable circumstances.

For the terms and details of the RSU Milestone Plan 2015, see the Notes to Consolidated Financial Statements section, Note (27). The number of RSUs to be issued to each member of the Executive Board in 2013 by way of long-term incentive was decided by the Supervisory Board on February 14, 2013.

An additional long-term incentive plan (LTI HANA) has been dedicated to Vishal Sikka to align his remuneration to his new expanded role with regard to SAP HANA. The LTI HANA for the years 2013 to 2015 consists of three annual compensation components with an assessment period of three years that will be cash-settled after this period. The LTI HANA is linked to KPIs specific to SAP HANA.

The contracts of Executive Board members Bill McDermott, Lars Dalgaard, and Vishal Sikka include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

In 2010 and 2011, the Executive Board members were granted a variable medium-term incentive (MTI) plan to reward performance in the plan year and the two subsequent years. The variable compensation under the MTI 2011 granted for the fiscal year 2011 depends on the Group’s performance over the three years 2011 to 2013 against the KPI target values for software and software-related service revenue growth and earnings per share (both of which are non-IFRS, constant currency values). In addition, the MTI element has a discretionary component that is assessed by the Supervisory Board at the end of the plan period. The close of the fiscal year 2013 represents the end of the plan period for the MTI 2011, and therefore the corresponding entitlement under the MTI 2011 is included in the compensation for the fiscal year 2013. The payment will be due after the Annual General Meeting of Shareholders in May 2014.

Executive Board Members’ Compensation for 2013

€ thousands	Fixed Elements		Performance- Related Element			Compensation for 2013(1)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other(1)	STI	MTI 2011	Share-Based Payment (RSU Milestone Plan 2015)(2)
Bill McDermott (co-CEO)	1,150.0	1,570.5	1,737.2	1,011.1	4,143.5	9,612.3
Jim Hagemann Snabe (co-CEO)	1,150.0	6,082.9	1,737.2	1,011.1	–	9,981.2
Dr. Werner Brandt	700.0	29.0	1,051.5	611.0	1,486.4	3,877.9
Lars Dalgaard (until May 31, 2013)(3)	291.7	203.3	469.1	–	–	964.1
Luisa Deplazes Delgado (until June 30, 2013)(3)	350.0	26.1	421.0	–	–	797.1
Gerhard Oswald	700.0	17.0	1,051.5	611.0	1,486.4	3,865.9
Dr. Vishal Sikka	700.0	383.6	1,051.5	611.0	1,486.4	4,232.5

Total	5,041.7	8,312.4	7,519.0	3,855.2	8,602.7	33,331.0

(1)

Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs, non-recurring payments, use of aircraft, tax, cash disbursement of long-term incentive element, discrete payments arising through application of the fixed exchange-rate clause. The effects from the application of the fixed exchange-rate clause are disclosed under “Other” (in the prior year under the different compensation components). Further, these amounts are shown in the year of payment rather than in the year of entitlement of the underlying compensation. The amount for Jim Hagemann Snabe under “Other” includes the fixed payments for the 2012 and 2013 RSUs according to the description below.

Part I

Item 6

(2)	Compensation attributable to Executive Board members for 2013 including the 2013 plan tranche of LTI 2015 based on the grant value at time of grant.

(3)	Salary and STI for 2013 are pro rata temporis amounts until the end of the respective term. The RSUs allocated for 2013 are forfeited upon the end of their contract.

In 2012, the Executive Board members already received the LTI grants for the years 2012 to 2015, which are dependent on their uninterrupted tenure as Executive Board members in the years in question. Although these allocations are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years, for the purpose of disclosure in the Compensation Report the grants had to be included in the total compensation for Executive Board members for the year in which the grants were allocated (in 2012) pursuant to section 314 of the German Commercial Code (HGB). The share-based payment amounts in the table above disclose the LTI grants for the year 2013 that were already granted in 2012 and included in the total compensation for 2012. Consequently they are excluded from the total Executive Board compensation for 2013 (see second next paragraph) calculated as required under section 314 of the German Commercial Code.

Jim Hagemann Snabe resigned his seat on the Executive Board with effect from May 21, 2014 (Annual General Meeting of Shareholders). The SAP Supervisory Board will propose that he be elected to the SAP Supervisory Board by the SAP shareholders on the same day. Mr. Snabe’s termination agreement provides as follows: To replace the payout for 2012 RSUs under the RSU Milestone Plan that on allocation in 2012 were valued €4,318,400 based on a stock price of €45.26, he will be paid €6,485,800 gross based on a stock price of €52.96 (that is, the mean of the 2012 and 2013 reference prices) discounted at 2% because of early payment. Of that amount, €4,318,400, which was already allocated in 2012 and which was the grant value at time of grant, was already included in 2012 compensation. The difference of €2,167,400 is included in the total compensation for 2013 (see below). The RSUs allocated for 2013 were converted into a fixed payment of €3,768,300 (gross amount) based on a share price of €58.69, a target achievement of 92,97%, and it is discounted at an interest rate of 2% over the period to the original contractual disbursement date. This amount will be paid out after the close of the Annual General Meeting of Shareholders in May 2014.

To compensate for his 2014 RSUs, Mr. Snabe will receive a prorated payment of €1,700,000 in respect of the period he serves in 2014. This amount will also be paid out after the close of the Annual General Meeting of Shareholders in May 2014.

Including allocations for 2014 and 2015 to Gerhard Oswald (€1,574,800 each) that were allocated in 2013 in line with the extension of his Executive Board contract, the total Executive Board compensation calculated as required under section 314 of the German Commercial Code amounts to €24,109,600, thereof: Bill McDermott €5,468,800, Jim Hagemann Snabe €6,212,900, Werner Brandt €2,391,500, Lars Dalgaard €964,100, Luisa Deplazes Delgado €797,100, Gerhard Oswald €5,529,100, and Vishal Sikka €2,746,100.

The share-based payment amounts in 2013 result from the following RSUs under the RSU Milestone Plan 2015.

Share-Based Payment Under RSU Milestone Plan 2015

	Grants for 2013
	Quantity	Total Grant Value at Time of Grant(1)
		€ thousands
Bill McDermott (co-CEO)	73,289	4,143.5
Jim Hagemann Snabe (co-CEO)(2)	–	–
Dr. Werner Brandt	26,290	1,486.4
Lars Dalgaard (until May 31, 2013)(2)	–	–
Luisa Deplazes Delgado (until June 30, 2013)(2)	–	–
Gerhard Oswald	26,290	1,486.4
Dr. Vishal Sikka	26,290	1,486.4

Total	152,159	8,602.7

Part I

Item 6

(1)	The grant value of each RSU allocated in 2013 was €56.54.

(2)

The allocations for Jim Hagemann Snabe (73,289 RSUs) were converted into a fixed payment. The allocations for Lars Dalgaard (26,290 RSUs) and Luisa Deplazes Delgado (21,562 RSUs) forfeited upon the end of their contract. Consequently they are not disclosed in the table above.

Total Executive Board Payment in 2012

€ thousands	Fixed Elements		Performance- Related Element			Compensation for 2012(1)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other(2)	STI	MTI 2010	Share-Based Payment (RSU Milestone Plan 2015)(1),(3)
Bill McDermott (co-CEO)	1,150.0	699.6	1,545.7	1,067.6	4,318.4	8,781.3
Jim Hagemann Snabe (co-CEO)	1,150.0	163.8	1,545.7	1,067.6	4,318.4	8,245.5
Dr. Werner Brandt	700.0	26.7	935.5	645.1	1,549.1	3,856.4
Lars Dalgaard (from April 12, 2012)	503.6	0	674.8	0	1,156.2	2,334.6
Luisa Deplazes Delgado (from September 1, 2012)	233.3	96.4	193.9	0	414.4	938.0
Gerhard Oswald	700.0	16.5	935.5	645.1	1,549.1	3,846.2
Dr. Vishal Sikka	700.0	143.9	935.5	577.9	1,549.1	3,906.4

Total	5,136.9	1,146.9	6,766.6	4,003.3	14,854.7	31,908.4

(1)	Compensation attributable to Executive Board members for financial year 2012 including the 2012 tranche of LTI 2015 based on the grant value at time of grant.

(2)

Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs, non-recurring payments, use of aircraft, tax, discrete payments arising through application of the fixed exchange-rate clause. The disclosure of payments arising through application of the fixed exchange-rate clause was adapted to the disclosure for 2013.

(3)	Fair value at the time of grant.

In 2012, in addition to the LTI grant for 2012, Executive Board members already received the LTI grants for the years 2013 to 2015, which are dependent on their uninterrupted tenure as Executive Board members in the years in question. Although these allocations are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years, for the purpose of disclosure in the Compensation Report the grants must be included in the total compensation for Executive Board members for the year in which the grants were allocated pursuant to section 314 of the German Commercial Code. Vesting of a plan tranche is dependent on the respective Executive Board member’s continuous service for the Company in the respective fiscal year. In 2012, the contracts of Werner Brandt and Gerhard Oswald were set to expire in mid-2014, while the contracts of Lars Dalgaard and Luisa Deplazes Delgado were set to expire in mid-2015. As a result, the LTI allocations for the years 2014 to 2015 (for Werner Brandt and Gerhard Oswald) and the LTI allocations for the year 2015 (for Lars Dalgaard and Luisa Deplazes Delgado) had not yet been allocated with legally binding force in 2012.

In 2012, additional grants for Executive Board members for future years were €4,390,000 for each co-CEO and €1,574,800 for each regular Executive Board member, in each of 2013, 2014, and 2015 (except Luisa Deplazes Delgado, who was supposed to receive €1,291,600 for the year 2013). The total compensation for 2012 pursuant to section 314 of the German Commercial Code, in other words, including this additional compensation as well as the long-term compensation tranches granted but not yet earned, amounted to €72,138,400, thereof: Bill McDermott €21,951,300, Jim Hagemann Snabe €21,415,500, Werner Brandt €5,431,200, Lars Dalgaard €5,484,200, Luisa Deplazes Delgado €3,804,400, Gerhard Oswald €5,421,000, and Vishal Sikka €8,630,800.

Part I

Item 6

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

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

•

Werner Brandt, Luisa Deplazes Delgado (who stepped down on June 30, 2013), and Gerhard Oswald receive a retirement pension when they reach the retirement age of 60 and vacate their Executive Board seat, or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP AG. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 60 is reached, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

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

Originally, Gerhard Oswald was under a performance-based retirement plan. This plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits will increase by further annual contributions because he will remain a member of the Executive Board after his 60th birthday until his retirement on December 31, 2016.

•

Werner Brandt’s rights to retirement pension benefits will increase by further contributions as he will remain a member of the Executive Board after his 60th birthday until his retirement on June 30, 2014.

•

Bill McDermott has rights to future benefits under the portion of the SAP America pension plan classified as “Non-Qualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA). The “Non-Qualified” pension plan of SAP America is a cash balance plan that on retirement provides either monthly pension payments or a lump sum. The pension becomes available from the

Part I

Item 6

beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be paid on the earned rights to benefits within this plan.

•

SAP made contributions to a third-party pension plan for Bill McDermott and Vishal Sikka. SAP’s contributions are based on Bill McDermott’s and Vishal Sikka’s payments into this pension plan. In 2013, SAP paid contributions for Bill McDermott totaling €698,400 (2012: €1,053,600) and for Vishal Sikka totaling €153,900 (2012: €215,300).

•

Instead of paying for entitlements under the pension plan for Executive Board members, SAP pays equivalent amounts to a non-SAP pension plan for Jim Hagemann Snabe. In 2013, SAP paid contributions totaling €282,900 (2012: €283,400).

•

Lars Dalgaard has no entitlements under the pension plan for Executive Board members. SAP made no retirement pension plan contributions to a third-party pension plan with respect to Lars Dalgaard in 2013.

Total Projected Benefit Obligation (PBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands	Bill Mc Dermott (co-CEO)(1)	Dr. Werner Brandt	Luisa Deplazes Delgado (until June 30, 2013)	Gerhard Oswald	Dr. Vishal Sikka(1)		Total
PBO January 1, 2012	1,139.5	1,499.7	NA	4,485.5		53.1	7,177.8
Less plan assets market value January 1, 2012	56.6	1,131.0	NA	3,811.2		48.5	5,047.3
Accrued January 1, 2012	1,082.9	368.7	NA	674.3		4.6	2,130.5
PBO change in 2012	–64.4	541.8	55.1	1,231.3	–	53.1	1,710.7
Plan assets change in 2012	–56.6	217.0	48.3	383.3	–	48.5	543.5
PBO December 31, 2012	1,075.1	2,041.5	55.1	5,716.8		0	8,888.5
Less plan assets market value December 31, 2012	0	1,348.0	48.3	4,194.5		0	5,590.8
Accrued December 31, 2012	1,075.1	693.5	6.8	1,522.3		0	3,297.7
PBO change in 2013	–32.4	96.0	25.2	99.7		0	188.5
Plan assets change in 2013	0	226.2	76.5	456.8		0	759.5
PBO December 31, 2013	1,042.7	2,137.5	80.3	5,816.5		0	9,077.0
Less plan assets market value December 31, 2013	0	1,574.2	124.8	4,651.3		0	6,350.3
Accrued December 31, 2013	1,042.7	563.3	–44.5	1,165.2		0	2,726.7

(1)	Prior to May 18, 2012, the qualified portion of the SAP America pension plan was terminated and account balances transferred to third-party pension accounts.

The table below shows the annual pension entitlement of each member of the Executive Board on reaching age 60 based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2013.

Annual Pension Entitlement

€ thousands	Vested on December 31, 2013		Vested on December 31, 2012
Bill McDermott (co-CEO)(1)	88.4		78.1
Dr. Werner Brandt	89.8	(2)	88.2
Luisa Deplazes Delgado (until June 30, 2013)(3)	5.8		2.3
Gerhard Oswald	267.9	(4)	259.9	(5)

(1)	The rights shown here for Bill McDermott refer solely to rights under the SAP America pension plan.

Part I

Item 6

(2)

Due to the last extension of Werner Brandt’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2013.

(3)

Due to changes in tax regulations in Germany, for commitments after January 1, 2012, the minimum age to receive pension payments increased to age 62. The value shown for Luisa Deplazes Delgado for 2013 represents the retirement pension entitlement that she would receive at the age of 62 based on the entitlements vested by the end of her contract.

(4)

Due to the most recent extension of Gerhard Oswald’s contract beyond June 30, 2014, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on December 31, 2016, based on the entitlements vested on December 31, 2013.

(5)

Due to the last extension of Gerhard Oswald’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would receive after his current Executive Board contract expires on June 30, 2014, based on the entitlements vested on December 31, 2012.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the age of 60 will be higher than the amounts shown in the table.

Postcontractual Non-Compete Provisions

During the agreed 12-month postcontractual non-compete period, each Executive Board member receives abstention payments corresponding to 50% of his or her final average contractual compensation as agreed in the respective contract on an individual basis. Any other occupational income generated by the Executive Board member will be deducted from his compensation in accordance with section 74c of the German Commercial Code.

The following table presents the net present values of the postcontractual non-compete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2013. Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Non-Compete Abstention Payment
Bill McDermott (co-CEO)	June 30, 2017	4,534.1
Dr. Werner Brandt	June 30, 2014	1,933.3
Gerhard Oswald	December 31, 2016	1,846.3
Dr. Vishal Sikka	December 31, 2017	1,958.9

Total		10,272.6

After his resignation as a member of the Executive Board, Jim Hagemann Snabe will receive monthly abstention compensation over a period of twelve months for the postcontractual non-compete period totaling €3,015,500 (gross).

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

Postcontractual Non-Compete Provisions

Abstention compensation for the postcontractual non-compete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives the monthly basic salary for a further 12 months starting from the date the permanent disability is determined.

Payments to Executive Board Members Retiring in 2013

Luisa Deplazes Delgado resigned from her position as Executive Board member with effect from June 30, 2013, with the approval of the Supervisory Board. Lars Dalgaard resigned from his position as Executive Board member with effect from May 31, 2013, with the approval of the Supervisory Board. The postcontractual non-compete provision in both contracts has been canceled without compensation.

Payments to Former Executive Board Members

In 2013, we paid pension benefits of €1,387,000 to Executive Board members who had retired before January 1, 2013 (2012: €1,360,000). At the end of the year, the PBO for former Executive Board members was €29,181,000 (2012: €30,551,000). Plan assets of €26,015,000 are available to service these obligations (2012: €26,054,000).

Executive Board Members’ Long-Term Incentives

Members of the Executive Board hold or held throughout the year share-based payment rights under the RSU Milestone Plan 2015 and the SAP SOP 2010 (which were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements section, Note (27).

Part I

Item 6

RSU Milestone Plan 2015

The table below shows Executive Board members’ holdings, on December 31, 2013, of restricted share units issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015.

RSU Milestone Plan 2015

Quantity of RSUs	Holding on January 1, 2013	Grants in 2013	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2013
Bill McDermott (co-CEO)	127,425	73,289	–5,152	–	–	195,562
Jim Hagemann Snabe (co-CEO)(1)	127,425	73,289	–5,152	195,562	–	–
Dr. Werner Brandt	45,709	26,290	–1,848	–	–	70,151
Lars Dalgaard (until May 31, 2013)	32,845	26,290	–	–	26,290	32,845
Luisa Deplazes Delgado (until June 30, 2013)	11,127	21,562	–	–	21,562	11,127
Gerhard Oswald	45,709	26,290	–1,848	–	–	70,151
Dr. Vishal Sikka	45,709	26,290	–1,848	–	–	70,151

Total	435,950	273,300	–15,849	195,562	47,852	449,987

(1)

According to the termination agreement with Jim Hagemann Snabe, the 2012 and 2013 grants will be paid out after the close of the Annual General Meeting of Shareholders on May 21, 2014 based on a fixed share price of €52.96 for the 2012 grants and €58.69 for the 2013 grants.

The holding of RSUs on December 31, 2013, that were issued and not forfeited in 2013, reflects the number of RSUs multiplied by the 92.97% target achievement. The RSUs allocated in 2012 have a remaining term of 2.08 years, the RSUs allocated in 2013 have a remaining term of 3.08 years.

RSU Milestone Plan 2015 (2012 Tranche)

Quantity of RSUs	Holding on January 1, 2012	Grants in 2012	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2012
Bill McDermott (co-CEO)	–	95,414	32,011	–	–	127,425
Jim Hagemann Snabe (co-CEO)	–	95,414	32,011	–	–	127,425
Dr. Werner Brandt	–	34,226	11,483	–	–	45,709
Lars Dalgaard (from April 12, 2012)	–	24,594	8,251	–	–	32,845
Luisa Deplazes Delgado (from September 1, 2012)	–	8,332	2,795	–	–	11,127
Gerhard Oswald	–	34,226	11,483	–	–	45,709
Dr. Vishal Sikka	–	34,226	11,483	–	–	45,709

Total	–	326,432	109,518	–	–	435,950

The holding on December 31, 2012, reflects the number of RSUs issued in 2012 multiplied by the 133.55% target achievement.

Part I

Item 6

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2013, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 are exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options

	Year Granted	Holding on January 1, 2013		Strike Price per Option	Rights Exercised in 2013	Price on Exercise Date	Exerci- sable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2013
		Quantity of Options	Remaining Term in Years	€	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2010	135,714	4.69	40.80	–	–	–	–	135,714	3.69
	2011	112,426	5.44	48.33	–	–	–	–	112,426	4.44
Jim Hagemann Snabe (co-CEO)	2010	135,714	4.69	40.80	–	–	–	–	135,714	3.69
	2011	112,426	5.44	48.33	–	–	–	–	112,426	4.44
Dr. Werner Brandt	2010	82,428	4.69	40.80	–	–	–	–	82,428	3.69
	2011	68,284	5.44	48.33	–	–	–	–	68,284	4.44
Gerhard Oswald	2010	82,428	4.69	40.80	–	–	–	–	82,428	3.69
	2011	68,284	5.44	48.33	–	–	–	–	68,284	4.44
Dr. Vishal Sikka	2010	82,428	4.69	40.80	–	–	–	–	82,428	3.69
	2011	68,284	5.44	48.33	–	–	–	–	68,284	4.44

Total		948,416			–	–	–	–	948,416

Total Expense for Share-Based Payment

In the report year and the prior year, total expense for the share-based payment plans of Executive Board members was recorded as follows.

Total Expense for Share-Based Payment

€ thousands	2013	2012
Bill McDermott (co-CEO)	–1,529.7	16,239.0
Jim Hagemann Snabe (co-CEO)	–2,967.0	16,239.0
Dr. Werner Brandt	1,042.9	4,998.1
Lars Dalgaard (until May 31, 2013)	–2,264.2	4,239.6
Luisa Deplazes Delgado (until June 30, 2013)	–2,126.4	2,795.6
Gerhard Oswald	–376.0	6,417.0
Dr. Vishal Sikka	–376.0	6,500.3

Total	–8,596.4	57,428.6

The expense is recognized in accordance with IFRS 2 “Share-Based Payments”. Because the RSU Milestone Plan 2015 tranches for 2014 to 2015 were allocated at the beginning of 2012, we are required to recognize them in part in 2013 even though these future tranches depend on the achievement of specific financial targets in future periods.

Part I

Item 6

Shareholdings and Transactions of Executive Board Members

No member of the Executive Board holds more than 1% of the ordinary shares of SAP AG. Members of the Executive Board held a total of

30,201 SAP shares on December 31, 2013 (2012: 35,271 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2013.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
Dr. Werner Brandt	June 10, 2013	Share purchase	800	€58.5900
	November 26, 2013	Share sale	11,000	€60.9000
Gerhard Oswald	June 11, 2013	Share purchase	815	€57.5260
Jim Hagemann Snabe (co-CEO)	July 22, 2013	Share purchase	1,815	€55.2038
Bill McDermott (co-CEO)	July 23, 2013	Purchase of ADRs	1,500	US$72.8400
Dr. Vishal Sikka	September 11, 2013	Purchase of ADRs	1,000	US$72.5800

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2013 or the previous year.

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

Part I

Item 6

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 21, 2014, the compensation paid to Supervisory Board members in respect of 2013 will be as set out in the table below.

Supervisory Board Members’ Compensation in 2013

	2013				2012
€ thousands	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	81.7	150.0	331.7	100.0	60.0	150.0	310.0
Christiane Kuntz-Mayr (deputy chairperson)	70.0	10.8	130.0	210.8	67.5	10.0	128.3	205.8
Pekka Ala-Pietilä	50.0	30.0	100.0	180.0	50.0	20.0	100.0	170.0
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	50.0	24.2	100.0	174.2
Prof. Anja Feldmann	50.0	10.8	100.0	160.8	33.3	6.7	66.7	106.7
Prof. Dr. Wilhelm Haarmann	50.0	40.8	100.0	190.8	50.0	30.0	100.0	180.0
Margret Klein-Magar	50.0	20.0	100.0	170.0	33.3	6.7	66.7	106.7
Lars Lamadé	50.0	20.8	100.0	170.8	62.5	10.0	120.8	193.3
Bernard Liautaud	50.0	30.0	100.0	180.0	50.0	16.7	100.0	166.7
Dr. h. c. Hartmut Mehdorn	50.0	10.8	100.0	160.8	50.0	10.0	100.0	160.0
Dr. Kurt Reiner	50.0	20.0	100.0	170.0	33.3	13.3	66.7	113.3
Mario Rosa-Bian	50.0	9.2	100.0	159.2	33.3	6.7	66.7	106.7
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	50.0	25.0	100.0	175.0
Stefan Schulz	50.0	25.8	100.0	175.8	50.0	24.2	100.0	174.2
Inga Wiele	50.0	25.0	100.0	175.0	33.3	16.7	66.7	116.7
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	25.0	100.0	175.0	50.0	20.0	100.0	170.0
Compensation for former Supervisory Board Members	NA	NA	NA	NA	104.0	39.7	208.5	352.2

Total	870.0	415.8	1,680.0	2,965.8	900.8	339.6	1,740.8	2,981.3

In addition, we reimburse members of the Supervisory Board for their expenses and the value-added tax payable on their compensation.

The total compensation of all Supervisory Board members in 2013 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,176,200 (2012: €1,083,500). Those amounts are composed entirely of remuneration received by employee representatives on the Supervisory Board relating to their position as SAP employees in 2013 and 2012, respectively.

Supervisory Board member Wilhelm Haarmann practiced as a partner in the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany, until February 2013. In February 2013, he was elected a partner in Linklaters LLP in Frankfurt am Main, Germany. Wilhelm Haarmann occasionally advises SAP on particular projects, tax matters, and questions of law. Before Mr. Haarmann joined Linklaters LLP, SAP had already received consulting services from Linklaters and will continue to do so. In 2013, the fees for such services totaled €327,500 (2012: €9,400).

Part I

Item 6

Long-Term Incentives for the Supervisory Board

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 119,300,882 SAP shares on December 31, 2013 (December 31, 2012: 121,348,807 SAP shares), representing 9.711% (2012: 9.878%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP AG share capital at the end of 2013 or of the previous year. Members of the Supervisory Board held a total of 119,316,444 SAP shares on December 31, 2013 (December 31, 2012: 121,363,858 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2013:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity		Unit Price in €
Christian Wiele	August 23, 2013	Share sale	116		57.2600
Inga Wiele	August 26, 2013	Share sale	92		57.3500
Margret Klein-Magar	August 26, 2013	Share sale	132		57.0400
Mario Rosa-Bian	August 27, 2013	Share sale	130		57.3500
Hasso Plattner	October 24, 2013	Share sale		(1)		(1)

(1)

The notifying party (Hasso Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the monthly sale of SAP shares with a fair value of €10,000,000 per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter, during December 2013 through November 2014. With this transaction a program running since November 2012 will be continued (see notification on November 30, 2012). Price: Targeted is the volume-weighted average (stock market) price of the SAP share on the relevant day of sale. Number of items: Total amount traded divided by the relevant sale price of the sold shares.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2013 or the previous year.

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

Part I

Item 6

EMPLOYEES

Headcount

Note (7) to our Consolidated Financial Statements presents the number of employees, measured in full-time equivalents by functional area and by geographic region.

On December 31, 2013, we had 66,572 full-time equivalent (FTE) employees worldwide (December 31, 2012: 64,422). This represents an increase in headcount of 2,150 FTEs in comparison to 2012. Of the overall headcount increase in 2013, 1,111 resulted from acquisitions. The average number of employees in 2013 was 65,409 (2012: 61,134).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part-time and certain individuals who are employed by SAP but who, for various reasons, are not currently working are excluded from our figures. Also, temporary employees are not included in the above figures. The number of such temporary employees is not material.

On December 31, 2013, the largest number of SAP employees (47%) were employed in the EMEA region (including 26% in Germany and 21% in other countries in the region), while 29% were employed in the Americas region (including 20% in the United States and 9% in other countries in the region) and 24% in the APJ region.

Our worldwide headcount in the field of software and software-related services grew 7% to 11,261 FTEs (2012: 10,551). Cloud operations and support accounted for most of the increase. Professional services and other services counted 14,629 FTEs at the end of 2013 – an increase of 3% (2012: 14,259). Most of this increase was in consulting. A shift in the focus of our industry solutions led to some movement of employees from research and development to sales and marketing, resulting in a 1% headcount decrease to 17,804 FTEs (2012: 18,012) in research and development and a 6% headcount increase to 15,824 FTEs (2012: 14,899) in sales and marketing. Mainly as a result of our acquisition of hybris, general and administration headcount rose 7% to 4,566 FTEs at the end of the year (2012: 4,286). Our infrastructure employees, who provide IT and facility management services, numbered 2,488 FTEs – an increase of 3% (2012: 2,415) that mainly resulted from our acquisitions and investments in our company IT.

In the Americas region, headcount (FTEs) increased by 445, or 2%; in the EMEA region, the increase was 1,236, or 4%; and in the APJ region, it was 469, or 3%.

Our personnel expense per employee decreased to approximately €114,000 in 2013 (2012: approximately €119,000). The decrease is primarily related to foreign exchange effects as the majority of our employees is located outside of the eurozone and paid in local currency. The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people SAP employed, see the Notes to the Consolidated Financial Statements section, Note (7).

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

Employees of SAP France S.A. and SAP Labs France S.A. are subject to a collective bargaining agreement. Each of SAP France S.A., SAP Labs France S.A. and b-process France are represented by a French works council. A French works council is responsible for protecting the employees’ collective interests by ensuring that management considers the interests of employees in making decisions on behalf of the company. A French works council is entitled to certain company information and to consult with management on matters that are expected to have an impact on

Part I

Item 6, 7

company structure or on the employees it represents. The union negotiates agreements with SAP France S.A. and SAP Labs France S.A. Some negotiations are compulsory under law. The staff representatives are obligated to present all individual or collective complaints regarding salary, policies or agreements between the employees and the company in question.

In addition, the employees of our subsidiaries SAP Espana S.A., SAP Belgium N.V., SAP Nederland B.V., and SAP Italia S.p.A. are also represented by works councils. Each of SAP (UK) Limited and SAP Ireland Limited has an employee consultation forum which represents the employees’ interests. Furthermore, there are workers representatives in Slovenia at SAP Systems, Applications and Products for Data Processing Ltd.

In September 2012 the SAP European Works Council (EWC) was established and held its constituent meeting. The EWC represents all employees of SAP within the European Union. By law and agreement with SAP the EWC is entitled to receive information and consult on transnational matters.

Employees of SAP Brazil and SAP Labs Brazil are represented by a specific union related to Technology companies and subject to a collective bargaining agreement.

For Argentina, there is a legal requirement under which all employees have to be affiliated to the Union indicated by the government. However, for the IT Industry, as of 2014, no Union had completed all registration procedures with the Ministry of Labor and the IT Chamber, to be recognized by the Government as the Industry Union.

SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees – Compensation Report” is disclosed in “Item 7. Major Shareholders and Related-Party Transactions – Major Shareholders.”

SHARE-BASED COMPENSATION PLANS

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directory, Senior Management and Employees — Compensation Report” and Note (27)  to our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP AG consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP AG generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP AG ordinary share. On March 7, 2014, based on information provided by the Depositary there were 54,741,215 ADRs held of record by 1,028 registered holders. The ordinary shares underlying such ADRs represented 4.46% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

Part I

Item 7, 8

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of March 7, 2014 of: (i) each person or group known by SAP AG to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP AG by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

	Ordinary Shares Beneficially Owned
Major Shareholders	Number	% of Outstanding
Dietmar Hopp, collectively(1)	65,273,200	5.313%
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	118,787,272	9.669%
Klaus Tschira, collectively (3)	92,079,595	7.495%
Executive Board Members as a group (5 persons)	30,201	0.002%
Supervisory Board Members as a group (16 persons)	118,802,834	9.671%
Executive Board Members and Supervisory Board Members as a group (21 persons)(4)	118,833,035	9.673%
Options and convertible bonds that are vested and exercisable within 60 days of March 7, 2014, held by Executive Board Members and Supervisory Board Members, collectively	0	NA
BlackRock, Inc.(5)	NA	>5%

(1)

Represents 65,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbH & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH Verwaltungs-GmbH is the general partner and 61,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 14, 2014.

(2)	Includes Hasso Plattner Förderstiftung GmbH and Hasso Plattner GmbH & Co. Beteiligungs-KG in which Hasso Plattner exercises sole voting and dispositive power.

(3)	Includes Klaus Tschira Stiftung gGmbH and Dr. h. c. Tschira Beteiligungs GmbH & Co. KG in which Klaus Tschira exercises sole voting and dispositive power.

(4)	We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP AG’s ordinary shares as of March 7, 2014.

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

In 2010, we recorded a provision of US$1.3 billion for the TomorrowNow litigation. When the trial judge set aside the 2010 verdict and offered Oracle a remittitur of US$272 million, we subsequently reduced the provision to

Part I

Item 8, 9

US$272 million. Oracle did not accept the remittitur; rather, Oracle opted for a second trial. Prior to the second trial, the parties stipulated to a final judgment of US$306 million with each party reserving all appeal rights. Consequently, we increased the provision to US$306 million. Since then, both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 $1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to $408.7 million (vs. the $272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. A hearing on Oracle’s appeal is scheduled for May 13, 2014.

In April 2007, Versata Software, Inc. (Versata) instituted patent infringement litigation in the United States District Court for the Eastern District of Texas against SAP. Trial in the litigation ultimately resulted in an infringement determination and past damages verdict of approximately US$390 million. The judgment also resulted in an injunction against SAP that Versata has since abandoned. During the pendency of the appeals process, SAP challenged at the U.S. Patent and Trademark Office (PTO) the patentability of the infringed claims of Versata patent and prevailed in invalidating those claims. That PTO decision is now being appealed by Versata. The litigation regarding damages has returned to the trial court where SAP has sought dismissal of the judgment based on the PTO decision, and alternatively has sought to stay the litigation pending the outcome of appeal regarding the PTO decision. Versata has opposed SAP’s requests in the trial court and has sought an order requiring payment of the judgment, which SAP has opposed.

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

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information – Dividends”.

Significant Changes

Not applicable.

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

Part I

Item 9

TRADING ON THE FRANKFURT STOCK EXCHANGE AND THE NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per Ordinary Share in €		DAX(1) in points		Price per ADR in US$
	High	Low	High	Low	High	Low
Annual Highs and Lows
2009	35.26	25.00	6,011.55	3,666.41	52.37	31.69
2010	38.40	31.12	7,077.99	5,434.34	54.08	41.59
2011	45.90	34.26	7,527.64	5,072.33	68.31	48.39
2012	61.43	41.45	7,672.10	5,969.40	81.21	53.25
2013	64.80	52.20	9,589.39	7,459.96	87.14	70.27
Quarterly Highs and Lows
2012
First Quarter	54.51	41.45	7,157.82	6,017.23	72.31	53.25
Second Quarter	53.21	44.16	7,056.65	5,969.40	70.97	55.24
Third Quarter	56.69	44.71	7,451.62	6,387.57	72.90	55.50
Fourth Quarter	61.43	52.86	7,672.10	6,950.53	81.21	69.05
2013
First Quarter	64.80	57.82	8,058.37	7,581.18	84.58	77.38
Second Quarter	64.05	54.42	8,530.89	7,459.96	83.11	71.45
Third Quarter	57.80	53.42	8,694.18	7,806.00	76.94	70.27
Fourth Quarter	62.31	52.20	9,589.39	8,516.69	87.14	70.94
Monthly Highs and Lows
2013
July	57.80	54.50	8,379.11	7,806.00	76.00	70.77
August	57.80	55.82	8,438.12	8,103.15	76.94	73.82
September	56.11	53.42	8,694.18	8,180.71	75.29	70.27
October	57.89	52.20	9,033.92	8,516.69	79.79	70.94
November	61.60	57.60	9,405.30	9,007.83	83.38	77.78
December	62.31	58.54	9,589.39	9,006.46	87.14	80.91
2014
January	62.55	56.47	9,742.96	9,306.48	85.45	76.42
February	58.52	55.28	9,708.94	9,116.32	80.29	75.03
March (through March 7, 2014)	57.65	56.37	9,589.15	9,350.75	79.27	77.74

(1)

The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On March 7, 2014, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €56.37 and the closing sales price per ADR on the NYSE was US $78.19, as reported by Reuters.

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

SAP is authorized to act in all the business areas listed above and to delegate such activities to affiliated entities within the meaning of the German Stock Corporation Act; in particular SAP is authorized to delegate its business in whole or in part to such entities. SAP AG is authorized to establish branch offices in Germany and other countries, as well as to form, acquire or invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. SAP is further authorized to invest in enterprises of all kinds principally for investment purposes. SAP is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such entities, or to limit its activities to manage its shareholdings.

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

Part I

Item 10

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

The members of the Supervisory Board cannot be elected for a term longer than approximately five years. The term expires at the close of the Annual General Meeting of Shareholders giving its formal approval of the acts of the Supervisory Board and the Executive Board in the fourth fiscal year following the year in which the Supervisory Board was elected unless the Annual General Meeting of Shareholders specifies a shorter term of office when electing individual members of the Supervisory Board or the entire Supervisory Board. Re-election is possible. Our Supervisory Board normally meets four times a year. The compensation of the members of the Supervisory Board is set in the Articles of Incorporation.

As stipulated in the German Corporate Governance Code (GCGC), an adequate number of our Supervisory Board members are independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP AG. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The Audit Committee

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee proposes the appointment of the external independent auditor to the Supervisory Board, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and quality. SAP’s Corporate Audit, SAP’s Global Compliance Office and SAP’s Risk Management Office report upon request or at the occurrence of certain findings, but in any case at least once a year (Global Compliance Office and Risk Management Office) or twice a year (Corporate Audit), directly to the Audit Committee.

Part I

Item 10

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

The General and Compensation Committee

The General and Compensation Committee (Präsidial- und Personalausschuss) coordinates the work of the Supervisory Board, prepares its meetings and deals with corporate governance issues. In addition, it carries out the preparatory work necessary for the personnel decisions made by the Supervisory Board, notably those concerning compensation for the Executive Board members and the conclusion, amendment and termination of the Executive Board members’ contracts of appointment.

The German Stock Corporation Act prohibits the Compensation Committee from deciding on the compensation of the Executive Board members on behalf of the Supervisory Board and requires that such decision is made by the entire Supervisory Board. This Act also provides the General Meeting of Shareholders with the right to vote on the system for the compensation of Executive Board members, such vote not being legally binding for the Supervisory Board.

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

The Mediation Committee

Required by the German Co-determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the two-thirds majority required for appointing/revoking the appointment of Executive Board members is not attained. This committee has never held a meeting in SAP AG’s history.

The Technology and Strategy Committee

The Technology and Strategy Committee (Technologie- und Strategieausschuss) monitors technology transactions and provides the Supervisory Board with in-depth technical advice.

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

The People and Organization Committee

The People and Organization Committee (Ausschuss für Mitarbeiter- und Organisationsangelegenheiten) deliberates and advises the Executive and Supervisory Board on key personnel matters and major organizational changes below the Executive Board and Global Managing Board level as well as equal opportunities for women at SAP.

The duties, procedures and committees of the Supervisory Board are specified in their respective

Part I

Item 10

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

The Executive Board and the Supervisory Board must cooperate closely for the benefit of the Company. Without being asked, the Executive Board must provide to the Supervisory Board regular, prompt and comprehensive information about all of the essential issues affecting the SAP Group’s business progress and its potential business risks. Furthermore, the Executive Board must maintain regular contact with the chairperson of the Supervisory Board and vice versa. The Executive Board must inform the chairperson of the Supervisory Board promptly about exceptional events that are of significance to SAP’s business. The Supervisory Board chairperson must inform the Supervisory Board accordingly and shall, if required, convene an extraordinary meeting of the Supervisory Board.

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP AG’s Executive Board is currently comprised of five members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP AG. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP AG, and may be liable to SAP AG if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

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

SAP has implemented a Code of Business Conduct for employees (see “Item 16B. Code of Ethics” for details). The employee code is equally applicable to managers and members of the Executive Board. Its rules are observed as well by members of the Supervisory board as applicable.

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

The Global Compliance Office, an extension of SAP’s Global Legal Department, was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance at SAP. Effective March 1, 2007, the Company appointed a Chief Global Compliance Officer who reports to the General Counsel, and also has direct communication channels and reporting obligations to the Executive Board and the Audit Committee of the Supervisory Board. The Global Compliance Office manages a network of more than 100 local subsidiary Compliance Officers who act as the point of contact for local questions or issues under the SAP Code of Business Conduct for employees. The Global Compliance

Part I

Item 10

Office provides training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported without fear of retaliation.

Pursuant to Sec. 289a of the German Commercial Code (Handelsgesetzbuch) the Executive Board of publicly listed companies like SAP AG are required to issue a corporate governance statement (Erklärung zur Unternehmensführung) every year together with its annual financial statements. Companies are free to include the corporate governance statement in their management report or publish the statement on their website. SAP has chosen to publish the statement on its website under (www.sap.com/corporate-en/investors/governance/index.epx). As stipulated by law the statement comprises the declaration of implementation with the recommendations of the GCGC pursuant to Sec. 161 of the German Stock Corporation Act, relevant disclosures of the company’s corporate governance practices such as ethical, work and welfare standards, and a description of the Executive Board and Supervisory Board’s rules of procedure as well as information on the composition and rules of procedure of their sub-committees.

The Global Managing Board

In May 2012, SAP created a Global Managing Board in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. The Global Managing Board has advisory and decision-supporting functions for the Executive Board and comprises all Executive Board members as well as Robert Enslin, Bernd Leukert and Luka Mucic.

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

According to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) a bidder seeking control of a company with its corporate seat in Germany or another state of the European Economic Area (EEA) and its shares being traded on an EEA stock exchange must publish an advance notice of its decision to make a tender offer, submit an offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. The offer statement must be published upon approval by the Federal Financial Supervisory Authority or expiry of a certain time period without such publication being prohibited by the Federal Financial Supervisory Authority. Once a shareholder has acquired shares representing at least 30% of the voting rights in

Part I

Item 10

an EEA-listed company, it must make an offer for all remaining shares. The Securities Acquisition and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the general shareholders’ meeting no earlier than 18 months in advance of such measures by a resolution of at least 75% of the shares represented.

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

Part I

Item 10

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

Disclosure of Shareholdings

SAP AG’s Articles of Incorporation do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP AG to notify SAP AG and the Federal Financial Supervisory Authority of the number or shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation’s outstanding voting rights. In respect of certificates representing shares, the notification requirement shall apply exclusively to the holder of the certificates. In addition, the German Securities Trading Act also obliges anyone who holds, directly or indirectly, financial instruments that convey an unconditional entitlement to acquire under a legally binding agreement, shares in SAP AG, to notify SAP AG and the Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. This notification obligation also exists for the holder of a financial instrument which merely de facto enables its holder or a third party to acquire shares in SAP AG, subject to the thresholds mentioned in the preceding sentence. In connection with this notification obligation positions in voting rights and other financial instruments have to be aggregated.

Exchange Controls and Other Limitations Affecting Security Holders

The euro is a fully convertible currency. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (“Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation residing outside of Germany (“Non-Resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, German Residents (except for individuals and certain financial institutions) must

Part I

Item 10

report any accounts payable to or receivable from Non-Residents if such payables or receivables, in the aggregate, exceed €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Furthermore, companies resident in Germany with accounts payable to or receivable from Non-Residents in excess of €500 million have to report any payables or receivables to/from Non-Residents arising from derivative instruments at the end of each calendar quarter. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more which they hold directly or indirectly in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% or more held directly or indirectly by a Non-Resident.

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

Part I

Item 10

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

Part I

Item 10

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

Part I

Item 10

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

Dividends paid by SAP AG generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP AG will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP AG to an individual are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP AG was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2013 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2014 tax year. With the enactment of The Health Care and Education Reconciliation Act of 2010 for tax years beginning after December 31, 2012, certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

Part I

Item 10

U.S. Taxation of Capital Gains

In general, assuming that SAP AG at no time is a PFIC, upon a sale or exchange of ordinary shares to a person other than SAP AG, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the ordinary shares. Such gain or loss will be a capital gain or loss and will be considered a long-term capital gain (taxable at a reduced rate for individuals) if the ordinary shares were held for more than one year. Capital gains may also be subject to the Medicare tax at a rate of 3.8%. The deductibility of capital losses is subject to significant limitations. Upon a sale of ordinary shares to SAP AG, a U.S. Holder may recognize a capital gain or loss or, alternatively, may be considered to have received a distribution with respect to the ordinary shares, in each case depending upon the application to such sale of the rules of Section 302 of the Code.

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

Part I

Item 10, 11, 12

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

Part I

Item 12

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

Fees and Other Payments Payable by the Depositary to SAP

The Depositary has agreed to make certain payments to SAP as reimbursement for expenses incurred by SAP in connection with its ADR program and in support of SAP’s ongoing investor relations activities related to the ADR program. For the year ended December 31, 2013, the Depositary has made direct and indirect payments to SAP in an aggregate amount of US $2,662,202 for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, 2013 NYSE listing fees, road shows, production of investor targeting, peer analysis, shareholder identification reports and perception studies, postage for mailing annual and interim reports and other communications to ADR holders and participation in retail investor activities, broker conferences, SAP sponsored analyst events and capital markets days.

Part II

Item 13, 14, 15, 16, 16A

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s co-chief executive officers (Co-CEOs) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s Co-CEOs and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2013. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s Co-CEOs and CFO. Based on the foregoing, SAP’s management, including SAP’s Co-CEOs and CFO, concluded that as of December 31, 2013, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.”

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

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

Our Chief Accounting Officer or individuals empowered by him review all individual requests to engage our external independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the

Part II

Item 16C, 16D, 16E, 16F, 16G

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2013 there were no purchases made by us or on our behalf or on behalf of affiliates of SAP of SAP shares or SAP ADRs. The total number of SAP shares that SAP could purchase under existing repurchase programs was 88,054,869 per December 31, 2013.

At the Annual General Meeting of Shareholders on June 4, 2013, the Executive Board was authorized to acquire, on or before June 3, 2018, up to 120 million shares of SAP. The authorization from June 4, 2013 replaced the authorization from June 8, 2010.

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

Part II

Item 16G

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP has disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis since 2003. Declarations from 2008 forward are available on the SAP website (www.sap.com/corporate-en/investors/governance/policies-statutes.epx).

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

DIRECTOR INDEPENDENCE RULES

The NYSE Rules require that a majority of the members of the board of directors of a listed issuer and each member of its nominating, corporate governance, compensation and audit committee be “independent.” As a foreign private issuer, SAP is not subject to the NYSE board, compensation committee and corporate governance committee independence requirements but instead can elect to follow its home country rules. With respect to the audit committee, SAP is required to satisfy Rule 10A-3 of the Exchange Act, which provides certain exemptions from the audit committee independence requirements in the case of employee board representatives. The NYSE Rules stipulate that no director qualifies as “independent” unless the board of directors has made an affirmative determination that the director has no material direct or indirect relationship with the listed company. However, under the NYSE Rules a director may still be deemed independent even if the director or a member of a director’s immediate family has received during a 12 month period within the prior three years up to $120,000 in direct compensation. In addition, a director may also be deemed independent even if a member of the director’s immediate family works for the company’s auditor in a non-partner capacity and not on the company’s audit. By contrast, the GCGC requires that the Supervisory Board ensure that proposed candidates are persons with the

Part II

Item 16G

necessary knowledge, competencies and applicable experience. Additionally, the Supervisory Board is required to implement and adhere to concrete director independence criteria, including a consideration of the total number of independent Supervisory Board members as defined in Section 5.4.2 of the Code. According to this definition, a Supervisory Board member will not be considered independent in particular if s/he has personal or business relations with the company, its executive bodies, a controlling shareholder or an enterprise associated with any of the preceding persons and entities which could cause a substantial and sustained conflict of interest. The members of the Supervisory Board must have enough time to perform their board duties and must carry out their duties carefully and in good faith. For as long as they serve, they must comply with the criteria that are enumerated in relation to the selection of candidates for the Supervisory Board concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and they must not accept appointment in companies that are in competition with SAP. Supervisory Board members must disclose any planned non-ordinary course business transactions with SAP to the Supervisory Board promptly. The Supervisory Board members cannot carry out such transactions before the Supervisory Board has given its permission. The Supervisory Board may grant its permission for any such transaction only if the transaction is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest. SAP complies with these GCGC director independence requirements.

German corporate law requires that for publicly listed stock corporations at least one member of the Supervisory Board who has expert knowledge in the areas of financial accounting or audit of financial statements must be independent. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these requirements. However, German corporate law and the GCGC do not require the Supervisory Board to make an affirmative determination for each individual member that is independent or that a majority of Supervisory Board members or the members of a specific committee are independent.

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

Part II

Item 16G

sessions without the management. Under German corporate law and the GCGC the Supervisory Board is entitled but not required to exclude Executive Board members from its meetings. The Supervisory Board exercises this right generally during its meetings.

RULES ON ESTABLISHING COMMITTEES DIFFER

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. With one exception, German corporate law does not mandate the creation of specific supervisory board committees. Required by the German Co-Determination Act of 1976 (Mitbestimmungsgesetz), the Mediation Committee (Vermittlungsausschuss) convenes only if the 2/3 majority required for appointing/revoking the appointment of Executive Board Members is not attained. This committee has never been convened in SAP’s history. In addition, the GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. In addition to the legally required Mediation Committee, SAP has the following committees, which are in compliance with the GCGC: General and Compensation Committee, Audit Committee, Strategy and Technology Committee, Finance and Investment Committee, Nomination Committee, Special Committee and People and Organization Committee (See “Item 10. Additional Information — Corporate Governance” for more information).

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

Part III

Item 17, 18, 19

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidate Financial Statements are included herein on pages F-1 through F-105.

The following are filed as part of this report:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Financial Statements

•	Consolidated Income Statements for the years ended December 31, 2013, 2012, and 2011.
•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Financial Position as of December 31, 2013 and 2012.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011.

•	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP AG, as amended effective November 20, 2012 (English translation).(1)

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

4.1.2	Amended and Restated Deposit Agreement dated as of November 25, 2009 among SAP AG, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(3)

4.9	Agreement and Plan of Merger dated May 22, 2012 by and among Ariba, Inc., SAP America, Inc. and Angel Expansion Corporation(4)

8	For a list of our subsidiaries see Note (33) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.3	Certification of Werner Brandt, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Bill McDermott, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Jim Hagemann Snabe, Co-Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Part III

Item 19

13.3	Certification of Werner Brandt, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 1 of SAP AG’s Annual Report on Form 20-F filed on March 22, 2013.

(2)	Incorporated by reference to Exhibit 2.1 of SAP AG’s Annual Report on Form 20-F filed on March 22, 2006.

(3)	Incorporated by reference to Exhibit 99(A) of Post Effective Amendment #1 to SAP AG’s Registration Statement on Form F-6 filed on November 25, 2009.

(4)	Incorporated by reference to Exhibit 2.1 to Ariba, Inc.’s Current Report on Form 8-K filed on May 22, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP AG (Registrant)

By: /s/ BILL MCDERMOTT
Name: Bill McDermott Title: Co-Chief Executive Officer

Dated: March 20, 2014

By: /s/ JIM HAGEMANN SNABE
Name: Jim Hagemann Snabe Title: Co-Chief Executive Officer

Dated: March 20, 2014

By: /s/ WERNER BRANDT
Name: Dr. Werner Brandt Title: Chief Financial Officer

Dated: March 20, 2014

SAP AG AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP AG:

We have audited the accompanying consolidated statements of financial position of SAP AG and subsidiaries (“SAP” or “the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited SAP’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP AG and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, SAP AG maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the COSO.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

February 20, 2014

SAP AG AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the years ended December 31,

	Notes	(Unaudited) 2013(1)	2013	2012	2011
		US$	€	€	€
		millions, unless otherwise stated
Software		6,223	4,516	4,658	4,107
Cloud subscriptions and support		959	696	270	18
Software and cloud subscriptions		7,182	5,212	4,928	4,125
Support		12,040	8,738	8,237	7,194
Software and software-related service revenue		19,221	13,950	13,165	11,319
Consulting		3,089	2,242	2,442	2,341
Other services		859	623	616	573
Professional services and other service revenue		3,948	2,865	3,058	2,914
Total revenue	(5)	23,169	16,815	16,223	14,233
Cost of software and software-related services		–3,579	–2,597	–2,555	–2,107
Cost of professional services and other services		–3,309	–2,402	–2,520	–2,247
Total cost of revenue		–6,888	–4,999	–5,075	–4,354
Gross profit		16,281	11,816	11,147	9,879
Research and development		–3,145	–2,282	–2,261	–1,935
Sales and marketing		–5,692	–4,131	–3,912	–3,083
General and administration		–1,193	–866	–949	–715
Restructuring	(18)	–97	–70	–8	–4
TomorrowNow litigation	(23)	0	0	0	717
Other operating income/expense, net	(6)	17	12	23	25
Total operating expenses		–16,998	–12,336	–12,181	–9,348
Operating profit		6,171	4,479	4,041	4,884
Other non-operating income/expense, net	(8)	–23	–17	–173	–75
Finance income		158	115	103	119
Finance costs		–249	–181	–175	–161
Financial income, net	(9)	–92	–66	–72	–42
Profit before tax		6,057	4,396	3,796	4,767
Income tax TomorrowNow litigation		0	0	0	–281
Other income tax expense		–1,476	–1,071	–993	–1,049
Income tax expense	(10)	–1,475	–1,071	–993	–1,331
Profit after tax		4,581	3,325	2,803	3,437
Profit attributable to non-controlling interests		–1	–1	0	1
Profit attributable to owners of parent		4,583	3,326	2,803	3,435
Earnings per share, basic (in €)	(11)	3.84	2.79	2.35	2.89
Earnings per share, diluted (in €)	(11)	3.83	2.78	2.35	2.89

(1)

The 2013 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3779 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2013.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the years ended December 31,

	Notes	2013	2012	2011
	€ millions
Profit after tax		3,325	2,803	3,437
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	(18)	16	–12	–17
Income tax relating to items that will not be reclassified	(10)	–3	4	5
Other comprehensive income after tax for items that will not be reclassified to profit or loss		13	–8	–12
Items that will be reclassified subsequently to profit or loss	(20)
Exchange differences		–576	–214	106
Available-for-sale financial assets	(26)	60	13	–7
Cash flow hedges	(25)	0	63	–1
Income tax relating to items that will be reclassified	(10)	–8	–20	7
Other comprehensive income after tax for items that will be reclassified to profit or loss		–524	–157	105
Other comprehensive income net of tax		–511	–165	93
Total comprehensive income		2,814	2,638	3,530
attributable to owners of parent		2,815	2,638	3,528
attributable to non-controlling interests		–1	0	1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31,

	Notes	(Unaudited) 2013(1)	2013	2012
		US$	€	€
	millions
Cash and cash equivalents		3,786	2,748	2,477
Other financial assets	(12)	346	251	154
Trade and other receivables	(13)	5,326	3,865	3,917
Other non-financial assets	(14)	477	346	294
Tax assets		195	142	85
Total current assets		10,131	7,352	6,928
Goodwill	(15)	18,861	13,688	13,192
Intangible assets	(15)	4,074	2,956	3,234
Property, plant, and equipment	(16)	2,508	1,820	1,708
Other financial assets	(12)	837	607	509
Trade and other receivables	(13)	135	98	88
Other non-financial assets	(14)	147	107	68
Tax assets		236	172	170
Deferred tax assets	(10)	405	294	408
Total non-current assets		27,202	19,741	19,378
Total assets		37,332	27,094	26,306

Trade and other payables	(17)	1,171	850	870
Tax liabilities		597	433	440
Financial liabilities	(17)	1,031	748	802
Other non-financial liabilities	(17)	3,118	2,263	2,204
Provision TomorrowNow litigation	(23)	307	223	234
Other provisions		582	422	609
Provisions	(18)	889	645	843
Deferred income	(19)	1,941	1,408	1,386
Total current liabilities		8,746	6,347	6,546
Trade and other payables	(17)	61	45	63
Tax liabilities		438	318	388
Financial liabilities	(17)	5,179	3,758	4,446
Other non-financial liabilities	(17)	154	112	98
Provisions	(18)	382	277	347
Deferred tax liabilities	(10)	158	115	223
Deferred income	(19)	102	74	62
Total non-current liabilities		6,474	4,699	5,627
Total liabilities		15,220	11,046	12,173
Issued capital		1,693	1,229	1,229
Share premium		759	551	492
Retained earnings		22,401	16,258	13,934
Other components of equity		–989	–718	–194
Treasury shares		–1,764	–1,280	–1,337
Equity attributable to owners of parent		22,102	16,040	14,125
Non-controlling interests		12	8	8
Total equity	(20)	22,112	16,048	14,133
Total equity and liabilities		37,332	27,094	26,306

(1)

The 2013 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3779 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2013.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

as at December 31,

	Equity Attributable to Owners of Parent
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total	Non- Controlling Interests	Total Equity
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges
					€ millions
Note reference	(20)	(20)	(20)	Statement of Comprehensive Income			(20)
January 1, 2011 prior to IAS 19 (revised) adoption	1,227	337	9,767	–131	16	–27	–1,382	9,807	17	9,824
Cumulated difference from the retrospective adoption of IAS 19 (revised)			–11					–11		–11

January 1, 2011 after IAS 19 (revised) adoption	1,227	337	9,756	–131	16	–27	–1,382	9,796	17	9,813
Profit after tax			3,435					3,435	1	3,437
Other comprehensive income			–12	112	–7	0		93		93
Comprehensive income			3,423	112	–7	0		3,528	1	3,530
Share-based payments		9						9		9
Dividends			–713					–713		–713
Issuance of shares under share-based payments	1	46						47		47
Purchase of treasury shares							–246	–246		–246
Reissuance of treasury shares under share-based payments		27					251	278		278
Change in non-controlling interests			–19					–19	–10	–29

December 31, 2011	1,228	419	12,448	–19	9	–27	–1,377	12,681	8	12,689
Profit after tax			2,803					2,803		2,803
Other comprehensive income			–8	–217	13	47		–165		–165
Comprehensive income			2,795	–217	13	47		2,638		2,638
Share-based payments		41						41		41
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments	1	14						15		15
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		18					93	111		111
Other			2					2		2

December 31, 2012	1,229	492	13,934	–236	22	20	–1,337	14,125	8	14,133
Profit after tax			3,326					3,326	–1	3,325
Other comprehensive income			13	–584	60	0		–511		–511
Comprehensive income			3,339	–584	60	0		2,815	–1	2,814
Share-based payments		30						30		30
Dividends			–1,013					–1,013		–1,013
Reissuance of treasury shares under share-based payments		29					57	86		86

December 31, 2013	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

for the years ended December 31,

	Notes	(Unaudited) 2013(1)	2013	2012	2011
		US$	€	€	€
		millions
Profit after tax		4,582	3,325	2,803	3,437
Adjustments to reconcile profit after tax to net cash flows provided by operating activities:
Depreciation and amortization	(15),(16)	1,310	951	863	724
Income tax expense	(10)	1,476	1,071	993	1,331
Financial income, net	(9)	91	66	72	42
Decrease/increase in sales and bad debt allowances on trade receivables		58	42	–25	–18
Other adjustments for non-cash items		79	57	31	14
Decrease/increase in trade and other receivables		–152	–110	–298	–426
Decrease/increase in other assets		–181	–131	–23	–39
Decrease/increase in trade payables, provisions, and other liabilities		–243	–176	420	–404
Decrease/increase in deferred income		172	125	154	121
Cash outflows due to TomorrowNow litigation	(23)	–1	–1	7	–52
Interest paid		–219	–159	–165	–139
Interest received		92	67	92	92
Income taxes paid, net of refunds		–1,784	–1,295	–1,102	–908
Net cash flows from operating activities		5,280	3,832	3,822	3,775
Business combinations, net of cash and cash equivalents acquired	(4)	–1,598	–1,160	–6,094	–188
Purchase of intangible assets and property, plant, and equipment		–780	–566	–541	–445
Proceeds from sales of intangible assets or property, plant, and equipment		76	55	39	55
Purchase of equity or debt instruments of other entities		–2,110	–1,531	–1,022	–2,046
Proceeds from sales of equity or debt instruments of other entities		1,958	1,421	1,654	1,398
Net cash flows from investing activities		–2,454	–1,781	–5,964	–1,226
Purchase of non-controlling interests		0	0	0	–28
Dividends paid	(21)	–1,396	–1,013	–1,310	–713
Purchase of treasury shares	(21)	0	0	–53	–246
Proceeds from reissuance of treasury shares		68	49	90	251
Proceeds from issuing shares (share-based payments)		0	0	15	46
Proceeds from borrowings		1,378	1,000	5,778	519
Repayments of borrowings		–2,239	–1,625	–4,714	–1,005
Net cash flows from financing activities		–2,189	–1,589	–194	–1,176
Effect of foreign currency exchange rates on cash and cash equivalents		–263	–191	–152	74
Net decrease/increase in cash and cash equivalents		373	271	–2,488	1,447
Cash and cash equivalents at the beginning of the period	(21)	3,413	2,477	4,965	3,518
Cash and cash equivalents at the end of the period	(21)	3,786	2,748	2,477	4,965

(1)

The 2013 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.3779 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2013.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP AG AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	General Information about Consolidated Financial Statements

The accompanying Consolidated Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS). The designation “IFRS” includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the IFRS Interpretations Committee (IFRIC).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2013. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2013, 2012, and 2011, that were effective but not yet endorsed. Therefore our Consolidated Financial Statements comply with both IFRS as issued by the IASB and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 20, 2014, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2)	Scope of Consolidation

The Consolidated Financial Statements include SAP AG and all subsidiaries of SAP AG.

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2011	23	176	199
Additions	4	92	96
Disposals	–5	–23	–28
December 31, 2012	22	245	267
Additions	1	24	25
Disposals	–1	–19	–20
December 31, 2013	22	250	272

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to sales, mergers and liquidations of legal entities.

In August 2013, we acquired hybris AG, which may affect comparability of our 2013 Consolidated Financial Statements with our 2012 and 2011 Consolidated Financial Statements. For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4).

(3)	Summary of Significant Accounting Policies

(3a)	Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments, available-for-sale financial assets, and liabilities for cash-settled share-based payments are measured at fair value.

•	Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates.

•	Post-employment benefits are measured according to IAS 19 (Employee Benefits) as described in Note (18a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases is disclosed in the Notes specific to that asset or liability.

(3b)	Relevant Accounting Policies

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method as at the closing date, which is the date on which we obtain control of the acquiree. The consideration transferred in an acquisition is measured at the fair value of the assets transferred and liabilities incurred at the date of transfer of control. Settlements of pre-existing relationships are not included in the consideration transferred. Such amounts are recognized in profit and loss. Identifiable assets acquired and liabilities assumed in a business combination (including contingent consideration) are measured at their acquisition date fair values. Changes in contingent consideration classified as a liability at the acquisition date are recognized in profit and loss unless they related to facts that existed at the measurement date that we become aware of during the measurement period. We decide on a transaction-by-transaction basis whether to measure the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are accounted as expense in the periods in which the costs are incurred and the services are received, with the expense being classified as general and administration expense.

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

On initial recognition, foreign currency transactions are recorded in the respective functional currencies of Group entities by applying to the foreign currency amount the exchange rate at the date of the transaction. Monetary assets and liabilities that are denominated in foreign currencies are remeasured at the period-end closing rate. Resulting exchange differences are recognized, in the period in which they arise, in other non-operating expense.

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

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

		Closing Rate as at December 31		Annual Average Exchange Rate
Equivalent to €1		2013	2012	2013	2012	2011
U.S. dollar	USD	1.3791	1.3194	1.3301	1.2862	1.3863
Pound sterling	GBP	0.8337	0.8161	0.8482	0.8104	0.8656
Japanese yen	JPY	144.72	113.61	130.21	103.05	110.17
Swiss franc	CHF	1.2276	1.2072	1.2302	1.2055	1.2299
Canadian dollar	CAD	1.4671	1.3137	1.3710	1.2843	1.3739
Australian dollar	AUD	1.5423	1.2712	1.3944	1.2419	1.3436

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

If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If collectability becomes not probable before all revenue from an arrangement is recognized, we recognize revenue only to the extent of the fees that are successfully collected unless collectability becomes probable again. If a customer is specifically identified as a bad debtor, we stop recognizing revenue from the customer except to the extent of the fees that have already been collected.

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as support, cloud subscription and support, consulting, or other service revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Software revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises (on-premise software). Revenue from the sale of perpetual licenses of our standard software products is recognized in line with the requirements for selling goods stated in IAS 18 (Revenue) when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. The fee of the sale is recognized net of returns and allowances, trade discounts, and volume rebates.

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

On-premise software subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to product support during the on-premise software subscription term. Customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Revenue from on-premise software subscription contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

On-premise software rental contracts also combine software and support service elements. Under such contracts the customer is provided with current software products and product support, but not with the right to receive unspecified future software products. Customers pay a periodic fee over the rental term. We recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from rental contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

Support revenue represents fees earned from providing customers with unspecified future software updates, upgrades, and enhancements, and technical product support services for on-premise software products. We recognize support revenue based on our performance under the support arrangements. Under our major support services our performance obligation is to stand ready to provide technical product support and to provide unspecified updates and enhancements on a when-and-if-available basis. For these support services we recognize revenue ratably over the term of the support arrangement. We do not sell separately technical product support or unspecified software upgrades, updates, and enhancements. Accordingly, we do not distinguish within software and software-related service revenue or within cost of software and software-related services the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

Revenue from cloud subscriptions and support represents fees earned from providing customers with:

•

The right to use software in a cloud-based-infrastructure (hosting) provided by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to run it on the customer’s own IT infrastructure or by a third party hosting provider without significant penalty, or

•	Additional premium support beyond the standard support which is included in SAP’s basic cloud subscription fees, or

•

Hosting services and related application management services for software hosted by SAP, where the customer has the right to terminate the hosting contract and take possession of the software without significant penalty.

Cloud subscription and support revenue is recognized as the services are performed. Where a fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur.

Revenue from consulting primarily represents fees earned from providing customers with consulting services which primarily relate to the installation and configuration of our software products and cloud offerings. Usually, our consulting contracts do not involve significant production, modification, or customization of software and the related revenue is recognized as the services are provided using the percentage-of-completion method of accounting as outlined above.

Revenue from other services represents fees earned from providing customers with training services, application management services for software not hosted by SAP, messaging services, SAP marketing events, and referral services.

•

Training services provide educational services to customers and partners regarding the use of our software products. We recognize training revenue and application management services as the services are rendered.

•

Messaging services primarily comprise the transmission of electronic text messages from one mobile phone provider to another. We recognize revenue from message services based upon the number of messages successfully processed and delivered. Revenue from fixed-price messaging arrangements is recognized ratably over the contractual term of the arrangement.

•	Revenue from marketing events hosted by SAP, for which SAP sells tickets to its customers, is recognized when the marketing event is completed.

•	Referral services comprise referring customers to partners. We recognize revenue from referral services upon providing the referral.

The majority of our arrangements contain multiple elements. We account for software, support, cloud subscription, consulting and other service deliverables as separate units of account and allocate revenue based on fair value. Fair value is determined by establishing either company-specific objective evidence, or an estimated stand-alone selling price.

The revenue amounts allocated to the individual elements are recognized when the revenue recognition criteria described above have been met for the respective element.

We generally determine the fair value of each element based on its company-specific objective evidence of fair value, which is the price charged when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately.

We derive the company-specific objective evidence of fair value for our support services from the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The majority of our customers renew their annual support service contracts at these rates.

Where company-specific objective evidence of fair value or third-party evidence of selling price cannot be established for deliverables, we determine the fair value of the respective element by estimating its stand-alone selling price. This is generally the case for our cloud subscription offerings.

Estimated stand-alone selling price (ESP) for our cloud subscription offerings is determined based on the rates agreed with the individual customers to apply if and when the subscription arrangement renews. We determine ESP by considering multiple factors which include, but are not limited to, the following: i) substantive renewal rates contained within an arrangement for cloud subscription deliverables; ii) gross margin objectives and internal costs for services; and iii) pricing practices, market conditions, and competitive landscape.

We apply the residual method of revenue recognition when company-specific objective evidence of fair value or estimated stand-alone selling price exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. This is generally the case in multiple element arrangements involving on-premise software and services related to on-premise software where company-specific objective evidence of fair value or estimated stand-alone selling price exists for all the services in the arrangement (for example, support services, consulting services, cloud subscription services), but does not exist for the on-premise software. Under the residual method, revenue is allocated to all undelivered elements in the amount of their respective fair values and the remaining amount of the arrangement fee is allocated to the delivered element. With this policy we have considered the guidance provided by FASB ASC Subtopic 985-605, Software Revenue Recognition (FASB ASC 985-605), where applicable, as authorized by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8).

In multiple element arrangements where company-specific objective evidence of fair value or an estimated stand-alone selling price exists for all elements, revenue is allocated to the elements based on their relative fair values (relative fair value method).

Our consideration of whether on-premise software, cloud subscriptions, consulting or other services are to be accounted for separately or as one combined element of the arrangement depends on:

•	Whether the arrangement involves significant production, modification, or customization of the software or cloud subscription, and

•	Whether the services are not available from third-party vendors and are therefore deemed essential to the software.

If neither of the above is the case, revenue for the on-premise software or cloud subscription element, and the other elements, are recognized separately. In contrast, if one or both of the above applies, the respective elements of the arrangement are combined and accounted for as a single unit of account, and the portion of the arrangement fee allocated to this single unit of account is recognized using the percentage-of-completion method, as outlined above, or over the cloud subscription term, if applicable, depending on which service term is longer.

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

Cost of Software and Software-Related Services

Cost of software and software-related services includes the cost incurred in producing the goods and providing the services that generate software and software-related service revenue. Consequently, this line item includes primarily employee expenses relating to these services, amortization of acquired intangibles, fees for third-party licenses, shipping and ramp-up cost.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss, unless related to items recognized in other comprehensive income or directly in equity, in the period of (substantive) enactment.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized.

We have aligned the presentation of prior period comparative amounts for tax assets and tax liabilities with the current period presentation by offsetting certain current tax assets against certain current tax liabilities and certain deferred tax assets against certain deferred tax liabilities which were not offset previously. The impact of this offsetting on the comparative amounts was to decrease both, current tax assets and current tax liabilities as of December 31, 2012, by €70 million and to decrease both, deferred tax assets and deferred tax liabilities as of December 31, 2012, by €353 million. Management concluded that these adjustments were immaterial to the consolidated financial statements.

Share-Based Payments

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The fair values of both equity-settled and cash-settled awards are initially measured at grant date using an option-pricing model.

The fair value of equity-settled awards is not subsequently remeasured. The grant date fair value of equity-settled awards is recognized as personnel expense in profit or loss over the period in which the employees become unconditionally entitled to the rights, with a corresponding increase in share premium. The amount recognized as an expense is adjusted to reflect the actual number of equity-settled awards that ultimately vest. We grant our employees discounts on certain share-based payments. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

For the share-based payments that are settled by paying cash rather than by issuing equity instruments, a provision is recorded for the rights granted reflecting the vested portion of the fair value of the rights at the end of each reporting period. Personnel expense is recognized over the period the beneficiaries are expected to perform the related service (vesting period), with a corresponding increase in provisions. Cash-settled awards are remeasured to fair value at the end of each reporting date until the award is settled. Any changes in the fair value of the provision are recognized as personnel expense in profit or loss. The amount of unrecognized compensation expense is dependent on the future price of our ordinary shares which we cannot reasonably predict.

Where we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as personnel expense in profit or loss. The fair values for hedged programs are based on market data reflecting current market expectations.

For more information about our share-based payments, see Note (27).

Other Components of Equity

Other components of equity include:

•

Exchange differences arising from the translation of the financial statements of our foreign operations as well as the exchange differences from intercompany long-term monetary items for which settlement is neither planned nor likely to occur in the foreseeable future

•	Unrealized gains and losses on available-for-sale financial assets

•	Gains and losses on cash-flow hedges comprising the net change in fair value of the effective portion of the respective cash-flow hedges that have not yet impacted profit or loss

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

These assets are recognized and measured in accordance with IAS 39 (Financial Instruments: Recognition and Measurement). Accordingly, financial assets are recognized in the Consolidated Statements of Financial Position if we have a contractual right to receive cash or other financial assets from another entity. Regular way purchases or sales of financial assets are recorded at the trade date. Financial assets are initially recognized at fair value plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs. Interest-free or below-market-rate loans and receivables are initially measured at the present value of the expected future cash flows. The subsequent measurement depends on the classification of our financial assets to the following categories according to IAS 39:

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

•

Financial assets at fair value through profit or loss: Financial assets at fair value through profit or loss comprise only those financial assets that are held for trading, as we do not designate financial assets at fair value through profit or loss on initial recognition. This category solely contains embedded and freestanding derivatives with positive fair values. Except where hedge accounting is applied, all changes in the fair value of financial assets in this category are immediately recognized in profit or loss. For more information about derivatives, see the Derivatives section.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment losses in the amount of the difference between an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in financial income, net. For available-for-sale financial assets such impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote. Impairment losses are reversed if the reason for the original impairment loss no longer exists. No such reversals are made for available-for-sale equity investments.

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

Derivatives Without Designated Hedge Relationship

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. For the hedging of currency risks inherent in foreign currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, as the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

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

Derivatives with Designated Hedge Relationship

We designate derivatives in respect of foreign currency risk or interest rate risk as cash flow or fair value hedges in a hedging relationship that qualifies for hedge accounting under IAS 39 and carry them at their fair value. At inception, we designate and document the hedge relationship, including the nature of the risk, the identification of the hedged item, the hedging instrument, and how we will assess the hedge effectiveness. Furthermore, at inception and on an ongoing basis we measure and document whether the derivatives are highly effective in offsetting the changes in the fair values or cash flows of the hedged item attributable to the hedged risk. The accounting for changes in fair value of the hedging instrument depends on the type of the hedge and the effectiveness of the hedging relationship. For more information about our hedges, see Note (25).

a)	Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions and interest rate risk on variable rate financial liabilities.

The effective portion of changes in the fair value of the derivative instrument determined to be an effective hedge is recognized in other comprehensive income and presented within other components of equity from cash flow hedges. With regard to foreign currency risk, this relates to the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges, while gains and losses on the interest element and on those time values excluded from the hedging relationship as well as the ineffective portion of gains or losses are recognized in profit or loss. We subsequently reclassify the effective portion of gains or losses from other comprehensive income to profit or loss when the hedged transaction affects profit or loss.

If the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognized in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in other comprehensive income at that time is immediately transferred to profit or loss.

b)	Fair Value Hedge

We apply fair value hedge accounting for hedging certain of our fixed rate financial liabilities.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (basis adjustment). The change in the fair value of the derivatives and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the basis adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized over the period to maturity.

Valuation and Testing of Effectiveness

The effectiveness of the hedging relationship is tested prospectively and retrospectively. Prospectively, we apply the critical terms match for our foreign currency hedges as currencies, maturities, and the amounts are identical for the forecasted transactions and the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, we also apply the critical terms match as the notional amounts, currencies, maturities, basis of the variable legs or fixed legs, respectively, reset dates, and the dates of the interest and principal payments are identical for the debt instrument and the corresponding interest rate swaps. Therefore, over the life of the hedging instrument, the changes in the designated components of the hedging instrument will offset the impact of fluctuations of the underlying hedged items.

The method of retrospectively testing effectiveness depends on the type of the hedge as described further below:

a)	Cash Flow Hedge

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

b)	Fair Value Hedge

Retrospectively, effectiveness is tested using statistical methods in the form of a regression analysis by which the validity and extent of the relationship between the change in value of the hedged items as the independent and the fair value change of the derivatives as the dependent variable is determined. The hedge is deemed highly effective if the determination coefficient between the hedged items and the hedging instruments exceeds 0.8 and the slope coefficient lies within a range of –0.8 to –1.25.

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

All our purchased intangible assets other than goodwill have finite useful lives. They are initially measured at acquisition cost and subsequently amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 16 years.

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

Impairment of Goodwill and Non-Current Assets

We test goodwill for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of a cash-generating unit to which goodwill has been allocated is less than its carrying value.

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segments since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the operating segments that are expected to benefit from the synergies of the combination. If the carrying amount of the operating segment to which the goodwill is allocated exceeds the recoverable amount, an impairment loss on goodwill allocated to this operating segment is recognized. The recoverable amount is the higher of the operating segment’s fair value less costs of disposal and its value in use. Fair value less costs of disposal is the price that would be received to sell an asset or cash generating unit or paid to transfer a liability in an orderly transaction between market participants at the measurement date, less the cost of disposal. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Impairment losses on goodwill are not reversed in future periods.

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

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset or its CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are presented in other operating income, net in profit or loss.

Contingent Assets

We carry insurance policies to, among other things, offset the expenses associated with defending against litigation matters as well as other risks. We recognize the respective reimbursements in profit or loss when it is virtually certain that the reimbursement will be received and retained by us.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities.

Financial liabilities are recognized and measured in accordance with IAS 39. Accordingly, they are recognized in the Consolidated Financial Statements if we have a contractual obligation to transfer cash or another financial asset to another party. Financial liabilities are initially recognized at fair value. In the case of financial liabilities not measured at fair value through profit or loss, the initial measurement includes directly attributable transaction costs. If material, financial liabilities are discounted to present value based on prevailing market rates adjusted for credit risk, with the discount being recognized over time as interest expense. The subsequent measurement depends on the allocation of financial liabilities to the following categories according to IAS 39:

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

•	Financial liabilities at amortized cost include all non-derivative financial liabilities which are measured at amortized cost using the effective interest method.

Expenses and gains/losses on financial liabilities consist of interest expense, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.

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

Post-Employment Benefits

We measure our pension-benefit liabilities and other post-employment benefits based on actuarial computations using the projected-unit-credit method in accordance with IAS 19. The assumptions used to calculate pension liabilities and costs are disclosed in Note (18a). As a result of the actuarial calculation for each plan, we recognize an asset or liability for the overfunded or underfunded status of the respective defined benefit plan. We classify a portion of the liability as current (determined on a plan-by-plan basis) if the amount by which the actuarial present value of benefits included in the benefit obligation payable within the next 12 months exceeds the fair value of plan assets. Remeasurements of the defined benefit obligation (DBO) or plan assets resulting from demographic and financial data different than originally assumed and from changes in assumptions can result in actuarial gains and losses. We recognize all such remeasurements immediately in retained earnings through other comprehensive income. They will not be reclassified to profit or loss in subsequent periods. Net interest expense and other expenses related to defined benefit plans are recognized in employee expenses.

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

Deferred Income

Deferred income is recognized as software revenue, support revenue, cloud subscription and support revenue, consulting revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met, for example, when the related services are performed or when the discounts are used.

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

Revenue Recognition

As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before persuasive evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue can be measured reliably, and collection of the related receivable is probable. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.

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

Under an arrangement including on-premise software, or a cloud subscription, and other deliverables, we do not account for the on-premise software, or cloud subscription, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the on-premise software, or cloud subscription. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

We also do not account separately for different deliverables under an arrangement if we have no basis for allocating the overall arrangement fee to the different elements of the arrangement. However, we believe that such allocation basis exists if we can either demonstrate for each undelivered element of the arrangement a company-specific fair value, or, where such company-specific fair value cannot be established, if we can reasonably estimate stand-alone selling prices, as further defined in the Revenue Recognition section of Note (3b). Judgment is required in the determination of an appropriate fair value measurement which may impact the timing and amount of revenue recognized depending on the following:

•	Whether an appropriate measurement of fair value can be demonstrated for undelivered elements.

•	The approaches used to establish fair value.

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Revenue from consulting, other services, and customer-specific on-premise software development projects is determined by applying the percentage-of-completion method. The percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized and expenses reported. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

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

Accounting for Share-Based Payments

We use certain assumptions in estimating the fair values for our share-based payments, including expected future share price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, the final payout for these plans also depends on our share price at the respective exercise dates. All these assumptions may significantly impact the fair value determination and thus the amount and timing of our share-based payment expense. Furthermore, the fair values of the options granted under our 2009 Plan (SOP PP) are dependent on our performance against the Technology Peer Group Index (TechPGI) since the respective grant date, the volatility and the expected correlation between the market price of this index, and our share price.

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of SAP’s shares will be the most relevant factor. The fair values of the Restricted Share Units (RSUs’) granted under our Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI) 2015 depend on SAP’s share price directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year of the respective performance period under the EPP (three-year holding period under the LTI 2015), and thus may be significantly above or below the budgeted amounts. With respect to our plan granted in 2009 (SOP PP), we believe that future payout will be significantly impacted not only by our share price but also by the requirement to outperform the TechPGI. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout. For more information about these plans, see Note (27).

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

We recognized no impairment losses on our goodwill and no significant impairment losses on our intangible assets during 2013. Although we do not currently have an indication of any significant impairment, there can be no assurance that impairment losses will not occur in the future. For more information, see Note (15).

Accounting for Legal Contingencies

As described in Note (23), we are currently involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

•	Determining whether an obligation exists
•	Determining the probability of outflow of economic benefits

•	Determining whether the amount of an obligation is reliably estimable

•	Estimating the amount of the expenditure required to settle the present obligation

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

(3d)	New Accounting Standards Adopted in the Current Period

The following new accounting standards and amendments to standards have been adopted in fiscal year 2013:

•

Amendments to IFRS 7 (Financial Instruments: Disclosures) – Offsetting financial assets and financial liabilities, which require entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure. The amendments did not result in an impact on the Company’s Consolidated Financial Statements.

•

IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), and IFRS 12 (Disclosure of Interests in Other Entities) including amendments to the transition guidance for IFRS 10-12 issued in June 2012, which provide a single consolidation model that identifies control as the basis for consolidation for all types of entities, establish principles for the financial reporting by parties to a joint arrangement, and combine, enhance and replace the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities. The adoption of this new set of standards (we adopted the new standards earlier than required by the European Union) did not result in a change in the financial position of the Group. However, additional qualitative and quantitative disclosure has been added, for example, with respect to consolidated structured entities.

•

IFRS 13 (Fair Value Measurement), which defines fair value, sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurements. The adoption of the standard has resulted in additional disclosures, for example, relating to risks associated with financial instruments and to the valuation techniques used for the valuation of the financial instruments.

•

Amendments to IAS 1 (Presentation of Financial Statements), which aim to improve and align the presentation of items of other comprehensive income in financial statements prepared in accordance with IFRS and U.S. GAAP. Since SAP had already made appropriate changes in the Consolidated Statements of Comprehensive Income in prior years, the adoption of the standard did not result in any changes to the Consolidated Financial Statements.

•

Amendments to IAS 19, which aim to improve the understanding of how defined benefit plans affect an entity’s financial position, financial performance, and cash flows. The retrospective application of the revised IAS 19 in accordance with the transitional provisions set out in IAS 19.173 (as revised in 2011) resulted in the netting of items in the Consolidated Statements of Financial Position (mandatory netting of plan assets with time credits and semiretirement obligations now classified as other long-term employee benefits), reclassifications of certain employee benefit liabilities from short-term benefits to long-term benefits and consequential remeasurement of these liabilities. These changes, which are immaterial both individually and in the aggregate, resulted in amounts of adjustments for the following balance sheet line items as of December 31, 2012: decrease of non-current other financial assets by €124 million, increase of deferred tax assets by €18 million (thus reducing total assets by €106 million), increase of current other non-financial liabilities by €68 million, decrease of current and non-current other provisions by €93 million and €45 million respectively, increase of deferred tax liabilities by €3 million (thus reducing total liabilities by €67 million) and a reduction of retained earnings by €39 million. The impacts on our income statements were inconsequential in all periods presented. The standard also resulted in additional disclosures (for example, a sensitivity analysis for changes in defined benefit obligations, additional components considered in actuarial assumptions, etc.), for more information see Note (18a).

•

Amendments to IAS 36 (Impairment of Assets), which aim to remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36 and expand the disclosures on recoverable amounts of assets or cash-generating units when they are based on fair value less costs of disposals. SAP has early-adopted these new amendments to IAS 36.

(3e)	New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•

IFRS 9 (Financial Instruments) and subsequent amendments to IFRS 7 and IFRS 9, which will be applicable in fiscal year 2017 at the earliest (the final mandatory effective date is expected to be determined after the final guidance has been issued). The new guidance is expected to impact the classification and measurement of financial assets. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

Amendments to IAS 32 (Financial Instruments: Presentation) – Offsetting financial assets and financial liabilities, which become mandatory for the Group’s 2014 Consolidated Financial Statements, aim to eliminate inconsistencies when applying the offsetting criteria and include some clarifications. The amendments will not have a material impact on our Consolidated Financial Statements.

(4)	Business Combinations

In 2013, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Ticket-Web GmbH & Co. KG, Wildau, Germany	Solution provider of ticketing & customer relationship management	Asset Deal	NA	March 4, 2013

KMS Software Company LLC., Los Angeles, California, USA	Provider of employee onboarding solutions	Asset Deal	NA	April 1, 2013

Camilion Solutions, Inc., Toronto, Canada	Solutions for the insurance industry	Share Deal	100%	April 2, 2013

SmartOps Corporation, Pittsburgh, Pennsylvania, USA	Provider of inventory and service-level optimization software solutions	Share Deal	100%	April 12, 2013

hybris AG, Rotkreuz, Switzerland	Provider of independent commerce technology (B2B and B2C)	Share Deal	100%	August 1, 2013

KXEN Inc., San Francisco, California, USA	Provider of predictive analytics technology for line of business users and analysts	Share Deal	100%	October 1, 2013

We acquire businesses in specific areas of strategic interest to us.

Acquisition of hybris

On August 1, 2013, following satisfaction of applicable regulatory and other approvals, we acquired 100% of the shares of hybris AG.

hybris is a recognized leader in independent commerce technology (B2B and B2C). We expect this acquisition to combine hybris’s omnichannel commerce solution with SAP’s enterprise technology and in-memory, cloud, and mobile innovations and help facilitate new levels of customer insight and engagement.

Financial Impact of Our Acquisitions as of the Acquisition Date

The following table summarizes the values of identifiable assets acquired and liabilities assumed, as of the acquisition date.

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

€ millions	Total	Thereof hybris
Cash and cash equivalents	16	10
Other financial assets	1	1
Trade and other receivables	40	30
Other non-financial assets	5	4
Property, plant, and equipment	8	7
Intangible assets	376	332
Thereof acquired technology	192	167
Thereof customer relationship and other intangibles	182	164
Customer relationship	156	144
Trade name	11	10
Other intangible assets	15	10
Thereof software and database licenses	2	1
Current and deferred tax assets	21	13
Total identifiable assets	467	397
Trade accounts payable	13	10
Loans and borrowings	25	24
Current and deferred tax liabilities	83	67
Provisions and other non-financial liabilities	34	30
Thereof legal and litigation related liabilities	1	1
Deferred revenue	16	14
Total identifiable liabilities	171	145
Total identifiable net assets	296	252
Goodwill	840	780
Total consideration transferred in cash	1,136	1,032

The goodwill arising from the acquisitions consists largely of the synergies and the know-how and technical skills of the acquired businesses’ workforces.

hybris goodwill is attributed to expected synergies from the acquisition particularly sourcing from the customers’ transformations from channel-centric to omnichannel business. By combining hybris commerce solutions with SAP products, we expect to enable our customers – across all devices, delivery channels and touchpoints – to provide new levels of real-time customer interaction and customer engagement.

The initial accounting for the business combinations entered into in 2013 is incomplete because we are still obtaining the information necessary to identify and measure contingent liabilities and tax related assets and liabilities of the acquired businesses. Accordingly, the respective amounts recognized in our financial statements for these items are regarded provisional as of December 31, 2013.

The acquisition-related costs incurred totaled €10 million for our 2013 business combinations,

all of which were recognized in general and administration expense.

Impact of Business Combinations on Our Financial Statements

The amounts of revenue and profit or loss of the hybris business acquired in 2013 since the acquisition date included in the consolidated income statements for the reporting period are as follows:

Impact of hybris on SAP’s Financials

€ millions	Contribution of hybris
Revenue	70
Profit after tax	–11

Had hybris been consolidated as of January 1, 2013, our estimated pro forma revenue for the reporting period would have been €16,865 million, and pro forma profit after tax would have been €3,282 million.

These amounts were calculated after applying the Company’s accounting policies and after adjusting the results for hybris to reflect, for example:

•	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2013

•	The impact of fair value adjustments on deferred revenue on a full-year basis

•	The borrowing costs on the funding levels and debt/equity position of the Company after the business combination
•	Employee benefits

•	Related tax effects

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative of either the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

Prior year acquisitions are described in the Consolidated Financial Statements in the 2012 Annual Report.

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

Revenue from construction-type contracts (contract revenue) is included in software revenue and consulting revenue depending on the type of project. The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 was as follows:

Construction Projects in Progress

€ millions	2013	2012	2011
Revenue recognized in the respective year	194	196	172
Aggregate cost recognized (multi-year)	221	255	229
Recognized result (+ profit/– loss; multi-year)	87	2	14
Advance payments received	1	3	5
Gross amounts due from customers	3	7	20
Gross amounts due to customers	69	15	44
Loss provisions	3	34	27

(6)	Other Operating Income/Expense, Net

Other operating income/expense, net, was as follows:

Other Operating Income/Expense, Net

€ millions	2013	2012	2011
Miscellaneous other operating expenses	–6	–3	–3
Gain/loss on disposals of non-current assets	0	–5	18
Miscellaneous other operating income	19	31	10
Other operating income/expense, net	12	23	25

(7)	Employee Benefits Expense and Headcount

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	2013	2012	2011
Salaries	5,997	5,726	4,938
Social security expense	857	777	642
Pension expense	212	190	168
Share-based payment expense	327	522	68
Termination benefits	39	65	65
Employee-related restructuring expense	57	6	0
Employee benefits expense	7,489	7,286	5,880

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (18a). Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2013, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

	December 31, 2013				December 31, 2012				December 31, 2011
Full-time equivalents	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	4,859	2,861	3,541	11,261	4,559	2,628	3,364	10,551	4,068	2,079	2,816	8,963
Professional services and other services	7,177	4,406	3,047	14,629	7,020	4,399	2,840	14,259	6,808	3,963	2,497	13,268
Research and development	8,806	3,630	5,367	17,804	8,952	3,672	5,388	18,012	8,713	3,028	4,120	15,861
Sales and marketing	6,346	6,437	3,041	15,824	5,697	6,220	2,982	14,899	4,856	4,581	2,343	11,780
General and administration	2,424	1,445	697	4,566	2,243	1,383	660	4,286	2,073	1,120	542	3,735
Infrastructure	1,380	790	318	2,488	1,286	821	308	2,415	1,182	702	274	2,158
SAP Group (December 31)	30,993	19,568	16,011	66,572	29,757	19,123	15,542	64,422	27,700	15,473	12,592	55,765
Thereof acquisitions	511	571	29	1,111	791	2,987	1,038	4,816	264	49	90	403
SAP Group (months’ end average)	30,238	19,418	15,752	65,409	29,009	17,619	14,506	61,134	27,296	15,010	12,040	54,346

1)	Europe, Middle East, Africa

Allocation of Share-Based Payment Expense

The allocation of expense for share-based payments, net of the effects from hedging these instruments, to the various operating expense items is as follows:

Share-Based Payments

€ millions	2013	2012	2011
Cost of software and software-related services	40	42	5
Cost of professional services and other services	61	104	11
Research and development	90	125	16
Sales and marketing	96	123	15
General and administration	40	127	21

Share-based payments	327	522	68
Thereof cash-settled share-based payments	240	450	33
Thereof equity-settled share-based payments	87	72	35

For more information about our share-based payments, see Note (27).

(8)	Other Non-Operating Income/Expense, Net

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions	2013	2012	2011
Foreign currency exchange gain/loss, net	4	–154	–58
Thereof from financial assets/liabilities at fair value through profit or loss	–75	–102	44
Thereof from available for sale financial assets	0	–2	0
Thereof from loans and receivables	184	–32	–177
Thereof from financial liabilities at amortized cost	–105	–20	79
Thereof from non-financial assets/liabilities	0	2	–4
Miscellaneous other non-operating income	1	4	2
Miscellaneous other non-operating expense	–22	–23	–19
Other non-operating income/expense, net	–17	–173	–75

(9)	Financial Income, Net

Financial Income, net was as follows:

Financial Income, Net

€ millions	2013	2012	2011
Finance income
Interest income from
available-for-sale financial assets (debt)	0	1	2
loans and receivables	37	45	58
derivatives	32	27	37
Gains on
available-for-sale financial assets (debt)	0	0	1
available-for-sale financial assets (equity)	46	30	12
Share of result of associates	0	0	9
Finance income	115	103	119
Finance cost
Interest expense from
financial liabilities at amortized cost	–131	–130	–123
derivatives	–23	–28	–37
TomorrowNow litigation	0	–1	8
Losses on
available-for-sale financial assets (equity)	–2	–1	0
Impairment losses from
available-for-sale financial assets (equity)	–11	–7	–2
Fee expenses	–14	–8	–7
Finance cost	–181	–175	–161
Financial income, net	–66	–72	–42

(10)	Income Tax

Income tax expense for the years ended December 31 is attributable to the following regions:

Tax Expense According to Region

€ millions	2013	2012	2011
Current tax expense
Germany	836	700	635
Foreign	326	506	521
Total current tax expense	1,162	1,206	1,156
Deferred tax expense/income
Germany	51	–11	–14
Foreign	–142	–202	189
Total deferred tax expense/income	–91	–213	175
Total income tax expense	1,071	993	1,331

Income tax expense for the years ended December 31 comprised the following components:

Major Components of Tax Expense

€ millions	2013	2012	2011
Current tax expense/income
Tax expense for current year	1,249	1,173	1,152
Taxes for prior years	–87	33	4
Total current tax expense	1,162	1,206	1,156
Deferred tax expense/income
Origination and reversal of temporary differences	–168	–266	164
Unused tax losses, research and development tax credits and foreign tax credits	77	53	11
Total deferred tax expense/income	–91	–213	175
Total income tax expense	1,071	993	1,331

Profit before tax for the years ended December 31 consisted of the following:

Profit Before Tax

€ millions	2013	2012	2011
Germany	3,126	2,460	2,316
Foreign	1,270	1,336	2,451
Total	4,396	3,796	4,767

The following table reconciles the expected income tax expense computed by applying our combined German tax rate of 26.41% (2012: 26.47%; 2011: 26.34%) to the actual income tax expense. Our 2013 combined German tax rate includes a corporate income tax rate of 15.00% (2012: 15.00%; 2011: 15.00%), plus a solidarity surcharge of 5.5% (2012: 5.5%; 2011: 5.5%) thereon, and trade taxes of 10.58% (2012: 10.64%; 2011: 10.51%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2013	2012	2011
Profit before tax	4,396	3,796	4,767
Tax expense at applicable tax rate of 26.41% (2012: 26.47%; 2011: 26.34%)	1,161	1,005	1,256
Tax effect of:
Foreign tax rates	–116	–114	79
Non-deductible expenses	158	111	89
Tax exempt income	–146	–169	–149
Withholding taxes	87	71	93
Research and development and foreign tax credits	–41	–29	–33
Prior-year taxes	–113	15	–25
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	60	31	0
Other	21	72	21
Total income tax expense	1,071	993	1,331
Effective tax rate (in %)	24.4	26.2	27.9

€105 million of the prior-year tax income recognized in the current reporting period relate to assets acquired or liabilities assumed in business combinations of previous reporting periods.

Deferred tax assets and liabilities on a gross basis as at December 31 are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions	2013	2012
Deferred tax assets
Intangible assets	87	117
Property, plant, and equipment	18	35
Other financial assets	7	2
Trade and other receivables	38	67
Carryforwards of unused tax losses	521	641
Pension provisions	78	76
Share-based payments	105	122
Other provisions and obligations	305	305
Deferred income	48	46
Research and development and foreign tax credits	65	37
Other	121	120
Deferred tax assets	1,393	1,568
Deferred tax liabilities
Intangible assets	696	844
Property, plant, and equipment	52	55
Other financial assets	367	382
Trade and other receivables	26	23
Pension provisions	6	4
Share-based payments	1	2
Other provisions and obligations	21	17
Deferred income	6	20
Other	39	36
Deferred tax liabilities	1,214	1,383
Deferred tax assets/liabilities, net	179	185

We retrospectively adjusted the provisional amounts recognized for deferred tax assets and liabilities related to the 2012 Ariba business combination by a corresponding decrease in goodwill in the amount of €82 million. The adjustment reflects new information obtained about facts and circumstances as of the acquisition date, mainly about the utilization of carryforwards of unused tax losses.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31:

Items Not Resulting in a Deferred Tax Asset

€ millions	2013	2012	2011
Unused tax losses
Not expiring	68	49	38
Expiring in the following year	43	6	10
Expiring after the following year	525	517	93
Total unused tax losses	636	572	141
Deductible temporary differences	178	202	30
Unused research and development and foreign tax credits
Not expiring	25	32	17
Expiring in the following year	1	0	0
Expiring after the following year	1	36	3
Total unused tax credits	27	68	20

€421 million (2012: €367 million; 2011: €34 million) of the unused tax losses relate to U.S. state tax loss carryforwards. As described above, prior-year numbers for unused tax losses related to the 2012 Ariba business combination were adjusted, resulting in a decrease in the amount of €743 million.

We have not recognized a deferred tax liability on approximately €7.07 billion (2012: €5.84 billion)

for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €1.00 per share for the year ended December 31, 2013, will not have any effects on the income tax of SAP AG.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31 consists of the following:

Total Income Tax

€ millions	2013	2012	2011
Income tax recorded in profit	1,071	993	1,331
Income tax recorded in share premium	–5	–4	–10
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Actuarial gains/losses on defined benefit pension plans	3	–4	–5
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Gains/losses on cash flow hedges	0	17	–1
Currency effects	8	3	–6
Total	1,077	1,005	1,309

The income tax recorded in share premium relates to our equity-settled share-based payment.

We are subject to ongoing tax audits by domestic and foreign tax authorities. As a result of the tax audit of SAP AG and its German subsidiaries for the years 2003 through 2006, we are in dispute with the German tax authorities in respect of intercompany financing matters. We strongly disagree with the tax authorities’ position and intend to vigorously contest it. Currently, we expect that we will need to initiate litigation to prevail. We have not recorded a provision for this matter as we believe that the tax authorities’ claim has no merit and that no adjustment is warranted. If, contrary to our view, the German tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expense) for the tax audit period 2003 through 2006 and for the following years 2007 through 2013 of approximately €168 million in total.

(11)	Earnings per Share

Restricted shares (the bonus shares in the Share Matching Plan discussed in Note (27) below) granted to employees under our share-based payments are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated	2013	2012	2011
Profit attributable to equity holders of SAP AG	3,326	2,803	3,435
Issued ordinary shares	1,229	1,229	1,227
Effect of treasury shares	–35	–37	–38
Weighted average shares outstanding, basic1)	1,193	1,192	1,189
Dilutive effect of share-based payments1)	2	1	1
Weighted average shares outstanding, diluted1)	1,195	1,193	1,190
Earnings per share, basic, attributable to equity holders of SAP AG (in €)	2.79	2.35	2.89
Earnings per share, diluted, attributable to equity holders of SAP AG (in €)	2.78	2.35	2.89

(1)	Number of shares in millions

(12)	Other Financial Assets

Other financial assets as at December 31 were as follows:

Other Financial Assets

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	90	243	333	35	208	243
Debt investments	38	0	38	15	14	29
Equity investments	0	322	322	0	201	201
Available-for-sale financial assets	38	322	360	15	215	230
Derivatives	123	6	129	104	40	144
Investments in associates	0	36	36	0	46	46
Total	251	607	858	154	509	663

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in pension assets for which the corresponding liability is included in employee-related obligations (see Note (18b)), other receivables, and loans to employees and third parties. The majority of our loans and other financial receivables are concentrated in the United States.

As at December 31, 2013, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (24).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of financial and non-financial corporations and municipalities and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions	2013	2012
Euros	51	36
U.S. dollars	305	185
Other	4	9
Total	360	230

For more information on fair value measurement with regard to our equity investments, see Note (26).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (25).

(13)	Trade and Other Receivables

Trade and other receivables were as follows:

Trade and Other Receivables

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	3,802	14	3,816	3,837	0	3,837
Other receivables	63	84	147	80	88	168
Total	3,865	98	3,963	3,917	88	4,005

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions	2013	2012
Gross carrying amount	3,954	3,943
Sales allowances charged to revenue	–96	–73
Allowance for doubtful accounts charged to expense	–42	–33
Carrying amount trade receivables, net	3,816	3,837

The changes in the allowance for doubtful accounts charged to expense were immaterial in all periods presented.

Concentrations of credit risks are limited due to our large customer base and its distribution across many different industries and countries worldwide.

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions	2013	2012
Not past due and not individually impaired	3,055	3,068
Past due but not individually impaired
Past due 1-30 days	330	368
Past due 31-120 days	258	246
Past due 121-365 days	120	90
Past due over 365 days	13	14
Total past due but not individually impaired	721	718
Individually impaired, net of allowances	40	51
Carrying amount of trade receivables, net	3,816	3,837

We believe that the recorded sales and bad debt allowances adequately provide for the credit risk inherent in trade receivables.

For more information about financial risk and how we manage it, see Notes (24) and (25).

(14)	Other Non-Financial Assets

Other Non-Financial Assets

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	179	57	236	149	68	217
Other tax assets	92	0	92	74	0	74
Capitalized contract cost	55	50	105	56	0	56
Advance payments	17	0	17	11	0	11
Miscellaneous other assets	3	0	3	4	0	4
Total	346	107	453	294	68	362

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties that will be recognized as an expense in future periods.

(15)	Goodwill and Intangible Assets

Goodwill and Intangible Assets

€ millions	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2012	8,808	489	1,267	1,930	12,494
Foreign currency exchange differences	–77	–2	–3	–27	–109
Additions from business combinations	4,557	4	578	1,152	6,291
Other additions	0	60	0	0	60
Retirements/disposals	0	–18	–64	–1	–83

December 31, 2012	13,288	533	1,778	3,054	18,653

Foreign currency exchange differences	–345	–2	–40	–95	–482
Additions from business combinations	840	2	192	182	1,216
Other additions	0	43	0	0	43
Retirements/disposals	0	–18	–1	–105	–124

December 31, 2013	13,783	558	1,929	3,036	19,306

Accumulated amortization
January 1, 2012	97	295	692	675	1,759
Foreign currency exchange differences	–1	–3	–6	–8	–18
Additions amortization	0	57	192	316	565
Retirements/disposals	0	–14	–64	–1	–79
Transfers	0	0	29	–29	0

December 31, 2012	96	335	843	953	2,227

Foreign currency exchange differences	–1	–2	–20	–22	–45
Additions amortization	0	51	249	303	603
Retirements/disposals	0	–17	–1	–105	–123

December 31, 2013	95	367	1,071	1,129	2,662

Carrying value December 31, 2012	13,192	198	935	2,101	16,426

Carrying value December 31, 2013	13,688	191	858	1,907	16,644

The additions other than from business combinations to software and database licenses in 2013 and 2012 were individually acquired from third parties and include cross-license agreements and patents.

We carry the following significant intangible assets:

Significant Intangible Assets

	Carrying Amount in € Millions		Remaining Useful Life in Years
	2013	2012
Business Objects – Customer Relationships: Maintenance	150	181	8-11
Sybase – Acquired Technologies	225	330	1-3
Sybase – Customer Relationships: Maintenance	466	581	9
Sybase – Customer Relationships: Messaging and License	66	109	1-7
SuccessFactors – Acquired Technologies	206	260	6
SuccessFactors – Customer Relationships: Subscription	383	404	13
Ariba – Acquired Technologies	186	238	7
Ariba – Customer Relationships	480	508	12-14
hybris – Acquired Technologies	159	0	7
hybris – Customer Relationships	137	0	4-14
Total significant intangible assets	2,458	2,611

The carrying amount of goodwill has been allocated for impairment testing purposes to the SAP’s operating segments at December 31, 2013, and 2012, as follows:

Goodwill by Operating Segment

€ millions	On-Premise Products	On-Premise Services	Cloud Applications	Ariba	Total
	7,462	1,122	2,167	2,523	13,274
Adjustments	0	0	0	–82	–82
January 1, 2013	7,462	1,122	2,167	2,441	13,192
Additions from business combinations	726	85	27	2	840
Foreign currency exchange differences	–105	–12	–126	–100	–344
December 31, 2013	8,083	1,195	2,067	2,343	13,688

Prior year goodwill amounts have been adjusted by €82 million relating to tax adjustments. For more information, see Note (10).

Goodwill Impairment Testing

The key assumptions on which management based its cash flow projections for the period covered by the underlying business plans are as follows:

Key Assumptions in Cash Flow Projections

Key assumption	Basis for determining values assigned to key assumption
Budgeted revenue growth	Revenue growth rate achieved in the current fiscal year, increased for an expected increase in SAP’s addressable cloud, mobility, and database markets; expected growth in the established categories of applications and analytics. Values assigned reflect our past experience and our expectations regarding an increase in the addressable market.
Budgeted operating margin	Operating margin budgeted for a given budget period equals the operating margin achieved in the current fiscal year, increased for expected efficiency improvements. Values assigned reflect past experience, except for efficiency improvements.
Pre-tax discount rates	Our estimated cash flow projections are discounted to present value by means of the pre-tax discount rates. Pre-tax discount rates are based on the weighted average cost of capital (WACC) approach. The WACC takes into account both debt and equity and reflects specific risks relating to the relevant segment by applying individual beta factors.
Terminal growth rate	Our estimated cash flow projections for periods beyond the business plan were extrapolated using the segment-specific terminal growth rates. These growth rates do not exceed the long-term average growth rates for the markets in which our segments operate.

On-Premise Products and On-Premise Services

The recoverable amounts of the On-Premise Products and On-Premise Services segments have been determined based on value-in-use calculations. The calculations use cash flow projections based on actual operating results and a Company-wide three-year business plan approved by management.

The key assumptions are set out below:

Key Assumptions

	On-Premise Products		On-Premise Services
Percent	2013	2012	2013	2012
Pre-tax discount rates	11.6	11.5	11.7	10.7
Terminal growth rate	3.0	2.9	0.9	2.1

We believe that any reasonably possible change in any of the above key assumptions would not cause the carrying amount of our On-Premise

Product segment or our On-Premise Services segment to exceed their respective recoverable amounts. Even an increase in discount rate of up to five percentage points (pp) or a reduction of estimated cash flows of up to 30% would not result in any additional impairment requirement for our On-Premise Product segment or On-Premise Services segments.

Cloud Applications and Ariba

The recoverable amounts of the Cloud Application and Ariba segments have been determined based upon fair values less costs of disposal. The fair value measurement was categorized as a level 3 fair value based on the inputs used in the valuation technique. The cash flow projections are based on actual operating results and specific estimates covering a 12-year period. The projected results were determined based on management’s estimates and are consistent with the assumptions that a market participant would make. Both segments operate in a relatively immature area with significant growth rates projected for the near future. They therefore require a longer detailed planning period relative to mature segments.

The key assumptions (that a market participant would make) are set out below:

Key Assumptions

	Cloud Applications	Ariba
Percent	2013	2013
Budgeted revenue growth (average of the budgeted period)	14.5	14.5
Pre-tax discount rates	13.6	14.2
Terminal growth rate	3.5	3.5

We are using a target operating margin of 36% and 34%, respectively, for the Cloud Applications segment and the Ariba segment at the end of budgeted period as a key assumption, which is within the range of expectations of market participants (for example, industry analysts).

The recoverable amounts for the Cloud Applications segment and the Ariba segment exceed the carrying amounts by €608 million (2012: €281 million) and €153 million (2012: €0 million) respectively.

In the prior year, for the Cloud Applications segment, a value-in-use calculation was used based on an eight-year business plan with budgeted revenue growth rates in a range of 14% to 51% (with higher growth rates expected in the earlier years). The pre-tax discount rate applied was 13.1% and the terminal growth rate was 3.4%. The recoverable amount for the Ariba segment was estimated using the market approach in the prior year, which represented the best estimate of fair value because of the close proximity of the transaction date to year-end. Given available market data supporting revenue and operating margin growth rates exceeding terminal value growth rates for a period longer than five years, we believe that the most appropriate valuation technique for both segments should be based upon fair value less cost of disposals in the current year.

The following table shows amounts by which the key assumptions would need to change individually for the recoverable amount to be equal to the carrying amount:

Sensitivity to Change in Assumptions

	Cloud Applications		Ariba
	2013		2013
Budgeted revenue growth (average of the budgeted period)	–1.7	pp	–0.5	pp
Pre-tax discount rates	+1.4	pp	+0.4	pp
Terminal growth rate	–2.7	pp	–0.6	pp

The recoverable amount for the Cloud Applications segment would equal the carrying amount if an operating margin of only 27% were achieved from 2022, and the recoverable amount for the Ariba segment would equal the carrying amount if an operating margin of only 31% were achieved from 2024.

(16)	Property, Plant, and Equipment

Property, Plant, and Equipment

€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Historical cost
January 1, 2012	1,360	1,551	7	2,918
Foreign currency exchange differences	–12	–16	–1	–29
Additions from business combinations	13	22	1	36
Other additions	55	397	20	472
Retirements/disposals	–44	–236	–5	–285
Transfers	1	3	–4	0

December 31, 2012	1,373	1,721	18	3,112

Foreign currency exchange differences	–34	–48	–3	–85
Additions from business combinations	1	7	0	8
Other additions	65	430	50	545
Retirements/disposals	–15	–201	–6	–222
Transfers	12	3	–15	0

December 31, 2013	1,402	1,912	44	3,358

Accumulated depreciation
January 1, 2012	460	907	0	1,367
Foreign currency exchange differences	–5	–12	0	–17
Additions depreciation	56	243	0	299
Retirements/disposals	–42	–203	0	–245

December 31, 2012	469	935	0	1,404

Foreign currency exchange differences	–15	–31	0	–46
Additions depreciation	59	289	0	348
Retirements/disposals	–14	–154	0	–168

December 31, 2013	499	1,039	0	1,538

Carrying value

December 31, 2012	904	786	18	1,708

December 31, 2013	903	873	44	1,820

The additions and disposals in other property, plant, and equipment relate primarily to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business.

(17)	Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities

(17a)	Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade payables	640	0	640	684	0	684
Advance payments received	80	0	80	81	0	81
Miscellaneous other liabilities	130	45	175	105	63	168
Trade and other payables	850	45	895	870	63	933

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

(17b)	Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

	2013		2013			2012		2012
	Nominal volume		Carrying amount			Nominal volume		Carrying amount
€ millions	Current	Non- Current	Current	Non- Current	Total	Current	Non- Current	Current	Non- Current	Total
Bonds	500	1,800	500	1,791	2,291	600	2,300	600	2,287	2,887
Private placement transactions	86	1,922	86	1,891	1,977	0	2,094	0	2,088	2,088
Financial Debt	586	3,722	586	3,682	4,268	600	4,394	600	4,375	4,975
Other financial liabilities	NA	NA	162	76	238	NA	NA	202	71	273
Financial liabilities			748	3,758	4,506			802	4,446	5,248

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 2.48% in 2013, 2.87% in 2012, and 2.98% in 2011.

For an analysis of the contractual cash flows of our financial liabilities based on maturity, see Note (24). For information on the risk associated with our financial liabilities, see Note (25). For information on fair values, see Note (26).

Bonds

As at December 31, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in € millions)	Balance on 12/31/2013 (in € millions)	Balance on 12/31/2012 (in € millions)
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.64%	500	500	499
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.58%	500	499	498
Eurobond 4 – 2010	2013	99.857%	2.25% (fix)	2.38%	600	0	600
Eurobond 5 – 2012	2015	99.791%	1.00% (fix)	1.17%	550	547	547
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.27%	750	745	743

Bonds						2,291	2,887

In September 2012, we arranged a debt issuance program with an initial renewable term of 12 months. The program enables us to issue bonds in a number of tranches in different currencies up to a volume of €2.4 billion. In November 2012, we issued bonds under the program as shown in the table above. In September 2013, our debt issuance program was extended by 12 months and the volume was increased to €4 billion, all of which is available for new bond issuances.

All our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Balance on 12/31/2013 (in € millions)	Balance on 12/31/2012 (in € millions)
German promissory note
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€86	86	86
U.S. private placements
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$ 300	216	227
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$ 200	145	151
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$ 600	434	454
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$ 150	108	113
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$ 242.5	175	183
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$ 290	206	219
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$ 444.5	313	336
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$ 323	225	244
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$ 100	69	75

Private placements					1,977	2,088

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Other Financial Liabilities

Our other financial liabilities mainly comprise derivative liabilities and liabilities for accrued interest.

(17c) Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	1,775	112	1,887	1,768	98	1,866
Other taxes	488	0	488	436	0	436
Other non-financial liabilities	2,263	112	2,375	2,204	98	2,302

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals, as well as employee-related social security obligations.

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(18)	Provisions

Provisions as at December 31 were as follows:

Provisions

	2013			2012
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (18a))	2	62	64	3	69	72
Other provisions (see Note (18b))	643	215	858	840	278	1,118
Total	645	277	922	843	347	1,190

(18a)	Pension Plans and Similar Obligations

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

There is also a domestic employee-financed pension plan which SAP funds through the purchase of qualifying insurance policies and where SAP guarantees a minimum return on investment which is equivalent to the return guaranteed by the insurer. Even though the risk that SAP would be liable for a return that cannot be met by the insurance company is very remote, these employee-financed plans do not qualify as defined contribution plans under IFRS and consequently, the pension liabilities and the respective insurance policies are included in domestic plan assets and plan liabilities respectively.

Foreign defined benefit pension plans provide participants with pension benefits that are based on compensation levels, age, and length of service.

The pension plan in Switzerland accounted for €189 million of defined benefit obligation and €194 million of the plan assets. This plan consists of three benefits namely retirement benefits, disability benefits and spouse pension. These obligations are based on salary and age of the employees. Both employer and employee make contributions to the plan. Statutory minimum funding obligations exist.

The following table shows the present value of the nature of the benefits provided by the defined benefit obligations:

Nature of the Benefits

	Domestic Plans	Foreign Plans	Other Post-Employment Plans	Total
€ millions	2013	2013	2013	2013
Present value of defined benefit obligation
Benefits based on final salary
Annuity	14	2	0	16
Lump sum	0	5	25	30
Benefits not based on final salary
Annuity	40	189	1	230
Lump sum	574	35	8	617
Total	628	231	34	893

The following table shows the change in present values of the defined benefit obligations (DBOs) and the fair value of the plan assets with a reconciliation of the funded status to net amounts:

Change in the Present Value of the DBO and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2013	2012	2013	2012	2013	2012	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	597	462	220	453	32	23	850	938
Current service cost	7	–2	15	15	3	3	25	16
Interest expense	19	21	4	8	1	1	24	30
Employee contributions	28	26	5	5	0	0	33	31
Remeasurements loss (+)/gain (–)	–17	94	1	0	–1	6	–17	100
Benefits paid	–5	–5	–4	–3	–1	–2	–10	–10
Acquisitions/divestitures	0	0	1	0	2	1	3	1
Curtailments/settlements	0	0	0	–257	0	0	0	–257
Past service cost	0	0	1	0	0	0	1	0
Foreign currency exchange rate changes	0	0	–12	–1	–2	0	–14	–1
Benefit obligation at year-end	628	597	231	220	34	32	893	850
Thereof fully or partially funded plans	628	597	196	180	20	19	844	796
Thereof unfunded plans	0	0	35	40	14	13	49	54
Change in plan assets
Fair value of plan assets at beginning of year	589	461	181	387	9	6	779	854
Interest income	20	22	4	7	1	1	25	30
Employer contributions	1	1	14	31	4	4	19	36
Employee contributions	28	26	5	5	0	0	33	31
Benefits paid	–5	–5	–4	–3	–1	–1	–10	–9
Acquisitions/divestitures	0	0	1	0	0	0	1	0
Curtailments/settlements	0	0	0	–257	0	0	0	–257
Remeasurements loss (–)/gain (+)	–10	84	5	8	0	0	–5	92
Foreign currency exchange rate changes	0	0	–3	3	–2	0	–5	3
Fair value of plan assets at year-end	623	589	201	181	11	9	835	779
Reconciliation of net defined benefit liability (asset)
Net defined benefit liability (asset) at beginning of year	8	1	39	66	23	17	70	84
Current service cost	7	–2	15	15	3	3	25	16
Interest expense (income)	–1	–1	0	1	0	0	–1	0
Employer contributions	–1	–1	–14	–31	–4	–4	–19	–36
Employee contributions	0	0	0	0	0	0	0	0
Remeasurements loss (+)/gain (–)	–7	10	–4	–8	–1	6	–12	8
Benefits paid	0	0	0	0	0	–1	0	–1
Acquisitions/divestitures	0	0	0	0	2	1	2	1
Past service cost	0	0	1	0	0	0	1	0
Foreign currency exchange rate changes	0	0	–9	–4	0	0	–9	–4

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2013	2012	2013	2012	2013	2012	2013	2012
Net defined benefit liability (asset) at year-end	5	8	30	39	23	23	58	71
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current pension assets	0	0	6	1	0	0	6	1
Accrued benefit liability (current)	0	0	–2	–3	0	0	–2	–3
Accrued benefit liability (non-current)	–5	–8	–34	–37	–23	–23	–62	–69
Total	–5	–8	–30	–39	–23	–23	–58	–71

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions for Defined Benefit Liabilities

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
Percent	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discount rate	3.6	3.3	4.6	2.1	1.9	3.2	5.2	4.8	5.5
Future salary increases	2.5	2.5	2.5	1.7	1.8	0.8	4.7	4.2	3.9
Future pension increases	2.0	2.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee turnover	2.0	2.0	2.0	9.9	9.5	4.2	2.5	2.3	2.3
Inflation	0.0	0.0	0.0	1.3	1.3	0.5	1.1	1.1	1.2

The assumed discount rates are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments.

The sensitivity analysis table shows how the present value of all defined benefit obligations would have been influenced by reasonable possible changes to above actuarial assumptions. The sensitivity analysis table presented below considers change in one actuarial assumption at a time, holding all other actuarial assumptions constant.

Sensitivity Analysis

	Domestic Plans	Foreign Plans	Other Post- Employment Plans	Total
€ millions	2013	2013	2013	2013
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	585	217	32	834
Discount rate was 50 basis points lower	675	246	36	957
Expected rate of future salary increases was 50 basis points higher	628	233	36	897
Expected rate of future salary increases was 50 basis points lower	628	228	32	888
Expected rate of future pension increases was 50 basis points higher	632	236	34	902
Expected rate of future pension increases was 50 basis points lower	625	226	34	885
Expected inflation was 50 basis points higher	628	233	36	897
Expected inflation was 50 basis points lower	628	229	32	889

The components of total expense of defined benefit pension plans for the years 2013, 2012, and 2011 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Current service cost	7	–2	–1	15	15	18	3	3	3	25	16	20
Interest expense	19	21	20	4	8	13	1	1	1	24	30	34
Interest income	–20	–22	–21	–4	–7	–12	–1	–1	0	–25	–30	–33
Past service cost	0	0	0	1	0	–2	0	0	0	1	0	–2
Total expense	6	–3	–2	16	16	17	4	3	4	26	16	19
Actual return on plan assets	10	106	28	9	15	5	1	1	0	20	122	33

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

We have recognized the following amounts as remeasurements for our defined benefit pension plans:

Remeasurements on Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Beginning balance of remeasurements on defined benefit plans (gains (–) and losses (+))	10	0	–4	–12	101	87	5	0	0	3	101	83
Remeasurements on defined benefit obligations:
Actuarial gains (–) and losses (+) arising from change in demographic assumptions	0	0	0	3	0	5	0	0	0	3	0	5
Actuarial gains (–) and losses (+) arising from change in financial assumptions	–28	106	14	–6	5	5	0	0	0	–34	111	19
Actuarial gains (–) and losses (+) arising from experience adjustments	11	–12	–3	6	–5	–9	0	5	0	17	–12	–12
Remeasurements on plan assets:
Actuarial gains (–) and losses (+) arising from experience adjustments	10	–84	–7	–5	–3	12	0	0	0	5	–87	5
Settlement	0	0	0	0	–110	0	0	0	0	0	–110	0
Foreign currency exchange rate changes	0	0	0	–2	0	0	–1	0	0	–3	0	0
Ending balance of remeasurements on defined benefit plans (gains (–) and losses (+))	2	10	0	–17	–12	101	3	5	0	–12	3	101

For the determination of the total expense for the years 2013, 2012, and 2011, the projection of the defined benefit obligation and the fair value of the plan assets as at December 31, 2013, 2012, and 2011, the following principal actuarial assumptions (expressed as weighted averages for our foreign and post-employment benefit plans) were used:

Actuarial Assumptions for Total Expense

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
Percent	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discount rate	3.3	4.6	4.9	2.0	2.2	3.3	4.8	5.6	5.8
Future salary increases	2.5	2.5	2.5	1.7	1.8	1.3	4.2	3.9	3.4
Future pension increases	2.0	2.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee turnover	2.0	2.0	2.0	9.8	10.2	4.2	2.0	1.9	2.0
Inflation	0.0	0.0	0.0	1.3	1.3	0.5	1.1	1.1	1.2

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies.

Our investment strategies for foreign benefit plans vary according to the conditions in the country in which the respective benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Although our policy is to invest in a risk-diversified portfolio consisting of a mix of assets, both the defined benefit obligation and plan assets can fluctuate overtime which exposes the Group to actuarial and market (investment) risks. Depending on the statutory requirements in each country, it might be necessary to reduce the underfunding by addition of liquid assets. To minimize these actuarial and market fluctuations, SAP reviews relevant financial factors for appropriateness and reasonableness and makes modifications to eliminate certain effects when considered necessary. Our plan asset allocation as at December 31, 2013, and December 31, 2012, was as follows:

Plan Asset Allocation

	2013		2012
€ millions	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Asset category
Equity investments	48	0	42	0
Corporate bonds	65	0	63	0
Real estate	33	0	29	0
Insurance policies	9	623	8	589
Cash and cash equivalents	34	0	31	0
Others	23	0	17	0
Total	212	623	190	589

Our expected contribution in 2014 is €1 million for domestic defined benefit pension plans and €15 million for foreign defined benefit pension plans, all of which is expected to be paid in cash.

The weighted duration of our defined benefit plans amounted to 15 years as at December 31, 2013, and 14 years as at December 31, 2012.

The table below presents the maturity analysis of the benefit payments:

Maturity Analysis

	Domestic Plans	Foreign Plans	Other Post- Employment Plans
€ millions	2013	2013	2013
Less than a year	8	20	1
Between 1-2 years	9	36	2
Between 2-5 years	58	53	5
Over 5 years	989	205	64
Total	1,064	314	72

Defined Contribution Plan/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore, in Germany and some other countries we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2013, 2012, and 2011, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions	2013	2012	2011
Defined contribution plans	182	173	151
State plans	316	296	244

Total expense	498	469	395

(18b)	Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions	Balance 1/1/2013	Addition	Additions from business combinations	Utili- zation	Release	Currency Impact	Balance 12/31/2013
Employee-related provisions
Provisions for share-based payments	579	293	0	–360	–54	–13	445
Other employee-related provisions	87	58	0	–80	–11	–2	52
Customer-related provisions	74	83	0	–83	–36	–2	36
Litigation-related provisions
TomorrowNow litigation	234	0	0	–1	0	–10	223
Other litigation-related provisions	55	6	1	–11	–36	–3	12
Restructuring provisions	12	74	0	–49	–4	0	33
Onerous contract provisions (other than from customer contracts)	53	3	0	–22	0	–1	33
Other provisions	24	6	0	–3	–1	–2	24

Total other provisions	1,118	523	1	–609	–142	–33	858
Thereof current	840						643
Thereof non-current	278						215

For more information about our share-based payments, see Note (27).

Other employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. While most of these employee-related provisions can be claimed within the next 12 months, we do not expect the related cash flows within this time period.

Customer-related provisions include performance obligations, as well as expected contract losses from contracts with customers. The associated cash outflows are substantially short-term in nature.

Litigation-related provisions relate primarily to the litigation matters described in Note (23). They include the expenses related to the provision established for the related litigation as well as any related legal fees incurred to date and expected to be incurred in the future. We have established provisions taking into account the facts of each case. The timing of the cash outflows associated with legal claims cannot be reasonably determined in all cases. For more information, see Note (3c).

Restructuring provisions comprise various restructuring activities that occurred in 2013 and 2012.

During 2012 and 2013, we implemented organizational changes in sales and go-to-market in EMEA and North America. We made other changes to integrate Sybase employees into our global finance and administration organization and to integrate the business activities of Crossgate. In line with our new cloud integration strategy, we set up a plan to cover all cloud-business related organizational changes. The cash outflows for these restructuring programs are typically short-term in nature.

Non-customer contract-related onerous contract provisions have been recorded in connection with unused lease space and unfavorable acquired facility lease terms. The utilization of onerous leases depends on the terms of the underlying lease contract.

Other provisions comprise warranty obligations and decommissioning, restoration, and similar liabilities associated with leased facilities. The related outflow for warranty obligations is short-term in nature. The associated cash outflows for decommissioning, restoration, and similar liabilities, which are typically long-term in nature, are generally expected to occur at the dates we exit the facilities to which they relate.

(19)	Deferred Income

Deferred income consists mainly of prepayments made by our customers for support services, cloud subscriptions, and professional services; fees from multiple element arrangements allocated to undelivered elements; and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

On December 31, 2013, current deferred income included a total of €443 million in deferred revenue (December 31, 2012: €317 million), which in future will be recognized as revenue from cloud subscriptions and support.

(20)	Total Equity

Issued Capital

As at December 31, 2013, SAP AG had issued 1,228,504,232 no-par value bearer shares (December 31, 2012: 1,228,504,232) with a calculated nominal value of €1 per share. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2011	1,227	–39	1,227	–1,382
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–6	0	–246
Reissuance of treasury shares under share-based payments	0	7	0	251

December 31, 2011	1,228	–38	1,228	–1,377
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–1	0	–53
Reissuance of treasury shares under share-based payments	0	2	0	93

December 31, 2012	1,229	–37	1,229	–1,337
Reissuance of treasury shares under share-based payments	0	2	0	57
December 31, 2013	1,229	–35	1,229	–1,280

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital:

•

Up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until June 7, 2015 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

•

Up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

•

Up to a total amount of approximately €30 million by issuing new no-par value bearer shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares may only be used to grant shares to employees of SAP AG and its subsidiaries (employee shares). The shareholders’ subscription rights are excluded.

Contingent Shares

SAP AG’s share capital is subject to a contingent capital increase which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP AG or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2013, €100 million, representing 100 million shares, was still available for issuance (2012: €100 million).

Share Premium

Share premium represents all capital contributed to SAP with the proceeds resulting from the issuance of issued capital in excess of their calculated par value. Share premium arises mainly from issuance of issued capital, treasury shares transactions, and share-based payments.

Retained Earnings

Retained earnings contain prior years’ undistributed profit after tax and unrecognized pension costs. Unrecognized pension costs comprise remeasurements relating to defined benefit pension plans and similar obligations.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Recognized in Other Comprehensive Income that will be Reclassified to Profit or Loss Before Tax

€ millions	2013	2012	2011
Gains (losses) on exchange differences	–576	–214	106
Gains (losses) on remeasuring available-for-sale financial assets	79	33	–6
Reclassification adjustments on available-for-sale financial assets	–19	–20	–1

Available-for-sale financial assets	60	13	–7
Gains (losses) on cash flow hedges	78	21	–23
Reclassification adjustments on cash flow hedges	–78	42	22

Cash flow hedges	0	63	–1

Treasury Shares

By resolution of SAP AG’s General Meeting of Shareholders held on June 4, 2013, the authorization granted by the General Meeting of Shareholders of June 8, 2010, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP AG to acquire, on or before June 3, 2018, shares of SAP AG representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP AG do not account for more than 10% of SAP AG’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Miscellaneous

Under the German Stock Corporation Act (Aktiengesetz), the total amount of dividends available for distribution to SAP AG’s shareholders is based on the profits of SAP AG as reported in its statutory financial statements, which are prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2013, the Executive Board of SAP AG intends to propose a dividend of €1.00 per share (that is, an estimated total dividend of €1,194 million), to be paid from the profits of SAP AG.

Dividends per share for 2012 and 2011 were €0.85 and €1.10 respectively and were paid in the succeeding year.

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

Based on our strong corporate financial profile and our excellent capital market reputation, we have so far successfully executed external financing transactions without an external rating. However, we will continue to closely monitor our financing situation to determine whether not having an external rating continues to be appropriate.

Capital Structure

	2013		2012		Change (in %)
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities
Equity	16,048	59	14,133	54	14
Current liabilities	6,347	23	6,546	25	–3
Non-current liabilities	4,699	17	5,627	21	–16
Liabilities	11,046	41	12,173	46	–9
Total equity and liabilities	27,094	100	26,306	100	3

Our financing activities improved our debt ratio (defined as the ratio of total liabilities to total equity and liabilities, expressed as a percentage) to 41% at the end of 2013 (as compared to 46% at the end of 2012). The ratio of total financial debt to total equity and liabilities decreased by 3% to 16% at the end of 2013 (19% as at December 31, 2012). Total financial debt consists of current and non-current bonds or private placements. For more information about our financial debt, see Note (17).

Looking ahead to financing activities in 2014, the Company intends to repay a €500 million Eurobond and an €86 million German promissory note when they both mature in April.

While we monitor these ratios continuously, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions	2013	2012	Change
Cash and cash equivalents	2,748	2,477	271
Current investments	93	15	78
Group liquidity	2,841	2,492	349
Current financial debt	586	600	–14
Net liquidity 1	2,255	1,892	363
Non-current financial debt	3,722	4,394	–672
Net liquidity 2	–1,467	–2,502	1,035

Net liquidity 1 is group liquidity minus current financial debt. In 2013 we paid back a €600 million Eurobond, which was almost fully compensated by reclassifications of €586 million from non-current financial debt to current financial debt due to changes in the respective maturity profile.

Net liquidity 2 is net liquidity 1 minus non-current financial debt.

Improvements of our net liquidity ratios since December 31, 2012 are mainly due to positive cash inflows from our operations, which were partly offset by cash outflows for acquisitions (such as hybris) and dividend payments.

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

In 2013, we were able to distribute €1,013 million in dividends from our 2012 profit (as compared to €1,310 million in 2012 and €713 million in 2011 related to 2011 and 2010 profit, respectively), representing €0.85 per share. Aside from the distributed dividend, in 2013, 2012, and 2011 we also returned €0 million, €53 million, and €246 million respectively to our shareholders by repurchasing our own shares.

As a result of our equity-settled share-based payments transactions (as described in Note (27)) we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or issuing ordinary shares. For more information about contingent capital, see Note (20).

(22)	Other Financial Commitments and Contingent Liabilities

Other Financial Commitments

Our other financial commitments as at December 31, 2013, and 2012, were as follows:

Other Financial Commitments

€ millions	2013	2012
Operating leases	1,204	923
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	80	66
Other purchase obligations	424	522
Purchase obligations	504	588

Total	1,708	1,511

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

Commitments under operating leasing contracts and purchase obligations as at December 31, 2013, were as follows:

Other Financial Commitments

€ millions	Operating Leases	Purchase Obligations
Due 2014	235	282
Due 2015–2018	561	186
Due thereafter	408	36

Total	1,204	504

Our rental and operating lease expenses were €273 million, €277 million, and €241 million for the years 2013, 2012, and 2011, respectively.

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$306 million on December 31, 2012, US$272 million on December 31, 2011, US$1.3 billion on December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the litigations and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these litigations and claims would have if SAP were to incur expenditure for these cases.

For more information about the provisions recorded for litigation, see Note (18b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment, which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. On appeal, Oracle is seeking three forms of relief: (1) reinstatement of the November 2010 US$1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle does not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to US$408.7 million (versus the US$272 million Oracle had previously rejected). SAP has dismissed its cross-appeal. The hearing is tentatively scheduled for May 13, 2014, though this is subject to change.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years’ probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States District Court for the Eastern District of Texas against SAP. Versata alleged that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata sought unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The retrial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal.

Both parties appealed to the U.S. Court of Appeals for the Federal Circuit. The appeal hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three-judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict currently stands at approximately US$390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Separately, SAP filed a petition with the United States Patent and Trademark Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration.

In June 2013, following the determination of unpatentability, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In December 2013, SAP filed with the United States Supreme Court a petition for a writ of certiorari to review the decisions of the appeals court. That petition was denied in January 2014. Immediately thereafter, Versata requested that the District Court dismiss its remaining claims for injunctive and equitable relief. The District Court granted that request and deemed the previously entered judgment final. On that same day, SAP requested that the District Court vacate the judgment or stay the litigation, based on the USPTO decision declaring Versata’s patent claims unpatentable. That request is pending.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012, and we are awaiting the court’s decision. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent. elcommerce has sought rehearing from the USPTO.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM, and many other defendants. TecSec alleged that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec. The appeal hearing occurred in March 2013. The appellate court issued its decision in October 2013. That decision did not end the litigation and therefore we expect the lawsuit to resume at the district court in the coming months.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests.

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

In March 2013, the court dismissed Securinfo’s appeal. Securinfo appealed against this decision to the Supreme Court of South Africa. The Supreme Court granted leave to appeal to the full bench of the court which had originally dismissed Securinfo’s appeals. Securinfo has applied for an appeal hearing date. The court has not yet provided a date.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €76 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

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

Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (25).

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at fair value through profit or loss.

In addition, the Intellectual Property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of the IP holders with the highest royalty volume is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of hybris in 2013 and of SuccessFactors and Ariba, Inc. in 2012 as the funds were provided through our free cash and acquisition term loans, both mostly generated in euros. For more information, see Note (25).

b) Interest Rate Risk

Interest rate risks result from changes in market interest rates, which can cause changes in the fair values of fixed rate instruments and in the interest to be paid or received for variable rate instruments. We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

As at December 31, 2013, our liquidity was mainly invested in time deposits and bonds with fixed yields, and money market instruments with variable yields, held as cash equivalents and current and non-current investments. Since the fixed yield time deposits held at year-end have short maturities, they do not expose us to a substantial fair value interest rate risk. However, a fair value interest rate exposure arises from the bonds classified as available for sale. Also, we are exposed to a cash flow risk from our cash held at banks spread across the world and the variable yield money market funds, mainly held in the United States.

As at December 31, 2013, we were exposed to an interest rate risk from our financing activities (for more information about the individual instruments, see Note (17b)) as all our issued bonds, the U.S. private placement notes, and the remaining tranche of the German promissory notes pay fixed interest leading to a fair value risk.

c) Equity Price Risk

Equity price risk is the risk of loss due to adverse changes in equity markets. We are exposed to such risk with regard to our investments in listed equity securities (2013: €83 million; 2012: €52 million) and our share-based payments (for the exposure from these plans, see Note (27)).

Credit Risk

Credit risk is the risk of economic loss of principal or financial rewards stemming from a counterparty’s failure to repay or service debt according to the contractual obligations.

To reduce the credit risk in investments, we arranged to receive rights to collateral for certain investing activities in the full amount of the investment volume, which we would be allowed to make use of only in the case of default of the counterparty to the investment.

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

Liquidity Risk

Liquidity risk results from the potential inability to meet financial obligations, such as payments to suppliers or employees. A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2013, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2013. As we settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (22).

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2013	2014	2015	2016	2017	2018	Thereafter
Non-derivative financial liabilities
Trade payables	–640	–640	0	0	0	0	0
Financial liabilities	–4,336	–731	–863	–513	–891	–153	–1,730
Total of non-derivative financial liabilities	–4,976	–1,371	–863	–513	–891	–153	–1,730

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–144
Cash outflows		–1,975	–9	–9	–8	–8	–15
Cash inflows		1,885	0	0	0	0	0
Currency derivatives with designated hedge relationship	–3
Cash outflows		–178	0	0	0	0	0
Cash inflows		174	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	–23
Cash outflows		–12	–17	–27	–39	–37	–192
Cash inflows		30	35	35	35	28	123
Total of derivative financial liabilities	–170	–76	9	–1	–12	–17	–84

Derivative financial assets
Currency derivatives without designated hedge relationship	26
Cash outflows		–2,544	0	0	0	0	0
Cash inflows		2,569	0	0	0	0	0
Currency derivatives with designated hedge relationship	30
Cash outflows		–391	0	0	0	0	0
Cash inflows		419	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	5
Cash outflows		–12	–25	–29	–36	–21	–24
Cash inflows		19	33	33	33	16	16
Total of derivative financial assets	61	60	8	4	–3	–5	–8
Total of derivative financial liabilities and assets	–109	–16	17	3	–15	–22	–92

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2012	2013	2014	2015	2016	2017	Thereafter
Non-derivative financial liabilities
Trade payables	–684	–684	0	0	0	0	0
Financial liabilities	–5,051	–757	–705	–874	–534	–904	–1,922
Total of non-derivative financial liabilities	–5,735	–1,441	–705	–874	–534	–904	–1,922

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives without designated hedge relationship	–195
Cash outflows		–2,996	–10	–10	–10	–9	–26
Cash inflows		2,875	0	0	0	0	0
Currency derivatives with designated hedge relationship	–2
Cash outflows		–157	0	0	0	0	0
Cash inflows		154	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	0
Cash outflows		0	0	0	0	0	0
Cash inflows		0	0	0	0	0	0
Total of derivative financial liabilities	–197	–124	–10	–10	–10	–9	–26

Derivative financial assets
Currency derivatives without designated hedge relationship	46
Cash outflows		–2,690	0	0	0	0	0
Cash inflows		2,735	0	0	0	0	0
Currency derivatives with designated hedge relationship	29
Cash outflows		–460	0	0	0	0	0
Cash inflows		485	0	0	0	0	0
Interest rate derivatives with designated hedge relationship	0
Cash outflows		0	0	0	0	0	0
Cash inflows		0	0	0	0	0	0
Total of derivative financial assets	75	70	0	0	0	0	0
Total of derivative financial liabilities and assets	–122	–54	–10	–10	–10	–9	–26

The change in our non-derivative financial liabilities which is due to scheduled repayments will lead to an overall decrease in cash outflows compared to the end of 2012. For more information, see Note (17b).

(25)	Financial Risk Management

We manage market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

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

Currency Hedges Without Designated Hedge Relationship

The foreign exchange forward contracts we enter into to offset exposure relating to foreign currency denominated monetary assets and liabilities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

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

Currency Hedges with Designated Hedge Relationship (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 12 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, and Australia. We generally use foreign exchange derivatives that have maturities of 12 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2013, net gains totaling €57 million (2012: net gains of €17 million; 2011: net losses of €14 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2013 and 2012, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in all years reported. In 2013, we reclassified net gains of €57 million (2012: net losses of €24 million; 2011: net losses of €13 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 12 months from the date of the statement of financial position. It is estimated that €20 million of the net gains recognized in other comprehensive income in 2013, will be reclassified from other comprehensive income to profit or loss during fiscal year 2014.

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the cash flow-at-risk method to quantify our risk positions with regard to our forecasted intercompany transactions and value-at-risk for our foreign currency denominated financial instruments. In order not to provide two different methodologies, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

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

•

Our free-standing derivatives designed for hedging foreign-currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

•	Derivatives held within a designated cash flow hedge relationship (excluding the interest element, which is not part of the assigned cash flow hedge relationships)

•	Foreign currency embedded derivatives

•	The foreign currency options held as at December 31, 2011, in connection with the acquisition of SuccessFactors.

Where we do not have a significant exposure towards a single currency, we disclose our sensitivity to our major foreign currencies (as described in Note (24)) in total.

Foreign Currency Sensitivity

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
€ millions	2013	2012	2011	2013	2012	2011
Derivatives held within a designated cash flow hedge relationship
All major currencies –10%				57	60	70
All major currencies +10%				–57	–60	–70
Embedded derivatives
Swiss franc –10%	32	38	41
Swiss franc +10%	–32	–38	–41
other currencies –10%	3	3	0
other currencies +10%	–3	–3	0
Freestanding foreign currency options related to SuccessFactors acquisition
U.S. dollar –10%	0	0	6
U.S. dollar +10%	0	0	–50

Our foreign currency exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Foreign Currency Exposure

€ billions	2013	2012
Year-end exposure towards all our major currencies	0.9	1.0
Average exposure	1.0	2.4
Highest exposure	1.1	3.7
Lowest exposure	0.9	1.0

During 2013, our sensitivity to foreign currency exchange rate fluctuations remained fairly stable compared to the year ended December 31, 2012.

Interest Rate Risk Management

The aim of our interest rate risk management is to reduce profit or loss volatility and optimize our interest result by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2013, a cash flow interest rate risk existed with regard to our cash at banks of €1.2 billion and our investing activities in money market instruments with variable yields in the amount of €487 million. A fair value interest rate risk arises from the fixed yield bonds classified as available-for-sale and accounted for at fair value as well as the fixed rate financing transactions held at amortized cost.

100% (2012: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2013, had a fixed interest rate whereas 40% (2012: 29%) of our interest-bearing cash, cash equivalents, time deposits, and available-for-sale financial assets had a fixed interest rate.

Derivatives with Designated Hedge Relationship (Fair Value Hedges)

The majority of our investments are based on variable rates and/or short maturities while all our financing transactions are based on fixed rates and long maturities. To match the interest-rate risk from our financing transactions to our investments we use receiver interest rate swaps to convert certain of our fixed rate financial liabilities to floating and by this means secure the fair value of the swapped financing transactions. The desired fix-floating mix of our net debt is set by the Treasury Committee. Interest rate swaps included, 44% (2012: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2013, had a fixed interest rate.

None of the fair value adjustment from the receiver swaps, the basis adjustment on the underlying hedged items held in fair value hedge relationships, and the difference between the two recognized in Financial Income, net is material in any of the years presented.

Interest Rate Exposure

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

•

Changes in interest rates only affect the accounting for non-derivative fixed rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative financial liabilities as we account for them at amortized cost. On December 31 of each year-end reported, we had fixed rate bonds classified as available-for-sale as described in Note (24). We therefore consider interest rate changes relating to the fair value measurement of such fixed rate non-derivative financial assets classified as available-for-sale in the equity-related sensitivity calculation.

•

Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

•	Due to the designation of interest rate payer swaps in a cash flow hedge relationship, the interest rate changes affect the respective amounts recorded in other comprehensive income. The movements related to the interest rate swaps’ variable leg were not reflected in the sensitivity calculation, as they offset the variable interest rate payments for the German private placement (SSD). We therefore only considered interest rate sensitivity in discounting the interest rate swaps’ fixed leg cash flows in the equity-related sensitivity calculation.

•

The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting Financial Income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, they are included in the in the profit-related sensitivity calculation.

Due to the current low interest rate level we base our sensitivity analyses on a yield curve shift of +100/–20 basis points to avoid negative interest rates.

If, on December 31, 2013, 2012, and 2011, interest rates had been 100 basis points higher (20 basis points lower), this would not have had a material effect on the following:

•	The gains/losses on available-for-sale financial assets in other comprehensive income

•	Finance income, net for our variable interest rate investments and financial debt

•	The effective portion of the interest rate cash flow hedge in other comprehensive income

•	The variable interest payments from the receiver swaps.

Our interest rate exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Interest rate risk exposure

€ billion	2013				2012
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	0.04	0.06	0.13	0.04	0.03	0.10	0.30	0
Cash flow interest rate risk
From investments (incl. cash)	1.73	2.23	2.71	1.73	1.80	2.41	3.03	1.80
From financing	0	0.31	1.00	0	0	1.10	3.20	0
From interest rate swaps	2.39	0.60	2.40	0	0	0	0	0

Equity Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2013: €83 million; 2012: €52 million) are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2013 (2012), would not have a material impact on the value of our investments in marketable equity securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2013, would have increased (decreased) our share-based payment expenses by €126 million (€90 million) (2012: increased by €139 million (decreased by €117 million); 2011: increased by €27 million (decreased by €25 million)).

Credit Risk Management

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least BBB. We only make investments in issuers with a lower rating in exceptional cases. Such investments were not material in 2013. The weighted average rating of our financial assets is in the range A to A–. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds of non-financial corporations with at least investment grade rating level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit, which depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of credit default swap spreads in the market to evaluate probable risk developments to timely react to changes if these should manifest.

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers.

Outstanding receivables are continuously monitored locally. Credit risks are accounted for through individual and portfolio allowances. For more information, see Note (3). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (13). For information about the maximum exposure to credit risk, see Note (24).

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

In order to retain high financial flexibility, on November 13, 2013, SAP AG entered into a €2.0 billion syndicated credit facility agreement with an initial term of five years ending in December 2018, effectively replacing the €1.5 billion credit facility from 2010. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 22.5 basis points. We are also required to pay a commitment fee of 7.88 basis points per annum on the unused available credit. We have never drawn on the facility.

Additionally, as at December 31, 2013, and 2012, SAP AG had available lines of credit totaling

€487 million and €489 million, respectively. As at December 31, 2013, and 2012, there were no borrowings outstanding under these lines of credit. As at December 31, 2013, and 2012, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €36 million and €48 million, respectively. There were no borrowings outstanding under these credit facilities from any of our foreign subsidiaries as at December 31, 2013, and 2012.

(26)	Additional Fair Value Disclosures on Financial Instruments

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC).

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category of IAS 39. Where financial assets and liabilities are shown as measured at fair value this is done on a recurring basis. Since the line items trade receivables, trade payables, and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the non-financial assets or liabilities are shown in the column headed “Not in Scope of IFRS 7” to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position. The carrying amounts and fair values of our financial instruments as at December 31 were as follows:

Fair Values of Financial Instruments

€ millions		2013						2012
		Book Value 12/31 /2013	Measurement Categories			Fair Value 12/31 /2013	Not in Scope of IFRS 7	Book Value 12/31 /2012	Measurement Categories			Fair Value 12/31 /2012	Not in Scope of IFRS 7
	Category		At Amortized Cost	At Cost	At Fair Value				At Amortized Cost	At Cost	At Fair Value
Assets
Cash and cash equivalents	L&R	2,748	2,748			2,748		2,477	2,477			2,477
Trade receivables	L&R	3,963	3,816			3,816	147	4,005	3,837			3,837	168
Other financial assets		858						663
Debt investments	L&R/AFS				38	38					29	29
Equity investments	AFS/–			0	322	322	36			149	52	52	46
Other non-derivative financial assets	L&R		214			214	119		159			159	84
Derivative assets
With hedging relationship	–				35	35					29	29
Without hedging relationship	HFT				94	94					115	115
Liabilities
Trade payables	AC	–895	–640			–640	–255	–933	–684			–684	–249
Financial liabilities		–4,506						–5,248
Non-derivative financial liabilities	AC		–4,336			–4,439			–5,051			–5,228
Derivatives
With hedging relationship	–				–26	–26					–2	–2
Without hedging relationship	HFT				–144	–144					–195	–195
Total financial instruments, net		2,168	1,802	0	319	2,018	47	964	738	149	28	589	49
Aggregation according to IAS 39
Financial assets
At fair value through profit or loss	HFT	94			94	94		115			115	115
Available-for-sale	AFS	360		0	360	360		230		149	81	81
Loans and receivables	L&R	6,925	6,778			6,778	147	6,641	6,473			6,473	168
Financial liabilities
At fair value through profit or loss	HFT	–144			–144	–144		–195			–195	–195
At amortized cost	AC	–5,231	–4,976			–5,079	–255	–5,984	–5,735			–5,912	–249
Outside scope of IAS 39
Financial instruments related to employee benefit plans		119					119	84					84
Investment in associates		36					36	46					46
Derivatives with hedging relationship		9			9	9		27			27	27
Total financial instruments, net		2,168	1,802	0	319	2,018	47	964	738	149	28	589	49

Determination of Fair Values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accordingly, best evidence of fair value provides quoted prices in an active market. Where market prices are not readily available, valuation techniques have to be used to establish fair value.

Depending on the inputs used for determining fair value and their significance for the valuation techniques, we have categorized our financial instruments at fair value into a three-level fair value hierarchy as mandated by IFRS 13.

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

The levels of the fair value hierarchy, its application to our financial assets and liabilities, and the respective determination of fair value are described below – differentiating between those that are measured at fair value and those that are measured at cost or amortized cost where fair value is only disclosed:

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

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

It is our policy to recognize transfers at the beginning of the period of the event or change in circumstances that caused the transfer.

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Debt investments	Level 1	Quoted prices in an active market	NA	NA
Listed equity investments	Level 1	Quoted prices in an active market	NA	NA
Listed equity investments with sale restriction	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA
Unlisted equity investments	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	• Peer companies used (revenue multiples range from 2.3-8.5) • Revenues of investees • Discounts for lack of marketability (20%-30%)	The estimated fair value would increase (decrease) if: • the revenue multiples were higher (lower) • the investees’ revenues were higher (lower) • the liquidity discounts were lower (higher).
Unlisted equity investments	Level 3	Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors like actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.	NA	NA
Unlisted equity investments	Level 3	Discounted cash flow.	• Revenue growth rate (6%-9%) • Weighted average cost of capital (13.3%)	The estimated fair value would increase (decrease) if: • the revenue growth was higher (lower) • the weighted average cost of capital was lower (higher)
Unlisted equity investments	Level 3	Last financing round valuations	NA	NA
Unlisted equity investments	Level 3	Liquidation preferences	NA	NA
Private equity funds	Level 3	Net asset value/Fair market value as reported by the respective funds	NA	NA
Interest rate swaps	Level 2

Discounted cash flow.

Expected future cash flows are estimated based on forward interest rates from observable yield curves and contract interest rates, discounted at a rate that reflects the credit risk of the counterparty.

			NA	NA
Call options for share-based payments plans	Level 2	Monte Carlo Model. Calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.	NA	NA

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets/Financial liabilities
Foreign exchange (FX) forward contracts	Level 2

Discounted cash flow using Par-Method.

Expected future cash flows based on forward exchange rates are discounted over the respective remaining term of the contracts using the respective deposit interest rates and spot rates.

			NA	NA

Financial Instruments not Measured at Fair Value

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique
Financial liabilities
Fixed rate bonds (financial liabilities)	Level 1	Quoted prices in an active market
Fixed rate private placements/loans (financial liabilities)	Level 2

Discounted cash flows.

Future cash outflows for fixed interest and principal are discounted over the respective term of the contracts using the respective market interest rates as of the reporting date.

For cash and cash equivalents, trade receivable, other non-derivative financial assets/liabilities, accounts payable and variable rate financial debt it is assumed that their carrying value reasonably approximates their fair values.

The following table allocates those financial assets and liabilities that are measured at fair value in accordance with IAS 39 either through profit or loss or other comprehensive income or for which fair value must be disclosed in accordance with IFRS 7 as at December 31, 2013, to the three levels of the fair value hierarchy according to IFRS 13.

Classification of Financial Instruments

	2013				2012
€ millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Corporate bonds	29	0	0	29	27	0	0	27
Government securities	2	0	0	2	0	0	0	0
Municipal bonds	7	0	0	7	2	0	0	2
Debt investments	38	0	0	38	29	0	0	29
Software industry	52	31	239	322	52	0	0	52
Equity investments	52	31	239	322	52	0	0	52
Available-for-sale financial assets	90	31	239	360	81	0	0	81
FX forward contracts	0	56	0	56	0	76	0	76
Interest rate swaps	0	5	0	5	0	0	0	0
Call options for share-based payments	0	68	0	68	0	68	0	68
Derivative financial assets	0	129	0	129	0	144	0	144

Total	90	160	239	489	81	144	0	225

Financial liabilities
FX forward contracts	0	147	0	147	0	197	0	197
Interest rate swaps	0	23	0	23	0	0	0	0
Derivative financial liabilities	0	170	0	170	0	197	0	197

Total	0	170	0	170	0	197	0	197

Transfers between Level 1 and 2

Transfers of available-for-sale equity investments from Level 2 to Level 1 which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary were not material in all years presented, while transfers from Level 1 to Level 2 did not occur at all.

Level 3 disclosures

The following table shows the reconciliation from the opening to the closing balances for our Level 3 fair values:

Reconciliation of Level 3 Fair Values

2013
€ millions	Unlisted Equity Investments and Private Equity Funds
Opening balance	0
Transfers
into Level 3	162
out of Level 3	–30
Purchases	79
Sales	–16
Gains/losses
included in financial income, net in profit and loss	7
included in available-for-sale financial assets in other comprehensive income	46
included in exchange differences in other comprehensive income	–9
Closing balance	239
Change in unrealized gains/losses in profit and loss for investments held at the end of the reporting period	0

The transfers into and out of Level 3 relate to unlisted equity investments.

Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity investments held as available-for-sale as of the reporting date.

(27)	Share-Based Payments

SAP has granted awards under various cash-settled and equity-settled share-based payments to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payments, which are, individually and in aggregate, immaterial to our Consolidated Financial Statements.

a)	Cash-Settled Share-Based Payments

SAP’s cash-settled share-based payments include the following programs: Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan for the Global Managing Board) 2015, SOP Performance Plan 2009 (SOP PP), Stock Option Plan 2010 (SOP 2010 (2010–2013 tranches)), Restricted Stock Unit Plan 2013 (RSU 2013), acquired SFSF Rights (former SuccessFactors awards assumed in connection with the SuccessFactors acquisition in 2012), acquired Ariba Rights (former Ariba awards assumed in connection with the Ariba acquisition in 2012).

As at December 31, 2013, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2013 for Cash-Settled Plans

	LTI Plan 2015 (2012/2013 Tranche)		EPP 2015 (2013 Tranche)		RSU 2013		SOP PP	SOP 2010 (2010–2013 Tranche)	SFSF Rights	Ariba Rights
Option pricing model used	Other	1)	Other	1)	Other	1)	Monte- Carlo	Monte- Carlo	NA	NA
Range of grant dates	2/7/2012		3/20/2013		1/16/2013		5/6/2009	9/9/2010	2/21/2012	10/1/2012
	7/1/2013				12/16/2013			9/13/2013
Quantity of awards issued (in thousands)	661		2,087		1,559		10,321	26,341	4,534	4,091
Weighted average fair value as at December 31, 2013	€59.80		€62.31		€61.55		€0.74	€15.71	€29.00	€32.63
Weighted average intrinsic value as at December 31, 2013	€62.31		€62.31		€63.19		€0.00	€10.98	€29.00	€32.63
Expected remaining life as at December 31, 2013 (in years)	2.4		0.1		1.2		0.2	3.3	0.8	0.7
Risk-free interest rate (depending on maturity)	0.26% to 0.46%		0.01%		0.01% to 0.44%		0.02%	0.08% to 0.92%	NA	NA
Expected volatility SAP shares	NA		NA		NA		19.7%	21.3 % to 27.6%	NA	NA
Expected dividend yield SAP shares	1.67%		NA		1.65%		1.67%	1.67%	NA	NA
Share price of reference index	NA		NA		NA		€230.94	NA	NA	NA
Expected volatility reference index	NA		NA		NA		10.6%	NA	NA	NA
Expected dividend yield reference index	NA		NA		NA		2.15%	NA	NA	NA
Expected correlation SAP share/reference index	NA		NA		NA		17.4%	NA	NA	NA

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

As at December 31, 2012, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2012 for Cash-Settled Plans

	LTI Plan 2015 (2012 Tranche)		EPP 2015 (2012 Tranche)		SOP PP	SOP 2010 (2010–2012 Tranche)	SFSF Rights	Ariba Rights
Option pricing model used	Other	1)	Other	1)	Monte- Carlo	Monte- Carlo	NA	NA
Range of grant dates	2/7/2012		4/5/2012		5/6/2009	9/9/2010	2/21/2012	10/1/2012
	9/1/2012					6/8/2012
Quantity of awards issued (in thousands)	349		2,752		10,321	18,920	4,534	4,091
Weighted average fair value as at December 31, 2012	€57.79		€60.69		€7.36	€17.06	€30.32	€34.11
Weighted average intrinsic value as at December 31, 2012	€60.69		€60.69		€4.76	€14.79	€30.32	€34.11
Expected remaining life as at December 31, 2012 (in years)	3.1		0.1		1.2	4.1	1.3	1.1
Risk-free interest rate (depending on maturity)	0.06%		0.00%		–0.04%	0.03% to 0.41%	NA	NA
Expected volatility SAP shares	NA		NA		19.8%	25.8% to 29.6%	NA	NA
Expected dividend yield SAP shares	1.55%		NA		1.55%	1.55%	NA	NA
Share price of reference index	NA		NA		€192.95	NA	NA	NA
Expected volatility reference index	NA		NA		5.5%	NA	NA	NA
Expected dividend yield reference index	NA		NA		1.39%	NA	NA	NA
Expected correlation SAP share/reference index	NA		NA		42.1%	NA	NA	NA

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Expected volatility of the SAP share price is based on a mixture of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted. For the SOP PP valuation, the expected volatility of the Technology Peer Group Index (ISIN DE000A0YKR94) (TechPGI) is based on the historical volatility derived from the index price history.

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2013, 2012, and 2011:

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

thousands	LTI Plan 2015 (2012/2013 Tranche)	EPP 2015 (2012/2013 Tranche)	RSU 2013	SOP PP	SOP 2010 (2010–2013 Tranche)	SFSF Rights	Ariba Rights
Outstanding as at 12/31/2010	NA	NA	NA	9,575	5,373	NA	NA
Granted in 2011	NA	NA	NA	0	5,192	NA	NA
Exercised in 2011	NA	NA	NA	0	0	NA	NA
Expired in 2011	NA	NA	NA	0	0	NA	NA
Forfeited in 2011	NA	NA	NA	–632	–515	NA	NA

Outstanding as at 12/31/2011	NA	NA	NA	8,943	10,050	NA	NA

Granted in 2012	349	2,752	NA	0	8,331	4,534	4,091
Adjustment based upon KPI target achievement in 2012	117	880	NA	NA	NA	NA	NA
Exercised in 2012	0	0	NA	–3,294	0	–1,826	–1,587
Expired in 2012	0	0	NA	0	0	0	0
Forfeited in 2012	0	–130	NA	–805	–954	–305	–144

Outstanding as at 12/31/2012	466	3,502	NA	4,844	17,427	2,403	2,360

Granted in 2013	311	2,087	1,559	0	7,421	NA	NA
Adjustment based upon KPI target achievement in 2013	–18	–139	0	NA	NA	NA	NA
Exercised in 2013	–196	–3,495	0	–992	–2,215	–797	–1,362
Expired in 2013	0	–7	0	0	0	0	0
Forfeited in 2013	–48	–103	–96	–385	–967	–531	–90

Outstanding as at 12/31/2013	515	1,845	1,463	3,467	21,666	1,075	908

Additional information
Awards exercisable as at 12/31/2011	NA	NA	NA	8,943	0	NA	NA
Awards exercisable as at 12/31/2012	0	0	NA	4,844	0	0	0

Awards exercisable as at 12/31/2013	0	0	0	3,467	1,609	0	0

Aggregate intrinsic value of vested awards (in € millions), as at 12/31/2011	NA	NA	NA	0	0	NA	NA
Aggregate intrinsic value of vested awards (in € millions), as at 12/31/2012	28	213	NA	23	0	3	3

Aggregate intrinsic value of vested awards (in € millions), as at 12/31/2013	43	115	0	0	37	0	0

thousands	LTI Plan 2015 (2012/2013 Tranche)	EPP 2015 (2012/2013 Tranche)	RSU 2013	SOP PP	SOP 2010 (2010–2013 Tranche)	SFSF Rights	Ariba Rights
Weighted average share price (in €) for share options exercised in 2011	NA	NA	NA	NA	NA	NA	NA
Weighted average share price (in €) for share options exercised in 2012	NA	NA	NA	60.40	NA	30.32	34.11

Weighted average share price (in €) for share options exercised in 2013	54.96	59.90	NA	61.38	55.47	29.00	32.63

Provision as at 12/31/2012 (in € millions)	53	212	NA	36	137	39	51

Provision as at 12/31/2013 (in € millions)	41	115	32	3	183	20	24

Expense recognized in 2011 (in € millions)	NA	NA	NA	–8	28	NA	NA
Expense recognized in 2012 (in € millions)	53	216	NA	20	74	38	21

Expense recognized in 2013 (in € millions)	–11	118	34	–28	83	10	21

Cash-settled plans granted to SAP employees (except for employees of SFSF and Ariba)

a.1)	Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan) 2015

SAP implemented two new share-based payments in 2012: an Employee Participation Plan (EPP) 2015 for employees and a Long-Term Incentive (LTI) Plan 2015 for members of the Global Managing Board.

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

The RSUs were granted and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. Participants in the LTI Plan 2015 have already been granted a budget for the years 2012 to 2015 (2013 to 2015 for new plan participants in 2013). All participants in the LTI Plan 2015 are members of the Global Managing Board.

The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results for the last financial year prior to the performance period.

At the end of the given year, the number of RSUs that finally vest with plan participants depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally granted. If performance against both KPI targets reaches at least the defined 80% threshold, the RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If performance against either or both of those KPI targets does not reach the defined threshold of 80%, no RSUs vest and RSUs granted for that year will be forfeited. For the year 2013, the RSUs granted at the beginning of the year vested with 92.97% (2012: 133.55%) achievement of the KPI targets.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year performance period, whereas the RSUs for members of the Global Managing Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which occurs starting in 2016.

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

The future payout at the exercise date will be based on the outperformance of the SAP share price over the TechPGI. Exercise is only possible if the SAP share price has outperformed the TechPGI. For that purpose, the SOP PP 2009 agreement defines the initial value of the TechPGI (€97.54) as well as the SAP initial exercise price (€28.00 per share). After a vesting period of two years, the plan provides for 4 predetermined exercise dates every calendar year until the rights lapse five years after the grant date. The latest possible exercise day for eligible employees will be in March 2014.

Monetary benefits are capped at 110% of the grant price (€30.80). The dynamic exercise price at valuation date is €66.29.

a.3)	SAP Stock Option Plan 2010 (SOP 2010 (2010–2013 Tranches))

Under the SAP Stock Option Plan 2010, we granted members of the Senior Leadership Team / Global Executives, SAP’s Top Rewards (employees with an exceptional rating / high potentials) between 2010 and 2013 and only in

2010 and 2011 members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

The grant-base value is based on the average fair market value of one ordinary share over the five business days prior to the Executive Board resolution date.

The virtual stock options granted under the SOP 2010 give the employees the right to receive a certain amount of money by exercising the options under the terms and conditions of this plan. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except in April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can exercise their virtual stock options only if they are employed by SAP; if they leave the Company, they forfeit them. Executive Board members’ options are non-forfeitable once granted – if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised at the end of their term expire.

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €39.03 (€40.80) for the 2010 tranche, €46.23 (€48.33) for the 2011 tranche, €49.28 for the 2012 tranche, and €59.85 for the 2013 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

Cash-settled plans granted to employees of SFSF and Ariba

a.4)	Restricted Stock Unit Plan 2013 (RSU 2013)

We maintain share-based payment plans that allow for the issuance of restricted stock units (RSU) to retain and motivate executives and certain employees of the SuccessFactors and Ariba businesses, which we acquired in 2012.

Under the RSU 2013 Plan, we granted a certain number of RSUs throughout 2013 representing a contingent right to receive a cash payment determined by the market value of the same number of SAP AG American Depository Receipts on the New York Stock Exchange and the number of RSUs that ultimately vest. Granted RSUs will vest in different tranches, either:

•	Over a one-to-three year service period only, or

•	Over a one-to-three year service period and upon meeting certain key performance indicators (KPIs).

The number of RSUs that could vest for SuccessFactors employees under the performance-based grants was contingent upon a weighted achievement of performance milestones for the fiscal year ended December 31, 2013 related to:

•	Specific indicators of cloud subscriptions and support revenue (80%) and

•	Profit contribution of such specific indicators of cloud subscriptions and support revenue (20%).

Depending on performance, the number of RSUs vesting could have ranged between 80% and 140% of the number initially granted. Performance against the KPI targets was set at 100% in fiscal year 2013.

The number of RSUs that could vest for Ariba employees under the performance-based grants was contingent upon achievement of performance milestones for the fiscal year ended December 31, 2013 related to specific indicators of growth in cloud subscriptions and support revenue. The KPI targets included a minimum threshold for at least 50% vesting. If performance against the KPI targets had not exceeded the minimum threshold, no RSUs would have vested. Additionally, the number of RSUs that can vest is capped at 200% of the number originally granted. Performance against the KPI targets was 100% in fiscal year 2013.

The RSUs are paid out in cash upon vesting.

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

RSAs, RSUs, and PSUs unvested at the closing of the acquisition were converted into the right to receive, at the originally agreed vesting dates, an amount in cash equal to the number of RSAs and RSUs held at the vesting date multiplied by US$40.00 per share.

There were 4.5 million unvested RSAs, RSUs, and PSUs at the acquisition date, representing a fair value of €128 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €59 million was allocated to consideration transferred and €68 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the original vesting terms – the remaining vesting period for such SuccessFactors Rights are in a range of up to four years from the acquisition date. From January 1, 2013, to December 31, 2013, 0.8 million SFSF Rights vested. The unrecognized expense related to SFSF Rights was €11 million as at December 31, 2013, and will be recognized over a remaining vesting period of up to 2.0 years.

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

There were 4.1 million unvested RSAs and RSUs at the acquisition date, representing a fair value of €138 million after considering forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €86 million was allocated to consideration transferred and €52 million was allocated to future services to be provided and will be recognized as post-acquisition compensation expense as the awards vest over the remainder of the vesting terms – the remaining vesting period for such Ariba Rights are in a range of up to 3.5 years at acquisition date (in accordance with the originally agreed vesting dates). From January 1, 2013, to December 31,

2013, 1.4 million Ariba Rights vested. The unrecognized expense related to Ariba Rights was €7 million as at December 31, 2013, and will be recognized over a remaining vesting period of up to 1.75 years.

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

The terms for the members of the Senior Leadership Team / Global Executives are slightly different than those for the other employees. They do not receive a discount when purchasing the shares. However, after a three-year holding period, they receive two (in 2012: five) free matching SAP shares for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

The following table shows the parameters and assumptions used at grant date to determine the fair value of free matching shares, as well as the quantity of shares purchased and free matching shares granted through this program in 2013, 2012, and 2011:

Fair Value and Parameters at Grant Date for SMP

	2013	2012	2011
Grant date	9/4/2013	6/6/2012	6/8/2011
Share price at grant date	€54.20	€45.43	€41.73
Purchase price set by the Executive Board	€56.20	€48.23	€44.07
Risk-free interest rate	0.43%	0.12%	1.95%
Expected dividend yield of SAP shares	1.92%	2.13%	1.70%
Expected life of free matching shares (in years)	3.0	3.0	3.0
Free matching share fair value at grant date	€51.09	€42.54	€39.69
Number of shares purchased (in thousands)	1,559	1,926	1,334
Free matching shares granted (in thousands)	573	3,210	481

The following table shows the breakdown of the expense recognized for this program in 2013, 2012, and 2011 and the unrecognized expense at year-end in € millions:

Recognized and Unrecognized Expense at Year-End for SMP

€ millions, unless otherwise stated	2013	2012	2011
Expense recognized relating to discount	32	34	22
Expense recognized relating to vesting of free matching shares	51	34	9

Total expense relating to SMP	83	68	31

Unrecognized expense as at December 31	80	107	22
Average remaining vesting period (in years) as at December 31	1.6	2.2	2.2

(28)	Segment and Geographic Information

General	Information

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

SAP has two divisions – On-Premise and Cloud, which are further divided into operating segments. Our On-Premise division is comprised of two operating segments: On-Premise Products and On-Premise Services, and our Cloud division is comprised of two operating segments: Cloud Applications and Ariba. All operating segments are reportable segments.

On August 1, 2013, SAP acquired hybris AG. Since the majority of hybris’ activities are currently delivered in an on-premise model, the majority of hybris’ activities are correspondingly reflected in the On-Premise segments.

The most important factors we use to identify operating segments are distinctions among our product and service offerings, notably:

•	Between divisions, the software delivery model (software to be installed on the customer’s hardware (on-premise software), as distinct from software for delivery in the cloud)
•	Within the On-Premise division, the types of services offered

•	Within the Cloud division, the fields in which the cloud applications are used

The On-Premise division derives its revenues primarily from the sale of on-premise software (that is, software designed for use on hardware on the customer’s premises), mobile software (that is, software designed for use on mobile devices), and services relating to such software. Within the On-Premise division, the On-Premise Products segment is primarily engaged in marketing and licensing our on-premise and mobile software products and providing support services for these software products. The On-Premise Services segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products.

The Cloud division derives its revenues primarily from the sale of cloud software (that is, software designed for delivery through the cloud) and services relating to such software (including support services, professional services, and educational services). Within the Cloud division, the Cloud Applications segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors. The Ariba segment primarily markets and sells the cloud software offerings developed by Ariba and derives revenue from its cloud-based collaborative business network.

Information About Profit or Loss, Assets, and Liabilities

Operating Segments Revenue and Profit or Loss

	On-Premise Division			Cloud Division			Total
€ millions	On-Premise Products	On-Premise Services	Division Total	Cloud Applications	Ariba	Division Total
2013
Software	4,517	0	4,517	1	0	1	4,518
Cloud subscriptions and support	0	0	0	412	344	757	757
Software and cloud subscriptions	4,517	0	4,517	413	345	758	5,275
Support	8,710	0	8,710	16	30	46	8,756
Software and software-related service revenue	13,227	0	13,227	429	375	804	14,032
Professional services and other service revenue	0	2,695	2,695	85	85	170	2,865
Total revenue	13,227	2,695	15,923	514	461	975	16,897
Cost of revenue	–2,020	–2,134	–4,154	–178	–180	–358	–4,512
Gross profit	11,207	562	11,769	336	281	617	12,385
Cost of sales and marketing	–3,447	0	–3,447	–328	–151	–479	–3,926
Reportable segment profit/loss	7,760	562	8,322	8	130	138	8,460
2012
Software	4,656	0	4,656	2	0	2	4,658
Cloud subscriptions and support	0	0	0	257	86	343	343
Software and cloud subscriptions	4,656	0	4,656	259	86	345	5,001
Support	8,226	0	8,226	10	10	20	8,246
Software and software-related service revenue	12,881	0	12,881	269	96	365	13,246
Professional services and other service revenue	0	2,967	2,967	67	25	91	3,058
Total revenue	12,881	2,967	15,848	336	120	456	16,304
Cost of revenue	–1,994	–2,306	–4,300	–163	–72	–234	–4,533
Gross profit	10,887	661	11,549	173	49	222	11,771
Cost of sales and marketing	–3,414	0	–3,414	–231	–43	–275	–3,689
Reportable segment profit/loss	7,473	661	8,134	–59	5	–53	8,082
2011
Software	4,105	0	4,105	0	2	2	4,107
Cloud subscriptions and support	0	0	0	18	0	18	18
Software and cloud subscriptions	4,105	0	4,105	18	2	20	4,125
Support	7,220	0	7,220	0	0	1	7,220
Software and software-related service revenue	11,325	0	11,325	18	2	20	11,346
Professional services and other service revenue	0	2,901	2,901	12	1	13	2,914
Total revenue	11,325	2,901	14,226	29	4	33	14,260
Cost of revenue	–1,762	–2,201	–3,963	–66	–9	–75	–4,038
Gross profit	9,564	700	10,264	–37	–5	–42	10,222
Cost of sales and marketing	–2,919	0	–2,919	–32	–2	–34	–2,954
Reportable segment profit/loss	6,644	700	7,344	–69	–7	–76	7,268

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

The accounting policies applied in the measurements of the operating segments’ revenues and profits differ from IFRS accounting principles described in Note (3) as follows:

•

The measurements of the operating segments revenues and profits generally attribute revenue to the segment based on the nature of the business regardless of revenue classification in our income statement. Thus, for example, the Cloud Applications segment’s revenue may include certain amounts classified as software revenue in our Consolidated Income Statements.

•

The measurements of the operating segments’ revenues and profits includes the recurring revenues that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for customer contracts in effect at the time of an acquisition.

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

Cost of revenue for our On-Premise Services segment also includes sales and marketing expenses related to professional services and other services that result from sales and marketing efforts that cannot be clearly separated from providing the services. For this reason, no sales and marketing expenses as such have been allocated to this segment.

Reconciliation of Revenues and Segment Results

€ millions	2013	2012	2011
Total revenues for reportable segments	16,897	16,304	14,260
Adjustment recurring software revenues	–2	0	0
Adjustment recurring cloud subscriptions and support revenues	–61	–73	0
Adjustment recurring support revenues	–19	–9	–27
Adjustment recurring revenues	–82	–81	–27

Total revenue	16,815	16,223	14,233

Total profit for reportable segments	8,460	8,082	7,268
Adjustment recurring revenues	–82	–81	–27
Research and development expense	–2,162	–2,132	–1,894
General and administration expense	–796	–784	–685
Other operating income/expense, net	12	23	25
Restructuring	–70	–8	–4
Share-based payments	–327	–522	–68
TomorrowNow litigation / Loss from discontinued operations	0	0	717
Acquisition-related charges	–555	–537	–448

Operating profit	4,479	4,041	4,884

Other non-operating income/expense, net	–17	–173	–75
Financial income, net	–66	–72	–42

Profit before tax	4,396	3,796	4,767

The research and development expense and general and administration expense presented in the reconciliation differ from the corresponding expenses in the consolidated income statement because the portions of share-based payments-related expenses, restructuring expenses, and acquisition-related expenses that are included in the research and development line item respectively the general and administration expense line item in the income statement, are presented as separate items in the reconciliation.

Geographic Information

The tables below show the geographical breakdown of revenue according to specific criteria:

•

The management view is the geographic revenue breakdown that the SAP Executive Board, SAP’s chief operating decision-maker, uses primarily when reviewing revenue by sales destination. Under this view, the software revenue from a software contract is attributed to the country in which the contract was negotiated. Such reporting presumes that the software contract was negotiated in the country in which the customer is domiciled. The only circumstances in which this presumption is not applied is where there is objective evidence that all contract negotiations took place in a country other than the domicile of the legal entity contracting on the customer’s behalf. Software revenue from a given software contract is always attributed to a single geographical region; in other words, the software revenue is not split between geographical regions. Because cloud subscriptions and support revenue is earned largely from contracts that were negotiated in various periods in the past, it is allocated without exception to the country in which the customer is domiciled.

•	In the presentation by customer location, all revenue is attributed to the country in which the customer is domiciled.

Revenue by Region

Revenue by Region – Management View

Software Revenue by Region

€ millions	2013	2012	2011
EMEA	2,095	2,005	1,852
Americas	1,620	1,774	1,534
APJ	802	879	722
SAP Group	4,516	4,658	4,107

Software Revenue by Location of Negotiation and Cloud Subscription Revenue by Region

€ millions	2013	2012	2011
EMEA	2,212	2,071	1,865
Americas	2,164	1,961	1,539
APJ	837	896	722
SAP Group	5,212	4,928	4,125

Revenue by Region – Location of Customers

Software Revenue by Region

€ millions	2013	2012	2011
EMEA	2,116	2,041	1,851
Americas	1,586	1,733	1,534
APJ	814	884	722
SAP Group	4,516	4,658	4,107

Cloud Subscriptions and Support Revenue by Region

€ millions	2013	2012	2011
EMEA	117	66	13
Americas	544	187	5
APJ	35	17	0
SAP Group	696	270	18

Software and Cloud Subscription Revenue by Region

€ millions	2013	2012	2011
EMEA	2,233	2,107	1,864
Americas	2,130	1,920	1,540
APJ	849	901	722
SAP Group	5,212	4,928	4,125

Software and Software-Related Service Revenue by Region

€ millions	2013	2012	2011
Germany	1,984	1,821	1,726
Rest of EMEA	4,566	4,285	3,803

Total EMEA	6,549	6,106	5,529

United States	3,788	3,537	2,870
Rest of Americas	1,408	1,283	1,088

Total Americas	5,196	4,820	3,958

Japan	556	699	579
Rest of APJ	1,647	1,540	1,253

APJ	2,204	2,239	1,832

SAP Group	13,950	13,165	11,319

Total Revenue by Region

€ millions	2013	2012	2011
Germany	2,505	2,380	2,347
Rest of EMEA	5,381	5,106	4,644

Total EMEA	7,885	7,486	6,991

United States	4,661	4,461	3,699
Rest of Americas	1,705	1,639	1,392

Total Americas	6,366	6,100	5,091

Japan	624	789	652
Rest of APJ	1,939	1,848	1,499

APJ	2,563	2,637	2,151

SAP Group	16,815	16,223	14,233

Non-Current Assets

€ millions	2013	2012
Germany	2,337	2,318
France	2,112	2,120
Rest of EMEA	4,161	3,251

EMEA	8,610	7,689

United States	9,823	10,395
Rest of Americas	123	97

Americas	9,946	10,492

Japan	19	22
Rest of APJ	204	216

APJ	223	238

SAP Group	18,779	18,418

Non-current assets as presented in the table above follow the requirements of IFRS 8 for a geographical breakdown of non-current assets excluding financial instruments, deferred tax assets, post-employment benefits, and rights arising under insurance contracts.

For information about the breakdown of our full-time equivalent employee numbers by region, see Note (7).

(29)	Board of Directors

Executive Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2013
Bill McDermott Co-Chief Executive Officer Strategy, Governance, Business Development, Corporate Development, Sales and Ecosystem Activities Communications and Marketing	Board of Directors, ANSYS, Inc., Canonsburg, Pennsylvania, United States Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Jim Hagemann Snabe Co-Chief Executive Officer Strategy, Governance, Business Development, Corporate Development, Communications and Marketing

Board of Directors, Bang & Olufsen a/s, Stuer, Denmark

Board of Directors, The Danske Bank Group, Copenhagen, Denmark (from March 18, 2013)

Supervisory Board, Siemens AG, Munich, Germany (from October 1, 2013)

Dr. Werner Brandt Chief Financial Officer, Labor Relations Director Finance and Administration including Investor Relations and Data Protection & Privacy Human Resources	Supervisory Board, Deutsche Lufthansa AG, Frankfurt am Main, Germany Supervisory Board, QIAGEN N.V., Venlo, the Netherlands Supervisory Board, RWE AG, Essen, Germany (from April 18, 2013)

Gerhard Oswald

Board Area Scale Quality & Support

SAP Active Global Support, SAP HANA Enterprise Cloud, Cloud Delivery,

Quality Governance & Production, Solution & Knowledge Packaging,

SAP Labs Network (joint leadership with Vishal Sikka)

Dr. Vishal Sikka

Products & Innovation

Global Product Development including SAP HANA, Custom Development,

Design & User Experience, Global Research,

SAP Labs Network (joint leadership with Gerhard Oswald)

Board Members Who Left During 2013

Lars Dalgaard (until May 31, 2013)

Luisa Deplazes Delgado (until June 30, 2013)

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2013
Prof. Dr. h. c. mult. Hasso Plattner2), 4), 5), 7), 8), 9) Chairman	Board of Directors, Bramasol, Inc., San Francisco, California, USA (until July 1, 2013) Supervisory Board, Oligo Lichttechnik GmbH, Hennef, Germany

Christiane Kuntz-Mayr1), 4), 5), 9) Deputy Chairperson Deputy Chairperson of the Works Council at SAP AG

Pekka Ala-Pietilä5), 7), 8) Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Chairman of the Board of Directors, Huhtamäki Oyj, Espoo, Finland

Panagiotis Bissiritsas1), 2), 6) Support Expert

Prof. Anja Feldmann5), 9) Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin

Prof. Dr. Wilhelm Haarmann2), 6), 8), 9) Attorney-at-law, certified public auditor, certified tax advisor Linklaters LLP, Rechtsanwälte, Notare, Steuerberater, Frankfurt am Main, Germany	Chairman of the Supervisory Board, CinemaxX AG, Hamburg, Germany

Margret Klein-Magar1), 2), 5), 8) Vice President, Head of People Principles

Lars Lamadé1), 2), 8), 9) Project Manager OPD COO	Deputy Chairman of the Supervisory Board, Rhein-Neckar-Loewen GmbH, Kronau, Germany

Bernard Liautaud2), 5), 7) General Partner Balderton Capital, London, UK

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Cap Gemini, Paris, France (until October 8, 2013)

Board of Directors, Quickbridge (UK) Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, New York, United States

Board of Directors, Recorded Future, Inc., Cambridge, Massachusetts, United States

Board of Directors, eWise Group, Inc., Redwood City, California, United States

Board of Directors, Qubit Digital Ltd., London, UK

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2013
Dr. h. c. Hartmut Mehdorn4), 6), 9) CEO of FBB, Flughafen Berlin-Brandenburg GmbH, Berlin, Germany	Board of Directors, Air Berlin PLC & Co. Luftverkehrs KG, Berlin (until January 7, 2013) Advisory Board, Fiege-Gruppe, Greven, Germany Board of Directors, RZD – Russian Railways, Moscow, Russia

Dr. Kurt Reiner1), 5), 6) Development Expert

Mario Rosa-Bian1), 4), 9) Project Principal Consultant

Dr. Erhard Schipporeit3), 8) Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung SE, Hanover, Germany

Supervisory Board, Fuchs Petrolub SE, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Board of Directors, TUI Travel PLC, London, UK

Board of Directors, Fidelity Funds SICAV, Luxembourg

Stefan Schulz1), 3), 5), 9) Vice President, IP at HANA Enterprise Cloud	Supervisory Board, ORTEC International Beheer B.V., Zoetermeer, the Netherlands (from June 17, 2013)

Inga Wiele1), 3), 5) Senior Internal Strategic Consultant

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer3), 5) Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Deputy Chairman of the Supervisory Board, HEITEC AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Supervisory Board, LEONI AG, Nuremberg, Germany

Chairman of the Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Information as at December 31, 2013

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

5)	Member of the Company’s Technology and Strategy Committee

6)	Member of the Company’s Finance and Investment Committee

7)	Member of the Company’s Nomination Committee

8)	Member of the Company’s Special Committee

9)	Member of the Company’s People and Organization Committee

The total compensation of the Executive Board members for the years 2013, 2012, and 2011 was as follows:

Executive Board Compensation

€ thousands	2013	2012	2011
Short-term employee benefits	24,728	17,054	20,197
Share-based payment1)	8,603	14,855	4,016

Subtotal1)	33,331	31,909	24,213

Post-employment benefits	1,324	3,263	1,547
thereof defined-benefit	189	1,711	696
thereof defined-contribution	1,135	1,552	850
Termination benefits	0	0	4,125
Other long-term benefits	0	0	4,031

Total1)	34,655	35,172	33,915

1)	Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above are based on the grant date fair value of the restricted share units (RSUs) issued to Executive Board members during the year.

The Executive Board members already received, in 2012, the LTI grants for the years 2012 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are linked to and thus, economically, compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) requires them to be included in the total compensation number for the year of grant. Due to the contract extension for Gerhard Oswald in 2013, an additional grant was triggered during 2013, which relates to the allocations of 2014 and 2015. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the Company.

The share-based payment as defined in section 314 of the German Commercial Code (HGB) amounts to €3,150 thousands (2012: €55,085 thousands) based on the allocations for 2014 and 2015 for Gerhard Oswald which were granted in 2013 in line with the extension of his Executive Board contract. Including this amount, the subtotal Executive Board compensation amounts to €24,110 thousands (2012: €72,138 thousands) and the total Executive Board compensation amounts to €25,434 thousands (2012: €75,401 thousands). These amounts differ from the amounts shown in the table above, since the amounts in the table above are based on the LTI tranches that were allocated to each of the respective years, rather than are based on the grant date as defined under section 314 of the German Commercial Code (HGB).

Share-Based Payment for Executive Board Members

	2013	2012	2011
Number of RSUs granted	152,159	326,432	0
Number of stock options granted	0	0	475,227
Total expense in € thousands	–8,596	57,429	4,420

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The projected benefit obligation (PBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2013	2012	2011
PBO December 31	9,077	8,889	7,291
Annual pension entitlement	452	429	437

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 21, 2014, the total annual compensation of the Supervisory Board members for 2013 is as follows:

Supervisory Board Compensation

€ thousands	2013	2012	2011
Total compensation	2,966	2,981	3,028
thereof fixed compensation	870	901	874
thereof committee remuneration	416	340	465
thereof variable compensation	1,680	1,741	1,688

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

The total compensation of all Supervisory Board members in 2013 for work for SAP excluding compensation relating to the office of Supervisory Board member was €1,176 thousands (2012: €1,084 thousands; 2011: €1,688 thousands).

During the fiscal year 2013, payments to and PBO for former Executive Board members were as follows:

Payments to / PBO for Former Executive Board Members

€ thousands	2013	2012	2011
Pension benefits	1,387	1,360	1,346
PBO	29,181	30,551	25,267

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2013, 2012, or 2011.

On December 31, 2013, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares	2013	2012	2011
Executive Board	30,201	35,271	20,569
Supervisory Board	119,316,444	121,363,858	121,524,139

(30)	Related Party Transactions

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

Companies controlled by Hasso Plattner, chairman of our Supervisory Board and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, selling a piece of land to SAP, receiving sport sponsoring from SAP, making purchases of SAP products and services. In the prior year, this also included purchasing an entity through an asset deal from a company indirectly held by him.

Christiane Kuntz-Mayr, vice chairperson of the SAP Supervisory Board, acts as a manager of family & kids @ work gemeinnützige UG (“family & kids @ work”). Family & kids @ work is supported financially by SAP.

Wilhelm Haarmann practiced as a partner in the law firm HAARMANN Partnerschaftsgesellschaft in Frankfurt am Main, Germany, until February 2013. In February 2013, he became a partner in Linklaters LLP. SAP occasionally purchased and purchases legal and similar services from both of these firms.

All amounts related to the above mentioned transactions were immaterial to SAP in all periods presented.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (29).

(31)	Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on June 4, 2013, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2013. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2013 and the previous years:

Fees for Audit and Other Professional Services

	2013			2012			2011
€ millions	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	2	7	9	2	8	10	2	7	9
Audit-related fees	1	0	1	2	0	2	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	3	7	10	4	8	12	2	7	9

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

(32)	Subsequent Events

No events that have occurred since December 31, 2013, have a material impact on the Company’s Consolidated Financial Statements.

(33)	Subsidiaries, Associates, and Other Equity Investments

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Ariba Deutschland GmbH, Frankfurt am Main	100.0	4,280	103	1,202	22
hybris GmbH, Munich5)	100.0	26,330	3,007	32,234	217
OutlookSoft Deutschland GmbH, Walldorf	100.0	—	0	3	—
SAP Beteiligungs GmbH, Walldorf	100.0	3	3	53	—
SAP Business Compliance Services GmbH, Siegen	100.0	4,797	363	1,089	38
SAP Deutschland AG & Co. KG, Walldorf8),10)	100.0	3,050,364	516,247	1,321,646	4,716
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf9),10)	100.0	—	–20,479	541,342	—
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf9),10)	100.0	—	–3	804,844	—
SAP Foreign Holdings GmbH, Walldorf	100.0	—	–193	88	—
SAP Fünfte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf10)	100.0	—	2,849	2,325,861	—
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	—	0	26	—
SAP Portals Europe GmbH, Walldorf	100.0	—	–8	124,191	—
SAP Portals Holding Beteiligungs GmbH, Walldorf	100.0	—	–46	930,081	—
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf9),10)	100.0	—	–949	323,875	—
SAP Puerto Rico GmbH, Walldorf	100.0	34,127	–2,779	–5,773	20
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	—	–4,339	9,516	—
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf10)	100.0	—	0	25	—
SAP Ventures Investment GmbH, Walldorf	100.0	—	1	58,030	—
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf	100.0	—	0	24	—
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf9),10)	100.0	—	–101,699	–126,334	—
SuccessFactors Germany GmbH, Garching	100.0	17,663	306	812	78
TechniData GmbH, Markdorf	100.0	117	639	29,703	—

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa	100.0	—	261	1,306	—
Ariba Belgium N.V., Heverlee, Belgium	100.0	1,653	68	1,405	8
Ariba Czech s.r.o., Prague, Czech Republic	100.0	8,294	210	1,666	158
Ariba France, SAS, Paris, France	100.0	11,228	602	3,436	53
Ariba Iberia, S.L., Madrid, Spain	100.0	1,778	74	716	12
Ariba International Sweden AB, Stockholm, Sweden	100.0	2,025	86	340	7
Ariba Italia SRL, Rome, Italy	100.0	1,589	12	–726	10
Ariba Middle East & North Africa FZ-LLC, Dubai, United Arab Emirates	100.0	550	31	53	2
Ariba Slovak Republic s.r.o., Kosice, Slovakia	100.0	1,601	62	396	36
Ariba Switzerland GmbH, Zurich, Switzerland	100.0	1,039	49	1,059	6
Ariba Technologies Ireland Ltd., Dublin, Ireland	100.0	986	41	–56	11
Ariba Technologies Netherlands B.V., Amsterdam, the Netherlands	100.0	1,262	70	6,228	5
Ariba UK Limited, Egham, United Kingdom11)	100.0	14,567	604	6,400	63
b-process, Paris, France	100.0	12,538	–1,204	–4,556	46
Business Objects (UK) Limited, London, United Kingdom11)	100.0	—	–29,936	319	—
Business Objects Holding B.V., ’s-Hertogenbosch, the Netherlands	100.0	—	59	4,284	—
Business Objects Software Limited, Dublin, Ireland	100.0	902,168	499,289	4,774,388	245
Christie Partners Holding C.V., Rotterdam, the Netherlands	100.0	—	–2	–21,828	—
Crossgate UK Ltd., Slough, United Kingdom11)	100.0	—	—	—	—
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	—	0	44,543	—
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0	—	–4	77,725	—
Crystal Decisions UK Limited, London, United Kingdom11)	100.0	—	0	2,206	—
Epista Software A/S, Copenhagen, Denmark	100.0	3,040	871	5,849	12
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa	100.0	–13	3	–786	—
hybris AG, Rotkreuz, Switzerland5)	100.0	51,536	–22,800	1,057,690	24
hybris Austria GmbH, Vienna, Austria5)	100.0	718	–116	–167	4
hybris France SAS, Levallois-Perret, France5)	100.0	5,418	–1,048	1,506	24
hybris Netherlands BV, Amsterdam, the Netherlands5)	100.0	1,575	–121	5,750	9
hybris Software AB, Västerås, Sweden5)	100.0	1,239	–598	8,716	9

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
hybris Sp.z.o.o., Gliwice, Poland5)	100.0	2,870	576	540	121
hybris UK Ltd., London, United Kingdom5)	100.0	11,281	–31	20,878	60
Joe D Partners C.V., Utrecht, the Netherlands	100.0	160,869	3,084	454,937	—
KXEN Ltd., London, United Kingdom5)	100.0	34	–200	–1,247	3
KXEN SAS, Suresnes, France5)	100.0	1,170	–443	–530	42
Limited Liability Company “SAP Labs”, Moscow, Russia	100.0	9,616	38	976	114
Limited Liability Company “SAP CIS”, Moscow, Russia	100.0	445,093	14,227	81,046	834
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	20,234	–1,122	3,814	23
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	35,415	–1,012	–3,669	96
Merlin Systems Oy, Espoo, Finland	100.0	9,967	230	3,300	31
NL Quotaholder 1 B.V., Amsterdam, the Netherlands	100.0	—	—	—	—
NL Quotaholder 2 B.V., Amsterdam, the Netherlands	100.0	—	—	—	—
OOO hybris Software, Moscow, Russia5)	100.0	290	11	193	4
Plateau Systems UK Ltd., Guildford, United Kingdom	100.0	—	–6	–7,163	—
Quadrem Africa Pty. Ltd., Johannesburg, South Africa4)	100.0	1,026	–236	–747	99
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	35,580	–2,479	51,819	4
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0	—	—	—	—
SAP Nederland B.V., ’s-Hertogenbosch, the Netherlands	100.0	461,938	30,690	444,768	447
SAP – NOVABASE, A.C.E., Porto Salvo, Portugal	66.7	—	—	—	—
SAP (Schweiz) AG, Biel, Switzerland	100.0	646,567	84,175	189,327	615
SAP (UK) Limited, Feltham, United Kingdom	100.0	817,002	71,681	53,687	1,266
SAP Belgium NV/SA, Brussels, Belgium	100.0	205,283	5,751	125,761	248
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0	2,991	349	1,228	1
SAP Business Services Center Europe s.r.o., Prague, Czech Republic	100.0	28,629	428	7,408	454
SAP Business Services Center Nederland B.V., Utrecht, the Netherlands	100.0	226,727	7,581	47,565	20
SAP Commercial Services Ltd., Valletta, Malta	100.0	—	0	–17	—
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	77,415	4,342	12,912	255
SAP Cyprus Ltd, Nicosia, Cyprus	100.0	3,045	–191	–2,274	2
SAP d.o.o., Zagreb, Croatia	100.0	7,251	194	–574	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	165,362	12,769	22,120	164
SAP East Africa Limited, Nairobi, Kenya5)	100.0	—	6	2,502	—

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Egypt LLC, Cairo, Egypt	100.0	10,362	–3,475	–10,554	57
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	14,020	285	3,119	97
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	257,656	14,090	224,996	407
SAP Estonia OÜ, Tallinn, Estonia	100.0	2,216	–67	289	1
SAP Finland Oy, Espoo, Finland	100.0	114,921	6,413	63,879	109
SAP France Holding, Paris, France	100.0	873	36,109	5,169,074	3
SAP France, Paris, France	100.0	866,137	173,827	1,508,230	1,413
SAP Hellas S.A., Athens, Greece	100.0	27,699	1,191	11,208	51
SAP Holdings (UK) Limited, Feltham, United Kingdom5)	100.0	—	–15,993	731,275	—
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	45,664	1,462	15,049	411
SAP Ireland Limited, Dublin, Ireland	100.0	702	41	9,725	—
SAP Ireland US-Financial Services Ltd., Dublin, Ireland	100.0	200	353,089	4,766,140	3
SAP Israel Ltd., Ra’anana, Israel	100.0	36,288	1,843	3,516	56
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy	100.0	372,780	16,071	297,860	537
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	24,595	775	4,947	475
SAP Labs Finland Oy, Espoo, Finland	100.0	6,515	160	41,517	45
SAP Labs France SAS, Mougins, France	100.0	57,194	2,861	18,638	350
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	52,368	2,021	17,495	338
SAP Latvia SIA, Riga, Latvia	100.0	2,229	38	–185	3
SAP Malta Investments Ltd., Valletta, Malta	100.0	—	0	–17	—
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates6)	49.0	167,892	–36,717	–55,309	337
SAP Nederland Holding B.V., ’s-Hertogenbosch, the Netherlands	100.0	—	2	521,916	—
SAP Norge AS, Lysaker, Norway	100.0	89,951	3,523	22,322	89
SAP Österreich GmbH, Vienna, Austria	100.0	192,649	19,746	25,229	347
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	63,228	3,985	22,358	107
SAP Portals Israel Ltd., Ra’anana, Israel	100.0	61,812	21,101	75,890	214
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	70,026	7,327	18,136	207
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	4,284	549	1,306	7

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Romania SRL, Bucharest, Romania	100.0	27,044	2,298	5,311	270
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0	44,426	3,561	37,416	50
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0	36,862	–25,350	–24,698	81
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	80,598	2,899	34,430	884
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	13,920	844	3,561	22
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	37,036	2,532	15,373	180
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	166,507	7,525	15,933	154
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0	4,532	–254	–437	36
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	78,245	–10,007	10,138	155
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	2,491	106	–58	3
SAPV (Mauritius), Ebene, Mauritius7)	0	—	258	22,932	—
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	16,177	2,389	7,595	29
SuccessFactors (UK) Limited, London, United Kingdom	100.0	20,662	1,610	2,255	100
SuccessFactors Denmark ApS, Copenhagen, Denmark	100.0	1,687	171	279	4
SuccessFactors France SAS, Paris, France	100.0	9,109	290	573	45
SuccessFactors Ireland Limited, Dublin, Ireland	100.0	773	32	77	6
SuccessFactors Italy SRL, Milan, Italy	100.0	1,507	44	71	5
SuccessFactors Netherlands B.V., Amsterdam, the Netherlands	100.0	5,071	359	16,926	22
SuccessFactors Schweiz GmbH, Zurich, Switzerland	100.0	3,620	–257	–388	7
Sybase (UK) Limited, Maidenhead, United Kingdom11)	100.0	0	–4	327	—
Sybase France SARL, Paris, France	100.0	46,272	4,754	12,919	—
Sybase Iberia S.L., Madrid, Spain	100.0	—	2	65,920	—
Sybase South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	—	38	75	—
Syclo International Limited, Leatherhead, United Kingdom11)	100.0	510	977	0	—
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa	100.0	81,563	10,920	23,403	39

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	—	3,146	62,455	—
Systems Applications Products Nigeria Limited, Abuja, Nigeria	100.0	16,604	–907	2,953	43
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	227,424	–12,240	–5,707	455
The Infohrm Group Ltd., London, United Kingdom	100.0	88	223	–245	—
TomorrowNow (UK) Limited, Feltham, United Kingdom11)	100.0	—	0	0	—
TomorrowNow Nederland B.V., Amsterdam, the Netherlands	100.0	—	–9	–3,301	—
AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	—	0	15,150	—
Alliente, Inc., Pittsburgh, Pennsylvania, USA	100.0	—	—	—	—
Ariba Canada, Inc., Mississauga, Canada	100.0	3,094	129	1,214	21
Ariba Holdings, Inc., Grand Cayman, Cayman Islands	100.0	—	—	—	—
Ariba, Inc., Sunnyvale, California, USA	100.0	299,460	–92,369	3,093,731	1,245
Ariba International Holdings, Inc., Wilmington, Delaware, USA	100.0	—	—	—	—
Ariba International, Inc., Wilmington, Delaware, USA	100.0	7,405	301	–1,722	43
Ariba Investment Company, Inc., Wilmington, Delaware, USA	100.0	—	2,638	210,474	—
Business Objects Argentina S.R.L., Buenos Aires, Argentina	100.0	—	0	49	—
Business Objects Option LLC, Wilmington, Delaware, USA	100.0	–33	2,032	63,668	—
Camilion Solutions, Inc., Markham, Canada5)	100.0	9,364	–3,017	31,701	114
Cube Tree LLC, San Mateo, California, USA	100.0	505	492	680	—
Extended Systems, Inc., Boise, Idaho, USA	99.0	—	32	16,513	—
Financial Fusion, Inc., Concord, Massachusetts, USA	100.0	—	—	—	—
FreeMarkets International Holdings Inc. de Mexico, de S. de R.L. de C.V., Mexico City, Mexico	100.0	—	—	–60	—
FreeMarkets Ltda., São Paulo, Brazil	100.0	52	–376	–464	—
hybris Canada, Inc., Montréal, Canada5)	100.0	13,492	723	254	244
hybris Software Brasil Ltda., Morumbi, Brazil5)	100.0	23	–389	–821	4
hybris (US) Corp., Wilmington, Delaware, USA5)	100.0	28,138	1,400	25,043	125

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
iAnywhere Solutions, Inc., Dublin, California, USA	99.0	75,212	36,253	172,933	43
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA	100.0	—	0	66	—
Jam Acquisition II LLC, San Mateo, California, USA	100.0	200	200	178	—
Jobs2Web, Inc., Minnetonka, Minnesota, USA	100.0	2,897	2,637	2,482	—
KXEN, Inc., San Francisco, California USA5)	100.0	531	–651	21,199	11
Plateau Systems LLC, Arlington, Virginia, USA	100.0	4,564	3,972	5,603	—
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0	23,672	2,001	7,370	175
Quadrem Canada Ltd., Mississauga, Canada	100.0	923	102	506	8
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0	13,566	–677	1,732	187
Quadrem Colombia SAS, Bogotá, Colombia	100.0	240	–26	–33	3
Quadrem International Ltd., Hamilton, Bermuda	100.0	—	826	69,569	—
Quadrem Mexico S. de R. de C.V., Mexico City, Mexico	100.0	360	2	–38	3
Quadrem Peru S.A.C., Lima, Peru	100.0	2,803	–1,346	–2,105	89
Quadrem U.S., Inc., Plano, Texas, USA	100.0	—	—	—	—
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,530,473	114,589	4,992,376	5,819
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	14,481	–53,041	–35,312	26
SAP Argentina S.A., Buenos Aires, Argentina	100.0	172,462	–14,424	4,773	618
SAP Brasil Ltda, São Paulo, Brazil	100.0	553,602	–12,986	43,000	1,441
SAP Canada, Inc., Toronto, Canada	100.0	708,115	50,265	470,548	2,201
SAP Chile Limitada, Santiago, Chile	100.0	—	1,015	13,618	—
SAP Colombia SAS, Bogotá, Colombia	100.0	129,544	–5,209	–15,589	216
SAP Costa Rica, S.A., San José, Costa Rica	100.0	14,550	–4,394	–4,404	13
SAP Financial, Inc., Toronto, Canada	100.0	—	25,202	6,738	—
SAP Global Marketing, Inc., New York, New York, USA	100.0	276,915	1,148	24,311	543
SAP HANA Real Time Fund, Wilmington, Delaware, USA7)	0	—	–904	–1,292	—
SAP Industries, Inc., Newtown Square, Pennsylvania, USA	100.0	468,227	40,420	396,489	446
SAP International, Inc., Miami, Florida, USA	100.0	29,221	–3,806	8,615	65
SAP International PANAMA S.A., Panama City, Panama5)	100.0	234	–30	334	2
SAP Investments, Inc., Wilmington, Delaware, USA	100.0	—	25,169	666,458	—
SAP LABS, LLC, Palo Alto, California, USA	100.0	545,498	10,662	221,018	2,184

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP México S.A. de C.V., Mexico City, Mexico	100.0	306,180	8,737	–18,242	569
SAP National Security Services, Inc., Newtown Square, Pennsylvania, USA	100.0	178,593	35,723	173,364	268
SAP PERU S.A.C., Lima, Peru	100.0	29,648	–3,248	4,846	55
SAP Public Services, Inc., Washington, D.C., USA	100.0	288,791	13,780	256,245	202
SAP Technologies Inc., Palo Alto, California, USA	100.0	—	—	—	—
SAP Ventures Fund I, L.P., Wilmington, Delaware, USA7)	0	—	31,690	110,261	—
SAP Ventures Fund II, L.P., Wilmington, Delaware, USA5), 7)	0	—	–2,630	–2,584	—
SuccessFactors, Inc., San Mateo, California, USA	100.0	413,455	–173,389	2,406,889	1,373
SuccessFactors Brasil Consultoria e Assistência em Vendas Limitada, São Paulo, Brazil	100.0	6,571	–332	–272	28
SuccessFactors Canada Inc., Ottawa, Canada	100.0	8,564	254	580	33
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0	—	—	208	—
SuccessFactors de México, S. de R.L. de C.V., Mexico City, Mexico	100.0	4,175	138	155	19
SuccessFactors International Holdings, LLC, San Mateo, California, USA	100.0	—	—	102	—
SuccessFactors International Services, Inc., San Mateo, California, USA	100.0	3,486	168	286	7
SuccessFactors Middle East Holdings, LLC, San Mateo, California, USA	100.0	—	—	—	—
Surplus Record, Inc., Chicago, Illinois, USA	100.0	3,006	755	7,757	—
Sybase 365 LLC, Dublin, California, USA	100.0	101,570	1,192	57,218	116
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0	—	0	–908	—
Sybase Argentina S.A., Buenos Aires, Argentina	100.0	—	–112	703	—
Sybase Global LLC, Dublin, California, USA	100.0	—	—	7,064	—
Sybase Intl Holdings LLC, Dublin, California, USA	100.0	—	0	11,346	—
Sybase, Inc., Dublin, California, USA	100.0	547,633	252,904	4,375,352	1,031
The Inforhrm Group, Inc., Washington, Columbia, USA	100.0	34	–6	–24	—
TomorrowNow, Inc., Bryan, Texas, USA	100.0	—	–1,454	–179,441	3
YouCalc, Inc., San Mateo, California, USA	100.0	—	—	—	—
ASIA PACIFIC JAPAN
Ariba (China) Limited, Hong Kong, China	100.0	—	—	—	—
Ariba Australia Pty Ltd., Sydney, Australia	100.0	—	–21	–1	—

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba India Pvt. Ltd., Gurgaon, India	100.0	4,707	708	2,299	42
Ariba International Singapore Pte. Ltd., Singapore, Singapore	100.0	4,125	63	–4,894	19
Ariba Software Technology Services (Shanghai) Co. Ltd., Shanghai, China	100.0	828	10	592	2
Ariba Technologies India Pvt. Ltd., Bangalore, India	100.0	18,948	1,716	6,233	561
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China6)	0	1,032	–2	849	7
Business Objects Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	—	–2	238	—
Business Objects Software (Shanghai) Co. Ltd., Shanghai, China	100.0	6,746	354	7,846	84
hybris Australia Pty Limited, Surry Hills, Australia5)	100.0	2,638	199	232	18
hybris Hong Kong Ltd., Hong Kong, China5)	100.0	1,579	528	510	8
hybris Japan K.K., Tokyo, Japan5)	100.0	972	195	–111	7
hybris Korea Ltd., Seoul, South Korea5)	100.0	545	–1,148	–292	3
Nihon Ariba K.K., Tokyo, Japan	100.0	2,332	136	1,426	13
Plateau Systems Australia Ltd, Brisbane, Australia	100.0	—	—	–710	—
Plateau Systems Pte. Ltd., Singapore, Singapore	100.0	—	—	–469	—
PT SAP Indonesia, Jakarta, Indonesia	99.0	50,527	3,289	2,690	55
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0	0	–44	278	—
Quadrem Asia Pte. Ltd., Singapore, Singapore	100.0	63	7	119	—
Quadrem Australia Pty Ltd., Brisbane, Australia	100.0	3,754	315	971	21
Quadrem China Ltd., Hong Kong, China	100.0	—	—	13	—
Right Hemisphere Ltd., Auckland, New Zealand	100.0	1,538	1,647	5,739	—
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China	100.0	81	7	–921	1
SAP (Beijing) Software System Co. Ltd., Beijing, China	100.0	544,297	–10,691	24,902	3,697
SAP Asia Pte Ltd, Singapore, Singapore	100.0	360,926	7,880	84,461	1,023
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam	100.0	1,449	24	538	42
SAP Australia Pty Ltd, Sydney, Australia	100.0	479,267	25,552	243,608	770
SAP Hong Kong Co. Limited, Hong Kong, China	100.0	55,271	–905	–1,276	87
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0	—	–7	275	—
SAP India Private Limited, Bangalore, India	100.0	383,854	36,544	212,004	1,892
SAP Japan Co. Ltd., Tokyo, Japan	100.0	620,435	32,575	412,555	1,050
SAP Korea Ltd., Seoul, South Korea	100.0	202,190	7,879	25,871	313

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Labs India Private Limited, Bangalore, India	100.0	184,569	3,010	711	4,632
SAP Labs Korea, Inc., Seoul, South Korea	100.0	13,968	439	17,388	125
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	92,273	4,885	25,849	117
SAP New Zealand Limited, Auckland, New Zealand	100.0	73,758	6,272	41,068	97
SAP Philippines, Inc., Makati, Philippines	100.0	34,754	–705	1,816	44
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand4)	100.0	68,015	–275	11,303	60
SAP Taiwan Co. Ltd., Taipei, Taiwan	100.0	59,114	4,723	34,776	84
Shanghai SuccessFactors Software Technology Co., Ltd., Shanghai, China	100.0	11,418	288	1,038	166
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0	2,100	–60	56	82
SuccessFactors Asia Pacific Limited, Hong Kong, China	100.0	5	0	212	—
SuccessFactors Australia Holdings Pty Ltd., Brisbane, Australia	100.0	—	–4,795	9,592	—
SuccessFactors Australia Pty Limited, Brisbane, Australia	100.0	20,413	2,475	36,112	94
SuccessFactors Business Solutions India Private Limited, Bangalore, India	100.0	7,798	353	636	167
SuccessFactors Hong Kong Limited, Hong Kong, China	100.0	2,755	105	184	11
SuccessFactors Japan K.K., Tokyo, Japan	100.0	3,001	–143	–15	14
SuccessFactors Korea Ltd., Seoul, South Korea	100.0	23	1	35	—
SuccessFactors Singapore Pte. Ltd., Singapore, Singapore	100.0	3,150	141	217	11
Sybase Australia Pty Ltd, Sydney, Australia	100.0	—	–17,015	107	—
Sybase Hong Kong Ltd, Hong Kong, China	100.0	—	74	422	—
Sybase India Ltd., Mumbai, India	100.0	—	–9	2,112	—
Sybase Philippines, Inc., Makati City, Philippines	100.0	—	15	–8	—
Sybase Software (China) Co. Ltd., Beijing, China	100.0	33,119	1,026	17,265	331
Sybase Software (India) Private Ltd, Mumbai, India	100.0	17,269	1,110	8,382	219
TomorrowNow Australia Pty Ltd, Sydney, Australia	100.0	—	–1	—	—
TomorrowNow Singapore Pte Ltd, Singapore, Singapore	100.0	—	–7	—	—
II. INVESTMENTS IN ASSOCIATES
Alteryx, Inc., Irvine, California, USA	15.42	21,168	–4,781	–728	171
China DataCom Corporation Limited, Guangzhou, China	28.30	47,689	4,456	37,361	1,049

As at December 31, 2013	Ownership3)	Total Revenue in 20131)	Profit/Loss (-) after Tax for 20131)	Total Equity as at 12/31/20131)	Number of Employees as at 12/31/20132)
Name and Location of Company	%	€(000)	€(000)	€(000)
Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands12)	5.35	497	–822	285,845	—
Original1 GmbH, Frankfurt am Main, Germany13)	40.00	—	—	—	—
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00	23,033	1,063	12,655	—

1)

These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2013, including managing directors, in FTE.

3)	No changes in ownership percentage unless otherwise specified in the footnotes.

4)

During the year 2013, SAP’s ownership of the following subsidiary changed: SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand (2012: 49%); Quadrem Africa Pty. Ltd., Johannesburg, South Africa (2012: 49%).

5)	Consolidated for the first time in 2013.

6)	Agreements with the other shareholders provide that SAP AG fully controls the entity.

7)

SAP AG does not hold any ownership interests in four structured entities, SAPV (Mauritius), SAP HANA Real Time Fund, SAP Ventures Fund I, L.P. and SAP Ventures Fund II, L.P. However, based on the terms of limited partnership agreements under which these entities were established, SAP AG is exposed to the majority of the returns related to their operations and has the current ability to direct these entities’ activities that affect these returns, in accordance with IFRS 10. Accordingly, the results of operations are included in SAP’s consolidated financial statements.

8)	Entity whose personally liable partner is SAP AG.

9)	Entity with profit and loss transfer agreement.

10)

Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

11)

Pursuant to sections 479A to 479C of the UK Companies Act 2006 the subsidiaries are exempt from having their financial statements audited on the basis that SAP AG has provided a guarantee of these subsidiaries’ liabilities in respect of their financial year ended 31 December 2013.

12)

Greater Pacific Capital (Cayman) is part of a fund-of-funds concept acting as one of the feeder-funds to the partnership. There are neither financial statements for the year ended December 31, 2013 nor budget or forecast available hence the information provided is based on the audited financial statements for the year ended December 31, 2012.

13)	Original1 GmbH is in liquidation and it has not been deregistered from the commercial register yet.

As at December 31, 2013
Name and Location of Company
III. OTHER EQUITY INVESTMENTS (ownership of 5% or more)
Alchemist Accelerator Fund I LLC, San Francisco, California, USA
All Tax Platform – Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners L.P., Cambridge, Massachusetts, USA
ArisGlobal Holdings LLC, Stamford, Connecticut, USA
Connectiva Systems, Inc., New York, New York, USA
Convercent, Inc., Denver, Colorado, USA
Data Collective II L.P., San Francisco, California, USA
EIT ICT Labs GmbH, Berlin, Germany
Five 9, Inc., San Ramon, California, USA
Follow Analytics, Inc., San Francisco, California, USA
GK Software AG, Schöneck, Germany
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
JasperSoft Corporation, San Francisco, California, USA
Lavante, Inc., San José, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
Narrative Science, Inc., Chicago, Illinois, USA
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
Patent Quality, Inc., Bellevue, Washington, USA
PayScale, Inc., Seattle, Washington, USA
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Post for Systems, Cairo, Egypt
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
Vendavo, Inc., Mountain View, California, USA