Form 20-F
period 2014-12-31
SAP SE
filed 2015-03-20
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 1-14251

SAP SE

(Exact name of Registrant as specified in its charter)

SAP EUROPEAN COMPANY

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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2014)**

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

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No   ☑

*	Listed not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.
**	Including 33.274.852 treasury shares.

i

ii

INTRODUCTION

SAP SE is a European Company (Societas Europaea, or “SE”) and is referred to in this report, together with its subsidiaries, as SAP, or as “Company,” “Group,” “we,” “our,” or “us.” Our Consolidated Financial Statements included in “Item 18. Financial Statements” in this report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, referred to as IFRS throughout this report.

In this report: (i) references to “US$,” “$,” or “dollars” are to U.S. dollars; (ii) references to “€” or “euro” are to the euro. Our financial statements are denominated in euros, which is the currency of our home country, Germany. Certain amounts that appear in this report may not add up because of differences due to rounding.

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2014, which was US$1.2101 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under IFRS and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information – Exchange Rates.” On March 6, 2015, the Noon Buying Rate for converting euro to dollars was US$1.0855 per €1.00.

Unless the context otherwise requires, references in this report to ordinary shares are to SAP SE’s ordinary shares, without nominal value. References in this report to “ADRs” are to SAP SE’s American Depositary Receipts, each representing one SAP ordinary share. References in this report to “ADSs” are to SAP SE’s American Depositary Shares, which are the deposited securities evidenced by the ADRs.

SAP, ABAP, Adaptive Server, Advantage Database Server, Afaria, Ariba, Business ByDesign,

BusinessObjects, ByDesign, Concur, Crystal Reports, ExpenseIt, Fieldglass, GDSX, hybris, PartnerEdge, PowerBuilder, PowerDesigner, Quadrem, R/3, Replication Server, SAP BusinessObjects Explorer, SAP Business Workflow, SAP EarlyWatch, SAP Fiori, SAP HANA, SAP Jam, SAP Lumira, SAP NetWeaver, SAP S/4HANA, SAPPHIRE, SAPPHIRE NOW, Smart Expense, SQL Anywhere, Sybase, SuccessFactors, The Best-Run Businesses Run SAP, TravelTrax, TripIt, TripLink, TwoGo, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

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

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results (IFRS) section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements, the Expected Developments section, the Risk Factors section, and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Annual Report should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

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

PERFORMANCE MANAGEMENT SYSTEM

We use various performance measures to help manage our performance with regard to our primary financial goals, which are growth and profitability, and our primary non-financial goals, which are customer loyalty and employee engagement. We view growth and profitability as indicators for our current performance, while customer loyalty and employee engagement are indicators for our future performance.

Measures We Use to Manage Our Financial Performance

Measures We Use to Manage Our Operating Financial Performance

In 2014, we used the following key measures to manage our operating financial performance:

Cloud subscriptions and support revenue (non-IFRS):    This revenue driver comprises the main revenues of our fast-growing cloud business. We generate cloud subscriptions and support revenue (non-IFRS) when we provide software and the respective support for delivery in the cloud. We use the measure cloud subscriptions and support revenue both at actual currency and at constant currency.

Software and software-related service (SSRS) revenue (non-IFRS):    We use SSRS revenue (non-IFRS) and constant currency SSRS revenue (non-IFRS) to measure our revenue growth. Our SSRS revenue includes cloud subscriptions and support revenue plus software and related support revenue. Cloud subscriptions and support revenue and software revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers that buy software licenses also enter into maintenance contracts, and these generate recurring software-related service revenue in the form of support revenue after the software sale. Maintenance contracts cover support services and software updates and enhancements. Software revenue as well as cloud subscriptions and support revenue also tend to stimulate service revenue from consulting and training sales.

New and upsell bookings:    For our cloud activities, we also look at new and upsell bookings. This measure reflects the committed order entry of a given period from new customers and from incremental purchases by existing customers for offerings that generate cloud subscription revenue. Thus, it is an indicator for cloud-related sales success in a period and for secured future cloud subscription revenue. We focus primarily on the average contract value variant of the new and upsell bookings measure that considers annualized amounts for multiyear contracts. Additionally, we monitor the total contract value variant of the new and upsell bookings measure that considers the total committed order entry amounts regardless of the contract durations. There are no comparable IFRS measures for these bookings metrics.

Operating profit (non-IFRS)/operating margin (non-IFRS):    We use operating profit (non-IFRS)/operating margin (non-IFRS) and constant currency operating profit (non-IFRS)/operating margin (non-IFRS) to measure our overall operational process efficiency and overall business performance. Operating margin (non-IFRS) is the ratio of our operating profit (non-IFRS) to total revenue (non-IFRS), expressed as a percentage. See below for more information on the IFRS and non-IFRS measures we use.

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

Operating, investing, and financing cash flows and free cash flow:    Our consolidated statement of cash flows provides insight as to how we generated and used cash and cash equivalents. When used in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes of our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows in order to adapt to changing circumstances and opportunities. We use our free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment.

Measures We Use to Manage Our Non-Financial Performance

In 2014, we used the following key measures to manage our non-financial performance in the areas of employee engagement and customer loyalty:

Employee Engagement Index:    We use the employee engagement index to measure the motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. The index is derived from surveys conducted among our employees. With this measure, we recognize that we can achieve our growth strategy with engaged employees only.

Customer Net Promoter Score (NPS):    This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our customer survey. Conducted each year, this survey identifies, on a scale of 0–10, whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP – those who give us a score of 9 or 10 on a scale of 0 to 10. We then subtract the percentage of “detractors” – those who give us a score of 0 to 6. The method ignores “passives,” who give us a score of 7 or 8. In addition to our on-premise customers, in 2014 for the first time we included Ariba, SuccessFactors and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

Value-Based Management

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our other planning and controlling processes, including a multiyear plan through 2020. We identify future growth and profitability drivers at a highly aggregated level. This process is intended to identify the best areas in which to target sustained investment. Next, we evaluate our multiyear plans for our support and development functions and break down the customer-facing plans by sales region. Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our strategic goals, and to identify any deviations from plan. We continuously monitor the concerned units in the Group to analyze these developments and define any appropriate actions.

Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

As in previous years, we provided our 2014 financial outlook on the basis of certain non-IFRS measures. Therefore, this report contains a non-IFRS based comparison of our actual performance in 2014 against our outlook in the Performance Against Outlook for 2014 (Non-IFRS) section.

Reconciliations of IFRS to Non-IFRS Financial Measures for 2014 and 2013

The following table reconciles our IFRS financial measures to the respective and most comparable non-IFRS financial measures of this report for each of 2014 and 2013. Due to rounding, the sum of the numbers presented in this table might not precisely equal the totals we provide.

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years Ended December 31

€ millions, unless otherwise stated
	2014					2013
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS
Revenue measures
Cloud subscriptions and support	1,087	14	1,101	–3	1,098	696	61	757
Software	4,399	0	4,399	0	4,399	4,516	2	4,518
Support	9,368	5	9,373	114	9,487	8,738	19	8,756
Software and support	13,767	5	13,773	113	13,886	13,254	21	13,275
Software and software-related service revenue	14,855	19	14,874	110	14,984	13,950	82	14,032
Professional services and other service revenue	2,706	0	2,706	32	2,738	2,865	0	2,865

Total revenue	17,560	19	17,580	142	17,722	16,815	82	16,897

Operating expense measures
Cost of software and software-related services	–2,894	350	–2,543			–2,629	364	–2,265
Cost of professional services and other services	–2,379	121	–2,258			–2,402	123	–2,278
Total cost of revenue	–5,272	471	–4,801			–5,031	487	–4,543
Gross profit	12,288	490	12,778			11,784	570	12,354
Research and development	–2,331	127	–2,204			–2,282	120	–2,162
Sales and marketing	–4,304	170	–4,134			–4,131	205	–3,926
General and administration	–892	86	–806			–866	70	–796
Restructuring	–126	126	0			–70	70	0
TomorrowNow and Versata litigation	–309	309	0			31	–31	0
Other operating income/expense, net	4	0	4			12	0	12

Total operating expenses	–13,230	1,288	–11,942	–152	–12,093	–12,336	921	–11,415

Operating profit measures
Operating profit	4,331	1,307	5,638	–9	5,628	4,479	1,003	5,482
Operating margin (in %)	24.7		32.1		31.8	26.6		32.4

Explanation of Non-IFRS Measures

We disclose certain financial measures, such as revenue (non-IFRS), operating expenses (non-IFRS), operating profit (non-IFRS), operating margin (non-IFRS), earnings per share (non-IFRS), deferred revenue (non-IFRS), and calculated cloud billings measures (non-IFRS), as well as constant currency revenue, expense, profit, deferred revenue, and calculated cloud billings measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for or superior to, our IFRS financial measures.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results or – in the case of calculated cloud billings (non-IFRS) – management uses the measures to anticipate metrics that investors use. We use the revenue (non-IFRS) and profit (non-IFRS) measures consistently in our internal planning and forecasting, reporting and compensation, as well as in our external communications, as follows:

•	Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic, and operating decisions.

•	The variable components of our Executive Board members’ and employees’ remuneration are based on revenue (non-IFRS) and operating profit (non-IFRS) measures rather than the respective IFRS measures.

•	The annual budgeting process for all management units is based on revenue (non-IFRS) and operating profit (non-IFRS) numbers rather than the respective IFRS financial measures.

•	All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS financial measures.

•

Both our internal performance targets and the guidance we provided to the capital markets are based on revenue (non-IFRS) and profit (non-IFRS) measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Revenue (Non-IFRS)

Revenue items identified as revenue (non-IFRS) have been adjusted from the respective IFRS financial measures by including the full amount of support revenue, cloud subscriptions and support revenue, and other similarly recurring revenue that we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

Under IFRS, we record at fair value the contracts in effect at the time entities were acquired. Consequently, our IFRS support revenue, IFRS cloud subscriptions and support revenue, IFRS software and software-related service revenue, and IFRS total revenue for periods subsequent to acquisitions do not reflect the full amount of revenue that would have been recorded by entities acquired by SAP had they remained stand-alone entities. Adjusting revenue numbers for this revenue impact provides additional insight into the comparability of our ongoing performance across periods.

Operating Expense (Non-IFRS)

Operating expense numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

•	Acquisition-related charges

•

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Settlements of pre-existing business relationships in connection with a business combination

•	Acquisition-related third-party expenses

•	Expenses from the TomorrowNow litigation (formerly labeled as discontinued activities) and the Versata litigation cases

•	Share-based payment expenses

•	Restructuring expenses

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS), operating margin (non-IFRS), and earnings per share (non-IFRS) when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. Additionally, these non-IFRS measures have been adjusted from the respective IFRS measures for the results of the share-based payment expenses and restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

The adjustment for expenses and income from the Versata litigation was introduced in 2014 (for details regarding this litigation refer to our Notes to the Consolidated Financial Statements section, Note (24)). Prior-year amounts have been adjusted to comply with the modified set of non-IFRS adjustments. We exclude expenses and income from the Versata litigation to provide additional insight into the comparability of our ongoing operating performance across periods and to continue the alignment of our non-IFRS measures with our internal performance measures.

Operating Profit (Non-IFRS), Operating Margin (Non-IFRS), and Earnings per Share (Non-IFRS)

Operating profit, operating margin, and earnings per share identified as operating profit (non-IFRS), operating margin (non-IFRS), and earnings per share (non-IFRS) have been adjusted from the respective IFRS measures by adjusting for the above-mentioned revenue (non-IFRS) and operating expenses (non-IFRS).

Deferred Cloud Subscriptions and Support Revenue (Non-IFRS) and Calculated Cloud Billings (Non-IFRS)

It is common in capital markets to use metrics based on billings to help evaluate the performance of cloud subscription offerings. A common metric of this kind is calculated cloud billings that can be calculated as the total of a period’s cloud subscriptions and support revenue and the respective period’s change in the deferred cloud subscriptions and support revenue balance. To ease the effort of determining this metric, we report the metric’s components as well as a calculation of the metric itself. To allow an alignment of this calculated cloud billings metric with our revenue reporting, we present the calculated cloud billings metric on an IFRS basis (that is, derived from IFRS numbers) as well as on a non-IFRS basis and a non-IFRS at constant currency basis. The calculated cloud billings (non-IFRS) are derived from both:

•

Our cloud subscriptions and support revenue (non-IFRS), which is adjusted from the respective IFRS number for the effect of fair value accounting for the contracts in effect at the time of the respective acquisitions as outlined above

•	Our deferred cloud subscriptions and support revenue (non-IFRS), which is adjusted from the respective IFRS number accordingly

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

We calculate constant currency revenue and operating profit measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenues balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

Free Cash Flow

The following table shows our free cash flow measure. We use this measure among others to manage our overall financial performance.

Free Cash Flow

€ millions	2014	2013	Change (in %)
Net cash flows from operating activities	3,499	3,832	–9
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–737	–566	30

Free cash flow	2,762	3,266	–15

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

•

Our revenue (non-IFRS), expense (non-IFRS), and profit (non-IFRS) measures provide investors with insight into management’s decision making because management uses these non-IFRS measures to run our business and make financial, strategic, and operating decisions. We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to gain a better understanding of SAP’s operating performance from period to period.

•

The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions, share based compensation plans, restructuring plans, and the TomorrowNow and Versata litigation cases.

•

Non-IFRS and non-GAAP measures are widely used in the software industry. In many cases, inclusion of our non-IFRS measures may facilitate comparison with our competitors’ corresponding non-IFRS and non-GAAP measures.

•

Our deferred cloud subscriptions and support revenue (non-IFRS) and calculated cloud billings (non-IFRS) metrics provide additional insight into amounts that are contracted for and invoiced and that are expected to be recognized in cloud subscriptions and support revenue in the future.

Limitations of Non-IFRS Measures

We believe that our non-IFRS financial measures described above have limitations, including but not limited to, the following:

•	The eliminated amounts could be material to us.

•	Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

•	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue that result from the acquisitions.

•

While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

•

The acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP enter into material business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP perform restructurings in the future.

•	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.

•

The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers as these combine our revenue (non-IFRS) and expenses (non-IFRS) despite the absence of a common conceptual basis.

•

Our restructuring charges could result in significant cash outflows. The same applies to our share-based payment expense because most of our share-based payments are settled in cash rather than shares.

•

The valuation of our cash-settled share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

•

In the past, we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

•

The deferred cloud subscriptions and support revenue (non-IFRS) and calculated cloud billings (non-IFRS) metrics that we disclose may be impacted significantly by our revenue recognition policies, for example, when fees from components other than cloud subscriptions sold in multiple element arrangements with cloud subscriptions are reallocated to cloud subscriptions and vice versa. Thus, our calculated cloud billings (non-IFRS) metrics for a given period may not be indicative of the amounts that we have actually billed to customers in the respective period.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. Therefore, we limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. Additionally, we use different prior period exchange rates for deferred revenue versus revenue items to adjust for currencies. We do not evaluate our results and performance without considering both constant currency measures in revenue (non-IFRS) and operating profit (non-IFRS) measures on the one hand, and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering constant currency measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Despite these limitations, we believe that the presentation of the non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations. We do not evaluate our growth and performance without considering both non-IFRS measures and the comparable IFRS measures. We caution the readers of our financial reports to follow a similar approach by considering our non-IFRS measures only in addition to, and not as a substitute for or superior to, revenue or other measures of our financial performance prepared in accordance with IFRS.

Part I

Item 1, 2, 3

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2014. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2014 has been translated into U.S. dollars for the convenience of the reader.

Part I

Item 3

SELECTED FINANCIAL DATA: IFRS

millions, unless otherwise stated	2014(1)	2014	2013	2012	2011	2010
	US$	€	€	€	€	€
Income Statement Data: Years ended December 31,
Software and software-related service revenue	17,975	14,855	13,950	13,165	11,319	9,794
Total revenue	21,250	17,560	16,815	16,223	14,233	12,464
Operating profit	5,240	4,331	4,479	4,041	4,884	2,591
Operating margin in %(2)	24.7	24.7	26.6	24.9	34.3	20.8
Profit after tax	3,969	3,280	3,325	2,803	3,437	1,813
Profit attributable to owners of parent	3,969	3,280	3,326	2,803	3,435	1,811
Earnings per share(2)
Basic in €	3.32	2.75	2.79	2.35	2.89	1.52
Diluted in €	3.32	2.74	2.78	2.35	2.89	1.52
Other Data:
Weighted-average number of shares outstanding
Basic	1,195	1,195	1,193	1,192	1,189	1,188
Diluted	1,197	1,197	1,195	1,193	1,190	1,189
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	4,027	3,328	2,748	2,477	4,965	3,518
Total assets(3)	46,597	38,507	27,091	26,306	23,227	20,839
Current financial liabilities(4)	3,099	2,561	748	802	1,331	142
Non-current financial liabilities(4)	10,867	8,980	3,758	4,446	2,925	4,449
Issued capital	1,487	1,229	1,229	1,229	1,228	1,227
Total equity	23,715	19,598	16,048	14,133	12,689	9,824

(1)

Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.2101, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2014. See “Item 3. Key Information – Exchange Rates” for recent exchange rates between the Euro and the dollar.

(2)

Operating profit is the numerator and total revenue is the denominator in the calculation of operating margin. Profit attributable to owners of parent is the numerator and weighted average number of shares outstanding is the denominator in the calculation of earnings per share. See Note (12) to our Consolidated Financial Statements for more information on earnings per share.

(3)

The large increase in total assets from 2011 to 2012 was mainly due to the acquisitions of SuccessFactors and Ariba in 2012, whereas the large increase in total assets from 2013 to 2014 was mainly due to the acquisition of Concur. See Note (4) to our Consolidated Financial Statements for more information on acquisitions.

(4)

The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The significant increase in non-current financial liabilities in 2012 was due to the issuance of a U.S. private placement transaction and Eurobonds in the course of the acquisition of Ariba. The significant increase from 2013 to 2014 was due to a long-term bank loan and the issuance of a three-tranche Eurobond, both in connection with the Concur acquisition. See Note (18b) to our Consolidated Financial Statements for more information on our financial liabilities.

Part I

Item 3

EXCHANGE RATES

The sales prices for our ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADRs traded on the NYSE in the United States. See “Item 9. The Offer and Listing” for a description of the ADRs. In addition, SAP SE pays cash dividends, if any, in euro. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of ADRs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADRs. Deutsche Bank Trust Company Americas is the depositary (the Depositary) for SAP SE’s ADR program. The deposit agreement with respect to the ADRs requires the Depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt. For additional information on the Depositary and the fees associated with SAP’s ADR program see “Item 12 Description of Securities Other Than Equity Securities – American Depositary Shares.”

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

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2014 through and including March 6, 2015.

Year	Average(1)	High	Low
2010	1.3216	1.4536	1.1959
2011	1.4002	1.4875	1.2926
2012	1.2909	1.3463	1.2062
2013	1.3303	1.3816	1.2774
2014	1.3210	1.3927	1.2101

Month	High	Low
2014
July	1.3681	1.3378
August	1.3436	1.3150
September	1.3136	1.2628
October	1.2812	1.2517
November	1.2554	1.2394
December	1.2504	1.2101
2015
January	1.2015	1.1279
February	1.1462	1.1197
March (through March 6, 2015)	1.1212	1.0855

(1)	The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

The Noon Buying Rate on March 6, 2015 was US$1.0855 per €1.00.

DIVIDENDS

Dividend Distribution Policy

Dividends are jointly proposed by SAP SE’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP SE’s year-end stand-alone statutory financial statements, subject to approval by the Annual General Meeting of Shareholders. Dividends are officially declared for the prior year at SAP SE’s Annual General Meeting of Shareholders. SAP SE’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Dividends are usually remitted to the custodian bank on behalf of the shareholder within one business day following the Annual General Meeting of Shareholders. Record holders of the ADRs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

Dividends paid to holders of the ADRs may be subject to German withholding tax. See “Item 8. Financial Information – Other Financial Information – Dividend Policy” and “Item 10. Additional Information – Taxation,” for further information.

Part I

Item 3

Annual Dividends Paid and Proposed

The following table sets forth in euro the annual dividends paid or proposed to be paid per ordinary share in respect of each of the years indicated. One SAP ADR currently represents one SAP SE ordinary share. Accordingly, the final dividend per ADR is equal to the dividend for one SAP SE ordinary share and is dependent on the euro/U.S. dollar exchange rate. The table does not reflect tax credits that may be available to German taxpayers who receive dividend payments. If you own our ordinary shares or ADRs and if you are a U.S. resident, refer to “Item 10. Additional Information – Taxation,” for further information.

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2010	0.60		0.85	(1)
2011	1.10	(2)	1.38	(1)
2012	0.85		1.11	(1)
2013	1.00		1.37	(1)
2014(proposed)	1.10	(3)	1.19	(3),(4)

(1)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2)	Thereof a special dividend of €0.35 per share to celebrate our 40th anniversary.

(3)	Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 20, 2015.

(4)

Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on March 6, 2015 of US$1.0855 per €1.00. The dividend paid may differ due to changes in the exchange rate.

The amount of dividends paid on the ordinary shares depends on the amount of profits to be distributed by SAP SE, which depends in part upon our performance. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information – Exchange Rates”). The timing and amount of future dividend payments will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP SE and approved by the Annual General Meeting of Shareholders.

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

Macroeconomic developments, such as a global economic crisis, chronic fiscal imbalances and slowing economic conditions in emerging markets, might decrease the ability and willingness of our customers to invest in our solutions or might lead to delays in purchasing. In addition, changes in the euro rates for particular currencies might have an adverse effect on business activities with local customers and partners. Furthermore, political instabilities in regions such as the Middle East and Africa, crisis situations (such as in Ukraine), natural disasters, and pandemic diseases (such as Ebola) contribute to economic and political uncertainty.

These events could reduce the demand for SAP software and services, and lead to:

•	Delays in purchases, decreased deal size, or cancelations of proposed investments

•	Potential lawsuits from customers due to denied provision of service as a result of sanctioned party lists or export control issues

•	Higher credit barriers for customers, reducing their ability to finance software purchases

•	Increased number of bankruptcies among customers, business partners, and key suppliers

•	Increased default risk, which may lead to significant impairment charges in the future

Part I

Item 3

•	Market disruption from aggressive competitive behavior, acquisitions, or business practices

•	Increased price competition and demand for cheaper products and services

Any one or more of these might reduce our ability to sell and deliver our software and services which could have an adverse effect on our business, financial position, profit, and cash flows.

Our international business activities expose us to numerous and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

We are a global company and currently market our products and services in more than 180 countries and territories in the Americas (including Latin America and North America); Asia Pacific Japan (APJ); China, Hong Kong, Taiwan and Macau (Greater China); Europe, Middle East, and Africa (EMEA); and Middle and Eastern Europe (MEE) regions. Our business in these countries is subject to numerous risks inherent in international business operations. Among others, these risks include:

•	Conflict and overlap among tax regimes

•	Possible tax constraints impeding business operations in certain countries

•	Expenses associated with the localization of our products and compliance with local regulatory requirements

•	Discriminatory or conflicting fiscal policies

•	Operational difficulties in countries with a high corruption perceptions index

•	Protectionist trade policies and regulations for import and export

•	Works councils, labor unions, and immigration laws in different countries

•	Data protection and privacy in regard to access by government authorities to customer, partner, or employee data

•	Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

•	Country-specific software certification requirements

As we expand further into new countries and markets, these risks could intensify. The application of these laws and regulations to our business is sometimes unclear, subject to change over time, and sometimes may conflict between different jurisdictions. Additionally these laws and governments’ approach to enforcement, as well as our products and services, are continuing to change and evolve. Compliance with these types of regulation may involve significant costs or require changes in products or business practices. Non-compliance could result in penalties being imposed on us or orders that we stop the alleged noncompliant activity. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial position, profit, and cash flows.

Social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities, as well as pandemic disease outbreaks or natural disasters, may disrupt SAP’s business operations.

Terrorist attacks and other acts of violence or war, civil and political unrest (such as in the Middle East, in Ukraine, Israel, Syria, Libya, and in other parts of Africa), natural disasters (such as hurricanes, flooding, or similar events) or pandemic diseases (such as Ebola) could have a significant adverse effect on the related economy or beyond. Such an event could lead, for example, to the loss of a significant number of our employees, or to the disruption or disablement of operations at our locations, and could affect our ability to provide business services and maintain effective business operations. Furthermore, this could have a significant adverse effect on our partners as well as our customers and their investment decisions, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Market Risks

Our established customers might not buy additional software solutions, subscribe to our cloud offerings, renew maintenance agreements, purchase additional professional services, or they might switch to other products or service offerings (including competitive products).

In 2014, we offered a wide range of support services including SAP MaxAttention, SAP Enterprise Support, and SAP Product Support for

Part I

Item 3

Large Enterprises. We continue to depend materially on the success of our support portfolio and on our ability to deliver high-quality services. Traditionally, our large installed customer base generates additional new software, maintenance, consulting, and training revenue. Despite the high quality and service level of our transformed and expanded service offering in the area of premium engagements, we may be unable to meet customer expectations. Existing customers might cancel or not renew their maintenance contracts, decide not to buy additional products and services, not subscribe to our cloud offerings, or accept alternative offerings from other vendors. In addition, the increasing volume in our cloud business as well as the conversion of traditional on-premise licenses to cloud subscription licenses could have a potential negative impact on our software and maintenance revenue streams. This could have an adverse effect on our on-premise software and maintenance business, financial position, profit, and cash flows.

The success of our cloud computing strategy depends on market perception and an increasing market adoption of our cloud solutions and managed cloud services. Insufficient adoption of our solutions and services could lead to a loss of SAP’s position as a leading cloud company.

The market for cloud computing is increasing and shows strong growth relative to the market for our on-premise solutions. To offer a broad cloud service portfolio and generate the associated business value for our customers, we have acquired cloud computing companies such as SuccessFactors, Ariba, Fieldglass and Concur. Due to ongoing contracts and previous substantial investments to integrate traditional on-premise enterprise software into their businesses, customers and partners might be reluctant or unwilling to migrate to the cloud.

Other factors that could affect the market acceptance of cloud solutions include:

•	Concerns with entrusting a third party to store and manage critical employee or company confidential data

•	Customer concerns about security capabilities and reliability

•	Customer concerns about the ability to scale operations for large enterprise customers
•	The level of configurability or customizability of the software

•	Missing integration scenarios between on-premise products and cloud-to-cloud solutions

•	Failure in secure and successful delivery of cloud services by any cloud service provider could have a negative impact on customer trust in cloud solutions

•	Strategic alliances amongst our competitors in the cloud area could lead to significantly increased competition in the market

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

The software industry continues to evolve rapidly and is currently undergoing a significant shift due to innovations in the areas of mobile, Big Data, connectivity, the Internet of Things, digital, cloud computing, and social media. While smaller innovative companies tend to create new markets continuously, large traditional IT vendors tend to enter such markets mostly through acquisitions. SAP faces increased competition in its business environment from traditional as well as new competitors. This could result in increased price pressure, cost increases, and loss of market share, which could have an adverse effect on our business, financial position, profit, and cash flows.

Additionally, customers could change their buying behavior by accelerating their acceptance of cloud solutions to reduce their investments which might have a temporary adverse effect on our operating results. Furthermore, the trend in the market to invest more in cloud solutions might lead to an increased risk of the potential loss of existing on-premise customers. It may also have a temporary adverse effect on our revenue due to an increased number of conversions from on-premise licenses to cloud subscriptions from existing SAP customers in our installed base.

Part I

Item 3

Business Strategy Risks

Demand for our new solutions may not develop as planned and our strategy on new business models and flexible consumption models may not be successful.

Our software business consists of new software licenses, software license updates, and support and maintenance fees, as well as of cloud subscriptions. Our customers are looking to take advantage of technological breakthroughs from SAP without compromising their previous IT investments. However, the introduction of new SAP solutions, technologies, and business models as well as delivery and consumption models is subject to uncertainties as to whether customers will be able to perceive the additional value and realize the expected benefits. There is an increased risk that such uncertainties may lead customers to wait for reference customers first, which might result in a lower level of adoption of our new solutions, technologies, business models and flexible consumption models, or no adoption at all. This could have an adverse effect on our business, financial position, profit, and cash flows.

We recognize cloud subscription and support revenue over the term of the respective service periods, and our business depends substantially on customers renewing their agreements and purchasing additional modules or user licenses from us. Although any downturns or upturns in cloud sales may not be immediately reflected in our operating results, any decline in our customer renewals would harm the future operating results of the cloud business.

We recognize cloud subscription and support revenue over the respective service provision, which typically range from one to three years with some up to five years. As a result, most of the respective revenue recognized in a given period originates from agreements entered into in earlier periods. Consequently, a shortfall in demand for our cloud portfolio in any period may not significantly impact our cloud subscription and support revenue for that quarter, but could have an adverse effect on targeted cloud subscription and support revenue in future periods.

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

Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our cloud solution and services portfolio, the integration capabilities of our cloud solutions into their existing solution environment (including hybrid solutions combining both cloud and on-premise solutions), our customer support, concerns on stable, efficient and secure cloud operations and in compliance with legal and regulatory requirements, our pricing, the prices of competing products or services, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels.

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

If partners consider our products or services model less strategic and/or financially less attractive compared to our competition or if SAP fails to establish a network of qualified partners that meet our quality requirements and the

Part I

Item 3

requirements of our customers, then, among other things, partners might not:

•	Develop a sufficient number of new solutions and content on our platforms

•	Provide high-quality products and services to our customers

•	Drive growth of references by creating customer use cases and demo systems

•	Sufficiently embed our solutions to profitably drive product adoption, especially with new innovations such as SAP HANA

•	Enable and train sufficient resources to promote sell and support to scale into targeted markets

•	Comply with applicable laws and regulations, resulting in delayed, disrupted, or terminated sales and services

•	Transform their business model in accordance with the transformation of SAP’s business model in a timely manner

•	Renew their existing agreements with us or enter into new agreements on terms acceptable to us or at all

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

Our highly qualified workforce is the foundation for our continued success. In certain regions and specific technology and solution areas, we continue to set very high growth targets, specifically in countries and regions such as Africa, China, and Latin America. In the execution of SAP’s strategic priorities, we depend on highly skilled and specialized personnel and leaders, both male and female. Successful maintenance and expansion of our highly skilled and specialized workforce in the area of cloud is a key success factor for our transition to become the leading cloud company. The availability of such personnel is limited and as a result competition in our industry is intense and could expose us to claims by other companies seeking to prevent their employees from working for a competitor. If we are unable to identify, attract, develop, motivate, adequately compensate, and retain well-qualified and engaged personnel, or if existing highly skilled and specialized personnel leave SAP and ready successors or adequate replacements are not available, we may not be able to manage our operations effectively, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Furthermore, we may not be able to develop, sell, or implement successful new solutions and services as planned. This is particularly true as we continue to introduce new and innovative technology offerings and expand our business in emerging markets. The lack of appropriate or inadequately executed benefit and compensation programs could limit SAP’s ability to attract or retain qualified employees and lead to financial losses. In addition, we might not be able to achieve our internal gender diversity objectives to increase the number of women in management from 18% in 2010 to 25% by 2017.

Part I

Item 3

Organizational and Governance-Related Risks

Laws and regulatory requirements in Germany, the United States, and elsewhere have become much more stringent.

As a European company domiciled in Germany with securities listed in Germany and the United States, we are subject to European, German, U.S., and other governance-related regulatory requirements. Changes in laws and regulations and related interpretations, including changes in accounting standards and taxation requirements, and increased enforcement actions and penalties may alter the business environment in which we operate. Regulatory requirements have become significantly more stringent in recent years, and some legislation, such as the anticorruption legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt payments by employees, vendors, distributors, or agents, is being applied more rigorously. Emerging markets are a significant focus of our international growth strategy. The nature of these markets presents a number of inherent risks. A failure by us to comply with applicable laws and regulations, or any related allegations of wrongdoing against us, whether merited or not, could have an adverse effect on our business, financial position, profit, cash flows and reputation.

Non-compliance with applicable data protection and privacy laws or failure to adequately meet the requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

As a global software and service provider, SAP is required to comply with the laws in the locations where SAP does business. SAP and its subsidiaries are facing a surge of data protection and privacy laws and regulations around the world, with further changes to be expected in the future, for example, by the European Data Protection Regulation proposed by the European Commission. These laws and regulations amend and supplement existing requirements regarding the processing of personal data that SAP and SAP customers must fulfill and which we must consequently address with our products and services, including cloud delivery. Failure to comply with applicable laws or to adequately address privacy concerns of customers, even if unfounded, could lead to investigations by supervisory authorities, civil liability, fines, (in the future, potentially calculated based on the Company’s annual revenue), loss of customers, damage to our reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

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

Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent behavior of employees could seriously harm our business, financial position, profit, and reputation.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of

Part I

Item 3

our stakeholders worldwide. Our heritage is one of corporate transparency, open communication with financial markets, and adherence to recognized standards of business integrity. The SAP Code of Business Conduct, adopted by the Executive Board on January 29, 2003, put into words the already existing guidelines and expectations for the business behavior practiced at SAP.

However, we may encounter unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent behavior of individual employees, possibly in collusion with external third parties. In addition to intentional behavior, problems could also arise due to negligence in the adherence to rules and regulations. Unethical behavior and misconduct attributable to SAP could not only lead to criminal charges, fines, and claims by injured parties, but also to financial loss, and severe reputational damage. This could have an adverse effect on our business, financial position, profit, and cash flows.

Principal shareholders may be able to exert control over our future direction and operations.

If SAP SE’s principal shareholders and the holdings of entities controlled by them vote in the same manner, this could delay, prevent or facilitate a change in control of SAP or other significant changes to SAP SE or its capital structure. See “Item 7. Major Shareholders and Related-Party Transactions – Major Shareholders” for further information.

U.S. judgments may be difficult or impossible to enforce against us or our Board members.

Currently, except for Bill McDermott and Robert Enslin, all members of SAP SE’s Executive Board and all members of the Supervisory Board are non-residents of the United States. A substantial portion of the assets of SAP and our Board members are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident persons or SAP or to enforce against non-U.S. resident persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere might be unenforceable in Germany.

Communication and Information Risks

Our controls and efforts to prevent the unauthorized disclosure of confidential information might not always be effective.

Confidential or strictly confidential information and internal information that is related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, or personal data, could be prematurely or inadvertently disclosed and subsequently lead to misperception in the market. This could require us to notify multiple regulatory agencies and, where appropriate, the data owner, which could result in a loss of reputation for SAP. For example, leaked information during a merger or acquisition deal could cause the loss of our deal target, or our share price could decline in case of prematurely published financial results. This could have an adverse effect on our market position and lead to fines and penalties. In addition, this could have an adverse effect on our business, financial position, profit, and cash flows.

Financial Risks

Our sales are subject to quarterly fluctuations and our sales forecasts may not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and in particular our software revenue, is difficult to forecast for a number of reasons, including:

•	The relatively long sales cycles for our products

•	The large size, complexity, and extended timing of individual license transactions

•	The introduction of new licensing and deployment models such as cloud subscription models

•	The timing of the introduction of new products or product enhancements by SAP or our competitors

•	Changes in customer budgets

•	Decreased software sales that could have an adverse effect on related maintenance and services revenue

Part I

Item 3

•	The timing, size, and length of customers’ services projects

•	Deployment models that require the recognition of revenue over an extended period of time

•	Adoption of and conversion to new business models leading to changed or delayed payment terms

•	Seasonality of a customer’s technology purchases

•

Limited visibility during the ongoing integration of acquired companies into their ability to accurately predict their sales pipelines and the likelihood that the projected pipeline will convert favorably into sales

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

Macroeconomic factors such as an economic downturn could have an adverse effect on our future liquidity. We use a globally centralized financial management to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the SAP Group at a level that is adequate to meet our obligations at any time. Our total Group liquidity is supported by our strong operating cash flows, of which a large part is recurring, and by credit facilities on which we can draw if necessary. However, adverse macroeconomic factors could increase the default risk associated with the investment of our total Group liquidity including possible liquidity shortages limiting SAP’s ability to repay financial debt. This could have an impact on the value of our financial assets, which could have an adverse effect on our business, financial position, profit, and cash flows.

Management’s use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make numerous judgments, estimates, and assumptions (among others for our major patent disputes) that affect the reported financial figures. The facts and circumstances, as well as assumptions on which management bases these estimates and judgments and management’s judgment regarding the facts and circumstances, may change from time to time and this could result in significant changes in the estimates and judgments and consequently in the reported financials. Such changes could have an adverse effect on our business, financial position, profit and cash flows.

Current and future accounting pronouncements and other financial reporting standards, especially but not only concerning revenue recognition, may negatively impact the financial results we present.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards (including the new IFRS 15 on revenue from contracts with customers that we will likely need to adopt in 2017), and changes in their interpretation, we might be required to change our accounting policies, particularly concerning revenue recognition, to alter our operational policies so that they reflect new or amended financial reporting standards, or to restate our published financial statements. Such changes may have an adverse effect on our reputation, business, financial position, and profit, or cause an adverse deviation from our revenue and operating profit target.

Part I

Item 3

Because we conduct operations throughout the world, our business, financial position, profit, and cash flows may be affected by currency and interest rate fluctuations.

Our SAP Group-wide management reporting and our external financial reporting are both in euros. Nevertheless, a significant portion of our business is conducted in currencies other than the euro. Approximately 71% of our revenue in 2014 was attributable to operations outside the euro area and was translated into euros. Consequently, period-over-period changes in the euro rates for particular currencies can significantly affect our reported revenue and income. In general, appreciation of the euro relative to another currency has an adverse effect while depreciation of the euro relative to another currency has a positive effect. Variable interest balance-sheet items are also subject to changes in interest rates. Such changes may have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

The cost of using derivative instruments to hedge share-based payments may exceed the benefits of hedging them.

We use derivative instruments to reduce the impact of our share-based payments on our income statement and to limit future expense associated with those plans. We decide on a case-by-case basis whether and to what extent we should hedge this risk. The expense of hedging the share-based payments could exceed the benefit achieved by hedging them. On the other hand, a decision to leave the plans materially unhedged could prove disadvantageous. This could have an adverse effect on our business, financial position, profit and cash flows or cause an adverse deviation from our revenue and operating profit target.

The market price for our ADRs and ordinary shares may be volatile.

The market prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

•	unauthorized or inadvertent premature disclosure of confidential information, including information concerning pending acquisition negotiations or acquisition rumors;
•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovation by us or our competitors;

•	quarterly variations in our results or our competitors’ results of operations or results that fail to meet market expectations;

•	changes in revenue and revenue growth rates on a consolidated basis or for specific geographic areas, business units, products or product categories;

•	changes in our externally communicated outlook;

•	changes in our capital structure, for example due to the potential future issuance of additional debt instruments;

•	general market conditions specific to particular industries;

•	litigation to which we are a party;

•	general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.);

•	proposed and completed acquisitions or other significant transactions by us or our competitors; and

•	general market conditions.

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

A core element of our business is the successful implementation of software solutions to enable

Part I

Item 3

our customers to make their business a best-run business. The implementation of SAP software is led by SAP, by partners, by customers, or by a combination thereof. Depending on various factors, such as the complexity of solutions, the customer’s implementation, integration and migration needs, or the resources required, SAP faces a number of different risks. For example, functional requirement changes, delays in timeline, or deviation from recommended best practices may occur during the course of a project. These scenarios have a direct impact on the project resource model and on securing adequate internal personnel or consultants in a timely manner and could therefore prove challenging.

As a result of these and other risks, SAP and/or some of our customers have incurred significant implementation costs in connection with the purchase and installation of SAP software products. Some customers’ implementations have taken longer than planned. We cannot guarantee that we can reduce or eliminate protracted installation or significant third-party consulting costs, that trained consultants will be readily available, that our costs will not exceed the fees agreed in fixed-price contracts, or that customers will be satisfied with the implementation of our software and solutions. Unsuccessful, lengthy, or costly customer implementation and integration projects could result in claims from customers, harm SAP’s reputation, and could have an adverse effect on our business, financial position, profit, and cash flows.

Product and Technology Risks

Undetected security vulnerabilities shipped and deployed within our software products might cause damage to SAP and our customers, and partners.

Customer systems or systems operated by SAP itself to provide services could potentially be compromised by vulnerabilities if they are exploited by hackers. This could lead to theft, destruction, or abuse of data, or systems could be rendered unusable (for example, due to distributed denial of service attacks). The detection of security vulnerabilities in our software, our customers’ systems, or SAP systems used in the provision of services, especially in case of exploitation, could prevent us from meeting our contractual obligations and subsequently might lead to customer claims and reputational damage, which might have an adverse effect on our business, financial position, profit, and cash flows.

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

In addition, new products, including third-party technologies we have licensed and open source software components we use in those products, could contain undetected defects or they might not be mature enough from the customer’s point of view for business-critical solutions. The detection and correction of any defects especially after shipment could be expensive and time-consuming and we might not be able to meet the expectations of customers regarding time and quality in the defect resolution process. In some circumstances, we might not be in a position to rectify such defects or entirely meet the expectations of customers, specifically as we are expanding our product portfolio into additional markets. As a result, we might be faced with customer claims for cash refunds, damages, replacement software, or other concessions. The risk of defects and their adverse consequences could increase as we seek to introduce a variety of new software products simultaneously at a higher innovation rate. Significant undetected defects or delays in introducing new products or product enhancements could affect market acceptance of SAP software products and could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

The use of existing SAP software products by customers in business-critical solutions and

Part I

Item 3

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

We might not be successful in bringing new business models, solutions, solution enhancements, and/or services to market before our competitors. We may also face increasing competition from open source software initiatives in which competitors may provide software and intellectual property free and/or under terms and conditions unfavorable for SAP. In addition, we might not be able to generate enough revenue to offset the significant research and development costs we incur to deliver technological innovations or to offset the required infrastructure costs to deliver our solutions and services as part of our new business models. Moreover, we might not anticipate and develop technological improvements or succeed in adapting our products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners. Finally, we might not succeed in producing high-quality products, enhancements, and releases in a timely and cost-effective manner to compete with products, solutions, and other technologies offered by our competitors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Our technology and/or product strategy may not be successful or our customers and partners might not adopt our technology platforms and other innovations accordingly.

We offer customers a broad portfolio of products, solutions, and services. Our technology strategy

Part I

Item 3

centers on SAP HANA as a real-time in-memory computing platform for analytics and applications. The success of our technology strategy depends on the convergence of SAP HANA with our mobile, cloud, and SAP NetWeaver platform. It also depends on the delivery of SAP solutions based on the SAP HANA platform as well as the success of our new framework to meet changing customer expectations regarding end-to-end user experience. Our technology strategy also relies on our ability to maintain a dynamic network of partner organizations developing their own business applications using our technology platforms.

We might not be successful in integrating our platforms, enabling the complete product portfolio, harmonizing our user interface design and technology, integrating acquired technologies, or bringing new solutions based on the SAP HANA platform to the market as fast as expected. In addition, we may not be able to compete effectively in the area of managed cloud services. As a result, our partner organizations and customers might not adopt the SAP HANA platform or our managed cloud services quickly enough or they might consider competitive solutions. This could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Our cloud offerings might be subject to a security attack, become unavailable, or fail to perform properly.

The software used in our cloud portfolio is inherently complex and any defects in product functionality, system stability, or data center operations that cause interruptions in the availability of our application portfolio could result in the following:

•	Lost or delayed market acceptance and sales

•	Breach of warranty or other contract breach or misrepresentation claims

•	Sales credits or refunds to our customers or partners

•	Loss of customers and/or partners

•	Diversion of development and customer service resources

•	Breach of data protection and privacy laws and regulations
•	Customers considering competitive cloud offerings

The costs incurred in correcting any defects or errors might be substantial and could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Because of the large amount of data that we collect and manage, it is possible that hardware failures, defects in our software, or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, the availability of our cloud applications could be interrupted by a number of factors, including customers’ inability to access the Internet, the failure of our network or software systems due to human or other error, security breaches, or variability in user traffic for our cloud applications. Additionally, any loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our cloud applications until equivalent technology is either developed by us or, if available, identified. Furthermore, our cooperation with partners in the area of cloud includes the co-location of data centers that might expose SAP to additional risks in the area of security and data protection, as well as the potential for breached service-level agreements by partners.

We have administrative, technical, and physical security measures in place as well as contracts that require third-party data centers to have appropriate security and data protection and privacy measures in place. In this context, customers might demand to only use specific and/or local data centers. However, if these security measures are breached as a result of third-party action, employee error or malfeasance, or otherwise, and if, as a result, someone obtains unauthorized access to our customers’ data, which may include personally identifiable information regarding users, our reputation could be damaged, our business may suffer, local data protection and privacy laws or regulations might be breached, and we could incur significant liability.

In addition, our insurance coverage might not cover claims against us for loss or security breach of data or other indirect or consequential damages. Moreover, defending a suit, regardless of its merit, could be costly and time-consuming. In addition to potential liability, if we experience interruptions in the availability of our cloud applications, our reputation could be harmed and we could lose customers.

Part I

Item 3

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

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods which are the basis for the lawsuit-related provisions we set up according to the IFRS.

We might not acquire and integrate companies effectively or successfully and our strategic alliances might not be successful.

To expand our business, we have in the past made acquisitions of businesses, products, and technologies. Such acquisitions have increased in size and in strategic importance for SAP, and we expect to continue to make acquisitions in the future. Management’s negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of management and of the workforce. Acquisitions of companies, businesses, and technology expose us to unpredictable operational difficulties, expenditures, and increased risks. These risks include, among others:

•	The selection of the wrong integration model for the acquired company

•	The failure to integrate the acquired business and its different business and licensing models

Part I

Item 3

•	Failure to successfully integrate acquired technologies or solutions into SAP’s solution portfolio and strategy in a timely and profitable manner

•	The failure to integrate the acquired company’s operations across SAP’s different cultures, languages, and local protocols, all within the constraints of applicable local laws

•	The failure to meet the needs of the acquired company’s customers and partners in the combined company

•	The diversion of management’s time and attention from daily operations

•	The loss of key personnel of the acquired business

•

Material unknown liabilities and contingent liabilities of acquired companies, including legal, tax, accounting intellectual property, or other significant liabilities that may not be detected through the due diligence process

•	Legal and regulatory constraints (such as contract obligations, privacy frameworks and agreements)

•	Difficulties in implementing, restoring, or maintaining internal controls, procedures, and policies

•	Practices or policies of the acquired company that may be incompatible with our compliance requirements

•	An adverse effect on relationships with existing customers, partners, or third-party providers of technology or products

•

Difficulties in integrating the acquired company’s accounting, HR, and other administrative systems and coordination of the acquired company’s research and development (R&D), sales, and marketing functions

•	Debt incurrence or significant cash expenditures

•	Constraints in enforcing acquired companies’ compliance with existing SAP security standards in a timely manner

•	Difficulties in customer implementation projects combining technologies and solutions from both SAP and the acquired company

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

Protecting and defending our intellectual property is crucial to our success. We use a variety of means to identify and monitor potential risks and to protect our intellectual property. These include applying for patents, registering trademarks and other marks and copyrights, implementing measures to stop copyright and trademark infringement, entering into licensing, confidentiality, and non-disclosure agreements, and deploying protection technology. Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. All of these measures afford only limited protection, and our proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners, or other third parties. Third parties might independently develop technologies that are substantially equivalent or superior to our technology. Finally, third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization, which could have an adverse effect on our competitive and financial positions, and result in reduced sales. Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which may have an adverse effect on our ability, and our customers’ ability, to

Part I

Item 3, 4

use that partner’s or other third parties’ products. In addition, the laws and courts of certain countries may not offer effective means to enforce our intellectual property rights. This could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

SAP’s business strategy focuses on certain business models that are highly dependent on a working cyberspace. A cybersecurity breach could have an adverse effect on our customers, our reputation, and our business.

The key cybersecurity risks currently applicable to SAP include state-driven economic espionage as well as competitor-driven industrial espionage, and criminal activities including, but not limited to, cyber-attacks and “ mega breaches” against on-premise software, hosted, and cloud services. This might result in, for example, leakage of confidential information and intellectual property, defective products, production downtimes, supply shortages, and compromised data (including personal data). A failure of our cybersecurity measures could expose our business operations and service delivery to the described risks, for example, virtual attack, disruption, damage, and/or unauthorized access. Additionally, we could be subject to recovery costs, for example, as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages against us, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We may not be able to protect our critical information and assets or to safeguard our business operations against disruption.

SAP is highly dependent on the exchange of a wide range of information across our global operations and on the availability of our infrastructure. With regard to our physical environment, we face several key security risks such as industrial and/or economic espionage, serious and organized crime, and other illegal activities, as well as violent extremism and terrorism. We might be endangered by threats including, but not limited to, social engineering, misuse, or theft of information or assets, or damage to assets by trespassers in our facilities or by people who have gained unauthorized physical access to our facilities, systems, or information. These could have an adverse effect on our business, financial profile, profit, and cash flows.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost. However, we may incur losses that may be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies. In addition, we might not be able to maintain adequate insurance coverage on commercially reasonable terms in the future. Further, certain categories of risks are currently not insurable at reasonable cost, which could have an adverse effect on our business, financial position, profit, and cash flows. Finally, there can be no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

We could incur significant losses in connection with venture capital investments.

Through Sapphire Ventures (formerly SAP Ventures), our consolidated venture investment funds, we plan to continue investing in new and promising technology businesses. Many such investments initially generate net losses and require additional expenditures from their investors. Changes to planned business operations have, in the past affected, and may in the future affect, the performance of companies in which Sapphire Ventures holds investments, and that could have an adverse effect on the value of our investments in Sapphire Ventures, which could have an adverse effect on our business, financial position, profit, and cash flows. Furthermore, tax deductibility of capital losses and impairment in connection with equity securities are often restricted and could therefore have an adverse effect on our effective tax rate.

ITEM 4. INFORMATION ABOUT SAP

Our legal corporate name is SAP SE. SAP SE is translated in English to SAP European Company (Societas Europaea, or “SE”). SAP SE changed its legal form from a German stock corporation (Aktiengesellschaft) to a European Company (SE), and its name from “SAP AG” to “SAP SE”, with effect from July 7, 2014. Where the context requires in the discussion below, SAP SE also

Part I

Item 4

refers to our predecessor or previous legal forms and names, as the case may be, i.e. Systemanalyse und Programmentwicklung GbR (1972-1976), SAP Systeme, Anwendungen, Produkte in der Datenverarbeitung GmbH (1976-1988), “SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung” (1988 – 2005) and “SAP AG” (2005 – 2014). Our principal executive offices, headquarters and registered office are located at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany. Our telephone number is +49-6227-7-47474.

As part of our activities to reduce the number of legal entities in the SAP group, in 2014 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP (Schweiz) AG, SAP (UK) Limited, SAP France, SAP America, Inc., SuccessFactors, Inc., SAP Brasil Ltda, and SAP Australia Pty Ltd.

For a (i) description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2012 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property – Capital Expenditures.”

OVERVIEW OF THE SAP GROUP

Founded in 1972, SAP today is the world’s leader in application and analytics software for enterprises in terms of market share and the market leader in mobile enterprise management. Further, SAP is the enterprise cloud company with the greatest number of users and the fastest-growing major database company. Our continued growth over more than four decades is attributable to relentless innovation, a diverse portfolio, and our ability to anticipate ever-

changing customer requirements. With more than 282,000 customers in over 180 countries, the SAP Group includes subsidiaries in all major countries and employs more than 74,400 people.

Our company’s culture puts our customers’ success at the center of everything we do. With Run Simple as our operating principle, we focus on helping our customers master complexity and run their businesses better, which is the most intractable challenge facing business today.

SAP is headquartered in Walldorf, Germany; our legal corporate name is SAP SE. The corporation is listed on the Frankfurt Stock Exchange as well as several regional stock exchanges in Germany and the New York Stock Exchange in the United States. At the end of 2014, our market capitalization was €71.6 billion. SAP is a member of Germany’s DAX, the Dow Jones EURO STOXX 50, and the Dow Jones Sustainability index.

We derive our revenue from fees charged to our customers for the use of our cloud solutions and for licensing of on-premise software products and solutions. Additional sources of revenue are support, professional services, development, training, and other services.

As of December 31, 2014, SAP SE controlled directly or indirectly a worldwide network of 287 subsidiaries in more than 180 countries to distribute our products, solutions, and services. Distributorship agreements are in place with independent resellers in many countries. For more information, see the Strategy and Business Model section.

Our subsidiaries perform tasks such as sales and marketing, consulting, research and development, cloud delivery, customer support, training, or administration. For a complete list of subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements section, Note (35).

Part I

Item 4

The following table illustrates our most significant subsidiaries based on total revenues as of December 31, 2014:

Name of Subsidiary	Ownership %	Country of Incorporation	Function
Germany
SAP Deutschland SE & Co. KG, Walldorf	100	Germany	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of EMEA
SAP (UK) Limited, Feltham	100	Great Britain	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP (Schweiz) AG, Biel	100	Switzerland	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP France, Paris	100	France	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
S.A.P. Nederland B.V., s-Hertogenbosch	100	The Netherlands	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
United States
SAP America, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SAP Industries, Inc., Newtown Square	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
SuccessFactors, Inc., San Mateo	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Ariba, Inc., Sunnyvale	100	USA	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Concur Technologies, Inc., Bellevue1)	100	USA	Sales & Marketing, Consulting, Research and Development and Administration
Rest of Americas
SAP Brasil Ltda, São Paulo	100	Brazil	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Japan
SAP JAPAN Co., Ltd., Tokyo	100	Japan	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration
Rest of APJ
SAP Australia Pty Limited, Sydney	100	Australia	Sales & Marketing, Consulting, Training, Customer Support, Research and Development and Administration

(1)	The inclusion of Concur Technologies, Inc. is based on annual revenues including revenues predating its acquisition by SAP on December 4, 2014.

Part I

Item 4

STRATEGY AND BUSINESS MODEL

Our Vision and Mission

Our vision is to help the world run better and improve people’s lives. Our mission is to help our customers run at their best. To fulfill our mission, we apply our Run Simple operating principle to help customers run their businesses simpler and master complexity, which is the most intractable challenge businesses face today. We do this by delivering technology innovations that we believe address the challenges of today and tomorrow without disrupting our customers’ business operations.

For more than 40 years, we have managed highly advanced, mission-critical business processes that enable entire industries. We continue to deliver sophisticated solutions for 25 industries and 12 lines of business in a simple manner. It is our challenge to do the most sophisticated things for our customers, yet in simple ways.

Our Goals for Sustained Business Success

We have strong ambitions for sustainable business success, both for our company and for our customers. We believe the most important indicators to measure this success comprise both financial and non-financial indicators: growth, profitability, customer loyalty, and employee engagement.

Growth:    SAP uses various revenue metrics to measure growth. We expect full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 billion to €2.05 billion at constant currencies (2014: €1.10 billion). Further, we expect full-year 2015 non-IFRS cloud and software revenue to increase by 8% to 10% at constant currencies (2014: €14.33 billion). Looking beyond 2015, we have updated our 2017 ambition. By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue and is expected to exceed software license revenue in 2018. In 2017, we expect non-IFRS cloud subscriptions and support revenue to reach a range of €3.5 billion to €3.6 billion in 2017. Non-IFRS total revenue is expected to reach €21 billion to €22 billion in 2017. Further, we have also introduced high-level 2020 ambitions with 2020 non-IFRS cloud subscriptions and support revenue expected to reach €7.5 billion to

€8.0 billion and total revenue is expected to be in a range of €26 billion to €28 billion.

Profitability:    SAP expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion to €5.9 billion at constant currencies (2014: €5.64 billion). We expect non-IFRS operating profit in a range of €6.3 billion to €7.0 billion in 2017 and in a range of €8 billion to €9 billion in 2020.

Customer loyalty:    SAP has used Customer Net Promoter Score (NPS) as a key performance indicator to measure customer loyalty since 2012. As we gather experience with the metric and as our business evolves, we expanded our customer base when conducting the 2014 assessment to better reflect our business completely. In addition to our on-premise customers, in 2014, for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

In 2014, we achieved a global Customer NPS of 19.1% (2013: 12.1%). This very positive score exceeded our 2014 target of 16%. We aim to achieve a Customer NPS score of 24% in 2015.

Employee engagement:    We use the employee engagement index to measure motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. We saw a solid increase in our score in 2014 (2014: 79%) compared to 2013 (2013: 77%) and remain committed to achieving a score of 82% in 2015.

These four goals affirm our commitment to innovation and sustainability, and help us deliver on our vision and mission.

In addition to primary key performance indicators (KPIs), which directly measure our performance on our four goals, we manage a number of secondary performance indicators, which influence the primary KPIs in a variety of ways. Our integrated report seeks to clarify some of those relationships, for example, the link between our energy consumption and our profitability.

Our main goals are presented with more detail throughout the report.

For more information on our strategic goals, see the Performance Management System; Expected Developments; Customers; and Employees sections.

Part I

Item 4

Our Strategy: THE Cloud Company powered by SAP HANA

As described above, complexity has become a significant challenge to business. With our history and focus on software innovation, we believe SAP is uniquely positioned to tackle the challenge of complexity for our customers by enabling them to Run Simple. We are realizing the potential of Run Simple through our strategy to become “THE cloud company powered by SAP HANA.” Together, SAP HANA and SAP Cloud powered by SAP HANA equal Run Simple.

SAP HANA simplifies IT landscapes, technology, and business models. By moving most of our applications and analytics to the SAP HANA platform, we are simplifying the solutions we can offer our customers. We further simplify how customers consume our solutions by bringing them onto our cloud – SAP Cloud powered by SAP HANA. The cloud can offer a better user experience while radically simplifying business processes.

We will focus on three key initiatives to deliver on our commitment to Run Simple:

Simplify consumption:    We continue to streamline and simplify consumption of our portfolio of products. Our focus will remain on solutions specific to 25 industries and 12 lines of business. We will support our customers with a mix of public cloud, managed cloud, and on-premise capabilities through a world-class platform based on SAP HANA.

Simplify business processes:    At the foundation of our innovation and strategy is SAP HANA. With SAP HANA as the common platform, we help our customers dramatically accelerate the speed of their business by radically simplifying their IT stack and enabling smarter and faster business processes.

Simplify user experience:    With SAP Fiori we provide a holistic and consistent consumer grade user experience based on modern design principles and across lines of business, tasks, and devices.

We see enormous potential to increase our share of our customers’ overall IT spend. Through simplification, customers can dramatically reduce their expenditures on hardware and services, shift the savings to innovation, transform their businesses, and create positive societal impact.

We aim to better innovate and grow by:

•	Building simple, yet sophisticated applications by lines of business and industries that deliver superior customer experience, coverage of end-to-end processes, and insights

•	Continuing to invest in SAP HANA as an industry-leading platform for innovation and promoting SAP HANA Cloud Platform as a world-class platform as a service (PaaS)

•	Continuing to be the world’s leading business network, connecting businesses, devices, and people to drive unparalleled collaboration and productivity

For example, by enhancing their efficiency, we help customers cope with resource scarcity and reduce their energy usage and emissions. By partnering with our banking customers, we help them bring banking services to the “unbanked,” thereby creating opportunity for people seeking to enter the modern economy. Through software focused on healthcare, education, and public services, we help create a positive social impact by enhancing people’s quality of life. In all of these ways, our solutions are advancing our vision to help the world run better and improve people’s lives.

Our Business Model

Our vision and mission also unlock our ability to create positive economic, environmental, and social impact. As we help our customers tackle complexity and run at their best, they contribute to the world’s economies, create jobs, and unleash the potential of their employees. As we help them become more efficient, they can mitigate their environmental footprint. And as we help them run their businesses simpler, they free up space for innovation, creating opportunities for people and communities.

To realize our vision, SAP provides business solutions to customers throughout the world based on our deep expertise in business processes across industries. Through our customers – which represent 98% of the top 100 most valued brands in the world, according to the annual ranking from Interbrand – we can increase our ability to create value.

Playing this role for our customers requires us to deploy several key types of capital. First, we rely on financial capital provided by our investors. But

Part I

Item 4

what truly enables our success is the intellectual and social capital of our employees. They are the gateway to our knowledge, expertise, and business relationships. For this reason, engaged, highly skilled, and agile employees are central to our business model and success.

Our direct sales organizations drive most business development. Sales go-to-market strategies are established at the global level, and then adapted and executed by regional subsidiaries. Our customer-facing employees, in close collaboration with sales support and marketing, drive demand, build pipeline, and enhance relationships with customers within our target industries. Our marketing efforts cover large enterprises as well as small and midsize enterprises. We believe our broad portfolio of solutions and services enables us to meet the needs of customers of all sizes and across industries. We will amplify our efforts in the digital channel through additional e-commerce and digitally native offerings that further enable a low-touch or no-touch customer journey.

Our extensive ecosystem provides scalability to meet the demand for SAP innovation and provide customers with a wide selection of third-party competencies. We have developed an independent sales and support force through independent value-added resellers. We have also established partnerships with hardware and software suppliers, systems integrators, and third-party consultants. For more information, see the Partner Ecosystem section.

Historically, our sales model was focused on charging a one-time, upfront fee for a perpetual license to our software that was typically installed at the customer site. In addition, the customer usually concluded a maintenance contract that covered support and software updates. As we have seen customer preferences evolve, we are increasingly delivering our solutions in the cloud, which we believe is a simple and efficient software consumption model. Our cloud solutions are offered through a subscription-based software-as-a-service (SaaS) model. Depending on the solutions offered, the customer pays either usage-based or periodic fees to use our software. This software is installed at an SAP or an SAP partner location, and the customer accesses the software over the Internet.

To help companies invest in SAP solutions and the associated services and hardware, the SAP Financing service offers customers payment plans optimized for maximum economic benefit. It can help preserve liquidity, provide an alternative to credit from customers’ existing banking relationships, and balance their budgetary priorities – while giving them the flexibility to choose the best possible solution.

By executing on our strategy, SAP contributes to the creation of holistic, long-term value for society in a number of ways. SAP’s greatest strength in making environmental impact comes through the solutions we deliver. For example, our software enables our customers to have more efficient and sustainable supply chains or provide greater transparency of energy consumption and emissions.

We also apply our expertise in business processes across industries to direct our innovations to the world’s greatest challenges, such as the social and environmental strains posed by a rapidly expanding global middle class. Our goal is to create long-term value by providing solutions that not only address the current challenges faced by our customers, but also those of the future. In this way, we see our role moving beyond the creation of new and efficient solutions: We want to fundamentally help change how people use software, conduct business, and live their lives. This objective underscores how SAP can create its greatest impact through the use of our solutions by more than 282,000 customers worldwide.

At SAP and within our ecosystem, we support job creation and economic prosperity through demand for highly qualified workers to develop, sell, implement, and enhance our software for our customers. Our solutions also enable customers to provide greater learning and talent development opportunities for their employees. In addition, SAP solutions, such as those for manufacturing, are designed not only to ensure health and safety during the production process, but also to increase the quality of the resulting consumer products, which impact millions of people throughout the world.

SEASONALITY

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2014, 2013, and 2012 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year.

Part I

Item 4

Unlike our on-premise software revenues, our on-premise support revenues and cloud subscription and support revenues are less subject to seasonality.

PRODUCTS, RESEARCH & DEVELOPMENT, AND SERVICES

Steering Our Customers Through Unprecedented Change

The world is operating in a time of accelerated change that has created new complexity, challenges, and opportunities for both our customers and SAP. Digitalization represents more than a trend but a paradigm shift, one that is shaping whole industries, business models, and sources of competitive advantage.

Software is at the heart of this transformation – for many organizations, it is the new differentiator. We recognize that enterprise software today must do far more than run business processes. It is an enabler for navigating complexity and unlocking innovation. Throughout our history, we have helped our customers manage other major paradigm shifts impacting their business, from the massive expansion of the Internet to globalization. Today, we are supporting their transition to a cloud-based world, as increasingly complex business problems demand simple solutions.

We help customers Run Simple by innovating with the SAP HANA platform as our foundation. This strategy combines ease of use and flexibility with sizeable computing power. Through the capabilities of SAP HANA, we can now enable a real-time enterprise; we can leverage Big Data to achieve deeper insight; and we can empower users through the ease of mobile apps, so that people can access what they need securely and flexibly.

These developments – similar to packaged software in the 1980s and client/server architecture in the 1990s – signal a new wave of innovation at SAP. Wherever they are on their journey, we are helping our customers reinvent how they do business while making the transition seamless and providing a holistic and consistent user experience. As we aim to become “THE cloud company powered by SAP HANA,” we are going far beyond incremental change to achieve radical simplification – enabling our customers to stay ahead of trends, make better decisions faster, and propel innovation.

SAP HANA

Nothing signifies the changes we are making at SAP – and for our customers – more than SAP HANA. The platform holds the power to simplify both the user experience and the overall IT landscape, creating a smaller data footprint, increased system throughput, and easier data processing and operation. For this reason, we have evolved SAP HANA from a database to a full business platform that will act as the basis for our products going forward.

The SAP HANA platform combines database, data processing, and application platform capabilities in-memory. By providing advanced capabilities – such as predictive text analytics, spatial processing, and data virtualization – on the same architecture, it further simplifies application development and processing across Big Data sources and structures.

To take our capabilities to the next level, we built the open SAP HANA Cloud Platform, which is the embodiment of our SAP Cloud powered by SAP HANA strategy. The cloud platform enables ease and flexibility in building, extending, and integrating business applications – available to all SAP partners, customers, and third-party developers.

Realizing that one size does not fit all, we are providing a bridge for our customers in the transition to the cloud. We also offer to manage mission-critical software such as SAP Business Suite and SAP Business Warehouse as well as custom SAP HANA applications in our cloud data centers.

Our overarching goal is to create the broadest integration offering in the industry where customers can connect SAP and third-party software across heterogeneous environments by leveraging application lifecycle management to reduce IT complexity. Our customers can enhance the power of an integrated landscape with a refreshing user experience across multiple devices and interfaces. At the same time, all core applications can be built and run in the cloud or on premise, giving developers a powerful tool to build applications with flexibility and efficiency.

Part I

Item 4

Applications

As the market leader in enterprise application software, we offer end-to-end solutions specific to

25 industries grouped in six industry sectors and 12 lines of business, localized by country and for companies of any size.

Industries		Lines of Business
Industry Sector	Industry Portfolio	Asset Management Commerce Finance Human Resources Manufacturing Marketing R&D/Engineering Sales Service Sourcing and Procurement Supply Chain Sustainability
Consumer	SAP for Consumer Products
SAP for Life Sciences
SAP for Retail
SAP for Wholesale Distribution

Discrete manufacturing	SAP for Aerospace & Defense
SAP for Automotive
SAP for High Tech
SAP for Industrial Machinery & Components

Energy and natural resources	SAP for Chemicals
SAP for Mill Products
SAP for Mining
SAP for Oil & Gas
SAP for Utilities

Financial services	SAP for Banking
SAP for Insurance

Public services	SAP for Defense & Security
SAP for Healthcare
SAP for Higher Education & Research
SAP for Public Sector

Services	SAP for Engineering, Construction & Operations
SAP for Media
SAP for Professional Services
SAP for Sports & Entertainment
SAP for Telecommunications
SAP for Travel & Transportation

Today, we are delivering solutions that simplify how applications are built, consumed, and deployed. Our SAP Business Suite powered by SAP HANA software optimizes business-critical processes for companies from large enterprises to small businesses. Building on SAP HANA, we are providing an innovative suite of business applications unifying analytics and transactions into a single in-memory platform, thereby helping customers to dramatically simplify their IT landscape.

Part I

Item 4

At the same time, we are building functional innovations that serve each line of business and industry to address the specific and evolving needs of our customers, for example:

Human capital management:    On-premise solutions from SAP, as well as cloud solutions for human resources from SuccessFactors, an SAP company, help HR organizations transform business strategies into measurable business outcomes by simplifying HR processes and helping increase employee engagement. We combine global and industry expertise with a unique combination of key HR enablers: a modern user experience, talent and core HR applications, embedded content, and analytics.

Customer engagement and commerce:     Solutions from SAP and software from hybris, an SAP company, serving the commerce, marketing, sales, and service lines of business, enable business-to-business (B2B) and business-to-consumer (B2C) companies everywhere to provide real-time, consistent, contextual, and relevant experiences to their customers regardless of channel or device. SAP solutions for customer engagement and commerce are a direct response to the fact that the traditional focus of customer relationship management (mostly sales force automation) is no longer enough to satisfy the demands of a customer-driven market.

Finance:    In 2014, we launched the SAP Simple Finance solution to address the critical need for flexibility in the most complex finance processes and IT landscapes. Created through close collaboration with our customers, SAP Simple Finance is a comprehensive solution of finance applications that decreases runtime for financial analysis, delivers instant insight, and is easy to use and consume. Continuing to leverage SAP HANA as a driver of simplicity, we launched SAP S/4HANA (SAP Business Suite 4 SAP HANA) in early 2015, a next-generation and innovative business suite that will redefine business processes and drive business value for our customers.

Freedom, Flexibility, and Elegant Design

As our customers adapt to shifting business conditions, we also provide them with the freedom and flexibility of our mobile solutions. These solutions enable companies to better serve customers and provide employees with secure access to important tools and data anywhere, anytime – using their mobile devices. Mobile solutions from SAP allow our customers to:

•	Innovate rapidly to deliver user-centric capabilities for employees, consumers, and partners

•	Lower their total cost of ownership by streamlining operations and processes

•	Protect themselves against security risks and challenges at the device, app, and content levels

Regardless of how our customers consume our software, we are building applications using the SAP Fiori user experience (UX), which delivers a personalized, responsive, and simple UX. Applying modern and consistent design principles, SAP Fiori is the new face of SAP software. We also offer a portfolio of UX services, including design, rapid deployment, and custom development, to enhance customer engagement.

Business Network

The cloud has profoundly changed the way people interact, and this impact will only grow as enterprises connect and collaborate in new ways with their global networks of customers and partners. We believe these new networks are transforming how companies do business, and we are helping to lead this wave of innovation.

With our sourcing, procurement, and travel and expense management solutions from SAP; Ariba, an SAP company; Fieldglass; and Concur Technologies, we now run the world’s largest business network, connecting more than 1.7 million companies. SAP internal analysis shows that businesses conduct more than US$700 billion in commerce on the network annually, and it holds the potential to alter the B2B landscape. Procurement leaders can achieve cost savings, integrate sourcing and procurement operations, improve supplier collaboration, and realize purchasing compliance. Combining our innovations and core applications, the network is helping companies interact outside of silos and gain far greater visibility into different parts of their operations.

By digitizing business transactions and facilitating the sharing of information across global value

Part I

Item 4

chains, we are providing customers with a greater ability to connect with others and take action. As a result, we are facilitating far more than simple transactions but helping companies tap into information and insights, incorporate them into their business processes, and make better real-time decisions. Customers can easily identify and connect with high-quality suppliers, collaboratively enhance supplier performance, transact seamlessly with intelligent rules, and drive additional savings through dynamic discounting.

Our vision for the network extends to managing all of a company’s business expenditures. Therefore, we have moved from a procurement network to a business network to a network of networks that includes all types of parties: suppliers, B2B partners, logistics providers, financial service providers, and individuals, as well as travel agents.

Analytics

SAP HANA has increased the efficiency with which our customers can use analytics to drive business decisions. SAP HANA is able to bridge the historical divide between transactions and analytics that had hindered real-time decision making. Now transactions and analytics can be combined into a single in-memory platform, allowing customers to access a “single source of truth” for real-time planning, execution, reporting, and analysis on very large volumes of data.

With the amount of data growing exponentially, our software is helping customers have access to immediate, actionable intelligence, thereby simplifying their business processes. They can retrieve available data in real time. Our analytics offerings deliver outstanding business value by providing insights to better manage every aspect of the enterprise – from integrated planning and metrics monitoring to risk and compliance.

Namely, analytics solutions from SAP comprise:

•	Enterprise business intelligence: Engaging companies more fully with information, with solutions that enable users to add new information and see updates in real time

•	Agile visualization: Bringing data to life in real time through intuitive visualizations
•	Advanced analytics: Combining the power of predictive processing with intuitive modeling and advanced data visualization

Research and Development

From the earliest days of SAP, we have worked diligently to stay ahead of trends and develop new solutions to meet the challenges faced by our customers and those they serve. Our research and development (R&D) is a global effort that centers on bringing together the creative ideas and talents of our customers as well as valued partners from industry, technology, the public sector, and academia. Our focus on co-innovation ensures that we keep up with groundbreaking research and ultimately turn it into solutions that create a real-world impact.

In 2014, we made organizational changes to enhance collaboration between our R&D teams, thereby speeding up innovation. Rather than operating independently, research and development is now embedded in our development organization, so that the exploration and execution of ideas are happening side by side, with each informing the other.

Our product development organization is truly global, with the majority of our R&D teams located in 14 SAP Labs locations in 12 countries. Research teams are also based throughout the world and span a network across multiple locations.

We follow a dual and complementary research and innovation approach. First, topic-focused research teams within existing development units drive innovation projects. These teams focus on improving existing products as well as delivering short-term innovation with a time horizon of up to two years.

Second, we established a dedicated central unit that pursues both short-term and long-term strategic innovation. This unit supports projects with a time horizon of two to five years by providing a protected environment for business ideas and focusing on a limited number of new solutions. It also develops the future generation of high-growth opportunities in areas such as the Internet of Things or personalized medicine. With a time horizon of five to eight years, these projects focus on technologies, applications and new business models that do not fit the

Part I

Item 4

product portfolio but hold the potential to open up new opportunities, markets, and user groups for SAP.

SAP Innovation Center locations, based in Potsdam and Walldorf, are part of this organization. They combine the creativity and agility of a startup culture with the backbone of a world market leader in enterprise applications. As the future end users of our innovations, our customers and partners are involved during the entire runtime of projects and come from industries and companies of all sizes, from longstanding SAP customers to early stage startups with no current SAP footprint. With a focus on the SAP HANA platform and our cloud and mobile solutions, these innovation centers strive to open up new application areas for SAP software, ranging from personalized cancer therapy to smart services that leverage the connectivity of things with the Internet.

Regardless of the setting, SAP embeds methods such as design thinking into all projects and researches innovative approaches to generate and evaluate applications, technologies, and business ideas.

R&D Investment

SAP’s strong commitment to R&D is reflected in our expenditures: In 2014, we increased our R&D expense (IFRS) slightly by €49 million, to €2,331 million (2013: €2,282 million). We spent 13.3% of total revenue on R&D in 2014 (2013: 13.6%). Our non-IFRS R&D expense as a portion of total operating expenses declined slightly from 18.9% to 18.5% year-over-year.

At the end of 2014, our total full-time equivalent (FTE) count in development work was 18,908 (2013: 17,804). Measured in FTEs, our R&D headcount was 25% of total headcount (2013: 27%). Total R&D expense not only includes our own personnel costs but also the external cost of works and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for translating, localizing, and testing products, for obtaining certification for them in different markets, patent attorney services and fees, strategy consulting, and the professional development of our R&D workforce.

Patents

As a market leader in enterprise applications, SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position in enterprise solutions and services. Our investment in R&D has resulted in numerous patents. SAP holds a total of more than 6,800 validated patents worldwide. Of these, 916 were granted and validated in 2014.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent.

Service and Support

Many of our customers are experiencing profound shifts in how they use technology and run their businesses. Our service and support professionals focus on helping them navigate these changes with greater speed, efficiency, and impact. A

Part I

Item 4

prime example is our recognition that customers have different needs and goals to innovate and make use of the cloud, while preserving their investment to date. Regardless of their path, we have a broad offering to chart their course. Our teams regularly partner with customers to create a road map, removing obstacles and building a business case for migration.

In 2014, we began a significant transformation of our professional consulting service and support teams, bringing them together into one organization called Global Service & Support. Our goal with the SAP ONE Support program is to provide customers with an integrated support experience regardless of whether their landscape is on premise, in the cloud, or a hybrid of the two. Customers also benefit from a simplified experience with SAP with the next generation of premium support engagements.

In addition, SAP ONE Support is designed to enhance SAP Enterprise Support services to simplify the customer experience. This includes a multitude of aspects, such as removing underlying complexity typically associated in managing end-to-end support across hybrid landscapes, helping customers choose how to migrate to the cloud, and driving innovation while building on existing on-premise investments. We simplify customer interactions with us through a single touch point for all services across the entire solution landscape, creating a unified experience across multiple channels as well as expanding opportunities for co-innovation.

Our new SAP ONE Service approach goes far beyond the traditional consulting model. We combine strong engineering skills with experienced program management and the domain capabilities of consulting. In a cloud-based environment, this framework is critical to support our customers in building and running end-to-end solutions for the future, mapping their technology strategy to their business strategy, and prioritizing the steps to migrate to SAP HANA and the cloud.

An important element of our organization is education. Each year, more than 500,000 individuals are trained by SAP Education, making it one of the largest IT training organizations in the world. In 2014, we updated SAP Learning Hub, providing customers with an even easier-to-use, cloud-based platform that allows for flexible, individualized training. Winner of the prestigious Technology Services Industry Association (TSIA)

Star Award in the fall of 2014, this platform solution further simplifies the user experience of SAP software.

SAP has been a frontrunner in the adoption of Massive Open Online Courses (MOOCs) for use in an enterprise context. openSAP is SAP’s enterprise MOOC provider delivering 18 courses through the end of 2014 free of charge on topics such as SAP HANA, cloud, user experience, sustainability, and business innovation. openSAP has reached over 500,000 course enrollments with more than 170,000 individual learners.

In addition, the SAP University Alliances program brings SAP to over 2,000 universities in more than 80 countries, and aims to develop highly-qualified graduates with critical skills for the 21st-century workforce. In partnership with SAP’s six University Competence Centers around the world, universities gain access to an ever-expanding range of SAP software and curriculums, enabling faculty to help students better connect business and IT concepts to practice.

ACQUISITIONS

SAP views acquisitions as strategic investments in people, technologies, and growth. In 2014, SAP focused on acquisitions that would enhance its position as a cloud and business network company and advance its mission of helping customers Run Simple.

New Acquisitions

•

In May, SAP acquired Fieldglass, a leading provider of cloud solutions for procuring and managing contingent labor and third-party services. Combined with the collaborative, network-based procurement capabilities of Ariba and the human resources expertise of SuccessFactors, the Fieldglass acquisition uniquely positions SAP to deliver a platform for businesses to manage their entire workforce – both temporary and permanent staff.

•	In June, SAP acquired SeeWhy, a leading provider of cloud-based behavioral target marketing solutions to help businesses increase customer engagement and drive revenues.

•	In December, SAP acquired Concur Technologies. With more than 23,000 customers and 25 million active users in over 150 countries, Concur is the leader in the

Part I

Item 4

multibillion dollar travel and expense management field. With the addition of Concur’s corporate travel ecosystem to the Ariba and Fieldglass networks, our business network – the world’s largest – already transacts more than US$700 billion in annual transaction volumes today, according to internal analyses. In addition, this acquisition provides an opportunity for us to power transactions that drive more than US$10 trillion of global spend annually.

Organic growth remains the primary driver of our strategy. We will continue to invest in our own product development and technology innovation, improving the speed, number of projects, and innovations brought to market. We will also continue to acquire targeted, strategic, and “fill-in” technology and software to add to our broad solution offerings and improve coverage in key strategic markets. By doing so, we will strive to best support our customers’ needs for simplified operations.

For more information about our acquisitions, see the Notes to the Consolidated Financial Statements section, Note (4).

Venture Activities

Through Sapphire Ventures (formerly called SAP Ventures), which comprises our consolidated venture investment funds, SAP supports investments in renowned entrepreneurs worldwide to build industry-leading businesses. Sapphire Ventures has invested in more than 125 companies on five continents for more than 18 years. Some of these companies have been acquired or have become publicly listed companies.

Sapphire Ventures invests in the next generation of global category leaders as well as early-stage venture capital funds in enterprise and consumer technology. Specifically, Sapphire Ventures pursues opportunities in which it can help fuel growth by adding expertise, relationships, geographic reach, and capital. It invests globally with a particular focus on emerging companies in Europe, Israel, and the United States, as well as in Brazil, China, and India.

SAP’s total commitment to Sapphire Ventures is US$1.4 billion for use over the lifetime of its respective funds. Investments through the funds are currently ongoing.

For more information about our consolidated investment funds, see the Notes to the Consolidated Financial Statements section, Note (35).

PARTNER ECOSYSTEM

Helping Partners Run Simple

We engage with an extensive partner ecosystem to help customers around the world overcome complexity, create value, innovate, and thrive. Our partners help expand our reach to thousands more companies and millions more users. With more than 12,800 partners at the end of 2014, our partner ecosystem remains an important element in our success and we continue to create innovative ways for partners of all kinds to collaborate with us for mutual success.

Partners operate independently of SAP, yet complement our business in one or more of the following ways:

•

Reselling SAP software and cloud services:    Our partners help companies of all sizes identify, purchase, and deploy the ideal solutions for their businesses. Our value-added resellers (VARs) and multitier distribution channels offer local market and industry expertise that simplifies the customer’s journey to the right solution. We closely align our sales efforts with those of our partners through well-defined rules of engagement that outline each organization’s roles and responsibilities. In most markets, partners are the primary sales channel to address the needs of small and midsize enterprises (SMEs). Our company also sells selected products through our own online channel, SAP Store, which includes complementary solutions developed by our partners. In addition, we resell applicable partner solutions as part of our solution extensions portfolio. These partner-developed solutions are tested, validated, and approved by our development organizations, and supported by SAP.

•

Developing solutions that complement SAP software:    SAP has a vibrant community of partners that develop software on SAP platforms and create complementary products that integrate with our applications. This community is vital in providing our customers with a broad portfolio of industry-specific solutions that allow customers to meet the

Part I

Item 4

demands of their markets. At the same time, we maintain strategic relationships with industry-leading technology, software, and services firms. For example, we engage with the partner community in the development of new and simpler products. Our SAP PartnerEdge program for Application Development, with more than 850 active members, enables partners to build complementary solutions on top of our technology platforms – and quickly monetize those solutions. Partners can also embed SAP technology within their offerings under an original equipment manufacturer (OEM) licensing agreement. We work actively with partners to enable new and innovative delivery and go-to-market approaches to support customer needs and preferences. Aside from these formal partnerships, companies within our ecosystem can also certify their integration with SAP technology through the SAP Integration and Certification Center.

•

Providing implementation and other services:    SAP has strong partnerships with a broad network of IT professional services firms that provide consulting, system integration, hosting, education, and more. These companies are critical to helping our mutual customers simplify the implementation and deployment of SAP solutions. In response to growing customer demand for flexible deployment and purchase options, we work closely with the partner ecosystem to offer innovative cloud-based offerings and services to support different business models.

To help our partner ecosystem Run Simple and achieve its business goals, we provide an extensive array of business support offerings. For example, our flagship partner program, SAP PartnerEdge, offers a tiered engagement model that provides marketing, sales, and technical enablement, as well as education, deal support, and other resources. In addition, we provide selected global partners with dedicated teams that work closely with them to proactively engage in specialized business development and technical initiatives. Many of our partners participate in SAP Community Network, an online community that facilitates networking and information sharing. In addition, many also participate in the SAP Listens program, which surveys partners for feedback and addresses partner issues.

Our partner ecosystem is rapidly embracing our cloud, mobile, and in-memory computing offerings, including SAP HANA, with more than 3,200 partners or startups already building on our platform. This ecosystem remains a key component in our efforts to simplify our customers’ technology landscapes and improve the lives of people everywhere.

CUSTOMERS

When our customers reduce complexity and Run Simple, they can create more sustainable business models – which, in turn, helps us ensure our own long-term viability. That is why we strive to provide more than just software. We continually engage with our customers at every stage – not only during the sales and implementation phases, but also through the ongoing sharing of best practices and innovations.

One example of this strategy is our Customer Engagement Initiative. This program offers customers early insight into certain aspects of potential future products and product enhancements so they can provide early input and feedback in the development cycle. In addition, it offers customers the opportunity to network on topics of mutual interest. These networking opportunities take place at a variety of global events, including the SAPPHIRE NOW and SAP TechEd conferences, as well as virtual events.

Customer Loyalty

We gauge customer loyalty through an annual survey that measures our Customer Net Promoter Score (NPS). Customer loyalty is one of our four enterprise-wide strategic goals, along with growth, profitability, and employee engagement.

SAP has used Customer NPS as a key performance indicator since 2012. As we gather experience with the metric and as our business evolves, we expanded our customer base when conducting the 2014 assessment to better reflect our business completely. In addition to our on-premise customers, in 2014 for the first time we included Ariba, SuccessFactors, and Sybase customers in the survey. Therefore, the 2014 Customer NPS score is not fully comparable to the prior year’s score.

In 2014, we achieved a global Customer NPS of 19.1%. This very positive score exceeded our 2014 target of 16%. We aim to achieve a Customer NPS score of 24% in 2015.

Our increased NPS reflects our continued commitment to listening to our customers and

Part I

Item 4

responding to their needs. Our goal is to best support both their success and the success of SAP. For example, we conducted global in-person and online focus groups with customers to gain additional insights into “business benefits” themes identified through the surveys. These sessions have enabled us to identify the underlying reasons behind issues and focus more precisely on where we need to make improvements.

For more information on the Customer NPS, see the Performance Management System.

Strong Customer Demand

In 2014, we saw customers embrace our strategy by licensing or subscribing to the full range of the SAP portfolio – from comprehensive solutions for large enterprises to the latest mobile apps.

Some examples by region include the following customers:

Americas Region

•

Antofagasta Minerals, a Chilean-based copper mining group, selected SAP solutions – including SAP HANA and SuccessFactors HR solutions – to manage its operations on a single platform and help support innovation through Big Data analytics as well as cloud and mobile solutions.

•

Bombardier Recreational Products, a Canadian-based global leader in motorized recreational vehicles and powersports engines, selected SAP solutions, including SuccessFactors Employee Central, to optimize its HR solutions and delivery.

•

The National Hockey League (NHL), composed of 30 member clubs in the United States and Canada, plans to use the power of SAP HANA to create new statistics that increase fan engagement. This content is expected to be served to fans through a variety of online, television, and mobile media channels.

•

Banco Central de Costa Rica selected SAP ERP, SuccessFactors, and other software to obtain an integrated business platform for all administrative, financial, and accounting functions. The Central Bank of Costa Rica plans to create a centralized and integrated business information warehouse for efficient reporting and decision making.

•

Ralph Lauren, one of the world’s most successful fashion brands, has chosen solutions from hybris and Ariba, both SAP companies, to pursue its growth objectives. Ralph Lauren will use hybris solutions to improve the consumer shopping experience through better omnichannel capabilities and Ariba’s global procurement network to reduce costs and enhance service quality.

Asia Pacific Japan (APJ) Region

•

AGL Corporate Services Pty, one of Australia’s leading renewable energy companies, recently went live with SAP Fiori apps for purchase order approval and leave request approval. SAP Fiori helps AGL simplify business processes through an improved user interface and external access to workflow tasks.

•

Infosys, a global leader in technology, consulting, outsourcing, and next-generation services has gone live with SAP Business Suite powered by SAP HANA. With SAP HANA, Infosys expects to accelerate its financial closing processes and progressively move more and more batch activities into a real-time environment.

•

Singapore Health Services, one of the largest healthcare groups in Singapore, has selected Ariba solutions to replace its existing procurement platforms. Singapore Health Services expects to improve collaboration with vendors and standardize purchasing practices across its network.

•

Tatung Group, a major computer and electronic home appliance company in Taiwan, has chosen SAP as its strategic partner for co-innovation and simplification of all business processes on SAP HANA. Over a five-year period, Tatung plans to implement multiple SAP solutions to transform its business, simplify operations, and become a leader in the “smart energy” industry.

•

Mitsui Knowledge Industry (MKI), an IT services provider in Japan, selected the SAP HANA Enterprise Cloud service. In addition to its own professional data analysis service, MKI now aims to provide a market forecasting service for various commodities through a highly available and efficient enterprise cloud infrastructure.

Part I

Item 4

Europe, Middle East, and Africa (EMEA) Region

•

The Department of Zakat and Income Tax (DZIT), reporting to the Ministry of Finance of the Kingdom of Saudi Arabia, selected the SAP Fraud Management analytic application powered by SAP HANA with the goal of reducing fraud exposure. With the help of SAP, DZIT looks to replace manual processes and increase the revenue for the Kingdom of Saudi Arabia.

•

The Kenya Electricity Transmission Company has selected the SAP HANA platform for innovation and the SAP Fiori user experience to simplify its user interface. With these solutions, Ketraco expects to increase its capacity to provide a premium customer experience based on real-time data and analysis.

•	Spire Healthcare, a provider of private healthcare in the United Kingdom, selected SAP HANA with the aim of improving its patient overall experience.

•

Telefónica, an international telecommunications company based in Spain, with more than 120,000 employees selected SuccessFactors HCM Suite as its solution to provide employees with an optimal workplace, demonstrate a commitment to talent, and ensure the best opportunities for professional development.

•

Euromaster, a leading integrated tire service and car maintenance network in Europe, chose SAP Business Suite powered by SAP HANA to help handle its finance and supply chain processes. The company hopes to improve efficiency, optimize network coverage and make its business processes more efficient. Euromaster chose SAP software as SAP was the only company offering a concrete industry-specific solution for retail and wholesale using the power of SAP HANA.

ENVIRONMENTAL PERFORMANCE: ENERGY AND EMISSIONS

One of the primary ways that we can help both our customers and SAP tackle the challenge of complexity is by increasing efficiency. Simplification and efficiency go hand in hand, and we have worked to enhance both by taking responsibility for our energy usage and carbon emissions including IT-related impact of our customers consuming our cloud offerings.

As we accelerate our shift to the cloud, we have tied our business strategy to our environmental strategy by creating a completely green cloud at SAP, referring to carbon neutrality by purchasing 100% renewable electricity certificates and compensation by offsets. This change – which we implemented in 2014 – does more than mitigate our own impacts. It also means that we can better serve our customers, as we simplify their IT landscape through our cloud offerings and help them increase their own efficiency. Our green cloud strategy is complemented by 100% renewable energy for facilities and electric company cars charged at SAP locations.

The evolution of our green cloud reflects the critical links we see between our environmental and business performance. We bring equal rigor to addressing and measuring both of these areas. In assessing our environmental impact, we focus on energy usage throughout SAP, as well as greenhouse gas emissions across our value chain. Since the beginning of 2008, our energy efficiency measures have generated a cumulative cost avoidance of €310 million, compared to a business-as-usual scenario, with €45 million of that amount created in 2014.

Total Energy Consumed

Because our energy usage drives our emissions, one of the most important measures we look at is our total energy consumed. This includes all energy that SAP generates or purchases to run our facilities, data centers, company cars, and corporate jets. Our total energy consumption increased to 920 gigawatt hours (GWh) in 2014, compared to 910 GWh in 2013.

This increase is due to significant growth in our business. In addition, as software usage shifts to the cloud, we are operating more of our customers’ systems in our data centers, as well as other locations where we are supplementing our servers. This additional cloud operation, along with the accompanying servers and facilities, consumes more energy. At the same time, we believe this shift has the opposite effect for our customers, who can simplify their technology and which save energy through our shared infrastructure, reducing the overall IT-related energy consumption through our highly energy-efficient cloud provisioning.

As our business grows, we have maintained the efficiency gains we have made over the past several years. For example, our total corporate car

Part I

Item 4

fleet is not consuming more fuel despite the fact that a significant number of company cars have been added, since the average company car has become more fuel-efficient. So, while our car fleet grew by 5%, we had efficiency gains of 3% across the entire fleet. As a result, our total energy consumption decreased slightly to 13,400 kilowatt hours (kWh) per employee in 2014 (2013: 13,900 kWh).

Greenhouse Gas Emissions

Our goal is to reduce the net greenhouse gas emissions from our operations to levels of the year 2000 by 2020. This target includes all direct and indirect emissions from running our business (Scopes 1 and 2), as well as a selected subset of other indirect (Scope 3) emissions. We do not include all of our Scope 3 emissions in our target because we chose to focus first on those emissions over which we have control or capability to influence. However, we are increasingly addressing both our upstream and downstream emissions to support a comprehensive carbon strategy for SAP.

Specifically, we are working to reduce our emissions through three primary approaches: increasing our operational efficiency combined with innovative approaches to the way we do things; purchasing high-quality renewable electricity certificates; and investing in high-quality carbon credits.

In addition to our long-term goal for 2020, we have set annual targets. Despite integrating new acquisitions in 2014, our total net emissions decreased to 500 kilotons CO2 (2013: 545 kilotons). This decrease stems primarily from our shift to powering all of our data centers and facilities with 100% renewable electricity. We are effectively compensating the emissions caused by our customers’ systems that have moved into our green cloud. Given the large size of our customers’ footprints and our growth strategy in the cloud, we see significant potential to reduce both our own and our customers’ environmental impact.

Nonetheless, we missed our annual target to reduce our emissions to 440 kilotons. The reason is that our business has continued to grow, and more of our overall emissions are caused by business travel. In other words, our shift to green energy – while critical to our long-term reduction strategy – could not fully compensate for the business travel enabling our growth. At the same time, this shift did enhance our efficiency. Our greenhouse gas emissions decreased from 32.4 grams CO2 per euro of total revenue in 2013 to 28.4 grams CO2 per euro in 2014. Our carbon emissions per employee also decreased by about 12% in 2014.

In addition to greater efficiency, we have achieved an overall absolute reduction of 16% since our peak year 2007, when we set our long-term carbon target. This reduction has occurred even as the average number of employees at SAP has increased by almost 32%.

Environmental Innovations

The ongoing tension between growth in our business and our goal to reduce our emissions has led us to pursue new approaches. To further decrease our car-related emissions, in 2014, we committed to increase the portion of electric vehicles (or alternatives) in our company car fleet from currently less than 1% to 20% by 2020. This initiative addresses a dilemma that has grown in recent years. Namely, along with our business expansion, the number of SAP employees who are eligible for a company car has increased annually. We aim to ensure that we do not undo our efficiency gains with our growing car fleet.

In keeping with our existing policy for office buildings and data centers, we continue to power our electric company cars with 100% renewable sources. In Germany, for example, we are incentivizing employees to make the switch by offering a battery subsidy that offsets the cost of using an electric vehicle. We are also developing a management solution that will address “range anxiety,” helping drivers intelligently plan out their trips, their maximum range and the availability of charging stations. We believe that our electric car initiative will play a critical role in helping us achieve our 2020 carbon reduction goal.

Our shift to a green cloud will also bring us closer to our carbon emission goal while extending our reach beyond SAP. In addition to reducing our own emissions, this change enables us to create a far greater impact through our customers. In 2014 alone, the emissions caused by SAP products in use at the sites of our more than 282,000 customers were at least 10 times larger than SAP’s own footprint, meaning they caused more than 6,200 kilotons of CO2. By using 100% renewable energy, we dramatically broaden our sustainability efforts and align them with our cloud strategy. We believe this move not only helps the

Part I

Item 4

world run better, but significantly reduces the carbon produced both inside and outside SAP.

In 2014, we also began realizing the benefits of another key sustainability initiative, our investment in the Livelihoods Fund, a unique investment fund whose returns consist of high-quality carbon credits. Several years ago, we made an initial investment of €3 million covering a 20-year participation in the fund, which supports the sustainability of agricultural and rural communities worldwide.

Projects of this fund focus on ecosystem restoration, agriculture, agro-forestry, and rural energy. In eastern India, for example, the fund has helped communities plant fruit trees to diversify food sources and address overcultivation of soil. As opposed to a charitable donation, we have made a long-term investment that brings benefits to society, the environment and SAP. In 2014, we received our first carbon credits from the fund, which helped us reduce our carbon footprint by another 11.2 kilotons.

Another important piece of progress in 2014 was the further implementation of ISO 14001 in SAP locations throughout the world. This well accepted environmental management system is now in place in 23 of our locations worldwide, including our SAP North America headquarters in Newtown Square, Pennsylvania, in the United States, as well as in such diverse countries as Austria, Brazil, Canada (Vancouver), the Czech Republic, Germany, Israel, Italy, and South Africa. To act faster and achieve consistency, we have created a template for rolling out to new sites, enabling us to efficiently build a large global network in which different sites interact and share best practices.

Data Center Energy

Data centers are at the heart of how SAP provides solutions to our customers. The energy consumption in data centers is closely related to technology innovation and customer adoption of our solutions. At the same time, with our energy consumption rising as more of our business moves to the cloud, data centers have become a primary focus of our carbon reduction efforts.

As noted earlier, in 2014 we addressed our data center electricity consumption by shifting entirely to a green cloud at SAP. This means that 100% of our energy usage to provide internal and external computation power now comes from renewable sources. At the same time, we began utilizing external data centers to meet the growing needs of our cloud customers. For this reason, our total data center electricity consumption – at both our internal and external sites – increased from 173 to 179 GWh. To reflect our strategic shift towards a cloud delivery model based on internal and external data centers, we decided to normalize total data center electricity consumption against revenue instead of per SAP employee. On a per million euro basis, this consumption stayed flat at 10.2 megawatt hours (MWh) per million euro revenue between 2013 and 2014.

Renewable Energy

Our investment in renewable energy plays a critical role in mitigating our environmental impact, helping us better serve our customers and support a more sustainable energy market. We are committed to buying from renewable sources – in 2014 we focused on solar, wind, and hydro. Our shift in 2014 to 100% renewable energy in all of our data centers and facilities is one of our most significant actions to date to make our operations more sustainable.

In 2014, renewable energy accounted for 100% of our total electricity, compared with 43% in 2013. While we produce a small amount of renewable energy through solar panels in some locations, we mainly rely on the purchase of Renewable Electricity Certificates (RECs) to increase the renewable electricity in our energy mix. We procure RECs that add value and drive change in the electricity market, adopting a set of key criteria to establish high-quality standards, which were aligned with two NGOs. For example, we will consider renewable electricity from biomass only if it is disconnected from coal or other fossil power plants and if the biomass itself is not related to deforestation. In addition, we require that power plants must be no more than 10 years old, as we aim to foster new innovation and production of renewable energy.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. For further details on risks related to SAP’s

Part I

Item 4

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

We are named as a defendant or plaintiff in various legal proceedings for alleged intellectual property infringements. See Note (24) to our Consolidated Financial Statements for a more detailed discussion relating to certain of these legal proceedings.

DESCRIPTION OF PROPERTY

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 430,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 120,000 square meters. In approximately 70 countries worldwide, we occupy roughly 1,585,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 300,000 square meters in the EMEA region, excluding Germany, approximately 410,000 square meters in the region North and Latin America, and approximately 325,000 square meters in the APJ Region.

With the acquisition of Concur in 2014, we added approximately 46,000 square meters to our real estate portfolio. This portfolio is included in the group portfolio disclosed above.

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

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In 2014, we started construction activities in several locations. We aim to extend our office space to be able to cover future growth. We plan to cover all of these projects in full from operating cash flow. The most important projects are:

•

In Bangalore, India, we want to add additional capacity of roughly 2,500 employees. We estimate the total cost to be approximately €49 million, of which we had paid approximately €3 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

•

In Ra’anana, Israel, we commenced construction of a new building. We estimate the total cost of this project to be approximately €54 million, of which we had paid approximately €15 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

•	In our research center in Potsdam, Germany, we started with a second construction phase in order to realize additional capacity for

Part I

Item 4, 4A, 5

approximately 150 employees. With the extension of our research center we aim to create the general conditions for further teams contributing innovations to SAP products in miscellaneous fields. We estimate the total cost to be approximately €15 million, of which we had paid approximately €4 million as of December 31, 2014. We expect to complete the construction of this office building in 2016.

•

In New York City, New York, United States, we started planning the leasehold improvements for our new office space. The project includes the consolidation of our New York City offices for approximately 450 employees. We estimate the total capital expenditures for this project to be approximately €31 million, of which we had paid approximately €1 million as of December 31, 2014. We expect to complete the leasehold improvements in 2016.

•

In Paris, France, we started an office consolidation project. The project aims to consolidate three office spaces in Paris into one office space. We estimate the total cost of the leasehold improvements to be approximately €32 million. We expect to complete the leasehold improvements in 2015.

•

In Dubai, United Arab Emirates, we started an office consolidation project including an expansion of office space adding additional capacity for 100 employees. We estimate the total cost to be approximately €11 million. We expect to complete the leasehold improvements in 2016.

For more information about planned capital expenditures, see the Investment Goals section. There were no material divestitures within the reporting period.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our principal capital expenditures for property, plant, and equipment amounted to €666 million for 2014 (2013: €553 million; 2012: €508 million). Principal capital expenditures in 2014 for property, plant, and equipment increased compared to 2013 mainly due to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business and investments in data centers. The increase from 2012 to 2013 was mainly due to purchases of computer hardware including data center infrastructure. Principal capital expenditures for property, plant and equipment for the period from January 1, 2015 to the date of this report were €82 million. For a further information on our property, plant, and equipment see Note (17) to our Consolidated Financial Statements.

Our capital expenditures for intangible assets such as acquired technologies and customer relationships amounted to €1,956 million in 2014 from €419 million in 2013 (2012: €1,794 million). The increase from 2013 to 2014 was due to the acquisition of Concur in 2014, while in 2013 we only executed a few smaller business combinations. Our investments allocated to goodwill amounted to €6,012 million in 2014 from €842 million in 2013 (2012: €4,557 million). The significant increase from 2013 to 2014 was again due to the acquisition of Concur in 2014 compared to the few smaller business combinations in 2013. The decrease from 2012 to 2013 in the addition to goodwill and intangible assets was primarily attributable to executing only a few small business combinations in 2013 compared to the acquisition of SuccessFactors and Ariba in 2012. For further details on acquisitions and related capital expenditures, see Note (4) and Note (16) to our Consolidated Financial Statements.

For further information regarding the principal markets in which SAP conducts business, including a breakdown of total revenues by category of activity and geographic market for each of the last three years, see “Item 5. Operating and Financial Review and Prospects – Operating Results (IFRS)” of this report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

We derive our revenue from fees charged to our customers for (a) the use of our cloud offerings, (b) licenses to our on-premise software products and (c) support, consulting, customer-specific on-premise software development arrangements, training, and other services.

Part I

Item 5

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

See “Item 4. Information about SAP – Products, Research & Development, and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

•	the factors that we believe impacted our performance in 2014;

•	our outlook for 2014 compared to our actual performance (non-IFRS);

•	a discussion of our operating results (IFRS) for 2014 compared to 2013 and for 2013 compared to 2012;

•	the factors that we believe will impact our performance in 2015; and

•	our operational targets for 2015 (non-IFRS).

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information – Risk Factors” and “Item 18. Financial Statements.”

ECONOMY AND THE MARKET

Global Economic Trends

The global economy recovered during the course of 2014, although slowly and heterogeneously, according to the European Central Bank (ECB). The ECB reports that progress in some advanced economies was restrained early in the year, gained momentum in the second and third quarters, but then weakened slightly in the fourth quarter. In the emerging economies, in contrast, the ECB says, structural problems and a tight credit environment impeded growth throughout the year.

On the other hand, geopolitical crises, such as those in Ukraine and the Middle East, had little impact on the global economy in 2014, according to the ECB.

Year-over-year growth in the Europe, Middle East, and Africa (EMEA) region was significantly slower than the global average. The ECB reports that growth in the euro area lost momentum throughout 2014; it was particularly weak in the fourth quarter given unexpectedly low investment and exports. The ECB estimates that euro-area gross domestic product (GDP) increased 0.8% year-over-year. It notes that overall growth was robust in Central and Eastern Europe in the first half of 2014 but that in some countries growth slowed in the second half of the year. The intensifying conflict in Ukraine, the international sanctions, and falling oil prices all hampered growth in the Russian economy, especially in the second half of the year.

Year-over-year growth in the Americas region was also slower than the global average, the ECB reports. Strong domestic demand underpinned substantial growth in the U.S. economy, especially in the second and third quarters. In contrast, economic growth in Latin America weakened and the disparity between countries’ growth increased in 2014. For example, the ECB reports that the Brazilian economy grew little – indeed, it contracted in the first six months – while experiencing steep inflation. In contrast, the Mexican economy regained traction in 2014 after suffering a marked reversal the previous year, according to the ECB.

Economic trends in the Asia Pacific Japan (APJ) region were again mixed. In Japan, economic growth slowed again. In the second and third quarters, Japan’s economy even contracted; the ECB links this development with the increase in consumption tax on April 1, 2014. Japan returned to growth in the last quarter of the year. Year-over-year, economic growth in China decelerated – primarily because of a decline in investments. National and local stimulus programs brought a return to greater stability in the fourth quarter. According to the ECB, the outcome was full-year economic growth in China at a rate in the upper single-digit percentage range.

The IT Market

According to U.S. market research firm International Data Corporation (IDC), the global IT market expanded 4.1% in 2014, which is in the

Part I

Item 5

lower end of the range IDC expected in its earlier quarterly projections. Drivers were a decrease in production and a decline of average prices for tablets and smartphones in a saturated market, according to IDC. These effects had not been foreseen at the beginning of the year. On the other hand, PC-related sales revenue shrank less than IDC had forecasted in its projections earlier in the year. Indeed, in the advanced economies PC spending rose for the first time since 2010, although it continued to decline in the emerging economies. IDC’s expectations for the software and related services markets remained broadly constant all year. IDC expected that the software market grew 6.1% and the services market grew 3.3% in 2014. According to IDC companies continue to invest in software; increasingly so in solutions for the cloud, mobile, and Big Data. Such investment is targeted at cost reduction, more efficient operation, and optimized hardware utilization.

Each segment of the IT market in the EMEA region expanded less than the global average. IDC states that, in Western Europe, a resurgent PC market (8.2% growth) drove an increase in total IT spending. Nonetheless, overall growth in the IT market in Western Europe market was 1.8% (Germany: 3.6%), which was negatively influenced by political tensions with Russia. The impact of the Ukraine crisis was more noticeable in Central and Eastern Europe, where the IT market nearly stagnated with 0.1% growth (Russia 0.1%). The IT market in the Africa and the Middle East grew by a percentage well into double digits.

In the Americas region, IDC estimates the U.S. IT market as relatively stable and calculated growth of 3.8% in 2014. Progress was slowest in the first quarter, similar to what was seen in the U.S. economy. IT demand grew most rapidly for cloud products, and that growth was at the expense of traditional software products. The markets in Latin America grew more slowly than previously. IDC estimates that the IT market in Latin America grew only 6.2% year-over-year (Brazil: 7.1%; Mexico: 2.8%) after double-digit growth in the previous year and despite a projection of 8% growth for 2014 made at the beginning of the year.

The two largest economies in the APJ region, China and Japan, experienced some difficulty in 2014, and in both countries the IT market was affected, IDC reports. In Japan, where IT spending had grown 4.0% in 2013, IDC estimates that it increased only 0.6% in 2014, held back by the weakness of the overall economy. For China, IDC projected 13.3% growth in 2014 at the beginning of the year, but by the end of the year it had trimmed its expectation to 9.8%.

Impact on SAP

Once again, growth in the overall global economy and in the IT industry was relatively slow in 2014, and it became increasingly volatile as the year progressed. This confronted SAP with considerable challenges. However, thanks to our innovation strategy, extended product portfolio, and strong diversification, we once again succeeded in significantly expanding our business and outperformed the overall global economy and IT industry in all regions in 2014 with regards to revenue growth.

Our non-IFRS software and software-related services revenue increased 7% at constant currencies in 2014. Both our core business and our cloud business contributed substantially to the increase. In our core business, non-IFRS software and support revenue increased 5% at constant currencies, although software revenue growth was affected by difficult economic conditions in almost all of the most important emerging economies for us, notably in Latin America, Russia and Ukraine, and Japan. That led to a 3% year-over-year decline in our non-IFRS software revenue at constant currencies, while our constant currency non-IFRS support revenue grew 8%. Support revenue is a robust feature of our core business model because a maintenance contract generally continues for as long as the customer uses the software. Our cloud business growth was strong. Non-IFRS cloud subscription and support revenue grew 45% over the year at constant currencies. That growth was 32% even after eliminating the results from the acquired cloud companies.

In the EMEA region, we were again highly successful, attaining 7% growth in non-IFRS software and software-related services revenue at constant currencies, while our performance in the United Kingdom was especially noteworthy. A 57% year-over-year increase in non-IFRS cloud subscription and support revenue at constant currencies is an indication that the cloud business is also of growing importance in the EMEA region.

In the Americas region, we achieved 7% growth in non-IFRS software and software-related services revenue at constant currencies despite the difficulties of weak economic progress, particularly in Latin America. Non-IFRS cloud subscription and support revenue grew 39% in the full year at constant currencies.

Part I

Item 5

In the APJ region, the economic environment remained weak in 2014 and was also reflected in our modest revenue growth. However, our strong growth in cloud and a solid performance in India are worth highlighting. In the APJ region, our non-IFRS software and software-related services revenue grew 7% year-over-year at constant currencies, considerably supported by a 60% increase in constant currency non-IFRS cloud subscription and support revenue.

In 2014, we again demonstrated that we are consistently pursuing our strategy for innovation and growth – and that globally we are able to generate growth that few other IT companies can match.

SEGMENT INFORMATION

In the first quarter of 2014, we took significant steps to drive forward our strategy and our ambition to become THE cloud company powered by SAP HANA. To execute this strategy, we merged certain areas of the company that performed similar tasks (for example, the on-premise sales forces with the cloud sales force, and the on-premise support units with the cloud support units) to achieve the seamless organization of SAP.

Since this integration and in the entire year 2014, our cloud-related activities were no longer handled by separate components in our Company. Our Executive Board assesses the financial performance of our Company on an integrated basis only. Consequently, SAP had one single operating segment in 2014.

For more information about the changes to our segment reporting, see the Notes to the Consolidated Financial Statements section, Note (29).

PERFORMANCE AGAINST OUTLOOK FOR 2014 (NON-IFRS)

Our 2014 operating profit-related internal management goals and published outlook were based on our non-IFRS financial measures. For this reason, in this section we discuss performance against our outlook referring solely to these non-IFRS financial measures. All discussion in the Operating Results (IFRS) section, however, is in terms of measures in accordance with International Financial Reporting Standards as issued by the International Accounting

Standards Board (IASB), and the numbers in that section are not explicitly identified as IFRS measures.

Starting in the second quarter of 2014, we additionally adjusted our non-IFRS operating expense by excluding the expenses resulting from the Versata litigation. (For more information about this litigation, see the Notes to the Consolidated Financial Statements section, Note (24)). Prior-year amounts have been adjusted accordingly. We exclude the Versata litigation expenses to provide additional insight into the comparability of our ongoing operating performance across periods and to continue the alignment of our non-IFRS measures with our internal performance measures.

Guidance for 2014 (Non-IFRS)

At the beginning of 2014, we gave the guidance that our cloud subscription and support revenue (non-IFRS) will increase to between €950 million and €1 billion (2013: €757 million) at constant currencies. For our software and software-related service revenue (non-IFRS) for 2014, we forecasted an increase of between 6% and 8% at constant currencies (2013: €14,032 million). We expected our full-year operating profit (non-IFRS) for 2014 to be between €5.8 billion and €6.0 billion (2013: €5.48 billion) at constant currencies. We anticipated an effective tax rate (IFRS) of between 26.0% and 27.0% (2013: 24.4%) and an effective tax rate (non-IFRS) of between 27.5% and 28.5% (2013: 25.9%).

In April, we confirmed the guidance for 2014 that we had published in January 2014. In July, we increased our outlook for cloud subscription and support revenue (non-IFRS) to between €1,000 million and €1,050 million (2013: €757 million) at constant currencies.

Based on the strong momentum in SAP’s cloud business, we raised our cloud outlook again in October and expected non-IFRS cloud subscriptions and support revenue to be in a range of €1,040 million to €1,070 million at constant currencies (2013: €757 million). With the customer-driven mix shift from upfront to cloud subscription revenue we expected full-year 2014 non-IFRS operating profit to be in a range of €5.6 billion to €5.8 billion (previously €5.8 billion to €6.0 billion) at constant currencies (2013: €5.48 billion). We confirmed our predictions for software and software-related service revenue (non-IFRS at constant currencies) and for the anticipated effective tax rates.

Part I

Item 5

To assist in understanding our 2014 performance as compared to our 2014 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

€ millions, except operating margin	IFRS Financial Measure	Recurring Revenue not Recorded Under IFRS	Acquisition- Related Charges	Share- Based Payments	Restruc- turing	Tomorrow Now and Versata Litigation	Non-IFRS Financial Measure	Currency Effect on the Non-IFRS Financial Measure	Non-IFRS Financial Measure at Constant Currency
Software and software-related service revenue	14,855	19	NA	NA	NA	NA	14,874	110	14,984
Total revenue(1)	17,560	19	NA	NA	NA	NA	17,580	142	17,722
Operating profit(1)	4,331	19	562	290	126	309	5,638	–9	5,628
Operating margin in %	24.7	0.1	3.2	1.7	0.7	1.8	32.1	–0.3	31.8

(1)

Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin, and is included in this table for the convenience of the reader.

Actual Performance in 2014 Compared to Guidance (Non-IFRS)

We achieved or exceeded the amended outlook guidance for revenue and operating profit we published in October.

Comparison of Forecast and Results for 2014

	Forecast for 2014	Results for 2014
Cloud subscription and support revenue (non-IFRS, at constant currencies)1)	€ 1,040 million to € 1,070 million	€ 1,098 million
Software and software-related service revenue (non-IFRS, at constant currencies)	+6% to +8%	+7%
Operating profit (non-IFRS, at constant currencies)1)	€5.6 billion to €5.8 billion	€5.63 billion
Effective tax rate (IFRS)	26.0% to 27.0%	24.7%
Effective tax rate (non-IFRS)	27.5% to 28.5%	26.1%

1)	Revised forecast (October 2014).

Despite ongoing economic uncertainty throughout 2014, our new and existing customers continued to show a strong willingness to invest in our solutions. We saw a strong impetus toward growth in the cloud business.

At constant currencies, non-IFRS cloud subscription and support revenue grew from €757 million in 2013 to €1,098 million in 2014. That represents an increase of 45% at constant currencies. The increase includes effects relating to acquisitions not included, or not included in full, in the 2013 amount. These acquisition-related effects account for 13 percentage points in the increase. The increase in our cloud subscription and support revenue led to an increase in our annual cloud revenue run rate to €1,716 million (2013: €1,016 million), with Concur and Fieldglass having together contributed €0.3 billion to the 2014 run rate. In 2014, we began to use the sum of non-IFRS fourth-quarter cloud subscription and support revenue (€360 million) and fourth-quarter non-IFRS cloud-related professional services and other service revenue (€69 million), multiplied by four, to calculate our annual cloud revenue run rate.

Our non-IFRS software and software-related services revenue grew 7% at constant currencies to €14,984 million (2013: €14,032 million).

Part I

Item 5

Despite adverse economic conditions weighing on business in Russia and Ukraine, our performance in the Europe, Middle East, and Africa (EMEA) region was again sound. Non-IFRS software and software-related service revenue grew 6% (7% at constant currencies) and non-IFRS cloud subscription and support revenue increased 58% (57% at constant currencies) in the EMEA region. In the Americas region, non-IFRS software and software-related service revenue increased 6% (7% at constant currencies), with strong growth in the United States. The economic and political environment in Latin America remained difficult. Our non-IFRS cloud subscription and support revenue increased 39% (39% at constant currencies) in the Americas region. In the Asia Pacific Japan (APJ) region, our non-IFRS software and software-related service revenue increased 4% (7% at constant currencies). Non-IFRS cloud subscription and support revenue increased 59% (60% at constant currencies) in the APJ region.

In 2014, we achieved a non-IFRS operating profit of €5,628 million at constant currencies. Thus, constant currency non-IFRS operating profit was within the range (€5.6 billion to €5.8 billion) we had expected in our updated outlook.

We achieved an effective tax rate (IFRS) of 24.7% and an effective tax rate (non-IFRS) of 26.1%, which is below the outlook of 26.0% to 27.0% (IFRS) and 27.5% to 28.5% (non-IFRS). The reduction mainly results from the regional allocation of income, from tax effects on changes in foreign currency exchange rates, and from taxes for prior years.

OPERATING RESULTS (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

We acquired Concur Technologies in December 2014, so Concur results are incorporated in our 2014 results only for December. We acquired Fieldglass in May 2014, so Fieldglass results are incorporated in our 2014 results only for May to December. Similarly, because we acquired hybris in August 2013, hybris results are incorporated in our 2013 results only for August to December.

Our 2014 Results Compared to Our 2013 Results (IFRS)

Revenue

Revenue

€ millions	2014	2013	Change in % 2014 vs 2013
Cloud subscriptions and support	1,087	696	56%
Software	4,399	4,516	–3%
Support	9,368	8,738	7%
Software and support	13,767	13,254	4%
Software and software-related service revenue	14,855	13,950	6%
Professional services and other service revenue	2,706	2,865	–6%
Total revenue	17,560	16,815	4%

Total Revenue

Total revenue increased from €16,815 million in 2013 to €17,560 million in 2014, representing an increase of €746 million, or 4%. This growth reflects a 5% increase from changes in volumes and prices and a 1% decrease from currency effects. The growth in revenue resulted primarily from a €391 million increase in cloud subscription and support revenue and a €631 million rise in support revenue. Consulting revenue declined €147 million and software revenue declined €117 million. Software and software-related service revenue climbed to €14,855 million in 2014, an increase of 6%. Software and software-related service revenue represented 85% of total revenue in 2014 (2013: 83%). Professional services and other service revenue declined 6% from €2,865 million in 2013 to €2,706 million, which was 15% of total revenue, in 2014.

Part I

Item 5

For more information about the breakdown of total revenue by region and industry, see the Revenue by Region and Industry section below.

Software and Software-Related Service Revenue

Software revenue results from the fees earned from selling or licensing software to customers. Revenue from cloud subscriptions and support refers to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP during the term of its contract with SAP. Support revenue represents fees earned from providing technical support services and unspecified software upgrades, updates, and enhancements to customers.

Cloud subscription and support revenue increased from €696 million in 2013 to €1,087 million in 2014. Deferred cloud subscription and support revenue totaled €690 million on December 31, 2014, an increase of 56% (December 31, 2013: €443 million).

The revenue share from more predictable cloud subscription and support revenue together with support revenue increased to 60% (2013: 56%) of total revenue.

A combination of a challenging macroeconomic and political environment in Russia, Ukraine, and some Latin American markets and the accelerating industry shift to the cloud resulted in a €117 million decline in software revenue. That decline, from €4,516 million in 2013 to €4,399 million in 2014, reflects a 3% decrease from changes in volumes and prices.

Our customer base continued to expand in 2014. Based on the number of contracts concluded, 12% of the orders we received for software in 2014 were from new customers (2013: 16%). The total value of software orders received declined 3% year-over-year. The total number of contracts signed for new software decreased 3% to 54,120 (2013: 55,909 contracts), while the average order value increased by 1%. Of all our software orders received in 2014, 22% were attributed to deals worth more than €5 million (2013: 24%), while 44% were attributed to deals worth less than €1 million (2013: 44%).

Our stable customer base, continued investment in software by customers throughout 2014 and the previous year, and the continued success of our premium support offerings resulted in an increase in support revenue from €8,738 million in 2013 to €9,368 million in 2014. The SAP Enterprise Support services offering was the largest contributor to our support revenue. The €631 million, or 7%, growth in support revenue reflects a 9% increase from changes in volumes and prices and a 1% decrease from currency effects. This growth is primarily attributable to SAP Product Support for Large Enterprises, SAP Enterprise Support, and our premium offerings. The acceptance rate for SAP Enterprise Support among new customers remained high at 98% in 2014.

Software and support revenue rose €514 million, or 4%, from €13,254 million in 2013 to €13,767 million in 2014. This growth breaks down into a 5% increase from changes in volumes and prices and a 1% decrease from currency effects.

Software and software-related service revenue grew from €13,950 million in 2013 to €14,855 million in 2014, an increase of 6%. This reflects a 7% increase from changes in volumes and prices and a 1% decrease from currency effects.

Professional Services and Other Service Revenue

Professional services and other service revenue consists primarily of consulting and other service revenue. We generate most of our consulting revenue from the implementation of our software products. Other service revenue consists mainly of revenue from messaging services and of training revenue from educational services supplied to customers and partners on the use of our software products and related subjects.

Professional services and other service revenue decreased €159 million, or 6%, from €2,865 million in 2013 to €2,706 million in 2014. This decline reflects a 4% decrease from changes in volumes and prices and a 1% decrease from currency effects.

Customers’ cautious buying behavior toward large services projects led to a decline in consulting revenue from €2,242 million in 2013 to €2,095 million in 2014, a decrease of €147 million, or 7%. This decline reflects a 5% decrease from changes in volumes and prices and a 1% decrease from currency effects. Consulting

Part I

Item 5

revenue contributed 77% of the total professional services and other service revenue (2013: 78%). Consulting revenue contributed 12% of total revenue in 2014 (2013: 13%).

Revenue from other services decreased €12 million, or 2%, to €611 million in 2014 (2013: €623 million). This reflects a 1% decrease from changes in volumes and prices and a 1% decrease from currency changes.

Revenue by Region and Industry

Revenue by Region

€ millions	2014	2013	Change in % 2014 vs 2013
Germany	2,570	2,513	2%
Rest of EMEA	5,813	5,462	6%
EMEA	8,383	7,975	5%
United States	4,898	4,487	9%
Rest of Americas	1,591	1,746	–9%
Americas	6,489	6,233	4%
Japan	600	631	–5%
Rest of APJ	2,088	1,975	6%
APJ	2,688	2,606	3%
SAP Group	17,560	16,815	4%

Revenue by Industry

€ millions	2014	2013	Change in % 2014 vs 2013
Energy & Natural Resources	4,158	4,077	2%
Discrete Manufacturing	3,051	2,987	2%
Consumer	4,045	3,778	7%
Public Services	1,786	1,691	6%
Financial Services	1,697	1,633	4%
Services	2,824	2,649	7%
Total revenue	17,560	16,815	4%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

EMEA Region

In 2014, the EMEA region generated €8,383 million in revenue, which was 48% of total revenue (2013: €7,975; 47%). This represents a year-over-year increase of 5%. Revenue in Germany increased 2% to €2,570 million in 2014 (2013: €2,513 million). Germany contributed 31% (2013: 32%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Russia, Switzerland, and the United Kingdom. Software and software-related service revenue generated in the EMEA region in 2014 totaled €7,028 million (2013: €6,616 million). Software and software-related service revenue represented 84% of all revenue in the region in 2014 (2013: 83%). Cloud subscription revenue rose 58% to €277 million in 2014 (2013: €176 million). This growth reflects a 57% increase from changes in volumes and prices and a 1% increase from currency effects. Software and support revenue rose 5% to

Part I

Item 5

€6,751 million in 2014 (2013: €6,440 million). This growth reflects a 6% increase from changes in volumes and prices and a 1% decrease from currency effects.

Americas Region

In 2014, 37% of our total revenue was generated in the Americas region (2013: 37%). Total revenue in the Americas region increased 4% to €6,489 million; revenue generated in the United States increased 9% to €4,898 million. This growth reflects an 8% increase from changes in volumes and prices and a 1% increase from currency effects. The United States contributed 75% (2013: 72%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue declined 9% to €1,591 million. This reflects a 5% decrease from changes in volumes and prices and a 4% decrease from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2014 totaled €5,489 million (2013: €5,097 million). Software and software-related service revenue represented 85% of all revenue in the Americas region in 2014 (2013: 82%). Cloud subscription revenue rose by 55% to €709 million in 2014 (2013: €457 million); currency effects were 0%. Software and support revenue rose 3% to €4,780 million in 2014 (2013: €4,641 million). This growth reflects a 3% increase from changes in volumes and prices; currency effects were 0%.

APJ Region

In 2014, 15% (2013: 15%) of our total revenue was generated in the APJ region, with the strongest revenue growth being achieved in Australia. Total revenue in the APJ region increased 3% to €2,688 million. In Japan, revenue decreased 5% to €600 million. Revenue from Japan was 22% (2013: 24%) of all revenue generated in the APJ region. The decline in revenue from Japan was attributable to a 2% increase from changes in volumes and prices and a 7% decrease from currency effects. In the remaining countries of the APJ region, revenue increased 6%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue in the APJ region totaled €2,337 million in 2014 (2013: €2,237 million). That was 87% of all revenue from the region (2013: 86%). Cloud subscription revenue grew 59% to €101 million in 2014 (2013: €64 million). This growth reflects a 60% increase from changes in volumes and prices and a 1% decrease from currency effects. Software and support revenue increased 3% to €2,236 million in 2014 (2013: €2,173 million). This increase reflects a 5% increase from changes in volumes and prices and a 2% decrease from currency effects.

Revenue by Industry

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

In 2014 we achieved above-average growth in the following industry sectors, measured by changes in total revenue: Services (€2,824 million, at a growth rate of 7%); Consumer (€4,045 million, at a growth rate of 7%); Public Services (€1,786 million, at a growth rate of 6%); and Financial Services (€1,697 million, at a growth rate of 4%). Revenue from the other industry sectors: Energy and Natural Resources (€4,158 million, at a growth rate of 2%); and Discrete Manufacturing (€3,051 million, at a growth rate of 2%).

Part I

Item 5

Operating Profit and Margin

Total Operating Expenses

€ millions	2014	% of total revenue(1)	2013	% of total revenue(2)	Change in % 2014 vs 2013
Cost of software and software-related services	–2,894	16%	–2,629	16%	10%
Cost of professional services and other services	–2,379	14%	–2,402	14%	–1%
Research and development	–2,331	13%	–2,282	14%	2%
Sales and marketing	–4,304	25%	–4,131	25%	4%
General and administration	–892	5%	–866	5%	3%
Restructuring	–126	1%	–70	0%	80%
TomorrowNow and Versata litigation	–309	2%	31	0%	<-100
Other operating income/expense, net	4	0	12	0%	–65%
Total operating expenses	–13,230	75%	–12,336	73%	7%

(1)	Total revenue for 2014: € 17,560 million.

(2)	Total revenue for 2013: € 16,815 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2014	2013	Change in % 2014 vs 2013
Operating profit	4,331	4,479	–3%
Operating margin (in %)	24.7%	26.6%	–2.0pp

In 2014, SAP continued to invest in innovation and made substantial advances in the cloud business. In addition and among other influences, negative currency effects and the difficult economic situation in Latin America and Russia affected our profitability. As a result, our operating profit in 2014 was €4,331 million, a little less than in the previous year (2013: €4,479 million).

In 2014, our operating expenses increased €894 million or 7% to €13,230 million (2013: €12,336 million). The increase relates primarily to an expense in connection with the TomorrowNow and Versata litigation, restructuring costs, continuing investment in our sales organization, and a rise in personnel and infrastructure costs, especially for our cloud business.

The effect of acquisition-related expenses, which were €562 million (2013: €555 million), of restructuring expenses, which were €126 million (2013: €70 million), and of a €309 million expense relating to the TomorrowNow and Versata litigation weighed more heavily on operating profit than in the previous year. Continuing investment in sales activities around the world and in the cloud also affected operating profit. Our employee headcount (measured in full-time equivalents, or

FTEs) increased 7,834 year-over-year. Acquisitions accounted for more than 5,500 of the added FTEs.

Those negative effects on operating profit were in part offset by the reduced cost of share-based compensation programs totaling €290 million (2013: €327 million) resulting from the declining year-over-year performance of the stock and by savings in general administration costs.

The overall result of these effects on operating profit was a 2.0 percentage point narrowing of our operating margin in 2014 to 24.7% (2013: 26.6%).

Changes to the individual elements in our cost of revenue were as follows:

Cost of Software and Software-Related Services

Cost of software and software-related services consists primarily of customer support costs, cost of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization expenses relating to intangibles, and

Part I

Item 5

license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2014, the cost of software and software-related services increased 10% to €2,894 million (2013: €2,629 million).

Significant costs included an additional €180 million to extend our cloud business, especially outside the United States, with an associated increase in the expense of delivering and operating cloud applications, and a €112 million rise in the cost of providing customer support. They both represent investments that contributed to revenue growth. Our margin on cloud subscriptions and support widened 0.9 percentage points to 55.8% (2013: 54.8%). This improvement in margin was achieved primarily through strong growth in our cloud subscription and support revenue and despite the increased expense we incurred to extend our cloud infrastructure. At the same time, the license fees we pay to third parties decreased by €49 million.

The gross margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year-over-year at 81% in 2014 (2013: 81%).

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

Our consulting business is being greatly affected as we trend away from classic software licensing and consulting revenue toward more subscription revenue from cloud solutions. As a result, both our professional and other services revenue and our professional and other services expense decreased. We reduced costs for professional and other services 1% from €2,402 million in 2013 to €2,379 million in 2014. Our gross margin on professional and other services, defined as professional and other services profit as a percentage of professional and other services revenue, narrowed to 12% (2013: 16%).

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Although our personnel costs grew because of the 6% increase in our headcount by the end of the year, our R&D expense increased only 2% to €2,331 million in 2014 from €2,282 million in 2013. R&D expense as a percentage of total revenue was slightly less year-over-year at 13.3% (2013: 13.6%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense rose 4% from €4,131 million in 2013 to €4,304 million in 2014. The increase was mainly the result of greater personnel costs as we expanded our global sales force and of the reallocation and re-tasking of employees to sales-related work. By increasing our sales force we accelerated our revenue growth. The ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased slightly to 24.5% year-over-year (2013: 24.6%) because costs grew less rapidly than revenue.

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration functions.

General and administration expense increased 3% from €866 million in 2013 to €892 million in 2014. That this increase was modest compared to the growth in our revenue is primarily the result of careful cost management. The ratio of general and administration expense to total revenue was unchanged in 2014 at 5% (2013: 5%).

Part I

Item 5

Financial Income, Net

Financial income, net, changed to –€25 million (2013: –€66 million). Our finance income was €127 million (2013: €115 million) and our finance costs were €152 million (2013: €181 million).

Finance income mainly consists of interest income from loans, financial assets (cash, cash equivalents, and current investments) and income of derivatives. This increase is attributable to a higher average liquidity and slightly higher interest rates than in 2013.

Finance costs mainly consist of interest expense on financial liabilities (€93 million in 2014 compared to €131 million in 2013). The decrease year-over-year is mainly due to positive effects from interest rate derivatives and due to lower average indebtedness. For more information about these financing instruments, see the Notes to the Consolidated Financial Statements section, Note (18b).

Income Tax

Our effective tax rate increased slightly to 24.7% in 2014 (2013: 24.4%). For more information, see the Notes to the Consolidated Financial Statements section, Note (11).

Our 2013 Results Compared to Our 2012 Results (IFRS)

Revenue

Revenue

€ millions	2013	2012	Change in % 2013 vs 2012
Cloud subscriptions and support	696	270	>100
Software	4,516	4,658	–3%
Support	8,738	8,237	6%
Software and support	13,254	12,895	3%
Software and software-related service revenue	13,950	13,165	6%
Professional services and other service revenue	2,865	3,058	–6%
Total revenue	16,815	16,223	4%

Total Revenue

Total revenue increased from €16,223 million in 2012 to €16,815 million in 2013, representing an increase of €592 million, or 4%. This growth reflects an 8% increase from changes in volumes and prices and a 5% decrease from currency effects. The growing revenue resulted primarily from a €426 million increase in cloud subscription and support revenue and a €501 million rise in support revenue. Consulting revenue declined by €200 million and software revenue by €142 million. Software and software-related service revenue climbed to €13,950 million in 2013, an increase of 6%. Software and software-related service revenue represented 83% of total revenue in 2013 (2012: 81%). In 2013, professional and other service revenue contributed €2,865 million to our total revenue, representing a drop of 6% compared to 2012.

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

Cloud subscriptions and support revenue increased from €270 million in 2012 to

Part I

Item 5

€696 million in 2013. This increase is largely due to the acquisition of Ariba on October 1, 2012, and due to continuing strong growth at SuccessFactors and Ariba in 2013.

A combination of a challenging macroeconomic environment in key markets and the accelerating industry shift to the cloud resulted in a 2% software revenue increase from changes in volumes and prices. There was also a 5% decrease from currency effects. Overall, software revenue declined €142 million or 3% from €4,658 million in 2012 to €4,516 million in 2013. In 2013, SAP HANA contributed €633 million to total software revenue.

Software and support revenue rose from €12,895 million in 2012 to €13,254 million in 2013, representing an increase of €359 million, or 3%. This growth consists of an 7% increase from changes in volumes and prices and a 5% decrease from currency effects.

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

Customers’ cautious buying behavior toward large services projects led to a decline in consulting revenue from €2,442 million in 2012 to €2,242 million in 2013, representing a decrease of €200 million, or 8%. This decline reflects a 5% decrease from changes in volumes and prices and a 4% decrease from currency effects. Consulting revenue contributed 78% of the total professional and other service revenue (2012: 80%). Consulting revenue contributed 13% of total revenue (2012: 15%).

Revenue from other services increased €7 million, or 1%, to €623 million in 2013 (2012: €616 million). This reflects a 5% increase from changes in volumes and prices and a 4% decrease from currency changes.

Part I

Item 5

Revenue by Region and Industry

Revenue by Region

€ millions	2013	2012	Change in % 2013 vs 2012
Germany	2,513	2,382	5%
Rest of EMEA	5,462	5,130	6%
Total EMEA	7,975	7,512	6%
United States	4,487	4,413	2%
Rest of Americas	1,746	1,647	6%
Total Americas	6,233	6,060	3%
Japan	631	791	–20%
Rest of APJ	1,975	1,860	6%
APJ	2,606	2,650	–2%
SAP Group	16,815	16,223	4%

Revenue by Industry

€ millions	2013	2012	Change in % 2013 vs 2012
Energy & Natural Resources	4,077	3,926	4%
Discrete Manufacturing	2,987	3,109	–4%
Consumer	3,778	3,646	4%
Public Services	1,691	1,614	5%
Financial Services	1,633	1,444	13%
Services	2,649	2,485	7%
Total revenue	16,815	16,223	4%

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the Notes to the Consolidated Financial Statements section, Note (29).

The EMEA Region

In 2013, the EMEA region generated €7,975 million in revenue, which was 47% of total revenue (2012: €7,512; 46%). This represents a year-over-year increase of 6%. Total revenue in Germany increased 5% to €2,513 million in 2013 (2012: €2,382 million). Germany contributed 32% (2012: 32%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in the United Kingdom, France, Switzerland, the Netherlands, Russia, and

Italy. Software and software-related service revenue generated in the EMEA region in 2013 totaled €6,616 million (2012: €6,126 million). Software and software-related service revenue represented 83% of total revenue in 2013 (2012: 82%). Software & Support revenue rose by 7% to €6,440 million in 2013 (2012: €6,043 million). This growth reflects an 8% increase from changes in volumes and prices and a 2% decrease from currency effects. Cloud subscription and support revenue grew 113% to €176 million (2012: €82 million).

The Americas Region

In 2013, 37% of our total revenue was generated in the Americas region (2012: 37%). Total revenue in the Americas region increased 3% to €6,233 million; revenue generated in the United States increased 2% to €4,487 million. This growth reflects an 5% increase from changes in volumes and prices and a 4% decrease from currency effects. The United States contributed 72% (2012: 73%) of all revenue generated in the

Part I

Item 5

Americas region. In the remaining countries of the Americas region, revenue climbed 6% to reach €1,746 million. This growth reflects a 15% increase from changes in volumes and prices and a 9% decrease from currency effects. This revenue was principally generated in Brazil, Canada, and Mexico. Software and software-related service revenue generated in the Americas region in 2013 totaled €5,097 million (2012: €4,789 million). Total software and software-related service revenue represented 82% of all revenue in the Americas region in 2013 (2012: 79%). Software and support revenue remained flat as a 5% increase in volume and prices was offset by a 5% decrease from currency effects. Cloud subscription and support revenue grew by 184% to €457 million (2012: €161 million), representing 66% of worldwide cloud subscription and support revenues.

The APJ Region

In 2013, 15% (2012: 16%) of our total revenue was generated in the APJ region, with the strongest revenue growth being achieved in China. Total revenue in the APJ region decreased by 2% to €2,606 million. In Japan, revenue fell by 20% to €631 million, which represents 24% (2012: 30%) of the total revenue generated in the APJ region. This drop in revenue is attributable, in full, to currency effects. In the remaining countries of the APJ region, revenue increased by 6%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Software and software-related service revenue generated in the APJ region in 2013 totaled €2,237 million (2012: €2,250 million). That was 86% of total revenue (2012: 85%). Software and support revenue decreased by 2% to €2,173 million (2012: €2,224). This decline reflects an 9% increase from changes in volume and prices and a 11% decrease from currency effects. Cloud subscription and support revenue grew by 139% to €64 million (2012: €27 million).

Revenue by Industry

With effect from January 2013, we rearranged our industry sectors from nine groups into six so that we could focus better on the requirements of existing and potential customers.

We merged one of our existing industry sectors, process manufacturing – which covers the chemicals and mill products industries – with the energy and natural resources industry sector. We combined our former consumer products and the retail and wholesale distribution industry sector into the consumer sector. The healthcare and life sciences (medical and pharmaceutical) industries, which were previously grouped together under the healthcare sector, now belong to the public services or consumer industry sectors, respectively. To address the changing needs of our customers, a new industry subgroup was established, sports and entertainment, which is part of the professional services sector.

We allocate our customers to one of our industries at the outset of an initial arrangement. All subsequent revenue from a particular customer is recorded under that industry sector.

In 2013, we achieved above-average growth in the following sectors, measured by changes in total revenue: Financial Services (€1,633 million, at a growth rate of 13%), Services (€2,649 million, at a growth rate of 7%), Public Services (€1,691 million, at a growth rate of 5%), and Energy and Natural Resources (€4,077 million, at a growth rate of 4%). The revenue from the other industry sectors: Consumer €3,778 million, which was a 4% improvement on the prior year; Discrete Manufacturing €2,987 million, which was a 4% decline mainly related to APJ and the Americas.

Part I

Item 5

Operating Profit and Operating Margin

Total Operating Expenses

€ millions	2013	% of total revenue(1)	2012	% of total revenue(2)	Change in % 2013 vs 2012
Cost of software and software-related services	–2,629	16%	–2,553	16%	3%
Cost of professional services and other services	–2,402	14%	–2,520	16%	–5%
Research and development	–2,282	14%	–2,261	14%	1%
Sales and marketing	–4,131	25%	–3,912	24%	6%
General and administration	–866	5%	–949	6%	–9%
Restructuring	–70	0%	–8	0%	>100
TomorrowNow and Versata litigation	31	0%	–2	0%	<-100
Other operating income/expense, net	12	0%	23	0%	–46%
Total operating expenses	–12,336	73%	–12,181	75%	1%

(1)	Total revenue for 2013: €16,815 million.

(2)	Total revenue for 2012: €16,223 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2013	2012	Change in % 2013 vs 2012
Operating profit	4,479	4,041	11%
Operating margin (in %)	26.6%	24.9%	1.7pp

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

Those negative effects on operating profit were in part offset by a reduced expense for share-based payments, which totaled €327 million in 2013 (2012: €522 million) owing to a less steep increase in the SAP stock price, and a reduction in our general and administration expense.

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

Part I

Item 5

In 2013, the cost of software and software-related services increased a modest 3% to €2,629 million (2012: €2,553 million). The main factors were a €95 million acquisition-related increase in the cost of providing and operating our cloud solutions and a €13 million increase in customer support costs. They both represent investments that contributed to revenue growth. At the same time, the license fees we pay to third parties decreased by €29 million. The gross margin on our software and software-related services, defined as software and software-related services profit as a percentage of software and software-related services revenue, remained constant year over year in 2013 at 81% (2012: 81%).

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

Part I

Item 5

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

In 2014, as in 2013, approximately 71% of our total revenue was attributable to operations in non-euro countries. That revenue had to be translated into euros for financial reporting purposes. Fluctuations in the exchange value of the euro had an unfavorable impact of €143 million on our total revenue for 2014, an unfavorable impact of €734 million on our total revenue for 2013, and a favorable impact of €548 million on our total revenue for 2012.

The impact of foreign currency exchange rate fluctuations discussed in the preceding paragraph is calculated by translating current period figures in local currency to euros at the monthly average exchange rate for the corresponding month in the prior year. Our revenue analysis, included within the “Operating Results (IFRS)” section of Item  5, discusses at times the effect of currency movements which are calculated in the same manner.

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

Part I

Item 5

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2014, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. We rarely invest in the financial assets of issuers with a credit rating lower than BBB, and such investments were not material in 2014.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating needs and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

To expand our business, we have made acquisitions of businesses, products, and technologies. Depending on our future cash position and future market conditions, we might issue additional debt instruments to fund acquisitions, maintain financial flexibility, and limit repayment risk. Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. In the recent years we were able to repay additional debt within a short period of time due to our persistently strong free cash flow. For more information about the financial debt, see the Cash Flows and Liquidity section.

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

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with the outlook “Stable.”

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and potentially repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to continue to maintain an adequate liquidity position.

Capital Structure

	2014		2013		Change (in %)
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities
Equity	19,598	51	16,048	59	22
Current liabilities	8,544	22	6,347	23	35
Non-current liabilities	10,366	27	4,695	17	121
Liabilities	18,909	49	11,043	41	71

Total equity and liabilities	38,507	100	27,091	100	42

In 2014, we took out a two-tranche bank loan of €4,270 million in total and issued a three-tranche Eurobond of €2,750 million in total with maturities of four to 12 years to finance the acquisition of Concur. In addition a €500 million short-term bank loan was taken for the acquisition

Part I

Item 5

of Fieldglass and was repaid in the same year. We also repaid a €500 million Eurobond and the last tranche of the promissory notes amounting to €86 million. Thus, the ratio of total financial debt to total equity and liabilities increased by 13 percentage points to 29% at the end of 2014 (16% as at December 31, 2013).

Total financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see the Notes to the Consolidated Financial Statements section, Note (18).

As part of our financing activities, in 2015, the Company intends to repay a €550 million Eurobond as well as a US$300 million U.S. private placement tranche when they mature. Furthermore, we are planning to repay a substantial portion of our outstanding bank loans.

Total liabilities on December 31, 2014, mainly comprised financial liabilities of €11,542 million (of which €8,980 million are non-current). Financial liabilities on December 31, 2014, consisted largely of financial debt, which included amounts in euros (€8,799 million) and U.S. dollars (€2,276 million). On December 31, 2014, approximately 70% of financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps. Total liabilities on December 31, 2014, also comprised non-financial liabilities. Most of these non-financial liabilities result from employee-related obligations.

For more information about financial and non-financial liabilities, see the Notes to the Consolidated Financial Statements section, Note (18).

Cash Flows and Liquidity

Group liquidity on December 31, 2014, primarily comprised amounts in euros and U.S. dollars. Current investments are included in other financial assets in the statement of financial position. Financial debts are included within financial liabilities in the statement of financial position.

Group Liquidity of the SAP Group

€ millions	2014	2013	Change
Cash and cash equivalents	3,328	2,748	580
Current investments	95	93	2

Group liquidity	3,423	2,841	582
Current financial debt	–2,157	–586	–1,571

Net liquidity 1	1,266	2,255	–989
Non-current financial debt	–8,936	–3,722	–5,214

Net liquidity 2	–7,670	–1,467	–6,203

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, investments with original maturities of greater than three months and remaining maturities of less than one year) as reported in our Consolidated Financial Statements.

Part I

Item 5

Net liquidity is Group liquidity less total financial debt as defined above.

The increase in Group liquidity compared to 2013 was mainly financing activities in issuing bonds. They were partly offset by cash outflows for acquisitions (such as Concur and Fieldglass), dividend payments, and loan repayments.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flows

	Years ended December 31,			Change in % 2014 vs. 2013	Change in % 2013 vs. 2012
€ millions	2014	2013	2012
Net cash flows from operating activities	3,499	3,832	3,822	–9	0
Net cash flows from investing activities	–7,240	–1,781	–5,964	>100	–70
Net cash flows from financing activities	4,298	–1,589	–194	<-100	>100

Analysis of Consolidated Statements of Cash Flows: 2014 compared to 2013

Net cash provided by operating activities decreased 9% year-over-year to €3,499 million in 2014 (2013: €3,832 million). Payments in connection with the TomorrowNow and Versata litigation had a €555 million negative effect on net cash provided by operating activities. A €61 million increase to €1,356 million in our income tax payments also negatively affected net cash provided by operating activities. In 2014, days’ sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, increased three days to 65 days (2013: 62 days).

Cash outflows from investment activities increased significantly to €7,240 million in 2014 (2013: €1,781 million). The increase resulted principally from the Concur, Fieldglass, and SeeWhy acquisitions. For more information about current and planned capital expenditures, see the Investment Goals section.

Net cash inflows from financing activities were €4,298 million in 2014, compared to net cash outflows of €1,589 million in 2013. Cash inflows in 2014 were the result of issuing a €2,750 bond and drawing two tranches (of €1,270 million and €3,000 million) of a loan. Cash outflows arose chiefly from repayments of borrowings (€1,086 million) and the repayment of convertible bonds that we assumed in connection with our acquisition of Concur (US$1,160 million). The

Part I

Item 5

2013 cash outflows had resulted chiefly from dividends paid and the repayment of a €600 million bond.

The dividend payment of €1,194 million made in 2014 was greater than that of €1,013 million in the prior year because the dividend paid per share increased from €0.85 to €1.00.

Analysis of Consolidated Statements of Cash Flows: 2013 Compared to 2012

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

Cash outflows from financing activities totaled €1,589 million in 2013, compared to €194 million in 2012. In 2013, cash outflows were mainly driven by dividends paid and a repayment of an issued €600 million Eurobond. In addition, we took out a short-term bank loan in the amount of €1,000 million to finance the acquisition of hybris that was fully offset by repayments in the same amount and year. In the previous year, cash outflows from financing activities were mainly driven by repayments of a Eurobond tranche (€600 million) and several tranches (€611 million) of the promissory notes we issued in 2009 and dividends paid. This was almost fully compensated by a successfully placed Eurobond transaction totaling €1.3 billion and a U.S. private placement transaction of US$1.4 billion.

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

We are party to a revolving €2.0 billion credit facility contract with a current tenor of five years plus one extension option for an additional year. The credit line may be used for general corporate purposes. A possible future withdrawal is not bound to any financial covenants. Borrowings under the facility bear interest at the Euro Interbank Offered Rate (EURIBOR) or London Interbank Offered Rate (LIBOR) for the respective optional currency plus a margin ranging from 0.3% to 0.525%. We pay a commitment fee of 0.079% per annum on unused amounts of the available credit facility. So far, we have not used and do not currently foresee any need to use this credit facility.

As at December 31, 2014, SAP SE had additional available credit facilities totaling €471 million. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds in their local currencies at prevailing interest rates, generally to the extent SAP SE has guaranteed such amounts. As at December 31, 2014, approximately €54 million was available through such arrangements. There were immaterial borrowings outstanding under these credit facilities from our foreign subsidiaries as at December 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

Several SAP entities have entered into operating leases for office space, hardware, cars and certain other equipment. These arrangements are sometimes referred to as a form of off-balance sheet financing. Rental expenses under these operating leases are set forth below under “Contractual Obligations.” We do not believe we have forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

Part I

Item 5

CONTRACTUAL OBLIGATIONS

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2014:

Contractual obligations		Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities(1)	12,025	2,377	4,601	1,785	3,262
Derivative financial liabilities(1)	344	295	22	19	8
Operating lease obligations(3)	1,332	262	374	355	341
Purchase obligations(3)	859	479	236	81	62
Capital contribution commitments(3)	77	77	0	0	0
Other non-current non-financial liabilities(2)	219	0	93	24	101

Total	14,856	3,490	5,326	2,265	3,775

(1)	For more information on financial liabilities and derivative financial liabilities see Note (25) to our Consolidated Financial Statements.

(2)	For more information on other non-current non-financial liabilities see Note (18c) to our Consolidated Financial Statements.

(3)

See Note (23) to our Consolidated Financial Statements for additional information about operating lease obligations, purchase obligations, and capital contribution commitments. Our expected contributions to our pension and other post-employment benefit plans are not included in the table above. For more information on these contributions see Note (19a) to our Consolidated Financial Statements.

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

RESEARCH AND DEVELOPMENT

For information on our R&D activities see “Item 4. Information about SAP – Products, Research & Development, and Services.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects – Operating Results (IFRS)” and for information related to our R&D employees see “Item 6. Directors, Senior Management and Employees – Employees.”

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

Part I

Item 5

given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues and expenses. Actual results could differ from original estimates.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

•	revenue recognition;

•	valuation of trade receivables;

•	accounting for share-based payment;

•	accounting for income tax;

•	accounting for business combinations;

•	subsequent accounting for other intangibles;

•	determination of operating segments;

•	accounting for legal contingencies; and

•	recognition of internally generated intangible assets from development.

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

EXPECTED DEVELOPMENTS

Future Trends in the Global Economy

The European Central Bank (ECB) forecasts that global economic activity will continue to regain strength gradually but that the recovery will remain modest. Economic prospects for the various countries and regions are becoming increasingly mixed: The ECB believes key advanced economies should do well in the years to come; while structural problems will grow more severe and credit will become tighter in the emerging economies. Developments in current geopolitical flashpoints, for example in the Middle East and Ukraine, could also be a crucial factor, the ECB says.

In the Europe, Middle-East, and Africa (EMEA) region, economic growth may be slower than the worldwide average in 2015. Notably, growth in the euro area may remain weak. In the euro area, the ECB now expects annual growth of a little more than 1% in 2015 and 2016, which is a downward correction of its earlier forecasts. However, the ECB believes various monetary interventions could bear fruit in 2015, encouraging company investment. The ECB projects relatively robust growth in Central and Eastern Europe, rooted in a gradual increase in domestic demand. On the other hand, it expects export trade will be hampered by the geopolitical tensions between Russia and Ukraine.

Growth may also be slower than the global average in the Americas region in 2015, says the ECB. The ECB predicts strong economic growth in the United States in the future. Better conditions on the labor and housing markets and continuing easier finance should have a positive influence. However, the ECB believes that in Latin America growth will stay on a low level as commodity prices continue to fall and production costs increase. Clear differences in countries’ performance may remain. The ECB observes constraining factors in Brazil in particular, whereas it notes that in Mexico growth may accelerate in years to come as a result of that country’s far-reaching structural reforms.

Growth prospects remain mixed in the Asia Pacific Japan (APJ) region for the coming years, according to the ECB. In light of encouraging signs from housing and industrial output, the ECB expects positive numbers from Japan in 2015. It estimates that in 2015, the Chinese economy will grow slightly slower than in 2014. Consumer spending and trade are expected to make the largest contributions to growth in China.

Part I

Item 5

Economic Trends – Year-Over-Year GDP Growth

%	2013e	2014p	2015p
World	3.3	3.3	3.5
Advanced economies	1.3	1.8	2.4
Developing and emerging economies	4.7	4.4	4.3
Europe, the Middle East, and Africa (EMEA)
Euro area	–0.5	0.8	1.2
Germany	0.2	1.5	1.3
Central and Eastern Europe	2.8	2.7	2.9
Middle East and North Africa	2.2	2.8	3.3
Sub-Saharan Africa	5.2	4.8	4.9
Americas
United States	2.2	2.4	3.6
Canada	2.0	2.4	2.3
Central and South America, Caribbean	2.8	1.2	1.3
Asia-Pacific-Japan (APJ)
Japan	1.6	0.1	0.6
Asian developing economies	6.6	6.5	6.4
China	7.8	7.4	6.8

e = estimate; p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2015, Cross Currents, as of January 20, 2015, p.3

IT Market: The Outlook for 2015

Expansion of the worldwide IT market year-over-year will slow slightly to 3.7% (software: 6.5%) in 2015, according to International Data Corporation (IDC), a market research firm based in the United States. It believes that across the advanced, emerging, and developing economies, there will be stable demand for IT in the coming years. However, it expects prices to come under increasing pressure as competing segments, such as cloud offerings and classic software products, react to one another. In IDC’s view, moreover, the future expansion of the IT market depends on the resilience of the global economy in the face of many risk factors, for example the Ebola epidemic, the activities of Islamic State in the Middle East, the troubles in Ukraine, and the political tension in Southeast Asia.

In the EMEA region, IDC expects overall IT market growth to decelerate to 3.0% in 2015. Nonetheless, it predicts growth in the software and services segments of 5.3% and 3.3% respectively; both higher than in 2014. According to IDC, IT spending in Western Europe will possibly grow 1.2% in 2015 – considerably more slowly than in 2014. The German IT market may grow only slightly more quickly than that, at 1.5%. In Central and Eastern Europe, IT spending growth could again increase, to 7.1% (Russia: 5.9%) in 2015, but in the Middle East and Africa it might slow to single-digit growth of 8.6%, IDC says.

In the Americas region, IDC projects that in 2015 the IT market will continue to expand at 3.9% – a similar rate to that in 2014. It forecasts 7.3% growth in the software segment, as in 2014, and 2.7% growth in the services segment, somewhat slower than in 2014. IDC forecasts that IT spending may grow 3.5% in the United States and 5.7% in Latin America (Brazil: 3.2%; Mexico 6.3%) in 2015.

Expansion of overall IT spending in the APJ region may be sustained at 4.4% in 2015, according to IDC. That could include accelerated growth of 6.2% in the software segment. IDC expects IT market growth to slow by 0.2% in Japan and 4.4% in China in 2015.

Part I

Item 5

Trends in the IT Market – Increased IT Spending Year-Over-Year

%	2013e	2014p	2015p
World
Total IT	4.6	4.1	3.7
Hardware	4.9	3.8	2.8
Packaged software	7.4	6.1	6.5
Applications	7.3	6.0	6.2
IT services	2.6	3.3	3.5
Europe, Middle East, and Africa (EMEA)
Total IT	3.1	3.6	3.0
Packaged software	4.5	4.1	5.2
Applications	4.5	4.2	5.0
IT services	1.5	2.6	3.3
Americas
Total IT	5.2	4.3	3.9
Packaged software	8.9	7.3	7.3
Applications	8.9	7.1	7.0
IT services	2.8	3.1	2.7
Asia-Pacific-Japan (APJ)
Total IT	5.7	4.4	4.4
Packaged software	8.2	5.8	6.2
Applications	7.8	6.0	5.9
IT services	4.3	5.5	5.8

e = estimate, p = projection

Source:	IDC Worldwide Black Book Q3 2014 Update

Impact on SAP

SAP expects to outperform the global economy and the IT industry again in 2015 in terms of revenue growth. The last years of growth momentum underscore our leadership in the transformation of the industry.

In 2014, we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the SAP HANA platform, the broadest cloud portfolio, and the largest business network in the world. SAP powers the clear path to growth for businesses in the 21st century: run real time, run networked, Run Simple. We will continue to push relentlessly toward a much more predictable business model, in parallel we will further expand our core business and at the same time we will continue to expand our operating profit.

We are well-positioned and therefore confident we can achieve our medium-term targets for 2017 and 2020, assuming that the economic environment and IT industry develop as currently forecasted. Balanced in terms of regions as well as industries, we are well-positioned with our product offering to offset smaller individual fluctuations in the global economy and IT market.

The significantly more volatile market environment challenges also SAP to reach its ambitious targets. Our market and the demands of our customers are changing rapidly. We anticipated these changes early and positioned ourselves strategically. A comparison of our business outlook with forecasts for the global economy and IT industry shows that we can be successful even in a tough economic environment and will further strengthen our position as the market leader of enterprise application software.

We plan to continue to invest in countries in which we expect significant growth. Such countries include Brazil, China, India, Russia, as well as countries in the Middle East and Africa. We therefore expect to see further future growth potential not only regionally but also with our

Part I

Item 5

broad product offering helping us reach our ambitious 2015 outlook targets and medium-term aspirations for 2017 and 2020.

Operational Targets for 2015 (Non-IFRS)

Changes to Income Statement Structure

As outlined in the Service and Support section in this report, we have started to combine several of our services under our SAP ONE Service approach. In aligning our financial reporting with this change, starting in 2015, we are combining the revenue from premium support services with the revenue from professional services and other services in a new services revenue line item in our income statement. Until 2014, revenues from premium support services were classified as support revenues. Simultaneously with this change, we are simplifying and clarifying the labeling of several line items in our income statement. This includes renaming the previous revenue subtotal labeled software and support (which included premium support revenues) to software licenses and support (which no longer includes premium support revenues). The previous revenue subtotal labeled software and software-related service revenue is renamed cloud and software and accordingly no longer includes premium support revenue, which is now reclassified under the new services revenue line item. The two revenue line items, cloud subscriptions and support and total revenue are not affected by any of these changes and remain unaltered.

Our outlook for 2015 and beyond as outlined below is based on this modified income statement.

Revenue and Operating Profit Outlook

We are providing the following outlook for the full year 2015:

•

SAP expects full-year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 billion to €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.

•	SAP expects full year 2015 non-IFRS cloud and software revenue to increase by 8% to 10% at constant currencies (2014: €14.33 billion).

•	SAP expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion to €5.9 billion at constant currencies (2014: €5.64 billion).

While our full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. In January 2015, we disclosed that if exchange rates remain at the December 2014 closing rates for the rest of the year 2015, the Company expects the non-IFRS cloud and software revenue growth rate to experience a currency benefit of approximately two percentage points and the non-IFRS operating profit growth rate at actual currencies to experience a currency benefit of approximately one percentage point for the full-year 2015. In March 2015, we updated this estimate by disclosing if exchange rates remain at the closing rates of March 6, 2015, the Company expects non-IFRS cloud and software revenue and non-IFRS operating profit growth rates at actual currency to experience a positive currency impact of approximately 12 percentage points and 17 percentage points respectively for the first quarter of 2015 and a positive currency effect of approximately 11 percentage points and 14 percentage points respectively for the full year 2015.

We expect that non-IFRS total revenue will continue to depend largely on the revenue from cloud and software. However, the revenue growth we expect from this is below the outlook provided for non-IFRS cloud subscriptions and support revenue.

Part I

Item 5

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 2015	Actual Amounts for 2014
Revenue adjustments	< 20	19
Share-based payment expenses	520 to 560	290
Acquisition-related charges	670 to 720	562
Restructuring	150 to 250	126

In 2014, we incurred an expense of €309 million in connection with the TomorrowNow und Versata lawsuits. Versata and SAP have entered into a patent license and settlement agreement in Q3 2014.

The company expects a full-year 2015 effective tax rate (IFRS) of 25.0% to 26.0% (2014: 24.7%) and an effective tax rate (non-IFRS) of 26.5% to 27.5% (2014: 26.1%).

Goals for Liquidity and Finance

On December 31, 2014, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our present operating financing needs also in 2015 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. We intend to repay a US$300 million U.S. private placement and a €550 million Eurobond when they mature in October and November 2015, respectively. Furthermore, we are planning to repay a substantial amount of our outstanding bank loans and refinance another part through the debt capital markets. By the time of this report, we have no concrete plans for future share buybacks.

Investment Goals

Our planned capital expenditures for 2015 and 2016, other than from business combinations, mainly comprise the construction activities described in Item 4. Information About SAP – Description of Property – Capital Expenditures. We expect investments from these activities of approximately €170 million during the next two years. These investments can be covered in full by operating cash flow.

Proposed Dividend

Until now, our policy has been to distribute more than 30% of profit after tax in dividend. In practice however, the payout has been greater than 35% of profit after tax in all recent years. We are therefore amending our policy, which from now on will be to pay a dividend totaling more than 35% of profit after tax.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

Among the premises on which this outlook is based are those presented concerning economic development and the assumption that there will be no effects from a major acquisition.

Medium-Term Prospects

In this section, all discussion of the medium-term prospects is based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue business while steadily increasing operating profit. Our strategic objectives are focused primarily on the following financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2015, SAP updated its ambition for 2017. We continue to expect fast growth in our cloud business, with cloud subscriptions and support revenue reaching a range between €3.5 billion to €3.6 billion in 2017. Total revenue is expected to reach €21 billion to €22 billion and operating profit is expected to be between €6.3 billion and €7.0 billion in 2017.

Part I

Item 5

The changes to the 2017 goals reflect the impact of the Concur acquisition and anticipated faster customer adoption of SAP’s managed cloud offering. SAP also anticipates that its fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue, with the total of cloud subscriptions and support revenue and software support revenue reaching 65% to 70% of total revenue in 2017 (2014: 57%).

By 2017, SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue – and is expected to exceed software licenses revenue in 2018. At that time, SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

SAP also has high-level ambitions for 2020, with 2020 cloud subscriptions and support revenue expected to reach €7.5 billion to €8.0 billion. Total revenue is expected to be between €26 billion and €28 billion and operating profit is expected to be in a range of €8 billion to €9 billion in 2020. We expect the share of more predictable revenue to grow further, with the total of cloud subscriptions and support revenue and software support revenue reaching between 70% and 75% of total revenue in 2020. To realize the expected increase in operating profit, until 2020 SAP aims to grow gross profit from cloud subscriptions and support (defined as the difference between cloud subscription and support revenue and the respective cost of revenue) by a compound annual growth rate of approximately 40% on the 2014 figure. This growth is expected to result in a cloud subscription and support gross margin; in other words, the gross margin derived from the cloud subscription and support gross profit that is approximately 9 percentage points higher in 2020 than in 2014 (2014: 64%). In the same period, our target is to grow gross profit from software licenses and support by a compound annual growth rate of approximately 3%, leading to an improvement in the software licenses and support gross margin of approximately 2 percentage points (2014: 86%).

SAP anticipates that the gross margins of the various cloud business models will continue to differ significantly in the long term. While the gross margin from public cloud subscriptions and from the business network are both expected to reach approximately 80% long term, we anticipate that in the long-term, gross margin on managed cloud offerings will be about 40%. In addition, based on subscription bookings, we expect, once our cloud business has achieved a mature state, approximately 80% of the cloud subscription business will be generated from existing contracts and their renewals (2014: approximately 60%) and approximately 20% from new business (2014: approximately 40%).

Non-Financial Goals 2015

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

We believe it is essential that our employees are engaged, drive our success, and support our strategy. Therefore, we remain committed to increasing our employee engagement index score to 82% by 2015 (2014: 79%).

Further, our customers’ satisfaction with the solutions we offer is very important to us. We want our customers to not only be satisfied, but also see us as a trusted partner for innovation. We measure this customer loyalty metric using the Customer Net Promoter Score (NPS). For 2015, we aim to achieve a combined (on-premise and cloud) NPS score of 24%.

Our financial and non-financial goals affirm our commitment to innovation and sustainability, and will help us deliver on our vision to help the world run better and improve people’s lives. Our mission is to help our customers run at their best. To fulfill our mission, we apply our Run Simple operating principle to help our customers run their businesses better and master complexity, which is the most intractable challenge businesses face today. We do this by delivering technology innovations that we believe address the challenges of today and tomorrow without disrupting our customers’ business operations.

Part I

Item 6

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

SUPERVISORY BOARD

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(2)(5)(6)(9)(10)	71	Chairman of the Supervisory Board	2003	2019
Pekka Ala-Pietilä(1)(5)(6)(9)	58	Chairman of the Board of Directors, SolidiumOy	2002	2019
Prof. Anja Feldmann(1)(5)(10)	49	Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin	2012	2019
Prof. Dr. Wilhelm Haarmann(1)(2)(4)(9)(10)	64	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Linklaters LLP, Rechtsanwälte, Notare, Steuerberater	1988	2019
Bernard Liautaud(1)(2)(5)(6)	52	General Partner, Balderton Capital	2008	2019
Dr. h.c. Hartmut Mehdorn(1)(4)(10)	72	CEO of FBB, Flughafen Berlin-Brandenburg GmbH	1998	2019
Dr. Erhard Schipporeit(1)(3)(8)(9)	66	Independent Management Consultant	2005	2019
Jim Hagemann Snabe(1)(2)(4)	48	Managing Director of Snabe ApS	2014	2019
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(3)	70	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2019
Christiane Kuntz-Mayr, Vice Chairperson(2)(7)(10)	52	Employee, Development Manager	2009	2015
Panagiotis Bissiritsas(2)(4)(7)	46	Employee, Support Expert	2007	2015
Catherine Bordelon(7)(10)	54	Deputy Secretary of the French Works Council	2014	2015
Margret Klein-Magar(2)(5)(7)(9)	50	Employee, Vice President Head of People Principles	2012	2015
Lars Lamadé(2)(7)(9)(10)	43	Employee, Project Manager OPD COO	2002	2015
Steffen Leskovar(3)(5)(7)	43	Resource Manager	2014	2015
Dr. Kurt Reiner(4)(5)(7)	56	Employee, Development Expert	2012	2015
Mario Rosa-Bian(4)(7)(10)	58	Employee, Project Principal Consultant	2012	2015
Stefan Schulz(3)(5)(7)	45	Employee, Vice President, IP at HANA Enterprise Cloud	2002	2015

(1)	Elected by SAP SE’s shareholders on May 21, 2014.

(2)	Member of the General and Compensation Committee.

(3)	Member of the Audit Committee.

(4)	Member of the Finance and Investment Committee.

(5)	Member of the Technology and Strategy Committee.

(6)	Member of the Nomination Committee.

(7)

Temporarily, until the close of the 2015 annual General Meeting of Shareholders, the first employees’ representatives on the first Supervisory Board of SAP SE have been appointed under the SAP Agreement on Employee Involvement.

(8)	Audit Committee financial expert.

(9)	Member of the Special Committee.

(10)	Member of the People and Organization Committee.

Part I

Item 6

For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and the General and Compensation Committee, please refer to “Item 10 Additional Information – Corporate Governance.”

Pursuant to the Articles of Incorporation of SAP SE and the Agreement on the Involvement of Employees in SAP SE, members of the Supervisory Board of SAP SE consist of nine representatives of the shareholders and nine representatives of the European employees. The current nine employees’ representatives were appointed in the Agreement on the Involvement of Employees in SAP SE (“Employee Involvement Agreement”, or “EIA”).

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2014. See Note (30) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

EXECUTIVE BOARD

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Bill McDermott, CEO	2008	2017
Robert Enslin	2014	2017
Bernd Leukert	2014	2017
Luka Mucic	2014	2017
Gerhard Oswald	1996	2016

The following changes occurred in the Executive Board in 2014:

•	On May 4, 2014, the SAP Supervisory Board appointed Robert Enslin and Bernd Leukert to the SAP Executive Board, with immediate effect.

•	On May 4, 2014, Vishal Sikka stepped down from the Executive Board.
•	On May 21, 2014, Jim Hagemann Snabe stepped down from the Executive Board.

•	On July 1, 2014, Luka Mucic succeeded Werner Brandt as Chief Financial Officer, who withdrew, as planned, from the Executive Board.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, CEO (Vorstandssprecher), 53 years old, holds a master’s degree in business administration. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe and when Jim Hagemann Snabe concluded his current role as Co-CEO in May 2014, Bill McDermott became sole CEO. Besides the duties as CEO, he is responsible for strategy, governance, business development, corporate development, communications, and marketing. In addition he assumed responsibility for human resources and is the Labor Relations Director. With the acquisition of Concur, he is also responsible for SAP’s Business Network. Prior to joining SAP, he served as a global executive in several technology companies.

Robert Enslin, 52 years old, holds diplomas in data science as well as computer science and data management. He joined SAP in 1992 and became a member of the Executive Board in May, 2014. He is president of Global Customer Operations and is responsible for global go-to-market efforts, cloud and line of business sales, regional sales and operations, specialized industry sales, ecosystem and channels as well as end-to-end customer experience. Before joining SAP, Robert Enslin spent 11 years in various roles in the IT industry.

Bernd Leukert, 47 years old, holds a master’s degree in business administration. He joined SAP in 1994 and became a member of the Executive Board in May 2014. He is responsible for the global development organization including analytics, applications, cloud, database & technology, quality governance & production, and mobile as well as joint leadership of SAP Labs Network with Gerhard Oswald.

Luka Mucic, 43 years old, holds master’s degrees in law and business administration. He joined SAP in 1996 and became Chief Financial Officer (CFO), Chief Operating Officer (COO) and a member of the Executive Board in July 2014. He is

Part I

Item 6

responsible for finance and administration including investor relations and data protection and privacy. In addition, as the company’s COO, Luka Mucic is responsible for the Process Office of the company.

Gerhard Oswald, 61 years old, economics graduate. Gerhard Oswald joined SAP in 1981 and became a member of the Executive Board in 1996. He is responsible for the Board Area Global Service & Support covering SAP Active Global Support, Professional Services, Solution & Knowledge Packaging, as well as joint leadership of SAP Labs Network with Bernd Leukert. In addition Gerhard Oswald is responsible for Cloud Delivery and Services, and operations of the new SAP Cloud powered by HANA.

The members of the Executive Board of SAP SE as of December 31, 2014 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (30) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual non-compete period.

To our knowledge, there are no family relationships among the Supervisory Board and Executive Board members.

COMPENSATION REPORT

Compensation for Executive and Supervisory Board Members

This compensation report outlines the criteria that we applied for the year 2014 to determine compensation for Executive Board and Supervisory Board members, discloses the amount of compensation paid, and describes the compensation systems. It also contains information about share-based payment plans for Executive Board members, shares held by Executive Board and Supervisory Board members, and the directors’ dealings required to be disclosed in accordance with the German Securities Trading Act.

Compensation for Executive Board Members

Compensation System for 2014

The compensation for 2014 for Executive Board members is intended to reflect SAP’s size and global presence as well as our economic and financial standing. The compensation level is internationally competitive to reward committed, successful work in a dynamic business environment.

The Executive Board compensation package is performance-based. It has three elements:

•	A fixed annual salary element

•	A variable short-term incentive (STI) element to reward performance in the plan year

•	A variable long-term incentive (LTI) element tied to the price of SAP shares to reward performance over multiple years

The Supervisory Board set a compensation target for the sum of the fixed and the variable elements. It reviews, and if appropriate, revises, this compensation target every year. The review takes into account SAP’s business performance and the compensation paid to board members at comparable companies on the international stage. The amount of variable compensation depends on SAP’s performance against performance targets that the Supervisory Board sets for each plan year. The performance targets are key performance indicator (KPI) values aligned to the SAP budget for the plan year.

The following criteria apply to the elements of Executive Board compensation for 2014:

•	The fixed annual salary element is paid as a monthly salary.

•

The variable STI element was determined under the STI 2014 plan. Under this plan, the STI compensation depends on the SAP Group’s performance against the predefined target values for three KPIs: non-IFRS constant currency software and software-related services growth, non-IFRS constant currency operating margin increase, and non-IFRS constant currency new and upsell bookings. In addition, the STI 2014 plan provides for a discretionary

Part I

Item 6

element that allows the Supervisory Board, after the end of the fiscal year 2014, to address not only an Executive Board member’s individual performance, but also SAP’s performance in terms of market position, innovative power, customer satisfaction, employee satisfaction, and attractiveness as an employer. Moreover, if there has been any extraordinary and unforeseeable event the Supervisory Board can, at its reasonable discretion, retroactively adjust payouts up or down in the interest of SAP. On February 12, 2015, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of compensation payable under the STI 2014 plan. The STI 2014 plan pays out after the Annual General Meeting of Shareholders in May 2015.

•

The variable LTI element was determined under the RSU Milestone Plan 2015. “RSU” stands for “restricted share unit.” This originally four-year plan was established in 2012 and focuses on the SAP share price and on certain objectives derived from our Company strategy for the years through 2015. For each of the four years, the members of the Executive Board are allocated a certain number of RSUs for the respective year based on a budget amount that was granted to each Executive Board member in 2012 already for each of the years 2012 through 2015. The number of RSUs allocated to each member for a given year is his or her target amount (an amount in euros) for that year divided by the SAP share price over a reference period (defined in the RSU Milestone Plan 2015 terms) at the beginning of the respective year.

The number of RSUs an Executive Board member actually earns in respect of a given year depends on the Company performance against the objectives for that year (a year is a “performance period” in the plan). The objectives derive from SAP’s strategy for the period to 2015. The plan objectives relate to two KPIs: non-IFRS total revenue and non-IFRS operating profit. The KPI targets have already been set for the entire life of the RSU Milestone Plan 2015 for the years 2012 to 2015. The original terms and conditions of the plan only allowed discretion to adjust those KPIs for predefined extraordinary events. In December 2014, the Supervisory Board adjusted the terms and conditions of the plan to allow more discretion to adjust the KPIs and/or the minimum performance levels embedded in the plan. The plan amendment may only be exercised to preserve the fair and equitable nature of the plan in consideration of business developments that were not foreseeable when the LTI was implemented in 2012. In February 2014, the Supervisory Board modified the RSU Milestone Plan 2015 prospectively for 2014 and 2015 by eliminating the effects of exchange rate fluctuation on the underlying KPI targets. In February 2015, the Supervisory Board modified the RSU Milestone Plan 2015 and reduced the minimum performance level of the financial KPIs defined in the plan from 80% to 60%. In addition, the Supervisory Board also resolved to set new target values for those two financial KPIs for 2015 regarding this plan.

After the end of each fiscal year, the Supervisory Board assesses the Company’s performance against the objectives set for that year and determines the number of RSUs to be finally allocated to (and which then vest in) each Executive Board member. No RSUs vest if minimum performance levels predefined for each of the two KPIs are not achieved. There is also a cap: Normally, the quantity of vested RSUs a member can attain in respect of a plan year is capped at 150% of his or her initial RSU allocation for that year.

The Company strategy underlying the RSU Milestone Plan 2015 focuses on where SAP aims to be by the end of 2015, so the plan gives greater weight to performance against the KPI targets for 2015 (the final year of the plan) than against the targets for 2012 through 2014. After the end of 2015, the number of vested RSUs a member of the Executive Board actually receives for that year is revised. In circumstances where the targets for the individual years 2012 to 2014 were not achieved but the 2015 targets are achieved, the outcome of this revision would be that a member would receive as many vested RSUs for 2015 as would make up for any that he or she did not receive in the earlier years by reason of failure to achieve targets. On the other hand, if the Company underachieves against the 2015 objectives, Executive Board members may, in a worst-case scenario, lose all of the vested RSUs allocated to them for 2015.

All vested RSUs are subject to a three-year holding period. The holding period commences at the end of the year for which the RSUs were allocated. The amount an RSU eventually pays out depends on the SAP share price at the end of the holding period. A member who leaves the Executive Board before the end of the plan

Part I

Item 6

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

For the terms and details of the RSU Milestone Plan 2015, see the Notes to Consolidated Financial Statements section, Note (28). The number of RSUs initially issued to each member of the Executive Board under the RSU Milestone Plan 2015 for 2014 was decided by the Supervisory Board on February 13, 2014. The number of RSUs finally allocated to each member of the Executive Board under the RSU Milestone Plan 2015 for 2014 was decided by the Supervisory Board on February 12, 2015.

The contracts of Executive Board members Bill McDermott and Robert Enslin require that compensation payments are made in U.S. dollars. The contracts include clauses that determine the exchange rates for the translation of euro-denominated compensation into U.S. dollars.

Amount of Compensation for 2014

We present separately Executive Board compensation disclosures under three different compensation disclosure approaches:

•

Compensation disclosures under a management view that follows the requirements of sections 314 and 315 of the German Commercial Code (Handelsgesetzbuch, or “HGB”) as specified in the German Accounting Standards (“GAS 17”) except that it allocates share-based compensation to the periods to which this compensation economically belongs

•	Compensation disclosures fully in accordance the requirements of sections 314 and 315 of the HGB as specified in GAS 17

•	Compensation disclosures in accordance with the recommendations of the German Corporate Governance Code (“Code”)

I. Executive Board Members’ Compensation – Management View

Executive Board Members’ Compensation for 2014 – Management View

€ thousands	Fixed Elements		Performance- Related Element		Compensation for 2014(1)
			Short-Term Incentive Element	Long-Term Incentive Element
	Salary	Other(1)	STI	Share-Based Payment (RSU Milestone Plan 2015)(2)
Bill McDermott (CEO)	1,150.0	861.4	2,036.7	4,040.5	8,088.6
Jim Hagemann Snabe (co-CEO and member until May 21, 2014)	448.8	2,647.1	–	–	3,095.9
Dr. Werner Brandt (until June 30, 2014)	350.0	1,418.8	–	–	1,768.8
Robert Enslin (from May 4, 2014)	462.9	121.0	817.3	939.4	2,340.6
Bernd Leukert (from May 4, 2014)	462.9	12.2	817.3	939.4	2,231.8
Luka Mucic (from July 1, 2014)	350.0	4.3	621.4	729.0	1,704.7
Gerhard Oswald	700.0	22.0	1,232.7	1,449.4	3,404.1
Dr. Vishal Sikka (until May 4, 2014)	291.7	1,367.5	–	–	1,659.2

Total	4,216.3	6,454.3	5,525.4	8,097.7	24,293.7

Part I

Item 6

Executive Board Members’ Compensation for 2013 – Management View

€ thousands	Fixed Elements		Performance- Related Element			Compensation for 2013(1)
			Short-Term and Medium-Term Incentive Elements		Long-Term Incentive Element
	Salary	Other(1)	STI	MTI 2011	Share-Based Payment (RSU Milestone Plan 2015)(2)
Bill McDermott (co-CEO)	1,150.0	1,570.5	1,737.2	1,011.1	4,143.5	9,612.3
Jim Hagemann Snabe (co-CEO)	1,150.0	6,082.9	1,737.2	1,011.1	–	9,981.2
Dr. Werner Brandt	700.0	29.0	1,051.5	611.0	1,486.4	3,877.9
Lars Dalgaard (until May 31, 2013)(3)	291.7	203.3	469.1	–	–	964.1
Luisa Deplazes Delgado (until June 30, 2013)(3)	350.0	26.1	421.0	–	–	797.1
Gerhard Oswald	700.0	17.0	1,051.5	611.0	1,486.4	3,865.9
Dr. Vishal Sikka	700.0	383.6	1,051.5	611.0	1,486.4	4,232.5

Total	5,041.7	8,312.4	7,519.0	3,855.2	8,602.7	33,331.0

(1)

Insurance contributions, benefits in kind, expenses for maintenance of two households, relocation costs (in 2013 only), non-recurring payments, use of aircraft, tax, cash disbursement of short- and long-term incentive elements, and discrete payments arising through application of the fixed exchange-rate clause. The effects from the application of the fixed exchange-rate clause are disclosed under “Other.” The amount for Jim Hagemann Snabe under “Other” (2013 respectively 2014) includes the fixed payments for the 2012 and 2013 RSUs respectively 2014 RSUs according to the description below.

(2)	Compensation attributable to Executive Board members for the respective year, including the respective year’s plan tranche of LTI 2015 based on the grant value at time of grant.

(3)	Salary and STI for 2013 are pro rata temporis amounts until the end of the respective term. The RSUs allocated for 2013 were forfeited at the end of their contracts.

In 2012, the Executive Board members acting at that time already received all grants for the years 2012 to 2015 under the RSU Milestone Plan 2015. The Executive Board members appointed in 2014 received respective grants for the years 2014 and 2015 after their appointment. These grants, which are dependent on recipients’ uninterrupted tenure as Executive Board members in the respective years, are tied to the respective years and thus – from an economic perspective – represent compensation for the Executive Board members in the respective years. Accordingly, the share-based payment amounts in the tables above include in the 2014 and 2013 compensation the grants under the RSU Milestone Plan 2015 for the years 2014 and 2013 respectively although they were already granted in 2012. For the Executive Board members appointed in 2014, the 2014 compensation includes the RSU Milestone Plan 2015 awards granted for 2014 but excludes the awards granted in 2014 for 2015. Except for this allocation of share-based compensation awards to the fiscal years, the disclosures above comply with the sections 314 and 315 of HGB as specified in GAS 17.

Jim Hagemann Snabe resigned from the Executive Board with effect from May 21, 2014 (Annual General Meeting of Shareholders). To replace the payout for the RSUs granted to him in 2012 under the RSU Milestone Plan he was paid €6,485,800. Of that amount, the grant value at time of grant amounting to €4,318,400 was already included in his 2012 compensation. The remaining €2,167,400 was included in his 2013 compensation (see below) as it was granted to him in 2013. The RSUs granted to Mr. Snabe in 2013 were converted into a fixed payment of €3,768,300 which was included in 2013 compensation. To compensate for his 2014 RSUs, Mr. Snabe received a prorated payment of €1,700,000 in respect of the period he served in 2014 which is included in 2014 compensation. Both amounts were paid out after the close of the Annual General Meeting of Shareholders in May 2014.

The share-based payment amounts included in the 2014 and 2013 compensation result from the following RSUs under the RSU Milestone Plan 2015.

Part I

Item 6

Share-Based Payment Under RSU Milestone Plan 2015 (Grants for 2014)

	Grants for 2014
	Quantity	Grant Value per Unit at Time of Grant	Total Grant Value at Time of Grant
		€	€ thousands
Bill McDermott (CEO)	76,374	52.90	4,040.5
Dr. Werner Brandt (until June 30, 2014)(1)	–	–	–
Robert Enslin (from May 4, 2014)	18,164	51.72	939.4
Bernd Leukert (from May 4, 2014)	18,164	51.72	939.4
Luka Mucic (from July 1, 2014)	13,811	52.78	729.0
Gerhard Oswald	27,396	52.90	1,449.4
Dr. Vishal Sikka (until May 4, 2014)(1)	–	–	–

Total	153,909		8,097.7

(1)	The allocations for Werner Brandt (27,396 RSUs), and Vishal Sikka (27,396 RSUs) were forfeited at the end of their contracts. Consequently, they are not disclosed in the table above.

Share-Based Payment Under RSU Milestone Plan 2015 (Grants for 2013)

	Grants for 2013
	Quantity	Total Grant Value at Time of Grant(1)
		€ thousands
Bill McDermott (co-CEO)	73,289	4,143.5
Jim Hagemann Snabe (co-CEO)(2)	–	–
Dr. Werner Brandt	26,290	1,486.4
Lars Dalgaard (until May 31, 2013)(2)	–	–
Luisa Deplazes Delgado (until June 30, 2013)(2)	–	–
Gerhard Oswald	26,290	1,486.4
Dr. Vishal Sikka	26,290	1,486.4

Total	152,159	8,602.7

(1)	The grant value of each RSU allocated in 2013 was €56.54.

(2)

The allocations for Jim Hagemann Snabe (73,289 RSUs) were converted into a fixed payment. The allocations for Lars Dalgaard (26,290 RSUs) and Luisa Deplazes Delgado (21,562 RSUs) were forfeited at the end of their contracts. Consequently, they are not disclosed in the table above.

II. Executive Board Members’ Compensation According to HGB and GAS 17

Under the compensation disclosure rules of the German HGB and GAS 17, share-based compensation awards are to be included in the compensation of the year of grant, even if the awards are tied to future years. Accordingly, and in contrast to, the compensation amounts disclosed under the management view above, the Executive Board compensation amounts determined under HGB and GAS 17 for 2013 and 2014;

•	Exclude the share-based compensation awards granted to Executive Board members in 2012 for the years 2013 and 2014 as these were already included in the 2012 compensation

•	Include in full the grants for 2014 and 2015 made to Executive Board members appointed in 2014, that is, also including the grant for 2015

Part I

Item 6

Including RSU Milestone Plan 2015 awards for 2014 and 2015 granted in 2014 to Robert Enslin (€1,574,800 for each of the two years), Bernd Leukert (2014: €1,280,000; 2015: €1,574,800), and Luka Mucic (2014: €1,141,000; 2015: €1,574,800) upon their appointment to the Executive Board, the total Executive Board compensation for 2014 calculated as required under section 314 of the German Commercial Code amounts to €23,216,200, thereof: Bill McDermott €4,048,100; Jim Hagemann Snabe €1,395,900; Werner Brandt €1,768,800; Robert Enslin €4,550,800; Bernd Leukert €4,147,200; Luka Mucic €3,691,500; Gerhard Oswald €1,954,700; and Vishal Sikka €1,659,200.

Including RSU Milestone Plan 2015 awards for 2014 and 2015 granted in 2013 to Gerhard Oswald (€1,574,800 for each of the two years) upon the extension of his Executive Board contract, the total Executive Board compensation for 2013 calculated as required under section 314 of the German Commercial Code amounts to €24,109,600, thereof: Bill McDermott €5,468,800; Jim Hagemann Snabe €6,212,900; Werner Brandt €2,391,500; Lars Dalgaard €964,100; Luisa Deplazes Delgado €797,100; Gerhard Oswald €5,529,100; and Vishal Sikka €2,746,100.

All amounts as determined under HGB and GAS 17, other than share-based compensation, are identical to the amounts disclosed under the management view above.

III. Executive Board Members’ Compensation According to the Code

Pursuant to the recommendations of the Code dated June 24, 2014, the value of benefits granted for the year under review as well as the allocation, that is the amounts disbursed for the year under review, are disclosed below based on the reference tables recommended in the Code.

In contrast to the disclosure rules stipulated in the German HGB and GAS 17, the Code includes the service cost according to IAS 19 in the Executive Board compensation and requires the additional disclosure of the target value for the one-year variable compensation and the maximum and minimum compensation amounts achievable for the variable compensation elements. However, due to the payouts under the RSU Milestone Plan 2015 not being capped, there is no disclosure to be made for the maximum variable compensation amount achievable (marked as “NA” in the table below).

German Corporate Governance Code (Benefits Granted in 2013 and 2014)

Benefits granted € thousands	Bill McDermott CEO				Jim Hagemann Snabe Co-CEO and Member of the Executive Board (until May 21, 2014)				Dr. Werner Brandt Member of the Executive Board (until June 30, 2014)
	2014(1)	2014 (Min)	2014 (Max)	2013(1)	2014(2)	2014 (Min)	2014 (Max)	2013	2014(2)	2014 (Min)	2014 (Max)	2013
Fixed compensation	1,150.0	1,150.0	1,150.0	1,150.0	2,148.8	2,148.8	2,148.8	1,150.0	1,138.0	1,138.0	1,138.0	700.0
Fringe benefits(3)	861.4	861.4	861.4	1,570.5	228.6	228.6	228.6	147.2	68.0	68.0	68.0	29.0

Total	2,011.4	2,011.4	2,011.4	2,720.5	2,377.4	2,377.4	2,377.4	1,297.2	1,206.0	1,206.0	1,206.0	729.0

One-year variable compensation	1,860.0	0	3,371.3	1,860.0	1,860.0	0	3,371.3	1,860.0	1,125.8	0	2,040.5	2,040.5
Multi-year variable compensation
LTI HANA	–	–	–	–	–	–	–	–	–	–	–	–
RSU Milestone Plan 2015	–	–	NA	–	–	–	NA	–	–	–	NA	–

Total	3,871.4	2,011.4	NA	4,580.5	4,237.4	2,377.4	NA	3,157.2	2,331.8	1,206.0	NA	2,769.5

Service cost	646.8	646.8	646.8	698.4	117.9	117.9	117.9	282.9	0	0	0	0

Total	4,518.2	2,658.2	NA	5,278.9	4,355.3	2,495.3	NA	3,440.1	2,331.8	1,206.0	NA	2,769.5

Part I

Item 6

Benefits granted € thousands	Robert Enslin Member of the Executive Board (from May 4, 2014)				Bernd Leukert Member of the Executive Board (from May 4, 2014)				Luka Mucic Member of the Executive Board (from July 1, 2014)
	2014(1)	2014 (Min)	2014 (Max)	2013(1)	2014	2014 (Min)	2014 (Max)	2013	2014	2014 (Min)	2014 (Max)	2013
Fixed compensation	462.9	462.9	462.9	–	462.9	462.9	462.9	–	350.0	350.0	350.0	–
Fringe benefits(3)	121.0	121.0	121.0	–	12.2	12.2	12.2	–	4.3	4.3	4.3	–

Total	583.9	583.9	583.9	–	475.1	475.1	475.1	–	354.3	354.3	354.3	–

One-year variable compensation	746.4	0	1,352.9	–	746.4	0	1,352.9	–	567.5	0	1,028.6	–
Multi-year variable compensation
LTI HANA	–	–	–	–	–	–	–	–	–	–	–	–
RSU Milestone Plan 2015	939.4	0	NA	–	939.4	0	NA	–	729.0	0	NA	–

Total	2,269.7	583.9	NA	–	2,160.9	475.1	NA	–	1,650.8	354.3	NA	–

Service cost	148.1	148.1	148.1	–	0	0	0	–	0	0	0	–

Total	2,417.8	732.0	NA	–	2,160.9	475.1	NA	–	1,650.8	354.3	NA	–

Benefits granted € thousands	Gerhard Oswald Member of the Executive Board				Dr. Vishal Sikka Member of the Executive Board (until May 4, 2014)
	2014	2014 (Min)	2014 (Max)	2013	2014(1)	2014 (Min)	2014 (Max)	2013(1)
Fixed compensation	700.0	700.0	700.0	700.0	291.7	291.7	291.7	700.0
Fringe benefits(3)	22.0	22.0	22.0	17.0	92.8	92.8	92.8	383.6

Total	722.0	722.0	722.0	717.0	384.5	384.5	384.5	1,083.6

One-year variable compensation	1,125.8	0	2,040.5	1,125.8	1,125.8	0	2,040.5	1,125.8
Multi-year variable compensation
LTI HANA	–	–	–	–	1,000.0	0	2,000.0	586.3
RSU Milestone Plan 2015	1,449.4	0	NA	–	–	–	NA	–

Total	3,297.2	722.0	NA	1,842.8	2,510.3	384.5	NA	2,795.7

Service cost	0	0	0	0	59.9	59.9	59.9	153.9

Total	3,297.2	722.0	NA	1,842.8	2,570.2	444.4	NA	2,949.6

(1)	The value of the fixed and one-year variable elements is subject to a contractual exchange-rate clause applied at the end of the year, so the amounts actually paid may be greater.

(²)	The fixed compensation includes a settlement of the RSU tranche 2014 (Jim Hagemann Snabe: €1,700,000) and a retention bonus (Werner Brandt: €788,000).

(3)	Insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, tax and discrete payments arising through application of the fixed exchange-rate clause.

The total Executive Board compensation granted according to the Code amounted to €23,302,200 (2013: €16,280,900).

German Corporate Governance Code (Allocation)

Allocation € thousands	Bill McDermott CEO		Jim Hagemann Snabe Co-CEO and Member of the Executive Board (until May 21, 2014)		Dr. Werner Brandt Member of the Executive Board (until June 30, 2014)		Robert Enslin Member of the Executive Board (from May 4, 2014)
	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	1,150.0	1,150.0	2,148.8	1,150.0	1,138.0	700.0	462.9	–
Fringe benefits(1)	861.4	1,570.5	228.6	147.2	68.0	29.0	121.0	–

Total	2,011.4	2,720.5	2,377.4	1,297.2	1,206.0	729.0	583.9	–

One-year variable compensation	1,737.2	1,545.7	1,737.2	1,545.7	1,051.5	935.5	–	–
Multi-year variable compensation
RSU Milestone Plan 2015	–	–	10,254.1	–	–	–	–	–
LTI HANA	–	–	–	–	–	–	–	–
MTI	1,011.1	1,067.6	1,011.1	1,067.6	611.0	645.1	–	–
SAP SOP 2010	–	–	–	–	–	–	–	–
SAP SOP 2009	378.7	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–

Total	5,138.4	5,333.8	15,379.8	3,910.5	2,868.5	2,309.6	583.9	–

Service cost	646.9	698.4	117.9	282.9	0	0	148.1	–

Total	5,785.3	6,032.2	15,497.7	4,193.4	2,868.5	2,309.6	732.0	–

Part I

Item 6

Allocation € thousands	Bernd Leukert Member of the Executive Board (from May 4, 2014)		Luka Mucic Member of the Executive Board (from July 1, 2014)		Gerhard Oswald Member of the Executive Board		Dr. Vishal Sikka Member of the Executive Board (until May 4, 2014)
	2014	2013	2014	2013	2014	2013	2014	2013
Fixed compensation	462.9	–	350.0	–	700.0	700.0	291.7	700.0
Fringe benefits(1)	12.2	–	4.3	–	22.0	17.0	92.8	383.0

Total	475.1	–	354.3	–	722.0	717.0	384.5	1,083.0

One-year variable compensation	–	–	–	–	1,051.5	935.5	1,051.5	935.5
Multi-year variable compensation
RSU Milestone Plan 2015	–	–	–	–	–	–	–	–
LTI HANA	–	–	–	–	–	–	892.2	–
MTI	–	–	–	–	611.0	645.1	611.0	577.9
SAP SOP 2010	–	–	–	–	1,590.9	–	–	–
SAP SOP 2009	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–

Total	475.1	–	354.3	–	3,975.4	2,297.6	2,939.2	2,596.4

Service cost	0	–	0	–	0	0	59.9	153.9

Total	475.1	–	354.3	–	3,975.4	2,297.6	2,999.1	2,750.3

(1)	Insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, tax and discrete payments arising through application of the fixed exchange-rate clause.

The total Executive Board compensation allocated according to the Code amounted to €32,687,400 (2013: €17,583,100).

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

•

Werner Brandt (who retired as of June 30, 2014), Bernd Leukert, Luka Mucic, and Gerhard Oswald receive a retirement pension when they reach the retirement age of 60 (62 for Board Members appointed after January 1, 2012) and retire from their Executive Board seat, or a disability pension if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 60th birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death.

Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 60 (62 for Board Members appointed after January 1, 2012), pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service.

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

Originally, Gerhard Oswald was under a performance-based retirement plan. This plan was discontinued when SAP introduced a contributory retirement pension plan in 2000. His pension benefits are derived from any accrued entitlements on December 31, 1999, under performance-based pension agreements and a salary-linked contribution for the period commencing January 1, 2000. Gerhard Oswald’s rights to retirement pension benefits

Part I

Item 6

will increase by further annual contributions because he remains a member of the Executive Board after his 60th birthday until his scheduled retirement on December 31, 2016.

Werner Brandt’s rights to retirement pension benefits increased by further contributions after his 60th birthday until he retired from the Executive Board on June 30, 2014.

•

Instead of paying for entitlements under the pension plan for Executive Board members, SAP paid an equivalent amount to a third-party pension plan for Jim Hagemann Snabe (2014: €117,900; 2013: €282,900).

•	Bill McDermott has rights to future benefits under the portion of the pension plan for SAP America classified as “Non-Qualified Retirement Plan” according to the U.S.

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

SAP made contributions to a third-party pension plan for Bill McDermott (2014: €646,800; 2013: €698,400), Robert Enslin (2014: €148,100), and Vishal Sikka (2014: €59,900; 2013: €153,900). SAP’s contributions are based on payments by Bill McDermott, Robert Enslin, and Vishal Sikka into this pension plan.

Total Defined Benefit Obligation (DBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands	Bill McDermott (CEO)	Dr. Werner Brandt (until June 30, 2014)	Bernd Leukert (from May 4, 2014)(1)	Luka Mucic (from July 1, 2014)(1)	Gerhard Oswald	Total
DBO January 1, 2013	1,075.1	2,041.5	–	–	5,716.8	8,833.4
Less plan assets market value January 1, 2013	0	1,348.0	–	–	4,194.5	5,542.5
Accrued January 1, 2013	1,075.1	693.5	–	–	1,522.3	3,290.9
DBO change in 2013	–32.4	96.0	–	–	99.7	163.3
Plan assets change in 2013	0	226.2	–	–	456.8	683.0
DBO December 31, 2013	1,042.7	2,137.5	–	–	5,816.5	8,996.7
Less plan assets market value December 31, 2013	0	1,574.2	–	–	4,651.3	6,225.5
Accrued December 31, 2013	1,042.7	563.3	–	–	1,165.2	2,771.2
DBO change in 2014	169.8	475.1	123.2	102.8	1,404.9	2,275.8
Plan assets change in 2014	0	176.0	94.6	67.8	341.1	679.5
DBO December 31, 2014	1,212.5	2,612.6	123.2	102.8	7,221.4	11,272.5
Less plan assets market value December 31, 2014	0	1,750.2	94.6	67.8	4,992.4	6,905.0
Accrued December 31, 2014	1,212.5	862.4	28.6	35.0	2,229.0	4,367.5

(1)	The values shown here only reflect the pension entitlements that Bernd Leukert and Luka Mucic will receive from the retirement pension plan for Executive Board members.

Part I

Item 6

The table below shows the annual pension entitlement of each member of the Executive Board on reaching the scheduled retirement age (60 for Executive Board members initially appointed before 2014 and 62 for Executive Board members initially appointed in 2014) based on entitlements from SAP under performance-based and salary-linked plans vested on December 31, 2014.

Annual Pension Entitlement

€ thousands	Vested on December 31, 2014		Vested on December 31, 2013
Bill McDermott (CEO)(1)	94.0		88.4
Dr. Werner Brandt (until June 30, 2014)	95.7	(3)	89.8	(2)
Bernd Leukert (from May 4, 2014)	3.5		–
Luka Mucic (from July 1, 2014)	2.6		–
Gerhard Oswald(4)	279.4		267.9

(1)	The rights shown here for Bill McDermott refer solely to rights under the pension plan for SAP America.

(2)

Due to the extension of Werner Brandt’s contract beyond his 60th birthday, this value represents the retirement pension entitlement that he would have received based on the entitlements vested on December 31, 2013.

(3)	This value represents the retirement pension that Werner Brandt receives after his Executive Board contract expired.

(4)

Due to the extension of Gerhard Oswald’s contract beyond June 30, 2014, these values represent the retirement pension entitlement that he would receive after his current Executive Board contract expires on December 31, 2016, based on the entitlements vested on December 31, 2014 (December 31, 2013).

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the scheduled retirement age will be higher than the amounts shown in the table.

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

The following table presents the net present values of the postcontractual non-compete abstention payments. The net present values in the table reflect the discounted present value of the amounts that would be paid in the fictitious scenario in which the Executive Board members leave SAP at the end of their respective current contract terms and their final average contractual compensation prior to their departure equals the compensation in 2014. Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Non-Compete Abstention Payment(1)
Bill McDermott (CEO)	June 30, 2017	3,999.7
Robert Enslin (from May 4, 2014)	June 30, 2017	1,157.4
Bernd Leukert (from May 4, 2014)	June 30, 2017	1,103.6
Luka Mucic (from July 1, 2014)	June 30, 2017	842.9
Gerhard Oswald	December 31, 2016	1,689.2

Total		8,792.8

Part I

Item 6

(1)

For the purpose of this calculation, the following discount rates have been applied: Bill McDermott 0.46% (2013: 1.72%); Robert Enslin 0.46%; Bernd Leukert 0.46%; Luka Mucic 0.46%: Gerhard Oswald 0.38% (2013: 1.54%).

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. A member has no claim to that payment if he or she has not served SAP as a member of the Executive Board for at least one year or if he or she leaves SAP SE for reasons for which he or she is responsible.

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring, or due to a change of control, SAP SE and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when a third party is required to make a mandatory takeover offer to the shareholders of SAP SE under the German Securities Acquisition and Takeover Act, when SAP SE merges with another company and becomes the subsumed entity, or when a control or profit transfer agreement is concluded with SAP SE as the dependent company. An Executive Board member’s contract can also be terminated before full term if his or her appointment as an Executive Board member of SAP SE is revoked in connection with a change of control.

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

Payments to Executive Board Members Resigning or Retiring in 2014

Vishal Sikka resigned from his position as Executive Board member with effect from May 4, 2014, with the approval of the Supervisory Board. He received the following payments in connection with his retirement with effect from May 31, 2014:

•	Vishal Sikka received monthly abstention compensation for a period of 24 months for the postcontractual non-compete period totaling €3,663,400.

•

The unforfeitable rights allocated to him under the RSU Milestone Plan 2015 for the tranches 2012 and 2013 with the value of €2,420,800 (2012) and €1,434,500 (2013) remain available to him until their cash settlement in 2016 and 2017.

Werner Brandt retired from his position as Executive Board member upon the end of his current term on June 30, 2014. He received the following payments in connection with his retirement:

•	For a period of twelve months he receives monthly abstention compensation for the postcontractual non-compete period totaling €1,841,500.

•	The unforfeitable rights allocated to him under the RSU Milestone Plan 2015 for the tranches 2012 and 2013 remain available to him until their cash settlement in 2016 and 2017.

•	In 2014 he receives for six months a retirement pension totaling €47,840.

Part I

Item 6

Payments to Former Executive Board Members

In 2014, we paid pension benefits of €1,425,000 to Executive Board members who had retired before January 1, 2014 (2013: €1,387,000). At the end of the year, the DBO for former Executive Board members was €33,764,000 (2013: €29,181,000). Plan assets of €25,584,000 are available to meet these obligations (2013: €26,015,000).

Executive Board Members’ Holdings of Long-Term Incentives

Members of the Executive Board hold or held share-based payment rights throughout the year under the RSU Milestone Plan 2015 and the SAP SOP 2010 (which were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements section, Note (28).

RSU Milestone Plan 2015

The table below shows Executive Board members’ holdings, on December 31, 2014, of restricted share units issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015.

RSU Milestone Plan 2015 (2014 Tranche)

Quantity of RSUs	Holding on January 1, 2014	Grants in 2014	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2014
Bill McDermott (CEO)	195,562	76,374	–16,886	–	–	255,050
Dr. Werner Brandt (until June 30, 2014)	70,151	27,396	–	–	27,396	70,151
Gerhard Oswald	70,151	27,396	–6,057	–	–	91,490
Dr. Vishal Sikka (until May 4, 2014)(1)	70,151	27,396	–	70,151	27,396	–
Robert Enslin (from May 4, 2014)	0	18,164	–4,016	–	–	14,148
Bernd Leukert (from May 4, 2014)	0	18,164	–4,016	–	–	14,148
Luka Mucic (from July 1, 2014)	0	13,811	–3,054	–	–	10,757

Total	406,014	208,701	–34,029	70,151	54,792	455,743

(1)

According to the termination agreement with Vishal Sikka, the 2012 grants will be paid out after the close of the Annual General Meeting of Shareholders in 2016 based on a fixed share price of €52.96. The 2013 grants will be paid out after the close of the Annual General Meeting of Shareholders in 2017 based on a fixed share price of €58.69.

Part I

Item 6

The holding of RSUs on December 31, 2014, which were issued and not forfeited in 2014, reflects the number of RSUs multiplied by the 77,89% target achievement. The RSUs allocated in 2012 have a remaining term of 1.08 years; the RSUs allocated in 2013 have a remaining term of 2.08 years; and the RSUs allocated in 2014 have a remaining term of 3.08 years.

RSU Milestone Plan 2015 (2013 Tranche)

Quantity of RSUs	Holding on January 1, 2013	Grants in 2013	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2013
Bill McDermott (co-CEO)	127,425	73,289	–5,152	–	–	195,562
Jim Hagemann Snabe (co-CEO)(1)	127,425	73,289	–5,152	195,562	–	–
Dr. Werner Brandt	45,709	26,290	–1,848	–	–	70,151
Gerhard Oswald	45,709	26,290	–1,848	–	–	70,151
Dr. Vishal Sikka	45,709	26,290	–1,848	–	–	70,151

Total	391,977	225,448	–15,849	195,562	–	406,014

(1)

According to the termination agreement with Jim Hagemann Snabe, the 2012 and 2013 grants were paid out after the close of the Annual General Meeting of Shareholders on May 21, 2014, based on a fixed share price of €52.96 for the 2012 grants and €58.69 for the 2013 grants.

The holding of RSUs on December 31, 2013, which were issued and not forfeited in 2013, reflects the number of RSUs multiplied by the 92.97% target achievement.

RSU Milestone Plan 2015 (2012 Tranche)

Quantity of RSUs	Holding on January 1, 2012	Grants in 2012	Performance- Related Adjustment	Exercised Units	Forfeited Units	Holding on December 31, 2012
Bill McDermott (co-CEO)	–	95,414	32,011	–	–	127,425
Jim Hagemann Snabe (co-CEO)	–	95,414	32,011	–	–	127,425
Dr. Werner Brandt	–	34,226	11,483	–	–	45,709
Gerhard Oswald	–	34,226	11,483	–	–	45,709
Dr. Vishal Sikka	–	34,226	11,483	–	–	45,709

Total	–	293,506	98,471	–	–	391,977

The holding on December 31, 2012, reflects the number of RSUs issued in 2012 multiplied by the 133.55% target achievement.

Part I

Item 6

SAP SOP 2010

The table below shows Executive Board members’ holdings, on December 31, 2014, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 were exercisable beginning in September 2014 and the options issued in 2011 are exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options

	Year Granted	Holding on January 1, 2014		Strike Price per Option	Rights Exercised in 2014	Price on Exercise Date	Exercisable Rights of Retired Members of the Executive Board	Forfeited Rights	Holding on December 31, 2014
		Quantity of Options	Remaining Term in Years	€	Quantity of Options	€	Quantity of Options	Quantity of Options	Quantity of Options	Remaining Term in Years
Bill McDermott (co-CEO)	2010	135,714	3.69	40.80	–	–	–	–	135,714	2.69
	2011	112,426	4.44	48.33	–	–	–	–	112,426	3.44
Jim Hagemann Snabe (co-CEO and member until May 21, 2014)	2010	135,714	3.69	40.80	135,714	60.10	–	–	–	–
	2011	112,426	4.44	48.33	–	–	–	–	112,426	3.44
Dr. Werner Brandt (until June 30, 2014)	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44
Gerhard Oswald	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44
Dr. Vishal Sikka (until May 4, 2014)	2010	82,428	3.69	40.80	82,428	60.10	–	–	–	–
	2011	68,284	4.44	48.33	–	–	–	–	68,284	3.44

Total		948,416			382,998		–	–	565,418

Total Expense for Share-Based Payment

Total expense for the share-based payment plans of Executive Board members was recognized as follows.

Total Expense for Share-Based Payment

€ thousands	2014	2013
Bill McDermott (co-CEO)	5,063.8	–	1,529.7
Jim Hagemann Snabe (co-CEO and member until May 21, 2014)	–201.0	–	2,967.0
Dr. Werner Brandt (until June 30, 2014)	–330.8		1,042.9
Robert Enslin (from May 4, 2014)	1,833.5		–
Bernd Leukert (from May 4, 2014)	1,759.7		–
Luka Mucic (from July 1, 2014)	1,577.2		–
Gerhard Oswald	1,891.1		–376.0
Dr. Vishal Sikka (until May 4, 2014)	–460.7		–376.0

Total	11,132.8	–	4,205.8

Part I

Item 6

The expense is recognized in accordance with IFRS 2 “Share-Based Payments.” Because the RSU Milestone Plan 2015 tranche for 2015 was allocated at the respective grant date of each Executive Board member, we are required to recognize the respective expense in part in 2014 even though this future tranche depends on the achievement of specific financial targets in future periods. Share-based payment expenses were affected by a decrease in fair values of SOP 2010. Negative expenses also arose out of the lapsing of rights under the RSU Milestone Plan 2015 in connection with the departures from the company of Werner Brandt and Vishal Sikka before the end of the year.

Shareholdings and Transactions of Executive Board Members

No member of the Executive Board holds more than 1% of the ordinary shares of SAP SE. Members of the Executive Board held a total of 36,426 SAP shares on December 31, 2014 (2013: 30,201 shares).

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2014.

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity	Unit Price
Dr. Werner Brandt (until June 30, 2014)	April 17, 2014	Share purchase	950	€56.8290
Robert Enslin (from May 4, 2014)	June 6, 2014	Share sale	1,665	€55.1703
	July 23, 2014	Purchase of ADRs	875	US$82.4600
	October 21, 2014	Purchase of ADRs	1,850	US$65.2900
Gerhard Oswald	June 10, 2014	Share purchase	950	€55.6690
	October 21, 2014	Share purchase	1,950	€51.3000
Bernd Leukert (from May 4, 2014)	August 7, 2014	Share purchase	210	€57.8490
	September 5, 2014	Share sale	1,315	€59.7547
	October 21, 2014	Share purchase	1,200	€51.3227
Bill McDermott (CEO)	August 20, 2014	Purchase of ADRs	2,000	US$76.8200
	October 20, 2014	Purchase of ADRs	10,000	US$65.2486
Luka Mucic (from July 1, 2014)	October 20, 2014	Share purchase	1,900	€51.5340

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2014 or the previous year.

As far as the law permits, SAP SE and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP SE as required by section 93 (2) of the German Stock Corporation Act.

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

The fixed element is €100,000 for the chairperson, €70,000 for a deputy chairperson, and €50,000 for other members. For membership of the Audit Committee, Supervisory Board members receive additional fixed annual remuneration of €15,000, and for membership of any other Supervisory Board committee

Part I

Item 6

€10,000, provided that the committee concerned has met in the year. The chairperson of the Audit Committee receives €25,000, and the chairpersons of the other committees receive €20,000. The fixed remuneration is payable after the end of the year.

The variable compensation element is €10,000 for the chairperson, €8,000 for a deputy chairperson, and €6,000 for the other members of the Supervisory Board for each €0.01 by which the dividend distributed per share exceeds €0.40. The variable remuneration is payable after the end of the Annual General Meeting of Shareholders that resolves on the dividend for the relevant year.

However, the aggregate compensation excluding compensation for committee memberships must not exceed €250,000 for the chairperson, €200,000 for a deputy chairperson, and €150,000 for other members of the Supervisory Board.

Any members of the Supervisory Board having served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson(s) and to the remuneration for the chairperson and the members of a committee.

Amount of Compensation

Subject to the resolution on the appropriation of retained earnings by the Annual General Meeting of Shareholders on May 20, 2015, the compensation paid to Supervisory Board members in respect of 2014 will be as set out in the table below.

Supervisory Board Members’ Compensation in 2014

	2014				2013
€ thousands	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total	Fixed Compensation	Compensation for Committee Work	Variable Compensation	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	100.0	100.0	150.0	350.0	100.0	81.7	150.0	331.7
Christiane Kuntz-Mayr (deputy chairperson)	70.0	20.8	130.0	220.8	70.0	10.8	130.0	210.8
Pekka Ala-Pietilä	50.0	30.0	100.0	180.0	50.0	30.0	100.0	180.0
Catherine Bordelon (from July 7, 2014)	25.0	5.0	50.0	80.0	NA	NA	NA	NA
Panagiotis Bissiritsas	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Prof. Anja Feldmann	50.0	20.0	100.0	170.0	50.0	10.8	100.0	160.8
Prof. Dr. Wilhelm Haarmann	50.0	50.0	100.0	200.0	50.0	40.8	100.0	190.8
Margret Klein-Magar	50.0	30.0	100.0	180.0	50.0	20.0	100.0	170.0
Lars Lamadé	50.0	30.0	100.0	180.0	50.0	20.8	100.0	170.8
Steffen Leskovar (from July 7, 2014)	25.0	12.5	50.0	87.5	NA	NA	NA	NA
Bernard Liautaud	50.0	30.0	100.0	180.0	50.0	30.0	100.0	180.0
Dr. h. c. Hartmut Mehdorn	50.0	20.0	100.0	170.0	50.0	10.8	100.0	160.8
Dr. Kurt Reiner	50.0	20.0	100.0	170.0	50.0	20.0	100.0	170.0
Mario Rosa-Bian	50.0	15.0	100.0	165.0	50.0	9.2	100.0	159.2
Dr. Erhard Schipporeit	50.0	35.0	100.0	185.0	50.0	35.0	100.0	185.0
Stefan Schulz	50.0	30.8	100.0	180.8	50.0	25.8	100.0	175.8
Jim Hagemann Snabe (from July 7, 2014)	25.0	10.0	50.0	85.0	NA	NA	NA	NA
Inga Wiele (until July 6, 2014)	29.2	14.6	58.3	102.1	50.0	25.0	100.0	175.0
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	50.0	20.8	100.0	170.8	50.0	25.0	100.0	175.0

Total	924.2	514.5	1,788.3	3,227.0	870.0	415.7	1,680.0	2,965.7

Part I

Item 6

In addition, we reimburse members of the Supervisory Board for their expenses and the value-added tax payable on their compensation.

In total, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2,295,000 (2013: €1,503,600). This amount includes fees paid to Linklaters LLP in Frankfurt am Main, Germany (which Supervisory Board member Wilhelm Haarmann is a partner of) of €1,001,700 (2013: €327,500).

Long-Term Incentives for the Supervisory Board

We do not offer members share options or other share-based payment for their Supervisory Board work. Any share options or other share-based payment received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Shareholdings and Transactions of Supervisory Board Members

Supervisory Board chairperson Hasso Plattner and the companies he controlled held 107,442,743 SAP shares on December 31, 2014 (December 31, 2013: 119,300,882 SAP shares), representing 8.746% (2013: 9.711%) of SAP’s share capital. No other member of the Supervisory Board held more than 1% of the SAP SE share capital at the end of 2014 or of the previous year. Members of the Supervisory Board held a total of 107,467,372 SAP shares on December 31, 2014 (December 31, 2013: 119,316,444 SAP shares).

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a, in 2014:

Transactions in SAP Shares

	Transaction Date	Transaction	Quantity		Unit Price
Hasso Plattner	May 5, 2014	Sale of ADRs	24,100		US$	77.9873
Mario Rosa-Bian	June 2, 2014	Share sale	118			€56.1100
Hasso Plattner GmbH & Co. Beteiligungs-KG	August 29, 2014	Compensation in kind (granting party)	9,567,786				(1)
	November 21, 2014	Share sale		(2)			(2)
Sabine Plattner GmbH & Co. Beteiligungs-KG	August 29, 2014	Compensation in kind (receiving party)	4,783,893				(3)
	November 20, 2014	Share sale		(4)			(4)

(1)	Compensation in kind of 9,567,786 shares, hypothetical volume of the transaction: €566,412,931.20.

(2)

The notifying party (Hasso Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the monthly sale of SAP shares with a fair value of €20,000,000 per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter in the months December 2014 through November 2015.

(3)	Compensation in kind of 4,783,893 shares, hypothetical volume of the transaction: €283,206,465.60.

(4)

The notifying party (Sabine Plattner GmbH & Co. Beteiligungs-KG) concluded a contract with a bank acting as commission agent for the sale of 40,000 SAP shares per month. The sale will be carried out at the bank’s own discretion in the stock market or over the counter in the months December 2014 through November 2015.

Part I

Item 6

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2014 or the previous year.

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

EMPLOYEES

Headcount

Note (8) to our Consolidated Financial Statements presents the number of employees, measured in full-time equivalents by functional area and by geographic region.

On December 31, 2014, we had 74,406 full-time equivalent (FTE) employees worldwide (December 31, 2013: 66,572). This represents an increase in headcount of 7,834 FTEs in comparison to 2013. Of the overall headcount increase in 2014, 5,535 resulted from acquisitions. The average number of employees in 2014 was 68,343 (2013: 65,409).

We define the FTE headcount as the number of people we would employ if we only employed people on full-time employment contracts. Students employed part-time and certain individuals who are employed by SAP but who, for various reasons, are not currently working, are excluded from our figures. Also, temporary employees are not included in the above figures. The number of such temporary employees is not material.

On December 31, 2014, the largest number of SAP employees (45%) were employed in the

EMEA region (including 24% in Germany), while 30% were employed in the Americas region (including 21% in the United States) and 26% in the APJ region.

Unless otherwise stated, the main driver for the following headcount increases were SAP’s acquisition activities (mainly Concur). Our worldwide headcount in the field of software and software-related services grew 34% to 15,074 FTEs (2013: 11,261). Cloud operations and support accounted for most of the increase. Professional services and other services counted 14,639 FTEs at the end of 2014 – an increase of less than 1% (2013: 14,629). Our R&D headcount saw a year-over-year increase of 6% to 18,908 FTEs (2013: 17,804). This growth stemmed from an increase in headcount in the area of Products & Innovation. Sales and marketing headcount grew by 14% to 17,969 FTEs at the end of the year (2013: 15,824). General and administration headcount rose 10% to 5,023 FTEs at the end of the year (2013: 4,566). Our infrastructure employees numbered 2,794 FTEs – an increase of 12% (2013: 2,488) driven primarily by our investments in IT.

In the Americas region, headcount (FTEs) increased by 2,503, or 13%; in the EMEA region, the increase was 2,347, or 8%; and in the APJ region, it was 2,985, or 19%.

Our personnel expense per employee stayed essentially flat at approximately €115,000 in 2014 (2013: approximately €114,000). The personnel expense per employee is defined as the personnel expense divided by the average number of employees. For more information about employee compensation and a detailed overview of the number of people SAP employed, see the Notes to the Consolidated Financial Statements section, Note (8).

Employee and Labor Relations

On a worldwide basis, we believe that our employee and labor relations are excellent.

On a corporate level, employees of SAP in Europe are represented by the SAP SE Works Council (WoC) (Europe). By law and agreement with SAP the SAP SE WoC (Europe) is entitled to receive information on transnational matters and to consult with the Executive Board or a representative thereof. The SAP SE WoC (Europe) was established in November 2014 as a result of the legal transformation of SAP AG into SAP SE. The SAP SE WoC (Europe) replaced the European Works Council which was dissolved following the conversion.

Part I

Item 6, 7

On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE with 39 members; the employees of SAP Deutschland SE & Co. KG (SAP Germany) are represented by a works council with 31 members. For different areas of co-determination the entity-level works councils have elected committees. By law the works councils are entitled to consultation and, in some areas, to co-determination rights concerning labor conditions at SAP SE and SAP Germany. Other employee representatives include the group works council currently having seven members (members of the works councils of SAP SE and SAP Germany), the representatives of severely disabled persons in all entities and on group level (Germany) and the spokespersons committee as the representation of the executives.

Employees of SAP France S.A., SAP France Holding and SAP Labs France S.A. are subject to a collective bargaining agreement. Each of SAP France S.A. & SAP France Holding, SAP Labs France S.A. and b-process France are represented by a French works council. French works councils are entitled to certain company information and to consult with management on matters that are expected to have an impact on company structure or on the employees it represents. The union negotiates agreements with SAP France S.A. and SAP Labs France S.A.

In addition, the employees of SAP Espana S.A., SAP Belgium N.V., SAP Nederland B.V., SAP Italia S.p.A. and Concur France are each represented by separate works councils. Each of SAP (UK) Limited and SAP Ireland Limited has an employee consultation forum which represents the employees’ interests. There are workers representatives in Slovenia at SAP Systems, Applications and Products for Data Processing Ltd. and in Romania at SC SAP Romania SRL. Furthermore, union stewards as well as a corresponding cooperation agreement exist for SAP Sweden.

Employees of SAP Brazil and SAP Labs Brazil are represented by a specific union related to technology companies and subject to a collective bargaining agreement.

For Argentina, all employees are legally required to be affiliated with the particular union specified by the government. However, for the IT Industry, as of 2014, no union had completed all registration procedures with the Ministry of Labor and the IT Chamber, to be recognized by the government as an Industry Union.

SHARE OWNERSHIP

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees — Compensation Report” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

SHARE-BASED COMPENSATION PLANS

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directors, Senior Management and Employees — Compensation Report” and Note (28) to our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On March 6, 2015, based on information provided by the Depositary there were 48,469,927 ADRs held of record by 970 registered holders. The ordinary shares underlying such ADRs represented 3.95% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

Part I

Item 7, 8

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of March 6, 2015 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

	Ordinary Shares Beneficially Owned
Major Shareholders	Number	% of Outstanding
Dietmar Hopp, collectively(1)	65,273,200	5.313%
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	106,259,972	8.650%
Klaus Tschira, collectively(3)	92,079,595	7.495%
Executive Board Members as a group (5 persons)	36,426	0.003%
Supervisory Board Members as a group (18 persons)	106,284,601	8.652%
Executive Board Members and Supervisory Board Members as a group (21 persons)(4)	106,321,027	8.655%
Options and convertible bonds that are vested and exercisable within 60 days of March 6, 2015, held by Executive Board Members and Supervisory Board Members, collectively	0	NA

(1)

Represents 65,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft mbH & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH Verwaltungs-GmbH is the general partner and 61,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 13, 2015.

(2)	Includes Hasso Plattner Förderstiftung GmbH and Hasso Plattner GmbH & Co. Beteiligungs-KG in which Hasso Plattner exercises sole voting and dispositive power.

(3)	Includes Klaus Tschira Stiftung gGmbH and Dr. h. c. Tschira Beteiligungs GmbH & Co. KG in which Klaus Tschira exercises sole voting and dispositive power.

(4)	We believe each of the other members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of March 6, 2015.

We at present have no knowledge about any arrangements, the operation of which may at a subsequent date result in a change in control of the company.

RELATED-PARTY TRANSACTIONS

For further information on related-party transactions see Note (31) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

See “Item 18. Financial Statements” and pages F-1 through F-93.

OTHER FINANCIAL INFORMATION

Legal Proceedings

We are subject to a variety of legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including claims and lawsuits involving businesses we have acquired.

Refer to Note (24) to our Consolidated Financial Statements for a detailed discussion of our material legal proceedings.

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information — Dividends”.

Part I

Item 8, 9

Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

GENERAL

Our ordinary shares are officially listed on the Frankfurt Stock Exchange, the Berlin Stock

Exchange and the Stuttgart Stock Exchange. The principal trading market for the ordinary shares is Xetra, the electronic dealing platform of Deutsche Boerse AG.

ADRs representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE) under the symbol “SAP,” and currently each ADR represents one ordinary share.

TRADING ON THE FRANKFURT STOCK EXCHANGE AND THE NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per Ordinary Share in €		DAX(1) in points		Price per ADR in US$
	High	Low	High	Low	High	Low
Annual Highs and Lows
2010	38.40	31.12	7,077.99	5,434.34	54.08	41.59
2011	45.90	34.26	7,527.64	5,072.33	68.31	48.39
2012	61.43	41.45	7,672.10	5,969.40	81.21	53.25
2013	64.80	52.20	9,589.39	7,459.96	87.14	70.27
2014	62.55	50.90	10,087.12	8,571.95	85.45	64.14
Quarterly Highs and Lows
2013
First Quarter	64.80	57.82	8,058.37	7,581.18	84.58	77.38
Second Quarter	64.05	54.42	8,530.89	7,459.96	83.11	71.45
Third Quarter	57.80	53.42	8,694.18	7,806.00	76.94	70.27
Fourth Quarter	62.31	52.20	9,589.39	8,516.69	87.14	70.94
2014
First Quarter	62.55	54.31	9,742.96	9,017.79	85.45	74.87
Second Quarter	59.15	54.41	10,028.80	9,173.71	81.77	74.21
Third Quarter	61.12	56.53	10,029.43	9,009.32	82.30	72.16
Fourth Quarter	58.73	50.90	10,087.12	8,571.95	71.70	64.14
Monthly Highs and Lows
2014
July	61.12	56.53	10,029.43	9,407.48	82.30	77.40
August	59.92	56.60	9,588.15	9,009.32	79.19	76.32
September	60.66	56.77	9,799.26	9,422.91	78.54	72.16
October	56.60	50.90	9,382.03	8,571.95	71.41	64.14
November	56.90	52.96	9,980.85	9,166.47	71.12	66.45
December	58.73	53.96	10,087.12	9,334.01	71.70	67.20
2015
January	58.26	54.53	10,798.33	9,469.66	70.04	63.56
February	62.84	58.70	11,401.66	10,663.51	70.19	66.31
March (through March 6, 2015)	63.59	62.79	11,550.97	11,280.36	71.11	68.48

(1)

The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

Part I

Item 9, 10

On March 6, 2015, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €63.47 and the closing sales price per ADR on the NYSE was US $68.48, as reported by Reuters.

ITEM 10. ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION

Organization and Register

SAP SE is a European Company (Societas Europaea, or “SE”) organized in the Federal Republic of Germany under German and European law, including Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (the “SE Regulation”), the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001 on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the German Stock Corporation Act (Aktiengesetz). SAP SE is registered in the Commercial Register (Handelsregister) at the Lower Court of Mannheim, Germany, under the entry number “HRB 719915.” SAP SE publishes its official notices in the Federal Gazette (www.bundesanzeiger.de).

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

SAP is authorized to act in all the business areas listed above and to delegate such activities to affiliated entities within the meaning of the German Stock Corporation Act; in particular SAP is authorized to delegate its business in whole or in part to such entities. SAP SE is authorized to establish branch offices in Germany and other countries, as well as to form, acquire or invest in other companies of the same or related kind and to enter into collaboration and joint venture agreements. SAP is further authorized to invest in enterprises of all kinds principally for investment purposes. SAP is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such entities, or to limit its activities to manage its shareholdings.

CORPORATE GOVERNANCE

Introduction

SAP SE, as a European Company with a two-tier board system, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by European and German law, by the Agreement on the Involvement of Employees in SAP SE (“Employee Involvement Agreement”, or “EIA”), by the German Corporate Governance Code and by SAP’s Articles of Incorporation (Satzung) and are summarized below. See “Item 16G. Differences in Corporate Governance Practices” for additional information on our corporate governance practices.

The Supervisory Board

The Supervisory Board appoints and removes the members of the Executive Board and oversees and advises the management of the corporation. At regular intervals it meets to discuss current business as well as business development and planning. The SAP Executive Board must consult with the Supervisory Board concerning the corporate strategy, which is developed by the Executive Board. Types of transactions for which the Executive Board requires the Supervisory Board’s consent are listed in the Articles of

Part I

Item 10

Incorporation; in addition, the Supervisory Board has specified further types of transactions that require its consent. Accordingly, the Supervisory Board must also approve the annual budget of SAP upon submission by the Executive Board and certain subsequent deviations from the approved budget. The Supervisory Board is also responsible for representing SAP SE in transactions between SAP SE and Executive Board members.

The Supervisory Board, based on a recommendation by its Audit Committee, provides its proposal for the election of the external independent auditor to the Annual General Meeting of Shareholders. The Supervisory Board is also responsible for monitoring the auditor’s independence, a task it has delegated to its audit committee.

Pursuant to Article 40 (3) sentence 1 of the SE Regulation, the number of members of the supervisory board and the rules for determining this number are to be laid down in the articles of incorporation. Furthermore, pursuant to Section 17 (1) SE-AG, the size of supervisory boards of companies which, like SAP SE, have a capital stock exceeding € 10,000,000, is limited to 21 members. Moreover, the number of members must be divisible by three. In line with these provisions as well as the EIA, the Articles of Incorporation of SAP SE provide that the Supervisory Board shall be composed of 18 members. Furthermore, it is provided in the EIA that the shareholders of SAP SE have the possibility to reduce the size of the Supervisory Board in the future (i.e. at the earliest in the Annual General Meeting of Shareholders in 2018, with effect from the Annual General Meeting of Shareholders in 2019) to 12 members.

The current and first Supervisory Board of SAP SE consists of eighteen members, of which nine members were elected by SAP SE’s shareholders at the Annual General Meeting of Shareholders in 2014 for the period until the close of the Annual General Meeting of Shareholders in 2019, and nine members were appointed in the EIA for the period until the conclusion of the Annual General Meeting of Shareholders in 2015. Pursuant to the EIA and the Articles of Incorporation, the term of office of the succeeding employees’ representatives on the first Supervisory Board of SAP SE appointed subsequent to this term of office shall end at the same time as the term of office of the shareholders’ representatives on the first Supervisory Board (i.e. at the close of the Annual General Meeting of Shareholders in 2019).

The procedure for the appointment of the employees’ representatives on the Supervisory Board of SAP SE is governed by the EIA. The employees’ representatives succeeding the current members in 2015 will be appointed by the SE Works Council. Pursuant to the EIA, the nine seats on the first Supervisory Board reserved for employees’ representatives are allocated as follows: The first six seats are allocated to Germany, the seventh seat is allocated to France, the eighth seat is also allocated to Germany, and the ninth seat is allocated to a European country not represented by the first eight seats, as determined by the SE Works Council. The employees’ representatives for the first six seats allocated to Germany will be determined by direct vote by all SAP employees with their principal place of employment in Germany. The employees’ representative for the seventh seat allocated to France will be determined according to the applicable provisions of French law on the election or appointment of employees’ representatives on a supervisory board. With regard to the eighth and ninth seat, members of the SE Works Council from the relevant countries to which those seats are allocated shall be appointed by the SE Works Council as employees’ representatives.

Any Supervisory Board member elected by the shareholders at the Annual General Meeting of Shareholders may be removed by three-quarters of the votes cast at the Annual General Meeting of Shareholders. Any Supervisory Board member appointed in accordance with the EIA may be removed by the SE Works Council upon application by the body that nominated the respective employees’ representative for appointment by the SE Works Council or, in case the employees’ representative was directly elected, the majority of the employees entitled to vote.

The Supervisory Board elects a chairperson and one or two deputy chairperson(s) among its members by a majority of the votes cast. Only a shareholders’ representative may be elected as chairperson of the Supervisory Board. When electing the chairperson of the Supervisory Board, the oldest member in terms of age of the shareholders’ representatives on the Supervisory Board will chair the meeting and, in the event of a tied vote, will have the casting vote.

Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, resolutions of the Supervisory Board are adopted by simple majority of the votes cast. In the event of a tie, the vote of

Part I

Item 10

the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, will be decisive (casting vote).

The members of the Supervisory Board cannot be elected or appointed, as the case may be, for a term longer than six years. Other than for the employees’ representatives on the first Supervisory Board of SAP SE, the term expires at the close of the Annual General Meeting of Shareholders giving its formal approval of the acts of the Supervisory Board for the fourth fiscal year following the year in which the term of office of the Supervisory Board members commenced. Re-election is possible. Our Supervisory Board normally meets four times a year. The compensation of the members of the Supervisory Board is set in the Articles of Incorporation.

As stipulated in the German Corporate Governance Code (GCGC), an adequate number of our Supervisory Board members are independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP SE. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The Audit Committee

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee proposes the appointment of the external independent auditor to the Supervisory Board, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and quality. SAP’s Corporate Audit, SAP’s Office of Legal Compliance and Integrity and SAP’s Risk Management Office report upon request or at the occurrence of certain findings, but in any case at least once a year (Office of Legal Compliance and Integrity and Risk Management Office) or twice a year (Corporate Audit), directly to the Audit Committee.

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

Part I

Item 10

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

The Technology and Strategy Committee

The Technology and Strategy Committee (Technologie-und Strategieausschuss) monitors technology transactions and provides the Supervisory Board with in-depth technical advice.

The Nomination Committee

The Nomination Committee (Nominierungsausschuss) is exclusively composed of shareholder representatives and is responsible for identifying suitable candidates for membership of the Supervisory Board for recommendation to the Annual General Meeting of Shareholders.

The Special Committee

The Special Committee (Sonderausschuss) deliberates on matters arising out of substantial exceptional risks, such as major litigations.

The People and Organization Committee

The People and Organization Committee (Ausschuss für Mitarbeiter- und Organisationsangelegenheiten) deliberates and advises the Executive and Supervisory Board on key personnel matters and major organizational changes below the Executive Board and Global Managing Board level as well as equal opportunities for women at SAP.

The duties and procedures of the Supervisory Board and its committees are specified in their respective rules of procedure, if any, which reflect the requirements of European and German law, including the SE Regulation and the German Stock Corporation Act, the Articles of Incorporation and the recommendations of the GCGC.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP SE’s Executive Board is currently

Part I

Item 10

comprised of five members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP SE. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP SE, and may be liable to SAP SE if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

Under German law SAP SE’s Supervisory Board members and Executive Board members have a duty of loyalty and care towards SAP SE. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP SE shareholders and our employees and, to some extent, the common good. Those who violate their duties may be held jointly and severally liable for any resulting damages, unless they acted pursuant to a lawful resolution of the Annual General Meeting of Shareholders.

SAP has implemented a Code of Business Conduct for employees (see “Item 16B. Code of Ethics” for details). The employee code is equally applicable to managers and members of the Executive Board. Its rules are observed as well by members of the Supervisory board as applicable.

Under German law the Executive Board of SAP SE has to assess all major risks for the SAP Group. In addition, all measures taken by management to reduce and handle the risks have to be documented. Therefore, SAP’s management has adopted suitable measures such as implementing an enterprise-wide risk monitoring system to ensure that adverse developments endangering the corporate standing are recognized at a reasonably early point in time.

The Office of Legal Compliance and Integrity was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance at SAP. The Chief Global Compliance Officer heading the Office of Legal Compliance and Integrity directly reports to the CFO of SAP SE and also has direct communication channels and reporting obligations to the Audit Committee of the Supervisory Board. The Office of Legal Compliance and Integrity manages a network of more than 100 local subsidiary Compliance Officers who act as the point of contact for local questions or issues under the SAP Code of Business Conduct for employees. The Office of Legal Compliance and Integrity provides training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported without fear of retaliation.

Pursuant to Sec. 289a of the German Commercial Code (Handelsgesetzbuch) the Executive Boards of publicly listed companies like SAP SE are required to issue a corporate governance statement (Erklärung zur Unternehmensführung) every year together with their annual financial statements. Companies are free to include the corporate governance statement in their management report or publish the statement on their website. SAP has chosen to publish the statement on its website under (//www.sap.com/corporate-en/investors/governance/index.epx). As stipulated by law the statement comprises the declaration of implementation of the recommendations of the GCGC pursuant to Sec. 161 of the German Stock Corporation Act, relevant disclosures of the company’s corporate governance practices such as ethical, work and welfare standards, and a description of the Executive Board and Supervisory Board’s rules of procedure as well as information on the composition and rules of procedure of their sub-committees.

The Global Managing Board

In May 2012, SAP created a Global Managing Board in addition to the SAP Executive Board, which retains ultimate responsibility for overseeing and deciding on the activities of the company. The Global Managing Board allows SAP to appoint a broader range of global leaders to help steer the organization. The Global Managing Board has advisory and decision-supporting functions for the Executive Board and comprises all Executive

Part I

Item 10

Board members as well as Helen Arnold, Stefan Ries, Michael Kleinemeier, and Steve Singh.

The Annual General Meeting of Shareholders

Shareholders of the Company exercise their voting rights at shareholders’ meetings. The Executive Board calls the Annual General Meeting of Shareholders, which must take place within the first six months of each fiscal year. The Supervisory Board or the Executive Board may call an extraordinary meeting of the shareholders if the interests of the stock corporation so require. Additionally, shareholders of SAP SE holding in the aggregate a minimum of 5% of SAP SE’s issued share capital may call an extraordinary meeting of the shareholders. Shareholders as of the record date are entitled to attend and participate in shareholders’ meetings if they have provided timely notice of their intention to attend the meeting.

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

CHANGE IN CONTROL

There are no provisions in the Articles of Incorporation of SAP SE that would have an effect of delaying, deferring or preventing a change in control of SAP SE and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

According to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) a bidder seeking control of a company with its corporate seat in Germany or another state of the European Economic Area

(EEA) and its shares being traded on an EEA stock exchange must publish an advance notice of its decision to make a tender offer, submit an offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. The offer statement must be published upon approval by the Federal Financial Supervisory Authority or expiry of a certain time period without such publication being prohibited by the Federal Financial Supervisory Authority. Once a shareholder has acquired shares representing at least 30% of the voting rights in an EEA-listed company, it must make an offer for all remaining shares. The Securities Acquisition and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the general shareholders’ meeting no earlier than 18 months in advance of such measures by a resolution of at least 75% of the shares represented.

Under the European Takeover Directive of 2004 member states had to choose whether EU restrictions on defensive measures apply to companies that are registered in their territory. Germany decided to opt out and to retain its current restrictions on a board implementing defensive measures (as described above). As required by the Directive if a country decides to opt out the German Securities Acquisition and Takeover Act grants companies the option of voluntarily applying the European standard by a change of the Articles of Incorporation (opt-in). SAP SE has not made use of this option.

CHANGE IN SHARE CAPITAL

Under German law, the capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or

Part I

Item 10

contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including stock option plans for Executive Board members or employees and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by at least 75% of the valid votes cast at the General Meeting of Shareholders in which the increase is proposed, and requires an amendment to the Articles of Incorporation.

The share capital may be reduced by an amendment to the Articles of Incorporation approved by at least 75% of the valid votes cast at the General Meeting of Shareholders. In addition, the Executive Board of SAP SE is allowed to authorize a reduction of the company’s capital stock by canceling a defined number of repurchased treasury shares if this repurchasing and the subsequent reduction have already been approved by the General Meeting of Shareholders.

The Articles of Incorporation do not contain conditions regarding changes in the share capital that are more stringent than those provided by German law.

RIGHTS ACCOMPANYING OUR SHARES

There are no limitations imposed by German law or the Articles of Incorporation of SAP SE on the rights to own securities, including the rights of non-residents or foreign holders to hold the ADRs or ordinary shares, to exercise voting rights or to receive dividends or other payments on such shares.

According to the German stock corporation law, the rights of shareholders cannot be amended without shareholders’ consent. The Articles of Incorporation do not provide more stringent conditions regarding changes of the rights of shareholders than those provided by applicable European and German law.

Voting Rights

Each ordinary SAP SE share represents one vote. Cumulative voting is not permitted under applicable European and German law. A corporation’s articles of incorporation may stipulate a majority necessary to pass a shareholders’ resolution differing from the majority provided by law, unless the law mandatorily requires a certain majority. Section 21 (1) of SAP SE’s Articles of Incorporation provides that resolutions may be passed at the General Meeting of Shareholders with a majority of valid votes cast, unless a larger majority is prescribed by law or the Articles of Incorporation. SAP SE’s Articles of Incorporation as well as applicable European and German law require that the following matters, among others, be approved by at least 75% of the valid votes cast at the General Meeting of Shareholders in which the matter is proposed:

•	changing the corporate purpose of the company set out in the Articles of Incorporation;

•	capital increases and capital decreases;

•	excluding preemptive rights of shareholders to subscribe for new shares or for treasury shares;

•	dissolution;

•	a merger into, or a consolidation with, another company;

•	a transfer of all or virtually all of the assets;

•	a change of corporate form, including re-conversion into a German stock corporation;

•	a transfer of the registered seat to another EU member state; and

•

any other amendment to the Articles of Incorporation (pursuant to section 21 (2) sentence 1 of the Articles of Incorporation). For any amendments of the Articles of Incorporation which require a simple majority for stock corporations established under German law, however, section 21 (2) sentence 2 of SAP SE’s Articles of Incorporation provides that the simple majority of the valid votes cast is sufficient if at least half of the subscribed capital is represented or, in the absence of such quorum, the majority prescribed by law (i.e. two thirds of the votes cast, pursuant to sec. 59 of the SE Regulation) is sufficient.

Part I

Item 10

Dividend Rights

See “Item 3. Key Information — Dividends.”

Preemptive Rights

Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by at least 75% of the valid votes cast at the General Meeting of Shareholders) or by the Executive Board authorized by such shareholders’ resolutions and subject to the consent of the Supervisory Board.

Liquidation

If SAP SE were to be liquidated, any liquidation proceeds remaining after all of our liabilities were paid would be distributed to our shareholders in proportion to their shareholdings.

Disclosure of Shareholdings

SAP SE’s Articles of Incorporation do not require shareholders to disclose their share holdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP SE to notify SAP SE and the Federal Financial Supervisory Authority of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation’s outstanding voting rights. In respect of certificates representing shares, the notification requirement shall apply exclusively to the holder of the certificates. In addition, the German Securities Trading Act also obliges anyone who holds, directly or indirectly, financial instruments that convey an unconditional entitlement to acquire under a legally binding agreement, shares in SAP SE, to notify SAP SE and the Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. This notification obligation also exists for the holder of a financial instrument which merely de facto enables its holder or a third party to acquire shares in SAP SE, subject to the thresholds mentioned in the preceding sentence. In connection with this notification obligation positions in voting rights and other financial instruments have to be aggregated.

Exchange Controls and Other Limitations Affecting Security Holders

The euro is a fully convertible currency. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (“Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation residing outside of Germany (“Non-Resident”) if such payment exceeds €12,500 (or the equivalent in a foreign currency). In addition, German Residents (except for individuals and certain financial institutions) must report any accounts payable to or receivable from Non-Residents if such payables or receivables, in the aggregate, exceed €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Furthermore, companies resident in Germany with accounts payable to or receivable from Non-Residents in excess of €500 million have to report any payables or receivables to/from Non-Residents arising from derivative instruments at the end of each calendar quarter. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more which they hold directly or indirectly in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% or more held directly or indirectly by a Non-Resident.

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

Part I

Item 10

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

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by an incorporated company is generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% thereon (effectively 1.375% of dividends before withholding tax), resulting in an aggregate withholding tax rate from dividends of 26.375%. Non-resident corporate shareholders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surtax). This does not preclude a further reduction or refund of withholding tax, if any, available under a relevant tax treaty.

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

Refund Procedures for U.S. Holders

Under the Treaty, a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder. Thus, for each US$100 of gross dividends paid by SAP SE to a U.S. Holder, the dividends (which are dependent on the euro/dollar exchange rate at the time of payment) will be initially subject to a German withholding tax of US$26.375, of which US$11.375 may be refunded under the Treaty. As a result, a U.S. Holder effectively would receive a

Part I

Item 10

total dividend of US$85 (provided the euro/dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower). Further relief of German withholding tax under the Treaty may be available for corporate U.S. Holders owning at least 10% of the voting stock of SAP or U.S. Holders qualifying as pension fund within the meaning of the Treaty, subject to further requirements being met.

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed, from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road NW, Washington, DC 20007, or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

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

Part I

Item 10

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

U.S. Taxation

The following discussion applies to U.S. Holders only if the ADRs and ordinary shares are held as capital assets for tax purposes. It does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, U.S. Holders that hold ordinary shares or ADRs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more of the total combined voting power of all classes of voting stock of SAP SE, U.S. Holders that have a principal place of business or “tax home” outside the United States or U.S. Holders whose “functional currency” is not the dollar and U.S. Holders that hold ADRs or ordinary shares through partnerships or other pass-through entities.

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

Part I

Item 10

U.S. Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, distributions made by SAP SE with respect to ordinary shares (other than distributions in liquidation and certain distributions in redemption of stock), including the amount of German tax deemed to have been withheld in respect of such distributions, will generally be taxed to U.S. Holders as ordinary dividend income.

As discussed above, a U.S. Holder may obtain a refund of German withholding tax under the Treaty to the extent that the German withholding tax exceeds 15% of the dividend distributed. Thus, for each US$100 of gross dividends paid by SAP SE to a U.S. Holder, the dividends (which are dependent on the euro/dollar exchange rate at the time of payment) will be initially subject to German withholding tax of US$25 plus US$1.375 solidarity surtax, and the U.S. Holder will receive US$73.625. A U.S. Holder who obtains the Treaty refund will receive from the German tax authorities an additional amount in euro that would be equal to US$11.375. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of US$100, which will be deemed to have been subject to German withholding tax of US$15 (15% of US$100) resulting in the net receipt of US$85 (provided the euro/dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower).

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

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and,

therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2014 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2015 tax year. With the enactment of The Health Care and Education Reconciliation Act of 2010, certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

U.S. Taxation of Capital Gains

In general, assuming that SAP SE at no time is a PFIC, upon a sale or exchange of ordinary shares to a person other than SAP SE, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the ordinary shares. Such gain or loss will be a capital gain or loss and will be considered a long-term capital gain (taxable at a reduced rate for individuals) if the ordinary shares were held for more than one year. Capital gains may also be subject to the Medicare tax at a rate of 3.8%. The deductibility of capital losses is subject to significant limitations. Upon a sale of ordinary shares to SAP SE, a U.S. Holder may recognize a capital gain or loss or, alternatively, may be considered to have received a distribution with respect to the ordinary shares, in each case depending upon the application to such sale of the rules of Section 302 of the Code.

Deposit and withdrawal of ordinary shares in exchange for ADRs by a U.S. Holder will not result in its realization of gain or loss for U.S. federal income tax purposes.

Part I

Item 10

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

For U.S. foreign tax credit purposes, dividends paid by SAP SE generally will be treated as foreign-source income and as “passive category income” (or in the case of certain holders, as “general category income”). Gains or losses realized by a U.S. Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss.

Passive Foreign Investment Company Considerations

Special and adverse U.S. tax rules apply to a U.S. Holder that holds an interest in a passive foreign investment company (PFIC). Based on current projections concerning the composition of SAP SE’s income and assets, SAP SE does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on our current projections and expectations as to its future business activity, SAP SE can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years.

MATERIAL CONTRACTS

Concur Technologies, Inc.

Pursuant to the Agreement and Plan of Merger dated as of September 18, 2014 by and among Concur Technologies, Inc., SAP America, Inc. and Congress Acquisition Corp., on December 4, 2014 SAP America acquired Concur, the leader in the multi-billion travel and expense management software industry, for US$129.00 per share which represents an enterprise value of approximately US$8.3 billion. The transaction was funded primarily from a EUR 7.0 billion credit facility.

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

Part I

Item 10, 11, 12

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

AMERICAN DEPOSITARY SHARES

Fees and Charges Payable by ADR Holders

Deutsche Bank Trust Company Americas is the Depositary for SAP SE’s ADR program. ADR holders may be required to pay the following charges:

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

Part I

Item 12

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

Fees and Other Payments Payable by the Depositary to SAP

The Depositary has agreed to make certain payments to SAP as reimbursement for expenses incurred by SAP in connection with its ADR program and in support of SAP’s ongoing investor relations activities related to the ADR program. For the year ended December 31, 2014, the Depositary has made direct and indirect payments to SAP in an aggregate amount of US $526,103 for investor relations activities related to the ADR program, including the production of annual reports and Form 20-F filings, 2014 NYSE listing fees, road shows, production of investor targeting, peer analysis, shareholder identification reports and perception studies, postage for mailing annual and interim reports and other communications to ADR holders and participation in retail investor activities, broker conferences, SAP sponsored analyst events and capital markets days.

Part II

Item 13, 14, 15, 16, 16A

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2014. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2014, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

KPMG, our independent registered public accounting firm, has issued its attestation report on the effectiveness of SAP’s internal control over financial reporting, which is included in Item 18. Financial Statements, “Report of Independent Registered Public Accounting Firm.”

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

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments), managers and the members of SAP’s Executive Board (including our CEO and CFO). Our Code of Business Conduct constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. Our Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, and avoiding anti-competitive practices. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets at least these minimum standards, but may also include additional or more stringent rules of conduct. Newly acquired companies also are required to meet the minimum standards set forth in the Code of Business Conduct. Effective February 2012, SAP amended its Code of Business Conduct to address certain changes in bribery laws, and to update the intellectual property and non-retaliation provisions. We have made our amended Code of Business Conduct publicly available by posting the full text on our Web site under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND ALL OTHER FEES

Refer to Note (32) to our Consolidated Financial Statements for information on fees billed by our independent registered public accounting firm, KPMG, for audit services and other professional services.

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

We rely on this exemption. Our Audit Committee includes two employees representatives, Steffen Leskovar and Stefan Schulz, who were appointed to our Supervisory Board pursuant to the Agreement on the Involvement of Employees in SAP SE (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that the reliance on this exemption does not materially adversely affect the ability of our Audit Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In 2014 there were no purchases made by us or on our behalf or on behalf of affiliates of SAP of SAP shares or SAP ADRs. The total number of SAP shares that SAP could purchase under existing repurchase programs was 89,575,571 as of December 31, 2014.

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

INTRODUCTION

SAP is incorporated under the laws of the European Union and Germany, with securities publicly traded on markets in Germany, including the Frankfurt Exchange and in the United States on the NYSE.

The NYSE Rules permit foreign private issuers to follow applicable home country corporate governance practices in lieu of the NYSE corporate governance standards, subject to certain exceptions. Foreign private issuers electing

Part II

Item 16G

to follow home country corporate governance rules are required to disclose the principal differences in their corporate governance practices from those required under the NYSE Rules. This Item 16G summarizes the principal ways in which SAP’s corporate governance practices differ from the NYSE Rules applicable to domestic issuers.

LEGAL FRAMEWORK

The primary sources of law relating to the corporate governance of a European Company are the Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (the “SE Regulation”), the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001 on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the German Stock Corporation Act (Aktiengesetz). Additionally, the Securities Trading Act (Wertpapierhandelsgesetz), the German Securities Purchase and Take Over Act (Wertpapiererwerbs- und Übernahmegesetz), the Stock Exchange Admission Regulations, the German Commercial Code (Handelsgesetzbuch) and certain other German statutes contain corporate governance rules applicable to SAP. In addition to these mandatory rules, the German Corporate Governance Code (“GCGC”) summarizes the mandatory statutory corporate governance principles found in the German Stock Corporation Act and other provisions of German law. Further, the GCGC contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practices.

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP has disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis since 2003. Declarations for the past five years are available on the SAP website (http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx).

SIGNIFICANT DIFFERENCES

We believe the following to be the significant differences between applicable European and German corporate governance practices, as SAP has implemented them, and those applicable to domestic companies under the NYSE Rules.

SAP SE IS A EUROPEAN COMPANY WITH A TWO-TIER BOARD SYSTEM

SAP is governed by three separate bodies: (i) the Supervisory Board, which counsels, supervises and controls the Executive Board; (ii) the Executive Board, which is responsible for the management of SAP; and (iii) the General Meeting of Shareholders. The rules applicable to these governing bodies are defined by European and German law and by SAP’s Articles of Incorporation. This corporate structure differs from the unitary board of directors established by the relevant laws of all U.S. states and the NYSE Rules. Under the SE Regulation and the German Stock Corporation Act, the Supervisory Board and Executive Board are separate and no individual may be a member of both boards. See “Item 10. Additional Information – Corporate Governance” for additional information on the corporate structure.

DIRECTOR INDEPENDENCE RULES

The NYSE Rules require that a majority of the members of the board of directors of a listed issuer and each member of its nominating, corporate governance, compensation and audit committee be “independent.” As a foreign private issuer, SAP is not subject to the NYSE board, compensation committee and corporate governance committee independence requirements but instead can elect to follow its home country rules. With respect to the audit committee, SAP is required to satisfy Rule 10A-3 of the Exchange Act, which provides certain exemptions from the audit committee independence requirements in the case of employee board representatives. The NYSE Rules stipulate that no director qualifies as “independent” unless the board of directors has made an affirmative determination that the director has no material direct or indirect relationship with the listed company. However, under the NYSE Rules a director may still be deemed independent even if the director or a member of a director’s immediate family has

Part II

Item 16G

received during a 12 month period within the prior three years up to $120,000 in direct compensation. In addition, a director may also be deemed independent even if a member of the director’s immediate family works for the company’s auditor in a non-partner capacity and not on the company’s audit. By contrast, the GCGC requires that the Supervisory Board ensure that proposed candidates are persons with the necessary knowledge, competencies and applicable experience. Additionally, the Supervisory Board is required to implement and adhere to concrete director independence criteria, including a consideration of the total number of independent Supervisory Board members as defined in Section 5.4.2 of the Code. According to this definition, a Supervisory Board member will not be considered independent in particular if s/he has personal or business relations with the company, its executive bodies, a controlling shareholder or an enterprise associated with any of the preceding persons and entities which could cause a substantial and sustained conflict of interest. The members of the Supervisory Board must have enough time to perform their board duties and must carry out their duties carefully and in good faith. For as long as they serve, they must comply with the criteria that are enumerated in relation to the selection of candidates for the Supervisory Board concerning independence, conflict of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and they must not accept appointment in companies that are in competition with SAP. Supervisory Board members must disclose any planned non-ordinary course business transactions with SAP to the Supervisory Board promptly. The Supervisory Board members cannot carry out such transactions before the Supervisory Board has given its permission. The Supervisory Board may grant its permission for any such transaction only if the transaction is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest. SAP complies with these GCGC director independence requirements.

Applicable European and German corporate law requires that for publicly listed stock corporations at least one member of the Supervisory Board who has expert knowledge in the areas of financial accounting and audit of financial statements must be independent. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these requirements. However, applicable European and

German corporate law and the GCGC do not require the Supervisory Board to make an affirmative determination for each individual member that is independent or that a majority of Supervisory Board members or the members of a specific committee are independent.

The NYSE independence requirements are closely linked with risks specific to unitary boards of directors that are customary for U.S. companies. In contrast, the two-tier board structure requires a strict separation of the executive board and supervisory board. In addition, the supervisory board of a European Company formed by conversion from a large German stock corporation which was subject to the principle of employee codetermination as outlined in the German Co-Determination Act of 1976 (Mitbestimmungsgesetz) is subject to at least the same level of employee participation which formerly existed in the German stock corporation that was converted to an SE. The terms of employee participation with regard to the Supervisory Board of SAP SE are, among others, set out in the Agreement on the Involvement of Employees in SAP SE. As a result, the Supervisory Board of SAP SE consists of 18 members, of which nine are representatives of SAP SE’s shareholders elected at the Annual General Meeting and nine members are representatives of the European employees. Only a shareholders’ representative may be elected as chairperson of the Supervisory Board. In case of a tied vote, the vote of the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, will be decisive (casting vote). This board structure creates a different system of checks and balances, including employee participation, and cannot be directly compared with a unitary board system.

AUDIT COMMITTEE INDEPENDENCE

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairman of SAP’s Audit Committee and Prof. Dr. Klaus Wucherer meet the independence requirements of Rule 10A-3 of the Exchange Act. The other two Audit Committee members, Steffen Leskovar and Stefan Schulz,

Part II

Item 16G

are employee representatives who are eligible for the exemption provided by Rule 10A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

The Audit Committee independence requirements are similar to the Board independence requirements under applicable European and German corporate law and the GCGC. See the section above under “Director Independence Rules.” Nonetheless, SAP meets the NYSE Rules on audit committee independence applicable to foreign private issuers.

RULES ON NON-MANAGEMENT BOARD MEETINGS ARE DIFFERENT

Section 303 A.03 of the NYSE Rules stipulates that the non-management board of each listed issuer must meet at regularly scheduled executive sessions without the management. Under applicable European and German corporate law and the GCGC the Supervisory Board is entitled but not required to exclude Executive Board members from its meetings. The Supervisory Board exercises this right generally during its meetings.

RULES ON ESTABLISHING COMMITTEES DIFFER

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. Applicable European and German corporate law does not mandate the creation of specific supervisory board committees. The GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. SAP has the following committees, which are in compliance with the GCGC: General and Compensation Committee, Audit Committee, Strategy and Technology Committee, Finance and Investment Committee, Nomination Committee, Special Committee and People and Organization Committee (See “Item 10. Additional Information – Corporate Governance” for more information).

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

According to applicable European law, the German Stock Corporation Act and other applicable German laws, shareholder approval is required for a broad range of matters, such as amendments to the articles of association, certain significant corporate transactions (including inter-company agreements and material restructurings), the offering of stock options and similar equity compensation to its Executive Board members or its employees by a way of a conditional capital increase or by using treasury shares (including significant aspects of such an equity compensation plan as well as the exercise thresholds), the issuance of new shares, the authorization to purchase the corporation’s own shares, and other essential issues, such as transfers of all, or substantially all, of the assets of the stock corporation, including shareholdings in subsidiaries.

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

SPECIFIC CODE OF BUSINESS CONDUCT

NYSE Rules Section 303 A.10 requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers

Part II

Item 16G

and employees, and to disclose promptly any waivers of the code for directors or executive officers. Although not required under applicable European and German law, SAP has adopted a Code of Business Conduct, which is equally applicable to employees, managers and members of the Executive Board. SAP complies with the requirement to disclose the Code of Business Conduct and any waivers of the code with respect to directors and executive officers. See “Item 16B. Code of Ethics” for details.

Part III

Item 17, 18, 19

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-93.

The following are filed as part of this report:

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Financial Statements

•	Consolidated Income Statements for the years ended December 31, 2014, 2013, and 2012.
•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012.

•	Consolidated Statements of Financial Position as of December 31, 2014 and 2013.

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012.

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

•	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of May 21, 2014 (English translation).

2.1	Form of global share certificate for ordinary shares (English translation).

Certain instruments which define rights of holders of long-term debt of SAP SE and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SAP SE and its subsidiaries. SAP SE and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

4.1.2	Amended and Restated Deposit Agreement dated as of November 25, 2009 among SAP SE (formerly SAP AG), Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipts.(1)

4.9	Agreement and Plan of Merger dated as of September 18, 2014 by and among Concur Technologies, Inc., SAP America, Inc. and Congress Acquisition Corp.(2)

8	For a list of our subsidiaries see Note (34) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Luka Mucic, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Bill McDermott, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Luka Mucic, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

(1)	Incorporated by reference to Exhibit 99(A) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.

(2)	Incorporated by reference to Exhibit 2.1 to Concur Technologies, Inc.’s Current Report on Form 8-K filed on September 19, 2014.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE (Registrant)

By: /s/ BILL MCDERMOTT
Name: Bill McDermott Title: Chief Executive Officer

Dated: March 19, 2015

By: /s/ LUKA MUCIC
Name: Luka Mucic Title: Chief Financial Officer

Dated: March 19, 2015

SAP SE AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board of SAP SE:

We have audited the accompanying consolidated statements of financial position of SAP SE and subsidiaries (“SAP” or “the Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited SAP’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SAP’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SAP SE and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). Also in our opinion, SAP SE maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

/s/ KPMG AG
Wirtschaftsprüfungsgesellschaft

Mannheim, Germany

February 19, 2015

SAP SE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the years ended December 31,

	Notes	(Unaudited) 2014(1)	2014	2013	2012
		US$	€	€	€
		millions, unless otherwise stated
Cloud subscriptions and support		1,316	1,087	696	270
Software		5,323	4,399	4,516	4,658
Support		11,337	9,368	8,738	8,237
Software and support		16,660	13,767	13,254	12,895
Software and software-related service revenue		17,975	14,855	13,950	13,165
Professional services and other service revenue		3,274	2,706	2,865	3,058
Total revenue	(5)	21,250	17,560	16,815	16,223
Cost of software and software-related services	(6)	–3,502	–2,894	–2,629	–2,553
Cost of professional services and other services		–2,878	–2,379	–2,402	–2,520
Total cost of revenue		–6,380	–5,272	–5,031	–5,073
Gross profit		14,870	12,288	11,784	11,149
Research and development		–2,821	–2,331	–2,282	–2,261
Sales and marketing		–5,208	–4,304	–4,131	–3,912
General and administration		–1,079	–892	–866	–949
Restructuring	(7)	–153	–126	–70	–8
TomorrowNow and Versata litigation	(24)	–374	–309	31	–2
Other operating income/expense, net		5	4	12	23
Total operating expenses		–16,009	–13,230	–12,336	–12,181
Operating profit		5,240	4,331	4,479	4,041
Other non-operating income/expense, net	(9)	59	49	–17	–173
Finance income		154	127	115	103
Finance costs		–184	–152	–181	–175
Financial income, net	(10)	–30	–25	–66	–72
Profit before tax		5,270	4,355	4,396	3,796
Income tax TomorrowNow and Versata litigation		105	86	–8	0
Other income tax expense		–1,405	–1,161	–1,063	–993
Income tax expense	(11)	–1,300	–1,075	–1,071	–993
Profit after tax		3,969	3,280	3,325	2,803
attributable to owners of parent		3,969	3,280	3,326	2,803
attributable to non-controlling interests		0	0	–1	0
Earnings per share, basic (in €)	(12)	3.32	2.75	2.79	2.35
Earnings per share, diluted (in €)	(12)	3.32	2.74	2.78	2.35

(1)

The 2014 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2101 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2014.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the years ended December 31,

	Notes	2014	2013	2012
	€ millions
Profit after tax		3,280	3,325	2,803
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans	(19)	–30	16	–12
Income tax relating to items that will not be reclassified	(11)	7	–3	4
Other comprehensive income after tax for items that will not be reclassified to profit or loss		–23	13	–8
Items that will be reclassified subsequently to profit or loss	(21)
Exchange differences		1,165	–576	–214
Available-for-sale financial assets	(27)	128	60	13
Cash flow hedges	(26)	–38	0	63
Income tax relating to items that will be reclassified	(11)	31	–8	–20
Other comprehensive income after tax for items that will be reclassified to profit or loss		1,286	–524	–157
Other comprehensive income net of tax		1,263	–511	–165
Total comprehensive income		4,543	2,814	2,638
attributable to owners of parent		4,543	2,815	2,638
attributable to non-controlling interests		0	–1	0

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31,

	Notes	(Unaudited) 2014(1)	2014	2013
		US$	€	€
	millions
Cash and cash equivalents		4,027	3,328	2,748
Other financial assets	(13)	821	678	251
Trade and other receivables	(14)	5,239	4,330	3,864
Other non-financial assets	(15)	521	431	346
Tax assets		259	214	142
Total current assets		10,867	8,980	7,351
Goodwill	(16)	25,346	20,945	13,690
Intangible assets	(16)	5,576	4,608	2,954
Property, plant, and equipment	(17)	2,544	2,102	1,820
Other financial assets	(13)	1,235	1,021	607
Trade and other receivables	(14)	121	100	98
Other non-financial assets	(15)	199	164	107
Tax assets		280	231	172
Deferred tax assets	(11)	430	355	292
Total non-current assets		35,731	29,527	19,739
Total assets		46,597	38,507	27,091

Trade and other payables	(18)	1,218	1,007	850
Tax liabilities		410	339	433
Financial liabilities	(18)	3,099	2,561	748
Other non-financial liabilities	(18)	3,397	2,807	2,562
Provision TomorrowNow and Versata litigation	(24)	1	1	223
Other provisions		180	149	123
Provisions	(19)	181	150	346
Deferred income	(20)	2,034	1,681	1,408
Total current liabilities		10,339	8,544	6,347
Trade and other payables	(18)	66	55	45
Tax liabilities		449	371	319
Financial liabilities	(18)	10,867	8,980	3,758
Other non-financial liabilities	(18)	265	219	257
Provisions	(19)	181	149	132
Deferred tax liabilities	(11)	621	513	110
Deferred income	(20)	94	78	74
Total non-current liabilities		12,543	10,366	4,695
Total liabilities		22,882	18,909	11,043
Issued capital		1,487	1,229	1,229
Share premium		744	614	551
Retained earnings		22,165	18,317	16,258
Other components of equity		688	568	–718
Treasury shares		–1,482	–1,224	–1,280
Equity attributable to owners of parent		23,602	19,504	16,040
Non-controlling interests		114	94	8
Total equity		23,715	19,598	16,048
Total equity and liabilities	(21)	46,597	38,507	27,091

(1)

The 2014 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2101 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2014.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

as at December 31,

	Equity Attributable to Owners of Parent
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity			Treasury Shares	Total
				Exchange Differences	Available- for-Sale Financial Assets	Cash Flow Hedges			Non- Controlling Interests	Total Equity
					€ millions
Note reference	(21)	(21)	(21)	Statement of Comprehensive Income			(21)		(4)
January 1, 2012	1,228	419	12,448	–19	9	–27	–1,377	12,681	8	12,689
Profit after tax			2,803					2,803		2,803
Other comprehensive income			–8	–217	13	47		–165		–165
Comprehensive income			2,795	–217	13	47		2,638		2,638
Share-based payments		41						41		41
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments	1	14						15		15
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments		18					93	111		111
Other changes			2					2		2

December 31, 2012	1,229	492	13,934	–236	22	20	–1,337	14,125	8	14,133
Profit after tax			3,326					3,326	–1	3,325
Other comprehensive income			13	–584	60	0		–511		–511
Comprehensive income			3,339	–584	60	0		2,815	–1	2,814
Share-based payments		30						30		30
Dividends			–1,013					–1,013		–1,013
Reissuance of treasury shares under share-based payments		29					57	86		86

December 31, 2013	1,229	551	16,258	–820	82	20	–1,280	16,040	8	16,048
Profit after tax			3,280					3,280	0	3,280
Other comprehensive income			–23	1,186	128	–28		1,263		1,263
Comprehensive income			3,257	1,186	128	–28		4,543	0	4,543
Share-based payments		34						34		34
Dividends			–1,194					–1,194		–1,194
Reissuance of treasury shares under share-based payments		29					56	85		85
Additions from business combinations								0	86	86
Other changes			–4					–4	0	–4

December 31, 2014	1,229	614	18,317	366	210	–8	–1,224	19,504	94	19,598

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

for the years ended December 31,

	Notes	(Unaudited) 2014(1)	2014	2013	2012
		US$	€	€	€
		millions
Profit after tax		3,969	3,280	3,325	2,803
Adjustments to reconcile profit after tax to net cash flows provided by operating activities:
Depreciation and amortization	(16), (17)	1,222	1,010	951	863
Income tax expense	(11)	1,301	1,075	1,071	993
Financial income, net	(10)	30	25	66	72
Decrease/increase in sales and bad debt allowances on trade receivables		57	47	42	–25
Other adjustments for non-cash items		103	85	57	31
Decrease/increase in trade and other receivables		–346	–286	–110	–298
Decrease/increase in other assets		–416	–344	–131	–23
Decrease/increase in trade payables, provisions, and other liabilities		693	573	–176	420
Decrease/increase in deferred income		19	16	125	154
Cash outflows due to TomorrowNow and Versata litigation	(24)	–672	–555	–1	7
Interest paid		–157	–130	–159	–165
Interest received		71	59	67	92
Income taxes paid, net of refunds		–1,641	–1,356	–1,295	–1,102
Net cash flows from operating activities		4,234	3,499	3,832	3,822
Business combinations, net of cash and cash equivalents acquired		–7,697	–6,360	–1,160	–6,068
Cash payments for derivative financial instruments related to business combinations		–135	–111	0	–26
Total cash outflows for business combinations, net of cash and cash equivalents acquired	(4)	–7,832	–6,472	–1,160	–6,094
Purchase of intangible assets and property, plant, and equipment		–892	–737	–566	–541
Proceeds from sales of intangible assets or property, plant, and equipment		56	46	55	39
Purchase of equity or debt instruments of other entities		–1,101	–910	–1,531	–1,022
Proceeds from sales of equity or debt instruments of other entities		1,008	833	1,421	1,654
Net cash flows from investing activities		–8,761	–7,240	–1,781	–5,964
Dividends paid	(22)	–1,445	–1,194	–1,013	–1,310
Purchase of treasury shares	(22)	0	0	0	–53
Proceeds from reissuance of treasury shares		62	51	49	90
Proceeds from issuing shares (share-based payments)		0	0	0	15
Proceeds from borrowings		9,079	7,503	1,000	5,778
Repayments of borrowings		–2,495	–2,062	–1,625	–4,714
Net cash flows from financing activities		5,201	4,298	–1,589	–194
Effect of foreign currency rates on cash and cash equivalents		28	23	–191	–152
Net decrease/increase in cash and cash equivalents		702	580	271	–2,488
Cash and cash equivalents at the beginning of the period	(22)	3,325	2,748	2,477	4,965
Cash and cash equivalents at the end of the period	(22)	4,027	3,328	2,748	2,477

(1)

The 2014 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2101 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2014.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	General Information about Consolidated Financial Statements

The accompanying Consolidated Financial Statements of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2014. There were no standards or interpretations impacting our Consolidated Financial Statements for the years ended December 31, 2014, 2013, and 2012, that were effective but not yet endorsed. Therefore our Consolidated Financial

Statements comply with both IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU.

With effect from July 7, 2014, SAP AG was converted to a European Company (Societas Europaea, SE), and since this date, that company’s legal name is SAP SE.

Our Executive Board approved the Consolidated Financial Statements on February 19, 2015, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2)	Scope of Consolidation

The following table summarizes the changes in the number of entities included in the Consolidated Financial Statements.

Entities Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2012	22	245	267
Additions	1	24	25
Disposals	–1	–19	–20
December 31, 2013	22	250	272
Additions	2	56	58
Disposals	–2	–41	–43
December 31, 2014	22	265	287

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are due to mergers and liquidations of legal entities.

(3)	Summary of Significant Accounting Policies

(3a)	Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

•	Derivative financial instruments, available-for-sale financial assets, and liabilities for cash-settled share-based payments are measured at fair value.

•	Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates.

•	Post-employment benefits are measured according to IAS 19 (Employee Benefits) as described in Note (19a).

Where applicable, information about the methods and assumptions used in determining the respective measurement bases is disclosed in the Notes specific to that asset or liability.

(3b)	Relevant Accounting Policies

Reclassifications

We have modified the revenue section of our consolidated income statement to emphasize the combination of our cloud business and our core on-premise business. With this modification, only the order and subtotals were changed; the content of line items remained unchanged. Software and software-related service revenue now starts with the line item cloud subscriptions and support and is followed by line items software and support of our on-premise activities. The software and cloud subscriptions subtotal was deleted and a new sum for software and support was added. Comparative amounts for prior periods presented have been reclassified accordingly to conform to the current presentation.

Additionally, we have changed the classification of the expenses resulting from the Versata litigation in our consolidated income statements from cost of software and software-related services to the TomorrowNow litigation line item and renamed this line item to TomorrowNow and Versata litigation. Prior-year amounts have been adjusted accordingly (2013: €31 million, 2012: –€2 million). We believe that this reclassification helps the comparability of our ongoing operating performance across periods. For more information about this litigation, see Note (24).

We have reclassified our provisions for share-based payments from other provisions to other non-financial liabilities. Prior year amounts (December 31, 2013: €445 million) have been reclassified accordingly. We believe that a classification as other non-financial liabilities reflects the substance of this particular liability more appropriately than a classification under other provisions.

Starting from 2014, we present cash payments for derivative financial instruments related to business combinations separately in our consolidated statement of cash flows. Prior year amounts (2013: €0 million; 2012: €26 million) have been reclassified accordingly. This reclassification improves the transparency of the cash flows for business combinations.

Business Combinations and Goodwill

We decide on a transaction-by-transaction basis whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are accounted as expense in the periods in which the costs are incurred and the services are received, with the expense being classified as general and administration expense.

Foreign Currencies

Income and expenses and operating cash flows of our foreign subsidiaries that use a functional currency other than the euro are translated at average rates of exchange computed on a monthly basis. Exchange differences resulting from foreign currency transactions are recognized in other non-operating income/expense, net.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

		Closing Rate as at December 31		Annual Average Exchange Rate
Equivalent to €1		2014	2013	2014	2013	2012
U.S. dollar	USD	1.2141	1.3791	1.3198	1.3301	1.2862
Pound sterling	GBP	0.7789	0.8337	0.8037	0.8482	0.8104
Japanese yen	JPY	145.23	144.72	140.61	130.21	103.05
Swiss franc	CHF	1.2024	1.2276	1.2132	1.2302	1.2055
Canadian dollar	CAD	1.4063	1.4671	1.4645	1.3710	1.2843
Australian dollar	AUD	1.4829	1.5423	1.4650	1.3944	1.2419

Revenue Recognition

Classes of Revenue

We derive our revenue from fees charged to our customers for (a) the use of our hosted cloud offerings, (b) licenses to our on-premise software products and (c) support, consulting, customer-specific on-premise software development arrangements, training, and other services.

Software and software-related service revenue, as presented in our Consolidated Income Statements, is the sum of our cloud subscriptions and support revenue, our software revenue and our support revenue.

•	Revenue from cloud subscriptions and support represents fees earned from providing customers with:

•

Software-as-a-Service (SaaS), that is, a right to use software functionality in a cloud-based-infrastructure (hosting) provided by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to run it on the customer’s own IT infrastructure or by a third party hosting provider without significant penalty, or

•	Additional premium support beyond the regular support which is embedded in the basic cloud subscription fees, or

•

Hosting services and related application management services for software hosted by SAP, where the customer has the right to terminate the hosting contract and take possession of the software at any time without significant penalty.

•

Software revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises (on-premise software). Software revenue includes revenue from both, the sale of our standard software products and customer-specific on-premise software development agreements.

•

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

Professional services and other service revenue as presented in our Consolidated Income Statements is the sum of our consulting revenue and other service revenue.

•

Revenue from consulting contracts primarily represents fees earned from providing customers with consulting services which primarily relate to the installation and configuration of our cloud subscriptions and on-premise software products.

•

Revenue from other services mainly represents fees earned from providing customers with training services, and messaging services (primarily transmission of electronic text messages from one mobile phone provider to another).

We account for out-of-pocket expenses invoiced by SAP and reimbursed by customers as cloud subscription and support, support, consulting, or other service revenue, depending on the nature of the service for which the out-of-pocket expenses were incurred.

Timing of Revenue Recognition

We do not start recognizing revenue from customer arrangements before evidence of an arrangement exists and the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If a customer is specifically identified as a bad debtor, we stop recognizing revenue from the customer except to the extent of the fees that have already been collected.

Cloud subscription and support revenue is recognized as the services are performed. Where a periodical fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur.

Revenue from the sale of perpetual licenses of our standard on-premise software products is recognized upon delivery of the software, that is, when the customer has access to the software. Occasionally, we license on-premise software for a specified period of time. Revenue from short-term time-based licenses, which usually include support services during the license period, is recognized ratably over the license term. Revenue from multi-year time-based licenses that include support services, whether separately priced or not, is recognized ratably over the license term unless a substantive support service renewal rate exists; if this is the case, the amount allocated to the delivered software is recognized as software revenue based on the residual method once the basic criteria described above have been met.

In general, our on-premise software license agreements do not include acceptance-testing provisions. If an arrangement allows for customer acceptance-testing of the software, we defer revenue until the earlier of customer acceptance or when the acceptance right lapses.

We usually recognize revenue from on-premise software arrangements involving resellers on evidence of sell-through by the reseller to the end-customer, because the inflow of the economic benefits associated with the arrangements to us is not probable before sell-through has occurred.

Software revenue from customer-specific on-premise software development agreements that qualify for revenue recognition by reference to the stage of completion of the contract activity is recognized using the percentage-of-completion method based on contract costs incurred to date as a percentage of total estimated contract costs required to complete the development work.

On-premise software subscription contracts combine software and support service elements, as under these contracts the customer is provided with current software products, rights to receive unspecified future software products, and rights to product support during the on-premise software subscription term. Typically, customers pay a periodic fee for a defined subscription term, and we recognize such fees ratably over the term of the arrangement beginning with the delivery of the first product. Revenue from on-premise software subscription contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

On-premise software rental contracts also combine software and support service elements. Under such contracts, the customer is provided with current software products and product support, but not with the right to receive unspecified future software products. Customers typically pay a periodic fee over the rental term. We recognize fees from software rental contracts ratably over the term of the arrangement. Revenue from rental contracts is allocated to the software revenue and support revenue line items in our Consolidated Income Statements.

We recognize support revenue based on our performance under the support arrangements. Under our major support services, our performance obligation is to stand ready to provide technical product support and to provide unspecified updates, upgrades and enhancements on a when-and-if-available basis. For these support services, we recognize revenue ratably over the term of the support arrangement.

We recognize professional services and other service revenue as the services are rendered. Usually, our consulting contracts do not involve significant production, modification, or customization of software and the related revenue is recognized as the services are provided using the percentage-of-completion method of accounting. For messaging services, we measure the progress of service rendering based on the number of messages successfully processed and delivered except for fixed-price messaging arrangements, for which revenue is recognized ratably over the contractual term of the arrangement.

Measurement of Revenue

Revenue is recognized net of returns and allowances, trade discounts, and volume rebates.

Our contributions to resellers that allow our resellers to execute qualified and approved marketing activities are recognized as an offset to revenue, unless we obtain a separate identifiable benefit for the contribution and the fair value of that benefit is reasonably estimable.

Multiple-Element Arrangements

We combine two or more customer contracts with the same customer and account for the contracts as a single contract if the contracts are negotiated as a package or otherwise linked. Thus, the majority of our contracts that contain cloud offerings or on-premise software also include other goods or services (multiple-element arrangements).

We account for the different goods and services promised under our customer contracts as separate units of account (distinct deliverables) unless:

•	The contract involves significant production, modification, or customization of the cloud subscription or on-premise software and

•	The services are not available from third-party vendors and are therefore deemed essential to the cloud subscription or on-premise software.

Goods and services that do not qualify as distinct deliverables are combined into one unit of account (combined deliverables).

The portion of the transaction fee allocated to one distinct deliverable is recognized in revenue separately under the policies applicable to the respective deliverable. For combined deliverables consisting of cloud offerings or on-premise software and other services the allocated portion of the transaction fee is recognized using the percentage-of-completion method, as outlined above, or over the cloud subscription term, if applicable, depending on which service term is longer.

We allocate the total transaction fee of a customer contract to the distinct deliverables under the contract based on their fair values. The allocation is done relative to the distinct deliverables’ individual fair values unless the residual method is applied as outlined below. Fair value is determined by company-specific objective evidence of fair value which is the price charged consistently when that element is sold separately or, for elements not yet sold separately, the price established by our management if it is probable that the price will not change before the element is sold separately. Where company-specific objective evidence of fair value and third-party evidence of selling price cannot be established due to lacking stand-alone sales or lacking pricing consistency, we determine the fair value of a distinct deliverable by estimating its stand-alone selling price. Company-specific objective evidence of fair value and estimated stand-alone selling prices (ESP) for our major products and services is determined as follows:

•

We derive the company-specific objective evidence of fair value for our renewable support services from the rates charged to renew the support services annually after an initial period. Such renewal rates generally represent a fixed percentage of the discounted software license fee charged to the customer. The majority of our customers renew their annual support service contracts at these rates.

•

Company-specific objective evidence of fair value can generally not be established for our cloud subscriptions. ESP for these offerings is determined based on the rates agreed with the individual customers to apply if and when the subscription arrangement renews. We determine ESP by considering multiple factors which include, but are not limited to, the following:

i)	substantive renewal rates contained within an arrangement for cloud subscription deliverables; and

ii)	gross margin objectives and internal costs for services.

•

For our on-premise software offerings company-specific objective evidence of fair value can generally not be established and representative stand-alone selling prices are not discernible from past transactions. We therefore apply the residual method to multiple-element arrangements that include on-premise software. Under this method, the transaction fee is allocated to all undelivered elements in the amount of their respective fair values and the remaining amount of the arrangement fee is allocated to the delivered element. With this policy we have considered the guidance provided by FASB ASC Subtopic 985-605 (Software Revenue Recognition), where applicable, as authorized by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).

We consider FASB ASC 985-605 in our accounting for options that entitle the customer to purchase, in the future, additional on-premise software. We allocate revenue to future incremental discounts whenever customers are granted a material right, that is, the right to license additional on-premise software at a higher discount than the one given within the initial software license arrangement, or to purchase or renew services at rates below the fair values established for these services. We also consider whether future purchase options included in arrangements for cloud subscription deliverables constitute a material right.

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

We have determined that the conditions for recognizing internally generated intangible assets from our software development activities are not met until shortly before the products are available for sale. Development costs incurred after the recognition criteria are met have not been material. Consequently, research and development costs are expensed as incurred.

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

Accounting for Uncertainties in Income Taxes

We recognize current and deferred tax liabilities or assets for uncertainties in income taxes according to IAS 12 based on our best estimate of the most likely amount if it is probable that we will have to pay the amount to, or recover the amount from, the tax authorities, assuming that the tax authorities will examine the amounts reported to them and have full knowledge of all relevant information.

Share-Based Payments

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The respective expenses are recognized as employee benefits expenses and classified in our consolidated income statements according to the activities that the employees owning the awards perform.

We grant our employees discounts on certain share-based payments. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the rights are granted.

Where we hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as employee benefits expenses in profit or loss. The fair values for hedging instruments are based on market data reflecting current market expectations.

For more information about our share-based payments, see Note (28).

Financial Assets

Our financial assets comprise cash and cash equivalents (highly liquid investments with original maturities of three months or less), loans and receivables, acquired equity and debt investments, and derivative financial instruments (derivatives) with positive fair values. They are classified as loans and receivables, available-for-sale financial assets, and financial assets at fair value through profit or loss including only those that are held for trading, as we do not designate financial assets at fair value through profit or loss.

Regular way purchases and sales of financial assets are recorded at the trade date.

All financial assets not accounted for at fair value through profit or loss are assessed for impairment at each reporting date or if we become aware of objective evidence of impairment as a result of one or more events that indicate that the carrying amount of the asset may not be recoverable. Objective evidence includes but is not limited to a significant or prolonged decline of the fair value below its carrying amount, a high probability of insolvency, or a material breach of contract by the issuer such as a significant delay or a shortfall in payments due. Impairment losses in the amount of the difference between an asset’s carrying amount and the present value of the expected future cash flows or current fair value, respectively, are recognized in Financial income, net. For available-for-sale financial assets which are non-derivative financial assets that are not assigned to loans and receivables or financial assets at fair value through profit or loss, impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Such allowance accounts are always presented together with the accounts containing the asset’s cost in other financial assets. Account balances are charged off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

Income/expenses and gains/losses on financial assets consist of impairment losses and reversals, interest income and expenses, dividends, and gains and losses from the disposal of such assets.

Derivatives

Derivatives Not Designated as Hedging Instruments

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IAS 39. To hedge currency risks inherent in foreign-currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

In addition, we occasionally have contracts which contain foreign currency embedded derivatives to be accounted for separately.

Derivatives Designated as Hedging Instruments

We use derivatives to hedge foreign currency risk or interest rate risk and designate them as cash flow or fair value hedges if they qualify for hedge accounting under IAS 39. The accounting for changes in fair value of the hedging instrument depends on the type of the hedge and the effectiveness of the hedging relationship. For more information about our hedges, see Note (25).

a)	Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions and interest rate risk on variable rate financial liabilities.

With regard to foreign currency risk, hedge accounting relates to the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges, while gains and losses on the interest element and on those time values excluded from the hedging relationship as well as the ineffective portion of gains or losses are recognized in profit or loss.

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

Other Non-Financial Assets

Other non-financial assets are recorded at amortized cost. We capitalize sales commissions (direct and incremental costs incurred when obtaining a contract are considered to be contract cost) related to cloud and subscription deals as part of our capitalized contract cost. Those assets are amortized over the non-cancelable contract term to match them with the respective revenue stream.

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

All our purchased intangible assets other than goodwill have finite useful lives. They are initially measured at acquisition cost and subsequently amortized either based on expected usage or on a straight-line basis over their estimated useful lives ranging from two to 20 years.

Amortization for acquired in-process research and development project assets starts when the projects are complete and the developed software is taken to the market. We typically amortize these intangibles over five to seven years.

Amortization expenses of intangible assets are classified as cost of software and software-related services, cost of professional services and other services, research and development, sales and marketing, and general and administration depending on their use.

Property, Plant, and Equipment

Property, plant, and equipment are carried at acquisition cost plus the fair value of related asset retirement costs if any and if reasonably estimable, and less accumulated depreciation. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets’ estimated useful lives.

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

Impairment of Goodwill and Non-Current Assets

The recoverable amount of goodwill is estimated each year at the same time. The goodwill impairment test is performed at the level of our operating segment since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

Impairment losses are presented in other operating income/expense, net in profit or loss.

Liabilities

Financial Liabilities

Financial liabilities include trade and other payables, bank loans, issued bonds, private placements and other financial liabilities which comprise derivative and non-derivative financial liabilities. They are classified as financial liabilities at amortized cost and at fair value through profit or loss. The latter include only those financial liabilities that are held for trading, as we do not designate financial liabilities at fair value through profit or loss.

Expenses and gains/losses on financial liabilities consist of interest expense, and gains and losses from the disposal of such liabilities. Interest expense is recognized based on the effective interest method.

Post-Employment Benefits

The discount rates used in measuring our post-employment benefit assets and liabilities are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments. The assumptions used to calculate pension liabilities and costs are disclosed in Note (19a). Net interest expense and other expenses related to defined benefit plans are recognized in employee expenses.

Since our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may become a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost.

Deferred Income

Deferred income is recognized as cloud subscription and support revenue, software revenue, support revenue, consulting revenue, or other service revenue, depending on the reasons for the deferral, once the basic applicable revenue recognition criteria have been met. These criteria are met, for example, when the services are performed or when the discounts that relate to a material right granted in a purchase option are applied.

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

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

•	Revenue recognition

•	Valuation of trade receivables

•	Accounting for share-based payments

•	Accounting for income tax

•	Accounting for business combinations

•	Subsequent accounting for other intangibles

•	Determination of operating segments

•	Accounting for legal contingencies

•	Recognition of internally generated intangible assets from development

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board.

Revenue Recognition

As described in the Revenue Recognition section of Note (3b), we do not recognize revenue before the amount of revenue can be measured reliably,

and collection of the related receivable is probable. The determination of whether the amount of revenue can be measured reliably or whether the fees are collectible is inherently judgmental as it requires estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. The timing and amount of revenue recognition can vary depending on what assessments have been made.

The application of the percentage-of-completion method requires us to make estimates about total revenue, total cost to complete the project, and the stage of completion. The assumptions, estimates, and uncertainties inherent in determining the stage of completion affect the timing and amounts of revenue recognized. If we do not have a sufficient basis to measure the progress of completion or to estimate the total contract revenue and costs, revenue recognition is limited to the amount of contract costs incurred. The determination of whether a sufficient basis to measure the progress of completion exists is judgmental. Changes in estimates of progress towards completion and of contract revenue and contract costs are accounted for as cumulative catch-up adjustments to the reported revenue for the applicable contract.

In the accounting for our multiple-element arrangements we have to determine the following:

•	Which contracts with the same customer are to be accounted for as one single contract

•	Which deliverables under one contract are distinct and thus to be accounted for separately

•	How to allocate the total arrangement fee to the distinct deliverables of one contract

The determination of whether different contracts with the same customer are to be accounted for as one contract is highly judgmental, as it requires us to evaluate whether the contracts are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two contracts are accounted for separately or as one single contract.

Under a multiple-element arrangement including a cloud subscription, or on-premise software, and other deliverables, we do not account for the cloud subscription, or on-premise software, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the cloud subscription, or on-premise software. The determination whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

In the area of allocating the transaction fee to the different deliverables under the respective customer contract judgment is required in the determination of an appropriate fair value measurement which may impact the timing and amount of revenue recognized depending on the following:

•	Whether an appropriate measurement of fair value can be demonstrated for undelivered elements.

•	The approaches used to establish fair value.

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Valuation of Trade Receivables

As described in the Trade and Other Receivables section in Note (3b), we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible is inherently judgmental and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience, too, is highly judgmental, as history may not be indicative of future development. Changes in our estimates about the allowance for doubtful accounts could materially impact the reported assets and expenses in our financial statements, and our profit could be adversely affected if actual credit losses exceed our estimates.

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

For the purpose of determining the estimated fair value of our stock options, we believe expected volatility is the most sensitive assumption. Regarding future payout under the plans, the price of SAP’s shares will be the most relevant factor. The fair values of the Restricted Share Units (RSUs) granted under our Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI) 2015 depend on SAP’s share price directly after the announcement of the preliminary fourth quarter and full-year results for the last financial year of the respective performance period under the EPP (three-year holding period under the LTI 2015), and thus may be significantly above or below the budgeted amounts. Changes in these factors could significantly affect the estimated fair values as calculated by the option-pricing model, and the future payout. For more information about these plans, see Note (28).

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

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax assets to be utilized. This assessment requires management judgment, estimates, and assumptions. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on expectations of market conditions and other facts and circumstances. Any adverse change to the underlying facts or our estimates and assumptions could require us to reduce the carrying amount of our net deferred tax assets.

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

Subsequent Accounting for Other Intangibles

As described in the Intangible Assets section in Note (3b), all our intangible assets other than goodwill have finite useful lives. Consequently, the depreciable amount of the intangible assets is amortized on a systematic basis over their useful lives. Judgment is required in determining the following:

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

In making impairment assessments for our intangible assets, the outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding future cash flow projections and economic risks, which are complex and require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including changes in our business strategy, our internal forecasts, and an estimate of our weighted average cost of capital. Due to these factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using the discounted cash flow method. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect our financial position and profit.

Determination of Operating Segments

Significant judgment was involved in the determination that SAP’s structure, after the reorganization in 2014, does not include units that meet the definition of an operating segment and that consequently SAP only has a single operating segment.

Accounting for Legal Contingencies

As described in Note (24), we are currently involved in various claims and legal proceedings. We review the status of each significant matter not less frequently than each quarter and assess our potential financial and business exposures related to such matters. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

•	Determining whether an obligation exists

•	Determining the probability of outflow of economic benefits

•	Determining whether the amount of an obligation is reliably estimable

•	Estimating the amount of the expenditure required to settle the present obligation

Due to uncertainties relating to these matters, provisions are based on the best information available at the time.

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Such revisions to our estimates of the potential obligations could have a material impact on our financial position and profit. For further information about legal contingencies, see Notes (19b) and (24).

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

(3d)	New Accounting Standards Adopted in the Current Period

No new accounting standards adopted in 2014 had a material impact on our Consolidated Financial Statements.

(3e)	New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

•

On May 12, 2014, the IASB published amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets). The amendments become mandatory for the Group’s 2016 Consolidated Financial Statements and clarify that – in general – the use of revenue-based methods to calculate the depreciation/amortization is not appropriate (this presumption, however, can be rebutted in certain limited circumstances for intangibles). We have not yet completed the determination of the impact on our Consolidated Financial Statements.

•

On May 28, 2014, the IASB issued IFRS 15 (Revenue from Contracts with Customers). The standard becomes effective in fiscal year 2017 with earlier application permitted. We are in the early stage of an analysis of the impact of the standard on our Consolidated Financial Statements. This impact could be material, in particular in the areas of allocating revenue to the different performance obligations under one contract and the timing of revenue recognition. The standard foresees different alternative approaches for the adoption of the new guidance. We have not yet taken a decision which of these alternatives we intend to apply.

•

On July 24, 2014, the IASB issued the fourth and final version of IFRS 9 (Financial Instruments), which will be applicable in fiscal year 2018. The new guidance is expected to mainly impact the classification and measurement of financial assets and will result in additional disclosures. We have not yet completed the determination of the impact on our Consolidated Financial Statements.

(4)	Business Combinations

In 2014, we concluded the following business combinations:

Acquired Businesses

	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Fieldglass, Inc., Chicago, Illinois, USA	Provider of SaaS solution to organizations to procure and manage their flexible workforces	Share Deal	100%	May 2, 2014

SeeWhy, Inc., Boston, Massachusetts, USA	Provider of behavioral marketing software	Share Deal	100%	June 13, 2014

Concur Technologies, Inc., Bellevue, Washington, USA	Provider of integrated travel and expense management solutions	Share Deal	100%	December 4, 2014

We acquire businesses in specific areas of strategic interest to us, particularly to broaden our product and service portfolio.

The initial accounting for the Concur business combination is incomplete because the acquisition occurred only shortly before the end of the fiscal year. The initial accounting for the other business combinations entered into in 2014 is incomplete because we are still obtaining the information necessary to identify and measure tax-related assets and liabilities of the acquired businesses. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as of December 31, 2014.

The businesses acquired in 2014 contributed €91 million (thereof €39 million from Concur) to the 2014 cloud subscription and support revenue.

The acquisition-related costs incurred totaled €22 million for our 2014 business combinations, all of which were recognized in general and administration expense.

Prior year acquisitions are described in the Consolidated Financial Statements in the 2013 Annual Report.

Acquisition of Concur

We announced on September 18, 2014, that SAP and Concur Technologies, Inc. (NSDQ: CNQR), a leading provider of integrated cloud-based travel and expense management solutions, had entered into an agreement under which SAP would acquire Concur.

On December 4, 2014, following satisfaction of applicable regulatory and other approvals, we acquired 100% of the shares of Concur. SAP paid US$129 per share, representing consideration transferred of approximately US$7.7 billion.

The acquisition of Concur affects comparability of our 2014 Consolidated Financial Statements with our 2013 and 2012 Consolidated Financial Statements.

Financial Impact as of the Acquisition Date

€ millions	Concur Consideration Transferred
Cash paid	6,181
Liabilities Incurred	13
Total consideration transferred	6,194

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Concur, as of the acquisition date.

Recognized Amounts of Identifiable Assets Acquired and Liabilities Assumed

€ millions	Concur Contribution
Cash and cash equivalents	552
Other financial assets	107
Trade and other receivables	124
Other non-financial assets	86
Property, plant, and equipment	37
Intangible assets	1,702
Thereof acquired technology	442
Thereof customer relationship and other intangibles	1,247
Customer relationship	1,201
Other intangible assets	46
Thereof software and database licenses	13
Total identifiable assets	2,608
Trade payables	64
Financial liabilities	1,133
Current and deferred tax liabilities	441
Provisions and other non-financial liabilities	40
Deferred income	58
Total identifiable liabilities	1,736
Total identifiable net assets	872
Acquired non-controlling interests at fair value	86
Goodwill	5,408
Total consideration transferred	6,194

In general, the goodwill arising from the acquisitions consists largely of the synergies and the know-how and technical skills of the acquired businesses’ workforces.

By combining Concur’s solutions with SAP products we expect to enable our customers to drive operating efficiencies, collaboration, and real-time data sharing across all major spend categories. Concur goodwill is attributed to expected synergies from the acquisition, particularly in the following areas:

•	Cross-selling opportunities to existing SAP customers across all regions using SAP’s sales organization

•	Combining Concur products and SAP products to deliver a world-class employee experience

•	Improved profitability in Concur sales and operations

Valuation of Trade Receivables Acquired

€ millions	Concur Trade Receivables
Gross carrying amount	129
Allowance for doubtful accounts	5
Fair value of receivables	124

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Concur business acquired in 2014 since the acquisition date included in the consolidated income statements for the reporting period are as follows:

Impact on SAP’s Financials

€ millions	2014 as Reported	Contribution of Concur
Revenue	17,560	45
Profit after tax	3,280	–9

Had Concur been consolidated as of January 1, 2014, our estimated pro forma revenue for the reporting period would have been €18,040 million, and pro forma profit after tax would have been €3,146 million.

These amounts were calculated after applying the Company’s accounting policies and after adjusting the results for Concur to reflect material effects from, for example:

•	Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment and intangible assets had been applied from January 1, 2014

•	The impact of fair value adjustments on deferred revenue on a full-year basis

•	The borrowing costs on the funding levels and debt/equity position of the Company after the business combination

•	Employee benefits, such as share-based compensation

•	Capitalization of sales commissions

•	Transaction expenses incurred as part of the acquisition

•	Related tax effects

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative either of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

(5)	Revenue

For detailed information about our revenue recognition policies, see Note (3).

Professional services and other service revenue comprises the following:

Professional Services and Other Service Revenue

€ millions	2014	2013	2012
Consulting	2,095	2,242	2,442
Other services	611	623	616
Professional services and other service	2,706	2,865	3,058

The item includes professional services and other service revenue related to our cloud offerings of €222 million in 2014 (2013: €170 million, 2012: €92 million).

For revenue information by geographic region, see Note (29).

Revenue from construction-type contracts (contract revenue) is mainly included in software revenue and consulting revenue depending on the type of project. In 2014, contract revenue of €285 million was recognized for all our construction projects (2013: €261 million, 2012: €241 million). The status of our construction projects in progress at the end of the reporting period accounted for under IAS 11 (Construction Contracts) was as follows:

Construction Projects in Progress

€ millions	2014	2013	2012
Aggregate cost recognized (multi-year)	201	221	255
Recognized result (+ profit/– loss; multi-year)	92	87	2
Advance payments received	7	26	3
Gross amounts due from customers	0	3	7
Gross amounts due to customers	24	38	19
Loss provisions	6	3	34

(6)	Cost of Software and Software-Related Services

The item includes cost of cloud subscriptions and support revenue of €481 million in 2014 (2013: €314 million, 2012: €199 million).

(7)	Restructuring

Restructuring expenses were as follows:

Restructuring Expenses

€ millions	2014	2013	2012
Employee-related restructuring expenses	119	57	6
Facility-related restructuring expenses	7	13	2
Restructuring expenses	126	70	8

For further information on our restructuring plans, see Note (19b).

If not presented separately, these expenses would break down as follows:

Restructuring Expenses by Functional Area

€ millions	2014	2013	2012
Cost of software and software-related services	9	12	0
Cost of professional services and other services	24	14	7
Research and development	24	0	0
Sales and marketing	41	29	1
General and administration	28	15	0
Restructuring expenses	126	70	8

(8)    Employee Benefits Expense and Headcount

Employee Benefits Expense

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	2014	2013	2012
Salaries	6,319	5,997	5,726
Social security expense	916	857	777
Share-based payment expense	290	327	522
Pension expense	211	212	190
Employee-related restructuring expense	119	57	6
Termination benefits outside of restructuring plans	22	39	65
Employee benefits expense	7,877	7,489	7,286

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans as described in Note (19a). Expenses for local state pension plans are included in social security expense.

Number of Employees

On December 31, 2014, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as follows:

Number of Employees

	December 31, 2014				December 31, 2013				December 31, 2012
Full-time equivalents	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total	EMEA1)	Americas	Asia Pacific Japan	Total
Software and software-related services	5,953	3,983	5,138	15,074	4,859	2,861	3,541	11,261	4,559	2,628	3,364	10,551
Professional services and other services	7,291	4,304	3,044	14,639	7,177	4,406	3,047	14,629	7,020	4,399	2,840	14,259
Research and development	9,049	3,974	5,885	18,908	8,806	3,630	5,367	17,804	8,952	3,672	5,388	18,012
Sales and marketing	7,069	7,288	3,611	17,969	6,346	6,437	3,041	15,824	5,697	6,220	2,982	14,899
General and administration	2,436	1,643	944	5,023	2,424	1,445	697	4,566	2,243	1,383	660	4,286
Infrastructure	1,542	879	373	2,794	1,380	790	318	2,488	1,286	821	308	2,415
SAP Group (December 31)	33,340	22,071	18,995	74,406	30,993	19,568	16,011	66,572	29,757	19,123	15,542	64,422
Thereof acquisitions	814	2,890	1,831	5,535	511	571	29	1,111	791	2,987	1,038	4,816
SAP Group (months’ end average)	31,821	19,797	16,725	68,343	30,238	19,418	15,752	65,409	29,009	17,619	14,506	61,134

1)	Europe, Middle East, Africa

Allocation of Share-Based Payment Expense

The allocation of expense for share-based payments, net of the effects from hedging these instruments, to the various operating expense items is as follows:

Share-Based Payments

€ millions	2014	2013	2012
Cost of software and software-related services	33	40	42
Cost of professional services and other services	48	61	104
Research and development	71	90	125
Sales and marketing	76	96	123
General and administration	62	40	127
Share-based payments	290	327	522
Thereof cash-settled share-based payments	193	240	450
Thereof equity-settled share-based payments	96	87	72

For more information about our share-based payments, see Note (28).

(9)    Other Non-Operating Income/Expense, Net

Other non-operating income/expense, net was as follows:

Other Non-Operating Income/Expense, Net

€ millions	2014	2013	2012
Foreign currency exchange gain/loss, net	71	4	–154
Thereof from financial assets/liabilities at fair value through profit or loss	83	–75	–102
Thereof from loans and receivables	–219	184	–32
Thereof from financial liabilities at amortized cost	226	–105	–20
Thereof from non-financial assets/liabilities	–13	0	2
Miscellaneous other non-operating income	3	1	4
Miscellaneous other non-operating expense	–25	–22	–23
Other non-operating income/expense, net	49	–17	–173

(10)  Financial Income, Net

Financial income, net was as follows:

Financial Income, Net

€ millions	2014	2013	2012
Finance income	127	115	103
Finance costs	–152	–181	–175
Thereof interest expense from financial liabilities at amortized cost	–93	–131	–130
Financial income, net	–25	–66	–72

(11)	Income Tax

Income tax expense for the years ended December 31 is attributable to the following regions:

Tax Expense According to Region

€ millions	2014	2013	2012
Current tax expense
Germany	770	836	700
Foreign	422	326	506
Total current tax expense	1,192	1,162	1,206
Deferred tax expense/income
Germany	84	51	–11
Foreign	–201	–142	–202
Total deferred tax income	–117	–91	–213
Total income tax expense	1,075	1,071	993

Income tax expense for the years ended December 31 comprised the following components:

Major Components of Tax Expense

€ millions	2014	2013	2012
Current tax expense/income
Tax expense for current year	1,168	1,249	1,173
Taxes for prior years	24	–87	33
Total current tax expense	1,192	1,162	1,206
Deferred tax expense/income
Origination and reversal of temporary differences	–126	–168	–266
Unused tax losses, research and development tax credits and foreign tax credits	9	77	53
Total deferred tax income	–117	–91	–213
Total income tax expense	1,075	1,071	993

Profit before tax for the years ended December 31 consisted of the following:

Profit Before Tax

€ millions	2014	2013	2012
Germany	3,338	3,126	2,460
Foreign	1,017	1,270	1,336
Total	4,355	4,396	3,796

The following table reconciles the expected income tax expense computed by applying our combined German tax rate of 26.43% (2013: 26.41%; 2012: 26.47%) to the actual income tax expense. Our 2014 combined German tax rate includes a corporate income tax rate of 15.00% (2013: 15.00%; 2012: 15.00%), plus a solidarity surcharge of 5.5% (2013: 5.5%; 2012: 5.5%) thereon, and trade taxes of 10.60% (2013: 10.58%; 2012: 10.64%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2014	2013	2012
Profit before tax	4,355	4,396	3,796
Tax expense at applicable tax rate of 26.43% (2013: 26.41%; 2012: 26.47%)	1,151	1,161	1,005
Tax effect of:
Foreign tax rates	–117	–116	–114
Non-deductible expenses	63	158	111
Tax exempt income	–86	–146	–169
Withholding taxes	111	87	71
Research and development and foreign tax credits	–41	–41	–29
Prior-year taxes	–10	–113	15
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	41	60	31
Other	–37	21	72
Total income tax expense	1,075	1,071	993
Effective tax rate in %	24.7	24.4	26.2

Deferred tax assets and liabilities on a gross basis as at December 31 are attributable to the following items:

Recognized Deferred Tax Assets and Liabilities

€ millions	2014	2013
Deferred tax assets
Intangible assets	104	87
Property, plant, and equipment	18	18
Other financial assets	12	7
Trade and other receivables	53	48
Pension provisions	87	78
Share-based payments	107	105
Other provisions and obligations	403	303
Deferred income	75	42
Carryforwards of unused tax losses	707	521
Research and development and foreign tax credits	85	65
Other	172	149
Total deferred tax assets	1,823	1,423
Deferred tax liabilities
Intangible assets	1,218	693
Property, plant, and equipment	53	52
Other financial assets	494	330
Trade and other receivables	69	32
Pension provisions	4	6
Share-based payments	3	1
Other provisions and obligations	120	107
Deferred income	11	6
Other	9	14
Total deferred tax liabilities	1,981	1,241
Total deferred tax assets/liabilities, net	–158	182

The deferred tax assets and deferred tax liabilities, especially on intangible assets, net operating loss carryforwards, and other financial assets,

increased mainly because of our business combinations in 2014.

Deferred tax assets have not been recognized in respect of the following items for the years ended December 31:

Items Not Resulting in a Deferred Tax Asset

€ millions	2014	2013	2012
Unused tax losses
Not expiring	140	68	49
Expiring in the following year	62	43	6
Expiring after the following year	908	525	517
Total unused tax losses	1,110	636	572
Deductible temporary differences	96	178	202
Unused research and development and foreign tax credits
Not expiring	32	25	32
Expiring in the following year	0	1	0
Expiring after the following year	22	1	36
Total unused tax credits	54	27	68

€567 million (2013: €421 million; 2012: €367 million) of the unused tax losses relate to U.S. state tax loss carryforwards.

Current income tax payments were reduced by €71 million in 2014 (2013: €0 million; 2012: €4 million) due to the TomorrowNow and Versata litigation.

We have not recognized a deferred tax liability on approximately €8.87 billion (2013: €7.07 billion)

for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

The proposed dividend payment of €1.10 per share for the year ended December 31, 2014, will not have any effects on the income tax of SAP SE.

Total income tax including the items charged or credited directly to share premium and other comprehensive income for the years ended December 31 consists of the following:

Total Income Tax

€ millions	2014	2013	2012
Income tax recorded in profit	1,075	1,071	993
Income tax recorded in share premium	–3	–5	–4
Income tax recorded in other comprehensive income that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	–7	3	–4
Income tax recorded in other comprehensive income that will be reclassified to profit and loss
Cash flow hedges	–10	0	17
Exchange differences	–21	8	3
Total	1,034	1,077	1,005

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are mainly in dispute with the German and the Brazilian tax authorities. The German dispute is in respect of intercompany financing matters while the Brazilian dispute is in respect of license fee deductibility. In both cases, we expect that we will need to initiate litigation to prevail. For both of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expenses and penalties) of approximately €871 million in total.

(12)	Earnings per Share

Restricted shares (the bonus shares in the Share Matching Plan discussed in Note (28) below) granted to employees under our share-based payments are included in the diluted earnings per share calculations to the extent they have a dilutive effect.

Earnings per share for the years ended December 31 was calculated as follows:

Earnings per Share

€ millions, unless otherwise stated	2014	2013	2012
Profit attributable to equity holders of SAP SE	3,280	3,326	2,803
Issued ordinary shares1)	1,229	1,229	1,229
Effect of treasury shares1)	–34	–35	–37
Weighted average shares outstanding, basic1)	1,195	1,193	1,192
Dilutive effect of share-based payments1)	3	2	1
Weighted average shares outstanding, diluted1)	1,197	1,195	1,193
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	2.75	2.79	2.35
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	2.74	2.78	2.35

(1)	Number of shares in millions

(13)	Other Financial Assets

Other financial assets as at December 31 were as follows:

Other Financial Assets

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	173	286	459	90	243	333
Debt investments	40	0	40	38	0	38
Equity investments	1	596	597	0	322	322
Available-for-sale financial assets	41	596	637	38	322	360
Derivatives	464	90	554	123	6	129
Investments in associates	0	49	49	0	36	36
Total	678	1,021	1,699	251	607	858

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in pension assets for which the corresponding liability is included in employee-related obligations (see Note (19b)), other receivables, and loans to employees and third parties. The majority of our loans and other financial receivables are concentrated in the United States.

As at December 31, 2014, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information on financial risk and the nature of risk, see Note (25).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of financial and non-financial corporations and municipalities and equity investments in listed and unlisted securities.

These available-for-sale financial assets are denominated in the following currencies:

Currencies of Available-for-Sale Financial Assets

€ millions	2014	2013
Euros	77	51
U.S. dollars	542	305
Other	18	4
Total	637	360

For more information on fair value measurement with regard to our equity investments, see Note (27).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (26).

(14)	Trade and Other Receivables

Trade and other receivables as at December 31 were as follows:

Trade and Other Receivables

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	4,241	1	4,242	3,801	14	3,815
Other receivables	89	99	188	63	84	147
Total	4,330	100	4,430	3,864	98	3,962

The carrying amounts of our trade receivables as at December 31 are as follows:

Carrying Amounts of Trade Receivables

€ millions	2014	2013
Gross carrying amount	4,428	3,953
Sales allowances charged to revenue	–134	–96
Allowance for doubtful accounts charged to expense	–52	–42
Carrying amount trade receivables, net	4,242	3,815

The changes in the allowance for doubtful accounts charged to expense were immaterial in all periods presented.

The aging of trade receivables as at December 31 was:

Aging of Trade Receivables

€ millions	2014	2013
Not past due and not individually impaired	3,349	3,054
Past due but not individually impaired
Past due 1-30 days	345	330
Past due 31-120 days	339	258
Past due 121-365 days	118	120
Past due over 365 days	16	13
Total past due but not individually impaired	818	721
Individually impaired, net of allowances	75	40
Carrying amount of trade receivables, net	4,242	3,815

For more information about financial risk and how we manage it, see Notes (25) and (26).

(15)	Other Non-Financial Assets

Other Non-Financial Assets

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	207	66	273	179	57	236
Other tax assets	101	0	101	92	0	92
Capitalized contract cost	90	99	188	55	50	105
Miscellaneous other assets	33	0	33	20	0	20
Total	431	164	595	346	107	453
Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties.

(16)	Goodwill and Intangible Assets

Goodwill and Intangible Assets

€ millions	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2013	13,288	533	1,778	3,054	18,653
Foreign currency exchange differences	–345	–2	–40	–95	–482
Additions from business combinations	842	2	192	182	1,218
Other additions	0	43	0	0	43
Retirements/disposals	0	–18	–1	–105	–124
December 31, 2013	13,785	558	1,929	3,036	19,308
Foreign currency exchange differences	1,247	15	160	297	1,719
Additions from business combinations	6,012	16	540	1,312	7,880
Other additions	0	86	0	2	88
Retirements/disposals	0	–4	–42	–3	–49
December 31, 2014	21,044	671	2,587	4,644	28,946
Accumulated amortization
January 1, 2013	96	335	843	953	2,227
Foreign currency exchange differences	–1	–2	–20	–22	–45
Additions amortization	0	51	249	303	603
Retirements/disposals	0	–17	–1	–105	–123
December 31, 2013	95	367	1,071	1,129	2,662
Foreign currency exchange differences	4	7	73	81	165
Additions amortization	0	78	255	282	615
Retirements/disposals	0	–4	–42	–3	–49
December 31, 2014	99	448	1,357	1,489	3,393
Carrying amount
December 31, 2013	13,690	191	858	1,907	16,646
December 31, 2014	20,945	223	1,230	3,155	25,553

The additions, other than from business combinations, to software and database licenses in 2014 and 2013 were individually acquired from third parties and include cross-license agreements and patents.

We carry the following significant intangible assets:

Significant Intangible Assets

€ millions, unless otherwise stated	Carrying Amount		Remaining Useful Life (in years)
	2014	2013
Business Objects – Customer relationships: Maintenance	126	150	7 to 10
Sybase – Acquired technologies	149	225	1 to 2
Sybase – Customer relationships: Maintenance	418	466	8
SuccessFactors – Acquired technologies	184	206	5
SuccessFactors – Customer relationships: Subscription	402	383	12
Ariba – Acquired technologies	166	186	6
Ariba – Customer relationships	516	480	11 to 13
hybris – Acquired technologies	128	159	6
hybris – Customer relationships	136	137	3 to 13
Fieldglass – Acquired technologies	96	0	8
Concur – Acquired technologies	445	0	7
Concur – Customer relationships	1,233	0	16 to 20
Total significant intangible assets	3,999	2,392

Goodwill Impairment Testing

SAP had a single operating segment in 2014 (in 2013, we had four).

Single Segment

We determined the recoverable amount for our single segment based on fair value less costs of disposal using market capitalization derived from public quotations of SAP stock. We believe that no reasonably foreseeable change in the price of SAP stock would cause the carrying amount of our single operating segment to exceed its recoverable amount.

Unallocated Goodwill

The unallocated goodwill of €5,533 million relates to the acquisition of Concur. Since the Concur acquisition was executed very close to December 31, 2014, the impact of the acquisition on our segment structure had not yet been decided at year-end 2014 and an impairment test on this goodwill had not been carried out. We therefore considered whether there were factors that could indicate signs of impairment, including preliminary business plans of the acquired business. In our view, the calculations that were based on trading and transaction multiples of benchmark companies comparable to the business for this recent acquisition represent the best estimate of fair value. The data gathered for the benchmark companies was obtained from publicly available information. Analysis of these factors did not reveal any indications of impairment. For more information about the acquisition, see Note (4).

(17)	Property, Plant, and Equipment

Property, Plant, and Equipment

€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
December 31, 2013	903	873	44	1,820
December 31, 2014	1,010	1,050	42	2,102

Total additions (other than from business combinations) amounting to €629 million (2013: €545 million) relate primarily to the replacement and purchase of computer hardware and vehicles acquired in the normal course of business and investments in data centers.

(18)  Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities

(18a) Trade and Other Payables

Trade and other payables as at December 31 were as follows:

Trade and Other Payables

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade payables	756	0	756	640	0	640
Advance payments received	112	0	112	80	0	80
Miscellaneous other liabilities	138	55	193	130	45	175
Trade and other payables	1,007	55	1,061	850	45	895

Miscellaneous other liabilities include mainly deferral amounts for free rent periods and liabilities related to government grants.

(18b) Financial Liabilities

Financial liabilities as at December 31 were as follows:

Financial Liabilities

			2014					2013
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
€ millions	Current	Non- Current	Current	Non- Current	Total	Current	Non- Current	Current	Non- Current	Total
Bonds	631	4,000	630	3,998	4,628	500	1,800	500	1,791	2,291
Private placement transactions	247	1,936	247	1,948	2,195	86	1,922	86	1,891	1,977
Bank loans	1,279	3,000	1,277	2,985	4,261	0	0	0	0	0
Financial debt	2,157	8,936	2,154	8,931	11,085	586	3,722	586	3,682	4,268
Derivatives	NA	NA	287	46	333	NA	NA	97	72	169
Other financial liabilities	NA	NA	120	4	124	NA	NA	65	4	69
Financial liabilities			2,561	8,980	11,542			748	3,758	4,506

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 1.77% in 2014, 2.48% in 2013, and 2.87% in 2012.

For an analysis of the contractual cash flows of our financial liabilities based on maturity, see Note (25). For information on the risk associated with our financial liabilities, see Note (26). For information on fair values, see Note (27).

Bonds

As at December 31, we had outstanding bonds with the following terms:

Bonds

	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
Eurobond 1 – 2010	2014	99.755%	2.50% (fix)	2.64%	€500	0	500
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.58%	€500	490	499
Eurobond 5 – 2012	2015	99.791%	1.00% (fix)	1.17%	€550	549	547
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.27%	€750	778	745
Eurobond 7 – 2014	2018	100.000%	0.381% (var.)	0.43%	€750	748	0
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%	€1,000	992	0
Eurobond 9 – 2014	2027	99.284%	1.75% (fix)	1.86%	€1,000	990	0
Eurobonds						4,547	2,291
Other bonds					US$98	81	0
Bonds						4,628	2,291

Since September 2012, we have used a debt issuance program to issue bonds in a number of tranches in different currencies. Currently, this program has a total volume of €6 billion.

In November 2012 and in November 2014, we issued bonds under the program as shown in the table above. At the reporting date, a volume of €1.95 billion (2013: €4 billion) is available for new bond issuances.

All our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Our other bonds were originally issued by Concur in 2010 and 2013. The majority of these notes were settled shortly after the acquisition of Concur and the remainder of US$98 million is expected to be settled in the first quarter 2015.

Private Placement Transactions

Our private placement transactions have the following terms:

Private Placements

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
German promissory note
Tranche 3 – 2009	2014	4.92% (fix)	4.98%	€ 86	0	86
U.S. private placements
Tranche 1 – 2010	2015	2.34% (fix)	2.40%	US$ 300	247	216
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$ 200	161	145
Tranche 3 – 2011	2016	2.77% (fix)	2.82%	US$ 600	494	434
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$ 150	121	108
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$ 242.5	197	175
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$ 290	238	206
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$ 444.5	372	313
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$ 323	277	225
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$ 100	88	69
Private placements					2,195	1,977

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Bank Loans

As at December 31, we had outstanding bank loans with the following terms:

Bank Loans

	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount on 12/31/2014 (in € millions)	Carrying Amount on 12/31/2013 (in € millions)
Concur term loan - Facility A	2015	0.272% (var.)	1.64%	€1,270	1,268	0
Concur term loan - Facility B	2017	0.532% (var.)	0.98%	€3,000	2,984	0
Other loans				INR 637	9	0
Bank loans					4,261	0

Other Financial Liabilities

Our other financial liabilities mainly comprise liabilities for accrued interest.

(18c) Other Non-Financial Liabilities

Other non-financial liabilities as at December 31 were as follows:

Other Non-Financial Liabilities

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	1,979	122	2,101	1,775	112	1,887
Share-based payments liabilities	289	97	387	299	146	445
Other taxes	539	0	539	488	0	488
Other non-financial liabilities	2,807	219	3,026	2,562	257	2,819

Other employee-related liabilities mainly relate to vacation accruals, bonus and sales commission accruals, as well as employee-related social security obligations.

For more information about our share-based payments, see Note (28).

Other taxes comprise mainly payroll tax liabilities and value-added tax liabilities.

(19)	Provisions

Provisions as at December 31 were as follows:

Provisions

	2014			2013
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Pension plans and similar obligations (see Note (19a))	2	87	89	2	62	64
Other provisions (see Note (19b))	148	62	210	344	70	414
Total	150	149	299	346	132	478

(19a) Pension Plans and Similar Obligations

Defined Benefit Plans

The measurement dates for our domestic and foreign benefit plans are December 31.

The following table shows the present value of the nature of the benefits provided by the defined benefit obligations:

Nature of the Benefits

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2014	2013	2014	2013	2014	2013	2014	2013
Present value of defined benefit obligation
Benefits based on final salary
Annuity	18	14	0	2	0	0	18	16
Lump sum	0	0	6	5	37	25	43	30
Benefits not based on final salary
Annuity	48	40	234	189	0	1	282	230
Lump sum	714	574	36	35	9	8	759	617
Total	780	628	276	231	46	34	1,102	893

Present value of the defined benefit obligations (DBOs) and the fair value of the plan assets with a reconciliation of the funded status to net amounts as at December 31 were as follows:

Present Value of the DBO and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2014	2013	2014	2013	2014	2013	2014	2013
Present value of the DBO	780	628	276	231	46	34	1,102	893
Thereof fully or partially funded plans	780	628	239	196	26	20	1,045	844
Thereof unfunded plans	0	0	37	35	20	14	57	49
Fair value of the plan assets	767	623	234	201	13	11	1,014	835
Net defined benefit liability (asset)	13	5	43	30	33	23	89	58
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current other financial assets	0	0	0	6	0	0	0	6
Current provisions	0	0	–2	–2	0	0	–2	–2
Non-current provisions	–13	–5	–41	–34	–33	–23	–87	–62
Total	–13	–5	–43	–30	–33	–23	–89	–58

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions

	Domestic Plans			Foreign Plans			Other Post- Employment Plans
Percent	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	2.2	3.6	3.3	1.1	2.1	1.9	4.2	5.2	4.8
Future salary increases	2.5	2.5	2.5	1.7	1.7	1.8	3.8	4.7	4.2
Future pension increases	2.0	2.0	2.0	0.0	0.0	0.0	0.0	0.0	0.0
Employee turnover	2.0	2.0	2.0	10.1	9.9	9.5	1.3	2.5	2.3
Inflation	0.0	0.0	0.0	1.3	1.3	1.3	1.3	1.1	1.1

The sensitivity analysis table shows how the present value of all defined benefit obligations would have been influenced by reasonable possible changes to above actuarial assumptions. The sensitivity analysis table presented below considers change in one actuarial assumption at a time, holding all other actuarial assumptions constant. The reasonable possible change in actuarial assumptions of 50 basis points in either direction, except for discount rate, would not materially influence the present value of all defined benefit obligations.

Sensitivity Analysis

	Domestic Plans		Foreign Plans		Other Post- Employment Plans		Total
€ millions	2014	2013	2014	2013	2014	2013	2014	2013
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	725	585	259	217	44	32	1,028	834
Discount rate was 50 basis points lower	840	675	296	246	49	36	1,185	957

The components of total expense of defined benefit pension plans for the years 2014, 2013, and 2012 recognized in operating expense were as follows:

Total Expense of Defined Benefit Pension Plans

	Domestic Plans			Foreign Plans			Other Post- Employment Plans			Total
€ millions	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Current service cost	3	7	–2	16	15	15	6	3	3	25	25	16
Interest expense	22	19	21	5	4	8	2	1	1	29	24	30
Interest income	–23	–20	–22	–5	–4	–7	–1	–1	–1	–29	–25	–30
Past service cost	0	0	0	0	1	0	0	0	0	0	1	0
Total expense	3	6	–3	16	16	16	7	4	3	26	26	16
Actual return on plan assets	133	10	106	10	9	15	1	1	1	144	20	122

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies. Our investment strategies for foreign benefit plans vary according to the conditions in the country in which the respective benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. Although our policy is to invest in a risk-diversified portfolio consisting of a mix of assets, both the defined benefit obligation and plan assets can fluctuate over time which exposes the Group to actuarial and market (investment) risks. Depending on the statutory requirements in each country, it might be necessary to reduce the underfunding by addition of liquid assets. To minimize these actuarial and market fluctuations, SAP reviews relevant financial factors for appropriateness and reasonableness and makes modifications to eliminate certain effects when considered necessary.

Our plan asset allocation as at December 31, 2014, and December 31, 2013, was as follows:

Plan Asset Allocation

	2014		2013
€ millions	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Asset category
Equity investments	75	0	48	0
Corporate bonds	60	0	65	0
Government bonds	1	0	0	0
Real estate	31	0	33	0
Insurance policies	0	780	0	632
Cash and cash equivalents	41	0	34	0
Others	27	0	23	0
Total	234	780	203	632

Our expected contribution in 2015 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 14 years as at December 31, 2014, and 15 years as at December 31, 2013.

The table below presents the maturity analysis of the benefit payments:

Maturity Analysis

	Domestic Plans		Foreign Plans		Other Post- Employment Plans
€ millions	2014	2013	2014	2013	2014	2013
Less than a year	10	8	23	20	2	1
Between 1-2 years	17	9	40	36	2	2
Between 2-5 years	56	58	58	53	6	5
Over 5 years	983	989	195	205	17	64
Total	1,066	1,064	316	314	27	72

Defined Contribution Plans/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or the amount of contributions made by employees. Furthermore, in Germany and some other countries we make contributions to public pension plans that are operated by national or local government or a similar institution. The expenses of defined contribution plans and state plans for the years 2014, 2013, and 2012, were as follows:

Total Expense of Defined Contribution Plans and State Plans

€ millions	2014	2013	2012
Defined contribution plans	188	182	173
State plans	360	316	296
Total expense	548	498	469

(19b) Other Provisions

Changes in other provisions over the reporting year were as follows:

Other Provisions

€ millions	1/1/2014	Addition	Accretion	Utili- zation	Release	Currency Impact	12/31/2014
Employee-related provisions	52	70	5	–74	–7	1	47
Customer-related provisions	36	115	0	–113	–2	2	39
TomorrowNow and Versata litigation	223	331	0	–555	–23	25	1
Other intellectual property-related litigation	12	2	0	–3	–1	1	11
Intellectual property-related provisions	235	333	0	–558	–24	26	12
Restructuring provisions	33	137	0	–102	–11	2	59
Onerous contract provisions (other than from customer contracts)	33	0	2	–11	–2	2	24
Other provisions	24	7	0	–2	–1	1	29
Total other provisions	414	662	7	–859	–47	34	210
Thereof current	344						148
Thereof non-current	70						62

Intellectual property-related provisions relate to litigation matters. Customer-related provisions relate primarily to disputes with individual customers. The expense from customer-related provisions was almost completely offset by insurance proceeds. Both classes of provision are described in Note (24).

In 2014, we established a restructuring plan to execute a number of organizational changes triggered by our new cloud and simplification strategy. Restructuring provisions primarily include personnel costs which result from severance payments for employee terminations and contract termination costs, including those relating to the termination of lease contracts.

Prior year restructuring provisions relate to restructuring activities incurred in connection with the organizational changes in sales and go-to-market in the EMEA and North America regions as well as the integration of Sybase employees into our global finance and administration organization and the integration of the business activities of Crossgate. For more details, see Note (7). The cash outflows associated with employee-related restructuring costs are substantially short-term in nature. The timing of the cash flows associated with facility-related provisions is dependent on the remaining term of the associated lease.

(20)	Deferred Income

Deferred income consists mainly of prepayments made by our customers for cloud subscriptions, support services and consulting services; fees from multiple element arrangements allocated to undelivered elements; and amounts recorded in purchase accounting at fair value for obligations to perform under acquired support contracts in connection with acquisitions.

As at December 31, 2014, current deferred income included a total of €690 million in deferred revenue (December 31, 2013: €443 million), which in the future will be recognized as revenue from cloud subscriptions and support.

(21)	Total Equity

Issued Capital

As at December 31, 2014, SAP SE had issued 1,228,504,232 no-par value bearer shares (December 31, 2013: 1,228,504,232) with a calculated nominal value of €1 per share. Upon conversion of the Company into an SE, all shares of SAP AG became shares of SAP SE. All the shares issued are fully paid. The following table shows the changes in the number and the value of issued shares and treasury shares in millions.

Change in Issued Capital and Treasury Shares

	Number of Shares in Millions		Value in € Millions
	Issued Capital	Treasury Shares	Issued Capital	Treasury Shares
January 1, 2012	1,228	–38	1,228	–1,377
Issuing shares under share-based payments	1	0	1	0
Purchase of treasury shares	0	–1	0	–53
Reissuance of treasury shares under share-based payments	0	2	0	93
December 31, 2012	1,229	–37	1,229	–1,337
Reissuance of treasury shares under share-based payments	0	2	0	57
December 31, 2013	1,229	–35	1,229	–1,280
Reissuance of treasury shares under share-based payments	0	2	0	56
December 31, 2014	1,229	–33	1,229	–1,224

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

•

Up to a total amount of approximately €30 million by issuing new no-par value bearer shares against contributions in cash or in kind until June 7, 2015 (Authorized Capital III). The new shares may only be used to grant shares to employees of SAP SE and its subsidiaries (employee shares). The shareholders’ subscription rights are excluded.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2014, €100 million, representing 100 million shares, was still available for issuance (2013: €100 million).

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items:

Items Recognized in Other Comprehensive Income That will be Reclassified to Profit or Loss Before Tax

€ millions	2014	2013	2012
Gains (losses) on exchange differences	1,165	–576	–214
Gains (losses) on remeasuring available-for-sale financial assets	130	79	33
Reclassification adjustments on available-for-sale financial assets	–2	–19	–20
Available-for-sale financial assets	128	60	13
Gains (losses) on cash-flow hedges	–41	78	21
Reclassification adjustments on cash-flow hedges	3	–78	42
Cash-flow hedges	–38	0	63

Treasury Shares

By resolution of SAP SE’s General Meeting of Shareholders held on June 4, 2013, the authorization granted by the General Meeting of Shareholders of June 8, 2010, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before June 3, 2018, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Dividends

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2014, the Executive Board intends to propose that a dividend of €1.10 per share (that is, an estimated total dividend of €1,315 million), be paid from the profits of SAP SE.

Dividends per share for 2013 and 2012 were €1.00 and €0.85 respectively and were paid in the succeeding year.

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

After undergoing an external credit rating process, on September 19, 2014, SAP SE was assigned a first-time long-term issuer credit rating of “A2” by Moody’s and “A” by Standard & Poor’s, both with outlook “Stable”.

Capital Structure

	2014		2013		Change (in %)
	€ millions	% of Total equity and liabilities	€ millions	% of Total equity and liabilities
Equity	19,598	51	16,048	59	22
Current liabilities	8,544	22	6,347	23	35
Non-current liabilities	10,366	27	4,695	17	121
Liabilities	18,909	49	11,043	41	71
Total equity and liabilities	38,507	100	27,091	100	42

In 2014, we took out a two-tranche bank loan of €4,270 million in total and issued a three-tranche Eurobond of €2,750 million in total with maturities of four to twelve years to finance the acquisition of Concur. In addition, we took a €500 million short-term bank loan for the acquisition of Fieldglass and repaid it in the same year. We also repaid a €500 million Eurobond and the last tranche of the promissory notes amounting to €86 million. Thus, the ratio of total financial debt to total equity and liabilities increased by 13 percentage points to 29% at the end of 2014 (16% as at December 31, 2013).

Total financial debt consists of current and non-current bank loans, bonds and private placements. For more information about our financial debt, see Note (18).

As part of our financing activities, the Company intends to repay a €550 million Eurobond as well as a US$300 million U.S. private placement tranche when they mature in 2015. Furthermore, we are planning to repay a substantial portion of our outstanding bank loans.

We will consider issuing new debt, such as bonds or U.S. private placements, to refinance existing bank loans or to cover additional capital needs.

While we continuously monitor the ratios presented in and below the table above, our main focus is on the management of our net liquidity position as outlined in the following table:

Group Liquidity of SAP Group

€ millions	2014	2013	Change
Cash and cash equivalents	3,328	2,748	580
Current investments	95	93	2
Group liquidity	3,423	2,841	582
Current financial debt	–2,157	–586	–1,571
Net liquidity 1	1,266	2,255	–989
Non-current financial debt	–8,936	–3,722	–5,214
Net liquidity 2	–7,670	–1,467	–6,203

Distribution Policy

Our general intention is to remain in a position to return excess liquidity to our shareholders by distributing annual dividends and potentially repurchasing shares. The amount of future dividends and the extent of future repurchases of shares will be balanced with our effort to maintain an adequate liquidity position.

In 2014, we distributed €1,194 million in dividends from our 2013 profit (compared to €1,013 million in 2013 and €1,310 million in

2012 related to 2012 and 2011 profit, respectively), representing €1.00 per share. Aside from the distributed dividend, in 2012 we also returned €53 million to our shareholders by repurchasing our own shares.

As a result of our equity-settled share-based payments transactions (as described in Note (28)) we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or issuing ordinary shares. For more information about contingent capital, see Note (21).

(23)	Other Financial Commitments

Other Financial Commitments

Our other financial commitments as at December 31, 2014, and 2013, were as follows:

Other Financial Commitments

€ millions	2014	2013
Operating leases	1,332	1,204
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	111	80
Other purchase obligations	748	390
Purchase obligations	859	470
Capital contribution commitments	77	34
Total	2,268	1,708

Our operating leases relate primarily to the lease of office space, hardware, and vehicles, with remaining non-cancelable lease terms between less than one and 34 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities and to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, and other third-

party agreements. Historically, the majority of such purchase obligations have been realized.

SAP invests and holds interests in other entities. As of December 31, 2014, total commitments to such equity investments amounted to €123 million (2013: €62 million) of which €46 million had been drawn (2013: €28 million). By investing in such equity investments, we are exposed to the risks inherent in the business segments in which these funds choose to invest contributed funds. Our maximum exposure to loss is the amount invested plus unavoidable future capital contributions.

Commitments as at December 31, 2014, were as follows:

Other Financial Commitments

€ millions	Operating Leases	Purchase Obligations	Capital Contribution Commitments
Due 2015	262	479	77
Due 2016–2019	729	318	0
Due thereafter	341	62	0
Total	1,332	859	77

Our rental and operating lease expenses were €291 million, €273 million, and €277 million for the years 2014, 2013, and 2012, respectively.

(24)	Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers’ being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as of December 31, 2014, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions recorded for these claims and lawsuits as of December 31, 2014, are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Among the claims and lawsuits are the following classes:

Intellectual Property-related Litigation and Claims

Intellectual property-related litigation and claims comprise cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

The carrying amount of the provisions recorded for intellectual property-related litigation and claims and the change in the carrying amount in the reporting period are disclosed in Note (19b). The expected timing of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable as it depends generally on the duration of the legal proceedings and settlement negotiations required to resolve them. Uncertainties about the amounts result primarily from the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as of December 31, 2014 and 2013. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts and not material to our consolidated financial statements. Only a few cases (specifically the TomorrowNow and the Versata litigation) ultimately resulted in a significant cash outflow, as described below.

Individual cases of intellectual property-related litigation and claims comprise:

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc., and SAP America’s parent company SAP SE (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit sought injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars. The trial was held in November 2010. Prior to trial, SAP SE, SAP America and TomorrowNow stipulated to liability for certain claims and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment, which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount was also subject to post-judgment interest, which accrues from the time judgment was entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a)	Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs,” the court dismissed that damage claim based on a pretrial motion, but Oracle had the right to appeal that dismissal.

b)	During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c)	During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d)	During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties filed respective notices of appeal; ultimately, SAP did not pursue an appeal, and instead defended the district court’s judgment. On appeal, Oracle sought three forms of relief: (1) reinstatement of the November 2010 US$1.3 billion verdict; (2) as a first alternative, a new trial at which Oracle may again seek hypothetical license damages (based in part on evidence of alleged saved development costs) plus SAP’s alleged infringer’s profits without any deduction of expenses (Oracle did not put a number on its claim for the requested new trial); and (3) as a second alternative, increase of the remittitur (alternative to new trial) to US$408.7 million (versus the US$272 million Oracle had previously rejected). The hearing was held on May 13, 2014. On August 29, 2014, the appeals court issued its decision affirming the district court’s judgment and rejecting Oracle’s request to reinstate the November 2010 jury verdict or allow it to seek hypothetical license damages at any new trial. The appeals court did order an increase in the remittitur (as an alternative to new trial) to US$356.7 million, as opposed to the US$408.7 million Oracle requested. In mid-November, 2014, Oracle made its election to accept the remittitur. On November 14, 2014, the trial judge entered final judgment and the civil case was closed. Payment to Oracle of US$359 million was made on November 25, 2014.

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

Both parties appealed to the U.S. Court of Appeals for the Federal Circuit. The appeal hearing occurred in February 2013 and a decision was issued on May 1, 2013. The three-judge panel ruled in Versata’s favor on infringement and damages, leaving both fully intact. The past damages verdict stood at approximately

US$390 million. Regarding the injunction, the court ruled that the injunction was too broad, stating that SAP should be able to provide maintenance or additional seats for prior customers of the infringing products, so long as the maintenance or the additional seat does not involve, or allow access to, the “enjoined capability” where enjoined capability is defined as the capability to execute a pricing procedure using hierarchical access of customer and product data. SAP filed a petition seeking rehearing by the three-judge panel that issued this decision and/or by the entire appeals court. The appeals court requested that Versata respond to SAP’s petition no later than July 29, 2013. In August 2013, the appeals court denied SAP’s request for rehearing and issued its mandate passing jurisdiction to the district court.

Separately, SAP filed a petition with the United States Patent and Trademark Office (USPTO) challenging the validity of the asserted Versata patent. In January 2013, the USPTO granted SAP’s request to reconsider the validity of Versata’s patent and instituted the relevant procedure (transitional post grant review). A decision was issued in June 2013 rendering all challenged patent claims (including all the patent claims SAP was found to have infringed) unpatentable. Versata filed with the USPTO a request seeking reconsideration of the decision on six different grounds. The USPTO invited SAP to file an opposition responding to two of the six grounds. On September 13, 2013, the USPTO denied Versata’s request for reconsideration. In November, 2013, Versata sought appeals court review of the USPTO decision. The hearing on appeal occurred on December 3, 2014. A decision on appeal is expected in 2015.

In June 2013, following the determination of unpatentability, SAP filed a request with the appeals court to stay the litigation pending review of the USPTO decision. That request was denied in early July 2013.

In December 2013, SAP filed with the United States Supreme Court a petition for a writ of certiorari to review the decisions of the appeals court. That petition was denied in January 2014. Immediately thereafter, Versata requested that the District Court dismiss its remaining claims for injunctive and equitable relief. The District Court granted that request and deemed the previously entered judgment final. On that same day, SAP requested that the District Court vacate the judgment or stay the litigation, based on the USPTO decision declaring Versata’s patent claims unpatentable. Versata requested an order requiring SAP to pay the judgment. In April 2014, the District Court denied SAP’s motion to vacate the judgment or stay the litigation. SAP filed an appeal seeking review of that district court decision. On motion by Versata, the appeals court dismissed SAP’s appeal in June 2014. On June 30, 2014, SAP filed a motion with the appeals court to stay issuance of its mandate. That motion was denied. SAP subsequently requested from the U.S. Supreme Court a temporary stay for the purpose of the Court considering a petition for a writ of certiorari. That request was denied. Versata’s request for an order requiring SAP to pay the judgment remained undecided at the District Court. In August 2014, Versata and SAP entered into a Patent License and Settlement Agreement (the “Agreement”) to settle the existing patent litigation between the companies. Under the terms of the Agreement, Versata will license to SAP certain patents in exchange for a one-time cash payment and a potential additional contingent payment. The Agreement also provides for general releases, indemnification for its violation, and dismisses the existing litigation with prejudice.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP (including its subsidiary Sybase), IBM, and many other defendants. TecSec alleged that SAP’s and Sybase’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings were stayed against all defendants pending a decision from the U.S. Supreme Court on SAP’s and other defendants’ request for review. Supreme Court review was declined in June 2014. The lawsuit has resumed at the district court but only with respect to one defendant. The lawsuit against SAP and Sybase remains stayed.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of six reexaminations filed with the USPTO. In September 2013, the USPTO issued a decision on four of the six reexaminations, invalidating every claim of each of the four patents. SAP is awaiting a decision on the two remaining reexamination requests. In response to SAP’s patent Declaratory Judgment action, Wellogix has re-asserted trade secret misappropriation claims against SAP (which had previously been raised and abandoned). The court granted SAP’s motion for an early dispositive decision on the trade secret claims, but Wellogix has asked the court to reconsider its decision and we are awaiting the court’s decision on the reconsideration motion.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleged that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce sought unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP of the method claims of the patent and invalidity of the system claims. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012. SAP also filed a reexamination request with the USPTO to invalidate elcommerce’s patent. On September 23, 2013, the USPTO issued a decision invalidating the patent. elcommerce sought rehearing from the USPTO, but that request was denied in March, 2014. The Federal Circuit appeals court also issued a decision in February, 2014, confirming that SAP did not infringe some claims of the elcommerce patent, but reversing the district court’s decision of invalidity of the patent. SAP has asked the Federal Circuit court to reconsider its invalidity decision. In June 2014, elcommerce and SAP jointly moved to dismiss the appeal on the Federal Circuit court. The legal dispute is thus closed.

Customer-related Litigation and Claims

Customer-related litigation and claims include cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights. Occasionally, consulting or software implementation projects result in disputes with customers. Where customers are dissatisfied with the products and services that we have delivered to them in routine consulting contracts or development arrangements, we may grant functions or performance guarantees.

The carrying amount of the provisions recorded for customer-related litigation and claims and the development of the carrying amount in the reporting period are disclosed in Note (19b). The expected timing or amounts of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims outlined above.

Non-Income Tax-related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €95 million. We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about income tax-related litigation risks, see Note (11).

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

In addition, the Intellectual Property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of the IP holders with the highest royalty volume is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, the Brazilian real, and the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity. However, we were exposed to a cash flow risk from the consideration to be paid in U.S. dollars for the acquisition of Concur and Fieldglass in 2014 and hybris in 2013 as the funds were provided through our free cash and acquisition term loans, both mostly generated in euros. For more information, see Note (26).

b) Interest Rate Risk

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

As at December 31, 2014, our liquidity was mainly invested in time deposits with fixed yields, and money market instruments with variable yields, held as cash equivalents and current and non-current investments. Since most of the fixed yield time deposits held at year-end have short maturities, they do not expose us to a substantial fair value interest rate risk. However, we are exposed to a cash flow risk from our cash held at banks spread across the world and the variable yield money market funds, mainly held in the United States and Germany.

As at December 31, 2014, we were exposed to an interest rate risk from our financing activities (for more information about the individual instruments, see Note (18b)) as €3.8 billion of our issued bonds and all the U.S. private placement notes pay fixed interest leading to a fair value risk while our term loans totaling €4.3 billion and a €750 million-bond give rise to a cash-flow risk, as the interest payments are based on the prevailing EURIBOR rates.

c) Equity Price Risk

We are exposed to such equity price risk with regard to our investments in listed equity securities (2014: €209 million; 2013: €83 million) and our share-based payments (for the exposure from these plans, see Note (28)).

Credit Risk

To reduce the credit risk in investments, we arranged to receive rights to collateral for certain investing activities in the full amount of the investment volume, which we would be allowed to make use of only in the case of default of the counterparty to the investment. In the absence of other significant agreements to reduce our credit risk exposure, the total amounts recognized as cash and cash equivalents, current investments, loans and other financial receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Liquidity Risk

A maturity analysis that provides the remaining contractual maturities of all our financial liabilities held at December 31, 2014, is shown in the table below. Financial liabilities shown in the table below for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the last relevant interest rate fixed as at December 31, 2014. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative, except for the derivative forward contracts entered into in connection with the acquisition of Concur, where we buy and sell US$8.5 billion because we plan to settle those net. The cash outflows for the currency derivatives are translated using the applicable forward rate.

The cash flows for unrecognized but contractually agreed financial commitments are shown in Note (23).

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2014	2015	2016	2017	2018	2019	Thereafter
Non-derivative financial liabilities
Trade payables	–756	–756	0	0	0	0	0
Financial liabilities	–11,209	–2,377	–625	–3,976	–958	–827	–3,262
Total of non-derivative financial liabilities	–11,964	–3,133	–625	–3,976	–958	–827	–3,262

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	–310
Cash outflows		–4,110	–9	–9	–9	–9	–8
Cash inflows		3,836	0	0	0	0	0
Currency derivatives designated as hedging instruments	–22
Cash outflows		–487	0	0	0	0	0
Cash inflows		464	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	–1
Cash outflows		–7	–10	–12	–2	0	0
Cash inflows		9	9	9	1	0	0
Total of derivative financial liabilities	–333	–295	–10	–12	–10	–9	–8

Derivative financial assets
Currency derivatives not designated as hedging instruments	411
Cash outflows		–1,236	0	0	0	0	0
Cash inflows		1,656	0	0	0	0	0
Currency derivatives designated as hedging instruments	10
Cash outflows		–162	0	0	0	0	0
Cash inflows		163	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	77
Cash outflows		–34	–40	–48	–39	–43	–123
Cash inflows		62	63	63	44	44	99
Total of derivative financial assets	498	449	23	15	5	1	–24
Total of derivative financial liabilities and assets	165	154	13	3	–5	–8	–32

Contractual Maturities of Financial Liabilities and Financial Assets

	Carrying Amount	Contractual Cash Flows
€ millions	12/31/2013	2014	2015	2016	2017	2018	Thereafter
Non-derivative financial liabilities
Trade payables	–640	–640	0	0	0	0	0
Financial liabilities	–4,336	–731	–863	–513	–891	–153	–1,730
Total of non-derivative financial liabilities	–4,976	–1,371	–863	–513	–891	–153	–1,730

Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	–144
Cash outflows		–1,975	–9	–9	–8	–8	–15
Cash inflows		1,885	0	0	0	0	0
Currency derivatives designated as hedging instruments	–3
Cash outflows		–178	0	0	0	0	0
Cash inflows		174	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	–23
Cash outflows		–12	–17	–27	–39	–37	–192
Cash inflows		30	35	35	35	28	123
Total of derivative financial liabilities	–170	–76	9	–1	–12	–17	–84

Derivative financial assets
Currency derivatives not designated as hedging instruments	26
Cash outflows		–2,544	0	0	0	0	0
Cash inflows		2,569	0	0	0	0	0
Currency derivatives designated as hedging instruments	30
Cash outflows		–391	0	0	0	0	0
Cash inflows		419	0	0	0	0	0
Interest-rate derivatives designated as hedging instruments	5
Cash outflows		–12	–25	–29	–36	–21	–24
Cash inflows		19	33	33	33	16	16
Total of derivative financial assets	61	60	8	4	–3	–5	–8
Total of derivative financial liabilities and assets	–109	–16	17	3	–15	–22	–92

(26)	Financial Risk Management

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

Currency Hedges Not Designated as Hedging Instruments

The foreign exchange forward contracts we enter into to offset exposure relating to foreign-currency denominated monetary assets and liabilities are not designated as being in a hedge accounting relationship, because the realized currency gains and losses from the underlying items are recognized in profit or loss in the same periods as the gains and losses from the derivatives.

Currency hedges not designated as hedging instruments also include foreign currency derivatives embedded in non-derivative host contracts that are separated and accounted for as derivatives according to the requirements of IAS 39.

In addition, during 2014 we held foreign exchange forward contracts and foreign currency options to hedge the cash flow risk from the consideration paid in U.S. dollars for the acquisition of Concur.

Currency Hedges Designated as Hedging Instruments (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a defined set of hedge ratios and a hedge horizon of up to 12 months. Specifically, we exclude the interest component and only designate the spot rate of the foreign exchange forward contracts as the hedging instrument to offset anticipated cash flows relating to the subsidiaries with significant operations, including the United States, the United Kingdom, Japan, Switzerland, Brazil, and Australia. We generally use foreign exchange derivatives that have maturities of 12 months or less, which may be rolled over to provide continuous coverage until the applicable royalties are received.

In 2014, net losses totaling €30 million (2013: net gains of €57 million; 2012: net gains of €17 million) resulting from the change in the component of the derivatives designated as hedging instruments were recorded in other comprehensive income.

For the years ended December 31, 2014 and 2013, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, we identified no ineffectiveness in all years reported. In 2014, we reclassified net losses of €2 million (2013: net gains of €57 million; 2012: net losses of €24 million) from other comprehensive income to profit or loss due to the hedged items affecting income. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 12 months from the date of the statement of financial position. It is estimated that €8 million of the net losses recognized in other comprehensive income in 2014 will be reclassified from other comprehensive income to profit or loss in 2015.

Foreign Currency Exchange Rate Exposure

In line with our internal risk reporting process, we use the cash flow-at-risk method to quantify our risk positions with regard to our forecasted intercompany transactions and value-at-risk for our foreign-currency denominated financial instruments. In order not to provide two different methodologies, we have opted to disclose our risk exposure based on a sensitivity analysis considering the following:

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

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to:

•	Derivatives held within a designated cash flow hedge relationship (excluding the interest element, which is not part of the assigned cash flow hedge relationships)

•	Foreign currency embedded derivatives.

As we do not have a significant exposure toward a single currency, we disclose our sensitivity to our major foreign currencies (described in Note (25)) in total.

Foreign Currency Sensitivity

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
€ millions	2014	2013	2012	2014	2013	2012
Derivatives held within a designated cash flow hedge relationship
All major currencies –10%				74	57	60
All major currencies +10%				–74	–57	–60
Embedded derivatives
All currencies –10%	32	35	41
Swiss franc +20%/other currencies +10% (2013, 2012: all currencies +10%)	–62	–35	–41

Our foreign currency exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Foreign Currency Exposure

€ billions	2014	2013
Year-end exposure towards all our major currencies	1.0	0.9
Average exposure	2.7	1.0
Highest exposure	7.7	1.1
Lowest exposure	1.0	0.9

During 2014, our sensitivity to foreign currency exchange rate fluctuations increased compared to the year ended December 31, 2013 mainly due to the hedging transactions for the acquisition of Concur. However, due to our hedging strategy, this comparatively high exposure was only one-sided; there was no substantial downside risk.

Interest Rate Risk Management

The aim of our interest rate risk management is to reduce profit or loss volatility and optimize our interest result by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest rate-related derivative instruments to a given portfolio of investments and debt financing.

As at December 31, 2014, a cash flow interest rate risk existed with regard to our cash at banks of €1.8 billion, our investing activities in money market instruments with variable yields in the amount of €633 million and our variable rate financing transactions of €5.03 billion. A fair value interest rate risk arises from the fixed yield time deposits as well as the fixed rate financing transactions held at amortized cost.

55% (2013: 100%) of our total interest-bearing financial liabilities outstanding as at December 31, 2014, had a fixed interest rate whereas 29% (2013: 40%) of our interest-bearing cash, cash equivalents, time deposits, and available-for-sale financial assets had a fixed interest rate.

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

The majority of our investments are based on variable rates and/or short maturities while most of our financing transactions are based on fixed rates and long maturities. To match the interest rate risk from our financing transactions to our investments we use receiver interest rate swaps to convert certain of our fixed rate financial liabilities to floating and by this means secure the fair value of the swapped financing transactions. The desired fix-floating mix of our net debt is set by the Treasury Committee. Including interest rate swaps, 30% (2013: 44%) of our total interest-bearing financial liabilities outstanding as at December 31, 2014, had a fixed interest rate.

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

Interest Rate Exposure

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

•

Changes in interest rates only affect the accounting for non-derivative fixed rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed rate financial liabilities as we account for them at amortized cost. Investments in fixed rate financial assets classified as available-for-sale were not material at each year-end reported. Thus, we do not consider any fixed rate instruments in the equity-related sensitivity calculation.

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

•

The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, they are included in the profit-related sensitivity calculation.

Due to the uneven development expectations of interest rates, we base our sensitivity analyses on a yield curve upward shift of +100/+50 basis points for the U.S. dollar/euro area (2013, 2012: +100 bps) and a yield curve downward shift of –50 basis points for both the U.S. dollar/euro area (2013, 2012: –20 bps).

If, on December 31, 2014, 2013, and 2012, interest rates had been higher/ lower as described above, this would not have had a material effect on financial income, net for our variable interest rate investments and would have had the following effects on financial income, net:

Interest-Rate Sensitivity

	Effects on Financial Income, Net
€ millions	2014	2013	2012
Derivatives held within a designated fair value hedge relationship
Interest rates +100 bps in U.S. dollar area/ +50 bps in euro area (2013, 2012: +100 bps in U.S. dollar/euro area)	–116	–24	0
Interest rates –50 bps in U.S. dollar/euro area (2013, 2012: –20 bps in U.S. dollar/euro area)	70	5	0
Variable rate financing
Interest rates +50 bps in euro area	–65	0	0
Interest rates –50 bps in euro area	65	0	0

Our interest rate exposure as at December 31 (and if year-end exposure is not representative, also our average/high/low exposure) was as follows:

Interest-Rate Risk Exposure

€ billion	2014				2013
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest-rate risk
From investments	0.04	0.05	0.08	0.04	0.04	0.06	0.13	0.04
Cash flow interest rate risk
From investments (incl. cash)	2.45	2.48	2.74	2.13	1.73	2.23	2.71	1.73
From financing	5.03	0.75	5.03	0.00	0.00	0.31	1.00	0.00
From interest rate swaps	2.55	2.44	2.55	2.39	2.39	0.60	2.40	0.00

Equity Price Risk Management

Our investments in equity instruments with quoted market prices in active markets (2014: €209 million; 2013: €83 million) are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. An assumed 20% increase (decrease) in equity prices as at December 31, 2014 (2013), would not have a material impact on the value of our investments in marketable equity securities and the corresponding entries in other comprehensive income.

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices as we believe taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2014, would have increased (decreased) our share-based payment expenses by €158 million (€80 million) (2013: increased by €126 million (decreased by €90 million); 2012: increased by €139 million (decreased by €117 million)).

Credit Risk Management

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat”. We only make investments in issuers with a lower rating in exceptional cases. Such investments were not material in 2014. The weighted average rating of our financial assets is in the range A+ to A. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds with at least investment grade rating level.

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

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and our historical experience with respective customers. Outstanding receivables are continuously monitored locally. For more information, see Note (3). The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (14). For information about the maximum exposure to credit risk, see Note (25).

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

In order to retain high financial flexibility, on November 13, 2013, SAP SE entered into a €2.0 billion syndicated credit facility agreement with an initial term of five years plus two one-year extension options. In 2014, the original term of this facility was extended for an additional period of one year to November 2019. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 22.5 basis points. We are also required to pay a commitment fee of 7.88 basis points per annum on the unused available credit. We have never drawn on the facility.

Additionally, as at December 31, 2014, and 2013, SAP SE had available lines of credit totaling €471 million and €487 million, respectively. As at December 31, 2014, and 2013, there were no borrowings outstanding under these lines of credit. As at December 31, 2014, and 2013, certain subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €54 million and €36 million, respectively. Borrowings outstanding under these credit facilities as at December 31, 2014 were immaterial, and there were no borrowings from any of our foreign subsidiaries as at December 31, 2013.

(27)	Additional Fair Value Disclosures on Financial Instruments

Fair Value of Financial Instruments

We use various types of financial instrument in the ordinary course of business, which are grouped into the following categories: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), and amortized cost (AC). For those financial instruments measured at fair value or for which fair value must be disclosed, we have categorized the financial instruments into a three-level fair value hierarchy depending on the inputs used to determine fair value and their significance for the valuation techniques. Where financial assets and liabilities are shown as measured at fair value, this is done on a recurring basis.

The table below shows the carrying amounts and fair values of financial assets and liabilities by category of financial instrument as well as by category in IAS 39 and the allocation to the fair value hierarchy as mandated by IFRS 13 as at December 31.

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

					2014
		Carrying Amount	Measurement Categories		Fair Value
€ millions	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	3,328	3,328
Trade and other receivables		4,430
Trade receivables[1]	L&R	4,242	4,242
Other receivables[2]	–	188
Other financial assets		1,699
Available-for-sale financial assets
Debt investments	AFS	40		40	40			40
Equity investments	AFS	597		597	108	101	388	597
Investments in associates[2]	–	49
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	136
Other loans and other financial receivables	L&R	324	324			324		324
Derivative assets
Designated as hedging instrument
FX forward contracts	–	10		10		10		10
Interest rate swaps	–	77		77		77		77
Not designated as hedging instrument
FX forward contracts	HFT	411		411		411		411
Call options for share-based payments	HFT	43		43		43		43
Call option on equity shares	HFT	13		13			13	13
Liabilities
Trade and other payables		–1,061
Trade payables[1]	AC	–756	–756
Other payables[2]	–	–305
Financial liabilities		–11,542
Non-derivative financial liabilities
Loans	AC	–4,261	–4,261			–4,261		–4,261
Bonds	AC	–4,628	–4,628		–4,810			–4,810
Private placements	AC	–2,195	–2,195			–2,301		–2,301
Other non-derivative financial liabilities	AC	–124	–124			–124		–124
Derivatives
Designated as hedging instrument
FX forward contracts	–	–22		–22		–22		–22
Interest rate swaps	–	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–310		–310		–310		–310
Total financial instruments, net		–3,146	–4,072	858	–4,662	–6,054	400	–10,315

					2013
		Carrying Amount	Measurement Categories		Fair Value
€ millions	Category		At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents[1]	L&R	2,748	2,748
Trade and other receivables		3,963
Trade receivables[1]	L&R	3,816	3,816
Other receivables[2]	–	147
Other financial assets		858
Available-for-sale financial assets
Debt investments	AFS	38		38	38			38
Equity investments	AFS	322		322	52	31	239	322
Investments in associates[2]	–	36
Loans and other financial receivables
Financial instruments related to employee benefit plans[2]	–	119
Other loans and other financial receivables	L&R	214	214			214		214
Derivative assets
Designated as hedging instrument
FX forward contracts	–	30		30		30		30
Interest rate swaps	–	5		5		5		5
Not designated as hedging instrument
FX forward contracts	HFT	26		26		26		26
Call options for share-based payments	HFT	58		58		58		58
Call option on equity shares	HFT	10		10			10	10
Liabilities
Trade and other payables		–895
Trade payables[1]	AC	–640	–640
Other payables[2]	–	–255
Financial liabilities		–4,506
Non-derivative financial liabilities
Bonds	AC	–2,291	–2,291		–2,340			–2,340
Private placements	AC	–1,977	–1,977			–2,031		–2,031
Other non-derivative financial liabilities	AC	–68	–68			–68		–68
Derivatives
Designated as hedging instrument
FX forward contracts	–	–3		–3		–3		–3
Interest rate swaps	–	–23		–23		–23		–23
Not designated as hedging instrument
FX forward contracts	HFT	–144		–144		–144		–144
Total financial instruments, net		2,168	1,802	319	–2,250	–1,905	249	–3,906

[1]	We do not disclose the fair value for cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

[2]

Since the line items trade receivables, trade payables, and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

Fair Values of Financial Instruments Classified According IAS 39

€ millions					2014
		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	467		467
Available-for-sale	AFS	637		637
Loans and receivables	L&R	7,893	7,893
Financial liabilities
At fair value through profit or loss	HFT	–310		–310
At amortized cost	AC	–11,965	–11,965
Outside scope of IAS 39
Financial instruments related to employee benefit plans		136			136
Investments in associates		49			49
Other receivables		188			188
Other payables		–305			–305
Derivatives designated as hedging instrument		64		64
Total financial instruments, net		–3,146	–4,072	858	68

					2013
€ millions		Carrying Amount	At Amortized Cost	At Fair Value	Out of scope of IFRS 7
Financial assets
At fair value through profit or loss	HFT	94		94
Available-for-sale	AFS	360		360
Loans and receivables	L&R	6,778	6,778
Financial liabilities
At fair value through profit or loss	HFT	–144		–144
At amortized cost	AC	–4,976	–4,976
Outside scope of IAS 39
Financial instruments related to employee benefit plans		119			119
Investments in associates		36			36
Other receivables		147			147
Other payables		–255			–255
Derivatives designated as hedging instrument		9		9
Total financial instruments, net		2,168	1,802	319	47

Determination of Fair Values

It is our policy to recognize transfers between the different levels of the fair value hierarchy at the beginning of the period of the event or change in circumstances that caused the transfer. A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Debt investments	Level 1	Quoted prices in an active market	NA	NA
Listed equity investments	Level 1	Quoted prices in an active market	NA	NA
	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA
Unlisted equity investments	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	• Peer companies used (revenue multiples range from 0.4-8.5) • Revenues of investees • Discounts for lack of marketability (20%)	The estimated fair value would increase (decrease) if: • The revenue multiples were higher (lower) • The investees’ revenues were higher (lower) • The liquidity discounts were lower (higher).
		Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors like actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.	NA	NA
		Last financing round valuations	NA	NA
		Liquidation preferences	NA	NA
		Net asset value/ Fair market value as reported by the respective funds	NA	NA
Call options for share-based payments plans	Level 2	Monte-Carlo Model. Calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the stock price, and the volatility of our share.	NA	NA
Call option on equity shares	Level 3	Market approach. Company valuation using EBITDA multiples based on actual results derived from the investee.	• EBITDA multiples used • EBITDA of the investee	The estimated fair value would increase (decrease) if: • The EBITDA multiples were higher (lower) • The investees’ EBITDA were higher (lower)

Type	Fair Value Hierarchy	Determination of Fair Value/ Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets/ Financial liabilities
Foreign exchange (FX) forward contracts	Level 2

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

			NA	NA

Financial Instruments Not Measured at Fair Value

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique
Financial liabilities
Fixed rate bonds (financial liabilities)	Level 1	Quoted prices in an active market
Fixed rate private placements/ loans (financial liabilities)	Level 2	Discounted cash flows. Future cash outflows for fixed interest and principal are discounted over the term of the respective contracts using the market interest rates as of the reporting date.

For other non-derivative financial assets/liabilities and variable rate financial debt, it is assumed that their carrying value reasonably approximates their fair values.

Transfers Between Levels 1 and 2

Transfers of available-for-sale equity investments from Level 2 to Level 1 which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary were not material in all years presented, while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Disclosures

The following table shows the reconciliation from the opening to the closing balances for our unlisted equity investments and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2014	2013
January 1,	239	0
Transfers
into Level 3	0	162
out of Level 3	–29	–30
Purchases	141	79
Sales	–36	–16
Gains/losses
included in financial income, net in profit and loss	27	7
included in available-for-sale financial assets in other comprehensive income	21	46
included in exchange differences in other comprehensive income	37	–9
December 31,	400	239

Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity investments held as available-for-sale as of the reporting date.

(28)	Share-Based Payments

SAP has granted awards under various cash-settled and equity-settled share-based payments to its directors and employees. Most of these awards are described in detail below. SAP has other share-based payments, which are, individually and in aggregate, immaterial to our Consolidated Financial Statements.

a)	Cash-Settled Share-Based Payments

SAP’s cash-settled share-based payments include the following programs: Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan for the Global Managing Board) 2015, Stock Option Plan 2010 (SOP 2010 (2010–2014 tranches)), Restricted Stock Unit Plan (RSU (2013–2014 tranches)), acquired SFSF Rights (former SuccessFactors awards assumed in connection with the SuccessFactors acquisition in 2012), acquired Ariba Rights (former Ariba awards assumed in connection with the Ariba acquisition in 2012).

As at December 31, 2014, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2014 for Cash-Settled Plans

	LTI Plan 2015 (2012 – 2014 tranches)		EPP 2015 (2014 tranche)		SOP 2010 (2010 – 2014 tranches)	RSU (2013 – 2014 tranches)		SFSF Rights	Ariba Rights
Weighted average fair value as at December 31, 2014	€56.40		€58.26		€10.17	€54.09		€32.95	€37.06
Information how fair value was measured at measurement date
Option pricing model used	Other	1)	Other	1)	Monte-Carlo	Other	1)	NA	NA
Share price	€58.26					€57.37		NA	NA
Risk-free interest rate (depending on maturity)	–0.1%		NA		–0.1% to 0.02%	–0.1% to –0.01%		NA	NA
Expected volatility SAP shares	NA		NA		19.9% to 23.4%	NA		NA	NA
Expected dividend yield SAP shares	1.74%		NA		1.74%	1.76%		NA	NA
Weighted average remaining life of options outstanding as at December 31, 2014 (in years)	1.8		0.1		3.5	1.1		0.5	0.8

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

As at December 31, 2013, the valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year-End 2013 for Cash-Settled Plans

	LTI Plan 2015 (2012/2013 tranches)	EPP 2015 (2013 tranche)	SOP 2010 (2010 – 2013 tranches)	RSU (2013 tranche)	SFSF Rights	Ariba Rights
Weighted average fair value as at December 31, 2013	€59.80	€62.31	€15.71	€61.55	€29.00	€32.63
Information how fair value was measured at measurement date
Option pricing model used	Other1)	Other1)	Monte-Carlo	Other1)	NA	NA
Share price	€62.31			€63.19	NA	NA
Risk-free interest rate (depending on maturity)	0.26% to 0.46%	NA	0.08% to 0.92%	0.01% to 0.44%	NA	NA
Expected volatility SAP shares	NA	NA	21.3% to 27.6%	NA	NA	NA
Expected dividend yield SAP shares	1.67%	NA	1.67%	1.65%	NA	NA
Weighted average remaining life of options outstanding as at December 31, 2013 (in years)	2.4	0.1	3.3	1.2	0.8	0.7

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Expected volatility of the SAP share price is based on a blend of implied volatility from traded options with corresponding lifetimes and exercise prices as well as historical volatility with the same expected life as the options granted.

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. Dividend yield is based on expectations of future dividends.

The number of awards under our cash-settled plans developed as follows in the years ended December 31, 2014, and 2013:

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

thousands	LTI Plan 2015 (2012 – 2014 tranches)	EPP 2015 (2012 – 2014 tranches)	RSU (2013 – 2014 tranches)	SOP 2010 (2010 – 2014 tranches)	SFSF Rights	Ariba Rights
Outstanding as at 12/31/2012	466	3,502	NA	17,427	2,403	2,360
Granted in 2013	311	2,087	1,559	7,421	NA	NA
Adjustment based upon KPI target achievement in 2013	–18	–139	0	NA	NA	NA
Exercised in 2013	–196	–3,502	0	–2,215	–797	–1,362
Forfeited in 2013	–48	–103	–96	–967	–531	–90
Outstanding as at 12/31/2013	515	1,845	1,463	21,666	1,075	908
Granted in 2014	242	2,177	1,256	8,965	NA	NA
Adjustment based upon KPI target achievement in 2014	–41	–458	–88	NA	NA	NA
Exercised in 2014	–70	–1,845	–738	–2,730	–520	–737
Forfeited in 2014	–55	–104	–301	–1,619	–224	–45
Outstanding as at 12/31/2014	591	1,615	1,592	26,282	331	126
Outstanding awards exercisable as at
12/31/2013	0	0	0	1,609	0	0
12/31/2014	0	0	0	3,313	0	0
Total carrying amount (in € millions) of liabilities as at
12/31/2013	41	115	32	183	20	24
12/31/2014	45	94	55	167	8	5
Total intrinsic value of vested awards (in € millions) as at
12/31/2013	43	115	0	37	0	0
12/31/2014	38	94	0	49	0	0
Weighted average share price (in €) for share options exercised in
2013	54.96	59.90	NA	55.47	30.12	33.89
2014	54.96	57.48	56.62	56.65	30.10	33.86
Total expense (in € millions) recognized in
2012	53	216	NA	74	38	21
2013	–11	118	34	83	10	21
2014	13	82	57	29	1	4

a.1)	Employee Participation Plan (EPP) and Long-Term Incentive Plan (LTI Plan) 2015

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

The RSUs were granted and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. Participants in the LTI Plan 2015 have already been granted a budget for the years 2012 to 2015 (2014 to 2015 for new plan participants in 2014). All participants in the LTI Plan 2015 are members of the Global Managing Board.

The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results for the last financial year prior to the performance period.

At the end of the given year, the number of RSUs that finally vest with plan participants depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally granted. If performance against both KPI targets reaches at least the defined 60% (80% for 2012 and 2013 tranches) threshold, the RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If performance against either or both of those KPI targets does not reach the defined threshold of 60% (80% for 2012 and 2013 tranches), no RSUs vest and RSUs granted for that year will be forfeited. The adjustment to the threshold of those performance indicators was made to reflect our updated expectations due to the accelerated shift to the cloud. For the year 2014, the RSUs granted at the beginning of the year vested with 77.89% (2013: 92.97%) achievement of the KPI targets.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year performance period, whereas the RSUs for members of the Global Managing Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which occurs starting in 2016.

The plans include a “look-back” provision, due to the fact that these plans are based on reaching certain KPI targets in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs granted in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited. For the EPP, the application of the “look-back”-provision is subject to approval by the Executive Board in 2015.

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

a.2)	SAP Stock Option Plan 2010 (SOP 2010 (2010–2014 Tranches))

Under the SAP Stock Option Plan 2010, we granted members of the Senior Leadership Team / Global Executives, SAP’s Top Rewards (employees with an exceptional rating / high potentials) between 2010 and 2014 and only in 2010 and 2011 members of the Executive Board cash-based virtual stock options, the value of which depends on the multi-year performance of the SAP share.

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

The exercise price is 110% of the grant base value (115% for members of the Executive Board) which is €39.03 (€40.80) for the 2010 tranche, €46.23 (€48.33) for the 2011 tranche, €49.28 for the 2012 tranche, €59.85 for the 2013 tranche, and €60.96 for the 2014 tranche.

Monetary benefits will be capped at 100% of the exercise price (150% for members of the Executive Board).

a.3)	Restricted Stock Unit Plan (RSU Plan (2013–2014 tranches))

We maintain share-based payment plans that allow for the issuance of restricted stock units (RSU) to retain and motivate executives and certain employees.

Under the RSU Plan, we granted a certain number of RSUs throughout 2013 and 2014 representing a contingent right to receive a cash payment determined by the market value of the same number of SAP SE shares (or SAP SE American Depositary Receipts on the New York Stock Exchange) and the number of RSUs that ultimately vest. Granted RSUs will vest in different tranches, either:

•	Over a one-to-three year service period only, or

•	Over a one-to-three year service period and upon meeting certain key performance indicators (KPIs).

The number of RSUs that could vest under the 2014 tranche with performance-based grants was contingent upon a weighted achievement of the following performance milestones for the fiscal year ended December 31, 2014:

•	Specific indicator of growth in cloud subscriptions and support revenue (50%) and

•	Cloud subscription and support revenue (50%)

Depending on performance, the number of RSUs vesting could have ranged between 80% and 150% of the number initially granted.

Performance against the KPI targets was 90.27% (2013: 100%) in fiscal year 2014.

The RSUs are paid out in cash upon vesting.

a.4)	SuccessFactors Cash-Settled Awards Replacing Pre-Acquisition SuccessFactors Awards (SFSF Rights)

In conjunction with the acquisition of SuccessFactors in 2012, under the terms of the acquisition agreement, SAP exchanged unvested Restricted Stock Awards (RSAs), Restricted Stock Units (RSUs), and Performance Stock Units (PSUs) held by employees of SuccessFactors for cash-settled share-based payment awards of SAP (SFSF Rights).

RSAs, RSUs, and PSUs unvested at the closing of the acquisition were converted into the right to receive, at the originally agreed vesting dates, an amount in cash equal to the number of rights held at the vesting date multiplied by US$40.00 per share.

a.5)	Ariba Cash-Settled Awards Replacing Pre-Acquisition Ariba Awards (Ariba Rights)

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

Equity-settled plans include primarily the Share Matching Plan (SMP).

Under the Share Matching Plan (SMP) implemented in 2010, SAP offers its employees the opportunity to purchase SAP SE shares at a discount of 40%. The number of SAP shares an eligible employee may purchase through the SMP is limited to a percentage of the employee’s annual base salary. After a three-year holding period, such plan participants will receive one (in 2012: five) free matching share of SAP for every three SAP shares acquired.

The terms for the members of the Senior Leadership Team / Global Executives are slightly different than those for the other employees. They do not receive a discount when purchasing the shares. However, after a three-year holding period, they receive two (in 2012: five) free matching SAP shares for every three SAP shares acquired. This plan is not open to members of the SAP Executive Board.

The following table shows the parameters and assumptions used at grant date to determine the fair value of free matching shares, as well as the quantity of shares purchased and free matching shares granted through this program in 2014, 2013, and 2012:

Fair Value and Parameters at Grant Date for SMP

	2014	2013	2012
Grant date	6/4/2014	9/4/2013	6/6/2012
Fair value of granted awards	€52.49	€51.09	€42.54
Information how fair value was measured at grant date
Option pricing model used		Other1)
Share price	€55.61	€54.20	€45.43
Risk-free interest rate	0.13%	0.43%	0.12%
Expected dividend yield	1.87%	1.92%	2.13%
Weighted average remaining contractual life of awards outstanding at year-end (in years)	0.9	1.6	2.2
Number of investment shares purchased (in thousands)	1,550	1,559	1,926

1)

For these awards the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

The number of awards under our SMP developed as follows in the years ended December 31, 2014, and 2013:

Changes in Numbers of Outstanding Awards Under SMP

thousands	SMP
Outstanding as at 12/31/2012	4,071
Granted in 2013	573
Exercised in 2013	–462
Forfeited in 2013	–196
Outstanding as at 12/31/2013	3,986
Granted in 2014	568
Exercised in 2014	–432
Forfeited in 2014	–187
Outstanding as at 12/31/2014	3,935

The following table shows the breakdown of the expense recognized for this program in 2014, 2013, and 2012:

Recognized Expense at Year-End for SMP

€ millions, unless otherwise stated	2014	2013	2012
Expense recognized relating to discount	35	32	34
Expense recognized relating to vesting of free matching shares	54	51	34
Total expense relating to SMP	89	83	68

(29)	Segment and Geographic Information

General Information

Our internal reporting system produces reports in which information regarding our business activities is presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

In the first quarter 2014, we took significant steps to drive forward our strategy and our ambition to become THE Cloud Company powered by SAP HANA. To execute this strategy, we merged areas of the Company that performed similar tasks (for example, the on-premise sales forces with the cloud sales forces, and the on-premise support units with the cloud support units) to achieve a seamless organization of SAP. We run our operations as a single business operation due to the functional organization. Since this integration our cloud-related activities are no longer dealt with by separate components in our Company. There are no parts of our Company that qualify as operating segments under IFRS 8 and our Executive Board assesses the financial performance of our Company on an integrated basis only.

Consequently, with effect from the first quarter of 2014 SAP has a single operating segment.

Measurement and Presentation

We are in the process of redefining our organizational structure in the light of the Concur acquisition, and we have not yet finished this work due to the short time since the acquisition. We have not yet finished adapting our management reporting. Concur’s results are not included in present segment information but are presented in a reconciliation of segment revenue and results to the related number in the consolidated income statements.

Most of our depreciation and amortization expense affecting operating segment profit is allocated to our single segment as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to our single operating segment is immaterial.

The accounting policies applied in the measurements of the operating segment’s revenues and results differ from IFRS accounting principles described in Note (3) as follows:

•

The measurements of the operating segment revenues and results generally attribute revenue to the segment based on the nature of the business regardless of revenue classification in our income statement.

•

The measurements of the operating segment revenues and results includes the recurring revenues that would have been reflected by acquired entities had they remained stand-alone entities but which are not reflected as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.

•	The measurements of the operating segment results exclude the following expenses:

•	Acquisition-related charges

•

Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

•	Settlements of pre-existing relationships in connection with a business combination

•	Acquisition-related third-party costs

•	Expenses from the TomorrowNow litigation and the Versata litigation

•	Share-based payment expenses

•	Restructuring expenses
•

The measurements of the operating segment results exclude research and development expense and general and administration expense at segment level. These expenses are managed and reviewed at the Group level only.

Reconciliation of Revenues and Segment Results

€ millions	2014	2013	2012
Total revenue of operating segment	17,525	16,897	16,304
Adjustment recurring revenue	–19	–82	–81
Revenue from unallocated acquisitions	55	0	0
Total revenue	17,560	16,815	16,223
Results of operating segment	8,623	8,428	8,082
Adjustment recurring revenues	–19	–82	–81
Research and development expense	–2,204	–2,162	–2,132
General and administration expense	–806	–796	–784
Other operating income/expense, net	4	12	23
Restructuring	–126	–70	–8
Share-based payments	–290	–327	–522
TomorrowNow and Versata litigation	–309	31	0
Acquisition-related charges	–562	–555	–537
Result from unallocated acquisitions (which are not included in other reconciliation line items)	21	0	0
Operating profit	4,331	4,479	4,041
Other non-operating income/expense, net	49	–17	–173
Financial income, net	–25	–66	–72
Profit before tax	4,355	4,396	3,796

The research and development expense and general and administration expense presented in the reconciliation differ from the corresponding expenses in the consolidated income statements because expenses relating to share-based payments and acquisition-related expenses are presented as separate reconciling items.

Geographic Information

We have aligned our revenue by region disclosures with the changes made to the structure of our income statement as outlined in Note (3b). With the full integration of our cloud activities, we furthermore refined the method of allocating cloud subscription revenues to the different geographies. Comparative prior period data has been adjusted accordingly.

The amounts for revenue by region in the following tables are based on the location of customers.

Revenue by Region

Cloud Subscriptions and Support Revenue by Region

€ millions	2014	2013	2012
EMEA	277	176	82
Americas	709	457	161
APJ	101	64	27
SAP Group	1,087	696	270

Software and Software-Related Service Revenue by Region

€ millions	2014	2013	2012
EMEA	7,028	6,616	6,126
Americas	5,489	5,097	4,789
APJ	2,337	2,237	2,250
SAP Group	14,855	13,950	13,165

Total Revenue by Region

€ millions	2014	2013	2012
Germany	2,570	2,513	2,382
Rest of EMEA	5,813	5,462	5,130
EMEA	8,383	7,975	7,512
United States	4,898	4,487	4,413
Rest of Americas	1,591	1,746	1,647
Americas	6,489	6,233	6,060
Japan	600	631	791
Rest of APJ	2,088	1,975	1,860
APJ	2,688	2,606	2,650
SAP Group	17,560	16,815	16,223

Non-Current Assets by Region

€ millions	2014	2013
Germany	2,399	2,337
The Netherlands	2,814	1,695
France	2,116	2,110
Rest of EMEA	2,477	2,468
EMEA	9,806	8,609
United States	17,847	9,823
Rest of Americas	152	123
Americas	18,000	9,946
APJ	290	223
SAP Group	28,096	18,778

The table above shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefits, and rights arising under insurance contracts.

For information about the breakdown of our workforce by region, see Note (8).

(30)	Board of Directors

Executive Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014
Bill McDermott Chief Executive Officer, Labor Relations Director Strategy, Governance, Business Development, Corporate Development, Communications and Marketing, Human Resources, Business Network	Board of Directors, ANSYS, Inc., Canonsburg, Pennsylvania, United States Board of Directors, Under Armour, Inc., Baltimore, Maryland, United States

Robert Enslin (from May 4, 2014)

Global Customer Operations Global Go-to-Market Efforts,

Cloud and Line of Business Sales, Regional Sales and Operations,

Specialized Industry Sales, Ecosystem and Channels,

End-to-End Customer Experience

Bernd Leukert (from May 4, 2014)

Products & Innovation

Global Development Organization, Analytics, Applications,

Cloud, Database & Technology, Mobile,

SAP Labs Network (joint leadership with Gerhard Oswald)

Luka Mucic (from July 1, 2014) Chief Financial Officer, Chief Operating Officer Finance and Administration including Investor Relations and Data Protection & Privacy, Process Office

Gerhard Oswald

Global Service & Support

SAP Active Global Support, SAP HANA Enterprise Cloud,

Quality Governance & Production, Solution & Knowledge Packaging,

SAP Labs Network (joint leadership with Bernd Leukert)

Executive Board Members Who Left During 2014

Dr. Werner Brandt (until June 30, 2014)

Dr. Vishal Sikka (until May 4, 2014)

Jim Hagemann Snabe (until May 21, 2014)

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014
Prof. Dr. h.c. mult. Hasso Plattner2), 4), 6), 7), 8) Chairman	Supervisory Board, Oligo Lichttechnik GmbH, Hennef, Germany (until August 28, 2014)

Christiane Kuntz-Mayr1), 2), 8) Deputy Chairperson Development Manager

Pekka Ala-Pietilä4), 6), 7) Chairman of the Board of Directors, Solidium Oy, Helsinki, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland

Chairman of the Board of Directors, CVON Group Limited, London, UK

Board of Directors, CVON Limited, London, UK

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland

Board of Directors, CVON Future Limited, London, UK

Chairman of the Board of Directors, Blyk International Ltd., London, UK

Chairman of the Board of Directors, Huhtamäki Oyj, Espoo, Finland

Board of Directors, Sanoma Corporation, Helsinki, Finland (from April 9, 2014)

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014
Panagiotis Bissiritsas1), 2), 5) Support Expert

Catherine Bordelon (from July 7, 2014)1), 8) Bid & Proposal Manager

Prof. Anja Feldmann4), 8) Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin

Prof. Dr. Wilhelm Haarmann2), 5), 7), 8) Attorney-at-law, certified public auditor, certified tax advisor Linklaters LLP, Rechtsanwälte, Notare, Steuerberater, Frankfurt am Main, Germany	Chairman of the Supervisory Board, CinemaxX AG, Hamburg, Germany (until April 25, 2014) Supervisory Board, Celesio AG, Stuttgart, Germany (from March 14, 2014)

Margret Klein-Magar1), 2), 4), 7) Vice President, Head of People Principles

Lars Lamadé1), 2), 7), 8) Head of Customer & Events GSS COO Managing Director, Rhein Neckar-Loewen GmbH, Kronau, Germany	Deputy Chairman of the Supervisory Board, Rhein-Neckar-Loewen GmbH, Kronau, Germany (until August 31, 2014)

Steffen Leskovar (from July 7, 2014)1), 3), 4) Resource Manager

Bernard Liautaud2), 4), 6) General Partner Balderton Capital, London, UK

Board of Directors, nlyte Software Ltd., London, UK

Board of Directors, Talend SA, Suresnes, France

Board of Directors, Wonga Group Ltd., London, UK

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors, Abiquo Group Inc., Redwood City, California, United States (until February 27, 2014)

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, New York, United States

Board of Directors, Recorded Future, Inc., Cambridge, Massachusetts, United States

Board of Directors, eWise Group, Inc., Redwood City, California, United States

Board of Directors, Qubit Digital Ltd., London, UK

Board of Directors, Stanford University, Stanford, California, United States

Board of Directors, Citymapper Ltd., London, UK

Board of Directors, Sunrise Atelier, Inc., New York, New York, United States (from August 2, 2014)

Board of Directors, Opbeat Inc., San Francisco, California, United States (from September 11, 2014)

Dr. h.c. Hartmut Mehdorn5), 8) CEO of Flughafen Berlin-Brandenburg GmbH, Berlin, Germany	Advisory Board, Fiege-Gruppe, Greven, Germany Board of Directors, RZD – Russian Railways, Moscow, Russia

Dr. Kurt Reiner1), 4), 5) Development Expert

Mario Rosa-Bian1), 5), 8) Project Principal Consultant

Supervisory Board	Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2014
Dr. Erhard Schipporeit3), 7) Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany

Supervisory Board, HDI V.a.G., Hanover, Germany

Supervisory Board, Hannover Rückversicherung SE, Hanover, Germany

Supervisory Board, Fuchs Petrolub SE, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Board of Directors, TUI Travel PLC, London, UK (until December 11, 2014)

Board of Directors, Fidelity Funds SICAV, Luxembourg

Supervisory Board, Rocket Internet AG, Berlin, Germany (from August 22, 2014)

Stefan Schulz1), 3), 4) Development Executive, Vice President	Supervisory Board, ORTEC International B.V., Zoetermeer, the Netherlands

Jim Hagemann Snabe (from July 7, 2014)2), 5) Supervisory Board Member

Board of Directors, Bang & Olufsen A/S, Struer, Denmark

Board of Directors, Danske Bank A/S, Copenhagen, Denmark

Supervisory Board, Allianz SE, Munich, Germany (from May 7, 2014)

Supervisory Board, Siemens AG, Munich, Germany

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer3) Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Deputy Chairman of the Supervisory Board, HEITEC AG, Erlangen, Germany

Supervisory Board, Dürr AG, Bietigheim-Bissingen, Germany

Deputy Chairman of the Supervisory Board, LEONI AG, Nuremberg, Germany

Chairman of the Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Supervisory Board Members Who Left During 2014

Inga Wiele (until July 6, 2014)

Information as at December 31, 2014

1)	Elected by the employees

2)	Member of the Company’s General and Compensation Committee

3)	Member of the Company’s Audit Committee

4)	Member of the Company’s Technology and Strategy Committee

5)	Member of the Company’s Finance and Investment Committee

6)	Member of the Company’s Nomination Committee

7)	Member of the Company’s Special Committee

8)	Member of the Company’s People and Organization Committee

The total compensation of the Executive Board members for the years 2014, 2013, and 2012 was as follows:

Executive Board Compensation

€ thousands	2014	2013	2012
Short-term employee benefits	16,196	24,728	17,054
Share-based payment1)	8,098	8,603	14,855
Subtotal1)	24,294	33,331	31,909
Post-employment benefits	3,249	1,324	3,263
Thereof defined-benefit	2,276	189	1,711
Thereof defined-contribution	973	1,135	1,552
Total1)	27,543	34,655	35,172

1)	Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above are based on the grant date fair value of the restricted share units (RSUs) issued to Executive Board members during the year.

The Executive Board members already received, in 2012, the LTI grants for the years 2012 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are linked to and thus, economically, compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) requires them to be included in the total compensation number for the year of grant. Due to the appointments of Robert Enslin, Bernd Leukert, and Luka Mucic to the Executive Board in 2014, additional grants were allocated to them related to 2014 and 2015. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the Company.

The share-based payment as defined in section 314 of the German Commercial Code (HGB) amounts to €8,720,200 (2013: €3,149,600) based on the allocations for 2014 and 2015 for Robert Enslin, Bernd Leukert, and Luka Mucic which were granted in 2014 in line with their appointment to the Executive Board. Including these amounts, the sum of short-term employee benefits and share-based payment amounts to €23,216,200 (2013: €24,109,600) and the total Executive Board compensation amounts to €26,464,700 (2013: €25,433,400). These amounts differ from the respective amounts shown in the table above, since the amounts in the table above consider the LTI tranches that were allocated to each of the respective years, rather than considering the LTI tranches based on the grant date as defined under section 314 of the German Commercial Code (HGB).

Share-Based Payment for Executive Board Members

	2014	2013	2012
Number of RSUs granted	153,909	152,159	326,432
Number of stock options granted	0	0	0
Total expense in € thousands	11,133	–8,596	57,429

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 in the respective period.

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2014	2013	2012
DBO December 31	11,273	9,077	8,889
Annual pension entitlement	475	452	429

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Meeting of Shareholders on May 20, 2015, the total annual compensation of the Supervisory Board members for 2014 is as follows:

Supervisory Board Compensation

€ thousands	2014	2013	2012
Total compensation	3,227	2,966	2,981
Thereof fixed compensation	924	870	901
Thereof committee remuneration	515	416	340
Thereof variable compensation	1,788	1,680	1,741

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

During the fiscal year 2014, payments to and DBO for former Executive Board members were as follows:

Payments to / DBO for Former Executive Board Members

€ thousands	2014	2013	2012
Payments	3,462	1,387	1,360
DBO	33,764	29,181	30,551

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2014, 2013, or 2012.

On December 31 of each of 2014, 2013 and 2012, the shareholdings of SAP’s board members were as follows:

Shareholdings of Executive and Supervisory Board Members

Number of SAP shares	2014	2013	2012
Executive Board	36,426	30,201	35,271
Supervisory Board	107,467,372	119,316,444	121,363,858

(31)	Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP SE currently hold, or held within the last year, positions of significant responsibility with other entities, as presented in Note (30). We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell a wide variety of products, assets and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

Companies controlled by Hasso Plattner, chairman of our Supervisory Board and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, receiving sport sponsoring from SAP, making purchases of SAP products and services. In the prior year, the transactions also included purchasing a piece of land from a company indirectly held by Hasso Plattner.

Christiane Kuntz-Mayr, vice chairperson of the SAP Supervisory Board, acts as a managing director of family & kids @ work gemeinnützige UG (“family & kids @ work”).

Wilhelm Haarmann practices as a partner in the law firm Linklaters LLP in Frankfurt am Main, Germany. SAP occasionally purchased and purchases legal and similar services from Linklaters.

All amounts related to the above mentioned transactions were immaterial to SAP in all periods presented.

In total, we sold products and services to companies controlled by members of the

Supervisory Board in the amount of €4 million (2013: €3 million), we bought products and services from such companies in the amount of €1 million (2013: €1 million), we purchased property and other assets from such companies in the amount of €0 million (2013: €2 million) and we provided sponsoring and other financial support to such companies in the amount of €7 million (2013: €4 million). Outstanding balances at year-end from transactions with such companies were €2 million (2013: €2 million) for amounts owed to such companies and €1 million (2013: €1 million) for amounts owed by such companies. All these balances are unsecured and interest free and settlement is expected to occur in cash. Commitments (the longest of which is for 11 years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €13 million as at December 31, 2014 (2013: €14 million).

In total, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2 million (2013: €2 million). Amounts owed to Supervisory Board members from these transactions were €0 million as at December 31, 2014 (2013: €0 million). All these balances are unsecured and interest free and settlement is expected to occur in cash. Commitments made by us to purchase further services from Supervisory Board members amount to €0 million as at December 31, 2014 (2013: €0 million).

For information about the compensation of our Executive Board and Supervisory Board members, see Note (30).

(32)  Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 21, 2014, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2014. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2014 and the previous years:

Fees for Audit and Other Professional Services

	2014			2013			2012
€ millions	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	2	6	8	2	7	9	2	8	10
Audit-related fees	0	0	0	1	0	1	2	0	2
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	2	6	8	3	7	10	4	8	12

Audit fees are the aggregate fees charged by KPMG for the audit of our Consolidated Financial Statements as well as audits of statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. Tax fees are fees for professional services rendered by KPMG for tax advice on transfer pricing, restructuring, and tax compliance on current, past, or contemplated transactions. The all other fees category includes other support services, such as training and advisory services on issues unrelated to accounting and taxes.

(33)  Events After the Reporting Period

No events that have occurred since December 31, 2014, have a material impact on the Company’s Consolidated Financial Statements.

(34)  Subsidiaries, Associates, and Other Equity Investments

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
I. Fully Consolidated Subsidiaries
GERMANY
Concur (Germany) GmbH, Frankfurt am Main	100.0	804	70	696	70
hybris GmbH, Munich	100.0	57,609	–859	31,377	271
OutlookSoft Deutschland GmbH, Walldorf	100.0	—	–72	–68	—
SAP Beteiligungs GmbH, Walldorf	100.0	3	3	55	—
SAP Business Compliance Services GmbH, Siegen	100.0	4,885	223	1,326	41
SAP Deutschland SE & Co. KG, Walldorf5),7)	100.0	3,139,049	530,288	1,360,344	4,799
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	—	–19,655	521,687	—

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	—	–22,037	782,807	—
SAP Foreign Holdings GmbH, Walldorf	100.0	—	–11	1,064	—
SAP Fünfte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf7)	100.0	—	–2,010	2,621,438	—
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100.0	—	—	25	—
SAP Portals Europe GmbH, Walldorf	100.0	—	36	124,226	—
SAP Portals Holding Beteiligungs GmbH, Walldorf	100.0	—	–3	930,078	—
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf6),7)	100.0	—	29,141	353,015	—
SAP Puerto Rico GmbH, Walldorf	100.0	43,724	2,793	–5,055	18
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100.0	—	388	9,903	—
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf7)	100.0	—	—	25	—
SAP Ventures Investment GmbH, Walldorf7)	100.0	—	–17	172,973	—
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf	100.0	—	–1	24	—
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf6),7)	100.0	—	286,900	169,273	—
TechniData GmbH, Markdorf	100.0	105	–94	28,990	—
TRX Germany GmbH, Berlin	100.0	—	–15	1,618	—
REST OF EUROPE, MIDDLE EAST, AFRICA
Ambin Properties (Proprietary) Limited, Johannesburg, South Africa	100.0	—	364	1,727	—
Ariba Czech s.r.o., Prague, Czech Republic	100.0	10,766	360	2,005	193
Ariba France, SAS, Paris, France	100.0	13,700	539	3,974	47
Ariba Iberia, S.L., Madrid, Spain	100.0	1,878	75	790	11
Ariba International Sweden AB, Stockholm, Sweden	100.0	1,478	53	372	5
Ariba Middle East & North Africa FZ-LLC, Dubai, United Arab Emirates	100.0	321	–7	317	1
Ariba Slovak Republic s.r.o., Kosice, Slovakia	100.0	1,668	53	449	32

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Ariba Technologies Ireland Ltd., Dublin, Ireland	100.0	998	70	437	—
Ariba Technologies Netherlands B.V., Amsterdam, the Netherlands	100.0	3,735	64	6,293	6
Ariba UK Limited, Egham, United Kingdom8)	100.0	11,183	670	184	—
b-process, Paris, France	100.0	12,107	–2,972	–7,528	38
Business Objects (UK) Limited, London, United Kingdom8)	100.0	—	—	341	—
Business Objects Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	—	–1	4,283	—
Business Objects Software Limited, Dublin, Ireland	100.0	895,290	657,070	5,227,134	291
Christie Partners Holding C.V., Rotterdam, the Netherlands	100.0	—	–1	–21,829	—
ClearTrip Inc. (Mauritius), Ebene, Mauritius	54.2
Cleartrip MEA FZ LLC, Dubai, United Arab Emirates	54.2
Concur (Austria) GmbH, Vienna, Austria	100.0	10	—	38	1
Concur (France) SAS, Paris, France	100.0	1,237	–14	14,532	98
Concur (Italy) S.r.l., Milan, Italy	100.0	—	—	13	—
Concur (Switzerland) GmbH, Zurich, Switzerland	100.0	33	1	12	2
Concur Czech (s.r.o.), Prague, Czech Republic	100.0	938	44	1,617	242
Concur Denmark ApS, Frederiksberg, Denmark	100.0	—	—	3	—
Concur Holdings (France) SAS, Paris, France	100.0	—	–112	5,689	—
Concur Holdings (Netherlands) B.V., Amsterdam, the Netherlands	100.0	–479	–650	–26,441	14
Concur International Holdings (Netherlands) CV, Amsterdam, the Netherlands	100.0	–1,384	–2,744	1,022,116	—
Concur Technologies (UK) Ltd., London, United Kingdom	100.0	3,472	154	–9,303	203
ConTgo Consulting Limited, London, United Kingdom8)	100.0	74	–139	–2,522	10
ConTgo Limited, London, United Kingdom	100.0	—	—	–2,384	—
ConTgo MTA Limited, London, United Kingdom	100.0	—	—	—	—
Crossgate UK Ltd., Slough, United Kingdom8)	100.0	—	—	—	—
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	—	5	44,548	—
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0	—	7	77,732	—
Crystal Decisions UK Limited, London, United Kingdom8)	100.0	—	—	2,361	—
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa	100.0	—	—	–816	—

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Fieldglass Europe Limited, London, United Kingdom8)	100.0	8,606	145	83	53
GlobalExpense (Consulting) Limited, London, United Kingdom	100.0	—	—	—	—
GlobalExpense (UK) Ltd, London, United Kingdom	100.0	627	157	2,936	99
hybris AG, Rotkreuz, Switzerland	100.0	169,965	–23,583	1,064,162	33
hybris Austria GmbH, Vienna, Austria	100.0	3,552	17	–150	5
hybris France SAS, Levallois-Perret, France	100.0	14,941	–302	1,204	43
hybris Netherlands BV, Amsterdam, the Netherlands	100.0	5,961	–293	5,457	10
hybris Software AB, Västerås, Sweden	100.0	8,455	–180	8,031	9
hybris Sp.z.o.o., Gliwice, Poland	100.0	8,478	444	959	166
hybris UK Ltd., London, United Kingdom8)	100.0	34,934	122	22,474	76
Joe D Partners C.V., Utrecht, the Netherlands	100.0	147,005	4,601	379,538	—
KXEN Ltd., London, United Kingdom8)	100.0	113	1,534	102	—
Limited Liability Company “SAP Labs”, Moscow, Russia	100.0	23,219	–1,157	871	267
Limited Liability Company “SAP CIS”, Moscow, Russia	100.0	371,669	19,212	64,644	745
Limited Liability Company SAP Kazakhstan, Almaty, Kazakhstan	100.0	18,885	–1,369	2,211	23
Limited Liability Company SAP Ukraine, Kiev, Ukraine	100.0	27,739	–3,954	–5,674	100
Merlin Systems Oy, Espoo, Finland	100.0	9,805	–237	3,078	31
OOO hybris Software, Moscow, Russia	100.0	1,947	–79	86	13
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100.0	6,420	301	–490	107
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	38,278	–144	62,319	4
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0	—	—	—	—
SAP (Schweiz) AG, Biel, Switzerland	100.0	653,771	67,711	161,753	635
SAP (UK) Limited, Feltham, United Kingdom8)	100.0	918,166	66,215	71,294	1,326
SAP Belgium NV/SA, Brussels, Belgium	100.0	217,771	12,142	137,164	254
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0	3,934	233	1,461	4
SAP Business Services Center Europe s.r.o., Prague, Czech Republic	100.0	32,449	677	8,033	543
SAP Business Services Center Nederland B.V., Utrecht, the Netherlands	100.0	185,146	4,841	52,407	17

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Commercial Services Ltd., Valletta, Malta	100.0	—	–9	–26	—
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0	77,642	3,862	12,020	249
SAP Cyprus Ltd, Nicosia, Cyprus	100.0	3,224	–591	637	2
SAP d.o.o., Zagreb, Croatia	100.0	7,073	–25	–595	13
SAP Danmark A/S, Copenhagen, Denmark	100.0	198,122	20,137	26,961	174
SAP East Africa Limited, Nairobi, Kenya	100.0	9,765	1,065	3,571	47
SAP Egypt LLC, Cairo, Egypt	100.0	12,064	–2,477	–14,316	51
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0	13,262	489	3,627	128
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	272,734	14,456	239,459	421
SAP Estonia OÜ, Tallinn, Estonia	100.0	2,082	44	332	1
SAP Finland Oy, Espoo, Finland	100.0	121,412	11,867	50,820	110
SAP France Holding, Paris, France	100.0	1,086	116,189	5,285,256	3
SAP France, Paris, France	100.0	962,341	220,000	1,562,780	1,431
SAP Hellas S.A., Athens, Greece	100.0	30,644	658	15,159	55
SAP Holdings (UK) Limited, Feltham, United Kingdom8)	100.0	—	–22,538	806,037	—
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	48,571	1,959	11,384	522
SAP Ireland Limited, Dublin, Ireland	100.0	–9	13	9,738	—
SAP Ireland US-Financial Services Ltd., Dublin, Ireland	100.0	175	383,434	5,546,367	3
SAP Israel Ltd., Ra’anana, Israel	100.0	42,182	–1,359	2,241	57
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Milan, Italy	100.0	412,905	23,511	319,741	567
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0	27,105	1,221	6,248	535
SAP Labs Finland Oy, Espoo, Finland	100.0	7,085	272	41,827	47
SAP Labs France SAS, Mougins, France	100.0	61,658	1,929	20,335	359
SAP Labs Israel Ltd., Ra’anana, Israel	100.0	52,455	2,418	20,395	289
SAP Latvia SIA, Riga, Latvia	100.0	2,463	192	7	3
SAP Malta Investments Ltd., Valletta, Malta	100.0	—	–9	–26	—
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates3)	49.0	178,374	–31,274	–97,964	387
SAP Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	482,572	39,550	484,180	492
SAP Nederland Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	—	55	521,972	—

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP Norge AS, Lysaker, Norway	100.0	89,223	2,683	23,147	80
SAP Österreich GmbH, Vienna, Austria	100.0	200,712	21,244	26,047	350
SAP Polska Sp. z o.o., Warsaw, Poland	100.0	82,131	6,928	18,508	122
SAP Portals Israel Ltd., Ra’anana, Israel	100.0	67,283	22,357	99,695	201
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0	82,651	8,079	26,294	280
SAP Public Services Hungary Kft., Budapest, Hungary	100.0	3,043	450	1,673	7
SAP Romania SRL, Bucharest, Romania	100.0	38,742	7,242	12,504	374
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0	59,241	5,959	49,068	52
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0	45,716	–38,596	–69,848	97
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	92,360	859	35,455	1,104
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0	14,822	879	4,447	25
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0	37,361	1,775	10,193	175
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	179,009	10,332	10,791	164
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0	6,836	463	–43	39
SAP Türkiye Yazilim Üretim ve Ticaret A.S., Istanbul, Turkey	100.0	90,901	–4,128	6,418	189
SAP UAB (Lithuania), Vilnius, Lithuania	100.0	3,048	95	38	1
SAPV (Mauritius), Ebene, Mauritius4)	0	—	–139	23,882	—
SAP West Balkans d.o.o., Belgrade, Serbia	100.0	15,153	1,437	4,778	32
SeeWhy (UK) Limited, Windsor, United Kingdom	100.0	1,073	–53	267	14
SuccessFactors (UK) Limited, London, United Kingdom8)	100.0	26,546	888	3,218	96
SuccessFactors Ireland Limited, Dublin, Ireland	100.0	633	25	3	—
SuccessFactors Netherlands B.V., Amsterdam, the Netherlands	100.0	5,730	379	–7,288	20
Sybase (UK) Limited, Maidenhead, United Kingdom8)	100.0	—	–2	348	—

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Sybase Angola, Ltd., Luanda, Angola	100.0	—	—	1,607	—
Sybase Iberia S.L., Madrid, Spain	100.0	—	17	65,937	—
Syclo International Limited, Leatherhead, United Kingdom8)	100.0	—	—	—	—
Systems Applications Products Africa Region (Proprietary) Limited, Johannesburg, South Africa	100.0	94,963	3,847	28,584	8
Systems Applications Products Africa (Proprietary) Limited, Johannesburg, South Africa	100.0	—	–1	64,816	—
Systems Applications Products Nigeria Limited, Abuja, Nigeria	100.0	18,782	–1,492	1,334	64
Systems Applications Products South Africa (Proprietary) Limited, Johannesburg, South Africa	89.5	235,092	–1,640	–7,881	446
The Infohrm Group Ltd., London, United Kingdom8)	100.0	22	–98	1,295	—
TRX Europe, Ltd., London, United Kingdom	100.0	209	–45	509	20
TRX Luxembourg, S.a.r.l., Luxembourg City, Luxembourg	100.0	—	—	1,633	—
TRX UK, Ltd., London, United Kingdom	100.0	—	—	554	—
AMERICAS
110405, Inc., Newtown Square, Pennsylvania, USA	100.0	—	—	17,209	—
Ariba Canada, Inc., Mississauga, Canada	100.0	4,842	186	1,463	25
Ariba, Inc., Sunnyvale, California, USA	100.0	430,080	–97,920	3,436,913	1,242
Ariba International Holdings, Inc., Wilmington, Delaware, USA	100.0	—	—	—	—
Ariba International, Inc., Wilmington, Delaware, USA	100.0	6,807	380	-3,681	—
Ariba Investment Company, Inc., Wilmington, Delaware, USA	100.0	373	5,327	244,911	—
Business Objects Option LLC, Wilmington, Delaware, USA	100.0	—	852	73,290	—
Captura Software, Inc., Wilmington, Delaware, USA	100.0	—	—	—	—
ClearTrip Inc., George Town, Cayman Islands	54.2
CNQR Operations Mexico S. de. R.L. de. C.V., San Pedro Garza Garcia, Mexico	100.0	214	9	211	16

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Concur (Canada), Inc., Toronto, Canada	100.0	371	11	3,782	31
Concur Holdings (US) LLC, Wilmington, Delaware, USA	100.0	—	—	106	—
Concur Perfect Trip Fund LLC, Wilmington, Delaware, USA	100.0	—	—	—	—
Concur Technologies, Inc., Wilmington, Delaware, USA	100.0	30,998	–5,209	7,098,997	2,367
Extended Systems, Inc., Boise, Idaho, USA	99.0	—	–93	18,658	—
Fieldglass, Inc., Chicago, Illinois, USA	100.0	49,640	–72	802,515	362
Gelco Information Network, Inc., Bellevue, Washington, USA	100.0	—	—	39,079	—
Gelco Information Network GSD, Inc., Wilmington, Delaware, USA	100.0	—	—	—	—
H-G Holdings, Inc., Wilmington, Delaware, USA	100.0	—	—	21,456	—
H-G Intermediate Holdings, Inc., Wilmington, Delaware, USA	100.0	—	—	21,456	—
Financial Fusion, Inc., Concord, Massachusetts, USA	100.0	—	—	—	—
FreeMarkets International Holdings Inc. de Mexico, de S. de R.L. de C.V., Mexico City, Mexico	100.0	—	—	–61	—
FreeMarkets Ltda., São Paulo, Brazil	100.0	65	–78	–546	—
hybris Canada, Inc., Montréal, Canada	100.0	37,214	–499	–523	256
hybris (US) Corp., Wilmington, Delaware, USA	100.0	70,808	–643	25,615	185
iAnywhere Solutions, Inc., Dublin, California, USA	99.0	58,089	16,452	212,818	36
Inxight Federal Systems Group, Inc., Wilmington, Delaware, USA	100.0	—	—	75	—
Jobs2Web, Inc., Minnetonka, Minnesota, USA	100.0	54	27	5,760	—
Outtask LLC, Wilmington, Delaware, USA	100.0	—	—	—	—
Plateau Systems LLC, Arlington, Virginia, USA	100.0	582	3,660	16,147	—
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0	22,784	–488	6,946	157
Quadrem Canada Ltd., Mississauga, Canada	100.0	827	32	563	7
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0	13,958	–1,608	47	173
Quadrem Colombia SAS, Bogotá, Colombia	100.0	236	–21	–4	—
Quadrem International Ltd., Hamilton, Bermuda	100.0	19,241	9,878	89,505	—

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Quadrem Peru S.A.C., Lima, Peru	100.0	4,204	–343	–2,600	91
San Borja Partricipadoes LTDA, São Paulo, Brazil	100.0	—	—	—	—
SAP America, Inc., Newtown Square, Pennsylvania, USA	100.0	3,576,310	–273,031	13,579,632	5,777
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	11,749	5,597	–42,193	26
SAP Argentina S.A., Buenos Aires, Argentina	100.0	173,060	52,125	47,823	548
SAP Brasil Ltda, São Paulo, Brazil	100.0	516,203	–3,965	38,209	1,488
SAP Canada, Inc., Toronto, Canada	100.0	639,306	37,393	501,468	2,287
SAP Chile Limitada, Santiago, Chile	100.0	—	1,460	–29,671	104
SAP Colombia SAS., Bogotá, Colombia	100.0	118,945	–22,486	–13,359	257
SAP Costa Rica, S.A., San José, Costa Rica	100.0	14,905	–5,757	–10,838	16
SAP Financial, Inc., Toronto, Canada	100.0	—	27,115	7,019	—
SAP Global Marketing, Inc., New York, New York, USA	100.0	291,239	6,230	33,076	537
SAP Industries, Inc., Newtown Square, Pennsylvania, USA	100.0	529,357	47,627	477,848	414
SAP International, Inc., Miami, Florida, USA	100.0	22,166	2,073	11,867	65
SAP International PANAMA S.A., Panama City, Panama	100.0	2,562	–52	322	1
SAP Investments, Inc., Wilmington, Delaware, USA	100.0	—	24,418	783,739	—
SAP LABS, LLC, Palo Alto, California, USA	100.0	487,404	24,832	282,077	1,931
SAP México S.A. de C.V., Mexico City, Mexico	100.0	298,901	3,078	–15,996	647
SAP National Security Services, Inc., Newtown Square, Pennsylvania, USA	100.0	230,020	48,412	238,904	304
SAP PERU S.A.C., Lima, Peru	100.0	32,509	357	5,544	54
SAP Public Services, Inc., Washington, D.C., USA	100.0	294,721	29,271	306,671	202
SAP Technologies Inc., Palo Alto, California, USA	100.0	—	—	—	—
Sapphire SAP HANA Fund of Funds, L.P., Wilmington, Delaware, USA4)	0	—	1,957	4,171	—
Sapphire Ventures Fund I, L.P., Wilmington, Delaware, USA4)	0	—	3,875	224,288	—
Sapphire Ventures Fund II, L.P., Wilmington, Delaware, USA4)	0	—	–7,348	–4,184	—
SeeWhy Inc., Boston, Massachusetts, USA	100.0	1,503	–1,153	25,409	12

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SuccessFactors, Inc., San Mateo, California, USA	100.0	525,251	–60,752	2,736,785	1,320
SuccessFactors Canada Inc., Ottawa, Canada	100.0	8,477	292	430	39
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0	—	—	–578	—
SuccessFactors International Holdings, LLC, San Mateo, California, USA	100.0	—	—	6,966	—
SuccessFactors International Services, Inc., San Mateo, California, USA	100.0	496	132	244	—
Surplus Record, Inc., Chicago, Illinois, USA	100.0	3,040	533	9,377	13
Sybase 365 LLC, Dublin, California, USA	100.0	97,752	2,640	67,436	103
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0	—	—	–1,032	—
Sybase Argentina S.A., Buenos Aires, Argentina	100.0	—	72	699	—
Sybase Global LLC, Dublin, California, USA	100.0	—	—	8,024	—
Sybase Intl Holdings LLC, Dublin, California, USA	100.0	—	–1	12,887	—
Sybase, Inc., Dublin, California, USA	100.0	502,464	233,850	5,087,314	789
Technology Licensing Company, LLC, Atlanta, Georgia, USA	100.0	—	—	—	—
TomorrowNow, Inc., Bryan, Texas, USA	100.0	—	–137,084	–46,194	3
Travel Technology, LLC, Atlanta, Georgia, USA	100.0	—	—	—	—
TripIt LLC, Wilmington, Delaware, USA	100.0	—	—	—	—
TRX, Inc., Atlanta, Georgia, USA	100.0	1,303	–228	15,346	169
TRX Data Service, Inc., Glen Allen, Virginia, USA	100.0	—	—	—	—
TRX Fulfillment Services, LLC, Atlanta, Georgia, USA	100.0	—	—	—	—
TRX Technology Services, L.P., Atlanta, Georgia, USA	100.0	—	—	—	—
ASIA PACIFIC JAPAN
Ariba India Pvt. Ltd., Gurgaon, India	100.0	6,937	937	3,556	42
Ariba International Singapore Pte. Ltd., Singapore, Singapore	100.0	4,400	–508	–5,865	18
Ariba Software Technology Services (Shanghai) Co. Ltd., Shanghai, China	100.0	2,067	779	1,504	4
Ariba Technologies India Pvt. Ltd., Bangalore, India	100.0	30,289	2,679	9,710	665

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
Beijing Zhang Zhong Hu Dong Information Technology Co. Ltd., Beijing, China3)	0	1,256	65	1,030	6
Business Objects Software (Shanghai) Co. Ltd., Shanghai, China	100.0	7,003	155	8,905	96
ClearTrip Private Limited, Mumbai, India	54.2
Concur (Japan) Ltd., Bunkyo-ku, Japan	75.0	298	–287	3,610	43
Concur (New Zealand) Limited, Wellington, New Zealand	100.0	—	1	–4	—
Concur (Philippines) Inc., Makati City, Philippines	100.0	1,133	52	1,869	798
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100.0	1,204	44	–888	73
Concur Technologies (Hong Kong) Ltd, Hong Kong, China	100.0	279	12	304	18
Concur Technologies (India) Private Limited, Bangalore, India	100.0	712	61	394	400
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100.0	377	19	829	13
ConTgo Pty. Ltd., Sydney, Australia	100.0	–2	–2	–212	—
Fieldglass AsiaPac PTY Ltd, Brisbane, Australia	100.0	3,443	–69	–492	26
hybris Australia Pty Limited, Surry Hills, Australia	100.0	7,425	190	412	23
hybris Hong Kong Ltd., Hong Kong, China	100.0	3,194	–53	503	11
hybris Japan K.K., Tokyo, Japan	100.0	2,697	36	–71	10
Nihon Ariba K.K., Tokyo, Japan	100.0	3,079	–16	1,400	15
Plateau Systems Australia Ltd, Brisbane, Australia	100.0	—	—	–584	—
Plateau Systems Pte. Ltd., Singapore, Singapore	100.0	—	—	–473	—
PT SAP Indonesia, Jakarta, Indonesia	99.0	50,444	4,140	7,600	55
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0	—	–19	—	—
Quadrem Asia Pte. Ltd., Singapore, Singapore	100.0	—	–4	—	—
Quadrem Australia Pty Ltd., Brisbane, Australia	100.0	3,448	205	3,343	—
Quadrem China Ltd., Hong Kong, China	100.0	—	—	—	—
Ruan Lian Technologies (Beijing) Co. Ltd., Beijing, China	100.0	117	12	–1,007	—
SAP (Beijing) Software System Co. Ltd., Beijing, China	100.0	574,096	–32,651	–9,435	4,231
SAP Asia Pte Ltd, Singapore, Singapore	100.0	314,717	–8,132	78,223	1,033
SAP Asia (Vietnam) Co. Ltd., Ho Chi Minh City, Vietnam	100.0	2,006	98	706	47
SAP Australia Pty Ltd, Sydney, Australia	100.0	534,203	–9,262	231,758	866
SAP Hong Kong Co. Limited, Hong Kong, China	100.0	48,083	–6,578	–13,540	106

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0	—	18,596	278	—
SAP India Private Limited, Bangalore, India	100.0	380,610	19,978	218,328	1,822
SAP Japan Co. Ltd., Tokyo, Japan	100.0	599,709	31,491	440,325	1,026
SAP Korea Ltd., Seoul, South Korea	100.0	209,026	1,737	22,645	356
SAP Labs India Private Limited, Bangalore, India	100.0	205,749	12,151	7,233	4,847
SAP Labs Korea, Inc., Seoul, South Korea	100.0	16,193	558	19,676	120
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	103,687	5,613	11,758	118
SAP New Zealand Limited, Auckland, New Zealand	100.0	76,095	5,446	52,808	103
SAP Philippines, Inc., Makati, Philippines	100.0	38,545	–2,832	–919	147
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok, Thailand	100.0	81,508	2,848	15,845	63
SAP Taiwan Co. Ltd., Taipei, Taiwan	100.0	90,469	14,098	46,933	128
Shanghai SuccessFactors Software Technology Co., Ltd., Shanghai, China	100.0	15,738	1,578	1,990	189
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0	3,403	82	107	101
SuccessFactors Asia Pacific Limited, Hong Kong, China	100.0	6	—	–571	—
SuccessFactors Australia Holdings Pty Ltd., Brisbane, Australia	100.0	—	–3,195	–17,912	—
SuccessFactors Australia Pty Limited, Brisbane, Australia	100.0	21,976	837	8,825	109
SuccessFactors Business Solutions India Private Limited, Bangalore, India	100.0	12,128	215	684	219
SuccessFactors Hong Kong Limited, Hong Kong, China	100.0	2,013	83	1,634	—
SuccessFactors Japan K.K., Tokyo, Japan	100.0	3,025	–107	–94	14
SuccessFactors Singapore Pte. Ltd., Singapore, Singapore	100.0	4,240	179	342	19
Sybase Hong Kong Ltd, Hong Kong, China	100.0	—	–2	—	—
Sybase India Ltd., Mumbai, India	100.0	—	4	2,354	—
Sybase Philippines, Inc., Makati City, Philippines	100.0	—	2	–7	—
Sybase Software (China) Co. Ltd., Beijing, China	100.0	22,405	–2,571	16,501	296
Sybase Software (India) Private Ltd, Mumbai, India	100.0	14,586	1,199	10,638	228
TRX Technologies India Private Limited, Raman Nagar, India	100.0	—	–50	1,845	1

As at December 31, 2014	Ownership	Total Revenue in 20141)	Profit/Loss (-) after Tax for 20141)	Total Equity as at 12/31/20141)	Number of Employees as at 12/31/20142)
Name and Location of Company	%	€(000)	€(000)	€(000)
II. JOINT OPERATIONS AND INVESTMENTS IN ASSOCIATES
Alteryx, Inc., Irvine, California, USA	13.89	30,045	–8,191	11,497	182
China DataCom Corporation Limited, Guangzhou, China	28.30	36,934	–3,658	37,418	880
Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands	5.35	315	–769	339,250	—
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00	24,582	1,281	14,440	—
SAP - NOVABASE, A.C.E., Porto Salvo, Portugal	66.66	—	—	5	—
Yapta, Inc., Seattle, Washington, USA	46.60

1)

These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2)	As at December 31, 2014, including managing directors, in FTE.

3)	Agreements with the other shareholders provide that SAP SE fully controls the entity.

4)

SAP SE does not hold any ownership interests in four structured entities, SAPV (Mauritius), Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P. and Sapphire Ventures Fund II, L.P. However, based on the terms of limited partnership agreements under which these entities were established, SAP SE is exposed to the majority of the returns related to their operations and has the current ability to direct these entities’ activities that affect these returns, in accordance with IFRS 10. Accordingly, the results of operations are included in SAP’s consolidated financial statements.

5)	Entity whose personally liable partner is SAP SE.

6)	Entity with profit and loss transfer agreement.

7)

Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit and the requirement of public disclosure.

8)

Pursuant to sections 479A to 479C of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2014.

As at December 31, 2014
Name and Location of Company
III. OTHER EQUITY INVESTMENTS (ownership of 5% or more)
Alchemist Accelerator Fund I LLC, San Francisco, California, USA
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners L.P., Cambridge, Massachusetts, USA
ArisGlobal Holdings LLC, Stamford, Connecticut, USA
Convercent, Inc., Denver, Colorado, USA
Costanoa Venture Capital II L.P., Palo Alto, California, USA
Data Collective II L.P., San Francisco, California, USA
Data Collective III L.P., San Francisco, California, USA

As at December 31, 2014
Name and Location of Company
EIT ICT Labs GmbH, Berlin, Germany
Evature Technologies (2009) Ltd., Ramat Gan, Israel
Five 9, Inc., San Ramon, California, USA
Follow Analytics, Inc., San Francisco, California, USA
GK Software AG, Schöneck, Germany
InnovationLab GmbH, Heidelberg, Germany
iTAC Software AG, Dernbach, Germany
iYogi Holdings Pvt. Ltd., Port Louis, Mauritius
Jibe, Inc., New York, New York, USA
Kaltura, Inc., New York, New York, USA
Krux Digital, Inc., San Francisco, California, USA
Lavante, Inc., San Jose, California, USA
MuleSoft, Inc., San Francisco, California, USA
MVP Strategic Partnership Fund GmbH & Co. KG, Grünwald, Germany
Narrative Science, Inc., Chicago, Illinois, USA
Nor1, Inc., Santa Clara, California, USA
On Deck Capital, Inc., New York, New York, USA
Onventis GmbH, Stuttgart, Germany
OpenX Software Limited, Pasadena, California, USA
Patent Quality, Inc., Bellevue, Washington, USA
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Post for Systems, Cairo, Egypt
Realize Corporation, Tokyo, Japan
Retail Solutions, Inc. (legal name: T3C, Inc.), Mountain View, California, USA
Return Path, Inc., New York, New York, USA
RideCharge, Inc., Alexandria, Virginia, USA
Rome2rio Pty. Ltd., Albert Park, Australia
Room 77, Inc., Mountain View, California, USA
Scytl, S.A., Barcelona, Spain
Smart City Planning, Inc., Tokyo, Japan
Socrata, Inc., Seattle, Washington, USA
StayNTouch Inc., Bethesda, Maryland, USA
Storm Ventures V, L.P., Menlo Park, California, USA
SV Angel IV L.P., San Francisco, California, USA
TableNow, Inc., San Francisco, California, USA
Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
The SAVO Group Ltd., Chicago, Illinois, USA
Ticketfly, Inc., San Francisco, California, USA
TidalScale, Inc., Santa Clara, California, USA
Trover, Inc., Seattle, Washington, USA
Upfront V, LP, Santa Monica, California, USA
Visage Mobile, Inc., Larkspur, California, USA
Zend Technologies, Ltd., Ramat Gan, Israel