Form 20-F
period 2017-12-31
SAP SE
filed 2018-02-28
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑                           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

☐                           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………
For the transition period from_______to________

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

650-849-4000 (Tel), 650-843-2041 (Fax)

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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2017)**

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑          Accelerated filer ☐          Non-accelerated filer ☐          Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

**           Including 35,098,989 treasury shares.

[THIS PAGE INTENTIONALLY LEFT BLANK]

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2017, which was US$1.2022 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. The rate used for the convenience translations also differs from the currency exchange rates used for the preparation of the Consolidated Financial Statements. This convenience translation is not a requirement under International Financial Reporting Standards (IFRS) and, accordingly, our independent registered public accounting firm has not audited these US$ amounts. For information regarding recent rates of exchange between euro and dollars, see “Item 3. Key Information — Exchange Rates.” On February 9, 2018, the Noon Buying Rate for converting euro to dollars was US$1.2226 per €1.00.

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

SAP, ABAP, Adaptive Server, Advantage Database Server, Afaria, Ariba, Business ByDesign, BusinessObjects, ByDesign, Concur, Crystal Reports, ExpenseIt, Fieldglass, hybris, PartnerEdge, PowerBuilder, PowerDesigner, Quadrem, R/3, Replication Server, SAP BusinessObjects Explorer, SAP Business Workflow, SAP EarlyWatch, SAP Fiori, SAP HANA, SAP Jam, SAP Leonardo, SAP Lumira, SAP NetWeaver, SAP S/4HANA, SAP Vora, SAPPHIRE, SAPPHIRE NOW, SQL Anywhere, SuccessFactors, The Best-Run Businesses Run SAP, TravelTrax, TripIt, TripLink, TwoGo, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in

Germany and other countries.

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

Forward-Looking Statements

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

–        Uncertainty in the global economy, financial markets, social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions of our business operations or have a negative impact on our business, financial position, profit, and cash flows.

–        Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

–        Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, could have an adverse effect on our business, financial position, profit, cash flows, and reputation. Moreover, similar adverse effects could result if we are unable to adequately protect or enforce our own intellectual property.

–        Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent employee behavior could seriously harm our business, financial position, profit, and reputation.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements; Expected Developments section; Risk Factors section; and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Integrated Report should be considered, as well as all of our other filings with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), Gartner, the European Central Bank (ECB), and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, Gartner, ECB, IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, Gartner, ECB, IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Factors section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

Performance Management System

We use various performance measures to manage our performance with regard to our primary financial objectives, which are growth and profitability, and our primary non-financial objectives, which are customer loyalty and employee engagement. We view growth and profitability as indicators of our current performance, while we see customer loyalty and employee engagement as indicators of our future performance.

Measures We Use to Manage Our Financial Performance

Measures We Use to Manage Our Operating Financial Performance

In 2017, we used the following key measures to manage our operating financial performance:

Cloud subscriptions and support revenue (non-IFRS): This revenue driver comprises the main revenues of our fast-growing cloud business. We generate cloud subscriptions and support revenue when we provide software functionality in a cloud-based infrastructure (software as a service, or SaaS) to our customers; when we provide our customers with access to a cloud-based infrastructure to develop, run, and manage applications (platform as a service, or PaaS); and also when we provide hosting services for software hosted by SAP (infrastructure as a service, or IaaS). Cloud subscriptions and support revenue is also generated by providing additional premium cloud subscription support beyond the regular support that is embedded in basic cloud subscription fees as well as by providing business network services to our customers. We use the cloud subscriptions and support revenue (non-IFRS) measure at both actual currencies and constant currencies.

Cloud and software revenue (non-IFRS): We use cloud and software revenue (non-IFRS) expressed in both actual currencies and constant currencies to measure our revenue growth. Our cloud and software revenue includes cloud subscriptions and support revenue plus software licenses and support revenue. Cloud subscriptions and support revenue and software revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers that buy software licenses also enter into related support contracts, and these generate recurring revenue in the form of support revenue after the software sale. Support contracts cover standardized support services that comprise unspecified future software updates and enhancements. Software licenses revenue as well as cloud subscriptions and support revenue also tend to stimulate services revenue, which is earned by providing customers with professional services, premium engagement services, training services, messaging services, and payment services.

Total revenue (non-IFRS): We use nominal total revenue (non-IFRS) and total revenue at constant currencies (non-IFRS) to measure our growth. The total of cloud subscriptions and support revenue and software support revenue divided by total revenue is the share of more predictable revenue. This measure provides additional insight into our sustained business success.

New cloud bookings: For our cloud activities, we also look at new cloud bookings (both in actual currencies and constant currencies). This measure reflects the committed order entry from new customers and from incremental purchases by existing customers for offerings that generate cloud subscriptions and support revenue. In this way, it is an indicator of cloud-related sales success in a given period and of secured future cloud subscriptions and support revenue. We focus primarily on the average contract value variant of the new cloud bookings measure that generally takes into account annualized amounts for contracts. There are no comparable IFRS measures for these bookings metrics.

Cloud backlog: In addition to new cloud bookings, we use the measure “cloud backlog” to evaluate our sales success in the cloud business. We define cloud backlog as a measure that represents the volume of business that, as of period end, is contracted but not yet billed.

Operating profit (non-IFRS): We use operating profit (non-IFRS) expressed in both actual currencies and constant currencies to measure our overall operational process efficiency and overall business performance.

Cloud subscriptions and support gross margin (non-IFRS): We use our cloud subscriptions and support gross margin (non-IFRS) to measure our process efficiency in our cloud business. Cloud subscriptions and support gross margin (non-IFRS) is the ratio of our cloud subscriptions and support gross profit (non-IFRS) to cloud subscriptions and support revenue (non-IFRS), expressed as a percentage.

Operating margin (non-IFRS): We use operating margin to measure our overall operational efficiency. Operating margin (non-IFRS) is the ratio of our operating profit (non-IFRS) to total revenue (non-IFRS), expressed as a percentage.

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

Days Sales Outstanding (DSO): We manage working capital by controlling the DSO of trade receivables. Days sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

Measures We Use to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS) (IFRS and non-IFRS): EPS measures our overall performance because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding. EPS is influenced not only by our operating and non-operating business and income taxes but also by the number of shares outstanding.

Effective tax rate (IFRS and non-IFRS): We define our effective tax rate as the ratio of income tax expense to profit before tax, expressed as a percentage.

Operating, investing, and financing cash flows and free cash flow: Our consolidated statement of cash flows provides insight into how we generate and use cash and cash equivalents. When applied in conjunction with the other primary financial statements, it provides information that helps us evaluate the changes in our net assets, our financial structure (including our liquidity and solvency), and our ability to affect the amounts and timing of cash flows to adapt to changing circumstances and opportunities. We use our free cash flow measure to determine the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. This measure provides management with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities minus purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment.

Measures We Use to Manage Our Non-Financial Performance

In 2017, we used the following key measures to manage our non-financial performance in the areas of customer loyalty, employee engagement, and leadership trust:

Customer Net Promoter Score (Customer NPS): This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from our annual customer survey that identifies, on a scale of 0–10, whether a customer is loyal and likely to recommend SAP to friends or colleagues, is neutral, or is unhappy. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0 to 6. The method ignores “passives”, that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the Customer NPS methodology.

Employee Engagement Index: We use this index to measure the motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. The index is derived from an annual survey of our employees. Applying this measure is recognition that our growth strategy depends on engaged employees.

Leadership Trust Score: We use this score to further enhance accountability and to measure our collective effort to foster a work environment based on trust. It is derived from a question in our annual global employee survey that gauges employees’ trust in our leaders. We measure leadership trust by using the same methodology as we do to compute the Net Promoter Score (NPS).

Value-Based Management

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision-makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our short-term and mid-term planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level. In a first step, the resulting financial plan is broken down into (i) our deployment models “On Premise,” “Software as a Service/Platform as a Service,” “Infrastructure as a Service,” and “Business Networks”; and (ii) functions such as development, sales, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the areas of functional responsibility of the individual members of the Executive Board (the board areas). If a board area represents not only a functional department but also has a responsibility for operating segments within this board area (for example, SAP Business Network segment), the allocation is done at the lower segment level. Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets and to reflect endogenous and exogenous factors. Such budget adjustments, as well as the Executive Board’s performance assessment, are handled at the board area level or at the lower level within a board area if representing an operating segment as outlined above. It is then the individual board member’s responsibility to break down the allocated budget adjustments. Based on an integrated portfolio process running in parallel to the budgeting process, we ensure aligned investment behavior across board areas with regards to specific solutions or solution areas. In a final step, customer-facing revenue targets and cost of sales and marketing targets are broken down into sales regions.

Based on our detailed annual plans, we determine the budget for the respective year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our financial goals, and to identify any deviations from plan. We continuously monitor the affected units in the Group to analyze these developments and define any appropriate actions. Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

Explanation of Non-IFRS Measures

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, or superior to, our IFRS financial measures.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results. We use non-IFRS revenue and profit measures consistently in our internal planning and forecasting, reporting, and compensation, as well as in our external communications, as follows:

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

–        Both our internal performance targets and the guidance we provide to the capital markets are based on non-IFRS revenue and profit measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Revenue (Non-IFRS)

Non-IFRS revenue measures have been adjusted from the respective IFRS financial measures by including the full amount of software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenue that we are not permitted to record as revenue under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

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

Operating Expense (Non-IFRS)

Operating expense numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

–         Acquisition-related charges

▪         Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

▪         Settlements of preexisting business relationships in connection with a business combination

▪         Acquisition-related third-party expenses

–         Share-based payment expenses

–         Restructuring expenses, that is, expenses resulting from measures which comply with the definition of restructuring according to IFRS.

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS), operating margin (non-IFRS), and earnings per share (non-IFRS) when evaluating SAP’s continuing operational performance because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. For similar reasons, we eliminate share-based payment expenses as these costs are impacted by share price developments and other factors outside our control. We also eliminate restructuring expenses because they are volatile and mostly cannot be influenced by management at levels below the Executive Board.

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

Constant Currencies Information

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

We calculate constant currencies measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period.

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance.

Free Cash Flow

€ millions	2017	2016	Δ in%
Net cash flows from operating activities	5,045	4,628	9
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–1,275	–1,001	27
Free cash flow	3,770	3,627	4

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

–         Our revenue (non-IFRS), expense (non-IFRS), and profit (non-IFRS) measures, along with the “new cloud bookings” and “cloud backlog” measures (see above) provide investors with insight into management’s decision making because management uses these measures to run our business and make financial, strategic, and operating decisions. We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to facilitate comparisons of SAP’s operating performance from period to period.

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

Limitations of Non-IFRS Measures

We believe that our non-IFRS financial measures described above have limitations including but not limited to the following:

–         Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost for the following reasons:

▪         While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.

▪         While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.

▪         The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.

▪         The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP enter into material business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP perform restructurings in the future.

▪         The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers as these combine our revenue (non-IFRS) and expenses (non-IFRS) despite the absence of a common conceptual basis.

▪         Our restructuring charges resulted in significant cash outflows in the past and could do so in the future. The same applies to our share-based payment expense because most of our share-based payments are settled in cash rather than shares.

▪         The valuation of our cash-settled share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.

▪         In the past, we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring although the amounts usually change from period to period.

We believe that constant currencies measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance. Therefore, we limit our use of constant currencies measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currencies and nominal measures of revenue (non-IFRS) and operating profit (non-IFRS) measures on the one hand, and changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering nominal and constant currencies non-IFRS measures only in addition to, and not as a substitute for or superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Despite these limitations, we believe that the presentation of our non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provide useful information to management and investors regarding present and future business trends relating to our financial condition and results of operations.

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years Ended December 31

Due to rounding, the sum of the numbers presented in the following table might not precisely equal the totals we provide.

€ millions, unless otherwise stated					2017			2016
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Revenue measures
Cloud subscriptions and support	3,769	2	3,771	59	3,831	2,993	2	2,995
Software licenses	4,872	0	4,872	111	4,983	4,860	2	4,862
Software support	10,908	0	10,908	97	11,005	10,571	1	10,572
Software licenses and support	15,780	0	15,781	207	15,988	15,431	3	15,434
Cloud and software	19,549	3	19,552	267	19,819	18,424	5	18,428
Services	3,911	0	3,911	34	3,946	3,638	0	3,638
Total revenue	23,461	3	23,464	301	23,765	22,062	5	22,067

Operating expense measures
Cost of cloud subscriptions and support	–1,660	233	–1,427			–1,313	247	–1,066
Cost of software licenses and support	–2,234	190	–2,044			–2,182	238	–1,944
Cost of cloud and software	–3,893	423	–3,471			–3,495	485	–3,010
Cost of services	–3,158	166	–2,991			–3,089	113	–2,976
Total cost of revenue	–7,051	589	–6,462			–6,583	598	–5,985
Gross profit	16,410	592	17,001			15,479	603	16,081
Research and development	–3,352	281	–3,072			–3,044	201	–2,843
Sales and marketing	–6,924	700	–6,225			–6,265	549	–5,716
General and administration	–1,075	138	–936			–1,005	119	–886
Restructuring	–182	182	0			–28	28	0
Other operating income/expense, net	1	0	1			–3	0	–3
Total operating expenses	–18,584	1,889	–16,694	–151	–16,845	–16,928	1,494	–15,434

Profit numbers
Operating profit	4,877	1,892	6,769	151	6,920	5,135	1,498	6,633
Other non-operating income/expense, net	–36	0	–36			–234	0	–234
Finance income	463	0	463			230	0	230
Finance costs	–278	0	–278			–268	0	–268
Financial income, net	185	0	185			–38	0	–38
Profit before tax	5,026	1,892	6,918			4,863	1,498	6,361
Income tax expense	–970	–592	–1,563			–1,229	–474	–1,703
Profit after tax	4,056	1,300	5,356			3,634	1,024	4,658
Attributable to owners of parent	4,018	1,300	5,318			3,646	1,024	4,671
Attributable to non-controlling interests	38	0	38			–13	0	–13

Key ratios
Operating margin (in %)	20.8		28.9		29.1	23.3		30.1
Effective tax rate (in %)	19.3		22.6			25.3		26.8
Earnings per share, basic (in €)	3.36		4.44			3.04		3.90

Non-IFRS Adjustments by Functional Areas

€ millions					2017					2016
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–3,893	307	115	0	–3,471	–3,495	395	89	0	–3,010
Cost of services	–3,158	8	158	0	–2,991	–3,089	12	101	0	–2,976
Research and development	–3,352	11	269	0	–3,072	–3,044	10	190	0	–2,843
Sales and marketing	–6,924	258	442	0	–6,225	–6,265	257	292	0	–5,716
General and administration	–1,075	3	135	0	–936	–1,005	6	113	0	–886
Restructuring	–182	0	0	182	0	–28	0	0	28	0
Other operating income/expense, net	1	0	0	0	1	–3	0	0	0	–3
Total operating expenses	–18,584	587	1,120	182	–16,694	–16,928	680	785	28	–15,434

1) Share-based payments

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2017. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros. Financial data as of and for the year ended December 31, 2017 has been translated into U.S. dollars for the convenience of the reader.

SELECTED FINANCIAL DATA: IFRS
millions, unless otherwise stated	2017(1) US$	2017 €	2016 €	2015 €	2014 €	2013 €
Income Statement Data: Years ended December 31,
Cloud subscriptions and support revenue	4,531	3,769	2,993	2,286	1,087	696
Software licenses and support revenue	18,971	15,780	15,431	14,928	13,228	12,809
Cloud and software revenue	23,502	19,549	18,424	17,214	14,315	13,505
Total revenue	28,205	23,461	22,062	20,793	17,560	16,815
Operating profit	5,864	4,877	5,135	4,252	4,331	4,479
Profit after tax	4,876	4,056	3,634	3,056	3,280	3,325
Profit attributable to owners of parent	4,830	4,018	3,646	3,064	3,280	3,326
Earnings per share(2)
Basic in €	4.03	3.36	3.04	2.56	2.75	2.79
Diluted in €	4.03	3.35	3.04	2.56	2.74	2.78
Other Data:
Weighted-average number of shares outstanding
Basic	1,197	1,197	1,198	1,197	1,195	1,193
Diluted	1,198	1,198	1,199	1,198	1,197	1,195
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	4,822	4,011	3,702	3,411	3,328	2,748
Total assets(3)	51,090	42,497	44,277	41,390	38,565	27,091
Current financial liabilities(4)	1,877	1,561	1,813	841	2,561	748
Non-current financial liabilities(4)	6,051	5,034	6,481	8,681	8,980	3,758
Issued capital	1,477	1,229	1,229	1,229	1,229	1,229
Total equity	30,704	25,540	26,397	23,295	19,534	16,048

(1) Amounts presented in US$ have been translated for the convenience of the reader at €1.00 to US$1.2022, the Noon Buying Rate for converting €1.00 into dollars on December 31, 2017. See “Item 3. Key Information — Exchange Rates” for recent exchange rates between the Euro and the dollar.

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

Exchange Rates

The sales prices for our ordinary shares traded on German stock exchanges are denominated in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar affect the dollar equivalent of the euro price of the ordinary shares traded on the German stock exchanges and, as a result, may affect the price of the ADRs traded on the NYSE in the United States. See “Item 9. The Offer and Listing” for a description of the ADRs. In addition, SAP SE pays cash dividends, if any, in euro. As a result, any exchange rate fluctuations will also affect the dollar amounts received by the holders of ADRs on the conversion into dollars of cash dividends paid in euro on the ordinary shares represented by the ADRs. Deutsche Bank Trust Company Americas is the depositary (the Depositary) for SAP SE’s ADR program. The deposit agreement with respect to the ADRs requires the Depositary to convert any dividend payments from euro into dollars as promptly as practicable upon receipt. For additional information on the Depositary and the fees associated with SAP’s ADR program see “Item 12. Description of Securities Other Than Equity Securities — American Depositary Shares.”

For details on the impact of exchange rate fluctuations see “Item 5. Operating and Financial Review and Prospects — Foreign Currency Exchange Rate Exposure”.

The following table sets forth (i) the average, high and low Noon Buying Rates for the euro expressed as U.S. dollars per €1.00 for the past five years on an annual basis and (ii) the high and low Noon Buying Rates on a monthly basis from July 2017 through and including February 9, 2018.

Year	Average(1)	High	Low
2013	1.3303	1.3816	1.2774
2014	1.3210	1.3927	1.2101
2015	1.1032	1.2015	1.0524
2016	1.1029	1.1516	1.0375
2017	1.1396	1.2041	1.0416

(1) The average of the applicable Noon Buying Rates on the last day of each month during the relevant period.

Month	High	Low
2017
July	1.1826	1.1336
August	1.2025	1.1703
September	1.2041	1.1747
October	1.1847	1.1580
November	1.1936	1.1577
December	1.2022	1.1725
2018
January	1.2488	1.1922
February (through February 9, 2018)	1.2482	1.2226

The Noon Buying Rate on February 9, 2018 was US$1.2226 per €1.00.

Dividends

Dividend Distribution Policy

Dividends are jointly proposed by SAP SE’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP SE’s year-end stand-alone statutory financial statements, subject to approval by the Annual General Meeting of Shareholders. Dividends are officially declared for the prior year at SAP SE’s Annual General Meeting of Shareholders. SAP SE’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Beginning with the dividends payable for the 2016 fiscal year and in accordance with a change of the German Stock Corporation Act that aims to implement joint market standards in Europe for corporate actions processing, dividends are remitted to the custodian bank on behalf of the shareholders on the third business day following the Annual General Meeting of Shareholders.  Record holders of the ADRs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

Dividends paid to holders of the ADRs may be subject to German withholding tax. See “Item 10. Additional Information — Taxation,” for further information.

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2013	1.00		1.37	(1)
2014	1.10		1.22	(1)
2015	1.15		1.30	(1)
2016	1.25		1.37	(1)
2017 (proposed)	1.40	(2)	1.71	(2), (3)

(1) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2) Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 17, 2018.

(3) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 9, 2018 of US$1.2226 per €1.00. The dividend paid may differ due to changes in the exchange rate.

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

Risk Factors

Economic, Political, Social, and Regulatory Risks

Uncertainty in the global economy, financial markets, social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions of our business operations or have a negative impact on our business, financial position, profit, and cash flows.

As a global company, we are influenced by multiple factors that are difficult to predict and beyond our influence and control. Any of these factors could have a significant adverse effect on the local economy and beyond.

These events could lead to risks in the following areas, among others:

–        General economic, political, social, environmental, market conditions, and unrest (for example, Turkey, Venezuela, UK/ Brexit)

–        Continued deterioration in global economic conditions (impact on accurate forecast) or budgetary constraints of national governments

–        Financial market volatility episodes, global economic crises and chronic fiscal imbalances, slowing economic conditions, or disruptions in emerging markets

–        Higher credit barriers for customers, reducing their ability to finance software purchases

–        Increased number of bankruptcies among customers, business partners, and key suppliers

–        Terrorist attacks or other acts of violence, natural disasters, pandemic diseases impacting our business

Any of these events could have an adverse effect on our business operations, financial position, profit, and cash flows.

Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

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

Our business in these countries is subject to numerous risks inherent to international business operations. Among others, these risks include:

–        Possible tax constraints impeding business operations in certain countries

–        Changes in accounting standards and tax laws including, but not limited to, conflict and overlap among tax regimes measures as well as the introduction of new tax concepts that harm digitized business models

–        Discriminatory, protective, or conflicting fiscal policies and tax laws, such as certain protectionist measures included in the U.S. Tax Reform which was enacted end of 2017 and involves uncertainties as to how the U.S. government will implement the new law

–        Workforce restrictions resulting from changing laws and regulations, from political decisions (such as Brexit, government elections), or through required works council involvements, labor union approvals, and immigration laws in different countries

–        Protectionist trade policies, import and export regulations, and trade sanctions (such as in Russia), and embargoes (such as in Iran) including, but not limited to, country-specific software certification requirements

–        Violations of country-specific sanctions (such as the UN sanction against North Korea or the United States’ sanction requirements against Iran and certain other countries)

–        Compliance with and stringent enforcement of laws and regulations (including interpretations), implications of government elections, lack of reforms, data protection and privacy rules, regulatory requirements and standards (such as the Payment Card Industry Data Security Standard (PCI DSS))

–        Expenses associated with the localization of our products and compliance with local regulatory requirements

–        Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

In 2017, an investigation was initiated and is ongoing with regards to potential sanction violations. For more information relating to the potential sanctions violations noted above, see the Notes to the Consolidated Financial Statements, Note (23).

As we expand into new countries and markets or extend our business activities in these markets, including emerging markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement are continuing to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations could involve significant costs or require changes in products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial position, profit, and cash flows.

Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, could have an adverse effect on our business, financial position, profit, cash flows, and reputation. Moreover, similar adverse effects could result if we are unable to adequately protect or enforce our own intellectual property.

We believe that we will continuously be subject to claims and lawsuits, including intellectual property infringement claims, as our solution portfolio grows; as we acquire companies with increased use of third-party code including open source code; as we expand into new industries with our offerings, resulting in greater overlap in the functional scope of offerings; and as non-practicing entities that do not design, manufacture, or distribute products increasingly assert intellectual property infringement claims. Moreover, protecting and defending our intellectual property is crucial to our success.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain and could lead, for example, to the following risks:

–        Claims and lawsuits being brought against us, including claims and lawsuits involving businesses we have acquired

–        We might be dependent in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers

–        Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights or that we are overusing or misusing licenses to these technologies

–        We integrate certain open source software components from third parties into our software. Open source licenses might require that the software code in those components or the software into which they are integrated be freely accessible under open source terms

–        Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. In addition, proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Moreover, the laws and courts of certain countries might not offer effective means to enforce our legal or intellectual property rights. Finally, SAP may not be able to collect all judgments awarded to it in legal proceedings

–        Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners, or other third parties

Third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us or brought against us in the future that could hinder our ability to conduct our business and could have an adverse effect on our reputation, business, financial position, profit, and cash flows. Third parties could require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation. Third-party claims might require us to make freely accessible under open source terms one of our products or third-party (non-SAP) software upon which we depend.

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

As a global software and service provider, SAP is required to comply with local laws wherever SAP does business. With regard to data protection requirements, in May 2016, the EU enacted a “General Data Protection Regulation” (GDPR) with the aim of further harmonizing data protection laws across the EU. The GDPR will be directly applicable law in all EU and EEA member states as of May 25, 2018, after a two-year transition period. Within limits, member states can supplement the GDPR with additional national rules.

Non-compliance with applicable data protection and privacy laws, in particular the EU GDPR, by SAP and/or any of the subcontractors engaged by SAP for the processing of personal data could lead, for example, to risks in the following areas:

–        Mandatory disclosures of breaches to affected individuals, customers, and data protection supervisory authorities

–        Investigations and administrative measures by data protection supervisory authorities, such as the instruction to alter or stop non-compliant data processing activities, including the instruction to stop using non-compliant subcontractors

–        Fines of up to 4% of SAP’s annual Group turnover

–        Damage claims by customers

–        Harm to SAP’s reputation

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Corporate Governance and Compliance Risks

Our controls and efforts to prevent the unauthorized disclosure of confidential information might not be effective.

Confidential information and internal information related to topics such as our strategy, new technologies, mergers and acquisitions, unpublished financial results, customer data, or personal data, could be disclosed prematurely or inadvertently and subsequently lead to market misperception and volatility.

Such disclosure could lead to risks in the following areas, among others:

–        Disclosure of confidential information and intellectual property, defective products, production downtimes, supply shortages, and compromised data (including personal data) through, for example, inappropriate usage of social media by employees

–        Requirement to notify multiple regulatory agencies and comply with applicable regulatory requirements and, where appropriate, the data owner

Any one or more of these events could have an adverse effect on our market position and lead to fines and penalties. In addition, this could have an adverse effect on our business, reputation, financial position, profit, and cash flows.

Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent employee behavior could seriously harm our business, financial position, profit, and reputation.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, and adherence to recognized standards of business integrity. The SAP Code of Business Conduct, adopted by the Executive Board on January 29, 2003, and updated as necessary since then, memorialized and supplemented the already existing guidelines and expectations for the business behavior practiced at SAP.

However, we might for instance encounter the following risks associated with:

–        Non-compliance with our integrity standards and violation of compliance related rules, regulations, and legal requirements including, but not limited to, anticorruption and bribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt payments by employees, vendors, distributors, or agents

–        Unethical and fraudulent behavior of individual employees or partners leading to criminal charges, fines, and claims by injured parties also considering the ongoing investigations for example in South Africa, the Middle East, and North Africa

–        Collusion with external third parties, for example providing assistance in securing contracts

–        Fraud and corruption together with operational difficulties, especially in countries with a high Corruption Perceptions Index

–        Impact on business activities in regulated industries such as public sector, healthcare, banking, or insurance

Any one or more of these events could have an adverse effect on our business, reputation, financial position, share price, profit, and cash flows.

In 2017, SAP encountered situations that required clear messaging and strong action on non-compliance in the context of ethical behavior with the potential to harm our business. In South Africa, SAP is investigating its dealings with the public sector. For more information relating to the alleged anti-bribery law violations noted above, see the Notes to the Consolidated Financial Statements, Note (23).

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

We have identified risks in this context, including, but not limited to, the following:

–        Failure to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy

–        Failure to achieve communicated (2020 and 2025) targets for greenhouse gas emissions

–        Failure to maintain rating in sustainable investment indexes (Dow Jones Sustainability Indices and the CDP Climate Performance and Disclosure Leadership Indices)

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

Currently, except for Bill McDermott, Robert Enslin, and Jennifer Morgan all members of SAP SE’s Executive Board and all members of the Supervisory Board are non-residents of the United States. A substantial portion of the assets of SAP and our Board members are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident persons or SAP or to enforce against non-U.S. resident persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere might be unenforceable in Germany.

Financial Risks

Our sales and revenue conditions are subject to market fluctuations and our forecasts might not be accurate.

Our revenue and operating results can vary and have varied in the past, sometimes substantially, from quarter to quarter. Our revenue in general, and our software revenue in particular, is difficult to forecast for a number of reasons, and could lead to risks related to the following, among others:

–        Challenges in pipeline development and realization

–        Long sales cycles for many of our products

–        Timing issues with respect to the introduction of new products and services or product and service enhancements by SAP or our competitors

–        Large size, complexity, and extended settlement of individual customer transactions

–        Introduction/adaptation of licensing and deployment models such as cloud subscription models

–        Adoption of, and conversion to, new business models, leading from upfront payment models to an increase in pay-per-use or subscription-based payment models, thus the respective service period can typically range from one to three years, and in some cases, up to five years

–        Existing customers might cancel or not renew their maintenance contracts, or decide not to buy additional products and services

–        Changes in customer budgets or seasonality of technology purchases by customers

–        Decreased software sales that could have an adverse effect on related maintenance and services revenue

–        Shortfall in anticipated revenue or delay in revenue recognition or deployment models that require revenue to be recognized over an extended period of time

–        Inability of acquired companies to accurately predict their sales pipelines

–         High operating expenses or insufficient revenue generation to offset the significant research and development costs

In recent years, the trend has been towards an increased number of sales transactions, with the average deal size remaining more or less constant. However, the loss or delay of one or a few large opportunities could have an adverse effect on our business, financial position, profit, and cash flows.

External factors could impact our liquidity and increase the default risk associated with, and the valuation of, our financial assets.

Macroeconomic factors such as an economic downturn could have an adverse effect on our future liquidity. We use a globally centralized financial management approach to control financial risk, such as liquidity, exchange rate, interest rate, counterparty, and equity price risks. The primary aim is to maintain liquidity in the SAP Group at a level that is adequate to meet our obligations at any time.

However, adverse macroeconomic factors could increase the default risk associated with the investment of our total Group liquidity, and could lead to the following risks, among others:

–        Group liquidity shortages

–        Inability to repay financial debt

–        Increased default risk of financial investments, which might lead to significant impairment charges in the future

–        Limitation of operating and/or strategic financial flexibility

Any one or more of these events could have an impact on the value of our financial assets, which could have an adverse effect on our business, financial position, profit, and cash flows.

Management use of estimates could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to make numerous judgments, estimates, and assumptions that affect the reported financial figures.

These management decisions could lead to risks in the following areas, among others:

–        The facts and circumstances, as well as assumptions on which management bases these estimates and judgments and management’s judgment regarding the facts and circumstances, might change over time

This could result in significant changes in the estimates and judgments and, consequently, in the reported financials, and could have an adverse effect on our business, financial position, profit, and cash flows.

Current and future accounting pronouncements and other financial reporting standards, might negatively impact our financial results.

We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies.

This could lead to risks in the following areas, among others:

–        Not being able to react in a timely manner to new accounting pronouncements and financial reporting standards concerning revenue recognition (including the new IFRS 15 on revenue from contracts with customers that we will need to adopt in 2018)

–        Unpredictable changes in interpretation of standards

Any one or more of these events could have an adverse effect on our business, financial position, and profit.

As a globally operating company, SAP is subject to various financial risks related to currencies, interest rates, and share price fluctuations, which could negatively impact our business, financial position, profit, and cash flows.

Because we operate throughout the world, a significant portion of our business is conducted in foreign currencies. In 2017, approximately 72.4% of our revenue was attributable to operations in foreign currencies.  This foreign currency business therefore gets translated into our reporting currency, the euro.

This could lead to the following risks, among others:

–        Period-over-period fluctuations

–        Exchange rate risks with currency appreciation or depreciation

–        Interest rate fluctuation

–        Share price fluctuation impacting cash outflows for share based compensation payments

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Our insurance coverage might not be sufficient and uninsured losses may occur.

We maintain insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost.

Nevertheless, we could still be subject to risks in the following areas, among others:

–        Losses that might be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies

–        Inability to maintain adequate insurance coverage on commercially reasonable terms in the future

–        Certain categories of risks are currently not insurable at reasonable cost

–        No assurance of the financial ability of the insurance companies to meet their claim payment obligations

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

We could incur significant losses in connection with venture capital investments.

Through Sapphire Ventures (formerly SAP Ventures), our consolidated venture investment funds, we plan to continue investing in new and promising technology businesses.

This could lead to risks in the following areas, among others:

–        Investments could generate net losses and require additional expenditures from their investors

–        Changes to planned business operations might affect the performance of companies in which Sapphire Ventures holds investments

–        Tax deductibility of capital losses and impairment in connection with equity securities are often restricted, and could therefore have an adverse effect on our effective tax rate

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

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

–        changes in our externally communicated outlook and our midterm ambitions;

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

Human Capital Risks

If we are unable to attract, develop, retain, and effectively manage our geographically dispersed workforce, we might not be able to run our business and operations efficiently and successfully, or develop successful new solutions and services.

Our success is dependent on appropriate alignment of our planning processes for our highly skilled and specialized workforce and leaders, both male and female, adequate resource allocation, and our location strategy with our general strategy. In certain regions and specific technology and solution areas, we continue to set very high growth targets, depending on short-term and long-term skill requirements, taking infrastructure needs as well as local legal or tax regulations in consideration. Successful maintenance and expansion of our highly skilled and specialized workforce in the area of cloud is a key success factor for our transition to be the leading cloud company. The availability of such personnel as well as business experts is limited and, as a result, competition in our industry is intense.

We could face risks in the following areas, among others:

–        Failure to apply workforce planning processes, adequate resource allocation, and location strategy in alignment with our general strategy

–        Failure to identify, attract, develop, motivate, adequately compensate, and retain well-qualified and engaged personnel to scale to targeted markets

–        Failure to successfully maintain, upskill, and expand our highly skilled and specialized workforce

–        Poor succession management or failure to find adequate replacements

–        Loss of key personnel of acquired business

–        Failure to meet short-term and long-term workforce and skill requirements including achievements of internal gender diversity objectives

–        Lack of appropriate or inadequately executed benefit and compensation programs

–        Lack of availability and scalability of business experts and consultants

–        Mismatch of expenses and revenue due to changes in headcount and infrastructure needs, as well as local legal or tax regulations

–        Challenges with effectively managing a large distribution network of third-party companies

Any one or more of these events could reduce our ability to attract, develop, retain, and effectively manage our geographically dispersed workforce, which in turn could have an adverse effect on our business, financial position, profit, and cash flows.

Operational Business Risks

Sales and implementation of SAP software and services, including cloud, is subject to a number of significant risks sometimes beyond our direct control.

A core element of our business is the successful implementation of software and service solutions to enable our customers to master complexity and help our customers’ businesses run at their best. The implementation of SAP software and cloud-based service deliveries is led by SAP, by partners, by customers, or by a combination thereof.

However, we might encounter risks in the following areas, among others:

–        Implementation risks, if, for example implementations take longer than planned or fail to generate the profit originally expected, scope deviations, solution complexity, individual integration and migration needs or functional requirement changes, or insufficient milestone management and tracking leading to delays in timeline

–        Insufficient customer expectation management, including scope, integration capabilities and aspects as well as lack in purposeful selection, implementation, and utilization of SAP solutions

–        Lack of customer commitments and respective engagements, including lack of commitment of resources leading to delays or deviations from recommended best practices

–        Challenges to effectively implement acquired technologies

–        Protracted installation or significant third-party consulting costs

–        Improper calculations or estimates leading to costs exceeding the fees agreed in fixed-price contracts

–        Unrenderable services committed during the sales stage

–        Delayed customer payments due to differing perception on project outcome/results

–        Inadequate contracting and consumption models based on subscription models for services, support, and application management

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

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

These partnerships could lead to risks in the following areas, among others:

–        Failure to establish and enable a network of qualified partners supporting our scalability needs

–        Failure to get the full commitment of our partners might reduce speed and impact in market reach

–        Products or services model being less strategic and/or attractive compared to our competition

–        Partners might not renew agreements with us, or not enter into new agreements on terms acceptable to us or at all, or start competing with SAP

–        Failure to enable and train sufficient partner resources to promote, sell, and support to scale to targeted markets

–        Partners might not develop a sufficient number of new solutions and content on our platforms or might not provide high-quality products and services to meet customer expectations

–        Partners might not embed our solutions sufficiently enough to profitably drive product adoption, especially with innovations such as SAP S/4HANA and SAP Cloud Platform (formerly called SAP HANA Cloud Platform)

–        Partners might not adhere to applicable legal and compliance regulations

–        Partners might not meet quality requirements expected by our customers.

–        Partners might not transform their business model in accordance with the transformation of SAP’s business model in a timely manner

–        Partners might not be able or might not have capacity to meet customer expectations in terms of service provisioning

–        Partners might fail to abide to contract terms in embargoed or high-risk countries

If one or more of these risks materialize, this might have an adverse effect on the demand for our products and services as well as the partner’s loyalty and ability to deliver. As a result, we might not be able to scale our business to compete successfully with other software vendors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings, and related infrastructure against disruption or poor performance.

SAP is highly dependent on the availability of our infrastructure, and the software used in our cloud portfolio is inherently complex.

This could lead to risks in the following areas, among others:

–        Capacity shortage and SAP’s inability to deliver and operate cloud services in a timely and efficient way as expected by or committed to our customers

–        Customer concerns about the ability to scale operations for large enterprise customers

–        Defects or disruption to data center operations or system stability and availability

–        Interruptions in the availability of SAP’s cloud applications portfolio

–        System outages or downtimes, failure of the SAP network due to human or other errors, security breaches, or variability in user traffic for cloud applications

–        Hardware failures or system errors resulting in data loss, corruption, or incompletion of the collected information

–        Loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our cloud applications

–        Scalability demands on infrastructure and operation could lead to cost increase and margin impacts

–        Non-adherence to our quality standards in the context of partner co-location of data centers

–        Increased Total Cost of Ownership (TCO)

–        Non-compliance with applicable certification requirements, such as Payment Card Industry Data Security Standard (PCI-DSS)

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Undetected security vulnerabilities shipped and deployed within our products and infrastructure might cause damage to SAP and our customers and partners. Our cloud operations are dependent on a high-performance cyberspace. A cybersecurity breach or economic espionage could have an adverse effect on our customers, our reputation, and our business.

Customer systems or systems operated by SAP to provide services could potentially be compromised by vulnerabilities or cybersecurity breaches.

These kinds of occurrences could lead to risks in the following areas, among others:

–        Undetected security defects and vulnerabilities

–        Exposure of our business operations and service delivery by virtual attack, disruption, damage, and/or unauthorized access, theft, destruction, industrial and/or economic espionage, serious and organized crime, and other illegal activities, as well as violent extremism and terrorism

–        Abuse of data, social engineering, misuse, trespassers in our facilities, or systems could be rendered unusable

–        State-driven economic espionage or competitor-driven industrial espionage, and criminal activities including, but not limited to, cyberattacks and “mega breaches” against cloud services and hosted on-premise software

–        Disruptions to back-up, disaster recovery, and business continuity management processes

–        Customer concerns with regards to security capabilities and reliability

–        Failure to securely and successfully deliver cloud services by any cloud service provider could have a negative impact on customer trust in cloud solutions.

–        Increased response time for identified security issues due to complexity and interdependencies could lead to security threats for SAP and customers.

–        Customer systems or systems operated by SAP could potentially be compromised by vulnerabilities due to hacker exploitation.

–        Recovery costs as well as significant contractual and legal claims by customers, partners, authorities, and third-party service providers for damages

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Our technology and/or products may experience undetected defects, coding or configuration errors, may not integrate as expected, or may not meet customer expectations.

Our product strategy and development investment, including new product launches and enhancements, are subject to risks in the following areas, among others:

–        Software products and services might not fully meet market needs or customer expectations

–        We might not be as fast as expected in integrating our platforms and solutions, enabling the complete product and cloud service portfolio, harmonizing our user interface design and technology, integrating acquired technologies and products, or bringing packages, services or new solutions based on the SAP HANA platform as well as SAP Cloud Platform to the market

–        New products, services and cloud offerings, including third-party technologies, might not comply with local standards and requirements or could contain undetected or detected defects or could not be mature enough from the customer’s point of view for business-critical solutions after shipment despite all the due diligence SAP puts into quality

–        Inability to define and provide adequate solution packages and scope for all customer segments

–        Inability to fulfil expectations of customers regarding time and quality in the defect resolution process

–        Lack of customer references for new products and solutions

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Strategic Risks

Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.

The market for cloud computing is increasing and shows strong growth relative to the market for on-premise solutions. To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional capacity. Additionally, we need to bring new solutions based on the SAP HANA platform as well as SAP Cloud Platform to the market in line with demands and ahead of our competitors, in particular, innovative applications such as SAP S/4HANA or new technologies such as Internet of Things, machine learning, or blockchain.

Factoring in the aforementioned, this could lead to risks in the following areas, among others:

–        Potential loss of existing on-premise customers due to competing cloud market trends

–        Adverse revenue effects due to increasing cloud business and conversions from on-premise licenses to cloud subscriptions from existing SAP customers, which could have an adverse effect on related maintenance and services revenue

–        Insufficient solution and service adoption together with increased complexity could lead to a loss of SAP’s position as a leading cloud company and subsequently to reduced customer adoption

–        Customers and partners might be reluctant or unwilling to migrate and adapt to the cloud or consider competitive cloud offerings or not extend renewals

–        Existing customers might cancel or not renew their maintenance contracts, or decide not to buy additional products and services

–        The market for cloud business might not develop further, or it might develop more slowly than anticipated

–        Strategic alliances among competitors and/or their growth-related efficiency gains in the cloud area could lead to significantly increased competition in the market with regards to pricing and ability to integrate solutions

–        Price pressure, cost increases, and loss of market share through traditional, new, and especially cooperating competitors

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

We might not acquire and integrate companies effectively or successfully.

To expand our business, we acquire businesses, products, and technologies, and we expect to continue to make acquisitions in the future. Over time, certain of these acquisitions have increased in size and in strategic importance for SAP. Management negotiation of potential acquisitions and alliances and integration of acquired businesses, products, or technologies demands time, focus, and resources of both management and workforce, and exposes us to unpredictable operational difficulties.

Acquiring businesses, products, and technologies may present risks to SAP, including risks related to the following areas, among others:

–        Incorrect assumptions during the due diligence process for the acquisition (including assumptions related to business and license models)

–        Failure to successfully integrate acquired technologies or solutions into SAP’s solution portfolio and strategy

–        Failure to successfully integrate acquired operations, cultures, or languages, all within the constraints of applicable local laws

–        Unfulfilled needs of the acquired company’s customers and partners

–        Material unidentified liabilities of acquired companies (legal, tax, accounting, IP)

–        Failure in implementing, restoring, or maintaining internal controls, procedures, and policies within acquired companies

–        Incompatible practices or policies (compliance requirements)

–        Insufficient integration of the acquired company’s accounting, HR, and other administrative systems

–        Failure to coordinate the acquired company’s research and development (R&D), sales, and marketing activities

–        Debt incurrence or significant unexpected cash expenditures

–        Non-compliance with existing SAP standards

–        Impairment of goodwill and other intangible assets acquired in business combinations

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

We might not be able to compete effectively if we strategize our solution portfolio ineffectively or if we are unable to keep up with rapid technological and product innovations, enhancements, new business models, and changing market expectations.

Our future success depends upon our ability to keep pace with technological and process innovations and new business models, as well as on our ability to develop new products and services, enhance and expand our existing products and services portfolio, and integrate products and services we obtain through acquisitions. To be successful, we are required to adapt our products and our go-to-market approach to a cloud-based delivery and consumption model to satisfy changing customer demand and to ensure an appropriate level of adoption, customer satisfaction, and retention.

Considering preceding dependencies, this could lead to risks in the following areas, among others:

–        Not being able to bring new business models, solutions, solution enhancements, integrations and interfaces, and/or services to market before our competitors or at equally favorable conditions

–        Not being able to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners (especially with innovations such as SAP S/4HANA and SAP Cloud Platform)

–        Uncertainties regarding new SAP solutions, technologies, and business models as well as delivery and consumption models might lead customers to wait for proofs of concept or holistic integration scenarios through reference customers or more mature versions first

–        Lower level of adoption of our new solutions, technologies, business models, and flexible consumption models, or no adoption at all

–        New applications and services might not meet customer expectations

–        Our product and technology strategy might not be successful, or our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough or they might consider other competitive solutions in the market, or our strategy might not match customers’ expectations, specifically in the context of expanding the product portfolio into additional markets

–        Delayed or unsuccessful market launches by us, new market entries, or introduction of new innovations by competitors

–        Increasing competition from open source software initiatives, or comparable models in which competitors might provide software and intellectual property free and/or at terms and conditions unfavorable for SAP

–        Inability to drive growth of references through customer use cases and demo systems

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

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

As part of our activities to reduce the number of legal entities in the SAP group, in 2017 we integrated certain subsidiaries into the following significant SAP subsidiaries:, SAP France, SAP (UK) Limited, SAP (Schweiz) AG, SAP Nederland B.V., SAP America, Inc., SuccessFactors, Inc., SAP Australia Pty Ltd.

For (i) a description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2015 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property – Capital Expenditures.”

Overview of the SAP Group

Our vision is to help the world run better and improve people’s lives. Together with our broad ecosystem of partners, this comes to life as we help our customers master complexity as well as innovate and transform to become sustainable intelligent businesses. SAP drives innovation in numerous fields of the digital economy by using technology such as Internet of Things, machine learning, and artificial intelligence. For more information about our vision and strategy, see the Strategy and Business Model section.

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP is the market leader in enterprise application software and also the leading analytics and business intelligence company. Enterprise application software is computer software specifically developed to support and automate business processes. Globally, more than 76% of all transaction revenue touches an

SAP system. In 2017, SAP was ranked as the most sustainable software company in the Dow Jones Sustainability Index for the eleventh consecutive year. With more than 378,000 customers in more than 180 countries, the SAP Group has a global presence and employs more than 88,000 people.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX, the Dow Jones EURO STOXX 50 and the Dow Jones Sustainability Indexes. As at December 31, 2017, SAP was the most valuable company in the DAX based on market capitalization and the 60th most valuable company in the world.

As at December 31, 2017, SAP SE directly or indirectly controlled a worldwide group of 227 subsidiaries that develop, distribute, and provide our products, solutions, and services. For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (33).

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2017. All of these subsidiaries are wholly owned by SAP SE.

Name of Subsidiary	Country of Incorporation
Germany
SAP Deutschland SE & Co. KG, Walldorf	Germany
Rest of EMEA
SAP France, Levallois Perret	France
SAP (UK) Limited, Feltham	United Kingdom
SAP (Schweiz) AG, Biel	Switzerland
SAP Nederland B.V., ‘s-Hertogenbosch	The Netherlands
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate	Italy
LLC SAP CIS, Moscow	Russia
United States
SAP America, Inc., Newtown Square	United States
Concur Technologies, Inc., Bellevue	United States
Ariba, Inc., Palo Alto	United States
SuccessFactors, Inc., South San Francisco	United States
SAP Industries, Inc., Newtown Square	United States
Rest of Americas
SAP Canada, Inc., Toronto	Canada
SAP Brasil Ltda, São Paulo	Brazil
Japan
SAP Japan Co., Ltd., Tokyo	Japan
Rest of APJ
SAP China Co., Ltd., Shanghai	China
SAP Australia Pty Ltd., Sydney	Australia
SAP India Private Limited, Bangalore	India

Strategy and Business Model

The Intelligent Enterprise

Opportunity in a Time of Disruption

We are living in a time of unprecedented digital disruption that is transforming societies globally and changing how we work and interact with each other. Innovations in technology, such as the Internet of Things (IoT), Big Data, blockchain, artificial intelligence, and machine learning are disrupting entire industries. In this era, the key question our customers are asking is how they can apply these technological innovations to not just survive but also to thrive.

Technological innovation is necessary to tackle some of the world’s most intractable problems, which are often driven by complexity. With innovative solutions from SAP, we can empower our customers to create a better economy, society, and environment for the world. Together with our vibrant ecosystem of partners, we have an opportunity to execute our vision to “help the world run better and improve people’s lives.”

We continue to help our more than 378,000 customers run at their best. Our strategy to be the most innovative cloud company powered by SAP HANA, focuses on how we can help our customers innovate faster and drive successful business outcomes.

Our Vision for the Intelligent Enterprise

In the digital era, data is the “new currency” in an enterprise. Businesses that are able to harness their data faster and more effectively will be the ones that succeed through disruption.

As the world’s largest enterprise software company, SAP offers perspective on the massive scale and power of data. Our customers have a vast amount of enterprise data assets flowing through our SAP ERP and cloud applications and business networks every day. Our enterprise resource planning applications touch 76% of global transaction revenue, we run the world’s largest business network with over US$1 trillion in commerce annually, and we have over 150 million users of our cloud applications.

SAP software and technologies can deliver deep value to our customers by providing the tools to harness the power of the data flowing through their systems. Our vision for the intelligent enterprise is an event-driven, real-time business powered by intelligent applications and platforms. In this vision, enterprise data sits at the core of a virtuous cycle whereby:

–        Enterprises will combine proprietary data assets from their internal systems of record with real-time, external data feeds to train intelligent algorithms.

–        Intelligent algorithms will be embedded into core business processes to enable enterprises to increase their awareness of events and respond in real time.

–        As the cycle repeats itself, enterprises will produce even richer datasets based on business outcomes that can be used to train the next generation of increasingly intelligent algorithms.

By embedding intelligence in core processes, businesses of all sizes will benefit from the automation of routine tasks and improved decision-making driven by advanced analytics.

Combining intelligent algorithms with empowered employees will allow companies to free up scarce resources to focus on what matters most – driving value for their customers. In this way, we can fulfill our promise of enabling our customers to Run Simple, while helping the world run better and improving people’s lives.

Framework for the Intelligent Enterprise

SAP delivers software and technologies addressing the three core elements of the intelligent enterprise:

–        An intelligent cloud suite of applications for every line of business. This includes our next-generation ERP in the cloud, as well as solutions for manufacturing, digital supply chain, customer experience, networks, spend management, and people management. The intelligent cloud suite will be integrated and differentiated by industry-specific business processes for integrated scenarios (for example, order to cash, procure to pay, and so on). It will be enhanced by machine learning algorithms that deliver intelligence in the workflow and drive better business outcomes including profitability and customer satisfaction. While integrated, the suite will also be modular to enable lean consumption. We will extend it with business networks that enable our customers to see events happening in real time and to further automate business processes by creating information transparency across the value chain.

–        A digital platform to help customers manage data orchestration and system integration across their entire business:

¡          Real-time visibility into distributed data silos using the next generation of data management solutions. Our customers can tap into the data sitting in their core business applications, combined with third-party data streams and data from connected devices to radically simplify data management. SAP applications will be data- driven and will embed intelligence across their core business processes.

¡          An open cloud platform for new application development, extensions, and integration across heterogeneous environments. Using the cloud platform, our customers can extend the business processes of our intelligent cloud suite and build innovations that go beyond standard business processes. SAP Cloud Platform will also be the foundation for a vibrant, open ecosystem that can extend the power of SAP applications to drive customer value.

–        Intelligent systems, such as IoT, artificial intelligence, and machine learning, as well as analytics, help customers to optimize their core business processes and reinvent their business models. This intelligence is integrated across applications and helps SAP to deliver individual outcomes to every customer. Combined with a design thinking approach and SAP’s industry thought leadership, customers can now reimagine new business models and deliver radically new customer experiences leveraging the power of intelligent technologies.

By embracing all the components of the intelligent enterprise, we firmly believe that we can create the future of enterprise software. The cornerstones are empathy for our customers, innovative solutions, and engagement from our employees. By harnessing the power of data and machine learning, we can enable our customers to transform their businesses into intelligent enterprises.

Acquisitions

We take a balanced approach on how we grow. We will continue to focus on organic investments in technology and innovations to drive our short-term and midterm growth ambitions. We will continue to look at unleashing the full potential of our employees’ talent as well as strategic partnerships with our ecosystem to foster innovation.

Additionally, we occasionally acquire targeted “tuck-in” technologies to add to our broad solution offerings and improve coverage in key strategic markets. In 2017, SAP made the following smaller acquisitions:

–        Abakus, a marketing attribution company that measures the customer’s journey across all channels, helps enhance SAP’s marketing offerings to ensure marketers are optimizing marketing spend. By combining rich marketing performance management capabilities from Abakus with the SAP Hybris Marketing Cloud solution capabilities, marketers get unique insight into marketing performance to optimize campaigns and understand customer interaction across channels.

–        Gigya, a customer identity management company, helps us to strengthen our customer experience across all devices and channels. The consent-based identity data platform from Gigya helps companies build better relationships with their customers while remaining within legal privacy requirements. We intend to integrate Gigya into our SAP Hybris software to build better profiles of our customers, and to personalize sales, service, and marketing.

Investing in Future Technology

Sapphire Ventures

In addition to our investments in organic growth, SAP also supports entrepreneurs that aspire to build industry-leading businesses, through venture capital funds managed by Sapphire Ventures. Sapphire Ventures currently has over US$2 billion under management and has invested in more than 130 companies on five continents. This includes growth-stage technology companies and early-stage venture capital funds on five continents. Sapphire Ventures pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies in Europe, Israel, and the United States.

Our Business Model

We innovate software and technology solutions that empower our customers to become intelligent digital businesses and create a better and more sustainable economy, environment, and society. This way, we aim to fulfill our strategic purpose of helping the world run better and improving people’s lives.

We create value by identifying the business needs of our customers and addressing these with innovative software, service, and support solutions. The collaboration with our customers and partners throughout this process helps us continuously improve our solutions and deliver enhanced value to our customers.

Our value creation process does not happen in a vacuum. It is enabled by external inputs and value drivers and leads to significant impact at our customers and – through them – in the world.

Measuring Our Success

We believe the most important indicators for measuring our success comprise both financial and non-financial areas:

–      Growth

–      Profitability

–      Customer loyalty

–      Employee engagement

The table below provides an overview of the specific key performance indicators (KPIs) used to measure performance, and compares this performance with our goals.

Outlook and Results for 2017

Strategic Objective	KPI	2017 Outlook* (non-IFRS, at constant currencies)	2017 Results (non-IFRS, at constant currencies)
Growth	Cloud subscriptions and support revenue	€3.8 billion to €4.0 billion	€3.83 billion
	Cloud and software revenue	+7.0% to +8.5%	+8%
	Total revenue	€23.4 billion to €23.8 billion	€23.77 billion
Profitability	Operating profit	€6.85 billion to €7.0 billion	€6.92 billion
Customer Loyalty	Customer Net Promoter Score	21% to 23%	17.8%
Employee Engagement	Employee Engagement Index	84% to 86%	85%

* The outlook was communicated in January 2017 and raised in July and October 2017. The 2017 outlook numbers above reflect the raised outlook from October 2017.

Outlook for 2018 and Ambitions for 2020

Strategic Objective	KPI	2017 Results (non-IFRS)	2018 Outlook (non-IFRS, at constant currencies)	2020 Ambition (non-IFRS)
Growth	Cloud subscriptions and support revenue	€3.77 billion	€4.8 billion to €5.0 billion	€8.0 billion to €8.5 billion
	Cloud and software revenue	€19.55 billion	€20.7 billion to €21.1 billion
	Total revenue	€23.46 billion	€24.6 billion to €25.1 billion	€28 billion to €29 billion
Profitability	Operating profit	€6.77 billion	€7.3 billion to €7.5 billion	€8.5 billion to €9.0 billion
Customer Loyalty	Customer Net Promoter Score	17.8%	21% to 23%	35% to 40%
Employee Engagement	Employee Engagement Index	85%	84% to 86%	84% to 86%

Seasonality

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2017, 2016, and 2015 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the near future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Unlike our on-premise software revenues, our on-premise support revenues and cloud subscriptions and support revenues are less subject to seasonality.

Products, Research & Development, and Services

Bringing Continuous Innovation to Our Customers

SAP solutions touch millions of lives around the world every day. Some users skim the edges of our technology when they use our customers’ services, while others are fully immersed, driving their business forward with integrated applications built on our most advanced SAP technology foundation. Each SAP solution is a powerful standalone application, built to enrich and improve businesses and lives through its specific purpose. But when working together, they are optimized to integrate, learn, and improve themselves in a way that goes beyond basic software and database solutions.

By bringing continuous innovation to our customers, we not only help them, and ourselves, to be successful, but we also realize our vision and purpose of helping the world run better and improving people’s lives.

Intelligent Enterprise Framework

Digital Platform

SAP HANA

SAP HANA is our flagship in-memory database. It enables businesses to process and analyze live data and make business decisions based on the most up-to-date information, a requirement of today’s digital economy. The innovative architecture in SAP HANA allows both transactional processing for data capture and retrieval, and analytical processing for business intelligence and reporting. It reduces time-consuming database and data management tasks and underpins intelligent applications that use advanced analytic processing. It includes features such as text analysis, multitenant database containers to support multiple isolated databases in a single SAP HANA system, as well as external machine learning libraries.

SAP Data Hub

In September 2017, SAP launched SAP Data Hub. The solution enables businesses to manage data from numerous sources, SAP or third-party, without having to centralize data into one location. SAP Data Hub allows users to process data “in flow,” for example, while the data is being recorded to the data store, or while they are preparing the data for use in machine learning. It also provides enterprise data governance to see who changed or accessed the data. The solution lets companies safely and effectively move and share their data to enable agile data operations across the enterprise. SAP Data Hub is also part of the SAP Leonardo Data Intelligence capability.

SAP Cloud Platform

In the digital economy, companies need both standard applications and a highly flexible platform that allows them to:

–      Extend and customize cloud and on-premise SAP applications

–      Develop new applications for different processes

–      Integrate cloud and on-premise applications

SAP Cloud Platform is an enterprise platform as a service (PaaS), an environment where companies can build, test, run, manage, and expand software applications in the cloud. It offers comprehensive capabilities to help business users and developers create better, more agile applications in less time. Customers can apply, among other things, mobile services, advanced analytic tools, state-of-the-art authentication mechanisms, and social functionality. For maximum flexibility, portability, and agility, we use open source technologies. SAP Cloud Platform enables businesses to connect and integrate best-of-breed applications to our digital core and to custom-built solutions.

Multi-Cloud Strategy

SAP Cloud Platform allows customers to choose from a selection of infrastructure-as-a-service (IaaS) providers, and today many enterprise customers are choosing more than one provider. SAP has partnered with Amazon, Google, and Microsoft so that our customers have the choice of running their applications in an SAP or a third-party data center or in a combination thereof.

SAP BW/4HANA

SAP BW/4HANA is a data warehouse solution built entirely on SAP HANA. It offers a unique real-time analytics layer, which can query the database directly instead of processing data at the application layer like traditional analytical engines do. It integrates data from across an organization to deliver key business intelligence. SAP BW/4HANA provides customers with enhanced data modelling and governance, so that they can manage the availability, integrity, and security of their data. The solution can be connected to various data sources, including SAP or unstructured third-party data, such as Hadoop.

Intelligent Systems

SAP Leonardo

The SAP Leonardo digital innovation system enables customers to make business sense and opportunity of disruptive technologies such as advanced analytics, Big Data, Internet of Things (IoT), and machine learning. It does so with a proven methodology that brings together the customer vision, SAP’s process and industry knowledge, and our software capabilities. SAP Cloud Platform provides the environment for applications to consume these disruptive technologies.

SAP Leonardo Machine Learning

Machine learning allows companies to augment human capabilities and automate repetitive tasks. The technology is an essential part of the SAP Leonardo digital innovation system, empowering enterprises to improve processes. Currently, several SAP Leonardo Machine Learning solutions are in productive use. We have already embedded machine learning capabilities into a wide range of applications across the SAP portfolio. Customers can also build their own machine learning models using SAP Leonardo Machine Learning Foundation.

SAP Leonardo Blockchain

Blockchain technology is a distributed digital ledger where transactions can be securely shared among independent parties. It is most familiar as the underlying technology for cryptocurrencies but it has the potential to be the foundation for a new type of collaborative business. We intend to use blockchain technology to build a new generation of transactional applications that retain their trustworthiness and transparency even when used by multiple parties and business networks. We also encourage customers to use our SAP Leonardo Blockchain technology to build blockchain solutions for their specific business needs.

SAP Leonardo Internet of Things

The proliferation of intelligent devices with sensors and ubiquitous connectivity, aptly named the Internet of Things (IoT), has led to an upsurge of connected things, from washing machines to airplane engines and oil rigs. The data generated from these “things” is processed either near the point of origin or in the cloud, and can be the catalyst for digital transformation as companies use this data to improve their business processes. With SAP Leonardo IoT capabilities, we enable companies to optimize their business processes by connecting things to people and processes. We help companies to collaborate with business partners on digital twins – digital replicas of connected things that change and are updated when the physical counterpart changes. SAP Leonardo IoT also enables organizations to design innovative business models, and create new work environments and connected user experiences.

SAP Leonardo Innovation Services

SAP Leonardo Innovation Services provide a guided approach to digital transformation. They use design thinking methods to help identify and test new digital business models – and offer a fast, low-risk path to SAP Leonardo adoption. There are three service editions to choose from: The express edition provides fast implementation of predefined use cases. The open innovation edition helps users create a new solution for their specific business challenges. The enterprise edition extends the scope of the open innovation edition. It includes services and empowerment sessions to help create multiple business-specific solutions in parallel.

SAP Analytics Cloud

SAP Analytics Cloud leverages the inherent intersection of business intelligence (BI), planning, and predictive analytics to deliver new capabilities such as simulation and automated discovery in BI, as well as storytelling and predicted forecasts in planning. The solution allows organizations to close the gap between transactions, data preparation, analysis, and action. SAP Analytics solutions allow customers to take advantage of high-speed innovation in the cloud, while using their existing on-premise investments. To enable a smooth transition to the cloud, the SAP Analytics Hub solution, built on SAP Cloud Platform, is designed to centralize access to all analytics from SAP and third-party applications and platforms.

The Intelligent Cloud Suite

SAP S/4HANA

SAP S/4HANA is our enterprise resource planning (ERP) suite for the intelligent enterprise. Three years after its introduction, over 7,900 customers have chosen the suite to support their digital transformation. It enables businesses to access and analyze data in real time, giving them insights to act in the moment, providing predictive suggestions, and connecting business functions and the people within them. SAP S/4HANA software spans across all business functions including finance, human resources, sales, service, procurement, manufacturing, asset management, supply chain, and R&D.

Flexible Deployment

SAP S/4HANA is developed first for the cloud, and can be delivered as a software-as-a-service (SaaS) solution, on premise, in a private cloud, or as a hybrid deployment. All consumption options are compatible, so that organizations have the flexibility to implement SAP S/4HANA to meet their exact needs. SAP S/4HANA Cloud provides SaaS qualities such as scalability as well as quarterly innovation updates. On-premise customers receive the same updates but on an annual update cycle.

Real Time

SAP S/4HANA is built specifically to take advantage of in-memory computing with SAP HANA. SAP S/4HANA reduces both the complexity of the data model and the data footprint. It enables SAP S/4HANA solutions to process huge amounts of data in real time and end users can flexibly change their perspective of the data. This not only saves time and costs for our customers but also delivers a new interactive experience and new business insights. SAP S/4HANA empowers business users to act in the moment, as they have immediate access to information at the most granular level to help make better, more informed decisions.

Machine Learning

In 2017, we delivered SAP S/4HANA with innovations that utilize SAP Leonardo machine learning services. Routine business processes can now be automated by eliminating inefficient manual process steps, such as matching payments to invoices. This increase in automation increases productivity by allowing users to focus on higher value tasks. Machine learning also helps users by providing information that is relevant to the current task, so they can quickly identify areas requiring attention and action.

Integrated and Extendable

SAP S/4HANA is built with an open architecture and connects to the entire SAP portfolio and beyond. The new SAP S/4HANA Cloud software development kit (SDK) allows our cloud and on-premise customers, as well as partners, to innovate quickly and easily on SAP Cloud Platform while leveraging the capabilities of their digital core. As part of the open architecture, the SDK provides all the necessary APIs, libraries, and project templates needed to develop extension applications on SAP S/4HANA so customers can get going quickly.

Supply Chain Management

To meet the rising expectations of today’s discerning, tech-savvy customer, companies need to respond quickly and accurately to their demands, which means creating responsive and distributed manufacturing and supply chain networks. SAP solutions enable customers to set up a real digital supply chain that provides real-time visibility into manufacturing, logistics, and how their assets are operating, enabling them to optimize maintenance and service schedules.

Integrated Business Planning

The SAP Integrated Business Planning solution is powered by SAP HANA, and delivers real-time supply chain planning capabilities for sales and operations, demand and supply planning, and inventory optimization in the cloud. It provides the necessary information to make business decisions using embedded analytics, simulation, prediction, and decision support. Individual SAP Integrated Business Planning applications can be used with the established user interface from SAP Fiori or with a Microsoft Excel plug-in, allowing users to run optimization scenarios directly in their spreadsheets.

Small and Midsize Enterprises (SMEs)

SAP also offers a portfolio of solutions that extends the power of SAP HANA to support SMEs with their digital transformation.

SAP Business ByDesign

SAP Business ByDesign is a cloud-based ERP solution for midsize companies that uses the power of SAP HANA. It gives fast-growing midmarket businesses the platform to scale up their operations and compete in their markets without complexity or high costs. The solution connects every function across a company to time-tested best practices and in-depth analytics. As an integrated suite across all key business functions, it also enables the growing ecosystem of SAP’s third-party partners to develop additional content for customers using their domain-specific expertise.

SAP Business One

SAP Business One is an on-premise and cloud business application for small businesses that is modular and flexible, with add-ons available that are tailored to industries and special functions. These are developed and sold by an established network of partners ready to help small businesses grow wherever they are in the world.

SAP Fiori

Personalization with Fiori UX

SAP continuously improves our user experience (UX) in accordance with how people work today – collaboratively, spontaneously, or socially. Our users demand solutions that not only understand the business content but also the context in which they operate. SAP Fiori is our signature user interface, and we have personalized the UX even more with new machine learning capabilities. SAP CoPilot, a digital assistant and bot integration framework, is integrated into SAP Fiori. Its conversational user interface allows users to chat, ask questions, and give commands. SAP CoPilot augments users’

capabilities with context and business situation awareness, and provides recommended actions.

Line-of-Business Software-as-a-Service Solutions

SAP delivers line-of-business (LoB) cloud applications that simplify and connect key business areas and address specific customer needs, from human resources to supply chain and customer engagement to spend management. Each of these cloud applications from SAP represent a new generation of business applications – cloud based and connected to the world’s largest businesses networks to automate, transform, and support business in the digital economy.

As a modular, integrated ERP system, SAP S/4HANA is the backbone of a company. Our LoB cloud applications are designed to tightly integrate with SAP S/4HANA software and the wider SAP portfolio. They are built on open platforms that enable customers to easily link them with third-party applications, delivering real-time insights to help businesses run effectively and innovate with speed and flexibility.

Workforce Engagement

SAP SuccessFactors Solutions

Our SAP SuccessFactors Human Capital Management (HCM) solutions help organizations increase the value of their workforce by developing, managing, engaging, and empowering their people.

SAP SuccessFactors HCM cloud software is used by more than 6,400 customers in over 200 countries and territories. The core HR and talent management solutions reach more than 93 million users. Our development approach ensures that our solutions are optimized for different devices to provide the best user experience. We deliver SAP SuccessFactors HCM solutions as a complete and innovative digital HR suite that addresses all aspects of HR, from administration, payroll, and benefits to talent management and collaboration across the employee journey. They are designed to help companies attract, develop, and retain their best talent. SAP SuccessFactors solutions integrate with companies’ internal and external databases and software, including SAP S/4 HANA.

In 2017, SAP SuccessFactors Employee Central, a core HCM solution, surpassed 2,300 customers, more than doubling our customer numbers from 1,000 just two years ago. We developed “Business Beyond Bias,” a set of business processes and smart data analytics tools based on SAP Leonardo Machine Learning capabilities, that can help companies eliminate unconscious bias in the workplace. Additionally, in partnership with Apple, we created a new mobile experience for SAP SuccessFactors solutions that combines the award-winning SAP Fiori UX with a best-in-class Apple iOS experience.

SAP SuccessFactors solutions help manage the core employee workforce, but organizations also need to manage flexible external talent such as freelancers or consultants. With seamlessly integrated SAP Fieldglass solutions for external workforce management and services procurement, we deliver a total workforce management solution.

Spend Management

Our cloud applications help customers manage spend across their entire organization, from the sourcing of indirect goods to direct materials and services with SAP Ariba solutions and the online marketplace Ariba Network, as well as SAP Fieldglass solutions for services procurement, and SAP Concur solutions for travel and expense management. Built on open platforms, all of our cloud applications work together seamlessly, enabling customers to use our entire portfolio or choose the specific solutions that address their specific needs.

SAP Fieldglass Solutions

SAP Fieldglass solutions are cloud-based applications enabling external workforce management and services procurement. The SAP Fieldglass Vendor Management System, an external talent management system, helps organizations find, engage, and manage all types of flexible resources – including contingent workers, statement of work-based consultants, freelancers, and more.

In 2017, the SAP Fieldglass solutions connected customers with 4.3 million workers and more than 89,000 suppliers in more than 180 countries. Its open API framework makes it easy for organizations to connect to other systems and solutions to transform how work gets done. To further help our customers, we introduced the flex edition of SAP Fieldglass Vendor Management System designed for the midmarket. In addition, SAP Fieldglass Live Insights, a machine-learning-based industry benchmarking and simulation service, enables users to assess external talent scenarios using anonymized and aggregated data.

SAP Ariba Solutions

SAP Ariba solutions offer an online business-to-business marketplace connecting more than 3.1 million buyers in more than 180 countries with sellers realizing more than US$1 trillion in goods and services every year. SAP Ariba solutions help buyers build a sustainable supply chain by connecting them with sellers through Ariba Network and by providing a comprehensive set of cloud-based applications to collaborate across the entire procurement process, from sourcing and orders to invoice and payment.

With SAP Ariba solutions, sellers can easily connect with buyers, and more effectively manage both their sales cycle and cash flow to grow their businesses. Innovations such as “guided buying,” a set of capabilities embedded within the SAP Ariba Buying and Invoicing solution, automatically leads users to the goods and services they need to do their jobs. Guided buying also leads employees through the purchase process in compliance with company policies. More than 1 million users are using guided buying to make procurement more simple, efficient, and intelligent.

The Ariba Network light account capability is a new, simple way for companies to bring all of their suppliers onto Ariba Network, where they can collaborate on purchase orders, invoices, and more, free of charge and without any limits on the number of documents exchanged. To date, more than 185,000 purchase orders and invoices worth over US$40 billion in spend are managed using the service.

Additionally, the SAP Ariba Supplier Risk solution automatically provides companies with a complete view of their exposure to risk across their supply chain. Companies can then make more timely, contextual, and accurate business decisions and build global supply chains that are more responsible, sustainable, and inclusive.

SAP Concur Solutions

With close to 50 million users worldwide, SAP Concur solutions are the world’s leading travel and expense management software. They help companies of all sizes and stages go beyond automation to a completely connected spend management system that encompasses travel, expense, invoice, compliance, and risk. New solutions include Concur Locate, an integrated traveler risk management solution. During times of crisis and uncertainty, Concur Locate enables businesses to find vital information and communicate it with employees. Concur Hipmunk, an expense solution built on Hipmunk’s technology, gives small businesses the basic tools, access, and visibility they need to manage their travel expenses.

Customer Experience

SAP Hybris Solutions

SAP Hybris offers cloud-based products that run front-office functions across customer experience, commerce, marketing, sales, services, and billing. It can be used for business-to-business and business-to-consumer operations to deliver contextual, consistent, and relevant experiences throughout the customer journey.

Our commerce function helps businesses deliver retail services across all channels, in-store or online, via mobile device or a desktop. The customer relationship management and marketing function monitors, manages, and optimizes how the business engages with customers, whatever device they use to shop. Ready-to-use artificial intelligence (AI) and machine learning scenarios are integrated into SAP Hybris standard software. Examples include the SAP Brand Impact application for the precise measurement of brand exposure and value in SAP Hybris Marketing Cloud, as well as functionality to help sales executives evaluate deal opportunities at a glance in the SAP Hybris Sales Cloud solution. The SAP Hybris Revenue Cloud solution is designed to help companies rapidly deploy highly innovative offers and effective sales processes in an agile, flexible, and scalable environment.

SAP Digital Business Services

SAP offers an entire portfolio of services and support designed to help our customers maximize the value of their SAP solutions and to realize the full potential of innovation. We empower customer success, built on SAP’s 45 years of delivery experience across 25 industries. Our people, processes, and platform help our customers to achieve digital transformation, enabling them to differentiate through innovation and produce exceptional business outcomes.

In 2017, SAP Digital Business Services embarked on a major portfolio simplification process. This work resulted in a portfolio framework that groups our SAP Digital Business Services products into three categories:

–      Premium engagements

–      Services

–      Continuous customer success

These services and support products are underpinned by our collaborative platform, advisory services that provide customers with intelligent guidance, and the SAP ecosystem.

Premium Engagements

SAP MaxAttention is the most exclusive and closest customer partnership with SAP. As the highest engagement level throughout the software lifecycle, this customized, on-site engagement orchestrates all SAP experts to work with our customers to innovate, develop ideas, and accelerate their digital transformation. It enables our customers to simplify their IT operations and optimize operations.

The SAP ActiveEmbedded service encompasses a similar level of premium engagement but is designed to support smaller businesses requiring less intensive interaction.

Services

Depending on the needs of the customer, we may offer advisory and implementation services separately, or package them together to deliver defined business outcomes.

Advisory Services

Advisory services create and realize new opportunities. We guide customers throughout the innovation process, focusing on creating economic, social, and environmental impact.

Recent innovations in our advisory services include SAP Leonardo Innovation Services.

Implementation Services

Implementation and migration services help companies realize the benefits of our products and solutions faster and safer when deploying SAP technology. In 2017, we innovated in the following areas:

–      The SAP Value Assurance program,  our systematic approach to accelerating implementation while minimizing risk. Customers and partners have access to best practices, methodologies, and tools, as well as deep technology expertise to accelerate the implementation of SAP S/4HANA and SAP BW/4HANA. It is available in packages depending on the level of service required, simplifying each phase of the implementation to ensure solutions are resilient, sustainable, and flexible.

–      SAP Model Company, an accelerator service created from best practices gathered in our digital transformation projects. SAP Model Company provides a preconfigured, ready-to-run reference solution with business content, accelerators, and engineered services for multiple industries or LoBs. It provides the fundamental building blocks for an industry or LoB solution, helping customers accelerate deployment and digital transformation.

Continuous Customer Success

We want to enable our customers to succeed, so we help drive adoption of our products and facilitate business continuity with services and support. We deliver success plans to accelerate time to value from SAP technology. Our support offerings are the foundation of customer success plans, and are embedded in all cloud solutions from SAP and for on-premise installations.

SAP Enterprise Support

Providing a seamless end-to-end customer support experience across all products and solutions, our flagship SAP Enterprise Support offering is embedded in all relevant cloud subscriptions from SAP and offered as an option for on-premise systems.

SAP Preferred Success

The SAP Preferred Success plan focuses on advanced support, learning, and empowerment for administrators and end users. It also includes resources to drive cloud adoption and consumption. It is currently available for SAP S/4HANA, public cloud edition; SAP SuccessFactors solutions; and the SAP Hybris Cloud for Customer solution.

Our SAP ONE Support approach ensures our customers enjoy the same support experience across their entire portfolio of SAP products. In addition, the Next-Generation Support approach enables us to anticipate customer needs, accelerate their path to getting accurate answers when they need them, and offering expert help at their fingertips.

Collaboration Platform and Intelligent Guidance

Complementing the skills of our people, we use technology internally and externally to support customer success.

SAP Solution Manager

SAP Solution Manager helps customers manage their SAP products throughout the entire solution lifecycle, providing support for all SAP solutions and integrated third-party software, for both on-premise and cloud implementations. It enables customers to collaborate with SAP and to monitor and manage their existing applications, as well as new innovation projects that can be managed from conception to deployment. It builds a single source of the truth into one, user-friendly solution that helps customers jump-start SAP implementation projects with predefined content, thereby minimizing business risk.

SAP has developed tools and related services in response to our customers’ requests for more targeted guidance. These include:

–      SAP Innovation and Optimization Pathfinder, a service that recommends new SAP innovations, business process improvements, and IT optimizations tailor-made for each business, based on the way the core SAP ERP system is being used. Available for customers in maintenance, SAP Innovation and Optimization Pathfinder helps them strengthen the relationship with their internal business departments by prioritizing areas of innovation and optimization.

–      SAP Transformation Navigator, a self-service tool that identifies the SAP products and services already being used by the customer, and recommends new products and services that would benefit the customers’ business and IT strategies. It is designed to answer the key questions SAP customers have about which innovations they need to bring into their organization, in what order, during what timeframes, and the business value and outcomes they can expect. SAP Transformation Navigator also provides information about integration, transformation services, and licenses.

–      SAP Readiness Check, our latest tool to help prepare businesses for an SAP S/4HANA deployment. The easy-to-use cloud-based tool provides answers to the questions of compatibility, relevance, system requirements, and business impacts that customers may have regarding implementation of SAP S/4HANA. The tool removes the complexity of planning and discovery tasks that are required to prepare businesses for their transformation to SAP S/4HANA.

Ecosystem

Extending Our Reach Through a Broad Ecosystem

Our extensive ecosystem and partner network extends our reach in the marketplace. Our vibrant ecosystem is made up of more than 17,000 partners worldwide that build, sell, service, and run SAP solutions and technology to customers from businesses large and small. Our partner ecosystem is a vital driver for SAP, especially in the SME sector.

Through the power of partnership and co-innovation, our partner ecosystem helps drive the bulk of SAP’s presence among the small businesses and midsize companies that make up more than 80% percent of SAP customers. In addition, partners are responsible for the more than 55,000 customers using SAP Business One. Overall, having a robust and vibrant partner ecosystem is vital for SAP’s growth and success; partners are key allies in bringing awareness of SAP solutions and technology to the marketplace. They also help SAP break into new markets, for instance, with SAP Leonardo and SAP Cloud Platform, as well as leverage new technologies such as artificial intelligence, blockchain, and 3D to deliver successful business outcomes for customers.

Investment in R&D

SAP’s strong commitment to R&D is reflected in our expenditures (see figure below).

In 2017, our IFRS R&D expenses as a portion of total operating expenses remained stable at 18.0% compared to the prior year. Our non-IFRS R&D expense ratio remained stable at 18.4% year over year. At the end of 2017, our total full-time equivalent (FTE) headcount in development work was 24,872 (2016: 23,363). Measured in FTEs, our R&D headcount was 28% of total headcount (2016: 28%).

Total R&D expense not only includes our own personnel costs but also the external cost of work and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for the following:

–      Translating, localizing, and testing products

–      Obtaining certification for products in different markets

–      Patent attorney services and fees

–      Consulting related to our product strategy

–      Professional development of our R&D workforce

Patents

SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position as a leader in business solutions and services. Our investment in R&D has resulted in numerous patents. As at December 31, 2017, SAP held a total of more than 8,852 validated patents worldwide. Of these, 845 were granted and validated in 2017.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or a combination of patents.

Security, Privacy, and Data Protection

Meeting Today’s Data Protection Challenges

Every day, organizations around the world trust SAP with their data – either on their own premises, in the cloud, or using mobile devices while on the move. Our customers need to know that we will keep that data safe, process it in a manner that complies with local legislation, and protect it from malicious use.

For this reason, data protection and IT security are of paramount importance to us. We have implemented safeguards to help protect the fundamental rights of everyone whose data is processed by SAP, whether they are our customers, prospects, employees, or partners. In addition, we work towards compliance with all relevant legal requirements for data protection. Our global security officer and our data protection officer report to the SAP chief technology officer and the SAP chief financial officer (CFO) respectively and monitor the compliance of all activities in these areas.

Furthermore, SAP has established a formal security governance model. Relevant security topics are discussed at Executive Board level at least six times each year, during steering meetings attended by single or multiple board members. To meet and ensure consistent data protection compliance, our CFO and our data protection officer meet at least on a monthly basis. Furthermore, our compliance status related to data protection has been an inherent part of many Supervisory Board meetings.

Facing Increasing Risks in IT Security

Safeguarding data is an increasingly challenging task today. Companies are collecting and storing more data than ever before from more varied sources. Data now proliferates outside the four walls of businesses with multiple endpoints exposed and vulnerable to attack. Moreover, the sheer number of and the sophistication of attacks facing businesses are at an all-time high. We are seeing the “commercialization of hacking”, while new advanced persistent threats can bypass many traditional security protection techniques.

Establishing a Comprehensive Security Vision

For SAP and for our customers, security means more than just addressing compliance demands. Companies need to be proactive when securing business-critical data and core information assets. Up-to-date security mechanisms, such as authentication, authorization, and encryption, serve as a first line of defense. To secure the SAP software landscape, we offer a comprehensive portfolio of security products, services, and secure support as well as security consulting. These offerings help our customers build security, data protection, and privacy capabilities into their businesses.

Our comprehensive portfolio includes sophisticated authentication and authorization tools and solutions for governance, risk, and compliance. In addition, we offer integrated tools for efficiently scanning and testing source code written in ABAP and solutions that enable organizations to detect system anomalies and react before damage can be done. As well as offering solutions from our security portfolio to our customers, SAP also runs the software internally.

Several of our security measures extend across all sectors of our company and thus to all of our products and services. These measures include, among other things, the regular training of our employees on IT security, data protection, and privacy, including the handling of confidential information and ensuring controlled and restrictive access to customer information. In addition, we have developed a three-pronged strategy focusing on the security of our products, operations, and organization:

Secure Products Strategy: Championing Product Security

Businesses use SAP applications to process mission-critical transactional data that can be highly attractive to cyber attackers. Our secure products strategy focuses on incorporating security features into our applications to minimize the risk of a security breach.

Our secure software development lifecycle is at the heart of this strategy. It provides a comprehensive methodological approach for incorporating security features and capabilities into our applications. Before a release decision is made, our software is assessed and validated by internal IT security experts. The development team then addresses any recommendations made by these security experts before we release the application.

This approach conforms to the ISO/IEC 27034 standard for application security and is closely embedded into our ISO 9001-certified process framework for developing standard software.

Secure Operations Strategy: Running Secure Operations

Our secure operations strategy focuses on the security principles of “confidentiality, integrity, and availability” to support overall protection of our business, as well as our customers’ businesses. Our mission is to provide a comprehensive end-to-end IT operations security framework – from system and data access, and system security configuration to security patch management, security monitoring, and end-to-end incident handling. This involves the implementation of key security measures across all layers, including physical access and process-integrated controls.

Furthermore, our secure operations approach concentrates on the early identification of deviations from the standards defined in our security framework. Deviations are identified through a combination of automated and manual reviews which are performed by third parties as well as SAP employees.

Industry best-practice certifications are key success factors for our secure operations strategy. Many of our cloud solutions undergo Service Organization Control (SOC) audits ISAE3402, SSAE16 SOC I Type II, and SSAE16 SOC II Type II. The SOC standards are harmonized with a number of ISO certifications including ISO 9001, 27001, and 22301.

In 2017, we also launched our SAP Cloud Trust Center site. Here, customers can find information about how SAP provides security, privacy, and compliance in the cloud.

Secure Company Strategy: Taking a Holistic Approach to the Security of Our Business

At SAP, we take a holistic approach to the security of our company, encompassing processes, technology, and employees. At the heart of our secure company strategy is an information security management system and a security governance model that brings together different aspects of security. These include the following three main areas:

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

SAP is committed to ensuring compliance with the harmonized European data protection law, the General Data Protection Regulation (GDPR), which will be applicable as of May 25, 2018. We are also developing our products to support our customers in applying GDPR requirements.

We have implemented a wide range of measures to protect data controlled by SAP and SAP customers from unauthorized access and processing, as well as from accidental loss or destruction. These include, among others, the implementation of our data protection management system (DPMS) in areas critical to data protection. This system is certified on a yearly basis by the British Standards Institute. Initially implemented at our global support organization, the DPMS has been successively rolled out and is now implemented in almost all areas and countries at SAP and will be introduced in all acquired companies.

In 2017, SAP did not experience any significant incidents within the scope of processing personal data – for its own purposes or on behalf of its customers – that are subject to the provisions of the German Federal Data Protection Act or other applicable data protection laws.

Customers

Continuing to Build Strong Customer Relationships

Customer loyalty is one of our four corporate objectives, along with growth, profitability, and employee engagement. We measure customer loyalty based on a Net Promoter Score (NPS) approach which uses a range from –100% to +100%. In 2017, our combined on-premise and cloud Customer Net Promoter Score (Customer NPS) was +17.8% (2016: +19.2%). We completed the elimination of differences in the survey approach that existed in one of our acquired entities (where a year-over-year NPS comparison is not possible because of the change in survey approach).

While we continue to have a positive Customer NPS, we did not reach our target of 25% in 2017. Based on customer feedback, we continue to focus on helping customers choose the SAP products that best support their business needs, simplifying purchasing processes for customers, and making our products easy and pleasing to use. With a sustained emphasis on customer experience across the company, we are again targeting a combined Customer NPS of 21% to 23% in 2018, with our medium-term goal being 35% to 40% by 2020.

For more information about the Customer NPS, see the Performance Management System section.

Continuing Strong Customer Demand

Companies continue to turn to our software to help their digital transformation. In 2017, customers licensed or subscribed to the full range of SAP software, from comprehensive solutions for large enterprises to the latest mobile apps.

Our examples by region include the following customers:

North America and Latin America (Americas) Region

–      Aldo Group, a Canadian retailer, and SAP engaged in a workshop on the SAP Leonardo digital innovation system at the SAP Leonardo Center in New York, bringing together CxO-level leaders of the Aldo team, SAP experts, and leading academics. Using design thinking techniques, the team developed a long list of new and creative digital transformation strategies to address Aldo’s business priorities. Aldo will take these ideas, test them through controlled execution in real-world conditions, and iterate innovations in collaboration with SAP to help them increase scale and business value.

–      Citrosuco, a leading supplier in the global orange juice market based in Brazil, turned to SAP as a partner in its digital transformation journey. Citrosuco has an ambitious innovation plan that includes the latest technology from the SAP Leonardo IoT for SAP Vehicle Insights system (SAP Vehicle Insights now available as SAP Moving Assets), together with SAP S/4HANA and the full range of the SAP Supply Chain Management application. The combination of SAP solutions will enable better planning based on demand, and the ability to connect farms to manufacturing sites for an orchestrated process that will also optimize transportation logistics worldwide. In addition, the company has acquired SAP Ariba, SAP SuccessFactors, SAP Hybris, and SAP Fieldglass solutions to manage its human resources, suppliers, e-commerce, vendors, and external workforce.

–      Duke Energy, a U.S. energy company, chose SAP S/4HANA for energy utilities and SAP Hybris Cloud for Service solutions to help them transform how they serve their customers. By combining four legacy billing systems onto a single customer service-centric platform, Duke Energy can easily provide a high-touch, personalized experience while driving efficiencies, consistency, and visibility across the organization.

–      Google and its parent company, Alphabet Inc., have chosen to work with SAP to drive operational excellence in treasury and IT asset management by implementing these functions on SAP S/4HANA software running on Google Cloud. Google expects improved efficiency in finance operations and greater transparency through real-time insights. At SAPPHIRE NOW in May, SAP announced the expansion of our co-innovation partnership with Google to deliver integrated cloud solutions for our customers on Google Cloud.

–      Sancor Cooperativa de Seguros Ltda, a leading insurance company in Argentina with operations in Brazil, Uruguay, and Paraguay, purchased SAP S/4HANA software and the SAP HANA Enterprise Cloud service to advance its digital transformation strategy and to support its domestic and international expansion. With the goal of drastically reducing its use of paper, and making data from its core system readily available for consulting, management, and decision-making, the SAP solutions will allow Sancor to track processes ranging from claims to policy renewals in real time, and to integrate transactions.

Asia Pacific Japan (APJ) Region

–      China International Marine Containers Co. Ltd. (CIMC) is a leading logistics, energy equipment, and service supplier. CIMC chose SAP S/4HANA software as a foundation for innovation in smart manufacturing and Industry 4.0. Through accelerated digital transformation, CIMC hopes to become the industry lighthouse in China that is aligned with the state’s “Belt and Road” initiative as well as “Made in China 2025.”

–      Hanon Systems is a full-line supplier of automotive thermal and energy management solutions. The design thinking engagement with SAP helped Hanon Systems rapidly prototype a solution for its people to more effectively manage reporting and data checks to enable more time for strategic decisions and faster responses. The South Korean company is launching its Digital Manufacturing Performance initiative utilizing machine learning in one of its European plants to streamline floor operations and gain insights into machine availability, performance, effectiveness and quality.

–      Ningbo Economic & Technical Development Zone Holding Co. Ltd. (NETD) operates public utilities businesses in logistics, real estate, financial investment, and environmental protection in China. Through the implementation of SAP Leonardo, SAP S/4HANA, and SAP SuccessFactors solutions, it is building a Smart Manufacturing Innovation Center in Ningbo to speed up the development of intelligent manufacturing. This will support NETD’s strategic plan – to help the local government provide better services in Zhejiang Province and to expand to the whole of China in the future.

–      Pricerite Stores Ltd. is the leading home-furnishing retailer in Hong Kong, including brands such as TMF Company Ltd., the largest chain store offering tailor-made furniture to local homes and families. They chose the SAP Hybris Cloud for Customer and SAP Hybris Marketing Cloud solutions to gain a 360-degree view of their customers. Both Pricerite and TMF will use these solutions to understand their customers’ interests and motivations, so that they can identify real-time marketing opportunities and develop personalized marketing experiences.

–      SEBANG Express, a South Korea-based company engaged in the logistics business, has been operating SAP ERP Central Component and the SAP Transportation Management application as its main ERP system. The successful implementation of this project enabled the SEBANG Group to become a company that is well-integrated, united, and aligned internally, while staying competitive and presenting a united front to the customer. Using SAP Transportation Management as a process model will facilitate growth in overall performance through more customer management applications, improved customer service, and improved new product and service innovation processes and applications, allowing the company to achieve market efficiency.

Europe, Middle East, and Africa (EMEA) Region

–      Al-Futtaim, a large conglomerate comprised of automotive, retail and property development, and engineering and technology businesses in the United Arab Emirates, moves to the cloud by integrating SAP SuccessFactors Employee Central with SAP Concur solutions. It will also leverage the SAP Leonardo digital innovation system to transform facilities management into “energy as a service” and reduce energy costs at its properties over the next five years. Al Futtaim plans to implement an energy management solution with IoT on SAP Cloud Platform, enabling scale to future properties.

–      Centrica, a multinational energy and services company based in the United Kingdom, has confirmed its commitment to SAP by extending its solution footprint to include SAP Hybris, SAP Ariba, and SAP Digital Boardroom solutions. We have also joined forces to develop an energy IoT solution, integrating sensors and machine learning algorithms running on SAP Leonardo IoT technologies. SAP S/4HANA Cloud will also act as Centrica’s digital core, connecting the enterprise with these IoT initiatives.

–      ifm electronic GmbH, a German vendor of automation technology, has chosen SAP Cloud Platform and the SAP IoT Application Enablement toolkit to get more real-time information from each piece of equipment on the shop floor. ifm is building its own sensor platform for real-time maintenance, energy data management, and Big Data analysis through ifm dashboards, as well as building innovative, data-driven applications (positioned as ifm Sensor Cloud).

–      innogy SE is a leading German energy company with the three business segments of grid and infrastructure, retail, and renewables. To be prepared for the future, innogy has chosen the SAP S/4HANA Finance solution, SAP Predictive Analytics software, SAP BusinessObjects BI suite, and the SAP Business Planning and Consolidation application to set up a new ERP system. innogy will use the digital core as the new platform for its management support and operations and maintenance processes.

–      Mercadona, the market leader for grocery retail in Spain, has chosen SAP to help move their business into the cloud. They will adopt SAP offerings to enable their end-to-end digital transformation, implementing a broad set of SAP software (including SAP S/4HANA and SAP SuccessFactors solutions) on the SAP HANA Enterprise Cloud service. This transformation will simplify company processes and the IT landscape, and help the company meet agile business requirements faster than ever. Mercadona and SAP have established a long-term partnership based on trust, which will help build a fully integrated SAP platform.

Energy and Emissions

Being a Front-Runner for a Greener Way of Working

As a role model for sustainable business operations, SAP takes its environmental responsibilities seriously. We believe that by running cleaner, greener operations, we can make a difference to our planet. In addition, we aim to enable our customers to reduce their overall carbon footprint through our software.

Our global environmental policy promotes a more productive use of resources by providing transparency in environmental issues, driving efficiency, and leveraging transformational strategies. It also outlines our environmental goals.

Our chief sustainability officer and our dedicated sustainability organization coordinate our response to climate change. Facilities management staff design and operate our facilities based on robust environmental standards. In addition, our IT operations personnel is committed to optimizing energy consumption in our data centers. We assess our environmental performance in quarterly management reviews.

This year, we continued to roll out our global environmental management system based on the ISO 14001 standard. We plan for the system to cover operations of about 70% of employees globally by 2018. At the end of 2017, 48 SAP sites in 28 countries (49% of employees) have been certified and have implemented ISO 14001.

Cutting Carbon Emissions

In 2017, we announced a commitment to making our operations carbon neutral by 2025. This is the next logical step in our long-term greenhouse gas (GHG) avoidance strategy, which also includes an undertaking to reduce GHG emissions to levels of the year 2000 by 2020. This year, we met our 2020 target and are now well on track to becoming carbon neutral. The target includes all direct emissions from running our business as well as a selected subset of indirect emissions from supply chains and services.

In 2017, SAP also became the first German company to be approved for the Science-Based Targets Initiative. As a member of this initiative, our science-based climate targets reflect the level of decarbonization required to keep the global temperature increase below two degrees Celsius compared to pre-industrial temperatures. This represents a reduction in emissions by SAP of 85% of our 2016 emissions by 2050, including energy consumption of our products in use at our customers.

A number of initiatives harness innovative technologies to help us run our operations in a way that minimizes our impact on the environment. In addition, our investment in renewable electricity certificates and carbon credits enables us to support sustainability projects across the globe.

In addition to our long-term commitment for 2025, we have derived annual targets for our internal operational steering. In 2017, we outperformed our annual target to reduce our emissions to 380 kilotons (kt) of CO2 by 55 kt, thus already fulfilling our 2020 target. This result stems primarily from a decrease in company car emissions as well as compensation with carbon emission offsets. Our focus on carbon emissions has contributed to a cumulative cost avoidance of €206 million in the past three years, compared to a business-as-usual scenario based on 2007. We achieved 45% of this cost avoidance in 2017.

Strengthening Our “Green Cloud”

At SAP, we have tied our business strategy to our environmental strategy by creating a “green cloud” powered by 100% renewable electricity. As more business moves to the cloud, data centers are a key part of how SAP provides solutions to our customers. By using our green cloud services, customers can significantly reduce their carbon footprint. Given the increasing data center capacity and an increasing energy consumption, our data centers have become a primary focus of our carbon reduction efforts.

We have introduced initiatives to drive efficiency and innovation with respect to our buildings, data center operations, and infrastructure. For example, in 2017, one of our main data centers in Rot, Germany, had a very efficient power usage effectiveness (PUE) of 1.36.

Committing to 100% Renewable Electricity

Our commitment to 100% renewable electricity is crucial to making our operations more sustainable. While SAP produces a small amount of renewable electricity through solar panels in some locations, we rely primarily on the purchase of renewable energy certificates (RECs) to achieve our target of 100% renewable electricity. We only invest in Gold Standard RECs, which support renewable energy projects that meet robust criteria in terms of environmental integrity, stakeholder inclusivity, safeguards, and reporting and verification.

*We started reporting our external data center energy consumption in 2014.

Helping Our Customers Run Greener Operations

The vast majority of our overall emissions result from the use of our software. When our customers run SAP software on their hardware and on their premises, the resulting carbon footprint is about 30 times the size of our own net carbon footprint. To address this, we have developed a downstream emissions strategy to help our customers, hardware providers, and others run greener operations. One of the most important ways we help our customers reduce their energy usage and emissions is by managing their SAP systems through cloud services provided by our carbon-neutral green cloud offerings. In addition, the solutions in our portfolio enable our customers to manage their resources, such as electricity, in an efficient manner.

The SAP HANA platform also plays a vital role in helping our customers cut their carbon emissions. By combining the worlds of analytic and transactional data into one real-time, in-memory platform, it can help create much leaner operations, further simplifying the system landscape and reducing energy consumption.

SAP also works with customers to optimize their on-premise landscapes so that they consume less energy. We achieve this by helping them decommission legacy systems, archive unused data, and consolidate business applications, as well as virtualize their system landscape.

Driving Environmental Initiatives Throughout SAP

We continuously pursue strategies to help us achieve our goal of reducing emissions at a time of ongoing growth in our business. Key initiatives for 2017 included the following:

–      EKOenergy certification
Most of our renewable electricity is purchased on the electricity market and is not produced by SAP. As recommended by the Greenhouse Gas Protocol and CDP, we actively look for the best available quality. Therefore, all of our purchased renewable electricity is EKOenergy certified. EKOenergy is the international not-for-profit ecolabel for energy. It certifies electricity from renewable energy installations that fulfil additional sustainability criteria. Through the purchase of EKOenergy, we also contribute to EKOenergy’s Climate Fund, used to finance solar projects tackling energy poverty.

–      Electric vehicles
As a result of our business expansion, the number of SAP employees eligible for a company car has increased annually. We want to ensure that the resulting growth in our car fleet does not undo our successes in cutting emissions. To help address this, SAP aims to increase the number of electric vehicles (battery electric vehicles and plug-in hybrid electric vehicles) in our company car fleet from 5% at the end of 2017 to 20% by 2020.

All electric company cars charged at SAP are powered with 100% renewable electricity. In addition, in Germany, we provide employees with an incentive to switch to electric alternatives by offering a battery subsidy that partially offsets the higher costs of an electric vehicle.

–      Internal carbon pricing for business flights
We continue with our program introduced in 2015 to reduce the impact of air travel by SAP employees. In addition to avoiding business flights by investing in virtual collaboration and communication technologies, we invest in carbon emission offsets for air travel in the majority of countries we travel from by charging an internal carbon price. This offset effort resulted in a compensation of 135 kt in 2017.

–      Investment in carbon credits
In 2017, we continued to realize the benefits of our investment in the Livelihoods Fund. Several years ago, we made a commitment to invest €3 million covering a 20-year participation in a fund that supports social causes as well as the sustainability of agricultural and rural communities worldwide. The returns from this unique investment in the Livelihoods Fund consist of high-quality carbon credits. Following the success of this scheme, we plan to invest in a second Livelihoods Fund in 2018, increasing our commitment to sustainable initiatives. In 2017, the carbon credits we received helped us to offset our carbon footprint by 21.4 kt.

Intellectual Property, Proprietary Rights and Licenses

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. For further details on risks related to SAP’s intellectual property rights, see “Item 3. Key Information — Risk Factors — Economic, Political, Social, and Regulatory Risks.”

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

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 445,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 130,000 square meters. In approximately 70 countries worldwide, we occupy roughly 1,720,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 335,000 square meters in the EMEA region, excluding Germany, approximately 385,000 square meters in the region North and Latin America, and approximately 425,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training, administration and messaging. Substantially all our facilities are being fully used or sublet. For a discussion on our non-current assets by geographic region see Note (28) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employee,”

which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

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

Capital Expenditures

Principal Capital Expenditures and Divestitures Currently in Progress

In 2017, we continued various construction projects and started new construction activities in several locations. Except for one new office building in Walldorf, which is intended to be partially financed by a promotional loan, we plan to finance all of these projects from operating cash flow. Our most important projects are listed below:

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total Cost	Costs Incurred as at December 31, 2017	Estimated Completion Date
Germany	Walldorf	New data center phase 1	65	46	April 2018
United States	Colorado Springs, CO	New data center	108	68	April 2018
Germany	Walldorf	New office building for approx. 450 employees	37	5	November 2018
Germany	Walldorf	New data center phase 2	52	1	January 2019
Germany	St. Leon-Rot	New office building for approx. 450 employees	37	1	January 2019
Germany	Walldorf	New office building for approx. 700 employees	74	37	February 2019
Germany	Munich	New office building for approx. 850 employees	95	0	April 2021

For more information about planned capital expenditures, see the Investment Goals section. There were no material divestitures within the reporting period.

Principal Capital Expenditures and Divestitures for the Last Three Years

Our principal capital expenditures for property, plant, and equipment amounted to €1,196 million in 2017 (2016: €933 million; 2015: €580 million). Principal capital expenditures in 2017 for property, plant, and equipment increased compared to 2016 primarily due to replacement and purchase of IT infrastructure (data centers, etc.). The increase from 2015 to 2016 was mainly due to higher investments in data centers and replacement investments in hardware as well as higher investments in office buildings.

Our capital expenditures for intangible assets such as acquired technologies and customer relationships amounted to €227 million in 2017 compared to €158 million in 2016 (2015: €70 million). Our investments allocated to goodwill increased to €208 million in 2017 from €57 million in 2016 (2015: €27 million). The respective increases in 2017 are due to one acquisition which added more goodwill than the several small acquisitions in 2016, while the increase in 2016 compared to 2015 was due to the fact that we executed several smaller acquisitions in 2016 compared to only one smaller acquisition in 2015. For further details on capital expenditures related to acquisitions, see Note (15) to our Consolidated Financial Statements.

For further information regarding the principal markets in which SAP conducts business, including a breakdown of total revenues by category of activity and geographic market for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Operating Results (IFRS)” of this report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

For information on our principal sources of revenue and how the different types of revenue are classified in our income statement refer to Note (3b) to our Consolidated Financial Statements, section Revenue Recognition.

See “Item 4. Information about SAP — Products, Research & Development, and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

–         the factors that we believe impacted our performance in 2017;

–         our outlook for 2017 compared to our actual performance (non-IFRS);

–         a discussion of our operating results for 2017 compared to 2016 and for 2016 compared to 2015;

–         the factors that we believe will impact our performance in 2018; and

–         our operational targets for 2018 (non-IFRS).

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors” and “Item 18. Financial Statements.”

Economy and the Market

Global Economic Trends

The global economy continued to expand at a solid rate in 2017, and the recovery showed signs of worldwide synchronization. This conclusion was drawn by the European Central Bank (ECB) in its December 2017 Economic Bulletin1. The document describes the sustained pace of expansion of the global economy, which became more broad-based throughout the year. However, it elaborates that in advanced economies, rates of investment fell in the wake of the financial crisis, driven by the ensuing weakened expectations of demand prospects together with tighter financial conditions and heightened uncertainty. According to the ECB, investment was also lower in emerging market economies in 2017, in particular in commodity-exporting countries.

In the Europe, Middle East, and Africa (EMEA) region, the ECB found a strong pace of economic expansion in the euro area in 2017, supported by growth in private consumption as well as exports benefiting from the global recovery. Also, according to the ECB’s December 2017 Economic Bulletin, economic activity in central and eastern European countries accelerated in 2017, driven by a rebound in investment and strong private consumption. Even Russia, after its previous deep recession, managed an economic recovery in 2017, states the ECB.

As for the North America and Latin America (Americas) region, U.S. economic activity expanded at a solid pace in 2017, despite the impact of recent hurricanes, reports the ECB. Growth in investment and consumption strengthened domestic demand in the United States. Brazil was also in recovery throughout the year, even though political uncertainties continuously weighed on its business investments and consumer spending.

The Asia Pacific Japan (APJ) region produced a robust real GDP growth in Japan in 2017. This was due to strengthening foreign demand, growing private investments, and easing financing conditions. In China, economic activity expanded at a significant pace, supported by resilient consumption and a still stable housing market, finds the ECB. Finally, world economic activity was also supported by India.

The IT Market

In 2017, IDC (International Data Corporation), a U.S.-based market research firm, observed “tremendous” momentum and influence of digital transformation on technology spending worldwide, spanning all geographies and industries2. Digital transformation became the source of innovation and creativity for new business models, many of which were subscription/cloud based3. Therefore, in 2017, the growing enterprise focus on digital transformation brought about expanding demand for cloud services, surrounding technologies as well as professional and management services4, explains IDC. Additionally, it states that the cloud delivery and consumption model has by now revolutionized the entire IT industry, shifting many traditional IT apps and workloads to the “as a service” model4 over the past year as organizations looked to become more productive, improve collaboration, and drive continuous innovation5.

Migrating or expanding existing on-premises and new workloads to the cloud was in most cases accompanied by an immediate or eventual reduction in capital expenditure for data center updates or expansion as well as a decline in on-premises operational expenses5, says IDC. Hence, IT spending was increasingly transferred from hardware to software in 2017, and most providers with perpetually licensed software were undergoing a major transition toward subscription and cloud3.

Under these circumstances, software spending rebounded strongly to US$301.6 billion in 2017 (services spending to

US$513.2 billion)2, estimates IDC. In this calculation, a “hybrid” management of complex environments represented the largest percentage with multiple public clouds, private clouds, and traditional systems that needed to be interconnected, integrated, and collectively managed4. The second largest percentage featured managed and professional services around cloud adoption, accounting for one third of all cloud-related spending4, says IDC.

Over the past months, IDC monitored cloud services suppliers introducing a steady stream of innovative IT services, including Internet of Things back-end services, data services, blockchain services, and artificial intelligence-related services4. Therefore, IDC calls the cloud the “launch pad” for virtually all IT innovation4.

For example, asset-intensive industry segments in 2017 rapidly expanded their investments in IoT equipment and connected processes as well as connected finished products and services5. At the same time, according to IDC, more enterprises began to view data as an asset and invested more in technology, helping them to gain greater awareness of their data and to assess its value. Accordingly, nearly 50% of large enterprises generated revenue from data as a service, sale of raw data, derived metrics, insights, and recommendations in 20176, reports IDC.

Furthermore, the blockchain technology as a foundation for digital trust6 became more important in 2017, observes IDC: While security concerns used to keep enterprises from moving to the cloud in earlier years, enhanced security capabilities available from service providers turned out to be a major incentive to move to the cloud in 20174. Finally, IDC saw “artificial intelligence everywhere”6 in 2017 and finds this technology demonstrating its potential in smartphones, automobiles, aircrafts, cybersecurity, digital warfare, and on the Internet2. According to IDC, worldwide revenue for cognitive and artificial intelligence systems reached US$12.5 billion in 2017, an increase of 59.3% over 20165.

Sources:

1      European Central Bank, Economic Bulletin, Issue 8/2017, Publication Date: December 28, 2017 (http://www.ecb.europa.eu/pub/pdf/ecbu/eb201708.en.pdf)

2      IDC FutureScape: Worldwide Digital Transformation 2018 Predictions, Doc #US43154617, October 2017

3      IDC Market Forecast: Software License, Maintenance & Subscription Forecast, 2017-2021, Doc #US42825517, July 2017

4      IDC Worldwide Whole Cloud Forecast, 2017-2021, Doc #US43215817, December 2017

5      IDC FutureScape, Worldwide Cloud 2018 Predictions, Doc #US42014717, October 2017

6      IDC FutureScape: Worldwide IT Industry 2018 Predictions, Doc #US43171317, October 2017

Impact on SAP

The global trend of digital transformation has been a major business driver for SAP, and the broad adoption of cloud solutions drove our success. Our consistent strategy of innovation and growth and our investments into new technologies to help our customers become “intelligent enterprises” paid off.

We saw strong momentum across our entire portfolio and in all regions, and the growth of our more predictable revenue share signaled trust in SAP.

Performance Against Our Outlook for 2017 (Non-IFRS)

Our 2017 operating profit-related goals and published outlook were based on our non-IFRS financial measures. For this reason, in the following section we discuss performance against our outlook only in terms of non-IFRS numbers derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of the International Financial Reporting Standards (IFRSs), so the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2017 (Non-IFRS)

At the beginning of 2017, we projected that our 2017 non-IFRS cloud subscriptions and support revenue would be between €3.8 billion and €4.0 billion at constant currencies (2016: €2.99 billion). We expected full-year 2017 non-IFRS cloud and software revenue to increase by 6% to 8% at constant currencies (2016: €18.43 billion). In addition, we aimed for non-IFRS total revenue in a range of €23.2 billion to €23.6 billion at constant currencies (2016: €22.67 billion). We also projected our full-year non-IFRS operating profit for 2017 would end between €6.8 billion and €7.0 billion (2016: €6.63 billion) at constant currencies. We anticipated an effective tax rate (IFRS) of 26.0% to 27.0% (2016: 25.3%) and an effective tax rate (non-IFRS) of 27.0% to 28.0% (2016: 26.8%).

In July 2017, we raised our forecast for the non-IFRS cloud and software revenue growth rate to between 6.5% and 8.5% at constant currencies. We also raised our outlook for non-IFRS total revenue to a range of €23.3 billion to €23.7 billion at constant currencies. These increases in comparison to our original outlook were based on a strong pipeline as well as a strong first half, which, in light of an 8% growth at constant currencies in non-IFRS cloud and software revenue, already lay at the upper end of our full-year expectations.

In October 2017, based on the continued high volume of orders, particularly for SAP S/4HANA, we raised our outlook for the 2017 non-IFRS cloud and software revenue growth rates to range between 7.0% and 8.5% at constant currencies. We consequently also raised our forecast for non-IFRS total revenue to range between €23.4 billion to €23.8 billion at constant currencies. In view of the greater revenues expected, we also narrowed our outlook for full-year operating profit (non-IFRS) for 2017 upward to range between €6.85 billion and €7.0 billion at constant currencies. We also announced that the Company expected its full-year 2017 effective tax rates (IFRS and non-IFRS) to be below the previous outlook for the effective tax rate (IFRS) of 26.0% to 27.0% and for the effective tax rate (non-IFRS) of 27.0% to 28.0%. The decrease in comparison to the previous outlook mainly resulted from a one-time tax benefit relating to an intra-group transfer of intellectual property rights to SAP SE which was expected to be executed in the fourth quarter. SAP committed to update its effective tax rate outlook once the effect is quantifiable.

In December 2017, considering the estimated one-time benefit and updated expectations for the full year, SAP adjusted its full-year 2017 effective tax rate (IFRS) to 23.0% to 24.0% and its full-year 2017 effective tax rate (non-IFRS) to 25.0% to 26.0% after the intra-group transfer of intellectual property rights to SAP SE was completed in the fourth quarter. This outlook did not consider any impact from a potential U.S. tax reform.

To assist in understanding our 2017 performance as compared to our 2017 outlook a reconciliation from our IFRS financial measures to our non-IFRS financial measures is provided below. These IFRS financial measures reconcile to the nearest non-IFRS equivalents as follows:

€ millions, except operating margin	IFRS Financial Measure	Recurring Revenue not Recorded Under IFRS	Acquisition -Related Charges	Share- Based Payments	Restruc- turing	Non-IFRS Financial Measure	Currency Effect on the Non-IFRS Financial Measure	Non-IFRS Financial Measure at Constant Currency
Cloud subscriptions and support revenue	3,769	2	NA	NA	NA	3,771	59	3,831
Software licenses and support revenue	15,780	0	NA	NA	NA	15,781	207	15,988
Cloud and software revenue	19,549	3	NA	NA	NA	19,552	267	19,819
Total revenue	23,461	3	NA	NA	NA	23,464	301	23,765
Operating profit	4,877	3	587	1,120	182	6,769	151	6,920
Operating margin (in %)(1)	20.8	0	2.5	4.8	0.8	28.9	0.3	29.1

(1)             Operating profit is the numerator and total revenue is the denominator in the calculation of our IFRS operating margin and the comparable non-IFRS operating margin; operating margin numbers are included in this table for the convenience of the reader.

2017 Actual Performance Compared to Outlook (Non-IFRS)

We hit the raised outlook for all our guidance parameters we published in July, October and December.

Comparison of Outlook and Results for 2017

	Outlook for 2017 (as reported in Integrated Report 2016)	Revised Outlook for 2017 (Q2 Quarterly Statement)	Revised Outlook for 2017 (Q3 Quarterly Statement)	Results for 2017
Cloud subscriptions and support revenue (non-IFRS, at constant currencies)	€3.80 billion to €4.00 billion			€3.83 billion
Cloud and software revenue (non-IFRS, at constant currencies)	+6.0% to +8.0%	+6.5% to +8.5%	+7.0% to +8.5%	+8%
Total revenue (non-IFRS, at constant currencies)	€23.20 billion to €23.60 billion	€23.30 billion to €23.70 billion	€23.40 billion to €23.80 billion	€23.77 billion
Operating profit (non-IFRS, at constant currencies)	€6.80 billion to €7.00 billion		€6.85 billion to €7.00 billion	€6.92 billion
Effective tax rate (IFRS)	26.0% to 27.0%		23.0% to 24.0%*	19.3%
Effective tax rate (non-IFRS)	27.0% to 28.0%		25.0% to 26.0%*	22.6%

* In the Q3 Quarterly Statement we disclosed our expectation to be below the previous outlook; we adjusted these rates in December for the full-year 2017.

Despite diplomatic tensions, particularly in the Middle East, Turkey, and North Korea, coupled with uncertainties regarding the possible outcome and effects of the Brexit negotiations, our new and existing customers continued to show a strong willingness to invest in our solutions.

At constant currencies, non-IFRS cloud subscriptions and support revenue grew from €2.99 billion in 2016 to €3.83 billion in 2017 and therewith ended in our guidance range of €3.80 billion to €4.00 billion. That represents an increase of 28% on a constant currency basis.

Our new cloud bookings, which is the main measure for our cloud-related sales success and for future cloud subscriptions revenue, increased 30% on a constant currency basis in 2017 to €1.50 billion (2016: €1.15 billion). In addition to this strong growth, our cloud backlog (unbilled future revenue based on existing customer contracts) climbed by 38% to €7.5 billion (2016: €5.4 billion). This committed business will contribute to our cloud growth in 2018 and beyond.

Besides the cloud business, our traditional on-premise business again showed remarkable growth in 2017. On a constant currency basis, cloud and software revenue (non-IFRS) was €19.82 billion in 2017 (2016: €18.43 billion), representing an increase of 8%, and as such reached the upper end of our increased outlook in July and October.

Our total revenue (non-IFRS) on a constant currency basis rose 8% in 2017 to €23.77 billion (2016: €22.07 billion) and therefore achieved the upper end of our twice increased outlook, which we last predicted to range between €23.40 billion and €23.80 billion.

Operating expenses (non-IFRS) in 2017 on a constant currency basis were €16.84 billion (2016: €15.43 billion), an increase of 9%.

Our expense base in 2017 continued to be impacted by the transformation to a fast-growing cloud business. In our outlook, we expected the cloud subscriptions and support gross margin to be at least stable or to slightly increase compared to 2016. The cloud subscriptions gross margin for 2017 was 62.4%, a decrease of 2.0pp on a constant currency basis, and as such, below our expectations. The decrease is primarily due to ongoing investments in our cloud business as well as the change in the cloud subscription revenue mix. In order to further increase the efficiency and performance of our cloud services, we continued to invest heavily in our Software as a Service/Platform as a Service (SaaS/PaaS) and Infrastructure-as a Service (IaaS) cloud services, which are currently growing at an above-average rate. However, since these two service offerings have a lower gross margin than our network business, the overall margin decreased.

The cloud subscriptions and support gross margins of our cloud offerings developed heterogeneously in 2017:

Our cloud subscriptions gross margin (non-IFRS) in our business network business increased by 0.8pp (on a constant currency basis) and resulted in 76.8% for 2017, already close to our long-term ambition of 80%. This excellent result is attributable to the continued positive gross margin development within the Concur and SAP Ariba portfolio.

The cloud subscriptions gross margin (non-IFRS) of our Infrastructure as a Service (IaaS) cloud offering continued to develop very well in 2017. Our cloud subscription gross margin (non-IFRS) was 6.6% in 2017, which reflects an improvement of 12.7pp on a constant currency basis.

Profitability in our Software as a Service/Platform as a Service (SaaS/PaaS) cloud offering was 57.4% at constant currency for 2017 compared to our long-term ambition of 80%. Affected by the incremental investments in our cloud infrastructure, cloud profitability fell by 3.8pp on a constant currency basis, mainly due to significant investments in the expansion of our data center and IT infrastructure as well as in the harmonization of our various public cloud offerings onto one platform.

Despite these investments, we saw efficiency improvements in both our cloud and traditional on-premise business, which drove continued operating profit expansion. Non-IFRS operating profit in 2017 was €6.92 billion on a constant currency basis (2016: €6.63 billion), reflecting an increase of 4%. As a result, we were able to surpass our excellent results from 2016, despite our continued investment in our business transformation during the reporting year. The positive development of our operating profit was influenced by careful investment decisions focused on customers and products which, among other things, resulted in an increase in our overall headcount by 4,361 full-time equivalents, primarily in research & development, cloud, and sales. With these additional resources, we continued to make targeted investments in our innovation areas and growth markets. Thus, constant currency non-IFRS operating profit amounting to €6.92 billion was at the midpoint of our outlook range raised in October (€6.85 billion to €7.00 billion).

We achieved an effective tax rate (IFRS) of 19.3% and an effective tax rate (non-IFRS) of 22.6%, which is significantly below the adjusted outlook in December of 23.0% to 24.0% (IFRS) and 25.0% to 26.0% (non-IFRS). This mainly resulted from a one-time tax benefit due to the U.S. tax reform.

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

Our 2017 Results Compared to Our 2016 Results (IFRS)

Revenue

€ millions	2017	2016	Δ in%
Cloud subscriptions and support	3,769	2,993	26
Software licenses	4,872	4,860	0
Software support	10,908	10,571	3
Software licenses and support	15,780	15,431	2
Cloud and software	19,549	18,424	6
Services	3,911	3,638	8
Total revenue	23,461	22,062	6

Total Revenue

Total revenue increased from €22,062 million in 2016 to €23,461 million in 2017, representing an increase of €1,399 million or 6%.

This increase reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects. The growth in revenue resulted primarily from a €776 million increase in cloud subscriptions and support revenue. Furthermore, software support revenue rose €337 million. This growth is a result of continuously high software license revenue, which increased €12 million in 2017. Cloud and software revenue climbed to €19,549 million in 2017, an increase of 6%. Cloud and software revenue represented 83% of total revenue in 2017 (2016: 84%). Service revenue increased 8% from €3,638 million in 2016 to €3,911 million in 2017, which was 17% of total revenue.

For more information about our regional performance, see the Revenue by Region section below.

Cloud and Software Revenue

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

Cloud and software revenue grew from €18,424 million in 2016 to €19,549 million in 2017, an increase of 6%. This reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects.

Cloud subscriptions and support revenue increased from €2,993 million in 2016 to €3,769 million in 2017.

Despite a combination of a partly challenging macroeconomic and political environment and the accelerating industry shift to the cloud, we achieved a €12 million increase in software revenue. This increase, from €4,860 million in 2016 to €4,872  million in 2017, reflects a 3% increase from changes in volumes and prices and a 2% decrease from currency effects. Our customer base continued to expand in 2017. Based on the number of contracts concluded, 15% of the orders we received for software in 2017 (2016: 16%) were from new customers. The total value of software orders received increased 1% year over year. The total number of contracts signed for new software increased 3% to 59,147 (2016: 57,291 contracts), with an average order value of €89 thousand in 2017 (2016: €91 thousand). In 2017, 30% (2016: 29%) of our software order entry resulted from deals worth more than €5 million, while 40% (2016: 38%) resulted from deals worth less than €1 million.

Our stable customer base, the continued demand for our software throughout 2017 and the previous years, and the continued interest in our support offerings resulted in an increase in support revenue from €10,571 million in 2016 to €10,908 million in 2017. The SAP Enterprise Support offering was the largest contributor to our support revenue. The €337 million, or 3%, growth in support revenue reflects a 4% increase from changes in volumes and prices and a 1% decrease from currency effects. This growth is primarily attributable to SAP Product Support for Large Enterprises and SAP Enterprise Support. The acceptance rate for SAP Enterprise Support among new customers remained very high in 2017 at 99% (2016: 100%).

Software and support revenue rose €350 million, or 2%, from €15,431 million in 2016 to €15,780 million in 2017. This growth reflects a 4% increase from changes in volumes and prices and a 1% decrease from currency effects.

We define predictable revenue as the sum of our software support revenue and our cloud subscriptions and support revenue. Compared to the previous year, our predictable revenue increased from €13,564 million in 2016 to €14,677 million in 2017. This reflects a rise of 8%. Predictable revenue accounted for 63% of our total revenue in 2017 (2016: 61%).

Services Revenue

Services revenue combines revenue from professional services, premium support services, and other services such as training services, messaging services, and payment services. Professional services primarily relate to the implementation of our cloud subscriptions and on-premise software products. Our premium support offering consists of high-end support services tailored to customer requirements. Messaging services are primarily transmissions of electronic text messages from one mobile phone provider to another. Payment services are delivered in connection with our travel and expense management offerings.

Services revenue increased €273 million, or 8%, from €3,638  million in 2016 to €3,911 million in 2017. This increase reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects.

Solid market demand for service projects led to a 12% increase of €332 million in consulting revenue and premium support revenue from €2,883 million in 2016 to €3,215 million in 2017. This growth reflects a 12% increase from changes in volumes and prices and a 1% decrease from currency effects. Consulting and premium support revenue contributed 82% of total service revenue (2016: 79%). Consulting and premium support revenue contributed 14% of total revenue in 2017 (2016: 13%).

Revenue from other services decreased €59 million, or 8%, to €697 million in 2017 (2016: €756 million). This reflects a 7% decrease from changes in volumes and prices and a 1% decrease from currency changes.

Revenue by Region

Revenue by Region

€ millions	2017	2016	Δ in%
Germany	3,352	3,034	10
Rest of EMEA	7,063	6,721	5
EMEA	10,415	9,755	7
United States	7,436	7,167	4
Rest of Americas	1,911	1,763	8
Americas	9,347	8,931	5
Japan	885	825	7
Rest of APJ	2,814	2,552	10
APJ	3,699	3,377	10
SAP Group	23,461	22,062	6

EMEA Region

In 2017, the EMEA region generated €10,415 million in revenue (2016: €9,755 million), which was 44% of total revenue (2016: 44%). This represents a year-over-year increase of 7%. Revenue in Germany increased 10% to €3,352 million in 2017 (2016: €3,034 million). Germany contributed 32% (2016: 31%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in the United Kingdom, France, Switzerland, the Netherlands, and Italy. Cloud and software revenue generated in the EMEA region totaled €8,759 million (2016: €8,193 million). That was 84% of all revenue from the region (2016: 84%).

Cloud subscriptions revenue in the EMEA region rose 46% to €1,029 million in 2017 (2016: €703 million). This increase reflects a 48% increase from changes in volumes and prices and a 2% decrease from currency effects. Software licenses and software support revenue rose 3% to €7,731 million in 2017 (2016: €7,489 million). This growth reflects a 3% increase from changes in volumes and prices and a currency effect of 0%.

Americas Region

In 2017, 40% of our total revenue was generated in the Americas region (2016: 40%). Total revenue in the Americas region increased 5% to €9,347 million; revenue generated in the United States increased 4% to €7,436 million. The revenue growth in the United States reflects a 6% increase from changes in volumes and prices and a negative currency effect of 2%. The United States contributed 80% (2016: 80%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue increased 8% to €1,911 million. This increase reflects a 9% increase from changes in volumes and prices and a 1% decrease from currency effects. Revenue in the remaining countries of the Americas region was generated primarily in Canada, Brazil, and Mexico. Cloud and software revenue generated in the Americas region totaled €7,666 million (2016: €7,366 million). That was 82% of all revenue from the region (2016: 82%).

Cloud subscriptions revenue in the Americas region rose 16% to €2,321 million in 2017 (2016: €2,000 million); this includes a negative currency effect of 2%. Software licenses and software support revenue was €5,345 million in 2017 (2016: €5,366 million).

APJ Region

In 2017, 16% (2016: 15%) of our total revenue was generated in the APJ region. Total revenue in the APJ region increased 10% to €3,699 million. This growth reflects a 12% increase from changes in volumes and prices and a 2% decrease from currency effects. In Japan, revenue increased 7% to €885 million. Revenue from Japan was 24% (2016: 24%) of all revenue generated in the APJ region. The revenue growth in Japan was attributable to a 13% increase from changes in volumes and prices and a 6% decrease from currency effects. In the remaining countries of the APJ region, revenue increased 10%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, India, and China. Cloud and software revenue in the APJ region totaled €3,124 million in 2017 (2016: €2,865 million). That was 84% of all revenue from the region (2016: 85%).

Cloud subscriptions revenue in the APJ region rose 45% to €419 million in 2017 (2016: €290 million). This increase reflects a 47% increase from changes in volumes and prices and a 2% decrease from currency effects. Software licenses and software support revenue rose 5% to €2,705 million in 2017 (2016: €2,575 million). This increase reflects an 8% increase from changes in volumes and prices and a 3% decrease from currency effects.

Operating Profit and Operating Margin

Total Operating Expenses

€ millions	2017	% of total revenue(1)	2016	% of total revenue(2)	Δ in %
Cost of cloud subscriptions and support	–1,660	7	–1,313	6	26
Cost of software licenses and support	–2,234	10	–2,182	10	2
Cost of cloud and software	–3,893	17	–3,495	16	11
Cost of services	–3,158	13	–3,089	14	2
Research and development	–3,352	14	–3,044	14	10
Sales and marketing	–6,924	30	–6,265	28	11
General and administration	–1,075	5	–1,005	5	7
Restructuring	–182	1	–28	0	>100
Other operating income/expense, net	1	0	–3	0	<-100
Total operating expenses	–18,584	79	–16,928	77	10

(1) Total revenue for 2017: € 23,461 million.

(2) Total revenue for 2016: € 22,062 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2017	2016	Δ in %
Operating profit	4,877	5,135	–5
Operating margin (in %)	20.8	23.3	–2.5pp

SAP posted record revenues in 2017, particularly in Cloud and Services. Our revenue from cloud subscriptions and support increased 26% while our services revenue improved 8%. In 2017, total revenue grew 6% to €23,461 million (2016: €22,062 million), representing an increase of €1,399 million.

On the other hand, our operating expenses increased €1,656 million or 10% to €18,584 million (2016: €16,928 million). The main contributors to that increase were our continued investment in sales and research and development activities as well as our higher revenue-related and investment-related cloud subscriptions and support costs. The higher share price in 2017 lead to increased costs of share-based compensation of €1,120 million (2016: €785 million). Our employee headcount (measured in full-time equivalents, or FTEs) increased by 4,361 FTEs year over year to 88,543.

Overall, the increase in expenses exceeded our growth in revenue, leading to a 5% decrease in operating profit to €4,877 million (2016: €5,135 million).

We see the increased operating expenses largely as investments in the future that help to secure long-term sales growth.

As an overall result of these effects on operating profit, our operating margin narrowed 2.5pp to 20.8% in 2017 (2016: 23.3%).

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of customer support costs, costs of developing custom solutions that address customers’ specific business requirements, costs for deploying and operating cloud solutions, amortization expenses relating to intangibles, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2017, the cost of cloud and software increased 11% to €3,893 million (2016: €3,495 million).

Main impact on costs was an additional €347 million year over year for delivering and operating cloud applications in response to the sustained strength of customer demand. These investments contributed to revenue growth. Our margin on cloud subscriptions and support narrowed from 56.1% in 2016 to 56.0% in 2017. This margin decline is attributable to investments in our cloud business, which offset the strong growth in cloud subscriptions and support revenue.

A 2% increase in software license and support revenue led to a corresponding 2% increase in customer support costs to €2,234 million, and enabled us to keep our software license and support margin stable at 85.8% (2016: 85.9%). The gross margin on cloud and software, defined as cloud and software profit as a percentage of cloud and software revenue, narrowed by 1pp in 2017 to 80.1% (2016: 81.0%). This decline was mainly driven by the change in the Cloud and Software revenue mix, which now has a higher proportion of cloud subscriptions and support revenues. Due to infrastructure costs, these revenues currently deliver a lower margin and a declining proportion of higher-margin software and support revenues.

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services and training personnel and the cost of bought-in consulting and training resources.

Although we were able to increase our service revenue by 8% year over year to €3,911 million in 2017 (2016: €3,638 million), our service business continues to be greatly affected as we trend away from classic software licensing and consulting revenue toward more subscription revenue from cloud solutions. In addition, we continue to invest in our SAP ONE

Service organization and in our customer co-innovation projects. As a result, cost of services rose 2% to €3,158 million (2016: €3,089 million). Our gross margin on services, defined as services profit as a percentage of services revenue, increased 4.2pp to 19.3% (2016: 15.1%).

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Due to growing personnel costs driven by a 10% increase in our yearly average R&D headcount, our R&D expense increased by 10% to €3,352 million in 2017 from €3,044 million in 2016. R&D expense as a percentage of total revenue thus increased to 14.3% in 2017 (2016: 13.8%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense rose 11% from €6,265 million in 2016 to €6,924 million in 2017. The increase was mainly the result of greater personnel costs as we expanded our global sales force, and of increased expenditure for bonus payments prompted by the strong revenue growth. The ratio of sales and marketing expense to total revenue, expressed as a percentage, increased to 29.5% year over year (2016: 28.4%), an increase of 1.1pp.

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration functions.

General and administration expense increased 7% from €1,005 million in 2016 to €1,075 million in 2017. This increase is primarily the result of higher personnel costs related to job creation in administrative areas, based on the increased business volume related to our growth. Thanks to strong operating results, the ratio of general and administration expense to total revenue remained stable year over year at 4.6% (2016: 4.6%).

Segment Information

At the end of 2017, SAP had two operating segments: the Applications, Technology & Services segment and the SAP Business Network segment.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Note (28), and the Performance Management System section.

Applications, Technology & Services Segment

€ millions, unless otherwise stated (Non-IFRS)	2017	2016	Δ in %	Δ in % (Constant Currency)
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,604	1,191	35	37
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	57	62	–4pp	–4pp
Cloud subscriptions and support revenue – IaaS2)	328	209	57	60
Cloud subscriptions and support gross margin – IaaS2) (in %)	6	–6	12pp	13pp
Cloud subscriptions and support revenue	1,932	1,400	38	40
Cloud subscriptions and support gross margin (in %)	49	52	–3pp	–3pp
Segment revenue	21,141	20,130	5	6
Gross margin (in %)	73	74	–1pp	–0pp
Segment profit	8,102	8,051	1	2
Segment margin (in %)	38	40	–2pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

The Applications, Technology & Services segment recorded a strong increase in cloud subscriptions and support revenue in 2017. As a consequence of continuous strong demand in our Human Capital Management solutions, and growing success of our SAP Cloud Platform in the market, SaaS/PaaS revenue increased 34.6% (36.6% at constant currencies). We also saw SAP S/4HANA cloud and SAP Leonardo, our strategic offers for the future, develop very positively, with high growth rates.

Our software support revenue further increased in 2017. It rose 3.3% (4.2% at constant currencies) to €10,890 million. Including software licenses revenue, which remained at the same level year over year (increased 2.4% at constant currencies), we achieved a total software licenses and support revenue of €15,762 million in 2017.

Overall, the revenue share of more predictable revenue streams in this segment increased 1.3pp from 59.3% in 2016 to 60.7% in 2017.

The segment’s cost of revenue during the same time period increased 7.4% (8.2% at constant currencies) to €5,703 million (2016: €5,311 million). This increase in expenses was primarily the result of higher investment in expanding our cloud infrastructure and in providing and operating our cloud applications. This impacted particularly the SaaS/PaaS business, whose margin consequently declined 4.3pp compared to the year before. These costs were partially offset by our IaaS business that with an increasing level of maturity achieved significant increases in efficiency. It ended the fiscal year with a margin growth of 11.8pp (12.7pp at constant currencies).

SAP Business Network Segment

€ millions, unless otherwise stated (Non-IFRS)	2017	2016	Δ in %	Δ in % (Constant Currency)
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,840	1,595	15	17
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	76	1pp	1pp
Cloud subscriptions and support revenue	1,840	1,595	15	17
Cloud subscriptions and support gross margin (in %)	77	76	1pp	1pp
Segment revenue	2,261	1,925	17	19
Gross margin (in %)	68	67	1pp	1pp
Segment profit	385	341	13	16
Segment margin (in %)	17	18	–1pp	–1pp

1) Software as a Service/Platform as a Service

The SAP Business Network segment was able to increase its cloud subscriptions and support gross margin in 2017 (0.8pp) to 76.7%. This improvement is mainly attributable to increased efficiency in operating costs. The segment’s cost of revenue increased 15.0% in 2017 (16.8% at constant currencies) to €725 million (2016: €631 million).

The revenue increased by 17.4% (19.4% at constant currencies) to €2,261 million. As a result, the SAP Business Network segment achieved a segment gross profit of €1,536 million in 2017 (2016: €1,295 million), an increase of 18.6% (20.7% at constant currencies).

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			2017	2016	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	1,840	1,870	1,595	15	17
	Other	1,604	1,627	1,191	35	37
	Total	3,443	3,497	2,786	24	26
Cloud subscriptions and support revenue – IaaS2)		328	334	209	57	60
Cloud subscriptions and support revenue		3,771	3,831	2,995	26	28
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other	57	57	61	–4pp	–4pp
	Total	68	68	70	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		6	7	–6	12pp	13pp
Cloud subscriptions and support gross margin (in %)		62	62	64	–2pp	–2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Financial Income, Net

Financial income increased to €185 million (2016: -€38 million). Our finance income was €463 million (2016: €230 million) and our finance costs were €278 million (2016: €268 million).

Finance income mainly consists of gains from disposal of equity securities totaling €382 million (2016: €164 million), interest income from loans and receivables, and other financial assets (cash, cash equivalents, and current investments) totaling €49 million (2016: €40 million), and income from derivatives totaling €44 million (2016: €29 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €90 million (2016: €108 million) and negative effects from derivatives amounting to €116 million (2016: €114 million). The decrease in finance costs is mainly due to lower average indebtedness. For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (17b).

Income Taxes

The effective tax rate in 2017 was 19.3% (2016: 25.3%). The year-over-year decrease in the effective tax rate mainly resulted from one-time tax benefits relating to an intra-group transfer of intellectual property rights to SAP SE and the U.S. tax reform which were partly compensated by valuation allowances on deferred tax assets and changes in the regional allocation of income. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (10).

Our 2016 Results Compared to Our 2015 Results (IFRS)

Revenue

€ millions	2016	2015	Δ in%
Cloud subscriptions and support	2,993	2,286	31
Software licenses	4,860	4,835	1
Software support	10,571	10,093	5
Software licenses and support	15,431	14,928	3
Cloud and software	18,424	17,214	7
Services	3,638	3,579	2
Total revenue	22,062	20,793	6

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

For more information about the breakdown of total revenue by region see the Revenue by Region section below.

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

We define predictable revenue as the sum of our software support revenue and our cloud subscriptions and support revenue. Compared to 2015, our predictable revenue increased 10%, from €12,379 million to €13,564 million in 2016. Predictable revenue accounted for 61% of our total revenue in 2016 (2015: 60%).

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

Revenue by Region

Revenue by Region

€ millions	2016	2015	Δ in %

Germany	3,034	2,771	9
Rest of EMEA	6,721	6,409	5
EMEA	9,755	9,181	6
United States	7,167	6,750	6
Rest of Americas	1,763	1,678	5
Americas	8,931	8,428	6
Japan	825	667	24
Rest of APJ	2,552	2,517	1
APJ	3,377	3,185	6
SAP Group	22,062	20,793	6

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

Operating Profit and Operating Margin

Total Operating Expenses

€ millions	2016	% of total revenue(1)	2015	% of total revenue(2)	Δ in %
Cost of cloud subscriptions and support	–1,313	6	–1,022	5	29
Cost of software licenses and support	–2,182	10	–2,291	11	–5
Cost of cloud and software	–3,495	16	–3,313	16	5
Cost of services	–3,089	14	–2,932	14	5
Research and development	–3,044	14	–2,845	14	7
Sales and marketing	–6,265	28	–5,782	28	8
General and administration	–1,005	5	–1,048	5	–4
Restructuring	–28	0	–621	3	–96
TomorrowNow and Versata litigation	0	0	0	0	0
Other operating income/expense, net	–3	0	1	0	<-100
Total operating expenses	–16,928	77	–16,541	80	2

(1)  Total revenue for 2016: € 22,062 million.

(2)  Total revenue for 2015: € 20,793 million.

Operating Profit and Operating Margin

€ millions, except for operating margin	2016	2015	Δ in %
Operating profit	5,135	4,252	21
Operating margin (in %)	23.3	20.5	2.8pp

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

Segment Information

The segment information below for 2016 and 2015 is presented based on the operating segments Applications, Technology & Services and SAP Business Network. For more information, see the Notes to the Consolidated Financial Statements section, Note (28), and the Performance Management System section.

Applications, Technology & Services Segment

€ millions (Non-IFRS)	2016	2015	Change in %	Δ in % (Constant Currency)
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,191	872	37	38
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	62	70	–8pp	–8pp
Cloud subscriptions and support revenue – IaaS2)	209	91	>100	>100
Cloud subscriptions and support gross margin – IaaS2) (in %)	–6	–108	102pp	104pp
Cloud subscriptions and support revenue	1,400	963	45	47
Cloud subscriptions and support margin (in %)	52	53	–1pp	–1pp
Segment revenue	20,130	19,134	5	6
Gross margin (in %)	74	74	–0pp	–0pp
Segment profit	8,051	7,742	4	4
Segment margin (in %)	40	40	–0pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

In 2016, the revenue increase in the Applications, Technology & Services segment was driven mainly by strong growth in software support revenue, which increased 5% (6% at constant currencies) to €10,545 million. As a consequence of continuous strong demand for our human capital management, customer engagement and commerce, and SAP HANA Enterprise Cloud offerings, cloud subscriptions and support revenue in the Applications, Technology & Services segment grew 45% (47% at constant currencies) to €1,400 million.

The increase of cloud subscriptions and support revenue and software support revenue resulted in an increase in the revenue share of more predictable revenue streams in this segment of 2pp at constant currencies from 58% in 2015 to 59% in 2016. Software license revenue attributable to this segment increased 1% at constant currencies to €4,895 million (2015: €4,837 million).

The segment’s cost of revenue during the same time period increased 7% (8% at constant currencies) to €5,311 million (2015: €4,985 million). This increase in expenses was primarily the result of greater investment in expanding our cloud infrastructure and in providing and operating our cloud applications, as well as additional personnel expenses to support the growth of the cloud business.

SAP Business Network Segment

€ millions, unless otherwise stated (Non-IFRS)	2016	2015	in %	Δ in % (Constant Currency)
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,595	1,337	19	19
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	76	75	1pp	1pp
Cloud subscriptions and support revenue	1,595	1,337	19	19
Cloud subscriptions and support margin (in %)	76	75	1pp	1pp
Segment revenue	1,925	1,616	19	19
Gross margin (in %)	67	68	–1pp	–1pp
Segment profit	341	317	8	1
Segment margin (in %)	18	20	–2pp	–3pp

1) Software as a Service/Platform as a Service

The segment’s cost of revenue increased 21% in 2016 (22% at constant currencies) to €631 million (2015: €520 million). The SAP Business Network segment achieved a segment gross profit of €1,295 million in 2016 (2015: €1,095 million), an increase of 18% (17% at constant currencies).

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			2016	2015	Δ in %	Δ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	1,595	1,589	1,337	19	19
	Other	1,191	1,204	869	37	39
	Total	2,786	2,794	2,205	26	27
Cloud subscriptions and support revenue – IaaS2)		209	213	91	>100	>100
Cloud subscriptions and support revenue		2,995	3,007	2,296	30	31
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	76	76	75	1pp	1pp
	Other	61	62	70	–8pp	–8pp
	Total	70	70	73	–3pp	–3pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		–6	–4	–108	102pp	104pp
Cloud subscriptions and support gross margin (in %)		64	64	66	–1pp	–1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Financial Income, Net

Financial income, net, changed to –€38million (2015: –€5 million). Our finance income was €230 million (2015: €241 million) and our finance costs were €268 million (2015: €246 million).

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

Income Taxes

Our effective tax rate increased to 25.3% in 2016 (2015: 23.4%). The increase in the effective tax rate mainly resulted from changes in taxes for prior years and the increase in profit before tax. For more information on income taxes, see the Notes to the Consolidated Financial Statements section, Note (10).

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

Approximately 72% of our total revenue in 2017 (2016: 73%) was attributable to operations in non-euro participating countries. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange value of the euro had an unfavorable impact of €301 million on our total revenue for 2017, an unfavorable impact of €164 million on our total revenue for 2016 and a favorable impact of €1.504 million on our total revenue for 2015.

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

Finances (IFRS)

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

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have corresponding underlying transactions. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are documented in our treasury guideline, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements, Notes (24) to (26).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2017, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Investments in financial assets of issuers with a credit rating lower than BBB were not material in 2017.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2018 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

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

For more information about the capital structure and its analysis, see the Notes to the Consolidated Financial Statements, Note (21).

The long-term credit rating for SAP SE is “A2” by Moody’s with stable outlook, and “A” by Standard & Poor’s with positive outlook.

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling more than 40% of our profit after tax and potentially repurchasing treasury shares in future.

Financial Debts

Nominal volume of financial debt on December 31, 2017, included amounts in euros (€5,150 million) and U.S. dollars (€1,090 million). Approximately 50% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

In 2018, the Company intends to repay two Eurobond tranches of €1,150 million in total as well as a U.S. private placement tranche of US$150 million in total when they mature.

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (17).

Cash Flows and Liquidity

Group Liquidity
€ millions	2017	2016	Δ
Cash and cash equivalents	4,011	3,702	309
Current investments	774	971	–196
Group liquidity	4,785	4,673	112
Current financial debt	–1,299	–1,435	136
Net liquidity 1	3,486	3,238	248
Non-current financial debt	–4,965	–6,390	1,425
Net liquidity 2	–1,479	–3,153	1,673

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

Group liquidity on December 31, 2017, primarily comprised amounts in euros and U.S. dollars.

The increase in Group liquidity compared to 2016 was mainly due to cash inflows from our operations. They were offset by cash outflows for dividend payments, purchase of treasury shares, and repayments of borrowings.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Analysis of Consolidated Statements of Cash Flows

	Years ended December 31,			Δ in %	Δ in %
€ millions	2017	2016	2015	2017 vs. 2016	2016 vs. 2015

Net cash flows from operating activities	5,045	4,628	3,638	9	27

Net cash flows from investing activities	–1,112	–1,799	–334	–38	>100

Net cash flows from financing activities	–3,406	–2,705	–3,356	26	–19

Analysis of Consolidated Statements of Cash Flows: 2017 compared to 2016

In 2017, cash inflows from operating activities increased by €417 million to €5,045 million (2016: €4,628 million). This result is due to a €145 million decrease in income tax payments compared to the prior year and improved working capital management, which can be shown in decreased days’ sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, which went down four days in 2017 to 70 days (2016: 74 days).

Cash outflows from investment activities were €1,112 million in 2017 (2016: €1,799 million). The decrease was caused by net cash inflows from sales and purchases of equity or debt instruments of other entities, totaling €358 million in 2017 compared to a net cash outflow €756 million in 2016. Cash outflows from the purchases of intangible assets and property, plant, and equipment increased by €274 million to €1,275 million in 2017, while cash outflows from business combinations increased by €185 million to €291 million in 2017. For more information about current and planned capital expenditures, see the Investment Goals section.

Net cash outflows from financing activities were €3,406 million in 2017, compared to €2,705 million in 2016. The 2017 cash outflows resulted from repayments of €1,000 million in Eurobonds and US$442.5 million in U.S. private placements when they matured. Cash outflows in 2016 resulted from repayments of a €1,250 million bank loan that we had taken to finance the Concur acquisition. The repayment was partly refinanced through the issuance of a €400 million Eurobond. We also repaid a US$600 million U.S. private placement in 2016.

The dividend payment of €1,499 million made in 2017 exceeded the amount of €1,378 million from the prior year, as a result of the increased dividend paid per share from €1.15 to €1.25. In 2017, we repurchased shares in the amount of €500 million (2016: €0).

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

To retain high financial flexibility, on November 20, 2017, SAP SE entered into a €2.5 billion syndicated credit facility agreement with an initial term of five years plus two one-year extension options, replacing its previous credit facility of €2.0 billion from 2013. The credit facility may be used for general corporate purposes. A possible future utilization is not subject to any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 0.17%. We are also required to pay a commitment fee of 0.0595% per annum on the unused available credit. So far, we have not used, and do not currently foresee any need to use, this credit facility.

As at December 31, 2017, SAP SE had additional available credit facilities totaling €474 million. Several of our foreign subsidiaries have credit facilities available that allow them to borrow funds at prevailing interest rates. As at December 31, 2017, approximately €36 million was available through such arrangements. There were immaterial borrowings outstanding under these credit facilities from our foreign subsidiaries as at December 31, 2017.

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

Contractual Obligations

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2017:

Contractual obligations	Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities(1)	6,934	1,554	1,791	487	3,102
Derivative financial liabilities(1)	71	53	18	0	0
Operating lease obligations(3)	1,459	322	493	285	358
Purchase obligations(3)	1,141	662	280	107	93
Capital contribution commitments(3)	182	182	0	0	0
Other non-current non-financial liabilities(2)	503	0	355	15	133
Total	10,290	2,772	2,936	894	3,686

(1)	For more information on financial liabilities and derivative financial liabilities see Note (24) to our Consolidated Financial Statements.

(2)	For more information on other non-current non-financial liabilities see Note (17c) to our Consolidated Financial Statements.

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

Research and Development

For information on our R&D activities see “Item 4. Information about SAP — Products, Research & Development, and Services.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects — Operating Results (IFRS)” and for information related to our R&D employees see “Item 6. Directors, Senior Management and Employees — Employee.”

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

–         accounting for income taxes;

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

Expected Developments

Future Trends in the Global Economy

In 2018, economic activity will remain broadly stable at the global level, but developments across countries and regions could vary notably. That is what the European Central Bank (ECB) projects in its December 2017 Economic Bulletin.1 The ECB largely expects the growth potential to stabilize at below pre-crisis levels this year. Specifically, the outlook among advanced economies might entail robust expansion, which will most likely slow down gradually as the upturn matures. On the other side, the ECB awaits increased dynamism in emerging market economies, supported by strengthening activity in commodity exporters.

Regarding the Europe, Middle East, and Africa (EMEA) region, the ECB concludes that the euro area economic expansion in 2018 will continue to be solid and broad-based across countries and sectors. This will, on the one side, be due to private expenditure and consumption growth, supported by lower deleveraging needs and improved labor market conditions, says the ECB. On the other side, it attributes its projections to improvements in corporate profitability and the favorable financing conditions, while euro area exporters could benefit from the ongoing global economic expansion. In central and eastern European countries, the ECB expects economic activity to accelerate in the near term, driven by a rebound in investment and strong private consumption, on the back of improving labor markets and higher absorption of EU funds. Russia, according to the ECB, may lose some of its only recently recovered dynamism in the short term, but growth is expected to resume afterwards, supported by higher oil prices, a stronger ruble, and declining inflation.

As to the North America and Latin America (Americas) region, the ECB anticipates a robust expansion in the United States, which will slow down over the next few years as the recovery matures and output gaps gradually close. U.S. activity will benefit primarily from solid domestic demand with growth in investment and consumption, as tight labor market conditions gradually feed into higher wage growth and favorable financial conditions boost wealth, says the ECB. Moreover, the strengthening of external demand and the recent depreciation of the U.S. dollar might support the U.S. outlook. As to Brazil, the ECB projects that although recurring political uncertainties will continuously weigh on business investment and consumer spending, loosening financial conditions alongside increasing monetary accommodation and improving terms of trade will support the Brazilian economy over the medium term.

In the Asia Pacific Japan (APJ) region, the ECB expects economic activity in Japan in 2018 to be supported by firming foreign demand, private investment gains associated with high profits and increasing labor and capacity shortages, and favorable financing conditions. However, according to the ECB, Japan will face another slow down already after 2018. The ECB’s near-term outlook for solid development in China is dominated by the authorities’ focus on stable growth, given the ongoing political transition. However, the ECB’s assumption over the medium term is that continued structural reforms in China will gradually be implemented, leading to an orderly slowdown of economic growth. Finally, as to the ECB, growth in India will also remain solid in 2018.

Economic Trends –

Year-Over-Year GDP Growth

%	2016	2017p	2018p
World	3.2	3.6	3.7
Advanced economies	1.7	2.2	2.0
Developing and emerging economies	4.3	4.6	4.9
Europe, Middle East, and Africa (EMEA)
Euro area	1.8	2.1	1.9
Germany	1.9	2.0	1.8
Emerging and Developing Europe	3.1	4.5	3.5
Middle East, North Africa, Afghanistan, and Pakistan	5.0	2.6	3.5
Sub-Saharan Africa	1.4	2.6	3.4
Americas
United States	1.5	2.2	2.3
Canada	1.5	3.0	2.1
Latin America and the Caribbean	–0.9	1.2	1.9
Asia Pacific Japan (APJ)
Japan	1.0	1.5	0.7
Emerging and Developing Asia	6.4	6.5	6.5
China	6.7	6.8	6.5

p = projection

Source: International Monetary Fund (IMF), World Economic Outlook October 2017, Seeking Sustainable Growth, Short-Term Recovery, Long-Term Challenges (http://www.imf.org/~/media/Files/Publications/WEO/2017/October/pdf/main-chapter/text.ashx?la=en), p. 32.)

The IT Market:
Outlook for 2018 and Beyond

In 2018, digital transformation will still be the top driver of IT spending and will remain so for the coming years,4 says IDC (International Data Corporation), a U.S.-based market research firm. IDC predicts worldwide spending on digital transformation technologies to expand at a compound annual growth rate of 17.9% through 2021 to more than $2.1 trillion5 ($1.7 trillion in 2019).6 According to IDC, virtually all digital transformation initiatives will be dependent on the cloud services delivery model for scale, access to key technologies, and access to digital supply networks and distribution networks.4

Therefore, IDC expects still growing percentages of IT operations budgets to go to public cloud in the coming years,5 assuming that cloud services spending will continue to grow at double-digit rates for the next few years.3 Most likely for IDC, the most notable growth area at a compound annual growth rate of 27.3% through 2021 will be managed public cloud services offerings.4 But even the entire software and services markets will grow significantly, forecasts IDC, with $357.9 billion being invested in software in 2018 and $430.0 billion in 2019, while services will be at $601.7 billion in 2018 and $703.2 billion in 2019.2

IDC expects the pace of IT innovation launches on public clouds to continue or even accelerate the migrations of applications and data from enterprise datacenters to shared/public cloud datacenters.4 This will be driven by new tooling and investments to manage and monitor public cloud-based resources and by the learning curve of getting familiar with new operational workflows, 5 says IDC. It will most likely in the long term have a positive overall impact on industry growth as more users adopt more advanced computing solutions at a faster rate.3

By 2019, IDC expects that approximately $0.4 trillion will be invested in technologies like the cloud and Big Data while $1.3 trillion could be invested in innovation accelerators like the Internet of Things (IoT), next-generation security, and machine learning.2 They all, according to IDC, then combine to continually sense and collectively learn from the data environment of the enterprise.2 Many future commerce business models even necessarily require technologies such as the IoT, Big Data and analytics, security, enterprise mobility, cloud, and artificial intelligence,2 says IDC, and predicts that, for example, by 2020, 25% of global transaction banks, nearly 30% of manufacturers and retailers, and 20% of healthcare organizations will use blockchain networks in production,6 calling this development the “blockchain-fueled rise of digital trust.6”

However, according to IDC, cognitive computing, artificial intelligence, and machine learning will soon become the fastest-growing segments of software development.6 40% of digital transformation initiatives could use artificial intelligence services by 2019 and 75% of commercial enterprise apps by 2021.6 This means a compound annual growth rate of 54.4% through 2020 for cognitive and artificial intelligence solutions with a total revenue of more than $46 billion by then, 5 says IDC.

Sources:

1       European Central Bank, Economic Bulletin, Issue 8/2017, Publication Date: December 28, 2017 (http://www.ecb.europa.eu/pub/pdf/ecbu/eb201708.en.pdf)

2       IDC FutureScape: Worldwide Digital Transformation 2018 Predictions, Doc #US43154617, October 2017

3       IDC Market Forecast: Software License, Maintenance  & Subscription Forecast, 2017-2021, Doc #US42825517, July 2017

4       IDC Worldwide Whole Cloud Forecast, 2017-2021, Doc #US43215817, December 2017

5       IDC FutureScape, Worldwide Cloud 2018 Predictions, Doc # US42014717, October 2017

6       IDC FutureScape: Worldwide IT Industry 2018 Predictions, #US43171317, October 2017

As to regional rates of growth, Gartner, another U.S.-based IT market research firm, projects the following accelerations in IT spending for the mid-term horizon until end of 2018:

Trends in the IT Market –

Accelerated IT Spending Year Over Year

Growth in % at constant currencies	2016e	2017p	2018p
World
Total IT	2.0	3.4	3.2
Software	6.5	8.6	8.3
Services	4.1	4.3	4.4
Europe, the Middle East, and Africa (EMEA)
Total IT	1.7	2.2	2.1
Software	6.3	8.1	7.9
Services	2.8	3.3	3.7
Americas
Total IT	2.0	3.6	2.9
Software	6.9	8.5	8.2
Services	5.5	5.2	5.1
Asia-Pacific-Japan (APJ)
Total IT	2.3	4.5	4.7
Software	5.8	9.6	9.8
Services	3.0	3.7	3.7

e = estimate, p = projection

Table created by SAP based on: Gartner Market Databook, 4Q17 Update, December 28, 2017, Table 2-1 “Regional End-User Spending on IT Products and Services in Constant U.S. Dollars, 2015-2021 (Millions of Dollars)”.

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

Impact on SAP

Our 2017 results again showed that our strategy of innovation and growth is the right way forward. SAP once again showed impressive resilience and global breadth to successfully navigate the evolving economic and political environment. We will continue to invest in strategic growth areas such as the cloud, the IoT, artificial intelligence, and blockchain, which are expected to become significant investment priorities of our customers in the upcoming years.

SAP is positioned at the business core processes of a large number of global corporations. The growing hyperconnectivity with the physical world, the capabilities of supercomputing architectures as well as the continuous adoption of cloud solutions makes us confident to significantly benefit from the mega trends predicted by industry analysts.

Operational Targets for 2018 (Non-IFRS)

Revenue and Operating Profit Outlook

The Company is providing the following 2018 outlook:

–        Based on the continued strong momentum in SAP’s cloud business, the Company expects full-year 2018 non-IFRS cloud subscriptions and support revenue to be in a range of €4.8 billion to €5.0 billion at constant currencies (2017: €3.77 billion). This range represents a growth rate of 27% to 33% at constant currencies.

–        The Company expects full-year 2018 non-IFRS cloud and software revenue to be in a range of €20.7 billion to €21.1 billion (2017: €19.55 billion). This range represents a growth rate of 6% to 8% at constant currencies.

–        The Company expects full-year 2018 non-IFRS total revenue to be in a range of €24.6 billion to €25.1 billion at constant currencies (2017: €23.46 billion). This range represents a growth rate of 5% to 7% at constant currencies.

–        The Company expects full-year 2018 non-IFRS operating profit to be in a range of €7.3 billion to €7.5 billion at constant currencies (2017: €6.77 billion). This range represents a growth rate of 8% to 11% at constant currencies.

We expect that non-IFRS total revenue will continue to depend largely on the revenue from both cloud and software. However, we expect cloud revenue to overtake software license revenue in 2018 and beyond. As of Q2 2018, we expect an increase in operating margin again.

In 2018, we expect our headcount to increase at a similar pace as in 2017.

While the Company’s full-year 2018 business outlook is at constant currencies, actual-currency reported figures are expected to be impacted by currency exchange rate fluctuations as we progress through the year. If exchange rates remain at the early January level for the rest of the year, we expect non-IFRS cloud and software revenue to experience a currency headwind in a range of –7pp to –9pp in Q1 2018 and –3pp to –5pp for the full year 2018, and non-IFRS operating profit to experience a currency headwind in a range of –6pp to –8pp in Q1 2018 and –4pp to –6pp for the full year 2018.

We continuously strive for profit expansion in both of our reportable segments.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 2018	Actual Amounts for 2017
Revenue adjustments	<20	3
Share-based payment expenses	800 to 1,100	1,120
Acquisition-related charges	500 to 540	587
Restructuring	30 to 50	182

The Company expects a full-year 2018 effective tax rate (IFRS and non-IFRS) of 27.0% to 28.0% (2017: 19.3% (IFRS) and 22.6% (non-IFRS)).

Impact of the New Accounting Standard IFRS 15 ‘Revenue from Contracts with Customers’

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP, prior years are not restated to conform to the new policies. Consequently, the year-over-year growth of revenue and profit in 2018 will be impacted by the new policies.

The Company expects the impact of the policy change on revenue, operating expenses, and profit to be as follows:

–        Revenues are expected to experience a benefit of substantially less than €0.1 billion, with most of the difference resulting from exercises of customer software purchase options granted in prior years that result in software revenue.

–        Operating expenses are expected to benefit, in cost of sales and marketing, in the amount of approximately €0.2 billion from higher capitalization of sales commissions. Other policy changes will weigh on operating expenses with an additional cost of revenue of substantially less than €0.1 billion.

–        The abovementioned effects will result in a net positive impact on operating profit of approximately €0.2 billion.

For more information about the adoption of IFRS 15, see the Notes to the Consolidated Financial Statements, Note (3e).

Goals for Liquidity and Finance

On December 31, 2017, we had a negative net liquidity. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs also in 2018 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2018, we anticipate operating cash flow to reach around €5.0 billion.

We intend to repay US$150 million in U.S. private placements in June 2018 as well as €400 million and €750 million in Eurobonds in August and November 2018, respectively.

Investment Goals

Our planned capital expenditures for 2018 and 2019, other than from business combinations, consist primarily of the construction activities described. We expect investments from these activities of approximately €473 million in 2018 (an increase of approximately 45% compared to the previous year). The expansion of our data centers is an important aspect of our planned investments again for 2018. In addition, we aim to extend our office space to cover currently anticipated future growth. In 2019, we expect investments of approximately €400 million.

On January 30, 2018, SAP announced that SAP America, Inc. has entered into an agreement to acquire Callidus Software Inc. SAP safeguards funding of the transaction with existing cash balances and an acquisition term loan and intends to refinance substantial portions of the purchase price with capital market transactions. The transaction is expected to close in the second quarter of 2018, subject to approval from Callidus Software Inc. stockholders, clearances by the relevant regulatory authorities, and other customary closing conditions. For more information about the acquisition of Callidus Software Inc., see the Notes to the Consolidated Financial Statements section, Note (32).

Other than that we do not expect major acquisitions in 2018 and 2019 but will rather focus on organic growth, complemented by minor tuck-in acquisitions.

Proposed Dividend

In 2018, we intend to pay a dividend totaling more than 40% of the prior year’s profit after tax, subject to shareholder approval at the Annual General Shareholders meeting in May 2018.

Premises on Which Our Outlook Is Based

In preparing our outlook, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. However, our outlook as well as the estimates for our non-IFRS adjustments do not include any contributions from the acquisition of CallidusCloud. SAP will provide an update on its outlook subsequent to the closing of the contemplated acquisition.

Medium-Term Prospects

In this section, all numbers are based exclusively on non-IFRS measures.

We expect to grow our more predictable revenue while steadily increasing operating profit. Our strategic objectives are focused primarily on our main financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

We reiterate our 2020 ambition for cloud subscription and support revenue, total revenue, operating profit, and more predictable revenue share last provided at the beginning of 2017. This ambition reflects SAP’s consistent fast growth in the cloud, solid software momentum, and operating profit expansion. Despite the currency headwinds in 2017 SAP continues to strive to reach the following in 2020:

–         €8.0 billion to €8.5 billion in Non-IFRS cloud subscriptions and support revenue (2017: €3.77 billion)

–         €28 billion to €29 billion in Non-IFRS total revenue (2017: €23.46 billion)

–         €8.5 billion to €9.0 billion in Non-IFRS operating profit (2017: €6.77 billion)

We continue to expect the share of more predictable revenue (defined as the total of Non-IFRS cloud subscriptions and support revenue and Non-IFRS software support revenue) to reach 70% to 75% in 2020 (2017: 63%).

By 2020, we expect our public cloud offerings to contribute approximately half of Non-IFRS cloud subscription and support revenue, closely followed by our business network offerings. Both of these offerings are expected to each generate, in 2020, cloud subscriptions and support revenues that are significantly higher than the cloud subscriptions and support revenue generated from our private cloud offerings.

Our revenue growth trajectory through 2020 is expected to be driven by continued strong growth in the cloud and continued growth in our software support revenue. We continue to expect low to mid-single-digit declines in software revenue. This is all expected to result in high single-digit growth in cloud and software revenue through 2020.

We also strive to significantly improve, over the next few years, the profitability of our cloud business. Starting in 2018, we expect to see the benefits from previous efficiency-based investments, and thus an increasing cloud gross margin. We expect these profitability improvements to accelerate in the following years.

We expect that the individual gross margins of our different cloud operating models will increase at different rates over the next years to reach the following mid-term targets.

Previously, we expected our business network gross margin to reach 80% by 2020 (2017: 77%). We now expect that, in 2020, this gross margin will be higher than 80%.

We continue to expect the gross margin from our public cloud offerings to reach approximately 80% (2017: 57%), but this is now expected to take one to two years longer than 2020 as previously targeted.

We continue to expect the gross margin for our private cloud offerings to reach about 40% by 2020 (2017: 6%).

The changes in our gross margin ambitions for the individual cloud operating models also impact our ambition for the overall cloud gross margin. Previously, we expected the cloud gross margin to reach approximately 73% in 2020. The cloud gross margin is now expected to be approximately 71% by 2020. This change primarily results from our revised public cloud gross margin ambition as outlined above. However, this is expected to be partially outweighed by revenue mix-shift effects, as our private cloud offerings are now expected to have a lower share of our overall cloud subscriptions and support revenue.

We also aim at further improving the profitability of our on-premise software business. The gross margin for our software licenses and support is expected to be at approximately 87.5% by 2020 (2017: 87.0%) in 2020.

In addition, we expect our services gross margin to remain stable (2017: 23.5%) in 2020. The change in this target compared to our previously communicated target of 20% is driven by the continued efficiency gains from our SAP ONE Service initiative.

As we look to increase our profitability through 2020, our cost ratios (cost as a % of total revenue) are expected to develop as follows through 2020: Research and development is expected to remain at the current level. Sales and marketing as well as General and administration are expected to decline slightly.

Non-Financial Goals 2018 and Ambitions for 2020

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

For 2018 through to 2020, we aim to reach an Employee Engagement Index of between 84% and 86% (2017: 85%).

We measure customer loyalty using the Customer Net Promoter Score (NPS). In 2018, we foresee a combined Customer NPS of 21% to 23%, with our medium-term goal of reaching a combined Customer NPS of 35% to 40% by 2020 (2017: 17.8%).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(3)(6)(7)(10)(11)	74	Chairman of the Supervisory Board	2003	2019
Margret Klein-Magar, Vice Chairperson(3)(6)(8)	53	Employee, Vice President Head of SAP Alumni Relations	2012	2019
Pekka Ala-Pietilä(1)(5)(6)(7)(10)	61	Chairman of the Board of Directors, Huhtamäki Oyj	2002	2019
Panagiotis Bissiritsas(4)(5)(6)(8)	49	Employee, Support Expert, Member of Works Council SAP SE	2007	2019
Martin Duffek(4)(6)(8)(11)	42	Employee, Product Manager	2015	2019
Aicha Evans(3)(6)	48	Senior Vice President and Chief Strategy Officer, Intel Corporation	2017	2018
Prof. Anja Feldmann(1)(6)(11)	52	Director of Max-Planck-Institut für Informatik Saarbrücken	2012	2019
Prof. Dr. Wilhelm Haarmann(1)(3)(5)(10)(11)	67	Attorney at Law, Certified Public Auditor and Certified Tax Advisor; Linklaters LLP, Rechtsanwälte, Notare, Steuerberater	1988	2019
Andreas Hahn(3)(6)(8)	47	Employee, Product Expert, IoT Standards, Member of Works Council SAP SE	2015	2019
Prof. Dr. Gesche Joost(2)(6)(11)	43	Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin	2015	2019
Lars Lamadé(3)(8)(10)(11)	46	Employee, Head of Sponsorships Europe and Asia	2002	2019
Bernard Liautaud(1)(3)(6)(7)	55	Managing Partner, Balderton Capital	2008	2019
Christine Regitz(6)(8)(11)	52	Employee, Vice President User Experience, Chief Product Expert	2015	2019
Dr. Erhard Schipporeit(1)(4)(5)(9)(10)	69	Independent Management Consultant	2005	2019
Robert Schuschnig-Fowler(5)(8)(11)	58	Employee, Account Manager, Senior Support Consultant, Deputy Chairman of SAP SE Works Council Europe, Member of Works Council SAP SE	2015	2019
Dr. Sebastian Sick(3)(5)(8)(10)	45	Head of Company Law Unit, Hans Boeckler Foundation	2015	2019
Pierre Thiollet(6)(8)	56	Employee, Webmaster, Member of the SAP France Works Council, Secretary of CHSCT (Hygiene, Security and Work Conditions Committee)	2015	2019
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer(1)(4)	73	Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH	2007	2019

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

(5)             Member of the Finance and Investment Committee.

(6)             Member of the Technology and Strategy Committee.

(7)             Member of the Nomination Committee.

(8)             Appointed by the SAP SE Works Council Europe on May 6, 2015.

(9)             Audit Committee financial expert.

(10)        Member of the Special Committee.

(11)        Member of the People and Organization Committee.

For detailed information on the Supervisory Board committees and their tasks, including the Audit Committee and the General and Compensation Committee, please refer to “Item 10 Additional Information — Corporate Governance.”

Pursuant to the Articles of Incorporation of SAP SE and the Agreement on the Involvement of Employees in SAP SE, members of the Supervisory Board of SAP SE consist of nine representatives of the shareholders and nine representatives of the European employees. The current nine employees’ representatives were appointed by the SAP SE Works Council Europe on May 6, 2015.

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2017. See Note (29) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Bill McDermott, CEO	2008	2021
Robert Enslin	2014	2021
Adaire Fox-Martin	2017	2020
Christian Klein	2018	2020
Michael Kleinemeier	2015	2019
Bernd Leukert	2014	2021
Jennifer Morgan	2017	2020
Luka Mucic	2014	2021
Stefan Ries	2016	2019

The following changes occurred in the Executive Board in 2017:

–                  On April 30, 2017, Steve Singh left SAP.

–                  As of May 1, 2017, the responsibilities of Robert Enslin and Bernd Leukert were expanded.

–                  Effective May 1, 2017, Adaire Fox-Martin and Jennifer Morgan were appointed to the Effective Board.

–                  Effective January 1, 2018, Christian Klein was appointed to the Executive Board.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, CEO (Vorstandssprecher), 56 years old, holds a master’s degree in business administration from Northwestern University-Kellogg School of Management. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe and when Jim Hagemann Snabe concluded his role as Co-CEO in May 2014, Bill McDermott became sole CEO. Besides his duties as CEO, he is responsible for strategy, governance, digital government, business development, corporate development, global corporate affairs, corporate audit and global marketing. He represents SAP as a member of the European Roundtable of Chief Executive Officers, the U.S. Business Council and the World Economic Forum. Prior to joining SAP, he served as a global executive in several technology companies.

Robert Enslin, 55 years old, holds diplomas in data science as well as computer science and data management. He joined SAP in 1992 and became a member of the Executive Board in May 2014. He is president of Cloud Business Group and is responsible for Concur, Ariba, and Fieldglass (sales, development, delivery), for Customer Engagement and Commerce (CEC) and SuccessFactors (development and delivery) as well as for industry go-to-market. Before joining SAP, Robert Enslin spent 11 years in various roles in the IT industry.

Adaire Fox-Martin, 53 years old, is a graduate of Trinity College in Ireland. She joined SAP in 2008 and became a member of the Executive Board in 2017. She is responsible for Global Customer Operations and leads SAP’s business in EMEA (Europe, Middle East, Africa), MEE (Middle & Eastern Europe) and Greater China. Prior to SAP, Adaire Fox-Martin served as the head of Public Sector for Asia Pacific Japan at Oracle Corporation.

Christian Klein, 37 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. Christian is Chief Operating Officer (COO) of SAP and leads the board area Global Business Operations. He is responsible for managing the digital transformation at SAP focusing on business process simplification, IT services, and portfolio & pricing.

Michael Kleinemeier, 61 years old, holds a degree in commercial management from the University of Paderborn. He first joined SAP in 1989 and became a member of the Executive Board in November 2015. He leads the Digital Business Services organization including global consulting delivery, global and regional support and premium engagement, maintenance go-to-market, global user groups, and mobile services.

Bernd Leukert, 50 years old, holds a master’s degree in business administration with an emphasis on engineering and information technology. He joined SAP in 1994 and became a member of the Executive Board in May 2014. He is responsible for the board area Products & Innovation including the global development and delivery of SAP technology and products, strategic innovation initiatives, and design and user experience.

Jennifer Morgan, 46 years old, is a graduate of James Madison University in Harrisonburg, Virginia, United States. She joined SAP in 2004 and became a member of the Executive Board in 2017. She is responsible for Global Customer Operations and leads SAP’s business in the Americas and Asia Pacific Japan. Prior to SAP, Jennifer Morgan served in various management roles at Siebel Systems and Accenture.

Luka Mucic, 46 years old, holds master’s degrees in law and business administration. He joined SAP in 1996 and became Chief Financial Officer (CFO), and a member of the Executive Board in July 2014. He is responsible for finance and administration including investor relations and data protection and privacy.

Stefan Ries, 51 years old, holds a master’s degree in economics. He first joined SAP in 2002 and became a member of the Executive Board in April 2016. He is Chief Human Resources Officer with global responsibility for Human Resources including HR strategy, business transformation, leadership development, and talent development. He also serves as Labor Relations Director.

The members of the Executive Board of SAP SE as of December 31, 2017 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (29) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the compensation system, outlines the criteria that apply to the compensation for Executive Board and Supervisory Board members for the year 2017, and discloses the amount of compensation.

Compensation for Executive Board Members

Compensation System for 2017

The compensation for Executive Board members is intended to reflect the demanding role of Executive Board members leading a global company in a quickly evolving sector. The compensation level is aimed to be competitive to support SAP in the worldwide market for highly skilled executives, especially in the context of the software industry. It is our vision that our Executive Board compensation provides sustainable incentive for committed, successful work in a dynamic business environment.

The Supervisory Board – supported by its General and Compensation Committee – determines the compensation for each Executive Board member based on their individual role and performance in its first regular meeting of each fiscal year. As pictured below, the compensation contains the following elements:

The amount of performance-based compensation depends primarily on SAP’s performance against predefined financial target values (Key Performance Indicators, KPIs) and on the SAP share price, and is subject to hurdles and caps. These KPIs and their target values as well as their weighting are set by the Supervisory Board each plan year and are aligned to the SAP budget for that year.

The Supervisory Board sets the individual total target compensation for each Executive Board member, comprised of the fixed compensation element and the two performance-based elements. The target compensation is benchmarked based on SAP’s global strategy, market position, business performance and future prospects of economy, and the compensation paid at comparable national and international companies. The Supervisory Board also considers the compensation systems applicable for the rest of the Company, comparing Executive Board pay with the pay of executives and employees. The performance-based elements each correspond to a target achievement of 100% of all KPIs. The Supervisory Board reviews, assesses, and if appropriate, revises these compensation targets, in its first meeting of each fiscal year. The Supervisory Board is of the opinion that this approach ensures the compensation is appropriate.

The compensation system is designed to support the growth of value for the Company over the long term. The long-term incentive element therefore has significant weighting, making up more than two-thirds of the CEO’s compensation target, and more than 50% of each Executive Board member’s compensation target.

In the case of any extraordinary, unforeseeable events, the Supervisory Board is entitled, at its reasonable discretion, to adjust the performance-based compensation before payout upwards or downwards in the interest of SAP. No corrections to the payout amounts paid in May 2017 were made.

The individual elements of SAP’s Executive Board compensation are described in more detail below.

Non-Performance-Based Compensation

Fixed Compensation

The fixed compensation is paid monthly in twelve equal installments in the Executive Board member’s home currency1).

1) Home currency is the currency of the Executive Board member’s home country or primary place of residence.

Fringe Benefits

The contractually guaranteed fringe benefits mainly comprise additional benefits such as insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, tax gross-ups according to local conditions, and discrete payments arising through application of the fixed exchange-rate clause due to payments in previous years.

Performance-Based Compensation

Short-Term Incentive

The short-term, one-year performance-based compensation (Short-Term Incentive (STI)) is determined based on a set of financial targets (KPIs) with a weighting of 75% and a discretionary element with a weighting of 25%. This 25% in relation to the Executive Board target compensation based on a 100% target achievement corresponds with a proportion of 5% to 8% of the total compensation.

For the payout of the STI 2017, the financial KPIs are: constant currency new cloud bookings, non-IFRS constant currency cloud and software revenue growth, and non-IFRS constant currency operating margin increase. The KPIs and their respective target values are derived from SAP’s budget for that year. For more information about financial KPIs, see the Performance Management System section.

Further, the discretionary element of the STI allows the Supervisory Board to address SAP’s performance along the following factors: innovative performance, employee satisfaction (taking attractiveness as an employer, innovative HR strategy, HR excellence, leadership development, and social partnership into consideration), customer satisfaction, further development, expansion of application and marketing of our product SAP S/4HANA Cloud, and sustainability of cloud revenues. The last two factors are new for 2017, reflecting the increasing relevance of the cloud business.

SAP determines this discretionary element mainly based on market data, the results of an annual employee survey, and customer satisfaction surveys, and compares it with the corresponding prior-year values.

The Supervisory Board is also authorized to consider the individual performance of the Executive Board members when determining the target achievement of the discretionary element. In previous years, the Supervisory Board has consistently evaluated the Executive Board as a whole and has not applied individual adjustments.

If the weighted target achievement for the financial KPIs is below 75%, there is no STI payout for the financial KPIs. In this case, the target achievement for these KPIs is set to zero.

On February 21, 2018, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of STI for the entire Executive Board compensation:

–                  Financial targets (KPIs) 88.3% (cloud and software revenue growth 99.6%, operating margin increase 85.0%, and new cloud bookings 81.1%)

–                  Discretionary element 88.0%

This resulted in a total target achievement of 88.2%. The STI compensation for 2017 will be paid out after the Annual General Meeting of Shareholders in May 2018. It is paid in the Executive Board member’s home currency1). All Executive Board members are obliged to purchase SAP shares worth at least 5% of the actual payout amount according to appropriate trading period regulations. These shares are subject to a three-year holding period.

Long-Term Incentive

The purpose of the long-term, multiyear performance-based compensation (Long-Term Incentive, LTI) is to reward the annual achievement of the non-IFRS constant currency operating profit, to ensure long-term retention of our Executive Board members (“Retention”), and to reward them for a long-term SAP share price performance (“Performance”) as compared to its main peer group (Peer Group).

The LTI 2016 plan came into effect on January 1, 2016. It is a virtual share program with a term of four years per tranche.

1) Home currency is the currency of the Executive Board member’s home country or primary place of residence.

Under the plan, a new LTI tranche is granted annually. Each grant starts with determining a grant amount in euros. This grant amount is based on the Executive Board members’ contractual target amount and the operating profit target achievement (non-IFRS, at constant currency) for the previous year. Taking this target achievement into account, the grant amount can be adjusted upwards or downwards in the range of 80% to 120% of the contractual target amount. The 2016 operating profit target achievement was 97.3%. Considering this, the Supervisory Board set the grant amount of the 2017 tranche at 100% of the contractual target amount.

This grant amount is converted into virtual shares (Share Units), so that Executive Board members participate in further share price developments. The grant price is the arithmetic mean of the XETRA closing prices of SAP stock on the 20 trading days following publication of SAP’s fourth-quarter results. The grant date of the 2017 tranche was February 22, 2017 (April 13, 2017, for Adaire Fox-Martin and Jennifer Morgan).

All Share Units granted in this way, comprising 60% Performance Share Units (PSUs) and 40% Retention Share Units (RSUs), have a vesting period of approximately four years, during which the Executive Board member must actively contribute to the Company’s operations. The value of the Share Units varies positively and negatively with the performance of SAP’s share price. At the end of the vesting period, the corresponding Share Units are non-forfeitable.

LTI Grant Process

The payout price used for the settlement is the simple arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results subsequent to the end of the vesting period. The payout price is capped at 300% of the grant price. The LTI tranche is paid in euros after the Annual General Shareholders’ Meeting of the corresponding year. Any potential foreign currency exchange rate risk is borne by the Executive Board members themselves.

The number of Share Units that will finally result in payments to the Executive Board members can and will likely differ from the number originally granted. The number of PSUs ultimately paid out changes depending on the performance of the SAP share relative to the Peer Group Index. This places more weight on SAP’s performance within the industry. In contrast, the final number of RSUs is fixed. However, both types of Share Units may expire during the entire term of a tranche under certain conditions (see the “LTI Forfeiture Rules” graphic below).

PSU Calculation

SAP’s share price performance is measured by comparing the grant price against the payout price. We calculate the difference between SAP’s share price performance and the Peer Group Index performance. In case of an increased SAP share price and an outperformance against the Peer Group Index, the calculated difference is doubled to reward positive performance. The following examples of the PSU calculation illustrate possible outcomes assuming 1,000 PSUs granted:

SAP share price performs better than Peer Group Index
SAP share price performance		+18%
Peer Group Index performance		+10%
Difference	+18% – (+10%)	+8%
Performance factor with doubled difference	(+8% x 2) + 100%	116%
Final number of PSUs	116% x 1000	1,160

SAP share price performs much higher than Peer Group Index; cap is triggered
SAP share price performance		+30%
Peer Group Index performance		–5%
Difference	+30% – (–5%)	+35%
Performance factor with doubled difference	(+35% x 2) + 100%	170%
	Capped at	150%
Final number of PSUs	150% x 1000	1,500

Peer Group Index performs better than SAP share price
SAP share price performance		+5%
Peer Group Index performance		+10%
Difference	+5% – (+10%)	–5%
Performance factor	–5% + 100%	95%
Final number of PSUs	95% x 1000	950

Peer Group Index performs better than SAP share price; low hurdle triggered
SAP share price performance		–10%
Peer Group Index performance		+50%
Difference	–10% – (+50%)	–60%
Performance factor	–60% + 100%	40%
	Hurdle is 50%	0%
Final number of PSUs	0% x 1000	0

The Peer Group Index currently includes the following major international competitors of SAP: Microsoft, Adobe, IBM, Salesforce, Oracle, VMWare, Workday, ServiceNow, Symantec, and Tableau. The Supervisory Board has defined this group based on internal and external recommendations and, if necessary, adjusts the group, for example, in case of a competitor’s delisting. The Peer Group Index is calculated as a price index based on weighted market capitalization, which is capped at 15%. Consequently, the weight of smaller, more volatile competitors is increased, resulting in a highly ambitious index. The index is calculated daily by Deutsche Börse Group and can be tracked under ISIN DE000A2BLEB9.

Composition of Peer Group Index

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the Share Units were granted, both the PSUs and RSUs are forfeited in whole or in part, depending on the circumstances of the relevant resignation from office or termination of the service contract. In case PSUs and RSUs are forfeited in part, the percentage of the forfeiture is proportional to the four-year vesting period of each grant. This means that 25% of the grant is earned each year of the vesting period. Unearned grants are forfeited.

LTI Forfeiture Rules

1) Example calculation with four tranches (grant allocation of 100%, stable share price from grant to vest, and no consideration of performance condition); Executive Board member’s contract terminates after year four (December 31, 2019)

2) For the definition, see the Early End-of-Service Undertakings section

The change from the previous RSU Milestone Plan to the new LTI 2016 Plan required a transition rule in order to avoid unjustified disadvantages for Executive Board members. The disadvantage arises from the difference in the one-year vesting period in the RSU Milestone Plan in comparison to the four-year vesting period in the LTI 2016 Plan. In order to compensate for this disadvantage related to the vesting periods, Executive Board members who have participated in the RSU Milestone Plan will receive an individual equalization amount.

The equalization amount is subject to:

–      A target achievement of at least 60% of the non-IFRS constant currency operating profit target, and

–      An ongoing employment relationship in 2016, 2017, and, in one case, in 2018.

In the event an Executive Board member leaves the company and PSUs would otherwise be forfeited on a pro rata basis, the Executive Board member is entitled to PSUs equal to the equalization amount. The following graphic gives an example of how the equalization amount was derived, assuming a grant of €1,000 for the RSU Milestone Plan, a grant of €1,500 for the LTI 2016 Plan, and a forfeiture of the grants on a pro rata temporis basis on December 31, 2019:

Clawback Provisions

According to an amendment of the standard service contract for all Executive Board members implemented at the end of 2017, SAP has the contractual right to request that the Executive Board member returns any payments made from STI or LTI if it subsequently emerges that the payment was not justified in whole or in part because targets were not achieved at all or not achieved in the scope assumed when calculating the payment amount due on account of false information having been provided. In such case, the Executive Board member is obliged to repay to SAP the amount by which the payment actually made exceeds the payment amount due on the basis of the targets actually achieved. Such contractually agreed claim to repayment supplements the claim for restitution of unjustified enrichment pursuant to section 812 of the German Civil Code (BGB).

Minimum and Maximum Compensation

The minimum compensation amount reflects the fixed compensation amount and an LTI and STI payout of zero.

The maximum compensation amount is capped at 369% (CEO) and 335% (Executive Board other than CEO) of the total target compensation. This would be achieved in the event of the maximum possible payout amount of the STI and the LTI, as follows:

–   The maximum possible payout amount of the STI is reached when the target achievement of all financial KPIs is 175% and the target achievement of the discretionary element is 200%. This would amount to a total STI payout of 181.3%.

–   The maximum possible payout amount for the LTI tranche is 468% of the contractual target amount.

The maximum possible payout amount of the LTI is reached if all of the following conditions are cumulatively met:

–   The grant amount for the LTI tranche has been set at its capped maximum of 120% of the contractual target amount.

–   SAP’s share price outperforms the Peer Group Index by at least 25 percentage points (reaching the capped maximum 150% of the initial PSU allocation for that year).

–   The SAP share price has at least tripled (corresponding to an average annual increase of approximately 32%) compared to the grant price (cap on share price development).

In the event of the maximum LTI payout for the entire Executive Board of €120 million in 2021, the shareholders would also benefit through the strong increase in market capitalization, which would mean an increase of at least €200 billion from 2017 to 2021.

The following graphic illustrates the relation of the fixed and performance-based compensation elements in the Executive Board members’ target compensation for 2017 based on € amounts, as well as the minimum and maximum possible compensation. The height of the bars is not indicative of the absolute compensation amount.

Overview of the Relations Between Target and Payout for Performance-Based Compensation

The total target achievements of STI reflect the relation between the target amount and the payout amount. The STIs for the years 2013 to 2016 were already paid out.

STI Total Target Achievement

Percentage	2017	2016	2015	2014	2013
	88.2	104.4	147.5	109.5	93.4

The relation between the LTI target amounts for the 2015 to 2017 tranches and the theoretical payout amounts are based on SAP’s share price on December 31, 2017. The 2013 tranche discloses the relation between the respective target amount and the actual payout amount in May 2017. The 2014 tranche discloses the relation between the respective target amount and the payout amount scheduled for May 2018.

Relation between Target Amount and Payout Amount of the LTI

Percentage	LTI 2016 Plan		RSU Milestone Plan 2015

	2017 Tranche1)	2016 Tranche1)	2015 Tranche1) 2)	2014 Tranche	2013 Tranche
	107.76	126.97	240.73	119.61	131.83

1) Consideration of theoretical payout amounts based on SAP’s share price on December 31, 2017

2) Consideration of individual adjustment factor in addition to target achievement 2015 ranging between 31.62% and 37.38%

Changes to the Compensation Structure for 2018

Under consideration of the feedback from the dialog between the Supervisory Board Chairman and investors, the Supervisory Board resolved in its February 21, 2018 meeting to change the structure of the Executive Board compensation for 2018 compared to the 2017 structure described above. Changes were only made to the short-term, one-year compensation (STI) and are as follows:

–        The STI no longer includes a discretionary element. It is calculated solely on the basis of the three financial targets that were also part of the STI for 2017.

–        The weighting of the financial targets is as follows: 40% New Cloud Bookings (at constant currencies), 35% Growth in Cloud and Software Revenue (non-IFRS, at constant currencies) and 25% growth of Operating Margin (non-IFRS, at constant currencies).

–        The maximum target achievement of the financial KPIs and therefore the STI total target achievement for 2018 is 140%. (2017: 175% maximum target achievement of the financial KPIs and 181.3% STI total target achievement). This also reduces the maximum total compensation amount for 2018.

Amount of Compensation for 2017

We present the Executive Board compensation disclosures in accordance with the recommendations of the German Corporate Governance Code (“GCGC”). Furthermore, the tables below provide a reconciliation statement following the requirements of sections 314 and 315 of the German Commercial Code (Handelsgesetzbuch, or “HGB”) as specified in the German Accounting Standards (“GAS 17”). Pursuant to the recommendations of the GCGC, the value of benefits granted for the year under review as well as the benefits received, that is, the amounts disbursed for the year under review, are disclosed below based on the reference tables recommended in the GCGC. In contrast to the disclosure rules stipulated in the German HGB and GAS 17, the GCGC includes the pension expense, that is, the service cost according to IAS 19, in the Executive Board compensation and requires the additional disclosure of the target value for the one-year variable compensation and the maximum and minimum compensation amounts achievable for the variable compensation elements.

Executive Board Members’ Compensation

German Corporate Governance Code

€ thousands	Bill McDermott CEO						Robert Enslin Member of the Executive Board
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	20171)	2017 (Min)	2017 (Max)	20161)	20171)	20161)	20171)	2017 (Min)	2017 (Max)	20161)	20171)	20161)
Fixed compensation	1,374.3	1,374.3	1,374.3	1,403.0	1,374.3	1,403.0	836.5	836.5	836.5	854.0	836.5	854.0
Fringe benefits2)	1,271.9	1,271.9	1,271.9	1,625.7	1,271.9	1,625.7	368.1	368.1	368.1	474.0	368.1	474.0
Total	2,646.2	2,646.2	2,646.2	3,028.7	2,646.2	3,028.7	1,204.6	1,204.6	1,204.6	1,328.0	1,204.6	1,328.0
One-year variable compensation	2,093.7	0	3,795.9	2,382.1	2,486.9	2,743.5	1,267.2	0	2,297.4	1,441.8	1,505.2	1,660.5
Multiyear variable compensation
LTI 2016 Plan	7,741.2	0	29,911.2	8,000.3			2,555.7	0	9,874.8	2,641.3
RSU Milestone Plan 2015					5,787.6	9,244.7
SAP SOP 2010					6,029.8
SAP SOP 2011					4,148.5
Total	12,481.1	2,646.2	36,353.3	13,411.1	21,099.0	15,016.9	5,027.5	1,204.6	13,376.8	5,411.1	2,709.8	2,988.5
Service cost	686.2	686.2	686.2	571.3	686.2	571.3	194.1	194.1	194.1	34.7	194.1	34.7
Total according to GCGC	13,167.3	3,332.4	37,039.5	13,982.4	21,785.2	15,588.2	5,221.6	1,398.7	13,570.9	5,445.8	2,903.9	3,023.2

German Corporate Governance Code

€ thousands				Adaire Fox-Martin Member of the Executive Board (from May 1, 2017)						Michael Kleinemeier Member of the Executive Board
			Benefits Granted		Benefits Received				Benefits Granted		Benefits Received
	2017	2017 (Min)	2017 (Max)	2016	2017	2016	2017	2017 (Min)	2017 (Max)	2016	2017	2016
Fixed compensation	466.7	466.7	466.7		466.7		700.0	700.0	700.0	700.0	700.0	700.0
Fringe benefits2)	82.4	82.4	82.4		82.4		29.0	29.0	29.0	26.9	29.0	26.9
Total	549.1	549.1	549.1	0	549.1	0	729.0	729.0	729.0	726.9	729.0	726.9
One-year variable compensation	755.6	0	1,369.9				1,125.8	0	2,041.1	1,125.8	1,175.3	277.5
Multiyear variable compensation
LTI 2016 Plan	1,680.0	0	6,215.4				2,396.4	0	9,259.6	2,476.6
RSU Milestone Plan 2015
SAP SOP 2010
SAP SOP 2011
Total	2,984.7	549.1	8,134.4	0	549.1	0	4,251.2	729.0	12,029.7	4,329.3	1,904.3	1,004.4
Service cost
Total according to GCGC	2,984.7	549.1	8,134.4	0	549.1	0	4,251.2	729.0	12,029.7	4,329.3	1,904.3	1,004.4

€ thousands				Bernd Leukert Member of the Executive Board						Jennifer Morgan Member of the Executive Board (from May 1, 2017)
			Benefits Granted		Benefits Received				Benefits Granted		Benefits Received
	2017	2017 (Min)	2017 (Max)	2016	2017	2016	20171)	2017 (Min)	2017 (Max)	2016	20171)	2016
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	430.4	430.4	430.4		430.4
Fringe benefits2)	30.3	30.3	30.3	12.4	30.3	12.4	48.4	48.4	48.4		48.4
Total	730.3	730.3	730.3	712.4	730.3	712.4	478.8	478.8	478.8	0	478.8	0
One-year variable compensation	1,125.8	0	2,041.1	1,125.8	1,175.3	1,660.5	674.2	0	1,222.3
Multiyear variable compensation
LTI 2016 Plan	2,699.3	0	10,429.7	2,789.6			1,680.0	0	6,215.4
RSU Milestone Plan 2015
SAP SOP 2010
SAP SOP 2011
Total	4,555.4	730.3	13,201.1	4,627.8	1,905.6	2,372.9	2,833.0	478.8	7,916.5	0	478.8	0
Service cost							8.9	8.9	8.9		8.9
Total according to GCGC	4,555.4	730.3	13,201.1	4,627.8	1,905.6	2,372.9	2,841.9	487.7	7,925.4	0	487.7	0

German Corporate Governance Code

€ thousands	Luka Mucic Member of the Executive Board						Stefan Ries Member of the Executive Board
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	2017	2017 (Min)	2017 (Max)	2016	2017	2016	2017	2017 (Min)	2017 (Max)	2016	2017	2016
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	525.0	700.0	525.0
Fringe benefits2)	11.0	11.0	11.0	12.1	11.0	12.1	22.4	22.4	22.4	13.5	22.4	13.5
Total	711.0	711.0	711.0	712.1	711.0	712.1	722.4	722.4	722.4	538.5	722.4	538.5
One-year variable compensation	1,125.8	0	2,041.1	1,125.8	1,175.3	1,660.5	1,125.8	0	2,041.1	845.9	883.1
Multiyear variable compensation
LTI 2016 Plan	2,396.4	0	9,259.6	2,476.6			2,018.7	0	7,799.9	1,532.1
RSU Milestone Plan 2015
SAP SOP 2010
SAP SOP 2011
Total	4,233.2	711.0	12,011.7	4,314.5	1,886.3	2,372.6	3,866.9	722.4	10,563.4	2,916.5	1,605.5	538.5
Service cost
Total according to GCGC	4,233.2	711.0	12,011.7	4,314.5	1,886.3	2,372.6	3,866.9	722.4	10,563.4	2,916.5	1,605.5	538.5

€ thousands	Steve Singh Member of the Executive Board (until April 30, 2017)						Total Executive Board
	Benefits Granted				Benefits Received		Benefits Granted		Benefits Received
	20171)	2017 (Min)	2017 (Max)	20161)	20171)	20161)	2017	2016	2017	2016
Fixed compensation	295.4	295.4	295.4	640.0	295.4	640.0	6,203.3	5,522.0	6,203.3	5,522.0
Fringe benefits2)	2.5	2.5	2.5	6.1	2.5	6.1	1,866.0	2,170.7	1,866.0	2,170.7
Total	297.9	297.9	297.9	646.1	297.9	646.1	8,069.3	7,692.7	8,069.3	7,692.7
One-year variable compensation	1,267.2	0	2,297.4	1,083.3	1,131.0		10,561.1	9,130.5	9,532.1	8,002.5
Multiyear variable compensation
LTI 2016 Plan	2,555.6	0	9,874.8	1,939.7			25,723.3	21,856.2
RSU Milestone Plan 2015									5,787.6	9,244.7
SAP SOP 2010									6,029.8
SAP SOP 2011									4,148.5
Total	4,120.7	297.9	12,470.1	3,669.1	1,428.9	646.1	44,353.7	38,679.4	25,498.0	24,939.9
Service cost							889.2	606.0	889.2	606.0
Total according to GCGC	4,120.7	297.9	12,470.1	3,669.1	1,428.9	646.1	45,242.9	39,285.4	26,387.2	25,545.9

1) The value of the fixed and one-year variable compensation is granted in U.S. dollars. For conversion purposes from U.S. dollars into euro, for fixed compensation the average exchange rate and for the one-year variable compensation the year-end exchange rate of the respective period applies.

2) Insurance contributions, the private use of company cars and aircraft, benefits in kind, expenses for maintenance of two households, payments and related supplements for relocation upon appointment to the Executive Board, reimbursement of fees for the preparation of tax returns, tax gross ups according to local conditions and discrete payments arising through application of the fixed exchange-rate clause for 2015. The fringe benefits of Bill McDermott mainly consist of tax gross ups according to local conditions, discrete payments arising through application of the fixed exchange-rate clause for 2015 and expenses for maintenance of two households.

Reconciliation Reporting of Total Compensation Pursuant to Section 314(1)(6a) HGB in Connection with GAS 17

€ thousands	Bill McDermott		Robert Enslin		Adaire Fox-Martin		Michael Kleinemeier		Bernd Leukert
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total according to GCGC	13,167.3	13,982.4	5,221.6	5,445.8	2,984.7	0	4,251.2	4,329.3	4,555.4	4,627.8
Less granted annual variable target compensation	–2,093.7	–2,382.1	–1,267.2	–1,441.8	–755.6		–1,125.8	–1,125.8	–1,125.8	–1,125.8
Plus allocated actual annual variable compensation	1,846.7	2,486.9	1,117.7	1,505.2	666.5		992.9	1,175.3	992.9	1,175.3
Less service cost	–686.2	–571.3	–194.1	–34.7
Total compensation	12,234.1	13,515.9	4,878.0	5,474.5	2,895.6	0	4,118.3	4,378.8	4,422.5	4,677.3

€ thousands	Jennifer Morgan		Luka Mucic		Stefan Ries		Steve Singh		Total Executive Board
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Total according to GCGC	2,841.9	0	4,233.2	4,314.5	3,866.9	2,916.5	4,120.7	3,669.1	45,242.9	39,285.4
Less granted annual variable target compensation	–674.2		–1,125.8	–1,125.8	–1,125.8	–845.9	–1,267.2	–1,083.3	–10,561.1	–9,130.5
Plus allocated actual annual variable compensation	594.6		992.9	1,175.3	992.9	883.1	367.5	1,131.0	8,564.6	9,532.1
Less service cost	–8.9								–889.2	–606.0
Total compensation	2,753.4	0	4,100.3	4,364.0	3,734.0	2,953.7	3,221.0	3,716.8	42,357.2	39,081.0

Vertical Pay Ratio

The vertical pay ratio compares the total benefits granted to the CEO and the Executive Board members other than CEO with the total benefits granted to the Executives and all employees collectively who were employed on December 31, 2017. In order to ensure comparability for total benefits granted, only fixed compensation, one-year and multiyear variable compensation are considered. The Executives comprise the first and second management levels below the Executive Board, that is, the Global Executive Team (GET) and the Senior Executive Team (SET).

Ratio		CEO	Executive Board (other than CEO)
	Average Annual Compensation (in €thousands)	11,209	3,880
Executives	923	12	4
Employees including Executives	101	111	39

Share-Based Payment Grants

The share-based payment amounts result from the following RSUs and PSUs under the LTI 2016 Plan.

Grants for 2017

	Total Share Units	(RSU) Retention Share Units (40%)	(PSU) Performance Share Units (60%)	Grant Value per RSU at Time of Grant	Grant Value per PSU at Time of Grant	Total Grant Value at Time of Grant
	Quantity	Quantity	Quantity	€	€	€ thousands
Bill McDermott (CEO)	89,217	35,687	53,530	83.60	88.88	7,741
Robert Enslin	29,454	11,782	17,672	83.60	88.88	2,556
Adaire Fox-Martin (from May 1, 2017)	18,539	7,416	11,123	85.91	93.76	1,680
Michael Kleinemeier	27,619	11,048	16,571	83.60	88.88	2,396
Bernd Leukert	31,109	12,444	18,665	83.60	88.88	2,699
Jennifer Morgan (from May 1, 2017)	18,539	7,416	11,123	85.91	93.76	1,680
Luka Mucic	27,619	11,048	16,571	83.60	88.88	2,396
Stefan Ries	23,265	9,306	13,959	83.60	88.88	2,019
Steve Singh (until April 30, 2017)	29,454	11,782	17,672	83.60	88.88	2,556
Total	294,815	117,929	176,886			25,723

Grants for 2016

	Total Share Units	(RSU) Retention Share Units (40%)	(PSU) Performance Share Units (60%)	Grant Value per RSU at Time of Grant	Grant Value per PSU at Time of Grant	Total Grant Value at Time of Grant
	Quantity	Quantity	Quantity	€	€	€ thousands
Bill McDermott (CEO)	122,423	48,969	73,454	66.52	64.57	8,000
Robert Enslin	40,417	16,167	24,250	66.52	64.57	2,641
Michael Kleinemeier	37,898	15,159	22,739	66.52	64.57	2,477
Bernd Leukert	42,687	17,075	25,612	66.52	64.57	2,790
Luka Mucic	37,898	15,159	22,739	66.52	64.57	2,477
Gerhard Oswald (until December 31, 2016)	31,924	12,770	19,154	66.52	64.57	2,086
Stefan Ries	23,987	9,595	14,392	65.77	62.61	1,532
Steve Singh (until April 30, 2017)	30,368	12,147	18,221	65.77	62.61	1,940
Total	367,602	147,041	220,561			23,942

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

–      Adaire Fox-Martin, Michael Kleinemeier, Bernd Leukert, Luka Mucic, and Stefan Ries are entitled to receive a retirement pension when they reach the retirement age of 62 and retire from their Executive Board seat; or a disability pension depending on health examination if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 62nd birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is

60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 62, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service. The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

–      Bill McDermott has rights to future benefits under the portion of the pension plan for SAP America classified as “Non-

Qualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA). This “Non-Qualified” pension plan is a cash balance plan that provides either monthly pension payments or a lump sum on retirement. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be accrued on the earned rights to benefits within this plan.

–      SAP made contributions to a third-party pension plan for Bill McDermott (2017: €686,200; 2016: €571,300), Robert Enslin (2017: €194,100; 2016: €34,700), and Jennifer Morgan (2017: €8,900). SAP’s matching contributions are based on payments by Bill McDermott, Robert Enslin, and Jennifer Morgan into this pension plan.

Total Defined Benefit Obligations (DBO) and the Total Accruals for Pension Obligations to Executive Board Members

€ thousands	Bill McDermott (CEO)	Adaire Fox- Martin1) (from May 1, 2017)	Michael Kleinemeier1)	Bernd Leukert1)	Luka Mucic1)	Stefan Ries1)	Total
DBO January 1, 2016	1,382.5	–	29.7	252.4	232.7	–	1,897.3
Less plan assets market value January 1, 2016	–	–	25.4	240.2	205.8	–	471.4
Accrued January 1, 2016	1,382.5	–	4.3	12.2	26.9	–	1,425.9
DBO change in 2016	76.7	–	125.2	199.2	211.9	257.9	870.9
Plan assets change in 2016	–	–	156.0	149.5	141.8	116.7	564.0
DBO December 31, 2016	1,459.2	–	154.9	451.6	444.6	257.9	2,768.2
Less plan assets market value December 31, 2016	–	–	181.4	389.7	347.6	116.7	1,035.4
Accrued December 31, 2016	1,459.2	–	–26.5	61.9	97.0	141.2	1,732.8
DBO change in 2017	–148.7	93.5	117.0	132.9	141.3	86.7	422.7
Plan assets change in 2017	–	100.7	164.5	151.2	143.1	159.1	718.6
DBO December 31, 2017	1,310.5	93.5	271.9	584.5	585.9	344.6	3,190.9
Less plan assets market value December 31, 2017	–	100.7	345.9	540.9	490.7	275.8	1,754.0
Accrued December 31, 2017	1,310.5	–7.2	–74.0	43.6	95.2	68.8	1,436.9

1) The values shown here only reflect the pension entitlements that Adaire Fox-Martin, Michael Kleinemeier, Bernd Leukert, Luka Mucic, and Stefan Ries will receive from the retirement pension plan for Executive Board members.

The table below shows the annual pension entitlement earned during the Executive Board membership of each member of the Executive Board on reaching the scheduled retirement age of 62, based on entitlements from SAP under performance-based and salary-linked plans.

Annual Pension Entitlement

€ thousands	Vested on December 31, 2017	Vested on December 31, 2016
Bill McDermott (CEO)1)	89.5	106.5
Adaire Fox-Martin (from May 1, 2017)	2.9	–
Michael Kleinemeier	9.8	5.2
Bernd Leukert	19.4	14.0
Luka Mucic	18.1	12.9
Stefan Ries	8.5	3.6

1) The rights shown here for Bill McDermott refer solely to rights under the pension plan for SAP America.

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the scheduled retirement age will be higher than the amounts shown in the table.

Postcontractual Non-Compete Provisions

Each Executive Board member’s contract includes a 12-month postcontractual non-compete agreement. During this non-compete period, Executive Board members receive abstention payments corresponding to 50% of their average contractual compensation as members. This average is calculated on the basis of the preceding three years. Any other occupational income generated by the Executive Board member is deducted from their compensation.

The following table presents the theoretical amounts for the net present values of the postcontractual non-compete abstention payments. The calculation assumes the following:

–      The Executive Board member leaves SAP at the end of their respective current contract term.

–      Their final average contractual compensation prior to their departure equals their compensation in 2017.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Non-Compete Abstention Payment1)
Bill McDermott (CEO)	3/31/2021	6,085
Robert Enslin	3/31/2021	2,426
Adaire Fox-Martin (from May 1, 2017)	4/30/2020	1,448
Michael Kleinemeier	12/31/2019	2,060
Bernd Leukert	3/31/2021	2,200
Jennifer Morgan (from May 1, 2017)	4/30/2020	1,376
Luka Mucic	3/31/2021	2,040
Stefan Ries	3/31/2019	1,869
Total		19,504

1) For the purpose of this calculation, the following discount rates have been applied: Bill McDermott 0.16% (2016: 0.22%); Robert Enslin 0.16% (2016: 0.22%); Adaire Fox.Martin 0.01%; Michael Kleinemeier –0.01% (2016: –0.026%); Bernd Leukert 0.16% (2016: 0.22%); Jennifer Morgan 0.01%; Luka Mucic 0.16% (2016: 0.22%); Stefan Ries –0.09% (2016: –0.01%).

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, by the Company without cause where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. Starting 2018, in accordance with the German Corporate Governance Code (GCGC), section 4.2.3, payments made to an Executive Board member due to early termination must not exceed twice the annual total compensation, or 150% of the severance payment cap in case of change of control. A member has no claim to that severance payment if he or she has not served SAP as a member of the Executive Board for at least one year or if he or she leaves SAP SE for reasons for which he or she is responsible. Upon the appointment of Adaire Fox-Martin and Jennifer Morgan to the Executive Board, the Supervisory Board abstained from the waiting period of one year in consideration of their long-term successful tenure with SAP.

If an Executive Board member’s appointment to the Executive Board expires or ceases to exist because of, or as a consequence of, change or restructuring, or due to a change of control, SAP SE and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when:

–      A third party is required to make a mandatory takeover offer to the shareholders of SAP SE under the German Securities Acquisition and Takeover Act;

–      SAP SE merges with another company and becomes the subsumed entity;

–      A control or profit transfer agreement is concluded with SAP SE as the dependent company.

An Executive Board member’s contract can also be terminated before full term if their appointment as an Executive Board member of SAP SE is revoked in connection with a change of control.

Postcontractual Non-Compete Provisions

Abstention compensation for the postcontractual non-compete period as described above is also payable on early contract termination.

Permanent Disability

In case of permanent disability, the contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives, in addition to a potential disability pension under the retirement plan described above, the monthly basic salary (fixed compensation) for a further 12 months starting from the date the permanent disability is determined.

Payments to Executive Board Members Retiring in 2017

Steve Singh resigned from his position as Executive Board member on his own accord with effect from April 30, 2017, therefore no severance payment was made. The postcontractual non-compete provision was canceled without compensation.

Payments to Former Executive Board Members

In 2017, we paid pension benefits of €1,997,000 to Executive Board members who had retired before January 1, 2017 (2016: €1,667,000). At the end of the year, the DBO for former Executive Board members was €39,993,100 (2016: €33,935,000). Plan assets of €31,944,100 are available to meet these obligations (2016: €26,053,000).

Executive Board Members’ Holdings of Long-Term Incentives

Members of the Executive Board hold or held share-based payment rights throughout the year under the LTI 2016 Plan, the RSU Milestone Plan 2015, and the SAP SOP 2010 (the last two were granted in previous years). For information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements, Note (27).

LTI 2016 Plan

The table below shows Executive Board members’ holdings, on December 31, 2017, of Share Units issued to them under the LTI 2016 plan.

LTI 2016 Plan

Quantity of Share Units	Year Granted	Holding on	Granted		Forfeited1)	Balanced	Holding on
		January 1, 2017	Retention Share	Performance Share		Performance	December 31,
			Units (40%)	Units (60%)		Share Units2)	2017
Bill McDermott (CEO)	2017	0	35,687	53,530	0	0	89,217
	2016	122,423	0	0	0	0	122,423
Robert Enslin	2017	0	11,782	17,672	0	0	29,454
	2016	40,417	0	0	0	0	40,417
Adaire Fox-Martin (from May 1, 2017)	2017	0	7,416	11,123	0	0	18,539
Michael Kleinemeier	2017	0	11,048	16,571	0	0	27,619
	2016	37,898	0	0	0	0	37,898
Bernd Leukert	2017	0	12,444	18,665	0	0	31,109
	2016	42,687	0	0	0	0	42,687
Jennifer Morgan (from May 1, 2017)	2017	0	7,416	11,123	0	0	18,539
Luka Mucic	2017	0	11,048	16,571	0	0	27,619
	2016	37,898	0	0	0	0	37,898
Stefan Ries	2017	0	9,306	13,959	0	0	23,265
	2016	23,987	0	0	0	0	23,987
Steve Singh (until April 30, 2017)	2017	0	11,782	17,672	27,035	12,050	14,469
	2016	30,368	0	0	20,266	0	10,102
Total		335,678	117,929	176,886	47,301	12,050	595,242

1) Forfeiture according to leaver rules

2) To balance disadvantages from leaver rules under the LTI 2016 Plan

RSU Milestone Plan 2015

The table below shows the Executive Board members’ holdings, on December 31, 2017, of RSUs issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year (after which the RSUs become non-forfeitable) and an additional holding period of three years. The RSU Milestone Plan 2015 consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015. The RSUs granted in 2014 have a remaining term of 0.08 years; and the RSUs granted in 2015 have a remaining term of 1.08 years.

RSU Milestone Plan 2015

Quantity of RSUs	Year Granted	Holding on January 1, 2017	Exercised	Holding on December 31, 2017
Bill McDermott (CEO)	2015	113,667	0	113,667
	2014	59,488	0	59,488
	2013	68,137	68,137	0
Robert Enslin	2015	39,985	0	39,985
	2014	14,148	0	14,148
Michael Kleinemeier	2015	5,221	0	5,221
Bernd Leukert	2015	41,578	0	41,578
	2014	14,148	0	14,148
Luka Mucic	2015	41,130	0	41,130
	2014	10,757	0	10,757
Total		408,259	68,137	340,122

SAP SOP 2010

The table below shows the Executive Board members’ holdings, on December 31, 2017, of virtual share options issued to them under the SAP SOP 2010 since its inception. The strike price for an option is 115% of the base price. The issued options have a term of seven years and can only be exercised on specified dates after the vesting period. The options issued in 2010 were exercisable beginning in September 2014, and the options issued in 2011 were exercisable beginning in June 2015.

SAP SOP 2010 Virtual Share Options
	Year Granted	Holding on January 1, 2017		Strike Price per Option	Exercised	Price on Exercise Date	Holding on December 31, 2017
		Quantity	Remaining Term (in Years)	€	Quantity	€	Quantity	Remaining Term (in Years)
Bill McDermott (CEO)	2010	135,714	0.7	40.80	135,714	85.23	0
	2011	112,426	1.4	48.33	112,426	85.23	0
Total		248,140			248,140		0

Total Expense for Share-Based Payment

Total expense for the share-based payment plans of Executive Board members was recognized as follows.

Total Expense for Share-Based Payment
€ thousands	2017	2016
Bill McDermott (CEO)	7,684.4	6,525.3
Robert Enslin	2,181.9	1,185.8
Adaire Fox-Martin (from May 1, 2017)	309.7	-
Michael Kleinemeier	1,509.8	635.2
Bernd Leukert	2,287.4	1,237.2
Jennifer Morgan (from May 1, 2017)	309.7	-
Luka Mucic	2,059.0	1,123.5
Stefan Ries	1,049.3	367.5
Steve Singh (until April 30, 2017)	1,676.5	465.3
Total	19,067.7	11,539.8

The expense is recognized in accordance with IFRS 2 (Share-Based Payments) and consists exclusively of obligations arising from Executive Board activities.

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2017 or the previous year.

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

Each member of the Supervisory Board receives, in addition to the reimbursement of their expenses, an annual basic compensation of €165,000. The chairperson receives €275,000 and the deputy chairperson €220,000 annually. In addition, we reimburse members of the Supervisory Board for the value-added tax payable on their compensation.

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

Supervisory Board Members’ Compensation in 2017
€ thousands	2017			2016
	Fixed Compen- sation	Compensation for Commit- tee Work	Total	Fixed Compen- sation	Compensation for Commit- tee Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	275.0	88.0	363.0	275.0	88.0	363.0
Margret Klein-Magar (deputy chairperson)	220.0	27.5	247.5	220.0	33.0	253.0
Pekka Ala-Pietilä	165.0	33.0	198.0	165.0	33.0	198.0
Panagiotis Bissiritsas	165.0	38.5	203.5	165.0	38.5	203.5
Martin Duffek	165.0	33.0	198.0	165.0	27.5	192.5
Aicha Evans (from July 1, 2017)	82.5	11.0	93.5	NA	NA	NA
Prof. Anja Feldmann	165.0	22.0	187.0	165.0	22.0	187.0
Prof. Dr. Wilhelm Haarmann	165.0	44.0	209.0	165.0	44.0	209.0
Andreas Hahn	165.0	22.0	187.0	165.0	22.0	187.0
Prof. Dr. Gesche Joost	165.0	22.0	187.0	165.0	22.0	187.0
Lars Lamadé	165.0	22.0	187.0	165.0	22.0	187.0
Bernard Liautaud	165.0	33.0	198.0	165.0	33.0	198.0
Christine Regitz	165.0	22.0	187.0	165.0	22.0	187.0
Dr. Erhard Schipporeit	165.0	33.0	198.0	165.0	27.5	192.5
Robert Schuschnig-Fowler	165.0	16.5	181.5	165.0	11.0	176.0
Dr. Sebastian Sick	165.0	22.0	187.0	165.0	22.0	187.0
Jim Hagemann Snabe (until June 30, 2017)	82.5	11.0	93.5	165.0	22.0	187.0
Pierre Thiollet	165.0	11.0	176.0	165.0	11.0	176.0
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer	165.0	16.5	181.5	165.0	16.5	181.5
Total	3,135.0	528.0	3,663.0	3,135.0	517.0	3,652.0

In 2017, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1,269,700 (2016: €1,040,400). This amount includes fees paid in 2017 to Linklaters LLP in Frankfurt am Main, Germany (of which Supervisory Board member Wilhelm Haarmann is a partner), of €106,900 (2016: €0).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2017 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after joining the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The 2017 D&O policy did not include an individual deductible for Supervisory Board members as envisaged in the German Corporate Governance Code (GCGC). Starting 2018, in accordance with section 3.8 of the GCGC, each member of the Supervisory Board will bear a deductible of at least 10% of any loss. The deductible is capped at 1.5 times a member’s fixed annual compensation.

Employee

Headcount

Note (7) to our Consolidated Financial Statements presents the number of employees, measured in full-time equivalents by functional area and by geographic region.

Headcount and Personnel Expense

As of December 31, 2017, we had 88,543 full-time equivalent (FTE) employees worldwide (December 31, 2016: 84,183). This represents an increase in headcount of rounded 4,361 FTEs in comparison to 2016. The average number of employees in 2017 was 86,999 (2016: 80,609).

We define headcount in FTE as the number of people on permanent employment contract considering their staffing percentage. Students, individuals employed by SAP who are currently not working for reasons such as maternity leave, and temporary employees with limited contracts of less than six months are excluded from our figures. The number of temporary employees is not material.

Our personnel expense for each employee increased to approximately €134,000 in 2017 (2016: approximately €127,000). This increase is primarily attributable to an increase of share-based payment expenses and employee-related restructuring expenses in 2017 compared to the previous year. The personnel expense per employee is defined as the overall personnel expense divided by the average number of employees.

For more information about employee compensation, see the Notes to the Consolidated Financial Statements section, Note (7).

Number of Employees by Region and Function
Full-time equivalents	December 31, 2017				December 31, 2016				December 31, 2015
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,869	3,895	4,719	14,482	6,406	4,184	5,412	16,002	6,095	3,920	4,976	14,991
Services	7,536	4,878	4,965	17,379	6,535	4,119	3,967	14,621	6,482	3,812	3,574	13,868
Research and development	11,349	5,250	8,273	24,872	10,525	4,860	7,977	23,363	9,676	4,233	7,029	20,938
Sales and marketing	9,196	9,169	4,854	23,219	8,542	8,999	4,435	21,977	7,683	7,766	3,974	19,422
General and administration	2,676	1,781	1,047	5,504	2,629	1,746	1,018	5,393	2,434	1,653	937	5,024
Infrastructure	1,732	855	501	3,087	1,584	788	454	2,827	1,535	783	425	2,743
SAP Group (December 31)	38,357	25,827	24,359	88,543	36,222	24,696	23,265	84,183	33,906	22,166	20,914	76,986
Thereof acquisitions	149	133	7	289	37	172	0	209	73	0	0	73
SAP Group (months’ end average)	37,512	25,459	24,029	86,999	34,932	23,532	22,145	80,609	33,561	21,832	19,788	75,180

Due to reorganizations within our SAP Digital Business Services in 2017 employees were partially reallocated from cloud and software to services. Information for current year are therefore not fully comparable to prior years.

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

On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), Concur (Germany) GmbH, as well as the employees of SAP Business Compliance Services GmbH are represented by a separate works council. Other employee representatives include the group works council (members of the works councils of SAP SE, SAP Germany, Concur (Germany) GmbH, and SAP BCS GmbH), the representatives of severely disabled persons in all entities and on group level (Germany) and the spokespersons committee as the representation of the executives.

Employees of SAP France, SAP France Holding and SAP Labs France SAS are subject to a collective bargaining agreement. Each of SAP France, SAP France Holding, SAP Labs France SAS and Concur (France) SAS  are represented by a French works council. The represented unions negotiate agreements with SAP France and SAP Labs France SAS.

In addition, the employees of various other SAP entities, including SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAP Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP Brasil Ltda, SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o.(Slovenia), SAP Romania SRL, SAP Argentina S.A., SAP Svenska Aktiebolag (Sweden), SAP UK Ltd. and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

Share Ownership

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in Item 6. Directors, Senior Management and Employees — Compensation Report” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

Share-Based Compensation Plans

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directors, Senior Management and Employees — Compensation Report” and Note (27) to our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 9, 2018, based on information provided by the Depositary there were 53,325,907 ADRs held of record by 863 registered holders. The ordinary shares underlying such ADRs represented 4.34% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 9, 2018 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively(1)	65,273,200	5.313
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	80,274,526	6.534
Executive Board Members as a group (9 persons)	51,407	0.004
Supervisory Board Members as a group (18 persons)	80,280,971	6.535
Executive Board Members and Supervisory Board Members as a group (27 persons)(3)	80,332,378	6.539
Options and convertible bonds that are vested and exercisable within 60 days of February 9, 2018, held by Executive Board Members and Supervisory Board Members, collectively	0	NA
BlackRock, Inc.(4)	NA	>5%

(1)    Represents 65,273,200 ordinary shares beneficially owned by Dietmar Hopp, including 3,404,000 ordinary shares owned by DH Besitzgesellschaft AG & Co. KG (formerly known as Golf Club St. Leon-Rot GmbH & Co. Betriebs-oHG) of which DH-LT-Investments AG is the general partner and 61,869,200 ordinary shares owned by Dietmar Hopp Stiftung, GmbH. Mr. Hopp exercises voting and dispositive powers of the ordinary shares held by such entities. The foregoing information is based solely on a Schedule 13G filed by Dietmar Hopp and Dietmar Hopp Stiftung, GmbH on February 14, 2018.

(2) Includes HP Endowment GmbH & Co. KG in which Hasso Plattner exercises sole voting and dispositive power.
(3) We believe that, other than Hasso Plattner, each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of February 9, 2018.

(4)    As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP’s outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 9, 2018, and has not provided such information.

Currently we are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.

Related-Party Transactions

For information on related-party transactions see Note (30) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Financial Statement Schedule

See “Item 18. Financial Statements” and pages F-1 through
F-77.

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

Significant Changes

Callidus Software Inc.

On January 29, 2018, we announced that our subsidiary SAP America, Inc. has entered into a definitive agreement to acquire Callidus Software Inc. Pursuant to the Agreement and Plan of Merger dated January 29, 2018 by and among Callidus Software Inc. (Callidus), SAP America, Inc., and Emerson One Acquisition Corp., a wholly owned subsidiary of SAP America, Inc., Emerson One Acquisition Corp. commenced a cash tender offer for all of the outstanding shares of Callidus common stock at US$36.00 per share, representing an enterprise value of approximately US$2.4 billion. The transaction is expected to close in the second quarter of 2018, subject to approval by the Callidus shareholders, clearances by the relevant regulatory authorities and other customary closing conditions.

The preceding description is a summary of the Agreement and Plan of Merger and is qualified in its entirety by the Agreement and Plan of Merger which is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Commission by Callidus on January 30, 2018.

Executive Board Appointment

Effective January 1, 2018, Christian Klein was appointed to the Executive Board.

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

Trading on the Frankfurt Stock Exchange and the NYSE

The table below sets forth, for the periods indicated, the high and low closing sales prices for the ordinary shares on the Xetra trading System of the Frankfurt Stock Exchange together with the closing highs and lows of the DAX, and the high and low closing sales prices for the ADRs on the NYSE (information is provided by Reuters):

	Price per Ordinary Share in €		DAX(1) in points		Price per ADR in US$
	High	Low	High	Low	High	Low
Annual Highs and Lows
2013	64.80	52.20	9,589.39	7,459.96	87.14	70.27
2014	62.55	50.90	10,087.12	8,571.95	85.45	64.14
2015	74.85	54.53	12,374.73	9,427.64	80.91	63.37
2016	82.81	64.90	11,481.06	8,752.87	92.36	72.02
2017	100.35	82.43	13,478.86	11,509.84	116.45	86.30
Quarterly Highs and Lows
2016
First Quarter	74.25	64.90	10,310.10	8,752.87	80.69	73.68
Second Quarter	72.96	65.20	10,435.73	9,268.66	81.90	72.02
Third Quarter	82.36	66.70	10,752.98	9,373.26	92.36	74.16
Fourth Quarter	82.81	75.84	11,481.06	10,259.13	90.96	81.61
2017
First Quarter	91.98	82.43	12,312.87	11,509.84	98.46	86.30
Second Quarter	96.10	90.36	12,888.95	12,000.44	108.59	96.18
Third Quarter	92.69	87.14	12,828.86	11,945.88	110.33	102.71
Fourth Quarter	100.35	93.17	13,478.86	12,861.49	116.45	110.10

Monthly Highs and Lows
2017
July	91.58	88.75	12,641.33	12,118.25	106.09	102.71
August	91.44	87.14	12,297.72	11,945.88	107.35	103.80
September	92.69	87.88	12,828.86	12,102.21	110.33	104.76
October	98.32	93.79	13,229.57	12,902.65	114.18	110.10
November	100.35	94.65	13,478.86	12,976.37	116.45	112.34
December	98.49	93.17	13,312.30	12,861.49	115.94	111.24
2018
January	96.44	90.06	13,559.60	12,871.39	116.30	109.64
February (through February 9, 2018)	89.79	82.86	13,003.90	12,107.48	111.67	101.60

(1)    The DAX is a continuously updated, capital-weighted performance index of 30 German blue chip companies. In principle, the shares included in the DAX are selected on the basis of their stock exchange turnover and the issuer’s free-float market capitalization. Adjustments to the DAX are made for capital changes, subscription rights and dividends.

On February 9, 2018, the closing sales price per ordinary share on the Frankfurt Stock Exchange (Xetra Trading System) was €82.86 and the closing sales price per ADR on the NYSE was US $102.07 as reported by Reuters.

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

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives and the remaining nine are appointed as employees’ representatives by the SAP SE Works Council Europe in accordance with the EIA (see below for details).  Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. Currently there are three women on the shareholder representatives’ side of the Supervisory Board and two women on the employee representatives’ side. Thus the percentage of women on the Supervisory Board reached the minimum quota of 30% as of 31 December 2017. The term of office of all eighteen members will end upon the conclusion of the Annual General Meeting of Shareholders in 2019, except for Aicha Evans whose term will end upon the conclusion of the Annual General Meeting of Shareholders in 2018.

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

As stipulated in the German Corporate Governance Code (GCGC), an adequate number of our Supervisory Board members are independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the European Regulation (EU) No 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse and the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP SE. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The Audit Committee

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with specialist expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year-end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and quality. SAP’s Corporate Audit, SAP’s Office of Legal Compliance and Integrity and SAP’s Risk Management Office report upon request or at the occurrence of certain findings, but in any case at least once a year (Office of Legal Compliance and Integrity and Risk Management Office) or twice a year (Corporate Audit), directly to the Audit Committee.

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

The People and Organization Committee

The People and Organization Committee (Ausschuss für Mitarbeiter- und Organisationsangelegenheiten) deliberates and advises the Executive and Supervisory Board on key personnel matters and major organizational changes at the management level below the Executive Board. It also advises on equal opportunities for women at SAP.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP SE’s Executive Board is currently comprised of nine members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP SE. The Supervisory Board appoints each member of the Executive

Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP SE, and may be liable to SAP SE if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

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

Disclosure of Shareholdings

SAP SE’s Articles of Incorporation do not require shareholders to disclose their shareholdings. The German Securities Trading Act (Wertpapierhandelsgesetz), however, requires holders of voting securities of SAP SE to notify SAP SE and the Federal Financial Supervisory Authority of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the corporation’s outstanding voting rights. In respect of certificates representing shares, the notification requirement shall apply exclusively to the holder of the certificates. In addition, the German Securities Trading Act also obliges anyone who holds, directly or indirectly, financial instruments that convey an unconditional entitlement to acquire under a legally binding agreement, shares in SAP SE, to notify SAP SE and the Federal Financial Supervisory Authority if the thresholds mentioned above have been reached, exceeded or fallen below, with the exception of the 3% threshold. This notification obligation also exists for the holder of a financial instrument which merely de facto enables its holder or a third party to acquire shares in SAP SE, subject to the thresholds mentioned in the preceding sentence. In connection with this notification, obligation positions in voting rights and other financial instruments have to be aggregated.

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

Taxation

General

The following discussion is a summary of certain material German tax and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ADRs or ordinary shares to a U.S. Holder. In general, a U.S. Holder (as hereinafter defined) is any beneficial owner of our ADRs or ordinary shares that (i) is a citizen or resident of the U.S. or a corporation organized under the laws of the U.S. or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source or a trust, if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; (ii) is not a resident of Germany for purposes of the income tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes, as amended by the Protocol of June 1, 2006 and as published in the German Federal Law Gazette 2008 vol. II pp. 611/851; the “Treaty”); (iii) owns the ADRs or ordinary shares as capital assets; (iv) does not hold the ADRs or ordinary shares as part of the business property of a permanent establishment or a fixed base in Germany; and (v) is fully entitled to the benefits under the Treaty with respect to income and gain derived in connection with the ADRs or ordinary shares. Special rules which are not discussed in the following summary apply to pension funds and certain other tax-exempt investors.

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

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by an incorporated company is generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% thereon (effectively 1.375% of dividends before withholding tax), resulting in an aggregate withholding tax rate from dividends of 26.375%. From January 1, 2017 onwards, taxes are incurred on the third bank working day after the annual general meeting, or at a later date as may be stipulated by SAP’s articles of incorporation or by the annual general meeting’s decision on dividends. Non-resident corporate shareholders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surtax thereon). This does not preclude a further reduction or refund of withholding tax, if any, available under a relevant tax treaty.

Generally, for many non-resident shareholders the withholding tax rate is currently reduced under applicable income tax treaties. Rates and refund procedures may vary according to the applicable treaty. To reduce the withholding tax to the applicable treaty tax rate a non-resident shareholder must apply for a refund of withholding taxes paid. Claims for refund, if any, are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany; http://www.bzst.de). The relevant forms can be obtained from the German Federal Tax Office. For details, such non-resident shareholders are urged to consult their own tax advisors. Special rules apply for the refund to U.S. Holders (we refer to the below section “Refund Procedures for U.S. Holders”).

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

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form (Form E-USA), which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund form may be obtained from the German tax authorities at the same address where applications are filed or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

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

German Gift and Inheritance Tax

Generally, a transfer of ADRs or ordinary shares by a shareholder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, and the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADRs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADRs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor, respectively, at the time of the transfer, actually or constructively together with related parties.

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

U.S. Taxation

The following discussion applies to U.S. Holders only if the ADRs and ordinary shares are held as capital assets for tax purposes. It does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, U.S. Holders that hold ordinary shares or ADRs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more (by vote or value) of the  stock of SAP SE, U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to the ADRs or shares being taken into account in the applicable financial statement, U.S. Holders that have a principal place of business or “tax home” outside the United States or U.S. Holders whose “functional currency” is not the dollar and U.S. Holders that hold ADRs or ordinary shares through partnerships or other pass-through entities.

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

corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2017 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2018 tax year. With the enactment of The Health Care and Education Reconciliation Act of 2010, certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service and will be subject to backup withholding taxes (currently imposed at a 28% rate for 2017 and 24% for 2018-2025) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S.

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

For U.S. foreign tax credit purposes, dividends paid by SAP SE generally will be treated as foreign-source income and as “passive category income”. Gains or losses realized by a U.S. Holder on the sale or exchange of ordinary shares generally will be treated as U.S.-source gain or loss.

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

Material Contracts

Callidus Software Inc.

On January 29, 2018, we announced that our subsidiary SAP America, Inc. has entered into a definitive agreement to acquire Callidus Software Inc. Pursuant to the Agreement and Plan of Merger dated January 29, 2018 by and among Callidus Software Inc. (Callidus), SAP America, Inc., and Emerson One Acquisition Corp., a wholly owned subsidiary of SAP America, Inc., Emerson One Acquisition Corp. commenced a cash tender offer for all of the outstanding shares of Callidus common stock at US$36.00 per share, representing an enterprise value of approximately US$2.4 billion. The transaction is expected to close in the second quarter of 2018, subject to approval by the Callidus shareholders, clearances by the relevant regulatory authorities and other customary closing conditions.

The preceding description is a summary of the Agreement and Plan of Merger and is qualified in its entirety by the Agreement and Plan of Merger which is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Commission by Callidus on January 30, 2018.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Disclosures”, for information on our credit facilities.

Compliance With Regulations

The Company is investigating allegations that certain Company independent partners violated the Company’s contractual terms and sold Company products and services in embargoed countries, including Iran, Syria, Sudan, and Cuba. These third parties presumably did not adhere to the Company’s strict procedures for indirect business activities. To the extent any independent company chooses not to follow the Company’s licensing procedures, the Company is ultimately limited in its ability to stop their activities.  Nonetheless, the Company devotes considerable resources to prevent and mitigate such activities should they occur. We are also investigating allegations regarding direct sales between the Company and certain customers, who may have engaged in unauthorized activities in Iran and other embargoed countries. The Company’s Legal Compliance and Integrity Office is conducting investigations with the assistance of an external law firm.

In September 2017, the Company voluntarily self-disclosed potential export controls and economic sanctions violations to the U.S. Department of Justice and the U.S. Department of Treasury’s Office of Foreign Assets Control.  At the same time, the Company provided notification to the U.S. Securities and Exchange Commission and responded to an SEC comment letter in October 2017.  The Company has also provided disclosure to the U.S. Department of Commerce Bureau of Industry and Security based on the same alleged facts.  Finally, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, the Company has filed the required Iran Notice with the SEC.

At this time, the Company is unable to determine the gross revenues and net profits attributable to the activity involving sanctioned entities.

The Company will continue to comply with all U.S., EU, and German laws regarding economic sanctions and export controls, including laws restricting the sale, export, and usage of Company software and services in Iran and in other embargoed countries.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This report as well as some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our Web site: www.sap.com

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning November 25, 2016 and ending November 24, 2017, the Depositary made direct and indirect payments to SAP in an aggregate amount of US $1,654,643.18 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2017. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of

SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2017, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

KPMG, our independent registered public accounting firm, has issued its audit report on the effectiveness of SAP’s internal control over financial reporting, which is included in Item 18. Financial Statements, “Report of Independent Registered Public Accounting Firm.”

Changes in Internal Control Over Financial Reporting

On January 1, 2018, SAP adopted IFRS 15, the new accounting standard on revenue from contracts with customers. In anticipation of this adoption we made, in 2017, changes to our processes of recording revenue, including enhancements of the level of automation of these processes. These new processes as well as the migration from the prior processes to these new processes resulted in several changes in our internal controls over our revenue recognition and revenue accounting processes.

Beyond that, there were no changes in our internal control framework that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We did not purchase any ADRs in 2017. The following table sets out information concerning repurchases of SAPs ordinary shares. Consistent with our capital allocation priorities, we executed a €500 million share buyback in the second half of 2017. The maximum number of SAP shares that SAP could additionally  purchase under existing repurchase programs was 87,751,434 as of December 31, 2017.

	Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share (in €)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans and Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under these Plans and Programs
January 1/1/17 — 1/31/17		0	—	0	92,970,033
February 2/1/17 — 2/28/17		0	—	0	92,971,055
March 3/1/17 — 3/31/17		0	—	0	92,971,055
April 4/1/17 — 4/30/17		0	—	0	93,200,898
May 5/1/17 — 5/31/17		0	—	0	93,200,898
June 6/1/17 — 6/30/17		0	—	0	93,200,898
July 7/1/17 — 7/31/17		0	—	0	93,200,898
August 8/1/17 — 8/31/17		2,803,658	89.17	2,803,658	90,397,240
September 9/1/17 — 9/30/17		417,500	91.99	417,500	89,979,740
October 10/1/17 — 10/31/17		1,622,258	94.27	1,622,258	88,357,482
November 11/1/17 — 11/30/17		606,048	96.79	606,048	87,751,434
December 12/1/17 — 12/31/17		0	—	0	87,751,434
Total		5,449,464	91.75	5,449,464

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

Legal Framework

The primary sources of law relating to the corporate governance of a European Company are the Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (the “SE Regulation”), the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001 on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the German Stock Corporation Act (Aktiengesetz). Additionally, the European Regulation (EU) No 596/2014 of the European Parliament and the Council on market abuse (the “MAR”), the German Securities Trading Act (Wertpapierhandelsgesetz), the German Securities Purchase and Take Over Act (Wertpapiererwerbs- und Übernahmegesetz), the Stock Exchange Admission Regulations, the German Commercial Code (Handelsgesetzbuch) and certain other German statutes contain corporate governance rules applicable to SAP. In addition to these mandatory rules, the German Corporate Governance Code (“GCGC”) summarizes the mandatory statutory corporate governance principles found in the German Stock Corporation Act and other provisions of German law. Further, the GCGC contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practices.

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

By contrast, the German Stock Corporation Act and the GCGC require that the Supervisory Board ensure that its members collectively have the knowledge, competencies and professional experience required to properly perform their duties. Additionally, the GCGC  recommends that the Supervisory Board should implement and adhere to concrete director independence criteria, specify what it considers to be appropriate numbers of shareholders’ representatives and Supervisory Board members generally which are independent within the meaning of Section 5.4.2 of the Code, and determine annually whether such numbers have been met. According to this definition, a Supervisory Board member are not to be considered independent in particular if s/he has personal or business relations with the company, its executive bodies, a controlling shareholder or an enterprise associated with any of the preceding persons and entities which could cause a substantial and sustained conflict of interest. The members of the Supervisory Board must ensure that they have enough time to perform their board duties and must carry out their duties carefully and in the company’s best interests. They must be loyal to SAP in their conduct, and the GCGC recommends that they should not accept appointment to governing bodies of, or exercise advisory functions at, companies that are in significant competition with SAP. The GCGC further recommends that each member of the Supervisory Board should inform the Supervisory Board of any conflicts of interest, and that material and sustained conflicts of interest involving a member of the Supervisory Board should result in the termination of that member’s Supervisory Board mandate. Supervisory Board members must disclose any planned conclusion of advisory or other service agreements or contracts for work with SAP, or loan agreements between them or persons closely related to them and SAP to the Supervisory Board promptly. Such agreements require the consent of the Supervisory Board. The Supervisory Board may grant its permission for any such transaction only if it is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest.

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2017 that all nine shareholders’ representatives on the Supervisory Board are independent within the meaning of Section 5.4.2 of the GCGC, and that also considering the employee representatives the Supervisory Board has what it considers to be an adequate number of independent members.

Section 5.3.2 of the GCGC recommends that the chairperson of the Audit Committee of the Supervisory Board should have specific knowledge and experience in applying accounting principles and internal control procedures, and should be independent, and not be a former member of the Executive Board whose term of office ended less than two years ago. Furthermore, the chairperson of the Audit Committee should not simultaneously chair the Supervisory Board as a whole. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these recommendations. However, applicable European and German corporate law does not require the Supervisory Board to make an affirmative determination for each individual member that is independent or that a majority of Supervisory Board members or the members of a specific committee are independent. As described above, the GCGC only recommends that the Supervisory Board determines the independence of its members.

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

The Audit Committee independence requirements are similar to the Board independence recommendations of the GCGC. See the section above under “Director Independence Rules.” Nonetheless, SAP meets the NYSE Rules on audit committee independence applicable to foreign private issuers.

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

Rules on Establishing Committees Differ

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. Applicable European and German corporate law does not mandate the creation of specific supervisory board committees. The GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. SAP has the following committees, which are in compliance with the GCGC: General and Compensation Committee, Audit Committee, Technology and Strategy Committee, Finance and Investment Committee, Nomination Committee, Special Committee and People and Organization Committee (See “Item 10. Additional Information — Corporate Governance” for more information).

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-77.

The following are filed as part of this report:

–             Report of Independent Registered Public Accounting Firm.

–             Consolidated Financial Statements

■              Consolidated Income Statements for the years ended December 31, 2017, 2016, and 2015.

■              Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016 and 2015.

■              Consolidated Statements of Financial Position as of December 31, 2017 and 2016.

■              Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015.

■              Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015.

■              Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of May 12, 2016 (English translation).[1]

2.1	Form of global share certificate for ordinary shares (English translation).[2]

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

4.1.1

Amended and Restated Deposit Agreement dated as of November 25, 2009, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder.[3]

4.1.2

Amendment No. 1 dated March 18, 2016 to the Amended and Restated Deposit Agreement, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt.[4]

4.10	Agreement and Plan of Merger dated January 29, 2018 by and among Callidus Software Inc. SAP America, Inc., and Emerson One Acquisition Corp.(5)

8	For a list of our subsidiaries see Note (33) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Luka Mucic, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Bill McDermott, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Luka Mucic, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Schema Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document
101.LAB	XBRL Taxonomy Labels Linkbase Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document

1      Incorporated by reference to Exhibit 4.1 to SAP SE’s Form S-8 Registration Statement filed with the SEC on September 1, 2016.

2      Incorporated by reference to Exhibit 2.1 to SAP SE’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.

3      Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.

4      Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #2 to SAP SE’s Registration Statement on Form F-6 filed on March 18, 2016.

5      Incorporated by reference to Exhibit 2.1 to Callidus Software Inc.’s Current Report on Form 8-K filed with the Commission on January 30, 2018.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE

(Registrant)

By: /s/ BILL MCDERMOTT

Name: Bill McDermott

Title: Chief Executive Officer

Dated: February 28, 2018

By: /s/ LUKA MUCIC

Name: Luka Mucic

Title: Chief Financial Officer

Dated: February 28, 2018

SAP SE AND SUBSIDIARIES

Report of Independent registered public accounting firm

To the Shareholders and Supervisory Board of SAP SE:

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SAP SE and subsidiaries (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinion

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/KPMG AG Wirtschaftsprüfungsgesellschaft

___________

We have served as the Company’s auditor since 2002.

Mannheim, Germany

February 21, 2018

SAP SE AND SUBSIDIARIES

Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP

for the years ended December 31,

millions, unless otherwise stated	Notes	(Unaudited) 2017(1) US$	2017 €	2016 €	2015 €
Cloud subscriptions and support		4,531	3,769	2,993	2,286
Software licenses		5,857	4,872	4,860	4,835
Software support		13,114	10,908	10,571	10,093
Software licenses and support		18,971	15,780	15,431	14,928
Cloud and software		23,502	19,549	18,424	17,214
Services		4,702	3,911	3,638	3,579
Total revenue	(5)	28,205	23,461	22,062	20,793
Cost of cloud subscriptions and support		–1,995	–1,660	–1,313	–1,022
Cost of software licenses and support		–2,686	–2,234	–2,182	–2,291
Cost of cloud and software		–4,681	–3,893	–3,495	–3,313
Cost of services		–3,796	–3,158	–3,089	–2,932
Total cost of revenue		–8,477	–7,051	–6,583	–6,245
Gross profit		19,728	16,410	15,479	14,548
Research and development		–4,030	–3,352	–3,044	–2,845
Sales and marketing		–8,324	–6,924	–6,265	–5,782
General and administration		–1,292	–1,075	–1,005	–1,048
Restructuring	(6)	–219	–182	–28	–621
Other operating income/expense, net		1	1	–3	1
Total operating expenses		–22,341	–18,584	–16,928	–16,541
Operating profit		5,864	4,877	5,135	4,252
Other non-operating income/expense, net	(8)	–44	–36	–234	–256
Finance income		557	463	230	241
Finance costs		–334	–278	–268	–246
Financial income, net	(9)	223	185	–38	–5
Profit before tax		6,043	5,026	4,863	3,991
Income tax expense	(10)	–1,167	–970	–1,229	–935
Profit after tax		4,876	4,056	3,634	3,056
Attributable to owners of parent		4,830	4,018	3,646	3,064
Attributable to non-controlling interests		46	38	–13	–8
Earnings per share, basic (in respective currency)	(11)	4.03	3.36	3.04	2.56
Earnings per share, diluted (in respective currency)	(11)	4.03	3.35	3.04	2.56

(1)           The 2017 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2022 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2017.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME OF SAP GROUP

for the years ended December 31,

€ millions	Notes	2017	2016	2015
Profit after tax		4,056	3,634	3,056
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		29	–10	–19
Income taxes relating to remeasurements on defined benefit pension plans	(10)	–7	2	2
Remeasurements on defined benefit pension plans, net of tax		22	–8	–17
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		22	–8	–17
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		–2,730	865	1,845
Reclassification adjustments on exchange differences on translation, before tax		0	–1	0
Exchange differences, before tax		–2,730	864	1,845
Income taxes relating to exchange differences on translation	(10)	–2	–25	16
Exchange differences, net of tax	(20)	–2,732	839	1,861
Gains (losses) on remeasuring available-for-sale financial assets, before tax		114	–18	181
Reclassification adjustments on available-for-sale financial assets, before tax		–250	–26	–53
Available-for-sale financial assets, before tax	(26)	–136	–44	128
Income taxes relating to available-for-sale financial assets	(10)	1	1	–2
Available-for-sale financial assets, net of tax	(20)	–135	–43	125
Gains (losses) on cash flow hedges, before tax		81	–24	–59
Reclassification adjustments on cash flow hedges, before tax		–41	8	74
Cash flow hedges, before tax	(25)	39	–15	15
Income taxes relating to cash flow hedges	(10)	–10	4	–4
Cash flow hedges, net of tax	(20)	29	–11	11
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		–2,838	785	1,997
Other comprehensive income, net of tax		–2,816	777	1,980
Total comprehensive income		1,240	4,410	5,036
Attributable to owners of parent		1,202	4,423	5,044
Attributable to non-controlling interests		38	–13	–8

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31,

millions	Notes	(Unaudited) 2017(1) US$	2017 €	2016 €
Cash and cash equivalents		4,822	4,011	3,702
Other financial assets	(12)	1,190	990	1,124
Trade and other receivables	(13)	7,092	5,899	5,924
Other non-financial assets	(14)	871	725	581
Tax assets		367	306	233
Total current assets		14,343	11,930	11,564
Goodwill	(15)	25,576	21,274	23,311
Intangible assets	(15)	3,567	2,967	3,786
Property, plant, and equipment	(16)	3,567	2,967	2,580
Other financial assets	(12)	1,388	1,155	1,358
Trade and other receivables	(13)	141	118	126
Other non-financial assets	(14)	746	621	532
Tax assets		533	443	450
Deferred tax assets	(10)	1,228	1,022	571
Total non-current assets		36,748	30,567	32,713
Total assets		51,090	42,497	44,277
Trade and other payables	(17)	1,383	1,151	1,281
Tax liabilities		718	597	316
Financial liabilities	(17)	1,877	1,561	1,813
Other non-financial liabilities	(17)	4,744	3,946	3,699
Provisions	(18)	221	184	183
Deferred income	(19)	3,331	2,771	2,383
Total current liabilities		12,275	10,210	9,674
Trade and other payables	(17)	143	119	127
Tax liabilities		565	470	365
Financial liabilities	(17)	6,051	5,034	6,481
Other non-financial liabilities	(17)	604	503	461
Provisions	(18)	364	303	217
Deferred tax liabilities	(10)	288	240	411
Deferred income	(19)	95	79	143
Total non-current liabilities		8,112	6,747	8,205
Total liabilities		20,386	16,958	17,880
Issued capital		1,477	1,229	1,229
Share premium		685	570	599
Retained earnings		29,808	24,794	22,302
Other components of equity		610	508	3,346
Treasury shares		–1,913	–1,591	–1,099
Equity attributable to owners of parent		30,667	25,509	26,376
Non-controlling interests		37	31	21
Total equity	(20)	30,704	25,540	26,397
Total equity and liabilities		51,090	42,497	44,277

(1)           The 2017 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2022 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2017.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY OF SAP GROUP

for the years ended December 31,

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity

	Issued Capital	Share Premium	Retained Earnings	Other Compo- nents of Equity	Treasury Shares	Total

Notes	(20)	(20)	(20)		(20)
January 1, 2015	1,229	614	18,317	564	–1,224	19,499	34	19,534
Profit after tax			3,064			3,064	–8	3,056
Other comprehensive income			–17	1,997		1,980		1,980
Comprehensive income			3,047	1,997		5,044	–8	5,036
Share-based payments		–136				–136		–136
Dividends			–1,316			–1,316		–1,316
Reissuance of treasury shares under share-based payments		80			100	180		180
Other changes			–4			–4	2	–2
December 31, 2015	1,229	558	20,043	2,561	–1,124	23,267	28	23,295
Profit after tax			3,646			3,646	–13	3,634
Other comprehensive income			–8	785		777		777
Comprehensive income			3,638	785		4,423	–13	4,410
Share-based payments		16				16		16
Dividends			–1,378			–1,378		–1,378
Reissuance of treasury shares under share-based payments		25			25	50		50
Other changes			–2			–2	6	4
December 31, 2016	1,229	599	22,302	3,346	–1,099	26,376	21	26,397
Hyperinflation			–17			–17		–17
January 1, 2017	1,229	599	22,285	3,346	–1,099	26,359	21	26,380
Profit after tax			4,018			4,018	38	4,056
Other comprehensive income			22	–2,838		–2,816		–2,816
Comprehensive income			4,040	–2,838		1,202	38	1,240
Share-based payments		–43				–43		–43
Dividends			–1,499			–1,499	–66	–1,565
Purchase of treasury shares					–500	–500		–500
Reissuance of treasury shares under share-based payments		13			8	22		22
Changes in non-controlling interests			–33			–33	35	2
Other changes			2			2	2	4
December 31, 2017	1,229	570	24,794	508	–1,591	25,509	31	25,540

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

for the years ended December 31,

millions	Notes	(Unaudited) 2017(1) US$	2017 €	2016 €	2015 €
Profit after tax		4,876	4,056	3,634	3,056
Adjustments to reconcile profit after tax to net cash flow from operating activities:
Depreciation and amortization	(15)	1,529	1,272	1,268	1,289
Income tax expense	(10)	1,167	970	1,229	935
Financial income, net	(9)	–223	–185	38	5
Decrease/increase in sales and bad debt allowances on trade receivables		–38	–32	51	45
Other adjustments for non-cash items		–41	–34	39	–2
Decrease/increase in trade and other receivables		–371	–309	–675	–844
Decrease/increase in other assets		–427	–355	–248	–313
Decrease/increase in trade payables, provisions, and other liabilities		468	389	513	757
Decrease/increase in deferred income		863	718	368	218
Interest paid		–241	–200	–190	–172
Interest received		105	88	79	82
Income taxes paid, net of refunds		–1,601	–1,332	–1,477	–1,420
Net cash flows from operating activities		6,065	5,045	4,628	3,638
Business combinations, net of cash and cash equivalents acquired		–350	–291	–106	–39
Cash receipts from derivative financial instruments related to business combinations		0	0	0	266
Total cash flows for business combinations, net of cash and cash equivalents acquired		–350	–291	–106	226
Purchase of intangible assets and property, plant, and equipment		–1,533	–1,275	–1,001	–636
Proceeds from sales of intangible assets or property, plant, and equipment		116	97	63	68
Purchase of equity or debt instruments of other entities		–3,503	–2,914	–1,549	–1,871
Proceeds from sales of equity or debt instruments of other entities		3,933	3,272	793	1,880
Net cash flows from investing activities		–1,337	–1,112	–1,799	–334
Dividends paid	(21)	–1,802	–1,499	–1,378	–1,316
Dividends paid on non-controlling interests		–54	–45	0	0
Purchase of treasury shares	(20)	–601	–500	0	0
Proceeds from reissuance of treasury shares		0	0	27	64
Proceeds from borrowings		33	27	400	1,748
Cash receipts from swap contracts		0	0	43	0
Total cash flows from proceeds from borrowings		33	27	443	1,748
Repayments of borrowings		–1,673	–1,391	–1,800	–3,852
Transactions with non-controlling interests		2	2	3	0
Net cash flows from financing activities		–4,095	–3,406	–2,705	–3,356
Effect of foreign currency rates on cash and cash equivalents		–262	–218	167	135
Net decrease/increase in cash and cash equivalents		371	309	291	83
Cash and cash equivalents at the beginning of the period	(21)	4,451	3,702	3,411	3,328
Cash and cash equivalents at the end of the period	(21)	4,822	4,011	3,702	3,411

(1)           The 2017 figures have been translated solely for the convenience of the reader at an exchange rate of US$1.2022 to €1.00, the Noon Buying Rate certified by the Federal Reserve Bank of New York on December 31, 2017.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1) General Information About Consolidated Financial Statements

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The accompanying Consolidated Financial Statements for 2017 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2017. There were no standards or interpretations as at December 31, 2017, impacting our Consolidated Financial Statements for the years ended December 31, 2017, 2016, and 2015, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both IFRS as issued by the International Accounting Standards Board (IASB) and with IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 21, 2018, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. As figures were rounded, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

Entities Consolidated in the Financial Statements

Total

December 31, 2015	255

Additions	8

Disposals	–18

December 31, 2016	245

Additions	10

Disposals	–28

December 31, 2017	227

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

–         Post-employment benefits are measured at present value of the defined benefit obligations less fair value of plan assets.

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

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1		Middle Rate as at December 31		Annual Average Exchange Rate

		2017	2016	2017	2016	2015

U.S. dollar	USD	1.1993	1.0541	1.1315	1.1045	1.1071

Pound sterling	GBP	0.8872	0.8562	0.8770	0.8206	0.7255

Japanese yen	JPY	135.01	123.40	126.85	119.77	134.12

Swiss franc	CHF	1.1702	1.0739	1.1159	1.0886	1.0688

Canadian dollar	CAD	1.5039	1.4188	1.4705	1.4606	1.4227

Australian dollar	AUD	1.5346	1.4596	1.4794	1.4850	1.4753

With effect from January 1, 2017, we have applied hyperinflationary accounting in accordance with IAS 29 for our subsidiary in Venezuela, the impact of which has not been material to us.

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

–         Revenue from cloud subscriptions and support represents fees earned from providing customers with the following:

■          Software-as-a-Service (SaaS), that is, a right to use software functionality in a cloud-based-infrastructure (hosting) provided by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to run it on the customer’s own IT infrastructure or by a third-party hosting provider, or

■          Platform-as-a-Service (PaaS), that is, access to a cloud-based infrastructure to develop, run, and manage applications, or

■          Infrastructure-as-a-Service (IaaS), that is, hosting and related application management services for software hosted by SAP, where the customer has the right to take possession of the software, or

■          Additional premium cloud subscription support beyond the regular support that is embedded in the basic cloud subscription fees, or

■          Business Network Services, that is, connecting companies in a cloud-based-environment to perform business processes between the connected companies.

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

–         Software support revenue represents fees earned from providing customers with standardized support services which comprise unspecified future software updates, upgrades, and enhancements as well as technical product support services for on-premise software products. We do not sell separately technical product support or unspecified software upgrades, updates, and enhancements. Additionally, control for these components transfers simultaneously over time. Accordingly, we do not distinguish within software support revenue or within cost of software support the amounts attributable to technical support services and unspecified software upgrades, updates, and enhancements.

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

Timing of Revenue Recognition

We do not start recognizing revenue from customer arrangements before evidence of an arrangement exists, the amount of revenue and associated costs can be measured reliably, collection of the related receivable is probable, and the delivery has occurred or the services have been rendered. If, for any of our product or service offerings, we determine at the outset of an arrangement that the amount of revenue cannot be measured reliably, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the arrangement fee becomes due and payable by the customer. If, at the outset of an arrangement, we determine that collectability is not probable, we conclude that the inflow of economic benefits associated with the transaction is not probable, and we defer revenue recognition until the earlier of when collectability becomes probable or payment is received. If a customer is specifically identified as a bad debtor at a later point in time, we stop recognizing revenue from the customer except to the extent of the fees that have already been collected.

In general, we invoice fees for standard software upon contract closure and delivery. Periodic fixed fees for cloud subscription services and software support services are mostly invoiced yearly or quarterly in advance. Fees based on actual transaction volumes for cloud subscriptions and fees charged for non-periodical services are invoiced as the services are delivered.

Cloud subscriptions and support revenue is recognized as the services are performed. Where a periodic fixed fee is agreed for the right to continuously access and use a cloud offering for a certain term, the fee is recognized ratably over the term covered by the fixed fee. Fees that are based on actual transaction volumes are recognized as the transactions occur. In general, our cloud subscriptions and support contracts include certain set-up activities. If these set-up activities have stand-alone value, they are accounted for as distinct deliverables, with the respective revenue being classified as service revenue and recognized as the set-up activity is performed. If we conclude that such set-up activities are not distinct deliverables, we do not account for them separately.

Revenue from the sale of perpetual licenses of our standard on-premise software products is recognized upon delivery of the software, that is, when the customer has access to the software. Occasionally, we license on-premise software for a specified period of time, revenue from such time-based licenses is also recognized upon delivery of the software.

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

–        Company-specific objective evidence of fair value can generally not be established for our cloud subscriptions. ESP for these offerings is determined based on the rates agreed for the individual contract to apply if and when the subscription arrangement renews. We determine ESP by considering multiple factors which include, but are not limited to, the following:

■          Substantive renewal rates stipulated in the cloud arrangement; and

■          Gross margin expectations and expected internal costs of the respective cloud business model.

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

Cost of Cloud and Software

Cost of cloud and software includes the costs incurred in producing the goods and providing the services that generate cloud and software revenue. Consequently, this line item primarily includes employee expenses relating to these services, amortization of acquired intangibles, fees for third-party licenses, shipping, ramp-up costs, and depreciation of our property, plant, and equipment (for example, of our data centers in which we host our cloud solutions).

Cost of Services

Cost of services includes the costs incurred in providing the services that generate service revenue, such as consulting and training activities, messaging, as well as certain application management services for our customers and our partners.

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems.

Research and development costs are expensed as incurred as not all criteria stipulated by the IFRS have been cumulatively met to allow for capitalization of material development expenses.

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

Where we economically hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as employee benefits expenses in profit or loss. The fair values of hedging instruments are based on market data reflecting current market expectations.

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

Among the other impairment indicators in IAS 39 (Financial Instruments: Recognition and Measurement), for an investment in an equity security, objective evidence of impairment includes a significant (more than 20%) or prolonged (a period of more than nine months) decline in its fair value. Impairment losses on financial assets are recognized in financial income, net. For available-for-sale financial assets, which are non-derivative financial assets that are not assigned to loans and receivables or financial assets at fair value through profit or loss, impairment losses directly reduce an asset’s carrying amount, while impairments on loans and receivables are recorded using allowance accounts. Such allowance accounts are always presented together with the accounts containing the asset’s cost in other financial assets. Account balances are written off against the respective allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

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

–        Second, we evaluate homogenous portfolios of trade receivables according to their default risk, primarily based on the age of the receivable and historical loss experience, but also taking into consideration general market factors that might impact our trade receivable portfolio. We record a general bad debt allowance to record impairment losses for a portfolio of trade receivables when we believe that the age of the receivables indicates that it is probable that a loss has occurred and we will not collect some or all of the amounts due.

Account balances are written off, that is, charged off against the allowance after all collection efforts have been exhausted and the likelihood of recovery is considered remote.

In our Consolidated Income Statements, expenses from recording bad debt allowances for a portfolio of trade receivables as well as bad debt allowances for specific customer balances are classified as other operating income/expense, net. Sales allowances are recorded as an offset to the respective revenue item in our Consolidated Income Statements.

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

Goodwill and Intangible Assets

We classify intangible assets according to their nature and use in our operations. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development (IPRD). Customer relationship and other intangibles consist primarily of customer contracts and acquired trademark licenses.

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

Property, plant, and equipment are depreciated over their expected useful lives, generally using the straight-line method.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

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

Provisions

Provisions are recorded when:

–        We have a present obligation (legal or constructive) as a result of a past event;

–        It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–        A reliable estimate can be made of the amount of the obligation.

We regularly adjust provisions as further information becomes available or as circumstances change. Non-current provisions are reported at the present value of their expected settlement amounts as at the reporting date. Discount rates are regularly adjusted to current market interest rates.

The employee-related provisions include, amongst others, long-term employee benefits. They are secured by pledged reinsurance coverage and are offset against the settlement amount of the secured commitment.

A provision for restructuring is recognized when a detailed and formal restructuring plan has been approved and the restructuring has been announced or has commenced.

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

(3c) Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities.

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

–         Accounting for income taxes

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

In the accounting for our multiple-element arrangements, we have to determine the following:

–        Which contracts with the same customer are to be accounted for as one single arrangement

–        Which deliverables under one contract are distinct and thus to be accounted for separately

–        How to allocate the total arrangement fee to the distinct deliverables

The determination of whether different contracts with the same customer are to be accounted for as one arrangement involves the use of judgment, as it requires us to evaluate whether the contracts are negotiated together or linked in any other way. The timing and amount of revenue recognition can vary depending on whether two contracts are accounted for separately or as one single arrangement.

Under a multiple-element arrangement including a cloud subscription or on-premise software, and other deliverables, we do not account for the cloud subscription or on-premise software, and the other deliverables separately if one of the other deliverables (such as consulting services) is deemed to be essential to the functionality of the cloud subscription or on-premise software. The determination of whether an undelivered element is essential to the functionality of the delivered element requires the use of judgment. The timing and amount of revenue recognition can vary depending on how that judgment is exercised, because revenue may be recognized over a longer service term.

In the area of allocating the transaction fee to the different deliverables under the respective customer contract, judgment is required in the determination of an appropriate fair value and estimated stand-alone selling prices (ESP) measurement, which may impact the timing and amount of revenue recognized depending on the following:

–        Whether an appropriate measurement of fair value or ESP can be demonstrated for undelivered elements

–       The approaches used to establish fair value or ESP

Additionally, our revenue for on-premise software contracts would be significantly different if we applied a revenue allocation policy other than the residual method.

Valuation of Trade Receivables

Detailed information related to the accounting of Trade and Other Receivables can be found in Note (3b). As described within this section, we account for impairments of trade receivables by recording sales allowances and allowances for doubtful accounts on an individual receivable basis and on a portfolio basis. The assessment of whether a receivable is collectible involves the use of judgment and requires the use of assumptions about customer defaults that could change significantly. Judgment is required when we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss will occur and the amount of such loss is reasonably estimable and thus an allowance for that specific account is necessary. Basing the general allowance for the remaining receivables on our historical loss experience likewise requires the use of judgment, as history may not be indicative of future development. Changes in our estimates about the allowance for doubtful accounts could materially impact reported assets and expenses, and our profit could be adversely affected if actual credit losses exceed our estimates.

Accounting for Share-Based Payments

We use certain assumptions in estimating the fair values for our share-based payments, including expected share price volatility and expected option life (which represents our estimate of the average amount of time remaining until the options are exercised or expire unexercised). In addition, the final payout for plans also depends on the achievement of performance indicators and on our share price on the respective exercise dates. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of the liabilities we have recognized for these share-based payments. The fair value of the share units granted under the Long-Term Incentive 2016 Plan are dependent on our performance against a group of peer companies (Peer Group Index), the volatility, and the expected correlation between the price of the index and our share price.

For the purpose of determining the estimated fair value of our share options, we believe expected volatility is the most sensitive assumption. Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our Long-Term Incentive 2016 Plan, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the Peer Group Index. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout. For more information, see Note (27).

Accounting for Income Taxes

We are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain due to different interpretation of tax laws, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income taxes we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgment is necessary in determining our worldwide income tax provisions. We make our estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Changes to the assumptions underlying these estimates and outcomes that differ from these assumptions could require material adjustments to the carrying amount of our income tax provisions.

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

For more information about income taxes, see Note (10).

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

Recognition of Internally Generated Intangible Assets from Development

We believe that determining whether internally generated intangible assets from development are to be recognized as intangible assets requires significant judgment, particularly in the following areas:

–        Determining whether activities should be considered research activities or development activities

–        Determining whether the conditions for recognizing an intangible asset are met requires assumptions about future market conditions, customer demand, and other developments.

–       The term “technical feasibility” is not defined in IFRS, and therefore determining whether the completion of an asset is technically feasible requires judgment and a company-specific approach.

–        Determining the future ability to use or sell the intangible asset arising from the development and the determination of the probability of future benefits from sale or use

–         Determining whether a cost is directly or indirectly attributable to an intangible asset and whether a cost is necessary for completing a development

These judgments impact the total amount of intangible assets that we present in our balance sheet as well as the timing of recognizing development expenses in profit or loss.

(3d) New Accounting Standards Adopted in the Current Period

No new accounting standards adopted in 2017 had a material impact on our Consolidated Financial Statements.

(3e) New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective:

IFRS 15 (Revenue from Contracts with Customers)

On May 28, 2014, the IASB issued IFRS 15. The new revenue recognition standard is effective for us starting January 1, 2018. In preparing for the adoption of IFRS 15, we produced, over the last years, new IFRS 15-based revenue recognition policies and adjusted relevant business processes to these new policies. These efforts were part of a project established across SAP’s finance and business functions. This project also covered the implementation of a new SAP-based revenue accounting and reporting solution and a global roll-out and training approach for all of the relevant stakeholder groups in SAP. Additionally, we started to implement internal controls over the application of the new policies and processes.

IFRS 15 permits two possible transition methods for the adoption of the new guidance: (1) retrospectively to each prior reporting period presented in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), or (2) retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings on the date of the initial application (cumulative catch-up approach). Additionally, IFRS 15 allows, for its initial application, the use of certain practical expedients. Effective January 1, 2018, we started to apply the new standard retrospectively, using the cumulative catch-up approach and the practical expedient to apply the new standard only to contracts that were not completed as of January 1, 2018. This practical expedient affects both the transition adjustment amount recognized in retained earnings and our future revenues and expenses as outlined further below.

There are several differences between our new IFRS 15-based policies and our respective previous accounting policies as they are described in Note (3b). The most significant differences are as follows:

Customer Options for Additional Software License Copies

The most notable revenue impact relates to the accounting for options for the purchase of additional copies of already licensed on-premise software where those options provide a material right to the customer (Material Right Additional Copy Options). Under our previous policies, we adhered to the guidance under previous U.S. GAAP to not account for these options. In contrast, IFRS 15 provides that such options are accounted for as a separate performance obligation. The transaction price portion allocated to a Material Right Additional Copy Option is recognized in software revenue upon exercise or forfeiture of the option, which will usually be later than the timing under our previous policies.

For those contracts from years before 2018 that include Material Right Additional Copy Options and that were not completed (as this term is defined in IFRS 15) before January 1, 2018, we will recognize, in the opening statement of financial position for 2018, contract liabilities reflecting the amounts allocated, under our new IFRS 15 policies, to those Material Right Additional Copy Options that were not executed before January 1, 2018. We expect these contract liabilities to approximately amount to €0.1 billion, of which substantially less than €0.1 billion are estimated to be recognized in revenue in 2018 with such revenue being classified as software revenue.

The amounts of contract liabilities recognized, in the opening statement of financial position for 2018, for Material Right Additional Copy Options will be impacted by our use of the practical expedient outlined above, as we will only recognize such contract liabilities for Material Right Additional Copy Options that were granted in contracts that were not completed before January 1, 2018.

We currently estimate that our business practices will change in the light of this new accounting policy in a way that Material Right Additional Copy Options are only provided rarely. Thus, we do not expect a material impact on our 2018 and future years’ revenue and profit from future grants of Material Right Additional Copy Options.

Assets for Cost of Obtaining Customer Contracts

The most noticeable expense impact relates to the accounting for cost of obtaining customer contracts. Under our previous accounting policies, we only recognized as an asset those costs of obtaining a customer contract that were both incremental and directly related to the individual contract (that is, paid to sales personnel directly involved in obtaining the customer contract). This resulted in capitalizing certain amounts of sales commissions paid to our sales staff for obtaining cloud subscription contracts, and not capitalizing sales commissions paid for obtaining on-premise software and support contracts, because the terms of our on-premise software sales commissions refer directly only to the software licenses sold and not to the support contracts sold therewith. In contrast, under our IFRS 15 policies, we capitalize all incremental costs of obtaining a customer contract that are expected to be recovered, regardless of whether they are direct or not. Due to this change in policy, we will capitalize, after adoption of IFRS 15, higher amounts of cost of obtaining cloud subscription and service contracts than we did under our previous policies. In addition, we will start capitalizing incremental costs of obtaining on-premise support contracts with the resulting assets to be amortized over the expected life (including anticipated renewals) of the support contract obtained.

For the incremental sales commissions paid for obtaining customer contracts from years before 2018 that were not completed before January 1, 2018, we will recognize, in the opening statement of financial position for 2018, assets reflecting the amounts of sales commissions that qualify for capitalization under IFRS 15 but which did not qualify for capitalization under our previous policies as far as these amounts are to be amortized in periods starting on or after January 1, 2018. We expect these assets to amount to €0.1 billion. The amount of sales commission capitalized in the opening statement of financial position for 2018 will be impacted by our use of the practical expedient outlined above, as we will only apply the new IFRS 15 capitalization policies assets to sales commissions paid for obtaining contracts that were not completed before January 1, 2018. The changes to our policies for capitalization of sales commissions will result, in 2018, in a reduction of our total cost of sales and marketing. We estimate this reduction to amount to €0.2 billion, which reflects the amounts capitalized in 2018, net of expenses from amortization of the amounts capitalized either in the opening statement of financial position for 2018 or during 2018. The actual cost reduction amount will depend on our 2018 on-premise order entry, our sales compensation plans and changes thereto, as well as our future business and go-to-market practices. It may thus differ significantly from our current estimate.

Other IFRS 15-Based Policy Changes Impacting Profit or Loss

Further differences between our new IFRS 15-based policies and our respective previous accounting policies include the following:

–                  In contrast to our previous policies, we will no longer identify onerous contracts on the level of the individual performance obligation but rather, consider the economic benefits and respective cost of all performance obligations under the same contract and include, as economic benefits, anticipated highly probable renewals of renewable performance obligations. Consequently, we expect to recognize provisions for onerous contracts more rarely and at lower amounts than under our previous policies. In our opening statement of financial position for 2018, we will adjust the provisions for onerous contracts recognized on December 31, 2017, to the amounts appropriate under our new IFRS 15-based policies.

–                  For certain of our customer-specific on-premise software development agreements, we will recognize revenue and the related cost at the point in time when the software is ultimately delivered to the customer whereas, under our previous policies, we recognized the revenues and costs from such contracts over time as the software was developed. For those contracts from years before 2018 affected by this policy change that were not completed before January 1, 2018, we will recognize, in the opening statement of financial position for 2018, contract liabilities reflecting the amount allocated, under our new IFRS 15 policies, to the obligation to deliver the software. We will also recognize, for these contracts, assets from the direct and recoverable costs incurred in satisfying the obligation to deliver the software.

We expect these changes to have an immaterial impact on our opening statement of financial position for 2018 and estimate that these changes will lead, in total, to additional revenue and operating expenses in 2018, each by substantially less than €0.1 billion.

All other differences between our new IFRS 15-based policies and our respective previous accounting policies are expected to be insignificant to our revenues and profits in 2018.

Presentation

Under our new IFRS 15-based policies, we no longer present, in our statements of financial position, items for deferred revenues. Instead, we present a customer contract as either a contract liability or a contract asset once either party to the contract has started to perform. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

We do not expect to recognize, neither in the opening statement of financial position for 2018 nor in 2018, material contract assets.

Under our previous policies, we recognized claims for prepayments from customers as trade receivables once the amounts were invoiced and the respective service had started. Simultaneously, we recognized respective deferred revenue items to be reversed into revenue as the prepaid goods or services were delivered. Under our new IFRS 15-based policies, we recognize trade receivables only as far as goods or services are delivered or prepayments from customers are due. Consequently, compared to the recognition of trade receivables and deferred revenue under our previous policies, the following applies:

–       Trade receivables and contract liabilities are recognized later, and contract liability amounts recognized are initially smaller where claims for prepayments are due after the respective service has started,

–       Trade receivables and contract liabilities are recognized earlier where claims for prepayments are due before the respective service has started.

This change is of a presentation nature only and thus does not affect revenues and profits.

We currently expect this change in policy to increase the 2018 opening balance of both our trade receivables and our contract liabilities by approximately €0.6 billion to €0.7 billion as compared to our 2017 closing balances of trade receivables and deferred revenues.

The other IFRS 15-induced policy changes will additionally impact contract positions as outlined above.

Disclosures

It is not practicable to estimate whether any of the additional disclosures we will provide under IFRS 15 could be material to readers of our financial statements.

IFRS 9 (Financial Instruments)

On July 24, 2014, the IASB issued the fourth and final version of IFRS 9. We will adopt IFRS 9 on January 1, 2018. We will use the exceptions from full retrospective application and thus recognize the effect of the initial application as an adjustment to the opening balance of retained earnings.

We have reviewed our financial assets and liabilities and expect the following impacts:

Classification of financial assets

The majority of our debt investments, and all loans, trade and other financial receivables will satisfy the conditions for a classification at amortized cost. Thus, we will see a change in classification for those debt investments which we currently classify as available-for-sale financial assets. Under our new policies, investments in money market and similar funds will be classified as fair value through profit or loss (FVTPL). However, we do not expect these changes to have a material impact on our Consolidated Financial Statements.

Under our new policies, we classify the majority of our equity investments on January 1, 2018 as FVTPL. This change will most likely lead to an increase of volatility in profit and loss, as we have classified those investments as available-for-sale with unrealized gains and losses recorded in OCI in the past. Under our new policies, the equity investments not classified as FVTPL will be classified as fair value through other comprehensive income (FVOCI), so that gains or losses realized on the sale (which were not material in the past) will no longer be transferred to profit or loss. Amounts attributable to available-for-sale financial assets accumulated in OCI so far will be reclassified to 2018 opening retained earnings. From 2018 onwards, the decision whether to classify new equity investments as FVTPL or FVOCI will be made on an investment-by-investment basis.

Financial liabilities

We have never designated any financial liabilities at FVTPL and have no current intention to do so. Also, none of our financial liabilities has been modified in the past. Thus, we do not expect a material impact on our financial liabilities, considering that the only significant changes that IFRS 9 will bring to the accounting for financial liabilities are that for liabilities designated as at FVTPL, changes in the fair value attributable to changes in the credit risk of the liability must be presented in other comprehensive income (OCI) and that modified financial liabilities are accounted for using the original effective interest rate instead with the one resulting from the modification.

Impairment

We will apply the simplified impairment approach of IFRS 9 and thus record lifetime expected credit losses on all trade receivables and contract assets. The default risk of our trade receivables is managed based on assessing the creditworthiness of customers through external ratings and our past experience with the customers concerned. Outstanding receivables are continuously monitored locally.

For bank balances, debt investments, and loans and other financial receivables not classified as FVTPL, we will apply the general IFRS 9 impairment approach under our new policies.

It is our policy to only invest in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses. As the premium for credit default swaps mainly depends on market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of credit default swap spreads in the market to evaluate probable significant increases in credit risk to timely react to changes if these should manifest. Loans and other financial receivables are monitored based on borrower-specific information.

Despite the change from an incurred loss to an expected credit loss model, we do not expect our impairment allowances for trade receivables and other financial assets to be materially different from what they would be if we continued our current accounting policies.

Hedge accounting

We will apply the new hedge accounting requirements prospectively. The types of hedge accounting relationships that we currently designate meet the requirements of IFRS 9 and are aligned with our risk management strategy. Thus, all existing hedge relationships that we have designated in effective hedging relationships in the past will still qualify for hedge accounting under our new policies. In contrast to our current policies where fair value changes related to the forward element and foreign currency basis spreads have been recognized in profit or loss immediately, the respective costs for forward contracts designated in an effective hedging relationship are recorded in other comprehensive income under our new policies. Thus, the forward element and foreign currency basis spreads are recorded as cost of hedging in other comprehensive income. However, this is not expected to have a material impact on our Consolidated Financial Statements.

Disclosures

IFRS 9 will require extensive new disclosures. Our assessment included an analysis to identify data gaps against current processes, and we are in the process of implementing the system and controls that we believe will be necessary to gather the necessary data to be able to provide the required disclosures where they are material.

IFRS 16 (Leases)

On January 13, 2016, the IASB issued IFRS 16. We will adopt IFRS 16 as per its effective date of January 1, 2019, using the modified retrospective approach. The new standard will significantly impact especially the lease accounting by lessees as, in general, all leases need to be recognized on a company’s balance sheet (represented by right-of-use assets and lease liabilities). We plan to use practical expedients offered by the standard (such as short-term leases, low-value leases, and no separation of non-lease components of a contract). Due to the adoption of IFRS 16, we expect the total assets and total liabilities to increase, as right-of-use assets / lease liabilities will have to be recorded for those items that were previously “off balance sheet”; operating profit is also expected to increase, as costs that were treated as rental expenses in the past will have to be presented as interest expense going forward. As the effects of applying IFRS 16 will depend on the lease agreements in effect at the time of adoption, the IFRS 16 impact on our Consolidated Financial Statements cannot be estimated reliably.

(4) Business Combinations

On September 24, 2017, SAP announced that it had entered into an agreement to acquire U.S.-based Gigya, Inc., a market leader for customer identity and access management solutions. The transaction closed on November 1, 2017, following receipt of regulatory approvals.

The majority of the purchase price for our acquisitions was allocated to goodwill and intangible assets. For more information, see Note (15).

There were no significant acquisitions in 2016.

(5) Revenue

For detailed information about our revenue recognition policies, see Note (3).

For revenue information by geographic region, see Note (28).

Revenue from construction contracts (contract revenue) is mainly included in software revenue and services revenue depending on the type of contract. In 2017, revenue of €317 million was recognized for all our construction contracts (2016: €280 million, 2015: €292 million). The status of our construction contracts in progress at the end of the reporting period accounted for under IAS 11 (Construction Contracts) was as follows:

Construction Contracts in Progress

€ millions	2017	2016	2015

Aggregate cost recognized (multi-year)	435	527	294
Recognized result (+ profit/– loss; multi-year)	–104	–174	20

Gross amounts due to customers	30	78	41

Recognized losses stated for 2017 and 2016 predominantly resulted from strategic customer co-innovation projects.

(6) Restructuring

Restructuring Expenses

€ millions	2017	2016	2015

Employee-related restructuring expenses	180	33	610

Onerous contract-related restructuring expenses	2	–5	11

Restructuring expenses	182	28	621

The increase in restructuring expenses was mainly caused by a restructuring program executed in the Digital Business Services (DBS) board area in 2017 which went hand-in-hand with the DBS transformation. The transformation was prompted by changing service requirements, as an increasing amount of software deployments are moving to the cloud.

Restructuring provisions primarily include employee benefits that result from severance payments for employee terminations and onerous contract costs. Prior-year restructuring provisions relate to restructuring activities incurred in connection with organizational changes and the integration of employees of our acquisitions in previous years.

If not presented separately in our income statement, restructuring expenses would break down by functional area as follows:

Restructuring Expenses by Functional Area

€ millions	2017	2016	2015

Cost of cloud and software	55	3	80

Cost of services	118	7	218

Research and development	9	7	156

Sales and marketing	2	10	147

General and administration	–2	1	20

Restructuring expenses	182	28	621

(7) Employee Benefits Expense and Number of Employees

Employee Benefits Expense

€ millions	2017	2016	2015

Salaries	8,693	7,969	7,483

Social security expense	1,281	1,135	1,067

Share-based payment expense	1,120	785	724

Pension expense	312	270	258

Employee-related restructuring expense	180	33	610

Termination benefits outside of restructuring plans	57	37	28

Employee benefits expense	11,643	10,229	10,170

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

Number of Employees

Full-time equivalents	December 31, 2017				December 31, 2016				December 31, 2015
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,869	3,895	4,719	14,482	6,406	4,184	5,412	16,002	6,095	3,920	4,976	14,991
Services	7,536	4,878	4,965	17,379	6,535	4,119	3,967	14,621	6,482	3,812	3,574	13,868
Research and development	11,349	5,250	8,273	24,872	10,525	4,860	7,977	23,363	9,676	4,233	7,029	20,938
Sales and marketing	9,196	9,169	4,854	23,219	8,542	8,999	4,435	21,977	7,683	7,766	3,974	19,422
General and administration	2,676	1,781	1,047	5,504	2,629	1,746	1,018	5,393	2,434	1,653	937	5,024
Infrastructure	1,732	855	501	3,087	1,584	788	454	2,827	1,535	783	425	2,743
SAP Group (December 31)	38,357	25,827	24,359	88,543	36,222	24,696	23,265	84,183	33,906	22,166	20,914	76,986
Thereof acquisitions	149	133	7	289	37	172	0	209	73	0	0	73
SAP Group (months’ end average)	37,512	25,459	24,029	86,999	34,932	23,532	22,145	80,609	33,561	21,832	19,788	75,180

Due to reorganizations within our Digital Business Services in 2017, employees were partially reallocated from cloud and software to services. Information for the current year is therefore not fully comparable to prior years.

Allocation of Share-Based Payment Expense

The operating cost line items in our income statement include the following share-based payment expenses:

Share-Based Payments

€ millions	2017	2016	2015
Cost of cloud and software	115	89	74
Cost of services	158	101	113
Research and development	269	190	166
Sales and marketing	442	292	260
General and administration	135	113	111
Share-based payments	1,120	785	724
Thereof cash-settled share-based payments	963	678	637
Thereof equity-settled share-based payments	157	107	87

The increase in share-based payment expenses in 2017 compared to the prior year is mainly due to an increase in SAP’s share price and additional grants in 2017 under Move SAP. For more information about our share-based payments, see Note (27).

(8) Other Non-Operating Income/Expense, Net

Other Non-Operating Income/Expense, Net

€ millions	2017	2016	2015
Foreign currency exchange gain/loss, net	–12	–210	–230
Thereof from financial assets/liabilities at fair value through profit or loss	180	–38	–12
Thereof from loans and receivables	96	26	–213
Thereof from financial liabilities at amortized cost	–317	–174	–2
Miscellaneous income/expense, net	–24	–23	–26
Other non-operating income/expense, net	–36	–234	–256

(9) Financial Income, Net

Financial Income, Net

€ millions	2017	2016	2015
Finance income	463	230	241
Thereof available-for-sale financial assets (equity)	382	164	176
Finance costs	–278	–268	–246
Thereof interest expense from financial liabilities at amortized cost	–89	–108	–135
Thereof interest expense from derivatives	–116	–114	–72
Financial income, net	185	–38	–5

The increase in financial income in 2017 is mainly due to higher gains from the disposal of equity instruments by our Sapphire investment funds.

(10) Income Taxes

On December 22, 2017, a comprehensive U.S. tax reform, the Tax Cuts and Jobs Act, was enacted. As a result, deferred tax assets and liabilities as at December 31, 2017, were remeasured using the reduced U.S. federal corporate income tax rate of 21% (previously 35%). Besides that, the one-time transition tax for the mandatory income inclusion on accumulated foreign earnings was taken into account.

Tax Expense According to Region

€ millions	2017	2016	2015
Current tax expense
Germany	922	853	859
Foreign	716	537	408
Total current tax expense	1,638	1,390	1,267
Deferred tax income
Germany	–584	–38	–74
Foreign	–84	–123	–258
Total deferred tax income	–668	–161	–332
Total income tax expense	970	1,229	935

Major Components of Tax Expense

€ millions	2017	2016	2015
Current tax expense/income
Tax expense for current year	1,623	1,412	1,278
Taxes for prior years	15	–22	–11
Total current tax expense	1,638	1,390	1,267
Deferred tax expense/income
Origination and reversal of temporary differences	–891	–403	–428
Unused tax losses, research and development tax credits, and foreign tax credits	223	242	96
Total deferred tax income	–668	–161	–332
Total income tax expense	970	1,229	935

The increase in current tax expense and deferred tax income mainly results from an intra-group transfer of intellectual property rights to SAP SE.

Total deferred tax income includes a benefit of €227 million (2016: expense of €3 million; 2015: expense of €12 million) related to changes in tax laws and tax rates, mainly due to the U.S. tax reform.

Total deferred tax income also includes an expense of €120 million (2016: benefit of €8 million; 2015: benefit of €11 million) related to the write-down of previously recognized deferred tax assets which are partly offset by the reversal of a previous write-down of deferred tax assets.

Profit Before Tax

€ millions	2017	2016	2015
Germany	2,785	3,109	3,161
Foreign	2,241	1,754	830
Total	5,026	4,863	3,991

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.4% (2016: 26.4%; 2015: 26.4%), to the actual income tax expense. Our 2017 combined German tax rate includes a corporate income tax rate of 15.0% (2016: 15.0%; 2015: 15.0%), plus a solidarity surcharge of 5.5% (2016: 5.5%; 2015: 5.5%) thereon, and trade taxes of 10.6% (2016: 10.6%; 2015: 10.6%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2017	2016	2015
Profit before tax	5,026	4,863	3,991
Tax expense at applicable tax rate of 26.4% (2016: 26.4%; 2015: 26.4%)	1,326	1,284	1,055
Tax effect of:
Foreign tax rates	–402	–105	–126
Changes in tax laws and tax rates	–212	3	12
Non-deductible expenses	82	78	61
Tax exempt income	–95	–106	–103
Withholding taxes	131	112	115
Research and development and foreign tax credits	–26	–36	–31
Prior-year taxes	–39	–43	–55
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	185	43	43
Other	20	–1	–36
Total income tax expense	970	1,229	935
Effective tax rate (in %)	19.3	25.3	23.4

Recognized Deferred Tax Assets and Liabilities

€ millions	2017	2016
Deferred tax assets
Intangible assets	563	81
Property, plant, and equipment	10	32
Other financial assets	12	18
Trade and other receivables	57	72
Pension provisions	112	108

Recognized Deferred Tax Assets and Liabilities

€ millions	2017	2016
Share-based payments	164	207
Other provisions and obligations	408	517
Deferred income	77	118
Carryforwards of unused tax losses	187	378
Research and development and foreign tax credits	166	235
Other	75	102
Total deferred tax assets	1,831	1,868
Deferred tax liabilities
Intangible assets	617	1,162
Property, plant, and equipment	92	66
Other financial assets	104	158
Trade and other receivables	125	125
Pension provisions	9	7
Share-based payments	1	3
Other provisions and obligations	29	122
Deferred income	22	39
Other	50	26
Total deferred tax liabilities	1,049	1,708
Total deferred tax assets, net	782	160

The increase in deferred tax assets for intangible assets mainly results from an intra-group transfer of intellectual property rights to SAP SE.

The decrease in deferred tax liabilities for intangible assets mainly results from the remeasurement due to the U.S. tax reform.

Items Not Resulting in a Deferred Tax Asset

€ millions	2017	2016	2015
Unused tax losses
Not expiring	375	338	279
Expiring in the following year	9	32	95
Expiring after the following year	535	649	704
Total unused tax losses	919	1,019	1,078
Deductible temporary differences	524	33	122
Unused research and development and foreign tax credits
Not expiring	38	33	34
Expiring in the following year	2	1	0
Expiring after the following year	34	30	20
Total unused tax credits	74	64	54

€263 million (2016: €309 million; 2015: €429 million) of the unused tax losses relate to U.S. state tax loss carryforwards.

In 2017, subsidiaries that suffered a tax loss in either the current or the preceding period recognized deferred tax assets in excess of deferred tax liabilities amounting to €79 million (2016: €189 million; 2015: €129 million), because it is probable that sufficient future taxable profit will be available to allow the benefit of the deferred tax assets to be utilized.

We have not recognized a deferred tax liability on approximately €13.21 billion (2016: €10.81 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Total Income Taxes

€ millions	2017	2016	2015
Income taxes recorded in profit	970	1,229	935
Income taxes recorded in share premium	–4	–5	–14
Income taxes recorded in other comprehensive income that will not be reclassified to profit and loss
Remeasurements on defined benefit pension plans	7	–2	–2
Income taxes recorded in other comprehensive income that will be reclassified to profit and loss
Available-for-sale financial assets	–1	–1	2
Cash flow hedges	10	–4	4
Exchange differences	2	25	–16
Total	984	1,242	909

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of intercompany financing matters and certain secured capital investments, while the few foreign disputes are in respect of intercompany financing matters and the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional tax expense (including related interest expenses and penalties) of approximately €1,884 million (2016: €1,749 million) in total.

(11) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	2017	2016	2015
Profit attributable to equity holders of SAP SE	4,018	3,646	3,064
Issued ordinary shares1)	1,229	1,229	1,229
Effect of treasury shares1)	–31	–30	–32
Weighted average shares outstanding, basic1)	1,197	1,198	1,197
Dilutive effect of share-based payments1)	1	1	2
Weighted average shares outstanding, diluted1)	1,198	1,199	1,198
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	3.36	3.04	2.56
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	3.35	3.04	2.56

1) Number of shares in millions

(12) Other Financial Assets

Other Financial Assets

€ millions	2017			2016
	Current	Non-Current	Total	Current	Non-Current	Total
Loans and other financial receivables	793	260	1,054	834	266	1,100
Debt investments	39	0	39	195	0	195
Equity investments	0	827	827	1	952	953
Available-for-sale financial assets	39	827	865	196	952	1,148
Derivatives	158	36	194	94	102	196
Investments in associates	0	32	32	0	38	38
Total	990	1,155	2,145	1,124	1,358	2,482

Loans and Other Financial Receivables

Loans and other financial receivables mainly consist of time deposits, investments in pension assets for which the corresponding liability is included in employee-related obligations (see Note (17c)), other receivables, and loans to employees and third parties. The major part of our loans and other financial receivables is concentrated in Germany.

As at December 31, 2017, there were no loans and other financial receivables past due but not impaired. We have no indications of impairments of loans and other financial receivables that are not past due and not impaired as at the reporting date. For general information about financial risk and the nature of risk, see Note (24).

Available-for-Sale Financial Assets

Our available-for-sale financial assets consist of debt investments in bonds of mainly financial and non-financial corporations and municipalities, and equity investments in listed and unlisted securities, mainly held in the United States.

For more information about fair value measurement with regard to our equity investments, see Note (26).

Derivatives

Detailed information about our derivative financial instruments is presented in Note (25).

(13) Trade and Other Receivables

Trade and Other Receivables

€ millions	2017			2016
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	5,809	1	5,810	5,823	2	5,825
Other receivables	90	116	207	101	124	225
Total	5,899	118	6,017	5,924	126	6,050

Carrying Amounts of Trade Receivables

€ millions	2017	2016
Gross carrying amount	6,047	6,114
Sales allowances charged to revenue	–163	–200
Allowance for doubtful accounts charged to expense	–74	–89
Carrying amount trade receivables, net	5,810	5,825

The changes in the allowances for doubtful accounts charged to expense were immaterial in all periods presented.

Aging of Trade Receivables

€ millions	2017	2016
Not past due and not individually impaired	4,185	4,313
Past due but not individually impaired
Past due 1 to 30 days	695	541
Past due 31 to 120 days	459	493
Past due 121 to 365 days	266	305
Past due over 365 days	95	84
Total past due but not individually impaired	1,515	1,422
Individually impaired, net of allowances	110	90
Carrying amount of trade receivables, net	5,810	5,825

For more information about financial risk and how we manage it, see Notes (24) and (25).

(14) Other Non-Financial Assets

Other Non-Financial Assets

€ millions	2017			2016
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	264	123	387	257	107	364
Other tax assets	209	0	209	123	0	123
Capitalized contract cost	199	497	696	139	424	563
Miscellaneous other assets	54	0	54	62	0	62
Total	725	621	1,346	581	532	1,113

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties.

(15) Goodwill and Intangible Assets

Goodwill and Intangible Assets

€ millions	Goodwill	Software and Database Licenses	Acquired Technology/ IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
January 1, 2016	22,792	727	2,796	5,033	31,348
Foreign currency exchange differences	566	7	71	135	779
Additions from business combinations	57	0	41	22	120
Other additions	0	74	0	21	95
Retirements/disposals	0	–17	–1	–92	–110
December 31, 2016	23,415	791	2,907	5,119	32,232
Foreign currency exchange differences	–2,249	–22	–278	–523	–3,072
Additions from business combinations	208	0	51	73	332
Other additions	0	93	0	10	103
Retirements/disposals	0	–53	–688	–62	–803
December 31, 2017	21,374	809	1,992	4,617	28,792

Accumulated amortization
January 1, 2016	103	526	1,812	1,938	4,379
Foreign currency exchange differences	1	5	54	59	119
Additions amortization	0	74	321	351	746
Retirements/disposals	0	–16	–1	–92	–109
December 31, 2016	104	589	2,186	2,256	5,135
Foreign currency exchange differences	–4	–16	–208	–219	–447
Additions amortization	0	79	254	327	660
Retirements/disposals	0	–51	–688	–58	–797
December 31, 2017	100	601	1,544	2,306	4,551

Carrying amount
December 31, 2016	23,311	202	721	2,863	27,097
December 31, 2017	21,274	208	448	2,311	24,241

Other additions to software and database licenses in 2017 and 2016 were individually acquired from third parties and include cross-license agreements and patents.

Significant Intangible Assets

€ millions, unless otherwise stated		Carrying Amount	Remaining Useful Life (in years)
	2017	2016
Sybase – Customer relationships	226	325	4 to 6
SuccessFactors – Customer relationships	261	353	8
Ariba – Customer relationships	366	483	1 to 10
hybris – Customer relationships	83	106	10
Concur – Acquired technologies	261	296	4
Concur – Customer relationships	1,073	1,281	13 to 17
Total significant intangible assets	2,270	2,844

Goodwill Impairment Testing

SAP had two operating segments at the end of 2017. For more information about our segments, see Note (28).

The carrying amount of goodwill has been allocated for impairment testing purposes to those operating segments expected to benefit from goodwill.

Goodwill by Operating Segment

€ millions	Applications, Technology & Services	SAP Business Network	Other	Total
December 31, 2016	15,839	7,439	34	23,311
December 31, 2017	14,657	6,617	0	21,274

The key assumptions on which management based its cash flow projections for the period covered by the underlying business plans are as follows:

Key Assumption	Basis for Determining Values Assigned to Key Assumption
Budgeted revenue growth

Revenue growth rate achieved in the current fiscal year, adjusted for an expected increase in SAP’s addressable cloud and database markets; expected growth in the established software applications and analytics markets. Values assigned reflect our past experience and our expectations regarding an increase in the addressable markets.

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

Key Assumptions and Detailed Planning Period

Percent, unless otherwise stated	Applications, Technology & Services		SAP Business Network
	2017	2016	2017	2016
Budgeted revenue growth (average of the budgeted period)	4.8	6.7	14.9	15.0
Pre-tax discount rate	10.6	10.4	11.9	11.7
Terminal growth rate	2.9	2.0	3.0	3.0
Detailed planning period (in years)	3	4	9	9

Applications, Technology & Services

The recoverable amount of the segment has been determined based on a value-in-use calculation. The calculation uses cash flow projections based on actual operating results and a group-wide business plan approved by management.

We believe that no reasonably possible change in any of the above key assumptions would cause the carrying amount of our Applications, Technology & Services segment to exceed the recoverable amount.

SAP Business Network

The recoverable amount of the segment has been determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a level 3 fair value based on the inputs used in the valuation technique. The cash flow projections are based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make. The segment operates in a relatively immature area with significant growth rates projected for the near future. We therefore have a longer and more detailed planning period than one would apply in a more mature segment.

We are using a target operating margin of 33% (2016: 34%) for the segment at the end of the budgeted period as a key assumption, which is within the range of expectations of market participants (for example, industry analysts).

The recoverable amount exceeds the carrying amount by €8,143 million (2016: €6,404 million).

The following table shows amounts by which the key assumptions would need to change individually for the recoverable amount to be equal to the carrying amount:

Sensitivity to Change in Assumptions

	SAP Business Network
	2017	2016
Budgeted revenue growth (change in percentage points)	–8.6	–6.9
Pre-tax discount rate (change in percentage points)	5.6	4.4
Target operating margin at the end of the budgeted period (change in percentage points)	–17	–15

(16) Property, Plant, and Equipment

Property, Plant, and Equipment

€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
Net Value
December 31, 2016	1,137	1,297	146	2,580
December 31, 2017	1,162	1,592	213	2,967

Total additions (other than from business combinations) amounted to €1,196 million (2016: €933 million) and relate primarily to the replacement and purchase of IT infrastructure (data centers, and so on).

(17) Trade and Other Payables, Financial Liabilities, and Other Non-Financial Liabilities

(17a) Trade and Other Payables

Trade and Other Payables

€ millions	2017			2016
	Current	Non-Current	Total	Current	Non-Current	Total
Trade payables	952	0	952	1,015	0	1,015
Advance payments received	58	0	58	145	0	145
Miscellaneous other liabilities	141	119	260	120	127	247
Trade and other payables	1,151	119	1,270	1,280	127	1,407

Miscellaneous other liabilities mainly include deferral amounts for free rent periods and liabilities related to government grants.

(17b) Financial Liabilities

Financial Liabilities

€ millions	2017					2016
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non- Current	Current	Non- Current	Total	Current	Non- Current	Current	Non- Current	Total
Bonds	1,150	4,000	1,149	3,997	5,147	1,000	5,150	996	5,151	6,147
Private placement transactions	125	965	125	1,005	1,130	420	1,240	418	1,298	1,717
Bank loans	24	0	24	0	24	16	0	16	0	16
Financial debt	1,299	4,965	1,298	5,002	6,301	1,435	6,390	1,430	6,450	7,880
Derivatives	NA	NA	57	29	86	NA	NA	152	43	194
Other financial liabilities	NA	NA	205	2	208	NA	NA	231	–12	219
Financial liabilities			1,561	5,034	6,595			1,813	6,481	8,294

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 1.29% in 2017, 1.25% in 2016, and 1.30% in 2015.

For an analysis of the contractual cash flows of our financial liabilities based on maturity, see Note (24). For information about the risk associated with our financial liabilities, see Note (25). For information about fair values, see Note (26).

Bonds

	2017						2016
	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
Eurobond 2 – 2010	2017	99.780%	3.50% (fix)	3.59%	€500	0	496
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.29%	€750	768	776
Eurobond 7 – 2014	2018	100.000%	0.000% (var.)	0.08%	€750	750	749
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%	€1,000	995	994
Eurobond 9 – 2014	2027	99.284%	1.75% (fix)	1.86%	€1,000	991	990
Eurobond 10 – 2015	2017	100.000%	0.000% (var.)	0.11%	€500	0	500
Eurobond 11 – 2015	2020	100.000%	0.000% (var.)	0.07%	€650	649	648
Eurobond 12 – 2015	2025	99.264%	1.00% (fix)	1.13%	€600	594	594
Eurobond 13 – 2016	2018	100.000%	0.000% (var.)	0.03%	€400	400	400
Eurobonds						5,147	6,147

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placement Transactions

	2017					2016
	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
U.S. private placements
Tranche 2 – 2010	2017	2.95% (fix)	3.03%	US$200	0	189
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$150	125	141
Tranche 5 – 2012	2017	2.13% (fix)	2.16%	US$242.5	0	229
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$290	241	278
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$444.5	382	439
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$323	289	334
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$100	93	107
Private placements					1,130	1,717

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

(17c) Other Non-Financial Liabilities

Other Non-Financial Liabilities

€ millions	2017			2016
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	815	340	1,154	602	309	911
Other employee-related liabilities	2,565	163	2,728	2,545	152	2,697
Other taxes	568	0	568	552	0	552
Other non-financial liabilities	3,947	503	4,450	3,699	461	4,160

For more information about our share-based payments, see Note (27).

Other employee-related liabilities mainly relate to vacation obligations, bonus and sales commission obligations, as well as employee-related social security obligations.

Other taxes mainly comprise payroll tax liabilities and value-added tax liabilities.

(18) Provisions

Provisions

€ millions			2017			2016
	Current	Non- Current	Total	Current	Non- Current	Total
Pension plans and similar obligations (see Note (18a))	0	136	136	0	140	140
Other provisions (see Note (18b))	184	167	351	183	77	260
Total	184	303	487	183	217	400

(18a) Pension Plans and Similar Obligations

Defined Benefit Plans

The measurement dates for our domestic and foreign benefit
plans are December 31.

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

€ millions	Domestic Plans		Foreign Plans		Other Post- Employment Plans			Total
	2017	2016	2017	2016	2017	2016	2017	2016
Present value of the DBO	857	854	382	369	118	98	1,357	1,321
Thereof fully or partially funded plans	857	854	336	324	78	74	1,271	1,252
Thereof unfunded plans	0	0	46	45	40	24	86	69
Fair value of the plan assets	848	843	319	290	56	48	1,223	1,181
Net defined benefit liability (asset)	9	11	63	79	62	50	134	140
Amounts recognized in the Consolidated Statement of Financial Position:
Non-current other financial assets	0	0	1	0	1	0	2	0
Non-current provisions	–9	–11	–64	–79	–63	–50	–136	–140

€794 million (2016: €789 million) of the present value of the DBO of our domestic plans relate to plans that provide for lump-sum payments not based on final salary, and €329 million (2016: €316 million) of the present value of the defined benefit obligations of our foreign plans relate to plans that provide for annuity payments not based on final salary.

The following weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Post-Employment Plans
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Discount rate	2.3	2.1	2.7	0.8	0.6	0.7	3.9	4.0	4.0
Future salary increases	2.5	2.5	2.5	1.7	1.7	1.7	5.0	6.0	6.3
Future pension increases	2.0	2.0	2.0	0.1	0	0	0	0.0	0.0
Employee turnover	2.0	2.0	2.0	16.2	10.3	10.3	8.2	8.6	8.7
Inflation	2.0	2.0	2.0	1.4	1.4	1.4	1.0	1.1	1.0

The sensitivity analysis table shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to above actuarial assumptions. The sensitivity analysis table presented below considers change in discount rate assumption, holding all other actuarial assumptions constant. A reasonably possible change in all other actuarial assumptions would not materially influence the present value of all defined benefit obligations.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	806	800	678	357	344	311	114	93	79	1,277	1,237	1,068
Discount rate was 50 basis points lower	912	913	775	411	398	359	123	101	87	1,446	1,412	1,221

Total Expense of Defined Benefit Pension Plans

€ millions	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Current service cost	11	7	10	22	21	21	15	10	9	48	38	40
Interest expense	18	19	17	2	3	3	4	3	3	24	25	23
Interest income	–18	–20	–17	–2	–2	–3	–2	–1	–2	–22	–23	–22
Past service cost	0	0	0	0	0	0	2	0	0	2	0	0
Total expense	11	6	10	22	22	21	19	12	10	52	40	41
Actual return on plan assets	–17	97	–76	19	1	0	3	2	2	5	100	–74

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

Plan Asset Allocation

€ millions		2017		2016
	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Asset category
Equity investments	105	0	118	0
Corporate bonds	122	0	90	0
Government bonds	10	0	5	0
Real estate	54	0	49	0
Insurance policies	5	873	0	864
Cash and cash equivalents	9	0	11	0
Others	45	0	44	0
Total	350	873	317	864

Our expected contribution in 2018 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 13 years as at December 31, 2017, and 14 years as at December 31, 2016.

Total future benefit payments from our defined benefit plans as at December 31, 2017, are expected to be €1,670 million (2016: €1,583 million). Of this amount, 80% has maturities of over five years, and 68% relates to domestic plans.

Defined Contribution Plans/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or on the amount of contributions made by employees. Furthermore, in Germany and some other countries, we make contributions to public pension plans that are operated by national or local government or a similar institution.

Total Expense of Defined Contribution Plans and State Plans

€ millions	2017	2016	2015
Defined contribution plans	260	234	218
State plans	527	484	429
Total expense	787	718	647

(18b) Other Provisions

Other Provisions

€ millions	1/1/ 2017	Addition	Accretion	Utilization	Release	Currency Impact	12/31/ 2017
Employee-related provisions	74	160	0	–42	–1	–3	188
Customer-related provisions	96	48	0	–77	–5	–5	57
Restructuring provisions	49	182	0	–163	0	0	68
Miscellaneous other provisions	41	0	1	–2	0	–2	38
Total other provisions	260	390	1	–284	–6	–10	351

Employee-related provisions primarily comprise obligations for time credits, severance payments, jubilee expenses, and semiretirement. The increase in the employee-related provisions mainly results from restructuring-related termination benefits which were transformed into time credits. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash outflows within this time period.

Customer-related provisions mainly include expected contract losses. The associated cash outflows are substantially short-term in nature. Furthermore, obligations resulting from customer-related litigation and claims are included. The related cash outflows are uncertain.

For more information about our restructuring plans, see Note (6). Restructuring provisions comprise contract termination costs, including those relating to the termination of lease contracts. The cash outflows associated with employee-related restructuring costs are substantially short-term in nature. Utilization of the portion of the facility-related restructuring provisions depends on the remaining term of the associated lease.

Miscellaneous other provisions comprise intellectual property-related provisions which relate to litigation matters further described in Note (23), as well as facility-related onerous contract provisions and renovation and restoration obligations. The timing of the associated cash outflows is dependent on the remaining term of the underlying contract.

(19) Deferred Income

Deferred income consists mainly of prepayments made by our customers for cloud subscriptions and support; software support and services; fees from multiple-element arrangements allocated to undelivered elements; and amounts recorded in purchase accounting at fair value for obligations to perform under acquired customer contracts in connection with acquisitions.

(20) Total Equity

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

millions	Issued Capital	Treasury Shares
January 1, 2015	1,229	–33
Reissuance of treasury shares under share-based payments	0	2
December 31, 2015	1,229	–31
Reissuance of treasury shares under share-based payments	0	1
December 31, 2016	1,229	–30
Purchase of treasury shares	0	–5
Reissuance of treasury shares under share-based payments	0	0
December 31, 2017	1,229	–35

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

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2017, €100 million, representing 100 million shares, was still available for issuance (2016: €100 million).

Other Components of Equity

€ millions	Exchange Differences	Available-for- Sale Financial Assets	Cash Flow Hedges	Total
January 1, 2015	362	211	–8	564
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	1,861	125	11	1,997
December 31, 2015	2,222	336	3	2,561
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	839	–43	–11	785
December 31, 2016	3,062	292	–8	3,345
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–2,732	–135	29	–2,838
December 31, 2017	330	157	21	508

Treasury Shares

By resolution of SAP SE’s General Meeting of Shareholders held on June 4, 2013, the authorization granted by the General Meeting of Shareholders on June 8, 2010, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before June 3, 2018, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Based on this authorization, we bought back five million of our shares in the total amount of €500 million in 2017. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with shares held in treasury. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Dividends

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2017, the Executive Board intends to propose that a dividend of €1.40 per share (that is, an estimated total dividend of €1,671 million), be paid from the profits of SAP SE.

Dividends per share for 2016 and 2015 were €1.25 and €1.15 respectively and were paid in the succeeding year.

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

SAP SE’s long-term credit rating is “A2” by Moody’s with stable outlook, and “A” by Standard & Poor’s with positive outlook.

Capital Structure

		12/31/2017		12/31/2016	Δ in %
	€ millions	% of Total Equity and Liabilities	€ millions	% of Total Equity and Liabilities
Equity	25,540	60	26,397	60	–3
Current liabilities	10,210	24	9,674	22	6
Non-current liabilities	6,747	16	8,205	19	–18
Liabilities	16,958	40	17,880	40	–5
Total equity and liabilities	42,497	100	44,277	100	–4

In 2017, we repaid €1,000 million in Eurobonds and US$442.5 million in U.S. private placements at maturity. Thus, the ratio of total financial debt to total equity and liabilities decreased by three percentage points to 15% at the end of 2017 (18% as at December 31, 2016).

Total financial debt consists of current and non-current bank loans, bonds, and private placements. The changes in our financial debts are reconciled to the cash flows from liabilities arising from financing activities below. For more information about our financial debt, see Note (17).

Reconciliation of Liabilities Arising from Financing Activities

€ millions	12/31/2016	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2017
Current financial debt	–1,435	1,372	1	54	0	–1,290	–1,299
Non-current financial debt	–6,390	–8	0	144	0	1,289	–4,965
Financial debt (nominal volume)	–7,826	1,364	1	197	0	–1	–6,264
Basis adjustment	–86	0	0	–7	31	0	–62
Transaction costs	32	0	0	0	0	–7	26
Financial debt (carrying amount)	–7,880	1,364	1	191	31	–7	–6,301
Accrued interest	–45	0	0	2	0	9	–34
Assets held to hedge financial debt	47	0	0	1	–24	0	24
Total liabilities from financing activities	–7,878	1,364	1	194	7	2	–6,311

Reconciliation of Liabilities Arising from Financing Activities

€ millions	12/31/2015	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2016
Current financial debt	–567	547	–6	4	0	–1,413	–1,435
Non-current financial debt	–8,607	852	–2	–46	0	1,413	–6,390
Financial debt (nominal volume)	–9,175	1,400	–8	–42	0	0	–7,826
Basis adjustment	–64	0	0	5	–27	0	–86
Transaction costs	44	0	0	0	0	–11	32
Financial debt (carrying amount)	–9,195	1,400	–8	–37	–27	–11	–7,880
Accrued interest	–45	0	0	1	0	–1	–45
Assets held to hedge financial debt	100	–43	0	–3	–6	0	47
Total liabilities from financing activities	–9,141	1,357	–8	–40	–33	–12	–7,878

While we continuously monitor the ratios presented in and below the capital structure table above, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net liquidity.

Group Liquidity

€ millions	2017	2016	Δ
Cash and cash equivalents	4,011	3,702	309
Current investments	774	971	–196
Group liquidity	4,785	4,673	112
Current financial debt	–1,299	–1,435	136
Net liquidity 1	3,486	3,238	248
Non-current financial debt	–4,965	–6,390	1,425
Net liquidity 2	–1,479	–3,153	1,673

Distribution Policy

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling more than 40% (2016: 35%) of our profit after tax and by potentially repurchasing treasury shares in future.

In 2017, we distributed €1,499 million (€1.25 per share) in dividends for 2016 compared to €1,378 million paid in 2016 for 2015 and €1,316 million paid in 2015 for 2014. Aside from the distributed dividend, in 2017, we also returned €500 million to our shareholders by repurchasing treasury shares.

As a result of our equity-settled share-based payments transactions (as described in Note (27)), we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or to fulfill these obligations through an agent who administers the equity-settled programs and therefor purchases shares on the open market.

(22) Other Financial Commitments

Other Financial Commitments

€ millions	2017	2016
Operating leases	1,459	1,578
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	207	227
Other purchase obligations	934	650
Purchase obligations	1,141	877
Investments in venture capital funds	182	167
Total	2,782	2,623

Our operating leases relate primarily to the lease of office space, hardware, and vehicles, with remaining non-cancelable lease terms between less than one year and 31 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options. The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities and to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, cloud services and other third-party agreements. Historically, the majority of such purchase obligations have been realized.

SAP invests and holds interests in other entities that manage investments in venture capital funds. On December 31, 2017, total commitments to make such investments amounted to €342 million (2016: €308 million), of which €161 million had been drawn (2016: €141 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus unavoidable future capital contributions.

Maturities of Other Financial Commitments

€ millions			December 31, 2017
	Operating Leases	Purchase Obligations	Investments in Venture Capital Funds
Due 2018	322	662	182
Due 2019 to 2022	778	386	0
Due thereafter	358	93	0
Total	1,459	1,141	182

Our rental and operating lease expenses were €532 million, €458 million, and €386 million for the years 2017, 2016, and 2015, respectively.

(23) Litigation, Claims, and Legal Contingencies

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and claims that relate to customers being dissatisfied with the products and services that we have delivered to them. We will continue to vigorously defend against all claims and lawsuits against us. We currently believe that resolving the claims and lawsuits pending as at December 31, 2017, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows. The provisions recorded for these claims and lawsuits as at December 31, 2017, are neither individually nor in the aggregate material to SAP.

However, the outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of these matters may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or the claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to settle the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

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

The carrying amount of the provisions recognized for intellectual property-related litigation and claims and the change in the carrying amount in the reporting period are disclosed in Note (18b). The expected timing of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable, as it depends generally on the duration of the legal proceedings and settlement negotiations required to resolve them. Uncertainties about the amounts result primarily from the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as at December 31, 2017 and 2016. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts and not material to our consolidated financial statements.

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

In 2008, Wellogix, Inc. asserted trade secret misappropriation claims against SAP in U.S. federal court. Those claims were dismissed based on improper venue. In April 2010, SAP instituted legal proceedings (a declaratory judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC. The lawsuit sought a declaratory judgment that six patents owned by Wellogix were invalid or not infringed by SAP. The legal proceedings were stayed pending the outcome of six reexaminations filed by SAP with the United States Patent and Trademark Office (USPTO). All six reexaminations were decided in SAP’s favor, the decisions were upheld on appeal, and the case has been dismissed. Wellogix re-asserted trade secret misappropriation claims against SAP. The court granted SAP’s motion to dismiss based on improper venue for litigating the trade secret claims in the U.S. and Wellogix appealed that decision. The appeal was decided in SAP’s favor and the claim was dismissed. In February 2015, SAP filed a declaratory judgment action in Frankfurt/Main, Germany, asking the German court to rule that SAP did not misappropriate any Wellogix trade secrets. That court likewise ruled in SAP’s favor and Wellogix has appealed that decision. The appeal is expected to conclude in 2018.

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

The carrying amount of the provisions recorded for customer-related litigation and claims and the development of the carrying amount in the reporting period are disclosed in Note (18b). The expected timing or amounts of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable, as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions. For more information, see Note (3c).

Contingent liabilities exist from customer-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims outlined above.

Tax-Related Litigation and Claims

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we, like many other companies operating in Brazil, are involved in various proceedings with Brazilian tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €102 million (2016: €106 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For information about income tax-related litigation, see Note (10).

Legal Contingencies

SAP received communications alleging conduct that may violate anti-bribery laws (including the U.S. Foreign Corrupt Practices Act (FCPA)). The Legal Compliance and Integrity Office of SAP is conducting investigations with the assistance of an external law firm and voluntarily advised local authorities as well as the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ). The investigations and dialogue with the local authorities and the U.S. SEC and U.S.

DOJ are ongoing. SAP is cooperating with both the external law firm engaged for the investigation and the authorities.

The alleged conduct may result in monetary penalties or other sanctions under the FCPA and/or other anti-bribery laws. In addition, SAP’s ability to conduct business in certain jurisdictions could be negatively impacted. Given the early stage of the comprehensive and exhaustive investigations and the corresponding remediation activities, and considering the complexity of individual factors and the large number of open questions, it is impossible at this point in time to assess the risks.

We are implementing enhancements to our anti-corruption compliance program, including guidance and policy changes as well as additional internal controls related to compliance with international anti-bribery laws, and additional compliance staff. We continue to be fully committed to FCPA and other anti-bribery law compliance.

Furthermore, we are investigating allegations regarding conduct that certain independent SAP partners violated SAP contractual terms and sold SAP products and services in embargoed countries. These SAP partners presumably did not adhere to SAP’s strict procedures for indirect business activities. To the extent any company independent from SAP chooses not to follow SAP’s licensing procedures, SAP is ultimately limited in its ability to stop their activities. SAP devotes considerable resources to prevent and mitigate such activities should they occur. We are also investigating allegations regarding direct sales between SAP and certain customers, who may have engaged in unauthorized activities in embargoed countries. The investigations are being conducted by SAP’s Legal Compliance and Integrity Office with the assistance of an external law firm.

In this context, SAP voluntarily self-disclosed potential export controls and economic sanctions violations to the U.S. Department of Justice and the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) in September 2017. At the same time, SAP provided notification to the U.S. Securities and Exchange Commission (U.S. SEC) and responded to an SEC comment letter on export restriction matters in October 2017. SAP has also provided disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) based on the same alleged facts. Finally, pursuant to Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, SAP has filed the required Iran Notice with the SEC.

As a reaction to preliminary findings, SAP has taken remedial actions to terminate access to SAP products and services for certain end users and block additional business activities with these end users through SAP or SAP partners. We are implementing enhancements to our export control compliance program, including adding further capacity to the Export Control Compliance team with a particular focus on high-risk countries.

Given the early stage of the comprehensive and exhaustive investigations and the corresponding remediation activities, and considering the complexity of individual factors and the large number of open questions, it is impossible at this point in time to assess the risks.

For the reasons outlined above, it is impossible at this point in time to determine whether the potential anti-bribery law violations and the potential export restriction violations represent present obligations of SAP and, if so, to reliably estimate the amount of these obligations. As a consequence, no provisions have been recognized for these potential violations in our consolidated financial statements 2017. It is also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations.

(24) Financial Risk Factors

We are exposed to various financial risks, such as market risks (including foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

Market Risk

a) Foreign Currency Exchange Rate Risk

As we are active worldwide, our ordinary operations are subject to risks associated with fluctuations in foreign currencies. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, we occasionally generate foreign currency-

denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (25).

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

b) Interest Rate Risk

We are exposed to economic interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars.

€ millions		2017		2016
	Cash Flow Risk	Fair Value Risk	Cash Flow Risk	Fair Value Risk
Investing activities	3,800	985	3,308	1,364
Financing activities	1,815	4,486	2,313	5,567

c) Equity Price Risk

We are exposed to equity price risk with regard to our investments in equity securities (2017: €827 million; 2016: €952 million) and our share-based payments (for the exposure from these plans, see Note (27)).

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

Liquidity Risk

The table below is an analysis of the remaining contractual maturities of all our financial liabilities held as at December 31, 2017. Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31, 2017. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

For more information about the cash flows for unrecognized but contractually agreed financial commitments, see Note (22).

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying Amount					Contractual Cash Flows
	12/31/2017	2018	2019	2020	2021	2022	Thereafter
Trade payables	–952	–952	0	0	0	0	0
Financial liabilities	–6,508	–1,554	–834	–957	–58	–429	–3,102
Total of non-derivative financial liabilities	–7,460	–2,506	–834	–957	–58	–429	–3,102

€ millions	Carrying Amount					Contractual Cash Flows
	12/31/2016	2017	2018	2019	2020	2021	Thereafter
Trade payables	–1,016	–1,016	0	0	0	0	0
Financial liabilities	–8,099	–1,739	–1,371	–835	–995	–62	–3,639
Total of non-derivative financial liabilities	–9,115	–2,755	–1,371	–835	–995	–62	–3,639

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying Amount	Contractual Cash Flows		Carrying Amount	Contractual Cash Flows
	12/31/2017	2018	Thereafter	12/31/2016	2017	Thereafter
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	–84			–170
Cash outflows		–3,909	–309		–3,160	–43
Cash inflows		3,857	292		3,025	0
Currency derivatives designated as hedging instruments	–1			–24
Cash outflows		–75	0		–475	0
Cash inflows		74	0		442	0
Interest rate derivatives designated as hedging instruments	–1			0
Cash outflows		–8	–15		0	0
Cash inflows		8	14		0	0
Total of derivative financial liabilities	–86	–53	–18	–194	–168	–43
Derivative financial assets
Currency derivatives not designated as hedging instruments	41			35
Cash outflows		–2,799	0		–1,902	0
Cash inflows		2,831	0		1,938	0
Currency derivatives designated as hedging instruments	29			12
Cash outflows		–634	0		–241	0
Cash inflows		654	0		252	0
Interest rate derivatives designated as hedging instruments	24			47
Cash outflows		–12	–43		–38	–83
Cash inflows		25	56		62	112
Total of derivative financial assets	93	65	13	95	71	29
Total of derivative financial liabilities and assets	8	12	–5	–99	–97	–14

(25) Financial Risk Management

We manage market risks (that is, foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk on a Group-wide basis through our global treasury department. Our risk management and hedging strategy is set by our treasury guideline and other internal guidelines, and is subject to continuous internal risk analysis. Derivative financial instruments are only purchased to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

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

We calculate our sensitivity on an upward/downward shift of +/–10% of the foreign currency exchange rate between euro and all major currencies (2016 and 2015: upward/downward shift of +/–25% of the foreign currency exchange rate between euro and Brazilian real; +/–10% of the foreign currency exchange rate between euro and all other major currencies). If on December 31, 2017, 2016, and 2015, the foreign currency exchange rates had been higher/lower as described above, this would not have had a material effect on other non-operating expense, net and other comprehensive income.

Our foreign currency exposure (and our average/high/low exposure) as at December 31 was as follows:

Foreign Currency Exposure

€ billions	2017	2016
Year-end exposure toward all our major currencies	0.9	0.9
Average exposure	0.9	0.9
Highest exposure	1.0	1.0
Lowest exposure	0.9	0.8

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

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

The majority of our investments are based on variable rates and/or short maturities (2017: 79%; 2016: 71%) while most of our financing transactions are based on fixed rates and long maturities (2017: 71%; 2016: 71%). To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to convert certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions. The desired fixed-floating mix of our net debt is set by the Treasury Committee. Including interest rate swaps, 49% (2016: 42%) of our total interest-bearing financial liabilities outstanding as at December 31, 2017, had a fixed interest rate.

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

Interest Rate Exposure

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

–         Changes in interest rates only affect the accounting for non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed-rate financial liabilities as we account for them at amortized cost. Investments in fixed-rate financial assets classified as available-for-sale were not material at each year end reported. Thus, we do not consider any fixed-rate instruments in the equity-related sensitivity calculation.

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

Due to the different interest rate expectations for the U.S. dollar and the euro area, we base our sensitivity analyses on a yield curve upward shift of +100/+25 basis points (bps) for the U.S. dollar/euro area (2016 and 2015: +100/+50 bps for the U.S. dollar/euro area) and a yield curve downward shift of –25 bps for both the U.S. dollar/euro area (2016: –50 bps; 2015: –50 bps).

If, on December 31, 2017, 2016, and 2015, interest rates had been higher/lower as described above, this would not have had a material effect on financial income, net for our variable interest rate investments and would have had the following effects on financial income, net.

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2017	2016	2015
Derivatives held within a designated fair value hedge relationship
Interest rates +100 bps in U.S. dollar area/+25 bps in euro area (2016 and 2015: +100/+50 bps for U.S. dollar/euro area)	–26	–46	–105
Interest rates –25 bps in U.S. dollar/euro area (2016 and 2015: –50 bps for U.S. dollar/euro area)	9	29	62
Variable-rate financing
Interest rates +25 bps in euro area (2016 and 2015: +50 bps in euro area)	–5	–21	–39
Interest rates –25 bps in euro area (2016 and 2015: –50 bps in euro area)	0	0	19

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

€ billions				2017				2016
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	0.04	0.12	0.31	0.03	0.20	0.08	0.20	0.03
Cash flow interest rate risk
From investments (including cash)	3.80	3.78	4.10	3.52	3.31	3.59	4.38	3.03
From financing	1.81	1.94	2.31	1.80	2.31	2.94	3.31	2.31
From interest rate swaps	1.35	1.75	2.22	1.35	2.22	2.59	2.69	2.22

Equity Price Risk Management

Our listed equity investments are monitored based on the current market value that is affected by the fluctuations in the volatile stock markets worldwide. Unlisted equity investments are monitored based on detailed financial information provided by the investees. The fair value of our listed equity investments depends on the equity prices, while the fair value of the unlisted equity investments is influenced by various unobservable input factors. An assumed 10% increase (decrease) in equity prices and respective unobservable inputs as at December 31, 2017, would have increased (decreased) the value of our marketable equity investments and other comprehensive income by €56 million (€56 million) (2016: increased by €84 million (decreased by €81 million)).

We are exposed to equity price risk with regard to our share-based payments. In order to reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans through the purchase of derivative instruments, but do not establish a designated hedge relationship. In our sensitivity analysis, we include the underlying share-based payments and the hedging instruments. Thus, we base the calculation on our net exposure to equity prices, as we believe that taking only the derivative instrument into account would not properly reflect our equity price risk exposure. An assumed 20% increase (decrease) in equity prices as at December 31, 2017, would have increased (decreased) our share-based payment expenses by €306 million (€291 million) (2016: increased by €281 million (decreased by €252 million); 2015: increased by €200 million (decreased by €198 million)).

Credit Risk Management

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat”. We only make investments in issuers with a lower rating in exceptional cases. Such investments were not material in 2017 and 2016. The weighted average rating of our financial assets is in the range A– to BBB+. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

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

In order to retain high financial flexibility, on November 20, 2017, SAP SE entered into a €2.5 billion syndicated credit facility agreement with an initial term of five years plus two one-year extension options replacing its previous credit facility of €2.0 billion from 2013. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 17.0 basis points. We are also required to pay a commitment fee of 5.95 basis points per annum on the unused available credit. We have not drawn on the facility.

Additionally, as at December 31, 2017, and 2016, we had available lines of credit totaling €510 million and €499 million, respectively. There were immaterial borrowings outstanding under these lines of credit in all years presented.

(26) Fair Value Disclosures on Financial Instruments

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

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category					December 31, 2017
		Carrying Amount	Measurement Categories				Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents1)	L&R	4,011	4,011
Trade and other receivables		6,017
Trade receivables1)	L&R	5,810	5,810
Other receivables2)	-	207
Other financial assets		2,145
Available-for-sale financial assets
Debt investments	AFS	39		39	39			39
Equity investments	AFS	827		827	87	8	732	827
Investments in associates2)	-	32
Loans and other financial receivables
Financial instruments related to employee benefit plans2)	-	155
Other loans and other financial receivables	L&R	899	899			899		899
Derivative assets
Designated as hedging instrument
FX forward contracts	-	29		29		29		29
Interest rate swaps	-	24		24		24		24
Not designated as hedging instrument
FX forward contracts	HFT	41		41		41		41
Call options for share-based payments	HFT	90		90		90		90
Call option on equity shares	HFT	11		11			11	11

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category					December 31, 2017
		Carrying Amount	Measurement Categories				Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Liabilities
Trade and other payables		–1,270
Trade payables1)	AC	–952	–952
Other payables2)	-	–318
Financial liabilities		–6,595
Non-derivative financial liabilities
Loans	AC	–24	–24			–24		–24
Bonds	AC	–5,147	–5,147		–5,335			–5,335
Private placements	AC	–1,130	–1,130			–1,136		–1,136
Other non-derivative financial liabilities	AC	–208	–208			–208		–208
Derivatives
Designated as hedging instrument
FX forward contracts	-	–1		–1		–1		–1
Interest rate swaps	-	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–84		–84		–84		–84
Total financial instruments, net		4,308	3,259	974	–5,209	–364	742	–4,830

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category					December 31, 2016
		Carrying Amount	Measurement Categories				Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents1)	L&R	3,702	3,702
Trade and other receivables		6,050
Trade receivables1)	L&R	5,825	5,825
Other receivables2)	-	225
Other financial assets		2,482
Available-for-sale financial assets
Debt investments	AFS	195		195	195			195
Equity investments	AFS	953		953	153	94	706	953
Investments in associates2)	-	38
Loans and other financial receivables
Financial instruments related to employee benefit plans2)	-	144

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category					December 31, 2016
		Carrying Amount	Measurement Categories				Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Other loans and other financial receivables	L&R	956	956			956		956
Derivative assets
Designated as hedging instrument
FX forward contracts	-	12		12		12		12
Interest rate swaps	-	47		47		47		47
Not designated as hedging instrument
FX forward contracts	HFT	35		35		35		35
Call options for share-based payments	HFT	84		84		84		84
Call option on equity shares	HFT	17		17			17	17
Liabilities
Trade and other payables		–1,408
Trade payables1)	AC	–1,016	–1,016
Other payables2)	-	–392
Financial liabilities		–8,294
Non-derivative financial liabilities
Loans	AC	–16	–16			–16		–16
Bonds	AC	–6,147	–6,147		–6,374			–6,374
Private placements	AC	–1,717	–1,717			–1,744		–1,744
Other non-derivative financial liabilities	AC	–219	–219			–219		–219
Derivatives
Designated as hedging instrument
FX forward contracts	-	–24		–24		–24		–24
Interest rate swaps	-	0		0		0		0
Not designated as hedging instrument
FX forward contracts	HFT	–170		–170		–170		–170
Total financial instruments, net		2,533	1,369	1,149	–6,026	–944	723	–6,248

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

Fair Values of Financial Instruments Classified According to IAS 39

€ millions	Category			December 31, 2017
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	HFT	141		141
Available-for-sale	AFS	865		865
Loans and receivables	L&R	10,719	10,719
Financial liabilities
At fair value through profit or loss	HFT	–84		–84
At amortized cost	AC	–7,460	–7,460

€ millions	Category			December 31, 2016
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	HFT	136		136
Available-for-sale	AFS	1,148		1,148
Loans and receivables	L&R	10,484	10,484
Financial liabilities
At fair value through profit or loss	HFT	–170		–170
At amortized cost	AC	–9,115	–9,115

Determination of Fair Values

It is our policy that transfers between the different levels of the fair value hierarchy are deemed to have occurred at the beginning of the period of the event or change in circumstances that caused the transfer. A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Debt investments	Level 1	Quoted prices in an active market	NA	NA
Listed equity investments	Level 1	Quoted prices in an active market	NA	NA
	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Unlisted equity investments	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 3.4 to 7.8) Revenues of investees Discounts for lack of marketability (10% to 20%)	The estimated fair value would increase (decrease) if: The revenue multiples were higher (lower) The investees’ revenues were higher (lower) The liquidity discounts were lower (higher).

Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors such as actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.

			NA	NA
		Last financing round valuations	NA	NA
		Liquidation preferences	NA	NA
		Net asset value/Fair market value as reported by the respective funds	NA	NA
Call options for share-based payment plans	Level 2	Monte Carlo model. Calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the share price, and the volatility of our share.	NA	NA
Call option on equity shares	Level 3	Market approach. Company valuation using EBITDA multiples based on actual results derived from the investee.	EBITDA multiples used EBITDA of the investee	The estimated fair value would increase (decrease) if: The EBITDA multiples were higher (lower) The investees’ EBITDA were higher (lower)

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets/ Financial liabilities

FX forward contracts	Level 2

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

			NA	NA

Financial Instruments Not Measured at Fair Value

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique
Financial liabilities
Fixed-rate bonds (financial liabilities)	Level 1	Quoted prices in an active market
Fixed-rate private placements/ loans (financial liabilities)	Level 2	Discounted cash flows. Future cash outflows for fixed interest and principal are discounted over the term of the respective contracts using the market interest rates as of the reporting date.

For other non-derivative financial assets/liabilities and variable rate financial debt, it is assumed that their carrying value reasonably approximates their fair values.

Transfers Between Levels 1 and 2

Transfers of available-for-sale equity investments from Level 2 to Level 1 which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary were €360 million in 2017 (2016: €17 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity investments and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2017	2016
	Unlisted Equity Investments and Call Options on Equity Shares	Unlisted Equity Investments and Call Options on Equity Shares
January 1	722	568
Transfers
Into Level 3	0	18
Out of Level 3	–100	–18
Purchases	257	156
Sales	–102	–168
Gains/losses
Included in financial income, net in profit and loss	26	96
Included in available-for-sale financial assets in other comprehensive income	28	48
Included in exchange differences in other comprehensive income	–89	22
December 31	742	722
Change in unrealized gains/losses in profit and loss for equity investments held at the end of the reporting period	0	0

Transfers out of Level 3 are due to initial public offerings of the respective investee. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity investments held as available-for-sale as of the reporting date.

(27) Share-Based Payments

SAP has granted awards under various cash-settled and equity-settled share-based payment plans to employees and executives. Most of these plans are described in detail below. SAP has other share-based payment plans not described below, which are individually and in aggregate, immaterial to our Consolidated Financial Statements.

a) Cash-Settled Share-Based Payments

Long-Term Incentive 2016 Plan (LTI 2016 Plan)

The purpose of the LTI 2016 Plan is to reward the annual achievement of the operating profit (non-IFRS, at constant currency), to ensure long-term retention of our Executive Board members, and to reward them for a long-term SAP share price performance as compared to its main peer group (Peer Group).

The virtual share program came into effect on January 1, 2016. A LTI tranche is granted annually and has a term of four years (2016–2017 tranches). Each grant starts with determining a grant amount in euros. The grant amount is based on the Executive Board members’ contractual target amount and the operating profit target achievement for the previous year. The Supervisory Board sets the grant amount at a level between 80% and 120% of the contractual target amount, taking into account the operating profit target achievement. This grant amount is converted into virtual shares, referred to as share units, by dividing the grant amount by the grant price. The grant price is the arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results.

All share units granted in this way, comprising 60% Performance Share Units (PSUs) and 40% Retention Share Units (RSUs), have a vesting period of approximately four years. At the end of the vesting period, the corresponding share units are non-forfeitable. The payout price used for the settlement is the arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results subsequent to the end of the vesting period. The payout price is capped at 300% of the grant price. The LTI tranche is cash-settled and paid in euros after the Annual General Shareholders’ Meeting of the corresponding year.

The number of PSUs ultimately paid out changes depending on the performance of the SAP share – absolute and relative to the Peer Group Index. In contrast, the final number of RSUs is fixed. SAP’s absolute share price performance is measured by comparing the grant price against the payout price. If the SAP share price performance equals the Peer Group Index performance over the same period, the performance factor is set at 100%. If the SAP share price performs better than the Peer Group Index (measured as difference between SAP share price performance and Peer Group Index performance), the performance factor is increased by the percentage point of the outperformance of the SAP share price. The percentage point is doubled if, additionally, the payout price is higher than the grant price. The performance factor is capped at 150%. If the Peer Group Index performs better than the SAP share price, the performance factor is decreased by the percentage point of the outperformance of the Peer Group Index. All PSUs lapse if the performance factor is below 50%.

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, both the RSUs and PSUs are forfeited in whole or in part, depending on the circumstances of the relevant resignation from office or termination of the service contract.

Long-Term Incentive 2015 Plan (LTI 2015 Plan)

Under the LTI 2015 Plan, we granted to members of our former Global Managing Board virtual shares, referred to as share units, between 2012 and 2015 (2012–2015 tranches).

At the end of the year in which the share units are granted, the share units vest. The share units are subject to a three-year holding period before payout. The payout depends on the number of vested share units and the SAP share price, which is set directly after the publication of SAP’s fourth-quarter results for the last financial year of the respective three-year holding period.

SAP Stock Option Plan 2010 (SOP 2010)

Under the SOP 2010, we granted members of the Senior Leadership Team, Global Executives, and employees with an exceptional rating as well as high potentials between 2010 and 2015, and only in 2010 and 2011 members of the Executive Board, virtual stock options.

The grant base value was based on the average closing price of the SAP share over the five trading days prior to the Executive Board resolution date.

The options granted under the SOP 2010 give the employees the right to receive a certain amount of cash by exercising the options. After a three-year vesting period (four years for members of the Executive Board), the plan provides for 11 predetermined exercise dates every calendar year (one date per month except for April) until the rights lapse six years after the grant date (seven years for members of the Executive Board). Employees can exercise their options only if they are employed by SAP; if they leave the Company, the options forfeit. Executive Board members’ options are non-forfeitable once granted – if the service agreement ends in the grant year, the number of options is reduced pro rata temporis. Any options not exercised up to the end of their term expire.

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

Restricted Stock Unit Plan Including Move SAP Plan (RSU Plan)

To retain and motivate executives and certain employees, we granted virtual shares representing a contingent right to receive a cash payment determined by the SAP share price (or SAP SE American Depositary Receipts on the New York Stock Exchange) and the number of share units that ultimately vest.

Granted share units will vest in different tranches, either:

–         Over a one-to-three-year service period only, or

–         Over a one-to-three-year service period and upon achieving certain key performance indicators (KPIs).

The number of performance-based share units (PSUs) that will vest under the 2017 tranche was contingent upon achievement of the operating profit (non-IFRS, at constant currency) KPI target in 2017. Depending on performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 78.2% (2016: 85.1%) in 2017. All share units are paid out in cash upon vesting.

The valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2017 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan (2016–2017 Tranches)	LTI 2015 Plan (2013–2015 Tranches)	SOP 2010 (2011–2015 Tranches)	RSU Plan (2014–2017 Tranches)
Weighted average fair value as at 12/31/2017	84.16	92.40	26.45	92.08
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Other1)	Monte Carlo	Other1)
Share price	93.45	93.45	93.45	93.45
Risk-free interest rate, depending on maturity (in %)	–0.63 to –0.48	–0.81	–0.62 to –0.41	–0.70 to –0.32
Expected volatility (in %)	17.5 to 19.6	NA	21.1 to 34.5	NA
Expected dividend yield (in %)	1.38	1.38	1.38	1.38
Weighted average remaining life of awards outstanding as at 12/31/2017 (in years)	2.9	0.8	1.6	1.1

1) For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Fair Value and Parameters Used at Year End 2016 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan. (2016 Tranche)	LTI 2015 Plan (2012–2015 Tranches)	SOP 2010 (2010–2015 Tranches)	RSU Plan (2013–2016 Tranches)
Weighted average fair value as at 12/31/2016	74.54	81.10	20.94	81.34
Information how fair value was measured at measurement date
Option pricing model used	Binomial	Other1)	Monte Carlo	Other1)
Share price	82.81	82.81	82.81	82.77
Risk-free interest rate, depending on maturity (in %)	–0.76	–0.80 to –0.84	–0.51 to –0.83	–0.36 to –0.84
Expected volatility (in %)	21.2	NA	22.3 to 51.0	NA
Expected dividend yield (in %)	1.45	1.45	1.46	1.45
Weighted average remaining life of options outstanding as at 12/31/2016 (in years)	3.0	1.4	2.4	1.2

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

For LTI 2016 Plan valuation, the Peer Group Index price on December 31, 2017, was US$247.24 (2016: US$179.57); the expected dividend yield of the index of 1.16% (2016: 1.24%), the expected volatility of the index of 16% to 17% (2016: 18%), and the expected correlation of the SAP share price and the index price of 41% to 48% (2016: 39%) are based on historical data for the SAP share price and index price.

Expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. The SAP dividend yield is based on expected future dividends.

Changes in Numbers of Outstanding Awards Under Our Cash-Settled Plans

Thousands, unless otherwise stated	LTI 2016 Plan (2016–2017 Tranches)	LTI 2015 Plan (2012–2015 Tranches)	SOP 2010 (2010–2015 Tranches)	RSU Plan (2013–2017 Tranches)
12/31/2015	0	977	29,127	5,577
Granted	389	0	0	9,104
Adjustment based upon KPI target achievement	NA	0	NA	–66
Exercised	0	–294	–4,693	–2,659
Forfeited	–12	0	–1,059	–1,055
12/31/2016	377	684	23,375	10,901
Granted	295	0	0	7,835
Adjustment based upon KPI target achievement	NA	0	NA	–124
Exercised	0	–152	–7,769	–4,388
Forfeited	–41	0	–1,134	–704
12/31/2017	631	531	14,472	13,520

Outstanding awards exercisable as at
12/31/2016	0	0	5,472	0
12/31/2017	0	0	4,948	0

Total carrying amount (in € millions) of liabilities as at
12/31/2016	7	58	385	436
12/31/2017	22	51	354	708

Total intrinsic value of vested awards (in € millions) as at
12/31/2016	2	58	154	0
12/31/2017	5	49	172	0

Weighted average share price (in €) for share options exercised in
2016	NA	72.55	78.74	74.74
2017	NA	84.94	91.13	90.91

Total expense (in € millions) recognized in
2015	0	28	187	193
2016	7	7	183	458
2017	14	9	221	712

b) Equity-Settled Share-Based Payments

Own SAP Plan (Own)

Under the Own SAP Plan (Own) implemented in 2016, SAP offers its employees the opportunity to purchase, monthly, SAP shares without any holding period. Each eligible employee’s investment is limited to a percentage of the employee’s monthly base salary. SAP matches the employee investment by 40% and adds a subsidy of €20 per month for non-executives. For the participation in 2016, employees received a double matching contribution as well as a double subsidy. This plan is not open to members of the Executive Board.

The number of shares purchased under this plan was 5.0 million in 2017 (2016: 1.4 million).

Share Matching Plan (SMP)

Under the SMP, SAP offered its employees the opportunity to purchase SAP shares at a discount of 40% between 2010 and 2015. The number of SAP shares an eligible employee could purchase through the SMP was limited to a percentage of the employee’s annual base salary. After a three-year holding period, the plan participants receive, from SAP, one free matching share for every three SAP shares acquired.

The terms for members of the Senior Leadership Team and Global Executives were different than those for other employees. Both groups did not receive a discount when purchasing the shares. However, after a three-year holding period, they receive two free matching shares for every three SAP shares acquired. This plan was not open to members of the Executive Board.

The weighted average remaining life of free matching shares outstanding is 0.4 years as at December 31, 2017. The following table shows the parameters and assumptions used at grant date to determine the fair value of free matching shares, as well as the quantity of shares purchased and free matching shares:

Fair Value and Parameters at Grant Date for SMP

€, unless otherwise stated	2015
Grant date	6/5/2015
Fair value of granted awards	62.98
Information how fair value was measured at grant date
Option pricing model used	Other1)
Share price	66.31
Risk-free interest rate (in %)	–0.08
Expected dividend yield (in %)	1.67
Weighted average remaining life of awards outstanding at year end (in years)	1.5
Number of investment shares purchased (in thousands)	1,492

1) For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as of the valuation date.

Changes in Numbers of Outstanding Awards for Equity-Settled Plans

Thousands	SMP
12/31/2015	1,600
Exercised	–444
Forfeited	–105
12/31/2016	1,051
Exercised	–520
Forfeited	–19
12/31/2017	512

Recognized Expense for Equity-Settled Plans

€ millions	2017	2016	2015
Own	140	77	0
SMP	15	24	80

(28) Segment and Geographic Information

General Information

SAP has two operating segments that are regularly reviewed by the Executive Board, which is responsible for assessing the performance of the Company and for making resource allocation decisions as the Chief Operating Decision Maker (CODM). One is the Applications, Technology & Services segment and the other is the SAP Business Network segment. The segments are largely organized and managed separately according to their product and service offerings.

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

On May 1, 2017, we changed the responsibilities within our Executive Board which also resulted in minor changes in our segment structure. In particular, the non-reportable segment comprising SAP’s healthcare strategy as well as the non-reportable segment combining our SAP Anywhere, SAP Business One, and SAP Business ByDesign solutions are no longer operating segments, and their activities were included in the Applications, Technology & Services segment. We have retrospectively restated the revenue and results for the Applications, Technology & Services segment to reflect this change.

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
		2017	2016		2017	2016		2017	2016
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,604	1,627	1,191	1,840	1,870	1,595	3,443	3,497	2,786
Cloud subscriptions and support – IaaS2)	328	334	209	0	0	0	328	334	209
Cloud subscriptions and support	1,932	1,961	1,400	1,840	1,870	1,595	3,772	3,831	2,995
Software licenses	4,872	4,983	4,864	–1	–1	0	4,871	4,982	4,864
Software support	10,890	10,987	10,545	18	18	28	10,908	11,005	10,572
Software licenses and support	15,762	15,970	15,409	17	18	27	15,780	15,987	15,436
Cloud and software	17,694	17,931	16,809	1,857	1,887	1,622	19,551	19,818	18,431
Services	3,447	3,472	3,321	404	413	303	3,851	3,885	3,624
Total segment revenue	21,141	21,403	20,130	2,261	2,300	1,925	23,402	23,703	22,055
Cost of cloud subscriptions and support – SaaS/PaaS1)	–684	–694	–457	–428	–435	–384	–1,112	–1,128	–840
Cost of cloud subscriptions and support – IaaS2)	–309	–312	–221	0	0	0	–309	–312	–221
Cost of cloud subscriptions and support	–993	–1,006	–678	–428	–435	–384	–1,421	–1,440	–1,062
Cost of software licenses and support	–2,007	–2,018	–1,964	–5	–5	–1	–2,012	–2,022	–1,965

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
		2017	2016		2017	2016		2017	2016
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cost of cloud and software	–3,000	–3,023	–2,642	–433	–439	–385	–3,433	–3,463	–3,026
Cost of services	–2,703	–2,722	–2,669	–293	–297	–246	–2,996	–3,019	–2,915
Total cost of revenue	–5,703	–5,745	–5,311	–725	–737	–631	–6,429	–6,481	–5,942
Segment gross profit	15,438	15,659	14,819	1,536	1,563	1,295	16,974	17,222	16,114
Other segment expenses	–7,336	–7,418	–6,768	–1,151	–1,169	–954	–8,486	–8,586	–7,722
Segment profit	8,102	8,241	8,051	385	394	341	8,488	8,636	8,392

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Revenue and Results of Segments

€ millions	Applications, Technology & Services			SAP Business Network			Total Reportable Segments
		2016	2015		2016	2015		2016	2015
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,191	1,204	872	1,595	1,589	1,337	2,786	2,794	2,208
Cloud subscriptions and support – IaaS2)	209	213	91	0	0	0	209	213	91
Cloud subscriptions and support	1,400	1,417	963	1,595	1,589	1,337	2,995	3,007	2,299
Software licenses	4,864	4,895	4,837	0	0	–1	4,864	4,894	4,836
Software support	10,545	10,627	10,062	28	28	31	10,572	10,654	10,093
Software licenses and support	15,409	15,521	14,899	27	27	30	15,436	15,549	14,930
Cloud and software	16,809	16,939	15,862	1,622	1,617	1,367	18,431	18,555	17,229
Services	3,321	3,360	3,272	303	304	249	3,624	3,663	3,521
Total segment revenue	20,130	20,298	19,134	1,925	1,920	1,616	22,055	22,219	20,750
Cost of cloud subscriptions and support – SaaS/PaaS1)	–457	–458	–263	–384	–385	–336	–840	–843	–599
Cost of cloud subscriptions and support – IaaS2)	–221	–222	–189	0	0	0	–221	–222	–189
Cost of cloud subscriptions and support	–678	–680	–452	–384	–385	–336	–1,062	–1,065	–788
Cost of software licenses and support	–1,964	–1,978	–1,992	–1	–1	–1	–1,965	–1,979	–1,993
Cost of cloud and software	–2,642	–2,658	–2,444	–385	–386	–337	–3,026	–3,044	–2,781
Cost of services	–2,669	–2,718	–2,542	–246	–249	–183	–2,915	–2,967	–2,725
Total cost of revenue	–5,311	–5,376	–4,985	–631	–635	–520	–5,942	–6,012	–5,506
Segment gross profit	14,819	14,922	14,148	1,295	1,285	1,095	16,114	16,207	15,244
Other segment expenses	–6,768	–6,868	–6,407	–954	–964	–779	–7,722	–7,833	–7,185
Segment profit	8,051	8,054	7,742	341	321	317	8,392	8,374	8,059

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board. Goodwill by segment is disclosed in Note (15).

Measurement and Presentation

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs, excluding a profit margin.

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

The expenses measures exclude:

–  Acquisition-related charges

▪          Amortization expense and impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

▪          Settlements of pre-existing relationships in connection with a business combination

▪          Acquisition-related third-party expenses

–  Share-based payment expenses

–  Restructuring expenses

Certain activities are exclusively managed on corporate level, including finance, accounting, legal, human resources, and marketing. They are disclosed in the reconciliation under other revenue and other expenses, respectively.

Reconciliation of Revenue and Segment Results

€ millions		2017		2016	2015
	Actual Currency	Constant Currency	Actual Currency	Constant Currency	Actual Currency
Total segment revenue for reportable segments	23,402	23,703	22,055	22,219	20,750
Other revenue	62	62	12	12	55
Adjustment for currency impact	0	–301	0	–164	0
Adjustment of revenue under fair value accounting	–3	–3	–5	–5	–11
Total revenue	23,461	23,461	22,062	22,062	20,793

Total segment profit for reportable segments	8,488	8,636	8,392	8,374	8,059
Other revenue	62	62	12	12	55
Other expenses	–1,780	–1,777	–1,771	–1,781	–1,766
Adjustment for currency impact	0	–151	0	28	0
Adjustment for
Revenue under fair value accounting	–3	–3	–5	–5	–11
Acquisition-related charges	–587	–587	–680	–680	–738
Share-based payment expenses	–1,120	–1,120	–785	–785	–724
Restructuring	–182	–182	–28	–28	–621
Operating profit	4,877	4,877	5,135	5,135	4,252
Other non-operating income/expense, net	–36	–36	–234	–234	–256
Financial income, net	185	185	–38	–38	–5
Profit before tax	5,026	5,026	4,863	4,863	3,991

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers. The regions in the following table are broken down into the regions EMEA (Europe, Middle

East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Revenue by Region

€ millions	Cloud Subscriptions and Support Revenue			Cloud and Software Revenue
	2017	2016	2015	2017	2016	2015
EMEA	1,029	703	507	8,759	8,193	7,622
Americas	2,321	2,000	1,579	7,666	7,366	6,929
APJ	419	290	200	3,124	2,865	2,663
SAP Group	3,769	2,993	2,286	19,549	18,424	17,214

Total Revenue by Region

€ millions	2017	2016	2015
Germany	3,352	3,034	2,771
Rest of EMEA	7,063	6,721	6,409
EMEA	10,415	9,755	9,181
United States	7,436	7,167	6,750
Rest of Americas	1,911	1,763	1,678
Americas	9,347	8,931	8,428
Japan	885	825	667
Rest of APJ	2,814	2,552	2,517
APJ	3,699	3,377	3,185
SAP Group	23,461	22,062	20,793

Non-Current Assets by Region

€ millions	2017	2016
Germany	3,739	2,655
Rest of EMEA	4,338	5,281
EMEA	8,077	7,936
United States	19,303	21,910
Rest of Americas	201	165
Americas	19,504	22,075
APJ	723	685
SAP Group	28,304	30,695

The table above shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

For information about the breakdown of our number of employees by region, see Note (7).

(29) Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2017

Bill McDermott

Chief Executive Officer

Strategy, Governance, Digital Government, Business Development, Corporate Development, Global Corporate Affairs, Corporate Audit and Global Marketing

Board of Directors, ANSYS, Inc., Canonsburg, PA, United States

Board of Directors, Under Armour, Inc., Baltimore, MD, United States

Board of Directors, Dell Secure Works, Atlanta, GA, United States

Robert Enslin

Cloud Business Group

Concur, Ariba, Fieldglass (Sales, Development, Delivery),

Customer Engagement and Commerce (CEC) and SuccessFactors (Development and Delivery),
Industry Go-to-Market

Board of Directors, Discovery Limited, Johannesburg, South Africa (from May 1, 2017)
Board of Directors, Docker, Inc., San Francisco, CA, United States (from July 17, 2017)

Adaire Fox-Martin (from May 1, 2017)

Global Customer Operations (EMEA, MEE, and Greater China)
Global Sales, Regional Field Organizations, Line of Business Solutions Sales

Christian Klein (from January 1, 2018)

Chief Operating Officer
Global Business Operations
Digital Transformation, Business Process Simplification,
IT Services, Portfolio & Pricing

Michael Kleinemeier

Digital Business Services

Global Consulting Delivery, Global and Regional Support and Premium Engagement, Maintenance Go-to-Market, Global User Groups, Mobile Services

Supervisory Board, innogy SE, Essen, Germany

Bernd Leukert

Products & Innovation

Global Development and Delivery of SAP Technology and Products, Strategic Innovation Initiatives, Design and User Experience

Supervisory Board, DFKI (Deutsches Forschungszentrum für Künstliche Intelligenz GmbH), Kaiserslautern, Germany

Supervisory Board, Bertelsmann SE & Co. KGaA, Guetersloh, Germany (from January 27, 2017)

Supervisory Board TomTom N.V., Amsterdam, the Netherlands (from September 1, 2017)

Jennifer Morgan (from May 1, 2017)

Global Customer Operations (Americas and APJ)
Global Sales, Regional Field Organizations, Line of Business Solutions Sales

Board of Directors, Bank of New York Mellon, New York, NY, United States

Luka Mucic

Chief Financial Officer

Global Finance and Administration including Investor Relations and Data Protection & Privacy

Stefan Ries

Chief Human Resources Officer, Labor Relations Director

HR Strategy, Business Transformation, Leadership Development, Talent Development

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Executive Board Members Who Left During 2017

Steve Singh (until April 30, 2017)

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2017

Prof. Dr. h.c. mult. Hasso Plattner 2), 4), 6), 7), 8)

Chairman

Margret Klein-Magar 1), 2), 4),

Deputy Chairperson

Vice President, Head of SAP Alumni Relations

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Pekka Ala-Pietilä 4), 5), 6), 7)

Chairman of the Board of Directors, Huhtamäki Oyj,
Espoo, Finland

Board of Directors, Pöyry Plc, Vantaa, Finland (until March 9, 2017)

Chairman of the Board of Directors, CVON Group Limited, London, United Kingdom (until December 19, 2017)

Board of Directors, CVON Limited, London, United Kingdom (until December 19, 2017)

Chairman of the Board of Directors, CVON Innovation Services Oy, Turku, Finland (until December 19, 2017)

Board of Directors, CVON Future Limited, London, United Kingdom (until December 19, 2017)

Chairman of the Board of Directors, BMA Platform International Ltd., London, United Kingdom (until April 18, 2017)

Chairman of the Board of Directors, Sanoma Corporation, Helsinki, Finland

Chairman of the Board of Directors, Netcompany A/S, Copenhagen, Denmark (from October 31, 2017)

Panagiotis Bissiritsas 1), 3), 4), 5)

Support Expert
Member of Works Council SAP SE

Martin Duffek 1), 3), 4), 8)

Product Manager

Aicha Evans (from July 1, 2017) 2), 4)

Senior Vice President and Chief Strategy Officer, Intel Corporation, Santa Clara, CA, United States

Prof. Anja Feldmann 4), 8)

Professor at the Electrical Engineering and Computer Science Faculty at the Technische Universität Berlin (until December 31, 2017)

Director of Max-Planck-Institut für Informatik, Saarbrücken, Germany (from January 1, 2018)

Prof. Dr. Wilhelm Haarmann 2), 5), 7), 8)

Attorney-at-Law, Certified Public Auditor, Certified Tax Advisor

Linklaters LLP, Rechtsanwälte, Notare, Steuerberater, Frankfurt am Main, Germany

Andreas Hahn 1), 2), 4)

Product Expert, IoT Standards,

Member of Works Council SAP SE

Prof. Dr. Gesche Joost 4), 8)

Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin

Supervisory Board, ClearVAT Aktiengesellschaft, Berlin, Germany (until December 1, 2017)

Supervisory Board, Ottobock SE & Co. KG (in course of incorporation), Duderstadt, Germany (from October 24, 2017)

Supervisory Board, ING-DiBa AG, Frankfurt, Germany (from December 1, 2017)

Lars Lamadé 1), 2), 7), 8)

Head of Sponsorships Europe and Asia

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

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

Board of Directors, Qubit Digital Ltd., London, United Kingdom

Board of Directors, Stanford University, Stanford,
CA, United States

Board of Directors, Opbeat Inc., San Francisco,
CA, United States (until May 22, 2017)

Board of Directors, Aircall.io, New York City, NY, United States

Board of Directors, Virtuo Technologies, Paris, France (from July 26, 2017)

Christine Regitz 1), 4), 8)

Vice President User Experience

Chief Product Expert

Dr. Erhard Schipporeit 3), 5), 7)

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

Supervisory Board, Hannover Rückversicherung SE, Hanover, Germany

Supervisory Board, Fuchs Petrolub SE, Mannheim, Germany

Supervisory Board, BDO AG, Hamburg, Germany

Supervisory Board, RWE AG, Essen, Germany

Chairman of the Supervisory Board, innogy SE, Essen, Germany (from January 1, 2018)

Robert Schuschnig-Fowler 1), 5), 8)

Account Manager, Senior Support Consultant
Deputy Chairman of SAP SE Works Council Europe
Member of Works Council SAP SE

Dr. Sebastian Sick 1), 2), 5), 7)

Head of Company Law Unit, Hans Böckler Foundation

Supervisory Board, Georgsmarienhütte GmbH, Georgsmarienhütte, Germany (until June 13, 2017)

Pierre Thiollet 1), 4)

Webmaster (P&I)

Member of the SAP France Works Council

Secretary of CHSCT (Hygiene, Security and Work Conditions Committee)

Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer 3)

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany

Deputy Chairman of the Supervisory Board, HEITEC AG, Erlangen, Germany

Deputy Chairman of the Supervisory Board, LEONI AG, Nuremberg, Germany (until May 11, 2017)

Chairman of the Supervisory Board, Festo AG & Co. KG, Esslingen, Germany

Supervisory Board Members Who Left During 2017

Jim Hagemann Snabe (until June 30, 2017)

Information as at December 31, 2017

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

5) Member of the Company’s Finance and Investment Committee

6) Member of the Company’s Nomination Committee

7) Member of the Company’s Special Committee

8) Member of the Company’s People and Organization Committee

Allocating the fair value of the share-based payments to the respective years they are economically linked to, the total compensation of the Executive Board members for the years 2017, 2016, and 2015 was as follows:

Executive Board Compensation

€ thousands	2017	2016	2015
Short-term employee benefits	16,634	19,206	15,137
Share-based payment1)	25,723	23,942	10,365
Subtotal1)	42,357	43,148	25,502
Post-employment benefits	1,312	2,398	1,278
Thereof defined-benefit	423	1,792	288
Thereof defined-contribution	889	606	990
Total1)	43,669	45,546	26,780
1) Portion of total executive compensation allocated to the respective year

The share-based payment amounts disclosed above for 2017 and 2016 are based on the grant date fair value of the restricted share units (RSUs) and performance share units (PSUs), respectively, issued to Executive Board members during the year under the LTI 2016 Plan, effective January 1, 2016.

The Executive Board members already received, in 2012, the LTI grants for the years 2012 to 2015 subject to continuous service as member of the Executive Board in the respective years. Although these grants are compensation for the Executive Board members in the respective years, section 314 of the German Commercial Code (HGB) required them to be included in the total compensation number for the year of grant. Upon his appointment to the Executive Board in 2015, Michael Kleinemeier received a grant related to 2015. Vesting of the LTI grants is dependent on the respective Executive Board member’s continuous service for the Company.

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

Share-Based Payment for Executive Board Members

	2017	2016	2015
Number of RSUs granted	117,929	147,041	192,345
Number of PSUs granted	176,886	220,561	NA
Total expense in € thousands	19,068	14,233	22,310

In the table above, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share Based Payments) in the respective period.

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 60 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2017	2016	2015
DBO December 31	3,191	10,739	8,948
Annual pension entitlement	148	470	427

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2017	2016	2015
Total compensation	3,663	3,652	3,728
Thereof fixed compensation	3,135	3,135	3,250
Thereof committee remuneration	528	517	479

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2017	2016	2015
Payments	1,997	1,667	1,580
DBO December 31	39,993	33,935	32,758

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2017, 2016, or 2015.

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

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented in these consolidated financial statements.

In total, we sold products and services to companies controlled by members of the Supervisory Board in the amount of €2 million (2016: €1 million), we bought products and services from such companies in the amount of €5 million (2016: €3 million), and we provided sponsoring and other financial support to such companies in the amount of €4 million (2016: €4 million). Outstanding balances at year end from transactions with such companies were €0 million (2016: €0 million) for amounts owed to such companies and €0 million (2016: €0 million) for amounts owed by such companies. All of these balances are unsecured and interest-free and settlement is expected to occur in cash. Commitments (the longest of which is for six years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €21 million as at December 31, 2017 (2016: €28 million).

In total, we sold services to members of the Executive Board and the Supervisory Board in the amount of €0 million (2016: €0 million), and we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1 million (2016: €1 million). Amounts owed to Supervisory Board members from these transactions were €0 million as at December 31, 2017 (2016: €0 million). All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (29).

(31) Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 10, 2017, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2017. KPMG AG Wirtschaftsprüfungsgesellschaft has been the company’s principal auditor since the fiscal year 2002. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2017 and the previous years:

Fees for Audit and Other Professional Services

€ millions			2017			2016			2015
	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	3	7	10	3	6	9	3	6	9
Audit-related fees	0	0	0	0	1	1	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	3	7	10	3	7	10	3	6	9

Audit fees are the aggregate fees charged by KPMG for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(32) Events After the Reporting Period

On January 30, 2018, SAP announced that SAP America, Inc. has entered into an agreement to acquire Callidus Software Inc. The per share purchase price of $36.00 represents a 21% premium over the 30-day volume weighted average price per share and a 28% premium over Callidus Software Inc.’s 90-day volume weighted average price per share. The per share price represents an enterprise value of approximately $2.4 billion. SAP safeguards funding of the transaction with existing cash balances and an acquisition term loan and intends to refinance substantial portions of the purchase price with capital market transactions. The transaction is expected to close in the second quarter of 2018, subject to approval from Callidus Software Inc. stockholders, clearances by the relevant regulatory authorities, and other customary closing conditions.

Callidus Software Inc. is a leader in cloud-based sales, marketing, learning, and customer experience solutions. Callidus Software Inc. offers a complete suite of solutions that identify the right leads, ensure proper territory and quota distribution, enable sales forces, automate configure price quote, and streamline sales compensation. Callidus Software Inc. is a synergistic addition to SAP’s portfolio and significantly strengthens SAP’s position in the customer relationship management (CRM) space.

Other than that, no events have occurred since December 31, 2017, that have a material impact on the Company’s Consolidated Financial Statements.

(33) Subsidiaries and Other Equity Investments

Subsidiaries

Name and Location of Company	Ownership	Total Revenue in 20171)	Profit/Loss (-) After Tax for 20171)	Total Equity as at 12/31/20171)	Number of Employees as at 12/31/20172)	Foot- note
	%	€ thousands	€ thousands	€ thousands
Major Subsidiaries
Ariba, Inc., Palo Alto, CA, United States	100.0	1,128,586	163,516	3,580,181	1,763
Concur Technologies, Inc., Bellevue, WA, United States	100.0	1,455,188	130,063	7,069,785	3,339
LLC SAP CIS, Moscow, Russia	100.0	468,361	8,711	51,613	826
SAP (Schweiz) AG, Biel, Switzerland	100.0	818,999	–338,934	67,311	721
SAP (UK) Limited, Feltham, United Kingdom	100.0	1,068,795	7,523	–65,176	1,678	10)
SAP America, Inc., Newtown Square, PA, United States	100.0	5,248,201	–344,644	13,008,339	7,801
SAP Asia Pte Ltd, Singapore, Singapore	100.0	441,506	–28,550	–26,721	1,151
SAP Australia Pty Ltd, Sydney, Australia	100.0	707,027	–82,950	68,050	1,257
SAP Brasil Ltda, São Paulo, Brazil	100.0	572,099	–66,298	–62,107	1,762
SAP Canada, Inc., Toronto, Canada	100.0	808,782	44,223	467,224	2,884
SAP China Co., Ltd., Shanghai, China	100.0	892,266	–83,320	–117,810	5,185
SAP Deutschland SE & Co. KG, Walldorf, Germany	100.0	3,950,051	621,834	1,442,856	4,513	7), 9)
SAP France, Levallois-Perret, France	100.0	1,120,814	170,321	1,579,837	1,531
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	89,454	1,748	17,104	845
SAP India Private Limited, Bangalore, India	100.0	577,685	61,846	279,095	1,876
SAP Industries, Inc., Newtown Square, PA, United States	100.0	633,506	39,032	542,364	328
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100.0	547,575	27,499	387,063	672
SAP Japan Co., Ltd., Tokyo, Japan	100.0	900,807	74,045	99,896	1,182
SAP Labs India Private Limited, Bangalore, India	100.0	432,654	46,791	99,112	7,451
SAP Labs, LLC, Palo Alto, CA, United States	100.0	673,690	44,162	344,895	2,108
SAP México S.A. de C.V., Mexico City, Mexico	100.0	382,974	17,577	6,627	777	12)
SAP Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	573,162	39,684	92,475	594	11)
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	152,885	10,766	49,312	1,460
SuccessFactors, Inc., South San Francisco, CA, United States	100.0	958,049	269,541	3,247,742	1,017

Name and Location of Company	Owner- ship	Foot- note
	%
Other Subsidiaries 3)
“SAP Kazakhstan” LLP, Almaty, Kazakhstan	100.0
110405, Inc., Newtown Square, PA, United States	100.0
Abakus Europe Limited, London, United Kingdom	100.0	4)
Abakus Ukraine Limited Liability Company, Kiev, Ukraine	100.0	4)
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100.0
Ariba Czech s.r.o., Prague, Czech Republic	100.0
Ariba India Private Limited, Gurgaon, India	100.0
Ariba International Holdings, Inc., Wilmington, DE, United States	100.0
Ariba International Singapore Pte Ltd, Singapore, Singapore	100.0
Ariba International, Inc., Wilmington, DE, United States	100.0
Ariba Slovak Republic s.r.o., Košice, Slovakia	100.0
Ariba Software Technology Services (Shanghai) Co., Ltd., Shanghai, China	100.0
Ariba Technologies India Private Limited, Bangalore, India	100.0
Ariba Technologies Netherlands B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
Beijing Zhang Zhong Hu Dong Information Technology Co., Ltd., Beijing, China	0	5)
b-process, Paris, France	100.0
Business Objects Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
Business Objects Option LLC, Wilmington, DE, United States	100.0
Business Objects Software Limited, Dublin, Ireland	100.0
Christie Partners Holding C.V., ‘s-Hertogenbosch, the Netherlands	100.0
ClearTrip Inc. (Mauritius), Ebene, Mauritius	57.9
ClearTrip Inc., George Town, Cayman Islands	57.9
Cleartrip MEA FZ LLC, Dubai, United Arab Emirates	57.9
ClearTrip Private Limited, Mumbai, India	57.9
CNQR Operations Mexico S. de. R.L. de. C.V., San Pedro Garza Garcia, Mexico	100.0
Concur (Austria) GmbH, Vienna, Austria	100.0
Concur (Canada), Inc., Toronto, Canada	100.0
Concur (France) SAS, Paris, France	100.0
Concur (Germany) GmbH, Frankfurt am Main, Germany	100.0	8), 9)
Concur (Japan) Ltd., Bunkyo-ku, Japan	74.4
Concur (New Zealand) Limited, Wellington, New Zealand	100.0
Concur (Philippines) Inc., Makati City, Philippines	100.0
Concur (Switzerland) GmbH, Zurich, Switzerland	100.0
Concur Czech (s.r.o.), Prague, Czech Republic	100.0
Concur Holdings (France) SAS, Paris, France	100.0
Concur Holdings (Netherlands) B.V., Amsterdam, the Netherlands	100.0	11)

Name and Location of Company	Owner- ship	Foot- note
	%
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100.0
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100.0
Concur Technologies (India) Private Limited, Bangalore, India	100.0
Concur Technologies (Singapore) Pte Ltd, Singapore, Singapore	100.0	12)
Concur Technologies (UK) Limited, London, United Kingdom	100.0	10)
ConTgo Consulting Limited, London, United Kingdom	100.0	10)
ConTgo Limited, London, United Kingdom	100.0	10)
ConTgo Pty. Ltd., Sydney, Australia	100.0
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0
Crystal Decisions UK Limited, London, United Kingdom	100.0
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa	100.0
Extended Systems, Inc., San Ramon, CA, United States	100.0
Fedem Technology AS, Trondheim, Norway	100.0
Fieldglass Europe Limited, London, United Kingdom	100.0	10)
Financial Fusion, Inc., San Ramon, CA, United States	100.0
FreeMarkets Ltda., São Paulo, Brazil	100.0
Gigya Australia Pty Ltd, Syndey, Australia	100.0	4)
Gigya Ltd., Tel Aviv, Israel	100.0	4)
Gigya UK Ltd, London, United Kingdom	100.0	4), 10)
Gigya, Inc., Mountain View, CA, United States	100.0	4)
GlobalExpense Limited, London, United Kingdom	100.0	10)
Hipmunk, Inc., San Francisco, CA, United States	100.0
hybris (US) Corp., Wilmington, DE, United States	100.0
hybris GmbH, Munich, Germany	100.0	8), 9)
Inxight Federal Systems Group, Inc., Wilmington, DE, United States	100.0
LLC “SAP Labs”, Moscow, Russia	100.0
LLC “SAP Ukraine”, Kiev, Ukraine	100.0
Merlin Systems Oy, Espoo, Finland	100.0
Multiposting Sp.z o.o., Warsaw, Poland	100.0
Nihon Ariba K.K., Tokyo, Japan	100.0
OutlookSoft Deutschland GmbH, Walldorf, Germany	100.0
Plat.One Inc., Palo Alto, CA, United States	100.0
Plat.One Lab Srl, Bogliasco, Italy	100.0
Plateau Systems LLC, South San Francisco, CA, United States	100.0
PT SAP Indonesia, Jakarta, Indonesia	99.0
PT Sybase 365 Indonesia, Jakarta, Indonesia	100.0
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100.0
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0

Name and Location of Company	Owner- ship	Foot- note
	%
Quadrem Colombia SAS, Bogotá, Colombia	100.0
Quadrem International Ltd., Hamilton, Bermuda	100.0
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	11)
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0
Quadrem Peru S.A.C., Lima, Peru	100.0
Ruan Lian Technologies (Beijing) Co., Ltd., Beijing, China	100.0
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0
SAP Andina y del Caribe, C.A., Caracas, Venezuela	100.0	12)
SAP Argentina S.A., Buenos Aires, Argentina	100.0	12)
SAP Asia (Vietnam) Co., Ltd., Ho Chi Minh City, Vietnam	100.0
SAP AZ LLC, Baku, Azerbaijan	100.0
SAP Belgium NV/SA, Brussels, Belgium	100.0
SAP Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Business Compliance Services GmbH, Siegen, Germany	100.0
SAP Business Services Center Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
SAP Chile Limitada, Santiago, Chile	100.0	12)
SAP China Holding Co., Ltd., Beijing, China	100.0
SAP Colombia S.A.S., Bogotá, Colombia	100.0	12)
SAP Commercial Services Ltd., Valletta, Malta	100.0
SAP Costa Rica, S.A., San José, Costa Rica	100.0	12)
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0
SAP Cyprus Limited, Nicosia, Cyprus	100.0
SAP d.o.o., Zagreb, Croatia	100.0
SAP Danmark A/S, Copenhagen, Denmark	100.0
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP East Africa Limited, Nairobi, Kenya	100.0	12)
SAP Egypt LLC, Cairo, Egypt	100.0
SAP EMEA Inside Sales S.L., Barcelona, Spain	100.0
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0
SAP Estonia OÜ, Tallinn, Estonia	100.0
SAP Financial, Inc., Toronto, Canada	100.0
SAP Finland Oy, Espoo, Finland	100.0
SAP Foreign Holdings GmbH, Walldorf, Germany	100.0
SAP France Holding, Levallois-Perret, France	100.0
SAP Global Marketing, Inc., New York, NY, United States	100.0
SAP Hellas S.A., Athens, Greece	100.0
SAP Holdings (UK) Limited, Feltham, United Kingdom	100.0	10)
SAP Hong Kong Co., Ltd., Hong Kong, China	100.0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100.0	8), 9)

Name and Location of Company	Owner- ship	Foot- note
	%
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0
SAP International Panama, S.A., Panama City, Panama	100.0
SAP International, Inc., Miami, FL, United States	100.0
SAP Investments, Inc., Wilmington, DE, United States	100.0
SAP Ireland Limited, Dublin, Ireland	100.0
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100.0
SAP Israel Ltd., Ra’anana, Israel	100.0	12)
SAP Korea Ltd., Seoul, South Korea	100.0
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Labs Finland Oy, Espoo, Finland	100.0
SAP Labs France SAS, Mougins, France	100.0
SAP Labs Israel Ltd., Ra’anana, Israel	100.0
SAP Labs Korea, Inc., Seoul, South Korea	100.0
SAP Latvia SIA, Riga, Latvia	100.0
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0
SAP Malta Investments Ltd., Valletta, Malta	100.0
SAP MENA FZ L.L.C., Dubai, United Arab Emirates	100.0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49.0	5), 12)
SAP National Security Services, Inc., Newtown Square, PA, United States	100.0
SAP Nederland Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
SAP New Zealand Limited, Auckland, New Zealand	100.0
SAP Norge AS, Lysaker, Norway	100.0
SAP North West Africa Ltd, Casablanca, Morocco	100.0
SAP Österreich GmbH, Vienna, Austria	100.0
SAP Perú S.A.C., Lima, Peru	100.0	12)
SAP Philippines, Inc., Makati City, Philippines	100.0
SAP Polska Sp. z o.o., Warsaw, Poland	100.0
SAP Portals Europe GmbH, Walldorf, Germany	100.0
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Portals Israel Ltd., Ra’anana, Israel	100.0
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Public Services Hungary Kft., Budapest, Hungary	100.0
SAP Public Services, Inc., Washington, DC, United States	100.0
SAP Puerto Rico GmbH, Walldorf, Germany	100.0	8), 9); 12)
SAP Retail Solutions Beteiligungsgesellschaft GmbH, Walldorf, Germany	100.0
SAP Romania SRL, Bucharest, Romania	100.0
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0

Name and Location of Company	Owner- ship	Foot- note
	%
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP Services s.r.o., Prague, Czech Republic	100.0
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0
SAP Software and Services LLC, Doha, Qatar	49.0	5)
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	12)
SAP System Application and Products Myanmar Ltd., Yangon, Myanmar	100.0	4)
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100.0
SAP Taiwan Co., Ltd., Taipei, Taiwan	100.0
SAP Technologies Inc., Palo Alto, CA, United States	100.0
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100.0
SAP UAB, Vilnius, Lithuania	100.0
SAP Ventures Investment GmbH, Walldorf, Germany	100.0	8), 9)
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP West Balkans d.o.o., Belgrade, Serbia	100.0
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP.io Fund, L.P., San Francisco, CA, United States	0	4); 6)
Sapphire SAP HANA Fund of Funds, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund I, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund II, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund III, L.P., Palo Alto, CA, United States	0	4); 6)
SAPV (Mauritius), Ebene, Mauritius	0	6)
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0
SuccessFactors Asia Pacific Limited, Hong Kong, China	100.0
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0
Sybase 365, LLC, San Ramon, CA, United States	100.0
Sybase Angola, LDA, Luanda, Angola	100.0
Sybase Iberia S.L., Madrid, Spain	100.0
Sybase India Ltd., Mumbai, India	100.0
Sybase International Holdings Corporation, LLC, San Ramon, CA, United States	100.0
Sybase Philippines, Inc., Makati City, Philippines	100.0

Name and Location of Company	Owner- ship	Foot- note
	%
Sybase Software (India) Private Ltd., Mumbai, India	100.0
Sybase, Inc., San Ramon, CA, United States	100.0
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	70.0	12)
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100.0	12)
TomorrowNow, Inc., Bryan, TX, United States	100.0
TRX Europe Limited, London, United Kingdom	100.0	10)
TRX Luxembourg, S.a.r.l., Luxembourg City, Luxembourg	100.0
TRX Technologies India Private Limited, Raman Nagar, India	100.0
TRX UK Limited, London, United Kingdom	100.0	10)
TRX, Inc., Bellevue, WA, United States	100.0
Volume Integration, Inc., VA, United States	100.0

1) These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2) As at December 31, 2017, including managing directors, in FTE.

3) Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

4) Consolidated for the first time in 2017.

5) Agreements with the other shareholders provide that SAP SE fully controls the entity.

6) SAP SE does not hold any ownership interests in six structured entities, SAPV (Mauritius), Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P., Sapphire Ventures Fund II, L.P., Sapphire Ventures Fund III, L.P., and SAP.io Fund, L.P. However, based on the terms of limited partnership agreements under which these entities were established, SAP SE is exposed to the majority of the returns related to their operations and has the current ability to direct these entities’ activities that affect these returns, in accordance with IFRS 10 (Consolidated Financial Statements). Accordingly, the results of operations are included in SAP’s consolidated financial statements.

7) Entity whose personally liable partner is SAP SE.

8) Entity with (profit and) loss transfer agreement.

9) Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit, and the requirement of public disclosure.

10) Pursuant to sections 479A to 479C of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2017.

11) Pursuant to article 2:403 of the Dutch Civil Code, the entity is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare the financial statements, the requirement of independent audit, and the requirement of public disclosure, on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2017.

12) Entity with support letter issued by SAP SE.

Other Equity Investments

Name and Location of Company	Owner- ship
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28.30
Convercent, Inc., Denver, CO, United States	40.93
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00
StayNTouch Inc., Bethesda, MD, United States	44.72
Visage Mobile, Inc., Milwaukee, WI, United States	26.62
Yapta, Inc., Seattle, WA, United States	47.01

Name and Location of Company
Equity Investments with Ownership of at Least 5%
83North IV, L.P., Hertzalia, Israel
Alchemist Accelerator Fund I LLC, San Francisco, CA, United States
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners L.P., Menlo Park, CA, United States
AP Opportunity Fund, LLC, Menlo Park, CA, United States
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
Catchpoint Systems, Inc., New York, NY, United States
Char Software, Inc., Boston, MA, United States
Cloudhealth Technologies, Inc., Boston, MA, United States
Costanoa Venture Capital II L.P., Palo Alto, CA, United States
Costanoa Venture Capital III L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Culture Amp, Inc., San Francisco, CA, United States
Data Collective II L.P., San Francisco, CA, United States
Data Collective III L.P., San Francisco, CA, United States
Data Collective IV, L.P., San Francisco, CA, United States
Dharma Platform, Inc., Washington, DC, United States
EIT ICT Labs Germany GmbH, Berlin, Germany
FeedZai S.A., Lisbon, Portugal
Felix Ventures II, L.P., London, United Kingdom
Follow Analytics, Inc., San Francisco, CA, United States
GK Software AG, Schöneck, Germany
Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands
IDG Ventures USA III, L.P., San Francisco, CA, United States
IEX Group, Inc., New York, NY, United States
Inkling Systems, Inc., San Francisco, CA, United States
InnovationLab GmbH, Heidelberg, Germany

Name and Location of Company
innoWerft Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
Integral Ad Science, Inc., New York, NY, United States
JFrog, Ltd., Netanya, Israel
Jibe, Inc., New York, NY, United States
Kaltura, Inc., New York, NY, United States
Landlog Limited, Tokyo, Japan
LeanData, Inc., Sunnyvale, CA, United States
Local Globe VII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VIII, L.P., St. Peter Port, Guernsey, Channel Islands
Looker Data Sciences, Inc., Santa Cruz, CA, United States
Mosaic Ventures I, L.P., London, United Kingdom
MVP Strategic Partnership Fund GmbH & Co. KG, Munich, Germany
Narrative Science, Inc., Chicago, IL, United States
Nor1, Inc., Santa Clara, CA, United States
Notation Capital II, L.P., Brooklyn, NY, United States
Notation Capital, L.P., Brooklyn, NY, United States
On Deck Capital, Inc., New York, NY, United States
OpenX Software Limited, Pasadena, CA, United States
OpsRamp, Inc., San Jose, CA, United States
Pheonix Labs Canada, ULC, Burnaby, BC, Canada
Point Nine Annex GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund III GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund IV GmbH & Co. KG, Berlin, Germany
Portworx Inc., Los Altos, CA, United States
Post for Systems, Cairo, Egypt
PubNub, Inc., San Francisco, CA, United States
Realize Corporation, Tokyo, Japan
Reltio, Inc., Redwood Shores, CA, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
Rome2rio Pty. Ltd., Richmond, Australia
Smart City Planning, Inc., Tokyo, Japan
Socrata, Inc., Seattle, WA, United States
SportsTech Fund, L.P., Palo Alto, CA, United States
SportsTech Parallel Fund, L.P., Palo Alto, CA, United States
Spring Mobile Solutions, Inc., Salt Lake City, UT, United States
Storm Ventures V, L.P., Menlo Park, CA, United States
SumoLogic, Inc., Redwood City, CA, United States
SV Angel IV, L.P., San Francisco, CA, United States
T3C Inc., Mountain View, CA, United States
The Currency Cloud Group Limited, London, United Kingdom
The SaaStr Fund I, L.P., Palo Alto, CA, United States
The SAVO Group Ltd., Chicago, IL, United States
TidalScale, Inc., Campbell, CA, United States
Upfront V, L.P., Santa Monica, CA, United States
Wandera, Inc., San Francisco, CA, United States