Form 20-F
period 2018-12-31
SAP SE
filed 2019-02-28
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑                           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2018)**

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

**           Including 34,854,354 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2018, which was US$1.1456 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. On February 8, 2019, the Noon Buying Rate for converting euro to dollars was US$1.1326 per €1.00.

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

SAP, ABAP, Adaptive Server, Advantage Database Server, Afaria,  Business ByDesign, BusinessObjects, ByDesign,, Crystal Reports, ExpenseIt, PartnerEdge, PowerBuilder, PowerDesigner, Quadrem, R/3, Replication Server, SAP Ariba, SAP BusinessObjects Explorer, SAP Business Workflow, SAP C/4HANA, SAP Concur, SAP EarlyWatch, SAP Fieldglass, SAP Fiori, SAP HANA, SAP Jam, SAP Leonardo, SAP Lumira, SAP NetWeaver, SAP S/4HANA, SAP SuccessFactors, SAP Vora, SAPPHIRE, SAPPHIRE NOW, SQL Anywhere, The Best Run SAP, TravelTrax, TripIt, TripLink, TwoGo, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

Throughout this report, whenever a reference is made to our website, such reference does not incorporate by reference into this report the information contained on our website.

We intend to make this report and other periodic reports publicly available on our web site (www.sap.com) without charge immediately following our filing with the U.S. Securities and Exchange Commission (SEC). Such reports are also available on the website maintained by the SEC (www.sec.gov). We assume no obligation to update or revise any part of this report, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

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

–        Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to adequately meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

–        Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent employee behavior could seriously harm our business, financial position, profit, and reputation.

–        A cybersecurity attack or breach, or undetected security vulnerabilities in our products, infrastructure, or services, or economic espionage could result in significant legal and financial exposure and have a material adverse effect on our customers, our partners, our financial position, our operations, our reputation, and our business in general.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “predict,” “project,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements; Expected Developments section; Risk Factors section; and other forward-looking information appearing in other parts of this report. To fully consider the factors that could affect our future financial results, both this report and our Annual Report on Form 20-F should be considered, as well as all of our other filings with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

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

Measures to Manage Our Financial Performance

Measures to Manage Our Operating Financial Performance

In 2018, we used the following key measures to manage our operating financial performance:

Cloud subscriptions and support revenue (non-IFRS): This revenue driver comprises the main revenues of our fast-growing cloud business. Revenue from cloud subscriptions and support represents fees earned from providing customers with any of the following:

–         Software as a service (SaaS)

–         Platform as a service (PaaS)

–         Infrastructure as a service (IaaS)

–         Premium cloud subscription support beyond regular support

For more information regarding cloud subscriptions and support revenue and a description of these services, see the Notes to the Consolidated Financial Statements, Note (A.1).

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

Total revenue (non-IFRS): We use total revenue (non-IFRS) to measure our growth at both actual currencies and constant currencies. The total of cloud subscriptions and support revenue and software support revenue divided by total revenue is the share of more predictable revenue. This measure provides additional insight into our sustained business success.

New cloud bookings: For our cloud activities, we also look at new cloud bookings (both in actual currencies and constant currencies). This measure reflects the committed order entry from new customers and from incremental purchases by existing customers for offerings that generate cloud subscriptions and support revenue. For new cloud bookings we take into consideration committed deals only, meaning utilization-based payments are not included in this measure. In this way, it is an indicator of cloud-related sales success in a given period and of secured future cloud subscriptions and support revenue. We focus primarily on the average contract value variant of the new cloud bookings measure that generally takes into account annualized amounts for contracts. There are no comparable IFRS measures for these bookings metrics.

Cloud backlog: In addition to new cloud bookings, we use the measure “cloud backlog” to evaluate our sales success in the cloud business. We define cloud backlog as a measure that represents expected future cloud subscriptions and support revenue that, as of period end, is contracted but not yet billed.

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

Measures to Manage Our Non-Operating Financial Performance

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

Days Sales Outstanding (DSO): We manage working capital by controlling the DSO of trade receivables. DSO measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

Measures to Manage Overall Financial Performance

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

Measures to Manage Our Non-Financial Performance

In 2018, we used the following key measures to manage our non-financial performance in the areas of customer loyalty, employee engagement, and leadership trust:

Customer Net Promoter Score (Customer NPS): This score measures the willingness of our customers to recommend or promote SAP to others. It is derived from ongoing customer surveys that identifies, on a scale of 0–10, whether a customer is likely to recommend SAP to friends or colleagues, is neutral, or is unwilling to recommend. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0 to 6. The method ignores “passives,” that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the Customer NPS methodology.

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

SAP’s long-term strategic plans are the point of reference for our short-term and midterm planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level. In a first step, the resulting financial plan is broken down into (i) our deployment models “On Premise,” “Software as a Service/Platform as a Service,” “Infrastructure as a Service,” and “Business Networks”; and (ii) functions such as development, sales, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the areas of functional responsibility of the individual members of the

Executive Board (the board areas). If a board area represents not only a functional department but also has a responsibility for operating segments within this board area (for example, SAP Business Network segment and Customer Experience segment), the allocation is done at the lower segment level. Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets and to reflect endogenous and exogenous factors. Such budget adjustments, as well as the assessment of the Executive Board’s performance, are handled at the board area level if the board area is part of a segment, or at the segment level if the board area comprises several segments. It is then the individual board member’s responsibility to break down the allocated budget adjustments within the segment budget boundary. Based on an integrated portfolio process running in parallel to the budgeting process, we ensure aligned investment behavior across board areas with regards to specific solutions or solution areas. In a final step, customer-facing revenue targets and cost of sales and marketing targets are broken down into sales regions.

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

–         The variable components of our Executive Board members’ and employees’ remuneration are based on revenue (non-IFRS), operating profit (non-IFRS), operating margin (non-IFRS), as well as new cloud bookings measures rather than the respective IFRS measures.

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

Operating Expense (Non-IFRS)

Operating expense numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

–         Acquisition-related charges

▪         Amortization expense/impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development)

▪         Settlements of pre-existing business relationships in connection with a business combination

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

Operating Profit (Non-IFRS), Cloud Subscriptions and Support Gross Margin (Non-IFRS), Operating Margin (Non-IFRS), Effective Tax Rate (Non-IFRS), and Earnings per Share (Non-IFRS)

Operating profit, cloud subscriptions and support gross margin, operating margin, effective tax rate, and earnings per share identified as operating profit (non-IFRS), cloud subscriptions and support gross margin (non-IFRS), operating margin (non-IFRS), effective tax rate (non-IFRS), and earnings per share (non-IFRS) have been adjusted from the respective IFRS measures by adjusting for the aforementioned revenue (non-IFRS) and operating expenses (non-IFRS) and the income tax effects thereon.

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

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance.

€ millions	2018	2017	∆ in %
Net cash flows from operating activities	4,303	5,045	–15

Purchase of intangible assets and property, plant, and equipment (without acquisitions)	–1,458	–1,275	14

Free cash flow	2,844	3,770	–25

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

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years 2018 and 2017

€ millions, unless otherwise stated	2018					2017
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS
Revenue measures
Cloud subscriptions and support	4,993	33	5,027	179	5,205	3,769	2	3,771
Software licenses	4,647	0	4,647	231	4,877	4,872	0	4,872
Software support	10,981	0	10,982	513	11,494	10,908	0	10,908
Software licenses and support	15,628	0	15,629	743	16,372	15,780	0	15,780
Cloud and software	20,622	33	20,655	922	21,577	19,549	3	19,552
Services	4,086	0	4,086	297	4,384	3,912	0	3,912
Total revenue	24,708	33	24,741	1,219	25,961	23,461	3	23,464

Operating expense measures
Cost of cloud subscriptions and support	–2,068	213	–1,855			–1,660	233	–1,427
Cost of software licenses and support	–2,092	130	–1,962			–2,234	190	–2,044
Cost of cloud and software	–4,160	343	–3,817			–3,893	423	–3,471
Cost of services	–3,302	151	–3,151			–3,158	166	–2,991
Total cost of revenue	–7,462	494	–6,969			–7,051	589	–6,462
Gross profit	17,246	527	17,773			16,410	592	17,001
Research and development	–3,624	219	–3,406			–3,352	281	–3,072
Sales and marketing	–6,781	589	–6,192			–6,924	700	–6,225
General and administration	–1,098	106	–992			–1,075	138	–936
Restructuring	–19	19	0			–182	182	0
Other operating income/expense, net	–20	0	–20			1	0	1
Total operating expenses	–19,005	1,426	–17,579	–902	–18,481	–18,584	1,889	–16,694

Profit numbers
Operating profit	5,703	1,459	7,163	317	7,480	4,877	1,892	6,769
Other non-operating income/expense, net	–56	0	–56			–36	0	–36
Finance income	371	0	371			476	0	476
Finance costs	–418	0	–418			–288	0	–288
Financial income, net	–47	0	–47			188	0	188
Profit before tax	5,600	1,459	7,059			5,029	1,892	6,921
Income tax expense	–1,511	–349	–1,860			–983	–592	–1,575
Profit after tax	4,088	1,111	5,199			4,046	1,300	5,346
Attributable to owners of parent	4,083	1,111	5,193			4,008	1,300	5,307
Attributable to non-controlling interests	6	0	6			38	0	38

Key ratios
Operating margin (in %)	23.1		29.0		28.8	20.8		28.9
Effective tax rate (in %)	27.0		26.3			19.5		22.8
Earnings per share, basic (in €)	3.42		4.35			3.35		4.43

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Non-IFRS Adjustments by Functional Areas

€ millions	2018					2017
	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acquisition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–4,160	264	78	0	–3,817	–3,893	307	115	0	–3,471
Cost of services	–3,302	9	142	0	–3,151	–3,158	8	158	0	–2,991
Research and development	–3,624	9	210	0	–3,406	–3,352	11	269	0	–3,072
Sales and marketing	–6,781	277	312	0	–6,192	–6,924	258	442	0	–6,225
General and administration	–1,098	18	88	0	–992	–1,075	3	135	0	–936
Restructuring	–19	0	0	19	0	–182	0	0	182	0
Other operating income/expense, net	–20	0	0	0	–20	1	0	0	0	1
Total operating expenses	–19,005	577	830	19	–17,579	–18,584	587	1,120	182	–16,694

1) Share-based payments

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2018. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros, unless otherwise stated.

SELECTED FINANCIAL DATA: IFRS
€ millions, unless otherwise stated	2018	2017	2016	2015	2014
Income Statement Data: Years ended December 31,
Cloud subscriptions and support revenue	4,993	3,769	2,993	2,286	1,087
Software licenses and support revenue	15,628	15,780	15,431	14,928	13,228
Cloud and software revenue	20,622	19,549	18,424	17,214	14,315
Total revenue	24,708	23,461	22,062	20,793	17,560
Operating profit	5,703	4,877	5,135	4,252	4,331
Profit after tax	4,088	4,046	3,629	3,056	3,280
Profit attributable to owners of parent	4,083	4,008	3,642	3,064	3,280
Earnings per share(1)
Basic in €	3.42	3.35	3.04	2.56	2.75
Diluted in €	3.42	3.35	3.04	2.56	2.74
Other Data:
Weighted-average number of shares outstanding
Basic	1,194	1,197	1,198	1,197	1,195
Diluted	1,194	1,198	1,199	1,198	1,197
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	8,627	4,011	3,702	3,411	3,328
Total assets	51,491	42,484	44,262	41,390	38,565
Current financial liabilities(2)	1,125	1,561	1,813	841	2,561
Non-current financial liabilities(2)	10,553	5,034	6,481	8,681	8,980
Issued capital	1,229	1,229	1,229	1,229	1,229
Total equity	28,877	25,515	26,382	23,295	19,534

(1) Profit attributable to owners of parent is the numerator and weighted average number of shares outstanding is the denominator in the calculation of earnings per share. See Note (C.6) to our Consolidated Financial Statements for more information on earnings per share.

(2) The balances include primarily bonds, private placements and bank loans. Current is defined as having a remaining life of one year or less; non-current is defined as having a remaining term exceeding one year. The significant increase in 2014 was due to a long-term bank loan and the issuance of a three-tranche Eurobond, both in connection with the Concur acquisition. See Note (E.3) to our Consolidated Financial Statements for more information on our financial liabilities.

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

Dividends

Dividend Distribution Policy

Dividends are jointly proposed by SAP SE’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP SE’s year-end stand-alone statutory financial statements, subject to approval by the Annual General Meeting of Shareholders. Dividends are officially declared for the prior year at SAP SE’s Annual General Meeting of Shareholders. SAP SE’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Beginning with the dividends payable for the 2017 fiscal year and in accordance with a change of the German Stock Corporation Act that aims to implement joint market standards in Europe for corporate actions processing, dividends are remitted to the custodian bank on behalf of the shareholders on the third business day following the Annual General Meeting of Shareholders.  Record holders of the ADRs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2014	1.10		1.22	(1)
2015	1.15		1.30	(1)
2016	1.25		1.37	(1)
2017	1.40		1.65	(1)
2018 (proposed)	1.50	(2)	1.70	(2), (3)

(1) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2) Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 15, 2019.

(3) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 8, 2019 of US$1.1326 per €1.00. The dividend paid may differ due to changes in the exchange rate.

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

Risk Factors

Economic, Political, Social, and Regulatory Risks

Global Economic and Political Environment: Uncertainty in the global economy, financial markets, social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions of our business operations or have a negative impact on our business, financial position, profit, and cash flows.

As a global company, we are influenced by multiple external factors that are difficult to predict and beyond our influence and control. Any of these factors could have a significant adverse effect on the overall economy as well as on our business.

The following potential events, among others, could bring risks to SAP’s business:

–         General economic, political, social, environmental, market conditions, and unrest (for example, Turkey, Venezuela, UK/ Brexit)

–         Continued deterioration in global economic conditions (impact on accurate forecast) or budgetary constraints of national governments

–         Tariff conflicts, as for example between the United States and China

–         Financial market volatility episodes, global economic crises and chronic fiscal imbalances, slowing economic conditions, or disruptions in emerging markets

–         Higher credit barriers for customers, reducing their ability to finance software purchases

–         Increased number of bankruptcies among customers, business partners, and key suppliers

–         Terrorist attacks or other acts of violence, civil unrest, natural disasters, or pandemic diseases impacting our business

Any of these events could limit our ability to reach our targets as they have a negative effect on our business operations, financial position, profit, and cash flows.

International Laws and Regulations: Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements, and to risks that could harm our business, financial position, profit, and cash flows.

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

Our business in these countries is subject to numerous risks inherent to international business operations. Among others, these risks include:

–         Possible tax constraints impeding business operations in certain countries

–         Changes in accounting standards and tax laws including, but not limited to, conflict and overlap among tax regimes measures as well as the introduction of new tax concepts that harm digitized business models

–         Discriminatory, protectionist, or conflicting fiscal policies and tax laws, such as certain protectionist measures included in the U.S. Tax Reform which was enacted at the end of 2017, and the lack of regulations at the time of the report to provide guidance on the interpretations thereon by the U.S. tax authorities, the Internal Revenue Services (IRS)

–         Workforce restrictions resulting from changing laws and regulations, from political decisions (such as Brexit, government elections), or through required works council involvements, labor union approvals, and immigration laws in different countries

–         Protectionist trade policies, import and export regulations, and trade sanctions (such as in Russia), counter or even conflicting sanctions (such as in the United States and Russia), and embargoes (such as in Iran) including, but not limited to, country-specific software certification requirements

–         Violations of country-specific sanctions (such as the UN sanction against North Korea or the United States’ sanction requirements against Iran and certain other countries)

–         Compliance with and stringent enforcement of laws, as for example the EU General Data Protection Regulation (GDPR) or China’s Cyber Security Law, and regulations (including interpretations), implications of government elections, lack of reforms, data protection and privacy rules, regulatory requirements and standards (such as the Payment Card Industry Data Security Standard (PCI DSS))

–         Expenses associated with the localization of our products and compliance with local regulatory requirements

–         Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

In 2017, an investigation was initiated and is ongoing with regards to potential sanctions violations. For more information relating to the potential sanctions violations noted above, see the Notes to the Consolidated Financial Statements, Note (G.4).

As we expand into new countries and markets and/or extend our business activities in these markets, including emerging and high-risk markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement are continuing to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations could involve significant costs or require changes in products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material. One or more of these factors could have an adverse effect on our operations globally or in one or more countries or regions, which could have an adverse effect on our business, financial position, profit, and cash flows.

Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, could have an adverse effect on our business, financial position, profit, cash flows, and reputation. Moreover, similar adverse effects could result if we are unable to adequately protect or enforce our own intellectual property.

We believe that we will continuously be subject to claims and lawsuits, including intellectual property infringement claims, as our solution portfolio grows; as we acquire companies with increased use of third-party code including open source code; as we expand into new industries with our offerings, resulting in greater overlap in the functional scope of offerings; and as non-practicing entities that do not design, manufacture, or distribute products assert intellectual property infringement claims. Moreover, protecting and defending our intellectual property is crucial to our success.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain and could lead, for example, to the following risks:

–         Claims and lawsuits might be brought against us, including claims and lawsuits involving businesses we have acquired.

–         We might be dependent in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers.

–         Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights or that we are overusing or misusing licenses to these technologies.

–         We integrate certain open source software components from third parties into our software. Open source licenses might require that the software code in those components or the software into which they are integrated be freely accessible under open source terms.

–         Despite our efforts, we might not be able to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information. In addition, proprietary rights could be challenged, invalidated, held unenforceable, or otherwise affected. Moreover, the laws and courts of certain countries might not offer effective means to enforce our legal or intellectual property rights. Finally, SAP may not be able to collect all judgments awarded to it in legal proceedings.

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

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to adequately meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers and damage to SAP’s reputation.

As a global software and service provider, SAP is required to comply with local laws wherever SAP does business. With regard to data protection requirements, in May 2016, the EU enacted a “General Data Protection Regulation” (GDPR) with the aim of further harmonizing data protection laws across the EU. Since May 25, 2018, GDPR is applicable law in all EU and EEA member states. Within limits, member states can supplement the GDPR with additional national rules. Some member states have already enacted such laws.

Furthermore, evolving regulations and new laws (such as the EU’s proposed e-Privacy Regulation) globally regarding data protection and privacy or other standards increasingly aimed at the use of personal information, such as for marketing purposes and the tracking of individuals’ online activities, may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (in particular cloud services) and make it more challenging and complex to meet customer expectations.

This could lead to increased risks for SAP, which could harm SAP’s business and limit SAP’s growth.

Non-compliance with applicable data protection and privacy laws, in particular the EU GDPR, by SAP and/or any of the subcontractors engaged by SAP within processing of personal data could lead, for example, to risks in the following areas:

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

–         Damage claims by customers

–         Harm to SAP’s reputation

–         Increased complexity in times of digitalization with regards to legal requirements in the context of cross-border data transfer

In addition, the German Federal Office for the Protection of the Constitution and security industry experts have warned of risks related to a globally growing number of cybersecurity attacks aimed at obtaining or violating company data including personal data. We anticipate cyberattack techniques to continue to evolve and increase in sophistication, which could make it difficult to anticipate and prevent attacks and intrusions, thus leading, for example, to risks in the following areas, among others:

–         A globally increasing number of hacker attacks aimed at obtaining or violating company data including personal data as observed in recent prominent cases of cyberattacks where the use of ransomware was the preferred method of hackers

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Corporate Governance and Compliance Risks

Unauthorized Disclosure of Information: Our controls and efforts to prevent the unauthorized disclosure of confidential information might not be effective.

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

Ethical Behavior: Unethical behavior and non-compliance with our integrity standards due to intentional and fraudulent employee behavior could seriously harm our business, financial position, profit, and reputation.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, and adherence to recognized standards of business integrity. The SAP Code of Business Conduct, adopted by the Executive Board on January 29, 2003, and updated as necessary since then, codified and supplemented the already existing guidelines and expectations for the business behavior practiced at SAP.

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

–         Collusion with external third parties, for example providing assistance in securing contracts

–         Fraud and corruption together with operational difficulties, especially in countries with a high Corruption Perceptions Index and particularly in emerging markets

–         Increased scrutiny of public sector transactions in high-risk territories

–         Impact on business activities in highly regulated industries such as public sector, healthcare, banking, or insurance

Any one or more of these events could have an adverse effect on our business, reputation, financial position, share price, profit, and cash flows.

In 2017 and 2018, SAP encountered situations that required clear messaging and strong action on non-compliance in the context of ethical behavior that has the potential to harm our business. In South Africa, SAP is continuing to investigate its dealings with the public sector. For more information relating to the alleged anti-bribery law violations noted above, see the Notes to the Consolidated Financial Statements, Note (G.4).

Environment and Sustainability: Failure to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy could negatively impact SAP’s business, results of operations, and reputation.

Energy and emissions management are an integral component of our holistic management of social, environmental, and economic risks and opportunities.

We have identified risks in this context, including, but not limited to, the following:

–         Failure to meet customer, partner, or other stakeholder expectations or generally accepted standards on climate change, energy constraints, and our social investment strategy

–         Failure to achieve communicated targets for greenhouse gas emissions

–         Failure to maintain our rating in sustainable investment indexes

If we do not meet stakeholder expectations in the areas identified, our rating in sustainable investment indexes might decrease, which could have an adverse effect on our reputation, profit, and share price.

U.S. Judgments: U.S. judgments may be difficult or impossible to enforce against us or our Board members.

Currently, except for Bill McDermott, Robert Enslin, and Jennifer Morgan all members of SAP SE’s Executive Board, and except for Diane Greene and Aicha Evans, all members of the Supervisory Board, are non-residents of the United States. A substantial portion of the assets of SAP and our Board members are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon non-U.S. resident persons or SAP or to enforce against non-U.S. resident persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere might be unenforceable in Germany.

Financial Risks

Sales and Revenue Conditions: Our sales and revenue conditions are subject to market fluctuations and our forecasts might not be accurate.

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

–         Long sales cycles for many of our products

–         Timing issues with respect to the introduction of new products and services or product and service enhancements by SAP or our competitors

–         Large size, complexity, and extended settlement of individual customer transactions

–         Introduction/adaptation of licensing and deployment models such as cloud subscription models

–         Adoption of, and conversion to, new business models, leading from upfront payment models to an increase in pay-per-use or subscription-based payment models, thus the respective service period typically ranges from one to three years, and goes up to five years

–         Changes in customer budgets or seasonality of technology purchases by customers

–         Decreased software sales that could have an adverse effect on related maintenance and services revenue growth

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

Liquidity: External factors could impact our liquidity and increase the default risk associated with, and the valuation of, our financial assets.

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

Use of Accounting Policies and Judgment: In our accounting, management uses policies and applies estimates. This could negatively affect our business, financial position, profit, and cash flows.

To comply with IFRS, management is required to establish and apply accounting policies as well as to apply judgment, including but not limited to making and using estimates and assumptions. The policies and judgment affect our reported financial figures.

This use of policies and judgment could lead to risks in the following areas, among others:

–         New pronouncements by standard setters and regulators as well as changes in common practice or common interpretations of existing standards might force us to change existing policies. Where such changes trigger significant changes to our processes, we might struggle to implement the changes in a timely manner.

–         The facts and circumstances, as well as the assumptions on which our management bases its judgment might change over time, requiring us to change the judgment previously applied.

Both of the above risks could result in significant changes to our reported financials, and could have an adverse effect on our business, financial position, profit, and cash flows.

Currency, Interest Rate, and Share Price Fluctuation: As a globally operating company, SAP is subject to various financial risks related to currencies, interest rates, and share price fluctuations, which could negatively impact our business, financial position, profit, and cash flows.

Because we operate throughout the world, a significant portion of our business is conducted in foreign currencies. In 2018, approximately 72.1% of our revenue was attributable to operations in foreign currencies. This foreign currency business therefore gets translated into our reporting currency, the euro.

This could lead to the following risks, among others:

–         Period-over-period fluctuations

–         Exchange rate risks with currency appreciation or depreciation, or risks related to currency devaluation (legal and/or administrative changes to currency regimes)

–         Interest rate fluctuation

–         Share price fluctuation impacting cash outflows for share-based compensation payments

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Insurance: Our insurance coverage might not be sufficient and uninsured losses may occur.

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

Venture Capital: We could incur significant losses in connection with venture capital investments.

Through Sapphire Ventures, our consolidated venture investment funds, we plan to continue investing in new and promising technology businesses.

This could lead to risks in the following areas, among others:

–         Investments could generate net losses and/or require additional expenditures from their investors.

–         Changes to planned business operations might affect the performance of companies in which Sapphire Ventures holds investments.

–         Tax deductibility of capital losses and impairment in connection with equity securities are often restricted, and could therefore have an adverse effect on our effective tax rate.

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Market Price Volatility: The market price for our ADRs and ordinary shares may be volatile.

The market prices of our ADRs and ordinary shares have experienced and may continue to experience significant volatility in response to various factors including, but not limited to:

–         unauthorized or inadvertent premature disclosure of confidential information, including information concerning pending acquisition negotiations or acquisition rumors;

–         fines, penalties or civil liabilities as a result of potential compliance violations in the context of alleged facts in ongoing or future investigations;

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

–         litigation to which we are a party;

–         cybersecurity attacks and breaches;

–         general and country specific economic or political conditions (particularly wars, terrorist attacks, etc.); and general market conditions.

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

Human Capital Risks

Human Workforce: If we are unable to attract, develop, retain, and effectively manage our geographically dispersed workforce, we might not be able to run our business and operations efficiently and successfully, or develop successful new solutions and services.

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

Operational Business Risks

Sales and Services: Sales and implementation of SAP software and services, including cloud, is subject to a number of significant risks sometimes beyond our direct control.

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

However, we might encounter risks in the following areas, among others:

–         Implementation risks, if, for example, implementations take longer than planned, or fail to generate the profit originally expected, scope deviations, solution complexity, individual integration and migration needs or functional requirement changes, or insufficient milestone management and tracking leading to delays in timeline, maybe even exceeding maintenance cycles of solutions in scope

–         Insufficient customer expectation management, including scope, integration capabilities and aspects as well as lack in purposeful selection, implementation, and utilization of SAP solutions

–         Lack of customer commitments and respective engagements, including lack of commitment of resources leading to delays or deviations from recommended best practices

–         Challenges to effectively implement acquired technologies

–         Protracted installation or significant third-party consulting costs

–         Improper calculations or estimates leading to costs exceeding the fees agreed in fixed-price contracts

–         Unrenderable services committed during the sales stage

–         Delayed customer payments due to differing perception on project outcome/results

–         Inadequate contracting and consumption models based on subscription models for services, support, and application management

–         Deviations from standard terms and conditions, which may lead to an increased risk exposure

–         Statements on solution developments might be misperceived by customers as commitments on future software functionalities

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Partner Ecosystem: If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

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

These partnerships could lead to risks in the following areas, among others:

–         Failure to establish and enable a network of qualified partners supporting our scalability needs

–         Failure to get the full commitment of our partners, which might reduce speed and impact in market reach

–         Products or services model being less strategic and/or attractive compared to our competition

–         Partners might not renew agreements with us, or not enter into new agreements on terms acceptable to us or at all, or start competing with SAP.

–         Failure to enable and train sufficient partner resources to promote, sell, and support to scale to targeted markets

–         Partners might not develop a sufficient number of new solutions and content on our platforms or might not provide high-quality products and services to meet customer expectations.

–         Partners might not embed our solutions sufficiently enough to profitably drive product adoption, especially with innovations such as SAP S/4HANA, SAP C/4HANA, and SAP Cloud Platform.

–         Partners might not adhere to applicable legal and compliance regulations.

–         Partners and their products might not meet quality requirements expected by our customers or SAP.

–         Partners might not transform their business model in accordance with the transformation of SAP’s business model in a timely manner.

–         Partners might not be able or might not have capacity to meet customer expectations in terms of service provisioning.

–         Partners might fail to abide to contract terms in embargoed or high-risk countries.

If one or more of these risks materialize, this might have an adverse effect on the demand for our products and services as well as the partner’s loyalty and ability to deliver. As a result, we might not be able to scale our business to compete successfully with other vendors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Cloud Operations: We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings, and related infrastructure against disruption or poor performance.

SAP is highly dependent on the availability of our infrastructure, and the software used in our cloud portfolio is inherently complex.

This could lead to risks in the following areas, among others:

–         Capacity shortage and SAP’s inability to deliver and operate cloud services in a timely and efficient manner as expected by or committed to our customers

–         Customer concerns about the ability to scale operations for large enterprise customers

–         Defects or disruption to data center operations or system stability and availability

–         Interruptions in the availability of SAP’s cloud applications portfolio could potentially impact customer service level agreements

–         System outages or downtimes, failure of the SAP network due to human or other errors, security breaches, or variability in user traffic for cloud applications

–         Hardware failures or system errors resulting in data loss, corruption, or incompletion of the collected information

–         Incomplete cloud portfolio or certification representation could lead to customer misperception

–         Loss of the right to use hardware purchased or leased from third parties could result in delays in our ability to provide our cloud applications

–         Scalability demands on infrastructure and operation could lead to cost increase and margin impacts

–         Non-adherence to our quality standards in the context of partner co-location of data centers

–         Increased Total Cost of Ownership (TCO) for SAP

–         Customers’ cloud service demands might not match our data center capacity investments

–         Non-compliance with applicable certification requirements, such as Payment Card Industry Data Security Standard (PCI DSS)

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Cybersecurity and Security: A cybersecurity attack or breach, or undetected security vulnerabilities in our products, infrastructure, or services, or economic espionage could result in significant legal and financial exposure and have a material adverse effect on our customers, our partners, our financial position, our operations, our reputation, and our business in general.

As we continue to grow organically and through acquisitions, deliver a full portfolio of solutions via the cloud, host or manage elements of our customers’ businesses in the cloud, process large amounts of data and offer more mobile solutions to users, we face a progressively more complex security environment. The complexity of this security environment is amplified due to the increasingly malicious global cybersecurity threat landscape in which we operate, including third-party data, products, and services that we incorporate into SAP products, and the continually evolving and increasingly advanced techniques employed by threat actors targeting IT products and businesses. Such threat actors include, but are not limited to, highly sophisticated parties such as nation-states and organized criminal syndicates. As a leading cloud company and service provider to some of the largest and best-known customers in the world, we are naturally a prominent target and experience cybersecurity attacks of varying types and degrees on a regular basis. As a result, we are subject to risks and associated consequences in the following areas, among others:

–         Undetected security defects and vulnerabilities

–         Exposure of our business operations and service delivery due to virtual attack, disruption, damage, and/or unauthorized access, theft, destruction, industrial and/or economic espionage, serious and organized crime, and other illegal activities, as well as violent extremism and terrorism

–         Abuse of data, social engineering, misuse or trespassers in our facilities, or systems could be rendered unusable

–         State-driven economic espionage or competitor-driven industrial espionage, and criminal activities including, but not limited to, cyberattacks and breaches against cloud services and hosted on-premise software

–         Disruptions to back-up, disaster recovery, and business continuity management processes

–         Failure to securely and successfully deliver cloud services by any cloud service provider could have a negative impact on customer trust in cloud solutions

–         Increased response time for identified security issues due to complexity and interdependencies could lead to security threats for SAP and customers

–         Customer systems or systems operated by SAP could be compromised by vulnerabilities due to hacker exploitation

–         Breach of security measures due to, for example but not limited to, employee error or wrongdoing, system vulnerabilities, malfunctions, or attempts of third parties to fraudulently induce employees, users, partners, or customers to gain access to our systems, data, or customers’ data

–         Recovery costs as well as significant contractual and legal claims by customers, partners, authorities (including state, federal, and non-U.S.), and third-party service providers which could expose us to significant expense and liability or result in the issuance of orders or consent decrees that could require us to modify our business practices

–         Significant costs to attempt to detect, prevent, and mitigate any successful attacks, including but not limited to the costs of third-party legal and security experts and consultants, insurance costs, additional personnel and technologies, organizational changes, and incentives to customers and partners to retain their business

–         Increasing sophistication and frequency of cybersecurity attacks could mean that we might not discover a security breach or a loss of information for a significant amount of time after the breach, or at all, and might not be able to anticipate attacks or implement sufficient mitigating measures

–         Our cybersecurity and security protocols might not be able to keep pace with the ever-evolving and emerging threats

–         Customer concerns and loss of confidence in the current or future security and reliability of our products and services, including cloud solutions

–         Significant damage to the SAP brand, our reputation, our competitive position, our stock price, and our long-term shareholder value

Any one or more of these events could have a material adverse effect on our business, financial position, profit, and cash flows.

Technology and Products: Our technology and/or products may experience undetected defects, coding or configuration errors, may not integrate as expected, or may not meet customer expectations.

Our product strategy and development investment, including new product launches and enhancements, are subject to risks in the following areas, among others:

–         Software products and services might not fully meet market needs or customer expectations

–         We might not be as fast as expected in integrating our platforms and solutions, enabling the complete product and cloud service portfolio, harmonizing our user interface design and technology, integrating acquired technologies and products, or bringing packages, services, or new solutions based on the SAP HANA platform as well as SAP Cloud Platform to the market.

–         New products, services, and cloud offerings, including third-party technologies, might not comply with local standards and requirements or could contain undetected or detected defects or could not be mature enough from the customer’s point of view for business-critical solutions after shipment despite all the due diligence SAP puts into quality.

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

Strategic Risks

Market Share and Profit: Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.

The market for cloud computing is increasing and shows strong growth relative to the market for on-premise solutions. To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional capacity, as well as for us to attract new customers. Additionally, we need to bring new solutions based on the SAP HANA business data platform, new technologies, as well as SAP Cloud Platform to the market in line with demands and ahead of our competitors. In particular, innovative applications supporting the Intelligent Enterprise such as SAP S/4HANA, SAP C/4HANA, or newer technologies such as Internet of Things, machine learning, robotic process automation (RPA), which automates rule-based, repetitive tasks, digital assistants (including voice recognition and interaction), and blockchain.

Factoring in the aforementioned, this could lead to risks in the following areas, among others:

–         Potential loss of existing on-premise customers due to competing cloud market trends

–         Adverse revenue effects due to increasing cloud business and conversions from on-premise licenses to cloud subscriptions from existing SAP customers, which could have an adverse effect on related maintenance and services revenue

–         Insufficient solution and service adoption together with increased complexity, as well as failures during the execution of our intelligent enterprise strategy in the context of our portfolio for solution and services could lead to a loss of SAP’s position as a leading cloud company and subsequently to reduced customer adoption.

–         Customers and partners might be reluctant or unwilling to migrate and adapt to the cloud or consider competitive cloud offerings.

–         Existing customers might cancel or not renew their contracts (such as maintenance or cloud subscriptions), or decide not to buy additional products and services.

–         The market for cloud business might not develop further, or it might develop more slowly than anticipated.

–         Strategic alliances among competitors and/or their growth-related efficiency gains in the cloud area could lead to significantly increased competition in the market with regards to pricing and ability to integrate solutions.

–         Price pressure, cost increases, and loss of market share through traditional, new, and especially cooperating competitors

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Mergers and Acquisitions: We might not acquire and integrate companies effectively or successfully.

To expand our business, we acquire businesses, products, and technologies, and we expect to continue to make acquisitions in the future. Over time, certain of these acquisitions have increased in size and in strategic importance for SAP. Management negotiation of potential acquisitions and the integration of acquired businesses, products, or technologies demands time, focus, and resources of both management and workforce, and exposes us to unpredictable operational difficulties.

Acquiring businesses, products, and technologies may present risks to SAP, including risks related to the following areas, among others:

–         Incorrect information or assumptions during the due diligence process for the acquisition (including information or assumptions related to the business environment and/or business and licensing models)

–         Failure to integrate acquired technologies or solutions successfully and profitably into SAP’s solution portfolio and strategy

–         Failure to successfully integrate acquired entities, operations, cultures, or languages, all within the constraints of applicable local laws

–         Unfulfilled needs of the acquired company’s customers or partners

–         Material unidentified liabilities of acquired companies (legal, tax,  IP)

–         Failure in implementing, restoring, or maintaining internal controls, disclosure controls and procedures, and policies within acquired companies

–         Incompatible practices or policies (compliance requirements)

–         Insufficient integration of the acquired company’s accounting, HR, and other administrative systems

–         Failure to coordinate or successfully integrate the acquired company’s research and development (R&D), sales, marketing activities, and security and cybersecurity protocols

–         Debt incurrence or significant unexpected cash expenditures

–         Non-compliance with existing SAP standards including applicable product standards such as our open source product standards

–         Impairment of goodwill and other intangible assets acquired in business combinations

–         Non-compliance of the acquired company with regulatory requirements, for example accounting standards, export control laws, and trade sanctions, for which SAP with and by the acquisition assumes responsibility and liability, including potential fines and the obligation to remedy the non-compliance

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Innovation: We might not be able to compete effectively if we strategize our solution portfolio ineffectively or if we are unable to keep up with rapid technological and product innovations, enhancements, new business models, and changing market expectations.

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

Considering preceding dependencies, this could lead to risks in the following areas, among others:

–         Not being able to bring new business models, solutions, solution enhancements, intelligent technologies, integrations and interfaces, and/or services to market before our competitors or at equally favorable conditions

–         Not being able to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners (especially with innovations such as SAP S/4HANA, SAP C/4HANA, and SAP Cloud Platform) supporting the intelligent enterprise strategy

–         Uncertainties regarding new SAP solutions, technologies, and business models as well as delivery and consumption models might lead customers to wait for proofs of concept or holistic integration scenarios through reference customers or more mature versions first.

–         Lower level of adoption of our new solutions, technologies, business models, and flexible consumption models, or no adoption at all

–         Our product and technology strategy might not be successful, or our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough or they might consider other competitive solutions in the market, or our strategy might not match customers’ expectations, specifically in the context of expanding the product portfolio into additional markets.

–         Increasing competition from open source software initiatives, or comparable models in which competitors might provide software and intellectual property free and/or at terms and conditions unfavorable for SAP.

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

As part of our activities to reduce the number of legal entities in the SAP group, in 2018 we integrated certain subsidiaries into the following significant SAP subsidiaries: SAP France, SAP America and SAP (Schweiz) AG.

For (i) a description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2016 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property – Capital Expenditures.”

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2018. All of these subsidiaries are wholly owned by SAP SE.

Name of Subsidiary	Country of Incorporation
Germany
SAP Deutschland SE & Co. KG, Walldorf	Germany
Rest of EMEA
SAP France, Levallois Perret	France
SAP (UK) Limited, Feltham	United Kingdom
SAP (Schweiz) AG, Biel	Switzerland
SAP Nederland B.V., ‘s-Hertogenbosch	The Netherlands
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate	Italy
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid	Spain
LLC SAP CIS, Moscow	Russia
United States
SAP America, Inc., Newtown Square	USA
Concur Technologies, Inc., Bellevue	USA
Ariba, Inc., Palo Alto	USA
SuccessFactors, Inc., South San Francisco	USA
SAP National Security Services, Inc., Newtown Square	USA
SAP Industries, Inc., Newtown Square	USA
Rest of Americas
SAP Canada, Inc., Toronto	Canada
Japan
SAP Japan Co., Ltd., Tokyo	Japan
Rest of APJ
SAP China Co., Ltd., Shanghai	China
SAP Australia Pty Ltd., Sydney	Australia
SAP India Private Limited, Bangalore	India

Strategy and Business Model

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP is the market leader in enterprise application software1 and also the leading analytics and business intelligence company. Globally, more than 77% of all transaction revenue touches an SAP system. With more than 425,000 customers in more than 180 countries, the SAP Group has a global presence and employs more than 96,000 people.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX, TechDAX, the Dow Jones EURO STOXX 50, the Dow Jones Sustainability Index World, and the Dow Jones Sustainability Index Europe. As at December 31, 2018, SAP was the most valuable company in the DAX based on market capitalization. SAP was ranked as the most sustainable software company in the Dow Jones Sustainability Indices for the twelfth consecutive year.

As at December 31, 2018, SAP SE directly or indirectly controlled a worldwide group of 265 subsidiaries that develop, distribute, and provide our products, solutions, and services. For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (G.10).

Our Purpose

We are living in a time of global uncertainty that is caused by massive social change and digital disruption. Some of the world’s greatest challenges can only be addressed by combining technology-driven innovations and corporate leadership.

At SAP, our purpose is to “help the world run better and improve people’s lives” by empowering our customers to create a better economy, society, and environment for the world. With our innovations, we can help customers run at their best. Being the best means our customers can connect people and information to address the world’s biggest challenges. That’s why we focus on engineering solutions to fuel innovation, foster equality, and spread opportunity across borders and cultures. With our broad customer base and ecosystem of around 18,800 partners, we can amplify our collective economic, social, and environmental impact.

We are committed to supporting the United Nations Sustainable Development Goals (UN SDGs). Technology-driven innovation underpins how SAP, together with our customers and our ecosystem, can execute initiatives across all 17 of the UN SDGs.

The Intelligent Enterprise

Most enterprises today are struggling to address three key challenges: How do they deliver a next-generation customer experience to stay relevant in a world of disruption? How do they drive maximum cost synergies to fund innovation? How do they better engage their employees to attract and retain top talent?

Enterprises are trying to leverage data-driven insights to solve these challenges. Winners in the digital economy are those that are able to extract intelligence and insights from their data and act faster relative to their competition. SAP can help our customers to win in the marketplace

1  Enterprise application software is computer software specifically developed to support and automate business processes.

by reimagining entire business processes through injecting predictive insights leveraging technologies such as artificial intelligence (AI)/machine learning (ML), the Internet of Things (IoT), and analytics across an integrated value chain. With SAP innovations, our customers can engage in real time with their users to deliver and continuously improve their experiences.

SAP can deliver the intelligent enterprise by focusing on three key business outcomes:

–        Reimagining the end-to-end customer experience from predicting the demand to designing the product based on the unique need of the consumer, to procuring the best supplier for the product to manufacturing, and to delivering the product or service that maximizes customer satisfaction

–        Delivering a step change in productivity through the next level of automation in business processes powered by AI/ML that will be embedded in every part of the business process (across financials, supply chain, manufacturing, procurement, travel, and human resources). The key to doing this is improving cycle time of business processes and injecting speed everywhere

–        Transforming the way companies engage their workforce by delivering total workforce engagement across full-time and contingent labor and by improving the effectiveness of their workforce by driving touchless processes and voice/chat-enabled systems.

At SAP, our commitment to our customers is to help them meet today’s challenges and to prepare for anticipated challenges of the future. Our strategy is to deliver the intelligent enterprise for our customers. Our vision for the intelligent enterprise is an event-driven, real-time business. SAP can deliver on these objectives by leveraging the power of data in SAP software with technologies such as AI/ML to build powerful intelligent applications. With SAP HANA and SAP Cloud Platform, we can embed intelligence into every part of our portfolio. This enables enterprises to get step change in productivity and enables higher focus on innovation, customer experience, and new business models. The intelligent enterprise is how SAP sees the future of business for our customers, the future of work for our customers’ employees, and the future of experience for our customers’ customers.

Delivering the Intelligent Enterprise

Our integrated end-to-end portfolio enables an intelligent enterprise by offering business value, data-driven innovation, rich customer experience insights, and embedded intelligence. We embed intelligent technologies throughout the extensive platform and rich portfolio of applications we deliver. Our software, technologies, and services address the three core elements of the intelligent enterprise for the 25 industries and 12 lines of business (LoBs) we serve:

–        An intelligent suite of LoB applications that includes next-generation enterprise resource planning (ERP) in the cloud, as well as solutions for customer experience, manufacturing and supply chain, network and spend management, and people engagement. The intelligent suite is integrated and differentiated by industry-specific business processes for end-to-end scenarios.

–        A digital platform to help customers manage data orchestration across their entire application footprint. This includes real-time visibility into distributed data silos using next-generation data management solutions and an open cloud platform as a business platform for integration and business process innovation.

–        Intelligent technologies, such as AI/ML, IoT, and advanced analytics, help customers optimize their core business processes, extract real-time insights, and reinvent their business models. This intelligence is integrated across applications and helps us deliver unique outcomes to every customer.

For more information about the products and solutions offered as part of our Intelligent Enterprise Framework, see the Products, Research & Development, and Services section.

The innovative power of our people is key to delivering the intelligent enterprise, as our people are key in helping our customers transform. We strive to create a workplace that can attract and retain the best talent in the market. We are fully committed to enabling our employees to grow their skills at every stage of their career at SAP.

Expanding to Experience Management

Every digital interaction is an opportunity to positively influence a customer. Each digital interaction is an opportunity to measure customer satisfaction, employee engagement, partner collaboration, and brand impact. It is also an opportunity to derive sentiment on how end users and customers perceive a company or a product. By combining experience data with operational data, SAP can expand from delivering the intelligent enterprise to delivering intelligent experiences to our customers.

Most successful companies do not just react to problems as they occur, they try to predict and mitigate those problems before they ever happen. Experience management is the process of analyzing the interactions that people experience with a company in real time and identifying opportunities for improvement. By analyzing employee surveys and service center tickets and calls, and combining this information with organizational data, SAP can help support a higher level of employee engagement and retention for our customers. By capturing feedback on how consumers experience the physical or digital product in real time, SAP can help our customers design better. By understanding the sentiment of every customer interaction, and correlating this with operational data on price and service delivery, SAP can help our customers drive better topline performance and create better products and services.

Acquisitions

We will continue to focus on investments in technology and innovations that ensure sustainable growth of our solution portfolio to drive our short-term, mid-term, and long-term ambitions. We will continue to unleash the full potential of our employees’ talent as well as foster strategic partnerships with our ecosystem to cultivate innovation. Further, we may make targeted acquisitions to complement our solution offerings and improve coverage in key strategic markets.

In April 2018, we acquired Callidus Software Inc., a company offering a cloud-based customer relationship management (CRM) solution marketed under CallidusCloud, which provides SAP and our customers a differentiated, cloud-based CRM solution. This helps put SAP in a leading position to compete in the CRM market. SAP has consolidated the CallidusCloud offerings with SAP Hybris solutions into the SAP C/4HANA suite of customer experience solutions, and is reported as part of the Customer Experience segment. For more information about the acquisition of Callidus Software Inc., see the Notes to the Consolidated Financial Statements, Note (D.1).

In November 2018, we announced our intent to acquire Qualtrics International, Inc., a global pioneer of the experience management software category that enables organizations to thrive in today’s economy. The deal was closed on January 23, 2019. Experience management focuses on obtaining and tapping the value of outside-in customer, employee, product, and brand feedback in real time. Together, SAP and Qualtrics aim to accelerate the new experience management category by combining experience data and operational data to power the experience economy. This creates a highly differentiated offering for businesses to engage with their customers to deliver and continuously improve customer, employee, product, and brand experiences. Qualtrics will be reflected in our Customer Experience segment which we renamed, upon the Qualtrics acquisition in 2019, to “Customer and Experience Management.” For more information about the acquisition of Qualtrics International, Inc., see the Notes to the Consolidated Financial Statements, Note (G.9).

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs that aspire to build industry-leading businesses, through venture capital funds managed by Sapphire Ventures. Sapphire Ventures currently has over US$3.5 billion under management and has invested in more than 160 companies on five continents. This includes growth-stage technology companies and early-stage venture capital funds. Sapphire Ventures pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies in Europe, Israel, and the United States. In addition to our venture investments through Sapphire Ventures, SAP also has a dedicated SAP.iO fund, managed by Sapphire Ventures, that focuses on strategic early-stage investments in enterprise software startups. As a part of the SAP.iO Fund, SAP has also committed to invest up to 40% of the investable capital in under-represented groups in technology to foster diversity and inclusion. One of these investment examples is women in technology.

SAP’s Impact

Our vision is to help the world run better and improve people’s lives.

We innovate software and technology solutions that empower our customers to become intelligent enterprises and create a better and more sustainable economy, environment, and society.

SAP’s Impact

Our purpose comes to life through our contribution to the UN Sustainable Development Goals (SDGs). We innovate software and technology solutions that help empower our customers to become intelligent enterprises. It means connecting people and information to address the world’s biggest challenges.

For us, delivering the Intelligent Enterprise and helping our customers thrive in the experience economy are essential for a better, more productive world. By unlocking the full potential of innovation, we can transform how businesses and governments impact the economies, societies, and environments in which they exist. In this way, we aim to fulfill our purpose of helping the world run better and improving people’s lives.

Our Business Model

We create value by identifying the business needs of our customers, then developing and delivering software, services, and support that address these business needs. The close collaboration with our customers and partners throughout the process helps us continuously improve our solutions, identify further business needs, and deliver enhanced value to our customers.

Results

By developing software, providing our software and services to our customers, and engaging them in feedback, we immediately generate results for SAP such as growth, profitability, employee engagement, and customer loyalty. Value creation for the customer is realized when they implement the software and services to support their business and help achieve their own visions and purposes.

Inputs

This value creation process does not happen in a vacuum. It is enabled by external inputs, most importantly customer insights and broader stakeholder dialog, financial capital, employees’ expertise, and intellectual property, third party products and services, as well as the IT infrastructure we rely on.

Impact

Our solutions lead to significant impact at our customers and – through them – in the world. The following are some examples of our impact in various areas.

Economy:

SAP software supports the UN SDGs 8, 9, 10, and 12 by helping provide meaningful work and strengthening industries and infrastructure. For example, SAP software helps as follows:

–        Companies work better to bring economic prosperity and fairly-paid jobs to people around the world.

–        Organizations optimize resources utilization, aspiring for a world with zero waste

As such, our software supports the responsible growth practices necessary to ensure the survival of future generations.

Society:

SAP software supports the UN SDGs 1, 2, 3, 4, 5, 7, 11, and 16 by helping create a peaceful and just society through better healthcare, education, and access to technology. For example:

–        SAP technology is at the epicenter of complex medical issues when it comes to prevention, treatments, and cures for cancer, diabetes and other diseases. We are also deeply committed to empowering the world’s youth, working adults, differently-abled people, and the unemployed with the right skills to thrive in the digital economy.

–        Cities are facing growing populations and aging infrastructures. SAP solutions for the Internet of Things can help manage and monitor resources so that cities can run more sustainably and help citizens enjoy more enjoyable, safer lives.

Environment:

SAP software supports the UN SDGs 6, 13, 14, and 15 and helps protect the environment by addressing the need for water, clean energy, and responsible development. For example:

–        We are all affected by climate change. SAP technology is helping our customers increase their overall resource productivity and transform their businesses to reduce carbon outputs.

–        With the world population growing steadily, humanity will need to provide water, food, and shelter to billions of people in the coming years. SAP solutions help our customers reduce water waste and support sustainable management of water and sanitation for all.

Furthermore, SAP knows there is power in collaboration and engages in a wide range of partnerships to address SDG 17.

Measuring Our Success

We use the following financial and non-financial objectives to steer our company:

–        Growth

–        Profitability

–        Customer loyalty

–        Employee engagement

The table below provides an overview of the specific KPIs used to measure performance within these objectives, and compares this performance with our goals.

Outlook and Results for 2018

Strategic Objective	KPI	2018 Outlook* (non-IFRS, at constant currencies)	2018 Results (non-IFRS, at constant currencies)
Growth	Cloud subscriptions and support revenue	€5.150 billion to €5.250 billion	€5.205 billion
	Cloud and software revenue	€21.150 billion to €21.350 billion	€21.577 billion
	Total revenue	€25.200 billion to €25.500 billion	€25.961 billion
Profitability	Operating profit	€7.425 billion to €7.525 billion	€7.480 billion
Customer Loyalty	Customer Net Promoter Score	21 to 23	–5.0
Employee Engagement	Employee Engagement Index	84% to 86%	84%

* The outlook was communicated in January 2018 and financial targets were raised in April, July, and October 2018. The 2018 outlook numbers above reflect the raised outlook from October 2018.

Note: A reconciliation of non-IFRS results to IFRS equivalent is available in the Performance Management System section.

Outlook for 2019

Strategic Objective	KPI	2018 Results (non-IFRS)	2019 Outlook (non-IFRS, at constant currencies)
Growth	Cloud subscriptions and support revenue	€5.03 billion	€6.7 billion to €7.0 billion
	Cloud and software revenue	€20.66 billion	€22.4 billion to €22.7 billion
	Total revenue	€24.74 billion	strong increase, slightly lower rate than operating profit
Profitability	Operating profit	€7.16 billion	€7.7 billion to €8.0 billion
Customer Loyalty	Customer Net Promoter Score	–5.0	+1.0
Employee Engagement	Employee Engagement Index	84%	84% to 86%

Note: A reconciliation of non-IFRS results to IFRS equivalent is available in the Performance Management System section.

Ambitions for 2020 and 2023

Strategic Objective	KPI	2018 Results (non-IFRS)	2020 Ambition ( non-IFRS)	2023 Ambition (non-IFRS)
Growth	Cloud subscriptions and support revenue	€5.03 billion	€8.6 billion to €9.1 billion	More than triple
	Cloud and software revenue	€20.66 billion
	Total revenue	€24.74 billion	€28.6 billion to €29.2 billion	More than €35 billion
Profitability	Operating profit	€7.16 billion	€8.5 billion to €9.0 billion	7.5% to 10% CAGR
Customer Loyalty	Customer Net Promoter Score	–5.0	steadily increase
Employee Engagement	Employee Engagement Index	84%	84% to 86%

Note: A reconciliation of non-IFRS results to IFRS equivalent is available in the Performance Management System section.

Seasonality

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2018, 2017, and 2016 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the near future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Unlike our on-premise software revenues, our on-premise support revenues and cloud subscriptions and support revenues are less subject to seasonality.

Products, Research & Development, and Services

Bringing Together Machine and Human Intelligence

SAP works to deliver an intelligent enterprise that brings together machine and human intelligence across all business functions to provide value to customers. As we make that happen, we aim to help customers make best use of their data assets to achieve their desired outcomes faster and with less risk.

Intelligent Enterprise Vision

To make good on our commitment to help customers transform themselves into full digital enterprises operating in real time, we have created a framework for the intelligent enterprise, as described in the Strategy and Business Model section and illustrated below. This framework is further strengthened with a portfolio of services and support offerings to help customers maximize the value of their SAP software and technology implementations.

By bringing continuous innovation, we not only help our customers succeed as they adopt increasingly more sustainable business strategies, but we also realize our purpose of helping the world run better and improving people’s lives.

Intelligent Suite

Whether a business needs to manage its total spend, gain a deeper understanding of its customers, engage its external workforce, or transform its workplace experience, our intelligent suite enables a global enterprise to thrive in the digital economy. Developed with new technologies such as artificial intelligence (AI)/machine learning, including chatbots and voice technology, SAP cloud applications provide businesses with insights and intelligence to anticipate and proactively respond to business imperatives and identify opportunities for improvement. Together, these solutions support the customer’s journey to becoming an intelligent enterprise.

Integrated with SAP S/4HANA, our digital core, and built on an open cloud platform to enable integration across heterogeneous environments, these offerings can be linked easily with third-party applications and data, delivering the real-time and actionable insights that customers need.

With our acquisition of Qualtrics International Inc. on January 23, 2019, SAP adds experience management capabilities to further empower the intelligent enterprise, bringing a new dimension in which every digital interaction is an opportunity to influence a customer positively. A business can use each interaction to measure customer satisfaction, employee engagement, partner collaboration, brand impact, and user sentiment. By combining such experience data with the operational data already maintained in an SAP system, an intelligent enterprise can deliver intelligent experiences for customers.

Network and Spend Management

Every business can benefit from better managing its spend. Our cloud solutions under the SAP Ariba, SAP Concur, and SAP Fieldglass brands give customers the essential visibility and capacity to control their spend. Together, the solutions comprise the largest commerce platform in the world, with approximately $2.9 trillion in global commerce transacted annually in more than 230 countries and territories. These solutions enable insight and control across sourcing and supplier management, travel and expense, and external workforce. Our network and spend management solutions are built on an open platform of established business networks. They give customers greater understanding of all spend related to vendors and employees and the ability to share master data through SAP S/4HANA to maximize intelligence-based decisions. These solutions deliver best practices for our customers, no matter if they decide to use our entire portfolio or a specific solution to address their needs.

SAP Ariba

SAP Ariba solutions offer an online business-to-business marketplace connecting more than 3.8 million sellers in more than 190 countries, with sellers realizing more than US$2.6 trillion in goods and services every year.

New innovations in 2018 include the following:

–        The SAP Ariba Spend Analysis solution leverages AI and machine learning to reduce the time it takes to classify invoice data.

–        The SAP Ariba Snap program provides simple, affordable, and scalable options for fast-growing companies to implement sourcing solutions and reap the benefits they provide.

–        The SAP Digital Manufacturing Cloud solution offers a manufacturing network that integrates with the SAP Ariba Sourcing solution and Ariba Network, and enables manufacturers and service providers to connect and collaborate across the entire manufacturing process.

–        SAP Ariba Strategic Sourcing Suite significantly expanded its industry capabilities with new retail industry capabilities for direct spend.

–        The SAP Ariba Supplier Risk solution provides additional insights to help customers track 175 risk incident types in partnership with Semantic Vision, Made In a Free World, World Economic Forum, and other public and private data aggregators. These risk incident types are used to calculate a company’s supplier risk-exposure score. This score is then used to analyze exposure to high-risk suppliers. The solution also provides a comprehensive risk-due-diligence process, which helps companies meet third-party regulatory compliance requirements.

–        The SAP Ariba Cloud Integration Gateway solution enabled by the SAP Cloud Platform Integration service provides with buyers a simple,

reliable, and faster way to connect their SAP ERP and SAP S/4HANA systems with SAP Ariba solutions.

SAP Fieldglass

SAP Fieldglass solutions are cloud-based applications for external workforce management and services procurement. The SAP Fieldglass Vendor Management System helps organizations find, engage, and manage all types of flexible resources – including contingent workers, statement-of-work-based consultants, freelancers, and more. In 2018, SAP Fieldglass solutions connected customers with 5.7 million active external workers and more than 131,000 suppliers in over 220 countries and territories.

New innovations in 2018 include the following:

–        The Digital Partner Network for SAP Fieldglass solutions was launched in 2018 as a new ecosystem network to help customers transform how they engage and manage an external workforce of freelancers, contingent workers, independent contractors, and other service providers.

–        We delivered a machine-learning powered Resume Matching service that automatically reads and ranks candidates based on role requirements, identifying best-fit candidates while increasing efficiency and speed to hire.

SAP Concur

With close to 58 million users worldwide, SAP Concur is the world’s leading travel and expense management software. SAP Concur solutions help companies of all sizes and stages go beyond automation to a connected spend management system that encompasses travel, expense, invoice, compliance, and risk. These solutions help businesses gather instant, actionable insights that support the intelligent enterprise.

New innovations in 2018 include the following:

–        The ExpenseIt mobile app, an already established offering, was fully integrated with SAP Concur solutions in 2018, providing valuable functionality that uses receipt scanning technology powered by machine learning to turn receipts into expense report line items.

–        The Budget add-on is a Web service that aggregates data in near real time from SAP Concur solutions including Concur Expense and Concur Invoice, as well as purchase and travel requests, for a comprehensive dashboard on spend – before and after the spend occurs.

–        The Concur Drive add-on is a Web service that allows businesses to automatically capture distance driven as an automated alternative to self-reported mileage, reducing overspending in organizations.

People Engagement

SAP SuccessFactors

SAP SuccessFactors Human Capital Management (HCM) solutions help organizations increase the value of their workforce by developing, managing, engaging, and empowering their people. SAP SuccessFactors solutions are delivered as a complete digital suite that addresses all aspects of human resources (HR), from administration, payroll, and benefits to talent management and collaboration across the employee journey. These solutions integrate fully with the customer’s other business software, including SAP S/4HANA. SAP SuccessFactors HCM solutions are used by more than 6,700 customers in over 200 countries and territories, and core HR and talent management solutions reach more than 125 million users.

New innovations in 2018 include the following:

–        An SAP SuccessFactors digital assistant was developed to provide a business’ entire workforce with a personalized, engaging experience by applying machine learning to guide and recommend actions based on verbal and written questions or commands.

–        SAP SuccessFactors Visa and Permits Management is the first SAP SuccessFactors solution built on SAP Cloud Platform. It offers a single place for HR to centrally manage, automate, and gain insight into complex employee work visa and permit processes for international hiring.

–        Several key features were also added to existing HCM solutions, including functionality for the General Data Protection Regulation (GDPR), a set of laws that came into force on May 25, 2018, which affects data privacy practices throughout the European Union (EU). This GDPR functionality is now embedded across the entire HCM suite, making it easier for HR leaders to properly handle and protect sensitive employee and candidate data. A candidate relationship management capability is now available as part of the SAP SuccessFactors Recruiting solution, helping recruiters to attract more relevant candidates, engage and nurture targeted talent pools, and manage the application and hiring process more efficiently.

Further improving usability across mobile devices, SAP and Google partnered in 2018 to redesign the SAP SuccessFactors Mobile app for Android. Employees and managers can now more easily engage and complete critical people-related tasks. We also joined forces with Thrive Global to introduce Well-Being at Work, a new initiative that puts employee well-being at the heart of organizations and positions technology as a catalyst for this cultural shift. SAP SuccessFactors Work-Life is the first solution to come from this partnership. It provides real-time insights into well-being needs and makes recommendations to improve employee satisfaction and engagement.

Digital Core

SAP S/4HANA

SAP S/4HANA is our enterprise resource planning (ERP) suite for the intelligent enterprise. Approximately 10,500 customers have chosen it to support their digital transformation. It enables a business to access and analyze data in real time, giving them insights to act in the moment, providing predictive suggestions, and connecting business functions and the people within them. SAP S/4HANA software spans all business functions including finance, human resources, sales, service, procurement, manufacturing, asset management, supply chain, and R&D.

Flexible Deployment Options

Developed first for the cloud, SAP S/4HANA can be delivered as a software-as-a-service (SaaS) solution, on premise, in a private cloud, or as a hybrid deployment. All consumption options are compatible, so that organizations have the flexibility to implement SAP S/4HANA to meet their exact needs. SAP S/4HANA Cloud provides SaaS qualities such as scalability as well as quarterly innovation updates. On-premise customers receive the same updates but on an annual update cycle.

Real Time

Built specifically to take advantage of in-memory computing with SAP HANA, SAP S/4HANA reduces both the complexity of the data model and the data footprint. It enables SAP S/4HANA solutions to process huge amounts of data in real time and end users can flexibly change their perspective of the data. This not only saves time and costs for our customers but also delivers a new interactive experience and new business insights. SAP S/4HANA empowers business users to act in the moment, as they have immediate access to information at the most granular level to help make better, more informed decisions.

Integrated and Extendable

SAP S/4HANA is built with an open architecture and connects to the entire SAP portfolio and beyond. The SAP S/4HANA Cloud software development kit (SDK) allows our customers and partners to innovate quickly and easily on SAP Cloud Platform while leveraging the capabilities of their digital core.

Manufacturing and Supply Chain

Our SAP Digital Supply Chain portfolio offers enterprises an integrated suite of digital supply chain solutions to plan, design, manufacture, deliver, and operate their products. With these solutions, customers can blend the physical and the digital world throughout the complete supply chain – from design, planning, and manufacturing to logistics and ongoing maintenance – embedding intelligence and ensuring their customers are central to every phase of their business. Customers get total visibility as products are designed, delivered, and deployed by connecting their business processes with real-time data from assets, equipment, customers, and suppliers. This visibility is used to adequately anticipate and respond to real-world physical realities.

Integrated Business Planning

The SAP Integrated Business Planning solution is powered by SAP HANA and delivers real-time supply chain planning capabilities for sales and operations, demand and supply planning, and inventory optimization in the cloud. It provides the necessary information to make business decisions using embedded analytics, simulation, prediction, and decision support. Specific SAP Integrated Business Planning applications can be used with the established SAP Fiori user experience interface or with a Microsoft Excel plug-in, allowing users to run optimization scenarios directly in their spreadsheets.

Asset Management

SAP Intelligent Asset Management solutions support manufacturers and asset operators to define, plan, and monitor the optimal service and maintenance strategy for their physical products and assets. The solutions do this by providing the required level of collaboration, integration, and analytical insights, using an asset central foundation, our digital twin for physical assets, as the common data set.

Customer Experience

SAP C/4HANA

In June 2018, we launched SAP C/4HANA, a unified suite of cloud solutions designed as the next generation of customer relationship management. SAP C/4HANA software provides companies with a single, holistic view of each customer across all channels and connects demand to the fulfillment engine in one end-to-end value chain. To complete our portfolio of customer experience solutions, SAP acquired and integrated Gigya, Callidus Software, and Coresystems, and rebranded the SAP Hybris business area to SAP Customer Experience to reflect the depth and breadth of our offerings.

SAP C/4HANA is now a major growth driver for SAP, showing triple-digit growth in cloud subscription revenue during 2018.

New innovations in 2018 include the following:

–        SAP Upscale Commerce is a commerce solution designed for midmarket retailers, major brands, and direct-to-consumer companies looking to deploy a fast and highly engaging commerce experience. Built for today’s mobile-first consumer, it can be deployed in a matter of days, bringing SAP customers speed to market with rich AI-powered experiences.

–        SAP Commerce Cloud on Microsoft Azure is a partnership that combines SAP’s market-leading solution for B2B and B2C scenarios with the Microsoft Azure public cloud infrastructure.

We also announced the Open Data Initiative, a partnership between SAP, Microsoft, and Adobe, the goal of which is to meet a core need for our customers – to unlock a single view of their customers by bringing siloed data together.

Winning in the CRM market hinges on our ability to deliver an integrated lead-to-cash process that connects the front office (SAP C/4HANA) with the digital core (SAP S/4HANA) while maintaining competitiveness in each area of the SAP Customer Experience portfolio.

Digital Platform

Helping customers manage data orchestration and system integration across their SAP installation, our digital platform consists of SAP Cloud Platform, the foundation on which the intelligent suite is built, and SAP HANA Data Management Suite, which manages distributed data from any source. The platform not only caters to the runtime and data storage needs of the end-to-end applications in the intelligent suite, but it also enriches them with intelligent technologies, such as machine learning, Internet of Things (IoT), and analytics capabilities, all offered as cloud services, which are easily embedded in business applications.

SAP Cloud Platform

In the digital economy, companies need both standard applications and a highly flexible platform that allows them to do the following:

–        Extend and customize cloud and on-premise SAP applications

–        Develop new applications for different processes

–        Integrate cloud and on-premise applications

SAP Cloud Platform offers an enterprise platform-as-a-service (PaaS) environment where companies can build, test, run, manage, and expand software applications in the cloud. It is the center of gravity for the intelligent enterprise, as applications can run on SAP Cloud Platform, or run with it, by using the platform’s services while running on another stack. It offers comprehensive capabilities to help business users and developers create better, more agile applications in less time. Customers can apply, among other things, mobile services, advanced analytic tools, state-of-the-art authentication mechanisms, and social functionality. For maximum flexibility, portability, and agility, we use open source technologies. SAP Cloud Platform enables businesses to connect and integrate best-of-breed applications to our digital core and to custom-built solutions. The introduction of the SAP Cloud Platform Functions service and SAP Cloud Platform, ABAP environment, simplifies deployments and brings new choices for SAP customers in the cloud.

Giving Customers Freedom of Choice

With SAP Cloud Platform, customers are free to choose from a range of infrastructure-as-a-service (IaaS) providers, and today many enterprise customers are choosing more than one provider. SAP has partnered with Alibaba, Amazon, Google, and Microsoft, so our customers can run their applications in an SAP or a third-party data center, or in a combination thereof. We also offer SAP Cloud Platform as a private cloud deployment.

SAP HANA Data Management

Since 2010, SAP has helped customers realize the value in their data with SAP HANA. Today, customers have a new challenge with distributed data. Data is no longer just in transactional systems, but is distributed across products, machines, and people. This is why SAP has brought together the SAP HANA business data platform and SAP Data Hub as a complete commercial solution to address the emerging challenges enterprises face in managing a distributed data landscape.

The SAP HANA business data platform is our flagship in-memory database, available both on premise and as a service in the cloud. It enables businesses to process and analyze live data and make business decisions based on the most up-to-date information, a requirement in today’s digital economy. The innovative architecture in SAP HANA allows both transactional processing for data capture and retrieval, and analytical processing for business intelligence and reporting. It reduces time-consuming database and data management tasks and underpins intelligent applications that use advanced analytic processing. It includes features such as text analysis, multitenant database containers to support multiple isolated databases in a single SAP HANA system, as well as external machine learning libraries.

The SAP Data Hub solution enables businesses to manage data from numerous sources – SAP or third party – without having to centralize data into one location. SAP Data Hub allows data to be processed “in flow,” for example, while data is being recorded to the data store, or being prepared for use in machine learning. It also provides enterprise data governance to see who changed or accessed the data. The solution lets companies safely and effectively move and share their data to enable agile data operations across the enterprise.

Intelligent Technologies

SAP Leonardo

SAP Leonardo is a methodology that combines design thinking services with intelligent technologies for every business process, to enable rapid innovation and create better outcomes for the customer. SAP Leonardo brings together the customer vision, SAP’s processes and industry knowledge, and technologies such as analytics, AI/machine learning, and IoT capabilities. SAP Cloud Platform provides the environment for applications to consume these technologies.

Analytics

The SAP Analytics Cloud solution leverages the inherent intersection of business intelligence (BI), planning, and predictive analytics to deliver new capabilities such as simulation and automated discovery in BI, as well as storytelling and predicted forecasts in planning. The solution allows organizations to close the gap between transactions, data preparation, analysis, and action. In addition, the SAP Analytics Cloud solution allows customers to take advantage of high-speed innovation in the cloud, while using their existing on-premise investments. To further enable a smooth transition to the cloud, we offer the SAP Analytics Hub solution. SAP Analytics Hub makes it easier for our customers to find the analytics applications they need, as it delivers a single point of access to all analytics offerings, cloud and on premise, from SAP and our many ecosystem partners.

SAP BW/4HANA

SAP BW/4HANA is a data warehouse solution built entirely on SAP HANA. It offers a unique real-time analytics layer, which can directly query the database, instead of processing data at the application layer like traditional analytical engines do. It integrates data from across an organization to deliver key business intelligence. SAP BW/4HANA provides customers with enhanced data modelling and governance, so they can manage the availability, integrity, and security of data. The solution can be connected to various data sources, including SAP or unstructured third-party data, such as Hadoop.

SAP Leonardo Internet of Things

Intelligent devices that generate contextual sensor data are becoming more commonplace in the enterprise, as older machines are retrofitted with sensors and processing capabilities, while newer machines are made intelligent by design. The data generated from these “things” can be processed with business logic, either at source, in the cloud, or in both; it allows the intelligent enterprise to expand into new business models. Connectivity between these devices, aptly called the Internet of Things (IoT), has led to a surge of investment in opportunities to optimize and increase business outcomes by connecting things to people and processes.

The enterprise IoT capabilities we provide are catalysts for digital transformation, delivering real-time and forward-looking predictive insights that our customers need for their intelligent enterprises.

SAP Leonardo Machine Learning

Machine learning describes algorithms that learn from data and support employees to focus on higher value work, thus empowering enterprises to scale innovative solutions and make their organization intelligent. SAP Leonardo Machine Learning solutions are already integrated in our SAP portfolio, providing intelligent capabilities in SAP S/4HANA, SAP C/4HANA, SAP Concur, SAP Fieldglass, and SAP SuccessFactors solutions, among others. These intelligent capabilities are orchestrated through the SAP Leonardo Machine Learning Foundation, which runs on SAP Cloud Platform, and provides a variety of functional and business services. In addition to SAP’s own software developers, our partners and customers can easily use “pretrained” or “retrainable” machine learning capabilities, train their own machine learning models, and build services on top of this foundation. Likewise, SAP Conversational AI provides a way to build bots that automate conversational interactions through natural language processing within SAP offerings in the SAP C/4HANA suite, for example. SAP customers and partners are also able to create their own custom bots with this service.

SAP Digital Business Services

In addition to our powerful software and technology, SAP provides an entire portfolio of service and support offerings to help customers maximize the value of their SAP implementations. These offerings enable the intelligent enterprise. Our people, processes, and tools help customers to achieve digital transformation, enabling them to produce exceptional business outcomes. In 2018, SAP continued a process that had begun the year before, to simplify its services portfolio, creating three categories – continuous success, premium success, and project success – and expanded the range of intelligent tools designed to underpin service and support offerings.

Continuous Success

SAP helps accelerate the customer’s time to value from our technology. As the foundation for customer success plans, the following support offerings are provided for our cloud solutions and on-premise software:

–        SAP Enterprise Support services provide proactive, predictive, and preventive support for customers across hybrid landscapes to help them move to the cloud, make SAP S/4HANA their digital core, and embrace breakthrough innovations through SAP Leonardo.

–        SAP Preferred Success service offers a bundle of prescriptive customer success activities for accelerated cloud adoption. It focuses on effective change management, enablement, consumption techniques, and enhanced support. As an add-on to SAP Enterprise Support, cloud editions, SAP Preferred Success is available for SAP SuccessFactors solutions, SAP S/4HANA Cloud, SAP C/4HANA, and SAP Cloud Platform.

Premium Success

The SAP MaxAttention program represents the most exclusive and closest customer partnership with SAP. It was completely redesigned in 2018, following close consultation with customers. The New SAP MaxAttention helps customers turn ideas into value-based predictable outcomes with precise business and technical guidance – from innovation to operation – and is composed of the following:

–        One service portfolio ensures coverage for all SAP solutions and deployments – on premise, cloud, and hybrid.

–        One team brings a holistic engagement model with clear accountabilities.

–        One commercial framework offers pay-as-you-use services with predictable outcomes.

As the highest engagement level throughout the software lifecycle, this customized, on-site program orchestrates all SAP experts to work with our customers to innovate, develop ideas, and accelerate their digital transformation. It enables our customers to simplify and optimize their IT operations.

The SAP ActiveAttention program is a premium-level engagement similar to the New SAP MaxAttention, but designed to support smaller businesses requiring a less intense engagement level.

Project Success

We standardized our services portfolio to help companies reap the benefits of SAP products and solutions faster. Depending on the needs of the customer, we offer the following services separately or packaged together:

–        SAP Advisory Services help customers turn their digital business vision into executable strategies and exceptional business outcomes by offering support to reimagine business models, design enterprise architectures, and deliver business transformation to realize business value.

–        SAP Innovation Services provide a flexible, open innovation approach that helps customers apply emerging technologies such as AI and machine learning to bring commercial value to their business, at scale. With expert guidance from SAP – from ideation to readiness for deployment – customers can bring their novel ideas to life as scaled implementations.

–        SAP Model Company services provide a preconfigured, ready-to-run reference solution with business content, accelerators, and engineered services for multiple industries or lines of business. It provides the building blocks for a solution, helping customers accelerate deployment and digital transformation.

–        SAP Value Assurance service packages safeguard implementations led by customers and partners by giving them access to best practices, methodologies, tools, and deep technology expertise, enabling them to accelerate the deployment of SAP S/4HANA and SAP BW/4HANA.

–        The SAP Advanced Deployment service simplifies and accelerates the deployment of SAP S/4HANA for SAP-led implementations. Based on the proven SAP Activate methodology and tailored to the enterprise’s specific transition scenario, the service streamlines the implementation or migration to a high-performing, sustainable digital core.

–        In addition to our standardized service offerings, the new SAP S/4HANA Movement program guides SAP ERP customers as they start to think about their transition to SAP S/4HANA. This is an easy-to-use adoption starter engagement that helps customers structure and assess their transformation towards SAP S/4HANA.

Intelligent Tools

Complementing the skills of our people, we develop intelligent tools to help simplify and accelerate our customers’ implementation of SAP solutions and ease the transition to an intelligent enterprise. In 2018, we expanded our range of intelligent tools. In addition to established tools such as SAP Transformation Navigator, SAP Readiness Check, SAP Solution Manager, and SAP Innovation and Optimization Pathfinder, we introduced two new offerings:

–        SAP Cloud Platform Integration Advisor is a service that allows users to define, maintain, share, and deploy business-to-business (B2B) integration content and interfaces using machine-learning algorithms to significantly reduce build time and effort.

–        The SAP Cloud ALM solution is a cloud-based application lifecycle management (ALM) tool that helps track and manage the needs of customers that use (only or predominantly) cloud solutions from SAP. SAP Cloud ALM starts with an implementation portal for SAP S/4HANA Cloud. Customers subscribing to a cloud solution from SAP automatically receive SAP Cloud ALM.

Ecosystem

Extending Our Reach Through a Broad Ecosystem

SAP’s extensive ecosystem and partner network serves as a vital success driver, extending our reach in the marketplace. Our vibrant ecosystem is made up of more than 18,000 partners worldwide that build, sell, service, and run SAP solutions and technology.

Through the power of partnership and co-innovation, our partner ecosystem drives the bulk of SAP’s presence among small and midsize companies, making up more than 80% of SAP customers. Partners are helping SAP break into new markets with SAP Leonardo and SAP Cloud Platform, and are also developing intellectual property by creating prepackaged solutions to simplify cloud implementations for customers. As AI/machine learning, IoT, and blockchain technologies become mainstream, SAP and our partners are enabling our customers to become intelligent enterprises. By taking advantage of these innovative technologies in end-to-end business processes, businesses can drive the next level of automation and drive a next-generation value economy.

Investment in R&D

SAP’s strong commitment to R&D is reflected in our expenditures (see figure below).

In 2018, our IFRS R&D ratio, reflecting R&D expenses as a portion of total operating expenses, increased by 1.1 percentage points (pp) to 19.1% (2017: 18.0%). Our non-IFRS R&D ratio increased by 1.0pp to 19.4% year over year (2017: 18.4%). At the end of 2018, our total full-time equivalent (FTE) headcount in development work was 27,060 (2017: 24,872). Measured in FTEs, our R&D headcount was 28% of total headcount (2017: 28%).

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

–        Obtaining certification for products in different markets

–        Patent attorney services and fees

–        Consulting related to our product strategy

–        Professional development of our R&D workforce

Patents

SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position as a leader in business solutions and services. Our investment in R&D has resulted in numerous patents. As at December 31, 2018, SAP held a total of more than 9,542 validated patents worldwide. Of these, 700 were granted and validated in 2018.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or a combination of patents.

Security, Privacy, and Data Protection

Meeting Today’s Data Protection Challenges

Every day, organizations around the world trust SAP with their data – either on their own premises, in the cloud, or when using mobile devices while on the move. Our customers need to know that we will keep that data safe, process it in a manner that complies with local legislation, and protect it from malicious use.

For this reason, data protection and IT security are of paramount importance to us. We have implemented safeguards to help protect the fundamental rights of everyone whose data is processed by SAP, whether they are our customers, prospects, employees, or partners. In addition, we work towards compliance with all relevant legal requirements for data protection. Our chief security officer and our data protection officer report to the SAP chief financial officer (CFO) and monitor the compliance of all activities in these areas.

SAP has a formal security governance model in place. Relevant security topics are discussed at the Executive Board level numerous times each year, during steering committee meetings attended by individual or multiple board members. To meet and ensure consistent data protection compliance, our CFO and our data protection officer (DPO) meet at least monthly. Furthermore, our compliance status related to data protection has been an inherent part of Supervisory Board meetings.

Facing Increasing Risks in IT Security

Safeguarding data is an increasingly challenging task today. Companies are collecting and storing more data than ever before from more varied sources. Data now proliferates outside the four walls of businesses with multiple endpoints exposed and vulnerable to attack. Moreover, the sheer number of and the sophistication of attacks facing businesses are at an all-time high. We are seeing the “commercialization of hacking,” while new advanced persistent threats can bypass many traditional security protection techniques.

Establishing a Comprehensive Security Vision

For SAP and for our customers, security means more than just addressing compliance demands. Companies need to be proactive when securing business-critical data and core information assets.

Several of our security measures extend across all of our company and thus to all of our products and services. These measures include, among other things, the regular training of our employees on IT security, data protection, and privacy, including the handling of confidential information and ensuring controlled and restrictive access to customer information. In addition, we have developed a three-pronged strategy focusing on the security of our products, operations, and organization:

Secure Product Strategy: Championing Product Security

Businesses use SAP applications to process mission-critical transactional data, which can be highly attractive to cyberattackers. Our secure product strategy focuses on incorporating security features into our applications to minimize the risk of a security breach.

Our secure software development lifecycle is at the heart of this strategy. It provides a comprehensive methodological approach for incorporating security features and capabilities into our applications. Before a release decision is made, our software is assessed and validated by internal security experts. The development team then addresses any recommendations made by these security experts before we release the application.

We strive to align our secure software development lifecycle to the recommendations of the ISO/IEC 27034 standard for application security and our ISO 9001-certified process framework for developing standard software, as well as apply the methods for developing secure software.

Secure Operations Strategy: Running Secure Operations

Our secure operations strategy focuses on the security principles of “confidentiality, integrity, and availability” to support the overall protection of our business and our customers’ businesses. To help us achieve our mission to become an intelligent enterprise, we have established a comprehensive IT operations security framework. This includes system and data access, and system security configuration, through security patch management, proactive security event management, thread hunting, and robust incident handling.

Our secure operations strategy involves the implementation of key security measures across all layers, including physical access and process-integrated controls. Furthermore, our secure operations approach concentrates on the early identification of deviations from the standards defined in our security framework. Deviations are identified through a combination of automated and manual reviews that are performed by third parties as well as SAP employees.

Industry certifications are key success factors our secure operations strategy. Many of our cloud solutions undergo Service Organization Control (SOC) audits, including ISAE3402, SSAE16 SOC 1 Type II, and SSAE16 SOC 2 Type II. The SOC standards are harmonized with a number of certifications from the International Organization for Standardization (ISO), including ISO 9001, 27001, and 22301.

Secure Company Strategy: Taking a Holistic Approach to the Security of Our Business

At SAP, we take a holistic approach to the security of our company, encompassing processes, technology, and employees. At the heart of our secure company strategy are an information security management system and a security governance model that bring together different aspects of security. These include the following three main areas:

–        Security culture: Regular mandatory training, assessments, and reporting on these efforts foster awareness and compliance with our security policy and standards.

–        Secure environments: Industry-standard physical security measures are in place to ensure the security of our data centers and development sites so that we can protect buildings and facilities effectively.

–        Business continuity: We maintain a corporate continuity framework aimed at having robust governance in place at all times, and review this framework on an annual basis to adapt to new or changed business needs.

In addition to these important measures, up-to-date security mechanisms, such as authentication, authorization, and encryption, serve as a first line of defense. To secure the SAP software landscape, we offer a portfolio of security products, services, and secure support as well as security consulting. These offerings help our customers build security, data protection, and privacy capabilities into their businesses.

Our portfolio includes identity and access management tools and solutions for governance, risk, and compliance.

Furthermore, our SAP Cloud Trust Center site provides transparency for our customers with regard to how SAP helps to improve security, privacy, and compliance in cloud and on-premise landscapes.

Complying with Data Protection and Privacy Legislation

SAP respects and protects the right to data protection and privacy when processing the personal data of employees, applicants, customers, suppliers, and partners. While implementing appropriate security measures, we develop and pursue our data protection and privacy strategy in accordance with our business strategy.

Our global data protection and privacy policy and global data protection management system (DPMS) are designed to ensure that we comply with applicable data protection laws. These include the harmonized European data protection law, the General Data Protection Regulation (GDPR).

Our policy outlines a group-wide minimum standard for handling personal data in compliance with data protection and privacy laws. It defines requirements for all operational processes that affect the processing of, or access to, personal data. It also clearly allocates responsibilities and establishes organizational structures. We actively monitor changes to applicable laws and regulations so that we can update our standards on an ongoing basis.

Our DPMS conforms to the targets of the globally-recognized standard for data protection management systems, BS 10012:2017. Initially implemented at our global support organization, the DPMS has been successively rolled out and is now in place in all areas critical to data protection. It covers almost all areas and countries in which SAP has operations and will be introduced in all acquired companies. It is audited and certified on a yearly basis by the British Standards Institute and this audit last took place in April 2018.

We have implemented a wide range of measures to protect data controlled by SAP and SAP customers from unauthorized access and processing, as well as from accidental loss or destruction. Also, we are developing our products to support our customers in applying data protection requirements, including GDPR.

In 2018, SAP did not experience any significant incidents in processing personal data – either on our own behalf or on behalf of our customers – that were subject to GDPR or other applicable data protection laws.

Customers

Approaching Our Customers with Empathy

SAP’s purpose is to help the world run better and improve people’s lives. We achieve this by providing solutions that help our customers tackle the challenges of today’s world to be successful. We can only do this with a sharp focus on our customers’ needs. We want our customers to see a company that listens and responds to their needs. We want to design and develop with their needs in mind. We want them to experience a constantly improving SAP.

To achieve this, SAP has implemented extensive programs to deepen our relationship with customers. Through these efforts, we reach out to our customers to ensure we understand what works well and not so well in their partnership with SAP.

Measuring customer loyalty is a part of this program, and we use the Customer Net Promoter Score (Customer NPS) as one feedback mechanism to do so. This allows us to directly understand what our customers are thinking and identify key pain points for action. Our customers are of such importance to SAP, it is only logical that Customer NPS is one of our main KPIs.

Specifically, Customer NPS measures the willingness of our customers to recommend or promote SAP to others. It is derived from ongoing customer surveys that identify, on a scale of 0–10, whether a customer is likely to recommend SAP to friends or colleagues, is neutral, or is unwilling to recommend. The responses are divided into three groups as follows:

–        9 or 10: promoters

–        7 or 8: passives

–        6 or below: detractors

To derive the Customer NPS, we start with the percentage of promoters and subtract the percentage of detractors. Passives are ignored. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the NPS methodology. In 2018, after critically reviewing the process of how we contact customers to participate in the survey, we made changes. We implemented a more standardized and more rigorous process to approach customer contacts in a more consistent manner across the company. We believe every customer, rather than only a sample, should have a voice.

To adhere to this, we implemented measures to ultimately ensure all of our customers are invited to give feedback and a random selection of key contacts at each customer is selected to participate in the survey. This increases the quality and representation of the feedback we are receiving and helps us engage in an open dialogue with our customers. We have further reduced the set of criteria for which a customer can be excluded from the survey, designed our Customer NPS survey instrument to best practice standards and with a focus on probing for critical feedback.

68% of customers gave us a score of 7 or higher. This means that a large majority of customers are satisfied or highly satisfied with SAP. Because the percentage of customers who rated us 9 or 10 is slightly smaller than the percentage of customers who rated us 6 or below our Customer NPS for 2018 is –5.0 (2017: +17.8). We did not reach our target of +21 to +23 in 2018. This was mainly due to the fact that we have a more rigorous process to ensure we receive open and direct feedback. Below you can find some of the programs we have implemented to address pain points customers share with us in their feedback.

As we implement these customer engagement programs and with continued rigor in our processes, we are targeting a Customer NPS of +1.0 in 2019 and a steady increase in 2020 and beyond.

For more information about the Customer NPS, see the Performance Management System section.

Focusing on Customer Engagement

In addition to quantitative customer feedback such as Customer NPS, we also utilize numerous executive, customer, and product advisory boards and councils. These committees allow SAP to listen to and engage customers for their feedback and guidance relative to our business and technology strategies, solutions, and services. Through these efforts, SAP gains a more detailed understanding of our strategies, road maps, and potential improvements. The long-term objective for each of these efforts is value generation for our customers and SAP alike.

One of the programs we have introduced to support our customer engagement is Build Customers for Life. Customers expect us to deliver one lifecycle experience across our portfolio, all while delivering the promise of integration across our portfolio. To turn this objective into action, the program establishes unified post-sales process standards and supporting IT infrastructure across all cloud offerings. In this way, it enables one harmonized customer experience across both digital and direct interaction points with SAP.

Another example is our global Customer First initiative, where efforts are underway to improve the way we work and care for our customers by ensuring we provide a consistent, positive, end-to-end experience that helps deliver successful outcomes for them.

Some specific areas where we have received valuable feedback involve:

–        Harmonizing our interactions with customers

–        Continuing to evolve our portfolio into a seamless Intelligent Enterprise offering

–        Further integrating customer experience for our cloud assets in particular

We engage in this process transparently, as we believe transparency leads to accountability. When feedback is honest, actionable, and transparent, we can address it head on and truly improve our customer experience. Further, the impact of measures and improvements is clearly visible. In this way, SAP continues to take measures to ensure customer feedback is incorporated in our business.

Finally, we not only believe this customer focus is good for SAP, but also for our customers. Our commitment to our customer experience is clearly evidenced by our acquisition of Qualtrics. As we integrate Qualtrics into our portfolio, we will not only be embedding this technology into our software, but will also be offering experience management to our customers.

Energy and Emissions

Being a Front-Runner for a Greener Way of Working

SAP takes its environmental responsibilities seriously and strives to be a role model for sustainable business operations. We believe that by running cleaner, greener operations, we can make a difference to our planet. In addition, we aim to enable our customers to reduce their overall carbon footprint through our software.

Our global environmental policy promotes a more productive use of resources by providing transparency in environmental issues, driving efficiency, and leveraging transformational strategies. It also outlines our environmental goals.

The SAP Executive Board sponsor for sustainability, including climate change, is our chief financial officer (CFO). Our chief sustainability officer and our dedicated sustainability organization coordinate our response to climate change, which includes assessing and managing climate-related risks and opportunities. Facilities management staff design and operate our facilities based on robust environmental standards. In addition, our IT operations personnel is committed to optimizing energy consumption in our data centers. We assess our environmental performance and risks in quarterly management reviews.

Designed to enable continous improvement and protect the environment, our environmental management system based on the ISO 14001 standard was rolled out to seven additional SAP sites in 2018. The system now covers 55 SAP sites in 30 countries. In 2018, we successfully audited the Walldorf and St. Leon-Rot sites in Germany, thus fulfilling our target for the system to cover operations affecting about 70% of employees globally. Currently, we are also implementing the ISO 50001 energy management system for the Walldorf and St. Leon-Rot sites.

Cutting Carbon Emissions

In 2017, we announced a commitment to making our operations carbon neutral by 2025. This is the next logical step in our long-term greenhouse gas (GHG) avoidance strategy, which also includes an undertaking to reduce GHG emissions to levels of the year 2000 by 2020, which we achieved in 2017. The target includes all direct emissions from running our business as well as a selected subset of indirect emissions from supply chains and services. Furthermore, as a member of the Science-Based Targets initiative, we were the first German company to release a science-based climate target. This target reflects the level of decarbonization required to keep the global temperature increase below two degrees Celsius compared to pre-industrial temperatures. At SAP, this corresponds to an 85% reduction in our 2016 emissions level by 2050, including energy consumption of our products in use at our customers.

A number of initiatives harness innovative technologies to help us run our operations in a way that minimizes our impact on the environment. In addition, our investment in renewable electricity certificates and carbon credits enables us to support sustainability projects across the globe.

Total Net Emissions

In addition to our long-term commitment for 2025, we have derived annual targets for our internal operational steering. In 2018, we overachieved our annual target to reduce our emissions to 333 kilotons (kt) of CO2 by 23 kt. This result stems primarily from compensation with carbon emission offsets. Our focus on carbon emissions has contributed to a cumulative cost avoidance of €272.8 million in the past three years, compared to a business-as-usual scenario based on 2007. We achieved 39% of this cost avoidance in 2018.

Total Energy Consumption

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

We have introduced initiatives to drive efficiency and innovation with respect to our buildings, data center operations, and infrastructure. For example, in 2018, one of our main data centers in St. Leon-Rot, Germany, had a very efficient power usage effectiveness (PUE) of 1.36. The PUE is a ratio that describes the efficiency of a data center, with 1.0 being the ideal. In early 2019, SAP will open its new state-of-the-art data center in Walldorf, Germany.

Committing to 100% Renewable Electricity

Our commitment to 100% renewable electricity is crucial to making our operations more sustainable. While SAP produces a small amount of renewable electricity through solar panels in some locations, we rely primarily on the purchase of renewable energy certificates (RECs) to achieve our target of 100% renewable electricity. We only invest in Gold Standard RECs, which support renewable energy projects that meet robust criteria in terms of environmental integrity, stakeholder inclusivity, and reporting and verification. All of these RECs are 100% EKOenergy label certified, the highest quality energy ecolabel available.

Total Data Center Electricity

Helping Our Customers Run Greener Operations

The vast majority of our overall emissions result from the use of our software. When our customers run SAP software on their hardware and on their premises, the resulting carbon footprint is about 38 times the size of our own net carbon footprint. To address this, we have developed a downstream emissions strategy to help our customers, hardware providers, and others run greener operations. One of the most important ways we help our customers reduce their energy usage and emissions is by managing their SAP systems through cloud services provided by our carbon-neutral green cloud offerings. In addition, the solutions in our portfolio enable our customers to manage their resources, such as electricity, in an efficient manner.

The SAP HANA platform also plays a vital role in helping our customers cut their carbon emissions. By combining the worlds of analytic and transactional data into one real-time, in-memory platform, it can help create much leaner operations, further simplifying the system landscape and reducing energy consumption. With the new SAP Profitability and Performance Management application powered by SAP HANA, we have integrated value chain sustainability management and carbon footprint management to support our customers on their path to increased transparency and combine non-financial and financial data into reporting and steering. For example, customers can improve their real-time energy demand response for power demand management.

SAP also works with customers to optimize their on-premise landscapes so that they consume less energy. We achieve this by helping them decommission legacy systems, archive unused data, consolidate business applications, and virtualize their system landscape.

Driving Environmental Initiatives Throughout SAP

We continuously pursue strategies to help us achieve our goal of reducing emissions at a time of ongoing growth in our business. Key initiatives for 2018 included the following:

EKOenergy Certification

Most of our renewable electricity is purchased on the electricity market and is not produced by SAP. As recommended by the Greenhouse Gas Protocol and CDP, we actively look for the best available quality. Therefore, all of our purchased renewable electricity is EKOenergy certified. EKOenergy is the international not-for-profit ecolabel for energy. It certifies electricity from renewable energy installations that fulfil additional sustainability criteria. Through the purchase of EKOenergy certified electricity, we also contribute to EKOenergy’s Climate Fund, used to finance solar projects tackling energy poverty.

Electric Vehicles

As a result of our business expansion, the number of SAP employees eligible for a company car has increased annually. We want to ensure that the resulting growth in our car fleet does not undo our successes in cutting emissions. To help address this, SAP aims to increase the number of electric vehicles (battery electric vehicles and plug-in hybrid electric vehicles) in our company car fleet from 7% at the end of 2018 to 20% by 2020.

All electric company cars charged at SAP are powered with 100% renewable electricity. In addition, in Germany, we provide employees with an incentive to switch to electric alternatives by offering a battery subsidy that partially offsets the higher costs of an electric vehicle.

Internal Carbon Pricing for Business Flights

In addition to avoiding business flights by investing in virtual collaboration and communication technologies, we invest in carbon emission offsets for air travel in the majority of countries we travel from by charging an internal carbon price. This offset effort resulted in a compensation of 170 kt of CO2 in 2018.

Investment in Carbon Credits

In 2018, we continued to realize the benefits of our investment in the Livelihoods Fund. Several years ago, we made a commitment to invest €3 million covering a 20-year participation in a fund that supports social causes as well as the sustainability of agricultural and rural communities worldwide. The returns from this unique investment in the Livelihoods Fund consist of high-quality carbon credits. Following the success of this scheme, we will invest in a second Livelihoods Fund in 2019, committing another €3 million over the next 30 years and thus increasing our commitment to sustainable initiatives. In 2018, the carbon credits we received from the first fund helped us to offset our carbon footprint by 35.7 kt.

SAP has pledged to plant five million trees by 2025 in collaboration with various non-governmental organizations. In 2018, we started by investing in an additional 500,000 trees as part of our carbon offsetting initiatives.

Intellectual Property, Proprietary Rights and Licenses

We rely on a combination of the protections provided by applicable statutory and common law rights, including trade secret, copyright, patent, and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect our proprietary rights in our products. For further details on risks related to SAP’s intellectual property rights, see “Item 3. Key Information — Risk Factors — Operational Risks.”

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

We are named as a defendant or plaintiff in various legal proceedings for alleged intellectual property infringements. See Note (G.4) to our Consolidated Financial Statements for a more detailed discussion relating to certain of these legal proceedings.

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 465,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 160,000 square meters. In approximately 70 countries worldwide, we occupy roughly 1,870,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square and Palo Alto (United States); Ban-galore (India); Sao Leopoldo (Brazil); London (UK); Ra’anana (Isra-el), Colorado Springs (United States) and a few other locations in and outside of Germany.

The office and datacenter space we occupy includes approximately 380,000 square meters in the EMEA region, excluding Germany, approximately 430,000 square meters in the region North and Latin America, and approximately 435,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training, administration and messaging. Substantially all our facilities are being fully used or sublet. For a discussion on our non-current assets by geographic region see Note (D.6) to our

Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We are currently undertaking construction activities in various locations to increase our capacity for future expansion of our business. Our significant construction activities are described below, under the heading “Principal Investments and Divestitures Currently in Progress.”

Investments

Principal Investments and Divestitures Currently in Progress

In 2018, we continued various construction projects and started new construction activities in several locations. Except for one new office building in Walldorf, which is partially financed by a promotional loan, we plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total Cost	Costs Incurred as at 12/31/2018	Estimated Completion Date
Germany	Walldorf	New office building for approx. 450 employees	38	27	January 2019
Germany	St. Leon-Rot	New office building for approx. 450 employees	38	24	April 2019
Germany	Walldorf	New office building for approx. 700 employees	74	66	February 2019
Germany	Walldorf	New data center phase 2	52	34	July 2019
Brazil	Sao Leopoldo	New office building for approx. 700 employees	33	2	December 2020
Bulgaria	Sofia	New office building for approx. 1.200 employees	46	0	September 2021
Germany	Munich	New office building for approx. 850 employees	100	0	December 2021
India	Bangalore	New office building for approx. 4,000 employees	97	13	December 2022

For more information about planned investment expenditures, see the Investment Goals section. There were no material divestitures within the reporting period.

Principal Investments and Divestitures for the Last Three Years

Our principal investments for property, plant, and equipment (other than from business combinations) amounted to €1,302 million in 2018 (2017: €1,196 million; 2016: €933 million). Principal investments in 2018 for property, plant, and equipment increased compared to 2017 primarily due to replacement and purchase of IT infrastructure (data centers, etc.) and the construction of new buildings. The increase from 2016 to 2017 was mainly due to replacement and purchase of IT infrastructure (data centers, etc.).

Our investments for intangible assets such as acquired technologies and customer relationships amounted to €791 million in 2018 compared to €227 million in 2017 (2016: €158 million). Our investments allocated to goodwill increased to €1.609 million in 2018 from €205 million in 2017 (2016: €57 million). The increase in 2018 mainly results from the Callidus acquisition (see Note (D.1) for additional information). The respective increases in 2017 are due to one acquisition which added more goodwill than the several small acquisitions in 2016. For further details on investments related to acquisitions, see Notes (D.2) and (D.3) to our Consolidated Financial Statements.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

For information on our principal sources of revenue and how the different types of revenue are classified in our income statement refer to Note (A.1) to our Consolidated Financial Statements.

See “Item 4. Information about SAP — Products, Research & Development, and Services” for a more detailed description of the products and services we offer.

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

–   the factors that we believe impacted our performance in 2018;

–   our outlook for 2018 compared to our 2018 actual performance (non-IFRS);

–   a discussion of our operating results for 2018 compared to 2017 and for 2017 compared to 2016;

–   the factors that we believe will impact our performance in 2019; and

–   our financial targets and prospects.

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors” and “Item 18. Financial Statements.”

Economy and the Market

Global Economic Trends

In 2018, the global economy remained resilient and continued to expand at a steady pace, but at the same time, it showed signs of moderating momentum. That is what the European Central Bank (ECB) reported in its December 2018 Economic Bulletin1. Overall, the services sector performed better in 2018 than manufacturing, and advanced economies better than emerging markets, due to more accommodative financial conditions. According to the ECB, economic activity weakened most substantially in those emerging markets that had been subject to financial turmoil in the summer, including Argentina and Turkey.

In the Europe, Middle East, and Africa (EMEA) region, euro area real GDP increased on a broad basis and remained resilient overall, but on a lower level than the ECB had expected in the course of the year. This was mostly due to a diminishing demand for goods exports and temporary sector-specific developments (for example, car production in Germany). Meanwhile, services exports increased slightly, and the construction business showed robust growth. In addition, a strong labor market supported private consumption, while business investment benefitted from domestic demand, favourable financing conditions, and improving balance sheets.

As for the Americas region, economic activity rebounded in the United States in 2018 and remained resilient. However, trade tensions with China escalated when both countries introduced tariffs on each other’s exports in the second half of the year.

The Asia Pacific Japan (APJ) region in 2018 saw a rebound in economic activity but the end of fiscal stimulus in Japan. As a result, the Japanese economy even contracted during the third quarter, due also to temporary factors related to natural disasters. At the same time, economic activity in China remained strong, despite the trade tensions with the United States. According to the ECB, robust exports, solid consumption, easing financial conditions, and a supportive government policy strengthened the Chinese economy.

The IT Market

Digital transformation was well on its way in 2018, elaborates the U.S.-based market research firm International Data Corporation (IDC) in its most recent publications3. This is what we described in our previous annual and half-year reports as well. IDC research shows that 46% of companies finished their “experimentation” stage in 2018 and opted for an integrated digital strategy and architecture, not just digitally-enabled products and services. Thus, in nearly every industry and in organizations of every size, digital transformation helped create new sources of revenue through higher competitiveness, with a huge impact on the global economy.

According to IDC, the Internet of Things (IoT) was a major topic again in 2018, as it helped businesses run more efficiently, gain insight into business processes, and make real-time decisions. Worldwide spending on IoT amounted to US$725.4 billion (+14.9%) in 2018, US$159.5 billion (+18.8%) of which in the EMEA region, US$212.9 billion (+15.0%) in the Americas region, and US$353.0 billion (+13.1%) in the APJ region. The largest portion of these spendings was in the device category, followed by application software, platform, and ongoing services5.

In 2018, reports IDC, a further shift towards public cloud platforms took place and made these platforms primary sources for fundamental innovation in the application and service world, such as blockchain, data management, mobile, and security2. However, it was mostly the need for machine learning and advanced analytics, whose workloads require the scalability and elasticity of cloud computing, that drove adoption of these systems into the cloud4.

ERP rationalization and modernization were another focus in 2018, with the aim to develop new sources of revenue through data management monetization3. Artificial intelligence (AI) became a part of numerous technologies and solutions and reached more devices, apps, and services than before. IDC calculates that enterprises using this technology made 21% of their revenue with it in 2018.

Sources:

1) European Central Bank, Economic Bulletin, Issue 8/2018, Publication Date: December 27, 2018 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb201808.en.pdf)

2) IDC FutureScape: Worldwide IT Industry 2019 Predictions, Doc #US44403818, October 2018

3) IDC FutureScape: Worldwide Digital Transformation 2019 Predictions, Doc #US43647118, October 2018

4) IDC FutureScape: Worldwide Intelligent ERP 2019 Predictions, Doc #US43262918, October 2018

5) IDC Market Forecast: Worldwide Internet of Things Forecast, 2018–2022, September 2018

Impact on SAP

The velocity of the global digital transformation increased further and SAP continued to significantly benefit from this mega trend. The strong momentum across our entire portfolio and in all regions was remarkable, and the share of our more predictable revenue reached a new high.

Performance Against Our Outlook for 2018 (Non-IFRS)

As in previous years, our 2018 operating profit-related goals and published outlook were based on our non-IFRS financial measures at constant currencies. For this reason, in the following section we discuss performance against our outlook only in terms of non-IFRS numbers derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of the International Financial Reporting Standards (IFRSs), so the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2018 (Non-IFRS)

At the beginning of 2018, we projected that our 2018 non-IFRS cloud subscriptions and support revenue would be between €4.8 billion and €5.0 billion at constant currencies (2017: €3.77 billion). This range represents a growth rate of 27% to 33% at constant currencies. The Company expected full-year 2018 non-IFRS cloud and software revenue to be in a range of €20.7 billion to €21.1 billion at constant currencies (2017: €19.55 billion). This range represents a growth rate of 6% to 8% at constant currencies. In addition, we aimed for non-IFRS total revenue in a range of €24.6 billion to €25.1 billion at constant currencies (2017: €23.46 billion). This range represents a growth rate of 5% to 7% at constant currencies. We also projected our full-year non-IFRS operating profit for 2018 would end between €7.3 billion and €7.5 billion (2017: €6.77 billion) at constant currencies. This range represents a growth rate of 8% to 11% at constant currencies. We expected a full-year 2018 effective tax rate (IFRS and non-IFRS) of 27.0% to 28.0% (2017: 19.5% (IFRS) and 22.8% (non-IFRS)).

On April 5, 2018, SAP completed the acquisition of Callidus Software Inc. (CallidusCloud). In light of this acquisition and our strong operating profit in the first quarter, we adjusted our outlook in April 2018 for all parameters. We then expected non-IFRS cloud subscriptions and support revenue to reach a range between €4.95 billion and €5.15 billion at constant currencies. We also raised our forecast for non-IFRS cloud and software revenue to a range of €20.85 billion to €21.25 billion at constant currencies. We expected our non-IFRS total revenue to end between €24.8 billion and €25.3 billion at constant currencies. We also adjusted our outlook for non-IFRS operating profit for 2018 upward to range between €7.35 billion and €7.5 billion at constant currencies.

In July 2018, based on the strong momentum in our cloud business, we raised our forecast for 2018 non-IFRS cloud subscriptions and support revenue once more, to a range of €5.05 billion to €5.2 billion at constant currencies. We consequently also adjusted our outlook for the other parameters, as follows: The forecast for non-IFRS cloud and software revenue was increased to a range of €21.025 billion to €21.25 billion at constant currencies, the forecast for non-IFRS total revenue was increased to a range of €24.975 billion to €25.3 billion at constant currencies, and the forecast for non-IFRS operating profit was increased to a range of €7.4 billion to €7.5 billion at constant currencies. We continued to expect a full-year 2018 effective tax rate (IFRS and non-IFRS) of 27.0% to 28.0%, but now expected to reach the upper end of these ranges.

In October 2018, based on the continued strong momentum in our cloud business, the Company raised its outlook a third time for non-IFRS cloud subscriptions and support revenue, to range between €5.15 billion and €5.25 billion at constant currencies. This range represents a growth rate of 36.5% to 39% at constant currencies. Consequently, we also raised the forecast for non-IFRS cloud and software revenue to a range of €21.15 billion to €21.35 billion at constant currencies. This range represents a growth rate of 8% to 9% at constant currencies. We expected our non-IFRS total revenue to end between €25.2 billion and €25.5 billion at constant currencies. This range represents a growth rate of 7.5% to 8.5% at constant currencies. We also adjusted our outlook for non-IFRS operating profit for 2018 upward to range between €7.425 billion and €7.525 billion at constant currencies. This range represents a growth rate of 9.5% to 11% at constant currencies. We continued to expect a full-year 2018 effective tax rate (IFRS) at the upper end of the range of 27.0% to 28.0%, but now expected an effective tax rate (non-IFRS) of 26.5% to 27.5%.

2018 Actual Performance Compared to Outlook (Non-IFRS)

We hit or exceeded the raised outlook for all our guidance parameters we published in April, July, and October.

Comparison of Outlook and Results for 2018

	Outlook for 2018 (as reported in Integrated Report 2017)	Revised Outlook for 2018 (Q1 Quarterly Statement)	Revised Outlook for 2018 (Q2 Quarterly Statement)	Revised Outlook for 2018 (Q3 Quarterly Statement)	Results for 2018
Cloud subscriptions and support revenue (non-IFRS, at constant currencies)	€4.80 billion to €5.00 billion	€4.95 billion to €5.15 billion	€5.05 billion to €5.20 billion	€5.15 billion to €5.25 billion	€5.21 billion
Cloud and software revenue (non-IFRS, at constant currencies)	€20.70 billion to €21.10 billion	€20.85 billion to €21.25 billion	€21.025 billion to €21.25 billion	€21.15 billion to €21.35 billion	€21.58 billion
Total revenue (non-IFRS, at constant currencies)	€24.60 billion to €25.10 billion	€24.80 billion to €25.30 billion	€24.975 billion to €25.30 billion	€25.20 billion to €25.50 billion	€25.96 billion
Operating profit (non-IFRS, at constant currencies)	€7.3 billion to €7.50 billion	€7.35 billion to €7.50 billion	€7.40 billion to €7.50 billion	€7.425 billion to €7.525 billion	€7.48 billion
Effective tax rate (IFRS)	27.0% to 28.0%		27.0% to 28.0%*		27.0%
Effective tax rate (non-IFRS)	27.0% to 28.0%		27.0% to 28.0%*	26.5% to 27.5%	26.3%

* In the 2018 Half-Year Report, we confirmed our previous outlook, but now expected to reach the upper end of these ranges.

Despite economic and diplomatic tensions, arising particularly from the trade conflict between China and the United States, and uncertainties regarding the possible outcome and effects of the Brexit negotiations, our new and existing customers in 2018 continued to show a strong willingness to invest in our solutions and services.

At constant currencies, non-IFRS cloud subscriptions and support revenue grew from €3.77 billion in 2017 to €5.21 billion in 2018 and therefore ended in our guidance range of €5.15 billion to €5.25 billion. That represents an increase of 38% on a constant currency basis.

Our new cloud bookings, which are one of our measures for cloud-related sales success and for future cloud subscriptions revenue, increased in 2018 to €1.81 billion (2017: €1.45 billion). This is an increase of 25% (28% on a constant currency basis). In addition to this strong growth, our cloud backlog (unbilled future revenue based on existing cloud contracts) reached €10.1 billion (2017: €7.5 billion). This is an increase of 35% (30% on a constant currency basis). We expect this committed business to contribute to our cloud subscriptions and support growth in 2019 and beyond.

Besides the strong cloud business, our traditional on-premise business again achieved a solid result on a constant currency basis in 2018, at the same strong level as the year before. On a constant currency basis, non-IFRS cloud and software revenue grew from €19.55 billion in 2017 to €21.58 billion in 2018. That represents an increase of 10% on a constant currency basis. This revenue thus overachieved the forecast for 2018, which was raised in April, July, and October.

Our total revenue (non-IFRS) on a constant currency basis rose 11% in 2018 to €25.96 billion (2017: €23.46 billion) and therefore beat our repeatedly increased outlook.

Operating expenses (non-IFRS) in 2018 on a constant currency basis were €18.48 billion (2017: €16.69 billion), an increase of 11%.

Our expense base in 2018 continued to be impacted by our transformation to a fast-growing cloud business. In our initial outlook for 2018, we expected the cloud subscriptions and support gross margin to be at least stable or to increase slightly compared to 2017. The cloud subscriptions gross margin for 2018 was 63%, an increase of 0.7pp on a constant currency basis year over year. Despite continued investment in our business transformation, the margin improvement was primarily driven by increasing efficiency of our cloud offerings.

All cloud subscriptions and support gross margins on our various cloud offerings developed positively in 2018:

Our cloud subscriptions gross margin (non-IFRS) in our Business Network business increased further by 1.1pp (on a constant currency basis), resulting in 78% for 2018, already close to our long-term ambition of 80% for 2020. This excellent result is attributable to the continued positive gross margin development within the SAP Ariba and SAP Concur portfolio.

The cloud subscriptions gross margin (non-IFRS) on our infrastructure as a service (IaaS) cloud offering continued to develop well in 2018. Our cloud subscription gross margin (non-IFRS) was 13% in 2018, which reflects an improvement of 6.5pp on a constant currency basis.

Profitability in our software as a service/platform as a service (SaaS/PaaS) cloud offering was 60% at constant currencies (non-IFRS) for 2018. Despite ongoing investments in the further development and harmonization of our various software as a service/platform as a service offerings on a single platform, we were able to increase the margin a further 2.4pp compared to our long-term ambition of 70%.

We saw efficiency improvements in both our cloud and traditional on-premise business, which drove continued operating profit expansion. Non-IFRS operating profit in 2018 was €7.48 billion on a constant currency basis (2017: €6.77 billion), reflecting an increase of 10%. As a result, we were able to surpass our excellent results from 2017, despite our continued investment in our business transformation during the reporting year. The positive development of our operating profit was largely influenced by investment decisions focused on customers and products which, among other things, resulted in an increase in our overall headcount by 7,955 full-time equivalents (thereof 5,912 organic), primarily in research and development, services, cloud, and sales. With these additional resources, we continued to make targeted investments in our innovation areas and growth markets. Thus, constant currency non-IFRS operating profit amounting to €7.48 billion was above the midpoint of our outlook range raised in October (€7.425 billion to €7.525 billion).

We achieved an effective tax rate (IFRS) of 27.0% and an effective tax rate (non-IFRS) of 26.3%, which is at the lower end of the range of 27.0% to

28.0% (IFRS) and below the adjusted outlook of 26.5% to 27.5% (non-IFRS). This mainly resulted from taxes for prior years.

Our constant currency non-IFRS revenues and non-IFRS results in 2018 were driven by our positive business development as well as the following factors:

–                The adoption of the new revenue recognition standard IFRS 15 at the beginning of fiscal year 2018 took place without adjusting prior-year figures. Revenue was €0.16 billion higher (non-IFRS at constant currencies) than it would have been under the previous revenue recognition standard, while operating expenses (non-IFRS at constant currencies) were €0.25 billion lower after applying the new standard. For more information about the adoption of IFRS 15, see the Notes to the Consolidated Financial Statements, Note (A.5).

–                  Revenue and earnings from our acquisitions are reflected in our results as of the respective acquisition date. Callidus Software Inc. (CallidusCloud), as our largest acquisition, had a positive impact of €0.16 billion in cloud subscriptions and support revenue (non-IFRS at constant currencies) and a positive impact of €0.05 billion on operating profit at constant currencies. For more information about our acquisitions in fiscal year 2018, see the Notes to the Consolidated Financial Statement, Note (D.1).

–                  Besides the financial recognition of hyperinflation in Argentina and Venezuela, our non-IFRS numbers at constant currencies are further impacted by the hyperinflation due to the mechanics of our constant currency adjustments: By applying prior-year currency exchange rates to our current-period numbers, these numbers are adjusted for currency exchange rate changes. In contrast, the 2018 constant currency numbers are not adjusted for the respective change in inflation. This benefitted the non-IFRS software revenue by €0.15 billion at constant currencies, the non-IFRS software support revenue by €0.15 billion at constant currencies, and our non-IFRS total revenue by €0.46 billion at constant currencies. In contrast, the operating expenses (non-IFRS at constant currencies) experienced a negative impact of €0.34 billion, resulting in an increase in our non-IFRS operating profit (non-IFRS) of €0.12 billion at constant currencies. For more information about currency conversion and hyperinflation, see the Notes to the Consolidated Financial Statements, Note (IN.1).

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures, so the IFRS numbers are not expressly identified as such.

Our 2018 Results Compared to Our 2017 Results (IFRS)

Revenue

Total Revenue

Total revenue increased from €23,461 million in 2017 to €24,708 million in 2018, representing an increase of €1,247 million, or 5%.

The growth in revenue resulted primarily from a €1,224 million increase in cloud subscriptions and support revenue to €4,993 million. Cloud and software revenue represented 83% of total revenue in 2018 (2017: 83%). Service revenue increased 4% from €3,912 million in 2017 to €4,086 million in 2018, which was 17% of total revenue (2017: 17%).

Revenue by Revenue Type

For more information about our regional performance, see the Revenue by Region section below.

Cloud and Software Revenue

Revenue from cloud subscriptions and support refers to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP during the term of its contract with SAP. Software revenue results from the fees earned from selling or licensing software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. For further information about our revenue types, see the Notes to the Consolidated Financial Statements, Note (A.1).

Cloud and software revenue grew from €19,549 million in 2017 to €20,622 million in 2018, an increase of 5%.

Cloud and Software

Cloud subscriptions and support revenue increased from €3,769 million in 2017 to €4,993 million in 2018.

Cloud Subscriptions and Support

Impacted by currency headwinds, our software revenue declined by €225 million from €4,872 million in 2017 to €4,647 million in 2018. Our customer base continued to expand in 2018. Based on the number of contracts concluded, 15% of the orders we received for software in 2018 were from new customers (2017: 15%). The total value of software orders received decreased 9% year over year. The total number of contracts signed for new software decreased 1% to 58,530 (2017: 59,147), with an average order value of €82 thousand in 2018 (2017: €89 thousand). Of all our software orders received in 2018, 29% were attributable to deals worth more than €5 million (2017: 30%), while 39% were attributable to deals worth less than €1 million (2017: 40%).

Our stable customer base, the continued demand for our software throughout 2018 and the previous years, and the continued interest in our support offerings resulted in an increase in support revenue from €10,908 million in 2017 to €10,981 million in 2018. The SAP Enterprise Support offering was the largest contributor to our support revenue. The €73 million, or 1%, growth in support revenue is primarily attributable to our SAP Product Support for Large Enterprises services and our SAP Enterprise Support services. The acceptance rate for SAP Enterprise Support among new customers remained very high in 2018 at 98% (2017: 99%).

Software and support revenue decreased €152 million, or 1%, from €15,780 million in 2017 to €15,628 million in 2018

We define more predictable revenue as the sum of our cloud subscriptions and support revenue and our software support revenue. Compared to the previous year, our more predictable revenue increased from €14,677 million in 2017 to €15,975 million in 2018. This reflects a rise of 9%. More predictable revenue accounted for 65% of our total revenue in 2018 (2017: 63%).

More Predictable Revenue

Services Revenue

Services revenue combines revenue from professional services, premium support services, and other services such as training services and messaging services. Professional services primarily relate to the implementation of our cloud subscriptions and on-premise software products. Our premium support offering consists of high-end support services tailored to customer requirements. Messaging services are primarily transmission of electronic text messages from one mobile phone provider to another.

Services revenue increased €175 million, or 4%, from €3,912 million in 2017 to €4,086 million in 2018.

A solid market demand led to a 4% increase of €141 million in consulting revenue and premium support revenue from €3,215 million in 2017 to €3,356 million in 2018. In 2018, consulting and premium support revenue contributed 82% of the total service revenue (2017: 82%) and 14% of total revenue (2017: 14%).

Revenue from other services increased €34 million, or 5%, to €731 million in 2018 (2017: €697 million).

Revenue by Region

(based on customer location)

EMEA Region

In 2018, the EMEA region generated €11,104 million in revenue (2017: €10,415 million), which was 45% of total revenue (2017: 44%). This represents a year-over-year increase of 7%. Revenue in Germany increased 9% to €3,658 million (2017: €3,352 million). Germany contributed 33% (2017: 32%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in the United Kingdom, France, Switzerland, the Netherlands, and Italy. Cloud and software revenue generated in the EMEA region totaled €9,339 million (2017: €8,759 million). That was 84% of all revenue from the region (2017: 84%).

EMEA: Cloud and Software Revenue

Cloud subscriptions revenue in the EMEA region rose 40% to €1,441 million in 2018 (2017: €1,029 million). Software licenses and software support revenue rose 2% to €7,898 million in 2018 (2017: €7,730 million).

Americas Region

In 2018, 39% of our total revenue was generated in the Americas region (2017: 40%). Total revenue in the Americas region increased 4% to €9,713 million; revenue generated in the United States increased 6% to €7,880 million. The United States contributed 81% (2017: 80%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue decreased 4% to €1,832 million, induced by a challenging macroeconomic situation in Latin America. Revenue in the remaining countries of the Americas region was generated primarily in Canada, Brazil, and Mexico. Cloud and software revenue generated in the Americas region totaled €7,973 million (2017: €7,666 million). That was 82% of all revenue from the region (2017: 82%).

Americas: Cloud and Software Revenue

Cloud subscriptions revenue in the Americas region rose 27% to €2,941 million in 2018 (2017: €2,321 million). Software licenses and software support revenue decreased to €5,032 million in 2018 (2017: €5,345 million).

APJ Region

In 2018, 16% (2017: 16%) of our total revenue was generated in the APJ region. Total revenue in the APJ region increased 5% to €3,891 million. In Japan, revenue increased 9% to €963 million. Revenue from Japan was 25% (2017: 24%) of all revenue generated in the APJ region. In the remaining countries of the APJ region, revenue increased 4%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, India, and China. Cloud and software revenue in the APJ region totaled €3,310 million in 2018 (2017: €3,124 million). That was 85% of all revenue from the region (2017: 84%).

APJ: Cloud and Software Revenue

Cloud subscriptions revenue in the APJ region rose 46% to €611 million in 2018 (2017: €419 million). Software licenses and software support revenue slightly decreased from €2,705 million in 2017 to €2,699 million in 2018, reflecting a year-over-year growth of 0%.

Operating Profit and Operating Margin

SAP posted record revenues in 2018, particularly in Cloud and Services. Total revenue grew 5% to €24,708 million (2017: €23,461 million), representing an increase of €1,247 million.

On the other hand, our operating expenses increased €421 million or 2% to €19,005 million (2017: €18,584 million). The main contributors to that increase were our continued investment in research and development as well as our revenue-related cloud subscriptions and support activities. We also continued our investments in the Services area in line with the increased revenue. Concurrently, the decreased share price in 2018 lead to declining costs of share-based compensation of €830 million (2017: €1,120 million). Restructuring expenses decreased further to €19 million (2017: €182 million). Our employee headcount (measured in full-time equivalents, or FTEs) increased by 7,955 FTEs year over year to 96,498.

Overall, our growth in revenue exceeded the increase in expenses, leading to a 17% increase in operating profit to €5,703 million (2017: €4,877 million).

Operating Profit

Operating Margin

As an overall result of these effects on operating profit, our operating margin widened 2.3pp to 23.1% in 2018 (2017: 20.8%). Our revenues and results in 2018 were influenced by positive business developments as well as the following special effects (for the impacts on our non-IFRS results at constant currencies, see the Performance Against Our Outlook for 2018 section):

–                 In 2018, the adoption of IFRS 15 had a positive effect on software license and support revenue of €170 million. Combined with other counter-effects, this resulted in a total effect on our revenues of €158 million. Our operating expenses benefited by €239 million and our operating profit was positively impacted by €399 million. For more information about the adoption of IFRS 15, see the Notes to the Consolidated Financial Statements, Note (A.5).

–                 The acquisition of Callidus Software Inc. (CallidusCloud) had a positive impact since the closing date of €126 million on our cloud subscriptions and support revenue, and a negative impact on our operating profit of €70 million. For more information about our acquisitions in 2018, see the Notes to the Consolidated Financial Statement, Note D.1.

–                 The financial recognition of hyperinflation in Argentina and Venezuela resulted in a decrease in our total revenue of €19 million and in a decrease in our operating profit of €12 million. For more information about currency conversion and hyperinflation, see the Notes to the Consolidated Financial Statements, Note IN.1.

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, customer support costs, amortization expenses relating to intangibles, and license fees and commissions paid to third parties for databases and the other complementary third-party products sublicensed by us to our customers.

In 2018, the cost of cloud and software increased 7% to €4,160 million (2017: €3,893 million).

The main impact on costs was an additional €408 million year over year for delivering and operating cloud applications in response to the strength of customer demand. These investments contributed to revenue growth. Our margin on cloud subscriptions and support widened by 2.6pp from 56.0% in 2017 to 58.6% in 2018. This improvement in margin is attributable to strong growth in cloud subscriptions and support revenue of 32% to €4,993 million (2017: €3,769 million) with a lower increase in corresponding costs for cloud subscriptions and support of 25% to €2,068 million (2017: €1,660 million).

A 1% decrease in software license and support revenue to €15,628 million (2017: €15,780 million) and a corresponding decrease of 6% in the software license and support costs to €2,092 million (2017: €2,234 million) enabled us to widen our software license and support margin by 0.8pp to 86.6% (2017: 85.8%).The gross margin on cloud and software, defined as cloud and software profit as a percentage of cloud and software revenue, narrowed by 0.3pp in 2018 to 79.8% (2017: 80.1%). This decline was mainly driven by the change in the cloud and software revenue mix, which now has a higher proportion of cloud subscriptions and support revenues. Due to infrastructure costs, these revenues currently deliver a lower margin simultaneously with a declining proportion of higher-margin software and support revenues.

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services and training courses and the cost of bought-in consulting and training resources.

We were able to increase our service revenue by 4% year over year to €4,086 million in 2018 (2017: €3,912 million). As our service business trends away from traditional software licensing and consulting revenue toward more subscription revenue from cloud solutions, we continue to invest by expanding capacities to meet the increased demand. As a result, cost of services rose 5% to €3,302 million (2017: €3,158 million). Our gross margin on services, defined as services profit as a percentage of services revenue, remained for the most part stable at 19.2% (2017: 19.3%).

Research and Development Expense

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Due to growing personnel costs driven by a 9% increase on average for the year in our R&D headcount, our R&D expense in-creased by 8% to €3,624 million in 2018 from €3,352 million in 2017. R&D expense as a percentage of total revenue thus increased to 14.7% in 2018 (2017: 14.3%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense decreased 2% from €6,924 million in 2017 to €6,781 million in 2018. This decrease is mainly attributable to the adoption of the new IFRS 15 accounting standard and the resulting capitalization of sales commissions. For more information, see the Notes to the Consolidated Financial Statements, Note (A.5). Accordingly, the ratio of sales and marketing expense to total revenue, expressed as a percentage, fell to 27.4% in 2018 (2017: 29.5%), a decrease of 2.1pp.

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration functions.

General and administration expense increased 2% from €1,075 million in 2017 to €1,098 million in 2018. This increase is primarily the result of higher personnel costs related to job creation in administrative areas, based on the increased business volume related to our growth. Thanks to strong operating results, the ratio of general and administration expense to total revenue improved by 0.1pp year over year to 4.4% (2017: 4.6%).

Segment Information

At the end of 2018, SAP had three reportable segments: the Applications, Technology & Services segment, the SAP Business Network segment, and the Customer Experience segment. For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2), and the Performance Management System section.

Applications, Technology & Services Segment

€ millions, unless otherwise stated (Non-IFRS)		2018	2017	∆ in %	∆ in %

	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency

Cloud subscriptions and support revenue – SaaS/PaaS1)	1,829	1,894	1,403	30	35
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	58	57	59	–2pp	–2pp
Cloud subscriptions and support revenue – IaaS2)	488	506	328	49	54
Cloud subscriptions and support gross margin – IaaS2) (in %)	13	14	7	6pp	7pp
Cloud subscriptions and support revenue	2,317	2,400	1,732	34	39
Cloud subscriptions and support gross margin (in %)	48	48	49	–1pp	–2pp
Segment revenue	20,806	21,892	20,218	3	8
Gross margin (in %)	73	73	74	–1pp	–1pp
Segment profit	8,746	9,183	8,478	3	8
Segment margin (in %)	42	42	42	0pp	0pp

1) Software as a service/platform as a service
2) Infrastructure as a service

The Applications, Technology & Services segment recorded a strong increase in cloud subscriptions and support revenue in 2018. As a consequence of strong demand in our digital core offering and database and data management solutions, and the growing success of our SAP Cloud Platform in the market, SaaS/PaaS revenue increased 30% (35% at constant currencies). We also saw SAP S/4HANA Cloud and SAP Leonardo, our strategic offerings for the future, develop very positively and achieve strong growth rates.

Our software support revenue improved slightly in 2018. It rose 1% (5% at constant currencies) to €10,968 million. Including software licenses revenue, which remained slightly below the prior-year level due to the shift toward cloud subscriptions and support revenue (0% at constant currencies), we achieved a total software licenses and support revenue of €15,201 million in 2018.

Overall, the revenue share of more predictable revenue streams in this segment increased 1.4pp from 62.4% in 2017 to 63.9% in 2018.

The segment’s cost of revenue during the same period increased 7% (14% at constant currencies) to €5,625 million (2017: €5,262 million). This increase in expenses was primarily the result of higher investment in expanding our cloud infrastructure and in providing and operating our cloud applications. This applied primarily to the SaaS/PaaS business, whose margin consequently declined 2pp (2pp at constant currencies) compared to the year before. These costs were partially offset by our IaaS business, whose increasing level of maturity achieved significant increases in efficiency. It ended the fiscal year with a margin growth of 6pp (7pp at constant currencies).

SAP Business Network Segment

€ millions, unless otherwise stated (Non-IFRS)	2018		2017	r in %	r in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	2,178	2,265	1,840	18	23
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	78	78	77	1pp	1pp
Cloud subscriptions and support revenue	2,178	2,265	1,840	18	23
Cloud subscriptions and support gross margin (in %)	78	78	77	1pp	1pp
Segment revenue	2,629	2,733	2,261	16	21
Gross margin (in %)	69	69	68	1pp	1pp
Segment profit	531	545	388	37	40
Segment margin (in %)	20	20	17	3pp	3pp

1) Software as a service/platform as a service

The SAP Business Network segment increased its cloud subscriptions and support gross margin in 2018 by 1pp again, to 78%. The segment’s cost of revenue increased 12% in 2018 (17% at constant currencies) to €813 million (2017: €725 million).

The segment revenue increased by 16% (21% at constant currencies) to €2,629 million. As a result, the SAP Business Network segment achieved a segment gross margin of 69% in 2018 (2017: 68%), an increase of 1pp (1pp at constant currencies).

Customer Experience Segment

€ millions, unless otherwise stated (Non-IFRS)	2018		2017	r in %	r in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	528	539	200	>100	>100
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	67	67	59	7pp	8pp
Cloud subscriptions and support revenue	528	539	200	>100	>100
Cloud subscriptions and support gross margin (in %)	67	67	59	7pp	8pp
Segment revenue	951	970	643	48	51
Gross margin (in %)	79	79	80	–1pp	–1pp
Segment profit	138	139	85	62	63
Segment margin (in %)	14	14	13	1pp	1pp

1) Software as a service/platform as a service

The new Customer Experience segment established in 2018 recorded strong growth in total revenue of 48% (51% at constant currencies). This positive development was mainly influenced by the strong growth in our cloud subscriptions and support revenue of 164% (170% at constant currencies). The acquisition of Callidus Software Inc. and SAP’s cloud strategy resulted in an increasing cloud revenue share compared to software licenses and support revenue. Cloud subscription and support gross margin increased

7pp (8pp at constant currencies) favored by Callidus contributing positively with a cloud subscription and support gross margin of 80%. However, changes in internal allocations of cloud delivery costs led to an increase in the cost of cloud subscription and support compared to 2017. Since its acquisition in the second quarter of 2018, Callidus contributed positively to the segment’s cloud subscriptions and support revenue by €156 million and to the segment’s operating profit by €53 million.

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)		2018		2017	r in %	r in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	2,178	2,265	1,840	18	23
	Other3)	2,361	2,434	1,604	47	52
	Total	4,539	4,700	3,443	32	36
Cloud subscriptions and support revenue – IaaS2)		488	506	328	49	54
Cloud subscriptions and support revenue		5,027	5,205	3,771	33	38
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	78	78	77	1pp	1pp
	Other3)	60	59	57	3pp	2pp
	Total	68	68	67	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		13	14	7	6pp	7pp
Cloud subscriptions and support gross margin (in %)		63	63	62	1pp	1pp

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Other includes Applications, Technology & Services segment, Customer Experience segment, and miscellaneous. The individual revenue and margin numbers for the Applications, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Financial Income, Net

Financial income, net, changed to –€47 million (2017: €188 million). Our finance income was €371 million (2017: €476 million) and our finance costs were €418 million (2017: €288 million).

Finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments totaling €227 million (2017: €382 million), interest income from loans and receivables, and other financial assets (cash, cash equivalents, and current investments) totaling €62 million (2017: €49 million), and income from derivatives totaling €77 million (2017: €44 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €106 million (2017: €89 million), negative effects from derivatives amounting to €206 million (2017: €116 million), and losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €44 million (2017: €27 thousands). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (E.3).

Income Taxes

The effective tax rate in 2018 was 27.0% (2017: 19.5%). The year-over-year increase in the effective tax rate mainly resulted from the absence of one-time tax benefits realized in 2017 relating to an intra-group transfer of intellectual property rights to SAP SE and the U.S. tax reform, and tax effects relating to intercompany financing, which were partly compensated by valuation allowances on deferred tax assets, and changes in the regional allocation of income. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Our 2017 Results Compared to Our 2016 Results (IFRS)

Total Revenue

Total revenue increased from €22,062 million in 2016 to €23,461 million in 2017, representing an increase of €1,399 million or 6%. This increase reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects. The growth in revenue resulted primarily from a €776 million increase in cloud subscriptions and support revenue. Furthermore, software support revenue rose €337 million. This growth is a result of continuously high software license revenue, which increased €13 million in 2017. Cloud and software revenue climbed to €19,549 million in 2017, an increase of 6%. Cloud and software revenue represented 83% of total revenue in 2017 (2016: 84%). Service revenue increased 8% from €3,639 million in 2016 to €3,912 million in 2017, which was 17% of total revenue. For more information about our regional performance, see the Revenue by Region section below.

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

Cloud and software revenue grew from €18,424 million in 2016 to €19,549 million in 2017, an increase of 6%. This reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects. Cloud subscriptions and support revenue increased from €2,993 million in 2016 to €3,769 million in 2017. Despite a combination of a partly challenging macroeconomic and political environment and the accelerating industry shift to the cloud, we achieved a €12 million increase in software revenue. This increase, from €4,859 million in 2016 to €4,872 million in 2017, reflects a 3% increase from changes in volumes and prices and a 2% decrease from currency effects. Our customer base continued to expand in 2017. Based on the number of contracts concluded, 15% of the orders we received for software in 2017 (2016: 16%) were from new customers. The total value of software orders received increased 1% year over year. The total number of contracts signed for new software increased 3% to 59,147 (2016: 57,291 contracts), with an average order value of €89 thousand in 2017 (2016: €91 thousand). In 2017, 30% (2016: 29%) of our software order entry resulted from deals worth more than €5 million, while 40% (2016: 38%) resulted from deals worth less than €1 million.

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

Services revenue increased €273 million, or 8%, from €3,639 million in 2016 to €3,912 million in 2017. This increase reflects an 8% increase from changes in volumes and prices and a 1% decrease from currency effects.

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

Revenue by Region

We break our operations down into three regions: the Europe, Middle East, and Africa (EMEA) region, the Americas region, and the Asia Pacific Japan (APJ) region. We allocate revenue amounts to each region based on where the customer is located. For more information about revenue by geographic region, see the 2017 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (28).

EMEA Region

In 2017, the EMEA region generated €10,415 million in revenue (2016: €9,755 million), which was 44% of total revenue (2016: 44%). This represents a year-over-year increase of 7%. Revenue in Germany increased 10% to €3,352 million in 2017 (2016: €3,034 million). Germany contributed 32% (2016: 31%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in the United Kingdom, France, Switzerland, the Netherlands, and Italy. Cloud and software revenue generated in the EMEA region totaled €8,759 million (2016: €8,192 million). That was 84% of all revenue from the region (2016: 84%). Cloud subscriptions revenue in the EMEA region rose 46% to €1,029 million in 2017 (2016: €703 million). This increase reflects a 48% increase from changes in volumes and prices and a 2% decrease from currency effects. Software licenses and software support revenue rose 3% to €7,731 million in 2017 (2016: €7,489 million). This growth reflects a 3% increase from changes in volumes and prices and a currency effect of 0%.

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

Due to growing personnel costs driven by a 10% increase in our yearly average R&D headcount, our R&D expense increased by 10% to €3,352 million in 2017 from €3,044 million in 2016. R&D expense as a percentage of total revenue thus increased to 14.3% in 2017 (2016: 13.8%). For more information, see the Products, Research & Development, and Services section of our 2017 Annual Report on Form 20-F.

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

Segment Information

The segment information below for 2017 and 2016 is presented based on the reportable segments Applications, Technology & Services, SAP Business Network, and Customer Experience.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2), and the Performance Management System section.

Applications, Technology & Services Segment

€ millions, unless otherwise stated (Non-IFRS)	2017		2016	r in %	r in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,403	1,423	1,074	31	33
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	59	62	–3pp	–3pp
Cloud subscriptions and support revenue – IaaS2)	328	334	206	59	62
Cloud subscriptions and support gross margin – IaaS2) (in %)	7	8	–9	16pp	17pp
Cloud subscriptions and support revenue	1,732	1,758	1,280	35	37
Cloud subscriptions and support gross margin (in %)	49	49	51	–1pp	–1pp
Segment revenue	20,218	20,465	19,211	5	7
Gross margin (in %)	74	74	74	0pp	0pp
Segment profit	8,478	8,616	8,335	2	3
Segment margin (in %)	42	42	43	–1pp	–1pp

1) Software as a service/platform as a service

2) Infrastructure as a service

The Applications, Technology & Services segment recorded a strong increase in cloud subscriptions and support revenue in 2017. SaaS/PaaS revenue increased 31% (33% at constant currencies).

We were able to increase our software support revenue again in 2017. It rose 3% (4% at constant currencies) to €10,890 million. Including software licenses revenue, which likewise increased year over year (4% at constant currencies), we achieved a total software licenses and support revenue of €15,325 million in 2017.

Overall, the revenue share of more predictable revenue streams in this segment increased 0.9pp from 61.5% in 2016 to 62.4% in 2017.

The segment’s cost of revenue during the same period increased 7% (8% at constant currencies) to €5,262 million (2016: €4,926 million). This increase in expenses was primarily the result of higher investment in expanding our cloud infrastructure and in providing and operating our cloud applications. This applied primarily to the SaaS/PaaS business, whose margin consequently declined 3pp (3pp at constant currencies) compared to the year before. These costs were partially offset by our IaaS business, whose increasing level of maturity achieved significant increases in efficiency. It ended the fiscal year with a margin growth of 16pp (17pp at constant currencies).

SAP Business Network Segment

€ millions, unless otherwise stated (Non-IFRS)	2017		2016	r in %	r in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	1,840	1,870	1,595	15	17
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	76	1pp	1pp
Cloud subscriptions and support revenue	1,840	1,870	1,595	15	17
Cloud subscriptions and support gross margin (in %)	77	77	76	1pp	1pp
Segment revenue	2,261	2,300	1,925	17	19
Gross margin (in %)	68	68	67	1pp	1pp
Segment profit	388	397	340	14	17
Segment margin (in %)	17	17	18	–1pp	0pp

1) Software as a service/platform as a service

The SAP Business Network segment increased its cloud subscriptions and support gross margin again in 2017, by 1pp to 77%. The segment’s cost of revenue increased 15% in 2017 (17% at constant currencies) to €725 million (2016: €632 million). The segment revenue increased by 17% (19% at constant currencies) to €2,261 million. As a result, the SAP Business Network segment achieved a segment gross profit of €1,536 million in 2017 (2016: €1,293 million), an increase of 19% (21% at constant currencies).

Customer Experience Segment

€ millions, unless otherwise stated (Non-IFRS)		2017	2016	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	200	203	119	67	70
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	60	75	–15pp	–15pp
Cloud subscriptions and support revenue	200	203	119	67	70
Cloud subscriptions and support gross margin (in %)	59	60	75	–15pp	–15pp
Segment revenue	643	654	637	1	3
Gross margin (in %)	80	81	87	–6pp	–6pp
Segment profit	85	90	164	–48	–45
Segment margin (in %)	13	14	26	–13pp	–12pp

1) Software as a service/platform as a service

If applying the new Customer Experience segment structure established in 2018 to prior years, the segment improved its growth in the cloud to €200 million in 2017 (€119 million in 2016). This represents a cloud revenue growth of 67% (70% at constant currencies). The positive development, however, had negative consequences on our traditional software license revenue, which declined 15% (13% at constant currencies). Overall, we were able to increase our segment revenue by 1% (3% at constant currencies). Cost of cloud subscription and support grew disproportionally to our cloud subscription and support revenue leading to a drop of 15pp (15pp at constant currencies) in the cloud subscription and support gross margin. Accompanied by increased cost of sales and marketing this impacted negatively both our segment profit and segment margin.

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated (Non-IFRS)			2017	2016	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	1,840	1,870	1,595	15	17
	Other3)	1,604	1,627	1,194	34	36
	Total	3,443	3,497	2,789	23	25
Cloud subscriptions and support revenue – IaaS2)		328	334	206	59	62
Cloud subscriptions and support revenue		3,771	3,831	2,995	26	28
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	76	1pp	1pp
	Other3)	57	57	62	–5pp	–5pp
	Total	67	68	70	–2pp	–2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		7	8	–9	16pp	17pp
Cloud subscriptions and support gross margin (in %)		62	62	64	–2pp	–2pp

1) Software as a service/platform as a service
2) Infrastructure as a service

3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Financial Income, Net

Financial income in 2017 increased to €188 million (2016: -€29 million). Our finance income was €476 million in 2017 (2016: €230 million) and our finance costs were €288 million (2016: €259 million).

Finance income mainly consists of gains from disposal of equity securities totaling €382 million in 2017 (2016: €164 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €89 million in 2017 (2016: €108 million) and negative effects from derivatives amounting to €116 million (2016: €114 million). The decrease in finance costs is mainly due to lower average indebtedness. For more information about financing instruments, see the 2017 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (17b).

Income Taxes

The effective tax rate in 2017 was 19.5% (2016: 25.5%). The year-over-year decrease in the effective tax rate mainly resulted from one-time tax benefits relating to an intra-group transfer of intellectual property rights to SAP SE and the U.S. tax reform which were partly compensated by valuation allowances on deferred tax assets and changes in the regional allocation of income. For more information about income taxes, see the 2017 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (10).

Foreign Currency Exchange Rate Exposure

Although our reporting currency is the euro, a significant portion of our business is conducted in currencies other than the euro. Since the Group’s entities usually conduct their business in their respective functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, occasionally we generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency; to mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described in Note (F.1) to our Consolidated Financial Statements. Also see Note (F.1) for additional information on foreign currencies.

Approximately 72% of our total revenue in 2018 (2017: 72%) was attributable to operations in non-euro participating countries. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange value of the euro had an unfavorable impact of €1,219 million on our total revenue for 2018, an unfavorable impact of €301 million on our total revenue for 2017 and an unfavorable impact of €164 million on our total revenue for 2016.

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

Liquidity and Capital Resources

Finances (IFRS)

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to interest rates and currencies. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to meet our financial obligations at all times. Most SAP companies have their liquidity managed centrally by the Group, so that liquid assets across the Group can be consolidated, monitored, and invested in accordance with Group policy. High levels of liquid assets help keep SAP flexible, sound, and independent. In addition, various credit facilities are currently available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have corresponding underlying transactions. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are documented in our treasury guideline, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements, Notes (F.1) and (F.2).

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2018, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Investments in financial assets of issuers with a credit rating lower than BBB were not material in 2018.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2019 and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow (for example, to finance large acquisitions).

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

For more information about the capital structure and its analysis, see the Analysis of Consolidated Statement of Financial Position section and the Notes to the Consolidated Financial Statements, Note (E.1).

The long-term credit rating for SAP SE is “A2” by Moody’s and “A” by Standard & Poor’s, both with a stable outlook.

Aside from our dividend policy, we might return excess liquidity to our shareholders by potentially repurchasing treasury shares in future.

Financial Debts

Financial debt is defined as the nominal volume of bank loans, private placements, and bonds.

Maturity Profile of Financial Debts

Nominal volume of financial debt on December 31, 2018, included amounts in euros (€10,050 million) and U.S. dollars (€1,273 million). Approximately 30% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

We intend to repay €750 million in Eurobonds in November 2019. In addition, we might repay portions of the Qualtrics related €2.5 billion acquisition term loan, and plan to repay the first tranches of a €50 million promotional loan with KfW.

Financial Debt

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Cash Flows and Liquidity

Group Liquidity

€ millions	2018	2017	∆
Cash and cash equivalents	8,627	4,011	4,617
Current investments	211	774	–563
Group liquidity	8,838	4,785	4,053
Current financial debt	–759	–1,299	540
Net liquidity 1	8,080	3,486	4,594
Non-current financial debt	–10,572	–4,965	–5,607
Net liquidity 2	–2,493	–1,479	–1,013

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months and remaining maturities of less than one year included in other financial assets) as reported in our Consolidated Financial Statements. Group liquidity on December 31, 2018, primarily comprised amounts in euros and U.S. dollars. For more information about our liquidity, see the Notes to the Consolidated Financial Statements, Note (E.3).

The increase in Group liquidity compared to 2017 was mainly due to proceeds from borrowings for the Qualtrics acquisition and cash inflows from our operations. They were offset by cash outflows for acquisitions, dividend payments, capital expenditures, and repayments of borrowings.

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Development of Group Liquidity

Analysis of Consolidated Statements of Cash Flows
	Years ended December 31,			∆ in %	∆ in %
€ millions	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
Net cash flows from operating activities	5,045	4,628	3,638	9	27
Net cash flows from investing activities	–1,112	–1,799	–334	–38	>100
Net cash flows from financing activities	–3,406	–2,705	–3,356	26	–19

Analysis of Consolidated Statements of Cash Flows: 2017 compared to 2016

In 2018, cash inflows from operating activities decreased by €743 million to €4,303 million (2017: €5,045 million). This is particularly due to an increase in income tax payments, higher insurance payments related to employees’ time credits compared to the prior year, and higher share-based payments (€1.0 billion in 2018 and €0.8 billion in 2017). Our days sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, remained stable in 2018 at 70 days (2017: 70 days).

Cash outflows from investing activities were €3,066 million in 2018 (2017: €1,112 million). We paid a total of €2,140 million for acquisitions, mainly Callidus, in 2018, compared to €291 million in 2017. Capital expenditures on purchases of intangible assets and property, plant, and equipment increased by €183 million to €1,458 million in 2018. For more information about current and planned capital expenditures, see the Investment Goals section.

Net cash inflows from financing activities were €3,283 million in 2018, compared to cash outflows of €3,406 million in 2017. In 2018, we issued €6,000 million in Eurobonds financing the acquisition of Callidus and Qualtrics, and a US$300 million USD bond. The cash outflows resulted from repayments of €1,150 million in Eurobonds and US$150 million in U.S. private placements when they matured. Cash outflows in 2017 resulted from repayments of €1,000 million in Eurobonds and US$442.5 million in U.S. private placements when they matured.

The dividend payment of €1,671 million made in 2018 exceeded the amount of €1,499 million from the prior year, as a result of the increased dividend paid per share from €1.25 to €1.40. In 2017, we repurchased shares in the amount of €500 million (2018: €0).Analysis of Consolidated Statements of Cash Flows: 2017 Compared to 2016

In 2017, cash inflows from operating activities increased by €417 million to €5,045 million (2016: €4,628 million). This result is due to a €145 million decrease in income tax payments compared to the prior year and improved working capital management, which can be shown in decreased days’ sales outstanding (DSO) for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, which went down four days in 2017 to 70 days (2016: 74 days).

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

To retain high financial flexibility, on November 20, 2017, SAP SE entered into a €2.5 billion syndicated revolving credit facility agreement with an initial term of five years plus two one-year extension options, of which one was exercised in November 2018. It replaced the previous credit facility of €2.0 billion from 2013 and may be used for general corporate purposes. A possible future utilization is not subject to any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 0.17%. We are also required to pay a commitment fee of 0.0595% per annum on the unused available credit. So far, we have not used, and do not currently foresee any need to use, this credit facility.

As at December 31, 2018, SAP SE had additional available credit facilities totaling €424 million. Several of our subsidiaries have credit facilities available that allow them to borrow funds at prevailing interest rates. As at December 31, 2018, approximately €21 million was available through such arrangements. There were immaterial borrowings outstanding under these credit facilities from our foreign subsidiaries as at December 31, 2018.

On November 12, 2018, SAP entered into a €7.0 billion credit facility agreement to finance the intended acquisition of Qualtrics. On December 10, 2018, we issued five tranches of Eurobonds with a total volume of €4.5 billion and maturities between two and 12.25 years to refinance the intended acquisition early. The funds were used to cancel the credit facility accordingly, therefore resulting in €2.5 billion still available to SAP on December 31, 2018. The facility was fully drawn on January 23, 2019, and can be flexibly repaid within its lifetime of three years.

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

Contractual Obligations

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2018:

Contractual Obligations	Payments due by period
€ millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities1)	12,552	1,149	2,207	2,507	6,689
Derivative financial liabilities1)	72	60	12	0	0
Operating lease obligations3)	1,442	351	494	261	336
Purchase obligations3)	2,133	827	792	498	17
Capital contribution commitments3)	187	187	0	0	0
Other non-current non-financial liabilities2)	501	0	343	16	142
Total	16,888	2,573	3,849	3,282	7,184

1)	For more information on financial liabilities and derivative financial liabilities see Notes (E.3) and (F.1) to our Consolidated Financial Statements.

2)	For more information on other non-current non-financial liabilities see Notes (B.3), (B.5), and (G.2) to our Consolidated Financial Statements.

3)

See Notes (D.5), (D.7), and (G.3) to our Consolidated Financial Statements for additional information about capital contribution commitments, purchase obligations, and operating lease obligations. Our expected contributions to our pension and other post-employment benefit plans are not included in the table above. For more information on these contributions see Note (B.4) to our Consolidated Financial Statements.

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

Obligations under Indemnifications and Guarantees

Our software license agreements and our cloud subscription agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. We also generally provide a six to twelve month warranty on our software. Our warranty liability is included in other provisions. For more information on other provisions see Notes (A.4), (B.5), and (B.6) to our Consolidated Financial Statements. For more information on obligations and contingent liabilities refer to Notes (A.4), (D.5), (D.7), (G.3), and (G.4) in our Consolidated Financial Statements.

Research and Development

For information on our R&D activities see “Item 4. Information about SAP — Products, Research & Development, and Services.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects — Operating Results (IFRS)” and for information related to our R&D employees see “Item 6. Directors, Senior Management and Employees — Employees.”

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared based on the accounting policies described in the corresponding Note or note (IN.1) Basis for Preparation to our Consolidated Financial Statements in this report. The application of such policies requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets, liabilities, revenues and expenses in our Consolidated Financial Statements. We base our judgments, estimates and assumptions on historical and forecast information, as well as regional and industry economic conditions in which we or our customers operate, changes to which could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our assets, liabilities, revenues and expenses. Actual results could differ from original estimates.

The accounting policies that most frequently require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

–   revenue recognition;

–   valuation of trade receivables;

–   accounting for share-based payments;

–   accounting for income taxes;

–   accounting for business combinations;

–   accounting for goodwill;

–   accounting for intangible assets (including recognition of internally generated intangible assets from development) and

–   accounting for legal contingencies.

Our management periodically discusses these critical accounting policies with the Audit Committee of the Supervisory Board. See Note (IN.1) to our Consolidated Financial Statements for further discussion on our critical accounting estimates and critical accounting policies.

New Accounting Standards not yet Adopted

See Note (IN.1) to our Consolidated Financial Statements for our discussion on new accounting standards not yet adopted.

Expected Developments

Future Trends in the Global Economy

The European Central Bank (ECB) expects global economic activity to decelerate in 2019 but remain steady through 2021, growing at rates below those before the 2007–2008 financial crisis. That is the essence of the ECB’s December 2018 Economic Bulletin.1 Advanced economies could continue to benefit from accommodative monetary policies and supportive financial conditions, though waning, for several more years. Tightening financial conditions in emerging markets, however, might more negatively affect global activity than thus far. Nevertheless, the ECB expects those emerging economies affected by the 2018 financial market turbulences to recover in 2019.

Regarding the Europe, Middle East, and Africa (EMEA) region, the ECB has revised its previous outlooks for GDP growth in the euro area slightly downwards. Geopolitical factors, the threat of protectionism, and financial market volatility might weigh on economic activity there. However, the near-term outlook for the euro area will depend largely on the eventual modus operandi of Great Britain’s withdrawal from the European Union. In central and eastern European countries, the ECB projects a robust GDP growth in the near term, supported by strong investment, solid consumer spending and improvements in the labor market, but decelerating activity over the medium term. In Russia, economic recovery might continue in 2019, supported by improving domestic demand but will strongly depend on how the oil price develops.

As for the Americas region, the ECB expects the United States to provide a sizeable fiscal stimulus in 2019, including lower taxes and increased expenditure, leading to a resilient economic activity that year, but slackening thereafter. In addition, intensifying trade tensions between the United States and China are likely to affect confidence and investment negatively. According to the ECB, economic activity in Brazil might accelerate in 2019 due to labor market improvements and continuing monetary accommodation.

In the Asia Pacific Japan (APJ) region, the ECB projects Japanese economic activity to rebound in the near term, benefitting from an accommodative monetary policy. However, the pace of economic expansion in Japan is likely to decelerate again thereafter, due to increasing capacity constraints. Regarding China, the ECB emphasizes the strong impact from trade tensions between China and the United States. Furthermore, the Chinese housing market might slow, so that over the medium term, the ECB expects the pace of expansion in China to moderate gradually, resulting in an orderly slowdown and rebalancing of the Chinese economy.

As for rates of growth, the International Monetary Fund (IMF) projects the following economic trends for the mid-term horizon until the end of 2019:

Economic Trends
GDP Growth Year Over Year

%	2017	2018p	2019p
World	3.7	3.7	3.7
Advanced economies	2.3	2.4	2.1
Developing and emerging economies	4.7	4.7	4.7
Europe, Middle East, and Africa (EMEA)
Euro area	2.4	2.0	1.9
Germany	2.5	1.9	1.9
Emerging and developing Europe	6.0	3.8	2.0
Middle East, North Africa, Afghanistan, and Pakistan	2.2	2.4	2.7
Sub-Saharan Africa	2.7	3.1	3.8
Americas
United States	2.2	2.9	2.5
Canada	3.0	2.1	2.0
Latin America and the Caribbean	1.3	1.2	2.2
Asia-Pacific Japan (APJ)
Japan	1.7	1.1	0.9
Emerging and developing Asia	6.5	6.5	6.3
China	6.9	6.6	6.2

p = projection

Source: International Monetary Fund (IMF), World Economic Outlook October 2018, Challenges to Steady Growth (https://www.imf.org/~/media/Files/Publications/WEO/2018/October/English/main-report/Text.ashx?la=en), p. 14

The IT Market:
Outlook for 2019 and Beyond

The pace and volume of digital innovation will radically accelerate in the next three to five years, embracing all technologies as well as enterprises of all sizes. That is what the U.S.-based market research firm International Data Corporation (IDC) reports in its most recent publications.2 According to IDC, by 2022 more than 60% of global GDP could be digitized, and IT-related spending from 2019–2022 might amount to as much as US$7 trillion. Organizations will no longer digitize single aspects of their business, but create “digital native” IT environments.

IDC predicts that one of the major markets will be the worldwide Internet of Things (IoT) market, growing at an average of 13.6% per year and reaching US$1.19 trillion in 2022, 48.2% of which in the APJ region5. At the same time, the proportion spent on devices will shrink and give way to spending on the IoT platform, analytics and application software, and ongoing services. By 2022, software will represent the largest proportion of spend at 25.1%, projects IDC.

Furthermore, blockchain will be another growing technology over the next years, says IDC.3 It estimates that by 2021, nearly a third of all manufacturers and retailers globally will be using blockchain technology to build digital trust and establish prominent in-industry value chains, thus reducing transaction costs by 35%.

However, one of the most important growth markets over the coming years will be artificial intelligence (AI) technologies and solutions. According to IDC, corporate investment in AI solutions might grow at an average of 46.2% per year and reach more than US$52 billion by 2021. By 2020, 80% of enterprises could already be making their data accessible to AI solutions from everywhere in the business ecosystem.

Extending AI solutions further to the “edge” will strengthen enterprises’ competitiveness and create new sources of revenue, says IDC. By 2022, over 40% of organizations’ cloud infrastructure could include edge locations centered on an “intelligent core.” AI could then reach 25% of endpoint devices and systems, such as handheld terminals, mobile phones, wearables, switches, drones, TVs, planes, surveillance cameras, self-driving vehicles, and smart buildings.2

Sources:

1) European Central Bank, Economic Bulletin, Issue 8/2018, Publication Date: December 27, 2018 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb201808.en.pdf)

2) IDC FutureScape: Worldwide IT Industry 2019 Predictions, Doc #US44403818, October 2018

3) IDC FutureScape: Worldwide Digital Transformation 2019 Predictions, Doc #US43647118, October 2018

4) IDC FutureScape: Worldwide Intelligent ERP 2019 Predictions, Doc #US43262918, October 2018

5) IDC Market Forecast: Worldwide Internet of Things Forecast, 2018–2022, September 2018

As to regional rates of growth, Gartner, another U.S.-based IT market research firm, projects the following accelerations in IT spending for the mid-term horizon until the end of 2019:

Trends in the IT Market
Accelerated IT Spending Year Over Year

Growth in % at constant currencies	2017e	2018p	2019p
World
Total IT	3.7	3.1	3.2
Software	9.7	8.5	8.5
Services	4.1	4.5	4.7
Europe, Middle East, and Africa (EMEA)
Total IT	2.9	2.2	2.0
Software	9.0	7.9	7.8
Services	3.7	4.2	4.5
Americas
Total IT	3.0	2.9	3.4
Software	10.1	8.4	8.4
Services	4.1	4.5	4.7
Asia-Pacific Japan (APJ)
Total IT	5.6	4.5	4.1
Software	10.0	10.2	10.1
Services	4.8	5.0	5.2

e = estimate, p = projection

Table created by SAP based on: Gartner Market Databook, 4Q18 Update, #376398, Table 2-1 “Regional End-User Spending on IT Products and Services in Constant U.S. Dollars, 2016-2022 (Millions of Dollars)”.

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

Impact on SAP

The 2018 results again showed SAP’s impressive resilience and the business momentum driven by our strategy of innovation and growth. Even with evolving economic and political uncertainties, the SAP business model will ensure sustained cash flows via our high share of more predictable revenue. Our growth ambition remains strong and we will further continue to invest in strategic growth areas like the cloud, IoT, AI, machine learning, and blockchain. Those are expected to become significant investment priorities of our customers in the upcoming years. In addition, our focus on combining “Experience Management” from Qualtrics with SAP’s “Operational Data Management” will significantly increase our total addressable market.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

Outlook 2019

The Company is providing the following 2019 outlook:

–        Non-IFRS cloud subscriptions and support revenue is expected to be in a range of €6.7 billion to €7.0 billion at constant currencies (2018: €5.03 billion), up 33% to 39% at constant currencies.

–        Non-IFRS cloud and software revenue is expected to be in a range of €22.4 billion to €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% to 10% at constant currencies.

–        Non-IFRS operating profit is expected to be in a range of €7.7 billion to €8.0 billion at constant currencies (2018: €7.16 billion), up 7.5% to 11.5% at constant currencies.

In addition, SAP expects total revenues to increase strongly, at a rate slightly lower than operating profit. The cloud and software revenue guidance above assumes a mid-single-digit decline in software license revenue.

While SAP’s full-year 2019 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the full-year 2019 expected currency impacts.

In percentage points	2019
Cloud subscriptions and support	+1pp to +3pp
Cloud and software	0pp to +3pp
Operating profit	+1pp to +3pp

We continuously strive for profit expansion in our reportable segments. We expect the segment profit to increase in all our reportable segments.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated Amounts for 2019	Actual Amounts for 2018
Revenue adjustments	100–150	33
Share-based payment expenses	1,200–1,500	830
Acquisition-related charges	750–900	577
Restructuring	800–950	19

In 2019, SAP will further increase focus on its key strategic growth areas. For the first time since 2015, SAP will execute a company-wide restructuring program to further simplify company structures and processes and to ensure that its organizational setup, skillsets, and resource allocation all continue to meet evolving customer demand. Restructuring expenses are projected to be €800 million to €950 million, the vast majority of which will be recognized in the first quarter of 2019. Due to the restructuring program we expect a cash outflow of about €550 million to €750 million in 2019. For 2020, we predict a lower cash flow impact from restructuring. Excluding restructuring expenses, the program is expected to provide a minor cost benefit in 2019 and €750 million to €850 million in annual cost savings as of 2020 that will fuel investments in strategic growth areas. Although we expect roughly 4,400 employees to leave SAP under the restructuring program, we continue to invest in key strategic growth areas. In 2019, we expect our headcount to increase at a similar pace as in 2018 to reach more than 100,000 by the end of 2019. The expected cost savings and reinvestment are fully reflected in SAP’s financial outlook and ambitions.

The Company expects a full-year 2019 effective tax rate (IFRS) of 26.5% to 27.5% (2018: 27.0%) and an effective tax rate (non-IFRS) of 26.0% to 27.0% (2018: 26.3%).

Impact of the New Accounting Standard IFRS 16 “Leases”

As of January 1, 2019, SAP adopted the new IFRS standard on lease accounting (IFRS 16 “Leases”). SAP’s profit, assets, and liabilities, and cash flows in 2019 will be impacted by the new policies. The actual impact of IFRS 16 on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. For more information about the adoption of IFRS 16 and an estimation of the impact on SAP’s income statement, statement of financial position, and cash flow statement, see the Notes to the Consolidated Financial Statements, Note (IN.1).

Proposed Dividend

In 2019, we intend to pay a dividend totaling 40% or more of the prior year’s profit after tax. This results in a dividend of €1.50 per share (subject to shareholder approval at the Annual General Shareholders meeting in May 2019). For more information, see the Financial Performance: Review and Analysis section.

Medium-Term Prospects

In this section, all numbers are based exclusively on non-IFRS measures.

SAP expects to grow our more predictable revenue while steadily increasing operating profit. Our strategic objectives are focused primarily on our main financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

Looking beyond 2019, SAP updated its 2020 ambition last provided in July 2018. This update reflects the Company’s consistent fast growth in the cloud, strong cloud and software momentum, and operating profit expansion as well as the Qualtrics acquisition.

In 2020, SAP now expects:

–     €8.6 billion to €9.1 billion in non-IFRS cloud subscriptions and support revenue (previously: €8.2 billion to €8.7 billion; 2018: €5.03 billion)

–     €28.6 billion to €29.2 billion in non-IFRS total revenue (previously: €28.0 billion to €29.0 billion; 2018: €24.74 billion)

–     €8.5 billion to €9.0 billion in non-IFRS operating profit (unchanged; 2018: €7.16 billion)

The midpoints of the 2020 total revenue and operating profit ranges now imply an operating margin of 30.3%. Beyond 2020, SAP currently expects further increases of our operating margin.

We expect the share of more predictable revenue (defined as the total of cloud subscriptions and support revenue and software support revenue) to reach 70% to 75% in 2020 (2018: 65%).

We expect that, by 2020, our public cloud offerings will contribute slightly more than half of cloud subscription and support revenue, followed by our business network offerings at slightly less than 40%. Both offerings are expected to each generate, in 2020, cloud subscriptions and support revenues that are significantly higher than the cloud subscriptions and support revenue generated from our private cloud offerings.

We expect our revenue growth trajectory through 2020 to be driven by continued strong growth in the cloud and continued growth in our software support revenue. We expect mid-single-digit declines in software revenue. This is all expected to result in high single-digit growth in cloud and software revenue through 2020.

We also strive to significantly improve, over the next few years, the profitability of our cloud business. In 2019, we expect to see the benefits from previous efficiency-based investments, and thus an increasing cloud gross margin. We expect these profitability improvements to accelerate in the following years.

We expect that the individual gross margins of our different cloud operating models will increase at different rates over the next years to reach the following mid-term targets.

We expect that, in 2020, the gross margin from our business network offerings will be higher than 80% (2018: 78%).

We expect that, in 2020, the gross margin from our public cloud offerings will reach approximately 70% (2018: 60%), and to expand to about 80% over the course of the two years thereafter.

Previously, we expected the gross margin from our private cloud offerings to reach about 40% by 2020 (2018: 13%). We now expect this gross margin to reach between 30% and 35%.

We continue to expect the cloud gross margin to be approximately 71% by 2020.

We expect the 2020 gross margin for our software licenses and support to remain at a similar level to 2018 (2018: 87%).

In addition, we expect our 2020 services gross margin to be slightly higher than in 2018 (2018: 23%).

As we look to increase our profitability through 2020, our cost ratios (cost as a percentage of total revenue) are expected to develop as follows through 2020: Research and development is expected to remain at the current level. Sales and marketing as well as general and administration are expected to decline slightly.

We also introduced a 2023 ambition. Over the next five years, we expect to:

–     More than triple our non-IFRS cloud subscription and support revenue (2018: €5.03 billion)

–     Grow our non-IFRS total revenue to more than €35 billion (2018: €24.74 billion)

–     Grow our non-IFRS operating profit at a compound annual growth rate (CAGR) of 7.5% to 10% (2018: €7.16 billion)

–     Approach a share of more predictable revenue of 80%.

Investment Goals

Our planned investment expenditures for 2019 and 2020, other than from business combinations, consist primarily of the construction activities. We expect investments from construction activities of approximately €359 million in 2019. The expansion of our data centers is an important aspect of our planned investments again for 2019. In addition, we aim to extend our office space to cover currently anticipated future growth. In 2020, we expect investments from construction activities of approximately €400 million. In 2019, we expect total capital expenditures of approximately €1.5 billion. In 2020, capital expenditures are expected to stay at a similar level as in 2019.

On January 23, 2019, the acquisition of Qualtrics closed following satisfaction of applicable regulatory and other approvals. We acquired 100% of the Qualtrics shares for approx. US$35 per share, representing consideration transferred in cash of approximately US$7.1 billion. In addition to the cash payments, SAP will also incur liabilities and post-closing expenses relating to assumed share-based payment awards amounting to approx. US$0.9 billion. On January 23, 2019, we fully drew the Qualtrics-related €2.5 billion acquisition credit facility to partially finance the purchase price payment. The facility has a lifetime of three years and can be flexibly repaid with SAP’s free cash flow or further refinancing transactions on the capital markets.

Qualtrics will be reflected in our Customer Experience segment, which we are renaming upon the Qualtrics acquisition to Customer and Experience Management.

Other than that, we do not expect major acquisitions in 2019 and 2020. Our priority is to pay down debts resulting from the Qualtrics acquisition first. Therefore, we will rather focus on organic growth, complemented by minor tuck-in acquisitions.

Goals for Liquidity and Finance

On December 31, 2018, we had a negative net liquidity. We believe that our liquid assets, combined with our undrawn credit facilities, are sufficient to meet our operating financing needs in 2019 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2019, compared to 2018 we expect higher cash outflows for restructuring (approximately additional €550 million to €750 million), share based payments (approximately additional €300 million mainly due to Qualtrics), and tax-related cash outflows (approximately additional €300 million). In contrast, we expect operating cash flow to benefit from the cash flow reclassification due to IFRS 16 by an amount of €300 million to €400 million. Considering all these effects, we expect operating cash flow in 2019 to be broadly in line with 2018. Free cash flow (as redefined in response to IFRS 16) is expected to decrease moderately despite an unchanged level of capital expenditure. For 2020, we expect a significant year-over-year increase in both, operating cash flow and free cash flow, mainly due to decreased cash outflows for restructuring and a profitable growth of our operating business.

We intend to repay €750 million in Eurobonds in November 2019. In addition, we might repay portions of the Qualtrics related €2.5 billion acquisition term loan, and plan to repay the first tranches of a €50 million promotional loan with KfW.

Non-Financial Goals 2019 and Ambitions for 2020

In addition to our financial goals, we also focus on two non-financial targets: customer loyalty and employee engagement.

For 2019 to 2020, we aim to reach an Employee Engagement Index of between 84% and 86% (2018: 84%).

We measure customer loyalty using the Customer Net Promoter Score (NPS). In 2019, we aim for a Customer NPS of +1.0 (2018: – 5) and expect a steady increase in 2020 and beyond.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. The Qualtrics acquisition is reflected in our outlook and prospects.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(4)(7)(8)(11)(12)	75	Chairman of the Supervisory Board	2003	2019
Margret Klein-Magar, Vice Chairperson(4)(7)(9)	54	Employee, Vice President Head of SAP Alumni Relations	2012	2019
Pekka Ala-Pietilä(1)(4)(6)(7)(8)(11)	62	Chairman of the Board of Directors, Huhtamäki Oyj	2002	2019
Panagiotis Bissiritsas(5)(6)(7)(9)	50	Employee, Support Expert, Member of Works Council SAP SE	2007	2019
Martin Duffek(5)(7)(9)(12)	43	Employee, Product Manager	2015	2019
Aicha Evans(3)(4)(7)(12)	49	Senior Vice President and Chief Strategy Officer, Intel Corporation	2017	2019
Diane Greene(3)(7)	63	Chief Executive Officer, Google Cloud, Google LLC	2018	2019
Andreas Hahn(4)(7)(9)	48	Employee, Product Expert, IoT Standards, Member of Works Council SAP SE	2015	2019
Prof. Dr. Gesche Joost(2)(7)(12)	44	Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin	2015	2019
Lars Lamadé(4)(9)(11)(12)	47	Employee, Head of Sponsorships Europe and Asia	2002	2019
Bernard Liautaud(1)(4)(7)(8)	56	Managing Partner, Balderton Capital	2008	2019
Gerhard Oswald(3)	65	Managing Director of Oswald Consulting GmbH	2018	2019
Christine Regitz(7)(9)(12)	53	Employee, Vice President User Experience, Chief Product Expert	2015	2019
Dr. Friederike Rotsch(5)(6)(11)	46	Group General Counsel and Head of Group Legal & Compliance. Merck KGaA	2018	2019
Dr. Erhard Schipporeit(1)(5)(6)(10)(11)	70	Independent Management Consultant	2005	2019
Robert Schuschnig-Fowler(6)(9)(12)	59	Employee, Account Manager, Senior Support Consultant	2015	2019
Dr. Sebastian Sick(4)(6)(9)(11)	46	Head of Company Law Unit, Hans Boeckler Foundation	2015	2019
Pierre Thiollet(7)(9)	57	Employee, Webmaster, Member of the SAP France Works Council, Secretary of CHSCT (Hygiene, Security and Work Conditions Committee)	2015	2019

(1) Elected by SAP SE’s shareholders on May 21, 2014.

(2) Elected by SAP SE’s shareholders on May 12, 2016.

(3) Elected by SAP’s shareholders on May 17, 2018.

(4) Member of the General and Compensation Committee.

(5) Member of the Audit Committee.

(6) Member of the Finance and Investment Committee.

(7) Member of the Technology and Strategy Committee.

(8) Member of the Nomination Committee.

(9) Appointed by the SAP SE Works Council Europe on May 6, 2015.

(10) Audit Committee financial expert.

(11) Member of the Special Committee.

(12) Member of the People and Organization Committee.

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

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2018. See Note (G.5) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name(1)	Year First Appointed	Year Current Term Expires
Bill McDermott, CEO	2008	2021
Robert Enslin	2014	2021
Adaire Fox-Martin	2017	2020
Christian Klein	2018	2020
Michael Kleinemeier	2015	2020
Jennifer Morgan	2017	2020
Luka Mucic	2014	2021
Jürgen Müller	2019	2021
Stefan Ries	2016	2024

(1) On February 20, 2019, Bernd Leukert and the Supervisory Board mutually agreed that Bernd Leukert will depart SAP and that his membership on the Executive Board ended effective as of the day.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Bill McDermott, CEO (Vorstandssprecher), 57 years old, holds a master’s degree in business administration from Northwestern University-Kellogg School of Management. He joined SAP in 2002 and became a member of its Executive Board on July 1, 2008. On February 7, 2010 he became Co-CEO alongside Jim Hagemann Snabe and when Jim Hagemann Snabe concluded his role as Co-CEO in May 2014, Bill McDermott became sole CEO. Besides his duties as CEO, he is responsible for strategy, governance, digital government, business development, corporate development, global corporate affairs, corporate audit and global marketing. He represents SAP as a member of the European Roundtable of Chief Executive Officers, the U.S. Business Council and the World Economic Forum. Prior to joining SAP, he served as a global executive in several technology companies.

Robert Enslin, 56 years old, holds diplomas in data science as well as computer science and data management. He joined SAP in 1992 and became a member of the Executive Board in May 2014. He is president of Cloud Business Group and as such responsible for the ‘SAP Business Network’ segment (which includes SAP Concur, SAP Ariba, and SAP Fieldglass), for the ‘Customer and Experience Management’ segment (which includes Customer Experience and Qualtrics) and for the development and delivery of SAP SuccessFactors solutions as part of the

‘Applications, Technology & Services’ segment. Before joining SAP, Robert Enslin spent 11 years in various roles in the IT industry.

Adaire Fox-Martin, 54 years old, is a graduate of Trinity College in Ireland. She joined SAP in 2008 and became a member of the Executive Board in 2017. Together with Jennifer Morgan she is jointly responsible for Global Customer Operations and leads SAP’s customer operations in EMEA (Europe, Middle East, Africa), MEE (Middle & Eastern Europe) and Greater China. Prior to SAP, Adaire Fox-Martin served as the head of Public Sector for Asia Pacific Japan at Oracle Corporation.

Christian Klein, 38 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. Christian is Chief Operating Officer (COO) of SAP and leads the board area Intelligent Enterprise Group. He is responsible for global development and delivery of SAP’s core applications, global business operations, IT services, and cloud infrastructure.

Michael Kleinemeier, 62 years old, holds a degree in commercial management from the University of Paderborn, Germany. He first joined SAP in 1989 and became a member of the Executive Board in November 2015. He leads the SAP Digital Business Services organization including global services delivery and regional field services.

Jennifer Morgan, 47 years old, is a graduate of James Madison University in Harrisonburg, Virginia, United States. She joined SAP in 2004 and became a member of the Executive Board in 2017. Together with Adaire Fox-Martin she is jointly responsible for Global Customer Operations and leads SAP’s customer operations in the Americas and Asia Pacific Japan. Prior to SAP, Jennifer Morgan served in various management roles at Siebel Systems and Accenture.

Luka Mucic, 47 years old, holds a master’s degree in law from the University of Heidelberg, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 1996 and became Chief Financial Officer (CFO), and a member of the Executive Board in July 2014. He is responsible for finance and administration including investor relations, data protection and privacy, and global security.

Jürgen Müller, 36 years old, holds a PhD in business informatics from the Hasso Plattner Institute (HPI) for Software Engineering, University of Potsdam, Germany. He joined SAP in 2013 and became a member of the Executive Board in 2019. Jürgen is Chief Technology Officer (CTO) of SAP and leads the board area Technology and Innovation. He is responsible for the technology and innovation strategy, SAP HANA, SAP Cloud Platform, SAP Leonardo, and SAP Analytics. Before joining SAP, Jürgen was co-representative of Hasso Plattner’s research chair at HPI.

Stefan Ries, 52 years old, holds a master’s degree in economics from the University of Constance, Germany. He first joined SAP in 2002 and became a member of the Executive Board in April 2016. He is Chief Human Resources Officer with global responsibility for Human Resources including HR strategy, business transformation, leadership development, and talent development. He also serves as Labor Relations Director.

The members of the Executive Board of SAP SE as of December 31, 2018 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (G.5) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among any of the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the compensation system, outlines the criteria that apply to the compensation for Executive Board and Supervisory Board members for the year 2018, and discloses the amount of compensation.

Compensation for Executive Board Members

Compensation System for 2018

The compensation for Executive Board members is intended to reflect the demanding role of Executive Board members leading a global company in a quickly evolving sector. The compensation level is aimed to be competitive to support SAP in the worldwide market for highly skilled executives, especially in the context of the software industry. It is our goal that our Executive Board compensation provides sustainable incentive for committed, successful work in a dynamic business environment.

The Supervisory Board – supported by its General and Compensation Committee – determines the compensation for each Executive Board member based on their individual role and performance in its first regular meeting of each fiscal year. As pictured below, the compensation contains performance-based elements and non-performance-based elements:

The amount of performance-based compensation depends primarily on SAP’s performance against predefined financial target values (Key Performance Indicators, KPIs) and on the SAP share price, and is subject to hurdles and caps. These KPIs and their target values as well as their weighting are set by the Supervisory Board each plan year and are aligned to the SAP budget for that year.

The Supervisory Board sets the individual total target compensation for each Executive Board member, comprised of the fixed compensation element and the two performance-based elements. This target compensation is benchmarked based on SAP’s global strategy, market position, business performance and future prospects of economy, and the compensation paid at comparable national and international companies. The Supervisory Board also considers the compensation systems applicable for the rest of the Company, comparing Executive Board pay with the pay of SAP executives and non-executive SAP employees. The performance-based elements each correspond to a target achievement of 100% of all KPIs. The Supervisory Board reviews, assesses, and if appropriate, revises these compensation targets, in its first meeting of each fiscal year (February 21, 2018, for 2018). The Supervisory Board is of the opinion that this approach ensures that the compensation is appropriate.

The compensation system is designed to support the growth in value for the Company over the long term. The long-term incentive element therefore has significant weighting, making up more than two-thirds of the CEO’s compensation target, and more than 50% of each Executive Board member’s compensation target.

In the case of any extraordinary, unforeseeable events, the Supervisory Board is entitled, at its reasonable discretion, to adjust the performance-based compensation before payout upwards or downwards in the interest of SAP. No corrections to the payout amounts paid in May 2018 were made.

The individual elements of SAP’s Executive Board compensation are described in more detail below.

Non-Performance-Based Compensation

Fixed Compensation

The fixed compensation is paid monthly in 12 equal installments in the Executive Board member’s home currency1).

Fringe Benefits

The contractually guaranteed fringe benefits mainly comprise additional benefits such as insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, and tax gross-ups according to local conditions.

1) Home currency is the currency of the Executive Board member’s primary place of residence.

Performance-Based Compensation

Short-Term Incentive

The short-term, one-year performance-based compensation (Short-Term Incentive (STI)) is determined based on a set of financial targets (KPIs).

For the STI 2018, the financial KPIs are: Constant currency new cloud bookings in 2018, year-over-year growth in non-IFRS constant currency cloud and software revenue in 2018, and non-IFRS constant currency operating margin in 2018. The KPIs and their respective target values are derived from SAP’s budget for that year. For more information about financial KPIs, see the Performance Management System section.

If the weighted target achievement for the financial KPIs is below 75%, there is no STI payout for the financial KPIs. In this case, the target achievement for these KPIs is set to zero.

On February 20, 2019, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of the STI 2018 for the entire Executive Board. This resulted in a target achievement of 93.0% (cloud and software revenue growth of 125.8%, operating margin increase of 92.2%, and new cloud bookings of 64.9%).

The STI compensation for 2018 will be paid out after the Annual General Meeting of Shareholders in May 2019. It is paid in the Executive Board member’s home currency1). All Executive Board members are obliged to purchase SAP shares worth at least 5% of the actual payout amount according to appropriate trading period regulations. These shares are subject to a three-year holding period.

Long-Term Incentive

The purpose of the long-term, multi-year performance-based compensation (Long-Term Incentive, LTI) is to reward the annual achievement of the non-IFRS constant currency operating profit, to ensure long-term retention of our Executive Board members (“Retention”), and to reward them for a long-term SAP share price performance (“Performance”) as compared to its main peer group (Peer Group).

The LTI 2016 plan came into effect on January 1, 2016. It is a virtual share program with a term of four years per tranche.

Under the plan, a new LTI tranche is granted annually. Each grant starts with determining a grant amount in euros. This grant amount is based on the Executive Board members’ contractual LTI target amount and the operating profit target achievement (non-IFRS, at constant currency) for the previous year. Taking this target achievement into account, the grant amount can be adjusted upwards or downwards in the range of 80% to 120% of the contractual LTI target amount. The 2017 operating profit target achievement was 95.4%. Considering this, the Supervisory Board set the grant amount of the 2018 tranche at 95.4% of the contractual LTI target amount.

This grant amount is converted into virtual shares (Share Units), so that Executive Board members participate in further share price developments. The grant price is the arithmetic mean of the XETRA closing prices of SAP stock on the 20 trading days following publication of SAP’s fourth-quarter results. The grant date of the 2018 tranche was February 21, 2018.

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

LTI Grant Process

1) Home currency is the currency of the Executive Board member’s primary place of residence.

The payout price used for the settlement is the simple arithmetic mean of the XETRA closing prices of SAP stock on the 20 trading days following the publication of SAP’s fourth-quarter results subsequent to the end of the vesting period. The payout price is capped at 300% of the grant price. The LTI tranche is paid in euros after the Annual General Shareholders’ Meeting of the corresponding year. Any potential foreign currency exchange rate risk is borne by the Executive Board members themselves.

The number of Share Units that will finally result in payments to the Executive Board members can and will likely differ from the number originally granted. The number of PSUs ultimately paid out changes depending on the performance of the SAP share relative to the Peer Group Index at the end of the vesting period. This places more weight on SAP’s performance within the industry. In contrast, the final number of RSUs is fixed. However, both types of Share Units may expire during the entire term of a tranche under certain conditions (see the “LTI Forfeiture Rules” graphic below).

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

SAP share price performs better than Peer Group Index
SAP share price performance		+18%
Peer Group Index performance		+10%
Difference	+18% – (+10%)	+8%
Performance factor with doubled difference	(+8% x 2) + 100%	116%
Final number of PSUs	116% x 1,000	1,160

SAP share price performs much higher than Peer Group Index; cap is triggered
SAP share price performance		+30%
Peer Group Index performance		–5%
Difference	+30% – (–5%)	+35%
Performance factor with doubled difference	(+35% x 2) + 100%	170%
	Capped at	150%
Final number of PSUs	150% x 1,000	1,500

Peer Group Index performs better than SAP share price
SAP share price performance		+5%
Peer Group Index performance		+10%
Difference	+5% – (+10%)	–5%
Performance factor	–5% + 100%	95%
Final number of PSUs	95% x 1,000	950

Peer Group Index performs better than SAP share price; low hurdle triggered
SAP share price performance		–10%
Peer Group Index performance		+50%
Difference	–10% – (+50%)	–60%
Performance factor	–60% + 100%	40%
	Hurdle is 50%	0%
Final number of PSUs	0% x 1,000	0

The Peer Group Index currently includes the following major international competitors of SAP: Microsoft, IBM, Oracle, Salesforce, Adobe, VMWare, Workday, ServiceNow, Symantec, and Tableau. The Supervisory Board has defined this group based on internal and external recommendations and, if necessary, adjusts the group, for example, in case of a competitor’s delisting. The Peer Group Index is calculated as a price index based on weighted market capitalization. Each Peer Group competitor is applied at a maximum of 15%. Consequently, the weight of smaller, more volatile competitors is increased in relation to their size, resulting in a highly ambitious index. The index is calculated daily by Deutsche Börse Group and can be tracked under ISIN DE000A2BLEB9.

Composition and Weighting of Peer Group Index

LTI Forfeiture Rules

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
Executive Board member’s contract terminates after year four (December 31, 2019)

2) For the definition, see the Early End-of-Service Undertakings section

The change from the previous RSU Milestone Plan to the LTI 2016 Plan required a transition rule in order to avoid unjustified disadvantages for Executive Board members. In the event an Executive Board member leaves the company, the disadvantage arises from the difference in the one-year vesting period in the RSU Milestone Plan in comparison to the four-year vesting period in the LTI 2016 Plan. In order to compensate for this disadvantage related to the vesting periods, an individual equalization amount was determined for Executive Board members who participated in the RSU Milestone Plan.

The equalization amount has been subject to:

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

The maximum compensation amount is capped at 362% (CEO) and 317% (Executive Board member other than CEO) of the total target compensation. This would be achieved in the event of the maximum possible payout amount of the STI and the LTI, as follows:

–         The maximum possible payout amount of the STI is reached when the target achievement of all financial KPIs is 140%.

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

In the event of the maximum LTI payout for the entire Executive Board of €123 million in 2022, the shareholders would also benefit through the strong increase in market capitalization, which would be at least €200 billion from 2018 to 2022.

The following graphic illustrates the relation of the fixed and performance-based compensation elements in the Executive Board members’ target compensation for 2018 based on € amounts, as well as the minimum and maximum possible compensation. The height of the bars is not indicative of the absolute compensation amount.

Compensation Scheme 2018

Overview of the Relations Between Target and Payout for Performance-Based Compensation

The total target achievements of STI reflect the relation between the target amount and the payout amount. The STIs for the years 2014 to 2017 were already paid out.

STI Total Target Achievement

Percentage	2018	2017	2016	2015	2014
	93.0	88.2	104.4	147.5	109.5

The relation between the LTI target amounts for the 2016 to 2018 tranches and the theoretical payout amounts are based on SAP’s share price at year end. The 2014 tranche discloses the relation between the respective target amount and the actual payout amount in May 2018. The 2015 tranche discloses the relation between the respective target amount and the payout amount scheduled for May 2019.

Relation Between Target Amount and Payout Amount of the LTI

Percentage	LTI 2016 Plan			RSU Milestone Plan 2015
	2018 Tranche1)	2017 Tranche1)	2016 Tranche1)	2015 Tranche2)	2014 Tranche
12/31/2018	90.87	82.65	55.50	233.77	119.61
12/31/2017	NA	107.76	126.97	240.73	119.61

1) Consideration of theoretical payout amounts based on SAP’s share price at year end

2) Consideration of individual adjustment factor in addition to target achievement 2015 ranging between 31.62% and 37.38%

Amount of Compensation for 2018

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

Executive Board Members’ Compensation

German Corporate Governance Code

€ thousands					Bill McDermott CEO					Robert Enslin Member of the Executive Board
			Benefits Granted		Benefits Received				Benefits Granted		Benefits Received
	20181)	2018 (Min)	2018 (Max)	20171)	20181)	20171)	20181)	2018 (Min)	2018 (Max)	20171)	20181)	20171)
Fixed compensation	1,314.7	1,314.7	1,314.7	1,374.3	1,314.7	1,374.3	800.2	800.2	800.2	836.5	800.2	836.5
Fringe benefits2)	794.7	794.7	794.7	1,271.9	794.7	1,271.9	105.1	105.1	105.1	368.1	105.1	368.1
Total	2,109.4	2,109.4	2,109.4	2,646.2	2,109.4	2,646.2	905.3	905.3	905.3	1,204.6	905.3	1,204.6
One-year variable compensation	2,193.0	0	3,070.2	2,093.7	1,846.7	2,486.9	1,327.3	0	1,858.2	1,267.2	1,117.7	1,505.2
Multi-year variable compensation
LTI 2016 Plan	6,876.6	0	28,535.4	7,741.2			2,270.3	0	9,420.8	2,555.7
RSU Milestone Plan 2015					5,251.0	5,787.6					1,248.8
SAP SOP 2010 and 2011						10,178.3
Total	11,179.0	2,109.4	33,715.0	12,481.1	9,207.1	21,099.0	4,502.9	905.3	12,184.3	5,027.5	3,271.8	2,709.8
Service cost	568.3	568.3	568.3	686.2	568.3	686.2	235.8	235.8	235.8	194.1	235.8	194.1
Total according to GCGC	11,747.3	2,677.7	34,283.3	13,167.3	9,775.4	21,785.2	4,738.7	1,141.1	12,420.1	5,221.6	3,507.6	2,903.9

German Corporate Governance Code

€ thousands				Adaire Fox-Martin Member of the Executive Board						Christian Klein Member of the Executive Board (from 1/1/2018)
			Benefits Granted		Benefits Received				Benefits Granted		Benefits Received
	2018	2018 (Min)	2018 (Max)	2017	2018	2017	2018	2018 (Min)	2018 (Max)	2017	2018	2017
Fixed compensation	700.0	700.0	700.0	466.7	700.0	466.7	700.0	700.0	700.0		700.0
Fringe benefits2)	54.6	54.6	54.6	82.4	54.6	82.4	13.1	13.1	13.1		13.1
Total	754.6	754.6	754.6	549.1	754.6	549.1	713.1	713.1	713.1	0	713.1	0
One-year variable compensation	1,125.8	0	1,576.1	755.6	666.5		1,125.8	0	1,576.1
Multi-year variable compensation
LTI 2016 Plan	2,128.8	0	8,833.7	1,680.0			1,793.2	0	7,441.2
RSU Milestone Plan 2015
SAP SOP 2010 and 2011
Total	4,009.2	754.6	11,164.4	2,984.7	1,421.1	549.1	3,632.1	713.1	9,730.4	0	713.1	0
Service cost
Total according to GCGC	4,009.2	754.6	11,164.4	2,984.7	1,421.1	549.1	3,632.1	713.1	9,730.4	0	713.1	0

€ thousands				Michael Kleinemeier Member of the Executive Board						Bernd Leukert Member of the Executive Board
			Benefits Granted		Benefits Received				Benefits Granted		Benefits Received
	2018	2018 (Min)	2018 (Max)	2017	2018	2017	2018	2018 (Min)	2018 (Max)	2017	2018	2017
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0
Fringe benefits2)	29.1	29.1	29.1	29.0	29.1	29.0	10.3	10.3	10.3	30.3	10.3	30.3
Total	729.1	729.1	729.1	729.0	729.1	729.0	710.3	710.3	710.3	730.3	710.3	730.3
One-year variable compensation	1,125.8	0	1,576.1	1,125.8	992.9	1,175.3	1,125.8	0	1,576.1	1,125.8	992.9	1,175.3
Multi-year variable compensation
LTI 2016 Plan	2,128.8	0	8,833.7	2,396.4			2,397.7	0	9,949.7	2,699.3
RSU Milestone Plan 2015											1,248.8
SAP SOP 2010 and 2011
Total	3,983.7	729.1	11,138.9	4,251.2	1,722.0	1,904.3	4,233.8	710.3	12,236.1	4,555.4	2,952.0	1,905.6
Service cost
Total according to GCGC	3,983.7	729.1	11,138.9	4,251.2	1,722.0	1,904.3	4,233.8	710.3	12,236.1	4,555.4	2,952.0	1,905.6

German Corporate Governance Code

€ thousands				Jennifer Morgan Member of the Executive Board						Luka Mucic Member of the Executive Board
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	20181)	2018 (Min)	2018 (Max)	20171)	20181)	20171)	2018	2018 (Min)	2018 (Max)	2017	2018	2017
Fixed compensation	634.3	634.3	634.3	430.4	634.3	430.4	700.0	700.0	700.0	700.0	700.0	700.0
Fringe benefits2)	128.4	128.4	128.4	48.4	128.4	48.4	11.8	11.8	11.8	11.0	11.8	11.0
Total	762.7	762.7	762.7	478.8	762.7	478.8	711.8	711.8	711.8	711.0	711.8	711.0
One-year variable compensation	1,052.0	0	1,472.8	674.2	594.6		1,125.8	0	1,576.1	1,125.8	992.9	1,175.3
Multi-year variable compensation
LTI 2016 Plan	2,128.8	0	8,833.7	1,680.0			2,128.8	0	8,833.7	2,396.4
RSU Milestone Plan 2015											949.5
SAP SOP 2010 and 2011
Total	3,943.5	762.7	11,069.2	2,833.0	1,357.3	478.8	3,966.4	711.8	11,121.6	4,233.2	2,654.2	1,886.3
Service cost	51.4	51.4	51.4	8.9	51.4	8.9
Total according to GCGC	3,994.9	814.1	11,120.6	2,841.9	1,408.7	487.7	3,966.4	711.8	11,121.6	4,233.2	2,654.2	1,886.3

€ thousands				Stefan Ries Member of the Executive Board					Total Executive Board
			Benefits Granted		Benefits Received		Benefits Granted			Benefits Received
	2018	2018 (Min)	2018 (Max)	2017	2018	2017	2018	2017	2018	2017
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	6,949.2	5,907.9	6,949.2	5,907.9
Fringe benefits2)	21.9	21.9	21.9	22.4	21.9	22.4	1,169.0	1,863.5	1,169.0	1,863.5
Total	721.9	721.9	721.9	722.4	721.9	722.4	8,118.2	7,771.4	8,118.2	7,771.4
One-year variable compensation	1,125.8	0	1,576.1	1,125.8	992.9	883.1	11,327.1	9,293.9	8,197.1	8,401.1
Multi-year variable compensation
LTI 2016 Plan	1,793.2	0	7,441.2	2,018.7			23,646.2	23,167.7
RSU Milestone Plan 2015									8,698.1	5,787.6
SAP SOP 2010 and 2011										10,178.3
Total	3,640.9	721.9	9,739.2	3,866.9	1,714.8	1,605.5	43,091.5	40,233.0	25,013.4	32,138.4
Service cost							855.5	889.2	855.5	889.2
Total according to GCGC	3,640.9	721.9	9,739.2	3,866.9	1,714.8	1,605.5	43,947.0	41,122.2	25,868.9	33,027.6

1) The value of the fixed and one-year variable compensation is granted in U.S. dollars. For conversion purposes from U.S. dollars into euro, for fixed compensation the average exchange rate and for the one-year variable compensation the year-end exchange rate of the respective period applies.

2) Insurance contributions, the private use of company cars and aircraft, benefits in kind, expenses for maintenance of two households, payments and related supplements for relocation upon appointment to the Executive Board, reimbursement of fees for the preparation of tax returns and tax gross ups according to local conditions. The fringe benefits of Bill McDermott mainly consist of tax gross ups according to local conditions and expenses for maintenance of two households.

Reconciliation Reporting of Total Compensation Pursuant to Section 314(1)(6a) HGB in Connection with GAS 17

€ thousands	Bill McDermott		Robert Enslin		Adaire Fox-Martin		Christian Klein		Michael Kleinemeier
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Total according to GCGC	11,747.3	13,167.3	4,738.7	5,221.6	4,009.2	2,984.7	3,632.1	0	3,983.7	4,251.2
Less granted annual variable target compensation	–2,193.0	–2,093.7	–1,327.3	–1,267.2	–1,125.8	–755.6	–1,125.8		–1,125.8	–1,125.8
Plus allocated actual annual variable compensation	2,039.5	1,846.7	1,234.4	1,117.7	1,046.9	666.5	1,046.9		1,046.9	992.9
Less service cost	–568.3	–686.2	–235.8	–194.1
Total compensation	11,025.5	12,234.1	4,410.0	4,878.0	3,930.3	2,895.6	3,553.2	0	3,904.8	4,118.3

€ thousands	Bernd Leukert		Jennifer Morgan		Luka Mucic		Stefan Ries		Total Executive Board
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Total according to GCGC	4,233.8	4,555.4	3,994.9	2,841.9	3,966.4	4,233.2	3,640.9	3,866.9	43,947.0	41,122.2
Less granted annual variable target compensation	–1,125.8	–1,125.8	–1,052.0	–674.2	–1,125.8	–1,125.8	–1,125.8	–1,125.8	–11,327.1	–9,293.9
Plus allocated actual annual variable compensation	1,046.9	992.9	978.4	594.6	1,046.9	992.9	1,046.9	992.9	10,534.0	8,197.1
Less service cost			–51.4	–8.9					–855.5	–889.2
Total compensation	4,154.9	4,422.5	3,869.9	2,753.4	3,887.5	4,100.3	3,562.0	3,734.0	42,298.4	39,136.2

Vertical Pay Ratio

The vertical pay ratio compares the total benefits granted to the CEO and the Executive Board members other than CEO with the total benefits granted to the Executives and all employees collectively who were employed at year end. In order to ensure comparability for total benefits granted, only fixed compensation, one-year and multi-year variable compensation are considered. The Executives comprise the first and second management levels below the Executive Board that is, the Global Executive Team (GET) and the Senior Executive Team (SET).

			2018
Ratio		CEO	Executive Board (Other Than CEO)
	Average Annual Compensation (in € thousands)	10,384.3	3,942.3
Executives	906	11	4
Employees including Executives	99	105	40

			2017
Ratio		CEO	Executive Board (Other Than CEO)
	Average Annual Compensation (in € thousands)	11,209.2	3,880.0
Executives	923	12	4
Employees including Executives	101	111	39

			2016
Ratio		CEO	Executive Board (Other Than CEO)
	Average Annual Compensation (in € thousands)	11,785.4	4,090.8
Executives	823	14	5
Employees including Executives	99	119	41

Share-Based Payment Information Relating to Long-Term Incentives

Members of the Executive Board received, hold, or held share units issued to them under the LTI 2016 Plan and hold or held RSUs issued to them under the RSU Milestone Plan 2015. For more information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements, Note (B.3).

Grants Under the LTI 2016 Plan

	Year Granted	Total Share Units	(RSU) Retention Share Units (40%)	(PSU) Performance Share Units (60%)	Grant Value per RSU at Time of Grant	Grant Value per PSU at Time of Grant	Total Grant Value at Time of Grant

		Quantity	Quantity	Quantity	€	€	€ thousands
Bill McDermott (CEO)	2018	85,841	34,336	51,505	79.01	80.84	6,876.6
	2017	89,217	35,687	53,530	83.60	88.88	7,741.2
Robert Enslin	2018	28,340	11,336	17,004	79.01	80.84	2,270.3
	2017	29,454	11,782	17,672	83.60	88.88	2,555.7
Adaire Fox-Martin	2018	26,574	10,630	15,944	79.01	80.84	2,128.8
	2017	18,539	7,416	11,123	85.91	93.76	1,680.0
Christian Klein (from 1/1/2018)	2018	22,385	8,954	13,431	79.01	80.84	1,793.2
Michael Kleinemeier	2018	26,574	10,630	15,944	79.01	80.84	2,128.8
	2017	27,619	11,048	16,571	83.60	88.88	2,396.4
Bernd Leukert	2018	29,931	11,972	17,959	79.01	80.84	2,397.7
	2017	31,109	12,444	18,665	83.60	88.88	2,699.3
Jennifer Morgan	2018	26,574	10,630	15,944	79.01	80.84	2,128.8
	2017	18,539	7,416	11,123	85.91	93.76	1,680.0
Luka Mucic	2018	26,574	10,630	15,944	79.01	80.84	2,128.8
	2017	27,619	11,048	16,571	83.60	88.88	2,396.4
Stefan Ries	2018	22,385	8,954	13,431	79.01	80.84	1,793.2
	2017	23,265	9,306	13,959	83.60	88.88	2,018.7
Total	2018	295,178	118,072	177,106			23,646.2
	2017	265,361	106,147	159,214			23,167.7

Executive Board Members’ Holdings

LTI 2016 Plan

Quantity of Share Units	Year Granted	Holding on 1/1/2018		Granted	Holding on 12/31/2018
			Retention Share Units (40%)	Performance Share Units (60%)
Bill McDermott (CEO)	2018	0	34,336	51,505	85,841
	2017	89,217	0	0	89,217
	2016	122,423	0	0	122,423
Robert Enslin	2018	0	11,336	17,004	28,340
	2017	29,454	0	0	29,454
	2016	40,417	0	0	40,417
Adaire Fox-Martin	2018	0	10,630	15,944	26,574
	2017	18,539	0	0	18,539
Christian Klein (from 1/1/2018)	2018	0	8,954	13,431	22,385
Michael Kleinemeier	2018	0	10,630	15,944	26,574
	2017	27,619	0	0	27,619
	2016	37,898	0	0	37,898
Bernd Leukert	2018	0	11,972	17,959	29,931
	2017	31,109	0	0	31,109
	2016	42,687	0	0	42,687
Jennifer Morgan	2018	0	10,630	15,944	26,574
	2017	18,539	0	0	18,539
Luka Mucic	2018	0	10,630	15,944	26,574
	2017	27,619	0	0	27,619
	2016	37,898	0	0	37,898
Stefan Ries	2018	0	8,954	13,431	22,385
	2017	23,265	0	0	23,265
	2016	23,987	0	0	23,987
Total		570,671	118,072	177,106	865,849

The Share Units granted in 2018 have a remaining term of 3.08 years, the share units granted in 2017 have a remaining term of 2.08 years, and the share units granted in 2016 have a remaining term of 1.08 years.

RSU Milestone Plan 2015

Quantity of RSUs	Year Granted	Holding on 1/1/2018	Exercised	Holding on 12/31/2018
Bill McDermott (CEO)	2015	113,667	0	113,667
	2014	59,488	59,488	0
Robert Enslin	2015	39,985	0	39,985
	2014	14,148	14,148	0
Michael Kleinemeier	2015	5,221	0	5,221
Bernd Leukert	2015	41,578	0	41,578
	2014	14,148	14,148	0
Luka Mucic	2015	41,130	0	41,130
	2014	10,757	10,757	0
Total		340,122	98,541	241,581

The table above shows the Executive Board members’ holdings issued to them under the RSU Milestone Plan 2015. The plan is a cash-settled long-term incentive scheme with a payout subsequent to a performance period of one year (after which the RSUs become non-forfeitable) and an additional holding period of three years. The plan consists of four plan tranches to be issued with respect to the calendar years 2012 through 2015. The RSUs granted in 2015 have a remaining term of 0.08 years.

Total Expense for Share-Based Payment

€ thousands	2018	2017
Bill McDermott (CEO)	2,155.8	7,684.4
Robert Enslin	727.0	2,181.9
Adaire Fox-Martin	796.1	309.7
Christian Klein (from 1/1/2018)	442.2	-
Michael Kleinemeier	914.2	1,509.8
Bernd Leukert	775.2	2,287.4
Jennifer Morgan	796.1	309.7
Luka Mucic	675.8	2,059.0
Stefan Ries	772.0	1,049.3
Total	8,054.4	17,391.2

Total expense for the share-based payment plans of Executive Board members was recorded in accordance with IFRS 2 (Share-Based Payments) and consists exclusively of obligations arising from Executive Board activities.

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

–         Adaire Fox-Martin, Christian Klein, Michael Kleinemeier, Bernd Leukert, Luka Mucic, and Stefan Ries are entitled to receive a retirement pension when they reach the retirement age of 62 and retire from their Executive Board seat; or a disability pension depending on a health examination if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 62nd birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 62, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service. The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.

–         Bill McDermott has rights to future benefits under the portion of the pension plan for SAP America classified as “Non-Qualified Retirement Plan” according to the U.S. Employee Retirement Income Security Act (ERISA). This “Non-Qualified” pension plan is a cash balance plan that provides either monthly pension payments or a lump sum on retirement. The pension becomes available from the beneficiary’s 65th birthday. Subject to certain conditions, the plan also provides earlier payment or invalidity benefits. The “Non-Qualified” pension plan closed with effect from January 1, 2009. Interest continues to be accrued on the earned rights to benefits within this plan. The rights were partially earned before Bill McDermott became a member of the SAP Executive Board.

–         SAP made contributions to a third-party pension plan for Bill McDermott, Robert Enslin, and Jennifer Morgan, as disclosed in the tables ‘German Corporate Governance Code’. SAP’s matching contributions are based on payments by Bill McDermott, Robert Enslin, and Jennifer Morgan into this pension plan.

Total Defined Benefit Obligations (DBO) and Net Defined Benefit Liability (Asset) to Executive Board Members

€ thousands	Bill McDermott (CEO)	Adaire Fox- Martin1)	Christian Klein (from 1/1/2018) 1)	Michael Kleinemeier1)	Bernd Leukert1)	Luka Mucic1)	Stefan Ries1)	Total
DBO 1/1/2017	1,459.2	-	-	154.9	451.6	444.6	257.9	2,768.2
Less plan assets market value 1/1/2017	-	-	-	181.4	389.7	347.6	116.7	1,035.4
Net Defined Benefit Liability (Asset) 1/1/2017	1,459.2	-	-	-26.5	61.9	97.0	141.2	1,732.8
DBO change in 2017	-148.7	93.5	-	117.0	132.9	141.3	86.7	422.7
Plan assets change in 2017	-	100.7	-	164.5	151.2	143.1	159.1	718.6
DBO 12/31/2017	1,310.5	93.5	-	271.9	584.5	585.9	344.6	3,190.9
Less plan assets market value 12/31/2017	-	100.7	-	345.9	540.9	490.7	275.8	1,754.0
Net Defined Benefit Liability (Asset) 12/31/2017	1,310.5	-7.2	-	-74.0	43.6	95.2	68.8	1,436.9
DBO change in 2018	106.2	89.9	112.8	66.7	-16.1	-42.1	-67.2	250.2
Plan assets change in 2018	-	156.3	141.3	161.7	153.9	145.0	143.5	901.7
DBO 12/31/2018	1,416.7	183.4	112.8	338.6	568.4	543.8	277.4	3,441.1
Less plan assets market value 12/31/2018	-	257.0	141.3	507.6	694.8	635.7	419.3	2,655.7
Net Defined Benefit Liability (Asset) 12/31/2018	1,416.7	-73.6	-28.5	-169.0	-126.4	-91.9	-141.9	785.4

1) The values shown here only reflect the pension entitlements that Adaire Fox-Martin, Christian Klein, Michael Kleinemeier, Bernd Leukert, Luka Mucic, and Stefan Ries will receive from the retirement pension plan for Executive Board members.

The table below shows the annual pension entitlement earned during the Executive Board membership of each member of the Executive Board on reaching the scheduled retirement age of 62, based on entitlements from SAP under performance-based and salary-linked plans.

Annual Pension Entitlement

€ thousands	Vested on 12/31/2018	Vested on 12/31/2017

Bill McDermott (CEO)1)	105.1	89.5
Adaire Fox-Martin	7.3	2.9
Christian Klein (from 1/1/2018)	4.1	-
Michael Kleinemeier	14.8	9.8
Bernd Leukert	24.6	19.4
Luka Mucic	23.2	18.1
Stefan Ries	12.6	8.5

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

–         Their final average contractual compensation prior to their departure equals their compensation in 2018.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Net Present Value of Postcontractual Non- Compete Abstention Payment1)
Bill McDermott (CEO)	3/31/2021	5,493
Robert Enslin	3/31/2021	2,197
Adaire Fox-Martin	4/30/2020	1,964
Christian Klein (from 1/1/2018)	12/31/2020	1,772
Michael Kleinemeier	12/31/2019	1,952
Bernd Leukert	3/31/2021	2,070
Jennifer Morgan	4/30/2020	1,934
Luka Mucic	3/31/2021	1,937
Stefan Ries	3/31/2024	1,716
Total		21,035

1) For the purpose of this calculation, the following discount rates have been applied: Bill McDermott 0.16% (2017: 0.16%); Robert Enslin 0.16% (2017: 0.16%); Adaire Fox.Martin 0.04% (2017: 0.01%); Christian Klein 0.13%; Michael Kleinemeier 0.03% (2017: –0.01%); Bernd Leukert 0.16% (2017: 0.16%); Jennifer Morgan 0.04% (2017: 0.01%); Luka Mucic 0.16% (2017: 0.16%); Stefan Ries 0.71% (2017: –0.09%).

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, by the Company without cause where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. Starting 2018, in accordance with the German Corporate Governance Code (GCGC), section 4.2.3, payments made to an Executive Board member due to early termination must not exceed twice the annual total compensation, or 150% of the severance payment cap in case of change of control. Members are not entitled to that severance payment if they have not served SAP as a member of the Executive Board for at least one year or if they leave SAP SE for reasons for which they are responsible. Upon the appointment of Christian Klein to the Executive Board, the Supervisory Board abstained from the waiting period of one year in consideration of his long-term successful tenure with SAP.

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

Payments to Former Executive Board Members

In 2018, we paid pension benefits of €2,054,300 to Executive Board members who had retired before January 1, 2018 (2017: €1,997,000). At the end of the year, the DBO for former Executive Board members was €38,373,500 (2017: €39,993,100). Plan assets of €31,615,100 are available to meet these obligations (2017: €31,944,100).

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2018 or the previous year.

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

Any members of the Supervisory Board who have served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson(s) and to the remuneration for the chairperson and the members of a committee.

Supervisory Board Members’ Compensation in 2018

€ thousands			2018			2017
	Fixed Compensation	Compensation for Committee Work	Total	Fixed Compensation	Compensation for Committee Work	Total
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	275.0	88.0	363.0	275.0	88.0	363.0
Margret Klein-Magar (deputy chairperson)	220.0	22.0	242.0	220.0	27.5	247.5
Pekka Ala-Pietilä	165.0	40,3	205.3	165.0	33.0	198.0
Panagiotis Bissiritsas	165.0	38.5	203.5	165.0	38.5	203.5
Martin Duffek	165.0	38.5	203.5	165.0	33.0	198.0
Aicha Evans (from 7/1/2017)	165.0	29.3	194.3	82.5	11.0	93.5
Prof. Anja Feldmann (until 12/31/2018)	165.0	19.3	184.3	165.0	22.0	187.0
Diane Greene (from 5/17/2018)	110.0	2.8	112.8	NA	NA	NA
Prof. Dr. Wilhelm Haarmann (until 5/17/2018)	68.5	13.8	82.3	165.0	44.0	209.0
Andreas Hahn	165.0	22.0	187.0	165.0	22.0	187.0
Prof. Dr. Gesche Joost	165.0	22.0	187.0	165.0	22.0	187.0
Lars Lamadé	165.0	22.0	187.0	165.0	22.0	187.0
Bernard Liautaud	165.0	33.0	198.0	165.0	33.0	198.0
Christine Regitz	165.0	22.0	187.0	165.0	22.0	187.0
Dr. Friederike Rotsch (from 5/17/2018)	110.0	18.3	128.3	NA	NA	NA
Dr. Erhard Schipporeit	165.0	46.8	211.8	165.0	33.0	198.0
Robert Schuschnig-Fowler	165.0	22.0	187.0	165.0	16.5	181.5
Dr. Sebastian Sick	165.0	22.0	187.0	165.0	22.0	187.0
Jim Hagemann Snabe (until 6/30/2017)	NA	NA	NA	82.5	11.0	93.5
Pierre Thiollet	165.0	11.0	176.0	165.0	11.0	176.0
Prof. Dr.-Ing. Dr.-Ing. E.h. Klaus Wucherer (until 5/17/2018)	68.5	6.9	75.4	165.0	16.5	181.5
Total	3,162.0	540.4	3,702.4	3,135.0	528.0	3,663.0

In 2018, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1,206,500 (2017: €1,269,700). This amount includes fees paid in 2018 to Linklaters LLP in Frankfurt am Main, Germany (of which Wilhelm Haarmann, who was a Supervisory Board member until May 17, 2018, is a partner), of €0 (2017: €106,900).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2018 or the previous year.

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

Employee

Headcount and Personnel Expense

As at December 31, 2018, we had 96,498 full-time equivalent (FTE) employees worldwide (December 31, 2017: 88,543). This represents an increase in headcount of 7,955 FTEs in comparison to 2017. The average number of employees in 2018 was 93,709 (2017: 86,999).

We define headcount in FTE as the number of people on permanent employment contracts considering their staffing percentage. Students,

individuals employed by SAP who are currently not working for reasons such as maternity leave, and temporary employees on limited contracts of less than six months are excluded from our figures. The number of temporary employees is not material.

Our personnel expense for each employee decreased to approximately €124,000 in 2018 (2017: approximately €134,000). This decrease is primarily attributable to a decline of share-based payment expenses as well as lowered average salary expenses in 2018 compared to the previous year. The personnel expense for each employee is defined as the overall personnel expense divided by the average number of employees.

For more information about the number of employees and employee compensation, see the Notes to the Consolidated Financial Statements, Note (B.2).

Employee Headcount by Region and Function

Full-time equivalents		12/31/2018				12/31/2017					12/31/2016
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,341	4,268	5,374	15,983	5,869	3,895	4,719	14,482	6,406	4,184	5,412	16,002
Services	8,120	5,736	5,620	19,476	7,536	4,878	4,965	17,379	6,535	4,119	3,967	14,621
Research and development	12,478	5,651	8,930	27,060	11,349	5,250	8,273	24,872	10,525	4,860	7,977	23,363
Sales and marketing	9,843	9,452	4,918	24,213	9,196	9,169	4,854	23,219	8,542	8,999	4,435	21,977
General and administration	2,906	1,970	1,147	6,024	2,676	1,781	1,047	5,504	2,629	1,746	1,018	5,393
Infrastructure	2,160	951	631	3,742	1,732	855	501	3,087	1,584	788	454	2,827
SAP Group (12/31)	41,848	28,029	26,620	96,498	38,357	25,827	24,359	88,543	36,222	24,696	23,265	84,183
Thereof acquisitions	657	952	434	2,043	149	133	7	289	37	172	0	209
SAP Group (months’ end average)	40,496	27,454	25,759	93,709	37,512	25,459	24,029	86,999	34,932	23,532	22,145	80,609

Due to reorganizations in our SAP Digital Business Services in 2017, some employees were reallocated from cloud and software to services. Numbers for 2017 are therefore not fully comparable to prior year.

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

On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), Concur (Germany) GmbH, as well as the employees of SAP Business Compliance Services GmbH are represented by a separate works council. Other employee representatives include the group works council (composed of members of the works councils of SAP SE and SAP Germany), the representatives of severely disabled persons in all entities and on a group level (Germany) and the spokespersons committee as the representation of the executives.

Employees of each of SAP France, SAP France Holding and SAP Labs France SAS are subject to a separate collective bargaining agreement. Each of SAP France, SAP France Holding, SAP Labs France SAS and Concur (France) SAS are represented by a French works council. The represented unions negotiate agreements with each of SAP France and SAP Labs France SAS.

In addition, the employees of various other SAP entities, including SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAP

Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP China Beijing, all entities in the Czech (Republic (SAP ČR, spol. s r.o., SAP Services s.r.o., Ariba Czech s.r.o. and Concur Czech (s.r.o.)),SAP Brasil Ltda, SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o.(Slovenia), SAP Romania SRL, SAP Argentina S.A., SAP Svenska Aktiebolag (Sweden), SAP UK Ltd. and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

Share Ownership

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in “Item 6. Directors, Senior Management and Employees — Compensation Report” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

Share-Based Compensation Plans

Share-Based Compensation

We maintain certain share-based compensation plans. The share-based compensation from these plans result from cash-settled and equity-settled awards issued to employees. For more information on our share-based compensation plans refer to “Item 6. Directors, Senior Management and Employees — Compensation Report” and Note (B.3) to our Consolidated Financial Statements.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 8, 2019, based on information provided by the Depositary there were 60,474,033 ADRs held of record by 816 registered holders. The ordinary shares underlying such ADRs represented 4.92% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 8, 2019 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all individuals who are currently members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively(1)	67,864,34	5.7
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	77,226,053	6.286
Executive Board Members as a group (9 persons)	60,214	0.005
Supervisory Board Members as a group (18 persons)	77,242,795	6.288
Executive Board Members and Supervisory Board Members as a group (27 persons)(3)	77,303,009	6.293
Options and convertible bonds that are vested and exercisable within 60 days of February 8, 2019, held by Executive Board Members and Supervisory Board Members, collectively	0	NA
BlackRock, Inc.(4)	73,937,685	6.0

(1) The foregoing information is based on a Schedule 13G filed by Dietmar Hopp and  other affiliated persons and companies on February 13, 2019.

(2) Includes HP Endowment GmbH & Co. KG and Hasso Plattner Single Asset KG in which Hasso Plattner exercises sole voting and dispositive power.

(3) We believe that, other than Hasso Plattner, each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of February 8, 2019.

(4) As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP’s outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 8, 2019, and has not provided such information. The foregoing information is based on a Schedule 13G filed by BlackRock, Inc. on February 6, 2019.

Currently we are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.

Related-Party Transactions

For information on related-party transactions see Note (G.7) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Financial Statement Schedule

See “Item 18. Financial Statements” and pages F-1 through F-81.

Other Financial Information

Legal Proceedings

We are subject to a variety of legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business, including claims and lawsuits involving businesses we have acquired.

Refer to Note (G.4) to our Consolidated Financial Statements for a detailed discussion of our material legal proceedings.

Dividend Policy

For more information on dividend policy see the disclosure in “Item 3. Key Information — Dividends”.

Significant Changes

Executive Board Changes

Effective January 1, 2019, Juergen Mueller was appointed to the Executive Board.

On February 20, 2019, Bernd Leukert and the Supervisory Board mutually agreed that Bernd Leukert will depart SAP and that his membership on the Executive Board ended effective as of the day.

Restructuring

See Note G.9 to our Consolidated Financial Statements for information on the conclusion of Qualtrics and the restructuring program SAP initiated in 2019.

ITEM 9. THE OFFER AND LISTING

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

Corporate Governance

Introduction

SAP SE, as a European Company with a two-tier board system, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by European and German law, by the Agreement on the

Involvement of Employees in SAP SE (“Employee Involvement Agreement”), by the German Corporate Governance Code and by SAP’s Articles of Incorporation (Satzung) and are summarized below. See “Item 16G. Differences in Corporate Governance Practices” for additional information on our corporate governance practices.

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

Pursuant to Article 40 (3) sentence 1 of the SE Regulation, the number of members of the supervisory board and the rules for determining this number are to be laid down in the articles of incorporation. Furthermore, pursuant to Section 17 (1) SE-AG, the size of supervisory boards of companies which, like SAP SE, have a capital stock exceeding € 10,000,000, is limited to 21 members. In line with these provisions as well as the EIA, the Articles of Incorporation of SAP SE provide that the Supervisory Board shall be composed of 18 members. Furthermore, it is provided in the EIA that the shareholders of SAP SE have the possibility to reduce the size of the Supervisory Board in the future (i.e. at the earliest in the Annual General Meeting of Shareholders in 2019, with effect from the Annual General Meeting of Shareholders in 2020) to 12 members.

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives and the remaining nine are appointed as employees’ representatives by the SAP SE Works Council Europe in accordance with the EIA (see below for details).  Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. In 2018, there were three women on the shareholder representatives’ side of the Supervisory Board and two women on the employee representatives’ side from the beginning of 2018 until May 17, 2018, and five women on the shareholder representatives’ side and two women on the employee representatives’ side from May 17, 2018, until December 31, 2018. Thus the percentage of women on the Supervisory Board reached the minimum quota of 30% throughout 2018, and even exceeded it during the period from May 17, 2018, until December 31, 2018. The term of office of all eighteen members will end upon the conclusion of the Annual General Meeting of Shareholders in 2019.

The procedure for the appointment of the employee representatives on the Supervisory Board of SAP SE is governed by the EIA. In accordance with the EIA, the nine seats on the first Supervisory Board reserved for employees’ representatives were allocated as follows: the first six seats were allocated to Germany, the seventh seat was allocated to France, the eighth seat was also allocated to Germany, and the ninth seat was allocated to a European country not represented by the first eight seats, as determined by the SAP SE Works Council Europe. The employees’ representatives for the first six seats allocated to Germany were determined by direct vote by all SAP employees with their principal place of employment in Germany. According to the EIA, the employees’ representative for the seventh seat allocated to France is generally determined according to the applicable provisions of French law on the election or appointment of employees’ representatives on a supervisory board. With regard to the eighth and ninth seat, members of the SAP SE Works Council Europe from Germany and Slovakia were appointed by the SE Works Council as employees’ representatives.

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

The Audit Committee

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit, cybersecurity matters and compliance matters. According to German Law SAP’s Audit Committee includes at least one independent member with expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly and year-end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with and reviews the audit reports issued and audit issues identified by the auditor. The audit committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and quality. SAP’s Corporate Audit Office, SAP’s Legal Compliance and Integrity Office, SAP’s Global Security Office and SAP’s Risk Management Office report regularly to the Audit Committee, as well as upon request or the occurrence of certain findings, but in any case at least (i) quarterly (the Legal Compliance and Integrity Office and the Risk Management Office), (ii) twice a year (Corporate Audit), and (iii) once a year (the Global Security Office). In addition to making regular reports to the CFO and the Audit Committee, the Legal Compliance and Integrity Office reports to the Executive Board annually.

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

The Finance and Investment Committee

The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues. Furthermore, it regularly discusses acquisitions of intellectual property and companies, venture capital investments and other investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits, as well as — together with the Audit Committee — for the preparation of the full Supervisory Board’s resolution to approve the group annual plan.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP SE’s Executive Board is currently comprised of ten members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP SE. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP SE, and may be liable to SAP SE if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

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

Change in Control

There are no provisions in the Articles of Incorporation of SAP SE that would have the effect of delaying, deferring or preventing a change in control of SAP SE and that would only operate with respect to a merger, acquisition or corporate restructuring involving it or any of its subsidiaries.

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

Refund Procedures for U.S. Holders

Under the Treaty, a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder. Thus, for each US$100 of gross dividends paid by SAP SE to a U.S. Holder, the dividends (which are dependent on the euro/U.S. dollar exchange rate at the time of payment) will be initially subject to a German withholding tax of US$26.375, of which

US$11.375 may be refunded under the Treaty. As a result, a U.S. Holder effectively would receive a total dividend of US$85 (provided the euro/U.S. dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower). Further relief of German withholding tax under the Treaty may be available for corporate U.S. Holders owning at least 10% of the voting stock of SAP or U.S. Holders qualifying as pension fund within the meaning of the Treaty, subject to further requirements being met.

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

The German tax authorities will issue refunds denominated in euros. In the case of shares held through banks or brokers participating in the Depository, the refunds will be issued to the Depository, which will convert the refunds to U.S. dollar. The resulting amounts will be paid to banks or brokers for the account of the U.S. Holders.

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

However, the right of the German government to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. Holder, a transfer of ADRs or ordinary shares by a U.S. Holder at death or by way of gift generally will not be subject to German gift or inheritance tax by reason of the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, German Federal Law Gazette 1982 vol. II page 846, as amended by the Protocol of December 14, 1998 and as published on December 21, 2000, German Federal Law Gazette 2001 vol. II, page 65; the “Estate Tax Treaty”) so long as (i) the decedent or donor, and (ii) the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADRs or ordinary shares were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax paid in Germany, subject to certain limitations, in a case where the ADRs or ordinary shares are subject to German gift or inheritance tax and U.S. federal gift or estate tax.

Other German Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. Holder on the acquisition, ownership, sale or other disposition of our ADRs or ordinary shares.

U.S. Taxation

The following discussion applies to U.S. Holders only if the ADRs and ordinary shares are held as capital assets for tax purposes. It does not address tax considerations applicable to U.S. Holders that may be subject to special tax rules, such as dealers or traders in securities, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, U.S. Holders that hold ordinary shares or ADRs as a part of a straddle, conversion transaction or other arrangement involving more than one position, U.S. Holders that own (or are deemed for U.S. tax purposes to own) 10% or more (by vote or value) of the  stock of SAP SE, U.S. Holders subject to special tax accounting rules as a result of any item of gross income with respect to the ADRs or shares being taken into account in the applicable financial statement, U.S. Holders that have a principal place of business or “tax home” outside the United States or U.S. Holders whose “functional currency” is not the U.S. dollar and U.S. Holders that hold ADRs or ordinary shares through partnerships or other pass-through entities.

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

As discussed above, a U.S. Holder may obtain a refund of German withholding tax under the Treaty to the extent that the German withholding tax exceeds 15% of the dividend distributed. Thus, for each US$100 of gross dividends paid by SAP SE to a U.S. Holder, the dividends (which are dependent on the euro/U.S. dollar exchange rate at the time of payment) will be initially subject to German withholding tax of US$25 plus US$1.375 solidarity surtax, and the U.S. Holder will receive US$73.625. A U.S. Holder who obtains the Treaty refund will receive from the German tax authorities an additional amount in euro that would be equal to US$11.375. For U.S. tax purposes, such U.S. Holder will be considered to have received a total distribution of US$100, which will be deemed to have been subject to German withholding tax of US$15 (15% of US$100) resulting in the net receipt of US$85 (provided the euro/U.S. dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower).

In the case of a distribution in euro, the amount of the distribution generally will equal the U.S. dollar value of the euro distributed (determined by reference to the spot currency exchange rate on the date of receipt of the distribution, or receipt by the Depositary in the case of a distribution on ADRs), regardless of whether the holder in fact converts the euro into U.S. dollar, and the U.S. Holder will not realize any separate foreign currency gain or loss (except to the extent that such gain or loss arises on the actual disposition of foreign currency received). However, a U.S. Holder may be required to recognize foreign currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2018 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2019 tax year. Certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service and will be subject to backup withholding taxes (currently imposed at a 24% rate for 2018-2025) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

U.S. Foreign Tax Credit

In general, in computing its U.S. federal income tax liability, a U.S. Holder may elect for each taxable year to claim a deduction or, subject to the limitations on foreign tax credits generally, a credit for foreign income taxes paid or accrued by it. For U.S. foreign tax credit purposes, subject to the applicable limitations under the foreign tax credit rules, German tax withheld from dividends paid to a U.S. Holder, up to the 15% provided under the Treaty (and also dependent on the euro/U.S. dollar exchange rate at the time of payment of the dividend and the time of refund of the German tax withheld), will be eligible for credit against the U.S. Holder’s federal income tax liability or, if the U.S. Holder has elected to deduct such taxes, may be deducted in computing taxable income.

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

Material Contracts

Callidus Software Inc.

Pursuant to an Agreement and Plan of Merger dated January 29, 2018 by and among Callidus Software Inc. (Callidus), SAP America, Inc., and Emerson One Acquisition Corp., a wholly owned subsidiary of SAP America, Inc., Emerson One Acquisition Corp. commenced a cash tender offer for all of the outstanding shares of Callidus common stock at US$36.00 per share, representing an enterprise value of approximately US$2.4 billion. The transaction closed in the second quarter of 2018.

The preceding description is a summary of the Agreement and Plan of Merger and is qualified in its entirety by the Agreement and Plan of Merger which is incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Callidus on January 30, 2018.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Disclosures”, for information on our credit facilities.

Compliance With Regulations

Pursuant to Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, SAP has filed the required Iran Notice with the SEC. See Note (G.4) to our Consolidated Financial Statements for more information.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various financial risks, such as market risks, including changes in foreign currency exchange rates, interest rates and equity prices, as well as credit risk and liquidity risk. We manage these risks on a Group-wide basis. Selected derivatives are exclusively used for this purpose and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction. Financial risk management is done centrally. See Note (F.1) to our Consolidated Financial Statements for our quantitative and qualitative disclosures about market risk.

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

Applicable service fees are either deducted from any cash dividends or other cash distributions or charged separately to holders in a manner determined by the Depositary, depending on whether ADSs are registered in the name of investors (whether certificated or in book-entry form) or held in brokerage and custodian accounts (via DTC). In the case of distributions of securities, the Depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor, whether certificated or in book entry form, the Depositary sends invoices to the applicable record date ADS holders. For ADSs held in brokerage and custodian accounts via DTC, the Depositary may, if permitted by the settlement systems provided by DTC, collect the fees through those settlement systems from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the Depositary.

In the event of a refusal to pay applicable fees, the Depositary may refuse the requested services until payment is received or may set off the amount of the fees from any distribution to be made to the ADR holder, all in accordance with the Deposit Agreement.

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning November 25, 2017 and ending November 24, 2018, the Depositary made direct and indirect payments to SAP in an aggregate amount of US$2,414,387.85 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2018. The evaluation was led by SAP’s Global Governance Risk & Compliance function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2018, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

KPMG AG Wirtschaftsprüfungsgesellschaft, our independent registered public accounting firm, has issued its audit report on the effectiveness of SAP’s internal control over financial reporting, which is included in Item 18. Financial Statements, “Report of Independent Registered Public Accounting Firm.”

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

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees (including all personnel in the accounting and controlling departments), managers and the members of SAP’s Executive Board (including our CEO and CFO). Our Code of Business Conduct constitutes a “code of ethics” as defined in Item 16.B of Form 20-F. Our Code of Business Conduct sets standards for all dealings with customers, partners, competitors and suppliers and includes, among others, regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, data protection and privacy and avoiding anti-competitive practices. International differences in culture, language, and legal and social systems make the adoption of uniform Codes of Business Conduct across an entire global company challenging. As a result, SAP has set forth a master code containing minimum standards. In turn, each company within the SAP Group has been required to adopt a similar code that meets at least these minimum standards, but may also include additional or more stringent rules of conduct. Newly acquired companies also are required to meet the minimum standards set forth in the Code of Business Conduct. SAP amends its Code of Business Conduct as necessary, including in February 2012 and December 2016, and most recently in March 2018.We have made our amended Code of Business Conduct publicly available by posting the full text on our Web site under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit Related Fees, Tax Fees and All Other Fees

Refer to Note (G.8) to our Consolidated Financial Statements for information on fees charged by our independent registered public accounting firm, KPMG, for audit services and other professional services.

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

In 2002 our Audit Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our external independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended several times since 2002 with the latest changes made to reflect the provisions on audit and non-audit services introduced by European Union in 2014. The policy requires prior approval of the Audit Committee for all services to be provided by our external independent auditors for any entity of the SAP Group. With regard to non-audit services the policy distinguishes among three categories of services:

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of Shareholders on May 17, 2018, the Executive Board was authorized to acquire, on or before May 16, 2023, up to 120 million shares of SAP. The authorization from May 17, 2018 replaced the authorization from June 4, 2013.

The authorization is subject to the provision that the shares to be purchased, together with any other shares already acquired and held by SAP or which are attributable to SAP pursuant to Section 71d and Section 71e AktG (German Stock Corporation Act), do not account for more than 10% of SAP’s capital stock.

In 2018 there were no purchases made by us or on our behalf or on behalf of SAP of SAP shares or SAP ADRs. The maximum number of SAP shares that SAP could  purchase under existing repurchase programs was 87,996,069 as of December 31, 2018.

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

Legal Framework

The primary sources of law relating to the corporate governance of a European Company are the Council Regulation (EC) No. 2157/2001 on the Statute for a European Company (the “SE Regulation”), the German Act on the Implementation of Council Regulation No. 2157/2001 of October 8, 2001 on the Statute for a European Company (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) — SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004, and the German Stock Corporation Act (Aktiengesetz). Additionally, the European Regulation (EU) No 596/2014 of the European Parliament and the Council on market abuse (the “MAR”), the German Securities Trading Act (Wertpapierhandelsgesetz), the German Securities Purchase and Take Over Act (Wertpapiererwerbs- und Übernahmegesetz), the Stock Exchange Admission Regulations, the German Commercial Code (Handelsgesetzbuch) and certain other German statutes contain corporate governance rules applicable to SAP. In addition to these mandatory rules, the German Corporate Governance Code (“GCGC”) summarizes the mandatory statutory corporate governance principles found in the German Stock Corporation Act and other provisions of German law. Further, the GCGC contains supplemental recommendations and suggestions for standards on responsible corporate governance intended to reflect generally accepted best practices.

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis from 2003 through February 21, 2018. In its most recent Declaration of Implementation issued in October 2018, SAP declared that it has complied since February 21, 2018, and will comply also in the future, with all recommendations of the GCGC. Declarations from 2012 forward are available on the SAP website.

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

By contrast, the German Stock Corporation Act and the GCGC require that the Supervisory Board ensure that its members collectively have the knowledge, competencies and professional experience required to properly perform their duties. Additionally, the GCGC  recommends that the Supervisory Board should implement and adhere to concrete director independence criteria, specify what it considers to be appropriate numbers of shareholders’ representatives and Supervisory Board members generally which are independent within the meaning of Section 5.4.2 of the Code, and determine annually whether such numbers have been met. According to this definition, a Supervisory Board member is not to be considered independent in particular if s/he has personal or business relations with the company, its executive bodies, a controlling shareholder or an enterprise associated with any of the preceding persons and entities which could cause a substantial and sustained conflict of interest. The members of the Supervisory Board must ensure that they have enough time to perform their board duties and must carry out their duties carefully and in the company’s best interests. They must be loyal to SAP in their conduct, and the GCGC recommends that they should not accept appointment to governing bodies of, or exercise advisory functions at, companies that are in significant competition with SAP. The GCGC further recommends that each member of the Supervisory Board should inform the Supervisory Board of any conflicts of interest, and that material and sustained conflicts of interest involving a member of the Supervisory Board should result in the termination of that member’s Supervisory Board mandate. Supervisory Board members must disclose any planned conclusion of advisory or other service agreements or contracts for work with SAP, or loan agreements between them or persons closely related to them and SAP to the Supervisory Board promptly. Such agreements require the consent of the Supervisory Board. The Supervisory Board may grant its permission for any such transaction only if it is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest.

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2018 that all nine shareholders’ representatives on the Supervisory Board are independent within the meaning of Section 5.4.2 of the GCGC, and that also considering the employee representatives the Supervisory Board has what it considers to be an adequate number of independent members.

Section 5.3.2 of the GCGC recommends that the chairperson of the Audit Committee of the Supervisory Board should have specific knowledge and experience in applying accounting principles and internal control procedures, and should be independent, and not be a former member of the Executive Board whose term of office ended less than two years ago. Furthermore, the chairperson of the Audit Committee should not simultaneously chair the Supervisory Board as a whole. Mr. Erhard Schipporeit who is the Chairman of SAP’s Audit Committee meets these recommendations. However, applicable European and German corporate law does not require the Supervisory Board to make an affirmative determination for each individual member that it is independent or that a majority of Supervisory Board members or the members of a specific committee are independent. As described above, the GCGC only recommends that the Supervisory Board determines the independence of its members.

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

Audit Committee Independence

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairman of SAP’s Audit Committee and Dr. Friederike Rotsch  meet the independence requirements of Rule 10A-3 of the Exchange Act. The other two Audit Committee members, Panagiotis Bissiritsas and Martin Duffek, are employee representatives who are eligible for the exemption provided by Rule 10 A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

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

Specific Principles of Corporate Governance

Under the NYSE Rules Section 303A.09 listed companies must adopt and disclose corporate guidelines. Since October 2007, SAP has applied, with few exceptions, and since February 2018 without any exceptions, the recommended corporate governance standards of the GCGC rather than company-specific principles of corporate governance. The GCGC recommendations differ from the NYSE Standards primarily as outlined in this Item 16G.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-##.

The following are filed as part of this report:

–         Report of Independent Registered Public Accounting Firm.

–         Consolidated Financial Statements

■              Consolidated Income Statements for the years ended December 31, 2018, 2017, and 2016.

■              Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016.

■              Consolidated Statements of Financial Position as of December 31, 2018 and 2017.

■              Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016.

■              Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016.

■              Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of June 4, 2018 (English translation).

2.1	Form of global share certificate for ordinary shares (English translation). (1)

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

4.1.1

Amended and Restated Deposit Agreement dated as of November 25, 2009, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder. (2)

4.1.2

Amendment No. 1 dated March 18, 2016 to the Amended and Restated Deposit Agreement, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. (3)

4.10	Agreement and Plan of Merger dated January 29, 2018 by and among Callidus Software Inc. SAP America, Inc., and Emerson One Acquisition Corp.(4)

8	For a list of our subsidiaries see Note (G.10) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Bill McDermott, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Luka Mucic, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Bill McDermott, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Luka Mucic, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

101.	INS XBRL Instance Document

101.	SCH XBRL Taxonomy Schema Linkbase Document

101.	CAL XBRL Taxonomy Calculation Linkbase Document

101.	DEF XBRL Taxonomy Definition Linkbase Document

101.	LAB XBRL Taxonomy Labels Linkbase Document

101.	PRE XBRL Taxonomy Presentation Linkbase Document

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

(4) Incorporated by reference to Exhibit 2.1 to Callidus Software Inc.’s Current Report on Form 8-K filed with the Commission on January 30, 2018.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE
(Registrant)
By: /s/ BILL MCDERMOTT

Name: Bill McDermott
Title: Chief Executive Officer

Dated: February 28, 2019

By: /s/ LUKA MUCIC

Name: Luka Mucic
Title: Chief Financial Officer

Dated: February 28, 2019

SAP SE AND SUBSIDIARIES

Report of Independent registered public accounting firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SAP SE and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in Accounting Principles

As discussed in Notes A.5 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of International Financial Reporting Standard 15, Revenue from Contracts with Customers.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/KPMG AG Wirtschaftsprüfungsgesellschaft

____________

We have served as the Company’s auditor since 2002.

Mannheim, Germany

February 20, 2019

SAP SE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS IFRS

 Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2018	2017	2016
Cloud subscriptions and support		4,993	3,769	2,993
Software licenses		4,647	4,872	4,859
Software support		10,981	10,908	10,571
Software licenses and support		15,628	15,780	15,431
Cloud and software		20,622	19,549	18,424
Services		4,086	3,912	3,639
Total revenue	(A.1), (C.2)	24,708	23,461	22,062

Cost of cloud subscriptions and support		–2,068	–1,660	–1,313
Cost of software licenses and support		–2,092	–2,234	–2,182
Cost of cloud and software		–4,160	–3,893	–3,495
Cost of services		–3,302	–3,158	–3,089
Total cost of revenue		–7,462	–7,051	–6,583
Gross profit		17,246	16,410	15,479
Research and development		–3,624	–3,352	–3,044
Sales and marketing		–6,781	–6,924	–6,265
General and administration		–1,098	–1,075	–1,005
Restructuring	(B.6)	–19	–182	–28
Other operating income/expense, net		–20	1	–3
Total operating expenses		–19,005	–18,584	–16,928
Operating profit		5,703	4,877	5,135

Other non-operating income/expense, net	(C.3)	–56	–36	–234
Finance income		371	476	230
Finance costs		–418	–288	–259
Financial income, net	(C.4)	–47	188	–29
Profit before tax	(C.2)	5,600	5,029	4,872

Income tax expense	(C.5)	–1,511	–983	–1,242
Profit after tax		4,088	4,046	3,629
Attributable to owners of parent		4,083	4,008	3,642
Attributable to non-controlling interests		6	38	–13

Earnings per share, basic (in €)	(C.6)	3.42	3.35	3.04
Earnings per share, diluted (in €)	(C.6)	3.42	3.35	3.04

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2018	2017	2016
Profit after tax		4,088	4,046	3,629
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		12	29	–10
Income taxes relating to remeasurements on defined benefit pension plans		–1	–7	2
Remeasurements on defined benefit pension plans, net of tax		11	22	–8
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		11	22	–8
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		910	–2,730	865
Reclassification adjustments on exchange differences on translation, before tax		0	0	–1
Exchange differences, before tax		910	–2,730	864
Income taxes relating to exchange differences on translation		0	–2	–25
Exchange differences, net of tax	(E.2)	910	–2,732	839
Gains (losses) on remeasuring available-for-sale financial assets, before tax		0	114	–18
Reclassification adjustments on available-for-sale financial assets, before tax		0	–250	–26
Available-for-sale financial assets, before tax	(F.2), (F.3)	0	–136	–44
Income taxes relating to available-for-sale financial assets		0	1	1
Available-for-sale financial assets, net of tax	(E.2)	0	–135	–43
Gains (losses) on cash flow hedges/cost of hedging, before tax		–10	81	–24
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		–22	–41	8
Cash flow hedges/cost of hedging, before tax	(F.1), (F.3)	–32	39	–15
Income taxes relating to cash flow hedges/cost of hedging		9	–10	4
Cash flow hedges/cost of hedging, net of tax	(E.2)	–23	29	–11
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		887	–2,838	785
Other comprehensive income, net of tax		898	–2,816	777
Total comprehensive income		4,986	1,229	4,406
Attributable to owners of parent		4,980	1,191	4,418
Attributable to non-controlling interests		6	38	–13

The accompanying Notes are an integral part of these Consolidated Financial Statements.

 Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2018	2017
Cash and cash equivalents	(E.3)	8,627	4,011
Other financial assets	(D.5), (E.3)	448	990
Trade and other receivables	(A.2)	6,362	5,899
Other non-financial assets	(A.3), (G.1)	889	725
Tax assets		293	306
Total current assets		16,620	11,930
Goodwill	(D.2)	23,725	21,271
Intangible assets	(D.3)	3,227	2,967
Property, plant, and equipment	(D.4)	3,553	2,967
Other financial assets	(D.5), (E.3)	1,536	1,155
Trade and other receivables	(A.2)	118	118
Other non-financial assets	(A.3), (G.1)	1,301	687
Tax assets		397	352
Deferred tax assets	(C.5)	1,015	1,037
Total non-current assets		34,871	30,554
Total assets		51,491	42,484

Trade and other payables		1,486	1,151
Tax liabilities		611	597
Financial liabilities	(E.3)	1,125	1,561
Other non-financial liabilities	(B.5), (G.2)	4,120	3,982
Provisions	(A.4), (B.4), (B.5), (B.6)	110	149
Contract liabilities/deferred income	(A.1)	3,028	2,771
Total current liabilities		10,481	10,210
Trade and other payables		129	119
Tax liabilities		495	434
Financial liabilities	(E.3)	10,553	5,034
Other non-financial liabilities	(B.5), (G.2)	501	514
Provisions	(A.4), (B.4), (B.5), (B.6)	270	328
Deferred tax liabilities	(C.5)	97	251
Contract liabilities/deferred income	(A.1)	88	79
Total non-current liabilities		12,133	6,759
Total liabilities		22,614	16,969
Issued capital		1,229	1,229
Share premium		543	570
Retained earnings		27,407	24,769
Other components of equity		1,234	508
Treasury shares		–1,580	–1,591
Equity attributable to owners of parent		28,832	25,484
Non-controlling interests		45	31
Total equity	(E.2)	28,877	25,515
Total equity and liabilities		51,491	42,484

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

€ millions	Equity Attributable to Owners of Parent						Non- Controlling Interests	Total Equity
	Issued Capital	Share Premium	Retained Earnings	Other Components of Equity	Treasury Shares	Total

Notes	(E.2)	(E.2)		(E.2)	(E.2)
1/1/2016	1,229	558	20,033	2,561	–1,124	23,257	28	23,285
Profit after tax			3,642			3,642	–13	3,629
Other comprehensive income			–8	785		777		777
Comprehensive income			3,634	785		4,418	–13	4,406
Share-based payments		16				16		16
Dividends			–1,378			–1,378		–1,378
Reissuance of treasury shares under share-based payments		25			25	50		50
Other changes			–2			–2	6	4
12/31/2016	1,229	599	22,287	3,346	–1,099	26,361	21	26,383
Profit after tax			4,008			4,008	38	4,046
Other comprehensive income			22	–2,838		–2,816		–2,816
Comprehensive income			4,029	–2,838		1,191	38	1,229
Share-based payments		–43				–43		–43
Dividends			–1,499			–1,499	–66	–1,565
Purchase of treasury shares					–500	–500		–500
Reissuance of treasury shares under share-based payments		13			8	22		22
Hyperinflation			–17			–17		–17
Changes in non-controlling interests			–33			–33	35	2
Other changes			2			2	2	4
12/31/2017	1,229	570	24,769	508	–1,591	25,484	31	25,515
Adoption of IFRS 15			83			83		83
Adoption of IFRS 9			135	–160		–25		–25
1/1/2018	1,229	570	24,987	347	–1,591	25,542	31	25,573
Profit after tax			4,083			4,083	6	4,088
Other comprehensive income			11	887		898		898
Comprehensive income			4,093	887		4,980	6	4,986
Share-based payments		–40				–40		–40
Dividends			–1,671			–1,671	–13	–1,684
Reissuance of treasury shares under share-based payments		13			11	24		24
Shares to be issued			7			7		7
Hyperinflation			–8			–8		–8
Changes in non-controlling interests						0	19	19
Other changes			–2			–2	3	1
12/31/2018	1,229	543	27,407	1,234	–1,580	28,832	45	28,877

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2018	2017	2016
Profit after tax		4,088	4,046	3,629
Adjustments to reconcile profit after tax to net cash flow from operating activities:
Depreciation and amortization	(D.2)–(D.4)	1,362	1,272	1,268
Income tax expense	(C.5)	1,511	983	1,242
Financial income, net	(C.4)	47	–188	29
Decrease/increase in sales and bad debt allowances on trade receivables		–67	–32	51
Other adjustments for non-cash items		–14	–34	39
Decrease/increase in trade and other receivables		136	–309	–675
Decrease/increase in other assets		–454	–355	–248
Decrease/increase in trade payables, provisions, and other liabilities		93	389	513
Decrease/increase in contract liabilities/deferred income		–561	718	368
Interest paid		–251	–200	–190
Interest received		99	88	79
Income taxes paid, net of refunds		–1,687	–1,332	–1,477
Net cash flows from operating activities		4,303	5,045	4,628
Business combinations, net of cash and cash equivalents acquired		–2,036	–291	–106
Cash flows from derivative financial instruments related to business combinations		–103	0	0
Total cash flows for business combinations, net of cash and cash equivalents acquired	(D.1)	–2,140	–291	–106
Purchase of intangible assets and property, plant, and equipment		–1,458	–1,275	–1,001
Proceeds from sales of intangible assets or property, plant, and equipment		57	97	63
Purchase of equity or debt instruments of other entities		–1,013	–2,914	–1,549
Proceeds from sales of equity or debt instruments of other entities		1,488	3,272	793
Net cash flows from investing activities		–3,066	–1,112	–1,799
Dividends paid	(E.2)	–1,671	–1,499	–1,378
Dividends paid on non-controlling interests		–7	–45	0
Purchase of treasury shares	(E.2)	0	–500	0
Proceeds from reissuance of treasury shares		0	0	27
Proceeds from borrowings	(E.3)	6,368	27	443
Repayments of borrowings	(E.3)	–1,407	–1,391	–1,800
Transactions with non-controlling interests		0	2	3
Net cash flows from financing activities		3,283	–3,406	–2,705
Effect of foreign currency rates on cash and cash equivalents		97	–218	167
Net decrease/increase in cash and cash equivalents		4,617	309	291
Cash and cash equivalents at the beginning of the period	(E.3)	4,011	3,702	3,411
Cash and cash equivalents at the end of the period	(E.3)	8,627	4,011	3,702

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN.1)   Basis for Preparation

General Information

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2018 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2018. There were no standards or interpretations as at December 31, 2018, impacting our Consolidated Financial Statements for the years ended December 31, 2018, 2017, and 2016, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 20, 2019, for submission to our Supervisory Board.

All amounts included in the Consolidated Financial Statements are reported in millions of euros (€ millions) except where otherwise stated. As figures are rounded, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Amounts disclosed in the Notes that are taken directly from our  Consolidated Income Statements or our  Consolidated Statements of Financial Position are marked by the symbols  and , respectively.

Accounting Policies, Management Judgments and Sources of Estimation Uncertainty

How We Present Our Accounting Policies, Judgments, and Estimates

To ease the understanding of our financial statements, we present the accounting policies, management judgments, and sources of estimation uncertainty (hereafter: accounting policies, judgments, and estimates) on a given subject together with other disclosures related to the same subject in the Note that deals with this subject. Accounting policies, judgments, and estimates that do not relate to a specific subject are presented in the following section.

For easier identification of our accounting policies, judgments, and estimates, disclosures are marked with the symbol  and framed by a light gray box. They focus on the accounting choices made within the framework of the prevailing IFRS and refrain from repeating the underlying promulgated IFRS guidance, unless we consider it particularly important to the understanding of a Note’s content.

The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	Accounting Policies, Judgments, and Estimates
(IN.1)	Basis for Preparation
(A.1)	Revenue
(A.2)	Trade and Other Receivables
(A.3)	Capitalized Cost from Contracts with Customers
(A.4)	Customer-Related Provisions
(B.3)	Share-Based Payments
(B.4)	Pension Plans and Similar Obligations
(B.5)	Other Employee-Related Obligations
(B.6)	Restructuring
(C.1)	Results of Segments
(C.5)	Income Taxes
(D.1)	Business Combinations
(D.2)	Goodwill
(D.3)	Intangible Assets
(D.4)	Property, Plant, and Equipment
(D.5)	Equity Securities
(E.3)	Liquidity
(F.1)	Financial Risk Factors and Risk Management
(F.2)	Fair Value Disclosures on Financial Instruments
(G.1)	Other Non-Financial Assets
(G.4)	Other Litigation, Claims, and Legal Contingencies
(G.6)	Executive and Supervisory Board Compensation

General Accounting Policies

Bases of Measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for the following:

–   Derivative financial instruments and liabilities for cash-settled share-based payments are measured at fair value. In accordance with IFRS 9, financial assets with cash flows that are not solely payments of principal or interest are also measured at fair value.

– Post-employment benefits are measured at the present value of the defined benefit obligations less the fair value of the plan assets.

– Monetary assets and liabilities denominated in foreign currencies are translated at period-end exchange rates.

 Foreign Currencies and Hyperinflation

Income and expenses and operating cash flows of our foreign subsidiaries that use a functional currency other than the euro are translated at average rates of foreign exchange (FX) computed on a monthly basis. Exchange differences resulting from foreign currency transactions are recognized in other non-operating income/expense, net.

We apply hyperinflation accounting for our subsidiaries in Argentina and Venezuela by restating the financial statements of these subsidiaries for the current period to account for changes in the general purchasing power of the local currency based on relevant price indexes at the reporting date. The restated financial statements of our subsidiaries in Venezuela and Argentina are translated at closing rates. Most significantly impacted by this accounting are the following:

– Total revenue (decrease of €19 million in 2018)

– Operating profit (decrease of €12 million in 2018)

– Other non-operating income/expense (gain of €25 million in 2018)

– Equity (retained earnings and other comprehensive income) (decrease of €32 million as at December 31, 2018)

– Total liabilities (increase of €19 million as at December 31, 2018)

The exchange rates of key currencies affecting the Company were as follows:

 Exchange Rates

Equivalent to €1			Middle Rate as at 12/31		Annual Average Exchange Rate
		2018	2017	2018	2017	2016
U.S. dollar	USD	1.1450	1.1993	1.1815	1.1315	1.1045
Pound sterling	GBP	0.8945	0.8872	0.8847	0.8770	0.8206
Japanese yen	JPY	125.85	135.01	130.41	126.85	119.77
Swiss franc	CHF	1.1269	1.1702	1.1549	1.1159	1.0886
Indian rupee	INR	79.7298	76.6055	80.7277	73.9595	73.9685
Australian dollar	AUD	1.6220	1.5346	1.5799	1.4794	1.4850

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

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems. For more information about the recognition of internally generated intangible assets from development, see Note (D.3).

Sales and Marketing

Sales and marketing includes costs incurred for the selling and marketing activities related to our software and cloud solutions and our service portfolio.

General and Administration

General and administration includes costs related to finance and administrative functions, human resources, and general management as long as they are not directly attributable to one of the other operating expense line items.

Management Judgments and Sources of Estimation Uncertainty

The preparation of the Consolidated Financial Statements requires our management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent liabilities.

We base our judgments, estimates, and assumptions on historical and forecast information, and on regional and industry economic conditions in which we or our customers operate. Changes to these conditions could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our recognized assets, liabilities, revenues, and expenses and disclosed contingent liabilities. Actual results could differ from original estimates.

The accounting policies that most frequently or significantly require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

Note	Significant Accounting Policies
(A.1)	Revenue recognition
(A.2)	Valuation of trade receivables
(B.3)	Accounting for share-based payments
(C.5)	Accounting for income taxes
(D.1)	Accounting for business combinations
(D.2)	Accounting for goodwill
(D.3)	Accounting for intangible assets (including recognition of internally generated intangible assets from development)
(G.4)	Accounting for legal contingencies

Our management periodically discusses these significant accounting policies with the Audit Committee of our Supervisory Board.

New Accounting Standards Not Yet Adopted

The standards and interpretations (relevant to the Group) that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are discussed below. We intend to adopt these standards when they become effective:

On January 13, 2016, the IASB issued IFRS 16 ‘Leases.’ This new standard is effective for us starting January 1, 2019. We have decided to apply the modified retrospective approach, which requires that the cumulative effect of initially applying the standard be recognized as an adjustment to the opening balance of retained earnings on the date of initial application. The new standard significantly impacts the lease accounting by lessees as, in general, all leases need to be recognized on the lessee’s balance sheet. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The nature of expenses related to those leases will now change because we will recognize a depreciation expense for right-of-use assets and interest expense on lease liabilities. These changes apply to leases that had previously been classified as operating leases under IAS 17. We have decided to use practical expedients offered by the standard (such as non-capitalization of short-term leases and low-value leases, and the use of hindsight when determining the lease term if the contract contains options to extend or terminate the lease). When measuring the right-of-use asset, there are two options in transition. We plan to apply the retrospective approach for our larger leases (primarily facility leases), while smaller leases will be measured at an amount equal to the lease liability and adjusted by the amount of any prepaid or accrued lease payments existing immediately prior to the date of initial application.

Prior to the adoption of IFRS 16, we established a project across SAP’s finance and business functions. This project included the implementation of a new SAP-based lease accounting and reporting solution, and the development of IFRS 16 lease accounting policies and business processes to support those policies. In addition to this, we have provided training for the relevant stakeholders within the organization.

The vast majority of the impact comes from our leased facilities, data centers, and cars. These operating leases were previously off-balance-sheet items (lease payments were expensed directly to rent expense over the lease term) under IAS 17. We estimate the total assets and total liabilities will amount to approximately €1.9 billion and €2.0 billion, respectively, as at January 1, 2019 (the date of initially applying IFRS 16). The difference between these two amounts (less than €0.1 billion) is recorded as an adjustment to retained earnings as of the date of initial application. This difference is primarily due to interest accruing retrospectively at a higher rate in earlier years and decreasing over the lease term, while depreciation is recorded on a straight-line basis. The adoption of IFRS 16 is expected to have a favorable impact on operating profit in 2019, since a portion of the costs that were previously classified as rental expenses are classified as interest expense and thus recorded outside operating profit. Based on the Group’s leases as of January 1, 2019, operating profit is expected to increase by substantially less than €0.1 billion. The actual impact on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. IFRS 16 has also an impact on how lease payments are presented in the cash flow statement. This will result in an increase in cash flows from operating activities and a decline in cash flows from financing activities. Cash flows from operating activities is expected to increase by approximately €0.3 billion to €0.4 billion.

Section A — Customers

This section discusses disclosures related to contracts with our customers. These include but are not limited to explanations of how we recognize revenue, revenue breakdowns, and information about our trade receivables and customer-related obligations. Furthermore, in this section we disclose the most significant differences to prior-year figures resulting from the application of IFRS 15 ‘Revenue from Contracts with Customers’ (see Note (A.5)).

(A.1)   Revenue

Classes of Revenue

We derive our revenue from fees charged to our customers for the use of our hosted cloud offerings, for licenses to our on-premise software products, and for standardized and premium support services, consulting, customer-specific software developments, training, and other services.

Cloud and software revenue, as presented in our Consolidated Income Statements, is the sum of our cloud subscriptions and support revenue, our software license revenue, and our software support revenue.

–        Revenue from cloud subscriptions and support represents fees earned from providing customers with any of the following:

▪         Software as a Service (SaaS), that is, a right to use software functionality (including standard functionalities and custom cloud applications and extensions) in a cloud-based infrastructure hosted by SAP or third parties engaged by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to either run it on its own IT infrastructure or to engage a third-party provider unrelated to SAP to host and manage the software; SaaS also includes transaction and agent fees for transactions that customers of our network business execute on our cloud-based transaction platforms.

▪         Platform as a Service (PaaS), that is, access to a cloud-based infrastructure to develop, run, and manage applications

▪         Infrastructure as a Service (IaaS), that is, hosting and related application management services for software hosted by SAP or third parties engaged by SAP, where the customer has the right to take possession of the software

▪         Premium cloud subscription support beyond the regular support that is embedded in the basic cloud subscription fees

–        Software license revenue represents fees earned from the sale or license of software to customers for use on the customer’s premises, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises or on hardware of third-party hosting providers unrelated to SAP (on-premise software). Software license revenue includes revenue from both the sale of our standard software products and customer-specific on-premise-software development agreements.

–        Software support revenue represents fees earned from providing customers with standardized support services that comprise unspecified future software updates, upgrades, and enhancements as well as technical product support services for on-premise software products.

Services revenue primarily represents fees earned from professional consulting services, premium support services, training services, and messaging services.

 Accounting Policies, Judgments, and Estimates

Identification of Contract

We frequently enter into multiple contracts with the same customer that we treat, for accounting purposes, as one contract if the contracts are entered into at or near the same time and are economically interrelated. We do not combine contracts with closing days more than three months apart because we do not consider them being entered into near the same time. Judgment is required in evaluating whether various contracts are interrelated, which includes considerations as to whether they were negotiated as a package with a single commercial objective, whether the amount of consideration on one contract is dependent on the performance of the other contract, or if some or all goods in the contracts are a single performance obligation.

New arrangements with existing customers can be either a new contract or the modification of prior contracts with the customer. Our respective judgment in making this determination considers whether there is a connection between the new arrangement and the pre-existing contracts, whether the goods and services under the new arrangement are highly interrelated with the goods and services sold under prior contracts, and how the goods and services under the new arrangement are priced. In determining whether a change in transaction price represents a contract modification or a change in variable consideration, we examine whether the change in price results from changing the contract or from applying unchanged existing contract provisions.

Identification of Performance Obligations

Our customer contracts often include various products and services. Typically, the products and services outlined in the Classes of Revenue section qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately. Judgment is required, however, in determining whether a good or service is considered a separate performance obligation. In particular for our professional services and implementation activities, judgment is required to evaluate whether such services significantly integrate, customize, or modify the on-premise software or cloud service to which they relate. In this context, we consider the nature of the services and their volume relative to the volume of the on-premise software or cloud service to which they relate. In general, the implementation services for our cloud services go beyond pure setup activities and qualify as separate performance obligations. Similarly, our on-premise implementation services and our custom development services typically qualify as separate performance obligations. Non-distinct goods and services are combined into one distinct bundle of goods and services (combined performance obligation).

When selling goods or services, we frequently grant customers options to acquire additional goods or services (for example, renewals of renewable offerings, or additional volumes of purchased software). We apply judgment in determining whether such options provide a material right to the customer that the customer would not receive without entering into that contract (material right options). In this judgment, we consider whether the options entitle the customer to a discount that exceeds the discount granted for the respective goods or services sold together with the option.

Determination of Transaction Price

We apply judgment in determining the amount to which we expect to be entitled in exchange for transferring promised goods or services to a customer. This includes estimates as to whether and to what extent subsequent concessions or payments may be granted to customers and whether the customer is expected to pay the contractual fees. In this judgment, we consider our history both with the respective customer and more broadly.

Our typical cloud services do not provide the customer with a software license because the customer does not have the right to terminate the hosting contract and take possession of the software. Consequently, cloud fees that are based on transaction volumes are considered in the transaction price based on estimates rather than being accounted for as sales-based license royalties.

Only very rarely do our contracts include significant financing components. We do not account for financing components if the period between when SAP transfers the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.

Allocation of Transaction Price

We have established a hierarchy to identify the standalone selling prices (SSPs) that we use to allocate the transaction price of a customer contract to the performance obligations in the contract.

–        Where standalone selling prices for an offering are observable and reasonably consistent across customers (that is, not highly variable), our SSP estimates are derived from our respective pricing history. Typically, our standardized support offerings and our professional service offerings follow this approach.

–        Where sales prices for an offering are not directly observable or highly variable across customers, we use estimation techniques. For renewable offerings with highly variable pricing, these techniques consider the individual contract’s expected renewal price as far as this price is substantive. Typically, our cloud subscription offerings follow this approach. For non-renewable offerings, these estimations follow a cost-plus-margin approach.

–        For offerings that lack renewals, have highly variable pricing, and lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach. We use this technique in particular for our standard on-premise software offerings.

Judgment is required when estimating SSPs. To judge whether the historical pricing of our goods and services is highly variable, we have established thresholds of pricing variability. For judging whether contractual renewal prices are substantive, we have established floor prices that we use as SSPs whenever the contractual renewal prices are below these floor prices. In judging whether contracts are expected to renew at their contractual renewal prices, we rely on our respective renewal history. The SSPs of material right options depend on the probability of option exercise. In estimating these probabilities, we apply judgment considering historical exercise patterns.

We review the stand-alone selling prices periodically or whenever facts and circumstances change to ensure the most objective input parameters available are used.

Recognition of Revenue

Cloud subscription and support revenue is recognized over time as the services are performed. Where our performance obligation is the grant of a right to continuously access and use a cloud offering for a certain term, revenue is recognized based on time elapsed and thus ratably over this term.

Software revenue is recognized at a point in time or over time depending on whether we deliver standard software or customer-specific software:

–        Licenses for our standard on-premise software products are typically delivered by providing the customer with access to download the software. The license period starts when such access is granted. We recognize revenue for these on-premise licenses at the point in time when the customer has access to and thus control over the software. In judging whether our on-premise software offerings grant customers a right to use, rather than a right to access, our intellectual property, we have considered the usefulness of our software without subsequent updates to it.

–        Typically, our customer-specific on-premise-software development agreements:

▪         Are for software developed for specific needs of individual customers and therefore it does not have any alternative use for us

▪         Provide us with an enforceable right to payment for performance completed to date

For such development agreements, we recognize revenue over time as the software development progresses. Judgment is required in identifying an appropriate method to measure the progress toward complete satisfaction of such performance obligations. We typically measure progress of our development agreements based on the direct costs incurred to date in developing the software as a percentage of the total reasonably estimated direct costs to fully complete the development work (percentage-of-completion method). This method of measuring progress faithfully depicts the transfer of the development services to the customer, as substantially all of these costs are cost of the staff or third parties performing the development work. In estimating the total cost to fully complete the development work, we consider our history with similar projects.

Support revenue is typically recognized based on time elapsed and thus ratably over the term of the support arrangement. Under our standardized support services, our performance obligation is to stand ready to provide technical product support and unspecified updates, upgrades, and enhancements on a when-and-if-available basis. Our customers simultaneously receive and consume the benefits of these support services as we perform.

Service revenue is typically recognized over time. Where we stand ready to provide the service (such as access to learning content), we recognize revenue based on time elapsed and thus ratably over the service period. Consumption-based services (such as separately identifiable consulting services and premium support services, messaging services, and classroom training services) are recognized over time as the services are utilized, typically following the percentage-of-completion method or ratably. When using the percentage-of-completion method, we typically measure the progress toward complete satisfaction of the performance obligation in the same way and with the same reasoning and judgment as we do for customer-specific on-premise software development agreements. We apply judgment in determining whether a service qualifies as a stand-ready service or as a consumption-based service.

Revenue for combined performance obligations is recognized over the longest period of all promises in the combined performance obligation.

Judgment is also required to determine whether revenue is to be recognized at a point in time or over time. For performance obligations satisfied over time, we need to measure progress using the method that best reflects SAP’s performance. When using cost incurred as a measure of progress for recognizing revenue over time, we apply judgment in estimating the total cost to satisfy the performance obligation.

All of the judgments and estimates mentioned above can significantly impact the timing and amount of revenue to be recognized.

Contract Balances

We recognize trade receivables for performance obligations satisfied over time gradually as the performance obligation is satisfied and in full once the invoice is due. Judgment is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.

Contract liabilities primarily reflect invoices due or payments received in advance of revenue recognition.

Typically, we invoice fees for on-premise standard software on contract closure and software delivery. Periodic fixed fees for cloud subscription services, software support services, and other multi-period agreements are typically invoiced yearly or quarterly in advance. Such fee prepayments account for the majority of our contract liability balance. Fees based on actual transaction volumes for cloud subscriptions and fees charged for non-periodical services are invoiced as the services are delivered. While payment terms and conditions vary by contract type and region, our terms typically require payment within 30 to 60 days.

Geographic Information

The amounts for revenue by region in the following tables are based on the location of customers. The regions in the following table are EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Total Revenue by Region

€ millions	2018	2017	2016
Germany	3,658	3,352	3,034
Rest of EMEA	7,446	7,063	6,721
EMEA	11,104	10,415	9,755
United States	7,880	7,436	7,167
Rest of Americas	1,832	1,911	1,763
Americas	9,713	9,347	8,931
Japan	963	885	825
Rest of APJ	2,928	2,814	2,552
APJ	3,891	3,699	3,377
SAP Group	24,708	23,461	22,062

Major Revenue Classes by Region

€ millions	Cloud Subscriptions and Support Revenue			Cloud and Software Revenue
	2018	2017	2016	2018	2017	2016
EMEA	1,441	1,029	703	9,339	8,759	8,192
Americas	2,941	2,321	2,000	7,973	7,666	7,366
APJ	611	419	290	3,310	3,124	2,865
SAP Group	4,993	3,769	2,993	20,622	19,549	18,424

For information about the breakdown of revenue by segment and segment revenue by region, see Note (C.1).

Remaining Performance Obligations

Amounts of a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities and amounts that are contracted but not yet due.

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at December 31, 2018, is €31.3 billion. This amount mostly comprises obligations to provide software support or cloud subscriptions and support, as the respective contracts typically have durations of one or multiple years.

The majority of this amount is expected to be recognized as revenue over the next 12 months following the respective balance sheet date. This estimation is judgmental, as it needs to consider estimates of possible future contract modifications. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted by, among others:

–        Currency fluctuations

–        The contract period of our cloud and support contracts remaining at the balance sheet date and thus by the timing of contract renewals

Performance Obligations Satisfied in Previous Years

Revenue recognized in the reporting period for performance obligations satisfied in earlier periods was €132 million, mainly resulting from changes in estimates related to percentage-of-completion-based contracts and changes in estimates of variable considerations.

Contract Balances

Contract liabilities as at December 31, 2018, were €3.1 billion (January 1, 2018: €3.5 billion).

Increases in contract liabilities mainly result from billing and invoices becoming due (€7.0 billion). Decreases in contract liabilities mainly result from satisfying performance obligations (€7.5 billion). The Callidus acquisition contributed to the increase in the contract liabilities balance (for more information, see Note (D.1)).

The amount of revenue recognized in the reporting period that was included in the contract liability balance as at January 1, 2018, was €3.2 billion.

(A.2)   Trade and Other Receivables

 Accounting Policies, Management Judgments, and Sources of Estimation Uncertainty

We measure trade receivables and contract assets from contracts with customers at amortized cost less expected credit losses. We account for expected credit losses by recording an allowance on a portfolio basis. We apply the simplified impairment approach in that, on initial measurement of the receivables, we consider all credit losses that are expected to occur during the lifetime of the receivables. We use a provision matrix to estimate these losses.

Additionally, we recognize allowances for individual receivables if there is objective evidence of credit impairment.

Account balances are written off either partially or in full if we judge that the likelihood of recovery is remote.

For information about how the default risk for trade receivables is analyzed and managed, how the loss rates for the provision matrix are determined, how credit impairment is determined and what our criteria for write offs are, see the section on credit risk in Note (F.1).

In our Consolidated Income Statements, net gains/losses include income/expenses from expected credit loss allowances from applying the provision matrix, from credit-impaired customer balances, and from write offs and related reversals which are included in other operating income/expense, net. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

Determining our expected credit loss allowance involves significant judgment. In this judgment, we primarily consider our historical experience with credit losses in the respective provision matrix risk class and current data on overdue receivables. We expect that our historical default rates represent a reasonable approximation for future expected customer defaults. Besides historical data, our judgment used in developing the provision matrix considers reasonable and supportable forward-looking information (for example, changes in country risk ratings, and fluctuations in credit default swaps of the countries in which our customers are located).

The assessment of whether a receivable is collectible involves the use of judgment and requires us to make assumptions about customer defaults that could change significantly.

In applying this judgment, we evaluate available information about a particular customer’s financial situation to determine whether it is probable that a credit loss had occurred and, if so, whether the amount of the loss is reasonably estimable. If it is, an allowance for that specific account is then necessary. Basing the expected credit loss allowance for the remaining receivables primarily on our historical loss experience likewise requires judgment, as history may not be indicative of future development. Also, including reasonable and supportable forward-looking information in the loss rates of the expected credit loss allowance requires judgment, as they may not provide a reliable prognosis for future development. Changes in our estimates about the loss allowance could materially impact reported assets and expenses, and our profit could be adversely affected if actual credit losses exceed our estimates.

Trade and Other Receivables

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	6,182	6	6,188	5,809	1	5,810
Other receivables	180	112	293	90	116	207
Total	6,362	118	6,480	5,899	118	6,017

Contract assets as at December 31, 2018, were €116 million (January 1, 2018: €14 million).

For more information about financial risk, how we manage credit risk, and details of our trade receivables and contract assets allowances, see Note (F.1). For information about the transition to IFRS 9, see Note (F.3).

(A.3)   Capitalized Cost from Contracts with Customers

 Accounting Policies, Judgments, and Estimates

Incremental Costs of Obtaining Customer Contracts

Capitalized costs from customer contracts are classified as non-financial assets in our statement of financial position.

The capitalized assets for the incremental costs of obtaining a customer contract primarily consist of sales commissions earned by our sales force. Judgment is required in determining the amounts to be capitalized, particularly where the commissions are based on cumulative targets and where commissions relate to multiple performance obligations in one customer contract. We capitalize such cumulative target commissions for all customer contracts that count towards the cumulative target but only if nothing other than obtaining customer contracts can contribute to achieving the cumulative target. Commissions for contracts with multiple performance obligations or probable renewals thereof are allocated to these performance obligations and probable renewals relative to the standalone selling price.

Typically, we either do not pay sales commissions for customer contract renewals or such commissions are not commensurate with the commissions paid for new contracts. Thus, the commissions paid for renewable new contracts also relate to expected renewals of these contracts. Consequently, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected contract life including probable contract renewals. Judgment is required in estimating these contract lives. In exercising this judgment, we consider our respective renewal history adjusted for indications that the renewal history is not fully indicative of future renewals. The amortization periods range from 18 months to eight years depending on the type of offering. Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense.

We expense incremental costs of obtaining a customer contract as incurred if we expect an amortization period of one year or less.

Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of direct costs for custom cloud development contracts as far as these costs are not in scope of other standards than IFRS 15. These costs are amortized after completion of the development on a straight-line basis over the expected life of the cloud subscription contract and including expected renewals. Judgment is required in evaluating whether costs are direct or indirect and in estimating contract lives. Derived from our respective history, the amortization period is typically six years.

Amortization of capitalized costs to fulfill contracts for custom cloud applications and extensions is included in the cost of cloud subscriptions and support.

Capitalized Cost from Contracts with Customers

€ millions	2018
	Current	Non- Current	Total
Capitalized cost of obtaining customer contracts	326	1,006	1,332
Capitalized cost to fulfill customer contracts	35	66	101
Capitalized contract cost	361	1,072	1,433
Other non-financial assets	889	1,301	2,191
Capitalized contract cost as % of other non-financial assets	41	82	65

As at December 31, 2017, before application of IFRS 15, capitalized contract costs were €696 million, of which €199 million were current and €497 million were non-current.

Amortization expenses in 2018 for the costs of obtaining customer contracts and for the costs of fulfilling customer contracts were €231 million and €50 million respectively.

(A.4)   Customer-Related Provisions

 Accounting Policies, Judgments, and Estimates

Customer-related provisions mainly include expected contract losses. We adjust these provisions as further information becomes available and as circumstances change. Non-current provisions are measured at the present value of their expected settlement amounts as at the reporting date.

Furthermore, these provisions also include obligations resulting from customer-related litigation and claims. We are currently confronted with various claims and legal proceedings, including claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and occasionally claims that relate to customers being dissatisfied with the products and services that we have delivered to them. The obligations arising from customer-related litigation and claims comprise cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights.

Due to uncertainties relating to these matters, provisions are based on the best information available. Significant judgment is required in the determination of whether a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following:

–         Determining whether an obligation exists

–         Determining the probability of outflow of economic benefits

–         Determining whether the amount of an obligation is reliably estimable

–         Estimating the amount of the expenditure required to settle the present obligation

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period but before the Consolidated Financial Statements are authorized for issue to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Changes to the estimates and assumptions underlying our accounting for legal contingencies, and outcomes that differ from these estimates and assumptions, could require material adjustments to the carrying amounts of the respective provisions recorded and additional provisions. The expected timing or amounts of any outflows of economic benefits resulting from these lawsuits and claims is uncertain and not estimable, as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions.

Contingent liabilities exist in respect of customer-related litigation and claims for which no provision has been recognized. It is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims as outlined above.

(A.5)   Adoption of IFRS 15

Effective January 1, 2018, we started to apply IFRS 15 ‘Revenue from Contracts with Customers’ retrospectively, using the cumulative catch-up approach and the practical expedient to apply the new standard only to contracts that were not completed as of January 1, 2018. This practical expedient affected both the transition adjustment amount recognized in retained earnings and our revenues and expenses.

On adopting IFRS 15, SAP changed several of its accounting policies. Under the cumulative catch-up approach, prior years (including the prior-period numbers presented in the primary financial statements) are not restated to conform to the new policies.

The impacts of the policy change in 2018 were as follows:

–         Software license and support revenues experienced a benefit of €170 million, with most of the difference resulting from:

▪          Exercise of customer software purchase options granted in prior years, which result in software revenue

▪          Revised recognition patterns for on-premise software subscription contracts, which combine the delivery of software and support service and the obligation to deliver, in the future, unspecified software products

▪          Revised recognition patterns for contracts that combine customer-specific on-premise software development agreements and the sale of standard on-premise software

Together with other offsetting effects, this resulted in a benefit of €158 million on total revenue.

–         Operating expenses benefitted, in cost of sales and marketing, in the amount of €239 million from higher capitalization of sales commissions net of higher amortization of amounts capitalized.

–         The abovementioned revenue and expense effects, together with other insignificant effects, resulted in a net positive impact on operating profit of approximately €399 million.

As at December 31, 2018, balance sheet items are affected by the application of IFRS 15 as compared to our pre-IFRS 15 accounting policies as follows:

–         Non-current and current other non-financial assets were higher by €336 million and €64 million respectively (January 1, 2018: higher by €132 million and €26 million respectively) due to the higher capitalization of sales commissions.

–         Trade and other receivables and contract liabilities were lower by €132 million and €188 million respectively (January 1, 2018: higher by €560 million and €650 million respectively), resulting from changes in the timing of and amounts recognized as contract balances.

–         Provisions were lower by €4 million (January 1, 2018: lower by €25 million), reflecting lower provisions for onerous customer contracts.

–         Intangible assets were higher by €37 million (January 1, 2018: higher by €14 million), due to the capitalization of costs for certain custom on-premise software development arrangements.

Section B — Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.6) as well as SAP’s Compensation Report.

(B.1)   Employee Headcount

The following table provides an overview of employee headcount, broken down by function and by the regions EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Employee Headcount by Region and Function

Full-time equivalents				12/31/2018				12/31/2017				12/31/2016
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,341	4,268	5,374	15,983	5,869	3,895	4,719	14,482	6,406	4,184	5,412	16,002
Services	8,120	5,736	5,620	19,476	7,536	4,878	4,965	17,379	6,535	4,119	3,967	14,621
Research and development	12,478	5,651	8,930	27,060	11,349	5,250	8,273	24,872	10,525	4,860	7,977	23,363
Sales and marketing	9,843	9,452	4,918	24,213	9,196	9,169	4,854	23,219	8,542	8,999	4,435	21,977
General and administration	2,906	1,970	1,147	6,024	2,676	1,781	1,047	5,504	2,629	1,746	1,018	5,393
Infrastructure	2,160	951	631	3,742	1,732	855	501	3,087	1,584	788	454	2,827
SAP Group (12/31)	41,848	28,029	26,620	96,498	38,357	25,827	24,359	88,543	36,222	24,696	23,265	84,183
Thereof acquisitions	657	952	434	2,043	149	133	7	289	37	172	0	209
SAP Group (months’ end average)	40,496	27,454	25,759	93,709	37,512	25,459	24,029	86,999	34,932	23,532	22,145	80,609

(B.2)   Employee Benefits Expenses

Components of Employee Benefits Expenses

€ millions	2018	2017	2016
Salaries	9,025	8,693	7,969
Social security expense	1,339	1,281	1,135
Share-based payment expense	830	1,120	785
Pension expense	330	312	270
Employee-related restructuring expense	19	180	33
Termination benefits outside of restructuring plans	52	57	37
Employee benefits expense	11,595	11,643	10,229

(B.3)   Share-Based Payments

 Accounting Policy, Management Judgment, and Sources of Estimation Uncertainty

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The respective expenses are recognized as employee benefits and classified in our Consolidated Income Statements according to the activities that the employees perform.

Most of these awards are described in detail below. SAP has other share-based payment plans not described below, which are, individually and in aggregate, immaterial to our Consolidated Financial Statements.

Where we economically hedge our exposure to cash-settled awards, changes in the fair value of the respective hedging instruments are also recognized as employee benefits expenses in profit or loss. The fair values of hedging instruments are based on market data reflecting current market expectations.

We use certain assumptions in estimating the fair values for our share-based payments, including expected share price volatility and expected award life (which represents our estimate of the average remaining life until the awards are exercised or expire unexercised). In addition, the final payout for plans also depends on the achievement of performance indicators and on our share price on the respective exercise dates. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of the liabilities we have recognized for these share-based payments. The fair value of the share units granted under the LTI 2016 Plan are dependent on our performance against a group of peer companies (Peer Group Index), the volatility, and the expected correlation between the price of the index and our share price.

We believe that the expected volatility is the most sensitive assumption we use in estimating the fair values of our share options. Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2016 Plan, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the Peer Group Index. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

Under certain programs, we grant our employees discounts on purchases of SAP shares. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the discounts are granted.

The operating expense line items in our income statement include the following share-based payment expenses:

Share-Based Payment Expenses by Function

€ millions	2018	2017	2016
Cost of cloud and software	78	115	89
Cost of services	142	158	101
Research and development	210	269	190
Sales and marketing	312	442	292
General and administration	88	135	113
Share-based payments	830	1,120	785
Thereof cash-settled share-based payments	674	963	678
Thereof equity-settled share-based payments	156	157	107

a) Cash-Settled Share-Based Payments

Long-Term Incentive 2016 Plan (LTI 2016 Plan)

The purpose of the LTI 2016 Plan is to reward our Executive Board Members for the annual achievement of SAP’s operating profit (non-IFRS, at constant currency) targets, to ensure long-term retention of our Executive Board members, and to reward them for the long-term SAP share price performance as compared to its main peer group (Peer Group).

The virtual share program came into effect on January 1, 2016. A LTI tranche is granted annually and has a term of four years (2016–2018 tranches). Each grant starts with determining a grant amount in euros. The grant amount is based on the Executive Board members’ contractual LTI target amount and the operating profit target achievement for the previous year. The Supervisory Board sets the grant amount at a level between 80% and 120% of the contractual LTI target amount, taking into account the operating profit target achievement. This grant amount is converted into virtual shares, referred to as share units, by dividing the grant amount by the grant price. The grant price is the arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results.

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

The number of PSUs ultimately paid out depends on the performance of the SAP share – absolute and relative to the Peer Group Index. In contrast, the final number of RSUs is fixed. SAP’s absolute share price performance is measured by comparing the grant price against the payout price. If the SAP share price performance equals the Peer Group Index performance over the same period, the performance factor is set at 100%. If the SAP share price performs better than the Peer Group Index (measured as difference between SAP share price performance and Peer Group Index performance), the performance factor is increased by the percentage point of the outperformance of the SAP share price. The percentage point is doubled if, additionally, the payout price is higher than the grant price. The performance factor is capped at 150%. If the Peer Group Index performs better than the SAP share price, the performance factor is decreased by the percentage point of the outperformance of the Peer Group Index. All PSUs lapse if the performance factor is below 50%.

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, both the RSUs and PSUs are forfeited in whole or in part, depending on the circumstances of the relevant resignation from office or termination of the service contract.

Long-Term Incentive 2015 Plan (LTI 2015 Plan)

Under the LTI 2015 Plan, we granted members of our former Global Managing Board virtual shares, referred to as share units, between 2012 and 2015 (2012–2015 tranches).

Each share unit vested at the end of the year in which it was granted. The share units are subject to a three-year holding period before payout. The payout depends on the number of vested share units and the SAP share price, which is set directly after the publication of SAP’s fourth-quarter results for the last financial year of the respective three-year holding period.

SAP Stock Option Plan 2010 (SOP 2010)

Under the SOP 2010, we granted virtual stock options to members of the Senior Leadership Team, Global Executives, employees with an exceptional rating, and high potentials between 2010 and 2015, and only in 2010 and 2011 to members of the Executive Board.

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

The exercise price is 110% of the grant base value, which is €59.85 for the 2013 tranche, €60.96 for the 2014 tranche, and €72.18 for the 2015 tranche. The weighted average exercise price of exercised options in 2018 was €67.59 (2017: €58.16) and of outstanding options at year end 2018 was €67.62 (2017: €67.55).

Monetary benefits will be capped at 100% of the exercise.

Restricted Stock Unit Plan Including Move SAP Plan (RSU Plan)

To retain and motivate executives and certain employees, we grant since 2014 virtual shares representing a contingent right to receive a cash payment determined by the SAP share price and the number of share units that ultimately vest.

Granted share units will vest in different tranches, either:

–         Over a one-to-three-year service period only, or

–        Over a three-year service period and upon achieving certain key performance indicators (KPIs)

The number of performance-based share units (PSUs) that will vest under the different tranches were contingent upon achievement of the operating profit (non-IFRS, at constant currency) KPI target in the year of grant. Depending on performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 106.7% (2017: 78.2%; 2016: 85.1%). All share units are paid out in cash upon vesting.

The valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2018 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan (2016–2018 Tranches)	LTI 2015 Plan (2014–2015 Tranches)	SOP 2010 (2013–2015 Tranches)	RSU Plan (2015–2018 Tranches)
Weighted average fair value as at 12/31/2018	65.89	86.93	20.67	85.24
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Other1)	Monte Carlo	Other1)
Share price	86.93	86.93	86.93	86.93
Risk-free interest rate, depending on maturity (in %)	–0.70 to –0.55	NA	–0.67 to –0.25	–0.69 to –0.31
Expected volatility (in %)	17.9 to 21.4	NA	22.8 to 38.5	NA
Expected dividend yield (in %)	1.63	NA	1.63	1.63
Weighted average remaining life of awards outstanding as at 12/31/2018 (in years)	2.4	0.1	1.2	1.0

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

For the SOP 2010, expected volatility of the SAP share price is based on a blend of implied volatility from traded options with corresponding remaining lives and exercise prices as well as historical volatility with the same expected life as the options granted.

For the LTI 2016 Plan valuation, the Peer Group Index price on December 31, 2018, was US$277.92 (2017: US$247.24); the expected dividend yield of the index of 1.30% (2017: 1.16%), the expected volatility of the index of 19% to 24% (2017: 16% to 17%), and the expected correlation of the SAP share price and the index price of 36% to 42% (2017: 41% to 48%) are based on historical data for the SAP share price and index price.

The expected remaining life of the options reflects both the contractual term and the expected, or historical, exercise behavior. The risk-free interest rate is derived from German government bonds with a similar duration. The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards Under Our Cash-Settled Plans

Thousands, unless otherwise stated	LTI 2016 Plan (2016–2018 Tranches)	LTI 2015 Plan (2013–2015 Tranches)	SOP 2010 (2011–2015 Tranches)	RSU Plan (2014–2018 Tranches)
12/31/2016	377	684	23,375	10,901
Granted	295	0	0	7,835
Adjustment based upon KPI target achievement	NA	0	NA	–124
Exercised	0	–152	–7,769	–4,388
Forfeited	–41	0	–1,134	–704
12/31/2017	631	531	14,472	13,520
Granted	295	0	0	8,512
Adjustment based upon KPI target achievement	NA	0	NA	49
Exercised	0	–146	–6,913	–5,840
Forfeited	0	0	–473	–977
12/31/2018	926	385	7,086	15,264

Outstanding awards exercisable as at
12/31/2017	0	0	4,948	0
12/31/2018	0	0	7,086	0

Total carrying amount (in € millions) of liabilities as at
12/31/2017	22	51	354	708
12/31/2018	30	35	146	774

Total intrinsic value of vested awards (in € millions) as at
12/31/2017	5	49	172	0
12/31/2018	3	34	137	0

Weighted average share price (in €) for awards exercised in
2017	NA	84.94	91.13	90.91
2018	NA	88.27	100.61	88.67

Total expense (in € millions) recognized in
2016	7	7	183	458
2017	14	9	221	712
2018	8	–3	43	611

Share-Based Payment Balances

€ millions			2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	714	316	1,030	815	340	1,154
Other non-financial liabilities	4,120	501	4,621	3,982	514	4,496
Share-based payment liabilities as % of other non-financial liabilities	17	63	22	20	66	26

Derivatives - Call options for share-based payments	68	0	68	90	0	90
Other financial assets	448	1,536	1,984	990	1,155	2,145
Derivatives - Call options for share-based payments as % of other financial assets	15	0	3	9	0	4

For more information about the derivatives, see Note (F.1).

b) Equity-Settled Share-Based Payments

Own SAP Plan (Own)

Under Own implemented in 2016, employees have the opportunity to purchase SAP shares without any holding period on a monthly basis. The investment per each eligible employee is limited to a percentage of the respective employee’s monthly base salary. SAP matches the employee investment by 40% and adds a subsidy of €20 per month for non-executives. This plan is not open to members of the Executive Board.

Number of Shares Purchased

Millions	2018	2017	2016
Own	5.3	5.0	1.4

As a result of our equity-settled share-based payments transactions, we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or to fulfill these obligations through an agent who administers the equity-settled programs and therefor purchases shares on the open market. Since 2016, we have fulfilled the obligations of Own through an agent.

Recognized Expense for Equity-Settled Plans

€ millions	2018	2017	2016
Own	149	140	77

(B.4)   Pension Plans and Similar Obligations

 Accounting Policy

Pension expense includes the amounts recorded for our defined benefit and defined contribution plans. Expenses for local state pension plans are included in social security expense. The discount rates used in measuring our post-employment benefit assets and liabilities are derived from rates available on high-quality corporate bonds and government bonds for which the timing and amounts of payments match the timing and the amounts of our projected pension payments. Net interest expense and other expenses related to defined benefit plans are recognized as employee benefits expenses and classified in our Consolidated Income Statements according to the activities that the employees owning the awards perform. Since our domestic defined benefit pension plans primarily consist of an employee-financed post-retirement plan that is fully financed with qualifying insurance policies, current service cost may become a credit as a result of adjusting the defined benefit liability’s carrying amount to the fair value of the qualifying plan assets. Such adjustments are recorded in service cost. Total expenses on defined benefit pension plans comprise related current and past service costs as well as interest income and expense.

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

€ millions	Domestic Plans		Foreign Plans		Other Post-Employment Plans		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Present value of the DBO	886	857	418	382	132	118	1,436	1,357
Fair value of the plan assets	878	848	355	319	59	56	1,292	1,223
Net defined benefit liability (asset)	8	9	63	63	73	62	144	134
Portion of net defined benefit liability (asset) recognized in the Consolidated Statement of Financial Position - % of:
Non-current other financial assets	0	0	0	0	0	0	0	0
Non-current provisions	3	3	24	20	27	19	54	41

€824 million (2017: €794 million) of the present value of the DBO of our domestic plans relate to plans that provide for lump-sum payments not based on final salary, and €356 million (2017: €329 million) of the present value of the defined benefit obligations of our foreign plans relate to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Significant Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Post-Employment Plans
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Discount rate	2.3	2.3	2.1	1.0	0.8	0.6	4.2	3.9	4.0

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Post-Employment Plans			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Present value of defined benefit obligations if:
Discount rate was 50 basis points higher	836	806	800	391	357	344	126	114	93	1,353	1,277	1,237
Discount rate was 50 basis points lower	940	912	913	450	411	398	141	123	101	1,531	1,446	1,412

Investments in Plan Assets

Our investment strategy on domestic benefit plans is to invest all contributions in stable insurance policies.

Our investment strategies for foreign benefit plans vary according to the conditions in the country in which the respective benefit plans are situated. We have adopted a long-term investment horizon for all major foreign benefit plans. Although our policy is to invest in a risk-diversified portfolio consisting of a mix of assets, both the defined benefit obligation and plan assets can fluctuate over time, which exposes the Group to actuarial and market (investment) risks. Depending on the statutory requirements in each country, it might be necessary to reduce any underfunding by addition of liquid assets.

Plan Asset Allocation

€ millions	2018		2017
	Quoted in an Active Market	Not Quoted in an Active Market	Quoted in an Active Market	Not Quoted in an Active Market
Total plan assets	387	905	350	873
Thereof: Asset category
Equity investments	116	0	105	0
Corporate bonds	142	0	122	0
Insurance policies	5	905	5	873

Our expected contribution in 2019 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 12 years as at December 31, 2018, and 13 years as at December 31, 2017.

Total future benefit payments from our defined benefit plans as at December 31, 2018, are expected to be €1,783 million (2017: €1,670 million). Of this amount, 80% has maturities of over five years, and 66% relates to domestic plans.

Defined Contribution Plans/State Plans

We also maintain domestic and foreign defined contribution plans. Amounts contributed by us under such plans are based on a percentage of the employees’ salaries or on the amount of contributions made by employees. Furthermore, in Germany and some other countries, we make contributions to public pension plans that are operated by national or local government or similar institutions.

Total Expense of Defined Contribution Plans and State Plans

€ millions	2018	2017	2016
Defined contribution plans	280	260	234
State plans	630	603	529
Total expense	910	863	763

(B.5)     Other Employee-Related Obligations

 Accounting Policy

As far as the provision for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	2,866	185	3,051	2,599	175	2,774
Other non-financial liabilities	4,120	501	4,621	3,982	514	4,496
Other employee-related liabilities as % of other non-financial liabilities	70	37	66	65	34	62

Other employee-related liabilities mainly relate to bonus and sales commission obligations, vacation obligations, and employee-related social security obligations.

Other Employee-Related Provisions
€ millions	2018
	Current	Non- Current	Total
Other employee-related provisions as at 1/1/2018	24	117	141
Addition	53	44	97
Utilization	–48	–107	–155
Release	–3	–2	–5
Currency impact	–1	0	–1
Other employee-related provisions as at 12/31/2018	25	52	77
Provisions	110	270	380
Other employee-related provisions as % of provisions	23	19	20

Employee-related provisions primarily comprise obligations for time credits, severance payments, and jubilee expenses. While most of these employee-related provisions could be claimed within the next 12 months, we do not expect the related cash outflows within this time period.

(B.6)     Restructuring

 Accounting Policy

We only recognize provisions for restructuring if and when the following occurs:

–   SAP has designed a program that materially changes the scope of one our businesses or the manner in which the business is conducted, and

–   A detailed and documented restructuring plan has been approved by our Executive Board, a member thereof, or a direct report of an Executive Board member, and

–   The program established is planned to start shortly after the program plan is approved and is expected to be capable of being completed within 12 months, and

–   The program has been announced to the parties affected or has commenced.

We consider whether a change in business is material based on the business affected rather than for SAP as a whole. In judging whether a unit qualifies for restructuring, we consider if the unit has its own management team, has access to all inputs and processes necessary to provide outputs, and generates or could generate revenues. Materiality in this context refers to the scope of business and the manner in which the business is conducted. Consequently, the term “materially” cannot necessarily be associated with a certain quantitative threshold. Either the size or the nature of the restructuring, or a combination of both, have to be the determining factor.

Restructuring Expenses
€ millions	2018	2017	2016
Employee-related restructuring expenses	–19	–180	–33
Onerous contract-related restructuring expenses	0	–2	5
Restructuring expenses	–19	–182	–28

Restructuring provisions primarily include employee benefits that result from severance payments for employee terminations and onerous contract costs. The cash outflows associated with employee-related restructuring costs are substantially short-term in nature. Utilization of the portion of the facility-related restructuring provisions depends on the remaining term of the associated lease.

In 2018, no significant new restructuring activities occurred, except for follow-up costs resulting from restructuring programs of previous years and activities limited to individual business units to enhance our profitability and organizational efficiency. In 2017, restructuring provisions related primarily to a restructuring program executed in the Digital Business Services (DBS) board area which went hand-in-hand with the DBS transformation. The transformation was prompted by changing service requirements, as an increasing amount of software deployments are moving to the cloud.

If not presented separately in our income statement, restructuring expenses would have been allocated to the different expense items in our income statement as follows:

Restructuring Expenses by Functional Area

€ millions	2018	2017	2016
Cost of cloud and software	–3	–55	–3
Cost of services	–3	–118	–7
Research and development	–3	–9	–7
Sales and marketing	–11	–2	–10
General and administration	0	2	–1
Restructuring expenses	–19	–182	–28

Section C — Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall as far as not already covered by previous sections. This includes but is not limited to segment results, income taxes, and earnings per share.

(C.1)   Results of Segments

General Information

At year end 2018, SAP had four operating segments that are regularly reviewed by the Executive Board, which is responsible for assessing the performance of the Company and for making resource allocation decisions as the chief operating decision maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our business network activities, customer experience solutions, or messaging services, or cover other areas of our business.

The Applications, Technology & Services segment derives its revenues primarily from the sale of software licenses and cloud subscriptions (as far as not included in one of the other segments), and from the sale of related services (mainly support services, various professional services, premium support services, implementation services for our software products, and education services on the use of our products). Service revenues also comprise almost all services related to our customer experience solutions (as far as not included in the Customer Experience segment).

The SAP Business Network segment derives its revenues mainly from transaction fees charged for the use of SAP’s cloud-based collaborative business networks and from services relating to the SAP Business Network (including cloud applications, professional services, and education services). Within the SAP Business Network segment, we mainly market and sell the cloud offerings developed by SAP Ariba, SAP Concur, and SAP Fieldglass.

On April 5, 2018, we acquired Callidus Software Inc. and changed the structure of the Applications, Technology & Services segment. The Callidus business was combined with our existing customer experience activities to form a new end-to-end business unit. This new unit, which qualifies as an operating segment (called Customer Experience), comprises on-premise and cloud-based products that run front office functions across the customer experience. Support revenues related to our on-premise customer experience solutions continue to be reported in the Applications, Technology & Services segment, as we are unable to split the total software support revenues into support services provided for different solutions. Additionally, for one offering, revenues are currently included in the Customer Experience segment, whereas related development costs (2018: €16 million, 2017: €21 million, 2016: €19 million) are allocated to the Applications, Technology & Services segment.

Further, the manner in which our messaging services are reported to our CODM has changed such that our business unit Digital Interconnect now qualifies as an operating segment. Due to its size, however, Digital Interconnect is not a reportable segment.

The segment information for prior periods has been restated to conform to the current year’s presentation.

 Accounting Policies, Judgments, and Sources for Management Reporting

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs but excluding a profit margin.

Most of our depreciation and amortization expense affecting segment profits is allocated to the segments as part of broader infrastructure allocations and is thus not tracked separately on the operating segment level. Depreciation and amortization expense that is directly allocated to the operating segments is immaterial in all segments presented.

Our management reporting system produces a variety of reports that differ by the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates as are used in our financial statements. Reports based on constant currencies report revenues and expenses using the average exchange rates from the previous year’s corresponding period.

We use an operating profit indicator to measure the performance of our operating segments. However, the accounting policies applied in the measurement of operating segment revenue and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

–     The measurements of segment revenue and results include the recurring revenues that would have been recorded by acquired entities had they remained stand-alone entities but which are not recorded as revenue under IFRS due to fair value accounting for customer contracts in effect at the time of an acquisition.

–     The expense measures exclude:

▪

Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development), settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses

▪	Share-based payment expenses
▪	Restructuring expenses

–     Certain activities are exclusively managed on corporate level, including finance, accounting, legal, human resources, business operations, and marketing. They are not included in the results of our reportable segments.

Revenues and expenses of our operating but non-reportable segment, and the certain activities managed on corporate level, as outlined above, are disclosed under the Other revenue and Other expenses items in the reconciliation in Note (C.2).

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board. Goodwill by segment is disclosed in Note (D.2).

Applications, Technology & Services

€ millions	2018		2017		2016
	Actual Currency	Constant Currency3)	Actual Currency	Constant Currency3)	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	1,829	1,894	1,403	1,423	1,074
Cloud subscriptions and support – IaaS2)	488	506	328	334	206
Cloud subscriptions and support	2,317	2,400	1,732	1,758	1,280
Software licenses	4,233	4,456	4,434	4,538	4,350
Software support	10,968	11,477	10,890	10,987	10,544
Software licenses and support	15,201	15,933	15,325	15,524	14,894
Cloud and software	17,518	18,333	17,056	17,282	16,174
Services	3,288	3,559	3,162	3,183	3,037
Total segment revenue	20,806	21,892	20,218	20,465	19,211
Cost of cloud subscriptions and support – SaaS/PaaS1)	–777	–818	–572	–581	–404
Cost of cloud subscriptions and support – IaaS2)	–424	–436	–305	–307	–225
Cost of cloud subscriptions and support	–1,201	–1,254	–877	–888	–630
Cost of software licenses and support	–1,899	–2,031	–1,948	–1,958	–1,896
Cost of cloud and software	–3,101	–3,285	–2,825	–2,846	–2,525
Cost of services	–2,524	–2,695	–2,437	–2,453	–2,401
Total cost of revenue	–5,625	–5,980	–5,262	–5,300	–4,926
Segment gross profit	15,181	15,912	14,957	15,165	14,284
Other segment expenses	–6,435	–6,729	–6,478	–6,549	–5,949
Segment profit	8,746	9,183	8,478	8,616	8,335

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Constant currency numbers are calculated by translating numbers of the current period using the average exchange rates from the previous year’s corresponding period instead of the current period. 2018 constant currency numbers are thus only comparable to 2017 actual currency numbers; 2017 constant currency numbers are only comparable to 2016 actual currency numbers.

SAP Business Network

€ millions	2018		2017		2016
	Actual Currency	Constant Currency3)	Actual Currency	Constant Currency3)	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	2,178	2,265	1,840	1,870	1,595
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	2,178	2,265	1,840	1,870	1,595
Software licenses	0	0	–1	–1	0
Software support	16	16	18	18	28
Software licenses and support	16	17	17	18	27
Cloud and software	2,193	2,282	1,857	1,887	1,622
Services	436	451	404	413	303
Total segment revenue	2,629	2,733	2,261	2,300	1,925
Cost of cloud subscriptions and support – SaaS/PaaS1)	–483	–503	–428	–435	–384
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–483	–503	–428	–435	–384
Cost of software licenses and support	–6	–7	–5	–5	–1
Cost of cloud and software	–489	–510	–433	–440	–385
Cost of services	–324	–337	–292	–297	–247
Total cost of revenue	–813	–847	–725	–737	–632
Segment gross profit	1,816	1,886	1,536	1,563	1,293
Other segment expenses	–1,285	–1,341	–1,148	–1,166	–953
Segment profit	531	545	388	397	340

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Constant currency numbers are calculated by translating numbers of the current period using the average exchange rates from the previous year’s corresponding period instead of the current period. 2018 constant currency numbers are thus only comparable to 2017 actual currency numbers; 2017 constant currency numbers are only comparable to 2016 actual currency numbers.

Customer Experience

€ millions	2018		2017		2016
	Actual Currency	Constant Currency3)	Actual Currency	Constant Currency3)	Actual Currency
Cloud subscriptions and support – SaaS/PaaS1)	528	539	200	203	119
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	528	539	200	203	119
Software licenses	413	421	438	445	513
Software support	1	1	0	0	0
Software licenses and support	414	422	437	445	514
Cloud and software	942	961	637	648	633
Services	9	9	6	6	4
Total segment revenue	951	970	643	654	637
Cost of cloud subscriptions and support – SaaS/PaaS1)	–176	–178	–81	–82	–30
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–176	–178	–81	–82	–30
Cost of software licenses and support	–20	–20	–45	–45	–54
Cost of cloud and software	–196	–198	–126	–127	–84
Cost of services	–3	–3	–1	–1	–1
Total cost of revenue	–199	–202	–127	–127	–85
Segment gross profit	751	768	516	527	552
Other segment expenses	–613	–630	–431	–437	–388
Segment profit	138	139	85	90	164

1) Software as a service/platform as a service

2) Infrastructure as a service

3) Constant currency numbers are calculated by translating numbers of the current period using the average exchange rates from the previous year’s corresponding period instead of the current period. 2018 constant currency numbers are thus only comparable to 2017 actual currency numbers; 2017 constant currency numbers are only comparable to 2016 actual currency numbers.

Segment Revenue by Region

€ millions	2018
	Actual Currency
	Applications, Technology & Services	SAP Business Network	Customer Experience	Total Reportable Segments
EMEA	10,178	443	416	11,037
Americas	7,197	1,915	421	9,532
APJ	3,431	271	114	3,817
Total segment revenue	20,806	2,629	951	24,386

For a breakdown of revenue by region for the SAP Group, see Note (A.1).

(C.2)   Reconciliation of Segment Measures to Income Statement

€ millions	2018		2017		2016
	Actual Currency	Constant Currency1)	Actual Currency	Constant Currency1)	Actual Currency
Applications, Technology & Services	20,806	21,892	20,218	20,465	19,211
SAP Business Network	2,629	2,733	2,261	2,300	1,925
Customer Experience	951	970	643	654	637
Total segment revenue for reportable segments	24,386	25,596	23,122	23,419	21,773
Other revenue	356	365	341	346	294
Adjustment for currency impact	0	–1,219	0	–301	0
Adjustment of revenue under fair value accounting	–33	–33	–3	–3	–5
Total revenue	24,708	24,708	23,461	23,461	22,062

Applications, Technology & Services	8,746	9,183	8,478	8,616	8,335
SAP Business Network	531	545	388	397	340
Customer Experience	138	139	85	90	164
Total segment profit for reportable segments	9,415	9,867	8,951	9,103	8,840
Other revenue	356	365	341	346	294
Other expenses	–2,608	–2,751	–2,523	–2,529	–2,501
Adjustment for currency impact	0	–317	0	–151	0
Adjustment for
Revenue under fair value accounting	–33	–33	–3	–3	–5
Acquisition-related charges	–577	–577	–587	–587	–680
Share-based payment expenses	–830	–830	–1,120	–1,120	–785
Restructuring	–19	–19	–182	–182	–28
Operating profit	5,703	5,703	4,877	4,877	5,135
Other non-operating income/expense, net	–56	–56	–36	–36	–234
Financial income, net	–47	–47	188	188	–29
Profit before tax	5,600	5,600	5,029	5,029	4,872

1) Constant currency numbers are calculated by translating numbers of the current period using the average exchange rates from the previous year’s corresponding period instead of the current period. 2018 constant currency numbers are thus only comparable to 2017 actual currency numbers; 2017 constant currency numbers are only comparable to 2016 actual currency numbers.

(C.3)   Other Non-Operating Income/Expense, Net

€ millions	2018	2017	2016
Foreign currency exchange gain/loss, net	–31	–12	–210
Thereof from financial assets at fair value through profit or loss	444	615	531
Thereof from financial assets at amortized cost (2017, 2016: loans and receivables)	148	96	26
Thereof from financial liabilities at fair value through profit or loss	–415	–435	–569
Thereof from financial liabilities at amortized cost	–202	–317	–174
Miscellaneous income/expense, net	–25	–24	–23
Other non-operating income/expense, net	–56	–36	–234

(C.4)   Financial Income, Net

€ millions	2018	2017	2016
Finance income	371	476	230
Thereof gains from financial assets at fair value through profit and loss (2017, 2016: from available-for-sale financial assets)	227	382	164
Finance costs	–418	–288	–259
Thereof interest expense from financial liabilities at amortized cost	–106	–89	–108
Thereof interest expense from financial liabilities at fair value through profit and loss (2017, 2016: from available-for-sale financial liabilities)	–206	–116	–114
Financial income, net	–47	188	–29

(C.5)   Income Taxes

 Accounting Policies, Judgments, and Estimates

In 2018, we adopted the IFRS Interpretations Committee’s agenda decision on the accounting for interest and penalties related to income taxes. As a result, interest and penalties which are related to income taxes but do not, themselves, meet the definition of income taxes are now presented,

–      in our statement of financial position, under other non-financial assets or other non-financial liabilities/provisions, and

–      in our income statement, depending on the nature of the items either in financial income or other non-operating income/expense.

Previously, these items were classified as income taxes. Prior-period numbers were adjusted to conform to the new classification. The following table summarizes the impact on our Consolidated Statements of Financial Position.

€ millions	Adjustments as at 12/31/2017	Adjustments as at 12/31/2016
Other non-financial assets	66	65
Tax assets	-91	-80
Total non-current assets	-25	-15
Total assets	-25	-15

Tax liabilities	-36	-32
Provisions	36	32
Total non-current liabilities	0	0
Total liabilities	0	0

Retained earnings	-25	-15
Equity attributable to owners of parent	-25	-15
Total equity	-25	-15
Total equity and liabilities	-25	-15

Judgment is required in evaluating whether interest or penalties related to income taxes meet the definition of income taxes, and, if not, whether it is of financial nature. In this judgment, we particularly consider applicable local tax laws and interpretations on IFRS by national standard setters in the area of group financial reporting.

We are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain due to different interpretations of tax laws, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities. In addition, the amount of income taxes we pay is generally subject to ongoing audits by domestic and foreign tax authorities. As a result, judgment is necessary in determining our worldwide income tax provisions. We make our estimates about the ultimate resolution of our tax uncertainties based on current tax laws and our interpretation thereof. Changes to the assumptions underlying these estimates and outcomes that differ from these assumptions could require material adjustments to the carrying amount of our income tax provisions.

The assessment whether a deferred tax asset is impaired requires judgment, as we need to estimate future taxable profits to determine whether the utilization of the deferred tax asset is probable. In evaluating our ability to utilize our deferred tax assets, we consider all available positive and negative evidence, including the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable. Our judgment regarding future taxable income is based on assumptions about future market conditions and future profits of SAP. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of our deferred tax assets.

Tax Expense by Geographic Location

€ millions	2018	2017	2016
Current tax expense
Germany	733	935	866
Foreign	1,019	716	537
Total current tax expense	1,752	1,651	1,403
Deferred tax expense/income
Germany	57	–584	–38
Foreign	–298	–84	–123
Total deferred tax income	–241	–668	–161
Total income tax expense	1,511	983	1,242

Major Components of Tax Expense

€ millions	2018	2017	2016
Current tax expense/income
Tax expense for current year	1,665	1,623	1,412
Taxes for prior years	87	28	–9
Total current tax expense	1,752	1,651	1,403
Deferred tax expense/income
Origination and reversal of temporary differences	–501	–891	–403
Unused tax losses, research and development tax credits, and foreign tax credits	260	223	242
Total deferred tax income	–241	–668	–161
Total income tax expense	1,511	983	1,242

Profit Before Tax by Geographic Location

€ millions	2018	2017	2016
Germany	3,106	2,788	3,118
Foreign	2,494	2,241	1,754
Total	5,600	5,029	4,872

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.4% (2017: 26.4%; 2016: 26.4%), to the actual income tax expense. Our 2018 combined German tax rate includes a corporate income tax rate of 15.0% (2017: 15.0%; 2016: 15.0%), plus a solidarity surcharge of 5.5% (2017: 5.5%; 2016: 5.5%) thereon, and trade taxes of 10.6% (2017: 10.6%; 2016: 10.6%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2018	2017	2016
Profit before tax	5,600	5,029	4,872
Tax expense at applicable tax rate of 26.4% (2017: 26.4%; 2016: 26.4%)	1,478	1,327	1,286
Tax effect of:
Foreign tax rates	–147	–403	–107
Changes in tax laws and tax rates	0	–212	3
Non-deductible expenses	106	82	78
Tax-exempt income	–38	–95	–106
Withholding taxes	91	131	112
Research and development and foreign tax credits	–33	–26	–36
Prior-year taxes	–17	–26	–30
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	58	185	43
Other	13	20	–1
Total income tax expense	1,511	983	1,242
Effective tax rate (in %)	27.0	19.5	25.5

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2018	2017
Deferred tax assets
Intangible assets	668	563
Property, plant, and equipment	28	10
Other financial assets	11	12
Trade and other receivables	55	57
Pension provisions	116	112
Share-based payments	140	164
Other provisions and obligations	424	408
Contract liabilities/deferred income	229	77
Carryforwards of unused tax losses	150	202
Research and development and foreign tax credits	21	166
Other	181	75
Total deferred tax assets	2,023	1,846
Deferred tax liabilities
Intangible assets	628	617
Property, plant, and equipment	95	92
Other financial assets	133	115
Trade and other receivables	153	125
Pension provisions	12	9
Share-based payments	0	1
Other provisions and obligations	18	29
Contract liabilities/deferred income	23	22
Other	43	50
Total deferred tax liabilities	1,105	1,060
Total deferred tax assets, net	918	786

Items Not Resulting in a Deferred Tax Asset

€ millions	2018	2017	2016
Unused tax losses
Not expiring	575	375	338
Expiring in the following year	7	9	32
Expiring after the following year	476	535	649
Total unused tax losses	1,058	919	1,019
Deductible temporary differences	509	524	33
Unused research and development and foreign tax credits
Not expiring	54	38	33
Expiring in the following year	0	2	1
Expiring after the following year	18	34	30
Total unused tax credits	72	74	64

Of the unused tax losses, €213 million (2017: €263 million; 2016: €309 million) relate to U.S. state tax loss carryforwards.

In 2018, subsidiaries that suffered a tax loss in either the current or the preceding period recognized deferred tax assets in excess of deferred tax liabilities amounting to €47 million (2017: €79 million; 2016: €189 million), because it is probable that sufficient future taxable profit will be available to allow the benefit of the deferred tax assets to be utilized.

We have not recognized a deferred tax liability on approximately €14.04 billion (2017: €13.21 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of intercompany financing matters and certain secured capital investments, while the few foreign disputes are in respect of the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,746 million (2017: €1,884 million) in total (including related interest expenses and penalties of €842 million (2017: €869 million)).

(C.6)   Earnings per Share

€ millions, unless otherwise stated	2018	2017	2016
Profit attributable to equity holders of SAP SE	4,083	4,008	3,642
Issued ordinary shares1)	1,229	1,229	1,229
Effect of treasury shares1)	–35	–31	–30
Weighted average shares outstanding, basic1)	1,194	1,197	1,198
Dilutive effect of share-based payments1)	0	1	1
Weighted average shares outstanding, diluted1)	1,194	1,198	1,199
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	3.42	3.35	3.04
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	3.42	3.35	3.04

1) Number of shares in millions

Section D — Invested Capital

This section highlights the non-current assets including investments that form the basis of our operating activities. Additions in invested capital include separate asset acquisitions or business combinations. Further, we disclose information about purchase obligations and capital contributions.

(D.1)   Business Combinations

Accounting Policies, Judgments, and Estimates

We decide for each business combination whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. We classify costs related to executing business combinations as general and administration expense.

In our accounting for business combinations, judgment is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill. Additionally, estimating the acquisition-date fair values of the identifiable assets acquired and liabilities assumed involves considerable judgment. The necessary measurements are based on information available on the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. These judgments, estimates, and assumptions can materially affect our financial position and profit for several reasons, including the following:

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

In 2018, we concluded several business combinations, with the Callidus Software Inc. (“Callidus”) acquisition being the only material transaction.

Prior-year acquisitions are described in the Notes to the 2017 Consolidated Financial Statements, Note (4).

Acquisition of Callidus

On April 5, 2018, following satisfaction of applicable regulatory and other approvals, we acquired 100% of the shares of Callidus (NDSQ: CALD), a leading provider of customer relationship management (CRM) solutions. SAP paid US$36 per share, representing consideration transferred in cash of approximately US$2.4 billion. The acquisition aims to accelerate and strengthen SAP’s position and solution offerings in the Sales Performance Management (SPM) and configure-price-quote (CPQ) spaces.

Callidus Acquisition: Consideration Transferred

€ millions
Cash paid	1,957
Liabilities incurred	47
Total consideration transferred	2,004

The liabilities incurred relate to the earned portion of unvested share-based payment awards. These liabilities were incurred by replacing, upon acquisition, equity-settled share-based payment awards held by employees of Callidus with cash-settled share-based payment awards, which are subject to forfeiture. The respective liabilities represent the portion of the replacement awards that relates to pre-acquisition services provided by the acquiree’s employees and were measured at the fair value determined under IFRS 2.

The initial accounting for the Callidus business combination is incomplete because we are still obtaining some information necessary to identify and measure tax-related assets and liabilities. Accordingly, the amounts recognized in our financial statements for these items are provisional as at December 31, 2018.

Measurement period adjustments recorded in 2018 (which were not material) mostly relate to intangible assets (finalization of the fair value calculation) and tax-related assets and liabilities (deferred taxes from investments in subsidiaries and unused tax losses, and so on).

The following table summarizes the preliminary values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Callidus, as at the acquisition date:

Callidus Acquisition: Recognized Assets and Liabilities

€ millions
Cash and cash equivalents	63
Other financial assets	64
Trade and other receivables	32
Other non-financial assets	11
Property, plant, and equipment	26
Intangible assets	515
Thereof acquired technology	121
Thereof customer relationship and other intangibles	390
Thereof software and database licenses	4
Total identifiable assets	711
Trade and other payables	55
Current and deferred tax liabilities	65
Provisions and other non-financial liabilities	15
Contract liabilities/deferred income	55
Total identifiable liabilities	190
Total identifiable net assets	521
Goodwill	1,483
Total consideration transferred	2,004

The goodwill arising from our acquisitions consists largely of synergies and the know-how and technical skills of the acquired businesses’ workforces.

For the Callidus acquisition, we expect synergies particularly in the following areas:

–         Cross-selling opportunities of Callidus products to existing SAP customers across all regions, using SAP’s sales organization

–         Integrating Callidus products into SAP C/4 HANA to strengthen SAP’s customer experience suite of solutions

–         Improved profitability in Callidus sales and operations

We have allocated the Callidus goodwill and intangibles to the newly established Customer Experience segment. For more information about our segments and about the changes in our segment structure, see Note (C.1).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Callidus business acquired in 2018 since the acquisition date are included in the consolidated income statements for the reporting period as follows:

Callidus Acquisition: Impact on SAP’s Financials

€ millions	2018 as Reported	Contribution of Callidus
Revenue	24,708	180
Profit after tax	4,088	–60

Had Callidus been consolidated as at January 1, 2018, our estimated pro forma revenue for the reporting period would have been €24,766 million, and pro forma profit after tax would have been €4,071 million.

These amounts were calculated after applying SAP’s accounting policies and after adjusting the results for Callidus to reflect significant effects from, for example:

–         Additional depreciation and amortization that would have been charged assuming the fair value adjustment to property, plant, and equipment, and to intangible assets had been applied from January 1, 2018

–         The impact of fair value adjustments on contract liabilities/deferred income on a cumulative basis

–         The borrowing costs on the funding levels and debt/equity position of SAP after the business combination

–         Employee benefits, such as share-based compensation

–         Transaction expenses incurred as part of the acquisition

–         Related income taxes

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative either of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective period, or of future results.

(D.2)   Goodwill

Accounting Policies, Judgments, and Estimates

The annual goodwill impairment test is performed at the level of our operating segments since there are no lower levels in SAP at which goodwill is monitored for internal management purposes. The test is performed at the same time (at the beginning of the fourth quarter) for all operating segments.

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

Goodwill

€ millions
Historical cost
1/1/2017	23,415
Foreign currency exchange differences	–2,249
Additions from business combinations	205
12/31/2017	21,371
Foreign currency exchange differences	847
Additions from business combinations	1,609
12/31/2018	23,827

Accumulated amortization
1/1/2017	104
Foreign currency exchange differences	–4
12/31/2017	100
Foreign currency exchange differences	2
12/31/2018	102

Carrying amount
12/31/2017	21,271
12/31/2018	23,725

For more information about our segments and the changes in 2018, see Note (C.1).

For impairment testing purposes, the carrying amount of goodwill has been allocated to the operating segments expected to benefit from goodwill as follows:

Goodwill by Operating Segment

€ millions	Applications, Technology & Services	SAP Business Network	Customer Experience	Other	Total
12/31/2017	14,654	6,617	0	0	21,271
12/31/2018	13,498	6,925	3,293	9	23,725

At the end of 2018, the goodwill allocated to the Customer Experience segment includes goodwill of €1,656 million reallocated from the Applications, Technology & Services segment due to the changes in segment composition in 2018.

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

Discount rates

Our estimated cash flow projections are discounted to present value using discount rates (after-tax rates for the SAP Business Network segment and pre-tax rates for all other segments). Pre-tax discount rates are based on the weighted average cost of capital (WACC) approach.

Terminal growth rate

Our estimated cash flow projections for periods beyond the business plan were extrapolated using segment-specific terminal growth rates. These growth rates do not exceed the long-term average growth rates for the markets in which our segments operate.

Key Assumptions and Detailed Planning Period

Percent, unless otherwise stated	Applications, Technology & Services		SAP Business Network		Customer Experience
	2018	2017	2018	2017	2018	2017
Budgeted revenue growth (average of the budgeted period)	4.8	4.8	13.8	14.9	32.9	NA
Pre-tax discount rate	11.0	10.6	11.5	11.9	11.7	NA
After-tax discount rate	8.6	8.2	9.0	9.3	9.4	NA
Terminal growth rate	3.0	2.9	3.0	3.0	3.0	NA
Detailed planning period (in years)	5	3	9	9	5	NA

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

We are using a target operating margin of 33% (2017: 33%) for the segment at the end of the budgeted period as a key assumption, which is within the range of expectations of market participants (for example, industry analysts).

The recoverable amount exceeds the carrying amount by €13,580 million (2017: €8,143 million).

The following table shows the amounts by which the key assumptions would need to change individually for the recoverable amount to be equal to the carrying amount:

Sensitivity to Change in Assumptions

	SAP Business Network
	2018	2017
Budgeted revenue growth (change in pp)	–11.8	–8.6
After-tax discount rate (change in pp)	6.6	4.3
Target operating margin at the end of the budgeted period (change in pp)	–22	–17

Customer Experience

The recoverable amount of the segment has been determined based on a value-in-use calculation. The calculation uses cash flow projections based on actual operating results and a group-wide business plan approved by management. The recoverable amount exceeds the carrying amount by €8,476 million.

The following table shows the amounts by which the key assumptions would need to change individually for the recoverable amount to be equal to the carrying amount:

Sensitivity to Change in Assumptions

	Customer Experience
	2018	2017
Budgeted revenue growth (change in pp)	–8.3	NA
Pre-tax discount rate (change in pp)	10.2	NA
Target operating margin at the end of the budgeted period (change in pp)	–28	NA

(D.3)   Intangible Assets

Accounting Policies, Judgments, and Estimates

We classify intangible assets according to their nature and use in our operations. Software and database licenses consist primarily of technology for internal use, whereas acquired technology consists primarily of purchased software to be incorporated into our product offerings and in-process research and development (IPRD). Customer relationship and other intangibles consist primarily of customer relationships and acquired trademark licenses.

All our purchased intangible assets other than goodwill have finite useful lives. They are initially measured at acquisition cost and subsequently amortized based on the expected consumption of economic benefits over their estimated useful lives ranging from two to 20 years.

Acquired in-process research and development project assets are typically amortized over five to seven years (starting upon completion / marketing of the respective projects).

Whereas in general, expenses for internally generated intangibles are expensed as incurred, development expenses incurred on standard-related customer development projects (for which the IAS 38 criteria are met cumulatively) are capitalized on a limited scale with those amounts being amortized over the estimated useful life of eight years.

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

Determining whether internally generated intangible assets from development qualify for recognition requires significant judgment, particularly in the following areas:

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

Intangible Assets

€ millions	Software and Database Licenses	Acquired Technology/IPRD	Customer Relationship and Other Intangibles	Total
Historical cost
1/1/2017	791	2,907	5,119	8,817
Foreign currency exchange differences	-22	-278	-523	-823
Additions from business combinations	0	51	73	124
Other additions	93	0	10	103
Retirements/disposals	-53	-688	-62	-803
12/31/2017	809	1,992	4,617	7,418
Adoption of IFRS 15	0	0	14	14
1/1/2018	809	1,992	4,631	7,432
Foreign currency exchange differences	8	100	204	312
Additions from business combinations	4	148	410	562
Other additions	193	0	36	229
Retirements/disposals	-43	-62	-41	-146
Transfers	25	0	-28	-3
12/31/2018	996	2,178	5,212	8,386

Accumulated amortization
1/1/2017	589	2,186	2,256	5,031
Foreign currency exchange differences	-16	-208	-219	-443
Additions amortization	79	254	327	660
Retirements/disposals	-51	-688	-58	-797
12/31/2017	601	1,544	2,306	4,451
Foreign currency exchange differences	6	77	87	170
Additions amortization	95	216	337	648
Retirements/disposals	-23	-62	-25	-110
12/31/2018	679	1,775	2,705	5,159

Carrying amount
12/31/2017	208	448	2,311	2,967
12/31/2018	317	403	2,507	3,227

Significant Intangible Assets

€ millions, unless otherwise stated		Carrying Amount	Remaining Useful Life (in years)
	2018	2017
Sybase — Customer relationships	179	226	3 to 5
SuccessFactors — Customer relationships	225	261	7
Ariba — Customer relationships	323	366	7 to 9
Concur — Acquired technologies	114	180	3
Concur — Customer relationships	1,033	1,073	12 to 16
Callidus — Acquired technologies	103	0	4 to 6
Callidus — Customer relationships	384	0	10 to 14
Total significant intangible assets	2,361	2,106

(D.4)            Property, Plant, and Equipment

 Accounting Policies, Judgments, and Estimates

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment
Buildings	Predominantly 25 to 50 years
Leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Property, Plant, and Equipment
€ millions	Land and Buildings	Other Property, Plant, and Equipment	Advance Payments and Construction in Progress	Total
12/31/2017	1,162	1,592	213	2,967
12/31/2018	1,344	1,985	224	3,553

Additions (other than those from business combinations)
2017	96	933	167	1,196
2018	199	1,026	77	1,302

The additions (other than from business combinations) relate primarily to the replacement and purchase of IT infrastructure (data centers, and so on) and the construction of new buildings. For more information about the expected effect of the initial application of IFRS 16, see Note (IN.1).

(D.5)            Equity Investments

 Accounting Policies, Judgments, and Estimates

As we do not designate financial assets as “at fair value through profit or loss,” we generally classify financial assets into the following categories: at amortized cost (AC), at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL), depending on the contractual cash flows of and our business model for holding the respective asset.

For equity securities, as the cash flow characteristics are typically other than solely principal and interest, we take an investment-by-investment decision whether to classify as FVTPL or FVOCI. Judgment is required particularly in estimating the fair values of equity securities that are not listed publicly.

Gains / losses on equity securities at FVTPL include gains / losses from fair value fluctuations, from disposals as well as dividends while gains / losses on equity securities at FVOCI only include dividends, all of which are shown in Financial Income, net. Regular way purchases and sales are recorded as at the trade date.

Equity Investments

€ millions			2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Equity securities	0	1,248	1,248	0	827	827
Investments in associates	0	26	26	0	32	32
Total	0	1,274	1,274	0	859	859
Other financial assets	448	1,536	1,984	990	1,155	2,145
% of other financial assets	0	83	64	0	74	40

For a list of the names of other equity investments, see Note (G.10).

Financial Commitments in Venture Capital Funds

€ millions	2018	2017
Investments in venture capital funds	187	182

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2018, total commitments to make such investments amounted to €418 million (2017: €342 million), of which €232 million had been drawn (2017: €161 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus unavoidable future capital contributions.

Maturities

€ millions	12/31/2018
Investments in Venture Capital Funds
Due 2019	187
Due 2020 to 2023	0
Due thereafter	0
Total	187

(D.6)            Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2018	2017
Germany	4,184	3,714
Rest of EMEA	4,742	4,338
EMEA	8,926	8,052
United States	22,123	19,300
Rest of Americas	258	201
Americas	22,380	19,500
APJ	922	723
SAP Group	32,228	28,276

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

(D.7)            Purchase Obligations

€ millions	2018	2017
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	123	207
Other purchase obligations	2,010	934
Purchase obligations	2,133	1,141

The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the construction of new and existing facilities and to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, cloud services, and other third-party agreements. The increase is mainly due to new purchase obligations related to cloud services. Historically, the majority of such purchase obligations have been realized.

Maturities

€ millions	12/31/2018
Purchase Obligations
Due 2019	827
Due 2020 to 2023	1,290
Due thereafter	17
Total	2,133

Section E – Capital Structure, Financing, and Liquidity

This section describes how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity.

(E.1)             Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to cover our funding requirements through the capital markets on reasonable terms and, in so doing, ensure a high level of independence, confidence, and financial flexibility.

SAP SE’s long-term credit rating is “A2” by Moody’s with stable outlook, and “A” by Standard & Poor’s. Standard & Poor’s revised the outlook from positive to stable in 2018.

		12/31/2018		12/31/2017	∆ in %
	€ millions	% of Total Equity and Liabilities	€ millions	% of Total Equity and Liabilities
Equity	28,877	56	25,515	60	13
Current liabilities	10,481	20	10,210	24	3
Non-current liabilities	12,133	24	6,759	16	80
Liabilities	22,614	44	16,969	40	33
Thereof financial debt	11,331	22	6,264	15	81
Total equity and liabilities	51,491	100	42,484	100	21

In 2018, we repaid €1,150 million in Eurobonds and US$150 million in U.S. private placements at maturity. The repayment was partly refinanced through the issuance of a US$300 million USD bond. We took out a three-tranche Eurobond of €1,500 million in total and a five-tranche Eurobond of €4,500 million in total with maturities of two to 12 years to finance the acquisitions of Callidus and Qualtrics. Thus, the ratio of total nominal volume of financial debt to total equity and liabilities increased by 7pp.

(E.2)             Total Equity

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

millions	Issued Capital	Treasury Shares
1/1/2016	1,228.5	-30.6
Reissuance of treasury shares under share-based payments	0	0.7
12/31/2016	1,228.5	-29.9
Purchase of treasury shares	0	-5.4
Reissuance of treasury shares under share-based payments	0	0.2
12/31/2017	1,228.5	-35.1
Reissuance of treasury shares under share-based payments	0	0.2
12/31/2018	1,228.5	-34.9

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

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2018, €100 million, representing 100 million shares, was still available for issuance (2017: €100 million).

Other Components of Equity

€ millions	Exchange Differences	Available-for-Sale Financial Assets	Cash Flow Hedges/Cost of Hedging	Total
1/1/2016	2,222	336	3	2,561
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	839	–43	–11	785
12/31/2016	3,062	292	–8	3,345
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	–2,732	–135	29	–2,838
12/31/2017	330	157	21	508
Adoption of IFRS 9	0	–158	–3	–160
1/1/2018	330	0	18	347
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	910	0	–23	887
12/31/2018	1,239	0	–5	1,234

Treasury Shares

By resolution of SAP SE’s General Meeting of Shareholders held on May 17, 2018, the authorization granted by the General Meeting of Shareholders on June 4, 2013, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before May 16, 2023, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with them. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

Distribution Policy and Dividends

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling 40% or more of our profit after tax and by potentially repurchasing treasury shares in future.

In 2018, we distributed €1,671 million (€1.40 per share) in dividends for 2017 compared to €1,499 million (€1.25 per share) paid in 2017 for 2016 and €1,378 million (€1.15 per share) paid in 2016 for 2015. Aside from the distributed dividend, in 2017, we also returned €500 million to our shareholders by repurchasing treasury shares.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2018, the Executive Board intends to propose that a dividend of €1.50 per share (that is, an estimated total dividend of €1,790 million), be paid from the profits of SAP SE.

(E.3)   Liquidity

 Accounting Policies

Non-Derivative Financial Debt Investments

Our non-derivative financial debt investments comprise cash at banks and cash equivalents (highly liquid investments with original maturities of three months or less, such as time deposits and money-market funds), loans and other financial receivables, and acquired debt securities.

As we do not designate financial assets as “at fair value through profit or loss,” we generally classify financial assets as: at amortized cost (AC), at fair value through other comprehensive income (FVOCI), or at fair value through profit or loss (FVTPL), depending on the contractual cash flows of, and our business model for, holding the respective asset. Financial assets having cash flow characteristics other than solely principal and interest such as money market and similar funds are generally classified as FVTPL. Generally, all other financial assets with cash flows consisting solely of principal and interest are classified as AC because we follow a conservative investment approach, safeguarding our liquidity by ensuring the safety of principal investment amounts.

Gains / losses on non-derivative financial debt investments at FVTPL are reported in Financial income, net and show interest income / expenses separately from other gains / losses which include gains / losses from fair value fluctuations and disposals. Gains / losses on non-derivative financial debt investments at AC are reported in Financial income, net and show interest income / expenses separately from other gains / losses which include gains / losses disposals and changes in expected and incurred credit losses. Gains / losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net. Regular way purchases and sales are recorded as at the trade date.

For these financial assets, we apply considerable judgment by employing the general impairment approach as follows:

–         For cash at banks, time deposits, and debt securities such as acquired bonds and commercial paper, we apply the low credit risk exception, as it is our policy to invest only in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model, and we record a loss allowance at an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. Even though we invest only in assets of at least investment-grade, we also closely observe the development of credit default swap spreads as a measure of market participants’ assessments of the creditworthiness of a debtor to evaluate probable significant increases in credit risk to timely react to changes should these manifest. Among others, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties or if there is a drastic increase in a counterparty’s credit default swap spread for a prolonged time period while the overall market environment remains generally stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

–         Loans and other financial receivables are monitored based on borrower-specific internal and external information to determine whether there has been a significant increase in credit risk since initial recognition. We consider such assets to be in default if they are significantly beyond their due date or if the borrower is unlikely to pay its obligation. A write-off occurs when the likelihood of recovery is considered remote, for example when bankruptcy proceedings have been finalized or when all enforcement efforts have been exhausted.

Non-Derivative Financial Liabilities

Non-derivative financial liabilities include bank loans, issued bonds, private placements, and other financial liabilities. Included in other financial liabilities are customer funding liabilities which are funds we draw from and make payments on behalf of our customers for customers’ employee expense reimbursements, related credit card payments, and vendor payments. We present these funds in cash and cash equivalents and record our obligation to make these expense reimbursements and payments on behalf of our customers as customer funding liabilities.

As we do not designate financial liabilities as FVTPL, we generally classify non-derivative financial liabilities as AC.

Expenses and gains or losses on financial liabilities at AC mainly consist of interest expense which is shown in Financial income, net. Gains / losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

Group Liquidity

€ millions	2018	2017	∆
Cash and cash equivalents	8,627	4,011	4,617
Current time deposits and debt securities	211	774	–563
Group liquidity	8,838	4,785	4,053
Current financial debt	–759	–1,299	540
Non-current financial debt	–10,572	–4,965	–5,607
Financial debt	–11,331	–6,264	–5,067
Net liquidity	–2,493	–1,479	–1,013

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net liquidity.

Group liquidity consists of cash at banks, money market and other funds, time deposits, and debt securities (both with remaining maturities of less than one year). Financial debt is defined as the nominal volume of bank loans, private placements, and bonds. Net liquidity is group liquidity less financial debt.

Cash and Cash Equivalents

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	2,918	0	2,918	2,558	0	2,558
Time deposits	4,117	0	4,117	314	0	314
Money market and other funds	1,195	0	1,195	1,139	0	1,139
Debt securities	400	0	400	0	0	0
Expected credit loss allowance	–3	0	–3	0	0	0
Cash and cash equivalents	8,627	0	8,627	4,011	0	4,011

Non-Derivative Financial Debt Investments

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	137	0	137	736	0	736
Debt securities	77	0	77	39	0	39
Financial instruments related to employee benefit plans	0	165	165	0	155	155
Loans and other financial receivables	57	91	147	58	105	163
Expected credit loss allowance	–3	0	–3	0	0	0
Non-derivative financial debt investments	268	256	524	832	260	1,092
Other financial assets	448	1,536	1,984	990	1,155	2,145
Non-derivative financial debt investments as % of other financial assets	60	17	26	84	23	51

Time deposits and debt securities with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of commercial papers and acquired bonds of mainly financial and non-financial corporations and municipalities.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

€ millions	2018					2017
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	750	9,512	759	9,445	10,204	1,150	4,000	1,149	3,997	5,147
Private placement transactions	0	1,011	0	1,041	1,041	125	965	125	1,005	1,130
Bank loans	9	49	9	49	58	24	0	24	0	24
Financial debt	759	10,572	768	10,536	11,303	1,299	4,965	1,298	5,002	6,301
Financial liabilities			1,125	10,553	11,678			1,561	5,034	6,595
Financial debt as % of financial liabilities			68	100	97			83	99	96

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 1.33% in 2018, 1.29% in 2017, and 1.25% in 2016.

For information about the risk associated with our financial liabilities, see Note (F.1). For information about fair values, see Note (F.2).

Bonds

	2018						2017
	Maturity	Issue Price	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
Eurobond 6 – 2012	2019	99.307%	2.125% (fix)	2.29%	€750	759	768
Eurobond 7 – 2014	2018	100.000%	0.000% (var.)	0.00%	€750	0	750
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%	€1,000	996	995
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%	€1,000	992	991
Eurobond 11 – 2015	2020	100.000%	0.000% (var.)	0.07%	€650	649	649
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%	€600	595	594
Eurobond 13 – 2016	2018	100.000%	0.000% (var.)	0.00%	€400	0	400
Eurobond 14 – 2018	2021	100.519%	0.000% (var.)	–0.15%	€500	502	0
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%	€500	498	0
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%	€500	494	0
Eurobond 17 – 2018	2020	100.024%	0.000% (var.)	–0.01%	€500	500	0
Eurobond 18 – 2018	2022	99.654%	0.250% (fix)	0.36%	€900	897	0
Eurobond 19 – 2018	2024	99.227%	0.750% (fix)	0.89%	€850	843	0
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%	€1,000	988	0
Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%	€1,250	1,229	0
Eurobonds						9,942	5,147
USD bond – 2018	2025	100.000%	3.306% (var.)	3.35%	US$300	262	0
Bonds						10,204	5,147

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2018					2017
	Maturity	Coupon Rate	Effective Interest Rate	Nominal Volume (in respective currency in millions)	Carrying Amount (in € millions)	Carrying Amount (in € millions)
U.S. private placements
Tranche 4 – 2011	2018	3.43% (fix)	3.50%	US$150	0	125
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$290	251	241
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$444.5	395	382
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$323	299	289
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$100	96	93
Private placements					1,041	1,130

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

€ millions	12/31/2017	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2018
Current financial debt	1,299	–1,300	7	3	0	750	759
Non-current financial debt	4,965	6,308	0	49	0	–750	10,572
Financial debt (nominal volume)	6,264	5,008	7	51	0	0	11,331
Basis adjustment	62	0	0	–1	–19	0	42
Transaction costs	–26	–48	0	0	0	3	–70
Financial debt (carrying amount)	6,301	4,961	7	50	–19	3	11,303
Accrued interest	34	0	0	–1	0	14	47
Interest rate swaps	–24	0	0	–1	17	0	–7
Total liabilities from financing activities	6,311	4,961	7	48	–1	18	11,343

€ millions	12/31/2016	Cash Flows	Business Combinations	Foreign Currency	Fair Value Changes	Other	12/31/2017
Current financial debt	1,435	–1,372	–1	–54	0	1,290	1,299
Non-current financial debt	6,390	8	0	–144	0	–1,289	4,965
Financial debt (nominal volume)	7,826	–1,364	–1	–197	0	1	6,264
Basis adjustment	86	0	0	7	–31	0	62
Transaction costs	–32	0	0	0	0	7	–26
Financial debt (carrying amount)	7,880	–1,364	–1	–191	–31	7	6,301
Accrued interest	45	0	0	–2	0	–9	34
Interest rate swaps	–47	0	0	–1	24	0	–24
Total liabilities from financing activities	7,878	–1,364	–1	–194	–7	–2	6,311

Section F — Management of Financial Risk Factors

This section discusses financial risk factors and risk management regarding foreign currency exchange rate risk, interest rate risk, equity price risk, credit risk, and liquidity risk. Further, it contains information about  financial instruments, including the adoption of IFRS 9 ‘Financial Instruments.’

(F.1)    Financial Risk Factors and Risk Management

b) Fair Value Hedge

We apply fair value hedge accounting for certain of our fixed-rate financial liabilities and show the fair value fluctuations in Financial income, net.

c) Valuation and Testing of Effectiveness

At inception of a designated hedging relationship, we document our risk management strategy and the economic relationship between hedged item and hedging instrument. The existence of an economic relationship is demonstrated as well as the effectiveness of the hedging relationship tested prospectively by applying the critical terms match for our foreign currency hedges, since currencies, maturities, and the amounts are closely aligned for the forecasted transactions and for the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, effectiveness is tested prospectively using statistical methods in the form of a regression analysis, by which the validity and extent of the relationship between the change in value of the hedged items as the independent variable and the fair value change of the derivatives as the dependent variable is determined. The main sources of ineffectiveness are:

–   The effect of the counterparty and our own credit risk on the fair value of the forward exchange contracts and interest rate swaps, which is not reflected in the respective hedged item, and

–   Differences in the timing of hedged item and hedged transaction in our cash flow hedges.

 Accounting policies

We use derivatives to hedge foreign currency risk or interest rate risk and designate them as cash flow or fair value hedges if they qualify for hedge accounting under IFRS 9, which involves judgment.

Derivatives Not Designated as Hedging Instruments

Many transactions constitute economic hedges, and therefore contribute effectively to the securing of financial risks but do not qualify for hedge accounting under IFRS 9. To hedge currency risks inherent in foreign-currency denominated and recognized monetary assets and liabilities, we do not designate our held-for-trading derivative financial instruments as accounting hedges, because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

In addition, we occasionally have contracts that contain foreign currency embedded derivatives that are required to be accounted for separately.

Fair value fluctuations in the spot component of such derivatives at FVTPL are included in Other non-operating income/expense, net while the forward element is shown in Financial income, net.

Derivatives Designated as Hedging Instruments

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions. With regard to foreign currency risk, hedge accounting relates to the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges. Accordingly, the effective portion of these components determined on a present value basis is recorded in other comprehensive income. The forward element and time element as well as foreign currency basis spreads excluded from the hedging relationship are recorded as cost of hedging in a separate position in other comprehensive income. As the amounts are not material, they are presented together with the effective portion of the cash flow hedges in our consolidated statements of comprehensive income and consolidated statements of changes in equity. All other components including counterparty credit risk adjustments of the derivative and the ineffective portion are immediately recognized in Financial Income, net in profit and loss. Amounts accumulated in other comprehensive income are reclassified to profit and loss to Other non-operating income/expense, net and Financial income, net in the same period when the hedged item affects profit and loss.

We are exposed to various financial risks, such as market risks (that is, foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

We manage market risks, credit risk, and liquidity risk on a Group-wide basis through our global treasury department, global risk management, and global credit management. Risk management policies are established to identify risks, to set appropriate risk limits, and to monitor risks. Risk management policies and hedging strategies are laid out in our internal guidelines (for example, treasury guideline and other internal guidelines), and are subject to continuous internal review and analysis to reflect changes in market conditions and our business.

We only purchase derivative financial instruments to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk Factors

As we are active worldwide, our ordinary operations are subject to risks associated with fluctuations in foreign currencies. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, we occasionally generate foreign-currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described below.

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

Currency Hedges Designated as Hedging Instruments (Cash Flow Hedges)

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a hedge ratio of 1:1 and a hedge horizon of up to 12 months, which is also the maximum maturity of the foreign exchange derivatives we use.

For all years presented, no previously highly-probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, ineffectiveness was either not material or non-existent in all years reported. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 12 months from the date of the statement of financial position.

The amounts as at December 31, 2018, relating to items designated as hedged items were as follows:

Designated Hedged Items in Foreign Currency Exchange Rate Hedges

Forecasted License Payments

€ millions	2018
Change in value used for calculating hedge ineffectiveness	–4
Cash flow hedge	–4
Cost of hedging	–2
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0

The amounts as at December 31, 2018, designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

Forecasted License Payments
€ millions	2018
Nominal amount	533
Carrying amount
Other financial assets	2
Other financial liabilities	–9
Change in value recognized in OCI	4
Hedge ineffectiveness recognized in Finance income, net	0
Cost of hedging recognized in OCI	2
Amount reclassified from cash flow hedge in OCI to Other non-operating income, net	22
Amount reclassified from cost of hedging in OCI to Finance income, net	–5

On December 31, 2018, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

		Maturity
		2018
	1 to 6 months	6 to 12 months
Forward exchange contracts
Net exposure in € millions	337	195
Average EUR:GBP forward rate	89.42	90.21
Average EUR:JPY forward rate	130.91	130.06
Average EUR:CHF forward rate	1.15	1.14
Average EUR:AUD forward rate	1.61	1.62

Foreign Currency Exchange Rate Exposure

Our risk exposure is based on the following assumptions:

–             The SAP Group’s entities generally operate in their functional currencies. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where material, this foreign currency exchange rate risk is hedged. Therefore, fluctuations in foreign currency exchange rates have a significant impact neither on profit nor on other comprehensive income with regard to our non-derivative monetary financial instruments and related income or expenses.

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

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

–             The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income

–             Foreign currency embedded derivatives affecting other non-operating expense, net

–             The foreign currency option held in connection with the planned acquisition of Qualtrics affecting other non-operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31 was as follows:

Foreign Currency Exposure

€ billions	2018	2017
Year-end exposure toward all our major currencies	6.3	0.9
Average exposure	2.1	0.9
Highest exposure	6.3	1.0
Lowest exposure	0.7	0.9

Foreign Currency Exchange Rate Sensitivity

We calculate our sensitivity on an upward/downward shift of +/– 10% of the foreign currency exchange rate between the euro and all major currencies (2017: +/– 10% of the foreign currency exchange rate between the euro and all other major currencies; 2016: upward/downward shift of +/– 25% of the foreign currency exchange rate between the euro and Brazilian real; +/– 10% of the foreign currency exchange rate between the euro and all other major currencies). If, on December 31, 2018, 2017, and 2016, the foreign currency exchange rates had been higher/lower as described above, this would have the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

€ millions	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2018	2017	2016	2018	2017	2016
Derivatives held within a designated cash flow hedge relationship
All major currencies -10% (2017: all major currencies -10%; 2016: Brazil real: –25%; all other major currencies –10%)				62	71	79
All major currencies +10% (2017: all major currencies +10%; 2016: Brazil real: +25%; all other major currencies +10%)				–62	–71	–79
Embedded derivatives
All currencies –10%	11	15	23
All currencies +10%	–11	–15	–23
FX option held in connection with the acquisition of Qualtrics
USD –10%	–29	0	0
USD +10%	559	0	0

Interest Rate Risk

Interest Rate Risk Factors

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars, since a large part of our investments are based on variable rates and/or short maturities (2018: 48%; 2017: 79%) and most of our financing transactions are based on fixed rates and long maturities (2018: 83%; 2017: 71%).

Interest Rate Risk Management

The aim of our interest rate risk management is to reduce profit or loss volatility and optimize our interest result by creating a balanced structure of fixed and variable cash flows. We therefore manage interest rate risks by adding interest-rate-related derivative instruments to a given portfolio of investments and debt financing. The desired fixed-floating mix of our net debt is set by the Treasury Committee.

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to convert certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions in a 1:1 ratio. Including interest rate swaps, 71% (2017: 49%) of our total interest-bearing financial liabilities outstanding as at December 31, 2018, had a fixed interest rate.

The amounts as at December 31, 2018, relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

	2018
€ millions	Fixed-Rate Borrowing in EUR	Fixed-Rate Borrowing in USD
Notional amount	750	535
Carrying amount	749	534
Accumulated fair value adjustments in Other financial liabilities	10	-32
Change in fair value used for measuring ineffectiveness	10	1
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains / losses	0	-33

The amounts as at December 31, 2018, designated as hedging instruments were as follows:

Designated Hedging Instruments in Interest Rate Hedges

	2018
€ millions	Interest Rate Swaps for EUR Borrowing	Interest Rate Swaps for USD Borrowing
Notional amount	750	535
Carrying amount
Other financial assets	10	1
Other financial liabilities	0	-3
Change in fair value used for measuring ineffectiveness	10	-2

As at December 31, 2018, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

				2018
				Maturity
€ millions	2019	2020	2022	2024
EUR interest rate swaps
Nominal amounts	750
Average variable interest rate	0.613%
USD interest rate swaps
Nominal amounts		253	194	88
Average variable interest rate		3.366%	3.341%	3.220%

None of the fair value adjustment from the receiver swaps, the basis adjustment on the underlying hedged items held in fair value hedge relationships, and the difference between the two recognized in financial income, net, is material in any of the years presented.

Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

€ billions	2018				2017
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	0.08	0.09	0.10	0.08	0.04	0.12	0.31	0.03
Cash flow interest rate risk
From investments (including cash)	4.24	4.16	5.65	3.50	3.80	3.78	4.10	3.52
From financing	1.96	2.08	2.32	1.45	1.81	1.94	2.31	1.80
From interest rate swaps	1.28	1.31	1.36	1.27	1.35	1.75	2.22	1.35

Interest Rate Sensitivity

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

–             Changes in interest rates only affect the accounting for non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed-rate financial liabilities, as we account for them at amortized cost. Investments in fixed-rate financial assets classified as available-for-sale were not material at each year end reported. Thus, we do not consider any fixed-rate instruments in the equity-related sensitivity calculation.

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

–             The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, we include those effects of market interest rates on interest payments in the profit-related sensitivity calculation.

Due to the different interest rate expectations for the U.S. dollar and the euro area, we base our sensitivity analyses on a yield curve upward shift of +100/+30 basis points (bps) for the U.S. dollar/euro area (2017: +100/+25bps for the U.S. dollar/euro area; 2016: +100/+50bps for the U.S. dollar/euro area), and a yield curve downward shift of –25/–10bps for the U.S. dollar/euro area (2017: –25bps; 2016: –50bps).

If, on December 31, 2018, 2017, and 2016, interest rates had been higher/lower as described above, this would not have had a material effect on financial income, net, for our variable interest rate investments and would have had the following effects on financial income, net.

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2018	2017	2016
Derivatives held within a designated fair value hedge relationship
Interest rates +100 bps for U.S. dollar area/+30 bps for euro area (2017: +100/+25 bps for U.S. dollar/euro area; 2016: +100/+50 bps for U.S. dollar/euro area)	–20	–26	–46
Interest rates –25 bps for U.S. dollar/-10 bps for euro area (2017: -25 bps for U.S. dollar/euro area; 2016: -50 bps for U.S. dollar/euro area)	5	9	29
Variable-rate financing
Interest rates +100 bps for U.S. dollar area/+25 bps for euro area (2017: +25 bps for euro area; 2016: +50 bps for euro area)	–24	–5	–21
Interest rates -25 bps for U.S. dollar/-10 bps for for euro area (2017: -25 bps for euro area; 2016: -50 bps for euro area)	4	0	0

Equity Price Risk

Equity Price Risk Factors

We are exposed to equity price risk with regard to our investments in equity securities and our share-based payments plans.

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

We also monitor the exposure with regard to our share-based payment plans. To reduce resulting profit or loss volatility, we hedge certain cash flow exposures associated with these plans by purchasing derivative instruments, but we do not establish a designated hedge relationship.

Equity Price Exposure

Our exposure from our investments in equity securities was €1,248 million (2017: €827 million; 2016: €952 million).

For information about the exposure from our share-based payments plans, see Note (B.3).

Equity Price Sensitivity

In our sensitivity analysis for our share-based payments plans, we include the hedging instruments and the underlying share-based payments even though the latter are scoped out of IFRS 7, as we believe that taking only the derivative instrument into account would not properly reflect our equity price risk exposure.

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2018	2017	2016
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 10% - increase of Financial income, net by	65	56	84
Decrease in equity prices and respective unobservable inputs of 10% - decrease of Financial income, net by	–65	–56	–81
Share-based payments
Increase in equity prices of 20%
- Increase of share-based payment expenses by	–279	–371	–333
- Increase of offsetting gains from hedging instruments by	57	65	52
Decrease in equity prices of 20%
- Decrease of share-based payment expenses by	262	337	296
- Decrease of offsetting gains from hedging instruments by	–44	–46	–44

Credit Risk

Credit Risk Factors

To reduce the credit risk in investments, we arrange to receive rights to collateral for certain investing activities in the full amount of the investment volume, which we would be allowed to make use of only in the case of default of the counterparty to the investment. In the absence of other significant agreements to reduce our credit risk exposure, the total amounts recognized as cash and cash equivalents, current investments, loans, and other financial receivables, trade receivables, and derivative financial assets represent our maximum exposure to credit risks, except for the agreements mentioned above.

Credit Risk Management

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat.” We only invest in issuers with a lower rating in exceptional cases. Such investments were not material in 2018 and 2017. The weighted average rating of our financial assets is in the range A to A—. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume, which we would be allowed to make use of in the case of default of the counterparty to the investment. As such collateral, we only accept bonds with at least investment-grade rating level.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is further mitigated by diversification of counterparties throughout the world and adherence to an internal limit system for each counterparty. This internal limit system stipulates that the business volume with individual counterparties is restricted to a defined limit that depends on the lowest official long-term credit rating available by at least one of the major rating agencies, the Tier 1 capital of the respective financial institution, or participation in the German Depositors’ Guarantee Fund or similar protection schemes. We continuously monitor strict compliance with these counterparty limits. As the premium for credit default swaps mainly depends on market participants’ assessments of the creditworthiness of a debtor, we also closely observe the development of credit default swap spreads in the market to evaluate probable risk developments and react in a timely manner to changes should these manifest.

For cash at banks, time deposits, and debt securities such as acquired bonds or commercial paper, we apply the general impairment approach. As it is our policy to only invest in high-quality assets of issuers with a minimum rating of at least investment grade so as to minimize the risk of credit losses, we use the low credit risk exception. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model and we record a loss allowance for an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure as at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. To ensure that during their lifetime our investments always fulfill the requirement of being investment-grade, we monitor changes in credit risk by tracking published external credit ratings. Among other things, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties, or in case of a drastic increase in the credit default swap spread of a counterparty for a prolonged time period while the overall market environment remains rather stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

Trade Receivables

The default risk of our trade receivables is managed separately, mainly based on assessing the creditworthiness of customers through external ratings and on our past experience with the customers concerned. Based on this assessment, individual credit limits are established for each customer and deviations from such credit limits need to be approved by management.

We apply the simplified impairment approach using a provision matrix for all trade receivables and contract assets to take into account any lifetime expected credit losses already at initial recognition. For the purpose of the provision matrix, customers are clustered into different risk classes, mainly based on market information such as the country risk assessment of their country of origin. Loss rates used to reflect lifetime expected credit losses are determined using a roll-rate method based on the probability of a receivable progressing through different stages of being overdue and on our actual credit loss experience over the past years. These loss rates are enhanced by forward-looking information to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions, and the expected changes in the economic conditions over the expected life of the receivables. Forward-looking information is based on changes in country risk ratings, or fluctuations in credit default swaps of countries of the customers we do business with. We continuously monitor outstanding receivables locally to assess whether there is objective evidence that our trade receivables and contract assets are credit-impaired. Evidence that trade receivables and contract assets are credit-impaired include, among the trade receivables being past due, information about significant financial difficulty of the customer or non-adherence to a payment plan. We consider receivables to be in default when the counterparty is unlikely to pay its obligations in full, However, a delay of payments (for example, more than 90 days past due) in the normal course of business alone does not necessarily indicate a customer default. We write off account balances either partially or in full if we judge that the likelihood of recovery is remote, which might be evidenced, for example, when bankruptcy proceedings for a customer are finalized or when all enforcement efforts have been exhausted.

The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (A.2.).

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, 2018, our exposure to credit risk from cash, time deposits and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

	Equivalent to External	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount	ECL Allowance
	Rating		Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB–	–0.1%	7,406	0	–5
Risk class 2 - high risk	BB to D	0.0%	34	0	0
Risk class 3 - unrated	NA	–3.3%	30	0	–1
Total		–0.1%	7,470	0	–6

As at December 31, 2017, the major part of our time deposits, other loans, and other financial receivables was concentrated in Germany. There were no time deposits, loans, or other financial receivables past due but not impaired and we had no indications of impairments of such assets that were not past due and not impaired as at that date.

Trade Receivables and Contract Assets

As at December 31, 2018, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables and Contract Assets

	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount Credit-	ECL Allowance
		Credit-Impaired	Impaired
AR not due and due	–0.3%	4,288	0	–13
AR overdue 1 to 30 days	–0.3%	749	15	–2
AR overdue 30 to 90 days	–0.5%	551	8	–3
AR overdue more than 90 days	–13.0%	558	125	–89
Total	–1.7%	6,146	148	–107

For 2018, the movement in the ECL allowance (2017: movement in bad debt allowance according IAS 39) for trade receivables and contract assets is as follows:

Movement in ECL Allowance for Trade Receivables and Contract Assets

	2018	2017
	ECL Allowance	Bad Debt Allowance
Balance as at 01/01 under IAS 39	–74	–89
Adoption of IFRS 9	–25	0
Balance as at 01/01 under IFRS 9	–99	–89
Net credit losses recognized	–18	4
Amounts written off	10	11
Balance as at 12/31	–107	–74

An analysis of trade receivables that were neither past due nor impaired and their aging as at December 31, 2017, was as follows:

Aging of Trade Receivables

€ millions	2017
Not past due and not individually impaired	4,185
Past due but not individually impaired
Past due 1 to 30 days	695
Past due 31 to 120 days	459
Past due 121 to 365 days	266
Past due over 365 days	95
Total past due but not individually impaired	1,515
Individually impaired, net of allowances	110
Carrying amount of trade receivables, net	5,810

Liquidity Risk

Liquidity Risk Factors

We are exposed to liquidity risk from our obligations towards suppliers, employees, and financial institutions.

Liquidity Risk Management

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations.

Generally, our primary source of liquidity is funds generated from our business operations. Our global treasury department manages liquidity centrally for all subsidiaries. Where possible, we pool their cash surplus so that we can use liquidity centrally for our business operations, for subsidiaries’ funding requirements, or to invest any net surplus in the market. With this strategy, we seek to optimize yields, while ensuring liquidity, by investing only with counterparties and issuers of high credit quality, as explained before. Hence, high levels of liquid assets and marketable securities provide a strategic reserve, helping keep SAP flexible, sound, and independent.

Apart from effective working capital and cash management, we have reduced the liquidity risk inherent in managing our day-to-day operations and meeting our financing responsibilities by arranging an adequate volume of available credit facilities with various financial institutions on which we can draw if necessary.

In order to retain high financial flexibility, on November 20, 2017, SAP SE entered into a €2.5 billion syndicated credit facility agreement with an initial term of five years plus two one-year extension options. In 2018, the initial term of this facility was extended for an additional period of one year until November 2023. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 17bps. We are also required to pay a commitment fee of 5.95bps per annum on the unused available credit. We have not drawn on the facility.

In financing the planned acquisition of Qualtrics, we arranged for a €2.5 billion acquisition facility to partially finance the purchase price payment. The facility has a lifetime of three years and can be flexibly repaid with SAP’s free cash flow or further refinancing transactions on the capital markets. For more information about drawings under the facility, see Note (G.9.).

Additionally, as at December 31, 2018, and 2017, we had available lines of credit totaling €445 million and €510 million, respectively. There were immaterial borrowings outstanding under these lines of credit in all years presented.

Liquidity Risk Exposure

The table below is an analysis of the remaining contractual maturities of all our financial liabilities held as at December 31, 2018. Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31, 2018. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying Amount					Contractual Cash Flows
	12/31/2018	2019	2020	2021	2022	2023	Thereafter
Non-derivative financial liabilities
Trade payables	–1,265	–1,265	0	0	0	0	0
Financial liabilities	–11,602	–1,149	–1,585	–622	–1,410	–1,097	–6,689
Total of non-derivative financial liabilities	–12,866	–2,414	–1,585	–622	–1,410	–1,097	–6,689

€ millions	Carrying Amount					Contractual Cash Flows
	12/31/2017	2018	2019	2020	2021	2022	Thereafter
Non-derivative financial liabilities
Trade payables	–952	–952	0	0	0	0	0
Financial liabilities	–6,508	–1,554	–834	–957	–58	–429	–3,102
Total of non-derivative financial liabilities	–7,460	–2,506	–834	–957	–58	–429	–3,102

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying Amount	Contractual Cash Flows		Carrying Amount	Contractual Cash Flows
	12/31/2018	2019	Thereafter	12/31/2017	2018	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	–64			–84
Cash outflows		–2,111	–11		–3,909	–309
Cash inflows		2,062	0		3,857	292
Currency derivatives designated as hedging instruments	–9			–1
Cash outflows		–340	0		–75	0
Cash inflows		330	0		74	0
Interest rate derivatives without designated hedge relationship	0			0
Cash outflows
Cash inflows
Interest rate derivatives designated as hedging instruments	–3			–1
Cash outflows		–15	–27		–8	–15
Cash inflows		13	26		8	14
Total of derivative financial liabilities	–76	–61	–12	–86	–53	–18
Derivative financial assets
Currency derivatives not designated as hedging instruments	100			41
Cash outflows		–4,025	0		–2,799	0
Cash inflows		4,076	0		2,831	0
Currency derivatives designated as hedging instruments	2			29
Cash outflows		–203	0		–634	0
Cash inflows		202	0		654	0
Interest rate derivatives designated as hedging instruments	11			24
Cash outflows		–8	–14		–12	–43
Cash inflows		19	15		25	56
Total of derivative financial assets	113	61	1	93	65	13
Total of derivative financial liabilities and assets	37	0	–11	8	12	–5

(F.2)    Fair Value Disclosures on Financial Instruments

 Accounting Policies

It is our policy that transfers between the different levels of the fair value hierarchy are deemed to have occurred at the beginning of the period of the event or change in circumstances that caused the transfer.

Fair Value of Financial Instruments

We use various types of financial instruments in the ordinary course of business, which are classified as either amortized cost (AC) or fair value through profit or loss (FVTPL) (2017: loans and receivables (L&R), available-for-sale (AFS), held-for-trading (HFT), or amortized cost (AC)). For those financial instruments measured at fair value or for which fair value must be disclosed, we have categorized the financial instruments into a three-level fair value hierarchy depending on the inputs used to determine fair value and their significance for the valuation techniques.

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category							12/31/2018
		Carrying Amount	Measurement Categories					Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents		8,627
Cash at banks1)	AC	2,918	2,918
Time deposits1)	AC	4,514	4,514
Money market and similar funds	FVTPL	1,195		1,195	1,195
Trade and other receivables		6,480
Trade receivables1)	AC	6,188	6,188
Other receivables2)	–	293
Other financial assets		1,984
Debt securities	AC	77	77		77			77
Equity securities	FVTPL	1,248		1,248	52	0	1,196	1,248
Investments in associates2)	–	26
Time deposits	AC	134	134			134
Financial instruments related to employee benefit plans2)	–	165
Loans and other financial receivables	AC	147	147			147		147
Derivative assets
Designated as hedging instrument
FX forward contracts	–	2		2		2		2
Interest rate swaps	–	11		11		11		11
Not designated as hedging instrument
FX forward contracts	FVTPL	100		100		100		100
Call options for share-based payments	FVTPL	68		68		68		68
Call option on equity shares	FVTPL	5		5			5	5
Liabilities
Trade and other payables		–1,614
Trade payables1)	AC	–1,265	–1,265
Other payables2)	–	–350
Financial liabilities		–11,678
Non-derivative financial liabilities
Loans	AC	–58	–58			–58		–58
Bonds	AC	–10,204	–10,204		–10,365			–10,365
Private placements	AC	–1,041	–1,041			–1,035		–1,035
Other non-derivative financial liabilities	AC	–298	–298			–298		–298
Derivatives
Designated as hedging instrument
FX forward contracts	–	–9		–9		–9		–9
Interest rate swaps	–	–3		–3		–3		–3
Not designated as hedging instrument
FX forward contracts	FVTPL	–65		–65		–65		–65
Total financial instruments, net		3,798	1,112	2,553	–9,041	–1,006	1,201	–10,175

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category							12/31/2017
		Carrying Amount	Measurement Categories					Fair Value
			At Amortized Cost	At Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents1)	L&R	4,011	4,011
Trade and other receivables		6,017
Trade receivables1)	L&R	5,810	5,810
Other receivables2)	–	207
Other financial assets		2,145
Available-for-sale financial assets
Debt investments	AFS	39		39	39			39
Equity investments	AFS	827		827	87	8	732	827
Investments in associates2)	–	32
Loans and other financial receivables
Financial instruments related to employee benefit plans2)	–	155
Loans and other financial receivables	L&R	899	899			899		899
Derivative assets
Designated as hedging instrument
FX forward contracts	–	29		29		29		29
Interest rate swaps	–	24		24		24		24
Not designated as hedging instrument
FX forward contracts	HFT	41		41		41		41
Call options for share-based payments	HFT	90		90		90		90
Call option on equity shares	HFT	11		11			11	11
Liabilities
Trade and other payables		–1,270
Trade payables1)	AC	–952	–952
Other payables2)	–	–318
Financial liabilities		–6,595
Non-derivative financial liabilities
Loans	AC	–24	–24			–24		–24
Bonds	AC	–5,147	–5,147		–5,335			–5,335
Private placements	AC	–1,130	–1,130			–1,136		–1,136
Other non-derivative financial liabilities	AC	–208	–208			–208		–208
Derivatives
Designated as hedging instrument
FX forward contracts	–	–1		–1		–1		–1
Interest rate swaps	–	–1		–1		–1		–1
Not designated as hedging instrument
FX forward contracts	HFT	–84		–84		–84		–84
Total financial instruments, net		4,308	3,259	974	–5,209	–364	742	–4,830

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

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category			12/31/2018
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	2,617		2,617
At amortized cost	AC	13,978	13,978
Financial liabilities
At fair value through profit or loss	FVTPL	–65		–65
At amortized cost	AC	–12,866	–12,866

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category			12/31/2017
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	HFT	141		141
Available-for-sale	AFS	865		865
At amortized cost	L&R	10,719	10,719
Financial liabilities
At fair value through profit or loss	HFT	–84		–84
At amortized cost	AC	–7,460	–7,460

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement

Other financial assets

Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA
	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA
Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 8.6 to 9.0) Revenues of investees Discounts for lack of marketability (10% to 20%)	The estimated fair value would increase (decrease) if: - The revenue multiples were higher (lower) - The investees’ revenues were higher (lower) - The liquidity discounts were lower (higher).

Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors such as actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.

			NA	NA
		Last financing round valuations	NA	NA
		Liquidation preferences	NA	NA
		Net asset value/fair market value as reported by the respective funds	NA	NA
Call options for share-based payment plans	Level 2	Monte Carlo model. Calculated considering risk-free interest rates, the remaining term of the derivatives, the dividend yields, the share price, and the volatility of our share.	NA	NA
Call option on equity shares	Level 3	Market approach. Company valuation using revenue multiples (2017: EBITDA multiples) based on actual results derived from the investee.	Revenue multiples (2017: EBITDA multiples) used Revenue (2017: EBITDA) of the investee	The estimated fair value would increase (decrease) if: - The revenue multiples (2017: EBITDA multiples) were higher (lower) - The investees’ revenue (2017: EBITDA) were higher (lower)
Other financial assets/ Financial liabilities
FX forward contracts	Level 2

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

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, were €46 million in 2018 (2017: €360 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2018	2017
01/01	742	722
Transfers
Into Level 3	0	0
Out of Level 3	–12	–100
Purchases	409	257
Sales	–143	–102
Gains/losses
Included in financial income, net in profit and loss	168	26
Included in available-for-sale financial assets in other comprehensive income	0	28
Included in exchange differences in other comprehensive income	38	–89
12/31	1,202	742
Change in unrealized gains/losses in profit and loss for equity investments held at the end of the reporting period	0	0

Transfers out of Level 3 are due to initial public offerings of the respective investee. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity securities held as FVTPL (2017: available-for-sale) as of the reporting date.

(F.3)              Adoption of IFRS 9

Effective January 1, 2018, we started to apply IFRS 9 ‘Financial Instruments’ using the exception from full retrospective application. IFRS 9 replaces the provisions of IAS 39 relating to the classification and measurement of financial instruments, the impairment of financial assets, and hedge accounting. The impact from a different classification of financial assets, the new impairment rules, and the different treatment of cost of hedging are recognized in retained earnings of the opening balance sheet on January 1, 2018. Comparative figures have not been restated but reflect the requirements of IAS 39.

Our new accounting policies are described in the specific notes covering financial instruments, see Notes (A.2), (D.4), (E.3), and (F.1).

The adoption of IFRS 9 resulted in an increase of opening retained earnings of €135 million (net of tax) as of January 1, 2018, which is mainly due to the following:

–         Implementation of the expected credit loss model for trade receivables and contract assets as well as investments into time deposits and debt investment, leading to a decrease of opening retained earnings by €31 million

–         Reclassification of amounts attributable to available-for-sale financial assets accumulated in other comprehensive income to opening retained earnings, leading to an increase of opening retained earnings by €157 million

The adoption of IFRS 9 resulted in a decrease of opening other comprehensive income of €160 million (net of tax) as of January 1, 2018, which is mainly due to the following:

–         Reclassification of amounts attributable to available-for-sale financial assets accumulated in other comprehensive income to opening retained earnings, leading to a decrease of opening other comprehensive income by € 157 million

The following table reconciles the carrying amounts and measurement categories of financial assets and liabilities under IAS 39 to the carrying amounts and measurement categories under IFRS 9 for each class of our financial assets and liabilities upon transition to IFRS 9 on January 1, 2018:

Reconciliation of Carrying Amounts and Measurement Categories Upon Transition to IFRS 9

€ millions	Carrying Amount IAS 39 12/31/2017					Transition to IFRS 9		Carrying Amount IFRS 9 01/01/2018
	L&R	AFS	HFT	AC	No Measurement Category IAS 39	Reclassification	Remeasurement	AC	FVTPL	No Measurement Category IFRS 9
Assets
Cash and cash equivalents
Cash at banks	2,558							2,558
Time deposits	314						–3	311
Money market and similar funds	1,139					0			1,139
Trade receivables	5,810				207		–25	5,785		207
Other financial assets
Debt securities		39				0		39
Equity securities		827				0			827
Time deposits	736						–3	733
Loans and other financial receivables	163							163
Derivative assets
Designated as hedging instrument
FX forward contracts					29					29
Interest rate swaps					24					24
Not designated as hedging instrument
FX forward contracts			41						41

Call options for share-based payments	90				90
Call option on equity shares	11				11
Liabilities
Trade payables		–952	–318	–952		–318
Financial liabilities
Non-derivative financial liabilities
Loans		–24		–24
Bonds		–5,147		–5,147
Private placements		–1,130		–1,130
Other non-derivative financial liabilities		–208		–208
Derivatives
Designated as hedging instrument
FX forward contracts			–1			–1
Interest rate swaps			–1			–1
Not designated as hedging instrument
FX forward contracts	–84				–84

The reclassification adjustments result from the following:

–           Reclassification from available-for-sale to FVTPL

▪              Equity securities in listed and unlisted entities classified as available-for-sale financial assets were classified as FVTPL on January 1, 2018. There is no difference between their carrying amounts based on IAS 39 compared to IFRS 9. However, as a result of the change in classification, we have reclassified amounts accumulated in Other components of equity attributable to these equity securities to our opening retained earnings for 2018.

–           Reclassification from available-for-sale to AC

▪              Debt securities consisting of bonds of mainly financial and non-financial corporations and municipalities were reclassified from available-for-sale financial assets to amortized cost on January 1, 2018, as the cash flows from these assets consist solely of payment of principal and interest and our business model is to hold to collect the contractual cash flows. As there was no material difference between the fair value and the amortized cost of these debt securities, there was no material impact on our opening retained earnings for 2018.

▪              There was no material difference between the fair value of the debt securities at December 31, 2018 and their amortized cost. Thus, the fair value loss we would have recognized in Other components of equity in 2018, had the debt securities not been reclassified to amortized cost, would not have been material.

–           Reclassification from AC to FVTPL

▪              Investments in money-market and similar funds were reclassified from amortized cost to FVTPL, as their contractual cash flows do not solely represent payments of principal and interest. As such funds have a stable net asset value, there was no difference between amortized cost and fair value and accordingly, no impact on our opening retained earnings for 2018.

The remeasurement adjustments result from the following:

–           Implementation of the expected credit loss model for trade receivables and contact assets

▪              The application of the simplified approach recording lifetime expected credit losses on our trade receivables and contract assets led to an increase of the loss allowance by €25 million with a corresponding impact on our opening retained earnings for 2018.

–           Implementation of the expected credit loss model for cash at banks, time deposits, and debt securities

▪              The application of the general impairment approach on cash at banks, time deposits, and debt securities led to an increase of our expected credit loss allowance by €6 million with a corresponding impact on our opening retained earnings for 2018.

▪              The following table reconciles the ending impairment allowance under IAS 39 to the opening expected credit loss allowance under IFRS 9:

Reconciliation of the Impairment to the Expected Credit Loss Allowance Upon Transition to IFRS 9

€ millions	Loss Allowance as at 12/31/2017 under IAS 39	Remeasurement	Loss Allowance as at 01/01/2018 under IFRS 9
Financial assets at amortized cost
Trade receivables and contract assets	74	25	99
Cash at banks, time deposits, debt securities and loans and other receivables	1	6	7

Section G – Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to the Executive Board, Supervisory Board, related party transactions, and other corporate governance topics.

(G.1)   Other Non-Financial Assets

Accounting Policy Prepaid expenses are recorded at historical cost in the amount of unexpired or unconsumed costs. They are charged to expense over the applicable period.

Prepaid Expenses and Other Tax Assets

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	305	131	436	264	123	387
Other tax assets	170	98	268	209	66	275
Total	475	229	704	472	189	662
Other non-financial assets	889	1,301	2,191	725	687	1,411
Prepaid expenses and other tax assets as % of other non-financial assets	53	18	32	65	28	47

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties. Other tax assets primarily consist of VAT.

(G.2)   Other Tax Liabilities

€ millions	2018			2017
	Current	Non-Current	Total	Current	Non-Current	Total
Other tax liabilities	540	0	540	568	0	568
Other non-financial liabilities	4,120	501	4,621	3,982	514	4,496
Other tax liabilities as % of other non-financial liabilities	13	0	12	14	0	13

(G.3)   Financial Commitments – Operating Leases

€ millions	2018	2017
Operating leases	1,442	1,459

Our operating leases relate primarily to the lease of office space, hardware, and vehicles, with remaining non-cancelable lease terms between less than one year and 50 years. On a limited scale, the operating lease contracts include escalation clauses (based, for example, on the consumer price index) and renewal options.

Our rental and operating lease expenses were €708 million, €532 million, and €458 million for the years 2018, 2017, and 2016, respectively.

Maturities

€ millions	12/31/2018
Operating Leases
Due 2019	351
Due 2020 to 2023	755
Due thereafter	336
Total	1,442

(G.4)   Other Litigation, Claims, and Legal Contingencies

This Note discloses information about intellectual property-related litigation and claims, tax-related litigation other than income tax-related litigation (see Note (C.5)), and anti-bribery and export control matters.

 Accounting Policies, Judgments, and Estimates

The policies outlined in Note (A.4) for customer-related provisions, which include provisions for customer-related litigation cases and claims, equally apply to our other litigation, claims, and legal contingencies disclosed in this Note.

The outcome of litigation and claims is intrinsically subject to considerable uncertainty. Management’s view of these matters may also change in the future. Actual outcomes of litigation and claims may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. Most of the lawsuits and claims are of a very individual nature and claims are either not quantified by the claimants or the claim amounts quantified are, based on historical evidence, not expected to be a good proxy for the expenditure that would be required to resolve the case concerned. The specifics of the jurisdictions where most of the claims are located further impair the predictability of the outcome of the cases. Therefore, it is not practicable to reliably estimate the financial effect that these lawsuits and claims would have if SAP were to incur expenditure for these cases.

Further, the expected timing of any resulting outflows of economic benefits from these lawsuits and claims is uncertain and not estimable, as it depends generally on the duration of the legal proceedings and settlement negotiations required to resolve them.

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us. The provisions recorded for these claims and lawsuits as at December 31, 2018, are neither individually nor in the aggregate material to SAP.

Among the claims and lawsuits disclosed in this Note are the following classes:

Intellectual Property-Related Litigation and Claims

Intellectual property-related litigation and claims are cases in which third parties have threatened or initiated litigation claiming that SAP violates one or more intellectual property rights that they possess. Such intellectual property rights may include patents, copyrights, and other similar rights.

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as at December 31, 2018 and 2017. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2018, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC in U.S. federal court in California. Teradata alleges that SAP misappropriated trade secrets of Teradata, infringed Teradata’s copyrights, and violated U.S. antitrust laws. Teradata seeks unspecified monetary damages and injunctive relief. Trial is not yet scheduled.

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

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we, like many other companies operating in Brazil, are involved in various proceedings with Brazilian tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €95 million (2017: €102 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For information about income tax-related litigation, see Note (C.5).

Anti-Bribery and Export Control Matters

SAP has received communications and whistleblower information alleging conduct that may violate anti-bribery laws in South Africa, the United States (including the U.S. Foreign Corrupt Practices Act (FCPA)), and other countries. The Legal Compliance and Integrity Office of SAP is conducting investigations with the assistance of an external law firm and voluntarily advised local authorities in South Africa as well as the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ). The investigations and dialogue with the local authorities and the U.S. SEC and U.S. DOJ are ongoing. SAP is cooperating with both the external law firm engaged for the investigations and the authorities.

The alleged conduct may result in monetary penalties or other sanctions under the FCPA and/or other anti-bribery laws. In addition, SAP’s ability to conduct business in certain jurisdictions could be negatively impacted. The comprehensive and exhaustive investigations and the corresponding remediation activities are still ongoing, and considering the complexity of individual factors and the large number of open questions, it is impossible at this point in time to assess the risks or financial impact.

SAP has implemented substantial enhancements to its anti-corruption compliance program, including additional policy changes and more robust internal controls. SAP has appointed new management in some business units and has increased its compliance staff. Moreover, SAP has banned the use of commissioned business development partners as well as certain sales commission agents in high-risk markets and has undertaken a systematic review of all relationships with state-owned entities and institutions in Africa. We remain fully committed to compliance with all U.S., German, EU, and South African laws, as well as the laws and regulations in every jurisdiction in which SAP operates.

Furthermore, we continue to investigate separate allegations regarding conduct that certain independent SAP partners violated SAP contractual terms and sold SAP products and services in embargoed countries. These SAP partners presumably did not adhere to SAP’s strict procedures for indirect business activities. To the extent any company independent from SAP chooses not to follow SAP’s licensing procedures, SAP is ultimately limited in its ability to stop their activities. SAP devotes considerable resources to prevent and mitigate such activities should they occur. We are also investigating allegations regarding direct sales from SAP to certain customers, who may have engaged in unauthorized activities in embargoed countries. The investigations are being conducted by SAP’s Legal Compliance and Integrity Office and SAP’s Export Controls Team, with the assistance of an external law firm and forensic advisors.

In this context, SAP voluntarily self-disclosed potential export controls and economic sanctions violations to the U.S. DOJ and the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) in September 2017. At the same time, SAP provided notification to the U.S. SEC and responded to an SEC comment letter on export restriction matters in October 2017. SAP has also provided disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) based on the same alleged facts. Finally, pursuant to Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, SAP has filed the required Iran Notice with the U.S. SEC. The alleged conduct may result in monetary penalties or other sanctions under U.S. sanctions and export control laws.

SAP has taken remedial actions to terminate access to SAP products and services for certain end users and block additional business activities with these end users through SAP or SAP partners. We have implemented further enhancements to our export control compliance program, including new internal controls, and have increased the capacity of the Export Control Compliance team with a particular focus on high-risk countries. SAP has also required additional due diligence, conducted by independent third-parties, for certain SAP partners based in high-risk regions. We are fully committed to compliance with all U.S., EU, and German laws regarding economic sanctions and export controls, including laws restricting the sale, export, and usage of SAP software and services in Iran and in other embargoed countries.

The comprehensive and exhaustive investigations and the corresponding remediation activities are ongoing, and considering the complexity of individual factors and the large number of open questions, it is impossible at this point in time to assess the risks.

For the reasons outlined above, it is impossible at this point in time to determine whether the potential anti-bribery law violations and the potential export restriction violations represent present obligations of SAP and, if so, to reliably estimate the amount of these obligations. As a consequence, no provisions have been recognized for these potential violations in our consolidated financial statements 2018. It is also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations.

(G.5)   Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2018

Bill McDermott

Chief Executive Officer

Strategy, Governance, Digital Government, Business Development, Corporate Development, Global Corporate Affairs, Corporate Audit and Global Marketing

Board of Directors, ANSYS, Inc., Canonsburg, PA, United States

Board of Directors, Under Armour, Inc., Baltimore, MD, United States

Board of Directors, Dell Secure Works, Atlanta, GA, United States

Robert Enslin

Cloud Business Group

SAP Business Network Segment (including SAP Concur, SAP Ariba, and SAP Fieldglass), Customer and Experience Management Segment (including Customer Experience and Qualtrics), Development and Delivery of SAP SuccessFactors (as part of the Applications, Technology & Services Segment)

Board of Directors, Discovery Limited, Johannesburg, South Africa
Board of Directors, Docker, Inc., San Francisco, CA, United States

Adaire Fox-Martin

Global Customer Operations (EMEA, MEE, and Greater China)
Global Sales, Regional Field Organizations, Line of Business Solutions Sales

Christian Klein (from January 1, 2018)

Chief Operating Officer
Intelligent Enterprise Group
Global Development and Delivery of SAP’s Core Applications, Global Business Operations, IT Services, Cloud Infrastructure

Michael Kleinemeier

SAP Digital Business Services (Co-Lead with Bernd Leukert)

Global Services Delivery, Regional Field Services

Supervisory Board, innogy SE, Essen, Germany
Board of Partners, E. Merck KG, Darmstadt, Germany (from January 27, 2019)

Bernd Leukert

SAP Digital Business Services (Co-Lead with Michael Kleinemeier)

Global Support Delivery, Global Innovation Services, Global Customer Success Group, Global User Groups, Digital Interconnect, SAP HANA Enterprise Cloud, Application Innovation Services, SAP Innovative Business Solutions, SAP Secrecy

Supervisory Board, DFKI (Deutsches Forschungszentrum für Künstliche Intelligenz GmbH), Kaiserslautern, Germany

Supervisory Board, Bertelsmann SE & Co. KGaA, Guetersloh, Germany

Supervisory Board TomTom N.V., Amsterdam, the Netherlands

Jennifer Morgan

Global Customer Operations (Americas and APJ)
Global Sales, Regional Field Organizations, Line of Business Solutions Sales

Board of Directors, Bank of New York Mellon, New York, NY, United States

Luka Mucic

Chief Financial Officer

Global Finance and Administration including Investor Relations and Data Protection & Privacy, Global Security

Jürgen Müller (from January 1, 2019)

Chief Innovation Officer

Technology & Innovation

Technology and Innovation Strategy, SAP HANA, SAP Cloud Platform, SAP Leonardo, SAP Analytics

Stefan Ries

Chief Human Resources Officer, Labor Relations Director

HR Strategy, Business Transformation, Leadership Development, Talent Development

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP on December 31, 2018

Prof. Dr. h.c. mult. Hasso Plattner 2), 4), 6), 7), 8)

Chairman

Margret Klein-Magar 1), 2), 4),

Deputy Chairperson

Vice President, Head of SAP Alumni Relations

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Pekka Ala-Pietilä 2), 4), 5), 6), 7)

Chairman of the Board of Directors, Huhtamäki Oyj,
Espoo, Finland

Chairman of the Board of Directors, Sanoma Corporation, Helsinki, Finland

Chairman of the Board of Directors, Netcompany A/S, Copenhagen, Denmark

Panagiotis Bissiritsas 1), 3), 4), 5)

Support Expert
Member of Works Council SAP SE

Martin Duffek 1), 3), 4), 8)

Product Manager

Aicha Evans 2), 4), 8)

Senior Vice President and Chief Strategy Officer, Intel Corporation, Santa Clara, CA, United States

Diane Greene (from May 17, 2018) 4)

Chief Executive Officer. Google Cloud, Google LLC, Mountain View, CA, United States (until January 28, 2019)

Board of Directors, Alphabet, Inc., Mountain View, CA, United States
Board of Directors, Stripe Inc., San Francisco, CA, United States (from January 31, 2019)

Andreas Hahn 1), 2), 4)

Product Expert, IoT Standards,

Member of Works Council SAP SE

Prof. Dr. Gesche Joost 4), 8)

Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin

Supervisory Board, Ottobock SE & Co. KGaA, Duderstadt, Germany

Supervisory Board, ING-DiBa AG, Frankfurt, Germany

Lars Lamadé 1), 2), 7), 8)

Head of Sponsorships Europe and Asia

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Bernard Liautaud 2), 4), 6)

Managing Partner Balderton Capital, London, United Kingdom

Board of Directors, nlyte Software Ltd., London, United Kingdom

Board of Directors, Wonga Group Ltd., London, United Kingdom (until September 6, 2018)

Board of Directors, SCYTL Secure Electronic Voting SA, Barcelona, Spain (until November 7, 2018)

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France

Board of Directors, Dashlane, Inc., New York, NY, United States

Board of Directors, Recorded Future, Inc., Cambridge, MA, United States

Board of Directors, eWise Group, Inc., Redwood City,
CA, United States

Board of Directors, Qubit Digital Ltd., London, United Kingdom

Board of Directors, Stanford University, Stanford,
CA, United States (until March 31, 2018)

Board of Directors, Aircall.io, New York City, NY, United States

Board of Directors, Virtuo Technologies, Paris, France
Board of Directors, The Hut Group, Manchester, United Kingdom
Board of Directors, Peakon Aps, Copenhagen, Denmark (from February 5, 2018)
Board of Directors, Tim Talent SAS, Paris, France (from February 6, 2018)
Board of Directors, Citymapper Ltd., London, United Kingdom

Gerhard Oswald (from January 1, 2019),

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Christine Regitz 1), 4), 8)

Vice President User Experience

Chief Product Expert

Dr. Friederike Rotsch (from May 17, 2018) 3), 5), 7)

Group General Counsel and Head of Group Legal & Compliance, Merck KGaA, Darmstadt, Germany

Dr. Erhard Schipporeit 3), 5), 7)

Independent Management Consultant

Supervisory Board, Talanx AG, Hanover, Germany

Supervisory Board, Deutsche Börse AG, Frankfurt am Main, Germany (until May 16, 2018)

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

Supervisory Board, RWE AG, Essen, Germany

Chairman of the Supervisory Board, innogy SE, Essen, Germany

Robert Schuschnig-Fowler 1), 5), 8)

Account Manager, Senior Support Consultant
Deputy Chairman of SAP SE Works Council Europe (until November 19, 2018)
Member of Works Council SAP SE

Dr. Sebastian Sick 1), 2), 5), 7)

Head of Company Law Unit, Hans Böckler Foundation, Duesseldorf, Germany

Pierre Thiollet 1), 4)

Webmaster (P&I)

Member of the SAP France Works Council

Secretary of CHSCT (Hygiene, Security and Work Conditions Committee)

Supervisory Board Members Who Left During 2018

Prof. Anja Feldmann (until December 31, 2018)

Prof. Dr. Wilhelm Haarmann (until May 17, 2018)
Prof. Dr.-Ing. Dr.-Ing. E. h. Klaus Wucherer (until May 17, 2018)

Information as at December 31, 2018

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

5) Member of the Company’s Finance and Investment Committee

6) Member of the Company’s Nomination Committee

7) Member of the Company’s Special Committee

8) Member of the Company’s People and Organization Committee

(G.6)   Executive and Supervisory Board Compensation

 Accounting Policy

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the restricted share units (RSUs) and performance share units (PSUs), respectively, issued to Executive Board members during the year under the LTI 2016 Plan, effective January 1, 2016.

In the table “Share-Based Payment for Executive Board Members”, the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for the years 2018, 2017, and 2016 was as follows:

Executive Board Compensation

€ thousands	2018	2017	2016
Short-term employee benefits	18,652	16,634	19,206
Share-based payment1)	23,646	25,723	23,942
Subtotal1)	42,298	42,357	43,148
Post-employment benefits	1,106	1,312	2,398
Thereof defined-benefit	250	423	1,792
Thereof defined-contribution	856	889	606
Total1)	43,404	43,669	45,546
1) Portion of total executive compensation allocated to the respective year

Share-Based Payment for Executive Board Members

	2018	2017	2016
Number of RSUs granted	118,072	117,929	147,041
Number of PSUs granted	177,106	176,886	220,561
Total expense in € thousands	8,054	19,068	14,233

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2018	2017	2016
DBO 12/31	3,441	3,191	10,739
Annual pension entitlement	192	148	470

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2018	2017	2016
Total compensation	3,702	3,663	3,652
Thereof fixed compensation	3,162	3,135	3,135
Thereof committee remuneration	540	528	517

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2018	2017	2016
Payments	2,054	1,997	1,667
DBO 12/31	38,374	39,993	33,935

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2018, 2017, or 2016.

(G.7)            Related Party Transactions Other Than Board Compensation

Certain Supervisory Board members of SAP SE currently hold, or held within the last year, positions of significant responsibility with other entities. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell products, assets, and services at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

Companies controlled by Hasso Plattner, chairman of our Supervisory Board and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, receiving sport sponsoring from SAP, making purchases of SAP products and services, and selling a piece of land to SAP.

Wilhelm Haarmann, member of the Supervisory Board until May 17, 2018, practices as a partner in the law firm Linklaters LLP in Frankfurt am Main, Germany. SAP occasionally purchased and purchases legal and similar services from Linklaters.

Occasionally, members of the Executive Board of SAP SE obtain services from SAP for which they pay a consideration consistent with those negotiated at arm’s length between unrelated parties.

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented.

In total, we sold products and services to companies controlled by members of the Supervisory Board in the amount of €37 million (2017: €2 million), we bought products and services from such companies in the amount of €3 million (2017: €5 million), and we provided sponsoring and other financial support to such companies in the amount of €4 million (2017: €4 million). Outstanding balances at year end from transactions with such companies were €3 million (2017: €0 million) for amounts owed to such companies and €28 million (2017: €0 million) for amounts owed by such companies. All of these balances are unsecured and interest-free and settlement is expected to occur in cash. Commitments (the longest of which is for five years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €191 million as at December 31, 2018 (2017: €21 million).

In total, we sold services to members of the Executive Board and the Supervisory Board in the amount of €0 million (2017: €0 million), and we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1 million (2017: €1 million). Amounts owed, but not yet paid, to Supervisory Board members from these transactions were €0 million as at December 31, 2018 (2017: €0 million). All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.6).

(G.8)            Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 17, 2018, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft as SAP’s independent auditor for 2018. KPMG AG Wirtschaftsprüfungsgesellschaft has been the company’s principal auditor since the fiscal year 2002. KPMG AG Wirtschaftsprüfungsgesellschaft and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2018 and the previous years:

€ millions			2018			2017			2016
	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total	KPMG AG (Germany)	Foreign KPMG Firms	Total
Audit fees	3	6	9	3	7	10	3	6	9
Audit-related fees	0	0	0	0	0	0	0	1	1
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	3	6	9	3	7	10	3	7	10

Audit fees are the aggregate fees charged by KPMG for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees.

(G.9)            Events After the Reporting Period

Business Combinations – Acquisition of Qualtrics

On January 23, 2019, we concluded the acquisition of Qualtrics, following satisfaction of applicable regulatory and other approvals.

Qualtrics is a leading provider of customer relationship management (CRM) solutions. By combining Qualtrics products and SAP products, we aim to deliver an end-to-end experience and operational management system to our customers.

We acquired 100% of the Qualtrics shares for approx. US$35 per share, representing consideration transferred in cash of approximately US$7.1 billion. In addition to the cash payments, SAP will also incur liabilities and post-closing expenses relating to assumed share-based payment awards amounting to approximately US$0.9 billion.

The financial effects of this transaction have not been recognized in the consolidated financial statements as at December 31, 2018. The operating results and assets and liabilities of Qualtrics will be reflected in our consolidated financial statements from January 23, 2019, onward.

Qualtrics Acquisition: Consideration Transferred (Provisional Amounts)

€ billions
Cash paid	6.2
Liabilities incurred	0.3
Total consideration transferred	6.5

The liabilities incurred (the amounts above are provisional as forfeiture rates and so on have not been finally determined) relate to the earned portion of unvested share-based payment awards. These liabilities were incurred by replacing, upon acquisition, equity-settled share-based payment awards held by employees of Qualtrics with cash-settled share-based payment awards, which are subject to forfeiture. The liabilities represent the portion of the replacement awards that relates to pre-

acquisition services provided by the acquiree’s employees, and were measured at the fair value determined under IFRS 2.

The following table summarizes the provisional values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Qualtrics, as at the acquisition date.

Qualtrics Acquisition: Provisional Amounts of Assets and Liabilities

€ billions
Cash and cash equivalents	0.1
Trade and other receivables	0.1
Property, plant, and equipment	0.1
Intangible assets	2.0
Thereof acquired technology	0.5
Thereof customer relationship and other intangibles	1.5
Total identifiable assets	2.3
Trade and other payables	0.1
Current and deferred tax liabilities	0.3
Contract liabilities/deferred income	0.1
Other liabilities	0.1
Total identifiable liabilities	0.6
Total identifiable net assets	1.7
Goodwill	4.8
Total consideration transferred	6.5

We have not yet completed the accounting for the Qualtrics acquisition. In particular, the fair values of the intangible assets and contract liabilities disclosed above have only been determined provisionally (with the provisional values of the intangibles being based on benchmarks), as the valuations have only just started. The tax related assets and liabilities presented above might also vary significantly, as deferred taxes from investments in subsidiaries, unused tax losses, and so on, could not be finally determined. It is also not yet possible to provide detailed information about each class of acquired receivables or contingent liabilities.

In general, the goodwill arising from the acquisitions consists largely of the synergies and the know-how and technical skills of the acquired businesses’ workforces.

Qualtrics goodwill is attributed to expected synergies from the acquisition, particularly in the following areas:

–        Cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization

–        Combining Qualtrics products and SAP products to deliver an end-to-end experience and operational management system to the customers

–        Improved profitability in Qualtrics sales and operations

The allocation of the goodwill resulting from the Qualtrics acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Qualtrics business combination. We have not yet completed the identification of those benefits.

Restructuring

As we intensify our focus on our key strategic growth areas, we will execute a company-wide restructuring program in 2019 to further simplify company structures and processes and to ensure that our organizational setup, skills set, and resource allocation continue to meet evolving customer demand. The main features of the restructuring plan were announced on January 29, 2019. Restructuring expenses are projected to be €800 million to €950 million.

(G.10)             Scope of Consolidation, Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2016	245
Additions	10
Disposals	–28
12/31/2017	227
Additions	59
Disposals	–21
12/31/2018	265

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers and liquidations of legal entities.

Subsidiaries

Major Subsidiaries

Name and Location of Company	Ownership	Total Revenue in 20181)	Profit/Loss (–) After Tax for 20181)	Total Equity as at 12/31/20181)	Number of Employees as at 12/31/20182)	Foot- note
	%	€ thousands	€ thousands	€ thousands
Ariba, Inc., Palo Alto, CA, United States	100.0	1,168,287	212,728	3,972,022	1,872
Callidus Software Inc., Dublin, CA, United States	100.0	175,789	–52,016	2,053,873	810	4)
Concur Technologies, Inc., Bellevue, WA, United States	100.0	1,545,720	1,787	7,340,513	3,569
LLC SAP CIS, Moscow, Russia	100.0	472,531	23,133	62,725	837
SAP (Schweiz) AG, Biel, Switzerland	100.0	822,547	68,029	84,935	767
SAP (UK) Limited, Feltham, United Kingdom	100.0	1,227,572	10,385	–47,515	1,794	10), 17)
SAP America, Inc., Newtown Square, PA, United States	100.0	5,363,074	–514,481	14,320,071	8,184
SAP Argentina S.A., Buenos Aires, Argentina	100.0	142,718	–25,540	–15,237	825	17)
SAP Asia Pte Ltd, Singapore, Singapore	100.0	458,919	–28,224	21,625	1,262	17)
SAP Australia Pty Ltd, Sydney, Australia	100.0	733,060	–18,774	42,366	1,322
SAP Brasil Ltda, São Paulo, Brazil	100.0	519,124	–33,903	–26,346	1,913
SAP Canada, Inc., Toronto, Canada	100.0	865,582	53,734	465,034	2,999
SAP China Co., Ltd., Shanghai, China	100.0	949,367	–67,883	–184,135	5,272	17)
SAP Deutschland SE & Co. KG, Walldorf, Germany	100.0	4,199,201	754,022	1,567,774	4,707	7), 9)
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	491,270	24,691	336,419	652
SAP France, Levallois Perret, France	100.0	1,051,242	156,005	1,606,922	1,564
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	112,448	1,775	21,073	956
SAP India Private Limited, Bangalore, India	100.0	621,942	72,674	344,218	2,028
SAP Industries, Inc., Newtown Square, PA, United States	100.0	638,394	118,321	691,709	338
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100.0	563,346	39,332	427,184	710
SAP Japan Co., Ltd., Tokyo, Japan	100.0	980,832	82,902	192,939	1,210
SAP Labs India Private Limited, Bangalore, India	100.0	477,630	40,051	132,888	8,282
SAP Labs, LLC, Palo Alto, CA, United States	100.0	604,460	124,246	484,511	2,189
SAP México S.A. de C.V., Mexico City, Mexico	100.0	386,079	10,984	20,172	869	17)
SAP National Security Services, Inc., Newtown Square, PA, United States	100.0	552,326	130,945	426,052	448
SAP Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	613,282	52,886	145,553	611	11)
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	180,364	15,930	65,128	1,628
SuccessFactors, Inc., South San Francisco, CA, United States	100.0	867,910	203,903	3,609,046	999

Other Subsidiaries 3)

Name and Location of Company	Owner-ship	Foot- note
	%
“SAP Kazakhstan” LLP, Almaty, Kazakhstan	100.0
110405, Inc., Newtown Square, PA, United States	100.0
Abakus Europe Limited, London, United Kingdom	100.0	10)
Abakus Ukraine Limited Liability Company, Kiev, Ukraine	100.0
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100.0
Apex Expert Solutions LLC, Arlington, VA, United States	100.0	4)
Ariba Czech s.r.o., Prague, Czech Republic	100.0
Ariba India Private Limited, Gurgaon, India	100.0
Ariba International Holdings, Inc., Wilmington, DE, United States	100.0
Ariba International Singapore Pte Ltd, Singapore, Singapore	100.0
Ariba International, Inc., Wilmington, DE, United States	100.0
Ariba Slovak Republic, s.r.o., Košice, Slovakia	100.0
Ariba Software Technology Services (Shanghai) Co., Ltd., Shanghai, China	100.0
Ariba Technologies India Private Limited, Bangalore, India	100.0
Ariba Technologies Netherlands B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
Beijing Zhang Zhong Hu Dong Information Technology Co., Ltd., Beijing, China	0	5)
b-process, Paris, France	100.0	14)
Business Objects Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
Business Objects Option LLC, Wilmington, DE, United States	100.0
Business Objects Software Limited, Dublin, Ireland	100.0
Callidus Software (Canada) Inc., Toronto, Canada	100.0	4)
Callidus Software (Singapore) Pte. Ltd., Singapore, Singapore	100.0	4)
Callidus Software GmbH, Munich, Germany	100.0	4), 8), 9)
Callidus Software Hong Kong Ltd., Hong Kong, China	100.0	4)
Callidus Software Ltd., London, United Kingdom	100.0	4), 10)
Callidus Software Pty. Ltd., Sydney, Australia	100.0	4)
CallidusCloud (India) Pvt. Ltd., Hyderabad, India	100.0	4)
CallidusCloud (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100.0	4)
CallidusCloud Holdings Pty. Ltd., Sydney, Australia	100.0	4)
CallidusCloud K.K., Tokyo, Japan	100.0	4)

Name and Location of Company	Owner-ship	Foot- note
	%
CallidusCloud Mexico, S. de R.L. de C.V., Mexico City, Mexico	100.0	4)
CallidusCloud Netherlands B.V., Rotterdam, the Netherlands	100.0	4), 11)
CallidusCloud New Zealand Corp., Auckland, New Zealand	100.0	4)
CallidusCloud Pty. Ltd., Sydney, Australia	100.0	4)
Christie Partners Holding C.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
C-Learning Pty. Ltd., Sydney, Australia	100.0	4)
ClearTrip Inc. (Mauritius), Ebene, Mauritius	57.0
ClearTrip Inc., George Town, Cayman Islands	57.0
Cleartrip MEA FZ LLC, Dubai, United Arab Emirates	57.0
Cleartrip Packages and Tours Private Limited, Mumbai, India	57.0	4)
ClearTrip Private Limited, Mumbai, India	57.0
Clicktools Limited, Dorset, United Kingdom	100.0	4), 10)
CNQR Operations Mexico S. de. R.L. de. C.V., San Pedro Garza Garcia, Mexico	100.0
Concur (Austria) GmbH, Vienna, Austria	100.0
Concur (Canada), Inc., Toronto, Canada	100.0
Concur (France) SAS, Paris, France	100.0
Concur (Germany) GmbH, Frankfurt am Main, Germany	100.0	8), 9)
Concur (Japan) Ltd., Tokyo, Japan	73.8
Concur (New Zealand) Limited, Wellington, New Zealand	100.0	15)
Concur (Philippines) Inc., Makati City, Philippines	100.0
Concur (Switzerland) GmbH, Zurich, Switzerland	100.0	13)
Concur Czech (s.r.o.), Prague, Czech Republic	100.0
Concur Holdings (France) SAS, Paris, France	100.0
Concur Holdings (Netherlands) B.V., Amsterdam, the Netherlands	100.0	11)
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100.0
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100.0
Concur Technologies (India) Private Limited, Bangalore, India	100.0
Concur Technologies (Singapore) Pte Ltd, Singapore, Singapore	100.0	17)
Concur Technologies (UK) Limited, London, United Kingdom	100.0	10)
Contextor SAS, Orsay, France	100.0	4)
ConTgo Consulting Limited, London, United Kingdom	100.0	10)
ConTgo Limited, London, United Kingdom	100.0	10)
ConTgo Pty. Ltd., Sydney, Australia	100.0
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	12)

Name and Location of Company	Owner-ship	Foot- note
	%
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0	12)
Crystal Decisions UK Limited, London, United Kingdom	100.0	10)
Datahug Limited, Dublin, Ireland	100.0	4)
Dorset Acquisition Corp., Dublin, CA, United States	100.0	4)
Ebreez Egypt LLC, Cairo, Egypt	57.0	4)
EssCubed Procurement Pty. Ltd., Johannesburg, South Africa	100.0
Extended Systems, Inc., San Ramon, CA, United States	100.0
Fieldglass Europe Limited, London, United Kingdom	100.0	10)
Financial Fusion, Inc., San Ramon, CA, United States	100.0
Flyin Holding Limited, Dubai, United Arab Emirates	57.0	4)
Flyin Travel and Tourism Private Limited, Hyderabad, India	57.0	4)
Flyin Travel Limited, Limassol, Cyprus	57.0	4)
Flyin Travel S.A.E, Cairo, Egypt	57.0	4)
FreeMarkets Ltda., São Paulo, Brazil	100.0
Gigya Australia Pty Ltd, Syndey, Australia	100.0
Gigya UK Ltd, London, United Kingdom	100.0	10)
GlobalExpense Limited, London, United Kingdom	100.0	10)
Hipmunk, Inc., San Francisco, CA, United States	100.0
hybris (US) Corp., Wilmington, DE, United States	100.0
hybris GmbH, Munich, Germany	100.0	8), 9)
Inxight Federal Systems Group, Inc., Wilmington, DE, United States	100.0
LeadFormix, Inc., Dublin, CA, United States	100.0	4)
Learning Heroes Ltd., Cheshire, United Kingdom	100.0	4), 10)
Learning Seat Borrowings Pty. Ltd., Sydney, Australia	100.0	4)
Learning Seat Group Pty. Ltd., Sydney, Australia	100.0	4)
Learning Seat Holdings Pty. Ltd., Sydney, Australia	100.0	4)
Learning Seat Pty. Ltd., Sydney, Australia	100.0	4)
LLC “SAP Labs”, Moscow, Russia	100.0
LLC “SAP Ukraine”, Kiev, Ukraine	100.0	17)
Merlin Systems Oy, Espoo, Finland	100.0
Nihon Ariba K.K., Tokyo, Japan	100.0
Noteshark, LLC, Chantilly, VA, United States	51.0	4)
OrientDB Limited, London, United Kingdom	100.0	4), 10)
Outerjoin, Inc., Dublin, CA, United States	100.0	4)
OutlookSoft Deutschland GmbH, Walldorf, Germany	100.0
Plat.One Inc., Palo Alto, CA, United States	100.0
Plat.One Lab Srl, Bogliasco, Italy	100.0
Plateau Systems LLC, South San Francisco, CA, United States	100.0

Name and Location of Company	Owner-ship	Foot- note
	%
PT SAP Indonesia, Jakarta, Indonesia	99.0
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100.0
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0
Quadrem International Ltd., Hamilton, Bermuda	100.0
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	11)
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0	11)
Quadrem Peru S.A.C., Lima, Peru	100.0
RevSym Inc., Dublin, CA, United States	100.0	4)
RevSym Software India Private Limited, Bangalore, India	100.0	4)
Ruan Lian Technologies (Beijing) Co., Ltd., Beijing, China	100.0
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0
SAP Andina y de.Caribe VE, Caracas, Venezuela	100.0	17)
SAP AZ LLC, Baku, Azerbaijan	100.0
SAP Belgium NV/SA, Brussels, Belgium	100.0
SAP Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Business Compliance Services GmbH, Siegen, Germany	100.0
SAP Business Services Center Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
SAP Chile Limitada, Santiago, Chile	100.0	17)
SAP China Holding Co., Ltd., Beijing, China	100.0
SAP Colombia S.A.S., Bogotá, Colombia	100.0	17)
SAP Commercial Services Ltd., Valletta, Malta	100.0	17)
SAP Costa Rica, S.A., San José, Costa Rica	100.0	17)
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0
SAP Cyprus Limited, Nicosia, Cyprus	100.0
SAP d.o.o., Zagreb, Croatia	100.0
SAP Danmark A/S, Copenhagen, Denmark	100.0
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP East Africa Limited, Nairobi, Kenya	100.0	17)
SAP Egypt LLC, Cairo, Egypt	100.0	17)
SAP EMEA Inside Sales S.L., Madrid, Spain	100.0
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP Estonia OÜ, Tallinn, Estonia	100.0
SAP Financial, Inc., Toronto, Canada	100.0
SAP Finland Oy, Espoo, Finland	100.0
SAP Foreign Holdings GmbH, Walldorf, Germany	100.0

Name and Location of Company	Owner-ship	Foot- note
	%
SAP France Holding, Levallois Perret, France	100.0
SAP Global Marketing, Inc., New York, NY, United States	100.0
SAP Hellas S.A., Athens, Greece	100.0
SAP Hong Kong Co., Ltd., Hong Kong, China	100.0	17)
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100.0	8), 9)
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0
SAP International Panama, S.A., Panama City, Panama	100.0
SAP International, Inc., Miami, FL, United States	100.0
SAP Investments, Inc., Wilmington, DE, United States	100.0
SAP Ireland Limited, Dublin, Ireland	100.0	12)
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100.0
SAP Israel Ltd., Ra’anana, Israel	100.0	17)
SAP Korea Ltd., Seoul, South Korea	100.0
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Labs Finland Oy, Espoo, Finland	100.0
SAP Labs France SAS, Mougins, France	100.0
SAP Labs Israel Ltd., Ra’anana, Israel	100.0
SAP Labs Korea, Inc., Seoul, South Korea	100.0
SAP Latvia SIA, Riga, Latvia	100.0
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0
SAP Malta Investments Ltd., Valletta, Malta	100.0	17)
SAP MENA FZ L.L.C., Dubai, United Arab Emirates	100.0
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49.0	5), 17)
SAP Nederland Holding B.V., ‘s-Hertogenbosch, the Netherlands	100.0	11)
SAP New Zealand Limited, Auckland, New Zealand	100.0
SAP Norge AS, Lysaker, Norway	100.0
SAP North West Africa Ltd, Casablanca, Morocco	100.0
SAP Österreich GmbH, Vienna, Austria	100.0
SAP Perú S.A.C., Lima, Peru	100.0	17)
SAP Philippines, Inc., Makati, Philippines	100.0
SAP Polska Sp. z o.o., Warsaw, Poland	100.0
SAP Portals Europe GmbH, Walldorf, Germany	100.0
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Portals Israel Ltd., Ra’anana, Israel	100.0
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Public Services, Inc., Washington, DC, United States	100.0

Name and Location of Company	Owner-ship	Foot- note
	%
SAP Puerto Rico GmbH, Walldorf, Germany	100.0	8), 9), 17)
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf, Germany	100.0
SAP Romania SRL, Bucharest, Romania	100.0
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0	17)
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP Services s.r.o., Prague, Czech Republic	100.0
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0
SAP Software and Services LLC, Doha, Qatar	49.0	5), 17)
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0	17)
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100.0
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100.0
SAP Taiwan Co., Ltd., Taipei, Taiwan	100.0	17)
SAP Technologies Inc., Palo Alto, CA, United States	100.0
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100.0
SAP UAB, Vilnius, Lithuania	100.0
SAP Ventures Investment GmbH, Walldorf, Germany	100.0	8), 9)
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100.0
SAP West Balkans d.o.o., Belgrade, Serbia	100.0
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	8), 9)
SAP.io Fund, L.P., San Francisco, CA, United States	0	6)
Sapphire Fund Investments II, L.P., Palo Alto, CA, United Stated	0	4), 6)
Sapphire Fund Investments III, L.P., Palo Alto, CA, United States	0	4), 6)
Sapphire SAP HANA Fund of Funds, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund I, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund II, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund III, L.P., Palo Alto, CA, United States	0	6)
Sapphire Ventures Fund IV, L.P., Palo Alto, CA, United States	0	4), 6)

Name and Location of Company	Owner-ship	Foot- note
	%
SAPV (Mauritius), Ebene, Mauritius	0	6)
Saudi Ebreez Company for Electronic Services LLC , Riyadh, Kingdom of Saudi Arabia	57.0	4)
SFI II Blocker, LLC, Palo Alto, CA, United States	0	4), 6)
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0
SuccessFactors Asia Pacific Limited, Hong Kong, China	100.0
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0
Sybase 365 Ltd., Tortola, British Virgin Islands	100.0
Sybase 365, LLC, San Ramon, CA, United States	100.0
Sybase Angola, LDA, Luanda, Angola	100.0	16)
Sybase Iberia S.L., Madrid, Spain	100.0
Sybase India Ltd., Mumbai, India	100.0
Sybase International Holdings Corporation, LLC, San Ramon, CA, United States	100.0
Sybase Philippines, Inc., Makati City, Philippines	100.0
Sybase Software (India) Private Ltd., Mumbai, India	100.0
Sybase, Inc., San Ramon, CA, United States	100.0
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	70.0	17)
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100.0	17)
Technology Management Associates Inc., Herndon, VA, United States	100.0	4)
TomorrowNow, Inc., Bryan, TX, United States	100.0
TRX Europe Limited, London, United Kingdom	100.0	10)
TRX Luxembourg, S.a.r.l., Luxembourg City, Luxembourg	100.0
TRX Technologies India Private Limited, Raman Nagar, India	100.0
TRX UK Limited, London, United Kingdom	100.0	10)
TRX, Inc., Bellevue, WA, United States	100.0
Volume Integration, Inc., VA, United States	100.0
Webcom d.o.o., Belgrade, Serbia	100.0	4)
Webcom, Inc., Dublin, CA, United States	100.0	4)

1) These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2) As at December 31, 2018, including managing directors, in FTE.

3) Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

4) Consolidated for the first time in 2018.

5) Agreements with the other shareholders provide that SAP SE fully controls the entity.

6) SAP SE has the following structured entities: SAP.io Fund, L.P, Sapphire Fund Investments II, L.P., Sapphire Fund Investments III, L.P., Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P., Sapphire Ventures Fund II, L.P., Sapphire Ventures Fund III, L.P, Sapphire Ventures Fund IV, L.P., SAPV (Mauritius), and SFI II Blocker, LLC. The results of operations of these entities are included in SAP’s consolidated financial statements in accordance with IFRS 10 (Consolidated Financial Statements).

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

10) Pursuant to sections 479A to 479C of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2018, or in respect of its financial year ended September 30, 2018, respectively.

11) Pursuant to article 2:403 of the Dutch Civil Code, the entity is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare the financial statements, the requirement of independent audit, and the requirement of public disclosure, on the basis that SAP SE has provided a guarantee of the entity’s liabilities in respect of its financial year ended December 31, 2018, or in respect of its financial year ended September 30, 2018, respectively.

12) Pursuant to Irish Companies Act 2014, chapter 16 of Part 6, section 365, the entity is exempt from having its financial statements audited on the grounds that the entity is entitled to the benefits from a dormant entity exemption in respect of its financial year ended December 31, 2018.

13) Pursuant to article 727a, paragraph 2 of the Swiss Code of Obligations, the entity is exempt from having its financial statements audited in respect of its financial year ended December 31, 2018, or in respect of its financial year ended September 30, 2018, respectively.

14) The entity is exempt of preparation and audit of its financial statements on the grounds of article L-123-12 of the French commercial code as the entity changed its financial year closing date to June 30, 2019 instead of December 31, 2018. The obligation to prepare and audit the financial statements is due only at the closing date of the financial year which is usually 12 months, but can be shorter or longer when the entity changes its closing date.

15) Pursuant to section 211 (3) of the New Zealand Companies Act 1993 and section 45 (2) of the Financial Reporting Act 2013, the entity had approved exclusions and is not required to lodge audited financial statements in respect of its financial year ended September 30, 2018.

16) Pursuant to Angola Tax Law and Presidential Decree no. 147/13 of October 1, 2013, the entity does not qualified as being a Large Taxpayer and therefore is exempt from having its financial statements audited in respect of its financial year ended December 31, 2018.

17) Entity with support letter issued by SAP SE.

Other Equity Investments

Name and Location of Company	Owner- ship
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28.30
Convercent, Inc., Denver, CO, United States	37.32
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00
Visage Mobile, Inc., Milwaukee, WI, United States	4.50
Yapta, Inc., Seattle, WA, United States	45.71

Name and Location of Company
Equity Investments with Ownership of at Least 5%
83North IV, L.P., Hertzalia, Israel
Alation, Inc., Redwood City, CA, United States
Alchemist Accelerator Fund I LLC, San Francisco, CA, United States
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
AP Opportunity Fund, LLC, Menlo Park, CA, United States
Auth0, Inc., Bellevue, WA, United States
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
Catchpoint Systems, Inc., New York, NY, United States
Char Software, Inc., Boston, MA, United States
Contentful GmbH, Berlin, Germany
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
Culture Amp, Inc., San Francisco, CA, United States
Data Collective II L.P., San Francisco, CA, United States
Data Collective III L.P., San Francisco, CA, United States
Data Collective IV, L.P., San Francisco, CA, United States
DataRobot, Inc., Boston, MA, United States
Dharma Platform, Inc., Washington DC, United States
Digital Hub Rhein-Neckar GmbH, Ludwigshafen, Germany
EIT ICT Labs Germany GmbH, Berlin, Germany
FeedZai S.A., Lisbon, Portugal
Felix Ventures II, L.P., London, United Kingdom
Follow Analytics, Inc., San Francisco, CA, United States
GK Software AG, Schöneck, Germany

Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands
IDG Ventures USA III, L.P., San Francisco, CA, United States
IEX Group, Inc., New York, NY, United States
InfluxData, Inc., San Francisco, CA, United States
InnovationLab GmbH, Heidelberg, Germany
innoWerft Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
JFrog, Ltd., Netanya, Israel
Jibe, Inc., New York, NY, United States
Kaltura, Inc., New York, NY, United States
Kavacha TopCo LLC, New York, NY, United States
Landlog Limited, Tokyo, Japan
LeanData, Inc., Sunnyvale, CA, United States
Livongo Health, Inc., Mountain View, CA, United States
Local Globe VII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VIII, L.P., St. Peter Port, Guernsey, Channel Islands
Looker Data Sciences, Inc., Santa Cruz, CA, United States
Matillion Ltd., Altrincham, United Kingdom
Mosaic Ventures I, L.P., London , United Kingdom
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
Pendo.io, Inc., Raleigh, NC, United States
Pheonix Labs Canada, ULC, Burnaby, BC, Canada
Point Nine Annex GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund III GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund IV GmbH & Co. KG, Berlin, Germany
Portworx Inc., Los Altos, CA , United States
Post for Systems, Cairo, Egypt
Project 44, Inc., Chicago, IL, United States
PubNub, Inc., San Francisco, CA, United States
Punchh, Inc., San Mateo, CA, United States
Realize Corporation, Tokyo, Japan
Reltio, Inc., Redwood Shores, CA, United States

Return Path, Inc., New York, NY, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
Rome2rio Pty. Ltd., Richmond, Australia
Scryer, Inc., New York, NY, United States
Scytl, S.A., Barcelona, Spain
Smart City Planning, Inc., Tokyo, Japan
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
The SaaStr Fund, L.P., Palo Alto, CA, United States
Upfront V, L.P., Santa Monica, CA, United States
Wandera, Inc., San Francisco, CA, United States