Form 20-F
period 2020-12-31
SAP SE
filed 2021-03-04
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2020)**

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

**   Including 48,924,892 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2020, which was US$1.223 per €1.00. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. On February 12, 2021, the Noon Buying Rate for converting euro to dollars was US$1.2126 per €1.00.

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

SAP, ABAP, Adaptive Server, Advantage Database Server, Afaria, Business ByDesign, BusinessObjects, ByDesign, Crystal Reports, ExpenseIt, PartnerEdge, PowerBuilder, PowerDesigner, Quadrem, Qualtrics, R/3, Replication Server, SAP Ariba, SAP BusinessObjects Explorer, SAP Business Workflow, SAP BW.4HANA, SAP C/4HANA, SAP Concur, SAP EarlyWatch, SAP Fieldglass, SAP Fiori, SAP HANA, SAP Jam, SAP Leonardo, SAP Lumira, SAP NetWeaver, SAP S/4HANA, SAP SuccessFactors, SAP Vora, SAPPHIRE, SAPPHIRE NOW, SQL Anywhere, The Best Run SAP, TripIt, TripLink, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

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

Forward-Looking Statements

This report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks. A broad range of uncertainties and risks, many of which are beyond our control, could cause our actual results and performance to differ materially from any projections expressed in or implied by our forward-looking statements. The uncertainties and risks include, but are not limited to:

-

Cybersecurity and Security: A cybersecurity attack or breach, or cybersecurity vulnerabilities in our products, infrastructure, or services, or economic espionage could result in significant legal and financial exposure

-      COVID-19 Pandemic: A novel strain of coronavirus (COVID-19) was first identified in Wuhan, China in December 2019, and spread across the globe, subsequently being classified as a pandemic by the World Health Organization (WHO). While surfacing in almost all regions around the world, this outbreak prompted governments and businesses to introduce preventative measures intended to contain or mitigate further spreading, negatively impacting the global economy with immediate and prolonged effect.

-      Cloud Operations: We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings and portfolio presentation, and related infrastructure against disruption or poor performance.

-      Ethical Behavior: Our global business exposes us to risks related to unethical behavior and non-compliance with policies by employees, other individuals, partners, or entities associated with SAP.

-

Global Economic and Political Environment: Uncertainty in the global economy, financial markets, and social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions in our business.

-

International Laws and Regulations: Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements.

-      Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to adequately meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers.

-      Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to adequately protect or enforce our own intellectual property, may result in adverse outcomes.

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

In 2020, we used the following key measures to manage our operating financial performance:

Cloud revenue (non-IFRS): This revenue driver comprises the main revenues of our fast-growing cloud business. Revenue from cloud is derived from fees earned from providing customers with any of the following:

–	Software as a service (SaaS)
–	Platform as a service (PaaS)
–	Infrastructure as a service (IaaS)
–	Premium cloud support beyond regular support embedded in cloud offerings

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

Current cloud backlog (CCB): We use current cloud backlog, both in actual and at constant currencies, to manage our operating financial performance. The CCB measures our overall go-to-market success in the committed cloud business. The CCB is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For our committed cloud business, we believe the CCB is a valuable indicator of go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

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

Measures to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS) (IFRS and non-IFRS): EPS measures our overall performance because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax allocable to each SAP share outstanding. EPS is influenced not only by our operating and nonoperating business and income taxes but also by the number of shares outstanding.

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

Measures to Manage Our Non-Financial Performance

In 2020, we used the following key measures to manage our non-financial performance in the areas of customer loyalty, employee engagement, leadership trust, and carbon emissions:

Customer Net Promoter Score (Customer NPS): The annual assessment of customer loyalty is based on a survey that includes the Net Promoter Score (NPS) metric. The Customer NPS score is calculated based on the NPS Likelihood to Recommend question with its proprietary scoring, identified on a scale of 0–10. We introduced this measure in 2012, as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0–6. The method ignores “passives,” that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the Customer NPS methodology.

Employee Engagement Index: We use this index to measure the motivation and loyalty of our employees, how proud they are of our company, and how strongly they identify with SAP. The index is derived from our global employee survey program. Applying this measure is recognition that our growth strategy depends on engaged employees.

Leadership Trust Score: We use this score to further enhance accountability and to measure our collective effort to foster a work environment based on trust. It is derived from a question in our global employee survey program that gauges employees’ trust in our leaders. We measure leadership trust by using the same NPS methodology that we use to compute the Customer NPS.

Starting in 2021, we will determine the Employee Engagement Index and the Leadership Trust Score as the average of the scores retrieved in each of the surveys we run within a fiscal year. Adopting the Experience Management (XM) philosophy of Qualtrics, we changed our engagement survey concept to a continuous listening approach that includes multiple data collections throughout the year. This new average score will provide a more valid evaluation of the full-year engagement level of our employees.

Carbon emissions: We use carbon emissions to manage our non-financial performance. It is used as a metric to strengthen our ambitious short-term and long-term carbon reduction targets. We measure our net carbon emissions according to the Greenhouse Gas (GHG) Protocol. The net carbon emissions are calculated by deducting emission savings such as self-produced renewable energy, renewable energy certificates, and carbon offsets from our gross carbon emissions.

Value-Based Management

Our holistic view of the performance measures described above, together with our associated analyses, comprises the information we use for value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision-makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our short-term and mid-term planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level. In a first step, the resulting financial plan is broken down into (i) our deployment models “On Premise,” “Software as a Service/Platform as a Service,” “Infrastructure as a Service,” and “Intelligent Spend Management”; and (ii) functions such as development, sales, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the areas of functional responsibility of the individual members of the Executive Board (“Board area”). If a Board area represents not only a functional department but also has a responsibility for operating segments within this Board area, the allocation is done at the lower segment level. Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets, and to reflect endogenous and exogenous factors. Such budget adjustments, as well as the assessment of the Executive Board’s performance, are handled at the Board area level if the Board area is part of a segment, or at the segment level if the Board area comprises several segments. It is then the individual Executive Board member’s responsibility to break down the allocated budget adjustments within the segment budget boundary. Based on an integrated portfolio process running in parallel to the budgeting process, we ensure aligned investment behavior across Board areas with regards to specific solutions or solution areas. In a final step, customer-facing revenue targets and cost-of-sales and marketing targets are broken down into sales regions.

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

-

The variable components of our Executive Board members’ and employees’ remuneration are based on revenue (non-IFRS), operating profit (non-IFRS), operating margin (non-IFRS), as well as current cloud backlog (CCB) measures rather than the respective IFRS measures.

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

Operating Expense (Non-IFRS)

Operating expense numbers that are identified as operating expenses (non-IFRS) have been adjusted by excluding the following expenses:

-      Acquisition-related charges

■	Amortization expense/impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development) as well as sale/disposal gains and losses for these intangibles
■	Settlements of preexisting business relationships in connection with a business combination
■	Acquisition-related third-party expenses

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

Constant Currencies Information

We believe it is important for investors to have information that provides insight into the development of our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currencies measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency measures on revenue backlog use the closing exchange rate from the previous year's corresponding key date instead of the average exchange rate.

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance.

€ millions	2020	2019	∆ in%
Net cash flows from operating activities	7,194	3,496	>100%
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	-816	-817	0
Payments of lease liabilities	-378	-403	-6
Free cash flow	6,000	2,276	164

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

-      Our revenue (non-IFRS), expense (non-IFRS), and profit (non-IFRS) measures, along with the “current cloud backlog (CCB)” measure (see above), provide investors with insight into management’s decision-making because management uses these measures to run our business and make financial, strategic, and operating decisions. We include the revenue adjustments outlined above and exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to facilitate comparisons of SAP’s operating performance from period to period.

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

Limitations of Non-IFRS Measures

Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost, but not limited, for the following reasons:

■	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.
■	While we adjust for the fair value accounting of the acquired entities’ recurring revenue contracts, we do not adjust for the fair value accounting of deferred compensation items that result from commissions paid to the acquired company’s sales force and third parties for closing the respective customer contracts.
■	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.

■	The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP enter into material business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP perform restructurings in the future.
■	The revenue adjustment for the fair value accounting of the acquired entities’ contracts and the expense adjustment for acquisition-related charges do not arise from a common conceptual basis. This is because the revenue adjustment aims to improve the comparability of the initial post-acquisition period with future post-acquisition periods, while the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers, as these combine our revenue (non-IFRS) and expenses (non-IFRS) despite the absence of a common conceptual basis.
■	Our restructuring charges resulted in significant cash outflows in the past and could do so in the future. The same applies to our share-based payment expense because most of our share-based payments are settled in cash rather than shares.
■	The valuation of our cash-settled share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans.
■	In the past, we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring, although the amounts usually change from period to period.

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

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years 2020 and 2019

€ millions, unless otherwise stated	2020					2019
	IFRS	Adj.	Non-IFRS	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS
				Impact	Constant
					Currency
Revenue measures
Cloud	8,080	5	8,085	155	8,241	6,933	81	7,013
Software licenses	3,642	0	3,642	128	3,770	4,533	0	4,533
Software support	11,506	0	11,506	206	11,712	11,547	0	11,548
Software licenses and support	15,148	0	15,148	334	15,482	16,080	0	16,080
Cloud and software	23,228	5	23,233	490	23,722	23,012	81	23,093
Services	4,110	0	4,110	65	4,174	4,541	0	4,541
Total revenue	27,338	5	27,343	554	27,897	27,553	81	27,634

Operating expense measures
Cost of cloud	-2,699	248	-2,451			-2,534	305	-2,228
Cost of software licenses and support	-2,008	97	-1,911			-2,159	141	-2,018
Cost of cloud and software	-4,707	345	-4,362			-4,692	446	-4,247
Cost of services	-3,178	178	-3,000			-3,662	254	-3,408
Total cost of revenue	-7,886	523	-7,362			-8,355	700	-7,655
Gross profit	19,453	528	19,981			19,199	781	19,979
Research and development	-4,454	303	-4,151			-4,292	438	-3,854
Sales and marketing	-7,106	735	-6,371			-7,693	909	-6,784
General and administration	-1,356	166	-1,190			-1,629	477	-1,152
Restructuring	3	-3	0			-1,130	1,130	0
Other operating income/expense, net	84	-66	18			18	0	18
Total operating expenses	-20,715	1,659	-19,056	-338	-19,394	-23,081	3,654	-19,426

Profit numbers
Operating profit	6,623	1,664	8,287	216	8,503	4,473	3,735	8,208
Other non-operating income/expense, net	-179	0	-179			-74	0	-74
Finance income	1,473	0	1,473			787	0	787
Finance costs	-697	0	-697			-589	0	-589
Financial income, net	776	0	776			198	0	198
Profit before tax	7,220	1,664	8,884			4,596	3,735	8,331
Income tax expense	-1,938	-413	-2,350			-1,226	-954	-2,180
Profit after tax	5,283	1,251	6,534			3,370	2,781	6,152
Attributable to owners of parent	5,145	1,251	6,396			3,321	2,781	6,102
Attributable to non-controlling interests	138	0	138			50	0	50

Key ratios
Operating margin (in %)	24.2		30.3		30.5	16.2		29.7
Effective tax rate (in %)	26.8		26.5			26.7		26.2
Earnings per share, basic (in €)	4.35		5.41			2.78		5.11

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Non-IFRS Adjustments by Functional Areas

€ millions	2020					2019
	IFRS	Acquisition-	SBP [1]	Restructuring	Non-IFRS	IFRS	Acquisition-	SBP [1]	Restructuring	Non-IFRS
		Related					Related
Cost of cloud	-2,699	208	40	0	-2,451	-2,534	249	56	0	-2,228
Cost of software licenses and support	-2,008	42	55	0	-1,911	-2,159	59	82	0	-2,018
Cost of services	-3,178	3	175	0	-3,000	-3,662	9	246	0	-3,408
Research and development	-4,454	7	296	0	-4,151	-4,292	9	429	0	-3,854
Sales and marketing	-7,106	375	360	0	-6,371	-7,693	348	562	0	-6,784
General and administration	-1,356	9	157	0	-1,190	-1,629	16	461	0	-1,152
Restructuring	3	0	0	-3	0	-1,130	0	0	1,130	0
Other operating income/expense, net	84	-66	0	0	18	18	0	0	0	18
Total operating expenses	-20,715	577	1,084	-3	-19,056	-23,081	689	1,835	1,130	-19,426

1 Share-based payments

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

Selected Financial Data

The following table sets forth our selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2020. The consolidated financial data has been derived from, and should be read in conjunction with, our Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), presented in “Item 18. Financial Statements” of this report.

Our selected financial data and our Consolidated Financial Statements are presented in euros, unless otherwise stated.

SELECTED FINANCIAL DATA: IFRS

€ millions, unless otherwise stated	2020	2019	2018	2017	2016
Income Statement Data: Years ended December 31,
Cloud revenue	8,080	6,933	4,993	3,769	2,993
Software licenses and support revenue	15,148	16,080	15,628	15,780	15,431
Cloud and software revenue	23,228	23,012	20,622	19,549	18,424
Total revenue	27,338	27,553	24,708	23,461	22,062
Operating profit	6,623	4,473	5,703	4,877	5,135
Profit after tax	5,283	3,370	4,088	4,046	3,629
Profit attributable to owners of parent	5,145	3,321	4,083	4,008	3,642
Earnings per share (1)
Basic in €	4.35	2.78	3.42	3.35	3.04
Diluted in €	4.35	2.78	3.42	3.35	3.04
Other Data:
Weighted-average number of shares outstanding
Basic	1,182	1,194	1,194	1,197	1,198
Diluted	1,182	1,194	1,194	1,198	1,199
Statement of Financial Position Data: At December 31,
Cash and cash equivalents	5,311	5,314	8,627	4,011	3,702
Total assets	58,472	60,212	51,502	42,484	44,262
Current financial liabilities (2)	2,348	3,273	1,125	1,561	1,813
Non-current financial liabilities (2)	13,605	12,923	10,553	5,034	6,481
Issued capital	1,229	1,229	1,229	1,229	1,229
Total equity	29,928	30,822	28,877	25,515	26,382

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2016	1.25		1.37	(1)
2017	1.40		1.65	(1)
2018	1.50		1.76	(1)
2019	1.58		1.73	(1)
2020 (proposed)	1.85	(2)	2.24	(2), (3)

(1) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

(2) Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 21, 2021.

(3) Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 12, 2021 of US$1.2126 per € 1.00. The dividend paid may differ due to changes in the exchange rate.

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

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our ADRs and ordinary shares.

Economic, Political, Social, and Regulatory Risks

Global Economic and Political Environment: Uncertainty in the global economy, financial markets, and social and political instability caused by state-based conflicts, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions in our business.

As a global company, we are influenced by multiple external factors that are difficult to predict and beyond our influence and control. Any of these factors could have a significant adverse effect on the global economy as well as on our business.

We are subject to risks and associated consequences in the following areas, among others:

-      General economic, political, social, environmental, public health, and market developments, and general unrest (for example, United States-China security-based supply chain restrictions; United States-North Korea tensions; Western sanctions pressure on Russia; a UK/Brexit “no deal” scenario; political and social unrest in the United States)

-      Prolonged deterioration of global economic conditions (impact on accurate forecast) or budgetary constraints of national governments

-      Diplomatic confrontations, frictions, trade or tariff conflicts such as those between the United States and China, with potential global implications as indicated by a prolonged and widespread economic slowdown

-      Financial market volatility episodes, global economic crises and chronic fiscal imbalances, slowing economic conditions, or disruptions in emerging markets

-      Higher credit barriers for customers, reducing their ability to finance software purchases

-      Increased number of foreclosures and bankruptcies among customers, business partners, and key suppliers

-      Terrorist attacks or other acts of violence, civil unrest, pandemics, or natural disasters, impacting our business

-      Regional conflicts, which may affect data centers as critical infrastructure assets

Any of these events could limit our ability to reach our targets, as they could have a material adverse effect on our business operations, our business in general, our financial position, profit, and cash flows.

COVID-19 Pandemic: A novel strain of coronavirus (COVID-19) was first identified in Wuhan, China, in December 2019, and spread across the globe, subsequently being classified as a pandemic by the World Health Organization (WHO). While surfacing in almost all regions around the world, this outbreak prompted governments and businesses to introduce preventative measures intended to contain or mitigate further spreading, negatively impacting the global economy with immediate and prolonged effect.

Repercussions include supply chain interruptions and an impact on production manufacturing and the borrowing of money, and have been observed across most industries, from tourism and leisure to the luxury goods industry. In addition, uncertainty and travel restrictions have impacted businesses, jobs, and consumer confidence, which in turn has led to a reduction in consumer spending. At the same time, businesses were confronted with higher costs resulting from measures intended to mitigate the spread of infection, such as the extension of holiday periods, lengthy workforce absences due to sick leave, delays in people returning to work in the office, and additional health screenings; public sector investments, meanwhile, were redirected to health-related expenditures. Individual economies were the first to raise concerns related to observed recession indicators.

We cannot predict the degree to which or over which period of time this pandemic and associated measures will impact our customers, our business, and our business operations with effects that could be material, leading to the following risks, among others:

-      Global recession, economic downturns, increased unemployment rates, or customers reevaluating their business plans, priorities, and IT needs, with subsequent delays, shifts, or reductions in IT investments

-      Financially impacted customers struggling to meet contractual obligations

-      Increasingly complex digitalization requirements that challenge uninterrupted customer interaction and subsequent customer satisfaction

-      Limited availability of qualified implementation partners that are largely unaffected

-      Workforce mobility limitations resulting from government- or SAP-imposed travel restrictions

-      Workforce productivity impacts resulting from adaptation to new working models

-      Business continuity challenges in our business-critical data centers and in our mission-critical support activities if sites or the workforce were to be contaminated or the workforce were not available due to travel limitations

-      Interruption in the maintenance of our cloud services infrastructure or reduced reliability and adequacy of cloud service capacity

-      Decrease in software sales with subsequent impact on growth of our maintenance and services business

-      Delays in cash collection due to interrupted invoice processing and delayed execution of financial transactions

-      Increased costs in effectively managing the ramp-up of onsite operations

Any of these events could have a material adverse effect on our business, business operations, financial position, profit, and cash flows.

International Laws and Regulations: Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements.

The SAP Group has a global presence. As a European company domiciled in Germany with securities listed in Germany and the United States, we are subject to European, German, U.S., and other governance-related regulatory requirements.

Our business is subject to numerous risks inherent to international business operations. We are subject to risks and associated consequences in the following areas, among others:

-      Possible tax constraints impeding business operations in certain countries

-      Changes in external reporting standards and tax laws including, but not limited to, conflict and overlap among tax regimes as well as the introduction of new tax concepts that harm digitized business models

-      Discriminatory, protectionist, or conflicting fiscal policies and tax laws, such as certain protectionist measures included in the U.S. Tax Reform, which was enacted at the end of 2017, with some provisions still awaiting final regulations to provide guidance on compliance

-      Workforce restrictions and travel bans resulting from changing laws and regulations, from political decisions (such as Brexit, government elections), or through required works council involvements, labor union approvals, and immigration laws in different countries

-      Protectionist trade policies, import and export regulations, and trade sanctions (such as in Russia or China), counter or even conflicting sanctions (such as in the United States and Russia), and embargoes (such as in Iran) including, but not limited to, country-specific software certification requirements

-      Violations of country-specific sanctions (such as the UN sanction against North Korea or the United States’ sanction requirements against Iran and certain other countries)

-      Compliance with and stringent enforcement of laws, as for example the EU GDPR or China’s Cyber Security Law, and regulations (including interpretations), implications of government elections, lack of reforms, data protection and privacy rules, regulatory requirements and standards (such as the Payment Card Industry Data Security Standard [PCI DSS]), other compliance requirements (such as Service Organization Controls [SOC]), or sometimes even country-specific certifications or requirements in particular for cloud service provider or data center operations (such as the Threat and Vulnerability Risk Assessment issued by the Monetary Authority of Singapore)

-      Expenses associated with the localization of our products and compliance with local regulatory requirements

-      Difficulties enforcing intellectual property and contractual rights in certain jurisdictions

In 2017, an investigation was initiated and is ongoing with regards to potential sanctions violations. For more information relating to the potential sanctions’ violations noted above, see the Notes to the Consolidated Financial Statements, Note (G.3).

As we expand into new countries and markets or extend our business activities in these markets, including emerging and high-risk markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement continue to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations could involve significant costs or require changes in products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material.

Any of these events could have a material adverse effect on our operations globally or in one or more countries or regions, which could have a material adverse effect on our business, financial position, profit, and cash flows.

Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to adequately protect or enforce our own intellectual property, may result in adverse outcomes.

We have in the past and believe that we will continue to be subject to claims and lawsuits, including intellectual property infringement claims, as our solution portfolio grows; as we acquire companies with increased use of third-party code including open source code; as we expand into new industries with our offerings, resulting in greater overlap in the functional scope of offerings; and as non-practicing entities that do not design, manufacture, or distribute products assert intellectual property infringement claims. Moreover, protecting and defending our intellectual property is crucial to our success.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain.

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

-      Some intellectual property might be vulnerable to disclosure or misappropriation by employees, partners or other third parties.

Third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Accordingly, we might not be able to protect our proprietary rights against unauthorized third-party copying or utilization. Adverse outcomes to some or all of the claims and lawsuits pending against us might result in the award of significant damages or injunctive relief against us or brought against us in the future that could hinder our ability to conduct our business and could have a material adverse effect on our reputation, brand, business, competitive or financial position, financial performance, profit, and cash flows. Third parties could require us to enter into royalty and licensing arrangements on terms that are not favorable to us, cause product shipment delays, subject our products to injunctions, require a complete or partial redesign of products, result in delays to our customers’ investment decisions, and damage our reputation. Third-party claims might require us to make freely accessible under open source terms one of our products or third-party (non-SAP) software upon which we depend.

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

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to adequately meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers.

As a global software and service provider, SAP is required to comply with local laws wherever SAP does business. One of the relevant European data protection laws is the GDPR. International data transfers to third countries that do not provide for an adequate level of data protection require additional safeguards to justify a transfer from the EU to a third country based on the standard contractual clauses.

Furthermore, evolving regulations and laws globally (such as the California Consumer Privacy Act, Brazilian General Data Protection Law, and the EU’s proposed e-Privacy Regulation including data localization requirements) regarding data protection and privacy or other standards increasingly aimed at the use of personal data, such as for marketing purposes and the tracking of individuals’ online activities, may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (in particular cloud services) and make it more challenging and complex to meet customer expectations. This refers in particular to a compliant use of new technology, such as machine learning and AI for product development and deployment of intelligent applications.

This could lead to increased risks for SAP, which could harm SAP’s business and limit SAP’s growth.

Non-compliance with applicable data protection and privacy laws by SAP or any of the subprocessors engaged by SAP within the processing of personal data could lead to risks. We are subject to risks and associated consequences in the following areas, among others:

-      Mandatory disclosures of breaches to affected individuals, customers, and data protection supervisory authorities

-      Investigations and administrative measures by data protection supervisory authorities, such as the instruction to alter or stop non-compliant data processing activities, including the instruction to stop using non-compliant subprocessors

-      Fines of up to 4% of SAP’s annual Group turnover, or unlimited fines

-      Damage claims by customers and individuals or contract terminations

-      Harm to SAP’s reputation

-      Increased complexity in times of digitalization with regards to legal requirements in the context of cross-border data transfer and data localization requirements

-      Lack of digital frameworks such as in the context of machine learning or AI, which could lead to distortion of individual data or information

In addition, the German Federal Office for the Protection of the Constitution and security industry experts continue to warn of risks related to a globally growing number of cybersecurity attacks aimed at obtaining or violating company data including personal data. We anticipate cyberattack techniques to continue to evolve and increase in sophistication, which could make it difficult to anticipate, prevent, detect, and mitigate attacks and intrusions, thus leading to, for example, risks described in the Cybersecurity and Security section, including risks in the following area, among others:

-      A globally increasing number of threat actor attacks aimed at obtaining or violating Company data including personal data as observed in recent prominent cases of cyberattacks where the use of ransomware was the preferred method of threat actors

Any of these events could have a material adverse effect on our reputation, business, financial performance, competitive or financial position, profit, and cash flows.

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

Any of these events could have an adverse effect on our market position and lead to fines and penalties or shareholder lawsuits, including securities class action litigation.

In addition, this could have an adverse effect on our business, reputation, share price, financial position, profit, and cash flows.

Any such lawsuits against us, with or without merit, could result in substantial costs and the diversion of management’s attention and resources, resulting in a decline in our results of operations and our stock price.

Ethical Behavior: Our global business exposes us to risks related to unethical behavior and noncompliance with policies by employees, other individuals, partners, or entities associated with SAP.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, regulators, and authorities, as well as adherence to recognized standards of business integrity. This commitment to recognized standards of business integrity is formalized in SAP’s CoBC and supporting guidelines.

We are subject to risks and associated consequences in the following areas, among others:

-      Non-compliance with our policies and violation of compliance related rules, regulations, and legal requirements including, but not limited to, anticorruption and antibribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt conduct

-      Unethical and fraudulent behavior by individual employees, other individuals, partners, or entities associated with SAP leading to criminal charges, fines, and claims by affected parties

-      Collusion with external third parties, for example, by aiding in securing business

-      Fraud and corruption, especially in countries with a low Transparency International Corruption Perceptions Index score and particularly in emerging markets

-      Public sector transactions in territories exposed to a high risk of corruption

-      Increased exposure and impact on business activities in highly regulated industries such as public sector, healthcare, banking, or insurance

Any of these events could have a material adverse effect on our business, reputation, brand, competitive or financial position, share price, profit, and cash flows.

SAP has encountered situations that required clear messaging and strong action on non-compliance in the context of corrupt behavior that has the potential to harm our business and reputation. SAP is continuing to investigate its dealings with the public sector. For more information relating to alleged violations, see the Notes to the Consolidated Financial Statements, Note (G.3).

Human Capital Risks

Human Workforce: If we are unable to attract, develop, retain, and effectively manage our geographically dispersed workforce, we might not be able to run our business and operations efficiently and successfully, or develop successful new solutions and services.

Our success is dependent on appropriate alignment of our planning processes for our highly skilled and specialized workforce and leaders, adequate resource allocation, and our location strategy with our corporate strategy. In certain regions and specific technology and solution areas, we continue to set very high growth targets, depending on short-term and long-term skill requirements, taking infrastructure needs as well as local legal or tax regulations into consideration. Successful retention and expansion of our workforce in identified strategic areas are key success factors for our Intelligent Enterprise strategy. The availability of such personnel as well as business experts is limited and, as a result, competition in our industry is intense.

We are subject to risks and associated consequences in the following areas, among others:

-      Failure to apply workforce planning processes, adequate resource allocation, and location strategy in alignment with our corporate strategy

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

-      Lack of appropriate or inadequately executed benefit programs

-      Lack of availability and scalability of business experts and consultants

-      Mismatch of expenses and revenue due to changes in headcount and infrastructure needs, as well as local legal or tax regulations

-      Challenges with effectively managing a large distribution network of third-party companies

Any of these events could reduce our ability to attract, develop, retain, and effectively manage our geographically dispersed workforce, which in turn could have an adverse effect on our business, competitive or financial position, profit, and cash flows.

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

We are subject to risks and associated consequences in the following areas, among others:

-      Implementation risks, if, for example, implementations take longer than planned, or fail to generate the profit originally expected, scope deviations, solution complexity, high pace of engineering innovation, individual integration and migration needs or functional requirement changes, or insufficient milestone management and tracking leading to delays in timeline, maybe even exceeding maintenance cycles of solutions in scope

-      Insufficient or incorrect information provided by customers, subsequently leading to mismatches in contractual commitments, requirements, solution definition, architectures, or technologies

-      Insufficient customer expectation management, including scope, integration capabilities and aspects, as well as lack of purposeful selection, implementation, and utilization of SAP solutions

-      Lack of customer commitments and respective engagements, including insufficient commitment of resources or lack of solution migrations to latest offerings, leading to delays or deviations from recommended best practices

-      Challenges to effectively implement acquired technologies

-      Challenges to achieve a seamlessly integrated, sufficiently automated and aligned service delivery in complex deliveries or implementations, for example due to lack of insights especially in the event of limited project involvement of SAP

-      Protracted installation or significant third-party consulting costs

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

-      Delayed customer payments due to differing perception on project outcome/results or customer solvency challenges

-      Inadequate contracting and consumption models based on subscription models for services, support, and application management

-      Deviations from standard terms and conditions, which may lead to an increased risk exposure

-      Statements on solution developments might be misperceived by customers as commitments on future software functionalities

Any of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Partner Ecosystem: If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

An open and vibrant partner ecosystem is a fundamental pillar of our success and growth strategy. We have entered into partnership agreements that drive co-innovation on our platforms, profitably expand our routes to market to optimize market coverage, optimize cloud delivery, and provide high-quality services capacity in all market segments. Partners play a key role in driving market adoption of our entire solutions portfolio, by co-innovating on our platforms, embedding our technology, and reselling or implementing our software.

We are subject to risks and associated consequences in the following areas, among others:

-      Failure to establish and enable a network of qualified partners supporting our scalability needs

-      Failure to get the full commitment of our partners, which might reduce speed and impact in market reach

-      Products or services model being less strategic or attractive compared to our competition

-      Partners not renewing agreements with us, not entering into new agreements on terms acceptable to us or at all, or starting to compete with SAP

-      Failure to enable or train sufficient partner resources to promote, sell, and support to scale to targeted markets

-      Failure of partners to develop a sufficient number of new solutions and content on our platforms or to provide high-quality products or services to meet customer expectations

-      Failure of partners to embed our solutions sufficiently enough to profitably drive product adoption, especially with innovations in SAP S/4HANA, the SAP Customer Experience portfolio, business process intelligence, and SAP Business Technology Platform (SAP BTP).

-      Failure of partners to adhere to applicable legal and compliance regulations

-      Failure of partners and their products to meet quality requirements expected by our customers or SAP

-      Failure of partners to transform their business model in accordance with the transformation of SAP’s business model in a timely manner

-      Partners not being able or not having capacity to meet customer expectations in terms of service provisioning

-      Failure of partners to comply with contract terms in embargoed or high-risk countries

If any of these risks materialize, this might have an adverse effect on the demand for our products and services as well as the partner’s loyalty and ability to deliver. As a result, we might not be able to scale our business to compete successfully with other vendors, which could have an adverse effect on our reputation, business, financial position, profit, and cash flows.

Cloud Operations: We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings and portfolio presentation, and related infrastructure against disruption or poor performance.

SAP is highly dependent on the availability of our infrastructure and the software used in our cloud portfolio is inherently complex.

We are subject to risks and associated consequences in the following areas, among others:

-      Capacity shortages and SAP’s inability to deliver and operate cloud services in a timely and efficient manner as expected by or committed to our customers

-      Customer concerns about the ability to scale operations for large enterprise customers

-      Incomplete cloud portfolio representation or strategic directions of cloud operations that may not fully meet customer demands and potentially lead to a disconnected customer orientation

-      Lack of hyperscaler or infrastructure stability and availability or comprehensive contractual agreements, which may lead to challenges in meeting service level agreement (SLA) commitments

-      Lack of sufficient “future skills” for delivering and operating hybrid environments

-      Lack of automation, standardization, and tools to manage and optimize operations and infrastructure while providing a seamless, impeccable, and transparent end-to-end experience to customers

-      Local legal requirements or changes to data sovereignty, which may lead to customers considering a relocation of their primary or disaster recovery landscapes to a different data center

-      Defects or disruptions to data center operations or system stability and availability

-      Interruptions in the availability of SAP’s cloud applications portfolio, which could potentially impact customer service level agreements

-      System outages or downtimes, SAP network failure due to human or other errors, security breaches, or variability in user traffic for cloud applications

-      Hardware failures or system errors resulting in data loss, corruption, or incompletion of the collected information

-      Loss of the right to use hardware purchased or leased from third parties, which could result in delays in our ability to provide our cloud applications

-      Scalability demands on infrastructure and operation, which could lead to cost increases and margin impacts

-      Non-adherence to our quality standards in the context of partner co-location of data centers

-      Increased TCO for SAP

-      Customers' cloud service demands not matching our data center capacity or control investments

-      Non-compliance with applicable certification requirements, such as the Payment Card Industry Data Security Standard (PCI DSS)

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

Cybersecurity and Security: A cybersecurity attack or breach, or cybersecurity vulnerabilities in our products, infrastructure, or services, or economic espionage could result in significant legal and financial exposure.

As we continue to grow organically and through acquisitions, deliver a full portfolio of solutions via the cloud, host or manage elements of our customers’ businesses in the cloud, process large amounts of data, and offer more mobile solutions to users, in each case either directly or through partners and other third parties, we face a progressively more complex and threatening cybersecurity environment. The severity of the challenges posed by this cybersecurity environment is amplified due to the increasingly sophisticated and malicious global cybersecurity threat landscape in which we operate, including third-party data, products, and services that we incorporate into SAP products and services, and the continually evolving and increasingly advanced techniques employed by threat actors targeting IT products and businesses in general. Such threat actors include, but are not limited to, highly sophisticated parties such as nation-states and organized criminal syndicates. As a leading cloud company and service provider to some of the largest and best-known customers in the world, we are naturally a prominent target for cybersecurity attacks. We have observed increased threat activity to our products and systems, and we experience cybersecurity attacks of varying types and degrees on a regular basis. When we become aware of unauthorized access to our systems, we take steps intended to identify and remediate the source and impact of the incursions, and steps to comply with related necessary notification and disclosure obligations. To date, none of the incursions identified have had a material adverse effect on our business. However, we do not have visibility into all unauthorized incursions and our systems may be experiencing ongoing incursions of which we are not aware. In addition, while we are continually taking steps to enhance our cybersecurity defenses, increased investments, coordination, and resources are required to achieve our objective of ensuring over time that our cybersecurity infrastructure meets or exceeds evolving industry standards. Achieving this objective will require continued effort and vigilance, including sustained investment of money and management resources in order to support the ongoing development and maintenance of systems that meet these standards. As a result, we are subject to risks and associated consequences in the following areas, among others:

-      Identified or undetected cybersecurity defects and vulnerabilities

-      Increased complexity, risk of exploitation, and potential vulnerabilities due to utilization of open-source software components

-      Exposure of our business operations and service delivery due to a number of threats, including virtual attack, disruption, damage, unauthorized access, theft, destruction, industrial or economic espionage, serious or organized crime, and other illegal activities, as well as violent extremism and terrorism

-      Misuse of data, social engineering, or trespassers in our facilities, or systems being rendered unusable

-      State-driven economic espionage or competitor-driven industrial espionage, and criminal activities including, but not limited to, cyberattacks and breaches against cloud services and hosted on-premise software, whether managed by us or our customers, partners, or other third parties

-      Disruptions to back-up, disaster recovery or business continuity management processes

-      Disruptions due to exposure of our network systems to cybersecurity attacks via defects and vulnerabilities in the IT systems of our customers, or in the systems of third parties that facilitate our business activities such as cloud service providers, including those that are beyond SAP’s cybersecurity infrastructure and protocols

-      Failure to securely and successfully deliver cloud services by any cloud service provider could have a negative impact on customer trust in cloud solutions

-      Cybersecurity threats for SAP and customers due to delayed or insufficient responses to identified cybersecurity issues attributable to complexity, interdependencies, or other factors

-      Challenges in effectively synchronizing cybersecurity processes across our various lines of business in a heterogeneous environment

-      Insufficient or ineffective asset management potentially endangering secure operations

-      Customer systems or systems operated by SAP being compromised by vulnerabilities due to threat actor exploitation

-      Operational disruptions due to an increasing number of destructive malwares, ransomware, or other cybersecurity attacks

-      Breach of cybersecurity measures due to, for example but not limited to, error or wrongdoing by employees or affiliated persons, system vulnerabilities, code defects, malfunctions, or attempts of third parties to fraudulently induce employees, users, partners, or customers to gain access to our systems, data, or customers’ data

-      Failure to maintain a sufficient complement of personnel with sufficient levels of knowledge, experience, and training in cybersecurity matters necessary to support SAP’s evolving cybersecurity needs and commensurate with the increasingly complex and sophisticated threat landscape

-      Increased challenges due to an expanding and morphing cyber-attack surface attributable to interconnected technologies such as IoT accompanied by an elevation of entry and endpoints

-      Expansion of cybersecurity attack surface due to increased connectivity of operational data

-      Material recovery costs as well as significant contractual and legal claims by customers, partners, authorities (including state, federal, and national), and third-party service providers which could expose us to significant expense and liability or result in the issuance of orders, judgments, or consent decrees that could require us to modify our business practices

-      Material costs to attempt to detect, prevent, and mitigate any successful attacks, including but not limited to the costs of third-party legal and cybersecurity experts and consultants, insurance costs, additional personnel and technologies, organizational changes, and incentives to customers and partners to compensate for any losses or retain their business

-      Increasing sophistication, proliferation, and escalation in frequency, severity, and impact of cybersecurity attacks

-      Inability to discover a cybersecurity breach or a loss of information either fully, in a timely manner, for a significant amount of time after the breach, or at all

-      Inability to anticipate attacks or implement sufficient mitigating measures

-      Insufficient investment, coordination, or resources to achieve our objective of ensuring over time that our cybersecurity infrastructure meets or exceeds evolving industry standards, and defending against the ever-evolving and emerging threat landscape

-      Material costs and time associated with enhancing our cybersecurity infrastructure, which may impact the ongoing pace of development and delivery of our products and services and our financial performance

-      Failure to integrate SAP’s cybersecurity infrastructure and protocols with other network systems obtained through acquisition, including addressing cybersecurity defects and vulnerabilities in acquired systems

-      Failure to maintain SAP’s cybersecurity infrastructure and protocols in connection with the divestiture of businesses and network systems from SAP, or failure to achieve a holistic level of required transparency reflecting current states

-      Inaccurate or incomplete third-party or SAP audit results, certifications, or representations concerning the adequacy of our cybersecurity infrastructure and protocols

-      Customer concerns and loss of confidence in the current or future security and reliability of our products and services, including cloud solutions and the resulting termination of key contracts by customers and partners

Any of these events could have a material adverse effect on our customers, partners, financial performance, profit, cash flows, operations, brand, reputation, competitive position, the perception of our products and services by current and prospective customers, and our business in general.

Technology and Products: Our technology and products may experience undetected defects, coding or configuration errors, may not integrate as expected, or may not meet customer expectations.

We are subject to risks and associated consequences in the following areas, among others:

-      Failure of software products and services to fully meet market needs or customer expectations

-      Failure of software products and services from acquired companies to fully comply with SAP quality standards

-      We might not be as fast as expected in integrating our platforms and solutions, enabling the complete product and cloud service portfolio, harmonizing our user interface design and technology, integrating acquired technologies and products, or bringing packages, services, or new solutions based on SAP BTP to the market.

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

-      Inability to define and provide adequate solution packages and scope for all customer segments

-      Inability of algorithms to correctly adapt to evolving circumstances, which may lead to adverse decision-making processes in the context of AI-related technologies

-      Inability to fulfil expectations of customers regarding time and quality in the defect resolution process

-      Lack of customer references for new products and solutions

Any of these events could have a material adverse effect on our business, brand, competitive or financial position, profit, and cash flows.

Strategic Risks

Market Share and Profit: Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.

The market for cloud computing is increasingly competitive and is exhibiting strong growth relative to the market for on-premise solutions. To maintain or improve our operating results in the cloud business, it is important that our customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional capacity, as well as for us to attract new customers. Additionally, we need to bring new solutions to the market in line with demands and ahead of our competitors, for example, SAP BTP, to support new data-driven applications and the extension of the intelligent suite. In particular, innovative applications supporting the Intelligent Enterprise strategy include SAP Customer Experience solutions, as well as technologies such as IoT, machine learning, intelligent robotic process automation (intelligent RPA) (which automates rule-based, repetitive tasks), digital assistants (including voice recognition and interaction), and blockchain.

We are subject to risks and associated consequences in the following areas, among others:

-      Inability to successfully engage with on-premise customers on their cloud transformation journey (both in cloud only and hybrid scenarios) with fully suitable solutions and transformation services

-      Inability to successfully execute on our multi-hyperscaler strategy

-      Adverse, near-term revenue effects due to increasing cloud business and conversions from on-premise licenses to cloud subscriptions from existing SAP customers, which could have an adverse effect on related maintenance and services revenue

-      Insufficient solution and service adoption together with increased complexity, as well as failures during the execution of our Intelligent Enterprise strategy in the context of our portfolio for solutions and services, which could lead to a loss of SAP’s position as a leading cloud company and subsequently to reduced customer adoption

-      Customers and partners reluctant or unwilling to migrate and adapt to the cloud, or customers considering cloud offerings from our competitors

-      Existing customers deciding to cancel or not renew their contracts (such as maintenance or cloud subscriptions) or not buy additional products and services

-      Strategic alliances among competitors or their growth-related efficiency gains in the cloud business, which could lead to significantly increased competition in the market with regard to pricing and ability to integrate solutions

-      Price pressure, cost increases, and loss of market share through traditional, new, and especially cooperating competitors and hyperscalers

-      Inability to achieve the planned margin increase in time as planned

Any of these events could have a material adverse effect on our business, brand, competitive or financial position, profit, and cash flows.

Mergers and Acquisitions: We might not acquire and integrate companies effectively or successfully.

To expand our business, we acquire businesses, products, and technologies, and we expect to continue doing so in the future. Over time, some of these acquisitions have increased in size and in strategic importance for SAP. Management negotiation of potential acquisitions and the integration of acquired businesses, products, or technologies demands time, focus, and resources of both management and the workforce, and exposes us to unpredictable operational difficulties.

We are subject to risks and associated consequences in the following areas, among others:

-      Incorrect information or assumptions during the due diligence process for the acquisition (including information or assumptions related to the business environment or business and licensing models)

-      Failure to integrate acquired technologies or solutions successfully and profitably into SAP’s solution portfolio and strategy

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

-      Non-compliance with existing SAP standards including applicable product standards such as our open source product standards

-      Impairment of goodwill and other intangible assets acquired in business combinations

-      Non-compliance of the acquired company with regulatory requirements, for example, accounting standards, export control laws, and trade sanctions, for which SAP, through the acquisition, assumes responsibility and liability, including potential fines and the obligation to remedy the non-compliance

Any of these events could have a material adverse effect on our business, brand, competitive or financial position, profit, and cash flows.

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

We are subject to risks and associated consequences in the following areas, among others:

-      Inability to bring new business models, solutions, solution enhancements, intelligent technologies, integrations and interfaces or services to market before our competitors or at equally favorable terms

-      Inability to develop and sell new cloud products spanning various organizations on time and in line with market demands due to complexity in heterogeneous technical environments

-      Inability to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners (especially with innovations such as industry cloud, SAP Business Network, and business process intelligence offerings supported by SAP BTP) to strengthen the Intelligent Enterprise strategy

-      Uncertainties regarding new SAP solutions, technologies, and business models as well as delivery and consumption models, which might lead customers to wait for proofs of concept or holistic integration scenarios through reference customers or more mature versions

-      Lower level of adoption of our new solutions, technologies, business models, and flexible consumption models, or no adoption at all

-      Our product and technology strategy might not be successful, or our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough or they might consider other competing solutions in the market, or our strategy might not match customers’ expectations, specifically in the context of expanding the product portfolio into additional markets.

-      Increasing competition from open source software initiatives or comparable models in which competitors might provide software and intellectual property free of charge or at terms and conditions unfavorable for SAP

-      Inability to drive growth of references through customer use cases and demo systems

Any of these events could have a material adverse effect on our business, financial position, profit, and cash flows.

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

For (i) a description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2021 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property – Capital Expenditures.”

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2020. All of these subsidiaries are wholly owned or controlled by SAP SE.

Name of Subsidiary	Country of Incorporation
Germany
SAP Deutschland SE & Co. KG, Walldorf	Germany
Rest of EMEA
SAP (Schweiz) AG, Biel	Switzerland
SAP (UK) Limited, Feltham	United Kingdom
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid	Spain
SAP France, Levallois-Perret	France
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate	Italy
SAP Nederland B.V., 's-Hertogenbosch	The Netherlands
United States
Ariba, Inc., Palo Alto	USA
Concur Technologies, Inc., Bellevue	USA
SAP America, Inc., Newtown Square	USA
SAP Industries, Inc., Newtown Square	USA
SAP National Security Services, Inc., Newtown Square	USA
SuccessFactors, Inc., South San Francisco	USA
Qualtrics, LLC, Provo	USA
Rest of Americas
SAP Canada, Inc., Toronto	Canada
Japan
SAP Japan Co., Ltd., Tokyo	Japan
Rest of APJ
SAP Australia Pty Ltd., Sydney	Australia
SAP China Co., Ltd., Shanghai	China
SAP India Private Limited, Bangalore	India

Strategy and Business Model

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP is a market leader in enterprise application software1 as well as in enterprise resource planning, supply chain management, data integration and quality, and master data management. The SAP Group has a global presence and employs more than 100,000 people.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany's DAX and TecDAX as well as the Dow Jones EURO STOXX 50, the Dow Jones Sustainability Index World, and the Dow Jones Sustainability Index Europe. As at December 31, 2020, SAP was the most valuable company in the DAX based on market capitalization. SAP was ranked as the most sustainable software company in the Dow Jones Sustainability Indices for the fourteenth consecutive year.

Our Purpose

Our purpose at SAP is to "help the world run better and improve people's lives." Based on the conviction that technology and digitalization can help solve environmental, economic, and social challenges, SAP considers this overarching theme in our innovation efforts. Today's challenges, including demographic change, rapid technological change, climate change, and the COVID-19 pandemic, have led to disruptions of all kinds across the globe. SAP aims to fulfill the requirements created by a more complex economic environment for both our customers and ourselves. Therefore, our vision is tailored to a common goal of being an innovative and trusted partner for our customers - and to support them in reinventing the way their business runs. The dynamic expansion of our technological foundation serves the overarching objectives of creating resilient, profitable, and sustainable business outcomes for our customers. We also aspire to transform ourselves and help our customers become intelligent enterprises2 that both respect the planet we live on and uphold human dignity across the entire value chain.

[1]	Enterprise application software is computer software specifically developed to support and automate business processes.
[2]

An “intelligent enterprise” is an event-driven, real-time business powered by technology that includes machine learning, robortic process automation instead of blockchain the Internet of Things, and analytics capabilities to help scale innovation.

In line with our purpose, we are committed to supporting the United Nations Sustainable Development Goals (UN SDGs). Technology-driven innovation underpins how SAP, together with our customers and our partner ecosystem, can execute initiatives across all 17 of the UN SDGs. Examples of how we are doing this include the focus of social investments on building digital skills and our guiding principles for artificial intelligence (AI).

Our Strategy - The Intelligent Enterprise

To serve our purpose and to respond to the changing market conditions, SAP has evolved our Intelligent Enterprise strategy by emphasizing key principles to drive innovation, integration, and agility, as well as speed. The evolution of our strategy is closely tied to the objective that every substantial business element is connected and interlinked. The components of our Intelligent Enterprise are detailed below.

-      Our business network brings together cross-company business processes. The network builds on our digital supply chain, procurement, logistics, asset management, travel and expense, contingent workforce, and platform solutions.

-      Our business process intelligence offerings aim to enable companies to quickly understand, improve, transform, and manage their business processes at scale. It provides one common foundation for a business process semantic layer, which contains capabilities for process insights and process improvements.

-      Our experience management solutions bring experience data into an intelligent enterprise, connecting user, customer, brand, and employee sentiment in every decision and action.

-      Our intelligent suite is the base on which to run agile, integrated end-to-end business processes. It helps manage business-critical elements of the organization - employees, customers, products, spend, finance, and IT.

-      Our industry cloud allows customers to discover and deploy vertical solutions from SAP and our partners. We aim to apply industry best practices and extend current business processes.

-      Our sustainability management solutions help our customers minimize carbon footprints, reduce waste through responsible supply chain management, and enable diversity across all business practices.

-      Our business technology platform is a foundation layer, which provides data management and analytics and is the hub for application integration and extension. It also allows customers to use embedded intelligent technologies such as AI, robotic process automation, machine learning, and the Internet of Things.

-      To complete our own technology provisioning, we pursue a balanced cloud approach by lifting our existing base of customers to state-of-the-art cloud delivery on an SAP converged cloud running in SAP data centers or on hyperscalers.

Reinventing How Businesses Run

To execute against this ambitious strategy, SAP defined strategic moves under the program called "Reinvent How Businesses Run."

To that end, we focus our application portfolio on creating differentiating capabilities and on areas where we can win decisively. We are strongly committed to innovating in new markets by building on our core software and technology and by facilitating business change that addresses the future of work. We are aiming to vitalize agility, speed, and integration by creating a world-class business technology platform, together with a strong developer and partner ecosystem. We are linking to customer success by focusing on business outcomes. Furthermore, we are accelerating engagement with our active partner ecosystem.

In January 2021, SAP introduced RISE with SAP, a new single offer on a single contract that supports a customer’s transformation journey to an intelligent enterprise. RISE with SAP provides a path to the cloud for customers, without high upfront cost, and with faster time to value and the flexibility to decide which capabilities to use at what point in time. Together with our ecosystem, we aim to provide what companies need to holistically transform their business - from business process redesign to technical migration services and cloud infrastructure of choice up to our SAP Business Technology Platform, access to the Business Network, and SAP S/4HANA Cloud.

For more information about the products and solutions offered as part of our strategy framework, see the Products, Research & Development, and Services section.

Our people are critical to the execution of our strategy, as our diverse workforce is key to delivering innovations to help our customers transform their businesses. For more information, see the Human Capital Ressources section.

Subsidiaries, Acquisitions, and Divestitures

Subsidiaries

SAP SE is the parent company of the SAP Group. As at December 31, 2020, the SAP Group comprised 269 companies that develop, distribute, and provide our products, solutions, and services. For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (G.9).

Qualtrics IPO

In July 2020, SAP announced its intention to take Qualtrics public through an initial public offering (IPO) in the United States. The primary objective for the IPO is to fortify Qualtrics' ability to capture its full market potential within the Experience Management space. Trading commenced on the NASDAQ stock exchange in New York City on January 28, 2021, with a starting price of US$30.00. For more information about the Qualtrics IPO, see Note (G.8), Events After the Reporting Period.

Acquisitions

We will continue to focus on organic investments in technology and innovations that ensure sustainable growth of our solution portfolio to drive our short-term, midterm, and long-term ambitions. Additionally, we may make targeted acquisitions to complement our solution offerings and improve coverage in key strategic markets.

In November 2020, SAP closed its acquisition of Emarsys, a leading omnichannel customer engagement platform provider. By enhancing the SAP Customer Experience portfolio, Emarsys solutions change how commerce is managed digitally to deliver hyperpersonalized, omnichannel engagements in real time. For more information about acquisitions, see Note (D.1), Business Combinations and Divestitures.

In January 2021, SAP announced it had entered into an agreement to acquire Signavio, a leader in the enterprise business process intelligence and process management space. For more information, see Note (G.8), Events After the Reporting Period.

Divestitures

On May 5, 2020, SAP and Sinch AB (“Sinch”) announced that they had entered into an agreement for Sinch to acquire the SAP Digital Interconnect group. The business sold consists of several SAP subsidiaries as well as assets transferred from certain SAP entities. The transaction closed on November 1, 2020.

For more information about divestitures, see Note (D.1), Business Combinations and Divestitures.

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs that aspire to build industry-leading businesses through venture capital funds managed by Sapphire Ventures. Sapphire Ventures manages over US$4.2 billion and has invested in more than 170 companies . These include growth-stage technology companies and early-stage venture capital funds. Sapphire Ventures pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies in Europe, Israel, and the United States.

SAP's Impact

Business Model
Inputs
Customer insights and stakeholder dialogue
Financial capital
Employees' expertise and intellectual property
Products and services from our ecosystem
IT infrastructure
Identify business needs
Develop solutions
Deliver cloud and on-premise software, services, and support
Impact
Economy
Society
Environment

Our Business Model

This section describes our business model as defined in the International Integrated Reporting Framework as "an organization's system of transforming inputs, through its business activities, into outputs and outcomes that aims to fulfil the organization's strategic purposes and create value over the short, medium, and long term."

We create value by identifying the business needs of our customers, then developing and delivering software solutions, services, and support that address these needs. By obtaining customer feedback, we strive to continuously improve our solutions, identify further business needs, and deliver enhanced value to our customers across the whole lifecycle.

Inputs

This process does not happen in a vacuum. It is enabled by internal and external inputs, and most importantly customer insights, customer experience and broader stakeholder dialogue, financial capital, employees' expertise, intellectual property, products, and services from our partner ecosystem, as well as the IT infrastructure we rely on.

Impact

Our solutions help create impact for our customers and – through them – in the world.

SAP software and programs primarily support the UN SDGs 3 (Good Health and Well-Being); 4 (Quality Education); 8 (Decent Work and Economic Growth); 9 (Industry, Innovation, and Infrastructure); 10 (Reduced Inequalities); 12 (Responsible Consumption and Production); and 13 (Climate Action). For example, SAP software helps:

-      Companies work better to bring economic prosperity and fairly paid jobs to people around the world.

-      Organizations optimize resource utilization, aspiring for a world with zero waste.

-      SAP customers increase their overall resource productivity and transform their businesses to reduce carbon footprint.

We are deeply committed to empowering the world’s youth, experienced staff pursuing additional education, differently abled people, and the unemployed with the right skills to thrive in the digital economy. We offer programs that range from inspiring early stage innovation to scaling mature social enterprises.

Furthermore, we know there is power in collaboration and therefore we engage in a wide range of partnerships to address SDG 17 (Partnerships for the Goals).

Trade-Offs

We are also aware of potential negative impacts of our business activities and strive to mitigate these. For example:

-      An acceleration of the digital divide could decouple societal groups from entire segments of the economy, impacting employment potential. Therefore, SAP focuses our social investment activities on providing digital skills to underprivileged people. For more information, see the Human Capital Ressources section.

-      We expect increasing energy consumption due to our own growth and increasing digitization globally. Therefore, we offer a green cloud to help reduce the CO2 footprint. For more information, see the Energy and Emissions section.

Measuring Our Success

We use the following financial and non-financial objectives to steer our company:

-      Growth

-      Profitability

-      Customer loyalty

-      Employee engagement

-      Carbon impact

The table below provides an overview of the specific key performance indicators (KPIs) used to measure performance within these objectives and compares this performance with our goals.

Outlook and Results for 2020

Strategic Objective	KPI	2020 Outlook	2020 Results
		(non-IFRS, at constant currencies)	(non-IFRS, at constant currencies)
	Cloud revenue	€8.0 billion to €8.2 billion*	€8.24 billion
Growth	Cloud and software revenue	€23.1 billion to €23.6 billion*	€23.72 billion
	Total revenue	€27.2 billion to €27.8 billion*	€27.90 billion
Profitability	Operating profit	€8.1 billion to €8.5 billion*	€8.50 billion
Customer Loyalty	Customer Net Promoter Score	-3 to -1	4
Employee Engagement	Employee Engagement Index	84% to 86%	86%
Carbon Impact	Net greenhouse gas emissions	150 kt**	135 kt

* The outlook for these metrics was communicated in January 2020 and was updated in April and October 2020 to reflect the expected impact of the COVID-19 pandemic on SAP's business results. The 2020 outlook numbers above reflect the updated outlook from October 2020.

** The outlook for net greenhouse gas emissions was communicated in January 2020 and was updated in July and October 2020 to reflect the expected impact of the COVID-19 pandemic on SAP's greenhouse gas emissions. The 2020 outlook numbers above reflect the updated outlook from October 2020.

Note: A reconciliation of non-IFRS results to IFRS equivalents is available in the Performance Management System section.

Outlook for 2021

Strategic Objective	KPI	2020 Results	2021 Outlook
		(non-IFRS)	(non-IFRS, at
constant currencies)
Growth	Cloud revenue	€8.09 billion	€9.1 billion to €9.5 billion
	Cloud and software revenue	€23.23 billion	€23.3 billion to €23.8 billion
Profitability	Operating profit	€8.28 billion	€7.8 billion to €8.2 billion
Customer Loyalty	Customer Net Promoter Score	4	5 to 10
Employee Engagement	Employee Engagement Index	86%	84% to 86%
Carbon Impact	Net greenhouse gas emissions	135 kt	145 kt

Note: A reconciliation of non-IFRS results to IFRS equivalent is available in the Performance Management System section.

Ambitions for 2025

Strategic Objective	KPI	2025 Ambition
(non-IFRS)
Growth	Cloud revenue	More than €22 billion
	Total revenue	More than €36 billion
Profitability	Operating profit	More than €11.5 billion
Customer Loyalty	Customer Net Promoter Score	Steady increase
Employee Engagement	Employee Engagement Index	84% to 86%
Carbon Impact	Net greenhouse gas emissions	0 kt (from 2023 onward)

Note: A reconciliation of non-IFRS results to IFRS equivalents is available in the Performance Management System section.

Seasonality

Our business has historically experienced the highest revenue in the fourth quarter of each year, due primarily to year-end capital purchases by customers. Such factors have resulted in 2020, 2019, and 2018 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the near future and that our total revenue will continue to peak in the fourth quarter of each year and decline from that level in the first quarter of the following year. Unlike our on-premise software revenues, our on-premise support revenues and cloud revenues are less subject to seasonality.

Products, Research & Development, and Services

Reinventing How Businesses Run

Our customers tell us that they want to be able to adapt to changing markets and business models; to increase profitability and aim to drive sustainable growth; and to innovate to stay ahead. Our customers want to succeed, and, even in a crisis, to be resilient, adaptable, and a best-run business.

To fulfill our purpose and respond to changing market conditions, SAP has evolved our strategy to support our customers in their transformation to intelligent enterprises, with a clear focus on driving innovation, integration, agility, and speed. Our product portfolio aims to deliver on this strategy. For a visual overview, see the Strategy and Business Model section.

Business Network

Interconnected value chains and business networks incorporate customers, suppliers, distributors, and other key stakeholders across businesses and beyond company and country borders. By sharing data and information in a global network, enterprises can gain real-time visibility to sense demand, anticipate risks, and manage business processes along the supply chain. In addition, adaptable networks aim to help companies adjust quickly and responsibly to meet changing market demands, and a flexible ecosystem of suppliers and partners can handle sudden shortfalls, or even produce new products that aim to help companies react quickly to change and disruption. SAP Business Network aims to bring end-to-end visibility, increased efficiency, and improved collaboration across supply chain processes – from design, planning, sourcing, and procurement, to manufacturing, logistics, and asset operations. The technology behind our network offering is designed to use insights from real-time ERP, advanced analytics, and existing network solutions – including Ariba Network, SAP Asset Intelligence Network, SAP Logistics Business Network, and SAP Fieldglass solutions – to deliver collective intelligence through an open, interoperable, and extensible business network. By creating a network of intelligent enterprises, we aim to help companies digitalize multi-enterprise business processes for insight and collaboration across the supply chain ecosystem.

Business Process Intelligence

Adjusting and redesigning business processes is key to any successful digital transformation. With business process intelligence (BPI), we help ensure customers get the value out of their business processes in a data-driven and intelligent way, thanks to process and data mining. BPI describes a range of SAP offerings that help customers identify, analyze, and rectify business process events. Our software includes functionality for process discovery and recommendation and user behavior mining, along with services and support offerings. In addition, BPI is integrated in SAP Intelligent Robotic Process Automation (SAP Intelligent RPA) technology that aims to help customers get the most out of their business processes in cloud, on-premise, and hybrid environments.

Experience Management

Experience Management (XM) refers to both the technology and the discipline of seeking out and closing the experience gaps found in the four core areas of businesses – customer, product, employee, and brand. With Qualtrics XM technology integrated into our intelligent suite and industry cloud solutions – spanning customer experience and human resources (HR), to procurement and supply chain – customers can bring real-time sentiment into decisions and actions.

Industry Cloud

Expanding our reach and expertise in more than 25 industries, SAP introduced new modular cloud solutions as part of our industry cloud strategy in the first half of 2020. Industry cloud solutions aim to digitalize and differentiate industry-specific processes, with a faster time to value for our customers. These cloud-native industry applications are built by SAP and our partners using technologies in SAP Business Technology Platform.

While we co-innovate with customers and partners to help meet the needs of an intelligent enterprise, system integration also remains a focus area for our teams. In 2020, we published SAP's integration plan in the cloud and made significant progress implementing planned integration qualities across organic and acquired cloud offerings.

Intelligent Suite

Customer

Our SAP Customer Experience solutions – integrated with XM capabilities from Qualtrics – bring together customer data, machine learning technology, and microservices to support real-time customer engagements across sales, service, marketing, and commerce.

With the recent acquisition of leading omnichannel customer engagement platform provider Emarsys, SAP aims to enhance our SAP Customer Experience portfolio and provide customers with a “commerce anywhere” strategy. More information on this acquisition can be found in the Strategy and Business Model section.

Also released in 2020, SAP Customer Data Platform equips companies with 360-degree customer profiles that will help them to know more about their customers – wherever they are in the customer lifecycle. Insights include real-time data from sources inside and outside the company, including online content and social channels. Combined with Emarsys technology, the solution aims to help customers collect and manage real-time customer data, translate these insights into tangible actions, and engage with customers in new ways – thanks to embedded capabilities for consent and identity management.

SAP S/4HANA

SAP S/4HANA is our next-generation ERP suite with intelligent technologies such as artificial intelligence (AI), machine learning, and advanced analytics. Running on SAP HANA, the suite combines automation and integrated business processes with real-time analytics to support rapid decision-making. The suite also provides software capabilities for HR, sales, service, procurement, manufacturing, asset management, as well as research and development.

SAP offers a choice of SAP S/4HANA deployments – software as a service (SaaS), on premise, in a private cloud, or as a hybrid deployment. SAP S/4HANA Cloud offers the advantages of SaaS such as scalability and innovation updates quarterly, while on-premise SAP S/4HANA customers receive updates on an annual cycle.

In addition, in February 2020, SAP committed to the maintenance of SAP S/4HANA until the end of 2040. About 2,200 SAP S/4HANA customers were added in the year 2020, bringing the number of customers to approximately 16,000 and increasing total adoption 16% year over year.

Supply Chain

The SAP Digital Supply Chain portfolio offers an integrated suite of solutions that aim to help customers plan, design, manufacture, deliver, and operate products. These solutions address the following business functions:

Integrated Business Planning

SAP Integrated Business Planning for Supply Chain is a cloud-based solution powered by SAP HANA that aims to deliver real-time supply chain planning capabilities for sales and operations; demand, response, and supply planning; and inventory optimization.

Manufacturing

SAP Intelligent Asset Management solutions are designed to help define, plan, and monitor a service and maintenance strategy for physical products and assets along the manufacturing lifecycle.

Human Resources (HR)

SAP SuccessFactors

SAP SuccessFactors Human Experience Management (HXM) Suite is our cloud software that aims to help develop, manage, and engage people. HXM solutions from SAP provide offerings for core HR and payroll, talent management, employee experience, HR analytics, and workforce planning. Integrated functionality from Qualtrics solutions is featured in experience management bundles for HR as well.

Procurement

Our Intelligent Spend Management portfolio brings together SAP Ariba, SAP Concur, and SAP Fieldglass solutions. Integrated with SAP S/4HANA, these solutions aim to help customers manage the three primary categories of supplier spending: procurement of indirect and direct goods; travel and expense; and external workforce management.

SAP Ariba

SAP Ariba solutions offer a digital business-to-business marketplace that aims to help users collaborate on transactions and to enable customers to manage procurement processes.

SAP Concur

SAP Concur solutions for travel and expense spend management are cloud offerings designed to deliver a connected spend management system, which encompasses travel, expense, invoice, compliance, and risk.

SAP Fieldglass

SAP Fieldglass solutions are cloud applications for services procurement and contingent workforce management designed to help organizations optimize their use of external talent resources. These solutions aim to increase our customers’ operational agility and accelerate business outcomes.

Sustainability Management

SAP has an opportunity and responsibility to use our position to create a lasting positive impact for future generations. By integrating sustainability data with business processes across industries and value chains to drive performance, new products, and new markets, we can have a significant impact in this area against a fragmented competition.

Embedding sustainability as a new dimension of success into analytical and transactional applications will help optimize resources across value chains. Our focus is on climate and natural capital accounting; resource efficiency, tracking, and reuse; protecting and developing people and communities; and next-generation sustainability steering and reporting.

Released in the first half of 2020, our Climate 21 program focuses on software solutions for emissions management, carbon accounting, and the Greenhouse Gas Protocol (GHG). The program aims to define and develop business and solution capabilities to help our customers manage their "green line" for sustainable competitive performance.

Enterprise Information Management

SAP solutions for enterprise information management (EIM) provide capabilities to understand, integrate, cleanse, manage, associate, and archive data. This includes SAP Data Intelligence (available as a cloud service and on-premise software), technology that is designed to help businesses connect their siloed data assets and manage the discovery, refinement, governance, and orchestration of all data across a distributed landscape. The data landscape can include SAP software such as SAP S/4HANA, SAP Customer Experience solutions, and the SAP BW/4HANA solution, as well as third-party systems.

Business Technology Platform

SAP Business Technology Platform (SAP BTP) provides solutions across four key technology areas – database and data management, analytics, application development and integration, and intelligent technologies – on an open cloud platform running in SAP data centers and on selected public cloud providers (often called hyperscalers). The business-centric technologies that power SAP BTP aim to enable integration, extensibility, and innovation across the entire intelligent suite.

Database and Data Management

SAP HANA and SAP HANA Cloud

The architecture in SAP HANA allows both transactional processing for data capture and retrieval and analytical processing for business intelligence and reporting. It enables businesses to process and analyze live data and make business decisions based on the most up-to-date information. SAP HANA is available both on premise and through the new SAP HANA Cloud data platform, which was released in March 2020.

Analytics

Business analytics tools from SAP are designed to help customers gain insights that will enable them to adapt their businesses in real time.

SAP Analytics Cloud

SAP Analytics Cloud is a cloud analytics solution running on SAP HANA that brings together the domains of business intelligence, predictive capabilities, and enterprise planning. Customers can discover, analyze, plan, and predict in one solution. It provides a single user experience across all devices to help customers make business decisions.

SAP BusinessObjects

SAP BusinessObjects Business Intelligence (SAP BusinessObjects BI) is a suite of flexible and scalable self-service BI tools designed to give customers discovery and insights in real time.

SAP Data Warehouse Cloud

SAP Data Warehouse Cloud is a cloud data warehouse solution for business and IT users with capabilities for data integration, database, data warehousing, and analytics. As an open product, SAP Data Warehouse Cloud can be integrated into an existing customer landscape, while giving customers the ability to connect to SAP, third-party, cloud, and on-premise data sources. In addition, besides SAP Analytics Cloud, other consumption tools such as Microsoft Power BI, can also leverage the benefits of SAP Data Warehouse Cloud by connecting via SQL and APIs.

SAP BW/4HANA

SAP BW/4HANA is our on-premise data warehouse solution built entirely on SAP HANA. It includes an analytics layer that processes data directly in-memory in the database instead of the application layer, as is the case with traditional analytical engines.

Application Development and Integration

Our open SAP BTP extends and integrates SAP applications with third-party solutions and allows us and our partners to build new business applications with intelligent capabilities at scale. Going forward, SAP BTP will be our one technology platform to empower customers to become intelligent enterprises through integration, data to value, and extensibility. To that end, we have begun to sunset the SAP Cloud Platform brand in January 2021 with the proven capabilities from SAP Cloud Platform now available as products and services in the renamed SAP Integration Suite and SAP Extension Suite.

SAP Integration Suite

SAP Integration Suite is an enterprise integration suite for hybrid and heterogenous environments that aims to help customers with holistic integration across different integration styles, such as process integration and data integration, as well as API-based and event-based integrations.

SAP Extension Suite

SAP Extension Suite is the extension layer for SAP BTP. The suite aims to help realize faster time to value by providing ready-to-use business services designed to accelerate and simplify the development of application extensions.

Intelligent Technologies

SAP uses the term “intelligent technologies” to describe tools and technology meant to turn intelligence into business outcomes. Examples include AI, the Internet of Things (IoT), blockchain, and robotic process automation (RPA). Intelligent technologies are embedded in many of our software offerings and applied to processes that integrate both SAP and third-party data and applications.

SAP Internet of Things

SAP Internet of Things (SAP IoT) offers a managed cloud solution that aims to generate business outcomes by combining real-world usage data from sensors and devices with business semantics, such as master and transactional data. SAP IoT enriches our offerings that address Industry 4.0 – SAP S/4HANA software, our SAP solutions for digital manufacturing, SAP Digital Supply Chain solutions, and the SAP Customer Experience portfolio – with real-world IoT context to assist decision-making and help customers respond to critical events. In addition, SAP Edge Services is customized technology that allows customers to deploy selected microservices at the edge of their networks and thereby help them execute IoT-enabled enterprise business processes locally.

Artificial Intelligence (AI)

AI functionality has been integrated into some of our product portfolio to provide intelligent capabilities in SAP S/4HANA as well as SAP Customer Experience, SAP Concur, SAP Fieldglass, and SAP SuccessFactors solutions, among others. We have continued to broaden AI integration throughout our software portfolio.

SAP Intelligent Robotic Process Automation

SAP Intelligent RPA technology refers to an automation suite in which software robots are designed to mimic human actions and responses, and where manual steps are replaced by automated, definable, and repeatable business processes across lines of business. Integrated with SAP Intelligent Business Process Management services and the SAP Ruum solution, SAP Intelligent RPA is intended to automate both SAP and third-party applications and provide prebuilt bots to automate tasks around SAP S/4HANA.

Offering Freedom of Choice Through Hyperscalers

As cloud adoption grows, so does the need for cloud services. We are working to meet this growing need through a multi-cloud strategy to give our customers the freedom to choose the cloud services they need, either within SAP’s own cloud infrastructure, or from the hyperscalers that offer cloud infrastructure as a service. SAP maintains strategic relationships with major hyperscalers so that we can offer customers this flexibility and freedom of choice.

Ecosystem

Extending Our Reach Through a Broad Ecosystem

SAP’s ecosystem consists of more than 22,000 partners worldwide that build, sell, service, and run SAP solutions and technology. Our partner ecosystem drives the bulk of our business presence among small and midsize enterprise (SME) customers. During 2020, we continued to build on the Next-Generation Partnering initiative started last year to make partnerships simpler and more profitable for the ecosystem. The initiative aims to meet customers’ specific needs by focusing on partner innovation that extends SAP technology and solutions. As SAP increases investments in the cloud, strategic partnerships with hyperscalers and others will help maximize innovation opportunities. One such opportunity was the expansion of SAP’s partnership with Microsoft through the integration of Microsoft Teams across the portfolio, in SAP S/4HANA, SAP SuccessFactors, and SAP Customer Experience solutions, for example.

SAP Services and Support

Complementing our software and technology offerings, SAP provides services and support to help customers realize business outcomes and experiences. We provide proactive, predictive, and preventive support across cloud, on-premise, and hybrid landscapes to support customers' move to the cloud and business transformation into an intelligent enterprise.

Essential Business Services

To help customers maintain business continuity, we released a portfolio of essential business services from SAP in 2020 to help deliver business outcomes faster. The scenarios contained within this portfolio, created in collaboration with customers, are intended to help companies address business challenges and opportunities caused by the pandemic. Examples include scenarios designed to assess e-commerce performance, optimize inventory, and build technology-based solutions, such as applications for emergency aid.

Continuous Success Programs

We expanded SAP Enterprise Support offerings in 2020 with the release of the following:

-      New SAP Enterprise Support guides provide a structured support approach for SAP S/4HANA deployments.

-      SAP Cloud ALM is an application lifecycle management tool that aims to help enable cloud-centric customers to efficiently implement and operate cloud solutions from SAP. This was released and included in SAP Enterprise Support, cloud editions.

-      Our Next-Generation Support approach has an expanded self-service digital support experience that now includes a support assistant that helps categorize a customer issue, an incident solution-matching service driven by AI and machine learning capabilities that automatically proposes solutions based on incident data, and automatic translation for Expert Chat and last incident interaction.

-      Service bundles were released to help customers address new challenges such as those posed by the pandemic. One example is that of services that aim to enable business continuity when companies experience spikes in sales and production.

Also, in 2020, we continued a multiyear expansion of the SAP Preferred Success offering with the following products, services and assets:

-      We extended the coverage of the offering to more cloud solutions and technologies from SAP, including SAP S/4HANA Cloud, extended edition; SAP Ariba solutions; and SAP Integrated Business Planning for Supply Chain.

-      We added new services and assets that aim to help with the adoption of cloud-based solutions and support the enablement of better user experiences. These include success checks, online knowledge sessions, expert advisory services, release guidance, adoption journeys, value scorecards, and tools such as a usage analyzer for SAP S/4HANA.

Continued Focus on Security

SAP is committed to keeping customers’ data safe, to processing it in compliance with local legislation, and to protecting it from malicious use.

During a routine cybersecurity review in the first half of 2020, we identified that some of our cloud products did not meet one or more contractually agreed or statutory IT security standards. All identified gaps were resolved by July 2020.

For more information on our strategy for the security and integrity of our customers’ data, see the Security, Data Protection, and Privacy section. For more information on how SAP evaluates and handles risk, see the Risk Factors section.

COVID-19 Response

Supporting Customers and the Community Through Challenging Times and Beyond

SAP has been taking action to help customers adapt their businesses and prepare their organizations for the new and unexpected challenges that the coronavirus (COVID-19) pandemic presents. Our goal was to provide solutions that aim to help companies mitigate risks, ensure business continuity, and manage the needs brought on by a rapidly changing business and health environment. All these changes are intended to have a positive impact beyond 2020.

Working with Partners and the Public Sector to Disrupt the Spread

SAP, in close collaboration with Deutsche Telekom and other partners, developed the Corona-Warn-App. The app was designed to track COVID-19 infections and break transmission chains in Germany. Since its launch by the German government mid-2020, the app has been downloaded over 25 million times. The app is also connected to COVID-19 contact tracing apps in Croatia, Denmark, Italy, Latvia, Spain, Poland, and the Republic of Ireland, all enabled through a system called the European Union (EU) interoperability gateway – an intergovernmental and cross-border initiative set up in October 2020.

Helping Companies Run Safely and Efficiently

Solutions such as Qualtrics Return to Work Pulse, Qualtrics Workforce Contact Tracing, and Qualtrics Digital XM for Telehealth help companies address the types of challenges that have arisen in 2020. In addition, the SAP Ariba Discovery solution was offered free of charge to help buyers source suppliers, goods, and services globally, while SAP Concur solutions were made available to help curb the impact of global travel disruptions. Software updates were also delivered to help meet compliance with legal, tax, and payroll obligations brought about by the pandemic. With regards to support, new assets were added to SAP Preferred Success such as best practice guides, live and recorded enablement sessions, and adoption journey maps, with a number of assets aiming to help address cash flow management as well as supply chain challenges that have come about during the COVID-19 pandemic.

Making Education Available and Attainable

SAP also views learning as crucially important. To underline this, we launched a digital learning initiative in 2020 that provides virtual education-related offerings and certifications for university students, professionals, subject-matter experts, or anyone wishing to continue their education during this critical time. These learning opportunities were made accessible through the openSAP platform.

Additionally, customers, partners, and consultants can access live instructor-led training events in virtual SAP Live Class sessions; while SAP Live Access gives users a place to practice their skills and build experience in a live and fully supported SAP environment for free.

Ensuring Service and Support Continuity

We extended our off-site service delivery framework to provide services and the ability to run systems remotely at scale, and thereby eliminate the need for travel. Additionally, we activated business continuity plans so that we could deliver support from our home offices.

Investment in R&D

SAP’s strong commitment to R&D is reflected in our expenditures (see graphic below).

In 2020, our IFRS R&D ratio, reflecting R&D expenses as a portion of total operating expenses, increased by 2.9 percentage points (pp) to 21.5% (2019: 18.6%). Our non-IFRS R&D ratio increased by 2.0pp to 21.8% year over year (2019: 19.8%). At the end of 2020, our total full-time equivalent (FTE) headcount in development work was 29,580 (2019: 27,634). Measured in FTEs, our R&D headcount was 29% of total headcount (2019: 28%).

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

-      Obtaining certification for products in different markets

-      Patent attorney services and fees

-      Consulting related to our product strategy

-      Professional development of our R&D workforce

Patents

SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position as a leader in business solutions and services. Our investment in R&D has resulted in numerous patents. As at December 31, 2020, SAP held a total of more than 10,931 validated patents worldwide. Of these, 897 were granted and validated in 2020.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or a combination of patents.

Security, Data Protection, and Privacy

Vision and Strategy

Every day, organizations around the world trust SAP with their data – either on premise at their physical locations, in the cloud, or when using mobile devices while on the move. Our customers need to know that our goal is to keep their data safe, process it in a manner that complies with local legislation, and protect it from malicious use. For this reason, cybersecurity and security, as well as data protection and privacy, are of paramount importance to us.

SAP Global Security

Cloud solutions and services are increasingly important to many companies' daily operations. The COVID-19 pandemic has shown that digital solutions are critical to business resilience and accordingly, it is accelerating digital transformation. Cybersecurity today is even more critical to IT security professionals and business leaders, particularly for those enterprises that have moved their core processes to the cloud.

The SAP strategy is based on helping customers transform into intelligent enterprises. Our SAP Global Security (SGS) organization supports this journey by aligning people, procedures, and technology to protect business processes and data, limiting risk and promoting regulatory compliance. The security team embraces and promotes a security-minded culture that embeds security in our development and deployment processes and to help secure digital transformation.

SGS supports key stakeholders in our lines of business (LoBs), IT, and the presales organization in securing solutions and driving operational excellence for security across the enterprise. To protect the organization’s data and assets, SGS regularly reviews and adapts our security policies, standards, and frameworks to ensure high-quality risk management and reporting.

Data Protection

As part of our global product and services portfolio, SAP aims to protect the rights of individuals involved and meet relevant local requirements when processing personal data. In addition, we strive to strengthen SAP’s reputation in the long term as a sustainable and trustworthy partner in the market. We have implemented safeguards to help protect the fundamental rights of everyone whose data is processed by SAP, whether they are customers, suppliers, partners, prospects, employees, or applicants.

We develop and pursue our global data protection and privacy strategy in accordance with our business strategy. The global data protection and privacy strategy is to constantly monitor the global regulatory data protection compliance landscape, identify relevant stakeholders, and enable them to take necessary measures for their adoption. It is also designed to safeguard the processing of personal data. The strategy consists of four pillars to help meet compliance with applicable data protection laws and regulations. These pillars comprise the global data protection and privacy policy; mandatory global data protection and privacy training for employees; global data protection and privacy coordinator network; and the global data protection management system – and are all designed to ensure that we comply with applicable data protection laws.

Due Diligence for Security Topics

Governance

SGS is led by a chief security officer who reports directly to the SAP CEO. SGS divisions are responsible for areas such as product and application security, cyberdefense, operational security risk management, executive protection, physical security, and a Trust Office that supports customers and partners with security-related issues.

The SAP Security Governance Model ensures executive engagement and facilitates shared responsibility in semiannual SAP Security Advisory Board and monthly Security Council meetings, as well as in biweekly updates to the Executive Board.

Our commitment to customers is to be open and transparent about security vulnerabilities. To ensure this, we work with several external stakeholder groups including SAP user groups for the Americas and German-speaking countries.

Guidelines and Policies

The purpose of the SAP Global Security Policy is to provide governance and structure for an appropriate and effective level of information security within SAP and its affiliated businesses. Aligned with the overall SAP corporate strategy and vision, it sets the strategic goals and objectives for SAP security.

This policy, under the responsibility of the chief security officer, provides high-level requirements for numerous security domains including, but not limited to, access control, physical security, network security management, incident response, and acceptable use, while elaborating management intent, expectations, and strategic goals for maintaining high levels of security. It is applicable to, and mandatory for, all SAP employees and our contractors and consultants, as well as external parties that are granted access to SAP information and information assets. SAP reviews the SAP Global Security Policy annually and enacts modifications as deemed appropriate and required to protect SAP, our own, and our customers’ data and assets, as new threats, vulnerabilities, or changes to the risk profile are identified.

All SAP employees are required to make themselves familiar with and apply this internal policy. The SAP Security Policy Framework consists of several levels of security documents supporting the requirements set forth in the policy. In addition, the different LoBs at SAP may have supporting policies, standards, procedures, and practices.

Due Diligence for Data Protection Topics

Governance

Within the scope of his responsibilities, our global data protection officer (DPO) monitors the compliance of all activities involving the processing of personal data. The DPO reports to the SAP CFO. Within the Executive Board, the SAP CFO is responsible for compliance and enforcement of data protection and privacy. The DPO owns the SAP Global Data Protection and Privacy Policy that addresses SAP’s data protection governance, and regularly informs the SAP CFO about the status of data protection compliance in the SAP Group.

To meet and ensure consistent security and data protection compliance, SAP has implemented a formal governance model that assigns clear responsibilities across the SAP Group. Upon request, the DPO attends steering committee meetings and reports on matters relevant to data protection to the Audit Committee of the Supervisory Board of SAP.

SAP has established a global network of data protection and privacy coordinators (DPPCs) across all SAP Group entities that process personal data (“DPPC network”). This DPPC network is designed to ensure data protection and privacy compliance on a local level. Local data protection and privacy coordinators increase awareness by conducting local training. Where new data protection laws evolve, they help the Data Protection and Privacy team (DPP) acting on behalf of the DPO identify and analyze them. If this requires compliance activities, they align with the affected LoBs of businesses and help drive the relevant implementation. Additional regional DPPCs further support and monitor changes to applicable laws. The DPPC network regularly engages with SAP’s government relations team to represent SAP’s interests in the legislative process. In this regard, SAP is participating in external working groups to help align industry-specific interests with respective governments.

Global data protection and privacy training is conducted globally every two years and mandatory for all SAP employees. This training helps our workforce handle personal data with due care and in accordance with the law and to maintain compliance with data protection requirements during their work.

SAP has implemented a data protection management system (DPMS) over our entire organization. The DPMS is set according to the generally recognized standard for data protection management systems as defined in the British Standard BS 10012, which comprises the data protection requirements of the European Union (EU) General Data Protection Regulation (GDPR) since version 10012:2017. It covers almost all LoBs (excluding Qualtrics) and is planned to be implemented in all acquired companies as well. The DPMS is designed as a framework covering all aspects of data protection compliance of SAP organizations and employees. It is used as SAP standard methodology to ensure compliance with data protection legislation. The maintenance of the framework is subject to a certification from the British Standards Institution that confirms data protection compliance annually.

Guidelines and Policies

The SAP Global Data Protection and Privacy Policy outlines a group-wide minimum standard for data protection–compliant processing of personal data. It defines requirements for business processes that involve personal data and assigns clear responsibilities. The principles established by this policy take into account the requirements of the EU GDPR. They apply generally and globally to all SAP Group affiliates. Additional data protection and privacy requirements, if applicable, are adopted on a local level as necessary. We actively monitor changes to applicable laws and regulations so that we can update our standards on an ongoing basis as necessary to meet data protection compliance. The policy was last updated in 2019.

How We Measure and Manage Our Performance

Security

Compliance processes at SAP adhere to trust-service criteria established by the American Institute of Certified Public Accountants (AICPA). Security compliance audits are conducted by independent, external auditing body partners. Our security, availability, privacy, confidentiality, and processing integrity controls are designed to achieve these control objectives.

SAP discloses vulnerabilities on the second Tuesday of every month (“Patch Day”). This disclosure mechanism provides customers with authoritative, public information about SAP software vulnerabilities from SAP that can be integrated with their existing risk management processes and tools.

SAP strives to reduce risk by continuously improving our processes for detecting and remediating attacks and vulnerabilities. To improve our processes, we:

-      Engage in approximately 130 internal and external audits across SAP globally

-      Monitor and support our cloud and IT units with 1,700 controls that are audited and tested for design and operating effectiveness

-      Offer service organization control (SOC) reports – such as SOC 1 Type II/ISAE 3402 and SOC 2 Type II/ISAE 3000 – to provide insights into the design and operating effectiveness of internal control systems implemented within cloud delivery units

-      Let external, internationally accredited auditors assess and certify our cloud services according to various reporting standards and ISO certifications, such as 9001, 27001, 27017, 27018, and 22301, in addition to BS 10012

-      In the first half of 2020, we identified that some of our cloud products did not meet one or more contractually agreed or statutory IT security standards. All identified gaps were resolved by July 2020. For more information, see the Risk Factors section, specifically the Operational Business Risks subsection.

-      In addition, some SAP cloud services also comply with regional or industry-specific standards, for example:

●	Cloud Computing Compliance Controls Catalogue (C5) from the German Federal Office for Information Security (BSI); BSI C5
●	Trusted Information Security Assessment Exchange (TISAX)
●	GxP Compliance (via SOC2 Plus)
●	Payment Card Industry Data Security Standard (PCI DSS)
●	Federal Service for Technical and Export Control – FSTEC (Russia); Cybersecurity Criteria Protection Scheme – CCPS (China)

Data Protection

To help ensure necessary knowledge about data protection, the global data protection and privacy training is mandatory for all SAP employees globally. The latest training was rolled out in 2019.

We monitor compliance of data protection–relevant procedures across SAP. We maintain a record of processing activities (“procedure enrollment tool”), in which procedures that process personal data must be documented. The record entries contain general information about the procedure according to defined criteria necessary to meet proper documentation. The record entries are reportable and regularly reviewed.

We also track the quality of our data protection compliance level based on the annual recertification of our DPMS by the British Standards Institution. SAP has been audited by the BSI annually and rewarded with certifications according to BS 10012 since 2011. The recent certification is valid until 2022.

SAP's own quality standards and international regulations require careful selection and monitoring of subprocessors processing personal data on behalf of SAP and SAP customers. With the goal that all subprocessors meet protection and security requirements for the processing of personal data, SAP has implemented a subprocessor verification process. All of SAP's subprocessors (for example, suppliers, vendors, and partners) are subject to this process. The process comprises of three main compliance criteria for data protection-relevant subprocessors: (i) contractual compliance; (ii) self-assessments based on questionnaire; and (iii) remote and/or on-site audits.

SAP respects the rights of the data subjects to obtain information as to whether or not personal data concerning them is being processed. All necessary information is made available to the data subjects within the framework of the privacy statements on the respective SAP Web sites.

In 2020, SAP experienced no significant incidents in processing personal data – on our own behalf or on behalf of our customers – that were subject to GDPR only and were reported to the competent authorities.

Related Risks for SAP

For related risks, see the Risk Factors section, specifically the Cybersecurity and Security and Data Protection and Privacy subsections.

Customers

Focusing on Customer Success

In early 2020, SAP brought together customer-facing teams into one organization known as Customer Success. This move enables customer-facing groups to work more closely in unison, providing the foundation for SAP to deliver on the value and experience customers require to be successful. Additionally, we have introduced our new operating model, which aligns sales, services, and customer engagement activities for a seamless experience across customer interactions. Over the next three years, we will roll out this operating model with the aim of improving customers’ adoption and consumption of our solutions and ultimately their business outcomes.

The year 2020 also brought a new challenge, with the world facing the COVID-19 pandemic that continues to strain the global economy. Throughout this unprecedented situation, SAP continues to provide our customers with support, reviewing their requirements and providing solutions where appropriate. Further, SAP has expanded our use of virtual customer-engagement tools to adapt to the impact of pandemic-related lockdowns and travel restrictions. To provide our customers with quick time-to-value, we rolled out Project Amplify, with over 30 solutions that aim to more quickly solve specific business challenges and to help ensure business continuity. These solutions enable customers to leverage existing SAP investments or get started quickly using SAP solutions with minimal upfront commitments.

Building Programs to Facilitate Customer Feedback

SAP has implemented numerous global initiatives to ensure our focus on customers remains paramount. This includes improvements in the way we work with and care for our customers, taking measures to provide a consistent, end-to-end experience.

SAP implements improvements based on the feedback we get from customer surveys, which we conduct using Qualtrics solutions. We have also launched a number of new tools to support the customer journey, including SAP Road Map Explorer, an interactive tool outlining SAP’s future product portfolio. Additionally, we created a digital portal SAP for Me as a single source of information for interactions with SAP.

Our Insights to Action program continues to look in detail at customers’ sentiment and informs how we can improve both account management, as well as our solutions and services. We have extended this program by launching an engagement process spanning regions, solutions, and services, enabling a holistic approach to how we operate as an organization, develop solutions, and support our customers. In this way, we can measure, manage, and improve the value and experience our customers – across regions and industries, and regardless of company size – derive from their relationship with SAP.

Through a focus on empathy, we aim to be a company that listens and responds to its customers. We want customers to experience an SAP that is continuously improving. Through this approach, we aim to improve customer loyalty, as measured by the Customer Net Promoter Score (Customer NPS).

How We Measure and Manage Our Performance

We use the Customer NPS as one feedback mechanism to measure customer loyalty. This allows us to directly understand what our customers are thinking and identify key pain points for action. Because of the importance of customers to SAP, Customer NPS is one of our main KPIs.

In 2020, our Customer NPS increased 10 points year over year to 4 (2019: –6), strongly exceeding our target of –3 to –1. Using Qualtrics technology has enabled us to listen more closely to our customers and take action on the things that matter to them.

We aim to continue to increase our Customer NPS to a range of 5 to 10 points in 2021. Further, we aim to increase the score steadily in the medium term.

Beginning in 2020, Customer NPS has been included as a KPI in Executive Board remuneration as part of the short-term incentive component. For more information about executive compensation, see the Compensation Report section. For more information about the Customer NPS, see the Performance Management System section.

Human Capital Ressources

Vision and Strategy

People are at the heart of our organization. By ensuring a highly engaged, diverse workforce equipped with the right skills, SAP aims at attracting the best talent, building great products, and winning the hearts of our customers.

Interlocked with our product and customer-related strategies, our people strategy is centered along the employee journey and lived experience. It introduces seven strategic pillars, three of them covering the employee journey and experience of each individual, the other four building the people and organizational foundation. The strategy describes how we build the cultural elements across our organization with all seven pillars contributing to our business strategy and value generation.

Our People Strategy with Seven Strategic Pillars

Due Diligence

Governance

Until the end of May 2020, our Human Resources (HR) Board area was led by Stefan Ries, Chief Human Resources Officer (CHRO) and member of the Executive Board of SAP. After his departure, SAP CEO Christian Klein assumed responsibility as interim CHRO. Since January 1, 2021, Sabine Bendiek has served as Chief People Officer and Labor Relations Director and has led the HR organization.

Our HR organization comprises HR Business Partner organizations for each Board area and region as well as the following functional areas: COO HR, HR Global Service Delivery, People Sustainability (including Diversity & Inclusion as well as Global Health and Well-Being Management teams), Talent Attraction, ONE SAP Learning, and Total Rewards.

Guidelines and Policies

SAP is committed to ensuring a fair and equal treatment of all employees in a sustainable manner. For that reason, we established comprehensive policies that guide us in our daily business. Examples are our Global Anti-Discrimination Policy and Global Health & Safety Policy.

How We Measure and Manage Our Performance

The success of our people strategy is measured by seven KPIs. Five out of the seven KPIs are from our redesigned engagement survey program “#Unfiltered.” With #Unfiltered, we strengthen our approach to continuously listen, understand, and act on the feedback of our employees. In 2020, we switched from an annual engagement measurement to gauging engagement multiple times throughout the year. The last data collection was in September 2020.

The Employee Engagement Index increased to 86% (+3pp compared to 2019) and reached the upper end of our target range. For 2020 through 2023, our ambition is to keep the Employee Engagement score between 84% and 86%. Leadership Trust Net Promoter Score increased to 62 in 2020 (2019: 59). For more information about the measurement of leadership trust, see the Performance Management System section. During 2020, we focused again on innovation and process simplification. Our Innovation Index was last measured in the annual employee survey in 2019 and thus remains at 79%. Simplification of Processes decreased by 6pp compared to 2019 to 58%. We also measure the progress of the individual and organizational health through the Business Health Culture Index (BHCI). In 2020, the BHCI was 80% (2019: 80%) and remains at the upper end of our target range. For 2020 through 2023, our ambition is a BHCI between 78% and 80%.

In addition, we measured a Retention Rate of 95.3% (2019: 93.3%). We define retention as the ratio of the average number of employees minus employees who voluntarily departed (excluding restructuring-related terminations) to the average number of employees (in full-time equivalents or FTEs). The rate of Women in Management increased to 27.5% compared to 26.4% in 2019. For 2020 through 2022, our ambition remains to increase the rate of women in management to 30%.

Our Key People-Related KPIs at a Glance

Below is an overview of how we put the seven pillars of our people strategy and overall KPIs into practice.

Attracting, Hiring, and Onboarding the Best Talent

Talent is becoming increasingly scarce. Our unique employer value proposition is key for us to attract people with the right fit.

Due to the COVID-19 pandemic, our hiring activities have been impacted, resulting in a lower number of hirings. While 2020 remained a unique year, we were still able to build a highly inclusive workforce across various demographic aspects (generations, gender, and so on). Overall, we externally hired 8,486 (2019: 12,833) employees, thereof 29.4% (2019: 21.4%) are considered “Early Talents” (defined as new hires with 0–2 years of post-graduate non-professional experience) and 35.5% (2019: 37.5%) are women.

We continue to be successful in positioning SAP as a talent magnet. SAP has earned 125 employer awards, notably the 100 Best Companies by Fortune and Forbes Best Workplaces for Women for SAP America.

To position SAP for future talent, we work closely with approximately 3,200 universities on events, executive lectures, office visits, competitions, student club sponsorships, and workshops to recruit top students and graduates. In 2020, more than 1,000 students were enrolled in SAP’s vocational training program (in Australia, Brazil, China, Germany, Hungary, India, Ireland, Japan, New Zealand, Singapore, Switzerland, and the United States). The conversion rate (number of students who stayed with SAP after completing their dual studies) for vocational training students was 67% in 2020 (2019: 71%).

We are passionate about developing deep and lasting relationships with all our employees. The average tenure with SAP remains at the same high level (2020: 7.6 years; 2019: 7.3 years).

Even when employees leave SAP, it is important that we stay connected. Our SAP Alumni Network offers a program to reconnect with former colleagues and to unleash the power of a trusted network for the benefit of SAP and our ecosystem. In 2020, our alumni community included 9,096 former and 4,082 current SAP employees.

Growing Talent and Building Skills of Tomorrow

SAP expects a shift from skills that will cease to exist and new capabilities that will be needed in the future. This requires that we establish an adaptive workforce management approach that focuses on continuous skill transformation to ensure our people become equipped for future work requirements. Our career and growth framework helps employees discover who they are, identify the areas where they want to grow, and develop an action plan to get there.

At SAP, learning mainly happens on the job – through interactions with colleagues and formal learning activities. Self-paced online programs, plus training courses for technical and soft skills, are open to all employees. Our peer-to-peer learning portfolio encompasses coaching, mentoring, job shadowing, and facilitation opportunities. In 2020, we provided 1,007,464 courses (excluding compliance training) to 81% of our employees.

Building Next-Generation Performance Management

Our next-generation performance management establishes a high-performance culture, linking business goals to impact of individuals and teams with development opportunities and meaningful reward packages. Smart and transparent goal-setting approaches and continuous review processes, as well as equitable, competitive, and differentiated compensation structures, are a necessary foundation to drive high performance.

During 2020, we continued with our performance appraisal approach called SAP Talk – a continuous, needs-driven, and flexible dialogue between employees and managers.

Move SAP and Own SAP are exemplary components of our reward offerings: Move SAP is our long-term incentive plan that rewards employees who provide a significant impact to business success. In addition, 76% of our employees overall participated in our global share purchase plan Own SAP, with an investment of 5,451,242 shares in 2020. For more information, see the Notes to the Consolidated Financial Statements, Note (B.3).

Driving New Leadership Culture

Strong, future-oriented leadership is key for us to successfully execute our strategy and become more adaptive, innovative, and collaborative as One SAP.

To guide our leaders, develop them, and hold them accountable, we began the rollout of an extended value framework, building on our “How We Run” behaviors. We added three new leadership behaviors to the established five behaviors: Unlock potential, explore possibilities, and make it happen together. These relaunched “How We Run and Lead” behaviors ensure cultural consistency and clarity for leaders and employees.

We offer a career path for experts in parallel to our management development track. Due to COVID-19 restrictions, we provided a virtual version of our flagship leadership program, enabling our leaders to achieve better results and foster innovation. By the end of 2020, 5,170 SAP people managers (51%) and 4,283 SAP experts (17.4%) had completed it.

Pursuing an Agile, Entrepreneurial, and Innovative Organization

Our environment is changing at an increasing pace and the needs of our customers are shifting quickly. To deliver our business ambitions in this environment, SAP needs to evolve into a self-organized, agile organization fostering a culture of innovation. One initiative to achieve this is called “Unlearning Hierarchy.” We support our teams and organizations in experimenting with self-organization including different pioneers across all Board areas at SAP. Furthermore, our “New Work Movement” community has over 2,400 members.

In addition, and in support of our entrepreneurial journey, SAP.iO Venture Studio helps us identify high-potential entrepreneurial employees at SAP and develop them into successful leaders, with the objective of building new ventures that will have a positive impact on business and society. In 2020, SAP.iO Venture Studio engaged more than 5,566 employees and was able to jump-start close to 535 venture ideas.

Another initiative to foster innovation is the prestigious Hasso Plattner Founders’ Award. It provides the highest internal employee recognition at SAP, based on the three categories Customer Success (CS), Operational Excellence (OE), and Products and Technology (P&T). For 2020, the awards went to “Intelligent Case Routing” (CS), “Monitor of Monitors” (OE), and “Hidden Champion” (P&T). Winners were chosen from 220 nominations and with a total of 1,339 employees participating from 37 countries.

Striving for Inclusion and Reflecting the Diversity of Society

As a global organization with employees from over 150 nationalities, our aspiration is that SAP’s workforce mirrors the diversity in society that includes gender parity and demographics of all of the regions where we have employees. In 2020, we focused on inclusive career journeys to attract and retain the best diverse talent, as well as inclusive culture to build inclusive processes and encourage inclusive behaviors.

Gender inclusion, advancement, and equality: Currently, SAP’s representation of women in the overall workforce is 33.6%, with the representation of women in management roles at 27.5%. One example confirming our ambition of gender inclusion and equality was the selection of SAP for the first time in the Bloomberg Gender-Equality Index in 2019 and again in 2020.

Autism inclusion: The Autism at Work Program and Autism Inclusion Network support and engage with a workforce that includes over 180 autistic colleagues across 34 locations in 16 countries. The SAP Autism Inclusion Pledge extends SAP’s autism inclusion endeavors by sharing what we have learned with our customer and partner ecosystem.

Race and ethnicity: Back in 2016, SAP identified challenges with underrepresentation of Black, African American, Latinx, and Native American employees in the workforce. We created reporting to track progress toward better representation in accordance with required regulations in different countries and in line with our diversity and inclusion objectives. In 2020, SAP took a stand against racism to drive change inside and outside of our organization to promote social justice and equality. Among many efforts across the globe, this included the establishment of a new goal to double the share of Black and African American employees in the workforce in the United States within the next three years.

LGBTQ+ inclusion: SAP was among the first supporters of the United Nations Global LGBTI Standards of Conduct for Business and has been recognized by organizations including Human Rights Campaign, Stonewall, and Workplace Pride for our inclusion efforts.

In addition, SAP supports numerous global Employee Network Groups that offer activities and events from which SAP can help attract and retain people from diverse backgrounds.

Caring for the Health and Well-Being of Our People

SAP fosters a culture that empowers people to run at their best supported by providing innovative health and well-being programs and solutions. When people are healthy, respected, and cared for, it results in higher productivity, engagement, innovation, and customer satisfaction.

In 2020, COVID-19 was the dominant topic. As early as January 2020, SAP installed a cross-Board area Global Pandemic Taskforce to establish and coordinate countermeasures around the globe. Frequent pulse checks help us understand how employees experience their individual situation and allow us to adjust our crisis management accordingly.

Furthermore, SAP is committed to a no stigma, inclusive culture that supports maintaining the mental health of our employees by prevention, early detection, case management support, and reintegration. The “Are You OK? Mental Health Initiative” helps counteract the increase of mental distress due to pandemic-related life challenges. It supports employees in fostering good mental health and in tackling mental health issues by supporting open dialogue inside and outside of SAP.

Pushing Operational Excellence and Showcasing Human Experience Management to Customers

Delivering engaging experiences for SAP’s customers starts with our own workforce. A continued emphasis on operational excellence and experience management are key for delivering on our human experience management (HXM) solutions and services efficiently, with both empathy and compliance.

SAP runs SAP SuccessFactors solutions as the global software to manage our people data. Additionally, the adoption of Qualtrics solutions enables us to understand ways to improve the experience of our candidates and employees along the employee journey. Such data insights are the fuel to leverage intelligent technologies such as SAP Conversational AI services in our SAP Careers site and in our internal HR chatbot to provide instant responses to HR-related questions around the clock.

Related Risks for SAP

For more information on employee-related risks, see the Risk Factors section in the Human Capital Risks subsection.

Energy and Emissions

Vision and Strategy

To bring SAP’s purpose of “helping the world run better and improving people’s lives” to life, our sustainability activities and programs are aimed at creating positive economic, environmental, and social impact within planetary boundaries. In light of the aggravating climate change impacts and other intensifying global challenges, climate action has been put at the top of SAP’s corporate sustainability agenda – which was also reconfirmed by the latest conducted materiality analysis.

Our strategy to create positive impact and to address climate action is implemented through a dual approach: (1) SAP as enabler: We aim to provide products and services to our customers to reduce their carbon emissions and pave the way towards a low-carbon future together; and (2) SAP as exemplar: To live up to our corporate responsibility and to build climate resilience, we strive towards leading by example in SAP’s business operations and practices by running our own operations more sustainably.

Due Diligence

Governance

The Executive Board sponsor for sustainability, including climate action, is the SAP CFO. Led by the chief sustainability officer, a dedicated sustainability team coordinates SAP's response to climate change (including assessing and managing climate-related risks through a quarterly risk review, setting reduction targets, quarterly measuring and monitoring of carbon emissions, and embedding sustainability-related initiatives across SAP). This happens in close cooperation with various other departments such as the global procurement organization that ensures purchasing energy-efficient, sustainable products and services. Global facility management designs and operates our facilities based on robust environmental standards such as ISO 14001. Global cloud services optimize the energy consumption in our data centers, while SAP’s IT operations personnel is committed to responsible usage of IT equipment and business software.

To be able to innovate and embed sustainability further, we regularly engage internally with our sustainability council and externally with various stakeholder groups such as nongovernmental organizations (NGOs), nonprofit organizations (NPOs), and academia. This notably includes an external sustainability advisory panel comprised of expert representatives from our customers, investors, partners, NGOs, and academia.

Guidelines and Policies

Our global environmental policy provides the core framework for how we manage our environmental impact – in our own operations and with our customers. Last updated in May 2019 and approved by the CFO, this policy guides our efforts to reduce our ecological footprint, provide environmental performance transparency, and demonstrate sustainable leadership through transformational strategies. In addition, it helps us to comply with internationally recognized sustainability standards as well as stakeholder expectations, primarily those of customers, investor, and employees.

How We Measure and Manage Our Performance

Our Targets

In 2017, we set our leading environmental target of making our operations carbon neutral by 2025. This target refers to our total net carbon emissions, which are calculated by deducting purchased renewable energy certificates, self-generated renewable energy, and carbon offsets from our gross carbon emissions in the respective reporting period. Our carbon neutral target includes all direct and indirect emissions from running our business (Scope 1 and Scope 2)3 as well as a selected subset of indirect emissions from our value chain (Scope 3).4 This objective is key to reducing SAP’s own environmental footprint and to combatting climate change – one important step towards contributing to SAP’s overarching purpose.

To achieve our carbon neutral target and to track its progress, we have derived annual targets for our internal operational steering. Since the beginning of 2020, these annual targets have been firmly integrated in the Executive Board’s short-term performance-based compensation.

Since 2017, we have complied with the requirements of the Science Based Targets initiative (SBTi) and are committed to reducing emissions by 85% by 2050 compared to the base-year level 2016, including emissions of our products in use at our customers. This target reflects the level of decarbonization required to keep the global temperature increase below 1.5°C compared to preindustrial temperatures. This has been confirmed by the SBTi in a target reassessment in 2019.

Performance and Measures to Progress

As a result of the COVID-19 pandemic, we have experienced a significant decrease in our 2020 carbon emissions due to a reduction in carbon-intensive business activities, in particular, business flights. Even though our employee headcount increased by 2.1%, our carbon emissions dropped to 135 kilotons (kt) (2019: 300 kt). That remains 10% below our latest target of 150 kt as updated in October 2020 to reflect the expected impact of the COVID-19 pandemic on SAP’s business results (original target for 2020: 238 kt).

To consider the impact of COVID-19 on our carbon emissions, to uphold our role model position in sustainability, and to maintain our ambition level, we decided to revise and accelerate our carbon neutral target: we now aim to become carbon neutral in our own operations by 2023 – two years earlier than what we aimed for thus far.

3 Scope 1 includes: Stationary Combustion and Refrigerants in Facilities, Mobile Combustion and Refrigerants in Corporate Cars, Mobile Combustion in Corporate Jets. Scope 2 includes: Electricity in Offices, Electricity in Data Centers, Purchases of Chilled and Hot Water, Steam

4 Scope 3 includes: Rental Cars, Business Flights, Train Travel, Business Trips with Private Cars, Employee Commuting, Electricity External Data Centers, Electricity Used by Hyperscale Services, Logistics, Paper Consumption, Data Download.

Total Net Carbon Emissions

Due to COVID-19, electricity consumption in our offices also dropped as the majority of employees moved to a remote working model.

Total Energy Consumption

In 2020, we conducted a “re-baselining” for our cumulative cost avoidance calculation with 2016 as the new base year for the business-as-usual scenario. As a result, our focus on climate action has contributed to a cumulative cost avoidance of €354.3 million in the past three years. We achieved 92% of this cost avoidance in 2020.

To become carbon neutral even in times of ongoing growth in our business, we continue to drive our three-pillar strategy of “avoid – reduce – compensate.” In 2020, key initiatives following this approach included:

Facilities, Data Centers and Renewable Electricity

To help reach SAP’s ambition to continuously increase sustainability in its own operations, we implemented an environmental management system (EMS) at 55 sites in 30 countries worldwide. The EMS is certified by the renowned ISO 14001:2015 standard and was successfully recertified in 2020. Its scope will be gradually increased from currently 75% to 100% of SAP’s major company-owned sites in 2025. SAP’s headquarters in Germany also implemented an effective energy management system. This system is ISO 50001:2018-certified and enables us to continuously improve our energy performance.

As more business moves to the cloud, data centers play an increasing key role in SAP providing solutions to our customers. Running solutions on SAP data centers and using hundreds of cloud solution transactions per day requires CPUs, memory, storage, and cooling, and therefore electricity – which ultimately results in carbon emissions. This is why our internal data centers have become a primary focus of our carbon reduction efforts. The term “data center” refers to both SAP-owned and external data centers (co-location data centers and hyperscalers).

We have introduced initiatives to drive efficiency and innovation with respect to our buildings, data center operations, and infrastructure (such as replacement of the old, uninterruptible power supply system in the data centers in St. Leon-Rot, Germany). At our SAP headquarters in Germany and North America, we operate our own data centers with an efficient power usage effectiveness (PUE) of 1.41. The PUE is a ratio that describes the efficiency of a data center, with 1.0 being the ideal.

In 2014, SAP strengthened the integration of our environmental strategy into our business strategy by creating a “green cloud” powered by 100% renewable electricity – one major step towards achieving carbon neutrality and upholding our commitment towards the RE100 initiative.

We realize our green cloud by using two strategic levers: On the one hand, by investing in very high-quality, EKOenergy-certified renewable energy certificates (RECs) to foster renewable energy generation; and on the other hand, by producing renewable electricity in selective SAP locations worldwide through solar panels (in Palo Alto, CA, in the United States, and in Bangalore, India). This allows us to compensate all of our facility and data center emissions (2020: 198 kt). This is why customers can significantly reduce their carbon emissions (Scope 3) by using our green cloud solutions and services.

Total Data Center Electricity

Sustainable Solutions and Products in Use

The vast majority of our overall carbon emissions result from the use of our software. To address this, we have developed a downstream emissions strategy to help our customers, hardware providers, and others run greener operations. One of the most important ways we help our customers reduce their energy usage and emissions is by managing their SAP systems through cloud services provided by our carbon-neutral green cloud offerings. In addition, the solutions in our portfolio, such as SAP Environment, Health, and Safety Management or SAP Product Carbon Footprint Analytics, the first application in the Climate 21 program, enable our customers to manage their greenhouse gas footprint and resources, such as electricity, more efficiently.

SAP also works with customers to optimize their on-premise landscapes so that they consume less energy. We achieve this by helping them decommission legacy systems, archive unused data, consolidate business applications, and virtualize their system landscape.

Corporate Cars and Commuting

Consumption of fuel for our company cars remains the single greatest contributor to our direct emissions (Scope 1). To counteract this emission source, we continue to power all electric company cars with 100% renewable electricity, and we set the objective to have one-third of our car fleet consist of ecofriendly company cars, such as electric or fuel cell cars, by 2025. Our target to increase the number of electric vehicles (battery electric vehicles and plug-in hybrid electric vehicles) to 20% by the end of 2020 was not achieved (2020: 16%) due to the lagging appeal of electric vehicles in light of an insufficient public charging infrastructure, long delivery times, and a lack of models. To reach our 2025 e-mobility target, we aim to continue and strengthen our incentive offers for our employees such as:

-     In Germany, we offer employees a battery subsidy that partially offsets the higher costs of an electric vehicle, and a subsidy to install a charging point at home (outlook 2021: SAP plans to set up a program to reimburse electricity for charging at home).

-     Continuous expansion of the SAP charging infrastructure (2020: over 900 charging stations; 2019: 750 charging stations).

To generate a shift in alternative commuting habits, we continue to offer a company bike program in Germany, where employees can lease bicycles with the option of purchasing them after three years. In 2020, we piloted a mobility budget approach in Berlin to foster inter-/multimodal mobility. A pilot group of employees received a monthly fixed mobility budget at their free disposal to use any mode of transport to commute to work or in their leisure time (bike, e-scooter, rental car, train, bus, and so on).

Carbon Offsets

To offset a share of our Scope 1 and Scope 3 emissions that cannot yet be avoided, we invest in different offset schemes to compensate for these emissions (2020: 79 kt):

–      A key part of SAP’s compensation strategy is the long-term investment in the Livelihoods Carbon Funds (LCF) and their high-quality carbon credits. The funds have financed much-needed climate action and sustainable development in developing countries through ecosystem restoration, agroforestry, biodiversity preservation, and clean energy projects. This has generated high-quality carbon offsets certified by the most trusted and demanding standards (such as the Gold Standard) and improved people’s lives. SAP recently committed €3 million to the third LFC and will invest an additional €632,000 in the first LCF. In 2020, the carbon credits we received for our financial contribution to the LCF helped us offset 41.5 kt of our emissions, the majority of which was used to compensate for our business flights.

–      In addition to avoiding business flights by investing in virtual collaboration and communication technologies, we charge an internal carbon price for business flights in the majority of countries we travel from, to counterbalance the carbon emissions caused. Since 2015, we invest the collected internal air travel fees in high-quality carbon offsets (such as the Gold Standard) to support climate projects worldwide and compensate the adverse impact of necessary business flights. As a result, this measure has tangibly impacted our progress towards achieving our emission goals.

–      For employees who own a so-called climate neutral fuel card for their company car, SAP pays an additional fee per liter fuel purchased, which is then invested in Gold Standard-certified compensation projects or equivalent high quality standards (2020: 2.4 kt).

The investments in sustainable projects are equivalent to a certain amount of carbon reductions.

Furthermore, SAP pledged in 2018 to plant five million trees by 2025, as forests and their natural ability to capture and store carbon emissions play an important role in mitigating climate change. In 2020, we enabled the planting of almost 1.7 million trees worldwide as part of our carbon offsetting and donation initiatives (including SAP’s holiday-related donation to three projects in the Eden Reforestation Projects program).

Related Risks for SAP

We have analyzed climate change risks and their potential impact on our largest office buildings, major data centers, and SAP’s workforce. Risk drivers were chosen based on the Intergovernmental Panel on Climate Change (IPCC) reports AR5 and SR15 (that is, rising sea levels, temperature extremes, and tropical storms). The risk assessment was performed in accordance with the SAP Global Risk Management Policy as outlined in the Risk Factors section. As part of our last analysis in 2019, no relevant risks have been identified potentially impacting our business operations, revenue, or expenditure.

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

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 500,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 110,000 square meters. In approximately 80 countries worldwide, we occupy roughly 1,850,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square, Palo Alto and Colorado Springs (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK ); Ra'anana (Israel) and a few other locations.

The office and datacenter space we occupy includes approxi-mately 365,000 square meters in the EMEA region, excluding Germany, approximately 470,000 square meters in the region North and Latin America, and approximately 405,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training and administration. Excluding interim office closure or restricted openings due to COVID-19, substantially all our facilities are being fully used or sublet. For a discussion on our non-current assets by geographic region see Note (D.7) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We are currently undertaking construction activities in various locations to increase our capacity for future expansion of our business. We are also reviewing our portfolio to ensure that it covers the office space demands after the COVID-19 driven partial lockdowns and potential impact after COVID-19. Our significant construction activities are described below, under the heading “ Principal Investments and Divestitures Currently in Progress.”

Investments

Principal Investments and Divestitures Currently in Progress

In 2020, we finalized various construction projects and continued and started new construction activities in several locations. We plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total	Costs Incurred as at	Estimated
			Cost	12/31/2020	Completion Date
Germany	Berlin	New office building for approx. 1,000 employees	40	2	December 2022
Germany	Munich	New office building for approx. 600 employees	91	3	June 2023
Brazil	São Leopoldo	New office building for approx. 700 employees	33	6	September 2021
Bulgaria	Sofia	New office building for approx. 1,200 employees	54	0	May 2022
India	Bangalore	New office building for approx. 4,000 employees	84	0	December 2024
Japan	Tokyo	New office building for approx. 1,500 employees	29	0	August 2022
United States	Seattle	New office building for approx. 1,850 employees	52	37	January 2021

For more information about planned investment expenditures, see the Investment Goals section. There were no material divestitures of facilities within the reporting period.

Principal Investments and Divestitures for the Last Three Years

Our principal investments for property, plant, and equipment (other than from business combinations) amounted to €1,006 million in 2020 (2019: €1,067 million; 2018: €1,302 million). Principal investments in 2020 for property, plant, and equipment decreased compared to 2019. Those investments decreased from 2019 to 2018 as well. In 2020 and 2019 the investments relate primarily to replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers.

Our investments for intangible assets such as acquired technologies and customer relationships amounted to €314 million in 2020 compared to €1,954 million in 2019 (2018: €791 million). Our investments allocated to goodwill decreased to €417 million in 2020 from €5,014 million in 2019 (2018: €1,620 million). The decrease in 2020 mainly results from the Emarsys acquisition that was substantially smaller than the Qualtrics acquisition in 2019 (see Note (D.1) for additional information). For further details on investments related to acquisitions, see Notes (D.2) and (D.3) to our Consolidated Financial Statements.

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

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

-      the factors that we believe impacted our performance in 2020;

-      our outlook for 2020 compared to our 2020 actual performance (non-IFRS);

-      a discussion of our operating results for 2020 compared to 2019 and for 2019 compared to 2018;

-      the factors that we believe will impact our performance in 2021; and

-      our financial targets and prospects.

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors” and “Item 18. Financial Statements.”

Economy and the Market

Worldwide economic activity showed a sharp decline in the first half of 2020 due to the COVID-19 pandemic. It then rebounded strongly in the third quarter and continued growth in the fourth. That is how the European Central Bank (ECB) summarizes the year in its December 2020 Economic Bulletin.1 Advanced economies in particular deployed generous policy support at the peak of the pandemic to prop up private consumption, which allowed for the economic recovery in the third quarter. Emerging market economies, on the other hand, benefited from the resulting recovery in external demand, says the ECB.

The EMEA region suffered an unprecedented economic contraction in the second quarter, but the rebound in economic activity in the third quarter was stronger than expected, reports the ECB. This was the case particularly in the euro area, even though economic activity there remained well below pre-pandemic levels. However, the increase in infection rates and the new restrictions on social interaction and mobility significantly constrained the euro area economy again in the fourth quarter of 2020. Throughout the year, sectors performed unevenly, with the services sector more adversely affected than the industrial sector. In central and eastern Europe and Russia, real GDP rebounded in the third quarter when production normalized amid the easing of containment measures. Towards the end of the year, the ECB's indicators for those countries tightened and economic growth slowed again.

In the Americas region, reports the ECB, real GDP in the United States increased in the third quarter as well, driven by a strong recovery in consumption and investment, but did not reach pre-pandemic levels. However, the resurgence of COVID-19 infections and fading fiscal stimulus curbed development of the U.S. economy afterwards. Brazil opted to limit containment measures and instead featured strong monetary and fiscal support measures that were among the largest in Latin America. Thus, the economy rebounded from around the middle of the year, but the severity of the pandemic itself intensified further.

As for the Asia Pacific Japan (APJ) region, domestic and external demand temporarily supported economic recovery in Japan in the third quarter of 2020, yet the pace of expansion decelerated overall, says the ECB. The economic recovery in China, on the other hand, was swift and even broadened to the service sector. After a sharp rebound in the second quarter, China's GDP expanded at a moderate pace in the third and fourth quarter, driven by private investment and consumption. According to the ECB, China was the only large economy to record economic growth in 2020.

The IT Market

In 2020, the COVID-19 pandemic fundamentally changed the business landscape worldwide and accelerated the shift to digital, says International Data Corporation (IDC), a U.S.-based market research firm.2 It was crucial for enterprises to drastically increase their resilience to overcome the disruptions. For this, it turned out to be vital that enterprises broaden their digital capabilities, innovate, and adjust operations and processes.3 That is why, according to IDC, global spending on digital transformation technologies and services grew 10.4% in 2020 to $1.3 trillion, while overall IT spending declined 5.1% to $2.25 trillion.3

Faced with the need to accelerate their transformation, many enterprises had to shortcut their IT protocols to get digital solutions into place during the pandemic, reports IDC.2 At the same time, this rapid innovation had to happen without incurring overall incremental costs. Therefore, while solving immediate problems, this approach created technical debt: infrastructure and systems became less robust, flexible, and scalable than IT solutions would be otherwise. At the end of 2020, it was already foreseeable that these interim solutions would need to be improved when the current pandemic situation had passed.

However, it became abundantly clear in 2020 that developing a digital business at record speed does not work with traditional, linear processes starting and ending in an organization. Instead – and especially in the long run – according to IDC2, digital businesses require a shift toward platform-based, data driven value chains. Applications and data stretching from edge to network and core, the Internet of Things (IoT), mobile devices, artificial intelligence (AI), and machine learning turned out to be crucial elements of digital transformation. For sustained success in these outstanding circumstances, enterprises need to combine historical data with data from enterprise systems and with global information, and connect that data with external partner ecosystems, describes IDC.

In this context, cloud turned out to be much more than an alternative IT purchasing model which buyers had all too often regarded it as before. Instead, in 2020, it was adopted by more and more businesses as both a technology platform and an operational model, reports IDC.4 Cloud-centric operating models became integral components of many enterprises’ IT environments: They facilitated flexibility and resilience in the face of the pandemic, delivered infrastructure, application, and data resources to edge locations, and allowed enterprises to react rapidly to customer and end-user demands.

Furthermore, companies increasingly used their cloud settings to develop new apps in-house (over 42% of all new apps developed in 2020, according to IDC).3 Many even found new business opportunities by commercializing the software they had developed internally to address problems resulting from the pandemic.

Sources:

1	European Central Bank, Economic Bulletin, Issue 8/2020, Publication Date: January 7, 2021 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202008.en.pdf)
2	IDC FutureScape: Worldwide IT Industry 2021 Predictions, Doc #US46942020, October 2020
3	IDC FutureScape: Worldwide Future of Digital Transformation 2021 Predictions, Doc #US46417320, October 2020
4	IDC FutureScape: Worldwide Cloud 2021 Predictions, Doc #US46420120, October 2020

Impact on SAP

The COVID-19 pandemic was an accelerator for transformation. Customers were looking to move to the cloud faster, for greater resiliency and agility, and SAP responded, providing the technology and expertise to help its customers migrate their existing IT environments to the cloud and truly transform their businesses end-to-end. A promising development in the first and second quarter was overshadowed by the first noticeable impact of the pandemic on SAP’s business performance in the third quarter. Yet performance sequentially improved in the fourth quarter even as the COVID-19 situation persisted and lockdowns were reintroduced in many regions – with continued high demand for e-commerce, SAP Business Technology Platform, and Qualtrics solutions producing a strong finish to the year for SAP’s cloud business. SAP also saw strong early acceptance of its new holistic business transformation offering RISE with SAP among pilot customers, contributing to the cloud performance in the fourth quarter.

Throughout the COVID-19 pandemic, SAP continued to serve its customers with an embedded virtual sales and remote implementation strategy. The Company continued with a disciplined approach to hiring and discretionary spend while capturing natural savings such as from lower travel, facility-related costs, and virtual instead of physical events. In combination with the strong topline performance, these actions drove higher operating profit (IFRS and non-IFRS at constant currencies) and operating margin despite the challenging macro environment.

Performance Against Our Outlook for 2020 (Non-IFRS)

As in previous years, our 2020 operating profit-related goals and published outlook were based on our non-IFRS financial measures at constant currencies. For this reason, in the following section we discuss performance against our outlook only in terms of non-IFRS numbers (at constant currencies) derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of the International Financial Reporting Standards (IFRS), so the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2020 (Non-IFRS)

The initial outlook for 2020, updated on April 21, 2020 (for more information, see the table “Comparison of Outlook and Results for 2020”), is based on the assumption that the difficult market environment, characterized by weak demand due to the COVID-19 pandemic, would deteriorate into the second quarter before gradually improving in the third and fourth quarters as countries reopened their economies and lockdowns ended. In this context, we anticipated non-IFRS cloud revenue in a range of €8.3 billion to €8.7 billion, and cloud and software revenue in a range of €23.4 billion to €24.0 billion. We expected total revenue to range between €27.8 billion and €28.5 billion, with more predictable revenue anticipated to make up 72% of this result. Furthermore, we projected our full-year 2020 operating profit (non-IFRS) would end between €8.1 billion and €8.7 billion.

In July 2020, we adjusted our outlook for the effective tax rate (IFRS) to between 28.5% and 29.5% and for the effective tax rate (non-IFRS) to between 27.5% and 28.5%. The increase in comparison to the previous outlook mainly resulted from changes in taxes for prior years.

In our quarterly statement published on October 25, 2020, we revised our outlook again to reflect the restrictions that had been placed on public and economic life during the ongoing pandemic. Further, and for the same reasons, we no longer expected to see a significant recovery in SAP Concur revenues in the remaining months of the year.

In October 2020, we therefore adjusted our projection for cloud revenue downward to range between €8.0 billion and €8.2 billion, which represented a growth rate of 14% to 17% at constant currencies. In addition, the Company then anticipated cloud and software revenue of between €23.1 billion and €23.6 billion. This range represented a growth rate of 0% to 2%. We also expected total revenue of between €27.2 billion to €27.8 billion, which represented a growth rate of –2% to 1% at constant currencies and assumed a share of more predictable revenue of 72%. We also set a target range of €8.1 billion to €8.5 billion for our operating profit, which represented a growth rate of –1% to 4% at constant currencies. We expected a full-year 2020 effective tax rate (IFRS) of 27.0% to 28.0% and an effective tax rate (non-IFRS) of 26.5% to 27.5%.

2020 Actual Revenue and Profit Performance Compared to Outlook (Non-IFRS)

On the revenue side, we exceeded the outlook adjusted in October 2020, and on the operating profit side, we reached the upper end of the guidance.

Comparison of Outlook and Results for 2020

		Outlook for 2020	Revised Outlook	Revised Outlook	Revised Outlook
	Results	( Integrated Report	for 2020	for 2020	for 2020	Results
	for 2019	2019)	(Q1 Quarterly Statement)	(Half-Year Report)	(Q3 Quarterly Statement)	for 2020
Cloud revenue	€7.01 billion	€8.7 billion	€8.3 billion	€8.3 billion	€8.0 billion	€8.24 billion
(non-IFRS, at constant currencies)		to €9.0 billion	to €8.7 billion	to €8.7 billion	to €8.2 billion
Cloud and software revenue	€23.09 billion	€24.7 billion	€23.4 billion	€23.4 billion	€23.1 billion	€23.72 billion
(non-IFRS, at constant currencies)		to €25.1 billion	to €24.0 billion	to €24.0 billion	to €23.6 billion
Total revenue	€27.63 billion	€29.2 billion	€27.8 billion	€27.8 billion	€27.2 billion	€27.90 billion
(non-IFRS, at constant currencies)		to €29.7 billion	to €28.5 billion	to €28.5 billion	to €27.8 billion
Operating profit	€8.21 billion	€8.9 billion	€8.1 billion	€8.1 billion	€8.1 billion	€8.50 billion
(non-IFRS, at constant currencies)		to €9.3 billion	to €8.7 billion	to €8.7 billion	to €8.5 billion
Share of predictable revenue	67%	70%	72%	72%	72%	72%
Effective tax rate (IFRS)	26.7%	27.0% to 28.0%	27.0% to 28.0%	28.5% to 29.5%	27.0% to 28.0%	26.8%
Effective tax rate (non-IFRS)	26.2%	26.5% to 27.5%	26.5% to 27.5%	27.5% to 28.5%	26.5% to 27.5%	26.5%

In a global economic situation severely shaken by the COVID-19 pandemic, demand for our solutions and services was lower than expected in 2020. New and existing customers nevertheless continued to show a strong willingness to digitally transform their business processes with SAP and thus emerge from the situation with success.

Our current cloud backlog (contractually committed cloud revenue we expect to recognize over the upcoming 12 months) reached €7.61 billion at constant currencies (€7.15 billion at actual currencies; 2019: €6.68 billion). This was an increase of 14% on a constant currency basis.

At constant currencies, the resulting non-IFRS cloud revenue grew from €7.01 billion in 2019 to €8.24 billion in 2020 and therefore ended above our guidance range of €8.0 billion to €8.2 billion. That represented an increase of 18% at constant currencies.

Cloud and software revenue (non-IFRS) grew 3% at constant currencies to €23.72 billion (2019: €23.09 billion), and thus ended above our range forecasted for 2020 of €23.1 billion to €23.6 billion.

Thanks to the strong increase in cloud business described above, we were able to increase the share of more predictable revenue by 4.4pp to 72% (2019: 67%). As such, our total revenue (non-IFRS) increased slightly despite a decline in software license business as a result of the COVID-19 pandemic.

Total revenue (non-IFRS) on a constant currency basis rose 1% in 2020 to €27.90 billion (2019: €27.63 billion), thus exceeding the guidance for 2020 that had been amended in October (€27.2 billion to €27.8 billion).

Operating expenses (non-IFRS) in 2020 on a constant currency basis remained constant at €19.39 billion (2019: €19.43 billion). Not only did we demonstrate cost discipline in 2020 when it came to discretionary spend and employee hiring, we cut costs naturally through less travel, lower facility-related costs, and virtual rather than physical events. This enabled us to keep our 2020 operating expenses at the previous year’s level.

Our expense base in 2020 was impacted by our transformation to a fast-growing cloud business. In our outlook for 2020, we expected to see an increasing cloud gross margin. The cloud gross margin for 2020 was 70%, an increase of 1.4pp on a constant currency basis year over year. The gross margin improvement was due to the increasing efficiency in the operation of our offerings as we continued to invest in the cloud.

All cloud gross margins on our various cloud offerings developed positively in 2020:

The cloud gross margin (non-IFRS) on our “Intelligent Spend” offerings improved slightly by 0.8pp (on a constant currency basis), resulting in 79% for 2020 (2019: 78%).

The cloud gross margin (non-IFRS) on our “infrastructure as a service” (IaaS) cloud offering continued to develop well in 2020, improving 4.9pp on a constant currency basis to achieve a cloud gross margin (non-IFRS) of 34% for the full year.

Profitability in our “software as a service/platform as a service” (SaaS/PaaS) cloud offerings was 71% at constant currencies (non-IFRS) for 2020. Despite ongoing investments in the further development and harmonization in the operation of our various SaaS/PaaS offerings on a single platform, we were able to increase the gross margin by 2.3pp.

We saw efficiency improvements in both our cloud and traditional on-premise business, which drove continued operating profit expansion.

Non-IFRS operating profit in 2020 was €8.50 billion on a constant currency basis (2019: €8.21 billion), reflecting an increase of 4%. As a result, we were able to surpass our excellent results from 2018 and 2019, despite our continued investment in our business transformation during the reporting year. The positive development of our operating profit was largely influenced by investment decisions focused on customers and products which, among other things, resulted in an increase in our overall headcount by 2,100 full-time equivalents or FTEs (1,319 thereof organic), primarily in research and development. With these additional resources, we made targeted investments in our innovation areas and growth markets. Thus, constant currency non-IFRS operating profit amounting to €8.50 billion was at the top end of the target range adjusted in October (€8.1 billion to €8.5 billion).

We achieved an effective tax rate (IFRS) of 26.8% and an effective tax rate (non-IFRS) of 26.5%, which is slightly below the adjusted outlook of 27.0% to 28.0% (IFRS) and at the lower end of the range of 26.5% to 27.5% (non-IFRS).

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures.

Our 2020 Results Compared to Our 2019 Results (IFRS)

Revenue

Total Revenue

Total revenue decreased from €27,553 million in 2019 to €27,338 million in 2020, representing a decrease of €215 million, or 1%.

Cloud and software revenue represented 85% of total revenue in 2020 (2019: 84%). Service revenue decreased 9% from €4,541 million in 2019 to €4,110 million in 2020, which was 15% of total revenue (2019: 16%).

Revenue by Revenue Type

For more information about our regional performance, see the Revenue by Region section.

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

Cloud and software revenue grew from €23,012 million in 2019 to €23,228 million in 2020, an increase of 1%.

Cloud and Software

Cloud revenue increased by €1,148 million, or 17%, from €6,933 million in 2019 to €8,080 million in 2020. Continued lower transactional revenues, particularly in SAP Concur business, negatively impacted cloud growth.

Cloud Revenue

Our software licenses revenue declined by €891 million from €4,533 million in 2019 to €3,642 million in 2020. Our customer base continued to expand in 2020. Based on the number of contracts concluded, 11% of the orders we received for software licenses in 2020 were from new customers (2019: 13%). The total value of software licenses orders received decreased 20% year over year. The total number of contracts signed for new software licenses decreased by 13% to 45,616 (2019: 52,584), with an average order value of €82 thousand in 2020 (2019: €87 thousand). Of all our software licenses orders received in 2020, 30% were attributable to deals worth more than €5 million (2019: 32%), while 36% were attributable to deals worth less than €1 million (2019: 35%).

Our stable customer base, demand for our software throughout 2020 and the previous years, the accelerated cloud transition of our customers, and unfavorable changes in currency exchange rates resulted in support revenue of €11,506 million in 2020 (2019: €11,547 million). The SAP Enterprise Support offering was the largest contributor to our software support revenue.

Software licenses and software support revenue decreased by €932 million, or 6%, from €16,080 million in 2019 to €15,148 million in 2020.

We define more predictable revenue as the sum of our cloud revenue and our software support revenue. Compared to the previous year, our more predictable revenue increased from €18,480 million in 2019 to €19,586 million in 2020. This reflects a rise of 6%. More predictable revenue accounted for 72% of our total revenue in 2020 (2019: 67%).

More Predictable Revenue

Services Revenue

Services revenue combines revenue from consulting services, premium support services, and other services such as training services. Consulting services primarily relate to the implementation of our cloud and on-premise software products. Our premium support offering consists of high-end support services tailored to customer requirements.

Services revenue decreased €431 million, or 9%, from €4,541 million in 2019 to €4,110 million in 2020. The revenue decrease was caused mainly by the investment decisions on some major customer projects and COVID-19-related limitations in personal contacts.

Consulting revenue and premium support revenue decreased by €288 million, or 8%, from €3,696 million in 2019 to €3,408 million in 2020. In 2020, consulting and premium support revenue contributed 83% of the total services revenue (2019: 81%) and 12% of total revenue (2019: 13%).

Revenue from other services decreased by €143 million, or 17%, to €702 million in 2020 (2019: €845 million).

For more information about the development of our Services segment, see the Segment Information section.

Revenue by Region

(based on customer location)

EMEA Region

In 2020, the EMEA region generated €12,067 million in revenue (2019: €12,105 million), which was 44% of total revenue (2019 44%). Revenue in Germany increased 2% to €4,015 million (2019: €3,948 million). Germany contributed 33% (2019: 33%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Switzerland, and United Kingdom. Cloud and software revenue generated in the EMEA region totaled €10,364 million (2019: €10,211 million). That was 86% of all revenue from the region (2019: 84%).

EMEA: Cloud and Software Revenue

Cloud revenue in the EMEA region rose 23% to €2,608 million in 2020 (2019: €2,115 million). Software licenses and software support revenue decreased 4% to €7,756 million in 2020 (2019: €8,096 million).

Americas Region

In 2020, 41% of our total revenue was generated in the Americas region (2019: 41%). Total revenue in the Americas region decreased 1% to €11,106 million; revenue generated in the United States increased to €9,110 million. The United States contributed 82% (2019: 81%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue decreased 5% to €1,996 million. Revenue in the remaining countries of the Americas region was generated primarily in Brazil, Canada, and Mexico. Cloud and software revenue generated in the Americas region totaled €9,239 million (2019: €9,172 million). That was 83% of all revenue from the region (2019: 82%).

Americas: Cloud and Software Revenue

Cloud revenue in the Americas region rose 13% to €4,439 million in 2020 (2019: €3,945 million). Software licenses and software support revenue amounted to €4,800 million in 2020 (2019: €5,227 million).

APJ Region

In 2020, 15% of our total revenue was generated in the APJ region (2019: 15%). Total revenue in the APJ region decreased 2% to €4,165 million. In Japan, revenue increased 11% to €1,305 million. Revenue from Japan accounted for 31% of all revenue generated in the APJ region (2019: 28%). In the remaining countries of the APJ region, revenue declined 7%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India. Cloud and software revenue in the APJ region totaled €3,625 million (2019: €3,629 million). That was 87% of all revenue from the region (2019: 85%).

APJ: Cloud and Software Revenue

Cloud revenue in the APJ region rose 18% to €1,033 million in 2020 (2019: €872 million). Software licenses and software support revenue decreased from €2,757 million in 2019 to €2,592 million in 2020. This reflects a decline of 6%.

Operating Profit and Operating Margin

SAP continued to increase its cloud revenue in 2020, despite the challenging economic conditions. Total revenue decreased slightly by 1% to €27,338 million (2019: €27,553 million), representing a decrease of €215 million.

On the other hand, our operating expenses decreased €2,366 million, or 10%, to €20,715 million (2019: €23,081 million). The main contributors to that decrease were COVID-19-related travel restrictions and the change to virtual hosting of marketing events. Our employee headcount (measured in full-time equivalents, or FTEs) grew by 2,100 FTEs year over year to 102,430.

As a result of these effects, our operating profit increased by 48% to €6,623 million (2019: €4,473 million) and our operating margin increased by 8.0pp to 24.2% (2019: 16.2%).

Operating Profit

Operating Margin

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, and customer support costs.

In 2020, the cost of cloud and software increased slightly to €4,707 million (2019: €4,692 million) and our cloud margin widened by 3.1pp from 63.5% in 2019 to 66.6% in 2020.

A 6% decrease in software licenses and software support revenue to €15,148 million (2019: €16,080 million), primarily arising from a 20% decline in software revenue, and a corresponding decrease of 7% in the software licenses and software support costs to €2,008 million (2019: €2,159 million), saw our software licenses and software support margin at 86.7% (2019: 86.6%), slightly above the prior-year level. The gross margin on cloud and software, defined as cloud and software profit as a percentage of cloud and software revenue, increased by 0.1pp in 2020 to 79.7% (2019: 79.6%).

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services and training courses, and the cost of bought-in consulting and training resources.

The services revenue decreased by 9% year over year to €4,110 million in 2020 (2019: €4,541 million). The cost of services declined 13% to €3,178 million (2019: €3,662 million). Our gross margin on services, defined as services profit as a percentage of services revenue, increased to 22.7% (2019: 19.4%). These developments are primarily due to COVID-19-related limitations in personal customer contacts and a correspondingly high remote delivery share of the consulting services. The current challenging economic environment influenced the investment decisions on some big customer projects. As our service business trends away from traditional software licensing and consulting revenue toward more subscription revenue from cloud solutions, we continue to invest by expanding capacities to meet the higher demand.

Research and Development

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors whom we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Due to growing personnel costs driven by a 7% year-over-year increase in our R&D headcount, and due to continued strategic investments, our R&D expense rose by 4% to €4,454 million in 2020 from €4,292 million in 2019. R&D expense as a percentage of total revenue thus increased to 16.3% in 2020 (2019: 15.6%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense declined 8% from €7,693 million in 2019 to €7,106 million in 2020. This decline is primarily attributable to cancelation of in-person marketing events such as SAPPHIRE NOW and lower sales-related expenses.

Accordingly, the ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased by 1.9pp in 2020 to 26.0% (2019: 27.9%).

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration, human resource, and corporate functions.

General and administration expense declined 17% from €1,629 million in 2019 to €1,356 million in 2020. This decline is primarily the result of careful cost management combined with lower infrastructure costs. The ratio of general and administration expense to total revenue declined by 1.0pp year over year to 5.0% (2019: 5.9%).

Segment Information

At the end of 2020, SAP had four reportable segments: Applications, Technology & Support; Concur; Qualtrics; and Services. For more information about our segment reporting and the changes in the composition of our reportable segments in 2020, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2), and the Performance Management System section.

Applications, Technology & Support

€ millions, unless otherwise stated		2020	2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	6,254	6,379	5,259	19	21
Cloud gross margin (in %)	65.4	65.2	62.5	2.9pp	2.7pp
Segment revenue	21,680	22,144	21,664	0	2
Segment gross margin (in %)	80.5	80.5	80.5	–0.1pp	–0.1pp
Segment profit	9,423	9,633	9,454	0	2
Segment margin (in %)	43.5	43.5	43.6	–0.2pp	–0.1pp

The Applications, Technology & Support segment recorded a strong increase in cloud revenue of 19% in 2020 (21% at constant currencies). This led to an increase of the cloud gross margin of 2.9pp (2.7pp at constant currencies) to 65.4%. Software support revenue, ending 2020 with €11,502 million, remained flat and rose slightly by 1% at constant currencies. Including software licenses revenue, which decreased by 20% (17% at constant currencies) due to the impact of the COVID-19 pandemic and the shift toward cloud revenue, the segment achieved a total software licenses and support revenue of €15,138 million. Total segment revenue, however, stayed on prior year level ending 2020 with €21,680 million and increased by 2% at constant currencies.

Overall, the share of more predictable revenue in this segment increased by 4.4pp from 77.5% in 2019 to 81.9% in 2020.

The segment’s cost of revenue remained flat compared to the prior year, ending 2020 with €4,230 million, and increased by 3% at constant currencies due to increasing efficiency in cloud operations.

Segment profit increased by 2% at constant currencies. Both, the segment gross margin as well as the segment margin decreased slightly by 0.1pp at constant currencies.

Concur

€ millions, unless otherwise stated		2020	2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	1,288	1,306	1,373	–6	–5
Cloud gross margin (in %)	88.0	87.9	86.8	1.2pp	1.1pp
Segment revenue	1,505	1,526	1,609	–6	–5
Segment gross margin (in %)	78.8	78.7	78.3	0.5pp	0.4pp
Segment profit	564	569	620	–9	-8
Segment margin (in %)	37.5	37.3	38.5	–1.0pp	–1.2pp

The Concur segment, which comprises SAP’s travel management solutions, suffered from the COVID-19 pandemic and related travel restrictions in 2020. Nevertheless, the segment was able to improve its cloud gross margin by 1.2pp (1.1pp at constant currencies) to 88.0%. While total segment revenue decreased by 6% (5% at constant currencies) to €1,505 million (2019: €1,609 million), the segment's cost of revenue decreased by 9% in 2020 (7% at constant currencies) to €319 million. As a result, the Concur segment achieved a segment gross margin of 78.8% (78.7% at constant currencies), reflecting an increase of 0.5pp (0.4pp at constant currencies).

Qualtrics

€ millions, unless otherwise stated		2020	2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	518	529	371	40	42
Cloud gross margin (in %)	91.8	91.9	91.1	0.6pp	0.7pp
Segment revenue	681	696	508	34	37
Segment gross margin (in %)	77.6	77.7	78.3	–0.6pp	–0.6pp
Segment profit	19	20	8	>100	>100
Segment margin (in %)	2.8	2.8	1.6	1.2pp	1.2pp

The Qualtrics segment, which comprises SAP’s experience management solutions, closed 2020 with a strong cloud revenue growth of 40% (42% at constant currencies). The cloud gross margin improved slightly by 0.6pp (0.7pp at constant currencies) to 91.8%. Including services revenue, the total segment revenue increased by 34% (37% at constant currencies) to €681 million. Overall, the Qualtrics segment profit was €19 million in 2020, more than double compared to the prior year (2019: €8 million). This resulted in a segment margin increase of 1.2pp.

For more information about the initial public offering of Qualtrics International Inc., see the Notes to the Consolidated Financial Statements, Note (G.8).

Services

€ millions, unless otherwise stated		2020	2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Services revenue	3,153	3,203	3,442	–8	-7
Services gross margin (in %)	32.2	32.0	27.2	5.0pp	4.7pp
Segment revenue	3,157	3,208	3,447	–8	-7
Segment gross margin (in %)	29.1	28.8	24.1	5.0pp	4.7pp
Segment profit	499	494	362	38	37
Segment margin (in %)	15.8	15.4	10.5	5.3pp	4.9pp

The Services segment was introduced in 2020, comprising major parts of SAP’s services business. In 2020, the segment recorded services revenue of €3,153 million, representing a decline of 8% (7% at constant currencies). The respective cost of services, however, decreased by 15% (13% at constant currencies) to €2,136 million. As a result, the services gross margin increased by 5.0pp (4.7pp at constant currencies) to 32.2% in 2020. This margin improvement was primarily attributable to the positive development of SAP’s consulting and premium engagement business due to COVID-19-related travel restrictions, the inability to visit the customers, and a correspondingly higher remote delivery share of the consulting services.

Overall, the segment profit and the segment margin benefitted from this development as well, ending the year with a segment profit of €499 million and a segment margin of 15.8%.

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			2020	2019	∆ in %	∆ in %
(Non-IFRS)		Actual	Constant	Actual	Actual	Constant
		Currency	Currency	Currency	Currency	Currency
	Intelligent Spend[3]	2,722	2,772	2,692	1	3
	Thereof Concur segment	1,288	1,306	1,373	–6	–5
Cloud revenue – SaaS/PaaS[1]	Other[4]	4,522	4,611	3,625	25	27
	Total	7,244	7,383	6,317	15	17
Cloud revenue – IaaS[2]		841	857	695	21	23
Cloud revenue		8,085	8,241	7,013	15	18
	Intelligent Spend[3]	78.9	78.9	78.1	0.9pp	0.8pp
	Thereof Concur segment	78.8	78.7	78.3	0.5pp	0.4pp
Cloud gross margin – SaaS/PaaS[1] (in %)	Other[4]	70.7	70.7	68.5	2.2pp	2.3pp
	Total	73.8	73.8	72.6	1.2pp	1.2pp
Cloud gross margin – IaaS[2] (in %)		34.3	33.8	28.9	5.4pp	4.9pp
Cloud gross margin (in %)		69.7	69.6	68.2	1.5pp	1.4pp

1	Software as a service/platform as a service
2	Infrastructure as a service; completely included in the Applications, Technology & Support segment
3	“Intelligent Spend” includes the Concur segment and further Intelligent Spend offerings mainly in the Applications, Technology & Support segment.
4	Other includes all other SaaS/PaaS offerings that do not belong to Intelligent Spend.

Note: The individual revenue and margin numbers for segments are disclosed on the previous pages.

Financial Income, Net

Financial income, net, changed to €776 million (2019: €198 million). Our finance income was €1,473 million (2019: €787 million) and our finance costs were €697 million (2019: €589 million).

Finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, totaling €1,360 million (2019: €596 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €179 million (2019: €207 million), negative effects from derivatives amounting to €76 million (2019: €155 million), and losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €345 million (2019: €152 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (E.3).

Income Taxes

The effective tax rate in 2020 was 26.8% (2019: 26.7%). For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Our 2019 Results Compared to Our 2018 Results (IFRS)

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

For more information about our regional performance, see the Revenue by Region section included in this chapter below.

Cloud and Software Revenue

Cloud and software revenue grew from €20,622 million in 2018 to €23,012 million in 2019, an increase of 12%.

Cloud Revenue

Cloud revenue increased from €4,993 million in 2018 to €6,933 million in 2019.

Software Licenses and Support

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

Cost of Cloud and Software

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

Research and Development Expense

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

Segment Information

The segment information below for 2019 and 2018 is presented based on the reportable segments Applications, Technology & Support, Concur, Qualtrics and Services. Since we acquired Qualtrics on January 23, 2019, financial data for the Qualtrics segment is only presented from this acquisition date onwards. For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2),and the Performance Management System section.

Applications, Technology & Support

€ millions, unless otherwise stated	2019		2018	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	5,259	5,098	3,905	35	31
Cloud gross margin (in %)	62.5	62.5	58.5	4.0pp	4.0pp
Segment revenue	21,664	21,132	19,873	9	6
Segment gross margin (in %)	80.5	80.5	81.0	–0.5pp	–0.4pp
Segment profit	9,454	9,201	8,583	10	7
Segment margin (in %)	43.6	43.5	43.2	0.4pp	0.3pp

The Applications, Technology & Support segment recorded a strong increase in cloud revenue in 2019. It was up by 35% (31% at constant currencies) to €5,259 million, primarily as a result of high demand in our Intelligent ERP solutions. Our software support revenue improved slightly in 2019. It rose 5% (3% at constant currencies) to €11,542 million. Including software licenses revenue, which remained 3% (5% at constant currencies) below the prior-year level due to the shift toward cloud revenue, we achieved a total software licenses and support revenue of €16,064 million in 2019.

Overall, the share of more predictable revenue in this segment increased 2.6pp from 74.9% in 2018 to 77.5% in 2019. The segment's cost of revenue during the same period increased 12% (9% at constant currencies) to €4,214 million (2018: €3,776 million). This increase in expenses was primarily the result of greater investment in expanding our cloud infrastructure and in providing and operating our cloud applications. The cloud gross margin nevertheless grew 4.0pp to 62.5% mainly driven by the growth in revenue whereas the overall segment margin ended the fiscal year with a growth of 0.4pp (0.3pp at constant currencies) to 43.6%.

Concur

€ millions, unless otherwise stated	2019		2018	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	1,373	1,313	1,107	24	19
Cloud gross margin (in %)	86.8	86.8	85.5	1.3pp	1.3pp
Segment revenue	1,609	1,539	1,338	20	15
Segment gross margin (in %)	78.3	78.2	76.1	2.2pp	2.1pp
Segment profit	620	590	482	29	22
Segment margin (in %)	38.5	38.4	36.0	2.5pp	2.3pp

The Concur segment was able to increase its cloud revenue in 2019 by 24% (19% at constant currencies) to €1,373 million also leading to an improvement of its cloud gross margin by 1.3pp to 86.8%. The segment’s total revenue was up by 20% (15% at constant currencies) to €1,609 million, whereas segment’s cost of revenue increased 9% in 2019 (5% at constant currencies) to €350 million. As a result, the segment’s gross margin improved by 2.2pp (2.1pp at constant currencies) to 78.3%.

The Concur segment’s profit strongly increased by 29% (22% at constant currencies). This led to an overall margin improvement of 2.5pp (2.3pp at constant currencies), ending the year 2019 with a segment margin of 38.5%.

Qualtrics

€ millions, unless otherwise stated	2019		20181)	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	371	353	NA	NA	NA
Cloud gross margin (in %)	91.1	91.1	NA	NA	NA
Segment revenue	508	483	NA	NA	NA
Segment gross margin (in %)	78.3	78.1	NA	NA	NA
Segment profit	8	9	NA	NA	NA
Segment margin (in %)	1.6	2.0	NA	NA	NA

1)	There are no prior-period numbers presented for the Qualtrics segment, since Qualtrics was acquired in 2019.

Qualtrics was acquired on January 23, 2019, as the leading provider of Experience Management (XM) solutions.

In 2019, the Qualtrics segment realized cloud revenue of €371 million (€353 million at constant currencies) with a cloud gross margin of 91.1%. Including the services revenue, total segment revenue was €508 million (€483 million at constant currencies), whereas the segment’s cost of revenue was €110 million (€106 million at constant currencies). As a result, the Qualtrics segment achieved a segment gross margin of 78.3% (78.1% at constant currencies) in 2019.

For more information about the initial public offering of Qualtrics International Inc., see the Notes to the Consolidated Financial Statements, Note (G.8).

Services

€ millions, unless otherwise stated (Non-IFRS)	2019		2018	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Services revenue	3,442	3,354	3,161	9	6
Services gross margin (in %)	27.2	26.9	24.7	2.5pp	2.1pp
Segment revenue	3,447	3,359	3,165	9	6
Segment gross margin (in %)	24.1	23.7	20.8	3.3pp	2.9pp
Segment profit	362	340	249	45	37
Segment margin (in %)	10.5	10.1	7.9	2.6pp	2.3pp

The Services segment realized services revenue of €3,442 million in 2019, representing an increase of 9% (6% at constant currencies). The respective cost of services increased by 5% (3% at constant currencies) to €2,506 million. As a result, the services gross margin was up by 2.5pp (2.1pp at constant currencies) to 27.2%. Overall, the segment profit increased by 45% (37% at constant currencies) to €362 million also driving the segment margin to improve by 2.6pp (2.3pp at constant currencies) to 10.5% in 2019.

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated			2019	2018	∆ in %	∆ in %
(Non-IFRS)		Actual	Constant	Actual	Actual	Constant
		Currency	Currency	Currency	Currency	Currency
	Intelligent Spend3)	2,692	2,584	2,184	23	18
	Thereof Concur segment	1,373	1,313	1,107	24	19
Cloud revenue – SaaS/PaaS1)	Other4)	3,625	3,516	2,355	54	49
	Total	6,317	6,100	4,539	39	34
Cloud revenue – IaaS2)		695	673	488	43	38
Cloud revenue		7,013	6,773	5,027	40	35
	Intelligent Spend3)	78.1	78.0	77.9	0.2pp	0.2pp
	Thereof Concur segment	86.8	86.8	85.5	1.3pp	1.3pp
Cloud gross margin – SaaS/PaaS1) (in %)	Other4)	68.5	68.5	59.9	8.6pp	8.6pp
	Total	72.6	72.5	68.5	4.0pp	4.0pp
Cloud gross margin – IaaS2) (in %)		28.9	28.3	12.4	16.5pp	16.0pp
Cloud gross margin (in %)		68.2	68.1	63.1	5.1pp	5.0pp

1) Software as a service/platform as a service

2) Infrastructure as a service; completely included in the Applications, Technology & Support segment.

3) Intelligent Spend includes the Concur segment and further Intelligent Spend offerings mainly included in the Applications, Technology & Support segment.

4) Other includes all other SaaS/PaaS offerings that do not belong to the Intelligent Spend.

The individual revenue and margin numbers for segments are disclosed on the previous pages.

Financial Income, Net

Financial income, net, changed to €198 million (2018: –€47 million). Our finance income was €787 million (2018: €371 million) and our finance costs were €589 million (2018: €418 million).

Finance income mainly consists of gains from disposal of equity securities and IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, totaling €596 million (2018: €227 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €207 million (2018: €106 million), negative effects from derivatives amounting to €155 million (2018: €206 million), and losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €152 million (2018: €45 million). For more information about financing instruments, see the 2019 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (E.3).

Income Taxes

The effective tax rate in 2019 was 26.7% (2018: 27.0%). For more information about income taxes, see the 2019 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (C.5).

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

Approximately 72% of our total revenue in 2020 (2019: 73%) was attributable to operations in non-euro participating countries. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange value of the euro had a unfavorable impact of €554 million on our total revenue for 2020, a favorable impact of €724 million on our total revenue for 2019 and an unfavorable impact of €1,219 million on our total revenue for 2018.

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

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2020, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Our investments in financial assets of issuers with a credit rating lower than BBB were not material in 2020.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2021 and, together with expected cash flows from operations, will support debt repayments, currently planned capital expenditure requirements, and capital returns to our shareholders over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow, to maintain flexibility, and/or limit repayment risk.

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

Capital returns in addition to SAP’s regular dividend policy will be decided on an annual basis in line with SAP’s capital allocation priorities, market conditions, company performance, and other factors.

Financial Debts

Financial debt is defined as the nominal volume of bank loans, commercial papers, private placements, and bonds.

Maturity Profile of Financial Debts

Nominal volume of financial debt on December 31, 2020, included amounts in euros (€12,329 million) and U.S. dollars (€955 million). On December 31, 2020, approximately 58% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

For information about the intended repayments, see the goals for liquidity and finance in the Financial Targets and Prospects section.

Financial Debt by Instrument

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Cash Flows and Liquidity

2020 Actual Cash Flow and Liquidity Performance Compared to Outlook

We met or exceeded the revised outlook for 2020 that we published in October 2020.

€ billions	Results 2019	Outlook	Revised Outlook (Quarterly Statement)			Results 2020
		(Integrated Report 2019)
			Q1	Q2	Q3
Operating cash flows	3.5	Around 6	Around 5	Above 5.0	Around 6.0	7.2
Free cash flow	2.3	Around 4.5	Around 3.5	Around 4.0	Above 4.5	6.0
Restructuring payouts	-0.9	Lower				-0.2
Income taxes payouts	-2.3	Lower extraordinary				-1.2
Net debt (–)	-8.3	Around –7				-6.5
Ratio of net debt divided by operating profit plus depreciation and amortization	1.3	<0.9				0.8

Group Liquidity and Net Debt

€ millions	2020	2019	∆
Cash and cash equivalents	5,311	5,314	-4
Current time deposits and debt securities	1,470	67	1,402
Group liquidity	6,781	5,382	1,399
Current financial debt	-1,482	-2,529	1,046
Non-current financial debt	-11,801	-11,139	-662
Financial debt	-13,283	-13,668	384
Net debt (–)	-6,503	-8,286	1,783
Lease liability	-2,120	-2,203	83
Net debt including lease liability	-8,623	-10,489	1,866

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months, and remaining maturities of less than one year included in other financial assets) as reported in our Consolidated Financial Statements. Group liquidity on December 31, 2020, primarily comprised amounts in euros and U.S. dollars.

The increase in group liquidity compared to 2019 was mainly due to the cash inflows from our operations.

Net debt is financial debt less group liquidity. For more information about our liquidity, see the Notes to the Consolidated Financial Statements, Note (E.3).

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Development of Net Debt

Analysis of Consolidated Statements of Cash Flows

€ millions	Years ended December 31,			∆ in %	∆ in %
	2020	2019	2018	2020 vs. 2019	2019 vs. 2018
Net cash flows from operating activities	7,194	3,496	4,303	>100	-19
Net cash flows from investing activities	-2,986	-7,021	-3,066	-57	>100
Net cash flows from financing activities	-3,997	102	3,283	<-100	-97

Analysis of Consolidated Statements of Cash Flows: 2020 compared to 2019

In 2020, cash inflows from operating activities increased by €3,699 million to €7,194 million (2019: €3,496 million). This is particularly due to an increase in cash collected from customer contracts, lower income tax payments (€1.2 billion in 2020 compared to €2.3 billion in 2019), lower payments related to restructuring (€0.2 billion in 2020 versus €0.9 billion in 2019), and lower interest paid, net payments (€0.1 billion in 2020 compared to €0.2 billion in 2019). Our DSO for receivables, defined as the average number of days from the raised invoice to cash receipt from the customer, increased in 2020 to 78 days (2019: 71 days).

Cash outflows from investing activities were €2,986 million in 2020 (2019: €7,021 million). We paid, net of cash received, a total of €0.6 billion mainly for the Emarsys acquisition in 2020, compared to €6.1 billion mainly for the Qualtrics acquisition in 2019. Capital expenditure on intangible assets and property, plant, and equipment remained at a comparable level.

In 2020, free cash flow more than doubled to €6,000 million (2019: €2,276 million). The free cash flow conversion rate, defined as free cash flow as a percentage of profit after tax, increased to 114% compared to 68% in 2019.

Net cash outflows from financing activities were €3,997 million in 2020, compared to €102 million in cash inflows in 2019. The buyback of treasury shares with a volume of €1.5 billion in 2020 is included herein. Apart from the buyback of treasury shares, cash outflows in 2020 resulted from repayments of €1.15 billion in Eurobonds, the repayment of €0.75 billion in the acquisition term loan for Qualtrics, which was drawn in 2019, and US$0.29 billion in U.S. private placements when they matured. Further, we repaid €0.17 billion of a commercial paper program (Commercial Paper) that we launched in 2019. In 2020, we issued €2.0 billion in Eurobonds. The cash outflows in 2019 resulted from repayments of €0.75 billion in Eurobonds when they matured.

The dividend payment of €1,864 million made in 2020 exceeded the respective amount of €1,790 million paid in the prior year, while the dividend paid per share increased from €1.50 to €1.58.

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

Cash outflows from investing activities were €7,021 million in 2019 (2018: €3,066 million). We paid, net of cash received, a total of €6.1 billion for the Qualtrics acquisition in 2019, compared to €2.1 billion in 2018, mainly for Callidus. Instead of investing in the expansion of our data centers, there was a strong focus on improving capacity utilization, resulting in a decrease in capital expenditures on purchases of intangible assets and property, plant, and equipment by €642 million to €817 million. For more information about current and planned capital expenditures, see Item 4. Description of Property - Investments and the Investment Goals section.

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

As at December 31, 2020, SAP SE had additional available credit facilities totaling €433 million. Several other SAP entities have credit facilities available that allow them to borrow funds at prevailing interest rates.

Resulting from the acquisition of Qualtrics, a term loan of €1.25 billion was still outstanding on December 31, 2020. The amount can be flexibly repaid until maturity of the loan on January 23, 2022.

Off-Balance Sheet Arrangements

We do not believe we have forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

Contractual Obligations

The table below presents our on- and off-balance sheet contractual obligations as of December 31, 2020:

Contractual Obligations	Payments due by period
		Less than			More than
€ millions	Total	1 year	1-3 years	3-5 years	5 years
Lease liabilities1)	2,361	426	621	383	931
Other financial liabilities1)	14,384	1,982	4,340	2,129	5,933
Derivative financial liabilities1)	70	63	4	3	0
Purchase obligations2)	3,791	975	1,400	970	445
Capital contribution commitments2)	237	237	0	0	0
Other non-current non-financial liabilities3)	770	0	523	40	207
Total	21,613	3,683	6,888	3,526	7,516

1) Excludes certain low-value and short-term leases as mentioned in Note (D.5). For more information on lease liabilities, other financial liabilities and derivative financial liabilities see Notes (E.3) and (F.1) to our Consolidated Financial Statements.

2) See Notes (D.6) and (D.8) to our Consolidated Financial Statements for additional information about capital contribution commitments and purchase obligations. Our expected contributions to our pension and other post-employment benefit plans are not included in the table above. For more information on these contributions see Note (B.4) to our Consolidated Financial Statements.

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

Obligations under Indemnifications and Guarantees

Our software license agreements and our cloud subscription agreements generally include certain provisions for indemnifying customers against liabilities if our software products infringe a third party’s intellectual property rights. In addition, we occasionally provide function or performance guarantees in routine consulting contracts and development arrangements. We also generally provide a six to twelve-month warranty on our software and a subscription-length warranty on cloud services with a 90 day claim cut off. Our warranty liability is included in other provisions. For more information on other provisions see Notes (A.4), (B.5), and (B.6) to our Consolidated Financial Statements. For more information on obligations and contingent liabilities refer to Notes (A.4), (D.6), (D.8) and (G.3) in our Consolidated Financial Statements.

Research and Development

For information on our R&D activities see “Item 4. Information about SAP — Products, Research & Development, and Services.” For information on our R&D costs see “Item 5. Operating and Financial Review and Prospects — Operating Results (IFRS)” and for information related to our R&D employees see Note (B.1) to our Consolidated Financial Statements.

Critical Accounting Estimates

See Note (IN.1) to our Consolidated Financial Statements for the discussion on our critical accounting estimates and critical accounting policies.

New Accounting Standards not yet Adopted

See Note (IN.1) to our Consolidated Financial Statements for our discussion on new accounting standards not yet adopted.

Expected Developments

Future Trends in the Global Economy

A number of headwinds cloud the near-term outlook for the global economy, states the European Central Bank (ECB) in its December 2020 Economic Bulletin.1 The most significant among these are the renewed containment measures in response to rising numbers of COVID-19 infections, although these measures are expected to be more targeted and less disruptive to economic activity than those implemented during earlier stages of the pandemic. Furthermore, the unwinding of government support might negatively affect economic growth in 2021, particularly in advanced economies, the ECB predicts.

On the other hand, effective medical solutions such as vaccines against the coronavirus may become increasingly available, allowing for a gradual relaxation of the containment measures and thus triggering financial market optimism in the latter half of 2021. Overall, the ECB expects global economic growth to rebound in 2021 and achieve moderate growth again in 2022 and 2023. However, the pace of recovery will likely vary across regions, with emerging market economies projected to make the largest contribution in this regard.

Economic developments in the EMEA region will most likely remain uneven across countries and sectors. In the euro area, the ECB forecasts that weaker corporate balance sheets and uncertainty about the economic outlook could weigh on business investment. Nevertheless, over the medium term, containment measures will probably come to an end. Favorable financing conditions and an expansionary fiscal stance might then support the recovery of the euro area economy. In central and eastern Europe, the ECB expects economic recovery to come to a halt until early 2021 due to the worsening pandemic situation. Thereafter, the easing of restrictions together with fiscal and monetary measures could revive growth, which might however remain below its year-end 2019 level until early 2022. In Russia, the pace of recovery in 2021 could slow further amid an ongoing high number of infections and reduced room for fiscal support, says the ECB.

Regarding the Americas region, the resurgence of COVID-19 infections and fading fiscal stimulus impair the near-term outlook in the United States. In Brazil, according to the ECB, elevated infection rates and limited fiscal space might drag on investment and consumption in the short and medium term, ultimately moderating the path of economic recovery.

As for the APJ region, the ECB expects the economic recovery in Japan to continue in 2021, albeit at a moderate pace. A third supplementary budget for the fiscal year 2020 should provide some additional support in the coming months. China, on the other hand, could account for about half of the region’s post-pandemic recovery, reflecting the country’s role in supplying medical and technology goods worldwide, says the ECB.

With regard to growth rates, the International Monetary Fund (IMF) projects the following economic trends for the mid-term horizon until the end of 2021:

Economic Trends

GDP Growth Year Over Year

%	2019	2020p	2021p
World	2.8	-3.5	5.5
Advanced Economies	1.6	-4.9	4.3
Emerging Markets and Developing Economies	3.6	-2.4	6.3
Regions (according to IMF taxonomy)
Euro Area	1.3	-7.2	4.2
Germany	0.6	-5.4	3.5
Emerging and Developing Europe	2.2	-2.8	4.0
Middle East and Central Asia	1.4	-3.2	3.0
Sub-Saharan Africa	3.2	-2.6	3.2
United States	2.2	-3.4	5.1
Canada	1.9	-5.5	3.6
Latin America and the Caribbean	0.2	-7.4	4.1
Japan	0.3	-5.1	3.1
Emerging and Developing Asia	5.4	-1.1	8.3
China	6.0	2.3	8.1

p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2021, Policy Support and Vaccines Expected to Lift Activity (https://www.imf.org/-/media/Files/Publications/WEO/2021/Update/January/English/text.ashx), p. 4.

The IT Market:

Outlook for 2021 and Beyond

While the ECB’s outlook for the global economy in the immediate future is not very optimistic, International Data Corporation (IDC), a U.S.-based market research firm, suggests a more positive outlook for the global IT market. Shaken by the COVID-19 pandemic experience, organizations are rethinking what their future will look like and what it will take for them to thrive in a changed business landscape. In a current IDC study, 60% of organizations report that they are planning to focus on new business and operating models following the pandemic.2

With these plans comes a strong focus on digital technologies for remote access and communications. That is because these technologies can lead enterprises safely through lockdowns, movement restrictions, social distancing, and supply disruptions, should this become necessary again. Fueled by the pandemic, products, services, and relationships might therefore shift from face-to-face to digital permanently. According to IDC, 65% of global GDP will be digitalized by 2022,2 with enterprises not only introducing new applications but also modernizing over half of their existing installations by then to gain business agility.4

This transition will require IT to evolve from a service provider to an element deeply integrated into core processes.3 To IDC, this means that organizations will use IT to effectively transform data into insight and deliver lessons learned and predictions that improve decision-making and resilience. However, IDC also identifies an ethical dimension in advancing competitiveness through artificial intelligence (AI) and the governance of data.2

For the coming years, resulting from these pandemic-driven new realities in a digital economy, IDC describes two main long-term, sustainable trends: platform thinking and the cloud shift. By the end of 2021, therefore, most enterprises (80%) will shift to cloud-centric infrastructures and applications twice as fast as compared to their pre-pandemic strategies. By 2024, the adoption of cloud-native architectures for core business applications might multiply by five.2

Over the same period, 25% of organizations will further expand their cloud platforms to improve their business agility,4 according to IDC, and use cloud applications not only for integrating edge data but also for industry- and ecosystem-wide data sharing, paving the way for commercializing internally developed software.3 As a result, software co-developed and owned by an industry consortium might displace 15% of the current enterprise application market by 2025, projects IDC.2

Sources:

1	European Central Bank, Economic Bulletin, Issue 8/2020, Publication Date: January 7, 2021 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202008.en.pdf)
2	IDC FutureScape: Worldwide IT Industry 2021 Predictions, Doc #US46942020, October 2020
3	IDC FutureScape: Worldwide Future of Digital Transformation 2021 Predictions, Doc #US46417320, October 2020
4	IDC FutureScape: Worldwide Cloud 2021 Predictions, Doc #US46420120, October 2020

Impact on SAP

SAP continues to be a key technology partner in helping customers and the broader community address challenges related to the COVID-19 pandemic. Despite the current macroeconomic uncertainties caused by the pandemic, the majority of SAP customers are taking advantage of the digital transformation to transform their business models, increase market share, and increase efficiency.

With our new RISE with SAP offering, we took a strategic step forward to accelerate the business transformation of our customers to the cloud to help make them more successful, become more agile, and improve resiliency. Furthermore, the faster adoption of new technologies and innovations helps enable our customers to differentiate better, increase competitiveness, and develop new business models.

This offering aligns well with the observed market shift to a stronger cloud adoption and platform adoption. In addition, our strategic cooperation projects with technology leaders as well as industry alliances in dedicated verticals aims to strengthen SAP’s ecosystem and to create new market opportunities in the future.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

Outlook 2021

SAP provides the following full-year 2021 outlook reflecting its solid business momentum and best estimates concerning the timing and pace of recovery from the COVID-19 pandemic. This outlook assumes the pandemic will begin to recede as vaccine programs roll out globally, leading to a gradually improving demand environment in the second half of 2021.

–	SAP expects non-IFRS cloud revenue of between €9.1 billion and €9.5 billion at constant currencies (2020: €8.09 billion), up 13% to 18% at constant currencies.
–

SAP expects non-IFRS cloud and software revenue of between €23.3 billion and €23.8 billion at constant currencies (2020 €23.23 billion), representing a growth rate of flat to 2% at constant currencies.

–	SAP expects non-IFRS operating profit of between €7.8 billion and €8.2 billion at constant currencies (2020: €8.28 billion), down 1% to 6% at constant currencies.
–	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 75% (2020: 72%).

We expect CCB to grow at a moderately higher rate than non-IFRS cloud revenue in 2021 reflecting customers’ accelerating transformation into the cloud. Non-IFRS cloud revenue is expected to reach approximately three times the amount of non-IFRS software license revenue.

While SAP’s full-year 2021 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the full-year 2021 expected currency impacts. These currency expectations for the full-year 2021 are based on the December 2020 level.

In percentage points (pp)	2021
Cloud subscriptions and support	–3pp to –5pp
Cloud and software	–2pp to –4pp
Operating profit	–2pp to –4pp

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

Non-IFRS Measures

€ millions	Estimated	Actual
	Amounts for	Amounts for
	2021	2020
Revenue adjustments	0-30	5
Share-based payment expenses	2,000-2,500	1,084
Acquisition-related charges	540-640	577
Restructuring	150-200	-3

The Company expects a full-year 2021 effective tax rate (IFRS) of 27.5% to 28.5% (2020: 26.8%) and an effective tax rate (non-IFRS) of 24.5% to 25.5% (2020: 26.5%). The difference between the effective tax rate (IFRS) and the effective tax rate (non-IFRS) results from tax effects on non-deductible expenses for share-based payments, which are only recognized under IFRS.

Proposed Dividend

In line with our dividend policy of distributing at least a dividend totaling 40% or more of the prior year’s profit after tax, we intend to pay a dividend of €1.85 per share (subject to shareholder approval at the Annual General Shareholders Meeting in May 2021). For more information, see the Financial Performance: Review and Analysis section.

Medium-Term Prospects

In this section, all numbers are based exclusively on non-IFRS measures.

SAP expects to grow its more predictable revenue while steadily increasing operating profit. Our strategic objectives are focused primarily on our main financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

On October 25, 2020, we replaced our previous midterm ambition issued on April 24, 2019, with a new 2025 ambition. The midterm ambition reflects the following factors:

–	Changes in currency exchange rates (as at October 2020) which translated to a negative 3% to 4% effect on revenue and operating profit since April 2019
–	The COVID-19 pandemic is expected to impact the demand environment, particularly in hard-hit industries, through at least the first half of 2021, pushing out the achievement of key metrics such as non-IFRS cloud revenue, total revenue, and operating profit, by one to two years.
–	The acceleration of customers’ move to the cloud and subsequent business transformations
–	The accelerated harmonization of SAP’s cloud delivery infrastructure, which is expected to require an incremental investment of a mid-triple-digit million euro amount over the course of 2021 and 2022

As a consequence of SAP’s accelerated cloud transition, the Company expects software licenses revenue to continue to trend lower from 2020 levels. In addition to other margin effects, specifically the accelerated cloud transition and the subsequent business transformations are expected to negatively impact the 2023 operating margin by approximately 4pp to 5pp relative to the previous midterm ambition. Additionally, we expect to modestly increase our non-IFRS cloud gross margins in 2021 and 2022 and expect a significant step-up as of 2023 due to expected efficiency gains.

Also, we expect the RISE with SAP offering to be a material contributor to non-IFRS cloud revenue growth. Through 2025, we estimate an approximately 2pp to 3pp contribution to the non-IFRS cloud revenue growth rate, both from each the conversion of established maintenance and from the conversion of software licenses sales to cloud subscriptions. We expect a non-IFRS cloud revenue growth rate for the rest of our portfolio outside of RISE with SAP in the high teens.

The combined impact of the above factors and the mechanics of the associated business model switch are expected to lead to muted non-IFRS total revenue growth as well as flat or slightly lower non-IFRS operating profit over the next two years, followed by accelerated non-IFRS total revenue and double-digit non-IFRS operating profit growth from 2023 onwards.

By 2025, this trajectory is expected to take SAP to:

-	More than €22 billion in non-IFRS cloud revenue
-	More than €36 billion in non-IFRS total revenue
-	More than €11.5 billion in non-IFRS operating profit
-	A non-IFRS cloud gross margin of approximately 80%

-	A significant expansion of the Company’s more predictable revenue share to approximately 85%

Investment Goals

Our planned investment expenditures for 2020 and 2021, other than for business combinations, consist primarily of the purchase of IT infrastructure and the construction activities described in Item 4. Information About SAP – Description of Property – Capital Expenditures. We expect investments in IT infrastructure of approximately €480 million and in construction activities of approximately €240 million in 2021. In 2021, we expect total capital expenditures of approximately €950 million. In 2022, capital expenditures are expected to stay at a similar level as in 2021.

Goals for Liquidity and Finance

As at December 31, 2020, we had a net debt of €6,503 million. We believe that our liquid assets, combined with our undrawn credit facilities, are sufficient to meet our operating financing needs in 2021 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2021, compared to 2020, we expect a decline of operating cash flow from €7.2 billion to around €6.0 billion due to a moderately lower profit, higher income tax payments, and adverse foreign exchange impacts. Free cash flow is expected to decrease to a level of above €4.5 billion. For 2025, we expect around €8 billion in free cash flow.

We intend to repay €500 million in Eurobonds in 2021. In addition, we plan to repay the full or portions of the currently outstanding €1.25 billion Qualtrics acquisition term loan. The ratio of net debt as at December 31, 2020, of around €6.5 billion divided by the total of operating profit (IFRS) plus depreciation and amortization was below 0.8. For the years beyond 2021, we expect to reduce gross debt in line with our current maturity profile.

Non-Financial Goals 2021 and Ambitions for 2025

In addition to our financial goals, we also focus on three non-financial targets: customer loyalty, employee engagement, and carbon impact.

For 2021 through 2025, we aim to maintain employee engagement, as measured by the Employee Engagement Index, at a high level between 84% and 86% (2020: 86%).

We measure customer loyalty using the Customer Net Promoter Score (Customer NPS). We are targeting to increase the Customer NPS to a score of 5 to 10 in 2021 and to steadily increase the Customer NPS through 2025 (2020: 4).

We aim to reach net greenhouse gas emissions of 145 kilotons (kt) in 2021 (2020: 135 kt) with a steady decrease further on, reaching 0 kt by 2023 and maintaining a net-zero carbon footprint from that point onward.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairman(1)(3)(6)(7)	77	Chairman of the Supervisory Board	2003	2022
Margret Klein-Magar, Vice Chairperson(2)(3)(4)	56	Employee, Vice President, Head of SAP Alumni Relations	2012	2024
Pekka Ala-Pietilä(1)(3)(7)(8)	64	Chairman of the Board of Directors, Huhtamäki Oyj	2002	2022
Panagiotis Bissiritsas(2)(3)(4)(5)	52	Employee, Member of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2007	2024
Aicha Evans(1)(3)(6)(8)	52	Chief Executive Officer and Member of the Board of Directors, Zoox, Inc.	2017	2024
Prof. Dr. Gesche Joost(1)(6)(8)	46	Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin	2015	2023
Monika Kovachka-Dimitrova(2)(6)(8)	45	Employee, Chief Project Expert Development, Member of SAP SE Works Council (Europe)	2019	2024
Lars Lamadé(2)(3)(6)	49	Employee, Head of Sponsorships Europe and Asia	2002	2024
Bernard Liautaud(1)(3)(6)(7)	58	Managing Partner Balderton Capital	2008	2023
Dr. Qi Lu(10)	59	CEO, MiraclePlus	2020	2021
Gerhard Oswald(1)(4)(5)(6)(7)	67	Managing Director of Oswald Consulting GmbH	2019	2024
Christine Regitz(2)(3)(5)(6)	54	Employee, Vice President User Experience, Chief Product Expert	2015	2024
Dr. Friederike Rotsch(1)(3)(4)(5)	48	Group General Counsel and Head of Group Legal & Compliance, Merck KGaA	2018	2024
Heike Steck(2)(6)(8)	59	Employee, Senior Operations Manager, Member of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2019	2024
Christa Vergien-Knopf(2)(6)(8)	59	Employee, Member of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2019	2024
Dr. Gunnar Wiedenfels(1)(4)(5)(9)	43	Chief Financial Officer, Discovery, Inc.	2019	2022
James Wright(2)(4)(5)(6)	58	Employee, Chairman of the SE Works Council (Europe)	2019	2024
Ralf Zeiger(2)(3)(8)	52	Employee, Chairman of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2019	2024

(1)	Elected by SAP SE’s shareholders on May 15, 2019.
(2)	Appointed by the SAP SE Works Council Europe on April 3, 2019.
(3)	Member of the General and Compensation Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Finance and Investment Committee.
(6)	Member of the Technology and Strategy Committee.
(7)	Member of the Nomination Committee.
(8)	Member of the People and Organization Committee.
(9)	Audit Committee financial expert.
(10)	Appointed by the Court on December 21, 2020 for a limited term up to the close of the General Meeting of Shareholders on May 12, 2021, as required by German Law. Dr. Lu was appointed to replace Diane Greene who resigned her seat on the Supervisory Board with effect as of December 9, 2020.

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

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2020 See Note (G.4) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Christian Klein, CEO	2018	2025
Sabine Bendiek	2021	2023
Luka Mucic	2014	2026
Jürgen Müller	2019	2022
Scott Russell	2021	2024
Thomas Saueressig	2019	2022
Julia White	2021	2024

(1)	On February 24, 2021 the Supervisory Board extended the contract of Jürgen Müller, Chief Technology Officer and member of the SAP Executive Board, for three years through the end of 2024.

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Christian Klein, CEO (Vorstandssprecher), 40 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. On October 10, 2019 he became co-CEO alongside Jennifer Morgan and on April 20, 2020 he was appointed sole CEO. Christian is Chief Operating Officer (COO) of SAP and oversees corporate development and strategy, security and secrecy, as well as compliance.

Sabine Bendiek, 54 years old, holds a graduate degree in management science from the Massachusetts Institute of Technology (MIT) and a business administration degree from University of Mannheim, Germany. She first joined SAP in January 2021 as member of the Executive Board. Sabine is Chief People Officer with global responsibility for Human Resources including HR strategy, business transformation, leadership development, and talent development. She also serves as Labor Relations Director. Before joining SAP, Sabine was Managing Director of Microsoft Germany.

Luka Mucic, 49 years old, holds a degree in law from the University of Heidelberg, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 1996 and became Chief Financial Officer (CFO), and a member of the Executive Board in July 2014. He is responsible for finance and administration including investor relations, internal audit, data protection and privacy as well as business process intelligence.

Jürgen Müller, 38 years old, holds a PhD in IT systems engineering from the Hasso Plattner Institute (HPI) for Software Engineering, University of Potsdam, Germany. He joined SAP in 2013 and became a member of the Executive Board in 2019. Jürgen is Chief Technology Officer (CTO) of SAP and leads the board area Technology and Innovation. He is responsible for the technology and innovation strategy, HANA database, SAP Cloud Platform, Analytics, and cloud infrastructure. Before joining SAP, Jürgen was co-representative of Hasso Plattner’s research chair at the HPI.

Scott Russell, 48 years old, is a graduate of Australia’s Deakin University. He joined SAP in 2010 and became a member of the Executive Board in 2021. He leads Customer Success, SAP’s global commercial, partner and customer engagement organization. Prior to being named to the Executive Board, Scott most recently served as President of SAP Asia Pacific Japan (APJ). Before joining SAP, he was a Partner at PwC and a senior executive at IBM Corp.

Thomas Saueressig, 35 years old, holds a degree in Business Information Technology from the University of Cooperative Education in Mannheim, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 2004 and became a member of the Executive Board in 2019. Thomas leads the Board area SAP Product Engineering and has global responsibility for all SAP applications, cloud operations and product support, cross-development functions as well as enterprise cloud services.

Julia White, 47 years old, holds a master of business administration from Harvard Business School, Boston, USA. She first joined SAP in March 2021 as member of the Executive Board. Julia is Chief Marketing and Solutions Officer and is responsible for global and regional marketing, global corporate affairs, and government affairs. Before joining SAP, Julia was Corporate Vice President of Microsoft Corp., responsible for product marketing for Azure, Windows server and other cloud products.

The members of the Executive Board of SAP SE as of December 31, 2020 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (G.4) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among any of the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the two compensation systems, outlines the criteria that apply to the compensation for the year 2020, and discloses the amount of compensation. Both compensation systems were approved by the Annual General Meeting on May 20, 2020.

Compensation for Executive Board Members

Compensation System for 2020

The compensation for Executive Board members is intended to reflect the demanding role of Executive Board members leading a global company in a rapidly evolving sector. The compensation level is aimed to be competitive to support SAP in the global market for highly skilled executives, especially in the context of the international software industry. It is our goal that our Executive Board compensation provides sustainable incentive for committed, successful work in a dynamic business environment.

The Supervisory Board – supported by its General and Compensation Committee – determines the compensation for each Executive Board member based on their individual role and performance in its first regular meeting of each fiscal year, following the principles that the compensation:

–	Promotes the business strategy
–	Ensures that extraordinary performance is appropriately rewarded and any failure to achieve specific targets triggers a tangible reduction in the compensation
–	Is in line with market standards in terms of its level and structure and reflects the Company's size, complexity, and economic situation
–	Takes account of the pay structure in the Company as a whole. In this context, the compensation is compared with the pay of SAP executives and non-executive SAP employees to ensure that the principle of proportionality is observed within SAP.

The compensation system is, to a major extent, already aligned with the compensation agreements currently in place, with the exception of a few provisions relating to fringe benefits and/or pension commitments. When, in future, new members are appointed or members are reappointed, the Supervisory Board will ensure that the specific total compensation is aligned with the compensation system.

The compensation contains performance-based elements and non-performance-based elements, as follows:

The amount of performance-based compensation depends primarily on SAP’s performance against predefined target values (Key Performance Indicators, KPIs) and on the SAP share price, and is subject to hurdles and caps. These KPIs and their target values as well as their weighting are set by the Supervisory Board each year and are aligned to the SAP budget for that year or to SAP’s externally communicated financial ambitions.

The Supervisory Board sets the individual total target compensation for each Executive Board member, comprised of the fixed compensation element and the two performance-based elements. This target compensation is benchmarked based on SAP’s global strategy, market position, business performance and future prospects of economy, and the compensation paid at comparable national and international companies. The benchmarking was conducted in February 2020 based on the compensation data from the DAX 30 companies as well as U.S.-based IT and other technology companies1. The performance-based elements each correspond to a target achievement of 100% of all KPIs. The Supervisory Board reviews, assesses, and sets these compensation targets, in its first meeting of each fiscal year (February 19, 2020, for 2020). The Supervisory Board is of the opinion that this approach ensures that the compensation is appropriate.

The compensation system is designed to support the growth in value for the Company over the long term. The long-term incentive element therefore has significant weighting, making up about two-thirds of the CEO’s compensation target, and more than 50% of each Executive Board member’s compensation target.

In the case of any extraordinary, unforeseeable events, the Supervisory Board is entitled, at its reasonable discretion, to adjust the performance-based compensation before payout upwards or downwards in the interest of SAP. This discretion is limited to +/−20% for the STI and to +/−10% for the LTI. No corrections to the payout amounts paid in May 2020 were made.

The individual elements of SAP’s Executive Board compensation are described in more detail below.

1 The following US-based companies were included: Adobe, Amazon.com, Apple, Automatic Data Processing, Cisco Systems, Cognizant Technology Solutions, Dell Technologies, DXC Technology, Facebook, Hewlett Packard Enterprise, International Business Machines, Microsoft, Netflix, Oracle, salesforce.com, ServiceNow, VMware, Western Digital, Workday.

Non-Performance-Based Compensation

Fixed Compensation

The fixed compensation is paid monthly in 12 equal installments in the Executive Board member’s home currency2.

Fringe Benefits

The contractually guaranteed fringe benefits mainly comprise additional benefits such as insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, and tax gross-ups according to local conditions. The recurring fringe benefits are limited in terms of value to 10% of fixed compensation for ordinary Executive Board members and to 20% for the CEO. Executive Board members who have their permanent residence abroad are granted reimbursement of expenses for tax advice with a limited value of 15% of fixed compensation for ordinary Executive Board members and 30% for the CEO. In case of a relocation to Germany from abroad, a relocation package of up to 15% of fixed compensation for ordinary Executive Board members and up to 30% for the CEO can be granted.

Additionally, to the extent that compensation benefit earned prior moving to the SAP Executive Board is lost due to this move, a one-off payment (sign-on bonus) could be granted in an amount of up to 200% of the fixed compensation.

Retirement Pension

The retirement pension plan that applies at SAP is based on defined contributions. For Executive Board members whose permanent place of residence is abroad, SAP may specify a retirement pension plan that applies for employees at a company belonging to the SAP Group in the relevant country, limited to 30% of fixed compensation.

Performance-Based Compensation

Short-Term Incentive

1 Based on SAP’s non-IFRS metrics as defined for use in SAP’s 2019 full-year external financial reporting

2) Home currency is the currency of the Executive Board member’s primary place of residence.

The short-term, one-year performance-based compensation (Short-Term Incentive, STI) is determined based on a set of financial targets (financial KPIs) and sustainability targets (sustainability KPIs).

For the STI 2020, the financial KPIs have a total weighting of 80% and comprise non-IFRS constant currency current cloud backlog in 2020; year-over-year growth in non-IFRS constant currency cloud and software revenue in 2020; and non-IFRS constant currency operating margin development in 2020 year over year.

The sustainability KPIs have a total weighting of 20%, and comprise Customer Net Promoter Score, which measures SAP’s customer loyalty; Employee Engagement Index, which measures SAP’s employee commitment, pride, and loyalty; and Carbon Impact, which measures SAP’s greenhouse gas emissions.

The KPIs and their respective target values are derived from SAP’s budget for the respective year. For more information about KPIs, see the Performance Management System section.

If the weighted target achievement is below 75%, there is no STI payout. In this case, the target achievement for these KPIs is set to zero. As of the 2021 financial year, the percentage required for total target achievement will be reduced from 75% to 50%.

On February 24, 2021, the Supervisory Board assessed SAP’s performance against the agreed targets and determined the amount of the STI 2020 for the entire Executive Board. The target achievement is based on targets set in February 2020. These targets were not adjusted despite significant negative impacts of COVID-19 on SAP’s business performance leading to external guidance being lowered during the course of the year. The target achievement was as follows:

–	69.5% for cloud and software revenue growth (100% target equals +7.0%),
–	100.0% for operating margin increase (100% target equals +60 bp to +92 bp),
–	0% for current cloud backlog (100% target equals €8,215 million) due to a target achievement below the 50% hurdle,
–	105.7% for customer Net Promoter Score (100% target equals a change of −3 points to +3 points),
–	116% for Employee Engagement Index (100% target equals 84%), and
–	140% for Carbon Impact (100% target equals 238 kt CO2).

As the weighted target achievement of 66.5% for the KPIs is below the 75% hurdle, there is no STI payout.

Long-Term Incentive

The Supervisory Board introduced a new long-term multi-year performance-based compensation plan effective from January 1, 2020, and onwards: the SAP Long-Term Incentive Program 2020 (LTI 2020). The LTI 2020 is awarded in annual tranches and reflects SAP's long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2020 also serves to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders' interests are also honored. In addition, the LTI 2020 includes a component designed to ensure long-term retention of our Executive Board members.

The LTI 2020 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are awarded, a certain grant amount specified in the Executive Board member's service contract is converted into virtual shares (Share Units) in each case. The grant amount cannot exceed 700% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation). For this purpose, the grant amount is divided by the SAP share price, which corresponds to the arithmetic mean on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole (grant price). In 2020, the preliminary results were published on January 28, 2020. The Share Units so allocated are composed of 1/3 financial performance share units (FSUs), 1/3 market performance share units (MSUs), and 1/3 retention share units (RSUs). All three types of Share Unit have a vesting period of approximately four years.

LTI Grant Process

In contrast to RSUs, FSUs and MSUs are subject to numerical changes. Moreover, FSUs, MSUs, and RSUs may be forfeited in whole or in part. In this context, the following applies:

Numerical Change in FSUs

The final number of FSUs changes depending on SAP’s performance against the three equally weighted financial KPI targets over the entire three-year performance period. The financial KPIs for the FSU tranche granted for 2020 are derived from SAP’s communicated mid-term ambition for 2023 as published in April 2019. Cloud revenue and total revenue have a cap of 120% and a hurdle of 80% target achievement, while operating income has a cap of 110% and a hurdle of 90% target achievement.

1) Based on SAP’s non-IFRS metrics as defined for use in SAP’s 2019 full-year external financial reporting.

The following examples of the FSU calculation illustrate possible outcomes assuming 1,000 FSUs granted:

SAP financial performance is better than targets
Total revenue performance factor		100%
Cloud revenue performance factor		125%
Operating income performance factor capped at		150%
Financial performance factor	(100% + 125% + 150%) / 3	125%
Final number of FSUs	125% x 1,000	1,250

SAP financial performance does not meet the targets
Total revenue performance factor below 50%		0%
Cloud revenue performance factor		65%
Operating income performance factor		100%
Financial performance factor	(0% + 65% + 100%) / 3	55%
Final number of FSUs	55% x 1,000	550

Numerical Change in MSUs

The number of MSUs initially awarded is likewise multiplied by a performance factor. The performance factor depends on the amount of the total shareholder return (TSR) on the SAP share, measured for an entire performance period of approximately three years, and ranked in relation to the TSR performance of the companies of the NASDAQ-100 Index (Index). TSR means the performance of the share, combining share price development and granted and reinvested dividends. The market performance factor has a cap at 150% at the 75th percentile (P-75) and a hurdle of 50% at 25th percentile (P-25); below the hurdle, no MSUs are considered.

The following examples of the MSU calculation illustrate possible outcomes assuming 1,000 MSUs granted:

SAP TSR performs better than TSR of NASDAQ-100 companies
SAP TSR performance		+10%
Performance factor	55th percentile	110%
Final number of MSUs	110% x 1,000	1,100

SAP TSR performs better than TSR of NASDAQ-100 companies; cap is triggered
SAP TSR performance		18%
Performance factor	80th percentile	160%
	Cap 75th percentile	150%
Final number of MSUs	150% x 1,000	1,500

SAP TSR performs better than TSR of NASDAQ-100 companies; in a downwards market trend
SAP TSR performance		–5%
Performance factor	60th percentile	120%
	Cap due to required positive performance	100%
Final number of MSUs	100% x 1,000	1,000

TSR of NASDAQ-100 companies performs better than SAP TSR; low hurdle is triggered
SAP TSR performance		–5%
Performance factor	20th percentile	40%
	Hurdle 25th percentile	0%
Final number of MSUs	0% x 1,000	0

Payout of FSUs, RSUs, and MSUs

The value of the existing FSUs, MSUs, and RSUs will be paid out in euros following the Annual General Meeting of SAP, which accepts the financial statements for the third financial year following the financial year in which the Share Units were awarded. The performance of the Share Units is linked to the performance of the SAP share price, including dividend payments. Accordingly, an amount is paid out for each Share Unit (subject to the specifics described below) which equals the then-current SAP share price plus those dividends that were disbursed in respect of an SAP share in the period from the beginning of the year in which the Share Units were awarded until the end of the third year following the year in which the Share Units were awarded. The arithmetic mean of the SAP share price on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole will be used as the payout price.

The payout amount per Share Unit, including the dividend amounts due on the Share Units, is capped at 200% of the grant price. Due to the potential change in the number of FSUs and MSUs, the maximum possible payout amount under any of the annual tranches of the LTI 2020 thus equals, arithmetically, approximately 267% of the grant amount. Any potential foreign currency exchange rate risk is borne by the Executive Board members themselves.

However, all types of Share Unit may expire during the entire term of a tranche under certain conditions.

LTI Forfeiture Rule

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the Share Units were granted, the PSUs (FSUs, MSUs) and RSUs are forfeited in whole or in part, depending on the circumstances of the relevant resignation from office or termination of the service contract. In case Share Units are forfeited in part, the percentage of the forfeiture is proportional to the four-year vesting period of each grant. This means that 25% of the grant is earned each year of the vesting period. Unearned grants are forfeited.

LTI Forfeiture Rules

1 Example calculation with four tranches (grant allocation of 100%, stable share price from grant to vest, and no consideration of performance condition); Executive Board member’s contract terminates after year four (December 31, 2023).

2 As defined in the individual Executive Board members’ contracts.

3 For the definition, see the Early End-of-Service Undertakings section.

Foreign Currency Exchange Rate Cap

Where the fixed compensation and the STI are paid out in the Executive Board member's home currency, the total (gross) payout amount resulting from the fixed compensation and the STI for a financial year is limited to a maximum euro equivalent in case of exchange rate fluctuations. The euro cap for a full financial year equals 120% each for the sum of the fixed compensation and STI target amount converted into euro plus 20% of the grant amount for a tranche under the LTI 2020.

Target and Maximum Compensation

The compensation system allows for total target compensation (not considering any fringe benefits, retirement pension, and foreign currency exchange rate cap) of up to €6.0 million for ordinary Executive Board members and up to €13.6 million for the CEO.

The proportion of total target compensation consisting of fixed compensation, the STI, and the LTI (without fringe benefits and retirement pension) must be within the following ranges:

–	Fixed compensation: 10% to 20%
–	STI: 20% to 30%
–	LTI: 50% to 70%

Maximum compensation is the maximum amount which may be paid to an Executive Board member in total for a financial year. The maximum compensation (not considering any fringe benefits, retirement pension, and foreign currency exchange rate cap) is €13.2 million for ordinary Executive Board members and €29.8 million for one CEO. The maximum total compensation including all maximum possible fringe benefits, is €15.0 million for ordinary Executive Board members and €34.5 million for one CEO. When determining the compensation structure and the target compensation for the individual members of the Executive Board, the Supervisory Board must ensure that the potential payments, taking the STI and LTI caps into account, cannot exceed the maximum compensation and the maximum total compensation.

To illustrate the maximum total compensation, the LTI is allocated as high as the defined ranges allow, and the fixed compensation is allocated as low as the defined ranges allow. For this purpose, the recurring benefits include retirement pension, foreign currency exchange rate cap, and other fringe benefits.

Clawback Provisions

SAP has the contractual right to request that the Executive Board member returns any payments made from the STI or LTI if it subsequently emerges that the payment was not justified in whole or in part because targets were not achieved at all or not achieved in the scope assumed when calculating the payment amount due on account of false information having been provided. In such case, the Executive Board member is obliged to repay to SAP the amount by which the payment actually made exceeds the payment amount due on the basis of the targets actually achieved. Such contractually agreed claim to repayment supplements the claim for restitution of unjustified enrichment pursuant to section 812 of the German Civil Code (BGB).

Offsetting Compensation in Case of Roles Assumed Inside and Outside the Group

At the request of the Supervisory Board, the Executive Board member will assume roles on the supervisory board or similar bodies at affiliates of SAP without receiving separate compensation. If, in exceptional cases, it is impossible to rule out compensation for a role assumed within the Group, it will be offset against the other compensation due to the Executive Board member. The Supervisory Board has to agree before an Executive Board member assumes any roles on supervisory boards or similar bodies at companies outside the Group and will decide in the individual case whether and to what extent any compensation is to be offset against compensation paid by SAP.

Adjustment of Compensation

Based on the annual compensation review, the Supervisory Board may reduce the total compensation or individual compensation components, but only in the scope required by applicable law. No adjustments were made in 2020.

In its February meeting, the Supervisory Board resolved granting and payout of supplementary compensation, as permitted under the Compensation system in exceptional situations. Despite unprecedented challenges posed by the COVID-19 pandemic, related restrictions, and the ensuing economic crisis, the Executive Board exhibited extraordinary performance, ensuring the company remains profitable and positioned for long-term, sustainable success.

Specifically, the Executive Board members responded swiftly to the dynamic situation, ensuring the safety of employees, partners and customers while safeguarding business continuity, amongst others, by facilitating virtual sales and remote implementations. A Pandemic Taskforce was set-up to stay close to employee needs and ensure their well-being, including through mental health initiatives. This focus on customers and employees is reflected in an increase of the Customer Net Promoter Score (NPS) by 10 points and an increase in Employee Engagement Index. In a completely virtual setting, the Executive Board increased the speed of transformation for SAP. The IPO of Qualtrics and the strategic partnership with Microsoft Teams are just two examples. The Executive Board did not reduce employee hours, consider lay-offs, or accept large state aid packages. It safeguarded profitability by ensuring cloud and software revenue growth and applying cost-savings measures where appropriate, which have increased the Company’s operating profit. In 2020, the company exceeded all revised 2020 revenue targets and hit the high end of its operating profit outlook, even as the COVID-19 crisis persisted. In fact, except for cloud revenue the company ultimately reached the guidance provided in April 2020. Cloud revenue continued to be the major growth driver, growing 18% at constant currencies. This was impacted by a decline in transactional revenue in the Intelligent Spend business mainly due to a decrease in business travel. Excluding this, cloud revenue growth across the Company´s Software-as-a-Service and Platform-as-a-Service Cloud solutions was 27% at constant currencies.

In addition, the company achieved record cash flow results with a 106% increase in Operating Cash Flow and a 164% increase in Free Cash Flow, paid an increased dividend (55% payout ratio) and completed a €1.5 billion share buyback program in 2020.The Supervisory Board considers the supplementary compensation a positive signal to current and future members of the Executive Board, presenting an opportunity to strengthen their commitment to SAP and contributing to safeguarding the Company’s long-term success.

The Supervisory Board decided on the supplementary compensation for: Christian Klein (€1,100,000), Adaire Fox-Martin (€800,000), Luka Mucic (€700,000), Juergen Mueller: (€700,000), and Thomas Saueressig (€700,000). The supplementary compensation will be paid out after the Annual General Meeting of Shareholders in May 2021. All Executive Board members are obliged to purchase SAP shares worth at least the net payout amount in accordance with appropriate trading period regulations. These shares are subject to a three-year holding period.

Overview of the Relations Between Target and Payout for Performance-Based Compensation

The total target achievements of the STI reflect the relation between the target amount and the payout amount. The STIs for the years 2016 to 2019 were already paid out.

STI Total Target Achievement

Percentage	2020	2019	2018	2017	2016
	0	82.4	93.0	88.2	104.4

The relation between the LTI target amounts for the 2017 to 2020 tranches and the theoretical payout amounts are based on SAP’s share price at year end. The 2016 tranche discloses the relation between the respective target amount and the actual payout amount in May 2020. The payout price for the tranche 2016 was calculated as the average share price between January 29 and February 25, 2020.

Relation Between Target Amount and Payout Amount of the LTI

Percentage	LTI 2020		LTI 2016 Plan

	2020	2019	2018	2017	2016
	Tranche[1]	Tranche[1]	Tranche[1]	Tranche[1]	Tranche
12/31/2020	45.5	100.9	48.0	49.9	79.2
12/31/2019	NA	156.6	126.4	110.5	138.7

1 Consideration of theoretical payout amounts based on SAP’s share price at year end

Amount of Compensation for 2020

We present the Executive Board compensation disclosures in accordance with the recommendations of the German Corporate Governance Code (“GCGC”). Furthermore, the tables below provide a reconciliation statement following the requirements of sections 314 and 315 of the German Commercial Code (Handelsgesetzbuch, or “HGB”) as specified in the German Accounting Standards (“GAS 17”). Pursuant to the recommendations of the GCGC, the value of benefits granted for the year under review as well as the benefits received, that is, the amounts disbursed for the year under review, are disclosed below based on the reference tables recommended in the GCGC (version 2017). In contrast to the disclosure rules stipulated in the German HGB and GAS 17, the GCGC includes the pension expense, that is, the service cost according to IAS 19, in the Executive Board compensation and requires the additional disclosure of the target value for the one-year variable compensation and the maximum and minimum compensation amounts achievable for the variable compensation elements.

Executive Board Members’ Compensation

German Corporate Governance Code

€ thousands	Christian Klein						Adaire Fox-Martin
	CEO						Member of the Executive Board
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	2020	2020	2020	2019	2020	2019	2020	2020	2020	2019	2020	2019
		(Min)	(Max)					(Min)	(Max)
Fixed compensation	1,100.0	1,100.0	1,100.0	789.9	1,100.0	789.9	800.0	800.0	800.0	700.0	800.0	700.0
Fringe benefits[2]	17.9	17.9	17.9	14.8	17.9	14.8	28.3	28.3	28.3	31.0	28.3	31.0
Total	1,117.9	1,117.9	1,117.9	804.7	1,117.9	804.7	828.3	828.3	828.3	731.0	828.3	731.0
Supplementary compensation	1,100.0	1,100.0	1,100.0				800.0	800.0	800.0
One-year variable compensation	1,900.0	0	2,660.0	1,301.8	1,072.7	1,046.9	1,200.0	0	1,680.0	1,125.8	927.6	1,046.9
Multi-year variable compensation
LTI 2020	5,095.8	0	14,667.0				3,705.9	0	10,666.6
LTI 2016 Plan				3,407.9						2,823.1
RSU Milestone Plan 2015
Total	9,213.7	2,217.9	19,544.9	5,514.4	2,190.6	1,851.6	6,534.2	1,628.3	13,974.9	4,679.9	1,755.9	1,777.9
Service cost
Total according to GCGC	9,213.7	2,217.9	19,544.9	5,514.4	2,190.6	1,851.6	6,534.2	1,628.3	13,974.9	4,679.9	1,755.9	1,777.9

€ thousands	Michael Kleinemeier						Jennifer Morgan
	Member of the Executive Board						Co-CEO and Member of the Executive Board
	(until 4/30/2020)						(until 4/30/2020)
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	2020	2020	2020	2019	2020	2019	2020[1]	2020	2020	2019[1]	2020[1]	2019[1]
		(Min)	(Max)					(Min)	(Max)
Fixed compensation	233.3	233.3	233.3	700.0	233.3	700.0	353.1	353.1	353.1	762.1	353.1	762.1
Fringe benefits[2]	1.3	1.3	1.3	29.0	1.3	29.0	106.4	106.4	106.4	125.8	106.4	125.8
Total	234.6	234.6	234.6	729.0	234.6	729.0	459.5	459.5	459.5	887.9	459.5	887.9
Supplementary compensation
One-year variable compensation	1,125.8	0	1,576.1	1,125.8	927.6	1,046.9	1,703.2	0	2,384.5	1,251.5	1,031.2	978.4
Multi-year variable compensation
LTI 2020	2,199.6	0	6,330.9				5,095.8	0	14,667.0
LTI 2016 Plan				2,387.0	1,880.1					3,731.2
RSU Milestone Plan 2015						473.8
Total	3,560.0	234.6	8,141.6	4,241.7	3,042.3	2,249.7	7,258.5	459.5	17,511.0	5,870.5	1,490.7	1,866.2
Service cost							1.1	1.1	1.1	104.6	1.1	104.6
Total according to GCGC	3,560.0	234.6	8,141.6	4,241.7	3,042.3	2,249.7	7,259.6	460.6	17,512.1	5,975.1	1,491.8	1,970.8

German Corporate Governance Code

€ thousands	Luka Mucic						Juergen Mueller
	Member of the Executive Board						Member of the Executive Board
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	2020	2020	2020	2019	2020	2019	2020	2020	2020	2019	2020	2019
		(Min)	(Max)					(Min)	(Max)
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0	700.0
Fringe benefits[2]	15.7	15.7	15.7	12.0	15.7	12.0	18.7	18.7	18.7	13.5	18.7	13.5
Total	715.7	715.7	715.7	712.0	715.7	712.0	718.7	718.7	718.7	713.5	718.7	713.5
Supplementary compensation	700.0	700.0	700.0				700.0	700.0	700.0
One-year variable compensation	1,125.8	0	1,576.1	1,125.8	927.6	1,046.9	1,125.8	0	1,576.1	1,125.8	927.6
Multi-year variable compensation
LTI 2020	2,199.6	0	6,330.9				2,014.4	0	5,798.0
LTI 2016 Plan				2,387.0	1,880.1					2,185.8
RSU Milestone Plan 2015						3,732.5
Total	4,741.1	1,415.7	9,322.7	4,224.7	3,523.4	5,491.4	4,558.9	1,418.7	8,792.8	4,025.1	1,646.3	713.5
Service cost
Total according to GCGC	4,741.1	1,415.7	9,322.7	4,224.7	3,523.4	5,491.4	4,558.9	1,418.7	8,792.8	4,025.1	1,646.3	713.5

€ thousands	Stefan Ries						Thomas Saueressig
	Member of the Executive Board						Member of the Executive Board
	(until 5/31/2020)
	Benefits Granted				Benefits Received		Benefits Granted				Benefits Received
	2020	2020	2020	2019	2020	2019	2020	2020	2020	2019	2020	2019
		(Min)	(Max)					(Min)	(Max)
Fixed compensation	291.7	291.7	291.7	700.0	291.7	700.0	700.0	700.0	700.0	116.7	700.0	116.7
Fringe benefits[2]	10.4	10.4	10.4	21.8	10.4	21.8	17.6	17.6	17.6	2.1	17.6	2.1
Total	302.1	302.1	302.1	721.8	302.1	721.8	717.6	717.6	717.6	118.8	717.6	118.8
Supplementary compensation							700.0	700.0	700.0
One-year variable compensation	1,125.8	0	1,576.1	1,125.8	927.6	1,046.9	1,125.8	0	1,576.1	188.1	155.0
Multi-year variable compensation
LTI 2020	769.5	0	2,214.8				2,014.4	0	5,798.0
LTI 2016 Plan				2,010.7	1,190.0					515.2
RSU Milestone Plan 2015
Total	2,197.3	302.1	4,093.0	3,858.3	2,419.7	1,768.7	4,557.8	1,417.6	8,791.7	822.1	872.6	118.8
Service cost
Total according to GCGC	2,197.3	302.1	4,093.0	3,858.3	2,419.7	1,768.7	4,557.8	1,417.6	8,791.7	822.1	872.6	118.8

German Corporate Governance Code

€ thousands	Total Executive Board
	Benefits Granted		Benefits Received
	2020	2019	2020	2019

Fixed compensation	4,878.1	5,168.6	4,878.1	5,168.6
Fringe benefits[2]	216.3	250.0	216.3	250.0
Total	5,094.4	5,418.5	5,094.4	5,418.6
Supplementary compensation	4,000.0		0
One-year variable compensation	10,432.0	8,370.2	6,896.9	6,213.1
Multi-year variable compensation
LTI 2020	23,095.0
LTI 2016 Plan		19,447.9	4,950.2
RSU Milestone Plan 2015				4,206.3
Total	42,621.4	33,236.6	16,941.5	15,838.0
Service cost	1.1	104.6	1.1	104.6
Total according to GCGC	42,622.5	33,341.2	16,942.6	15,942.6

1 The value of the fixed and one-year variable compensation is granted in U.S. dollars. For conversion purposes from U.S. dollars into euro, for fixed compensation the average exchange rate and for the one-year variable compensation the year-end exchange rate of the respective period applies.

2 Insurance contributions, the private use of company cars and aircraft, benefits in kind, compensation for unused vacation, expenses for maintenance of two households, reimbursement of costs for preparation of tax returns, and tax gross-ups according to local conditions.

Reconciliation Reporting of Total Compensation Pursuant to Section 314(1)(6a) HGB in Connection with GAS 17

€ thousands	Christian Klein		Adaire Fox-Martin		Michael Kleinemeier
	2020	2019	2020	2019	2020	2019
Total according to GCGC	9,213.7	5,514.4	6,534.2	4,679.9	3,560.0	4,241.7
Less granted annual variable compensation	-1,900.0	-1,301.8	-1,200.0	-1,125.8	-1,125.8	-1,125.8
Plus allocated actual annual variable compensation	0	1,072.7	0	927.6	0	927.6
Less service cost
Total compensation	7,313.7	5,285.3	5,334.2	4,481.7	2,434.2	4,043.6

€ thousands	Jennifer Morgan		Luka Mucic		Juergen Mueller
	2020	2019	2020	2019	2020	2019
Total according to GCGC	7,259.6	5,975.1	4,741.1	4,224.7	4,558.9	4,025.1
Less granted annual variable compensation	-1,703.2	-1,251.5	-1,125.8	-1,125.8	-1,125.8	-1,125.8
Plus allocated actual annual variable compensation	0	1,031.2	0	927.6	0	927.6
Less service cost	-1.1	-104.6
Total compensation	5,555.3	5,650.2	3,615.3	4,026.6	3,433.1	3,826.9

€ thousands	Stefan Ries		Thomas Saueressig		Total Executive Board
	2020	2019	2020	2019	2020	2019
Total according to GCGC	2,197.3	3,858.3	4,557.8	822.1	42,622.5	33,341.2
Less granted annual variable compensation	-1,125.8	-1,125.8	-1,125.8	-188.1	-10,432.0	-8,370.2
Plus allocated actual annual variable compensation	0	927.6	0	155.0	0	6,896.9
Less service cost					-1.1	-104.6
Total compensation	1,071.6	3,660.1	3,432.0	788.9	32,189.4	31,763.3

Vertical Pay Ratio

The vertical pay ratio compares the total target compensation granted to the CEO and the Executive Board members other than CEO with the total target compensation granted to the Executives and all employees collectively who were employed at year end. In order to ensure comparability, only fixed compensation, one-year and multi-year variable compensation are considered. The Executives comprise the first and second management levels below the Executive Board, that is, the Global Executive Team (GET) and the Senior Executive Team (SET).

			2020
Ratio		CEO	Executive Board
			(other than CEO)
	Average Annual	8,095.8	4,352.9
	Compensation
	(in € thousands)
Executives	915	9	5
Employees including Executives	103	78	42

			2019
Ratio		Co-CEO[1]	Executive Board
			(Other Than Co-CEO)[1]
	Average Annual	8,604.5	4,196.4
	Compensation
	(in € thousands)
Executives	915	9	5
Employees including Executives	103	84	41

1 Due to the changes on the Executive Board during 2019, we have annualized the target compensation for our calculation.

			2018
Ratio		CEO	Executive Board
			(other than CEO)
	Average Annual	10,384.3	3,942.3
	Compensation
	(in € thousands)
Executives	906	11	4
Employees including Executives	99	105	40

			2017
Ratio		CEO	Executive Board
			(other than CEO)
	Average Annual	11,209.2	3,880.0
	Compensation
	(in € thousands)
Executives	923	12	4
Employees including Executives	101	111	39

			2016
Ratio		CEO	Executive Board
			(other than CEO)
	Average Annual	11,785.4	4,090.8
	Compensation
	(in € thousands)
Executives	823	14	5
Employees including Executives	99	119	41

Share-Based Payment Information Relating to Long-Term Incentives

Members of the Executive Board received, hold, or held Share Units issued to them under the LTI 2020 and hold or held Share Units issued to them under the LTI 2016 Plan. For more information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements, Note (B.3).

Grants Under the LTI 2020

	Year	Total	MSUs	FSUs	RSUs	Fair Value at
	Granted	Share Units	(⅓)	(⅓)	(⅓)	Time of Grant
		Quantity	Quantity	Quantity	Quantity	€ thousands
Christian Klein (CEO)	2020	44,502	14,834	14,834	14,834	5,096	[1]
Adaire Fox-Martin	2020	32,364	10,788	10,788	10,788	3,706	[1]
Michael Kleinemeier (until 4/30/2020)	2020	19,209	6,403	6,403	6,403	2,200	[1]
Jennifer Morgan (until 4/30/2020)	2020	44,502	14,834	14,834	14,834	5,096	[1]
Luka Mucic	2020	19,209	6,403	6,403	6,403	2,200	[1]
Juergen Mueller	2020	17,592	5,864	5,864	5,864	2,014	[1]
Stefan Ries (until 5/31/2020)	2020	6,720	2,240	2,240	2,240	770	[1]
Thomas Saueressig	2020	17,592	5,864	5,864	5,864	2,014	[1]
Total	2020	201,690	67,230	67,230	67,230	23,095

1 Fair value at time of grant: €122.22 per MSU, €110.65 per FSU/RSU

Grants Under the LTI 2016 Plan

	Year		Total	RSUs	PSUs	Fair Value at Time of Grant
	Granted		Share Units	(40%)	(60%)
			Quantity	Quantity	Quantity	€ per RSU	€ per PSU	€ thousands
Christian Klein (CEO)	2019	[1]	7,797	3,119	4,678	117.39	139.97	1,021
	2019		26,047	10,419	15,628	88.54	93.71	2,387
Adaire Fox-Martin	2019	[2]	3,970	1,588	2,382	101.98	115.10	436
	2019		26,047	10,419	15,628	88.54	93.71	2,387
Michael Kleinemeier (until 4/30/2020)	2019		26,047	10,419	15,628	88.54	93.71	2,387
Jennifer Morgan (until 4/30/2020)	2019	[1]	6,378	2,552	3,826	117.39	139.97	835
	2019	[2]	4,634	1,853	2,781	101.98	115.10	509
	2019		26,047	10,419	15,628	88.54	93.71	2,387
Luka Mucic	2019		26,047	10,419	15,628	88.54	93.71	2,387
Juergen Mueller	2019		23,852	9,541	14,311	88.54	93.71	2,186
Stefan Ries (until 5/31/2020)	2019		21,941	8,776	13,165	88.54	93.71	2,011
Thomas Saueressig	2019		3,986	1,594	2,392	114.67	138.96	515
Total	2019		202,793	81,118	121,675			19,448

1 Additional grant due to appointment as Co-CEO

2 Additional grant due to extension of responsibilities

Executive Board Members’ Holdings

LTI 2020

Quantity of Share Units	Year	Holding on				Forfeited	Holding on
	Granted	1/1/2020	Granted				12/31/2020
			MSUs (⅓)	FSUs (⅓)	RSUs (⅓)
Christian Klein (CEO)	2020	0	14,834	14,834	14,834	0	44,502
Adaire Fox-Martin	2020	0	10,788	10,788	10,788	0	32,364
Michael Kleinemeier (until 4/30/2020)[1]	2020	0	6,403	6,403	6,403	0	19,209
Jennifer Morgan (until 4/30/2020)[2]	2020	0	14,834	14,834	14,834	29,790	14,712
Luka Mucic	2020	0	6,403	6,403	6,403	0	19,209
Juergen Mueller	2020	0	5,864	5,864	5,864	0	17,592
Stefan Ries (until 5/31/2020)[3]	2020	0	2,240	2,240	2,240	0	6,720
Thomas Saueressig	2020	0	5,864	5,864	5,864	0	17,592
Total		0	67,230	67,230	67,230	29,790	171,900

1In connection with Michael Kleinemeier‘s extension agreement, a vesting period of one year has been agreed. Forfeiture assuming termination as at 12/31/2020

2 Forfeiture under the leaver rules assuming termination as at 4/30/2025

3 Forfeiture under the leaver rules assuming termination as at 3/31/2024

The Share Units granted in 2020 have a remaining term of 3.2 years

LTI 2016 Plan

Quantity of Share Units	Year Granted	Holding on	Exercised	Forfeited[1]	Adjustment Based on	Balanced PSUs2	Holding on
		1/1/2020			Target Achivement		12/31/2020
Christian Klein (CEO)	2019	33,844	0	0	0	0	33,844
	2018	22,385	0	0	0	0	22,385
Adaire Fox-Martin	2019	30,017	0	0	0	0	30,017
	2018	26,574	0	0	0	0	26,574
	2017	18,539	0	0	0	0	18,539
Michael Kleinemeier (until 4/30/2020)[3]	2019	26,047	0	13,015	0	12,556	25,588
	2018	26,574	0	6,639	0	3,983	23,918
	2017	27,619	0	0	0	0	27,619
	2016	37,898	15,159	0	-22,739	0	0
Jennifer Morgan (until 4/30/2020)[4]	2019	37,059	0	0	0	0	37,059
	2018	26,574	0	0	0	0	26,574
	2017	18,539	0	0	0	0	18,539
Luka Mucic	2019	26,047	0	0	0	0	26,047
	2018	26,574	0	0	0	0	26,574
	2017	27,619	0	0	0	0	27,619
	2016	37,898	15,159	0	-22,739	0	0
Juergen Mueller	2019	23,852	0	0	0	0	23,852
Stefan Ries (until 5/31/2020)[5]	2019	21,941	0	0	0	0	21,941
	2018	22,385	0	0	0	0	22,385
	2017	23,265	0	0	0	0	23,265
	2016	23,987	9,595	0	-14,392	0	0
Thomas Saueressig	2019	3,986	0	0	0	0	3,986
Total		569,223	39,913	19,654	-59,870	16,539	466,325

1 Forfeiture according to leaver rules

2 To balance disadvantages from leaver rules under the LTI 2016 Plan

3 Forfeiture under the leaver rules assuming termination as at 12/31/2020

4 Forfeiture under the leaver rules assuming termination as at 4/30/2025

5 Forfeiture under the leaver rules assuming termination as at 3/31/2024

The Share Units granted in 2019 have a remaining term of 2.1 years, the Share Units granted in 2018 have a remaining term of 1.1 years, and the Share Units granted in 2017 have a remaining term of 0.1 years.

Total Expense for Share-Based Payment

€ thousands	2020	2019
Christian Klein (CEO)	1,438.6	1,924.8
Adaire Fox-Martin	673.6	2,667.3
Michael Kleinemeier (until 4/30/2020)	2,552.8	3,253.4
Jennifer Morgan (until 4/30/2020)	3,597.2	2,893.9
Luka Mucic	44.3	3,390.6
Juergen Mueller	719.6	767.5
Stefan Ries (until 5/31/2020)	1,738.5	2,645.5
Thomas Saueressig	408.4	128.3
Total	11,173.0	17,671.3

Total expense for the share-based payment plans of Executive Board members was determined in accordance with IFRS 2 (Share-Based Payments) and consists exclusively of obligations arising from Executive Board activities.

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

–	Adaire Fox-Martin, Christian Klein, Michael Kleinemeier, Luka Mucic, Juergen Mueller, Stefan Ries, and Thomas Saueressig are entitled to receive a retirement pension when they reach the retirement age of 62 and retire from their Executive Board seat; or a disability pension depending on a health examination if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 62nd birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance. If service is ended before the retirement age of 62, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service. The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
–	SAP made contributions to a third-party pension plan for Jennifer Morgan, as disclosed in the tables ‘German Corporate Governance Code’. SAP’s matching contributions are based on payments by Jennifer Morgan into this pension plan.

Total Defined Benefit Obligations (DBO) and Net Defined Benefit Liability (Asset) to Executive Board Members

€ thousands	Christian	Adaire	Michael	Luka	Juergen	Stefan	Thomas	Total
	Klein	Fox-Martin[1]	Kleinemeier	Mucic[1]	Mueller[1]	Ries	Saueressig[1]
	(CEO)[1]		(until			(until
			4/30/2020)[1]			5/31/2020)[1]

DBO 1/1/2019	112.8	183.4	338.6	543.8	0	277.4	0	1,456.0
Less plan assets market value 1/1/2019	141.3	257.0	507.6	635.7	0	419.3	0	1,960.9
Net defined benefit liability (asset) 1/1/2019	-28.5	-73.6	-169.0	-91.9	0	-141.9	0	-504.9
DBO change in 2019	244.7	207.6	205.9	475.0	149.7	251.4	41.9	1,576.2
Plan assets change in 2019	145.9	160.6	171.2	147.2	0	144.9	0	769.8
DBO 12/31/2019	357.5	391.0	544.5	1,018.8	149.7	528.8	41.9	3,032.2
Less plan assets market value 12/31/2019	287.2	417.6	678.8	782.9	0	564.2	0	2,730.7
Net defined benefit liability (asset) 12/31/2019	70.3	-26.6	-134.3	235.9	149.7	-35.4	41.9	301.5
DBO change in 2020	410.6	174.9	-544.5	129.7	133.1	17.1	166.4	487.3
Plan assets change in 2020	147.9	163.7	-678.8	167.5	301.5	75.9	163.7	341.4
DBO 12/31/2020	768.1	565.9	0	1,148.5	282.8	545.9	208.3	3,519.5
Less plan assets market value 12/31/2020	435.1	581.3	0	950.4	301.5	640.1	163.7	3,072.1
Net defined benefit liability (asset) 12/31/2020	333.0	-15.4	0	198.1	-18.7	-94.2	44.6	447.4

1 The values shown here only reflect the pension entitlements that Christian Klein, Adaire Fox-Martin, Michael Kleinemeier, Luka Mucic, Juergen Mueller, Stefan Ries and Thomas Saueressig will receive from the retirement pension plan for Executive Board members.

The table below shows the annual pension entitlement earned during the Executive Board membership of each member of the Executive Board on reaching the scheduled retirement age of 62, based on entitlements from SAP under performance-based and salary-linked plans.

Annual Pension Entitlement

€ thousands	Vested on	Vested on
	12/31/2020	12/31/2019
Christian Klein (CEO)	14.7	8.2
Adaire Fox-Martin	17.2	11.8
Michael Kleinemeier (until 4/30/2020)	—	20.0
Luka Mucic	33.0	27.6
Juergen Mueller	9.7	4.8
Stefan Ries (until 5/31/2020)	18.8	16.8
Thomas Saueressig	4.9	0.2

These are vested entitlements. To the extent that members continue to serve on the Executive Board and that therefore more contributions are made for them in the future, pensions actually payable at the scheduled retirement age will be higher than the amounts shown in the table.

Postcontractual Non-Compete Provisions

Each Executive Board member’s contract includes a 12-month postcontractual non-compete agreement. During this non-compete period, Executive Board members receive abstention payments corresponding to 50% of their average contractual compensation as members. This average is calculated on the basis of the preceding three years. Any other occupational income generated by the Executive Board member is deducted from their compensation. In accordance with the GCGC, the Supervisory Board will offset any severance payments against such compensation for abstention.

The following table presents the theoretical amounts for the net present values of the postcontractual non-compete abstention payments. The calculation assumes the following:

-      The Executive Board member leaves SAP at the end of their respective current contract term.

-      Their final average contractual compensation prior to their departure equals their compensation in 2020.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term	Net Present Value
	Expires	of Postcontractual
		Non-Compete
		Abstention
		Payment[1]
Christian Klein (CEO)	4/30/2025	3,109
Adaire Fox-Martin	6/30/2021	2,270
Luka Mucic	3/31/2026	1,452
Juergen Mueller	12/31/2021	1,370
Thomas Saueressig	10/31/2022	1,372
Total		9,574

1 For the purpose of this calculation, the following discount rates have been applied: Christian Klein –0.02%; Adaire Fox-Martin –0.31%; Luka Mucic 0.07%; Juergen Mueller –0.28%; Thomas Saueressig –0.23%.

Early End-of-Service Undertakings

Severance Payments

The standard contract for all Executive Board members provides that on termination before full term (for example, by the Company without cause where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. In accordance with the GCGC, section G.13, payments made to an Executive Board member due to early termination must not exceed twice the annual total compensation. In the case of change of control, the payment must not exceed 150% of the severance payment cap. Members are not entitled to that severance payment if they have not served SAP as a member of the Executive Board for at least one year or if they leave SAP SE for reasons for which they are responsible.

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

Payments to Executive Board Members Resigning in 2020

Michael Kleinemeier reached a mutual agreement with the Supervisory Board to end his employment at SAP effective April 30, 2020. The STI 2020 was handled according to plan terms. He received the following payments in connection with his retirement for the remainder of the term of appointment until December 31, 2020:

–	A severance payment equaling the appropriately discounted target salary (base salary plus target STI) totaling € 1,220,242.
–	Granted rights under the LTI 2016 Plan were handled according to plan terms with respect to the performance criteria and the payout schedule.
–	Granted rights under the LTI 2020 were handled according to plan terms. The already granted tranche 2020 was not reduced according to the leaver rules.
–	For a period of 12 months, monthly abstention compensation for the postcontractual non-compete period totaling € 2,062,298.

Jennifer Morgan reached a mutual agreement with the Supervisory Board to end her employment at SAP with effect on April 30, 2020. The STI 2020 was handled according to plan terms. She received the following payments in connection with her retirement for the remainder of the term of appointment until April 30, 2025:

–	She received a severance payment of the target salary (base salary plus target STI) for the remainder of the term until April 30, 2025, totaling US$16,500,000 (equaling €15,000,000).
–	Granted rights under the LTI 2016 Plan and the LTI 2020 were handled according to plan terms with respect to the performance criteria and the payout schedule. The tranche 2020 was reduced on a pro rata temporis basis.
–	The post-contractual non-compete obligation applied, and the abstention compensation has been offset against the severance payment in accordance with section G. 13 of the GCGC.

Stefan Ries reached a mutual agreement with the Supervisory Board to end his employment at SAP with effect on May 31, 2020. The STI 2020 was handled according to plan terms. He received the following payments in connection with his retirement for the remainder of the term of appointment until March 31, 2024:

–	A severance payment equaling the appropriately discounted target salary (base salary plus target STI) totaling € 6,998,708.
–	Granted rights under the LTI 2016 Plan and the LTI 2020 were handled according to plan terms with respect to the performance criteria and the payout schedule.
–	For a period of 12 months, monthly abstention compensation for the postcontractual non-compete period totaling € 1,828,155.

Permanent Disability

In case of permanent disability, an Executive Board member’s contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member receives, in addition to a potential disability pension under the retirement plan described above, the monthly basic salary (fixed compensation) for a further 12 months starting from the date the permanent disability is determined.

Payments to Former Executive Board Members

In 2020, we paid pension benefits of €3,009,600 to Executive Board members who had retired before January 1, 2020 (2019: €2,081,100). At the end of 2020, the DBO for former Executive Board members who had retired or left SAP before January 1, 2020, was €44,042,900 (2019: €44,306,300). Plan assets of €32,758,400 are available to meet these obligations (2019: €31,074,600).

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2020 or the previous year.

As far as the law permits, SAP SE and its affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. The current D&O policy includes an individual deductible for Executive Board members of SAP SE as required by section 93 (2) of the AktG.

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

Supervisory Board Members’ Compensation in 2020

€ thousands	2020			2019
	Fixed	Compensation for	Total	Fixed	Compensation for	Total
	Compensation	Committee Work		Compensation	Committee Work
Prof. Dr. h.c. mult. Hasso Plattner (chairperson)	275.0	66.0	341.0	275.0	53.2	328.2
Margret Klein-Magar (deputy chairperson)	220.0	27.5	247.5	220.0	26.6	246.6
Pekka Ala-Pietilä	165.0	33.0	198.0	165.0	18.3	183.3
Panagiotis Bissiritsas	165.0	38.5	203.5	165.0	39.4	204.4
Martin Duffek (until 5/15/2019)	NA	NA	NA	68.8	16.0	84.8
Aicha Evans	165.0	33.0	198.0	165.0	33.0	198.0
Diane Greene (until 12/9/2020)	165.0	17.4	182.4	110.0	11.0	176.0
Andreas Hahn (until 5/15/2019)	NA	NA	NA	68.8	9.2	77.9
Prof. Dr. Gesche Joost	165.0	22.0	187.0	165.0	22.0	187.0
Monika Kovacka-Dimitrova (from 5/15/2019)	165.0	22.0	187.0	110.0	14.7	124.7
Lars Lamadé	165.0	22.0	187.0	165.0	22.9	187.9
Bernard Liautaud	165.0	33.0	198.0	165.0	22.0	187.0
Dr. Qi Lu (from 12/21/2020)	13.8	NA	13.8	NA	NA	NA
Gerhard Oswald	165.0	66.0	231.0	165.0	52.3	217.3
Christine Regitz	165.0	33.0	198.0	165.0	30.3	195.3
Dr. Friederike Rotsch	165.0	49.5	214.5	165.0	43.1	208.1
Dr. Erhard Schipporeit (until 5/15/2019)	NA	NA	NA	68.8	20.6	89.4
Robert Schuschnig-Fowler (until 5/15/2019)	NA	NA	NA	68.8	9.2	77.9
Dr. Sebastian Sick (until 5/15/2019)	NA	NA	NA	68.8	9.2	77.9
Heike Steck (from 5/15/2019)	165.0	22.0	187.0	110.0	14.7	124.7
Pierre Thiollet (until 5/15/2019)	NA	NA	NA	68.8	4.6	73.3
Christa Vergien-Knopf (from 5/15/2019)	165.0	22.0	187.0	110.0	14.7	124.7
Dr. Gunnar Wiedenfels (from 5/15/2019)	165.0	38.5	203.5	110.0	25.7	135.7
James Wright (from 5/15/2019)	165.0	38.5	203.5	110.0	25.7	135.7
Ralf Zeiger (from 5/15/2019)	165.0	22.0	187.0	110.0	14.7	124.7
Total	3,148.8	605.9	3,754.7	3,217.5	552.7	3,770.2

In 2020, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1,625,800 (2019: €1,976,000).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2020 or the previous year.

Hasso Plattner, the chairperson of the Supervisory Board, entered into a consulting contract with SAP after joining the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

As far as the law permits, we indemnify Supervisory Board members against, and hold them harmless from, claims brought by third parties. To this end, we maintain directors’ and officers’ (D&O) group liability insurance. In accordance with our Articles of Incorporation, the premiums for the insurance policy are paid by SAP.

Employee

Headcount and Personnel Expense

The year 2020 was overshadowed by COVID-19 and the pandemic has affected our headcount development as well, resulting in a lower number of hirings. As at December 31, 2020, we employed 102,430 full-time equivalent (FTE) employees worldwide (2019: 100,330). This represents an increase in headcount of 2,100 FTEs (781 thereof from acquisitions) in comparison to 2019. The average number of employees in 2020 was 101,476 (2019: 99,157).

We define headcount in FTE as the number of people on permanent employment contracts considering their staffing percentage. Students, individuals employed by SAP currently not working for reasons such as maternity leave, and temporary employees on limited contracts of less than six months, are excluded from our figures. The number of temporary employees is not material.

Our average personnel expense for each employee decreased to approximately €132,000 in 2020 (2019: approximately €150,000). This reduction is primarily attributable to a decrease of restructuring expenses and share-based payment expenses. The personnel expense for each employee is defined as the overall personnel expense divided by the average number of employees. In 2020, we had 1,037 restructuring-related terminations (1%) compared to 2,859 in 2019 (2.9%).

For more information about employee compensation and a breakdown of the components of personnel expense, see the Notes to the Consolidated Financial Statements, Note (B.1) and Note (B.2).

Employee and Labor Relations

On a worldwide basis, we believe that our employee and labor relations are excellent.

On a corporate level, all employees of SAP in the member states of the European Union (including the United Kingdom for a transition period until May 2025) and in the contract states of the European Economic Area are represented by the SAP SE Works Council (WoC) (Europe). By law and agreement with SAP, the SAP SE WoC (Europe) is entitled to receive information on certain transnational matters and to consult with the Executive Board or a representative thereof.On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), hybris GmbH (Germany) and Concur (Germany) GmbH are represented by separate works councils. Other employee representatives include the group works council (composed of members of the works councils of SAP SE, SAP Germany and hybris GmbH), the representatives of severely disabled persons in all entities and on a group level (Germany) and the spokespersons committee as the representation of the executives.

Employees of each of SAP France, SAP France Holding, SAP Labs France SAS and SAP Concur France are subject to the same collective agreement: “SYNTEC”. In France, effective December 31, 2019 the Workers Council, the Health and Safety Committee and the employee representative were replaced by a single instance named the “Economic and Social Committee”. Today, SAP France/SAP France Holding (in the same legal entity), SAP Labs France SAS and Concur (France) SAS are represented by an Economic and Social Committee. The represented unions negotiate agreements with each of SAP France/SAP France Holding and SAP Labs France SAS. For Concur (France) SAS the agreements are negotiated with the Economic and Social Committee. In addition, the employees of various other SAP entities, including SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAP Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP China Beijing, all entities in the Czech (Republic (SAP ČR, spol. s r.o., SAP Services s.r.o., Ariba Czech s.r.o. and Concur Czech (s.r.o.)), SAP Brasil Ltda, SAP Korea Ltd. (Korea), SAP Slovensko s.r.o. (Slovakia), SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o.(Slovenia), SAP Romania SRL, SAP Argentina S.A., SAP Svenska Aktiebolag (Sweden), SAP UK Ltd. and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 12, 2021, based on information provided by the Depositary there were 53,752,205 ADRs held of record by 753 registered holders. The ordinary shares underlying such ADRs represented 4.38% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 12, 2021 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all individuals who are currently members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively(1)	61,935,965	5.04
Hasso Plattner, Chairperson Supervisory Board, collectively(2)	74,278,676	6.046
Executive Board Members as a group (6 persons)	18,475	0.002
Supervisory Board Members as a group (18 persons)	74,299,494	6.048
Executive Board Members and Supervisory Board Members as a group (24 persons)(3)	74,317,969	6.049
BlackRock, Inc.(4)	70,321,649	5.7

(1) The foregoing information is based on a Schedule 13G filed by Dietmar Hopp and other affiliated persons and companies on February 12, 2021.

(2) Includes HP Endowment GmbH & Co. KG and Hasso Plattner Single Asset KG in which Hasso Plattner exercises sole voting and dispositive power.

(3) We believe that, other than Hasso Plattner, each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE's ordinary shares as of February 12, 2021.

(4) As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP's outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 12, 2021, and has not provided such information. The foregoing information is based on a Schedule 13G filed by BlackRock, Inc. on February 1, 2021.

Currently we are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.

Related-Party Transactions

For information on related-party transactions see Note (G.6) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Financial Statement Schedule

See “Item 18. Financial Statements” and pages F-1 through F-95.

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

Significant Changes

Executive Board Changes

Adaire Fox-Martin departed the Executive Board of SAP as of January 31, 2021 and will depart the Company at the end of June,2021.

The Supervisory Board of SAP appointed Sabine Bendiek, Scott Russell and Julia White to the SAP Executive Board, with effect from January 1, 2021, February 1, 2021 and March 1, 2021, respectively.

On February 24, 2021 the Supervisory Board extended the contract of Jürgen Müller, Chief Technology Officer and member of the SAP Executive Board, for three years through the end of 2024.

Rise With SAP

In January 2021, SAP introduced RISE with SAP, a new single offer on a single contract that supports a customer’s transformation journey to an intelligent enterprise. RISE with SAP gives customers the choice of deciding which capabilities to use at what point in time. The offering bundles services to redesign business processes with business process intelligence, support migration of data, and a cloud infrastructure of choice. Key aspects of SAP’s vision for an intelligent enterprise are included as part of this offering including access to SAP Business Technology Platform, an SAP S/4HANA Cloud deployment of choice, including public and private cloud, access to SAP’s supplier, logistics and asset intelligent networks, and an extensive partner ecosystem.

Qualtrics IPO

On January 28, 2021, Qualtrics International Inc. successfully issued 12% of the shares on the NASDAQ Stock Market. Qualtrics placed 82 million new shares with a total placement volume of 2.3 billion US$ including a private placement transaction. Since SAP did not participate in the capital increase, SAP’s ownership decreased to 83%. However, SAP continues to hold high vote Class B common stock and, as a result, its current voting power is in excess of 98%. In connection with the IPO, Qualtrics conducted a voluntary exchange offer to exchange existing share-based payment awards of Qualtrics employees (Qualtrics Rights and Move SAP RSUs) for awards with underlying shares of Qualtrics at an exchange ratio based upon the IPO price of Qualtrics Class A common stock; the exchange ratio is designed to preserve the intrinsic value of the Qualtrics Rights and Move SAP RSUs that will be tendered. The exchange offer is limited to eligible employees and is subject to various terms and conditions as more fully described in the prospectus relating to such exchange offer published by Qualtrics.

Organizational Changes

At the beginning of 2021, SAP modified its organizational structure to further drive simplification and integration. The organizational changes which will also affect SAP’s segment reporting. SAP has already started the process of redefining its management reporting under the new organizational structure, which the segment reporting will follow.

Restructuring

To accelerate the modernization of its cloud infrastructure and to harmonize its platform structure, SAP will undertake a restructuring program in the Global Cloud Services area. The execution started in Q1 2021 and will continue until the end of 2022. Total restructuring expenses are projected to be €150 million to €200 million. The majority of these expenses will be impairments of data centers and related assets.

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

Corporate Governance

Introduction

SAP SE, as a European Company with a two-tier board system, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by European and German law, by the Agreement on the Involvement of Employees in SAP SE (“Employee Involvement Agreement", "EIA”), by the German Corporate Governance Code and by SAP’s Articles of Incorporation (Satzung) and are summarized below. See “Item 16G. Differences in Corporate Governance Practices” for additional information on our corporate governance practices.

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

Pursuant to Article 40 (3) sentence 1 of the SE Regulation, the number of members of the supervisory board and the rules for determining this number are to be laid down in the Articles of Incorporation. Furthermore, pursuant to Section 17 (1) SE-AG, the size of supervisory boards of companies which, like SAP SE, have a capital stock exceeding € 10,000,000, is limited to 21 members. In line with these provisions as well as the EIA, the Articles of Incorporation of SAP SE provide that the Supervisory Board shall be composed of 18 members. Furthermore, it is provided in the EIA that the shareholders of SAP SE have the possibility to reduce the size of the Supervisory Board in the future (i.e. at the earliest in the Annual General Meeting of Shareholders in 2019, with effect from the Annual General Meeting of Shareholders in 2020; such decision has neither been taken in the Annual General Meeting of Shareholders in 2019 nor in the Annual General Meeting of Shareholders in 2020) to 12 members.

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives with the remaining nine being appointed as employees’ representatives by the SAP SE Works Council Europe in accordance with the EIA (see below for details). Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. In 2020, there were four women on the shareholder representatives’ side of the Supervisory Board and five women on the employee representatives’ side. Thus, the percentage of women on the Supervisory Board exceeded the minimum quota of 30% throughout 2020.

The procedure for the appointment of the employee representatives on the Supervisory Board of SAP SE is governed by the EIA. In accordance with the EIA, the nine seats on the Supervisory Board reserved for employees’ representatives (“Employee Seats”) are allocated as follows: the first seven of the Employee Seats are allocated in proportion to the numbers of SAP employees employed in the individual countries (d`Hondt method), provided that if the first six seats are allocated to one country, the seventh seat is for the country with the second highest number of SAP employees. The eighth seat is allocated to the country represented in the SE works council with the highest number of SAP employees. The ninth seat is allocated to a country not already allocated a seat in the Supervisory Board but represented on the SE works council. In 2020 the first six seats were allocated to Germany, the seventh seat was allocated to the UK, the eighth seat was also allocated to Germany, and the ninth seat was allocated to a European country not represented by the first eight seats, as determined by the SAP SE Works Council Europe. The employees’ representatives for the first six seats allocated to Germany were determined by direct vote by all SAP employees with their principal place of employment in Germany. According to the EIA, the employees’ representative for the seventh seat allocated to the UK is generally determined according to the applicable provisions of the UK law on the election or appointment of employees’ representatives on a supervisory board. With regard to the eighth and ninth seats, members of the SAP SE Works Council Europe from Germany and Bulgaria were appointed by the SE Works Council as employees’ representatives.

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

All of the shareholder representatives are considered independent from SAP and the Supervisory Board. This is in compliance with the German Corporate Governance Code (GCGC), which stipulates that an adequate number of the shareholder representatives on our Supervisory Board be independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, and supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the European Regulation (EU) No 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse and the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP SE. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in a General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The Audit Committee

The focus of the Audit Committee (Prüfungsausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit, corporate security (including cybersecurity matters) and compliance matters. According to German Law, SAP’s Audit Committee includes at least one independent member with expertise in the fields of financial reporting or auditing. Among the tasks of the Audit Committee are the discussion of SAP’s quarterly statements and year-end financial reporting prepared under German and U.S. regulations, including this report. The Audit Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with the auditors, and reviews the audit reports issued and audit issues identified by the auditor. The Audit Committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and quality. SAP’s Corporate Audit Office, SAP’s Office of Ethics and Compliance, SAP’s Global Security Office and SAP’s Global Risk and Assurance Services Office report regularly to the Audit Committee, as well as upon request or the occurrence of certain findings. In addition to making regular reports to the CFO and the Audit Committee, the Corporate Audit Office, the Office of Ethics and Compliance, the Global Security Office and the Global Risk and Assurance Services Office report to the Executive Board annually.

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

The China Strategy Committee

The China Strategy Committee is responsible for supporting and advising the Executive Board in developing and evaluating a successful business strategy for the Chinese market. This committee was established effective January 1, 2021 for a period of six months.

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

The Office of Ethics and Compliance was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance at SAP. The Chief Global Compliance Officer heading the Office of Ethics and Compliance reports directly to CEO Christian Klein and also has direct communication channels and reporting obligations to the Audit Committee of the Supervisory Board. The Office of Ethics and Compliance manages a network of more than 100 local subsidiary Compliance Officers who act as the point of contact for local questions or issues under the SAP Code of Business Conduct for employees. The Office of Ethics and Compliance provides training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported without fear of retaliation.

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

Refund Procedures for U.S. Holders

Under the Treaty, a partial refund of the 25% withholding tax equal to 10% of the gross amount of the dividend and a full refund of the solidarity surtax can be obtained by a U.S. Holder. Thus, for each US$100 of gross dividends paid by SAP SE to a U.S. Holder, the dividends (which are dependent on the euro/ U.S. dollar exchange rate at the time of payment) will be initially subject to a German withholding tax of US$26.375, of which US$11.375 may be refunded under the Treaty. As a result, a U.S. Holder effectively would receive a total dividend of US$85 (provided the euro/ U.S. dollar exchange rate at the time of payment of the dividend is the same as at the time of refund, otherwise the effective dividend may be higher or lower). Further relief of German withholding tax under the Treaty may be available for corporate U.S. Holders owning at least 10% of the voting stock of SAP or U.S. Holders qualifying as pension fund within the meaning of the Treaty, subject to further requirements being met, in particular certain holding requirements.

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit (either directly or, as described below, through the Data Medium Procedure participant) a claim for refund to the German tax authorities, with, in the case of a direct claim, the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund forms may be obtained from the German tax authorities at the same address where applications are filed or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

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

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” (assuming the holding requirement is met) subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2020 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2021 tax year. Certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service and will be subject to backup withholding taxes (currently imposed at a 24% rate for 2020-2025) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, are available at www.sec.gov. In addition, information about us is available at our Web site: www.sap.com.

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning November 25, 2019 and ending October 28, 2020, the Depositary made direct and indirect payments to SAP in an aggregate amount of US$2,276,363.25 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2020. The evaluation was led by SAP’s Global Risk & Assurance Services function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2020, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

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

We did not purchase any ADRs in 2020. The following table sets out information concerning repurchases of SAPs ordinary shares. We completed a share buyback program in the first quarter of 2020, totaling approximately €1.5 billion. The maximum number of SAP shares that SAP could additionally purchase under existing repurchase programs was 73,925,531 as of December 31, 2020.

Period				(d) Maximum Number of
			(c) Total Number of Shares	Shares that May Yet Be
	(a) Total Number of	(b) Average Price Paid per	Purchased as Part of Publicly	Purchased Under
	Shares Purchased	Share (in €)	Announced Plans and Programs	these Plans and Programs
January 2020	0	—	0	87,996,069
February 2020	0	—	0	87,996,069
March 2020	14,070,538	106.04	14,070,538	73,925,531
April 2020	0	—	0	73,925,531
May 2020	0	—	0	73,925,531
June 2020	0	—	0	73,925,531
July 2020	0	—	0	73,925,531
August 2020	0	—	0	73,925,531
September 2020	0	—	0	73,925,531
October 2020	0	—	0	73,925,531
November 2020	0	—	0	73,925,531
December 2020	0	—	0	73,925,531
Total	14,070,538	106.04	14,070,538

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis from 2003 onwards. In its most recent Declaration of Implementation issued in October 2020, SAP declared that it has complied with all recommendations set out in the GCGC since the last declaration. However, since July 1, 2020 no deductible (Selbstbehalt) has been agreed in the D&O insurance for the members of the Supervisory Board since the relevant recommendation is no longer contained in the current version of the Code. In the future, SAP will comply with the recommendations set out in the Code with the following exception: Disbursement of remaining variable remuneration components if an Executive Board member`s service contract is terminated (precautionary declaration of non-conformity with recommendation G. 12 GCGC). The service contracts for Executive Board members and the renumeration system in place for the Executive Board of SAP provide that in the event of a premature termination of the service contract for Executive Board members due to a change of control (as defined in the service contract for Executive Board members) the tranches already granted under the SAP Long-Term Incentive program 2020 (LTI 2020) will be disbursed without undue delay. The disbursement will be made pro rata temporis in the proportion which the actual term that was shortened due to the change of control bears to the four-year-term of a tranche plus 50% of the portion which should be forfeited if pro rata temporis aspects alone were considered. In view of the above, SAP declares, by way of precaution, non-conformity with the recommendation set out in section G.12 GCGC. The reason for the provision described above is that a change of control regularly entails changes within a company that let it appear unjustified to make the disbursement amount from long-term variable remuneration components dependent on the performance of the company and its share price after the change of control. In addition, SAP is convinced that the intended linkage of the remuneration to sustainable and long-term development is not lost due to this provision since the Executive Board members, during their term of service, cannot expect a change of control to later occur. Declarations from 2012 forward are available on the SAP website.

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

Director Independence Rules

The NYSE Rules require that a majority of the members of the board of directors of a listed issuer and each member of its nominating, corporate governance, compensation and audit committee be “independent.” As a foreign private issuer, SAP is not subject to the NYSE board, compensation committee and corporate governance committee independence requirements but instead can elect to follow its home country rules. With respect to the audit committee, SAP is required to satisfy Rule 10A-3 of the Exchange Act, which provides certain exemptions from the audit committee independence requirements in the case of employee board representatives. The NYSE Rules stipulate that no director qualifies as “independent” unless the board of directors has made an affirmative determination that the director has no material direct or indirect relationship with the listed company. However, under the NYSE Rules a director may still be deemed independent even if the director or a member of a director’s immediate family has received during a 12-month period within the prior three years up to $120,000 in direct compensation. In addition, a director may also be deemed independent even if a member of the director’s immediate family works for the company’s auditor in a non-partner capacity and not on the company’s audit.

By contrast, the German Stock Corporation Act and the GCGC require that the Supervisory Board ensure that its members collectively have the knowledge, competencies and professional experience required to properly perform their duties. Additionally, the GCGC recommends that the Supervisory Board must have an appropriate number of independent shareholder representative members, as determined by those members, that also reflects the shareholder structure (C.6 GCGC), and determine annually whether such numbers have been met. More than half of the shareholder representatives must be independent from the company and from the Executive Board (C.7 GCGC). According to this definition, a Supervisory Board member is considered independent if s/he is independent from the company and the Executive Board, and independent from any controlling shareholder (C.6 GCGC). In the absence of a controlling shareholder at SAP, this last proviso does not apply. Supervisory Board members are considered independent from the company and the Executive Board if they have no personal or business relationship with the company or the Executive Board that may cause a substantial and not merely temporary conflict of interest (C.7 GCGC). Independence is assessed against a set of indicators (C.7 GCGC). The assessment should particularly take into consideration whether the Supervisory Board member (or a close family member) (i) was a member of the company`s Executive Board in the two years prior to the appointment to the Supervisory Board; (ii) has, or in the year prior to the appointment, had, directly or as a shareholder, or in a leading position at a non-group entity, a material business relationship with the company or one of the entities dependent on the company (for example, as a customer, supplier, lender, or advisor); (iii) is a close family member of a member of the Executive Board; (iv) has been a member of the Supervisory Board for more than 12 years. Under the Code, a Supervisory Board member can still be deemed independent even if one or more of the indicators applies; if one or more of the indicators applies and the Supervisory Board member concerned is still considered independent, the reasons for this must be given in the Corporate Governance Statement (C.8 GCGC). According to section C.10 GCGC, the chairpersons of the Supervisory Board, the Audit Committee, and the committee that addresses Executive Board compensation should be independent from the company and the Executive Board. The members of the Supervisory Board must ensure that they have enough time to perform their board duties and must carry out their duties carefully and in the company’s best interests. They must be loyal to SAP in their conduct, and the GCGC recommends that they should not accept appointment to governing bodies of, or exercise advisory functions at, companies that are in significant competition with SAP. The GCGC further recommends that each member of the Supervisory Board should inform the Supervisory Board of any conflicts of interest, and that material and sustained conflicts of interest involving a member of the Supervisory Board should result in the termination of that member’s Supervisory Board mandate. Supervisory Board members must disclose any planned conclusion of advisory or other service agreements or contracts for work with SAP, or loan agreements between them or persons closely related to them and SAP to the Supervisory Board promptly. Such agreements require the consent of the Supervisory Board. The Supervisory Board may grant its permission for any such transaction only if it is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest.

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2020 that the shareholder representatives are all independent in the meaning of the recommendations at sections C.6 and C.7 of the Code, and, likewise, in accordance with the recommendation at section C.7 of the Code, more than half of the shareholder representatives are independent from the company and the Executive Board. In this context, the shareholder representatives determined that five (and thus more than half their total number) constitutes an appropriate number of independent shareholder representative members. Consequently, they determined that, when also considering the company`s shareholder structure, the Supervisory Board has an appropriate number of independent members in the meaning of section C.6 of the Code.

Section D.4 of the GCGC recommends that the chairperson of the Audit Committee of the Supervisory Board should have specific knowledge and experience in applying accounting principles and internal control procedures, and should be independent. Furthermore, the chairperson of the Audit Committee should not simultaneously chair the Supervisory Board as a whole. Dr. Gunnar Wiedenfels who is the current Chairman of the Audit Committee meets these recommendations. However, applicable European and German corporate law does not require the Supervisory Board to make an affirmative determination for each individual member that it is independent or that a majority of Supervisory Board members or the members of a specific committee are independent. As described above, the GCGC only recommends that the shareholder representatives on the Supervisory Board determine whether they are independent in the meaning of and in compliance with the Code.

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

Rules on Establishing Committees Differ

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. Applicable European and German corporate law does not mandate the creation of specific supervisory board committees. The GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. SAP has the following committees, which are in compliance with the GCGC: General and Compensation Committee, Audit Committee, Technology and Strategy Committee, Finance and Investment Committee, Nomination Committee and People and Organization Committee (See “Item 10. Additional Information — Corporate Governance” for more information).

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-95.

The following are filed as part of this report:

-      Report of Independent Registered Public Accounting Firm.

-      Consolidated Financial Statements

■	Consolidated Income Statements for the years ended December 31, 2020, 2019, and 2018.
■	Consolidated Statements of Comprehensive Income for the years ended December 31, 2020, 2019, and 2018.
■	Consolidated Statements of Financial Position as of December 31, 2020 and 2019.
■	Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019, and 2018.
■	Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019, and 2018.
■	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of June 4, 2018 (English translation). (1)

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

8	For a list of our subsidiaries see Note (G.9) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

12.1	Certification of Christian Klein, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Luka Mucic, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Christian Klein, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Luka Mucic, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of Independent Registered Public Accounting Firm.

101.INS	iXBRL Instance Document
101.SCH	iXBRL Taxonomy Schema Linkbase Document
101.CAL	iXBRL Taxonomy Calculation Linkbase Document
101.DEF	iXBRL Taxonomy Definition Linkbase Document
101.LAB	iXBRL Taxonomy Labels Linkbase Document
101.PRE	iXBRL Taxonomy Presentation Linkbase Document
104.Cover Page	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)
(1)	Incorporated by reference to SAP SE’s Annual Report on Form 20-F filed with the SEC on February 28, 2019.
(2)	Incorporated by reference to Exhibit 2.1 to SAP SE’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.
(3)	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.
(4)	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #2 to SAP SE’s Registration Statement on Form F-6 filed on March 18, 2016.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE
(Registrant)
By: /s/ CHRISTIAN KLEIN

Name: Christian Klein
Title: Chief Executive Officer

Dated: March 4, 2021

By: /s/ LUKA MUCIC

Name: Luka Mucic
Title: Chief Financial Officer

Dated: Mach 4, 2021

SAP SE AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SAP SE and subsidiaries (the Company) (SAP) as of December 31, 2020 and 2019, the related consolidated income statements, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Software license revenue recognition

As discussed in note A.1 to the consolidated financial statements, SAP generated revenue in 2020 of EUR 27,338 million, of which EUR 15,148 million relate to revenues from sales of software licenses and support.

We identified the evaluation of software license revenue recognition as a critical audit matter due to the complex nature of SAP’s customer contracts. A high degree of auditor judgment was required, in particular, to evaluate SAP’s assessment of the following:

o	whether various contracts were economically interrelated
o	whether product and services qualified as separate performance obligations
o	the allocation of the transaction price of a customer contract to the performance obligations in the contract based on standalone-selling prices.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the identification of economically interrelated contracts, separate performance obligations, and allocation of the transaction price to the performance obligations in the contract.

For a sample of customer contracts, which were selected using a statistical approach, we:

o	inspected the underlying contractual agreements and other related documents as well as inquired with SAP’s accounting and/or sales representatives to evaluate SAP’s assessment of whether contracts were economically interrelated as well as evaluate the identified performance obligations and allocation of transaction price
o	obtained and inspected external confirmations of the key terms and conditions from the respective customers to test whether contracts were economically interrelated, as well as evaluate the identified performance obligations.
o	evaluated the allocation of the transaction price for each of the deliverables that qualified as a separate performance obligation by assessing the methodology applied and testing mathematical accuracy of the underlying calculations.

Assessment of the Group’s uncertain tax treatments

As discussed in note C.5 to the consolidated financial statements, SAP operates in multiple tax jurisdictions with complexities and uncertainties due to different interpretations of tax laws, such as those involving revenue sharing and cost reimbursement arrangements between SAP Group entities, changing tax laws, and intercompany financing transactions. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. As of December 31, 2020, SAP disclosed contingent liabilities relating to tax uncertainties of EUR 1,221 million.

We identified the assessment of the Group’s tax uncertainties as a critical audit matter because complex auditor judgment and specialized skills were required to evaluate the Group’s interpretations of tax law and estimate of related exposures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the tax process including controls over the Group’s assessment of tax law and the process to estimate the related exposures. We assessed the competency, skills and objectivity of the Group’s external experts and evaluated the related expert opinions. We inquired of the Group’s tax department and inspected correspondence with the relevant tax authorities. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating SAP’s conclusions over the estimate of tax uncertainties based on their knowledge and experience regarding the application of relevant legislation by tax authorities and the courts.

Assessment of the carrying amount of goodwill for the Concur Segment

As discussed in note D.2 to the consolidated financial statements, SAP performs its annual goodwill impairment test at the level of its operating segments as there are no lower levels within SAP at which goodwill is monitored. As of December 31, 2020, SAP reported goodwill of EUR 27,560 million, of which EUR 3,307 million was allocated to the Concur segment.

We identified the assessment of the carrying amount of goodwill for the Concur Segment as a critical audit matter. Specifically, complex and significant auditor judgement was required to test the budgeted revenue growth and budgeted operating margin. Minor changes to those key assumptions had a significant effect on the fair value less cost of disposal.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the impairment process including budgeted revenue growth and budgeted operating margin assumptions for the Concur Segment. We evaluated SAP’s budgeted revenue growth and budgeted operating margin assumptions by comparing them to publicly available market data for comparable companies. We performed an independent sensitivity analysis for each assumption listed above using our own assumptions that we have developed based on external sources.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2002.

Mannheim, Germany

February 24, 2021

SAP SE AND SUBSIDIARIES

Consolidated Financial Statements IFRS

 Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2020	2019	2018
Cloud		8,080	6,933	4,993
Software licenses		3,642	4,533	4,647
Software support		11,506	11,547	10,981
Software licenses and support		15,148	16,080	15,628
Cloud and software		23,228	23,012	20,622
Services		4,110	4,541	4,086
Total revenue	(A.1), (C.2)	27,338	27,553	24,708

Cost of cloud		-2,699	-2,534	-2,068
Cost of software licenses and support		-2,008	-2,159	-2,092
Cost of cloud and software		-4,707	-4,692	-4,160
Cost of services		-3,178	-3,662	-3,302
Total cost of revenue		-7,886	-8,355	-7,462
Gross profit		19,453	19,199	17,246
Research and development		-4,454	-4,292	-3,624
Sales and marketing		-7,106	-7,693	-6,781
General and administration		-1,356	-1,629	-1,098
Restructuring	(B.6)	3	-1,130	-19
Other operating income/expense, net		84	18	-20
Total operating expenses		-20,715	-23,081	-19,005
Operating profit		6,623	4,473	5,703

Other non-operating income/expense, net	(C.3)	-179	-74	-56
Finance income		1,473	787	371
Finance costs		-697	-589	-418
Financial income, net	(C.4)	776	198	-47
Profit before tax	(C.2)	7,220	4,596	5,600

Income tax expense	(C.5)	-1,938	-1,226	-1,511
Profit after tax		5,283	3,370	4,088
Attributable to owners of parent		5,145	3,321	4,083
Attributable to non-controlling interests		138	50	6

Earnings per share, basic (in €)	(C.6)	4.35	2.78	3.42
Earnings per share, diluted (in €)	(C.6)	4.35	2.78	3.42

The accompanying Notes are an integral part of these Consolidated Financial Statements. Under the adoption method we chose for IFRS 16, 2018 numbers are not restated to conform to the new accounting policies. For more information, see Note  (IN.1).

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2020	2019	2018
 Profit after tax		5,283	3,370	4,088
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		39	-57	12
Income taxes relating to remeasurements on defined benefit pension plans		-9	5	-1
Remeasurements on defined benefit pension plans, net of tax		30	-52	11
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		30	-52	11
Items that will be reclassified subsequently to profit or loss
Exchange differences, before tax		-2,792	537	910
Income taxes relating to exchange differences on translation		1	0	0
Exchange differences, net of tax	(E.2)	-2,791	537	910
Gains (losses) on cash flow hedges/cost of hedging, before tax		20	-24	-10
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		-6	22	-22
Cash flow hedges/cost of hedging, before tax	(F.1)	14	-2	-32
Income taxes relating to cash flow hedges/cost of hedging		-4	0	9
Cash flow hedges/cost of hedging, net of tax	(E.2)	10	-1	-23
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		-2,781	536	887
Other comprehensive income, net of tax		-2,751	483	898
Total comprehensive income		2,532	3,854	4,986
Attributable to owners of parent		2,394	3,804	4,980
Attributable to non-controlling interests		138	50	6

The accompanying Notes are an integral part of these Consolidated Financial Statements. Under the adoption method we chose for IFRS 16, 2018 numbers are not restated to conform to the new accounting policies. For more information, see Note (IN.1)

/ Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2020	2019
Cash and cash equivalents	(E.3)	5,311	5,314
Other financial assets	(D.6), (E.3)	1,635	297
Trade and other receivables	(A.2)	6,593	7,908
Other non-financial assets	(A.3), (G.1)	1,321	1,188
Tax assets		210	506
Total current assets		15,069	15,213
Goodwill	(D.2)	27,560	29,159
Intangible assets	(D.3)	3,784	4,491
Property, plant, and equipment	(D.4), (D.8)	5,041	5,496
Other financial assets	(D.6), (E.3)	3,512	2,336
Trade and other receivables	(A.2)	137	129
Other non-financial assets	(A.3), (G.1)	1,926	1,701
Tax assets		271	435
Deferred tax assets	(C.5)	1,173	1,251
Total non-current assets		43,402	44,999
Total assets		58,472	60,212

Trade and other payables		1,213	1,581
Tax liabilities		414	255
Financial liabilities	(E.3), (D.5)	2,348	3,273
Other non-financial liabilities	(B.3), (B.5), (G.2)	4,643	4,839
Provisions	(A.4), (B.4), (B.5), (B.6)	73	247
Contract liabilities	(A.1)	4,150	4,266
Total current liabilities		12,842	14,462
Trade and other payables		98	8
Tax liabilities		667	538
Financial liabilities	(E.3), (D.5)	13,605	12,923
Other non-financial liabilities	(B.3), (B.5), (G.2)	770	957
Provisions	(A.4), (B.4), (B.5), (B.6)	368	335
Deferred tax liabilities	(C.5)	158	79
Contract liabilities	(A.1)	36	89
Total non-current liabilities		15,702	14,929
Total liabilities		28,544	29,390
Issued capital		1,229	1,229
Share premium		545	545
Retained earnings		32,026	28,783
Other components of equity		-1,011	1,770
Treasury shares		-3,072	-1,580
Equity attributable to owners of parent		29,717	30,746
Non-controlling interests		211	76
Total equity	(E.2)	29,928	30,822
Total equity and liabilities		58,472	60,212

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

€ millions	Equity Attributable to Owners of Parent						Non-	Total Equity
	Issued Capital	Share	Retained	Other	Treasury	Total	Controlling
		Premium	Earnings	Components	Shares		Interests
				of Equity
Notes	(E.2)	(E.2)		(E.2)	(E.2)
1/1/2018	1,229	570	24,987	347	-1,591	25,542	31	25,573
 Profit after tax			4,083			4,083	6	4,088
Other comprehensive income			11	887		898		898
Comprehensive income			4,093	887		4,980	6	4,986
Share-based payments		-40				-40		-40
Dividends			-1,671			-1,671	-13	-1,684
Reissuance of treasury shares under share-based payments		13			11	24		24
Shares to be issued			7			7		7
Hyperinflation			-8			-8		-8
Changes in non-controlling interests						0	19	19
Other changes			-2			-2	3	1
12/31/2018	1,229	543	27,407	1,234	-1,580	28,832	45	28,877
Adoption of IFRS 16			-71			-71		-71
1/1/2019	1,229	543	27,336	1,234	-1,580	28,761	45	28,807
 Profit after tax			3,321			3,321	50	3,370
Other comprehensive income			-52	536		483		483
Comprehensive income			3,268	536		3,804	50	3,854
Share-based payments		2				2		2
Dividends			-1,790			-1,790	-19	-1,810
Hyperinflation			-29			-29		-29
Other changes			-2			-2	0	-2
/ 12/31/2019	1,229	545	28,783	1,770	-1,580	30,746	76	30,822
 Profit after tax			5,145			5,145	138	5,283
Other comprehensive income			30	-2,781		-2,751		-2,751
Comprehensive income			5,175	-2,781		2,394	138	2,532
Share-based payments		1				1		1
Dividends			-1,864			-1,864	-2	-1,866
Purchase of treasury shares					-1,492	-1,492		-1,492
Changes in non-controlling interests			-64			-64		-64
Other changes			-4			-4	0	-5
/ 12/31/2020	1,229	545	32,026	-1,011	-3,072	29,717	211	29,928

The accompanying Notes are an integral part of these Consolidated Financial Statements. Under the adoption method we chose for IFRS 16, 2018 numbers are not restated to conform to the new accounting policies. For more information, see Note (IN.1).

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2020	2019	2018
 Profit after tax		5,283	3,370	4,088
Adjustments to reconcile profit after tax to net cash flow from operating activities:
Depreciation and amortization	(D.2)-(D.4)	1,831	1,872	1,362
Share-based payment expenses	(B.3)	1,084	1,835	830
 Income tax expense	(C.5)	1,938	1,226	1,511
 Financial income, net	(C.4)	-776	-198	47
Decrease/increase in allowances on trade receivables		68	14	-67
Other adjustments for non-cash items		-198	-54	3
Decrease/increase in trade and other receivables		821	-1,469	136
Decrease/increase in other assets		-651	-583	-477
Increase/decrease in trade payables, provisions, and other liabilities		293	328	240
Increase/decrease in contract liabilities		128	984	-561
Share-based payments		-1,310	-1,257	-971
Interest paid		-244	-341	-251
Interest received		122	97	99
Income taxes paid, net of refunds		-1,194	-2,329	-1,687
Net cash flows from operating activities		7,194	3,496	4,303
Cash flows for business combinations, net of cash and cash equivalents acquired	(D.1)	-662	-6,215	-2,140
Proceeds from sale of subsidiaries or businesses		203	61	0
Purchase of intangible assets and property, plant, and equipment		-816	-817	-1,458
Proceeds from sales of intangible assets or property, plant, and equipment		88	71	57
Purchase of equity or debt instruments of other entities		-2,535	-900	-1,013
Proceeds from sales of equity or debt instruments of other entities		735	778	1,488
Net cash flows from investing activities		-2,986	-7,021	-3,066
Dividends paid	(E.2)	-1,864	-1,790	-1,671
Dividends paid on non-controlling interests		-2	-17	-7
Purchase of treasury shares	(E.2)	-1,492	0	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control		95	0	0
Proceeds from borrowings	(E.3)	2,132	3,622	6,368
Repayments of borrowings	(E.3)	-2,430	-1,309	-1,407
Payments of lease liabilities		-378	-403	0
Transactions with non-controlling interests		-59	0	0
Net cash flows from financing activities		-3,997	102	3,283
Effect of foreign currency rates on cash and cash equivalents		-214	110	97
Net decrease/increase in cash and cash equivalents		-4	-3,313	4,617
/ Cash and cash equivalents at the beginning of the period	(E.3)	5,314	8,627	4,011
/ Cash and cash equivalents at the end of the period	(E.3)	5,311	5,314	8,627

The accompanying Notes are an integral part of these Consolidated Financial Statements. Under the adoption method we chose for IFRS 16, 2018 numbers are not restated to conform to the new accounting policies. For more information, see Note (IN.1).

SAP SE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements IFRS

(IN.1) Basis for Preparation

General Information

The registered seat of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2020 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2020. There were no standards or interpretations as at December 31, 2020, impacting our Consolidated Financial Statements for the years ended December 31, 2020, 2019, and 2018, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 24, 2021, for submission to our Supervisory Board which approved the Consolidated Financial Statements on the same day.

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

Comparative Figures

Effective January 1, 2019, we started to apply IFRS 16 ‘Leases’ using the modified retrospective transition approach. We recognized the cumulative effect of the initial application of the standard as an adjustment to the opening balance of retained earnings on the date of initial application while the prior year figures for the financial year 2018 were not adjusted.

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

The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	y Accounting Policies, Judgments, and Estimates
(IN.1)	Basis for Preparation
(IN.2)	Implications of the COVID-19 Pandemic
(A.1)	Revenue
(A.2)	Trade and Other Receivables
(A.3)	Capitalized Cost from Contracts with Customers
(A.4)	Customer-Related Provisions
(B.3)	Share-Based Payments
(B.4)	Pension Plans and Similar Obligations
(B.5)	Other Employee-Related Obligations
(B.6)	Restructuring
(C.1)	Results of Segments
(C.5)	Income Taxes
(D.1)	Business Combinations and Divestitures
(D.2)	Goodwill
(D.3)	Intangible Assets
(D.4)	Property, Plant, and Equipment
(D.5)	Leases
(D.6)	Equity Investments
(E.3)	Liquidity
(F.1)	Financial Risk Factors and Risk Management
(F.2)	Fair Value Disclosures on Financial Instruments
(G.1)	Prepaid Expenses and Other Tax Assets
(G.3)	Other Litigation, Claims, and Legal Contingencies
(G.5)	Executive and Supervisory Board Compensation

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
- The financial statements of our subsidiaries to which hyperinflation accounting applies are restated.

Foreign Currencies

Income and expenses and operating cash flows of our foreign subsidiaries that use a functional currency other than the Euro are translated at average rates of foreign exchange (FX) computed on a monthly basis. Exchange differences resulting from foreign currency transactions are recognized in other non-operating income/expense, net.

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1		Middle Rate		Annual Average Exchange Rate
		as at 12/31
		2020	2019	2020	2019	2018
U.S. dollar	USD	1.2271	1.1234	1.1413	1.1196	1.1815
Japanese yen	JPY	126.49	121.94	121.78	122.06	130.41
Pound sterling	GBP	0.8990	0.8508	0.8892	0.8773	0.8847
Swiss franc	CHF	1.0802	1.0854	1.0703	1.1127	1.1549
Canadian dollar	CAD	1.5633	1.4598	1.5294	1.4857	1.5302
Australian dollar	AUD	1.5896	1.5995	1.6554	1.6106	1.5799

y Cost Classification

Cost of Cloud and Software

Cost of cloud and software includes the costs incurred in producing the goods and providing the services that generate cloud and software revenue. Consequently, this line item primarily includes employee expenses relating to these services, amortization of acquired intangibles, fees for third-party licenses, depreciation of our property, plant, and equipment (for example, of our data centers in which we host our cloud solutions), and costs for third-party hosting services. For more information about the capitalization of costs from contracts with customers, see Note (A.3).

Cost of Services

Cost of services includes the costs incurred in providing the services that generate service revenue. Consequently, this line item primarily includes employee expenses and related training, system and system administration costs, costs for third-party resources, and costs for enabling mobile information and mobile commerce services.

Research and Development

Research and development includes the costs incurred by activities related to the development of software solutions (new products, updates, and enhancements) including resource and hardware costs for the development systems. For more information about the recognition of internally generated intangible assets from development, see Note (D.3).

Sales and Marketing

Sales and marketing includes the costs incurred for the selling activities (such as sales commissions and amortization of capitalized sales commissions) and marketing activities related to our software and cloud solutions and our service portfolio. For more information about the capitalization of costs from contracts with customers, see Note (A.3).

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

The IASB has issued various amendments to IFRS standards (such as IAS 1 (Classification of Liabilities as Current or Non-current), IAS 37 (Provisions, Contingent Liabilities and Contingent Assets)) that are relevant for SAP but not yet effective. We are currently in the process of assessing the impact on SAP, but do not expect material effects on our financial position or results of operations.

(IN.2)Implications of the COVID-19 Pandemic

y Management Judgments and Estimates Due to the COVID-19 Pandemic

Management judgments and estimates can affect the amounts and reporting of assets and liabilities as at the reporting date, and the amounts of income and expense reported for the period. Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these management judgments and estimates are subject to increased uncertainty. Actual amounts may differ from the management judgments and estimates; changes can have a material impact on the Consolidated Financial Statements. All available information on the expected economic developments and country-specific governmental mitigation measures was included when updating the management judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets and receivables.

As the pandemic continues to evolve, it is difficult to predict its duration and the magnitude of its impact on assets, liabilities, results of operations, and cash flows. We based our financial-statement-related estimates and assumptions on existing knowledge and best information available, and applied a scenario that assumes the COVID-19 situation will begin to recover as vaccine programs roll out globally, leading to a gradually improving demand environment in the second half of 2021.

For more information about the impact on goodwill, see Note (D.2).

We will continue to analyze possible future effects on the measurement of individual assets and liabilities.

SAP’s customers, particularly those in hard-hit industries, continue to be impacted by the economic consequences of the COVID-19 pandemic. Due to lockdowns in certain countries/regions, the level of impact and recovery is diverse and companies continue to face business uncertainty. Software as a service revenues (defined in Note (A.1)) were impacted by lower pay-as-you-go transactional revenues, mainly as a result of decreased worldwide travel affecting SAP’s Concur business, in 2020.

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

New arrangements with existing customers can be either a new contract or the modification of prior contracts with the customer. Our judgment in making this determination considers whether there is a connection between the new arrangement and the pre-existing contracts, whether the goods and services under the new arrangement are highly interrelated with the goods and services sold under prior contracts, and how the goods and services under the new arrangement are priced. In determining whether a change in transaction price represents a contract modification or a change in variable consideration, we examine whether the change in price results from changing the contract or from applying unchanged existing contract provisions.

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

Determination of Transaction Price

We apply judgment in determining the amount to which we expect to be entitled in exchange for transferring promised goods or services to a customer. This includes estimates as to whether and to what extent subsequent concessions may be granted to customers and whether the customer is expected to pay the contractual fees. In this judgment, we consider our history with the respective customer or on a portfolio basis.

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

-   Where sales prices for an offering are not directly observable or highly variable across customers, we use estimation techniques. For renewable offerings with highly variable pricing across customers, these techniques consider the individual contract’s expected renewal price as far as this price is substantive. Typically, our cloud offerings follow this approach. For non-renewable offerings, these estimations follow a cost-plus-margin approach.

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

-   Typically, our customer-specific on-premise software development agreements:

◾      Are for software developed for specific needs of individual customers and therefore it does not have any alternative use for us

◾      Provide us with an enforceable right to payment for performance completed to date

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

Total Revenue by Region

€ millions	2020	2019	2018
Germany	4,015	3,948	3,658
Rest of EMEA	8,052	8,158	7,446
EMEA	12,067	12,105	11,104
United States	9,110	9,085	7,880
Rest of Americas	1,996	2,109	1,832
Americas	11,106	11,194	9,713
Japan	1,305	1,180	963
Rest of APJ	2,859	3,074	2,928
APJ	4,165	4,254	3,891
 SAP Group	27,338	27,553	24,708

Major Revenue Classes by Region

€ millions	Cloud Revenue			Cloud and Software Revenue

	2020	2019	2018	2020	2019	2018
EMEA	2,608	2,115	1,441	10,364	10,211	9,339
Americas	4,439	3,945	2,941	9,239	9,172	7,973
APJ	1,033	872	611	3,625	3,629	3,310
 SAP Group	8,080	6,933	4,993	23,228	23,012	20,622

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

The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at December 31, 2020, is €33.4 billion (December 31, 2019: €33.3 billion). This amount mostly comprises obligations to provide software support or cloud subscriptions services, as the respective contracts typically have durations of one or multiple years. The portion of remaining performance obligations related to services consists of non-cancelable revenue from contracts for projects with a predefined output.5

The majority of this amount is expected to be recognized as revenue over the next 12 months following the respective balance sheet date. This estimate is based on our best judgment, as it needs to consider estimates of possible future contract modifications. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted by, among others:

-      Currency fluctuations

-      The contract period of our cloud and software support contracts remaining at the balance sheet date and thus by the timing of contract renewals

Contract Balances

Contract liabilities as at December 31, 2020, were €4.2 billion (December 31, 2019: €4.4 billion).

Increases in contract liabilities mainly result from billing and invoices becoming due (€8.5 billion). Decreases in contract liabilities mainly result from satisfying performance obligations (€8.4 billion).

The amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the reporting period was €3.5 billion (December 31, 2019: €2.6 billion).

5 The prior year number was revised to conform to this definition of remaining performance obligations for services.

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

Trade and Other Receivables

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	6,199	33	6,232	7,561	21	7,582
Other receivables	395	103	498	346	108	454
/ Total	6,593	137	6,730	7,908	129	8,037

Contract assets as at December 31, 2020, were €295 million (December 31, 2019: €234 million).

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

Typically, we either do not pay sales commissions for customer contract renewals or such commissions are not commensurate with the commissions paid for new contracts. Thus, the commissions paid for renewable new contracts also relate to expected renewals of these contracts. Consequently, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected contract life including probable contract renewals. Judgment is required in estimating these contract lives. In exercising this judgment, we consider our respective renewal history adjusted for indications that the renewal history is not fully indicative of future renewals. The amortization periods range from 18 months to eight years depending on the type of offering and reflect our strategy as communicated in 2020 to expedite our customers' transition from the on-premise business model of perpetual license and support towards the cloud subscription model. Amortization of the capitalized costs of obtaining customer contracts is classified as sales and marketing expense.

We expense incremental costs of obtaining a customer contract as incurred if we expect an amortization period of one year or less.

y Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of direct costs for set-up and implementation of cloud products and custom cloud development contracts as far as these costs are not in scope of other standards than IFRS 15. These costs are amortized after completion of the setup and implementation or the development , respectively, on a straight-line basis over the expected life of the cloud subscription contract and including expected renewals. Derived from our respective renewal history, and considering indications that the renewal history is not fully indicative of future renewals, the amortization period is typically seven to eight years. In addition, the capitalized costs include third-party license fees which are amortized over the term of the third-party license contract. Judgment is required in evaluating whether costs are direct or indirect and in estimating contract lives.

Amortization of capitalized costs to fulfill contracts for custom cloud applications and extensions is included in the cost of cloud.

Capitalized Cost from Contracts with Customers

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Capitalized cost of obtaining customer contracts	491	1,536	2,028	414	1,318	1,732
Capitalized cost to fulfill customer contracts	91	151	242	66	117	183
Capitalized contract cost	583	1,687	2,270	480	1,435	1,915
/ Other non-financial assets	1,321	1,926	3,247	1,188	1,701	2,889
Capitalized contract cost as % of / other non-financial assets	44	88	70	40	84	66

Amortization Expense

€ millions	2020	2019
Capitalized cost of obtaining customer contracts	450	367
Capitalized cost to fulfill customer contracts	129	81

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

Section B — Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5) as well as “Item 6 Directors, Senior Management and Employees – Compensation Report”.

(B.1) Employee Headcount

The following table provides an overview of employee headcount, broken down by function and by the regions EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Employee Headcount by Region and Function

Full-time equivalents	12/31/2020				12/31/2019				12/31/2018
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,278	4,589	5,525	16,392	6,501	4,426	5,361	16,288	6,341	4,268	5,374	15,983
Services	8,175	5,934	5,733	19,842	8,250	6,018	5,971	20,239	8,120	5,736	5,620	19,476
Research and development	13,705	6,094	9,781	29,580	12,710	5,793	9,131	27,634	12,478	5,651	8,930	27,060
Sales and marketing	10,348	10,485	5,000	25,834	10,205	10,368	5,209	25,781	9,843	9,452	4,918	24,213
General and administration	3,285	2,161	1,243	6,689	3,161	2,123	1,246	6,530	2,906	1,970	1,147	6,024
Infrastructure	2,291	1,107	696	4,094	2,220	984	654	3,859	2,160	951	631	3,742
SAP Group (December 31)	44,082	30,369	27,979	102,430	43,048	29,712	27,571	100,330	41,848	28,029	26,620	96,498
Thereof acquisitions	609	97	75	781	338	1,638	137	2,113	657	952	434	2,043
SAP Group (months' end average)	43,340	30,306	27,830	101,476	42,697	29,368	27,092	99,157	40,496	27,454	25,759	93,709

(B.2) Employee Benefits Expenses

Components of Employee Benefits Expenses

€ millions	2020	2019	2018
Salaries	10,413	10,031	9,025
Social security expenses	1,439	1,477	1,339
Share-based payment expenses	1,084	1,835	830
Pension expenses	419	369	330
Employee-related restructuring expenses	-7	1,111	19
Termination benefits outside of restructuring plans	72	47	52
Employee benefits expenses	13,420	14,870	11,595

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

Valuation, Judgment, and Sources of Estimation Uncertainty

We use certain assumptions in estimating the fair values for our share-based payments, including expected share price volatility and expected award life (which represents our estimate of the average remaining life until the awards are exercised or expire unexercised). In addition, the final payout for plans also depends on the achievement of performance indicators and on our share price on the respective exercise dates. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of the liabilities we have recognized for these share-based payments. The fair value of the share units granted under the LTI 2016 Plan are dependent on our performance against a group of peer companies (Peer Group Index), the volatility, and the expected correlation between the price of the index and our share price. The fair value of the share units granted under the LTI 2020 are dependent on our performance against the total shareholder return (TSR) for NASDAQ-100 companies, the volatility, and the expected correlation between the TSR of the NASDAQ-100 companies and our TSR.

We believe that the expected volatility is the most sensitive assumption we use in estimating the fair values of our share options. Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2016 Plan, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the Peer Group Index. With respect to our LTI 2020, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the NASDAQ-100 companies. Future payouts under our LTI°2020 will also be dependent on meeting non-market-based performance conditions based on SAP's long-term strategy. The latter, however, is not incorporated into our fair value calculation but leads to adjustments of the quantity. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

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

The operating expense line items in our income statement include the following share-based payment expenses:

Share-Based Payment Expenses by Functional Area

€ millions	2020	2019	2018
Cost of cloud	40	56	27
Cost of software	55	82	51
Cost of services	175	246	142
Research and development	296	429	210
Sales and marketing	360	562	312
General and administration	157	461	88
Share-based payment expenses	1,084	1,835	830
Thereof cash-settled share-based payments	893	1,664	674
Thereof equity-settled share-based payments	191	171	156

In 2020, we paid €46 million (2019: €79 million) in share-based payments that became fully vested because of terminations due to operational reasons in connection with our restructuring plan in 2019. These payments as well as the expense portion initially allocated to future services were classified as share-based payments and not as restructuring expenses.

a) Cash-Settled Share-Based Payments

Our major share-based payment plans are described below.

SAP Long-Term Incentive Program 2020 (LTI 2020)

The LTI 2020 is a long-term, multi-year performance-based compensation element that is awarded in annual tranches. The LTI 2020 reflects SAP's long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2020 also serves to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. In addition, the LTI 2020 includes a component designed to ensure long-term retention of our Executive Board members.

The LTI 2020 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are awarded, a certain grant amount specified in the Executive Board member's service contract is converted into virtual shares (share units) in each case. For this purpose, the grant amount is divided by the price of the SAP share which corresponds to the arithmetic mean of the SAP share price on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole (grant price). The share units so allocated are composed of 1/3 financial performance share units (FSUs), 1/3 market performance share units (MSUs), and 1/3 retention share units (RSUs). All three types of share unit have a vesting period of approximately four years. In contrast to RSUs, FSUs and MSUs are subject to changes in quantity. In this context, the following applies:

The number of FSUs initially awarded is multiplied by a performance factor. The performance factor consists of three equally weighted individual factors relating to the three non-IFRS KPIs at constant currencies, namely: total revenue, cloud revenue, and operating income. The performance period throughout which the target achievement for these three KPIs is measured starts at the beginning of the financial year in which the FSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period. The KPIs are derived from SAP's long-term strategy.

The number of MSUs initially awarded is likewise multiplied by a performance factor. The performance factor depends on the amount of the total shareholder return (TSR) on the SAP share, measured for an entire performance period of approximately three years, compared to the TSR for NASDAQ-100 companies. If the TSR on the SAP share equals the median, the performance factor will be 100%. If the TSR on the SAP share over the performance period is negative, the maximum performance factor will, however, in deviation from the summary above, be 100%.

The performance of the share units is linked to the performance of the SAP share price, including dividend payments. Accordingly, an amount is paid out for each share unit which equals the SAP share price plus those dividends disbursed in respect of an SAP share in the period from the beginning of the year in which the share units were awarded until the end of the third year following the year in which the share units were awarded. The arithmetic mean of the SAP share price on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole will be used as the SAP share price. The payout amount per share unit, including the dividend amounts due on the share units, is capped at 200% of the grant price. The tranche is cash-settled and paid in euros after the Annual General Meeting of Shareholders of the corresponding year.

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, the RSUs and PSUs are forfeited in whole or in part, depending on the circumstances of the relevant resignation from office or termination of the service contract.

Long-Term Incentive 2016 Plan (LTI 2016 Plan)

The purpose of the LTI 2016 Plan was to reward our Executive Board members for the annual achievement of SAP’s operating profit (non-IFRS at constant currencies) targets, to ensure long-term retention of our Executive Board members, and to reward them for the long-term SAP share price performance as compared to its main peer group (Peer Group).

An LTI tranche was granted annually and has a term of four years (2016–2019 tranches). Each grant started with determining a grant amount in euros. The grant amount was based on the Executive Board members’ contractual LTI target amount and the operating profit target achievement for the previous year. The Supervisory Board set the grant amount at a level between 80% and 120% of the contractual LTI target amount, taking into account the operating profit target achievement. This grant amount was converted into virtual shares, referred to as share units, by dividing the grant amount by the grant price. The grant price was the arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results.

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

Restricted Stock Unit Plan Including Move SAP Plan and Grow SAP Plan (RSU Plan)

To retain and motivate executives and certain employees, we grant virtual shares representing a contingent right to receive a cash payment determined by the SAP share price and the number of share units that ultimately vest. In June 2020, we granted share units under the new Grow SAP Plan. This fixed term plan has broadly the same terms and conditions as the Move SAP Plan, recognizes all employees’ commitment to SAP’s success, and deepens their participation in our future company performance.

Granted share units will vest in different tranches, either:

-      Over a half-year service period only

-      Over a one-to-three-year service period only, or

-      Over a three-year service period and upon achieving certain key performance indicators (KPIs)

The number of performance-based share units (PSUs) that will vest under the different tranches were contingent upon achievement of the operating profit (non-IFRS at constant currencies) KPI target in the year of grant. Depending on performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 100.4% in 2020 (2019: 118.7%, 2018: 106.7%). All share units are paid out in cash upon vesting.

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

The replacement awards closely mirror the terms of the replaced awards except that:

-      The replaced awards were planned to be settled by issuing equity instruments, whereas the replacement awards are settled in cash.

-      RSAs, RSUs, PSUs, and options granted before 2018 and unvested as at the closing date of the Qualtrics acquisition were converted into the right to receive, at the originally agreed vesting dates, an amount in cash equal to the number of RSAs and RSUs held as at the vesting date multiplied by US$35.00 per share. The respective amount of options equals the number of options held as at the vesting date multiplied by US$35.00 per share less the originally agreed exercise price.

-      RSUs, PSUs, and options granted in 2018 and thereafter and unvested as at the closing date of the Qualtrics acquisition were converted into awards that are indexed to SAP's share price as follows: SAP's consideration per share (US$35.00)was divided by the average closing price of the SAP share over the five trading days on the closing date (€91.28), translated into US$(US$103.75), and the result (Equity Award Exchange Ratio of 0.3373) was multiplied by the average closing price of the SAP share over the five trading days prior to the exercise or vesting date.

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

The unrecognized expense related to Qualtrics Rights was €60 million as at December 31, 2020 (2019: €225 million), and will be recognized over a remaining vesting period of up to three years (2019: four years).

The valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2020 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan	LTI 2020	RSU Plan	Qualtrics
	(2017-2019	(2020 Tranche)	(2017–2020	Rights
	Tranches)		Tranches)
Weighted average fair value as at 12/31/2020	72.94	94.75	105.52	33.66
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Monte Carlo	Other[1]	Other[1]
Share price	107.22	107.22	107.22	107.22
Risk-free interest rate, depending on maturity (in %)	–0.75 to –0.11	NA	–0.77 to –0.32	–0.77 to –0.37
Expected volatility (in %)	34 to 42	30	NA	NA
Expected dividend yield (in %)	1.54	NA	1.54	1.54
Weighted average remaining life of awards outstanding as at 12/31/2020 (in years)	1.2	3.2	1.0	1.5

1 For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as at the valuation date.

Fair Value and Parameters Used at Year End 2019 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan	SOP 2010	RSU Plan	Qualtrics
	(2016–2019	(2014–2015	(2016–2019	Rights
	Tranches)	Tranches)	Tranches)
Weighted average fair value as at 12/31/2019	94.06	49.51	118.72	37.55
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Monte Carlo	Other[1]	Other[1]
Share price	120.32	120.32	120.32	120.32
Risk-free interest rate, depending on maturity (in %)	–0.68 to –0.57	–0.25 to –0.08	–0.68 to –0.31	–0.55 to –0.35
Expected volatility (in %)	20 to 25	27 to 36	NA	NA
Expected dividend yield (in %)	1.26	1.26	1.26	1.26
Weighted average remaining life of awards outstanding as at 12/31/2019 (in years)	1.9	0.3	1.0	1.7

1 For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as at the valuation date.

For the LTI 2016 Plan valuation, the Peer Group Index price on December 31, 2020, was US$481.65 (2019: US$363.63); the expected dividend yield of the index of 1.14% (2019: 1.17)%, the expected volatility of the index of 26% to 31% (2019: 18% to 22)%, and the expected correlation of the SAP share price and the index price of 27% to 30% (2019: 38% to 40)% are based on historical data for the SAP share price and index price.

For the LTI 2020 valuation, the NASDAQ-100 Total Return Index on December 31, 2020 , was US$15,072.29. The expected volatility of the NASDAQ-100 companies of 36%, and the expected correlation of SAP and the NASDAQ-100 companies of 31% are based on historical TSR data for SAP and the NASDAQ-100 companies.

The risk-free interest rate is derived from German government bonds with a similar duration. The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards Under Our Cash-Settled Plans

Thousands, unless otherwise stated	LTI 2016 Plan	LTI 2020 (2020	SOP 2010	RSU Plan	Qualtrics
	(2016–2019	Tranche)	(2013–2015	(2016–2020	Rights
	Tranches)		Tranches)	Tranches)
12/31/2018	926	NA	7,086	15,264	NA
Granted[1]	344	NA	0	9,339	24,666
Adjustment based upon KPI target achievement	NA	NA	NA	122	NA
Exercised	0	NA	-3,904	-7,540	-7,776
Forfeited	-160	NA	-144	-1,057	-883
12/31/2019	1,110	0	3,039	16,128	16,007
Granted	0	202	0	9,238	0
Adjustment based upon KPI target achievement	-211	NA	NA	-5	NA
Exercised	-129	0	-1,773	-7,204	-7,791
Forfeited	-3	-30	-66	-1,164	-699
12/31/2020	767	172	1,200	16,993	7,518
[1] Granted includes additions from business combinations
Outstanding awards exercisable as at
12/31/2019	0	NA	3,039	0	0
12/31/2020	0	0	1,200	0	0

Total carrying amount (in € millions) of liabilities as at
12/31/2019	73	NA	150	1,100	377
12/31/2020	49	6	42	1,027	193

Total intrinsic value of vested awards (in € millions) as at
12/31/2019	51	NA	155	0	0
12/31/2020	32	3	42	0	0

Weighted average share price (in €) for awards exercised in
2019	NA	NA	111.58	98.11	106.15
2020	124.03	NA	121.49	109.75	113.34

Total expense (in € millions) recognized in
2018	8	NA	43	611	NA
2019	44	NA	66	1,087	461
2020	-9	6	2	760	132

Share-Based Payment Balances

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	863	454	1,317	1,130	605	1,735
/ Other non-financial liabilities	4,643	770	5,413	4,839	957	5,796
Share-based payment liabilities as % of / other non-financial liabilities	19	59	24	23	63	30

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

Number of Shares Purchased

Millions	2020	2019	2018
Own	5.5	5.2	5.3

As a result of our equity-settled share-based payments transactions, we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or through an agent who administers the equity-settled programs and purchases shares on the open market. We have fulfilled the obligations of Own through an agent.

Recognized Expense for Equity-Settled Plans

€ millions	2020	2019	2018
Own	191	171	149

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

Total Expense of Pension Plans
€ millions	2020	2019	2018
Defined contribution plans	326	314	280
Defined benefit pension plans	93	55	50
Pension expenses	419	369	330

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

€ millions	Domestic Plans		Foreign Plans		Other Foreign Post-Employment		Total
					Plans
	2020	2019	2020	2019	2020	2019	2020	2019
Present value of the DBO	1,127	1,026	616	533	189	156	1,932	1,715
Fair value of the plan assets	1,112	1,009	506	411	73	65	1,691	1,485
Net defined benefit liability (asset)	15	17	110	122	116	91	241	230
Net defined benefit liability (asset) as % of:
/ Non-current other financial assets	0	0	0	0	0	0	0	0
/ Non-current provisions	4	5	31	37	32	27	66	70

Of the present value of the DBO of our domestic plans, €1,054 million (2019: €951 million) relate to plans that provide for lump-sum payments not based on final salary; of the present value of the DBO of our foreign plans, €479 million (2019: €459 million) relate to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Significant Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans
	2020	2019	2018	2020	2019	2018	2020	2019	2018
Discount rate	0.9	0.8	2.3	0.4	0.3	1.0	3.0	3.7	4.2

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans			Total
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	1,066	968	836	573	495	391	185	154	126	1,824	1,617	1,353
Discount rate was 50 basis points lower	1,195	1,090	940	663	576	450	204	159	141	2,062	1,825	1,531

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

Plan Asset Allocation

€ millions	2020		2019
	Quoted in an	Not Quoted in an	Quoted in an	Not Quoted in an
	Active Market	Active Market	Active Market	Active Market
Total plan assets	485	1,207	445	1,040
Thereof: Asset category
Equity investments	149	0	137	0
Corporate bonds	151	0	156	0
Insurance policies	7	1,207	6	1,040

Our expected contribution in 2021 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 12 years as at December 31, 2020, and 13 years as at December 31, 2019.

Total future benefit payments from our defined benefit plans as at December 31, 2020, are expected to be €1,969 million (2019: €1,831 million). Of this amount, 77% (2019: 77%) has maturities of over five years, and 64% (2019: 61%) relates to domestic plans.

(B.5) Other Employee-Related Obligations

y Accounting Policy

As far as the obligation for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	3,147	316	3,464	3,059	352	3,411
/ Other non-financial liabilities	4,643	770	5,413	4,839	957	5,796
Other employee-related liabilities as % of / other non-financial liabilities	68	41	64	63	37	59

Other employee-related liabilities mainly relate to obligations from bonuses and sales commissions, outstanding vacation, time credits accumulated in the working time account, employee-related social security expenses, severance payments outside restructuring programs, and jubilee expenses.

We have reclassified our employee-related provisions mainly consisting of time credits accumulated in the working time account, severance payments outside restructuring programs, and jubilee expenses from other provisions to other non-financial liabilities. Prior-year amounts (December 31, 2019: €21 million (current) and €143 million (non-current)) have been reclassified accordingly. We believe that a classification as Other non-financial liabilities reflects the substance of these liabilities more appropriately than a classification under Other provisions.

(B.6) Restructuring

y Recognition of Restructuring Provisions

We only recognize provisions for restructuring if and when the following occurs:

-   SAP has designed a program that materially changes the scope of one of our businesses or the manner in which the business is conducted, and

-   A detailed and documented restructuring plan has been approved by our Executive Board, a member thereof, or a direct report of an Executive Board member, and

-   The program established is planned to start shortly after the program plan is approved and is expected to be completed in a timeframe that makes significant changes to the plan unlikely, and

-   The program has been announced to the parties affected or has commenced.

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

Restructuring expenses primarily include the following components:

Restructuring Expenses

€ millions	2020	2019	2018
Employee-related restructuring expenses	7	-1,111	-19
Onerous contract-related restructuring expenses and restructuring related impairment losses	-4	-19	0
 Restructuring expenses	3	-1,130	-19

Restructuring provisions are predominantly short-term in nature. They primarily include employee termination benefits.

Restructuring Provisions

€ millions
Restructuring Provisions
1/1/2020	208
Addition	8
Utilization	-181
Release	-6
Currency impact	-1
12/31/2020	28
Total provisions	441
Restructuring provisions as % of total provisions	6

If not presented separately in our income statement, restructuring expenses would have been classified in the different expense items in our income statement as follows:

Restructuring Expenses by Functional Area

€ millions	2020	2019	2018
Cost of cloud	0	-20	0
Cost of software licenses and support	1	-118	-2
Cost of services	-3	-154	-3
Research and development	1	-467	-3
Sales and marketing	3	-299	-11
General and administration	2	-71	0
 Restructuring expenses	3	-1,130	-19

Section C — Financial Results

This section provides insight into the financial results of SAP's reportable segments and of SAP overall as far as not already covered by previous sections. This includes but is not limited to segment results, income taxes, and earnings per share.

(C.1) Results of Segments

General Information

At year end 2020, SAP had five operating segments that are regularly reviewed by the Executive Board, which is responsible for assessing the performance of the Company and for making resource allocation decisions as our chief operating decision maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our services activities, travel management offerings or experience management solutions, or cover other activities of our business.

The former Applications, Technology & Services segment was renamed at the beginning of 2020 to Applications, Technology & Support, while the services functions were bundled into the new Services segment. The Applications, Technology & Support segment derives its revenues primarily from the sale of software licenses, support offerings, and cloud subscriptions (as far as not included in one of the other segments).

The new Services segment covers most of SAP’s services activities. It was established by bringing together services delivery and services sales functions to a new global services unit. Revenues are mainly generated from the sale of various professional services, premium support services, implementation services for our software products, and education services on the use of our products. However, the services segment does not reflect the full services business, as other segments provide services as well.

In 2020, the former Intelligent Spend Group segment was renamed to the Concur segment. This was the result of the integration of SAP Ariba and SAP Fieldglass offerings as well as major parts of the Concur engineering functions into the Applications, Technology & Support segment and the Services segment. The Concur segment derives its revenues mainly from transaction fees charged for the use of SAP’s cloud-based Concur travel management offerings and related services.

The Qualtrics segment derives its revenues mainly from the sale of experience management cloud solutions (offerings of Qualtrics) that run front-office functions across the experience data and from the sale of related services. For more information about the initial public offering of Qualtrics International Inc., see Note (G.8).

On November 4, 2020, we acquired Emarsys eMarketing Systems AG ("Emarsys"), an innovative and easy-to-use cloud-based marketing platform, to complement and enhance our existing SAP Customer Experience solutions. Consequently, this acquisition led to a new operating segment called Emarsys. Due to its size, however, Emarsys is not a reportable segment. The Emarsys segment derives its revenues mainly from the sales of cloud-based customer experience offerings and from the sale of related services.

Further, in the fourth quarter of 2020, we sold our former non-reportable Digital Interconnect segment which derived its revenues from the sale of telephony, video chat, and routing offerings.

The segment information for 2020 and the comparative prior periods were restated to conform with the new segment composition.

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

-      The expense measures exclude:

●
Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development) as well as sale/disposal gains and losses for these intangibles, settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses
●
Share-based payment expenses
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

Applications, Technology & Support

€ millions	2020		2019		2018
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	6,254	6,379	5,259	5,098	3,905
Software licenses	3,637	3,765	4,523	4,422	4,645
Software support	11,502	11,707	11,542	11,279	10,981
Software licenses and support	15,138	15,472	16,064	15,700	15,626
Cloud and software	21,392	21,852	21,323	20,798	19,531
Services	288	292	341	335	342
Total segment revenue	21,680	22,144	21,664	21,132	19,873
Cost of cloud	-2,165	-2,218	-1,972	-1,913	-1,620
Cost of software licenses and support	-1,756	-1,790	-1,910	-1,872	-1,835
Cost of cloud and software	-3,922	-4,008	-3,882	-3,784	-3,455
Cost of services	-308	-313	-332	-326	-321
Total cost of revenue	-4,230	-4,321	-4,214	-4,111	-3,776
Segment gross profit	17,450	17,823	17,450	17,022	16,096
Other segment expenses	-8,026	-8,190	-7,996	-7,821	-7,513
Segment profit	9,423	9,633	9,454	9,201	8,583

1 The 2020 constant currency amounts are only comparable to 2019 actual currency amounts; 2019 constant currency amounts are only comparable to 2018 actual currency amounts.

Concur

€ millions	2020		2019		2018
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	1,288	1,306	1,373	1,313	1,107
Software licenses	0	0	0	0	0
Software support	0	0	0	0	0
Software licenses and support	0	0	0	0	0
Cloud and software	1,288	1,306	1,373	1,313	1,107
Services	217	221	236	226	231
Total segment revenue	1,505	1,526	1,609	1,539	1,338
Cost of cloud	-154	-158	-181	-173	-160
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	-154	-158	-181	-173	-160
Cost of services	-165	-167	-169	-162	-160
Total cost of revenue	-319	-325	-350	-335	-320
Segment gross profit	1,186	1,201	1,260	1,204	1,019
Other segment expenses	-622	-632	-640	-614	-537
Segment profit	564	569	620	590	482

1 The 2020 constant currency amounts are only comparable to 2019 actual currency amounts; 2019 constant currency amounts are only comparable to 2018 actual currency amounts.

Qualtrics

€ millions	2020		2019		2018[2]
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	518	529	371	353	NA
Software licenses	0	0	0	0	NA
Software support	0	0	0	0	NA
Software licenses and support	0	0	0	0	NA
Cloud and software	518	529	371	353	NA
Services	162	166	137	130	NA
Total segment revenue	681	696	508	483	NA
Cost of cloud	-43	-43	-33	-31	NA
Cost of software licenses and support	0	0	0	0	NA
Cost of cloud and software	-43	-43	-33	-31	NA
Cost of services	-110	-112	-78	-74	NA
Total cost of revenue	-152	-155	-110	-106	NA
Segment gross profit	528	541	398	377	NA
Other segment expenses	-509	-521	-389	-368	NA
Segment profit	19	20	8	9	NA

1 The 2020 constant currency amounts are only comparable to 2019 actual currency amounts; 2019 constant currency amounts are only comparable to 2018 actual currency amounts.

2 There are no prior-period numbers presented for the Qualtrics segment for 2018, since Qualtrics was acquired in 2019.

Services

€ millions	2020		2019		2018
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	0	1	0	0	0
Software licenses	0	0	0	0	0
Software support	4	4	5	5	3
Software licenses and support	4	4	5	5	3
Cloud and software	5	5	5	5	4
Services	3,153	3,203	3,442	3,354	3,161
Total segment revenue	3,157	3,208	3,447	3,359	3,165
Cost of cloud	-70	-72	-57	-56	-51
Cost of software licenses and support	-33	-34	-55	-54	-77
Cost of cloud and software	-103	-106	-112	-110	-128
Cost of services	-2,136	-2,179	-2,506	-2,453	-2,379
Total cost of revenue	-2,240	-2,285	-2,618	-2,562	-2,507
Segment gross profit	918	923	829	796	658
Other segment expenses	-419	-429	-467	-456	-409
Segment profit	499	494	362	340	249

1 The 2020 constant currency amounts are only comparable to 2019 actual currency amounts; 2019 constant currency amounts are only comparable to 2018 actual currency amounts.

Segment Revenue by Region

€ millions	EMEA			Americas			APJ			Total Segment Revenue
	2020		2019	2020		2019	2020		2019	2020		2019
	Actual	Constant	Actual	Actual	Constant	Actual	Actual	Constant	Actual	Actual	Constant	Actual
	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency
Applications, Technology & Support	10,249	10,356	10,083	7,964	8,245	8,056	3,467	3,542	3,525	21,680	22,144	21,664
Concur	228	232	260	1,103	1,117	1,176	175	177	174	1,505	1,526	1,609
Qualtrics	97	99	68	528	540	403	55	56	37	681	696	508
Services	1,432	1,448	1,530	1,340	1,370	1,447	385	391	470	3,157	3,208	3,447
Total reportable segments	12,006	12,136	11,941	10,935	11,272	11,081	4,082	4,166	4,207	27,023	27,574	27,229

€ millions	EMEA			Americas			APJ			Total Segment Revenue
		2019	2018		2019	2018		2019	2018		2019	2018
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Support	10,083	10,015	9,416	8,056	7,699	7,226	3,525	3,419	3,231	21,664	21,132	19,873
Concur	260	246	152	1,176	1,125	1,061	174	168	125	1,609	1,539	1,338
Qualtrics[1]	68	65	NA	403	383	NA	37	36	NA	508	483	NA
Services	1,530	1,473	1,471	1,447	1,441	1,227	470	444	467	3,447	3,359	3,165
Total reportable segments	11,941	11,798	11,038	11,081	10,648	9,515	4,207	4,067	3,823	27,229	26,513	24,376

1 There are no prior-period numbers presented for the Qualtrics segment for 2018, since Qualtrics was acquired in 2019.

For a breakdown of revenue by region for the SAP Group, see Note (A.1).

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statements

€ millions	2020		2019		2018
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Applications, Technology & Support	21,680	22,144	21,664	21,132	19,873
Services	3,157	3,208	3,447	3,359	3,165
Qualtrics	681	696	508	483	NA
Concur	1,505	1,526	1,609	1,539	1,338
Total segment revenue for reportable segments	27,023	27,574	27,229	26,513	24,376
Other revenue	320	323	405	393	366
Adjustment for currency impact	0	-554	0	728	0
Adjustment of revenue under fair value accounting	-5	-5	-81	-81	-33
 Total revenue	27,338	27,338	27,553	27,553	24,708

Applications, Technology & Support	9,423	9,633	9,454	9,201	8,583
Services	499	494	362	340	249
Qualtrics	19	20	8	9	NA
Concur	564	569	620	590	482
Total segment profit for reportable segments	10,506	10,716	10,444	10,141	9,314
Other revenue	320	323	405	393	366
Other expenses	-2,538	-2,536	-2,642	-2,580	-2,517
Adjustment for currency impact	0	-216	0	255	0
Adjustment for
Revenue under fair value accounting	-5	-5	-81	-81	-33
Acquisition-related charges	-577	-577	-689	-689	-577
Share-based payment expenses	-1,084	-1,084	-1,835	-1,835	-831
 Restructuring	3	3	-1,130	-1,130	-19
 Operating profit	6,623	6,623	4,473	4,473	5,703
 Other non-operating income/expense, net	-179	-179	-74	-74	-56
 Financial income, net	776	776	198	198	-47
 Profit before tax	7,220	7,220	4,596	4,596	5,600

1 The 2020 constant currency amounts are only comparable to 2019 actual currency amounts; 2019 constant currency amounts are only comparable to 2018 actual currency amounts.

(C.3) Other Non-Operating Income/Expense, Net

€ millions	2020	2019	2018
Foreign currency exchange gain/loss, net	-154	-51	-31
Thereof from financial assets at fair value through profit or loss	601	358	444
Thereof from financial assets at amortized cost	-134	194	148
Thereof from financial liabilities at fair value through profit or loss	-487	-396	-415
Thereof from financial liabilities at amortized cost	-34	-176	-202
Miscellaneous income/expense, net	-25	-23	-25
 Other non-operating income/expense, net	-179	-74	-56

(C.4) Financial Income, Net

€ millions	2020	2019	2018
Finance income	1,473	787	371
Thereof gains from financial assets at fair value through profit or loss	1,360	596	227
Finance costs	-697	-589	-418
Thereof interest expense from financial liabilities at amortized cost	-179	-207	-106
Thereof interest expense from financial liabilities at fair value through profit or loss	-76	-155	-206
 Financial income, net	776	198	-47

(C.5) Income Taxes

y Judgments and Estimates

We are subject to changing tax laws in multiple jurisdictions within the countries in which we operate. Our ordinary business activities also include transactions where the ultimate tax outcome is uncertain due to different interpretations of tax laws, such as those involving transfer pricing and intercompany transactions between SAP Group entities. In addition, the amount of income taxes we pay is generally subject to ongoing audits by domestic and foreign tax authorities. In determining our worldwide income tax provisions, judgment is involved in assessing whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and whether to reflect the respective effect of uncertainty based on the most likely amount or the expected value. In applying these judgments, we consider the nature and the individual facts and circumstances of each uncertain tax treatment as well as the specifics of the respective jurisdiction, including applicable tax laws and our interpretation thereof.

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

Tax Expense by Geographic Location

€ millions	2020	2019	2018
Current tax expense
Germany	895	625	733
Foreign	1,001	1,153	1,019
Total current tax expense	1,896	1,778	1,752
Deferred tax expense/income
Germany	-38	-3	57
Foreign	80	-549	-298
Total deferred tax expense/income	42	-552	-241
 Total income tax expense	1,938	1,226	1,511

Major Components of Tax Expense

€ millions	2020	2019	2018
Current tax expense/income
Tax expense for current year	1,653	1,818	1,665
Taxes for prior years	243	-40	87
Total current tax expense	1,896	1,778	1,752
Deferred tax expense/income
Origination and reversal of temporary differences	47	-710	-501
Unused tax losses, research and development tax credits, and foreign tax credits	-5	158	260
Total deferred tax expense/income	42	-552	-241
 Total income tax expense	1,938	1,226	1,511

Profit Before Tax by Geographic Location

€ millions	2020	2019	2018
Germany	2,481	2,012	3,106
Foreign	4,739	2,584	2,494
 Total	7,220	4,596	5,600

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.3% (2019: 26.4%; 2018: 26.4%), to the actual income tax expense. Our 2020 combined German tax rate includes a corporate income tax rate of 15.0% (2019: 15.0%; 2018: 15.0%), plus a solidarity surcharge of 5.5% (2019: 5.5%; 2018: 5.5%) thereon, and trade taxes of 10.5% (2019: 10.6%; 2018: 10.6%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2020	2019	2018
 Profit before tax	7,220	4,596	5,600
Tax expense at applicable tax rate of 26.3% (2019: 26.4%; 2018: 26.4%)	1,901	1,212	1,478
Tax effect of:
Foreign tax rates	-166	-171	-131
Non-deductible expenses	254	116	106
Tax-exempt income	-282	-131	-54
Withholding taxes	105	138	91
Research and development and foreign tax credits	-100	-89	-33
Prior-year taxes	128	80	-17
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	41	48	58
Other	57	23	13
 Total income tax expense	1,938	1,226	1,511
Effective tax rate (in %)	26.8	26.7	27.0

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2020	2019
Deferred tax assets
Intangible assets	455	504
Property, plant, and equipment	19	19
Other financial assets	11	11
Trade and other receivables	115	61
Pension provisions	194	135
Share-based payments	197	268
Other provisions and obligations	1,155	1,330
Contract liabilities	631	553
Carryforwards of unused tax losses	108	131
Research and development and foreign tax credits	57	56
Other	108	152
Total deferred tax assets	3,050	3,220
Deferred tax liabilities
Intangible assets	854	1,006
Property, plant, and equipment	529	544
Other financial assets	239	221
Trade and other receivables	178	148
Pension provisions	21	13
Share-based payments	0	1
Other provisions and obligations	87	50
Contract liabilities	4	6
Other	123	59
Total deferred tax liabilities	2,035	2,048
Total deferred tax assets, net	1,015	1,172

Items Not Resulting in a Deferred Tax Asset

€ millions	2020	2019	2018
Unused tax losses
Not expiring	572	688	575
Expiring in the following year	25	63	7
Expiring after the following year	481	373	476
Total unused tax losses	1,078	1,124	1,058
Deductible temporary differences	587	538	509
Unused research and development and foreign tax credits
Not expiring	26	28	54
Expiring after the following year	17	17	18
Total unused tax credits	43	45	72

Of the unused tax losses, €264 million (2019: €187 million; 2018: €213  million) relate to U.S. state tax loss carryforwards.

We have not recognized a deferred tax liability on approximately €18.37 billion (2019: €17.41 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of certain secured capital investments, while the few foreign disputes are in respect of the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,221 million (2019: €2,013 million) in total (including related interest expenses and penalties of €648 million (2019: €982 million)). The contingent liabilities decreased in 2020 mainly due to changes in foreign currency exchange rates for our few foreign disputes and due to a German Federal Fiscal Court decision in a tax dispute involving intercompany financing matters.

(C.6) Earnings per Share

€ millions, unless otherwise stated	2020	2019	2018
Profit attributable to equity holders of SAP SE	5,145	3,321	4,083
Issued ordinary shares[1]	1,229	1,229	1,229
Effect of treasury shares[1]	-46	-35	-35
Weighted average shares outstanding, basic[1]	1,182	1,194	1,194
Dilutive effect of share-based payments[1]	0	0	0
Weighted average shares outstanding, diluted[1]	1,182	1,194	1,194
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	4.35	2.78	3.42
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	4.35	2.78	3.42

1 Number of shares in millions

Section D — Invested Capital

This section highlights our non-current assets including investments that form the basis of our operating activities. Additions to invested capital include separate asset acquisitions or business combinations. Further, we disclose information about purchase obligations and capital contributions.

(D.1) Business Combinations and Divestitures

y Measuring Non-Controlling Interests and Allocation of Consideration Transferred

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

2020 Acquisitions

On November 4, 2020, we concluded the acquisition of 100% of the shares of Emarsys eMarketing Systems AG, Vienna, Austria (“Emarsys”), following satisfaction of applicable regulatory and other approvals.

The operating results and assets and liabilities of Emarsys are reflected in our consolidated financial statements from November 4, 2020, onwards.

The initial accounting for the Emarsys business combination is incomplete because the acquisition occurred shortly before the end of the fiscal year and thus, we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities, as well as intangible assets of Emarsys. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as at December 31, 2020.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

Emarsys goodwill is attributed to expected synergies from the acquisition, particularly in the following areas:

–Cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization

–Emarsys offerings complementing the existing SAP Customer Experience solutions

–Improved profitability in Emarsys sales and operations

At the end of 2020, Emarsys was a non-reportable segment and the goodwill arising from the business combination was - on a preliminary basis - allocated to this segment. For more information, see Note (D.2).

For more information about our segments and about the changes in our segment structure, see Note (C.1).

2020 Divestitures

On May 5, 2020, SAP and Sinch AB, Stockholm, Sweden ( “Sinch”), announced that they had entered into a definitive agreement for Sinch to acquire the SAP Digital Interconnect group. The business sold (which was a non-reportable segment to SAP) consists of several SAP subsidiaries as well as assets transferred from certain SAP entities. The initial cash purchase price was €225 million (on a cash-free, debt-free basis). The disposal gain of €194 million (IFRS) and €128 million (non-IFRS) is included in “Other operating income/expense, net”.

The transaction closed on November 1, 2020, following satisfaction of applicable regulatory and other approvals.

Due to immateriality, we have not separately presented the business as a discontinued operation.

2019 Acquisitions

On January 23, 2019, we concluded the acquisition of Qualtrics International Inc. (“Qualtrics”), following satisfaction of applicable regulatory and other approvals.

Qualtrics is a leading provider of experience management solutions. By combining Qualtrics products and SAP products, we aim to deliver an end-to-end experience and operational management system to our customers.

We acquired 100% of the Qualtrics shares for approx. US$35 per share, representing consideration transferred in cash of approximately US$7.1 billion. In addition to the cash payments, SAP also incurred liabilities and post-closing expenses relating to assumed share-based payment awards amounting to approximately US$0.9 billion.

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

Measurement period adjustments recorded in both 2020 and 2019 were not material.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Qualtrics, as at the acquisition date.

Qualtrics Acquisition: Recognized Assets and Liabilities

€ millions
Cash and cash equivalents	138
Other financial assets	1
Trade and other receivables	37
Other non-financial assets	20
Property, plant, and equipment	75
Intangible assets	1,803
Thereof acquired technology	575
Thereof customer relationship and other intangibles	1,226
Thereof software and database licenses	2
Total identifiable assets	2,074
Trade and other payables	97
Financial liabilities	53
Current and deferred tax liabilities	317
Provisions and other non-financial liabilities	41
Contract liabilities	129
Total identifiable liabilities	637
Total identifiable net assets	1,437
Goodwill	5,012
Total consideration transferred	6,449

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

Qualtrics goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–Cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization

-      Creation of new offerings by combining Qualtrics products and SAP products to deliver an end-to-end experience and operational management system to the customers

-      Improved profitability in Qualtrics sales and operations

The allocation of the goodwill resulting from the Qualtrics acquisition to our operating segments was depending on how our operating segments actually benefit from the synergies of the Qualtrics business combination. For more information, see Note (D.2).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Qualtrics business acquired in 2019 since the acquisition date were included in our 2019 consolidated income statements as follows:

Qualtrics Acquisition: Impact on SAP’s Financials

€ millions	2019	Contribution of
	as Reported	Qualtrics
 Revenue	27,553	429
 Profit after tax	3,370	-526

Had Qualtrics been consolidated as at January 1, 2019, our 2019 revenue and profit after tax would not have been materially different.

2018 Acquisitions

On April 5, 2018, following satisfaction of applicable regulatory and other approvals, we acquired 100% of the shares of Callidus Software Inc. (“Callidus”) (NDSQ: CALD), a leading provider of customer relationship management (CRM) solutions. SAP paid US$36 per share, representing consideration transferred in cash of approximately US$2.4 billion. The acquisition aimed to accelerate and strengthen SAP’s position and solution offerings in the sales performance management (SPM) and configure-price-quote (CPQ) spaces.

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

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Callidus, as at the acquisition date:

Callidus Acquisition: Recognized Assets and Liabilities

€ millions
Cash and cash equivalents	63
Other financial assets	64
Trade and other receivables	32
Other non-financial assets	11
Property, plant, and equipment	26
Intangible assets	515
Thereof acquired technology	121
Thereof customer relationship and other intangibles	390
Thereof software and database licenses	4
Total identifiable assets	711
Trade and other payables	59
Current and deferred tax liabilities	71
Provisions and other non-financial liabilities	15
Contract liabilities/deferred income	55
Total identifiable liabilities	200
Total identifiable net assets	511
Goodwill	1,493
Total consideration transferred	2,004

The goodwill arising from our acquisitions consists largely of synergies and the know-how and skills of the acquired businesses’ workforces.

For the Callidus acquisition, synergies particularly relate to the following areas:

–	Cross-selling opportunities of Callidus products to existing SAP customers across all regions, using SAP’s sales organization
–	Integrating Callidus products into SAP Customer Experience portfolio to strengthen SAP’s customer experience suite of solutions
–	Improved profitability in Callidus sales and operations

After the acquisition, we had allocated the Callidus goodwill and intangibles to the newly established Customer Experience segment. For more information about our segments and about the changes in our segment structure after the allocation, see Note (C.1).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Callidus business acquired in 2018 since the acquisition date are included in the 2018 consolidated income statements as follows:

Callidus Acquisition: Impact on SAP’s Financials

€ millions	2018	Contribution of
	as Reported	Callidus
 Revenue	24,708	180
 Profit after tax	4,088	-60

Had Callidus been consolidated as at January 1, 2018, our estimated 2018 pro forma revenue would have been €24,766 million, and pro forma profit after tax would have been €4,071 million.

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

Goodwill

€ millions
Historical cost
1/1/2019	23,838
Foreign currency exchange differences	417
Additions from business combinations	5,014
Retirements/disposals	-9
12/31/2019	29,260
Foreign currency exchange differences	-2,010
Additions from business combinations	417
Retirements/disposals	-9
12/31/2020	27,658
Accumulated amortization
1/1/2019	102
Foreign currency exchange differences	-1
12/31/2019	101
Foreign currency exchange differences	-3
12/31/2020	98

Carrying amount
12/31/2019	29,159
12/31/2020	27,560

For more information about our segments and the changes in 2020, see Note (C.1).

Throughout 2020 (particularly in light of the COVID-19 pandemic and its development), we have - through a qualitative and quantitative analysis - been continuously monitoring the existence of triggering events.

Based on the analysis updated in the fourth quarter, which served as the basis for our regular goodwill impairment test, we assume the economic impact of the current COVID-19 situation will continue through at least the first half of 2021, but that vaccine programs rolled out globally will lead to a gradually improving demand environment. For more information, see Note (IN.2).

For impairment testing purposes, the carrying amount of goodwill is allocated to the operating segments expected to benefit from goodwill as follows:

Goodwill by Operating Segment

€ millions	Applications,	Services	Concur	Qualtrics	Other[1]	Total
	Technology &		(formerly
	Support (formerly		Intelligent Spend
	Applications,		Group)
	Technology &
	Services)
12/31/2019	18,509	0	7,762	2,879	9	29,159
12/31/2020	20,844	355	3,307	2,637	417	27,560

1 The non-reportable Digital Interconnect segment was sold in 2020 for further information, see Note (D.1). The 2020 balance relates to Emarsys.

Due to the changes in our segments in 2020, a portion (€4,173 million) of the Intelligent Spend Group goodwill was moved to the former Applications, Technology & Services segment. A portion (€368 million) of the goodwill in this segment was then moved to the newly formed Services segment.

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

Key Assumptions and Detailed Planning Period

Percent, unless otherwise stated	Applications, Technology &		Services		Concur[1]		Qualtrics
	Support (formerly Applications,				(formerly Intelligent Spend
	Technology & Services)				Group)
	2020	2019	2020	2019	2020	2019	2020	2019
Budgeted revenue growth (average of the budgeted period)	5.4	3.0	3.4	NA	16.7	13.3	20.6	22.6
After-tax discount rate	8.8	9.1	7.2	NA	9.3	10.4	9.7	11.1
Terminal growth rate	3.0	3.0	3.0	NA	3.0	3.0	3.0	3.0
Detailed planning period (in years)	5	5	5	NA	9	9	13	13

1  The assumptions represent those used for the former Intelligent Spend Group segment in the 2019 impairment test – given the segment changes, comparability to the previous year is limited.

On October 1, 2020, we performed a goodwill impairment test for the segments mentioned above.

Applications, Technology & Support Segment and Services Segment

For more information about our 2020 segment changes, see Note (C.1). Given the close proximity to the 2019 test and the significant headroom, no formal impairment test was performed on the carve-out date of the Services segment.

The recoverable amount of these segments was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (target operating margins of 32.4% (Applications, Technology & Support) (2019: 35.9)% and 2.4% (Services) were used in the valuation).

We believe that no reasonably possible change in any of the above key assumptions would cause the carrying amount of our Applications, Technology & Support segment to exceed the recoverable amount.

For our Services segment, the recoverable amount exceeded the carrying amount by €1,416 million.

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

Services
2020
Budgeted revenue growth (change in pp)	-0.6
Target operating margin at the end of the budgeted period (change in pp)	-2

Concur Segment (former Intelligent Spend Group Segment)

For more information about our 2020 segment changes, see Note (C.1) (since a major part of the Concur engineering functions was also moved , adjustments were made accordingly for impairment testing purposes). Given the close proximity to the 2019 test and the significant headroom, no formal impairment test was performed on the date of the move.

When performing the impairment test, the recoverable amount was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 31.1% (2019: 30.6% – relating to the former Intelligent Spend Group segment) was used in the valuation).

The recoverable amount exceeded the carrying amount by €11,514 million (the 2019 number is not comparable as it had been calculated for the former Intelligent Spend Group segment).

The following table shows the amounts by which the key assumptions could – at the time of the impairment test – have changed individually (that is, without changing the other key assumptions) for the recoverable amount to be at least equal to the carrying amount . For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

Concur[1]
2020
Budgeted revenue growth (change in pp)	-4.1
Target operating margin at the end of the budgeted period (change in pp)	-26

1  Given the segment changes and the limited comparability to the previous year we only provide sensitivity numbers for 2020 for Concur.

Qualtrics Segment

The recoverable amount was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 22.4% (2019: 21.5%) was used in the valuation).

Given the fact that the Qualtrics segment is expected to show disproportionate growth in the coming years and has not yet reached a steady state, we have used a longer and more detailed planning period than one would apply in a more mature segment.

As at October 1, 2020, the calculation of the recoverable amount resulted in an amount that exceeded the carrying amount multiple times. Subsequently, Qualtrics International Inc. completed its initial public offering ("IPO") on January 28, 2021, with an implied market capitalization of more than $20 billion based on shares outstanding of approximately 511 million and the closing share price on the first day of trading.

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

	Qualtrics
	2020	2019
Budgeted revenue growth (change in pp)	-2.3	-1.6

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

Intangible Assets

€ millions	Software and	Acquired	Customer	Total
	Database Licenses	Technology/IPRD	Relationship and
			Other Intangibles
Historical cost
1/1/2019	996	2,178	5,212	8,386
Foreign currency exchange differences	4	48	100	152
Additions from business combinations	2	574	1,226	1,802
Other additions	84	0	68	152
Retirements/disposals	-182	-48	-166	-396
Transfers	25	0	-25	0
12/31/2019	929	2,752	6,415	10,096
Foreign currency exchange differences	-14	-224	-467	-705
Additions from business combinations	1	59	184	244
Other additions	10	0	60	70
Retirements/disposals	-148	-22	-142	-312
Transfers	15	0	-12	3
12/31/2020	793	2,565	6,038	9,396

Accumulated amortization
1/1/2019	679	1,775	2,705	5,159
Foreign currency exchange differences	5	33	39	77
Additions amortization	94	271	395	760
Retirements/disposals	-180	-48	-163	-391
12/31/2019	598	2,031	2,976	5,605
Foreign currency exchange differences	-13	-180	-219	-412
Additions amortization	85	214	420	719
Retirements/disposals	-147	-22	-131	-300
12/31/2020	523	2,043	3,046	5,612

Carrying amount
12/31/2019	331	721	3,439	4,491
12/31/2020	270	522	2,992	3,784

Significant Intangible Assets

€ millions, unless otherwise stated			Remaining
	Carrying Amount		Useful Life
	2020	2019	(in years)
SuccessFactors – Customer relationships	132	184			5
Ariba – Customer relationships	203	273	5	to	7
Concur – Customer relationships	786	955	10	to	14
Callidus – Customer relationships	262	336	8	to	12
Qualtrics - Acquired technologies	360	495			5
Qualtrics - Customer relationships	991	1,152	12	to	17
Emarsys – Customer relationships	174	NA	7	to	14
Total significant intangible assets	2,908	3,395

(D.4)   Property, Plant, and Equipment

y Depreciation of Property, Plant and Equipment

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leased assets and leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	2 to 5 years

Property, Plant, and Equipment

€ millions	Land and Buildings	Land and	Other Property,	Other Property,	Advance	Total
		Buildings Leased	Plant, and	Plant, and	Payments and
			Equipment	Equipment	Construction
				Leased	in Progress
12/31/2019	1,537	1,929	1,956	38	36	5,496
12/31/2020	1,457	1,816	1,628	41	99	5,041

Additions
2019	85	360	586	19	17	1,067
2020	66	404	424	25	87	1,006

The additions (other than from business combinations) relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. For more information about leases, see Note (D.5).

(D.5)   Leases

y Accounting Policies, Judgments, and Estimates

Under IFRS 16, a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a lessee, SAP recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use assets are depreciated on a straight-line basis and interest expense is recognized on the lease liabilities. The vast majority of our leases consist of facility and data center leases. Payments for short-term and low-value leases are expensed over the lease term. Extension options are included in the lease term if their exercise is reasonably certain.

Leases in the Balance Sheet

€ millions	12/31/2020	12/31/2019
Right-of-use assets
Right-of-use assets – land and buildings	1,816	1,929
Right-of-use assets – other property, plant, and equipment	41	38
Total right-of-use assets	1,857	1,967
/ Non-current assets	43,402	44,999
Right-of-use assets as % of / non-current assets	4	4

Lease liabilities
Current lease liabilities	380	389
/ Current financial liabilities	2,348	3,273
Current lease liabilities as % of / current financial liabilities	16	12

Non-current lease liabilities	1,740	1,814
/ Non-current financial liabilities	13,605	12,923
Non-current lease liabilities as % of / non-current financial liabilities	13	14

SAP is committed to future minimum lease payments in the amount of €161 million for facility leases that had not yet commenced as at December 31, 2020. For data centers, we have future commitments to spend €217 million on services and IFRS 16-related assets. Because this agreement does not specify the required split, the entire amount has been included in the purchase obligations reported in Note (D.8).

Leases in the Income Statement

€ millions	2020	2019
Lease expenses within operating profit
Depreciation of right-of-use assets	396	396

For more information about right-of-use asset additions, see Note (D.4), and for a maturity analysis of lease liabilities, see Note (F.1). For more information about the cash flow related to lease liabilities, see the “Reconciliation of Liabilities Arising from Financing Activities” table within Note (E.3).

(D.6)   Equity Investments

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

Equity Investments

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Equity securities	0	3,113	3,113	0	1,996	1,996
Investments in associates	0	14	14	0	16	16
Equity investments	0	3,127	3,127	0	2,012	2,012
/ Other financial assets	1,635	3,512	5,147	297	2,336	2,633
Equity investments as % of / other financial assets	0	89	61	0	86	76

For a list of the names of other equity investments, see Note (G.9).

Financial Commitments in Venture Capital Funds

€ millions	2020	2019
Investments in venture capital funds	237	206

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2020, total commitments to make such investments amounted to €607 million (2019: €517 million), of which €370 million had been drawn (2019: €312 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus contractually committed future capital contributions.

Maturities

€ millions	12/31/2020
Investments in Venture
Capital Funds
Due 2021	237
Total	237

(D.7) Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2020	2019
Germany	4,350	4,486
Rest of EMEA	5,821	5,386
EMEA	10,171	9,872
United States	26,829	29,741
Rest of Americas	379	411
Americas	27,208	30,151
APJ	1,216	1,276
SAP Group	38,595	41,299

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

(D.8) Purchase Obligations

€ millions	2020	2019
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	106	342
Other purchase obligations	3,685	2,251
Purchase obligations	3,791	2,592

The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to marketing, consulting, maintenance, license agreements, cloud services, and other third-party agreements. The increase is mainly due to new purchase obligations related to cloud services. Historically, the majority of such purchase obligations have been realized.

Maturities

€ millions	12/31/2020
Purchase Obligations
Due 2021	975
Due 2022 to 2025	2,371
Due thereafter	445
Total	3,791

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

SAP SE’s long-term credit rating is “A2” by Moody’s and “A” by Standard & Poor’s, both with stable outlook.

	12/31/2020		12/31/2019
	€ millions	% of	€ millions	% of	∆ in %
		Total Equity and		Total Equity and
		Liabilities		Liabilities
/ Equity	29,928	51	30,822	51	-3
/ Current liabilities	12,842	22	14,462	24	-11
/ Non-current liabilities	15,702	27	14,929	25	5
/ Liabilities	28,544	49	29,390	49	-3
Thereof financial debt	13,283	23	13,668	23	-3
Thereof lease liabilities	2,120	4	2,203	4	-4
/ Total equity and liabilities	58,472	100	60,212	100	-3

In 2020, we drew €2,000 million of Eurobonds. At maturity, we repaid €1.150 million in Eurobonds and US$290 million in private placements, as well as €750 million in acquisition loan and €170 million in commercial paper (CP). Thus, the ratio of total nominal volume of financial debt to total equity and liabilities remained stable.

(E.2) Total Equity

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

	Issued	Treasury
Millions	Capital	Shares
1/1/2018	1,228.5	-35.1
Reissuance of treasury shares under share-based payments	0	0.2
12/31/2018	1,228.5	-34.9
12/31/2019	1,228.5	-34.9
Purchase of treasury shares	0	-14.1
12/31/2020	1,228.5	-48.9

For information about the share buyback in 2020, see “Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital as follows:

-      By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until May 19, 2025 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.

-      By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until May 19, 2025 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2020, €100 million, representing 100 million shares, was still available for issuance (2019: €100 million).

Other Components of Equity

€ millions	Exchange	Cash Flow	Total
	Differences	Hedges/Cost of
		Hedging
1/1/2018	330	18	347
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	910	-23	887
12/31/2018	1,239	-5	1,234
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	537	-1	536
12/31/2019	1,776	-6	1,770
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	-2,791	10	-2,781
12/31/2020	-1,015	4	-1,011

Treasury Shares

By resolution of SAP SE’s Annual General Meeting of Shareholders held on May 17, 2018, the authorization granted by the Annual General Meeting of Shareholders on June 4, 2013, regarding the acquisition of treasury shares was revoked to the extent it had not been exercised at that time, and replaced by a new authorization of the Executive Board of SAP SE to acquire, on or before May 16, 2023, shares of SAP SE representing a pro rata amount of capital stock of up to €120 million in aggregate, provided that the shares purchased under the authorization, together with any other shares in the Company previously acquired and held by, or attributable to, SAP SE do not account for more than 10% of SAP SE’s issued share capital. Although treasury shares are legally considered outstanding, there are no dividend or voting rights associated with them. We may redeem or resell shares held in treasury, or we may use treasury shares for the purpose of servicing option or conversion rights under the Company’s share-based payment plans. Also, we may use shares held in treasury as consideration in connection with mergers with, or acquisitions of, other companies.

For information about the share buyback in 2020, see “Item 16E Purchase of Equity Securities by the Issuer and Affiliated Purchasers”.

Distribution Policy and Dividends

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling 40% or more of our profit after tax and by potentially repurchasing treasury shares in future.

In 2020, we distributed €1,864 million (€1.58 per share) in dividends for 2019 compared to €1,790 million (€1.50 per share) paid in 2019 for 2018 and €1,671 million (€1.40 per share) paid in 2018 for 2017. Aside from the distributed dividend, in 2020, we also returned €1,492 million to our shareholders by repurchasing treasury shares.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2020, the Executive Board intends to propose that a dividend of €1.85 per share (that is, an estimated total dividend of €2,182 million), be paid from the profits of SAP SE.

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

Impairment of Non-Derivative Financial Debt Investments

For these financial assets, we apply considerable judgment by employing the general impairment approach as follows:

-   For cash at banks, time deposits, and debt securities such as acquired bonds and commercial paper (CP), we apply the low credit risk exception, as it is our policy to invest only in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model, and we record a loss allowance at an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. Even though we invest only in assets of at least investment-grade, we also closely observe the development of credit default swap spreads as a measure of market participants’ assessments of the creditworthiness of a debtor to evaluate probable significant increases in credit risk to timely react to changes should these manifest. Among others, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties or if there is a drastic increase in a counterparty’s credit default swap spread for a prolonged time period while the overall market environment remains generally stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

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

Group Liquidity, Financial Debt, and Net Debt

Group liquidity consists of cash at banks, money market and other funds, time deposits, and debt securities (both with remaining maturities of less than one year). Financial debt is defined as the nominal volume of bank loans, CP, private placements, and bonds. Net debt is group liquidity less financial debt.

Group Liquidity and Net Debt

€ millions	2020	2019	∆
/ Cash and cash equivalents	5,311	5,314	-4
Current time deposits and debt securities	1,470	67	1,402
Group liquidity	6,781	5,382	1,399
Current financial debt	-1,482	-2,529	1,046
Non-current financial debt	-11,801	-11,139	-662
Financial debt	-13,283	-13,668	384
Net debt (–)	-6,503	-8,286	1,783

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net debt.

Cash and Cash Equivalents

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	2,732	0	2,732	2,877	0	2,877
Time deposits	927	0	927	1,093	0	1,093
Money market and other funds	1,655	0	1,655	1,347	0	1,347
Expected credit loss allowance	-3	0	-3	-3	0	-3
/ Cash and cash equivalents	5,311	0	5,311	5,314	0	5,314

Non-Derivative Financial Debt Investments

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	1,448	0	1,448	44	0	44
Debt securities	24	0	24	27	0	27
Financial instruments related to employee benefit plans	0	162	162	0	183	183
Loans and other financial receivables	83	107	190	100	117	217
Expected credit loss allowance	-3	0	-3	-3	0	-3
Non-derivative financial debt investments	1,552	269	1,822	167	300	467
/ Other financial assets	1,635	3,512	5,147	297	2,336	2,633
Non-derivative financial debt investments as % of / other financial assets	95	8	35	56	13	18

Time deposits with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of acquired CP and acquired bonds of mainly financial and non-financial corporations and municipalities.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

€ millions	2020					2019
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	500	9,844	500	9,868	10,369	1,150	8,367	1,150	8,283	9,433
Private placement transactions	0	707	0	742	742	258	772	259	808	1,067
Commercial Papers	930	0	931	0	931	1,100	0	1,100	0	1,100
Bank loans	52	1,250	52	1,250	1,302	21	2,000	22	1,995	2,017
Financial debt	1,482	11,801	1,484	11,860	13,344	2,529	11,139	2,531	11,086	13,617
/ Financial liabilities			2,348	13,605	15,953			3,273	12,923	16,196
Financial debt as % of / financial liabilities			63	87	84			77	86	84

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 0.87% in 2020, 1.09% in 2019, and 1.33% in 2018.

For more information about the risk associated with our financial liabilities, see Note (F.1). For more information about fair values, see Note (F.2).

Bonds

	2020							2019
	Maturity	Issue Price	Coupon Rate	Effective Interest	Nominal Volume		Carrying	Carrying
				Rate	(in respective		Amount	Amount
					currency		(in € millions)	(in € millions)
					in millions)
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%		€1,000	998	997
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%		€1,000	1,006	985
Eurobond 11 – 2015	2020	100.000%	0.000% (var.)	0.07%		€650	0	650
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%		€600	597	596
Eurobond 14 – 2018	2021	100.519%	0.000% (var.)	-0.15%		€500	500	501
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%		€500	498	498
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%		€500	510	491
Eurobond 17 – 2018	2020	100.024%	0.000% (var.)	-0.01%		€500	0	500
Eurobond 18 – 2018	2022	99.654%	0.250% (fix)	0.36%		€900	899	898
Eurobond 19 – 2018	2024	99.227%	0.750% (fix)	0.89%		€850	845	844
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%		€1,000	1,009	982
Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%		€1,250	1,279	1,224
Eurobond 22 – 2020	2023	99.794%	0.000% (fix)	0.07%		€600	599	0
Eurobond 23 – 2020	2026	99.200%	0.125% (fix)	0.26%		€600	596	0
Eurobond 24 – 2020	2029	98.787%	0.375% (fix)	0.51%		€800	789	0
Eurobonds							10,125	9,166
USD bond - 2018	2025	100.000%	0.721% (var.)	0.83%	US$	300	243	267
Bonds							10,369	9,433

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2020						2019
	Maturity	Coupon Rate	Effective Interest	Nominal Volume		Carrying Amount	Carrying Amount
			Rate	(in respective		(in € millions)	(in € millions)
				currency in
				millions)
U.S. private placements
Tranche 6 – 2012	2020	2.82% (fix)	2.86%	US$	290	0	259
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$	444.5	373	406
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$	323	281	305
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$	100	88	97
Private placements						742	1,067

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Commercial Paper

The net proceeds from our commercial paper program (Commercial Paper, or CP) are being used for general corporate purposes, including dividends and share repurchases. As at December 31, 2020, we had €930 million of CP outstanding with maturities generally less than six months and the carrying amount amounted to €931 million (December 31, 2019: €1,100.5 million). The weighted average interest rate of our CP was -0.40% as at December 31, 2020 (December 31, 2019: -0.38)%.

Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

€ millions	1/1/2020	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2020
			Combinations	Currency	Changes
Current financial debt	2,529	-2,282	2	-17	0	1,251	1,482
Non-current financial debt	11,139	2,000	1	-88	0	-1,251	11,801
Financial debt (nominal volume)	13,668	-282	2	-105	0	0	13,283
Basis adjustment	13	0	0	-4	117	0	126
Transaction costs	-64	-16	0	0	0	14	-66
Financial debt (carrying amount)	13,616	-298	2	-109	117	14	13,344
Accrued interest	67	0	0	0	0	-6	61
Interest rate swaps	7	0	0	2	-123	0	-114
Lease[1]	2,204	-378	15	-125	0	404	2,120
Total liabilities from financing activities	15,895	-675	17	-233	-5	413	15,411

1 Other includes new lease liabilities

€ millions	1/1/2019	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2019
			Combinations	Currency	Changes
Current financial debt	759	-188	0	-6	0	1,963	2,529
Non-current financial debt	10,572	2,500	0	30	0	-1,963	11,139
Financial debt (nominal volume)	11,331	2,312	0	25	0	0	13,668
Basis adjustment	42	0	0	1	-30	0	13
Transaction costs	-70	0	0	0	0	5	-64
Financial debt (carrying amount)	11,303	2,312	0	25	-30	5	13,616
Accrued interest	47	0	0	1	0	19	67
Interest rate swaps	-7	0	0	0	14	0	7
Lease[1]	2,168	-403	52	38	0	348	2,204
Total liabilities from financing activities	13,512	1,910	52	64	-16	373	15,895

1 Other includes new lease liabilities

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

Amendments to IFRS 9, IAS 39, and IFRS 7 – Interest Rate Benchmark Reform

The IASB issued amendments to IFRS 9, IAS 39, and IFRS 7 on September 26, 2019, completing Phase 1 of the Interest Rate Benchmark Reform project. SAP holds interest rate receiver swaps which are designated in fair value hedging relationships that are directly impacted by the IBOR Reform. The interest rate swaps have floating legs which are indexed to either EONIA or USD Fed Funds Rate which will be amended to Euro Short-Term Rate and Secured Overnight Financing Rate, respectively. We are monitoring the latest developments to manage the transition to the new interest rate benchmarks. We do not expect material impacts from the change of interest rate benchmarks. As at December 31, 2020, SAP’s exposure to EONIA designated in hedging relationships was €3.75 billion nominal amount, representing both the nominal amount of the hedging interest rate swap and the principal amount of the hedged Eurobonds maturing between 2027 and 2031. The exposure to USD Fed Funds Rate designated in hedging relationships was US$322.25 million nominal amount (€262.6 million), representing both the nominal amount of the hedging interest rate swaps and the principal amount of the hedged U.S. private placements maturing between 2022 and 2024.

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

The amounts as at December 31, 2020, relating to items designated as hedged items were as follows:

Designated Hedged Items in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments
2020
Change in value used for calculating hedge ineffectiveness	5
Cash flow hedge	5
Cost of hedging	-1
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0

The amounts as at December 31, 2020, designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments
2020
Nominal amount	436
Carrying amount
Other financial assets	7
Other financial liabilities	-1
Change in value recognized in OCI	5
Hedge ineffectiveness recognized in finance income, net	0
Cost of hedging recognized in OCI	1
Amount reclassified from cash flow hedge in OCI to other non-operating income, net	6
Amount reclassified from cost of hedging in OCI to finance income, net	-4

On December 31, 2020, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Maturity
	2020
	1 - 6 months	7 - 12 months
Forward exchange contracts
Net exposure in € millions	290	146
Average EUR:GBP forward rate	0.90	0.91
Average EUR:JPY forward rate	122.33	125.06
Average EUR:CHF forward rate	1.07	1.07
Average EUR:AUD forward rate	1.69	0

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

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

–      The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income

–      Foreign currency embedded derivatives affecting other non-operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31, 2020, was as follows:

Foreign Currency Exposure

€ billions	2020	2019
Year-end exposure toward all our major currencies	0.9	1.0
Average exposure	0.9	0.7
Highest exposure	1.0	1.0
Lowest exposure	0.9	0.6

Foreign Currency Exchange Rate Sensitivity

We calculate our sensitivity on an upward/downward shift of +/–10% of the foreign currency exchange rate between the euro and all major currencies (2019: +/-10% of the foreign currency exchange rate between the euro and all other major currencies; 2018: +/–10% of the foreign currency exchange rate between the euro and all other major currencies). If, on December 31, 2020, 2019, and 2018, the foreign currency exchange rates had been higher/lower as described above, this would have had the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

€ millions	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2020	2019	2018	2020	2019	2018
Derivatives held within a designated cash flow hedge relationship
All major currencies –10% (2019: all major currencies –10% ;2018: all major currencies –10%)				43	53	62
All major currencies +10% (2019: all major currencies +10% ;2018: all major currencies +10%)				-43	-53	-62
Embedded derivatives
All currencies –10%	40	53	11
All currencies +10%	-49	-53	-11
FX option held in connection with the acquisition of Qualtrics
USD –10%	0	0	-29
USD +10%	0	0	559

Interest Rate Risk

Interest Rate Risk Factors

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars, since a large part of our investments are based on variable rates and/or short maturities (2020: 67%; 2019: 80%) and most of our financing transactions are based on fixed rates and long maturities (2020: 85%; 2019: 69%).

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

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to convert certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions on a 1:1 ratio. Including interest rate swaps, 48% (2019: 35%) of our total interest-bearing financial liabilities outstanding as at December 31, 2020, had a fixed interest rate.

The amounts as at December 31, 2020, relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

€ millions	2020
	Fixed-Rate	Fixed-Rate
	Borrowing in EUR	Borrowing in USD
Notional amount	4,550	263
Carrying amount	4,503	262
Accumulated fair value adjustments in Other financial liabilities	-90	-36
Change in fair value used for measuring ineffectiveness	-90	-16
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains/losses	0	-20

The amounts as at December 31, 2020, designated as hedging instruments were as follows:

Designated Hedging Instruments in Interest Rate Hedges

€ millions	2020
	Interest Rate	Interest Rate
	Swaps for	Swaps for
	EUR Borrowing	USD Borrowing
Notional amount	4,550	263
Carrying amount
Other financial assets	99	15
Other financial liabilities	0	0
Change in fair value used for measuring ineffectiveness	99	15

As at December 31, 2020, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

€ millions							2020
							Maturity
	2022	2024	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts			1,000	1,000	800	500	1,250
Average variable interest rate			1.476%	0.900%	0.240%	0.875%	1.038%
USD interest rate swaps
Nominal amounts	181	81
Average variable interest rate	1.031%	0.910%

None of the fair value adjustment from the receiver swaps, the basis adjustment on the underlying hedged items held in fair value hedge relationships, and the difference between the two recognized in financial income, net, is material in any of the years presented.

Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

€ billions	2020				2019
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	0.02	0.02	0.02	0.02	0.03	0.05	0.07	0.03
Cash flow interest rate risk
From investments (including cash)	4.58	5.14	5.77	4.58	4.32	4.32	5.04	3.89
From financing	1.99	3.18	3.93	1.99	3.92	4.25	4.43	3.92
From interest rate swaps	4.81	4.78	5.10	4.30	4.29	3.05	5.06	1.28

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

Due to the different interest rate expectations for the U.S. dollar and the euro area, we base our sensitivity analyses on a yield curve upward shift of +50/+10 basis points (bps) for the U.S. dollar/euro area (2019: +50/+10bps for the U.S. dollar/euro area; 2018: +100/+30bps for the U.S. dollar/euro area), and a yield curve downward shift of –50/-20bps for the U.S. dollar/euro area (2019: –50/–20bps for the U.S. dollar/euro area; 2018: –25/-10bps for the U.S. dollar/euro area).

If, on December 31, 2020, 2019, and 2018, interest rates had been higher/lower than as described above, this would not have had a material effect on financial income, net, for our variable interest rate investments and would have had the following effects on financial income, net.

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2020	2019	2018
Derivatives held within a designated fair value hedge relationship
Interest rates +50bps for U.S. dollar area/+10bps for euro area (2019: +50/+10bps for U.S. dollar/euro area; 2018: +100/+30bps for U.S. dollar/euro area)	-41	-41	-20
Interest rates –50bps for U.S. dollar/–20bps for euro area (2019: –50 /–20bps for U.S. dollar/euro area; 2018: –25 /–10bps for U.S. dollar/euro area)	79	76	5
Variable-rate financing
Interest rates +50bps for U.S. dollar area/+10bps for euro area (2019: +50/+10bps for U.S. dollar/euro area; 2018: +100/+30bps for U.S. dollar/euro area)	-6	-8	-24
Interest rates –50bps for U.S. dollar/–20bps for euro area (2019: –50/–20bps for U.S. dollar/euro area; 2018: –25/–10bps for U.S. dollar/euro area)	6	8	4

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

Equity Price Exposure

On December 31, 2020, our exposure from our investments in equity securities was €3,113 million (2019: €1,996 million; 2018: €1,248 million).

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

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2020	2019	2018
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 10% - increase of financial income, net by	259	156	65
Decrease in equity prices and respective unobservable inputs of 10% - decrease of financial income, net by	-259	-156	-65
Share-based payments
Increase in equity prices of 20%
- Increase of share-based payment expenses by	-272	-298	-279
- Increase of offsetting gains from hedging instruments by	24	48	57
Decrease in equity prices of 20%
- Decrease of share-based payment expenses by	271	307	262
- Decrease of offsetting gains from hedging instruments by	-23	-46	-44

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

Credit Risk Management

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat.” We only invest in issuers with a lower rating in exceptional cases. Such investments were not material in 2020 and 2019. The weighted average rating of our financial assets is in the range A to A-. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

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

The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (A.2).

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, 2020, our exposure to credit risk from cash, time deposits, and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

€ millions, unless otherwise stated	2020
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount Not	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB-	-0.1%	4,846	0	-3
Risk class 2 - high risk	BB to D	0.0%	29	0	0
Risk class 3 - unrated	NA	-11.3%	23	0	-3
Total		-0.1%	4,898	0	-6

€ millions, unless otherwise stated	2019
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount Not	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB–	-0.1%	3,838	0	-3
Risk class 2 - high risk	BB to D	0.0%	23	0	0
Risk class 3 - unrated	NA	-5.0%	52	0	-3
Total		-0.2%	3,913	0	-6

As at December 31, 2020, the major part of our other loans and other financial receivables was concentrated in Germany. There were no loans, or other financial receivables past due but not impaired and we had no indications of impairments of such assets that were not past due and not impaired as at that date.

Trade Receivables and Contract Assets

As at December 31, 2020, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables and Contract Assets

€ millions, unless otherwise stated	2020
	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount Credit-	ECL Allowance
		Credit-Impaired	Impaired
AR not due and due	-0.2%	4,426	0	-10
AR overdue 1 to 30 days	-0.9%	511	71	-5
AR overdue 30 to 90 days	-1.8%	380	61	-8
AR overdue more than 90 days	-16.8%	695	273	-163
Total	-2.9%	6,012	405	-186

€ millions, unless otherwise stated	2019
	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount Credit-	ECL Allowance
		Credit-Impaired	Impaired
AR not due and due	-0.2%	5,226	0	-9
AR overdue 1 to 30 days	-0.5%	733	36	-4
AR overdue 30 to 90 days	-0.8%	668	23	-5
AR overdue more than 90 days	-11.1%	869	158	-114
Total	-1.7%	7,496	217	-131

For 2020, the movement in the ECL allowance for trade receivables and contract assets is as follows:

Movement in ECL Allowance for Trade Receivables and Contract Assets

€ millions	2020	2019
	ECL Allowance	ECL Allowance
Balance as at 01/01	-131	-107
Net credit losses recognized	-97	-38
Amounts written off	42	13
Balance as at 12/31	-186	-131

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

In order to retain high financial flexibility, in 2017, SAP SE entered into a €2.5 billion syndicated credit facility agreement with a term until 2024. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 17bps. We are also required to pay a commitment fee of 5.95bps per annum on the unused available credit. We have not drawn on the facility.

In September 2019, we initiated a commercial paper program (Commercial Paper, or CP). As at December 31, 2020, we had €930 million of CP outstanding with maturities generally less than six months (2019: €1,099.5 million).

Additionally, as at December 31, 2020, and 2019, we had available lines of credit totaling €372 million and €430 million, respectively. There were immaterial borrowings outstanding under these lines of credit in all years presented.

Liquidity Risk Exposure

The table below is an analysis of the remaining contractual maturities of all our financial liabilities held as at December 31, 2020. Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31, 2020. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2020	2021	2022	2023	2024	2025	Thereafter
Non-derivative financial liabilities
Trade payables	-1,014	-1,014	0	0	0	0	0
Lease liabilities	-2,120	-426	-359	-262	-218	-165	-931
Other financial liabilities	-13,770	-1,982	-2,640	-1,700	-1,211	-918	-5,933
Total of non-derivative financial liabilities	-16,904	-3,422	-2,999	-1,962	-1,429	-1,083	-6,864

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2019	2020	2021	2022	2023	2024	Thereafter
Non-derivative financial liabilities
Trade payables	-1,283	-1,283	0	0	0	0	0
Lease liabilities	-2,203	-431	-363	-284	-224	-190	-1,019
Other financial liabilities	-13,912	-2,888	-630	-3,414	-1,095	-1,231	-5,467
Total of non-derivative financial liabilities	-17,398	-4,602	-993	-3,698	-1,319	-1,421	-6,486

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying	Contractual Cash Flows		Carrying	Contractual Cash Flows
	Amount			Amount
	12/31/2020	2021	Thereafter	12/31/2019	2020	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-61			-55
Cash outflows		-2,902	-7		-2,865	-3
Cash inflows		2,842	0		2,816	0
Currency derivatives designated as hedging instruments	-1			-11
Cash outflows		-141			-415	0
Cash inflows		139			401	0
Interest rate derivatives designated as hedging instruments	0			-16
Cash outflows					-28	-536
Cash inflows					36	515
Total of derivative financial liabilities	-63	-62	-7	-82	-55	-24
Derivative financial assets
Currency derivatives not designated as hedging instruments	38			33
Cash outflows		-2,452			-3,442	0
Cash inflows		2,493			3,468	0
Currency derivatives designated as hedging instruments	7			3
Cash outflows		-291			-114	0
Cash inflows		297			117	0
Interest rate derivatives designated as hedging instruments	114			9
Cash outflows		-48	-398		-14	-18
Cash inflows		69	495		17	24
Total of derivative financial assets	158	68	97	44	32	6
Total of derivative financial liabilities and assets	95	6	90	-37	-23	-18

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

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2020
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		5,311
Cash at banks[1]	AC	2,732	2,732
Time deposits[1]	AC	924	924
Money market and similar funds	FVTPL	1,655		1,655	1,655			1,655
Trade and other receivables		6,730
Trade receivables[1]	AC	6,232	6,232
Other receivables[2]	—	498
Other financial assets		5,147
Debt securities	AC	24	24		24			24
Equity securities	FVTPL	3,113		3,113	72	536	2,505	3,113
Investments in associates[2]	—	14
Time deposits	AC	1,445	1,445			1,445		1,445
Financial instruments related to employee benefit plans2)	—	162
Loans and other financial receivables	AC	190	190			190		190
Derivative assets
Designated as hedging instrument
FX forward contracts	—	7		7		7		7
Interest rate swaps	—	114		114		114		114
Not designated as hedging instrument
FX forward contracts	FVTPL	38		38		38		38
Call options for share-based payments	FVTPL	36		36		36		36
Call option on equity shares	FVTPL	4		4			4	4
Liabilities
Trade and other payables		-1,312
Trade payables[1]	AC	-1,014	-1,014
Other payables[2]	—	-298
Financial liabilities		-15,953
Non-derivative financial liabilities
Loans	AC	-1,301	-1,301			-1,301		-1,301
Bonds	AC	-11,300	-11,300		-10,966	-931		-11,897
Private placements	AC	-742	-742			-771		-771
Other non-derivative financial liabilities3)	AC	-2,547	-2,547			-427		-427
Derivatives
Designated as hedging instrument
FX forward contracts	—	-1		-1		-1		-1
Interest rate swaps	—	0		0		0		0
Not designated as hedging instrument
FX forward contracts	FVTPL	-61		-61		-61		-61
Total financial instruments, net		-77	-5,357	4,904	-9,214	-1,128	2,509	-7,833

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2019
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		5,314
Cash at banks[1]	AC	2,877	2,877
Time deposits[1]	AC	1,090	1,090
Money market and similar funds	FVTPL	1,347		1,347	1,347			1,347
Trade and other receivables		8,037
Trade receivables[1]	AC	7,582	7,582
Other receivables[2]	—	454
Other financial assets		2,633
Debt securities	AC	27	27		27			27
Equity securities	FVTPL	1,996		1,996	25	89	1,882	1,996
Investments in associates[2]	—	16
Time deposits	AC	41	41			41		41
Financial instruments related to employee benefit plans[2]	—	183
Loans and other financial receivables	AC	217	217			217		217
Derivative assets
Designated as hedging instrument
FX forward contracts	—	3		3		3		3
Interest rate swaps	—	9		9		9		9
Not designated as hedging instrument
FX forward contracts	FVTPL	33		33		33		33
Call options for share-based payments	FVTPL	95		95		95		95
Call option on equity shares	FVTPL	15		15			15	15
Liabilities
Trade and other payables		-1,589
Trade payables[1]	AC	-1,283	-1,283
Other payables[2]	—	-306
Financial liabilities		-16,196
Non-derivative financial liabilities
Loans	AC	-2,016	-2,016			-2,016		-2,016
Bonds	AC	-10,533	-10,533		-10,003	-1,100		-11,103
Private placements	AC	-1,067	-1,067			-1,078		-1,078
Other non-derivative financial liabilities[3]	AC	-2,498	—		2,498	-296		-296
Derivatives
Designated as hedging instrument
FX forward contracts	—	-11		-11		-11		-11
Interest rate swaps	—	-16		-16		-16		-16
Not designated as hedging instrument
FX forward contracts	FVTPL	-55		-55		-55		-55
Total financial instruments, net		-1,801	-5,564	3,416	-8,604	-4,086	1,896	-10,794

1 We do not separately disclose the fair value for cash and cash equivalents, trade receivables, and accounts payable as their carrying amounts are a reasonable approximation of their fair values.

2 Since the line items trade receivables, trade payables, and other financial assets contain both financial and non-financial assets or liabilities (such as other taxes or advance payments), the carrying amounts of non-financial assets or liabilities are shown to allow a reconciliation to the corresponding line items in the Consolidated Statements of Financial Position.

3 For lease liabilities, included in the line item other non-derivative financial liabilities, separate disclosure of fair value is not required.

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2020
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	4,846		4,846
At amortized cost	AC	11,547	11,547
Financial liabilities
At fair value through profit or loss	FVTPL	-61		-61
At amortized cost	AC	-16,904	-16,904

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2019
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	3,486		3,486
At amortized cost	AC	11,834	11,834
Financial liabilities
At fair value through profit or loss	FVTPL	-55		-55
At amortized cost	AC	-17,398	-17,398

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA
	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA
Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 1.3 to 21.4) Revenues of investees Discounts for lack of marketability (10% to 30%)	The estimated fair value would increase (decrease) if: -The revenue multiples were higher (lower) -The investees’ revenues were higher (lower) -The liquidity discounts were lower (higher)

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

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, were €91 million in 2020 (2019 : €5 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2020	2019
1/1	1,896	1,202
Transfers
Into Level 3	0	0
Out of Level 3	-201	-39
Purchases	728	487
Sales	-233	-183
Gains/losses
Included in financial income, net in profit or loss	501	411
Included in exchange differences in other comprehensive income	-183	18
12/31	2,508	1,896
Change in unrealized gains/losses in profit or loss for equity investments held at the end of the reporting period	376	318

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

(G.1) Prepaid Expenses and Other Tax Assets

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	495	187	682	427	179	606
Other tax assets	209	52	261	225	87	312
Total	704	239	943	652	266	918
/ Other non-financial assets	1,321	1,926	3,247	1,188	1,701	2,889
Prepaid expenses and other tax assets as % of / other non-financial assets	53	12	29	55	16	32

Prepaid expenses primarily consist of prepayments for operating leases, support services, and software royalties. Other tax assets primarily consist of VAT.

(G.2) Other Tax Liabilities

€ millions	2020			2019
	Current	Non-Current	Total	Current	Non-Current	Total
Other tax liabilities	632	0	632	650	0	650
/ Other non-financial liabilities	4,643	770	5,413	4,839	957	5,796
Other tax liabilities as % of / other non-financial liabilities	14	0	12	13	0	11

Other tax liabilities primarily consist of VAT, payroll tax, and sales tax.

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us.The provisions recorded for these claims and lawsuits as at December 31, 2020, are neither individually nor in the aggregate material to SAP.

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

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as at December 31, 2020 and 2019. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2020, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC in U.S. federal court in California. Teradata alleges that SAP misappropriated trade secrets of Teradata, infringed Teradata’s copyrights (claim now withdrawn), and violated U.S. antitrust laws. Teradata seeks unspecified monetary damages and injunctive relief. In 2019, SAP asserted patent infringement counterclaims against Teradata seeking monetary damages and injunctive relief. Trial is scheduled for late 2021. In 2020, Teradata initiated a second civil lawsuit against SAP asserting patent infringement, seeking monetary damages and injunctive relief. Trial in the second lawsuit is scheduled for late 2022.

The legal proceedings instituted in 2010 by United States-based TecSec, Inc. against SAP (including our subsidiary Sybase) and many other defendants in the United States, in which TecSec sought unspecified monetary damages and permanent injunctive relief, were settled in 2020.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with only a few foreign tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €154 million (2019: €189 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about our income tax-related litigation, see Note (C.5).

Anti-Bribery and Export Control Matters

SAP has received communications and whistleblower information alleging conduct that may violate anti-bribery laws in the United States (including the U.S. Foreign Corrupt Practices Act (FCPA)), and other countries. The Office of Ethics and Compliance (OEC) of SAP is conducting investigations with the assistance of an external law firm and voluntarily advised the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ), as well as local authorities where potential violations are being investigated. The investigations and dialogue between SAP and the local authorities and the U.S. SEC and U.S. DOJ are ongoing.

The alleged conduct may result in monetary penalties or other sanctions under the FCPA and/or other anti-bribery laws. In addition, SAP’s ability to conduct business in certain jurisdictions could be negatively impacted. The comprehensive and exhaustive investigations and the corresponding remediation activities are still ongoing. In South Africa, SAP is seeking resolution of pending civil claims relating to ongoing investigations. Considering the complexity of individual factors and the large number of open questions, it is not entirely possible at this point in time to assess the risk of a financial impact.

Furthermore, we continue to investigate separate allegations regarding conduct that certain SAP partners violated SAP contractual terms and sold SAP products and services in embargoed countries and to sanctioned entities. These SAP partners presumably did not adhere to SAP’s strict procedures for indirect business activities. To the extent any company independent from SAP chooses not to follow SAP’s licensing procedures, SAP is ultimately limited in its ability to stop their activities. SAP devotes considerable resources to prevent and mitigate such activities should they occur. We are also investigating allegations regarding direct sales from SAP to certain customers, who may have engaged in unauthorized activities in embargoed countries. The investigations are being conducted by SAP’s OEC and SAP’s Export Control team, with the assistance of an external law firm and forensic advisors.

In this context, SAP voluntarily self-disclosed potential export controls and economic sanctions violations to the U.S. DOJ and the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) in September 2017. At the same time, SAP provided notification to the U.S. SEC and responded to an SEC comment letter on export restriction matters in October 2017. SAP has also provided disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) based on the same alleged facts. The alleged conduct may result in monetary penalties or other sanctions under U.S. sanctions and export control laws. SAP is currently engaging with U.S. authorities regarding resolution of these matters.

The comprehensive and exhaustive investigations and the corresponding remediation activities are ongoing, and considering the complexity of individual factors and the large number of open questions, it is not entirely possible at this point in time to comprehensively assess the risks.

For the reasons outlined above, it is impossible at this point in time to determine whether the potential anti-bribery law violations and the potential export restriction violations represent present obligations of SAP and, if so, to reliably estimate the amount of these obligations. We recognized no material provisions for these potential violations in our consolidated financial statements 2020. It is also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations.

(G.4)   Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2020

Christian Klein

Chief Executive Officer

Corporate Development and Strategy, Security and Secrecy, Compliance, Global Corporate Affairs, Global Marketing

Supervisory Board, adidas AG, Herzogenaurach, Germany (from August 11, 2020)

Sabine Bendiek (from January 1, 2021)

Chief People Officer, Labor Relations Director

HR Strategy, Business Transformation, Leadership Development, Talent Development

Supervisory Board, Schaeffler AG, Herzogenaurach, Germany

Luka Mucic

Chief Financial Officer

Global Finance and Administration including Investor Relations, Internal Audit, Data Protection & Privacy, Business Process Intelligence

Supervisory Board, HeidelbergCement AG, Heidelberg, Germany

Juergen Mueller

Chief Technology Officer

Technology & Innovation

Technology and Innovation Strategy, SAP HANA Database, SAP Business Technology Platform, Analytics, Cloud Infrastructure

Supervisory Board, DFKI GmbH, Kaiserslautern, Germany

Scott Russell (from February 1, 2021)

Customer Success

Global Field Organization including Sales, Services, Partners, and Customer Engagement

Thomas Saueressig

SAP Product Engineering

Global Responsibility for all SAP Applications, Cloud Operations and Product Support, Cross-Development Functions, Enterprise Cloud Services

Executive Board Members Who Left During 2020 and 2021

Michael Kleinemeier (until April 30, 2020)

Jennifer Morgan (until April 30, 2020)

Stefan Ries (until May 31, 2020)

Adaire Fox-Martin (until June 30, 2021, member of the Executive Board until January 31, 2021)

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2020

Prof. Dr. h.c. mult. Hasso Plattner2, 4, 6

Chairman

Margret Klein-Magar1, 2, 3

Deputy Chairperson

Vice President, Head of SAP Alumni Relations

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Dr. h. c. mult. Pekka Ala-Pietilä2, 6, 7

Chairman of the Board of Directors, Huhtamäki Oyj, Espoo, Finland

Chairman of the Board of Directors, Sanoma Corporation, Helsinki, Finland

Panagiotis Bissiritsas1, 2, 3, 5

Member of the SAP SE Works Council and Member of the SAP SE Works Council (Europe)

Aicha Evans2, 4, 7

Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, CA, United States

Board of Directors, Joby Aviation LLC, Santa Cruz, CA, United States (from December 23, 2020)

Prof. Dr. Gesche Joost4, 7

Professor for Design Research and Head of the Design Research Lab,Berlin University of the Arts, Berlin, Germany

Supervisory Board, Ottobock SE & Co. KGaA, Duderstadt, Germany
Supervisory Board, ING-DiBa AG, Frankfurt, Germany

Monika Kovachka-Dimitrova1, 4, 7

Chief Project Expert Development

Member of the SAP SE Works Council (Europe)

Lars Lamadé1, 2, 4

Head of Sponsorships Europe and Asia

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Bernard Liautaud2, 4, 6

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

Board of Directors, The Hut Group, Manchester, United Kingdom (until August 26, 2020)

Board of Directors, Peakon Aps, Copenhagen, Denmark

Board of Directors, Tim Talent SAS, Paris, France

Board of Directors, Citymapper Ltd., London, United Kingdom

Board of Directors, Toucan Toco SAS, Paris, France

Board of Directors, Traefik Labs SAS, Lyon, France

Dr. Qi Lu (from December 21, 2020)

CEO, MiraclePlus Ltd., Beijing, China

Board of Directors, Pinduoduo Inc., Shanghai, China

Chairman of the Board of Directors, Pine Field Holding Limited, Cayman Islands

Chairman of the Board of Directors, Pine Field Holding Limited, Hong Kong, China

Chairman of the Board of Directors, Pine Field Ltd., Peking, China

Gerhard Oswald3, 4, 5, 6, 7

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Christine Regitz1, 2, 4, 5

Vice President User Experience

Chief Product Expert

Dr. Friederike Rotsch2, 3, 5

Group General Counsel and Head of Group Legal & Compliance, Merck KGaA, Darmstadt, Germany

Heike Steck1, 4, 7

Senior Operations Manager

Member of the SAP SE Works Council and Member of the SAP SE Works Council (Europe)

Christa Vergien-Knopf1, 4, 7

Member of the SAP SE Works Council and Member of the SAP SE Works Council (Europe)

Dr. Gunnar Wiedenfels3, 5

Chief Financial Officer, Discovery, Inc., New York, NY, United States

Board of Directors, Motor Trend Group, LLC, El Segundo, CA, United States

Board of Directors, OWN LLC, West Hollywood, CA, United States

Board of Directors, Magnolia Discovery Ventures, LLC, Waco, Texas, United States

James Wright1, 3, 4, 5

Chairman of the SAP SE Works Council (Europe)

Ralf Zeiger1, 2, 7

Chairman of the SAP SE Works Council and Member of the SAP SE Works Council (Europe)

Supervisory Board Members Who Left During 2020

Diane Greene (until December 9, 2020)

1 Appointed by the SAP SE Works Council (Europe)
2 Member of the Company’s General and Compensation Committee
3 Member of the Company’s Audit Committee
4 Member of the Company’s Technology and Strategy Committee
5 Member of the Company’s Finance and Investment Committee
6 Member of the Company’s Nomination Committee
7 Member of the Company’s People and Organization Committee

(G.5) Executive and Supervisory Board Compensation

y Accounting Policy

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the share units in the respective year. In 2020, share units were issued to the Executive Board members under the LTI 2020 and in 2019 and 2018 under the LTI 2016 Plan.

In the table “Share-Based Payment for Executive Board Members,” the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for each of the years 2020, 2019, and 2018 was as follows:

Executive Board Compensation

€ thousands	2020	2019	2018
Short-term employee benefits	5,094	17,378	18,652
Share-based payment[1]	23,095	32,393	23,646
Subtotal[1]	28,189	49,771	42,298
Post-employment benefits	488	2,825	1,106
Thereof defined-benefit	487	2,056	250
Thereof defined-contribution	1	769	856
Total[1]	28,677	52,596	43,404

1 Portion of total executive compensation allocated to the respective year

Share-Based Payment for Executive Board Members

	2020	2019	2018
Number of share units granted	201,690	344,047	295,178
Total expense in € thousands	11,173	44,447	8,054

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2020	2019	2018
DBO 12/31	3,520	5,497	3,441
Annual pension entitlement	98	215	192

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2020	2019	2018
Total compensation	3,755	3,770	3,702
Thereof fixed compensation	3,149	3,218	3,162
Thereof committee remuneration	606	553	540

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2020	2019	2018
Payments	3,010	2,081	2,054
DBO 12/31	44,043	44,306	38,374

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2020, 2019, or 2018.

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

Companies controlled by Hasso Plattner, Chairman of the Supervisory Board of SAP SE and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, receiving sport sponsoring from SAP, and making purchases of SAP products and services.

Occasionally, members of the Executive Board of SAP SE obtain services from SAP for which they pay a consideration consistent with those negotiated at arm’s length between unrelated parties.

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented.

In total, we sold products and services to companies controlled by members of the Supervisory Board in the amount of €3 million (2019: €9 million), we bought products and services from such companies in the amount of €2 million (2019: €2 million), and we provided sponsoring and other financial support to such companies in the amount of €4 million (2019: €4 million). Outstanding balances at year end from transactions with such companies were €0 million (2019: €0 million) for amounts owed to such companies and €0 million (2019: €0 million) for amounts owed by such companies. All of these balances are unsecured and interest-free and settlement is expected to occur in cash. Commitments (the longest of which is for three years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €10 million as at December 31, 2020 (2019: €14 million).

In total, we sold services to members of the Executive Board and the Supervisory Board in the amount of €0 million (2019: €0 million), and we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2 million (2019: €2 million). Amounts owed, but not yet paid, to Supervisory Board members from these transactions were €0 million as at December 31, 2020 (2019: €0 million). All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.5).

(G.7) Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 20, 2020, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) as SAP’s independent auditor for 2020. KPMG has been the Company’s principal auditor since the fiscal year 2002. KPMG and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2020 and the previous years:

€ millions	2020			2019			2018
	KPMG AG	Foreign	Total	KPMG AG	Foreign	Total	KPMG AG	Foreign	Total
	(Germany)	KPMG Firms		(Germany)	KPMG Firms		(Germany)	KPMG Firms
Audit fees	3	9	12	3	7	10	3	6	9
Audit-related fees	0	1	2	0	1	1	0	0	0
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	3	10	14	3	8	10	3	6	9

Audit fees are the aggregate fees charged by KPMG for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries, as well as audit fees regarding the initial public offering of Qualtrics. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit, for service organization attestation procedures, and fees charged by KPMG for services regarding the initial public offering of Qualtrics.

(G.8) Events After the Reporting Period

Qualtrics Initial Public Offering (IPO)

On January 28, 2021, Qualtrics International Inc. (Qualtrics) successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). Qualtrics placed 82 million new shares with a total placement volume of US$2.3 billion including a private placement transaction. Since SAP did not participate in the capital increase, SAP’s ownership decreased to 83%. However, SAP continues to hold high-vote Class B common stock and, as a result, its current voting power exceeds 98%.

In connection with the IPO, Qualtrics conducted a voluntary exchange offer to exchange existing share-based payment awards of Qualtrics employees (Qualtrics Rights and Move SAP RSUs) for awards with underlying shares of Qualtrics at an exchange ratio based upon the IPO price of Qualtrics Class A common stock; the exchange ratio is designed to preserve the intrinsic value of the Qualtrics Rights and Move SAP RSUs that will be tendered. The exchange offer is limited to eligible employees and is subject to various terms and conditions as more fully described in the prospectus relating to such exchange offer published by Qualtrics.

Organizational Changes

At the beginning of 2021, SAP modified its organizational structure to further drive simplification and integration. The organizational changes which will also affect SAP’s segment reporting. SAP has already started the process of redefining its management reporting under the new organizational structure, which the segment reporting will follow.

Restructuring

To accelerate the modernization of its cloud infrastructure and to harmonize its platform structure, SAP will undertake a restructuring program in the Global Cloud Services area. The execution started in Q1 2021 and will continue until the end of 2022. Total restructuring expenses are projected to be €150 million to €200 million. The majority of these expenses will be impairments of data centers and related assets.

Acquisition of Signavio

In January 2021, SAP announced it had entered into an agreement to acquire Signavio GmbH, a leader in the enterprise business process intelligence and process management space. The initial purchase price is €950 million. The transaction is expected to close in the first quarter of 2021, subject to regulatory approval.

(G.9) Scope of Consolidation, Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2018	265
Additions	20
Disposals	-21
12/31/2019	264
Additions	17
Disposals	-12
12/31/2020	269

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers, and liquidations of legal entities.

Subsidiaries

Major Subsidiaries

Name and Location of Company	Ownership	Total Revenue	Profit/Loss (–)	Total Equity as	Number of	Footnote
		in 2020[1]	After Tax for	at 12/31/2020[1]	Employees as
			20201		at 12/31/2020[2]
	%	€ thousands	€ thousands	€ thousands
Ariba Technologies India Private Limited, Bangalore, India	100.0	71,814	5,856	27,694	1,163
Ariba, Inc., Palo Alto, CA, United States	100.0	1,364,062	393,506	4,384,584	1,905
Concur Technologies, Inc., Bellevue, WA, United States	100.0	1,704,448	69,886	7,093,719	3,734
Qualtrics, LLC, Wilmington, DE, United States	100.0	687,972	-595,614	5,490,095	2,431
SAP (China) Co., Ltd., Shanghai, China	100.0	948,426	2,287	-189,703	5,750	[16]
SAP (UK) Limited, Feltham, United Kingdom	100.0	1,189,692	81,641	74,774	1,738	[10]
SAP America, Inc., Newtown Square, PA, United States	100.0	6,038,852	176,711	18,092,145	8,352
SAP Argentina S.A., Buenos Aires, Argentina	100.0	160,724	-9,749	2,164	955	[16]
SAP Asia Pte Ltd, Singapore, Singapore	100.0	499,457	80	-12,285	1,102	[16]
SAP Australia Pty Ltd, Sydney, Australia	100.0	694,917	27,323	36,783	1,218
SAP Brasil Ltda, São Paulo, Brazil	100.0	463,326	-43,524	-39,474	2,138	[16]
SAP Canada Inc., Toronto, Canada	100.0	957,871	71,104	525,856	2,985
SAP Deutschland SE & Co. KG, Walldorf, Germany	100.0	4,571,609	926,552	1,843,908	4,580	[7,9]
SAP España - Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100.0	507,960	40,841	311,958	740
SAP France S.A., Levallois-Perret, France	100.0	1,089,190	220,940	1,717,909	1,482
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100.0	119,694	2,145	19,777	1,004
SAP India Private Limited, Bangalore, India	100.0	642,886	111,812	383,157	2,002
SAP Industries, Inc., Newtown Square, PA, United States	100.0	647,524	138,575	933,749	297
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100.0	582,922	41,776	378,505	723
SAP Japan Co., Ltd., Tokyo, Japan	100.0	1,275,694	139,717	369,854	1,306
SAP Labs India Private Limited, Bangalore, India	100.0	567,938	46,409	194,632	9,087
SAP Labs, LLC, Palo Alto, CA, United States	100.0	562,386	22,091	414,651	1,921
SAP México S.A. de C.V., Mexico City, Mexico	100.0	413,748	44,125	78,011	908	[16]
SAP National Security Services, Inc., Newtown Square, PA, United States	100.0	760,560	149,624	479,669	536
SAP Nederland B.V., 's-Hertogenbosch, the Netherlands	100.0	701,572	68,342	262,769	591	[11]
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100.0	191,745	15,292	66,607	1,625
SAP Services s.r.o., Prague, Czech Republic	100.0	71,524	729	12,875	1,074
SuccessFactors, Inc., Newtown Square, PA, United States	100.0	816,597	317,427	4,131,532	931

Other Subsidiaries3

Name and Location of Company	Ownership	Footnote
	%

"SAP Kazakhstan" LLP, Almaty, Kazakhstan	100.0
110405, Inc., Newtown Square, PA, United States	100.0
Abakus Ukraine Limited Liability Company, Kiev, Ukraine	100.0
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100.0
Apex Expert Solutions LLC, Chantilly, VA, United States	100.0
Ariba Czech s.r.o., Prague, Czech Republic	100.0
Ariba India Private Limited, Gurgaon, India	100.0
Ariba International Holdings, Inc., Wilmington, DE, United States	100.0
Ariba International Singapore Pte Ltd, Singapore, Singapore	100.0
Ariba International, Inc., Wilmington, DE, United States	100.0
Ariba Slovak Republic, s.r.o., Košice, Slovakia	100.0
Ariba Software Technology Services (Shanghai) Co., Ltd., Shanghai, China	100.0
Ariba Technologies Netherlands B.V., 's-Hertogenbosch, the Netherlands	100.0	[11]
Business Objects Holding B.V., 's-Hertogenbosch, the Netherlands	100.0	[11]
Business Objects Option, LLC, Wilmington, DE, United States	100.0
Business Objects Software Limited (Trading as SAP Solutions), Dublin, Ireland	100.0
Callidus Software Inc.,Dublin, CA, United States	100.0
Callidus Software Ltd., Feltham, United Kingdom	100.0	[10]
Callidus Software Pty. Ltd., Sydney, Australia	100.0
CallidusCloud (India) Private Limited, Hyderabad, India	100.0
CallidusCloud (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100.0
CallidusCloud Holdings Pty. Ltd., Sydney, Australia	100.0
CallidusCloud Pty. Ltd., Sydney, Australia	100.0
Christie Partners Holding C.V., 's-Hertogenbosch, the Netherlands	100.0
C-Learning Pty. Ltd., Sydney, Australia	100.0
ClearTrip Inc. (Mauritius), Ebene, Mauritius	100.0
ClearTrip Inc., George Town, Cayman Islands	57.0
ClearTrip MEA FZ LLC, Dubai, United Arab Emirates	100.0
ClearTrip Packages and Tours Private Limited, Mumbai, India	100.0
ClearTrip Private Limited, Mumbai, India	100.0

Name and Location of Company	Ownership	Footnote
	%
ClearTrip Travel & Holidays LLC, Dubai, United Arab Emirates	49.0	[5]
Clicktools Limited, Feltham, United Kingdom	100.0	[10]
CNQR Operations Mexico S. de. R.L. de. C.V., Mexico City, Mexico	100.0
Concur (Canada), Inc., Toronto, Canada	100.0
Concur (Czech) s.r.o., Prague, Czech Republic	100.0	[16]
Concur (France) S.A.S., Paris, France	100.0
Concur (Germany) GmbH, Frankfurt am Main, Germany	100.0	[8,9]
Concur (Japan) Ltd., Tokyo, Japan	97.1
Concur (New Zealand) Limited, Wellington, New Zealand	100.0	[14]
Concur (Philippines) Inc., Makati City, Philippines	100.0
Concur (Switzerland) GmbH, Zurich, Switzerland	100.0	[13]
Concur Holdings (France) S.A.S., Paris, France	100.0
Concur Holdings (Netherlands) B.V., Amsterdam, the Netherlands	100.0	[11]
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100.0
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100.0
Concur Technologies (India) Private Limited, Bangalore, India	100.0
Concur Technologies (Singapore) Pte Ltd, Singapore, Singapore	100.0	[16]
Concur Technologies (UK) Limited, London, United Kingdom	100.0	[10]
ConTgo Consulting Limited, London, United Kingdom	100.0	[10]
ConTgo Limited, London, United Kingdom	100.0	[10]
Crystal Decisions (Ireland) Limited, Dublin, Ireland	100.0	[12]
Crystal Decisions (UK) Limited, London, United Kingdom	100.0	[10]
Crystal Decisions Holdings Limited, Dublin, Ireland	100.0	[12]
Datahug Limited, Dublin, Ireland	100.0
Delighted, LLC, Wilmington, DE, United States	100.0
Ebreez Egypt LLC, Cairo, Egypt	100.0
Emarsys Beijing Limited, Beijing, China	100.0	[4]
Emarsys eMarketing Systems AG, Vienna, Austria	100.0	[4]
Emarsys İletişim Sistemleri Tic. Ltd Şti., Istanbul, Turkey	100.0	[4]
Emarsys Interactive Services GmbH, Berlin, Germany	100.0	[4]
Emarsys Limited, Hong Kong, China	100.0	[4]
Emarsys North America, Inc., Indianapolis, IN, United States	100.0	[4]
Emarsys Pte Ltd, Singapore, Singapore	100.0	[4]
Emarsys Pty Ltd, Sydney, Australia	100.0	[4]
Emarsys S.A.S., Levallois-Perret, France	100.0	[4]
Emarsys Schweiz GmbH, Zurich, Switzerland	100.0	[4]
Emarsys UK Ltd, London, United Kingdom	100.0	[4]
EMARSYS-Technologies Informatikai Szolgáltató Kft., Budapest, Hungary	100.0	[4]
ESS Cubed Procurement Proprietary Limited, Johannesburg, South Africa	100.0
Extended Systems, Inc., San Ramon, CA, United States	100.0

Name and Location of Company	Ownership	Footnote
	%
Financial Fusion, Inc., San Ramon, CA, United States	100.0
Flyin Holding Limited, Dubai, United Arab Emirates	100.0
Flyin Travel and Tourism Private Limited, Hyderabad, India	100.0
Flyin Travel Limited, Limassol, Cyprus	100.0
Flyin Travel S.A.E, Cairo, Egypt	100.0
FreeMarkets Ltda., São Paulo, Brazil	100.0
Gigya UK Ltd, Feltham, United Kingdom	100.0	[10]
Hipmunk, Inc., San Francisco, CA, United States	100.0
hybris (US) Corp., Wilmington, DE, United States	100.0
hybris GmbH, Munich, Germany	100.0	[8,9]
Inxight Federal Systems Group, Inc., Wilmington, DE, United States	100.0
IP Asset Holdings, LLC, Provo, UT, United States	100.0
LeadFormix, Inc., Dublin, CA, United States	100.0
Learning Heroes Ltd., Feltham, United Kingdom	100.0	[10]
Learning Seat Borrowings Pty. Ltd., Sydney, Australia	100.0
Learning Seat Group Pty. Ltd., Sydney, Australia	100.0
Learning Seat Holdings Pty. Ltd., Sydney, Australia	100.0
Learning Seat Pty. Ltd., Sydney, Australia	100.0
LLC "Emarsys", Moscow, Russia	100.0	[4]
LLC “SAP Labs“, Moscow, Russia	100.0
LLC “SAP Ukraine”, Kiev, Ukraine	100.0	[16]
Loyalsys GmbH, Vienna, Austria	100.0	[4]
Loyalsys Technologies Israel Ltd., Tel Aviv, Israel	100.0	[4]
Nihon Ariba K.K., Tokyo, Japan	100.0
NoteShark, LLC, Chantilly, VA, United States	51.0
OrientDB Limited, Feltham, United Kingdom	100.0	[10]
Outerjoin, Inc., Dublin, CA, United States	100.0
OutlookSoft Deutschland GmbH, Walldorf, Germany	100.0	[8,9]
Plat.One Inc., Newtown Square, PA, United States	100.0
Plat.One Lab S.r.l., Genoa, Italy	100.0
PT SAP Indonesia, Jakarta, Indonesia	99.0
Q (AGF2) Inc., Wilmington, DE, United States	100.0
QAL Technologies Pty Ltd, Sydney, Australia	100.0
QCL Techonologies Ltd., Toronto, Canada	100.0
QDL Technologies GmbH, Munich, Germany	100.0
QFL Technologies S.A.R.L., Paris, France	100.0
QIL Technologies Limited, Dublin, Ireland	100.0
QPL Technologies sp. z o.o., Kraków, Poland	100.0
QSL Technologies Pte. Ltd., Singapore, Singapore	100.0
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100.0
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100.0
Quadrem Chile Ltda., Santiago de Chile, Chile	100.0
Quadrem International Ltd., Hamilton, Bermuda	100.0

Name and Location of Company	Ownership	Footnote
	%
Quadrem Netherlands B.V., Amsterdam, the Netherlands	100.0	[11]
Quadrem Overseas Cooperatief U.A., Amsterdam, the Netherlands	100.0	[11]
Quadrem Peru S.A.C., Lima, Peru	100.0
Qualtrics Holdings Inc., Wilmington, DE, United States	100.0	[4]
Qualtrics International Inc.,Wilmington, DE, United States	99.0	[17]
Qualtrics Japan LLC, Tokyo, Japan	100.0
Qualtrics Sweden AB, Stockholm, Sweden	100.0
Qualtrics Technologies Spain, S.L.U., Madrid, Spain	100.0
QUL Technologies Limited, London, United Kingdom	100.0	[10]
SAP (Beijing) Software System Co., Ltd., Beijing, China	100.0
SAP (China) Holding Co., Ltd., Beijing, China	100.0
SAP (Schweiz) AG, Biel, Switzerland	100.0
SAP Andina y del Caribe C.A., Caracas, Venezuela	100.0	[16]
SAP AZ LLC, Baku, Azerbaijan	100.0	[16]
SAP Belgium – Systems, Applications and Products SA, Brussels, Belgium	100.0
SAP Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Business Services Center Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100.0	[11]
SAP Chile Limitada, Santiago de Chile, Chile	100.0	[16]
SAP CIS, LLC, Moscow, Russia	100.0
SAP Colombia S.A.S., Bogotá, Colombia	100.0	[16]
SAP Costa Rica, S.A., San José, Costa Rica	100.0	[16]
SAP ČR, spol. s r.o., Prague, Czech Republic	100.0
SAP Cyprus Limited, Nicosia, Cyprus	100.0
SAP d.o.o., Zagreb, Croatia	100.0
SAP Danmark A/S, Copenhagen, Denmark	100.0
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP East Africa Limited, Nairobi, Kenya	100.0	[16]
SAP Egypt LLC, Cairo, Egypt	100.0	[16]
SAP EMEA Inside Sales S.L., Madrid, Spain	100.0

Name and Location of Company	Ownership	Footnote
	%
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	[8,9]
SAP Estonia OÜ, Tallinn, Estonia	100.0
SAP Financial, Inc., Toronto, Canada	100.0
SAP Finland Oy, Espoo, Finland	100.0
SAP Foreign Holdings GmbH, Walldorf, Germany	100.0
SAP France Holding S.A., Levallois-Perret, France	100.0
SAP Global Marketing, Inc., New York, NY, United States	100.0
SAP Hellas Single Member S.A., Athens, Greece	100.0
SAP Hong Kong Co., Ltd., Hong Kong, China	100.0	[16]
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100.0	[8,9]
SAP India (Holding) Pte Ltd, Singapore, Singapore	100.0
SAP International Panama, S.A., Panama City, Panama	100.0
SAP International, Inc., Miami, FL, United States	100.0
SAP Investments, Inc., Wilmington, DE, United States	100.0
SAP Ireland Limited, Dublin, Ireland	100.0	[12]
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100.0
SAP Israel Ltd., Ra’anana, Israel	100.0	[16]
SAP Korea Ltd., Seoul, South Korea	100.0
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100.0
SAP Labs France S.A.S., Mougins, France	100.0
SAP Labs Israel Ltd., Ra’anana, Israel	100.0
SAP Labs Korea, Inc., Seoul, South Korea	100.0
SAP Latvia SIA, Riga, Latvia	100.0
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100.0

Name and Location of Company	Ownership	Footnote
	%
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49.0	[5,16]
SAP Middle East FZ L.L.C, Dubai, United Arab Emirates	100.0	[16]
SAP Nederland Holding B.V.,‘s-Hertogenbosch, the Netherlands	100.0	[11]
SAP New Zealand Limited, Auckland, New Zealand	100.0
SAP Norge AS, Lysaker, Norway	100.0
SAP North West Africa Ltd, Casablanca, Morocco	100.0	[16]
SAP Österreich GmbH, Vienna, Austria	100.0
SAP Perú S.A.C., Lima, Peru	100.0	[16]
SAP Philippines, Inc., Taguig City, Philippines	100.0	[16]
SAP Polska Sp. z o.o., Warsaw, Poland	100.0
SAP Portals Europe GmbH, Walldorf, Germany	100.0
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Portals Israel Ltd., Ra’anana, Israel	100.0
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100.0
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100.0
SAP Public Services, Inc., Washington, DC, United States	100.0
SAP Puerto Rico GmbH, Walldorf, Germany	100.0	[8,9,16]
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf, Germany	100.0
SAP Romania SRL, Bucharest, Romania	100.0
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100.0
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75.0	[16]

Name and Location of Company	Ownership	Footnote
	%
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	[8,9]
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	[8,9]
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100.0
SAP Slovensko s.r.o., Bratislava, Slovakia	100.0
SAP Software and Services LLC, Doha, Qatar	49.0	[5,16]
SAP Svenska Aktiebolag, Stockholm, Sweden	100.0
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100.0
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100.0
SAP Taiwan Co., Ltd., Taipei, Taiwan	100.0
SAP Technologies Inc., Palo Alto, CA, United States	100.0
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100.0	[16]
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100.0
SAP UAB, Vilnius, Lithuania	100.0
SAP Ventures Investment GmbH, Walldorf, Germany	100.0	[8,9]
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100.0
SAP West Balkans d.o.o., Belgrade, Serbia	100.0
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100.0	[8,9]
SAP.io Fund, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Fund Investments II Holdings, LLC, Palo Alto, CA, United States	100.0	[6]
Sapphire Fund Investments II, LP, Palo Alto, CA, United Stated	0	[6]
Sapphire Fund Investments III, L.P., Palo Alto, CA, United States	0	[6]
Sapphire SAP HANA Fund of Funds, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Ventures Fund I, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Ventures Fund II, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Ventures Fund III, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Ventures Fund IV, L.P., Palo Alto, CA, United States	0	[6]
Sapphire Ventures Fund V L.P., Palo Alto, CA, United States	0	[4,6]
SAPV (Mauritius), Ebene, Mauritius	100.0	[6]
Saudi Ebreez Company for Electronic Services LLC, Riyadh, Kingdom of Saudi Arabia	100.0
Statwing, LLC, Wilmington, DE,United States	100.0
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100.0	[16]

Name and Location of Company	Ownership	Footnote
	%
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100.0
Sybase Angola, LDA, Luanda, Angola	100.0	[15]
Sybase Iberia, S.L., Madrid, Spain	100.0
Sybase India, Ltd., Wilmington, DE, United States	100.0
Sybase International Holdings Corporation, LLC, San Ramon, CA, United States	100.0
Sybase Philippines, Inc., Makati City, Philippines	100.0
Sybase Software (India) Private Limited, Bangalore, India	100.0
Sybase, Inc., San Ramon, CA, United States	100.0
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100.0
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	70.0	[16]
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100.0	[16]
Technology Management Associates Inc., Chantilly, VA, United States	100.0
Temkin Group, LLC, Wilmington, DE, United States	100.0
TM Property Holdings, LLC, Wilmington, DE, United States	100.0
TomorrowNow, Inc., Bryan, TX, United States	100.0
TRX Europe Limited, London, United Kingdom	100.0	[10]

Name and Location of Company	Ownership	Footnote
	%
TRX Technologies India Private Limited, Raman Nagar, India	100.0
TRX UK Limited, London, United Kingdom	100.0	[10]
TRX, Inc., Bellevue, WA, United States	100.0
Volume Integration, Inc., Reston, VA, United States	100.0

1 These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2 As at December 31, 2020, including managing directors, in FTE.

3 Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources, and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

4 Consolidated for the first time in 2020.

5 Agreements with the other shareholders provide that SAP SE fully controls the entity.

6 SAP SE has the following structured entities: SAP.io Fund, L.P., Sapphire Fund Investments II Holdings, LLC, Sapphire Fund Investments II, L.P., Sapphire Fund Investments III, L.P., Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P., Sapphire Ventures Fund II, L.P., Sapphire Ventures Fund III, L.P, Sapphire Ventures Fund IV, L.P., Sapphire Ventures Fund V, L.P., SAPV (Mauritius). The results of operations of these entities are included in SAP’s consolidated financial statements in accordance with IFRS 10 (Consolidated Financial Statements).

7 Entity whose personally liable partner is SAP SE.

8 Entity with (profit and) loss transfer agreement.

9 Pursuant to HGB, section 264 (3) or section 264b, the subsidiary is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare notes to the financial statements and a review of operations, the requirement of independent audit, and the requirement of public disclosure.

10 Pursuant to sections 479A to 479C of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the basis that SAP SE has provided a guarantee of the entity's liabilities in respect of its financial year ended December 31, 2020, or in respect of its financial year ended September 30, 2020, respectively.

11 Pursuant to article 2:403 of the Dutch Civil Code, the entity is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare the financial statements, the requirement of independent audit, and the requirement of public disclosure, on the basis that SAP SE has provided a guarantee of the entity's liabilities in respect of its financial year ended December 31, 2020, or in respect of its financial year ended September 30, 2020, respectively.

12 Pursuant to Irish Companies Act 2014, chapter 16 of Part 6, section 365, the entity is exempt from having its financial statements audited on the grounds that the entity is entitled to the benefits from a dormant entity exemption in respect of its financial year ended December 31, 2020.

13 Pursuant to article 727a, paragraph 2 of the Swiss Code of Obligations, the entity is exempt from having its financial statements audited in respect of its financial year ended December 31, 2020, or in respect of its financial year ended September 30, 2020, respectively.

14 Pursuant to section 211 (3) of the New Zealand Companies Act 1993 and section 45 (2) of the Financial Reporting Act 2013, the entity had approved exclusions and is not required to lodge audited financial statements in respect of its financial year ended September 30, 2020.

15 Pursuant to Angola Tax Law and Presidential Decree no. 147/13 of October 1, 2013, the entity does not qualify as being a Large Taxpayer and therefore is exempt from having its financial statements audited in respect of its financial year ended December 31, 2020.

16 Entity with support letter issued by SAP SE.

17 Due to conditions in the share purchase agreement, no effects on the non-controlling interests were considered from an accounting point of view as at December 31, 2020.

Other Equity Investments

Name and Location of Company	Ownership
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28.30
Convercent, Inc., Denver, CO, United States	36.97
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17.00

Name and Location of Company
Equity Investments with Ownership of at Least 5%
83North IV, L.P., Herzliya, Israel
Adverity GmbH, Vienna, Austria
Alation, Inc., Redwood City, CA, United States
Alchemist Accelerator Fund I LLC, San Francisco, CA, United States
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners IV, L.P., Menlo Park, CA, United States
Amplify Partners Select Fund IV, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
Auth0, Inc., Bellevue, WA, United States
BGS Holdings, Inc., Austin, TX, United States
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
Brightfield Holdings, Inc., New York, NY, United States
BY Capital 2 GmbH & Co. KG, Berlin, Germany
Canvas Ventures 3, L.P., Portola Valley, CA, United States
Catchpoint Systems, Inc., New York, NY, United States
Chalfen Ventures Fund I L.P., Jersey, United Kingdom
CircleCI, Inc., San Francisco, CA, United States
Clari, Inc., Sunnyvale, CA, United States
Contentful GmbH, Berlin, Germany
Coscreen, Inc., Menlo Park, CA, United States
Costanoa Venture Capital II L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Costanoa Venture Capital III L.P., Palo Alto, CA, United States
Culture Amp, Inc., San Francisco, CA, United States
Data Collective II L.P., Palo Alto, CA, United States
Data Collective III L.P., Palo Alto, CA, United States
Data Collective IV, L.P., Palo Alto , CA, United States
DataRobot, Inc., Boston, MA, United States
Digital Hub Rhein-Neckar GmbH, Ludwigshafen, Germany
Dremio Corporation, Santa Clara, CA, United States
FeedZai S.A., Lisbon, Portugal
Felix Capital Fund III, London, United Kingdom
Felix Ventures II, L.P., London, United Kingdom
Finco Services, Inc. (dba Current), New York, NY, United States
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
Kaltura, Inc., New York, NY, United States
Kavacha TopCo LLC, New York, NY, United States
Landlog Limited, Tokyo, Japan
LeanData, Inc., Sunnyvale, CA, United States
LGVP F I LLC, Dover, DE, United States
Local Globe Opportunity Fund, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe VIII, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe X, L.P., St. Peter Port, Guernsey, Channel Islands
Local Globe XI, L.P., St. Peter Port, Guernsey, Channel Islands
Mango Capital 2018, L.P., Los Altos, CA, United States
Mango Capital 2020, L.P., Los Altos, CA, United States
Matillion Ltd., Altrincham, United Kingdom
Medable Inc., Palo Alto, CA, United States
Mosaic Ventures I, L.P., London, United Kingdom
Narrative Science, Inc., Chicago, IL, United States
Notation Capital II, L.P., Brooklyn, NY, United States
Notation Capital III, L.P., Brooklyn, NY, United States
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
Point Nine Capital Fund V GmbH & Co. KG, Berlin, Germany
Project 44, Inc., Chicago, IL, United States
PubNub, Inc., San Francisco, CA, United States
Punchh, Inc., San Mateo, CA, United States
Reltio, Inc., Redwood Shores, CA, United States
Restream, Inc., Austin, Texas, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
Scryer, Inc., New York, NY, United States
Side, Inc., San Francisco, CA, United States
Smart City Planning, Inc., Tokyo, Japan
Splashtop, Inc., San Jose, CA, United States
SportsTech Fund, L.P., Palo Alto, CA, United States
SportsTech Parallel Fund, L.P., Palo Alto, CA, United States
Spring Mobile Solutions, Inc., Salt Lake City, UT, United States
StackHawk, Inc., Denver, CO, United States
Storm Ventures V, L.P., Menlo Park, CA, United States
SumoLogic, Inc., Redwood City, CA, United States
Sun Basket, Inc., San Francisco, CA, United States
SV Angel IV, L.P., San Francisco, CA, United States
The Currency Cloud Group Limited, London, United Kingdom
The SaaStr Fund II, L.P., Palo Alto, CA, United States

The SaaStr Fund, L.P., Palo Alto, CA, United States
Third Kind Venture Capital II, L.P., New York, NY, United States
Third Kind Venture Capital III, L.P., New York, NY, United States
Tribe Capital LLC Series 3, Redwood City, CA, United States
Tribe Capital LLC Series 8, Redwood City, CA, United States
UJET, Inc., San Francisco, CA, United States
Upfront V, L.P., Santa Monica, CA, United States
Uptycs, Inc., Waltham, MA, United States
VerbIT, Inc., New York, NY, United States
Vistex, Inc., Hoffman Estates, IL, United States
Wandera, Inc., San Francisco, CA, United States