Form 20-F
period 2021-12-31
SAP SE
filed 2022-03-03
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2021)**

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2021, which was 1.1318 EUR/USD. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. On February 11, 2022, the Noon Buying Rate for converting euro to dollars was US$1.1404 per €1.00.

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

SAP, Adaptive Server, Advantage Database Server, Business ByDesign, BusinessObjects, Crystal Reports, ExpenseIt, PartnerEdge, PowerBuilder, PowerDesigner, Qualtrics, Replication Server, SAP Ariba, SAP BusinessObjects Explorer, SAP BW/4HANA, SAP Concur, SAP EarlyWatch, SAP Fieldglass, SAP Fiori, SAP HANA, SAP Jam, SAP Lumira, SAP S/4HANA, SAP SuccessFactors, SAP Vora, SAPPHIRE, SAPPHIRE NOW, SIGNAVIO, SQL Anywhere, The Best Run SAP, TripIt, TripLink, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

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

-	Market Share and Profit: Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.
-

International Laws and Regulations: Laws, regulatory requirements and standards in Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements.

-	Technology and Products: Our technology and products may experience undetected defects, coding, or configuration errors, may not integrate as expected, or may not meet customer expectations.

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

-	Sales and Services: Sales and implementation of SAP software and services, including cloud, are subject to several significant risks sometimes beyond our direct control.

-      Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to adequately meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers.

-      Mergers and Acquisitions: We might not acquire and integrate companies effectively or successfully.

-

Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to adequately protect or enforce our own intellectual property, may result in adverse outcomes.

-	Partner Ecosystem: If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

We describe these and other risks and uncertainties in the Risk Factors section.

If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “predict,” “project,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS), namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements; Expected Developments and Risk Factors sections; and other forward-looking information appearing in other parts of this report.

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

Performance Management System

We use various performance measures to manage our performance with regard to our primary financial objectives, which are growth and profitability, and our primary non-financial objectives, which are customer loyalty, employee engagement, and carbon impact. We view growth and profitability as indicators of our current performance, while we see customer loyalty, employee engagement, and carbon impact as indicators of our future performance.

Measures to Manage Our Financial Performance

Measures to Manage Our Operating Financial Performance

In 2021, we used the following key measures to manage our operating financial performance:

Cloud revenue: This revenue driver comprises the main revenues of our fast-growing cloud business. Revenue from cloud is derived from fees earned from providing customers with any of the following:

–	Software as a service (SaaS)
–	Platform as a service (PaaS)
–	Infrastructure as a service (IaaS)
–	Premium cloud support beyond regular support embedded in cloud offerings

For more information regarding the composition of cloud revenue and a description of these services, see the Notes to the Consolidated Financial Statements, Note (A.1).

We use the cloud revenue measure at both actual currencies and constant currencies.

Cloud and software revenue: We use cloud and software revenue expressed in both actual currencies and constant currencies to measure our revenue growth. Our cloud and software revenue includes cloud revenue plus software licenses and support revenue. Cloud revenue and software revenue are our key revenue drivers because they tend to affect our other revenue streams. Generally, customers that buy software licenses also enter into related support contracts, and these generate recurring support revenue after the software sale. Support contracts cover standardized support services and unspecified future software updates and enhancements. Cloud and software revenue also tends to stimulate services revenue, which is earned by providing customers with professional services, premium engagement services, training services, and payment services.

Total revenue: We use total revenue to measure our growth at both actual currencies and constant currencies. The total of cloud revenue and support revenue divided by total revenue is the share of more predictable revenue. This measure provides additional insight into our sustained business success.

Current cloud backlog (CCB): We use CCB both in actual and at constant currencies, to manage our operating financial performance. The CCB measures our overall go-to-market success in committed cloud business. The CCB is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months as of a specific key date. Thus, it is a subcomponent of our overall remaining performance obligations following IFRS 15.120. For our committed cloud business, we believe the CCB is a valuable indicator of our go-to-market success, as it reflects both new contracts closed as well as existing contracts renewed.

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

Measures to Manage Overall Financial Performance

We use the following measures to manage our overall financial performance:

Earnings per share (EPS) (IFRS and non-IFRS): EPS (basic and diluted) measures our overall performance because it captures all operating and non-operating elements of profit as well as income tax expense. It represents the portion of profit after tax attributable to equity holders of SAP SE allocable to each SAP share outstanding. EPS is influenced not only by our operating and non-operating business and income taxes but also by the number of shares outstanding.

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

Measures to Manage Our Non-Financial Performance

In 2021, we used the following key measures to manage our non-financial performance in the areas of customer loyalty, employee engagement, leadership trust, and carbon emissions:

Customer Net Promoter Score (Customer NPS): In 2021, we continued to harmonize the Customer Loyalty Survey program where Customer NPS is measured. Specifically, to enable better standardization and comparability, we now ask about SAP across all entities and product lines. The annual assessment of customer loyalty is based on a survey that includes the Net Promoter Score (NPS) metric. The Customer NPS score is calculated based on the NPS Likelihood to Recommend question with its proprietary scoring, identified on a scale of 0–10. We introduced this measure in 2012 as we are convinced that we can achieve our financial goals only when our customers are loyal to, and satisfied with, SAP and our solutions. To derive the Customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0–6. The method ignores “passives,” that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the Customer NPS methodology.

Since this year, we determine the Employee Engagement Index and the Leadership Trust Score as the average of the scores retrieved in each of the surveys we run within a fiscal year. Adopting the Experience Management (XM) philosophy of Qualtrics, we changed our engagement survey concept to a continuous listening approach that includes multiple data collections throughout the year. This new average score provides a more valid evaluation of the full-year engagement and trust level of our employees.

We measure both the Employee Engagement Index as well as Leadership Trust Score to get insights on the following:

–

Employee Engagement Index: We use this index to measure the satisfaction and commitment of our employees, how proud they are of our company, and how strongly they identify with SAP. Applying this measure is recognition that our growth strategy depends on engaged employees.

–

Leadership Trust Score: We use this score to further enhance accountability and to measure our collective effort to foster a work environment based on trust. It is derived from a question in our surveys that gauges employees’ trust in our leaders. We measure leadership trust by using the same NPS methodology that we use to compute the Customer NPS.

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

SAP’s long-term strategic plans are the point of reference for our short-term and mid-term planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level for the entire SAP Group. In a first step, the resulting financial plan is broken down into (i) product portfolio grouped into solution areas and deployment models “On Premise,” “Software as a Service/Platform as a Service,” “Infrastructure as a Service,” and “Intelligent Spend Management”; and (ii) functions such as development, delivery, sales, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the operating segments and the areas of functional responsibility of the individual members of the Executive Board (“Board area”). If a Board area represents not only a functional department but also has a responsibility for operating segments within this Board area, the allocation is done at the lower segment level. Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets, and to reflect endogenous and exogenous factors. Such budget adjustments, as well as the assessment of the performance, are handled at the Board area level if the Board area is part of a segment, or at the segment level if the Board area comprises several segments. It is then the individual Executive Board member’s responsibility to break down the allocated budget adjustments within the segment budget boundary. Based on an integrated portfolio process running in parallel to the budgeting process, we ensure aligned investment behavior across Board areas with regards to specific solution and/or subsolution areas. In a final step, customer-facing revenue targets and cost-of-sales and marketing targets are broken down into sales regions and market units.

Based on our detailed annual plans, we determine the budget for the respective fiscal year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our financial goals, and to identify any deviations from plan. We continuously monitor the affected operating segments and Board areas in the SAP Group to analyze their developments and define any appropriate actions. Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

Non-IFRS Financial Measures Cited in This Report

Explanation of Non-IFRS Measures

We disclose certain financial measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, or superior to, our IFRS financial measures.

We believe that the disclosed supplemental historical and prospective non-IFRS financial information provides useful information to investors because management uses this information, in addition to financial data prepared in accordance with IFRS, to attain a more transparent understanding of our past performance and our anticipated future results.

We use these non-IFRS measures consistently in our internal planning and forecasting, reporting, and compensation, as well as in our external communications, as follows:

-      Our management primarily uses these non-IFRS measures rather than IFRS measures as the basis for making financial, strategic, and operating decisions.

-

The variable components of our Executive Board members’ and employees’ remuneration are based on non-IFRS numbers such as operating profit (non-IFRS), operating margin (non-IFRS), as well as current cloud backlog (CCB) measures rather than the respective IFRS measures.

-      The annual budgeting process for all management units is based on operating profit (non-IFRS) numbers rather than the respective IFRS financial measures.

-      All forecast and performance reviews with all senior managers globally are based on these non-IFRS measures, rather than the respective IFRS financial measures.

-      Both our internal performance targets and the guidance we provide to the capital markets are based on revenue and profit (non-IFRS) measures rather than the respective IFRS financial measures.

Our non-IFRS financial measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

Revenue (Non-IFRS)

Starting in 2021, we no longer adjust our IFRS revenue measures by including the full amount of recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions.

Thus, SAP’s IFRS revenue equals the non-IFRS revenue at actual currencies starting with the annual reporting period 2021. Due to immateriality, prior-year numbers are further based on our previous non-IFRS definition as described in our SAP Integrated Report 2020.

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

Operating Profit (Non-IFRS), Cloud Gross Margin (Non-IFRS), Operating Margin (Non-IFRS), Effective Tax Rate (Non-IFRS), and Earnings per Share (Non-IFRS)

Operating profit, cloud gross margin, operating margin, effective tax rate, and earnings per share denominated as operating profit (non-IFRS), cloud gross margin (non-IFRS), operating margin (non-IFRS), effective tax rate (non-IFRS), and earnings per share (non-IFRS) have been adjusted from the respective IFRS measures by adjusting for the aforementioned operating expenses (non-IFRS) and the income tax effects thereon.

Constant Currencies Information

We believe it is important for investors to have information that provides insight into the development of our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currencies measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency measures on current cloud backlog use the closing exchange rate from the previous year's corresponding key date instead of the average exchange rate.

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance.

€ millions	2021	2020	∆ in%
Net cash flows from operating activities	6,223	7,194	-13
Purchase of intangible assets and property, plant, and equipment (without acquisitions)	-800	-816	-2
Payments of lease liabilities	-374	-378	-1
Free cash flow	5,049	6,000	-16

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

-      Our expense (non-IFRS), and profit (non-IFRS) measures, along with the current cloud backlog (CCB) measure (see above), provide investors with insight into management’s decision-making because management uses these measures to run our business and make financial, strategic, and operating decisions.We exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to facilitate comparisons of SAP’s operating performance from period to period.

-      The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating performance by eliminating certain direct effects of acquisitions, share-based compensation plans, and restructuring plans.

-      Non-IFRS and non-GAAP (Generally Accepted Accounting Principles) measures are widely used in the software industry. In many cases, inclusion of our non-IFRS measures may facilitate comparison with our competitors’ corresponding non-IFRS and non-GAAP measures.

Limitations of Non-IFRS Measures

Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance, foremost, but not limited, for the following reasons:

-	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.
-	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.
-	The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP enter into material business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur should SAP perform restructurings in the future.
-	The expense adjustment for acquisition-related charges does not arise from a common conceptual basis. This is because the expense adjustment aims to improve the comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers, as these combine our revenue and expenses (non-IFRS) despite the absence of a common conceptual basis.
-	Our restructuring charges resulted in significant cash outflows in the past and could do so in the future. The same applies to our share-based payment expense because most of our share-based payments are settled in cash rather than shares.
-	The valuation of our cash-settled share-based payments could vary significantly from period to period due to the fluctuation of our share price and other parameters used in the valuation of these plans. In the future, we plan to move more of our awards to equity settlement.
-	In the past, we have issued share-based payment awards to our employees every year and we intend to continue doing so in the future. Thus, our share-based payment expenses are recurring, although the amounts usually change from period to period.

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

Reconciliations of IFRS to Non-IFRS Financial Measures for the Years 2021 and 2020

€ millions, unless otherwise stated	2021					2020
	IFRS	Adj.	Non-IFRS	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS
				Impact	Constant
					Currency
Revenue measures
Cloud	9,418	0	9,418	174	9,592	8,080	5	8,085
Software licenses	3,248	0	3,248	-8	3,240	3,642	0	3,642
Software support	11,412	0	11,412	166	11,577	11,506	0	11,506
Software licenses and support	14,660	0	14,660	158	14,818	15,148	0	15,148
Cloud and software	24,078	0	24,078	332	24,410	23,228	5	23,233
Services	3,764	0	3,764	58	3,823	4,110	0	4,110
Total revenue	27,842	0	27,842	390	28,232	27,338	5	27,343

Operating expense measures
Cost of cloud	-3,105	229	-2,876			-2,699	248	-2,451
Cost of software licenses and support	-1,925	103	-1,822			-2,008	97	-1,911
Cost of cloud and software	-5,030	332	-4,698			-4,707	345	-4,362
Cost of services	-2,916	286	-2,630			-3,178	178	-3,000
Total cost of revenue	-7,946	617	-7,328			-7,886	523	-7,362
Gross profit	19,897	617	20,514			19,453	528	19,981
Research and development	-5,190	524	-4,667			-4,454	303	-4,151
Sales and marketing	-7,505	1,025	-6,479			-7,106	735	-6,371
General and administration	-2,431	1,250	-1,181			-1,356	166	-1,190
Restructuring	-157	157	0			3	-3	0
Other operating income/expense, net	43	0	43			84	-66	18
Total operating expenses	-23,186	3,573	-19,613	-212	-19,824	-20,715	1,659	-19,056

Profit numbers
Operating profit	4,656	3,573	8,230	178	8,408	6,623	1,664	8,287
Other non-operating income/expense, net	17	0	17			-179	0	-179
Finance income	3,123	0	3,123			1,473	0	1,473
Finance costs	-949	0	-949			-697	0	-697
Financial income, net	2,174	0	2,174			776	0	776
Profit before tax	6,847	3,573	10,421			7,220	1,664	8,884
Income tax expense	-1,471	-613	-2,084			-1,938	-413	-2,350
Profit after tax	5,376	2,960	8,337			5,283	1,251	6,534
Attributable to owners of parent	5,256	2,687	7,943			5,145	1,251	6,396
Attributable to non-controlling interests	121	273	394			138	0	138

Key ratios
Operating margin (in %)	16.7		29.6		29.8	24.2		30.3
Effective tax rate (in %)	21.5		20.0			26.8		26.5
Earnings per share, basic (in €)	4.46		6.73			4.35		5.41

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

Non-IFRS Adjustments by Functional Areas

€ millions	2021					2020
	IFRS	Acquisition-	SBP [1]	Restructuring	Non-IFRS	IFRS	Acquisition-	SBP [1]	Restructuring	Non-IFRS
		Related					Related
Cost of cloud	-3,105	169	59	0	-2,876	-2,699	208	40	0	-2,451
Cost of software licenses and support	-1,925	33	70	0	-1,822	-2,008	42	55	0	-1,911
Cost of services	-2,916	20	266	0	-2,630	-3,178	3	175	0	-3,000
Research and development	-5,190	10	513	0	-4,667	-4,454	7	296	0	-4,151
Sales and marketing	-7,505	370	655	0	-6,479	-7,106	375	360	0	-6,371
General and administration	-2,431	20	1,230	0	-1,181	-1,356	9	157	0	-1,190
Restructuring	-157	0	0	157	0	3	0	0	-3	0
Other operating income/expense, net	43	0	0	0	43	84	-66	0	0	18
Total operating expenses	-23,186	623	2,794	157	-19,613	-20,715	577	1,084	-3	-19,056

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2017	1.40		1.65	[1]
2018	1.50		1.76	[1]
2019	1.58		1.73	[1]
2020	1.85		2.26	[1]
2021 (proposed)	2.45	[2]	2.79	[2,3]

1 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

2 Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 18, 2022.

3 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 11, 2022 of US$1.1404 per €1.00. The dividend paid may differ due to changes in the exchange rate.

The amount of dividends paid on the ordinary shares depends on the amount of profits to be distributed by SAP SE, which depends in part upon our financial performance. The Executive Board and the Supervisory Board of SAP SE will recommend to the Annual General Meeting of Shareholders in May 2022 that the total dividend be increased 32% to €2.45 per share. This payment includes a special increase of €0.50 to celebrate SAP's 50th anniversary. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information — Exchange Rates”). The timing, declaration, amount and payment of any future dividend will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP SE and approved by the Annual General Meeting of Shareholders.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our ADRs and ordinary shares.

Economic, Political, Social, and Regulatory Risks

Global Economic and Political Environment: Uncertainty in the global economy, financial markets, and social and political instability, and related restrictions caused by state-based conflicts, such as the current Ukraine/Russia situation, terrorist attacks, civil unrest, war, or international hostilities could lead to disruptions in our business.

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

We are subject to risks and associated consequences in the following areas, among others:

-      General economic, political, social, environmental, public health, and market developments, and general unrest

-      Prolonged deterioration of global economic conditions (impact on accurate forecast) or budgetary constraints of national governments

-      Diplomatic confrontations, frictions, trade or tariff conflicts with potential global implications as indicated by a prolonged and widespread economic slowdown

-      Financial market volatility episodes, global economic crises, chronic fiscal imbalances, slowing economic conditions, or disruptions in emerging markets

-      Higher credit barriers for customers, reducing their ability to finance software purchases

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

The SAP Group has a global presence and operates in most countries of the world. As a European company domiciled in Germany with securities listed in Germany and the United States, we are subject to European, German, U.S., and other governance-related regulatory requirements of countries we operate in.

Our business is subject to numerous risks inherent to international business operations. We are subject to risks and associated consequences in the following areas, among others:

-      Changes in tax laws and changes in the interpretation of the complex tax rules in certain countries, impacting our business situation, financial condition, and results of operations

-      Changes in external reporting standards and tax laws including, but not limited to, conflict and overlap among tax regimes as well as the introduction of new tax concepts that harm digitalized business models

-      Discriminatory, protectionist, or conflicting fiscal policies and tax laws

-      Workforce restrictions and travel bans resulting from changing laws and regulations, from political decisions, or through required works council involvements, labor union approvals, and immigration laws in different countries

-      Protectionist trade policies, import and export regulations, and trade sanctions, counter or even conflicting sanctions, and embargoes including, but not limited to, country-specific software certification requirements

-      Violations of country-specific sanctions

-      Compliance with and stringent enforcement of laws and regulations (including interpretations), implications of government elections, lack of reforms, data protection and privacy rules, regulatory requirements and standards (such as the Payment Card Industry Data Security Standard [PCI DSS]), other compliance requirements (such as Service Organization Controls [SOC]), or sometimes even country-specific certifications or requirements in particular for cloud service provider or data center operations

-      Expenses associated with the localization of our products and compliance with varying and potentially conflicting local regulatory requirements

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

Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to protect or enforce our own intellectual property, may result in adverse outcomes.

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

We are subject to risks and associated consequences in the following areas, among others:

-      Claims and lawsuits might be brought against us.

-      We might become dependent in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers.

-      Third parties have claimed, and might claim in the future, that we infringe their intellectual property rights or that we are overusing or misusing licenses to these technologies.

-      We integrate open source software components from third parties into our software. Open source licenses might require that the software code in those components or the software into which they are integrated be freely accessible under open source terms.

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

Any legal action we bring to enforce our proprietary rights could also involve enforcement against a partner or other third party, which might have an adverse effect on our ability, and our customers’ ability, to use that partner’s or other third party’s products.

The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers.

As a global software and service provider, SAP is required to comply with local laws wherever it does business. One of the relevant European data protection laws is GDPR. International data transfers to third countries that do not provide for an adequate level of data protection require additional safeguards to justify a transfer from the EU to a third country based on the standard contractual clauses. In 2021, SAP experienced two significant incidents in processing personal data - on our own behalf - that were subject to GDPR only and were reported to the supervisory authorities.

Furthermore, evolving regulations and laws globally (such as the California Consumer Privacy Act, the Brazilian General Data Protection Law, and the EU’s proposed e-Privacy Regulation including data localization requirements) regarding data protection and privacy or other standards increasingly aimed at the use of personal data, such as for marketing purposes and the tracking of individuals’ online activities, may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (in particular cloud services) and make it more challenging and complex to meet customer expectations. This refers to a compliant use of new technology, such as machine learning (ML) and AI for product development and deployment of intelligent applications.

This could lead to increased risks for SAP, which could harm SAP’s business and limit SAP’s growth.

Non-compliance with applicable data protection and privacy laws by SAP or any of the subprocessors engaged by SAP within the processing of personal data could lead to risks. We are subject to risks and associated consequences in the following areas, among others:

-      Mandatory disclosures of breaches to affected individuals, customers, and data protection supervisory authorities

-      Investigations and administrative measures by data protection supervisory authorities, such as the instruction to alter or stop non-compliant data processing activities, including the instruction to stop using non-compliant subprocessors

-      Damage claims by customers and individuals or contract terminations and potential fines

-      Harm to SAP’s reputation

-      Increased complexity in times of digitalization with regard to legal requirements in the context of cross-border data transfer and data localization requirements

In addition, the German Federal Office for the Protection of the Constitution and security industry experts continue to warn of risks related to a globally growing number of cybersecurity attacks aimed at obtaining or violating company data including personal data. We anticipate cyberattack techniques to continue to evolve and increase in sophistication, which could make it difficult to anticipate, prevent, detect, and mitigate attacks and intrusions, thus leading to, for example, risks described in the Cybersecurity and Security section.

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

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, regulators, and authorities, and adherence to recognized standards of business integrity. This commitment to recognized standards of business integrity is formalized in SAP’s CoBC and supporting guidelines.

We are subject to risks and associated consequences in the following areas, among others:

-      Non-compliance with our policies and violation of compliance related rules, regulations, and legal requirements including, but not limited to, anti-corruption and anti-bribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other local laws prohibiting corrupt conduct

-      Unethical and fraudulent behavior by individual employees, other individuals, partners, or entities associated with SAP leading to criminal charges, fines, and claims by affected parties

-      Collusion with external third parties, for example, by aiding in securing business

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

SAP has encountered situations that required clear messaging and strong action on non-compliance in the context of corrupt behavior that has the potential to harm our business and reputation. SAP is continuing to investigate its dealings with the public sector. For more information about the alleged violations, see the Notes to the Consolidated Financial Statements, Note (G.3).

Operational Business Risks

Sales and Services: Sales and implementation of SAP software and services, including cloud, are subject to several significant risks sometimes beyond our direct control.

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

-      Joint innovations with partners or customers

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

We are subject to risks and associated consequences in the following areas, among others:

-      Failure to establish and enable a network of qualified and fully committed partners supporting our scalability needs and speed and impact in market reach

-      Products or services model being less strategic or attractive compared to our competition

-      Failure of partners to develop sufficient innovative solutions and content on our platforms or to provide high-quality products or services to meet customer expectations

-      Failure of partners to embed our solutions sufficiently enough to profitably drive product adoption, especially with innovations in SAP S/4HANA, the SAP Customer Experience portfolio, business process intelligence from SAP, and SAP Business Technology Platform (SAP BTP)

-      Failure of partners to adhere to applicable legal and compliance regulations

-      Failure of partners and their products to meet quality requirements expected by our customers or us

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

SAP continues to grow organically and through acquisitions, delivers a full portfolio of solutions via the cloud, hosts or manages elements of our customers’ businesses in the cloud, processes large amounts of data, and offers more mobile solutions to users. While SAP executes each of these areas either directly or through partners and other third parties, we face a progressively more complex and threatening cybersecurity environment. The severity of the challenges posed by this cybersecurity environment is amplified due to the increasingly sophisticated and malicious global cybersecurity threat landscape in which we operate. This includes third-party data, products, and services that we incorporate into SAP products and services, and the continually evolving and increasingly advanced techniques employed by threat actors targeting IT products and businesses in general. Such threat actors include, but are not limited to, highly sophisticated parties such as nation-states and organized criminal syndicates.

As a leading cloud company and service provider to some of the largest and best-known customers in the world, we are naturally a prominent target for cybersecurity attacks. We have observed increased threat activity to our products and systems, and we experience cybersecurity attacks of varying types and degrees on a regular basis. Should we become aware of unauthorized access to our systems, we have action plans in place intended to identify and remediate the source and impact of the incursions, and steps to comply with related necessary notification and disclosure obligations. To date, we have not experienced any incursions resulting in a material adverse effect on our business. However, we may be subject to incursions which we are not aware.

In addition, while we are continually taking steps to enhance our cybersecurity defenses, increased investments, coordination, and resources are required to achieve our objective of ensuring over time that our cybersecurity infrastructure meets or exceeds evolving industry standards. Achieving this objective will require continued effort and vigilance, including sustained investment of money and management resources to support the ongoing development and maintenance of systems that meet these standards. As a result, we are subject to risks and associated consequences in the following areas, among others:

-      A globally increasing number of threat actor attacks aimed at obtaining or violating Company data including personal data, as observed in recent prominent cases of cyberattacks where the use of ransomware was the preferred method of threat actors

-      Identified or undetected cybersecurity defects and vulnerabilities

-      Increased complexity, risk of exploitation, and potential vulnerabilities due to utilization of open source software components, such as Log4j vulnerabilities

-      Exposure of our business operations and service delivery due to threats, including virtual attack, disruption, damage, unauthorized access, theft, destruction, industrial or economic espionage, serious or organized crime, and other illegal activities, as well as violent extremism and terrorism

-      State-driven economic espionage or competitor-driven industrial espionage, and criminal activities including, but not limited to, cyberattacks and breaches against cloud services and hosted on-premise software, whether managed by us or our customers, partners, or other third parties

-      Disruptions to back-up, disaster recovery or business continuity management processes

-      Disruptions due to exposure of our network systems to cybersecurity attacks via defects and vulnerabilities in the IT systems of our customers, or in the systems of third parties that facilitate our business activities such as cloud service providers, including those that are beyond SAP’s cybersecurity infrastructure and protocols

-      Failure of any cloud service provider to deliver cloud services securely and successfully, which could have a negative impact on customer trust in cloud solutions

-      Cybersecurity threats for SAP and customers due to delayed or insufficient responses to identified cybersecurity issues attributable to complexity, interdependencies, or other factors

-      Challenges in effectively synchronizing cybersecurity processes across our various lines of business in a heterogeneous environment

-      Insufficient or ineffective asset management potentially endangering secure operations

-      Customer systems or systems operated by SAP being compromised by vulnerabilities due to threat actor exploitation

-      Operational disruptions due to an increasing number of destructive malwares, ransomware, or other cybersecurity attacks

-      Breach of cybersecurity measures due to, for example, but not limited to, error or wrongdoing by employees or affiliated persons, system vulnerabilities, code defects, malfunctions, or attempts of third parties to fraudulently induce employees, users, partners, or customers to gain access to our systems, data, or customers’ data

-      Expansion of cybersecurity attack surface due to increased connectivity of operational data

-      Material costs to attempt to detect, prevent, and mitigate any successful attacks, including, but not limited to the costs of third-party legal and cybersecurity experts and consultants, insurance costs, additional personnel and technologies, organizational changes, and incentives to customers and partners to compensate for any losses or retain their business

-      Inability to anticipate attacks or implement sufficient mitigating measures

-      Insufficient investment, coordination, or resources to achieve our objective of ensuring over time that our cybersecurity infrastructure meets or exceeds evolving industry standards, and defending against the ever-evolving and emerging threat landscape

-      Material costs and time associated with enhancing our cybersecurity infrastructure, which may impact the ongoing pace of development and delivery of our products and services and our financial performance

-      Failure to integrate SAP’s cybersecurity infrastructure and protocols with other network systems obtained through acquisition, including addressing, identifying, and remediating cybersecurity defects and vulnerabilities and related breaches in acquired systems

-      Failure to maintain SAP’s cybersecurity infrastructure and protocols in connection with the divestiture of businesses and network systems from SAP, or failure to achieve a holistic level of required transparency reflecting current states

-      Inaccurate or incomplete third-party or SAP audit results, certifications, or representations concerning the adequacy of our cybersecurity infrastructure and protocols

Any of these events could have a material adverse effect on our customers, partners, financial performance, profit, cash flows, operations, brand, reputation, competitive position, the perception of our products and services by current and prospective customers, and our business in general.

Technology and Products: Our technology and products may experience undetected defects, coding, or configuration errors, may not integrate as expected, or may not meet customer expectations.

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

The market for cloud computing is increasingly competitive and is exhibiting strong growth relative to the market for on-premise solutions. To maintain or improve our operating results in the cloud business, it is important that we not only attract new customers but also that our existing customers renew their agreements with us when the initial contract term expires and purchase additional modules or additional capacity. Additionally, we need to bring innovations to the market in line with demands of our ecosystem and ahead of our competitors, such as solutions to support new data-driven applications and the extension of the intelligent suite based on SAP BTP. Innovative applications supporting the Intelligent Enterprise strategy include, among others, SAP Customer Experience solutions, SAP S/4HANA, and SAP BTP, as well as technologies such as IoT, ML, intelligent robotic process automation (which automates rule-based, repetitive tasks), digital assistants including voice recognition and interaction, and blockchain.

We are subject to risks and associated consequences in the following areas, among others:

-	Inability to deliver fully suitable solution and transformation services to our customers on the cloud transformation journey, both in cloud-only and hybrid scenarios

-      Inability to successfully execute on our hyperscaler strategy

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

-      Existing customers deciding to cancel or not renew their contracts (such as maintenance or cloud subscriptions) or not buy additional products and services

-      Strategic alliances among competitors or their growth-related efficiency gains in the cloud business, which could lead to significantly increased competition in the market with regard to pricing and the ability to integrate solutions

-      Price pressure, cost increases, and loss of market share through traditional, new, and especially cooperating competitors and hyperscalers

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

We are subject to risks and associated consequences in the following areas, among others:

-      Incorrect information or assumptions during the due diligence process for the acquisition, including information or assumptions related to the business environment or business and licensing models

-      Failure to integrate acquired technologies or solutions successfully and profitably into SAP’s solution portfolio and strategy

-      Failure to successfully integrate acquired entities, operations, cultures, or languages, all within the constraints of applicable local laws

-      Unfulfilled needs of the acquired company’s customers or partners

-      Failure in implementing, restoring, or maintaining internal controls, disclosure controls and procedures, and policies within acquired companies

-      Incompatible practices or policies regarding compliance requirements

-      Debt incurrence or significant unexpected cash expenditures

-      Impairment of goodwill and other intangible assets acquired in business combinations

-      Non-compliance of the acquired company with regulatory requirements, for example, accounting standards, export control laws, data privacy, and trade sanctions, for which SAP, through the acquisition, assumes responsibility and liability, including potential fines and the obligation to remedy the non-compliance

Any of these events could have a material adverse effect on our business, brand, competitive or financial position, profit, and cash flows.

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

We are subject to risks and associated consequences in the following areas, among others:

-      Inability to bring new business models, solutions, solution enhancements, intelligent technologies, integrations and interfaces or services to market before our competitors or at equally favorable terms

-      Inability to develop and sell new cloud products spanning various organizations on time and in line with market demands due to complexity in heterogeneous technical environments

-      Inability to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, emerging industry standards, and changing requirements of our customers and partners (especially with innovations such as industry cloud, SAP Business Network, and business process intelligence offerings supported by SAP BTP) to strengthen the Intelligent Enterprise strategy

-      Uncertainties regarding new SAP solutions, technologies, and business models as well as delivery and consumption models, which might lead customers to wait for proofs of concepts or holistic integration scenarios through reference customers or more mature versions

-      Lower level of adoption of our new solutions, technologies, business models, and flexible consumption models, or no adoption at all

-      Our product and technology strategy might not be successful, or our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough or they might consider other competing solutions in the market, or our strategy might not match customers’ expectations and needs, specifically in the context of expanding the product portfolio into additional markets.

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

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2021. All of these subsidiaries are wholly owned or controlled by SAP SE.

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

Strategy

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP has been named a market share leader in the following areas worldwide: enterprise applications software,1 enterprise resource management applications,2 supply chain management applications,3 procurement applications software,4 travel and expense management software,5 and enterprise resource planning software,6 among others. The SAP Group has a global presence and employs more than 100,000 people.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX and TecDAX as well as the Dow Jones EURO STOXX 50, the Dow Jones Sustainability Index World, and the Dow Jones Sustainability Index Europe. As at December 31, 2021, SAP was the second most valuable company in the DAX based on market capitalization. SAP was ranked as the most sustainable software company in the Dow Jones Sustainability Indices for the fifteenth consecutive year.

Our Purpose

Our purpose at SAP is to “help the world run better and improve people’s lives.” We strive to achieve this as both an enabler and an exemplar of sustainable business. Our products and services aim to help our customers both meet the challenges and take advantage of the opportunities presented by today’s rapidly changing world.

In addition, we want our own business operations and practices to be intelligent, sustainable, and inclusive. SAP is committed to the goal set by the Paris Agreement of limiting global warming to 1.5 degrees Celsius in comparison to pre-industrial levels. In March 2021, SAP announced the intention to become carbon neutral in our own operations by the end of 2023 – two years earlier than previously stated. Further, in January 2022, SAP announced its commitment to achieve net-zero along their value chain in 2030; 20 years earlier than originally targeted. SAP also supports the United Nations Sustainable Development Goals (UN SDGs). Together with our customers and partners, we are engaged in initiatives across the UN SDGs.

Our Vision

In 2020, SAP introduced our REINVENT strategy. The underlying vision of this strategy was extended in 2021 to “REINVENT how the world runs as a network of intelligent,7 sustainable enterprises.” In our pursuit of this vision, we focus on three areas:

Helping Our Customers Become Intelligent and Sustainable Enterprises

Intelligent enterprises use data with embedded artificial intelligence (AI) and experience management to remove friction across business processes and drive innovation, enabling people to work more flexibly.

Creating a Network of Intelligent, Sustainable Enterprises

We believe that businesses are playing an even greater role in their communities – forming a network that expands far beyond the walls of any one company. We deliver innovation and intelligent technologies across procurement, logistics, asset management, and industry-specific offerings to enable a global business network spanning entire industries and value chains. As companies face supply chain disruptions, this becomes even more important, as our software aims to enable stakeholders in the network to react to disruption in real time.

Enabling a Sustainable World

The traditional focus of businesses on productivity and profitability is expanding to include a new measurement for business success – how operations impact the environment, or the “green line.” With the overview and transparency of business processes and ability to connect value chains end to end provided by SAP software, we help companies to measure and improve sustainability across entire networks, allowing them to effectively “chase zero” – zero emissions, zero waste, and zero inequality.

Our REINVENT strategy is firmly rooted in our goal to be an innovative and trusted partner for our ecosystem, supporting them on their journey to reinvent how their businesses run. To achieve our overarching objectives of creating resilient, profitable, and sustainable business outcomes for our customers, we have honed our strategic priorities mentioned above, in which our product strategy plays a central role.

1	IDC, Worldwide Enterprise Applications Market Shares, 2020: Next-Generation Applications Shaping the Market, Doc #US47983821, Sept. 2021
2	IDC, Worldwide Enterprise Resource Management Applications Market Shares, 2020: Digital Makes Strides, Doc #US47984121, Sept. 2021
3	IDC, Worldwide Supply Chain Management Applications Market Shares, 2020: Disruption Managed, Doc #US46435921, Dec. 2021
4	IDC, Worldwide Procurement Applications Software Market Shares, 2020: Digital Became New Normal, Doc #US47984421, Aug. 2021
5	IDC, Worldwide Travel and Expense Management Software Market Shares, 2020: Travel Down But New Opportunities Emerge, Doc #US47980421, July 2021
6	IDC, Worldwide Enterprise Resource Planning Software Market Shares, 2020: The Advance of Modular and Intelligent ERP Systems, Doc #US46441121, June 2021
7	An “intelligent enterprise” is an event-driven, real-time business powered by technology that includes machine learning, robotic process automation, Internet of Things, and analytics capabilities to help scale innovation.

Our Product Strategy

While each of our line-of-business (LoB) solutions must be competitive in its own right, we believe the true value comes through the strength of our collective offerings, with SAP S/4HANA Cloud at the core. SAP has the technologies, products, footprint, and experience to combine four essential end-to-end business processes to create not just one intelligent enterprise, but a global ecosystem of intelligent enterprises. Those processes – Recruit to Retire, Source to Pay, Design to Operate, and Lead to Cash – are supported by our products.

The most prominent building blocks of our product portfolio are:

SAP S/4HANA Cloud provides modular cloud ERP in the areas of finance, supply chain, and sustainability among others – and can enable customers to adjust and adopt business process and business models.

SAP SuccessFactors Human Experience Management (HXM) Suite provides cloud-based solutions, such as a human resources management system (HRMS) for core HR and payroll, talent management, employee experience management, and people analytics, by aiming to create differentiated employee experiences across the employee lifecycle.

Our intelligent spend management applications aim to provide a more unified view of a customer’s spending to reduce costs, mitigate risks, improve collaboration, and make sure every spend decision is aligned with the business strategy.

Our SAP Customer Experience solutions deliver a personalized view across customers and business partners, connecting the front- and back office with solutions spanning from the point of sale, to manufacturing, to logistics, customer experience, and returns management.

SAP Business Technology Platform (SAP BTP) is a business-centric and open platform that enables customers and partners to extend and customize SAP applications in a cloud-native way. It allows shared data and insights, AI-powered experiences, as well as partner solutions and customer-led customizations. Specifically, it provides capabilities in four key areas: database and data management; analytics and planning; application development and integration; and intelligent technologies such as AI, all bundled into one platform offering.

SAP’s Industry Cloud provides the opportunity for SAP and our partners to extend our core with modular solutions addressing industry-specific functions, built on SAP BTP.

SAP Business Network is a network of enterprises. The interactive community helps enable companies to extend their ecosystem, react to supply chain disruptions, discover new trading partners, and find new opportunities, all through a unified, role-based experience.

Our business process intelligence (BPI) application portfolio, which has been significantly expanded with the integration of Signavio solutions, helps our customers enable their business transformations. We support analysis of current processes, benchmarking against best practices, and reconfiguring current processes towards future processes.

Our sustainability management solutions empower customers to integrate sustainability into their business processes – from ethical sourcing and inclusive hiring to visibility into and management of a company’s overall ecological footprint. The solutions aim to help our customers minimize carbon emissions, reduce waste through responsible supply chain management, and enable diversity across all business practices.

For more information about the products and solutions offered as part of our strategy framework, see the Products, Research & Development, and Services section.

Compelling Value Propositions and Customer Centricity

Business Transformation: To achieve our strategy and deliver the best value to our stakeholders, we must execute against our goals with strong alignment across the company. To that end, we have established a Corporate Transformation Office to drive the end-to-end execution of our REINVENT strategy. This office unites experts with strong program management skills, deep content knowledge around major areas of SAP‘s transformation, as well as change and communications management.

Value Proposition: As we implement our strategy, we have introduced new initiatives and offerings including, for example, RISE with SAP. Launched in early 2021, RISE with SAP is our business transformation-as-a-service offering. We have also redesigned our ecosystem engagement model to create an attractive proposition for our partners in the cloud. A dedicated operating model demonstrates the integrated value of our solution areas across development, marketing and solution management, and go-to-market functions.

Customer Centricity: Achieving our growth ambitions requires us to put an unwavering focus on our customers. Therefore, we aim to provide the maximum Customer Lifetime Value, that is, the cumulative value that SAP provides to customers over the course of our relationship. To do so, SAP aims to deliver differentiated value across the customer relationship, from the first interaction to deployment and beyond.

Our People

We are working to ensure our people have the skills and resources they need to deliver on our strategy and overall ambitions. SAP’s global workforce of over 100,000 employees is key to the successful execution of our strategy.

For more information, see the Human Capital Resources section.

Our Business Model

Our business model, through which we implement our vision and strategy, can be summarized as follows:

We create value by identifying the business needs of our customers, then developing and delivering cloud solutions, services, and support addressing these needs. By proactively obtaining customer feedback on a quarterly basis, we strive to continuously improve our solutions, identify further business needs, and deliver enhanced value to our customers across the whole lifecycle thus increasing customer loyalty.

We derive revenue from fees charged to our customers for use of our cloud subscription solutions as well as licensing software. Support, consulting, development, training, and other services also contribute significant revenue.

For an overview of our product portfolio, see the Products, Research and Development, and Solutions section.

Subsidiaries, Acquisitions, and Joint Ventures

Subsidiaries

SAP SE is the parent company of the SAP Group. As at December 31, 2021, the SAP Group comprised 290 companies.

For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (G.9), Scope of Consolidation, Subsidiaries and Other Equity Investments.

Qualtrics IPO

On January 28, 2021, Qualtrics International Inc. issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). The IPO-related cash inflow amounted to €1,847 million and the initial value of non-controlling interests in net assets was €909 million.

On November 11, 2021, Qualtrics announced the closing of its public offering and issued an additional 4% of its shares, which reduced SAP’s ownership in Qualtrics to 74%. The offering-related cash inflow amounted to €1.0 billion and the corresponding value of non-controlling interests in net assets was €0.3 billion.

For more information about the Qualtrics acquisition and Qualtrics IPO, see Note (D.1), Business Combinations and Divestitures and Note (E.2) Total Equity.

Acquisitions

We continue to focus on organic investments in technology and innovations that ensure sustainable growth of our solution portfolio to drive our short-term, mid-term, and long-term ambitions. Additionally, we may make targeted acquisitions to complement our solution offerings and improve coverage in key strategic markets.

The acquisition of Signavio GmbH (“Signavio”), closed on March 5, 2021, and deepens SAP’s business process intelligence capabilities, which represent the process layer within the SAP portfolio. Solutions from Signavio augment the spectrum of business process management solutions offered by SAP by adding process modeling, process mining, and process management capabilities.

For more information about Signavio, see Note (D.1), Business Combinations and Divestitures.

On October 1, 2021 (after receipt of required regulatory approvals and satisfaction or waiver of other customary closing conditions), Qualtrics completed its previously announced acquisition of Clarabridge, Inc., a customer experience management software company headquartered in Reston, Virginia, in the United States.

For more information about Clarabridge, see Note (D.1), Business Combinations and Divestitures.

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition is expected to close in March 2022, following completion of customary closing conditions and regulatory approvals.

For more information about Taulia, see Note (G.8), Events After the Reporting Period.

Joint Ventures

To better support our customers in the financial services industry (FSI), SAP created a joint venture called SAP Fioneer, with German investment company Dediq GmbH. The aim of this joint venture is to build agile solutions for FSI using SAP technologies as a basis. SAP has contributed certain FSI-centric software solutions to SAP Fioneer in exchange for a minority share in the new entity. Some SAP employees transferred to the new entity. The transaction closed in September 2021.

For more information, see Note (D.1), Business Combinations and Divestitures.

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs that aspire to build industry-leading businesses through venture capital funds managed by Sapphire Ventures. Sapphire Ventures manages over US$8.8 billion (€7.8 billion) and has invested in more than 200 companies. Sapphire Ventures pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies in Europe, Israel, and the United States. In the second quarter of 2021, the Executive Board proposed, and the Supervisory Board consented to, the financing of a new Sapphire Ventures fund (“SAPPHIRE Ventures Fund VI”). SAP’s total volume committed for SAPPHIRE Ventures Fund VI is US$1.75 billion (€1.5 billion).

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

Outlook and Results for 2021

Strategic Objective	KPI	2021 Outlook*	2021 Results

	Cloud revenue**	€9.4 billion to €9.6 billion	€9.59 billion
Growth	Cloud and software revenue**	€23.8 billion to €24.2 billion	€24.41 billion
Profitability	Operating profit**	€8.1 billion to €8.3 billion	€8.41 billion
Customer Loyalty	Customer Net Promoter Score	5 to 10	10
Employee Engagement	Employee Engagement Index	84% to 86%	83%
Carbon Impact	Net carbon emissions	90 kt to 110 kt	110 kt

* The 2021 outlook was communicated in January 2021 and was updated in April, July, and October 2021. The 2021 outlook numbers above reflect the updated outlook from October 2021.

** Non-IFRS, at constant currencies

Note: A reconciliation of non-IFRS results to IFRS equivalents is available in the Performance Management System section.

Outlook for 2022

Strategic Objective	KPI	2021 Results	2022 Outlook

Growth	Cloud revenue	€9.42 billion	€11.55 billion to €11.85 billion[2]
	Cloud and software revenue	€24.08 billion	€25.0 billion to €25.5 billion[2]
Profitability	Operating profit	€8.23 billion1	€7.8 billion to €8.25 billion[1,2]
	Free cash flow	€5.05 billion	More than €4.5 billion
Customer Loyalty	Customer Net Promoter Score	10	11 to 15
Employee Engagement	Employee Engagement Index	83%	84% to 86%
Carbon Impact	Net carbon emissions	110 kt	70 kt

1 Non-IFRS

2 at constant currencies

Note: A reconciliation of non-IFRS results to IFRS equivalent is available in the Performance Management System section.

Ambitions for 2025

Strategic Objective	KPI	2025 Ambition

Growth	Cloud revenue	More than €22 billion
	Total revenue	More than €36 billion
Profitability	Operating profit[1]	More than €11.5 billion
	Free cash flow	Approximately €8 billion
Customer Loyalty	Customer Net Promoter Score	Steady increase
Employee Engagement	Employee Engagement Index	84% to 86%
Carbon Impact	Net carbon emissions	0 kt (from 2023 onward; net zero along our value chain by 2030)

1 Non-IFRS

Note: A reconciliation of non-IFRS results to IFRS equivalents is available in the Performance Management System section.

Seasonality

Our business has historically experienced the highest revenue in the fourth quarter of each year, primarily due to year-end capital purchases by customers. Such factors have resulted in 2021, 2020, and 2019 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the near future but to a smaller extent as less seasonal revenues will further increase their share of total revenues. Unlike our on-premise software revenues, our on-premise support revenues and cloud revenues are less subject to seasonality and thus help to reduce this effect. For more information about the development of our more predictable revenue in 2021, see Item 5. Operating and Financial Review and Prospects – Operating Results (IFRS). For more information about the expected development of our more predictable revenue, see Item 5. Operating and Financial Review and Prospects – Expected Developments.

Products, Research & Development, and Services

In 2021, we expanded on 2020’s REINVENT strategy to “REINVENT how the world runs as a network of intelligent, sustainable enterprises.” Our strategy was built on the following focus areas:

–      Helping customers become intelligent and sustainable enterprises

–      Creating a network of intelligent, sustainable enterprises

–      Enabling a sustainable world

The goal of our product and services portfolio is to deliver on this expanded vision.

For an overview of our strategy, see the Strategy section.

SAP S/4HANA Cloud

SAP S/4HANA is our ERP suite with intelligent technologies such as artificial intelligence (AI), machine learning, and advanced analytics. Running on SAP HANA, the suite combines automation and integrated business processes analytics and a role-based user experience. The suite provides software capabilities for finance, sales, service, procurement, manufacturing, and asset management, as well as research and development (R&D).

SAP offers a choice of SAP S/4HANA deployments – in the public cloud via software as a service (SaaS), in a private cloud or on premise as well as a combination in a hybrid deployment.

Launched in January 2021, RISE with SAP is our business-transformation-as-a-service offering that aims to support and accelerate customers in their transformation to an intelligent enterprise. It is a package of products and tools and includes SAP S/4HANA Cloud – either public or private deployment options; business process intelligence (BPI) solutions; migration tools and services including the SAP Readiness Check tool and the Custom Code Migration app; infrastructure provided by any hyperscaler or SAP data center; SAP Business Technology Platform (SAP BTP); and an SAP Business Network Starter Pack.

At SAPPHIRE NOW in 2021, we announced the availability of RISE with SAP transformation packages for specific industries that provide business transformation-as-a-service with five industry-tailored cloud solutions for retail, consumer products, automotive, utilities, and industrial machinery and components. RISE with SAP for Modular Cloud ERP, which includes ERP capabilities in different domains and lines of business (LoBs), namely procurement, human experience management (HXM), analytics, and governance, was also announced at our annual event.

Around 2,800 SAP S/4HANA customers were added in 2021, bringing the number of customers to approximately 18,800, up 18% year over year.

Human Experience Management

SAP solutions for human experience management (HXM) under the SAP SuccessFactors brand aim to increase the value of a workforce by developing, managing, engaging, and empowering people.

SAP SuccessFactors HXM Suite was designed to provide decision-makers with tools to identify and reduce unconscious bias from key people decisions such as hiring, calibration, and compensation. With embedded analytics throughout the suite, SAP SuccessFactors HXM solutions aim to enable organizations to visualize and forecast diversity trends, as well as track and measure progress against diversity, equity, and inclusion goals through custom reports, dashboards, and scorecards.

In 2021, we maintained a leadership position in the Gartner Magic Quadrant for Cloud HCM Suites for 1,000+ Employee Enterprises that we have been awarded for six consecutive years; the 2021 IDC MarketScape Reports for Talent Management for nine consecutive years; and the inaugural The Forrester Wave: Learning Management Systems and Experience Platforms report.

Intelligent Spend Management

SAP provides a comprehensive set of solutions for customers to better navigate spend management decisions aligned with corporate strategies. It brings together SAP’s intelligent spend management solutions including products branded under SAP Ariba, SAP Concur, and SAP Fieldglass as well as SAP Business Network. Our intelligent spend management solutions aim to address our customers’ end-to-end procurement, travel and expense, and external workforce needs with visibility across the entire supply chain.

At SAPPHIRE NOW, we introduced Verify, a new SAP Concur service that uses AI and machine learning to evaluate companies’ expense reports and identify anomalies.

Customer Experience

Our SAP Customer Experience solutions bring together customer data, machine learning technology, and microservices to support customer engagements across end-to-end processes in the areas of marketing, commerce, sales, and service. The focus for 2021 was maintaining leadership positions in various “magic quadrants” such as Gartner’s Magic Quadrant for Sales Force Automation with SAP Sales Cloud; Forrester Wave for Customer Identity and Access Management (CIAM) with SAP Customer Data Cloud (formerly Gigya); and Gartner Magic Quadrant for Personalization Engines for SAP Emarsys Customer Data platform.

SAP Business Technology Platform

SAP Business Technology Platform (SAP BTP) spans a comprehensive set of on-premise and cloud-native technologies and services that support SAP applications across four areas: database and data management; analytics; application development and integration; and AI and robotic process automation.

This platform aims to help our customers, partners, and internal development teams to store and manage data, derive insights, build, extend, and integrate applications, as well as optimize and automate business processes in and beyond SAP landscapes. Across technologies, SAP provides customers actionable use cases with prebuilt support and executable code that is ready to deploy.

As part of our multi-cloud strategy, we increased our global footprint of SAP BTP by adding to our regional presence in APJ and Europe. New points of presence include Microsoft Azure in Sydney as well as Amazon Web Services (EU Access) and Google Cloud Platform (GCP) in Frankfurt.

SAP Business Network

SAP officially launched SAP Business Network in June 2021, bringing together Ariba Network, SAP Logistics Network, and SAP Asset Intelligence Network with the aim to unify the points of interaction and integration across trading partners – from supplier collaboration to logistics coordination and traceability, to equipment usage and maintenance. The trading partner directory in SAP Business Network aims to provide trading partners with a view of their customer relationships and transactions on the network.

As part of our strategy to make SAP Business Network more open, SAP announced a partnership with Amazon Business in Q3/2021. This partnership aims to enable users to tap into millions of items listed on Amazon Business directly from within SAP Ariba solutions, as well as assist with compliance with corporate purchasing policies. With this partnership and technology integration, Amazon Business becomes a source of supply for Spot Buy, a capability within SAP Ariba solutions for users to purchase items from trusted suppliers.

Business Process Intelligence

Business process intelligence (BPI) solutions aim to help our customers analyze their operations, understand their process bottlenecks, and improve their business process landscape.

Our goal is to offer one integrated BPI portfolio, the SAP Signavio Business Process Management (BPM) Suite. The suite consists of branded SAP Signavio solutions and the SAP Process Insights solution with integration into application lifecycle management solutions SAP Solution Manager and SAP Cloud ALM. The suite aims to deliver business transformation capabilities for our customers and partners with quick time to insights and time to deploy. This portfolio is powered by SAP BTP capabilities such as workflow management, citizen automation, low-code/no-code, and intelligent robotic process automation. Acquisitions such as Signavio and the no-code platform SAP AppGyver contributed to this comprehensive business process transformation solution.

Released in September 2021, SAP Process Insights aims to help companies foster continuous improvements with performance views and process drilldowns, as well as recommendations and improvement actions.

With the SAP-wide initiative One Process Acceleration Layer (OPAL), we aim to create a primary resource for process repository, process simulation, process mining and analytics, process collaboration, and enterprise-wide dissemination.

Sustainable Business Solutions, Services, and Partnerships

As a key strategic pillar, sustainability is a topic that is covered across the various SAP product areas along emerging and maturing environmental, social, and governance (ESG) standards from organizations such as the World Economic Forum (WEF), the International Sustainability Standards Board (ISSB), the European Union (EU), and others. The goal of our sustainability management solutions is to enable customers to include sustainability as a new dimension into their business processes and operations. SAP offers solutions focusing on ESG reporting, climate change, circular economy, and social responsibility.

For more information, see Sustainable Solutions and Products in Use in the Energy and Emissions section.

Experience Management

Experience Management (XM) refers to both Qualtrics technology as well as the discipline of seeking out and closing the experience gaps across the four core areas of businesses – customer, product, employee, and brand. In 2021, Qualtrics acquired Clarabridge, adding omnichannel conversational analytics to Qualtrics XM Platform. The combination of SAP and Qualtrics’ respective offerings, as well as integration into our suite solutions aim to help organizations and governments bring real-time customer and employee sentiment to their travel and expense programs, vaccination efforts, and business and office reopening.

Industry Cloud

SAP’s industry cloud is an open innovation space for SAP and our partners to build solutions that make a difference to the core business of our customers. Industry cloud solutions extend the end-to-end processes of SAP S/4HANA, LoB cloud solutions, and SAP Business Network to enable our customers optimize and transform their core business.

Industry cloud solutions are built by SAP and partners in the cloud, giving our customers access to the innovation power of an entire ecosystem. The solutions are built on SAP BTP and can use its full spectrum of intelligent technologies and business services. We have an expanding portfolio and a growing ecosystem across all industries.

Ecosystem

SAP’s ecosystem consists of more than 22,500 partners worldwide in over 140 countries that build, sell, service, and run SAP solutions and technology. The introduction of SAP PartnerEdge Cloud Choice, flex model in 2021 offers greater flexibility for customers, partners, and SAP to support cloud adoption. Through emphasis on landing customers as well as fostering engagement, SAP and our partners have new opportunities in the midmarket and large enterprise segments. Our 2025 ambition is to develop a radically partner-centric approach in line with the wider SAP strategy.

Simplifying Partner and Customer Engagement Through RISE with SAP

From a services perspective, the RISE with SAP offering simplifies the engagement between SAP, ecosystem partners, and our customers. Aiming to support small and midsize business (SMB) partners, partner services for RISE with SAP are available for the enablement of their teams and offered in partner-led customer engagements. In line with this, SAP Learning Hub aims to support enabling and certificating SMB partners.

Services and Support

Complementing our software and technology offerings, SAP provides services and support to help customers continually realize business value from their SAP investment. Throughout the customer lifetime partnership, we aim to help customers as they implement and adopt new solutions in the cloud, move legacy solutions to the cloud, or transform their business.

Speeding Up the Adoption of SAP Solutions

The standardization and automation of our remote service delivery on the Intelligent Service Delivery Hub aims to assist customers with their adoption and improve delivery efficiency and quality. This is a new cloud-based service delivery and collaboration platform for customers, partners, and SAP to use throughout the customer engagement lifecycle. Embedded automation capabilities aim to enable automated quality checks, performance issue detection, and customer notification to mitigate potential issues that may arise.

Scaling RISE with SAP

To scale the RISE with SAP offering, the SAP Services and Support organization focused on the development of a comprehensive, full-lifecycle adoption methodology. The methodology goal is to drive successful customer adoption and provide clearly outlined deliverables throughout the engagement of each RISE journey in 30/60/90/120-day sprints. The activities during these sprints are closely aligned with the SAP Integrated Delivery Framework, which allows for seamless partner collaboration.

Supporting Business Transformation

To support our customers in getting started quickly and realizing their desired business transformation, a series of low-touch, fixed scope services were introduced to help customers detail, model, and design the business transformation based on our BPI portfolio.

Enabling Use of SAP BTP

To scale the delivery of the value of SAP BTP to our customers, all relevant service offerings and methods were adjusted to ensure the ability to use the platform in all service-related projects. To ensure easy integration across different solutions, a program was initiated to make integration-related content available to all customers and the developer community on SAP API Business Hub, the central catalog for integrations and extensions.

Starting Fast with Industry Cloud Solutions

Industry cloud-based services are now available. These services include industry-specific advisory services that aim to help discover and prioritize innovation opportunities and reimagine business processes with pre-defined templates and accelerators. These industry cloud-based services also include quick-start services to speed functional implementation and technical readiness.

Expanding Our Support Offerings

SAP continued to expand and scale the capabilities of our customers’ support experience, including the following ways:

–      A new version of Built-In Support, a product-embedded digital support assistant, was released.

–      SAP Cloud ALM has provided implementation and operation capabilities for cloud solutions which now includes solution monitoring, partner delivery content, and APIs, for a number of SAP solutions.

–      An engagement model was established where customers, through their Customer Success team at SAP, now have access to domain experts through newly formed Success Centers.

–      SAP Preferred Success now covers SAP S/4HANA Cloud, private edition and is available through the RISE with SAP offering.

–      SAP Learning System Access (previously called SAP Live Access) is now available as an integrated platform within SAP Learning Hub, edition for Preferred Success, providing access to live, preconfigured instances of SAP software to carry out class exercises, cross-train, and gain hands-on experience.

Simplifying Business Journeys

To accelerate the implementation of specific business scenarios, premium engagement services have been bundled into out-of-the box service plans, providing a prescribed implementation approach and road map broken down into phases with individual steps and timelines. Over 25 business scenarios are available.

Enhancing the SAP MaxAttention Program

The SAP MaxAttention program was expanded to enhance collaboration with customers. This includes continuing the launch of the Intelligent Enterprise institute to help customers explore the full potential of SAP products and solutions through thought leadership, think tanks, and unique events. Chapters have now been established in Berlin, London, and New York.

Investment in R&D

SAP’s strong commitment to R&D is reflected in our expenditures (see graphic below).

In 2021, our IFRS R&D ratio, reflecting R&D expenses as a portion of total operating expenses, increased by 0.9 percentage points (pp) to 22.4% (2020: 21.5%). Our non-IFRS R&D ratio increased by 2.0pp to 23.8% year over year (2020: 21.8%). At the end of 2021, our total full-time equivalent (FTE) headcount in development work was 32,244 (2020: 29,580). Measured in FTEs, our R&D headcount was 30% of total headcount (2020: 29%).

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

-      Translating, localizing, and testing products

-      Obtaining certification for products in different markets

-      Patent attorney services and fees

-      Consulting related to our product strategy

-      Professional development of our R&D workforce.

Patents

SAP actively seeks intellectual property protection for innovations and proprietary information. Our software innovations continue to strengthen our market position as a leader in business solutions and services. Our investment in R&D has resulted in numerous patents. As at December 31, 2021, SAP held a total of more than 11,605 (2020: 10,931) validated patents worldwide. Of these, 793 (2020: 897) were granted and validated in 2021.

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

SAP Global Security

Cloud solutions and services are increasingly important to many companies' daily operations. The COVID-19 pandemic has shown that digital solutions are critical to business resilience. As a result, digital transformation is accelerating and cybersecurity is now even more crucial to IT security professionals and business leaders, particularly in those enterprises that have moved their core processes to the cloud.

The SAP strategy is focused on helping customers transform into intelligent and sustainable enterprises. Our SAP Global Security (SGS) organization supports this journey with its goal of reducing risk and promoting regulatory compliance, and by aligning people, procedures, and technology to protect business processes and data. The organization embraces and encourages a security-minded culture that embeds security in our development and deployment processes and helps secure digital transformation.

SGS supports key stakeholders in our lines of business (LoBs), IT, and the presales organization in securing solutions, and drives operational excellence for security across the enterprise. To protect the organization’s data and assets and support high-quality risk management and reporting, SGS regularly reviews and adapts our security policies, standards, and frameworks.

Data Protection

With our global product and services portfolio, SAP aims to protect the rights of individuals involved and meet relevant local requirements when processing personal data. In addition, we strive to strengthen SAP’s reputation in the long term as a sustainable and trustworthy partner in the market. We have implemented safeguards to help protect the fundamental rights of everyone whose data is processed by SAP, whether they are customers, suppliers, partners, prospects, employees, or applicants.

We develop and pursue our global data protection and privacy strategy in accordance with our business strategy. Our global data protection and privacy strategy is to constantly monitor the global regulatory data protection compliance landscape, identify relevant stakeholders, and enable them to take necessary measures for their adoption. It is also designed to safeguard the processing of personal data. The strategy consists of four pillars to help meet compliance with applicable data protection laws and regulations. These pillars comprise the global data protection and privacy policy; mandatory global data protection and privacy training for employees; our global data protection and privacy coordinator network; and the global data protection management system – and are all aiming to ensure that we comply with applicable data protection laws.

Due Diligence for Security Topics

Governance

SGS is led by a chief security officer who reports directly to the SAP CEO. SGS divisions are responsible for areas such as product and application security, cyberdefense, operational security risk management, security compliance, executive protection, physical security, and a Trust Office that supports customers and partners with security-related issues.

The SAP Security Governance Model is designed to ensure executive engagement and facilitates shared responsibility in semiannual SAP Security Advisory Board and monthly Security Council meetings, as well as in biweekly updates to the Executive Board.

Our commitment to customers is to be open and transparent about security vulnerabilities. To ensure this, we work with several external stakeholder groups including SAP user groups for the Americas and for German-speaking countries.

Guidelines and Policies

The purpose of the SAP Global Security Policy is to provide governance and structure for an appropriate and effective level of information security within SAP and our affiliated businesses. Aligned with the overall SAP corporate strategy and vision, it details the management intent, expectations, and strategic goals and objectives for SAP security.

This policy provides high-level requirements for numerous security domains. These include, but are not limited to, access control, physical security, network security management, incident response, and acceptable use. These requirements apply to all SAP employees, our contractors, consultants, as well as external parties that are granted access to SAP information and information assets. SAP reviews the SAP Global Security Policy annually and enacts modifications as deemed appropriate and necessary to protect SAP and our own and our customers’ data and assets where new threats or vulnerabilities are identified.

All SAP employees are required to read and adhere to this internal policy. The SAP Security Policy Framework consists of several levels of security documents that support the requirements described in the policy. In addition, the different LoBs at SAP may have supporting policies, standards, procedures, and practices.

Due Diligence for Data Protection Topics

Governance

Within the scope of their responsibilities, our global data protection officer (DPO) monitors the compliance of activities involving the processing of personal data. The DPO reports to the SAP CFO. Within the Executive Board, the SAP CFO is responsible for compliance and enforcement of data protection and privacy. The DPO owns the SAP Global Data Protection and Privacy Policy that addresses SAP’s data protection governance, and regularly informs the CFO about the status of data protection compliance in the SAP Group.

To meet and ensure consistent security and data protection compliance, SAP has implemented a formal governance model that assigns clear responsibilities across the SAP Group. Upon request, the DPO attends steering committee meetings and reports on matters relevant to data protection to the Audit and Compliance Committee of the SAP Supervisory Board.

SAP has established a global network of data protection and privacy coordinators (DPPCs) across all SAP Group entities that process personal data. This DPPC network is aimed to ensure data protection and privacy compliance on a local level. Local DPPCs increase awareness by conducting local training. Where new data protection laws evolve, they also help the Data Protection and Privacy (DPP) team acting on behalf of the DPO identify and analyze them. If this requires compliance activities, they align with the affected LoBs and help drive the relevant implementation. Additional regional DPPCs further support and monitor changes to applicable laws. The DPPC network regularly engages with SAP’s government relations team to represent SAP’s interests in the legislative process. In this regard, SAP is participating in external working groups to help align industry-specific interests with respective governments.

Global data protection and privacy training is conducted globally every two years and mandatory for SAP employees. This training helps our workforce handle personal data with due care and in accordance with the law and to maintain compliance with data protection requirements in their work.

SAP has implemented a data protection management system (DPMS) for our organization. The DPMS is set according to the generally recognized standard for data protection management systems as defined in the British Standard BS 10012, which comprises the data protection requirements of the European Union (EU) General Data Protection Regulation (GDPR) since version 10012:2017. The DPMS covers almost all LoBs (excluding Qualtrics) and is planned to be implemented in all acquired companies as well. It is designed as a framework covering all aspects of data protection compliance of SAP organizations and employees. The DPMS is used as SAP standard methodology to ensure compliance with data protection legislation. The maintenance of the framework is subject to certification from the British Standards Institution that confirms data protection compliance annually.

Guidelines and Policies

The SAP Global Data Protection and Privacy Policy outlines a group-wide minimum standard for data protection-compliant processing of personal data. It defines requirements for business processes that involve personal data, and assigns clear responsibilities. The principles established by this policy take into account the requirements of the EU GDPR. They apply generally and globally to SAP Group affiliates. Additional data protection and privacy requirements, if applicable, are adopted on a local level as necessary. We actively monitor changes to applicable laws and regulations so that we can update our standards on an ongoing basis as necessary to meet data protection compliance. The policy was last updated in 2019.

How We Measure and Manage Our Performance

Security

Compliance processes at SAP adhere to trust-service criteria established by the American Institute of Certified Public Accountants (AICPA). Our security, availability, privacy, confidentiality, and processing integrity controls are designed to achieve the appropriate control objectives. In addition, independent, external auditing partners regularly conduct security compliance audits.

SAP discloses vulnerabilities on the second Tuesday of every month (“Patch Day”). This disclosure mechanism provides customers with authoritative, public information about SAP software vulnerabilities from SAP that can be integrated with their existing risk management processes and tools.

SAP strives to reduce risk by continuously improving our processes for detecting and remediating attacks and vulnerabilities. To that end, we:

-      Engage in approximately 130 internal and external audits across SAP globally

-      Monitor and support our cloud and IT units with 1,700 controls that are audited and tested for design and operating effectiveness

-      Offer service organization control (SOC) reports – such as SOC 1 Type II/ISAE 3402 and SOC 2 Type II/ISAE 3000 – to provide insights into the design and operating effectiveness of internal control systems implemented within cloud delivery units

-      Let external, internationally accredited auditors assess and certify our cloud services according to various reporting standards and ISO certifications, such as ISO 9001, ISO 27001, ISO 27017, ISO 27018, and ISO 22301, in addition to BS 10012

Data Protection

To help ensure necessary knowledge about data protection, global data protection and privacy training is mandatory for SAP employees. The latest training was rolled out in 2021 as per the two-year renewable cycle.

We monitor compliance of data protection-relevant procedures across SAP. We maintain a record of processing activities (“procedure enrollment tool”), in which procedures that process personal data must be documented. The record entries contain general information about the procedure according to defined criteria necessary to meet proper documentation. The record entries are reportable and regularly reviewed.

We also track the quality of our data protection compliance level based on the annual recertification of our DPMS by the British Standards Institution (BSI). SAP has been audited by the BSI annually and awarded certifications according to BS 10012 since 2011. The most recent certification is valid until 2022.

SAP's own quality standards and international regulations require careful selection and monitoring of subprocessors processing personal data on behalf of SAP and SAP customers. With the goal that all subprocessors meet protection and security requirements for the processing of personal data, SAP has implemented a subprocessor verification process. All of SAP's subprocessors (for example, suppliers, vendors, and partners) are subject to this process. The process comprises three main compliance criteria for data protection-relevant subprocessors: (i) contractual compliance; (ii) self-assessments based on a questionnaire including transfer impact assessments on international data transfers to third countries; and (iii) remote and/or on-site audits.

SAP respects the rights of the data subjects to obtain information as to whether or not personal data concerning them is being processed. All necessary information is made available to the data subjects within the framework of the privacy statements on the respective SAP Web sites.

In 2021, SAP experienced two significant incidents in processing personal data – on our own behalf – that were subject to GDPR only and were reported to the supervisory authorities.

Related Risks for SAP

For related risks, see the Risk Factors section, specifically the Cybersecurity and Security and Data Protection and Privacy subsections.

Customers

Vision and Strategy

Focusing on Customer Success

We aim to maximize the value our customers derive from their investment in and relationship with SAP at every touchpoint in their experience with us over the engagement lifecycle. Our focus on value and experience drives our customers’ success. Our customer-facing teams – across solutions, sales, services, customer engagement, ecosystem, and others – work together along an operating model that aims to harmonize internal processes with the goal of delivering improved outcomes for our customers.

Company-Wide Experience (XM) Program

To further address and improve on customer feedback through research conducted using Qualtrics solutions, we developed the Company-Wide Experience (XM) program. This is an example of a program we have implemented aiming to achieve a consistent end-to-end experience for our customers. This program includes standardizing experience initiatives and methodologies to help identify and improve experience gaps across SAP.

Due Diligence

Governance

The head of Customer Success leads customer-facing engagements across SAP’s business. The Chief Marketing & Solutions Officer leads the development of our solution value propositions to provide clarity on SAP’s core differentiators. The People & Operations Board area is responsible for conducting the Company-Wide XM program, including conducting the Customer Net Promoter Score (NPS) survey.

Guidelines and Policies

Numerous policies govern our relationships with our customers, including the Employee Code of Conduct, SAP Human Rights Commitment statement, and applicable General Terms and Conditions for our products.

How We Measure and Manage Our Performance

We use the Customer Net Promoter Score (NPS) as a feedback mechanism to measure customer loyalty. This and other results from the customer survey allow us to directly understand what our customers are thinking and identify key pain points for action. Because of the importance of customers to SAP, Customer NPS is one of our main KPIs.

In 2021, our Customer NPS8 increased 6 points year over year to 10 (2020: 4), achieving the upper end of our target range of 5 to 10.

We aim to continue to increase our Customer NPS to a range of 11 to 15 points in 2022. Further, we want to see continuous improvements and increase the score steadily in the medium term.

Customer NPS is a KPI in Executive Board remuneration as part of the short-term incentive component.

For more information about the Customer NPS, see the Performance Management System section.

Related Risks for SAP

For related risks, see Sales and Services in the Risk Factors section.

[8]

As part of a multi-year harmonization process, the survey question used to measure NPS was adjusted in 2021. Therefore, the results may not be fully comparable. For more information, see the Performance Management System section.

Human Capital Resources

Vision and Strategy

People are at the heart of our organization. Aiming for a highly engaged, diverse, future-fit workforce equipped with the right skills helps SAP attract the best talent.

Interwoven with our product and go-to-market strategies, our People Strategy is centered around the employee journey and their experience. Just as we help our customers digitalize and simplify their processes, we strive to do the same for our employees by empowering them to bring value to our customers. We continue to evolve and execute along seven strategic pillars from 2020 that contribute to our business strategy and value generation. We summarize this value generation across three themes, powered by operational excellence to showcase Human Experience Management:

–      Building the Skills for the Future by attracting the best and most diverse talent and continuously up-/reskilling our people

–      Driving SAP’s Winning Culture by fostering a culture enabling and rewarding impact and business outcomes

–      Changing the Way We Lead by driving for accountability and empowerment, in a healthy, inclusive, and diverse environment

Due Diligence

Governance

Since January 1, 2021, Sabine Bendiek has served as Chief People Officer and Labor Relations Director and led our HR organization. On July 1, 2021, she also became Chief Operating Officer and has since been responsible for the Executive Board area People & Operations as Chief People & Operating Officer.

To best support our People Strategy, we reshaped our HR organization in 2021 and it now includes the following functional areas: a newly introduced Future of Work team (including Global Health & Well-Being); Global Diversity & Inclusion; SAP Learning; Talent Attraction; and Total Rewards. In addition, Global People Success Services combines the HR Business Partner organization with Global HR Service Delivery.

Guidelines and Policies

SAP is committed to ensuring a fair and equal treatment of all employees in a sustainable manner. For that reason, we established comprehensive policies that guide us in our daily business. Examples are our Global Anti-Discrimination Policy and Global Health & Safety Policy.

How We Measure and Manage Our Performance

The impact of our people strategy is measured by seven KPIs.9 Five out of the seven KPIs are based on the results of our engagement survey program “#Unfiltered.”

With #Unfiltered, we strengthen our commitment to listen regularly to our employees and act together on their feedback. In 2021, we defined strategy, health and well-being, and equality as areas where we increased our focus. We gauged the sentiment on these topics, as well as employee engagement and leadership trust, twice over the year. The average scores from both data collections were used as the full-year Employee Engagement Index and Leadership Trust Net Promoter Score (NPS).

The Employee Engagement Index10 decreased to 83% (–3 pp compared to 2020) and is slightly below our target range. For 2022 through 2025, our ambition remains to keep the Employee Engagement Index score between 84% and 86%. Our Leadership Trust NPS reached an all-time high of 67 in 2021 (2020: 62) since its introduction in 2013. For more information about the measurement of leadership trust, see the Performance Management System section.

We measure the progress of individual employee and organizational health through the Business Health Culture Index11 (BHCI). In 2021, the BHCI was 81% (2020: 80%) and exceeded the upper end of our target range. For 2022 through 2025, our ambition remains to keep the BHCI between 78% and 80%. We continuously monitor our innovation culture and simplification of processes. We adjusted the composition of both indices to better reflect the dimensions we would like to improve, even though we consider the scores comparable. In 2021, we achieved a very strong Innovation Culture Index12 of 89% (last measured in 2019 based on different survey questions and reported as an Innovation Score of 79%). After a slight dip in 2020 (58%), the Simplification of Processes Index13 rebounded to 66% in 2021, indicating that our investments in this area took effect.

In addition, we measured a Retention Rate of 92.8% (2020: 95.3%). We define retention as the ratio of the average number of employees, minus employees who voluntarily departed (excluding restructuring-related terminations), to the average number of employees (in full-time equivalents or FTEs). The rate of Women in Management14 increased to 28.3% compared to 27.5% in 2020. Through 2022, our ambition remains to increase the rate of women in management to 30%.

9	In the Human Capital Resources section, the metrics Employee Retention, External Hires, Female External Hires, Headcount, Women in Management, and Women in Workforce include Qualtrics data. All other metrics are reported excluding Qualtrics.
10	We define employee engagement as an index score of five items measuring the satisfaction and commitment of our employees, how proud they are of our company, and how strongly they identify with SAP.
11	The index covers questions concerning how employees rate their personal well-being and the working conditions at SAP, including our leadership culture.
12	The index consists of four items showing to what extent employees feel encouraged and supported to innovate.
13	The index consists of seven items showing ease of understanding and use of our processes at SAP.
14	This includes manager managing teams, manager managing managers, Executive Board members.

Our Key People-Related KPIs at a Glance

Below is an overview of how we put the three themes of our people strategy and overall KPIs into practice.

Building the Skills for the Future

Attracting, hiring, and onboarding the best and most diverse talent is key for the future success of SAP. After a unique 2020 shaped by the global pandemic, in 2021, we saw a significantly increased competition for talent all over the globe. Our refreshed employer value proposition – including a stronger focus on “Early Talents” (defined as hires with 0–3 years of experience in a professional setting hired into professional roles15) and innovation – is key to us attracting people with the right fit.

Despite ongoing challenges due to the pandemic, we were still able to make advancements in building a highly inclusive workforce across various demographic aspects (among others, e.g. generations, gender, nationalities). Overall, we externally hired 13,854 (2020: 8,486) employees, of whom 33.1% (2020: 29.4%) were Early Talents and 38.1% (2020: 35.5%) women.

We strive to position SAP as a talent magnet. SAP has earned 160 (2020: 125) employer recognitions, most notably the World’s Best Workplaces by Great Place to Work, World’s Most Attractive Employer by Universum and LinkedIn Talent Award – Best Employer Brand by LinkedIn. Additionally, we worked closely with more than 2,700 academic institutions on events, executive lectures, office visits, competitions, student club sponsorships, and workshops to attract students and graduates. Our universal SAP Internship Experience Program has continued to expand and now exists in 22 countries with a total of 1,461 (2020: 597) participants around the world. In 2021, more than 1,200 students were enrolled in SAP’s vocational training program (in Australia, Brazil, China, Germany, Hungary, India, Ireland, Japan, New Zealand, Singapore, South Korea, Switzerland, and the United States). The conversion rate (number of students who stayed with SAP after completing their dual studies) for vocational training students was 75% in 2021 (2020: 67%).

The average tenure remained at the same high level (2021: 8.0 years; 2020: 7.6 years).

Even when employees leave SAP, it is important that we stay connected. Our SAP Alumni Network offers a program to keep our former colleagues connected and foster a trusted network for the benefit of SAP and our ecosystem. In 2021, our alumni community included 14,909 former (2020: 9,096) and 4,379 current (2020: 4,082) SAP employees.

As part of our strategic pillar "building the skills for the future," we focus on our skill transformation. SAP expects a shift in current skills that will cease to exist and new capabilities that will be needed in the future. In some cases, this shift is predictable, while in others it will require an adaptive workforce management approach focusing on continuous skill transformation to ensure our people are equipped to support future work requirements.

At SAP, learning mainly happens on the job, through interactions with colleagues and formal learning activities. Self-paced online programs and live interactive training, including courses for technical, functional, and professional skills, are open to all employees. Our peer-to-peer learning portfolio encompasses coaching, mentoring, job shadowing, and facilitation opportunities. In 2021, 97% of our employees participated in learning and logged more than three million hours of trackable learning. Additionally, 22,574 of our employees went through targeted upskilling programs tied to SAP’s cloud journey.

The successful delivery of our strategy also requires a robust succession management process. Therefore, in 2021, we launched a systematic approach focusing on our most critical and highest value-generating roles. It incorporates a clearly defined succession pipeline and targeted development and exposure for incumbents and successors to these roles.

15	In 2021, we adjusted the definition of Early Talents In the past, the term referred to external hires of graduates with up to two years' professional experience post graduation.

Driving SAP’s Winning Culture

With our next-generation performance management approach, we aim to establish a high-performance culture, by linking business goals to the impact of individuals and teams with development opportunities and meaningful reward packages. Smart and transparent goal-setting approaches and continuous review processes, as well as equitable, competitive, and differentiated compensation structures, are a necessary foundation to drive high performance.

It is critical that our employees see the link between their individual contribution and SAP's future success. Early in 2021, SAP’s top leadership set goals for their organization and made them visible to all employees. During a newly established “People Day,” all employees at SAP were given time to reflect on SAP’s strategy and connect their goals and development to our direction. During “SAP Talk” dialogues, goals are set and viewed by the employees together with their managers.

To strengthen the link between employees’ compensation and SAP’s corporate success, we also increased our investment in Move SAP, our long-term share-based incentive plan that rewards employees who provide a significant impact to SAP’s business success. Another model component of our equity offering is Own SAP, a global share purchase plan, where 78% of our employees overall participated with an investment of 5,655,937 shares.

For more information, see the Notes to the Consolidated Financial Statements, Note (B.3).

Furthermore, in 2021, we also launched an equity-based COVID-19 Recognition Plan for all non-executive employees to recognize their resilience and commitment to business continuity during this difficult period.

Changing the Way We Lead

Strong, future-oriented leadership is key for successfully executing our strategy and becoming more agile, ethical, inclusive, and accountable. To guide our leaders, support their development, and move our organization forward in our journey to the cloud, we began the rollout in 2021 of a refreshed leadership culture and credo: “Do what’s right. Make SAP better for generations to come.” This empowers our leaders to make decisions and holds them accountable while focusing on the future of SAP. Our leadership culture is reinforced by traditional, peer, and experiential learning journeys. These journeys focus on building management, leadership, and cloud skills to promote a shared understanding and reinforce leadership behavior and accountability.

In 2021, we focused on a more consistent enablement of our people managers. We scaled the delivery of our flagship leadership programs, and focused on training on psychological safety across our organization. We report that 29.4% of SAP’s people managers have completed these leadership development training sessions.

In addition to our new leadership culture, one further strategic pillar is to pursue an agile, entrepreneurial, healthy, and innovative organization. With the COVID-19 pandemic already into a second year, our environment is changing at an increasing pace and the needs of our customers are shifting quickly. To deliver our business ambitions in this environment, SAP will continue to evolve our organization toward greater agility and innovation. It is our ambition to foster a culture that enables people to run at their best, by providing innovative health and well-being programs and solutions.

Future of Work: In June, the Executive Board announced “Pledge to Flex,” an SAP-wide commitment that empowers our employees to choose when and where to work best as their roles and tasks allow. Flexibility at work is considered a critical factor to attract and retain talent in the tech industry; Pledge to Flex also strengthens SAP’s employer brand. The local implementation of flex work along aligned guidelines and country-specific legal regulations is essential to providing an engaging and collaborative working environment. These activities are complemented by efforts to leverage advanced technologies and new facility concepts in frontrunner locations such as Dublin/Galway, London, Montréal, and Zurich.

Health and Well-Being: When people are healthy, respected, and cared for, it results in greater productivity, engagement, innovation, and customer satisfaction. The global pandemic has enforced changes to societal living that are resulting in increasing trends of mental health challenges and sedentary lifestyles. Listening to employees’ feedback in the #Unfiltered survey, we have enhanced health offerings that support a healthy workplace and work culture.

In 2021, SAP’s Global Pandemic Taskforce continued to coordinate and adjust countermeasures against the pandemic around the globe, utilizing employee feedback based on regular remote pulse checks on how employees experience their individual situation. Another focus was on COVID-19 Vaccination Programs in many SAP locations, where we offered vaccinations free of charge to SAP employees, their dependents, and, in some instances, to the general public.

Seeing the need for employees to unplug, April 27, 2021, was dedicated as Mental Health Day, a company-sponsored global vacation day for all employees. SAP provided the opportunity for all employees to take the time off for themselves and their families.

In addition, SAP participates in the Healthy Workplaces Lighten the Load campaign by the European Agency for Safety and Health at Work, which enables leaders and employees to discover new ways to lighten the load of life’s stressors by fostering healthy working and lifestyle habits for good physical and mental health.

Innovation: In support of our entrepreneurial journey, SAP.iO accelerates, incubates, and scales startup innovation and explores new business models for SAP. In 2021, the SAP.iO intrapreneurship program continued to help identify high-potential entrepreneurial employees at SAP and was able to jump-start 275 venture ideas, seeking investment by the SAP.iO Venture Studio.

Another initiative to foster innovation is the prestigious Hasso Plattner Founders’ Award. It provides the highest internal employee recognition at SAP, based on the three categories: Go-To-Market, Operational Excellence, and Products and Technology. For 2021, the awards went to “Support Assistant: Delighting Customers by Solving Issues Faster” (Go-To-Market); “Cloud Health Score Based on Machine Learning” (Operational Excellence); and “SAP Information Collaboration Hub for Life Sciences” (Products and Technology). Winners were chosen from 192 nominations, with a total of 1,260 employees participating from 42 countries.

At SAP, we are always striving for inclusion and reflecting the diversity of society. As a global organization with 161 nationalities in our workforce, our aspiration is that SAP’s employees mirror the diversity in society that includes the gender parity and demographics of all of the regions where we have employees. With our Diversity and Inclusion Strategy, we set our long-term focus to ensure we cover critical areas such as providing inclusive career journeys, creating a culture of inclusive collaboration, and improving our diverse ecosystem through supplier diversity efforts, an inclusive language campaign, and accessibility efforts.

Gender inclusion, advancement, and equality: Currently, SAP’s representation of women in the overall workforce is 34.3% (2020: 33.6%), with the representation of women in management roles at 28.3% (2020: 27.5%). We continue to advance workplace equity through promoting inclusive policies on flexible work arrangements, enhanced parental leave benefits, and a focus on fair pay. We are present in the Bloomberg Gender-Equality Index in 2019, 2020, and again in 2021, confirming our commitment to gender equity.

Autism inclusion: The Autism at Work program supports a workforce that includes 217 colleagues on the autism spectrum in 16 countries. The Autism Inclusion Network is an employee-led network group focused on spreading autism acceptance. The SAP Autism Inclusion Pledge extends SAP’s autism inclusion endeavors by sharing what we have learned with our customer and partner ecosystem.

Race and ethnicity: Back in 2016, SAP identified challenges with underrepresentation of Black, African American, Latinx, and Native American employees in the workforce. We created reporting to track our progress toward a better representation in accordance with required regulations in different countries and in line with our diversity and inclusion objectives. Among many efforts across the globe, this included the establishment of a new goal kicked off in 2020 to double the share of Black and African American employees in the workforce in the United States within the next three years. Built on the “Equality for All” initiative by the Human Rights Campaign, SAP supported the Spotlight Black Businesses program to showcase and promote small Black-owned businesses and introduce them to new audiences.

LGBTQ+ inclusion: SAP was among the first supporters of the United Nations Global LGBTI Standards of Conduct for Business and has been named again the Top #1 employer in Germany’s Pride Index. SAP has also been recognized by organizations including the Human Rights Campaign in the United States, the Pride Business Forum in the Czech Republic, and the Swiss LGBTI Label for our inclusion efforts. The employee-driven Pride@SAP LGBTQ+ network also celebrated its 20th anniversary in 2021.

In addition, SAP supports numerous global Employee Network Groups that offer activities and events from which SAP can help attract and retain people from diverse backgrounds.

Accessibility: SAP is designing a work experience where all employees feel that they belong and can contribute to a culture of equality and inclusion. A major component of this effort is creating accessibility in the workplace that removes barriers for differently abled persons. New technologies, such as eye-tracking are in our focus and will be continuously evaluated and implemented.

Pushing Operational Excellence and Showcasing Human Experience Management to Customers

Delivering engaging experiences for SAP’s customers starts with our own workforce. A continued emphasis on operational excellence and experience management is key to delivering our human experience management (HXM) solutions and services efficiently, with both empathy and compliance.

SAP runs SAP SuccessFactors-branded solutions as our global software to manage people data. Additionally, the adoption of Qualtrics solutions integrated with SAP SuccessFactors solutions enables us to determine ways to improve the experience of our candidates and employees along the employee journey. Such data insights are the fuel to leverage intelligent technologies such as SAP Conversational AI services on our SAP Careers site along with Brilliant Hire by SAP as a skills and interest-based matching engine for candidates to receive job recommendations from SAP. Our internal HR chatbot provides instant responses to HR-related questions to all SAP employees around the world, 24x7. Machine learning capabilities are leveraged to analyze the skills needed for the future, based on external and internal data sources to provide a decision framework for hiring and learning programs.

Related Risks for SAP

No material risks were identified through our framework which is detailed in the Risk Factors section.

Energy and Emissions

Vision and Strategy

To bring SAP’s purpose of “helping the world run better and improving people’s lives” to life, our sustainability activities and programs are aimed at creating positive economic, environmental, and social impact within planetary boundaries. In light of the aggravating climate change impacts and other intensifying global challenges, such as biodiversity loss and population growth, climate action has been put at the top of SAP’s corporate sustainability agenda – which was also reconfirmed by the latest conducted materiality analysis.

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

Due Diligence

Governance

The Executive Board sponsor for sustainability, including climate action, is the SAP CFO. The responsibility for driving SAP’s holistic, cross-company sustainability agenda is shared between the core sustainability team and the Sustainability Council, which are both chaired and led by the chief sustainability officer (CSO). The CSO’s team coordinates SAP's response to climate change (including assessing and managing climate-related risks through a quarterly risk review, setting reduction targets, measuring and monitoring carbon emissions on a quarterly basis, and embedding sustainability-related initiatives across SAP), while it is the Council members’ responsibility to integrate sustainability into the core business of their particular Board area, measure and report on their Board areas’ progress, act as an ethical advisory board for the Company, and communicate with internal and external audiences on the business relevance of the topic. This happens in close cooperation with various other departments such as the global procurement organization, which aims to ensure that the Company purchases energy-efficient, sustainable products and services. The global facilities management team designs and operates our facilities based on robust environmental standards such as ISO 14001. Our global cloud services organization considers the optimization of the energy consumption in our data centers, while SAP’s IT operations personnel is encouraged to use IT equipment and business software responsibly.

To be able to innovate and embed sustainability further, we regularly engage externally with various stakeholder groups such as non-governmental organizations (NGOs), non-profit organizations (NPOs), and academia. This notably includes an external sustainability advisory panel comprised of expert representatives from our customers, investors, partners, NGOs, and academia, which provide us with valuable outside-in feedback and advice.

Guidelines and Policies

Our global environmental policy provides the core framework for how we manage our environmental impact – in our own operations and with our customers. Updated regularly and approved by the CFO, this policy guides our efforts to reduce our ecological footprint, provide environmental performance transparency, and demonstrate sustainable leadership through transformational strategies. In addition, it helps us to comply with internationally recognized sustainability standards as well as stakeholder expectations, primarily those of customers, investors, and employees.

How We Measure and Manage Our Performance

Our Targets

In 2017, we set our leading environmental target of making our operations carbon neutral by 2025. However, to consider the impact of the COVID-19 pandemic on our carbon emissions, to strive toward a role model position in sustainability, and to maintain our ambition level, we decided to revise and accelerate our carbon neutral target: We now aim to become carbon neutral in our own operations by 2023 – two years earlier than what we had aimed for thus far.

This target refers to our total net carbon emissions, which are calculated by deducting purchased renewable energy certificates, self-generated renewable energy, and carbon offsets from our gross carbon emissions in the respective reporting period. Our carbon neutral target includes all direct and indirect emissions from running our business (Scope 1 and Scope 2)16 as well as a selected subset of indirect emissions from our value chain (Scope 3).17 This objective is key to reducing SAP’s own environmental footprint and to combatting climate change – one important step towards contributing to SAP’s overarching purpose.

To achieve our carbon neutral target and to track its progress, we have derived annual targets for our internal operational steering. Since the beginning of 2020, these annual targets have been integrated in the Executive Board’s short-term performance-based compensation.

Since 2017, we have complied with the requirements of the Science Based Targets initiative (SBTi) and are committed to reducing emissions by 85% by 2050 compared to the base-year level 2016, including our entire Scope 3 value chain emissions such as our products-in-use emissions at our customers. Confirmed by the SBTi in a 2019 reassessment, this target reflects the level of decarbonization required to keep the global temperature increase below 1.5 degrees Celsius compared to preindustrial temperatures. However, to meet a net-zero future, in 2022 we aim to further accelerate our climate ambitions by committing to achieve net zero across our entire value chain by 2030 in alignment with the SBTi Net-Zero Standard - 20 years earlier than originally planned.

Performance and Measures to Progress

As a result of the ongoing COVID-19 pandemic, as well as the introduction of a more flexible working model at SAP, carbon-intensive business activities, in particular business travel-related activities, increased moderately during the year, but remained at a low level overall. As a result, our carbon emissions have continued to decrease. Even though our employee headcount increased by 4.9%, our net carbon emissions dropped to 110 kilotons18 (kt), representing a year-over-year decrease of 18.5% (2020: 135 kt). In July 2021, we had already reduced our carbon emissions outlook for 2021 from 145 kt to a range of 90 kt to 110 kt to reflect the expected impact of the COVID-19 pandemic on SAP’s business results.

16	Scope 1 includes: Stationary Combustion and Refrigerants in Facilities, Mobile Combustion and Refrigerants in Corporate Cars, Mobile Combustion in Corporate Jets. Scope 2 includes: Electricity in Offices, Electricity in Data Centers, Purchases of Chilled and Hot Water, Steam.
17	Scope 3 includes: Rental Cars, Business Flights, Train Travel, Business Trips with Private Cars, Employee Commuting, Electricity External Data Centers, Electricity Used by Hyperscale Services, and Logistics.
18	We report all our carbon emissions in CO2 equivalents (CO2e).

Due to the COVID-19 pandemic and SAP’s pledge to flexible, trust-based working styles, electricity consumption in our offices continued to be low as the majority of employees remained in a remote working model. Our total energy consumption19 remains lower than before the COVID-19 pandemic. However, in light of an increasing external data center electricity consumption (including hyperscale services), the total amount of energy consumption has slightly increased year over year.

Our focus on climate action has contributed to a cumulative cost avoidance of €743.5 million in the past three years. We achieved 55% of this cost avoidance in 2021. Cost avoidance is a financial key figure that indicates the financial benefits of SAP’s engagement in sustainability measures compared to a business-as-usual scenario where no sustainability measures have been implemented (base year: 2016).

To become carbon neutral even in times of ongoing growth in our business, we continue to drive our three-pillar strategy of “avoid – reduce – compensate.” In 2021, key initiatives following this approach included:

Facilities, Data Centers, and Renewable Electricity

To lead by example and continually improve the environmental footprint of its own operations, SAP has thus far implemented an environmental management system (EMS) at more than 50 sites in around 30 countries worldwide. The EMS is certified by the renowned ISO 14001:2015 standard and successfully maintained its certification in 2021. Its scope will be gradually increased from currently 77% to 100% of SAP’s major company-owned sites by 2025. To further increase our energy efficiency, selected sites such as SAP’s headquarters in Germany also operate an ISO 50001:2018-certified energy management system.

As more business moves to the cloud, data centers play an increasing key role in SAP providing solutions to our customers. Running solutions on SAP data centers and completing thousands of cloud solution transactions per day requires central processing units (CPUs), memory, storage, and cooling, and therefore electricity – which ultimately results in carbon emissions. This is why our internal data centers have become a primary focus of our carbon reduction efforts.

We have introduced initiatives to drive efficiency and innovation with respect to our buildings, data center operations, and infrastructure (such as the installment of new co-generation units and the replacement of old back-up batteries with more efficient lithium-ion batteries in the data centers in St. Leon-Rot, Germany). At our SAP headquarters in Germany and North America, we operate our own data centers with an efficient power usage effectiveness (PUE) of 1.38. The PUE is a ratio that describes the efficiency of a data center, with 1.0 being the ideal.

19	Before 2021, our total energy consumption graph covered direct energy consumption (Scope 1) and selected indirect energy consumption (Scope 2). In 2021, we added indirect energy consumption of our value chain (Scope 3) to all years shown.

In 2014, SAP strengthened the integration of our environmental strategy into our business strategy by creating a “green cloud” – running all data centers with 100% renewable electricity.20 This is one major step towards achieving carbon neutrality and upholding our commitment towards the RE100 initiative. The term “data center” refers to both SAP-owned and external data centers (co-location data centers and hyperscalers).

We realize our green cloud by using two strategic levers: On the one hand, by investing in very high-quality, EKOenergy-certified energy attribute certificates (EACs) 21 to foster renewable energy generation; and on the other hand, by producing renewable electricity in selective SAP locations worldwide through solar panels (such as Palo Alto, CA, in the United States, and Bangalore, India). Operating all our facilities and data centers with 100% renewable electricity allows us to compensate our entire electricity consumption-related emissions (2021: 219.5 kt). This is why customers can reduce their carbon emissions (Scope 3) by using our green cloud solutions and services.

Sustainable Solutions and Products in Use

The vast majority of our overall carbon emissions result from the use of our software. To address this, we have developed a downstream emissions strategy to help our customers, hardware providers, and others run greener operations. One of the most important ways we help our customers reduce their energy usage and emissions is by managing their SAP systems through cloud services provided by our carbon-neutral green cloud offerings. In addition, our SAP Cloud for Sustainable Enterprises offering bundles a broad portfolio of sustainability-related solutions, such as SAP Sustainability Control Tower, SAP Environment, Health, and Safety Management, and SAP Product Footprint Management, which enable our customers to collect, organize, and report financial and non-financial metrics or to manage their greenhouse gas footprint and resources, such as electricity, more efficiently.

SAP also works with customers to optimize their on-premise landscapes so that they consume less energy. We achieve this by helping them decommission legacy systems, archive unused data, consolidate business applications, and virtualize their system landscape. In 2021, we started to develop a carbon footprint sizing approach with the aim of enabling our customers to gain transparency on the carbon impact of their SAP applications that run in SAP’s internal and external data centers, answering the question of how much our customers can reduce their environmental footprint by running SAP solutions on SAP’s green cloud compared to a cloud that is not powered by 100% renewable electricity.

Corporate Cars and Commuting

Consumption of fuel for our company cars remains the single greatest contributor to our direct emissions (Scope 1). To counteract this emission source, SAP released a new commitment in Q4/2021. We aim to enhance our climate protection measures by transitioning our global car fleet to electric or zero-emission22 vehicles. From 2025 onwards, employees will no longer be able to order vehicles with internal combustion engines (ICEV) or plug-in hybrid electric vehicles (PHEV) as company cars. To ensure a carbon-neutral car fleet reflecting this new commitment, we continue to power all charging stations at SAP locations with 100% renewable electricity. We also continue and strengthen our incentive offers for our employees, for example:

-     In selected locations, we offer employees a subsidy to install a charging point at home which deploys the new SAP E-Mobility solution to ease billing of the consumed electricity for both car fleet managers and employees.

-     In Germany, we offer employees a battery subsidy that partially offsets the higher costs of an electric vehicle, and introduced “Charge at Home,” a program to reimburse the employee’s electricity costs for charging at home.

-     We continuously expand SAP’s global charging infrastructure (2021: >970 charging stations; 2020: >900 charging stations).

To generate a shift in alternative commuting habits, we continue to offer a company bike program in Germany, where employees can lease bicycles with the option of purchasing them after three years. In 2021, we expanded the mobility budget pilot to the whole of Germany to foster inter-/multimodal mobility. A pilot group of employees receives a monthly fixed mobility budget at their free disposal to use any mode of transport to commute to work or in their leisure time (bike, e-scooter, rental car, train, bus, and so on).

20	We also run all our SAP office facilities with 100% renewable electricity.
21	We formerly used the term „Renewable Energy Certificates” (RECs) to refer to Energy Attribute Certificates.
22	Zero emission vehicles refer to a vehicle that does not emit exhaust gas or other pollutants from the onboard source of power.

Carbon Offsets

To offset a share of our Scope 1 and Scope 3 emissions that cannot yet be avoided, we invest in different offset schemes with a strategic focus on nature-based solutions to compensate for these emissions (2021: 17.5 kt):

–      A key part of SAP’s carbon offsetting strategy is the long-term investment in the Livelihoods Carbon Funds (LCF). The funds finance much-needed climate action and sustainable development in developing countries through ecosystem restoration, agroforestry, biodiversity preservation, and clean energy projects. This has generated high-quality carbon offsets certified by internationally recognized and demanding standards (such as the Gold Standard) and improved people’s lives. In 2020, SAP committed to invest €3 million in the third LCF and an additional €0.6 million in the first LCF. Due to the strong impact of the COVID-19 pandemic on our carbon emissions, we did not require our financial contribution to the LCF to offset our emissions in 2021. Instead, we used an investment in a nature-based forest project to compensate our emissions, the majority of which was were caused by business flights.

–      In 2021, SAP made a US$2 million (€1.76 million)23 commitment to the LEAF (Lowering Emissions by Accelerating Forest finance) Coalition, a public-private initiative seeking to mobilize US$1 billion to protect tropical forests in joint effort with national and subnational governments and local communities. LEAF issues emission reduction credits (ERCs) to its corporate partners that are verified and validated under the ART’s (Architecture for REDD+ Transactions) TREES standard (The REDD+ Environmental Excellence Standard) to ensure high-quality offsets. Due to the ongoing funding process, LEAF does not yet offer carbon offsets.

–      In addition to avoiding business flights by investing in virtual collaboration and communication technologies, we charge an internal carbon price for business flights in the majority of countries we travel from, to counterbalance the carbon emissions caused. Since 2016, we invest the collected internal air travel fees in high-quality carbon offsets (such as the Gold Standard) to support climate projects worldwide and compensate the adverse impact of necessary business flights. As a result, this measure has tangibly impacted our progress towards achieving our emission goals.

Investments in sustainable projects and the corresponding carbon offsets represent a unit of reduced, avoided, or removed greenhouse gas emissions.

Furthermore, SAP joined the 1t.org Corporate Alliance in 2021, which mobilizes business leaders to responsibly conserve, restore, and grow trees worldwide while pursuing 1.5 degrees Celsius science-based target. Restored and protected in the right places, trees and forests are invaluable in maintaining planetary stability, slowing climate change, safeguarding biodiversity, and providing critical ecosystem services to people around the world. Thus, SAP added the goal of planting 21 million trees by the end of 2025 to its comprehensive portfolio of climate measures and carbon-reducing innovations. This will help foster the much-needed transition to a nature-positive and net-zero future. Since 2012, SAP has helped to plant more than 12.2 million trees and is on track to reach its 2025 goal.

Related Risks for SAP

We have analyzed climate change risks and their potential impact on our largest office buildings, major data centers, and SAP’s workforce. Risk drivers were chosen based on the Intergovernmental Panel on Climate Change (IPCC) reports AR5 and SR15 (that is, rising sea levels, temperature extremes, and tropical storms). The risk assessment was performed in accordance with the SAP Global Risk Management Policy as outlined in the Risk Factors section. As part of our last analysis in 2019, no material risks have been identified potentially impacting our business operations, revenue, or expenditure.

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

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 455,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 155,000 square meters. In approximately 80 countries worldwide, we occupy roughly 1,785,000 square meters. The space in most locations other than our principal office in Germany is leased. We also own certain real properties in Newtown Square, Palo Alto, Provo and Colorado Springs (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK); Ra’anana (Israel); Sofia (Bulgaria) and a few other locations.

23	Exchange rate date: December 31, 2021.

The office and datacenter space we occupy includes approximately 360,000 square meters in the EMEA region, excluding Germany, approximately 420,000 square meters in North and Latin America, and approximately 395,000 square meters in the APJ Region.

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

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We are currently investing in the Flex Work readiness of our existing properties and where necessary we are undertaking construction activities to increase our capacity for future expansion of our business. We are also reviewing our portfolio to ensure that it covers the office space demands after COVID-19. Our significant construction activities are described below, under the heading “Principal Investments and Divestitures Currently in Progress.”

Investments

Principal Investments and Divestitures Currently in Progress

In 2021, we finalized various construction projects and continued and started new construction activities in several locations. We plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total	Costs Incurred as at	Estimated
			Cost	12/31/2021	Completion Date
Germany	Berlin	New office building for approx. 1,250 employees	50	3	November 2023
Germany	Munich	New office building for approx. 600 employees	94	15	September 2023
Germany	Walldorf	General renovation of headquarters building for approx. 1,500 employees	219	4	September 2026
Bulgaria	Sofia	New office building for approx. 1,200 employees[1]	54	46	March 2023
India	Bangalore	New office building for approx. 3,500 employees	86	0	December 2025
Japan	Tokyo	New office building for approx. 1,500 employees	29	1	August 2022

1	In Sofia we bought a building under construction and plan to complete it.

For more information about planned investment expenditures, see the Investment Goals section. There were no material divestitures of facilities within the reporting period.

Principal Investments and Divestitures for the Last Three Years

Our principal investments for property, plant, and equipment (other than from business combinations) amounted to €1,067 million in 2021 (2020: €1,006 million; 2019: €1,067 million). Principal investments in 2021 for property, plant, and equipment increased compared to 2020. Those investments decreased from 2019 to 2020. In 2021 and 2020 the investments relate primarily to replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers.

Our investments for intangible assets such as acquired technologies and customer relationships amounted to €622 million in 2021 compared to €314 million in 2020 (2019: €1,954 million). Our investments allocated to goodwill increased to €1,737 million in 2021 from €395 million in 2020 (2019: €5,014 million). The increase in 2021 was primarily due to the Clarabridge acquisition (by Qualtrics) and the Signavio acquisition. The decrease in 2020 mainly results from the Emarsys acquisition that was substantially smaller than the Qualtrics acquisition in 2019 (see Note (D.1) for additional information). For further details on investments related to acquisitions, see Notes (D.2) and (D.3) to our Consolidated Financial Statements.

For further information regarding the principal markets in which SAP conducts business, including a breakdown of total revenues by category of activity and geographic market for each of the last three years, see “Item 5. Operating and Financial Review and Prospects — Operating Results (IFRS)” of this report.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

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

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

-      the factors that we believe impacted our performance in 2021;

-      our outlook for 2021 compared to our 2021 actual performance (non-IFRS);

-      a discussion of our operating results for 2021 compared to 2020 and for 2020 compared to 2019;

-      the factors that we believe will impact our performance in 2022; and

-      our financial targets and prospects.

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors” and “Item 18. Financial Statements.”

Economy and the Market

According to the European Central Bank (ECB),(A) the global economy was on the road to recovery in 2021, with some advanced economies even returning to their pre-pandemic trajectories by year end. Overall, however, the recovery turned out to be less smooth than expected. Toward the end of the year, the ECB even revised its previous projections downward when the emergence of the Omicron variant of the coronavirus threatened to intensify the pandemic on a global scale.

Throughout 2021, rising commodity prices led to a buildup of inflationary pressures across the globe, reports the ECB. While the services sector benefitted from large economies reopening, supply bottlenecks interfered with the manufacturing sector in particular. In addition to pandemic uncertainties, these factors weighed on global economic activity, with the recovery lagging behind especially in emerging market economies.

In the EMEA region, after a technical recession at the start of the year, the euro area economy recovered moderately in 2021 thanks to robust domestic demand, and nearly reached its pre-pandemic level of output in the third quarter. However, economic activity in the euro area waned again over the final quarter of the year as some countries reintroduced tighter containment measures to cope with new pandemic waves. In central and eastern Europe, economic activity stabilized until the third quarter but slackened in the fourth, reflecting a significant deterioration of the epidemiological situation, persistent supply bottlenecks, and high energy prices. In Russia, rising global demand for oil and gas supported economic activity throughout 2021, while sharply increasing numbers of pandemic infections led to tighter containment measures toward the end of the year.

As for the Americas region, economic activity recovered in the United States, with subdued growth in the third quarter caused by a resurgence of pandemic infections. Over the year, consumer demand in the United States rotated toward services, which were not subject to supply bottlenecks. In Brazil, a tighter policy stance and limited fiscal space constrained economic activity in 2021, reports the ECB.

Concerning the APJ region, the ECB finds that the Japanese economy slowed until the third quarter in the face of supply bottlenecks and the pandemic resurgence. However, it rebounded in the fourth quarter when containment measures were eased, vaccinations progressed, and policy support continued. In China, on the other hand, economic activity decelerated in the second half of the year because of energy shortages, turmoil in the residential property sector, and renewed pandemic outbreaks.

The IT Market

“2021 represented times of uncertainty due to the global health crisis and the upending of traditional business practices, but it also fueled further growth in digital technology pivots and digital transformation.” This is how International Data Corporation (IDC), a U.S.-based market research firm, summarizes the reporting year.(B) “One notable impact of the COVID-19 pandemic is that many enterprises now recognize that their ability to build innovative digital products and services will determine whether they succeed or fail in the market. The imperative to develop innovative digital offerings is influencing an array of strategic decision making in the enterprise, including significant changes to business models, organizational models, distribution models, and revenue streams, says IDC.(C)

According to IDC, “adaptations and lessons learned from the COVID-19 pandemic are becoming permanent, requiring revised global business and operating models. Digital resilience approaches counter supply chain disruptions. Organizations are preparing for the return to office, the return to travel, new consumer spending patterns, the challenges of finding (higher-cost) talent, and the possible return of inflation in an environment of continued economic uncertainty. Innovation and digital resiliency become key to navigating ongoing disruption. During the pandemic, changes in behavior, consumption, and supply forced companies to adopt digital-led business and operating models that endure lockdowns, movement restrictions, social distancing, and more. Work from anywhere, connectivity, scalability, security, throughput, resiliency, and redefining internal processes for remote access will define the next normal.”(C)

IDC observed in addition that “companies that traditionally weren’t technology centric are now digitally transforming and adopting technology to run and support their businesses. As part of that transformation, many are rethinking their business models so they can offer differentiated and recurring services, which are harder to commoditize. Where companies once sold physical items, they are now reimaging their businesses to provide outcome-based recurring services.”(C)

Monitoring decarbonization initiatives turned out to be a key component of digital transformation in the reporting year. “Beyond just cost take out, organizations will increasingly be disrupting themselves by using lower carbon power sources and creating more sustainable operations to adhere to the numerous sustainability standards that fall under the environmental, social, and governance (ESG) umbrella. More than 40% of organizations surveyed by IDC worldwide have declared an intent to reduce CO2 in their products/services, while about 30% have implemented a CO2 monitoring solution and another 20% are currently developing a CO2 monitoring solution,” observed IDC.(B)

Sources:

(A)	European Central Bank, Economic Bulletin, Issue 8/2021, Publication Date: January 13, 2022 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202108.en.pdf)
(B)	IDC FutureScape: Worldwide Digital Transformation 2022 Predictions, Doc #US47115521, October 2021
(C)	IDC FutureScape: Worldwide Future of Digital Innovation 2022 Predictions, Doc #US47148621, October 2021

Impact on SAP

Businesses around the world increasingly used digital technologies and the cloud to transform the way they do business. Companies expressed the need for flexibility and adaptability as a response to supply chain disruptions and new regulatory restrictions. The strength and the execution of our strategy showed up on multiple fronts, for instance with strong growth in current cloud backlog and cloud revenues in particular that exceeded our expectations. High customer adoption was underpinned by strong demand for our cloud offerings. Furthermore, Customer NPS continued to increase, echoing our efforts toward stronger customer focus.

Performance Against Our Outlook for 2021 (Non-IFRS)

As in previous years, our 2021 operating profit-related goals and published outlook were based on our non-IFRS financial measures at constant currencies. For this reason, in the following section we discuss performance against our outlook only in terms of non-IFRS numbers (at constant currencies) derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of the International Financial Reporting Standards (IFRS), so the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2021 (Non-IFRS)

The initial outlook for 2021, updated on April 13, 2021 (for more information, see the table “Comparison of Outlook and Results for 2021”), reflected the strong new cloud business performance, which was expected to reaccelerate cloud revenue growth, while software licenses revenue was expected to decline for the full year as more customers turned to the RISE with SAP subscription offering. This outlook also continued to assume that the COVID-19 pandemic would begin to recede as vaccine programs rolled out globally, leading to a gradually improving global demand environment in the second half of 2021. In this context, we predicted cloud revenue to range between €9.2 billion and €9.5 billion, and cloud and software revenue to range between €23.4 billion and €23.8 billion, with more predictable revenue anticipated to make up 75% of this result. Furthermore, we expected operating profit (non-IFRS) to range between €7.8 billion and €8.2 billion. We expected a full-year 2021 effective tax rate (IFRS) of 27.5% to 28.5% (2020: 26.8%) and an effective tax rate (non-IFRS) of 24.5% to 25.5% (2020: 26.5%). In April 2021, we adjusted our outlook for the effective tax rate (IFRS) to between 26.0% and 27.0% and for the effective tax rate (non-IFRS) to between 22.5% and 23.5%. The decrease in comparison to the previous outlook mainly resulted from changes in taxes for prior years and tax-exempt income. Under IFRS, these positive tax effects were partly compensated by changes in non-deductible expenses.

In July 2021, we adjusted our outlook for cloud revenue at constant currencies to range between €9.3 billion and €9.5 billion and for cloud and software revenue to range between €23.6 billion and €24.0 billion, resulting in a new projected non-IFRS operating profit of between €7.95 billion and €8.25 billion. We adjusted our outlook for the effective tax rate (IFRS) to between 21.5% and 23.0% and for the effective tax rate (non-IFRS) to between 20.0% and 21.5%. The decrease in comparison to the previous outlook mainly resulted from changes in tax-exempt income.

In our quarterly statement published on October 21, 2021, we raised our outlook again to further reflect the strong business performance. This outlook likewise continued to assume that the COVID-19 pandemic would continue to recede as vaccine programs rolled out globally.

We adjusted our projection for cloud revenue upward to range between €9.4 billion and €9.6 billion, which represented a growth rate of 16% to 19% at constant currencies. In addition, the Company then anticipated cloud and software revenue of between €23.8 billion and €24.2 billion. This range represented a growth rate of 2% to 4% at constant currencies. Furthermore, we projected the share of more predictable revenue to reach approximately 75%. We also set a target range of €8.1 billion to €8.3 billion for our operating profit, which represented a decrease of 2% to flat at constant currencies. We expected a full-year 2021 effective tax rate (IFRS) of 21.0% to 22.0% and an effective tax rate (non-IFRS) of 20.0% to 21.0%. The decrease in comparison to the previous outlook mainly resulted from changes in tax-exempt income.

2021 Actual Revenue and Profit Performance Compared to Outlook (Non-IFRS)

On the cloud revenue side, we reached the upper end of the guidance, while our cloud and software revenue and our operating profit both exceeded the outlook adjusted in October 2021.

Comparison of Outlook and Results for 2021

		Outlook for 2021	Revised Outlook	Revised Outlook	Revised Outlook
	Results	(Integrated Report	for 2021	for 2021	for 2021	Results
	for 2020	2020)	(Q1 Quarterly Statement)	(Half-Year Report)	(Q3 Quarterly Statement)	for 2021
Cloud revenue	€8.09 billion	€9.1 billion	€9.2 billion	€9.3 billion	€9.4 billion	€9.59 billion
(non-IFRS, at constant currencies)		to €9.5 billion	to €9.5 billion	to €9.5 billion	to €9.6 billion
Cloud and software revenue	€23.23 billion	€23.3 billion	€23.4 billion	€23.6 billion	€23.8 billion	€24.41 billion
(non-IFRS, at constant currencies)		to €23.8 billion	to €23.8 billion	to €24.0 billion	to €24.2 billion
Operating profit	€8.29 billion	€7.8 billion	€7.8 billion	€7.95 billion	€8.1 billion	€8.41 billion
(non-IFRS, at constant currencies)		to €8.2 billion	to €8.2 billion	to €8.25 billion	to €8.3 billion
Share of predictable revenue	72%	75%	75%	75%	75%	75%
Effective tax rate (IFRS)	26.8%	27.5% to 28.5%	26.0% to 27.0%	21.5% to 23.0%	21.0% to 22.0%	21.5%
Effective tax rate (non-IFRS)	26.5%	24.5% to 25.5%	22.5% to 23.5%	20.0% to 21.5%	20.0% to 21.0%	20.0%

In a global economic situation that keeps being shaken by the COVID-19 pandemic, the demand for our solutions and services was higher than assumed in 2021, reflecting the strong business performance which is expected to continue to accelerate cloud revenue growth.

Our current cloud backlog (contractually committed cloud revenue that we expect to recognize over the upcoming 12 months) reached €9.01 billion at constant currencies (€9.45 billion at actual currencies; 2020: €7.15 billion). This was an increase of 26% (2020: 14%) on a constant currency basis.

At constant currencies, the resulting non-IFRS cloud revenue grew from €8.09 billion in 2020 to €9.59 billion in 2021, hitting the high end of our guidance range of €9.4 billion to €9.6 billion. That represented an increase of 19% at constant currencies.

Cloud and software revenue (non-IFRS) grew 5% at constant currencies to €24.41 billion (2020: €23.23 billion), and thus ended above our range forecasted for 2021 of €23.8 billion to €24.2 billion.

Thanks to the strong increase in cloud business described above, we were able to increase the share of more predictable revenue 3.3pp to 75% (2020: 72%). As such, our total revenue (non-IFRS) increased slightly despite a decline in the software license business, which is in line with our cloud transformation.

Total revenue (non-IFRS) on a constant currency basis grew 3% in 2021 to €28.23 billion (2020: €27.34 billion).

Operating expenses (non-IFRS) in 2021 on a constant currency basis increased 4% to €19.82 billion (2020: €19.06 billion).

Our expense base in 2021 was impacted by our transformation to a fast-growing cloud business. The cloud gross margin (non-IFRS) for 2021 was 69%, declining slightly in comparison with the previous year, despite the increase in cloud revenue. This decline was predominantly due to investments into our cloud delivery program.

The cloud gross margin (non-IFRS) on our intelligent spend management offerings improved 0.6pp on a constant currency basis, resulting in 80% for 2021 (2020: 79%).

The cloud gross margin (non-IFRS) on our infrastructure as a service (IaaS) cloud offerings saw a decline of 0.8pp for 2021 on a constant currency basis to achieve a cloud gross margin (non-IFRS) of 34% for the full year.

Profitability in our software as a service/platform as a service (SaaS/PaaS) excluding intelligent spend cloud offerings was 70% at constant currencies (non-IFRS) for 2021. Due to ongoing investments in the further development and harmonization in the operation of our various SaaS/PaaS offerings on a single platform, the gross margin declined 0.5pp.

Non-IFRS operating profit in 2021 was €8.41 billion on a constant currency basis (2020: €8.29 billion), reflecting an increase of 1%. As a result, we were able to surpass our excellent results from 2019 and 2020, despite our continued investment in our business transformation during the reporting year. The development of our operating profit was largely influenced by investment decisions in our innovation areas and growth markets. This, among other things, resulted in an increase of our overall headcount by 4,984 full-time equivalents or FTEs (4,071 thereof organically), primarily in research and development as well as in sales and marketing. Thus, non-IFRS operating profit on a constant currency basis amounting to €8.41 billion exceeded the top end of the target range (€8.1 billion to €8.3 billion).

We achieved an effective tax rate (IFRS) of 21.5% and an effective tax rate (non-IFRS) of 20.0%, which is in the middle of the adjusted outlook of 21.0% to 22.0% (IFRS) and at the lower end of the range of 20.0% to 21.0% (non-IFRS) we announced in October 2021.

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures.

Our 2021 Results Compared to Our 2020 Results (IFRS)

Revenue

Total revenue increased from €27,338 million in 2020 to €27,842 million in 2021, representing an increase of €504 million, or 2%.

Cloud and software revenue represented 86% of total revenue in 2021 (2020: 85%). Service revenue decreased 8% from €4,110 million in 2020 to €3,764 million in 2021, which was 14% of total revenue (2020: 15%).

For more information about our regional performance, see the Revenue by Region section.

Cloud revenue refers to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP or third parties engaged by SAP during the term of its contract with SAP. Software licenses revenue results from the fees earned from selling or licensing software to customers. Support revenue represents fees earned from providing customers with technical support services and unspecified software upgrades, updates, and enhancements. For more information about our revenue types, see the Notes to the Consolidated Financial Statements, Note (A.1).

Cloud and software revenue grew from €23,228 million in 2020 to €24,078 million in 2021, an increase of 4%.

Cloud revenue increased €1,337 million, or 17%, from €8,080 million in 2020 to €9,418 million in 2021. With continued lower transactional revenue, SAP Concur and SAP Fieldglass supplier business grew moderately, having an unfavorable impact on the cloud revenue growth. The current cloud backlog increased 32% to €9,447 million in 2021 (2020: €7,155 million).

Our software licenses revenue declined €393 million from €3,642 million in 2020 to €3,248 million in 2021.

The continued demand for SAP software helped us maintain a stable maintenance customer base for software support, resulting in software support revenue of €11,412 million in 2021 (2020: €11,506 million), the slight decline being driven by an accelerated transition to the cloud and unfavorable currency exchange rates. SAP Enterprise Support was the largest contributor to our software support revenue.

Software licenses and software support revenue decreased €488 million, or 3%, from €15,148 million in 2020 to €14,660 million in 2021.

We define more predictable revenue as the sum of our cloud revenue and our software support revenue. Our more predictable revenue increased from €19,586 million in 2020 to €20,829 million in 2021. This reflects a rise of 6%. More predictable revenue accounted for 75% of our total revenue in 2021 (2020: 72%), following the upward trend from prior years.

Services revenue combines revenue from consulting services, premium support services, and other services such as training services. Consulting services primarily relate to the implementation of our cloud and on-premise software products. Our premium support offering consists of high-end support services tailored to customer requirements.

Services revenue decreased €345 million, or 8%, from €4,110 million in 2020 to €3,764 million in 2021. The services revenue decline was predominantly caused by the divestiture of the SAP Digital Interconnect business in 2020. For more information, see Note (D.1). At the same time, the year-over-year revenue development continued to be negatively impacted by the lower consulting order entry generated in 2020 in the wake of COVID-19 pandemic uncertainties.

Consulting revenue and premium support revenue decreased €114 million, or 3%, from €3,408 million in 2020 to €3,294 million in 2021. In 2021, consulting and premium support revenue contributed 87% of the total services revenue (2020: 83%) and 12% of total revenue (2020: 12%).

Revenue from other services decreased €231 million, or 33%, to €471 million in 2021 (2020: €702 million), which was mainly caused by the divestiture of the SAP Digital Interconnect business.

For more information about the development of our Services segment, see the Segment Information section.

Revenue by Region

EMEA Region

In 2021, the EMEA region generated €12,589 million in revenue (2020: €12,067 million), which was 45% of total revenue (2020: 44%). Revenue in Germany increased 8% to €4,343 million (2020: €4,015 million). Germany contributed 34% (2020: 33%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Switzerland, and the United Kingdom.

Cloud and software revenue generated in the EMEA region totaled €10,931 million (2020: €10,364 million). That was 87% of all revenue from the region (2020: 86%). Cloud revenue in the EMEA region rose 27% to €3,308 million in 2021 (2020: €2,608 million). Software licenses and software support revenue decreased 2% to €7,624 million in 2021 (2020: €7,756 million).

Americas Region

In 2021, 39% of our total revenue was generated in the Americas region (2020: 41%). Total revenue in the Americas region decreased 1% to €10,969 million (2020: €11,106 million). Revenue in the United States decreased to €8,870 million (2020: €9,110 million), primarily driven by unfavorable changes in currency exchange rates. The United States contributed 81% (2020: 82%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue increased 5% to €2,099 million. Revenue in the remaining countries of the Americas region was generated primarily in Brazil, Canada, and Mexico.

Cloud and software revenue generated in the Americas region totaled €9,348 million (2020: €9,239 million). That was 85% of all revenue from the region (2020: 83%). Cloud revenue in the Americas region rose 10% to €4,894 million in 2021 (2020: €4,439 million). The United States, SAP’s largest market, contributed 83% of cloud revenue generated in the Americas region. Software licenses and software support revenue amounted to €4,455 million in 2021 (2020: €4,800 million).

APJ Region

In 2021, 15% of our total revenue was generated in the APJ region (2020: 15%). Total revenue in the APJ region increased 3% to €4,285 million (2020: €4,165 million). Despite the unfavorable currency development in Japan, revenue reached €1,301 million, nearly matching the previous year’s level of €1,305 million. Revenue from Japan accounted for 30% of all revenue generated in the APJ region (2020: 31%). In the remaining countries of the APJ region, revenue increased 4%. Revenue in the remaining countries of the APJ region was generated primarily in Australia, China, and India.

Cloud and software revenue in the APJ region totaled €3,798 million (2020: €3,625 million). That was 89% of all revenue from the region (2020: 87%). Cloud revenue in the APJ region rose 18% to €1,217 million in 2021 (2020: €1,033 million). Software licenses and software support revenue decreased from €2,592 million in 2020 to €2,582 million in 2021.

Operating Profit and Operating Margin

SAP continued to increase its cloud revenue in 2021. Total revenue increased significantly by 2% to €27,842 million (2020: €27,338 million), representing an increase of €504 million.

In 2021, our operating expenses increased €2,471 million, or 12%, to €23,186 million (2020: €20,715 million). The main contributor to the increase were share-based payments, mainly caused by newly granted equity-settled Qualtrics RSUs. Our employee headcount (measured in full-time equivalents, or FTEs) grew 4,984 FTEs year over year to 107,415.

As a result of these effects, our operating profit decreased 30% to €4,656 million (2020: €6,623 million) and our operating margin decreased 7.5pp to 16.7% (2020: 24.2%).

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, and customer support costs.

In 2021, the cost of cloud and software increased to €5,030 million (2020: €4,707 million) and our cloud margin widened 0.4pp from 66.6% in 2020 to 67.0% in 2021.

Our software licenses and software support margin was 86.9%, slightly above the prior year level (2020: 86.7%). Software licenses and software support revenue decreased 3% to €14,660 million (2020: €15,148 million), primarily arising from an 11% decline in software revenue. Software licenses and software support costs decreased correspondingly by 4% to €1,925 million (2020: €2,008 million).

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services and training courses, and the cost of bought-in consulting and training resources.

The services revenue decreased by 8% year over year to €3,764 million in 2021 (2020: €4,110 million). The cost of services declined 8% to €2,916 million (2020: €3,178 million). Our gross margin on services, defined as services profit as a percentage of services revenue, decreased slightly to 22.5% (2020: 22.7%). As our services business trends away from traditional software licensing and consulting revenue toward more subscription revenue from cloud solutions, we adjusted our service delivery resources correspondingly. The expenses are impacted by COVID-19-related limitations in personal customer contacts and a correspondingly high remote delivery share of the consulting services.

Research and Development

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors whom we retain to assist in our R&D activities, and amortization of the computer hardware and software we use for our R&D activities.

Due to growing personnel costs driven by a 9% year-over-year increase in our R&D headcount, and due to continued strategic investments, our R&D expense rose 17% to €5,190 million in 2021 from €4,454 million in 2020. R&D expense as a percentage of total revenue thus increased to 18.6% in 2021 (2020: 16.3%). For more information, see the Products, Research & Development, and Services section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense grew 6% from €7,106 million in 2020 to €7,505 million in 2021. This increase is mainly attributable to the expansion of the global sales force and to greater expenditure on bonus payments prompted by strong revenue growth and share-based payments.

Accordingly, the ratio of sales and marketing expense to total revenue, expressed as a percentage, increased 1.0pp in 2021 to 27.0% (2020: 26.0%).

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration, human resource, and corporate functions.

General and administration expense increased 79% from €1,356 million in 2020 to €2,431 million in 2021. This increase is primarily due to expenses from share-based payments, with a major effect coming from Qualtrics equity-settled plans. The ratio of general and administration expense to total revenue grew 3.8pp year over year to 8.7% (2020: 5.0%).

Reconciliation of Cloud Revenues and Margins

€ millions, unless otherwise stated		Q1–Q4 2021				Q1–Q4 2020			∆ in %
					Non-IFRS						Non-IFRS
			Non-	Currency	Constant			Non-		Non	Constant
		IFRS	IFRS	Impact	Currency	IFRS	Adj.	IFRS	IFRS	-IFRS	Currency[3]
	Intelligent Spend	2,831	2,831	67	2,899	2,722	0	2,722	4	4	6
Cloud revenue – SaaS/PaaS[1]	Other	5,669	5,669	86	5,755	4,517	5	4,522	25	25	27
	Total	8,500	8,500	154	8,653	7,239	5	7,244	17	17	19
Cloud revenue – IaaS[2]		918	918	21	939	841	0	841	9	9	12
Cloud revenue		9,418	9,418	174	9,592	8,080	5	8,085	17	16	19
	Intelligent Spend	78.9	79.5		79.5	78.6		78.9	0.3pp	0.6pp	0.6pp
Cloud gross margin – SaaS/PaaS[1] (in %)	Other	66.7	70.3		70.2	65.5		70.7	1.2pp	–0.4pp	–0.5pp
	Total	70.8	73.3		73.3	70.4		73.8	0.3pp	–0.5pp	–0.5pp
Cloud gross margin – IaaS[2] (in %)		32.5	33.6		33.5	33.6		34.3	-1.1pp	–0.7pp	–0.8pp
Cloud gross margin (in %)		67.0	69.5		69.4	66.6		69.7	0.4pp	–0.2pp	–0.3pp

1 Software as a service/platform as a service

2 Infrastructure as a service

3 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Segment Information

At the end of 2021, SAP had three reportable segments: Applications, Technology & Support; Qualtrics; and Services. For more information about our segment reporting and the changes in the composition of our reportable segments in 2021, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2), and the Performance Management System section.

Applications, Technology & Support

€ millions, unless otherwise stated		2021	2020	∆ in %	∆ in %
(non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	8,509	8,661	7,541	13	15
Cloud gross margin (in %)	68.4	68.4	69.3	-0.9pp	-0.9pp
Segment revenue	23,502	23,816	22,965	2	4
Segment gross margin (in %)	79.5	79.5	80.6	-1.0pp	-1.1pp
Segment profit	9,567	9,718	9,722	-2	0
Segment margin (in %)	40.7	40.8	42.3	-1.6pp	-1.5pp

The Applications, Technology & Support segment recorded a strong increase in cloud revenue of 12.8% in 2021 (14.8% at constant currencies). At the same time, cost of cloud increased 16.0% (18.3% at constant currencies), which led to a reduction in the cloud gross margin of 0.9pp (0.9pp at constant currencies) to 68.4%. Software support revenue remained flat compared to the prior year and ended 2021 at €11,410 million, which indicated a growth of 0.6% at constant currencies. Together with software licenses revenue, which decreased 10.8% (11.0% at constant currencies) mainly due to the shift toward cloud revenue, the segment achieved a total software licenses and support revenue of €14,654 million. However, total segment revenue rose slightly, by 2.3% (3.7% at constant currencies), and ended 2021 at €23,502 million.

Overall, the share of more predictable revenue increased 1.8pp from 82.9% in 2020 to 84.8% in 2021.

Cost of revenue increased 7.7% (9.3% at constant currencies) compared to the prior year, ending 2021 at €4,808 million. This development was mainly driven by a strong increase in cost of cloud.

Segment profit remained at prior year level and ended 2021 at €9,567 million. This is mainly explained by an increase of total segment cost of 6.5% at constant currencies. Consequently, both the segment gross margin and the segment margin decreased slightly by 1.1pp and 1.5pp at constant currencies.

Qualtrics

€ millions, unless otherwise stated		2021	2020	∆ in %	∆ in %
(non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	757	780	518	46	50
Cloud gross margin (in %)	91.5	91.5	91.8	-0.3pp	-0.2pp
Segment revenue	929	957	681	37	41
Segment gross margin (in %)	79.6	79.7	77.6	1.9pp	2.1pp
Segment profit	44	44	-4	<–100	<–100
Segment margin (in %)	4.7	4.6	-0.6	5.4pp	5.2pp

The Qualtrics segment, which comprises SAP’s experience management solutions, closed 2021 with a strong cloud revenue growth of 46.2% (50.4% at constant currencies). The associated cost of cloud rose 54.5% at constant currencies, which led to a slight drop in the segment’s cloud gross margin of 0.3pp (0.2pp at constant currencies). Including services revenue, the total segment revenue increased 36.6% (40.6% at constant currencies) to €929 million. Overall, the Qualtrics segment profit increased to €44 million in 2021. The corresponding segment margin rose 5.4pp (5.2pp at constant currencies) to 4.7%.

Services

€ millions, unless otherwise stated		2021	2020	∆ in %	∆ in %
(non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Services revenue	3,234	3,282	3,374	-4	-3
Services gross margin (in %)	37.1	37.2	34.5	2.6pp	2.7pp
Segment revenue	3,234	3,283	3,379	-4	-3
Segment gross margin (in %)	34.1	34.2	31.5	2.6pp	2.7pp
Segment profit	728	743	645	13	15
Segment margin (in %)	22.5	22.6	19.1	3.4pp	3.5pp

The Services segment, comprising major parts of SAP’s services business, recorded revenue of €3,234 million, which represents a decline of 4.2% (2.7% at constant currencies). Cost of services decreased 7.9% (6.7% at constant currencies) to €2,035 million. As a result, the services gross margin increased 2.6pp (2.7pp at constant currencies) to 34.1% in 2021. This gross margin improvement was primarily attributable to the positive development of SAP’s consulting and premium engagement business, and a higher remote delivery share of the consulting services.

Overall, the segment profit and the segment margin benefitted from this development and ended the year with a segment profit of €728 million and a segment margin of 22.5%, which indicates a growth of 3.4pp (3.5pp at constant currencies).

Financial Income, Net

Financial income, net, changed to €2,174 million (2020: €776 million). Our finance income was €3,123 million (2020: €1,473 million) and our finance costs were €949 million (2020: €697 million).

Finance income mainly consists of gains from IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, and the disposal of equity securities totaling €3,067 million (2020: €1,360 million).

Finance costs mainly consist of interest expense on financial liabilities amounting to €160 million (2020: €179 million), and IFRS 9-related fair value adjustments or losses from disposal of Sapphire Ventures investments totaling €654 million (2020: €345 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (E.3).

Income Taxes

The effective tax rate in 2021 was 21.5% (2020: 26.8%). The year-over-year decrease mainly resulted from changes in tax-exempt income and a one-time change of taxable temporary differences associated with investments in subsidiaries, which were partly compensated by changes in non-deductible expenses. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Our 2020 Results Compared to Our 2019 Results (IFRS)

Total Revenue

Total revenue decreased from €27,553 million in 2019 to €27,338 million in 2020, representing a decrease of €215 million, or 1%.

Cloud and software revenue represented 85% of total revenue in 2020 (2019: 84%). Service revenue decreased by 9% from €4,541 million in 2019 to €4,110 million in 2020, which was 15% of total revenue (2019: 16%).

For more information about our regional performance, see the Revenue by Region section included in this chapter below.

Cloud and Software Revenue

Cloud and software revenue grew from €23,012 million in 2019 to €23,228 million in 2020, an increase of 1%.

Cloud Revenue

Cloud revenue increased by €1,148 million, or 17%, from €6,993 million in 2019 to €8,080 million in 2020. Continued lower transactional revenues, particularly in SAP Concur business, negatively impacted cloud growth.

Software Licenses and Support

Our software licenses revenue declined by €891 million from €4,533 million in 2019 to €3,642 million in 2020. Our customer base continued to expand in 2020. Based on the number of contracts concluded, 11% of the orders we received for software licenses in 2020 were from new customers (2019: 13%). The total value of software licenses orders received decreased 20% year over year. The total number of contracts signed for new software licenses decreased 13% to 45,616 (2019: 52,584), with an average order value of €82 thousand in 2020 (2019: €87 thousand). Of all our software licenses orders received in 2020, 30% were attributable to deals worth more than €5 million (2019: 32%), while 36% were attributable to deals worth less than €1 million (2019: 35%).

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

Revenue by Region

EMEA Region

In 2020, the EMEA region generated €12,067 million in revenue (2019: €12,105 million), which was 44% of total revenue (2019: 44%). Revenue in Germany increased 2% to €4,015 million (2019: €3,948 million). Germany contributed 33% (2019: 33%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Switzerland, and the United Kingdom. Cloud and software revenue generated in the EMEA region totaled €10,364 million (2019: €10,211 million). That was 86% of all revenue from the region (2019: 84%).

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

Cost of Cloud and Software

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

Cost of Services

The services revenue decreased by 9% year over year to €4,110 million in 2020 (2019: €4,541 million). The cost of services declined 13% to €3,178 million (2019: €3,662 million). Our gross margin on services, defined as services profit as a percentage of services revenue, increased to 22.7% (2019: 19.4%). These developments were primarily due to COVID-19-related limitations in personal customer contacts and a correspondingly high remote delivery share of the consulting services. The challenging economic environment influenced the investment decisions on some big customer projects.

Research and Development

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

General and Administration Expense

General and administration expense declined 17% from €1,629 million in 2019 to €1,356 million in 2020. This decline was primarily the result of careful cost management combined with lower infrastructure costs. The ratio of general and administration expense to total revenue declined by 1.0pp year over year to 5.0% (2019: 5.9%).

Segment Information

The segment information below for 2020 and 2019 is presented based on the reportable segments Applications, Technology & Support, Qualtrics and Services. Since we acquired Qualtrics on January 23, 2019, financial data for the Qualtrics segment is only presented from this acquisition date onwards. For more information about our segment reporting and the changes in the composition of our reportable segments, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2),and the Performance Management System section.

Applications, Technology & Support

€ millions, unless otherwise stated	2020		2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	7,541	7,685	6,632	14	16
Cloud gross margin (in %)	69.3	69.1	67.6	1.7pp	1.5pp
Segment revenue	22,965	23,446	23,051	0	2
Segment gross margin (in %)	80.6	80.6	80.6	-0.0pp	-0.0pp
Segment profit	9,722	9,934	9,773	-1	2
Segment margin (in %)	42.3	42.4	42.4	-0.1pp	-0.0pp

The Applications, Technology & Support segment recorded a strong increase in cloud revenue of 13.7% in 2020 (15.9% at constant currencies). This led to an increase of the cloud gross margin of 1.7pp (1.5pp at constant currencies) to 69.3%. Software support revenue, ending 2020 with €11,502 million, remained flat and rose slightly 1.4% at constant currencies. Including software licenses revenue, which decreased 19.6% (16.7% at constant currencies) due to the impact of the COVID-19 pandemic and the shift toward cloud revenue, the segment achieved a total software licenses and support revenue of €15,139 million. Total segment revenue, however, stayed on prior year level ending 2020 with €22,965 million and increased 1.7% at constant currencies.

Overall, the share of more predictable revenue in this segment increased 4.1pp from 78.8% in 2019 to 82.9% in 2020. The segment’s cost of revenue remained flat compared to the prior year, ending 2020 with €4,464 million, and increased 1.8% at constant currencies. Segment profit increased 1.6% at constant currencies. Both, the segment gross margin as well as the segment margin remained at the 2019 level of 80.6% and 42.3% respectively.

Qualtrics

€ millions, unless otherwise stated	2020		2019	∆ in %	∆ in %
(Non-IFRS)	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Cloud revenue	518	529	371	39	42
Cloud gross margin (in %)	91.8	91.9	91.1	0.6pp	0.7pp
Segment revenue	681	696	508	34	37
Segment gross margin (in %)	77.6	77.7	78.3	-0.6pp	-0.6pp
Segment profit	-4	-5	-9	-52	-46
Segment margin (in %)	-0.6	-0.7	-1.7	1.1pp	1.1pp

The Qualtrics segment, which comprises SAP’s experience management solutions, closed 2020 with a strong cloud revenue growth of 39.5% (42.5% at constant currencies). The cloud gross margin improved slightly 0.6pp (0.7pp at constant currencies) to 91.8%. Including services revenue, the total segment revenue increased 33.9% (36.9% at constant currencies) to €681 million.

Overall, the Qualtrics segment profit situation improved 45.6% at constant currencies (from 9 million loss in 2019 to a loss of 4 million in 2020) resulting in a segment margin improvement of 1.1pp (1.1pp at constant currency).

Services

€ millions, unless otherwise stated (Non-IFRS)	2020		2019	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
	Currency	Currency	Currency	Currency	Currency
Services revenue	3,374	3,428	3,674	-8	-7
Services gross margin (in %)	34.5	34.3	29.8	4.7pp	4.4pp
Segment revenue	3,379	3,432	3,679	-8	-7
Segment gross margin (in %)	31.5	31.2	26.7	4.7pp	4.4pp
Segment profit	645	642	517	25	24
Segment margin (in %)	19.1	18.7	14.1	5.0pp	4.7pp

In 2020, the segment realized services revenue of €3,374 million, representing a decline of 8.2% (6.7% at constant currencies). The respective cost of services, however, decreased 14.3% (12.6% at constant currencies) to €2,209 million. As a result, the services gross margin increased 4.7pp (4.4pp at constant currencies) to 31.5% in 2020. This margin improvement was primarily attributable to the positive development of SAP’s consulting and premium engagement business due to COVID-19-related travel restrictions, the inability to visit the customers, and a correspondingly higher remote delivery share of the consulting services.

Overall, the segment profit and the segment margin benefitted from this development as well, ending the year with a segment profit of €645 million and a segment margin of 19.1%.

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

Finance costs mainly consist of interest expense on financial liabilities amounting to €179 million (2019: €207 million), negative effects from derivatives amounting to €76 million (2019: €155 million), and losses from disposal or IFRS 9-related fair value adjustments of Sapphire Ventures investments totaling €345 million (2019: €152 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statement, Note (E.3).

Income Taxes

The effective tax rate in 2020 was 26.8% (2019: 26.7%). For more information about income taxes, see the 2020 Annual Report on Form 20-F, Part III, Notes to the Consolidated Financial Statement, Note (C.5).

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

Approximately 71% of our total revenue in 2021 (2020: 72%) was attributable to operations in non-euro participating countries. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange rate of the euro had an unfavorable impact of €390 million on our total revenue for 2021, an unfavorable impact of €554 million on our total revenue for 2020 and a favorable impact of €724 million on our total revenue for 2019.

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

The Company plans to repurchase shares with a volume of up to €1.0 billion in the period between February 1, 2022, and December 31, 2022. Repurchased shares will primarily be used to service future awards granted under the ′Move SAP′ share-based compensation plan which will start to be predominantly equity-settled in 2022. The share buyback will be in addition to SAP’s regular dividend policy. Further capital returns in subsequent years will be decided on an annual basis in line with SAP’s capital allocation priorities.

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2021, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Our investments in financial assets of issuers with a credit rating lower than BBB were not material in 2021.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2022 and, together with expected cash flows from operations, will support debt repayments, currently planned capital expenditure requirements, and capital returns to our shareholders over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow, to maintain flexibility, and/or limit repayment risk.

Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. In recent years, we were able to repay additional debt within a short period of time due to our persistently strong free cash flow. For more information about the financial debt, see the Cash Flows and Liquidity section.

For further information about our planned capital expenditures see Investment Goals and Goals for Liquidity and Finance section. See Note (D.6) and Note (D.8) for our capital contribution commitments and purchase obligations respectively and Note (F.1) for lease and other financial liabilities.

As of December 31, 2021, €577 million of our other non-current non-financial liabilities have a maturity between 1 and 5 years and €279 million of more than 5 years. €74 million of our derivative financial liabilities have a maturity of less than 1 year and €16 million have a maturity between 1 and 5 years. €51 million of our derivative financial liabilities have a maturity of more than 5 years.

As of December 31, 2020, €563 million of our other non-current non-financial liabilities have a maturity between 1 and 5 years and €207 million of more than 5 years. €63 million of our derivative financial liabilities have a maturity of less than 1 year and €7 million have a maturity between 1 and 5 years.

The timing of payments for the contractual obligations is based on payment schedules for those obligations where set payments exist. For other obligations with no set payment schedules, estimates for the most likely timing of cash payments have been made. The ultimate timing of these future cash flows may differ from these estimates. We do not believe we have forms of material off-balance sheet arrangements that would require disclosure other than those already disclosed.

Financial Debts

Financial debt is defined as the nominal volume of bank loans, commercial papers, private placements, and bonds.

Nominal volume of financial debt on December 31, 2021, included amounts in euros (€12,058 million) and U.S. dollars (€1,036 million). On December 31, 2021, approximately 50% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

For information about the intended repayments, see the goals for liquidity and finance in the Financial Targets and Prospects section.

Financial Debt by Instrument

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Cash Flows and Liquidity

2021 Actual Cash Flow and Liquidity Performance Compared to Outlook

We met or exceeded the outlook for 2021.

€ billions	2020 Results	2021 Outlook[1]	2021 Results
Operating cash flows	7.2	Around 6.0	6.2
Capital expenditure	-0.8	Modest increase	-0.8
Free cash flow	6.0	Above 4.5	5.0
Income taxes payouts	-1.2	Higher	-2.1

1 The 2021 outlook was communicated in January 2021 and was updated in April 2021. The 2021 outlook numbers above reflect the updated outlook from April 2021.

Group Liquidity and Net Debt

€ millions	2021	2020	∆
Cash and cash equivalents	8,898	5,311	3,587
Current time deposits and debt securities	2,632	1,470	1,162
Group liquidity	11,530	6,781	4,750
Current financial debt	-3,755	-1,482	-2,273
Non-current financial debt	-9,338	-11,801	2,463
Financial debt	-13,094	-13,283	189
Net debt (–)	-1,563	-6,503	4,939
Lease liability	-2,143	-2,120	-23
Net debt including lease liability	-3,706	-8,623	4,916

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturity of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months, and remaining maturities of less than one year included in current other financial assets). Group liquidity on December 31, 2021, primarily comprised amounts in euros and U.S. dollars.

The increase in group liquidity compared to 2020 was mainly due to the cash inflows from our operations and the proceeds from the public offerings of Qualtrics shares.

Net debt is group liquidity less financial debt. For more information about our liquidity, see the Notes to the Consolidated Financial Statements, Note (E.3).

For information about the impact of cash, cash equivalents, current investments, and our financial liabilities on our income statements, see the analysis of our financial income, net, in the Operating Results (IFRS) section.

Development of Net Debt

Analysis of Consolidated Statements of Cash Flows

€ millions	Years ended December 31,			∆ in %	∆ in %
	2021	2020	2019	2021 vs. 2020	2020 vs. 2019
Net cash flows from operating activities	6,223	7,194	3,496	-13	>100
Net cash flows from investing activities	-3,063	-2,986	-7,021	3	-57
Net cash flows from financing activities	-56	-3,997	102	-99	<-100

Analysis of Consolidated Statements of Cash Flows: 2021 compared to 2020

In 2021, cash inflows from operating activities decreased €971 million to €6,223 million (2020: €7,194 million). This is particularly due to higher income tax payments (€2.1 billion in 2021 compared to €1.2 billion in 2020) and lower payments related to restructuring (€0.0 billion in 2021 compared to €0.2 billion in 2020). Cash collected from customer contracts was at a similar level as in 2020.

Cash outflows from investing activities were €3,063 million in 2021 (2020: €2,986 million). We paid, net of cash received, a total of €1.1 billion mainly for the Signavio and Clarabridge acquisitions in 2021, compared to €0.6 billion mainly for the Emarsys acquisition in 2020. Capital expenditure on intangible assets and property, plant, and equipment remained at a comparable level. For more information about current and planned capital expenditures, see the Investment Goals section.

In 2021, free cash flow decreased to €5,049 million (2020: €6,000 million). The free cash flow conversion rate, defined as free cash flow as a percentage of profit after tax, decreased to 94% compared to 114% in 2020.

Net cash outflows from financing activities were €56 million in 2021, compared to €3,997 million in 2020. In 2021, we received €2.8 billion in proceeds from the public offerings of Qualtrics shares and repaid €1.25 billion of the acquisition term loan for Qualtrics, prior to its final maturity date in 2022. Further, we repaid €0.5 billion in Eurobonds, and €0.15 billion of a commercial paper program (Commercial Paper). In 2021, we drew two short-term loans of €0.95 billion and €0.5 billion respectively, as well as €0.15 billion in Commercial Paper. The cash outflows in 2020 resulted from the buyback of treasury shares with a volume of €1.5 billion, repayments of €1.15 billion in Eurobonds when they matured, the repayment of €0.75 billion in the acquisition term loan for Qualtrics, the repayment of US$0.29 billion in U.S. private placements when they matured, and the repayment of €0.17 billion in Commercial Paper.

The dividend payment of €2,182 million made in 2021 exceeded the amount paid the preceding year (€1,864 million), while the dividend paid per share increased from €1.58 to €1.85.

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

Credit Facilities

Other sources of liquidity are available to us through various credit facilities, if required.

To retain high financial flexibility, we have available a €2.5 billion syndicated revolving credit facility with an end date in November 2024. A possible future utilization is not subject to any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin of 0.17%. We are also required to pay a commitment fee of 0.0595% per annum on the unused available credit. So far, we have not used, and do not currently foresee any need to use this credit facility.

As at December 31, 2021, SAP SE had additional available credit facilities totaling €335 million. Several other SAP entities have credit facilities available that allow them to borrow funds at prevailing interest rates.

On December 31, 2021, two bilateral term loans with a total amount of €1.45 billion were outstanding. The amount can be flexibly repaid until maturity of the loan on September 30, 2022.

Contractual Obligations

For a description of our contractual obligations, please see the Liquidity Management section.

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

Expected Developments

Future Trends in the Global Economy

Supply bottlenecks, which caused disruption in 2021, will start easing from the second quarter of 2022 and unwind fully by 2023, predicts the European Central Bank (ECB) in its current Economic Bulletin.(D) The ECB therefore maintains its previous optimistic projections for the full year 2022 and has even raised them for 2023. Persisting shortages, high commodity prices, and the emergence of the Omicron variant of the coronavirus might initially weigh on near-term growth prospects, though. According to the ECB, the future course of the pandemic remains the key uncertainty when it comes to projections for the global economy.

Concerning the EMEA region, economic activity in the euro area could exceed its pre-pandemic level already in the first quarter of 2022 and pick up further in the course of the year, driven by a robust domestic demand, an improving labor market, and ongoing policy support. Thereafter, the ECB expects an increasingly self-sustaining growth, as it believes the basis for an ongoing recovery in the euro area is intact. In central and eastern Europe, rising energy prices might put additional pressure on inflation over the coming months, peaking in the course of 2022 and declining gradually afterwards. Correspondingly, global demand for oil and gas and the associated positive terms of trade should support economic activity in Russia, but at the cost of high inflation.

In the Americas region, the subdued economic growth seen in the United States in the latter half of the previous year might extend into the first quarter of 2022. The ECB suggests that once the current supply bottlenecks dissipate, the United States should return to growth, supported by a fiscal package. However, inflationary pressures will probably remain high at the beginning of 2022. In Brazil, double-digit inflation is likely to continue, but decline in the course of 2022 and 2023.

As for the APJ region, the ECB expects economic activity in Japan to rebound solidly in early 2022. In China, the government introduced policy actions in 2021 that should manage the slowdown and avoid a sharper contraction in 2022, ensuring energy security and supporting the property sector. A stronger slowdown in the Chinese real estate sector than currently expected by the ECB would dampen the economic outlook not only for China, but also worldwide.

Economic Trends – GDP Growth Year Over Year

%	2020	2021p	2022p
World	–3.1	5.9	4.4
Advanced Economies	–4.5	5.0	3.9
Emerging Markets and Developing Economies	–2.0	6.5	4.8
Regions (according to IMF taxonomy)
Euro Area	–6.4	5.2	3.9
Germany	–4.6	2.7	3.8
Emerging and Developing Europe	–1.8	6.5	3.5
Middle East and Central Asia	–2.8	4.2	4.3
Sub-Saharan Africa	–1.7	4.0	3.7
United States	–3.4	5.6	4.0
Canada	–5.2	4.7	4.1
Latin America and the Caribbean	–6.9	6.8	2.4
Japan	–4.5	1.6	3.3
Emerging and Developing Asia	–0.9	7.2	5.9
China	2.3	8.1	4.8

p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2022, Rising Caseloads, a Disrupted Recovery, and Higher Inflation (https://www.imf.org/-/media/Files/Publications/WEO/2022/Update/January/English/text.ashx), p. 6.

The IT Market:

Outlook for 2022 and Beyond

“2022 might be the year the global economy becomes more digital than physical,” says International Data Corporation (IDC), a U.S.-based market research firm(E): “Cloud in all its permutations will continue to play ever greater, and even dominant, roles across the IT industry as enterprises pivot to a digital-first economy. Entire industries want to intelligently leverage data to their advantage and can do so because they have faster access to digital technologies built on a cloud foundation. Cloud is now firmly established as an essential element of a digital-first strategy, as organizations look to automate operations, deliver rich customer experiences, and launch new products and services, cloud has become the primary accelerator of innovation,” says IDC.(F)

Sustainability has become a top priority for corporations, and IDC highlights that “decarbonization initiatives will be a key goal of digital transformations; fewer than 10% of organizations say they are not applicable or not implementing objectives to reduce carbon by the end of 2023.” Therefore, “carbon accounting systems will rise up the priority list for systems implementation. The adage ‘you can’t manage what you can’t measure’ applies to carbon emissions as well,” says IDC.(E) As a guidance, IDC proposes: “Establish the IT organization as the provider of the data management foundation that collects all sustainability data company-wide with the purpose of measuring progress against IT and general business sustainability contribution and efficacy across each factor.”(G)

Additionally, IDC observes a shift in vendor to customer relationships and predicts that “by 2023, traditional distribution models will crumble as 20% of businesses in some sectors use technology to go direct to customers, seeking to improve customer satisfaction and product development.”(H) Furthermore, IDC predicts that “by 2022, organizations that allocate 50%+ of their software development projects to customer-facing initiatives will see revenue grow 15% faster compared with those that focus more on internal projects.” In addition, company sales portfolios will be impacted as “by 2026, 30% of software development teams will be focused on turning traditional products into outcomes as a service,” states IDC.(G)

With regard to macroeconomic factors, IDC states that “organizations continue to navigate the disruptions, accelerations, and crosscurrents spurred by the COVID-19 pandemic and the changing economic conditions. By 2022, more than half the global economy will be based on or influenced by digital. By 2023, 90% of worldwide organizations will be prioritizing investments in digital tools to augment physical spaces and assets, and by 2024, 55% of all ICT investment will be linked to digital transformation,” predicts IDC.(F) The software sector in particular will be impacted as “by 2024, the majority of legacy applications will receive some modernization investment, with cloud services used by 65% of the applications to extend functionality or replace inefficient code.” IDC’s rationale for the investments is “modernizing applications brings value to the business by increased competitiveness and the ability to outflank competitors.” As a result, IDC guides companies to “move proactively to modernize more critical applications where you can. Your competitors will be doing the same, and failure to invest can leave an organization in a disadvantaged competitive position.”(H)

Sources:

(D)	European Central Bank, Economic Bulletin, Issue 8/2021, Publication Date: January 13, 2022 (https://www.ecb.europa.eu/pub/pdf/ecbu/eb202108.en.pdf)
(E)	IDC FutureScape: Worldwide Digital Transformation 2022 Predictions, Doc #US47115521, Oct. 2021

(F)	IDC FutureScape: Worldwide Cloud 2022 Predictions, Doc #US47241821, Oct. 2021
(G)	IDC FutureScape: Worldwide IT Industry 2022 Predictions, Doc #US48312921, Oct. 2021
(H)	IDC FutureScape: Worldwide Future of Digital Innovation 2022 Predictions, Doc #US47148621, Oct. 2021

Impact on SAP

Despite ongoing uncertainties in the global economy and supply chain disruptions as well as the ongoing pandemic situation, the resurgence of the global demand is noticeable. SAP expects more companies will choose SAP to help them transform their businesses, build resilient supply chains, and become sustainable enterprises. For SAP, moving to the cloud is not an option anymore but a required step in business transformation for our customers. We saw this momentum reflected in the success of our RISE with SAP offering and are confident about further growth and even greater potential going forward across our complete portfolio. This is manifested in our accelerated cloud guidance for 2022. SAP is confident that its positive momentum will continue throughout 2022.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

Outlook 2022

For 2022, SAP expects its cloud growth to continue to accelerate. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

For the full year 2022, SAP expects:

–	€11.55 billion to €11.85 billion cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.
–	€25.0 billion to €25.5 billion cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.
–	€7.8 billion to €8.25 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), flat to down 5% at constant currencies.
–	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).
–	Free cash flow above €4.5 billion (2021: €5.01 billion).
–

A full-year effective tax rate (IFRS) of 25.0% to 28.0% (2021: 21.5%) and an effective tax rate (non-IFRS) of 22.0% to 25.0% (2021: 20.0%), strongly depending on the development of Sapphire Ventures’ investments.

–	To achieve a year-end current cloud backlog growth rate similar to 2021.

While SAP’s full year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the full year 2022 expected currency impacts. These currency expectations for the full year 2022 are based on the December 2021 level.

In percentage points (pp)	FY 2022
Cloud revenue growth	+2pp to +4pp
Cloud and software revenue growth	+1pp to +3pp
Operating profit growth (non-IFRS)	+1pp to +3pp

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures.

€ millions	Estimated	Actual
	Amounts for	Amounts for
	2022	2021
Acquisition-related charges	570–670	623
Share-based payment expenses	3,000–3,300	2,794
Restructuring	20–40	157

Proposed Dividend

In 2022, we intend to pay a dividend of €2.45 per share (subject to shareholder approval at the Annual General Shareholders Meeting in May 2022). This dividend includes a special payment of €0.50 to celebrate SAP’s 50th anniversary. For more information, see the Financial Performance: Review and Analysis section.

Medium-Term Prospects

In this section, all numbers (except cloud revenue and total revenue) are based exclusively on non-IFRS measures.

SAP expects to steadily grow its more predictable revenue while increasing operating profit. We expect to achieve double-digit growth of non-IFRS operating profit from 2023 onwards followed by double-digit growth of total revenue as we approach 2025. Our strategic objectives are focused primarily on our main financial and non-financial objectives: growth, profitability, customer loyalty, and employee engagement.

SAP confidently reiterates its mid-term ambition published on October 25, 2020. By 2025, SAP continues to expect:

-	More than €22 billion cloud revenue
-	More than €36 billion total revenue
-	More than €11.5 billion non-IFRS operating profit

-	A non-IFRS cloud gross margin of approximately 80%
-	A significant expansion of the Company’s more predictable revenue share to approximately 85%, reaching more than €30 billion
-	Free cash flow of approximately €8 billion

Investment Goals

Our planned investment expenditures for 2022 and 2023, other than for business combinations, consist primarily of the purchase of IT infrastructure and the construction activities described in the Description of Property section. We expect investments in IT infrastructure of approximately €500 million and in construction activities of approximately €300 million in 2022. In 2022, we expect total capital expenditures of approximately €850 million. In 2023, capital expenditures are expected to stay at a similar level as in 2022.

Goals for Liquidity and Finance

As at December 31, 2021, we had net debt of €1.6 billion. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2022 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2022, we expect a free cash flow of above €4.5 billion (compared to €5.0 billion in 2021), predominantly due to our expectation of flat to slightly declining operating profit. Since payouts for capital expenditures and leasing are expected on a level similar to the last three years, a separate outlook on operating cash flow is not provided. For 2025, we continue to expect around €8.0 billion in free cash flow.

In 2022, we intend to repay €900 million in Eurobonds, US$445 million in U.S. Private Placements, and €1.45 billion in bank loans. At the date of this report, debt repayments of around €4.3 billion until the end of 2023 are scheduled. The ratio of net debt as at December 31, 2021, divided by the total of operating profit (IFRS) plus depreciation and amortization was 0.24x, therefore, already below our 2023 target of 0.5x.

Non-Financial Goals 2022 and Ambitions for 2025

In addition to our financial goals, we also focus on three non-financial targets: customer loyalty, employee engagement, and carbon impact.

For 2022 through 2025, we aim to maintain employee engagement, measured by the Employee Engagement Index, at a high level between 84% and 86% (2021: 83%).

We measure customer loyalty using the Customer Net Promoter Score (Customer NPS). We are targeting to increase the Customer NPS to a score of 11 to 15 in 2022 and to steadily increase the Customer NPS through 2025 (2021: 10).

We aim to reach net greenhouse gas emissions in our operations of 70 kilotons (kt) in 2022 (2021: 110 kt) with a steady decrease further on, reaching 0 kt by 2023 and maintaining net carbon emissions in our own operations of 0 kt from that point onward. Further, SAP has also committed to achieve net-zero along our value chain in line with a 1.5 degrees Celsius future in 2030.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Prof. Dr. h.c. mult. Hasso Plattner, Chairperson[1,3,6,7,9]	78	Chairman of the Supervisory Board	2003	2022
Lars Lamadé, Vice Chairperson[2,3,6,9]	50	Employee, Head of Global Sponsorships	2002	2024
Manuela Asche-Holstein[8,12]	57	Employee, Industry Advisor Expert and Member of SAP SE Works Council	2021	2024
Aicha Evans[1,3,6,7,8]	53	Chief Executive Officer and Member of the Board of Directors, Zoox, Inc.	2017	2024
Prof. Dr. Gesche Joost[1,6,8]	47	Professor for Design Research and Head of the Design Research Lab, University of Arts Berlin	2015	2023
Margret Klein-Magar[2,3,4,9]	57	Employee, Vice President, Head of SAP Alumni Relations	2012	2024
Monika Kovachka-Dimitrova[2,3,6,8]	46	Employee, Chief Project Expert Development, Member of SAP SE Works Council (Europe)	2019	2024
Peter Lengler[4,8,13]	59	Employee, Value Advisor Expert, Member of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2021	2024
Bernard Liautaud[1,3,6]	59	Managing Partner Balderton Capital	2008	2023
Dr. Qi Lu6, 8, 9, 11	60	CEO, MiraclePlus	2020	2023
Gerhard Oswald[1,5,9]	68	Managing Director of Oswald Consulting GmbH	2019	2024
Christine Regitz[2,3,5,6,9]	55	Employee, Vice President User Experience, Chief Product Expert	2015	2024
Dr. Friederike Rotsch[1,3,4,7,8,9]	49	Group General Counsel and Head of Group Legal & Compliance, Merck KGaA	2018	2024
Heike Steck[2,5,6,8,9]	60	Employee, Senior Operations Manager, Member of SAP SE Works Council and Member of SAP SE Works Council (Europe)	2019	2024
Helmut Stengele[14]	63	Employee, on early retirement	2021	2024
Dr. Rouven Westphal[4,5,7,15]	49	Member of the Executive Board of the Hasso Plattner Foundation and Managing Director of the General Partner of HPC Germany GmbH & Co. KG	2021	2022
Dr. Gunnar Wiedenfels[1,4,5,10]	44	Chief Financial Officer, Discovery Inc.	2019	2022
James Wright[2,4,5,6]	59	Employee, Chairman of the SE Works Council (Europe)	2019	2024

1	Elected by SAP SE’s shareholders on May 15, 2019.
2	Appointed by the SAP SE Works Council Europe on April 3, 2019.
3	Member of the Personnel and Governance Committee.
4	Member of the Audit and Compliance Committee.
5	Member of the Finance and Investment Committee.
6	Member of the Technology and Strategy Committee.
7	Member of the Nomination Committee.
8	Member of the People and Culture Committee.
9	Member of the China Strategy Committee
10	Audit Committee financial expert.
11	Appointed by the Court on December 21, 2020 and elected by SAP SE's shareholders on May 12, 2021.
12	Replacing Panagiotis Bissiritsas who resigned his seat on the Supervisory Board with effect as of July 7, 2021.
13	Replacing Christa Vergien-Knopf who resigned her seat on the Supervisory Board with effect as of August 9, 2021.
14	Replacing Ralf Zeiger who was removed from the Supervisory Board by Court order with effect as of October 28, 2021.
15	Replacing Pekka Ala-Pietilä who resigned his seat on the Supervisory Board with effect as of May 12, 2021.

For detailed information on the Supervisory Board committees and their tasks, including the Audit and Compliance Committee and the Personnel and Governance Committee, please refer to “Item 10 Additional Information — Corporate Governance.”

Pursuant to the Articles of Incorporation of SAP SE and the Agreement on the Involvement of Employees in SAP SE, members of the Supervisory Board of SAP SE consist of nine representatives of the shareholders and nine representatives of the European employees.

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2021 See Note (G.4) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Christian Klein, CEO	2018	2025
Sabine Bendiek	2021	2023
Luka Mucic	2014	2026
Jürgen Müller	2019	2024
Scott Russell	2021	2024
Thomas Saueressig	2019	2025
Julia White	2021	2024

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Christian Klein, CEO (Vorstandssprecher), 41 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. On October 10, 2019 he became co-CEO alongside Jennifer Morgan and on April 20, 2020 he was appointed sole CEO. Christian oversees corporate development and strategy, security and secrecy, as well as compliance.

Sabine Bendiek, 55 years old, holds a graduate degree in management science from the Massachusetts Institute of Technology (MIT) and a business administration degree from University of Mannheim, Germany. She first joined SAP in January 2021 as member of the Executive Board. Sabine is Chief People & Operating Officer with global responsibility for Human Resources including HR strategy, business transformation, leadership development, and talent development. She also serves as Labor Relations Director. Before joining SAP, Sabine was Managing Director of Microsoft Germany.

Luka Mucic, 50 years old, holds a degree in law from the University of Heidelberg, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 1996 and became Chief Financial Officer (CFO), and a member of the Executive Board in July 2014. He is responsible for finance and administration including investor relations, internal audit, data protection and privacy, business process intelligence, and sustainability.

Jürgen Müller, 39 years old, holds a PhD in IT systems engineering from the Hasso Plattner Institute (HPI) for Software Engineering, University of Potsdam, Germany. He joined SAP in 2013 and became a member of the Executive Board in 2019. Jürgen is Chief Technology Officer (CTO) of SAP and leads the board area Technology and Innovation. He is responsible for the technology and innovation strategy,SAP HANA database, SAP Business Technology Platform, Analytics, and cloud infrastructure. Before joining SAP, Jürgen was co-representative of Hasso Plattner’s research chair at the HPI.

Scott Russell, 49 years old, is a graduate of Australia’s Deakin University. He joined SAP in 2010 and became a member of the Executive Board in 2021. He leads Customer Success, SAP’s global commercial, partner ecosystem and customer engagement organization. Prior to being named to the Executive Board, Scott most recently served as President of SAP Asia Pacific Japan (APJ). Before joining SAP, he was a Partner at PwC and a senior executive at IBM Corp.

Thomas Saueressig, 36 years old, holds a degree in Business Information Technology from the University of Cooperative Education in Mannheim, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 2004 and became a member of the Executive Board in 2019. Thomas leads the Board area SAP Product Engineering and has global responsibility for all SAP business software applications, cloud operations and support, cross-development functions as well as the SAP enterprise adoption organization.

Julia White, 48 years old, holds a master of business administration from Harvard Business School, Boston, USA. She first joined SAP in March 2021 as member of the Executive Board. Julia is Chief Marketing and Solutions Officer and is responsible for global and regional marketing, corporate communications, and government affairs. Before joining SAP, Julia was Corporate Vice President of Microsoft Corp., responsible for product marketing for Azure, Windows server and other cloud products.

The members of the Executive Board of SAP SE as of December 31, 2021 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (G.4) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among any of the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the two compensation systems, outlines the criteria that apply to the compensation for the year 2021, and discloses the amount of compensation. Both compensation systems were approved by the Annual General Meeting on May 20, 2020. The compensation report meets the requirements of section 162 of the German Stock Corporation Act (AktG).

Compensation for Executive Board Members

Compensation System

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

The Supervisory Board – supported by its Personnel and Governance Committee – determines the compensation for each Executive Board member based on their individual role and performance in its first regular meeting of each fiscal year, following the principles that the compensation:

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

The Supervisory Board sets the individual total target compensation for each Executive Board member, comprised of the fixed compensation element and the two performance-based elements. This target compensation is benchmarked based on SAP’s global strategy, market position, business performance and future prospects of economy, and the compensation paid at comparable national and international companies. The benchmarking was conducted in January 2021 based on the compensation data from the DAX 30 companies as well as selected U.S.-based IT and other technology companies24. This benchmark was the basis for all compensation decisions for 2021. The Supervisory Board reviews, assesses, and sets the target compensation in its first meeting of each fiscal year (February 24, 2021, for 2021). The Supervisory Board is of the opinion that this approach ensures that the compensation is appropriate.

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

Non-Performance-Based Compensation

Fixed Compensation

The fixed compensation is paid monthly in 12 equal installments in the Executive Board member’s home currency. Home currency is the currency of the Executive Board member’s primary place of residence.

[24]

The following U.S.-based companies were included: Adobe, Amazon.com, Apple, Automatic Data Processing, Cisco Systems, Cognizant Technology Solutions, Dell Technologies, DXC Technology, Meta (formerly Facebook), Hewlett Packard Enterprise, International Business Machines, Microsoft, Netflix, Oracle, salesforce.com, ServiceNow, VMware, Western Digital, and Workday.

Fringe Benefits

The contractually guaranteed fringe benefits mainly comprise additional benefits such as insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, and tax gross-ups according to local conditions. The recurring fringe benefits are limited in terms of value to 10% of fixed compensation for ordinary Executive Board members and to 20% for the CEO. Executive Board members who have their permanent residence abroad are granted reimbursement of expenses for tax advice with a maximum value of 15% of fixed compensation for ordinary Executive Board members and 30% for the CEO. In case of a relocation to Germany from abroad, a relocation package of up to 15% of fixed compensation for ordinary Executive Board members and up to 30% for the CEO can be granted.

Additionally, to the extent that compensation benefit earned prior moving to the SAP Executive Board is lost due to this move, a one-off payment (replacement award) could be granted in an amount of up to 200% of the fixed compensation.

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

For the STI 2021, the financial KPIs have a total weighting of 80% and comprise non-IFRS constant currency current cloud backlog in 2021; year-over-year growth in non-IFRS constant currency cloud and software revenue in 2021; and non-IFRS constant currency operating margin development in 2021 year over year.

The sustainability KPIs have a total weighting of 20%, and comprise Customer Net Promoter Score, which measures SAP’s customer loyalty; Employee Engagement Index, which measures SAP’s employee commitment, pride, and loyalty; and Carbon Impact, which measures SAP’s greenhouse gas emissions.

The KPIs and their respective target values are derived from SAP’s budget for the respective year. For more information about KPIs, see the Performance Management System section in the SAP Integrated Report 2021.

Each underlying KPI includes a hurdle and a cap in addition to the overall hurdle of 50% and the overall cap of 140%. In the event that the hurdle for the individual KPIs is missed and results in the weighted target achievement also falling below the overall hurdle of 50%, the individual hurdle for the respective KPI will be ignored. If the weighted target achievement is below 50%, there is no STI payout. In this case, the target achievement for these KPIs is set to zero.

The STI compensation will be paid out after the Annual General Meeting of Shareholders in the following year. It is paid in the Executive Board member’s home currency. All Executive Board members are obliged to purchase SAP shares worth at least 5% of the actual payout amount in accordance with appropriate trading period regulations. These shares are subject to a three-year holding period.

Long-Term Incentive

The SAP Long-Term Incentive Program 2020 (LTI 2020) is granted in annual tranches and reflects SAP's long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2020 also serves to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders' interests are also honored. In addition, the LTI 2020 includes a component designed to ensure long-term retention of our Executive Board members.

The LTI 2020 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member's service contract is converted into virtual shares (Share Units) in each case. The grant amount cannot exceed 700% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation). The grant amount is divided by the SAP share price, which corresponds to the arithmetic mean on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole (grant price). In 2021, the preliminary results were published on January 29, 2021. The Share Units allocated are composed of 1/3 financial performance share units (FSUs), 1/3 market performance share units (MSUs), and 1/3 retention share units (RSUs). All three types of Share Unit have a vesting period of approximately four years.

LTI Grant Process

The number of RSUs does not change throughout the term, whereas the number of FSUs and MSUs may be subject to change as follows:

Numerical Change in FSUs

The final number of FSUs changes depending on SAP’s performance against the three equally weighted financial KPI targets over the entire three-year performance period. The targets for each tranche are based on the cumulative three-year sum of each KPI. Cloud revenue and total revenue have a cap of 110% and a hurdle of 90% target achievement, while operating income has a cap of 120% and a hurdle of 80% target achievement.

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

Numerical Change in MSUs

The number of MSUs initially awarded is multiplied by a performance factor. The performance factor depends on the amount of the total shareholder return (TSR) on the SAP share, measured for an entire performance period of approximately three years, and ranked in relation to the TSR performance of the companies of the NASDAQ-100 Index (Index). TSR reflects the performance of the share, combining share price development and granted and reinvested dividends. The market performance factor has a cap at 150% at the 75th percentile (P-75) and a hurdle of 50% at 25th percentile (P-25); below the hurdle, no MSUs are considered.

The following examples of the MSU calculation illustrate possible outcomes assuming 1,000 MSUs granted:

SAP TSR performs better than TSR of NASDAQ-100 companies
SAP TSR performance		10%
Performance factor	55th percentile	110%
Final number of MSUs	110% x 1,000	1,100

SAP TSR performs better than TSR of NASDAQ-100 companies; cap is triggered
SAP TSR performance		18%
Performance factor	80th percentile	160%
Cap 75th percentile		150%
Final number of MSUs	150% x 1,000	1,500

SAP TSR performs better than TSR of NASDAQ-100 companies; in a downwards market trend
SAP TSR performance		–5%
Performance factor	60th percentile	120%
Cap due to required positive performance		100%
Final number of MSUs	100% x 1,000	1,000

TSR of NASDAQ-100 companies performs better than SAP TSR; low hurdle is triggered
SAP TSR performance		–5%
Performance factor	20th percentile	40%
Hurdle 25th percentile		0%
Final number of MSUs	0% x 1,000	0

Payout of FSUs, MSUs, and RSUs

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

The payout amount per Share Unit, including the dividend amounts due on the Share Units, is capped at 200% of the grant price. Due to the potential change in the number of FSUs and MSUs, the maximum possible payout amount under any of the annual tranches of the LTI 2020 is thus approximately 267% of the grant amount. Currency exchange rate risks are borne by the Executive Board members.

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

LTI Forfeiture Rules (including example calculation1)

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

Target and Maximum Compensation

The compensation system allows for total target compensation (not considering any fringe benefits, replacement awards, retirement pension, and foreign currency exchange rate cap) of up to €6.0 million for ordinary Executive Board members and up to €13.6 million for the CEO.

The proportion of total target compensation consisting of fixed compensation, the STI, and the LTI (without fringe benefits and retirement pension) must be within the following ranges:

–	Fixed compensation: 10% to 20%
–	STI: 20% to 30%
–	LTI: 50% to 70%
[1]

Example calculation with four tranches (grant allocation of 100%, stable share price from grant to vest, and no consideration of performance condition); Executive Board member’s contract terminates after year four (December 31, 2024).

[2]	As defined in the individual Executive Board members’ contracts.
[3]	For the definition, see the Early End-of-Service Undertakings section.

Maximum compensation is the maximum amount which may be paid to an Executive Board member in total for a financial year. The maximum compensation (not considering any fringe benefits, replacement awards, retirement pension, and foreign currency exchange rate cap) is €13.2 million for ordinary Executive Board members and €29.8 million for the CEO. The maximum total compensation including all maximum possible benefits is €15.0 million for ordinary Executive Board members and €34.5 million for the CEO. When determining the compensation structure and the target compensation for the individual members of the Executive Board, the Supervisory Board must ensure that the potential payments, taking the STI and LTI caps into account, cannot exceed the maximum compensation and the maximum total compensation.

To illustrate the maximum total compensation, the LTI is allocated as high as the defined ranges allow, and the fixed compensation is allocated as low as the defined ranges allow. For this purpose, the recurring benefits include retirement pension, foreign currency exchange rate cap, and fringe benefits.

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

Decisions for 2021

No corrections were made to the payout amounts for the STI 2020 or LTI 2016 Plan tranche 2017 paid in May 2021. Based on the annual compensation review, the Supervisory Board may reduce the total compensation or individual compensation components, but only in the scope required by applicable law.

On February 23, 2022, the Supervisory Board assessed SAP’s performance against the previously agreed targets and determined the amount of the STI 2021 for the entire Executive Board.

STI Target Achievement 2021

KPI	100% Target Value	Target Achievement (in %)
Current cloud backlog[1]	€8,843 million	140.0
Cloud and software revenue growth[1]	+0.8%	140.0
Operating margin increase[1]	−212bps to −179bps	140.0
Customer Net Promoter Score	+5 to +10	100.0
Employee Engagement Index	84%	91.7
Net carbon emissions	145 kt CO2	128.0

1 Non-IFRS, at constant currencies

According to the compensation system approved in 2020, the overall hurdle for the STI is 50% effective from 2021. The cap remains 140%. The target achievement for the STI 2021 was 133.3%.

LTI 2020 − Tranche 2021 − FSU 100% Targets

In 2021, the Supervisory Board defined the 100% targets for the FSUs of the LTI 2020 – tranche 2021. The targets are derived from the 2025 ambition communicated in October 2020.

100% Target Value
KPI	(cumulative 2021 to 2023)
Cloud revenue[1]	€34.1 billion
Total revenue[1]	€86.3 billion
Operating profit[1]	€24.1 billion

1 Non-IFRS, at constant currencies

In the second quarter of 2021 and effective retroactively for the full year 2021, SAP changed its non-IFRS definition in order to be compliant with Securities and Exchange Commission (SEC) requirements for external financial reporting. For more information, see the Performance Management System section in the SAP Integrated Report 2021. The adjustment amounts were immaterial for 2021.

The Supervisory Board did not request that any Executive Board member return payments (clawback provision).

Overview of the Relations Between Target and Payout for Performance-Based Compensation

The total target achievements of the STI reflect the relation between the target amount and the payout amount. The STIs for the years 2017 to 2020 were already paid out.

STI Total Target Achievement

Percentage	2021	2020	2019	2018	2017
	133.3	0	82.4	93.0	88.2

The relation between the LTI target amounts for the 2018 to 2021 tranches and the theoretical payout amounts are based on SAP’s share price at year end. The 2017 tranche discloses the relation between the respective target amount and the actual payout amount in May 2021. The payout price for the tranche 2017 was calculated as the average share price between February 1 and March 1, 2021.

Relation Between Target Amount and Payout Amount of the LTI

Percentage	LTI 2020		LTI 2016 Plan

	2021	2020	2019	2018	2017
	Tranche[1]	Tranche[1]	Tranche[1]	Tranche[1]	Tranche
12/31/2021	131.8	54.7	96.9	55.9	49.6
12/31/2020	NA	45.5	100.9	48.0	49.9

1 Consideration of theoretical payout amounts based on SAP’s share price and market data at year end

Amount of Compensation for 2021

We present the Executive Board compensation disclosures in accordance with section 162 of the AktG, for the current year as well as for the previous year 2020. For each member of the Executive Board, the following tables disclose the compensation awarded and due as well as the contractual compensation in the reporting year.

Contractual Compensation

The contractual compensation shows the target amounts agreed in the individual employment contracts, including fringe benefits, and corresponds to a target achievement of 100% for the respective periods. If the appointment term commences or ends during a financial year, the compensation is disclosed pro rata temporis.

As the fixed compensation and the STI are determined in the Executive Board member's home currency, a maximum euro equivalent (“euro cap”) is considered to limit the exchange rate fluctuations to 20% of the sum of contractual values for fixed compensation, STI, and LTI in euros. For conversion purposes from home currency into euro, for fixed compensation the average exchange rate and for the one-year variable compensation the year-end exchange rate of the respective period applies. The difference to the contractual exchange rate is disclosed.

It is ensured that the potential payments, taking the STI and LTI caps into account, cannot exceed the maximum compensation and the maximum total compensation.

Compensation Awarded and Due

Compensation that has been received and/or earned in the reporting year is defined as compensation awarded and due based on section 162 of the AktG. This means that the underlying services were fully rendered by the end of the reporting year, although payout only occurs after the end of the reporting year, in order to make reporting transparent and comprehensible and in order to ensure a connection between performance and compensation in the reporting period.

Therefore, the STI 2021 and the LTI 2016 Plan tranche 2018 are both reported in 2021. The compensation awarded and due related to the LTI 2016 Plan tranche 2018 is disclosed with the share price at year end. The payout of this tranche in May 2022 will be calculated based on the performance period according to the plan terms.

For the fixed compensation and the STI paid out in the Executive Board member’s home currency, the amounts are converted to euro for reporting purposes. While for the fixed compensation and fringe benefits conversion into euro the annual average exchange rate applies, the STI is converted with the exchange rate at year end. For the actual payout of the STI, which is due after the annual shareholders meeting, the exchange rate at payout will apply.

Furthermore, and as reported in the 2020 Compensation Report, the Supervisory Board resolved the granting of supplementary compensation for 2020, as permitted under the compensation system in exceptional situations, which was paid out after the Annual General Meeting of Shareholders in May 2021. The Supervisory Board based its conclusion on the following assessment: Despite unprecedented challenges posed by the COVID-19 pandemic, related restrictions, and the ensuing economic crisis, the Executive Board members exhibited extraordinary performance, ensuring the Company remained profitable and positioned for long-term, sustainable success.

Specifically, the Executive Board members responded swiftly to the dynamic situation, ensuring the safety of employees, partners, and customers while safeguarding business continuity, among others, by facilitating virtual sales and remote implementations. A Pandemic Taskforce was set up to stay close to employee needs and ensure their well-being, including through such offerings as mental health initiatives. This focus on customers and employees was reflected in an increase of the Customer Net Promoter Score (NPS) by 10 points and an increase in the Employee Engagement Index. In a completely virtual setting, the Executive Board increased the speed of transformation for SAP. The initial public offering (IPO) of Qualtrics and the strategic partnership with Microsoft Teams were just two examples in this regard. The Executive Board did not reduce employee hours, consider lay-offs, or accept large state aid packages. It safeguarded profitability by ensuring cloud and software revenue growth and applying cost-savings measures where appropriate, which have increased the Company’s operating profit. In 2020, the Company exceeded all revised 2020 revenue targets and hit the high end of its operating profit outlook, even as the COVID-19 pandemic persisted. In fact, except for cloud revenue, the Company ultimately reached the guidance provided in April 2020. Cloud revenue continued to be the major growth driver, growing 18% at constant currencies. This was impacted by a decline in transactional revenue in the Intelligent Spend business mainly due to a decrease in business travel. Excluding this, cloud revenue growth across the Company’s software-as-a-service and platform-as-a-service cloud solutions was 27% at constant currencies. In addition, in 2020, the Company achieved record cash flow results with a 106% increase in operating cash flow and a 164% increase in free cash flow, paid an increased dividend (55% payout ratio), and completed a €1.5 billion share buyback program in 2020. The Supervisory Board considered the supplementary compensation a positive signal to current and future members of the Executive Board which presented an opportunity to strengthen their commitment to SAP and contribution to safeguarding the Company’s long-term success.

All Executive Board members were obliged to purchase SAP shares worth at least the net payout amount in accordance with appropriate trading period regulations. These shares are subject to a three-year holding period.

Executive Board Members’ Compensation

							Christian Klein
							CEO
					Contractual Compensation		Compensation Awarded and Due
		2021	2021	2020	2020	2020
€ thousands	2021	(Min)	(Max)		(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	1,100.0	1,100.0	1,100.0	1,100.0	1,100.0	1,100.0	1,100.0	18.7	1,100.0	98.4
Fringe benefits[1]	18.6	0	220.0	17.9	0	220.0	18.6	0.3	17.9	1.6
Total non-performance compensation	1,118.6	1,100.0	1,320.0	1,117.9	1,100.0	1,320.0	1,118.6	19.1	1,117.9	100.0
Supplementary compensation				1,100.0	1,100.0	1,100.0	1,100.0	18.7		0
One-year variable compensation
STI 2020				1,900.0	0	2,660.0		0	0	0
STI 2021	1,900.0	0	2,660.0				2,532.7	43.1		0
Multiyear variable compensation
LTI 2016 Plan - Tranche 2018							1,118.4	19.1		0
LTI 2020 - Tranche 2020				5,500.0	0	14,666.7		0		0
LTI 2020 - Tranche 2021	5,500.0	0	14,666.7					0		0
Total performance compensation	7,400.0	0	17,326.7	8,500.0	1,100.0	18,426.7	4,751.1	80.9	0	0
Total	8,518.6	1,100.0	18,646.7	9,617.9	2,200.0	19,746.7	5,869.7	100.0	1,117.9	100.0

							Sabine Bendiek
							Member of the Executive Board (from 1/1/2021)
					Contractual Compensation		Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	700.0	700.0	700.0				700.0	17.3		0
Fringe benefits[1]	53.7	0	70.0				53.7	1.3		0
Replacement award	1,400.0	1,400.0	1,400.0				1,400.0	34.5		0
Total non-performance compensation	2,153.7	2,100.0	2,170.0	0	0	0	2,153.7	53.1	0	0
One-year variable compensation
STI 2021	1,425.8	0	1,996.1				1,900.5	46.9		0
Multiyear variable compensation
LTI 2020 - Tranche 2021	3,374.3	0	8,998.1					0		0
Total performance compensation	4,800.1	0	10,994.3	0	0	0	1,900.5	46.9	0	0
Total	6,953.8	2,100.0	13,164.3	0	0	0	4,054.2	100.0	0	0

With her appointment to the Executive Board, Sabine Bendiek received exceptional grants to compensate the loss of previously earned and forfeited compensation with her previous employer. The total loss of compensation was €3.48 million. The distribution of this amount reflects the nature and timing of the forfeited compensation as far as possible within the SAP compensation system. This results for 2021 in a replacement award of €1.4 million, an additional STI of €0.3 million, and an additional LTI grant of €1.2 million. These amounts are included in the table above. The outstanding difference will be granted as an LTI award in 2022. The replacement award is not considered in the maximum target compensation.

							Adaire Fox-Martin
							Member of the Executive Board (until 1/31/2021)
					Contractual Compensation		Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	66.7	66.7	66.7	800.0	800.0	800.0	66.7	6.6	800.0	49.4
Fringe benefits[1]	1.7	0	7.0	28.3	0	80.0	1.7	0.2	28.3	1.7
Total non-performance compensation	68.4	66.7	73.7	828.3	800.0	880.0	68.4	6.8	828.3	51.2
Supplementary compensation				800.0	800.0	800.0	800.0	79.6		0
One-year variable compensation
STI 2020				1,200.0	0	1,680.0		0	0	0
STI 2021	102.8	0	143.9				137.0	13.6		0
Multiyear variable compensation
LTI 2016 Plan - Tranche 2017								0	791.0	48.8
LTI 2016 Plan - Tranche 2018								0		0
LTI 2020 - Tranche 2020				4,000.0	0	10,666.7		0		0
LTI 2020 - Tranche 2021	339.7	0	905.9					0		0
Total performance compensation	442.5	0	1,049.9	6,000.0	800.0	13,146.7	937.0	93.2	791.0	48.8
Total	510.9	66.7	1,123.6	6,828.3	1,600.0	14,026.7	1,005.4	100.0	1,619.3	100.0

							Luka Mucic
							Member of the Executive Board
					Contractual Compensation		Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	737.5	737.5	737.5	700.0	700.0	700.0	737.5	17.1	700.0	36.9
Fringe benefits[1]	17.2	0	74.0	15.7	0	70.0	17.2	0.4	15.7	0.8
Total non-performance compensation	754.7	737.5	811.5	715.7	700.0	770.0	754.7	17.5	715.7	37.8
Supplementary compensation				700.0	700.0	700.0	700.0	16.3		0
One-year variable compensation
STI 2020				1,125.8	0	1,576.1		0	0	0
STI 2021	1,144.0	0	1,601.6				1,525.0	35.4		0
Multiyear variable compensation
LTI 2016 Plan - Tranche 2017								0	1,179.0	62.2
LTI 2016 Plan - Tranche 2018							1,327.7	30.8		0
LTI 2020 - Tranche 2020				2,374.3	0	6,331.5		0		0
LTI 2020 - Tranche 2021	2,770.4	0	7,387.7					0		0
Total performance compensation	3,914.4	0	8,989.3	4,200.1	700.0	8,607.6	3,552.7	82.5	1,179.0	62.2
Total	4,669.1	737.5	9,800.8	4,915.8	1,400.0	9,377.6	4,307.4	100.0	1,894.7	100.0

With the reappointment of Luka Mucic, the Supervisory Board resolved to increase his annual target compensation from €4.2 million to €4.8 million. This increase reflects his enhanced remit, which now includes responsibility for SAP’s business process intelligence portfolio. The pro-rata increase is reflected in the table above effective April 1, 2021.

							Juergen Mueller
							Member of the Executive Board
	Contractual Compensation						Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	700.0	24.0	700.0	97.4
Fringe benefits[1]	21.8	0	70.0	18.7	0	70.0	21.8	0.7	18.7	2.6
Total non-performance compensation	721.8	700.0	770.0	718.7	700.0	770.0	721.8	24.7	718.7	100.0
Supplementary compensation				700.0	700.0	700.0	700.0	24.0		0
One-year variable compensation
STI 2020				1,125.8	0	1,576.1		0	0	0
STI 2021	1,125.8	0	1,576.1				1,500.6	51.3		0
Multiyear variable compensation
LTI 2020 - Tranche 2020				2,174.3	0	5,798.1		0		0
LTI 2020 - Tranche 2021	2,174.3	0	5,798.1					0		0
Total performance compensation	3,300.1	0	7,374.2	4,000.1	700.0	8,074.2	2,200.6	75.3	0	0
Total	4,021.9	700.0	8,144.2	4,718.8	1,400.0	8,844.2	2,922.4	100.0	718.7	100.0

	Scott Russell
	Member of the Executive Board (from 2/1/2021)
	Contractual Compensation						Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	733.3	733.3	733.3				733.3	32.8		0
Fringe benefits[1]	12.6	0	183.0				12.6	0.6		0
Exchange rate fluctuations (euro cap)2	85.0	0	878.7				85.0	3.8		0
Total non-performance compensation	830.9	733.3	1,795.0	0	0	0	830.9	37.2	0	0
One-year variable compensation
STI 2021	1,052.3	0	1,473.2				1,402.8	62.8		0
Multiyear variable compensation
LTI 2020 – Tranche 2021	2,607.9	0	6,954.5					0		0
Total performance compensation	3,660.2	0	8,427.7	0	0	0	1,402.8	62.8	0	0
Total	4,491.1	733.3	10,222.7	0	0	0	2,233.7	100.0	0	0

	Thomas Saueressig
	Member of the Executive Board
	Contractual Compensation						Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	700.0	700.0	700.0	700.0	700.0	700.0	700.0	24.0	700.0	97.5
Fringe benefits[1]	19.0	0	70.0	17.6	0	70.0	19.0	0.7	17.6	2.5
Total non-performance compensation	719.0	700.0	770.0	717.6	700.0	770.0	719.0	24.6	717.6	100.0
Supplementary compensation				700.0	700.0	700.0	700.0	24.0		0
One-year variable compensation
STI 2020				1,125.8	0	1,576.1		0	0	0
STI 2021	1,125.8	0	1,576.1				1,500.6	51.4		0
Multiyear variable compensation
LTI 2020 – Tranche 2020				2,174.3	0	5,798.1		0		0
LTI 2020 – Tranche 2021	2,174.3	0	5,798.1					0		0
Total performance compensation	3,300.1	0	7,374.3	4,000.1	700.0	8,074.3	2,200.6	75.4	0	0
Total	4,019.1	700.0	8,144.3	4,717.7	1,400.0	8,844.3	2,919.6	100.0	717.6	100.0

	Julia White
	Member of the Executive Board (from 3/1/2021)
	Contractual Compensation						Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	625.0	625.0	625.0				625.0	15.1		0
Fringe benefits[1]	20.6	0	156.0				20.6	0.5		0
Exchange rate fluctuations (euro cap)[3]	141.6	0	669.9				141.6	3.4
Replacement award	1,500.0	1,500.0	1,500.0				1,500.0	36.2		0
Total non-performance compensation	2,287.2	2,125.0	2,950.9	0	0	0	2,287.2	55.1	0	0
One-year variable compensation
STI 2021	1,396.2	0	1,954.7				1,861.2	44.9		0
Multiyear variable compensation
LTI 2020 – Tranche 2021	2,768.7	0	7,383.2					0		0
Total performance compensation	4,164.9	0	9,337.9	0	0	0	1,861.2	44.9	0	0
Total	6,452.1	2,125.0	12,288.8	0	0	0	4,148.4	100.0	0	0

With her appointment to the Executive Board, Julia White received exceptional grants to compensate the loss of previously earned and forfeited compensation with her previous employer. The total loss of compensation was €5.46 million. The distribution of this amount reflects the nature and timing of the forfeited compensation as far as possible within the SAP compensation system. This results for 2021 in a replacement award of €1.5 million, an additional STI of €0.4 million, and an additional LTI grant of €1.0 million. These amounts are included in the table above. The outstanding difference will be granted as STI and LTI awards in 2022 and 2023. The replacement award is not considered in the maximum target compensation.

	Total Executive Board
	Contractual Compensation						Compensation Awarded and Due
		2021	2021		2020	2020
€ thousands	2021	(Min)	(Max)	2020	(Min)	(Max)	2021	in %	2020	in %
Fixed compensation	5,362.5	5,362.5	5,362.5	4,000.0	4,000.0	4,000.0	5,362.5	19.5	4,000.0	65.9
Fringe benefits[1]	165.2	0	850.0	98.2	0	510.0	165.2	0.6	98.2	1.6
Exchange rate fluctuations (euro cap)	226.6	0	1,548.6	0	0	0	226.6	0.8	0	0
Replacement award	2,900.0	2,900.0	2,900.0	0	0	0	2,900.0	10.6	0	0
Total non-performance compensation	8,654.3	8,262.5	10,661.1	4,098.2	4,000.0	4,510.0	8,654.3	31.5	4,098.2	67.5
Supplementary compensation	0	0	0	4,000.0	4,000.0	4,000.0	4,000.0	14.6	0	0
One-year variable compensation
STI 2020	0	0	0	6,477.4	0	9,068.3	0	0	0	0
STI 2021	9,272.7	0	12,981.7	0	0	0	12,360.4	45.0	0	0
Multiyear variable compensation
LTI 2016 Plan – Tranche 2017	0	0	0	0	0	0	0	0	1,970.0	32.5
LTI 2016 Plan – Tranche 2018	0	0	0	0	0	0	2,446.1	8.9	0	0
LTI 2020 – Tranche 2020	0	0	0	16,222.9	0	43,261.1	0	0	0	0
LTI 2020 – Tranche 2021	21,709.7	0	57,892.5	0	0	0	0	0	0	0
Total performance compensation	30,982.3	0	70,874.2	26,700.3	4,000.0	56,329.4	18,806.5	68.5	1,970.0	32.5
Total	39,636.6	8,262.5	81,535.3	30,798.5	8,000.0	60,839.4	27,460.8	100.0	6,068.2	100.0

1	Insurance contributions, the private use of company cars and aircraft, payments and related supplements for relocation, benefits in kind, reimbursement of costs for preparation of tax returns, and tax gross-ups according to local conditions
2	The value of the fixed and one-year variable compensation is granted in Singapore dollars.
3	The value of the fixed and one-year variable compensation is granted in U.S. dollars.

Share-Based Payment Information Relating to Long-Term Incentives

Members of the Executive Board received, hold, or held Share Units issued to them under the LTI 2020 and hold or held Share Units issued to them under the LTI 2016 Plan. For more information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements of the Integrated Report 2021, Note (B.3).

Executive Board Members’ Holdings

			1/1/2021	During the Year			12/31/2021
					Exercised (E)/				Thereof
					Adjusted (A)/			Thereof	Subject to
Quantity of Share Units	Specification	Grant Date	Outstanding	Granted	Forfeited (F)		Outstanding	Unvested	Holding Period
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	17,230	0		17,230	17,230	17,230
	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	17,230	0		17,230	17,230	17,230
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	17,230	0		17,230	17,230	17,230
	LTI 2020 - Tranche 2020 - FSU	2/29/2020	14,834	0	0		14,834	14,834	14,834
	LTI 2020 - Tranche 2020 - MSU	2/29/2020	14,834	0	0		14,834	14,834	14,834
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	14,834	0	0		14,834	14,834	14,834
Christian Klein (CEO)	LTI 2016 - Tranche 2019 - PSU	11/20/2019	4,678	0	0		4,678	4,678	4,678
	LTI 2016 - Tranche 2019 - PSU	2/20/2019	15,628	0	0		15,628	15,628	15,628
	LTI 2016 - Tranche 2019 - RSU	11/20/2019	3,119	0	0		3,119	3,119	3,119
	LTI 2016 - Tranche 2019 - RSU	2/20/2019	10,419	0	0		10,419	10,419	10,419
	LTI 2016 – Tranche 2018 – PSU	2/21/2018	13,431	0	0		13,431	0	13,431
	LTI 2016 – Tranche 2018 – RSU	2/21/2018	8,954	0	0		8,954	0	8,954
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	10,570	0		10,570	10,570	10,570
Sabine Bendiek (from 1/1/2021)	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	10,570	0		10,570	10,570	10,570
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	10,570	0		10,570	10,570	10,570
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	12,531	-12,531	F	0	0	0
	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	12,531	-12,531	F	0	0	0
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	12,531	-12,531	F	0	0	0
	LTI 2020 - Tranche 2020 - FSU	2/29/2020	10,788	0	-10,788	F	0	0	0
	LTI 2020 - Tranche 2020 - MSU	2/29/2020	10,788	0	-10,788	F	0	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	10,788	0	-10,788	F	0	0	0
Adaire Fox-Martin	LTI 2016 - Tranche 2019 - PSU	7/25/2019	2,382	0	-2,382	F	0	0	0
(until 1/31/2021)	LTI 2016 - Tranche 2019 - PSU	2/20/2019	15,628	0	-15,628	F	0	0	0
	LTI 2016 - Tranche 2019 - RSU	7/25/2019	1,588	0	-1,588	F	0	0	0
	LTI 2016 - Tranche 2019 - RSU	2/20/2019	10,419	0	-10,419	F	0	0	0
	LTI 2016 - Tranche 2018 - PSU	2/21/2018	15,944	0	-15,944	F	0	0	0
	LTI 2016 - Tranche 2018 - RSU	2/21/2018	10,630	0	-10,630	F	0	0	0
	LTI 2016 - Tranche 2017 - PSU	4/13/2017	11,123	0	-11,123	A	0	0	0
	LTI 2016 - Tranche 2017 - RSU	4/13/2017	7,416	0	-7,416	E	0	0	0
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	8,679	0		8,679	8,679	8,679
	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	8,679	0		8,679	8,679	8,679
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	8,679	0		8,679	8,679	8,679
	LTI 2020 - Tranche 2020 - FSU	2/29/2020	6,403	0	0		6,403	6,403	6,403
	LTI 2020 - Tranche 2020 - MSU	2/29/2020	6,403	0	0		6,403	6,403	6,403
Luka Mucic	LTI 2020 - Tranche 2020 - RSU	2/29/2020	6,403	0	0		6,403	6,403	6,403
	LTI 2016 - Tranche 2019 - PSU	2/20/2019	15,628	0	0		15,628	15,628	15,628
	LTI 2016 - Tranche 2019 - RSU	2/20/2019	10,419	0	0		10,419	10,419	10,419
	LTI 2016 - Tranche 2018 - PSU	2/21/2018	15,944	0	0		15,944	0	15,944
	LTI 2016 - Tranche 2018 - RSU	2/21/2018	10,630	0	0		10,630	0	10,630
	LTI 2016 - Tranche 2017 - PSU	2/22/2017	16,571	0	-16,571	A	0	0	0
	LTI 2016 - Tranche 2017 - RSU	2/22/2017	11,048	0	-11,048	E	0	0	0
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	8,170	0		8,170	8,170	8,170
Scott Russell (from 2/1/2021)	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	8,170	0		8,170	8,170	8,170
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	8,170	0		8,170	8,170	8,170
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
Juergen Mueller	LTI 2020 - Tranche 2020 - FSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
	LTI 2020 - Tranche 2020 - MSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
	LTI 2016 - Tranche 2019 - PSU	2/20/2019	14,311	0	0		14,311	14,311	14,311
	LTI 2016 - Tranche 2019 - RSU	2/20/2019	9,541	0	0		9,541	9,541	9,541
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	6,811	0		6,811	6,811	6,811
	LTI 2020 - Tranche 2020 - FSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
Thomas Saueressig	LTI 2020 - Tranche 2020 - MSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	5,864	0	0		5,864	5,864	5,864
	LTI 2016 - Tranche 2019 - PSU	11/1/2019	2,392	0	0		2,392	2,392	2,392
	LTI 2016 - Tranche 2019 - RSU	11/1/2019	1,594	0	0		1,594	1,594	1,594
	LTI 2020 - Tranche 2021 - FSU	3/22/2021	0	8,674	0		8,674	8,674	8,674
Julia White (from 3/1/2021)	LTI 2020 - Tranche 2021 - MSU	3/22/2021	0	8,674	0		8,674	8,674	8,674
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	0	8,674	0		8,674	8,674	8,674
Total			370,696	238,428	-172,706		436,418	387,459	436,418

Main Conditions

			Grant Date Fair Value	End of Performance	End of
Specification	Grant Date	Grant Price (in €)	(in €)	Period	Vesting Period	Payout
LTI 2020 – Tranche 2021 – FSU	3/22/2021	106.405	100.28	December 2023	12/31/2024	May 2025
LTI 2020 – Tranche 2021 – MSU	3/22/2021	106.405	115.19	February 2024	12/31/2024	May 2025
LTI 2020 – Tranche 2021 – RSU	3/22/2021	106.405	100.28	NA	12/31/2024	May 2025
LTI 2020 – Tranche 2020 – FSU	2/29/2020	123.593	110.65	December 2022	12/31/2023	May 2024
LTI 2020 – Tranche 2020 – MSU	2/29/2020	123.593	122.22	February 2023	12/31/2023	May 2024
LTI 2020 – Tranche 2020 – RSU	2/29/2020	123.593	110.65	NA	12/31/2023	May 2024
LTI 2016 – Tranche 2019 – PSU	2/20/2019	92.886	93.71	February 2023	12/31/2022	May 2023
LTI 2016 – Tranche 2019 – RSU	2/20/2019	92.886	88.54	NA	12/31/2022	May 2023
LTI 2016 – Tranche 2018 – PSU	2/21/2018	85.236	80.84	February 2022	12/31/2021	May 2022
LTI 2016 – Tranche 2018 – RSU	2/21/2018	85.236	79.01	NA	12/31/2021	May 2022
LTI 2016 – Tranche 2017 – PSU	2/22/2017	85.965	88.88	February 2021	12/31/2020	May 2021
LTI 2016 – Tranche 2017 – RSU	2/22/2017	85.965	83.60	NA	12/31/2020	May 2021

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

The following retirement pension agreements apply to the individual members of the Executive Board:

–	Sabine Bendiek, Adaire Fox-Martin, Christian Klein, Luka Mucic, Juergen Mueller, and Thomas Saueressig are entitled to receive a retirement pension when they reach the retirement age of 62 and retire from their Executive Board seat; or a disability pension depending on a health examination if, before reaching the regular retirement age, they become subject to occupational disability or permanent incapacity. A surviving dependent’s pension is paid on the death of a former member of the Executive Board, if covered. The disability pension is 100% of the vested retirement pension entitlement and is payable until the beneficiary’s 62nd birthday, after which it is replaced by a retirement pension. The surviving dependent’s pension is 60% of the retirement pension or vested disability pension entitlement at death. Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance or by 1% annually, depending on the agreement. If service is ended before the retirement age of 62, pension entitlement is reduced in proportion as the actual length of service stands in relation to the maximum possible length of service. Alternatively, the entitlement to benefits corresponds to the pension contributions paid up to that point. The applied retirement pension plan is contributory. The contribution is 4% of applicable compensation up to the applicable income threshold plus 14% of applicable compensation above the applicable income threshold. For this purpose, applicable compensation is 180% of annual base salary. The applicable income threshold is the statutory annual income threshold for the state pension plan in Germany (West), as amended from time to time.
–	SAP made contributions to a third-party pension plan for Julia White. SAP’s matching contributions are based on payments by Julia White into this pension plan.

Pension Entitlements of Current Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Service Cost		(DBO)		Plan Assets		(Asset)
€ thousands	2021	2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Christian Klein (CEO)[1]	251.1	172.7	878.3	768.1	751.7	435.1	126.6	333.0
Sabine Bendiek[1] (from 1/1/2021)	156.3	0	133.1	0	162.2	0	-29.1	0
Adaire Fox-Martin1 (until 1/31/2021)	151.9	143.1	540.3	565.9	720.1	581.3	-179.8	-15.4
Luka Mucic[1]	173.4	181.4	1,184.9	1,148.5	1,120.9	950.4	64.0	198.1
Juergen Mueller[1]	139.8	145.4	373.0	282.8	456.9	301.5	-83.9	-18.7
Thomas Saueressig[1]	170.1	182.9	324.9	208.3	307.9	163.7	17.0	44.6
Total	1,042.6	825.5	3,434.5	2,973.6	3,519.7	2,432.0	-85.2	541.6

1 The values shown here only reflect the pension entitlements that Christian Klein, Sabine Bendiek, Adaire Fox-Martin, Luka Mucic, Juergen Mueller, and Thomas Saueressig will receive from the retirement pension plan for Executive Board members.

Pension Entitlements of Former Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Pension Payments		(DBO)		Plan Assets		(Asset)
€ thousands	2021	2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Werner Brandt (until 6/30/2014)	102.1	99.9	2,545.8	2,783.6	1,693.9	1,731.8	851.9	1,051.9
Luisa Deplazes Delgado (until 6/30/2013)	0	0	161.2	175.4	180.9	178.1	-19.7	-2.7
Michael Kleinemeiner (until 4/30/2020)[1]	0	866.6	0	0	0	0	0	0
Bernd Leukert (until 3/31/2019)	0	0	900.2	967.8	1,100.0	1,081.1	-199.8	-113.3
Gerhard Oswald (until 12/31/2016)	342.3	342.3	8,150.5	8,906.8	5,481.8	5,625.9	2,668.8	3,280.9
Stefan Ries (until 5/31/2020)	0	0	509.0	545.9	653.1	640.1	-144.1	-94.2

1 Retirement benefit as lump sum

Postcontractual Non-Compete Provisions

Each Executive Board member’s contract includes a 12-month postcontractual non-compete agreement. During this non-compete period, Executive Board members receive abstention payments corresponding to 50% of their average contractual compensation as members. This average is calculated on the basis of the preceding three years. Any other occupational income generated by the Executive Board member is deducted from their compensation. In accordance with the German Corporate Governance Code (GCGC), the Supervisory Board will offset any severance payments against such compensation for abstention.

The following table presents the theoretical amounts for the net present values of the postcontractual non-compete abstention payments. The calculation assumes the following:

-      The Executive Board member leaves SAP at the end of their respective current contract term.

-      Their final average contractual compensation prior to their departure equals their compensation in 2021.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Discount Rate (in %)	Net Present Value
Christian Klein (CEO)	4/30/2025	0.24	2,912.1
Sabine Bendiek (from 1/1/2021)	12/31/2023	-0.01	2,027.5
Luka Mucic	3/31/2026	0.42	2,115.7
Juergen Mueller	12/31/2024	0.20	1,452.5
Scott Russell (from 2/1/2021)	1/31/2024	0.01	1,116.6
Thomas Saueressig	10/31/2025	0.34	1,440.9
Julia White (from 3/1/2021)	2/29/2024	0.01	2,073.8
Total			13,139.1

Early End-of-Service Undertakings

Severance Payments

The contracts for all Executive Board members provide that on termination before full term (for example, by the Company without cause where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. In accordance with section G.13 of the GCGC, payments made to an Executive Board member due to early termination must not exceed twice the annual total compensation. In the case of change of control, the payment must not exceed 150% of the severance payment cap. Members are not entitled to that severance payment if they have not served SAP as a member of the Executive Board for at least one year or if they leave SAP SE for reasons for which they are responsible.

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

Compensation of Former Executive Board Members in 2021

	Non-Performance Compensation		Performance Compensation
				LTI 2016 Plan –
€ thousands	Others	% of Total	STI 2021	Tranche 2018	% of Total	Total
Robert Enslin (until 4/5/2019)		0		446.0	100.0	446.0
Adaire Fox-Martin (until 1/31/2021)	737.2	52.7	662.8		47.3	1,400.0
Michael Kleinemeier (until 4/30/2020)	687.4	40.8		996.0	59.2	1,683.4
Bernd Leukert (until 3/31/2019)	590.4	32.7		1,214.0	67.3	1,804.4
Bill McDermott (until 11/15/2019)		0		2,008.0	100.0	2,008.0
Jennifer Morgan (until 4/30/2020)		0		1,328.0	100.0	1,328.0
Stefan Ries (until 5/31/2020)	761.7	40.5		1,118.0	59.5	1,879.7

Payments to Executive Board Members Resigning in 2021

Adaire Fox-Martin resigned from her position as Executive Board member on her own accord effective January 31, 2021. A mutual agreement was reached with the Supervisory Board to end her employment at SAP effective June 30, 2021, including the following terms:

–	According to the service contract, no severance payment was made.
–	The STI 2021 was handled according to plan terms and will be due in 2022.

–	Granted rights under the LTI 2016 Plan and the LTI 2020 were handled according to plan terms. Therefore, the granted LTI tranches for 2018 to 2021 forfeited completely.
–	The postcontractual non-compete provision was canceled without compensation.
–	Compensation payments in a lump sum for tax advisory fees of €300,000 gross and for relocation assistance of €50,000 net were made.

LTI Holdings of Former Executive Board Members in 2021

			1/1/2021	During the Year		12/31/2021
				Exercised (E)/				Thereof Subject
				Adjusted (A)/			Thereof	to Holding
Quantity of Share Units	Specification	Grant Date	Outstanding	Forfeited (F)		Outstanding	Unvested	Period
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	15,893	0		15,893	0	15,893
	LTI 2016 – Tranche 2019 – RSU	2/20/2019	722	0		722	0	722
Robert Enslin	LTI 2016 – Tranche 2018 – PSU	2/21/2018	5,354	0		5,354	0	5,354
(until 4/5/2019)	LTI 2016 – Tranche 2018 – RSU	2/21/2018	3,569	0		3,569	0	3,569
	LTI 2016 – Tranche 2017 – PSU	2/22/2017	9,979	-9,979	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	2/22/2017	6,653	-6,653	E	0	0	0
	LTI 2020 – Tranche 2020 – FSU	2/29/2020	6,403	0		6,403	0	6,403
	LTI 2020 – Tranche 2020 – MSU	2/29/2020	6,403	0		6,403	0	6,403
	LTI 2020 – Tranche 2020 – RSU	2/29/2020	6,403	0		6,403	0	6,403
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	20,375	0		20,375	0	20,375
Michael Kleinemeier	LTI 2016 – Tranche 2019 – RSU	2/20/2019	5,213	0		5,213	0	5,213
(until 4/30/2020)	LTI 2016 – Tranche 2018 – PSU	2/21/2018	15,944	0		15,944	0	15,944
	LTI 2016 – Tranche 2018 – RSU	2/21/2018	7,974	0		7,974	0	7,974
	LTI 2016 – Tranche 2017 – PSU	2/22/2017	16,571	-16,571	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	2/22/2017	11,048	-11,048	E	0	0	0
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	20,335	0		20,335	0	20,335
	LTI 2016 – Tranche 2019 – RSU	2/20/2019	6,594	0		6,594	0	6,594
Bernd Leukert	LTI 2016 – Tranche 2018 – PSU	2/21/2018	17,959	0		17,959	0	17,959
(until 3/31/2019)	LTI 2016 – Tranche 2018 – RSU	2/21/2018	9,719	0		9,719	0	9,719
	LTI 2016 – Tranche 2017 – PSU	2/22/2017	18,665	-18,665	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	2/22/2017	12,444	-12,444	E	0	0	0
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	46,880	0		46,880	0	46,880
	LTI 2016 – Tranche 2019 – RSU	2/20/2019	7,348	0		7,348	0	7,348
Bill McDermott	LTI 2016 – Tranche 2018 – PSU	2/21/2018	24,113	0		24,113	0	24,113
(until 11/15/2019)	LTI 2016 – Tranche 2018 – RSU	2/21/2018	16,075	0		16,075	0	16,075
	LTI 2016 – Tranche 2017 – PSU	2/22/2017	38,435	-38,435	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	2/22/2017	25,623	-25,623	E	0	0	0
	LTI 2020 – Tranche 2020 – FSU	2/29/2020	4,904	0		4,904	0	4,904
	LTI 2020 – Tranche 2020 – MSU	2/29/2020	4,904	0		4,904	0	4,904
	LTI 2020 – Tranche 2020 – RSU	2/29/2020	4,904	0		4,904	0	4,904
	LTI 2016 – Tranche 2019 – PSU	11/20/2019	3,826	0		3,826	0	3,826
	LTI 2016 – Tranche 2019 – PSU	7/25/2019	2,781	0		2,781	0	2,781
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	15,628	0		15,628	0	15,628
Jennifer Morgan	LTI 2016 – Tranche 2019 – RSU	11/20/2019	2,552	0		2,552	0	2,552
(until 4/30/2020)	LTI 2016 – Tranche 2019 – RSU	7/25/2019	1,853	0		1,853	0	1,853
	LTI 2016 – Tranche 2019 – RSU	2/20/2019	10,419	0		10,419	0	10,419
	LTI 2016 – Tranche 2018 – PSU	2/21/2018	15,944	0		15,944	0	15,944
	LTI 2016 – Tranche 2018 – RSU	2/21/2018	10,630	0		10,630	0	10,630
	LTI 2016 – Tranche 2017 – PSU	4/13/2017	11,123	-11,123	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	4/13/2017	7,416	-7,416	E	0	0	0
	LTI 2020 – Tranche 2020 – FSU	2/29/2020	2,240	0		2,240	0	2,240
	LTI 2020 – Tranche 2020 – MSU	2/29/2020	2,240	0		2,240	0	2,240
	LTI 2020 – Tranche 2020 – RSU	2/29/2020	2,240	0		2,240	0	2,240
	LTI 2016 – Tranche 2019 – PSU	2/20/2019	13,165	0		13,165	0	13,165
Stefan Ries	LTI 2016 – Tranche 2019 – RSU	2/20/2019	8,776	0		8,776	0	8,776
(until 5/31/2020)	LTI 2016 – Tranche 2018 – PSU	2/21/2018	13,431	0		13,431	0	13,431
	LTI 2016 – Tranche 2018 – RSU	2/21/2018	8,954	0		8,954	0	8,954
	LTI 2016 – Tranche 2017 – PSU	2/22/2017	13,959	-13,959	A	0	0	0
	LTI 2016 – Tranche 2017 – RSU	2/22/2017	9,306	-9,306	E	0	0	0
Steve Singh	LTI 2016 – Tranche 2017 – PSU	2/22/2017	13,501	-13,501	A	0	0	0
(until 4/30/2017)	LTI 2016 – Tranche 2017 – RSU	2/22/2017	968	-968	E	0	0	0
Total			568,358	-195,691		372,667	0	372,667

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2021 or the previous year.

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

Comparative Information on the Change of Compensation and Company Performance

The following table discloses the relative change in compensation of active as well as former Executive Board members, the average compensation of the employees of the SAP Group (full-time equivalents), and year-over-year changes in selected earnings indicators. The compensation of Executive Board members is considered in accordance with section 162 of the AktG awarded and due.

The presentation of average employee compensation is based on the average full-time equivalent number of employees in the respective year. Average employee compensation comprises the personnel expenses for salaries, fringe benefits, employer contributions to social insurance, and any short-term and long-term variable compensation components attributable to the fiscal year. Therefore, employee compensation is also equivalent to granted and due compensation within the meaning of section 162 of the AktG and thus in line with Executive Board and Supervisory Board compensation.

	2017 to 2016	2018 to 2017	2019 to 2018	2020	2020 to 2019	2021	2021 to 2020
	Change in %	Change in %	Change in %	€ thousands	Change in %	€ thousands	Change in %
Current Executive Board Members
Christian Klein (CEO) (from 1/1/2018)	NA	NA	7	1,118	-40	5,870	425
Sabine Bendiek (from 1/1/2021)	NA	NA	NA	NA	NA	4,054	NA
Luka Mucic	41	107	-36	1,894	-46	4,307	127
Juergen Mueller (from 1/1/2019)	NA	NA	NA	719	-56	2,922	307
Scott Russell (from 2/1/2021)	NA	NA	NA	NA	NA	2,234	NA
Thomas Saueressig (from 11/1/2019)	NA	NA	NA	718	162	2,920	307
Julia White (from 3/1/2021)	NA	NA	NA	NA	NA	4,148	NA
Former Executive Board Members
Werner Brandt (until 6/30/2014)	-96	1	0	100	2	102	2
Angelika Dammann (until 7/8/2011)	NA	NA	NA	9	309	10	1
Robert Enslin (until 4/5/2019)	26	62	-59	710	-70	446	-37
Adaire Fox-Martin (until 1/31/2021)	NA	48	-8	1,619	-2	2,405	49
Michael Kleinemeier (until 4/30/2020)	-9	31	57	4,875	38	1,683	-65
Bernd Leukert (until 3/31/2019)	57	86	62	3,689	-59	1,804	-51
Bill McDermott (until 11/15/2019)	-55	48	-10	2,733	-79	2,008	-27
Jennifer Morgan (until 4/30/2020)	NA	62	10	16,251	747	1,328	-92
Gerhard Oswald (until 12/31/2016)	-2	-3	-82	342	-53	342	0
Stefan Ries (until 5/31/2020)	21	3	61	9,360	230	1,880	-80
Earnings Indicators
Total Revenue SAP Group (Non-IFRS)	6	5	12	27,343	-1	27,842	2
Total Revenue SAP SE (German Commercial Code)	8	4	7	14,669	-4	15,370	5
Operating Profit SAP Group (Non-IFRS)	2	6	15	8,287	1	8,230	-1
Net Income SAP SE (German Commercial Code)	10	-32	-31	2,485	87	2,692	8
Average Annual Compensation of Employees SAP Group	6	-8	21	128	-12	145	13

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

For membership of the Audit and Compliance Committee, Supervisory Board members receive an additional fixed annual compensation of € 16,500, and for membership of any other Supervisory Board committee € 11,000, provided that the committee concerned has met in the year. The chairperson of the Audit and Compliance Committee receives € 27,500, and the chairpersons of the other committees receive € 22,000. The fixed remuneration is payable after the end of the year.

Any members of the Supervisory Board who have served for less than the entire year receive one-twelfth of the annual remuneration for each month of service commenced. This also applies to the increased compensation of the chairperson and the deputy chairperson(s) and to the remuneration for the chairperson and the members of a committee.

Supervisory Board Members’ Compensation in 2021

€ thousands	2021					2020
	Fixed		Compensation for		Total	Fixed		Compensation for		Total
	Compensation	% of Total	Committee Work	% of Total		Compensation	% of Total	Committee Work	% of Total
Prof. Dr. h.c. mult. Hasso Plattner (Chairperson)	275.0	79.6	70.6	20.4	345.6	275.0	80.6	66.0	19.4	341.0
Lars Lamadé (Deputy Chairperson from 1/1/2022)	165.0	83.3	33.0	16.7	198.0	165.0	88.2	22.0	11.8	187.0
Pekka Ala-Pietilä (until 5/12/2021)	68.8	83.4	13.8	16.7	82.5	165.0	83.3	33.0	16.7	198.0
Manuela Asche-Holstein (from 7/8/2021)	82.5	96.7	2.8	3.3	85.3	NA	NA	NA	NA	NA
Panagiotis Bissiritsas (until 7/7/2021)	82.5	83.8	16.0	16.2	98.5	165.0	81.1	38.5	18.9	203.5
Aicha Evans	165.0	78.3	45.8	21.7	210.8	165.0	83.3	33.0	16.7	198.0
Diane Greene (until 12/9/2020)	NA	NA	NA	NA	NA	165.0	90.5	17.4	9.5	182.4
Prof. Dr. Gesche Joost	165.0	88.2	22.0	11.8	187.0	165.0	88.2	22.0	11.8	187.0
Margret Klein-Magar (Deputy Chairperson until 12/31/2021)	220.0	85.1	38.5	14.9	258.5	220.0	88.9	27.5	11.1	247.5
Monika Kovachka-Dimitrova	165.0	86.9	24.8	13.1	189.8	165.0	88.2	22.0	11.8	187.0
Peter Lengler (from 8/10/2021)	68.8	85.8	11.5	14.3	80.2	NA	NA	NA	NA	NA
Bernard Liautaud	165.0	86.1	26.6	13.9	191.6	165.0	83.3	33.0	16.7	198.0
Dr. Qi Lu (from 12/21/2020)	165.0	86.1	26.6	13.9	191.6	13.8	100.0	NA	NA	13.8
Gerhard Oswald	165.0	73.9	58.2	26.1	223.2	165.0	71.4	66.0	28.6	231.0
Christine Regitz	165.0	79.3	43.1	20.7	208.1	165.0	83.3	33.0	16.7	198.0
Dr. Friederike Rotsch	165.0	71.2	66.9	28.8	231.9	165.0	76.9	49.5	23.1	214.5
Heike Steck	165.0	80.7	39.4	19.3	204.4	165.0	88.2	22.0	11.8	187.0
Helmut Stengele (from 10/29/2021)	41.3	100.0	NA	NA	41.3	NA	NA	NA	NA	NA
Christa Vergien-Knopf (until 8/9/2021)	110.0	87.3	16.0	12.7	126.0	165.0	88.2	22.0	11.8	187.0
Dr. Rouven Westphal (from 5/12/2021)	110.0	79.2	28.9	20.8	138.9	NA	NA	NA	NA	NA
Dr. Gunnar Wiedenfels	165.0	81.1	38.5	18.9	203.5	165.0	81.1	38.5	18.9	203.5
James Wright	165.0	81.1	38.5	18.9	203.5	165.0	81.1	38.5	18.9	203.5
Ralf Zeiger (until 10/28/2021)	137.5	88.3	18.3	11.7	155.8	165.0	88.2	22.0	11.8	187.0
Total	3,176.3		679.7		3,856.0	3,148.8		605.9		3,754.7

In 2021, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1,698,000 (2020: €1,625,800).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Supervisory Board in 2021 or the previous year.

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

Comparative Information on the Change of Compensation and Company Performance

The following table discloses the relative change in compensation of active as well as former Supervisory Board members, the average compensation of the SAP employees (full-time equivalents), and year-over-year changes in selected earnings indicators.

	2017 to 2016	2018 to 2017	2019 to 2018	2020	2020 to 2019	2021	2021 to 2020
	Change in %	Change in %	Change in %	€ thousands	Change in %	€ thousands	Change in %
Current Supervisory Board Members
Prof. Dr. h.c. mult. Hasso Plattner (Chairperson)	0	0	-10	341	4	346	1
Lars Lamadé (Deputy Chairperson (from 1/1/2022)	0	0	0	187	0	198	6
Manuela Asche-Holstein (from 7/8/2021)	NA	NA	NA	NA	NA	85	NA
Aicha Evans (from 7/1/2017)	NA	108	2	198	0	211	6
Prof. Dr. Gesche Joost	0	0	0	187	0	187	0
Margret Klein-Magar (Deputy Chairperson until 12/31/2021)	-2	-2	2	248	0	259	4
Monika Kovachka-Dimitrova (from 5/15/2019)	NA	NA	NA	187	50	190	1
Peter Lengler (from 8/10/2021)	NA	NA	NA	NA	NA	80	NA
Bernard Liautaud	0	0	-6	198	6	192	-3
Dr. Qi Lu (from 12/21/2020)	NA	NA	NA	14	NA	192	1,288
Gerhard Oswald (from 1/1/2019)	NA	NA	NA	231	6	223	-3
Christine Regitz	0	0	4	198	1	208	5
Dr. Friederike Rotsch (from 5/17/2018)	NA	NA	62	215	3	232	8
Heike Steck (from 5/15/2019)	NA	NA	NA	187	50	204	9
Helmut Stengele (from 10/29/2021)	NA	NA	NA	NA	NA	41	NA
Dr. Rouven Westphal (from 5/12/2021)	NA	NA	NA	NA	NA	139	NA
Dr. Gunnar Wiedenfels (from 5/15/2019)	NA	NA	NA	204	50	204	0
James Wright (from 5/15/2019)	NA	NA	NA	204	50	204	0
Former Supervisory Board Members
Pekka Ala-Pietilä (until 5/12/2021)	0	4	-11	198	8	83	-58
Panagiotis Bissiritsas (until 7/7/2021)	0	0	0	204	0	99	-52
Christa Vergien-Knopf (from 5/15/2019 until 8/9/2021)	NA	NA	NA	187	50	126	-33
Ralf Zeiger (from 5/15/2019 until 10/28/2021)	NA	NA	NA	187	50	156	-17
Earnings Indicators
Total Revenue SAP Group (Non-IFRS)	6	5	12	27,343	-1	27,842	2
Total Revenue SAP SE (German Commercial Code)	8	4	7	14,669	-4	15,370	5
Operating Profit SAP Group (Non-IFRS)	2	6	15	8,287	1	8,230	-1
Net Income SAP SE (German Commercial Code)	10	-32	-31	2,485	87	2,692	8
Average Annual Compensation of Employees SAP Group	6	-8	21	128	-12	145	13

Employee

Headcount and Personnel Expense

As at December 31, 2021, we employed 107,415 full-time equivalent (FTE) employees worldwide (2020: 102,430). This represents an increase in the workforce of 4,985 FTEs (914 thereof from acquisitions) in comparison to 2020. The average number of employees in 2021 was 104,364 (2020: 101,476).

We define headcount in FTE as the number of people on permanent employment contracts, taking into account their staffing percentage. Numbers disclosed in the Human Capital Resources section are based on FTE or headcount. Students, individuals employed by SAP but currently not working for reasons such as maternity leave, and temporary employees on limited contracts of less than six months, are excluded from our figures. The number of temporary employees is not material.

Our average personnel expense for each employee grew to approximately €149,000 in 2021 (2020: approximately €132,000). This increase is primarily due to an increase of share-based payment expenses. The personnel expense for each employee is defined as the overall personnel expense divided by the average number of employees. In 2021, we had 128 restructuring-related terminations (0.1%) compared to 1,037 in 2020 (1%).

For more information about employee compensation and a breakdown of the components of personnel expense, see the Notes to the Consolidated Financial Statements, Note (B.1) and Note (B.2).

Employee and Labor Relations

On a worldwide basis, we believe that our employee and labor relations are excellent.

On a corporate level, all employees of SAP in the member states of the European Union (including the United Kingdom for a transition period until May 2024) and in the contract states of the European Economic Area are represented by the SAP SE Works Council (WoC) (Europe). By law and agreement with SAP, the SAP SE WoC (Europe) is entitled to receive information on certain transnational matters and to consult with the Executive Board or a representative thereof. On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), hybris GmbH (Germany), Concur (Germany) GmbH, and Emarsys Interactive Services GmbH (Germany) are represented by separate works councils. Other employee representatives include the group works council (composed of members of the works councils of SAP SE, SAP Germany, hybris GmbH and Emarsys Interactive Services GmbH (Germany)), the representatives of severely disabled persons in all entities and on a group level (Germany) and the spokespersons committee as the representation of the executives of SAP SE (Germany).

Employees of each of SAP France, SAP France Holding, SAP Labs France and Concur (France) SAS are subject to the same collective agreement: “SYNTEC”. In France, effective December 31, 2019 the Workers Council, the Health and Safety Committee and the employee representative were replaced by a single instance named the “Economic and Social Committee”. Today, SAP France/SAP France Holding (in the same legal entity), SAP Labs France and Concur (France) SAS are represented by an Economic and Social Committee. The represented unions negotiate agreements with each of SAP France/SAP France Holding and SAP Labs France. For Concur (France) SAS the agreements are negotiated with the Economic and Social Committee. In addition, the employees of various other SAP entities, including SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAP Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP China Beijing, all entities in the Czech Republic (SAP ČR, spol. s r.o., SAP Services s.r.o., Ariba Czech s.r.o. and Concur Czech (s.r.o.)), SAP Brasil Ltda, SAP Korea Ltd. (Korea), SAP North West Africa Ltd. (Maroc), SAP Slovensko s.r.o. (Slovakia), SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o.(Slovenia), SAP Romania SRL, SAP Svenska Aktiebolag (Sweden), SAP UK Ltd., and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

Share Ownership

Beneficial Ownership of Shares

The ordinary shares beneficially owned by the persons listed in "Item 6. Directors, Senior Management and Employees — Compensation Report ” are disclosed in “Item 7. Major Shareholders and Related-Party Transactions — Major Shareholders.”

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 11, 2022, based on information provided by the Depositary there were 57,297,792 ADRs held of record by 716 registered holders. The ordinary shares underlying such ADRs represented 4.66% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 11, 2022 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all individuals who are currently members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively[1]	62,548,065	5.1
Hasso Plattner, Chairperson Supervisory Board, collectively[2]	75,669,584	6.159
Executive Board Members as a group (7 persons)	33,316	0.003
Supervisory Board Members as a group (18 persons)	75,697,923	6.162
Executive Board Members and Supervisory Board Members as a group (25 persons)[3]	75,731,239	6.165
BlackRock, Inc.[4]	78,704,988	6.4

1 The foregoing information is based on a Schedule 13G filed by Dietmar Hopp and other affiliated persons and companies on February 11, 2022.

2 Includes HP Endowment GmbH & Co. KG and Hasso Plattner Single Asset KG in which Hasso Plattner exercises sole voting and dispositive power.

3 We believe that, other than Hasso Plattner, each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of February 11, 2022.

4 As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP's outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 11, 2022, and has not provided such information. The foregoing information is based on a Schedule 13G filed by BlackRock, Inc. on February 1, 2022.

Currently we are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.

Related-Party Transactions

For information on related-party transactions see Note (G.6) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Financial Statement Schedule

See “Item 18. Financial Statements” and pages F-1 through F-98.

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

Significant Changes

Share Repurchase Program

On January 13, 2022, SAP announced a new share repurchase program. The program, with a volume of up to €1 billion, is planned to be executed in the period between February 01 and December 31, 2022. It will be implemented based on the authorization granted by the Annual General Meeting of SAP SE on May 17, 2018, and in compliance with the restrictions set forth therein. Repurchased shares will primarily be used to service future awards granted under the ′Move SAP′ share-based compensation plan.

Intent to Acquire a Majority Stake in Taulia

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The transaction is expected to close in the first quarter of 2022, subject to satisfaction of specified regulatory approvals and closing conditions.

Ukraine/Russia Situation

SAP is closely monitoring developments in the Ukraine/Russia situation, and the potential risks and adverse effects. We have initiated business continuity measures, and will continue to assess the situation to assist us in developing measures to manage underlying risks.

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

Objects and Purposes

SAP’s Articles of Incorporation state that our objects involve, directly or indirectly, the development, production and marketing of products and the provision of services in the field of information technology and telecommunication, particularly in the following fields:

-      developing and marketing integrated product and service solutions for e-commerce;

-      developing software and cloud solutions and the licensing of their use to others;

-      organization and deployment consulting, as well as user training, for software and cloud solutions;

-      selling, leasing, renting and arranging the procurement and provision of all other forms of use of information technology systems and relevant accessories;

-      making capital investments in enterprises active within the scope of the corporate purpose to promote the opening and advancement of international markets in these fields.

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

The Supervisory Board, based on a recommendation by its Audit and Compliance Committee, provides its proposal for the election of the external independent auditor to the Annual General Meeting of Shareholders. The Supervisory Board is responsible for auditing the SAP SE financial statements, the consolidated financial statements, the combined management report, as well as the combined non-financial report. The Supervisory Board is also responsible for monitoring the auditor’s independence and the audit quality, a task it has delegated to the Audit and Compliance Committee.

Pursuant to Article 40 (3) sentence 1 of the SE Regulation, the number of members of the supervisory board and the rules for determining this number are to be laid down in the Articles of Incorporation. Furthermore, pursuant to Section 17 (1) SE-AG, the size of supervisory boards of companies which, like SAP SE, have a capital stock exceeding €10,000,000, is limited to 21 members. In line with these provisions as well as the EIA, the Articles of Incorporation of SAP SE provide that the Supervisory Board shall be composed of 18 members. Furthermore, it is provided in the EIA that the shareholders of SAP SE have the possibility to reduce the size of the Supervisory Board to 12 members (such decision has not been taken by the AGM yet).

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives with the remaining nine being appointed as employees’ representatives by the SE Works Council in accordance with the EIA (see below for details). The SE Works Council represents the SAP employees in member states of the European Union and in the contract states of the European Economic Area. Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. In 2021, there were three women on the shareholder representatives’ side of the Supervisory Board and five women on the employee representatives’ side. Thus, the percentage of women on the Supervisory Board exceeded the minimum quota of 30% throughout 2021.

The procedure for the appointment of the employee representatives on the Supervisory Board of SAP SE is governed by the EIA. In accordance with the EIA, the nine seats on the Supervisory Board reserved for employees’ representatives (“Employee Seats”) are allocated as follows: the first seven of the Employee Seats are allocated in proportion to the numbers of SAP employees employed in the individual countries (d`Hondt method), provided that if the first six seats are allocated to one country, the seventh seat is for the country with the second highest number of SAP employees. The eighth seat is allocated to the country represented in the SE Works Council with the highest number of SAP employees. The ninth seat is allocated to a country not already allocated a seat in the Supervisory Board but represented on the SE Works Council. In 2021 the first six seats were allocated to Germany, the seventh seat was allocated to the UK, the eighth seat was also allocated to Germany, and the ninth seat was allocated to a European country not represented by the first eight seats, as determined by the SE Works Council. The employees’ representatives for the first six seats allocated to Germany were determined by direct vote by all SAP employees with their principal place of employment in Germany. According to the EIA, the employees’ representative for the seventh seat allocated to the UK is generally determined according to the applicable provisions of the UK law on the election or appointment of employees’ representatives on a supervisory board. With regard to the eighth and ninth seats, members of the SE Works Council from Germany and Bulgaria were appointed by the SE Works Council as employees’ representatives.

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

All of the shareholder representatives are considered independent from SAP and the Supervisory Board. This is in compliance with the German Corporate Governance Code (GCGC), which stipulates that an adequate number of the shareholder representatives on our Supervisory Board be independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, and supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the European Regulation (EU) No 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse and the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP SE. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in an Annual General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

The Supervisory Board may appoint committees from among its members and may, to the extent permitted by law, entrust such committees with the authority to make decisions on behalf of the Supervisory Board. Currently the Supervisory Board maintains the following committees:

The Audit and Compliance Committee

The focus of the Audit and Compliance Committee (Prüfungs- und Compliance-Ausschuss) is the oversight of SAP’s external financial reporting as well as SAP’s risk management, internal controls (including internal controls over the effectiveness of the financial reporting process), corporate audit, corporate security (including cybersecurity matters) and compliance matters. According to German Law, SAP’s Audit and Compliance Committee includes one independent member with expertise in the fields of accounting and another independent member with expertise in the fields of auditing. Among the tasks of the Audit and Compliance Committee are the discussion of SAP’s quarterly statements and year-end financial reporting prepared under German and U.S. regulations, including this report. The Audit and Compliance Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with the auditors, and reviews the audit reports issued and audit issues identified by the auditor. The Audit and Compliance Committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and audit quality. SAP’s Office of Ethics and Compliance, SAP’s Global Security Office and SAP’s Global Risk and Assurance Services Office report regularly to the Audit and Compliance Committee, as well as upon request or the occurrence of certain findings. In addition to making regular reports to the CFO and the Audit and Compliance Committee, the Corporate Audit Office, the Office of Ethics and Compliance, the Global Security Office and the Global Risk and Assurance Services Office report to the Executive Board annually.

The Audit and Compliance Committee has established procedures regarding the prior approval of all audit and non-audit services provided by our external independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.

The Audit and Compliance Committee also does preparatory work for the full Supervisory Board’s deliberations and resolutions on the adoption of the annual financial statements, the approval of the consolidated annual financial statements and the Integrated Report, and on the dividend proposal. Additionally, the Audit and Compliance Committee assists in the preparation of the Compensation Report. Furthermore, the Audit and Compliance Committee and the Finance and Investment Committee jointly prepare the full Supervisory Board’s resolution to approve the group annual plan.

The Supervisory Board has determined Dr. Gunnar Wiedenfels, the Audit and Compliance Committee’s chairperson, to be an audit committee financial expert as defined by the regulations of the SEC issued under Section 407 of the Sarbanes-Oxley Act as well as an independent financial expert as defined by the German Stock Corporation Act. See “Item 16A. Audit Committee Financial Expert” for details.

The Personnel and Governance Committee

The Personnel and Governance Committee (Personal- und Governance-Ausschuss) is responsible for personnel matters related to the Executive Board and matters concerning the coordination of the Supervisory Board. The Committee carries out the preparatory work necessary for key decisions made by the Supervisory Board concerning the members of the Executive Board, e.g. appointment and remuneration, as well as conclusion of, amendments to, and termination of Executive Board members’ service contracts and succession planning. The Committee also handles all matters related to corporate governance.

The German Stock Corporation Act prohibits the Personnel and Governance Committee from deciding on the compensation of the Executive Board members on behalf of the Supervisory Board and requires that such decision is made by the entire Supervisory Board. This Act also provides the Annual General Meeting of Shareholders with the right to vote on the system for the compensation of Executive Board members, such vote, however, not being legally binding for the Supervisory Board.

The Finance and Investment Committee

The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues and is responsible for all matters related to financing, mergers & acquisitions, joint ventures, strategic investments and divestitures. Furthermore, it regularly discusses acquisitions of intellectual property and companies, venture capital investments and other investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits, as well as – together with the Audit and Compliance Committee – for the preparation of the full Supervisory Board’s resolution to approve the group annual plan.

The Technology and Strategy Committee

The Technology and Strategy Committee (Technologie-und Strategieausschuss) advises the Executive Board on the overall business strategy of the company with regard to the development and use of technologies and the development of software and solutions, technological and strategic decisions including the product strategy.

The Nomination Committee

The Nomination Committee (Nominierungsausschuss) is exclusively composed of shareholder representatives and is responsible for identifying suitable candidates for membership of the Supervisory Board for recommendation to the Annual General Meeting of Shareholders.

The People and Culture Committee

The People and Culture Committee (Ausschuss für Mitarbeiterangelegenheiten und Unternehmenskultur) is responsible for matters related to human resources (excluding senior management) with a focus on fostering a culture of innovation, performance, diversity, organizational design, and integrity. The Committee also maintains SAP’s network with universities and other stakeholders to support the company`s people strategy.

The China Strategy Committee

The China Strategy Committee (China Strategie Ausschuss) was established on January 1, 2021 and was effective until December 31, 2021. The China Strategy Committee was responsible for supporting and advising the Executive Board in developing and evaluating a successful business strategy for the Chinese market.

The Go-To-Market and Operations Committee

The Go-To-Market and Operations Committee was established at the beginning of January 2022. The main task of this Committee is to support and advise the Executive Board on the Company's go-to-market strategy worldwide, including marketing, sales, service and support, ecosystem, government relations, communications as well as internal processes and operations.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP SE’s Executive Board is currently comprised of seven members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP SE. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP SE, and may be liable to SAP SE if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in an Annual General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

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

SAP has implemented a Code of Business Conduct for employees, which in 2021 we amended to create a single global policy, the Global Code of Ethics and Business Conduct for Employees (CoEBC) (see “Item 16B. Code of Ethics” for details). We rolled out the CoEBC in early 2022. The CoEBC is applicable to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives of the Supervisory Board.

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

The Office of Ethics and Compliance was created by the SAP Executive Board in 2006 to oversee and coordinate legal and regulatory policy compliance at SAP. The Group Chief Compliance Officer heading the Office of Ethics and Compliance reports directly to CEO Christian Klein and also has direct communication channels and reporting obligations to the Audit and Compliance Committee of the Supervisory Board. The Office of Ethics and Compliance manages a network of field compliance officers based across the globe who act as the first point of contact for the business regarding compliance matters. The Office of Ethics and Compliance provides training and communication to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Employee help lines are also supported in each region where questions can be raised or questionable conduct can be reported without fear of retaliation.

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

According to the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) a bidder seeking control of a company with its corporate seat in Germany or another state of the European Economic Area (EEA) and its shares being traded on an EEA stock exchange must publish an advance notice of its decision to make a tender offer, submit an offer statement to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for review, and obtain certification from a qualified financial institution that adequate financing is in place to complete the offer. The offer statement must be published upon approval by the Federal Financial Supervisory Authority or expiry of a certain time period without such publication being prohibited by the Federal Financial Supervisory Authority. Once a shareholder has acquired shares representing at least 30% of the voting rights in an EEA-listed company, it must make an offer for all remaining shares. The Securities Acquisition and Takeover Act requires the executive board of the target company to refrain from taking any measures that may frustrate the success of the takeover offer. However, the target executive board is permitted to take any action that a prudent and diligent management of a company that is not the target of a takeover bid would also take. Moreover, the target executive board may search for other bidders and, with the prior approval of the supervisory board, may take other defensive measures, provided that both boards act within the parameters of their general authority under the German Stock Corporation Act. An executive board may also adopt specific defensive measures if such measures have been approved by the supervisory board and were specifically authorized by the Annual General Meeting of Shareholders no earlier than 18 months in advance of such measures by a resolution of at least 75% of the shares represented.

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

Change in Share Capital

Under German law, the capital stock may be increased in consideration of contributions in cash or in kind, or by establishing authorized capital or contingent capital or by an increase of the company’s capital reserves. Authorized capital provides the Executive Board with the flexibility to issue new shares for a period of up to five years. The Executive Board must obtain the approval of the Supervisory Board before issuing new shares with regard to the authorized capital. Contingent capital allows the issuance of new shares for specified purposes, including stock option plans for Executive Board members or employees and the issuance of shares upon conversion of convertible bonds and exercise of stock options. By law, the Executive Board may only issue new shares with regard to the contingent capital for the specified purposes. Capital increases require an approval by at least 75% of the valid votes cast at the Annual General Meeting of Shareholders in which the increase is proposed, and require an amendment to the Articles of Incorporation.

The share capital may be reduced by an amendment to the Articles of Incorporation approved by at least 75% of the valid votes cast at the Annual General Meeting of Shareholders. In addition, the Executive Board of SAP SE is allowed to authorize a reduction of the company’s capital stock by canceling a defined number of repurchased treasury shares if this repurchasing and the subsequent reduction have already been approved by the Annual General Meeting of Shareholders.

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

Voting Rights

Each ordinary SAP SE share represents one vote. Cumulative voting is not permitted under applicable European and German law. A corporation’s Articles of Incorporation may stipulate a majority necessary to pass a shareholders’ resolution differing from the majority provided by law, unless the law mandatorily requires a certain majority. Section 21 (1) of SAP SE’s Articles of Incorporation provides that resolutions may be passed at the Annual General Meeting of Shareholders with a majority of valid votes cast, unless a larger majority is prescribed by law or the Articles of Incorporation. SAP SE’s Articles of Incorporation as well as applicable European and German law require that the following matters, among others, be approved by at least 75% of the valid votes cast at the Annual General Meeting of Shareholders in which the matter is proposed:

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

Dividend Rights

See “Item 3. Key Information — Dividends.”

Preemptive Rights

Shareholders have preemptive rights to subscribe (Bezugsrecht) for any issue of additional shares in proportion to their shareholdings in the issued capital. The preemptive rights may be excluded under certain circumstances by a shareholders’ resolution (approved by at least 75% of the valid votes cast at the Annual General Meeting of Shareholders) or by the Executive Board authorized by such shareholders’ resolutions and subject to the consent of the Supervisory Board.

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

German Taxation of Dividends

Under German income tax law, the full amount of dividends distributed by an incorporated company is generally subject to German withholding tax at a domestic rate of 25% plus a solidarity surtax of 5.5% thereon (effectively 1.375% of dividends before withholding tax), resulting in an aggregate withholding tax rate from dividends of 26.375%. From January 1, 2017 onwards, taxes are incurred on the third bank working day after the Annual General Meeting of Shareholders, or at a later date as may be stipulated by SAP’s Articles of Incorporation or by the Annual General Meeting of Shareholders’ decision on dividends. Non-resident corporate shareholders will generally be entitled to a refund in the amount of two-fifths of the withholding tax (including solidarity surtax thereon). This does not preclude a further reduction or refund of withholding tax, if any, available under a relevant tax treaty.

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

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit a claim for refund to the German tax authorities, with the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, within four years from the end of the calendar year in which the dividend is received. Claims for refund are made on a special German claim for refund form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, D-53221 Bonn, Germany). The German claim for refund forms may be obtained from the German tax authorities at the same address where applications are filed or can be downloaded from the homepage of the German Federal Tax Office (http://www.bzst.de).

U.S. Holders must also submit to the German tax authorities a certification of their U.S. residency status (IRS Form 6166). This certification can be obtained from the Internal Revenue Service by filing a request for certification on IRS Form 8802, which will not be processed unless a user fee is paid. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov. U.S. Holders should consult their own tax advisors regarding how to obtain an IRS Form 6166.

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

Germany recently amended the refund procedures. Accordingly, from 2023 onwards there will be a fully digitized application for exemption and reimbursement from withholding tax, electronic application processing and electronic retrieval of notices. The electronic application process is to be used from 2023 onwards, as the necessary technical prerequisites still have to be created.

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

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” (assuming the holding requirement is met) subject to capital gains rates, i.e. at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2021 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2022 tax year. Certain US holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service and will be subject to backup withholding taxes (currently imposed at a 24% rate for 2021-2025) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning October 29, 2020 and ending October 28, 2021, the Depositary made direct and indirect payments to SAP in an aggregate amount of US$2,152,468 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2021. The evaluation was led by SAP’s Global Risk & Assurance Services function, including dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of December 31, 2021, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

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

ITEM 16B. CODE OF ETHICS

In 2003, SAP adopted a Code of Business Conduct that applies to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. In 2021, we amended the Code of Business Conduct and created a single global policy, the Global Code of Ethics and Business Conduct for Employees (CoEBC). The CoEBC, together with local language versions and appendices relevant for specific countries, was rolled out in early 2022. Newly acquired companies are required to meet the minimum standards set forth in the CoEBC. Our CoEBC constitutes a “code of ethics” as defined in Item 16.B of Form 20-F, and sets standards for all dealings with customers, partners, competitors, and suppliers, including regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, data protection and privacy, and avoiding anti-competitive practices. The CoEBC is available on our Web site under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit Related Fees, Tax Fees and All Other Fees

Refer to Note (G.7) to our Consolidated Financial Statements for information on fees charged by our independent registered public accounting firm, KPMG, for audit services and other professional services.

Audit Committee’s Pre-Approval Policies and Procedures

As required under German law, our shareholders appoint our external independent auditors to audit our financial statements, based on a proposal that is legally required to be submitted by the Supervisory Board. The Supervisory Board’s proposal is based on a recommendation by the Audit and Compliance Committee. See also the description in “Item 10. Additional Information — Corporate Governance.”

In 2002 our Audit and Compliance Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our external independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended several times since 2002 with the latest changes made to reflect the provisions on audit and non-audit services introduced by European Union in 2014. The policy requires prior approval of the Audit and Compliance Committee for all services to be provided by our external independent auditors for any entity of the SAP Group. With regard to non-audit services the policy distinguishes among three categories of services:

-      “Prohibited services:” This category includes services that our external independent auditors must not be engaged to perform. These are services that are not permitted by applicable law or that would be inconsistent with maintaining the auditors’ independence.

-      “Services requiring universal approval:” Services of this category may be provided by our external independent auditors up to a certain aggregate amount in fees per year that is determined by the Audit and Compliance Committee.

-      “Services requiring individual approval:” Services of this category may only be provided by our external independent auditors if they have been individually (specifically) pre-approved by the Audit and Compliance Committee or an Audit and Compliance Committee member who is authorized by the Audit and Compliance Committee to make such approvals.

Our Chief Accounting Officer or individuals empowered by him review all individual requests to engage our external independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the determination of the category the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit and Compliance Committee has not been reached or (iii) forwarded to the Audit and Compliance Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit and Compliance Committee has been exceeded.

Our Audit and Compliance Committee’s pre-approval policies also include information requirements to ensure the Audit and Compliance Committee is kept aware of the volume and nature of engagements involving our external independent auditors that were not individually pre-approved by the Audit and Compliance Committee itself.

Substantially all of the work performed to audit our Consolidated Financial Statements was performed by our principal independent public accounting firm’s full-time, permanent employees. See Note (G.7) to our Consolidated Financial Statements for additional information related to our principal accountant fees and services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Rule 10A-3 of the Exchange Act requires that all members of our audit committee be independent, subject to certain exceptions. In accordance with German law, the Audit and Compliance Committee consists of both employee and shareholder elected members. Rule 10A-3 provides an exception for an employee of a foreign private issuer such as SAP who is not an executive officer of that issuer and who is elected to the supervisory board or audit committee of that issuer pursuant to the issuer’s governing law. In this case, the employee is exempt from the independence requirements of Rule 10A-3 and is permitted to sit on the audit committee.

We rely on this exemption. Our Audit and Compliance Committee includes three employee representatives, Margret Klein-Magar, Peter Lengler, and James Wright, who were appointed to our Supervisory Board pursuant to the Agreement on the Involvement of Employees in SAP SE (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that our reliance on this exemption does not materially adversely affect the ability of our Audit and Compliance Committee to act independently and to satisfy the other requirements of Rule 10A-3.

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

In 2021 there were no purchases made by us or on our behalf of SAP shares or SAP ADRs. The maximum number of SAP shares that SAP could purchase under existing repurchase programs was 73,925,531 as of December 31, 2021.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Supervisory Board of SAP SE has decided to propose BDO AG Wirtschaftsprüfungsgesellschaft as the firm’s auditor for the financial year 2023. SAP shareholders will decide on the appointment at the Annual General Meeting of Shareholders in 2022.

The audit tender was initiated at an early stage to ensure that the new audit firm has sufficient time for onboarding and transition. EU regulations, which were adopted in 2014, require a regular rotation of the auditor. Extending the existing mandate of KPMG AG Wirtschaftsprüfungsgesellschaft is not an option under the new regulations.

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Implementation on a yearly basis from 2003 onwards. In its most recent Declaration of Implementation issued in October 2021, SAP declared that it has complied with all recommendations set out in the GCGC since the last declaration. In the future, SAP will comply with the recommendations set out in the Code with the following exception: Disbursement of remaining variable remuneration components if an Executive Board member`s service contract is terminated (precautionary declaration of non-conformity with recommendation G. 12 GCGC). The service contracts for Executive Board members and the renumeration system in place for the Executive Board of SAP provide that in the event of a premature termination of the service contract for Executive Board members due to a change of control (as defined in the service contract for Executive Board members) the tranches already granted under the SAP Long-Term Incentive program 2020 (LTI 2020) will be disbursed without undue delay. The disbursement will be made pro rata temporis in the proportion which the actual term that was shortened due to the change of control bears to the four-year-term of a tranche plus 50% of the portion which should be forfeited if pro rata temporis aspects alone were considered. In view of the above, SAP declares, by way of precaution, non-conformity with the recommendation set out in section G.12 GCGC. The reason for the provision described above is that a change of control regularly entails changes within a company that let it appear unjustified to make the disbursement amount from long-term variable remuneration components dependent on the performance of the company and its share price after the change of control. In addition, SAP is convinced that the intended linkage of the remuneration to sustainable and long-term development is not lost due to this provision since the Executive Board members, during their term of service, cannot expect a change of control to later occur. Declarations from 2020 and 2021 are available on the SAP website.

Significant Differences

We believe the following to be the significant differences between applicable European and German corporate governance practices, as SAP has implemented them, and those applicable to domestic companies under the NYSE Rules.

SAP SE is a European Company With a Two-Tier Board System

SAP is governed by three separate bodies: (i) the Supervisory Board, which counsels, supervises and controls the Executive Board; (ii) the Executive Board, which is responsible for the management of SAP; and (iii) the Annual General Meeting of Shareholders. The rules applicable to these governing bodies are defined by European and German law and by SAP’s Articles of Incorporation. This corporate structure differs from the unitary board of directors established by the relevant laws of all U.S. states and the NYSE Rules. Under the SE Regulation and the German Stock Corporation Act, the Supervisory Board and Executive Board are separate and no individual may be a member of both boards. See “Item 10. Additional Information — Corporate Governance” for additional information on the corporate structure.

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

By contrast, the German Stock Corporation Act and the GCGC require that the Supervisory Board ensure that its members collectively have the knowledge, competencies and professional experience required to properly perform their duties. Additionally, the GCGC recommends that the Supervisory Board must have an appropriate number of independent shareholder representative members, as determined by those members, that also reflects the shareholder structure (C.6 GCGC), and determine annually whether such numbers have been met. More than half of the shareholder representatives must be independent from the company and from the Executive Board (C.7 GCGC). According to this definition, a Supervisory Board member is considered independent if he or she is independent from the company and the Executive Board, and independent from any controlling shareholder (C.6 GCGC). In the absence of a controlling shareholder at SAP, this last proviso does not apply. Supervisory Board members are considered independent from the company and the Executive Board if they have no personal or business relationship with the company or the Executive Board that may cause a substantial and not merely temporary conflict of interest (C.7 GCGC). Independence is assessed against a set of indicators (C.7 GCGC). The assessment should particularly take into consideration whether the Supervisory Board member (or a close family member) (i) was a member of the company`s Executive Board in the two years prior to the appointment to the Supervisory Board; (ii) has, or in the year prior to the appointment, had, directly or as a shareholder, or in a leading position at a non-group entity, a material business relationship with the company or one of the entities dependent on the company (for example, as a customer, supplier, lender, or advisor); (iii) is a close family member of a member of the Executive Board; (iv) has been a member of the Supervisory Board for more than 12 years. Under the Code, a Supervisory Board member can still be deemed independent even if one or more of the indicators applies; if one or more of the indicators applies and the Supervisory Board member concerned is still considered independent, the reasons for this must be given in the Corporate Governance Statement (C.8 GCGC). According to section C.10 GCGC, the chairpersons of the Supervisory Board, the Audit Committee, and the committee that addresses Executive Board compensation should be independent from the company and the Executive Board. The members of the Supervisory Board must ensure that they have enough time to perform their board duties and must carry out their duties carefully and in the company’s best interests. They must be loyal to SAP in their conduct, and the GCGC recommends that they should not accept appointment to governing bodies of, or exercise advisory functions at, companies that are in significant competition with SAP. The GCGC further recommends that each member of the Supervisory Board should inform the Supervisory Board of any conflicts of interest, and that material and sustained conflicts of interest involving a member of the Supervisory Board should result in the termination of that member’s Supervisory Board mandate. Supervisory Board members must disclose any planned conclusion of advisory or other service agreements or contracts for work with SAP, or loan agreements between them or persons closely related to them and SAP to the Supervisory Board promptly. Such agreements require the consent of the Supervisory Board. The Supervisory Board may grant its permission for any such transaction only if it is based on terms and conditions that are standard for the type of transaction in question and if the transaction is not contrary to SAP’s interest.

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2021 that the shareholder representatives are all independent in the meaning of the recommendations at sections C.6 and C.7 of the Code, and, likewise, in accordance with the recommendation at section C.7 of the Code, more than half of the shareholder representatives are independent from the company and the Executive Board. In this context, the shareholder representatives determined that five (and thus more than half their total number) constitutes an appropriate number of independent shareholder representative members. Consequently, they determined that, when also considering the company`s shareholder structure, the Supervisory Board has an appropriate number of independent members in the meaning of section C.6 of the Code.

Section D.4 of the GCGC recommends that the chairperson of the Audit Committee of the Supervisory Board should have specific knowledge and experience in applying accounting principles and internal control procedures, and should be independent. Furthermore, the chairperson of the Audit Committee should not simultaneously chair the Supervisory Board as a whole. Dr. Gunnar Wiedenfels who is the current Chairman of the Audit and Compliance Committee meets these recommendations. However, applicable European and German corporate law does not require the Supervisory Board to make an affirmative determination for each individual member that it is independent or that a majority of Supervisory Board members or the members of a specific committee are independent. As described above, the GCGC only recommends that the shareholder representatives on the Supervisory Board determine whether they are independent in the meaning of and in compliance with the Code.

The NYSE independence requirements are closely linked with risks specific to unitary boards of directors that are customary for U.S. companies. In contrast, the two-tier board structure requires a strict separation of the executive board and supervisory board. In addition, the supervisory board of a European Company formed by conversion from a large German stock corporation which was subject to the principle of employee codetermination as outlined in the German Co-Determination Act of 1976 (Mitbestimmungsgesetz) is subject to at least the same level of employee participation which formerly existed in the German stock corporation that was converted to an SE. The terms of employee participation with regard to the Supervisory Board of SAP SE are, among others, set out in the Agreement on the Involvement of Employees in SAP SE. As a result, the Supervisory Board of SAP SE consists of 18 members, of which nine are representatives of SAP SE’s shareholders elected at the Annual General Meeting of Shareholders and nine members are representatives of the European employees. Only a shareholders’ representative may be elected as chairperson of the Supervisory Board. In case of a tied vote, the vote of the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, will be decisive (casting vote). This board structure creates a different system of checks and balances, including employee participation, and cannot be directly compared with a unitary board system.

Audit Committee Independence

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairman of SAP’s Audit and Compliance Committee (Dr. Gunnar Wiedenfels), Dr. Friederike Rotsch and Dr. Rouven Westphal meet the independence requirements of Rule 10A-3 of the Exchange Act. The other three Audit and Compliance Committee members, Peter Lengler, Margret Klein-Magar and James Wright, are employee representatives who are eligible for the exemption provided by Rule 10A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

The Audit Committee independence requirements are similar to the Board independence recommendations of the GCGC. See the section above under “Director Independence Rules.” Nonetheless, SAP meets the NYSE Rules on audit committee independence applicable to foreign private issuers.

Rules on Non-Management Board Meetings are Different

Section 303 A.03 of the NYSE Rules stipulates that the non-management board of each listed issuer must meet at regularly scheduled executive sessions without the management. Under applicable European and German corporate law and the GCGC the Supervisory Board is entitled but not required to exclude Executive Board members from its meetings. The Supervisory Board exercises this right generally during its meetings. However, the Executive Board members should not attend Supervisory Board and its committees’ meetings at which the annual auditor is called in as an expert. An exception can be made in the event that participation of the Executive Board is deemed necessary by the Supervisory Board or the relevant committee.

Rules on Establishing Committees Differ

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. Applicable European and German corporate law does not mandate the creation of specific supervisory board committees. The GCGC recommends that the Supervisory Board establish an Audit Committee and a Nomination Committee. Currently, SAP has the following committees, which are in compliance with the GCGC: the Personnel and Governance Committee, the Audit and Compliance Committee, the Technology and Strategy Committee, the Finance and Investment Committee, the Nomination Committee, the People and Culture Committee and the Go-To-Market and Operations Committee(See “Item 10. Additional Information — Corporate Governance” for more information).

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

Specific Principles of Corporate Governance

Under the NYSE Rules Section 303A.09 listed companies must adopt and disclose corporate guidelines. Since October 2007, SAP has applied, with few exceptions, and currently with only one exception, recommended corporate governance standards of the GCGC rather than company-specific principles of corporate governance. The GCGC recommendations differ from the NYSE Standards primarily as outlined in this Item 16G.

Specific Code of Business Conduct

The NYSE Rules Section 303 A.10 requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. Although not required under applicable European and German law, SAP has a Code of Business Conduct that applies to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. In 2021, we amended the Code of Business Conduct and created a single global policy, the Global Code of Ethics and Business Conduct for Employees, or the CoEBC. The CoEBC, together with local language versions and appendices relevant for specific countries, was rolled out in early 2022. SAP complies with the requirement to disclose the Code of Business Conduct and any waivers of the code with respect to directors and executive officers. See “Item 16B. Code of Ethics” for details.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-98.

The following are filed as part of this report:

-      Report of Independent Registered Public Accounting Firm.

-      Consolidated Financial Statements

●	Consolidated Income Statements for the years ended December 31, 2021, 2020, and 2019.
●	Consolidated Statements of Comprehensive Income for the years ended December 31, 2021, 2020, and 2019.
●	Consolidated Statements of Financial Position as of December 31, 2021 and 2020.
●	Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020, and 2019.
●	Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020, and 2019.
●	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of May 12, 2021 (English translation).

2.1

Form of global share certificate for ordinary shares (English translation). [1]
Certain instruments which define rights of holders of long-term debt of SAP SE and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SAP SE and its subsidiaries. SAP SE and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

4.1.1

Amended and Restated Deposit Agreement dated as of November 25, 2009, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder. [2]

4.1.2

Amendment No. 1 dated March 18, 2016 to the Amended and Restated Deposit Agreement, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. [3]

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
1Incorporated by reference to Exhibit 2.1 to SAP SE’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.
2Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.
3Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #2 to SAP SE’s Registration Statement on Form F-6 filed on March 18, 2016.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE
(Registrant)
By: /s/ CHRISTIAN KLEIN

Name: Christian Klein
Title: Chief Executive Officer

Dated: March 3, 2022

By: /s/ LUKA MUCIC

Name: Luka Mucic
Title: Chief Financial Officer

Dated: March 3, 2022

SAP SE AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SAP SE and subsidiaries (the Company) (SAP) as of December 31, 2021 and 2020, the related consolidated income statements, and the consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Software license revenue recognition

As discussed in note A.1 to the consolidated financial statements, SAP generated revenue in 2021 of EUR 27,842 million, of which EUR 14,660 million relate to revenues from sales of software licenses and support.

We identified the evaluation of software license revenue recognition as a critical audit matter due to the complex nature of SAP’s customer contracts. A high degree of auditor judgment was required, in particular, to evaluate SAP’s assessment of the following:

●	whether various contracts were economically interrelated
●	whether product and services qualified as separate performance obligations
●	the allocation of the transaction price of a customer contract to the performance obligations in the contract based on standalone-selling prices.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the identification of economically interrelated contracts, separate performance obligations, and allocation of the transaction price to the performance obligations in the contract. For a sample of customer contracts, which were selected using a statistical approach, we:

●	inspected the underlying contractual agreements and other related documents as well as inquired with SAP’s accounting and/or sales representatives to evaluate SAP’s assessment of whether contracts were economically interrelated as well as evaluate the identified performance obligations and allocation of transaction price
●	obtained and inspected external confirmations of the key terms and conditions from the respective customers to test whether contracts were economically interrelated, as well as evaluate the identified performance obligations
●	evaluated the allocation of the transaction price for each of the deliverables that qualified as a separate performance obligation by assessing the methodology applied and testing mathematical accuracy of the underlying calculations.

Assessment of the Group’s uncertain tax treatments

As discussed in note C.5 to the consolidated financial statements, SAP operates in multiple tax jurisdictions with complexities and uncertainties due to different interpretations of tax laws, such as those involving transfer pricing and intercompany transactions between SAP Group entities. The nature of these activities can result in uncertainties in the estimation of the related tax exposures. As of December 31, 2021, SAP disclosed contingent liabilities relating to tax uncertainties of EUR 1,283 million.

We identified the assessment of the Group’s tax uncertainties as a critical audit matter because complex auditor judgment and specialized skills were required to evaluate the Group’s interpretations of tax law and estimate of related exposures.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the tax process including controls over the Group’s assessment of tax law and the process to estimate the related exposures. We assessed the competency, skill and objectivity of the Group’s external experts and evaluated the related expert opinions. We inquired of the Group’s tax department and inspected correspondence with the relevant tax authorities. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating SAP’s conclusions over the estimate of tax uncertainties based on their knowledge and experience regarding the application of relevant legislation by tax authorities and the courts.

Valuation of unlisted equity securities

As discussed in note F.2 to the consolidated financial statements, the Company holds unlisted equity securities with a carrying amount of EUR 4,871 million. These financial instruments are classified as equity securities at fair value through profit and loss (Level 3 of the fair value hierarchy).

We identified the valuation of unlisted equity securities as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investments, there was a high degree of subjective auditor judgment, as well as specialized skills and knowledge, required to evaluate the appropriateness of the valuation method selected as well as to evaluate the significant unobservable inputs used, such as selection of appropriate comparable company data in deriving revenue multiples as well as forecasted performance of the investees.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s investments process. This included controls related to selection of the appropriate valuation model and the relevance and reliability of significant unobservable inputs used. We also involved financial instrument valuation professionals with specialized skills and knowledge, who assisted in testing management’s ability to produce a fair value estimate compliant with IFRS. For a sample of investments this was accomplished by (1) testing the appropriateness of the valuation method selected by comparing it to our expectation based on industry experience and knowledge of the investment, and (2) assessing the source, reliability and relevance of evidence used in determining the Company’s significant unobservable inputs, and evaluating the significant unobservable inputs by comparing them to historical and market information.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2002.

Mannheim, Germany

February 23, 2022

 Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2021	2020	2019
Cloud		9,418	8,080	6,933
Software licenses		3,248	3,642	4,533
Software support		11,412	11,506	11,547
Software licenses and support		14,660	15,148	16,080
Cloud and software		24,078	23,228	23,012
Services		3,764	4,110	4,541
Total revenue	(A.1), (C.2)	27,842	27,338	27,553

Cost of cloud		-3,105	-2,699	-2,534
Cost of software licenses and support		-1,925	-2,008	-2,159
Cost of cloud and software		-5,030	-4,707	-4,692
Cost of services		-2,916	-3,178	-3,662
Total cost of revenue		-7,946	-7,886	-8,355
Gross profit		19,897	19,453	19,199
Research and development		-5,190	-4,454	-4,292
Sales and marketing		-7,505	-7,106	-7,693
General and administration		-2,431	-1,356	-1,629
Restructuring	(B.6)	-157	3	-1,130
Other operating income/expense, net		43	84	18
Total operating expenses		-23,186	-20,715	-23,081
Operating profit		4,656	6,623	4,473

Other non-operating income/expense, net	(C.3)	17	-179	-74
Finance income		3,123	1,473	787
Finance costs		-949	-697	-589
Financial income, net	(C.4)	2,174	776	198
Profit before tax	(C.2)	6,847	7,220	4,596

Income tax expense	(C.5)	-1,471	-1,938	-1,226
Profit after tax		5,376	5,283	3,370
Attributable to owners of parent		5,256	5,145	3,321
Attributable to non-controlling interests		121	138	50

Earnings per share, basic (in €)	(C.6)	4.46	4.35	2.78
Earnings per share, diluted (in €)	(C.6)	4.46	4.35	2.78

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2021	2020	2019
 Profit after tax		5,376	5,283	3,370
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		43	39	-57
Income taxes relating to remeasurements on defined benefit pension plans		-9	-9	5
Remeasurements on defined benefit pension plans, net of tax		34	30	-52
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		34	30	-52
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		2,825	-2,793	537
Reclassification adjustments on exchange differences on translation, before tax		30	0	0
Exchange differences, before tax		2,855	-2,793	537
Income taxes relating to exchange differences on translation		-9	1	0
Exchange differences, net of tax	(E.2)	2,846	-2,792	537
Gains (losses) on cash flow hedges/cost of hedging, before tax		-39	20	-24
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		4	-6	22
Cash flow hedges/cost of hedging, before tax	(F.1)	-35	14	-2
Income taxes relating to cash flow hedges/cost of hedging		9	-4	0
Cash flow hedges/cost of hedging, net of tax	(E.2)	-26	10	-1
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		2,819	-2,782	536
Other comprehensive income, net of tax		2,853	-2,752	483
Total comprehensive income		8,230	2,531	3,854
Attributable to owners of parent		8,058	2,393	3,804
Attributable to non-controlling interests		172	138	50

The accompanying Notes are an integral part of these Consolidated Financial Statements.

/ Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2021	2020
Cash and cash equivalents	(E.3)	8,898	5,311
Other financial assets	(D.6), (E.3)	2,758	1,635
Trade and other receivables	(A.2)	6,352	6,593
Other non-financial assets	(A.3), (G.1)	1,633	1,321
Tax assets		403	210
Total current assets		20,044	15,069
Goodwill	(D.2)	31,090	27,538
Intangible assets	(D.3)	3,966	3,784
Property, plant, and equipment	(D.4), (D.8)	4,977	5,041
Other financial assets	(D.6), (E.3)	6,275	3,512
Trade and other receivables	(A.2)	147	137
Other non-financial assets	(A.3), (G.1)	2,628	1,926
Tax assets		263	271
Deferred tax assets	(C.5)	1,779	1,188
Total non-current assets		51,125	43,395
Total assets		71,169	58,464

Trade and other payables		1,580	1,367
Tax liabilities		304	414
Financial liabilities	(E.3), (D.5)	4,528	2,348
Other non-financial liabilities	(B.3), (B.5), (G.2)	5,203	4,643
Provisions	(A.4), (B.4), (B.5), (B.6)	89	73
Contract liabilities	(A.1)	4,431	3,996
Total current liabilities		16,136	12,842
Trade and other payables		122	98
Tax liabilities		827	667
Financial liabilities	(E.3), (D.5)	11,042	13,605
Other non-financial liabilities	(B.3), (B.5), (G.2)	860	770
Provisions	(A.4), (B.4), (B.5), (B.6)	355	362
Deferred tax liabilities	(C.5)	291	158
Contract liabilities	(A.1)	13	36
Total non-current liabilities		13,510	15,696
Total liabilities		29,646	28,537
Issued capital		1,229	1,229
Share premium		1,918	545
Retained earnings		37,022	32,026
Other components of equity		1,757	-1,012
Treasury shares		-3,072	-3,072
Equity attributable to owners of parent		38,853	29,716
Non-controlling interests	(E.2)	2,670	211
Total equity	(E.2)	41,523	29,927
Total equity and liabilities		71,169	58,464

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

€ millions	Equity Attributable to Owners of Parent						Non-	Total Equity
	Issued Capital	Share	Retained	Other	Treasury	Total	Controlling
		Premium	Earnings	Components	Shares		Interests
				of Equity
Notes	(E.2)	(E.2)		(E.2)	(E.2)
1/1/2019	1,229	543	27,336	1,234	-1,580	28,761	45	28,807
 Profit after tax			3,321			3,321	50	3,370
Other comprehensive income			-52	536		483		483
Comprehensive income			3,268	536		3,804	50	3,854
Share-based payments		2				2		2
Dividends			-1,790			-1,790	-19	-1,810
Hyperinflation			-29			-29		-29
Other changes			-2			-2	0	-2
12/31/2019	1,229	545	28,783	1,770	-1,580	30,746	76	30,822
 Profit after tax			5,145			5,145	138	5,283
Other comprehensive income			30	-2,782		-2,752		-2,752
Comprehensive income			5,175	-2,782		2,393	138	2,531
Share-based payments		1				1		1
Dividends			-1,864			-1,864	-2	-1,866
Purchase of treasury shares					-1,492	-1,492		-1,492
Changes in non-controlling interests			-64			-64		-64
Other changes			-4			-4	0	-5
12/31/2020	1,229	545	32,026	-1,012	-3,072	29,716	211	29,927
 Profit after tax			5,256			5,256	121	5,376
Other comprehensive income			34	2,768		2,802	51	2,853
Comprehensive income			5,290	2,768		8,058	172	8,230
Share-based payments		1,373				1,373	311	1,684
Dividends			-2,182			-2,182	-88	-2,271
Transactions with non-controlling interests			1,933			1,933	2,050	3,983
Other changes			-44			-44	14	-30
12/31/2021	1,229	1,918	37,022	1,757	-3,072	38,853	2,670	41,523

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2021	2020	2019
 Profit after tax		5,376	5,283	3,370
Adjustments to reconcile profit after tax to net cash flow from operating activities:
Depreciation and amortization	(D.2)-(D.4)	1,775	1,831	1,872
Share-based payment expenses	(B.3)	2,794	1,084	1,835
 Income tax expense	(C.5)	1,471	1,938	1,226
 Financial income, net	(C.4)	-2,174	-776	-198
Decrease/increase in allowances on trade receivables		-11	68	14
Other adjustments for non-cash items		39	-198	-54
Decrease/increase in trade and other receivables		414	821	-1,469
Decrease/increase in other assets		-706	-651	-583
Increase/decrease in trade payables, provisions, and other liabilities		475	293	328
Increase/decrease in contract liabilities		100	128	984
Share-based payments		-1,120	-1,310	-1,257
Interest paid		-202	-244	-341
Interest received		56	122	97
Income taxes paid, net of refunds		-2,063	-1,194	-2,329
Net cash flows from operating activities		6,223	7,194	3,496
Cash flows for business combinations, net of cash and cash equivalents acquired	(D.1)	-1,142	-662	-6,215
Cash flows from sale of subsidiaries or businesses		-72	203	61
Purchase of intangible assets and property, plant, and equipment		-800	-816	-817
Proceeds from sales of intangible assets or property, plant, and equipment		91	88	71
Purchase of equity or debt instruments of other entities		-4,368	-2,535	-900
Proceeds from sales of equity or debt instruments of other entities		3,229	735	778
Net cash flows from investing activities		-3,063	-2,986	-7,021
Dividends paid	(E.2)	-2,182	-1,864	-1,790
Dividends paid on non-controlling interests		-54	-2	-17
Purchase of treasury shares	(E.2)	0	-1,492	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control		2,828	95	0
Proceeds from borrowings	(E.3)	1,680	2,132	3,622
Repayments of borrowings	(E.3)	-1,952	-2,430	-1,309
Payments of lease liabilities		-374	-378	-403
Transactions with non-controlling interests	(E.2)	-2	-59	0
Net cash flows from financing activities		-56	-3,997	102
Effect of foreign currency rates on cash and cash equivalents		484	-214	110
Net decrease/increase in cash and cash equivalents		3,587	-4	-3,313
/ Cash and cash equivalents at the beginning of the period	(E.3)	5,311	5,314	8,627
/ Cash and cash equivalents at the end of the period	(E.3)	8,898	5,311	5,314

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(IN.1) Basis for Preparation

General Information

The registered domicile of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2021 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2021. There were no standards or interpretations as at December 31, 2021, impacting our Consolidated Financial Statements for the years ended December 31, 2021, 2020, and 2019, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 23,2022, for submission to our Supervisory Board which approved the Consolidated Financial Statements on the same day.

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

The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	y Accounting Policies, Judgments, and Estimates
(IN.1)	Basis for Preparation
(IN.2)	Implications of the COVID-19 Pandemic
(A.1)	Revenue
(A.2)	Trade and Other Receivables
(A.3)	Capitalized Cost from Contracts with Customers
(A.4)	Customer-Related Provisions
(B.3)	Share-Based Payments
(B.4)	Pension Plans and Similar Obligations
(B.5)	Other Employee-Related Obligations
(B.6)	Restructuring
(C.1)	Results of Segments
(C.5)	Income Taxes
(D.1)	Business Combinations and Divestitures
(D.2)	Goodwill
(D.3)	Intangible Assets
(D.4)	Property, Plant, and Equipment
(D.5)	Leases
(D.6)	Equity Investments
(E.2)	Total Equity
(E.3)	Liquidity
(F.1)	Financial Risk Factors and Risk Management
(F.2)	Fair Value Disclosures on Financial Instruments
(G.3)	Other Litigation, Claims, and Legal Contingencies
(G.5)	Executive and Supervisory Board Compensation

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

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1		Middle Rate		Annual Average Exchange Rate
		as at 12/31
		2021	2020	2021	2020	2019
U.S. dollar	USD	1.1326	1.2271	1.1835	1.1413	1.1196
Japanese yen	JPY	130.38	126.49	129.86	121.78	122.06
Pound sterling	GBP	0.8403	0.8990	0.8600	0.8892	0.8773
Swiss franc	CHF	1.0331	1.0802	1.0814	1.0703	1.1127
Canadian dollar	CAD	1.4393	1.5633	1.4835	1.5294	1.4857
Australian dollar	AUD	1.5615	1.5896	1.5747	1.6554	1.6106

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

Cost of Services

Cost of services includes the costs incurred in providing the services that generate service revenue. Consequently, this line item primarily includes employee expenses and related training, system and system administration costs, and costs for third-party resources.

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

We base our judgments, estimates, and assumptions on historical and forecast information, and on regional and industry economic conditions in which we or our customers operate. Changes to these conditions could adversely affect our estimates. Although we believe we have made reasonable estimates about the ultimate resolution of the underlying uncertainties, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our recognized assets, liabilities, revenues, and expenses and disclosed contingent liabilities. Actual results could differ significantly from original estimates.

The accounting policies that most frequently or significantly require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

Note	y Significant Accounting Policies
(A.1)	Revenue recognition
(A.2)	Valuation of trade receivables
(A.4), (G.3)	Accounting for legal contingencies
(B.3)	Accounting for share-based payments
(C.5)	Accounting for income taxes
(D.1)	Accounting for business combinations
(D.2)	Accounting for goodwill
(D.3)	Accounting for intangible assets (including recognition of internally generated intangible assets from development)
(D.6)	Accounting for equity investments

Our management periodically discusses these significant accounting policies with the Audit and Compliance Committee of our Supervisory Board.

y New Accounting Standards Not Yet Adopted

The IASB has issued various amendments to IFRS standards (such as IAS 1 (Classification of Liabilities as Current or Non-current), IAS 37 (Provisions, Contingent Liabilities and Contingent Assets)) that are relevant for SAP but not yet effective. We are currently in the process of finalizing the assessment of the impact on SAP, but do not expect material effects on our financial position or results of operations.

(IN.2)Implications of the COVID-19 Pandemic

y Management Judgments and Estimates Due to the COVID-19 Pandemic

Management judgments and estimates can affect the amounts and reporting of assets and liabilities as at the reporting date, and the amounts of income and expense reported for the period. Due to the global consequences of the ongoing COVID-19 pandemic, these management judgments and estimates continue to be subject to uncertainty. Actual amounts may differ from the management judgments and estimates; changes could have a material impact on the Consolidated Financial Statements. All available information on the expected economic developments and country-specific governmental mitigation measures was included when updating the management judgments and estimates. This information was also included in the analysis of the recoverability and collectability of assets and receivables.

As the pandemic continues, it remains difficult to predict its duration and the magnitude of its impact on assets, liabilities, results of operations, and cash flows. We based our financial-statement-related estimates and assumptions on existing knowledge and best information available at the time, and applied a scenario that assumes the COVID-19 situation will continue to improve as vaccine programs continue to take effect globally, leading to a growing demand environment in 2022.

We will continue to analyze possible future effects of the COVID-19 pandemic on the measurement of individual assets and liabilities.

The impact of global travel restrictions on SAP’s Concur business continues, leading to an overall further decline in pay-as-you-go transactional revenues as part of software as a service revenue (defined in Note (A.1)) compared to 2020. Over the course of the second half of 2021, such revenues have started to increase again.

The overall impact of the COVID-19 pandemic on SAP’s consolidated financial statements has not been significant.

Section A — Customers

This section discusses disclosures related to contracts with our customers. These include but are not limited to explanations of how we recognize revenue, revenue disaggregation, and information about our trade receivables and customer-related obligations.

(A.1) Revenue

y Accounting for Revenue from Contracts with Customers

Classes of Revenue

We derive our revenue from fees charged to our customers for the use of our cloud offerings, for licenses to our on-premise software products, and for standardized and premium support services, consulting, customer-specific software developments, training, and other services.

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

Platform as a service (PaaS), that is, access to a cloud-based platform to develop, deploy, integrate, and manage applications.

Infrastructure as a service (IaaS), that is, hosting and related application management services for software hosted by SAP or third parties engaged by SAP.

Premium cloud support, that is, support beyond the regular support embedded in the underlying cloud subscription services.

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

Services revenue primarily represents fees earned from professional consulting services, premium support services, and training services.

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
Recognition of Revenue

Cloud revenue is recognized over time as the services are performed. Where our performance obligation is the grant of a right to continuously access and use a cloud offering for a certain term, revenue is recognized based on time elapsed and thus ratably over this term. In limited scenarios where the transaction price is entirely variable and determined by the customer’s usage, we recognize revenue based on usage in the period in which it was earned.

Software revenue is recognized at a point in time or over time depending on whether we deliver standard software, customer-specific software, or software subscription contracts that combine the delivery of software and the obligation to deliver, in the future, unspecified software products:

-   Licenses for our standard on-premise software products are typically delivered by providing the customer with access to download the software. We recognize revenue for these on-premise licenses at the point in time when we grant the license rights to the customer and the customer has access to and thus control over the software. In judging whether our on-premise software offerings grant customers a right to use, rather than a right to access, our intellectual property, we have considered the usefulness of our software without subsequent updates to it.

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

Service revenue is typically recognized over time. Where we stand ready to provide the service (such as access to learning content), we recognize revenue based on time elapsed and thus ratably over the service period. Consumption-based services (such as separately identifiable consulting services and premium support services and classroom training services) are recognized over time as the services are utilized, typically following the percentage-of-completion method or ratably. When using the percentage-of-completion method, we typically measure the progress toward complete satisfaction of the performance obligation in the same way and with the same reasoning and judgment as we do for customer-specific on-premise software development agreements. We apply judgment in determining whether a service qualifies as a stand-ready service or as a consumption-based service.

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

Total Revenue by Region

€ millions	2021	2020	2019
Germany	4,343	4,015	3,948
Rest of EMEA	8,246	8,052	8,158
EMEA	12,589	12,067	12,105
United States	8,870	9,110	9,085
Rest of Americas	2,099	1,996	2,109
Americas	10,969	11,106	11,194
Japan	1,301	1,305	1,180
Rest of APJ	2,984	2,859	3,074
APJ	4,285	4,165	4,254
 SAP Group	27,842	27,338	27,553

Major Revenue Classes by Region

€ millions	Cloud Revenue			Cloud and Software Revenue

	2021	2020	2019	2021	2020	2019
EMEA	3,308	2,608	2,115	10,931	10,364	10,211
Americas	4,894	4,439	3,945	9,348	9,239	9,172
APJ	1,217	1,033	872	3,798	3,625	3,629
 SAP Group	9,418	8,080	6,933	24,078	23,228	23,012

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

The transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2021, was €39.9 billion (December 31, 2020: €33.4 billion). This amount mostly comprises obligations to provide software support or cloud subscriptions services, as the respective contracts typically have durations of one or multiple years. The portion of remaining performance obligations related to services consists of non-cancelable revenue from contracts for projects with a predefined output.

The majority of this amount is expected to be recognized as revenue over the next 12 months following the respective balance sheet date. This estimate is based on our best judgment, as it needs to consider estimates of possible future contract modifications. The amount of transaction price allocated to the remaining performance obligations, and changes in this amount over time, are impacted by, among others:

-      Currency fluctuations

-      The contract period of our cloud and software support contracts remaining at the balance sheet date and thus by the timing of contract renewals

Contract Balances

The following table presents the activities impacting contract liabilities balances during the year ended December 31, 2021:

Contract Liabilities

€ billions	2021
 1/1/2021[1]	4.0
Increases resulting from billing and invoices becoming due	8.8
Decreases resulting from satisfaction of performance obligations	-9.0
Other[2]	0.6
 12/31/2021	4.4

1 The prior year number was reduced by €0.2 billion to conform to the presentation requirement regarding payments received in advance for cancelable contracts. The corresponding balance is presented in the line “Trade and other payables.”

2 Other includes, for example, the impact of foreign currency translation and business acquisition.

The amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the reporting period was €3.6 billion (December 31, 2020: €3.5 billion).

(A.2) Trade and Other Receivables

y Accounting for Trade and Other Receivables

We measure trade receivables and contract assets from contracts with customers at amortized cost less expected credit losses. We account for expected credit losses by recording an allowance on a portfolio basis. We apply the simplified impairment approach. On initial measurement of the receivables, we consider all credit losses that are expected to occur during the lifetime of the receivables. We use a provision matrix to estimate these losses.

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

In our Consolidated Income Statements, net gains/losses from expected credit loss allowances are included in Other operating income/expense, net. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

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

By applying this judgment, we record an allowance for a specific customer when it is probable that a credit loss has occurred and the amount of the loss is reasonably estimable. Basing the expected credit loss allowance for the remaining receivables primarily on our historical loss experience likewise requires judgment, as history may not be indicative of future development. Also, including reasonable and supportable forward-looking information in the loss rates of the expected credit loss allowance requires judgment, as they may not provide a reliable prediction for future development.

Trade and Other Receivables

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	5,887	1	5,888	6,199	33	6,232
Other receivables	465	146	611	395	103	498
/ Total	6,352	147	6,499	6,593	137	6,730

Contract assets as at December 31, 2021, were €360 million (December 31, 2020: €295 million).

For more information about financial risk, how we manage credit risk, and details of our trade receivables and contract assets allowances, see Note (F.1).

(A.3) Capitalized Cost from Contracts with Customers

y Costs of Obtaining Customer Contracts

Capitalized costs from customer contracts are classified as Other non-financial assets in our statement of financial position.

The capitalized assets for the incremental costs of obtaining a customer contract primarily consist of sales commissions earned by our sales force and partners. Judgment is required in determining the amounts to be capitalized, particularly where the commissions are based on cumulative targets and where commissions relate to multiple performance obligations in one customer contract. We capitalize such cumulative target commissions for all customer contracts that count towards the cumulative target but only if nothing other than obtaining customer contracts can contribute to achieving the cumulative target. Commissions for contracts with multiple performance obligations or for probable renewals thereof are allocated to these performance obligations and probable renewals relative to the respective standalone selling price.

Our sales commission payments for customer contract renewals are typically not commensurate with the commissions paid for new contracts. Thus, the commissions paid for renewable new contracts also relate to expected renewals of these contracts. Consequently, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected contract life including probable contract renewals. Judgment is required in estimating these contract lives. In exercising this judgment, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life. Commensurate payments are amortized over the contract term to which they relate. The amortization periods range from 18 months to eight years depending on the type of offering. Amortization of the capitalized costs of obtaining customer contracts is classified mainly as sales and marketing expense.

We expense incremental costs of obtaining a customer contract as incurred if we expect an amortization period of one year or less.

y Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of direct costs for set-up and implementation of cloud products and custom cloud development contracts as far as these costs are not in scope of other accounting standards than IFRS 15. These costs are amortized after completion of the setup and implementation or the development, respectively, on a straight-line basis over the expected life of the cloud subscription contract including expected renewals. For the life of the contract, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life. The amortization periods range from six to eight years depending on the type of offering. In addition, the capitalized costs include third-party license fees which are amortized over the term of the third-party license contract. Judgment is required in evaluating whether costs are directly related to customer contracts and in estimating contract lives.

Amortization of capitalized costs to fulfill contracts for custom cloud applications and extensions is included in the cost of cloud.

Capitalized Cost from Contracts with Customers

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Capitalized cost of obtaining customer contracts	667	2,158	2,826	491	1,536	2,028
Capitalized cost to fulfill customer contracts	126	175	301	91	151	242
Capitalized contract cost	793	2,333	3,127	583	1,687	2,270
/ Other non-financial assets	1,633	2,628	4,261	1,321	1,926	3,247
Capitalized contract cost as % of / Other non-financial assets	49	89	73	44	88	70

Amortization Expense

€ millions	2021	2020
Capitalized cost of obtaining customer contracts	523	450
Capitalized cost to fulfill customer contracts	171	129

(A.4) Customer-Related Provisions

y Expected Contract Losses

Customer-related provisions mainly include expected contract losses. We adjust these provisions as further information becomes available and as circumstances change. Non-current provisions are measured at the present value of their expected settlement amounts as at the reporting date.

The unit of account for the identification of potential onerous customer contracts is based on the contract definition of IFRS 15 including the contract combination guidance. The economic benefits considered in the assessment comprise the future benefits we are directly entitled to under the contract as well as the anticipated future benefits that are the economic consequence of the contract if these benefits can be reliably determined.

y Customer-Related Litigation and Claims

Customer-related provisions also include obligations resulting from customer-related litigation and claims. We are currently confronted with various claims and legal proceedings, including claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software, and occasionally claims that relate to customers being dissatisfied with the products and services that we have delivered to them. The obligations arising from customer-related litigation and claims comprise cases in which we indemnify our customers against liabilities arising from a claim that our products infringe a third party’s patent, copyright, trade secret, or other proprietary rights.

Due to uncertainties relating to these matters, provisions are based on the best information available. Significant judgment is required in the determination of whether and when a provision is to be recorded and what the appropriate amount for such provision should be. Notably, judgment is required in the following areas:

-   Determining whether an obligation exists

-   Determining the probability of outflow of economic benefits

-   Determining whether the amount of an obligation is reliably estimable

-   Estimating the amount of the expenditure required to settle the present obligation

At the end of each reporting period, we reassess the potential obligations related to our pending claims and litigation and adjust our respective provisions to reflect the current best estimate. In addition, we monitor and evaluate new information that we receive after the end of the respective reporting period, but before the Consolidated Financial Statements are authorized for issue, to determine whether this provides additional information regarding conditions that existed at the end of the reporting period. Changes to the estimates and assumptions underlying our accounting for legal contingencies, and outcomes that differ from these estimates and assumptions, could require material adjustments to the carrying amounts of the respective provisions recorded and additional provisions. The expected timing or amounts of any outflows of economic benefits resulting from these lawsuits and claims are uncertain and not estimable, as they generally depend on the duration of the legal proceedings and settlement negotiations required to resolve the litigation and claims and the unpredictability of the outcomes of legal disputes in several jurisdictions.

Contingent liabilities exist in respect of customer-related litigation and claims for which no provision has been recognized. It is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around these lawsuits and claims as outlined above.

Section B — Employees

This section provides financial insights into our employee benefit arrangements. It should be read in conjunction with the compensation disclosures for key management personnel in Note (G.5).

(B.1) Employee Headcount

The following table provides an overview of employee headcount, broken down by function and by the regions EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Employee Headcount by Region and Function

Full-time equivalents	12/31/2021				12/31/2020				12/31/2019
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,947	4,586	5,113	15,646	6,278	4,589	5,525	16,392	6,501	4,426	5,361	16,288
Services	8,229	5,491	5,924	19,644	8,175	5,934	5,733	19,842	8,250	6,018	5,971	20,239
Research and development	15,347	6,326	10,571	32,244	13,705	6,094	9,781	29,580	12,710	5,793	9,131	27,634
Sales and marketing	11,136	11,598	5,481	28,215	10,348	10,485	5,000	25,834	10,205	10,368	5,209	25,781
General and administration	3,374	2,306	1,199	6,879	3,285	2,161	1,243	6,689	3,161	2,123	1,246	6,530
Infrastructure	2,609	1,353	824	4,786	2,291	1,107	696	4,094	2,220	984	654	3,859
SAP Group (December 31)	46,641	31,660	29,113	107,415	44,082	30,369	27,979	102,430	43,048	29,712	27,571	100,330
Thereof acquisitions	462	407	45	914	609	97	75	781	338	1,638	137	2,113
SAP Group (months' end average)	45,359	30,651	28,354	104,364	43,340	30,306	27,830	101,476	42,697	29,368	27,092	99,157

(B.2) Employee Benefits Expenses

€ millions	2021	2020	2019
Salaries	10,635	10,413	10,031
Social security expenses	1,589	1,439	1,477
Share-based payment expenses	2,794	1,084	1,835
Pension expenses	408	419	369
Employee-related restructuring expenses	25	-7	1,111
Termination benefits outside of restructuring plans	101	72	47
Employee benefits expenses	15,552	13,420	14,870

(B.3) Share-Based Payments

y Accounting for Share-Based Payments

Classification in the Income Statement

Share-based payments cover cash-settled and equity-settled awards issued to our employees. The respective expenses are recognized as employee benefits and classified in our Consolidated Income Statements according to the activities that the receiving employees perform.

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

We believe that the expected volatility is the most sensitive assumption we use in estimating the fair values of our share options. Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2016 Plan, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the Peer Group Index. With respect to our LTI 2020, we believe that future payout will be significantly impacted not only by our share price but also by the relative performance against the NASDAQ-100 companies. Future payouts under our LTI 2020 will also be dependent on meeting non-market-based performance conditions based on SAP's long-term strategy. The latter, however, is not incorporated into our fair value calculation but leads to adjustments of the quantity of awards granted. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

The fair values of our equity-settled Qualtrics Plan equal the Qualtrics share price at grant date, as the expected dividend yield is 0%. The future settlement of Performance Share Units (PSUs) under this plan will also be dependent on meeting non-market-based Qualtrics performance conditions.

Under certain programs, we grant our employees discounts on purchases of SAP shares. Since those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the discounts are granted.

Presentation in the Statements of Cash Flows

We present the payments of our share-based payment plans separately in our Statements of Cash Flows under cash flows from operating activities. As a result, the changes in other assets and in other liabilities presented in the reconciliation of operating cash flow do not consider share-based payment-related assets or liabilities.

The operating expense line items in our income statement include the following share-based payment expenses:

Share-Based Payment Expenses by Functional Area

€ millions	2021	2020	2019
Cost of cloud	59	40	56
Cost of software	70	55	82
Cost of services	266	175	246
Research and development	513	296	429
Sales and marketing	655	360	562
General and administration	1,230	157	461
Share-based payment expenses	2,794	1,084	1,835
Thereof cash-settled share-based payments	1,147	893	1,664
Thereof equity-settled share-based payments	1,647	191	171

Our major share-based payment plans are described below.

a)Cash-Settled Share-Based Payments

SAP Long-Term Incentive Program 2020 (LTI 2020)

The LTI 2020 is a long-term, multi-year performance-based compensation element that is granted in annual tranches. The LTI 2020 reflects SAP's long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2020 also serves to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. In addition, the LTI 2020 includes a component to ensure long-term retention of our Executive Board members.

The LTI 2020 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member's service contract is converted into virtual shares (Share units). For this purpose, the grant amount is divided by the price of the SAP share which corresponds to the arithmetic mean of the SAP share price on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole (grant price). The share units allocated are composed of 1/3 Financial Performance Share Units (FSUs), 1/3 Market Performance Share Units (MSUs), and 1/3 Retention Share Units (RSUs). All three types of share units have a vesting period of approximately four years. In contrast to RSUs, FSUs and MSUs are subject to changes in quantity. In this context, the following applies:

The number of FSUs initially awarded is multiplied by a performance factor. The performance factor consists of three equally weighted individual performance indicators relating to the three non-IFRS KPIs at constant currencies,derived from SAP’s long-term strategy: total revenue, cloud revenue, and operating income. The performance period throughout which the target achievement for these three KPIs is measured starts at the beginning of the financial year in which the FSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

The number of MSUs initially awarded is likewise multiplied by a performance factor. The performance factor depends on the amount of the TSR on the SAP share, measured for an entire performance period of approximately three years, compared to the TSR for NASDAQ-100 companies. If the TSR on the SAP share equals the median, the performance factor will be 100%. If the TSR on the SAP share over the performance period is negative, the maximum performance factor will, however, in deviation from the summary above, be 100%.

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

All share units granted in this way, comprising 60% PSUs and 40% RSUs, have a vesting period of approximately four years. At the end of the vesting period, the corresponding share units are non-forfeitable. The payout price used for the settlement is the arithmetic mean of the XETRA closing prices of the SAP share on the 20 trading days following the publication of SAP’s fourth-quarter results subsequent to the end of the vesting period. The payout price is capped at 300% of the grant price. The LTI tranche is cash-settled and paid in euros after the Annual General Shareholders’ Meeting of the corresponding year.

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

Restricted Stock Unit Plan Including Move SAP Plan, Grow SAP Plan, and COVID-19 Recognition Plan (RSU Plan)

To retain and engage executives and certain employees, we grant virtual shares representing a contingent right to receive a cash payment determined by the SAP share price and the number of share units that ultimately vest. In June 2020 and 2021, we granted share units under the new Grow SAP Plan. This fixed term plan has broadly the same terms and conditions as the Move SAP Plan, recognizes all employees’ commitment to SAP’s success, and deepens their participation in our future company performance. In March 2021, we granted share units under the COVID-19 Recognition Plan to thank all employees for their commitment, dedication, and resilience. Except for a six-month vesting period, this non-recurring plan has broadly the same terms and conditions as the Move SAP Plan.

Granted share units will vest in different tranches, either:

-      Over a half-year service period only

-      Over a one-to-three-year service period only, or

-      Over a three-year service period and upon achieving certain key performance indicators (KPIs)

From 2021 onwards, the number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: operating profit (non-IFRS at constant currencies) and cloud revenue (non-IFRS at constant currencies). Until 2021, operating profit (non-IFRS at constant currencies) was the only KPI. Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 130.9% in 2021 (2020: 100.4%, 2019: 118.7%). All share units are paid out in cash upon vesting.

Qualtrics Cash-Settled Awards Replacing Pre-Acquisition Qualtrics Awards (Qualtrics Rights)

In conjunction with the acquisition of Qualtrics in 2019, under the terms of the acquisition agreement, SAP exchanged unvested Restricted Share Awards (RSAs), Restricted Share Units (RSUs), and Performance Share Units (PSUs), and options held by employees of Qualtrics into cash-settled share-based payment awards of SAP (Qualtrics Rights). After completion of a voluntary exchange offer in conjunction with the Qualtrics IPO in 2021, most of the Qualtrics Rights were exchanged into equity-settled Qualtrics RSU awards. For more information about this voluntary exchange offer, see the section Qualtrics Equity Awards – Exchange Offer in this Note (B.3).

The valuation of our outstanding cash-settled plans was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2021 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan	LTI 2020	RSU Plan
	(2018-2019	(2020-2021	(2018–2021
	Tranches)	Tranches)	Tranches)
Weighted average fair value as at 12/31/2021	64.16	118.73	122.88
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Monte Carlo	Other[1]
Share price	124.90	124.90	124.90
Risk-free interest rate, depending on maturity (in %)	-0.72 to -0.12	NA	-0.72 to -0.32
Expected volatility (in %)	21	30 to 32	NA
Expected dividend yield (in %)	1.52	NA	1.52
Weighted average remaining life of awards outstanding as at 12/31/2021 (in years)	0.7	2.8	1.1

1 For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as at the valuation date.

Fair Value and Parameters Used at Year End 2020 for Cash-Settled Plans

€, unless otherwise stated	LTI 2016 Plan	LTI 2020	RSU Plan	Qualtrics
	(2017-2019	(2020 Tranche)	(2017–2020	Rights
	Tranches)		Tranches)
Weighted average fair value as at 12/31/2020	72.94	94.75	105.52	33.66
Information how fair value was measured at measurement date
Option pricing model used	Monte Carlo	Monte Carlo	Other[1]	Other[1]
Share price	107.22	107.22	107.22	107.22
Risk-free interest rate, depending on maturity (in %)	-0.75 to -0.11	NA	-0.77 to -0.32	-0.77 to -0.37
Expected volatility (in %)	34 to 42	30	NA	NA
Expected dividend yield (in %)	1.54	NA	1.54	1.54
Weighted average remaining life of awards outstanding as at 12/31/2020 (in years)	1.2	3.2	1.0	1.5

1 For these awards, the fair value is calculated by subtracting the net present value of expected future dividend payments, if any, until maturity of the respective award from the prevailing share price as at the valuation date.

For the LTI 2016 Plan valuation, the Peer Group Index price on December 31, 2021, was US$593.37 (2020: US$481.65); the expected dividend yield of the index of 1.00% (2020: 1.14)%, the expected volatility of the index of 17% to 18% (2020: 26% to 31)%, and the expected correlation of the SAP share price and the index price of 35% to 36% (2020: 27% to 30)% are based on historical data for the SAP share price and index price.

For the LTI 2020 valuation, the NASDAQ-100 Total Return Index on December 31, 2021, was US$19,217.94 (2020: US$15,072.29). The expected volatility of the NASDAQ-100 companies of 36% to 38% (2020: 36%), and the expected correlation of SAP and the NASDAQ-100 companies of 31% to 34% (2020: 31%) are based on historical TSR data for SAP and the NASDAQ-100 companies.

The risk-free interest rate is derived from German government bonds with a similar duration. The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards Under Our Cash-Settled Plans

Thousands, unless otherwise stated	LTI 2016 Plan	LTI 2020	RSU Plan	Qualtrics
	(2017–2019	(2020–2021	(2017–2021	Rights
	Tranches)	Tranches)	Tranches)
12/31/2019	1,110	0	16,128	16,007
Granted	0	202	9,238	0
Adjustment based upon KPI target achievement	-211	NA	-5	NA
Exercised	-129	0	-7,204	-7,791
Forfeited	-3	-30	-1,164	-699
12/31/2020	767	172	16,993	7,518
Granted	0	238	12,204	0
Adjustment based upon KPI target achievement	-150	NA	153	NA
Exercised	-92	0	-8,092	-1,780
Exchanged	NA	NA	-1,309	-5,451
Forfeited	-57	-70	-1,165	-243
12/31/2021	469	340	18,783	44

Total carrying amount (in € millions) of liabilities as at
12/31/2020	49	6	1,027	193
12/31/2021	28	15	1,260	1

Total intrinsic value of vested awards (in € millions) as at
12/31/2020	32	3	0	0
12/31/2021	38	4	0	0

Weighted average share price (in €) for awards exercised in
2020	124.03	NA	109.75	113.34
2021	106.68	NA	107.69	105.10

Total expense (in € millions) recognized in
2019	44	NA	1,087	461
2020	-9	6	760	132
2021	-11	9	1,139	11

Share-Based Payment Balances

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	839	462	1,302	863	454	1,317
/ Other non-financial liabilities	5,203	860	6,063	4,643	770	5,413
Share-based payment liabilities as % of / Other non-financial liabilities	16	54	21	19	59	24

b) Equity-Settled Share-Based Payments

Recognized Expense for Equity-Settled Plans

€ millions	2021	2020	2019
Own	200	191	171
Qualtrics Plan	1,426	0	0
Others	21	0	0
Total	1,647	191	171

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

Numbers of Shares Purchased

Millions	2021	2020	2019
Own	5.7	5.5	5.2

As a result of our Own SAP Plan, we have commitments to grant SAP shares to employees. We intend to meet these commitments by reissuing treasury shares or through an agent who administers the equity-settled programs and purchases shares on the open market. We have fulfilled the obligations of Own through an agent.

Qualtrics Equity Awards

Qualtrics Omnibus Plan (Qualtrics Plan)

Qualtrics grants equity awards settled with Qualtrics shares to eligible employees and the executive officers of Qualtrics. Qualtrics intends to meet these commitments by issuing shares. Granted units are either RSU awards subject to a time-based vesting, or PSUs subject to the achievement of certain performance conditions, as established by Qualtrics’ board of directors and measured annually (Qualtrics RSUs). Additionally, there are Qualtrics equity-settled options resulting from acquisitions as described below. The RSUs mainly vest with 25% one year after grant and ratably thereafter for 12 quarters. The PSUs vest in four equal annual installments and are measured annually, with vesting of 100% of each installment in the event that the performance targets are achieved, and ratable downward adjustments in the event that the performance targets are partially achieved.

Exchange Offer

After completion of a voluntary exchange offer for eligible Qualtrics employees in conjunction with the IPO on January 28, 2021, 5.4 million cash-settled Qualtrics Rights and 1.3 million SAP RSU awards were exchanged into 12.8 million equity-settled Qualtrics RSU awards. The terms and conditions of the voluntary exchange offer, including the exchange ratio, were designed to preserve the intrinsic value of the Qualtrics Rights and SAP RSUs that were tendered. The modification date fair value of the Qualtrics RSU awards was US$30.00, which is equivalent to the Qualtrics IPO price.

Furthermore, a subsequent exchange offer for certain Qualtrics employees in Australia took place in September 2021.

Qualtrics Equity-Settled Options Replacing Clarabridge Options

In conjunction with the acquisition of Clarabridge in 2021, Qualtrics assumed outstanding Clarabridge stock options, which were converted into Qualtrics options. The conversion factor was set to preserve the intrinsic value of the outstanding Clarabridge options. The replacement awards mirror the terms of the replaced awards except that the awards are settled by issuing Qualtrics shares while retaining their initial vesting schedules. For some Qualtrics options, additional vesting terms were agreed. The majority of the assumed options were either fully vested or partially vested as at the acquisition date and had a strike price well below the fair value of the awards at the conversion date. The modification date fair value of the stock options was determined to approximate the intrinsic value of the options with an underlying Qualtrics share price of US$43.88.

Changes in Outstanding Awards Under Our Equity-Settled Plans

		Qualtrics Plan[1]
		Weighted Average Grant
	Awards	Date Fair Value
Thousands, unless otherwise stated
12/31/2020	0	NA
Exchanged	12,872	US$30.04
Granted	80,856	US$44.27
Exercised	-7,467	US$33.43
Forfeited	-2,241	US$41.29
12/31/2021	84,018	US$43.13

1 The number of awards and their weighted average grant date fair values in this table include Qualtrics RSUs and Qualtrics equity-settled options replacing Clarabridge options.

The weighted average remaining life of Qualtrics Plan awards outstanding as at December 31, 2021 (in years) was 3.0 years.

Under Qualtrics’ equity-settled plans, we expect to transfer US$300 million to the tax authority to settle the employees’ tax obligation in 2022.

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

Total Expense of Pension Plans

€ millions	2021	2020	2019
Defined contribution plans	346	326	314
Defined benefit pension plans	62	93	55
Pension expenses	408	419	369

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Foreign Post-Employment		Total
€ millions					Plans
	2021	2020	2021	2020	2021	2020	2021	2020
Present value of the DBO	1,194	1,127	667	616	216	189	2,077	1,932
Fair value of the plan assets	1,183	1,112	578	506	91	73	1,852	1,691
Net defined benefit liability (asset)	11	15	89	110	125	116	225	241
Net defined benefit liability (asset) as % of:
/ Non-current other financial assets	0	0	0	0	0	0	0	0
/ Non-current provisions	3	4	27	31	35	32	65	66

Of the present value of the DBO of our domestic plans, €1,125 million (2020: €1,054 million) relate to plans that provide for lump-sum payments not based on final salary; of the present value of the DBO of our foreign plans, €524 million (2020: €479 million) relate to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Significant Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Discount rate	1.2	0.9	0.8	0.5	0.4	0.3	3.1	3.0	3.7

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	1,134	1,066	968	626	573	495	203	185	154	1,964	1,824	1,617
Discount rate was 50 basis points lower	1,260	1,195	1,090	714	663	576	223	204	159	2,196	2,062	1,825

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

Plan Asset Allocation

€ millions	2021		2020
	Quoted in an	Not Quoted in an	Quoted in an	Not Quoted in an
	Active Market	Active Market	Active Market	Active Market
Total plan assets	597	1,254	485	1,207
Thereof: Asset category
Equity investments	182	0	149	0
Corporate bonds	202	0	151	0
Insurance policies	39	1,254	7	1,207

Our expected contribution in 2022 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 11 years as at December 31, 2021, and 12 years as at December 31, 2020.

Total future benefit payments from our defined benefit plans as at December 31, 2021, are expected to be €2,289 million (2020: €1,969 million). Of this amount, 77% (2020: 77%) has maturities of over five years, and 62% (2020: 64%) relates to domestic plans.

(B.5) Other Employee-Related Obligations

y Accounting Policy
As far as the obligation for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	3,717	398	4,115	3,147	316	3,464
/ Other non-financial liabilities	5,203	860	6,063	4,643	770	5,413
Other employee-related liabilities as % of / Other non-financial liabilities	71	46	68	68	41	64

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

To accelerate the modernization of our cloud infrastructure and to harmonize our platform structure, we initiated a restructuring program in the Global Cloud Services area. The implementation started in the first quarter of 2021 and is expected to conclude in the first half of 2023. The majority of the expenses recognized as a result of this program are impairments of data centers and related assets.

Restructuring expenses presented in SAP’s income statement primarily include the following components:

Restructuring Expenses

€ millions	2021	2020	2019
Employee-related restructuring expenses	-25	7	-1,111
Onerous contract-related restructuring expenses and restructuring-related impairment losses	-132	-4	-19
 Restructuring expenses	-157	3	-1,130

If not presented separately in our income statement, restructuring expenses would have been classified in the different expense items in our income statement as follows:

Restructuring Expenses by Functional Area

€ millions	2021	2020	2019
Cost of cloud	-127	0	-20
Cost of software licenses and support	-5	1	-118
Cost of services	-13	-3	-154
Research and development	-12	1	-467
Sales and marketing	3	3	-299
General and administration	-2	2	-71
 Restructuring expenses	-157	3	-1,130

Section C — Financial Results

This section provides insight into the financial results of SAP's reportable segments and of SAP overall as far as not already covered by previous sections. This includes but is not limited to segment results, income taxes, and earnings per share.

(C.1) Results of Segments

General Information

At year end 2021, SAP had five operating segments that are regularly reviewed by the Executive Board, which is responsible for assessing the performance of the Company and for making resource allocation decisions as our chief operating decision-maker (CODM). The operating segments are largely organized and managed separately according to their product and service offerings, notably whether the products and services relate to our services activities, experience management solutions, business process transformation offerings, or our customer experience portfolio of Emarsys, or cover other activities of our business.

Following organizational changes, and to further strengthen our cloud offerings and support the new cloud strategy, functions related to SAP’s travel management solutions in the Concur segment were mainly integrated into the Applications, Technology & Support segment and the Services segment. Hence, the Concur segment was dissolved.

The Applications, Technology & Support segment derives its revenues primarily from the sale of software licenses, support offerings, and cloud subscriptions (as far as not included in one of the other segments).

The Services segment covers most of SAP’s services activities. Revenues are mainly generated from the sale of various professional services, premium support services, implementation services for our software products, and education services on the use of our products. However, the services segment does not reflect the full services business, as other segments provide services as well.

In 2021, the finance and legal functions of Qualtrics were reintegrated into the Qualtrics segment. Additionally, the Clarabridge business, acquired by Qualtrics International Inc. in October 2021, was added to the Qualtrics segment accordingly (for more information, see Note (D.1)). The Qualtrics segment derives its revenues mainly from the sale of experience management cloud solutions that run front-office functions across experience data, and from the sale of related services. The figures of the Qualtrics segment of SAP and the financial results of Qualtrics International Inc. cannot be compared, notably due to different accounting standards.

The finance and information technology functions of the Emarsys segment have already been integrated into SAP’s corporate functions and therefore their expenses are not included in the Emarsys segment anymore. All other functions are still included in the Emarsys segment, which derives its revenues mainly from the sale of cloud-based customer experience offerings and from the sale of related services. Due to its size, Emarsys is not a reportable segment.

The acquisition of Signavio GmbH, combined with our business process intelligence unit, led to a new operating segment called Business Process Intelligence. The segment derives its revenues from the sale of business process transformation offerings from SAP and Signavio. Due to its size, Business Process Intelligence is not a reportable segment. For more information about the acquisition of Signavio GmbH, see Note (D.1).

The segment information for 2021 and the comparative prior periods were restated to conform with the new segment composition.

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

We use an operating profit indicator to measure the performance of our operating segments. The measurement of operating segment revenues and results includes recurring revenue that is not recognized under IFRS due to fair value accounting for the contracts in effect at the time of the respective acquisitions. Starting in 2021, we no longer adjust our IFRS revenues. Due to immateriality, prior year revenue numbers continue to be based on our previous accounting policies. The accounting policies applied in the measurement of operating segment expenses and profit continue to differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statement:

-      The expense measures exclude:

◾
Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property (including purchased in-process research and development) as well as sale/disposal gains and losses for these intangibles, settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses
◾
Share-based payment expenses
◾
Restructuring expenses

-      SAP headquarter functions which are exclusively managed on corporate level, such as finance, accounting, legal, human resources, global business operations, and corporate marketing, are not included in the results of our reportable segments.

Revenues and expenses of our operating but non-reportable segments, and the certain activities managed on corporate level, as outlined above, are presented under the Other revenue and Other expenses items in the reconciliation in Note (C.2).

Information about assets and liabilities and additions to non-current assets by segment are not regularly provided to our Executive Board. Goodwill by segment is disclosed in Note (D.2).

Applications, Technology & Support

€ millions	2021		2020		2019
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	8,509	8,661	7,541	7,685	6,632
Software licenses	3,244	3,236	3,637	3,765	4,523
Software support	11,410	11,576	11,502	11,707	11,542
Software licenses and support	14,654	14,812	15,139	15,473	16,065
Cloud and software	23,163	23,473	22,680	23,157	22,696
Services	339	343	285	289	355
Total segment revenue	23,502	23,816	22,965	23,446	23,051
Cost of cloud	-2,685	-2,737	-2,315	-2,371	-2,147
Cost of software licenses and support	-1,716	-1,733	-1,757	-1,790	-1,910
Cost of cloud and software	-4,401	-4,470	-4,071	-4,161	-4,057
Cost of services	-406	-412	-393	-399	-421
Total cost of revenue	-4,808	-4,882	-4,464	-4,560	-4,478
Segment gross profit	18,694	18,934	18,500	18,887	18,573
Other segment expenses	-9,127	-9,216	-8,779	-8,953	-8,800
Segment profit	9,567	9,718	9,722	9,934	9,773

1 The 2021 constant currency amounts are only comparable to 2020 actual currency amounts; 2020 constant currency amounts are only comparable to 2019 actual currency amounts.

Qualtrics

€ millions	2021		2020		2019
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	757	780	518	529	371
Cloud and software	757	780	518	529	371
Services	172	177	162	166	137
Total segment revenue	929	957	681	696	508
Cost of cloud	-65	-66	-43	-43	-33
Cost of software licenses and support	0	0	0	0	0
Cost of cloud and software	-65	-66	-43	-43	-33
Cost of services	-125	-128	-110	-112	-78
Total cost of revenue	-190	-194	-152	-155	-110
Segment gross profit	739	763	528	541	398
Other segment expenses	-696	-719	-533	-545	-407
Segment profit	44	44	-4	-5	-9

1 The 2021 constant currency amounts are only comparable to 2020 actual currency amounts; 2020 constant currency amounts are only comparable to 2019 actual currency amounts.

Services

€ millions	2021		2020		2019
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	0	0	0	1	0
Software licenses	0	0	0	0	0
Software support	0	0	4	4	5
Software licenses and support	0	0	4	4	5
Cloud and software	0	0	5	5	5
Services	3,234	3,282	3,374	3,428	3,674
Total segment revenue	3,234	3,283	3,379	3,432	3,679
Cost of cloud	-78	-80	-74	-76	-62
Cost of software licenses and support	-18	-19	-32	-33	-54
Cost of cloud and software	-97	-99	-106	-109	-116
Cost of services	-2,035	-2,062	-2,209	-2,254	-2,579
Total cost of revenue	-2,131	-2,161	-2,315	-2,363	-2,695
Segment gross profit	1,102	1,122	1,063	1,070	983
Other segment expenses	-375	-379	-418	-427	-466
Segment profit	728	743	645	642	517

1 The 2021 constant currency amounts are only comparable to 2020 actual currency amounts; 2020 constant currency amounts are only comparable to 2019 actual currency amounts.

Segment Revenue by Region

€ millions	EMEA			Americas			APJ			Total Segment Revenue
	2021		2020	2021		2020	2021		2020	2021		2020
	Actual	Constant	Actual	Actual	Constant	Actual	Actual	Constant	Actual	Actual	Constant	Actual
	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency	Currency
Applications, Technology & Support	10,902	10,900	10,437	8,862	9,116	8,907	3,737	3,799	3,621	23,502	23,816	22,965
Qualtrics	153	157	97	690	711	528	86	89	55	929	957	681
Services	1,458	1,455	1,479	1,370	1,414	1,491	406	414	408	3,234	3,283	3,379
Total reportable segments	12,513	12,512	12,013	10,922	11,242	10,927	4,230	4,302	4,084	27,665	28,055	27,024

€ millions	EMEA			Americas			APJ			Total Segment Revenue
		2020	2019		2020	2019		2020	2019		2020	2019
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency	Actual Currency
Applications, Technology & Support	10,437	10,549	10,306	8,907	9,200	9,066	3,621	3,698	3,679	22,965	23,446	23,051
Qualtrics	97	99	68	528	540	403	55	56	37	681	696	508
Services	1,479	1,491	1,568	1,491	1,527	1,621	408	415	490	3,379	3,432	3,679
Total reportable segments	12,013	12,139	11,942	10,927	11,267	11,089	4,084	4,169	4,207	27,024	27,574	27,238

For a breakdown of revenue by region for the SAP Group, see Note (A.1).

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statements

€ millions	2021		2020		2019
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Applications, Technology & Support	23,502	23,816	22,965	23,446	23,051
Services	3,234	3,283	3,379	3,432	3,679
Qualtrics	929	957	681	696	508
Total segment revenue for reportable segments	27,665	28,055	27,024	27,574	27,238
Other revenue	177	177	319	322	396
Adjustment for currency impact	0	-390	0	-554	0
Adjustment of revenue under fair value accounting	0	0	-5	-5	-81
 Total revenue	27,842	27,842	27,338	27,338	27,553

Applications, Technology & Support	9,567	9,718	9,722	9,934	9,773
Services	728	743	645	642	517
Qualtrics	44	44	-4	-5	-9
Total segment profit for reportable segments	10,339	10,505	10,363	10,571	10,281
Other revenue	177	177	319	322	396
Other expenses	-2,286	-2,274	-2,395	-2,390	-2,469
Adjustment for currency impact	0	-178	0	-216	0
Adjustment for
Revenue under fair value accounting	0	0	-5	-5	-81
Acquisition-related charges	-623	-623	-577	-577	-689
Share-based payment expenses	-2,794	-2,794	-1,084	-1,084	-1,835
 Restructuring	-157	-157	3	3	-1,130
 Operating profit	4,656	4,656	6,623	6,623	4,473
 Other non-operating income/expense, net	17	17	-179	-179	-74
 Financial income, net	2,174	2,174	776	776	198
 Profit before tax	6,847	6,847	7,220	7,220	4,596

1 The 2021 constant currency amounts are only comparable to 2020 actual currency amounts; 2020 constant currency amounts are only comparable to 2019 actual currency amounts.

(C.3) Other Non-Operating Income/Expense, Net

€ millions	2021	2020	2019
Foreign currency exchange gain/loss, net	49	-154	-51
Thereof from financial assets at fair value through profit or loss	316	601	358
Thereof from financial assets at amortized cost	111	-134	194
Thereof from financial liabilities at fair value through profit or loss	-382	-487	-396
Thereof from financial liabilities at amortized cost	-70	-34	-176
Miscellaneous income/expense, net	-33	-25	-23
 Other non-operating income/expense, net	17	-179	-74

(C.4) Financial Income, Net

€ millions	2021	2020	2019
Finance income	3,123	1,473	787
Thereof gains from financial assets at fair value through profit or loss	3,067	1,360	596
Finance costs	-949	-697	-589
Thereof losses from financial assets at fair value through profit or loss	-654	-342	-151
Thereof interest expense from financial liabilities at amortized cost	-160	-179	-207
Thereof interest expense from financial liabilities at fair value through profit or loss	-50	-76	-155
 Financial income, net	2,174	776	198

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

Tax Expense by Geographic Location

€ millions	2021	2020	2019
Current tax expense
Germany	608	895	625
Foreign	1,360	1,001	1,153
Total current tax expense	1,968	1,896	1,778
Deferred tax expense/income
Germany	109	-38	-3
Foreign	-606	80	-549
Total deferred tax expense/income	-497	42	-552
 Total income tax expense	1,471	1,938	1,226

Major Components of Tax Expense

€ millions	2021	2020	2019
Current tax expense/income
Tax expense for current year	1,707	1,653	1,818
Taxes for prior years	261	243	-40
Total current tax expense	1,968	1,896	1,778
Deferred tax expense/income
Origination and reversal of temporary differences	-526	47	-710
Unused tax losses, research and development tax credits, and foreign tax credits	29	-5	158
Total deferred tax expense/income	-497	42	-552
 Total income tax expense	1,471	1,938	1,226

Profit Before Tax by Geographic Location

€ millions	2021	2020	2019
Germany	2,040	2,481	2,012
Foreign	4,807	4,739	2,584
 Total	6,847	7,220	4,596

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.4% (2020: 26.3%; 2019: 26.4%), to the actual income tax expense. Our 2021 combined German tax rate includes a corporate income tax rate of 15.0% (2020: 15.0%; 2019: 15.0%), plus a solidarity surcharge of 5.5% (2020: 5.5%; 2019: 5.5%) thereon, and trade taxes of 10.6% (2020: 10.5%; 2019: 10.6%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2021	2020	2019
 Profit before tax	6,847	7,220	4,596
Tax expense at applicable tax rate of 26.4% (2020: 26.3%; 2019: 26.4%)	1,808	1,901	1,212
Tax effect of:
Foreign tax rates	-126	-166	-171
Non-deductible expenses	420	254	116
Tax-exempt income	-630	-282	-131
Withholding taxes	204	105	138
Research and development and foreign tax credits	-75	-100	-89
Prior-year taxes	9	128	80
Reassessment of deferred tax assets, research and development tax credits, and foreign tax credits	-34	41	48
Other	-105	57	23
 Total income tax expense	1,471	1,938	1,226
Effective tax rate (in %)	21.5	26.8	26.7

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2021	2020
Deferred tax assets
Intangible assets	759	455
Property, plant, and equipment	19	19
Other financial assets	14	11
Trade and other receivables	58	115
Pension provisions	196	194
Share-based payments	278	197
Other provisions and obligations	1,097	1,155
Contract liabilities	781	631
Carryforwards of unused tax losses	146	123
Research and development and foreign tax credits	77	57
Other	134	108
Total deferred tax assets	3,559	3,065
Deferred tax liabilities
Intangible assets	903	854
Property, plant, and equipment	525	529
Other financial assets	169	239
Trade and other receivables	206	178
Pension provisions	29	21
Share-based payments	1	0
Other provisions and obligations	50	87
Contract liabilities	7	4
Other	181	123
Total deferred tax liabilities	2,071	2,035
Total deferred tax assets, net	1,488	1,030

The increase in deferred tax assets for intangible assets mainly results from the capitalization of research and development expenses for tax purposes. Furthermore, the deferred tax assets for contract liabilities increased mainly because of deferred revenue.

Deferred tax assets for other provisions and obligations in the amount of €472 million (2020: €452 million) and deferred tax liabilities for property, plant, and equipment in the amount of €405 million (2020: €400 million) result from the accounting of liabilities and right-of-use assets from leases.

Items Not Resulting in a Deferred Tax Asset

€ millions	2021	2020	2019
Unused tax losses
Not expiring	430	570	688
Expiring in the following year	26	25	63
Expiring after the following year	309	338	373
Total unused tax losses	765	933	1,124
Deductible temporary differences	602	587	538
Unused research and development and foreign tax credits
Not expiring	28	26	28
Expiring after the following year	20	17	17
Total unused tax credits	48	43	45

Of the unused tax losses, €183 million (2020: €179 million; 2019: €187 million) relate to U.S. state tax loss carryforwards.

We have not recognized a deferred tax liability on approximately €24.04 billion (2020: €18.37 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute mainly with the German and only a few foreign tax authorities. The German dispute is in respect of certain secured capital investments, while the few foreign disputes are in respect of the deductibility of intercompany royalty payments and intercompany services. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,283 million (2020: €1,221 million) in total (including related interest expenses and penalties of €677 million (2020: €648 million)).

Reform of International Taxation Rules

In October 2021, over 135 jurisdictions agreed on a new framework for the international tax system covering the re-allocation of taxing rights and the introduction of a global minimum corporate tax rate. On December 20, 2021, the Organization for Economic Co-operation and Development (OECD) released model rules, which shall ensure that multinational enterprises with revenue above €750 million will be subject to a 15% minimum corporate tax rate. Based on this release, on December 22, 2021, the European Commission (EC) proposed a directive for implementation within the EU. We expect to be subject to such rules. However, since they still need to be implemented into national law and are expected to only apply starting 2023, we cannot yet assess possible impacts for SAP.

(C.6) Earnings per Share

€ millions, unless otherwise stated	2021	2020	2019
Profit attributable to equity holders of SAP SE	5,256	5,145	3,321
Issued ordinary shares[1]	1,229	1,229	1,229
Effect of treasury shares[1]	-49	-46	-35
Weighted average shares outstanding, basic[1]	1,180	1,182	1,194
Weighted average shares outstanding, diluted[1]	1,180	1,182	1,194
Earnings per share, basic, attributable to equity holders of SAP SE (in €)	4.46	4.35	2.78
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)	4.46	4.35	2.78

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

2021 Acquisitions

In 2021, we closed the acquisition of Signavio GmbH, Berlin, Germany, (“Signavio”) and of Clarabridge, Inc., Reston, Virginia, United States, (“Clarabridge”).

Signavio Acquisition

In January 2021, SAP announced it had entered into an agreement to acquire Signavio, a leader in the enterprise business process intelligence and process management space that enables companies to understand, improve, transform, and manage all their business processes quickly and at scale.

The purchase price was €949 million. The transaction closed on March 5, 2021, following satisfaction of regulatory and other approvals. The Signavio operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Signavio, as at the acquisition date:

Signavio Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	255
Other identifiable assets	73
Total identifiable assets	328
Other identifiable liabilities	108
Total identifiable liabilities	108
Total identifiable net assets	220
Goodwill	729
Total consideration transferred	949

The initial accounting for the Signavio business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities of Signavio. Accordingly, the amounts recognized in our financial statements for these items are regarded provisional as at December 31, 2021.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

Signavio goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–	Cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization

–

The acquisition of Signavio complements SAP's business process intelligence offerings and will help create new offerings by combining Signavio products and SAP products, but is also expected to result, for example, in increased SAP S/4HANA and RISE with SAP sales.

–	Improved profitability in Signavio sales and operations

The allocation of the goodwill resulting from the Signavio acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Signavio business combination. For more information, see Note (D.2).

Clarabridge Acquisition

On October 1, 2021 (after receipt of required regulatory approvals and satisfaction or waiver of other customary closing conditions), Qualtrics completed its previously announced acquisition of Clarabridge, a customer experience management software company headquartered in Reston, Virginia, United States, pursuant to an Agreement and Plan of Reorganization and Merger. The number of Qualtrics class A common stock issued to the sellers was fixed based on a valuation of US$1,125 million (subject to certain adjustments) – the assumed Qualtrics share price was US$37.33. The actual consideration transferred (mainly in shares valued at the acquisition date fair value of the common stock) amounted to US$1,298 million (€1,116 million). This includes €910 million of issued shares, €115 million of assumed awards as well as €91 million of cash paid.

Qualtrics has (1) assumed, amended, and restated Clarabridge stock plans, and (2) converted the assumed options to purchase shares of Clarabridge stock outstanding into corresponding Qualtrics options. Qualtrics has granted equity incentive awards to certain continuing employees of Clarabridge and its subsidiaries under their own Qualtrics equity plan at Qualtrics’ sole discretion. For more information see Note (B.3).

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of Clarabridge, as at the acquisition date:

Clarabridge Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	218
Other identifiable assets	79
Total identifiable assets	297
Other identifiable liabilities	103
Total identifiable liabilities	103
Total identifiable net assets	194
Goodwill	922
Total consideration transferred	1,116

The initial accounting for the business combination is preliminary as at December 31, 2021 (as we are still in the process of collecting the information necessary to determine the fair value of, for example, intangible assets as well as tax assets and liabilities).

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

The Clarabridge goodwill consists largely of the synergies that SAP expects to achieve from combining the acquired assets and operations with its existing operations, especially in its Qualtrics subsidiary.

For more information about the allocation of goodwill to our segments (benefitting from the acquisition), see Note (D.2).

Impact of Business Combinations on Our Financial Statements

The amounts of revenue and profit or loss of the Signavio and Clarabridge businesses acquired in 2021 since the acquisition date are included in the 2021 consolidated income statements as follows:

2021 Acquisitions: Impact on SAP’s Financials (Signavio and Clarabridge)

€ millions	2021	Contribution of 2021 Acquisitions
	as Reported
 Revenue	27,842	70
 Profit after tax	5,376	-89

Had the acquired entities been consolidated as at January 1, 2021, our 2021 revenue and profit after tax would not have been materially different.

2021 Divestitures

On April 13, 2021, SAP and investment company Dediq GmbH, Munich, Germany, (“Dediq”) announced that they had agreed to enter into a partnership in the area of financial services. Following the close of the transaction in September 2021 (after satisfaction of all closing conditions including regulatory approvals), SAP and Dediq jointly own the new “SAP Fioneer” entity (with SAP owning a minority share).

SAP and SAP Fioneer have executed transition service and go-to-market agreements, among others.

The disposal gain relating to the transfer of the business (predominantly IP and employees) is included in Other operating income/expense, net (€77 million for both IFRS and non-IFRS).

2020 Acquisitions

On November 4, 2020, we concluded the acquisition of 100% of the shares of Emarsys eMarketing Systems AG, Vienna, Austria, (“Emarsys”) following satisfaction of applicable regulatory and other approvals.

The operating results and assets and liabilities of Emarsys are reflected in our consolidated financial statements from November 4, 2020, onwards.

Measurement period adjustments recorded in both 2021 and 2020 were not material (the measurement period adjustments have resulted in an adjustment of our 2020 numbers – reducing goodwill along with non-current provisions by €6 million ; a further reduction of goodwill by €16 million was caused by adjustments of tax items).

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

Emarsys goodwill is attributed to expected synergies from the acquisition, particularly in the following areas:

–Cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization

–Emarsys offerings complementing the existing SAP Customer Experience solutions

–Improved profitability in Emarsys sales and operations

2020 Divestitures

On May 5, 2020, SAP and Sinch AB, Stockholm, Sweden, ( “Sinch”) announced that they had entered into a definitive agreement for Sinch to acquire the SAP Digital Interconnect group. The business sold (which was a non-reportable segment to SAP) consists of several SAP subsidiaries as well as assets transferred from certain SAP entities. The initial cash purchase price was €225 million (on a cash-free, debt-free basis). The disposal gain of €194 million (IFRS) and €128 million (non-IFRS) is included in Other operating income/expense, net.

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

In making impairment assessments for our goodwill and intangible assets, the outcome of these tests is highly dependent on management’s assumptions regarding future cash flow projections and economic risks, which require significant judgment and assumptions about future developments. They can be affected by a variety of factors, including:

-   Changes in business strategy

-   Internal forecasts

-   Estimation of weighted average cost of capital

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

Goodwill

€ millions
Historical cost
1/1/2020	29,260
Foreign currency exchange differences	-2,010
Additions from business combinations	395
Retirements/disposals	-9
12/31/2020	27,636
Foreign currency exchange differences	1,838
Additions from business combinations	1,737
Retirements/disposals	-20
12/31/2021	31,191

Accumulated amortization
1/1/2020	101
Foreign currency exchange differences	-3
12/31/2020	98
Foreign currency exchange differences	3
12/31/2021	101

Carrying amount
12/31/2020	27,538
12/31/2021	31,090

For more information about our segments and the changes in 2021, see Note (C.1).

Throughout 2021 (particularly in light of the COVID-19 pandemic and its development), we have - through a qualitative and quantitative analysis - been continuously monitoring whether triggering events exist.

Based on our analysis, which we updated in the fourth quarter and which served as the basis for our regular goodwill impairment test, we assume that the COVID-19 situation will continue to improve as vaccine programs continue to take effect globally, leading to a growing demand environment in 2022. For more information, see Note (IN.2).

For impairment testing purposes, the carrying amount of goodwill is allocated to the operating segments expected to benefit from goodwill as follows:

Goodwill by Operating Segment

€ millions	Applications,	Services	Concur	Qualtrics	Emarsys	Business	Total
	Technology &					Process
	Support					Intelligence
12/31/2020	20,844	355	3,307	2,637	395	NA	27,538
12/31/2021	26,074	367	NA	3,846	395	408	31,090

A portion (€43 million) of the goodwill in the Applications, Technology & Support segment was moved to the newly formed Business Process Intelligence segment. Based on the expected synergies, the goodwill added through the acquisition of Signavio (€766 million) was provisionally allocated to the Applications, Technology & Support segment (€383 million) and the Business Process Intelligence segment (€383 million). As the initial accounting for the Signavio business combination is incomplete (for more information, see Note (D.1)), the allocation of goodwill is provisional. The allocation of the goodwill resulting from the Clarabridge acquisition (by Qualtrics) to our operating segments depends on how our operating segments actually benefit from the synergies of the Clarabridge business combination. As we have not yet completed the identification of those benefits and the initial accounting for the business combination is preliminary (for more information, see Note (D.1)), the entire goodwill (€924 million) was provisionally allocated to the Qualtrics segment.

Due to the dissolution of the Concur segment in 2021 (for more information, see Note (C.1)), the Concur goodwill (€3,307 million) was moved to the Applications, Technology & Support segment. Given the close proximity to the 2020 annual goodwill impairment test and the significant headroom, no formal impairment test was performed on the reallocation date of the Concur segment.

In conjunction with the creation of the SAP Fioneer joint venture (for more information, see Note (D.1)), we disposed €20 million of goodwill (thereof €9 million from the Applications, Technology & Support segment and €11 million from the Services segment).

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

Key Assumptions and Detailed Planning Period

Percent, unless otherwise stated	Applications, Technology &		Services		Qualtrics		Emarsys		Business Process
	Support								Intelligence
	2021	2020	2021	2020	2021[1]	2020	2021	2020[2]	2021	2020
Budgeted revenue growth (average of the budgeted period)	8.4	5.4	0.4	3.4	NA	20.6	15.3	NA	31.7	NA
After-tax discount rate	8.8	8.8	7.9	7.2	NA	9.7	10.0	NA	11.5	NA
Terminal growth rate	3.0	3.0	0.0	3.0	NA	3.0	3.0	NA	3.0	NA
Detailed planning period (in years)	5	5	5	5	NA	13	12	NA	14	NA

1   As we are using Level 1 inputs for Qualtrics in 2021, no information on assumptions and the detailed planning period is presented.

2   No formal test was performed in 2020 as the acquisition was after the annual testing date. However, we performed a quantitative and qualitative analysis to monitor whether triggering events exist.

On October 1, 2021, we performed a goodwill impairment test for the segments mentioned above.

Applications, Technology & Support Segment and Services Segment

For more information about our 2021 segment changes, see Note (C.1).

The recoverable amount of these segments was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (target operating margins of 33.1% (Applications, Technology & Support) (2020: 32.4)% and 5.1% (Services) (2020: 2.4)% were used in the valuation).

We believe that no reasonably possible change in any of the above key assumptions would cause the carrying amount of our Applications, Technology & Support segment to exceed the recoverable amount.

For our Services segment, the recoverable amount exceeded the carrying amount by €1,377 million (2020: €1,416 million).

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

		Services
	2021	2020
Budgeted revenue growth (change in pp)	-0.8	-0.6
Target operating margin at the end of the budgeted period (change in pp)	-4	-2

Qualtrics Segment

Qualtrics International Inc. completed its initial public offering (“IPO”) on January 28, 2021. The recoverable amount was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 1 fair value based on the market capitalization derived from publicly listed shares of Qualtrics. We believe that no reasonably foreseeable change in the share price of Qualtrics would cause the carrying amount of our Qualtrics segment to exceed its recoverable amount.

Emarsys Segment

The recoverable amount was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 24.6% was used in the valuation).

Given the fact that the Emarsys segment is expected to show disproportionate growth in the coming years and has not yet reached a steady state, we have used a longer and more detailed planning period than one would apply in a more mature segment.

The recoverable amount exceeded the carrying amount by €547 million.

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

		Emarsys
	2021	20201
Budgeted revenue growth (change in pp)	-1.7	NA
Target operating margin at the end of the budgeted period (change in pp)	-14	NA

1 No formal test was performed in 2020 as the acquisition was after the annual testing date. However, we performed a quantitative and qualitative analysis to monitor whether triggering events exist.

Business Process Intelligence Segment

The recoverable amount was determined based on fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 24.8% was used in the valuation).

Given the fact that the Business Process Intelligence segment is expected to show disproportionate growth in the coming years and has not yet reached a steady state, we have used a longer and more detailed planning period than one would apply in a more mature segment.

The recoverable amount exceeded the carrying amount by €1,225 million.

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin:

Sensitivity to Change in Assumptions

Business Process Intelligence
2021
Budgeted revenue growth (change in pp)	-2.5
Target operating margin at the end of the budgeted period (change in pp)	-20

(D.3)   Intangible Assets

y Recognition of Intangibles

Whereas in general, expenses for internally generated intangibles are expensed as incurred, development expenses incurred on standard-related customer development projects (for which the IAS 38 criteria are met cumulatively) are capitalized on a limited scale with those amounts being amortized over the estimated useful life for the majority of the projects of eight years.

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

Judgment is required in determining the following:

-   The useful life of an intangible asset, as this is based on our estimates regarding the period over which the intangible asset is expected to generate economic benefits to us

-   The amortization method, as IFRS requires the straight-line method to be used unless we can reliably determine the pattern in which the asset’s future economic benefits are expected to be consumed by us

Both the amortization period and the amortization method have an impact on the amortization expense that is recorded in each period.

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

Intangible Assets

€ millions	Software and	Acquired	Customer	Total
	Database Licenses	Technology	Relationships and
			Other Intangibles
Historical cost
1/1/2020	929	2,752	6,415	10,096
Foreign currency exchange differences	-14	-224	-467	-705
Additions from business combinations	1	59	184	244
Other additions	10	0	60	70
Retirements/disposals	-148	-22	-142	-312
Transfers	15	0	-12	3
12/31/2020	793	2,565	6,038	9,396
Foreign currency exchange differences	12	205	427	644
Additions from business combinations	0	233	304	537
Other additions	19	0	66	85
Retirements/disposals	-84	-7	-11	-102
Transfers	93	0	-89	4
12/31/2021	833	2,996	6,735	10,564

Accumulated amortization
1/1/2020	598	2,031	2,976	5,605
Foreign currency exchange differences	-13	-180	-219	-412
Additions amortization	85	214	420	719
Retirements/disposals	-147	-22	-131	-300
12/31/2020	523	2,043	3,046	5,612
Foreign currency exchange differences	11	171	211	393
Additions amortization	77	189	412	678
Retirements/disposals	-64	-11	-10	-85
12/31/2021	547	2,392	3,659	6,598

Carrying amount
12/31/2020	270	522	2,992	3,784
12/31/2021	286	604	3,076	3,966

Significant Intangible Assets

€ millions, unless otherwise stated			Remaining
	Carrying Amount		Useful Life
	2021	2020	(in years)
Ariba – Customer relationships	174	203	4	to	6
Concur – Customer relationships	755	786	9	to	13
Callidus – Customer relationships	241	262	7	to	11
Qualtrics - Acquired technologies	286	360			4
Qualtrics - Customer relationships	983	991	11	to	16
Emarsys – Customer relationships	163	174	6	to	13
Signavio – Customer relationships	184	NA			15
Total significant intangible assets	2,786	2,776

(D.4)   Property, Plant, and Equipment

y Depreciation of Property, Plant and Equipment

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leased assets and leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	2 to 5 years

Property, Plant, and Equipment

€ millions	Land and Buildings	Land and	Other Property,	Other Property,	Advance	Total
		Buildings Leased	Plant, and	Plant, and	Payments and
			Equipment	Equipment	Construction
				Leased	in Progress
12/31/2020	1,457	1,816	1,628	41	99	5,041
12/31/2021	1,609	1,801	1,450	40	77	4,977

Additions
2020	66	404	424	25	87	1,006
2021	144	313	518	23	69	1,067

The additions (other than from business combinations) relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. For more information about the impairment of data centers,see Note (B.6). For more information about leases, see Note (D.5).

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

Leases in the Balance Sheet

€ millions	12/31/2021	12/31/2020
Right-of-use assets
Right-of-use assets – land and buildings	1,800	1,816
Right-of-use assets – other property, plant, and equipment	40	41
Total right-of-use assets	1,840	1,857
/ Property, plant, and equipment	4,977	5,041
Right-of-use assets as % of / Property, plant, and equipment	37	37

Lease liabilities
Current lease liabilities	407	380
/ Current financial liabilities	4,528	2,348
Current lease liabilities as % of / Current financial liabilities	9	16

Non-current lease liabilities	1,736	1,740
/ Non-current financial liabilities	11,042	13,605
Non-current lease liabilities as % of / Non-current financial liabilities	16	13

SAP is committed to future minimum lease payments in the amount of €172 million for facility leases that had not yet commenced as at December 31, 2021. For data centers, we have future commitments to spend €226 million on services and IFRS 16-related assets. Because this agreement does not specify the required split, the entire amount has been included in the purchase obligations reported in Note (D.8).

Leases in the Income Statement

€ millions	2021	2020
Lease expenses within operating profit
Depreciation of right-of-use assets	398	396

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

The valuation of equity securities of private companies requires judgment, since it is typically based on significant unobservable inputs as no market prices are available and there is an inherent lack of liquidity.

We take the most recent qualitative and quantitative information aspects into consideration to determine the fair value estimates of these equity securities.

Considerable judgment and assumptions are involved with regard to the selection of appropriate comparable company data, the assessment of cash requirements of the business, the acceptance of the technology or products in the addressable markets, the actual and forecasted performance, the milestone achievements, the adequacy of price points from financing rounds, the transaction of similar securities of the same company, the rights and preferences of the underlying securities, the selection of adequate equity allocation parameters, and the possible exit scenarios and associated weightings. Because all of these assumptions could change significantly and because of the inherent uncertainty of valuation, our estimated fair values may differ significantly from the values that would have been used had market prices for the investments existed and that will ultimately be realized, and those differences could be material.

Gains/losses on equity securities at FVTPL include gains/losses from fair value fluctuations, from disposals as well as dividends, while gains/losses on equity securities at FVOCI only include dividends, all of which are shown in Financial income, net. Regular way purchases and sales are recorded as at the trade date.

Equity Investments

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Equity securities	0	5,799	5,799	0	3,113	3,113
Investments in associates	0	155	155	0	14	14
Equity investments	0	5,954	5,954	0	3,127	3,127
/ Other financial assets	2,758	6,275	9,033	1,635	3,512	5,147
Equity investments as % of / Other financial assets	0	95	66	0	89	61

Investments in Associates

SAP also has interests in a number of individually immaterial associates. We own more than 20% of the equity interests or have at least 20% of the voting rights. Based on these facts and the nature of the relationships, SAP has determined that it has significant influence.

The following table shows, in aggregate, the carrying amount and share of profit of these associates.

€ millions	2021	2020
Carrying amount of interest in associates	155	14
Share of profit and losses from continuing operations	-9	-1

SAP contributed certain software solutions specific to the financial services industry to SAP Fioneer (with SAP employees also transferring over on a voluntary basis) in exchange for a minority share in the new entity. The transaction closed on September 1, 2021. The associated accounting for this transaction is preliminary and the accounting alignment is ongoing. As such, the proportionate share of earnings is provisional.

The proportionate share of earnings of SAP Fioneer is included in SAP’s Consolidated Financial Statements with a time lag of one month. The figures for the equity result relate to the period from September 1, 2021, to November 30, 2021.

For a list of the names of other equity investments, see Note (G.9).

Financial Commitments in Venture Capital Funds

€ millions	2021	2020
Investments in venture capital funds	255	237

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2021, total commitments to make such investments amounted to €757 million (2020: €607 million), of which €502 million had been drawn (2020: €370 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus contractually committed future capital contributions.

Maturities

€ millions	12/31/2021
Investments in Venture
Capital Funds
Due 2022	255
Total	255

(D.7) Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2021	2020
Germany	5,305	4,350
Rest of EMEA	5,927	5,798
EMEA	11,232	10,149
United States	30,143	26,829
Rest of Americas	441	379
Americas	30,584	27,208
APJ	1,263	1,216
SAP Group	43,079	38,572

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

(D.8) Purchase Obligations

€ millions	2021	2020
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	99	106
Other purchase obligations	4,680	3,685
Purchase obligations	4,779	3,791

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

Maturities

€ millions	12/31/2021
Purchase Obligations
Due 2022	1,199
Due 2023 to 2026	2,946
Due thereafter	634
Total	4,779

Section E — Capital Structure, Financing, and Liquidity

This section describes how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and deep debt capacity.

(E.1) Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will allow us to continuously cover our funding requirements through the capital markets on reasonable terms and, in so doing, ensure a high level of independence, confidence, and financial flexibility.

SAP SE’s long-term credit rating is “A2” by Moody’s and “A” by Standard & Poor’s, both with stable outlook.

	12/31/2021		12/31/2020
	€ millions	% of	€ millions	% of	∆ in %
		Total Equity and		Total Equity and
		Liabilities		Liabilities
/ Equity	41,523	58	29,927	51	39
/ Current liabilities	16,136	23	12,842	22	26
/ Non-current liabilities	13,510	19	15,696	27	-14
/ Liabilities	29,646	42	28,537	49	4
Thereof financial debt	13,094	18	13,283	23	-1
Thereof lease liabilities	2,143	3	2,120	4	1
/ Total equity and liabilities	71,169	100	58,464	100	22

In 2021, we drew two short-term loans of €950 million and €500 million with the tenor of one year and a flexible repayment schedule, as well as €150 million in issued commercial paper (CP). At maturity, we repaid €500 million in Eurobonds, as well as €150 million in CP. Making use of the flexible structure, we further repaid €1,250 million in acquisition loan for Qualtrics prior to its final maturity date in 2022. The ratio of total nominal volume of financial debt to total equity and liabilities decreased 4 pp.

(E.2) Total Equity

y Accounting for Interests in Subsidiaries

Changes in SAP's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When SAP loses control over the subsidiary, it derecognizes the assets and liabilities of the subsidiary and any related non-controlling interests (NCI) and other components of equity. Any resulting gain or loss is recognized in profit or loss.

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

	Issued	Treasury
Millions	Capital	Shares
1/1/2019	1,228.5	-34.9
12/31/2019	1,228.5	-34.9
Purchase of treasury shares	0	-14.1
12/31/2020	1,228.5	-48.9
12/31/2021	1,228.5	-48.9

On January 13, 2022, SAP announced a new share repurchase program to service future share-based compensation awards. The program, with a volume of up to €1 billion, is planned to be executed in the period between February 1, 2022, and December 31, 2022.

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

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which may be effected only to the extent that the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2021, €100 million, representing 100 million shares, was still available for issuance (2020: €100 million).

Other Components of Equity

€ millions	Exchange	Cash Flow	Total
	Differences	Hedges/Cost of
		Hedging
1/1/2019	1,239	-5	1,234
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	537	-1	536
12/31/2019	1,776	-6	1,770
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	-2,792	10	-2,782
12/31/2020	-1,016	4	-1,012
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,846	-26	2,819
12/31/2021	1,830	-22	1,808

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

In 2021, we distributed €2,182 million (€1.85 per share) in dividends for 2020 compared to €1,864 million (€1.58 per share) paid in 2020 for 2019 and €1,790 million (€1.50 per share) paid in 2019 for 2018.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2021, the Executive Board intends to propose that a dividend of €2.45 per share (that is, an estimated total dividend of €2,890 million), be paid from the profits of SAP SE, which includes an extraordinary dividend component of €0.50 per share to celebrate SAP’s 50th anniversary in 2022.

Non-Controlling Interests

On January 28, 2021, Qualtrics successfully issued 12% of its shares on the Nasdaq Stock Market (NASDAQ). The IPO-related cash inflow amounted to €1,847 million and the initial value of non-controlling interests in net assets was €909 million.

On October 1, 2021, Qualtrics completed its acquisition of Clarabridge in the form of Qualtrics shares and cash. Following the issuance of new Qualtrics shares, SAP’s ownership further decreased to 78%, resulting in an additional value of non-controlling interests of €261 million in net assets to be recognized.

On November 11, 2021, Qualtrics announced the closing of its public offering and issued an additional 4% of its shares, which reduced SAP’s ownership in Qualtrics to 74%. The offering-related cash inflow amounted to €981 million and the corresponding value of non-controlling interests in net assets was €250 million.

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

Impairment of Non-Derivative Financial Debt Investments

For these financial assets, we apply considerable judgment by employing the general impairment approach as follows:

-   For cash at banks, time deposits, and debt securities such as acquired bonds and acquired commercial paper, we apply the low credit risk exception, as it is our policy to invest only in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model, and we record a loss allowance at an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. Even though we invest only in assets of at least investment-grade, we also closely observe the development of credit default swap spreads as a measure of market participants’ assessments of the creditworthiness of a debtor to evaluate probable significant increases in credit risk to timely react to changes should these manifest. Among others, we consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, when there is information about a counterparty’s financial difficulties or if there is a drastic increase in a counterparty’s credit default swap spread for a prolonged time period while the overall market environment remains generally stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced, for example, by the bankruptcy of a counterparty of such financial assets.

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

Expenses and gains or losses on financial liabilities at AC mainly consist of interest expense, which is shown in Financial income, net. Gains/losses from foreign currency exchange rate fluctuations are included in Other non-operating income/expense, net.

Group Liquidity, Financial Debt, and Net Debt

Group liquidity consists of cash at banks, money market and other funds, as well as time deposits and debt securities (both with remaining maturities of less than one year). Financial debt is defined as the nominal volume of bank loans, issued commercial paper, private placements, and bonds. Net debt is group liquidity less financial debt.

Group Liquidity and Net Debt

€ millions	2021	2020	∆
/ Cash and cash equivalents	8,898	5,311	3,587
Current time deposits and debt securities	2,632	1,470	1,162
Group liquidity	11,530	6,781	4,750
Current financial debt	-3,755	-1,482	-2,273
Non-current financial debt	-9,338	-11,801	2,463
Financial debt	-13,094	-13,283	189
Net debt (–)	-1,563	-6,503	4,939

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net debt.

Cash and Cash Equivalents

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	3,149	0	3,149	2,732	0	2,732
Time deposits	1,420	0	1,420	927	0	927
Money market and other funds	4,281	0	4,281	1,655	0	1,655
Debt securities	50	0	50	0	0	0
Expected credit loss allowance	-3	0	-3	-3	0	-3
/ Cash and cash equivalents	8,898	0	8,898	5,311	0	5,311

Non-Derivative Financial Debt Investments

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	2,605	0	2,605	1,448	0	1,448
Debt securities	30	0	30	24	0	24
Financial instruments related to employee benefit plans	0	201	201	0	162	162
Loans and other financial receivables	79	107	186	83	107	190
Expected credit loss allowance	-3	0	-3	-3	0	-3
Non-derivative financial debt investments	2,711	308	3,019	1,552	269	1,822
/ Other financial assets	2,758	6,275	9,033	1,635	3,512	5,147
Non-derivative financial debt investments as % of / Other financial assets	98	5	33	95	8	35

Time deposits with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of acquired CP and acquired bonds of mainly financial and non-financial corporations and municipalities.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

€ millions	2021					2020
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	900	8,965	900	8,851	9,751	500	9,844	500	9,868	10,369
Private placement transactions	393	373	396	393	790	0	707	0	742	742
Commercial paper	930	0	931	0	931	930	0	931	0	931
Bank loans	1,533	0	1,533	0	1,533	52	1,250	52	1,250	1,302
Financial debt	3,756	9,338	3,760	9,245	13,005	1,482	11,801	1,484	11,860	13,344
/ Financial liabilities			4,528	11,042	15,570			2,348	13,605	15,953
Financial debt as % of / Financial liabilities			83	84	84			63	87	84

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 0.83% in 2021, 0.87% in 2020, and 1.09% in 2019.

For more information about the risk associated with our financial liabilities, see Note (F.1). For more information about fair values, see Note (F.2).

Bonds

	2021							2020
	Maturity	Issue Price	Coupon Rate	Effective Interest	Nominal Volume		Carrying	Carrying
				Rate	(in respective		Amount	Amount
					currency		(in € millions)	(in € millions)
					in millions)
Eurobond 8 – 2014	2023	99.478%	1.125% (fix)	1.24%		€1,000	999	998
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%		€1,000	985	1,006
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%		€600	597	597
Eurobond 14 – 2018	2021	100.519%	0.000% (var.)	-0.15%		€500	0	500
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%		€500	499	498
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%		€500	491	510
Eurobond 18 – 2018	2022	99.654%	0.250% (fix)	0.36%		€900	900	899
Eurobond 19 – 2018	2024	99.227%	0.750% (fix)	0.89%		€850	847	845
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%		€1,000	982	1,009
Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%		€1,250	1,223	1,279
Eurobond 22 – 2020	2023	99.794%	0.000% (fix)	0.07%		€600	599	599
Eurobond 23 – 2020	2026	99.200%	0.125% (fix)	0.26%		€600	596	596
Eurobond 24 – 2020	2029	98.787%	0.375% (fix)	0.51%		€800	769	789
Eurobonds							9,487	10,125
USD bond - 2018	2025	100.000%	0.721% (var.)	0.80%	US$	300	264	243
Bonds							9,751	10,369

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2021						2020
	Maturity	Coupon Rate	Effective Interest	Nominal Volume		Carrying Amount	Carrying Amount
			Rate	(in respective		(in € millions)	(in € millions)
				currency in
				millions)
U.S. private placements
Tranche 7 – 2012	2022	3.18% (fix)	3.22%	US$	444.5	396	373
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$	323	300	281
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$	100	94	88
Private placements						790	742

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Commercial Paper

The net proceeds from our commercial paper program (Commercial Paper, or CP) are being used for general corporate purposes, including dividends and share repurchases. As at December 31, 2021, we had €930 million of issued commercial paper outstanding with maturities generally less than six months and the carrying amount was €931 million (December 31, 2020: €931 million). The weighted average interest rate of our CP was -0.48% as at December 31, 2021 (December 31, 2020: -0.40%).

Loans

In 2021, prior to its original maturity date, SAP repaid the remaining €1,250 million from the term loan drawn in 2019 for the acquisition of Qualtrics.

In March 2021, SAP drew two short-term bank loans of €950 million and €500 million with tenors of one year. In November 2021, the tenors were extended to September 30, 2022. The loans can be repaid flexibly over time, and currently bear interest at 0.55% and 0.52%, respectively.

Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

€ millions	1/1/2021	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2021
			Combinations	Currency	Changes
Current financial debt	1,482	980	1	1	0	1,291	3,755
Non-current financial debt	11,801	-1,252	2	78	0	-1,291	9,338
Financial debt (nominal volume)	13,283	-272	3	79	0	0	13,094
Basis adjustment	126	0	0	3	-163	0	-34
Transaction costs	-66	0	0	0	0	11	-55
Financial debt (carrying amount)	13,344	-272	3	82	-163	11	13,005
Accrued interest	61	0	0	0	0	-1	60
Interest rate swaps	-114	0	0	-1	157	0	42
Lease[1]	2,120	-374	4	106	0	287	2,143
Total liabilities from financing activities	15,411	-646	7	187	-6	297	15,250

1 Other includes new lease liabilities.

€ millions	1/1/2020	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2020
			Combinations	Currency	Changes
Current financial debt	2,529	-2,282	2	-17	0	1,251	1,482
Non-current financial debt	11,139	2,000	1	-88	0	-1,251	11,801
Financial debt (nominal volume)	13,668	-282	2	-105	0	0	13,283
Basis adjustment	13	0	0	-4	117	0	126
Transaction costs	-64	-16	0	0	0	14	-66
Financial debt (carrying amount)	13,616	-298	2	-109	117	14	13,344
Accrued interest	67	0	0	0	0	-6	61
Interest rate swaps	7	0	0	2	-123	0	-114
Lease[1]	2,204	-378	15	-125	0	404	2,120
Total liabilities from financing activities	15,895	-675	17	-233	-5	413	15,411

1 Other includes new lease liabilities.

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

Derivatives Designated as Hedging Instruments

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions. With regard to foreign currency risk, hedge accounting relates to the spot price and the intrinsic values of the derivatives designated and qualifying as cash flow hedges. Accordingly, the effective portion of these components determined on a present value basis is recorded in other comprehensive income. The forward element and time value as well as foreign currency basis spreads excluded from the hedging relationship are recorded as cost of hedging in a separate position in other comprehensive income. As the amounts are not material, they are presented together with the effective portion of the cash flow hedges in our consolidated statements of comprehensive income and consolidated statements of changes in equity. All other components including counterparty credit risk adjustments of the derivative and the ineffective portion are immediately recognized in Financial Income, net in profit or loss. Amounts accumulated in other comprehensive income are reclassified to profit or loss to Other non-operating income/expense, net and Financial income, net in the same period when the hedged item affects profit or loss.

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

Amendments to IFRS 9, IAS 39, IFRS 16, IFRS 4, and IFRS 7 – Interest Rate Benchmark Reform

The IASB issued amendments to IFRS 9, IAS 39, IFRS 16, IFRS 4, and IFRS 7 on August 26, 2020, completing Phase 2 of the Interest Rate Benchmark Reform (IBOR reform) project. This was necessary because major interest rate benchmarks were reformed or even replaced.

We are exposed to interest rate benchmarks due to our investing, financing, and hedging activities. The impact of the interest rate benchmark reform, however, is very limited either because the interest rate benchmarks we are mainly using will stay in place (that is, Euribor, USD Fed Funds Rate), the instruments will mature well before the respective benchmark rate is discontinued, or because the instruments have fixed interest rates.

We are impacted by the IBOR reform with regard to:

-    Derivatives held in a hedging relationship: We have already replaced the old interest rate benchmark with the new risk-free rate for our EUR interest rate swaps designated in hedging relationships for which we transitioned from EONIA to Euro Short-Term Rate (€STR) +8.5bps in the first quarter of 2021, or

-    Non-derivative financial instruments: We are in the process of reviewing and amending the respective contracts well before the respective IBOR will no longer be quoted, which is the case for our USD bond of US$300 million referencing to three-month USD LIBOR.

We continue to monitor the IBOR reform project, assess any impact, manage our transition to alternative benchmark rates, and provide respective disclosures. Apart from that, the IBOR reform had no impact on our risk management strategy.

We are exposed to various financial risks, such as market risks (that is, foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

We manage market risks, credit risk, and liquidity risk on a Group-wide basis through our global treasury department, global risk management, and global credit management. Risk management policies are established to identify risks, to set appropriate risk limits, and to monitor risks. Risk management policies and hedging strategies are laid out in our internal guidelines (for example, treasury guideline and other internal guidelines), and are subject to continuous internal review, analysis, and update to reflect changes in market conditions and our business.

We only purchase derivative financial instruments to reduce risks and not for speculation, which is defined as entering into derivative instruments without a corresponding underlying transaction.

Foreign Currency Exchange Rate Risk

Foreign Currency Exchange Rate Risk Factors

As we are active worldwide, our ordinary operations are subject to risks associated with fluctuations in foreign currencies. Since the Group’s entities mainly conduct their operating business in their own functional currencies, our risk of exchange rate fluctuations from ongoing ordinary operations is not considered significant. However, SAP occasionally generates foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, the majority of these transactions are hedged as described below.

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

For all years presented, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships. Also, ineffectiveness was either not material or non-existent in all years reported. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within a time frame of 12 months from the date of the statement of financial position.

The amounts as at December 31, 2021, relating to items designated as hedged items were as follows:

Designated Hedged Items in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments
2021
Change in value used for calculating hedge ineffectiveness	-28
Cash flow hedge	-28
Cost of hedging	-2
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0

The amounts as at December 31, 2021, designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments
2021
Nominal amount	1,023
Carrying amount
Other financial assets	1
Other financial liabilities	-31
Change in value recognized in OCI	-28
Hedge ineffectiveness recognized in Finance income, net	0
Cost of hedging recognized in OCI	2
Amount reclassified from cash flow hedge in OCI to Other non-operating income, net	-4
Amount reclassified from cost of hedging in OCI to Finance income, net	-3

On December 31, 2021, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Maturity
	2021
	1–6 Months	7–12 Months
Forward exchange contracts
Net exposure in € millions	770	253
Average EUR:GBP forward rate	0.87	0.86
Average EUR:JPY forward rate	130.52	130.32
Average EUR:CHF forward rate	1.08	1.07
Average EUR:AUD forward rate	1.58	1.61
Average EUR:USD forward rate	1.19	1.16

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

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

–      The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income

–      Foreign currency embedded derivatives affecting other non-operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31, 2021, was as follows:

Foreign Currency Exposure

€ billions	2021	2020
Year-end exposure toward all our major currencies	1.4	0.9
Average exposure	1.3	0.9
Highest exposure	1.6	1.0
Lowest exposure	1.0	0.9

Foreign Currency Exchange Rate Sensitivity

We calculate our sensitivity on an upward/downward shift of +/–10% of the foreign currency exchange rate between the euro and all major currencies (2020: +/-10% of the foreign currency exchange rate between the euro and all other major currencies; 2019: +/–10% of the foreign currency exchange rate between the euro and all other major currencies). If, on December 31, 2021, 2020, and 2019, the foreign currency exchange rates had been higher/lower as described above, this would have had the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

€ millions	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2021	2020	2019	2021	2020	2019
Derivatives held within a designated cash flow hedge relationship
All major currencies –10% (2020: all major currencies –10%; 2019: all major currencies –10%)				106	43	53
All major currencies +10% (2020: all major currencies +10%; 2019: all major currencies +10%)				-106	-43	-53
Embedded derivatives
All currencies –10%	40	40	53
All currencies +10%	-49	-49	-53

Interest Rate Risk

Interest Rate Risk Factors

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars, since a large part of our investments are based on variable rates and/or short maturities (2021: 67%; 2020: 67%) and most of our financing transactions are based on fixed rates and long maturities (2021: 87%; 2020: 85%).

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

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to convert certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions on a 1:1 ratio. Including interest rate swaps, 50% (2020: 48%) of our total interest-bearing financial liabilities outstanding as at December 31, 2021, had a fixed interest rate.

The amounts as at December 31, 2021, relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

€ millions	2021
	Fixed-Rate	Fixed-Rate
	Borrowing in EUR	Borrowing in USD
Notional amount	4,550	285
Carrying amount	4,508	284
Accumulated fair value adjustments in Other financial liabilities	59	-24
Change in fair value used for measuring ineffectiveness	59	-9
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains/losses	0	-16

The amounts as at December 31, 2021, designated as hedging instruments were as follows:

Designated Hedging Instruments in Interest Rate Hedges

€ millions	2021
	Interest Rate	Interest Rate
	Swaps for	Swaps for
	EUR Borrowing	USD Borrowing
Notional amount	4,550	285
Carrying amount
Other financial assets	0	7
Other financial liabilities	-49	0
Change in fair value used for measuring ineffectiveness	-49	7

As at December 31, 2021, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

€ millions							2021
							Maturity
	2022	2024	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts			1,000	1,000	800	500	1,250
Average variable interest rate			1.469%	0.893%	0.233%	0.868%	1.031%
USD interest rate swaps
Nominal amounts	196	88
Average variable interest rate	1.011%	0.890%

None of the fair value adjustment from the receiver swaps, the basis adjustment on the underlying hedged items held in fair value hedge relationships, and the difference between the two recognized in Financial income, net, is material in any of the years presented.

Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

€ billions	2021				2020
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	0.03	0.03	0.03	0.02	0.02	0.02	0.02	0.02
Cash flow interest rate risk
From investments (including cash)	7.72	6.25	7.72	4.67	4.58	5.14	5.77	4.58
From financing	1.71	2.07	2.95	1.70	1.99	3.18	3.93	1.99
From interest rate swaps	4.83	4.82	4.83	4.81	4.81	4.78	5.10	4.30

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

Due to the different interest rate expectations for the U.S. dollar and the euro area, we base our sensitivity analyses on a yield curve upward shift of +75/+20 basis points (bps) for the U.S. dollar/euro area (2020: +50/+10bps for the U.S. dollar/euro area; 2019: +50/+10bps for the U.S. dollar/euro area), and a yield curve downward shift of –25/–20bps for the U.S. dollar/euro area (2020: –50/–20bps for the U.S. dollar/euro area; 2019: –50/– 20bps for the U.S. dollar/euro area).

If, on December 31, 2021, 2020, and 2019, interest rates had been higher/lower than as described above, this would not have had a material effect on Financial income, net, for our variable interest rate investments and would have had the following effects on Financial income, net.

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2021	2020	2019
Derivatives held within a designated fair value hedge relationship
Interest rates +75 bpsfor U.S. dollar area/+20 bps for euro area (2020: + 50 / +10 bps for U.S. dollar/euro area; 2019: +50/+10bps for U.S. dollar/euro area)	-70	-41	-41
Interest rates –25 bps for U.S. dollar area/–20 bps for euro area (2020: –50 /–20 bps for U.S. dollar/euro area; 2019: –50 /–20 bps for U.S. dollar/euro area)	68	79	76
Variable-rate financing
Interest rates + 75 bps for U.S. dollar area/+ 20 bps for euro area (2020: + 50 /+10 bps for U.S. dollar/euro area; 2019: +50/+10bps for U.S. dollar/euro area)	-10	-6	-8
Interest rates –25 bps for U.S. dollar area/–20 bps for euro area (2020: –50–20 bps for U.S. dollar/euro area; 2019: –50–20 bps for U.S. dollar/euro area)	5	6	8

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

We also monitor the exposure with regard to our share-based payment plans. To reduce resulting profit or loss volatility, we historically hedged certain cash flow exposures associated with these plans by purchasing derivative instruments, but we did not apply hedge accounting. This practice ceased in June 2021.

Equity Price Exposure

On December 31, 2021, our exposure from our investments in equity securities was €5,799 million (2020: €3,113 million; 2019: €1,996 million).

For information about the exposure from our share-based payments plans, see Note (B.3).

Equity Price Sensitivity

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2021	2020	2019
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 10% - increase of financial income, net	515	259	156
Decrease in equity prices and respective unobservable inputs of 10% - decrease of financial income, net	-515	-259	-156

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

Credit Risk Management

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat.” We only invest in issuers with a lower rating in exceptional cases. Such investments were not material in 2021 and 2020. The weighted average rating of our financial assets is A. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

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

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, 2021, our exposure to credit risk from cash, time deposits, and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

€ millions, unless otherwise stated	2021
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Not Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB-	-0.0%	6,864	0	-3
Risk class 2 - high risk	BB to D	0.0%	37	0	0
Risk class 3 - unrated	NA	-10.3%	29	0	-3
Total		-0.1%	6,930	0	-6

€ millions, unless otherwise stated	2020
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Not Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB–	-0.1%	4,846	0	-3
Risk class 2 - high risk	BB to D	0.0%	29	0	0
Risk class 3 - unrated	NA	-11.3%	23	0	-3
Total		-0.1%	4,898	0	-6

As at December 31, 2021, the major part of our other loans and other financial receivables was concentrated in Germany. There were no loans, or other financial receivables past due but not impaired and we had no indications of impairments of such assets that were not past due and not impaired as at that date.

Trade Receivables and Contract Assets

As at December 31, 2021, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables and Contract Assets

€ millions, unless otherwise stated	2021
	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount Credit-	ECL Allowance
		Credit-Impaired	Impaired
AR not due and due	-0.5%	4,106	6	-19
AR overdue 1 to 30 days	-1.0%	611	57	-7
AR overdue 30 to 90 days	-1.8%	514	48	-10
AR overdue more than 90 days	-19.3%	482	240	-139
TOTAL	-2.9%	5,713	351	-175

€ millions, unless otherwise stated	2020
	Weighted Average Loss Rate	Gross Carrying Amount Not	Gross Carrying Amount Credit-	ECL Allowance
		Credit-Impaired	Impaired
AR not due and due	-0.2%	4,426	0	-10
AR overdue 1 to 30 days	-0.9%	511	71	-5
AR overdue 30 to 90 days	-1.8%	380	61	-8
AR overdue more than 90 days	-16.8%	695	273	-163
TOTAL	-2.9%	6,012	405	-186

For 2021, the movement in the ECL allowance for trade receivables and contract assets is as follows:

Movement in ECL Allowance for Trade Receivables and Contract Assets

€ millions	2021	2020
	ECL Allowance	ECL Allowance
Balance as at 1/1	-186	-131
Net credit losses recognized	-87	-97
Amounts written off	98	42
Balance as at 12/31	-175	-186

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

In September 2019, we initiated a commercial paper program (Commercial Paper, or CP). As at December 31, 2021, we had €930 million of CP outstanding with maturities generally less than six months (2020: €930 million).

Additionally, as at December 31, 2021 and 2020, the Group had available lines of credit totaling €346 million and €372 million, respectively. There were immaterial borrowings outstanding under these lines of credit in all years presented.

Liquidity Risk Exposure

The table below is an analysis of the remaining contractual maturities of all our financial liabilities held as at December 31, 2021. Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31, 2021. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2021	2022	2023	2024	2025	2026	Thereafter
Non-derivative financial liabilities
Trade payables	-1,089	-1,089	0	0	0	0	0
Lease liabilities	-2,143	-448	-338	-263	-208	-184	-934
Other financial liabilities	-13,285	-4,084	-1,695	-1,228	-936	-1,165	-4,773
Total of non-derivative financial liabilities	-16,517	-5,621	-2,033	-1,491	-1,144	-1,349	-5,707

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2020	2021	2022	2023	2024	2025	Thereafter
Non-derivative financial liabilities
Trade payables	-1,014	-1,014	0	0	0	0	0
Lease liabilities	-2,120	-426	-359	-262	-218	-165	-931
Other financial liabilities	-13,770	-1,982	-2,640	-1,700	-1,211	-918	-5,933
Total of non-derivative financial liabilities	-16,904	-3,422	-2,999	-1,962	-1,429	-1,083	-6,864

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying	Contractual Cash Flows		Carrying	Contractual Cash Flows
	Amount			Amount
	12/31/2021	2022	Thereafter	12/31/2020	2021	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-62			-61
Cash outflows		-2,381	-12		-2,902	-7
Cash inflows		2,327	0		2,842	0
Currency derivatives designated as hedging instruments	-31			-1
Cash outflows		-919			-141
Cash inflows		885			139
Interest rate derivatives designated as hedging instruments	-49			0
Cash outflows		-48	-476
Cash inflows		60	421
Total of derivative financial liabilities	-142	-76	-67	-63	-62	-7
Derivative financial assets
Currency derivatives not designated as hedging instruments	45			38
Cash outflows		-2,878			-2,452
Cash inflows		2,923			2,493
Currency derivatives designated as hedging instruments	1			7
Cash outflows		-136			-291
Cash inflows		137			297
Interest rate derivatives designated as hedging instruments	7			114
Cash outflows		-4	-4		-48	-398
Cash inflows		9	6		69	495
Total of derivative financial assets	53	51	2	158	68	97
Total of derivative financial liabilities and assets	-89	-25	-65	95	6	90

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

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2021
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		8,898
Cash at banks[1]	AC	3,149	3,149
Time deposits[1]	AC	1,467	1,467
Money market and similar funds	FVTPL	4,281		4,281	4,281			4,281
Trade and other receivables		6,499
Trade receivables[1]	AC	5,888	5,888
Other receivables[2]	—	611
Other financial assets		9,033
Debt securities	AC	30	30		30			30
Equity securities	FVTPL	5,799		5,799	772	155	4,871	5,799
Investments in associates[2]	—	155
Time deposits	AC	2,602	2,602			2,602		2,602
Financial instruments related to employee benefit plans[2]	—	201
Loans and other financial receivables	AC	186	186			186		186
Derivative assets
Designated as hedging instrument
FX forward contracts	—	1		1		1		1
Interest rate swaps	—	7		7		7		7
Not designated as hedging instrument
FX forward contracts	FVTPL	41		41		41		41
Call options for share-based payments	FVTPL	0		0		0		0
Call option on equity shares	FVTPL	10		10			10	10
Liabilities
Trade and other payables		-1,702
Trade payables[1]	AC	-1,089	-1,089
Other payables[2]	—	-613
Financial liabilities		-15,571
Non-derivative financial liabilities
Loans	AC	-1,533	-1,533			-1,533		-1,533
Bonds	AC	-10,682	-10,682		-10,248	-931		-11,179
Private placements	AC	-790	-790			-801		-801
Other non-derivative financial liabilities[3]	AC	-2,424	-2,424			-281		-281
Derivatives
Designated as hedging instrument
FX forward contracts	—	-31		-31		-31		-31
Interest rate swaps	—	-49		-49		-49		-49
Not designated as hedging instrument
FX forward contracts	FVTPL	-62		-62		-62		-62
Total financial instruments, net		7,158	-3,194	9,997	-5,164	-695	4,881	-978

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2020
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		5,311
Cash at banks[1]	AC	2,732	2,732
Time deposits[1]	AC	924	924
Money market and similar funds	FVTPL	1,655		1,655	1,655			1,655
Trade and other receivables		6,730
Trade receivables[1]	AC	6,232	6,232
Other receivables[2]	—	498
Other financial assets		5,147
Debt securities	AC	24	24		24			24
Equity securities	FVTPL	3,113		3,113	72	536	2,505	3,113
Investments in associates[2]	—	14
Time deposits	AC	1,445	1,445			1,445		1,445
Financial instruments related to employee benefit plans[2]	—	162
Loans and other financial receivables	AC	190	190			190		190
Derivative assets
Designated as hedging instrument
FX forward contracts	—	7		7		7		7
Interest rate swaps	—	114		114		114		114
Not designated as hedging instrument
FX forward contracts	FVTPL	38		38		38		38
Call options for share-based payments	FVTPL	36		36		36		36
Call option on equity shares	FVTPL	4		4			4	4
Liabilities
Trade and other payables		-1,312
Trade payables[1]	AC	-1,014	-1,014
Other payables[2]	—	-298
Financial liabilities		-15,953
Non-derivative financial liabilities
Loans	AC	-1,301	-1,301			-1,301		-1,301
Bonds	AC	-11,300	-11,300		-10,966	-931		-11,897
Private placements	AC	-742	-742			-771		-771
Other non-derivative financial liabilities[3]	AC	-2,547	-2,547			-427		-427
Derivatives
Designated as hedging instrument
FX forward contracts	—	-1		-1		-1		-1
Interest rate swaps	—	0		0		0		0
Not designated as hedging instrument
FX forward contracts	FVTPL	-61		-61		-61		-61
Total financial instruments, net		-77	-5,357	4,904	-9,214	-1,128	2,509	-7,833

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

3  For lease liabilities, included in the line item Other non-derivative financial liabilities, separate disclosure of fair value is not required.

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2021
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	10,131		10,131
At amortized cost	AC	13,323	13,323
Financial liabilities
At fair value through profit or loss	FVTPL	-62		-62
At amortized cost	AC	-16,517	-16,517

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2020
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	4,846		4,846
At amortized cost	AC	11,547	11,547
Financial liabilities
At fair value through profit or loss	FVTPL	-61		-61
At amortized cost	AC	-16,904	-16,904

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA
	Level 2	Quoted prices in an active market deducting a discount for the disposal restriction derived from the premium for a respective put option.	NA	NA
Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	-Peer companies used (revenue multiples range from 3.5 to 11.5) -Revenues of investees -Discounts for lack of marketability (10% to 32.3%)	The estimated fair value would increase (decrease) if: -The revenue multiples were higher (lower) -The investees’ revenues were higher (lower) -The liquidity discounts were lower (higher)

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement

Market approach. Venture capital method evaluating a variety of quantitative and qualitative factors such as actual and forecasted results, cash position, recent or planned transactions, and market comparable companies.

- Nature and selection of financing rounds

- Weighting of financing rounds

- Discounts for lack of marketability

- Weighting of equity allocation method such as option pricing model and common stock equivalent model

- Volatility assumptions

- Estimated time to exit

- Imminent exit value

The estimated fair value would increase (decrease) if:

- Different financing rounds are selected

- Weighting of financing rounds changes

-Weighting of the applied equity allocation methods changes

- Volatility assumptions were higher(lower)

- Estimated time to exit increases (decreases)

- The imminent exit value increases (decreases)

		Last financing round valuations	Nature and pricing indication of latest financing round

The estimated fair value would increase (decrease) if:

-Price of latest financing round increases (decreases)

- The overall company value were higher (lower)

- The respective analyzed share class would be affected by this change due to its rights and preferences

		Net asset value/fair market value as reported by the respective funds	Net asset value calculations of the respective funds	The estimated fair value would increase (decrease) if: -Reported net asset value of respective fund were higher (lower)
Call option on equity shares	Level 3

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

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, were €1,030 million in 2021 (2020: €91 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2021	2020
1/1	2,508	1,896
Transfers
Into Level 3	0	0
Out of Level 3	-455	-201
Purchases	1,076	728
Sales	-852	-233
Gains/losses
Included in financial income, net	2,348	501
Included in exchange differences in other comprehensive income	256	-183
12/31	4,881	2,508
Change in unrealized gains/losses in profit or loss for equity investments held at the end of the reporting period	1,789	376

Transfers out of Level 3 are due to initial public offerings of the respective investees. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity securities held as FVTPL as at the reporting date.

Section G — Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to the Executive Board, the Supervisory Board, related party transactions, and other corporate governance topics.

(G.1) Prepaid Expenses and Other Tax Assets

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	588	242	830	495	187	682
Other tax assets	219	53	272	209	52	261
Total	807	295	1,102	704	239	943
/ Other non-financial assets	1,633	2,628	4,261	1,321	1,926	3,247
Prepaid expenses and other tax assets as % of / Other non-financial assets	49	11	26	53	12	29

Prepaid expenses primarily consist of prepayments for hyperscalers, support services, and software royalties. Other tax assets primarily consist of value-added tax (VAT).

(G.2) Other Tax Liabilities

€ millions	2021			2020
	Current	Non-Current	Total	Current	Non-Current	Total
Other tax liabilities	646	0	646	632	0	632
/ Other non-financial liabilities	5,203	860	6,063	4,643	770	5,413
Other tax liabilities as % of / Other non-financial liabilities	12	0	11	14	0	12

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us.The provisions recorded for these claims and lawsuits as at December 31, 2021, are neither individually nor in the aggregate material to SAP.

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

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. The total amounts claimed by plaintiffs in those intellectual property-related lawsuits or claims in which a claim has been quantified were not material to us as at December 31, 2021 and 2020. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2021, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc., and SAP Labs, LLC in U.S. federal court in California. Teradata alleged that SAP misappropriated trade secrets of Teradata, infringed Teradata’s copyrights (this claim was subsequently withdrawn by Teradata), and violated U.S. antitrust laws. Teradata sought unspecified monetary damages and injunctive relief. In 2019, SAP asserted patent infringement counterclaims against Teradata seeking monetary damages and injunctive relief. In 2020, Teradata initiated a second civil lawsuit against SAP asserting patent infringement, seeking monetary damages and injunctive relief; in February 2021, SAP filed patent infringement counterclaims against Teradata in this second U.S. lawsuit as well as a civil lawsuit against Teradata in Germany asserting patent infringement, seeking monetary damages and injunctive relief. Currently, all claims between the parties have been dismissed. Teradata has appealed the dismissal of its trade secret and antitrust claims; this appeal is expected to be completed by late 2023.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with only a few foreign tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €195 million (2020: €154 million). We have not recorded a provision for these matters, as we believe that we will prevail.

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

For the reasons outlined above, it is impossible at this point in time to determine whether the potential anti-bribery law violations represent present obligations of SAP and, if so, to reliably estimate the amount of these obligations. We recognized no material provisions for these potential violations in our consolidated financial statements 2021. It is also not practicable to estimate the financial effect of any contingent liabilities that may result from these potential violations.

Furthermore, SAP voluntarily self-disclosed potential export control and economic sanctions violations to the U.S. DOJ and the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC) in September 2017. At the same time, SAP provided notification to the U.S. SEC and responded to a U.S. SEC comment letter on export restriction matters in October 2017. SAP also provided disclosure to the U.S. Department of Commerce’s Bureau of Industry and Security (BIS) based on the same alleged facts.

Following comprehensive investigations, SAP entered into a non-prosecution agreement with the U.S. DOJ and mutual settlement agreements with the BIS and OFAC in April 2021. Among other things, the settlement agreements require SAP to conduct internal audits of its compliance with U.S. export control laws and regulations and produce audit reports for a period of three years. In addition, SAP paid non-material monetary penalties in May 2021.

(G.4)   Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2021

Christian Klein

Chief Executive Officer

Corporate Development and Strategy, Security and Secrecy, Compliance

Supervisory Board, adidas AG, Herzogenaurach, Germany

Sabine Bendiek (from January 1, 2021)

Chief People & Operating Officer, Labor Relations Director

HR Strategy, Business Transformation, Leadership Development, Talent Development

Supervisory Board, Schaeffler AG, Herzogenaurach, Germany

Luka Mucic

Chief Financial Officer

Global Finance and Administration including Investor Relations, Internal Audit, Data Protection & Privacy, Business Process Intelligence, Sustainability

Supervisory Board, HeidelbergCement AG, Heidelberg, Germany

Juergen Mueller

Chief Technology Officer

Technology & Innovation

Technology and Innovation Strategy, SAP HANA Database, SAP Business Technology Platform, Analytics, Cloud Infrastructure

Supervisory Board, DFKI GmbH, Kaiserslautern, Germany

Scott Russell (from February 1, 2021)

Customer Success

Global Field Organization including Sales, Services, Partner Ecosystem, and Customer Engagement

Thomas Saueressig

SAP Product Engineering

Global Responsibility for all SAP Business Software Applications, Cloud Operations and Support, Cross-Development Functions, SAP Enterprise Adoption Organization

Julia White (from March 1, 2021)

Chief Marketing and Solutions Officer

Global Marketing, Corporate Communications, Government Affairs

Executive Board Members Who Left During 2021

Adaire Fox-Martin (until June 30, 2021, member of the Executive Board until January 31, 2021)

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2021

Prof. Dr. h.c. mult. Hasso Plattner2, 4, 6,8

Chairperson

Lars Lamadé1, 2, 4,8

Deputy Chairperson (from January 1, 2022)

Head of Global Sponsorships

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Manuela Asche-Holstein (from July 8, 2021)7

Industry Advisor Expert

Member of the SAP Germany SE & Co. KG Works Council

Aicha Evans2, 4, 6, 7

Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, CA, United States

Board of Directors, Joby Aviation LLC, Santa Cruz, CA, United States

Prof. Dr. Gesche Joost4, 7

Professor for Design Research and Head of the Design Research Lab, Berlin University of the Arts, Berlin, Germany

Supervisory Board, Ottobock SE & Co. KGaA, Duderstadt, Germany
Supervisory Board, ING-DiBa AG, Frankfurt, Germany

Margret Klein-Magar1, 2, 3, 8

Deputy Chairperson (until December 31, 2021)

Vice President, Head of SAP Alumni Relations

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Monika Kovachka-Dimitrova1, 2, 4, 7

Chief Operations Expert

Member of the SAP SE Works Council (Europe)

Peter Lengler (from August 10, 2021)1, 3, 7

Value Advisor Expert

Member of the SAP Germany SE & Co. KG Works Council and Member of the SAP SE Works Council (Europe)

Bernard Liautaud2, 4

Managing Partner Balderton Capital, London, United Kingdom

Board of Directors, nlyte Software Ltd., London, United Kingdom (until October 5, 2021)

Board of Directors, Vestiaire Collective SA, Levallois-Perret, France (until April 2, 2021)

Board of Directors, Dashlane, Inc., New York, NY, United States

Board of Directors, Qubit Digital Ltd., London, United Kingdom (until October 10, 2021)

Board of Directors, Aircall.io, New York City, NY, United States

Board of Directors, Virtuo Technologies, Paris, France

Board of Directors, Peakon Aps, Copenhagen, Denmark (until March 9, 2021)

Board of Directors, Tim Talent SAS, Paris, France

Board of Directors, Citymapper Ltd., London, United Kingdom

Board of Directors, Toucan Toco SAS, Paris, France

Board of Directors, Traefik Labs SAS, Lyon, France

Board of Directors, Kili Technology SAS, Paris, France (from July 26, 2021)

Board of Directors, 2121 Atelier, Inc., Brooklyn, NY, United States (from November 18, 2021)

Board of Directors, Sweep SAS, Paris, France (from December 14, 2021)

Dr. Qi Lu4,7,8

CEO, MiraclePlus Ltd., Beijing, China

Board of Directors, Pinduoduo Inc., Shanghai, China

Chairperson of the Board of Directors, Pine Field Holding Limited, Cayman Islands

Chairperson of the Board of Directors, Pine Field Holding Limited, Hong Kong, China

Chairperson of the Board of Directors, Pine Field Ltd., Beijing, China

Gerhard Oswald5, 8

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Christine Regitz1, 2, 4, 5, 8

Vice President, User Experience

Vice President, Head of Women in Tech@SAP

Dr. Friederike Rotsch2, 3, 6,7,8

Group General Counsel and Head of Group Legal & Compliance, Merck KGaA, Darmstadt, Germany

Heike Steck1, 4,5, 7, 8

Senior Operations Manager

Member of the SAP SE Works Council and Member of the SAP SE Works Council (Europe)

Helmut Stengele (from October 29, 2021)

On Early Retirement

Dr. Rouven Westphal (from May 12, 2021)3, 5, 6

Member of the Executive Board of the Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, Germany

Advisory Board, Sharks Sports & Entertainment LLC, San José, CA, United States

Dr. Gunnar Wiedenfels3, 5

Chief Financial Officer, Discovery, Inc., New York, NY, United States

Board of Directors, Motor Trend Group, LLC, El Segundo, CA, United States (until July 1, 2021)

Board of Directors, OWN LLC, West Hollywood, CA, United States

James Wright1, 3, 4, 5

Chairperson of the SAP SE Works Council (Europe)

Supervisory Board Members Who Left During 2021

Pekka Ala-Pietilä (until May 12, 2021)

Panagiotis Bissiritsas (until July 7, 2021)

Christa Vergien-Knopf (until August 9, 2021)

Ralf Zeiger (until October 28, 2021)

1 Appointed by the SAP SE Works Council (Europe)
2 Member of the Company’s Personnel and Governance Committee
3 Member of the Company’s Audit and Compliance Committee
4 Member of the Company’s Technology and Strategy Committee
5 Member of the Company’s Finance and Investment Committee
6 Member of the Company’s Nomination Committee
7 Member of the Company’s People and Culture Committee
8 Member of the Company’s China Strategy Committee

(G.5) Executive and Supervisory Board Compensation

y Accounting Policy

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the share units in the respective year. In 2021 and 2020, share units were issued to the Executive Board members under the LTI 2020 and in 2019 under the LTI 2016 Plan.

In the table “Share-Based Payment for Executive Board Members,” the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for each of the years 2021, 2020, and 2019 was as follows:

Executive Board Compensation

€ thousands	2021	2020	2019
Short-term employee benefits	25,015	5,094	17,378
Share-based payment	25,095	23,095	32,393
Subtotal	50,110	28,189	49,771
Post-employment benefits	464	488	2,825
Thereof defined-benefit	461	487	2,056
Thereof defined-contribution	3	1	769
Total	50,574	28,677	52,596

Share-Based Payment for Executive Board Members

	2021	2020	2019
Number of share units granted	238,428	201,690	344,047
Total expense in € thousands	6,356	11,173	44,447

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2021	2020	2019
DBO 12/31	3,435	3,520	5,497
Annual pension entitlement	108	98	215

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2021	2020	2019
Total compensation	3,856	3,755	3,770
Thereof fixed compensation	3,176	3,149	3,218
Thereof committee remuneration	680	606	553

The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2021	2020	2019
Payments	2,159	3,010	2,081
DBO 12/31	42,313	44,043	44,306

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2021, 2020, or 2019.

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

Companies controlled by Hasso Plattner, Chairperson of the Supervisory Board of SAP SE and Chief Software Advisor of SAP, engaged in the following transactions with SAP: providing consulting services to SAP, receiving sport sponsoring from SAP, and making purchases of SAP products and services.

Occasionally, members of the Executive Board of SAP SE obtain services from SAP for which they pay a consideration consistent with those negotiated at arm’s length between unrelated parties.

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented.

In total, we sold products and services to companies controlled by members of the Supervisory Board in the amount of €2 million (2020: €3 million), we bought products and services from such companies in the amount of €4 million (2020: €2 million), and we provided sponsoring and other financial support to such companies in the amount of €3 million (2020: €4 million). Outstanding balances at year end from transactions with such companies were €0 million (2020: €0 million) for amounts owed to such companies and €0 million (2020: €0 million) for amounts owed by such companies. All of these balances are unsecured and interest-free and settlement is expected to occur in cash. Commitments (the longest of which is for 2 years) made by us to purchase further goods or services from these companies and to provide further sponsoring and other financial support amount to €6 million as at December 31, 2021 (2020: €10 million).

In total, we sold services to members of the Executive Board and the Supervisory Board in the amount of €0 million (2020: €0 million), and we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €2 million (2020: €2 million). Amounts owed, but not yet paid, to Supervisory Board members from these transactions were €0 million as at December 31, 2021 (2020: €0 million). All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.5).

Further, we have relationships to associated entities. In total, we sold products and services to these entities in the amount of €6 million (2020: €2 million), we bought products and services from such companies in the amount of €37 million (2020: €0 million). Outstanding balances at year end from transactions with such companies were €15 million (2020: €0 million) for amounts owed to such companies and €4 million (2020: €0 million) for amounts owed by such companies. All of these balances are unsecured and interest-free, and settlement is expected to occur in cash.

For more information about the SAP Fioneer divestment (SAP Fioneer is an associated entity of SAP and thus treated as a related party), see Note (D.1) and Note (D.6).

(G.7) Principal Accountant Fees and Services

At the Annual General Meeting of Shareholders held on May 12, 2021, our shareholders elected KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG) as SAP’s independent auditor for 2021. KPMG has been the Company’s principal auditor since the fiscal year 2002. KPMG and other firms in the global KPMG network charged the following fees to SAP for audit and other professional services related to 2021 and the previous years:

€ millions	2021			2020			2019
	KPMG AG	Foreign	Total	KPMG AG	Foreign	Total	KPMG AG	Foreign	Total
	(Germany)	KPMG Firms		(Germany)	KPMG Firms		(Germany)	KPMG Firms
Audit fees	3	8	12	3	9	12	3	7	10
Audit-related fees	2	5	7	0	1	2	0	1	1
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	6	13	19	3	10	14	3	8	10

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

(G.8) Events After the Reporting Period

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition is expected to further expand SAP’s Business Network capabilities and strengthen SAP’s solutions for the CFO office. The acquisition is expected to close in March 2022, following completion of customary closing conditions and regulatory approvals.

Other than that, no events have occurred since December 31, 2021, that have a material impact on the Company’s Consolidated Financial Statements.

(G.9) Scope of Consolidation, Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2019	264
Additions	17
Disposals	-12
12/31/2020	269
Additions	39
Disposals	-18
12/31/2021	290

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers, and liquidations of legal entities.

Subsidiaries

Major Subsidiaries

Name and Location of Company	Owner-ship	Total Revenue	Profit/Loss (–)	Total Equity as	Number of	Foot-note
		in 2021[1]	After Tax for	at 12/31/2021[1]	Employees as
			2021[1]		at 12/31/2021[2]
	%	€ thousands	€ thousands	€ thousands
Ariba Technologies India Private Limited, Bangalore, India	100	80,790	9,481	34,185	1,281
Ariba, Inc., Palo Alto, CA, United States	100	1,318,872	499,785	5,276,448	1,772
Concur Technologies, Inc., Bellevue, WA, United States	100	1,621,912	188,665	7,878,818	3,485
Qualtrics, LLC, Wilmington, DE, United States	100	898,901	-1,440,737	8,228,091	3,380
SAP (China) Co., Ltd., Shanghai, China	100	1,106,711	-1,577	-213,060	6,147	[16]
SAP (Schweiz) AG, Biel, Switzerland	100	1,092,657	127,116	264,263	810
SAP (UK) Limited, Feltham, United Kingdom	100	1,235,416	60,404	45,239	1,697
SAP America, Inc., Newtown Square, PA, United States	100	6,215,786	-309,232	19,337,747	8,731
SAP Argentina S.A., Buenos Aires, Argentina	100	162,335	3,129	67,259	1,132	[16]
SAP Asia Pte. Ltd., Singapore, Singapore	100	550,036	7,457	-6,721	1,110	[16]
SAP Australia Pty Ltd, Sydney, Australia	100	740,871	44,741	67,725	1,205
SAP Brasil Ltda, São Paulo, Brazil	100	467,512	-22,415	44,060	2,379	[16]
SAP Canada Inc., Toronto, Canada	100	1,036,257	139,927	700,086	3,012
SAP Deutschland SE & Co. KG, Walldorf, Germany	100	4,921,867	946,574	1,912,583	4,463	[7,9]
SAP España - Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100	510,602	29,557	341,508	791
SAP France S.A., Levallois-Perret, France	100	1,099,071	198,617	1,794,013	1,506
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100	133,643	4,563	23,817	1,163
SAP India Private Limited, Bangalore, India	100	633,680	103,453	359,149	2,125
SAP Industries, Inc., Newtown Square, PA, United States	100	588,508	105,770	1,122,929	276
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100	615,004	37,154	265,312	750
SAP Japan Co., Ltd., Tokyo, Japan	100	1,251,106	138,785	458,761	1,318
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100	78,971	3,321	21,544	1,125
SAP Labs India Private Limited, Bangalore, India	100	628,073	60,855	205,586	9,882
SAP Labs, LLC, Palo Alto, CA, United States	100	575,665	159,933	608,787	1,893
SAP México S.A. de C.V., Mexico City, Mexico	100	415,025	26,097	111,265	964	[16]
SAP National Security Services, Inc., Newtown Square, PA, United States	100	858,772	127,178	651,935	636
SAP Nederland B.V., 's-Hertogenbosch, the Netherlands	100	708,927	208,699	443,701	610	[11]
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100	209,533	14,186	50,793	1,705
SAP Services s.r.o., Prague, Czech Republic	100	83,428	2,074	15,285	1,191

Other Subsidiaries3

Name and Location of Company	Ownership	Footnote
	%

"SAP Kazakhstan" LLP, Almaty, Kazakhstan	100
110405, Inc., Newtown Square, PA, United States	100
Abakus Ukraine Limited Liability Company, Kiev, Ukraine	100
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100	[16]
Apex Expert Solutions LLC, Chantilly, VA, United States	100
AppGyver Inc., Indianapolis, IN, United States	100	[4]
AppGyver Oy., Helsinky, Finland	100	[4]
Ariba Czech s.r.o., Prague, Czech Republic	100	[16]
Ariba India Private Limited, Gurugram, India	100
Ariba International Holdings, Inc., Wilmington, DE, United States	100
Ariba International Singapore Pte. Ltd., Singapore, Singapore	100
Ariba International, Inc., Wilmington, DE, United States	100
Ariba Slovak Republic, s.r.o., Košice, Slovakia	100
Ariba Software Technology Services (Shanghai) Co., Ltd., Shanghai, China	100
Ariba Technologies Netherlands B.V., 's-Hertogenbosch, the Netherlands	100	[11]
Business Objects Holding B.V., 's-Hertogenbosch, the Netherlands	100	[11]
Business Objects Option, LLC, Wilmington, DE, United States	100
Business Objects Software Limited (Trading as SAP Solutions), Dublin, Ireland	100
Callidus Software Inc., San Ramon, CA, United States	100
Callidus Software Ltd., Feltham, United Kingdom	100	[10]
Callidus Software Pty. Ltd., Sydney, Australia	100
CallidusCloud (India) Private Limited, Hyderabad, India	100
CallidusCloud (Malaysia) Sdn. Bhd., Kuala Lumpur, Malaysia	100
CallidusCloud Holdings Pty. Ltd., Sydney, Australia	100
CallidusCloud Pty. Ltd., Sydney, Australia	100
Christie Partners Holding C.V., 's-Hertogenbosch, the Netherlands	100
Clarabridge Netherlands B.V., Amsterdam, the Netherlands	100	[4]
Clarabridge UK Ltd, London, United Kingdom	100	[4]
Clarabridge, Inc., Reston, VA, United States	100	[4]
C-Learning Pty. Ltd., Sydney, Australia	100
ClearTrip Inc. (Mauritius), Ebene, Mauritius	100
ClearTrip Inc., George Town, Cayman Islands	57

Name and Location of Company	Ownership	Footnote
	%
Clicktools Limited, Feltham, United Kingdom	100	[10]
CNQR Operations Mexico S. de. R.L. de. C.V., Mexico City, Mexico	100
Concur (Canada), Inc., Toronto, Canada	100
Concur (Czech) s.r.o., Prague, Czech Republic	100
Concur (France) S.A.S., Levallois-Perret, France	100
Concur (Germany) GmbH, Frankfurt am Main, Germany	100	[8,9]
Concur (Japan) Ltd., Tokyo, Japan	97
Concur (New Zealand) Limited, Wellington, New Zealand	100	[14]
Concur (Philippines) Inc., Makati City, Philippines	100
Concur (Switzerland) GmbH, Zurich, Switzerland	100	[13]
Concur Holdings (France) S.A.S., Levallois-Perret, France	100
Concur Holdings (Netherlands) B.V., 's-Hertogenbosch, the Netherlands	100	[11]
Concur Technologies (Australia) Pty. Limited, Sydney, Australia	100
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100
Concur Technologies (India) Private Limited, Bangalore, India	100
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100	[16]
Concur Technologies (UK) Limited, Feltham, United Kingdom	100
ConTgo Consulting Limited, Feltham, United Kingdom	100
ConTgo Limited, Feltham, United Kingdom	100	[10]
Crystal Decisions (UK) Limited, Feltham, United Kingdom	100	[10]
Datahug Limited, Dublin, Ireland	100	[12]
Delighted, LLC, Wilmington, DE, United States	100
Emarsys Beijing Limited, Beijing, China	100
Emarsys eMarketing Systems GmbH, Vienna, Austria	100
Emarsys İletişim Sistemleri Tic. Ltd Şti., Istanbul, Turkey	100
Emarsys Interactive Services GmbH, Berlin, Germany	100
Emarsys Limited, Hong Kong, China	100
Emarsys North America, Inc., Indianapolis, IN, United States	100
Emarsys Pte. Ltd., Singapore, Singapore	100
Emarsys Pty Ltd, Sydney, Australia	100
Emarsys S.A.S., Levallois-Perret, France	100
Emarsys Schweiz GmbH, Zurich, Switzerland	100
Emarsys UK Ltd, London, United Kingdom	100
EMARSYS-Technologies Informatikai Szolgáltató Kft., Budapest, Hungary	100
Engagor N.V., Ghent, Belgium	100	[4]
Engagor, Inc., Wilmington, DE, United States	100	[4]
ESS Cubed Procurement Proprietary Limited, Johannesburg, South Africa	100
Extended Systems, Inc., San Ramon, CA, United States	100

Name and Location of Company	Ownership	Footnote
	%
Financial Fusion, Inc., San Ramon, CA, United States	100
FreeMarkets Ltda., São Paulo, Brazil	100
Hipmunk, Inc., San Francisco, CA, United States	100
hybris (U.S.) Corporation, Wilmington, DE, United States	100
hybris GmbH, Munich, Germany	100	[8,9]
Inxight Federal Systems Group, Inc., Wilmington, DE, United States	100
IP Asset Holdings, LLC, Provo, UT, United States	100
LeadFormix, Inc., Dublin, CA, United States	100
Learning Heroes Ltd., Feltham, United Kingdom	100	[10]
Learning Seat Borrowings Pty. Ltd., Sydney, Australia	100
Learning Seat Group Pty. Ltd., Sydney, Australia	100
Learning Seat Holdings Pty. Ltd., Sydney, Australia	100
Learning Seat Pty. Ltd., Sydney, Australia	100
LLC "Emarsys", Moscow, Russia	100
LLC “SAP Labs“, Moscow, Russia	100
LLC “SAP Ukraine”, Kiev, Ukraine	100	[16]
Loyalsys GmbH, Vienna, Austria	100
Loyalsys Technologies Israel Ltd., Tel Aviv, Israel	100
Market Metrix Iberia S.L., Barcelona, Spain	100	[4]
Market Metrix Singapore Pte. Ltd., Singapore, Singapore	100	[4]
Market Metrix, A Clarabridge Company, LLC, Wilmington, DE, United States	100	[4]
New Debden Merger Sub II LLC, Wilmington, DE, United States	100
Nihon Ariba K.K., Tokyo, Japan	100
OrientDB Limited, Feltham, United Kingdom	100	[10]
Outerjoin, Inc., San Ramon, CA, United States	100
OutlookSoft Deutschland GmbH, Walldorf, Germany	100	[8,9]
Plat.One Inc., Newtown Square, PA, United States	100
Plat.One Lab S.r.l., Genoa, Italy	100
PT SAP Indonesia, Jakarta, Indonesia	99
Q (AGF2) Inc., Wilmington, DE, United States	100
QAL Technologies Pty Ltd, Sydney, Australia	100
QCL Techonologies Ltd., Toronto, Canada	100
QDL Technologies GmbH, Munich, Germany	100
QFL Technologies S.A.R.L., Paris, France	100
QIL Technologies Limited, Dublin, Ireland	100
QPL Technologies sp. z o.o., Kraków, Poland	100
QSL Technologies Pte. Ltd., Singapore, Singapore	100
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100
Quadrem Chile Ltda., Santiago de Chile, Chile	100
Quadrem International Ltd., Hamilton, Bermuda	100

Name and Location of Company	Ownership	Footnote
	%
Quadrem Netherlands B.V., 's-Hertogenbosch, the Netherlands	100	[11]
Quadrem Overseas Cooperatief U.A., 's-Hertogenbosch, the Netherlands	100
Quadrem Peru S.A.C., Lima, Peru	100
Qualtrics Holdings Inc., Wilmington, DE, United States	100
Qualtrics Hong Kong Limited, Hong Kong, China	100	[4]
Qualtrics India Private Limited, Mumbai, India	100	[4]
Qualtrics International Inc., Wilmington, DE, United States	74
Qualtrics Ireland Limited, Dublin, Ireland	100	[4]
Qualtrics Japan LLC, Tokyo, Japan	100
Qualtrics Korea, LLC, Seoul, South Korea	100	[4]
Qualtrics Mexico, S. DE R.L. DE C.V., Mexico City, Mexico	100	[4]
Qualtrics Netherlands B.V., Amsterdam, the Netherlands	100	[4]
Qualtrics Provo HQ, LLC, Wilmington, DE, United States	100	[4]
Qualtrics Sweden AB, Stockholm, Sweden	100
Qualtrics Switzerland AG, Zurich, Switzerland	100	[4]
Qualtrics Technologies Brasil Ltda., São Paulo, Brazil	100	[4]
Qualtrics Technologies Spain, S.L.U., Madrid, Spain	100
QUL Technologies Limited, London, United Kingdom	100
SAP (Beijing) Software System Co., Ltd., Beijing, China	100
SAP (China) Holding Co., Ltd., Beijing, China	100
SAP Andina y del Caribe C.A., Caracas, Venezuela	100	[16]
SAP AZ LLC, Baku, Azerbaijan	100
SAP Belgium – Systems, Applications and Products S.A., Brussels, Belgium	100
SAP Beteiligungs GmbH, Walldorf, Germany	100
SAP Bulgaria EOOD, Sofia, Bulgaria	100
SAP Business Services Center Nederland B.V., ‘s-Hertogenbosch, the Netherlands	100	[11]
SAP Chile Limitada, Santiago de Chile, Chile	100
SAP CIS, LLC, Moscow, Russia	100
SAP Colombia S.A.S., Bogotá, Colombia	100	[16]
SAP Costa Rica, S.A., San José, Costa Rica	100	[16]
SAP ČR, spol. s r.o., Prague, Czech Republic	100
SAP Cyprus Limited, Nicosia, Cyprus	100
SAP d.o.o., Zagreb, Croatia	100	[16]
SAP Danmark A/S, Copenhagen, Denmark	100
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP East Africa Limited, Nairobi, Kenya	100	[16]
SAP Egypt LLC, Cairo, Egypt	100	[16]
SAP EMEA Inside Sales S.L., Madrid, Spain	100

Name and Location of Company	Ownership	Footnote
	%
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	[8,9]
SAP Estonia OÜ, Tallinn, Estonia	100
SAP Financial, Inc., Toronto, Canada	100
SAP Finland Oy, Espoo, Finland	100
SAP Foreign Holdings GmbH, Walldorf, Germany	100
SAP France Holding S.A., Levallois-Perret, France	100
SAP Global Marketing, Inc., New York, NY, United States	100
SAP Hellas Single Member S.A., Athens, Greece	100
SAP Hong Kong Co., Ltd., Hong Kong, China	100	[16]
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100	[8,9]
SAP India (Holding) Pte. Ltd., Singapore, Singapore	100
SAP International Panama, S.A., Panama City, Panama	100
SAP International, Inc., Miami, FL, United States	100
SAP Investments, Inc., Wilmington, DE, United States	100
SAP Ireland Limited, Dublin, Ireland	100	[12]
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100
SAP Israel Ltd., Ra’anana, Israel	100	[16]
SAP Korea Ltd., Seoul, South Korea	100
SAP Labs France S.A.S., Mougins, France	100
SAP Labs Israel Ltd., Ra’anana, Israel	100
SAP Labs Korea, Inc., Seoul, South Korea	100
SAP Latvia SIA, Riga, Latvia	100
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100

Name and Location of Company	Ownership	Footnote
	%
SAP MENA FZ L.L.C., Dubai, United Arab Emirates	100	[16]
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	49	[5,16]
SAP Nederland Holding B.V.,‘s-Hertogenbosch, the Netherlands	100	[11]
SAP New Zealand Limited, Auckland, New Zealand	100
SAP Norge AS, Oslo, Norway	100
SAP North West Africa Ltd, Casablanca, Morocco	100	[16]
SAP Österreich GmbH, Vienna, Austria	100
SAP Perú S.A.C., Lima, Peru	100	[16]
SAP Philippines, Inc., Taguig City, Philippines	100	[16]
SAP Polska Sp. z o.o., Warsaw, Poland	100
SAP Portals Europe GmbH, Walldorf, Germany	100
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100
SAP Portals Israel Ltd., Ra’anana, Israel	100
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100
SAP Public Services, Inc., Washington, DC, United States	100
SAP Puerto Rico GmbH, Walldorf, Germany	100	[8,9,16]
SAP Retail Solutions Beteiligungsgesellschaft GmbH, Walldorf, Germany	100
SAP Romania SRL, Bucharest, Romania	100
SAP Saudi Arabia Software Services Ltd, Riyadh, Kingdom of Saudi Arabia	100
SAP Saudi Arabia Software Trading Ltd, Riyadh, Kingdom of Saudi Arabia	75	[16]

Name and Location of Company	Ownership	Footnote
	%
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	[8,9]
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	[8,9]
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100
SAP Slovensko s.r.o., Bratislava, Slovakia	100
SAP Software and Services LLC, Doha, Qatar	49	[5,16]
SAP Svenska Aktiebolag, Stockholm, Sweden	100
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100
SAP Taiwan Co., Ltd., Taipei, Taiwan	100
SAP Technologies Inc., Palo Alto, CA, United States	100
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100
SAP UAB, Vilnius, Lithuania	100
SAP Ventures Investment GmbH, Walldorf, Germany	100	[8,9]
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100
SAP West Balkans d.o.o., Belgrade, Serbia	100
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	[8,9]
SAP.io Fund, L.P., Austin, TX, United States	0	[6]
Sapphire Fund Investments II Holdings, LLC, Austin, TX, United States	100	[6]
Sapphire Fund Investments II, L.P., Austin, TX, United States	0	[6]
Sapphire Fund Investments III, L.P., Austin, TX, United States	0	[6]
Sapphire SAP HANA Fund of Funds, L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund I, L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund II, L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund III, L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund IV, L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund V L.P., Austin, TX, United States	0	[6]
Sapphire Ventures Fund VI, L.P., Austin, TX, United States	0	[4,6]
SAPV (Mauritius), Ebene, Mauritius	100	[6]
Signavio ANZ Pty Ltd, Melbourne, Australia	100	[4]
Signavio Benelux B.V., Amsterdam, the Netherlands	100	[4]
Signavio France S.A.S., Paris, France	100	[4]
Signavio GmbH, Berlin, Germany	100	[4,17]
Signavio India Private Limited, Gurugram, India	100	[4]
Signavio Italia S.r.l., Milan, Italy	100	[4]
Signavio Japan KK, Tokyo, Japan	100	[4]
Signavio Pte. Ltd., Singapore, Singapore	100	[4]
Signavio Schweiz GmbH, Zug, Switzerland	100	[4]
Signavio Sweden AB, Stockholm, Sweden	100	[4]
Signavio UK Ltd, Birmingham, United Kingdom	100	[4]
Signavio, Inc., Burlington, VT, United States	100	[4]
Statwing, LLC, Wilmington, DE,United States	100
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100	[16]

Name and Location of Company	Ownership	Footnote
	%
SuccessFactors Cayman, Ltd., Grand Cayman, Cayman Islands	100
SuccessFactors, Inc., Newtown Square, PA, United States	100
SurveyVitals A Qualtrics Company, LLC, Wilmington, DE, United States	100	[4]
Sybase Angola, LDA, Luanda, Angola	100	[15]
Sybase Iberia, S.L., Madrid, Spain	100
Sybase International Holdings Corporation, LLC, San Ramon, CA, United States	100
Sybase, Inc., San Ramon, CA, United States	100
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	70	[16]
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100	[16]
Technology Management Associates Inc., Chantilly, VA, United States	100
Temkin Group, LLC, Wilmington, DE, United States	100
TM Property Holdings, LLC, Wilmington, DE, United States	100
TomorrowNow, Inc., Bryan, TX, United States	100
TRX Europe Limited, Feltham, United Kingdom	100
TRX Technologies India Private Limited, Bangalore, India	100
TRX UK Limited, Feltham, United Kingdom	100	[10]
TRX, Inc., Bellevue, WA, United States	100
Usermind d.o.o Beograd, Belgrade, Serbia	100	[4]
Usermind International, Inc., Seattle, WA, United States	100	[4]
Usermind International, LTD, Bristol, United Kingdom	100	[4]
Usermind, Inc., Seattle, WA, United States	100	[4]
Volume Integration, Inc., Reston, VA, United States	100

1 These figures are based on our local IFRS financial statements prior to eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the Consolidated Financial Statements. The translation of the equity into Group currency is based on period-end closing exchange rates, and on average exchange rates for revenue and net income/loss.

2 As at December 31, 2021, including managing directors, in FTE.

3 Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources, and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

4 Consolidated for the first time in 2021.

5 Agreements with the other shareholders provide that SAP SE fully controls the entity.

6 SAP SE has the following structured entities: SAP.io Fund, L.P., Sapphire Fund Investments II Holdings, LLC, Sapphire Fund Investments II, L.P., Sapphire Fund Investments III, L.P., Sapphire SAP HANA Fund of Funds, L.P., Sapphire Ventures Fund I, L.P., Sapphire Ventures Fund II, L.P., Sapphire Ventures Fund III, L.P., Sapphire Ventures Fund IV, L.P., Sapphire Ventures Fund V, L.P., Sapphire Ventures Fund VI, L.P., SAPV (Mauritius). The results of operations of these entities are included in SAP’s consolidated financial statements in accordance with IFRS 10 (Consolidated Financial Statements).

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

10 Pursuant to section 480 of the UK Companies Act 2006, the entity is exempt from having its financial statements audited on the grounds that the entity is entitled to the benefits from a dormant entity exemption in respect of its financial year ended December 31, 2021.

11 Pursuant to article 2:403 of the Dutch Civil Code, the entity is exempt from applying certain legal requirements to their statutory stand-alone financial statements including the requirement to prepare the financial statements, the requirement of independent audit, and the requirement of public disclosure, on the basis that SAP SE has provided a guarantee of the entity's liabilities in respect of its financial year ended December 31, 2021, or in respect of its financial year ended September 30, 2021, respectively.

12 Pursuant to Irish Companies Act 2014, chapter 16 of Part 6, section 365, the entity is exempt from having its financial statements audited on the grounds that the entity is entitled to the benefits from a dormant entity exemption in respect of its financial year ended December 31, 2021.

13 Pursuant to article 727a, paragraph 2 of the Swiss Code of Obligations, the entity is exempt from having its financial statements audited in respect of its financial year ended December 31, 2021, or in respect of its financial year ended September 30, 2021, respectively.

14 Pursuant to section 211 (3) of the New Zealand Companies Act 1993 and section 45 (2) of the Financial Reporting Act 2013, the entity had approved exclusions and is not required to lodge audited financial statements in respect of its financial year ended September 30, 2021.

15 Pursuant to Angola Tax Law and Presidential Decree no. 147/13 of October 1, 2013, the entity does not qualify as being a Large Taxpayer and therefore is exempt from having its financial statements audited in respect of its financial year ended December 31, 2021.

16 Entity with support letter issued by SAP SE.

17 Dissolved on January 7, 2022, by merger into SAP SE.

Other Equity Investments

Name and Location of Company	Ownership
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17
SAP Fioneer GmbH, Walldorf, Germany	20

Name and Location of Company
Equity Investments with Ownership of at Least 5%
83North IV, L.P., Hertzalia, Israel
Adverity GmbH, Vienna, Austria
Alation, Inc., Redwood City, CA, United States
Alchemist Accelerator Fund I LLC, San Francisco, CA, United States
Aleph-Bigg SPV, L.P., Grand Cayman, Cayman Islands
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners IV, L.P., Menlo Park, CA, United States
Amplify Partners Select Fund IV, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
BGS Holdings, Inc., Austin, TX, United States
Bitonic Technology Labs, Inc., Karnataka, India
Blue Yard Capital 1 Alternative GmbH & Co. KG, Berlin, Germany
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
Blue Yard Crytpo 1, L.P., Hot Springs Village, AR, United States
Boldstart Ventures V, L.P., New York, NY, United States
Boldstart Ventures VI, L.P., New York, NY, United States
Brightfield Holdings, Inc., New York, NY, United States
BY Capital 2 GmbH & Co. KG, Berlin, Germany
Canvas Ventures 3, L.P., Portola Valley, CA, United States
Catchpoint Systems, Inc., New York, NY, United States
CDQ AG, St. Gallen, Switzerland
Chalfen Ventures Fund I L.P., St Heiler, Jersey, Channel Islands
Chalfen Ventures Fund II L.P., St Helier, Jersey, Channel Islands
CircleCI, Inc., San Francisco, CA, United States
Clari, Inc., Sunnyvale, CA, United States
ComponentLab Inc., Seattle, WA, United States
Contentful GmbH, Berlin, Germany
Costanoa Venture Capital II L.P., Palo Alto, CA, United States
Costanoa Venture Capital III L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Creandum SPV TR (D) AB, Stockholm, Sweden
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

GitGuardian SAS, Paris, France
Greater Pacific Capital (Cayman) L.P., Grand Cayman, Cayman Islands
Haystack Ventures V, L.P., Mill Valley, CA, United States
IDG Ventures USA III, L.P., San Francisco, CA, United States
IEX Group, Inc., New York, NY, United States
InfluxData, Inc., San Francisco, CA, United States
Initialized CBH SPV LLC, Walnut, CA, United States
InnovationLab GmbH, Heidelberg, Germany
innoWerft Technologie- und Gründerzentrum Walldorf Stiftung GmbH, Walldorf, Germany
Integral Ad Science Holiding Corp., New York, NY, United States
Involve.ai, Inc., Santa Monica, CA, United States
JFrog, Ltd., Netanya, Israel
JupiterOne, Inc., Morrisville, NC, United States
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
Mango Capital 2018, L.P., Los Altos, CA, United States
Mango Capital 2020, L.P., Los Altos, CA, United States
Matillion Ltd., Altrincham, United Kingdom
Medable Inc., Palo Alto, CA, United States
Mosaic Partners II, L.P., London, United Kingdom
Notation Capital II CIRC, LLC, Brooklyn, NY, United States
Notation Capital II, L.P., Brooklyn, NY, United States
Notation Capital III, L.P., Brooklyn, NY, United States
Notation Capital, L.P., Brooklyn, NY, United States
NOTATION I SPV SV OCT 2020, LLC, Brooklyn, NY, United States
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
Point Nine Capital Fund V GmbH & Co. KG, Berlin, Germany
Project 44, Inc., Chicago, IL, United States
PubNub, Inc., San Francisco, CA, United States
Reltio, Inc., Redwood Shores, CA, United States
Restream, Inc., Austin, TX, United States
Ridge Software Investments I, LLC, San Francisco, CA, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
SafeGraph, Inc., Denver, CO, United States
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
Tetrate.io, Inc., Milpitas, CA, United States
The SaaStr Fund II, L.P., Palo Alto, CA, United States
The SaaStr Fund, L.P., Palo Alto, CA, United States
Third Kind Venture Capital II, L.P., New York, NY, United States
Third Kind Venture Capital III, L.P., New York, NY, United States
Tribe Capital LLC Series 3, Redwood City, CA, United States
Tribe Capital LLC Series 3, Redwood City, CA, United States
UJET, Inc., San Francisco, CA, United States
Unmind Ltd., London, United Kingdom
Upfront V, L.P., Santa Monica, CA, United States
Uptycs, Inc., Waltham, MA, United States
VerbIT, Inc., New York, NY, United States
Vistex, Inc., Hoffman Estates, IL, United States
Walkabout Ventures Fund II L.P., Los Angeles, CA, United States
Yapily Ltd., London, United Kingdom
Zesty Tech Ltd., Ramat Gan, Israel