Form 20-F
period 2024-12-31
SAP SE
filed 2025-02-27
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2024)**

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

**	Including 61,914,771 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2024, which was 1.0351 EUR/USD. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. On February 7, 2025, the Noon Buying Rate for converting euro to dollars was US$1.03 per €1.00.

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

SAP, Adaptive Server, Advantage Database Server, BusinessObjects, ExpenseIt, PartnerEdge, PowerBuilder, PowerDesigner, Replication Server, SAP Ariba, SAP BusinessObjects Explorer, SAP BW/4HANA, SAP Concur, SAP EarlyWatch, SAP Emarsys, SAP Fieldglass, SAP Fiori, SAP HANA, SAP Jam, SAP LeanIX, SAP Lumira, SAP S/4HANA, SAP SuccessFactors, SAP Vora, Sapphire, SAP Signavio, SQL Anywhere, Taulia, TripIt, TripLink, WalkMe, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

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

-	Mergers and Acquisitions: We might not acquire, integrate ordivest companies effectively or successfully.
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

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “is confident,” “development,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “predict,” “project,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results (IFRS) subsection; our quantitative and qualitative disclosures about market risk pursuant to the International Financial Reporting Standards (IFRS) accounting standards, namely IFRS 7 and related statements in our Notes to the Consolidated Financial Statements; Expected Developments and Risk Factors sections; and other forward-looking information appearing in other parts of this report.

To fully consider the factors that could affect our future financial results, both this report and our Annual Report should be considered, as well as all our other filings and furnishings with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise, unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), McKinsey, the European Central Bank (ECB), and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, McKinsey, the ECB, the IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, McKinsey, the ECB, the IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Factors section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

Performance Management System

In the reporting year, we used various measures to manage our performance on our primary financial objectives, which are growth and profitability, and on our primary non-financial objectives, which are customer loyalty, employee engagement, climate performance, and Women in Executive Roles.

Measures to Manage Our Financial Performance

The following are the key measures we use to manage our operating and overall financial performance. Except for free cash flow, we report our key measures at both actual and constant currencies.

We use cloud revenue, cloud and software revenue, current cloud backlog (CCB), and total revenue to measure our progress toward our growth targets. Cloud revenue comprises the main revenues of our cloud business and is derived from fees earned from providing customers with software as a service (SaaS), platform as a service (PaaS), and infrastructure as a service (IaaS). Cloud and software revenue includes cloud revenue, software license revenue, and software support revenue. The vast majority of customers who purchase software licenses also enter into related support contracts with us that generate recurring support revenue after the software sale. Cloud revenue is our largest revenue stream, followed by software support revenue. For more information about our revenue measures, see the Notes to the Consolidated Financial Statements 2024, Note (A.1).

As of a specific key date, the CCB is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months. It is therefore a subcomponent of our overall remaining performance obligations, as per IFRS 15.120. For our committed cloud business, we believe the CCB is a valuable indicator of our go-to-market success, as it reflects both new contracts won and existing contracts renewed.

To measure our profitability, we primarily use operating profit (non-IFRS) and free cash flow. Operating profit (non-IFRS) offers insight into our overall operational process efficiency and business performance, while free cash flow provides management with supplemental information for assessing our liquidity needs and position. Free cash flow is used to determine the cash flow remaining after all expenditures required to maintain or expand our organic business have been paid off. In the reporting year, we calculated free cash flow as net cash flows from operating activities adjusted for purchases (other than purchases made in connection with business combinations) of intangible assets and property, plant, and equipment, and for payments of lease liabilities.

Besides the key measures mentioned above, SAP also uses various supporting measures to offer further insight into our financial performance. These include Cloud ERP Suite revenue,1 total cloud backlog (TCB),2 share of more predictable revenue,3 cloud gross profit, and effective tax rate (non-IFRS).4 We report most of our supporting measures at both actual and constant currencies.

Measures to Manage Our Non-Financial Performance

The following are the key measures we used to manage our non-financial performance in the reporting year.

We assess customer loyalty annually by means of a survey that tracks our customer net promoter score (NPS). The customer NPS5 is determined based on the “likelihood to recommend” question with its proprietary scoring, expressed on a scale of 0–10. We use this measure because we believe that we can only achieve our financial goals if our customers are loyal to, and satisfied with, SAP and our solutions.

The Employee Engagement Index measures the satisfaction and commitment of our employees, how proud they are of our company, and how strongly they identify with SAP. Applying this measure is recognition that our growth strategy depends on having engaged employees. The index is expressed as a percentage of favorable responses to five questions in our #Unfiltered engagement survey and we report it as the average of the scores retrieved in each of the surveys we run in a fiscal year. The #Unfiltered program is based on a “continuous listening” approach that includes multiple data collections throughout the year. The average scores provide an assessment, for the full year, of our employees’ engagement level.

The Women in Executive Roles (WiER) metric measures the percentage of women in the top three management levels below the Executive Board, namely the Global Executive Level, the Senior Executive Level, and the Executive Level, compared to the total number of individuals across all genders in these levels (calculated in heads).SAP is committed to being an equal opportunity employer, ensuring everyone can thrive based on merit and skill, regardless of their diverse backgrounds. Our priority, with the help of this metric, is to monitor how the Company is progressing on this commitment, especially at the most senior levels of the organization.

The gross greenhouse gas emissions metric is used to measure greenhouse gas emissions along the value chain (Scope 1, Scope 2, and Scope 3 emissions relevant for SAP’s business model) as part of our net-zero commitment. We apply a market-based approach. Renewable energies, for example in the form of self-generated renewable electricity, investments in certified renewable energy certificates, long-term green electricity contracts (power purchase agreements), or renewable electricity purchased by our suppliers and customers can be counted toward the reduction of greenhouse gas emissions. We define, measure, and report our greenhouse gas emissions according to the Greenhouse Gas (GHG) Protocol (in millions of tons of CO2 equivalents). The reporting also fulfills ESRS requirements.

1 We use Cloud ERP Suite revenue as a metric to measure the growth of our portfolio of strategic cloud solutions. Cloud ERP Suite references those offerings that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for HR and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management.

2 As of a specific key date, the TCB is the total contractually committed cloud revenue we expect to recognize. Thus, TCB and CCB are both subcomponents of our overall remaining performance obligations following IFRS 15.120. For our committed cloud business, we believe that the TCB and the CCB are valuable indicators of our go-to-market success, as they reflect both new contracts won and existing contracts renewed. For more information on how we calculate these numbers, see the Notes to the Consolidated Financial Statements, Note (A.1).

3 The share of more predictable revenue is the total of cloud revenue and software support revenue divided by total revenue.

4 We define our effective tax rate as the ratio of income tax expense (non-IFRS) to profit before tax (non-IFRS), expressed as a percentage.

5 To derive the customer NPS, we start with the percentage of “promoters” of SAP, that is, those giving us a score of 9 or 10 on a scale of 0–10. We then subtract the percentage of “detractors,” that is, those giving us a score of 0–6. The method ignores “passives,” that is, those giving us a score of 7 or 8. Consequently, the range of achievable scores is –100 to +100, with the latter being the best achievable score for customer loyalty as measured by the customer NPS methodology.

Value-Based Management

Our holistic view of the performance measures described above, and the associated analyses, together form the foundation of our value-based management. We use planning and control processes to manage the compilation of these key measures and their availability to our decision-makers across various management levels.

SAP’s long-term strategic plans are the point of reference for our short- and medium-term planning and controlling processes. We initially identify future growth and profitability drivers at a highly aggregated level for the entire SAP Group. In a first step, the financial plan’s growth ambition is determined by the Group’s comprehensive product portfolio, which is grouped into solution areas for topline growth, with profitability drivers allocated to functions such as development, marketing, sales, delivery, and administration. In a second step, the planned total revenues and total expenses are generally allocated to the areas of functional responsibility of the individual members of the Executive Board (“Board area”). Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets, and to reflect endogenous and exogenous factors. These adjustments, and the assessment of performance, are handled at Board area level. It is then the individual Executive Board member’s responsibility to break down the allocated budget. In a final step, customer-facing revenue targets and cost-of-sales and marketing targets are broken down into sales regions and market units.

We use our detailed annual plans to determine the budget for the respective fiscal year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our financial targets, and to identify any deviations from plan. We continuously monitor the affected Board areas in the SAP Group to analyze their developments and define any appropriate actions. Our entire network of planning, control, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions.

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

We believe that the supplemental historical and prospective non-IFRS financial information we disclose is useful to investors because it is used by our management, in addition to financial data prepared in accordance with IFRS, to gain a more transparent understanding of our past performance and our anticipated future results.

We use the non-IFRS measures consistently in our internal planning and forecasting, reporting, and compensation, as well as in our external communications, as follows:

-      Our management primarily uses the non-IFRS measures, rather than the IFRS measures, as the basis for making financial, strategic, and operating decisions.

-

The variable components of our Executive Board members’ and employees’ remuneration are based on non-IFRS numbers such as operating profit (non-IFRS) and operating margin (non-IFRS) rather than on the respective IFRS measures. An additional variable component used is CCB.

-      The annual budgeting process for all management units is based on operating profit (non-IFRS) numbers rather than the respective IFRS financial measure.

-      All forecast and performance reviews with all senior managers globally are based on the non-IFRS measures, rather than the respective IFRS financial measures.

-      Our internal performance targets and the guidance we provide to the capital markets are based on profit (non-IFRS) measures rather than the respective IFRS financial measures.

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

-      Restructuring expenses in accordance with IFRS

-      Expenses for regulatory compliance matters associated with the provision for (potential) penalties arising from certain ongoing governmental investigations into our business operations, which are described in the Notes to the Consolidated Financial Statements 2024, Note (G.3), and are limited to the scope of IAS 37.

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS) and operating margin (non-IFRS) when evaluating SAP’s continuing operational performance, because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. We also exclude restructuring expenses because they are volatile and generally cannot be influenced by management at levels below the Executive Board. Furthermore, we exclude expenses for regulatory compliance matters (as these expenses are non-recurring and relate to conduct that took place in prior performance periods) so that users of our consolidated financial statements and the Combined Management Report can see the information that our management uses to manage the business.

Non-Operating Income, Net (Non-IFRS)

Numbers that are identified as non-operating income, net (non-IFRS) have been adjusted by excluding the following effects:

-      Acquisition-related charges

■	Net disposal gains and losses arising from the sale of intangibles acquired in business combinations

Consistent with the adjustments we make to our operating expenses (non-IFRS) by excluding amortization expenses and impairment charges for intangibles acquired in business combinations, we adjust our non-operating income, net (non-IFRS) by excluding disposal gains and losses arising from the sale of these intangibles. These net disposal gains and losses are not indicative of SAP’s operations. We believe that by excluding these gains and losses we improve our period-over-period comparability.

Financial Income, Net (Non-IFRS)

Numbers that are identified as financial income, net (non-IFRS) have been adjusted by excluding the following gains and losses:

-      Gains and losses from equity securities, net

■	Includes realized and unrealized effects from the disposal of equity securities, ongoing mark-to-market adjustments on marketable equity investments, changes in fair value of non-marketable equity securities, and others.

Excluding gains and losses from equity securities, net, improves the period-over-period comparability by reducing volatility caused by share price fluctuation, market developments, and other factors beyond our control.

Effective Tax Rate (Non-IFRS)

The effective tax rate (non-IFRS) is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity investments, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts, but they could have a significant impact on our future effective tax rate (IFRS).

Constant Currencies Information

We believe it is important for investors to have information that provides insight into the development of our sales. Revenue measures determined under IFRS provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and about various values and components relating to operating profit that are adjusted for foreign currency effects. We calculate constant currency measures by translating foreign currencies using the average exchange rates from the comparative period instead of the current period. Constant currency values for our current cloud backlog and total cloud backlog measures use the closing exchange rate from the previous year’s corresponding key date instead of the average exchange rate.

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance. We define free cash flow as net cash from operating activities adjusted for purchases of intangible assets and property, plant, and equipment, and for payments of lease liabilities.

Starting in 2025, our definition of free cash flow will be updated to include proceeds from the sale of intangible assets and property, plant, and equipment, which better reflects the way our management evaluates the remaining cash flow generated by our operating activities after investments into long-term assets and leasing. Further impacting our free cash flow, starting 2025, we will no longer include interest paid and interest received in net cash flows from operating activities. Interest paid will be presented under cash flows from financing activities, and interest received under cash flows from investing activities. Had these changes been applied in the reporting year, SAP’s free cash flow would have been €4,222 million (2023: €5,116 million)6.

Usefulness of Non-IFRS Measures

We believe that our non-IFRS measures are useful to investors for the following reasons:

-      Our non-IFRS measures provide investors with insight into management’s decision-making because management uses these measures to run our business and make financial, strategic, and operating decisions. We exclude the expense adjustments outlined above when making decisions to allocate resources. In addition, we use these non-IFRS measures to facilitate comparisons of SAP’s operating performance from period to period.

-      The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating and non-operating performance by excluding certain direct effects of acquisitions, restructuring plans, regulatory compliance matters, and gains and losses from equity securities, net.

-      Non-IFRS and non-GAAP (Generally Accepted Accounting Principles) measures are widely used in the software industry. In many cases, our non-IFRS measures may facilitate comparisons with our competitors’ corresponding non-IFRS and non-GAAP measures.

Limitations of Non-IFRS Measures

Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance primarily for the following reasons:

-	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.
-	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.
-	The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP enters into business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP performs restructurings in the future.
-	The expense adjustment for acquisition-related charges does not arise from a common conceptual basis. This is because the expense adjustment aims to improve comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers, as these combine our revenue and expenses (non-IFRS) despite the absence of a common conceptual basis.
-	Our restructuring charges and the realized net gains from equity securities resulted in significant cash outflows in the past and could do so in the future.
-	Expenses ascribed to regulatory compliance matters may include penalties and legal costs, all of which would impact the operating cash flows of the business.
-	The gains and losses from equity securities, net, that we eliminate in deriving our financial income, net (non-IFRS) numbers are recurring effects that have impacted our financial performance in the past and will do so in the future. Similarly, the acquisition-related effects related to the sale of intangibles arising from business combinations that we eliminate in deriving our non-operating income, net (non-IFRS) have impacted our financial performance in the past and could do so in the future.

We believe that constant currency measures have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenue and expenses and could materially impact our performance.We therefore limit our use of constant currency measures to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering operating profit (non-IFRS) at both nominal and constant currencies on the one hand, and changes in operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS on the other. We caution the readers of our financial reports to follow a similar approach by considering actual and constant currency non-IFRS measures only in addition to, and not as a substitute for,nor as superior to, changes in revenue, operating expenses, operating profit, or other measures of financial performance prepared in accordance with IFRS.

Despite these limitations, we believe that the presentation of our non-IFRS measures and the corresponding IFRS measures, together with the relevant reconciliations, provides useful information to management and investors about present and future business trends relating to our financial condition and results of operations.

6 In the reporting year, free cash flow was €4,113 million (2023: €5,093 million). Under our revised definition, which applies from 2025, free cash flow would have been €4,222 million (2023: €5,116 million). The revised definition excludes the net impact of interest paid and received (2024: €13 million, 2023: €76 million) and includes the proceeds from the sale of intangible assets and property, plant, and equipment (2024: €122 million, 2023: €99 million).

Reconciliation of IFRS to Non-IFRS Financial Measures for 2024 and 2023

Reconciliation of Non-IFRS Revenue

€ millions, unless otherwise stated	2024			2023
	IFRS	Currency	Non-IFRS	IFRS
		Impact	Constant
			Currency
Revenue Numbers
Cloud	17,141	72	17,212	13,664
Software licenses	1,399	1	1,400	1,764
Software support	11,290	53	11,343	11,496
Software licenses and support	12,689	54	12,743	13,261
Cloud and software	29,830	126	29,955	26,924
Services	4,346	9	4,355	4,283
Total revenue	34,176	135	34,310	31,207

Reconciliation of Non-IFRS Operating Expenses

€ millions, unless otherwise stated	2024					2023
	IFRS	Adj.	Non-IFRS	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS
				Impact	Constant
Operating Expense Numbers					Currency
Cost of cloud	-4,660	78	-4,582			-3,884	42	-3,842
Cost of software licenses and support	-1,262	0	-1,262			-1,383	26	-1,356
Cost of cloud and software	-5,922	78	-5,844			-5,267	68	-5,199
Cost of services	-3,321	1	-3,321			-3,407	2	-3,405
Total cost of revenue	-9,243	79	-9,165			-8,674	70	-8,604
Gross profit	24,932	79	25,011	112	25,124	22,534	70	22,603
Research and development	-6,514	5	-6,508			-6,324	7	-6,316
Sales and marketing	-9,090	234	-8,856			-8,828	412	-8,415
General and administration	-1,435	27	-1,409			-1,364	11	-1,354
Restructuring	-3,144	3,144	0			-215	215	0
Other operating income/expense, net	-85	0	-85			-4	0	-4
Total operating expenses	-29,511	3,489	-26,022	-56	-26,079	-25,408	715	-24,693

Reconciliation of Non-IFRS Profit Numbers, Income Tax Expense, and Key Ratios

€ millions, unless otherwise stated	2024					2023
	IFRS	Adj.	Non-IFRS	Currency	Non-IFRS	IFRS	Adj.	Non-IFRS
				Impact	Constant
Profit Numbers					Currency
Operating profit (loss)	4,665	3,489	8,153	78	8,232	5,799	715	6,514
Other non-operating income/expense, net	-298	0	-298			-3	0	-3
Finance income	1,429	-777	652			857	-380	477
Finance costs	-1,031	316	-715			-1,313	525	-788
Financial income, net	398	-461	-63			-456	145	-311
Profit (loss) before tax from continuing operations	4,764	3,028	7,792			5,341	860	6,201
Income tax expense	-1,614	-899	-2,513			-1,741	-139	-1,880
Profit (loss) after tax from continuing operations	3,150	2,129	5,279			3,600	721	4,321
Attributable to owners of parent	3,124	2,162	5,286			3,634	704	4,338
Attributable to non-controlling interests	26	-33	-7			-33	16	-17
Profit (loss) after tax[1]	3,150	2,129	5,279			5,964	139	6,103
Attributable to owners of parent[1]	3,124	2,162	5,286			6,139	297	6,436
Attributable to non-controlling interests[1]	26	-33	-7			-175	-158	-333

Key Ratios
Operating margin (in %)	13.6		23.9		24.0	18.6		20.9
Effective tax rate (in %)	33.9		32.3			32.6		30.3
Earnings per share, basic (in €) from continuing operations	2.68		4.53			3.11		3.72
Earnings per share, basic (in €)[1]	2.68		4.53			5.26		5.51

1 From continuing and discontinued operations.

Reconciliation of Operating Cash Flow from Continuing Operations to Free Cash Flow

€ millions	2024	2023
Net cash flows from operating activities – continuing operations	5,220	6,210
Purchase of intangible assets and property, plant, and equipment	-797	-785
Payments of lease liabilities	-310	-332
Free cash flow	4,113	5,093

Net cash flows from investing activities – continuing operations	-656	-4,603
Net cash flows from financing activities – continuing operations	-3,412	-7,758

Non-IFRS Operating Expense Adjustments by Functional Areas

€ millions	2024					2023
	IFRS	Acquisition-	Restructuring	RCM[1]	Non-IFRS	IFRS	Acquisition-	Restructuring	RCM[1]	Non-IFRS
		Related					Related
Cost of cloud	-4,660	78	0	0	-4,582	-3,884	42	0	0	-3,842
Cost of software licenses and support	-1,262	0	0	0	-1,262	-1,383	26	0	0	-1,356
Cost of services	-3,321	1	0	0	-3,321	-3,407	2	0	0	-3,405
Research and development	-6,514	5	0	0	-6,508	-6,324	7	0	0	-6,316
Sales and marketing	-9,090	255	0	-22	-8,856	-8,828	257	0	155	-8,415
General and administration	-1,435	16	0	11	-1,409	-1,364	11	0	0	-1,354
Restructuring	-3,144	0	3,144	0	0	-215	0	215	0	0
Other operating income/expense, net	-85	0	0	0	-85	-4	0	0	0	-4
Total operating expenses	-29,511	356	3,144	-11	-26,022	-25,408	345	215	155	-24,693

1 Regulatory compliance matters.

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2020	1.85		2.26	[1]
2021	2.45	[4]	2.61	[1]
2022	2.05		2.23	[1]
2023	2.20		2.37	[1]
2024 (proposed)	2.35	[2]	2.43	[2,3]

1 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

2 Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 13, 2025.

3 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 7, 2025 of US$1.03 per €1.00. The dividend paid may differ due to changes in the exchange rate.

4 Includes special increase of €0.50 to celebrate SAP's 50th anniversary.

The amount of dividends paid on the ordinary shares depends on the amount of non - IFRS profits to be distributed by SAP SE, which depends in part upon our financial performance. The Executive Board and the Supervisory Board of SAP SE will recommend to the Annual General Meeting of Shareholders in May 2025 that the total dividend be €2,35 per share. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information — Exchange Rates”). The timing, declaration, amount and payment of any future dividend will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP SE and approved by the Annual General Meeting of Shareholders.

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

As we expand into new countries and markets or extend our business activities in these markets, including emerging and high-risk markets, these risks could intensify. The application of the respective local laws and regulations to our business is sometimes unclear, subject to change over time, and often conflicting among jurisdictions. Additionally, these laws and government approaches to enforcement continue to change and evolve, just as our products and services continually evolve. Compliance with these varying laws and regulations (including, and in particular, global anti-trust regulations) could involve significant costs or require changes in our products or business practices. Non-compliance could result in the imposition of penalties or cessation of orders due to alleged non-compliant activity. Governmental authorities could use considerable discretion in applying these statutes and any imposition of sanctions against us could be material.

Any of these events could have a material adverse effect on our operations globally or in one or more countries or regions, which could have a material adverse effect on our business, financial position, profit, and cash flows.

Legal and IP: Claims and lawsuits against us, such as for IP infringements or breaches of contract, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to protect or enforce our own intellectual property, may result in adverse outcomes.

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

We are subject to risks and associated consequences in the following areas, among others: dependency in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers; integration of open source software components from third parties into our software and the implications derived from it; inability to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information; and the possibility that third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Moreover, the laws and courts of certain countries might not offer effective means to enforce our legal or intellectual property rights. Finally, SAP might face significant adverse rulings in commercial disputes, or might not be able to collect or otherwise enforce all judgments awarded to it in legal proceedings. The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, or cash flows.

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws, or failure to meet the contractual requirements of SAP’s customers with respect to our products and services, could lead to civil liabilities and fines, as well as loss of customers.

As a global software and service provider, SAP is required to comply with local laws wherever it does business. One of the relevant European data protection laws is the General Data Protection Regulation. International data transfers to third countries that do not provide for an adequate level of data protection require additional safeguards, including transfer risk assessments, to justify a transfer from the EU to a third country under the new EU standard contractual clauses. In addition, other countries establish safeguards to justify data transfers to further countries, by implementing their own standard contractual clauses.

Furthermore, data protection and privacy laws, regulations, and other standards around the world are evolving to better protect individuals’ personal information when it comes to marketing activities and to tracking online behavior. Examples include the EU’s Data Act, Digital Services Act, AI Act, and e-Privacy Directive, the Turkish Personal Data Protection Law, China’s Personal Information Protection Law, and Saudi Arabia’s Personal Data Protection Law, which also imposes requirements regarding data localization. This may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (particularly cloud services) and make it more challenging and complex to meet customer expectations. These changing criteria also impact the compliant use of new technology, such as machine learning and Artificial Intelligence for product development and deployment of intelligent applications.

Non-compliance with applicable data protection and privacy laws by SAP or any of the subprocessors engaged by SAP while processing personal data could lead to risks. These include, among others: mandatory disclosure of breaches to affected individuals, customers, and data protection supervisory authorities; investigations and administrative measures by data protection supervisory authorities, such as the instruction to alter or stop non-compliant data processing activities, including the instruction to stop using non-compliant subprocessors; or the possibility of damage claims by customers and individuals, contract terminations, and potential fines.

In addition, the German Federal Office for the Protection of the Constitution and security industry experts continue to warn of risks related to a globally growing number of cybersecurity attacks aimed at obtaining or violating company data including personal data.

Any of these events could have a material adverse effect on our reputation, business, financial performance, competitive or financial position, revenue, profit, and cash flows.

Corporate Governance and Compliance Risks

Ethical Behavior: Our global business exposes us to risks related to unethical behavior and non-compliance with policies by employees, other individuals, partners, third parties, or entities associated with SAP.

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, regulators, and authorities, and adherence to recognized standards of business integrity. This commitment to recognized standards of business integrity is formalized in SAP’s Global Code of Ethical Business Conduct (CoEBC) and supporting guidelines.

We are subject to risks and associated consequences in the following areas, among others: non-compliance with our policies; violation of compliance-related rules, regulations, and legal requirements including, but not limited to, antitrust, anticorruption, and antibribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other applicable laws; collusion with external third parties; fraud and corruption; public sector transactions in territories exposed to a high risk of corruption; or increased exposure and impact on business activities in highly regulated industries, all of which may lead to civil or criminal charges, fines, or claims by affected parties as well as reputational damage.

In recent years, SAP’s Office of Ethics & Compliance (OEC), together with the assistance of an external law firm, investigated non-compliance with SAP’s policies and procedures or applicable laws. These investigations culminated in January 2024 in settlement agreements with the U.S. Securities and Exchange Commission (U.S. SEC) and the U.S. Department of Justice (U.S. DOJ), as well as with authorities in South Africa. During the investigations, SAP fully cooperated with law enforcement authorities and took immediate steps to discipline the employees involved, including terminating the employment of all those implicated in potential law violations. Since these allegations were first made, SAP has also significantly strengthened its compliance program and related internal controls in accordance with DOJ and regulatory expectations and requirements. Separately, in December 2024, SAP’s Brazilian subsidiary reached a settlement with the Office of the Comptroller General of the State of Minas Gerais (CGE) and the State of Minas Gerais Public Prosecutor’s Office (MPMG) in Brazil. SAP fully cooperated with the CGE and MPMG, applied appropriate consequence management, and enhanced its compliance program.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, or cash flows.

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

If any of these risks materialize, this might adversely affect the demand for our products and services as well as the partner’s loyalty and ability to deliver. As a result, we might not be able to scale our business to compete successfully with other vendors, which could have an adverse effect on our reputation, business, competitive or financial position, profit, and cash flows.

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

SAP delivers a full portfolio of solutions, hosts or manages elements of our customers’ businesses in the cloud, processes large amounts of data, and provides mobile solutions to users either directly or through partners and other third parties. This can include the incorporation of third-party data, products, and services into SAP products and services. SAP runs complex cloud services across different complex architectures, with services implemented through SAP’s own cloud and data centers as well as through hyperscalers.

Our industry operates in a complex and evolving cybersecurity landscape with increasingly sophisticated attacks, such as the use of AI and cloud scale, or the exploitation by threat actors of known and unknown “zero-day” security vulnerabilities in our or our customers’ systems or software. These cybersecurity threats can arise from our or our customers’ failure to patch such vulnerabilities in a timely or effective manner. Geopolitical tensions can exacerbate such threats and potentially lead to hybrid warfare between nation states that can include cybersecurity attacks on private companies, with threat actors targeting IT products, businesses, and the supply chain. Like many companies, SAP and certain of our third-party partners have experienced and expect to continue to experience cyberattacks and other security incidents that could affect our business. However, we are not aware of any such incidents that have had a material impact on our business.

SAP is guided by the NIST CSF and employs a multilayered control strategy to identify, detect, protect, respond, and recover from cybersecurity attacks. When we become aware of unauthorized access to our systems or those of our third-party partners, we have action plans in place intended to identify and remediate the source and impact of such events.

The scanning tools we deploy across our networks and products regularly identify and track security vulnerabilities, which are prioritized based on known and anticipated risks, and our remediation activities aim to patch within the designated timeframes.

We have also implemented patch management processes. However, we may be unable to comprehensively apply patches or to confirm that mitigating measures are in place to mitigate all such vulnerabilities, or that any patches will be applied before exploitation by a threat actor. Vulnerabilities may persist even after we have issued security patches should our customers fail to either apply the patches, update their systems, or authorize service downtime sufficient to allow for patching by SAP. If attackers are able to exploit vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our and our customers’ systems and data.

We could also experience material exposure to our business operations and service delivery due to disruptions in backups, in disaster recovery processes, or in business-continuity management processes, or as the result of malicious or inadvertent actions by employees, contractors, or other parties. Security threats may also exist due to delayed or insufficient responses to identified issues or other interdependencies such as cloud service providers and those beyond SAP’s cybersecurity infrastructure and protocols.

SAP and/or its partners may have inadequate security controls or insufficient compliance with existing controls, which could impact SAP’s and/or its partners’ ability to comply with applicable regulations and customer requirements. SAP and/or its partners could unknowingly introduce security threats and vulnerabilities if they have not established relevant security evaluation processes. Failure to integrate or maintain SAP’s cybersecurity framework and protocols with network systems obtained through acquisitions could also introduce cybersecurity vulnerabilities.

The foregoing and other events such as these could result in a loss of customers or customer opportunities, a diminished reputation in the marketplace, government investigations or enforcement actions, internal investigations, litigation including class actions, fines, or penalties, increased costs associated with remediation or compliance requirements, required changes to our business model or operations, and a host of other costs and losses, any or all of which could have a material adverse effect on our reputation, business, financial performance, competitive or financial position, profit, and cash flows.

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

We are subject to risks and associated consequences in the following areas, among others: incorrect information or assumptions during the due diligence process for acquisitions, divestitures, and other transactions; failure to integrate acquired technologies or solutions successfully and profitably into SAP’s solution portfolio and strategy; failure to successfully integrate acquired entities and their operations; failure to fulfill the needs of the acquired company’s customers or partners; failure to implement, restore, or maintain internal controls, disclosure controls, and procedures and policies within acquired companies; debt incurrence or significant unexpected cash expenditures; impairment of goodwill and other intangible assets acquired in business combinations; and failure of acquired companies to comply with regulatory requirements.

We have in the past, and may in the future, choose to divest certain entities, businesses, or product lines. We may have difficulty obtaining terms acceptable to us. Additionally, we may have difficulty carving out portions of or entire businesses, we may incur a loss of revenue or experience a negative impact on margins, or we may not achieve the desired strategic and financial benefits. Such potential transactions may also delay achievement of our strategic objectives, cause us to incur additional expenses, disrupt customer, partner, and employee relationships, and may expose us to unanticipated or ongoing obligations and liabilities, including because of indemnification obligations. Further, during the pendency of a divestiture, we may be subject to risks such as a decline in the business to be divested, a loss of employees, customers, or suppliers, and the risk that the transaction may not close, any of which could have a material adverse effect on the business to be divested as well as our retained business. If a divestiture is not completed for any reason, we may not be able to find another buyer on the same terms, and we may have incurred significant costs without the corresponding benefit.

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

We are integrating AI into several of our products, including our suite of enterprise applications and SAP BTP, and we expect our use of AI across our portfolio to continue to grow. As with many innovations, AI presents risks and challenges that could affect its adoption and therefore our business. AI algorithms or training methodologies may be flawed. Data sets may be overbroad, insufficient, or contain biased information. Content generated by AI systems may be offensive, illegal, or otherwise harmful. Ineffective or inadequate AI development or deployment practices by SAP or our partners could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our products and services not working as intended. Human review of certain outputs may be required, which could introduce error or inefficiencies to the intended use of our AI-enabled offerings. As a result of these and other challenges associated with innovative technologies, our implementation of AI systems could subject us to competitive harm, regulatory action, legal liability, and brand or reputational harm.

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

For (i) a description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2024 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property.”

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2024. All of these subsidiaries are wholly owned or controlled by SAP SE.

Name of Subsidiary	Country of Incorporation
Germany
SAP Deutschland SE & Co. KG, Walldorf	Germany
Rest of EMEA
SAP (Schweiz) AG, Biel	Switzerland
SAP (UK) Limited, Feltham	United Kingdom
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid	Spain
SAP France, Levallois Perret	France
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate	Italy
SAP Nederland B.V., 's-Hertogenbosch	The Netherlands
United States
Ariba, Inc., Palo Alto	USA
Concur Technologies, Inc., Bellevue	USA
SAP America, Inc., Newtown Square	USA
SAP Industries, Inc., Newtown Square	USA
SAP National Security Services, Inc., Newtown Square	USA
Rest of Americas
SAP Brasil Ltda., São Paulo	Brazil
SAP Canada, Inc., Toronto	Canada
SAP México S.A. de C.V., Mexico City	Mexico
Japan
SAP Japan Co., Ltd., Tokyo	Japan
Rest of APJ
SAP Australia Pty Ltd., Sydney	Australia
SAP China Co., Ltd., Shanghai	China
SAP India Private Limited, Bengaluru	India

Strategy and Business Model

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. SAP has been ranked first in market share in the following areas worldwide: enterprise applications software,7 enterprise resource management applications,8 supply chain management applications,9 procurement applications software,10 travel and expense management software,11 and enterprise resource planning software.12 The SAP Group has a global presence and employed more than 109,000 people as at December 31, 2024.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX and TecDAX, the Dow Jones EURO STOXX 50, the Dow Jones Sustainability Index World, and the Dow Jones Sustainability Index Europe. As at December 31, 2024, SAP was the most valuable company in the DAX based on market capitalization and has been ranked among the top 5% of S&P Global ESG Scores in the S&P Global Corporate Sustainability Assessment.

Our Purpose

At SAP, we remain steadfast in our purpose to “help the world run better and improve people’s lives.” Together with our customers, we not only rise to meet today’s challenges, but we are also shaping the future by empowering each other to continuously improve and deliver better outcomes. Technology is essential in addressing the most profound economic, environmental, and social challenges. Software and analytics help predict and prevent disasters, make cities smarter, and foster equity in workplaces. By leveraging innovative tools and business models, we help everyone in the SAP ecosystem make business decisions that have a lasting impact.

We recognize our role in minimizing carbon footprints and promoting human rights through AI and data-driven insights. We are committed to providing AI solutions that are integral to our customers’ most critical business processes and aim to ensure that these solutions are relevant, reliable, and responsible.

In addition, we want our own business operations and practices to be sustainable and inclusive. SAP is committed to the goal set by the Paris Agreement of limiting global warming to 1.5 degrees Celsius in comparison to preindustrial levels. SAP aims to reduce its gross greenhouse gas (GHG) emissions by at least 90% across our relevant value chain by 2030 as part of its net-zero commitment. We also support the United Nations Sustainable Development Goals (UN SDGs). Together with our customers and partners, we engage in several initiatives across the UN SDGs.

Our Vision

Our vision of bringing out the best in every business reflects our commitment to transform organizations globally. We aim to build a future where businesses adapt rapidly to changes and opportunities, embed sustainability in their operations, and drive efficiency throughout the value chain. Our commitment to this vision is based on three pillars:

Agile Business Transformation at Scale

To stay competitive in a rapidly changing landscape, businesses need to transform at scale with agility. Our cloud solutions and real-time data insights, supported by our platform, enable organizations to achieve greater flexibility and efficiency and to adapt rapidly to evolving demands. Our SAP Business Suite unlocks new pathways to organizational innovation and excellence to enhance agility and drive scalable growth.

Achieve More Across the Value Chain

We assist organizations in utilizing collective intelligence to help achieve efficiency, resilience, and agility across the whole value chain. By embedding AI and connecting end-to-end business processes – from finance to supply chains, and human resources to customer relations – we fuel efficient growth throughout businesses. Our solutions go beyond internal systems: they link businesses across enterprises and, by digitalizing transactions, foster transparent, resilient, and sustainable value chains.

7 IDC, Worldwide Enterprise Applications Software Market Shares, 2023: Cloud Foundation Brings Preparedness for AI, Doc #US51079524, June 2024. IDC declares a statistical tie in the worldwide enterprise applications market when there is a difference of 0.5% or less in the share of revenues among two or more vendors.

8 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024.

9 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024. IDC declares a statistical tie in the worldwide supply chain management market when there is a difference of 0.5% or less in the share of revenues among two or more vendors.

10 IDC, Worldwide Semiannual Software Tracker, 2024H1, October 2024.

11 IDC, Worldwide Travel and Expense Management Software Market Shares, 2023: Resurgence of Business Travel Heralds a New Chapter in Travel and Expense Software, Doc #US51658524, August 2024.

12 IDC, Worldwide Enterprise Resource Planning Applications Market Shares, 2023: Preparing for the AI-Enabled World, #US52728224, December 2024.

Sustainability at Your Core

We have evolved beyond mere sustainability aspirations to actionable, sustainable outcomes. Our SAP Green Ledger solution aims to ensure robust, auditable sustainability practices are a natural extension of business operations. This innovative approach enables organizations to capture real-time impacts, report audit-ready ESG metrics, and integrate ESG principles into business processes to create genuine data-driven sustainability management.

At SAP, our journey is one of continuous innovation and transformation. We are committed to delivering solutions that integrate seamlessly, evolve alongside our customers, and are ready to grow with their ambitions.

Our Business Model

Our business model, through which we implement our vision and strategy, can be summarized as follows:

We create value by first identifying the business needs of our customers and then developing and delivering a portfolio of cloud solutions, services, and support that address these needs. We strive to continuously improve our solutions, identify further business needs, and deliver enhanced value to our customers.

We derive revenue from fees charged to our customers for subscriptions to use our cloud solutions. Software licenses, on-premise support, consulting, development, training, and other services also contribute significant revenue.

For an overview of our product portfolio, see the Our Product Strategy section.

Subsidiaries, Acquisitions, and Joint Ventures

Subsidiaries

SAP SE is the ultimate parent company of the SAP Group. As at December 31, 2024, the SAP Group comprised 226 companies.

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

On June 5, 2024, SAP announced its intent to acquire 100% of WalkMe Ltd. (WalkMe), a leader in digital adoption platforms (DAPs). The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals.

For more information about WalkMe, see the Notes to the Consolidated Financial Statements, Note (D.1).

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs who aspire to build industry-leading businesses through venture capital funds managed by Sapphire Ventures. Sapphire Ventures manages more than US$10 billion (over €9 billion) and has invested in more than 200 companies. It pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies and venture funds in Europe, Israel, the United Kingdom, and the United States. Sapphire Ventures has committed to investing more than US$1 billion in the next generation of AI - powered enterprise technology startups.

Our Product Strategy

Current market trends for enterprise management require interconnected, intelligent systems capable of predicting, adapting, and acting autonomously. To address this, an integrated foundation that seamlessly brings together applications, data, and AI is essential.

The recently launched SAP Business Suite leverages the powerful combination of these three components. It offers a comprehensive set of integrated solutions, combining our core cloud ERP and line-of-business (LoB) applications to seamlessly connect functions across the business end to end. An integral part of this offering is SAP Business Technology Platform (SAP BTP), ensuring harmonized data and seamless process flows across SAP and non-SAP systems. Driven by business data and artificial intelligence (AI), our strategy emphasizes a modular, composable design, addressing critical business processes while offering flexibility and scalability. This aims to ensure immediate value and supports future expansion as customer needs evolve.

Figure 1: SAP Business Suite

The Cloud ERP Suite metric is the subset of SAP Business Suite that includes our strategic cloud solutions, which are most of the solutions in SAP Business Suite. For more information about this metric, see the Performance Management System section. The remaining offerings are part of the extension Suite, which supplement and extend the functional coverage of SAP’s solutions for the cloud.

To accelerate our own transformation and strengthen our position as a leading enterprise software company, we have adopted an AI-First, Suite-First strategy, which aims to ensure that our initiatives focus on our key differentiators.

AI-First means that we are not just adding AI capabilities to existing business processes, but fundamentally rethinking our approach to product development. We aim to redefine user interaction by offering our generative AI copilot, Joule. Already available in many of our most frequently used process steps, Joule aims to create an intelligent copilot experience for business users.

Our strategy also entails being data-focused. With our applications covering a vast array of business processes and, crucially, their data, we intend to harmonize our semantic model so that our customers can benefit from highly valuable insights, enriched by AI.

For our cloud products, Suite-First describes our objective of delivering a consistent, or suite-like, experience across our portfolio. In our user interface based on a modern design system, Suite First aims to ensure faster time to value for customers; in our extensibility approach for SAP BTP, it helps our customers extend and enhance our applications; and in product localization, it is central to helping customers operate in different geographies while ensuring compliance with local regulations.

SAP strives to help customers grow their businesses profitably, while at the same time minimizing the risks. To this end, SAP has two journeys, RISE with SAP and GROW with SAP, which cater to different customer objectives and requirements.

RISE with SAP is targeted at our installed base customers and helps them on their journey from legacy ERP systems to the SAP Business Suite.

GROW with SAP is targeted at new ERP customers and comprises an ERP software-as-a-service (SaaS) suite of solutions that aims to help customers grow their business and simplify work processes.

As the IT landscape continues to rapidly evolve, SAP is seeing a clear shift in customer preferences to the cloud, and a growing demand for flexibility, agility, scalability, and cost-effectiveness. Understanding the importance of helping customers embrace digital technologies to thrive in today’s dynamic business environment, SAP has committed to a forward-thinking cloud strategy. We acknowledge that every organization’s experience with the cloud can be unique and can therefore be challenging, yet many customers shifting to a cloud strategy can already achieve the benefits that today’s business environments require, such as redistributing resources previously needed to manage internal IT teams, and ensuring remote global accessibility from any location through the Internet. This strategy shift to the cloud allows SAP to address these new market opportunities and requirements.

The pillars of SAP’s product strategy, and our development and innovations, are presented below.

SAP Business AI

SAP Business AI capabilities are available across SAP’s suite of enterprise applications and SAP BTP and are grounded in customers’ own business data. SAP offers a range of AI-powered use cases built into core business processes across cloud ERP and finance, supply chain, procurement, human resources (HR), sales, marketing and commerce, as well as in IT and across industries, which are used by more than 30,000 customers.

By using these embedded AI capabilities, customers can benefit from immediate business value through increased automation, leading to more productivity. And by using Joule, SAP’s AI copilot, users can interact with enterprise software in natural language, while AI agents are able to take over complex tasks that span the enterprise. In addition, partners and customers can build custom or extend existing AI capabilities based on a comprehensive set of SAP AI Services in AI Foundation on SAP BTP.

Our goal is to make every SAP end user 30% more efficient with SAP Business AI. To achieve this, we will significantly increase our AI investments, and our more than 37,000 developers will work on enhancing our AI foundation and building new use cases.

Cloud ERP

SAP S/4HANA Cloud provides software capabilities mainly for finance, risk management, project management, procurement, manufacturing, supply chain management, asset management, and R&D. This also includes platform capabilities such as the SAP HANA in-memory database, data management, AI, and application lifecycle management, as well as SAP cloud ERP solutions, which our customers consume as part of their transformation to the cloud. These cloud ERP solutions help customers adopt new business models, such as subscription-based services, by using AI, machine learning, and other intelligent technologies for enhanced data analytics and automation.

Human Capital Management

SAP SuccessFactors solutions aim to optimize the relationship between employees and employers, and empower organizations to create an agile, future-ready workforce in a rapidly changing workplace. The portfolio includes an AI-enabled suite of cloud solutions spanning core HR, time, payroll, and talent management, analytics and planning, and employee experience management.

Spend Management

SAP’s spend management solutions aim to provide a more unified view of a customer’s spending to help reduce costs, mitigate risks, improve collaboration, and align spend decisions with business strategy. They cover direct and indirect spend, travel and expenses, and external workforce management. Our SAP Ariba solutions combine industry-leading cloud-based applications to help companies discover and collaborate with a global network of partners. Our SAP Concur solutions portfolio contains world-leading solutions for integrated travel, expense, and invoice management. SAP Fieldglass solutions help businesses find, engage, and manage their global external workforce.

Customer Experience

SAP Customer Experience solutions help businesses create customer journeys that aim to boost loyalty and drive sustainable growth. The key advantage of SAP applications lies in their ability to link customer demand with operational processes, using AI to facilitate smart decision-making and automation throughout the value chain. Integrated with SAP S/4HANA, SAP S/4HANA Cloud, and other SAP ERP systems, this portfolio offers solutions with embedded AI for customer engagement, commerce, sales, service, and data management.

SAP Business Technology Platform

SAP Business Technology Platform (SAP BTP) is our business-centric open platform. Consisting of market-leading technologies infused with AI, it enables SAP development, customers, and our partner ecosystem to unlock innovation across the enterprise. SAP BTP enables customers and partners to build, integrate, and automate applications while leveraging insights from business data on a trusted enterprise-grade environment.

Key capabilities of SAP BTP include: SAP Build and SAP Build Code tools, ABAP Cloud development model, which provides an intuitive, modern development environment for IT and citizen developers; SAP HANA Cloud, SAP Datasphere, and SAP Analytics Cloud solutions, which offer database, data management, analysis, and planning capabilities that utilize the value of data; SAP Integration Suite, an integration platform as a service (iPaaS) and management capabilities for Application Programming Interfaces (APIs) to connect and automate business processes; and AI Foundation on SAP BTP, which has a rich toolset including access to a broad range of large language models (LLMs) from third-party providers and vector database capabilities to enable developers to create AI-powered and generative-AI-powered extensions and applications.

Industry Solutions

Our industry solutions aim to differentiate our RISE with SAP and GROW with SAP offerings by providing customers and partners with industry-specific innovations that extend SAP’s core offering. These innovations leverage SAP Business AI to create tailored and intelligent solutions that customers can use to meet their unique industry-specific needs.

SAP Business Network

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

Business Transformation Management

SAP’s business transformation management solutions help customers realize holistic data-driven business transformation across several pillars: With SAP Signavio solutions, organizations can analyze, discover, and understand their business process operations. By benchmarking current process landscapes against best practices and acting on change recommendations, customers can define a target state and adapt as-is processes accordingly, while measuring whether realized outcomes match strategic goals.

With SAP LeanIX solutions, customers can visualize their as-is enterprise architecture, assess interdependencies and the potential impact of IT modernization, and manage the transition toward the target landscape with established best practices and a detailed roadmap.

WalkMe solutions can help organizations navigate constant technology change by providing users with advanced guidance and automation features that enable them to execute workflows seamlessly across any number of applications. In addition, the SAP Enable Now solution provides e-learning content embedded in SAP workflows. Combined, SAP Enable Now and WalkMe will offer customers a comprehensive learning and digital adoption solution to improve the adoption of cloud solutions from SAP and drive faster value realization.

Working Capital Management

The SAP Taulia portfolio provides tools and expertise to help businesses create and deliver the right cash flow strategy, and the flexibility to adjust it to meet evolving liquidity challenges. The SAP Taulia Cash Flow Acceleration platform is designed to help optimize cash flow while ensuring supply chain health and resilience. SAP Taulia solutions also embed sustainability functions into core processes, providing financial incentives to encourage the supply base to improve its ESG (environmental, social, and governance) credentials.

Sustainability Management

SAP offers sustainability solutions and services that help customers drive sustainable practices not only inside their organization but across the entire value chain. SAP Sustainability is an ERP-centric, cloud-based, AI-enabled solutions portfolio that supports companies with ESG reporting and management, carbon management, material transition, and operational compliance. It integrates robust, auditable sustainability data into core processes to improve ESG transparency and sustainable business performance. The portfolio includes the following offerings: SAP Sustainability Control Tower, SAP Sustainability Footprint Management, SAP Sustainability Data Exchange, and SAP Green Ledger, which became generally available in December 2024. SAP Green Ledger integrates sustainability data directly with customers’ financial data. This allows customers to use actual verified and reported data to allocate carbon emissions to specific products, services, organizational units, and business transactions.

Partners and Ecosystem

Our worldwide ecosystem of more than 25,000 partners delivers not only services and support for our customers but also partner innovations that extend our solutions and are built ideally on SAP BTP.

Services and Support

We continue to evolve our cloud-focused services and support portfolio to focus on customer adoption and consumption.

Central to the Services and Support portfolio is SAP Enterprise Support, which provides foundational tools and services, curated content, and mission-critical support. SAP Enterprise Support, cloud editions are included with cloud solution subscriptions. If customers require more guidance from SAP, they can opt for incremental service plans such as SAP Preferred Success and SAP Cloud Application Services, as well as professional services to address project-specific objectives, timelines, and plans.

To help customers who intend to make an enterprise-wide transformational change, SAP offers SAP MaxAttention and SAP ActiveAttention services for tailored, long-term strategic engagement. Learning and user enablement is available throughout a customer’s journey and ranges from role-based digital content to expert-led live sessions, hands-on practical training, custom learning content, and certification.

Our Customers

Focusing on Customer Success

We aim to maximize the value our customers derive from their investment in, and relationship with, SAP. We do so at every touchpoint in their experience with us over the entire engagement lifecycle. Our customer-facing teams – across solutions, sales, services, customer engagement, ecosystem, and others – work together along an operating model that aims to harmonize internal processes with the goal of delivering improved outcomes for our customers. Their feedback is crucial for our journey together.

To further address and improve customer feedback, we have a Company-Wide Global Experience Management (XM) Program in place. This program aims to achieve a consistent end-to-end experience for our customers by standardizing experience initiatives and methodologies to help identify and close experience gaps across SAP. The head of Competitive Market Intelligence (CMI) in the Office of the CEO leads our Global XM Program, which includes conducting the Customer Net Promoter Score (NPS) survey. Our Customer NPS is a KPI in the short-term incentive component of Executive Board remuneration. For more information about the Customer NPS, see the Performance Management System section.

Policies such as our Global Code of Ethics and Business Conduct for Employees and applicable General Terms and Conditions for our products govern our relationships with our customers.

How We Measure and Manage Our Performance

We use the Customer NPS as a feedback mechanism to measure customer loyalty. This and other results from the customer survey allow us to directly understand the customer experience and identify key pain points for action. Because of the importance of our customers to SAP, Customer NPS is one of our main non-financial KPIs.

In 2024, our Customer NPS increased 3 points year over year to 12 (2023: 9), which is within our target range of 9 to 13. The increase was driven by growing customer satisfaction with SAP’s cloud solutions and the efficacy of our technical support organization. We observed material improvement in the NPS for SAP S/4HANA Cloud Private Edition, SAP SuccessFactors solutions, and SAP Integration Suite services, leading to an overall increase across our suite of cloud offerings.

Related Risks for SAP

For related financial risks, see Sales and Services in the Risk Factors section.

Our Investments in Innovation

SAP’s strong commitment to research and development (R&D) is reflected in our expenditure:

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

2 In 2023, SAP updated its cost allocation policy. R&D numbers for 2020 have not been retrospectively adjusted.

To drive competitive edge, the focus of our R&D activities is on advancing our product portfolio. Our priorities here are to strengthen our AI foundation and seamlessly integrate our products.

In 2024, our IFRS R&D ratio, which reflects R&D expenditure as a portion of total revenue, decreased 1.2 percentage points (pp) to 19.1% (2023: 20.3%). Our non-IFRS R&D ratio likewise decreased 1.2pp year over year to 19.0% (2023: 20.2%). At the end of 2024, our total full-time equivalent (FTE) headcount in development was 37,590 (2023: 36,444). Measured in FTEs, our R&D headcount remained at 34% of total headcount (2023: 34%).

Total R&D expenditure not only includes our own personnel costs but also the external costs of work and services from the providers and cooperation partners we work with to deliver and enhance our products. We also incur external costs for the following:

-      Translating, localizing, and testing products

-      Obtaining certification for products in different markets

-      Patent attorney services and fees

-      Consulting related to our product strategy

-      Professional development of our R&D workforce

Patents

Our investment in R&D has resulted in numerous patents. As at December 31, 2024, SAP held in excess of 13,000 (2023: close to 13,000) validated patents worldwide. Of these, more than 700 (2023: more than 650) were granted and validated in 2024.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or a combination of patents.

Competitive Intangibles

The majority of (intangible) resources that are the basis for our current and future success do not appear in the book value of equity in our Consolidated Financial Statements. This is apparent from a comparison of the market capitalization of SAP SE (based on all issued shares), which was €290.3 billion at the end of 2024 (2023: €171.4 billion), with the book value of our equity in the Consolidated Financial Statements, which was €45.8 billion (2023: €43.4 billion). This means that the market capitalization of our equity is more than six times the book value.

Measuring Our Success

We use the following financial and non-financial strategic objectives to steer our company:

-      Growth

-      Profitability

-      Customer loyalty

-      Employee engagement

-      Climate performance

-      Women in Executive Roles

Outlook and Results for 2024

Strategic Objective	KPI	2024 Outlook[1]	2024 Results
Growth	Cloud revenue[3]	€17.0 billion to €17.3 billion	€17.21 billion
	Cloud and software revenue[3]	€29.5 billion to €29.8 billion	€29.96 billion
Profitability	Operating profit[2,3]	€7.8 billion to €8.0 billion	€8.23 billion
	Free cash flow	€3.5 billion to €4.0 billion	€4.11 billion
Customer loyalty	Customer Net Promoter Score	9 to 13	12
Employee engagement	Employee Engagement Index	70% to 74%	74%
Climate performance	Gross greenhouse gas emissions	Steady decrease in our greenhouse gas emissions across the relevant value chain in line with our net-zero target	6.9 Mt
Women in Executive Roles	% of women in the top three management levels below the Executive Board, compared to the total number of individuals across all genders in these levels (calculated in heads)	Steadily increase in the share of Women in Executive Roles	22.5%

1 The initial 2024 outlook was communicated in January 2024. The 2024 outlook numbers above reflect the updated outlook from October 2024.

2 Non-IFRS.

3 At constant currencies.

Note: For a reconciliation of non-IFRS results to IFRS equivalents, see the Performance Management System section.

Outlook for 2025

The outlook for 2025 replaces SAP’s Ambition 2025.

Strategic Objective	KPI	2024 Results	2025 Outlook
Growth	Cloud revenue	€17.14 billion	€21.6 billion to €21.9 billion[2]
	Cloud and software revenue	€29.83 billion	€33.1 billion to €33.6 billion[2]
	Total revenue growth	10%	To slightly accelerate[2]
	Current cloud backlog growth	32%	To slightly decelerate[2]
Profitability	Operating profit[1]	€8.15 billion	€10.3 billion to €10.6 billion[1,2]
	Free cash flow[3]	€4.22 billion	Approx. €8.0 billion
Customer loyalty	Customer Net Promoter Score	12	12 to 16
Employee engagement	Employee Engagement Index	74%	74% to 78%
Climate performance	Gross greenhouse gas emissions	6.9 Mt	To steadily decrease carbon emissions across the relevant value chain
Women in Executive Roles	% of women in the top three management levels below the Executive Board, compared to the total number of individuals across all genders in these levels (calculated in heads)	22.5%	To steadily increase the share of Women in Executive Roles.

1 Non-IFRS.

2 At constant currencies.

3 The 2024 results and the 2025 outlook for free cash flow are based on the revised definition applicable from 2025. Free cash flow in 2024 was €4.11 billion. For more information, see the Performance Management System section.

Note: For a reconciliation of non-IFRS results to IFRS equivalents, see the Performance Management System section.

Seasonality

Our business has historically experienced the highest revenue in the fourth quarter of each year, primarily due to year-end capital purchases by customers. Such factors have resulted in 2024, 2023, and 2022 first quarter revenue being lower than revenue in the prior year’s fourth quarter. We believe that this trend will continue in the near future but to a smaller extent as predictable revenues will further increase their share of total revenues. Unlike our on-premise software revenues, our on-premise support revenues and cloud revenues are less subject to seasonality and thus help to reduce this effect. For more information about the development of our share of more predictable revenue in 2024, see Item 5. Operating and Financial Review and Prospects – Operating Results (IFRS). For more information about the expected development of our share of more predictable revenue, see Item 5. Operating and Financial Review and Prospects – Expected Developments.

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

The SAP strategy is focused on helping our customers in their digital transformation. Our SAP Global Security and Cloud Compliance (SGSC) unit supports this journey with the goals of reducing risk and promoting regulatory compliance, and by aligning people, procedures, and technology to protect business processes and data. The organization embraces a security-minded culture that embeds security and compliance in our development, deployment and cloud operations processes and helps secure digital transformation.

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

We strive to protect the rights of data subjects and meet applicable local requirements in both our product and service portfolios. Our approach to data protection, privacy, and security aligns with our overarching business strategy and supports our aim of strengthening SAP’s reputation as a sustainable and trustworthy partner in the market.

To further enhance our commitment to security and compliance, security considerations are integrated into every stage of the software development lifecycle. We utilize various methodologies, guidelines, processes, and tools to address and adapt effectively to evolving cybersecurity threats.

These safeguards were designed and implemented to protect the fundamental rights of everyone whose data is processed by SAP, and of those who use SAP’s products, including customers, suppliers, partners, prospects, employees, and applicants.

SAP Global Security Policy Framework

The SAP Global Security Policy Framework is a layered structure of documents consisting of the SAP Global Security Policy and of security standards, procedures, and good practices that define the objectives, values, minimum requirements, and obligations we follow to protect SAP against security threats.

-      The SAP Global Security Policy13 is a high-level security document aligned with SAP’s overall strategy and vision to maintain the highest level of security. It defines management intent, expectations, direction, and a responsibility matrix.

-      SAP Security Standards, owned by central service leaders in SAP Global Security and Cloud Compliance (SGSC) define the minimum security requirements for numerous domains, including risk management, asset management, information classification, physical security, threat detection, and vulnerability management. Requirements are regularly reviewed to ensure they are appropriate, adequate, and effective.

-      SAP Security Procedures set out detailed steps for implementing and operationalizing the security standard requirements.

-      SAP Security Good Practices are checklists designed to simplify the implementation process.

The objectives of the SAP Global Security Policy Framework are to:

-      Preserve the confidentiality, integrity, and availability of SAP information and of information entrusted to SAP

-      Protect all SAP assets from internal and external threats, deliberate or accidental, based on a risk assessment

-      Fulfill the legal, regulatory, operational, and contractual requirements of SAP

The SAP Executive Board is responsible for SAP’s security strategy and endorses the Global Security Policy. The Chief Security Officer and Chief Security Compliance and Risk Officer oversee the policy, ensuring its definition, implementation, monitoring, and development in line with industry standards. Business Information Security Officers (BISOs) lead the security strategy in their respective lines of business and ensure adherence to the policy. All SAP employees and external workers must familiarize themselves with the policy and complete security awareness training. The Global Security Policy Framework is published internally, with regular updates communicated to key stakeholders.

Data Protection and Privacy

The SAP Global Data Protection and Privacy Policy14 sets a Group-wide governance standard and creates a structure for the handling of personal data in accordance with data protection and privacy requirements. Where applicable, it references the SAP Global Artificial Intelligence (AI) Ethics Policy, which reflects the guiding principles of the International Bill of Human Rights.

The SAP Global Data Protection and Privacy Policy sets out:

-      The rules and principles for the processing of personal data in the SAP Group. The rules also apply to the personal data of customers, partners, and other third parties to ensure compliance with applicable data protection and privacy laws.

-      Responsibilities within the organization for the processing of personal data

-      Guidelines for the organizational execution of data protection and privacy principles

The SAP Global Data Protection and Privacy Policy applies to all SAP Group companies and is rolled out to all SAP employees globally by Data Protection and Privacy. All SAP employees and other individuals working on behalf of SAP are obligated to familiarize themselves with this policy and other internal policies governing the handling of personal data. They must commit to keep personal data confidential and not to collect, process, or use personal data without authorization.

The global Data Protection Officer (DPO) is responsible for monitoring compliance with data protection laws and regularly reports to the CFO, who is the Executive Board member responsible for data protection compliance matters and the enforcement of data protection and privacy. The DPO is responsible for the SAP Global Data Protection and Privacy Policy, which addresses SAP’s data protection governance, and regularly reports to the CFO on data protection compliance in the SAP Group. To ensure consistent security and data protection compliance, SAP has implemented a formal governance model that assigns clear responsibilities across the SAP Group.

Management plays a critical role in establishing data protection requirements and business processes to ensure compliance with applicable data protection and privacy laws. To implement data privacy requirements effectively, management can delegate these responsibilities to various levels of management in the organization. In accordance with these principles, the individual global SAP lines of business (LoBs) have a mandate to implement data privacy requirements within their area of responsibility.

13 The policy was not extended to the acquired companies Taulia or WalkMe.

14 The policy was not extended to the acquired companies Taulia or WalkMe.

At local level, operational responsibility for compliance is transferred to the local CFOs, who are supported by a network of local Data Protection and Privacy Coordinators (DPPCs). Unless one has already been appointed by the Data Protection and Privacy team (DPP), each CFO must appoint a local Data Protection and Privacy Coordinator (DPPC), who conducts audits to ensure compliance with regulations. The CFO is also tasked with facilitating these audits and implementing the measures necessary to address compliance gaps.

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

SAP discloses vulnerabilities to customers and provides accompanying patches or instructions when the customer needs to take action. This procedure also applies to the rarer cases where SAP patches to cloud services require customer action. We disclose these instructions using SAP Security Notes published every second Tuesday of the month (Patch Day). This process is further supported by the publication of Common Vulnerabilities and Exposures (CVE documents) through MITRE CVE is a disclosure mechanism that provides customers with authoritative, public information from SAP about SAP software vulnerabilities that can be integrated with their existing risk and vulnerability management processes and tools.

We strive to reduce risk by continuously improving our processes for detecting and remediating attacks and vulnerabilities To ensure effective implementation of the SAP Global Security Policy Framework we:

-      Support our cloud and IT units with operational controls that are monitored and tested for design and operational effectiveness.

-      Have established an independent internal audit function which reports the audit planning and the audit results to the Board of Directors on a regular basis.

-      Engage external internationally accredited auditors to regularly assess the design and operational effectiveness of the implementation.

-      Offer service organization control (SOC) reports – such as SOC 1 Type II/ISAE 3402 and SOC 2 Type II/ISAE 3000 for our cloud services, issued by external internationally accredited auditors.

-      Publish certificates for compliance to international standards, such as ISO 9001, ISO 27001, ISO 27017, ISO 27018, ISO 22301, and BS 10012.

-      Offer further industry-specific and regional compliance attestations, certifications, and reports via SAP Trust Center.

Data Protection

SAP monitors compliance with data protection procedures across SAP and maintains a record of processing activities (in a procedure enrollment tool) involving different categories of personal data (applicants, customers, employees, partners/suppliers, and other data subjects). These records contain general information about the procedure according to defined criteria that are necessary to meet proper documentation. The records are reportable and regularly reviewed.

We also track the quality of our data protection compliance level based on the annual recertification of our Data Protection Management System (DPMS) by the British Standards Institute (BSI). SAP is audited by BSI annually and has been awarded certifications according to BS 10012 since 2011. The most recent certification is valid until the end of 2025.

Global data protection and privacy training is mandatory for SAP employees. It is conducted every two years, most recently in 2023. New hires are required to complete the training when they join the Company. The training is validated as part of the DPMS audit carried out by BSI.

The SAP Third-Party Risk Management Process follows SAP’s own quality standards and international regulations, which require the careful selection and monitoring of subprocessors who handle personal data on behalf of SAP and SAP’s customers. The process ensures that all subprocessors meet the necessary data protection and security requirements for the processing of personal data, thereby safeguarding the interests of SAP, its customers, partners, employees, and end users.

The data subject rights request process is managed across lines of business and helps customers, employees, and end users exercise their right to receive information about how their personal data is processed, where legally applicable. This process ensures that the rights of data subjects under the applicable data protection laws are upheld, and that all necessary information is easily accessible on SAP’s websites and through other sources. The process is validated as part of the DPMS audit carried out by BSI.

In 2024, there were nine notifiable data protection incidents under the GDPR for data that SAP processes for its own purposes and one notifiable data protection incident under the Singapore Personal Data Protection Act and related regulations and guidelines for data that SAP processes for its own purposes. All ten incidents were reported to the relevant supervisory authorities.

Related Risks for SAP

For related financial risks, see the Risk Factors section, specifically the Cybersecurity and Security and Data Protection and Privacy subsections.

Human Capital Resources

People Agenda

Established in 2024, the People Agenda is a holistic system in which people, organizational, and technological development are interconnected. We have defined three key strategic pillars built on a strong foundation that together make up our People Agenda:

–      Our growth culture guides how we work internally and address the market and customers externally. It increases our capacity for change, drives efficiency, and ensures accountability, helping us deliver high-performance results for our customers and markets. By executing in line with our strategy, we strengthen the engagement and commitment of everyone – employees, partners, customers, and shareholders. Additionally, we are investing in comprehensive leadership development programs that will equip all our leaders with the skills to develop teams, lead transformation, and consistently deliver results. While individual growth is important, we also recognize the need to enhance our organizational capabilities to fully support our culture. We are committed to building high-quality methodologies and tools in organizational development and change management. These resources will be essential for enabling SAP’s ongoing transformation and ensuring that we remain agile in a rapidly changing environment.

–      Our skills-led people ecosystem prioritizes HR practices that focus on skills at every stage of the employee lifecycle: from skills-based job descriptions and personalized skill assessments, to enhanced individual learning and development opportunities tailored to growth, to hiring based on skills and abilities rather than just experience or academic qualifications.

–      Our game-changing people technology harnesses SAP’s own technological capabilities. SAP SuccessFactors will form the core of our processes going forward and equip us to deliver data-driven, AI-enhanced, and fully individualized solutions for everyone at SAP. This will enable us to foster data-driven and transparent decision-making for leaders and allow everyone to grow and develop to their best abilities based on data insights. As the number one showcase and customer of SAP SuccessFactors ourselves, we will actively drive the Human Capital Management (HCM) roadmap and pioneer innovations – for our customers too.

These pillars rest on the strong foundation of our people-centric work environment, which fosters employee well-being, safety, and health, as well as workforce diversity and workplace inclusion. Together, these elements are designed to establish a forward-thinking workplace.

Processes for Engaging with Our Own Workforce

At SAP, we engage and communicate with our own workforce regularly, using a variety of formats and media as part of our comprehensive, continuous efforts to listen and to maintain a dialogue. This includes dedicated follow-up actions to address employee feedback.

To ensure good communication with our employees, we have dedicated communication teams at global, Board area, regional, and local level.

We communicate with our workforce about topics that are important for them through a range of channels. Examples are shown below. Global communications to all employees do not usually include temporary staff, due to the dynamic nature of distribution lists for them. For local events and communication channels, local laws stipulate whether or not temporary staff should be included. Temporary staff can also access information published on SAP One, our internal employee portal.

Audience	Asset/ Channel	Cadence	Description
All Employees	Global Employee Meeting (GEM) - (hybrid live event)	Quarterly	The GEM is a meeting that connects members of the Executive Board with employees. Top-voted employee questions are addressed on stage and online by an expert panel.
	Earnings Check-In (hybrid live event)	Quarterly

This event complements the GEM by providing an additional, dedicated discussion forum with the CFO and CEO, on or immediately after earnings day. Top-voted employee questions are addressed on stage and online by an expert panel.

	Unplugged sessions with CEO (hybrid live event)	Quarterly	Unplugged sessions offer an informal forum for employees to ask the CEO questions on all topics related to SAP.
	Sessions with HR directors	Six-monthly

These live meetings allow HR directors to share insights and provide context for country-specific topics, regional updates, and global announcements (to outline the local impact). Employees can ask questions and share feedback.

	Coffee Corner Espresso Edition (hybrid live event)	Monthly	These sessions take place in a short, moderated Q&A format, in which a Board member and/or L1 executive answers questions from employees.
	Employee checklist (newsletter)	Monthly	This checklist is sent by e-mail as a source of information to all SAP employees worldwide. Content must be globally relevant.
	What’s Up Work Zone (website)	Multiple per month	An internal website featuring internal global news, information, and events.
	-Coffee Corner (onsite live event) -Coffee Call (hybrid live event)	Multiple per month	Q&A sessions, during which executives answer employees’ questions.
	Announcements widget (SAP One Home)	Weekly	A collection of globally relevant, need-to-know information for employees.
	Organizational announcements	As needed

Major organizational changes are followed by multi-channel communications cascades. These include e-mails, in-person events, internal online articles, FAQs, and other documentation, depending on the need.

All Managers	Leaders What’s Next Call	Monthly	These live calls for all leaders cover relevant and timely HR and people management topics to help leaders manage their teams and organizations.
	Manager checklist	Monthly	An informational e-mail sent to all managers worldwide. Content must be globally applicable and relevant to managers in their supervisory capacity.
All Managers and Chief Experts	Leadership Communications Pack (LCP)	Quarterly	The LCP includes a summary of important company-wide topics for leaders to share with their teams.
Executive Leadership	SAP Forward Call (virtual)	Monthly, and as needed	These meetings connect the Executive Board and SAP’s senior and global executives. They cover need-to-know, critical company topics and allow time for discussion and Q&As.

In a concerted effort to continuously promote a diverse and inclusive culture – and ensure wider accessibility to global employee events – we deploy assistive technology, including sign language interpreting (primarily American Sign Language), assistive listening devices (ALDs), closed caption screens, reserved priority seating, and post-event recordings with professional captioning.

In addition, HR directors (HRDs) engage with employee representatives regularly on the legal requirements of their respective countries and timely inform and consult these representatives about measures that impact employees and which require codetermination. These interactions can be initiated by either side.

To ensure the effectiveness of its communications, our People Communications team regularly tracks the reach, engagement, and sentiment of its owned channels. This data is used to inform stakeholders and improve future communications, as well as to continuously refine communication channels and approaches. The team uses a combination of e-mail marketing tools, data analytics tools, and manual analysis. One of our platforms for internal e-mail communication is an in-house tool called Communications Hub. It enables us to track open rates, read rates, and link clicks. The Global Communications Team (specifically, People Communications) also measures pre-event engagement through the volume of questions submitted, and uses in-event polling, to gather feedback from attendees. Attendance numbers (virtual) and replay views are also tracked.

At SAP, we recognize that employee engagement is a critical driver of innovation, productivity, and long-term organizational success. Our Executive Board members play an important role in fostering and maintaining employee engagement. Given SAP’s approach to employee engagement, no single role is operationally responsible for employee engagement. It falls within the role of the chief human resources officer to foster engagement between SAP and its employees through various formats for interacting and listening, and through our People Agenda. Further, the responsibilities of HR directors include supporting communication and dialogue, and implementing the People Agenda at country level. The chief communications officer is responsible for ensuring communication between SAP and its employees.

#Unfiltered

y Definitions

Leadership Trust Net Promoter Score (Leadership Trust NPS): The metric is derived from a question in our #Unfiltered survey that gauges employees’ trust in our leaders. Based on the Customer NPS methodology, it is calculated as a percentage of “promoters” (a score of 9 or 10 on a 10-point scale) minus the percentage of “detractors” (a score of 1 through 6). The method ignores “passives” (a score of 7 or 8). Consequently, the value range of the NPS is –100 to +100, with the latter being the best achievable score.

Business Health Culture Index (BHCI): This metric was collected in the #Unfiltered survey run in June 2024.

Simplification of Processes: This index shows the impact of our continued efforts to simplify our processes. It is measured on the basis of answers to 14 questions in our #Unfiltered program (November 2024 survey).

Diversity & Inclusion Index: The Diversity & Inclusion Score from #Unfiltered indicates the extent to which SAP successfully offers employees a working environment that promotes diversity and inclusion. The index is measured on the basis of answers to three questions (June 2024 survey).

#Unfiltered, 15 our employee engagement survey program, runs twice a year to measure key people metrics, engagement drivers, and employee sentiment. #Unfiltered is a demonstration of our commitment to listen regularly to our employees and act together on their feedback. In 2024, we ran surveys in June and November to gauge sentiment on employee engagement, leadership trust, health and well-being, and other topics. The average scores from both surveys were used as the full-year Employee Engagement Index and Leadership Trust NPS.

The EEI is part of the short-term, one-year performance-based compensation (Short-Term Incentive, STI) of the Executive Board members. The target range for the EEI in 2024 was 76% to 80%. In July, SAP adjusted the EEI outlook for the full-year 2024 to 70% to 74% based on the latest available results by the end of Q2. The EEI, along with other survey metrics, such as BHCI and Leadership Trust NPS, declined due to multiple factors, including, for example, the transformation and restructuring efforts, the evolution in SAP’s hybrid work guidance, or external influences which were beyond SAP’s control. The adjustment of the outlook did not affect the Executive Board’s compensation targets. The target range for 2025 is between 74% and 78%. Measures were introduced to counteract the decline in EEI, which already showed positive effects in the second half of the year.

Additionally, we use a number of feedback instruments within our continuous listening approach to assess how individual employees experience the various touchpoints along the employee lifecycle. This approach enables us to understand how employees perceive SAP, to enhance our processes, and to optimize the employee experience.

We act on the feedback we receive from these various listening measures to improve organizational and team development. Our follow-up activities are driven by a two-fold approach: global focus areas are coordinated centrally, while team-related activities are coordinated within the respective teams.

We also track the Diversity & Inclusion Index of our own workforce through our #Unfiltered survey, which allows us to take a deeper look at the aspects of gender, age, job level, and geography for all employee engagement scores.

True to our commitment to nurture a diverse and inclusive work environment in which each person’s unique background and identity is not just acknowledged but celebrated, we aspire to offer enhanced support to employees worldwide. To this end, in 2023, we launched our Global Diversity Survey.16 This annual survey allows individuals to share – on a voluntary basis and in compliance with the legislation of the respective country – personal characteristics, such as their ethnicity, gender identity, sexual orientation, disability status, nationality, military/veteran status, and caregiver status. In 2024, the survey achieved a response rate of 10%. The feedback provided new insights into our understanding of diversity in the workforce, including:

-	Expressions of pansexuality and self-described gender identities
-	The underrepresentation of nationalities, religions, and of people from ethnic backgrounds
-	‘Caregiving,’ which encompasses responsibility for children, parents, grandparents, spouses, or partners, as well as those preparing to become caregivers.

SAP has 13 employee network groups (ENGs), 17 which are voluntary initiatives. At regular meetings with Executive Board members and other leaders, the ENGs share grassroots level feedback and ideas to improve systemic inclusion.

Diversity & Inclusion

Our Approach and Policies

Our diversity and inclusion (D&I) strategy supports SAP’s corporate goals by fostering innovation and profitability. A diverse workforce produces innovative ideas and solutions, and drives engagement and productivity. This not only strengthens our business; it also helps us serve our global customer base better. By recruiting a diverse workforce, we enhance our reputation, attract top talent, and align with the values of our customers.

The benefits of this comprehensive strategy to SAP include:

-	Data-driven insights: Data can reveal areas for improvement in product development, marketing strategies, and workforce development programs.
-	Employee engagement and productivity: A diverse and inclusive workplace fosters higher employee engagement, leading to increased productivity and better business outcomes.
-	Brand reputation and social responsibility: Strong practices which value contributions from a diverse population of employees enhance SAP’s brand image as a responsible and ethical company, attracting socially conscious customers and partners.
-	Future-proofing the business: Diversity prepares SAP to adapt to changing demographics and evolving customer expectations in a globalized world.

For D&I KPIs, we focus on headcount-relevant employees for impact measurement.

The benefits of diversity extend to interns and temporary staff through events, ENGs, and awareness programs.

15 83,042 employees participated in the #Unfiltered survey in June (response rate: 76%) and 77,577 employees participated in the #Unfiltered survey in November (response rate: 70%). All headcount-relevant employees and also (in Germany) non-headcount relevant employees on parental leave, on long-term sick leave, with a tenure of more than six months, PhD students, and vocational trainees were invited to take part in the 2024 #Unfiltered survey cycle. The survey did not include employees at Taulia, LeanIX, or WalkMe.

16 This survey is available for all headcount-relevant employees, except those in Chile, Israel, and Thailand, which do not allow for self-identification.

17 An employee network group (ENG) is a voluntary, employee-led diversity and inclusion initiative that is formally supported by SAP.

Our headcount-relevant employees benefit from our various initiatives to create better diverse representation through our wide variety of recruiting sources, development initiatives, and other engagement and retention strategies. Inclusive hiring is pivotal to our journey at SAP, amplifying our capacity for diverse perspectives and propelling our business transformation.

In compliance with legal requirements, we uphold an Equal Employment Opportunity Policy in the United States and Canada. This policy describes the framework in place to ensure equal employment and access to opportunities, respectful treatment of all individuals, and an environment free from unlawful discrimination. It covers all aspects of employment, including selection, job assignment, promotion, transfer, compensation, discipline, layoff, terminations, and access to benefits and training. The policy is governed by the head of HR of North America and the head of HR of Canada.

Diversity & Inclusion (D&I) Narrative

We cover our commitment to the topics of diversity, gender equality, employment, and inclusion of persons with disabilities through our D&I narrative, which is available to all employees on our internal employee portal and externally on our Web site. The narrative below covers our entire workforce, including temporary staff and interns, and is overseen by the chief diversity & inclusion officer.

The Narrative

In striving to be the most inclusive software company in the world, SAP works to reflect a higher standard of business, societal values, and perspectives in all that we do – from maintaining a truly welcoming culture and providing our customers with greater transparency to measure their own progress, to serving our broader communities to develop the next generation of innovators. We believe that through our actions, we can create transformative change toward a more equitable, sustainable, and connected world.

Creating a vibrant and caring environment for our people, where everyone can be their authentic self, is key. Our goal is to take best advantage of all systems and processes to make an impact that positively impacts not only SAP but all its stakeholders. We believe in a future where respect is the hallmark for all, and therefore tailor our initiatives around three pillars: Workforce Diversity, Workplace Inclusion, and Marketplace Leadership.

–	Workforce Diversity: increasing diversity in the workforce composition at all levels of SAP to appropriately reflect the diversity in society.
–	Workplace Inclusion: creating a positive work environment where all colleagues can thrive and engage to their fullest potential in driving SAP’s purpose.
–	Marketplace Leadership: extending the impact of diversity and inclusion efforts within the communities we serve.

As we move forward, our objective is to embed these principles into all parts of our people processes and fundamentally elevate the employee experience. We aim to do this by integrating respect-based perspectives in our strategy through a Global D&I Advisory Council comprised of members from various parts of SAP; and through systemic inclusion by prioritizing people processes such as learning, talent acquisition, benefits and, policies, so that they are inclusive to all. In addition, we will continue to build inclusive features into our products and services in connection with customer demand which will enable us to keep innovating for a better future for all. Our AI Ethics Steering Committee ensures that many safeguards are put in place to avoid discriminatory or biased outcomes.

Energy and Emissions

Our Approach and Policies

For over a decade now, climate action has been at the top of SAP’s corporate sustainability agenda in light of the increasing impacts of climate change and escalating global challenges. We aim to take climate action through our dual approach as enabler and exemplar to help pave the way toward a low-carbon future for our customers, partners, and SAP, and create impact while respecting planetary boundaries.

The following sections describe in detail how we mitigate negative impacts and risks, and how we pursue positive impacts and opportunities through our policies, actions, targets, and metrics.

Our Actions and Targets

Our Targets Related to Climate Change Mitigation

Transition Plan for Climate Change Mitigation

Our net-zero commitment is the cornerstone of our climate change mitigation. Under this commitment, aim to reduce our Gross Greenhouse Gas (GHG) Emissions (market-based) by at least 90% across the relevant value chain by 2030. The net-zero target has been validated and approved by the Science Based Targets initiative (SBTi), which also verified that SAP’s target is compatible with limiting global warming to 1.5°C as advocated by the Paris Agreement .

SAP’s ambitious climate change mitigation commitment has been recognized also by the investment market, as demonstrated by SAP’s inclusion in the EU Paris-aligned benchmarks.

Target	Base Year	Target Year	Target Description
1.5°C-aligned science-based target (SBT)	2023: 6.9 million tons Gross GHG Emissions (market-based)	2030: Reduction of Gross GHG Emissions (market-based) by at least 90%, which corresponds to less than 0.7 million tons (near-term and long-term target)

Reduce SAP’s Gross GHG Emissions (market-based) across our value chain (Scope 1, 2 and 3) by at least 90% to reach net zero by 2030. Remaining residual emissions will be neutralized by a maximum of 10% carbon removals. Scope: GHG Protocol-aligned baseline, including Scope 1, Scope 2 market-based, and all business-relevant Scope 3 value chain emissions.

We acknowledge the recent reports issued by various companies, including some of our vendors, in which they state that they are reconsidering or adjusting their net-zero targets. In light of these developments, and given the increasing demand for energy due to the widening use of artificial intelligence, we are closely monitoring our progress and evaluating whether we can achieve our net-zero target by 2030 as planned or if we might need to adjust it.

SAP’s decarbonization and transformation plan tackles four main areas:

–	Cloud transformation: Moving our on-premise solutions to the cloud represents our most important GHG-reduction lever. SAP’s own data centers and colocations are powered with 100% renewable energy.[19] We aim to increase the share of renewable energy in our upstream and downstream value chain by working together with our suppliers with a specific focus on our hyperscale providers and customers and by constantly improving the data quality in our GHG emissions calculations (from averages to actuals).
–	Upstream supply chain: We are working on reducing supply chain emissions by maintaining strong supplier partnerships and by adjusting and refining internal procurement processes and policies. In this context, we recognize that there are interdependencies with our suppliers and their decarbonization strategies and timelines, which are beyond SAP’s direct control. In addition, the growing demand for energy due to the increasing use of artificial intelligence could have a negative impact on GHG emissions in the upstream supply chain which, due to the advances in this technology, cannot be evaluated fully at this point in time.
–	Own operations: We aim to drive real avoidance and reduction of GHG emissions by, for instance, transitioning our car fleet to electric vehicles and strengthening our environmental and energy management system (ISO 14001 and ISO 50001).
–	Carbon removals: By investing in nature-based and technical removals, we aim to neutralize any remaining residual GHG emissions by 2030 (maximum: 10% in line with the Science Based Target Initiative standard for net-zero targets).

In all four areas, leveraging our own solution portfolio is fundamental to improving how we manage and plan our initiatives, resources, and value chain partner relationships to achieve net zero by 2030. When modeling our reduction pathway to 2030, we considered future developments, such as the expected growth of the company and the effects from our cloud strategy. Our transition plan is closely connected to our business model and financial planning according to SAP’s corporate business trajectory and financial forecasts. Doing so ensures that we incorporate estimated company growth and cloud development projections to formulate a comprehensive emissions plan that reflects anticipated developments and considers investments in reducing GHG emissions. Taking this approach allows us to ensure that our climate change mitigation actions are viewed not as separate initiatives but as an integrated element of our financial growth strategy, corporate risk management, technology adoption, and product portfolio development.

By way of these decarbonization levers, SAP envisions that its transformation plan will steadily reduce GHG emissions, with our supply chain and cloud transformation being the biggest drivers. If GHG emissions still remain, SAP plans to leverage removals in line with the SBTi standard as explained above. However, we recognize certain externalities such as some of our vendors reconsidering or adjusting their net-zero targets and the uncertainty of growing energy needs due to the increasing use of artificial intelligence. Therefore, we are closely monitoring our progress and evaluating whether we can achieve our original goal as planned, or if adjustments may be necessary.

18 Expressed in millions of tons of CO2e.

19 In addition, we are voluntarily reducing the non-renewable electricity consumption of our hyperscale providers by procuring EACs on their behalf. This is not eligible for our science-based net-zero target and solely contributes to our long-standing commitment to power all our data centers with 100% renewables.

Energy Consumption and Mix

Energy Consumption

in MWh (rounded to 100 MWh)	2024
Total Energy Consumption	757,900
	Energy from Fossil	Energy from Renewable	Energy from Nuclear
	Sources	Sources[1]	Sources
Total Energy Consumption	447,900	310,000	0
Scope 1
Fuel consumption from natural gas and other sources
Stationary combustion[2]	92,600	1,100	0
Mobile combustion from corporate cars (gasoline, diesel)	339,900	0	0
Mobile combustion from corporate jets (kerosene)	7,900	0	0
Scope 2
Consumption of purchased or acquired electricity
Electricity in office buildings	0	112,000	0
Electricity in own data centers	0	95,200	0
Electricity in colocation data centers	0	87,700	0
E-mobility electricity	0	12,700	0
Consumption of purchased or acquired heat, steam, and cooling (district heating)	7,500	0	0

1 Refers to the consumption of (1) self-generated renewable energy (produced on-site) and (2) the procurement of high-quality EACs.

2 This includes gas and oil heating systems in office buildings (owned and leased) as well as the combustion of diesel in generators and gas in co-generation units / Combined heat and power (CHP) systems. In our CHP system in Walldorf, we also use wood pellets as a renewable source to generate heat.

Share of Energy Consumed	2024
Share of fossil sources in total energy consumption	59%
Share of consumption from nuclear sources in total energy consumption	0%
Share of renewable sources in total energy consumption	41%

Disaggregation of Renewable Energy (including certificates) Sources (in MWh rounded to 100 MWh)	2024
Fuel consumption for renewable energy sources including biomass	1,100
Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	307,600
Consumption of self-generated non-fuel renewable energy	1,300

Renewable Electricity

We define renewable electricity as electricity coming from renewable electricity sources such as wind, solar, geothermal, sustainably sourced biomass (including biogas), and sustainable hydropower. As recommended by the Greenhouse Gas Protocol and CDP/RE100, we actively look for the best available quality and standards, which support renewable electricity projects that meet robust criteria in terms of environmental integrity, reporting, and verification. We have defined quality criteria for the procurement of EACs by SAP to drive change in the electricity market and to avoid the risk caused by low-quality products. The key characteristics of our renewable electricity purchasing guidelines are as follows:

Quality Criteria for SAP’s Procurements of EACs

Type of renewable electricity	Currently, SAP considers only solar photovoltaics (PV) and wind for its own renewable electricity sourcing.
Installation

The power plant producing the renewable electricity must not be older than 10 years. Where an old power plant has been renovated, the 10-year rule applies only to the additional electricity output due to increased efficiency. SAP strives to avoid considering EACs from government-supported power plants.

Vintage	The renewable electricity must be produced in the same year or the year preceding the reporting period to which it will be applied.
EKOenergy

All our purchased renewable electricity is EKOenergy-certified, a high-quality, internationally recognized not-for-profit ecolabel for renewable energy installations that fulfill additional sustainability criteria. By purchasing EKOenergy-certified electricity, we also contribute to EKOenergy’s Climate Fund, which finances solar projects tackling energy poverty.

Calculation of Contractual Instruments

For our science-based target (net zero by 2030) baseline, we account for GHG Emissions Scope 2 (market-based) in line with the GHG Protocol Scope 2 Guidance.

SAP proactively purchases contractual instruments such as EACs as credible evidence that we power all our facilities with 100% renewable electricity.

We calculate the amount of renewable electricity we use by adding together the amounts of renewable electricity a) produced on site, b) covered by EACs, and c) sourced through local green tariff agreements.

The total of purchased EACs is the sum of all the electricity consumed (excluding self-generated renewable electricity) from all electricity-related Scope 2 categories: electricity in office buildings, electricity in own data centers, electricity in colocation data centers, and e-mobility (2024: 308,000 MWh).

The renewable electricity from EACs is considered only if it is verified by an official certificate or written confirmation from our EAC suppliers (100% data coverage).

For market-based reporting, we apply a region-based approach. Following this approach, we map the electricity our SAP sites consume to defined regions to ensure regional purchasing of EACs.

In 2024, contractual instruments allowed us to reduce our entire GHG Emissions Scope 2 (location-based) related to electricity consumption by 118 kilotons CO2e.

Contractual Instruments	2024
GHG Emissions Scope 2 (location-based)[1]	120
GHG Emissions Scope 2 (market-based)[1]	1
Percentage of contractual instruments (location-based)	99%

1 In kilotons CO2e

SAP’s energy contractual instruments can be disaggregated into unbundled and an insignificant portion of bundled instruments. Unbundled instruments allow SAP to claim renewable energy attributes separately from our physical electricity use. Bundled instruments that SAP purchases are green tariffs in selected locations, such as Australia. The percentage of these types of instruments in our strategy is set out in the table below.

Types of Contractual Instruments	2024
Percentage of contractual instruments of energy bundle with attributes about energy generation	0%
Percentage of contractual instruments of energy unbundled with energy attributes claims	100%

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

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 405,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 190,000 square meters. In approximately 80 countries worldwide, we occupy roughly 1,560,000 square meters. Except for our main office in Germany, most of our office spaces are leased. We also own certain real estate properties in Newtown Square, Palo Alto, and Colorado Springs (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK); Ra’anana (Israel); Sofia (Bulgaria) and a few other locations.

The office and datacenter space we occupy includes approximately 305,000 square meters in the EMEA region, excluding Germany, approximately 315,000 square meters in North and Latin America, and approximately 345,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training, and administration. Despite COVID-19 related aftereffects, substantially all our facilities are being fully used or sublet. We started in Q1/2023 with the renovation of our “headquarter building – WDF01” in Walldorf which won’t be usable until completion in early 2027. The footprint of this building is not included in the 2024 numbers above. We have closed our remaining offices in Russia and Belarus (except a small space for the “closure team”). For a disclosure on our non-current assets by geographic region see Note (D.7) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We continue investing in the Flex Work readiness of our existing properties and where necessary we are undertaking construction activities to increase our capacity for future expansion of our business. We are also reviewing our portfolio to ensure that it covers our office space demands in line with the evolved Hybrid Work Guidance. Our significant construction activities are described below, under the heading “Principal Investments and Divestitures Currently in Progress.”

Investments

Principal Investments Currently in Progress

In 2024, we finalized various construction projects and continued construction activities in several locations. We plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total	Costs Incurred as at	Estimated Completion
			Cost	12/31/2024	Date
Germany	Walldorf	General renovation of headquarters building for approx. 1,600 employees	232	50	March 2027
India	Bangalore	New office building for approx. 3,500 employees	86	47	December 2025

For more information about our planned investment expenditures, see the Investment Goals section. There were no material divestitures of facilities within the reporting period.

Principal Investments and Divestitures for the Last Three Years

Our principal investments for property, plant, and equipment (other than from business combinations) amounted to € 1,138 million in 2024 (2023: €810 million; 2022 €1,129 million). Principal investments in 2024 for property, plant, and equipment increased compared to 2023. The additions relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. For further details related to property, plant, and equipment, see Note (D.4).

Our investments for intangible assets such as acquired technologies and customer relationships amounted to € 591 million in 2024 compared to €560 million in 2023 (2022: €472 million). Our investments allocated to goodwill decreased to €654 million in 2024 from €859 million in 2023 (2022: €560 million). As the initial accounting for the WalkMe business combination is incomplete (for more information, see Note (D.1)), the goodwill added to our single operating segment through the acquisition of WalkMe (€654 million) is provisional. For further details on investments related to acquisitions, see Notes (D.2) and (D.3) to our Consolidated Financial Statements.

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

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

-      the factors that we believe impacted our performance in 2024;

-      our outlook for 2024 compared to our 2024 actual performance (non-IFRS);

-      a discussion of our operating results for 2024 compared to 2023 and for 2023 compared to 2022;

-      the factors that we believe will impact our performance in 2025; and

-      our financial targets and prospects.

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors”, “Item 18. Financial Statements”,and Note (D.1).

Economy and the Market

In 2024, friction in global trade weighed on economic growth, as reported by the European Central Bank (ECB) in its most recent Economic Bulletin Issue 1. Dampening exports impaired the global economy and prevented consumption and investment from recovering as fast as expected earlier in the year. This was amplified by geopolitical risks, such as Russia’s war against Ukraine and the conflict in the Middle East. However, according to the ECB, although inflation continued to moderate, upward pressures on prices for services remained. Towards the end of the year, global economic growth became robust with broad-based improvements across sectors, particularly the services sector.

For the euro area, the disinflation process was well on track in 2024, says the ECB. Financing conditions eased, as interest rate cuts made new borrowing gradually less expensive, even though, on the whole, monetary policy remained restrictive. Economic recovery continued more slowly than expected in earlier projections with growth picking up in the third quarter due to one-off factors. Over the year, consumption recovered, and inventories were built-up, while net trade contracted. The services sector expanded, but industrial activity declined, reflecting weak demand, competitiveness losses, and rising uncertainty.

Regarding the Americas region, according to the ECB, economic growth remained robust in the latter half of the year. Strong private demand and government consumption supported stronger economic data in the United States. In contrast, the contribution of U.S. private investment decelerated.

Concerning the APJ region, the ECB finds that economic growth momentum in China strengthened over the year. However, due to lingering weakness in the Chinese real estate sector, the government announced more fiscal support in November.

1 European Central Bank, Economic Bulletin, Issue 8/2024, Publication Date: January 9, 2025.

The IT Market

The global IT industry market continued its growth trajectory in 2024, strongly driven by digital transformation initiatives across various sectors. According to International Data Corporation (IDC), a U.S.-based market research firm, “Digital transformation (DX) is the way to expand in industries where substantial investments are proceeding. It is also a way to more efficiently reduce costs and optimize processes. These benefits will help drive DX growth in the double digits over the forecast period.”1

“New digital business is not happening without AI,”2 writes IDC in one of its latest research papers. IDC’s market observers report that artificial intelligence (AI) has become a key priority for business leaders since its arrival in the enterprise sector two years ago. Research shows that planned investment in all types of AI is growing at a much faster rate than that for digital technology overall. These investments are creating strong demand, even though the financial return for AI-related use cases can be hard to quantify initially. IDC summarizes these developments as follows, “AI and its many flavors have started a new technology evolution that is even more pronounced and significant to organizations globally. This ‘AI everywhere’ evolution, which includes all generative AI (GenAI), has been in the early stages of organizational acceptance and experimentation during 2024, with many proof of concepts (POCs) and new products emerging.”3 IDC considers these early stages of acceptance to be a “hyper-experimentation phase” that, it reports, has “dominated the conversations of business and technology leaders in organizations of all sizes, across all industries, and in all countries for the past 18 months.”4

Nevertheless, since generative AI in a business context also requires cloud-based deployments, companies’ willingness to embark on their digital transformation journey to the cloud resulted in continued high growth rates for this operational model in 2024. According to IDC, “The demand for cloud-based ERP software, which continues to be the foundational deployment model in the digital era and AI everywhere world, outpaces that of on-premises and other software solutions.”5

Impact on SAP

Following the significant investments we have made in recent years for our cloud transition, 2024 was another transformative year for SAP. We focused particularly on key growth areas and on scaling revenue and profitability. Despite economic pressure in some regions, especially in developed Europe, SAP’s global market footprint showed resilience and our business performance continued its strong upward trend. The solid cloud gross margin and operating margin (non-IFRS) at year-end are evidence that our focus on operational efficiency paid off. Our ambition announced at the beginning of the year to decouple revenue and expense growth rates has been achieved.

Topline growth drivers were RISE and GROW with SAP, and SAP Business AI, which was part of many new deals this year. Due to the growing demand for greater efficiencies and cost optimization, SAP’s cloud offerings resonated well, as they offer our customers a comprehensive approach to their cloud transition. Our company-wide restructuring program, which was announced in January 2024 and affected approximately 10,000 employees globally, addressed the need to build AI expertise in our workforce, and created efficiency gains.

Spurred on by the fast-paced development of (generative) AI in the market and the willingness of enterprises to leverage this technology in their business processes, SAP provided more than 100 SAP Business AI use cases in 2024. And, by the end of the year, SAP had embedded Joule, the SAP Business AI copilot launched in June 2023, across the whole product portfolio.

We remain vigilant in our execution to sustain growth and pave the way to long-term success.

Performance Against Our Outlook for 2024 (Non-IFRS)

As in previous years, our 2024 operating profit-related goals and published outlook were based on our non-IFRS financial measures at constant currencies. In this section, we therefore discuss performance against our outlook in terms of non-IFRS numbers, unless otherwise stated, (at constant currencies) derived from IFRS measures. The subsequent section about IFRS operating results discusses numbers only in terms of IFRS; thus, the numbers in that section are not expressly identified as IFRS numbers.

Outlook for 2024 (Non-IFRS)

The initial outlook for 2024, based on SAP’s updated non-IFRS definition of profit measures (which, beginning in 2024, include share-based compensation expenses and exclude gains and losses from equity securities (for more information, see the table Comparison of Outlook and Results for 2024)), expected full-year cloud revenue to range between €17.0 billion and €17.3 billion, and cloud and software revenue to range between €29.0 billion and €29.5 billion. Furthermore, we expected operating profit (non-IFRS) to range between €7.6 billion and €7.9 billion, and free cash flow to be approximately €3.5 billion. We expected a full-year 2024 effective tax rate of approximately 32%.20

This initial outlook reflected SAP’s execution of its cloud strategy, which is accelerating cloud growth through the addition of new business and enhanced cloud adoption by current customers, driving SAP closer to its midterm objectives.

In April 2024 and July 2024, SAP confirmed its 2024 outlook for all the key performance indicators specified above.

1 EMEA Digital Transformation Market Forecast, 2024–2028, December 2024, IDC #EUR150281123.

2 IDC FutureScape: Worldwide Digital Business and AI Transformation 2025 Predictions, October 2024, IDC #US52641124.

3 IDC FutureScape: Worldwide Intelligent ERP 2025 Predictions, October 2024, IDC #US51078024.

4 IDC FutureScape: Worldwide IT Industry 2025 Predictions, October 2024, IDC #US51736824.

5 IDC Worldwide Enterprise Resource Planning Applications Software Forecast, 2024–2028: GenAI Revamps Road Maps, December 2024, IDC #US52739624.

20 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

In October 2024, SAP updated its 2024 outlook for cloud and software revenue, operating profit, and free cash flow, revising its expectations for cloud and software revenue upward from the previous range of between €29.0 billion and €29.5 billion at constant currencies to a range of between €29.5 billion and €29.8 billion at constant currencies (2023: €27.64 billion), thereby raising the midpoint by €400 million.

For non-IFRS operating profit, SAP adjusted its expectations upward from the previous range of between €7.6 billion and €7.9 billion at constant currencies to a range of between €7.8 billion and €8.0 billion at constant currencies (2023: €6.78 billion), raising the midpoint by €150 million.

SAP also raised its 2024 outlook for free cash flow from approximately €3.5 billion to a range of between €3.5 billion and €4.0 billion (2023: €5.08 billion).

In October 2024, SAP still expected cloud revenue to range between €17.0 billion and €17.3 billion at constant currencies (2023: €14.06 billion) and the effective tax rate (non-IFRS) to be approximately 32% (2023: 30.3%.)

2024 Actual Revenue and Profit Performance Compared to Outlook (Non-IFRS)

Cloud revenue is within the range of our revised 2024 outlook, with the combined cloud and software and operating profit exceeding the upper end of our outlook range.

Comparison of Outlook and Results for 2024

		Outlook for 2024	Outlook	Outlook	Revised Outlook
	Results	(Integrated	for 2024	for 2024	for 2024	Results
	for 2023	Report 2023)	(Q1 Quarterly Statement)	(Half-Year Report)	(Q3 Quarterly Statement)	for 2024
Cloud revenue	€14.06 billion	€17.0 billion	€17.0 billion	€17.0 billion	€17.0 billion	€17.21 billion
(non-IFRS, at constant currencies)		to €17.3 billion	to €17.3 billion	to €17.3 billion	to €17.3 billion
Cloud and software revenue	€27.64 billion	€29.0 billion	€29.0 billion	€29.0 billion	€29.5 billion	€29.96 billion
(non-IFRS, at constant currencies)		to €29.5. billion	to €29.5 billion	to €29.5 billion	to €29.8 billion
Operating profit	€6.78 billion	€7.6 billion	€7.6 billion	€7.6 billion	€7.8 billion	€8.23 billion
(non-IFRS, at constant currencies)		to €7.9 billion	to €7.9 billion	to €7.9 billion	to €8.0 billion
Free cash flow	€5.09 billion	Approx. €3.5 billion	Approx. €3.5 billion	Approx. €3.5 billion	€3.5 billion to €4.0 billion	€4.11 billion
Effective tax rate (non-IFRS)	30.3%	Approx. 32%	Approx. 32%	Approx. 32%	Approx. 32%	32.3%

In today’s global economic environment, which is marked by international disruptions and a growing need for AI and data warehousing, the demand for our cloud solutions and services meets or even exceeds our revised forecasts, indicating strong business performance that we expect will drive continued cloud revenue growth.

Our current cloud backlog (contractually committed cloud revenue that we expect to recognize over the upcoming 12 months) reached €18.08 billion at actual currencies (€17.69 billion at constant currencies; 2023: €14.04 billion at constant currencies). This was an increase of 32% (29% on a constant currency basis; 2023: 27%).

On December 31, 2024, our total cloud backlog was up 43% to €63.29 billion (up 40% to €62.08 billion at constant currencies). Around 50% of our cloud order entries in the fourth quarter 2024 included SAP Business AI.

At constant currencies, the resulting cloud revenue grew from €14.06 billion in 2023 to €17.21 billion in 2024, in line with our guidance range of €17.0 billion to €17.3 billion. That represented an increase of 26% at constant currencies.

Cloud and software revenue grew 11% at constant currencies to €29.96 billion (2023: €27.64 billion at constant currencies), and thus ended higher than our revised outlook range for 2024 of €29.5 billion to €29.8 billion.

Total revenue on a constant currency basis grew 10% in 2024 to €34.31 billion (2023: €32.03 billion at constant currencies).

Operating expenses (non-IFRS) on a constant currency basis increased 6% in 2024 to €26.08 billion (2023: €25.25 billion at constant currencies).

Our expenses base in 2024 was impacted by our transformation to a fast-growing cloud business and by share-based compensation. For more information about share-based payments, see the Notes to the Consolidated Financial Statements, Note (B.3).

The cloud gross margin (non-IFRS) for 2024 was 73.3%, increasing 1.4pp at constant currencies year over year. Our cloud margin benefitted from a stronger increase in cloud revenue compared to its associated costs and the completion of the Next-Generation Cloud Delivery initiative in mid-2023 (modernization of our cloud delivery to enable a more resilient and scalable cloud infrastructure).

Our overall headcount increased by 1,519 full-time equivalents, or FTEs (607 thereof organically), primarily in the areas of research & development and cloud.

Non-IFRS operating profit in 2024 was €8.23 billion on a constant currency basis (2023: €6.78 billion at constant currencies), reflecting an increase of 26%. IFRS and non-IFRS operating profit and margin benefitted from a strong performance in SAP’s software licenses and support business and from disciplined execution of the 2024 transformation program.

Thus, non-IFRS operating profit came in above the target range (€7.8 billion to €8.0 billion at constant currencies).

We achieved an effective tax rate (non-IFRS) of 32.3%, which is in line with the outlook of approximately 32% (non-IFRS).

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures.

Our 2024 Results Compared to Our 2023 Results (IFRS)

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Total revenue rose from €31,207 million in 2023 to €34,176 million in 2024, representing an increase of €2,968 million, or 10%. This increase was predominantly driven by the revenues generated by our cloud business. Cloud revenue growth was largely due to a rise in the number of customers using multiple SAP solutions, with those using over four SAP solutions more than doubling since 2021 and now accounting for over 20% of our customer base.

Cloud and software revenue represented 87% of total revenue in 2024 (2023: 86%). Services revenue increased 1% from €4,283 million in 2023 to €4,346 million in 2024, which was 13% of total revenue (2023: 14%).

For a detailed description of our revenue types, see the Notes to the Consolidated Financial Statements, Note (A.1).

For more information about our regional performance, see the Revenue by Region section.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue grew from €26,924 million in 2023 to €29,830 million in 2024, representing an increase of 11%.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics .

Cloud revenue increased €3,477 million, or 25%, from €13,664 million in 2023 to €17,141 million in 2024, fueled by Cloud ERP Suite revenue, which grew €3,540 million, or 33%, to €14,166 million in 2024 (2023: €10,626 million). Cloud ERP Suite contributed 83% to overall cloud revenue (2023: 78%). Cloud ERP Suite revenue growth benefitted from the accelerated transition of our customers to the cloud. Extension Suite cloud revenue grew from €2,290 million in 2023 to €2,435 million in 2024, representing an increase of 6%. In 2024, the IaaS cloud revenue declined €208 million, or 28%, to €540 million (2023: €748 million). For more information about Cloud ERP Suite, see the Performance Management System section.

The current cloud backlog increased €4,333 million, or 32%, to €18,078 million in 2024 (2023: €13,745 million). Our total cloud backlog increased 43% from €44.25 billion in 2023 to €63.29 billion in 2024.

Our software licenses revenue declined €365 million from €1,764 million in 2023 to €1,399 million in 2024. The continuous decline is in line with our cloud transformation.

The demand for SAP software helped us maintain a stable maintenance customer base for software support, resulting in software support revenue of €11,290 million in 2024 (2023: €11,496 million). The slight decline is attributable to the accelerated transition of our customers to the cloud. SAP Enterprise Support was the largest contributor to our software support revenue.

Software licenses and software support revenue decreased €572 million, or 4%, from €13,261 million in 2023 to €12,689 million in 2024.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics

We define more predictable revenue as the sum of our cloud revenue and our software support revenue. Our more predictable revenue increased 13%, from €25,160 million in 2023 to €28,431 million in 2024. This increase was predominantly driven by the revenues generated by our cloud business. More predictable revenue accounted for 83% of our total revenue in 2024 (2023: 81%), continuing the upward trend from prior years.

Services revenue increased slightly, by €63 million, or 1%, from €4,283 million in 2023 to €4,346 million in 2024, fueled by consulting revenue and premium support revenue, which increased €99 million, or 3%, from €3,874 million in 2023 to €3,973 million in 2024. In 2024, consulting and premium support revenue contributed 91% of the total services revenue (2023: 90%) and 12% of total revenue (2023: 12%).

Revenue from other services decreased €36 million, or 9%, to €373 million in 2024 (2023: €409 million).

Revenue by Region

EMEA Region

In 2024, the EMEA region generated €15,575 million in revenue (2023: €14,004 million), which was 46% of total revenue (2023: 45%). Revenue in Germany increased 9% to €5,359 million (2023: €4,921 million). Germany contributed 34% (2023: 35%) of all EMEA region revenue. The remaining revenue in the EMEA region was primarily generated in France, Italy, the Netherlands, Switzerland, and the United Kingdom.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue generated in the EMEA region totaled €13,534 million (2023: €12,028 million), which represents 87% of all revenue from the region (2023: 86%). Cloud revenue in the EMEA region rose 32% to €6,892 million in 2024 (2023: €5,241 million). Software licenses and software support revenue decreased 2% to €6,643 million in 2024 (2023: €6,787 million).

Americas Region

In 2024, 40% of our total revenue was generated in the Americas region (2023: 41%). Total revenue in the Americas region increased 8% to €13,808 million (2023: €12,762 million). Revenue in the United States increased to €11,056 million (2023: €10,204 million). The United States contributed 80% (2023: 80%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue increased 8% to €2,752 million. The remaining revenue in the Americas region was primarily generated in Brazil, Canada, and Mexico.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue generated in the Americas region totaled €11,987 million (2023: €10,959 million), which represents 87% of all revenue from the region (2023: 86%). Cloud revenue in the Americas region rose 19% to €7,872 million in 2024 (2023: €6,642 million). The United States contributed 80% of cloud revenue generated in the Americas region. Software licenses and software support revenue in the Americas regions amounted to €4,116 million in 2024 (2023: €4,317 million).

APJ Region

In 2024, 14% of our total revenue was generated in the APJ region (2023: 14%). Total revenue in the APJ region increased 8% to €4,793 million (2023: €4,441 million). Total revenue in Japan increased to €1,388 million (2023: €1,243 million). Revenue from Japan accounted for 29% of all revenue generated in the APJ region (2023: 28%). In the remaining countries of the APJ region, revenue increased 6%. Revenue in the remaining countries of the APJ region was primarily generated in Australia, China, and India.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Cloud and software revenue in the APJ region totaled €4,308 million (2023: €3,937 million). That represents 90% of all revenue from the region (2023: 89%). Cloud revenue in the APJ region rose 33% to €2,377 million in 2024 (2023: €1,781 million). Software licenses and software support revenue decreased from €2,156 million in 2023 to €1,931 million in 2024.

Operating Profit and Operating Margin

Operating profit decreased to €4,665 million and operating margin declined 4.9pp to 13.6%. Operating profit was impacted by a reduced contribution from software licenses revenue and from increased total operating expenses.

In 2024, SAP increased its focus on key strategic growth areas, in particular business AI. To this end, as announced in January 2024, SAP is executing a company-wide restructuring program which will conclude in early 2025. In 2024, SAP recognized restructuring expenses amounting to €3,144 million (2023: €215 million). For more information about the 2024 transformation program, see the Notes to the Consolidated Financial Statements, Note (B.6).

Share-based payment expenses rose to €2,385 million (2023: €2,220 million), mainly due to an increase in the SAP share price of more than €95 in 2024 (compared to an increase of more than €40 in 2023) and SAP’s temporarily increased contribution (from 40% to 100% from October to December 2024) to the Own SAP Plan to recognize its employees’ contribution to SAP’s success in 2024. For more information about share-based payments, see the Notes to the Consolidated Financial Statements, Note (B.3).

Furthermore, operating profit was impacted by expenses for sales and marketing initiatives to capture current and future growth opportunities.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

1 The numbers from 2021 to 2024 reflect continuing operations as a result of the divestiture of Qualtrics.

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, and customer support costs.

Cost of cloud and software benefitted from prior-year investments into the Next Generation Cloud Delivery campaign, which entailed the modernization of our cloud delivery to enable a more resilient and scalable cloud infrastructure and ended mid-2023.

In 2024, the cost of cloud and software increased 12% to €5,922 million (2023: €5,267 million) and our cloud margin increased 1.2pp from 71.6% in 2023 to 72.8% in 2024, based on strong revenue growth paired with a slower growth in cost of cloud due to a scalable cloud infrastructure and operational efficiency. The software licenses and software support margin was 90.1% in 2024, 0.5pp above the prior-year level (2023: 89.6%). Software licenses and software support revenue decreased 4% to €12,689 million (2023: €13,261 million), primarily attributable to a 21% decline in software license revenue. Software licenses and software support costs decreased 9% year over year to €1,262 million (2023: €1,383 million).

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services, and training courses, and the cost of bought-in consulting and training resources. The cost of services decreased 3% to €3,321 million (2023: €3,407 million). Our gross margin on services, which is defined as services profit as a percentage of services revenue, increased 3.1pp to 23.6% (2023: 20.5%). As our services business trends away from traditional software licensing and consulting revenue toward more subscription revenue from cloud solutions, we continue to adjust our service delivery resources to support our cloud offerings.

Research and Development

Our research and development (R&D) expense consists primarily of the personnel cost of our R&D employees, costs incurred for independent contractors whom we retain to assist in our R&D activities, data center infrastructure used for R&D activities, and depreciation of the computer hardware and amortization of the software we use for our R&D activities.

The R&D expense rose 3% to €6,514 million in 2024 from €6,324 million in 2023. This increase was mainly due to higher personnel costs driven by higher share-based payment expenses. R&D expense as a percentage of total revenue decreased to 19.1% in 2024 (2023: 20.3%). For more information, see the Our Investments in Innovation section.

Sales and Marketing Expense

Sales and marketing expense consists mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expense grew 3% from €8,828 million in 2023 to €9,090 million in 2024. This increase is mainly attributable to several marketing initiatives to capture current and future growth opportunities.

The ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased 1.7pp in 2024 to 26.6% (2023: 28.3%).

General and Administration Expense

Our general and administration expense consists mainly of personnel costs to support our finance and administration, human resources, and corporate functions.

General and administration expense increased 5% from €1,364 million in 2023 to €1,435 million in 2024. This increase is primarily due to higher personnel expenses in 2024, the majority thereof due to higher share-based payment expenses. The ratio of general and administration expense to total revenue decreased 0.2pp year over year to 4.2% (2023: 4.4%).

Segment Information

At the end of 2024, SAP had one operating segment. In January 2025, SAP announced several organizational changes. As a result of these, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board Area, led by Thomas Saueressig.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Note (C.1) and Note (C.2). For more information about our operating performance, see the Operating Results (IFRS) section.

Financial Income, Net

Financial income, net, improved to €398 million (2023: –€456 million). Our finance income was €1,429 million (2023: €857 million) and our finance costs were €1,031 million (2023: €1,313 million).

Finance income primarily consists of interest income on investments in the amount of €631 million (2023: €486 million), of gains from IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, and of the disposal of equity securities totaling €779 million (2023: €380 million).

Finance costs mainly consist of interest expense on financial liabilities and from derivative instruments amounting to €545 million (2023: €639 million), and of IFRS 9-related fair value adjustments or losses from disposal of Sapphire Ventures investments totaling €316 million (2023: €525 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (D.1) and Note (E.3).

Income Taxes

The effective tax rate in 2024 was 33.9% (2023: 32.6%). The year-over-year increase mainly resulted from a temporary inability to offset withholding taxes in Germany due to tax losses in 2024 resulting from restructuring. This effect was partly compensated by changes in tax exempt income. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Our 2023 Results Compared to Our 2022 Results (IFRS)

Total Revenue

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

Cloud Revenue

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

Software Licenses and Support

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

We define more predictable revenue as the sum of our cloud revenue and our software support revenue. Our more predictable revenue increased from €23,335 million in 2022 to €25,160 million in 2023. Cloud revenue surpassed support revenue in 2023 and drove the growth of 7%. More predictable revenue accounted for 81% of our total revenue in 2023 (2022: 79%), continuing the upward trend from prior years.

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

Operating Profit and Operating Margin

Operating profit decreased to €5,799 million and operating margin decreased 1.5pp to 18.6%. Operating profit was impacted by a reduced contribution from software licenses revenue and from increased total operating expenses. Share-based payment expenses increased to €2,220 million (2022: €1,431 million), mainly due to an increase in the SAP share price of more than €40 from January 1, 2023, to December 31, 2023 (January 1, 2022, to December 31, 2022: drop in the SAP share price of around €30). A shorter contract life for on-premise support contracts led to accelerated amortization of costs related to these contracts, resulting in higher amortization expenses amounting to €121 million for 2023 (2022: €0 million). Furthermore, higher personnel costs were driven by higher bonus expenses prompted by strong revenue growth and robust attainment of other bonus measures. In addition, the recognition of a provision for fines in regard to anti-bribery matters led to expenses of €155 million in 2023 (2022: €0 million). Operating profit was also impacted by investments in the Next-Generation Cloud Delivery campaign and in other research and development and sales and marketing initiatives to capture current and future growth opportunities. Next-Generation Cloud Delivery from SAP is the modernization of our cloud delivery to enable a more resilient and scalable cloud infrastructure and ended mid-2023.

Due to a change in presentation of gains and losses from minor divestitures, not qualifying as discontinued operations, a loss of € 12 million for 2023, and a gain of €176 million for 2022 are presented under other non-operating income/expense instead of other operating income/expense, net. The Operating expense and profit figures presented in this section are restated accordingly.

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

Segment Information

At the end of 2024, SAP had one operating segment. As result of the organizational changes in the first quarter of 2025, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board area, led by Thomas Saueressig.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Note (C.1) and Note (C.2). For more information about our operating performance, see the sections above in the Our 2023 Results Compared to Our 2022 Results (IFRS) chapter.

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

Approximately 71% of our total revenue in 2024 (2023: 71%) was attributable to operations in non-euro participating countries. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange rate of the euro had an unfavorable impact of € 135 million on our total revenue for 2024, an unfavorable impact of €826 million on our total revenue for 2023 and a favorable impact of €1.620 million on our total revenue for 2022.

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

We manage credit, liquidity, interest rate, equity price, and foreign exchange rate risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have corresponding underlying transactions. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are documented in our Treasury Guideline, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements, Note (F.1) and Note (F.2).

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

The long-term credit rating for SAP SE is “A+” by S&P Global Ratings (stable outlook). Moody’s upgraded our credit rating to “A1” (stable outlook) on March 20, 2024.

On May 16, 2023, SAP announced a new share repurchase program with an aggregate volume of up to €5 billion and a term until December 31, 2025. As at December 31, 2024, SAP had repurchased 10,865,684 shares at an average price of €188.19, with a purchased volume of approximately €2 billion under the program in 2024. Since the start of the program, SAP has repurchased 18,429,480 shares at an average price of €162.46, resulting in a purchased volume of approximately €3 billion.

Liquidity Management

Our primary source of cash, cash equivalents, and current investments is funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2024, our cash, cash equivalents, and current investments were primarily held in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB, and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments. Our investments in financial assets of issuers with a credit rating lower than BBB were not material in 2024.

We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2025 and, together with expected cash flows from operations, will support debt repayments, currently planned capital expenditure requirements, and capital returns to our shareholders over the near term and medium term. It may also be necessary to enter into financing transactions when additional funds are required that cannot be wholly sourced from free cash flow, to maintain flexibility, and/or limit repayment risk.

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

As of December 31, 2024, €414 million of our other non-current non-financial liabilities have a maturity between 1 and 5 years and €335 million have a maturity of more than 5 years. €286 million of our derivative financial liabilities have a maturity of less than 1 year and €339 million have a maturity between 1 and 5 years. €69 million of our derivative financial liabilities have a maturity of more than 5 years.

As of December 31, 2023, €336 million of our other non-current non-financial liabilities have a maturity between 1 and 5 years and €362 million have a maturity of more than 5 years. €220 million of our derivative financial liabilities have a maturity of less than 1 year and €420 million have a maturity between 1 and 5 years. €127 million of our derivative financial liabilities have a maturity of more than 5 years.

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

Financial Debt

Financial debt is defined as the nominal volume of bank loans, commercial paper, private placements, and bonds.

The nominal volume of financial debt on December 31, 2024, included amounts in euros (€9,385 million) and U.S. dollars (€96 million). On December 31, 2024, approximately 62% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

For information about the intended repayments, see the goals for liquidity and finance in the Financial Targets and Prospects section.

Financial Debt by Instrument

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Cash Flows and Liquidity

2024 Actual Cash Flow and Liquidity Performance Compared to Outlook

We met or exceeded the revised outlook for 2024.

€ billions	2023 Results	2024 Outlook[1]	2024 Results
Free cash flow	5.09	3.5 to 4.0	4.11

1 The 2024 outlook was communicated in January 2024 and revised in October 2024. The 2024 outlook numbers above reflect the revised outlook from October 2024.

Group Liquidity and Net Liquidity/Net Debt

€ millions	2024	2023	∆
Cash and cash equivalents	9,609	8,124	1,485
Current time deposits and debt securities	1,471	3,151	-1,680
Group liquidity	11,080	11,275	-195
Current financial debt	-3,639	-1,143	-2,496
Non-current financial debt	-5,746	-6,612	866
Financial debt	-9,385	-7,755	-1,631
Net liquidity (+)/net debt (–)	1,695	3,521	-1,825
Lease liabilities	-1,715	-1,621	-93
Net liquidity (+)/net debt (–) including lease liabilities	-19	1,899	-1,919

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturities of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months, and remaining maturities of less than one year included in current other financial assets). Group liquidity on December 31, 2024, primarily comprised amounts in euros and U.S. dollars.

The net decrease in group liquidity compared to 2023 is mainly due to payouts from our restructuring program and the share buyback program, which were mainly offset by higher net borrowings.

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

Development of Net Debt

		2024	2023 [1]
Net liquidity (+)/net debt (–) 12/31/2023 (PY: 12/31/2022)	Free Cash Flow	3,521	-2,070
Net cash flows from operating activities – continuing operations	4,113	5,220	6,210
Capital expenditure		-797	-785
Lease payments		-310	-332
Business combinations		-1,114	-1,168
Dividends		-2,565	-2,395
Treasury shares		-2,106	-949
Net proceeds from Qualtrics sale		0	5,510
Other		-155	-500
Net liquidity (+)/net debt (–) 12/31/2024 (PY: 12/31/2023)		1,695	3,521

1 Net debt as at December 31, 2022 includes continuing and discontinued operations, net liquidity/net debt as at December 31, 2023 only includes continuing operations.

Analysis of Consolidated Statements of Cash Flows

€ millions	Years ended December 31,			∆ in %	∆ in %
	2024	2023	2022	2024 vs. 2023	2023vs. 2022
Net cash flows from operating activities	5,220	6,210	5,675	-16	9
Net cash flows from investing activities	-656	-4,603	699	-86	<-100
Net cash flows from financing activities	-3,412	-7,758	-6,074	-56	28

Analysis of Consolidated Statements of Cash Flows: 2024 compared to 2023

In 2024, cash inflows from operating activities decreased €990 million to €5,220 million (2023: €6,210 million). This is particularly due to significantly higher restructuring payouts (€2.5 billion in 2024 compared to €0.2 billion in 2023), increased share-based payments (€1.3 billion in 2024 compared to €1.1 billion in 2023), and higher income tax payments of €2.3 billion in 2024 (€2.2 billion in 2023). Prepayments to suppliers and to the tax authorities increased €0.3 billion in 2024. Cash collected from customer contracts increased in 2024, driven by continued revenue growth, improved collection effectiveness, and approximately €0.2 billion in customer payments before the due date in late December. In 2024, we discontinued the SAP-triggered financing (2023: €0.2 billion).

Cash outflows from investing activities totaled €656 million in 2024, compared to €4,603 million in 2023. We decreased our short-term time deposits and debt instruments by €1.7 billion in 2024 (2023: increased by €2.5 billion). We paid €1.1 billion, net of cash received, in 2024, chiefly to acquire WalkMe, compared to €1.2 billion in 2023, which was mainly used for the acquisition of LeanIX. Capital expenditure on intangible assets and property, plant, and equipment remained at €0.8 billion (€0.8 billion in 2023). For more information about current and planned capital expenditures, see the Investment Goals section.

In 2024, free cash flow (for the definition, see the Performance Management System section) decreased to €4,113 million (2023: €5,093 million). The free cash flow conversion rate, defined as free cash flow as a percentage of profit after tax, decreased to 131% (2023: 141%). Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year. For more information, see the Notes to the Consolidated Financial Statements, Note (F.1).

Net cash outflows from financing activities were €3,412 million in 2024, compared to €7,758 million in 2023. In September 2024, SAP secured a short-term loan of €1.25 billion to finance the WalkMe acquisition, with flexible repayment terms through September 2025. In December 2024, SAP raised a total of €1 billion via bilateral credit lines with a term of one year as well as €0.5 billion via two commercial paper tranches of €0.25 billion each. Additionally, we repurchased shares with a volume of €2.1 billion in 2024 as part of our share buyback program. Apart from the buyback of shares, cash outflows in 2024 resulted from the repayment of €0.85 billion in Eurobonds, and US$0.32 billion in U.S. private placements upon maturity. In 2023, we repurchased shares worth €0.95 billion as part of the share buyback program. Further cash outflows in 2023 resulted from the repayment of €1.6 billion in Eurobonds, €1.45 billion in loans, and €0.93 billion in commercial paper upon maturity.

In 2024, we distributed €2,565 million in dividends, compared to €2,395 million in the previous year.

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

To retain high financial flexibility, SAP SE entered into a €3 billion syndicated revolving credit facility on March 8, 2023, with an initial term of five years plus two one-year extension options. In 2024, the initial term of this facility was extended for an additional period of one year until March 2029. A possible future utilization is not subject to any financial covenants. So far, we have not used, and do not currently foresee any need to use, this credit facility.

As at December 31, 2024, SAP SE had additional available credit facilities totaling €1.2 billion, and utilized €1.0 billion thereof through short-term money market loans. Several other SAP entities have credit facilities available that allow them to borrow funds at prevailing interest rates.

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

Expected Developments

Future Trends in the Global Economy

In the December 2024 edition of its Economic Bulletin, the European Central Bank (ECB) states that, at the beginning of 2025, the outlook on global economic growth is uncertain.21 It attributes this situation to geopolitical tensions, lingering weakness in the Chinese real estate sector, and uncertainties about the policies of the next administration in the United States. The ECB predicts that global economic activity could decelerate in the near term, but moderate slightly thereafter, and it expects inflation across major advanced and emerging market economies to decline gradually over the projection horizon.

For the EMEA region, the ECB expects a gradual economic recovery in the euro area over the coming years, albeit amid significant uncertainty. The effects of restrictive monetary policy should fade gradually, it says, and support a pick-up both in domestic demand and corporate investment. However, moving into 2025, the ECB has revised down earlier outlooks, as firms hold back their investment spending in the face of weak demand and high geopolitical and policy uncertainty. Over the projection horizon, the ECB expects foreign demand to strengthen and support euro area exports. Although structural challenges remain, productivity could pick up, it says, and inflation in the euro area will probably settle at around the 2% target on a sustained basis during the projection period.

Regarding the Americas region, the ECB projects some deceleration in the United States. It also predicts significant uncertainty due to the difficulty at this stage of gauging coming policy measures.

Concerning the APJ region, the ECB expects slower economic growth in China due to unfavorable demographics. The new Chinese fiscal package, it predicts, is unlikely to provide much stimulus, as it mainly represents a migration of debt toward bonds with lower service costs that will probably leave the overall debt level unchanged.

Economic Trends – GDP Growth Year Over Year

Percent	2024	2025p	2026p
World	3.2	3.3	3.3
Advanced Economies	1.7	1.9	1.8
Emerging Markets and Developing Economies	4.2	4.2	4.3
Regions (According to IMF Taxonomy)
Euro Area	0.8	1.0	1.4
Germany	-0.2	0.3	1.1
Emerging and Developing Europe	3.2	2.2	2.4
Middle East and Central Asia	2.4	3.6	3.9
Sub-Saharan Africa	3.8	4.2	4.2
United States	2.8	2.7	2.1
Canada	1.3	2.0	2.0
Latin America and the Caribbean	2.4	2.5	2.7
Japan	-0.2	1.1	0.8
Emerging and Developing Asia	5.2	5.1	5.1
China	4.8	4.6	4.5
p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2025, Global Growth: Divergent and Uncertain

(https://www.imf.org/-/media/Files/Publications/WEO/2025/update/january/english/text.ashx), p. 9.

21 European Central Bank, Economic Bulletin, Issue 8/2024, Publication Date: January 9, 2025.

The IT Market: Outlook for 2025 and Beyond

“Tech transformations are not singular events but rather a constant reality of corporate life,” reports McKinsey & Company in their recent global survey of technology and business leaders.1 According to the survey, most companies are investing in tech with future growth in mind and are seeing positive results from the transformation work they have already completed. The survey’s findings also suggest, however, that there is still a significant gap between the best technology transformations and the rest. According to McKinsey’s research, the top performers (131 out of 500 survey respondents), “particularly those enterprises with high-performing IT organizations, have up to 35 percent higher revenue growth and 10 percent higher profit margins.” The research also finds that “an average company has an opportunity to optimize and potentially reinvest 30 percent of its IT spend through improvements to IT productivity.”2

McKinsey goes on to report that “the top performers are more effective than others at executing specific transformation initiatives (or ‘plays’) and at realizing the business value they are seeking as a result. They rate their technology organizations as more effective, and they plan to invest further in nearly every play, with the greatest focus on continuing to shape a technology-based business strategy. The one exception is infrastructure modernization, likely because these companies have already been investing in this for several years.”1

Adding to the McKinsey findings, International Data Corporation (IDC), a U.S.-based market research firm, revealed that organizations are starting to make strategic, long-term investments in technology with greater AI-enabled capabilities. One of IDC’s recent studies predicts that: “2025 will be the year that all enterprises begin the AI pivot with the goal of improving their reaction time for accessing, adopting, and ultimately scaling up to becoming a resilient AI-fueled business by 2027.” And, further, that: “By 2026, 75% of Global 1000 organizations will adopt value-based AI economics models covering tech acquisition cost, productivity gains, decision-making, and innovation, or risk missing new ROI benchmarks.”3 Particularly on the ability of organizations to prepare for and embrace the AI-enabled technology, IDC warns that organizations themselves have to adapt and transform because “without strategic and organizational pivots, frustration with low ROI due to poor planning and misallocated spending will cause 30% of organizations to reduce GenAI investments.”3

Those companies that adopt AI at scale and change their operational models and organizations accordingly will benefit significantly from further technological developments. Market observers from IDC predict that: “By 2025, 50% of organizations will use enterprise agents configured for specific business functions, instead of focusing on individual copilot technologies to achieve faster business value from AI.”3 Enterprise agents are fully automated software components that are empowered to assess a situation and take actions independently and without human intervention. The expected leverage on organizational efficiency is significant. IDC predicts that: “By 2027, agentic workflows will reshape how tasks are delivered and performed, impacting at least 40% of Global 2000 knowledge work and doubling productivity.”3

From a vendor perspective, the adaptation and adoption of AI-enabled solutions by companies will result in further expansion of the addressable market. IDC forecasts that: “AI spending will grow at 2x the rate of overall digital technology spending in the next three years, generating a global economic impact of over $7.6 trillion by the end of 2027.”4

Impact on SAP

Many economists are predicting that uncertainty will dominate the outlook for business in the foreseeable future. Ongoing conflicts in Ukraine and the Middle East, the announcement of restrictive trade policies by the new U.S. administration, and the growing likelihood of natural disasters are among the challenges that could weigh heavily on markets, economies, and, ultimately, our customers going forward. Withstanding external influences such as these requires companies to be agile and resilient. Thus, SAP will continue to position itself as a partner of choice for its customers, helping them overcome obstacles and future-proof their business.

SAP is built on robust operational foundations: already today, 85% of its revenues are recurring. The transformation of our installed base is in full swing and our focus on relentlessly executing our strategy will be central to achieving the success we expect to enjoy in the future. We remain optimistic about the opportunities ahead – and confident that our commitment to innovation and our disciplined operating strategy will continue to drive positive results.

Financial Targets and Prospects

Revenue and Operating Profit Targets and Prospects (Non-IFRS)

Outlook 2025

The outlook for 2025 replaces SAP’s Ambition 2025. Unless otherwise stated, all forward-looking statements for revenue and operating profit are at constant currencies.

1 McKinsey: Investing in the future of tech: Lessons from winning companies, December 9, 2024, https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/investing-in-the-future-of-tech-lessons-from-winning-companies?cid=eml-web#/

2 McKinsey: How high performers optimize IT productivity for revenue growth: A leader’s guide, November 27, 2024, https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/how-high-performers-optimize-it-productivity-for-revenue-growth-a-leaders-guide.

3 IDC FutureScape: Worldwide IT Industry 2025 Predictions, October 2024, IDC #US51736824

4 IDC FutureScape: Worldwide Digital Business and AI Transformation 2025 Predictions, October 2024, IDC #US52641124

For the full year 2025, SAP expects:

–	€21.6 billion to €21.9 billion in cloud revenue (2024: €17.14 billion), up 26% to 28%.
–	€33.1 billion to €33.6 billion in cloud and software revenue (2024: €29.83 billion), up 11% to 13%.
–	€10.3 billion to €10.6 billion non-IFRS operating profit (2024: €8.15 billion), up 26% to 30%.
–	An effective tax rate (non-IFRS) of approximately 32% (2024: 32.3%).[22]

Furthermore, SAP provides the following additional forward-looking information for selected metrics:

–	Total revenue growth to slightly accelerate when compared to the growth rate in 2024 (2024: 10%).
–	CCB growth to slightly decelerate when compared to the growth rate in 2024 (2024: 32%).
–	A decrease in expenses for share-based payments to around €2 billion.

Beyond the outlook for 2025, SAP expects:

–	Non-IFRS operating margin to expand beyond 2025. This considers among other factors efficiency effects from the internal rollout and implementation of AI.
–	Total revenue growth to accelerate through 2027.
–	Software support revenue to decrease over the coming years.

SAP’s full-year 2025 business outlook is at constant currencies. Where numbers are presented in actual currencies, these are likely to be affected by exchange rate fluctuations as the year progresses. See the table below for the expected currency impacts for the full year 2025. These expectations are based on the December 2024 level.

FY/2025
Cloud revenue growth	2.5pp
Cloud and software revenue growth	2.0pp
Operating profit growth (non-IFRS)	4.0pp

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures for operating profit.

€ millions	Estimated	Actual
	Amounts for	Amounts for
	2025	2024
Acquisition-related charges	380-460	355
Restructuring	Approximately 100	3,144
Regulatory compliance matters	0	-11

Proposed Dividend

In 2025, we intend to pay a dividend of €2.35 per share (subject to shareholder approval at the Annual General Meeting of Shareholders in May 2025).

Investment Goals

Our planned investment expenditures for 2025 and 2026, other than for business combinations, consist primarily of the purchase of IT infrastructure and construction activities. We expect investments in IT infrastructure to be approximately €450 million and in construction activities to be approximately €300 million in 2025. In 2025, we expect total capital expenditures of approximately €800 million. In 2026, capital expenditures are expected to increase to approximately €900 million due to increased investment in cloud capacity.

Goals for Liquidity and Finance

As of December 31, 2024, our net liquidity was €1.7 billion. We believe that our liquid assets combined with our undrawn credit facilities are sufficient to meet our operating financing needs in 2025 as well, and, together with expected cash flows from operations, will support debt repayments and our currently planned capital expenditure requirements over the near and medium term.

In 2025, we expect a free cash flow of approximately €8.0 billion (compared to €4.2 billion in 2024), based on our revised definition of free cash flow. For more information, see the Performance Management System section. The increase in free cash flow is expected to be driven predominantly by improved profitability and lower outflows for restructuring, compliance matters, and share-based compensation.

22 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable effort but could have a significant impact on our future effective tax rate (IFRS).

The differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2025 for expenditures and proceeds from the sale of intangible assets and property, plant, and equipment, and expenditures for leasing of €1.0 billion (2024: €1.0 billion, based on the updated free cash flow definition).

At this point in time, we intend to repay €600 million in Eurobonds, US$300 million in U.S. dollar bonds, €500 million in commercial papers, and €2.25 billion in bank term loans in 2025:

Non-Financial Goals for 2025

In addition to our financial goals, we also focus on four non-financial targets: customer loyalty, employee engagement, climate performance, and Women in Executive Roles.

For 2025, SAP expects employee engagement, measured by the Employee Engagement Index, to be between 74% and 78% (2024: 74%).

SAP measures customer loyalty using the Customer Net Promoter Score (Customer NPS). We expect the score to be between 12 and 16 (2024: 12) in 2025.

In 2025, we expect to steadily decrease carbon emissions across the relevant value chains. By 2030, we aim to reduce our gross greenhouse gas (GHG) emissions by at least 90% across our relevant value chains as part of our net-zero commitment.23

SAP expects to steadily increase the share of Women in Executive Roles in 2025. Beyond this, we aim to achieve our target of 25% by the end of 2027.

Premises on Which Our Outlook and Prospects Are Based

In preparing our outlook and prospects, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward.

23 We acknowledge the recent reports issued by various companies, including some of our vendors, in which they state that they are reconsidering or adjusting their net-zero targets. In light of these developments, and given the growing demand for energy due to the increasing use of AI, we are closely monitoring our progress and evaluating whether we can achieve our net-zero target by 2030 as planned or if we might need to adjust it.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Dr. h. c. mult. Pekka Ala-Pietilä, Chairperson[1,3,7,8]	68	Chairman of the Board of Directors of Sanoma Corporation	2024	2026
Lars Lamadé, Deputy Chairperson[2,3,8]	53	Employee, Head of Global Sponsorships	2002	2029
Jakub Cerny[2,5,6]	42	Employee, Demand Manager	2024	2029
Pascal Demat[2,5,8]	57	Employee, Solution Advisor HCM, Member of SAP SE Works Council (Europe)	2024	2029
Aicha Evans[3,6,7]	56	Chief Executive Officer and Member of the Board of Directors, Zoox, Inc.	2017	2028
Andreas Hahn[2,3,3]	54	Employee, Product Expert Digital Supply Chain Standards, Chairperson of SAP SE Works Council (Europe)	2024	2029
Prof. Dr. Ralf Herbrich[1,5,6]	50	Managing Director and Professor for Artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH	2024	2028
Margret Klein-Magar[3,4]	60	Employee, Vice President, Head of SAP Alumni Relations	2012	2029
Jennifer Xin-Zhe Li4, 5, 9	57	General Partner, Changcheng Investment Partners	2022	2027
Dr. Qi Lu6	63	CEO, MiraclePlus	2020	2027
César Martin[2,4,6]	52	Employee, SAP EMEA Enterprise Architect, Chairperson of the SAP Spain Works Council	2024	2029
Gerhard Oswald[4,6,8]	71	Managing Director of Oswald Consulting GmbH	2019	2026
Dr. Friederike Rotsch[3,4,7,8]	52	Group General Counsel, Deutsche Bank AG	2018	2028
Nicolas Sabatier[2,3,6]	64	Employee, Chief Product Expert, Member of SAP SE Works Council (Europe)	2024	2029
Dr. Eberhard Schick[2,4,5]	57	Employee, Chairperson of SAP SE Works Council	2024	2029
Nina Strassner[2,4,5,8]	43	Employee, HRBP Senior Manager, Global Head of People Initiatives	2024	2029
Dr. Rouven Westphal[3,5,7]	52	Member of the Executive Board of the Hasso Plattner Foundation and Managing Director of the General Partner of HPC Germany GmbH & Co. KG	2021	2026
Dr. Gunnar Wiedenfels[4,5,7,9]	47	Chief Financial Officer, Warner Bros. Discovery Inc.	2019	2026

1 Elected by SAP SE’s shareholders on May 15, 2024.

2 Appointed by the SAP SE Works Council Europe on April 25, 2024.

3 Member of the Personnel and Governance Committee.

4 Member of the Audit and Compliance Committee.

5 Member of the Finance and Investment Committee.

6 Member of the Product and Technology Committee.

7 Member of the Nomination Committee.

8 Member of the Government Security Committee.

9 Audit Committee financial experts.

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

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2024. See Note (G.4) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Christian Klein, CEO	2018	2028
Muhammad Alam	2024	2027
Dominik Asam	2023	2026
Thomas Saueressig	2019	2028
Sebastian Steinhaeuser	2025	2028
Gina Vargiu-Breuer	2024	2027

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Christian Klein, CEO (Vorstandsvorsitzender), 44 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. On October 10, 2019 he became co-CEO alongside Jennifer Morgan and on April 20, 2020 he was appointed sole CEO. Christian oversees strategy & operations, corporate development, sustainability, business AI, compliance, corporate communications. He is further responsible for customer success and technology & innovation on an interim basis.

Muhammad Alam, 47 years old, holds a bachelor's degree from Morehouse College, Atlanta, Georgia. He joined SAP in 2022 as president and chief product officer of the Intelligent Spend Management program and became a member of the Executive Board in April 2024. Muhammad leads the board area SAP Product & Engineering and has global responsibility for all business software applications. Before joining SAP, he spent 17 years at Microsoft, leading various teams in the Business Applications division.

Dominik Asam, 55 years old, graduated in mechanical engineering at Technical University of Munich and École Centrale Paris. He also holds a master’s degree in business administration from INSEAD (European Institute of Business Administration). He joined SAP in March 2023 as Chief Financial Officer (CFO) and member of the Executive Board. He is responsible for global finance and administration including legal, investor relations, internal audit, data protection and export control as well as government affairs. Prior to joining SAP, Dominik had served as CFO at Airbus SE from April 2019 to February 2023 and Infineon Technologies AG from 2011.

Thomas Saueressig, 39 years old, holds a degree in Business Information Technology from the University of Cooperative Education in Mannheim, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 2004 and became a member of the Executive Board in 2019. Thomas leads the Board area customer services & delivery and has global responsibility for long-term customer value in the cloud including customer services, premium engagements, customer innovation services and customer support. He is also responsible for cloud infrastructure, cloud operations, cloud lifecycle management, and private cloud delivery.

Sebastian Steinhaeuser, 39 years old, holds a degree in Business Administration from the European Business School in Oestrich - Winkel, Germany and an MBA from Stanford University. He first joined SAP in 2020 and became a member of the Executive Board in 2025. Sebastian is Chief Operating Officer (COO) and has global responsibility for the Strategy & Operations board area, including corporate strategy, operations, global marketing and partner management.

Gina Vargiu-Breuer, 50 years old, holds a postgraduate diploma in advanced management from ESMT Berlin and a master degree in economic psychology from the Catholic University of Eichstätt-Ingolstadt. She first joined SAP in February 2024 as member of the Executive Board. Gina is Chief People Officer with global responsibility for the people & culture organization. She also serves as Labor Director. Before joining SAP, Gina was Senior Vice President Global Human Resources at Siemens Energy.

The members of the Executive Board of SAP SE as of December 31, 2024 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (G.4) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among any of the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the two compensation systems for Executive and Supervisory Board members, outlines the criteria that apply to the compensation for the year 2024, and discloses the amount of compensation. The compensation system for the Executive Board members was approved by the Annual General Meeting on May 11, 2023, and the compensation system for the Supervisory Board members was approved by the Annual General Meeting on May 15, 2024.

The current compensation report meets the requirements of section 162 of the German Stock Corporation Act (AktG). The compensation report for 2023 was approved by the Annual General Meeting on May 15, 2024.

Compensation for Executive Board Members

Compensation System

The compensation for Executive Board members is intended to reflect the demanding responsibilities of Executive Board members leading a global company in a rapidly evolving sector. The compensation level is aimed to be competitive to support SAP in the global market for highly skilled executives, especially in the context of the international software industry. It is our goal that our Executive Board compensation provides sustainable incentive for committed, successful work in a dynamic business environment.

We have retained the proven basic structure of the compensation system and its regular compensation components. Total compensation under this system can be broken down into the individual compensation components as shown below.

Building on this structure, the compensation system seeks to ensure that compensation:

–	Promotes the business strategy
–	Ensures that extraordinary performance is appropriately rewarded and any failure to achieve specific targets triggers a tangible reduction in the compensation
–	Is in line with market standards in terms of its level and structure and reflects the Company's size, complexity, and economic situation
–	Takes account of the pay structure in the Company as a whole. In this context, the compensation is compared with the pay of SAP executives and non-executive SAP employees to ensure that the principle of proportionality is observed within SAP.

The compensation system has been changed as follows:

–	To place more emphasis on the long-term performance of the Company, a ratio of 40:60 between short-term and long-term performance-based compensation now applies.
–	Long-term performance-based compensation now incorporates important environmental, social, and governance (ESG) targets.
–	Retention share units, previously granted as non-performance-based elements, have been eliminated.
–	The option of awarding a discretionary bonus has been discontinued.
–	The maximum compensation amount has been reduced significantly, and greater consideration given to international market conditions.
–

The system now provides an option to grant like-for-like replacement awards to compensate for benefits from previous employment that an Executive Board member forfeited on joining SAP’s Executive Board, and an option to grant virtual shares with different terms.

–	It now incorporates share ownership guidelines.
–	It now provides for partly deferred payment of short-term performance-based compensation by converting the payout amount into virtual shares.
–	It now places greater emphasis on the LTI forfeiture rules on the retention of Executive Board members while fully retaining performance criteria and without changing the vesting conditions.
–	A mobility package has replaced the previous relocation package.

Application of the Compensation System

The Supervisory Board – supported by its Personnel and Governance Committee – ensures that the compensation agreements and the individual target total compensation for each Executive Board member are aligned with the compensation system.

The Supervisory Board sets the target total compensation for each Executive Board member based on their individual role and performance. This target total compensation is aligned with SAP’s global strategy, market position, business performance, the economic outlook, and the compensation paid at comparable national and international companies. The annual benchmarking is based on the compensation data from the DAX 40 companies as well as selected U.S.-based IT and other technology companies.24 The benchmark was the basis for all compensation decisions made in 2024. The Supervisory Board reviews, assesses, and sets the target total compensation in its first meeting of each fiscal year (February 21, 2024, for 2024). The Supervisory Board is of the opinion that this approach ensures that the compensation is appropriate.

The amount of performance-based compensation depends on the performance of SAP’s KPIs (key performance indicators) against predefined target values and on SAP’s share price, and is subject to hurdles and caps. These KPIs, their target values, and their weighting are reviewed and set by the Supervisory Board each year and are aligned to the SAP budget for that year or to SAP’s externally communicated financial ambitions.

The individual elements of SAP’s Executive Board compensation are described in more detail below.

Non-Performance-Based Compensation

Annual Base Salary

The annual base salary is paid monthly in equal installments in the Executive Board member’s home currency. Home currency is the currency of the Executive Board member’s primary place of residence.

Fringe Benefits

The contractually guaranteed fringe benefits mainly comprise insurance contributions, benefits in kind, expenses for maintenance of two households, use of aircraft, payment of fees for tax advice (for example, if service as an Executive Board member triggers a tax liability, a duty to file tax returns in additional countries or special tax audits) and tax gross-ups according to local conditions.

Pension-Related Commitments

Executive Board members receive a cash allowance, as an annual one-off payment, toward their own pension provision. The Supervisory Board may grant the Executive Board members the option to elect that some or all of the cash allowance be paid into the Employee-Financed Pension Plan (Mitarbeiterfinanzierte Altersvorsorge) in place at SAP SE. Under this option, part of the Executive Board member’s gross pay is exchanged in return for an entitlement to occupational pension benefits payable at a future date.

Thomas Saueressig opted to remain with the defined-contribution pension plan instead of receiving the cash allowance.

For Executive Board members whose permanent place of residence is outside Germany, SAP may specify a retirement pension plan that applies for employees at a company belonging to the SAP Group in the relevant country.

Event-Related Compensation Elements

Replacement Award

To the extent that compensation benefit earned prior to moving to the SAP Executive Board is lost due to this move, a replacement award reasonably replicating the structure of the forfeited compensation in terms of the payment times and amounts (like-for-like) may be granted. The replacement award may comprise cash payments and/or virtual shares.

If virtual shares are granted, the following applies:

–

The number of virtual shares is determined by dividing a grant amount by the relevant SAP share price (“initial price”). The initial price is based on an average price over a period of 10 trading days.

–	The terms of the virtual shares must appropriately replicate the forfeited compensation components.
–

The payout of the virtual shares corresponds to the relevant SAP share price at the end of the term of the respective virtual shares, but no more than 200% of the initial price. The relevant SAP share price is based on an average price of a period of 10 trading days.

–	Payments made under the replacement award must not exceed 100% of the maximum compensation in the first year of the new Board member joining SAP.

24The following U.S.-based companies were included: Adobe, Amazon.com, Apple, Automatic Data Processing, Cisco Systems, Cognizant Technology Solutions, Dell Technologies, DXC Technology, Meta, Hewlett Packard Enterprise, International Business Machines, Microsoft, Netflix, Oracle, salesforce.com, ServiceNow, VMware, Western Digital, and Workday.

Mobility Package

Executive Board members who, at the request of SAP, relocate their place of work or permanent place of residence, and Executive Board members who are appointed for the first time and relocate their permanent place of residence on account of the appointment, may be granted one-time and temporary benefits as support in this connection.

If SAP grants an Executive Board member a mobility package, it will be paid as compensation for the financial year in which the member relocates their place of work or permanent place of residence. The maximum compensation for this financial year is increased by the value of the mobility package, but by no more than 5% of the maximum compensation.

Performance-Based Compensation

Short-Term Incentive

The short-term, one-year performance-based compensation (“short-term incentive,” STI) is granted in the Executive Board member’s home currency for a single year. Payment of part of the payout amount under the STI is deferred by one or two additional years and linked to the performance of the SAP share price (“STI deferral”). The basic structure of the STI, including the STI deferral, is as follows:

The final STI amount depends on target achievement against certain financial and non-financial KPIs. The KPIs and their weightings are as follows:

1Based on non-IFRS metrics published in the Integrated Report 2023 (for more information, see the Decisions for 2024 section below).

For the STI 2024, the financial KPIs have a total weighting of 80% and comprise non-IFRS constant currency operating margin increase in 2024 year over year; non-IFRS constant currency current cloud backlog in 2024; and year-over-year growth in non-IFRS constant currency cloud and software revenue in 2024.

The non-financial KPIs have a total weighting of 20%, and comprise the Customer Net Promoter Score, which measures SAP’s customer loyalty; and the Employee Engagement Index score, which measures SAP’s employee commitment, pride, and loyalty.

The KPIs and their respective target values are derived from SAP’s budget for the respective year. For more information about KPIs, see the sections Performance Management System and Outlook and Results for 2024.

Planned Replacement of KPIs in Line with the Compensation System

On November 7, 2024, the Supervisory Board resolved to replace the STI KPI operating margin increase with the KPI free cash flow from 2025 onward in accordance with the compensation system for Executive Board members. With this change, the Supervisory Board recognizes the role that free cash flow plays in value creation for the Company. It also believes that this change better aligns the steering to value creation. Based on the respective target value, a specific target achievement curve is defined for each KPI. Each target achievement curve defines a performance corridor, which should be within a range of 90% to 110% of the KPI target value based on absolute numbers. If the lower threshold of the performance corridor is not reached, the performance factor is zero. If the lower threshold is reached, the performance factor is 0.5. If the upper threshold of the performance corridor is reached or exceeded, the performance factor is 1.4 (cap).

STI Deferral

Eighty percent of the STI will be paid out after the Annual General Meeting of Shareholders in the year after the STI was granted (grant year +1). Twenty percent of the final STI amount, the STI deferral, is converted into virtual shares, 50% of which have a term of approximately one year and 50% a term of approximately two years. The number of virtual shares is determined by dividing the STI deferral by the relevant SAP share price (“initial price”). The initial price is based on an average SAP share price over a period of 10 trading days after publication of SAP’s preliminary results for the financial year in which the STI was granted.

The virtual shares will be paid out at the relevant SAP share price, but no more than 200% of the initial price, at the end of the term of the virtual shares.

The virtual shares are paid out after the Annual General Meeting of Shareholders in the grant year +2 and grant year +3.

Long-Term Incentive

The SAP Long-Term Incentive Program 2024 (LTI 2024) is granted in annual tranches and reflects SAP’s long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2024 is fully performance-based and rewards the Executive Board members for the long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. The LTI 2024 also includes ESG targets to reward the Executive Board members for the long-term sustainability of the Company.

The LTI 2024 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member’s service contract is converted into virtual shares (“performance share units,” PSUs) in each case. The grant amount is divided by the SAP share price, which corresponds to the average on the 10 trading days after publication of the preliminary results for the financial year (grant price). In 2024, the financial results were published before the Frankfurt Stock Exchange opened on January 24, 2024. The PSUs have a vesting period of approximately four years.

The basic structure of the LTI 2024 is as follows:

The underlying KPIs and their weightings are as follows:

Planned Replacement of KPIs in Line with the Compensation System

On December 8, 2024, the Supervisory Board resolved to replace the KPIs cloud revenue and software licenses and support & services revenue with the KPI total revenue with a weighting of 30% beginning with the tranche 2025. The Supervisory Board gave more weight to cloud revenue, given the importance of this metric to the cloud transition. As cloud revenue now represents the majority of total revenue, the Supervisory Board aims to simplify the structure of the LTI with this change.

Changes in the Number of Financial PSUs

The final number of financial PSUs changes depending on SAP’s performance against the three financial KPI target values over the entire three-year performance period. The target values for each tranche are based on the cumulative three-year values of each KPI. The cloud revenue KPI and the software licenses & support and services revenue KPI each have a performance corridor comprising a cap of 110% and a hurdle of 90% target achievement, while the operating profit KPI has a cap of 120% and a hurdle of 80% target achievement. If the lower threshold of the performance corridor for the respective KPI is not reached, the financial performance factor is zero. If the lower threshold is reached, the financial performance factor is 0.5. If the upper threshold of the performance corridor is reached or exceeded, the financial performance factor is 1.5 (cap).

Financial PSUs originally granted

SAP's financial performance factor

1.0 = SAP achieves 100% of the three weighted financial targets (non-IFRS[1] at constant currencies)

Cloud revenue	Software licenses and support & services revenue	Operating profit
20%	10%	20%

Resulting in a financial performance factor

2.0
1.5
1.0
0.5
0.0
Performance factor
Cloud revenue
Software licenses and support & services revenue
Operating profit
70%
80%
90%
100%
110%
120%
130%
Performance corridor

Final number of financial PSUs after three years

Originally granted number x financial performance factor

1 Based on non-IFRS metrics published in the Integrated Report 2023 (for more information, see the Decisions for 2024 section below).

The following tables illustrate possible outcomes for a hypothetical grant of 1,000 financial PSUs:

SAP financial performance is better than targets
20% Cloud revenue performance factor		1.25
20% Operating profit performance factor capped at		1.50
10% Software licenses and support & services revenue performance factor		1.00
Weighted financial performance factor		1.30
Final number of financial PSUs	1.30 x 1,000	1,300

SAP financial performance does not meet the targets
20% Cloud revenue performance factor		0.65
20% Operating profit performance factor		1.00
10% Software licenses and support & services revenue performance factor below 50%		0
Weighted financial performance factor		0.66
Final number of financial PSUs	0.66 x 1,000	660

Changes in the Number of Market PSUs

The number of market PSUs initially awarded is multiplied by a market performance factor. The market performance factor depends on the amount of the total shareholder return (TSR) on SAP share, measured for an entire performance period of approximately three years, and ranked in relation to the TSR performance of the companies in the NASDAQ-100 Index (Index). TSR reflects the performance of share, combining share price changes and granted and reinvested dividends. The market performance factor has a cap at 1.5 at the 75th percentile (P-75) and a hurdle of 0.5 at the 25th percentile (P-25); below the hurdle, no market PSUs are considered.

The following tables illustrate possible outcomes for a hypothetical grant of 1,000 market PSUs:

SAP TSR performs better than TSR of NASDAQ-100 companies
SAP TSR performance		+10%
Market performance factor	55th percentile	1.10
Final number of market PSUs	1.10 x 1,000	1,100

SAP TSR performs better than TSR of NASDAQ-100 companies; cap is triggered
SAP TSR performance		+18%
Market performance factor	80th percentile	1.60
	Cap 75th percentile	1.50
Final number of market PSUs	1.50 x 1,000	1,500

SAP TSR performs better than TSR of NASDAQ-100 companies; in a downwards market trend
SAP TSR performance		–5%
Market performance factor	60th percentile	1.20
	Cap due to required positive performance	1.00
Final number of market PSUs	1.00 x 1,000	1,000

TSR of NASDAQ-100 companies perform better than SAP TSR; low hurdle is triggered
SAP TSR performance		–5%
Market performance factor	20th percentile	0.40
	Hurdle 25th percentile	0
Final number of market PSUs	0.00 x 1,000	0

Changes in the Number of ESG PSUs

The final number of ESG PSUs changes depending on SAP’s performance against the two non-financial KPI target values over the entire three-year performance period. The target values for each tranche are based on the cumulative three-year values of each KPI. The net zero 2030 KPI considers gross greenhouse gas emissions along the value chain in line with the Greenhouse Gas Protocol. The Women in Executive Roles KPI considers the ratio of women to all genders in the three executive levels below the Executive Board, namely the Group Executive Level, the Senior Executive Level, and the Executive Level. The net zero 2030 KPI will be assessed in absolute values; the Women in Executive Roles KPI will be measured as a percentage.

ESG PSUs originally granted

SAP's ESG performance factor

1.0 = SAP achieves 100% of the two equally weighted ESG targets

Net zero 2030	Women in Executive Roles
10%	10%

Resulting in an ESG performance factor

Climate performance: Net zero 2030
Diversity: Women in Executive Roles
Performance factor
2.0
1.5
1.0
0.5
0.0
70%
80%
90%
100%
110%
120%
Performance corridor

Final number of ESG PSUs after three years

Originally granted number x financial performance factor

The Women in Executive Roles KPI has a performance corridor with a cap of 105% and a hurdle of 95% target achievement; the net zero 2030 KPI has a cap of 110% and a hurdle of 90% target achievement. If the lower threshold of the performance corridor is not reached, the ESG performance factor is zero. If the lower threshold is reached, the ESG performance factor is 0.5. If the upper threshold of the performance corridor is reached or exceeded, the ESG performance factor is 1.5 (cap).

Payout of PSUs

The value of all PSUs is paid out after the Annual General Meeting of Shareholders at which the financial statements for the third financial year following the financial year in which the PSUs were granted are presented (grant year +4). The performance of the PSUs is linked to the performance of the SAP share price, including dividend payments. Dividend equivalents are only awarded for vesting PSUs following the performance assessment. Accordingly, an amount is paid out for each PSU (subject to the specifics described below) that equals the then-current SAP share price plus the dividends disbursed in respect of an SAP share in the period from the beginning of the year in which the PSU were granted until the end of the third year following the year in which the PSU were granted. The average price of SAP shares on the 10 trading days after publication of the preliminary results for the financial year determines the payout price.

The final LTI payout amount per PSU, including the dividend due on the PSU, is capped at 200% of the grant price. Due to the potential change in the number of PSUs, the maximum possible payout amount under any of the annual tranches of the LTI 2024 is thus 300% of the grant amount. Currency exchange rate risks are borne by the Executive Board members.

However, under certain conditions, each type of PSU may expire during the term of a tranche.

LTI Forfeiture Rule

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, the PSUs are forfeited in whole or in part, depending on the circumstances in which the member resigns from office or the service contract is terminated. Where share units are forfeited in part, the percentage of the forfeiture is proportional to the four-year vesting period of each grant. This means that 25% of the grant is earned each year of the vesting period. Unearned grants are forfeited.

LTI Forfeiture Rules and Example Calculation1

1 Example calculation with four tranches (grant allocation of 100%, stable share price from grant to vest, and no consideration of performance criteria); Executive Board member’s contract terminates after year four.

2 As defined in the individual Executive Board members’ contracts.

3 For the definition, see the Early End-of-Service Undertakings section.

Share Ownership Guidelines (SOG)

The Executive Board members must acquire SAP shares and hold them at least for the duration of their term of office. Following a build-up period of up to three years (beginning at the start of the member’s first term of office but not before January 1, 2024), the shareholding for ordinary Executive Board members corresponds to a target value equal to 100% of annual base salary, and for the CEO 200% of annual base salary.

During the build-up period, the SOG shareholding must reach certain interim values. The SOG interim value at the end of the first year equals 20% of the SOG target value and the SOG interim value at the end of the second year equals 50% of the SOG target value. The SOG target value must have been achieved at the end of the third year.

	SOG Target		SOG Interim	SOG Share Price	SOG Shareholding on
		Value	Value	2024	12/31/2024 (in shares)
Christian Klein		€2,200,000	440,000	163.08	2,698
Muhammad Alam (from 4/1/2024)	US$	860,000	172,000	176.50	975
Dominik Asam		€800,000	160,000	163.08	981
Thomas Saueressig		€800,000	160,000	163.08	981
Gina Vargiu-Breuer (from 2/1/2024)		€800,000	160,000	163.08	981

On an annual basis, the number of shares to be held by an Executive Board member will be adjusted in line with SAP’s share price performance. The SOG share price corresponds to the average on the 10 trading days after publication of the preliminary results for the financial year. The number of shares determined by the Supervisory Board on this basis, and the date from which this number must be held, will be communicated to the Executive Board member. Where the shareholding is greater than the number that applied on December 31 of the current year, the Executive Board member is free to sell any excess number of SAP shares during the respective financial year.

Foreign Currency Exchange Rate Cap

Where the non-performance-based compensation and the STI are paid out in the Executive Board member's home currency, the total (gross) payout amount resulting from the non-performance-based compensation and the STI for a financial year is limited to a maximum euro equivalent in case of exchange rate fluctuations. The euro cap for a full financial year equals 120% each for the sum of the non-performance-based compensation and STI target amount converted into euros plus 20% of the grant amount for a tranche under the LTI 2024.

Maximum Compensation

Maximum compensation under the compensation system effective since 2024 is the value that the total compensation for any financial year (irrespective of the time of receipt) must not exceed. Maximum compensation is €11.0 million for each ordinary Executive Board member and €20.0 million for a CEO. If an Executive Board member has their place of work in a country where the levels of compensation are higher than in Germany, maximum compensation could be 130% of the relevant value.

If an Executive Board member is granted a mobility package or a replacement award, the compensation they receive for the financial year may exceed the maximum compensation defined above. If a mobility package is granted, its maximum value is capped at 5% of the maximum compensation defined above. If a replacement award is granted, its maximum value is capped at 100% of the maximum compensation defined above.

				Increased
	Maximum	Replacement	Mobility	Maximum
€ thousands	Compensation	Awards	Package	Compensation
Christian Klein	20,000.0			20,000.0
Muhammad Alam (from 4/1/2024)	8,250.0			8,250.0
Dominik Asam	11,000.0	2,850.0		13,850.0
Juergen Mueller (until 9/30/2024)	8,250.0			8,250.0
Scott Russell (until 8/31/2024)	9,533.3			9,533.3
Thomas Saueressig	11,000.0			11,000.0
Gina Vargiu-Breuer (from 2/1/2024)	10,083.3	680.0	40.0	10,803.3
Julia White (until 8/31/2024)	7,333.3			7,333.3

The final confirmation of compliance with the maximum compensation for fiscal year 2024 will be disclosed in the Compensation Report for fiscal year 2027 at the earliest, when the LTI tranche for 2024 is settled.

The maximum compensation under the compensation system applicable until 2023 still applies until the last granted variable compensation component of the LTI 2020 (tranche 2023) is paid out in 2026. The maximum compensation is €15.0 million for ordinary Executive Board members and €34.5 million for a CEO. When determining the compensation structure and the target compensation for the individual members of the Executive Board, the Supervisory Board ensured that the potential payments, did not exceed maximum compensation.

Clawback Provisions and Clawback Policy

SAP has the contractual right to request that an Executive Board member return any payments made from the STI or LTI if it subsequently emerges that the information used to determine the payout was inaccurate and that therefore the amount paid out was not justified, either in whole or in part, because targets were either not achieved or not achieved to the extent initially assumed. In this event, the Executive Board member is obliged to repay to SAP the amount by which the initial payment exceeds the amended payment as determined on the basis of the targets actually achieved.

In addition, in compliance with requirements issued by the U.S. Securities and Exchange Commission and the New York Stock Exchange for companies listed in the United States, including foreign private issuers such as SAP, SAP adopted a clawback policy in 2023. This policy requires the Supervisory Board to recoup incentive-based compensation from current and former Executive Board members in the event that financial statements are restated due to material non-compliance with any financial reporting requirement under the U.S. federal securities laws that impacts the calculation of incentive-based compensation paid out in the last three years.

Offsetting Compensation for Roles Assumed Inside and Outside the Group

At the request of the Supervisory Board, the Executive Board member will assume roles on the supervisory board or similar bodies at affiliates of SAP without receiving separate compensation. If, in exceptional cases, compensation is, however, paid for a role assumed within the Group, it will be offset against the other compensation due to the Executive Board member. The Supervisory Board has to agree before an Executive Board member assumes any roles on supervisory boards or similar bodies at companies outside the Group and will decide in each case whether and to what extent any compensation is to be offset against compensation paid by SAP.

Decisions for 2024

No adjustments were made to the payout amounts for the STI 2023 or LTI 2020 tranche 2020 paid in May 2024. The Supervisory Board did not request that any Executive Board member return payments under the clawback provision. On February 19, 2025, the Supervisory Board assessed SAP’s performance against the previously agreed targets and determined the amount of the STI 2024 for all members of the Executive Board.

At its meeting on February 21, 2024, the Supervisory Board resolved to adjust the U.S.-dollar compensation for Scott Russell and Julia White with effect from January 1, 2024. The exchange rate on December 1, 2023, was applied. This led to an increase in the U.S.-dollar compensation and a change in the STI and LTI amounts, while the annual compensation in euros remained the same.

On May 5, 2024, the Supervisory Board resolved, by way of circular resolution, to extend the term of Christian Klein’s appointment for three years from May 1, 2025, to April 30, 2028, and to appoint him as chairperson of the Executive Board with immediate effect.

On July 29, 2024, the Supervisory Board resolved to terminate the service contracts of Julia White and Scott Russell by mutual agreement. On September 1, 2024, the Supervisory Board resolved to terminate the service contract of Juergen Mueller by mutual agreement. For more information, see the section Agreements with Executive Board Members for Early End-of-Service.

On November 7, 2024, the Supervisory Board decided to exclude the effect of the WalkMe acquisition from the target achievement for the STI 2024 and the LTI tranche 2022. For the LTI tranches 2023 and 2024, the Supervisory Board resolved updated targets to neutralize the effects of the acquisition.

Furthermore, based on the decision the Supervisory Board made in September 2023, the expenses related to compliance matters from the variable Executive Board compensation are excluded for 2023 and 2024. This applies for the Executive Board members’ compensation components STI and LTI related to the KPIs operating margin increase (STI) and operating profit (LTI) for the fiscal years 2023 and 2024. This decision also affects the 2021, 2022, and 2023 tranches of the LTI 2020, the LTI 2024 tranche 2024, and the STI for the year 2024 (STI 2024).

The exclusion of expenses related to compliance matters from the variable Executive Board compensation led to a higher performance factor of 0.005 for the financial PSUs of the LTI tranche 2021 and 2022, a performance factor of 0.049 for the STI 2023, and had no effect on the performance factor of the STI 2024.

STI Performance Factor 2024

KPI	100% Target Value	Results	Performance Factor
Current cloud backlog[1]	€17,539 million	€17,515 million	0.993
Cloud and software revenue growth[1]	+8.64%	+11.05%	1.260
Operating margin increase[1]	+182bps	+325bps	1.400
Customer Net Promoter Score	+11	+12	1.050
Employee Engagement Index	78%	74%	0.750

1 Non-IFRS, at constant currencies.

The weighted performance factor for the STI 2024 was 1.143. The final STI payout amount related to the STI deferral depends on SAP share price development.

The following target achievement curves applied for the STI 2024:

Financial KPIs

Non-Financial KPIs

The final performance factor for the STI reflects the relation between the grant amount and the final STI amount. The STIs for the years 2020 to 2023 were already paid out.

STI Final Performance Factor

2024	2023	2022	2021	2020
1.143	1.151	0.612	1.333	0

		STI Grant Amount	Final STI Amount[1]	STI Non-Deferral	STI Deferral	Virtual Shares[2]
Christian Klein (CEO)		€2,960,000	3,382,984	2,706,387	676,597	2,506
Muhammad Alam (from 4/1/2024)	US$	1,196,013	1,366,923	1,093,539	273,385	978
Dominik Asam		€1,990,000	2,274,371	1,819,497	454,874	1,684
Juergen Mueller (until 9/30/2024)		€958,251	1,095,185	876,148	219,037	812
Scott Russell (until 8/31/2024)	US$	1,581,000	1,806,925	1,445,540	361,385	1,292
Thomas Saueressig		€1,600,000	1,828,640	1,462,912	365,728	1,354
Gina Vargiu-Breuer (from 2/1/2024)		€1,171,585	1,339,004	1,071,203	267,801	992
Julia White (until 8/31/2024)	US$	1,063,000	1,214,903	971,922	242,981	868

1 STI performance factor 1.143

2 STI initial price €269.98 and US$279.71

LTI 2024 − Tranche 2024 – Financial PSUs and ESG PSUs 100% Target Values

In 2024, the Supervisory Board set the 100% target values for the financial PSUs and the ESG PSUs of the LTI 2024 tranche 2024. The target values are derived from the 2025 ambition communicated in October 2020 and were adjusted in July 2023 to reflect the impact of the Qualtrics divestiture.

100% Target Value
KPI	(cumulative 2024 to 2026)
Cloud revenue[1]	67,300
Operating profit[1]	29,600
Software licenses and support & services revenue1	47,800

1 Non-IFRS, at constant currencies 2023.

100% Target Value
KPI	(cumulative 2024 to 2026)
Net zero 2030 CO2e in kt	17,400
% of women in executive roles	70.8

The target value of 70.8 is the sum of the values over the three years.

LTI 2020 − Tranche 2021 – Performance Factor

In 2024, the Supervisory Board determined the LTI performance factor of the financial PSUs and the market PSUs of the LTI 2020 tranche 2021.

KPI	100% Target Value
	(cumulative 2021 to	Results	Performance Factor
	2023)
Financial performance factor
Cloud revenue[1]	33,000	34,898	1.288
Total revenue[1]	85,000	88,553	1.209
Operating profit[1]	23,900	24,725	1.086
Market performance factor
Ranking to NASDAQ-100 companies	median	19	1.500

1 Non - IFRS, at constant currencies 2020.

The relation between the LTI grant amounts for the 2021 to 2024 tranches and the hypothetical payout amounts are based on SAP’s share price at year end. The 2020 tranche discloses the relation between the respective grant amount and the final LTI payout amount in May 2024. The payout price for the tranche 2020 was calculated as the average share price between January 25, 2024, and February 22, 2024.

Relation Between Grant Amount and Final LTI Payout Amount

Percentage	LTI 2024		LTI 2020

	2024	2023	2022	2021	2020
	Tranche[1]	Tranche[1]	Tranche[1]	Tranche[1]	Tranche
12/31/2024	167.3	250.7	237.0	246.8	73.5
12/31/2023	NA	149.1	158.5	165.9	63.0

1 Consideration of hypothetical payout amounts based on SAP’s share price and market data at year end.

Compensation for 2024

We present the Executive Board compensation disclosures in accordance with section 162 of the German Stock Corporation Act, for the current year as well as for the previous year 2023. For each member of the Executive Board, the following tables disclose the compensation awarded and due as well as the contractual compensation in the reporting year.

Contractual Compensation

The contractual compensation shows the target amounts agreed in the individual employment contracts, including fringe benefits, and corresponds to a target achievement of 100% for the respective periods. If the appointment term commences or ends during a financial year, the compensation is disclosed pro rata temporis.

As the non-performance-based compensation and the STI are determined in the Executive Board member’s home currency, a maximum euro equivalent (“euro cap”) is considered to limit the exchange rate fluctuations to 20% of the sum of contractual values for non-performance-based compensation, STI, and LTI in euros. For purposes of converting the amounts from the home currency into euro, for non-performance-based compensation the average exchange rate, and for the one-year variable compensation the year-end exchange rate, of the respective period applies. The difference to the contractual exchange rate is disclosed.

Compensation Awarded and Due

Compensation that has been received and/or earned in the reporting year is defined as compensation awarded and due based on section 162 of the German Stock Corporation Act. This means that the underlying services were fully rendered by the end of the reporting year, although payout occurs only after the end of the reporting year to make reporting transparent and comprehensible and to ensure a connection between performance and compensation in the reporting period.

Therefore, the STI 2024 and the LTI 2020 tranche 2021 are both reported in 2024. The compensation awarded and due related to the LTI 2020 tranche 2021 is disclosed with the share price at year-end and the performance factor of the PSUs at year end. The payout of this tranche in May 2025 will be calculated based on the performance period according to the plan terms. The difference in the payout amount according to share price and performance factor development between year-end and the end of the performance period pursuant to the plan terms will also be disclosed. In addition, the difference in the payout amount according to share price and performance factor development between year-end and the end of the performance period pursuant to the plan terms of the LTI 2020 tranche 2020 is disclosed in 2024.

1 Cap at 200% of grant price per share.

2 Value is determined at time of payout after the Compensation Report has been prepared.

The individual amount resulting from the difference between the final payout amount of 73.5% and the hypothetical payout amount of 63.0% is disclosed in the following tables under “LTI 2020 – Tranche 2020” in 2024.

For the non-performance-based compensation and the STI paid out in the Executive Board member’s home currency, the amounts are converted to euro for reporting purposes. While for the non-performance-based compensation conversion into euro the annual average exchange rate applies, the STI is converted using the exchange rate at year-end. For the payout of the STI non-deferral (which is due after the annual general meeting of shareholders) and the STI deferral, the exchange rate at payout will apply. The individual amount resulting from the difference between the exchange rate at year end and at payout will be disclosed in the following tables under “Exchange rate fluctuations” in the year of payment.

Executive Board Members’ Compensation

	Christian Klein						Muhammad Alam
	CEO						Member of the Executive Board (from 4/1/2024)
	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
	2024	2023	2024	in %	2023	in %	2024	2023
€ thousands									2024	in %	2023	in %
Annual base salary	1,100.0	1,100.0	1,100.0	5.8	1,100.0	15.4	600.0		600.0	31.0		0
Fringe benefits[1]	15.2	21.7	15.2	0.1	21.7	0.3	24.1		24.1	1.2		0
Pension-related commitments	330.0		330.0	1.7		0				0		0
Exchange rate fluctuations (euro cap)2							40.9		40.9
Total non-performance-based compensation	1,445.2	1,121.7	1,445.2	7.6	1,121.7	15.7	664.9	0	664.9	34.3	0	0
One-year variable compensation
STI 2023		1,900.0		0	2,186.9	30.6				0		0
STI 2024 non-deferral (80%)	2,368.0		2,706.4	14.3		0	889.6		1,016.7	52.5		0
STI 2024 deferral I (10%)	296.0		338.3	1.8		0	111.2		127.1	6.6		0
STI 2024 deferral II (10%)	296.0		338.3	1.8		0	111.2		127.1	6.6		0
Multiyear variable compensation
LTI 2016 Plan – Tranche 2019				0	386.9	5.4				0		0
LTI 2020 – Tranche 2020			581.4	3.1	3,462.6	48.4				0		0
LTI 2020 – Tranche 2021			13,573.4	71.5		0				0		0
LTI 2020 – Tranche 2023		5,500.0		0		0				0		0
LTI 2024 – Tranche 2024	4,440.0			0		0	1,668.0			0		0
Total performance-based compensation	7,400.0	7,400.0	17,537.8	92.4	6,036.4	84.3	2,780.1	0	1,270.9	65.7	0	0
Total	8,845.2	8,521.7	18,983.0	100.0	7,158.1	100.0	3,445.0	0	1,935.9	100.0	0	0

For the LTI 2020 tranche 2020, the difference between the actual payout amount of €4,044.0 thousand and the hypothetical payout amount of €3,462.6 thousand for Christian Klein is €581.4 thousand.

	Dominik Asam						Juergen Mueller
	Member of the Executive Board						Member of the Executive Board (until 9/30/2024)
€ thousands	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
	2024	2023	2024	in %	2023	in %	2024	2023
									2024	in %	2023	in %
Annual base salary	800.0	655.1	800.0	24.4	655.1	16.6	600.0	700.0	600.0	8.4	700.0	19.2
Fringe benefits[1]	26.8	57.5	26.8	0.8	57.5	1.5	11.3	15.7	11.3	0.2	15.7	0.4
Pension-related commitments	180.0		180.0	5.5		0	180.0		180.0	2.5		0
Replacement award		1,600.0		0	1,600.0	40.6				0		0
Total non-performance-based compensation	1,006.8	2,312.5	1,006.8	30.7	2,312.5	58.7	791.3	715.7	791.3	11.1	715.7	19.6
One-year variable compensation
STI 2023		1,416.3		0	1,630.2	41.3		1,125.8		0	1,295.7	35.5
STI 2024 non-deferral (80%)	1,592.0		1,819.5	55.5		0	766.6		876.1	12.3		0
STI 2024 deferral I (10%)	199.0		227.4	6.9		0	95.8		109.5	1.5		0
STI 2024 deferral II (10%)	199.0		227.4	6.9		0	95.8		109.5	1.5		0
Multiyear variable compensation
LTI 2016 Plan - Tranche 2019				0		0				0	272.8	7.5
LTI 2020 - Tranche 2020				0		0			229.9	3.2	1,368.8	37.5
LTI 2020 - Tranche 2021				0		0			5,028.1	70.4		0
LTI 2020 – Tranche 2023		2,654.8		0		0		2,174.3		0		0
LTI 2024 - Tranche 2024	2,932.1			0		0	1,920.0			0		0
Total performance-based compensation	4,922.1	4,071.1	2,274.4	69.3	1,630.2	41.3	2,878.3	3,300.1	6,353.1	88.9	2,937.3	80.4
Total	5,928.9	6,383.6	3,281.2	100.0	3,942.7	100.0	3,669.5	4,015.7	7,144.4	100.0	3,653.0	100.0

On his appointment to the Executive Board, Dominik Asam received exceptional grants to compensate the loss of previously earned and forfeited compensation from his previous employer. The total loss of compensation was €3.85 million. The distribution of this amount reflects the nature and timing of the forfeited compensation as far as possible under the SAP compensation system. This results for 2024 in an STI of €0.51 million and an LTI grant of €0.71 million. These amounts are included in the table above in addition to the regular compensation. For 2024, the replacement award increased his maximum compensation for 2024 by €2.85 million.

For the LTI 2020 tranche 2020, the difference between the actual payout amount of €1,598.7 thousand and the hypothetical payout amount of €1,368.8 thousand for Juergen Mueller is €229.9 thousand.

	Scott Russell						Thomas Saueressig
	Member of the Executive Board (until 8/31/2024)						Member of the Executive Board
	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
	2024	2023	2024	in %	2023	in %	2024	2023
€ thousands									2024	in %	2023	in %
Annual base salary	698.9	1,000.0	698.9	8.2	1,000.0	32.5	800.0	800.0	800.0	9.7	800.0	22.2
Fringe benefits[1]	112.6	64.5	112.6	1.3	64.5	2.1	17.0	15.9	17.0	0.2	15.9	0.4
Pension-related commitments				0		0				0		0
Exchange rate fluctuations (euro cap)[2]	117.3	112.7	117.3	1.4	112.7	3.7
Total non-performance-based compensation	928.8	1,177.3	928.8	10.9	1,177.3	38.3	817.0	815.9	817.0	9.9	815.9	22.6
One-year variable compensation
STI 2023		1,650.0		0	1,899.2	61.7		1,200.0		0	1,381.2	38.2
STI 2024 non-deferral (80%)	1,163.0		1,329.2	15.7		0	1,280.0		1,462.9	17.8		0
STI 2024 deferral I (10%)	145.4		166.2	2.0		0	160.0		182.9	2.2		0
STI 2024 deferral II (10%)	145.4		166.2	2.0		0	160.0		182.9	2.2		0
Multiyear variable compensation
LTI 2016 Plan – Tranche 2019				0		0				0	45.6	1.3
LTI 2020 – Tranche 2020				0		0			229.9	2.8	1,368.8	37.9
LTI 2020 - Tranche 2021			5,898.9	69.5		0			5,365.8	65.1		0
LTI 2020 - Tranche 2023		2,850.0		0		0		2,800.0		0		0
LTI 2024 - Tranche 2024	3,271.0			0		0	2,400.0			0		0
Total performance-based compensation	4,724.8	4,500.0	7,560.4	89.1	1,899.2	61.7	4,000.0	4,000.0	7,424.3	90.1	2,795.6	77.4
Total	5,653.6	5,677.3	8,489.2	100.0	3,076.4	100.0	4,817.0	4,815.9	8,241.3	100.0	3,611.5	100.0

For the LTI 2020 tranche 2020, the difference between the actual payout amount of €1,598.7 thousand and the hypothetical payout amount of €1,368.8 thousand for Thomas Saueressig is €229.9 thousand.

	Gina Vargiu-Breuer						Julia White
	Member of the Executive Board (from 2/1/2024)						Member of the Executive Board (until 8/31/2024)
	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
	2024	2023	2024	in %	2023	in %	2024	2023
€ thousands									2024	in %	2023	in %
Annual base salary	733.3		733.3	34.8		0	556.3	750.0	556.3	6.9	750.0	29.3
Fringe benefits[1]	36.4		36.4	1.7		0	81.2	73.9	81.2	1.0	73.9	2.9
Pension-related commitments	220.0			0		0				0		0
Exchange rate fluctuations (euro cap)[2]							85.3	230.1	85.3	1.1	230.1	9.0
Replacement Award	300.0			0		0				0		0
Total non-performance-based compensation	1,289.8	0	769.8	36.5	0	0	722.8	1,053.9	722.8	8.9	1,053.9	41.2
One-year variable compensation
STI 2023				0		0		1,304.9		0	1,502.0	58.8
STI 2024 non-deferral (80%)	937.3		1,071.2	50.8		0	782.0		893.7	11.0		0
STI 2024 deferral I (10%)	117.2		133.9	6.3		0	97.7		111.7	1.4		0
STI 2024 deferral II (10%)	117.2		133.9	6.3		0	97.7		111.7	1.4		0
Multiyear variable compensation
LTI 2020 - Tranche 2021				0		0			6,262.8	77.3		0
LTI 2020 - Tranche 2023				0		0		2,461.5		0		0
LTI 2024 - Tranche 2024	1,757.4			0		0	2,199.3			0		0
Total performance-based compensation	2,929.0	0	1,339.0	63.5	0	0	3,176.8	3,766.5	7,379.9	91.1	1,502.0	58.8
Total	4,218.7	0	2,108.8	100.0	0	0	3,899.6	4,820.4	8,102.7	100.0	2,555.9	100.0

	Total Executive Board
	Contractual Compensation		Compensation Awarded and Due

€ thousands	2024	2023	2024	in %	2023	in %
Annual base salary	5,888.5	5,005.1	5,888.5	10.1	5,005.1	20.9
Fringe benefits[1]	324.6	249.1	324.6	0.6	249.1	1.0
Pension-related commitments	910.0	0	690.0	1.2	0	0
Exchange rate fluctuations (euro cap)[2]	243.4	342.8	243.4	0.4	342.8	1.4
Replacement award	300.0	1,600.0	0	0	1,600.0	6.7
Total non-performance-based compensation	7,666.5	7,197.0	7,146.5	12.3	7,197.0	30.0
One-year variable compensation
STI 2023	0	8,597.0	0	0	9,895.1	41.2
STI 2024 non-deferral (80%)	9,778.5	0	11,175.8	19.2	0	0
STI 2024 deferral I (10%)	1,222.3	0	1,397.0	2.4	0	0
STI 2024 deferral II (10%)	1,222.3	0	1,397.0	2.4	0	0
Multiyear variable compensation
LTI 2016 Plan - Tranche 2019	0	0	0	0	705.3	2.9
LTI 2020 - Tranche 2020	0	0	1,041.2	1.8	6,200.2	25.8
LTI 2020 - Tranche 2021	0	0	36,129.0	62.0	0	0
LTI 2020 - Tranche 2023	0	18,440.6	0	0	0	0
LTI 2024 - Tranche 2024	20,587.8	0	0	0	0	0
Total performance-based compensation	12,223.1	27,037.6	51,139.9	87.7	16,800.6	70.0
Total	19,889.7	34,234.6	58,286.5	100.0	23,997.6	100.0

1 Insurance contributions, the private use of company cars and aircraft, payments and related supplements for relocation, benefits in kind, reimbursement of costs for preparation of tax returns, and tax gross-ups according to local conditions

2 The value of the fixed and one-year variable compensation is granted in U.S. dollars.

Share-Based Payment Information Relating to Long-Term Incentives

Members of the Executive Board received, hold, or held Share Units issued to them under the LTI 2024 and hold or held Share Units issued to them under the LTI 2020. For more information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements, Note (B.3).

Executive Board Members’ Holdings

			1/1/2024	During the Year			12/31/2024
					Exercised (E)/			Thereof
					Adjusted (A)/			Subject to
	Specification	Grant Date	Outstanding	Granted	Forfeited (F)		Outstanding	Holding Period
	LTI 2024 - Tranche 2024 - Market PSU	3/12/2024	0	8,168	0		8,168	8,168
	LTI 2024 - Tranche 2024 - Financial PSU	3/12/2024	0	13,613	0		13,613	13,613
	LTI 2024 - Tranche 2024 - ESG PSU	3/12/2024	0	5,445	0		5,445	5,445
	LTI 2020 - Tranche 2023 - Market PSU	3/24/2023	16,726	0	0		16,726	16,726
	LTI 2020 - Tranche 2023 - Financial PSU	3/24/2023	16,726	0	0		16,726	16,726
	LTI 2020 - Tranche 2023 - RSU	3/24/2023	16,726	0	0		16,726	16,726
	LTI 2020 - Tranche 2022 - Market PSU	3/28/2022	17,197	0	0		17,197	17,197
	LTI 2020 - Tranche 2022 - Financial PSU	3/28/2022	17,197	0	0		17,197	17,197
Christian Klein (CEO)	LTI 2020 - Tranche 2022 - RSU	3/28/2022	17,197	0	0		17,197	17,197
	LTI 2020 - Tranche 2021 - Market PSU	3/22/2021	17,230	0	8,615	A	25,845	25,845
	LTI 2020 - Tranche 2021 - Financial PSU	3/22/2021	17,230	0	3,477	A	20,707	20,707
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	17,230	0	0		17,230	17,230
	LTI 2020 - Tranche 2020 - Financial PSU	2/29/2020	8,656	0	-8,656	E	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	14,834	0	-14,834	E	0	0
	LTI 2024 - Tranche 2024 - Market PSU	4/2/2024	0	3,068	0		3,068	3,068
Muhammad Alam (from 4/1/2024)	LTI 2024 - Tranche 2024 - Financial PSU	4/2/2024	0	5,114	0		5,114	5,114
	LTI 2024 - Tranche 2024 - ESG PSU	4/2/2024	0	2,046	0		2,046	2,046
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	5,394	0		5,394	5,394
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	8,990	0		8,990	8,990
Dominik Asam	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	3,596	0		3,596	3,596
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	6,017	-5,012	F	1,005	1,005
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	10,029	-8,354	F	1,675	1,675
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	4,012	-3,342	F	670	670
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	8,667	0	-5,054	F	3,613	3,613
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	8,667	0	-5,054	F	3,613	3,613
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	8,667	0	-5,054	F	3,613	3,613
Scott Russell (until 8/31/2024)	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	8,911	0	-2,970	F	5,941	5,941
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	8,911	0	-2,970	F	5,941	5,941
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	8,911	0	-2,970	F	5,941	5,941
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	8,170	0	3,062	A/F	11,232	11,232
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	8,170	0	829	A/F	8,999	8,999
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	8,170	0	-682	F	7,488	7,488
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	3,532	-2,870	F	662	662
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	5,887	-4,783	F	1,104	1,104
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	2,355	-1,913	F	442	442
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	6,612	0	-3,720	F	2,892	2,892
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	6,612	0	-3,720	F	2,892	2,892
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	6,612	0	-3,720	F	2,892	2,892
Juergen Mueller (until 9/30/2024)	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	6,798	0	-2,126	F	4,672	4,672
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	6,798	0	-2,126	F	4,672	4,672

	LTI 2020 – Tranche 2022 – RSU	3/28/2022	6,798	0	-2,126	F	4,672	4,672
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	6,811	0	2,763	F	9,574	9,574
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	6,811	0	860	F	7,671	7,671
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	6,811	0	-429	F	6,382	6,382
	LTI 2020 – Tranche 2020 – Financial PSU	2/29/2020	3,422	0	-3,422	E	0	0
	LTI 2020 – Tranche 2020 – RSU	2/29/2020	5,864	0	-5,864	E	0	0
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	4,415	0		4,415	4,415
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	7,358	0		7,358	7,358
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	2,943	0		2,943	2,943
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	8,515	0	0		8,515	8,515
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	8,515	0	0		8,515	8,515
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	8,515	0	0		8,515	8,515
Thomas Saueressig	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	7,125	0	0		7,125	7,125
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	7,125	0	0		7,125	7,125
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	7,125	0	0		7,125	7,125
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	6,811	0	3,406	A	10,217	10,217
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	6,811	0	1,375	A	8,186	8,186
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	6,811	0	0		6,811	6,811
	LTI 2020 – Tranche 2020 – Financial PSU	2/29/2020	3,422	0	-3,422	E	0	0
	LTI 2020 – Tranche 2020 – RSU	2/29/2020	5,864	0	-5,864	E	0	0
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	3,233	0		3,233	3,233
Gina Vargiu-Breuer (from 2/1/2024)	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	5,388	0		5,388	5,388
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	2,155	0		2,155	2,155
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	0	4,046	-3,370	F	676	676
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	0	6,743	-5,617	F	1,126	1,126
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	0	2,697	-2,247	F	450	450
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	7,486	0	-4,366	F	3,120	3,120
Julia White	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	7,486	0	-4,366	F	3,120	3,120
(until 8/31/2024)	LTI 2020 – Tranche 2023 – RSU	3/24/2023	7,486	0	-4,366	F	3,120	3,120
	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	10,944	0	-3,648	F	7,296	7,296
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	10,944	0	-3,648	F	7,296	7,296
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	10,944	0	-3,648	F	7,296	7,296
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	8,674	0	3,251	A/F	11,925	11,925
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	8,674	0	880	A/F	9,554	9,554
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	8,674	0	-724	F	7,950	7,950
Total			506,312	126,244	-118,539		514,017	514,017

Main Conditions

			Grant Date Fair Value	End of	End of
Specification	Grant Date	Grant Price (in €)	(in €)	Performance	Vesting Period	Payout
LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024		165.71	December 2026
	4/2/2024		166.25
LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	163.08	201.42	February 2027	12/31/2027	May 2028
	4/2/2024		202.37
LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024		165.71	February 2027
	4/2/2024		166.25
LTI 2020 – Tranche 2023 – Financial PSU			105.81	December 2025
LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	109.612	130.56	February 2026	12/31/2026	May 2027
LTI 2020 – Tranche 2023 – RSU			105.81	NA
LTI 2020 – Tranche 2022 – Financial PSU			96.84	December 2024
LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	106.605	108.20	February 2025	12/31/2025	May 2026
LTI 2020 – Tranche 2022 – RSU			96.84	NA
LTI 2020 – Tranche 2021 – Financial PSU			100.28	December 2023
LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	106.405	115.19	February 2024	12/31/2024	May 2025
LTI 2020 – Tranche 2021 – RSU			100.28	NA
LTI 2020 – Tranche 2020 – Financial PSU			110.65	December 2022
LTI 2020 – Tranche 2020 – Market PSU	2/29/2020	123.593	122.22	February 2023	12/31/2023	May 2024
LTI 2020 – Tranche 2020 – RSU			110.65	NA

End-of-Service Benefits

Regular End-of-Service Undertakings

Retirement Pension Plan

Under the new compensation system, active Executive Board members were granted a one-time right to opt to remain in the current pension plan or to receive an annual one-time payment in the form of a cash allowance that they can use for their own pension provision.

The Executive Board members can transfer all or part of this cash allowance into SAP SE’s employee-financed pension scheme. Under this option, gross pay is exchanged for an entitlement to Company pension benefits, payable as a lump-sum retirement benefit at the age of either 60 or 62.

The following pension agreements were concluded with the individual members of the Executive Board:

Christian Klein, Dominik Asam, Juergen Mueller, and Gina Vargiu-Breuer have opted for a cash allowance. Where a member of the Executive Board joins or leaves the Company during the year, the annual cash allowance is granted pro rata. The existing defined-contribution pension entitlements for Christian Klein, Dominik Asam, and Juergen Mueller will be preserved as vested benefits on the basis of the account balances that have accrued by the applicable date.

Thomas Saueressig has opted to stay in the current pension plan, which is a defined-contribution plan. The contribution is 4% of pensionable income up to the threshold for statutory pension insurance in Germany, plus 14% pensionable income above that threshold. For this purpose, pensionable income is 180% of annual base salary. The applicable threshold is the annual income threshold for statutory pension insurance in the former West German states.

Executive Board members qualify for a retirement pension when they reach the age of 62 if their service contract ends or they left the Company on a disability pension before reaching regular retirement age. The disability pension is 100% of the vested retirement pension benefit and is payable until the beneficiary’s 62nd birthday, after which it is replaced by a retirement pension.

If applicable, a widow’s or widower’s pension is paid in the event of the death of a former Executive Board member. This pension is 60% of the retirement pension the former Executive Board member was receiving or of the future pension payments to which he or she was entitled.

Entitlements are enforceable against SAP SE. Current pension payments are reviewed annually for adjustments and, if applicable, increased according to the surplus in the pension liability insurance or by 1% annually, depending on the agreement. If service is ended before the retirement age of 62, the pension entitlement is reduced pro rata based on the length of service. Alternatively, the entitlement to benefits corresponds to the pension contributions paid up to that point.

For Muhammad Alam, Scott Russell, and Julia White, SAP pays pension contributions to a third-party pension plan. SAP’s contributions match the contributions that Muhammad Alam, Scott Russell, and Julia White pay into that pension plan.

Pension Entitlements of Current Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Service Cost		(DBO)		Plan Assets		(Asset)
€ thousands	2024	2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Christian Klein (CEO)[1]	0	85.5	452.2	621.8	1,275.1	1,244.8	-822.9	-623.0
Dominik Asam[1]	71.4	0	99.2	57.7	203.1	0	-103.9	57.7
Juergen Mueller[1] (until 9/30/2024)	0	46.4	238.5	286.7	796.5	777.4	-558.0	-490.7
Thomas Saueressig[1]	74.0	52.9	396.7	307.2	800.9	625.3	-404.2	-318.1
Total	145.4	184.8	1,186.6	1,273.4	3,075.6	2,647.5	-1,889.0	-1,374.1

1 The values reflect the pension entitlements from the retirement pension plan for Executive Board members.

Pension Entitlements of Former Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Pension Payments		(DBO)		Plan Assets		(Asset)
€ thousands	2024	2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Adaire Fox-Martin (until 6/30/2021)	0	0	414.0	386.3	768.3	750.2	-354.3	-363.9
Bernd Leukert (until 3/31/2019)	0	0	625.6	589.8	1,159.0	1,135.7	-533.4	-545.9
Luka Mucic (until 3/31/2023)	0	0	726.8	681.5	1,382.0	1,358.5	-655.2	-677.0
Gerhard Oswald (until 12/31/2016)	399.8	377.6	6,593.5	6,944.0	6,421.3	6,617.9	172.2	326.1
Stefan Ries (until 5/31/2020)	0	0	370.0	345.5	696.1	680.1	-326.1	-334.6
Sabine Bendiek (until 12/31/2023)	0	0	258.2	237.1	487.8	487.4	-229.6	-250.3
Total	399.8	377.6	8,988.1	9,184.2	10,914.5	11,029.8	-1,926.4	-1,845.6

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

The following table presents the hypothetical amounts for the net present values of the postcontractual non-compete abstention payments. The calculation assumes the following:

-      The Executive Board member leaves SAP at the end of their respective current contract term.

-      Their final average contractual compensation prior to their departure equals their compensation in 2024.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Discount Rate (in %)	Net Present Value
Christian Klein (CEO)	4/30/2028	2.85	8,644.1
Muhammad Alam (from 4/1/2024)	3/31/2027	2.76	910.5
Dominik Asam	3/6/2026	2.68	1,590.3
Thomas Saueressig	10/31/2025	2.67	4,031.2
Gina Vargiu-Breuer (from 2/1/2024)	1/31/2027	2.74	996.6
Total			16,172.8

Early End-of-Service Undertakings

Severance Payments

The contracts for all Executive Board members provide that on termination before full term (for example, by the Company without cause where the member’s appointment is revoked, where the member becomes occupationally disabled, or in connection with a change of control), SAP SE will pay to the member the outstanding part of the compensation target for the entire remainder of the term, appropriately discounted for early payment. In accordance with section G.13 of the GCGC, payments made to an Executive Board member due to early termination must not exceed twice the annual total compensation. The annual total compensation is defined as the individual total target compensation comprised of the annual base salary and the two performance-based elements. The Supervisory Board may specify that Executive Board members are not entitled to such severance payment if they have not served SAP as a member of the Executive Board for at least one year.

If an Executive Board member’s appointment to the Executive Board expires or ceases because of, or as a consequence of, change or restructuring, or due to a change of control, SAP SE and each Executive Board member has the right to terminate the employment contract within eight weeks of the occurrence by giving six months’ notice. A change of control is deemed to occur when:

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

Permanent Disability

If an Executive Board member becomes permanently disabled, that member’s contract will end at the end of the quarter in which the permanent inability to work was determined. The Executive Board member will receive their monthly basic salary for a further 12 months starting from the date on which the permanent disability was determined.

Agreements with Executive Board Members for Early End-of-Service

Juergen Mueller reached a mutual agreement with the Supervisory Board to end his employment at SAP effective September 30, 2024. Pursuant to the termination agreement, the following payments in connection with his early termination apply:

–	Monthly instalments of the annual base salary until September 30, 2024
–	The cash allowance for pension-related commitments has been reduced on a pro rata temporis basis.
–	The STI 2024 has been reduced on a pro rata temporis basis and will be handled according to plan terms.
–	Rights granted under the LTI 2020 and the LTI 2024 will be handled according to plan terms.
–	The post-contractual non-compete obligation has been waived.

Scott Russell resigned from his position as Executive Board member effective August 31, 2024. He reached a mutual agreement with the Supervisory Board to end his employment at SAP effective December 31, 2024. Pursuant to the termination agreement, the following payments in connection with his early termination apply:

–	A severance payment for the remainder of his original term of appointment until January 31, 2027, totaling €12,614,920, which complies with section G.13 of the GCGC on severance caps.
–	Monthly instalments of the annual base salary until December 31, 2024
–	The STI 2024 has been reduced on a pro rata temporis basis until August 31, 2024, and will be handled according to plan terms.
–	Rights granted under the LTI 2020 and the LTI 2024 until August 31, 2024 will be handled according to plan terms.
–	The post-contractual non-compete obligation applies, with the abstention compensation being offset against the severance payment in accordance with section G. 13 of the GCGC.

Julia White reached a mutual agreement with the Supervisory Board to end her employment at SAP effective August 31, 2024. Pursuant to the termination agreement, the following payments in connection with her early termination apply:

–	A severance payment for the remainder of her original term of appointment until February 28, 2027, totaling €9,000,000, which complies with section G.13 of the GCGC on severance caps.
–	Monthly instalments of the annual base salary until August 31, 2024
–	The STI 2024 has been reduced on a pro rata temporis basis and will be handled according to plan terms.
–	Rights granted under the LTI 2020 and the LTI 2024 will be handled according to plan terms.
–	The post-contractual non-compete obligation applies, with the abstention compensation being offset against the severance payment in accordance with section G. 13 of the GCGC.

Compensation of Former Executive Board Members in 2024

	Non-Performance Compensation
			Total Non
			Performance		LTI 2020 Plan –	LTI 2020 Plan –	Total Performance
€ thousands	Others	Severance	Compensation	% of Total	Tranche 2021	Tranche 2020[1]	Compensation	% of Total	Total
Sabine Bendiek (until 12/31/2023)			0	0	6,240.9		6,240.9	100.0	6,240.9
Luka Mucic (until 3/31/2023)			0	0	3,837.4	203.7	4,041.1	100.0	4,041.1
Scott Russell (until 8/31/2024)	354.8	12,614.9	12,969.7	100.0				0	12,969.7
Julia White (until 8/31/2024)		9,000.0	9,000.0	100.0				0	9,000.0

1 Individual amount resulting from the difference between the actual payout amount in 2024 and the theoretical payout amount as at December 31, 2023.

A difference of €531,000 between the actual payout amount and the hypothetical payout amount for the LTI 2020 tranche 2020 applied for former Executive Board members Michael Kleinemeier, Jennifer Morgan, and Stefan Ries.

LTI Holdings of Former Executive Board Members in 2024

			1/1/2024	During the Year		12/31/2024
				Exercised (E)/			Thereof Subject
				Adjusted (A)/			to Holding
	Specification	Grant Date	Outstanding	Forfeited (F)		Outstanding	Period
	LTI 2020 - Tranche 2023 - Market PSU	3/24/2023	1,652	0		1,652	1,652
	LTI 2020 - Tranche 2023 - Financial PSU	3/24/2023	1,652	0		1,652	1,652
	LTI 2020 - Tranche 2023 - RSU	3/24/2023	1,652	0		1,652	1,652
Sabine Bendiek	LTI 2020 - Tranche 2022 - Market PSU	3/28/2022	4,303	0		4,303	4,303
(until 12/31/2023)	LTI 2020 - Tranche 2022 - Financial PSU	3/28/2022	4,303	0		4,303	4,303
	LTI 2020 - Tranche 2022 - RSU	3/28/2022	4,303	0		4,303	4,303
	LTI 2020 - Tranche 2021 - Market PSU	3/22/2021	7,922	3,961	A	11,883	11,883
	LTI 2020 - Tranche 2021 - Financial PSU	3/22/2021	7,922	1,599	A	9,521	9,521
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	7,922	0		7,922	7,922
Michael Kleinemeier	LTI 2020 - Tranche 2020 - Market PSU	2/29/2020	0	0		0	0
(until 4/30/2020)	LTI 2020 - Tranche 2020 - Financial PSU	2/29/2020	3,736	-3,736	E	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	6,403	-6,403	E	0	0
Jennifer Morgan	LTI 2020 - Tranche 2020 - Market PSU	2/29/2020	0	0		0	0
(until 4/30/2020)	LTI 2020 – Tranche 2020 – Financial PSU	2/29/2020	2,861	-2,861	E	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	4,904	-4,904	E	0	0
	LTI 2020 - Tranche 2023 - Market PSU	3/24/2023	543	0		543	543
	LTI 2020 - Tranche 2023 - Financial PSU	3/24/2023	543	0		543	543
	LTI 2020 - Tranche 2023 - RSU	3/24/2023	543	0		543	543
	LTI 2020 - Tranche 2022 - Market PSU	3/28/2022	2,824	0		2,824	2,824
	LTI 2020 - Tranche 2022 - Financial PSU	3/28/2022	2,824	0		2,824	2,824
Luka Mucic	LTI 2020 - Tranche 2022 - RSU	3/28/2022	2,824	0		2,824	2,824
(until 3/31/2023)	LTI 2020 - Tranche 2021 - Market PSU	3/22/2021	4,871	2,436	A	7,307	7,307
	LTI 2020 - Tranche 2021 - Financial PSU	3/22/2021	4,871	983	A	5,854	5,854
	LTI 2020 - Tranche 2021 - RSU	3/22/2021	4,871	0		4,871	4,871
	LTI 2020 - Tranche 2020 - Market PSU	2/29/2020	0	0		0	0
	LTI 2020 - Tranche 2020 - Financial PSU	2/29/2020	3,033	-3,033	E	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	5,198	-5,198	E	0	0
Stefan Ries	LTI 2020 - Tranche 2020 - Market PSU	2/29/2020	0	0		0	0
(until 5/31/2020)	LTI 2020 - Tranche 2020 - Financial PSU	2/29/2020	1,307	-1,307	E	0	0
	LTI 2020 - Tranche 2020 - RSU	2/29/2020	2,240	-2,240	E	0	0
Total			96,027	-20,703		75,324	75,324

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2024 or the previous year.

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

Comparative Information on the Change of Compensation and Company Performance

The following table discloses the relative change in compensation of active and former Executive Board members, the average compensation of the employees of the SAP Group (full-time equivalents), and year-over-year changes in selected earnings indicators. The compensation awarded and due to Executive Board members is presented in accordance with section 162 of the German Stock Corporation Act.

The presentation of average employee compensation is based on the average full-time equivalent number of employees in the respective year. Average employee compensation comprises the personnel expenses for salaries, fringe benefits, employer contributions to social insurance, and any short-term and long-term variable compensation components attributable to the fiscal year. Therefore, employee compensation is also equivalent to compensation awarded and due within the meaning of section 162 of the German Stock Corporation Act and thus in line with Executive Board and Supervisory Board compensation.

	2020 to 2019	2021 to 2020	2022 to 2021	20231)	2023 to 20221)	20241)	2024 to 20231)
	Change in %	Change in %	Change in %	€ thousands	Change in %	€ thousands	Change in %
Current Executive Board Members
Christian Klein (CEO) (from 1/1/2018)	-40	425	-20	7,158	53	18,983	165
Muhammad Alam (from 4/1/2024)	NA	NA	NA	NA	NA	1,936	NA
Dominik Asam (from 3/7/2023)	NA	NA	NA	3,943	NA	3,281	-17
Thomas Saueressig (from 11/1/2019)	162	307	-41	3,611	109	8,241	128
Gina Vargiu-Breuer (from 2/1/2024)	NA	NA	NA	NA	NA	2,109	NA
Former Executive Board Members
Sabine Bendiek (until 12/31/2023)	NA	NA	-65	2,017	43	6,241	209
Werner Brandt (until 6/30/2014)	2	2	0	110	8	119	8
Luka Mucic (until 3/31/2023)	-46	127	-25	11,634	258	4,041	-65
Juergen Mueller (until 9/30/2024)	-56	307	10	3,653	14	7,144	96
Gerhard Oswald (until 12/31/2016)	-53	0	0	378	10	400	6
Scott Russell (until 8/31/2024)	NA	NA	2	3,076	35	21,459	598
Julia White (until 8/31/2024)	NA	NA	-45	2,556	12	17,103	569
Earnings Indicators
Total Revenue SAP Group (Non-IFRS, in € millions)	-1	2	11	31,207	6	34,176	10
Total Revenue SAP SE (German Commercial Code, in € millions)	-4	5	16	19,018	7	21,412	13
Operating Profit SAP Group (Non-IFRS, in € millions)2)	1	-1	-2	6,514	9	8,153	25
Net Income SAP SE (German Commercial Code, in € millions)	87	8	-29	4,766	149	366	-92
Average Annual Compensation of Employees SAP Group3	-12	13	4	156	12	184	18

1 SAP Group (non - IFRS) 2022, 2023, and 2024 from continuing operations.

2 Operating profit (non-IFRS) 2019 to 2022 based on non-IFRS metrics published in the Integrated Report 2023.

3 This average was impacted by restructuring expenses associated with the 2024 transformation program in the amount of €3.1 billion. Not considering this effect, the increase in average annual compensation of the employees would be 1%.

Compensation for Supervisory Board Members

Compensation System

Supervisory Board members’ compensation is governed by section 16 of our Articles of Incorporation, which was amended by resolution of our Annual General Meeting of Shareholders on May 15, 2024, to adjust the compensation payable to the chairperson of the Supervisory Board.

Each member of the Supervisory Board receives, in addition to the reimbursement of their expenses, an annual basic compensation of € 165,000. The chairperson receives €600,000 and the deputy chairperson € 220,000 annually. In addition, we reimburse members of the Supervisory Board for the value-added tax payable on their compensation.

For membership of the Audit and Compliance Committee, Supervisory Board members receive an additional fixed annual compensation of €50,000, and for membership of any other Supervisory Board committee €35,000, provided that the committee concerned has met in the year. The chairperson of the Audit and Compliance Committee receives €95,000, and the chairpersons of the other committees receive €50,000. If a deputy chairperson is appointed to a committee, he or she receives €43,500 per year, and €72,500 per year for the Audit and Compliance Committee. The chairperson of the Supervisory Board shall not receive any additional compensation for chairing, or being a member of, any committees. The fixed remuneration is payable after the end of the year.

If the Supervisory Board appoints a Lead Independent Director, the Lead Independent Director shall receive compensation of €50,000 per year in addition to their basic compensation and in addition to their compensation for any memberships in committees.

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

Supervisory Board Members’ Compensation in 2024

€ thousands	2024					2023
	Fixed		Compensation for		Total	Fixed		Compensation for		Total
	Compensation	% of Total	Committee Work	% of Total		Compensation	% of Total	Committee Work	% of Total
Dr. h. c. mult. Pekka Ala-Pietilä (Chairperson from 5/15/2024)	400.0	100.0	0	0	400.0	NA	NA	NA	NA	NA
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson until 5/15/2024)	114.6	64.0	64.6	36.0	179.2	275.0	64.0	155.0	36.0	430.0
Lars Lamadé (Deputy Chairperson)	220.0	68.9	99.2	31.1	319.2	220.0	67.7	105.0	32.3	325.0
Manuela Asche-Holstein (until 5/15/2024)	68.8	57.9	50.0	42.1	118.7	165.0	57.9	120.0	42.1	285.0
Jakub Černý (from 5/15/2024)	110.0	70.2	46.7	29.8	156.7	NA	NA	NA	NA	NA
Pascal Demat (from 5/15/2024)	110.0	70.2	46.7	29.8	156.7	NA	NA	NA	NA	NA
Aicha Evans	165.0	54.3	138.7	45.7	303.7	165.0	51.6	155.0	48.4	320.0
Andreas Hahn (from 5/15/2024)	110.0	70.2	46.7	29.8	156.7	NA	NA	NA	NA	NA
Prof. Dr. Ralf Herbrich (from 5/15/2024)	110.0	70.2	46.7	29.8	156.7	NA	NA	NA	NA	NA
Prof. Dr. Gesche Joost (until 5/11/2023)	NA	NA	NA	NA	NA	68.8	70.3	29.2	29.8	97.9
Margret Klein-Magar	165.0	62.4	99.6	37.6	264.6	165.0	57.9	120.0	42.1	285.0
Monika Kovachka-Dimitrova (until 5/15/2024)	68.8	61.1	43.7	38.9	112.5	165.0	61.1	105.0	38.9	270.0
Peter Lengler (until 5/15/2024)	68.8	51.6	64.6	48.4	133.3	165.0	57.9	120.0	42.1	285.0
Jennifer Xin-Zhe Li	165.0	55.9	130.0	44.1	295.0	165.0	55.9	130.0	44.1	295.0
Dr. Qi Lu	165.0	72.0	64.2	28.0	229.2	165.0	61.1	105.0	38.9	270.0
César Martin (from 5/15/2024)	110.0	66.0	56.7	34.0	166.7	NA	NA	NA	NA	NA
Gerhard Oswald	165.0	51.5	155.4	48.5	320.4	165.0	51.4	156.3	48.6	321.3
Christine Regitz (until 5/15/2024)	68.8	59.2	47.3	40.8	116.0	165.0	59.2	113.5	40.8	278.5
Dr. h. c. Punit Renjen (from 5/11/2023 until 5/15/2024)	91.7	75.0	30.6	25.0	122.2	146.7	64.5	80.9	35.6	227.5
Dr. Friederike Rotsch	165.0	40.4	243.7	59.6	408.7	165.0	42.9	220.0	57.1	385.0
Nicolas Sabatier (from 5/15/2024)	110.0	70.2	46.7	29.8	156.7	NA	NA	NA	NA	NA
Dr. Eberhard Schick (from 5/15/2024)	110.0	66.0	56.7	34.0	166.7	NA	NA	NA	NA	NA
Heike Steck (until 5/15/2024)	68.8	54.1	58.3	45.9	127.1	165.0	56.3	128.3	43.7	293.3
Helmut Stengele (until 5/15/2024)	68.8	100.0	0	0	68.8	165.0	100.0	0	0	165.0
Nina Straßner (from 5/15/2024)	110.0	57.9	80.0	42.1	190.0	NA	NA	NA	NA	NA
Dr. Rouven Westphal	165.0	53.5	143.3	46.5	308.3	165.0	53.4	143.8	46.6	308.8
Dr. Gunnar Wiedenfels	165.0	52.9	146.7	47.1	311.7	165.0	55.0	135.0	45.0	300.0
James Wright (until 5/15/2024)	68.8	51.6	64.6	48.4	133.3	165.0	57.9	120.0	42.1	285.0
Total	3,507.5		2,071.2		5,578.7	3,185.4		2,241.9		5,427.3

In 2024, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of €1,987,000 (2023: €1,959,000).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

In 2023, SAP granted a loan within the SAP-Flex Loan program for its employees, amounting to €5,000 to one of the employees that later joined the Supervisory Board as employee representative in 2024. Besides this loan, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of its Supervisory Board in 2024 or the previous year.

Hasso Plattner, who resigned in May 2024 as chairperson of the Supervisory Board, entered into a consulting contract with SAP after joining the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost we incurred under the contract was the reimbursement of expenses.

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

Comparative Information on the Change of Compensation and Company Performance

The following table discloses the relative change in compensation of active and former Supervisory Board members, the average compensation of all SAP employees (full-time equivalents), and year-over-year changes in selected earnings indicators.

	2020 to 2019	2021 to 2020	2022 to 2021	20231)	2023 to 20221)	20241)	2024 to 20231)
	Change in %	Change in %	Change in %	€ thousands	Change in %	€ thousands	Change in %
Current Supervisory Board Members
Dr. h. c. mult. Pekka Ala-Pietilä (member from 5/3/2002 until 5/12/2021, Chairperson from 5/15/2024)	8	-58	NA	NA	NA	400	NA
Lars Lamadé (Deputy Chairperson from 1/1/2022)	0	6	64	325	0	319	-2
Jakub Černý (from 5/15/2024)	NA	NA	NA	NA	NA	157	NA
Pascal Demat (from 5/15/2024)	NA	NA	NA	NA	NA	157	NA
Aicha Evans	0	6	52	320	0	304	-5
Andreas Hahn (from 5/15/2024)	NA	NA	NA	NA	NA	157	NA
Prof. Dr. Ralf Herbrich (from 5/15/2024)	NA	NA	NA	NA	NA	157	NA
Margret Klein-Magar (Deputy Chairperson until 12/31/2021)	0	4	10	285	0	265	-7
Jennifer Xin-Zhe Li (from 5/18/2022)	NA	NA	NA	295	63	295	0
César Martin (from 5/15/2024)	NA	NA	NA	0	NA	167	NA
Dr. Qi Lu (from 12/21/2020)	NA	1,288	41	270	0	229	-15
Gerhard Oswald (from 1/1/2019)	6	-3	24	321	16	320	0
Dr. Friederike Rotsch	3	8	44	385	15	409	6
Nicolas Sabatier (from 5/15/2024)	NA	NA	NA	NA	NA	157	NA
Dr. Eberhard Schick (from 5/15/2024)	NA	NA	NA	NA	NA	167	NA
Nina Straßner (from 5/15/2024)	NA	NA	NA	NA	NA	190	NA
Dr. Rouven Westphal (from 5/12/2021)	NA	NA	133	309	-4	312	1
Dr. Gunnar Wiedenfels (from 5/15/2019)	50	0	52	300	-3	NA	NA
Former Supervisory Board Members
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson until 5/15/2024)	4	1	27	430	-2	179	-58
Manuela Asche-Holstein (from 7/8/2021 until 5/15/2024)	NA	NA	200	285	11	119	-58
Monika Kovachka-Dimitrova (from 5/15/2019 until 5/15/2024)	50	1	42	270	0	113	-58
Prof. Dr. Gesche Joost (until 5/11/2023)	0	0	26	98	-58	NA	NA
Peter Lengler (from 8/10/2021 until 5/15/2024)	NA	NA	255	285	0	133	-53
Christine Regitz (until 5/15/2024)	1	5	34	279	0	NA	NA
Dr. h. c. Punit Renjen (from 5/11/2023 until 5/15/2024)	NA	NA	NA	219	NA	116	-47
Heike Steck (from 5/15/2019 until 5/15/2024)	50	9	32	270	0	127	-53
Helmut Stengele (from 10/29/2021 until 5/15/2024)	NA	NA	300	165	0	69	-58
James Wright (from 5/15/2019 until 5/15/2024)	50	0	40	285	0	133	-53
Earnings Indicators
Total Revenue SAP Group (Non-IFRS, in € millions)	-1	2	11	31,207	6	34,176	10
Total Revenue SAP SE (German Commercial Code, in € millions)	-4	5	16	19,018	7	21,412	13
Operating Profit SAP Group (Non-IFRS, in € millions)2)	1	-1	-2	6,514	9	8,153	25
Net Income SAP SE (German Commercial Code, in € millions)	87	8	-29	4,766	149	366	-92
Average Annual Compensation of Employees SAP Group[3]	-12	13	4	156	12	184	18

1 SAP Group (non-IFRS) 2022, 2023, and 2024 from continuing operations.

2 Operating profit (non-IFRS) 2019 to 2022 based on non-IFRS metrics published in the Integrated Report 2023.

3 This average was impacted by restructuring expenses associated with the 2024 transformation program in the amount of €3.1 billion. Not considering this effect, the increase in average annual compensation of the employees would be 1%.

Employees

Headcount and Personnel Expense

Numbers disclosed in the Employees section are based on headcount (exceptions in FTE are indicated). We define headcount in FTE as the number of people on permanent employment contracts, taking into account their staffing percentage. Students, individuals employed by SAP but currently not working for reasons such as maternity/parental leave, and temporary employees on limited contracts of less than six months are excluded from our figures. The number of temporary employees is not material.

Gender	Number of employees (headcount)
Male	71,007
Female	38,965
Other	1
Not reported	0
Total employees	109,973

For more information about restructuring activities, see the Notes to the Consolidated Financial Statements, Note (B.6). For more information about employee compensation and a breakdown of personnel expense, see the Notes to the Consolidated Financial Statements, Note (B.1) and Note (B.2).

Employee and Labor Relations

On a worldwide basis, we believe that our employee and labor relations are excellent.

On a corporate level, all employees of SAP in the member states of the European Union (with the United Kingdom included for a transition period until May 2024) and in the contract states of the European Economic Area are represented by the SAP SE Works Council (WoC) (Europe). By law and agreement with SAP, the SAP SE WoC (Europe) is entitled to receive information on certain transnational matters and to consult with the Executive Board or a representative thereof. On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), Concur (Germany) GmbH, and Emarsys Interactive Services GmbH (Germany) are represented by separate works councils. Other employee representatives include the group works council (composed of members of the works councils of SAP SE, SAP Germany, Concur (Germany) GmbH and Emarsys Interactive Services GmbH (Germany)), the representatives of severely disabled persons in SAP SE and SAP Germany and the spokespersons committee as the representation of the executives of SAP SE (Germany).

Employees of each of SAP France, SAP France Holding, SAP Labs France and Concur (France) SAS are subject to the same collective agreement: “SYNTEC”. In France, effective December 31, 2019 the Workers Council, the Health and Safety Committee and the employee representative were replaced by a single instance named the “Economic and Social Committee”. Today, SAP France/SAP France Holding (in the same legal entity), SAP Labs France and Concur (France) SAS are represented by an Economic and Social Committee. The represented unions negotiate agreements with each of SAP France/SAP France Holding and SAP Labs France. For Concur (France) SAS the agreements are negotiated with the Economic and Social Committee. In addition, the employees of various other SAP entities, including SAP Österreich GmbH (Austria), SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAO D.O.O. (Croatia), SAP Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP China Beijing Branch, all entities in the Czech Republic (SAP ČR, spol. s r.o., SAP Services s.r.o., Ariba Czech s.r.o. and Concur Czech (s.r.o.)), SAP Brasil Ltda, SAP Korea Ltd. (Korea), SAP North West Africa Ltd. (Maroc), SAP Slovensko s.r.o. (Slovakia), SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o. (Slovenia), SAP Romania SRL, SAP Svenska Aktiebolag (Sweden), SAP UK Ltd., and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 7, 2025, based on information provided by the Depositary there were 70,213,035 ADRs held of record by 623 registered holders. The ordinary shares underlying such ADRs represented 5.72% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 7, 2025 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all individuals who are currently members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively[1]	62,548,065	5.1
Executive Board Members as a group (6 persons)	37,930	0.0
Supervisory Board Members as a group (18 persons)	25,857	0.0
Executive Board Members and Supervisory Board Members as a group (24 persons)[2]	63,787	0.0
BlackRock, Inc.[3]	76,782,227	6.3

1 The foregoing information is based on a Schedule 13G filed by Dietmar Hopp and other affiliated persons and companies on February 11, 2022.

2 We believe that each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of February 7, 2025.

3 As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP's outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 7, 2025, and has not provided such information. The foregoing information is based on a Schedule 13G filed by BlackRock, Inc. on February 2, 2024.

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

Significant Changes

Extension of Thomas Saueressig Executive Board Member Contract

On January 28, 2025, the company announced that the Supervisory Board extended Thomas Saueressig’s Executive Board contract for another three years until the end of October 2028.

Sebastian Steinhaeuser Joins the Executive Board as Chief Operating Officer

Effective February 1, 2025, the Supervisory Board appointed Sebastian Steinhaeuser to the Executive Board in the role of Chief Operating Officer. In this role, Sebastian will lead the new Strategy and Operations Executive Board area, focusing on our ongoing transformation and strategic objectives.

Extended Board

Effective February 1, 2025, the Executive Board established the Extended Board. The Extended Board is a committee of the Executive Board comprised of senior leaders from key functions and regulated by the Rules of Procedure of the Executive Board. The Executive Board appoints the Extended Board members, with the Supervisory Board providing consultation on these appointments. Currently, the Extended Board is comprised of eight members. The Extended Board performs advisory, coordination and decision-preparation functions for the Executive Board, however the Executive Board retains ultimate responsibility for overseeing and deciding on the activities of the company. All Extended Board members report to an Executive Board member. The Executive Board and the Extended Board plan to meet regularly, and Extended Board members will join Executive Board meetings as relevant.

Operating Segments

As result of the organizational changes in the first quarter of 2025, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board area, led by Thomas Saueressig.

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

The Supervisory Board, based on a recommendation by its Audit and Compliance Committee, provides its proposal for the election of the external independent auditor to the Annual General Meeting of Shareholders. Based on the preparatory work of the Audit and Compliance Committee, the Supervisory Board deliberates and resolves on the adoption of the SAP SE financial statements and is responsible for the approval of the SAP SE financial statements, the consolidated financial statements, and the combined management report (including the Consolidated Sustainability Statement). The Supervisory Board is also responsible for monitoring the auditor’s independence and the audit quality, a task it has delegated to the Audit and Compliance Committee.

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

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives with the remaining nine being appointed as employees’ representatives by the SE Works Council in accordance with the EIA (see below for details). The SE Works Council represents the SAP employees in member states of the European Union and in the contract states of the European Economic Area. Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. During all of 2024 there were three women on the shareholder representatives’ side of the Supervisory Board. In 2024 there were five women on the employee representatives’ side until May 15, 2024, and two women on the employee representatives’ side from May 15, 2024, onwards. Thus, the percentage of women on the Supervisory Board exceeded the minimum quota of 30% throughout 2024.

The procedure for the appointment of the employee representatives on the Supervisory Board of SAP SE is governed by the EIA, as amended from time to time. In accordance with the EIA, for the current composition of the Supervisory Board, the nine seats reserved for employees’ representatives (“Employee Seats”) are allocated as follows: the first seven of the Employee Seats are allocated in proportion to the numbers of SAP employees employed in the individual countries (d`Hondt method), provided that if the first six seats are allocated to one country, the seventh seat is for the country with the second highest number of SAP employees. The eighth seat is allocated to the country represented in the SE Works Council with the highest number of SAP employees. The ninth seat is allocated to a country not already allocated a seat in the Supervisory Board but represented on the SE Works Council. From the beginning of 2024 until the end of the Annual General Meeting of Shareholders on May 15, 2024, the first six seats were allocated to Germany, the seventh seat was allocated to the UK, the eighth seat was also allocated to Germany, and the ninth seat was allocated to a European country not represented by the first eight seats, as determined by the SE Works Council. The employees’ representatives for the first six seats allocated to Germany were determined by direct vote by all SAP employees with their principal place of employment in Germany. The employees’ representative for the seventh seat allocated to the UK was determined according to the applicable provisions of the UK law. With regard to the eighth and ninth seats, members of the SE Works Council from Germany and Bulgaria were appointed by the SE Works Council as employees’ representatives.

Following regular elections of the employee representatives in 2024, which were based on a temporary amendment of the EIA regarding the fifth and sixth seats, the composition of the Employee Seats changed with effect from the close of the Annual General Meeting of Shareholders on May 15, 2024, and was as follows until year - end 2024: The first four seats were determined by direct vote by all SAP employees with their principal place of employment in Germany. The employee representatives for the fifth and sixth seats were appointed by the SE Works Council from candidates nominated by the trade unions represented at the SAP entities in the European Economic Area. The seventh seat was allocated to the Czech Republic and determined according to applicable provisions of Czech law. With regard to the eighth and ninth seats, members of the SE Works Council from Germany and Spain were appointed by the SE Works Council as employees' representatives.

Any Supervisory Board member elected by the shareholders at the Annual General Meeting of Shareholders may be removed by three-quarters of the votes cast at the Annual General Meeting of Shareholders. Any Supervisory Board member appointed in accordance with the EIA may be removed by the SE Works Council upon application by the body that nominated the respective employees’ representative for appointment by the SE Works Council or, in case the employees’ representative was directly elected, by the majority of the employees entitled to vote.

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

Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, resolutions of the Supervisory Board are adopted by simple majority of the votes cast. In the event of a tie, the vote of the chairperson and, if the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, will be decisive (casting vote).

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

All of the shareholder representatives are considered independent from SAP and the Supervisory Board. This follows the German Corporate Governance Code (GCGC), which stipulates that an adequate number of the shareholder representatives on our Supervisory Board be independent. To be considered for appointment to the Supervisory Board and for as long as they serve, members must comply with certain criteria concerning independence, conflicts of interest and multiple memberships of management, and supervisory and other governing bodies. They must be loyal to SAP in their conduct and must not accept any position in companies that are in competition with SAP. Members are subject to insider trading prohibitions and the respective directors’ dealing rules of the European Regulation (EU) No 596/2014 of the European Parliament and the Council of 16 April 2014 on market abuse and the German Securities Trading Act. A member of the Supervisory Board may not vote on matters relating to certain contractual agreements between such member and SAP SE. Further, as the compensation of the Supervisory Board members is set in the Articles of Incorporation, Supervisory Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in an Annual General Meeting of Shareholders in connection with a resolution amending the Articles of Incorporation.

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

The Audit and Compliance Committee

The Audit and Compliance Committee (Prüfungs- und Compliance-Ausschuss) handles matters concerning the financial statements and the auditing of the Group and SAP SE standalone accounting and reporting. Additionally, the Audit and Compliance Committee handles all investigative compliance related topics and the external reporting of the Group. Among the tasks of the Audit and Compliance Committee are the discussion of SAP’s quarterly statements, half year report and the year-end financial and sustainability reporting prepared under German and U.S. regulations, including this report. The Audit and Compliance Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with the auditors, reviews the audit reports issued and audit issues identified by the auditor, and monitors the effectiveness of the internal audit function and receives regular reports about the function’s resources, audit plans (including the criteria used to create the plans), its audit methods and activities, and audit results. The Audit and Compliance Committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and audit quality. SAP’s Office of Ethics and Compliance, SAP Global Legal and SAP’s Global Security & Cloud Compliance Office reports regularly to the Audit and Compliance Committee, as well as upon request and the occurrence of certain findings. The Audit and Compliance Committee reviews the effectiveness of SAP’s system for monitoring corporate security, which includes cybersecurity, with a focus on risk and incident management and mitigation. Finally, the Audit and Compliance Committee reviews the compensation report and prepares a recommendation for Supervisory Board to adapt and release the report for the respective fiscal year.

The Audit and Compliance Committee has established procedures regarding the approval of all audit and non-audit services provided by our external independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.

The Audit and Compliance Committee also does preparatory work for the full Supervisory Board’s deliberations and resolutions on the adoption of the annual financial statements, the approval of the consolidated annual financial statements and the Integrated Report, and on the dividend proposal. Additionally, the Audit and Compliance Committee assists in the preparation of the compensation report by reviewing it with regard to the fulfillment of all regulatory requirements. Furthermore, the Audit and Compliance Committee and the Finance and Investment Committee jointly prepare the full Supervisory Board’s resolution to approve the group annual financial plan.

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

The Finance and Investment Committee

The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues and is responsible for all matters related to financing, mergers & acquisitions, joint ventures, strategic investments and divestitures. Furthermore, it regularly discusses acquisitions of intellectual property and companies, venture capital investments and other investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits, as well as – together with the Audit and Compliance Committee – for the preparation of the full Supervisory Board’s resolution to approve the group annual financial plan.

The Product and Technology Committee

The Product and Technology Committee (Produkt- und Technologieausschuss) advises the Executive Board with regard to the development and use of technologies and the development of software product strategy. It also covers all go to market related matters. SAP’s Global Security & Cloud Compliance Office reports regularly to the Product and Technology Committee, as well as upon request and the occurrence of certain findings.

The Nomination Committee

The Nomination Committee (Nominierungsausschuss) is exclusively composed of shareholder representatives. The purpose of this Committee is to propose suitable candidates for the Supervisory Board to recommend when the Annual General Meeting of Shareholders elects Supervisory Board members.

The Government Security Committee

Effective January 1, 2024, the Supervisory Board established the Government Security Committee (Ausschuss für staatliche Sicherheit), which is responsible for SAP's corporate activities in context of national security regulations.

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

Pursuant to the Articles of Incorporation, the Executive Board must consist of at least two members. SAP SE’s Executive Board is currently comprised of six members. Any two members of the Executive Board jointly or one member of the Executive Board and the holder of a special power of attorney (Prokurist) jointly may legally represent SAP SE. The Supervisory Board appoints each member of the Executive Board for a maximum term of five years, with the possibility of re-appointment. Under certain circumstances, a member of the Executive Board may be removed by the Supervisory Board prior to the expiration of that member’s term. A member of the Executive Board may not vote on matters relating to certain contractual agreements between such member and SAP SE and may be liable to SAP SE if such member has a material interest in any contractual agreement between SAP and a third party which was not previously disclosed to and approved by the Supervisory Board. Further, as the compensation of the Executive Board members is set by the Supervisory Board, Executive Board members are unable to vote on their own compensation, with the exception that they are able to exercise voting rights in an Annual General Meeting of Shareholders resolving a non-binding vote on the system for the compensation of Executive Board members.

Under German law SAP SE’s Supervisory Board members and Executive Board members have a duty of loyalty and care towards SAP SE. They must exercise the standard of care of a prudent and diligent businessman and bear the burden of proving they did so if their actions are contested. Both bodies must consider the interest of SAP SE shareholders and our employees and, to some extent, the common good. Those who violate their duties may be held jointly and severally liable for any resulting damages unless they acted pursuant to a lawful resolution of the Annual General Meeting of Shareholders.

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

The Office of Ethics and Compliance (OEC) was created by the SAP Executive Board in 2006 with the remit of corruption, bribery and substantial fraud. The Group Chief Compliance Officer heading the OEC reports directly to CEO Christian Klein and also has direct communication channels and reporting obligations to the Audit and Compliance Committee. Amongst its many other compliance-related functions, the OEC manages a network of globally-based field compliance officers who act as the first point of contact for the business regarding compliance matters. The OEC provides targeted compliance training and compliance-related communications to SAP employees to raise awareness and understanding of legal and regulatory compliance policies. Speak Out at SAP is SAP’s independently managed whistleblower reporting tool, through which any matters or concerns can be reported easily, and, if desired, anonymously. The tool is available twenty-four hours a day, seven days a week, both internally to SAP employees and externally to concerned parties, including customers, suppliers, and partners. Beyond Speak Out at SAP, we provide further reporting channels, including an internal ticketing system, a postal address for written submissions, as well as local contact persons worldwide. Employee help lines are also supported in each region where questions can be posed or questionable conduct can be reported without fear of retaliation.

The Extended Board

Effective February 1, 2025, the Executive Board established the Extended Board. The Extended Board is a committee of the Executive Board comprised of senior leaders from key functions and regulated by the Rules of Procedure of the Executive Board. The Executive Board appoints the Extended Board members, with the Supervisory Board providing consultation on these appointments. Currently, the Extended Board is comprised of eight members. The Extended Board performs advisory, coordination and decision - preparation functions for the Executive Board, however the Executive Board retains ultimate responsibility for overseeing and deciding on the activities of the company. All Extended Board members report to an Executive Board member. The Executive Board and the Extended Board plan to meet regularly, and Extended Board members will join Executive Board meetings as relevant.

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

To claim the refund of amounts withheld in excess of the Treaty rate, a U.S. Holder must submit a claim for refund including a certificate of residence and all relevant tax certificates to the German tax authorities. Since the beginning of 2023, applications for the exemption and reimbursement from withholding tax must be filed electronically using the officially prescribed data set. Hereby, it is necessary to use the official online portal of the Federal Central Tax Office (BZSt Online Portal, BOP) to file the application. To submit an application online, a software certificate (a BOP certificate or an Elster certificate) is required. The registration process for the certificate can take up to six weeks. Respective guidelines are available on the homepage of the German Federal Tax Office (http://www.bzst.de).

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

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” (assuming the holding requirement is met) subject to capital gains rates, i.e., at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2024 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2025 tax year. Certain U.S. holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service (IRS) and will be subject to backup withholding (currently imposed at a 24% rate for 2024-2025) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning October 29, 2023 and ending October 28, 2024, the Depositary made direct and indirect payments to SAP in an aggregate amount of US$3,020,799 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

SAP designs disclosure controls and procedures to ensure that information required to be disclosed by SAP in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2024. The evaluation was led by SAP’s Global Risk & Assurance Services (GR&AS) function, including dedicated “GR&AS Internal Auditors” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing management evaluation, SAP’s CEO and CFO, concluded that as of December 31. 2024, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

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

ITEM 16B. CODE OF ETHICS

In 2024, SAP’s Global Code of Ethics and Business Conduct for Employees (CoEBC) continued to apply to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. It is the primary ethical framework guiding the way SAP conducts business and remains on course for success. It is available in 22 languages, and it is one of a number of global policies that provide clear guidance to employees. Newly acquired companies are required to meet the minimum standards set forth in the CoEBC. Our CoEBC constitutes a “code of ethics” as defined in Item 16.B of Form 20-F, and, together with our Partner and Supplier Codes of Conduct, sets standards for all dealings with customers, partners, competitors, and suppliers, including regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, data protection and privacy, and avoiding anti-competitive practices. The CoEBC is available on our website under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

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

In 2002 our Audit and Compliance Committee adopted a policy with regard to the pre-approval of audit and non-audit services to be provided by our external independent auditors. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, was amended several times since 2002 with the latest changes made to reflect the provisions on audit and non-audit services introduced by European Union in 2014. The policy requires prior approval of the Audit and Compliance Committee for audit services to be provided by our external independent auditors for the SAP Group which includes audit services for consolidated local SAP entities. With regard to non-audit services the policy distinguishes among three categories of services:

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

According to delegation rules as defined in the policy for approval of audit and non - audit services our Chief Accounting Officer or individuals empowered by him review all individual requests to engage our external independent auditors as a service provider in accordance with this policy and determines the category to which the requested service belongs. All requests for engagements with expected fees over a specified limit are additionally reviewed by our CFO. Based on the determination of the category the request is (i) declined if it is a “prohibited service,” (ii) approved if it is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit and Compliance Committee has not been reached or (iii) forwarded to the Audit and Compliance Committee for individual approval if the “service requires individual approval” or is a “service requiring universal approval” and the maximum aggregate amount fixed by the Audit and Compliance Committee has been exceeded.

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

We rely on this exemption. Our Audit and Compliance Committee includes four employee representatives, Margret Klein-Magar, César Martin, Dr. Eberhard Schick and Nina Strassner, who were appointed to our Supervisory Board pursuant to the Agreement on the Involvement of Employees in SAP SE (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that our reliance on this exemption does not materially adversely affect the ability of our Audit and Compliance Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of Shareholders on May 11, 2023, the Executive Board was authorized to acquire until the expiry of May 10, 2028, shares in the Company representing a pro rata amount of capital stock of up to €120 million.

The authorization is subject to the provision that the shares to be purchased, together with any other shares already acquired and held by SAP or which are attributable to SAP pursuant to Section 71d and Section 71e AktG (German Stock Corporation Act), do not account for more than 10% of SAP’s capital stock.

We did not purchase any ADRs in 2024. The following table sets out information concerning repurchases of SAP's ordinary shares. In May 2023 we announced a new share buy-back program, with an aggregate volume of up to €5 billion and a term until December 31, 2025. In 2024, purchases of SAP’s ordinary shares were conducted under several tranches of this program. The first tranche was started on August 14, 2023 and was finalized on February 14, 2024. The second tranche of the program was executed from February 26, 2024 until August 26, 2024. Both tranches were in aggregate totaling approximately €2 billion. The third tranche began on September 02, 2024 and ran through the end of the fiscal year. The maximum number of SAP shares that SAP was able to additionally purchase under existing repurchase programs as of December 31, 2024 was 60.935.652.

			(c) Total Number of	(d) Maximum Number of
			Shares Purchased as	Shares that May Yet Be
	(a) Total Number of	(b) Average Price Paid	Part of Publicly Announced	Purchased Under these
Period	Shares Purchased	per Share (in €)	Plans and Programs	Plans and Programs
January 2024	21.120	141.64	21.120	61.554.127
February 2024	524.954	172.97	524.954	61.029.173
March 2024	1.914.971	175.79	1.914.971	61.481.736
April 2024	1.269.316	171.93	1.269.316	60.212.420
May 2024	575.330	169.69	575.330	59.637.090
June 2024	1.026.038	172.50	1.026.038	60.827.178
July 2024	239.246	186.29	239.246	60.587.932
August 2024	167.596	196.08	167.596	60.420.336
September 2024	3.406.883	198.11	3.406.883	60.062.246
October 2024	667,658	202.91	667,658	59,394,588
November 2024	925,557	22,024	925,557	58,502,226
December 2024	127,015	23,477	127,015	60,935,652
Total	10,865,684	18,819	10,865,684

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Compliance on a yearly basis from 2003 onwards. In its most recent Declaration of Compliance issued in October 2024, SAP declared that it has complied with all recommendations set out in the GCGC since the last declaration with the below exception. In the future, SAP will comply with the recommendations set out in the Code with the following exception:

Disbursement of remaining variable remuneration components if an Executive Board member`s service contract is terminated (precautionary declaration of non-conformity with recommendation G. 12 GCGC).

The service contracts for Executive Board members and the renumeration system in place for the Executive Board of SAP provide that in the event of a premature termination of the service contract for Executive Board members due to a change of control (as defined in the service contract for Executive Board members) the tranches already granted under the respective SAP Long-Term Incentive Plan will be disbursed without undue delay. The disbursement will be made pro rata temporis in the proportion which the actual term that was shortened due to the change of control bears to the four-year-term of a tranche plus 50% of the portion which should be forfeited if pro rata temporis aspects alone were considered. In view of the above, SAP declares, by way of precaution, non-conformity with the recommendation set out in section G.12 GCGC. The reason for the provision described above is that a change of control regularly entails changes within a company that let it appear unjustified to make the disbursement amount from long-term variable remuneration components dependent on the performance of the company and its share price after the change of control. In addition, SAP is convinced that the intended linkage of the remuneration to sustainable and long-term development is not lost due to this provision since the Executive Board members, during their term of service, cannot expect a change of control to later occur.

Declarations from 2019 to 2024 are available on the SAP website.

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

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2024 that the shareholder representatives are all independent in the meaning of the recommendations at sections C.6 and C.7 of the Code, and, likewise, in accordance with the recommendation at section C.7 of the Code, more than half of the shareholder representatives are independent from the company and the Executive Board. In this context, the shareholder representatives determined that five (and thus more than half their total number) constitutes an appropriate number of independent shareholder representative members. Consequently, they determined that, when also considering the company`s shareholder structure, the Supervisory Board has an appropriate number of independent members in the meaning of section C.6 of the Code.

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

The NYSE independence requirements are closely linked with risks specific to unitary boards of directors that are customary for U.S. companies. In contrast, the two-tier board structure requires a strict separation of the executive board and supervisory board. In addition, the supervisory board of a European Company formed by conversion from a large German stock corporation which was subject to the principle of employee codetermination as outlined in the German Co-Determination Act of 1976 (Mitbestimmungsgesetz) is subject to at least the same level of employee participation which formerly existed in the German stock corporation that was converted to an SE. The terms of employee participation with regard to the Supervisory Board of SAP SE are, among others, set out in the Agreement on the Involvement of Employees in SAP SE, as amended from time to time. As a result, the Supervisory Board of SAP SE consists of 18 members, of which nine are representatives of SAP SE’s shareholders elected at the Annual General Meeting of Shareholders and nine members are representatives of the European employees. Only a shareholders’ representative may be elected as chairperson of the Supervisory Board. In case of a tied vote, the vote of the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, will be decisive (casting vote). This board structure creates a different system of checks and balances, including employee participation, and cannot be directly compared with a unitary board system.

Audit Committee Independence

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairperson of SAP’s Audit and Compliance Committee (Jennifer Xin-Zhe Li), Dr. Gunnar Wiedenfels, Dr. Friederike Rotsch and Gerhard Oswald meet the independence requirements of Rule 10A-3 of the Exchange Act. The other four Audit and Compliance Committee members, Margret Klein-Magar, César Martin, Dr. Eberhard Schick and Nina Strassner, are employee representatives who are eligible for the exemption provided by Rule 10A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

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

Rules on Establishing Committees Differ

Pursuant to Section 303 A.04 and 303 A.05 of the NYSE Rules listed companies are required to set up a Nominating/Corporate Governance Committee and a Compensation Committee, each composed entirely of independent directors and having a written charter specifying the committee’s purpose and responsibilities. In addition, each committee’s performance must be reviewed annually. Applicable European and German corporate law does not mandate the creation of specific supervisory board committees. The GCGC recommends that the Supervisory Board establishes a Nomination Committee; according to Principle 14 of the GCGC an Audit Committee is to be established. Currently, SAP has the following committees, which are in compliance with the GCGC: the Personnel and Governance Committee, the Audit and Compliance Committee, the Product and Technology Committee, the Finance and Investment Committee, the Nomination Committee and the Government Security Committee (See “Item 10. Additional Information — Corporate Governance” for more information).

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

Specific Code of Business Conduct

The NYSE Rules Section 303 A.10 requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. Although not required under applicable European and German law, SAP has a Global Code of Ethics and Business Conduct for Employees (CoEBC) that applies to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. The CoEBC is available in 22 languages and it is one of a number of global policies that provide clear guidance to employees. SAP complies with the requirement to disclose the Code of Ethics and Business Conduct and any waivers of the code with respect to directors and executive officers. See “Item 16B. Code of Ethics” for details.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

SAP has a global insider trading regulations policy (the Global Insider Trading Regulations Policy) and a U.S. Insider Trading Policy (the U.S. Insider Trading Policy) governing the purchase, sale and other dispositions of the Company’s securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that the Global Insider Trading Regulations Policy, the U.S. Insider Trading Policy, and the repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company’s Global Insider Regulations Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F. A copy of the Company’s U.S. Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report on Form 20-F.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have developed and implemented a cybersecurity risk management approach intended to protect the confidentiality, integrity, and availability of our critical systems, information, and our customers’ data. Our cybersecurity risk management approach and processes are part of our Executive Board-issued risk management policy that aligns our management of risk to our risk appetite, and is consistent with the methodologies, reporting channels and governance processes that apply across our enterprise risk management program to legal, compliance, strategic, operational, financial and other risk areas of the SAP Group. We have central processes and corresponding solutions to store, maintain, and report enterprise risk-relevant information, including cybersecurity risks.

Our cybersecurity risk management approach includes a security software development and operations program intended to reduce risks to our products, a software vulnerability and patch management program, and cybersecurity incident detection, response, and recovery programs, among others. Our cybersecurity risk team is committed to integrating cybersecurity risks into our overall enterprise risk management approach and processes.

We design and implement a solid security and cloud compliance strategy in line with the overall SAP business, product, and technology strategies. To execute on that strategy, we establish and manage a risk-based cybersecurity framework for SAP according to well accepted industry standards such as the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and ISO 27001. In doing so, we use NIST CSF as a guide to advocate a risk-based approach to identify and assess cybersecurity risks relevant to our business.

Cybersecurity risks are reported regularly to the Executive Board through cumulative risk reporting and risk updates are steered via regular security updates to the Executive Board. The Supervisory Board’s Product and Technology Committee (formerly the Technology and Strategy Committee) (PTC) and its Audit & Compliance Committee (ACC) are apprised of key cybersecurity risks. By bringing these risks to the attention of the Executive Board, the PTC, and the ACC as appropriate, SAP’s disclosure decision makers have an early and recurring opportunity to assess the materiality of these cybersecurity risks.

Key elements of our cybersecurity risk management approach include:

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

SAP internal and external experts are engaged to evaluate SAP’s risk identification, assessment, and monitoring systems and processes, including with respect to cybersecurity risks. For example, SAP engaged third party consultants to assist with its implementation of the SAP Cybersecurity Framework according to NIST CSF and the development of a NIST CSF self-assessment methodology which was also contributed to the community under a creative license. The PTC and ACC periodically request an independent review of the quality of our cybersecurity risk monitoring systems.

Additionally, our risk management systems are regularly audited by our external auditors and are subject to internal audits, including our cybersecurity monitoring systems. We consider the results of external and internal audits of our risk detection and monitoring systems and implement modifications as necessary. Finally, SAP engages third party legal consultants as necessary to assist with the implementation of legal requirements and industry standards, and to identify process weaknesses and track improvements.

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

Cybersecurity Governance

(1)Supervisory Board Oversight of Risks from Cybersecurity Threats

Starting in 2023, the Supervisory Board, through the Product and Technology Committee (PTC) (formerly the Technology and Strategy Committee) and its Audit & Compliance Committee (ACC), governs the Executive Board’s oversight of SAP’s cybersecurity risk management approach. Before 2023, the ACC had full oversight responsibility for SAP’s cybersecurity risk management approach.

The ACC reviews the effectiveness of SAP’s system for monitoring corporate security, which includes cybersecurity. The ACC coordinates with the members of the Executive Board, as well as the Chief Security Officer (CSO) and the Chief Security Compliance & Risk Officer (CSCRO), on the cybersecurity controls and other measures established by the Executive Board. The ACC is focused on cybersecurity risk and incident management and mitigation.

The PTC reviews and monitors the technical systems and processes intended to defend against cybersecurity attacks and improve the security of SAP’s infrastructure. The PTC coordinates with the members of the Executive Board as well as the CSO and the CSCRO on the potential and actual, if any, product and operational impacts of known cybersecurity risks and incidents. The PTC is focused on mitigating the product and operational-related impacts, if any, of cybersecurity risks and incidents.

The PTC and the ACC are informed about risks from cybersecurity threats by the Executive Board and security executives, with additional input from SAP’s Global Security & Cloud Compliance organization (SGSC), the Global Risk & Assurance Services group (GR&AS), SAP Legal, Business Information Security Officers (BISOs), and internal and external cybersecurity and legal consultants. SAP's Global Security & Cloud Compliance Office reports regularly to the PTC and to the ACC, as well as upon request and the occurrence of certain findings. In addition, the PTC and ACC often participate in meetings with the Executive Board or members thereof and security executives for the purpose of receiving information on and discussing SAP’s cybersecurity risks and risk management approach. The PTC and ACC participate in key decisions on cybersecurity-related issues, including risk materiality assessments, incident response and the provision of any necessary related disclosures.

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

SAP Global Security & Cloud Compliance

SGSC is co-led by SAP’s CSO and its CSCRO, both of whom report to the Member of the Executive Board for Customer Service & Delivery. SGSC is responsible for areas such as product and application security, cyber defense, operational security risk management, security compliance, physical security, as well as the Trust Office that supports customers and partners with security-related issues. SGSC coordinates with SAP Legal and reports to the ACC and/or the PTC as well as the Executive Board regarding the prevention, detection, mitigation and remediation of cybersecurity risks and incidents, including assessments of the materiality of cybersecurity risks and incidents. In addition, the SGSC reports to the Executive Board, the PTC and/or ACC as necessary outside of the quarterly reporting cadence on any potentially material cybersecurity risks and incidents.

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

Risk Coordinator

A Risk Coordinator assumes the delegated responsibilities of the business unit head to support risk management activities in the relevant areas of responsibility. However, not every LOB necessarily has a dedicated Risk Coordinator if the Business Unit Head is directly involved.

Global Risk & Assurance Services Organization

SAP’s GR&AS organization, led by our Chief Risk Officer/Chief Audit Executive (CRO), provides regular updates to the ACC, the PTC, and the Executive Board on SAP’s risk management systems and risks meeting SAP’s internal risk threshold. The CRO reports to SAP’s Group CFO and is responsible for designing and implementing SAP’s risk management system, with oversight by the Executive Board.

Cybersecurity Control Team

SAP maintains a cross functional cybersecurity control team consisting of the CSO, the CSCRO, SVP Legal - Litigation and Cybersecurity, Chief Cybersecurity Counsel, Senior Corporate & Securities Counsel, Group Data Protection Officer & Head of SAP Data Protection, and members of SAP’s Global Accounting, Reporting & Tax department. This group meets on both a quarterly and an ad hoc basis to review cybersecurity issues, including but not limited to actual and potential cybersecurity incidents, thwarted attempts, cyber-related risks, and internal investigations (collectively, cybersecurity events). As part of its review and assessment, this group evaluates the implications, if any, of the cybersecurity events on SAP’s financial statements and related disclosures. Where appropriate, matters are escalated and discussed among SAP’s General Counsel, the Executive Board, the PTC and/or the ACC. Assessments ensue at this level with senior leaders from the Cybersecurity Control Team and cybersecurity consultants who provide the Executive Board, the PTC and/or the ACC with updates on an as-needed basis and in SAP Security briefings. SAP discusses any significant cybersecurity events, their impact on SAP's financial statements, and any related disclosures with its external auditors.

Employee Cybersecurity Education, Training and Compliance

SGSC provides annual, mandatory security training which includes education and training on key cybersecurity risks companies like SAP face, and SAP’s expectations of employees as part of its risk mitigation strategy. In addition to this regular education, the Executive Board, the PTC and the ACC receive training on cybersecurity topics from our CSO, CSCRO and internal security staff as part of the continuing education on cybersecurity topics that impact public companies.

(iii) Executive Board Reporting of Cybersecurity Risks to the ACC and the PTC of the Supervisory Board

The Executive Board regularly reports cybersecurity risks and incidents to the PTC and ACC, as outlined above, with a focus on significant risks and incidents. This reporting occurs through various processes with input from SGSC, GR&AS, SAP Legal, BISOs and internal and external cybersecurity and legal consultants. Additionally, the Executive Board often participates in meetings with each of the PTC and the ACC on cybersecurity-related issues, including risk materiality assessments, incident response, third party audit matters and the provision of any necessary related disclosures. In the case of a significant cybersecurity incident, the Executive Board, the PTC and/or the ACC coordinate as necessary with others both within SAP (including with respect to any significant cybersecurity incidents, the Disclosure Committee) and any outside experts involved in the matter on the determination of the materiality of cybersecurity risks and incidents to SAP and the provision of any related disclosures. Since SAP is a reporting entity under both German and U.S. laws, SAP adheres to both the Ad Hoc reporting requirements of the European Market Abuse Regulation and the U.S. federal securities laws requirements for periodic and annual disclosures.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-106.

The following are filed as part of this report:

-	Report of Independent Registered Public Accounting Firm.
-	Consolidated Financial Statements
●	Consolidated Income Statements for the years ended December 31, 2024, 2023, and 2022.
●	Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023, and 2022.
●	Consolidated Statements of Financial Position as of December 31, 2024, and 2023.
●	Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023, and 2022.
●	Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022.
●	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of May 15, 2024 (English translation). [1]

2.1

Form of global share certificate for ordinary shares (English translation). [2]
Certain instruments which define rights of holders of long-term debt of SAP SE and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of SAP SE and its subsidiaries. SAP SE and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

4.1.1

Amended and Restated Deposit Agreement dated as of November 25, 2009, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder. [3]

4.1.2

Amendment No. 1 dated March 18, 2016 to the Amended and Restated Deposit Agreement, by and among SAP SE, Deutsche Bank Trust Company Americas as Depositary, and all owners and holders from time to time of American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. [4]

8	For a list of our subsidiaries see Note (G.9) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

11.1	SAP Global Insider Regulations Policy.

11.2	SAP U.S. Insider Trading Policy.

12.1	Certification of Christian Klein, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Dominik Asam, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Christian Klein, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik Asam, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of BDO, Independent Registered Public Accounting Firm.

15.1	Consent of KPMG, Independent Registered Public Accounting Firm.

97.	SAP SE Clawback Policy [5]

101.INS	iXBRL Instance Document

101.SCH	iXBRL Taxonomy Schema Linkbase Document

101.CAL	iXBRL Taxonomy Calculation Linkbase Document

101.DEF	iXBRL Taxonomy Definition Linkbase Document

101.LAB	iXBRL Taxonomy Labels Linkbase Document

101.PRE	iXBRL Taxonomy Presentation Linkbase Document

104.Cover Page	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)
[1]	Incorporated by reference to Exhibit 4.1 to SAP SE's Registration Statement on Form S - 8 filed with the SEC on September 12, 2024.
[2]	Incorporated by reference to Exhibit 2.1 to SAP SE’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.
[3]	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.
[4]	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #2 to SAP SE’s Registration Statement on Form F-6 filed on March 18, 2016
[5]	Incorporated by reference to Exhibit 97 of SAP SE's Annual Report on Form 20 - F for the fiscal year ended December 31, 2023 filed with the SEC on February 29, 2024.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE
(Registrant)
	By:	/s/ CHRISTIAN KLEIN

Name: Christian Klein
Title: Chief Executive Officer

Dated: February 27, 2025

	By:	/s/ DOMINIK ASAM

Name:Dominik Asam
Title: Chief Financial Officer

Dated: February 27, 2025

SAP SE AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SAP SE (the “Company”) as of December 31, 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited the adjustments to the 2022 consolidated financial statements to retrospectively apply the change in accounting to present gains and losses from minor divestitures, not qualified as discontinued operations, under other non-operating income/expense instead of other operating income/expense, net, as discussed in Note C.3. as well as the restated segment information in conformity with the new segment composition, as described in Note C.1 to the consolidated financial statements of the Company as of December 31, 2024.

Furthermore, we have audited the adjustments to the 2022 consolidated financial statements to retrospectively apply the change in accounting to present the Qualtrics disposal group as a discontinued operation, as discussed in Note D.1 as well as for the updated cost allocation policy, as described in Note IN.1 to the consolidated financial statements of the Company as of December 31, 2023.

In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 19, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Cloud revenue recognition

As discussed in note A.1 to the consolidated financial statements, the Company generated revenue in 2024 of EUR 34,176 million, of which EUR 17,141 million relates to cloud revenues from fees earned from providing customers a cloud offering with software as a service, platform as a service, infrastructure as a service and/or premium cloud support through subscriptions for use of the Company’s cloud solutions. For most of the Company’s cloud offerings, measured both in volume and number, the customer is entitled to continuously access and use one or more cloud solutions for a specified term, therefore cloud revenue is recognized based on time elapsed and thus ratably over the term of access. However, some cloud business models are provisioned on a consumption basis where a customer commits to a fixed value of spend on cloud services throughout the contract term, but with the discretion to call off cloud services on an as needed basis. For those arrangements cloud revenue is recognized based on consumption as it best reflects the measure towards satisfaction of the performance obligation(s).

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

Assessment of the Company’s uncertain tax treatments

As discussed in note C.5 to the consolidated financial statements, the Company disclosed contingent liabilities relating to tax uncertainties of EUR 1,250 million. The Company operates in multiple tax jurisdictions which continually revise, change, and implement tax laws with complexities and uncertainties due to different interpretations of these tax laws, especially relating to transfer pricing and intercompany transactions for the use of intellectual property. The nature of these activities can result in uncertainties in the estimation of the related tax exposures.

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

Measurement of unlisted equity securities

As discussed in note F.2 to the consolidated financial statements, the Company holds unlisted equity securities held at fair value of EUR 6,266 million as of December 31, 2024, primarily relating to Sapphire Ventures’ investments. These investments in unlisted equity securities are classified as financial instruments at fair value through profit and loss requiring a recurring fair value measurement using significant unobservable inputs.

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

The primary audit procedures we performed to address this critical audit matter included utilizing personnel with specialized knowledge and skill in valuation to assist in assessing and evaluating the appropriateness of the valuation technique used for a selection of certain investments in unlisted equity securities relating to Sapphire Ventures’ investments by: (1) assessing the appropriateness of the valuation technique selected by comparing it to our expectation based on industry experience and knowledge of the investment; (2) assessing the source, reliability and relevance of evidence used in determining significant unobservable inputs; (3) evaluating the significant unobservable inputs considered in the recurring measurement of fair value by comparing them to historical and market information; and (4) developing an independent range of acceptable fair value estimates utilizing available market information from third party sources to assess whether managements’ estimates are reasonable.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company's auditor since 2023.

Frankfurt am Main, Germany

February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on Internal Control over Financial Reporting

We have audited SAP SE’s (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated income statements and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and our report dated February 19, 2025, expressed an unqualified opinion thereon.

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

February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to: (a) retrospectively apply the change in accounting to present gains and losses from minor divestitures, not qualified as discontinued operations, under other non-operating income/expense instead of other operating income/expense, net described in Note C.3, (b) restate segment information in conformity with the new segment composition described in Note C.1, (c) retrospectively apply the change in accounting to present the Qualtrics disposal group as a discontinued operation described in Note D.1, and (d) present the updated cost allocation policy described in Note IN.1, the consolidated income statements, and the consolidated statements of comprehensive income, changes in equity, and cash flows of SAP SE and subsidiaries (the Company) (SAP) for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). The 2022 consolidated financial statements before the effects of the adjustments described in Notes C.3, C.1, D.1 and IN.1 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to: (a)retrospectively apply the change in accounting to present gains and losses from minor divestitures, not qualified as discontinued operations, under other non-operating income/expense instead of other operating income/expense, net described in Note C.3, (b) restate segment information in conformity with the new segment composition described in Note C.1, (c) retrospectively apply the change in accounting to present the Qualtrics disposal group as a discontinued operation described in Note D.1, and (d) present the updated cost allocation policy described in Note IN.1, present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We were not engaged to audit, review, or apply any procedures to adjustments to: (a)retrospectively apply the change in accounting to present gains and losses from minor divestitures, not qualified as discontinued operations, under other non-operating income/expense instead of other operating income/expense, net described in Note C.3, (b) restate segment information in conformity with the new segment composition described in Note C.1, (c) retrospectively apply the change in accounting to present the Qualtrics disposal group as a discontinued operation described in Note D.1, and (d) present the updated cost allocation policy described in Note IN.1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

Mannheim, Germany

February 22, 2023

Consolidated Financial Statements IFRS

 Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2024	2023	2022
Cloud		17,141	13,664	11,426
Software licenses		1,399	1,764	2,056
Software support		11,290	11,496	11,909
Software licenses and support		12,689	13,261	13,965
Cloud and software		29,830	26,924	25,391
Services		4,346	4,283	4,128
Total revenue	(A.1), (C.2)	34,176	31,207	29,520

Cost of cloud		-4,660	-3,884	-3,499
Cost of software licenses and support		-1,262	-1,383	-1,384
Cost of cloud and software		-5,922	-5,267	-4,883
Cost of services		-3,321	-3,407	-3,155
Total cost of revenue		-9,243	-8,674	-8,038
Gross profit		24,932	22,534	21,482
Research and development	(D.9)	-6,514	-6,324	-6,080
Sales and marketing		-9,090	-8,828	-7,946
General and administration		-1,435	-1,364	-1,289
Restructuring	(B.6)	-3,144	-215	-138
Other operating income/expense, net		-85	-4	-116
Total operating expenses		-29,511	-25,408	-23,606
Operating profit		4,665	5,799	5,914

Other non-operating income/expense, net	(C.3)	-298	-3	-11
Finance income		1,429	857	811
Finance costs		-1,031	-1,313	-2,200
Financial income, net	(C.4)	398	-456	-1,389
Profit before tax from continuing operations	(C.2)	4,764	5,341	4,513

Income tax expense	(C.5)	-1,614	-1,741	-1,446
Profit after tax from continuing operations		3,150	3,600	3,068
Attributable to owners of parent		3,124	3,634	3,277
Attributable to non-controlling interests		26	-33	-210
Profit (loss) after tax from discontinued operations	(D.1)	0	2,363	-1,359
Profit after tax[1]		3,150	5,964	1,708
Attributable to owners of parent[1]		3,124	6,139	2,284
Attributable to non-controlling interests[1]		26	-175	-576

Earnings per share, basic (in €) from continuing operations	(C.6)	2.68	3.11	2.80
Earnings per share, basic (in €)[1]	(C.6)	2.68	5.26	1.95
Earnings per share, diluted (in €) from continuing operations	(C.6)	2.65	3.08	2.79
Earnings per share, diluted (in €)[1]	(C.6)	2.65	5.20	1.94

1 From continuing and discontinued operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2024	2023	2022
 Profit after tax[1]		3,150	5,964	1,708
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		-30	-45	71
Income taxes relating to remeasurements on defined benefit pension plans		6	10	-15
Remeasurements on defined benefit pension plans, net of tax		-23	-36	56
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		-23	-36	56
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		2,371	-1,631	2,190
Reclassification adjustments on exchange differences on translation, before tax		18	12	6
Exchange differences, before tax		2,389	-1,618	2,195
Income taxes relating to exchange differences on translation		-17	21	-10
Exchange differences, net of tax	(E.2)	2,372	-1,597	2,186
Gains (losses) on cash flow hedges/cost of hedging, before tax		-111	-11	53
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		78	0	0
Cash flow hedges/cost of hedging, before tax	(F.1)	-32	-11	53
Income taxes relating to cash flow hedges/cost of hedging		9	3	-14
Cash flow hedges/cost of hedging, net of tax	(E.2)	-24	-8	39
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		2,349	-1,605	2,224
Other comprehensive income, net of tax		2,326	-1,641	2,280
Total comprehensive income		5,476	4,323	3,988
Attributable to owners of parent		5,421	4,670	4,385
Attributable to non-controlling interests		54	-347	-396

1 From continuing and discontinued operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

/ Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2024	2023
Cash and cash equivalents	(E.3)	9,609	8,124
Other financial assets	(D.6), (E.3)	1,629	3,344
Trade and other receivables	(A.2)	6,774	6,322
Other non-financial assets	(A.3), (G.1)	2,682	2,374
Tax assets		707	407
Total current assets		21,401	20,571
Goodwill	(D.2)	31,147	29,081
Intangible assets	(D.3)	2,706	2,505
Property, plant, and equipment	(D.4), (D.5)	4,493	4,276
Other financial assets	(D.6), (E.3)	7,141	5,543
Trade and other receivables	(A.2)	209	203
Other non-financial assets	(A.3), (G.1)	3,990	3,573
Tax assets		359	382
Deferred tax assets	(C.5)	2,676	2,197
Total non-current assets		52,721	47,760
Total assets		74,122	68,331

Trade and other payables		1,990	1,783
Tax liabilities		585	266
Financial liabilities	(E.3), (D.5)	4,277	1,735
Other non-financial liabilities	(B.3), (B.5), (G.2)	5,533	5,647
Provisions	(A.4), (B.6), (G.3)	716	235
Contract liabilities	(A.1)	5,978	4,975
Total current liabilities		19,079	14,641
Trade and other payables		10	39
Tax liabilities		509	874
Financial liabilities	(E.3), (D.5)	7,169	7,941
Other non-financial liabilities	(B.3), (B.5), (G.2)	749	698
Provisions	(A.4), (B.4), (B.6)	494	432
Deferred tax liabilities	(C.5)	215	267
Contract liabilities	(A.1)	88	33
Total non-current liabilities		9,235	10,284
Total liabilities		28,314	24,925
Issued capital		1,229	1,229
Share premium		2,564	1,845
Retained earnings		42,907	42,457
Other components of equity		4,694	2,367
Treasury shares		-5,954	-4,741
Equity attributable to owners of parent		45,440	43,157
Non-controlling interests	(E.2)	368	249
Total equity	(E.2)	45,808	43,406
Total equity and liabilities		74,122	68,331

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

€ millions	Equity Attributable to Owners of Parent						Non-	Total Equity
	Issued Capital	Share	Retained	Other	Treasury	Total	Controlling
		Premium	Earnings	Components	Shares		Interests
				of Equity
Notes	(E.2)	(E.2)		(E.2)	(E.2)
1/1/2022	1,229	1,918	37,022	1,757	-3,072	38,853	2,670	41,523
 Profit after tax[1]			2,284			2,284	-576	1,708
Other comprehensive income			56	2,044		2,100	180	2,280
Comprehensive income			2,340	2,044		4,385	-396	3,988
Share-based payments		1,163				1,163	325	1,488
Dividends			-2,865			-2,865	-29	-2,895
Purchase of treasury shares					-1,500	-1,500		-1,500
Reissuance of treasury shares under share-based payments					230	230		230
Changes in non-controlling interests			-92			-92	90	-3
Other changes			13			13	2	15
12/31/2022	1,229	3,081	36,418	3,801	-4,341	40,186	2,662	42,848
 Profit after tax[1]			6,139			6,139	-175	5,964
Other comprehensive income			-36	-1,433		-1,469	-172	-1,641
Comprehensive income			6,103	-1,433		4,670	-347	4,323
Share-based payments		1,032				1,032	121	1,153
Dividends			-2,395			-2,395	-21	-2,417
Purchase of treasury shares					-968	-968		-968
Reissuance of treasury shares under share-based payments					568	568		568
Changes in non-controlling interests		-2,268	2,197			-71	-2,164	-2,235
Other changes			135			135	-1	134
12/31/2023	1,229	1,845	42,457	2,367	-4,741	43,157	249	43,406
 Profit after tax			3,124			3,124	26	3,150
Other comprehensive income			-23	2,320		2,297	28	2,326
Comprehensive income			3,101	2,320		5,421	54	5,476
Share-based payments, before tax		399				399		399
Income taxes relating to share-based payments		320				320		320
Dividends			-2,565			-2,565	-2	-2,566
Purchase of treasury shares					-2,108	-2,108		-2,108
Reissuance of treasury shares under share-based payments					895	895		895
Other changes			-86	7		-79	66	-13
12/31/2024	1,229	2,564	42,907	4,694	-5,954	45,440	368	45,808

1 From continuing and discontinued operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2024	2023	2022
 Profit after tax[1]		3,150	5,964	1,708
Adjustments to reconcile profit after tax to net cash flow from operating activities:
 (Profit) loss after tax from discontinued operations		0	-2,363	1,359
Depreciation and amortization	(D.2)–(D.4)	1,280	1,373	1,569
Share-based payment expenses	(B.3)	2,385	2,220	1,431
 Income tax expense	(C.5)	1,614	1,741	1,446
 Financial income, net	(C.4)	-398	456	1,389
Decrease/increase in allowances on trade receivables		30	-10	77
Other adjustments for non-cash items		110	23	-175
Decrease/increase in trade and other receivables		-247	-393	196
Decrease/increase in other assets		-632	-700	-1,213
Increase/decrease in trade payables, provisions, and other liabilities		603	633	154
Increase/decrease in contract liabilities		869	443	643
Share-based payments	(B.3)	-1,282	-1,091	-1,180
Interest paid		-550	-393	-244
Interest received		563	469	156
Income taxes paid, net of refunds[2]		-2,277	-2,161	-1,642
Net cash flows from operating activities – continuing operations		5,220	6,210	5,675
Net cash flows from operating activities – discontinued operations	(D.1)	0	122	-29
Net cash flows from operating activities[1]		5,220	6,332	5,647
Cash flows for business combinations, net of cash and cash equivalents acquired		-1,114	-1,168	-679
Proceeds from sales of subsidiaries or other businesses		0	0	289
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses		0	-91	0
Purchase of intangible assets and property, plant, and equipment		-797	-785	-877
Proceeds from sales of intangible assets or property, plant, and equipment		122	99	95
Purchase of equity or debt instruments of other entities		-6,401	-3,566	-2,320
Proceeds from sales of equity or debt instruments of other entities		7,533	907	4,190
Net cash flows from investing activities – continuing operations		-656	-4,603	699
Net cash flows from investing activities – discontinued operations	(D.1)	0	5,510	-32
Net cash flows from investing activities[1]		-656	906	667
Dividends paid	(E.2)	-2,565	-2,395	-2,865
Dividends paid on non-controlling interests		-1	-13	-12
Purchase of treasury shares	(E.2)	-2,106	-949	-1,500
Proceeds from borrowings	(E.3)	2,767	13	158
Repayments of borrowings	(E.3)	-1,185	-4,081	-1,445
Payments of lease liabilities		-310	-332	-410
Transactions with non-controlling interests	(E.2)	-11	0	0
Net cash flows from financing activities – continuing operations		-3,412	-7,758	-6,074
Net cash flows from financing activities – discontinued operations	(D.1)	0	24	-263
Net cash flows from financing activities[1]		-3,412	-7,734	-6,337
Effect of foreign currency rates on cash and cash equivalents		333	-388	134
Net decrease/increase in cash and cash equivalents		1,485	-883	109
/ Cash and cash equivalents at the beginning of the period	(E.3)	8,124	9,008	8,898
/ Cash and cash equivalents at the end of the period	(E.3)	9,609	8,124	9,008

1 From continuing and discontinued operations.

2 Total income taxes paid, net of refunds 2023: —€2,973 million, thereof contained in the line item "Net cash flows from investing activities - discontinued operations": —€815 million.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IFRS

(IN.1) Basis for Preparation

General Information

The registered domicile of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2024 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS) and the additional requirements set forth in section 315e (1) of the German Commercial Code (HGB).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2024. There were no standards or interpretations as at December 31, 2024, impacting our Consolidated Financial Statements for the years ended December 31, 2024, 2023, and 2022, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 19, 2025, for submission to our Supervisory Board which approved the Consolidated Financial Statements on the same day.

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

The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	y Accounting Policies, Judgments, and Estimates
(IN.1)	Basis for Preparation
(A.1)	Revenue
(A.2)	Trade and Other Receivables
(A.3)	Capitalized Cost from Contracts with Customers
(A.4)	Customer-Related Provisions
(B.3)	Share-Based Payments
(B.4)	Pension Plans and Similar Obligations
(B.5)	Other Employee-Related Obligations
(B.6)	Restructuring
(C.1)	Results of Segment
(C.5)	Income Taxes
(D.1)	Business Combinations and Divestitures
(D.2)	Goodwill
(D.3)	Intangible Assets
(D.4)	Property, Plant, and Equipment
(D.5)	Leases
(D.6)	Equity Investments
(D.9)	Income-Related Government Grants
(E.2)	Total Equity
(E.3)	Liquidity
(F.1)	Financial Risk Factors and Risk Management
(F.2)	Fair Value Disclosures on Financial Instruments
(G.3)	Other Litigation, Claims, and Legal Contingencies
(G.5)	Executive and Supervisory Board Compensation

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

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

Equivalent to €1		Middle Rate		Annual Average Exchange Rate
		as at 12/31
		2024	2023	2024	2023	2022
Australian dollar	AUD	1.6772	1.6263	1.6399	1.6285	1.5174
Canadian dollar	CAD	1.4948	1.4642	1.4819	1.4596	1.3703
Swiss franc	CHF	0.9412	0.9260	0.9526	0.9717	1.0052
Pound sterling	GBP	0.8292	0.8691	0.8466	0.8699	0.8526
Japanese yen	JPY	163.06	156.33	163.82	151.94	138.01
U.S. dollar	USD	1.0389	1.1050	1.0821	1.0816	1.0539

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

The accounting policies that most frequently or significantly require us to make judgments, estimates, and assumptions, and therefore are critical to understanding our results of operations, include the following:

Note	☐ Material Accounting Policies
(A.1)	Revenue recognition and revenue presentation
(A.2)	Valuation of trade receivables
(A.4), (G.3)	Accounting for legal contingencies, provisions
(B.3)	Accounting for share-based payments
(C.5)	Accounting for income taxes
(D.1)	Accounting for business combinations
(D.2)	Accounting for goodwill
(D.3)	Accounting for intangible assets (including recognition of internally generated intangible assets from development)
(D.6)	Accounting for equity investments

Our management periodically discusses these material accounting policies with the Audit and Compliance Committee of our Supervisory Board.

y New Accounting Standards Not Yet Adopted

The IASB has issued various amendments to the IFRS standards (such as IFRS 9 and IFRS 7 (Amendments to the Classification, Measurement, and Disclosure of Financial Instruments) and IFRS 9 and IFRS 7 (Amendments to Contracts Referencing Nature-dependent Electricity)) that are relevant for SAP but not yet effective. We are currently assessing the impact on SAP, but do not expect material effects on our financial position or profit after tax.

In April 2024, the IASB released IFRS 18 (Presentation and Disclosure in Financial Statements). The new standard will substantially affect the presentation of consolidated income statements and introduce additional disclosure requirements. The standard will become effective on January 1, 2027. SAP is currently evaluating this standard and the impact it may have on SAP’s financial statements disclosures.

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

Identification of a Contract

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

In scenarios where SAP - Sells indirectly to end customers via partners - Sells third-party products to end customers - Provides services to end customers with the support of suppliers,

SAP determines the respective nature of the performance obligation and whether SAP is providing the specified good or service itself or arranging for the good or service to be provided by the third party. SAP identifies whether it (or the partner) is acting as principal or agent in line with this performance obligation assessment. SAP exercises judgment in making this assessment, which is based on the question of whether the intermediary controls the specified good or service before it is transferred to the customer. In exercising this judgment, SAP relies in the majority of cases on the legal responsibility towards the customer in providing the specified good or service and on its pricing discretion for that good or service.

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

-   Where the SSPs for an offering are observable and reasonably consistent across customers (that is, not highly variable), our SSP estimates are derived from our respective pricing history. Typically, our standardized support offerings and our professional service offerings follow this approach.

-   Where sales prices for an offering are not directly observable or highly variable across customers, we use estimation techniques.

Effective 2024, we applied a new technique to estimate the SSP of our cloud offerings, using input parameters that more appropriately reflect SAP’s matured commercial models and observed pricing practices in the cloud. This SSP considers overall pricing objectives, taking market conditions and other factors into account. We estimate the SSP using a specific pricing range that encompasses the majority of our transactions.

SAP estimates the impact of this change in estimation technique for our cloud offerings on the allocation of transaction prices to performance obligations within customer contracts to be immaterial for the current period.

–As SAP’s go-to-market strategies evolve further, SAP continuously monitors its commercial models and pricing practices, which could result in changes to our SSPs in the future. For offerings for which we cannot justify a range and we observe highly variable pricing, and for which we lack substantial direct costs to estimate based on a cost-plus-margin approach, we allocate the transaction price by applying a residual approach. We use this technique in particular for our standard on-premise software offerings.

Judgment is required when estimating SSPs. To judge whether the historical pricing of our goods and services is highly variable, we have established thresholds of pricing variability.

When we estimate an SSP range based on pricing objectives, we use judgment in determining the upper and lower end of the range. Such judgment considers price points achieved in the market as well as strategic pricing decisions.

The SSPs of material right options depend on the probability of option exercise. In estimating these probabilities, we apply judgment considering historical exercise patterns.
- Recognition of Revenue

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

Total Revenue by Region

€ millions	2024	2023	2022
Germany	5,359	4,921	4,469
Rest of EMEA	10,216	9,083	8,440
EMEA	15,575	14,004	12,909
United States	11,056	10,204	9,799
Rest of Americas	2,752	2,558	2,427
Americas	13,808	12,762	12,227
Japan	1,388	1,243	1,218
Rest of APJ	3,404	3,199	3,166
APJ	4,793	4,441	4,384
 SAP Group	34,176	31,207	29,520

Major Revenue Classes by Region

€ millions	Cloud Revenue			Cloud and Software Revenue

	2024	2023	2022	2024	2023	2022
EMEA	6,892	5,241	4,137	13,534	12,028	11,081
Americas	7,872	6,642	5,810	11,987	10,959	10,456
APJ	2,377	1,781	1,478	4,308	3,937	3,855
 SAP Group	17,141	13,664	11,426	29,830	26,924	25,391

Remaining Performance Obligations

Amounts of a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities and amounts that are contracted but not yet due.

The transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2024, was €78.4 billion (December 31, 2023: €58.7 billion). The prior-year’s figure was corrected to reflect an increase of €0.7 billion to include the transaction price from premium engagement contracts previously classified as having a termination-for-convenience-right. The transaction price thereof allocated to cloud performance obligations that were unsatisfied or partially unsatisfied (total cloud backlog) as at December 31, 2024, was €63.3 billion (December 31, 2023: €44.3 billion). The remaining amount mostly comprises obligations to provide software support services. The vast majority of software support contracts are contracts in the renewal phase that typically have a one-year contract term, while cloud subscription contracts typically are multiple-year contracts. The portion of remaining performance obligations related to services consists of non-cancelable revenue from contracts for projects with a predefined output and from premium engagements. Overall, approximately 40% of the total remaining performance obligations is expected to be recognized over the next 12 months following the respective balance sheet date.

The transaction price allocated to remaining performance obligations varies between reporting periods, primarily due to the recognition of revenue for performance obligations outstanding at the end of the prior year and the addition of new contracts within SAP’s cloud, maintenance, and services business. Other contributing factors include contract modifications, upsells, renewals, currency exchange rate fluctuations, and pricing adjustments.

The revenue recognized in fiscal year 2024 for contract renewals, new contracts, and contract modifications is presented on a gross basis in the following reconciliation of outstanding performance obligations. This means that it is included as a positive entry under “Add renewals, new contracts and modifications” and as a negative entry under “Less revenue recognized in 2024.”

Reconciliation of Remaining Performance Obligations

€ billions	2024
/ 12/31/2023	58.7
Add renewals, new contracts and modifications:
- Cloud	36.2
- Maintenance	10.8
- Services and others[1]	5.1
Less revenue recognized in 2024:
- Cloud	17.1
- Maintenance	11.3
- Services	4.3

Acquisitions and divestments[2]	0.4

/ 12/31/2024	78.4

1 Others mainly comprises currency fluctuations for our services and maintenance contracts, price increases for our maintenance contracts, and changes to the remaining performance obligations for our software contracts.

2 The 2024 acquisitions and divestments figure refers to the acquisition of WalkMe.

Performance Obligations Satisfied in Previous Years

Revenue recognized in the reporting period for performance obligations satisfied in earlier periods was €75 million (December 31, 2023: €78 million), mainly resulting from changes in estimates of variable considerations and changes in estimates related to percentage-of-completion-based contracts.

Contract Balances

The following table presents the activities impacting contract liabilities balances during the year ended December 31, 2024:

Contract Liabilities

€ billions	2024
/ 1/1/2024	5.0
Increases resulting from billing and invoices becoming due	13.2
Decreases resulting from satisfaction of performance obligations	-12.3
Other[1]	0.2
/ 12/31/2024	6.1

1 Other includes, for example, the impact of foreign currency translation and business combinations.

The amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the reporting period was €4.7 billion (December 31, 2023: €4.5 billion).

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

Trade and Other Receivables

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	6,231	0	6,231	5,892	5	5,897
Other receivables	543	209	752	429	198	627
/ Total	6,774	209	6,983	6,321	203	6,524

Contract assets are included in Other receivables in our Statements of Financial Position.Contract assets as at December 31, 2024, were €441 million (December 31, 2023: €307 million).

For more information about financial risk, how we manage credit risk, and details of our trade receivables and contract assets allowances, see Note (F.1).

(A.3) Capitalized Cost from Contracts with Customers

y Costs of Obtaining Customer Contracts

Capitalized costs from customer contracts are classified as Other non-financial assets in our Statements of Financial Position.

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

y Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of direct costs for set-up and implementation of cloud products and custom cloud development contracts as far as these costs are not in scope of other accounting standards than IFRS 15. These costs are amortized after completion of the setup and implementation or the development, respectively, on a straight-line basis over the expected life of the cloud subscription contract including expected renewals. For the life of the contract, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life. The amortization periods range from five to seven years depending on the type of offering. In addition, the capitalized costs include third-party license fees which are amortized over the term of the third-party license contract. Judgment is required in evaluating whether costs are directly related to customer contracts and in estimating contract lives.

Amortization of capitalized costs to fulfill customer contracts is included in the cost of cloud.

Capitalized Cost from Contracts with Customers

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Capitalized cost of obtaining customer contracts	1,086	3,221	4,307	1,046	2,918	3,964
Capitalized cost to fulfill customer contracts	264	272	536	199	236	436
Capitalized contract cost	1,350	3,492	4,843	1,246	3,154	4,400
/ Other non-financial assets	2,682	3,990	6,672	2,374	3,573	5,947
Capitalized contract cost as % of / Other non-financial assets	50	88	73	52	88	74

Amortization Expense

€ millions	2024	2023
Capitalized cost of obtaining customer contracts	1,107	1,000
Capitalized cost to fulfill customer contracts	418	327

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

Employee Headcount by Region and Function

Full-time equivalents	12/31/2024				12/31/2023				12/31/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,543	4,339	4,764	13,646	4,389	4,266	4,426	13,080	4,178	4,025	4,538	12,740
Services	8,485	4,719	5,566	18,770	8,178	5,013	5,481	18,672	8,129	5,106	5,769	19,005
Research and development	18,819	5,677	13,094	37,590	18,086	5,884	12,474	36,444	17,764	5,752	11,764	35,280
Sales and marketing	12,042	9,801	5,139	26,983	12,086	10,300	5,342	27,728	11,671	10,633	5,463	27,766
General and administration	3,836	1,836	1,300	6,971	3,619	1,777	1,307	6,704	3,387	1,804	1,240	6,431
Infrastructure	3,076	1,164	921	5,161	2,834	1,274	867	4,975	2,795	1,382	912	5,089
SAP Group (December 31)	50,801	27,536	30,784	109,121	49,191	28,515	29,897	107,602	47,924	28,702	29,686	106,312
thereof acquisitions	413	414	86	912	421	138	0	558	188	189	8	385
SAP Group (months' end average)	49,764	27,394	29,997	107,155	48,222	28,239	29,582	106,043	47,359	28,785	29,438	105,582

Most of the employees participating in the Company’s voluntary leave programs are scheduled to leave SAP at the beginning of 2025. For more information about the transformation program and its impact on employee headcount, see Note (B.6).

(B.2) Employee Benefits Expenses

€ millions	2024	2023	2022
Salaries	12,244	12,128	11,369
Social security expenses	2,003	1,919	1,779
Share-based payment expenses	2,385	2,220	1,431
Pension expenses	435	438	447
Employee-related restructuring expenses	3,143	222	85
Termination benefits outside of restructuring plans	68	64	44
Employee benefits expenses	20,278	16,992	15,157

(B.3) Share-Based Payments

y Accounting for Share-Based Payments

Classification in the Income Statements

Share-based payments cover equity-settled and cash-settled awards issued to our employees. The respective expenses are recognized as employee benefits and classified in our Consolidated Income Statements according to the activities that the receiving employees perform. Accelerated share - based payment expenses triggered by SAP's restructuring program are classified as restructuring expenses in our Consolidated Income Statements and included in the restructuring provisions in our Statements of Financial Position. For more information about SAP's transformation program, see Note (B.6).

Valuation, Judgment, and Sources of Estimation Uncertainty

We use certain assumptions in estimating the fair values for our share-based payments, including expected share price volatility and expected dividend yields. In addition, the final number of Performance Share Units (PSUs) vesting also depends on the achievement of performance indicators. Furthermore, the payout for cash-settled share units depends on our share price on the respective vesting dates. Changes to these assumptions and outcomes that differ from these assumptions could require material adjustments to the carrying amount of the liabilities we have recognized for these share-based payments. The fair value of the share units granted under the SAP Long-Term Incentive Program 2024 and 2020 (LTI 2024 and LTI 2020) is dependent on our performance against the total shareholder return (TSR) for NASDAQ-100 companies, the volatility, and the expected correlation between the TSR of the NASDAQ-100 companies and our TSR.

Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2024 and LTI 2020, we believe that future payout will be significantly impacted not only by our share price but also by the relative TSR performance against the NASDAQ-100 companies. Future payouts under our LTI 2024 and LTI 2020 will also be dependent on meeting non-market-based performance conditions based on SAP's long-term strategy. The latter, however, is not incorporated into our fair value calculation but leads to adjustments of the quantity of awards granted. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

Under the OWN SAP share purchase plan, we grant our employees discounts on share purchases. As those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the discounts are granted.

Presentation in the Statements of Cash Flows

We present the payments of our cash-settled share-based payment plans and our equity-settled share-based payment plans that are fulfilled by share purchases at the market separately in our Statements of Cash Flows under Cash flows from operating activities. As a result, the changes in Other assets and in Other liabilities presented in the reconciliation of operating cash flow do not consider share-based payment-related assets or liabilities. Payments of cash-settled share-based payments triggered by SAP’s restructuring program are included in the restructuring payments.

The operating expense line items in our income statements include the following share-based payment expenses:

Share-Based Payment Expenses by Functional Area

€ millions	2024	2023	2022
Cost of cloud	138	94	53
Cost of software licenses and support	42	38	48
Cost of services	360	375	250
Research and development	751	703	440
Sales and marketing	876	834	503
General and administration	217	175	137
Share-based payment expenses	2,385	2,220	1,431
thereof equity-settled share-based payments	1,591	1,414	1,075
thereof cash-settled share-based payments	794	806	356

Additionally, SAP also recognized €309 million (2023: €0 million) in accelerated share-based payment expenses triggered by SAP’s transformation program. These share-based payment expenses are classified as restructuring expenses in our consolidated income statements. For more information about SAP’s restructuring program, see Note (B.6).

Our major share-based payment plans are described below.

a)Equity-Settled Share-Based Payments

Equity-Settled Move SAP Plan (Move)

To retain and engage executives and certain employees, we grant share units under Move that we intend to predominantly settle in shares. For more information about the terms and conditions of the cash-settled Move plan, see section b) Cash-Settled Share-Based Payments in this Note (B.3).

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

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: Operating profit (non-IFRS at constant currencies) and Cloud revenue (at constant currencies). Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 134.5% in 2024 (2023: 112.4)%.

We intend to settle the share units classified as equity-settled by reissuing treasury shares upon vesting (for more information, see Note (E.2)).

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Grant Date in 2024

Move
€, unless otherwise stated	(2024 Tranche)
Weighted average fair value as at grant date	175.09
Information how fair value was measured at grant date
Valuation model used	Other[1]
Weighted average share price	170.40
Weighted average expected dividend yield (in %)	1.23
Weighted average initial life at grant date (in years)	1.7

1 For these awards, the fair value is calculated by subtracting expected future dividends until maturity of the respective award from the prevailing share price as at the measurement date.

Fair Value and Parameters Used at Grant Date in 2023

€, unless otherwise stated	Move
(2023 Tranche)
Weighted average fair value as at grant date	111.23
Information how fair value was measured at grant date
Valuation model used	Other[1]
Weighted average share price	114.25
Weighted average expected dividend yield (in %)	1.79
Weighted average initial life at grant date (in years)	1.7

1 For these awards, the fair value is calculated by subtracting expected future dividends until maturity of the respective award from the prevailing share price as at the measurement date.

Changes in Outstanding Awards

Move
Thousands, unless otherwise stated	(2022-2024 Tranches)
12/31/2022	11,504
Granted[2]	13,760
Adjustment based on KPI target achievement	115
Exercised	-7,675
Forfeited	-403
Change in settlement[2]	-471
12/31/2023	16,830
Granted[2]	6,944
Adjustment based on KPI target achievement	151
Exercised	-10,193
Forfeited	-392
Change in settlement[2]	-1,149
12/31/2024	12,192

2 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program. Share units with switched classification are considered in the number of granted share units.

The weighted average share price for awards exercised in 2024 was €197.14 (2023: €130.59). The weighted average remaining life of awards outstanding as at December 31, 2024, was 0.9 years (December 31, 2023: 1.1 years).

Own SAP Plan (Own)

Under the share purchase plan Own, employees have the opportunity to purchase, on a monthly basis, SAP shares without any required holding period. The investment per each eligible employee is limited to a percentage of the respective employee's monthly base salary. SAP matches the employee investment by 40% and adds a subsidy of €20 per month for non-executives. To recognize the employees' contribution to SAP’s success in 2024, SAP’s contribution was temporarily increased from 40% to 100% from October to December 2024. This plan is not open to members of the Executive Board.

Numbers of Shares Purchased

Millions	2024	2023	2022
Own	4.9	6.5	9.2

As a result of Own, we have commitments to grant SAP shares to employees. We have fulfilled and intend to continue to meet these commitments through an agent who administers the equity-settled programs and purchases shares on the open market. The fair value at grant date is determined based on the average share price of €196.90 (2023: €124.20).

Equity - Settled WalkMe Awards Replacing Pre - Acquisition WalkMe Awards (WalkMe Rights)

In conjunction with the acquisition of WalkMe in 2024, under the terms of the acquisition agreement, SAP exchanged unvested equity - settled Restricted Share Units (RSUs) and Performance Share Units (PSUs) held by employees of WalkMe into equity - settled share - based payment awards of SAP (WalkMe Rights). The WalkMe Rights closely mirror the terms of the replaced awards except that:

-	They are settled in SAP American Depositary Receipts (ADRs).
-	The number of outstanding units were adjusted based on the ratio derived from SAP's consideration per share (US$14.00) divided by the average closing price of the SAP ADRs over the 10 trading days ending on the third trading day prior to the closing date (US$215.89), resulting in an Equity Award Exchange Ratio of 0.0648.

There were 0.3 million unvested RSUs and PSUs on the closing date of the WalkMe acquisition, representing a fair value of €42 million after considering expected forfeitures dependent on grant dates and remaining vesting periods. Of the total fair value, €18 million was allocated to consideration transferred, while €24 million was allocated to future services to be provided. Post - acquisition compensation expenses will be recognized as the awards vest over the remainder of the original vesting terms.

The first vesting occurred on November 20, 2024, with the remaining WalkMe Rights vesting over a period of 4.2 years from the closing date.

On December 31, 2024, the unrecognized expense related to WalkMe Rights was €17 million after considering expected forfeitures and will be recognized over a remaining vesting period of up to 3.9 years.

Recognized Expense

€ millions	2024	2023	2022
Move (2022–2024 Tranches)	1,240	1,175	768
Own	343	239	307
WalkMe Rights	9	NA	NA
Total	1,591	1,414	1,075

b)Cash-Settled Share-Based Payments

Cash-Settled Move SAP Plan (Move) Including Grow SAP Plan

We also grant share units in certain circumstances under Move representing a contingent right to receive a cash payment that is determined by the SAP share price and the number of share units that ultimately vest. For more information about the terms and conditions of the equity-settled Move plan, see section a) Equity-Settled Share-Based Payments in this Note (B.3).

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

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: operating profit (non-IFRS at constant currencies) and cloud revenue (at constant currencies). Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 134.5% in 2024 (2023: 112.4%, 2022: 84.3%).

The share units classified as cash-settled are paid out in cash upon vesting.

SAP Long-Term Incentive Program 2020 and 2024 (LTI 2020 and LTI 2024)

The LTI 2024 and LTI 2020 are long-term, multiyear performance-based elements of our Executive Board compensation that are granted in annual tranches. The LTI 2024 and LTI 2020 reflect SAP’s long-term strategy and thus set uniform incentives to achieve key targets from the long-term strategic plans. The LTI 2024 and LTI 2020 also serve to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. In addition, the LTI 2024 and LTI 2020 include a component to ensure long-term retention of our Executive Board members.

The LTI 2024 and LTI 2020 are virtual share programs under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member’s service contract is converted into virtual shares (share units). For this purpose, the grant amount is divided by the SAP share price, which corresponds for the LTI 2020 to the average of the SAP share price on the 20 trading days and for the LTI 2024 to the average of the SAP share price on the 10 trading days after scheduled publication of the preliminary results for the financial year (grant price). The share units allocated are composed for the LTI 2024 of 50% Financial Performance Share Units (Financial PSUs), 30% Market Performance Share Units (Market PSUs), and 20% ESG Performance Share Units (ESG PSUs), and for the LTI 2020 of 1/3 Financial Performance Share Units (Financial PSUs), 1/3 Market Performance Share Units (Market PSUs), and 1/3 Retention Share Units. All types of share units have a vesting period of approximately four years. In contrast to Retention Share Units, Financial PSUs, Market PSUs, and ESG PSUs are subject to changes in number. In this context, the following applies:

The number of Financial PSUs initially awarded is multiplied by a performance factor. The performance factor consists of three individual performance indicators relating to the three non-IFRS KPIs at constant currencies, derived from SAP’s long-term strategy, which for the LTI 2024 are: cloud revenue, software licenses and support & services revenue, and operating profit, and for the LTI 2020: cloud revenue, total revenue, and operating profit. The performance period throughout which the target achievement for these three KPIs is measured starts at the beginning of the financial year in which the Financial PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

The number of Market PSUs initially awarded is multiplied by a performance factor. The performance factor depends on the amount of the TSR on SAP share, measured for an entire performance period of approximately three years, and ranked in relation to the TSR performance of the companies in the NASDAQ-100 index (Index). If the TSR for the SAP share equals the median, the performance factor will be 1.0. However, if the TSR for the SAP share over the performance period is negative, the maximum performance factor will, in deviation from the summary above, be 1.0.

The number of ESG PSUs initially awarded is multiplied by a performance factor. The performance factor consists of two individual performance indicators relating to the two non - financial KPIs, derived from SAP’s long-term strategy, which are: Climate performance: net zero 2030, and Diversity: Women in Executive Roles. The performance period throughout which the target achievement for these two KPIs is measured starts at the beginning of the financial year in which the ESG PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

The performance of the share units is linked to the performance of the SAP share price, including dividend payments. Accordingly, an amount is paid out for each share unit that equals the then-current SAP share price plus the dividends disbursed in respect of an SAP share in the period from the beginning of the year in which the share units were awarded until the end of the third year following the year in which the share units were awarded. The average SAP share price for the LTI 2024 on the 10 trading days and for the LTI 2020 on the 20 trading days after scheduled publication of the preliminary results for the financial year determines the payout price. The payout amount per share unit, including the dividend amounts due on the share units, is capped at 200% of the grant price. The tranche is cash-settled and paid in euros after the Annual General Meeting of Shareholders of the corresponding year.

If an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were granted, the share units are forfeited in whole or in part, depending on the circumstances in which the member resigns from office or the service contract is terminated.

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2024

€, unless otherwise stated	LTI 2024	LTI 2020	Move
	(2024	(2021–2023	(2021–2024
	Tranche)	Tranches)	Tranches)
Weighted average fair value as at 12/31/2024	248.23	222.26	234.51
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Monte Carlo	Other[3]
Share price	236.30	236.30	236.30
Expected volatility (in %)	23	20 to 22	NA
Expected dividend yield (in %)	NA	NA	0.91
Weighted average remaining life of awards outstanding as at 12/31/2024 (in years)	3.2	1.0	0.8

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

Fair Value and Parameters Used at Year End 2023

€, unless otherwise stated	LTI 2020	Move
	(2020 -2023	(2020-2023
	Tranches)	Tranches)
Weighted average fair value as at 12/31/2023	154.24	137.98
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Other[3]
Share price	139.48	139.48
Expected volatility (in %)	15 to 23	NA
Expected dividend yield (in %)	NA	1.52
Weighted average remaining life of awards outstanding as at 12/31/2023 (in years)	1.9	0.7

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

For the LTI 2020 valuation, the expected volatility of the NASDAQ-100 companies of 31% (2023: 34% to 36%), and the expected correlation of SAP and the NASDAQ-100 companies of 16% to 21% (2023: 24% to 27%) are based on historical TSR data for SAP and the NASDAQ-100 companies.

For the LTI 2024 valuation, the expected volatility of the NASDAQ-100 companies of 34%, and the expected correlation of SAP and the NASDAQ-100 companies of 25%, are based on historical TSR data for SAP and the NASDAQ-100 companies. The NASDAQ-100 Total Return Index on December 31, 2024, was US$25,376.22 (2023: US$20,158.42).

The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards

Thousands, unless otherwise stated	LTI 2024	LTI 2020	Move
	(2024	(2020–2023	(2021–2024
	Tranche)	Tranches)	Tranches)
12/31/2022	NA	546	11,859
Granted[4]	NA	215	1,900
Adjustment based upon KPI target achievement	NA	-64	-57
Exercised	NA	0	-7,234
Forfeited	NA	-91	-266
Change in settlement[4]	NA	NA	470
12/31/2023	NA	605	6,672
Granted[4]	126	0	823
Adjustment based upon KPI target achievement	0	41	15
Exercised	0	-72	-6,333
Forfeited	-37	-74	-126
Change in settlement[4]	NA	NA	1,149
12/31/2024	89	501	2,200

Total carrying amount (in € millions) of liabilities as at
12/31/2023	NA	59	644
12/31/2024	7	98	343

Total intrinsic value of vested awards (in € millions) as at
12/31/2023	NA	15	0
12/31/2024	2	57	0

Weighted average share price (in €) for awards exercised in
2023	NA	NA	117.86
2024	NA	172.16	181.68

Total expense (in € millions) recognized in
2022	NA	8	346
2023	NA	36	764
2024	7	51	729

4 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program.

Share-Based Payment Balances

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	303	151	453	555	152	707
/ Other non-financial liabilities	5,533	749	6,282	5,648	698	6,346
Share-based payment liabilities as % of / Other non-financial liabilities	5	20	7	10	22	11

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

Total Expense of Pension Plans

€ millions	2024	2023	2022
Defined contribution plans	396	381	425
Defined benefit pension plans	39	57	22
Pension expenses	435	438	447

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

	Domestic Plans		Foreign Plans		Other Foreign Post-		Total
€ millions					Employment Plans
	2024	2023	2024	2023	2024	2023	2024	2023
Present value of the DBO	1,204	1,060	752	686	285	256	2,241	2,002
Fair value of the plan assets	1,209	1,063	707	672	124	98	2,040	1,833
Net defined benefit liability (asset)[1]	0	0	61	64	161	158	222	222
thereof: Net defined benefit asset	0	0	-18	-17	-1	-63	-19	-79
Net defined benefit liability	0	0	79	80	162	221	241	301

Net defined benefit asset as % of / Non-current other financial assets	0	0	0	0	0	1	0	1
Net defined benefit liability as % of / Non-current provisions	0	0	16	19	33	51	49	69

¹ After the effects of the asset ceiling.

Of the present value of the DBO of our domestic plans, €1,150 million (2023: €1,006 million) relate to plans that provide for lump-sum payments not based on final salary; of the present value of the DBO of our foreign plans, €597 million (2023: €535 million) relate to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Significant Actuarial Assumptions

Percent	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Discount rate	3.4	3.5	4.2	1.5	2.0	2.6	5.3	5.3	5.5

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

€ millions	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	1,156	1,015	908	710	649	505	271	247	203	2,137	1,911	1,616
Discount rate was 50 basis points lower	1,256	1,108	993	798	727	562	292	266	219	2,346	2,101	1,774

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

Plan Asset Allocation

€ millions	2024		2023
	Quoted in an	Not Quoted in an	Quoted in an	Not Quoted in an
	Active Market	Active Market	Active Market	Active Market
Total plan assets	701	1,338	714	1,120
thereof: Asset category
Equity investments	220	0	190	0
Corporate bonds	240	0	233	0
Insurance policies	10	1,337	59	1,120

Our expected contribution in 2025 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to 10 years as at December 31, 2024 and 2023.

Total future benefit payments from our defined benefit plans as at December 31, 2024, are expected to be €2,803 million (2023: €2,707 million). Of this amount, 73% (2023: 76%) have maturities of over five years, and 58% (2023: 55%) relate to domestic plans.

(B.5) Other Employee-Related Obligations

y Accounting Policy
As far as the obligation for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	4,208	598	4,806	4,205	546	4,751
/ Other non-financial liabilities	5,533	749	6,282	5,647	698	6,345
Other employee-related liabilities as % of / Other non-financial liabilities	76	80	77	74	78	75

Other employee-related liabilities mainly relate to obligations from bonuses and sales commissions, outstanding vacation, time credits accumulated in the working time account, employee-related social security expenses and deferred compensation liabilities.

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

Restructuring Expenses

€ millions	2024	2023	2022
Employee-related restructuring expenses	-3,143	-222	-85
Onerous contract-related restructuring expenses and restructuring-related impairment losses	-2	8	-52
 Restructuring expenses	-3,144	-215	-138

In 2024, SAP increased its focus on key strategic growth areas, in particular business AI. It is transforming its operational setup to capture organizational synergies and AI-driven efficiencies, and to prepare the Company for highly scalable future revenue growth. To this end, as announced in January 2024, SAP is executing a Company-wide restructuring program which will conclude in early 2025. The restructuring program was set up to ensure that SAP’s skillset and resources continue to meet future business needs, and affects around 10,000 positions, a majority of which have been covered by voluntary leave programs and internal re-skilling measures. Most of the employees participating in voluntary leave programs are scheduled to leave SAP at the beginning of 2025. Reflecting re-investments into strategic growth areas and the acquisition of WalkMe, SAP’s headcount was slightly higher at year end 2024 than at year end 2023.

Overall expenses associated with the program are estimated to be approximately €3.2 billion. Restructuring expenses primarily include employee-related benefits such as severance payments and accelerated share-based payment expenses triggered by the transformation program (for more information about the recognition and measurement of share-based payment programs, see Note (B.3)). The restructuring costs presented in 2024 mainly include expenses related to the 2024 transformation program.

Restructuring payouts in 2024 amounted to €2.5 billion. Further payouts of approximately €0.7 billion associated with the 2024 transformation program are expected to occur in 2025.

If not presented separately in our income statements, restructuring expenses would have been classified in the different expense items in our income statements as follows:

Restructuring Expenses by Functional Area

€ millions	2024	2023	2022
Cost of cloud	-95	7	20
Cost of software licenses and support	-85	-8	-9
Cost of services	-566	-31	-70
Research and development	-1,197	-42	-16
Sales and marketing	-1,043	-121	-58
General and administration	-158	-19	-4
 Restructuring expenses	-3,144	-215	-138

For the movement of the restructuring provision in 2024, see the table below:

€ millions	Restructuring Provision
1/1/2024	37
Additions	3,144
Utilizations	-1,061
Transfer to other employee-related obligations	-1,310
Transfer to share-based compensation liability	-123
Currency effects	-6
12/31/2024	681

The following table reconciles the utilization of the restructuring provision with the overall cash outflow related to restructuring:

€ millions	2024
Utilizations	1,061
Net cash flows time account	1,325
Cash-outflows of share-based payments related to restructuring	171
Employees taxes payable	-70
Net cash flows	2,487

In 2024, employees participating in the early retirement plan in Germany as part of the restructuring program opted to convert termination benefits into credits to their working time accounts. To protect against insolvency, SAP transferred the time account balance of €1.3 billion to an insurance company. These obligations are presented as ‘Other employee-related obligations’ (see Note (B.5)), which are netted off against the fair value of the plan assets (qualified insurance policy). The net balance of cash flows related to time accounts also includes cash inflows from the insurance company as well as payouts to the employees from their working time accounts relating to prior programs.

The additions to the restructuring provisions include accelerated share-based payment expenses. The timing of expense recognition is accelerated due to the shortened vesting period. The accelerated share-based payment expenses are transferred to ‘Share-based payment liabilities’ for payout. Cash outflows of share-based payments that are triggered by the restructuring program include payments due to the accelerated vesting and due to the conversion of share settlement to cash settlement.

Section C — Financial Results

This section provides insight into the financial results of SAP's reportable segments and of SAP overall as far as not already covered by previous sections. This includes, but is not limited to, segment results, income taxes, and earnings per share.

(C.1) Results of Segment

General Information

At year end 2024, SAP had one operating segment. We concluded in the second quarter of 2024 that SAP is a holistically steered cloud company with a cohesive product portfolio and commercialization of product bundles (such as RISE with SAP and GROW with SAP).

The segment information for 2024 and the comparative prior periods were restated to conform with the new segment composition.

y Segment Reporting Policies

Our management reporting system produces reports that present information about our business activities in a variety of ways - for example, by line of business, geography, and areas of responsibility of individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities based on several different results. However, operating results of SAP are reviewed on a Group level by the CODM as a whole.

There are no parts of our Company that qualify as separate operating segments, and our Executive Board assesses the financial performance of our Company on a consolidated basis.

Our management reporting system produces a variety of reports that differ due to the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates that are used in our financial statements, whereas reports based on constant-currency report revenues and expenses use the average exchange rates from the previous year’s corresponding period.

We use an operating profit indicator to measure the performance of our operating segments. The accounting policies applied in the measurement of operating segment expenses and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statements:

The expense measures exclude:

-
Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations, including goodwill impairment charges, and certain standalone acquisitions of intellectual property (including purchased in-process research and development) as well as settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses
-
Restructuring expenses
-
Regulatory compliance matter expenses

Information about assets and liabilities is not regularly provided to our CODM.

Results of Segment

€ millions	2024		2023		2022
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Cloud	17,141	17,212	13,664	14,058	11,426
Software licenses	1,399	1,400	1,764	1,801	2,056
Software support	11,290	11,343	11,496	11,782	11,909
Software licenses and support	12,689	12,743	13,261	13,584	13,965
Cloud and software	29,830	29,955	26,924	27,641	25,391
Services	4,346	4,355	4,283	4,392	4,128
Total segment revenue	34,176	34,310	31,207	32,033	29,520
Cost of cloud	-4,582	-4,597	-3,842	-3,930	-3,445
Cost of software licenses and support	-1,262	-1,261	-1,356	-1,372	-1,350
Cost of cloud and software	-5,844	-5,858	-5,199	-5,302	-4,795
Cost of services	-3,321	-3,329	-3,405	-3,473	-3,154
Total cost of revenue	-9,165	-9,187	-8,604	-8,775	-7,949
Cloud gross profit	12,559	12,616	9,821	10,128	7,981
Segment gross profit	25,011	25,124	22,603	23,258	21,571
Other segment expenses	-16,858	-16,892	-16,089	-16,476	-15,124
Segment profit	8,153	8,232	6,514	6,781	6,447

1 The 2024 constant currency amounts are only comparable to 2023 actual currency amounts; 2023 constant currency amounts are only comparable to 2022 actual currency amounts.

The expenses for depreciation and amortization decreased 9% (9% at constant currencies), from €1,034 million in 2023 to €940 million in 2024.

For more information about the disaggregation of revenues, see Note (A.1).

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statements

€ millions	2024		2023		2022
	Actual	Constant	Actual	Constant	Actual
	Currency	Currency[1]	Currency	Currency[1]	Currency
Total segment revenue	34,176	34,310	31,207	32,033	29,520
Adjustment for currency impact	0	-135	0	-826	0
 Total revenue	34,176	34,176	31,207	31,207	29,520
Total segment profit	8,153	8,232	6,514	6,781	6,447
Adjustment for currency impact	0	-78	0	-267	0
Adjustment for
Acquisition-related charges	-356	-356	-345	-345	-395
 Restructuring	-3,144	-3,144	-215	-215	-138
Regulatory compliance matter expenses	11	11	-155	-155	0
 Operating profit	4,665	4,665	5,799	5,799	5,914
 Other non-operating income/expense, net	-298	-298	-3	-3	-11
Financial income, net	-63	-63	-311	-311	-196
Adjustment for gains and losses from equity securities, net	461	461	-145	-145	-1,194
 Profit before tax	4,764	4,764	5,341	5,341	4,513

1 The 2024 constant currency amounts are only comparable to 2023 actual currency amounts; 2023 constant currency amounts are only comparable to 2022 actual currency amounts.

(C.3) Other Non-Operating Income/Expense, Net

€ millions	2024	2023	2022
Foreign currency exchange gain/loss, net	-246	46	-144
thereof from financial assets at fair value through profit or loss	355	543	-188
thereof from financial assets at amortized cost	300	56	243
thereof from financial liabilities at fair value through profit or loss	-496	-514	17
thereof from financial liabilities at amortized cost	-348	-30	-317
thereof from non-financial assets/liabilities	-69	18	39
Miscellaneous income/expense, net[1]	-52	-48	133
 Other non-operating income/expense, net	-298	-3	-11

1 Due to a change in presentation of gains and losses from minor divestitures, not qualifying as discontinued operations, a loss of €18 million for 2024, a loss of €12 million for 2023, and a gain of €176 million for 2022 are presented under Other non-operating income/expense instead of Other operating income/expense, net.

The movement in other non-operating income/expense is mainly driven by changes in foreign exchange rates.

(C.4) Financial Income, Net

€ millions	2024	2023	2022
Finance income	1,429	857	811
thereof interest income from financial assets at amortized cost	348	376	100
thereof interest income from financial assets at fair value through profit or loss	91	99	88
thereof gains from financial assets at fair value through profit or loss	943	380	608
Finance costs[1]	-1,031	-1,313	-2,200
thereof interest expense from financial liabilities at amortized cost	-316	-336	-153
thereof losses from financial assets at fair value through profit or loss[1]	-316	-525	-1,802
thereof interest expense from financial liabilities at fair value through profit or loss	-111	-105	-87
 Financial income, net	398	-456	-1,389

1 Prior-year figures were updated.

Financial income, net, increased by €853 million in 2024, in comparison to 2023, mainly due to higher net gains from the fair valuation of our equity investments (€606 million).

(C.5) Income Taxes

y Accounting Policies, Judgments, and Estimates

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

SAP has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to the global minimum tax.

Judgment is also required in evaluating whether interest or penalties related to income taxes meet the definition of income taxes, and, if not, whether it is of financial nature. In this judgment, we particularly consider applicable local tax laws and interpretations on IFRS by national standard setters in the area of group financial reporting.

Tax Expense by Geographic Location

€ millions	2024	2023	2022
Current tax expense
Germany	418	596	539
Foreign	1,516	1,356	1,165
Total current tax expense	1,934	1,952	1,704
Deferred tax expense/income
Germany	-67	74	86
Foreign	-253	-285	-344
Total deferred tax income	-320	-211	-258
 Total income tax expense	1,614	1,741	1,446

Major Components of Tax Expense

€ millions	2024	2023	2022
Current tax expense/income
Tax expense for current year	1,881	1,935	1,717
Taxes for prior years	53	17	-13
Total current tax expense	1,934	1,952	1,704
Deferred tax expense/income
Origination and reversal of temporary differences	-258	-222	-216
Unused tax losses, research and development tax credits, and foreign tax credits	-62	11	-42
Total deferred tax income	-320	-211	-258
 Total income tax expense	1,614	1,741	1,446

Profit Before Tax by Geographic Location

€ millions	2024	2023	2022
Germany	-1,078	1,201	1,814
Foreign	5,842	4,140	2,699
 Total	4,764	5,341	4,513

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.7% (2023: 26.5%; 2022: 26.4%), to the actual income tax expense. Our 2024 combined German tax rate includes a corporate income tax rate of 15.0% (2023: 15.0%; 2022: 15.0%), plus a solidarity surcharge of 5.5% (2023: 5.5%; 2022: 5.5%) thereon, and trade taxes of 10.8% (2023: 10.7%; 2022: 10.6%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2024	2023	2022
 Profit before tax from continuing operations	4,764	5,341	4,513
Tax expense at applicable tax rate of 26.7% (2023: 26.5%; 2022: 26.4%)	1,270	1,418	1,193
Tax effect of:
Foreign tax rates	-220	-210	-134
Non-deductible expenses	325	241	138
Tax-exempt income	-208	-77	297
Withholding taxes	465	297	176
Research and development and foreign tax credits	-91	-89	-84
Prior-year taxes	-70	-8	4
Assessment of deferred tax assets, research and development tax credits, and foreign tax credits	100	138	-124
Other	43	31	-20
 Total income tax expense	1,614	1,741	1,446
Effective tax rate (in %)	33.9	32.6	32.0

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2024	2023
Deferred tax assets
Intangible assets	1,120	1,074
Property, plant, and equipment	39	37
Leases	374	379
Other financial assets[1]	69	85
Trade and other receivables[1]	79	61
Other non-financial assets[1]	48	27
Pension provisions	215	211
Share-based compensation	313	267
Contract liabilities[1]	928	813
Trade and other payables[1]	148	188
Financial liabilities[1]	138	164
Other non-financial liabilities[1]	844	679
Provisions[1]	107	21
Net operating loss carryforwards[1]	310	151
Research and development and foreign tax credits	80	44
Total deferred tax assets (gross)	4,812	4,201
Netting	-2,136	-2,004
/ Total deferred tax assets (net)	2,676	2,197
Deferred tax liabilities
Intangible assets	596	581
Property, plant, and equipment	80	89
Leases[1]	336	334
Other financial assets[1]	249	199
Trade and other receivables[1]	79	135
Other non-financial assets[1]	739	648
Pension provisions	28	33
Share-based compensation[1]	5	6
Contract liabilities[1]	21	10
Trade and other payables[1]	44	42
Financial liabilities[1]	157	191
Other non-financial liabilities[1]	12	1
Provisions[1]	5	2
Total deferred tax liabilities (gross)	2,351	2,271
Netting	-2,136	-2,004
/ Total deferred tax liabilities (net)	215	267

1 Prior-period comparative amounts have been adjusted for a more transparent and detailed presentation of the Components of Recognized Deferred Tax Assets and Liabilities in line with our Consolidated Statements of Financial Position, without effecting net amounts. For more information about further adjustments of prior-period comparative amounts, see Note (D.1).

Movement of Deferred Tax Assets and Liabilities

€ millions	2024	2023	2022
Total deferred tax assets (net) at the beginning of the period	1,930	1,854	1,490
Change in items of the consolidated income statements	320	211	258
Change in items of the consolidated statements of comprehensive income	-2	34	-39
Change in items of the consolidated statements of changes in equity	155	53	0
Change in consolidated companies	-9	-128	81
Other changes (includes mainly currency translation differences)	67	-94	64
Total deferred tax assets (net) at the end of the period	2,461	1,930	1,854

Items Not Resulting in a Deferred Tax Asset

€ millions	2024	2023	2022
Unused tax losses
Not expiring	291	151	315
Expiring in the following year	4	28	14
Expiring after the following year	392	216	344
Total unused tax losses	687	395	673
Deductible temporary differences	375	325	378
Unused research and development and foreign tax credits
Not expiring	41	59	9
Expiring after the following year	8	5	20
Total unused tax credits	49	64	29

Of the unused tax losses, €146 million (2023: €181 million; 2022: €276 million) relate to U.S. state tax loss carryforwards.

In 2024, SAP Group entities that suffered a tax loss in either the current or the preceding period recognized deferred tax assets amounting to €494 million (2023: €90 million; 2022: €17 million) in excess of deferred tax liabilities. The tax loss mainly results from restructuring expenses, and it is probable that sufficient future taxable profit will be available to allow the benefit of the deferred tax assets to be utilized.

We have not recognized a deferred tax liability on approximately €19.57 billion (2023: €22.15 billion) for undistributed profits of our subsidiaries, because we are in a position to control the timing of the reversal of the temporary difference and it is probable that such differences will not reverse in the foreseeable future.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. Currently, we are in dispute with the German and foreign tax authorities. The disputes almost exclusively pertain to deductibility of intercompany royalty payments, intercompany services, and other payments. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,250 million (2023: €1,815 million) in total (including related interest expenses and penalties of €726 million (2023: €1,003 million)).

(C.6) Earnings per Share

€ millions, unless otherwise stated	2024	2023	2022
Profit attributable to equity holders of SAP SE	3,124	3,634	3,277
Profit attributable to equity holders of SAP SE1	3,124	6,139	2,284
Issued ordinary shares[2]	1,229	1,229	1,229
Effect of treasury shares[2]	-62	-61	-58
Weighted average shares outstanding, basic[2]	1,166	1,167	1,170
Dilutive effect of share-based payments[2]	13	12	5
Weighted average shares outstanding, diluted[2]	1,180	1,180	1,175
Earnings per share, basic, attributable to equity holders of SAP SE (in €) from continuing operations	2.68	3.11	2.80
Earnings per share, basic, attributable to equity holders of SAP SE (in €)[1]	2.68	5.26	1.95
Earnings per share, diluted, attributable to equity holders of SAP SE (in €) from continuing operations	2.65	3.08	2.79
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)[1]	2.65	5.20	1.94

1 From continuing and discontinued operations.

2 Number of shares in millions.

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

2024 Acquisitions

WalkMe Acquisition

On June 5, 2024, SAP announced its intent to acquire 100% of the shares of WalkMe Ltd. (“WalkMe”), a leader in Digital Adoption Platforms (DAP). The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals. WalkMe’s shares were delisted after meeting all relevant criteria on September 12, 2024.

The acquisition is expected to help SAP expand its business transformation portfolio. WalkMe’s solutions are designed to help companies navigate ongoing technological change by providing users with advanced guidance and automation capabilities.

€ millions
Cash paid	1,257
Replacement share-based payment awards	41
Call option exercise liability	31
Total consideration transferred	1,329

The consideration transferred amounted to US$1.4 billion. (€1.3 billion) and the majority was paid in cash. SAP hedged this cash amount with respect to foreign currency risks. The replacement of share-based payment awards figure relates to the earned portion of unvested WalkMe equity-settled share-based payment awards. Upon acquisition, SAP exchanged these awards held by employees of WalkMe for either deferred fixed cash compensation or equity-settled share-based payment awards of SAP (both collectively referred as replacement awards). For more information about the terms and conditions of the WalkMe Rights, see Note (B.3).

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of WalkMe, as at the acquisition date:

€ millions
Intangible assets	502
Cash and cash equivalents	202
Other identifiable assets	235
Total identifiable assets	939
Other identifiable liabilities	264
Total identifiable liabilities	264
Total identifiable net assets	675
Goodwill	654
Total consideration transferred	1,329

The initial accounting for the WalkMe business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as tax-related assets and liabilities of WalkMe. Accordingly, the amounts recognized in our financial statements for these items are regarded as provisional as at December 31, 2024.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces. WalkMe goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

–

Evolution of SAP’s strategy to improve adoption, through a WalkMe solution that empowers companies to enhance the utilization of their SaaS systems, increase employee and end-user productivity, and reduce training and support costs.

–	Cross-selling of WalkMe products to existing SAP customers across all regions, enabling seamless workflow execution across business software applications
–	Improved user experience and user productivity by coupling WalkMe’s AI capabilities with SAP's copilot Joule, driving adoption of existing SAP solutions
–	Creation of new business process intelligence offerings by combining WalkMe products and SAP products
–	Improved profitability in WalkMe sales and operations.

The operating results and the assets and liabilities are reflected in our consolidated financial statements starting September 12, 2024.

Impact of Business Combinations on Our Financial Statements

The amounts of revenue and profit or loss of the WalkMe businesses acquired in 2024 since the acquisition date are included in the 2024 consolidated income statements as follows:

€ millions	2024	Contribution of
	as Reported	WalkMe
 Revenue	34,176	61
 Profit after tax	3,150	-47

Had WalkMe been consolidated as at January 1, 2024, our estimated pro forma revenue for the reporting period would have been €34,328 million and proforma profit after tax would have been €3,050 million.

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

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

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of LeanIX, as at the acquisition date:

LeanIX Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	476
Other identifiable assets	106
Total identifiable assets	582
Other identifiable liabilities	210
Total identifiable liabilities	210
Total identifiable net assets	372
Goodwill	859
Total consideration transferred	1,231

In the fourth quarter of 2024, measurement of tax-related assets and liabilities for the LeanIX business combination accounting was completed and resulted in €8 million adjusted to the Other identifiable assets/liabilities opening balance and Goodwill.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

LeanIX goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

-	Cross-selling to existing SAP customers across all regions, using SAP’s sales organization
-	Creation of new offerings by combining LeanIX products and SAP products
-	Enhanced transformation capabilities of SAP Signavio solutions, giving SAP customers unique clarity on the IT landscapes they need to reap the full benefit of business transformation

The allocation of the goodwill resulting from the LeanIX acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the LeanIX business combination. For more information, see Note (D.2).

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the LeanIX business acquired in 2023 since the acquisition date were included in our Consolidated Income Statements for 2023 as follows:

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

2 For 2023 and 2022, the weighted average number of shares was 1,167 million (diluted: 1,180 million) and 1,170 million (diluted: 1,175 million), respectively (treasury stock excluded).

Total operating expenses includes share-based payment expenses related to Qualtrics' equity-settled plan of €403 million in 2023 (€1,182 million in 2022).

2022 Acquisitions

In 2022, we closed the acquisition of Taulia Inc., San Francisco, California (USA) (“Taulia”) and of INNAAS srl, Rome (Italy).

Taulia Acquisition

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of cloud-based working capital management solutions (for SAP's current shareholding percentage, see Note (G.9)). The acquisition closed on March 9, 2022, following satisfaction of customary closing conditions and regulatory approvals; the operating results and the assets and liabilities are reflected in our consolidated financial statements starting on that date.

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

Taulia goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

-	Cross-selling to existing SAP customers across all regions, using SAP’s sales organization
-	Further expansion of SAP Business Network capabilities and strengthening of SAP’s solutions for the CFO office
-	Creation of new offerings by combining Taulia products and SAP products
-	Improved profitability in Taulia sales and operations

The allocation of the goodwill resulting from the Taulia acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the Taulia business combination.

Impact of the Business Combination on Our Financial Statements

The amounts of revenue and profit or loss of the Taulia business acquired in 2022 since the acquisition date were included in our Consolidated Income Statements for 2022 as follows:

Taulia Acquisition: Impact on SAP’s Financials

€ millions	2022	Contribution of
	as Reported	TauliaI
 Revenue	30,871	59
 Profit after tax	1,708	-38

1 From continuing and discontinued operations.

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

The disposal gain of €175 million is included in Other non-operating income/expense, net.

(D.2)   Goodwill

y Goodwill and Intangible Asset Impairment Testing

The annual goodwill impairment test is performed at the operating segment level, since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

In general, the test is performed at the same time (at the beginning of the fourth quarter) for each annual reporting period.

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

Goodwill

€ millions	Goodwill
Historical cost
1/1/2023	33,181
Foreign currency exchange differences	-848
Additions from business combinations	859
Retirements/disposals	-4,008
12/31/2023	29,184
Foreign currency exchange differences	1,415
Additions from business combinations	654
12/31/2024	31,253

Accumulated amortization
1/1/2023	104
Foreign currency exchange differences	-1
12/31/2023	103
Foreign currency exchange differences	2
12/31/2024	105

Carrying amount
12/31/2023	29,081
12/31/2024	31,148

In the first half of 2024, the Company underwent several changes in its segment structure. Starting in the second quarter of 2024, the Company has a single operating segment (at year end 2023, SAP had five operating segments) and monitors its goodwill at this level. For more information about our segments and the changes in 2024, see Note (C.1).

As the initial accounting for the WalkMe business combination is incomplete (for more information, see Note (D.1)), the goodwill added to our single operating segment through the acquisition of WalkMe (€654 million) is provisional.

Goodwill Impairment Test

Our assessment of internal and external factors in 2024, including a) the change in segment structure and b) reorganizations which had no adverse effect, led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2023. Throughout 2024, we have – through a qualitative and quantitative analysis – been continuously monitoring whether triggering events exist. We did not identify any aspects that qualify as a triggering event that would cause the carrying amount of the single operating segment to exceed the recoverable amount. On October 1, 2024, we performed a goodwill impairment test for the operating segment. Significant qualitative inputs used in our impartment test include, but are not limited to, consideration of general macroeconomic conditions, industry market conditions, SAP’s overall financial performance, and movement in the SAP share price. The primary quantitative input for our impairment test is SAP’s market capitalization as at the beginning of the fourth quarter. We believe there is no reasonably plausible change in the SAP share price that would cause the carrying amount of our single operating segment to exceed the recoverable amount.

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

Intangible Assets

€ millions	Software and	Acquired	Customer	Total
	Database Licenses	Technology	Relationships and
			Other Intangibles
Historical cost
1/1/2023	1,057	2,527	7,057	10,641
Foreign currency exchange differences	-1	-65	-185	-251
Additions from business combinations	0	121	355	476
Other additions	22	3	59	84
Retirements/disposals	-92	-767	-2,307	-3,166
Transfers	87	0	-87	0
12/31/2023	1,073	1,819	4,892	7,784
Foreign currency exchange differences	2	103	247	352
Additions from business combinations	0	187	315	502
Other additions	20	3	66	89
Retirements/disposals	-84	-326	-174	-584
Transfers	25	0	-25	0
12/31/2024	1,036	1,786	5,321	8,143

Accumulated amortization
1/1/2023	544	2,041	4,221	6,806
Foreign currency exchange differences	-1	-57	-118	-176
Additions amortization	146	77	305	528
Retirements/disposals	-95	-477	-1,307	-1,879
12/31/2023	594	1,584	3,101	5,279
Foreign currency exchange differences	2	89	151	242
Additions amortization	139	89	253	481
Retirements/disposals	-68	-326	-171	-565
12/31/2024	667	1,436	3,334	5,437

Carrying amount
12/31/2023	479	235	1,791	2,505
12/31/2024	369	350	1,987	2,706

Significant Intangible Assets

€ millions, unless otherwise stated			Remaining
	Carrying Amount		Useful Life
	2024	2023	(in years)
Concur – Customer relationships	540	588	6	to	10
LeanIX - Customer relationships	333	345			12
WalkMe - Customer relationships	246	0			14
WalkMe - Acquired technology	183	0			7
Total significant intangible assets	1,302	933

(D.4)   Property, Plant, and Equipment

y Depreciation of Property, Plant, and Equipment

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leased assets and leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Property, Plant, and Equipment

€ millions	Land and Buildings	Land and	Other Property,	Other Property,	Advance	Total
		Buildings Leased	Plant, and	Plant, and	Payments and
			Equipment	Equipment	Construction
				Leased	in Progress
12/31/2023	1,430	1,320	1,309	55	162	4,276
12/31/2024	1,501	1,391	1,379	66	156	4,493

Additions
12/31/2023	58	102	470	82	98	810
12/31/2024	87	321	549	90	91	1,138

The additions (other than from business combinations) relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. The increase in additions is primarily related to renewals of leased buildings. For more information about leases, see Note (D.5).

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

Leases in the Balance Sheet

€ millions	12/31/2024	12/31/2023
Right-of-use assets
Right-of-use assets – land and buildings	1,391	1,320
Right-of-use assets – other property, plant, and equipment	66	55
Total right-of-use assets	1,457	1,375
/ Property, plant, and equipment	4,493	4,276
Right-of-use assets as % of / Property, plant, and equipment	32	32

Lease liabilities
Current lease liabilities	295	294
/ Current financial liabilities	4,277	1,735
Current lease liabilities as % of / Current financial liabilities	7	17

Non-current lease liabilities	1,420	1,327
/ Non-current financial liabilities	7,169	7,941
Non-current lease liabilities as % of / Non-current financial liabilities	20	17

Leases in the Income Statements

€ millions	2024	2023
Lease expenses within operating profit
Depreciation of right-of-use assets	280	325

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

Equity Investments

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Equity securities	0	6,401	6,401	0	4,967	4,967
Investments in associates	0	144	144	0	135	135
Equity investments	0	6,545	6,545	0	5,102	5,102
Other financial assets	1,629	7,141	8,770	3,344	5,543	8,887
Equity investments as % of / Other financial assets	0	92	75	0	92	57

Investments in Associates

SAP has interests in a number of individually immaterial associates. We own more than 20% of the equity interests or have at least 20% of the voting rights in these entities. Based on these facts and the nature of the relationships, SAP has determined that it has significant influence.

The following table shows, in aggregate, the carrying amount and share of profit of these associates.

€ millions	2024	2023
Carrying amount of interest in associates	144	135
Share of profit and losses from continuing operations	10	-16

The vast majority of the carrying amount of interest in associates relates to SAP Fioneer GmbH.

For a list of the names of other equity investments, see Note (G.9).

Financial Commitments in Venture Capital Funds

€ millions	2024	2023
Committed investments in venture capital funds	267	269

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2024, total commitments to make such investments amounted to €1,100 million (2023: €977 million), of which €833 million had been drawn (2023: €708 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus contractually committed future capital contributions.

Maturities

€ millions	12/31/2024
Investments in Venture
Capital Funds
Due 2025	267
Total	267

(D.7) Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2024	2023
Germany	7,351	7,117
Rest of EMEA	6,781	5,902
EMEA	14,132	13,019
United States	26,840	25,236
Rest of Americas	511	526
Americas	27,351	25,762
India	405	361
Rest of APJ	952	809
APJ	1,356	1,170
SAP Group	42,839	39,951

The increase in non-current assets in the rest of EMEA region is primarily due to the acquisition of WalkMe. For more information, see Note (D.1). The increase in the United States region is primarily due to foreign currency exchange differences for goodwill. For more information, see Note (D.2).

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

(D.8) Purchase Obligations

€ millions	2024	2023
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	270	164
Other purchase obligations	9,322	10,377
Purchase obligations	9,592	10,541

The contractual obligations for acquisition of property, plant, and equipment and intangible assets relate primarily to the purchase of hardware, software, patents, office equipment, and vehicles. The remaining obligations relate mainly to cloud services, marketing, consulting, maintenance, license agreements, and other third-party agreements. The decrease is mainly due to payments made for cloud infrastructure services. Historically, the majority of such purchase obligations have been realized.

Maturities

€ millions	12/31/2024
Purchase Obligations
Due 2025	2,870
Due 2026 to 2029	6,576
Due thereafter	146
Total	9,592

(D.9)Income-Related Government Grants

y Recognition of Income-Related Government Grants

We recognize income-related government grants as a reduction of the related expense in the period in which the expense is incurred.

At the end of 2023, we received a grant from the German government to fund research and development expenditures related to cloud infrastructure. The grant will provide reimbursements of up to €329 million for qualifying expenditures through 2027. As at December 31, 2024, the total amount recognized for reimbursement since the inception of the project was not material.

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

SAP’s prime principle of financial risk management is to safeguard liquidity at a level to be able to meet all our financial obligations. In order to support this goal, SAP’s principal use of cash is focused on:

-	Capital expenditure
-	Quick repayment of financial debt
-	Acquisitions and venture activities
-	Payment of dividends
-	Share buybacks to return excess cash to shareholders

SAP SE’s long-term credit rating is “A1” by Moody’s (stable outlook) and “A+” by S&P Global Ratings (stable outlook).

	12/31/2024		12/31/2023
	€ millions	% of	€ millions	% of	∆ in %
		Total Equity and		Total Equity and
		Liabilities		Liabilities
/ Equity	45,808	62	43,406	64	6
/ Current liabilities	19,079	26	14,641	21	30
/ Non-current liabilities	9,235	12	10,284	15	-10
/ Liabilities	28,314	38	24,925	36	14
thereof financial debt	9,385	13	7,755	11	21
thereof lease liabilities	1,715	2	1,621	2	6
/ Total equity and liabilities	74,122	100	68,331	100	8

In September 2024, SAP issued a short-term loan of €1.25 billion to finance the acquisition of WalkMe, which can be repaid flexibly until September 2025. In December 2024, SAP drew a total of €1 billion via bilateral credit lines with a term of one year as well as €500 million via two commercial paper tranches of €250 million each. In 2024, we also repaid €850 million in Eurobonds and US$323 million in private placements at maturity. The ratio of total nominal volume of financial debt to total equity and liabilities increased 1pp.

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

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

	Issued	Treasury
Millions	Capital	Shares
1/1/2022	1,228.5	-48.9
Purchase of treasury shares	0	-15.7
Reissuance of treasury shares under share-based payments	0	3.3
12/31/2022	1,228.5	-61.4
Purchase of treasury shares	0	-7.6
Reissuance of treasury shares under share-based payments	0	7.7
12/31/2023	1,228.5	-61.3
Purchase of treasury shares	0	-10.9
Reissuance of treasury shares under share-based payments	0	10.2
12/31/2024	1,228.5	-61.9

For more details about the share repurchase program executed in 2023 and 2024, see the section Treasury Shares below.

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital as follows:

-	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until May 19, 2025 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.
-	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until May 19, 2025 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which will be implemented only insofar as the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2024, €100 million, representing 100 million shares, was still available for issuance (2023: €100 million).

Retained Earnings

Retained earnings mainly comprise profit after tax and dividend payments as well as transactions with non-controlling interests.

Other Components of Equity

€ millions	Exchange	Cash Flow	Total
	Differences	Hedges/Cost of
		Hedging
1/1/2022	1,830	-22	1,808
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,186	39	2,224
12/31/2022	4,015	16	4,031
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	-1,597	-8	-1,605
12/31/2023	2,418	9	2,426
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,372	-24	2,349
12/31/2024	4,790	-15	4,775

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

Following the above authorization, in May 2023 we announced a new share buyback program with an aggregate volume of up to €5 billion and a term until December 31, 2025, which is designed primarily to service share-based compensation awards. As part of this program, we acquired shares with a volume of €2,108 million (without incidental acquisition costs) in 2024.

Distribution Policy and Dividends

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling at least 40% of the SAP Group’s non-IFRS profit after tax from continuing operations (previously: 40% or more of the Group’s IFRS profit after tax) and by potentially repurchasing treasury shares in future.

In 2024, we distributed €2,565 million (€2.20 per share) in dividends for 2023, compared to €2,395 million (€2.05 per share) paid in 2023 for 2022 and €2,865 million (€2.45 per share, including a special dividend of €0.50 to celebrate SAP’s 50th anniversary) paid in 2022 for 2021.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2024, the Executive Board intends to propose that a dividend of €2.35 per share (that is, an estimated total dividend of €2,741 million), be paid from the profits of SAP SE.

Non-Controlling Interests

In 2024, a profit of €26 million was attributed to non-controlling interests (2023: a loss of €33 million was attributed to non-controlling interests of other SAP entities, and a loss of € 141 million was attributed to Qualtrics).

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

Group Liquidity and Net Debt

€ millions	2024	2023	∆
/ Cash and cash equivalents	9,609	8,124	1,485
Current time deposits and debt securities	1,471	3,151	-1,680
Group liquidity	11,080	11,275	-195
Current financial debt	-3,639	-1,143	-2,496
Non-current financial debt	-5,746	-6,612	866
Financial debt	-9,385	-7,755	-1,631
Net debt (–)	1,695	3,521	-1,825

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net debt.

Cash and Cash Equivalents

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	3,962	0	3,962	3,369	0	3,369
Time deposits	1,659	0	1,659	2,130	0	2,130
Money market and other funds	3,991	0	3,991	2,478	0	2,478
Debt securities	0	0	0	150	0	150
Expected credit loss allowance	-3	0	-3	-3	0	-3
/ Cash and cash equivalents	9,609	0	9,609	8,124	0	8,124

Non-Derivative Financial Debt Investments

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	1,425	0	1,425	3,028	0	3,028
Debt securities	53	74	128	129	0	129
Financial instruments related to employee benefit plans	0	287	287	0	244	244
Loans and other financial receivables	98	231	329	58	50	108
Expected credit loss allowance	-7	0	-7	-7	0	-7
Non-derivative financial debt investments	1,569	593	2,161	3,209	294	3,503
/ Other financial assets	1,629	7,141	8,770	3,344	5,543	8,887
Non-derivative financial debt investments as % of / Other financial assets	96	8	25	96	5	39

Time deposits with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of acquired commercial paper and acquired bonds of mainly financial and non-financial corporations and municipalities.

The increase in money market funds and other funds was offset by a decrease in time deposits. This strategic shift was aimed at securing liquidity as needed.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

€ millions	2024					2023
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	889	5,650	888	5,201	6,090	850	6,521	849	5,932	6,780
Private placement transactions	0	96	0	99	99	292	90	294	95	388
Commercial Paper	500	0	498	0	498	0	0	0	0	0
Bank loans	2,250	0	2,250	0	2,250	0	0	0	0	0
Financial debt	3,639	5,746	3,636	5,301	8,937	1,143	6,612	1,143	6,026	7,169
/ Financial liabilities			4,277	7,169	11,446			1,735	7,941	9,676
Financial debt as % of / Financial liabilities			85	74	78			66	76	74

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 3.33% in 2024, 3.49% in 2023, and 1.23% in 2022.

None of our financial debt is restricted by financial covenants. Our financial debt includes covenants customarily used, such as change of control or regulatory changes that trigger an immediate repayment. Bonds and private placements are classified as non-current as at December 31, 2024, as SAP has an existing right to defer settlement for at least 12 months after the reporting period. For more information about the risk associated with our financial liabilities, see Note (F.1). For more information about fair values, see Note (F.2).

Bonds

	2024							2023
	Maturity	Issue Price	Coupon Rate	Effective Interest	Nominal Volume		Carrying	Carrying
				Rate	(in respective		Amount	Amount
					currency		(in € millions)	(in € millions)
					in millions)
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%		€1,000	947	914
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%		€600	600	599
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%		€500	500	499
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%		€500	442	428
Eurobond 19 – 2018	2024	99.227%	0.750% (fix)	0.89%		€850	0	849
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%		€1,000	923	891
Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%		€1,250	1,079	1,045
Eurobond 23 – 2020	2026	99.200%	0.125% (fix)	0.26%		€600	599	598
Eurobond 24 – 2020	2029	98.787%	0.375% (fix)	0.51%		€800	712	686
Eurobonds							5,801	6,509
USD bond - 2018	2025	100.000%	4.69% (fix)	4.74%	US$	300	289	271
Bonds							6,090	6,780

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2024					2023
	Maturity	Coupon Rate	Effective Interest	Nominal Volume	Carrying Amount	Carrying Amount
			Rate	(in respective	(in € millions)	(in € millions)
				currency in
				millions)
U.S. private placements
Tranche 8 – 2012	2024	3.33% (fix)	3.37%	US$	0	294
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$	99	95
Private placements					99	388

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency.

Commercial Paper Program

The net proceeds from our commercial paper program (Commercial Paper, or CP) are being used for general corporate purposes. As at December 31, 2024, we have €500 million of CP outstanding with maturities generally less than 12 months and the carrying amount amounted to €498 million (December 31, 2023: €0). The weighted average interest rate of our CP is – 3.03% as at December 31, 2024 (December 31, 2023: 0%).

Loans

SAP drew short-term loans of €2,250 million for general corporate purposes, including the acquisition of WalkMe, that can be flexibly repaid until December 2025. The effective interest rate on the loans is 3.25% in 2024 (2023: 0%). The loans contain information covenants.

Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

€ millions	1/1/2024	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2024
			Combinations	Currency	Changes
Current financial debt	1,143	1,594	0	35	0	868	3,639
Non-current financial debt	6,612	0	0	2	0	-868	5,746
Financial debt (nominal volume)	7,755	1,594	0	37	0	0	9,385
Basis adjustment	-550	0	0	0	131	0	-419
Transaction costs	-35	-3	0	0	0	10	-29
Financial debt (carrying amount)	7,169	1,591	0	37	131	10	8,937
Accrued interest and payment to banks	94	13	0	0	0	123	230
Interest rate swaps	537	0	0	0	-129	0	408
Lease[1]	1,621	-310	0	32	0	372	1,715
Total liabilities from financing activities	9,421	1,294	0	69	2	504	11,290

1 Other includes new lease liabilities.

€ millions	1/1/2023	Cash Flows	Business	Foreign	Fair Value	Other	12/31/2023
			Combinations	Currency	Changes
Current financial debt	3,986	-3,986	0	0	0	1,142	1,143
Non-current financial debt	7,778	0	0	-24	0	-1,142	6,612
Financial debt (nominal volume)	11,764	-3,986	0	-24	0	0	7,755
Basis adjustment	-773	0	0	2	221	0	-550
Transaction costs	-47	0	0	0	0	12	-35
Financial debt (carrying amount)	10,943	-3,986	0	-22	221	12	7,169
Accrued interest	203	-83	0	0	0	-27	94
Interest rate swaps	753	0	0	-1	-215	0	537
Lease	2,140	-332	0	55	0	-241	1,621
Total liabilities from financing activities	14,039	-4,400	0	32	7	-256	9,421

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

Derivatives Designated as Hedging Instruments

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions. With regard to foreign currency risk, hedge accounting relates to the spot price and to the intrinsic values of the derivatives designated and qualifying as cash flow hedges. Accordingly, the effective portion of these components determined on a present value basis is recorded in other comprehensive income. The forward element and time value as well as foreign currency basis spreads excluded from the hedging relationship are recorded as cost of hedging in a separate position in other comprehensive income. As the amounts are not material, they are presented together with the effective portion of the cash flow hedges in our consolidated statements of comprehensive income and consolidated statements of changes in equity. All other components including counterparty credit risk adjustments of the derivative and the ineffective portion are immediately recognized in Financial Income, net in profit or loss. Amounts accumulated in other comprehensive income are generally reclassified to profit or loss to Other non-operating income/expense, net and Financial income, net in the same period when the hedged item affects profit or loss.

b) Net Investment Hedge

In general, we do not hedge the foreign currency exposure from the net assets of subsidiaries with a functional currency different from the euro, and we do not apply net investment hedge accounting. However, in selected cases we might do so, and we applied net investment hedge accounting in 2023. For more information, see Note (D.1).

The designated component in hedge accounting is the spot price of the derivatives designated and qualifying as net investment hedges. Accordingly, the effective portion of this component determined on a present value basis is recorded in Other comprehensive income. All other not-designated components or ineffective portions are immediately recognized in Financial Income, net in profit or loss. Amounts accumulated in Other comprehensive income are reclassified to Other non-operating income/expense, net within profit or loss in the same period when the foreign operation is partially disposed of or sold.

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

d) Valuation and Testing of Effectiveness

At inception of a designated hedging relationship, we document our risk management strategy and the economic relationship between hedged item and hedging instrument. The existence of an economic relationship is demonstrated as well as the effectiveness of the hedging relationship tested prospectively by applying the critical terms match for our foreign currency hedges, since currencies, maturities, and the amounts are closely aligned for the forecasted transactions and for the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively. For interest rate swaps, effectiveness is tested prospectively using statistical methods in the form of a regression analysis, by which the validity and extent of the relationship between the change in value of the hedged items as the independent variable and the fair value change of the derivatives as the dependent variable is determined. The main sources of ineffectiveness are:

-
The effect of the counterparty and our own credit risk on the fair value of the forward exchange contracts and interest rate swaps, which is not reflected in the respective hedged item.

We are exposed to various financial risks, such as market risks (that is, foreign currency exchange rate risk, interest rate risk, and equity price risk), credit risk, and liquidity risk.

We manage market risks, credit risk, and liquidity risk on a Group-wide basis through our global treasury department, global risk management, and global credit management. Risk management policies are established to identify risks, to set appropriate risk limits, and to monitor risks. Risk management policies and hedging strategies are laid out in our internal guidelines (for example, treasury and other internal guidelines), and are subject to continuous internal review, analysis, and update to reflect changes in market conditions and our business.

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

In addition, the intellectual property (IP) holders in the SAP Group are exposed to risks associated with forecasted intercompany cash flows in foreign currencies. These cash flows arise out of royalty payments from subsidiaries to the respective IP holder. The royalties are linked to the subsidiaries’ external revenue. This arrangement leads to a concentration of the foreign currency exchange rate risk with the IP holders, as the royalties are mostly denominated in the subsidiaries’ local currencies, while the functional currency of the IP holders with the highest royalty volume is the euro. The highest foreign currency exchange rate exposure of this kind relates to the currencies of subsidiaries with significant operations, for example the U.S. dollar, the pound sterling, the Japanese yen, the Swiss franc, and, in 2023, the Australian dollar.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity.

Foreign Currency Exchange Rate Risk Management

We continuously monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts.

With regard to our exposure from monetary items, our primary aim is to reduce profit or loss volatility. Therefore, related hedging instruments are not designated as being in a hedge accounting relationship because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives.

With respect to forecasted transactions, up until December 2024 our risk management strategy was to reduce year-over-year profit or loss volatility via a rolling 12-month hedge horizon. Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year by preserving foreign exchange rates valid at the beginning of the calendar year when the FCF guidance is given. Notwithstanding the change in foreign currency exchange rate risk management, our hedged item remains a layer of the forecasted cash flows from royalty payments to IP holders as they correlate to our FCF. Due to the change in our foreign currency exchange rate risk management, we re-designated all existing cash flow hedge relationships and entered into new cash flow hedge relationships in December 2024.

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

For all years presented, no previously highly probable transaction designated as a hedged item in a foreign currency cash flow hedge relationship ceased to be probable. Therefore, we did not discontinue any of our cash flow hedge relationships except for those affected by the change in our foreign currency exchange rate risk management. Also, ineffectiveness was either not material or non-existent in all years reported. Generally, the cash flows of the hedged forecasted transactions are expected to occur and to be recognized in profit or loss monthly within the respective calendar year.

Currency Hedges Designated as Hedging Instruments (Net Investment Hedges)

In 2023, we hedged part of our net investment in our U.S. subsidiaries which have the U.S. dollar as their functional currency, by entering into a deal contingent forward. The hedged risk is the weakening of the U.S. dollar against the euro. The deal contingent forward was designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the U.S. dollar/euro spot rate.

To assess hedge effectiveness, we have determined the economic relationship between the hedging instrument and the hedged item, by comparing changes in the carrying amount of the deal contingent forward that is attributable to a change in the spot rate with changes in the investment in the U.S. subsidiaries due to movements in the spot rate.

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments	Net Investment	Forecasted License Payments	Net Investment
	2024		2023
Change in value used for calculating hedge ineffectiveness	-19	0	19	-15
Cash flow hedge	-19	0	19	0
Cost of hedging	-3	0	-7	0
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0	-15	0	-15

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

€ millions	Forecasted License Payments in EUR	Net Investment in USD	Forecasted License Payments in EUR	Net Investment in USD
	2024		2023
Nominal amount	3,735	0	2,390	0
Carrying amount
Other financial assets	12	0	33	0
Other financial liabilities	-32	0	-20	0
Change in value recognized in OCI	-19	0	19	15
Hedge ineffectiveness recognized in Finance income, net	0	0	0	-106
Cost of hedging recognized in OCI	-3	0	-7	0
Amount reclassified from cash flow hedge in OCI to Other non-operating income, net	-78	0	62	0
Amount reclassified from cost of hedging in OCI to Finance income, net	-17	0	-9	0

On December 31, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Maturity
	2024		2023
	1–6 Months	7–12 Months	1–6 Months	7–12 Months
Forward exchange contracts
Net exposure in € millions	2,078	1,657	1,364	1,025
Average EUR:GBP forward rate	0.83	0.84	0.88	0.88
Average EUR:JPY forward rate	158.63	157.46	148.12	152.10
Average EUR:CHF forward rate	0.92	0.91	0.96	0.94
Average EUR:AUD forward rate	0	0	1.64	1.67
Average EUR:USD forward rate	1.06	1.07	1.10	1.09

Foreign Currency Exchange Rate Exposure

Our risk exposure is based on the following assumptions:

-	The SAP Group’s entities generally operate in their functional currencies. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where material, this foreign currency exchange rate risk is hedged. Therefore, fluctuations in foreign currency exchange rates only have an impact on profit with regard to our unhedged non-derivative monetary financial instruments and related income or expenses.
-	Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

-	The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income
-	Foreign currency embedded derivatives affecting other non-operating expense, net
-	Unhedged foreign - currency monetary assets and liabilities affecting other non - operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31 was as follows:

Foreign Currency Exposure

€ billions	2024	2023
Year-end exposure toward all our major currencies	5.6	4.2
Average exposure	4.5	3.3
Highest exposure	5.6	4.2
Lowest exposure	3.3	2.5

Foreign Currency Exchange Rate Sensitivity

If, on December 31, the foreign currency exchange rates had been higher/lower as described below, this would have had the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

€ millions	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
	2024	2023	2022	2024	2023	2022
Derivatives held within a designated cash flow hedge relationship
All major currencies –10% against the euro				375	238	135
All major currencies +10% against the euro				-375	-238	-135
thereof: USD –10% against the euro				281	131	29
thereof: USD +10% against the euro				-281	-131	-29
Embedded derivatives
All currencies –10% against the respective functional currency	-56	-63	-38
All currencies +10% against the respective functional currency	56	64	31
thereof: EUR –10% against the respective functional currency	-45	-48	-20
thereof: EUR +10% against the respective functional currency	45	48	20
Unhedged monetary assets and liabilities
All currencies –10% against the respective functional currency	-101	-112	-63
All currencies +10% against the respective functional currency	101	112	63
thereof: USD –10% against the respective functional currency	-39	-46	-44
thereof: USD +10% against the respective functional currency	39	46	44

Interest Rate Risk

Interest Rate Risk Factors

We are exposed to interest rate risk as a result of our investing and financing activities mainly in euros and U.S. dollars, since a large part of our investments are based on variable rates and/or short maturities (2024:60%; 2023: 53%) and most of our financing transactions are based on fixed rates and long maturities (2024: 86%; 2023: 100%).

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

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To match the interest rate risk from our financing transactions to our investments, we use receiver interest rate swaps to alter the interest cash flows of certain fixed-rate financial liabilities to floating, and by this means secure the fair value of the swapped financing transactions on a 1:1 ratio. Including interest rate swaps, 40% (2023: 43%) of our total interest-bearing financial liabilities outstanding as at December 31, 2024, had a fixed interest rate.

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

€ millions	2024			2023
	Fixed-Rate	Fixed-Rate	Fixed-Rate	Fixed-Rate
	Borrowing in EUR	Borrowing in USD	Borrowing in EUR	Borrowing in USD
Notional amount	4,550	0	4,550	90
Carrying amount	4,103	0	3,964	89
Accumulated fair value adjustments in Other financial liabilities	423	-3	556	-6
Change in fair value used for measuring ineffectiveness for the reporting period	133	-3	226	1
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains/losses	0	-3	0	-7

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in Interest Rate Hedges

€ millions	2024			2023
	Interest Rate	Interest Rate	Interest Rate	Interest Rate
	Swaps for	Swaps for	Swaps for	Swaps for
	EUR Borrowing	USD Borrowing	EUR Borrowing	USD Borrowing
Notional amount	4,550	0	4,550	90
Carrying amount
Other financial assets	0	0	0	0
Other financial liabilities	-408	0	-535	-1
Change in fair value used for measuring ineffectiveness for the reporting period	-127	-1	-214	-2

As at December 31, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

€ millions					2024
					Maturity
	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts	1,000	1,000	800	500	1,250
Average variable interest rate[1]	4.535%	3.827%	3.056%	3.746%	3.912%
USD interest rate swaps
Nominal amounts
Average variable interest rate[1]

€ millions						2023
						Maturity
	2024	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts		1,000	1,000	800	500	1,250
Average variable interest rate[1]		4.324%	3.679%	2.924%	3.630%	3.817%
USD interest rate swaps
Nominal amounts	90
Average variable interest rate[1]	5.695%

1 Computed based on the interest rate curve as at December 31 of the respective reporting period. Prior-year rates were adjusted.

Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

€ billions	2024				2023
	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments[1]	3.99	3.85	4.29	3.29	2.48	4.12	6.93	2.48
Cash flow interest rate risk
From investments (including interest - bearing cash)[1]	0.72	0.74	0.78	0.75	0.78	0.58	0.78	0.51
From financing	1.25	0.42	1.25	0	0	1.10	1.73	0
From interest rate swaps	4.55	4.63	4.64	4.55	4.64	4.64	4.64	4.64

1 To more accurately present the nature of the risk, we have revised the classification of investment-related risk for the current and previous year. Specifically, we have separated the component to fair value interest rate risk, which was previously included in the cash flow interest rate risk in 2023.

Interest Rate Sensitivity

A sensitivity analysis is provided to show the impact of our interest rate risk exposure on profit or loss and equity in accordance with IFRS 7, considering the following:

-	Changes in interest rates only affect the accounting for non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed-rate financial liabilities, as we account for them at amortized cost. Investments in fixed-rate financial assets classified as fair value through profit or loss were not material at each year end reported. Thus, we do not consider any fixed-rate instruments in the equity-related sensitivity calculation.
-	Income or expenses recorded in connection with non-derivative financial instruments with variable interest rates are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable-rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

-	The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting Financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, we include those effects of market interest rates on interest payments in the profit-related sensitivity calculation.

If, on December 31, interest rates had been higher/lower, this would have had the following effects on Financial income, net:

Interest Rate Sensitivity

€ millions	Effects on Financial Income, Net
	2024	2023	2022
Derivatives held within a designated fair value hedge relationship
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	-46	-46	-58
Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	46	46	5
Variable-rate financing
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	-4	0	-14
Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	4	0	1
Variable-rate investments
Interest rates +100bps for U.S. dollar area/+100bps for euro area (2023: +100bps for U.S. dollar area/+100bps for euro area; 2022: +75bps/+125bps for U.S. dollar/euro area)	47	32	26
Interest rates –100bps for U.S. dollar area/–100bps for euro area (2023: –100bps for U.S. dollar area/–100bps for euro area; 2022: –25bps/–10bps for U.S. dollar/euro area)	-47	-32	-5

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

Equity Price Exposure

On December 31, 2024, our exposure from our investments in equity securities was €6,401 million (2023: €4,967 million; 2022: €5,137 million).

Equity Price Sensitivity

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2024	2023	2022
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 10% (2023: 22%) - increase of financial income, net	640	1,093	503
Decrease in equity prices and respective unobservable inputs of 10% (2023: 22%) - decrease of financial income, net	-640	-1,093	-503

1 For 2022, a +/-10% increase and decrease was assumed.

Most of our equity securities are within the venture-capital-related investment activities. For purposes of our equity price sensitivity disclosure, we benchmarked the historical average of public market returns of the NASDAQ and S&P 500 to the average annual venture capital benchmark returns over a 12-year period, which is the assumed average holding period of venture capital funds. Overall, our analysis indicated a blended return range of +/- 10% in 2024 (+/-22% in 2023).

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

Credit Risk Management

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved major financial institutions and issuers that carry high external ratings, as required by our internal treasury guideline. Among its stipulations, the guideline requires that we invest only in assets from issuers with a minimum rating of at least “BBB flat.” We only invest in issuers with a lower rating in exceptional cases. Such investments were not material in all years presented. The weighted average rating of our financial assets is A. We pursue a policy of cautious investments characterized by predominantly current investments, standard investment instruments, as well as a wide portfolio diversification by doing business with a variety of counterparties.

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

We apply the simplified impairment approach using a provision matrix for all trade receivables and contract assets to take into account any lifetime expected credit losses already at initial recognition. For the purpose of the provision matrix, customers are clustered into different risk classes, mainly based on historical experience with credit losses in the respective SAP subsidiaries. Loss rates used to reflect lifetime expected credit losses are determined using a roll-rate method based on the probability of a receivable progressing through different stages of being overdue and on our actual credit loss experience over the past years. These loss rates are enhanced by forward-looking information to reflect differences between economic conditions during the period over which the historical data has been collected, current conditions, and the expected changes in the economic conditions over the expected life of the receivables. Forward-looking information is based on changes in country risk ratings, or fluctuations in credit default swaps of countries of the customers we do business with. We continuously monitor outstanding receivables locally to assess whether there is objective evidence that our trade receivables and contract assets are credit-impaired. Evidence that trade receivables and contract assets are credit-impaired include, among the trade receivables being past due, information about significant financial difficulty of the customer or non-adherence to a payment plan. We consider receivables to be in default when the counterparty is unlikely to pay its obligations in full, However, a delay of payments (for example, more than 90 days past due) in the normal course of business alone does not necessarily indicate a customer default. We write off account balances either partially or in full if we judge that the likelihood of recovery is remote, which might be evidenced, for example, when bankruptcy proceedings for a customer are finalized or when all enforcement efforts have been exhausted.

The impact of default on our trade receivables from individual customers is mitigated by our large customer base and its distribution across many different industries, company sizes, and countries worldwide. For more information about our trade receivables, see Note (A.2).

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, our exposure to credit risk from cash, time deposits, and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

€ millions, unless otherwise stated	2024
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Not Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB-	-0.1%	7,004	0	-7
Risk class 2 - high risk	BB+ to D	0.0%	105	0	0
Risk class 3 - unrated	NA	-5.5%	55	0	-3
Total		-0.1%	7,164	0	-10

€ millions, unless otherwise stated	2023
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
	Rating	Rate	Not Credit-Impaired	Credit-Impaired
Risk class 1 - low risk	AAA to BBB–	-0.1%	8,664	0	-7
Risk class 2 - high risk	BB+ to D	0.0%	66	0	0
Risk class 3 - unrated	NA	-3.9%	77	0	-3
Total		-0.1%	8,807	0	-10

Master Netting and Similar Arrangements

We enter into derivatives on the basis of the German Master Agreement on Financial Derivatives Transactions (“Deutscher Rahmenvertrag für Finanztermingeschäfte”) and similar agreements. The regulations of these agreements apply particularly in the case of insolvency and not during the normal course of business.

The following table shows the derivative instruments that are subject to such netting arrangements:

Master Netting and Similar Arrangements

€ millions	2024			2023
		Nettable Amounts
		in Case of			Nettable Amounts in
	Carrying Amounts	Insolvency	Net Amount	Carrying Amounts	Case of Insolvency	Net Amount
Financial assets	60	42	18	90	55	35
Financial liabilities	-525	-42	-483	-623	-55	-568

Trade Receivables

As at December 31, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables

€ millions, unless otherwise stated	2024
	Weighted Average Loss Rate	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
		Not Credit-Impaired	Credit-Impaired
AR not due and due	-0.2%	4,439	—	-7
AR overdue 1 to 30 days	-0.9%	619	64	-6
AR overdue 30 to 90 days	-1.4%	603	28	-9
AR overdue more than 90 days	-29.2%	445	263	-207
TOTAL	-3.5%	6,106	355	-229

€ millions, unless otherwise stated	2023
	Weighted Average Loss Rate	Gross Carrying Amount	Gross Carrying Amount	ECL Allowance
		Not Credit-Impaired	Credit-Impaired
AR not due and due	-0.3%	4,036	2	-13
AR overdue 1 to 30 days	-0.6%	770	51	-5
AR overdue 30 to 90 days	-1.5%	564	32	-9
AR overdue more than 90 days	-27.3%	432	213	-176
TOTAL	-3.3%	5,802	298	-203

The movement in the ECL allowance for trade receivables is as follows:

Movement in ECL Allowance for Trade Receivables

€ millions	2024	2023
	ECL Allowance	ECL Allowance
Balance as at 1/1	-203	-261
Net credit losses recognized	-112	-32
Amounts written off	86	90
Balance as at 12/31	-229	-203

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

In September 2019, we initiated a commercial paper (Commercial Paper, or CP) program. As at December 31, 2024, we had €498 million of CP outstanding with maturities generally less than six months (2023: €0 million).

Additionally, as at December 31, 2024 and 2023, the Group had available lines of credit totaling €1,200 million and €555 million, respectively. In 2024, an amount of €1 billion was used through money market loans (for more information, see Note (E.3)). There were immaterial borrowings outstanding under these lines of credit in 2023.

Liquidity Risk Exposure

The table below is an analysis of the remaining contractual maturities of all our financial liabilities and guarantees held as at December 31.

Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency and interest rate derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

We continue to provide rental guarantees for certain offices used by Qualtrics. The amounts shown for the financial guarantees are the gross amounts we guarantee, however, we are entitled to indemnification payments by Qualtrics which will reduce the guarantee amounts disclosed.

Contractual Maturities of Non-Derivative Financial Liabilities

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2024	2025	2026	2027	2028	2029	Thereafter
Non-derivative financial liabilities
Trade payables	-1,178	-1,178	0	0	0	0	0
Bonds	-6,090	-970	-1,161	-1,045	-1,033	-828	-1,775
Private placements	-99	-3	-3	-100	0	0	0
Loans	-2,250	-2,300	0	0	0	0	0
Commercial Paper	-498	-500	0	0	0	0	0
Lease liabilities	-1,715	-371	-287	-237	-184	-148	-821
Other financial liabilities[1]	-270	-21	-32	0	0	0	0
Total of non-derivative financial liabilities	-12,099	-5,343	-1,483	-1,382	-1,217	-976	-2,596

Financial guarantees	0	-19	-19	-19	-20	-20	-315

€ millions	Carrying	Contractual Cash Flows
	Amount
	12/31/2023	2024	2025	2026	2027	2028	Thereafter
Non-derivative financial liabilities
Trade payables	-1,022	-1,022	0	0	0	0	0
Bonds	-6,780	-941	-952	-1,161	-1,045	-1,033	-2,604
Private placements	-388	-305	-3	-3	-94	0	0
Loans	0	0	0	0	0	0	0
Commercial Paper	0	0	0	0	0	0	0
Lease liabilities	-1,621	-350	-260	-204	-159	-127	-804
Other financial liabilities[1]	-263	-34	-30	0	0	0	0
Total of non-derivative financial liabilities	-10,075	-2,652	-1,245	-1,368	-1,298	-1,160	-3,408

Financial guarantees	0	-19	-19	-19	-19	-19	-309

1 The carrying amount of other financial liabilities includes accrued interest for our non - derivative financial debt as well as for derivatives, while the cash outflow of these accrued interest is presented together with the underlying liability in the maturity analysis.

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

€ millions	Carrying	Contractual Cash Flows		Carrying	Contractual Cash Flows
	Amount			Amount
	12/31/2024	2025	Thereafter	12/31/2023	2024	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-85			-66
Cash outflows		-4,003	0		-2,048	0
Cash inflows		3,942	0		2,017	0
Currency derivatives designated as hedging instruments	-32			-20
Cash outflows		-2,805			-958
Cash inflows		2,749			948
Interest rate derivatives designated as hedging instruments	-408			-537
Cash outflows		-230	-649		-242	-848
Cash inflows		60	241		63	301
Total of derivative financial liabilities	-525	-287	-408	-623	-220	-547
Derivative financial assets
Currency derivatives not designated as hedging instruments	51			52
Cash outflows		-2,921			-2,992
Cash inflows		2,977			3,042
Currency derivatives designated as hedging instruments	12			33
Cash outflows		-948			-1,418
Cash inflows		964			1,441
Total of derivative financial assets	63	72	0	85	73	0
Total of derivative financial liabilities and assets	-462	-215	-408	-538	-147	-547

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

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2024
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		9,609
Cash at banks[1]	AC	3,962	3,962
Time deposits[1]	AC	1,656	1,656
Money market and similar funds	FVTPL	3,991		3,991	3,991			3,991
Trade and other receivables		6,983
Trade receivables[1]	AC	6,231	6,231
Other receivables[2]	—	752
Other financial assets		8,770
Debt securities	AC	53	53		53			53
Debt securities	FVOCI	74		74	74			74
Equity securities	FVTPL	6,401		6,401	135		6,266	6,401
Investments in associates[2]	—	144
Time deposits[1]	AC	1,418	1,418
Financial instruments related to employee benefit plans[2]	—	287
Loans and other financial receivables	AC	329	329			329		329
Derivative assets
Designated as hedging instrument
FX forward contracts	—	12		12		12		12
Not designated as hedging instrument
FX forward contracts	FVTPL	51		51		51		51
Liabilities
Trade and other payables		-2,000
Trade payables[1]	AC	-1,178	-1,178
Other payables[2]	—	-823
Financial liabilities		-11,446
Non-derivative financial liabilities
Loans[1]	AC	-2,250	-2,250
Bonds	AC	-6,090	-6,090		-6,286			-6,286
Private placements	AC	-99	-99			-94		-94
Lease liabilities[3]		-1,715	-1,715
Commercial Paper	AC	-498	-498			-498		-498
Other non-derivative financial liabilities	AC	-270	-270			-270		-270
Derivative liabilities
Designated as hedging instrument
FX forward contracts	—	-32		-32		-32		-32
Interest rate swaps	—	-408		-408		-408		-408
Not designated as hedging instrument
FX forward contracts	FVTPL	-85		-85		-85		-85
Total financial instruments, net		11,916	1,550	10,004	-2,032	-995	6,266	3,238

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

€ millions	Category	12/31/2023
		Carrying Amount	Measurement Categories		Fair Value

			At Amortized	At Fair Value	Level 1	Level 2	Level 3	Total
			Cost

Assets
Cash and cash equivalents		8,124
Cash at banks[1]	AC	3,369	3,369
Time deposits[1]	AC	2,277	2,277
Money market and similar funds	FVTPL	2,478		2,478	2,478			2,478
Trade and other receivables		6,525
Trade receivables[1]	AC	5,775	5,775
Trade receivables[1]	FVOCI	122		122		122
Other receivables[2]	—	628
Other financial assets		8,887
Debt securities	AC	129	129		129			129
Equity securities	FVTPL	4,967		4,967	156	0	4,811	4,967
Investments in associates[2]	—	135
Time deposits	AC	3,021	3,021			3,021		3,021
Financial instruments related to employee benefit plans[2]	—	244
Loans and other financial receivables	AC	300	300			300		300
Derivative assets
Designated as hedging instrument
FX forward contracts	—	33		33		33		33
Not designated as hedging instrument
FX forward contracts	FVTPL	52		52		52		52
Call option on equity shares	FVTPL	5		5			5	5
Liabilities
Trade and other payables	—	1,822
Trade payables[1]	AC	-1,022	-1,022
Other payables[2]	—	-800
Financial liabilities		-9,676
Non-derivative financial liabilities
Bonds	AC	-6,780	-6,780		-7,005	0		-7,005
Private placements	AC	-388	-388			-374		-374
Lease liabilities[3]	—	-1,621	-1,621
Other non-derivative financial liabilities	AC	-263	-263			-263		-263
Derivative liabilities
Designated as hedging instrument
FX forward contracts	—	-20		-20		-20		-20
Interest rate swaps	—	-537		-537		-537		-537
Not designated as hedging instrument
FX forward contracts	FVTPL	-66		-66		-66		-66
Total financial instruments, net		12,038	4,798	7,034	-4,242	2,268	4,816	2,720

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

3 For lease liabilities, separate disclosure of fair value is not required.

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2024
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	10,443		10,443
At fair value through other comprehensive income	FVOCI	74		74
At amortized cost	AC	13,649	13,649
Financial liabilities
At fair value through profit or loss	FVTPL	-85		-85
At amortized cost	AC	-10,385	-10,385

Fair Values of Financial Instruments by Instrument Classification

€ millions	Category	12/31/2023
		Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	7,502		7,502
At fair value through other comprehensive income	FVOCI	122		122
At amortized cost	AC	14,873	14,873
Financial liabilities
At fair value through profit or loss	FVTPL	-66		-66
At amortized cost	AC	-8,454	-8,454

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA
Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 1.5 to 24.0) Revenues of investees Discounts for lack of marketability (5% to 39%)	The estimated fair value would increase (decrease) if: -The revenue multiples were higher (lower) -The investees’ revenues were higher (lower) -The liquidity discounts were lower (higher)

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

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, did not take place in 2024 and in 2023 (2022: €93 million), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares, as well as the deal contingent forward from our net investment hedge classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

€ millions	2024		2023
		Unlisted Equity Securities
	Unlisted Equity Securities	and Call Options on	Deal Contingent Forward
		Equity Shares
1/1	4,817	4,883	0
Transfers
Into Level 3	7	9
Out of Level 3	-2	-8
Purchases	773	417
Sales	-132	-101
Settlements			91
Gains/losses
Included in financial income, net	481	-219	-106
Included in exchange differences in other comprehensive income	325	-164	15
12/31	6,269	4,817	0
Change in unrealized gains/losses in profit or loss for equity investments held at the end of the reporting period	674	532	0

Transfers out of Level 3 are due to initial public offerings of the respective investees or distributions in kind in the form of listed investees. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity securities held as FVTPL as at the reporting date.

Section G — Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to the Executive Board, the Supervisory Board, related-party transactions, and other corporate governance topics.

(G.1) Prepaid Expenses and Other Tax Assets

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	988	430	1,418	844	386	1,230
Other tax assets	256	67	323	241	33	274
Total	1,244	497	1,741	1,085	419	1,504
/ Other non-financial assets	2,682	3,990	6,672	2,374	3,573	5,947
Prepaid expenses and other tax assets as % of / Other non-financial assets	46	12	26	46	12	25

Prepaid expenses primarily consist of prepayments for hyperscalers, support services, and software royalties. Other tax assets primarily consist of value-added tax (VAT).

(G.2) Provisions for Interest and Penalties Related to Taxes and Other Tax Liabilities

Provisions for Interest and Penalties Related to Taxes

€ millions	2024
	Current	Non-Current	Total
1/1/2024	11	142	153
Addition	30	84	114
Utilization	0	-71	-71
Release	0	-16	-16
Transfer	9	-9	0
Currency impact	2	4	6
12/31/2024	52	134	186
Total provisions	716	494	1,210
Provisions for interest and penalties related to taxes as % of  Provisions	7	27	15

The provisions primarily consist of interest related to income taxes.

Other Tax Liabilities

€ millions	2024			2023
	Current	Non-Current	Total	Current	Non-Current	Total
Other tax liabilities	1,009	0	1,009	870	0	870
/ Other non-financial liabilities	5,533	749	6,282	5,647	698	6,345
Other tax liabilities as % of / Other non-financial liabilities	18	0	16	15	0	14

Other tax liabilities primarily consist of VAT, payroll tax, and withholding tax.

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend against all claims and lawsuits against us.The provisions recorded for these claims and lawsuits as at December 31, 2024, are neither individually nor in the aggregate material to SAP.

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

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. We currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2024, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

In June 2018, Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc., and SAP Labs, LLC in U.S. federal court in California. Teradata alleged that SAP had misappropriated trade secrets of Teradata, had infringed Teradata’s copyrights (this claim was subsequently withdrawn by Teradata), and had violated U.S. antitrust laws. Teradata sought unspecified monetary damages and injunctive relief. In 2019, SAP asserted patent infringement counterclaims against Teradata seeking monetary damages and injunctive relief. In 2020, Teradata initiated a second civil lawsuit against SAP asserting patent infringement, seeking monetary damages and injunctive relief; in February 2021, SAP filed patent infringement counterclaims against Teradata in this second U.S. lawsuit as well as a civil lawsuit against Teradata in Germany asserting patent infringement, seeking monetary damages and injunctive relief. All claims between the parties were dismissed in November 2021 after the district court issued a summary judgment decision in SAP's favor on Teradata's antitrust and trade secret claims. Teradata appealed the district court's summary judgment decision. In December 2024, the U.S. Appeals Court granted Teradata’s appeal and ordered that the case be returned to the district court for further proceedings and potentially including trial on Teradata’s antitrust and trade secret claims.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with foreign tax authorities regarding assessments and litigation matters on intercompany royalty payments and intercompany services. The total potential amount in dispute related to these matters for all applicable years is approximately €274 million (2023: €416 million). We have not recorded a provision for these matters, as we believe that we will prevail.

For more information about our income tax-related litigation, see Note (C.5).

Anti-Bribery Matters

In January 2024, following comprehensive and exhaustive investigations, dialogue, and corresponding remediation activities, SAP entered into a final settlement agreement with the U.S. SEC and the U.S. DOJ, as well as with local authorities and parties in South Africa, to resolve the criminal and civil claims fully and finally against SAP. Under this agreement, SAP has been required to make payments amounting to €207 million and will continue to enhance its compliance program, including related internal controls, policies, and procedures, and report to and cooperate with relevant regulators.

As a consequence, as at December 31, 2023, provisions for fines in regulatory compliance matters totaling €155 million were recognized in our Consolidated Financial Statements for the year 2023, as were repayments to customers, for which revenue recognized from contracts with customers have been reversed. A considerable portion of these repayments to customers was eligible to be credited against the fines incurred in the regulatory compliance matters. The settlement payments were completed in 2024.

(G.4) Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2024

Christian Klein

Chief Executive Officer

Strategy & Operations, Corporate Development, Sustainability, Business AI, Compliance, Corporate Communications, Customer Success, Technology & Innovation

Supervisory Board, adidas AG, Herzogenaurach, Germany

Muhammad Alam (from April 1, 2024)

SAP Product Engineering

Global responsibility for all SAP business software applications including product strategy, product management, design, and development

Dominik Asam

Chief Financial Officer

Global Finance & Administration including Legal, Investor Relations, Internal Audit, Data Protection & Export Control, Government Affairs

Supervisory Board, Bertelsmann Management SE and Bertelsmann SE & Co. KGaA, Guetersloh, Germany

Thomas Saueressig

Customer Services & Delivery

Global responsibility for long-term customer value in the cloud including customer services, premium engagements and customer support; cloud infrastructure, cloud operations, cloud lifecycle management, and private cloud delivery

Board of Directors, Nokia Corporation, Espoo, Finland

Gina Vargiu-Breuer (from February 1, 2024)

Chief People Officer, Labor Director

People & Culture

Executive Board Members Who Left During 2024

Scott Russell (until August 31, 2024)

Julia White (until August 31, 2024)

Juergen Mueller (until September 30, 2024)

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2024

Dr. h. c. mult. Pekka Ala-Pietilä (from May 15, 2024)2, 6, 7

Chairperson

Chairperson of the Board of Directors of Sanoma Corporation, Helsinki, Finland

Lars Lamadé1, 2, 7

Deputy Chairperson

Head of Global Sponsorships, SAP SE, Walldorf, Germany

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Jakub Černý (from May 15, 2024)1, 4, 5

Demand Manager, SAP ČR, Prague, Czech Republic

Pascal Demat (from May 15, 2024)1, 5, 7

Solution Advisor HCM, SAP Belgium, Brussels, Belgium

SAP SE Works Council (Europe), Walldorf, Germany

Aicha Evans2, 4, 6

Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, CA, United States

Board of Directors, Joby Aviation LLC, Santa Cruz, CA, United States

Andreas Hahn (from May 15, 2024)1, 2, 4

Product Expert, Digital Supply Chain Standards SAP SE, Walldorf, Germany

Chairperson of the SAP SE Works Council (Europe), Walldorf, Germany

Member of the SAP SE Works Council, Walldorf, Germany

Prof. Dr. Ralf Herbrich (from May 15, 2024)4, 5

Managing Director and Professor for artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH, Potsdam, Germany

Margret Klein-Magar1, 2, 3

Head of SAP Alumni Relations SAP SE, Walldorf, Germany

Chairperson of the Spokespersons’ Committee of Senior Managers of SAP SE

Jennifer Xin-Zhe Li3, 5

General Partner of Changcheng Investment Partners, Beijing, China

Board of Directors, ABB Ltd., Zurich, Switzerland

Board of Directors, Full Truck Alliance Co. Ltd., Nanjing, Jiangsu, China, and Cayman Islands

Dr. Qi Lu4

CEO, MiraclePlus Ltd., Beijing, China

Board of Directors, Pinduoduo Inc., Shanghai, China

Chairperson of the Board of Directors, Pine Field Holding Limited, Cayman Islands

Chairperson of the Board of Directors, Pine Field Holding Limited, Hong Kong, China

Chairperson of the Board of Directors, Pine Field Ltd., Beijing, China

César Martin (from May 15, 2024)1, 3, 4

SAP EMEA Enterprise Architect, SAP Spain, Madrid, Spain

Chairperson of the SAP Spain Works Council, Madrid, Spain

Member of the SAP SE Works Council (Europe), Walldorf, Germany

Gerhard Oswald3, 4, 7

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Advisory Board, appliedAI Initiative GmbH, Munich, Germany

Dr. Friederike Rotsch2, 3, 6, 7

Group General Counsel, Deutsche Bank AG, Frankfurt am Main, Germany

Nicolas Sabatier (from May 15, 2024)1, 2, 4

Chief Product Expert, Sustainability Innovation, SAP France SA, Paris, France

Member of the SAP SE Works Council (Europe), Walldorf, Germany

Secretary of the SAP France Works Council, Paris, France

Dr. Eberhard Schick (from May 15, 2024)1, 3, 5

Chairperson of the SAP SE Works Council, Walldorf, Germany

Nina Straßner (from May 15, 2024)1, 3, 5, 7

HRBP Senior Manager, Global Head of People Initiatives, SAP SE, Walldorf, Germany

Dr. Rouven Westphal2, 5, 6

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

Dr. Gunnar Wiedenfels3, 5, 6

Chief Financial Officer, Warner Bros. Discovery, Inc., New York, NY, United States

Board of Directors, OWN LLC, West Hollywood, CA, United States

Board of Directors, Speechagain, Inc., New York, NY, United States

Supervisory Board Members Who Left During 2024

Prof. Dr. h. c. Hasso Plattner (until May 15, 2024)

Manuela Asche-Holstein (until May 15, 2024)

Monika Kovachka-Dimitrova (until May 15, 2024)

Peter Lengler (until May 15, 2024)

Christine Regitz (until May 15, 2024)

Dr. h. c. Punit Renjen (until May 15, 2024)

Heike Steck (until May 15, 2024)

Helmut Stengele (until May 15, 2024)

James Wright (until May 15, 2024)

1 Appointed by the SAP SE Works Council (Europe)
2 Member of the Company’s Personnel and Governance Committee
3 Member of the Company’s Audit and Compliance Committee
4 Member of the Company’s Product and Technology Committee
5 Member of the Company’s Finance and Investment Committee
6 Member of the Company’s Nomination Committee
7 Member of the Company’s Government Security Committee

(G.5) Executive and Supervisory Board Compensation

y Accounting Policy

The short-term employee benefits disclosed below in the table “Executive Board Compensation” include a short-term, one-year performance-based compensation (“short-term incentive,” STI). The STI is granted in the Executive Board member’s home currency for a single year. Payment of part of the payout amount under the STI is deferred by one or two additional years and linked to the performance of the SAP share price (“STI deferral”). The short-term employee benefits include both the granted and the deferred amount.

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the share units in the respective year. In 2024, share units were issued to the Executive Board members under the LTI 2024. In 2023 and 2022, share units were issued to the Executive Board members under the LTI 2020. For more information about the terms and details of these plans, see Note (B.3).

In the table “Share-Based Payment for Executive Board Members,” the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for each of the years 2024, 2023, and 2022 was as follows:

Executive Board Compensation

€ thousands	2024	2023	2022
Short-term employee benefits	21,116	19,632	12,556
Share-based payment	22,279	24,469	20,726
Subtotal	43,395	44,101	33,282
Post-employment benefits	-269	1,033	-1,429
thereof defined-benefit	-711	673	-1,433
thereof defined-contribution	441	360	4
Termination benefits	21,615	NA	9,600
Total	64,741	45,134	41,453

Share-Based Payment for Executive Board Members

	2024	2023	2022
Number of share units granted	126,244	214,530	205,965
Total expense in € thousands	52,062	36,127	9,986

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2024	2023	2022
DBO 12/31	1,187	2,192	1,462
Annual pension entitlement	88	137	114

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2024	2023	2022
Total compensation	5,579	5,427	5,206
thereof fixed compensation	3,507	3,185	3,149
thereof committee remuneration	2,071	2,242	2,058

The Supervisory Board compensation is a short-term benefit. The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2024	2023	2022
Payments	2,444	2,329	2,217
DBO 12/31	32,213	33,251	31,217

In 2023, SAP granted a loan within the SAP - Flex Loan program for its employees, amounting to €5,000 to an employee who later joined the Supervisory Board as an employee representative in 2024. Besides this loan, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2024, 2023, or 2022.

(G.6) Related Party Transactions Other Than Board Compensation

Certain Supervisory Board members of SAP SE currently hold, or held within the last year, positions of significant responsibility with other entities. We have relationships with certain of these entities in the ordinary course of business, whereby we buy and sell products, assets, and services on terms believed to be consistent with those negotiated at arm’s length between unrelated parties.

Occasionally, members of the Executive Board of SAP SE obtain services from SAP for which they pay a consideration consistent with those negotiated at arm’s length between unrelated parties.

All amounts related to the abovementioned transactions were immaterial to SAP in all periods presented.

On May 15, 2024, the Annual General Meeting of Shareholders elected Pekka Ala Pietilä as chairperson of the Supervisory Board as successor to Hasso Plattner, whose term of office expired with effect from that date. As of his election date, Pekka Ala-Pietilä became a related party. Subsequently, all parties that were considered related to SAP due to their connection to and/or their relationship with Hasso Plattner are not considered as related parties after May 15, 2024. This includes transactions after that date as well as outstanding balances and commitments.

SAP has relationships with joint ventures and associates in the ordinary course of business whereby SAP buys and sells a wide variety of products and services generally on arm’s length terms.

Related Party Transactions

							Companies Controlled by
	Executive Board Members		Supervisory Board Members				Supervisory Board Members		Associated Entities
€ millions	2024	2023	2024		2023		2024	2023	2024	2023
Products and services provided	NA	NA	NA		0		0	0	55	13
Products and services received	NA	NA	2	[1]	2	[1]	1	3	90	110
Sponsoring and other financial support provided	NA	NA	NA		NA		5	7	NA	NA
Outstanding balances at year end (Vendors)	NA	NA	NA		0		NA	0	2	6
Outstanding balances at year end (Customers)	NA	NA	0		0		NA	0	20	0
Commitments at year end	NA	NA	NA		0		NA	42	NA	NA

1 Including services from employee representatives on the Supervisory Board in their capacity as employees of SAP.

All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.5).

(G.7) Principal Accountant Fees

At the Annual General Meeting of Shareholders held on May 15, 2024, our shareholders elected BDO AG Wirtschaftsprüfungsgesellschaft (BDO) as SAP’s independent auditor for 2024. BDO has been the Company’s principal auditor since the fiscal year 2023.

For fiscal years 2002 to 2022, KPMG AG Wirtschaftsprüfungsgesellschaft was the Company’s principal auditor.

BDO and other firms in the global BDO network charged the following fees to SAP for audit and other professional services related to 2024 and 2023 (KPMG for 2022):

€ millions	2024			2023			2022
	BDO AG	Foreign BDO		BDO AG	Foreign BDO		KPMG AG	Foreign
	(Germany)	Firms	Total	(Germany)	Firms	Total	(Germany)	KPMG Firms	Total
Audit fees	8	6	14	8	5	13	4	10	14
Audit-related fees	1	6	7	0	1	1	3	7	10
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	9	11	20	8	6	14	7	17	24

Audit fees are the aggregate fees charged by BDO for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by BDO for assurance and related services that are reasonably related to the performance of the audit and for service organization attestation procedures.

(G.8) Events After the Reporting Period

Organizational Changes

In January 2025, SAP announced the following organizational changes, among others:

–	The Supervisory Board had extended Thomas Saueressig’s Executive Board contract for another three years until the end of October 2028.
–	Effective February 1, 2025, the Supervisory Board had appointed Sebastian Steinhaeuser to the Executive Board in the role of Chief Operating Officer.
–

Effective February 1, 2025, the Executive Board had established an Extended Board, comprised of senior leaders from key functions supporting the Executive Board with advisory, coordination, and decision preparation.

Operating Segments

As result of the organizational changes in the first quarter of 2025, SAP is currently assessing a separate operating segment for the services function within the Customer Services & Delivery (CS&D) Board area, led by Thomas Saueressig.

(G.9) Scope of Consolidation; Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2022	288
Additions	12
Disposals	-65
12/31/2023	235
Additions	10
Disposals	-19
12/31/2024	226

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers, liquidations, and divestitures of legal entities.

Subsidiaries1

Major Subsidiaries

Name and Location of Company	Ownership	Total Revenue	Profit/Loss	Total Equity as	Number of
		in 2024[2]	(–) After Tax for	at 12/31/2024[2]	Employees as	Footnote
			2024[2]		at 12/31/2024[3]
	%	€ thousands	€ thousands	€ thousands
Ariba Technologies India Private Limited, Bengaluru, India	100	134,983	27,654	60,931	1,345
Ariba, Inc., Palo Alto, CA, United States	100	1,197,707	481,663	3,637,872	1,393
Concur Technologies, Inc., Bellevue, WA, United States	100	2,269,859	599,747	7,579,955	2,763
SAP (China) Co., Ltd., Shanghai, China	100	1,322,903	15,722	-81,494	6,442	13
SAP (Schweiz) AG, Biel, Switzerland	100	1,519,757	55,674	252,873	821
SAP (UK) Limited, Feltham, United Kingdom	100	1,565,630	49,980	223,774	1,531	13
SAP America, Inc., Newtown Square, PA, United States	100	9,534,492	9,274,460	21,910,872	8,521
SAP Argentina S.A., Buenos Aires, Argentina	100	238,181	2,785	12,472	1,262	13
SAP Asia Pte. Ltd., Singapore, Singapore	100	771,104	57,192	62,465	1,128	13
SAP Australia Pty. Ltd., Sydney, Australia	100	864,311	28,631	114,584	1,187
SAP Brasil Ltda., São Paulo, Brazil	100	860,542	16,541	100,749	3,234	13
SAP Canada Inc., Toronto, Canada	100	1,312,653	111,144	770,602	2,961
SAP Deutschland SE & Co. KG, Walldorf, Germany	100	6,343,048	534,083	1,578,098	5,217	9
SAP España - Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100	718,448	122,449	110,369	997
SAP France S.A., Levallois-Perret, France	100	1,369,306	136,775	1,849,849	1,406
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100	202,374	6,111	36,671	1,607
SAP India Private Limited, Bengaluru, India	100	902,960	73,322	263,069	2,567
SAP Industries, Inc., Newtown Square, PA, United States	100	646,265	185,900	1,709,305	192
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100	848,348	59,871	120,584	823
SAP Japan Co., Ltd., Tokyo, Japan	100	1,234,747	75,870	186,110	1,364
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100	147,639	7,814	40,977	1,648
SAP Labs India Private Limited, Bengaluru, India	100	1,052,776	152,223	359,228	11,474
SAP Labs, LLC, Palo Alto, CA, United States	100	694,989	108,643	1,002,786	1,462
SAP México S.A. de C.V., Mexico City, Mexico	100	583,793	3,365	113,858	1,218	13
SAP National Security Services, Inc., Newtown Square, PA, United States	100	1,182,435	203,689	617,815	726
SAP Nederland B.V., 's-Hertogenbosch, the Netherlands	100	887,685	165,855	593,195	667
SAP Philippines, Inc., Taguig City, Philippines	100	127,743	4,116	12,794	1,033	13
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100	356,597	84,637	174,992	1,732
SAP Services s.r.o., Prague, Czech Republic	100	151,161	3,719	24,496	1,574	13

Other Subsidiaries4

Name and Location of Company	Ownership	Footnote
	%
"SAP Kazakhstan" LLP, Almaty, Kazakhstan	100
110405, Inc., Newtown Square, PA, United States	100
Abakus Ukraine Limited Liability Company, Kyiv, Ukraine	100
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100	13
AppGyver Inc., Indianapolis, IN, United States	100
AppGyver Oy., Espoo, Finland	100
Ariba Czech s.r.o., Prague, Czech Republic	100	13
Ariba India Private Limited, Gurugram, India	100
Ariba International Holdings, Inc., Wilmington, DE, United States	100
Ariba Technologies Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Baiza Capital Designated Activity Company, Dublin, Ireland	0	8
Baiza Capital Italia s.r.l., Milan, Italy	0	8
Baiza Capital LLC, Newark, NJ, United States	0	8
Baiza Capital S.A., Luxembourg, Luxembourg	0	8
Business Objects Option, LLC, Wilmington, DE, United States	100
Business Objects Software Limited (Trading as SAP Solutions), Dublin, Ireland	100
Callidus Software Inc., San Ramon, CA, United States	100
CallidusCloud (India) Private Limited, Hyderabad, India	100
Cleanshelf, Inc., San Francisco, CA, United States	100

Name and Location of Company	Ownership	Footnote
	%
CNQR Operations Mexico S. de. R.L. de. C.V., Mexico City, Mexico	100
Concur (Canada), Inc., Toronto, Canada	100
Concur (Czech) s.r.o., Prague, Czech Republic	100	13
Concur (France) S.A.S., Levallois-Perret, France	100
Concur (Germany) GmbH, Frankfurt am Main, Germany	100	10, 11
Concur (Japan) Ltd., Tokyo, Japan	100
Concur (Philippines) Inc., Makati City, Philippines	100
Concur (Switzerland) GmbH, Zurich, Switzerland	100
Concur Holdings (Netherlands) B.V., 's-Hertogenbosch, the Netherlands	100
Concur Technologies (Australia) Pty. Ltd., Sydney, Australia	100
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100
Concur Technologies (India) Private Limited, Bengaluru, India	100
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100	13
Concur Technologies (UK) Limited, Feltham, United Kingdom	100	13
ConTgo Consulting Limited, Feltham, United Kingdom	100
ConTgo Limited, Feltham, United Kingdom	100
Delos Cloud GmbH, Walldorf, Germany	100
Emarsys eMarketing Systems GmbH, Vienna, Austria	100	13
Emarsys İletişim Sistemleri Tic. Ltd Şti., Istanbul, Turkey	100
Emarsys Interactive Services GmbH, Berlin, Germany	100
Emarsys Limited, Hong Kong, China	100
Emarsys North America, Inc., Indianapolis, IN, United States	100
Emarsys Pte. Ltd., Singapore, Singapore	100
Emarsys Pty. Ltd., Sydney, Australia	100
Emarsys S.A.S., Levallois-Perret, France	100	13
Emarsys Schweiz GmbH, Zurich, Switzerland	100
Emarsys UK Ltd, London, United Kingdom	100	13
EMARSYS-Technologies Informatikai Szolgáltató Kft., Budapest, Hungary	100

Name and Location of Company	Ownership	Footnote
	%
FreeMarkets Ltda., São Paulo, Brazil	100
LeadFormix, Inc., San Ramon, CA, United States	100
LeanIX France S.A.R.L., Courbevoie, France	100
LeanIX GmbH, Bonn, Germany	100
LeanIX SI d.o.o., Ljubljana, Slovenia	100
LeanIX UK Limited, London, United Kingdom	100
LeanIX US Holdings, Inc., Watertown, MA, United States	100
LeanIX, B.V., Amsterdam, the Netherlands	100
LeanIX, Inc., Houston, TX, United States	100
LLC “SAP Labs“, Moscow, Russia	100
LLC “SAP Ukraine”, Kyiv, Ukraine	100	13
Loyalsys Technologies Israel Ltd., Tel Aviv - Yafo, Israel	100
LXTECH India Private Limited, Hyderabad, India	100
Outerjoin, Inc., San Ramon, CA, United States	100
OutlookSoft Deutschland GmbH, Walldorf, Germany	100	10, 11
PT SAP Indonesia, Jakarta, Indonesia	99
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100
Quadrem Chile Ltda., Santiago de Chile, Chile	100
Quadrem International Ltd., Hamilton, Bermuda	100

Name and Location of Company	Ownership	Footnote
	%
Quadrem Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Quadrem Overseas Cooperatief U.A., 's-Hertogenbosch, the Netherlands	100
Quadrem Peru S.A.C., Lima, Peru	100
SAP (Beijing) Software System Co., Ltd., Beijing, China	100
SAP (China) Holding Co., Ltd., Beijing, China	100
SAP Andina y del Caribe C.A., Caracas, Venezuela	100	13
SAP AZ LLC, Baku, Azerbaijan	100
SAP Belgium – Systems, Applications and Products S.A., Brussels, Belgium	100
SAP Beteiligungs GmbH, Walldorf, Germany	100
SAP Bulgaria EOOD, Sofia, Bulgaria	100
SAP Chile Limitada, Santiago de Chile, Chile	100	13
SAP CIS, LLC, Moscow, Russia	100
SAP Colombia S.A.S., Bogotá, D.C., Colombia	100	13
SAP Costa Rica, S.A., Escazú, Costa Rica	100	13
SAP ČR, spol. s r.o., Prague, Czech Republic	100
SAP Cyprus Limited, Strovolos, Cyprus	100
SAP Danmark A/S, Copenhagen, Denmark	100
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP društvo s ograničenom odgovornošću za digitalnu ekonomiju novog tisućljeća, Zagreb, Croatia	100
SAP East Africa Limited, Nairobi, Kenya	100	13
SAP Egypt LLC, Cairo, Egypt	100	13
SAP EMEA Inside Sales S.L., Madrid, Spain	100

Name and Location of Company	Ownership	Footnote
	%
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Estonia OÜ, Tallinn, Estonia	100
SAP Financial, Inc., Toronto, Canada	100
SAP Finland Oy, Espoo, Finland	100
SAP Foreign Holdings GmbH, Walldorf, Germany	100
SAP France Holding S.A., Levallois-Perret, France	100
SAP Global Marketing, Inc., New York, NY, United States	100
SAP Hellas Single Member S.A., Athens, Greece	100
SAP Hong Kong Co., Ltd., Hong Kong, China	100	13
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100	10, 11
SAP India (Holding) Pte. Ltd., Singapore, Singapore	100
SAP International Panama, S.A., Panama City, Panama	100
SAP International, Inc., Miami, FL, United States	100
SAP Investments, Inc., Wilmington, DE, United States	100
SAP Ireland Limited, Dublin, Ireland	100	13
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100
SAP Israel Ltd., Ra’anana, Israel	100	13
SAP Korea Ltd., Seoul, South Korea	100
SAP Labs France S.A.S., Mougins, France	100
SAP Labs Israel Ltd., Ra’anana, Israel	100
SAP Labs Korea, Inc., Seoul, South Korea	100
SAP Latvia SIA, Riga, Latvia	100
SAP Lietuva UAB, Vilnius, Lithuania	100
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100

Name and Location of Company	Ownership	Footnote
	%
SAP Middle East and Africa North Regional Headquarter Company, Riyadh, Kingdom of Saudi Arabia	100	5
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	100	13
SAP Middle East FZ-LLC, Dubai, United Arab Emirates	100	13
SAP Nederland Holding B.V.,‘s-Hertogenbosch, the Netherlands	100
SAP New Zealand Limited, Auckland, New Zealand	100
SAP Norge AS, Oslo, Norway	100
SAP North West Africa Ltd, Casablanca, Morocco	100
SAP Österreich GmbH, Vienna, Austria	100
SAP Perú S.A.C., Lima, Peru	100	13
SAP Polska Sp. z o.o., Warsaw, Poland	100
SAP Portals Holding Beteiligungs GmbH, Walldorf, Germany	100
SAP Portals Israel Ltd., Ra’anana, Israel	100
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100
SAP Public Services, Inc., Washington, DC, United States	100
SAP Puerto Rico GmbH, Walldorf, Germany	100	10, 11, 13
SAP Retail Solutions Beteiligungsgesellschaft GmbH, Walldorf, Germany	100
SAP Saudi Software Services Ltd., Riyadh, Kingdom of Saudi Arabia	100
SAP Saudi Software Trading Ltd., Riyadh, Kingdom of Saudi Arabia	75	13

Name and Location of Company	Ownership	Footnote
	%
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100
SAP Slovensko s.r.o., Bratislava, Slovakia	100
SAP Software and Services WLL, Doha, Qatar	49	6, 13
SAP Svenska Aktiebolag, Stockholm, Sweden	100
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100
SAP Taiwan Co., Ltd., Taipei, Taiwan	100
SAP Technologies Inc., Palo Alto, CA, United States	100
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100
SAP Ventures Investment GmbH, Walldorf, Germany	100	10, 11
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100
SAP West Balkans d.o.o., Belgrade, Serbia	100
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP.io Fund, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments II Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments II, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments III Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments III, L.P., Austin, TX, United States	0	7
Sapphire SAP HANA Fund of Funds, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund I, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund II, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund III, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund IV, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund V, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VI, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VII-A, L.P., Austin, TX, United States	0	7
SAPV (Mauritius), Ebene, Mauritius	100	7
SC SAP Romania SRL, Bucharest, Romania	100
Shanghai SAP Cloud Technology Company, Ltd., Shanghai, China	100
Signavio, Inc., Newtown Square, PA, United States	100
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100	13

Name and Location of Company	Ownership	Footnote
	%
SuccessFactors, Inc., Newtown Square, PA, United States	100
Sybase Angola, LDA, Luanda, Angola	100
Sybase, Inc., San Ramon, CA, United States	100
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	81	13
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100	13
Taulia (Shanghai) Smart Technology Co. Ltd., Shanghai, China	100
Taulia Arabia LLC, Riyadh, Kingdom of Saudi Arabia	100
Taulia Australia Pty. Ltd., Sydney, Australia	100
Taulia Bulgaria EOOD, Sofia, Bulgaria	100
Taulia GmbH, Düsseldorf, Germany	100	12
Taulia LLC, San Francisco, CA, United States	96
Taulia Singapore Pte. Ltd., Singapore, Singapore	100
Taulia Trade Technology GmbH, Düsseldorf, Germany	100	12
Taulia UK Ltd., London, United Kingdom	100	13
TRX Europe Limited, Feltham, United Kingdom	100
TRX Technologies India Private Limited, Bengaluru, India	100
TRX UK Limited, Feltham, United Kingdom	100
TRX, Inc., Bellevue, WA, United States	100
Volume Integration, Inc., Chantilly, VA, United States	100
WalkMe Australia Pty. Ltd., Sydney, Australia	100	5
WalkMe Canada Ltd., Toronto, Canada	100	5
WalkMe Germany GmbH, Frankfurt am Main, Germany	100	5,12
WalkMe K.K., Tokyo, Japan	100	5
WalkMe Ltd., Tel Aviv - Yafo, Israel	100	5
WalkMe Middle East LLC - FZ, Dubai, United Arab Emirates	100	5
WalkMe Singapore Pte. Ltd., Singapore, Singapore	100	5
WalkMe UK Limited, London, United Kingdom	100	5
WalkMe, Inc., San Francisco, CA, United States	100	5

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

3 As at December 31, 2024, including managing directors, in FTE.

4 Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources, and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

5 Consolidated for the first time in 2024.

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

12 Pursuant to HGB, section 316 (1), the subsidiary is exempt from having its financial statements audited in respect of its financial year ended December 31, 2024.

13 Entity with support letter issued.

Other Equity Investments

Name and Location of Company	Ownership
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17
SAP Fioneer GmbH, Walldorf, Germany	20

Name and Location of Company
Equity Investments with Ownership of at Least 5%
All Tax Platform - Solucoes Tributarias S.A., São Paulo, Brazil
CDQ AG, St. Gallen, Switzerland
Charlton House Professional Services Limited, Norwich, United Kingdom
Cofinity-X GmbH, Cologne, Germany
Data.R.X. Ltd. (dba Datricks Ltd.), Tel Aviv, Israel
Digital Hub Rhein-Neckar GmbH, Ludwigshafen, Germany
InnovationLab GmbH, Heidelberg, Germany
innoWerft Walldorf GmbH, Walldorf, Germany
Smart City Planning, Inc., Tokyo, Japan
Vistex, Inc., Hoffman Estates, IL, United States
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
Amplify Partners II L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners IV, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
Ask Sage, Inc., Arlington, VA, United States
Asylum Ventures 2024, LP (fka Filament 2024, LP), Brooklyn, NY, United States
BGS Holdings, Inc., Austin, TX, United States
BioCatch Ltd., Tel Aviv, Israel
Bitonic Technology Labs, Inc., Karnataka, India
BlueYard Crypto 2, L.P. (fka BlueYard Crypto 1, L.P.), Hot Springs Village, AR, United States
Boldstart Ventures V, L.P., Miami, FL, United States
Boldstart Ventures VI, L.P., Miami, FL, United States
Brightfield Holdings, Inc., New York, NY, United States
Bryj Technologies, Inc. (fka Follow Analytics, Inc.), San Francisco, CA, United States
BY Crypto 1 GmbH & Co. KG (fka BY Capital 1 Alternative GmbH & Co. KG), Berlin, Germany
Blue Yard Capital I GmbH & Co. KG, Berlin, Germany
BY Capital 2 GmbH & Co. KG, Berlin, Germany
Catchpoint Systems, Inc., New York, NY, United States
Chalfen Ventures Fund I L.P., St Heiler, Jersey, Channel Islands
Chalfen Ventures Fund II L.P., St Helier, Jersey, Channel Islands

Chalfen Ventures Fund III L.P., St Helier, Jersey, Channel Islands
CircleCI, Inc., San Francisco, CA, United States
Clari, Inc., Sunnyvale, CA, United States
Collectly, Inc., Pasadena, CA, United States
ComponentLab, Inc., Seattle, WA, United States
Constructor Topco Inc., San Francisco, CA, United States
Contentful Global, Inc., Berlin, Germany
Costanoa Venture Capital II L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Costanoa Venture Capital III L.P., Palo Alto, CA, United States
Creandum SPV TR (D) AB, Stockholm, Sweden
Creatio Inc., Boston, MA, United States
Culture Amp, Inc., Melbourne, Australia
Cypress.io, Inc., Atlanta, GA, United States
Data Collective II L.P., Palo Alto, CA, United States
Data Collective III L.P., Palo Alto, CA, United States
Data Collective IV, L.P., Palo Alto, CA, United States
Defense Unicorns, Inc., Colorado Springs, CO, United States
DocEquity, Inc. (dba Supio), Seattle, WA, United States
Dremio Corporation, Santa Clara, CA, United States
Elise A.I. Technologies Corp., New York, NY, United States
Essence VC III, L.P., Seattle, WA, United States
FeedZai S.A., Coimbra, Portugal
Felix Ventures II, L.P., London, United Kingdom
Felix Capital Fund III, London, United Kingdom
Finco Services, Inc. (dba Current), New York, NY, United States
FloQast, Inc., Los Angeles, California, United States
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
Initialized CBH SPV LLC, San Francisco, CA, United States
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

LocalGlobe XI, L.P., St. Peter Port, Guernsey, Channel Islands
Mango Capital 2018, L.P., Los Altos, CA, United States
Mango Capital 2020, L.P., Los Altos, CA, United States
Mango Capital 2022, L.P., Los Altos, CA, United States
Matillion Ltd., Altrincham, United Kingdom
Medable Inc., Palo Alto, CA, United States
Mosaic Ventures Investors Fund I, L.P., London, United Kingdom
Moxxie Ventures III, L.P., Mountain View, CA, United States
Notation Capital II CIRC, LLC, Brooklyn, NY, United States
Notation Capital II, L.P., Brooklyn, NY, United States
Notation Capital III, L.P., Brooklyn, NY, United States
Notation Capital, L.P., Brooklyn, NY, United States
OpenX Software Limited, Pasadena, CA, United States
Paper Education Company Inc., Montreal, Canada
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
Rewst Inc., Westchase, FL, United States
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
Sapphire Sport, L.P., Austin, TX, United States
Sapphire Sport Parallel Fund, L.P., Austin, TX, United States
Side, Inc., San Francisco, CA, United States
Simpplr Inc., Redwood City, CA, United States
Splashtop, Inc., San Jose, CA, United States
Spring Mobile Solutions, Inc., Reston, VA, United States
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
Tractian Ltd, Atlanta, GA, United States

Tribe Capital LLC Series 3, Redwood City, CA, United States
Tribe Capital LLC Series 8, Redwood City, CA, United States
UJET, Inc., San Francisco, CA, United States
Unmind Ltd., London, United Kingdom
Upfront V, L.P., Santa Monica, CA, United States
Uptycs, Inc., Waltham, MA, United States
Upvest GmbH, Berlin, Germany
VerbIT, Inc., New York, NY, United States
Walkabout Ventures Fund II L.P., Los Angeles, CA, United States
Yapily Ltd., London, United Kingdom
Zesty Tech Ltd., Ramat Gan, Israel
Kaltura, Inc., New York, NY, United States