Form 20-F
period 2025-12-31
SAP SE
filed 2026-02-26
CIK 1000184

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Ordinary Shares, without nominal value: 1,228,504,232 (as of December 31, 2025)**

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

**	Including 60,945,184 treasury shares.

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

Unless otherwise specified herein, euro financial data have been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2025, which was 1.1736 EUR/USD. No representation is made that such euro amounts actually represent such dollar amounts or that such euro amounts could have been or can be converted into dollars at that or any other exchange rate on such date or on any other date. On February 5, 2026, the Noon Buying Rate for converting euro to dollars was US$1.18 per €1.00.

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

SAP, Adaptive Server, Advantage Database Server, BusinessObjects, ExpenseIt, PartnerEdge, PowerBuilder, PowerDesigner, Replication Server, SAP Ariba, SAP Concur, SAP EarlyWatch, SAP Emarsys, SAP Fieldglass, SAP Fiori, SAP HANA, SAP Jam, SAP LeanIX, SAP Lumira, SAP S/4HANA, SAP SuccessFactors, SAP Taulia, SAP Vora, Sapphire, SAP Signavio, SQL Anywhere, TripIt, TripLink, WalkMe, Web Intelligence and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries.

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

–      International Laws and Regulations: Laws, regulatory requirements and standards in the EU, Germany, the United States, and elsewhere continue to be very stringent. Our international business activities and processes expose us to numerous and often conflicting laws and regulations, policies, standards, or other requirements and sometimes even conflicting regulatory requirements.

–      Legal and IP: Claims and lawsuits against us, such as for IP infringements, or our inability to obtain or maintain adequate licenses for third-party technology, or if we are unable to adequately protect or enforce our own intellectual property, may result in adverse outcomes.

-      Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws or failure to meet the contractual requirements of SAP’s customers with respect to our products and services could lead to civil liabilities and fines, as well as loss of customers.

–      Ethical Behavior: Our global business exposes us to risks related to unethical behavior and non-compliance with policies by employees, other individuals, partners, third parties or entities associated with SAP.

-      Sales and Services: Sales and implementation of SAP software and services, including cloud, are subject to several significant risks sometimes beyond our direct control.

-      Partner Ecosystem: If we are unable to scale, maintain, and enhance an effective partner ecosystem, revenue might not increase as expected.

–      Cloud Operations: We may not be able to properly protect and safeguard our critical information and assets, business operations, cloud offerings and portfolio presentation, and related infrastructure against cyberattacks, insufficient infrastructure, disruption or deficient performance.

–      Cybersecurity and Security: Cybersecurity attacks or breaches, and security vulnerabilities in our infrastructure or services or those of our third-party partners could materially impact our business operations, products and service delivery.

–      Technology and Products: Our technology and products may experience undetected defects, coding, or configuration errors, may not integrate as expected, or may not meet customer expectations.

–      Market Share and Profit: Our market share and profit could decline due to increased competition, market consolidation, technological innovation, and new business models in the software industry.

–      Mergers and Acquisitions: We might not acquire, integrate or divest companies effectively or successfully.

–      Innovation: We might not be able to compete effectively if we strategize our solution portfolio ineffectively or if we are unable to keep up with rapid technological and product innovations, enhancements, new business models, and changing market expectations.

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

To fully consider the factors that could affect our future financial results, both this report and our Integrated Report should be considered, as well as all our other filings and furnishings with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise, unless we are required to do so by law.

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including International Data Corporation (IDC), the European Central Bank (ECB), and the International Monetary Fund (IMF). This type of data represents only the estimates of IDC, the ECB, the IMF, and other sources of industry data. SAP does not adopt or endorse any of the statistical information provided by sources such as IDC, the ECB, the IMF, or other similar sources that is contained in this report. The data from these sources is subject to risks and uncertainties, and subject to change based on various factors, including those described above, in the Risk Factors section, and elsewhere in this report. These and other factors could cause our results to differ materially from those expressed in the estimates made by third parties and SAP. We caution readers not to place undue reliance on this data.

Performance Management System

In the reporting year, we used various measures to manage our performance on our primary financial objectives, which are growth and profitability, and on our primary non-financial objectives, which are customer loyalty, employee engagement, climate performance, and business health culture.

Measures to Manage Our Financial Performance

The following are the key measures we use to manage our operating and overall financial performance. Except for free cash flow, we report our key measures at both actual and constant currencies.

We use cloud revenue, cloud and software revenue, current cloud backlog (CCB), and total revenue to measure our progress toward our growth targets. Cloud revenue comprises the main revenues of our cloud business and is derived from fees earned from providing customers with software as a service (SaaS), platform as a service (PaaS), and infrastructure as a service (IaaS). Cloud and software revenue includes cloud revenue, software license revenue, and software support revenue. The vast majority of customers who purchase software licenses also enter into related support contracts with us that generate recurring support revenue after the software sale. Cloud revenue is our largest revenue stream, followed by software support revenue. For more information about our revenue measures, see the Notes to the Consolidated Financial Statements 2025, Note (A.1).

As of a specific key date, the CCB is the contractually committed cloud revenue we expect to recognize over the upcoming 12 months. It is therefore a subcomponent of our overall remaining performance obligations, as per IFRS 15.120. Contractual periods that are subject to a customer termination for convenience right without a significant early-termination fee, or that are subject to a termination right under applicable law, are excluded from our CCB. For our committed cloud business, we believe the CCB is a valuable indicator of our go-to-market success, as it reflects both new contracts and contract renewals.

To measure our profitability, we primarily use operating profit (non-IFRS) and free cash flow. Operating profit (non-IFRS) offers insight into our overall operational process efficiency and business performance, while free cash flow provides management with supplemental information for assessing our liquidity needs and position. Free cash flow is used to determine the cash flow remaining after all net expenditures required to maintain or expand our organic business have been paid off.

Besides the key measures mentioned above, SAP also uses various supporting measures to offer further insight into our financial performance. These include Cloud ERP Suite revenue,1 total cloud backlog (TCB),2 share of more predictable revenue,3 subscription revenue, cloud gross profit, and effective tax rate (non-IFRS).4 The subscription revenue measure, introduced in 2025, is the sum of cloud revenue and revenue from time-based on-premise software licenses, which allow our customers to use our software for a specific, predefined period, and the associated software support. Revenue from time-based on-premise licenses is recognized at a point in time, whereas revenue from the associated software support is recognized over time. We use the subscription revenue measure as an indicator of SAP’s revenues, most of which are recurring, across deployment models and offerings that for strategic reasons are sustained over time. It does not include software licenses and support revenue from our perpetual licenses. From 2026 onward, subscription revenue will replace the share of more predictable revenue. We report most of our supporting measures both at actual and constant currencies.

Measures to Manage Our Non-Financial Performance

The following are the key measures we used to manage our non-financial performance in the reporting year.

We measure customer experience because we believe that we can only achieve our financial goals if our customers are satisfied with and loyal to SAP and our solutions. We assess customer experience annually by means of a survey that tracks our customer experience KPI based on a dedicated question on the survey. Historically our KPI metric has been the customer net promoter score (NPS), which is measured with the standard, proprietary “likelihood to recommend” question. Its proprietary scoring methodology arrives at the final NPS by taking the difference between the percentage of “Promoters” and “Detractors”, which are categorized based on customers’ numerical rating from 0-10. “Promoters” are customers who rate their likelihood to recommend SAP with a 9 or 10 on the 11-point scale; “Detractors” are customers rating us as a 0-6. The NPS calculation method ignores “Passives” giving a score of 7 or 8, which is a significant limitation of the metric. Based on the NPS methodology’s subtractive calculation based on percentages of two groups, the range of achievable scores is–100 to +100, with the latter being the best achievable score for customer loyalty.

Starting in 2026, we will revise our customer experience KPI framework by switching from Customer NPS (Net Promoter Score) to Cloud Customer Satisfaction (Cloud CSAT). The Cloud CSAT metric is calculated as a “top 2-box” score, taking the percentage of customers who are “very satisfied” or “satisfied” with SAP, as indicated on a 5-point scale that provides response options from “very satisfied” to “very dissatisfied”. Consequently, the range of achievable scores is between 0 and 100, with the latter being the best achievable score for customer satisfaction as measured by the Cloud CSAT methodology.

The Cloud CSAT KPI is calculated based on feedback from our cloud customers. A cloud customer is a customer providing feedback either (1) explicitly about one of the cloud solutions that they have implemented and are operationally running, or (2) giving feedback about “SAP in general” while having implemented and operationally running either exclusively one or more cloud solution(s) or has a mixed portfolio that does not include certain pre-defined solutions, confirmed to be running as on-premise. If a customer runs any of the pre-defined on-premise solutions (ERP On-Prem, HANA On-Prem, S/4HANA On-Prem, HCM On-Prem, SAP Business Objects, SAP Business Warehouse), with none running on private cloud, they are treated as an on-premise customer and their rating score is not considered in the Cloud CSAT calculation. The revenue generated with cloud solutions in any mixed portfolio counts towards cloud revenue reported in our financial information. With this change, SAP aligns the KPI to our cloud-first strategy. In 2025, the Cloud CSAT score was 75%.

The Employee Engagement Index5 measures the satisfaction and commitment of our employees, how proud they are of our company, and how strongly they identify with SAP. Applying this measure is recognition that our growth strategy depends on having engaged employees. The index is expressed as a percentage of favorable responses to five questions in our #Unfiltered engagement survey and we report it as the average of the scores retrieved in each of the surveys we run in a fiscal year. The #Unfiltered program is based on a “continuous listening” approach that includes two data collections throughout the year. The average scores provide an assessment, for the full year, of our employees’ engagement level.

The Business Health Culture Index (BHCI)6 reflects the extent to which SAP provides a working environment that promotes health, supports long-term employability, and fosters active engagement in achieving corporate goals. The index score is the percentage of favorable responses to 10 questions in our #Unfiltered engagement survey and we report it as the average of the scores retrieved in each of the surveys we run in a fiscal year. In the reporting year, the BHCI replaced the Women in Executive Roles measure as one of our key non-financial performance indicators. In 2025, we added equal opportunities as a new component of the index and replaced one of the health and well-being questions so that the revised index gives a holistic view of the employee experience at SAP across key themes, making it a strong indicator of a healthy work environment.

1 We use Cloud ERP Suite revenue as a metric to measure the growth of our portfolio of strategic cloud solutions. Cloud ERP Suite references those offerings that are tightly integrated with our core ERP solutions and are included in key commercial packages, such as RISE with SAP. The following offerings contribute to Cloud ERP Suite revenue: SAP S/4HANA Cloud, SAP Business Technology Platform, and core solutions for People & Culture and payroll, spend management, commerce, customer data solutions, business process transformation, and working capital management.

2 As of a specific key date, the TCB is the total contractually committed cloud revenue we expect to recognize. Thus, TCB and CCB are both subcomponents of our overall remaining performance obligations following IFRS 15.120. For our committed cloud business, we believe that the TCB and the CCB are valuable indicators of our go-to-market success, as they reflect both new contracts and contract renewals. Contractual periods that are subject to a customer termination for convenience right without a significant early-termination fee, or that are subject to a termination right under applicable law, are excluded from our CCB and TCB. For more information about how we calculate these numbers, see the Notes to the Consolidated Financial Statements, Note (A.1).

3 The share of more predictable revenue is the total of cloud revenue and software support revenue divided by total revenue.

4 We define our effective tax rate as the ratio of income tax expense (non-IFRS) to profit before tax (non-IFRS), expressed as a percentage.

5 Methodologies and significant assumptions behind the metric - Employee Engagement Index: ESRS 2 MDR-M 77 (a).

6 Methodologies and significant assumptions behind the metric - Business Health Culture Index: ESRS 2 MDR-M 77 (a).

The gross greenhouse gas emissions metric is used to measure greenhouse gas emissions along the value chain (Scope 1, Scope 2, and Scope 3 emissions relevant to SAP’s business model) as part of our net-zero commitment. We apply a market-based approach. Renewable energies, for example in the form of self-generated renewable electricity, investments in certified renewable energy certificates, long-term green electricity contracts (power purchase agreements), and renewable electricity purchased by our suppliers and customers, can count toward the reduction of greenhouse gas emissions. We define, measure, and report our greenhouse gas emissions according to the Greenhouse Gas (GHG) Protocol (in millions of tons of CO2 equivalents). The reporting also complies with ESRS.

In 2026, we intend to revise the methodology we use to calculate Scope 3 GHG emissions. We will replace our current methodology for calculating category 11 emissions from the use of sold products, which is based on the total amount of active maintenance contracts, with a forward-looking approach that considers the estimated emissions during the lifetime of all new systems sold within a specific period. This change aligns our approach more closely with the GHG Protocol. The revised calculation methodology will result in a significant decrease in reported emissions and therefore lead to a re-baselining in accordance with the GHG Protocol. Had this methodology been applied in the reporting year, our 2025 GHG emissions would have been 3,590 kilotons.

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

In a first step, the financial plan’s growth ambition is determined by the Group’s comprehensive product portfolio, which is grouped into solution areas, and profitability drivers are allocated to functions such as development, marketing, sales, delivery, and administration.

In a second step, the planned total revenues and total expenses are allocated to the operating segments and the areas of functional responsibility of the individual members of the Executive Board (“Board area”). If one of these Board areas represents both a functional department and operating segments, planned revenues and expenses are allocated at segment level. Budget adjustments may be applied during the year to reflect changes in priorities, to achieve efficiency targets, and to reflect internal and external factors. Budget adjustments and the assessment of the performance are managed either at the Board area level if the Board area constitutes a single segment, or at the segment level if the Board area comprises several segments. The Executive Board member is responsible for distributing the budget within the Board area or at segment level as applicable. Based on an integrated portfolio process running in parallel to the budgeting process, we ensure aligned investment behavior across Board areas with regard to specific solution or sub-solution areas.

In a final step, customer-facing revenue targets and cost-of-sales and marketing targets are broken down into sales regions and market units.

Based on our detailed annual plans, we determine the budget for the respective fiscal year. We also have processes in place to forecast revenue and profit on a quarterly basis, to quantify whether we expect to realize our financial targets, and to identify any deviations from plan. We continuously monitor the affected operating segments and board areas in the SAP Group to analyze their developments and define any appropriate actions. Our entire network of planning, controlling, and reporting processes is implemented in integrated planning and information systems, based on SAP software, across all organizational units so that we can conduct the evaluations and analyses needed to make informed decisions. Financial targets for headcount and expenses are substantially based on our topline ambitions. If we determine that SAP’s topline plans are at material risk of not being achieved, we need to be agile and ensure that planned expenses are still properly aligned to the Company’s overall financial ambition.

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

-

The variable components of our Executive Board members’ and employees’ remuneration are based on non-IFRS numbers rather than the respective IFRS measures. Although we exclude expenses related to regulatory compliance matters from non-IFRS results, starting in 2025 we no longer adjust for these expenses when determining the Executive Board members’ remuneration.

-      The annual budgeting process for all management units is based on operating profit (non-IFRS) numbers rather than the respective IFRS financial measure.

-      All forecast and performance reviews with all senior managers globally are based on the non-IFRS measures, rather than the respective IFRS financial measures.

-      Both our internal performance targets and the guidance we provide to the capital markets are based on non-IFRS measures, rather than the respective IFRS financial measures.

Our non-IFRS financial performance measures reflect adjustments based on the items below, as well as adjustments for the related income tax effects.

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

-      Restructuring expenses in accordance with IFRS. These costs are recognized when the Company has committed to a formal restructuring program, and a constructive obligation exists. For more information about our restructuring expenses, see the Notes to the Consolidated Financial Statements 2025, Note (B.6).

-      Expenses for regulatory compliance matters associated with the provision for (potential) penalties arising from certain ongoing governmental investigations into our business operations, which are described in the Notes to the Consolidated Financial Statements 2025, Note (G.3), and are strictly limited to the scope of IAS 37.

–      Expenses related to the Teradata litigation. These expenses include legal fees and expenses from settlements, or damages awarded in court, and are strictly limited to the scope of IAS 37. For more information about the Teradata litigation, see the Notes to the Consolidated Financial Statements 2025, Note G.3).

We exclude certain acquisition-related expenses for the purpose of calculating operating profit (non-IFRS) and operating margin (non-IFRS) when evaluating SAP’s continuing operational performance, because these expenses generally cannot be changed or influenced by management after the relevant acquisition other than by disposing of the acquired assets. Since management at levels below the Executive Board does not influence these expenses, we generally do not consider these expenses for the purpose of evaluating the performance of management units. We also exclude restructuring expenses because they are volatile and generally cannot be influenced by management at levels below the Executive Board. Furthermore, we exclude expenses for regulatory compliance matters, as these expenses are non-recurring and relate to conduct that took place in prior performance periods, so that users of our consolidated financial statements and the combined management report can see the information that our management uses to manage the business.

Effective 2025, numbers that are identified as operating profit (non-IFRS) are adjusted by excluding expenses related to the Teradata litigation, since these fees and expenses are not indicative of our operating performance or management’s allocation of resources to our ongoing business activities. By excluding these non-recurring expenses, SAP will provide additional insight into its operating performance, increase period-over-period comparability, and provide users of SAP’s financial statements the information that our management uses to manage the business.

Non-Operating Income, Net (Non-IFRS)

Numbers that are identified as non-operating income, net (non-IFRS) have been adjusted by excluding the following effects:

-      Acquisition-related charges

■	Net disposal gains and losses arising from the sale of intangibles acquired in business combinations

Consistent with the adjustments we make to our operating expenses (non-IFRS) by excluding amortization expenses and impairment charges for intangibles acquired in business combinations, we adjust our non-operating income, net (non-IFRS) by excluding disposal gains and losses arising from the sale of these intangibles. These net disposal gains and losses are not indicative of SAP’s operations. We believe that by excluding these gains and losses, we improve our period-over-period comparability.

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

Free Cash Flow

Among other measures, we use free cash flow to manage our overall financial performance. In 2025, we revised our definition of free cash flow so that it now includes the proceeds from sales of intangible assets and property, plant, and equipment, and therefore better reflects how SAP’s management evaluates the cash flow generated by operating activities after investments in long-term assets and leasing. We define free cash flow as net cash from operating activities adjusted for purchases of intangible assets and property, plant, and equipment; for proceeds from sales of intangible assets and property, plant, and equipment; and for payments of lease liabilities. Further impacting our free cash flow, effective 2025 we no longer include interest paid and interest received in net cash flows from operating activities. For more information, see the Notes to the Consolidated Financial Statements 2025, Note (IN.1). Prior year amounts were adjusted accordingly.

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

-      The non-IFRS measures provide investors with additional information that enables a comparison of year-over-year operating and non-operating performance by excluding certain direct effects of acquisitions, restructuring plans, regulatory compliance matters, the Teradata litigation, and gains and losses from equity securities, net.

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

Limitations of Non-IFRS Measures

Without being analyzed in conjunction with the corresponding IFRS measures, the non-IFRS measures are not indicative of our present and future performance primarily for the following reasons:

-	While our profit (non-IFRS) numbers reflect the elimination of certain acquisition-related expenses, no eliminations are made for the additional revenue or other income that results from the acquisitions.
-	The acquisition-related amortization expense that we eliminate in deriving our profit (non-IFRS) numbers is a recurring expense that will impact our financial performance in future years.
-	The remaining acquisition-related charges that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP enters into business combinations in the future. Similarly, the restructuring expenses that we eliminate in deriving our profit (non-IFRS) numbers are likely to recur if SAP restructures its operations in the future.
-	The expense adjustment for acquisition-related charges does not arise from a common conceptual basis. This is because the expense adjustment aims to improve comparability between post-acquisition periods and pre-acquisition periods. This should particularly be considered when evaluating our operating profit (non-IFRS) and operating margin (non-IFRS) numbers, as these combine our revenue and expenses (non-IFRS) despite the absence of a common conceptual basis.
-	Our restructuring charges resulted in significant cash outflows in the past and could do so in the future.
-	Expenses ascribed to regulatory compliance matters may include penalties and legal costs, and expenses ascribed to the Teradata Litigation may include legal costs, expenses from settlements, and damages awarded in court, all of which would impact the operating cash flows of the business.

-	The gains and losses from equity securities, net, that we eliminate in deriving our financial income, net (non-IFRS) numbers are recurring effects that have impacted our financial performance in the past and will do so in the future. Similarly, the acquisition-related effects related to the sale of intangibles arising from business combinations that we eliminate in deriving our non-operating income, net (non-IFRS) have impacted our financial performance in the past and could do so in the future.
-	Our realized net gains from equity securities resulted in significant cash inflows in the past and could do so in the future.

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

Reconciliation of IFRS to Non-IFRS Financial Measures for 2025 and 2024

Reconciliation of Non-IFRS Revenue

	2025			2024
			Non-IFRS
		Currency	Constant
€ millions, unless otherwise stated	IFRS	Impact	Currency	IFRS
Revenue Numbers
Cloud	21,023	637	21,661	17,141
Software licenses	990	31	1,020	1,399
Software support	10,525	229	10,754	11,290
Software licenses and support	11,515	259	11,774	12,689
Cloud and software	32,538	897	33,435	29,830
Services	4,262	107	4,369	4,346
Total revenue	36,800	1,004	37,804	34,176

Reconciliation of Non-IFRS Operating Expenses

	2025					2024
					Non-IFRS
				Currency	Constant
€ millions, unless otherwise stated	IFRS	Adj.	Non-IFRS	Impact	Currency	IFRS	Adj.	Non-IFRS
Operating Expense Numbers
Cost of cloud	-5,480	214	-5,266			-4,660	78	-4,582
Cost of software licenses and support	-1,313	116	-1,196			-1,262	0	-1,262
Cost of cloud and software	-6,793	330	-6,463			-5,922	78	-5,844
Cost of services	-3,193	1	-3,192			-3,321	1	-3,321
Total cost of revenue	-9,986	331	-9,655			-9,243	79	-9,165
Gross profit	26,814	331	27,145	705	27,851	24,932	79	25,011
Research and development	-6,633	5	-6,628			-6,514	5	-6,508
Sales and marketing	-8,879	299	-8,580			-9,090	234	-8,856
General and administration	-1,633	163	-1,470			-1,435	27	-1,409
Restructuring	-3	3	0			-3,144	3,144	0
Other operating income/expense, net	-49	0	-49			-85	0	-85
Total operating expenses	-27,183	801	-26,382	-762	-27,143	-29,511	3,489	-26,022

Reconciliation of Non-IFRS Profit Numbers, Income Tax Expense, and Key Ratios

	2025					2024
					Non-IFRS
				Currency	Constant
€ millions, unless otherwise stated	IFRS	Adj.	Non-IFRS	Impact	Currency	IFRS	Adj.	Non-IFRS
Profit Numbers
Operating profit (loss)	9,617	801	10,419	242	10,661	4,665	3,489	8,153
Other non-operating income/expense, net	118	0	118			-298	0	-298
Finance income	1,911	-1,389	522			1,429	-777	652
Finance costs	-1,377	625	-751			-1,031	316	-715
Financial income, net	534	-764	-230			398	-461	-63
Profit (loss) before tax from continuing operations	10,270	38	10,307			4,764	3,028	7,792
Income tax expense	-2,944	-198	-3,142			-1,614	-899	-2,513
Profit (loss) after tax from continuing operations	7,326	-161	7,165			3,150	2,129	5,279
Attributable to owners of parent	7,161	-5	7,156			3,124	2,162	5,286
Attributable to non-controlling interests	165	-156	10			26	-33	-7
Profit (loss) after tax[1]	7,326	-161	7,165			3,150	2,129	5,279
Attributable to owners of parent[1]	7,161	-5	7,156			3,124	2,162	5,286
Attributable to non-controlling interests[1]	165	-156	10			26	-33	-7

Key Ratios
Operating margin (in %)	26.1		28.3		28.2	13.6		23.9
Effective tax rate (in %)	28.7		30.5			33.9		32.3
Earnings per share, basic (in €) from continuing operations	6.14		6.14			2.68		4.53
Earnings per share, basic (in €)[1]	6.14		6.14			2.68		4.53

1 from continuing and discontinued operations

Reconciliation of Operating Cash Flow from Continuing Operations to Free Cash Flow

€ millions	2025	2024
Net cash flows from operating activities – continuing operations	9,156	5,207
Purchase of intangible assets and property, plant, and equipment	-739	-797
Proceeds from sales of intangible assets and property, plant, and equipment	121	122
Payments of lease liabilities	-299	-310
Free cash flow	8,239	4,222

Net cash flows from investing activities – continuing operations	-965	-93
Net cash flows from financing activities – continuing operations	-8,745	-3,961

The free cash flow definition was revised in the reporting year to include proceeds from sales of intangible assets and property, plant, and equipment. For more information, see Free Cash Flow in the Performance Management System section. Additionally as of 2025, interest paid and interest received are no longer part of the net cash flows from operating activities. For more information, see the Notes to the Consolidated Financial Statements 2025, Note (IN.1). The comparison year has been retrospectively adjusted to conform with the new definition.

Non-IFRS Operating Expense Adjustments by Functional Areas

	2025						2024
		Acquisition-			Teradata			Acquisition-			Teradata
€ millions	IFRS	Related	Restructuring	RCM[1]	litigation	Non-IFRS	IFRS	Related	Restructuring	RCM[1]	litigation	Non-IFRS
Cost of cloud	-5,480	98	0	0	116	-5,266	-4,660	78	0	0	0	-4,582
Cost of software licenses and support	-1,313	0	0	0	116	-1,196	-1,262	0	0	0	0	-1,262
Cost of services	-3,193	1	0	0	0	-3,192	-3,321	1	0	0	0	-3,321
Research and development	-6,633	5	0	0	0	-6,628	-6,514	5	0	0	0	-6,508
Sales and marketing	-8,879	299	0	0	0	-8,580	-9,090	255	0	-22	0	-8,856
General and administration	-1,633	8	0	0	155	-1,470	-1,435	16	0	11	0	-1,409
Restructuring	-3	0	3	0	0	0	-3,144	0	3,144	0	0	0
Other operating income/expense, net	-49	0	0	0	0	-49	-85	0	0	0	0	-85
Total operating expenses	-27,183	411	3	0	387	-26,382	-29,511	356	3,144	-11	0	-26,022

1 Regulatory compliance matters

Reconciliation of non-IFRS Profit Before Tax

€ millions	2025	2024
Profit before tax from continuing operations (IFRS)	10,270	4,764
Adjustment for acquisition-related changes	411	356
Adjustment for restructuring expenses	3	3,144
Adjustment for regulatory compliance matter expenses	0	-11
Adjustment for the Teradata litigation expenses	387	0
Adjustment for gains and losses from equity securities, net	-764	-461
Profit before tax from continuing operations (non-IFRS)	10,307	7,792

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

Dividends

Dividend Distribution Policy

Dividends are jointly proposed by SAP SE’s Supervisory Board (Aufsichtsrat) and Executive Board (Vorstand) based on SAP SE’s year-end stand-alone statutory financial statements, subject to approval by the Annual General Meeting of Shareholders. Our dividend policy is to pay a dividend of at least 40% of the SAP Group’s non - IFRS profit after tax from continuing operations. Dividends are officially declared for the prior year at SAP SE’s Annual General Meeting of Shareholders. SAP SE’s Annual General Meeting of Shareholders usually convenes during the second quarter of each year. Following joint market standards in Europe for corporate actions processing, dividends are remitted to the custodian bank on behalf of the shareholders on the third business day following the Annual General Meeting of Shareholders. Record holders of the ADRs on the dividend record date will be entitled to receive payment of the dividend declared in respect of the year for which it is declared. Cash dividends payable to such holders will be paid to the Depositary in euro and, subject to certain exceptions, will be converted by the Depositary into U.S. dollars.

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

	Dividend Paid per Ordinary Share
Year Ended December 31,	€		US$
2021	2.45	[4]	2.61	[1]
2022	2.05		2.23	[1]
2023	2.20		2.37	[1]
2024	2.35		2.62	[1]
2025 (proposed)	2.50	[2]	2.95	[2,3]

1 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on the dividend payment date. The Depositary is required to convert any dividend payments received from SAP as promptly as practicable upon receipt.

2 Subject to approval at the Annual General Meeting of Shareholders of SAP SE currently scheduled to be held on May 5, 2026.

3 Translated for the convenience of the reader from euro into U.S. dollars at the Noon Buying Rate for converting euro into U.S. dollars on February 5, 2026 of US$1.18 per €1.00. The dividend paid may differ due to changes in the exchange rate.

4 Includes special increase of €0.50 to celebrate SAP’s 50th anniversary.

The amount of dividends paid on the ordinary shares depends on the amount of non - IFRS profits to be distributed by SAP SE, which depends in part upon our financial performance. The Executive Board and the Supervisory Board of SAP SE will recommend to the Annual General Meeting of Shareholders in May 2026 that the total dividend be €2.50 per share. In addition, the amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates (see “Item 3. Key Information — Exchange Rates”). The timing, declaration, amount and payment of any future dividend will depend upon our future earnings, capital needs and other relevant factors, in each case as proposed by the Executive Board and the Supervisory Board of SAP SE and approved by the Annual General Meeting of Shareholders.

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

We have in the past, and believe that we will continue to be, subject to claims and lawsuits, including intellectual property infringement claims, as our solution portfolio grows; as we acquire companies with increased use of third-party code including open source code; as we expand into new industries with our offerings, resulting in greater overlap in the functional scope of offerings; and as non-practicing entities that do not design, manufacture, or distribute products assert intellectual property infringement claims. Also, we have been in the past, and believe that we may continue to be in the future, subject to claims and lawsuits alleging competition and antitrust law violations. Such allegations, for example, often arise from competitors and third parties claiming broad access rights to SAP data.

Moreover, protecting and defending our intellectual property is crucial to our success. The outcome of litigation and other claims or lawsuits is intrinsically uncertain.

We are subject to risks and associated consequences in the following areas, among others: data access and other antitrust-based claims, for example alleged lock-in effects, dependency in the aggregate on third-party technology, including cloud and Web services, that we embed in our products or that we resell to our customers; integration of open source software components from third parties into our software and the implications derived from it; inability to prevent third parties from obtaining, using, or selling without authorization what we regard as our proprietary technology and information; and the possibility that third parties might reverse-engineer or otherwise obtain and use technology and information that we regard as proprietary. Moreover, the laws and courts of certain countries might not offer effective means for us to enforce our legal or intellectual property rights and successfully defend allegations. Finally, SAP might face significant adverse rulings in commercial disputes or might not be able to collect or otherwise enforce all judgments awarded to it in legal proceedings. The outcome of litigation and other claims or lawsuits is intrinsically uncertain. Management’s view of the litigation might also change in the future. Actual outcomes of litigation and other claims or lawsuits could differ from the assessments made by management in prior periods, which are the basis for our accounting for these litigations and claims under IFRS.

Data Protection and Privacy: Non-compliance with increasingly complex and stringent, sometimes even conflicting, applicable data protection and privacy laws, or failure to meet the contractual requirements of SAP’s customers with respect to our products and services, could lead to civil liabilities and fines, as well as loss of customers.

As a global software and service provider, SAP is required to comply with local laws wherever it does business. One of the relevant European data protection laws is the General Data Protection Regulation. International data transfers to third countries that do not provide an adequate level of data protection require additional safeguards, including transfer risk assessments, to justify a transfer from the EU to a third country under the applicable EU Standard Contractual Clauses (SCC). In addition, other countries establish safeguards to justify data transfers to further countries, by implementing their own standard contractual clauses. Examples include Türkiye’s Personal Data Protection Law, China’s Personal Information Protection Law, and Saudi Arabia’s Personal Data Protection Law, which also imposes requirements regarding data localization.

Furthermore, data protection and privacy laws, regulations, and other standards around the world are evolving to better protect individuals’ personal information, particularly in marketing activities and tracking of online behavior. This may impose additional burdens for SAP due to increasing compliance standards that could restrict the use and adoption of SAP’s products and services (particularly cloud services) and make it more challenging and complex to meet customer expectations. These changing criteria also impact the compliant use of new technology, such as machine learning and Artificial Intelligence for product development and deployment of intelligent applications.

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

SAP’s leadership position in the global market is founded on the long-term and sustainable trust of our stakeholders worldwide. Our overarching approach is one of corporate transparency, open communication with financial markets, regulators, and authorities, and adherence to recognized standards of business integrity. This commitment to recognized standards of business integrity is formalized in SAP’s Global Code of Ethical Business Conduct (CoEBC) and supporting policies and guidelines.

Risks and associated consequences to which SAP is subject include: non-compliance with policies; violation of compliance-related rules, regulations, and legal requirements including, but not limited to, antitrust, anticorruption, and antibribery legislation in Germany, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, and other applicable laws; collusion with external third parties; fraud and corruption; public sector transactions in territories exposed to a high risk of corruption; or increased exposure and impact on business activities in highly regulated industries, all of which may lead to civil or criminal charges, fines, or claims by affected parties as well as reputational damage.

Any of these events could have a material adverse effect on our reputation, business, competitive or financial position, profit, or cash flows. In 2025, SAP continued to strengthen its compliance program and related internal controls in accordance with regulatory expectations and requirements.

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

SAP delivers a full portfolio of solutions, hosts or manages elements of our customers’ businesses in the cloud, processes large amounts of data, and provides mobile solutions to users either directly or through partners and other third parties. This frequently involves incorporating third-party data, products, and services into SAP products and services. SAP operates complex cloud services across diverse architectures, with services implemented through SAP’s own cloud and data centers as well as through hyperscalers.

Our industry contends with a complex and evolving cybersecurity landscape, facing increasingly sophisticated attacks that can leverage AI and cloud scale or exploit known and unknown “zero-day” security vulnerabilities in our or our customers’ systems or software. These cybersecurity threats can arise from our or our customers’ failure to patch such vulnerabilities in a timely or effective manner. Geopolitical tensions can exacerbate such threats, and hybrid warfare between nation states can include cybersecurity attacks on private companies, targeting IT products, businesses, and the supply chain. Like many companies, SAP and certain of our third-party partners have experienced and expect to continue to experience cyberattacks and other security incidents that could affect our business. However, we are not aware of any such incidents that have had a material impact on our business.

When we become aware of unauthorized access to our systems or those of our third-party partners, we have action plans in place intended to identify and remediate the source and impact of such events.

The scanning tools we deploy across our networks and products regularly identify and track security vulnerabilities, which are prioritized based on known and anticipated risks, and our remediation activities aim to patch vulnerabilities within the designated timeframes.

While we have implemented patch management processes, we may be unable to comprehensively apply patches, or to confirm that mitigating measures address all vulnerabilities or that patches will be applied before exploitation by threat actors. Vulnerabilities may persist if customers do not apply patches, update systems, or authorize the service downtime required for patching by SAP. If attackers can exploit vulnerabilities before patches are installed or mitigating measures are implemented, significant compromises could impact our and our customers’ systems and data.

We could also experience material exposure to our business operations and service delivery due to disruptions in backups, in disaster recovery processes, or in business-continuity management processes, or as the result of malicious or inadvertent actions by employees, contractors, or other parties. Security threats may also exist due to delayed or insufficient responses to identified issues or other interdependencies such as cloud service providers and those threats beyond SAP’s cybersecurity infrastructure and protocols.

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

We are subject to risks and associated consequences in the following areas, among others: inability to develop and sell new cloud products spanning various organizations on time and in line with market demands due to complexity in heterogeneous technical environments; inability to anticipate and develop technological improvements or succeed in adapting SAP products, services, processes, and business models to technological change, changing regulatory requirements, or emerging industry standards; a change in requirements of our customers and partners to strengthen the Intelligent Enterprise strategy; the possibility that our product and technology strategy might not be successful, or that our customers and partners might not adopt our technology platforms, applications, or cloud services quickly enough, or that they might consider other competing solutions in the market, or that they may leverage AI to produce their own solutions, or that our strategy might not match customers’ expectations and needs, specifically in the context of expanding the product portfolio into additional markets.

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

For (i) a description of our principal capital expenditures and divestitures and the amount invested (including interests in other companies) since January 1, 2025 until the date of this report and (ii) information concerning our principal capital expenditures and divestitures currently in progress, including the distribution of these investments geographically and the method of financing, see “Item 4. Information About SAP – Description of Property.”

The following table sets forth our most significant subsidiaries based on total revenues of SAP group in 2025. All of these subsidiaries are wholly owned or controlled by SAP SE.

Name of Subsidiary	Country of Incorporation
Germany
SAP Deutschland SE & Co. KG, Walldorf	Germany
Rest of EMEA
Concur Holdings (Netherlands) B.V., ‘s-Hertogenbosch	The Netherlands
SAP (Schweiz) AG, Biel	Switzerland
SAP (UK) Limited, Feltham	United Kingdom
SAP Belgium – Systems, Applications and Products S.A., Brussels	Belgium
SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid	Spain
SAP France, Levallois Perret	France
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate	Italy
SAP Nederland B.V., ‘s-Hertogenbosch	The Netherlands
SAP Österreich GmbH, Vienna	Austria
United States
Ariba, Inc., Palo Alto	USA
Concur Technologies, Inc., Bellevue	USA
SAP America, Inc., Newtown Square	USA
SAP Industries, Inc., Newtown Square	USA
SAP National Security Services, Inc., Newtown Square	USA
Rest of Americas
SAP Brasil Ltda., São Paulo	Brazil
SAP Canada, Inc., Toronto	Canada
SAP México S.A. de C.V., Mexico City	Mexico
Japan
SAP Japan Co., Ltd., Tokyo	Japan
Rest of APJ
SAP Australia Pty Ltd., Sydney	Australia
SAP China Co., Ltd., Shanghai	China
SAP India Private Limited, Bengaluru	India

Strategy and Business Model

Overview of SAP

Founded in 1972, SAP is a global company headquartered in Walldorf, Germany. Our legal corporate name is SAP SE. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, customer experience, and others. Today, the Company’s integrated applications aim to connect all parts of a business into an intelligent suite on a fully digital platform in the cloud, thereby replacing the process-driven legacy platform. The SAP Group has a global presence and employed more than 110,000 people as at December 31, 2025.

Our ordinary shares are listed on the Frankfurt Stock Exchange. American Depositary Receipts (ADRs) representing SAP SE ordinary shares are listed on the New York Stock Exchange (NYSE). SAP is a member of Germany’s DAX and TecDAX. Throughout 2025, SAP was among the most valuable companies on the DAX, and in Europe, based on market capitalization.

Our Purpose

At SAP, we remain steadfast in our purpose to “help the world run better and improve people’s lives. Together with our customers, we not only rise to meet today’s challenges, but we are also shaping the future by empowering each other to continuously improve and deliver better outcomes. We believe that progress depends on people and systems working together, and that technology is essential in addressing the most profound economic, environmental, and social challenges. Software and analytics help predict and prevent disasters, make cities smarter, and foster equity in the workplace. By leveraging innovative tools and business models, we help everyone in the SAP ecosystem make business decisions that have a lasting impact.

We recognize our role in minimizing carbon footprints, promoting human rights, and turning sustainability into a competitive advantage by combining applications, data, and AI into a single intelligent system. We are committed to providing AI solutions that are integral to our customers’ most critical business processes, and aim to ensure that these solutions are relevant, reliable, and responsible. Our solutions are designed to help anticipate risks and avert crises, enable smarter cities, and foster a world built on inclusion and equity. Together, we aim to bring out the best in the world around us.

Our Vision

Our vision of bringing out the best in every business reflects our commitment to transform organizations globally. Our commitment to this vision is based on three pillars:

Transform Your Business at Scale with AI

To stay competitive in a rapidly changing political, socioeconomic, and technological landscape, businesses need to continuously transform at scale. We help our customers drive end-to-end business transformation powered by AI. By creating one harmonized data layer and embedding AI-driven intelligence into core processes, our SAP Business Suite unlocks new pathways to organizational innovation and excellence to enhance agility and drive scalable growth.

Achieve More Across the Value Chain

We help companies leverage collective intelligence to become efficient, resilient, and agile across their entire value chain. By embedding AI and connecting end-to-end business processes—from finance to supply chains, and human resources to customer relations—we fuel efficient growth throughout their business networks. Our solutions aim to go beyond internal systems: they link businesses across enterprises and, by digitalizing transactions, foster transparent, resilient, and sustainable value chains.

Innovate Sustainably and with Confidence

Companies are looking to innovate without compromising ethical and security standards while pursuing sustainable business success. We help our customers innovate by embedding security and simple, transparent compliance controls into solutions, enabling them to decide where their data resides and who can access it. By connecting applications, data, and AI, we help companies drive sustainable action and measurable impact.

At SAP, our journey is one of continuous innovation and transformation. We are committed to delivering solutions that integrate seamlessly, evolve alongside our customers, and are ready to grow with their ambitions.

Our Business Model7

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

Subsidiaries, Acquisitions, and Joint Ventures

Subsidiaries

SAP SE is the ultimate parent company of the SAP Group. As at December 31, 2025, the SAP Group comprised 216 companies.

For a list of our subsidiaries, associates, and other equity investments, see the Notes to the Consolidated Financial Statements, Note (G.9).

Material Acquisitions

We continue to focus on organic investments in technology and innovations, which are intended to ensure that our product portfolio grows sustainably. Additionally, we may make targeted acquisitions to complement our solution offerings and improve coverage in key strategic markets.

On August 1, 2025, SAP announced its intent to acquire 100% of SmartRecruiters, a leading talent acquisition (TA) software provider. The transaction closed on September 11, 2025, following satisfaction of regulatory and other approvals.

For more information about SmartRecruiters, see the Notes to the Consolidated Financial Statements, Note (D.1).

Sapphire Ventures

In addition to our investments in organic growth and acquisitions, SAP also supports entrepreneurs who aspire to build industry-leading businesses through venture capital funds managed by Sapphire Ventures. Sapphire Ventures manages more than US$11 billion (over €9 billion) and has invested in more than 200 companies. It pursues opportunities in which it can help fuel enterprise growth by adding expertise, relationships, geographic reach, and capital. It places a particular focus on companies and venture funds in Europe, Israel, the United Kingdom, and the United States. Sapphire Ventures has committed to investing more than US$1 billion in the next generation of AI - powered enterprise technology startups.

Our Product Strategy8

With the IT landscape continuing to transform at pace, SAP is seeing a clear shift in customer preferences toward the cloud—and toward solutions that are flexible, agile, scalable, and cost-effective. SAP understands the importance of helping customers embrace digital technologies to thrive in today’s dynamic business environment, and has therefore adopted a forward-thinking strategy for sustainable growth and innovation. This strategy also includes sovereign cloud offerings that enable governments and regulated industries to adopt cloud and AI with full control across data, operations, technology, and law, allowing them to innovate on their own terms and under their own governance. We recognize that every organization’s experience with the cloud can be unique and challenging. Yet many customers are already benefiting in many ways: for example, they can allocate personnel who used to manage internal IT teams to other tasks, and ensure online access to systems and data from any location. This shift to the cloud creates new customer requirements and hence new market opportunities that SAP can tap into.

7 Description of business model, inputs and outputs: ESRS 2 SBM-1 42 (a), (b).

8 Amendments to strategy and business model: ESRS 2 SBM-2 45 c (i).

Generative and agentic AI are reshaping how businesses operate and how end-users engage with software. Across industries, AI is becoming the core driver of transformation, redefining business processes and unlocking untapped potential for innovation and growth. To address this latest technology shift, an integrated foundation that seamlessly brings together applications, data, and AI is essential: SAP’s flywheel. The flywheel captures momentum from continuous rotations across the three layers. Deeply integrated Business AI enhances our SAP Cloud ERP applications, which in turn generate richer, more accurate data. With our SAP Business Data Cloud solution, valuable business data from every part of the business feeds into a semantically rich data layer.

SAP Business Suite offers a comprehensive set of integrated solutions, in which applications, data, and AI work as one. It is the destination for all our customers.

The Cloud ERP Suite metric is the subset of SAP Business Suite covering most of our strategic cloud solutions. For more information about Cloud ERP Suite, see the Performance Management System section. The remaining offerings are part of SAP’s extension suite, which supplements and extends the functional coverage of SAP’s solutions for the cloud.

To strengthen our position as a leading enterprise software company, we have adopted an AI-First, Suite-First strategy, which aims to ensure that our initiatives focus on our key differentiators.

AI-First means that we are not just adding AI capabilities to existing business processes, but adapting our approach to product development. We aim to embed Business AI in every application and business process to boost customer productivity, profitability, and innovation, based on the highest standards of responsible AI as outlined in our Global AI Ethics Policy. Central to this approach are Joule (our AI user experience layer), Joule Agents (AI systems that autonomously plan and execute workflows, connect departments, and optimize business processes while collaborating with users and providing insights), and SAP Business Data Cloud (which serves as the data platform across the SAP cloud portfolio, fueling AI capabilities with semantically rich data products).

At the same time, new agentic AI capabilities are reshaping the enterprise technology market, and business process execution is shifting from individual applications to an agentic AI layer that runs all critical processes and becomes the new user experience. To lead this next phase of our transformation, we will be focusing even more strongly on AI in 2026. This includes deploying Joule as the new AI user experience for every user; embedding agentic AI into end-to-end business processes to deliver value through AI assistants; codeveloping with customers to create next-generation AI-powered industry applications; establishing SAP Business Data Cloud as the foundational data layer for AI; and scaling adoption through our RISE with SAP and SAP GROW offerings.

For our cloud products, Suite-First describes our objective of delivering a consistent, or suite-like, experience across our portfolio. SAP Business Technology Platform (SAP BTP) serves as the foundation for this strategy, facilitating development, extensions, and integrations while maintaining a clean core, ensuring that our solutions remain adaptable and forward-looking.

SAP strives to help customers grow their businesses profitably, while at the same time minimizing the risks. To this end, SAP has two journeys, RISE with SAP and SAP GROW, which cater to different customer objectives and requirements. RISE with SAP is targeted at our installed base customers and helps them on their journey from legacy ERP systems to SAP Business Suite. SAP GROW is targeted at new SAP Business Suite customers across a broad market landscape, ranging primarily from those with revenues below €50 million to those with revenues in excess of €1 billion. The offering aims to help them grow their business and simplify work processes. Both journeys provide AI-enabled migration tools that ease our customers transition to SAP Business Suite with less effort.

To guide customers as they migrate to SAP Business Suite, we introduced an evolution of our SAP Services and Support portfolio. The modernized, tiered services and support engagement model will be brought to market in early 2026 and will offer three success plan options: the Foundational Success Plan, the Advanced Success Plan, and the Max Success Plan.

Products9

The pillars of SAP’s product strategy, and our development and innovations, are presented below.

SAP Business AI

SAP Business AI capabilities are available across SAP Business Suite and SAP BTP. SAP offers a wide range of embedded AI features built into core business processes across finance, spend, supply chain, procurement, human capital management, customer relationship management, and customer experience, and in IT and industries.

Joule and Joule Agents fundamentally transform how users interact with SAP’s enterprise applications. Joule serves as an intuitive AI experience layer, navigating applications, executing transactions, and orchestrating digital workforces of prebuilt and custom agents across both SAP and non-SAP systems. Joule Agents are able to take over complex tasks that span the enterprise. The SAP Knowledge Graph solution connects and contextualizes data from across the enterprise and enables Joule Agents to reason and act reliably across end-to-end processes. In 2025, we released 30 Joule Agents.

Our AI Foundation solution on SAP BTP ensures that AI models, trusted data, security, and extensibility are deeply embedded—empowering organizations to streamline processes, accelerate cloud transformation, and adopt responsible AI in a secure, scalable manner.

SAP Business Data Cloud

SAP Business Data Cloud is a fully managed software as a service (SaaS) solution that unifies and governs all SAP data and seamlessly connects with third-party data. It aims to enable customers to transform outcomes with intelligent applications, harmonize mission-critical data, and ensure that trusted data can be used as a foundation for successful agentic AI. The solution can help organizations simplify their data landscape with fully managed data and AI capabilities. It can also help organizations build their business data fabric and a connected, open ecosystem that preserves mission-critical business context across all data.

The key capabilities of SAP Business Data Cloud include: SAP Data Products, which are sets of fully managed and certified data and metadata from SAP applications; the SAP Analytics Cloud solution, which unites analytics and enterprise planning in a single product; the SAP Business Warehouse application, which brings mission-critical, historical data to the cloud and the entire data landscape; the SAP Datasphere solution, which gives customers a semantic layer to discover, share, and model the same trusted data across their business data fabric; SAP Business Data Cloud Intelligent Applications, which address specific business problems and can automate, adapt, and learn in real time; the SAP Databricks capability in SAP Business Data Cloud, which unifies data from SAP line-of-business applications, and structured and unstructured data, to accelerate advanced analytics and machine learning workloads; and the SAP Business Data Cloud Connect solution, which provides bidirectional, zero-copy data sharing in SAP Business Data Cloud with third-party data platforms such as Databricks, Google, and Snowflake. In 2025, we released hundreds of prebuilt, SAP-managed data products for SAP Business Data Cloud.

9 Description of significant groups of products and/or services offered: ESRS 2 SBM-1 40 a (i).

SAP Business Technology Platform

SAP Business Technology Platform (SAP BTP) is a unified platform designed to extend existing systems, integrate applications and business processes, and build AI-supported applications across the enterprise. As the foundation of SAP Business Suite, SAP BTP unlocks the full potential of our customers’ and partners’ applications, data, and AI.

One of SAP BTP’s key capabilities is SAP Build, which provides an intuitive, open, and unified application development and process automation solution environment for IT and citizen developers. SAP Build features the SAP Joule for Developers add-on and the Joule Studio capability, which allow users to incorporate AI into every aspect of SAP Build and Advanced Business Application Programming (ABAP) development, and to build custom Joule agents and skills. Also part of SAP BTP are SAP Integration Suite—a single scalable, AI-assisted integration platform as a service (iPaaS) to connect and automate business processes across SAP and third-party landscapes—and SAP BTP core capabilities for centralizing application lifecycle, interoperability, security, and administration.

Cloud ERP

SAP Cloud ERP provides software capabilities for finance, risk management, project management, procurement, manufacturing, supply chain management, asset management, R&D, and more. These include capabilities such as the SAP HANA in-memory database, data management, AI, and application lifecycle management—and SAP Cloud ERP solutions, which ease our customers’ transformation to the cloud. These solutions help customers adopt new business models by enabling them to leverage AI, machine learning, and other intelligent technologies for enhanced data analytics and automation.

Financial Management

SAP’s financial management solutions enable organizations to streamline financial operations, ensure compliance, and drive strategic decision-making. SAP delivers a comprehensive, integrated suite across the full spectrum of financial operations—from planning and analysis to the financial close, quote-to-cash, treasury and working capital management, tax and trade, and governance, risk, and compliance—empowering CFOs to elevate their finance organizations from transactional processors to strategic business partners. The SAP Taulia portfolio extends the working capital optimization capabilities in SAP Business Suite by helping businesses and their suppliers release funds trapped in the supply chain, thereby optimizing cash flow and unlocking growth opportunities. Leveraging embedded AI, trusted data, and streamlined processes, these solutions equip finance teams to operate more efficiently, anticipate changes, and lead with confidence.

Spend Management

SAP’s spend management solutions enable procurement teams to unlock real potential from AI and make better decisions with seamless and accessible data. Covering direct and indirect spend, travel and expenses, and external workforce management, these solutions give customers a unified view of their spend to reduce costs, mitigate risks, improve collaboration, and align spend decisions with business strategy. SAP Ariba applications provide a modern, AI-native suite of source-to-pay solutions designed to translate deep insights into seamless processes, ensuring productivity, accuracy, and an optimized employee experience. The SAP Concur portfolio contains solutions for integrated travel, expense, and invoice management. And SAP Fieldglass solutions help businesses find, engage, and manage their global external workforce.

Supply Chain Management

SAP’s portfolio of supply chain management solutions helps companies around the globe and across industries orchestrate their teams, processes, and systems—both internally and with trading partners—to build a stronger supply chain. By providing a comprehensive suite of AI-infused applications that integrate with ERP and adjacent line-of-business solutions, and which digitally connect with trading partner systems, SAP helps break down silos for more efficient, compliant, and responsive supply chains. And, by equipping companies with advanced analytics, operational insights, predictive signals, and recommended actions, it also helps them adapt to changing circumstances and exceed their expectations.

Human Capital Management

SAP SuccessFactors solutions are designed to empower organizations to create an agile, future-ready workforce in a rapidly changing workplace, and help their employees work smarter and more efficiently. The SAP SuccessFactors portfolio includes an AI-enabled suite of cloud solutions that spans core HR, time tracking, payroll, talent acquisition and management, analytics, and employee experience management.

In September, SAP completed the acquisition of SmartRecruiters, a leading provider of enterprise-grade talent acquisition software. The SmartRecruiters platform will be integrated with the SAP SuccessFactors Human Capital Management (HCM) suite. This addition to the SAP SuccessFactors portfolio will help organizations manage the entire talent lifecycle, from sourcing to onboarding, with enhanced AI-enabled recruiting capabilities.

Customer Experience

SAP Customer Experience (SAP CX) is a comprehensive portfolio of marketing, commerce, sales, and service solutions that are natively integrated with SAP ERP and powered by SAP Business AI to deliver insights, operational efficiency, and scalable customer engagement from a single, unified platform. This integration can provide organizations with a governed, real-time view of their business to enrich customer interactions. Joule with embedded SAP CX AI agents can help marketing, sales, and service teams work faster and smarter by enhancing decision-making and proactively assisting and automating workflows.

Business Transformation Management

SAP’s business transformation management solutions help customers realize holistic, data-driven business transformation across several pillars: business processes with SAP Signavio, applications with SAP LeanIX, and people with WalkMe. The comprehensive approach to transformation that these solutions offer can unlock quantifiable business value for organizations, such as deep business insights, optimized IT landscapes, and help with getting their people on board with change.

SAP Signavio solutions, powered by AI, help organizations manage, analyze, and optimize their business processes to achieve the insights and agility they need for successful business transformations. By benchmarking current process landscapes against best practices, and acting on change recommendations, customers can define a target state, adapt their processes accordingly, and assess whether the outcomes they achieve align with their strategic goals.

With SAP LeanIX, customers can manage and transform their IT landscape. SAP LeanIX solutions enable organizations to create transparency over their IT environment, assess interdependencies and risks, and plan modernization initiatives so that they are well equipped to move toward their target IT landscape—supported by proven reference materials, best practices, and seamless integration with leading SAP and non-SAP solutions.

WalkMe offerings help organizations navigate technology change and maximize the return on their software investments by easing user onboarding in cloud solutions. WalkMe’s digital adoption platform delivers guidance, automation, and contextual AI assistance directly in the flow of work, enabling employees to complete workflows across applications, from SAP and beyond. WalkMe’s digital learning solution helps companies reskill their workforce by embedding training directly into the tools employees use every day.

Sustainability Management

SAP helps customers transform sustainability data into real business opportunities and operational efficiencies. The SAP Sustainability portfolio delivers ERP-centric, cloud-based, AI-enabled sustainability solutions for companies of all sizes and from all industries, and supports them by embedding sustainability into every aspect of their daily business operations. The portfolio includes the following offerings: SAP Sustainability Control Tower, SAP Sustainability Footprint Management, SAP Sustainability Data Exchange, and SAP Green Ledger.

Partners and the Ecosystem

The global SAP partner ecosystem plays a key role in delivering and extending our cloud and solution offerings. Our partners support the entire customer lifecycle—from selling and implementing to running and extending our solutions on SAP BTP—and enable customers to integrate, extend, and innovate across SAP Business Suite.

Services and Support

We continue to evolve our cloud-focused services and support portfolio to focus on customer adoption and consumption.

The foundation of the SAP Services and Support portfolio is SAP Enterprise Support, which provides tools and services, curated content, and mission-critical support. SAP Enterprise Support, cloud editions are included with cloud solution subscriptions. Customers who require more guidance from SAP can opt for incremental service plans, such as SAP Preferred Success and SAP Cloud Application Services, and professional services to address project-specific objectives, timelines, and plans.

To help customers who are planning to make an enterprise-wide transformational change, SAP offers SAP MaxAttention and SAP ActiveAttention services for tailored, long-term strategic engagement. Learning and user enablement is available throughout a customer’s journey and ranges from role-based digital content to expert-led live sessions, hands-on practical training, custom learning content, and certification.

Partnerships

SAP announced various partnerships in 2025.

-	On May 20, SAP and Accenture announced an expansion of their partnership to help companies enable connected intelligence across the enterprise to drive speed and agility in the AI era through the new ADVANCE offering.
-	Also on May 20, SAP and Perplexity announced a partnership to extend SAP’s generative AI and search capabilities by bringing together unstructured and structured data. In addition, SAP and Palantir announced a partnership to facilitate joint customers’ cloud migration journeys and modernization programs by connecting the unified, context-rich data environment of SAP Business Data Cloud with Palantir’s Ontology and Artificial Intelligence Platform.
-	On May 27, SAP and Alibaba Group announced an extension of their strategic partnership to accelerate cloud transformation.
-	On September 19, SAP and ADP, a global leader in HR and payroll solutions, announced that they would partner to enable shared clients to run ADP Global Payroll in the cloud.
-	On September 24, SAP and OpenAI announced the launch of OpenAI for Germany, a partnership to bring SAP’s enterprise applications expertise and OpenAI’s leading AI technology to Germany’s public sector. In addition, SAP and Amazon Web Services (AWS), an Amazon.com company, announced plans to make SAP Sovereign Cloud capabilities available on the AWS European Sovereign Cloud, a new independent cloud for Europe.
-	Also on September 24, SAP and Alibaba announced plans to advance their strategic partnership with the phased launch of four SAP cloud solutions (SAP Cloud ERP, SAP Cloud ERP Private, SAP BTP, and SAP Integrated Business Planning) on Alibaba Cloud for Chinese enterprises in China.
-	On October 6, SAP and Google Cloud announced that they would expand their long-standing data and analytics partnership with the launch of SAP Business Data Cloud Connect for Google BigQuery—a new capability that aims to simplify access to mission-critical SAP data products from SAP Business Data Cloud through bidirectional, zero-copy data sharing. At the same time, SAP announced SAP Business Data Cloud Connect for Databricks.
-	On November 4, SAP and Snowflake, an AI data cloud company, announced the SAP Snowflake solution extension for SAP Business Data Cloud to bring Snowflake’s data and AI capabilities directly to SAP customers. SAP also announced SAP Business Data Cloud Connect for Snowflake, which will make it easier for customers to harmonize and govern mission-critical data wherever it resides.
-	On November 18, SAP announced new and expanded collaborations with Mistral AI, Bleu, and Capgemini at the Franco-German EU Summit on Digital Sovereignty. These partnerships aim to accelerate Europe’s digital transformation through secure, scalable, AI-driven sovereign cloud solutions that protect data and intellectual property.
-	On November 27, SAP announced the next stage of its vision for European digital sovereignty with the launch of EU AI Cloud. SAP now offers a truly full-stack sovereign cloud offering, empowering customers to select the right level of sovereignty and deployment for their needs, whether in SAP’s own data centers, on trusted European infrastructure, or as a fully managed solution on-site.

Our Customers

We strive to maximize the value our customers derive from their investment in SAP and from their relationship with us. We do so at every touchpoint in their experience with us over the entire engagement lifecycle. Our customer-facing teams—across solutions, sales, services, customer engagement, ecosystem, and more—work together under an operating model that aims to harmonize internal processes with the goal of delivering improved outcomes for our customers.

Feedback from our customers is crucial to our journey together. To systematically gather and act on these insights, we have a company-wide Global Experience Management (XM) Program10 in place. This program aims to achieve a consistent end-to-end experience for our customers by standardizing experience initiatives and methodologies to help identify and close any gaps. The head of Customer and Market Intelligence (CMI) in the Strategy & Operations Board area leads our global XM program, which includes the SAP Customer Loyalty Survey. The customer experience metric derived from this survey is a KPI in the short-term incentive component of Executive Board remuneration. Historically, this KPI is the Customer Net Promoter Score (NPS). Given the importance of our customers and their feedback to SAP, the customer experience KPI is one of our main non-financial KPIs and a performance measure in the short-term incentive component of Executive Board compensation.

In 2025, our Customer NPS decreased three points year over year to nine (2024: 12), which is below our target range of 12 to 16.

Starting in 2026, we will revise our customer experience framework and replace the customer net promoter score with the Cloud Customer Satisfaction (CSAT) KPI. For more information, especially for the differentiation between cloud and on-premise customers, see the Performance Management System section.

10 Description of engagement with customers: ESRS 2 SBM-2 45 (a).

Policies, such as our Global Code of Ethics and Business Conduct for Employees, and the applicable General Terms and Conditions govern our relationships with our customers.

Our Investments in Innovation11

We are committed to scaling AI adoption across our organization to accelerate and optimize our innovation cycle. To drive competitive edge, the focus of our research and development (R&D) activities is on advancing our product portfolio. Our priorities here are to strengthen our AI foundation and seamlessly integrate our products. SAP’s strong commitment to R&D is reflected in our expenditure.

In the reporting year, our R&D expenditure increased year over year. Main driver was the higher, but disciplined, use of contingent workforce, which was partially offset by lower share-based payment expenses. While our R&D expenditure increased in 2025, our R&D ratios slightly decreased due to the stronger acceleration in revenues. Our IFRS R&D ratio, which reflects R&D expenditure as a portion of total revenue, decreased 1.0 percentage points (pp) to 18.0% (2024: 19.1%). Our non-IFRS R&D ratio likewise decreased 1.0 pp year over year to 18.0% (2024: 19.0%). At the end of 2025, our total full-time equivalent (FTE) headcount in development was 37,965 (2024: 37,590). Measured in FTEs, our R&D headcount remained at 34% of total headcount (2024: 34%).

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

Patents

Our investment in R&D has resulted in numerous patents. As at December 31, 2025, SAP held almost 13,000 (2024: more than 13,000) validated patents worldwide. Of these, more than 600 (2024: more than 700) were granted and validated in 2025.

While our intellectual property is important to our success, we believe our business as a whole is not dependent on any particular patent or combination of patents.

Competitive Intangibles

The majority of (intangible) resources that are the basis for our current and future success do not appear in the book value of equity in our Consolidated Financial Statements. This is apparent from a comparison of the market capitalization of SAP SE (based on all issued shares), which was €256.0 billion at the end of 2025 (2024: €290.3 billion), with the book value of our equity in the Consolidated Financial Statements, which was €45.1 billion (2024: €45.8 billion). This means that the market capitalization of our equity is more than five times the book value.

Seasonality

Over the years 2025, 2024, and 2023, on-premise support revenues and cloud revenues have further increased their share of total revenues. Unlike our on-premise software revenues, our on-premise support revenues and cloud revenues are less subject to seasonality. Due to the constant decrease in on-premise software revenues, which is expected to continue, the seasonality in SAP's revenues is expected to vanish in the near future. For more information about the development of our share of more predictable revenue in 2025, see “Item 5. Operating and Financial Review and Prospects – Operating Results (IFRS).” For more information about the expected development of our share of more predictable revenue, see “Item 5. Operating and Financial Review and Prospects – Expected Developments.”

11 Description of business model, inputs and outputs: ESRS 2 SBM-1 42 (a), (b).

Security, Cloud Compliance, and Data Protection and Privacy

Our Approach and Policies

We strive to protect the rights of data subjects, safeguard information and systems, and comply with applicable local requirements across our products and services. Our integrated approach to data protection, privacy, and security is embedded in SAP’s broader business strategy and supports our objective of strengthening SAP’s reputation as a sustainable, trustworthy partner in the market. Everyone has the right to have their personal data protected.

To further enhance our commitment to security and compliance, we integrate security considerations into every stage of the software development and cloud operations lifecycle. We utilize various methodologies, guidelines, processes, and tools to address and adapt effectively to evolving cybersecurity threats.

We designed and implemented these safeguards to protect the fundamental rights of everyone whose data is processed by SAP, and of everyone who uses SAP’s products, including customers, suppliers, partners, prospects, employees, and applicants.

Management plays a central role in defining data protection, security, and regulatory-compliance requirements and in embedding them into business processes to ensure adherence to applicable laws and standards. Senior leadership delegates responsibility across management levels, establishing clear accountability, resourcing, and oversight, so that requirements are translated into operational controls.

Accordingly, each global SAP line of business (LoB) is mandated to implement these data privacy, security, and compliance requirements within its area of responsibility. LoBs align local processes with corporate policies and global standards, integrate security and privacy controls into the product and service lifecycle, perform risk and impact assessments (including Data Protection Impact Assessments where appropriate), maintain documentation and audit trails, deliver role-based training, and coordinate incident reporting and remediation with SAP’s central security, privacy, legal, and compliance teams. These measures ensure consistent implementation, regulatory cooperation, and ongoing monitoring to maintain compliance and protect stakeholders.

At the local level, operational responsibility for compliance with data privacy requirements is assigned to local CFOs, who are supported by a network of local Data Protection and Privacy Coordinators (DPPCs). Unless one has already been appointed by the Data Protection and Privacy team (DPP), each CFO must designate a local DPPC. The DPPCs are responsible for conducting audits to verify the Company’s compliance with regulations. The CFO is also responsible for facilitating these audits and implementing any measures that are necessary to address compliance gaps.

The Global Security Policy is a controlled document owned by SAP’s Chief Security Officer and SAP’s Chief Security Compliance & Risk Officer, with reviews, approvals, and publishing managed by the SAP Global Policy Coordination Office in accordance with SAP’s governance and policy‑management procedures. The policy is published in SAP’s central policy repository and communicated to relevant stakeholders through established governance channels and mandatory training, ensuring that those affected and those responsible for implementation have access to the policy and oversight from the leadership.

Our Actions and Targets

Addressing Material Impacts

SAP applies a layered approach to prevent, mitigate, and remediate negative impacts and risks. Preventive measures are embedded across the product lifecycle and include secure-by-design practices, role‑based training and guidance on information security and data privacy, proactive publication of security information through internal and external channels, and targeted consultation and support for customers and partners.

For mitigation and remediation, SAP operates a centralized incident‑management tool and follows defined response procedures to ensure timely detection, containment, investigation, and resolution of incidents in line with its policy. Post-incident root-cause analysis, remediation tracking, and stakeholder communication support accountability and continuous improvement.

The table below sets out the key actions that SAP continuously carries out to prevent, mitigate, or remediate negative impacts or risks.

Action	Description	Objective	Metrics, Targets, and Performance Against Targets
SAP’s cyberthreat intelligence initiatives and operations[1]

An advanced initiative designed to proactively manage cybersecurity threats. It integrates various cybersecurity services, incorporates event, incident, threat, and vulnerability management, and ensures 24/7 security monitoring. Security incidents are handled through a structured incident management process aligned with ISO/IEC 27035 principles.

Managing customer-reported incidents and data-subject requests entails collaboration with customers and regulatory authorities. Customers can submit security incidents through Customer Support, following which SAP engages with the data subjects or relevant regulatory bodies. SAP provides functionality for customers to correct or remove personal data from cloud services or to restrict the processing of that data in alignment with data protection law. If such functionality is not available, SAP acts on the customer’s instructions and on legal requirements.

Promptly identify, assess, and address potential security threats and disruptions so as to minimize adverse impacts on business operations

Metric: percentage of secure software development and operations lifecycle (SDOL) vulnerabilities mitigated within SLAs

Metric: mean time to detect, respond, contain, and remediate incidents

Due to the confidential nature of these metrics, the targets, KPIs, and performance against those targets cannot be disclosed.

Compliance with industry standards and regulations[1]

To ensure effective implementation of the SAP Cybersecurity Framework, we:

- Provide our cloud and IT units with operational controls that are monitored and tested for design and operational effectiveness

- Have established an independent internal audit function that reports the audit planning and audit results to the SAP Executive Board on a regular basis

- Engage external internationally accredited auditors to regularly assess the design and operational effectiveness of the Framework

- Offer service organization control (SOC) reports such as SOC 1 Type II/ISAE 3402 and SOC 2 Type II/ISAE 3000 for our cloud services, issued by external internationally accredited auditors

- Publish certificates attesting to our compliance with international standards such as ISO 42001, ISO 9001, ISO 27001, ISO 27017, ISO 27018, ISO 22301, and BS 10012

- Offer further industry-specific and regional compliance attestations, certifications, and reports on SAP Trust Center

Adhere to industry and international standards on information security and data protection as part of a proactive approach to managing risk and maintaining operational integrity for the benefit of everyone who uses our systems

Metric: percentage of required certifications and SOC reports successfully renewed on schedule

Target: 100% on-time issuance and renewal of all required certificates and SOC reports to be delivered on an annual basis.

KPI: Due to their confidential nature, KPIs and performance against targets cannot be disclosed.

Further details can be found on SAP Trust Center.

Action	Description	Objective	Metrics, Targets, and Performance Against Targets
Data Protection Management System (DPMS)[2]

Framework that brings together activities, tools, and methodologies to help the business achieve specific data protection and privacy goals and compliance with applicable data protection and privacy requirements. We continuously enhance this framework to increase our data protection compliance level based on the annual recertification of DPMS by the British Standards Institute (BSI). SAP is audited by BSI annually and has been awarded certifications according to BS 10012 since 2011. The most recent certification is valid until the end of 2025. The certificate can be found on SAP Trust Center.

		Provide guidance to all employees with respect to meeting data protection requirements across SAP, and ensure a robust approach to data privacy compliance	Metric: notifiable data protection incidents Target: certificate for DPMS maintained on an annual basis Details can be found on SAP Trust Center.
SAP Third-Party Risk Management Process[3]

Process that follows international regulations and SAP's own quality standards, both of which require the careful selection and monitoring of subprocessors who handle personal data on behalf of SAP and SAP’s customers

Ensure that all subprocessors meet the necessary data protection and security requirements for the processing of personal data, thereby safeguarding the interests of SAP, its customers, partners, employees, and end-users

Metric: notifiable data protection incidents

Target: supplier compliance maintained, risks mitigated, transparency on data processing maintained, and incident response effectively managed

Details can be found on SAP Trust Center.

Phishing awareness campaign

SAP holds a phishing awareness campaign at least three times a year that targets all SAP employees. The campaign simulates phishing attacks, using different tactics each time, and provides targeted training to employees identified as being more susceptible to such attacks.

Minimize the risk of security breaches and data compromises by training employees to recognize and report phishing attempts effectively. This approach supports the objective of the SAP Global Security Policy Framework of protecting all SAP assets from internal and external threats, whether deliberate or accidental.

Metric: percentage of employees who clicked on simulated phishing emails during phishing campaigns (click-through rate)

Due to the confidential nature of these KPIs, targets and performance against those targets cannot be disclosed.

1 Action does not include acquired companies Taulia and SmartRecruiters.

2 Action does not include Taulia, Emarsys, WalkMe, SmartRecruiters, or Volume Integration.

3 Action does not include SmartRecruiters and Volume Integration.

Training

Global data protection and privacy training is mandatory for SAP employees and is conducted every two years. New hires are required to complete the training when they join the Company. The training is validated as part of the DPMS audit carried out by BSI.

Security compliance training comprises five different sets of online courses that are delivered annually (unless otherwise indicated), with extra sessions for new hires and employees who are changing roles.

All training courses are delivered online and tracked using our online training system.

					Practicing Secure		Supporting Secure		Executive Management		Executive Support
	Global Data Protection		Information Security		Software		Software		Security and Compliance		Security and
	and Privacy Training[3]		Fundamentals[4,5]		Development[3]		Development[3]		Training[4]		Compliance Training
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
					Developers and		Developers and
					developer-adjacent		developer-adjacent
Target group	All employees		All employees		roles		roles		Executive management		Executive support roles
Total	106,419	108,597	112,234	106,420	32,923	20,993	7,983	6,812	664	612		688
Total headcount receiving training	67,195	105,672	84,192	74,269	31,485	20,294	7,249	6,209	577	532		639
Training launch date[1]	October 2025	October 2023	October 2025	October 2024	June 2025	February 2024	June 2025	February 2024	September 2025	July 2024	Not delivered	July 2024
Training completion date[1]	January 2026	February 2024	January 2026	January 2025	December 2025	June 2024	December 2025	June 2024	December 2025	October 2024	in 2025	October 2024
Target completion rate	95%	95%	95%	95%	95%	95%	95%	95%	95%	95%		95%
Completion rate[2]	63.14%	97.31%	75.01%	69.79%	95.63%	96.67%	90.81%	91.15%	86.90%	86.93%		92.88%

1 Training launch and completion dates may differ for new hires and acquired companies which affects the reported completion rates.

2 Completion rates include the completion rates for new hires and acquired companies. Training launch and completion dates differ for new hires and acquired companies which impacts the reported completion rates. For trainings that span calendar years, completion rates are presented as at December 31.

3 Training was not extended to Taulia, WalkMe, SmartRecruiters, or Volume Integration.

4 Training was not extended to Taulia, SmartRecruiters, or Volume Integration.

5 Training was extended also to non-HC relevant employees.

While affected stakeholders were not directly involved in setting targets, their interests were addressed through SAP's adherence to international standards and certifications, thereby ensuring that stakeholder interests are reflected in our governance, risk management, and reporting frameworks.

Metrics on Material Topics

The policies and initiatives described above are designed to prevent and minimize negative impacts, enhance data protection, and mitigate security and compliance risks across the organization. Their effectiveness is demonstrated through the metrics outlined in the preceding section:

-	Percentage of secure software development and operations lifecycle (SDOL) vulnerabilities mitigated within SLAs
-	Mean time to detect, respond, contain, and remediate incidents
-	Percentage of required certifications and SOC reports successfully renewed on schedule
-	Percentage of employees who clicked on simulated phishing emails during phishing campaigns (click-through rate)
-	Notifiable data protection incidents

These metrics serve to confirm adherence to security policies, regulatory requirements, and cloud compliance standards, and reflect the maturity of SAP’s internal control framework.

In 2025, there were a total of eight notifiable data protection incidents that SAP reported to the relevant supervisory authorities as required by the applicable data protection law for data that SAP processes for its own purposes (2024: 10 notifiable data protection incidents).

Five of these notifiable data protection incidents were notified to SAP’s applicable lead supervisory authority in Germany (Der Landesbeauftragte für Datenschutz und Informationsfreiheit Baden-Württemberg (LfDI)); one incident was voluntarily notified to the supervisory authority in the United Kingdom (Information Commissioner’s Office (ICO)); one incident was notified to the supervisory authority in Hungary (National Authority for Data Protection and Freedom of Information (NAIH)); and one incident was notified to the supervisory authority in Japan (Personal Information Protection Commission (PPC)).

For the notifiable data protection incidents in the European Union (EU), the notification decision was based on the risk for the affected individuals as outlined in Article 33 (1) of the EU’s General Data Protection Regulation (GDPR), considering the relevant recitals of the GDPR and accompanying guidelines of the European Data Protection Board.

For the notifiable data protection incident in the United Kingdom (UK), the notification decision was based on the provisions of the UK General Data Protection Regulation (UK GDPR) and accompanying guidelines of the ICO.

For the notifiable data protection incident in Japan, the notification decision was based on the provisions of Japan’s Act on the Protection of Personal Information and accompanying enforcement rules.

Human Capital Resources

People Agenda

Established in 2024, the People Agenda is a holistic integrated people system in which people, organizational, and technological development are interconnected. We have defined three key strategic pillars built on a strong foundation that together make up our People Agenda:

Our growth culture guides how we work internally and how we address market needs and customer relationships. It increases our capacity for change, drives efficiency, and ensures accountability, helping us deliver high-performance results for our customers and markets. To support this evolution, we are implementing an execution architecture that enables scale, speed, and adaptability. We have created leadership transformation journeys to accelerate our strategy execution and SAP’s transformation agenda. We have combined the How in the form of our growth culture (four growth behaviors and three leadership promises) with the What. We have also established a network of trained change agents that span all regions and functions. Our regular Growth Summits and growth culture activation efforts reach into the business to accelerate transformation and execution. To sustain a high-performance culture, SAP has introduced a new approach to managing performance to ensure we execute in line with our strategy. That way, we endeavor to strengthen the engagement and commitment of everyone—employees, partners, customers, and shareholders. In addition, we focus on skill-infused strategic workforce management to make the right “buy, build, borrow, or break” decisions. Strategic workforce management ensures we have the right talent in the right place and with the right volume and mix of skills. It ensures the right workforce composition to execute on our strategy and to define the hiring, reskilling, and skills access strategy through third parties and through the constant adaptation of roles which are necessary to drive the right business outcome. This includes a continuous process of transforming our workforce through reskilling and shifting our resources to areas with high demand, for example, data science and business AI. For more information about the impact of the transformation, see the Notes to the Consolidated Financial Statements, Note (B.2) and the Operating Profit and Operating Margin section.

Our skills-led people ecosystem fuels growth, innovation, and opportunity—both for our people and our business. This transformation is foundational to our future and reflects a paradigm shift in how we approach hiring, learning, development, and career pathing. We have already made significant progress by building the foundation to ensure that every employee has an up-to-date skills profile that accurately reflects the work they do. This includes streamlining our skills taxonomy, aligning skills with market standards, and modernizing role profiles. In 2026, employees will be assigned to updated role profiles and, by means of the growth portfolio, we can leverage the skills taxonomy to infuse skills into every People & Culture (P&C) practice and enhance every stage of the employee experience. Our action plan includes several pilot use cases that infuse skills across the employee lifecycle, with the first use case—AI-driven, skills-based learning—launching as one of the first benefits for employees.

We invest in our people by helping employees stay relevant and build future-critical skills. We are introducing a connected, scalable system that brings together learning, talent and leadership development, assessment, succession, and performance. This holistic approach supports employees and leaders, accelerates growth for high-potential talent, and ensures our people practices are personalized across all generations and career paths.

Our game-changing people technology12 harnesses SAP’s own technological capabilities, delivering data-driven, AI-first, and personalized solutions for everyone at SAP. This will enable us to foster data-driven and transparent decision-making for leaders and allow everyone to grow and develop to their best abilities based on data insights. As the number one showcase of SAP SuccessFactors, we are actively driving the Human Capital Management (HCM) roadmap and pioneer innovations—for our customers too. This includes the acquisition of SmartRecruiters in 2025.

These pillars rest on the strong foundation of our people-centric work environment, which fosters employee well-being, safety, and health, as well as workplace diversity, and inclusion. Together, these elements are designed to establish a forward-thinking workplace.

#Unfiltered

y Methodologies and Definitions

#Unfiltered:13 Our employee engagement survey runs twice a year to measure key people metrics, engagement drivers, and employee sentiment. #Unfiltered is a demonstration of our commitment to listen regularly to our employees and act together on their feedback. In 2025, we ran surveys in April and October to gauge sentiment on employee engagement, leadership, health and well-being, and other topics. The average scores from both surveys were used to calculate the full-year Employee Engagement Index, Business Health Culture Index and Leadership Index.

Employee Engagement Index (EEI): For more information, see the Performance Management System section.

Business Health Culture Index (BHCI): In 2025, we revised the BHCI definition by adding equal opportunities as a new component of the index and replacing one of the health and well-being questions. For more information, see the Performance Management System section.

Leadership Index (LI): In 2025, we replaced the Leadership Trust Net Promoter Score with our new Leadership Index (LI). The LI is the percentage of favorable responses across six questions in the #Unfiltered survey. It reflects our leadership philosophy of “Develop People,” “Drive Transformation,” and “Deliver Results,” and also assesses trust in a leader’s competence, integrity, and in their care and concern for employees. By combining these components, the LI offers a nuanced view of leadership and gives leaders actionable bottom‑up feedback. To ensure a reliable baseline, the six questions used to calculate the new LI were included in the November 2024 #Unfiltered survey.

Inclusion Index: The Inclusion Index from our #Unfiltered survey demonstrates the extent to which SAP successfully offers employees a working environment that promotes a culture of inclusion. This index was calculated from the responses to three questions in the #Unfiltered April 2025 survey.

12 “Game-changing” refers to the use of our own technology, which transforms how we operate and supports data-driven decision-making, employee development, and business impact.

13 81,911 employees participated in the #Unfiltered survey in April (response rate: 74%); 82,362 employees participated in the #Unfiltered survey in October (response rate: 72%). All headcount-relevant employees, PhD students, and vocational trainees at SAP are eligible to take the survey unless: 1) They are employed by one of the acquired companies (SmartRecruiters, Taulia, or WalkMe); 2) they have taken the Voluntary Early Retirement Program (VERP); or 3) they are on long-term sick-leave. For Germany, non-headcount-relevant employees who have been with SAP for six months or longer are also invited to complete the survey. In 2024, 83,042 employees participated in the #Unfiltered survey in June (response rate: 76%); 77,577 employees participated in the survey in November (response rate: 70%). Simplification of Processes: In 2025, as part of broader updates to SAP’s survey landscape, the “Simplification of Processes” score was transitioned out of the #Unfiltered survey and will no longer be reported as part of the #Unfiltered metrics.

The EEI is part of the short-term, one-year performance-based compensation (Short-Term Incentive, STI) of the Executive Board members. Employee Engagement rose two percentage points in 2025 to 76% (2024: 74%), landing at the mid-point of the target range for 2025 of 74% to 78%.

The BHCI is part of the long-term, three-year performance-based compensation (Long-Term Incentive, LTI) of the Executive Board members. We revised the composition of this index in 2025. The BHCI score for 2025 was 81%, which is at the midpoint of the target range of 80% to 82%, and one percentage point higher than the revised 2024 score of the index (2024: revised score 80%; reported score 78%). Based on the revision of the index composition we raised the 2025 target range to 80% to 82%, ensuring the same level of ambition for this performance measure (2024: reported target range 78% to 80%). For more information about the EEI and BHCI results and outlook for 2026, see the Performance Against Our Outlook for 2025 and Outlook for 2026 sections.

The Leadership Trust NPS was measured for the last time in 2024, scoring 68%, and has been replaced by the LI, which is based on a standard methodology. The LI currently stands at an 89% favorable rating, one percentage point higher than when it was last measured. The scores for each of the six items that make up the LI have remained largely at the same level, with no specific item showing a notable change.

We also track the Inclusion Index of our own workforce through our #Unfiltered survey, which allows us to take a deeper look at the aspects of gender, age, job level, and geography for all employee engagement scores. The Inclusion Index reached a strong 91% in 2025, up one percentage point on 2024.

We anticipated that some of the employee-relevant initiatives we implemented in 2025 would affect employee engagement. Our #Unfiltered employee engagement survey is designed to gauge employee sentiment at aggregated level and measures the cumulative effect of such initiatives. A year-over-year comparison of the index scores from #Unfiltered shows that they increased in 2025, indicating that the initiatives had no negative impact and that employee sentiment remained stable. This suggests that our communication, and the enablement and change support we provided, were at least sufficient to mitigate any potential adverse effects.

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

Energy and Emissions

Our Approach and Policies

In light of the escalating effects of climate change and the global challenges it poses, climate action has been at the top of SAP’s corporate sustainability agenda for over a decade. We aim to take climate action through our dual approach as an enabler and exemplar. By helping pave the way toward a low-carbon future for our customers, partners, and SAP, we seek to create positive impact while respecting planetary boundaries.

The following sections describe in detail how we mitigate negative impacts and risks, and how we pursue positive impacts and opportunities through our policies, actions, targets, and metrics.

Our Actions and Targets

Transition Plan for Climate Change Mitigation

Our net-zero commitment is the cornerstone of our climate change mitigation. Under this commitment, we aim to reduce our gross greenhouse gas (GHG) emissions (market-based) by at least 90%14 across the value chain by 2030. Our net-zero target has been validated and approved by the Science Based Targets initiative (SBTi), which also verified that it is compatible with limiting global warming to 1.5°C, as advocated by the Paris Agreement. We consider the base year for our net-zero target, 2023, to be representative because we did not witness any atypical events in that year, such as pandemics, major mergers and acquisitions, and extreme weather episodes.

Progress on our transition plan for climate change mitigation is monitored by the ESG Steering Board at a detailed IRO level, and is on track.

14 All acquisitions after the baseline year 2023 are not considered.

SAP’s ambitious climate change mitigation commitment has also been recognized by the investment market, as demonstrated by SAP’s inclusion in the EU Paris-aligned benchmarks.

Target	Base Year	Target Year	Target Description
1.5°C-aligned science-based target (SBT)	2023: 6.9 million tons gross GHG emissions (market-based)

2030: reduction in gross GHG emissions (market-based) by at least 90%, which corresponds to less than 0.7 million tons (near-term and long-term target) 2026: steady decrease in GHG emissions across relevant value chains

Reduce SAP’s gross GHG emissions (market-based) across our value chain (Scopes 1, 2, and 3) by at least 90% to reach net-zero by 2030. Remaining residual emissions will be neutralized by a maximum of 10% carbon removals.

Scope: GHG Protocol-aligned baseline, including Scope 1, Scope 2 market-based, and all business-relevant Scope 3 value chain emissions.

Net-Zero Target: Expected Impact of GHG Reduction Levers1

SAP aims to reach its net-zero target by focusing on four GHG reduction levers:

–	Cloud transformation
–	Upstream supply chain
–	Own operations
–	Carbon removals

In all four areas, leveraging our own solution portfolio is fundamental to improving how we manage and plan our initiatives, resources, and value chain partner relationships to achieve net-zero by 2030. When modeling our reduction pathway to 2030, we considered future developments—such as the expected growth of the Company and the effects from our cloud strategy—and any planned methodology adjustments. Our transition plan is closely aligned with our business model and financial planning, and is informed by SAP’s business trajectory and financial forecasts. We incorporate estimated company growth and cloud development projections to formulate a comprehensive emissions plan that reflects anticipated developments and considers investments in reducing GHG emissions. Taking this approach allows us to ensure that our climate change mitigation actions are viewed not as separate initiatives but as an integrated element of our financial growth strategy, corporate risk management, technology adoption, and product portfolio development. The climate scenario analysis we conducted in 2025 has no implicit impact on our GHG reduction levers. By way of these levers, SAP envisions that its net-zero transition plan will steadily reduce its GHG emissions. If GHG emissions remain, SAP plans to leverage removals in line with the SBTi standard as explained above.

Our Net Zero 2030 target is dependent on the following elements which are outside of SAP’s direct control:

-	Progress and success of the decarbonization efforts of our suppliers
-	Changes in regulation such as the revision of the SBTi standards, expected to be finalized in 2026
-	Due to the rapid development in the AI and general cloud infrastructure area and the resulting high energy needs it is unclear if this demand can be fully covered with renewable energy

1 Expressed in millions of tons of CO2e.

Due to these uncertainties, we are monitoring our progress in achieving the net zero target by 2030 and are continuously evaluating whether adjustments might be necessary.

Energy Consumption and Mix

in MWh (rounded to 100 MWh)	2025			2024
Total Energy Consumption	610,700			757,900
	Energy from Fossil	Energy from Renewable	Energy from Nuclear	Energy from Fossil	Energy from Renewable	Energy from Nuclear
	Sources	Sources[1]	Sources	Sources	Sources[1]	Sources
Total Energy Consumption	377,100	233,600	0	447,900	310,000	0
Scope 1
Fuel consumption from natural gas and other sources
Stationary combustion[2]	80,100	1,900	0	92,600	1,100	0
Mobile combustion from corporate cars (gasoline, diesel)	281,500	0	0	339,900	0	0
Mobile combustion from corporate jets (kerosene)	7,200	0	0	7,900	0	0
Scope 2
Consumption of purchased or acquired electricity
Electricity in office buildings	0	108,900	0	0	112,000	0
Electricity in own data centers	0	97,100	0	0	95,200	0
E-mobility electricity	0	24,400	0	0	12,700	0
Consumption of purchased or acquired heat, steam, and cooling (district heating)	8,300	0	0	7,500	0	0

1 Does not include Taulia and Volume Integration.

2 Refers to the consumption of (1) self-generated renewable energy (produced on-site), (2) the procurement of high-quality EACs, and starting 2025, (3) the procurement of biomethane (biogas) certificates.

3 This includes gas and oil heating systems in office buildings (owned and leased); the combustion of diesel in generators, and of gas in co-generation units and combined heat and power (CHP) systems. Our CHP system in Walldorf, Germany, uses wood pellets as a renewable source to generate heat.

Share of Energy Consumed[1]	2025	2024
Share of fossil sources in total energy consumption	62%	59%
Share of consumption from nuclear sources in total energy consumption	0%	0%
Share of renewable sources in total energy consumption	38%	41%

1 Does not include Taulia and Volume Integration.

Disaggregation of Renewable Energy (including certificates) Sources[1] (in MWh rounded to 100 MWh)	2025	2024
Fuel consumption for renewable energy sources including biomass	1,900	1,100
Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	230,300	307,600
Consumption of self-generated non-fuel renewable energy	1,300	1,300

1 Does not include Taulia and Volume Integration.

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

Description of Property

Our principal office is located in Walldorf, Germany, where we own and occupy approximately 406,000 square meters of office and datacenter space including our facilities in neighboring St. Leon-Rot. We also own and lease office space in various other locations in Germany, totaling approximately 138,000 square meters. In approximately 80 countries worldwide, we occupy roughly 1,492,000 square meters. Except for our main office in Germany, most of our office spaces are leased. We also own certain real estate properties in Newtown Square, Palo Alto, and Colorado Springs (United States); Bangalore (India); Sao Leopoldo (Brazil); London (UK); Ra’anana (Israel); Sofia (Bulgaria) and a few other locations.

The office and datacenter space we occupy includes approximately 295,000 square meters in the EMEA region, excluding Germany, approximately 296,000 square meters in North and Latin America, and approximately 358,000 square meters in the APJ Region.

The space is being utilized for various corporate functions including research and development, our data centers, customer support, sales and marketing, consulting, training, and administration. We started in 2023 with the renovation of our “headquarter building – WDF01” in Walldorf which won’t be usable until completion in 2027. The footprint of this building is not included in the 2025 numbers above. For a disclosure on our non-current assets by geographic region see Note (D.7) to our Consolidated Financial Statements. Also see, “Item 6. Directors, Senior Management and Employees — Employees,” which discusses the numbers of our employees, in FTE’s, by business area and by geographic region, which may be used to approximate the productive capacity of our workspace in each region.

We believe that our facilities are in good operating condition and adequate for our present usage. We do not have any significant encumbrances on our properties. We do not believe we are subject to any environmental issues that may affect our utilization of any of our material assets. We continue investing in the Flex Work readiness of our existing properties and where necessary we are undertaking capital investment activities to increase our capacity for future expansion of our business. We are also reviewing our portfolio to ensure that it covers our office space demands in line with the evolved Hybrid Work Guidance. Our significant construction activities are described below, under the heading “Principal Investments and Divestitures Currently in Progress.”

Investments

Principal Investments Currently in Progress

In 2025, we finalized various construction projects and continued construction activities in several locations. We plan to finance all of these projects from operating cash flow. Our most important projects are listed below.

Construction Projects

€ millions
Country	Location of Facility	Short Description	Estimated Total	Costs Incurred as at	Estimated Completion
			Cost	12/31/2025	Date
Germany	Walldorf	General renovation of headquarters building for approx. 1,600 employees	232	138	Q3 2027
India	Bangalore	New office building for approx. 3,500 employees	89	88	Completed Q4 2025
India	Bangalore	New office building for approx. 5,000 employees	99	0	Q3 2028
Japan	Tokyo	Relocation and interior office build-out for approx. 650 employees	24	0	Q1 2027

There were no material divestitures of facilities within the reporting period.

Principal Investments and Divestitures for the Last Three Years

Our principal investments for property, plant, and equipment (other than from business combinations) amounted to €1,130 million in 2025 (2024: €1,138 million; 2023 €810 million). Principal investments in 2025 for property, plant, and equipment slightly decreased compared to 2024. The additions relate primarily to the replacement and purchase of information technology equipment and the construction and leasing of buildings and data centers. For further details related to property, plant, and equipment, see Note (D.4).

Our investments for intangible assets such as acquired technologies and customer relationships amounted to €285 million in 2025 compared to €591 million in 2024 (2023: €560 million). Our investments allocated to goodwill decreased to €523 million in 2025 from €765 million in 2024 (2023: €859 million). Based on the expected synergies, the goodwill added through the acquisition of SmartRecruiters (€523 million) was provisionally allocated to the Applications, Technology & Support segment on December 31, 2025, as the initial accounting for the SmartRecruiters business combination is still incomplete (for more information, see Note (D.1). For further details on investments related to acquisitions, see Notes (D.2) and (D.3) to our Consolidated Financial Statements.

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

The following discussion is provided to enable a better understanding of our operating results for the periods covered, including:

-	the factors that we believe impacted our performance in 2025;
-	our outlook for 2025 compared to our 2025 actual performance (non-IFRS);
-	a discussion of our operating results for 2025 compared to 2024 and for 2024 compared to 2023;
-	the factors that we believe will impact our performance in 2026; and
-	our financial targets and prospects.

The preceding overview should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 5, “Item 3. Key Information — Risk Factors”, “Item 18. Financial Statements”,and Note (D.1).

Economy and the Market

World Economy

The global economy proved resilient in 2025, but remained subdued compared to its pre-pandemic average, reports the European Central Bank (ECB) in its most recent Economic Bulletin.1 Geopolitical tensions, particularly Russia’s war against Ukraine, and tariff negotiations remained major sources of uncertainty, weighing on the global economy. On the other hand, investments in artificial intelligence (AI), including semiconductors, strengthened global trade in technology products. Overall, economic growth was stronger in emerging market economies in 2025, with India standing out in particular.

Concerning the EMEA region in 2025, the ECB found that the economy grew more strongly in the euro area than expected and was mostly services-led. This applied particularly to the information and communication sector, while activity in industry and construction remained flat. All in all, the first half of the year was volatile due to frontloading in response to higher U.S. tariffs and related uncertainty. Only the second half of the year showed stronger domestic consumption and investment in connection with additional public spending on infrastructure and defense, particularly in Germany. Overall, the euro area economy also benefited from a robust labor market, with unemployment close to its historical low towards the end of 2025.

As for the Americas region and the United States, private consumption was more positive in 2025 than the ECB had previously expected. Investments in AI further supported U.S. economic growth. However, the federal government shutdown in the United States in the fourth quarter led to a decline mostly in services activity, but the manufacturing sector was also affected and could only partly offset the economic slowdown.

For the APJ region, the ECB reports that China’s economic activity grew moderately in both the services and the manufacturing sector in 2025. Domestic demand weakened yet export growth remained strong, with net exports contributing positively to economic progress. Toward the end of 2025, manufacturing activity contracted, whereas the services sector continued to expand, albeit more softly in the second half of the year.

1 European Central Bank, Economic Bulletin, Issue 8/2025, Publication Date: January 15, 2026.

The IT Market

The global IT market sustained its growth momentum in 2025, underpinned by accelerating investments in AI-enabled transformation, modernization of ERP platforms, and widespread cloud adoption across industries. According to International Data Corporation (IDC), “The AI age is ushering a new ERP product that is using AI technology to enhance and augment the functionality,” with intelligent automation, autonomous workflows, and embedded decision support now defining enterprise technology innovation.1

Throughout 2025, the convergence of AI and enterprise applications matured rapidly, with AI-enabled ERP systems emerging as a key investment priority. According to IDC, “IDC's May 2025 SaaS Path Survey finds 44% of organizations plan to invest in AI-powered ERP applications, while 22% plan to replace their current applications if generative AI (GenAI) is not included in the next release.”2 These shifts reflect growing demand for business systems that deliver real-time insights, reduce manual workloads, and support autonomous operations at scale. As AI reshaped competitive dynamics across the software industry, enterprises increasingly distinguished between platforms that could integrate and scale intelligence effectively and those at risk of falling behind, particularly in environments requiring high reliability, security and regulatory compliance.

At the same time, the global cloud market continued to evolve from a foundational utility into a dynamic ecosystem powering the next wave of enterprise innovation. “The convergence of AI and cloud will give rise to agentic platforms that autonomously manage everything from workload placement to security, enabling a new level of efficiency and strategic value,”3 predicts IDC. Demand for cloud-based ERP remained especially strong, driven by the need to deploy intelligent systems at scale while reducing infrastructure complexity and costs. In parallel, rising customer and regulatory demands for data sovereignty accelerated sovereign cloud discussions across Europe and other regulated markets, reflecting growing emphasis on data residency, compliance, and operational control as integral components of enterprise cloud strategies.

These trends reinforced cloud ERP’s role as the dominant deployment model in the digital enterprise landscape in 2025. As AI adoption accelerated across the IT stack, organizations increasingly pursued modular, composable systems anchored in the cloud, signaling a fundamental shift in how business software is designed, delivered, and operated.

Impact on SAP

The year 2025 was a pivotal one for SAP, as the Company strengthened its leadership position in enterprise application software during a time of accelerated change across the IT landscape. In the face of macroeconomic uncertainty, driven in part by fluctuating trade policies and tariff volatility, SAP remained a trusted partner to both the world’s largest enterprises and smaller, fast-scaling businesses undergoing digital transformation.

During the year, customers increasingly looked to SAP not only for modernization but for solutions that could deliver tangible business value from AI within mission-critical processes. This reinforced SAP’s positioning as a leading AI-driven SaaS provider and reflected a broader shift in customer expectations toward scalable, outcome-oriented deployments. In particular, SAP’s approach to Business AI resonated with customers because it embeds AI directly into core business workflows and is powered by rich enterprise data, enabling customers to move beyond isolated use cases toward integrated, AI-enabled operations at scale.

At the same time, the broader IT market underwent a period of transition. Businesses continued to reassess their technology priorities in response to cost pressures, evolving architectural needs, and the rapid introduction of generative AI (gen AI) capabilities. This shift in focus from experimentation to value delivery favored vendors that could offer integrated platforms, operational flexibility, and enterprise-grade scale. SAP’s end-to-end portfolio, including RISE with SAP, SAP GROW, SAP Business Technology Platform (BTP), SAP Business Data Cloud, and Joule, aligned well with these evolving needs.

Geopolitical developments and increasing regulatory requirements also elevated data sovereignty from a compliance consideration to a strategic decision factor. Customers, particularly in regulated industries and the public sector, increasingly sought sovereign cloud solutions that deliver innovation while ensuring data residency, control, and regulatory compliance. These requirements are shaping customer cloud deployment decisions and operating models, reinforcing the importance of sovereign cloud capabilities as enterprises navigate a more fragmented global environment. SAP’s sovereign cloud strategy directly addresses these needs and represents a meaningful opportunity to support customers operating under heightened regulatory and geopolitical complexity.

As a result, SAP saw consistent momentum across its strategic product areas. Customers turned to our platform not only for modernization but also as a path to simplify operations and unlock new value through embedded intelligence.

1 IDC Worldwide Enterprise Resource Planning Applications Software Forecast, 2025-2029: AI Empowers the Future, September 2025, IDC #US53742525.

2 IDC MarketScape: Worldwide AI-Enabled Large Enterprise ERP Applications 2025 Vendor Assessment, October 2025, IDC #US52976925.

3 IDC FutureScape: Worldwide Cloud 2026 Predictions, October 2025, IDC #US53859425.

Performance Against Our Outlook for 2025

As in previous years, our 2025 published financial outlook, except free cash flow and effective tax rate, is based on constant currencies. In this section, we therefore discuss performance against our outlook at constant currencies, unless otherwise stated. The results for 2024 are presented at actual currencies with the exception of growth rates, which are at constant currencies. For more information about our performance measures, see the Performance Management System section.

Strategic	KPI		Outlook for 2025	Revised Outlook
Objective		Results	(Integrated	for 2025	Results
		for 2024	Report 2024)	(Q3 Quarterly Statement)	for 2025
	Cloud revenue	€17.14 billion	€21.6 billion	€21.6 billion	€21.66 billion
			to €21.9 billion	to €21.9 billion
(Toward the lower end)
	Cloud and software revenue	€29.83 billion	€33.1 billion	€33.1 billion	€33.44 billion
Growth			to €33.6 billion	to €33.6 billion
	Total revenue growth	10%	To slightly accelerate	To slightly accelerate	11%
	Current cloud backlog growth	29%	To slightly decelerate	To slightly decelerate	25%
Profitability	Operating profit (non-IFRS)	€8.15 billion	€10.3 billion	€10.3 billion	€10.66 billion
			to €10.6 billion	to €10.6 billion
(Toward the upper end)
	Free cash flow[1]	€4.22 billion	approx. €8.0 billion	€8.0 billion	€8.24 billion
to €8.2 billion
Customer loyalty	Customer NPS	12	12 to 16	12 to 16	9
Working environment	Business Health Culture Index	80%	80% to 82%	80% to 82%	81%
Employee engagement	Employee Engagement Index	74%	74% to 78%	74% to 78%	76%
Climate performance	Gross greenhouse gas emissons	6.9 Mt	To steadily decrease carbon emissions across the relevant value chain	To steadily decrease carbon emissions across the relevant value chain	6.3 Mt

1 at actual currencies

Changes in our outlook within the year 2025 have been marked bold. The outlook for 2025 in our Q1 Quarterly Statement and Q2 Quarterly Statement remained unchanged.

Financial Performance

Our current cloud backlog (contractually committed cloud revenue that we expect to recognize over the upcoming 12 months) reached €21.05 billion at actual currencies (€22.54 billion at constant currencies; 2024: €18.08 billion at actual currencies), which was an increase of 25% on a constant currency basis (2024: 29% at constant currencies). This represents a more pronounced slowdown in the growth rate than anticipated. Large transformational deals with high cloud revenue ramps in outer years and termination for convenience clauses required by law negatively impacted constant currency current cloud backlog growth by approximately 1pp.

The resulting cloud revenue grew from €17.14 billion (at actual currencies) in 2024 to €21.66 billion (at constant currencies) in 2025, in line with our revised guidance range toward the lower end of €21.6 billion to €21.9 billion. That represents an increase of 26% at constant currencies. Cloud and software revenue grew 12% at constant currencies to €33.44 billion (2024: €29.83 billion at actual currencies) and thus ended in line with our outlook range for 2025 of €33.1 billion to €33.6 billion. Total revenue on a constant currency basis grew 11% in 2025 to €37.80 billion (2024: €34.18 billion at actual currencies), thus marking a slight acceleration in the growth rate. For more information about revenue, see the Revenue section.

Non-IFRS operating profit in 2025 was €10.66 billion on a constant currency basis (2024: €8.15 billion at actual currencies), reflecting a strong increase of 31% at constant currencies. IFRS and non-IFRS operating profit and margin benefitted from a strong cloud revenue growth and from the results of the Company-wide restructuring program which was announced in January 2024 and concluded in early 2025. Non-IFRS operating profit came in above our revised guidance range toward the upper end of €10.3 billion to €10.6 billion at constant currencies. For more information about IFRS operating profit, see the Operating Profit and Operating Margin section.

For the full year, free cash flow increased 95% to €8.24 billion (2024: €4.22 billion). The improvement compared to the prior year was mainly attributable to higher profitability and to lower payments for restructuring and share-based compensation. For more information about free cash flow, see the Analysis of Consolidated Statements of Cash Flow section.

The IFRS effective tax rate was 28.7% (2024: 33.9%) and the non-IFRS effective tax rate was 30.5% (2024: 32.3%). The IFRS effective tax rate is lower than the non-IFRS tax rate due to tax benefits from tax-exempt income.

Non-Financial Performance

In 2025, our Customer NPS decreased three points year over year to 9 (2024: 12), which is below our target range of 12 to 16. The Business Health Culture Index increased 1pp to 81% (2024: 80%), at the midpoint of the target range of 80% to 82%. The Employee Engagement Index for the full year 2025 increased 2pp year over year to 76% (2024: 74%), at the midpoint of the target range of 74% to 78%. Total carbon emissions decreased to 6.3 megatonnes (Mt) in 2025 (2024: 6.9 Mt), in line with our guidance for a steady decrease.

Executive Board’s Assessment

Despite a greater-than-expected deceleration of the cloud backlog growth rate to 25% at constant currencies, total cloud backlog performed strongly, increasing 30% at constant currencies to €77 billion, partially due to large transformational deals with high cloud revenue ramps in outer years. At the same time, we see SAP Business AI gaining momentum, with more than two-thirds of our cloud order entry containing SAP Business AI in the fourth quarter of 2025 and therefore increasing more than 20pp compared to the third quarter of 2025. This performance demonstrates the underlying momentum of our business, as well as our potential for the future.

Our ability to drive top line growth while exceeding our profitability and free cash flow expectations reflects the consistent execution against the outlook we provided at the beginning of the year. While the macroeconomic challenges persisted, we took deliberate steps to reinforce our foundation and align the business for durable, sustainable performance.

Overall, the course of business in the reporting year was favorable.

Operating Results (IFRS)

This section on operating results (IFRS) discusses results only in terms of IFRS measures.

Our 2025 Results Compared to Our 2024 Results (IFRS)

Revenue

1 The numbers for 2020 were not restated as a result of the divestiture of Qualtrics in 2023. Therefore, the growth rate for 2021 does not reflect continuing operations.

Total revenue rose from €34,176 million in 2024 to €36,800 million in 2025, representing an increase of €2,625 million, or 8%. This increase was driven by the revenues generated by our cloud business.

Cloud and software revenue grew from €29,830 million in 2024 to €32,538 million in 2025, representing an increase of 9%. Cloud and software revenue represented 88% of total revenue in 2025 (2024: 87%). Subscription revenue increased 22% from €17,442 million in 2024 to €21,328 million in 2025. For more information about the definition of subscription revenue, see the Performance Management System section.

For a detailed description of our revenue types, see the Notes to the Consolidated Financial Statements, Note (A.1). For more information about our regional performance, see the Revenue by Region section.

1 The numbers for 2020 were not restated as a result of the divestiture of Qualtrics in 2023. Therefore, the growth rate for 2021 does not reflect continuing operations.

Cloud revenue increased €3,883 million, or 23%, from €17,141 million in 2024 to €21,023 million in 2025, primarily fueled by Cloud ERP Suite revenue, which grew €3,954 million, or 28%, to €18,119 million in 2025 (2024: €14,165 million). Cloud ERP Suite contributed 86% to overall cloud revenue (2024: 83%). Cloud ERP Suite revenue growth benefitted from the accelerated transition of our customers to the cloud. Extension Suite cloud revenue grew from €2,436 million in 2024 to €2,559 million in 2025, representing an increase of 5%. In 2025, the IaaS cloud revenue declined €195 million, or 36%, to €345 million (2024: €540 million) in line with our strategic focus on SaaS / PaaS. For more information about Cloud ERP Suite, see the Performance Management System section.

The current cloud backlog increased €2.97 billion, or 16%, to €21.05 billion in 2025 (2024: €18.08 billion). Our total cloud backlog increased 22% from €63.29 billion in 2024 to €77.29 billion in 2025.

Software licenses and software support revenue decreased €1,174 million, or 9%, from €12,689 million in 2024 to €11,515 million in 2025.

Our software licenses revenue declined €409 million from €1,399 million in 2024 to €990 million in 2025. The continuous decline is in line with our cloud transformation.

Software support revenue decreased €765 million, or 7% from €11,290 million in 2024 to €10,525 million in 2025. The decline is attributable to the accelerated transition of our customers to the cloud.

Services revenue declined slightly, by €84 million, or 2%, from €4,346 million in 2024 to €4,262 million in 2025, mainly due to a decline in revenues from our training business. The strategic focus of our services business is to drive adoption of our cloud solutions.

Revenue by Region

EMEA Region

In 2025, the EMEA region generated €17,025 million in revenue (2024: €15,575 million), which was 46% of our total revenue (2024: 46%) and an increase of 9%. Revenue in Germany increased 9% to €5,828 million (2024: €5,359 million). Germany contributed 34% (2024: 34%) of all EMEA region revenue. In the remaining countries of the EMEA region, revenue increased 10%. Among the remaining EMEA countries, the largest contributions came from France, the Netherlands, Switzerland, and the United Kingdom.

Cloud and software revenue generated in the EMEA region totaled €15,013 million (2024: €13,534 million), which represents 88% of all revenue from the region (2024: 87%). Cloud revenue in the EMEA region rose 29% to €8,876 million in 2025 (2024: €6,892 million). Notably, the cloud revenue performance was strong in France, Germany, Italy, Saudi Arabia, Spain, and the United Kingdom. Software licenses and software support revenue decreased 8% to €6,137 million in 2025 (2024: €6,643 million).

Americas Region

In 2025, 39% of our total revenue was generated in the Americas region (2024: 40%). Total revenue in the Americas region increased 5% to €14,499 million (2024: €13,808 million). Revenue in the United States increased 4% to €11,537 million (2024: €11,056 million). The United States contributed 80% (2024: 80%) of all revenue generated in the Americas region. In the remaining countries of the Americas region, revenue increased 8%. The remaining revenue in the Americas region was primarily generated in Brazil, Canada, and Mexico.

Cloud and software revenue generated in the Americas region totaled €12,744 million (2024: €11,987 million), which represents 88% of all revenue from the region (2024: 87%). Cloud revenue in the Americas region rose 15% to €9,075 million in 2025 (2024: €7,872 million). The United States contributed 79% of cloud revenue generated in the Americas region. Notably, the cloud revenue performance was strong in Brazil and the United States. Software licenses and software support revenue in the Americas region decreased 11% to €3,669 million in 2025 (2024: €4,116 million).

APJ Region

In 2025, 14% of our total revenue was generated in the APJ region (2024: 14%). Total revenue in the APJ region increased 10% to €5,276 million (2024: €4,793 million). Total revenue in Japan increased 13% to €1,569 million (2024: €1,388 million). Revenue from Japan accounted for 30% of all revenue generated in the APJ region (2024: 29%). In the remaining countries of the APJ region, revenue increased 9%. Revenue in the remaining countries of the APJ region was primarily generated in Australia, China, and India.

Cloud and software revenue in the APJ region totaled €4,781 million (2024: €4,308 million). That represents 91% of all revenue from the region (2024: 90%). Cloud revenue in the APJ region rose 29% to €3,072 million in 2025 (2024: €2,377 million). Notably, the cloud revenue performance was strong in China, India, Japan, and South Korea. Software licenses and software support revenue decreased 11% from €1,931 million in 2024 to €1,709 million in 2025.

Operating Profit and Operating Margin

Operating profit increased to €9,617 million and operating margin improved by 12.5pp to 26.1%. Operating profit was positively impacted by an increased contribution from cloud revenue and by lower total operating expenses.

The operating profit benefitted from a decline in restructuring expenses from €3,144 million in 2024 to €3 million in 2025. This decline is associated with the Company-wide restructuring program that was announced in January 2024 and concluded in early 2025 as planned. Under this program, SAP increased its focus on key strategic growth areas, particularly business AI, in 2025. For more information about the program, see the Notes to the Consolidated Financial Statements, Note (B.6).

Share-based payment expenses fell to €1,695 million (2024: €2,385 million), mainly due to a reduction in the SAP share price of more than €25 (compared to an increase of more than €95 in 2024), as well as a lower grant volume compared to prior years. Our 2024 share-based payment expenses included SAP’s temporary increased contribution (from 40% to 100% from October to December 2024) to the Own SAP Plan to recognize its employees’ contribution to SAP’s success in 2024. For more information about share-based payments, see the Notes to the Consolidated Financial Statements, Note (B.3).

In 2025, the operating profit was negatively impacted by higher termination benefits outside of restructuring plans. The respective expenses increased in 2025 compared to 2024 (2025: €238 million compared to 2024: €68 million), mainly due to €191 million in expenses recognized under the workforce transformation announced at the end of July 2025.

Furthermore, the operating profit was negatively impacted by a provision of €387 million (2024: €0 million) related to the Teradata litigation. For more information about the Teradata litigation, see the Notes to the Consolidated Financial Statements, Note (G.3).

A change in case law resulted in an increase in other taxes by €98 million (2024: €0 million) negatively affecting SAP’s operating profit in the third quarter of 2025. For more information about tax-related litigation, see the Notes to the Consolidated Financial Statements, Note (C.5) and Note (G.3).

1 The numbers for 2020 were not restated as a result of the divestiture of Qualtrics in 2023. Therefore, the growth rate for 2021 does not reflect continuing operations.

Changes to the individual elements in our cost of revenue were as follows:

Cost of Cloud and Software

Cost of cloud and software consists primarily of costs for deploying and operating cloud solutions, the cost of developing custom solutions that address customers’ specific business requirements, and customer support costs.

In 2025, the cost of cloud and software increased 15% to €6,793 million (2024: €5,922 million) and our cloud margin increased 1.1pp from 72.8% in 2024 to 73.9% in 2025. This was attributable to strong revenue growth, primarily driven by Cloud ERP Suite revenue, paired with a slower growth in cost of cloud due to a scalable cloud infrastructure and operational efficiency. The increase in cost of cloud was mainly driven by higher volume and the associated additional expenses for procurement of instances for computing resources. The software licenses and software support margin was 88.6% in 2025, 1.5pp below the prior-year level (2024: 90.1%). Software licenses and software support revenue decreased 9% to €11,515 million (2024: €12,689 million), primarily attributable to a 29% decline in software license revenue. Software licenses and software support costs increased 4% year over year to €1,313 million (2024: €1,262 million) partially due to expenses related to the Teradata litigation.

Cost of Services

Cost of services consists primarily of the cost of consulting, premium services, and training courses. The cost of services decreased 4% in 2025 to €3,193 million (2024: €3,321 million). Our gross margin on services, which is defined as services profit as a percentage of services revenue, increased 1.5pp to 25.1% (2024: 23.6%). As our services business trends away from traditional software licensing and consulting revenue toward more revenue from cloud solutions, we continue to adjust our service delivery resources to support our cloud offerings.

Research and Development

Our research and development (R&D) expenses consist primarily of the personnel cost of our R&D employees, costs incurred for independent contractors whom we retain to assist in our R&D activities, data center infrastructure used for R&D activities, and depreciation of the computer hardware and amortization of the software we use for our R&D activities.

The R&D expense rose 2% to €6,633 million in 2025 from €6,514 million in 2024. This increase is primarily due to higher but disciplined use of contingent workforce in 2025. Lower share-based payment expenses partially offset the higher expenses for research and development. R&D expense as a percentage of total revenue decreased to 18.0% in 2025 (2024: 19.1%). For more information, see the Our Investments in Innovation section.

Sales and Marketing Expense

Sales and marketing expenses consist mainly of personnel costs, direct sales costs, and the cost of marketing our products and services.

Our sales and marketing expenses declined 2% from €9,090 million in 2024 to €8,879 million in 2025. This decrease is mainly attributable to reduced share-based payment expenses, partially offset by higher expenses for the SAP PartnerEdge program, which includes higher amortizations for sales commissions and higher costs for post-sales services. The ratio of sales and marketing expense to total revenue, expressed as a percentage, decreased 2.5pp in 2025 to 24.1% (2024: 26.6%).

General and Administration Expense

Our general and administration expenses consist mainly of personnel costs to support our finance and administration, human resources, and corporate functions.

General and administration expense increased 14% from €1,435 million in 2024 to €1,633 million in 2025. This increase is primarily due to higher but disciplined use of contingent workforce in 2025 as well as expenses related to the Teradata litigation. Lower share-based payment expenses partially offset the higher expenses for general and administration. The ratio of general and administration expense to total revenue increased by 0.2pp in 2025 to 4.4% (2024: 4.2%).

Segment Information

At year end 2025, SAP had two operating, reportable segments: the Applications, Technology & Support (ATS) segment and the Core Services segment.

-	The ATS segment represents SAP’s cohesive product portfolio, which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and support offerings, and it incurs costs for operating our cloud solutions and customer support. The revenue and cost for services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio.
-	The Core Services segment supports SAP’s product portfolio by enabling customers to accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

For more information about our segment reporting, see the Notes to the Consolidated Financial Statements, Note (C.1) and Note (C.2).

ATS

	2025		2024	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
€ millions (non-IFRS)	Currency	Currency	Currency	Currency	Currency
Cloud	21,023	21,661	17,141	23	26
Software licenses	990	1,020	1,399	-29	-27
Software support	10,525	10,754	11,290	-7	-5
Software licenses and support	11,515	11,774	12,689	-9	-7
Cloud and software	32,538	33,435	29,829	9	12
Services	309	316	418	-26	-24
Total segment revenue	32,847	33,751	30,248	9	12
Cost of cloud	-5,084	-5,276	-4,446	14	19
Cost of software licenses and support	-1,109	-1,143	-1,169	-5	-2
Cost of cloud and software	-6,193	-6,419	-5,615	10	14
Cost of services	-349	-357	-385	-9	-7
Total cost of revenue	-6,542	-6,775	-6,000	9	13
Segment gross profit	26,305	26,976	24,248	8	11
Other segment expenses	-12,959	-13,328	-12,995	0	3
Segment profit (loss)	13,345	13,647	11,253	19	21

In 2025, the Applications, Technology & Support segment significantly increased its cloud revenue by 23% (26% at constant currencies), driven by a strong performance of Cloud ERP Suite. At the same time, the cost of cloud increased moderately by 14% (19% at constant currencies).

Software support revenue decreased 7% (5% at constant currencies) to €10,525 million (2024: €11,290 million) and software licenses revenue decreased 29% (27% at constant currencies) to €990 million (2024: €1,399 million) as more of our existing customers chose our cloud offerings. Consequently, the Applications, Technology & Support segment recorded a total software licenses and support revenue of €11,515 million (2024: €12,689 million), representing a decline of 9% (7% at constant currencies).

As such, the total segment revenue increased 9% (12% at constant currencies) compared to the prior year, to €32,847 million (2024: €30,248 million). The total segment cost of revenue grew 9% (13% at constant currencies), mainly driven by an increase in cost of cloud. Other segment expenses remained stable (grew 3% at constant currencies) and ended 2025 at €12,959 million (2024: €12,995 million).

As a result, segment profit increased 19% (21% at constant currencies), from €11,253 million in 2024, to €13,345 million.

Core Services

	2025		2024	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
€ millions (non-IFRS)	Currency	Currency	Currency	Currency	Currency
Services	3,953	4,053	3,927	1	3
Total segment revenue	3,953	4,053	3,927	1	3
Cost of cloud	-120	-124	-108	11	14
Cost of software licenses and support	-39	-40	-49	-21	-19
Cost of cloud and software	-159	-164	-158	1	4
Cost of services	-2,773	-2,843	-2,850	-3	0
Total cost of revenue	-2,932	-3,007	-3,008	-3	0
Segment gross profit	1,021	1,046	920	11	14
Other segment expenses	-590	-605	-637	-7	-5
Segment profit (loss)	432	440	283	53	56

The Core Services segment closed 2025 with an increase in segment services revenue of 1% (3% at constant currencies).

The segment cost of services slightly decreased 3% (0% at constant currencies) during 2025. This decrease was primarily attributable to the positive cost development of SAP’s consulting and premium engagement business and lower share-based payment expenses. The efficiencies were predominantly driven by the restructuring program that was initiated in 2024 and concluded at the beginning of 2025, which led to a more favorable delivery mix. The other segment expenses declined 7% (5% at constant currencies).

Overall, the Core Services segment profit increased 53% (56% at constant currencies) to €432 million in 2025 (2024: €283 million).

Financial Income, Net

Financial income, net, improved to €534 million (2024: €398 million). Our finance income was €1,911 million (2024: €1,429 million) and our finance costs were €1,377 million (2024: €1,031 million).

Finance income primarily consists of interest income on investments in the amount of €428 million (2024: €631 million) and gains from IFRS 9-related fair value adjustments, mainly of Sapphire Ventures investments, and the disposal of equity securities totaling €1,393 million (2024: €779 million).

Finance costs mainly consist of interest expense on financial liabilities and from derivative instruments amounting to €492 million (2024: €545 million), and IFRS 9-related fair value adjustments or losses from disposal of Sapphire Ventures investments totaling €631 million (2024: €316 million). For more information about financing instruments, see the Notes to the Consolidated Financial Statements, Note (D.1) and Note (E.3).

Income Taxes

The effective tax rate in 2025 was 28.7% (2024: 33.9%). The year-over-year decrease mainly resulted from changes in withholding taxes. For more information about income taxes, see the Notes to the Consolidated Financial Statements, Note (C.5).

Our 2024 Results Compared to Our 2023 Results (IFRS)

Total Revenue

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

Cloud Revenue

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

Software Licenses and Support

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

Operating Profit and Operating Margin

Operating profit decreased to €4,665 million and operating margin declined by 4.9pp to 13.6%. Operating profit was impacted by a reduced contribution from software licenses revenue and from increased total operating expenses.

In 2024, SAP increased its focus on key strategic growth areas, in particular Business AI. To this end, as announced in January 2024, SAP has executed a company-wide restructuring program which concluded as planned at the beginning of 2025. In 2024, SAP recognized restructuring expenses amounting to €3,144 million (2023: €215 million).

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

Sales and Marketing Expense

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

Segment Information

The segment information below for 2024 and 2023 is presented for the two operating segments Applications, Technology & Support and Core Services. For more information about our segment reporting and the changes in the composition of our reportable segments, see the Notes to the Consolidated Financial Statements, Notes (C.1) and (C.2), and the Performance Management System section.

Applications, Technology & Support

	2024		2023	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
€ millions (non-IFRS)	Currency	Currency	Currency	Currency	Currency
Cloud	17,141	17,212	13,664	25	26
Software licenses	1,399	1,400	1,764	-21	-21
Software support	11,290	11,343	11,496	-2	-1
Software licenses and support	12,689	12,743	13,260	-4	-4
Cloud and software	29,829	29,955	26,924	11	11
Services	418	415	435	-4	-5
Total segment revenue	30,248	30,370	27,359	11	11
Cost of cloud	-4,446	-4,460	-3,692	20	21
Cost of software licenses and support	-1,169	-1,174	-1,259	-7	-7
Cost of cloud and software	-5,615	-5,634	-4,951	13	14
Cost of services	-385	-380	-405	-5	-6
Total cost of revenue	-6,000	-6,014	-5,356	12	12
Segment gross profit	24,248	24,356	22,003	10	11
Other segment expenses	-12,995	-13,027	-12,493	4	4
Segment profit (loss)	11,253	11,329	9,510	18	19

In 2024, the Applications, Technology & Support segment significantly increased its cloud revenue by 25% (26% at constant currencies), driven by a strong performance of Cloud ERP Suite. At the same time, the cost of cloud increased by 20% (21% at constant currencies).

Software support revenue decreased 2% (1% at constant currencies) to €11,290 million (2023: €11,496 million) and software licenses revenue decreased 21% (21% at constant currencies) to €1,399 million (2023: €1,764 million) as more of our existing customers chose our cloud offerings. Consequently, the software licenses and support revenue declined 4% (4% at constant currencies) to €12,689 million (2023: €13,260 million).

As such, the total segment revenue increased 11% (11% at constant currencies) compared to the prior year, to €30,248 million (2023: €27,359 million). The total segment cost of revenue grew 12% (12% at constant currencies), mainly driven by an increase in cost of cloud. Other segment expenses inreased 4% (4% at constant currencies) and ended 2024 at €12,995 million (2023: €12,493 million).

As a result, segment profit increased 18% (19% at constant currencies), from €9,510 million in 2023, to €11,253 million.

Core Services

	2024		2023	∆ in %	∆ in %
	Actual	Constant	Actual	Actual	Constant
€ millions (non-IFRS)	Currency	Currency	Currency	Currency	Currency
Services	3,927	3,940	3,848	2	2
Total segment revenue	3,927	3,940	3,848	2	2
Cost of cloud	-108	-109	-131	-17	-17
Cost of software licenses and support	-49	-49	-49	0	0
Cost of cloud and software	-158	-159	-180	-12	-12
Cost of services	-2,850	-2,864	-2,814	1	2
Total cost of revenue	-3,008	-3,023	-2,995	0	1
Segment gross profit	920	918	853	8	8
Other segment expenses	-637	-638	-604	5	6
Segment profit (loss)	283	280	249	14	12

The Core Services segment closed 2024 with an increase in segment services revenue by 2% (2% at constant currencies).

The segment cost of services slightly increased by 1% (2% at constant currencies) during 2024 and the other segment expenses increased by 5% (increased by 6% at constant currencies).

Overall, the Core Services segment profit rose 14% (12% at constant currencies) to €283 million in 2024 (2023: €249 million). This increase was primarily attributable to the positive cost development of SAP’s consulting and premium engagement business.

Financial Income, Net

In 2024, financial income, net, improved to €398 million (2023: –€456 million). Our finance income was €1,429 million (2023: €857 million) and our finance costs were €1,031 million (2023: €1,313 million).

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

Foreign Currency Exchange Rate Exposure

Generally, the Group’s entities conduct their operating business in their own functional currencies. However, occasionally the Group’s entities generate foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the respective functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, a significant portion of these transactions is hedged with the primary aim to reduce profit or loss volatility. As our reporting currency is Euro, the consolidation of financial statements of subsidiaries with a functional currency other than Euro exposes us to foreign currency risk from the translation of the net assets of those subsidiaries. In general, translation risk is not hedged. However, in rare occasions we safeguard the Euro countervalue of merger or disposal activities. For more information about foreign currencies and our hedging activities, see Note (F.1) and Note (IN.1).

Our financial reporting remains subject to translation effects arising from our non-euro transactions. Approximately 67% of our total revenue in 2025 (2024: 67%) was attributable to non-euro denominated transactions. We translated that revenue into euros for financial reporting purposes. Fluctuations in the exchange value of the euro had an unfavorable impact of €1,004 million our total revenue for 2025, a unfavorable impact of €135 million on our total revenue for 2024.

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

Liquidity and Capital Resources

Finances (IFRS)

Overview

Global Financial Management

We use global centralized financial management to control liquid assets and monitor exposure to foreign exchange, interest rate, credit, and equity risk. The primary aim of our financial management is to maintain liquidity in the Group at a level that is adequate to always meet our financial obligations. The Treasury Department manages liquidity of most SAP entities centrally, for example by pooling excess cash, to optimize deployment of liquid assets across the SAP Group in accordance with our policies. This central approach ensures sufficient levels of liquid assets to keep SAP financially flexible. In addition, various committed and uncommitted credit facilities are available for additional liquidity, if required. For more information about these facilities, see the Credit Facilities section.

We manage liquidity, foreign exchange, interest rate, credit, and equity price risks on a Group-wide basis. We use selected derivatives exclusively for this purpose and not for speculation, which is defined as entering into a derivative instrument for which we do not have corresponding underlying transactions. The rules for the use of derivatives and other rules and processes concerning the management of financial risks are documented in our Treasury Guideline, which applies globally to all companies in the Group. For more information about the management of each financial risk and about our risk exposure, see the Notes to the Consolidated Financial Statements, Note (F.1) and Note (F.2).

Capital Structure Management

The primary objective of our capital structure management is to maintain a strong financial profile for investor, creditor, and customer confidence, and to support the growth of our business. We seek to maintain a capital structure that will enable us to cover our funding requirements through the capital markets at reasonable conditions, and in so doing, ensure a high level of financial flexibility. For more information about the capital structure and its analysis, see the Notes to the Consolidated Financial Statements, Note (E.1).

The long-term credit ratings for SAP SE are “A+” by S&P Global Ratings (stable outlook) and “A1” by Moody’s (stable outlook).

In May 2023, SAP announced a share repurchase program with an aggregate volume of up to €5 billion, which was completed on August 13, 2025. SAP had repurchased 26,010,591 shares at an average price of €188.24, resulting in a purchased volume of approximately €4.9 billion under the program.

On January 29, 2026, SAP announced a new share repurchase program with an aggregate volume of up to €10 billion which is expected to be completed by the end of 2027.

Liquidity Management

Our primary source of cash, cash equivalents, and current investments are funds generated from our business operations. Over the past several years, our principal use of cash has been to support operations and our capital expenditure requirements resulting from our growth, to quickly repay financial debt, to acquire businesses and investments in venture activities, to pay dividends on our shares, and to buy back SAP shares on the open market. On December 31, 2025, our cash, cash equivalents, and current investments were primarily denominated in euros and U.S. dollars. We generally invest only in the financial assets of issuers or funds with a minimum credit rating of BBB and pursue a policy of cautious investment characterized by wide portfolio diversification with a variety of counterparties, predominantly short-term investments, and standard investment instruments such as bank term deposits or money market funds. Our investments in financial assets of issuers with a credit rating lower than BBB were not material in 2025.

We believe that our liquid assets and expected cash flow from operations, combined with our undrawn credit facilities, are sufficient to meet our operating financing needs, capital expenditure, debt repayments, and capital returns to our shareholders in 2026. It may also be necessary to enter into financing transactions should additional funds be required to maintain flexibility.

Therefore, we continuously monitor funding options available in the capital markets and trends in the availability of funds, as well as the cost of such funding. In recent years, we were able to repay additional debt within a short period of time due to our persistently strong free cash flow. For more information about our financial debt, see the Financial Debt section.

See Note (D.6) and Note (D.8) for our capital contribution commitments and purchase obligations respectively and Note (F.1) for lease and other financial liabilities.

As of December 31, 2025, €292 million of our other non-current non-financial liabilities have a maturity between 1 and 5 years and €231 million have a maturity of more than 5 years. €163 million of our derivative financial liabilities have a maturity of less than 1 year and €310 million have a maturity between 1 and 5 years. €40 million of our derivative financial liabilities have a maturity of more than 5 years.

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

The nominal volume of financial debt on December 31, 2025, included amounts in euros (€6,150 million). On December 31, 2025, approximately 74% of the financial debt was held at variable interest rates, partially swapped from fixed into variable using interest rate swaps.

Financial Debt by Instrument

For more information about our financial debt, see the Notes to the Consolidated Financial Statements, Note (E.3).

Liquidity

Group Liquidity and Net Liquidity/Net Debt

€ millions	2025	2024	∆
Cash and cash equivalents	8,220	9,609	–1,390
Current time deposits and debt securities	1,311	1,471	–160
Group liquidity	9,531	11,080	–1,550
Current financial debt	–1,600	–3,639	2,039
Non-current financial debt	–4,550	–5,746	1,196
Financial debt	–6,150	–9,385	3,235
Net liquidity (+)/net debt (–)	3,381	1,695	1,685
Lease liabilities	–1,684	–1,715	31
Net liquidity/net debt including lease liabilities	1,697	–19	1,716

Group liquidity consists of cash and cash equivalents (for example, cash at banks, money market funds, and time deposits with original maturities of three months or less) and current investments (for example, time deposits and debt securities with original maturities of greater than three months, and remaining maturities of less than one year included in current other financial assets). Group liquidity on December 31, 2025, primarily comprised amounts in euros and U.S. dollars.

The net decrease in group liquidity compared to 2024 is mainly due to repayments of borrowings, and the effects of foreign currency exchange rates on cash and cash equivalents, which were partially offset by a higher operating cashflow.

Net liquidity/net debt is group liquidity less financial debt. For more information about our liquidity, see the Notes to the Consolidated Financial Statements, Note (E.3).

Development of Net Debt

€ millions		2025	2024
Net liquidity (+)/net debt (–) 12/31/2024 (PY: 12/31/2023)	Free Cash Flow	1,695	3,521
Net cash flows from operating activities		9,156	5,207
Capital expenditure	8,239	-739	-797
Proceeds from sales		121	122
Lease payments		-299	-310
Business combinations		-702	-1,114
Dividends		-2,743	-2,565
Treasury shares		-1,937	-2,106
Interest payments, net		-154	13
Other		-1,018	-277
Net liquidity (+)/net debt (–) 12/31/2025 (PY: 12/31/2024)		3,381	1,695

Analysis of Consolidated Statements of Cash Flows

€ millions	Years ended December 31,			∆ in %	∆ in %
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Net cash flows from operating activities	9,156	5,207	6,134	76	-15
Net cash flows from investing activities	-965	-93	-4,134	>100	-98
Net cash flows from financing activities	-8,745	-3,961	-8,151	>100	-51

Analysis of Consolidated Statements of Cash Flows: 2025 compared to 2024

In 2025, cash inflows from operating activities increased €3,949 million to €9,156 million (2024: €5,207 million). This is particularly due to higher profitability, driven by continued revenue growth and improved collection effectiveness. In addition, lower restructuring payments (€0.8 billion in 2025 compared to €2.5 billion in 2024), lower share-based payments (€0.8 billion in 2025 compared to €1.3 billion in 2024), and slightly lower income taxes paid (€2.2 billion in 2025 compared to €2.3 billion in 2024) contributed to the cash flows from operating activities. Prepaid expenses and advance payments increased €0.6 billion in 2025. For more information see the Notes to the Consolidated Financial Statements, Note (A.2) for trade receivables, Note (B.3) for share-based payments, Note (B.6) for restructuring, Note (C.5) for income taxes, and Note (G.1) for prepaid expenses and advance payments. In Note G.1, we provide further information about the prepayments to hyperscalers.

Cash outflows from investing activities totaled €965 million in 2025, compared to €93 million in 2024. We decreased our short-term time deposits and debt instruments by €0.2 billion in 2025 (2024: decreased by €1.7 billion). We paid €0.7 billion, net of cash received, in 2025, chiefly to acquire SmartRecruiters, compared to €1.1 billion in 2024, which was mainly used for the acquisition of WalkMe. Capital expenditure on intangible assets and property, plant, and equipment slightly decreased to €0.7 billion (€0.8 billion in 2024).

In 2025, free cash flow (for the definition, see the Performance Management System section) increased to €8,239 million (2024: €4,222 million). Since December 2024, our forecasted exposure hedging strategy has been aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year. For more information, see the Notes to the Consolidated Financial Statements, Note (F.1).

Net cash outflows from financing activities were €8,745 million in 2025, compared to €3,961 million in 2024. In September 2024, SAP secured a short-term loan of €1.25 billion to finance the WalkMe acquisition, with flexible repayment terms through September 2025, which was paid back in March 2025. Further, in December 2025, we repaid a total of €1 billion raised in 2024 via bilateral credit lines and repaid early US$0.1 billion in U.S. private placements. Additionally, we repurchased shares with a volume of €1.9 billion in 2025 as part of our share buyback program. Apart from the buyback of shares, cash outflows in 2025 resulted from the repayment of €0.6 billion in Eurobonds, and US$0.3 billion in U.S. bonds upon maturity. In 2024, we repurchased shares worth €2.1 billion as part of the share buyback program. Further cash outflows in 2024 resulted from the repayment of €0.85 billion in Eurobonds, and US$0.32 billion in U.S. private placements upon maturity.

In 2025, we distributed €2,743 million in dividends, compared to €2,565 million in 2024.

Analysis of Consolidated Statements of Cash Flows: 2024 Compared to 2023

In 2024, cash inflows from operating activities decreased €927 million to €5,207 million (2023: €6,134 million). This is particularly due to significantly higher restructuring payouts (€2.5 billion in 2024 compared to €0.2 billion in 2023), increased share-based payments (€1.3 billion in 2024 compared to €1.1 billion in 2023), and higher income tax payments of €2.3 billion in 2024 (€2.2 billion in 2023). Prepayments to suppliers and to the tax authorities increased €0.3 billion in 2024. Cash collected from customer contracts increased in 2024, driven by continued revenue growth, improved collection effectiveness, and approximately €0.2 billion in customer payments before the due date in late December. In 2024, we discontinued the SAP-triggered financing (2023: €0.2 billion).

Cash outflows from investing activities totaled €93 million in 2024, compared to €4,134 million in 2023. We decreased our short-term time deposits and debt instruments by €1.7 billion in 2024 (2023: increased by €2.5 billion). We paid €1.1 billion, net of cash received, in 2024, chiefly to acquire WalkMe, compared to €1.2 billion in 2023, which was mainly used for the acquisition of LeanIX. Capital expenditure on intangible assets and property, plant, and equipment remained at €0.8 billion (€0.8 billion in 2023).

In 2024, free cash flow (for the definition, see the Performance Management System section) decreased to €4,222 million (2023: €5,116 million). The free cash flow conversion rate, defined as free cash flow as a percentage of profit after tax, decreased to 134% (2023: 142%). Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year.

Net cash outflows from financing activities were €3,961 million in 2024, compared to €8,151 million in 2023. In September 2024, SAP secured a short-term loan of €1.25 billion to finance the WalkMe acquisition, with flexible repayment terms through September 2025. In December 2024, SAP raised a total of €1 billion via bilateral credit lines with a term of one year as well as €0.5 billion via two commercial paper tranches of €0.25 billion each. Additionally, we repurchased shares with a volume of €2.1 billion in 2024 as part of our share buyback program. Apart from the buyback of shares, cash outflows in 2024 resulted from the repayment of €0.85 billion in Eurobonds, and US$0.32 billion in U.S. private placements upon maturity. In 2023, we repurchased shares worth €0.95 billion as part of the share buyback program. Further cash outflows in 2023 resulted from the repayment of €1.6 billion in Eurobonds, €1.45 billion in loans, and €0.93 billion in commercial paper upon maturity.

In 2024, we distributed €2,565 million in dividends, compared to €2,395 million in the previous year.

Credit Facilities

Other sources of liquidity are available to us through various credit facilities, if required.

To retain high financial flexibility, SAP SE entered into a committed €3 billion syndicated revolving credit facility on March 8, 2023, with an initial term of five years plus two one-year extension options. The initial term of this facility was extended by two years until March 2030. A possible future utilization is not subject to any financial covenants. So far, we have not used, and do not currently foresee any need to use, this credit facility.

As at December 31, 2025, SAP SE had additional bilateral uncommitted credit facilities available totaling €1.15 billion which are currently not utilized. Several other SAP entities have credit facilities available that allow them to borrow funds at prevailing interest rates.

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

Expected Developments

Economic Outlook for 2026 and Beyond

Future Trends in the Global Economy

Until 2028, the global economy will grow at similar rates to 2025, projects the ECB in its most recent Economic Bulletin.1 This means that economic growth will be stronger than previously expected but remain below the pre-pandemic average. According to the ECB, this growth will probably continue to be services-led and subject to uncertainties about geopolitical tensions, global financial market sentiments, supply chain disruptions, and volatile international environments. Against this background, the ECB expects emerging market economies to grow relatively strongly, with India standing out in terms of robust economic activity and import growth.

As for the EMEA region, the ECB expects domestic demand in the euro area to remain the main economic driver throughout the projection horizon. Gains in real incomes and a resilient labor market could contribute positively to private consumption. On the other hand, additional public spending on infrastructure and defense, especially in Germany, higher profits, reduced uncertainty, and improved financing conditions might lead to expanding business investments. In addition, exports might also start picking up in 2026 due to a rebound in foreign demand and despite gradually unfolding impacts from higher tariffs.

Regarding the Americas region, the ECB finds that capital expenditures related to artificial intelligence and higher fiscal spending in the United States could strengthen domestic demand. It therefore presents a stronger growth outlook for the United States over the projection horizon.

In the APJ region, according to the ECB, economic growth in China will likewise be stronger than previously expected. On the one hand, this could be due to the recent United States-China trade agreement that reduces U.S. tariffs on Chinese imports. On the other hand, China’s new five-year plan puts emphasis on economic growth from 2026 onward, providing a large fiscal stimulus for stronger export dynamics. Activity in the Chinese services sector should continue to expand, but could soften. “In Japan, growth is projected to moderate from 1.1 percent in 2025 to 0.7 percent in 2026 and to 0.6 percent in 2027. This marks a small upward revision relative to the October figure, reflecting in part the fiscal stimulus package announced by the new government,”2 says the IMF.

Economic Trends – GDP Growth Year Over Year

Percent	2025	2026p	2027p
World	3.3	3.3	3.2
Advanced Economies	1.7	1.8	1.7
Emerging Markets and Developing Economies	4.4	4.2	4.1
Regions (according to IMF taxonomy)
Euro Area	1.4	1.3	1.4
Germany	0.2	1.1	1.5
Emerging and Developing Europe	2.0	2.3	2.4
Middle East and Central Asia	3.7	3.9	4.0
Sub-Saharan Africa	4.4	4.6	4.6
United States	2.1	2.4	2.0
Canada	1.6	1.6	1.9
Latin America and the Caribbean	2.4	2.2	2.7
Japan	1.1	0.7	0.6
Emerging and Developing Asia	5.4	5.0	4.8
China	5.0	4.5	4.0
p = projection

Source: International Monetary Fund (IMF), World Economic Outlook Update January 2026, Global Economy: Steady amid Divergent Forces

(https://www.imf.org/-/media/files/publications/weo/2026/january/english/text.pdf), p. 11.

1 European Central Bank, Economic Bulletin, Issue 8/2025, Publication Date: January 15, 2026.

2 International Monetary Fund (IMF), World Economic Outlook Update January 2026, Global Economy: Steady amid Divergent Forces (https://www.imf.org/-/media/files/publications/weo/2026/january/english/text.pdf), p. 4.

The IT Market: Outlook for 2026 and Beyond

Looking ahead, the global IT market is expected to undergo sweeping changes driven by AI infrastructure modernization and outcome-based investment strategies. From compute-intensive cloud platforms to autonomous edge deployments, the next wave of IT growth will be defined by how well enterprises align technical investments with measurable business value.

Enterprise technology is entering a new phase of strategic transformation, with organizations now moving away from experimentation and toward measurable value realization in their AI investments. Industry analysts expect a major shift in enterprise AI strategy in the coming years on account of companies transitioning to scalable, value-driven deployments. As AI becomes foundational across functions, organizations are prioritizing platforms that can scale insights, automate workflows, and drive resilience.

One of the most significant forward-looking developments is the expected rise of enterprise agents. These are intelligent and autonomous software components that interpret complex business conditions and act independently. IDC predicts that, “by 2027, agentic automation will enhance capabilities in over 40% of enterprise applications.”1 Another IDC report notes that, “by 2027, G2000 agent use will jump 10x and token/call loads 1,000x, making agent vetting, orchestration, and optimization essential IT responsibilities.”2 This shift is expected to lay the foundation for next-generation AI operating models and transform a third of all business workflows. These agents, embedded within core ERP, supply chain, and finance systems, will go beyond automation to deliver adaptive, context-aware execution at scale.

From a platform perspective, the cloud continues to serve as the enabling foundation for this evolution. According to IDC, “ ‘As AI rapidly reshapes technology, cloud is evolving from a foundational utility to an intelligent, self-managing ecosystem,’ said Dave McCarthy, research vice president, Cloud and Edge Services at IDC. ‘The convergence of AI and cloud will give rise to agentic platforms that autonomously manage everything from workload placement to security, enabling a new level of efficiency and strategic value.’ ”3 IDC further predicts that, “By the end of this decade, the enterprise technology landscape will look radically different. The AI agent will become a new enterprise stock keeping unit (SKU), meaning a standardized, individually deployable and purchasable software capability purchased via marketplaces and powered by modular backend capabilities rather than monolithic SaaS platforms. User interfaces will still be critical to productivity but so will orchestration of more-or-less autonomous workflows. SaaS is not dead, but it is metamorphosing. The software industry is entering a new chapter defined by AI, automation, and outcome-based economics.”4

At the same time, geopolitical tensions and increasing regulatory fragmentation are driving growing demand for sovereign cloud solutions, as enterprises and public sector organizations seek to ensure data residency, compliance, and operational control while continuing to benefit from cloud-based innovation. These requirements are increasingly shaping customer cloud decisions and deployment models, particularly in regulated and public sector environments, making sovereign cloud capabilities a necessary component of enterprise cloud strategies rather than a niche consideration.

AI economics is becoming a critical framework for evaluating enterprise technology investments. IDC believes that “2026 will be the year that all enterprises shift from initiating their artificial intelligence (AI) pivot and start to make investments in more advanced agentic AI systems; in more modern cloud, data, and connectivity solutions; and in strategies to ensure effective human and digital cooperation. The end goal is to improve the organization's resiliency, reaction time, and ability to expand through innovation, becoming a resilient AI-fueled business by 2030. The investments and actions of IT industry providers — large and small, old and new — will play a large role in determining whether enterprises are able to achieve full AI alignment, making infusion of AI into business and IT processes a repeatable and well-managed enterprise capability.”2 This shift is driving demand for robust value realization practices to ensure technology initiatives deliver tangible ROI.

Looking ahead, the global IT market is expected to be defined not only by growth in AI spending, which is forecasted to outpace overall tech investment, but also by how effectively organizations embed AI into business processes and restructure themselves around it. This next chapter of enterprise transformation will be led by companies that can operationalize AI, modernize core systems, and build the digital architecture for long-term competitive advantage.

Impact on SAP

Uncertainty is expected to remain a defining feature of the global business environment in 2026. Ongoing geopolitical tensions, shifts in trade policy, and the accelerating pace of AI and infrastructure innovation remain key challenges that may weigh on customer buying decisions going forward. Navigating external volatility will require companies to stay agile, resilient, and focused on execution.

The IT outlook suggests that enterprises will continue to prioritize platform consolidation, integrated data strategies, and AI readiness. Customers are expected to shift from fragmented experimentation toward more outcome-driven deployments, favoring solutions that can scale across the business. Against this backdrop, SAP will continue to position itself as a strategic partner for customers seeking to modernize their core systems, simplify their technology stack, and prepare for future disruption.

Concerns that enterprise software providers could struggle to translate AI innovation into scalable SaaS value are mitigated in SAP’s case by its ability to embed AI directly into mission-critical business processes, supported by deep business data and an integrated application landscape, as emphasized in management commentary during the year.

1 IDC FutureScape: Worldwide AI-Enabled Enterprise Applications and Agents 2026 Predictions, October 2025, IDC #US53855925.

2 IDC FutureScape: Worldwide IT Industry 2026 Predictions, October 2025, IDC #US53858725.

3 IDC FutureScape: Worldwide Cloud 2026 Predictions, October 2025, IDC #US53859425.

4 IDC Blog, Is SaaS Dead? Rethinking the Future of Software in the Age of AI, December 2025.

The Company enters 2026 with a strong share of more predictable revenue and clear focus on product innovation, operational discipline, and customer success. These foundations will support SAP’s long-term strategy and help drive continued momentum across its differentiated portfolio. Customer requirements for compliant, sovereign cloud deployments continue to expand, particularly in regulated industries and the public sector. SAP’s sovereign cloud strategy enables the Company to address these needs while continuing to deliver cloud-based innovation, reinforcing sovereign cloud as a growth opportunity rather than a constraint.

Financial Targets and Prospects

Outlook for 2026

Unless otherwise stated, all forward-looking statements, except free cash flow and effective tax rate, are at constant currencies. The results for 2025, except growth rates, are presented at actual currencies. For more information about our performance measures, see the Performance Management System section.

Strategic Objective	KPI	Results for 2025	Outlook for 2026
	Cloud revenue	€21.02 billion	€25.8 billion to €26.2 billion
Growth	Cloud and software revenue	€32.54 billion	€36.3 billion to €36.8 billion
	Total revenue growth	11%	To accelerate through 2027
	Current cloud backlog growth	25%	To slightly decelerate
Profitability	Operating profit (non-IFRS)	€10.42 billion	€11.9 billion to €12.3 billion
	Free cash flow[1]	€8.24 billion	Approximately €10 billion
Customer satisfaction	Cloud CSAT[2]	75%	75% to 76%
Working environment	Business Health Culture Index	81%	80% to 82%
Employee engagement	Employee Engagement Index	76%	74% to 78%
Climate performance	Gross greenhouse gas emissions[3]	3.6 Mt	To steadily decrease carbon emissions across the relevant value chain

1 at actual currencies

2 From 2026, SAP is adopting Cloud CSAT as its new customer experience KPI. For more information, see the Performance Management System section.

3 In 2026, we will update the calculation methodology for Gross greenhouse gas emissions, which will result in a significant decrease in reported emissions and therefore lead to a rebaselining according to the Greenhouse Gas (GHG)-Protocol. The presented number of 3.6 Mt is already based on the updated calculation methodology. For more information, see the Performance Management System section.

Furthermore, SAP provides the following additional forward-looking information for selected metrics:

-	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.5%).[15]
-	A slight increase in segment revenue (2025: €3.95 billion) and a moderate decrease in segment profit (2025: €0.43 billion) for the Core Services segment. This reflects SAP’s strategy for the Core Services segment to help customers adopt and consume innovation, maximize the benefits of the cloud, and realize the value of SAP Business Suite.

Beyond the outlook for 2026, SAP expects:

-	Total revenue growth to accelerate through 2027, driven by growth in cloud revenue and primarily Cloud ERP Suite.
-	Total operating expenses to grow at 80% to 90% of total revenue growth in 2027, supported by slightly declining sales and marketing, research and development, and general and administration expense ratios. These improvements include efficiency gains from the internal deployment of SAP’s AI solutions.
-	Software support revenue to decline at a faster rate in the coming years as customers increasingly shift to the cloud.

Further, we aim to reduce our gross greenhouse gas (GHG) emissions by at least 90% across our relevant value chains by 2030 as part of our net-zero commitment. Our Net Zero 2030 target is dependent on the following elements, which are outside of SAP’s direct control: Progress and success of the decarbonization efforts of our suppliers; and changes in regulations, such as the revision of the SBTi standards, expected to be finalized in 2026; Due to the rapid development in the AI and general cloud infrastructure area and the resulting high energy needs it is unclear if this demand can be fully covered with renewable energy. Due to these uncertainties, we are monitoring our progress in achieving the net zero target by 2030 and are continuously evaluating whether adjustments might be necessary.

15 We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable effort but could have a significant impact on our future effective tax rate (IFRS).

Assumptions for Constant Currencies and Non-IFRS Financial Measures

SAP’s full-year 2026 business outlook, except free cashflow and effective tax rate, is at constant currencies. Where numbers are presented in actual currencies, these are likely to be affected by exchange rate fluctuations as the year progresses. See the table below for the expected currency impacts for the full year 2026. These expectations are based on the December 2025 level.

In percentage points (pp)	FY 2026
Cloud revenue growth	–3.0pp
Cloud and software revenue growth	–2.5pp
Operating profit growth (non-IFRS)	–3.5pp

This includes an exchange rate of US$1.18 per euro.

The following table shows the estimates of the items that represent the differences between our non-IFRS financial measures and our IFRS financial measures for operating profit.

€ millions	Estimated	Actual
	Amounts for	Amounts for
	2026	2025
Acquisition-related charges	340–420	411
Restructuring	0–20	3
Regulatory compliance matters	0	0
Teradata litigation	0	387

The differences between free cash flow as our non-IFRS financial measure and operating cash flow as our IFRS financial measure include estimated cash flows in 2026 for expenditures and proceeds from the sale of intangible assets and property, plant, and equipment, and expenditures for leasing of approximately –€1.1 billion (2025: –€0.9 billion).

Proposed Dividend

In 2026, we intend to pay a dividend of €2.50 per share (subject to shareholder approval at the Annual General Meeting of Shareholders in May 2026).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Supervisory Board

The current members of the Supervisory Board of SAP SE, each member’s principal occupation, the year in which each was first elected and the year in which the term of each expires, respectively, are as follows:

Name	Age	Principal Occupation	Year First Elected	Year Term Expires
Dr. h. c. mult. Pekka Ala-Pietilä, Chairperson[1,4,8,9]	69	Chairman of the Supervisory Board SAP SE Chairperson of the Board of Directors of Sanoma Corporation	2024	2026
Lars Lamadé, Deputy Chairperson[2,4,9]	54	Employee, Head of Global Sponsorships	2002	2029
Jakub Cerny[2,5,6]	43	Employee, Demand Manager	2024	2029
Pascal Demat[2,6,9]	58	Employee, Solution Advisor HCM, Member of SAP SE Works Council (Europe)	2024	2029
Marielle Ehrmann[3,6,7]	43	Employee, Chief Security Compliance & Risk Officer	2026	2029
Aicha Evans[1,4,7,8]	57	Chief Executive Officer and Member of the Board of Directors, Zoox, Inc.	2017	2028
Andreas Hahn[2,4,7]	55	Employee, Product Expert Digital Supply Chain Standards, Chairperson of SAP SE Works Council (Europe)	2024	2029
Prof. Dr. Ralf Herbrich[1,6,7]	51	Professor for Artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH	2024	2028
Margret Klein-Magar[2,4,5] (unitl 12/31/2025)	61	Employee, Vice President, Head of SAP Alumni Relations	2012	2025
Jennifer Xin-Zhe Li1, 5, 6, 10	58	General Partner, Changcheng Investment Partners	2022	2027
Dr. Qi Lu1, 7	64	CEO, MiraclePlus	2020	2027
César Martin[2,5,7]	53	Employee, SAP EMEA Enterprise Architect, Chairperson of the SAP Spain Works Council	2024	2029
Gerhard Oswald[1,5,7,9]	72	Managing Director of Oswald Consulting GmbH	2019	2026
Dr. Friederike Rotsch[1,4,5,8,9]	53	Attorney-at-law	2018	2028
Nicolas Sabatier[2,4,7]	65	Member of the Confédération Française de l’Encadrement – Confédération Générale des Cadres (CFE-CGC union, Paris, France) Retired, formerly employed at SAP France SA	2024	2029
Dr. Eberhard Schick[2,5,6]	58	Employee, Chairperson of SAP SE Works Council	2024	2029
Nina Strassner[2,5,6,9]	44	Employee, Head of People Transformation Management BTM	2024	2029
Dr. Rouven Westphal[1,4,6,8]	53	Member of the Executive Board of the Hasso Plattner Foundation and Managing Director of the General Partner of HPC Germany GmbH & Co. KG	2021	2026
Dr. Gunnar Wiedenfels[1,5,6,10]	48	Chief Financial Officer, Warner Bros. Discovery Inc.	2019	2026

1 Elected by SAP SE’s shareholders on May 15, 2024.

2 Appointed by the SAP SE Works Council Europe on April 25, 2024.

3 Appointed by the SAP SE Works Council Europe on November 19, 2025.

4 Member of the Personnel and Governance Committee.

5 Member of the Audit and Compliance Committee.

6 Member of the Finance and Investment Committee.

7 Member of the Product and Technology Committee.

8 Member of the Nomination Committee.

9 Member of the Government Security Committee.

10 Audit Committee financial experts.

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

Certain current members of the Supervisory Board of SAP SE were members of supervisory boards and comparable governing bodies of enterprises other than SAP SE in Germany and other countries as of December 31, 2025. See Note (G.4) to our Consolidated Financial Statements for more detail. Apart from pension obligations for employees, SAP SE has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment or service of the member.

Executive Board

The current members of the Executive Board, the year in which each member was first appointed and the year in which the term of each expires, respectively, are as follows:

Name	Year First Appointed	Year Current Term Expires
Christian Klein, CEO	2018	2030
Muhammad Alam	2024	2027
Dominik Asam	2023	2028
Thomas Saueressig	2019	2028
Sebastian Steinhaeuser	2025	2028
Gina Vargiu-Breuer	2024	2027

A description of the management responsibilities and backgrounds of the current members of the Executive Board are as follows:

Christian Klein, CEO (Vorstandsvorsitzender), 45 years old, holds a diploma in international business administration from the University of Cooperative Education in Mannheim, Germany. He joined SAP in 1999 and became a member of the Executive Board in 2018. On October 10, 2019 he became co-CEO alongside Jennifer Morgan and on April 20, 2020 he was appointed sole CEO. Christian holds the overall responsibility for the corporate strategic direction, management, and performance of SAP.

Muhammad Alam, 48 years old, holds a bachelor’s degree from Morehouse College, Atlanta, Georgia. He joined SAP in 2022 as president and chief product officer of the Intelligent Spend Management program and became a member of the Executive Board in April 2024. Muhammad leads the board area SAP Product & Engineering and has global responsibility for all business software applications. Before joining SAP, he spent 17 years at Microsoft, leading various teams in the Business Applications division.

Dominik Asam, 56 years old, graduated in mechanical engineering at Technical University of Munich and École Centrale Paris. He also holds a master’s degree in business administration from INSEAD (European Institute of Business Administration). He joined SAP in March 2023 as Chief Financial Officer (CFO) and member of the Executive Board. He is responsible for global finance and administration including legal, investor relations, internal audit, data protection and export control as well as government affairs. Prior to joining SAP, Dominik had served as CFO at Airbus SE from April 2019 to February 2023 and Infineon Technologies AG from 2011.

Thomas Saueressig, 40 years old, holds a degree in Business Information Technology from the University of Cooperative Education in Mannheim, Germany, and a joint executive MBA from ESSEC, France, and Mannheim Business School, Germany. He joined SAP in 2004 and became a member of the Executive Board in 2019. Thomas leads the Board area customer services & delivery and has global responsibility for long-term customer value in the cloud including customer services, premium engagements, customer innovation services and customer support. He is also responsible for cloud infrastructure, cloud operations, cloud lifecycle management, and private cloud delivery.

Sebastian Steinhaeuser, 40 years old, holds a degree in Business Administration from the European Business School in Oestrich - Winkel, Germany and an MBA from Stanford University. He first joined SAP in 2020 and became a member of the Executive Board in 2025. Sebastian is Chief Operating Officer (COO) and has global responsibility for the Strategy & Operations board area, including corporate strategy, operations, global marketing and partner management.

Gina Vargiu-Breuer, 51 years old, holds a postgraduate diploma in advanced management from ESMT Berlin and a master degree in economic psychology from the Catholic University of Eichstätt-Ingolstadt. She joined SAP in February 2024 as member of the Executive Board. Gina is Chief People Officer with global responsibility for the people & culture organization. She also serves as Labor Director. Before joining SAP, Gina was Senior Vice President Global Human Resources at Siemens Energy.

The members of the Executive Board of SAP SE as of December 31, 2025 that are members on other supervisory boards and comparable governing bodies of enterprises, other than SAP, in Germany and other countries, are set forth in Note (G.4) to our Consolidated Financial Statements. SAP SE has not entered into contracts with any member of the Executive Board that provide for benefits upon a termination of the employment of service of the member, apart from pensions, benefits payable in the event of an early termination of service, and abstention compensation for the postcontractual noncompete period.

To our knowledge, there are no family relationships among any of the Supervisory Board and Executive Board members.

Compensation Report

Compensation for Executive and Supervisory Board Members

This compensation report describes the two compensation systems for Executive and Supervisory Board members, outlines the criteria that apply to the compensation for the year 2025, and discloses the amount of compensation. The compensation system for the Executive Board members was approved by the Annual General Meeting on May 11, 2023, and the compensation system for the Supervisory Board members was approved by the Annual General Meeting on May 15, 2024.

The current compensation report meets the requirements of section 162 of the German Stock Corporation Act (AktG). The compensation report for 2024 was approved by the Annual General Meeting on May 13, 2025.

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

Building on this structure, the compensation system seeks to ensure that compensation:

–	Promotes the business strategy
–	Ensures that extraordinary performance is appropriately rewarded and any failure to achieve specific targets triggers a tangible reduction in the compensation
–	Is in line with market standards in terms of its level and structure and reflects the Company’s size, complexity, and economic situation
–	Takes account of the pay structure in the Company as a whole. In this context, the compensation is compared with the pay of SAP executives and non-executive SAP employees to ensure that the principle of proportionality is observed within SAP.

The main aspects of the compensation system are:

–	To emphasize the long-term performance of the Company, the ratio between short-term and long-term performance-based compensation is 40:60.
–	Long-term performance-based compensation is fully performance-based and incorporates important environmental, social, and governance (ESG) targets.
–

The system provides an option to grant like-for-like replacement awards to compensate for benefits from previous employment that an Executive Board member forfeited on joining SAP’s Executive Board, and an option to grant virtual shares with different terms.

–

It incorporates share ownership guidelines and a mobility package, and provides for partly deferred payment of short-term performance-based compensation by converting the payout amount into virtual shares.

Application of the Compensation System

The Supervisory Board – supported by its Personnel and Governance Committee – ensures that the compensation agreements and the individual target total compensation for each Executive Board member are aligned with the compensation system.

The Supervisory Board sets the target total compensation for each Executive Board member based on their individual role and performance. This target total compensation is aligned with SAP’s global strategy, market position, business performance, the economic outlook, and the compensation paid at comparable national and international companies. The annual benchmarking is based on the compensation data from the DAX 40 companies as well as selected U.S.-based IT and other technology companies.16 The benchmark was the basis for all compensation decisions made in 2025. The Supervisory Board reviews, assesses, and sets the target total compensation in its first meeting of each fiscal year (February 19, 2025, for 2025). The Supervisory Board is of the opinion that this approach ensures that the compensation is appropriate.

The amount of performance-based compensation depends on the performance of SAP’s KPIs (key performance indicators) against predefined target values and on SAP’s share price, and is subject to hurdles and caps. To ensure unified leadership direction and strategic alignment, the Executive Board members work towards the same overall targets. The KPIs, their target values, and their weighting are reviewed and set by the Supervisory Board each year and are aligned to the SAP budget for that year or to SAP’s externally communicated financial ambitions. For changes to the KPIs, see the Decisions for 2025 section.

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

16 The following U.S.-based companies were included: Adobe, Amazon.com, Apple, Automatic Data Processing, Broadcom, Cisco Systems, Cognizant Technology Solutions, Dell Technologies, DXC Technology, Meta Platforms, Hewlett Packard Enterprise, International Business Machines, Microsoft, Netflix, Oracle, Salesforce, ServiceNow, Western Digital, and Workday.

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

The final STI amount depends on target achievement against certain financial and non-financial KPIs. The KPIs and their weightings are as follows:

For the STI 2025, the financial KPIs have a total weighting of 80% and comprise free cash flow; non-IFRS constant currency current cloud backlog in 2025; and year-over-year growth in non-IFRS constant currency cloud and software revenue in 2025. Non - IFRS measures are based on the non - IFRS definition as applicable from January 1, 2025.

The non-financial KPIs have a total weighting of 20%, and comprise the Customer Net Promoter Score (NPS), which measures SAP’s customer loyalty; and the Employee Engagement Index (EEI) score, which measures SAP employees’ commitment, pride, and loyalty.

The KPIs and their respective target values are derived from SAP’s budget for the respective year. For more information about KPIs, see the section Performance Management System.

Replacement of KPIs in Line with the Compensation System in 2026

On December 17, 2025, the Supervisory Board resolved to replace the STI KPI Customer Net Promoter Score (NPS) with the KPI Cloud Customer Satisfaction (Cloud CSAT) from 2026 onward in accordance with the compensation system for Executive Board members. With this change, the Supervisory Board aligns the KPI to our cloud-first strategy. For more information about the Cloud CSAT KPI, see the section Performance Management System.

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

The LTI 2024 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are granted, a certain grant amount specified in the Executive Board member’s service contract is converted into virtual shares (“performance share units,” PSUs) in each case. The grant amount is divided by the SAP share price, which corresponds to the average on the 10 trading days after publication of the preliminary results for the financial year (grant price). In 2025, the financial results were published before the Frankfurt Stock Exchange opened on January 29, 2025. The PSUs have a vesting period of approximately four years.

The basic structure of the LTI 2024 is as follows:

The underlying KPIs and their weightings are as follows:

Changes in the Number of Financial PSUs

The final number of financial PSUs changes depending on SAP’s performance against the three financial KPI target values over the entire three-year performance period. The target values for each tranche are based on the cumulative three-year values of each KPI. The total revenue KPI has a performance corridor comprising a cap of 110% and a hurdle of 90% target achievement, while the operating profit KPI has a cap of 120% and a hurdle of 80% target achievement. If the lower threshold of the performance corridor for the respective KPI is not reached, the financial performance factor is zero. If the lower threshold is reached, the financial performance factor is 0.5. If the upper threshold of the performance corridor is reached or exceeded, the financial performance factor is 1.5 (cap).

Financial PSUs originally granted

SAP's financial performance factor

1.0 = SAP achieves 100% of the two weighted financial targets (non-IFRS[1] at constant currencies)

Total revenue	Operating profit
30%	20%

Resulting in a financial performance factor

Total revenue
Operating profit
Performance factor
2.0
1.5
1.0
0.5
0.0
70%
80%
90%
100%
110%
120%
130%
Performance corridor

Final number of financial PSUs after three years

Originally granted number x financial performance factor

1 Based on non-IFRS definition as applicable from January 1, 2025.

The following tables illustrate possible outcomes for a hypothetical grant of 1,000 financial PSUs:

SAP financial performance is better than targets
30% Total revenue performance factor		1.25
20% Operating profit performance factor		1.38
Weighted financial performance factor		1.30
Final number of financial PSUs	1.30 x 1,000	1,300

SAP financial performance does not meet the targets
30% Total revenue performance factor		0.75
20% Operating profit performance factor		1.00
Weighted financial performance factor		0.85
Final number of financial PSUs	0.85 x 1,000	850

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

Changes in the Number of ESG PSUs

The final number of ESG PSUs changes depending on SAP’s performance against the two non-financial KPI target values over the entire three-year performance period. The target values for each tranche are based on the cumulative three-year values of each KPI. The Net Zero 2030 KPI considers gross greenhouse gas (GHG) emissions along the value chain in line with the Greenhouse Gas Protocol. SAP’s Business Health Culture Index (BHCI) is a key metric tracking employee experience across themes such as engagement, health, and long-term employability. The Net Zero 2030 KPI will be assessed in absolute values; the BHCI is calculated from the percentage of favorable responses to 10 questions in the recurring #Unfiltered engagement survey. For more information about changes to KPIs compared to 2024, see the Decisions for 2025 section. For more information about KPIs, see the section Performance Management System.

ESG PSUs originally granted

SAP's ESG performance factor

1.0 = SAP achieves 100% of the two equally weighted ESG targets

Net Zero 2030	Business Health Culture Index (BHCI)
10%	10%

Resulting in an ESG performance factor

Climate performance: Net Zero 2030
People sustainability:
Business Health Culture Index
Performance factor
2.0
1.5
1.0
0.5
0.0
70%
80%
90%
100%
110%
120%
Performance corridor

Final number of ESG PSUs after three years

Originally granted number x financial performance factor

The BHCI KPI has a performance corridor with a cap of 104% and a hurdle of 96% target achievement; the Net Zero 2030 KPI has a cap of 110% and a hurdle of 90% target achievement. If the lower threshold of the performance corridor is not reached, the ESG performance factor is zero. If the lower threshold is reached, the ESG performance factor is 0.5. If the upper threshold of the performance corridor is reached or exceeded, the ESG performance factor is 1.5 (cap).

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

	SOG Target		SOG Interim	SOG Share Price	SOG Shareholding on
		Value	Value	2025	12/31/2025 (in shares)
Christian Klein (CEO)		€2,500,000	1,250,000	270	4,630
Muhammad Alam	US$	860,424	430,212	280	1,538
Dominik Asam		€800,000	400,000	270	1,482
Thomas Saueressig		€800,000	400,000	270	1,482
Sebastian Steinhaeuser (from 2/1/2025)		€800,000	160,000	270	593
Gina Vargiu-Breuer		€800,000	400,000	270	1,482

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

Foreign Currency Exchange Rate Cap

Where the non-performance-based compensation and the STI are paid out in the Executive Board member’s home currency, the total (gross) payout amount resulting from the non-performance-based compensation and the STI for a financial year is limited to a maximum euro equivalent in case of exchange rate fluctuations. The euro cap for a full financial year equals 120% each for the sum of the non-performance-based compensation and STI target amount converted into euros plus 20% of the grant amount for a tranche under the LTI 2024.

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

Maximum
€ thousands	Compensation
Christian Klein (CEO)	20,000
Muhammad Alam	11,000
Dominik Asam	11,000
Thomas Saueressig	11,000
Sebastian Steinhaeuser (from 2/1/2025)	10,083
Gina Vargiu-Breuer	11,000

The final confirmation of compliance with the maximum compensation for the fiscal year 2025 will be disclosed in the Compensation Report for the fiscal year 2028 at the earliest, when the LTI tranche for 2025 is settled.

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

Decisions for 2025

No adjustments were made to the payout amounts for the STI 2024 or LTI 2020 tranche 2021 paid in May 2025. The Supervisory Board did not request that any Executive Board member return payments under the clawback provision. On February 19, 2025, the Supervisory Board assessed SAP’s performance against the previously agreed targets and determined the amount of the STI 2024 for all members of the Executive Board.

On November 7, 2024, the Supervisory Board resolved to replace the KPI operating margin increase with the KPI free cash flow for the Executive Board STI as of 2025. With this change, the Supervisory Board recognizes the role that free cash flow plays in value creation for the Company. It also believes that this change better aligns the steering to value creation.

On December 8, 2024, the Supervisory Board resolved to replace the KPIs cloud revenue and software licenses & support and services revenue with the KPI total revenue for the Executive Board LTI as of 2025. The Supervisory Board gave more weight to cloud revenue, given the importance of this metric to the cloud transition. As cloud revenue now represents the majority of total revenue, the Supervisory Board aims to simplify the structure of the LTI with this change.

On January 19, 2025, the Supervisory Board appointed Sebastian Steinhaeuser to the Executive Board with an appointment term from February 1, 2025, to January 31, 2028, and extended the appointment of Thomas Saueressig as member of the Executive Board from November 1, 2025, to October 31, 2028.

On April 30, 2025, the Supervisory Board resolved to extend the term of Christian Klein’s appointment to the Executive Board from May 1, 2025, to April 30, 2030.

On May 6, 2025, the Supervisory Board decided to exchange the Women in Executive Roles KPI with the Business Health Culture Index in the LTI as of 2025, resulting in a temporary deviation from the compensation system and the German Corporate Governance Code to ensure compliance with executive orders in the United States. SAP remains committed to creating an inclusive workplace where all employees have equal opportunities, so that the Company fully complies with the legal requirements in every country in which it operates.

On November 6, 2025, the Supervisory Board decided to exclude the effect of the SmartRecruiters acquisition from the target achievement for the STI 2025 and the LTI tranche 2023. For the LTI tranches 2024 and 2025, the Supervisory Board resolved updated targets to neutralize the effects of the acquisition.

At the beginning of 2026, the Supervisory Board decided to exclude the effect of the expenses related to the Teradata litigation from the Company’s non‑IFRS definition, as these one‑off effects are not indicative of our operating performance. The Supervisory Board also decided on February 18, 2026 to exclude these effects from the target achievement for the KPI operating profit, which ensures consistency between Executive Board compensation and the Company’s non-IFRS definition. This approach is consistent with the treatment applied to the dividend calculation and employee compensation. Further, the Teradata litigation relates to matters that occurred before the term of office of the current Executive Board members. The exclusion of current expenses of €387 million has a positive effect on the performance factor for the financial PSUs of 0.011 for the 2023 tranche under the LTI 2020. As the ongoing performance period is measured using cumulative results, the impact will be shown when the LTI tranches 2024 and 2025 are due for payout.

STI Performance Factor 2025

KPI	100% Target Value	Results	Performance Factor
Current cloud backlog[1]	€22,905 million	€22,461 million	0.903
Cloud and software revenue growth[1]	+11.8%	+12.0%	1.024
Free cash flow[1]	€8,000 million	€8,242 million	1.151
Customer Net Promoter Score	+14	+9	0.750
Employee Engagement Index	76%	76%	1.000

1 Non-IFRS, at constant currencies

The weighted performance factor for the STI 2025 was 0.990. The final STI payout amount related to the STI deferral depends on SAP share price development.

The following target achievement curves applied for the STI 2025:

Financial KPIs

Non-Financial KPIs

The final performance factor for the STI reflects the relation between the grant amount and the final STI amount.

STI Final Performance Factor

2025	2024	2023	2022	2021
0.990	1.143	1.151	0.612	1.333

						STI Deferral I in		STI Deferral II
Amounts, unless otherwise stated		STI Grant Amount	Final STI Amount[1]	STI Non-Deferral	STI Deferral I	Virtual Shares[2]	STI Deferral II	in Virtual Shares[2]
Christian Klein (CEO)		€3,725,205	3,687,208	2,949,767	368,721	2,152	368,721	2,152
Muhammad Alam	US$	1,591,784	1,575,548	1,260,438	157,555	776	157,555	776
Dominik Asam		€1,480,000	1,464,904	1,171,923	146,490	855	146,490	855
Thomas Saueressig		€1,693,589	1,676,314	1,341,052	167,631	978	167,631	978
Sebastian Steinhaeuser (from 2/1/2025)		€1,171,288	1,159,341	927,473	115,934	677	115,934	677
Gina Vargiu-Breuer		€1,280,000	1,266,944	1,013,555	126,694	739	126,694	739

1 STI performance factor 0.990

2 STI initial price €171.35 and US$203.10

LTI 2024 − Tranche 2025 – Financial PSUs and ESG PSUs 100% Target Values

In 2025, the Supervisory Board set the 100% target values for the financial PSUs and the ESG PSUs of the LTI 2024 tranche 2025.

100% Target Value
KPI	(cumulative 2025 to 2027)
Total revenue[1]	128,000
Operating profit[1]	37,800
Net Zero 2030 CO2e in kt2	9,610
Business Health Culture Index in %	243

1 Non-IFRS, at constant currencies 2024

2 Target value, considering re-baselining of Net Zero 2030 KPI, using a mathematical, formula-based approach. For further details on re-baselining please refer to the section Performance Management System of the SAP Integrated Report 2025.

LTI 2020 − Tranche 2022 – Performance Factor

In 2025, the Supervisory Board determined the LTI performance factor of the financial PSUs and the market PSUs of the LTI 2020 tranche 2022.

KPI	100% Target Value
	(cumulative 2022 to 2024)	Results	Performance Factor
Financial performance factor
Cloud revenue[1]	41,900	41,379	0.938
Total revenue[1]	89,900	92,588	1.149
Operating profit[1]	25,900	26,715	1.079
Market performance factor
Ranking to NASDAQ-100 companies	median	5	1.500

1 Non - IFRS, at constant currencies 2021

The calculation of target achievement was carried out based on the KPI definitions for 2022. This takes into account the previously published adjustments. The relation between the LTI grant amounts for the 2022 to 2025 tranches and the hypothetical payout amounts are based on the lower of SAP’s share price at year end or the defined capped payout price. The 2021 tranche discloses the relation between the respective grant amount and the final LTI payout amount in May 2025. The payout price for the tranche 2021 was capped at 200% of the grant price.

Relation Between Grant Amount and Final LTI Payout Amount

Percentage	LTI 2024		LTI 2020
	Tranche 2025[1]	Tranche 2024[1]	Tranche 2023[1]	Tranche 2022[1]	Tranche 2021
12/31/2025	46.7	126.9	201.7	199.7	246.8
12/31/2024	NA	167.3	250.7	237.0	246.8

1 Consideration of hypothetical payout amounts based on market data and SAP’s share price, capped at 200% of the grant price. Evaluations were conducted at year end, except the share price evaluation. To account for the share price development in January 2026, SAP’s share price as of January 30, 2026, has been considered, being the first trading day of the reference share price period.

Compensation for 2025

We present the Executive Board compensation disclosures in accordance with section 162 of the AktG, for the current year as well as for the previous year 2024. For each member of the Executive Board, the following tables disclose the compensation awarded and due as well as the contractual compensation in the reporting year.

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

Therefore, the STI 2025 and the LTI 2020 tranche 2022 are both reported in 2025. The amount disclosed under STI deferral I in the year 2025 includes 10% of the final STI amount of the STI 2025 and the share price impact of the STI 2024 deferral I. The compensation awarded and due related to the LTI 2020 tranche 2022 is disclosed with the share price on January 30, 2026. The payout of this tranche in May 2026 will be calculated based on the performance period according to the plan terms.

1 Cap at 200% of grant price per share.

2 Value is determined at time of payout after the Compensation Report has been prepared.

3 To account for the share price development in January 2026, SAP's share price as of January 30, 2026, has been considered, being the first trading day of the reference share price period.

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

Executive Board Members’ Compensation

	Christian Klein						Muhammad Alam
	CEO						Member of the Executive Board
	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
€ thousands	2025	2024	2025	In %	2024	In %	2025	2024	2025	In %	2024	In %
Annual base salary	1,200	1,100	1,200	7.4	1,100	5.8	800	600	800	35.6	600	31.0
Fringe benefits[1]	15	15	15	0.1	15	0.1	82	24	82	3.7	24	1.2
Pension-related commitments	360	330	360	2.2	330	1.7	154		154	6.9		0
Exchange rate fluctuations (euro cap)[2]							-255	41	-255	-11.4	41	2.1
Total non-performance-based compensation	1,575	1,445	1,575	9.7	1,445	7.6	781	665	781	34.8	665	34.3
One-year variable compensation
STI non-deferral (80%)	2,980	2,368	2,950	18.2	2,706	14.3	1,184	890	1,172	52.2	1,017	52.5
STI deferral I (10%)	373	296	369	2.3	338	1.8	148	111	146	6.5	127	6.6
STI deferral II (10%)	373	296	369	2.3	338	1.8	148	111	146	6.5	127	6.6
Multiyear variable compensation
LTI 2020 – Tranche 2020					581	3.1
LTI 2020 – Tranche 2021				0	13,573	71.5
LTI 2020 – Tranche 2022			10,982	67.6
LTI 2024 – Tranche 2024		4,440						1,668
LTI 2024 – Tranche 2025	5,588						2,220
Total performance-based compensation	9,313	7,400	14,669	90.3	17,538	92.4	3,700	2,780	1,465	65.2	1,271	65.7
Total	10,888	8,845	16,244	100.0	18,983	100.0	4,481	3,445	2,246	100.0	1,936	100.0

With the reappointment of Christian Klein, the Supervisory Board resolved to increase his annual target compensation from €8.5 million to €11.5 million. The adjustment to his target salary is related to the development in industry benchmarks and in accordance with his expanded responsibility. The pro-rata increase is reflected in the table above effective November 1, 2025.

	Dominik Asam						Thomas Saueressig
	Member of the Executive Board						Member of the Executive Board
€ thousands	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
	2025	2024	2025	In %	2024	In %	2025	2024	2025	In %	2024	In %
Annual base salary	800	800	800	31.6	800	24.4	800	800	800	11.4	800	9.7
Fringe benefits[1]	26	27	26	1.0	27	0.8	18	17	18	0.3	17	0.2
Pension-related commitments	240	180	240	9.5	180	5.5
Replacement award						0
Total non-performance-based compensation	1,066	1,007	1,066	42.1	1,007	30.7	818	817	818	11.6	817	9.9
One-year variable compensation
STI non-deferral (80%)	1,184	1,592	1,172	46.3	1,819	55.5	1,355	1,280	1,341	19.0	1,463	17.8
STI deferral I (10%)	148	199	146	5.8	227	6.9	169	160	168	2.4	183	2.2
STI deferral II (10%)	148	199	146	5.8	227	6.9	169	160	168	2.4	183	2.2
Multiyear variable compensation
LTI 2020 - Tranche 2020											230	2.8
LTI 2020 - Tranche 2021										0	5,366	65.1
LTI 2020 – Tranche 2022									4,550	64.6
LTI 2024 – Tranche 2024		2,932						2,400
LTI 2024 - Tranche 2025	2,220						2,540
Total performance-based compensation	3,700	4,922	1,465	9.0	2,274	12.0	4,234	4,000	6,226	278.0	7,424	383.5
Total	4,766	5,929	2,531	15.6	3,281	17.3	5,052	4,817	7,044	314.5	8,241	425.7

With the reappointment of Thomas Saueressig, the Supervisory Board resolved to increase his annual target compensation from €4.8 million to €6.2 million. The adjustment to his target salary is related to the development in industry benchmarks and to reflect his enhanced capabilities and expertise. The pro-rata increase is reflected in the table above effective November 1, 2025.

	Sebastian Steinhaeuser						Gina Vargiu-Breuer
	Member of the Executive Board (from 2/1/2025)						Member of the Executive Board
	Contractual Compensation		Compensation Awarded and Due				Contractual Compensation		Compensation Awarded and Due
€ thousands	2025	2024	2025	In %	2024	In %	2025	2024	2025	In %	2024	In %
Annual base salary	733		733	34.4			800	733	800	31.7	733	34.8
Fringe benefits[1]	18		18	0.9			23	36	23	0.9	36	1.7
Pension-related commitments	220		220	10.3			240	220	240	9.5
Replacement award				0				300	194	7.7
Total non-performance-based compensation	972	0	972	45.6			1,063	1,290	1,257	49.8	770	36.5
One-year variable compensation
STI non-deferral (80%)	937		927	43.5			1,024	937	1,014	40.2	1,071	50.8
STI deferral I (10%)	117		116	5.4			128	117	127	5.0	134	6.3
STI deferral II (10%)	117		116	5.4			128	117	127	5.0	134	6.3
Multiyear variable compensation
LTI 2020 - Tranche 2020
LTI 2020 - Tranche 2021
LTI 2020 - Tranche 2022
LTI 2024 - Tranche 2024								1,757
LTI 2024 - Tranche 2025	1,757						1,920
Total performance-based compensation	2,928	0	1,159	6.3			3,200	2,929	1,267	56.6	1,339	69.2
Total	3,900	0	2,131	11.6			4,263	4,219	2,524	112.7	2,109	108.9

	Total Executive Board
	Contractual Compensation		Compensation Awarded and Due
€ thousands	2025	2024	2025	In %	2024	In %
Annual base salary	5,133	4,033	5,133	15.7	4,033	11.7
Fringe benefits[1]	183	120	183	0.6	120	0.3
Pension-related commitments	1,214	730	1,214	3.7	510	1.5
Exchange rate fluctuations (euro cap)[2]	-255	41	-255	-0.8	41	0.1
Replacement award	0	300	194	0.6	0	0
Total non-performance-based compensation	6,275	5,224	6,469	19.8	4,704	13.6
One-year variable compensation
STI non-deferral (80%)	8,664	7,067	8,576	26.2	8,077	23.4
STI deferral I (10%)	1,083	883	1,072	3.3	1,010	2.9
STI deferral II (10%)	1,083	883	1,072	3.3	1,010	2.9
Multiyear variable compensation
LTI 2020 – Tranche 2020					811	2.3
LTI 2020 - Tranche 2021			0	0	18,939	54.8
LTI 2020 - Tranche 2022			15,532	47.5
LTI 2024 - Tranche 2024		13,197
LTI 2024 - Tranche 2025	14,488
Total performance-based compensation	25,318	22,031	26,251	80.2	29,846	86.4
Total	31,593	27,255	32,720	100.0	34,550	100.0

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

Share-Based Payment Information Relating to Long-Term Incentives

Members of the Executive Board received, hold, or held Share Units issued to them under the LTI 2024 and hold or held Share Units issued to them under the LTI 2020. For more information about the terms and details of these programs, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (B.3).

Executive Board Members’ Holdings

			1/1/2025	During the Year			12/31/2025
					Exercised (E)/			Thereof
					Adjusted (A)/			Subject to
Quantity in share units	Specification	Grant Date	Outstanding	Granted	Forfeited (F)		Outstanding	Holding Period
	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	6,209	0		6,209	6,209
	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	10,349	0		10,349	10,349
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	4,139	0		4,139	4,139
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	8,168	0	0		8,168	8,168
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	13,613	0	0		13,613	13,613
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	5,445	0	0		5,445	5,445
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	16,726	0	0		16,726	16,726
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	16,726	0	0		16,726	16,726
Christian Klein (CEO)	LTI 2020 – Tranche 2023 – RSU	3/24/2023	16,726	0	0		16,726	16,726
	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	17,197	0	8,599	A	25,796	25,796
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	17,197	0	952	A	18,149	18,149
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	17,197	0	0		17,197	17,197
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	25,845	0	-25,845	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	20,707	0	-20,707	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	17,230	0	-17,230	E	0	0
	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	2,467	0		2,467	2,467
Muhammad Alam	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	4,111	0		4,111	4,111
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	1,645	0		1,645	1,645
	LTI 2024 – Tranche 2024 – Market PSU	4/2/2024	3,068	0	0		3,068	3,068
	LTI 2024 – Tranche 2024 – Financial PSU	4/2/2024	5,114	0	0		5,114	5,114
	LTI 2024 – Tranche 2024 – ESG PSU	4/2/2024	2,046	0	0		2,046	2,046
	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	2,467	0		2,467	2,467
Dominik Asam	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	4,111	0		4,111	4,111
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	1,645	0		1,645	1,645
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	5,394	0	0		5,394	5,394
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	8,990	0	0		8,990	8,990
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	3,596	0	0		3,596	3,596
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	8,073	0	0		8,073	8,073
	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	2,823	0		2,823	2,823
	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	4,705	0		4,705	4,705
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	1,882	0		1,882	1,882
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	4,415	0	0		4,415	4,415
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	7,358	0	0		7,358	7,358
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	2,943	0	0		2,943	2,943
Thomas Saueressig	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	8,515	0	0		8,515	8,515
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	8,515	0	0		8,515	8,515
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	8,515	0	0		8,515	8,515
	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	7,125	0	3,563	A	10,688	10,688
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	7,125	0	394	A	7,519	7,519
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	7,125	0	0		7,125	7,125
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	10,217	0	-10,217	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	8,186	0	-8,186	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	6,811	0	-6,811	E	0	0
	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	1,952	0		1,952	1,952
Sebastian Steinhaeuser (from 2/1/2025)	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	3,254	0		3,254	3,254
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	1,302	0		1,302	1,302
Gina Vargiu-Breuer	LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	0	2,133	0		2,133	2,133
	LTI 2024 – Tranche 2025 – Financial PSU	5/9/2025	0	3,556	0		3,556	3,556
	LTI 2024 – Tranche 2025 – ESG PSU	5/9/2025	0	1,422	0		1,422	1,422
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	3,233	0	0		3,233	3,233
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	5,388	0	0		5,388	5,388
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	2,155	0	0		2,155	2,155
Total			342,830	60,172	-75,488		327,514	327,514

Main Conditions

			Grant Date Fair Value	End of	End of
Specification	Grant Date	Grant Price (in €)	(in €)	Performance Period	Vesting Period	Payout
LTI 2024 – Tranche 2025 – Financial PSU			254.98	December 2027
LTI 2024 – Tranche 2025 – Market PSU	5/9/2025	269.98	303.31	February 2028	12/31/2028	May 2029
LTI 2024 – Tranche 2025 – ESG PSU			254.98	December 2027
LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024		165.71
	4/2/2024		166.25	December 2026
LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	163.08	201.42		12/31/2027	May 2028
	4/2/2024		202.37	February 2027
LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024		165.71
	4/2/2024		166.25	December 2026
LTI 2020 – Tranche 2023 – Financial PSU			105.81	December 2025
LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	109.61	130.56	February 2026	12/31/2026	May 2027
LTI 2020 – Tranche 2023 – RSU			105.81	NA
LTI 2020 – Tranche 2022 – Financial PSU			96.84	December 2024
LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	106.61	108.20	February 2025	12/31/2025	May 2026
LTI 2020 – Tranche 2022 – RSU			96.84	NA
LTI 2020 – Tranche 2021 – Financial PSU			100.28	December 2023
LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	106.41	115.19	February 2024	12/31/2024	May 2025
LTI 2020 – Tranche 2021 – RSU			100.28	NA

End-of-Service Benefits

Regular End-of-Service Undertakings

Pension-Related Commitments

Christian Klein, Dominik Asam, Sebastian Steinhaeuser, and Gina Vargiu-Breuer receive an annual one-time payment in the form of a cash allowance that they can use for their own pension provision. In case a member of the Executive Board joins or leaves the Company during the year, the annual cash allowance is granted pro rata.

The Executive Board members can transfer all or part of this cash allowance into SAP SE’s employee-financed pension scheme. Christian Klein, Sebastian Steinhaeuser, and Gina Vargiu-Breuer opted to transfer the entire amount. Under this option, gross pay is exchanged for an entitlement to Company pension benefits, payable as a retirement benefit at the age of either 60 or 62.

In 2023, Thomas Saueressig opted to stay in the pension plan, which is a defined-contribution plan. The contribution is 4% of pensionable income up to the threshold for statutory pension insurance in Germany, plus 14% pensionable income above that threshold. For this purpose, pensionable income is 180% of annual base salary. The applicable threshold is the annual income threshold for statutory pension insurance. Under this plan, he is entitled to a retirement pension and a disability pension, as well as a widow’s pension for his surviving spouse.

For Muhammad Alam, SAP pays contributions to a third-party Executive Capital Accumulation Plan. SAP’s contributions match the contributions that Muhammad Alam pays into that deferred compensation plan.

Pension Entitlements of Current Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Service Cost		(DBO)		Plan Assets		(Asset)
€ thousands	2025	2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Christian Klein (CEO)[1]	0	0	401	452	1,305	1,275	-904	-823
Dominik Asam[1]	0	71	78	99	204	203	-125	-104
Thomas Saueressig[1]	77	74	393	397	993	801	-600	-404
Total	77	145	872	948	2,501	2,279	-1,629	-1,331

1 The values reflect the pension entitlements from the retirement pension plan for Executive Board members. Gina Vargiu-Breuer and Sebastian Steinhaeuser are not included in the table, as they never participated in the retirement pension plan.

Pension Entitlements of Former Executive Board Members

			Defined Benefit Obligations				Net Defined Benefit Liability
	Pension Payments		(DBO)		Plan Assets		(Asset)
€ thousands	2025	2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Adaire Fox-Martin (until 6/30/2021)	0	0	403	414	787	768	-384	-354
Bernd Leukert (until 3/31/2019)	0	0	588	626	1,188	1,159	-601	-533
Luka Mucic (until 3/31/2023)	0	0	663	727	1,414	1,382	-751	-655
Juergen Mueller (until 9/30/2024)	0	0	211	239	816	797	-605	-558
Gerhard Oswald (until 12/31/2016)	400	400	5,993	6,594	6,244	6,421	-251	172
Hasso Plattner (until 1/31/2004)	398	377	3,936	4,927	4,612	4,108	-676	819
Stefan Ries (until 5/31/2020)	0	0	354	370	713	696	-359	-326
Sabine Bendiek (until 12/31/2023)	0	0	245	258	491	488	-246	-230
Total	797	777	12,393	14,153	16,265	15,819	-3,872	-1,665

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

The following table presents the hypothetical amounts for the net present values of the postcontractual non-compete abstention payments. The calculation assumes the following:

-	The Executive Board member leaves SAP at the end of their respective current contract term.
-	Their final average contractual compensation prior to their departure equals their compensation in 2025.

Actual postcontractual non-compete payments will likely differ from these amounts depending on the time of departure and the compensation levels and target achievements at the time of departure.

Net Present Values of the Postcontractual Non-Compete Abstention Payments

€ thousands	Contract Term Expires	Discount Rate (in %)	Net Present Value
Christian Klein (CEO)	4/30/2030	3.22	7,081
Muhammad Alam	3/31/2027	2.53	1,089
Dominik Asam	3/6/2028	2.64	1,196
Thomas Saueressig	10/31/2028	2.99	3,240
Sebastian Steinhaeuser (since 2/1/2025)	1/31/2028	2.59	1,010
Gina Vargiu-Breuer	1/31/2027	2.46	1,229
Total			14,844

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

Compensation of Former Executive Board Members in 2025

LTI 2020 –
€ thousands	Tranche 2022
Sabine Bendiek (until 12/31/2023)	2,748
Luka Mucic (until 3/31/2023)	1,803
Juergen Mueller (until 9/30/2024)	2,984
Scott Russell (until 8/31/2024)	3,794
Julia White (until 8/31/2024)	4,659

LTI Holdings of Former Executive Board Members in 2025

			1/1/2025	During the Year		12/31/2025
				Exercised (E)/			Thereof Subject
				Adjusted (A)/			to Holding
Quantity in Share Units	Specification	Grant Date	Outstanding	Forfeited (F)		Outstanding	Period
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	1,652	0		1,652	1,652
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	1,652	0		1,652	1,652
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	1,652	0		1,652	1,652
Sabine Bendiek	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	4,303	2,152	A	6,455	6,455
(until 12/31/2023)	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	4,303	238	A	4,541	4,541
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	4,303	0		4,303	4,303
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	11,883	-11,883	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	9,521	-9,521	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	7,922	-7,922	E	0	0
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	543	0		543	543
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	543	0		543	543
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	543	0		543	543
	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	2,824	1,412	A	4,236	4,236
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	2,824	156	A	2,980	2,980
Luka Mucic	LTI 2020 – Tranche 2022 – RSU	3/28/2022	2,824	0		2,824	2,824
(until 3/31/2023)	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	7,307	-7,307	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	5,854	-5,854	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	4,871	-4,871	E	0	0
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	662	0		662	662
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	1,104	0		1,104	1,104
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	442	0		442	442
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	2,892	0		2,892	2,892
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	2,892	0		2,892	2,892
Juergen Mueller	LTI 2020 – Tranche 2023 – RSU	3/24/2023	2,892	0		2,892	2,892
(until 9/30/2024)	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	4,672	2,336	A	7,008	7,008
	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	4,672	259	A	4,931	4,931
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	4,672	0		4,672	4,672
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	9,574	-9,574	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	7,671	-7,671	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	6,382	-6,382	E	0	0

			1/1/2025	During the Year		12/31/2025
				Exercised (E)/			Thereof Subject
				Adjusted (A)/			to Holding
Quantity in Share Units	Specification	Grant Date	Outstanding	Forfeited (F)		Outstanding	Period
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	1,005	0		1,005	1,005
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	1,675	0		1,675	1,675
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	670	0		670	670
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	3,613	0		3,613	3,613
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	3,613	0		3,613	3,613
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	3,613	0		3,613	3,613
	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	5,941	2,971	A	8,912	8,912
Scott Russell	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	5,941	329	A	6,270	6,270
(until 8/31/2024)	LTI 2020 – Tranche 2022 – RSU	3/28/2022	5,941	0		5,941	5,941
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	11,232	-11,232	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	8,999	-8,999	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	7,488	-7,488	E	0	0
	LTI 2024 – Tranche 2024 – Market PSU	3/12/2024	676	0		676	676
	LTI 2024 – Tranche 2024 – Financial PSU	3/12/2024	1,126	0		1,126	1,126
	LTI 2024 – Tranche 2024 – ESG PSU	3/12/2024	450	0		450	450
	LTI 2020 – Tranche 2023 – Market PSU	3/24/2023	3,120	0		3,120	3,120
	LTI 2020 – Tranche 2023 – Financial PSU	3/24/2023	3,120	0		3,120	3,120
	LTI 2020 – Tranche 2023 – RSU	3/24/2023	3,120	0		3,120	3,120
Julia White	LTI 2020 – Tranche 2022 – Market PSU	3/28/2022	7,296	3,648	A	10,944	10,944
(until 8/31/2024)	LTI 2020 – Tranche 2022 – Financial PSU	3/28/2022	7,296	404	A	7,700	7,700
	LTI 2020 – Tranche 2022 – RSU	3/28/2022	7,296	0		7,296	7,296
	LTI 2020 – Tranche 2021 – Market PSU	3/22/2021	11,925	-11,925	E	0	0
	LTI 2020 – Tranche 2021 – Financial PSU	3/22/2021	9,554	-9,554	E	0	0
	LTI 2020 – Tranche 2021 – RSU	3/22/2021	7,950	-7,950	E	0	0
Total			246,511	-114,228		132,283	132,283

Executive Board: Other Information

We did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of our Executive Board in 2025 or the previous year.

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

Supervisory Board Members’ Compensation in 2025

€ thousands	2025					2024
	Fixed		Compensation for		Total	Fixed		Compensation for		Total
	Compensation	% of Total	Committee Work	% of Total		Compensation	% of Total	Committee Work	% of Total
Dr. h. c. mult. Pekka Ala-Pietilä (Chairperson from 5/15/2024)	600	100	0	0	600	400	100	0	0	400
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson until 5/15/2024)	NA	NA	NA	NA	NA	115	64	65	36	179
Lars Lamadé (Deputy Chairperson)	220	76	70	24	290	220	69	99	31	319
Manuela Asche-Holstein (until 5/15/2024)	NA	NA	NA	NA	NA	69	58	50	42	119
Jakub Černý (from 5/15/2024)	165	70	70	30	235	110	70	47	30	157
Pascal Demat (from 5/15/2024)	165	70	70	30	235	110	70	47	30	157
Aicha Evans	165	58	120	42	285	165	54	139	46	304
Andreas Hahn (from 5/15/2024)	165	70	70	30	235	110	70	47	30	157
Prof. Dr. Ralf Herbrich (from 5/15/2024)	165	70	70	30	235	110	70	47	30	157
Margret Klein-Magar	165	66	85	34	250	165	62	100	38	265
Monika Kovachka-Dimitrova (until 5/15/2024)	NA	NA	NA	NA	NA	69	61	44	39	112
Peter Lengler (until 5/15/2024)	NA	NA	NA	NA	NA	69	52	65	48	133
Jennifer Xin-Zhe Li	165	56	130	44	295	165	56	130	44	295
Dr. Qi Lu	165	83	35	18	200	165	72	64	28	229
César Martin (from 5/15/2024)	165	66	85	34	250	110	66	57	34	167
Gerhard Oswald	165	58	120	42	285	165	51	155	49	320
Christine Regitz (until 5/15/2024)	NA	NA	NA	NA	NA	69	59	47	41	116
Dr. h. c. Punit Renjen (until 5/15/2024)	NA	NA	NA	NA	NA	92	75	31	25	122
Dr. Friederike Rotsch	165	43	220	57	385	165	40	244	60	409
Nicolas Sabatier (from 5/15/2024)	165	70	70	30	235	110	70	47	30	157
Dr. Eberhard Schick (from 5/15/2024)	165	66	85	34	250	110	66	57	34	167
Heike Steck (until 5/15/2024)	NA	NA	NA	NA	NA	69	54	58	46	127
Helmut Stengele (until 5/15/2024)	NA	NA	NA	NA	NA	69	100	0	0	69
Nina Straßner (from 5/15/2024)	165	58	120	42	285	110	58	80	42	190
Dr. Rouven Westphal	165	58	120	42	285	165	54	143	46	308
Dr. Gunnar Wiedenfels	165	56	131	44	296	165	53	147	47	312
James Wright (until 5/15/2024)	NA	NA	NA	NA	NA	69	52	65	48	133
Total	3,460		1,671		5,131	3,507		2,071		5,579

In 2025, we received services from members of the Supervisory Board (including services from employee representatives on the Supervisory Board in their capacity as employees of SAP) in the amount of € 2,129,000 (2024: €1,987,000).

Long-Term Incentives for the Supervisory Board

We do not offer members of the Supervisory Board share-based payment for their Supervisory Board work. Any share-based payment awards received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.

Supervisory Board: Other Information

In 2023, SAP granted a loan within the SAP-Flex Loan program for its employees, amounting to €5,000 to one of the employees who later joined the Supervisory Board as an employee representative in 2024. Besides this loan, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of its Supervisory Board in 2025 or the previous year.

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

Comparative Information on the Change of Compensation and Company Performance

The following table discloses the relative change in compensation of active and former Executive Board and Supervisory Board members, the average compensation of all SAP employees (full-time equivalents), and year-over-year changes in selected earnings indicators. The compensation awarded and due to Executive Board members is presented in accordance with section 162 of the AktG.

The presentation of average employee compensation is based on the average full-time equivalent number of employees in the respective year. Average employee compensation comprises the personnel expenses for salaries, fringe benefits, employer contributions to social insurance, and any short-term and long-term variable compensation components attributable to the fiscal year. Therefore, employee compensation is also equivalent to compensation awarded and due within the meaning of section 162 of the AktG and is thus in line with Executive Board and Supervisory Board compensation.

	2021 to 2020	2022 to 2021	2023 to 2022	2024	2024 to 2023	2025	2025 to 2024
	Change in %	Change in %	Change in %	€ thousands	Change in %	€ thousands	Change in %
Current Supervisory Board Members
Dr. h. c. mult. Pekka Ala-Pietilä (member from 5/3/2002 until 5/12/2021, Chairperson from 5/15/2024)	-58	NA	NA	400	NA	600	50
Lars Lamadé (Deputy Chairperson from 1/1/2022)	6	64	0	319	-2	290	-9
Jakub Černý (from 5/15/2024)	NA	NA	NA	157	NA	235	50
Pascal Demat (from 5/15/2024)	NA	NA	NA	157	NA	235	50
Aicha Evans	6	52	0	304	-5	285	-6
Andreas Hahn (from 5/15/2024)	NA	NA	NA	157	NA	235	50
Prof. Dr. Ralf Herbrich (from 5/15/2024)	NA	NA	NA	157	NA	235	50
Margret Klein-Magar (Deputy Chairperson until 12/31/2021)	4	10	0	265	-7	250	-6
Jennifer Xin-Zhe Li (from 5/18/2022)	NA	NA	63	295	0	295	0
César Martin (from 5/15/2024)	NA	NA	NA	167	NA	250	50
Dr. Qi Lu (from 12/21/2020)	1,288	41	0	229	-15	200	-13
Gerhard Oswald	-3	24	16	320	0	285	-11
Dr. Friederike Rotsch	8	44	15	409	6	385	-6
Nicolas Sabatier (from 5/15/2024)	NA	NA	NA	157	NA	235	50
Dr. Eberhard Schick (from 5/15/2024)	NA	NA	NA	167	NA	250	50
Nina Straßner (from 5/15/2024)	NA	NA	NA	190	NA	285	50
Dr. Rouven Westphal (from 5/12/2021)	NA	133	-4	308	0	285	-8
Dr. Gunnar Wiedenfels	0	52	-3	312	4	296	-5
Current Executive Board Members
Christian Klein (CEO)	425	-20	53	18,983	165	16,244	-14
Muhammad Alam (from 4/1/2024)	NA	NA	NA	1,936	NA	2,246	16
Dominik Asam (from 3/7/2023)	NA	NA	NA	3,281	-17	2,531	-23
Thomas Saueressig	307	-41	109	8,241	128	7,044	-15
Sebastian Steinhaeuser (from 2/1/2025)	NA	NA	NA	NA	NA	2,131	NA
Gina Vargiu-Breuer (from 2/1/2024)	NA	NA	NA	2,109	NA	2,524	20
Former Supervisory Board Members
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson until 5/15/2024)	1	27	-2	179	-58	NA	NA
Manuela Asche-Holstein (from 7/8/2021 until 5/15/2024)	NA	200	11	119	-58	NA	NA
Monika Kovachka-Dimitrova (until 5/15/2024)	1	42	0	113	-58	NA	NA
Prof. Dr. Gesche Joost (until 5/11/2023)	0	26	-58	NA	NA	NA	NA
Peter Lengler (from 8/10/2021 until 5/15/2024)	NA	255	0	133	-53	NA	NA
Christine Regitz (until 5/15/2024)	5	34	0	116	-58	NA	NA
Dr. h. c. Punit Renjen (from 5/11/2023 until 5/15/2024)	NA	NA	NA	122	-44	NA	NA
Heike Steck (until 5/15/2024)	9	32	0	127	-53	NA	NA
Helmut Stengele (from 10/29/2021 until 5/15/2024)	NA	300	0	69	-58	NA	NA
James Wright (until 5/15/2024)	0	40	0	133	-53	NA	NA
Former Executive Board Members
Sabine Bendiek (until 12/31/2023)	NA	-65	43	6,241	209	2,748	-56
Luka Mucic (until 3/31/2023)	127	-25	258	4,041	-65	1,803	-55
Juergen Mueller (until 9/30/2024)	307	10	14	7,144	96	2,984	-58
Gerhard Oswald (until 12/31/2016)	0	0	10	400	6	400	0
Scott Russell (until 8/31/2024)	NA	2	35	21,459	598	3,794	-82
Julia White (until 8/31/2024)	NA	-45	12	17,103	569	4,659	-73
Earnings Indicators[1]
Total Revenue SAP Group (IFRS, in € millions)	2	11	6	34,176	10	36,800	8
Total Revenue SAP SE (German Commercial Code, in € millions)	5	16	7	21,412	13	22,914	7
Operating Profit SAP Group (Non-IFRS, in € millions)[2]	-1	-2	9	8,153	25	10,419	28
Net Income SAP SE (German Commercial Code, in € millions)	8	-29	149	366	-92	7,107	1,842
Average annual compensation of employees SAP Group[3]	13	4	12	184	18	146	-21

1 SAP Group (non-IFRS) 2020 from continuing and discontinued operations

2 Operating profit (non-IFRS) 2020 to 2022 based on non-IFRS metrics published in the Integrated Report 2023

3 The 2024 average was impacted by restructuring expenses of €3.1 billion associated with the 2024 transformation program. Not considering this effect, the increase in average annual compensation of the employees from 2023 to 2024 would be 1% and the decrease from 2024 to 2025 would be 6%

Employees

Headcount and Personnel Expense

Numbers disclosed in the Employees section are based on headcount (exceptions in FTE are indicated). FTE is a key metric that indicates the staffing percentage of an employee in a position based on the number of hours they work per week in a position, compared with a full-time employee. Headcount in FTEs refers to the total number of FTEs as at the last day of the reporting period. An employee working half-time counts as 0.5 FTEs. Only headcount-relevant employees are included in FTE figures. In general, this includes all active employees on permanent contracts, and employees on contracts of more than six months. Students, and employees on long-term leave, are excluded.

	2025		2024
	Number of Employees	Number of Employees	Number of Employees	Number of Employees
Gender	(headcount)	(full-time equivalent)	(headcount)	(full-time equivalent)
Male	71,503	71,340	71,007	70,823
Female	39,891	39,307	38,965	38,298
Other	1	1	1	1
Not reported	2	2	0	0
Total employees	111,397	110,650	109,973	109,121

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

On a corporate level, all employees of SAP in the member states of the European Union and in the contract states of the European Economic Area are represented by the SAP SE Works Council (WoC) (Europe). By law and agreement with SAP, the SAP SE WoC (Europe) is entitled to receive information on certain transnational matters and to consult with the Executive Board or a representative thereof. On the legal entity level, the SAP SE works council (Germany) represents the employees of SAP SE. The employees of SAP Deutschland SE & Co. KG (SAP Germany), Concur (Germany) GmbH, and Emarsys Interactive Services GmbH (Germany) are represented by separate works councils. Other employee representatives include the group works council (composed of members of the works councils of SAP SE, SAP Germany, Concur (Germany) GmbH and Emarsys Interactive Services GmbH (Germany)), the representatives of severely disabled persons in SAP SE and SAP Germany and the spokespersons committee as the representation of the executives of SAP SE (Germany).

Employees of each of SAP France, SAP France Holding, SAP Labs France and Concur (France) SAS are subject to the same collective agreement: “SYNTEC”. In France, effective December 31, 2019 the Workers Council, the Health and Safety Committee and the employee representative were replaced by a single instance named the “Economic and Social Committee”. Today, SAP France/SAP France Holding (in the same legal entity), SAP Labs France and Concur (France) SAS are represented by an Economic and Social Committee. The represented unions negotiate agreements with each of SAP France/SAP France Holding and SAP Labs France. For Concur (France) SAS the agreements are negotiated with the Economic and Social Committee. In addition, the employees of various other SAP entities, including SAP Digital HUB (SAP EMEA Inside Sales S.L.), SAP Österreich GmbH (Austria), SAP España – Sistemas, Aplicaciones y Productos en la Informática, S.A., SAO D.O.O. (Croatia), SAP Belgium NV/SA., SAP Israel, SAP Nederland B.V., SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., SAP China Beijing Branch, all entities in the Czech Republic (SAP ČR, spol. s r.o., SAP Services s.r.o., Ariba Czech s.r.o. and Concur Czech (s.r.o.)), SAP Brasil Ltda, SAP Korea Ltd. (Korea), SAP North West Africa Ltd. (Maroc), SAP Slovensko s.r.o. (Slovakia), SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o. (Slovenia), SAP Romania SRL, SAP Svenska Aktiebolag (Sweden), SAP UK Ltd., and SAP Ireland Ltd. are represented by works councils, worker representatives, employee consultation forums and/or unions. In addition, some of these employees are subject to a collective bargaining agreement.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

Major Shareholders

The share capital of SAP SE consists of ordinary shares, which are issued only in bearer form. Accordingly, SAP SE generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. SAP’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents one SAP SE ordinary share. On February 5, 2026, based on information provided by the Depositary there were 77,900,591 ADRs held of record by 587 registered holders. The ordinary shares underlying such ADRs represented 6.34% of the then-outstanding ordinary shares (including treasury stock). Because SAP’s ordinary shares are issued in bearer form only, we are unable to determine the number of ordinary shares directly held by persons with U.S. addresses.

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares to the extent known to SAP as of February 5, 2026 of: (i) each person or group known by SAP SE to own beneficially 5% or more of the outstanding ordinary shares; and (ii) the beneficial ownership of all individuals who are currently members of the Supervisory Board and all members of the Executive Board, individually and as a group, in each case as reported to SAP SE by such persons. There was, as far as we are able to tell given the nature of our shares, no significant change in the percentage ownership held by any major shareholder during the past three years. None of the major shareholders have special voting rights.

Major Shareholders

	Ordinary Shares Beneficially Owned
	Number	% of Outstanding
Dietmar Hopp, collectively[1]	62,548,065	5.1
Executive Board Members as a group (6 persons)	60,079	0.0
Supervisory Board Members as a group (18 persons)	23,247	0.0
Executive Board Members and Supervisory Board Members as a group (24 persons)[2]	83,326	0.0
BlackRock, Inc.[3]	76,782,227	6.3

1 The foregoing information is based on a Schedule 13G filed by Dietmar Hopp and other affiliated persons and companies on February 11, 2022.

2 We believe that each of the members of the Supervisory Board and the Executive Board beneficially owns less than 1% of SAP SE’s ordinary shares as of February 5, 2026.

3 As required under German law, BlackRock, Inc. informed SAP that they own more than 5% of SAP’s outstanding ordinary shares. BlackRock, Inc. is not required to provide SAP with the number of shares owned as of February 5, 2026, and has not provided such information. The foregoing information is based on a Schedule 13G filed by BlackRock, Inc. on February 2, 2024.

Currently we are not aware of any arrangements, the operation of which may, at a subsequent date, result in a change in control of the company.

Related-Party Transactions

For information on related-party transactions see Note (G.6) to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements and Financial Statement Schedule

See “Item 18. Financial Statements” and pages F-1 through F-110.

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

Significant Changes

Supervisory Board and Committee Changes

Effective January 1, 2026, Marielle Ehrmann was appointed to the Supervisory Board and its Finance and Investment Committee and Product and Technology Committee.

Effective January 1, 2026, Supervisory Board member Jakub Černý left the Product and Technology Committee and was appointed to the Audit and Compliance Committee.

Effective January 1, 2026, Margret-Klein Magar left the Supervisory Board and its Audit and Compliance Committee and Personnel and Governance Committee.

Effective January 1, 2026, Nina Strassner left the Finance and Investment Committee and joined the People and Governance Committee.

New Share Repurchase Program

Following SAP’s strong free cash flow generation, the Executive Board and the Supervisory Board have authorized a new share repurchase program with a volume of up to €10 billion. The program started in February 2026 and is expected to be completed by the end of 2027. The program was implemented based on the authorization granted by the Annual General Meeting of SAP SE on May 11, 2023, and in compliance with the restrictions set forth therein.

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

Corporate Governance

Introduction

SAP SE, as a European Company with a two-tier board system, is governed by three separate bodies: the Supervisory Board, the Executive Board and the Annual General Meeting of Shareholders. Their rules are defined by European and German law, by the Agreement on the Involvement of Employees in SAP SE (“Employee Involvement Agreement”, “EIA”), by the German Corporate Governance Code and by SAP’s Articles of Incorporation (Satzung) and are summarized below. See “Item 16G. Differences in Corporate Governance Practices” for additional information on our corporate governance practices.

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

The Supervisory Board, based on a recommendation by its Audit and Compliance Committee, provides its proposal for the election of the external independent auditor to the Annual General Meeting of Shareholders. Based on the preparatory work of the Audit and Compliance Committee, the Supervisory Board deliberates and resolves on the adoption of the SAP SE financial statements and is responsible for the approval of the SAP SE financial statements, the consolidated financial statements, and the combined management report (including the Group Sustainability Statement). The Supervisory Board is also responsible for monitoring the auditor’s independence and the audit quality, a task it has delegated to the Audit and Compliance Committee.

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

The current Supervisory Board of SAP SE consists of eighteen members, nine of whom are elected by the Annual General Meeting of Shareholders as shareholders’ representatives with the remaining nine being appointed as employees’ representatives by the SE Works Council in accordance with the EIA (see below for details). The SE Works Council represents the SAP employees in member states of the European Union and in the contract states of the European Economic Area. Pursuant to Section 17(2) SE-AG, the Supervisory Board of SAP SE must have a minimum of 30% men and 30% women. This quota for the Supervisory Board must be observed for any new appointment to the Supervisory Board. To meet the minimum 30% quota, at least five out of 18 members must be women (as 30% of 18 is 5.4, which may be mathematically rounded down to five persons pursuant to applicable law). During all of 2025, there were three women on the shareholder representatives’ side and two women on the employee representatives’ side of the Supervisory Board. Thus, the percentage of women on the Supervisory Board reached the minimum quota of 30% throughout 2025.

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

Following regular elections of the employee representatives in 2024, which were based on a temporary amendment of the EIA regarding the fifth and sixth seats, the composition of the Employee Seats changed with effect from the close of the Annual General Meeting of Shareholders on May 15, 2024, and was as follows until year - end 2025: The first four seats were determined by direct vote by all SAP employees with their principal place of employment in Germany. The employee representatives for the fifth and sixth seats were appointed by the SE Works Council from candidates nominated by the trade unions represented at the SAP entities in the European Economic Area. The seventh seat was allocated to the Czech Republic and determined according to applicable provisions of Czech law. With regard to the eighth and ninth seats, members of the SE Works Council from Germany and Spain were appointed by the SE Works Council as employees’ representatives.

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

The Audit and Compliance Committee

The Audit and Compliance Committee (Prüfungs- und Compliance-Ausschuss) handles matters concerning the financial statements and the auditing of the Group and SAP SE standalone accounting and reporting. Additionally, the Audit and Compliance Committee handles all investigative compliance related topics and the external reporting of the Group. Among the tasks of the Audit and Compliance Committee are the discussion of SAP’s quarterly statements, half year report and the year-end financial and sustainability reporting prepared under German and U.S. regulations, including this report. The Audit and Compliance Committee recommends to the Supervisory Board the appointment of the external independent auditor, determines focus audit areas, discusses critical accounting policies and estimates with the auditors, reviews the audit reports issued and audit issues identified by the auditor, and monitors the effectiveness of the internal audit function and receives regular reports about the function’s resources, audit plans (including the criteria used to create the plans), its audit methods and activities, and audit results. The Audit and Compliance Committee also negotiates the audit fees with the auditor and monitors the auditor’s independence and audit quality. SAP’s Office of Ethics and Compliance, SAP Global Legal, and SAP’s Global Security & Cloud Compliance Office reports regularly to the Audit and Compliance Committee, as well as upon request and the occurrence of certain findings. The Audit and Compliance Committee reviews the effectiveness of SAP’s system for monitoring corporate security, which includes cybersecurity, with a focus on risk and incident management and mitigation. Finally, the Audit and Compliance Committee reviews the compensation report and prepares a recommendation for Supervisory Board to adapt and release the report for the respective fiscal year.

The Audit and Compliance Committee has established procedures regarding the approval of all audit and non-audit services provided by our external independent auditor. See “Item 16C. Principal Accountant Fees and Services” for details.

The Audit and Compliance Committee also does preparatory work for the full Supervisory Board’s deliberations and resolutions on the adoption of the annual financial statements, the approval of the consolidated annual financial statements and the Integrated Report. Additionally, the Audit and Compliance Committee assists in the preparation of the compensation report by reviewing it with regard to the fulfillment of all regulatory requirements.

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

The Finance and Investment Committee

The Finance and Investment Committee (Finanz- und Investitionsausschuss) addresses general financing issues and is responsible for all matters related to financing, mergers & acquisitions, joint ventures, strategic investments and divestitures. Furthermore, it regularly discusses acquisitions of intellectual property and companies, venture capital investments and other investments with the Executive Board and reports to the Supervisory Board on such investments. It is also responsible for the approval of such investments if the individual investment amount exceeds certain specified limits, as well as for the preparation of the full Supervisory Board’s resolution to approve the group annual financial plan. In addition, it discusses the Supervisory Board's annual proposal to the Annual General Meeting of Shareholders regarding the appropriation of profits and adopts a corresponding recommendation to the full Supervisory Board.

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

The Government Security Committee

The Government Security Committee (Ausschuss für staatliche Sicherheit) is responsible for SAP’s corporate activities in context of national security regulations.

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

The Office of Ethics and Compliance (OEC) was created by the SAP Executive Board in 2006 with the remit of corruption, bribery and substantial fraud. In 2025, anti - money laundering was added to OEC's remit. The OEC is led by SAP's Group Chief Compliance Officer (GCCO) who reports directly to the group CEO. The GCCO has direct communication channels and reporting obligations to the Audit and Compliance Committee. Amongst its many other compliance-related functions, the OEC manages a network of global field compliance officers who act as the first point of contact for the business in compliance matters. The OEC provides targeted compliance training and compliance-related communications to SAP employees to raise the awareness and understanding of legal and regulatory compliance policies. Speak Out at SAP is SAP’s independently managed whistleblower reporting tool, through which any matters or concerns can be reported easily, and, if desired, anonymously. The tool is available twenty-four hours a day, seven days a week, both internally to SAP employees and externally to concerned parties, including customers, suppliers, and partners. Beyond Speak Out at SAP, we provide further reporting channels, including an internal ticketing system, a postal address for written submissions, as well as local contact persons worldwide. Concerns can be raised without fear of reprisal or retaliation.

The Extended Board

On February 1, 2025, the Executive Board established the Extended Board. The Extended Board is a committee of the Executive Board comprised of senior leaders from key functions and regulated by the Rules of Procedure of the Executive Board. The Executive Board appoints the Extended Board members, with the Supervisory Board providing consultation on these appointments. Currently, the Extended Board is comprised of nine members. The Extended Board performs advisory, coordination and decision - preparation functions for the Executive Board, however the Executive Board retains ultimate responsibility for overseeing and deciding on the activities of the company. All Extended Board members report to an Executive Board member. The Executive Board and the Extended Board meet regularly, and Extended Board members join Executive Board meetings as relevant.

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

Exchange Controls and Other Limitations Affecting Security Holders

The euro is a fully convertible currency. At the present time, Germany does not restrict the export or import of capital, except for investments in certain areas in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany (“Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation residing outside of Germany (“Non-Resident”) if such payment exceeds €50,000 (or the equivalent in a foreign currency). In addition, German Residents must report any accounts payable to or receivable from Non-Residents if such payables or receivables, in the aggregate, exceed €6 million (or the equivalent in a foreign currency) at the end of any calendar month. Furthermore, companies resident in Germany with accounts payable to or receivable from Non-Residents in excess of €500 million have to report these payables or receivables to/from Non-Residents insofar as they result from derivative instruments at the end of each calendar quarter. Residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more which they hold directly or indirectly in non-resident corporations with total assets of more than €6 million. Corporations residing in Germany with assets in excess of €6 million must report annually to the German Central Bank any shares or voting rights of 10% or more held directly or indirectly by a Non-Resident.

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

German Gift and Inheritance Tax

Generally, a transfer of ADRs or ordinary shares by a shareholder at death or by way of gift will be subject to German gift or inheritance tax, respectively, if (i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer, or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years, i.e. had a place of residency within the last five years (this term maybe amended by applicable estate tax treaties, e.g. a period of ten years applies to German expatriates with residence in the United States); (ii) the ADRs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADRs or ordinary shares subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor, respectively, at the time of the transfer, actually or constructively together with related parties.

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

Dividends paid by SAP SE generally will constitute “portfolio income” for purposes of the limitations on the use of passive activity losses (and, therefore, generally may not be offset by passive activity losses) and as “investment income” for purposes of the limitation on the deduction of investment interest expense. Dividends paid by SAP SE will not be eligible for the dividends received deduction generally allowed to U.S. corporations under Section 243 of the Code. Dividends paid by SAP SE to an individual are treated as “qualified dividends” (assuming the holding requirement is met) subject to capital gains rates, i.e., at a maximum rate of 20%, if SAP SE was not in the prior year and, is not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income taxes with respect to our 2025 tax year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2026 tax year. Certain U.S. holders who are individuals, trusts, or estates, must pay a Medicare tax at a rate of 3.8% on the lesser of (i) net investment income such as dividends and (ii) the excess of modified adjusted gross income over the statutory thresholds.

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

U.S. Information Reporting and Backup Withholding

Dividend payments made to holders and proceeds paid from the sale of shares or ADRs are subject to information reporting to the Internal Revenue Service (IRS) and will be subject to backup withholding (currently imposed at a 24% rate) unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

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

Fees and Other Payments Payable by the Depositary to SAP

In connection with the ADR program, the Depositary has agreed to make certain payments to SAP and waive certain costs of providing ADR administrative and reporting services, including reporting of ADR program activity, distribution of information to investors and managing the ADR program. For the period beginning October 29, 2024 and ending October 28, 2025, the Depositary made direct and indirect payments to SAP in an aggregate amount of US$3,713,865.51 related to the ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

SAP designs disclosure controls and procedures to ensure that information required to be disclosed by SAP in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (i.e. SAP’s chief executive officer (CEO) and chief financial officer (CFO)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the participation of SAP’s CEO and CFO the effectiveness of SAP’s disclosure controls and procedures as of December 31, 2025. The evaluation was led by SAP’s Global Risk & Assurance Services (GR&AS) function, including dedicated “GR&AS Internal Auditors” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing management evaluation, SAP’s CEO and CFO, concluded that as of December 31. 2025, SAP’s disclosure controls and procedures were effective.

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

SAP’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework (2013)”.

Based on the assessment under these criteria, SAP management has concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

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

ITEM 16B. CODE OF ETHICS

In 2025, SAP’s Global Code of Ethics and Business Conduct for Employees (CoEBC) continued to apply to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. It is the primary ethical framework guiding the way SAP conducts business and remains on course for success. It is available in 23 languages, and it is one of a number of global policies that provide clear guidance to employees. Newly acquired companies are required to meet the minimum standards set forth in the CoEBC. Our CoEBC constitutes a “code of ethics” as defined in Item 16.B of Form 20-F, and, together with our Partner and Supplier Codes of Conduct, sets standards for all dealings with customers, partners, competitors, and suppliers, including regulations with regard to confidentiality, loyalty, preventing conflicts of interest, preventing bribery, data protection and privacy, and avoiding anti-competitive practices. The CoEBC is available on our website under http://www.sap.com/corporate-en/investors/governance/policies-statutes.epx.

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

We rely on this exemption. Our Audit and Compliance Committee includes four employee representatives, Jakub Černý, César Martin, Dr. Eberhard Schick and Nina Strassner, who were appointed to our Supervisory Board pursuant to the Agreement on the Involvement of Employees in SAP SE (see “Item 6. Directors, Senior Management and Employees.” for details). We believe that our reliance on this exemption does not materially adversely affect the ability of our Audit and Compliance Committee to act independently and to satisfy the other requirements of Rule 10A-3.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

At the Annual General Meeting of Shareholders on May 11, 2023, the Executive Board was authorized to acquire until the expiry of May 10, 2028, shares in the Company representing a pro rata amount of capital stock of up to €120 million.

We did not purchase any ADRs in 2025. In May 2023 we announced a share buy-back program, with an aggregate volume of up to €5 billion and a term until December 31, 2025. In 2025, purchases of SAP’s ordinary shares were conducted in two tranches under this program, which was completed on August 13, 2025, fully utilizing the approved program volume. The following table sets out information concerning repurchases of SAP’s ordinary shares in 2025.

			(c) Total Number of	(d) Maximum Number of
			Shares Purchased as	Shares that May Yet Be
	(a) Total Number of	(b) Average Price Paid	Part of Publicly Announced	Purchased Under these
Period	Shares Purchased1.2	per Share (in €)	Plans and Programs	Plans and Programs[3]
January 2025	97,617	236.46	97,617	60,838,035
February 2025	0	0.00	0	60,860,353
March 2025	458,038	243.33	458,038	63,098,653
April 2025	1,371,194	226.49	1,371,194	61,740,710
May 2025	2,348,153	264.05	2,348,153	59,422,379
June 2025	2,038,960	260.44	2,038,960	58,995,123
July 2025	578,106	247.67	578,106	58,429,398
August 2025	689,043	236.28	689,043	57,762,682
September 2025	0	0.00	0	60,020,357
October 2025	0	0.00	0	60,020,357
November 2025	0	0.00	0	60,020,357
December 2025	0	0.00	0	61,950,901
Total	7,581,111	250.90	7,581,111

1 From September 02, 2024, until April 08, 2025, SAP repurchased 7,024,422 shares at an average price of € 210.99 resulting in a purchased volume of approx. € 1.5 billion.

2 From April 24, 2025, until August 13, 2025, SAP repurchased 5,.683,802 shares at an average price of € 257.60 resulting in a purchased volume of approx. € 1.5 billion.

3 Numbers represent the maximum number of shares that may yet be purchased pursuant to section 71 paragraph (2) sentence 1 of the German Stock Corporation Act and the authorization of SAP’s Annual General Meeting of Shareholders of May 11, 2023, which provide that the shares to be purchased, together with any other shares already acquired and held by SAP or which are attributable to SAP pursuant to Section 71d and Section 71e AktG (German Stock Corporation Act), do not account for more than 10% of SAP’s capital stock. Following completion of the recent share buyback program in August 2025, any additional share purchases are subject to the approval of a new share buyback program by the Supervisory and Executive Board.

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

The German Stock Corporation Act requires the executive and the supervisory board of publicly listed companies like SAP to declare annually that the recommendations set forth in the GCGC have been and are being complied with or which of the recommendations have not been or are not being complied with and why not. SAP disclosed and reasoned deviations from a few of the GCGC recommendations in its Declaration of Compliance on a yearly basis from 2003 onwards. Since the last Declaration of Compliance of October 2025, SAP has complied with the recommendations set out in the GCGC with the below exceptions. In the future, SAP will comply with the recommendations set out in the Code with the exception listed below in No. 2:

1. Determination of the performance criteria for the 2025 tranche of the Long-Term Incentive Plan (LTI) only in fiscal year 2025 (declaration of deviation from recommendation G.7 sentence 1 GCGC).

As the Executive Board and the Supervisory Board of SAP already declared in May 2025 in the Update of the Declaration of Compliance, the Supervisory Board decided to amend the ESG-related performance criteria with regard to the tranche of the LTI granted to the members of the Executive Board for the financial year 2025. In the LTI tranche 2025, the ESG-related performance criteria continue to have the climate performance target “Net Zero 2030” and now have a social sustainability target “Business Health Culture Index”. This determination was made before the LTI tranche 2025 was granted but is a deviation from the recommendation in Section G.7 sentence 1 of the Code because it was not made before the start of the fiscal year 2025. This decision was made in the current fiscal year in response to a series of Executive Orders issued by the US administration in January 2025, regarding the application of federal anti-discrimination regulations. As a global company, SAP ensures that we comply with the legal framework in the countries in which we operate.

With regard to tranche 2026 and subsequent tranches of the LTI, the recommendation in section G.7, sentence 1 of the Code will be complied with again.

2. Disbursement of remaining variable remuneration components if an Executive Board member`s service contract is terminated (precautionary declaration of non-conformity with recommendation G. 12 GCGC).

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

Declarations from 2020 to 2025 are available on the SAP website.

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

SAP complies with the director independence requirements and recommendations described above. In particular, the Supervisory Board of SAP SE determined in fiscal year 2025 that the shareholder representatives are all independent in the meaning of the recommendations at sections C.6 and C.7 of the Code, and, likewise, in accordance with the recommendation at section C.7 of the Code, more than half of the shareholder representatives are independent from the company and the Executive Board. In this context, the shareholder representatives determined that five (and thus more than half their total number) constitutes an appropriate number of independent shareholder representative members. Consequently, they determined that, when also considering the company`s shareholder structure, the Supervisory Board has an appropriate number of independent members in the meaning of section C.6 of the Code.

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

Audit Committee Independence

As a foreign private issuer, the NYSE Rules require SAP to establish an Audit Committee that satisfies the requirements of Rule 10A-3 of the Exchange Act with respect to audit committee independence. SAP is in compliance with these requirements. The Chairperson of SAP’s Audit and Compliance Committee (Jennifer Xin-Zhe Li), Dr. Gunnar Wiedenfels, Dr. Friederike Rotsch and Gerhard Oswald meet the independence requirements of Rule 10A-3 of the Exchange Act. The other four Audit and Compliance Committee members, Jakub Černý, César Martin, Dr. Eberhard Schick and Nina Strassner, are employee representatives who are eligible for the exemption provided by Rule 10A-3 (b) (1) (iv) (C) (see “Item 16D Exemptions from the listing standards for audit committees” for details).

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

Specific Code of Business Conduct

The NYSE Rules Section 303 A.10 requires listed companies to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. Although not required under applicable European and German law, SAP has a Global Code of Ethics and Business Conduct for Employees (CoEBC) that applies to all employees, managers, the members of SAP’s Executive Board, as well as employee representatives on the Supervisory Board. The CoEBC is available in 23 languages, and it is one of a number of global policies that provide clear guidance to employees. SAP complies with the requirement to disclose the Code of Ethics and Business Conduct and any waivers of the code with respect to directors and executive officers. See “Item 16B. Code of Ethics” for details.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

SAP has a global insider trading regulations policy (the Global Insider Trading Regulations Policy) and a U.S. Insider Trading Policy (the U.S. Insider Trading Policy) governing the purchase, sale and other dispositions of the Company’s securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that the Global Insider Trading Regulations Policy, the U.S. Insider Trading Policy, and the repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The Company’s Global Insider Regulations Policy and the U.S. Insider Trading Policy are incorporated by reference to this Annual Report on Form 20-F.

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

Our information security risk management approach employs sophisticated quantification techniques to measure security exposure with various criteria including financial terms, supporting strategic investment decisions across SAP. A satellite network of unit risk coordinators provides enterprise-wide risk identification and assessment, ensuring comprehensive coverage while enabling localized security decision-making. This integrated model transforms qualitative security concerns into quantifiable information security risks, allowing leadership to prioritize investments, allocate resources efficiently, and demonstrate measurable risk reduction.

We have designed and implemented a solid security and cloud compliance strategy in line with the overall SAP business, product, and technology strategies. To execute on that strategy, we establish and manage a risk-based cybersecurity framework for SAP according to well accepted industry frameworks and standards such as SOC, ISO, PCI, along with various required regional standards, and also voluntarily align with guidance from the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF).

Cybersecurity risks are reported regularly to the Executive Board through cumulative risk reporting and risk updates are steered via regular security updates to the Executive Board. The Supervisory Board’s Product and Technology Committee (PTC) and its Audit & Compliance Committee (ACC) are apprised of key cybersecurity risks. By bringing these risks to the attention of the Executive Board, the PTC, and the ACC as appropriate, SAP’s disclosure decision makers have an early and recurring opportunity to assess the materiality of these cybersecurity risks.

Key elements of our cybersecurity risk management approach include:

-	a security team responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
-	a Global Risk Management Policy that applies to all employees and which is reviewed and updated as necessary;
-	an Executive Board-established early warning risk management system designed to enable transparency and compliance with applicable regulations;
-	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
-	a third-party risk management process for service providers, suppliers, and vendors;
-	a Global Security Policy that applies to all employees and which is reviewed and updated as necessary;
-	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

-	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and which is reviewed and updated as necessary; and
-	cybersecurity awareness training of our employees, consultants, incident response personnel, and senior management.

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

As of the date of this filing, we have not identified risks from existing and known cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. However, we are subject to certain risks that if realized and sufficiently severe, are reasonably likely to materially affect our operations, business strategy or financial condition. See “Risk Factors – Cybersecurity and Security: Cybersecurity attacks or breaches, and security vulnerabilities in our infrastructure or services or those of our third-party partners could materially impact our business operations, products, and service delivery.”

Cybersecurity Governance

(1)Supervisory Board Oversight of Risks from Cybersecurity Threats

The Supervisory Board, through the PTC and the ACC, governs the Executive Board’s oversight of SAP’s cybersecurity risk management approach.

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

The PTC and the ACC are informed about risks from cybersecurity threats by the Executive Board and security executives, with additional input from SAP’s Global Security & Cloud Compliance organization (SGSC), the Global Risk & Assurance Services organization (GR&AS), SAP Legal, Business Information Security Officers (BISOs), and internal and external cybersecurity and legal consultants. SAP’s Global Security & Cloud Compliance Office reports regularly to the PTC and to the ACC, as well as upon request and the occurrence of certain findings. In addition, the PTC and ACC often participate in meetings with the Executive Board or members thereof and security executives for the purpose of receiving information on and discussing SAP’s cybersecurity risks and risk management approach. The PTC and ACC participate in key decisions on cybersecurity-related issues, including risk materiality assessments, incident response and the provision of any necessary related disclosures.

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

Cybersecurity Control Team

SAP maintains a cross functional cybersecurity control team consisting of the CSO, the CSCRO, SVP Legal - Litigation and Cybersecurity, Chief Cybersecurity Counsel, Senior Corporate & Securities Counsel, Group Data Protection Officer & Head of SAP Data Protection, and members of SAP’s Global Accounting, Reporting & Tax department. This group meets on both a quarterly and an ad hoc basis to review cybersecurity issues, including but not limited to actual and potential cybersecurity incidents, thwarted attempts, cyber-related risks, and internal investigations (collectively, cybersecurity events). As part of its review and assessment, this group evaluates the implications, if any, of the cybersecurity events on SAP’s external reporting. Where appropriate, matters are escalated and discussed among SAP’s General Counsel, the Executive Board, the PTC and/or the ACC. Assessments ensue at this level with senior leaders from the Cybersecurity Control Team and cybersecurity consultants who provide the Executive Board, the PTC and/or the ACC with updates on an as-needed basis and in SAP Security briefings. SAP discusses any significant cybersecurity events, their impact on SAP's external reporting.

Employee Cybersecurity Education, Training and Compliance

As part of its risk mitigation strategy, SGSC conducts annual mandatory security training programs that provide education on key cybersecurity risks and specific threat profiles. A comprehensive portfolio of offerings is made available to the SAP workforce to address the diverse threats faced by organizations such as SAP and to reinforce SAP’s expectations of its employees. In addition to this regular education, the Executive Board, the PTC and the ACC receive training on cybersecurity topics from our CSO, CSCRO and internal security staff as part of the continuing education on cybersecurity topics that impact public companies.

Executive Clearing Board

In 2025 the Executive Board endorsed the creation of a new Executive Clearing Board (ECB) to enhance oversight of critical cross-board area topics and domains related to regulatory obligations, audits, product certifications, and attestations. The ECB provides an independent, high-level review, and escalation body for complex or cross-domain regulatory issues where accountability is unclear, ensuring strong governance while streamlining what is elevated to the Executive Board.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements are included herein on pages F-1 through F-110.

The following are filed as part of this report:

-	Report of Independent Registered Public Accounting Firm.
-	Consolidated Financial Statements
●	Consolidated Income Statements for the years ended December 31, 2025, 2024, and 2023.
●	Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024, and 2023.
●	Consolidated Statements of Financial Position as of December 31, 2025, and 2024.
●	Consolidated Statements of Changes in Equity for the years ended December 31, 2025, 2024, and 2023.
●	Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023.
●	Notes to the Consolidated Financial Statements.

ITEM 19. EXHIBITS

The following documents are filed as exhibits to this report:

1	Articles of Incorporation (Satzung) of SAP SE, effective as of July 15, 2025 (English translation). [1]

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

8	For a list of our subsidiaries see Note (G.9) to our Consolidated Financial Statements in “Item 18. Financial Statements”.

11.1	SAP Global Insider Regulations Policy.[5]

11.2	SAP U.S. Insider Trading Policy.[6]

12.1	Certification of Christian Klein, Chief Executive Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certification of Dominik Asam, Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	Certification of Christian Klein, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Dominik Asam, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15	Consent of BDO, Independent Registered Public Accounting Firm.

97	SAP SE Clawback Policy[7]

101.INS	iXBRL Instance Document

101.SCH	iXBRL Taxonomy Schema Linkbase Document

101.CAL	iXBRL Taxonomy Calculation Linkbase Document

101.DEF	iXBRL Taxonomy Definition Linkbase Document

101.LAB	iXBRL Taxonomy Labels Linkbase Document

101.PRE	iXBRL Taxonomy Presentation Linkbase Document

104.Cover Page	Interactive Data File (formatted as Inline XBRL and included in Exhibit 101)

[1]	Incorporated by reference to Exhibit 4.1 to SAP SE’s Registration Statement on Form S - 8 filed with the SEC on November 14, 2025.
[2]	Incorporated by reference to Exhibit 2.1 to SAP SE’s 2014 Annual Report on Form 20-F filed with the SEC on March 20, 2015.
[3]	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #1 to SAP SE’s Registration Statement on Form F-6 filed on November 25, 2009.
[4]	Incorporated by reference to Exhibit 99.(a)(2) of Post Effective Amendment #2 to SAP SE’s Registration Statement on Form F-6 filed on March 18, 2016

5 Incorporated by reference to Exhibit 11.1 to SAP SE’s 2024 Annual Report on Form 20-F filed with the SEC on February 27, 2025

6 Incorporated by reference to Exhibit 11.2 to SAP SE’s 2024 Annual Report on Form 20-F filed with the SEC on February 27, 2025

[7]	Incorporated by reference to Exhibit 97 of SAP SE’s Annual Report on Form 20 - F for the fiscal year ended December 31, 2023 filed with the SEC on February 29, 2024.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SAP SE
(Registrant)
	By:	/s/ CHRISTIAN KLEIN

Name: Christian Klein
Title: Chief Executive Officer

Dated: February 26, 2026

	By:	/s/ DOMINIK ASAM

Name:Dominik Asam
Title: Chief Financial Officer

Dated: February 26, 2026

SAP SE AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of SAP SE (the “Company”) as of December 31, 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 18, 2026, expressed an unqualified opinion thereon.

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

Cloud revenue recognition

As discussed in note A.1 to the consolidated financial statements, the Company generated revenue in 2025 of EUR 36,800 million, of which EUR 21,023 million relates to cloud revenues from fees earned from providing customers a cloud offering with software as a service, platform as a service, infrastructure as a service and/or premium cloud support through subscriptions for use of the Company’s cloud solutions. For most of the Company’s cloud offerings, measured both in volume and number, the customer is entitled to continuously access and use one or more cloud solutions for a specified term, therefore cloud revenue is recognized based on time elapsed and thus ratably over the term of access. However, some cloud business models are provisioned on a consumption basis where a customer commits to a fixed value of spend on cloud services throughout the contract term, but with the discretion to call off cloud services on an as needed basis. For those arrangements cloud revenue is recognized based on consumption as it best reflects the measure towards satisfaction of the performance obligation(s).

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

Assessment of the Company’s uncertain tax treatments

As discussed in note C.5 to the consolidated financial statements, the Company disclosed contingent liabilities relating to tax uncertainties of EUR 1,187 million. The Company operates in multiple tax jurisdictions which continually revise, change, and implement tax laws with complexities and uncertainties due to different interpretations of these tax laws, especially relating to the deductibility of intercompany royalty payments and intercompany services. The nature of these activities can result in uncertainties in the estimation of the related tax exposures.

We identified the assessment of the Company’s tax provision associated with uncertain tax positions, specifically related to the deductibility of intercompany royalty payments and intercompany services, as a critical audit matter. The principal considerations that led to the determination included complex auditor judgement related to: (1) auditing key assumptions applied to the interpretation of tax laws, related regulations, case laws, and mutual agreement procedures across multiple jurisdictions; (2) determining whether a tax position from the deductibility of intercompany royalty payments and intercompany services is more-likely-than-not to be sustained. Auditing these elements involved especially challenging and complex auditor judgment due to the nature and extent of audit effort required to address these matters, including involvement of personnel with specialized skills and knowledge.

The primary procedures we performed to address this critical audit matter included utilizing personnel with specialized skill and knowledge in taxation to evaluate the appropriateness of management’s methods and key assumptions used to estimate certain uncertain tax positions by: (1) assessing for certain company business activities the reasonableness and consistency of management’s judgment in the interpretation of relevant tax regulations; (2) evaluating the significant assumptions underlying the interpretation of relevant tax laws and related interpretations, relevant case law, and mutual agreement procedures in the respective tax jurisdictions; and (3) assessing the overall reasonableness of conclusions reached regarding the identification, recognition, measurement, and disclosure of certain uncertain tax positions related to the deductibility of intercompany royalty payments and intercompany services.

Measurement of unlisted equity securities

As discussed in note F.2 to the consolidated financial statements, the Company holds unlisted equity securities held at fair value of EUR 6,324 million as of December 31, 2025, primarily relating to Sapphire Ventures’ investments. These investments in unlisted equity securities are classified as financial instruments at fair value through profit and loss requiring a recurring fair value measurement using significant unobservable inputs.

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

The primary audit procedures we performed to address this critical audit matter included utilizing personnel with specialized knowledge and skill in valuation to assist in assessing and evaluating the appropriateness of the valuation technique used for a selection of certain investments in unlisted equity securities relating to Sapphire Ventures’ investments by: (1) assessing the appropriateness of the valuation technique selected by comparing it to our expectation based on industry experience and knowledge of the investment; (2) assessing the source, reliability and relevance of evidence used in determining significant unobservable inputs; (3) evaluating the significant unobservable inputs considered in the recurring measurement of fair value by comparing them to historical and market information; and (4) developing an independent range of acceptable fair value estimates utilizing available market information from third party sources to assess whether management’s estimates are reasonable.

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

We have served as the Company’s auditor since 2023.

Frankfurt am Main, Germany

February 18, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Supervisory Board of SAP SE:

Opinion on Internal Control over Financial Reporting

We have audited SAP SE’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated income statements and the consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 18, 2026, expressed an unqualified opinion thereon.

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

/s/ BDO AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

February 18, 2026

Consolidated Financial Statements IFRS

 Consolidated Income Statements of SAP Group for the Years Ended December 31

€ millions, unless otherwise stated	Notes	2025	2024	2023
Cloud		21,023	17,141	13,664
Software licenses		990	1,399	1,764
Software support		10,525	11,290	11,496
Software licenses and support		11,515	12,689	13,261
Cloud and software		32,538	29,830	26,924
Services		4,262	4,346	4,283
Total revenue	(A.1), (C.2)	36,800	34,176	31,207

Cost of cloud		-5,480	-4,660	-3,884
Cost of software licenses and support		-1,313	-1,262	-1,383
Cost of cloud and software		-6,793	-5,922	-5,267
Cost of services		-3,193	-3,321	-3,407
Total cost of revenue		-9,986	-9,243	-8,674
Gross profit		26,814	24,932	22,534
Research and development	(D.9)	-6,633	-6,514	-6,324
Sales and marketing		-8,879	-9,090	-8,828
General and administration		-1,633	-1,435	-1,364
Restructuring	(B.6)	-3	-3,144	-215
Other operating income/expense, net		-49	-85	-4
Total operating expenses		-27,183	-29,511	-25,408
Operating profit		9,617	4,665	5,799

Other non-operating income/expense, net	(C.3)	118	-298	-3
Finance income		1,911	1,429	857
Finance costs		-1,377	-1,031	-1,313
Financial income, net	(C.4)	534	398	-456
Profit before tax from continuing operations	(C.2)	10,270	4,764	5,341

Income tax expense	(C.5)	-2,944	-1,614	-1,741
Profit after tax from continuing operations		7,326	3,150	3,600
Attributable to owners of parent		7,161	3,124	3,634
Attributable to non-controlling interests		165	26	-33
Profit (loss) after tax from discontinued operations	(D.1)	0	0	2,363
Profit after tax[1]		7,326	3,150	5,964
Attributable to owners of parent[1]		7,161	3,124	6,139
Attributable to non-controlling interests[1]		165	26	-175

Earnings per share, basic (in €) from continuing operations	(C.6)	6.14	2.68	3.11
Earnings per share, basic (in €)[1]	(C.6)	6.14	2.68	5.26
Earnings per share, diluted (in €) from continuing operations	(C.6)	6.10	2.65	3.08
Earnings per share, diluted (in €)[1]	(C.6)	6.10	2.65	5.20

1 from continuing and discontinued operations

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income of SAP Group for the Years Ended December 31

€ millions	Notes	2025	2024	2023
 Profit after tax[1]		7,326	3,150	5,964
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pension plans, before tax		-9	-30	-45
Income taxes relating to remeasurements on defined benefit pension plans		7	6	10
Remeasurements on defined benefit pension plans, net of tax		-2	-23	-36
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		-2	-23	-36
Items that will be reclassified subsequently to profit or loss
Gains (losses) on exchange differences on translation, before tax		-4,594	2,369	-1,631
Reclassification adjustments on exchange differences on translation, before tax		-3	18	12
Exchange differences, before tax		-4,597	2,387	-1,618
Income taxes relating to exchange differences on translation		2	-17	21
Exchange differences, net of tax	(E.2)	-4,594	2,370	-1,597
Gains (losses) on cash flow hedges/cost of hedging, before tax		291	-111	-11
Reclassification adjustments on cash flow hedges/cost of hedging, before tax		-255	78	0
Cash flow hedges/cost of hedging, before tax	(F.1)	36	-32	-11
Income taxes relating to cash flow hedges/cost of hedging		-10	9	3
Cash flow hedges/cost of hedging, net of tax	(E.2)	26	-24	-8
Other comprehensive income for items that will be reclassified to profit or loss, net of tax		-4,568	2,347	-1,605
Other comprehensive income, net of tax		-4,570	2,323	-1,641
Total comprehensive income		2,756	5,474	4,323
Attributable to owners of parent		2,649	5,419	4,670
Attributable to non-controlling interests		107	54	-347

1 from continuing and discontinued operations

The accompanying Notes are an integral part of these Consolidated Financial Statements.

/ Consolidated Statements of Financial Position of SAP Group as at December 31

€ millions	Notes	2025	2024
Cash and cash equivalents	(E.3)	8,220	9,609
Other financial assets	(D.6), (E.3)	1,552	1,629
Trade and other receivables	(A.2)	6,675	6,774
Other non-financial assets	(A.3), (G.1)	3,212	2,682
Tax assets		598	707
Total current assets		20,256	21,401
Goodwill	(D.2)	29,014	31,264
Intangible assets	(D.3)	2,282	2,706
Property, plant, and equipment	(D.4), (D.5)	4,497	4,493
Other financial assets	(D.6), (E.3)	7,269	7,141
Trade and other receivables	(A.2)	218	209
Other non-financial assets	(A.3), (G.1)	4,419	3,990
Tax assets		244	359
Deferred tax assets	(C.5)	2,163	2,674
Total non-current assets		50,106	52,836
Total assets		70,362	74,237
Trade and other payables		2,431	1,988
Tax liabilities		968	585
Financial liabilities	(E.3), (D.5)	2,050	4,277
Other non-financial liabilities	(B.3), (B.5), (G.2)	4,849	5,537
Provisions	(A.4), (B.6), (G.2), (G.3)	537	716
Contract liabilities	(A.1)	6,581	5,978
Total current liabilities		17,416	19,082
Trade and other payables		2	10
Tax liabilities		562	512
Financial liabilities	(E.3), (D.5)	6,021	7,169
Other non-financial liabilities	(B.3), (B.5), (G.2)	524	749
Provisions	(A.4), (B.4), (B.6), (G.2)	550	494
Deferred tax liabilities	(C.5)	72	326
Contract liabilities	(A.1)	144	88
Total non-current liabilities		7,873	9,349
Total liabilities		25,288	28,431
Issued capital		1,229	1,229
Share premium		2,778	2,564
Retained earnings		47,345	42,907
Other components of equity		182	4,692
Treasury shares		-6,948	-5,954
Equity attributable to owners of parent		44,586	45,438
Non-controlling interests	(E.2)	488	368
Total equity	(E.2)	45,073	45,806
Total equity and liabilities		70,362	74,237

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity of SAP Group for the Years Ended December 31

	Equity Attributable to Owners of Parent
				Other			Non-
		Share	Retained	Components	Treasury		Controlling
€ millions	Issued Capital	Premium	Earnings	of Equity	Shares	Total	Interests	Total Equity
Notes	(E.2)	(E.2)	(E.2)	(E.2)	(E.2)		(E.2)
1/1/2023	1,229	3,081	36,418	3,801	-4,341	40,186	2,662	42,848
 Profit after tax[1]			6,139			6,139	-175	5,964
Other comprehensive income			-36	-1,433		-1,469	-172	-1,641
Comprehensive income			6,103	-1,433		4,670	-347	4,323
Share-based payments		1,032				1,032	121	1,153
Dividends			-2,395			-2,395	-21	-2,417
Purchase of treasury shares					-968	-968		-968
Reissuance of treasury shares under share-based payments					568	568		568
Changes in non-controlling interests		-2,268	2,197			-71	-2,164	-2,235
Other changes			135			135	-1	134
12/31/2023	1,229	1,845	42,457	2,367	-4,741	43,157	249	43,406
 Profit after tax			3,124			3,124	26	3,150
Other comprehensive income			-23	2,318		2,295	28	2,323
Comprehensive income			3,101	2,318		5,419	54	5,474
Share-based payments, before tax		399				399		399
Income taxes relating to share-based payments		320				320		320
Dividends			-2,565			-2,565	-2	-2,566
Purchase of treasury shares					-2,108	-2,108		-2,108
Reissuance of treasury shares under share-based payments					895	895		895
Other changes			-86	7		-79	66	-13
12/31/2024	1,229	2,564	42,907	4,692	-5,954	45,438	368	45,806
 Profit after tax			7,161			7,161	165	7,326
Other comprehensive income			-2	-4,510		-4,512	-59	-4,570
Comprehensive income			7,159	-4,510		2,649	107	2,756
Share-based payments, before tax		143				143		143
Income taxes relating to share-based payments		71				71		71
Dividends			-2,743			-2,743	-2	-2,746
Purchase of treasury shares					-1,916	-1,916		-1,916
Reissuance of treasury shares under share-based payments					922	922		922
Other changes			22	0		22	15	38
12/31/2025	1,229	2,778	47,345	182	-6,948	44,586	488	45,073

1 From continuing and discontinued operations

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows of SAP Group for the Years Ended December 31

€ millions	Notes	2025[3]	2024	2023
 Profit (loss) after tax[1]		7,326	3,150	5,964
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
 (Profit) loss after tax from discontinued operations		0	0	-2,363
Depreciation and amortization	(D.2)–(D.4)	1,311	1,280	1,373
Share-based payment expense	(B.3)	1,695	2,385	2,220
 Income tax expense	(C.5)	2,944	1,614	1,741
 Financial income, net	(C.4)	-534	-398	456
Increase/decrease in allowances on trade receivables		11	30	-10
Other adjustments for non-cash items		94	110	23
Increase/decrease in trade and other receivables		-388	-247	-393
Increase/decrease in other assets		-1,315	-632	-700
Increase/decrease in trade payables, provisions, and other liabilities		-308	603	633
Increase/decrease in contract liabilities		1,336	869	443
Share-based payments	(B.3)	-817	-1,282	-1,091
Income taxes paid, net of refunds[2]		-2,198	-2,277	-2,161
Net cash flows from operating activities – continuing operations		9,156	5,207	6,134
Net cash flows from operating activities – discontinued operations	(D.1)	0	0	113
Net cash flows from operating activities[1]		9,156	5,207	6,246
Business combinations, net of cash and cash equivalents acquired		-702	-1,114	-1,168
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses		0	0	-91
Purchase of intangible assets and property, plant, and equipment		-739	-797	-785
Proceeds from sales of intangible assets and property, plant, and equipment		121	122	99
Purchase of equity or debt instruments of other entities		-5,845	-6,401	-3,566
Proceeds from sales of equity or debt instruments of other entities		5,779	7,533	907
Interest received		420	563	469
Net cash flows from investing activities – continuing operations		-965	-93	-4,134
Net cash flows from investing activities – discontinued operations	(D.1)	0	0	5,523
Net cash flows from investing activities[1]		-965	-93	1,389
Dividends paid	(E.2)	-2,743	-2,565	-2,395
Dividends paid on non-controlling interests		-2	-1	-13
Purchase of treasury shares	(E.2)	-1,937	-2,106	-949
Proceeds from borrowings	(E.3)	2	2,767	13
Repayments of borrowings	(E.3)	-3,191	-1,185	-4,081
Payments of lease liabilities		-299	-310	-332
Transactions with non-controlling interests	(E.2)	0	-11	0
Interest paid		-574	-550	-393
Net cash flows from financing activities – continuing operations		-8,745	-3,961	-8,151
Net cash flows from financing activities – discontinued operations	(D.1)	0	0	20
Net cash flows from financing activities[1]		-8,745	-3,961	-8,131
Effect of foreign currency rates on cash and cash equivalents		-836	333	-388
Net increase/decrease in cash and cash equivalents		-1,390	1,485	-883
/ Cash and cash equivalents at the beginning of the period	(E.3)	9,609	8,124	9,008
/ Cash and cash equivalents at the end of the period	(E.3)	8,220	9,609	8,124

1 from continuing and discontinued operations

2 Total income taxes paid, net of refunds 2023: —€2,973 million, thereof contained in the line item “Net cash flows from investing activities - discontinued operations”: —€815 million.

3 As of January 2025, SAP no longer classifies interest paid and interest received as a part of cash flows from operating activities. The presentation for prior periods was amended accordingly.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

SAP SE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN.1) Basis for Preparation

General Information

The registered domicile of SAP SE is in Walldorf, Germany (Commercial Register of the Lower Court of Mannheim HRB 719915). The Consolidated Financial Statements for 2025 of SAP SE and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with International Financial Reporting Standards (IFRS) and the additional requirements set forth in section 315e (1) of the German Commercial Code (HGB).

We have applied all IFRS standards and interpretations that were effective on and endorsed by the European Union (EU) as at December 31, 2025. There were no standards or interpretations as at December 31, 2025, impacting our Consolidated Financial Statements for the years ended December 31, 2025, 2024, and 2023, that were effective but not yet endorsed. Therefore, our Consolidated Financial Statements comply with both, IFRS as issued by the International Accounting Standards Board (IASB) and IFRS as endorsed by the EU.

Our Executive Board approved the Consolidated Financial Statements on February 18, 2026, for submission to our Supervisory Board which approved the Consolidated Financial Statements on the same day.

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

The following table provides an overview of where our accounting policies, management judgments, and estimates are disclosed:

Note	y Accounting Policies, Judgments, and Estimates

(IN.1)	Basis for Preparation
(A.1)	Revenue
(A.2)	Trade and Other Receivables
(A.3)	Capitalized Cost from Contracts with Customers
(A.4)	Customer-Related Provisions
(B.3)	Share-Based Payments
(B.4)	Pension Plans and Similar Obligations
(B.5)	Other Employee-Related Obligations
(B.6)	Restructuring
(C.1)	Results of Segments
(C.5)	Income Taxes
(D.1)	Business Combinations and Divestitures
(D.2)	Goodwill
(D.3)	Intangible Assets
(D.4)	Property, Plant, and Equipment
(D.5)	Leases
(D.6)	Equity Investments
(D.9)	Government Grants
(E.2)	Total Equity
(E.3)	Liquidity
(F.1)	Financial Risk Factors and Risk Management
(F.2)	Fair Value Disclosures on Financial Instruments
(G.3)	Other Litigation, Claims, and Legal Contingencies
(G.5)	Executive and Supervisory Board Compensation

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

The exchange rates of key currencies affecting the Company were as follows:

Exchange Rates

		Middle Rate
		as at 12/31		Annual Average Exchange Rate
Equivalent to €1		2025	2024	2025	2024	2023
Australian dollar	AUD	1.7581	1.6772	1.7514	1.6399	1.6285
Canadian dollar	CAD	1.6088	1.4948	1.5782	1.4819	1.4596
Swiss franc	CHF	0.9314	0.9412	0.9371	0.9526	0.9717
Pound sterling	GBP	0.8726	0.8292	0.8566	0.8466	0.8699
Japanese yen	JPY	184.0900	163.0600	168.9457	163.8174	151.9421
U.S. dollar	USD	1.1750	1.0389	1.1293	1.0821	1.0816

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

Research and Development

Research and development includes the costs incurred by activities related to the development of cloud and software solutions including resource and hardware costs for the development systems. The same applies for activities related to changes in the code of SAP’s cloud and software solutions. For more information about the recognition of internally generated intangible assets from development, see Note (D.3).

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

Updated Accounting Policy for the Presentation of Interest Paid and Interest Received

As of 2025, SAP updated the presentation of its Consolidated Statements of Cash Flows to better reflect management’s view of the underlying business activities. Interest paid and interest received are no longer classified within net cash flows from operating activities.

Interest paid is now presented within net cash flows from financing activities, and interest received within net cash flows from investing activities, as these cash flows are not considered part of SAP’s operating activities. Prior-year amounts have been reclassified for comparability. The updated presentation is consistent with the requirements of IFRS 18.

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

The IASB has issued various amendments to the IFRS standards (such as IFRS 9 and IFRS 7 (Amendments to the Classification, Measurement, and Disclosure of Financial Instruments)) that are relevant for SAP but not yet effective. We are currently assessing the impact of IFRS 9 and IFRS 7 (Amendments to the Classification, Measurement, and Disclosure of Financial Instruments) on SAP, but do not expect material effects on our financial position or profit after tax.

In April 2024, the IASB released IFRS 18 (Presentation and Disclosure in Financial Statements). The new standard will affect the presentation of our Consolidated Income Statements, introduce additional disclosure requirements, and further specify aggregation and disaggregation of information in our Notes to the Consolidated Financial Statements. IFRS 18 will become effective on January 1, 2027.

The main purpose of IFRS 18 is to increase transparency and comparability of financial performance between reporting entities. When the new standard becomes effective, the structure of SAP’s Consolidated Income Statements, as well as the definition of operating profit, will change to comply with the new requirements.

SAP has performed preliminary evaluations of its financial reporting under IFRS 18. However, mainly due to outstanding decisions and clarifications by international and national standard-setting bodies (such as the IASB’s pending decision regarding the treatment of foreign currency fluctuations arising from intercompany loans), the overall impact of IFRS 18 on operating profit cannot yet be determined. With the introduction of IFRS 18, comparison periods will be restated to conform with the new standard.

Further, changes in IFRS 18 will affect the presentation of our Consolidated Statements of Cash Flows, as defined by IAS 7. We do not expect these required changes to have a material impact on our Net cash flows from operating activities.

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

Cloud revenue represents fees earned from providing customers with any of the following:

Software as a service (SaaS), that is, a right to use software functionality (including standard functionalities, AI use cases, and custom cloud applications and extensions) in a cloud-based infrastructure hosted by SAP or third parties subcontracted by SAP, where the customer does not have the right to terminate the hosting contract and take possession of the software to either run it on its own IT infrastructure or to engage a third-party provider unrelated to SAP to host and manage the software; SaaS also includes transaction and agent fees for transactions that customers execute on our cloud-based transaction platforms.

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

Software license revenue represents fees earned from the license of perpetual or time-based software to customers for use on the premises owned or fully controlled by the customer, in other words, where the customer has the right to take possession of the software for installation on the customer’s premises or on hardware of third-party hosting providers unrelated to SAP (on-premise software).

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

New arrangements with existing customers can be either a new contract or the modification of prior contracts with the customer. Our judgment in making this determination considers whether the goods and services under the new arrangement are highly interrelated with the goods and services sold under prior contracts, how the goods and services under the new arrangement are priced, and whether there is a connection between the new arrangement and the pre-existing contracts. In determining whether a change in transaction price represents a contract modification or a change in variable consideration, we examine whether the change in price results from changing the contract or from applying unchanged existing contract provisions.

Identification of Performance Obligations

Our customer contracts often include various products and services. Typically, the products and services outlined in the Classes of Revenue section qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately. For distinct goods and services that are sold to customers in commercial bundles, SAP generally concludes that no significant integration or interrelation between the distinct goods and services exists, and therefore considers each individual good or service included in the commercial bundle to be distinct goods and services. Judgment is required, however, in determining whether a good or service is considered a separate performance obligation. For our professional services and implementation activities, judgment is required to evaluate whether such services significantly integrate, customize, or modify the on-premise software or cloud service to which they relate. In this context, we consider the nature of the services and their volume relative to the volume of the on-premise software or cloud service to which they relate. In general, the implementation services for our cloud services go beyond pure setup activities and qualify as separate performance obligations. Similarly, our on-premise implementation services and our custom development services typically qualify as separate performance obligations. Non-distinct goods and services are combined into one distinct bundle of goods and services (combined performance obligation).

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

In scenarios where SAP:

-   sells indirectly to end customers via partners

-   sells third-party products to end customers

-   provides services to end customers with the support of suppliers, or

-   connects buyers and suppliers on cloud-based platforms,

SAP determines the respective nature of the performance obligation and whether SAP is providing the specified good or service itself or arranging for the good or service to be provided by the third party. SAP identifies whether it (or the partner) is acting as principal or agent in line with this performance obligation assessment. SAP exercises judgment in making this assessment, which is based on the question of whether the intermediary controls the specified good or service before it is transferred to the customer. In exercising this judgment, SAP relies in the majority of cases on bundling multiple goods or services into the specified good or service, on its legal responsibility toward the customer in providing the specified good or service, and on its pricing discretion for the same.

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

The recognition constraint is applied to on-premise software transactions that include usage-based or sales-based contingent fees. In contrast, our typical cloud services do not provide the customer with a software license because the customer does not have the right to terminate the hosting contract and take possession of the software. Consequently, variable cloud fees are considered in the transaction price based on estimates, rather than being accounted for as usage-based or sales-based license royalties. If SAP pays consideration to a customer in exchange for a distinct good or service-for example, when SAP acquires goods or services from a supplier, and such purchase is linked to a customer contract-the fair value of the purchase transaction must be estimated to conclude whether, and to what extent, the transaction price of the linked customer contract should be reduced or partially reduced.

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

The SSP for SAP’s cloud offerings considers overall pricing objectives, taking market conditions and other factors into account. We estimate the SSP using a specific pricing range that encompasses the majority of our transactions. In that context, we use judgment in determining the upper and lower end of the range. Such judgment considers price points achieved in the market as well as strategic pricing decisions.

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

As SAP’s go-to-market strategies evolve further, SAP continuously monitors its commercial models and pricing practices, which could result in changes to our SSPs in the future.

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

◾      Represent software developed for specific needs of individual customers and therefore do not have any alternative use for us.

◾      Provide us with an enforceable right to payment for performance completed to date.

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

Service revenue is typically recognized over time. Where we stand ready to provide the service (such as access to learning content), we recognize revenue based on time elapsed and thus ratably over the service period. Non-stand-ready services (such as separately identifiable consulting services and premium support services) are recognized over time as the services are utilized, typically following the percentage-of-completion method. We apply judgment in determining whether a service qualifies as a stand-ready service or as a non-stand-ready service.

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

All of the judgments and estimates mentioned above can significantly impact the timing of revenue to be recognized.

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

Total Revenue by Region

€ millions	2025	2024	2023
Germany	5,828	5,359	4,921
Rest of EMEA	11,197	10,216	9,083
EMEA	17,025	15,575	14,004
United States	11,537	11,056	10,204
Rest of Americas	2,962	2,752	2,558
Americas	14,499	13,808	12,762
Japan	1,569	1,388	1,243
Rest of APJ	3,707	3,404	3,199
APJ	5,276	4,793	4,441
 SAP Group	36,800	34,176	31,207

Major Revenue Classes by Region

	Cloud Revenue			Cloud and Software Revenue
€ millions	2025	2024	2023	2025	2024	2023
EMEA	8,876	6,892	5,241	15,013	13,534	12,028
Americas	9,075	7,872	6,642	12,744	11,987	10,959
APJ	3,072	2,377	1,781	4,781	4,308	3,937
 SAP Group	21,023	17,141	13,664	32,538	29,830	26,924

Remaining Performance Obligations

Amounts of a customer contract’s transaction price that are allocated to the remaining performance obligations represent contracted revenue that has not yet been recognized. They include amounts recognized as contract liabilities and amounts that are contracted but not yet due.

Contractual periods that are subject to a customer termination for convenience right without a significant early-termination fee, or that are subject to a termination right under applicable law, are excluded from our remaining performance obligations. This is because we determine that enforceable rights and obligations do not exist for the periods subject to termination.

The transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as at December 31, 2025, was €90.5 billion (December 31, 2024: €78.4 billion). The transaction price thereof allocated to cloud performance obligations that were unsatisfied or partially unsatisfied (total cloud backlog) as at December 31, 2025, was €77.3 billion (December 31, 2024: €63.3 billion). The remaining amount mostly comprises obligations to provide software support services. The vast majority of software support contracts are contracts in the renewal phase that typically have a one-year contract term, while cloud subscription contracts typically are multiple-year contracts. The portion of remaining performance obligations related to services consists of non-cancelable revenue from contracts for projects with a predefined output and from premium engagements. Overall, approximately 39% of the total remaining performance obligations is expected to be recognized over the next 12 months following December 31, 2025.

The transaction price allocated to remaining performance obligations varies between reporting periods, primarily due to the recognition of revenue for performance obligations outstanding at the end of the reporting period and the addition of new contracts within SAP’s cloud, maintenance, and services business. Other contributing factors include contract modifications, upsells, renewals, currency exchange rate fluctuations, and pricing adjustments.

The revenue recognized in fiscal year 2025 for contract renewals, new contracts, and contract modifications is presented on a gross basis in the following reconciliation of outstanding performance obligations. This means that it is included as a positive entry under “Add renewals, new contracts and modifications” and as a negative entry under “Less revenue recognized in 2025.”

Reconciliation of Remaining Performance Obligations

€ billions	2025
/ 12/31/2024	78.4
Add renewals, new contracts, and modifications:
- Cloud	35.0
- Maintenance	9.9
- Services	3.1
- Others[1]	-0.2
Less revenue recognized in 2025:
- Cloud	-21.0
- Maintenance	-10.5
- Services	-4.3

Acquisitions and divestments[2]	0.2

/ 12/31/2025	90.5

1 Others mainly comprises currency fluctuations for our services and maintenance contracts and changes to the remaining performance obligations for our software contracts.

2 The 2025 acquisitions and divestments figure refers to the acquisition of SmartRecruiters.

From December 31, 2023 to December 31, 2024, the remaining performance obligations increased from € 58.7 billion to €78.4 billion. The increase was mainly driven by renewals, new contracts and contract modifications of €36.2 billion for Cloud, €10.8 billion for maintenance and €5.1 billion for Services and others respectively. At the same time, revenue recognition of €17.1 billion for Cloud, €11.3 billion for Maintenance and €4.3 billion for Services reduced the remaining performance obligations per December 31, 2023 during 2024. An additional contribution factor was the acquisition of WalkMe in 2024, which contributed with an RPO increase of €0.4 billion.

Performance Obligations Satisfied in Previous Years

Revenue recognized in the reporting period for performance obligations satisfied in earlier periods was €77 million (December 31, 2024: €75 million), mainly resulting from changes in estimates of variable considerations and changes in estimates related to percentage-of-completion-based contracts.

Contract Balances

The following table presents the activities impacting contract liabilities balances during the year ended December 31, 2025:

Contract Liabilities

€ billions	2025
/ 1/1/2025	6.1
Increases resulting from billing and invoices becoming due	16.7
Decreases resulting from satisfaction of performance obligations	-15.6
Other[1]	-0.5
/ 12/31/2025	6.7

1 Other includes, for example, the impact of foreign currency translation and business combinations.

The amount of revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the reporting period was €5.3 billion (December 31, 2024: €4.7 billion).

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

Trade and Other Receivables

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Trade receivables, net	5,790	0	5,790	6,231	0	6,231
Other receivables	885	218	1,103	543	209	752
/ Total	6,675	218	6,893	6,774	209	6,983

Contract assets are included in Other receivables in our Statement of Financial Position.Contract assets as at December 31, 2025, were €803 million (December 31, 2024: €441 million).

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

Our sales commission payments for customer contract renewals are typically not commensurate with the commissions paid for new contracts. Thus, the commissions paid for renewable new contracts also relate to expected renewals of these contracts. Consequently, we amortize sales commissions paid for new customer contracts on a straight-line basis over the expected contract life including probable contract renewals. Judgment is required in estimating these contract lives. In exercising this judgment, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life or if there are potential indicators of impairment. The amortization periods range from 18 months to seven years depending on the type of offering. Commensurate payments are amortized over the contract term to which they relate.

Amortization of the capitalized costs of obtaining customer contracts is classified mainly as sales and marketing expense. We expense the incremental costs of obtaining a customer contract as incurred if we expect an amortization period of one year or less.

y Costs to Fulfill Customer Contracts

Capitalized costs incurred to fulfill customer contracts mainly consist of directly related costs for set-up and implementation of cloud products and custom cloud development contracts as far as these costs are not in scope of other accounting standards than IFRS 15. These costs are amortized after completion of the setup and implementation or the development, respectively, on a straight-line basis over the expected life of the cloud subscription contract including expected renewals. For the life of the contract, we consider our expectation about future contract renewals which we evaluate periodically to confirm that the resulting amortization period properly reflects the expected contract life. The amortization periods range from five to seven years depending on the type of offering. In addition, the capitalized costs include third-party license fees related to end-customer contracts, which are amortized over the term of the third-party license contract. Judgment is required in evaluating whether costs are directly related to customer contracts and in estimating contract lives.

Amortization of capitalized costs to fulfill customer contracts is included in the cost of cloud.

Capitalized Cost from Contracts with Customers

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Capitalized cost of obtaining customer contracts	1,130	3,348	4,478	1,086	3,221	4,307
Capitalized cost to fulfill customer contracts	282	334	616	264	272	536
Capitalized contract cost	1,412	3,682	5,094	1,350	3,492	4,843
/ Other non-financial assets	3,212	4,419	7,631	2,682	3,990	6,672
Capitalized contract cost as % of / Other non-financial assets	44	83	67	50	88	73

Amortization Expense

€ millions	2025	2024
Capitalized cost of obtaining customer contracts	1,108	1,107
Capitalized cost to fulfill customer contracts	511	418

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

(B.1) Number of Employees

The following table provides an overview of number of employees, broken down by function and by the regions EMEA (Europe, Middle East, and Africa), Americas (North America and Latin America), and APJ (Asia Pacific Japan).

Number of Employees by Region and Function

	12/31/2025				12/31/2024				12/31/2023
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,665	4,511	5,381	14,557	4,543	4,339	4,764	13,646	4,389	4,266	4,426	13,080
Services	8,331	4,546	5,813	18,691	8,485	4,719	5,566	18,770	8,178	5,013	5,481	18,672
Research and development	18,589	5,845	13,531	37,965	18,819	5,677	13,094	37,590	18,086	5,884	12,474	36,444
Sales and marketing	12,031	9,829	4,963	26,823	12,042	9,801	5,139	26,983	12,086	10,300	5,342	27,728
General and administration	4,057	1,924	1,356	7,337	3,836	1,836	1,300	6,971	3,619	1,777	1,307	6,704
Infrastructure	3,164	1,104	1,008	5,277	3,076	1,164	921	5,161	2,834	1,274	867	4,975
SAP Group (December 31)	50,837	27,760	32,053	110,650	50,801	27,536	30,784	109,121	49,191	28,515	29,897	107,602
thereof acquisitions	288	74	13	375	413	414	86	912	421	138	0	558
SAP Group (months' end average)	49,685	27,823	31,703	109,211	49,764	27,394	29,997	107,155	48,222	28,239	29,582	106,043

Most of the employees participating in the Company’s voluntary leave programs left SAP in 2024 and throughout the first half of 2025. For more information about the transformation program and its impact on employee headcount, see Note (B.6).

(B.2) Employee Benefits Expenses

€ millions	2025	2024	2023
Salaries	12,066	12,244	12,128
Social security expenses	1,981	2,003	1,919
Share-based payment expenses	1,695	2,385	2,220
Pension expenses	495	435	438
Employee-related restructuring expenses	3	3,143	222
Termination benefits outside of restructuring plans	238	68	64
Employee benefits expenses	16,478	20,278	16,992

Termination benefits outside of restructuring plans increased in 2025 compared to 2024, mainly due to €191 million in expenses recognized under the workforce optimization program announced at the end of July 2025. Salaries decreased mainly due to lower bonus expenses in 2025.

(B.3) Share-Based Payments

y Accounting for Share-Based Payments

Classification in the Consolidated Income Statements

Share-based payments cover equity-settled and cash-settled awards issued to our employees. The respective expenses are recognized as employee benefits and classified in our Consolidated Income Statements according to the activities that the receiving employees perform. Share-based payment expenses are offset by the effective portion from the hedging of cash-settled share-based payments. Accelerated share - based payment expenses triggered by SAP’s 2024 restructuring program are classified as restructuring expenses in our Consolidated Income Statements and included in the restructuring provisions in our Statement of Financial Position.

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

Regarding future payout under our cash-settled plans, the SAP share price is the most relevant factor. With respect to our LTI 2024 and LTI 2020, we believe that future payout will be significantly impacted not only by our share price but also by the relative TSR performance against the NASDAQ-100 companies. Future payouts under our LTI 2024 and LTI 2020 will also be dependent on meeting non-market-based performance conditions based on SAP’s long-term strategy. The latter, however, is not incorporated into our fair value calculation but leads to adjustments of the quantity of awards granted. Changes in these factors could significantly affect the estimated fair values as calculated by the valuation model, and the future payout.

Under the OWN SAP share purchase plan, we grant our employees discounts on share purchases. As those discounts are not dependent on future services to be provided by our employees, the discount is recognized as an expense when the discounts are granted.

Presentation in the Consolidated Statements of Cash Flows

We present the payments of our cash-settled share-based payment plans and our equity-settled share-based payment plans that are fulfilled by share purchases at the market (see Own SAP Plan in section a) of this Note (B.3)) separately in our Consolidated Statements of Cash Flows under Cash flows from operating activities. As a result, the changes in Other assets and in Other liabilities presented in the reconciliation of operating cash flow do not consider share-based payment-related assets or liabilities. Cash flows from share - based payments are offset by payments from the hedging of cash - settled share - based payments. Payments of cash-settled share-based payments triggered by SAP’s 2024 restructuring program are included in the restructuring payments.

The operating expense line items in our income statement include the following share-based payment expenses:

Share-Based Payment Expenses by Functional Area

€ millions	2025	2024	2023
Cost of cloud	107	138	94
Cost of software licenses and support	30	42	38
Cost of services	244	360	375
Research and development	600	751	703
Sales and marketing	579	876	834
General and administration	135	217	175
Share-based payment expenses	1,695	2,385	2,220
thereof equity-settled share-based payments	1,331	1,591	1,414
thereof cash-settled share-based payments	364	794	806

Additionally, in 2024 SAP recognized €309 million in accelerated share-based payment expenses triggered by SAP’s 2024 transformation program. These share-based payment expenses are classified as restructuring expenses in our Consolidated Income Statements. For more information about SAP’s restructuring program, see Note (B.6).

For more information about SAP’s newly implemented hedge program in 2025 related to its cash-settled share-based compensation payments, see Note (F.1).

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

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant: Operating profit (non-IFRS at constant currencies) and Cloud revenue (at constant currencies). Depending on the weighted average performance, the number of PSUs vesting ranges between 0% and 200% of the number initially granted. Performance against the KPI target was 107.2% in 2025 (2024: 134.5)%.

We intend to settle the share units classified as equity-settled by reissuing treasury shares upon vesting. For more information, see Note (E.2).

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Grant Date in 2025

Move
€, unless otherwise stated	(2025 tranche)
Weighted average fair value as at grant date	237.67
Information how fair value was measured at grant date
Valuation model used	Other[1]
Weighted average share price	241.49
Weighted average expected dividend yield (in %)	0.98
Weighted average initial life at grant date (in years)	1.6

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

Changes in Outstanding Awards

Move
Thousands, unless otherwise stated	(2023-2025 tranches)
12/31/2023	16,830
Granted[2]	6,944
Adjustment based on KPI target achievement	151
Exercised	-10,193
Forfeited	-392
Change in settlement[2]	-1,149
12/31/2024	12,192
Granted[2]	4,934
Adjustment based on KPI target achievement	-16
Exercised	-8,433
Forfeited	-269
Change in settlement[2]	-671
12/31/2025	7,737

2 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program. Share units with switched classification are considered in the number of granted share units.

The weighted average share price for awards exercised in 2025 was €234.93 (2024: €197.14). The weighted average remaining life of awards outstanding as at December 31, 2025, was 0.9 years (December 31, 2024: 0.9 years).

Own SAP Plan (Own)

Under the share purchase plan Own, employees have the opportunity to purchase, on a monthly basis, SAP shares without any required holding period. The investment per each eligible employee is limited to a percentage of the respective employee’s monthly base salary. SAP matches the employee investment by 40% and adds a subsidy of €20 per month for non-executives. To recognize the employees’ contribution to SAP’s success in 2024, SAP’s contribution was temporarily increased from 40% to 100% from October to December 2024. This plan is not open to members of the Executive Board.

Numbers of Shares Purchased

Millions	2025	2024	2023
Own	3.8	4.9	6.5

As a result of Own, we have commitments to grant SAP shares to employees. We have fulfilled and intend to continue to meet these commitments through an agent who administers the equity-settled programs and purchases shares on the open market. The fair value at grant date is determined based on the average share price of €242.71 (2024: €196.90).

Recognized Expense

€ millions	2025	2024	2023
Move (2023–2025 tranches)	1,059	1,240	1,175
Own	257	343	239

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

The number of PSUs that will vest under the different tranches is mainly contingent upon achievement of two equally weighted KPIs in the year of grant. For more information, see section a) Equity-Settled Share-Based Payments in this Note (B.3).

The share units classified as cash-settled are paid out in cash upon vesting.

SAP Long-Term Incentive Program 2020 and SAP Long-Term Incentive Program 2024 (LTI 2020 and LTI 2024)

The LTI 2024 and LTI 2020 are long-term, multiyear performance-based elements of our Executive Board compensation that are granted in annual tranches. The LTI 2024 and LTI 2020 reflect SAP’s long-term strategy and thus set uniform incentives to achieve key targets from the long-term strategic plans. The LTI 2024 and LTI 2020 also serve to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honored. In addition, the LTI 2024 includes ESG targets to reward the Executive Board members for their achievements in advancing SAP’s long-term sustainability goals, while the LTI 2020 includes a component to ensure long-term retention of our Executive Board members.

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

The number of Financial PSUs initially awarded is multiplied by a performance factor. The performance factor consists of individual performance indicators relating to non-IFRS KPIs at constant currencies, derived from SAP’s long-term strategy, which for the LTI 2024 are operating profit and total revenue (which replaced cloud revenue and software licenses and support & services revenue for the 2025 tranche). For the LTI 2020, the non-IFRS KPIs are cloud revenue, total revenue, and operating profit. The performance period throughout which the target achievement for these three KPIs is measured starts at the beginning of the financial year in which the Financial PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

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

The number of ESG PSUs initially awarded is multiplied by a performance factor. The performance factor consists of two individual performance indicators relating to the two non - financial KPIs, derived from SAP’s long-term strategy, which are Climate performance: Net Zero 2030, and People sustainability: Business Health Culture Index (BHCI) (which replaced the Diversity: Women in Executive Roles KPI for the 2025 tranche). The performance period throughout which the target achievement for these two KPIs is measured starts at the beginning of the financial year in which the ESG PSUs are awarded and concludes upon the end of the second year following the year in which the share units were awarded. A numerical target value equaling 100% target achievement is set for each KPI. This constitutes, in each case, a cumulative value for the three years of the performance period.

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

The valuation was based on the following parameters and assumptions:

Fair Value and Parameters Used at Year End 2025

	LTI 2024	LTI 2020	Move
	(2024-2025	(2022–2023	(2022–2025
€, unless otherwise stated	tranches)	tranches)	tranches)
Weighted average fair value as at 12/31/2025	209.27	213.21	206.49
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Monte Carlo	Other[3]
Share price	208.35	208.35	208.35
Expected volatility (in %)	24 to 25	19 to 28	NA
Expected dividend yield (in %)	NA	NA	1.15
Weighted average remaining life of awards outstanding as at 12/31/2025 (in years)	2.6	0.6	0.8

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

Fair Value and Parameters Used at Year End 2024

	LTI 2024	LTI 2020	Move
	(2024	(2021-2023	(2021-2024
€, unless otherwise stated	tranche)	tranches)	tranches)
Weighted average fair value as at 12/31/2024	248.23	222.26	234.51
Information how fair value was measured at measurement date
Valuation model used	Monte Carlo	Monte Carlo	Other[3]
Share price	236.30	236.30	236.30
Expected volatility (in %)	23	20 to 22	NA
Expected dividend yield (in %)	NA	NA	0.91
Weighted average remaining life of awards outstanding as at 12/31/2024 (in years)	3.2	1.0	0.8

3 For these awards, the fair value is calculated by subtracting expected future dividends, if any, until maturity of the respective award from the prevailing share price as at the measurement date.

For the LTI 2020 valuation, the expected volatility of the NASDAQ-100 companies of 36% (2024: 31% ), and the expected correlation of SAP and the NASDAQ-100 companies of 9% (2024: 16% to 21%) are based on historical TSR data for SAP and the NASDAQ-100 companies. For the LTI 2024 valuation, the expected volatility of the NASDAQ-100 companies of 32% (2024: 34%), and the expected correlation of SAP and the NASDAQ-100 companies of 12% to 18% (2024: 25%), are based on historical TSR data for SAP and the NASDAQ-100 companies. The NASDAQ-100 Total Return Index on December 31, 2025, was US$30,711.49 (2024: US$25,376.22).

The SAP dividend yield is based on expected future dividends.

Changes in Outstanding Awards

	LTI 2024	LTI 2020	Move
	(2024-2025	(2021–2023	(2021–2025
Thousands, unless otherwise stated	tranches)	tranches)	tranches)
12/31/2023	NA	605	6,672
Granted[4]	126	0	823
Adjustment based upon KPI target achievement	0	41	15
Exercised	0	-72	-6,333
Forfeited	-37	-74	-126
Change in settlement[4]	NA	NA	1,149
12/31/2024	89	501	2,200
Granted[4]	60	0	587
Adjustment based upon KPI target achievement	0	27	20
Exercised	0	-217	-2,334
Forfeited	0	0	-81
Change in settlement[4]	NA	NA	671
12/31/2025	149	311	1,063

Total carrying amount (in € millions) of liabilities as at
12/31/2024	7	98	343
12/31/2025	15	63	149

Total intrinsic value of vested awards (in € millions) as at
12/31/2024	2	57	0
12/31/2025	2	45	0

Weighted average share price (in €) for awards exercised in
2024	NA	172.16	181.68
2025	NA	212.81	255.17

Total expense (in € millions) recognized in
2023	NA	36	764
2024	7	51	729
2025	8	11	344

4 We have changed the classification of some share units granted under the Move plan with the initial intention to settle in shares from equity-settled to cash-settled because a cash outflow became probable, in particular due to the restructuring program.

Share-Based Payment Balances

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Share-based payment liabilities	162	74	235	303	151	453
/ Other non-financial liabilities	4,849	524	5,373	5,537	749	6,286
Share-based payment liabilities as % of / Other non-financial liabilities	3	14	4	5	20	7

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

Total Expense of Pension Plans

€ millions	2025	2024	2023
Defined contribution plans	396	396	381
Defined benefit pension plans	99	39	57
Pension expenses	495	435	438

Defined Benefit Plans

Present Value of the Defined Benefit Obligations (DBO) and the Fair Value of the Plan Assets

					Other Foreign Post-
	Domestic Plans		Foreign Plans		Employment Plans		Total
€ millions	2025	2024	2025	2024	2025	2024	2025	2024
Present value of the DBO	1,229	1,204	796	752	333	285	2,358	2,241
Fair value of the plan assets	1,238	1,209	781	707	162	124	2,181	2,040
Net defined benefit liability (asset)[1]	0	0	59	61	171	161	230	222
thereof: Net defined benefit asset	0	0	-19	-18	0	-1	-19	-19
Net defined benefit liability	0	0	78	79	171	162	249	241

Net defined benefit asset as % of / Non-current other financial assets	0	0	0	0	0	0	0	0
Net defined benefit liability as % of / Non-current provisions	0	0	14	16	31	33	45	49

¹ after the effects of the asset ceiling

Of the present value of the DBO of our domestic plans, €1,179 million (2024: €1,150 million) relates to plans that provide for lump-sum payments not based on final salary; of the present value of the DBO of our foreign plans, €638 million (2024: €597 million) relates to plans that provide for annuity payments not based on final salary.

The following significant weighted average assumptions were used for the actuarial valuation of our domestic and foreign pension liabilities as well as other post-employment benefit obligations as at the respective measurement date:

Significant Actuarial Assumptions

	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans
Percent	2025	2024	2023	2025	2024	2023	2025	2024	2023
Discount rate	3.9	3.4	3.5	1.9	1.5	2.0	5.7	5.3	5.3

The sensitivity analysis table below shows how the present value of all defined benefit obligations would have been influenced by reasonably possible changes to significant actuarial assumptions. The sensitivity analysis considers change in discount rate assumptions, holding all other actuarial assumptions constant.

Sensitivity Analysis

	Domestic Plans			Foreign Plans			Other Foreign Post-Employment Plans			Total
€ millions	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Present value of all defined benefit obligations if:
Discount rate was 50 basis points higher	1,184	1,156	1,015	753	710	649	313	271	247	2,250	2,137	1,911
Discount rate was 50 basis points lower	1,278	1,256	1,108	843	798	727	338	292	266	2,459	2,346	2,101

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

Plan Asset Allocation

	2025		2024
	Quoted in an	Not Quoted in an	Quoted in an	Not Quoted in an
€ millions	Active Market	Active Market	Active Market	Active Market
Total plan assets	781	1,400	701	1,338
thereof: Asset category
Equity investments	285	0	220	0
Corporate bonds	199	0	240	0
Insurance policies	11	1,400	10	1,337

Our expected contribution in 2026 to our domestic and foreign defined benefit pension plans is immaterial. The weighted duration of our defined benefit plans amounted to nine years as at December 31, 2025, and 10 years as at December 31, 2024.

Total future benefit payments from our defined benefit plans as at December 31, 2025, are expected to be €3,059 million (2024: €2,803 million). Of this amount, 72% (2024: 73%) have maturities of over five years, and 57% (2024: 58%) relate to domestic plans.

(B.5) Other Employee-Related Obligations

y Accounting Policy

As far as the obligation for long-term employee benefits is secured by pledged reinsurance coverage, it is offset with the relating plan asset.

Other Employee-Related Liabilities

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Other employee-related liabilities	3,753	450	4,204	4,208	598	4,806
/ Other non-financial liabilities	4,849	524	5,373	5,537	749	6,286
Other employee-related liabilities as % of / Other non-financial liabilities	77	86	78	76	80	76

Other employee-related liabilities mainly relate to obligations from bonuses and sales commissions, outstanding vacation, time credits accumulated in the working time account, employee-related social security expenses and deferred compensation liabilities. The decrease is mainly attributable to lower obligations for bonuses and for share-based payments.

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

Restructuring Expenses

€ millions	2025	2024	2023
Employee-related restructuring expenses	-3	-3,143	-222
Onerous contract-related restructuring expenses and restructuring-related impairment losses	0	-2	8
 Restructuring expenses	-3	-3,144	-215

The increase in restructuring costs presented in 2024 mainly relate to SAP’s Company-wide restructuring program that was announced in January 2024. SAP increased its focus on key strategic growth areas, particularly business AI. The 2024 restructuring program was set up to ensure that SAP’s skillset and resources continue to meet future business needs, and affected around 10,000 positions, a majority of which have been covered by voluntary leave programs and internal re-skilling measures. The execution of the program concluded as planned at the beginning of 2025, with most of the affected employees having left the Company in 2024 and throughout the first half of 2025.

Most of the expenses related to the restructuring program were recognized in 2024. Overall expenses associated with the program were approximately €3.2 billion and mainly included employee-related benefits such as severance payments and accelerated share-based payment expenses related to the restructuring program. Restructuring payouts totaled €2.5 billion for the full year 2024 and €0.8 billion in 2025.

Termination benefits related to SAP’s 2025 workforce optimization program were not presented as restructuring expenses (for more information, see Note (B.2)).

If not presented separately in our income statement, restructuring expenses would have been classified in the different expense items in our income statement as follows:

Restructuring Expenses by Functional Area

€ millions	2025	2024	2023
Cost of cloud	1	-95	7
Cost of software licenses and support	5	-85	-8
Cost of services	8	-566	-31
Research and development	17	-1,197	-42
Sales and marketing	-19	-1,043	-121
General and administration	-16	-158	-19
 Restructuring expenses	-3	-3,144	-215

Section C — Financial Results

This section provides insight into the financial results of SAP’s reportable segments and of SAP overall as far as not already covered by previous sections. This includes, but is not limited to, segment results, income taxes, and earnings per share.

(C.1) Results of Segments

General Information

In the first half of 2025, the Services Sales function was moved from the Board area Customer Success into the Board area Customer Success & Delivery, combining the sales and delivery function for services. SAP therefore revised its segment structure in the first quarter of 2025.

At year end 2025, SAP had two operating segments: the Applications, Technology & Support (ATS) segment and the Core Services segment:

-	The ATS segment represents SAP’s cohesive product portfolio, which is holistically steered and commercialized. The segment primarily generates revenue from cloud subscriptions and support offerings, and incurs costs for operating our cloud solutions and customer support. The revenue and cost for services arise from SAP’s training business, which is highly integrated with SAP’s product portfolio.
-	The Core Services segment supports SAP’s product portfolio by enabling customers to accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

y Segment Reporting Policies

Our management reporting system produces reports that present information about our business activities in a variety of ways – for example, by line of business, geography, and areas of responsibility of individual Board members. Based on these reports, the Executive Board, which is responsible for assessing the performance of our Company and for making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities.

The segment structure is derived from the organizational structure, with parts of the organization engaging in diverse activities that incur expenses across different cost classifications. For example, various teams within the organizational structure of the Core Services segment incur costs for activities that generate cloud and software support revenue. However, for the segment structure, they are allocated within the Core Services segment.

Our management reporting system produces a variety of reports that differ due to the currency exchange rates used in the accounting for foreign-currency transactions and operations, where both actual and constant currency numbers are reported to and used by our CODM. Reports based on actual currencies use the same currency rates that are used in our financial statements, whereas reports based on constant-currency use the average exchange rates from the previous year’s corresponding period. Therefore, the 2025 constant currency amounts are only comparable to 2024 actual currency amounts; similarly, the 2024 constant currency amounts are only comparable to 2023 actual currency amounts.

We use an operating profit indicator to measure the performance of our operating segments. The accounting policies applied in the measurement of operating segment expenses and profit differ as follows from the IFRS accounting principles used to determine the operating profit measure in our income statements:

The segment expense measures exclude the following:

-	Acquisition-related charges such as amortization expense and impairment charges for intangibles acquired in business combinations, including goodwill impairment charges, and certain standalone acquisitions of intellectual property (including purchased in-process research and development) as well as settlements of pre-existing business relationships in connection with a business combination, and acquisition-related third-party expenses
-	Restructuring expenses
-	Regulatory compliance matter expenses
-	Expenses related to the litigation with Teradata

SAP headquarters functions that are managed exclusively on corporate level, such as finance, accounting, legal and compliance, human resources, global strategy and business operations, and corporate marketing, are not included in the results of our reportable segments.

Information about our assets and liabilities by segment and cashflow by segment is not regularly provided to our CODM.

Results of Segments

Applications, Technology & Support

	2025		2024		2023
€ millions	Actual	Constant	Actual	Constant	Actual
(non-IFRS)	Currency	Currency	Currency	Currency	Currency
Cloud	21,023	21,661	17,141	17,212	13,664
Software licenses	990	1,020	1,399	1,400	1,764
Software support	10,525	10,754	11,290	11,343	11,496
Software licenses and support	11,515	11,774	12,689	12,743	13,260
Cloud and software	32,538	33,435	29,829	29,955	26,924
Services	309	316	418	415	435
Total segment revenue	32,847	33,751	30,248	30,370	27,359
Cost of cloud	-5,084	-5,276	-4,446	-4,460	-3,692
Cost of software licenses and support	-1,109	-1,143	-1,169	-1,174	-1,259
Cost of cloud and software	-6,193	-6,419	-5,615	-5,634	-4,951
Cost of services	-349	-357	-385	-380	-405
Total cost of revenue	-6,542	-6,775	-6,000	-6,014	-5,356
Segment gross profit	26,305	26,976	24,248	24,356	22,003
Other segment expenses	-12,959	-13,328	-12,995	-13,027	-12,493
Segment profit (loss)	13,345	13,647	11,253	11,329	9,510

The expenses for depreciation and amortization decreased 6% (4% at constant currencies), from 732 million in 2024 to €689 million in 2025.

Core Services

	2025		2024		2023
€ millions	Actual	Constant	Actual	Constant	Actual
(non-IFRS)	Currency	Currency	Currency	Currency	Currency
Services	3,953	4,053	3,927	3,940	3,848
Total segment revenue	3,953	4,053	3,927	3,940	3,848
Cost of cloud	-120	-124	-108	-109	-131
Cost of software licenses and support	-39	-40	-49	-49	-49
Cost of cloud and software	-159	-164	-158	-159	-180
Cost of services	-2,773	-2,843	-2,850	-2,864	-2,814
Total cost of revenue	-2,932	-3,007	-3,008	-3,023	-2,995
Segment gross profit	1,021	1,046	920	918	853
Other segment expenses	-590	-605	-637	-638	-604
Segment profit (loss)	432	440	283	280	249

The expenses for depreciation and amortization decreased 2% (1% at constant currencies), from €105 million in 2024 to €103 million in 2025.

Segment Revenue by Region

The amounts for revenue by region in the following tables are based on the location of customers.

Applications, Technology & Support

	2025		2024		2023
	Actual	Constant	Actual	Constant	Actual
€ millions	Currency	Currency	Currency	Currency	Currency
Germany	5,081	5,084	4,635	4,635	4,176
Rest of EMEA	10,103	10,178	9,119	9,054	8,089
EMEA	15,185	15,263	13,754	13,689	12,266
United States	10,127	10,556	9,621	9,620	8,823
Rest of Americas	2,701	2,867	2,481	2,539	2,260
Americas	12,828	13,423	12,102	12,160	11,082
Japan	1,414	1,459	1,250	1,337	1,079
Rest of APJ	3,421	3,606	3,141	3,184	2,932
APJ	4,834	5,066	4,392	4,521	4,011
Segment revenue	32,847	33,751	30,248	30,370	27,359

Core Services

	2025		2024		2023
	Actual	Constant	Actual	Constant	Actual
€ millions	Currency	Currency	Currency	Currency	Currency
Germany	747	745	732	735	742
Rest of EMEA	1,093	1,101	1,077	1,070	995
EMEA	1,840	1,845	1,809	1,805	1,737
United States	1,410	1,468	1,424	1,425	1,387
Rest of Americas	261	278	278	279	295
Americas	1,671	1,745	1,701	1,704	1,682
Japan	155	160	147	158	163
Rest of APJ	286	302	270	273	265
APJ	442	462	417	431	428
Segment revenue	3,953	4,053	3,927	3,940	3,848

(C.2) Reconciliation of Segment Measures to the Consolidated Income Statements

	2025		2024		2023
	Actual	Constant	Actual	Constant	Actual
€ millions	Currency	Currency	Currency	Currency	Currency
Total revenue for ATS segment	32,847	33,751	30,248	30,370	27,359
Total revenue for Core Services segment	3,953	4,053	3,927	3,940	3,848
Total segment revenue	36,800	37,804	34,175	34,310	31,207
Adjustment for currency impact	0	-1,004	0	-135	0
 Total revenue	36,800	36,800	34,175	34,175	31,207
Total profit for ATS segment	13,345	13,647	11,253	11,329	9,510
Total profit for Core Services segment	432	440	283	280	249
Total segment profit	13,777	14,088	11,536	11,609	9,759
Adjustment for currency impact	0	-242	0	-78	0
Other expenses	-3,358	-3,427	-3,383	-3,378	-3,245
Adjustment for
Acquisition-related charges	-411	-411	-356	-356	-345
 Restructuring	-3	-3	-3,144	-3,144	-215
Regulatory compliance matter expenses	0	0	11	11	-155
Teradata litigation expenses	-387	-387	0	0	0
 Operating profit	9,617	9,617	4,665	4,665	5,799
 Other non-operating income/expense, net	118	118	-298	-298	-3
Financial income, net	-230	-230	-63	-63	-311
Adjustment for gains and losses from equity securities, net	764	764	461	461	-145
 Profit before tax	10,270	10,270	4,764	4,764	5,341

(C.3) Other Non-Operating Income/Expense, Net

€ millions	2025	2024	2023
Foreign currency exchange gain/loss, net	141	-246	46
Miscellaneous income/expense, net	-23	-52	-48
 Other non-operating income/expense, net	118	-298	-3

The movement in Other non-operating income/expense is mainly driven by changes in foreign exchange rates.

For more information about net gains or losses on financial instruments by IFRS 9 measurement category, see Note (F.2).

(C.4) Financial Income, Net

€ millions	2025	2024	2023
Finance income	1,911	1,429	857
thereof gains from disposals and fair value adjustments of equity securities	1,389	778	381
thereof interest income	428	631	486
thereof miscellaneous income	93	20	-10
Finance costs	-1,377	-1,031	-1,313
thereof losses from disposals and fair value adjustments of equity securities	-625	-316	-525
thereof interest expense	-492	-545	-639
thereof fee expense	-96	-97	-97
thereof miscellaneous expense	-163	-73	-51
 Financial income, net	534	398	-456

Financial income, net, increased €136 million in 2025, in comparison to 2024, mainly due to higher net gains from the fair valuation of our equity investments (€302 million), which is partially offset by a decrease in net interest by €150 million, mainly from lower interest income on investments.

For more information about net gains or losses on financial instruments by IFRS 9 measurement category, see Note (F.2).

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

Major Components of Tax Expense

€ millions	2025	2024	2023
Current tax expense
Tax expense for current year	2,711	1,881	1,935
Taxes for prior years	287	53	17
Total current tax expense	2,998	1,934	1,952
Deferred tax expense/income
Origination and reversal of temporary differences	-208	-258	-222
Unused tax losses, research and development tax credits, and foreign tax credits	154	-62	11
Total deferred tax income	-54	-320	-211
 Total income tax expense	2,944	1,614	1,741

Total deferred tax income includes an expense of €58 million (2024: expense of €4 million; 2023: expense of €8 million) related to changes in tax laws and tax rates, mainly due to the gradual reduction of the corporate tax rate in Germany from 15% to 10% for the 2028 to 2032 assessment period. To determine the applicable tax rates, the timing of the reversal of temporary differences was projected consistent with the expected manner of recovery or settlement of the underlying assets and liabilities.

The following table reconciles the expected income tax expense, computed by applying our combined German tax rate of 26.8% (2024: 26.7%; 2023: 26.5%), to the actual income tax expense. Our 2025 combined German tax rate includes a corporate income tax rate of 15.0% (2024: 15.0%; 2023: 15.0%), plus a solidarity surcharge of 5.5% (2024: 5.5%; 2023: 5.5%) thereon, and trade taxes of 11.0% (2024: 10.8%; 2023: 10.7%).

Relationship Between Tax Expense and Profit Before Tax

€ millions, unless otherwise stated	2025	2024	2023
 Profit before tax from continuing operations	10,270	4,764	5,341
Tax expense at applicable tax rate of 26.8% (2024: 26.7%; 2023: 26.5%)	2,750	1,270	1,418
Tax effect of:
Foreign tax rates	-242	-220	-210
Non-deductible expenses	309	325	241
Tax-exempt income	-244	-208	-77
Withholding taxes	282	465	297
Research and development and foreign tax credits	-96	-91	-89
Prior-year taxes	72	-70	-8
Assessment of deferred tax assets, research and development tax credits, and foreign tax credits	53	100	138
Other	60	43	31
 Total income tax expense	2,944	1,614	1,741
Effective tax rate (in %)	28.7	33.9	32.6

Components of Recognized Deferred Tax Assets and Liabilities

€ millions	2025	2024
Deferred tax assets
Intangible assets	1,081	1,128
Property, plant, and equipment	35	39
Leases	369	374
Other financial assets	52	69
Trade and other receivables	136	79
Other non-financial assets	72	48
Pension provisions	200	215
Share-based compensation	172	320
Contract liabilities	1,017	928
Trade and other payables	127	148
Financial liabilities	118	138
Other non-financial liabilities	785	844
Provisions	61	107
Net operating loss carryforwards	172	338
Research and development and foreign tax credits	85	80
Total deferred tax assets (gross)	4,482	4,855
Netting	-2,319	-2,181
/ Total deferred tax assets (net)	2,163	2,674
Deferred tax liabilities
Intangible assets	517	655
Property, plant, and equipment	65	80
Leases	326	336
Other financial assets	330	346
Trade and other receivables	92	79
Other non-financial assets	790	739
Pension provisions	23	28
Share-based compensation	2	5
Contract liabilities	26	21
Trade and other payables	73	44
Financial liabilities	128	157
Other non-financial liabilities	12	12
Provisions	7	5
Total deferred tax liabilities (gross)	2,391	2,507
Netting	-2,319	-2,181
/ Total deferred tax liabilities (net)	72	326

Movement of Deferred Tax Assets and Liabilities

€ millions	2025	2024	2023
Total deferred tax assets (net) at the beginning of the period	2,348	1,930	1,854
Change in items of the Consolidated Income Statements	54	320	211
Change in items of the Consolidated Statements of Comprehensive Income	-1	-2	34
Change in items of the Consolidated Statements of Changes in Equity	-80	155	53
Change in consolidated companies	-14	-122	-128
Other changes (includes mainly currency translation differences)	-216	67	-94
Total deferred tax assets (net) at the end of the period	2,091	2,348	1,930

Items Not Resulting in a Deferred Tax Asset

€ millions	2025	2024	2023
Unused tax losses
Not expiring	628	291	151
Expiring in the following year	6	4	28
Expiring after the following year	287	392	216
Total unused tax losses	921	687	395
Deductible temporary differences	340	375	325
Unused research and development and foreign tax credits
Not expiring	31	41	59
Expiring after the following year	4	8	5
Total unused tax credits	35	49	64

Of the unused tax losses, €133 million (2024: €146 million; 2023: €181 million) relate to U.S. state tax loss carryforwards.

In 2025, SAP Group entities that suffered a tax loss in either the current or the preceding period recognized deferred tax assets amounting to €144 million (2024: €494 million; 2023: €90 million) in excess of deferred tax liabilities. The tax losses resulted mainly from one-time restructuring expenses in 2024, which had no negative impact on profitability or deferred tax asset recoverability.

In connection with investments in subsidiaries, there were temporary taxable differences of approximately €1.4 billion (2024: €1.8 billion) for which no deferred taxes have been recognized because SAP can control the timing of the reversal and it is not probable that the temporary differences will reverse in the foreseeable future.1

Global Minimum Tax

SAP falls within the scope of the global minimum taxation rules published by the Organization for Economic Co-operation and Development (OECD) and of the German Minimum Tax Law (Mindeststeuergesetz). As a result, its income tax expense increased by a single-digit million euro sum in 2025 and 2024. SAP has applied the temporary mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to the global minimum tax.

Income Tax-Related Litigation

We are subject to ongoing tax audits by domestic and foreign tax authorities. In respect of income taxes, we are currently involved in various proceedings with foreign tax authorities mainly regarding the deductibility of intercompany royalty payments, intercompany services, and other payments. In all cases, we expect that a favorable outcome can only be achieved through litigation. For all of these matters, we have not recorded a provision as we believe that the tax authorities’ claims have no merit and that no adjustment is warranted. If, contrary to our view, the tax authorities were to prevail in their arguments before the court, we would expect to have an additional expense of approximately €1,187 million (2024: €1,250 million) in total (including related interest expenses and penalties of €773 million (2024: €726 million)).

1 For a more transparent presentation in line with IAS 12, the prior-period comparative amount has been adjusted from undistributed profits to temporary taxable differences.

(C.6) Earnings per Share

€ millions, unless otherwise stated	2025	2024	2023
Profit attributable to equity holders of SAP SE	7,161	3,124	3,634
Profit attributable to equity holders of SAP SE1	7,161	3,124	6,139
Issued ordinary shares[2]	1,229	1,229	1,229
Effect of treasury shares[2]	-63	-62	-61
Weighted average shares outstanding, basic[2]	1,166	1,166	1,167
Dilutive effect of share-based payments[2]	9	13	12
Weighted average shares outstanding, diluted[2]	1,175	1,180	1,180
Earnings per share, basic, attributable to equity holders of SAP SE (in €) from continuing operations	6.14	2.68	3.11
Earnings per share, basic, attributable to equity holders of SAP SE (in €)[1]	6.14	2.68	5.26
Earnings per share, diluted, attributable to equity holders of SAP SE (in €) from continuing operations	6.10	2.65	3.08
Earnings per share, diluted, attributable to equity holders of SAP SE (in €)[1]	6.10	2.65	5.20

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

2025 Acquisitions

SmartRecruiters Acquisition

On August 1, 2025, SAP announced its intention to acquire 100% of SmartRecruiters, Inc. (“SmartRecruiters”), a leading provider of talent acquisition software. The transaction closed on September 11, 2025, following satisfaction of customary closing conditions and regulatory approvals.

The acquisition is expected to help SAP strengthen its suite of HR offerings. SmartRecruiters’ products are designed to improve employee hiring decision-making and reduce time to hire. Embedded analytics and AI-powered recommendations from SAP and SmartRecruiters provide valuable insights into talent pools, prevent hiring bottlenecks, and improve workforce planning.

€ millions
Cash paid	711
Share-based payment awards	39
Other incurred liabilities	3
Total consideration transferred	753

The consideration transferred amounted to US$878 million (€753 million) and the majority was paid in cash. The amount recognized for share-based payment awards represents both the vested and the earned portion of unvested equity-settled share-based payment awards previously held by SmartRecruiters employees as of the acquisition date. The earned portion of unvested equity-settled share-based payment awards was exchanged by SAP upon acquiring SmartRecruiters for deferred fixed-cash compensation.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of SmartRecruiters, as at the acquisition date:

€ millions
Intangible assets	206
Cash and cash equivalents	50
Other identifiable assets	51
Total identifiable assets	307
Other identifiable liabilities	77
Total identifiable liabilities	77
Total identifiable net assets	230
Goodwill	523
Total consideration transferred	753

The initial accounting for the SmartRecruiters business combination is incomplete because we are still obtaining the information necessary to identify and measure items such as the tax-related assets and liabilities of SmartRecruiters. Accordingly, the amounts recognized in our Consolidated Financial Statements for these items are regarded as provisional as at December 31, 2025.

The goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces. SmartRecruiters goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

-	SmartRecruiters’ Talent Acquisition (TA) suite enhances SAP’s ability to offer a more complete TA solution to customers, combining specialized capabilities with an integrated suite to support long-term success in recruiting and human capital management (HCM).
-	The SmartRecruiters talent acquisition platform will continue to be offered standalone and will replace an existing module within the SAP SuccessFactors HCM suite, integrating to the SAP SuccessFactors Employee Central solution, the SAP SuccessFactors Onboarding solution, and others.
-	The business combination facilitates new cross-selling opportunities to existing SAP customers across all regions, using SAP’s sales organization.

The operating results and the assets and liabilities are reflected in our Consolidated Financial Statements starting September 11, 2025.

The allocation of the goodwill resulting from the SmartRecruiters acquisition to our operating segments depends on how our operating segments actually benefit from the synergies of the SmartRecruiters business combination. For more information, see Note (D.2).

Impact of Business Combinations on Our Consolidated Financial Statements

The amounts of revenue and profit or loss of the SmartRecruiters business acquired in 2025 since the acquisition date are included in the 2025 Consolidated Income Statements as follows:

	2025	Contribution of
€ millions	as Reported	SmartRecruiters
 Revenue	36,800	26
 Profit after tax	7,326	-21

Had SmartRecruiters been consolidated as at January 1, 2025, our estimated pro forma revenue for the reporting period would have been €36,861 million and our estimated pro forma profit after tax would have been €7,322 million.

These pro forma numbers have been prepared for comparative purposes only. The pro forma revenue and profit numbers are not necessarily indicative of the results of operations that would have actually occurred had the acquisition been in effect at the beginning of the respective periods or of future results.

2024 Acquisitions

WalkMe Acquisition

On June 5, 2024, SAP announced its intent to acquire 100% of the shares of WalkMe Ltd. (“WalkMe”), a leader in Digital Adoption Platforms (DAP). The transaction closed on September 12, 2024, following satisfaction of regulatory and other approvals. WalkMe’s shares were delisted on September 12, 2024, after meeting all relevant criteria.

The acquisition is expected to help SAP expand its business transformation portfolio. WalkMe solutions are designed to help companies navigate ongoing technological change by providing users with advanced guidance and automation capabilities.

€ millions
Cash paid	1,257
Replacement share-based payment awards	41
Call option exercise liability	31
Total consideration transferred	1,329

The consideration transferred amounted to US$1.4 billion (€1.3 billion) and the majority was paid in cash. SAP hedged this cash amount with respect to foreign currency risks. The amount recognized for the replacement of share-based payment awards represents the earned portion of unvested WalkMe equity-settled share-based payment awards previously held by WalkMe employees, which SAP exchanged for either deferred fixed-cash compensation or equity-settled share-based payment awards of SAP (both collectively referred to as replacement awards) upon acquiring the company.

The following table summarizes the values of identifiable assets acquired and liabilities assumed in connection with the acquisition of WalkMe, as at the acquisition date:

WalkMe Acquisition: Recognized Assets and Liabilities

€ millions
Intangible assets	502
Cash and cash equivalents	202
Other identifiable assets	276
Total identifiable assets	980
Other identifiable liabilities	416
Total identifiable liabilities	416
Total identifiable net assets	564
Goodwill	765
Total consideration transferred	1,329

In the third quarter of 2025, measurement of tax-related assets and liabilities for the WalkMe business combination accounting was completed and resulted in a €111 million adjustment to the Other identifiable assets/liabilities opening balance and Goodwill.

In general, the goodwill arising from our acquisitions consists largely of the synergies and the know-how and skills of the acquired businesses’ workforces.

WalkMe goodwill was attributed to expected synergies from the acquisition, particularly in the following areas:

-	Evolution of SAP’s strategy to improve adoption, through a WalkMe solution that empowers companies to enhance the utilization of their SaaS systems, increase employee and end-user productivity, and reduce training and support costs
-	Cross-selling of WalkMe products to existing SAP customers across all regions, enabling seamless workflow execution across business software applications
-	Improved user experience and user productivity by coupling WalkMe’s AI capabilities with SAP’s copilot Joule, driving adoption of existing SAP solutions
-	Creation of new business process intelligence offerings by combining WalkMe products and SAP products
-	Improved profitability in WalkMe sales and operations

The operating results and the assets and liabilities are reflected in our Consolidated Financial Statements starting September 12, 2024.

Impact of Business Combinations on Our Consolidated Financial Statements

The amounts of revenue and profit or loss of the WalkMe business acquired in 2024 since the acquisition date were included in our Consolidated Income Statements for 2024 as follows:

	2024
€ millions	as Reported	Contribution of WalkMe
 Revenue	34,176	61
 Profit after tax	3,150	-47

Had WalkMe been consolidated as at January 1, 2024, our estimated pro forma revenue for the reporting period would have been €34,328 million and our estimated pro forma profit after tax would have been €3,050 million.

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

In the fourth quarter of 2024, measurement of tax-related assets and liabilities for the LeanIX business combination accounting was completed and resulted in an €8 million adjustment to the Other identifiable assets/liabilities opening balance and Goodwill.

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

Impact of the Business Combination on Our Consolidated Financial Statements

The amounts of revenue and profit or loss of the LeanIX business acquired in 2023 since the acquisition date were included in our Consolidated Income Statements for 2023 as follows:

	2023	Contribution of
€ millions	as Reported	LeanIX
 Revenue	31,207	10
 Profit after tax	5,964	-8

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

Additional financial information relating to Qualtrics is presented in the following tables (revenues and expenses are presented after consolidation of transactions between Qualtrics and SAP’s continuing operations):

€ millions, unless otherwise stated	2023	2022
Consolidated Income Statements
Cloud revenue	621	1,129
Total revenue	745	1,351
Cost of cloud	-88	-265
Total cost of revenue	-196	-499
Total operating expenses (including total cost of revenue)	-1,155	-2,771
Disposal gain before tax	3,562	0
Operating profit	3,152	-1,420
Profit (loss) before tax	3,162	-1,423
Income tax expense[1]	-799	64
Profit (loss) after tax	2,363	-1,359
Attributable to owners of parent	2,505	-993

Earnings per share, basic (IFRS, in €)[2]	2.15	-0.85
Earnings per share, diluted (IFRS, in €)[2]	2.12	-0.85

Consolidated Statements of Cash Flow
Net operating cash flow	113	-33
Net investing cash flow	5,523	-23
Net financing cash flow	20	-268

1 For 2023, €799 million relates to the gain on sale of discontinued operations.

2 For 2023 and 2022, the weighted average number of shares was 1,167 million (diluted: 1,180 million) and 1,170 million (diluted: 1,175 million), respectively (treasury stock excluded).

Total operating expenses includes share-based payment expenses related to Qualtrics’ equity-settled plan of €403 million in 2023 (€1,182 million in 2022).

(D.2)   Goodwill

y Goodwill and Intangible Asset Impairment Testing

The annual goodwill impairment test is performed at the operating segment level, since there are no lower levels in SAP at which goodwill is monitored for internal management purposes.

In general, the test is performed at the same time (at the beginning of the fourth quarter) for each annual reporting period for all operating segments.

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

The outcome of goodwill impairment tests may also depend on the allocation of goodwill to our operating segments. This allocation involves judgment as it is based on our estimates as to which operating segments are expected to benefit from the synergies of business combinations.

Changes in our segment structure result in the reallocation of goodwill with the reallocated goodwill being calculated based on relative values (if a direct allocation is not possible).

Goodwill

€ millions
Historical cost
1/1/2024	29,184
Foreign currency exchange differences	1,420
Additions from business combinations	765
12/31/2024	31,369
Foreign currency exchange differences	-2,777
Additions from business combinations	523
12/31/2025	29,115

Accumulated amortization
1/1/2024	103
Foreign currency exchange differences	2
12/31/2024	105
Foreign currency exchange differences	-4
12/31/2025	101

Carrying amount
12/31/2024	31,264
12/31/2025	29,014

In the first half of 2025, the Company changed its segment structure. Effective January 1, 2025, the Company has two operating segments (compared to one segment at the end of 2024) and monitors its goodwill at this new level. For more information about our segments and the changes in 2025, see Note (C.1).

Our assessment in 2025, taking into account external factors such as changes in the business environment and markets and internal factors such as the change in our segment structure and reorganizations which had no adverse effect, led us to conclude that no triggering events occurred since our annual goodwill impairment test in 2024. Throughout 2025, we have—through a qualitative and quantitative analysis—been continuously monitoring whether triggering events exist. We did not identify any aspects that qualify as a triggering event that would cause the carrying amount of either operating segment to exceed the recoverable amount.

For impairment testing purposes, the carrying amount of goodwill is allocated to the operating segments expected to benefit from goodwill as follows:

Goodwill by Operating Segment

	Applications,
€ millions	Technology & Support[1]	Core Services	Total
12/31/2024	31,264	NA	31,264
12/31/2025	28,846	168	29,014

1 The ATS goodwill opening balance was adjusted by €111 million in 2025. For more information, see Note (D.1).

Based on the expected synergies, the goodwill added through the acquisition of SmartRecruiters (€523 million) was provisionally allocated to the Applications, Technology & Support segment on December 31, 2025, as the initial accounting for the SmartRecruiters business combination is still incomplete (for more information, see Note (D.1). The goodwill impairment test for the Applications, Technology & Support segment on October 1, 2025, resulted in a headroom that is significantly higher than the portion of the goodwill that, at the end of December 2025, was allocated to the segment. Thus, there is no impairment risk resulting from the allocation of the SmartRecruiters goodwill.

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

Key Assumptions and Detailed Planning Period

	Applications,
Percent, unless otherwise stated	Technology & Support		Core Services
	12/31/2025	12/31/2024	12/31/2025	12/31/2024
Budgeted revenue growth (average of the budgeted period)	13.0	NA	3.5	NA
After-tax discount rate	11.7	NA	10.2	NA
Terminal growth rate	3.0	NA	3.0	NA
Detailed planning period (in years)	5	NA	5	NA

On October 1, 2025, we performed a goodwill impairment test for our operating segments:

Applications, Technology & Support Segment

The recoverable amount was determined based on a fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 36.3% was used in the valuation).

We believe that no reasonably possible change in any of the above key assumptions would cause the carrying amount of our Applications, Technology & Support segment to exceed the recoverable amount.

Core Services Segment

The recoverable amount was determined based on a fair value less costs of disposal calculation. The fair value measurement was categorized as a Level 3 fair value based on the inputs used in the valuation. The cash flow projections were based on actual operating results and specific estimates covering a detailed planning period and the terminal growth rate thereafter. The projected results were determined based on management’s estimates and are consistent with the assumptions a market participant would make (a target operating margin of 11.3% was used in the valuation).

The recoverable amount exceeded the carrying amount by €4,693 million.

We believe that no reasonably possible change in terminal growth rate and discount rate would cause the carrying amount of our Core Services segment to exceed the recoverable amount.

The following table shows the amounts by which the key assumptions would need to change individually (that is, without changing the other key assumptions) for the recoverable amount to be equal to the carrying amount. For budgeted revenue growth sensitivity, the cost structure was not adjusted, hence leading to a modified terminal operating margin.

Sensitivity to Change in Assumptions

Core Services
12/31/2025
Budgeted revenue growth (change in pp)	-2.1
Target operating margin at the end of the budgeted period (change in pp)	-10.0

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

Intangible Assets

			Customer
	Software and	Acquired	Relationships and
€ millions	Database Licenses	Technology	Other Intangibles	Total
Historical cost
1/1/2024	1,073	1,819	4,892	7,784
Foreign currency exchange differences	2	103	247	352
Additions from business combinations	0	187	315	502
Other additions	20	3	66	89
Retirements/disposals	-84	-326	-174	-584
Transfers	25	0	-25	0
12/31/2024	1,036	1,786	5,321	8,143
Foreign currency exchange differences	-3	-198	-468	-669
Additions from business combinations	0	64	142	206
Other additions	30	0	49	79
Retirements/disposals	-31	0	-3	-34
Transfers	56	0	-56	0
12/31/2025	1,088	1,652	4,985	7,725

Accumulated amortization
1/1/2024	594	1,584	3,101	5,279
Foreign currency exchange differences	2	89	151	242
Additions amortization	139	89	253	481
Retirements/disposals	-68	-326	-171	-565
12/31/2024	667	1,436	3,334	5,437
Foreign currency exchange differences	-2	-174	-309	-485
Additions amortization	114	106	300	520
Retirements/disposals	-27	-1	-1	-29
12/31/2025	752	1,367	3,324	5,443

Carrying amount
12/31/2024	369	350	1,987	2,706
12/31/2025	336	285	1,661	2,282

Significant Intangible Assets

			Remaining
	Carrying Amount		Useful Life
€ millions, unless otherwise stated	2025	2024	(in years)
Concur – Customer relationships	396	540	5	to	9
LeanIX - Customer relationships	290	333			11
WalkMe - Customer relationships	226	246			13
Total significant intangible assets	912	1,119

(D.4)   Property, Plant, and Equipment

y Depreciation of Property, Plant and Equipment

Property, plant, and equipment are typically depreciated using the straight-line method. Judgment is required in estimating the useful life of the assets. In this assessment we consider, among others, our history with similar assets and current and future changes in technology.

Useful Lives of Property, Plant, and Equipment

Buildings	Predominantly 25 to 50 years
Leased assets and leasehold improvements	Based on the term of the lease contract
Information technology equipment	2 to 6 years
Office furniture	4 to 20 years
Automobiles	4 to 5 years

Property, Plant, and Equipment

				Other Property,	Advance
			Other Property,	Plant, and	Payments and
		Land and	Plant, and	Equipment	Construction
€ millions	Land and Buildings	Buildings Leased	Equipment	Leased	in Progress	Total
12/31/2024	1,501	1,391	1,379	66	156	4,493
12/31/2025	1,497	1,370	1,328	107	195	4,497

Additions
12/31/2024	87	321	549	90	91	1,138
12/31/2025	89	301	480	120	141	1,130

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

Leases in the Balance Sheet

€ millions	12/31/2025	12/31/2024
Right-of-use assets
Right-of-use assets – land and buildings	1,370	1,391
Right-of-use assets – other property, plant, and equipment	107	66
Total right-of-use assets	1,477	1,457
/ Property, plant, and equipment	4,497	4,493
Right-of-use assets as % of / Property, plant, and equipment	33	32

Lease liabilities
Current lease liabilities	254	295
/ Current financial liabilities	2,050	4,277
Current lease liabilities as % of / Current financial liabilities	12	7

Non-current lease liabilities	1,430	1,420
/ Non-current financial liabilities	6,021	7,169
Non-current lease liabilities as % of / Non-current financial liabilities	24	20

Leases in the Income Statement

€ millions	2025	2024
Lease expenses within operating profit
Depreciation of right-of-use assets	275	280

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

Equity Investments

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Equity securities	0	6,574	6,574	0	6,401	6,401
Investments in associates	0	142	142	0	144	144
Equity investments	0	6,716	6,716	0	6,545	6,545
Other financial assets	1,552	7,269	8,821	1,629	7,141	8,770
Equity investments as % of Other financial assets	0	92	76	0	92	75

Investments in Associates

SAP has interests in a number of individually immaterial associates. We own more than 20% of the equity interests or have at least 20% of the voting rights in these entities. Based on these facts and the nature of the relationships, SAP has determined that it has significant influence.

The following table shows, in aggregate, the carrying amount and share of profit of these associates.

€ millions	2025	2024
Carrying amount of interest in associates	142	144
Share of profit and losses from continuing operations	2	10

The vast majority of the carrying amount of interest in associates relates to SAP Fioneer GmbH.

For a list of the names of other equity investments, see Note (G.9).

Financial Commitments in Venture Capital Funds

€ millions	2025	2024
Committed investments in venture capital funds	222	267

SAP invests and holds interests in unrelated parties that manage investments in venture capital. On December 31, 2025, total commitments to make such investments amounted to €961 million (2024: €1,100 million), of which €739 million had been drawn (2024: €833 million). By investing in such venture capital funds, we are exposed to the risks inherent in the business areas in which the entities operate. Our maximum exposure to loss is the amount invested plus contractually committed future capital contributions.

Maturities

31/12/2025
Investments in Venture
€ millions	Capital Funds
Due 2026	222
Total	222

(D.7) Non-Current Assets by Region

The table below shows non-current assets excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Non-Current Assets by Region

€ millions	2025	2024
Germany	7,591	7,351
Rest of EMEA	6,719	6,864
EMEA	14,309	14,215
United States	24,293	26,845
Rest of Americas	646	511
Americas	24,939	27,356
India	430	405
Rest of APJ	919	981
APJ	1,349	1,385
SAP Group	40,597	42,956

The decrease in the United States is primarily due to foreign currency exchange differences for goodwill, which is partially offset by the acquisition of SmartRecruiters. For more information, see Note (D.1) and Note (D.2).

For a breakdown of our employee headcount by region, see Note (B.1), and for a breakdown of revenue by region, see Note (A.1).

(D.8) Purchase Obligations

€ millions	2025	2024
Contractual obligations for acquisition of property, plant, and equipment and intangible assets	344	270
Other purchase obligations	8,300	9,322
Purchase obligations	8,644	9,592

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

Maturities

12/31/2025
€ millions	Purchase Obligations
Due 2026	2,574
Due 2027 to 2030	5,928
Due thereafter	142
Total	8,644

(D.9)Income-Related Government Grants

y Recognition of Income-Related Government Grants

We recognize income-related government grants as a reduction of the related expense in the period in which the expense is incurred.

At the end of 2023, we received a grant from the German government to fund research and development expenditures related to cloud infrastructure. The grant will provide reimbursements of up to €245 million for qualifying expenditures through 2027. The original grant of €329 million was adjusted to reflect a reduced funding requirement compared to the initial forecast. As at December 31, 2025, the total amount recognized for reimbursement since the inception of the project was €59 million.

Section E — Capital Structure, Financing, and Liquidity

This section describes how SAP manages its capital structure. Our capital management is based on a high equity ratio, modest financial leverage, a well-balanced maturity profile, and high debt capacity.

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

SAP’s prime principle of financial risk management is to safeguard liquidity at a level to be able to meet all our financial obligations. To support this goal, SAP’s principal use of cash is focused on:

-	Capital expenditure
-	Quick repayment of financial debt
-	Acquisitions and venture activities
-	Payment of dividends
-	Share buybacks to return excess cash to shareholders

SAP SE’s long-term credit rating is “A1” by Moody’s (stable outlook) and “A+” by S&P Global Ratings (stable outlook).

	12/31/2025		12/31/2024
		% of		% of
		Total equity and		Total equity and
	€ millions	liabilities	€ millions	liabilities	∆ in %
/ Equity	45,073	64	45,806	62	-2
/ Current liabilities	17,416	25	19,082	26	-9
/ Non-current liabilities	7,873	11	9,349	13	-16
/ Liabilities	25,288	36	28,431	38	-11
Thereof financial debt	6,150	9	9,385	13	-34
Thereof lease liabilities	1,684	2	1,715	2	-2
/ Total equity and liabilities	70,362	100	74,237	100	-5

In September 2024, SAP drew a short-term loan of €1.25 billion to finance the acquisition of WalkMe, which was repaid in March 2025. In 2025, we also repaid €600 million in Eurobonds and US$300 million in U.S. bonds at maturity. Further, in December 2025, we repaid a total of €1 billion raised in 2024 via bilateral credit lines and early repaid US$100 million in U.S. private placements. The ratio of total nominal volume of financial debt to total equity and liabilities decreased 4pp.

(E.2) Total Equity

y Accounting for Interests in Subsidiaries

Changes in SAP’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. When SAP loses control over the subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests (NCI) and other components of equity. Any resulting gain or loss is recognized in profit or loss.

Issued Capital

SAP SE has issued no-par value bearer shares with a calculated nominal value of €1 per share. All of the shares issued are fully paid.

Number of Shares

Millions	Issued Capital	Treasury Shares
1/1/2023	1,229	-61
Purchase of treasury shares	0	-8
Reissuance of treasury shares under share-based payments	0	8
12/31/2023	1,229	-61
Purchase of treasury shares	0	-11
Reissuance of treasury shares under share-based payments	0	10
12/31/2024	1,229	-62
Purchase of treasury shares	0	-8
Reissuance of treasury shares under share-based payments	0	9
12/31/2025	1,229	-61

For more information about the share repurchase program executed during the period from 2023 to 2025, see the Treasury Shares section below.

Authorized Shares

The Articles of Incorporation authorize the Executive Board to increase the issued capital as follows:

-	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash until May 12, 2030 (Authorized Capital I). The issuance is subject to the statutory subscription rights of existing shareholders.
-	By up to a total amount of €250 million by issuing new no-par value bearer shares against contributions in cash or in kind until May 12, 2030 (Authorized Capital II). Subject to the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders’ statutory subscription rights in certain cases.

Contingent Shares

SAP SE’s share capital is subject to a contingent capital increase, which will be implemented only insofar as the holders or creditors of convertible bonds or stock options issued or guaranteed by SAP SE or any of its directly or indirectly controlled subsidiaries under certain share-based payments exercise their conversion or subscription rights, and no other methods for servicing these rights are used. As at December 31, 2025, €100 million, representing 100 million shares, was still available for issuance (2024: €100 million).

Share Premium

The share premium is used to recognize the value of equity-settled share-based payments granted to our employees.

For more information about our share-based payments, see Note (B.3).

Retained Earnings

Retained earnings mainly comprise profit after tax and dividend payments as well as transactions with non-controlling interests.

Other Components of Equity

		Cash Flow
	Exchange	Hedges/Cost of
€ millions	Differences	Hedging	Total
1/1/2023	4,015	16	4,031
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	-1,597	-8	-1,605
12/31/2023	2,418	9	2,426
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	2,370	-24	2,347
12/31/2024	4,788	-15	4,773
Other comprehensive income for items that will be reclassified to profit or loss, net of tax	-4,594	26	-4,568
12/31/2025	193	11	204

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

Following the above authorization, in May 2023 we announced a share buyback program with an aggregate volume of up to €5 billion and a term until December 31, 2025, which is designed primarily to service share-based compensation awards. As part of this program, which was completed in 2025, we acquired shares with a volume of €1,916 million (without incidental acquisition costs) in 2025 (2024: €2,108 million). In January 2026, the Executive Board and the Supervisory Board authorized a new share repurchase program with a volume of up to €10 billion, which commenced as scheduled in February 2026 and is expected to be completed by the end of 2027.

Distribution Policy and Dividends

Our general intention is to remain in a position to return liquidity to our shareholders by distributing annual dividends totaling at least 40% of the SAP Group’s non-IFRS profit after tax from continuing operations and by potentially repurchasing treasury shares in future.

In 2025, we distributed €2,743 million (€2.35 per share) in dividends for 2024, compared to €2,565 million (€2.20 per share) paid in 2024 for 2023 and €2,395 million (€2.05 per share) paid in 2023 for 2022.

The total dividend available for distribution to SAP SE shareholders is based on the profits of SAP SE as reported in its statutory financial statements prepared under the accounting rules in the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2025, the Executive Board intends to propose that a dividend of €2.50 per share (that is, an estimated total dividend of €2,919 million), be paid from the profits of SAP SE.

Non-Controlling Interests

In 2025, a profit of €165 million was attributed to non-controlling interests (2024: profit of €26 million).

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

We generally classify financial assets as: at amortized cost (AC), at fair value through other comprehensive income (FVOCI), or at fair value through profit or loss (FVTPL), depending on the contractual cash flows of, and our business model for, holding the respective asset. Financial assets having cash flow characteristics other than solely principal and interest such as money market and similar funds are classified as FVTPL. Generally, other financial assets with cash flows consisting solely of principal and interest are held within a business model whose objective is “hold to collect” and are thus classified as AC. Occasionally, such other financial assets are held within a business model whose objective is “hold to collect and sell” in which case they are classified as FVOCI.

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

Group Liquidity and Net Debt

€ millions	2025	2024	∆
/ Cash and cash equivalents	8,220	9,609	-1,390
Current time deposits and debt securities	1,311	1,471	-160
Group liquidity	9,531	11,080	-1,550
Current financial debt	-1,600	-3,639	2,039
Non-current financial debt	-4,550	-5,746	1,196
Financial debt	-6,150	-9,385	3,235
Net cash (+) / Net debt (–)	3,381	1,695	1,685

While we continuously monitor the ratios presented in the capital structure table, we actively manage our liquidity and structure of our financial indebtedness based on the ratios group liquidity and net debt.

Cash and Cash Equivalents

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Cash at banks	3,910	0	3,910	3,962	0	3,962
Time deposits	1,342	0	1,342	1,659	0	1,659
Money market and other funds	2,871	0	2,871	3,991	0	3,991
Debt securities	100	0	100	0	0	0
Expected credit loss allowance	-3	0	-3	-3	0	-3
/ Cash and cash equivalents	8,220	0	8,220	9,609	0	9,609

Non-Derivative Financial Debt Investments

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Time deposits	1,226	0	1,226	1,425	0	1,425
Debt securities	92	46	138	53	74	128
Financial instruments related to employee benefit plans	0	284	284	0	287	287
Loans and other financial receivables	174	218	392	98	231	329
Expected credit loss allowance	-7	0	-7	-7	0	-7
Non-derivative financial debt investments	1,485	547	2,032	1,569	593	2,161
/ Other financial assets	1,552	7,269	8,821	1,629	7,141	8,770
Non-derivative financial debt investments as % of / Other financial assets	96	8	23	96	8	25

Time deposits with original maturity of three months or less are presented as cash and cash equivalents, and those with original maturities of greater than three months (investments considered in group liquidity) are presented as other financial assets. Debt securities consist of acquired commercial papers and acquired bonds of mainly financial and non-financial corporations and municipalities.

For more information about financial risk and the nature of risk, see Note (F.1).

Financial Debt

	2025					2024
	Nominal Volume		Carrying Amount			Nominal Volume		Carrying Amount
€ millions	Current	Non-Current	Current	Non-Current	Total	Current	Non-Current	Current	Non-Current	Total
Bonds	1,100	4,550	1,100	4,194	5,294	889	5,650	888	5,201	6,090
Private placement transactions	0	0	0	0	0	0	96	0	99	99
Commercial paper	500	0	498	0	498	500	0	498	0	498
Bank loans	0	0	0	0	0	2,250	0	2,250	0	2,250
Financial debt	1,600	4,550	1,598	4,194	5,792	3,639	5,746	3,636	5,301	8,937
/ Financial liabilities			2,050	6,021	8,070			4,277	7,169	11,446
Financial debt as % of / Financial liabilities			78	70	72			85	74	78

Financial liabilities are unsecured, except for the retention of title and similar rights customary in our industry. Effective interest rates on our financial debt (including the effects from interest rate swaps) were 3.23% in 2025, 3.84% in 2024, and 3.49% in 2023.

None of our financial debt is restricted by financial covenants. Our financial debt includes covenants customarily used, such as change of control or regulatory changes that trigger an immediate repayment. Bonds are classified as non-current as at December 31, 2025, as SAP has an existing right to defer settlement for at least 12 months after the reporting period. For more information about the risk associated with our financial liabilities, see Note (F.1). For more information about fair values, see Note (F.2).

Bonds

	2025							2024
					Nominal Volume
					(in respective		Carrying	Carrying
				Effective Interest	currency		Amount	Amount
	Maturity	Issue Price	Coupon Rate	Rate	in millions)		(in € millions)	(in € millions)
Eurobond 9 – 2014	2027	99.284%	1.750% (fix)	1.87%		€1,000	972	947
Eurobond 12 – 2015	2025	99.264%	1.000% (fix)	1.13%		€600	0	600
Eurobond 15 – 2018	2026	99.576%	1.000% (fix)	1.06%		€500	500	500
Eurobond 16 – 2018	2030	98.687%	1.375% (fix)	1.50%		€500	451	442
Eurobond 20 – 2018	2028	98.871%	1.250% (fix)	1.38%		€1,000	947	923
Eurobond 21 – 2018	2031	98.382%	1.625% (fix)	1.78%		€1,250	1,096	1,079
Eurobond 23 – 2020	2026	99.200%	0.125% (fix)	0.26%		€600	600	599
Eurobond 24 – 2020	2029	98.787%	0.375% (fix)	0.51%		€800	728	712
Eurobonds							5,294	5,801
USD bond - 2018	2025	100.000%	4.69% (fix)	4.74%	US$	300	0	289
Bonds							5,294	6,090

All of our Eurobonds are listed for trading on the Luxembourg Stock Exchange.

Private Placements

	2025					2024
				Nominal Volume
				(in respective	Carrying	Carrying
			Effective Interest	currency in	Amount	Amount
	Maturity	Coupon Rate	Rate	millions)	(in € millions)	(in € millions)
U.S. private placements
Tranche 9 – 2012	2027	3.53% (fix)	3.57%	US$	0	99
Private placements					0	99

The U.S. private placement notes were issued by one of our subsidiaries that has the U.S. dollar as its functional currency. In the fourth quarter of 2025, SAP elected to proactively settle the remaining $100 million private placement originally scheduled to mature in 2027.

Commercial Paper Program

The net proceeds from our commercial paper program (Commercial Paper, or CP) are being used for general corporate purposes. As at December 31, 2025, we had €500 million in CP outstanding with maturities generally less than 12 months and the carrying amount amounted to €498 million (December 31, 2024: €498 million). The weighted average interest rate of our CP was 2.38% as at December 31, 2025 (December 31, 2024: 3.03%).

Loans

In 2024 SAP drew short-term loans of €2,250 million for general corporate purposes, including the acquisition of WalkMe, that were flexibly repayable until December 2025. The effective interest rate on the loans was 2.91% in 2025 (2024: 3.56%). The loans contained information covenants and were fully repaid during 2025.

Reconciliation of Liabilities Arising from Financing Activities

The changes in our financial debts are reconciled to the cash flows from borrowings included in the cash flow from financing activities.

			Business	Foreign	Fair Value
€ millions	1/1/2025	Cash Flows	Combinations	Currency	Changes	Other	12/31/2025
Current financial debt	3,639	-3,189	0	-35	0	1,185	1,600
Non-current financial debt	5,746	0	0	-11	0	-1,185	4,550
Financial debt (nominal volume)	9,385	-3,189	0	-46	0	0	6,150
Basis adjustment	-419	0	0	0	82	0	-337
Transaction costs	-29	0	0	0	0	8	-21
Financial debt (carrying amount)	8,937	-3,189	0	-46	82	8	5,792
Accrued interest and payment to banks	230	-151	0	0	0	57	136
Interest rate swaps	408	-171	0	0	95	0	332
Lease[1]	1,715	-299	0	31	0	237	1,684
Total liabilities from financing activities	11,290	-3,810	0	-14	176	301	7,944

1 Other includes new lease liabilities.

			Business	Foreign	Fair Value
€ millions	1/1/2024	Cash Flows	Combinations	Currency	Changes	Other	12/31/2024
Current financial debt	1,143	1,594	0	35	0	868	3,639
Non-current financial debt	6,612	0	0	2	0	-868	5,746
Financial debt (nominal volume)	7,755	1,594	0	37	0	0	9,385
Basis adjustment	-550	0	0	0	131	0	-419
Transaction costs	-35	-3	0	0	0	10	-29
Financial debt (carrying amount)	7,169	1,591	0	37	131	10	8,937
Accrued interest and payment to banks	94	-182	0	0	0	318	230
Interest rate swaps	537	-106	0	0	-23	0	408
Lease[1]	1,621	-310	0	32	0	372	1,715
Total liabilities from financing activities	9,421	993	0	69	108	700	11,290

1 Other includes new lease liabilities.

Certain amounts in this Note have been reclassified to conform to our 2025 presentation of interest paid and interest received in the Consolidated Statements of Cash Flows. See “Updated Accounting Policy for the Presentation of Interest Paid and Interest Received” in Note (IN.1). Comparative period amounts have been adjusted accordingly.

Section F — Management of Financial Risk Factors

Based on our global activities, we are exposed to a variety of financial risks, including market risks (mainly foreign currency exchange rate risk but also interest rate risk and equity price risk), credit risk, and liquidity risk.

Financial risk management is executed on a Group-wide basis through our global treasury, global risk management, and global credit management departments. Formal risk management policies have been established to systematically identify exposures, define appropriate risk limits, and ensure continuous risk monitoring and assessment. These policies, together with our hedging strategies, are codified within internal governance frameworks—including treasury and other internal guidelines—and are subject to ongoing review, evaluation, and enhancement to reflect changes in market conditions and the SAP Group’s evolving business profile.

We use derivative financial instruments exclusively for risk mitigation purposes within the context of prudent financial risk management, and not for speculation, which is defined as entering into derivative positions without corresponding underlying exposures.

This section provides an overview of our exposure to these risk factors and describes the corresponding risk management framework. Additionally, it contains detailed information about our financial instruments.

(F.1) Financial Risk Factors and Risk Management

y Accounting for Derivative Financial Instruments

We use derivatives to hedge foreign currency risk, interest rate risk, and equity price risk exposure resulting from SAP Group’s cash settled share-based compensation (SBC) programs, and designate them as cash flow, net investment, or fair value hedges if they qualify for hedge accounting under IFRS 9, which involves judgment.

Derivatives Not Designated as Hedging Instruments in Hedge Accounting Relationships

Many of our derivative transactions constitute economic hedges that effectively mitigate financial risks but do not qualify for, or are not designated in, hedge accounting relationships under IFRS 9.

To hedge currency risks inherent in foreign-currency denominated and recognized monetary assets and liabilities, we do not designate our derivative financial instruments classified as fair value through profit and loss (FVTPL) in hedge accounting, because the profits and losses from the underlying transactions are recognized in profit or loss in the same periods as the profits or losses from the derivatives, thereby achieving a natural offset.

In addition, we occasionally have contracts that contain foreign currency embedded derivatives that are required to be accounted for separately.

Fair value fluctuations in the spot component or intrinsic value of such derivatives at FVTPL are included in Other non-operating income/expense, net while the forward element or time value is shown in Financial income, net.

Derivatives Designated as Hedging Instruments

a) Cash Flow Hedge

In general, we apply cash flow hedge accounting to the foreign currency risk of highly probable forecasted transactions and to share price volatility risk of highly probable cash flows resulting from our SBC programs.

With regard to foreign currency risk, hedge accounting relates to the spot element and to the intrinsic value of the derivatives designated and qualifying as cash flow hedges. Accordingly, the effective portion of these components determined on a present value basis is recorded in Other comprehensive income. The effective portion of the forward element and time value as well as foreign currency basis spreads excluded from the hedging relationship are recorded as cost of hedging in a separate position in Other comprehensive income. As the amounts are not material, they are presented together with the effective portion of the cash flow hedges in our consolidated statements of comprehensive income and consolidated statements of changes in equity. All other components including counterparty credit risk adjustments of the derivative and the ineffective portion are immediately recognized in Financial income, net in profit or loss. Amounts accumulated in Other comprehensive income are generally reclassified to profit or loss to Other non-operating income/expense, net and Financial income, net in the same period when the hedged item affects profit or loss.

With regard to SBC hedging, we designate derivatives (normally, total return equity swaps) at full fair value. Until designation, derivatives are accounted for as FVTPL, with fair value changes recognized in Financial income, net, if material.

Upon designation, the effective portion of subsequent fair value changes is recognized in Other comprehensive income and subsequently reclassified to Operating expenses within profit or loss in the same line item and periods in which the related share-based compensation expenses are recognized. The ineffective portion of fair value changes continues to be recognized immediately in Financial income, net within profit or loss.

b) Net Investment Hedge

In general, we do not hedge the foreign currency exposure arising from net assets of subsidiaries with a functional currency different from the euro, and consequently do not apply net investment hedge accounting. Notwithstanding this general approach, net investment hedge accounting is selectively applied in specific circumstances. For more information, see the section on translation risk further below in this Note.

The designated component in hedge accounting is the spot price of the derivatives designated and qualifying as net investment hedges. Accordingly, the effective portion of this component determined on a present value basis is recorded in Other comprehensive income. All other not-designated components and ineffective portions are recognized immediately in Financial income, net in profit or loss. Amounts accumulated in Other comprehensive income are reclassified to Other non-operating income/expense, net within profit or loss in the period in which the foreign operation is partially disposed of or sold.

c) Fair Value Hedge

We apply fair value hedge accounting for certain of our fixed-rate financial liabilities and show the fair value fluctuations in Financial income, net.

d) Valuation and Testing of Effectiveness

At inception of a designated hedging relationship, we document our risk management strategy and establish the economic relationship between the hedged item and the hedging instrument.

The existence of an economic relationship is demonstrated, and its prospective effectiveness is tested, as follows:

For foreign currency hedges, the critical terms match method is applied, since currencies, maturities, and the amounts are closely aligned for the forecasted transactions and for the spot element of the forward exchange rate contract or intrinsic value of the currency options, respectively.

The same methodology is applied for SBC hedging, as the underlying variable (SAP share price), maturities, and the number of underlying shares are closely aligned between equity swaps and the hypothetical derivatives representing the SBC cash flows’ sensitivity to share price volatility.

For interest rate swaps, effectiveness is tested prospectively using statistical methods in the form of a regression analysis, by which the validity and extent of the relationship between the change in value of the hedged items as the independent variable and the fair value change of the derivatives as the dependent variable is determined.

The main sources of ineffectiveness are:

-	The effect of the counterparty and our own credit risk on the fair value of the forward exchange contracts, interest rate swaps, and equity swaps, which is not reflected in the respective hedged items;
-	Net cash flows from the dividend/interest component of the equity swaps, which are not part of cash flows from the hedged SBC plans; and
-	Initial fair value of the equity swaps at designation date

Foreign Currency Exchange Rate Risk

Because we conduct business worldwide, our ordinary operations are subject to risks associated with fluctuations in foreign currencies that can impact our financial performance and cash flows.

Translation Risk

Our reporting currency is the euro. Therefore, the consolidation of financial statements of subsidiaries with a functional currency other than the euro exposes us to foreign currency risk from the translation of the net assets of those subsidiaries. In accordance with IFRS, such translation risks are not considered in the following except where we hedge translation risk.

In general, translation risk is not hedged. However, on rare occasions we safeguard the euro countervalue of merger or disposal activities and apply net investment hedge accounting.

In 2025 and 2023, we hedged part of our net investment in subsidiaries which have the U.S. dollar as their functional currency, by entering into forwards. The hedged risk is the weakening of the U.S. dollar against the euro. The forwards are designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the U.S. dollar/euro spot rate.

To assess hedge effectiveness, we have determined the economic relationship between the hedging instrument and the hedged item, by comparing changes in the carrying amount of the forwards that is attributable to a change in the spot rate with changes in the investment in the respective subsidiaries due to movements in the spot rate.

Transaction Risk

We continuously monitor our exposure to currency fluctuation risks based on monetary items and forecasted transactions and pursue a Group-wide strategy to manage foreign currency exchange rate risk, using derivative financial instruments, primarily foreign exchange forward contracts.

Recognized Monetary Assets and Liabilities

Generally, the Group’s entities conduct their operating business in their own functional currencies. However, occasionally the Group’s entities generate foreign currency-denominated receivables, payables, and other monetary items by transacting in a currency other than the respective functional currency. To mitigate the extent of the associated foreign currency exchange rate risk, a significant portion of these transactions is hedged as described above with the primary aim to reduce profit or loss volatility.

In rare circumstances, transacting in a currency other than the functional currency also leads to embedded foreign currency derivatives being separated and measured at FVTPL.

Generally, we are not exposed to any significant foreign currency exchange rate risk with regard to our investing and financing activities, as such activities are normally conducted in the functional currency of the investing or borrowing entity.

Forecasted Transactions

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

With respect to forecasted transactions, up until December 2024 our risk management strategy was to reduce year-over-year profit or loss volatility via a rolling 12-month hedge horizon. Since December 2024, our forecasted exposure hedging strategy is aimed at reducing volatility from foreign currency fluctuations on the forecasted Free Cash Flow (FCF) of a calendar year by preserving foreign exchange rates on which the FCF guidance is based on. Notwithstanding the change in foreign currency exchange rate risk management, our hedged item remains a layer of the forecasted cash flows from royalty payments to IP holders as they correlate to our FCF. Due to the change in our foreign currency exchange rate risk management, we de-designated all existing cash flow hedge relationships and entered into new cash flow hedge relationships in December 2024.

We enter into derivative financial instruments, primarily foreign exchange forward contracts, to hedge such significant forecasted cash flows (royalties) from foreign subsidiaries denominated in foreign currencies with a hedge ratio of 1:1 and a hedge horizon of up to 18 months, which is also the maximum maturity of the foreign exchange derivatives we use.

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

Currency Hedges Designated as Hedging Instruments (Cash Flow Hedges and Net Investment Hedges)

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in Foreign Currency Exchange Rate Hedges

	Forecasted		Forecasted
	License Payments	Net Investment	License Payments	Net Investment
€ millions		2025		2024
Change in value used for calculating hedge ineffectiveness	-32	1	19	0
Cash flow hedge	-32	-1	19	0
Cost of hedging	12	0	3	0
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0	-15	0	-15

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Forecasted License	Net Investment	Forecasted License	Net Investment
	Payments in EUR	in USD	Payments in EUR	in USD
€ millions	2025		2024
Nominal amount	3,941	1,610	3,735	0
Carrying amount
Other financial assets	27	1	12	0
Other financial liabilities	-7	0	-32	0
Change in value recognized in OCI	32	1	-19	0
Hedge ineffectiveness recognized in Finance income, net	-1	0	1	0
Cost of hedging recognized in OCI	-12	0	-3	0
Amount reclassified from cash flow hedge in OCI to Other non-operating income, net	272	0	-78	0
Amount reclassified from cost of hedging in OCI to Finance income, net	-20	0	-17	0

On December 31, we held the following instruments to hedge exposures to changes in foreign currency:

Details on Hedging Instruments in Foreign Currency Exchange Rate Hedges

	Maturity
	2025		2024
	1–6 Months	7–12 Months	1–6 Months	7–12 Months
Forward exchange contracts
Net exposure in € millions	3,721	1,830	2,078	1,657
Average EUR:GBP forward rate	0.88	0.89	0.83	0.84
Average EUR:JPY forward rate	176.02	175.22	158.63	157.46
Average EUR:CHF forward rate	0.93	0.92	0.92	0.91
Average EUR:USD forward rate	1.18	1.19	1.06	1.07

Remaining Foreign Currency Exchange Transaction Risk Exposure

Our risk exposure is based on the following assumptions:

-	The SAP Group’s entities generally operate in their functional currencies. In exceptional cases and limited economic environments, operating transactions are denominated in currencies other than the functional currency, leading to a foreign currency exchange rate risk for the related monetary instruments. Where material, this foreign currency exchange rate risk is hedged. Therefore, fluctuations in foreign currency exchange rates only have an impact on profit and loss with regard to our unhedged non-derivative monetary financial instruments and related income or expenses.
-	Our free-standing derivatives designed for hedging foreign currency exchange rate risks almost completely balance the changes in the fair values of the hedged item attributable to exchange rate movements in the Consolidated Income Statements in the same period. As a consequence, the hedged items and the hedging instruments are not exposed to foreign currency exchange rate risks, and thereby have no effect on profit and loss.

Consequently, we are only exposed to significant foreign currency exchange rate fluctuations with regard to the following:

-	The spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income
-	Foreign currency embedded derivatives affecting other non-operating expense, net
-	Unhedged foreign - currency monetary assets and liabilities affecting other non - operating expense, net

Thus, our foreign currency exposure (and our average/high/low exposure) as at December 31 was as follows:

Foreign Currency Exposure

€ billions	2025	2024
Year-end exposure toward all our major currencies	6.0	5.6
Average exposure	5.6	4.5
Highest exposure	6.8	5.6
Lowest exposure	4.2	3.3

Foreign Currency Exchange Rate Sensitivity

If, on December 31, the foreign currency exchange rates had been higher/lower as described below, this would have had the following effects on other non-operating expense, net and other comprehensive income:

Foreign Currency Sensitivity

	Effects on Other Non-Operating Expense, Net			Effects on Other Comprehensive Income
€ millions	2025	2024	2023	2025	2024	2023
Derivatives held within a designated cash flow hedge relationship
All major currencies –10% against the euro				393	375	238
All major currencies +10% against the euro				-393	-375	-238
thereof: USD –10% against the euro				281	281	131
thereof: USD +10% against the euro				-281	-281	-131
Embedded derivatives
All currencies –10% against the respective functional currency	-94	-56	-63
All currencies +10% against the respective functional currency	97	56	64
thereof: EUR –10% against the respective functional currency	-80	-45	-48
thereof: EUR +10% against the respective functional currency	80	45	48
Unhedged monetary assets and liabilities
All currencies –10% against the respective functional currency	-95	-101	-112
All currencies +10% against the respective functional currency	95	101	112
thereof: USD –10% against the respective functional currency	-45	-39	-46
thereof: USD +10% against the respective functional currency	45	39	46

Interest Rate Risk

We are exposed to interest rate risk as a result of our investing and financing activities mainly denominated in euros and U.S. dollars, since a significant portion of our investments is based on variable rates and/or short maturities (2025: 56%; 2024: 60%), while the majority of our financing transactions are based on fixed rates and long maturities (2025: 100%; 2024: 86%).

The objective of our interest rate risk management is to reduce profit or loss volatility and optimize our net interest result within the framework of an asset-liability matching approach. We achieve this by incorporating interest rate derivatives into our portfolio of investments and debt financing.

Derivatives Designated as Hedging Instruments (Fair Value Hedges)

To align the interest rate risk from our financing transactions with our investments, we enter into receiver interest rate swaps to convert the interest cash flows of certain fixed-rate financial liabilities to floating rates, and by this means secure the fair value of the swapped financing transactions on a 1:1 ratio. When including interest rate swaps, 28% (2024: 40%) of our total interest-bearing financial liabilities outstanding as at December 31, 2025, had fixed interest rates.

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in Interest Rate Hedges

	2025			2024
	Fixed-Rate	Fixed-Rate	Fixed-Rate	Fixed-Rate
€ millions	Borrowing in EUR	Borrowing in USD	Borrowing in EUR	Borrowing in USD
Notional amount	4,550	0	4,550	0
Carrying amount	4,194	0	4,103	0
Accumulated fair value adjustments in Other financial liabilities	337	0	423	-3
Change in fair value used for measuring ineffectiveness for the reporting period	86	0	133	-3
Accumulated amount of fair value hedge adjustments for hedged items ceased to be adjusted for hedging gains/losses	0	0	0	-3

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in Interest Rate Hedges

	2025			2024
	Interest Rate	Interest Rate	Interest Rate	Interest Rate
	Swaps for	Swaps for	Swaps for	Swaps for
€ millions	EUR Borrowing	USD Borrowing	EUR Borrowing	USD Borrowing
Notional amount	4,550	0	4,550	0
Carrying amount
Other financial assets	0	0	0	0
Other financial liabilities	-332	0	-408	0
Change in fair value used for measuring ineffectiveness for the reporting period	-76	0	-127	-1

As at December 31, we held the following instruments to hedge exposures to changes in interest rates:

Details on Hedging Instruments in Interest Rate Hedges

					2025
					Maturity
€ millions	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts	1,000	1,000	800	500	1,250
Average variable interest rate[1]	4.069%	3.503%	2.956%	3.672%	3.924%
USD interest rate swaps
Nominal amounts
Average variable interest rate[1]

					2024
					Maturity
€ millions	2027	2028	2029	2030	2031
EUR interest rate swaps
Nominal amounts	1,000	1,000	800	500	1,250
Average variable interest rate[1]	4.535%	3.827%	3.056%	3.746%	3.912%
USD interest rate swaps
Nominal amounts
Average variable interest rate[1]

1 Computed based on the interest rate curve as at December 31 of the respective reporting period.

Remaining Interest Rate Exposure

Our interest rate exposure (and our average/high/low exposure) as at December 31 was as follows:

Interest Rate Risk Exposure

	2025				2024
€ billions	Year-End	Average	High	Low	Year-End	Average	High	Low
Fair value interest rate risk
From investments	2.87	3.46	4.90	2.87	3.99	3.85	4.29	3.29
Cash flow interest rate risk
From investments (including interest - bearing cash)	0.56	0.75	0.90	0.56	0.72	0.74	0.78	0.72
From financing	0	0.21	1.25	0	1.25	0.42	1.25	0
From interest rate swaps	4.55	4.55	4.55	4.55	4.55	4.63	4.64	4.55

Interest Rate Sensitivity

In compliance with IFRS 7, the following sensitivity analysis is provided to show the potential impact of interest rate fluctuations on profit or loss and equity, based on the following considerations:

-	Non-derivative fixed-rate instruments: Changes in interest rates only affect the accounting for non-derivative fixed-rate financial instruments if they are recognized at fair value. Therefore, such interest rate changes do not change the carrying amounts of our non-derivative fixed-rate financial liabilities, as we account for them at amortized cost. Investments in fixed-rate financial assets classified as fair value through profit or loss were not material at each year end reported. Thus, we do not consider any fixed-rate instruments in the profit-related sensitivity calculation.
-	Non-derivative variable-rate instruments: Income or expenses arising from non-derivative variable interest rate financial instruments are subject to interest rate risk if they are not hedged items in an effective hedge relationship. Thus, we take into consideration interest rate changes relating to our variable-rate financing and our investments in money market instruments in the profit-related sensitivity calculation.

-	Derivative hedging instruments: The designation of interest rate receiver swaps in a fair value hedge relationship leads to interest rate changes affecting Financial income, net. The fair value movements related to the interest rate swaps are not reflected in the sensitivity calculation, as they offset the fixed interest rate payments for the bonds and private placements as hedged items. However, changes in market interest rates affect the amount of interest payments from the interest rate swap. As a consequence, we include those effects of market interest rates on interest payments in the profit-related sensitivity calculation.

If, on December 31, interest rates had been higher/lower, this would have had the following effects on Financial income, net:

Interest Rate Sensitivity

	Effects on Financial Income, Net
€ millions	2025	2024	2023
Derivatives held within a designated fair value hedge relationship
Interest rates +100bps for U.S. dollar area/+100bps for euro area for all years presented	-46	-46	-46
Interest rates –100bps for U.S. dollar area/–100bps for euro area for all years presented	46	46	46
Variable-rate financing
Interest rates +100bps for U.S. dollar area/+100bps for euro area for all years presented	0	-4	0
Interest rates –100bps for U.S. dollar area/–100bps for euro area for all years presented	0	4	0
Variable-rate investments
Interest rates +100bps for U.S. dollar area/+100bps for euro area for all years presented	34	47	32
Interest rates –100bps for U.S. dollar area/–100bps for euro area for all years presented	-34	-47	-32

Equity Price Risk

Equity Price Risk Management

We are exposed to equity price risk with regard to our investments in equity securities, as well as through the cash settled components of our share based compensation (SBC) programs.

Venture Capital Activities

Our listed equity investments are monitored based on the current market value, which is affected by the fluctuations in the volatile stock markets worldwide. Unlisted equity investments are monitored based on detailed financial information provided by the investees. The fair value of our listed equity investments depends on the equity prices, while the fair value of the unlisted equity investments is influenced by various unobservable input factors.

Equity Price Exposure

On December 31, 2025, our exposure from our investments in equity securities was €6,574 million (2024: €6,401 million; 2023: €4,967 million).

Equity Price Sensitivity

Our sensitivity towards a fluctuation in equity prices is as follows:

Equity Price Sensitivity

€ millions	2025	2024	2023
Investments in equity securities
Increase in equity prices and respective unobservable inputs of 8% (2024: 10%) - increase of financial income, net	526	640	1,093
Decrease in equity prices and respective unobservable inputs of 8% (2024: 10%) - decrease of financial income, net	-526	-640	-1,093

For purposes of our equity price sensitivity disclosure, we benchmarked the historical average of public market returns of the NASDAQ and S&P 500 to the average annual venture capital benchmark returns over a 12-year period, which is the assumed average holding period of venture capital funds. Overall, our analysis indicated a blended return range of +/-8% in 2025(+/-10% in 2024, +/-22% in 2023).

Share-Based Compensation Hedging

As a result of the cash-settled components of SAP’s SBC programs, we are exposed to a Group-wide volatility in SAP’s share price, which directly impacts our SBC payment obligations (for more information about SBC payouts, see Note (B.3)). To manage this exposure on a consolidated basis, SAP started using total return equity swaps as hedging instruments in March 2025.

As at December 31, our exposure to the hedged risk represented by the number of cash-settled stock units held by employees was as follows:

Exposure to Cash-Settled RSUs

thousands	2025	2024
Number of Restricted Stock Units (RSUs)	1,049	2,098
Number of Performance Stock Units (PSUs)	49	157
Total gross exposure	1,098	2,255
Number of hedged RSUs	602	0
Total net exposure	496	2,255

SAP hedges a specific layer of cash flows from SBC programs based on grant date(s), with each forming a distinct hedge relationship. SAP hedges only RSUs, excluding PSUs, to minimize fluctuations in the hedged population, since PSU vesting quantities depend not only on employment status at time of vesting but also on performance metric achievement.

Furthermore, SAP hedges up to 80% of granted RSUs within each hedge relationship, thereby making forfeitures and potential adjustments to the Group-wide exposure immaterial to the hedged population. This approach ensures a high probability of the forecasted transactions represented by expected cash flows from hedged RSUs.

All SBC hedge relationships maintain a 1:1 hedge ratio and a hedge horizon of up to three years, which aligns with the maximum maturity of the equity swaps utilized.

Under the equity swap arrangements, a swap contract is established between SAP and the counterparty bank for each grant date (or multiple grant dates), featuring multiple settlement dates corresponding to RSU vesting dates (tranches).

At each vesting date, SAP and the bank exchange the difference between the final share price and the initial swap price for that tranche. Additionally, SAP pays interest to the bank based on floating interest rates, which are adjusted to account for dividends that would otherwise be paid by the bank to SAP.

For all periods presented, no previously highly probable transactions designated as hedged items in SBC cash flow hedge relationships ceased to be probable. Consequently, no cash flow hedge relationships were discontinued.

The amounts as at December 31 relating to items designated as hedged items were as follows:

Designated Hedged Items in SBC Hedges

€ millions	2025	2024
Change in value used for calculating hedge ineffectiveness	3	0
Cash flow hedge reserve balance	6	0
Balances remaining in cash flow hedge reserve for which hedge accounting is no longer applied	0	0

The amounts as at December 31 designated as hedging instruments were as follows:

Designated Hedging Instruments in SBC Hedges

€ millions, unless stated otherwise	2025	2024
Nominal amount in number of RSUs, thousands	602	0
Nominal amount in EUR	145	0
Carrying amount:
Other financial assets	0	0
Other financial liabilities	-20	0
Change in value used for calculating hedge ineffectiveness	-3	0
Change in value recognized in OCI	-3	0
Hedge ineffectiveness recognized in Finance income, net	0	0
Amount reclassified from cash flow hedge in OCI to Operating profit	3	0

On December 31, we held the following instruments designated in SBC hedging:

Details on Hedging Instruments in SBC Hedges

					Maturity of the Remaining Tranches
			2025			2024
	Less Than		More Than	Less Than		More Than
	12 Months	12-24 Months	24 Months	12 Months	12-24 Months	24 Months
Nominal amount in number of RSUs, thousands	471	110	21	0	0	0
Initial swap price, in EUR:
March 2025 swap		263.32			—
April 2025 swap		229.92			—
Nominal amount in € millions	111	28	6	0	0	0

Sensitivity Analysis

At year end 2025, fair value changes in the equity swaps impacted Group profit or loss and equity through the Cash flow hedge reserve and amounts reclassified from the Cash flow hedge reserve to profit or loss (hedge ineffectiveness from these relationships is immaterial). The primary driver of the fair value volatility of the equity swaps is SAP share price variability. However, since the same risk factor drives volatility in hedged SBC expenses, any change in the equity swaps’ impact on profit or loss is offset by corresponding changes in SBC expenses related to the hedged RSU population. Impacts on equity (other comprehensive income) are not offset; therefore, the table below presents the increase or decrease in other comprehensive income that would have resulted had SAP’s share price at year end increased or decreased by 10%.

Equity Swaps Sensitivity

		Effects on Other Comprehensive Income
€ millions	2025	2024	2023
Increase in SAP share price of 10% - increase in OCI	-4	—	—
Decrease in SAP share price of 10% - decrease in OCI	4	—	—

Credit Risk

We are exposed to credit risk to the extent either our customers or our counterparts for financial instruments fail to meet their contractual obligations. In the absence of collateral or other significant agreements to reduce our credit risk exposure, the total nominal amounts of cash and cash equivalents, current investments, loans, other financial receivables, derivative financial assets, trade receivables, and financial guarantees represent our maximum exposure to credit risks.

Cash at Banks, Time Deposits, and Debt Securities

To mitigate the credit risk from our investing activities and derivative financial assets, we conduct all our activities only with approved financial institutions and issuers that meet stringent credit quality standards as required by our internal treasury policies. These policies mandate a minimum credit rating of “BBB” (flat) for all investments, with exceptions to this threshold permitted only in limited circumstances. Such below-threshold investments were not significant relative to total investment balances in all years presented. The weighted average credit rating of our financial assets portfolio is “A–”.Our investment approach is characterized by prudent asset allocation, emphasizing short-term maturities, conventional investment instruments, and broad portfolio diversification across multiple counterparties.

To further reduce our credit risk, we require collateral for certain investments in the full amount of the investment volume (2025: €100 million, 2024: €0 million), which we would be allowed to make use of in the case of default of the counterparty. Eligible collateral is limited to bonds with investment-grade credit ratings.

In addition, the concentration of credit risk that exists when counterparties are involved in similar activities by instrument, sector, or geographic area is mitigated through global diversification of counterparties and adherence to an internal counterparty limit framework. This framework establishes exposure limits for individual counterparties based on the lowest available long-term credit rating from major rating agencies, the counterparty’s Tier 1 capital, or participation in deposit guarantee schemes such as the German Depositors’ Guarantee Fund or equivalent protection mechanisms. Compliance with these counterparty limits is monitored on an ongoing basis. Additionally, we actively monitor credit default swap spreads as a market-based indicator of counterparty creditworthiness, enabling timely identification of emerging credit risks and prompt implementation of appropriate risk mitigation measures.

For cash at banks, time deposits, and debt securities (including bonds and commercial paper), we apply the general impairment approach. As it is our policy to only invest in high-quality assets of issuers with a minimum rating of at least investment grade to minimize the risk of credit losses, we use the low credit risk exception. Thus, these assets are always allocated to stage 1 of the three-stage credit loss model and we record a loss allowance for an amount equal to 12-month expected credit losses. This loss allowance is calculated based on our exposure as at the respective reporting date, the loss given default for this exposure, and the credit default swap spread as a measure for the probability of default. To ensure continued compliance with investment-grade criteria throughout the life of our investments, we monitor changes in credit risk by tracking published external credit ratings.

We consider cash at banks, time deposits, and debt securities to be in default when the counterparty is unlikely to pay its obligations in full, there is evidence of significant financial difficulties, or credit default swap spreads widen materially for an extended period while broader market conditions remain stable. Such financial assets are written off either partially or in full if the likelihood of recovery is considered remote, which might be evidenced by, for example, counterparty bankruptcy or insolvency proceedings.

Trade Receivables

Credit risk associated with trade receivables is managed through a dedicated assessment process that evaluates customer creditworthiness using external credit ratings and the Company’s past experience of customer payment behavior. Based on this evaluation, individual credit limits are established for each customer, with any exceptions requiring management approval.

We apply the simplified impairment approach under IFRS 9, using a provision matrix to recognize lifetime expected credit losses for all trade receivables and contract assets at initial recognition.

For the provision matrix, customers are segmented into distinct risk categories primarily based on historical credit loss experience within the respective SAP subsidiaries.

Loss rates representing lifetime expected credit losses are determined using a roll-rate methodology that considers the probability of receivables progressing through successive stages of delinquency and actual historical credit loss experience. These loss rates are adjusted for forward-looking information to reflect differences between historical economic conditions, current circumstances, and anticipated economic developments over the expected life of the receivables. Forward-looking adjustments incorporate credit default swap fluctuations for countries in which our customers operate.

Outstanding receivables are monitored continuously at the local level to identify objective evidence of credit impairment. Indicators of credit impairment include overdue payment status, information regarding significant financial difficulty of the customer, or failure to adhere to agreed payment terms. Receivables are considered to be in default when the counterparty is unlikely to fulfill its payment obligations in full. However, payment delays (such as amounts overdue beyond 90 days) in the ordinary course of business do not automatically constitute default. Receivables are written off, either partially or fully, when recovery is deemed remote, as may be evidenced by completed bankruptcy proceedings or exhaustion of collection efforts and enforcement actions.

The impact of individual customer defaults on our trade receivables portfolio is mitigated by our extensive and diversified customer base spanning multiple industries, customer sizes, and countries worldwide. For more information about trade receivables, see Note (A.2).

Credit Risk Exposure

Cash, Time Deposits, and Debt Securities

As at December 31, our exposure to credit risk from cash, time deposits, and debt securities was as follows:

Credit Risk Exposure from Cash, Time Deposits, and Debt Securities

	2025
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount
€ millions, unless otherwise stated	Rating	Rate	Not Credit-Impaired	Credit-Impaired	ECL Allowance
Risk class 1 - low risk	AAA to BBB-	-0.1%	6,594	0	-7
Risk class 2 - high risk	BB+ to D	0.0%	86	0	0
Risk class 3 - unrated	NA	-8.6%	35	0	-3
Total		-0.1%	6,715	0	-10

	2024
	Equivalent to External	Weighted Average Loss	Gross Carrying Amount	Gross Carrying Amount
€ millions, unless otherwise stated	Rating	Rate	Not Credit-Impaired	Credit-Impaired	ECL Allowance
Risk class 1 - low risk	AAA to BBB-	-0.1%	7,004	0	-7
Risk class 2 - high risk	BB+ to D	0.0%	105	0	0
Risk class 3 - unrated	NA	-4.6%	65	0	-3
Total		-0.1%	7,174	0	-10

Master Netting and Similar Arrangements

We enter into derivatives on the basis of the German Master Agreement on Financial Derivatives Transactions (“Deutscher Rahmenvertrag für Finanztermingeschäfte”) and similar agreements. The regulations of these agreements apply particularly in the case of insolvency and not during the normal course of business.

The following table shows the derivative instruments that are subject to such netting arrangements:

Master Netting and Similar Arrangements

	2025			2024
		Nettable Amounts
		in Case of			Nettable amounts in
€ millions	Carrying Amounts	Insolvency	Net Amount	Carrying Amounts	Case of Insolvency	Net Amount
Financial assets	73	39	34	60	42	18
Financial liabilities	-437	-39	-398	-525	-42	-483

Trade Receivables

As at December 31, our exposure to credit risk from trade receivables was as follows:

Credit Risk Exposure from Trade Receivables

	2025
		Gross Carrying Amount	Gross Carrying Amount
€ millions, unless otherwise stated	Weighted Average Loss Rate	Not Credit-Impaired	Credit-Impaired	ECL Allowance
AR not due and due	-0.3%	3,909	2	-10
AR overdue 1 to 30 days	-0.5%	704	79	-4
AR overdue 30 to 90 days	-1.4%	586	36	-9
AR overdue more than 90 days	-29.1%	426	278	-205
TOTAL	-3.8%	5,625	395	-228

	2024
		Gross Carrying Amount	Gross Carrying Amount
€ millions, unless otherwise stated	Weighted Average Loss Rate	Not Credit-Impaired	Credit-Impaired	ECL Allowance
AR not due and due	-0.2%	4,439	0	-7
AR overdue 1 to 30 days	-0.9%	619	64	-6
AR overdue 30 to 90 days	-1.4%	603	28	-9
AR overdue more than 90 days	-29.2%	445	263	-207
TOTAL	-3.5%	6,106	355	-229

The movement in the ECL allowance for trade receivables is as follows:

Movement in ECL Allowance for Trade Receivables

	2025	2024
€ millions	ECL Allowance	ECL Allowance
Balance as at 1/1	-229	-203
Net credit losses recognized	-86	-112
Amounts written off	87	86
Balance as at 12/31	-228	-229

Liquidity Risk

We are exposed to liquidity risk from our financial obligations including obligations towards suppliers, employees, and financial institutions.

Our liquidity is managed by our global treasury department with the primary aim of maintaining liquidity at a level that is adequate to meet our financial obligations and ensuring the availability of funding through adequate levels of committed credit facilities.

Our primary source of liquidity is represented by our operating cash flows. Our global treasury department centrally manages liquidity for all subsidiaries, pooling cash surpluses where possible to optimize deployment across the Group for operational requirements, subsidiary funding needs, or short-term investment opportunities.

This centralized approach enables us to optimize returns while maintaining adequate liquid assets and marketable securities, as strategic reserve to preserve our financial flexibility and strength.

In addition to effective working capital and cash management, we have reduced our liquidity risk by arranging an adequate volume of committed credit facilities with various financial institutions.

In 2023, SAP SE entered into a sustainability-linked revolving credit facility with a volume of €3.0 billion and an end date in March 2030. The use of the facility is not restricted by any financial covenants and borrowings under the facility bear interest at EURIBOR or the agreed benchmark rate for the respective currency plus a base margin which may be adjusted depending on the fulfillment of agreed sustainability performance targets. We have not drawn on the facility.

In September 2019, we initiated a commercial paper (Commercial Paper, or CP) program. As at December 31, 2025, we had €498 million of CP outstanding with maturities generally less than six months (2024: €498 million).

Additionally, as at December 31, 2025 and 2024, the Group had available lines of credit totaling €1.15 billion and €1.2 billion, respectively. In 2024, an amount of €1 billion was used via money market loans; for more information, see Note (E.3). The facility was fully repaid as at December 31, 2025.

The table below is an analysis of the remaining contractual maturities of all our financial liabilities and guarantees held as at December 31.

Financial liabilities for which repayment can be requested by the contract partner at any time are assigned to the earliest possible period. Variable interest payments were calculated using the latest relevant interest rate fixed as at December 31. As we generally settle our derivative contracts gross, we show the pay and receive legs separately for all our currency, interest rate and share-based compensation derivatives, whether or not the fair value of the derivative is negative. The cash outflows for the currency derivatives are translated using the applicable spot rate.

We continue to provide rental guarantees for certain offices used by Qualtrics. The amounts shown for the financial guarantees are the gross amounts we guarantee, however, we are entitled to indemnification payments by Qualtrics which will reduce the guarantee amounts disclosed.

Contractual Maturities of Non-Derivative Financial Liabilities

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2025	2026	2027	2028	2029	2030	Thereafter
Non-derivative financial liabilities
Trade payables	-1,465	-1,465	0	0	0	0	0
Bonds	-5,294	-1,161	-1,045	-1,033	-828	-522	-1,254
Private placements	0	0	0	0	0	0	0
Loans	0	0	0	0	0	0	0
Commercial Paper	-498	-500	0	0	0	0	0
Lease liabilities	-1,684	-302	-291	-234	-185	-158	-812
Other financial liabilities[1]	-157	-207	-21	0	0	0	0
Total of non-derivative financial liabilities	-9,098	-3,635	-1,357	-1,267	-1,013	-680	-2,066

Financial guarantees	0	-17	-17	-18	-18	-18	-260

	Carrying
	Amount	Contractual Cash Flows
€ millions	12/31/2024	2025	2026	2027	2028	2029	Thereafter
Non-derivative financial liabilities
Trade payables	-1,178	-1,178	0	0	0	0	0
Bonds	-6,090	-970	-1,161	-1,045	-1,033	-828	-1,775
Private placements	-99	-3	-3	-100	0	0	0
Loans	-2,250	-2,300	0	0	0	0	0
Commercial Paper	-498	-500	0	0	0	0	0
Lease liabilities	-1,715	-371	-287	-237	-184	-148	-821
Other financial liabilities[1]	-270	-21	-32	0	0	0	0
Total of non-derivative financial liabilities	-12,099	-5,343	-1,483	-1,382	-1,217	-976	-2,596

Financial guarantees	0	-19	-19	-19	-20	-20	-315

1 The carrying amount of other financial liabilities includes accrued interest for our non - derivative financial debt as well as for derivatives, while the cash outflow of this accrued interest is presented together with the underlying liability in the maturity analysis.

Contractual Maturities of Derivative Financial Liabilities and Financial Assets

	Carrying			Carrying
	Amount	Contractual Cash Flows		Amount	Contractual Cash Flows
€ millions	12/31/2025	2026	Thereafter	12/31/2024	2025	Thereafter
Derivative financial liabilities and assets
Derivative financial liabilities
Currency derivatives not designated as hedging instruments	-53			-85
Cash outflows		-2,667	0		-4,003	0
Cash inflows		2,626	0		3,942	0
Currency derivatives designated as hedging instruments	-7			-32
Cash outflows		-1,737			-2,805
Cash inflows		1,722			2,749
Interest rate derivatives without designated hedge relationship	0			0
Cash outflows
Cash inflows
Interest rate derivatives designated as hedging instruments	-332			-408
Cash outflows		-163	-513		-230	-649
Cash inflows		60	181		60	241
Equity swaps designated as hedging instruments	-20			0
Cash outflows		-3	-18		0	0
Cash inflows		0	0		0	0
Total of derivative financial liabilities	-412	-162	-350	-525	-287	-408
Derivative financial assets
Currency derivatives not designated as hedging instruments	40			51
Cash outflows		-2,430			-2,921
Cash inflows		2,468			2,977
Currency derivatives designated as hedging instruments	27			12
Cash outflows		-3,814			-948
Cash inflows		3,824			964
Total of derivative financial assets	66	49	0	63	72	0
Total of derivative financial liabilities and assets	-346	-114	-350	-462	-215	-408

Other

In the fourth quarter of 2025, SAP entered into physical power purchase agreements (PPAs) with delivery start in 2026 to increase the share of renewable electricity and to achieve price stability. In this context, we early adopted the 2024 amendments to IFRS 9 and IFRS 7 ‘Contracts Referencing Nature-dependent Electricity’ in 2025, which had no material impact on our financial statements.

(F.2) Fair Value and Other Disclosures on Financial Instruments

y Level Transfers

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

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

		12/31/2025
			Measurement Categories		Fair Value
		Carrying	At	At
€ millions	Category	Amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3	Total

Assets
Cash and cash equivalents		8,220
Cash at banks[1]	AC	3,910	3,910
Time deposits[1]	AC	1,438	1,438
Money market and similar funds	FVTPL	2,871		2,871	2,871			2,871
Trade and other receivables		6,893
Trade receivables[1]	AC	5,790	5,790
Other receivables[2]		1,103
Other financial assets		8,821
Debt securities	AC	92	92		92			92
Debt securities	FVOCI	46		46	46			46
Equity securities	FVTPL	6,574		6,574	251		6,324	6,574
Investments in associates[2]		142
Time deposits[1]	AC	1,219	1,219
Financial instruments related to employee benefit plans[2]		284
Loans and other financial receivables	AC	392	392			392		392
Derivative assets
Designated as hedging instrument
FX forward contracts		27		27		27		27
Not designated as hedging instrument
FX forward contracts	FVTPL	46		46		46		46
Liabilities
Trade and other payables		-2,433
Trade payables[1]	AC	-1,465	-1,465
Other payables[2]		-968
Financial liabilities		-8,070
Non-derivative financial liabilities
Loans[1]	AC	0	0
Bonds	AC	-5,294	-5,294		-5,445			-5,445
Private placements	AC	0	0			0		0
Lease liabilities[3]		-1,684	-1,684
Commercial paper	AC	-498	-498			-498		-498
Other non-derivative financial liabilities	AC	-157	-157			-157		-157
Derivative liabilities
Designated as hedging instrument
FX forward contracts		-7		-7		-7		-7
Interest rate swaps		-332		-332		-332		-332
Equity swaps		-20		-20		-20		-20
Not designated as hedging instrument
FX forward contracts	FVTPL	-78		-78		-78		-78
Total financial instruments, net		13,431	3,744	9,126	-2,185	-628	6,324	3,510

Fair Values of Financial Instruments and Classification Within the Fair Value Hierarchy

		12/31/2024
			Measurement Categories		Fair Value
		Carrying	At	At
€ millions	Category	Amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents		9,609
Cash at banks[1]	AC	3,962	3,962
Time deposits[1]	AC	1,656	1,656
Money market and similar funds	FVTPL	3,991		3,991	3,991			3,991
Trade and other receivables		6,983
Trade receivables[1]	AC	6,231	6,231
Trade receivables[1]	FVOCI	0		0		0
Other receivables[2]	—	752
Other financial assets		8,770
Debt securities	AC	53	53		53			53
Debt securities	FVOCI	74		74	74			74
Equity securities	FVTPL	6,401		6,401	135		6,266	6,401
Investments in associates[2]	—	144
Time deposits[1]	AC	1,418	1,418
Financial instruments related to employee benefit plans[2]	—	287
Loans and other financial receivables	AC	329	329			329		329
Derivative assets
Designated as hedging instrument
FX forward contracts	—	12		12		12		12
Interest rate swaps	—	0		0		0		0
Not designated as hedging instrument
FX forward contracts	FVTPL	51		51		51		51
Call options for share-based payments	FVTPL	0		0		0		0
Call option on equity shares	FVTPL	0		0			0	0
Liabilities
Trade and other payables		-2,000
Trade payables[1]	AC	-1,178	-1,178
Other payables[2]	—	-823
Financial liabilities		-11,446
Non-derivative financial liabilities
Loans[1]	AC	-2,250	-2,250			-2,250		-2,250
Bonds	AC	-6,090	-6,090		-6,286			-6,286
Private placements	AC	-99	-99			-99		-99
Lease liabilities[3]	—	-1,715	-1,715
		-498	-498			-498		-498
Other non-derivative financial liabilities	AC	-270	-270			-270		-270
Derivative liabilities
Designated as hedging instrument
FX forward contracts	—	-32		-32		-32		-32
Interest rate swaps	—	-408		-408		-408		-408
Not designated as hedging instrument
FX forward contracts	FVTPL	-85		-85		-85		-85
Total financial instruments, net		11,916	1,550	10,004	-1,836	-1,833	6,266	2,597

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

3 For lease liabilities, separate disclosure of fair value is not required.

Fair Values of Financial Instruments by Instrument Classification

		12/31/2025
€ millions	Category	Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	9,491		9,491
At fair value through other comprehensive income	FVOCI	46		46
At amortized cost	AC	12,841	12,841
Financial liabilities
At fair value through profit or loss	FVTPL	-78		-78
At amortized cost	AC	-7,414	-7,414

Fair Values of Financial Instruments by Instrument Classification

		12/31/2024
€ millions	Category	Carrying Amount	At Amortized Cost	At Fair Value
Financial assets
At fair value through profit or loss	FVTPL	10,443		10,443
At fair value through other comprehensive income	FVOCI	74		74
At amortized cost	AC	13,649	13,649
Financial liabilities
At fair value through profit or loss	FVTPL	-85		-85
At amortized cost	AC	-10,385	-10,385

Determination of Fair Values

A description of the valuation techniques and the inputs used in the fair value measurement is given below:

Financial Instruments Measured at Fair Value on a Recurring Basis

Type	Fair Value Hierarchy	Determination of Fair Value/Valuation Technique	Significant Unobservable Inputs	Interrelationship Between Significant Unobservable Inputs and Fair Value Measurement
Other financial assets
Money-market and similar funds	Level 1	Quoted prices in an active market	NA	NA
Debt securities	Level 1	Quoted prices in an active market	NA	NA
Listed equity securities	Level 1	Quoted prices in an active market	NA	NA
Unlisted equity securities	Level 3	Market approach. Comparable company valuation using revenue multiples derived from companies comparable to the investee.	Peer companies used (revenue multiples range from 1.5 to 30.0) Revenues of investees Discounts for lack of marketability (0.4% to 90.9%)	The estimated fair value would increase (decrease) if: -The revenue multiples were higher (lower) -The investees’ revenues were higher (lower) -The liquidity discounts were lower (higher)

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

			NA	NA
Equity swaps	Level 2

Discounted cash flow. Expected future cash flows are estimated based on projected share prices and projected interest rates. Projected share prices are calculated in a manner similar to the method applied for RSUs under IFRS 2. Projected interest rates are calculated from Euribor 3-month zero coupon yield curve, unless the rate for a particular period is already fixed with the bank .

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

Transfers Between Levels 1 and 2

Transfers of equity securities from Level 2 to Level 1, which occurred because disposal restrictions lapsed and deducting a discount for such restriction was no longer necessary, did not take place in 2025 and in 2024 (2023: none), while transfers from Level 1 to Level 2 did not occur at all.

Level 3 Fair Value Disclosures

The following table shows the reconciliation of fair values from the opening to the closing balances for our unlisted equity securities and call options on equity shares, as well as the deal contingent forward from our net investment hedge classified as Level 3 fair values:

Reconciliation of Level 3 Fair Values

	2025	2024
		Unlisted Equity Securities
		and Call Options on
€ millions	Unlisted Equity Securities	Equity Shares
1/1	6,269	4,817
Transfers
Into Level 3	4	7
Out of Level 3	-180	-2
Purchases	622	773
Sales	-440	-132
Settlements
Gains/losses
Included in financial income, net	772	481
Included in exchange differences in other comprehensive income	-723	325
12/31	6,324	6,269
Change in unrealized gains/losses in profit or loss for equity investments held at the end of the reporting period	201	674

Transfers out of Level 3 are due to initial public offerings of the respective investees or distributions in kind in the form of listed investees. Changing the unobservable inputs to reflect reasonably possible alternative assumptions would not have a material impact on the fair values of our unlisted equity securities held as FVTPL as at the reporting date.

Net Gains or Losses from Financial Instruments by IFRS 9 Measurement Category

€ millions	2025	2024
Financial instruments at fair value through profit or loss	739	450
Financial assets measured at amortized cost	-108	526
thereof interest income	199	343
Financial assets at fair value through other comprehensive income (debt securities)	-10	-13
thereof interest expenses	-10	-13
Financial liabilities measured at amortized cost	0	-478
thereof interest expenses	-141	-130

Gains and losses from the disposal of financial assets measured at amortized cost are not considered material in any of the years presented.

Section G — Other Disclosures

This section provides additional disclosures on miscellaneous topics, including information pertaining to the Executive Board, the Supervisory Board, related-party transactions, and other corporate governance topics.

(G.1) Prepaid Expenses, Advance Payments, and Other Tax Assets

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Prepaid expenses	1,256	626	1,882	988	430	1,418
Advance payments	252	0	252	77	0	77
Other tax assets	278	111	389	256	67	323
Total	1,786	737	2,523	1,320	497	1,817
/ Other non-financial assets	3,212	4,419	7,631	2,682	3,990	6,672
Prepaid expenses, advance payments, and other tax assets as % of / Other non-financial assets	56	17	33	49	12	27

Prepaid expenses primarily consist of prepayments for hyperscalers, support services, and software royalties. Prepaid expenses for hyperscalers relate to reserved instances for computing resources and other infrastructure prepayments, which are typically purchased and paid for a term of up to three years. These contract terms and conditions influence our prepaid expenses balance.

Advance payments relate to the investment into our supply chain by prepaying suppliers in exchange for discounts.

Other tax assets primarily consist of value-added tax (VAT).

(G.2) Provisions for Interest and Penalties Related to Taxes and Other Tax Liabilities

Provisions for Interest and Penalties Related to Taxes

	2025
€ millions	Current	Non-Current	Total
1/1/2025	52	134	186
Addition	19	117	136
Utilization	-6	-24	-30
Release	-8	-9	-17
Additions from business combinations	1	0	1
Transfer	6	-6	0
Currency impact	0	-13	-13
12/31/2025	64	198	262
Total provisions	537	550	1,087
Provision for interest and penalties related to taxes as % of  Provisions	12	36	24

The provisions primarily consist of interest related to income taxes.

Other Tax Liabilities

	2025			2024
€ millions	Current	Non-Current	Total	Current	Non-Current	Total
Other tax liabilities	917	0	917	1,014	0	1,014
/ Other non-financial liabilities	4,849	524	5,373	5,537	749	6,286
Other tax liabilities as % of / Other non-financial liabilities	19	0	17	18	0	16

Other tax liabilities primarily consist of VAT, payroll tax, and withholding tax.

(G.3) Other Litigation, Claims, and Legal Contingencies

This Note discloses information about intellectual property-related litigation and claims, competition law matters, and tax-related litigation other than income tax-related litigation (see Note (C.5)).

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

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired. We will continue to vigorously defend the Company against all claims and lawsuits against us. For the ongoing Teradata litigation, we have recorded a provision of €387 million (€0 million as at December 31, 2024) which reflects information received on the matter after December 31, 2025, as well as after the release of SAP’s preliminary financial results for the fiscal year 2025 on January 29, 2026. The provisions recorded for the other claims and lawsuits are neither individually nor in the aggregate material to SAP as at December 31, 2025, or December 31, 2024.

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

Contingent liabilities exist from intellectual property-related litigation and claims for which no provision has been recognized. Generally, it is not practicable to estimate the financial impact of these contingent liabilities due to the uncertainties around the litigation and claims, as outlined above. Based on our past experience, most of the intellectual property-related litigation and claims tend to be either dismissed in court or settled out of court for amounts significantly below the originally claimed amounts. In addition to the provision which is explained in this note, we currently believe that resolving the intellectual property-related claims and lawsuits pending as at December 31, 2025, will neither individually nor in the aggregate have a material adverse effect on our business, financial position, profit, or cash flows.

Individual cases of intellectual property-related litigation and claims include the following:

The Teradata litigation claims have been pending in the U.S. federal court since 2018 when Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC. Teradata alleges trade secret misappropriation and U.S. antitrust violations concerning the development and commercialization of the SAP HANA database. While SAP initially secured a dismissal of these claims in 2021, a 2024 appellate ruling reinstated the case, and the U.S. Supreme Court declined to review the matter in October 2025. SAP will continue to defend itself vigorously at the jury trial scheduled for March to April 2026. We have recorded a provision of €387 million as at December 31, 2025 (2024: €0 million) which to date reflects our best estimate of the outflows relating to this litigation. The outcome of the litigation remains uncertain, and the actual liability may differ from the amount provisioned. The Company will continue to monitor the situation and adjust the provision as necessary in future reporting periods.

In 2023 and 2024, Celonis SE (together with its subsidiary Celonis USA, Inc., “Celonis”) sent letters to SAP setting out various concerns and allegations. In early 2025, SAP filed a negative declaratory judgment action in Germany denying Celonis’ allegations. In March 2025, Celonis filed a lawsuit in the U.S. federal court in California, alleging that SAP had violated U.S. antitrust and competition laws relating to SAP’s sale of products from its subsidiary Signavio, and in SAP’s communications to SAP customers and the market concerning SAP’s policies for data access. Celonis requested a preliminary injunction against SAP requiring SAP to allow Celonis to continue to use its data extraction tool, and requiring SAP to retract or correct the alleged misstatements. The parties reached an agreement on June 5, 2025, whereby Celonis withdrew its request for a preliminary injunction. While the U.S. court initially dismissed the majority of Celonis’ claims in June 2025, it allowed additional claims to proceed in October 2025 after Celonis amended its complaint. SAP subsequently filed patent counterclaims against Celonis in November 2025. The trial is currently scheduled to begin on March 8, 2027. Celonis also filed a complaint against SAP in Germany (Munich), alleging unfair competition. In addition, both SAP and Celonis have initiated several patent cases in various courts in the United States and in Germany. Additionally, SAP is currently engaged in a constructive dialogue with the German Federal Cartel Office (FCO – Bundeskartellamt) regarding a complaint raised by Celonis. We are providing the FCO with comprehensive legal and factual arguments to support SAP’s position. Celonis has stated that it will seek damages from SAP based on its various claims. At present, Celonis has not made any formal monetary demands of SAP in connection with its claims in Germany or with any patent claims. In its U.S. antitrust case, Celonis is currently seeking damages of around US$70 million (around € 60 million as of December 31, 2025).

Competition Law Claims

In September 2025, the European Commission (EC) started formal proceedings concerning SAP’s on-premise maintenance and support policies, which are based on long-established standards that are common across the global software sector. The investigation does not relate to or affect our cloud offerings. To address the EC’s concerns and to end the formal proceedings, SAP suggested remedies which were market tested by the EC in 2025 and are pending final EC approval in 2026. The suggested remedies have no effect on our financial results in 2025, and we do not anticipate that they will have a material impact on our future financial performance.

Tax-Related Litigation

We are subject to ongoing audits by domestic and foreign tax authorities. In respect of non-income taxes, we are involved in various proceedings with foreign tax authorities mainly regarding assessments and litigation matters on intercompany services. The potential amount in dispute related to these matters for all applicable years is approximately €192 million (2024: €274 million) in total (including related interest expenses and penalties of €127 million (2024: €150 million)). We have not recorded a provision for these matters, as we believe that we will prevail. The year-over-year decrease mainly resulted from a recent change in case law. This caused an increase of other taxes by €98 million negatively affecting SAP’s operating profit and a compensating benefit in SAP’s income tax expense in the third quarter of 2025.

For more information about our income tax-related litigation, see Note (C.5).

(G.4) Board of Directors

Executive Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2025:

Christian Klein

Chief Executive Officer

Corporate Development, Sustainability, Business AI, Compliance, Corporate Communications, Customer Success, Technology & Innovation

Supervisory Board, adidas AG, Herzogenaurach, Germany

Muhammad Alam

SAP Product & Engineering

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

Sebastian Steinhaeuser (from February 1, 2025)

Chief Operating Officer

Global responsibility for the Board area Strategy & Operations, accelerating SAP’s strategy execution and simplifying operations

Gina Vargiu-Breuer

Chief People Officer, Labor Director

Global responsibility for the People & Culture organization, owning SAP’s People Agenda

Supervisory Board

Memberships on supervisory boards and other comparable governing bodies of enterprises, other than subsidiaries of SAP, on December 31, 2025:

Dr. h. c. mult. Pekka Ala-Pietilä2, 6, 7

Chairperson

Chairperson of the Board of Directors of Sanoma Corporation, Helsinki, Finland

Chairperson of the Board of Directors of SITRA, Helsinki, Finland (from January 1, 2026)

Chairperson of the Supervisory Board of HERE Technologies B.V., Amsterdam, Netherlands

Lars Lamadé1, 2, 7

Deputy Chairperson

Head of Global Sponsorships, SAP SE, Walldorf, Germany

Supervisory Board, Rhein-Neckar Loewen GmbH, Kronau, Germany

Jakub Černý1, 4, 5

Demand Manager, SAP ČR, Prague, Czech Republic

Pascal Demat1, 5, 7

Solution Advisor HCM, SAP Belgium, Brussels, Belgium

SAP SE Works Council (Europe), Walldorf, Germany

Aicha Evans2, 4, 6

Chief Executive Officer and Member of the Board of Directors, Zoox, Inc., Foster City, CA, United States

Board of Directors, Joby Aviation LLC, Santa Cruz, CA, United States

Marielle Ehrmann1,4,5 (from January 1, 2026)

Chief Security Compliance & Risk Officer, SAP SE, Walldorf, Germany

Andreas Hahn1, 2, 4

Product Expert, Digital Supply Chain Standards SAP SE, Walldorf, Germany

Chairperson of the SAP SE Works Council (Europe), Walldorf, Germany

Member of the SAP SE Works Council, Walldorf, Germany

Prof. Dr. Ralf Herbrich4, 5

Managing Director and Professor for artificial intelligence and sustainability, Hasso Plattner Institute for Digital Engineering gGmbH, Potsdam, Germany

Margret Klein-Magar1, 2, 3 (until December 31, 2025)

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

César Martin1, 3, 4

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

Gerhard Oswald3, 4, 7

Managing Director of Oswald Consulting GmbH, Walldorf, Germany

Advisory Board, TSG 1899 Hoffenheim Fußball-Spielbetriebs GmbH, Sinsheim, Germany

Advisory Board, appliedAI Initiative GmbH, Munich, Germany

Dr. Friederike Rotsch2, 3, 6, 7

Attorney-at-law, Königstein im Taunus, Germany

Nicolas Sabatier1, 2, 4

Retired SAP Employee

Member of the Confédération Française de l’Encadrement – Confédération Générale des Cadres (CFE-CGC union, Paris, France)

Dr. Eberhard Schick1, 3, 5

Chairperson of the SAP SE Works Council, Walldorf, Germany

Nina Straßner1, 2, 3, 7

Head of People Transformation Management BTM, SAP SE, Walldorf, Germany

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

The share-based payment amounts disclosed below in the table “Executive Board Compensation” are based on the grant date fair value of the share units in the respective year. In 2024 and 2025, share units were issued to the Executive Board members under the LTI 2024. In 2023, share units were issued to the Executive Board members under the LTI 2020. For more information about the terms and details of these plans, see Note (B.3).

In the table “Share-Based Payment for Executive Board Members,” the share-based payment expense is the amount recorded in profit or loss under IFRS 2 (Share-Based Payment) in the respective period.

The total compensation of the Executive Board members for each of the years 2025, 2024, and 2023 was as follows:

Executive Board Compensation

€ thousands	2025	2024	2023
Short-term employee benefits	17,183	21,116	19,632
Share-based payment	16,215	22,279	24,469
Subtotal	33,398	43,395	44,101
Post-employment benefits	50	-269	1,033
thereof defined-benefit	-104	-711	673
thereof defined-contribution	154	441	360
Termination benefits	NA	21,615	NA
Total	33,448	64,741	45,134

Share-Based Payment for Executive Board Members

	2025	2024	2023
Number of share units granted	60,172	126,244	214,530
Total expense in € thousands	19,367	52,062	36,127

The defined benefit obligation (DBO) for pensions to Executive Board members and the annual pension entitlement of the members of the Executive Board on reaching age 62 based on entitlements from performance-based and salary-linked plans were as follows:

Retirement Pension Plan for Executive Board Members

€ thousands	2025	2024	2023
DBO 12/31	872	1,187	2,192
Annual pension entitlement	69	88	137

The total annual compensation of the Supervisory Board members is as follows:

Supervisory Board Compensation

€ thousands	2025	2024	2023
Total compensation	5,131	5,579	5,427
thereof fixed compensation	3,460	3,507	3,185
thereof committee remuneration	1,671	2,071	2,242

The Supervisory Board compensation is a short-term benefit. The Supervisory Board members do not receive any share-based payment for their services. As far as members who are employee representatives on the Supervisory Board receive share-based payment, such compensation is for their services as employees only and is unrelated to their status as members of the Supervisory Board.

Payments to/DBO for Former Executive Board Members

€ thousands	2025	2024	2023
Payments	2,542	2,444	2,329
DBO 12/31	33,472	32,213	33,251

In 2023, SAP granted a loan within the SAP - Flex Loan program for its employees, amounting to €5,000 to an employee who later joined the Supervisory Board as an employee representative in 2024. Besides this loan, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in 2025, 2024, or 2023.

(G.6) Related-Party Transactions Other Than Board Compensation

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

Related-Party Transactions

							Companies Controlled by
	Executive Board Members		Supervisory Board Members				Supervisory Board Members		Associated Entities
€ millions	2025	2024	2025		2024		2025	2024	2025	2024
Products and services provided	NA	NA	NA		NA		NA	0	42	55
Products and services received	NA	NA	2	[1]	2	[1]	NA	1	89	90
Sponsoring and other financial support provided	NA	NA	NA		NA		NA	5	NA	NA
Outstanding balances at year end (Vendors)	NA	NA	NA		NA		NA	NA	3	2
Outstanding balances at year end (Customers)	NA	NA	0		0		NA	NA	3	20
Commitments at year end	NA	NA	NA		NA		NA	NA	NA	NA

1 including services from employee representatives on the Supervisory Board in their capacity as employees of SAP

All of these balances are unsecured and interest-free and settlement is expected to occur in cash.

For information about the compensation of our Executive Board and Supervisory Board members, see Note (G.5).

(G.7) Principal Accountant Fees

At the Annual General Meeting of Shareholders held on May 13, 2025, our shareholders elected BDO AG Wirtschaftsprüfungsgesellschaft (BDO) as SAP’s independent auditor for 2025. BDO has been the Company’s principal auditor since the fiscal year 2023.

BDO and other firms in the global BDO network charged the following fees to SAP for audit and other professional services related to 2025 and previous years:

	2025			2024			2023
	BDO AG	Foreign BDO		BDO AG	Foreign BDO		BDO AG	Foreign
€ millions	(Germany)	Firms	Total	(Germany)	Firms	Total	(Germany)	BDO Firms	Total
Audit fees	10	6	16	8	6	14	8	5	13
Audit-related fees	1	7	8	1	6	7	0	1	1
Tax fees	0	0	0	0	0	0	0	0	0
All other fees	0	0	0	0	0	0	0	0	0
Total	11	13	24	9	11	20	8	6	14

Audit fees are the aggregate fees charged by BDO for auditing our consolidated financial statements and the statutory financial statements of SAP SE and its subsidiaries. Audit-related fees are fees charged by BDO for assurance and related services that are reasonably related to the performance of the audit and for service organization attestation procedures. The increase in audit-related fees in 2024 was mainly related to attestation services for System and Organization Controls (SOC) reports in the United States, and for the assurance engagement on the Group Sustainability Statement.

(G.8) Events After the Reporting Period

New Share Repurchase Program

Following SAP’s strong free cash flow generation, the Executive Board and the Supervisory Board authorized a new share repurchase program with a volume of up to €10 billion. The program started in February 2026 and is expected to be completed by the end of 2027. The program was implemented based on the authorization granted by the Annual General Meeting of SAP SE on May 11, 2023, and in compliance with the restrictions set forth therein.

(G.9) Scope of Consolidation, Subsidiaries and Other Equity Investments

Entities Consolidated in the Financial Statements

Total
12/31/2023	235
Additions	10
Disposals	-19
12/31/2024	226
Additions	8
Disposals	-18
12/31/2025	216

The additions relate to legal entities added in connection with acquisitions and foundations. The disposals are mainly due to mergers, liquidations, and divestitures of legal entities.

Subsidiaries1

Major Subsidiaries

			Profit/Loss		Number of
	Owner-	Total Revenue	(–) After Tax for	Total Equity as	Employees as
Name and Location of Company	ship	in 2025[2]	2025[2]	at 12/31/2025[2]	at 12/31/2025[3]	Footnote
	%	€ thousands	€ thousands	€ thousands
Ariba Technologies India Private Limited, Bengaluru, India	100	137,247	25,023	50,114	1,251
Ariba, Inc., Palo Alto, CA, United States	100	1,557,926	806,456	3,989,395	1,284
Concur Holdings (Netherlands) B.V., 's-Hertogenbosch, the Netherlands	100	541,220	7,936	386,069	17
Concur Technologies, Inc., Bellevue, WA, United States	100	2,319,808	883,996	7,528,447	2,538
SAP (China) Co., Ltd., Shanghai, China	100	1,294,322	11,633	-97,369	6,199
SAP (Schweiz) AG, Biel, Switzerland	100	1,590,095	150,714	357,270	866
SAP (UK) Limited, Feltham, United Kingdom	100	1,616,658	77,797	238,541	1,536	13
SAP America, Inc., Newtown Square, PA, United States	100	9,892,526	-244,393	14,637,281	8,940
SAP Argentina S.A., Buenos Aires, Argentina	100	292,976	23,267	25,328	1,316	13
SAP Asia Pte. Ltd., Singapore, Singapore	100	813,289	14,349	57,670	1,134	13
SAP Australia Pty. Ltd., Sydney, Australia	100	889,659	-6,382	59,446	1,226
SAP Belgium – Systems, Applications and Products S.A., Brussels, Belgium	100	539,922	30,556	84,869	308
SAP Brasil Ltda., São Paulo, Brazil	100	986,021	-63,636	23,259	3,391	13
SAP Canada Inc., Toronto, Canada	100	1,285,551	100,619	701,018	3,076
SAP Deutschland SE & Co. KG, Walldorf, Germany	100	6,641,244	1,095,771	2,170,257	4,935	9
SAP España - Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid, Spain	100	794,452	37,005	72,741	1,059
SAP France S.A., Levallois-Perret, France	100	1,368,211	242,669	1,921,529	1,414
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest, Hungary	100	232,011	9,451	46,812	1,776
SAP India Private Limited, Bengaluru, India	100	1,020,589	101,729	256,324	2,750
SAP Industries, Inc., Newtown Square, PA, United States	100	629,727	184,152	1,682,091	192
SAP Italia Sistemi Applicazioni Prodotti in Data Processing S.p.A., Vimercate, Italy	100	923,229	73,240	124,726	839
SAP Japan Co., Ltd., Tokyo, Japan	100	1,382,651	137,537	203,818	1,384
SAP Labs Bulgaria EOOD, Sofia, Bulgaria	100	188,520	7,462	48,241	1,905
SAP Labs India Private Limited, Bengaluru, India	100	1,118,274	119,847	330,496	12,666
SAP Labs, LLC, Palo Alto, CA, United States	100	563,424	67,838	916,043	1,408
SAP México S.A. de C.V., Mexico City, Mexico	100	612,035	38,089	150,637	1,252	13
SAP National Security Services, Inc., Newtown Square, PA, United States	100	1,153,024	209,237	610,284	782
SAP Nederland B.V., 's-Hertogenbosch, the Netherlands	100	980,414	209,483	308,421	711
SAP Österreich GmbH, Vienna, Austria	100	513,797	45,362	73,728	525
SAP Philippines, Inc., Taguig City, Philippines	100	147,067	5,628	16,218	1,076	13
SAP Service and Support Centre (Ireland) Limited, Dublin, Ireland	100	361,946	86,967	174,319	1,729
SAP Services s.r.o., Prague, Czech Republic	100	175,345	5,371	30,505	1,845	13
SC SAP Romania SRL, Bucharest, Romania	100	148,720	9,766	31,771	1,078

Other Subsidiaries4

Name and Location of Company	Ownership	Footnote
	%
"SAP Kazakhstan" LLP, Almaty, Kazakhstan	100
110405, Inc., Newtown Square, PA, United States	100
Ambin Properties Proprietary Limited, Johannesburg, South Africa	100	13
Ariba Czech s.r.o., Prague, Czech Republic	100	13
Ariba India Private Limited, Gurugram, India	100
Ariba International Holdings, Inc., Wilmington, DE, United States	100
Ariba Technologies Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Baiza Capital Designated Activity Company, Dublin, Ireland	0	8
Baiza Capital Italia s.r.l., Milan, Italy	0	8
Baiza Capital LLC, Newark, NJ, United States	0	8
Baiza Capital S.A., Luxembourg, Luxembourg	0	8
Business Objects Option, LLC, Wilmington, DE, United States	100
Business Objects Software Limited, Dublin, Ireland	100	13
Callidus Software Inc., San Ramon, CA, United States	100
CallidusCloud (India) Private Limited, Hyderabad, India	100

Name and Location of Company	Ownership	Footnote
	%
CNQR Operations Mexico S. de. R.L. de. C.V., Mexico City, Mexico	100
Concur (Canada), Inc., Toronto, Canada	100
Concur (Czech) s.r.o., Prague, Czech Republic	100	13
Concur (France) S.A.S., Levallois-Perret, France	100
Concur (Germany) GmbH, Frankfurt am Main, Germany	100	10, 11
Concur (Japan) Ltd., Tokyo, Japan	100
Concur (Philippines) Inc., Makati City, Philippines	100
Concur (Switzerland) GmbH, Zurich, Switzerland	100
Concur Technologies (Australia) Pty. Ltd., Sydney, Australia	100
Concur Technologies (Hong Kong) Limited, Hong Kong, China	100
Concur Technologies (India) Private Limited, Bengaluru, India	100
Concur Technologies (Singapore) Pte. Ltd., Singapore, Singapore	100	13
Concur Technologies (UK) Limited, Feltham, United Kingdom	100	13
ConTgo Limited, Feltham, United Kingdom	100
Delos Cloud GmbH, Walldorf, Germany	100
Emarsys eMarketing Systems GmbH, Vienna, Austria	100	13
Emarsys İletişim Sistemleri Tic. Ltd Şti., Istanbul, Turkey	100
Emarsys Interactive Services GmbH, Berlin, Germany	100
Emarsys Limited, Hong Kong, China	100
Emarsys North America, Inc., Indianapolis, IN, United States	100
Emarsys Pte. Ltd., Singapore, Singapore	100
Emarsys Pty. Ltd., Sydney, Australia	100
Emarsys S.A.S., Levallois-Perret, France	100	13
Emarsys Schweiz GmbH, Zurich, Switzerland	100
Emarsys UK Ltd, London, United Kingdom	100	13
EMARSYS-Technologies Informatikai Szolgáltató Kft., Budapest, Hungary	100

Name and Location of Company	Ownership	Footnote
	%
FreeMarkets Ltda., São Paulo, Brazil	100
LeadFormix, Inc., San Ramon, CA, United States	100
LeanIX UK Limited, London, United Kingdom	100
LLC “SAP Labs“, Moscow, Russia	100
LLC “SAP Ukraine”, Kyiv, Ukraine	100	13
Loyalsys Technologies Israel Ltd., Tel Aviv - Yafo, Israel	100
LXTECH India Private Limited, Hyderabad, India	100
Outerjoin, Inc., San Ramon, CA, United States	100
OutlookSoft Deutschland GmbH, Walldorf, Germany	100	10, 11
PT SAP Indonesia, Jakarta, Indonesia	99
Quadrem Africa Pty. Ltd., Johannesburg, South Africa	100
Quadrem Brazil Ltda., Rio de Janeiro, Brazil	100
Quadrem Chile Ltda., Santiago de Chile, Chile	100
Quadrem International Ltd., Hamilton, Bermuda	100

Name and Location of Company	Ownership	Footnote
	%
Quadrem Netherlands B.V., 's-Hertogenbosch, the Netherlands	100
Quadrem Overseas Cooperatief U.A., 's-Hertogenbosch, the Netherlands	100
Quadrem Peru S.A.C., Lima, Peru	100
SAP (Beijing) Software System Co., Ltd., Beijing, China	100
SAP (China) Holding Co., Ltd., Beijing, China	100
SAP Andina y del Caribe C.A., Caracas, Venezuela	100	13
SAP AZ LLC, Baku, Azerbaijan	100
SAP Beteiligungs GmbH, Walldorf, Germany	100
SAP Bulgaria EOOD, Sofia, Bulgaria	100
SAP Chile Limitada, Santiago de Chile, Chile	100	13
SAP CIS, LLC, Moscow, Russia	100
SAP Colombia S.A.S., Bogotá, D.C., Colombia	100	13
SAP Costa Rica, S.A., San José, Costa Rica	100	13
SAP ČR, spol. s r.o., Prague, Czech Republic	100
SAP Cyprus Limited, Strovolos, Cyprus	100
SAP Danmark A/S, Copenhagen, Denmark	100
SAP Dritte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP društvo s ograničenom odgovornošću za digitalnu ekonomiju novog tisućljeća, Zagreb, Croatia	100
SAP East Africa Limited, Nairobi, Kenya	100	13
SAP Egypt LLC, Cairo, Egypt	100	13
SAP EMEA Inside Sales S.L., Madrid, Spain	100

Name and Location of Company	Ownership	Footnote
	%
SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Estonia OÜ, Tallinn, Estonia	100
SAP Financial, Inc., Toronto, Canada	100
SAP Finland Oy, Espoo, Finland	100
SAP Foreign Holdings GmbH, Walldorf, Germany	100
SAP France Holding S.A., Levallois-Perret, France	100
SAP Global Marketing, Inc., New York, NY, United States	100
SAP Hellas Single Member S.A., Athens, Greece	100
SAP Hong Kong Co., Ltd., Hong Kong, China	100	13
SAP Hosting Beteiligungs GmbH, St. Leon-Rot, Germany	100	10, 11
SAP India (Holding) Pte. Ltd., Singapore, Singapore	100
SAP International Panama, S.A., Panama City, Panama	100
SAP International, Inc., Miami, FL, United States	100
SAP Investments, Inc., Wilmington, DE, United States	100
SAP Ireland Limited, Dublin, Ireland	100
SAP Ireland US - Financial Services Designated Activity Company, Dublin, Ireland	100
SAP Israel Ltd., Ra’anana, Israel	100	13
SAP Korea Ltd., Seoul, South Korea	100
SAP Labs France S.A.S., Mougins, France	100
SAP Labs Israel Ltd., Ra’anana, Israel	100
SAP Labs Korea, Inc., Seoul, South Korea	100
SAP Latvia SIA, Riga, Latvia	100
SAP Lietuva UAB, Vilnius, Lithuania	100
SAP Malaysia Sdn. Bhd., Kuala Lumpur, Malaysia	100

Name and Location of Company	Ownership	Footnote
	%
SAP Middle East and Africa North Regional Headquarter Company, Riyadh, Kingdom of Saudi Arabia	100
SAP Middle East and North Africa L.L.C., Dubai, United Arab Emirates	100	13
SAP Middle East FZ-LLC, Dubai, United Arab Emirates	100	13
SAP New Zealand Limited, Auckland, New Zealand	100
SAP Norge AS, Oslo, Norway	100
SAP North West Africa Ltd, Casablanca, Morocco	100	13
SAP Perú S.A.C., Lima, Peru	100	13
SAP Polska Sp. z o.o., Warsaw, Poland	100
SAP Portals Israel Ltd., Ra’anana, Israel	100
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Porto Salvo, Portugal	100
SAP Projektverwaltungs- und Beteiligungs GmbH, Walldorf, Germany	100
SAP Public Services, Inc., Washington, DC, United States	100
SAP Puerto Rico GmbH, Walldorf, Germany	100	10, 11, 13
SAP Retail Solutions Beteiligungsgesellschaft GmbH, Walldorf, Germany	100
SAP Saudi Software Services Ltd., Riyadh, Kingdom of Saudi Arabia	100
SAP Saudi Software Trading Ltd., Riyadh, Kingdom of Saudi Arabia	75	13

Name and Location of Company	Ownership	Footnote
	%
SAP Sechste Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP Siebte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10, 11
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana, Slovenia	100
SAP Slovensko s.r.o., Bratislava, Slovakia	100
SAP Software and Services WLL, Doha, Qatar	49	6
SAP Svenska Aktiebolag, Stockholm, Sweden	100
SAP System Application and Products Asia Myanmar Limited, Yangon, Myanmar	100
SAP Systems, Applications and Products in Data Processing (Thailand) Ltd., Bangkok, Thailand	100
SAP Taiwan Co., Ltd., Taipei, Taiwan	100
SAP Technologies Inc., Palo Alto, CA, United States	100
SAP Training and Development Institute FZCO, Dubai, United Arab Emirates	100
SAP Türkiye Yazilim Üretim ve Ticaret A.Ş., Istanbul, Turkey	100
SAP Ventures Investment GmbH, Walldorf, Germany	100	10, 11
SAP Vierte Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100
SAP Vietnam Company Limited, Ho Chi Minh City, Vietnam	100
SAP West Balkans d.o.o., Belgrade, Serbia	100
SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, Walldorf, Germany	100	10,11
SAP.io Fund, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments II Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments II, L.P., Austin, TX, United States	0	7
Sapphire Fund Investments III Holdings, LLC, Austin, TX, United States	100	7
Sapphire Fund Investments III, L.P., Austin, TX, United States	0	7
Sapphire SAP HANA Fund of Funds, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund I, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund II, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund III, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund IV, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund V, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VI Holdings, LLC, Austin, TX, United States	100	5,7
Sapphire Ventures Fund VI, L.P., Austin, TX, United States	0	7
Sapphire Ventures Fund VII-A, L.P., Austin, TX, United States	0	7
Shanghai SAP Cloud Technology Company, Ltd., Shanghai, China	100
SmartRecruiters Australia Pty Ltd, Sydney, Australia	100	5
SmartRecruiters GmbH, Walldorf, Germany	100	5
SmartRecruiters Inc., San Francisco, CA, United States	100	5
SmartRecruiters Ltd., London, United Kingdom	100	5,13
SmartRecruiters Sarl., La Garenne Colombes, France	100	5
SuccessFactors (Philippines), Inc., Pasig City, Philippines	100	13

Name and Location of Company	Ownership	Footnote
	%
SuccessFactors, Inc., Newtown Square, PA, United States	100
Sybase Angola, LDA, Luanda, Angola	100
Sybase, Inc., San Ramon, CA, United States	100
Systems Applications Products (Africa Region) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (Africa) Proprietary Limited, Johannesburg, South Africa	100
Systems Applications Products (South Africa) Proprietary Limited, Johannesburg, South Africa	81	13
Systems Applications Products Nigeria Limited, Victoria Island, Nigeria	100	13
Taulia (Shanghai) Smart Technology Co. Ltd., Shanghai, China	100
Taulia Arabia LLC, Riyadh, Kingdom of Saudi Arabia	100
Taulia Australia Pty. Ltd., Sydney, Australia	100
Taulia Bulgaria EOOD, Sofia, Bulgaria	100
Taulia GmbH, Düsseldorf, Germany	100	12
Taulia LLC, San Francisco, CA, United States	97
Taulia Singapore Pte. Ltd., Singapore, Singapore	100
Taulia Trade Technology GmbH, Düsseldorf, Germany	100
Taulia UK Ltd., London, United Kingdom	100	13
Tereina Employee Holdings LLC, Palo Alto, CA, United States	0	5,7
Tereina LLC, Palo Alto, CA, United States	72	5
TRX Technologies India Private Limited, Bengaluru, India	100
TRX, Inc., Bellevue, WA, United States	100
Volume Integration, Inc., Chantilly, VA, United States	100
WalkMe Australia Pty. Ltd., Sydney, Australia	100
WalkMe Canada Ltd., Toronto, Canada	100
WalkMe Germany GmbH, Frankfurt am Main, Germany	100	12
WalkMe K.K., Tokyo, Japan	100
WalkMe Ltd., Tel Aviv–Yafo, Israel	100
WalkMe Singapore Pte. Ltd., Singapore, Singapore	100
WalkMe UK Limited, London, United Kingdom	100
WalkMe, Inc., San Francisco, CA, United States	100

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

3 As at December 31, 2025, including managing directors, in FTE.

4 Figures for profit/loss after tax and total equity pursuant to HGB, section 285 and section 313 are not disclosed if they are of minor significance for a fair presentation of the profitability, liquidity, capital resources, and financial position of SAP SE, pursuant to HGB, section 313 (2) sentence 3 no. 4 and section 286 (3) sentence 1 no. 1.

5 Consolidated for the first time in 2025.

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

12 Pursuant to HGB, section 316 (1), the subsidiary is exempt from having its financial statements audited in respect of its financial year ended December 31, 2025.

13 Entity with support letter issued.

Other Equity Investments

Name and Location of Company	Ownership
%
Joint Arrangements and Investments in Associates
China DataCom Corporation Limited, Guangzhou, China	28
Procurement Negócios Eletrônicos S/A, Rio de Janeiro, Brazil	17
SAP Fioneer GmbH, Walldorf, Germany	20

Name and Location of Company
Equity Investments with Ownership of at Least 5%
359 Capital Parallel Fund I, L.P. (fka Sapphire Sport Parallel Fund II, L.P.), New York, NY, United States
359 Capital Parallel Fund Zero, L.P. (fka Sapphire Sport Parallel Fund, L.P.), New York, NY, United States
359 Capital Zero, L.P. (fka Sapphire Sport I, L.P.), New York, NY, United States
47th Street Partners I, L.P., Menlo Park, CA, United States
Adverity GmbH, Vienna, Austria
Alation, Inc., Redwood City, CA, United States
Alchemist Accelerator Fund I, LLC, San Francisco, CA, United States
Aleph-Bringg SPV, L.P., Grand Cayman, Cayman Islands
All Tax Platform – SOLUÇÕES TRIBUTÁRIAS S.A., São Paulo, Brazil
Amplify Bio I, L.P., Menlo Park, CA, United States
Amplify Partners II, L.P., Menlo Park, CA, United States
Amplify Partners III, L.P., Menlo Park, CA, United States
Amplify Partners IV, L.P., Menlo Park, CA, United States
Amplify Partners, L.P., Menlo Park, CA, United States
Anrok, Inc., San Francisco, CA, United States
Asylum Ventures 2024, LP (fka Filament 2024, LP), New York, NY, United States
BGS Holdings, Inc., Austin, TX, United States
BioCatch Ltd., Tel Aviv, Israel
Bitonic Technology Labs, Inc. (dba Yellow.ai), Bengaluru, India
Blue J Legal Inc., Toronto, Canada
Boldstart Ventures V, L.P., Miami, FL, United States
Boldstart Ventures VI, L.P., Miami, FL, United States
Brightfield Holdings, Inc., New York, NY, United States
Bryj Technologies, Inc. (fka Follow Analytics, Inc.), San Francisco, CA, United States
BY Crypto 1 GmbH & Co. KG (fka BY Capital 1 Alternative GmbH & Co. KG), Berlin, Germany
byFounders VC SPV III K/S, Copenhagen, Denmark
Castle Newco, LLC (fka Clari Inc.), Atlanta, GA, United States
CDQ AG, St. Gallen, Switzerland
Chalfen Ventures Fund I, L.P., St Heiler, Jersey, Channel Islands
Chalfen Ventures Fund II, L.P., St Helier, Jersey, Channel Islands
Chalfen Ventures Fund III, L.P., St Helier, Jersey, Channel Islands
Charlton House Professional Services Limited, Norwich, United Kingdom
CircleCI, Inc., San Francisco, CA, United States
Cofinity-X GmbH, Cologne, Germany
Collectly, Inc., Pasadena, CA, United States
ComponentLab, Inc., Seattle, WA, United States

Constructor Topco Inc., San Francisco, CA, United States
Contentful GmbH, Berlin, Germany
Costanoa Venture Capital II, L.P., Palo Alto, CA, United States
Costanoa Venture Capital QZ, LLC, Palo Alto, CA, United States
Creandum SPV TR (D) AB, Stockholm, Sweden
Creatio Inc., Boston, MA, United States
Culture Amp, Pty Ltd., Melbourne, Australia
Cypress.io, Inc., Atlanta, GA, United States
Data Collective II, L.P., Palo Alto, CA, United States
Data Collective III, L.P., Palo Alto, CA, United States
Data Collective IV, L.P., Palo Alto, CA, United States
Data.R.X. Ltd. (dba Datricks Ltd.), Tel Aviv, Israel
Defense Unicorns, Inc., Colorado Springs, CO, United States
Digital Hub Rhein-Neckar GmbH, Ludwigshafen, Germany
DocEquity, Inc. (dba Supio), Seattle, WA, United States
Dremio Corporation, Santa Clara, CA, United States
Elise A.I. Technologies Corp., New York, NY, United States
Essence VC III, L.P., Seattle, WA, United States
FeedZai S.A., Coimbra, Portugal
Felix Capital Fund III, L.P., London, United Kingdom
Felix Ventures II, L.P., London, United Kingdom
Finco Services, Inc. (dba Current), New York, NY, United States
FloQast, Inc., Los Angeles, California, United States
Fund II, a Series of Cocoa VC, LP, Seattle, WA, United States
GitGuardian SAS, Paris, France
Gorgias Inc., San Francisco, CA, United States
Greenlite Inc., San Francisco, CA, United States
Haystack Ventures V, L.P., Mill Valley, CA, United States
Haystack Ventures VI, L.P., Mill Valley, CA, United States
Haystack Ventures VII, L.P., San Francisco, CA, United States
Haystack Ventures VIII, L.P., San Francisco, CA, United States
Huntress Labs Incorporated, Ellicott City, MD, United States
IDG Ventures USA III, L.P., San Francisco, CA, United States
IEX Group, Inc., New York, NY, United States
InfluxData, Inc., San Francisco, CA, United States
Initialized CBH SPV LLC, San Francisco, CA, United States
innoWerft Walldorf GmbH, Walldorf, Germany
Involve.ai, Inc., Santa Monica, CA, United States
JetLenses Inc. (dba Verse Medical), New York, NY, United States
JupiterOne, Inc., Morrisville, NC, United States
Kaltura, Inc., New York, NY, United States
LeanData, Inc., Sunnyvale, CA, United States
LGVP F I LLC, Dover, DE, United States
LocalGlobe Opportunity, L.P., St. Peter Port, Guernsey, Channel Islands
LocalGlobe VII, L.P., St. Peter Port, Guernsey, Channel Islands
LocalGlobe VIII, L.P., St. Peter Port, Guernsey, Channel Islands

LocalGlobe X, L.P., St. Peter Port, Guernsey, Channel Islands
LocalGlobe XI, L.P., St. Peter Port, Guernsey, Channel Islands
Maple Capital II, Limited Partnership, Ramat Gan, Israel
Matillion Ltd., Altrincham, United Kingdom
Medable Inc., Palo Alto, CA, United States
Mosaic Ventures Investors Fund I, L.P., London, United Kingdom
Moxxie Ventures III, L.P., Mountain View, CA, United States
Notation Capital II CIRC, LLC, Brooklyn, NY, United States
Notation Capital II Circle 2024, LLC, Brooklyn, NY, United States
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
Point Nine Capital Fund II GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund III GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund IV GmbH & Co. KG, Berlin, Germany
Point Nine Capital Fund V GmbH & Co. KG, Berlin, Germany
Project44, Inc., Chicago, IL, United States
PubNub, Inc., San Francisco, CA, United States
QP-Essence VC IV, LP, Seattle, WA, United States
Qualified.com, Inc., San Francisco, CA, United States
Reltio, Inc., Redwood Shores, CA, United States
Restream, Inc., Austin, TX, United States
Rewst Inc., Westchase, FL, United States
Ridge Ventures IV, L.P., San Francisco, CA, United States
Ridge Ventures V, L.P., San Francisco, CA, United States
SafeGraph, Inc., Denver, CO, United States
Side, Inc., San Francisco, CA, United States
Signify Holdings, Inc. (dba Rain), New York, NY, United States
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
Tractian Ltd., Atlanta, GA, United States
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
Uptycs, Inc., Waltham, MA, United States
Upvest GmbH, Berlin, Germany
VerbIT, Inc., New York, NY, United States
Vistex, Inc., Hoffman Estates, IL, United States
Walkabout Ventures Fund II, L.P., Los Angeles, CA, United States
Wetravel Inc., San Francisco, CA, United States
Yapily Ltd., London, United Kingdom
Zesty Tech Ltd., Ramat Gan, Israel